Form 20-F
period 2002-12-31
ICA CORPORATION HOLDING CO
filed 2003-06-30
CIK 885012

As filed with the Securities and Exchange Commission on June 30, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

Annual Report Pursuant to Section 13 or
15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2002

Commission File Number 1-11080

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

THE ICA CORPORATION HOLDING COMPANY

(Translation of Registrant’s name into English)

Mexico

(Jurisdiction of incorporation or organization)

Mineria No. 145
Edificio Central
11800 Mexico City
Mexico
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class:	on which registered
Ordinary Shares, without par value	New York Stock Exchange*
Ordinary Participation Certificates, or CPOs, each representing one Share	New York Stock Exchange*
American Depositary Shares, evidenced by American Depositary Receipts, or ADSs, each representing six CPOs	New York Stock Exchange
5% Convertible Subordinated Debentures Due 2004	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Shares of common stock, without par value: 621,561,433

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☒       No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐       Item 18  ☒

PART I
Item 1. Identity of Directors, Senior Management and Advisors
Item 2. Other Statistics and Expected Timetable
Item 3. Key Information
SELECTED FINANCIAL DATA
EXCHANGE RATES
RISK FACTORS
FORWARD-LOOKING STATEMENTS
Item 4. Information on the Company
HISTORY AND DEVELOPMENT OF THE COMPANY
ORGANIZATIONAL STRUCTURE
PROPERTY, PLANTS AND EQUIPMENT
Item 5. Operating and Financial Review and Prospects
OPERATING RESULTS
LIQUIDITY AND CAPITAL RESOURCES
Item 6. Directors, Senior Management and Employees
DIRECTORS AND SENIOR MANAGEMENT
COMPENSATION
BOARD PRACTICES
EMPLOYEES
SHARE OWNERSHIP
Item 7. Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
RELATED PARTY TRANSACTIONS
Item 8. Financial Information
LEGAL AND ADMINISTRATIVE PROCEEDINGS
DIVIDENDS
SIGNIFICANT CHANGES
Item 9. The Offer and Listing
TRADING
Item 10. Additional Information
BYLAWS
EXCHANGE CONTROLS
TAXATION
DOCUMENTS ON DISPLAY
Item 11. Quantitative and Qualitative Disclosures about Market Risk
Item 12. Description of Securities Other than Equity Securities
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15. Disclosure Controls and Procedures and Internal Controls
Item 16. Reserved
Item 17. Financial Statements
PART III
Item 18. Financial Statements
Item 19. Exhibits
AMENDED AND RESTATED BYLAWS
MIXED PUBLIC WORKS CONTRACT
SIGNIFICANT SUBSIDIARIES
CERTIFICATIONS

i

PART I

Introduction

     Empresas ICA Sociedad Controladora, S.A. de C.V., or ICA, is a corporation (sociedad anonima de capital variable) organized under the laws of Mexico. Our principal executive offices are located at Mineria No. 145, Edificio Central, 11800 Mexico City, Mexico.

Item 1. Identity of Directors, Senior Management and Advisors

     Not applicable.

Item 2. Other Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

     Our financial statements are prepared in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 29 to our financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our net loss and total stockholders’ equity.

     We publish our financial statements in Mexican pesos. Pursuant to Mexican GAAP, financial data for all periods in our financial statements included in Items 3, 5 and 8 and, unless otherwise indicated, throughout this annual report have been restated in constant Mexican pesos as of December 31, 2002.

     This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 10.43 to U.S.$1.00, the noon buying rate for Mexican pesos on December 31, 2002 as published by the Federal Reserve Bank of New York. On June 27, 2003 the Federal Reserve noon buying rate was Ps.10.43 to U.S.$1.00.

     The term “billion” as used in this annual report means 1,000 million. Certain amounts in this annual report may not total due to rounding.

     Our financial statements were prepared giving effect to Bulletin B-10, Bulletin B-12, and Bulletin B-15 issued by the Mexican Institute of Public Accountants. Generally, Bulletin B-10 is designed to provide for the recognition of certain effects of inflation by requiring us to record gains or losses in purchasing power from holding monetary liabilities or assets and to restate:

•	non-monetary assets of Mexican origin using the Mexican consumer price index,

•	non-monetary assets of foreign origin using the consumer price index of the country of origin applied to the historical cost of the asset denominated in the relevant foreign currency and then translated into Mexican pesos at the exchange rate in effect at the most recent balance sheet date, and

•	non-monetary liabilities using the Mexican consumer price index. Bulletin B-10 requires the restatement of all financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented.

Bulletin B-12 requires that the statement of changes in financial position reconcile changes from the restated historical balance sheet to the current balance sheet. Bulletin B-15, which became effective January 1, 1998, requires that prior period financial statements be restated using a weighted average multiplier that reflects the Mexican consumer price index for our Mexican operations and the inflation and currency exchange rate in the countries where our foreign subsidiaries operate for our foreign operations.

     The difference between inflation accounting under Bulletin B-10 and U.S. GAAP is not required to be included in the reconciliation to U.S. GAAP. See note 29 to our financial statements.

     The following tables present our selected consolidated financial information and that of our subsidiaries for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes to our financial statements.

	Year Ended December 31,

	2002	2002		2001		2000		1999		1998

	(Millions	(Thousands of constant Mexican pesos except per share data)(1)
	of U.S.
	dollars)(1)
Income Statement Data:
Mexican GAAP:
Total revenues	$766	Ps.	7,983,657	Ps.	9,822,567	Ps.	11,749,674	Ps.	16,137,834	Ps.	19,751,315
Operating income (loss)	14		149,367		(778,389)		(558,559)		(1,360,217)		842,096
Financing cost, net	42		435,683		513,134		641,623		309,219		1,628,365
Other expense (income), net(2)	20		216,603		3,023,063		133,541		22,426		(1,038,281)
Income tax expense (benefit)(3)	49		516,072		216,791		(122,811)		11,314		(545,663)
Share in net loss of affiliated companies	(12)		(125,910)		(56,033)		(114,848)		(148,157)		(303,365)
(Loss) income from continuing operations(5)	(114)		(1,192,922)		(4,564,607)		(1,378,034)		(1,900,611)		330,225
Income (loss) from discontinued operations(5)	—		—		261,452		(142,775)		119,962		263,701
Consolidated net (loss) income	(114)		(1,192,922)		(4,303,155)		(1,520,809)		(1,780,649)		593,926
Net income of minority interest	13		129,952		188,042		193,285		56,075		331,182
Net (loss) income of majority interest	(127)		(1,322,874)		(4,491,197)		(1,714,094)		(1,836,723)		262,742
Net (loss) earnings per share of majority interest from continuing operations(6)	(0.20)		(2.13)		(7.65)		(2.36)		(3.16)		—
Net earnings (loss) per share of majority interest from discontinued operations(6)	—		—		0.42		(0.41)		0.19		0.42
Net (loss) earnings per share of majority interest(6)	(0.20)		(2.13)		(7.23)		(2.77)		(2.97)		0.42
Net (loss) earnings per ADS of majority interest(6)	(1.20)		(12.78)		(43.38)		(16.62)		(17.82)		2.52
Diluted (loss) earnings per share of majority interest(6)	(0.20)		(2.13)		(7.23)		(2.77)		(2.97)		0.42
Diluted (loss) earnings per ADS of majority interest(6)	(1.20)		(12.78)		(4.38)		(16.62)		(17.82)		2.52
Dividends per share (7)	—		—		—		—		0.32		0.20
Dividends per ADS(7)	—		—		—		—		1.92		1.26
Weighted average shares outstanding (000s):
Basic			621,561		621,561		620,524		618,287		626,698
Diluted			621,561		621,561		620,524		618,287		626,698
U.S. GAAP:
Total revenues(4)	753		7,847,699		9,316,780		11,326,482		15,936,986		20,084,402
Operating loss(4)(8)	(7)		(72,646)		(4,023,166)		(1,006,873)		(2,231,270)		(76,508)
(Loss) income from continuing operations(4)(5)(9)	(130)		(1,369,238)		(4,725,119)		(1,578,736)		(2,457,180)		464,143
Income (loss) from discontinued operations(4)(5)	7		73,015		486,885		(165,281)		136,623		253,741

	Year Ended December 31,

	2002	2002		2001		2000		1999		1998

	(Millions	(Thousands of constant Mexican pesos except per share data)(1)
	of U.S.
	dollars)(1)
Consolidated net (loss) income	(124)		(1,296,223)		(4,238,234)		(1,744,017)		(2,320,557)		717,884
Basic (loss) earnings per share from:
Continuing operations(6)	(0.21)		(2.20)		(7.60)		(2.54)		(3.97)		0.74
Discontinued operations(6)	0.01		0.12		0.78		(0.27)		0.22		0.40
Basic (loss) earnings per share(6)	(0.20)		(2.08)		(6.82)		(2.81)		(3.75)		1.14
Basic (loss) earnings per ADS(6)	(1.20)		(12.48)		(40.92)		(16.86)		(22.52)		6.84
Diluted (loss) earnings per share(6)	(0.20)		(2.08)		(6.82)		(2.81)		(3.75)		1.14
Diluted (loss) earnings per ADS(6)	(1.20)		(12.48)		(40.92)		(16.86)		(22.52)		6.84
Weighted average shares outstanding (000s):
Basic	—		621,561		621,561		620,524		618,287		626,698
Diluted	—		621,561		621,561		620,524		618,287		626,698
Balance Sheet Data:
Mexican GAAP:
Total assets	$1,358	Ps.	14,162,151	Ps.	18,610,552	Ps.	26,841,182	Ps.	31,516,041	Ps.	42,099,808
Long-term debt (10)	376		3,918,847		3,930,656		4,153,729		7,100,722		8,506,261
Capital stock	574		5,980,404		6,087,340		7,685,259		10,991,296		10,731,027
Total stockholders’ equity	369		3,844,786		5,386,985		10,994,102		13,027,440		15,632,464
U.S. GAAP:
Total assets	1,353		14,102,097		18,227,829		26,491,867		31,546,578		44,682,686
Long-term debt (10)	376		3,918,847		3,861,608		4,140,657		7,152,240		8,777,051
Capital stock	574		5,980,404		5,980,404		7,661,070		11,069,475		11,070,538
Total stockholders’ equity	348		3,632,655		5,081,462		9,865,592		11,887,130		14,810,329
Other Data:
Mexican GAAP:
Capital expenditures	16		166,689		260,240		1,350,159		3,166,026		4,129,923
Depreciation and amortization	39		409,501		1,234,983		1,156,515		1,155,708		1,259,567
Inflation Data:
Change in consumer price index	—		5.70		4.40		8.95		12.31		18.61
Restatement factor	—		7.59		2.89		7.84		9.64		19.63

(1)	Except share and inflation data. Amounts stated in U.S. dollars as of and for the year ended December 31, 2002 have been translated at a rate of Ps. 10.43 = U.S.$1.00 using the Federal Reserve noon buying rate on December 31, 2002. See “ — Exchange Rates.”

(2)	Includes for 2002 other expense of Ps.114 million and Ps.76 million relating to severance costs and write-offs of value added tax, respectively. Includes for 2001 other expense of Ps.3,279 million relating to allowances for impairment of the investment in concessions, property, plant and equipment, goodwill and severance costs. See notes 4 and 22 to our financial statements.

(3)	Effective January 1, 1999, we adopted Bulletin D-4 “Accounting Treatment of Income Tax, Tax on Assets and Employee Statutory Profit Sharing.”

(4)	During 2002, we sold our shares in several of our subsidiaries. Under U.S. GAAP, such sales would have been treated as discontinued operations. Accordingly, we have restated the U.S. GAAP income statement data for 1998 through 2001 for comparative purposes. See note 29 to our financial statements.

(5)	Our construction aggregates and manufacturing segments are reported as discontinued operations as a result of the sale of our interest in subsidiaries engaged in the construction aggregates segment in 2001 and the disposition of our manufacturing segment in 2000. The consolidated financial information presented in this annual report for 1998 through 2000 has been restated for comparative purposes. See notes 2 and 25 to our financial statements.

(6)	Basic (loss) earnings per share and per ADS are based on the weighted average number of shares outstanding during each period. Diluted (loss) earnings per share and per ADS are calculated by giving effect to all potentially dilutive common shares outstanding during the period. For purposes of U.S. GAAP, we adopted the provisions of SFAS No. 128, “Earnings per Share,” effective January 1, 1997. See note 29 to our financial statements.

(7)	Dividends per share and per ADS are based on the actual shares outstanding on the date the dividend was declared.

(8)	There are differences in the classification of (i) certain expenses recorded under “other expenses (income)” as a result of severance costs, the write-off of value added tax and the allowance for impairment of investments in concessions, property, plant and equipment and goodwill; (ii) employee statutory profit sharing and (iii) realized losses from the sale of UDI-denominated bonds between Mexican GAAP and U.S. GAAP. Under Mexican GAAP, these expenses are treated as non-operating expenses and are not deducted in calculating operating income, whereas under U.S. GAAP these expenses are treated as operating expenses and are deducted in calculating operating income. Such amounts for 2002, 2001 and 2000 totaled Ps.190 million, Ps.3,279 million and Ps.280 million, respectively. See note 29 to our financial statements.

(9)	As is mentioned in note 30 to our financial statements, in 2002 we early adopted SFAS No.145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No.13 and Technical Corrections.” Consequently, for purposes of our U.S. GAAP reconciliation, we no longer classify gains or losses on the early extinguishment of debt as an extraordinary item. The U.S. GAAP income statement data for 1998 through 2001 has been restated for comparative purposes.

(10)	Excluding current portion of long-term debt.

     The principal differences other than inflation accounting between Mexican GAAP and U.S. GAAP and the effect upon net income and total stockholders’ equity are presented below. See note 29 to our financial statements.

	Year Ended December 31,

	2002	2002		2001		2000		1999		1998

	(Millions	(Thousands of constant Mexican pesos)
	of U.S.
	dollars)
Reconciliation of net income of majority interest:
Net (loss) income reported under Mexican GAAP	$(127)	Ps.	(1,322,874)	Ps.	(4,491,197)	Ps.	(1,714,094)	Ps.	(1,836,724)	Ps.	262,744
U.S. GAAP adjustments for:
B-15 effect	—		—		78,897		5,396		(13,063)		8,311
Deferred income taxes	4		40,028		(8,923)		(63,543)		(615,359)		385,209
Deferred employee statutory profit-sharing	(4)		(48,313)		(23,927)		(35,611)		(298,159)		300,069
Capitalization of financing costs	1		15,471		(10,874)		(22,527)		37,634		19,116
Restatement of foreign sourced fixed assets	—		(6,097)		(53,461)		(33,468)		(23,779)		63
Gain on sale of foreign subsidiaries	—		—		221,908		—		—		—
Exchange loss from Argentine subsidiary	2		24,856		(24,856)		—		—		—
Minority interest applicable to above adjustments	—		706		74,199		119,830		428,892		(257,627)

Net (loss) income under U.S. GAAP	$(124)	Ps.	(1,296,223)	Ps.	(4,238,234)	Ps.	(1,744,017)	Ps.	(2,320,557)	Ps.	717,885

	Year Ended December 31,

	2002	2002		2001		2000		1999		1998

	(Millions of	(Thousands of Constant Mexican pesos)
	U.S.
	dollars)
Reconciliation of stockholders’ equity
Total stockholders’ equity reported under Mexican GAAP	$369	Ps.	3,844,786	Ps.	5,386,985	Ps.	10,994,102	Ps.	13,027,440	Ps.	15,632,467
B-15 effect	—		—		(94,631)		(34,615)		92,651		481,495
Less minority interest in consolidated subsidiaries included as stockholders’ equity under Mexican GAAP	(15)		(152,077)		(155,276)		(1,042,732)		(1,274,781)		(1,270,250)

	354		3,692,709		5,137,078		9,916,755		11,845,310		14,843,712
U.S. GAAP adjustments for:
Effect on retained earnings from:
Deferred income taxes	(179)		(1,860,901)		(1,900,929)		(1,892,006)		(1,828,463)		(1,213,105)
Deferred employee statutory profit-sharing	(19)		(198,007)		(149,694)		(125,767)		(90,156)		208,003
Restatement of foreign sourced fixed assets	(14)		(147,955)		(141,858)		(88,397)		(54,929)		(31,150)
Capitalization of financing costs	(13)		(138,413)		(153,884)		(143,010)		(120,483)		(158,118)
Gain on sale of foreign subsidiaries	21		221,908		221,908		—		—		—
Exchange loss from Argentine subsidiary	—		—		(24,856)		—		—		—
Effect on insufficiency from restatement of capital related to:
Deferred income taxes	135		1,410,520		1,413,946		1,430,343		1,477,331		1,235,395
Deferred employee statutory profit-sharing	7		69,528		69,528		56,591		69,942		66,372
Restatement of foreign sourced fixed assets	18		186,529		214,194		167,345		118,897		(63,016)
Gain on sale of foreign subsidiaries	(21)		(221,908)		(221,908)		—		—		—
Tax effect of unrealized holding loss in debt securities classified as available-for-sale	—		—		—		—		—		352,298
Cumulative effect for D-4 adoption	43		444,708		444,708		444,708		444,708		—
Minority interest applicable to above adjustments	16		173,937		173,229		99,030		24,974		(430,063)

Stockholders’ equity under U.S. GAAP	$348	Ps.	3,632,655	Ps.	5,081,462	Ps.	9,865,592	Ps.	11,887,131	Ps.	14,810,329

EXCHANGE RATES

     Mexico has had a free market for foreign exchange since 1991. In December 1994, the Mexican Central Bank implemented a floating foreign exchange rate regime under which the Mexican peso is allowed to float freely against the U.S. dollar and other currencies. The Mexican Central Bank will intervene directly in the foreign exchange market only to reduce what it deems to be excessive short-term volatility. The Mexican Central Bank conducts open market operations on a regular basis to determine the size of Mexico’s monetary base. Changes in Mexico’s monetary base have an impact on the exchange rate. In addition, the Mexican Central Bank uses its ability to increase or decrease reserve requirements of financial institutions to effect monetary policy. If the reserve requirement is increased, financial institutions will be required to allocate more funds to their reserves, causing the amount of available funds in the market to decrease and interest rates to increase. The opposite happens if reserve requirements are lowered. Through this mechanism, the Mexican Central Bank can impact both interest rates and foreign exchange rates.

     Volatility in the exchange rate market has gradually declined since 1995, when the exchange rate fluctuated between Ps.5.00 and Ps.8.14 per U.S. dollar. Between 1999 and 2001, the exchange rate fluctuated between Ps.8.95 and Ps.10.60 per U.S. dollar. In 2002, the exchange rate fluctuated between Ps.9.00 and Ps.10.46 per U.S. dollar.

     The Mexican Central Bank has provided for risk management and hedging mechanisms against fluctuations in the Mexican peso/U.S. dollar exchange rate. The Mexican Central Bank allows Mexican banks and brokerage houses to participate in futures markets for the Mexican peso. In April 1995, the Chicago Mercantile Exchange introduced Mexican peso futures contracts and options on Mexican peso futures contracts and started trading these options and futures. In December 1998, trading started at the Mexican Derivatives Exchange (MexDer Mercado Mexicano de Derivados, S.A. de C.V.), including Mexican peso futures contracts.

     There can be no assurance that the Mexican government will maintain its current policies with respect to the Mexican peso or that the Mexican peso will not depreciate significantly in the future. In the event of shortages of foreign currency, there can be no assurance that foreign currency would continue to be available to private-sector companies or that foreign currency needed by us to service foreign currency obligations would continue to be available without substantial additional cost.

     The following table sets forth, for the periods indicated, the high, low, average and period-end, noon buying rate in New York City for cable transfers in Mexican pesos published by the Federal Reserve Bank of New York, expressed in Mexican pesos per U.S. dollar. The rates have not been restated in constant currency units.

	Exchange Rate(1)

Year Ended December 31,	Period End	Average(1)	High	Low

1998	9.90	9.24	10.63	8.04
1999	9.48	9.56	10.60	9.24
2000	9.62	9.46	10.09	9.18
2001	9.16	9.33	9.97	8.95
2002	10.43	9.75	10.46	9.00

(1)	Average of exchange rates on the last day of each month.

	Exchange Rate

	High	Low

2002
December	10.43	10.10
2003
January	10.98	10.32
February	11.06	10.84
March	11.24	10.66
April	10.76	10.31
May	10.42	10.11

     On June 27, 2003, the Federal Reserve noon buying rate was Ps.10.43 to U.S.$1.00.

     For a discussion of the effects of fluctuations in the exchange rates between the Mexican peso and the U.S. dollar, see “Item 10. Additional Information — Exchange Controls.”

RISK FACTORS

Risks Related to Our Operations

We have had substantial losses in recent years, and face significant liquidity constraints.

     We reported operating losses of Ps.778 million and Ps.559 million in 2001 and 2000, respectively, and net losses of Ps.1,193 million in 2002, Ps.4,303 million in 2001 and Ps.1,521 million in 2000. In 2002, we reported operating income of Ps.149 million. Our long term profitability is dependent in significant part on our ability to implement more selective contracting practices and other productivity improvements, as well as various factors outside of our control such as Mexican public sector spending, the demand for construction services and prevailing exchange and interest rates.

     As of March 31, 2003 we had a net working capital deficit of Ps.569 million. We had net working capital of Ps.618 million as of December 31, 2002 as compared to net working capital of Ps.720 million as of December 31, 2001 and a net working capital deficit of Ps.246 million as of December 31, 2000. We had a deficit from operating activities during 2002 of Ps.1,228 million. Our expected sources of liquidity include dividends paid by ICA Fluor Daniel S. de R.L. de C.V., our industrial construction joint venture subsidiary, revenues from our Civil Construction segment and the continuation of our non-core asset divestment program, as well as the divestment of certain other assets related to our core operations, such as construction machinery and equipment. There can be no assurance that we will be able to continue to generate liquidity from asset sales, particularly given the relatively few non-core assets that remain available for sale.

     In recent years, our resources from operating activities and liquidity have been adversely affected by the length of our average collection period for accounts receivable. Our average collection period for accounts receivable was 86 days as of the first quarter of 2003, primarily as a result of generally adverse economic conditions in Mexico and elsewhere in Latin America, and budgetary constraints on certain Mexican government agencies.

     There can be no assurance that we will be able to improve our resources from operating activities and liquidity sufficiently to meet our debt obligations as they come due or resolve our liquidity problems. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

A substantial majority of our cash and cash equivalents are held through joint ventures that restrict our access to their resources.

     Our cash and cash equivalents were Ps.2,888 million as of December 31, 2002, as compared to Ps.3,659 million as of December 31, 2001 and Ps.2,625 million as of December 31, 2000. Cash and cash equivalents at year-end 2002 included Ps.1,821 million of cash and cash equivalents (representing 63% of our cash and cash equivalents) held by ICA Fluor Daniel, and Ps.131 million of cash and cash equivalents (representing 5% of our cash and cash equivalents) held by Rodio S.A., our Spanish construction joint venture subsidiary. The use of cash and cash equivalents by ICA Fluor Daniel or Rodio requires the consent of our joint venture partners. Our joint venture partners are the Fluor Corporation, in the case of ICA Fluor Daniel, and Soletanche Bachy Group, in the case of Rodio. The payment of dividends by ICA Fluor Daniel or Rodio requires the consent of our partner in the relevant joint venture.

We may be required to restructure our debt in the near future.

     In 2002, our debt service obligations (principal and interest) totaled Ps.1,016 million, while our deficit from operating activities was Ps.1,228 million. In March 2004, U.S.$96.3 million of our outstanding convertible subordinated debentures are scheduled to mature. Unless we generate additional resources from improved results of operations, favorable results from pending arbitration and legal proceedings, collections of accounts receivable, further divestments, or capital contributions from current or new shareholders, we believe we will have to restructure our debt in the near future. There can be no assurance that any of these developments will occur. We have retained J.P. Morgan Securities, Inc. to be our financial advisor in connection with the restructuring of our debt, and have entered into discussions with certain of our creditors in an effort to extend the maturity of our debt and reduce our debt service costs. There can be no assurance that we will restructure our debt on terms we believe to be sustainable.

Substantially all of our assets are pledged to creditors.

     We have pledged substantially all of our assets to Grupo Financiero Inbursa, S.A. de C.V. (a Mexican bank), Banco Nacional de Mexico, S.A. de C.V., or Banamex (a Mexican bank), and BBVA Bancomer S.A. (a Mexican bank) in order to secure loans from each of these banks. The assets we have pledged include our headquarters in Mexico City; substantially all income generated from dividends and royalties paid by ICA Fluor Daniel; an office building located at Mineria No. 130, Mexico City; the proceeds from the sale of the Veracruz grain terminal and the Empalme industrial plant belonging to Industria del Hierro, S.A. de C.V. (our machinery and equipment manufacturing subsidiary); substantially all of our real estate assets and all of our shares in the following subsidiaries: Almacenadora Sur, S.A. de C.V., or Alsur (our grain and general merchandise warehouse operator), ViveICA S.A. de C.V. (our housing subsidiary), Solaqua, S.A. de C.V. (our waste water treatment concession subsidiary) and Centro Sur, S.A. de C.V. (our real estate subsidiary). We expect that the proceeds from the sale of any of these assets will be used to prepay the principal amount owed on the loans secured by these pledges. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these three banks, and our ability to incur further debt (whether secured or unsecured) is limited. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—General.”

The El Cajon hydroelectric project may further constrain our liquidity.

     In March 2003, the Mexican Federal Electricity Commission (Comision Federal de Electricidad, or CFE) awarded a U.S.$748 million contract for the engineering, procurement and construction of the El Cajon hydroelectric project to a consortium, in which two of our subsidiaries hold a 61% interest. The terms of the contract require that the contractor secure financing for its project costs. CFE will pay for the project upon completion, and the financing obtained by our consortium will only cover the project’s cash costs. Consequently, although we expect the project to absorb certain fixed costs, the project is unlikely to generate any significant cash flow to us until 2007.

     Under the terms of the contract, the contractor is required to post a performance bond for the benefit of CFE equal to 10% of the value of the works to be performed each calendar year. For 2003, the consortium is required to post a U.S.$10 million performance bond. The consortium will be required to post performance bonds of U.S.$27 million for each of 2004 and 2005. For 2006 and 2007, performance bonds of U.S.$10 million and U.S.$1 million, respectively, will be required. The performance bonds for any given year must be posted by December 31 of the preceding year. As a 61% owner of the consortium, we are only required to post 61% of the above mentioned performance bonds. In 2003, in accordance with an agreement reached with CFE, the consortium posted letters of credit instead of performance bonds.

     In March 2003, the consortium entered into a U.S.$90 million bridge credit facility with WestLB AG, New York branch, or WestLB AG, for the financing of the first portion of the project’s construction costs. As of the date of this annual report, U.S.$14 million has been disbursed to the consortium under the bridge credit facility. Although there can be no assurance, the consortium expects to secure the balance of the requisite financing for the project through a syndicated bank loan contemplated to be arranged by WestLB AG. The financing of the project is expected to cover project costs, which include construction costs, 25% of the project’s overhead expenses, interest expense, and financial and legal fees. Additionally, under the terms of the bridge credit facility, the consortium has posted a U.S.$26 million letter of credit for the benefit of WestLB AG. As a result of the ongoing obligation to post performance bonds for the El Cajon project, the El Cajon hydroelectric project may constrain our liquidity and may limit our ability to devote cash resources to other projects or needs. Moreover, there can be no assurance that CFE and WestLB AG’s performance bond and letter of credit requirements will not have a material adverse effect on our liquidity, financial condition or results of operation.

The consortium that was awarded the El Cajon project is seeking to cure non-financial defaults under the U.S.$90 million bridge credit facility.

     On March 31, 2003, the consortium that was awarded the El Cajon project, in which two of our subsidiaries hold a 61% interest, entered into a U.S.$90 million bridge credit facility with WestLB AG to finance the first portion of the El Cajon project’s construction costs. On June 17, 2003, the consortium was notified by WestLB AG that it was in default under the bridge credit facility as a result of (i) CFE’s failure to grant the consortium access to the project site, and (ii) the consortium’s failure to obtain the consent of WestLB AG and the project’s independent engineer prior to entering into an amendment to the project’s construction contract. The consortium has obtained a waiver from WestLB AG, which waives these events of default through August 10, 2003. The waiver will terminate earlier if any unrelated event of default under the bridge credit facility occurs prior to August 10, 2003. The consortium is currently in negotiations with WestLB AG and CFE aimed at curing these events of default, and expects to resolve these issues in a manner that will cure these events of default. However, there can be no assurance that these negotiations will result in a satisfactory resolution of these issues.

     The consortium’s failure to resolve these issues in a manner satisfactory to WestLB AG and CFE prior to August 10, 2003 could result in the removal of the El Cajon project from backlog and in CFE’s commencement of the procedures necessary for the termination of the project. If these events of default have not been cured by the expiration of the waiver, WestLB AG would be entitled to accelerate the maturity of the bridge credit facility and collect any amounts outstanding under a guarantee agreement entered in connection with the bridge credit facility. In addition, other creditors may be entitled to accelerate the maturity of their indebtedness as a result of the existence of these defaults. Any of these events, individually or collectively, would likely have a material adverse effect on our financial condition and results of operations.

We may have difficulty obtaining the letters of credit that we require in the normal course of our operations.

     Historically, our clients have required us to obtain bonds to secure, among other things, bids, advance payments and performance. In recent years, however, our clients have been increasingly requiring letters of credit and other forms of guarantees to secure such bids, advance payments and performance. In light of our current financial condition and our recent losses, we have found it increasingly more difficult to obtain the performance bonds and letters of credit necessary to perform the large infrastructure projects that historically have generated a substantial majority of our revenues. Since we have pledged substantially all of our assets to Grupo Financiero Inbursa, Banamex and BBVA Bancomer in order to secure loans from each of these banks, our ability to provide letters of credit and other forms of guarantees secured with assets is limited. For a detailed description of letters of credit that we provided in connection with the financing of the El Cajon project, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

Under our construction contracts, we are increasingly required to assume the risk of inflation and errors in contract specifications.

     Historically, a majority of our construction business was conducted under unit price contracts, which contain an “escalation” clause that permits us to increase unit prices to reflect the impact of increases in the costs of labor, materials and certain other items due to inflation. These unit price contracts allow flexibility in adjusting the contract price to reflect work actually performed and the effects of inflation.

     In recent years, however, our construction contracts have been increasingly fixed price or not-to-exceed contracts, under which we are committed to provide materials or services at fixed unit prices, such as dollars per cubic yard of earth or concrete, or linear feet of pipe. While fixed unit price contracts generally shift the risk of estimating the quantity of units required for a particular project to our customers, any increase in our unit cost over our unit bid price, whether due to inefficiency, faulty estimates, weather, inflation or other factors must be borne by us and may adversely affect our results of operations. In recent years, we have experienced significant losses due to incorrect contract specifications in several projects. We may also run into construction and administrative cost overruns that may not be passed on to the customer. We expect that, because of conditions attendant to financing arrangements, future concession-related, infrastructure and industrial construction contracts may not permit an adjustment of the contract price for additional work done due to incorrect contract specifications. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Construction — Civil Construction.” There can be no assurance that we will not experience increased costs due to incorrect contract specifications in future fixed price or not-to-exceed contracts.

Our participation in projects outside Mexico involves greater risks than those typically faced in Mexican projects.

     As a result of the December 1994 Mexican peso devaluation and the resulting economic crisis in Mexico, until 2002, our strategy had been to place greater emphasis on our international operations. We pursued this strategy through acquisitions of foreign companies, such as Rodio, CPC and Kronsa, as well as through the direct involvement by our Civil Construction and Industrial Construction segments in foreign projects, such as the Corredor Sur highway concession in Panama and the Malla Vial street network refurbishment project in Colombia. Our strategy of becoming more involved in foreign projects presented greater risks than those typically faced in Mexican projects. To date, our foreign projects have generated mixed results, and we had losses on projects such as the Campinas Porto Alegre gas pipeline in

Brazil, the Malla Vial street network refurbishment project in Colombia, the construction of a segment of the light rail system in Puerto Rico and more recently the construction of the San Juan Coliseum in Puerto Rico. As a result of these losses, we are seeking to become more selective in our involvement in international operations, and are placing qualitative limits on international operations based on risks related to the project’s location, the client and the risks inherent to particular projects; however, there can be no assurance we will be successful in these efforts. See “Item 4. Information on the Company—Business Overview—Geographical Distribution of Revenues.”

Our performance is tied to Mexican public-sector spending on infrastructure and industrial facilities.

     Our performance historically has been tied to Mexican public-sector spending on infrastructure facilities and to our ability to bid successfully for such contracts. Mexican public-sector spending, in turn, has been generally dependent on the state of the Mexican economy. According to Banco de Mexico, Mexico’s gross domestic product increased 1.7% in 2002.

     The Mexican public sector began in 1988, as a consequence of its program of economic stabilization and increased spending on social services, to reduce its spending on the construction of infrastructure facilities. It sought, instead, to stimulate private investment in the construction of such facilities. Accordingly, we have become increasingly involved in arranging the financing of projects built for the Mexican federal and state governments and state – owned enterprises. Nevertheless, there can be no assurance that a decrease in public-sector spending as a result of a deterioration of the Mexican economy would not have an adverse effect on our financial condition and results of operations. We have attempted to mitigate this risk by substituting public clients with private clients in our construction backlog. As of December 31, 2002, 53% of our backlog was from private clients.

Competition from foreign construction companies may adversely affect our results of operations.

     The market for construction services in Mexico and elsewhere is highly competitive. In recent years, the sponsors of many infrastructure construction and industrial construction projects throughout the world, including in Mexico, have required contractors to provide construction on a “turnkey” basis. See “Item 4. Information on the Company—Business Overview—Industrial Construction.” Many of our foreign competitors have better access to capital and greater financial and other resources, which affords them a competitive advantage in bidding for such projects.

A significant portion of our future revenues will depend on our ability to finance infrastructure projects.

     We believe that our ability to finance construction projects in different ways has enabled us to compete more effectively in obtaining such projects. Providing financing for construction projects, however, increases our capital requirements and exposes us to the risk of loss of our investment in the project. We seek to compensate for this risk by entering into financing arrangements only on terms intended to provide us with a reasonable return on our investment. Although we seek to participate only in projects where we expect to recover our investment and earn a reasonable rate of return, there can be no assurance that we will be able to realize these objectives.

Our backlog of construction contracts is not necessarily indicative of our future revenues.

     The amount of backlog is not necessarily indicative of our future revenues related to the performance of such work. Although backlog represents only business that is considered to be firm, there can be no assurance that cancellations or scope adjustments will not occur. In 2002 we cancelled Ps.936 million of backlog relating to, among others, the Caracoles and Punta Negra hydroelectric projects in Argentina, the PR-834 highway in Puerto Rico, the Gutierrez-Zamora and Uruapan-Nueva Italia highways in Mexico and the sale of our participation in Hubard y Bourlon, S.A. de C.V., an air condition installation subsidiary. In the first quarter of 2003, we cancelled Ps.160 million out of backlog related to the Lopez Portillo junction, as a result of the inability of the Mexican government to obtain the right of way needed to continue the project. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Construction—Construction Backlog.”

     In certain instances, we have guaranteed completion of a project by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. However, there is a risk that adherence to these guarantees may not be possible. The failure to meet any such schedule or performance requirements could result in costs that exceed projected profit margins, including penalties equal to the entire contract amount.

     There can be no assurance that the financial penalties stemming from the failure to meet guaranteed acceptance dates or achievement of acceptance and performance testing levels would not have an adverse effect on our financial condition and results of operations.

Our return on our investment in a concession project may not match the estimated returns contained in the terms of the concession.

     Our return on any investment in a highway, bridge, tunnel or wastewater treatment plant concession is based on the duration of the concession, in addition to the amount of toll revenues collected, debt service costs and other factors. Traffic volumes, and thus toll revenues, are affected by a number of factors including toll rates, the quality and proximity of alternative free roads, fuel prices, taxation, environmental regulations, consumer purchasing power and general economic conditions. The level of traffic on a given highway also is influenced heavily by its integration into other road networks. Given these factors, there can be no assurance that our return on any investment in a highway, bridge, tunnel or wastewater treatment plant concession will match estimates contained in the relevant concession agreement.

Application of new Bulletin C-15 may affect the value of our investments in the Corredor Sur highway concession in Panama.

     In March 2003, the Mexican Institute of Public Accountants issued new Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal” or Bulletin C-15. The application of Bulletin C-15 is mandatory for fiscal years beginning on or after January 1, 2004, but early adoption is encouraged. Bulletin C-15 establishes, among other things, new principles for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides examples of indicators of possible impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. The calculation of such losses requires the determination of recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the present value of discounted future net cash flows. By contrast, prior to Bulletin C-15 the accounting principles used future net cash flows without discounting them to present values. The Corredor Sur highway concession in Panama provides that we will be compensated for our investment in part by the right to retain the revenue derived from the operation of the highway and in part by the development and sale of certain land and marine-fill areas that we will receive from the Panamanian government. The application of Bulletin C-15 could result in an impairment of our investment in the Corredor Sur highway concession if there were any indication of a possible deterioration in the results or conditions of the Corredor Sur highway concession, due to the requirement that our investment be compared to discounted cash flow. For a description of the Corredor Sur highway concession, see “Item 4. Information on the Company—Business Overview—Infrastructure Operations—Corredor Sur.”

Risks Related to Mexico

Mexico has experienced adverse economic conditions.

     Mexico has experienced adverse economic conditions, including high levels of inflation. See “Item 4. Information on the Company—History and Development of the Company—Public Sector Spending and the Mexican Economy.” If the Mexican economy were to experience a recession or if inflation and interest rates increase significantly, our business, financial condition and results of operation could be adversely affected.

Depreciation or fluctuation of the Mexican peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.

     We may incur additional dollar-denominated debt. A devaluation of the Mexican peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses. Of our total indebtedness at December 31, 2002, 47% was denominated in currencies other than Mexican pesos, principally U.S. dollars.

     Severe devaluation or depreciation of the Mexican peso may also result in the disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies.

Developments in other countries may affect us.

     The market value of securities of Mexican companies may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in these countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. For example, in the second half of 1998 and in early 1999, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil.

     Adverse economic conditions in Argentina have adversely affected the operations of CPC, our Argentine subsidiary, which has reduced its number of personnel and its activities to a single project that will be concluded during 2003. We do not expect CPC to contribute to our revenues in 2003.

     In January 2003, the government of Venezuela introduced foreign exchange controls in Venezuela which, in accordance with Mexican GAAP, resulted in the deconsolidation of the assets and liabilities of Autopista Concesionada de Venezuela, or Aucoven, from our balance sheet. We are currently involved in arbitration proceedings with the government of Venezuela over Aucoven. See “Item 8. Financial Information—Legal and Administrative Proceedings—Legal Proceedings—Caracas-La Guaira.” The foreign exchange controls implemented by the government of Venezuela may make it difficult for us to repatriate any award received as a result of such arbitration.

Corporate disclosure may be different than in the U.S.

     There may be less or different publicly available information about issuers of securities in Mexico than is regularly published by or about issuers of securities in certain countries with highly developed capital markets. In addition, accounting and other reporting principles and standards may differ substantially from those results that would have been obtained using other principles and standards such as U.S. GAAP.

You may not be entitled to participate in future preemptive rights offerings.

     Under Mexican law, if we issue new shares for cash as part of a capital increase, we generally must grant our stockholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in our company. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs in the United States to exercise any preemptive rights in any future capital increase unless:

•	we file a registration statement with the Securities and Exchange Commission with respect to that future issuance of shares, or

•	the offering qualifies for an exemption from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act.

     At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the Securities and Exchange Commission and any other factors that we consider important to determine whether we will file such a registration statement.

     There can be no assurance that we will file a registration statement with the Securities and Exchange Commission to allow holders of ADSs in the United States to participate in a preemptive rights offering. In addition, under current Mexican law, sales by the depository of preemptive rights and distribution of the proceeds from such sales to you, the ADS holders, is not possible. As a result, your equity interest in us may be diluted proportionately.

Risks Related to our ADSs

We may be required to delist our ADSs from the New York Stock Exchange.

     We may be required to delist our ADSs from the New York Stock Exchange, or the NYSE, if the price of our ADSs over a 30 trading-day period falls below $1.00. On September 30, 2002 the NYSE notified us that the average closing price of our ADSs had fallen below the minimum threshold required by the NYSE’s continued listing requirements. On April 23, 2003, the NYSE notified us that the average closing price of our ADSs had increased above the minimum threshold required by the NYSE’s continued listing requirements, and that we were in compliance with the NYSE continuing listing standards. There can be no assurance that in the future our ADS price per share will not fall below the minimum threshold required by the NYSE’s continued listing requirements and that we will not be required to delist our ADSs. Any such delisting could have an adverse effect on the liquidity of our ADSs and on our ADS per share price.

The September 11, 2001 attacks on the United States and subsequent U.S. national security actions may have unpredictable effects on the United States, global financial markets and economies and possible repercussions on our results of operations and the market price of the ADSs.

     The September 11, 2001 terrorist attacks on the World Trade Center in New York City and the Pentagon in Washington D.C. have caused uncertainty and volatility in the U.S. and international financial markets. We cannot predict what future effects these unprecedented events, including U.S. national security measures that may be taken, may have on either the international, U.S. or Mexican economies or financial markets. We also cannot predict what future effects these events may have on investors’ perceptions of risk regarding investment in emerging markets or equity securities generally.

Risk Related to our Major Shareholders

The significant share ownership of our management may have an adverse effect on the future market price of our ADSs and shares.

     Our directors and executive officers, as a group, beneficially own approximately 30.2% of our total shares outstanding either directly or through a management trust. Actions by our management with respect to the disposition of the shares and ADSs they beneficially own, or the perception that such action may occur, may adversely affect the trading price of the shares on the Mexican Stock Exchange and the market price of our ADSs.

FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios,

•	statements of our plans, objectives or goals,

•	statements about our future economic performance or that of Mexico or other countries in which we operate, and

•	statements of assumptions underlying such statements.

     Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

     Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors,” include cancellations of significant construction projects included in backlog, material changes in the performance or terms of our concessions, additional costs incurred in projects under construction, the outcome of any discussions with our creditors to restructure out debt, developments in legal proceedings, limitations on our access to sources of financing on competitive terms, changes to our liquidity, economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

     Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

     Our business began in 1947 with the incorporation of Ingenieros Civiles Asociados, S.A., which provided construction services for infrastructure projects for the Mexican public sector. Our charter document provides that our corporate existence will continue until December 31, 2090, but this date may be extended by a resolution of our shareholders. Our registered office is located at Mineria No. 145, Edificio Central, 11800 Mexico, D.F., Mexico, telephone (52-55) 5272-9991.

     According to the data from the Mexican Chamber of the Construction Industry (la Camara Mexicana de la Industria de la Construccion) and the National Institute of Statistics and Geography (el Instituto Nacional de Estadistica y Geografia), we are the largest engineering, procurement and construction company in Mexico based on our relative share of the total revenues of the formal construction sector in Mexico, and are the largest provider in Mexico of construction services to both public and private-sector clients. We are engaged in a full range of construction and related activities, involving the construction of infrastructure facilities, as well as industrial, urban and housing construction. In addition, we are engaged in the development and marketing of real estate, the construction, maintenance and operation of airports, highways, bridges and tunnels and in the management and operation of water supply systems, solid waste disposal systems and automobile parking facilities under concessions granted by governmental authorities.

     In the past, our business strategy had been to strengthen and expand our core construction business, while diversifying our sources of revenue. Our current strategy is to continue to emphasize our construction business, which in 2002 accounted for approximately 79% of our revenues. As part of our current strategy, we do not intend to participate in any new concessions and are currently in the process of selling our interest in several concessions. In addition, we intend to discontinue our real estate operations through the sale of our real estate assets and increase our participation in the low-income housing development business. In 1995, we began to emphasize international operations in response to a general decline in demand for construction projects in Mexico. In recent years we have sought to become more selective when choosing international projects. Revenues from foreign operations accounted for approximately 30% of our revenues in 2002 as compared to 31% in 2001 and 22% in 2000. See note 26 to our financial statements.

     Since incorporating in 1947, we have greatly expanded and diversified our construction and related businesses. We are active in construction work in Spain, Portugal, Venezuela, Argentina, Puerto Rico, Panama, Guatemala and various other countries in Latin America.

     Unless the context otherwise requires, the terms “us,” “we” and “ICA” as used in this annual report refer to Empresas ICA Sociedad Controladora, S.A. de C.V. and its consolidated subsidiaries. We are a holding company that conducts all of our operations through subsidiaries. The references herein to segments or sectors are to combinations of various subsidiaries that have been grouped together for management or financial reporting purposes.

Asset Divestitures

     Our non-core asset divestment program was approved by our board of directors in 1999 and ratified by our shareholders in 2000. As part of our non-core divestment program, we created a working group that reports to our Chief Financial Officer, and that oversees major divestitures across our business segments. The working group’s responsibilities include coordinating the efforts of our various internal business segments and our legal and finance departments, as well as supervising any external advisors or brokers who are required for a particular transaction. Prior to any sale of an asset, we conduct a due iligence investigation in order to assess such asset’s condition and to prepare the asset for sale. Depending on the size and characteristics of the asset to be sold, we may retain qualified brokers or financial advisors to participate in the process of valuating the asset, identifying potential buyers for the asset, negotiating the sale of the asset and closing the transaction. The Executive Committee approves all sales within the non-core divestment program.

     In 2002, as part of our non-core asset divestment program, we sold our interest in the following assets:

•	the Veracruz grain terminal, to Cargill de Mexico, S.A. for U.S.$22.5 million;

•	Centro Comercial Hemisferia, a shopping mall in Guadalajara, to a third party for U.S.$20 million;

•	Terminal de Cruceros Punta Langosta, Cozumel, S.A. de C.V., a cruise ship terminal in Cozumel, to Cruceros Maritimos del Caribe S.A. de C.V. for U.S.$19.4 million;

•	the Cabo del Sol tourism real estate development in Los Cabos, Baja California Sur, to CDS Development Partners for U.S.$13 million;

•	the Bellas Artes parking facility concession, to the Fundacion del Centro Historico de la Ciudad de Mexico, A.C. for U.S.$10.8 million;

•	the sale and leaseback of an office building located at Viaducto Rio Becerra No.27, Mexico City to a third party for U.S.$10.3 million;

•	Propulsora Mexicana de Parques Industriales, S.A. de C.V., a subsidiary that owned a tract of land in Mexicali, to Urbi, S.A. de C.V. for U.S.$4 million; and

•	Hubard y Bourlon to Grupo Condumex, S.A. de C.V. for U.S.$3 million.

     In 2001, as part of our non-core asset divestment program, we sold our interest in the following assets:

•	Calizas Industriales del Carmen, S.A. de C.V., Vulica Shipping Company Limited and Vulcan ICA Distribution Company, all affiliated with our construction aggregates joint venture with Vulcan Materials Company, to Vulcan Materials Company for U.S.$122.4 million;

•	Internacional de Contenedores de Veracruz, S.A. de C.V., or ICAVE, a container terminal in Veracruz, to Hutchison Ports Holding for U.S.$105 million;

•	the Torre Mayor office building in Mexico City to Reichmann International for U.S.$25 million with an additional U.S.$6 million payable to us when the building reaches a 90% occupancy level;

•	Centro Empresarial Guadalajara S.A. de C.V., a shopping mall in Guadalajara, to a third party for U.S.$10.1 million;

•	Desarrollo Comercial, Leon, S.A. de C.V., a shopping mall in Leon, to a third party for U.S.$10.4 million;

In 2000, as part of our non-core asset divestment program, we sold an industrial plant and machinery and equipment belonging to Industria del Hierro to Compania de Telefonos y Bienes Raices S.A. de C.V. for U.S.$9 million.

Capital Spending

     Our capital spending program is focused on the acquisition, upgrading and replacement of property, plant and equipment required for our future projects.

     The following table sets forth our capital spending, before retirements, for each year in the three-year period ended December 31, 2002.

	Year Ended December 31,

	2002	2002		2001		2000

	(Millions of
	U.S. Dollars)	(Millions of Mexican pesos)
Construction:
Civil	$1.2	Ps.	13	Ps.	52	Ps.	139
Industrial	0.4		4		8		18
CPC and Rodio	8.7		91		80		15

Total	$10.3	Ps.	108	Ps.	140	Ps.	172
Infrastructure Operations	3.4		36		43		922
Corporate and Other Operations	2.0		21		73		238
Real Estate and Housing	0		0		4		19

Total	$15.7	Ps.	165	Ps.	260	Ps.	1,351

     Aggregate capital spending decreased to Ps.167 million in 2002 from Ps.260 million in 2001 and Ps.1,350 million in 2000. The decrease in aggregate capital spending in 2002 generally reflected decreased investment in the construction segments (to Ps.109 million in 2002 from Ps.140 million in 2001) and in the Corporate and Other Operations segment (to Ps.21 million in 2002 from Ps.73 million in 2001) as a result of a reduction in the size of our business. In 2002, capital spending was primarily used for the purchase of machinery and equipment, and for investments in concessions.

     Aggregate capital spending decreased to Ps.260 million in 2001 from Ps.1,350 million in 2000. The substantial decrease in 2001 was mainly a result of a decrease in capital spending in the Infrastructure Operations segment (to Ps.43 million in 2001 from Ps.922 million in 2000) and, to a lesser extent, the Corporate and Other Operations segment (to Ps.73 million in 2001 from Ps.238 million in 2000). The decrease in capital spending in 2001 generally reflected reduced opportunity for appropriate infrastructure investments and our decision to allocate funds to debt reduction.

     In addition, our net investment in and loans to unconsolidated affiliates was Ps.9 million in 2002, Ps.178 million in 2001 and Ps.522 million in 2000.

     In 2002, our investments in unconsolidated affiliates mainly related to the Cabo del Sol tourism real estate development. In October 2002, we sold 39.2% of our 49% interest in the Cabo del Sol tourism real estate development to CDS Development Partners for U.S.$13 million. In 2001, our investments in unconsolidated affiliates mainly related to the Caruachi hydroelectric project in Venezuela, a segment of the light rail project in Puerto Rico, our Cabo del Sol tourism real estate development operation in Los Cabos, Baja California Sur, and the construction of the Torre Mayor office building in Mexico City. In October 2001, we sold our 50% interest in the Torre Mayor office building to subsidiaries of our joint venture partner, Reichmann International for U.S.$25 million, with an additional U.S.$6 million payable to us once the building reaches a 90% occupancy level. In December 2001, we began to consolidate the results of the Puerto Rican light rail project in our financial statements. Our 2000 investment in and loans to unconsolidated affiliates mainly related to contributions to a joint venture with Reichmann International engaged in the construction of the Torre Mayor office building in Mexico City and to our 37.25% share in Operadora Mexicana de Aeropuertos OMA (renamed Servicios de Tecnologia

Aeroportuaria, S.A. de C.V., or SETA, in 2002), which owns 15% of Grupo Aeroportuario Centro Norte and which operates thirteen airports in north central Mexico.

     For 2003 we have budgeted total investments of U.S.$7 million. We expect U.S.$3 million of these investments to be used to purchase and maintain certain construction equipment needed in connection with the El Cajon hydroelectric project, and U.S.$4 million to be used to replace certain fixed assets.

Public-sector Spending and the Mexican Economy

     Our performance historically has been tied to Mexican public-sector spending on infrastructure facilities and to our ability to bid successfully for such contracts. Mexican public-sector spending, in turn, has been generally dependent on the state of the Mexican economy. From 1987 through 1994, Mexico’s economy experienced steady growth. Although improvement in the economy generally increased demand for new construction, the Mexican public sector began in 1988, as a consequence of its program of economic stabilization and increased spending on social services, to reduce its spending on the construction of infrastructure facilities. It sought, instead, to stimulate private investment in the construction of such facilities. Accordingly, we, like other Mexican construction companies, have become increasingly involved in arranging the financing of projects built for the Mexican federal and state governments and state–owned enterprises.

     We utilize a number of project financing structures to raise the capital necessary to build projects for the public sector. Under such structures, we typically provide a portion of the equity itself and payment is generally received from the sponsor of the project in a series of payments over time, such as lease payments, once the project is completed. Generally, we contribute equity to a project by accepting deferred payment of a portion of its construction contract price. Concessions represent a similar approach to financing public-sector projects through the private sector. In certain projects, such as the Cantarell nitrogen plant, we provided debt financing in lieu of equity. Due to the nature of most of the projects, which typically involve long-term operations, we seek to recover our equity or debt contribution once the construction phase is completed. Depending on the requirements of each specific infrastructure project, we typically seek to form a consortium with entities that have expertise in different areas and that assist in obtaining financing from various sources. See “—Infrastructure Operations.” We anticipate that future revenues will depend significantly on our ability directly or indirectly to arrange financing for the construction of infrastructure projects.

     We believe that our ability to finance construction projects in different ways has enabled us to compete more effectively in obtaining such projects. Providing financing for construction projects, however, increases our capital requirements and exposes us to the risk of loss of our investment in a project. We make every effort to compensate for this risk by entering into financing arrangements only on terms intended to provide us with a reasonable return on our investment. Although we have implemented policies to make us more selective in choosing the projects we participate in and seek to participate only in projects where we expect to recover our investment and earn a reasonable rate of return, there can be no assurance that we will be able to realize these objectives.

     Beginning in December 1994 and continuing into 1996, Mexico experienced an economic crisis characterized by exchange rate instability and devaluation, increased inflation, high domestic interest rates, negative or slow economic growth, reduced consumer purchasing power and high unemployment. The economic crisis resulted in part from a series of internal disruptions and political events, including a large current account deficit (7.8% of gross domestic product in 1994), civil unrest in the southern state of Chiapas, the assassination of two prominent political figures and the significant devaluation of the Mexican peso, that undermined the confidence of investors in Mexico during 1994 and, combined with an increase in international interest rates, led to a substantial outflow of capital. These adverse conditions also resulted in a liquidity crisis affecting the ability of the Mexican government and the banking system to refinance or refund maturing indebtedness. In response to the economic crisis, the administration of

President Ernesto Zedillo (1994-2000) introduced a series of economic recovery plans that reduced government spending, particularly with respect to infrastructure projects. As a result, construction was among the sectors most strongly affected by the economic crisis, decreasing by 22.0% (in real terms) in 1995 in comparison to 1994.

     Although economic conditions have generally improved since 1996, Mexico’s gross domestic product increased by only 1.7% in 2002 (as compared to 2001) after having decreased by 0.3% in 2001 (as compared to 2000). The average interest rates on 28-day Mexican treasury notes were 7.09% in 2002, 11.26% in 2001 and 15.3% in 2000. Inflation was 5.7% in 2002, 4.4% in 2001 and 9.0% in 2000. According to government statistics, construction activity increased by 0.9% in 2002 and decreased by 4.5% in 2001, in each case as compared to the prior year.

BUSINESS OVERVIEW

     Our operations are divided into six segments: Civil Construction, Industrial Construction, CPC-Rodio, Infrastructure Operations, Real Estate and Housing and Corporate and Other Operations. Our construction and related activities include three segments: Civil Construction, Industrial Construction and CPC-Rodio. In all three construction segments, we provide a full range of services, including feasibility studies, conceptual design, engineering, procurement, project and construction management, construction, maintenance, technical site evaluations and other consulting services.

     Historically, substantially all of our construction services were performed in connection with projects developed and financed by third parties. However, in recent years governments and government agencies, including the Mexican government and Mexican state-owned enterprises, have significantly reduced their spending on the development of infrastructure and industrial facilities and have sought, instead, to stimulate private investment in such facilities. Accordingly, we are increasingly required to participate in arranging the financing for the construction of infrastructure facilities and to invest equity or provide other financing for such projects. In recent years, demand for large infrastructure and industrial projects in Mexico has generally decreased, while competition has increased due in part to the ability of many foreign competitors to obtain financing on more attractive terms.

     We currently participate in two operating highways (San Martin–Tlaxcala–El Molinito in Mexico and the Corredor Sur highway in Panama) and one operating tunnel (the Acapulco Tunnel) pursuant to concession arrangements. In 1996, we were granted a concession to construct and operate the Caracas-La Guaira highway in Venezuela. We are currently involved in arbitration proceedings with the government of Venezuela concerning the Caracas-La Guaira highway. See “Item 8. Financial Information—Legal and Administrative Proceedings—Legal Proceedings—Caracas-La Guaira.” In addition, we are involved in the management and operation of water supply systems, waste disposal facilities and services and automobile parking facilities under concessions granted by Mexican federal, state and municipal governments. In 2002, our infrastructure operations accounted for approximately 7% of our revenues.

     We are also involved in developing, arranging financing for, and investing equity in, real estate and housing development projects in an effort to improve our competitive position in the construction market. In 2002, our real estate operations accounted for approximately 12% of our revenues. In recent years, we have been reducing our involvement in the real estate portion of this business segment, and have been focusing our efforts on the development of housing projects.

Description of Business Segments

Construction

     In each construction segment we provide a full range of services, including feasibility studies, conceptual design, engineering, procurement, project and construction management, construction,

maintenance, and technical, site evaluation and consulting services. The construction segments collectively accounted for approximately 79% of our total revenues in 2002, 81% of our total revenues in 2001 and 84% of our total revenues in 2000. The table below sets forth for the periods indicated the consolidated net revenues and operating results attributable to our operations in our three construction segments.

	Year Ended December 31,

	2002	2002		2001		2000

	(Millions of
	U.S. dollars)	(Millions of Mexican pesos)
Construction Revenues
Civil	$90	Ps.	937	Ps.	2,306	Ps.	4,191
Industrial	366		3,812		3,963		3,649
CPC – Rodio	149		1,556		1,735		1,969

Total	$605	Ps.	6,305	Ps.	8,004	Ps.	9,809

Construction Operating Income (Loss)
Civil	$(28.9)	Ps.	(301)	Ps.	(826)	Ps.	(835)
Industrial	35.7		372		197		280
CPC – Rodio	(1.3)		(14)		(147)		(133)

Total	$5.4		57		(776)		(688)

     Contracting Practices

     Historically, a majority of our construction business was conducted under unit price contracts, which contain an “escalation” clause that permits us to increase unit prices to reflect the impact of increases in the costs of labor, materials and certain other items due to inflation. Under this form of contract, while a total price is quoted, the construction project is broken down into its various constituent elements, such as excavation volume, square footage of built-up area, footage of pipes to be laid, and a price per unit is established for each such element. Where the amount of work required to complete the contract (i.e., the amount of each constituent element) is greater than the amount quoted in the contract due to incorrect specifications or changes in specifications, we are entitled to an increase in the contract price on the basis of the quantity of each element actually performed, multiplied by its unit price. These unit price contracts allow flexibility in adjusting the contract price to reflect work actually performed and the effects of inflation.

     In recent years, however, our construction contracts have been increasingly of the fixed price or not-to-exceed type, which generally do not provide for adjustment except under certain circumstances for inflation or as a result of errors in the contract’s specifications. Fixed price and not-to-exceed contracts collectively accounted for approximately 41% of our construction backlog as of December 31, 2002 and 91% of our construction backlog as of December 31, 2001. We expect that, because of conditions attendant to financing arrangements, future concession-related, infrastructure and industrial construction contracts may not permit an adjustment of the contract price for additional work done due to incorrect contract specifications. In recent years, we experienced significant losses due to incorrect contract specifications in several projects. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Construction.” There can be no assurance that we will not experience increased costs due to incorrect contract specifications in future fixed price or not-to-exceed contracts.

     Historically, substantially all of our construction revenues were earned under contracts whose prices were denominated in Mexican pesos. Since 1995 we have increasingly entered into foreign currency-denominated contracts, substantially all of which are of the fixed price or not-to-exceed type. Approximately 87% of the contracts awarded to us in 2002 (based on the contract amount) were foreign currency-denominated. Approximately 43% of our construction backlog as of December 31, 2002 represented foreign currency-denominated contracts. Substantially all of our foreign-currency denominated contracts are denominated in U.S. dollars.

     We obtain new contracts for new projects either through a process of competitive bidding or through negotiation. The competitive bidding process poses two basic risks: we may bid too high and lose the bid or bid too low and adversely affect our gross margins. The volume of work generally available in the market at the time of the bid, the size of our backlog at that time, the number and financial strength of potential bidders, whether the project requires the contractor to contribute equity or extend financing to the project, the availability of equipment and the complexity of the project under bid are all factors that may affect the competitiveness of a particular bidding process. Negotiation generally tends to represent a more certain method of obtaining contracts and to result in better gross margins.

     The Mexican government or any agency or instrumentality thereof generally may not award a construction contract except through a public bidding process conducted in accordance with the Mexican Law on Acquisitions and Public Works. The Mexican government or any agency or instrumentality thereof may award a construction contract without a public bidding process only under very limited circumstances, such as where the amount involved is low, the project must be completed on an emergency basis, or technology or special patents are required. Accordingly, the majority of the contracts for new projects awarded to us from Mexican public-sector clients are received through competitive bidding. Most contracts for new projects awarded to us by private-sector and foreign government clients are also the result of a bidding process. In addition to contracts for new projects, increases in the scope of work to be performed in connection with existing projects are an important source of revenue for us. Contracts for such work are not typically put up for bid, but are negotiated by the client with the existing contractor.

     In determining whether to bid for a project, we take into account, apart from the cost (including the cost of financing) and potential profit, efficient usage of machinery, the relative ease or difficulty of obtaining financing, geographic location, project-specific risks, current and projected backlog of work to be performed, our particular areas of expertise and our relationship with the client. We tend to bid for larger projects in which we believe our size gives us a competitive advantage. Beginning in 1995, due to a decline in demand for large infrastructure projects in Mexico, we have sought to participate in smaller projects, such as bridge construction, drainage work and highway repaving and improvements.

     As is customary in the construction business, from time to time we employ sub-contractors for particular projects. We are not dependent upon any particular sub-contractor or group of sub-contractors.

     Revenue Recognition

     We account for our construction contracts using the percentage of completion method of accounting. The percentage of completion method of accounting takes into account the revenues, costs and estimated earnings to date as contract activity progresses. The percentage of completion method of accounting involves estimates by our management as to the expected profitability of a construction project, and any change in these management estimates could result in possible write-offs. Revenues are recognized from contracts based on units of work performed. The timing of revenue recognized is not necessarily related to amounts billable to customers under the terms of the various contracts.

     Competition

     The principal competitive factors in each construction segment, in addition to price, are performance and the ability to provide the engineering, planning, financing and management skills necessary to complete a project in a timely fashion.

     The market for construction services in Mexico and elsewhere is highly competitive. In the Civil Construction and Industrial Construction segments, competition is relatively more intense for infrastructure and industrial construction projects outside Mexico. In recent years, the sponsors of many infrastructure construction and industrial construction projects throughout the world, including in Mexico, have required contractors to provide construction on a “turnkey” basis. See “—Industrial Construction.” Many of our foreign competitors have better access to capital and greater financial and other resources, which affords them a competitive advantage in bidding for such projects. Evidencing this trend, we have been experiencing significant competition from Brazilian, Spanish and, to a lesser extent, other European construction companies in recent years. The CPC-Rodio segment faces substantial competition in Argentina and Spain from large construction companies that operate in those markets, as well as from smaller, specialized construction companies that provide the same services offered by CPC-Rodio.

Civil Construction

     Our Civil Construction segment focuses on infrastructure projects in Mexico, including the construction of roads, highways, transportation facilities (such as mass transit systems), bridges, dams, tunnels, canals and airports, as well as on the construction, development and remodeling of large multi-storied urban buildings, including office buildings, multiple-dwelling housing developments and shopping centers. Our Civil Construction segment has also pursued opportunities in other parts of Latin America, the Caribbean, Asia and the United States. Our Civil Construction segment performs activities such as demolition, clearing, excavation, de-watering, drainage, embankment fill, structural concrete construction, concrete and asphalt paving, and tunneling.

     The Civil Construction segment’s projects are usually large and complex, although in recent years the size of the projects undertaken by this segment has decreased due to a decline in demand for the construction of large infrastructure projects in Mexico. The segment is a major user of large construction equipment and employs sophisticated managerial and engineering techniques. Although our Civil Construction segment is engaged in a wide variety of projects, our projects generally involve contracts whose terms range from two to five years.

     We have played an active role in the development of Mexico’s infrastructure and have completed large infrastructure facilities and constructed buildings throughout Mexico and Latin America. Among the facilities and buildings we have constructed are:

•	the Apulco, Comedero, El Novillo, El Caracol, Cajon de Peña, Tomatlan, Infiernillo, Chicoasen, El Guineo, El Cobano, Jicalan, Falcon, Huites and Aguamilpa dams;

•	the Guadalajara-Colima, Mazatlan-Culiacan, Leon-Lagos-Aguascalientes, Guadalajara-Tepic, Mexico City Morelia-Guadalajara, Cuernavaca-Acapulco, Oaxaca-Sola de Vega and Torreon-Saltillo concessioned highways and the Tehuacan-Oaxaca federal highway;

•	the Chihuahua-Pacifico railway system;

•	the Mexico City sewage system;

•	16 of the 58 existing airports in Mexico and two airports outside Mexico (the Tocumen Panama international airport in Panama and the Philip S.W. Goldson international airport in Belize);

•	a portion of the National University of Mexico campus (Universidad Nacional Autonoma de Mexico);

•	numerous hotels, including the Maria Isabel Sheraton, Nikko, Paraiso Radisson Mexico City, Presidente Chapultepec, Camino Real in Puerto Vallarta, two Sheratons in Cancun and

one in each of Ixtapa and Huatulco, Westin Regina in Los Cabos and a Loews in the Dominican Republic; and

•	lines one through nine, A and part of B of the Mexico City subway system.

     The most important projects under construction by the Civil Construction segment during 2002 included:

•	the Villaldama prison in Cordoba, Veracruz;

•	the Santa Martha Acatitla prison in Mexico City;

•	the Arcos Bosques Norte building in Mexico City;

•	the Banco de Mexico building in Hermosillo;

•	the repaving of the Mexico City – Pachuca highway;

•	the construction of the Procuraduria General de Justicia parking garage in Mexico City;

•	the construction of the Chiapas I bridge;

•	the Ruben Leñero Hospital in Mexico City; and

•	the San Juan Coliseum in Puerto Rico.

     The Civil Construction segment’s contract awards in 2002 totaled approximately Ps.1.014 million (approximately U.S.$106 million). Contracts awarded in Mexico in 2002 included the reinstatement of the Chiapas I bridge construction project, the Arcos Bosques Norte building, the repaving of the Mexico City – Pachuca highway, the Santa Martha Acatitla prison, the Banco de Mexico building in Hermosillo and the Tulancingo-Asuncion junction. There were no contracts awarded outside Mexico in 2002. See “—Construction Backlog” and note 7 to our financial statements.

     In March 2003, CFE awarded a U.S.$748 million contract for the engineering, procurement and construction of the El Cajon hydroelectric project to a consortium, in which two of our subsidiaries hold a 61% interest. The El Cajon hydroelectric project is located in the state of Nayarit, and is comprised of civil construction, electromechanical, and ancillary work including the procurement, engineering, construction, transportation, testing, start-up and commissioning of two 375 megawatt turbo generating units. The El Cajon hydroelectric project is Mexico’s first engineering, procurement and construction contract for the complete construction of a hydroelectric project under the financed public works program. The terms of the contract require that the contractor secure financing for its project costs. CFE will pay for the project upon completion, and the financing obtained by our consortium will only cover the project’s cash costs. Consequently, although we expect the project to absorb certain fixed costs, the project is unlikely to generate any significant cash flow to us until 2007.

     During the past decade, we have experienced a shift from public- to private-sector financing of infrastructure facilities. This shift has been most readily apparent in the Civil Construction segment. The percentage of new contracts awarded to the Civil Construction segment by Mexican governmental entities and state-owned enterprises declined from approximately 92% in 1989 to approximately 51% in 2001. The percentage of new contracts awarded to the Civil Construction segment by Mexican government entities and state-owned enterprises increased significantly in 2002 to approximately 78%, principally due to the reinstatement of the Chiapas I bridge project valued at Ps.1,189 million and the construction of several federal prisons. To maintain our competitive position for infrastructure projects within the heavy construction market, we have actively participated in government-sponsored infrastructure projects where the contracting counter-party is our affiliate or another private-sector entity. For example, we have pursued concession opportunities as well as other projects sponsored by governmental entities in which we participate in a consortium to which we must provide a portion of the financing. See “—Public Sector Spending and the Mexican Economy” and “—Infrastructure Operations.”

     Our Civil Construction segment has also been actively involved in the construction of the Mexico City subway system. Our involvement in the construction of the Mexico City subway system began in 1967, when the Mexican government selected us to become the contractor for this system because of our expertise in heavy construction projects. Since then, we have been involved in every aspect of the subway’s construction, from the design, engineering and excavation of tunnels and laying down of underground track to the construction of above ground stations and the laying of the subway’s electro-mechanical system.

     Our involvement in the construction of the Chiapas I bridge began in June 1999. Our client in the project is the Ministry of Communication and Transportation (Secretaria de Comunicaciones y Transportes). In November 2001, we suspended work on the project because of the client’s inability to pay for the project and the project’s low profit margins. In 2002, after consulting with an independent engineering expert, we renegotiated with the Ministry of Communication and Transportation a new Ps.1,189 million contract (an increase of Ps.393 million) for the construction of the Chiapas I bridge. We began work on the project in October 2002.

     Our Civil Construction segment has sought to broaden its customer base by pursuing infrastructure projects in Central and South America and the Caribbean. Due to the difficulty and risks of competing and operating in foreign countries, most of the Civil Construction segment’s projects outside Mexico are undertaken in conjunction with local partners. Projects in these areas ranged from construction of the subway system in Santiago, Chile to the construction of a natural gas pipeline system in Argentina. In 2002, 29% of our Civil Construction revenues were attributable to construction activities outside Mexico. Our largest non-Mexican project during 2002 was the construction of the San Juan Coliseum in Puerto Rico. Currently, we maintain administrative or branch offices in Colombia, Panama, Venezuela, the United States, Argentina, Guatemala and Puerto Rico.

     Our Civil Construction segment has experienced substantial losses in recent years, primarily related to various foreign projects, including projects in Brazil, Colombia, Puerto Rico and Guatemala. Our losses in Brazil were related to the Campinas Porto Alegre gas pipeline. Our losses in Colombia have been attributable to the suspension of work on the Malla Vial project. See “Item 8. Financial Information—Legal and Administrative Proceedings—Legal Proceedings—Malla Vial” for a description of the Malla Vial litigation. Our losses in Puerto Rico have been primarily attributable to penalties resulting from a series of construction delays on the construction of the light rail system and the San Juan Coliseum. See “Item 8. Financial Information—Legal and Administrative Proceedings—Legal Proceedings—San Juan Coliseum” for a description of the arbitration proceedings. Our losses in Guatemala have been related to work stoppages on a Guatemalan project. Work was suspended on the project because of the Guatemalan government’s failure to pay for work performed. We are owed approximately U.S.$10.25 million in connection with this project.

Industrial Construction

     Our Industrial Construction segment focuses on the engineering, procurement, construction, design and commissioning of large manufacturing facilities such as power plants, chemical plants, petrochemical plants, fertilizer plants, pharmaceutical plants, steel mills, paper mills, and automobile and cement factories. The Fluor Corporation owns a 49% equity interest in our Mexican industrial construction subsidiary, ICA Fluor Daniel. This segment’s results consist solely of ICA Fluor Daniel’s results.

     In the past decade, over one-half of the work performed by this segment has been for the Mexican public sector. Within the public sector, the dominant client during this period has been CFE. During 2002, 16% of the Industrial Construction segment’s revenues was derived from work performed for the public sector. Clients of the Industrial Construction segment’s Mexican operations range from state-owned enterprises, such as Pemex Exploracion y Construccion, Pemex Gas y Petroquimica Basica, Pemex Refinacion and Pemex Petroquimica to private-sector clients, such as Sempra Energy Resources, Transalta Campeche, S.A. de C.V., PPG, Enertek, Avantel (a joint venture between MCI and Banco Nacional de Mexico), Alestra (a joint venture between AT&T, BBVA Bancomer, Grupo Alfa and Valores Industriales), Navistar, Iberdrola Energia Altamira S.A. de C.V., AAES Elsta B.C. & Co., C.V., BASF Mexicana, S.A. de C.V., AES Andres, Snamprogetti, Cementos El Salvador, Linde A.G. and Compañia de Nitrogeno Cantarell (an international consortium among BOC Holdings, Linde, Marubeni Corporation and Westcoast Energy Inc.).

     Projects in our Industrial Construction segment typically involve sophisticated engineering techniques and require us to fulfill complicated technical and quality specifications. Our Industrial Construction segment contracts are mainly U.S. dollar-denominated, fixed price contracts.

     Among the principal projects we have completed in the Industrial Construction segment are:

•	the Temascal II hydroelectric project (Units V and VI);

•	the Samalayuca I and II thermoelectric plants;

•	the Cactus I Cryogenic natural gas processing complex in Chiapas;

•	the Tuxpan thermoelectric complexes (Units III, IV, V and VI) in Veracruz;

•	the Fiber optics grid for Avantel and Telmex;

•	the Cementos Salvador cement plant;

•	the Alestra fiber optics network;

•	the Snamprogetti residue hydrodesulfurization complex;

•	the Navistar truck assembly plant;

•	the Enertek cogeneration plant;

•	the Pemex sulfur recovery plant in Chiapas;

•	the Global Crossing telecommunications tower in Mexico City; and

•	a television picture tube manufacturing plant for Thomson Displays.

     The Industrial Construction segment’s contract awards in 2002 totaled approximately Ps.3,023 million (approximately U.S.$290 million) and included projects such as the Pemex cryogenic plant in Reynosa, the Iberdrola power plant in Durango and the BASF polymer plant in Altamira, Tamaulipas. See “––Construction Backlog” and note 7 to our financial statements.

     The most important projects under construction by the Industrial Construction segment during 2002 included:

•	the AES Andres combined cycle power plant;

•	the Altamira combined cycle power plant (Units III and IV);

•	the Mexicali combined cycle power plant;

•	the Transalta Campeche combined cycle power plant;

•	the Cementos Apasco cement and clinker production plant;

•	the Pemex sulfur recovery plants in Tabasco;

•	additional civil works for the Pemex Cadereyta II plant in Monterrey;

•	the Pemex sulfur recovery plant in Poza Rica, Veracruz;

•	the Pemex cryogenic gas plant in Reynosa, Tamaulipas; and

•	the BASF polymer plant in Altamira, Tamaulipas.

     As in the case of the Civil Construction segment, the Industrial Construction segment has experienced a shift to private-sector investment. In recent years, certain clients, including Mexican state-owned enterprises such as CFE and Pemex, have required that projects sponsored by them be constructed on a turnkey basis with financing arranged by the parties constructing the project. Accordingly, bids for such projects must be complete packages, including, among other things, engineering, construction, financing, procurement and industrial elements. As a result of the increased complexity of the projects, bids are frequently submitted by consortia. Our ability to win such bids is affected by the relative strengths and weaknesses of our partners in the consortia and the ability of each consortium to obtain financing. We entered into a single consortium in the first half of 2003 in connection with a contract to develop the Chicontepec oil field for Pemex. We were not involved in any new consortia in 2002.

     Typical of turnkey projects in this segment is the nitrogen plant for Pemex’s Cantarell oil and natural gas field in Campeche. The plant was built pursuant to a 15-year build-own-operate-transfer contract and was awarded by Pemex to a consortium consisting of BOC Holdings, Linde, Marubeni Corporation, Westcoast Energy Inc. and ICA Fluor Daniel. The consortium members contributed approximately 30% of the project’s total budget. The remainder was temporarily funded through bridge loans and refinanced on December 27, 1999 through a U.S.$381 million loan from the Export-Import Bank of Japan. ICA Fluor Daniel provided a U.S.$29.7 million loan to the consortium, corresponding to approximately 3% of the project’s total budget of U.S.$1 billion. We, along with Linde, provided engineering, procurement and construction services to the project. The plant has a total generation capacity of 600 million standard cubic feet of high purity, high pressure nitrogen per day, which makes it the largest nitrogen generation facility in the world. The plant became operational in 2000. Other recent turnkey projects have included a cogeneration power plant for Enertek, an oxygen plant for Altos Hornos de Mexico, a silica plant for PPG, a cryogenic gas processing and cooling facility for Pemex, a cement plant for Cementos Apasco, a combined cycle energy plant for AES Andres, a combined cycle power plant for Sempra, a combined cycle power plant for Transalta and a combined cycle power plant for Iberdrola.

CPC-Rodio

     The CPC-Rodio segment consists of our Argentine and Spanish operations.

     We initially acquired 50% of CPC S.A., our Argentine subsidiary, in 1997. In 1998, we began consolidating CPC, and in 1999 we acquired the remaining 50% interest in CPC. Until recently, CPC has been principally engaged in electrical and mechanical construction projects, and to a lesser extent, in general industrial construction. CPC’s principal market is Argentina, although from time to time it becomes involved in projects in other South American countries.

     CPC has been directly affected by the Argentine economic crisis. CPC has experienced a substantial decrease in revenues reflecting a lower level of work in Argentina as a result of the cancellation or downsizing of various Argentine projects. In 2002, Argentina’s construction sector was adversely affected by substantial reduction in the level of public sector investment in public works and by a significant decrease in the level of private sector investment in construction projects. CPC’s projects under construction did not contribute significantly to our revenues in 2002. Work on the hydroelectric project in Caracoles, CPC’s most important project in 2002, was suspended on June 11, 2002 as a result of the failure by AES Caracoles and the government of the Province of San Juan to pay us for work that we had already performed. The government of the Province of San Juan has since partially rescinded the concession. For a discussion of the legal proceedings related to this project, see “Item 8. Financial Information—Legal and Administrative Proceedings—Legal Proceedings—Caracoles-Punta Negra Hydroelectric Project.”

     In 2002, as part of our non-core asset divestment program, CPC sold some of its equipment, which negatively impacted its overall results. CPC also had difficulties collecting payment for its work in 2002, as many of its clients have been adversely affected by the ongoing Argentine economic crisis. CPC has reduced its number of personnel and its activities to a single project that is expected to be concluded in 2003.

     The most important projects under construction by CPC during 2002 included:

•	the low pressure electromechanic compression assembly for Total Austral S.A.;

•	the expansion of the Aguada Pichana factory for Total Austral S.A.;

•	the construction of the Madrejones — Campo Duran gas pipeline for Refinor S.A.;

•	the construction of the Caracoles hydroelectric project (which was cancelled in 2002); and

•	the construction of the M’Bopicua industrial port complex.

     Our Spanish operations consist of Rodio Cimentaciones Especiales, S.A., or Rodio, (a sub-soil construction subsidiary) and Kronsa, S.A. (a subsidiary that constructs specialized support piles). In December 2001, we restructured Rodio and Kronsa for tax reasons. Currently, we own Rodio and Kronsa through FRAMEX, an intermediary holding company. We own 50% of FRAMEX and the remaining 50% interest is owned by the Soletanche Bachy Group. Rodio and Kronsa are each governed by a board of directors that is jointly appointed, in equal number, by the Soletanche Bachy Group and us, and we appoint the president of the board of each of Rodio and Kronsa. The officers of each of Rodio and Kronsa are appointed by the board to manage day-to-day operations.

     Rodio was founded in the 1930s and specializes in all forms of sub-soil construction, including the construction of tunnels, underpasses and retaining walls. Most of Rodio’s contracts are of the unit price variety. Because of the nature of its work, Rodio is often hired as a subcontractor. Sub-soil construction involves substantial risk due to the uncertainty of subsurface conditions and the possibility of flooding. We believe that these risks are mitigated by the fact that third parties develop the designs for most of Rodio’s projects. Kronsa constructs specialized support piles for use in the construction industry. Kronsa also constructs retaining walls. The principal market for Rodio and Kronsa is Spain, although Rodio has performed work in various foreign countries, including Russia and several Latin American countries and has subsidiaries in Portugal and Central America. In 2002, Rodio and Kronsa represented 94% of this segment’s revenues, with the balance generated by CPC.

     Among the principal projects Rodio and Kronsa have completed are:

•	the foundation and construction of the Cazalegas Bridge;

•	the foundation of San Marcos Bridge; and

•	the construction of piles for the Saica Paper Plant in Zaragoza.

     In 2002, the most important projects constructed by Rodio and Kronsa were:

•	a slurry wall (a high viscosity mud wall which is used to prevent an excavation collapse) and anchors for a department store in Valencia;

•	a slurry wall for a shopping mall in Badalona; and

•	a foundation (grouting) work for a dam in Valencia.

Construction Backlog

     The following table sets forth, at the dates indicated, our backlog of construction contracts.

	As of December 31,

	2002	2002		2001		2000

	(Millions of U.S.
	dollars)	(Millions of Mexican pesos)
Construction
Civil	$83.2	Ps.	868	Ps.	728	Ps.	1,964
Industrial	407.0		4,243		4,439		2,727
CPC-Rodio	36.3		378		1,326		1,477

Total	$526.5	Ps.	5,489	Ps.	6,493	Ps.	6,168

     All of our backlog as of December 31, 2002 involved work to be performed for third parties in which we do not have an equity interest and are not required to provide any financing. Backlog at December 31, 2002 did not include any concession-related work or similar projects where we were primarily responsible for obtaining financing.

     Our backlog does not include the backlog of joint venture companies established to construct infrastructure projects (such as the Caruachi hydroelectric plant in Venezuela and the water distribution network for the Mexico City Water Department) and in which we have a minority interest. Of such joint venture companies’ backlog as of December 31, 2002, U.S.$49 million corresponds to our ownership interest. We account for income from such joint venture companies by using the equity method.

     We were awarded contracts totaling Ps.5,760 million (approximately U.S.$552.3 million) in 2002. See note 7 to our financial statements. Of our backlog as of December 31, 2002, approximately 13% related to projects outside Mexico (as compared to 30% as of December 31, 2001) and approximately 87% was denominated in foreign currencies (principally U.S. dollars) (as compared to 81% as of December 31, 2001).

     The amount of backlog is not necessarily indicative of our future revenues related to the performance of such work. Although backlog represents only business that is considered to be firm, there can be no assurance that cancellations or scope adjustments will not occur. In the first quarter of 2003 we cancelled Ps.160 million out of backlog related to the Lopez Portillo junction, as a result of the inability of the Mexican government to obtain the right of way needed to continue the project. In 2002, we cancelled Ps.936 million of backlog relating to, among others, the Caracoles and Punta Negra hydroelectric projects, the PR-834 highway in Puerto Rico, the Gutierrez—Zamora and Uruapan—Nueva Italia highways in Mexico and the sale of our participation in the Hubard y Bourlon subsidiary. In 2001, we cancelled Ps.375 million of backlog relating to the Santa Rosa dam, Las Rosas conservatory, the Gutierrez-Zamora highway and the Global Crossing project, among others. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Construction Backlog.”

     In certain instances, we have guaranteed completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any such schedule or performance requirements could result in costs that exceed projected profit margins, including penalties of up to 20% of the contract price.

Infrastructure Operations

     In 2001 we renamed our former Concessions segment as our Infrastructure Operations segment. We currently participate in two operating concessioned highways (the San Martin-Tlaxcala-El Molinito highway in Mexico and the Corredor Sur highway concession in Panama) and one operating concessioned tunnel (the Acapulco tunnel).

     In addition, this segment is involved in the management and operation of two water treatment plants, one in Ciudad Obregon, Sonora with a 1,250 liters per second capacity and another in Ciudad Acuña, Coahuila with a 250 liters per second capacity. We also participate in the management and operation of water supply systems, waste management and disposal services, and automobile parking facilities under concessions granted by Mexican federal, state and municipal governments.

     Highway, Bridge and Tunnel Concessions—Background

     To promote the development of Mexico’s infrastructure without burdening the public sector’s resources and to stimulate private-sector investment in the Mexican economy, the Mexican government began in 1989 actively to pursue a policy of granting concessions to private parties for the construction, maintenance and operation of highways, bridges and tunnels. A highway concession is a license of specified duration, granted by a federal, state or municipal government to finance, build, establish, operate and maintain a public means of communication or transportation. Mexican state and municipal governments and the governments of certain foreign countries award concessions for the construction, maintenance and operation of infrastructure facilities.

     Our return on any investment in a highway, bridge or tunnel concession is based on the duration of the concession, in addition to the amount of toll revenues collected, operation and maintenance costs, debt service costs and other factors. Traffic volumes, and thus toll revenues, are affected by a number of factors including toll rates, the quality and proximity of alternative free roads, fuel prices, taxation, environmental regulations, consumer purchasing power and general economic conditions. The level of traffic on a given highway also is influenced heavily by its integration into other road networks.

     Traffic volumes on many of the concessioned highways in which we participated have been below the estimates contained in the terms of the relevant concessions. As a result, most of these highway concessionaires did not generate sufficient funds to make timely payments in respect of construction contracts or to service their respective indebtedness or have otherwise been characterized by poor financial performance. After December 1994, the financial condition and operating results of the concessions in which we participated deteriorated further due to the Mexican peso devaluation and the resulting decrease in traffic volume and increase in domestic interest rates, which substantially increased the debt service obligations (whether U.S. dollar-denominated or Mexican peso-denominated) of such concessionaires.

     Mexican Highway Concession Restructuring

     In 1997, the Mexican government announced the implementation of a restructuring for highway and tunnel concessions previously granted by the Mexican government. Under the concession restructuring, each participating concessionaire transferred its concession to the Mexican government. In exchange, the Mexican government compensated each concessionaire by assuming the concessionaire’s construction-related indebtedness and paying its construction-related payables. The government paid the participating concessionaires by delivering UDI-denominated bonds (Pagares de Indemnizacion Carretera, or PICs), issued by a master trust holding interests in the transferred concessions and guaranteed by the Mexican government. To date, the Mexican government has delivered to us the total principal amount of PICs owed to us under the concession restructuring, and we have sold all PICs delivered to us under the concession restructuring. We believe that the compensation provided to us under the concession restructuring was insufficient to fully compensate us for our investment in the Mexican highway concessions. We believe that, together with the December 1994 devaluation and its continued effects on the Mexican economy, this lack of adequate compensation was one of the principal factors that adversely affected our financial condition and liquidity.

     Summary of Highway, Bridge and Tunnel Concessions

     The following table sets forth certain information regarding the highway, bridge and tunnel concessions in which we currently participate:

					Concessionaire's
		Term of		% of	Net Investment in	% Total
		the		Construction	Concession	Investment
		Concession	% Ownership of	Performed	(millions of	Provided
Concession	Kilometers	(years)	Concessionaire(1)	by ICA	Mexican pesos)(2)	by ICA(3)

San Martin-Tlaxcala-El Molinito highway	25.5	25.5	20%	10%	Ps. 18	4%
Acapulco tunnel	2.9	40.0	100	100	490	100
Corredor Sur highway (Panama)	19.5	30.0	100	100	2,390 (4)	68

(1)	Does not take into account the Mexican federal or local governments’ “sub-equity” contributions.

(2)	Represents each concessionaire’s investment in the applicable concession, net of depreciation and revaluation of assets. For a description of the revaluation of assets, see note 4 to our financial statements.

(3)	Represents the percentage of the total gross investment in each concession (including the government’s sub-equity contributions) provided by us whether in the form of equity, debt or in-kind contributions.

(4)	Net investment does not reflect certain development costs, expenses associated with our negotiations with the Panamanian Ministry of Public Works and certain other costs. See “—Corredor Sur.”

     San Martin-Tlaxcala-El Molinito. The San Martin-Tlaxcala-El Molinito concessioned highway began operating in September 1991. During 2002, the concessionaire’s revenues were sufficient to cover its operating expenses as well as financing costs on its indebtedness.

     Acapulco Tunnel. In 1994, the state of Guerrero granted us a 25-year concession for the construction, operation and maintenance of a 2.9 km tunnel connecting Acapulco and Las Cruces. We were the sole contractor for the project, and completed construction of the tunnel in the fourth quarter of 1996. The tunnel commenced operations in November 1996. We financed the project’s construction from our own resources. In March 2001, we issued trust securities in Mexico, which were secured by a pledge on future revenues from toll collections. Although toll revenues have generally been significantly below the estimates contained in the terms of the concession, in 2002 they were sufficient to cover operating expenses and debt service costs of the trust securities.

     On November 15, 2002, the local legislature extended the term of the concession by fifteen years, bringing the total length of the concession to 40 years. In December 2002, we obtained a Ps.280 million loan facility from the National Bank for the Development of Public Works and Services (Banco Nacional de Obras y Servicios Publicos, S.N.C., or Banobras), which we expect to repay from funds available after paying the concession’s operating expenses and the servicing costs associated with the trust securities issued in 2001. As part of the loan facility, we pledged to Banobras subordinated securities representing the residual value of the revenues generated by the concession after taking into account the servicing of the concession’s debt. In order to pledge the securities to Banobras, we were required to pay Banamex Ps.50 million, as the securities had previously been pledged to Banamex. As of the date of this annual report, we have withdrawn Ps.91.8 million from this loan facility.

     Corredor Sur. In 1995, the Panamanian Ministry of Public Works awarded us a 30-year concession for the construction, operation and maintenance of the Corredor Sur highway. The concession was granted in August 1996. The terms of the bidding rules for the concession required us to construct a four-lane, 19.5 kilometer highway.

     The concession provides that we will be compensated for our investment in part by the right to retain the revenue derived from the operation of the highway and in part by the development and sale of certain land and marine-fill areas that we will receive from the Panamanian government. The government does not guarantee a minimum amount of net proceeds from the sale and development of these properties. Commencing in the fourth year of the concession’s operation, we are entitled to increase toll rates at the rate of 25% (in real terms) per year through the ninth year of the concession’s operation. Additionally, subsequent to the commencement of the concession’s operations, toll rates will be adjusted, subject to approval by the Panamanian Ministry of Public Works, to account for inflation. In the event that, prior to the expiration of the 30-year concession, it is proven that toll revenues will be insufficient for us to obtain the return on investment originally projected in the concession, we will formally commence negotiations with the Panamanian Ministry of Public Works to extend the terms of the concession, including the extension of the period of the concession, in order to obtain such return on our investment.

     On June 29, 2002, we executed the first of the authorized 25% toll rate increases, which resulted in an increase in revenues but a decrease in the traffic volume on the highway. We currently expect to implement the next 25% rate increase on or about June 28, 2003. There can be no assurance that we will implement the 25% toll rate increase, or that if we implement such an increase, the concession will experience an increase in revenues.

     The Corredor Sur highway concession provides that we will be compensated for our investment in part by retaining revenues derived from the operation of the highway and in part by developing and selling certain land and marine fill areas that we will receive from the Panamanian government. We plan to develop and sell these properties to repay the bridge loans incurred to finance a portion of the project. The estimated net revenues from the sale of these properties pursuant to the concession agreement are U.S.$116.6 million.

     As of December 31, 2002, we have received a total of 25.3 out of the 29.5 hectares of land called for in the concession agreement, and obtained 20 out of 35 hectares of landfill rights granted to us as part of the concession. As of December 31, 2002, we have developed infrastructure on 45.3 hectares of such land. In 2002, we sold 4.5 hectares of such land, which represented 7% of the land involved in this project and which resulted in gross revenues of U.S.$12.7 million.

     As of December 31, 2002, our investment in the project was valued at U.S.$229 million (Ps.2,390 million). The first segment of the highway opened in August 1999 and the final segment opened in February 2000. Early stages of construction on the Corredor Sur highway concession were primarily financed with bridge loans that we guaranteed. In September 1999, we entered into a U.S.$70 million loan agreement with the International Finance Corporation, or IFC, and commercial lenders, the proceeds of which were used to refinance the outstanding bridge loans. In December 2001, we began to service the IFC loan, and are current in all payments.

     We have repeatedly sought payment from the Panamanian Ministry of Public Works for work performed which we believe goes beyond the original scope of the concession, and to reimburse us for the expenses that we incurred because of what we believe are the Panamanian Ministry of Public Works’ breaches of its contractual commitments. We are currently in arbitration proceedings with the Panamanian Ministry of Public Works. For more information on the arbitration proceedings, see “Item 8. Financial Information—Legal and Administrative Proceedings—Legal Proceedings—Corredor Sur.”

     As discussed in “Item 3. Key Information—Risk Factors—Risks Related to our Operations— Application of the new Bulletin C-15 may affect the value of our investments in the Corredor Sur highway concession in Panama,” the application of the recently enacted Bulletin C-15 could adversely affect how we value the Corredor Sur highway concession.

     Caracas La-Guaira. In 1995, the Transportation and Communications Ministry of Venezuela (later renamed the Ministry of Infrastructure) awarded to a consortium in which we participated, a 30-year concession for the construction, operation and maintenance of the Caracas-La Guaira highway system. The highway system includes an existing 17 kilometer highway and a 24 kilometer free road connecting Caracas with the Central Litoral where an international airport, the port of La Guaira, and recreational facilities are located. In 1997, the consortium formed a Venezuelan corporation, Autopistas Concesionadas de Venezuela S.A. de C.V., or Aucoven, to construct, operate and maintain the highway system. We hold 100% of Aucoven’s shares. The concession required the concessionaire to plan, construct, operate, repair and maintain the highway system during the term of the concession and to construct a viaduct. In exchange, Aucoven was entitled to collect tolls on the 17 kilometer highway. In order to ensure the concession’s profitability, as part of the concession agreement, the government of Venezuela agreed to increase the highway system’s tolls, guarantee Aucoven a minimum income and grant multilateral lending entities (or other financing entities) one or more guaranties to ensure payment of Aucoven debts. The government of Venezuela also agreed to maintain at all times the economic-financial equilibrium of the highway concession.

     Notwithstanding the terms of the concession agreement, the Venezuelan government did not authorize the requisite toll increases, nor did it compensate Aucoven for the consequent shortfall in revenue. Despite lengthy negotiations with the Inter-American Development Bank concerning the financing of the concession, the Venezuelan government did not provide the guarantee contemplated by the concession agreement, and did not maintain the economic financial equilibrium of the concession.

     On October 25, 1999, the Ministry of Infrastructure initiated administrative proceedings against Aucoven. On July 31, 2000, the Ministry of Infrastructure determined that there were defects in the concession agreement and the administrative act by which it had awarded the bid to the consortium in which we participated. The Ministry of Infrastructure submitted the case to Venezuela’s Attorney General and Public Prosecutor requesting that the Venezuelan Supreme Court declare the concession agreement and the administrative act null and void. On June 1, 2000, Aucoven initiated arbitration proceedings against the Venezuelan Ministry of Infrastructure before the International Centre for Settlement of Investment Disputes, or ICSID, seeking damages for the breach of the concession agreement. The arbitration tribunal and the Venezuelan Supreme Court have not yet rendered their decisions. There can be no assurance as to the results and the timing of such decisions. For more information, see “Item 8. Financial Information—Legal and Administrative Proceedings—Legal Proceedings—Caracas-La Guaira.”

     Other Concessions

     The following table sets forth certain information regarding the water distribution and treatment, waste disposal and automobile parking concessions in which we currently participate:

				Initial
			Ownership	Grant	Expiration
Concession	Location	Type of Concession	Interest(4)	Date	Date

Aguascalientes water		expansion, maintenance and operation
supply system(2)	Aguascalientes	of the city's water supply system	50%	1993	2023
Mexico City water		operation of one-fourth of the
supply system	Mexico City	potable water system	50%	1993	2003
Puebla water supply system	Puebla	operation of a potable water system	50%	1998	2008
Cohahuila water		operation of a waste water
and sanitation	Acuña	treatment plant	100%	1998	2020
Sonora water and		operation of a waste water
sanitation	Obregon	treatment plant	100%	1995	2022
Nuevo Laredo	Nuevo Laredo	non-hazardous waste collection and	50%	1994	2009
		operation of landfill
Nuevo Leon	Guadalupe	non-hazardous waste collection	50%	1996	2006
Merida	Yucatan	operation of a solid waste landfill	50%	1994	2004
Monterrey(1)	Monterrey	treatment of bio-hazardous and
		infectious hospital waste	50%	1999	— (3)
Silao	Guanajuato	non-hazardous waste collection and
		operation of landfill	50%	2001	2016
Queretaro	Queretaro	operation of a solid waste landfill	50%	1996	2011
Tlanepantla	Mexico	operation of a solid waste landfill	50%	1997	2017
		construction and operation of a
Jalapa	Jalapa, Veracruz	waste landfill	50%	2003	2018
Plaza Garibaldi(2)	Mexico City	300 vehicle capacity parking garage	100%	1995	2012
Plaza de la Libertad (2)	Tampico	452 vehicle capacity parking garage	100%	1995	2024
Plaza Monumento a la Madre(2)	Mexico City	499 vehicle capacity parking garage	100%	1997	2024
Plaza Morelos(2)	Mexico City	321 vehicle capacity parking garage	100%	1996	2025

(1)	See “—Environmental Matters—Mexican Operations.”

(2)	This concession has not achieved the level of revenues projected in the terms of the concession.

(3)	This contract does not have an expiration date, and is renewed periodically.

(4)	Projects in which we have a 50% interest in this table are not consolidated in our financial statements.

     Water Distribution and Water Treatment Concessions. Our Aguascalientes concessionaire was recapitalized in 2000, with a capital contribution of Ps.103 million. We contributed Ps.51.5 million and Proactiva Medio Ambiente, the Spanish environmental company that is our partner in this concession, contributed Ps.51.5 million. With this capitalization the Aguascalientes concession is currently debt free and operating profitably. In 2002, the concession had revenues of Ps.279.6 million, operating income of Ps.8.3 million and a net income of Ps.18.6 million.

     We commenced construction of the plant in Acuña in November 1998. The plant started commercial operations in October 2000, and we received our first payment in February 2001. We closed long-term financing for up to U.S.$15 million with a Mexican bank on August 2001. We have recently experienced problems with liquidity and non-recognition of our investment in the project, which may, if our negotiations with the client prove unsuccessful, result in our failure to realize a return on our investment. We have requested that our client compensate us for certain cost overruns that have been the result of a delay in the approval of detailed engineering plans, inflation based escalation clauses and other factors. Pursuant to the terms of the contract, we are entitled to use a mediator to reach a settlement. We have continued to negotiate with our client prior to selecting a mediator, and as a result of our negotiations, have agreed that for the time being we will charge commercial construction prices in order to recover our investment in the concession. Although the project’s revenues have not been sufficient to cover our debt service payments, other income from additional services provided under the concession have enabled us to meet our debt obligations connected to the concession. There can be no assurance as to the results of these negotiations or as to the result of any mediation. There can be no assurance as to the timing of when such mediation may be resolved.

     We also participate in a concession for the design, construction and supply of equipment for two waste water treatment plants in Ciudad Obregon, Sonora. The concession also includes the operation and maintenance of the plants for a 25-year period beginning at such time as the plants become fully operational. The plants became operational in 1997, and in 1999 the concession was restructured and recapitalized with a capital contribution of Ps.100 million. We contributed Ps.13 million, the state of Sonora contributed Ps.45 million and the Infrastructure Investment Fund (Fondo de Inversion en Infraestructura) contributed Ps.42 million. As of the date of this annual report, the concession is fully operational.

     Waste Disposal Concessions. On September 2001, we renewed the Guadalupe non-hazardous waste collection concession for a new five-year term. We also extended our Merida landfill concession for a new three-year period which may be extended to 10 years upon approval of the local landfill legislation.

     In 2001 we entered into a service contract with the city of Silao, Guanajuato to provide street-sweeping, waste collection and landfill construction and operation as well as to close a former waste disposal site. The Silao, Guanajuato landfill has sufficient capacity to receive waste from other municipalities in the region. Our landfill concessions and collection service of Nuevo Laredo, and our landfill concessions of Queretaro and Tlanepantla operate profitably. In May 2003, we commenced construction of a landfill in Jalapa, Veracruz, pursuant to a concession that was awarded to us in 1994, but which was delayed because of our client’s budgetary constraints.

     Our bio-hazardous and infectious hospital waste disposal plant located in Monterrey is operating at 60% of its capacity due to market conditions.

     Automobile Parking Concessions. In 1996, we were awarded nine new contracts by the Mexico City government to construct, maintain and operate parking facilities. The construction of two of these parking facilities (Plaza Morelos and Plaza Monumento a la Madre) was completed in the first quarter of 1998 and the concessionaire is currently charging the maximum authorized rates. The concessionaires will not be able to recover their initial investment on the terms of the contracts and are seeking an extension of the contract terms to 50 years. We have elected not to construct the parking facilities under the other seven concessions because we do not consider it attractive to do so under current economic conditions in Mexico. Under their terms, these contracts may be revoked due to delays in construction, although no such revocation has occurred to date.

     As part of our non-core asset divestment program, in December 2002 we sold the Bellas Artes parking facility to the Foundation of the Mexico City Historical Center (Fundacion del Centro Historico de la Ciudad de Mexico A.C.), an organization committed to the development of downtown Mexico City for U.S.$10.8 million. Our non-core asset divestment program also includes the sale of the remaining parking facilities (Plaza Morelos, Plaza Monumento a la Madre, Plaza Garibaldi and Plaza de la Libertad), and we intend to sell them during the course of 2003 and 2004.

Real Estate and Housing

     Due, in part, to the fact that Mexican commercial real estate markets have continued to be depressed in 2000, 2001 and 2002 relative to the mid-1990s, our current policy is to discontinue our real estate operations through the sale of our real estate assets, and increase our investment in the housing market.

     During 2000 we initiated construction and pre-construction activities on a number of housing developments, principally low income housing for which government-sponsored financing or subsidies are available. In 2001 we participated in new housing development projects in six Mexican cities and completed ongoing projects in Puebla, Tijuana, Mexicali and the greater Mexico City area as part of our strategy to offer housing to various segments of the Mexican population, including low and middle-income housing. In 2002, we completed our housing-development project in Puebla and continued our projects in Leon, Tijuana, Mexicali, Ciudad Juarez, Cancun, and Queretaro. We also continue to be involved in the housing development projects in the Valle de Mexico housing market in such residential zones as Ecatepec and Tepozotlan. During 2002 and 2001, we built and sold 1,883 and 1,217 houses respectively. At December 31, 2002, the segment had 190 hectares of land reserved for the construction of 9,579 housing units. Our business plan contemplates the acquisition of 800 more hectares of land for the construction of 42,000 housing units over the next five years.

     In 2001, we sold our interest in Centro Empresarial Guadalajara for U.S.$10.1 million. In September 2001, we sold our interest in the Centro Max shopping and entertainment center in Leon for U.S.$10.4 million.

     In October 2001, we sold our 50% interest in the Torre Mayor office building to subsidiaries of our joint venture partner, Reichmann International, for U.S.$25 million, with an additional U.S.$6 million being payable to us once the building reaches a 90% occupancy level.

     In October 2002, we sold the Cabo del Sol tourism real estate development in Los Cabos, Baja California Sur, to CDS Development Partners for U.S.$13 million. We received cash proceeds of U.S.$5 million in October 2002, and we expect to receive cash proceeds of U.S.$6 million between October 2004 and October 2007. We will receive the remaining U.S.$2 million of the U.S.$13 million purchase price if by 2007 we replace the present road going through the Cabo del Sol tourism real estate development with a highway running along the outside edge of the development.

Corporate and Other Operations

     Veracruz Container Terminal

     Our Veracruz container terminal, ICAVE, was incorporated in July 1995 as an unconsolidated joint venture company between International Container Terminal Services, Inc and us. ICAVE was awarded a 20-year contract for the management, maintenance and expansion of the container terminal in the port of Veracruz.

     In October 2001, we sold our interest in ICAVE to Hutchison Ports Holding for U.S.$105 million. The stock purchase agreement under which the shares of ICAVE were sold grants us a call option to purchase 10% of ICAVE’s shares from Hutchison Ports Holding if the concession’s termination date is extended at least ten years from the original termination date. The concession is currently scheduled to terminate in 2015. The call option is priced at 10% of ICAVE’s total book equity value at the time the call option is exercised.

     Alsur: Grain Storage and Distribution

     On January 15, 1998, we purchased all of the shares of Alsur from the Mexican government for an aggregate purchase price of Ps.620 million (nominal). Alsur is both a grain and general merchandise warehouse operator and an auxiliary credit institution that issues certificates of deposit. Because of its role as a financial intermediary, Alsur is regulated by the Mexican National Banking and Securities Commission (the Comision Nacional Bancaria y de Valores). In January 1999, as a result of a post closing audit adjustment contained in the Alsur purchase agreement, the Mexican government agreed to assume and reimburse Alsur for certain labor liabilities, and to make us a cash payment of Ps.95 million (nominal). We also agreed with the Mexican government to arbitrate our claim that we are entitled to an additional reduction in the purchase price of Alsur as a result of certain undisclosed liabilities and other claims relating to the acquisition. The arbitration tribunal ruled in May 2000 that the Mexican government should pay us Ps.41 million in respect of this claim, and the Mexican government has paid us the totality of this amount.

     The largest investment by Alsur in 2002 was the refurbishment of the Veracruz grain terminal. This refurbishment included a replacement of all of the equipment used to unload, transport and weigh grain, as well as several new hi-tech control systems. This equipment enabled the Veracruz grain terminal to offer the fastest ship unloads in the Veracruz Port. On December 26, 2002, we sold the Veracruz grain terminal to Cargill de Mexico for U.S.$22.5 million.

     Alsur holds a 30-year concession (ending in 2027) for the Silos Miguel Aleman grain storage facility in Mexico City and owns the usage rights through 2013 to the grain docking and storage facilities at the port of Veracruz. In the third quarter of 1999, Alsur began to divest those units that were not profitable. As part of our non-core asset divestment program, we have entered into a purchase agreement with Almacenes de Deposito Moderno, S.A. de C.V. to sell the Silos Miguel Aleman grain storage facility for U.S.$2.5 million. The sale requires the authorization from the Ministry of Agriculture, Livestock, Rural Development, Fishing and Food (Secretaria de Agricultura, Ganaderia, Desarrollo Rural, Pesca y Alimentacion). We expect the sale to close in the second quarter of 2003. As of December 31, 2002, in the aggregate, Alsur owns or holds the usage rights to 184 silos, 57 warehouses and 15 yards, with aggregate storage capacity of approximately 423,400 tons of grain. Although Alsur’s principal business is the storage and delivery of grain, certain of Alsur’s facilities are also equipped to store other goods.

     In 2002, we decided to restructure Alsur in order to recover our investment in Alsur and obtain a higher yield on our investment. As part of the restructuring, we expect to implement the following measures:

•	divesting non-profitable assets;

•	divesting non-core assets; and

•	divesting assets that require significant amounts of investment.

     Alsur sold four warehouses in 2002, for a total of Ps.389.6 million, and we plan to sell ten more warehouses in each of 2003 and 2004. As currently contemplated, we expect that at the end of the restructuring process, Alsur will own two warehouses (Rubin in Perote-Veracruz and Apizaco in Tlaxcala), several rental warehouses and a field warehouse. As Alsur is not one of our core businesses, we may also consider selling all of Alsur’s assets at a future date.

     Punta Langosta Cruise Ship Terminal

     Until January 2002 our Corporate and Other Operations segment included the results of our Punta Langosta cruise ship terminal in Cozumel. On January 28, 2002, we sold the Punta Langosta cruise ship terminal to Cruceros Maritimos del Caribe for U.S.$19.4 million.

Geographical Distribution of Revenues

     Revenues from foreign operations accounted for approximately 29% of our revenues in 2002, as compared to 31% and 22% in 2001 and 2000, respectively.

     The following table sets forth our revenues by geographic area for each of the years in the three-year period ended December 31, 2002. See note 26 to our financial statements.

	Year Ended December 31,

	2002			2001			2000

	(Millions			(Millions			(Millions of
	of Mexican		(Percent of	of Mexican		(Percent of	Mexican		(Percent of
	pesos)		total)	pesos)		total)	pesos)		total)

Mexico	Ps.	5,658	71%	Ps.	6,761	69%	Ps.	9,161	78%
Spain		1,456	18		1,196	12		1,075	9
United States		12	0		70	1		185	2
Other Latin American countries		857	11		1,796	18		1,329	11

Total	Ps.	7,984	100%	Ps.	9,823	100%	Ps.	11,750	100%

     As a result of the December 1994 Mexican peso devaluation and the resulting economic crisis, our strategy had been to place greater emphasis on our international operations. We pursued this strategy through acquisitions of foreign companies, such as Rodio, CPC and Kronsa, as well as through the direct involvement of the Civil Construction and Industrial Construction segments in foreign projects, such as the Corredor Sur highway concession in Panama and the Malla Vial street network refurbishment project in Colombia. Our strategy of becoming more involved in foreign projects presented greater risks than those typically faced in Mexican projects. For example, foreign projects may be more difficult to supervise due to their greater distances from our principal operations. Foreign projects require familiarity with foreign legal requirements and business practices. In contrast to domestic infrastructure projects, foreign projects also typically do not allow us to benefit from our reputation and relationships with Mexican government officials and private-sector individuals. Over the last few years we have revised this strategy, and have decided to concentrate on our Mexican operations. Although we are still active abroad, we have sought to be more selective when bidding for international projects. To date, our foreign projects have generated mixed results. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Net Income (Loss).”

     The principal raw materials we require for our construction operations and manufacturing operations are cement, construction aggregates and steel. We have developed relationships with national providers that have reduced costs and delivery time, and have improved our overall control of our supply of raw materials.

Environmental Matters

Mexican Operations

     Our Mexican operations are subject to both Mexican federal and state laws and regulations relating to the protection of the environment. At the federal level, the most important of these environmental laws is the Mexican General Law of Ecological Balance and Environmental Protection, or the Ecological Law. Under the Ecological Law, rules have been promulgated concerning water pollution, air pollution, noise pollution and hazardous substances. Additionally, the Mexican federal government has enacted regulations concerning the import, export and handling of hazardous materials and bio-hazardous wastes. Specifically, a Monterrey waste treatment plant that is owned by one of our equity investees is subject to certain bio-hazardous waste regulations, which specify collection, storage and disposal techniques for bio-hazardous waste, including blood samples, syringes and other hospital and clinic waste. The Mexican federal agency in charge of overseeing compliance with the federal environmental laws is the Ministry of the Environment and Natural Resources (Secretaria de Medio Ambiente y Recursos Naturales). The Ministry of the Environment and Natural Resources has the authority to enforce Mexican federal environmental laws. As part of its enforcement powers, the Ministry of the Environment and Natural Resources can bring administrative and criminal proceedings against companies that violate environmental laws, and has the power to close non-complying facilities. We believe that we are in substantial compliance with Mexican federal and state environmental laws. Changes in Mexican federal or state environmental laws could require us to make additional investments to remain in compliance with such environmental laws. Changes in the interpretation or enforcement of Mexican federal or state environmental laws could cause our operations to cease to be in compliance with such laws. Any such event could have an adverse effect on our financial condition and results of operations.

     Since 1990, Mexican companies have been required to provide the Ministry of the Environment and Natural Resources with periodic reports regarding their production facilities’ compliance with the Ecological Law and the regulations thereunder. These reports are required to include information with respect to environmental protection controls and the disposal of industrial waste. We have provided the information required by these reports to the Ministry of the Environment and Natural Resources. There are currently no material legal or administrative proceedings pending against us with respect to any environmental matter in Mexico, and we do not believe that continued compliance with the Ecological Law or Mexican state environmental laws will have a material adverse effect on our financial condition or results of operations, or will result in material capital expenditures or materially adversely affect our competitive position.

United States Operations

     Our United States operations are subject to federal, state and local legal requirements regarding protection of the environment. The possibility exists that new legislation or regulations may be adopted that may have an impact on our operations. U.S. governmental permits and approvals are required for various aspects of our business. We believe that all required permits have been obtained. For continued operation in the future, it will be necessary from time to time to obtain renewals or modifications of existing permits or additional permits as existing permits expire or as a result of changes in applicable laws and regulations. We do not anticipate substantial difficulty in obtaining the permits, permit modifications or permit renewals necessary for continued operations, although the applicable regulatory authorities have considerable discretionary authority in such matters and their future actions are not now determinable or predictable with assurance. There are currently no material legal or administrative proceedings pending against us with respect to any environmental matter in the United States, and we do not believe that continued compliance with applicable environmental laws or regulations will have a material adverse effect on our financial condition or results of operations, or will result in material capital expenditures or materially adversely affect our competitive position.

ORGANIZATIONAL STRUCTURE

     The following table sets forth our significant subsidiaries as of December 31, 2002, including the principal activity, country of incorporation, ownership interest and, if different, percentage of voting power held by us:

				Voting
	Principal	Country of	Ownership	Power
Subsidiary	Activity	Incorporation	Interest	Held

Constructoras ICA, S.A. de C.V.	Construction	Mexico	100%	100%
Controladora de Operaciones de	Real estate and
Infraestructura, S.A. de C.V.	concessions	Mexico	100	100
Promotora e Inversora ADISA,	Real estate and heavy
S.A. de C.V.	construction	Mexico	100	100
	Construction, marketing
Controladora de Empresas de	and sales of housing
Vivienda, S.A. de C.V.	projects	Mexico	100	100
ICATECH Corporation	International Construction	United States	100	100
	Construction, specialized
Rodio Cimentaciones	in foundations and soil
Especiales S.A.	mechanics	Spain	50	50
Ingenieros Civiles Asociados, S.A.	Heavy and urban
de C.V.	construction	Mexico	100	100
ICA Fluor Daniel, S. de R.L de C.V.	Industrial construction	Mexico	51	51
	Highway construction
ICA Panama, S.A.	concessionaire	Mexico	100	100

PROPERTY, PLANTS AND EQUIPMENT

     Approximately 29% of our assets and properties are located in Mexico, with the balance in the United States, Europe and other Latin American countries. At December 31, 2002, the net book value of all land (excluding real estate inventories) and buildings, machinery and equipment and concessions was approximately Ps.4,809 million (approximately U.S.$461.3 million).

     Our principal executive offices, which we own, are located at Mineria No. 145, 11800, Mexico City, Mexico. Our telephone number is (52-55) 5272-9991. In December 2002, we pledged our headquarters as collateral for a Ps.1,183 million loan from Grupo Financiero Inbursa. For a description of the terms of the loan see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

     We believe that all our facilities are adequate for our present needs and suitable for their intended purposes. In May 1998, ICA Fluor Daniel sold all of its heavy construction equipment and began renting the construction equipment and machinery necessary for its operations. In January 2002, we sold an office building located at Viaducto Rio Becerra No.27, Mexico City, to a third party and began renting it as part of a sale and leaseback agreement.

Item 5. Operating and Financial Review and Prospects

     The following discussion should be read in conjunction with our financial statements and the notes thereto. Our financial statements have been prepared in accordance with Mexican GAAP, which differ in significant respects from U.S. GAAP. Note 29 to our financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net (loss) income and total stockholders’ equity. Under Bulletin B-10, financial data for all periods in our financial statements and throughout this annual report have been restated in constant Mexican pesos as of December 31, 2002.

     U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.10.43 to U.S.$1.00, the noon buying rate for Mexican pesos on December 31, 2002 as published by the Federal Reserve Bank of New York.

     Our operations are divided into six segments: Civil Construction, Industrial Construction, CPC-Rodio, Infrastructure Operations, Real Estate and Housing and Corporate and Other Operations.

OPERATING RESULTS

General

     The following table sets forth the revenues (after elimination of interdivisional revenues) of each of our segments for each of the years in the three-year period ended December 31, 2002. See note 26 to our financial statements.

	Year Ended December 31,

	2002		2001		2000

	(Millions of		(Millions of		(Millions of
	Mexican	(Percentage	Mexican	(Percentage	Mexican	(Percentage
	pesos)	of Total)	pesos)	of Total)	pesos)	of Total)

Revenues
Construction
Civil	Ps. 937	12%	Ps 2,306	23%	Ps. 4,191	36%
Industrial	3,812	48	3,963	40	3,649	31
CPC-Rodio	1,556	19	1,735	18	1,969	17

Total	6,305	79	8,003	81	9,809	84
Infrastructure Operations	557	7	766	8	768	6
Real Estate and Housing	921	12	770	8	815	7
Corporate and Other
Operations	201	3	283	3	358	3

Total	Ps. 7,984	100%	Ps. 9,822	100%	Ps. 11,750	100%

     The following table sets forth operating income or loss of each of our segments for each of the years in the three-year period ended December 31, 2002.

	Year Ended December 31,

	2002	2001	2000

	(Millions of Mexican pesos)
Operating Income (Loss)
Construction
Civil	Ps. (301)	Ps. (826)	Ps. (835)
Industrial	372	197	280
CPC-Rodio	(14)	(147)	(133)

Total	56	(776)	(688)
Infrastructure Operations	115	296	111
Real Estate and Housing	(19)	(305)	(4)
Corporate and Other Operations	(3)	7	22

Total	Ps. 149	Ps. (778)	Ps. (559)

     We have experienced net losses in recent years, and the volume of work in our segments has diminished. Total revenues decreased by 19% from Ps.9,822 million in 2001 to Ps.7,985 million in 2002. The decrease in revenues in 2002 was principally attributable to substantially lower revenues in 2002 in the Civil Construction segment, reflecting a lack of government spending on large-scale infrastructure projects. Revenues decreased by 16%, from Ps.11,750 million in 2000 to Ps.9,822 million in 2001. The decrease in revenues in 2001 was principally attributable to substantially lower revenues in 2001 in the Civil Construction segment.

     In 2002, we recorded operating income of Ps.149 million, as compared to an operating loss of Ps.778 million in 2001 and an operating loss of Ps.559 million in 2000. In 2002, our operating income was principally attributable to the operating income of the Industrial Construction and Infrastructure Operations segments. In 2002, the Civil Construction, CPC-Rodio and Real Estate and Housing segments recorded operating losses. In the Civil Construction segment, the operating losses were primarily attributable to losses incurred in connection with the construction projects in Puerto Rico and Mexico, a substantial decrease in revenue and the establishment of reserves for expected losses and possible claims on completed projects outside of Mexico, mainly in Puerto Rico. The operating losses in the CPC-Rodio segment were primarily the result of losses reported by CPC as a result of the economic crisis in Argentina. The operating losses in the Real Estate and Housing segment resulted largely from losses incurred by our Housing subsegment.

     In 2001, the loss was principally attributable to operating losses in the Civil Construction, CPC-Rodio and Real Estate and Housing segments. The operating losses in the Civil Construction segment resulted primarily from change orders that clients failed to recognize and from low margins on bids due to increased competitive pressure. The segment’s 2001 operating loss also reflected severance payments, the establishment of reserves, losses recorded on the Chiapas I and II bridge projects, losses on projects in Puerto Rico and Guatemala and our low volume of construction work. The operating losses in the CPC-Rodio segment were mostly a result of losses reported by CPC, which mainly reflected deteriorating economic conditions in Argentina and the high costs required to finish construction on the low pressure electromechanic compression assembly project in Argentina. The operating losses in the Real Estate and Housing segment largely resulted from the write-off of assets, the sale of assets below their book value, an increase in general expenses related to housing projects and a decrease in revenues. The decrease in revenues resulted from the conclusion of projects in Queretaro, the decrease in sales of real estate projects in Cancun, the deconsolidation of the results of a shopping center in Leon and the delays in the construction and sales of housing projects in Leon and Guanajato.

     In 2000, the loss was principally attributable to operating losses in the Civil Construction and CPC-Rodio segments. The operating losses in the Civil Construction segment largely resulted from the establishment of reserves for losses on several large projects including the Malla Vial street network in Colombia, the Chiapas I and II bridges and the light rail system in Puerto Rico. The operating losses in the CPC-Rodio segment were mostly a result of losses reported by CPC in connection with the Campinas Porto Alegre gas pipeline project, and the Mega natural gas plant.

     Following the Mexican economic crisis, construction projects for private-sector clients have represented a greater proportion of our construction revenues, increasing from 10% in 1994 to 54% in 2002. Private-sector projects have historically had lower margins than concession-related and public-sector projects. See note 26 to our financial statements.

Construction

Civil Construction

     The following table sets forth the revenues and operating losses of the Civil Construction segment for each of the years in the three-year period ended December 31, 2002.

	Year Ended December 31,

	2002	2001	2000

	(Millions of Mexican pesos)
Revenues	Ps. 937	Ps. 2,306	Ps. 4,191
Operating (loss) income	(301)	(826)	(835)

     Revenues in the Civil Construction segment decreased substantially from 2001 to 2002 after having decreased substantially from 2000 to 2001. Revenues in the Civil Construction segment decreased by 59% from Ps.2,306 million in 2001 to Ps.937 million in 2002, reflecting a lack of government spending on large-scale infrastructure projects. The 45% decrease in revenues in 2001 from the 2000 levels reflected the same factors as the decrease in revenues from 2001 to 2002. Foreign operations represented 30% of the Civil Construction segment’s revenues in 2002, 21% of the Civil Construction segment’s revenues in 2001 and 30% of the Civil Construction segment’s revenues in 2000.

     The Civil Construction segment reported operating losses in each year from 2000 through 2002. The 2002 operating loss was largely attributable to Ps.449 million of losses incurred in connection with work performed on various projects in Puerto Rico and Mexico, the establishment of the reserves for operating losses and possible claims on completed projects and a substantial decrease in revenue. In Puerto Rico, the losses were incurred in connection with the construction of the San Juan Coliseum and a segment of the light rail system, and in Mexico the losses were incurred in connection with the construction of the Villaldama prison in Cordoba. In 2002, reserves related to projected losses and possible claims on completed projects by the Civil Construction segment totaled Ps.265 million. As of December 31, 2002, the segment reserved Ps.150 million for operating losses and for possible claims on completed projects in Puerto Rico. The 2001 operating loss was largely attributable to Ps.232 million of losses incurred in connection with the construction of the San Juan Coliseum in San Juan, Puerto Rico, losses incurred in connection with projects in Argentina and Venezuela and losses incurred in connection with the Chiapas I and II bridges. In connection with the construction of the San Juan Coliseum in San Juan, Puerto Rico, our client has been retaining 10% of each payment due to us to cover any contingencies arising from the finished works, including the continued delay in the completion of the project.

Industrial Construction

     The following table sets forth the revenues and operating income of our Industrial Construction segment for each of the years in the three-year period ended December 31, 2002.

	Year Ended December 31,

	2002	2001	2000

	(Millions of Mexican pesos)
Revenues	Ps. 3,812	Ps. 3,963	Ps. 3,649
Operating income	372	197	280

     The Industrial Construction segment’s revenues decreased by 4% in 2002 as compared to 2001 after having increased by 9% from 2000 to 2001. The 2002 decrease in revenues principally reflected a reduction in the level of work performed on the AES Andres power plant in the Dominican Republic, as most of the construction work associated with this project was completed in 2001 and the plant is currently undergoing testing. Conversely, the increase in revenues from 2000 to 2001 principally reflected an increase in the volume of work performed in connection with the construction of the AES Andres power plant in the Dominican Republic. The 2000 decrease in revenues also reflected the completion of work on the Pemex cryogenic plants, a decreasing volume of work performed in the Cantarell project and a decrease in the volume of work performed on hydrodesulfurization recovery plants for Pemex.

     The Industrial Construction segment’s operating income increased by 89% in 2002 as compared to 2001, after having decreased by 30% in 2001 as compared to 2000. The increase in operating income in 2002 was primarily attributable to our having revised certain reserves previously established to cover certain contingencies relating to projects under construction. Examples of these projects include Samalayuca and several projects we worked on for Pemex. The reserves were originally established to cover possible claims related to completed projects. The decrease in operating income in 2001 as compared to 2000 primarily reflected a change in the mix of projects under construction as we worked on various public sector projects in 2000, which generally have higher operating margins, and which were not continued in 2001. Our operating margin increased to 10% in 2002, from 5% in 2001 and 7.7% in 2000. The increase in our operating margin in 2002 was principally due to the revision of reserves as described above. On December 31, 2002, we had Ps.297 million in contingent reserves, which we estimate will cover costs, guarantees and other contingencies associated with the termination of certain contracted works.

CPC-Rodio

     The following table sets forth the revenues and operating losses of our CPC-Rodio segment for each of the years in the three-year period ended December 31, 2002.

	Year Ended December 31,

	2002	2001	2000

	(Millions of Mexican pesos)
Revenues
CPC	Ps. 101	Ps. 539	Ps. 894
Rodio/Kronsa	1,456	1,196	1,075

Total	Ps. 1,556	Ps. 1,735	Ps. 1,969

Operating (loss) income
CPC	Ps. (75)	Ps. (203)	Ps. (225)
Rodio/Kronsa	61	56	92

Total	Ps. (14)	Ps. (147)	Ps. (133)

     The CPC-Rodio segment’s revenues decreased by 10% in 2002 as compared to 2001. The decrease was primarily a result of the continuing economic crisis in Argentina and the resulting decrease in activity levels in CPC, which more than offset the 22% increase in revenues by Rodio/Kronsa. The CPC-Rodio segment’s revenues decreased by 12% in 2001 as compared to 2000 primarily as a result of the severe recession in Argentina which reduced demand for construction services, as well as the completion of the Mega Project, which had historically represented a significant portion of CPC-Rodio’s revenues.

     The CPC-Rodio segment recorded an operating loss of Ps.14 million in 2002 as compared to an operating loss of Ps.147 million in 2001 and Ps.133 million in 2000. The 2002 result was primarily due to the adverse economic conditions in Argentina and the losses incurred by CPC as a result of the adverse economic conditions. In 2001 and 2000 the CPC-Rodio segment’s loss was attributed to losses incurred by CPC. The 2001 loss was principally caused by our participation in projects for which we bid aggressively, which adversely affected our margins. The 2000 loss was principally caused by costs associated with the completion of the Mega Project.

     CPC has been directly affected by the Argentine economic crises, and has experienced a substantial decrease in revenues reflecting a lower level of work in Argentina as a result of the cancellation or downsizing of various Argentine projects. CPC has also been negatively affected by the requirement that all dollar denominated contracts be converted into Argentine peso denominated contracts at a rate of 1.4 Argentine pesos per U.S. dollar. As a result, we have substantially reduced the scope of CPC’s operations (CPC is currently operating at the minimum level required to complete its outstanding projects), and we may unwind our operations in Argentina in the future.

Construction Backlog

     Backlog as of December 31, 2002 decreased to Ps.5,489 million from Ps.6,493 million in 2001, principally as a result of a decrease in new contracts in the Civil Construction segment and the CPC-Rodio segment. Backlog in these segments decreased primarily as a result of an absence of any new contracts in Argentina. Significant awards in 2002 included the construction of IPP La Laguna for Iberdrola, the Reynosa cryogenic plant for Pemex, the reinstatement of the Chiapas I bridge project for the Ministry of Communications and Transport, the Santa Martha prison for the government of Mexico City and new Rodio contracts in Spain and Portugal. See note 7 to our financial statements. In the first quarter of 2003 we cancelled Ps.160 million out of backlog related to the Lopez Portillo junction, as a result of the inability of the Mexican government to obtain the right of way needed to continue the project. However, in the first quarter of 2003, we obtained a contract for the construction of bridges for the Tejocotal-Nuevo Necaxa junction, which resulted in a net increase of Ps.52 million in backlog. To date, our most significant award in 2003 has been the U.S.$748 million El Cajon hydroelectric project. The El Cajon contract includes U.S.$592.8 million of construction revenue and U.S.$155.5 million of financing income. The El Cajon project has been included in backlog because the initial U.S.$90 million bridge credit facility with WestLB AG is in place and we believe that the additional financing needed for the project will be contracted on time. There can be no assurance that we will be able to secure the additional financing needed for the project. The failure to secure such financing will likely have a material affect on our financial condition or results of operation. For a description of the El Cajon project, see “Item 4. Information on the Company—Business Overview—Description of Business Segments—Civil Construction.” Approximately 13% of our construction backlog at December 31, 2002 was attributable to construction projects outside Mexico and private sector projects represented 53% of our total backlog. See “Item 3. Key Information—Risk Factors—The consortium that was awarded the El Cajon project is seeking to cure non-financial defaults under the U.S. $90 million bridge credit facility.”

Infrastructure Operations

     The following table sets forth the revenues and operating income results of our Infrastructure Operations segment for each year in the three-year period ended December 31, 2002. Our Infrastructure Operations segment was formerly known as our Concessions segment.

	Year Ended December 31,

	2002	2001	2000

	(Millions of Mexican pesos)
Revenues	Ps. 557	Ps. 766	Ps. 768
Operating income	115	296	111

     Revenues in our Infrastructure Operations segment decreased by 27% in 2002 as compared to 2001. The decrease was primarily a result of the disruption in the operations of the Caracas-La Guaira highway concession and a decrease of real estate sales in connection with the Corredor Sur highway concession in Panama. Revenues from the Caracas-La Guaira highway were Ps.21 million in 2002, a decrease of 46% from Ps.39 million in 2001. Revenues from sales of land were Ps.132.4 million in 2002, a decrease of 39% from Ps.218 million in 2001. The Infrastructure Operations segment’s revenues were substantially the same in 2001 as compared to 2000.

     This segment reported operating income of Ps.115 million in 2002 as compared to operating income of Ps.296 million in 2001 and Ps.111 in 2000. The reduced operating income from 2001 to 2002 was principally due to the decrease in real estate sales in Panama in connection with the construction of the Corredor Sur highway concession. This decrease also resulted in a decrease in operating margin from 39% in 2001 to 21% in 2002. The improvement in operating income from 2000 to 2001 was principally due to an increase in the sales of real estate in Panama that was granted to us in connection with the construction of the Corredor Sur highway concession.

Real Estate and Housing

     The following table sets forth the revenues and operating losses of our Real Estate and Housing segment for each year in the three-year period ended December 31, 2002.

	Year Ended December 31,

	2002	2001	2000

	(Millions of Mexican pesos)
Revenues	Ps. 921	Ps. 770	Ps. 815
Operating (loss) income	(19)	(305)	(4)

     Revenues in this segment increased by 20% from Ps.770 million in 2001 to Ps.921 million in 2002. The 2002 increase in revenues was mainly attributable to a 66% increase in the housing division’s revenues from Ps.296 million in 2001 to Ps.490 million in 2002, which was primarily the result of the sale of a tract of land in Mexicali for U.S.$4 million. Revenues decreased by 5.5% from Ps.815 million in 2000 to Ps.770 million in 2001, primarily as a result of the sale of a shopping mall, a deterioration in real estate market conditions and the appreciation of the U.S. dollar against the Mexican peso (as a large portion of the Real Estate and Housing segment’s revenues are in U.S. dollars).

     This segment’s operating loss decreased from Ps.305 million in 2001 to Ps.19 million in 2002 after having increased from Ps.4 million in 2000 to Ps.305 million in 2001. The lower loss in 2002 reflected the termination of operations in Mexicali and Puebla and improved efficiency in the segment’s construction process, which resulted from a reduction in operating expenses. The segment’s 2001 operating loss reflected an increase in general expenses connected with housing development and an impairment adjustment to real estate inventories of Ps.152 million, which was recorded as a component of costs of sale. Given the decline in construction demand in the real estate market, we plan to sell our real estate assets and cease participating in the real estate sector. Going forward, this segment’s operations are expected to focus exclusively on the development of low-income housing.

Corporate and Other Operations

     The following table sets forth the revenues and operating income of the Corporate and Other Operations segment for each year in the three-year period ended December 31, 2002. Our Corporate and Other Operations segment was formerly known as our Aggregates and Ports segment and included our construction aggregates business, the Punta Langosta cruise ship terminal and Alsur.

	Year Ended December 31,

	2002	2001	2000

	(Millions of Mexican pesos)
Revenues	Ps. 201	Ps. 283	Ps. 358
Operating (loss) income	(3)	7	22

     Revenues decreased 29% from Ps.283 million in 2001 to Ps.201 million in 2002, reflecting a decrease in the volume of operations at Alsur. The decrease in the volume of operations was primarily attributable to Alsur’s reduced storage capacity as a result of the sale of its warehouses, the sale of the Veracruz grain terminal and the sale of Punta Langosta cruise ship terminal. Revenues decreased 21% from Ps.358 million in 2000 to Ps.283 million in 2001, reflecting a decrease in the volume of operations at Alsur and a decrease in tourism in the second half of 2001, which affected the volume of operations at our cruise ship terminal. Operating income decreased by 57% in 2002 and by 65% in 2001, reflecting the respective decline in revenues.

     In January 2001, we sold our interest in our construction aggregates business to our former partner, Vulcan, for U.S.$122.4 million. Following the sale of our interest in our construction aggregates business, we have recalculated our results of operations for 2000 and have excluded the effects that these assets had on our operations, in order to make year-to-year comparisons more meaningful. Our Corporate and Other Operations segment currently consists of Alsur, a grain and general merchandise warehouse operator and auxiliary credit institution that issues certificates of deposit. Until January 2002, this segment included our Punta Langosta cruise ship terminal. On January 28, 2002, we sold our interest in the Punta Langosta cruise ship terminal for U.S.$19.4 million to Cruceros Maritimos del Caribe. We also recorded certain general corporate expenses that were not directly attributable to any specific segment.

Financing Cost, Net

     The following table sets forth the components of our comprehensive financing results for each year in the three-year period ended December 31, 2002.

	Year Ended December 31,

	2002	2001	2000

	(Millions of Mexican pesos)
Interest expense	Ps. 572	Ps. 1,017	Ps. 1,435
Interest income	(166)	(414)	(569)
Exchange loss (gain), net	155	(19)	16
(Gain) on monetary position	(125)	(71)	(240)
Financing cost, net	Ps. 436	Ps. 513	Ps. 642

     We reported comprehensive financing cost of Ps.436 million in 2002, as compared to Ps.513 million in 2001 and Ps.641 million in 2000. The decrease in the comprehensive financing cost from 2001 to 2002 was due principally to a substantial decrease in interest expense (as a result of lower interest rates and a reduction in the amount of our debt), which more than offset the change from an exchange gain in 2001 to an exchange loss in 2002 (as a result of the appreciation of the U.S. dollar) and a decrease in interest income. The decrease in the comprehensive financing cost from 2000 to 2001 was due principally to a decrease in interest expense, which more than offset a reduced gain from monetary position, and a decline in interest income. We reported interest expense net of interest income of Ps.406 million in 2002, Ps.603 million in 2001 and Ps.866 million in 2000.

     Interest expense decreased from Ps.1,435 million in 2000 to Ps.1,017 million in 2001 and Ps. 572 million in 2002. The decrease in each year was primarily attributable to a reduction in our debt. We reduced our debt by Ps.829 million in 2002 and by Ps.2,260 million in 2001. The reduction in interest expense was also attributable to a reduction in interest rates.

     Interest income decreased from Ps.569 million in 2000 to Ps.414 million in 2001 and Ps.166 million in 2002. The decrease in interest income from 2001 to 2002 was principally attributable to decreased levels of cash reserves and lower interest rates on money securities. The decrease in interest income from 2000 to 2001 was due to lower interest rates on money securities. Interest income for 2000 included Ps.152 million of accrued interest on PICs and receivables relating to the PICs. We did not have any interest income from PICs in 2001 or 2002.

     Gain on monetary position reflected the effects of inflation, as measured by the Mexican consumer price index, on our net monetary position. The gain on monetary position in each year reflected our net monetary liability position in that year.

     We reported a foreign exchange loss of Ps.155 million in 2002, as compared to a foreign exchange gain of Ps.19 million in 2001 and a foreign exchange loss of Ps.16 million in 2000. The 2002 loss reflected the depreciation of the Mexican peso against the U.S. dollar in 2002. The 2001 foreign exchange gain reflected the appreciation of the Mexican peso against the U.S. dollar in 2001, and the

2000 foreign exchange loss reflected the depreciation of the Mexican peso against the U.S. dollar that year.

     Of our total indebtedness at December 31, 2002, 46% was denominated in currencies other than Mexican pesos, principally U.S. dollars. We may in the future incur additional non-peso denominated indebtedness. Declines in value of the Mexican peso relative to such other currencies will both increase the interest costs to us related to such indebtedness and result in foreign exchange losses, and an increase in the value of the Mexican peso relative to such other currencies will have the opposite effect.

Other Expenses, Net

     We reported other expenses of Ps.217 million for 2002, as compared to other expenses of Ps. 3,023 million in 2001 and other expenses of Ps.134 million in 2000. In 2002, our other expenses primarily resulted from a Ps.186 million loss from sales of shares (primarily the Cabo del Sol tourism real estate development), Ps.67 million of losses from the sale of fixed assets, Ps.114 million of employee severance payments, and Ps.76 million from the write-off of recoverable value-added taxes related to the government’s highway concession restructuring program and losses from sales of fixed assets. These expenses were partially offset by the gain of Ps.229 million from the repurchase of our subordinated convertible debentures. In 2001, we reduced the carrying value of certain long-term assets, property, plant and equipment and other assets, whose book value was greater than estimated fair value. In addition, we revised our projections on Alsur and CPC as a result of the recurring losses for both subsidiaries. We determined that the subsidiaries’ projected results would not fully support the future amortization of their goodwill balance. Consequently, we recognized an impairment charge and wrote-off the remaining carrying value of Alsur and CPC’s goodwill. Overall, these charges and adjustments totaled Ps.3,093 million in 2001. See notes 4 and 22 to our financial statements. The 2000 results principally reflected losses from the sale of certain assets that were partially offset by profits of Ps.36 million earned from the repurchase of outstanding debt at a discount.

Income Tax

     In 2002, we recorded a net tax provision of Ps.516 million, which reflected a current income tax expense of Ps.160 million, a deferred income tax credit of Ps.450 million, and an income tax expense of Ps.806 million reflecting a change in the valuation allowance, which resulted from our estimation that we may be unable to benefit from certain tax carryforwards available to us in the period granted by Mexican law for the recovery of such tax carryforwards. In 2002, the employee statutory profit sharing expense equaled Ps.48 million, which reflected an employee statutory profit sharing expense of Ps.59 million and a deferred employee statutory benefit of Ps.11 million. See note 18 to our financial statements. In 2001 we recorded a net tax provision of Ps.217 million, which reflected a current income tax liability of Ps.193 million, a deferred income tax credit of Ps.625 million and a provision of Ps.648 million, which was primarily attributable to a variation in the estimated value of asset tax and deferred income tax. In 2000, we recorded a net tax benefit (excluding employee statutory profit sharing) of Ps.123 million, which reflected a current income tax liability of Ps.139 million, a deferred income tax credit of Ps.1,027 million and an asset tax benefit of Ps.767 million. The statutory tax rate was 35% for 2002, 2001 and 2000. Beginning in 2003, the 35% tax rate will be reduced by one percentage point per year until it reaches 32% in 2005. See note 18 to our financial statements. Generally, the differences between effective tax rates and statutory tax rates are due to differences between taxable and financial accounting income or loss, including, to an important extent, those relating to the recognition of profit or loss on construction contracts that tend to fluctuate significantly from year to year.

     As of December 31, 2002, we had Ps.2,268 million in net operating loss carryforwards and Ps.1,896 million in asset tax credits available. See note 18 to our financial statements.

     Following negotiations with the Ministry of Finance and Public Credit, on May 31, 2002, the Ministry of Finance and Public Credit accepted our payment of accrued tax liabilities through the delivery of certain assets. We delivered the assets to the Ministry of Finance and Public Credit, and the difference between the value of the assets and the liability was paid in cash. The value of these assets basically covers the total liability that we accounted for taxes in our financial statements as of December 31, 2001.

     In addition to the reduction of the 35% tax rate discussed above, several amendments to the Mexican income tax laws became effective on January 1, 2002. These changes include:

•	companies are no longer permitted to defer a portion of their income tax liability on their net taxable income until dividends are paid from such income,

•	income taxes on the distribution of dividends can be credited against future income taxes that are payable over the next three years,

•	the payment of withholding taxes on dividends payments to non-Mexicans has been eliminated, and

•	the deductibility of employee profit sharing has been eliminated.

     In April 2003, the Mexican tax authorities issued regulations revising the methodology for the asset tax calculation, which we expect will be individually approved on a case by case basis. We believe that this regulation will reduce our future asset tax obligations as the divestment of assets in the last several years has diminished our asset tax base. There can be no assurance that such authorization will be granted to us.

Share in Net Loss of Unconsolidated Affiliated Companies

     We reported a net loss from our equity interest in unconsolidated affiliates of Ps.126 million in 2002 as compared to a loss of Ps.56 million in 2001 and a loss of Ps.115 million in 2000. The loss in 2002 was primarily the result of Ps.81 million of losses incurred by our affiliate participating in the Caruachi hydroelectric project in Venezuela and Ps.37 million of losses incurred by our affiliate participating in the Caracoles hydroelectric project in Argentina. The 2001 and 2000 losses were principally related to the participation by affiliates in the Caruachi hydroelectric project in Venezuela and the construction of a segment of the light rail system in Puerto Rico. The 2001 loss was also attributable to losses related to the Torre Mayor office building and the Cabo del Sol tourism real estate development.

Net Income (Loss)

     We reported net loss of majority interest of Ps.1,323 million in 2002 as compared to a net loss of majority interest of Ps.4,491 million in 2001 and a net loss of majority interest of Ps.1,714 million in 2000. In 2002, the loss was primarily attributable to Ps.436 of financing expenses, Ps.216 million of other expenses (including severance payments), Ps.564 million of tax provisions (including employee profit sharing) and Ps.126 million of losses in unconsolidated affiliated companies. In each of 2001 and 2000 the net loss of majority interest was principally attributable to the operating loss in each year and financing costs. The net loss of majority interest in 2002 was also attributable to a higher tax provision in 2002. The net loss of majority interest in 2001 was attributable to a Ps.3,838 million write-off of certain assets and the creation of reserves. For a description of the assets that were written-off see note 4 to our financial statements.

     Net income of minority interest was Ps.130 million in 2002, Ps.188 million in 2001 and Ps.193 million in 2000.

U.S. GAAP Reconciliation

     The principal differences between Mexican GAAP and U.S. GAAP as they relate to us for 2002 are the capitalization of financing costs; restatement of foreign-sourced fixed assets; exchange loss from our Argentine subsidiary and the related deferred income tax, deferred employee statutory profit-sharing and minority interest effects of such adjustments; and the effects of Bulletin B-15. All of the principal differences between Mexican GAAP and U.S. GAAP affect net income and total stockholders’ equity. Other than statutory profit-sharing, operating income for 2002 under U.S. GAAP included Ps.113.8 million of severance costs and Ps.75.7 million from the write-off of recoverable value-added taxes. In addition, beginning January 1, 2002, operating income under U.S. GAAP is different than under Mexican GAAP due to a difference in the definition of discontinued operations. See note 29 to our financial statements. Pursuant to Mexican GAAP, our consolidated financial statements also recognize certain effects of inflation in accordance with Bulletin B-10 and Bulletin B-12, except for the restatement of foreign-sourced fixed assets as from January 1, 1998, these effects have not been reversed in reconciliation to U.S. GAAP.

     The principal differences between Mexican GAAP and U.S. GAAP as they relate to us for 2001 are capitalization of financing costs; restatement of foreign-sourced fixed assets; gain on sale of foreign subsidiaries; exchange loss from our Argentine subsidiary and the related deferred income tax; deferred employee statutory profit-sharing and minority interest effects of such adjustments; and the effects of Bulletin B-15. All of the principal differences between Mexican GAAP and U.S. GAAP affect net income and total stockholders’ equity. Other than statutory profit sharing, operating income for 2001 under U.S. GAAP included Ps.3,227 million for severance costs and the allowance for impairment of the investment concessions, property, plant and equipment and goodwill. Pursuant to Mexican GAAP, our consolidated financial statements also recognize certain effects of inflation in accordance with Bulletin B-10 and Bulletin B-12; except for the restatement of foreign-sourced fixed assets as from January 1, 1998, these effects have not been reversed in the reconciliation to U.S. GAAP.

Critical Accounting Estimates

     We prepare our financial statements in accordance with Mexican GAAP, which requires our management to make estimates that affect the amounts recorded for assets, liabilities, income and expenses in such financial statements. Even though estimates are based on management’s knowledge, judgment, experience and current events, actual results may differ.

     Accounting policies based on the use of estimates with a material effect on our financial statements, are as follows:

Construction Contracts

     Construction contracts are accounted for using the percentage-of–completion method and therefore, take into account the estimated earnings, costs and revenues to date as contract activity progresses. The estimates are based on the terms, conditions and specifications of the contracts and on the plans and forecasts made by us in order to ensure that we include all costs attributable to the project.

     Contract cost estimates are based on assumptions that may differ from the actual costs during the life of the project. We review our estimates on a quarterly basis, taking into account such factors as increases in the price of supplies, amount of work to be performed, inflation, devaluation of currencies, changes in contract specification due to adverse conditions, contract penalty provisions, and the non-acceptance of costs by our clients, among others. If, as a result of our evaluation, it becomes apparent that the total estimated cost of the project exceeds expected revenues, we record a provision for estimated losses in the period in which such losses are determined. Our revenue and cost estimates may be affected by future events. Any change in our estimates may have an adverse effect on our financial condition and results of operations.

Long-lived assets

     We value our long-lived assets at their restated historical cost in accordance with Bulletin B-10. We calculate depreciation of our fixed assets, such as property, plant and equipment, based on their remaining useful life. We calculate amortization, as in the case of our investment in concessions, over the duration of such concession. We periodically evaluate the impairment of long-lived assets. If the restated historical cost of our long-lived assets becomes greater than their recoverable value, we write-down the asset to its recoverable value. The recoverable value equals the net sum of forecasted nominal revenues, costs and expenses.

     Our estimates for forecasted revenues related to traffic volume, which we primarily use in connection with vehicle counting in the case of our highway concessions, are based on population growth estimates and on the economic conditions in the area surrounding the concessioned highway. Our calculations also take into account temporal decreases in vehicle use as a result of tariff increases and the impact of our marketing strategies that are aimed at generating higher revenues. Our estimates may be based on assumptions that differ from the actual units of use.

     In March 2003, the Mexican Institute of Public Accountants issued new Bulletin C-15, “Impairment in the Value of Long Lived Assets and their Disposal,” which will become effective for fiscal years beginning on or after January 1, 2004. Bulletin C-15 requires that the value in use of an asset (or recoverable value, in the bulletin’s terminology) for which there is an indication of possible impairment should be the greater of the sale price or the discounted cash flow of a cash generating unit.

Income Tax

     Provisions for income tax are recorded in the results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits arising from tax loss carryforwards. The resulting deferred tax provision is reflected in our income statement, and a corresponding liability is created in the event of a charge to income and a deferred tax asset in the event of a credit to income.

     The calculation, recognition and reversal of deferred taxes, as well as the crediting of the asset tax, requires the use of estimates, which may be affected by the amount of our future taxable income, the assumptions relied on by our management and our operating results.

     We periodically evaluate the fairness of deferred tax assets or liabilities based on historical tax results, estimated tax profits and the reversal period for timing differences. The method utilized to determine deferred taxes is similar to that established in FASB No. 109.

     A valuation reserve is recorded for any deferred income tax assets that, in the opinion of our management, are not probable of being realized. Any change in our estimates may have an effect on our financial condition and results of operations.

Application of Critical Accounting Estimates to our Financial Results

     Set forth below are the results derived from the application of the aforementioned policies and their effects on our financial statements for the years ended December 31, 2002 and 2001:

Construction Contracts

     Our financial statements as of December 31, 2002 and 2001 include provisions for estimated project termination losses of Ps.265 million and Ps.161 million, respectively, related to projects that are expected to be substantially concluded during 2003 and 2002, respectively. Furthermore, as of December

31, 2002 and December 31, 2001, our financial statements included an allowance for doubtful accounts of Ps.350 million and Ps.560 million, respectively. Reserves were recorded based on our best estimates and current circumstances. If these circumstances change, we may need to modify the amount of reserves we have recorded.

Adjustments for Impairment

     As part of our divestment program, the accounting values of assets held for sale comprised of real property inventories, property, plant and equipment and certain investments in concessions were adjusted during the fourth quarter of 2001 based on their estimated recoverable value. We estimated the recoverable value of such real property inventories and property, plant and equipment with the help of independent appraisers. Likewise, the estimated recoverable value of investments in concessions was based on projected and discounted cash flows of future operating income. In 2001, the adjustment of book values totaled Ps.2,445 million, which was charged to results of operations. No adjustment to the book value of assets was made in 2002.

Goodwill

     During the fourth quarter of 2001, we reviewed the financial projections of Alsur and CPC. Based on the weakened economy in 2001 and economic projections for 2002, we concluded that the projected results of these subsidiaries would not fully support the future amortization of their goodwill. As a result, we recorded a write-down of Ps.815 million in 2001. Based on our analysis, no adjustment to goodwill was necessary in 2002.

Income Tax

     In 2002, we recorded a net tax provision of Ps.516 million, which reflected a current income tax expense of Ps.160 million, a deferred tax credit of Ps.450 million and an income tax expense of Ps.806 million reflecting a change in the valuation allowance. As of December 31, 2002, we had deferred tax assets of Ps.3,988 million, including deferred tax liabilities of Ps.459 million and recoverable asset taxes of Ps.1,896 million. As of December 31, 2002, a provision has been recognized for the valuation of tax losses carryforwards and tax on assets of Ps.2,791 million because we believe that the period granted by Mexican law for the recovery of such amounts may expire before such tax loss carryforwards and tax on assets are recovered.

Recently Issued Accounting Standards

Mexico

     In December 2001, the Mexican Institute of Public Accountants issued new Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities, and Commitments,” or Bulletin C-9, which is effective beginning January 1, 2003, although early application is encouraged. Bulletin C-9 supersedes the former Bulletins C-9, “Liabilities” and Bulletin C-12, “Contingencies and Commitments,” and establishes additional guidelines clarifying the accounting for liabilities, provisions, and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of obligations.

     In January 2002, the Mexican Institute of Public Accountants issued new Bulletin C-8, “Intangible Assets,” or Bulletin C-8, whose provisions are mandatory for fiscal years beginning January 1, 2003, although early application is encouraged. Bulletin C-8 supersedes the former Bulletin C-8, “intangibles” and establishes that project developments costs should be capitalized if they fulfill the criteria established for recognition as assets. Any pre-operating costs incurred after the effective date of this Bulletin should be recorded as an expense. The unamortized balance of capitalized pre-operating costs under the former Bulletin C-8 will continue to be amortized. Bulletin C-8 requires identifying all intangible assets to reduce as much as possible the goodwill relative to business combinations.

     In March 2003, the Mexican Institute of Public Accountants issued new Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal” or Bulletin C-15. The application of Bulletin C-15 is mandatory for fiscal years beginning on or after January 1, 2004, although early application is encouraged. Bulletin C-15 establishes, among other things, new principles for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides examples of indicators of possible impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. The calculation of such losses requires the determination of recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the present value of discounted future net cash flows. By contrast, prior to Bulletin C-15 the accounting principles used future net cash flows without discounting them to present values.

     We have not assessed the effects of adopting these three new accounting principles in our financial position and results of operations.

United States of America

     The Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets” or SFAS 143, in August 2001. SFAS 143 establishes accounting standards for the recognition and measurement of an asset requirement obligation and its associated asset retirement cost. It provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early adoption permitted. We have not assessed the effects of adopting SFAS 143 on our results of operations, financial position or cash flows.

     The FASB also issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS 144, in October 2001. SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. We adopted SFAS 144 on January 1, 2002. Pursuant to the requirements of SFAS 144, we classified sales of certain subsidiaries as discontinued operations for purposes of the U.S. GAAP reconciliation. The adoption of SFAS 144 did not have a material effect on our results of operations, financial position or cash flows. See note 29 to our financial statements.

     The FASB issued Statement of Financial Accounting Standards No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections,” or SFAS 145, in April 2002. We will apply the provisions of SFAS 145 related to the rescission of SFAS 4 beginning January 1, 2003. The provisions of SFAS 145 related to SFAS 13 are effective for transactions occurring after May 15, 2002. We early adopted SFAS 145 in 2002. Pursuant to the requirements of SFAS 145, we did not classify gains (losses) on the early extinguishment of debt as extraordinary items in our U.S. GAAP reconciliation. We do not expect that the adoption of SFAS 145 will have a material impact on our results of operations, financial position or cash flows.

     In addition, the FASB issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” or SFAS 146, in June 2002. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 is effective for exit and disposal activities that are initiated after December 31, 2002. As the requirements of SFAS 146 are to be applied prospectively, we cannot reasonable estimate the impact of adoption unless we undertake relevant activities in future periods.

     The FASB issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” or SFAS 148, in December 2002. SFAS 148 amends SFAS 123 “Accounting for Stock-Based Compensation” to provide alternative methods of transition from a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years after December 15, 2002. We do not currently plan to adopt the fair value method of accounting for stock-based employee compensation, and we do not expect that the transition guidance of SFAS 148 will have an impact on our results of operations or financial position.

     In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 “Amendments of Statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133 “Accounting for Derivative Instruments and Hedging Activities.” The changes in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. SFAS 149 will be effective for contracts entered into or modified after June 30, 2003, except as stated below, all provisions of SFAS 149 should be applied prospectively. The provisions of SFAS 149 that relate to SFAS 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. We do not anticipate that the adoption of SFAS 149 will have a material impact on our results of operations, financial position or cash flows.

     In November 2002, the FASB issued FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” or FIN 45. FIN 45 requires that guarantors recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such a guarantee. FIN 45 also contains additional disclosure requirements about a guarantor’s obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statement periods ending after December 31, 2003. We have disclosed the guarantees subject to FIN 45 in our Mexican GAAP financial statements. See note 19 to our financial statements. As the financial statement recognition provisions are effective prospectively, we cannot reasonably estimate the impact of adoption of FIN 45 until guarantees are issued or modified in future periods, at which time their result will be initially reported in our financial statements.

     In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities an Interpretation of ARB 51,” or FIN 46. FIN 46 requires that the primary beneficiary in a variable interest entity consolidate the entity even if the primary beneficiary does not have a majority voting interest. FIN 46 is effective for fiscal years beginning after January 31, 2003. In addition, FIN 46 requires disclosure of information regarding guarantees or exposures to loss relating to any variable interest entity existing prior to January 31, 2003 in financial statements issued after January 31, 2003. We have has not assessed the effects of adopting FIN 46 on our results of operations, financial position or cash flows.

LIQUIDITY AND CAPITAL RESOURCES

General

     We have had substantial losses in recent years, and face significant liquidity constraints. Our expected sources of liquidity include dividends and royalties paid by ICA Fluor Daniel, revenues from our Civil Construction segment and the continuation of our non-core asset divestment program, as well as the divestment of certain other assets related to our core operations that are obsolete or no longer useful to us such as construction machinery and equipment. There can be no assurance that we will be able to continue to generate liquidity from asset sales, particularly given the relatively few non-core assets that remain available for sale.

     Our non-core divestment program has consisted, and is expected to continue to consist, of sales of assets that we do not consider to be necessary for the operation of our main lines of business. There can be no assurance that we will be able to improve our cash flows and liquidity sufficiently to resolve our liquidity problems. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations.”

     We had net working capital of Ps.618 million as of December 31, 2002 as compared to net working capital of Ps.720 million as of December 31, 2001 and a net working capital deficit of Ps.246 million in 2000. As of March 31, 2003, we had a net working capital deficit of Ps.569 million. The change in net working capital from December 31, 2001 to December 31, 2002 was primarily due to a decrease in account receivables, in cash and cash equivalents.

     Our cash and cash equivalents were Ps.2,888 million as of December 31, 2002, as compared to Ps.3,659 million as of December 31, 2001 and Ps.2,625 million as of December 31, 2000. Our cash and cash equivalents as of December 31, 2002 were comprised of Ps.968 million in short-term Mexican peso-denominated investments and the equivalent of Ps.1,920 million in short-term foreign currency-denominated investments (mainly in U.S. dollars). At December 31, 2002, we had a current ratio (current assets over current liabilities) of 1.10, as compared to a current ratio of 1.08 at December 31, 2001. As of March 31, 2003, we had a current ratio of 0.92.

     Cash and cash equivalents at year-end 2002 included Ps.1,821 million of cash and cash equivalents (representing 63% of our cash and cash equivalents) held by ICA-Fluor Daniel, and Ps.131 million of cash and cash equivalents (representing 5% of our cash and cash equivalents) held by Rodio. The use of cash and cash equivalents by ICA Fluor Daniel or Rodio requires the consent of our joint venture partner. Our joint venture partners are the Fluor Corporation in the case of ICA Fluor Daniel and the Soletanche Bachy Group in the case of Rodio. The payment of dividends by ICA Fluor Daniel or Rodio requires the consent of our joint venture partner in the relevant joint venture.

     We had a deficit from operating activities of Ps.1,228 million during 2002. We had resources generated from operating activities of Ps.295 million and Ps.3,238 million in 2001 and 2000, respectively.

     In May 2001, we pledged our shares in ICA-Fluor Daniel to our partner Fluor Corporation in exchange for ICA Fluor Daniel guaranteeing a one-year loan for us for U.S.$16.5 million. We repaid the loan in May 2002, and the shares have been returned to us.

     As of December 31, 2002, we had pledged substantially all of our assets to Grupo Financiero Inbursa, Banamex and BBVA Bancomer in order to secure loans from each of these banks. The assets we have pledged include our headquarters in Mexico City; substantially all income generated from dividends and royalties paid by ICA Fluor Daniel; an office building located at Mineria No.130, Mexico City; the proceeds from the sale of the Veracruz grain terminal and the Empalme industrial plant belonging to Industria del Hierro; substantially all of our real estate assets and all of our shares in the following subsidiaries: Alsur, ViveICA, Solaqua and Centro Sur. We expect that the proceeds from the sale of any of these assets will be used to prepay the principal amount owed on the loans secured by these pledges. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these three banks, and our ability to incur further debt (whether secured or unsecured) is limited. See “Item 3. Key Information—Risk Factors—Substantially all of our assets are pledged to creditors.”

Contractual Obligations

     The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity.

     As of December 31, 2002, the scheduled maturities of our contractual obligations, including accrued interest were as follows:

	Payments Due by Period
		(Millions of Mexican pesos)
		Less than 1			More than
Contractual Obligations	Total	year	1-3 years	3-5 years	5 years
Long-term debt obligations	Ps. 4,237	Ps. 318	Ps. 1,913	Ps. 801	Ps. 1,205
Capital (finance) lease obligations	87	43	38	6	—
Operating lease obligations	269	19	38	38	175
Purchase obligations	—	—	—	—	—
Other long-term liabilities reflected on our balance sheet under Mexican GAAP	316	—	316	—	—

Total	Ps. 4,909	Ps. 380	Ps. 2,305	Ps. 845	Ps. 1,380

     As of December 31, 2002, the scheduled maturities of other commercial commitments, including accrued interest were as follows:

Amount of Commitment Expiration Per Period
(Millions of Mexican pesos)
Total
	Amount s	Less than 1
Other Commercial Obligations	Committed	year	1-3 years	4-5 years	Over 5 years
Lines of credit	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —
Standby letters of credit	440	440	—	—	—
Guarantees(1)	6,264	—	6,264	—	—

Standby repurchase obligations	—	—	—	—	—
Other commercial obligations	—	—	—	—	—
Total commercial commitments	Ps. 6,704	Ps. 440	Ps. 6,264	Ps. 0	Ps. 0

(1)  Consist principally of bonds delivered to guarantee bids, advance payments and performance.

Indebtedness

     Our total debt to equity ratio was 1.32 to 1.0 at December 31, 2002, 1.09 to 1.0 at December 31, 2001 and 0.73 to 1.0 at December 31, 2000. The deterioration in the debt to equity ratio from December 31, 2001 to December 31, 2002 mainly reflected a decrease in equity resulting from our consolidated net loss of Ps.1,197 million, which more than offset a decrease in total debt. The increase in the total debt to equity ratio from December 31, 2000 to December 31, 2001 principally reflected the creation of provisions and the write-off of Ps.3,838 million of assets in the fourth quarter of 2001. For a description of the assets that were written-off see note 4 to our financial statements.

     In December 2002, we entered into a ten-year secured credit agreement with Grupo Financiero Inbursa in an amount of Ps.1,183 million. The loan’s initial interest rate is 14.5% and it increases by 90 basis points each year up to a maximum interest of 22.6%. There is a 28 month grace period for the payment of principal. The loan may be prepaid without penalty. We pledged the following assets as collateral for the loan: our headquarters in Mexico City; substantially all income (dividends and royalties) from ICA Fluor Daniel; all proceeds from the sale of the Veracruz grain terminal and the Empalme industrial plant belonging to Industria del Hierro; substantially all of our real estate assets and all of our shares in the following subsidiaries: Alsur, ViveICA, Solaqua and Centro Sur. Under the terms of the Inbursa secured loan, we are free to make use of our pledged assets (including the income generated from dividends and royalties paid by ICA Fluor Daniel) during the loan’s grace period, so long as we remain current on our interest payments. The loan’s grace period ends in April 2005. After 2005, we will be entitled to the income generated from dividends and royalties paid by ICA Fluor Daniel to the extent such income exceeds certain minimum required reserve amounts and scheduled principal amortizations contained in the Inbursa loan.

     In the third quarter of 2002, we restructured our debt with BBVA Bancomer by entering into three new loan agreements. The first loan agreement relates to a 32-month secured loan in an amount of Ps.79 million. The interest rate of the loan is determined by reference to the Mexican inter-bank interest rate (commonly referred to as TIIE) plus 100 basis points. There is an eight-month grace period for payment of principal and interest. The loan is secured by certain lots of our real estate development in Queretaro and undeveloped land in the state of Sonora. The second loan agreement is a secured loan agreement in an amount of Ps.52 million. The loan is secured by an office building located at Mineria No.130, Mexico City and two real estate lots from the Cabo del Sol tourism real estate development. In a third loan agreement, we pledged four warehouses belonging to Alsur to cover Ps.19 million that remain unsecured. None of the loan agreements impose a prepayment penalty.

     In 2001, AES Andres awarded to us a contract for the engineering, procurement and construction of a 305 megawatt combined cycle power generating plant in the Dominican Republic. In 2002, we loaned U.S.$12 million at an interest of LIBOR plus 8% to our client AES Andres for the completion of the power plant. The loan is due in December 2004. The plant is currently undergoing testing.

     In 2002, we repurchased and cancelled U.S.$72.93 in principal amount of our convertible subordinated debentures (including U.S.$190,000 that we repurchased in 2002 but cancelled in 2003). As of December 31, 2002, approximately U.S.$96.3 million in principal amount of the convertible subordinated debentures remained outstanding.

     In 2002, our debt service obligations (principal and interest) totaled Ps.1,016 million, while our deficit from operating activities was Ps.1,228 million. In March 2004, U.S.$96.3 million of our outstanding convertible subordinated debentures are scheduled to mature. Unless we generate additional resources from improved results of operations, favorable results from pending arbitration and legal proceedings, collections of accounts receivable, further divestments, or capital contributions from current or new shareholders, we believe we will have to restructure our debt in the near future. There can be no assurance that any of these developments will occur. We have retained J.P. Morgan Securities, Inc. to be our financial advisor in connection with the restructuring of our debt, and have entered into discussions with certain of our creditors in an effort to extend the maturity of our debt and reduce our debt service costs. There can be no assurance that we will restructure our debt on terms we believe to be sustainable.

     Certain of our subsidiaries and unconsolidated affiliates have entered into debt and other agreements containing restrictive covenants that limit the ability of such subsidiaries and affiliates to pay us dividends. See note 16 to our financial statements.

     As of December 31, 2002, approximately 68% of our consolidated revenues and 47% of our indebtedness were denominated in foreign currencies, mainly U.S. dollars. Decreases in the value of the Mexican peso relative to the U.S. dollar will increase the cost in Mexican pesos of our debt service obligations with respect to our U.S. dollar denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased. We currently do not have any financial instruments in place to hedge for foreign currency risk. Several of our subsidiaries have a reduced exposure to the foreign currency risk because a higher percentage of their revenues are denominated in U.S. dollars.

Financing of the El Cajon Project

     In March 2003, the El Cajon project consortium, in which two of our subsidiaries hold a 61% of interest, entered into a U.S.$90 million bridge credit facility with WestLB AG for the financing of the first portion of the project’s construction costs. As of the date of this annual report, U.S.$14 has been disbursed to the consortium under the bridge credit facility. On June 17, 2003, the consortium was notified by WestLB AG that it was in default under the bridge credit facility as a result of (i) CFE’s failure to grant the consortium access to the project site, and (ii) the consortium’s failure to obtain the consent of WestLB AG and the project’s independent engineer prior to entering into an amendment to the project’s construction contract. The consortium has obtained a waiver from WestLB AG, which waives these events of default through August 10, 2003. The waiver will terminate earlier if any unrelated event of default under the bridge credit facility occurs prior to August 10, 2003. The consortium is currently in negotiations with WestLB AG and CFE aimed at curing these events of default, and expects to resolve these issues in a manner that will cure these events of default. However, there can be no assurance that these negotiations will result in a satisfactory resolution of these issues. For a description of the possible consequences of our failure to resolve these issues in a manner satisfactory to WestLB AG and CFE prior to August 10, 2003 see “Item 3. Key Information—Risk Factors—The consortium that was awarded the El Cajon project is seeking to cure non-financial defaults under the U.S.$90 million bridge credit facility.”

     Although there can be no assurance, the consortium expects to secure the balance of the requisite financing for the project through a syndicated bank loan contemplated to be arranged by WestLB AG. The financing of the project is expected to cover project costs, which include construction costs, 25% of the project’s overhead expenses, interest expense, and financial and legal fees. Under the terms of the bridge credit facility, the consortium has posted a U.S.$26 million letter of credit for the benefit of WestLB AG. In addition, for 2003, the consortium is required to post a performance bond of U.S.$10 million, which equals to the 10% of the value of the works to be performed in 2003, for the benefit of CFE and will be required to post performance bonds of U.S.$27 million for each of 2004 and 2005. For 2006 and 2007, performance bonds of U.S.$10 million and U.S.$1 million, respectively, will be required. The performance bonds for any given year must be posted by December 31 of the preceding year. As a 61% owner of the consortium, we are only required to post 61% of the above mentioned performance bonds. In 2003, in accordance with an agreement reached with CFE, the consortium posted letters of credit instead of performance bonds. Mr. Quintana, our President and Chief Executive Officer, and his family guaranteed U.S.$15 million out of U.S.$22 million (61% of the total amount) of the letters of credit required for the El Cajon project. In return, Mr. Quintana and his family received a fee equal to 2% of the guaranteed amounts. As a result of the ongoing obligation to post performance bonds for the El Cajon project, the El Cajon hydroelectric project may constrain our liquidity and may limit our ability to devote cash resources to other projects or needs. Moreover, there can be no assurance that CFE and WestLB AG’s performance bond and letter of credit requirements will not have a materially adverse effect on our liquidity, financial condition or results of operation. For a description of the El Cajon project, see “Item 4. Information on the Company—Business Overview—Description of Business Segments—Civil Construction.”

Additional Sources and Uses of Funds

     Our principal use of funds in 2002, as reflected in note 15 and 16 to our financial statements, was the payment of accrued expenses and services and interest payments on our debt obligations.

     We may from time to time repurchase our outstanding debt or equity securities if market conditions and other relevant considerations make such repurchases appropriate.

     Beginning in February 1999, we turned to the disposition of non-core assets as a source of liquidity. These non-core assets have included equity in subsidiary companies, equity in non-consolidated companies, the sale of real estate and the sale of construction equipment. From February 1999 through December 2002, we sold U.S.$683 million of assets, U.S.$160 of which were sold in 2002. In 2002, the principal assets that we sold were:

•	the Veracruz grain terminal to Cargill de Mexico for U.S.$22.5 million;

•	the Hemisferia shopping center to a third party for U.S.$20 million;

•	the Punta Langosta cruise ship terminal to Cruceros Maritimos del Caribe for U.S.$19.4 million;

•	the Cabo del Sol tourism real estate development to CDS Development Partners for U.S.$13 million;

•	the Bellas Artes parking facility concession to the Fundacion del Centro Historico de la Ciudad de Mexico for U.S.$10.8 million;

•	the sale and leaseback of an office building, located at Viaducto Rio Becerra No.27, Mexico City to a third party for U.S.$10.3 million;

•	Propulsora Mexicana de Parques Industriales to Urbi for U.S.$4 million; and

•	Hubard y Bourlon to Grupo Condumex for U.S.$3 million.

     Historically, the sale of PICs received in the concession restructurings was an important source of liquidity. As of December 31, 2001, however, we had sold all of the PICs received in the concession restructurings. In 2000, we sold an aggregate of UDI 770 million in principal amount of PICs (Ps.2,475 million at December 31, 2002) at a weighted average discount of 7.22% of their face amount. The sale of PICs in 2000 yielded aggregate proceeds of Ps.3,405 million (nominal). We utilized a substantial portion of the proceeds to reduce our debt.

     We historically financed our construction operations primarily through advances from customers. In the early to mid 1990s, however, as we increasingly were required to invest in our own construction projects, such as highway concessions, we substantially increased our capital. Accordingly, in April 1992 we raised approximately U.S.$460 million through an initial public offering of equity and in the first quarter of 1994 we completed an offering of U.S.$475 million of 5% convertible subordinated debentures due 2004. As financing opportunities in the international capital markets diminished, we obtained capital from borrowings from Mexican banks.

     We have been required increasingly to arrange construction-phase financing for the construction projects. This has typically been done through short-term bank financing or the issuance of commercial paper or medium-term notes. As these construction projects near completion, we typically seek to arrange longer-term financing to repay the short-term borrowings, either through the issuance of our own long-term debt or through the securitization of revenues from these projects.

     Historically our clients have required us to issue bonds to secure, among other things, bids, advance payments and performance. In recent years, our clients have been increasingly requiring letters of credit and other forms of guarantees to secure such bids, advance payments and performance. We are currently in contact with issuers of letters of credit, but we cannot guarantee that we will be able to obtain all of the letters of credit required for our normal operations.

     Since December 1994, our ability to arrange financing for the construction of infrastructure facilities, both domestically and in the international capital markets, has been limited. We believe that the scarcity of financing further reduced the volume of infrastructure work performed from 1995 through 2002 when compared to that performed in prior years. Nevertheless, we obtained financing in 1996 from the Inter-American Development Bank, or the IDB, and the Export-Import Bank for a portion of the construction costs of the Samalayuca II thermoelectric plant. In 1998, our consortium partners obtained U.S.$381 million of financing for the Cantarell nitrogen plant from the Export-Import Bank of Japan. In addition, in 1998 we obtained financing from the IFC for a portion of the construction costs of the Punta Langosta cruise ship terminal, and in September 1999, we entered into a U.S.$70 million loan agreement with the IFC for the construction of the Corredor Sur highway concession. In March 2003, a consortium in which two of our subsidiaries hold a 61% interest, entered into a U.S.$90 million bridge credit facility with WestLB AG for the financing of a portion of the El Cajon hydroelectric project. For more information about the El Cajon project, see “Item 4. Information on the Company—Business Overview—Description of Business Segments—Civil Construction.” See “Item 3. Key Information—Risk Factors—The consortium that was awarded the El Cajon project is seeking to cure non-financial defaults under the U.S.$90 million bridge credit facility.”

     In recent years, our resources from operating activities and liquidity have also been adversely affected by a substantial increase in our average collection period on accounts receivable. Our average collection period on accounts receivable increased from 71 days in 1998 to 86 days as of the first quarter of 2003, primarily due to our clients’ inability to make timely payments as a result of Latin America’s general economic instability and the overall reduction in spending by certain Mexican government agencies.

     In January 2001, we initiated legal proceedings against the Ministry of Communications and Transportation (the Secretaria de Comunicaciones y Transportes) seeking payment for work performed on eight highway projects. We estimate that value of the work done on the projects was approximately U.S.$13 million. A judgment in our favor in the amount of U.S.$13 million plus interest was rendered by the trial court level and was confirmed by the court of appeals. The precise amount of interest due to us as part of the award is still being calculated by the court. There can be no assurance as to the timing of when we will receive the award.

     In February 2001, we initiated legal proceedings against the Mexican Racetrack Administrator (the Administradora Mexicana de Hipodromo) seeking payment for work performed. We have sued for total payment of U.S.$17.7 million, including U.S.$10 million for the value of the work, plus damages caused as a result of the delayed payment. On May 27, 2003, we reached an agreement with the Mexican Racetrack Administrator, ratified by the court, pursuant to which we received from the Mexican Racetrack Administrator a payment in an amount equivalent to U.S.$10 million.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

     Management of our business is vested in our board of directors. Our by-laws provide that the board of directors will consist of the number of directors and alternate directors elected by our shareholders at the annual ordinary general meeting, each of whom is elected for a term of one year. Our current board of directors was elected in April of 2003. Alternate directors are authorized to serve on the board of directors in place of directors who are unable to attend meetings or otherwise participate in the activities of the board of directors. The President of the board of directors must be a Mexican national. We offer no service contracts for our directors providing benefits upon termination of employment. The board of directors currently consists of 17 members, of which half are outside directors. They are as follows:

		Years as
Name	Position	Director	Age

Bernardo Quintana I.	President	25	61
Jorge Borja Navarrete	Director	17	60
Jose Luis Guerrero Alvarez	Director	13	59
Roberto Hernandez Ramirez	Director	11	61
Lorenzo H. Zambrano Treviño	Director	11	59
Sergio F. Montaño Leon	Director	11	55
Emilio Carrillo Gamboa	Director	7	65
Alberto Escofet Artigas	Director	7	69
Ernesto Marcos Giacoman	Director	7	58
Saturnino Suarez Reynoso	Director	6	54
Luis Fernando Zarate Rocha	Director	5	59
Carlos Abedrop Davila	Director	4	83
Bernardo Sepulveda Amor	Director	4	61
Jorge Aguirre Quintana	Director	4	55
Javier Ramirez Otero	Director	3	61
Juan Claudio Salles Manuel	Director	0	66
Jose Vicente Corta Fernandez	Director	0	38

     Listed below are the names, responsibilities and prior business of our directors and senior management:

     Bernardo Quintana I. has been a member of our board of directors since 1978. Mr. Quintana has been our President since December 1994. Previously, Mr. Quintana was the Director of Investments for Banco del Atlantico, Vice President of ICA Tourism and Urban Development and our Executive Vice President. Mr. Quintana is currently a board member of several Mexican companies including Grupo Carso, Cementos Mexicanos and Telmex. Mr. Quintana is also a member of Mexico’s National Counsel of Businessmen, the board of trustees of the Universidad Nacional Autonoma de Mexico and Fundacion ICA. Mr. Quintana holds a degree in civil engineering from the Universidad Nacional Autonoma de Mexico and an MBA from the University of California at Los Angeles.

     Jorge Borja Navarrete has been a member of our board of directors since 1986. Mr. Borja is our Executive Vice President in charge of overseeing ICA Fluor Daniel, our Industrial Construction segment and Alsur, our grain and general merchandise warehouse operator. Mr. Borja has been with our company over 35 years. Mr. Borja holds a civil engineering degree from the Universidad Nacional Autonoma de Mexico and an MBA from the University of California at Los Angeles.

     Jose Luis Guerrero Alvarez has been a member of our board of directors since 1990. Mr. Guerrero is our Executive Vice President and Chief Financial Officer. For the past 24 years Mr. Guerrero has held various positions in our finance, administrative, divestment, real estate, manufacturing and business development areas. Before joining us, Mr. Guerrero was the Planning Director at Combinado Industrial Sahagun, the Technical Director at Roca Fosforica Mexicana and held various other positions in Mexico and abroad. Mr. Guerrero is currently a board member at the Club Universidad Nacional, A.C. Mr. Guerrero holds an M.S. and a Ph.D. in Materials Engineering from the University of Illinois at Urbana-Champaign.

     Roberto Hernandez Ramirez has been a member of our board of directors since 1992. Mr. Hernandez was the cofounder of Acciones y Valores de Mexico and is the Chairman of the board of Banco Nacional de Mexico. Mr. Hernandez is currently a board member at Grupo Televisa, Grupo Modelo, Muenchener de Mexico, Citigroup and Grupo Maseca. Mr. Hernandez holds a B.A. in business administration from Universidad Iberoamericana in Mexico City.

     Lorenzo H. Zambrano Treviño has been a member of our board of directors since 1992. Mr. Zambrano is the Chairman of the board and Chief Executive Officer at CEMEX, S.A. de C.V. Mr. Zambrano is currently a board member of FEMSA, Alfa, Cydsa, Vitro and Televisa. Mr. Zambrano holds a B.S. in mechanical and industrial engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey and an M.B.A. from Stanford University.

     Sergio F. Montaño Leon has been a member of our board of directors since 1992, and is currently our Executive Vice President in charge of overseeing administration. Mr. Montaño has been with us since 1972, and has worked in the administrative and finance areas. Previously, Mr. Montaño worked at various Mexican companies, including Trebol and Cerveceria Moctezuma, S.A. where he held different administrative positions. Mr. Montaño holds a bachelor’s degree in public accounting from the Universidad Nacional Autonoma de Mexico.

     Emilio Carrillo Gamboa has been a member of our board of directors since 1996. Mr. Carrillo served as the President of Telmex from 1975-1987, and as Mexico’s ambassador to Canada from 1987-1989. Mr. Carrillo is presently a senior partner of Bufete Carrillo Gamboa, and is a member of the board of directors at Apasco, where he is chairman of the board, Grupo Modelo, Kimberly Clark de Mexico and San Luis Corporation. Mr. Carrillo holds a law degree from the Universidad Nacional Autonoma de Mexico, and continued his legal education at Georgetown University Law Center.

     Alberto Escofet Artigas has been a member of our board of directors since 1996. Mr. Escofet has been Chief Executive Officer of Alesco Consultores, S.A. de C.V. since 1991. Previously, Mr. Escofet served as Mexico’s Undersecretary of Energy and Undersecretary of Mines and Industry in the Ministry of Energy. Mr. Escofet has also been the Chief Executive Officer of Uranio Mexicano, Compañia de Luz y Fuerza del Centro and Comision Federal de Electricidad. Mr. Escofet is a member of the board of directors of several Mexican companies including Sulzer Mexico and Sistemas Automotrices y de Potencia. Mr. Escofet holds a B.S. in mechanical and industrial engineering from the Universidad Nacional Autonoma de Mexico.

     Ernesto Marcos Giacoman has been a member of our board of directors since 1996. Mr. Marcos is the Senior Partner at Marcos y Asociados, a Mexican consulting firm. Mr. Marcos served as the Chief Financial Officer of Pemex between 1989 and 1994, as the President of Mexico’s development bank, Nacional Financiera, between 1986 and 1989 and as the Undersecretary for State Owned Industry at Mexico’s Ministry of Industry between 1982 and 1983. Mr. Marcos has served on the board of directors of Fina Oil and Chemical Company, Repsol, Cemex, S.A. de C.V. and Grupo Financiero Bancomer, among others. Mr. Marcos holds a Ph.D. in economics from the University of Notre Dame.

     Saturnino Suarez Reynoso has been a member of our board of directors since 1997. Mr. Suarez oversees the Infrastructure Operations segment, the Corredor Sur highway concession in Panama and the Cabo del Sol tourism real estate development in Los Cabos, Baja California Sur. Mr. Suarez holds a B.S. in civil engineering from the Universidad Iberoamericana in Mexico City and an M.S. in project management from the Massachusetts Institute of Technology.

     Luis Fernando Zarate Rocha has been a member of our board of directors since 1997. Mr. Zarate oversees the Housing sector and is in charge of the operations of SETA, our airport concession, and overseas business development. Mr. Zarate has been with our company for over 35 years and has worked on various heavy construction projects, in infrastructure projects and in our business development department. Mr. Zarate is also a member of the board of directors of Fundacion ICA. Mr. Zarate holds a B.S. in civil engineering from Universidad Nacional Autonoma de Mexico, where he has been a professor of engineering since 1978.

     Carlos Abedrop Davila has been a member of our board of directors since 1999. Mr. Abedrop served as President and member of the board of directors of Banco del Atlantico from 1964 to 1982. Mr. Abedrop has served as President of the Camara Nacional de Comercio de la Ciudad de Mexico, the Asociacion de Banqueros de Mexico and the Fundacion Mexicana para la Salud. Mr. Abedrop holds a bachelor’s degree in economics from the Universidad Nacional Autonoma de Mexico.

     Bernardo Sepulveda Amor has been a member of our board of directors since 1998. Mr. Sepulveda is our General Counsel. Mr. Sepulveda served as Mexico’s Secretary of Foreign Relations between 1982 and 1988, as Mexico’s Ambassador to the United States of America in 1982, and as Mexico’s Ambassador to the United Kingdom between 1989 and 1993. Concurrently he was Mexico’s Ambassador to Ireland. Mr. Sepulveda has been a professor of public international law at the Colegio de Mexico since 1967. He was awarded the Principe de Asturias prize and is a member of the International Law Commission of the United Nations. In addition to his present responsibilities, in 2003, Mr. Sepulveda has been appointed as the ad-hoc judge of the International Court of Justice. Mr. Sepulveda holds a law degree from the Universidad Nacional Autonoma de Mexico and an L.L.M. from Cambridge University.

     Jorge Aguirre Quintana has been a member of our board of directors since 2001. Mr. Aguirre is our Vice President in charge of overseeing civil construction. Previously Mr. Aguirre was the project director on the Cantarell nitrogen project and the construction director in our Industrial Construction segment. Mr. Aguirre holds a civil engineering degree from the Universidad Nacional Autonoma de Mexico.

     Javier Ramirez Otero has been a member of our board of directors since 2001. Mr. Ramirez has worked in various civil engineering projects throughout Mexico, with an emphasis on hydraulic, hydroelectric and potable water related projects. Since 1991, Mr. Ramirez has overseen the civil engineering department at Telefonos de Mexico, Mexico’s national telephone company. Mr. Ramirez holds a B.S. in civil engineering from the Universidad Nacional Autonoma de Mexico.

     Juan Claudio Salles Manuel has been a member of our board of directors since April of 2003. Mr. Salles is a founding partner of the Salles Sainz – Grant Thornton, S.C., which specializes in financial consulting and financial statements auditing. Prior to working at Salles – Sainz Grant Thornton, Mr. Salles was a partner at Ruiz Urquiza y Cia, S.C. Mr. Salles is currently a member of the Mexican Institute of Public Accountants, and had previously served as the President of its national executive committee. Mr. Salles is also the President of the Mexican Academy of Integral Performance Audit (Academia Mexicana de Auditoria Integral al Desempeño). Previously, Mr. Salles was also a member of the executive committee of the International Federation of Accountants. Mr. Salles holds a bachelor’s degree in public accounting from the Universidad Nacional Autonoma de Mexico, where he has been a professor since 1962.

     Jose Vicente Corta Fernandez has been a member of our board of directors since April of 2003. Mr. Corta is currently a partner in the law firm White & Case LLP. Mr. Corta has served as the president of the National Commission for the Retirement Savings System and as the chief executive officer of the Institute for the Protection of Bank Savings, commonly referred to in Mexico as the IPAB. Mr. Corta also served as the director of Legal Proceedings department at the Mexican Ministry of Finance and Public Credit. Mr. Corta has served on the board of directors of the Mexican National Banking and Securities Commission, the National Commission for the Retirement Savings System, the National Insurance and Bonds Commission, the Mexican Postal Service, the Council for the National Savings, CINTRA, the National Institute of the Workers’ Housing Fund, and IXE Financial Group, among others. Mr. Corta also worked for prominent Mexican law firms in private practice from 1983 to 1991. Mr. Corta holds a law degree from the Universidad Iberoamericana and an L.L.M. from the University of Warwick, England.

Executive Officers

     Our executive officers currently are as follows:

		Years as
		Executive
Name	Current Position	Officer

Bernardo Quintana I.	President	25
Jorge Borja Navarrete	Executive Vice President, Industrial Construction	17
Jose Luis Guerrero Alvarez	Executive Vice President, Finance	13
Sergio F. Montaño Leon	Executive Vice President, Administration	13
Saturnino Suarez Reynoso	Vice President, Infrastructure Operations	8
Luis Fernando Zarate Rocha	Vice President, Housing and SETA	8
Bernardo Sepulveda Amor	General Counsel	6
Jorge Aguirre Quintana	Vice President, Civil Construction	4

COMPENSATION

     For the year ended December 31, 2002, the aggregate compensation of our directors and executive officers paid or accrued in that year for services in all capacities was approximately Ps.66.8 million. Historically, board members were awarded a “Centenario,” which is equivalent to an ounce of gold, for attendance at each board meeting (four times a year) and at certain committee meetings. Our current policy is to award board members and Executive Committee members a Centenario for each board meeting or Executive Committee meeting attended. In 2003, each member of the board of directors and the Executive Committee received a Centenario for each meeting attended. In addition, those members of the board of directors who are not part of our management and are not employed by us received an additional Ps. 20,000 for each board meeting attended.

     Members of management currently become eligible for bonuses generally after five years of service. Cash performance bonuses are paid to eligible members of management by the subsidiaries that employ them. Since 1992 the performance-based bonus has been taxable to the recipient and deductible for our tax purposes.

     The Compensation Committee recommends the amount of the performance-based bonuses to the board of directors. We have adopted the following policy regarding the calculation of the performance bonus:

•	in years in which income is 6% or less of net worth, no bonuses will be paid,

•	in years in which income is greater than 6% of net worth, up to 25% of the amount by which income exceeds 6% of net worth may be paid as bonuses.

     Income for these purposes means income from all sources (including extraordinary items) before income taxes, employees’ statutory profit sharing and the bonus itself. Net worth for these purposes is our net worth as at the end of the year for which the bonus is being calculated, without giving effect to that bonus. This formula is subject to change by the board of directors, provided that all outside directors approves any such change.

     A substantial portion of the shares beneficially owned by our directors and executive officers, along with other shares owned by our management, are owned through a trust, which we refer to as the Management Trust. The Management Trust is supervised by a technical committee, referred to as the Technical Committee, which consists of members of our board of directors. The Technical Committee has broad discretionary authority over the corpus of this trust, including voting power over the shares contained therein and the conditions governing withdrawal of such shares. The Technical Committee is authorized to modify the terms of the Management Trust.

     Bonuses are paid into the Management Trust and may be used by the Technical Committee to purchase, for the account of the bonus recipient, shares. All dividends paid with respect to shares in the Management Trust are also deposited in the Management Trust. Cash dividends are, at the discretion of the Technical Committee, distributed to participants in the Management Trust or used to purchase, for the benefit of the participants, shares at prevailing market prices. Upon leaving us, participants in the Management Trust are entitled to receive the shares representing such participant’s interest in periodic installments. The Management Trust may, but is not required to, purchase the shares constituting such installments. All dividends received with respect to the shares owned by any former employee are paid to such former employee.

     As described above, members of management that leave us are entitled to receive, in annual installments, the shares credited to their accounts in the Management Trust. Certain exceptions may be made to these rules from time to time to permit employees leaving us to receive their shares on an accelerated basis.

Options to Purchase Securities from Registrant or Subsidiaries

     On March 31, 2000 we adopted a stock option plan pursuant to which members of management will be granted stock options annually. None of the personnel covered under the stock option plan are residents or citizens of the United States. The number of options granted to any individual is based on a percentage of that person’s annual base salary. Under the stock option plan, options vest over a three-

year period beginning on the one-year anniversary of the grant date and are exercisable until the seventh anniversary of the grant date. The exercise price of each option is equal to the closing price of the shares on the trading day prior to the grant, as announced by the Mexican Stock Exchange. Members of management may exercise their options at any time after vesting. The options are not transferable and may be exercised until six months after such person leaves us. We expect that the options issued in any year will not exceed 1.5% of our outstanding capital stock.

     Set forth below are the number of ordinary shares, the exercise price, the grant date and the expiration date of all options outstanding:

Option Grant Date	Number of Shares	Exercise Price	Expiration Date

April 24, 2000	9,273,163	Ps. 3.75	April 23, 2007
April 23, 2001	9,323,417	Ps. 3.75	April 23, 2008
May 7, 2002	8,087,866	Ps. 3.88	May 7, 2009
April 29, 2003	7,663,084	Ps. 3.75	April 29, 2010

     The options included herein are entirely held by our officers and directors.

     There were 3,076,407 forfeited options in 2002, 5,345,821 forfeited options in 2001 and 743,966 forfeited options in 2000 at a weighted average exercise price of Ps.3.78, Ps.3.75 and Ps.3.75, respectively. There were 17,518,252 options outstanding at December 31, 2002, with a weighted average exercise price of Ps.3.80 and a weighted average contractual life of 5.5 years.

     Under Mexican GAAP, the granting of these options has no effect on our results of operations, cash flow or financial condition. Under U.S. GAAP, the granting of these options may give rise to future non-cash compensation expenses. We expect that the amount of non-cash compensation expense arising in future periods under U.S. GAAP from the granting of these options (or options that may be granted in the future with exercise prices below the then fair market value of the shares, which we are actively considering) may be significant.

     Our management believes that this measure is necessary to retain qualified personnel and attract new members of management as needed. The performance-based bonus plan was not affected by the stock option plan.

BOARD PRACTICES

Executive Committee

     Our by-laws provide that the Executive Committee of the board of directors may generally exercise the powers of the full board of directors. The Executive Committee is elected from among the directors by the shareholders. Currently, the Executive Committee is composed of: Bernardo Quintana I., Jorge Borja Navarrete, Jose Luis Guerrero Alvarez, Sergio Montaño Leon, Bernardo Sepulveda Amor, Saturnino Suarez Reynoso, Luis Fernando Zarate Rocha, Jorge Aguirre Quintana, Emilio Carrillo Gamboa, Ernesto Marcos Giacoman and Javier Ramirez Otero. Luis Carlos Romandia Garcia is the Executive Committee’s secretary.

Compensation Committee

     The Compensation Committee is responsible for reviewing and advising the board of directors with respect to management compensation (including bonus arrangements). The members of the Compensation Committee are Jorge Borja Navarrete, Bernardo Sepulveda Amor, Jose Luis Guerrero Alvarez, Sergio F. Montaño Leon, Saturnino Suarez Reynoso, Luis Fernando Zarate Rocha and Jorge Aguirre Quintana. Luis Carlos Romandia Garcia is the Compensation Committee’s secretary.

Management Council

     The Management Council is responsible for reviewing the operations of our subsidiaries and affiliates, and for informing the Executive Committee about such operations. The Management Council, consists of the following members of the board of directors: Bernardo Quintana I., Jorge Borja Navarrete, Jose Luis Guerrero Alvarez, Sergio F. Montaño Leon, Bernardo Sepulveda Amor, Saturnino Suarez Reynoso, Luis Fernando Zarate Rocha and Jorge Aguirre Quintana. Luis Carlos Romandia Garcia is the Management Council’s secretary.

Audit Committee

     On April 19, 2002, at an extraordinary shareholders meeting, our shareholders approved a proposal to modify our bylaws to comply with amendments that have been made to the Securities Markets Law (Ley de Mercado de Valores) and the Securities and Banking Commission Law (Ley de Commisión Nacional Bancaria y de Valores) in 2001. Our bylaws require that at least 25% of our directors are independent, establish internal control mechanisms and establish committees that verify the quality of information available to our shareholders.

     We have also established an Audit Committee, which consists of four members of our board of directors, who are appointed by our board of directors. Presently, the Audit Committee consists of Dr. Ernesto Marcos Giacoman, the president of the audit committee, Emilio Carrillo Gamboa, Jose Vicente Corta Fernandez, and Juan Claudio Salles Manuel. The Audit Committee’s duties and obligations are determined in accordance with the applicable Mexican laws and regulations, the laws of the countries in which we operate or in which we have conducted securities offerings, as well as in accordance with the standard industry practice. We intend to fully comply with the requirements of the Sarbanes-Oxley Act of 2002 and the rules issued thereunder by the U.S. Securities and Exchange Commission with respect to the composition and functions of the Audit Committee within the timeframe provided. For a more detailed explanation to the changes in our bylaws, see “Item 10. Additional Information—Bylaws—Corporate Governance.”

Statutory Auditor

     We must have at least one statutory auditor, who is elected by our shareholders at the annual ordinary general meeting. The statutory auditor reports to our shareholders at our annual shareholders’ meeting regarding the accuracy of the financial information presented to our shareholders by the board of directors and generally monitors our affairs. The statutory auditor is also authorized to call ordinary or extraordinary shareholders’ meetings, place items on the agenda of shareholders’ meetings and board of directors’ meetings and attend shareholders’ and board of directors’ meetings. The statutory auditor receives monthly reports from the board of directors regarding material aspects of our affairs, including our financial condition. The current statutory auditor is Joaquin Gomez Alvarez and the alternate statutory auditor position is Arturo Garcia Chavez.

EMPLOYEES

     As of December 31, 2002, we employed of 9,604 people, approximately 41% of whom were permanent employees. As of December 31, 2001, we employed 11,490 people approximately 39% of whom were permanent employees. The number of temporary employees employed by us varies significantly and is largely dependent on the level of our construction activities.

     In May 2001, we announced a plan to reduce our workforce by approximately 20%, or 5,000 employees, including administrative employees, engineers, and other technical workers. This personnel reduction is part of our effort to reduce costs in light of our decreased revenue and Mexico’s continued economic slowdown. In 2002, we reduced our workforce by 1,886 employees in accordance with this plan.

     In Mexico, all of our employees, other than managerial and certain administrative employees, are currently affiliated with labor unions. Labor relations in each facility in Mexico are governed by a separate collective bargaining agreement, executed between our relevant subsidiary and a union selected by the employees of the relevant facility. Wages are renegotiated every year while other terms are renegotiated every two years. Labor relations for each construction project are governed by a separate collective bargaining agreement, which is coterminous with the project. Such agreements are reviewed once per year if the duration of the project so permits. Although from time to time we have faced strikes at particular facilities or construction sites, we have never had a strike that materially affected our overall operations in Mexico. We believe that we have good relations with our employees.

SHARE OWNERSHIP

     As of December 31, 2002, Mr. Quintana and members of his immediate family may be deemed to have beneficial ownership of 88,647,200 or 14.26% of the shares outstanding. None of our directors or executive officers (other than Mr. Quintana) is the beneficial owner of more than 1% of any class of capital stock, other than through the management trust described in “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

     The following table sets forth certain information regarding the ownership of outstanding shares as of December 31, 2002.

Identity of Person or Group	Amount Owned	Percentage(1)

Management Trust	99,244,011	16.0%
Bernardo Quintana I.(2)	88,647,200	14.2
Fundacion Trust	51,760,136	8.3
Employee Trust	2,867,158	0.5
Foreign Employee Trust(3)	772,008	0.1

(1)	Percentages are based on 621,561,433 shares outstanding as of December 31, 2002.

(2)	Reflects shares owned directly and not through the Management Trust.

(3)	Held in the form of 128,668 ADSs.

     Our directors and executive officers, as a group, beneficially owned approximately 187,891,211 shares (30.2% of the shares outstanding) as of December 31, 2002. A substantial portion of the shares beneficially owned by our directors and executive officers, along with other shares owned by our management (collectively, approximately 16% of the shares outstanding), are owned through a trust, referred to as the Management Trust. The technical committee of the Management Trust, which consists of members of our board of directors, has broad discretionary authority over the corpus of this trust, including voting power over the shares contained therein and the conditions governing withdrawal of such shares. The technical committee is authorized to modify the terms of the Management Trust. The technical committee, in its discretion, is authorized to distribute bonuses to participants in the form of cash and permit our current employees to withdraw shares held in the Management Trust. The technical committee generally has discretion over the sale of shares withdrawn from the Management Trust and generally has sought to conduct such sales in a manner that minimizes any adverse effect on the market price of the shares. Whenever an employee belonging to the Management trust retires, his or her shares are released from the Management Trust so that such employee may dispose of his or her shares as he or she wishes.

     Members of the board of directors also have voting power over the shares placed in a trust, which we refer to as the Employee Trust, originally established in 1959, for the benefit of certain other of our employees that are not members of management.

     In 1992, members of management donated 10% of their then-owned shares to Fundacion ICA, a non-profit organization formed to fund research and education activities in Mexico. In addition, certain former members of management donated 20% of their shares to Fundacion ICA. Fundacion ICA’s shares are held by a trust, which we refer to as the Fundacion Trust. A majority of the technical committee of this trust is independent from us, although any disposition of the shares held by the Fundacion Trust requires the approval of more than a simple majority of such technical committee and, therefore, may require approval of our representatives on this committee. Under the terms of the Fundacion Trust, the shares held by Fundacion ICA, which currently represent approximately 8.3% of the shares outstanding, are required to be voted in the manner specified by a majority of the technical committee.

     As of December 31, 2002, the Management Trust and the Employee Trust held approximately 16% and 0.5%, respectively, of the shares. Our directors and executive officers collectively also held approximately 14.2% of the shares outside the Management Trust as of December 31, 2002. Accordingly, our senior management has voting power over approximately 30.7% of the shares. In addition, management will influence the voting of the shares held in the Fundacion Trust, since two of the five members of the Fundacion Trust’s technical committee are our representatives.

     In April 1992, management created a trust, which we refer to as the Foreign Employee Trust, for the benefit of certain other of our employees. The purpose of the Foreign Employee Trust is to provide incentives to retain skilled personnel employed by subsidiaries located outside Mexico. As of December 31, 2002, the Foreign Employee Trust held approximately 0.1% of the shares for the benefit of such foreign employees.

RELATED PARTY TRANSACTIONS

     In March 2003, a consortium in which two of our subsidiaries hold a 61% interest was awarded the El Cajon hydroelectric project. Pursuant to the terms of the El Cajon contract, the consortium was required to execute the contract within 20 days of being awarded the project. The consortium was also required to begin work on the project the day after it executed the contract, and was required to post a U.S.$10 million performance bond for the benefit of CFE. Additionally, under the terms of the U.S.$90 million bridge credit facility for the financing of the first portion of the project’s construction costs, the consortium was required to post a U.S.$26 million letter of credit.

     The consortium was unable to obtain the required performance bonds or letters of credit within the timeframe required by the contracts. Consequently, as a temporary measure, Mr. Quintana, our President and Chief Executive Officer, and his family guaranteed U.S.$15 million out of U.S.$22 million (61% of the total amount) required for the El Cajon project. The El Cajon related transactions were reviewed by the Audit Committee and were authorized by the Executive Committee and our board of directors.

     In return, Mr. Quintana and his family received an annual fee equal to 2% of the guaranteed amount. We have executed an agreement with Mr. Quintana and his family pursuant to which we will substitute the guarantees provided by Mr. Quintana and his family with our own corporate guarantees. We intend to sell 60% of our stake in SETA, subject to certain conditions, to Mr. Quintana and his family and use the proceeds from the sale to substitute Mr. Quintana’s and his family’s guarantees. As a result of the sale, we intend to jointly manage our participation in SETA with Mr. Quintana and his family. We are currently in the process of receiving a fairness opinion regarding the potential terms of this transaction, which we expect to present for review by the Audit Committee and approval by the Executive Committee and our shareholders. For information about the El Cajon project, see “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—The El Cajon hydroelectric project may further constrain our liquidity.”

     In December 2000, we loaned SETA Ps.166 million, with a maturity in 2014 and payable annually beginning in September of 2004, with an annual interest of LIBOR plus 4.5% towards the purchase of 15% of voting stock in Grupo Aeroportuario del Centro Norte, S.A. de C.V., which has a 50-year concession to operate and manage airports in various regions of Mexico. For a more detailed description of this transaction, see note 23 to our financial statements.

     For a description of other related party transactions, see note 23 of our financial statements.

Item 8. Financial Information

     See “Item 18. Financial Statements” beginning on page F-1.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

Legal Proceedings

Malla Vial

     In 1997, we were contracted by the Institute for Urban Development, or IDU, (the Instituto de Desarrollo Urbano) an agency of the municipal government of Bogota, Colombia in charge of public works projects, to rebuild certain portions of the Malla Vial street network in Bogota.

     On November 30, 2000, an arbitration tribunal in Bogota, Colombia resolved an arbitration proceeding concerning the interpretation of the contract for the refurbishment of the Malla Vial street network. The arbitration tribunal found the IDU responsible for damages caused to us, derived from unforeseen and unforeseeable events not imputed to us in our performance of the contract that resulted in the disruption of the economic balance of the contract. The arbitration tribunal ordered that the IDU reimburse us for our respective costs. The arbitration tribunal also required that the IDU pay us for profit expected to be earned during the months of January to May 1999, plus interest.

     In its award, the arbitration tribunal offset the claims of the parties and found that the IDU owed us a net amount of 24,216 billion Colombian pesos (approximately U.S.$8.4 million).

     On January 26, 2000, we initiated a second arbitration proceeding against the IDU for damages that resulted from the design changes and action taken by the IDU that made it impossible for us to continue working on the street network. We sought 22 billion Colombian pesos in damages (approximately U.S.$7.7 million). In March 2000, the IDU counter-claimed based on damages allegedly caused to the IDU as a result of the unavailability of the street network and the deterioration of a part of the street network.

     On April 29, 2002, the arbitration panel rendered its final decision on all claims. The arbitration panel offset the parties’ claims, and awarded the IDU a net amount of 5,092,642,293 Colombian pesos (approximately U.S.$1.8 million). The arbitration panel also ordered the parties to terminate their contractual relationship and determine whether any amounts were due on work performed by us which had been previously approved by the IDU.

     Pursuant to the arbitration panel’s decision, we requested that the IDU terminate the contract and determine any amounts that parties owed to each other. Instead, on May 23, 2002, the IDU issued a resolution, declaring that we failed to comply with the terms of the contract, that the contract had expired and that, as a result, we owed the IDU a guarantee payment and a monetary penalty totaling 11 billion Colombian pesos (approximately U.S.$4.8 million). On June 24, 2002, we filed an objection to the resolution. The mayor’s office of Bogota confirmed the IDU’s resolution.

     On September 24, 2002, we filed a suit against the IDU before the local tribunal in Cundinamarca, Colombia, seeking payment for the work performed, reimbursement for cost overruns, and termination of the contract. We seek damages in an amount of approximately U.S.$7.6 million. On

November 13, 2002, we amended our claim against the IDU to seek the nullification of the IDU’s declaration that our contract with the IDU expired and seeking additional monetary damages of U.S.$7.7 million since, as a result of the IDU’s actions, we are unable to enter into any new contracts with the Colombian governments for a period of five years. In response, the IDU presented a counterclaim for approximately U.S.$1.5 million.

     Additionally, we presented a complaint before the local tribunal in Cundinamarca, in which we asked the Cundinamarca tribunal to find that the IDU owes us payment for cost overruns and reimbursement for the damages that we suffered in the amount of 21 billion Colombian pesos (approximately U.S.$8 million).

     In December 2002, the IDU filed a lawsuit before the Cundinamarca tribunal against us and Federal Insurance Company, our surety in the project, seeking the execution of the performance bond. We filed a motion with the Cundinamarca tribunal to stay the proceedings, claiming that the Cundinamarca tribunal lacks jurisdiction over this matter. This motion is currently pending.

Caracas-La Guaira

     On October 25, 1999, Venezuela’s Ministry of Infrastructure initiated administrative proceedings against Aucoven in connection with the dispute concerning the Caracas-La Guaira highway concession. On July 31, 2000, Venezuela’s Ministry of Infrastructure determined that there were defects in the concession agreement and the administrative act by which it had awarded the bid to the consortium in which we participated. Venezuela’s Ministry of Infrastructure submitted the case to Venezuela’s Attorney General and Public Prosecutor requesting that the Venezuelan Supreme Court declare the concession agreement and the administrative act null and void. As of the date of this annual report, Venezuela’s Supreme Court has not reached a decision.

     On June 1, 2000, Aucoven initiated arbitration proceedings before ICSID in accordance with the concession agreement, seeking damages that we suffered as a result of the breach of the concession agreement. On January 16, 2001, the arbitration tribunal was constituted and proceedings began. The arbitration tribunal proceeded to review the merits of Aucoven’s claim and in October 2002 hearings took place in Washington, D.C.

     Aucoven also notified the Ministry of Infrastructure that it was terminating the concession agreement but, that in the spirit of good faith, it would continue to collect tolls and perform routine maintenance until all legal matters were settled by the ICSID arbitration. In August 2002, protests from a truckers’ union prevented Aucoven from collecting tolls and, fearing escalated violence, Aucoven handed over the offices and installations to the Venezuelan National Guard. The Ministry of Infrastructure claims that Aucoven abandoned the concession and notified Aucoven in October 2002 that Aucoven was in breach of the concession agreement. This issue is pending before the ICSID tribunal. The arbitration tribunal has not yet rendered a final award. There can be no assurance as to the results of this arbitration or as to the timing of when such arbitration may be resolved. For more information on this concession, see “Item 4. Information on the Company—Business Overview—Summary of Highway, Bridge and Tunnel Concessions—Caracas-La Guaira.”

Caracoles—Punta Negra Hydroelectric Project

     On March 9, 1997, the government of the Province of San Juan in Argentina awarded to the AES Caracoles -Panedile Argentina Consortium the concession for the construction, exploitation and maintenance of two hydroelectric plants, Caracoles and Punta Negra. The concession was subdivided into two sub-concessions: the operations concession, which was assumed by AES Caracoles, or AES, and the construction concession undertaken by Panedile Argentina. In 2001, CPC, our Argentine subsidiary, became Panedile Argentina’s partner in the construction concession.

     In December 2001, AES notified the government of the Province of San Juan that a force majeure event rendered it impossible for AES to continue to perform its obligations under the concession agreement, and it could no longer collect revenues that were used to pay for the costs of the construction concession. Consequently, we were forced to reduce the volume of our work and finance our construction activities. On June 11, 2002, Panedile Argentina and we suspended our construction activities, as we were no longer able to provide financing. The government of the Province of San Juan ordered us to continue working while it reviewed AES’ force majeure claim. As a result, we continued working on the project for six months without receiving payment for our work.

     On August 6, 2002, the government of the Province of San Juan rescinded the concession agreement alleging breach of contract. On September 13, 2002, an administrative panel nullified the government’s rescission of the concession contract.

     On November 1, 2002, the government of the Province of San Juan partially rescinded the construction portion of the concession, while providing AES, with more favorable terms. On November 18, 2002, we filed an administrative appeal that was subsequently denied. On May 19, 2003, we notified the Argentine Federal Government of our intention to begin a six-month mediation process, which is a prerequisite to the initiation of the international arbitration proceedings. If this matter is not resolved at the expiration of the mediation process, we intend to commence arbitration proceedings before the ICSID. There can be no assurance as to the results of the mediation process or any future arbitration. For more information on Caracoles—Punta Negra hydroelectric project, see “Item 4. Information on the Company—Business Overview—Description of Business Segments—CPC-Rodio.”

Corredor Sur

     The Corredor Sur highway concession contract provides that we will be compensated for our investment in part by retaining revenues derived from the operation of the highway and in part by developing and selling certain land and marine-fill areas that we will receive from the Panamanian government. As of December 31, 2002, we have received a total of 25.3 out of the 29.5 hectares of land called for in the concession agreement, and obtained 20 out of 35 hectares of landfill rights granted to us as part of the concession. We have repeatedly sought compensation from the Panamanian Ministry of Public Works for the remaining landfill rights, for work performed that goes beyond the original scope of the concession, and for the expenses that we incurred because of what we believe are the Panamanian Ministry of Public Works’ breaches of its contractual commitments. The Panamanian Ministry of Public Works agreed to resolve these disputes through arbitration in Panama, as is provided for in the concession agreement. We are currently working with the Panamanian Ministry of Public Works on selecting an arbitration panel and defining the scope of arbitration. There can be no assurance as to the results of this arbitration or as to the timing of when such arbitration may be resolved. For more information on the Corredor Sur highway concession, see “Item 4. Information on the Company—Business Overview—Summary of Highway, Bridge and Tunnel Concessions—Corredor Sur.”

San Juan Coliseum

     We have begun arbitration proceedings against the Puerto Rican Industrial, Tourist, Educational, Medical and Environmental Control Facilities Financing Authority (the Autoridad para el Financiamiento de Facilidades Industriales, Turisticas, Educativas, Medicas y de Control Ambiental de Puerto Rico, or AFICA). AFICA is the government entity in charge of the construction of the San Juan Coliseum, a sports arena in San Juan. Although we previously unilaterally withdrew from this arbitration, we reinstated the arbitration on December 20, 2001. We seek a payment of approximately U.S.$16.3 million for the value of the work performed, including contractor and subcontractor extended overhead payments, reimbursement for cost overruns caused by the client’s changes to the scope of work, and damages caused as a result of the delayed payment. The proceedings are ongoing. The construction of the project is continuing during the arbitration process. There can be no assurance as to the results of this arbitration or as to the timing of when such arbitration may be resolved.

Midwest Steel

     In August of 2002, Midwest Steel, a subcontractor hired to install the metal structure for the roof of the San Juan Coliseum submitted to us several claims for cost overruns totaling approximately U.S.$2.65 million. Midwest also filed a claim with Federal Insurance Company, our surety, requesting payment. On September 5, 2002, we attempted to reach a settlement with Midwest, but our negotiations were inconclusive. We have agreed to mediate our claims with Midwest Steel and the proceedings are scheduled to begin at the end of June 2003. There can be no assurance as to the results of this mediation, or as to the timing of when such mediation may be resolved.

Administrative Proceedings

Mexican National Banking and Securities Commission

     On January 17, 2003, the Mexican National Banking and Securities Commission issued a report based on their review of our financial statements for 2001. We were granted a hearing before the Mexican National Banking and Securities Commission to discuss the report’s findings. In its report, the Mexican National Banking and Securities Commission alleged that our 2001 financial statement’s general use of Statement of Financial Accounting Standards No. 71 “Accounting for the Effects of Certain Types of Regulation,” or SFAS 71, and our valuation of the Acapulco tunnel did not comply with Mexican GAAP. We attended the hearing before the Mexican National Banking and Securities Commission and filed a response with the Commission contesting all of the Commission’s allegations. In preparing our answer, we worked together with our external auditors, Deloitte & Touche and supported our position with an opinion from Mancera Ernst & Young, which coincided with our position and that of Deloitte & Touche. There can be no assurance that the Mexican National Banking and Securities Commission will agree with our response or as to the outcome of the Mexican National Banking and Securities Commission’s investigation of our financial statements.

     On January 27, 2003, we received a notification from the Mexican National Banking and Securities Commission requesting additional information regarding our 10-year secured credit agreement with Grupo Financiero Inbursa. Pursuant to this request, we provided the Mexican National Banking and Securities Commission with information regarding the meetings held to discuss and authorize entering into the credit agreement. There can be no assurance as to the outcome of the Mexican National Banking and Securities Commission’s investigation into this matter.

     Neither we nor any of our subsidiaries is engaged in any additional material litigation or arbitration and no additional material litigation or claim is known to us to be pending or threatened against us or our subsidiaries or any of our or their assets.

Environmental Matters

     There are currently no material legal or administrative proceedings pending against us with respect to any environmental matter in Mexico or the United States.

DIVIDENDS

     The table below sets forth the dividends per share and ADS paid in each year indicated, in nominal Mexican pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates. We did not pay dividends in 2002, 2001 or in 2000.

	Pesos Per	U.S. Dollars	U.S. Dollars
Year Ended December 31,	Share	Per Share	Per ADS

1998	0.14	0.014	0.085
1999	0.25	0.026	0.158
2000	—	—	—
2001	—	—	—
2002	—	—	—

     The declaration, amount and payment of dividends are approved by the shareholders, upon the recommendation of the board of directors, and will depend upon our operating results, financial condition and capital requirements, and upon general business conditions. A number of our loan agreements contain covenants that restrict the ability of certain of our subsidiaries to make capital distributions to us and, accordingly, may affect our ability to pay dividends. See note 16 to our financial statements.

SIGNIFICANT CHANGES

     No significant change in our financial condition has occurred since the date of the most recent consolidated audited financial statements contained in this annual report.

Item 9. The Offer and Listing

TRADING

     Since April 9, 1992, our shares and the ADSs have been listed on the Mexican Stock Exchange and the NYSE, respectively. The ADSs have been issued by The Bank of New York as depositary. Each ADS represents six Ordinary Participation Certificates (each a “CPO”) issued by Banco Nacional de Mexico as the CPO trustee for a Mexican CPO trust. Each CPO represents an interest in one share held in the CPO trust. Since April 9, 1992, the ADSs also have been quoted on the Developing Markets Sector of the International Stock Exchange of the United Kingdom and The Republic of Ireland Ltd.

     We may be required to delist our ADSs from the NYSE if the price of our ADSs over a 30 trading-day period falls below $1.00. For more information on the possible delisting, see “Item 3. Key Information—Risk Factors—Risks Related to our ADSs—We may be required to delist our ADSs from the New York Stock Exchange.”

     The following table sets forth, for the five most recent full financial years, the annual high and low market prices for the ADSs on the New York Stock Exchange.

	Mexican Stock Exchange		New York Stock Exchange

	Pesos per Share		U.S. dollars per ADS

	High	Low	High	Low

1998	21.90	7.40	16.25	4.31
1999	11.86	3.83	7.75	2.31
2000	5.25	1.69	3.25	0.94
2001	4.75	1.70	2.98	1.00
2002	4.65	3.50	3.15	2.30

     The following table sets forth, for the periods indicated, the reported high and low sales prices for our shares on the Mexican Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange.

		Mexican Stock Exchange		New York Stock Exchange

		Pesos per Share		U.S. dollars per ADS

		High	Low	High	Low

2001
	First Quarter	4.75	1.70	2.98	1.00
	Second Quarter	4.30	2.75	2.87	1.77
	Third Quarter	4.15	2.23	2.78	1.50
	Fourth Quarter	4.20	2.38	2.74	1.50
2002
	First Quarter	4.65	3.50	3.15	2.30
	Second Quarter	4.19	2.25	2.78	1.50
	Third Quarter	2.70	0.89	1.52	0.50
	Fourth Quarter	1.90	1.14	1.02	0.55

     The following table sets forth, for the periods indicated, the reported high and low market prices for the ADSs on the New York Stock Exchange.

		Mexican Stock Exchange		New York Stock Exchange

		Pesos per Share		U.S. dollars per ADS

		High	Low	High	Low

2002
	December	1.90	1.38	1.05	0.77
2003
	January	1.83	1.35	1.10	0.75
	February	1.56	1.36	0.89	0.73
	March	2.19	1.30	1.23	0.73
	April	2.73	1.94	1.60	1.10
	May	2.69	2.30	1.72	1.37

     Our bylaws prohibit ownership of our shares by non-Mexican investors. At December 31, 2001, 21.1% of the CPOs were held by the depositary. At December 31, 2002, 21.1% of the outstanding shares were represented by ADSs, and such ADSs were held by 143 holders with registered addresses in the United States. At December 31, 2002, there were 621,561,433 shares outstanding.

     In June 1992 in accordance with rules established by the Mexican Banking and Securities Commission, we established a reserve in our stockholders’ equity account in the amount of Ps.50 million (nominal value) for the repurchase of shares. We increased our reserve for share repurchases in our stockholders’ equity account to Ps.150 million (nominal value) in April 1998, and to Ps.1.5 billion

(nominal value) in September 1998. We may repurchase our shares on the Mexican Stock Exchange at prevailing prices to the extent of funds remaining in this reserve account. Any shares so repurchased will not be deemed to be outstanding for purposes of calculating any quorum or voting at a shareholders’ meeting during the period in which we own such shares. As of December 31, 1999, 15,420,000 shares had been repurchased. There have not been any repurchases since 1999.

     Since March 1, 1994, our 5% convertible subordinated debentures due 2004 have been listed on the New York Stock Exchange. On September 30, 1998, we repurchased and canceled U.S.$100.5 million in principal amount of the 5% convertible subordinated debentures. In November 1998, we repurchased and canceled U.S.$34.9 million in principal amount of the 5% convertible subordinated debentures. In April 1999, we canceled U.S.$15 million in principal amount of the 5% convertible subordinated debentures that we had purchased in the previous year. In March 2001, we repurchased and cancelled U.S.$51 million in principal amount of the 5% convertible subordinated debentures. In 2002 we repurchased and cancelled U.S.$73.4 million in principal amount of the 5% convertible subordinated debentures. As of December 31, 2002, approximately U.S.$96.3 million in principal amount of our convertible subordinated debentures remained outstanding.

     The following table sets forth, for the periods indicated, the reported high and low sales prices for the debentures on the NYSE.

		Low	High

		(Percent of Principal Amount)
2001
	First Quarter	60	71
	Second Quarter	69	71
	Third Quarter	67	69
	Fourth Quarter	58	58
2002
	First Quarter	63	73
	Second Quarter	60	72
	Third Quarter	50	71
	Fourth Quarter	50	70

     It is not practicable for us to determine the portion of 5% convertible subordinated debentures beneficially owned by U.S. persons.

Trading on the Mexican Stock Exchange

     The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1894, it ceased operations in the early 1900s, and was reestablished in 1907. The Mexican Stock Exchange is organized as a corporation whose shares are held by brokerage firms. These firms are exclusively authorized to trade on the floor of the Exchange. Trading on the Mexican Stock Exchange takes place exclusively through an automated inter-dealer quotation system known as SENTRA, which is open between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, each business day. Trading is performed electronically and is continuous. Trades in securities listed on the Mexican Stock Exchange can, subject to certain requirements, also be effected off the Exchange. Due primarily to tax considerations, however, most transactions in listed Mexican securities are effected through the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility. The suspension procedures will not apply to shares that are directly or indirectly (through ADSs or CPOs) quoted on a stock exchange outside Mexico.

     Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even if by mutual agreement, is not permitted without the approval of the

Mexican Banking and Securities Commission. Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, S.A. de C.V., a privately-owned central securities depositary that acts as a clearing house, depositary, custodian and registrar for Mexican Stock Exchange transactions, eliminating the need for the physical transfer of shares.

     The Mexican Stock Exchange is one of Latin America’s largest exchanges in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets, and therefore subject to greater volatility.

     As of December 31, 2002, 169 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange with a market capitalization of U.S.$104.7 billion. In 2002, the ten most actively traded equity issues (excluding banks) represented approximately 69% of the total volume of equity issues traded on the Mexican Stock Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors. There is no formal over-the-counter market for securities in Mexico. The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.

Limitations Affecting ADS Holders

     Each share entitles the holder thereof to one vote at any of our shareholders’ meetings. Holders of CPOs are not entitled to vote the shares underlying such CPOs. Such voting rights are exercisable only by the CPO trustee, which is required to vote all such shares in the same manner as the holders of a majority of the shares that are not held in the CPO trust and that are voted at the relevant meeting.

     Whenever a shareholders’ meeting approves a change of corporate purpose, change of nationality or restructuring from one type of corporate form to another, any shareholder who has voted against such change or restructuring has the right to withdraw from us and receive an amount equal to the book value of its shares (in accordance with our latest balance sheet approved by the annual ordinary general meeting), provided such shareholder exercises its right to withdraw during the 15-day period following the meeting at which such change or restructuring was approved. Because the CPO trustee is required to vote the shares held in the CPO trust in the same manner as the holders of a majority of the shares that are not held in the CPO trust and that are voted at the relevant meeting, appraisal rights will not be available to holders of CPOs.

     Under Article 201 of the Mexican General Corporate Law, holders of at least 33% of our outstanding shares may have any resolution adopted by a shareholders’ meeting suspended by filing a complaint with a court of law within 15 days after the close of the meeting at which such action was taken by stating that the challenged action violates Mexican law or our corporate charter. To be entitled to relief, the holder (or the CPO trustee, in the case of CPO and ADS holders) must not have attended the meeting or, if such holder attended, must have voted against the challenged action. Such relief will not be available to holders of CPOs or ADSs.

Item 10. Additional Information

BYLAWS

     Set forth below is a brief summary of certain significant provisions of our bylaws and Mexican law. This description does not purport to be complete and is qualified by reference to our bylaws, which have been filed as an exhibit to this annual report. For a description of the provisions of our bylaws relating to our board of directors and statutory auditors, see “Item 6. Directors, Senior Management and Employees.”

Organization and Register

     We are a sociedad anonima de capital variable organized in Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles). We were registered in the Public Registry of Commerce of Mexico City on July 25, 1979, under folio number 8723.

Voting Rights

     Each share entitles the holder thereof to one vote at any meeting of our shareholders. Holders of CPOs are not entitled to vote the shares underlying such CPOs. Such voting rights are exercisable only by the CPO trustee, which is required to vote all such shares in the same manner as the holders of a majority of the shares that are not held in the CPO trust and that are voted at the relevant meeting. ADR holders are entitled only to the rights of CPO holders and thus are not entitled to exercise any voting rights with respect to the shares or to attend our stockholders’ meetings.

     Under Mexican Law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of such series but not rights of holders of shares or other series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by our board of directors or other party calling for shareholder action. A negative determination would be subject to judicial challenge by an affected shareholder, and the necessity for a class vote would ultimately be determined by a court. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Shareholders’ Meetings

     General shareholders’ meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican Companies Law, including, principally, amendments of the bylaws, liquidation, merger and transformation from one type of company to another. General meetings called to consider all other matters are ordinary meetings.

     An ordinary general meeting must be held during the four months following the end of each fiscal year to consider the approval of the report of our board of directors regarding our performance and our financial statements and that of certain of our subsidiaries for the preceding fiscal year, to elect directors and statutory auditors and to determine the allocation of the profits of the preceding year. At such ordinary general meeting, any shareholder or group of shareholders representing 10% or more of the outstanding shares has the right to appoint one regular and one alternate director and one regular and one alternate statutory auditor in addition to the directors and statutory auditor elected by the majority. The number of directors is established by the shareholders at each annual ordinary general meeting.

     The quorum for ordinary general meetings is 50% of the outstanding shares and action may be taken by a majority of the shares present. If a quorum is not present, a subsequent meeting may be called at which action may be taken by holders of a majority of the shares present regardless of the percentage of outstanding shares represented at such meeting. The quorum for extraordinary general meetings is 75% of the outstanding shares, but if a quorum is not present a subsequent meeting may be called. The quorum for each subsequent meeting is 50% of the outstanding shares. Action at any extraordinary general meeting may only be taken by holders of at least 50% of the outstanding shares.

     Shareholders’ meetings may be called by our board of directors or a statutory auditor and must be called by our board of directors or a statutory auditor upon the written request of holders of at least 33% of our outstanding share capital. In addition, our board of directors or a statutory auditor shall call a shareholders’ meeting at the written request of any shareholder if no shareholders’ meeting has been held for two consecutive years or if the shareholders’ meetings held during such period have not considered the preceding year’s board of director’s report and our financial statements and the distribution of profits or elected directors or a statutory auditor. Notice of meetings must be published in a major newspaper in Mexico City. Meetings must be held in Mexico City. A shareholder may be represented at a shareholders’ meeting by a proxy.

Dividend Rights

     At the annual ordinary general meeting, our board of directors submits to the shareholders for their approval our financial statements and of certain of our subsidiaries. Five percent of our net earnings must be allocated to a legal reserve fund, until such fund reaches an amount equal to at least 20% of our share capital. Additional amounts may be allocated to other reserve funds as the shareholders determine. The remaining balance, if any, of net earnings may be distributed as dividends on the shares. Cash dividends on the shares will be paid against surrender to us of the relevant dividend coupon registered in the name of the holder thereof.

     Holders of CPOs are entitled to receive the economic benefits corresponding to the shares underlying the CPOs, at the time that we declares and pay dividends or make distributions to stockholders, and to receive the proceeds of the sale of such shares at the termination of the CPO trust agreement. The CPO trustee will distribute cash dividends and other cash distributions received by it in respect of the shares held in the CPO trust to the holders of the CPOs in proportion to their respective holdings, in each case in the same currency in which they were received dividends paid with respect to shares underlying the CPOs will be distributed to the holders (including the depositary) on the business day on which the funds are received by Indeval on behalf of the CPO trustee.

     If our distribution consists of a dividend in shares, such shares will be held in the CPO trust and the CPO trustee will distribute to the holders of outstanding CPOs, in proportion to their holdings, additional CPOs in an aggregate number equal to the aggregate number of shares received by the CPO trustee as such dividend. If the maximum amount of CPOs that may be delivered under the CPO deed would be exceeded as a result of a dividend in shares, a new CPO deed would need to be entered into setting forth that new CPOs (including those CPOs exceeding the number of CPOs authorized under the CPO deed) may be issued. In the event that the CPO trustee receives any distribution with respect to shares held in the CPO trust other than in the form of cash or additional shares, the CPO trustee will adopt such method as it may deem legal, equitable and practicable to effect the distribution of such property.

     If we offer or cause to be offered to the holders of shares the right to subscribe for additional shares, subject to applicable law, the CPO trustee will offer to each holder of CPOs the right to instruct the CPO trustee to subscribe for such holder’s proportionate share of such additional shares (subject to such holder’s providing the CPO trustee with the funds necessary to subscribe for such additional shares). Neither the CPO trustee nor we are obligated to register such rights, or the related shares, under the Securities Act. If the offering of rights is possible, under applicable law and without registration under the Securities Act or otherwise, and CPO holders provide the CPO trustee with the necessary funds, the CPO trustee will subscribe for the corresponding number of shares, which will be placed in the CPO trust, and deliver additional CPOs through Indeval in respect of such shares to the applicable CPO holders pursuant to the CPO deed or, to the extent possible, pursuant to a new CPO deed.

     According to Mexican law, dividends or other distributions and the proceeds from the sale of the shares held in the CPO trust that are not received or claimed by a CPO holder within three years from the receipt of such dividends or distributions or ten years from such sale will become the property of the estate of the Mexican Ministry of Health.

     The Bank of New York as depository, is required to convert, as soon as possible, into U.S. dollars, to the United States, all cash dividends and other cash distributions denominated in Mexican pesos (or any other currency other than U.S. dollars) that it receives in respect of the deposited CPOs, and to distribute the amount received to the holders of ADRs in proportion to the number ADSs evidenced by such holder’s ADRs without regard to any distinctions among holders on account of exchange restrictions or the date of deliver of any ADR or ADRs or otherwise. The amount distributed will be reduced by any amounts to be withheld by us., the CPO trustee, the depositary, including amounts on account of any applicable taxes and certain other expenses. If the depositary determines that in its judgment any currency other than U.S. dollars received by it cannot be so converted on a reasonable basis and transferred, the depositary may distribute such foreign currency received by it or in its discretion hold such foreign currency (without liability for interest) for the respective accounts of the ADR holders entitled to receive the same.

     If we declare a dividend in, or free distribution of, additional shares, upon receipt by or on behalf of the depositary of additional CPOs from the CPO trustee, the depositary may with our approval, and shall if we so request, distribute to the holders of outstanding ADRs, in proportion to the number of ADSs evidenced by their respective ADRs, additional ADRs evidencing an aggregate number of ADSs that represents the number of CPOs received as such dividend or free distribution. In lieu of delivering ADRs for fractional ADSs in the event of any such distribution, the depositary will sell the amount of CPOs represented by the aggregate of such fractions and will distribute the net process to holders of ADRs in accordance with the deposit agreement. If additional ADRs (other than ADRs for fractional ADSs) are not so distributed, each ADS shall thereafter also represent the additional CPOs distributed in respect of the CPOs represented by such ADS prior to such dividend or free distribution.

Changes in Share Capital and Pre-emptive Rights

     The fixed portion of our capital stock may only be increased or decreased by resolution of an extraordinary general meeting, whereas the variable portion of our capital stock may be increased or decreased by resolution of an ordinary general meeting.

     In the event of a capital increase, each holder of existing shares has a preferential right to subscribe for a sufficient number of new shares to maintain the holder’s existing proportionate holding of shares. Pre-emptive rights must be exercised within 15 days after publication of a notice of the capital increase in the Official Gazette of the Federation (Diario Oficial de la Federacion) or they will lapse. Pre-emptive rights may not be waived in advance by a shareholder except under limited instances, and cannot be represented by an instrument that is negotiable separately from the corresponding share. Shares issued by us in connection with an increase in its variable capital, with respect to which pre-emptive rights have not be exercised, may be sold by us on terms previously approved by the shareholders’ meeting or the board of directors, but in no event below the price at which they had been offered to shareholders.

     Holders of CPOs or ADSs that are U.S. persons or are located in the United States may be restricted in their ability to participate in the exercise of such pre-emptive rights.

Limitations on Share Ownership

     Our by-laws prohibit ownership of the shares by foreign investors. Any acquisition of shares in violation of such provision would be null and void under Mexican law and such shares would be canceled and our share capital accordingly reduced. Non-Mexican nationals may, however, hold financial interests in shares through the CPOs issued under the CPO trust.

Other Provisions

Duration

     Our existence continues until December 31, 2090, but may be extended by resolution of an extraordinary general meeting of shareholders.

Conflict of Interest

     A shareholder that votes on a business transaction in which the shareholder’s interest conflicts with our interest may be liable for damages, but only if the transaction would not have been approved without the vote of such shareholder.

Appraisal Rights

     Whenever a shareholders’ meeting approves a change of corporate purpose, change of nationality or restructuring from one type of corporate form to another, any shareholder who has voted against such change or restructuring has the right to withdraw and receive an amount equal to the book value of its shares (in accordance with the latest balance sheet approved by the annual ordinary general meeting), provided such shareholder exercises its right to withdraw during the 15 day period following the meeting at which such change or restructuring was approved. Because the CPO trustee is required to vote the shares held in the CPO trust in the same manner as the holders of a majority of the shares that are not held in the CPO trust and that are voted at the relevant meeting, appraisal rights will not be available to holder of CPOs.

Purchase by the Company of its Shares

     We may purchase shares for cancellation pursuant to a decision of its extraordinary general meeting of shareholders. We may also repurchase shares on the Mexican Stock Exchange at the then prevailing market prices. Any such repurchase must be approved by our board of directors. The repurchased shares must be paid for with the proceeds allocated from net earnings to a special reserve created for the repurchase of shares. The corporate rights corresponding to such repurchased shares may not be exercised during the period in which such shares are owned by us, and such shares will not be deemed to be outstanding for purposes of calculating any quorum or vote at a shareholders’ meeting during such period. The repurchased shares (including any received as dividends) must be resold on the Mexican Stock Exchange within a period of one year from the date of acquisition, which period may be extended by the CNV for three additional months. If the shares are not resold within such period, such shares must be cancelled and the share capital reduced accordingly.

Purchase of Shares by Subsidiaries of the Company

     Companies or other entities controlled by us may not purchase, directly or indirectly, shares or shares of companies or entities that are our shareholders.

Rights of Shareholders

     The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The substantive law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders cannot challenge corporate action taken at a shareholders’ meeting unless they meet certain procedural requirement, as described above under “Shareholders’ Meetings.”

     As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

     In addition, under the U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules, the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from certain of the corporate governance requirements of the NYSE, including the requirements concerning audit committees and independent directors.

Corporate Governance

     On April 19, 2002, at an extraordinary shareholders’ meeting, our shareholders approved a proposal to modify our bylaws to comply with amendments that have been made to the Securities Markets Law and the Securities Banking Commission Law in 2001. The amendments included:

•	establishing procedures for share repurchases and the issuance of new shares;

•	establishing procedures for the nomination to the board of directors of independent and internal board members, as well as for the substitution of such board members;

•	establishing an audit committee and specifying its structure and functions;

•	vesting in the board of directors the right to approve any related party transactions; and

•	vesting in the board of directors the right to regulate the granting by us of guarantees valued in excess of 30% of our assets and of transactions valued at more than 1% of our assets.

     Additionally, our amended bylaws require our board of directors to establish committees and internal control mechanisms to ensure that our shareholders have greater access to our public information, and to establish committees to evaluate decisions to terminate senior members of management. Our amended bylaws also allow persons holding at least 10% of our shares to call a shareholders’ meeting. We are in the process of establishing each of these committees.

Enforceability of Civil Liabilities

     We are organized under the laws of Mexico, and most of our directors, officers and controlling person reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liability based solely on the U.S. federal securities laws.

EXCHANGE CONTROLS

     Mexico has had free market for foreign exchange since 1991 and the government has allowed the Mexican peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See “Item 3. Key Information—Exchange Rates.”

TAXATION

     The following summary contains a description of the principal U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of debentures, CPOs or ADSs by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the debentures, CPOs or ADSs (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase debentures, CPOs or ADSs. In particular, the summary deals only with U.S. holders that will hold debentures, CPOs or ADSs as capital assets and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of our voting shares (including CPOs), nor does it address the situation of holders of debentures who did not acquire such debentures as part of the initial distribution.

     The summary is based upon tax laws of the United States and Mexico as in effect on the date of this annual report, including the provisions of the income tax treaty between the United States and Mexico (the “Tax Treaty”), which are subject to change. Holders of debentures, CPOs or ADSs should consult their own tax advisers as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of debentures, CPOs or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

     For purposes of this summary, the term “non-resident holder” shall mean a holder that is not a resident of Mexico and that will not hold debentures, CPOs or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico.

     For purposes of Mexican taxation, a natural person is a resident of Mexico if he has established his home in Mexico, unless he has resided in another country for more than 183 days during a calendar year, whether consecutive or not, and can demonstrate that he has become a resident of that country for tax purposes, and a legal entity is a resident of Mexico either if it was established under Mexican law or if it has its principal place of business or its place of effective management in Mexico. If a non-resident has a permanent establishment in Mexico for tax purposes, all income attributable to such permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

     In general, for U.S. federal income tax purposes, holders of ADSs or CPOs will be treated as the beneficial owners of the shares represented by those ADSs or CPOs.

Taxation of Interest, Principal, Premium and Additional Amounts In Respect of the Debentures

Mexican Tax Considerations

     As of January 1, 2001, under Mexico’s Income Tax law, payments of interest made by us in respect of the debentures (including payments of principal in excess of the issue price of such debentures, which, under Mexican law, are deemed to be interest) to a non-resident holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% if the relevant debentures are registered with the Special Section of the National Registry of Securities and Intermediaries maintained by the Mexican National Banking and Securities Commission, or the debentures are placed, through banks or brokerage houses, in a country which has entered into a treaty to avoid double taxation with Mexico. The 4.9% rate is not applicable if the effective beneficiaries directly or indirectly, individually or collectively, with related persons receive 5% or more of the aggregate amount of each such interest payment and are:

•	shareholders of our company that own, directly or indirectly, individually or collectively, with related persons more than 10% of our voting stock, or

•	corporations more than 20% of the stock of which is owned, directly or indirectly, individually or collectively, with related persons of our company.

     Apart from the Mexican income tax law discussed in the preceding paragraph, other provisions reducing the rate of Mexican withholding taxes may also apply. Under the Tax Treaty, the rate would be 4.9% for certain holders that are residents of the United States (within the meaning of the Tax Treaty). If the requirements described in the preceding paragraph are not met and no other provision reducing the rate of Mexican withholding taxes applies, such interest payments will be subject to a Mexican withholding tax assessed at a rate of 10%, unless the effective beneficiary is related to us (as defined in the preceding paragraph), in which case payment of interest will be subject to 32% Mexican withholding tax.

     Payments of interest made by us with respect to the debentures to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that any such fund;

•	is duly incorporated pursuant to the laws of its country of origin,

•	is exempt from income tax in such country, and

•	is duly registered with the Registro de Bancos, Entidades de Financiamiento, Fondos de Pensiones y Jubilaciones y Fondos de Inversion del Extranjero of the Mexican Ministry of Finance and Public Credit.

     We have agreed, subject to specified exceptions and limitations, to pay additional amounts to the holders of the debentures in respect of the Mexican withholding taxes mentioned above. If we pay additional amounts in respect of such Mexican withholding taxes, any refunds of such additional amounts will be for our account.

     Holders or beneficial owners of debentures may be requested to provide certain information or documentation necessary to enable us to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, our obligation to pay additional amounts will be limited.

     Under existing Mexican law and regulations, a non-resident holder will not be subject to any Mexican taxes in respect of payments of principal made by us with respect to the debentures.

U.S. Tax Considerations

     A U.S. holder will treat the gross amount of interest and additional amounts (i.e., without reduction for Mexican withholding taxes) as ordinary interest income in respect of the debentures. Mexican withholding taxes paid at the appropriate rate applicable to the U.S. holder will be treated as foreign income taxes eligible for credit against such U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such U.S. holder, for deduction in computing such U.S. holder’s taxable income. For foreign tax credit purposes, during any period in which the Special Rate Regulations are in effect, as well as when the Treaty Rate is 4.9%, such income generally will constitute “passive income” or, in the case of certain holders, “financial services income.”

     The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of additional amounts.

     Under rules enacted by Congress in 1997 and other guidance recently released by the U.S. Treasury, foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial. U.S. holders should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

     A holder or beneficial owner of debentures that is, with respect to the United States, a foreign corporation or a non-resident alien individual (a non-U.S. holder) generally will not be subject to U.S. federal income or withholding tax on interest income and additional amounts earned in respect of debentures, unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

Taxation of Dispositions of Debentures

Mexican Tax Considerations

     Capital gains resulting from the sale or other disposition of the debentures by a non-resident holder will not be subject to Mexican income tax.

U.S. Tax Considerations

     A U.S. holder generally will recognize gain or loss on the sale, redemption or other disposition of debentures in an amount equal to the difference between the amount realized on such sale, redemption or other disposition (less any amounts attributable to accrued but unpaid interest, which will be taxable as such) and the U.S. holder’s tax basis in the debentures. Gain or loss realized by a U.S. holder on such sale, redemption or other disposition generally will be long-term capital gain or loss if, at the time of the disposition, the debentures have been held for more than one year. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. The net long-term capital gain recognized by an individual holder before May 6, 2003 generally is subject to taxation at a maximum rate of 20%.

Taxation of Conversions of Debentures into ADSs

Mexican Tax Considerations

     The conversion of the debentures into ADSs by a non-resident holder is not subject to any Mexican withholding tax.

U.S. Tax Considerations

     No gain or loss will be recognized for U.S. federal income tax purposes on a conversion of the debentures into ADSs, except with respect to cash received in lieu of a fractional ADS. The receipt of such cash will result in the recognition of gain or loss to a U.S. holder equal to the difference between the amount of cash received and the amount of the U.S. holder’s tax basis allocable to such fractional ADS.

Following conversion, a U.S. holder will generally have the same tax basis (reduced by the portion of tax basis allocated to any fractional ADS for which cash is received) and holding period in ADSs received upon conversion as the U.S. holder had in the underlying debentures converted.

Adjustment of Conversion Price

     The conversion ratio of the debentures is subject to adjustment in certain circumstances. Adjustments that have the effect of increasing the proportionate interest of holders of the debentures in our assets or earnings (for example, an adjustment following our distribution of property to our shareholders) in some circumstances may give rise to deemed dividend income for U.S. federal income tax purposes to those holders that are U.S. holders. Similarly, a failure to adjust the conversion ratio of the debentures to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding CPOs (or ADSs) may in some circumstances give rise to deemed dividend income to U.S. holders of those CPOs (or ADSs).

Taxation of Dividends

Mexican Tax Considerations

     Since 2002, under Mexican income tax law, dividends, either in cash or in kind, paid to non-resident holders with respect to the shares represented by the ADSs or CPOs are not subject to any Mexican withholding tax.

U.S. Tax Considerations

     The gross amount of any dividends paid with respect to the shares represented by ADSs or CPOs generally will be includible in the gross income of a U.S. holder on the day on which the dividends are received by the CPO trustee (which will be the same date as the date of receipt by the Depositary) and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the CPO trustee. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual in respect of the shares represented by ADSs or CPOs after December 31, 2002 and before January 1, 2009 is subject to taxation at a maximum rate of 15%.

     Dividends generally will constitute foreign source “passive income” or, in the case of certain U.S. holders, “financial services income” for U.S. foreign tax credit purposes.

     Distributions to holders of additional shares with respect to their ADSs or CPOs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

     A holder of CPOs or ADSs that is a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on dividends received on CPOs or ADSs, unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

Taxation of Dispositions of ADSs or CPOs

Mexican Tax Considerations

     Gain on the sale or other disposition of ADSs by a non-resident holder will not be subject to Mexican tax. Deposits of CPOs in exchange for ADSs and withdrawals of CPOs in exchange for ADSs will not give rise to Mexican tax or transfer duties.

     Gain on the sale of CPOs by a non-resident individual holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange and provided certain requirements set forth by Mexican income tax law are complied with. Gain on the sale of CPOs or shares by a non-resident holder entity will be subject to a 5% Mexican withholding tax on the price obtained without any deductions allowed, if the transaction is carried out through the Mexican Stock Exchange and provided certain requirements set forth by the Mexican income tax law are complied with. Alternatively, the non-resident holder can choose to be subject to a 20% withholding rate on the gain obtained which gain should be calculated pursuant to Mexican income tax law provisions. However, gain on the sale of CPOs or shares by a non-resident holder entity will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange and provided certain requirements set forth by the Mexican income tax law are complied with.

     Gain on sales or other dispositions of CPOs or shares made in other circumstances generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor. However, under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of CPOs or shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our capital stock (including ADSs) within the 12-month period preceding such sale or other disposition.

U.S. Tax Considerations

     Gain or loss realized by a U.S. holder on the sale or other disposition of ADSs or CPOs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s tax basis in the ADSs or the CPOs. Gain or loss realized by a U.S. holder on such sale, redemption or other disposition generally will be long-term capital gain or loss if, at the time of the disposition, the ADSs or the CPOs have been held for more than one year. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. The net long-term capital gain recognized by an individual holder before May 6, 2003 generally is subject to taxation at a maximum rate of 20%. Deposits and withdrawals of CPOs by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

     Gain, if any, realized by a U.S. holder on the sale or other disposition of CPOs or ADSs will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently if a Mexican withholding tax is imposed on the sale or disposition of CPOs, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of CPOs.

     A non-U.S. holder of CPOs or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of CPOs or ADSs, unless:

•	such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States, or

•	in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Other Mexican Taxes

     There are no Mexican inheritance, gift, succession or value added taxes applicable to the ownership, transfer or disposition of debentures, ADSs or CPOs by non-resident holders; provided, however, that gratuitous transfers of CPOs may in certain circumstances cause a Mexican federal tax to be imposed upon the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-resident holders of debentures, ADSs or CPOs.

DOCUMENTS ON DISPLAY

     The materials included in this annual report on Form 20-F, and exhibits thereto, may be inspected and copied at the Securities and Exchange Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Securities and Exchange Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us. The reports and information statements and other information about us can be downloaded from the Securities and Exchange Commission’s website.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

     We are exposed to market risk from changes in currency exchange rates and interest rates. From time to time, we assess our exposure and monitor our opportunities to manage these risks. In 2000, we entered into a forward contract for U.S.$60 million to cover the exchange risk on our medium term notes that matured in May 2001. Currently, we do not use any derivative instruments to hedge market risks from changes in currency exchange rates and interest rates. We monitor our revenue and debt composition and perform market analysis to anticipate any interest rate changes.

Interest Rate Risk

     Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2002 we had outstanding approximately Ps.5,061 million of indebtedness, of which 55% bore interest at fixed interest rates, 42% bore interest at floating rates of interest and 3% was denominated in UDIs. At December 31, 2001, we had outstanding approximately Ps.5,882 million of indebtedness, of which approximately 52% bore interest at fixed interest rates, approximately 42% bore interest at floating rates of interest and approximately 6% was denominated in UDIs. The interest rate on our variable rate debt is determined by reference to the London inter-bank offered rate and the TIIE. Our UDI-denominated indebtedness bears interest at a fixed rate, although the amount of the borrowing is periodically revalued in accordance with Mexican inflation.

Foreign Currency Risk

     Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the dollar. In 2002, approximately 68% of our consolidated revenues were denominated in foreign currencies. We estimate that approximately half of our consolidated costs and expenses are denominated in Mexican pesos. As of December 31, 2002, approximately 43% of our construction backlog was denominated in foreign currencies and approximately 18% of our accounts receivable were denominated in foreign currencies. In addition, as of December 31, 2002, approximately 47% of our indebtedness was denominated in foreign currencies. Substantially all of our foreign currency denominated revenues, costs and expenses, backlog, receivables and indebtedness are denominated in U.S. dollars. As of December

31, 2002, approximately 66% of our consolidated financial assets were denominated in foreign currencies, with the balance denominated in Mexican pesos. Decreases in the value of the Mexican peso relative to the dollar will increase the cost in Mexican pesos of our foreign currency denominated costs and expenses and of the debt service obligations with respect to our foreign currency denominated indebtedness. A depreciation of the Mexican peso relative to the dollar will also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased. We do not have any financial instruments in place to hedge for foreign currency risk.

Sensitivity Analysis Disclosure

     A hypothetical, instantaneous and unfavorable 10% change in currency exchange rate would have resulted in additional interest expense of approximately Ps.13 million per year, reflecting the increased costs in Mexican pesos of servicing our foreign currency denominated indebtedness. Such a change would have also resulted in an estimated foreign exchange loss of approximately Ps.238 million, reflecting the increased value in Mexican pesos of our foreign currency denominated indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% fluctuation in exchange rates affecting the foreign currencies in which our indebtedness is denominated.

     A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial assets and liabilities held at December 31, 2002 would have resulted in additional net financing expense of approximately Ps.21 million per year. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15. Disclosure Controls and Procedures and Internal Controls

     Within the 90 days prior to the date of this annual report, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

Item 16. Reserved

Item 17. Financial Statements

     The Registrant has responded to Item 18 in lieu of this Item.

PART III

Item 18. Financial Statements

     Reference is made to Item 19(a) for a list of all financial statements filed as part of this Form 20-F.

Item 19. Exhibits

List of Exhibits

1.1	Amended and restated bylaws (estatutos sociales) of Empresas ICA Sociedad Controladora, S.A. de C.V. (English translation).

3.1	Management Trust Agreement dated April 8, 1992, as amended on April 30, 2000 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000) (File No. 1-11080).

4.1	Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation).

4.2	Stock Purchase Agreement dated September 3, 2001, by and between Hutchison Ports Holding and Empresas ICA Sociedad Controladora, S.A. de C.V. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2001) (File No. 1-11080).

8.1	Significant subsidiaries.

12.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements of Empresas ICA Sociedad
Controladora, S.A. de C.V. and Subsidiaries:

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of
Empresas ICA Sociedad Controladora, S. A. de C. V.:

We have audited the accompanying consolidated balance sheets of Empresas ICA Sociedad Controladora, S. A. de C. V. and subsidiaries (the “Company”) as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2002, 2001 and 2000 (all expressed in thousands of Mexican pesos). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries and associated companies, which statements reflect total assets constituting 17% and 18%, respectively, of consolidated total assets as of December 31, 2002 and 2001, and total revenues constituting 43%, 40% and 37%, respectively, of consolidated total revenues for the years ended December 31, 2002, 2001 and 2000. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such companies, is based solely on the reports of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors referred to in the second paragraph, such consolidated financial statements present fairly, in all material respects, the financial position of Empresas ICA Sociedad Controladora, S. A. de C. V. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for the years ended December 31, 2002, 2001 and 2000, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of income for each of the three years in the period ended December 31, 2002, and the determination of stockholders’ equity at December 31, 2002, 2001 and 2000, to the extent summarized in Note 29.

The accompanying financial statements have been translated into English for the convenience of users.

DELOITTE & TOUCHE
Mexico City, Mexico
March 31, 2003

REPORT OF INDEPENDENT AUDITORS

To the Partners of
ICA Fluor Daniel, S. de R.L. de C.V.

We have examined the accompanying balance sheets of ICA Fluor Daniel, S. de R.L. de C.V. as of December 31, 2002 and 2001, and the related statements of income, changes in net worth and changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICA Fluor Daniel, S. de R.L. de C.V. at December 31, 2002 and 2001, and the results of its operations, the changes in its net worth and the changes in its financial position for the years then ended, in conformity with generally accepted accounting principles in Mexico.

Mancera, S.C. A Member Practice of Ernst & Young Global /s/ Alberto del Castillo

February 14, 2003

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Thousands of constant Mexican pesos as of December 31, 2002)

	Millions of
	U.S.dollars
	(Convenience
	Translation)
	December 31,	December 31,

	2002	2002		2001

ASSETS
Cash and cash equivalents	$277	Ps.	2,887,987	Ps.	3,658,674
Trade receivables, net of allowance for doubtful accounts of Ps. 51,968 (2002) and Ps. 63,953(2001)	24		245,631		462,467
Contract receivables, net (Note 5)	104		1,086,170		665,793
Costs and estimated (loss) earnings in excess of billings on uncompleted contracts (Note 6)	39		410,734		1,142,342
Other receivables (Note 8)	58		605,668		1,891,143
Inventories (Note 9)	17		172,704		210,445
Real estate inventories (Note 10)	113		1,180,400		1,384,495
Other current assets	11		111,816		212,166
Assets from discontinued operations (Note 25)	—		—		33,136

Current assets	643		6,701,110		9,660,661
Non current receivables	37		384,271		313,841
Real estate inventories (Note 10)	—		—		160,094
Investment in concessions (Note 11)	334		3,485,564		3,841,842
Investment in affiliated companies (Note 12)	88		913,294		1,260,924
Deferred income taxes (Note 18)	117		1,225,012		900,202
Property, plant and equipment, net (Notes 13 and 16)	127		1,323,116		2,206,035
Other assets	12		129,784		190,667
Assets from discontinued operations (Note 25)	—		—		76,286

Total assets	$1,358	Ps.	14,162,151	Ps.	18,610,552

LIABILITIES
Notes payable (Note 14)	$79	Ps.	823,683	Ps.	1,408,521
Current portion of long-term debt (Note 16)	30		318,077		541,930
Trade accounts payable	100		1,038,463		1,278,521
Income taxes, asset tax and employee statutory profit sharing payable	19		196,779		87,126
Other current liabilities (Note 15)	269		2,803,869		4,632,296
Advances from customers	86		902,028		941,487
Liabilities from discontinued operations (Note 25)	—		—		50,800

Current liabilities	583		6,082,899		8,940,681
Long-term debt (Note 16)	376		3,918,847		3,930,656
Other long-term liabilities	30		315,619		352,230

Total liabilities	989		10,317,365		13,223,567

COMMITMENTS AND CONTINGENCIES (Note 19)
STOCKHOLDERS’ EQUITY (Note 20)
Common stock: no par, 621,561,433 shares issued and outstanding (2002 and 2001)	66		686,928		686,928
Restatement of common stock	80		828,947		856,054
Additional paid-in capital	428		4,464,529		4,544,358
Reserve for repurchase of shares	137		1,433,229		1,433,229
Accumulated deficit	(320)		(3,333,900)		(2,021,358)
Insufficiency from restatement of capital	(37)		(387,024)		(270,279)

Majority stockholders’ equity	354		3,692,709		5,228,932
Minority interest in consolidated subsidiaries (Note 21)	15		152,077		158,053

Total stockholders’ equity	369		3,844,786		5,386,985

Total liabilities and stockholders’ equity	$1,358	Ps.	14,162,151	Ps.	18,610,552

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(Thousands of constant Mexican pesos as of December 31, 2002, except for share data)

	Millions of
	U.S. dollars
	(Convenience
	Translation)
	Year Ended
	December 31,	Year Ended December 31,

	2002	2002		2001		2000

Revenues:
Construction	$605	Ps.	6,305,562	Ps.	8,003,437	Ps.	9,809,017
Real estate and concessions	142		1,477,561		1,536,201		1,583,038
Other	19		200,534		282,929		357,619

Total revenues	766		7,983,657		9,822,567		11,749,674

Costs:
Construction	536		5,586,766		7,786,091		9,489,259
Real estate and concessions	108		1,121,354		1,096,760		1,209,306
Other	15		156,939		269,032		277,217

Total costs	659		6,865,059		9,151,883		10,975,782

Gross profit	107		1,118,598		670,684		773,892
Selling, general and administrative expenses	93		969,231		1,449,073		1,332,451

Operating income (loss)	14		149,367		(778,389)		(558,559)

Financing cost, net:
Interest expense	55		571,895		1,017,171		1,434,845
Interest income	(16)		(165,535)		(413,744)		(568,645)
Exchange loss (gain), net	15		154,680		(19,181)		15,498
Gain from monetary position	(12)		(125,357)		(71,112)		(240,075)

	42		435,683		513,134		641,623
Other expense, net (Note 22)	20		216,603		3,023,063		133,541

Loss from continuing operations before income tax and employee statutory profit sharing	(48)		(502,919)		(4,314,586)		(1,333,723)
Income tax expense (benefit) (Note 18)	49		516,072		216,791		(122,811)
Employee statutory profit sharing expense (benefit) (Note 18)	5		48,021		(22,803)		52,274

Loss from continuing operations before share in net loss of affiliated companies	(102)		(1,067,012)		(4,508,574)		(1,263,186)
Share in net loss of affiliated companies (Note 12)	(12)		(125,910)		(56,033)		(114,848)

Loss from continuing operations	(114)		(1,192,922)		(4,564,607)		(1,378,034)
Income (loss) from discontinued operations (Note 25)	—		—		261,452		(142,775)

Consolidated net loss	$(114)	Ps.	(1,192,922)	Ps.	(4,303,155)	Ps.	(1,520,809)

Net loss of majority interest	(127)	Ps.	(1,322,874)	Ps.	(4,491,197)	Ps.	(1,714,094)
Net income of minority interest	13		129,952		188,042		193,285

Consolidated net loss	$(114)	Ps.	(1,192,922)	Ps.	(4,303,155)	Ps.	(1,520,809)

Earnings per share:
Loss of majority interest from continuing operations	$(0.20)	Ps.	(2.13)	Ps.	(7.65)	Ps.	(2.36)
Income (loss) of majority interest from discontinued operations	—		—		0.42		(0.41)
Net loss of majority interest	(0.20)		(2.13)		(7.23)		(2.77)
Weighted average shares outstanding (000’s)	621,561		621,561		621,561		620,524

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Thousands of constant Mexican pesos as of December 31, 2002)(Note 20)

		Common Stock

		Amount

						Additional		Reserve for
						Paid-in		Repurchase of
	Shares	Value		Restatement		Capital		Shares

Balance at January 1, 2000	618,210,858	Ps.	683,223	Ps.	5,885,301	Ps.	4,422,772	Ps.	1,433,229
Restatement factor effect	—		—		67,607		45,526		—
Application of losses from prior years	—		—		(3,433,824)		—		—
Issuance of common stock	3,350,575		3,705		616		10,333		—
Decrease of the minority interest	—		—		—		—		—
Comprehensive loss	—		—		—		—		—

Balance at December 31, 2000	621,561,433		686,928		2,519,700		4,478,631		1,433,229
Restatement factor effect	—		—		47,061		65,727		—
Application of losses from prior years	—		—		(1,710,707)		—		—
Decrease in minority interest	—		—		—		—		—
Comprehensive loss	—		—		—		—		—

Balance at December 31, 2001	621,561,433		686,928		856,054		4,544,358		1,433,229
Restatement factor effect	—		—		(27,107)		(79,829)		—
Decrease in minority interest	—		—		—		—		—
Comprehensive loss	—		—		—		—		—

Balance at December 31, 2002	621,561,433	Ps.	686,928	Ps.	828,947	Ps.	4,464,529	Ps.	1,433,229

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Thousands of constant Mexican pesos as of December 31, 2002) (Note 20)

	(Accumulated)		Cumulative		Unrealized Loss				Minority
	Deficit		Effect of		on Investments		Insufficiency		Interest in		Total
	Retained		Deferred income		in Debt		From Restatement		Consolidated		Stockholders’
	Earnings		Tax		Securities		of Capital		Subsidiaries		Equity

Balance at January 1, 2000	Ps.	993,013	Ps.	(359,041)	Ps.	(107,153)	Ps.	(1,189,683)	Ps.	1,265,779	Ps.	13,027,440
Restatement factor effect		24,972		(3,729)		(1,103)		(12,245)		13,027		134,055
Application of losses from prior years		1,800,840		352,335		—		1,280,649		—		—
Issuance of common stock		—		—		—		—		—		14,654
Decrease of the minority interest		—		—		—		—		(429,884)		(429,884)
Comprehensive loss		(1,714,094)		—		108,256		(343,427)		197,102		(1,752,163)

Balance at December 31, 2000		1,104,731		(10,435)		—		(264,706)		1,046,024		10,994,102
Restatement factor effect		37,246		(153)		—		(3,885)		15,352		161,348
Application of losses from prior years		1,327,862		10,588		—		372,257		—		—
Decrease in minority interest		—		—		—		—		(1,054,189)		(1,054,189)
Comprehensive loss		(4,491,197)		—		—		(373,945)		150,866		(4,714,276)

Balance at December 31, 2001		(2,021,358)		—		—		(270,279)		158,053		5,386,985
Restatement factor effect		10,332		—		—		4,748		(2,776)		(94,632)
Decrease in minority interest		—		—		—		—		(131,641)		(131,641)
Comprehensive loss		(1,322,874)		—		—		(121,493)		128,441		(1,315,926)

Balance at December 31, 2002	Ps.	(3,333,900)	Ps.	—	Ps.	—	Ps.	(387,024)	Ps.	152,077	Ps.	3,844,786

The accompanying notes are an integral part of these consolidated financial statements.

(Concluded)

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Thousands of constant Mexican pesos as of December 31, 2002)

	Millions of
	U.S. dollars
	(Convenience
	Translation)
	Year Ended	Year Ended December 31,
	December 31,
	2002	2002		2001		2000

OPERATING ACTIVITIES:
Loss from continuing operations	$(114)	Ps.	(1,192,922)	Ps.	(4,564,607)	Ps.	(1,378,034)
Add (deduct) noncash items:
Depreciation and amortization	39		409,501		1,234,983		1,156,515
Deferred income tax expense (benefit)	34		350,495		(119,826)		(286,685)
(Gain) loss on sale of property, plant and equipment and concessions	—		(184)		163,523		120,365
Asset impairment adjustment	—		—		2,443,641		—
Share in net loss of affiliated companies, (net of dividends received in 2001 and 2000)	12		125,910		128,298		186,070
Loss (gain) on sale of investments in shares	11		115,745		(278,731)		3,569
Reduction in seniority premiums and severance payment liabilities	2		21,536		52,971		6,321
Gain on early extinguishment of debt	(22)		(228,508)		(149,686)		(36,354)
Provisions for long-term liabilities	(2)		(15,252)		51,708		3,545

	(40)		(413,679)		(1,037,726)		(224,688)
Trade receivables	18		185,153		(115,202)		252,171
Contract receivables	(42)		(441,399)		871,592		222,194
Costs and estimated earnings in excess of billings on uncompleted contracts	70		731,608		256,384		265,941
Investments in debt securities	—		—		—		3,038,551
Advances from customers	—		2,842		204,432		(126,808)
Other receivables	68		717,554		460,984		(10,252)
Inventories	(1)		(10,635)		155,318		81,426
Real estate inventories	29		299,647		171,487		201,008
Trade accounts payable	(19)		(199,338)		(87,980)		(10,118)
Other current liabilities	(201)		(2,099,727)		(458,157)		(744,559)
Assets and liabilities from discontinued operations	—		—		(3,198)		435,885

Resources (used in) generated from operating activities before discontinued operations	(118)		(1,227,974)		417,934		3,380,751
Income (loss) from discontinued operations	—		—		261,452		(142,775)
Gain on sale of shares of subsidiaries from discontinued operations	—		—		(384,351)		—

Resources (used in) generated from operating activities	(118)		(1,227,974)		295,035		3,237,976

FINANCING ACTIVITIES:
Net change in notes payable	(61)		(633,967)		(838,099)		741,881
Financing from discontinued operation	—		—		(204,229)		(214,291)
Proceeds from long-term debt	122		1,272,542		670,515		507,447
Effects of inflation and exchange rates on long-term debt	(25)		(261,938)		(311,287)		40,845
Repayment of long-term debt	(79)		(820,205)		(1,406,560)		(2,771,667)
Issuance of common stock of majority interest	—		—		—		14,654
Decrease of contributions in minority interest	(26)		(274,812)		(1,054,189)		(329,174)
Other	(6)		(60,038)		(118,100)		(125,958)

Resources used in financing activities	(75)		(778,418)		(3,261,949)		(2,136,263)

(Continued)

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Thousands of constant Mexican pesos as of December 31, 2002)

	Millions of
	U.S. dollars
	(Convenience
	Translation)
	Year Ended	Year Ended December 31,
	December 31,
	2002	2002		2001		2000

INVESTING ACTIVITIES:
Investment in property, plant and equipment	(10)		(104,920)		(157,912)		(378,794)
Investment in concessions	(2)		(25,442)		(27,109)		(914,969)
Proceeds from sale of property, plant and equipment	68		714,163		417,236		315,648
Proceeds from sale of property, plant and equipment from discontinued operations	—		—		—		146,634
Proceeds from sale of concessions	9		100,000		—		—
Investment in subsidiaries and affiliated companies	(1)		(9,531)		(177,859)		(521,603)
Proceeds from sale of investments from affiliated companies	54		557,778		3,963,629		99,727
Other assets	(3)		(36,327)		(75,219)		(56,396)

Resources generated by (used in) investing activities	115		1,195,721		3,942,766		(1,309,753)

Net (decrease) increase in cash and cash equivalents	(78)		(810,671)		975,852		(208,040)
Effects of exchange rate changes on cash	4		39,984		57,836		(15,020)
Cash and cash equivalents at beginning of period	351		3,658,674		2,624,986		2,848,046

Cash and cash equivalents at end of period	$277	Ps.	2,887,987	Ps.	3,658,674	Ps.	2,624,986

(Concluded)

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

1.	Nature of Business

     Empresas ICA Sociedad Controladora, S. A. de C.V. (“ICA”) is a holding company, the subsidiaries of which are engaged in a wide range of construction and related activities involving the construction of infrastructure facilities, as well as industrial, urban and housing construction, for both the Mexican public and private sectors. ICA’s subsidiaries are also involved in the construction, maintenance and operation of highways, bridges and tunnels granted by the Mexican government and foreign governments under concessions and automobile parking facilities. Through its subsidiaries and affiliates, ICA also manages and operates airports and municipal services under concession arrangements. In addition, ICA’s subsidiaries are engaged in real estate and housing development. In 2000, ICA adopted a formal plan for the disposition of its manufacturing segment and in 2001, ICA sold its interest in the subsidiaries engaged in its construction aggregates segment (see Notes 2 and 25).

     Due to the low investment levels in public and private projects and the delay in the bidding of relevant projects in Mexico during recent years, together with the decline in foreign projects which have been adversely affected by the individual economic and market conditions in those foreign countries where ICA and its subsidiaries (the “Company”) has had projects, the Civil Construction segment has suffered recurring operating losses since 1999. These losses have significantly contributed to the Company’s consolidated net losses in those years.

     In response, beginning in 2000, the Company has taken a number of measures to mitigate the impact of this situation. These steps have included the conclusion of various foreign projects that have performed poorly, the divestment of assets not essential to its core businesses, continued reduction of costs and expenses, including labor force reductions, and reducing and refinancing a significant portion of its debt that allowed the Company to pay-off the principal amount and related interest. To help the Company with its restructuring, recently JP Morgan was hired as it’s financial advisor for the restructuring of the convertible bonds maturing in March 2004.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

     The Company plans to continue with its process of divesting non-essential assets and to be selective in accepting contracts on projects it believes have a higher probability of being viable and profitable, while avoiding those projects that are perceived to have an unacceptable level of risk. It also intends to continue to improve the structure of its short-term and long-term debt. Though the Company’s management believes that these actions will allow the compliance with its obligations, future events or business conditions might impact the ability of the Company to accomplish these results.

2.	Basis of Presentation and Principles of Consolidation

(a)	Basis of Presentation

     The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Mexico (“Mexican GAAP”), which vary in certain respects from accounting principles generally accepted in the United States of America (“U.S.GAAP”). See Note 29 for a discussion of such differences and for the reconciliation of the Company’s financial statements between Mexican GAAP and U.S. GAAP.

     The consolidated financial statements for all periods have been presented in thousands of constant Mexican pesos, the currency of the country in which the Company is incorporated and in which it operates, as of December 31, 2002, as required by Bulletin B-10 (as amended) and B-12 issued by the Mexican Institute of Public Accountants (“IMCP”).

     Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2002 and the year then ended have been translated into United States dollar amounts at the rate of 10.425 pesos per U.S. dollar, the noon buying rate for pesos at December 31, 2002 as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the amounts shown could be converted into U.S. dollars at that or any other rate.

     The results for the manufacturing and construction aggregates segments, which were disposed of as discussed in Note 1, are reported as discontinued operations in the consolidated statements of operations (see Note 25). The assets and liabilities of the discontinued operations have also been segregated in the accompanying consolidated balance sheets.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

(b)	Comprehensive loss

     Comprehensive loss presented in the accompanying statement of changes in stockholders’ equity represents the Company’s total activity during each year, and is comprised of the net loss of the year, plus other comprehensive income (loss) items of the same period which, in accordance with Mexican GAAP, are presented directly in stockholders’ equity without affecting the consolidated statements of income. In 2002, 2001 and 2000, the other comprehensive income (loss) items consist of the insufficiency in restated stockholders’ equity, the translation effects of foreign entities which is included in “Insufficiency from Restatement of Capital”, and the net income of minority stockholders. In addition, the other comprehensive income (loss) items for the year ended December 31, 2000 include the unrealized loss on investments in debt securities, net of taxes.

(c)	Principles of Consolidation

     Financial statements of those companies in which ICA owns more than 50% of the capital stock with voting rights, are included in the consolidated financial statements. All intercompany balances and transactions have been eliminated in consolidation. The principal consolidated subsidiaries are as follows:

	Ownership
Subsidiary	Percentage	Activity

Sub-Holding:
Constructoras ICA, S.A. de C.V.	100	Construction
Controladora de Empresas de Vivienda, S.A. de C.V.	100	Construction and commercialization of housing projects
Operating:
Ingenieros Civiles Asociados, S.A. de C.V.	100	Heavy and urban construction
ICA Fluor Daniel, S. de R.L. de C.V.	51	Industrial construction
ICA Panamá, S.A.	100	Highway construction

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

     Acquisitions — In December 2001, the Company acquired stock representing the remaining 50% of ICA Miramar Metro San Juan Corp.

     Sale of Subsidiaries — At various dates during 2002, the Company sold its shares in the subsidiaries Terminal de Cruceros Punta Langosta, Cozumel, S. A. de C. V., Hubard y Bourlon, S. A. de C.V., Propulsora Mexicana de Parques Industriales, S. A. de C.V. and Centro Empresarial Guadalajara, S. A. de C. V. In September 2001, the Company sold its shares in Desarrollo Comercial, León, S. A. de C. V. Condensed information of these companies for the periods ended December 31, 2002, 2001 and 2000 is presented as follows:

		December 31,
Balance Sheet Data:		2001

Current assets	Ps	248,755
Non-current assets		430,740
Current liabilities		(214,911)
Non-current liabilities		(171,510)

Net assets	Ps	293,074

Income Statements Data:	Years Ended December 31,

	2002		2001		2000

Revenues	Ps.	135,958	Ps.	371,522	Ps.	422,503
Operating income		3,440		52,055		99,671
Net income		22		9,796		33,042

3.	Summary of Significant Accounting Policies

     The accounting policies followed by the Company are in conformity with Mexican GAAP, which requires that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management’s best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

(a)	Accounting Method for the Treatment of the Effects of Inflation

     The consolidated financial statements of the Company recognize the effects of inflation in accordance with Bulletin B-10, “Recognition of the Effects of Inflation in Financial Information” as amended (“Bulletin B-10”), issued by the IMCP. Bulletin B-10 requires the restatement of all comparative financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. The Company choose the alternative method provided by Bulletin B-15 “Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations” (“Bulletin B-15”), which consists of determining a Restatement Factor which uses a weighted average rate based upon the National Consumer Price Index (“NCPI”) published by Banco de Mexico and the inflation and foreign exchange rates of the countries in which the Company has foreign subsidiaries. Prior year financial statements reported for comparative purposes were restated by a Restatement Factor of 1.0759 instead of restating them by a NCPI factor of 1.057 to determine constant Mexican pesos as of December 31, 2002.

     A description of the methods used to restate the financial statements are as follows:

•	Inventories and Cost of Sales—Inventories are valued at the price of the last purchase made during the period or at the latest production cost without exceeding the realizable value. Cost of sales is determined by using the price of the last purchase prior to the date of consumption or the latest production cost at the time of sale.

•	Real Estate Inventories—Real estate inventories are restated using the specific cost method which uses net replacement values, similar to market values, based on appraisals made by independent appraisers.

•	Property, Plant and Equipment—Expenditures for property, plant and equipment, including renewals and improvements which extend useful lives, are capitalized. Property, plant and equipment and related depreciation of foreign origin from Mexican subsidiaries are restated by means of a specific index, which uses the NCPI of the country of origin applied to the historical cost denominated in the foreign currency and are then translated into Mexican pesos at the exchange rate in effect at the date of the most recent balance sheet presented. Remaining property, plant and equipment and related depreciation is restated using the NCPI.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

Depreciation is calculated using the straight-line method, over the useful life of the asset, beginning in the month in which the asset is placed in service. The useful lives of assets are as follows:

	Useful	Remaining
	lives	useful lives

Buildings	20 to 50	15 to 42
Machinery and equipment	4 to 10	2 to 5
Office furniture, equipment and vehicles	4 to 7	3 to 5

Financing costs incurred during the construction and installation of buildings and machinery and equipment are capitalized and adjusted for inflation as measured by the NCPI.

•	Investment in Concessions—Investments in concessions are restated using the NCPI, without exceeding their recoverable value.

Total cost of financing incurred during the construction period is capitalized and adjusted for inflation as measured by the NCPI.

Investment in concessioned projects are amortized during the concession period. Revenues from the operation of concession projects are recognized as concession revenues.

Concessions held for sale are adjusted to their net estimated realizable value, using the best available valuation techniques, such as the present value of future net cash flows expected, or based on formal purchase bids.

•	Investment in Affiliated Companies—Investments in companies in which ICA has significant influence, but does not have control are accounted for using the equity method, which includes cost plus the Company’s equity in undistributed earnings (loss), adjusted for the effects of inflation. The adjustment for the effects of inflation on equity is inherent in the equity method as the investee’s financial statements are also prepared in accordance with Bulletin B-10.

•	Insufficiency from Restatement of Capital—This item reflects the result of restating nonmonetary assets and liabilities as compared to the restatement of common stock, retained earnings and results of operations. It represents the difference between net nonmonetary assets restated by the specific costs method or the specific index method, and general inflation as measured by the NCPI.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

•	Restatement of Stockholders’ Equity—Stockholders’ equity is restated using the NCPI from the respective dates such capital was contributed or earnings (loss) generated to the date of the most recent balance sheet presented.

•	Foreign Exchange—Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. Balances of monetary assets and liabilities are adjusted monthly at the market rate. The effects of exchange rate fluctuations are recorded in the statement of operations.

•	(Gain) Loss from Monetary Position—The (gain) loss from monetary position reflects the result of holding monetary assets and liabilities during periods of inflation. It is calculated using the NCPI for each month as applied to the net monetary position at the beginning of the month. Values stated in current monetary units represent decreasing purchasing power over time. Thus losses are incurred by holding monetary assets, whereas gains are realized by holding monetary liabilities. The net effect is presented in the consolidated statement of operations for the year, as part of financing cost, except in those cases in which it is capitalized.

(b)	Cash Equivalents

     Cash equivalents are stated at the lower of acquisition cost plus accrued interest and consist primarily of time deposits with original maturities of ninety days or less.

(c)	Accounting for Construction Contracts

     Construction contracts are accounted for using the percentage-of-completion method of accounting and, therefore, take into account the revenues, costs, and estimated earnings to date as contract activity progresses. Revenues are recognized from contracts based on units-of-work performed and are subject to price increase clauses. Changes in job performance and estimated profitability, including those arising from premiums derived from advance project conclusion, contract penalty provisions and final contract settlements, may result in revisions to revenues which are recognized and are recorded in the same period in which the revisions are determined.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

     The timing of revenue recognized is not necessarily related to amounts billable to customers under the terms of the various contracts. Management periodically evaluates the fairness of accounts receivable. Additional allowances for bad debt may be created in cases of an indication of collection difficulties, which are recorded to the results of the year in which the allowances are created. The estimate for such reserve is determined based on management’s best judgment in accordance with prevailing circumstances at that time.

     Contract costs include all direct labor and materials, subcontractors and other initial costs of the project and allocations of indirect costs. Management periodically evaluates the fairness of estimates used to determine percentage-of-completion. If, as a result of such evaluation, it becomes apparent that estimated costs on noncompleted contracts exceed expected revenues, a provision for estimated losses is recorded in the period in which such losses are determined.

(d)	Accounting for Concessions

     From 1991 to 1996, the Company accounted for concession activities that met certain requirements in conformity with Statement of Financial Accounting Standards No. 71, “Accounting for the Effects of Certain Types of Regulation” (SFAS No. 71) as permitted by Bulletin A-8 “Supplemental Application of International Accounting Standards” that in accordance with the terms of the concession agreements that were granted to the Company during that period, fulfilled the following requirements in accordance with SFAS 71:

(1)  The regulated revenues (tolls to be collected over the term of the concession) are established by an independent third-party regulator.

(2)  The tolls are designed to recover the specific costs of the regulated concession.

(3)  It is reasonable to assume that such tolls can be collected.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

     Revenues and profits on construction contracts with the regulated concession subsidiary, recognized by the construction subsidiary, are not eliminated in consolidation. Provisions for estimated losses on such contracts are recorded in the period in which such losses are determined.

(e)	Operating Cycle

     Assets and liabilities related to long-term construction contracts are reported as current assets and current liabilities to the extent they will be liquidated in the normal course of contract completion, which may require more than one year.

(f)	Foreign Currency Translation of Subsidiaries’ Financial Statements

     The financial statements of subsidiaries denominated in foreign currencies are translated into Mexican pesos by applying Bulletin B-15. Exchange differences generated by the translation of the financial statements of foreign subsidiaries that are not an extension of ICA’s operations are presented in stockholders’ equity under the “Insufficiency from restatement of capital”. For translation purposes, once the subsidiary financial statements are restated and re-expressed in currency of year end purchasing power of the country in which it operates, based on the same accounting policies as the Company, the following exchange rates are used:

•	Assets and liabilities (monetary and nonmonetary)- Exchange rate in effect at the balance sheet date.

•	Common stock- Exchange rate in effect at the date on which contributions were made.

•	Retained earnings- The exchange rate in effect at the end of the year generated.

•	Revenues, costs and expenses- The ending exchange rate of the period reported.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

(g)	Real Estate Sales

     The sale of completed developments is recognized at the date of the signing of the respective sales contract where the rights and obligations of the property are transferred to the buyer and the following partial payments have been received: 1) 20% of the contract price for sales of land, shopping malls and office buildings, or 2) 10% of the contract price for sales of homes purchased by the ultimate consumer. If there is uncertainty regarding future collection, the revenue is recorded when collected.

(h)	Accounting for Low Income Housing Sales

     Revenues derived from sales of low income housing to costumers that have obtained credit for the purchase of such homes from FOVI and INFONAVIT, which are Mexico’s low-income housing development programs, are recognized as revenue once the houses are notarized.

(i)	Sales and Other Revenues

     Revenues from sales of goods and services are recognized as the goods are delivered or the services are performed.

(j)	Post-Retirement Benefit Plans

     Beginning in 2001, the Company established a pension plan for ICA’s management, whereby it provides a defined benefit upon retirement equal to severance payments required to be paid under Mexican Federal Labor Law plus a Company defined contribution based on the participants’ years of service at the initial date of the plan. The pension plan is effective beginning in 2003. Additionally, the Company maintains a statutory seniority premium and retirement plan for all its Mexican subsidiaries.

     Seniority premiums and pension plans are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Up to 2002 severance costs for ICA’s management is recorded within the income statement. Severance payments made to the Company’s employees is charged to results when the liability is determined to be payable.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

(k)	Maintenance and Repair Expenses

     Maintenance and repair expenses are recorded as costs and expenses in the period in which they are incurred.

(l)	Income Tax and Employee Statutory Profit Sharing

     The Company files a consolidated tax return, pursuant to the tax laws of Mexico.

     The provisions for income tax and employee statutory profit-sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any tax benefits that are not expected to be realized. Management periodically evaluates its assumptions based on historical tax results, estimated tax profits and the reversal period of deferred tax liabilities. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized.

(m)	Asset Tax

     The Company files a consolidated asset tax return utilizing consolidation rules similar to those related to income taxes. The asset tax is computed at an annual rate of 1.8% of the average of the majority of restated assets less certain liabilities. The tax is paid only to the extent it exceeds the income tax liability for the year. Any required asset tax payment is creditable against the excess of income taxes over asset taxes for the following ten years.

     Tax on assets paid and tax on assets that may be carried forward from previous years, that are expected to be recoverable, are recorded as an advance payment at estimated recoverable value at the date of the financial statements and are included in the balance sheet as a deferred tax asset.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

(n)	Derivative financial instruments

     The derivative financial instruments used in 2001 and 2000 by the Company are foreign exchange forward contracts intended to hedge the Company’s exposure to exchange rate fluctuations. The cost of the instrument was amortized using the straight-line method over the life of the contract and charged to results of operations. The termination date of such contracts was May, 2001. There were no derivative financial instruments in 2002.

(o)	Concentration of Credit Risk

     Financial instruments which potentially subject the Company to credit risk consist principally of contract receivables and costs and estimated earnings in excess of billings (collectively, Construction Instruments) and other receivables. The Company believes that concentration of credit risk with respect to Construction Instruments is mitigated by the large number of customers comprising the Company’s customer base and their geographic dispersion. Additionally, the Company believes that its potential credit risk is adequately covered with the allowance for doubtful accounts.

     Other receivables consist primarily of amounts due from affiliated companies and notes receivables. The Company believes they do not create significant concentration of credit risk.

(p)	Impairment

     The Company evaluates long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Measurement of impairment is determined based on the difference between carrying value and estimated fair value. The estimated fair value is determined based on the particular circumstances of the concessions, machinery and equipment and intangibles.

(q)	(Loss) earnings per share

     Basic (loss) earnings per share is computed by dividing (loss) income of majority interest available to common stockholders by the weighted average number of common shares outstanding during the year.

     Diluted (loss) earnings per share is calculated by adjusting the net (loss) income of majority interest and the weighted average number of shares, under the assumption that the Company’s convertible debentures have been converted to common stock as of the beginning of each of the periods presented to the extent such calculation is dilutive.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

     The Company does not present diluted loss per share when the result of continuing operations is a loss.

4.	Provisions for Asset Impairment Charges

     During the fourth quarter of 2001, as part of the divestment program approved by the general shareholders meeting on September 4, 2001, the Company reduced the carrying value of certain long-term assets, including real estate inventories, property, plant and equipment and other assets, whose book value was greater than estimated fair value. A summary of such adjustments is described in the following paragraphs.

•	The impairment adjustment to real estate inventories of Ps.151,978(Ps.141,257 nominal value) was determined based on independent appraisals. The adjustment was recorded as a component of cost of sale (see Note 10.a).

•	Company’s management determined the present value of future net cash flows expected from certain investments in concessions, including the Acapulco Tunnel and various parking facilities, with the purpose of calculating their estimated fair value. The adjustment to the carrying value was a charge of Ps.1,531,134 (Ps.1,423,119 nominal value), which was recorded as a component of other expenses in the consolidated statement of operations (see Notes 11 and 22).

•	The estimated fair value of property, plant and equipment available for sale was determined based on independent appraisals. The Company recognized an adjustment to the carrying value of property, plant and equipment of Ps.746,786 (Ps.694,104 nominal value)in other expenses in the consolidated statement of operations (see Notes 13 and 22).

5.	Contract Receivables

	December 31,

	2002		2001

Billings on contracts	Ps.	1,456,608	Ps.	1,427,009
Retainage		227,780		198,953
Less: payments on contracts		(300,099)		(464,245)

		1,384,289		1,161,717
Less: allowance for doubtful accounts		(298,119)		(495,924)

	Ps.	1,086,170	Ps.	665,793

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

6.	Costs and estimated earnings in excess of billings on uncompleted contracts

	December 31,

	2002		2001

Cost incurred on uncompleted contracts	Ps.	8,711,605	Ps.	10,567,542
Estimated (loss) earnings (1)		(633,074)		74,308

Recognized revenues		8,078,531		10,641,850
Less: billings to date		(7,667,797)		(9,499,508)

Cost and estimated (loss) earnings in excess of billings on uncompleted contracts	Ps.	410,734	Ps.	1,142,342

(1)     As of December 31, 2002 and 2001, such amounts include accumulated losses of Ps.924,966 and Ps.475,592, respectively, resulting from two Puerto Rican projects.

7.	Construction Backlog

     A reconciliation of backlog representing construction contracts at December 31, 2002, 2001 and 2000 is as follows:

	Construction Segment

	Civil		Industrial		CPC - Rodio			Total

Balance at January 1, 2000	Ps.	4,763,001	Ps.	3,068,499	Ps.	553,374	(1)	Ps.	8,384,874
Less: restatement of beginning balance		773,158		498,097		89,826			1,361,081

Nominal balance		3,989,843		2,570,402		463,548			7,023,793
New contracts and changes 2000		2,165,176		3,805,625		2,982,586			8,953,387
Less: construction revenue earned 2000		4,190,698		3,649,286		1,969,033			9,809,017

Balance at December 31, 2000		1,964,321		2,726,741		1,477,101			6,168,163
Less: restatement of beginning balance		189,856		263,546		142,765			596,167

Nominal balance		1,774,465		2,463,195		1,334,336			5,571,996
New contracts and changes 2001		1,259,463		5,938,561		1,726,328			8,924,352
Less: construction revenue earned 2001		2,305,802		3,962,578		1,735,057			8,003,437

Balance at December 31, 2001		728,126		4,439,178		1,325,607			6,492,911
Less: restatement of beginning balance		51,366		313,165		93,515			458,046

Nominal balance		676,760		4,126,013		1,232,092			6,034,865
New contracts and changes 2002		1,128,624		3,929,270		701,722			5,759,616
Less: construction revenue earned 2002		937,000		3,812,342		1,556,220			6,305,562

Balance at December 31, 2002	Ps.	868,384	Ps.	4,242,941	Ps.	377,594		Ps.	5,488,919

(1)	In September 2000, the Company removed the Estí Hydroelectric Project in Panama, which represented Ps.927,357 (nominal value) of backlog, from construction backlog due to the cancellation of the contract.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

From January 1, to March 31, 2003, the Company was awarded civil and industrial construction contracts with estimated revenues of Ps.8,096,667 and Ps.1,587,560, respectively. As such, the balance of construction back log at December 31, 2002 and the additional contracts awarded during January 1, 2003 to March 31, 2003 total Ps.15,173,146.

Newly awarded civil construction contracts include the “El Cajón” hydroelectric project, which was awarded to a constructor consortium that included Promotora e Inversora ADISA, S.A. de C.V. and Ingenieros Civiles y Asociados, S.A. de C.V., (both of which are the Company’s subsidiaries) as well as Energomachexport Power Machines and La Peninsular Compañía Manufacturera, S. A. de C. V. The El Cajón Project includes a contract with the Federal Commission of Electricity (“CFE”) for Ps.8,051,607 (U.S.$748.3 million, composed of U.S. $592.8 million of construction revenues and U.S.$155.5 million of financing income) which must be completed within 1,620 days of the execution of the contract. The project, which is located in the state of Nayarit, Mexico, includes the development of civil and electromechanical projects, as well as other related projects including the construction of two equipped turbogenerators units of electric energy under the financed public works program. In connection with such project, the consortium entered into a bridge credit facility to finance the project’s construction costs. In addition, the consortium has posted a letter of credit and will be required to post various performance bonds. The Company’s President and Chief Executive Officer and his family have guaranteed U.S.$15 million out of the U.S.$22 million of the letters of credit required for the El Cajon project and, in return, he and his family will receive a fee equal to 2% of the guaranteed amounts. The Company was also awarded contracts totaling Ps.45,060 corresponding to the expansion of the Miguel Hidalgo stadium and the renovation of the Chamapa — La Venta Highway.

Newly awarded industrial construction contracts include Ps.608,400 and U.S.$67.7 million Ps.(728,452) related to a contract signed with Pemex Exploración y Producción to carry out field studies, drilling and construction of oil wells and the building of surface and production infrastructure in the Chicontepec oil field located in the states of Veracruz and Puebla. The Company was also awarded contracts totally Ps.250,708 related to various other projects.

8. Other Receivables

     Other receivables consist of the following:

	December 31,

	2002		2001

Notes receivable from affiliated companies	Ps.	55,152	Ps.	203,494
Recoverable taxes		229,584		404,932
Notes receivable		7,647		78,671
Others		313,285		1,204,046

	Ps.	605,668	Ps.	1,891,143

9.	Inventories

     Inventories consist of the following:

	December 31,

	2002		2001

Finished products	Ps.	—	Ps.	4,197
Work in process		1,275		46,675
Spare parts and others		171,429		159,573

	Ps.	172,704	Ps.	210,445

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

10.	Real Estate Inventories

     Real estate inventories consist of the following:

	December 31,

	2002		2001

a. Current:
Land held for investment and future development	Ps.	182,389	Ps.	609,466
Land under development		892,157		898,871
Real estate held for sale		127,879		28,136
Allowance for impairment (Note 4)		(22,025)		(151,978)

	Ps.	1,180,400	Ps.	1,384,495

b. Non-current:
Land held for investment and future development			Ps.	136,477
Land under development				23,617

			Ps.	160,094

11.	Investment in Concessions

     Investment in concessions consists of the following:

	December 31,

	2002		2001

a.Projects completed and in operation:
Construction cost	Ps.	4,578,107	Ps.	4,880,801
Total financing cost		335,764		312,873
Depreciation		(399,039)		(379,341)
Allowance for impairment (Note 4)		(1,336,417)		(1,503,943)

		3,178,415		3,310,390

b.Projects in process of construction:
Construction cost				176,313
Total financing.cost				47,827

				224,140

c.Municipal services projects:
Construction cost		386,291		383,391
Amortization		(52,430)		(48,888)
Allowance for impairment (Note 4)		(26,712)		(27,191)

		307,149		307,312

	Ps.	3,485,564	Ps.	3,841,842

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

     These projects are further described below:

		Ownership
		Percentage		Balance as of December 31,
	Date of Commencement
Description of Project	of Operations	2002	2001	2002		2001

Corredor Sur, in Panama	1999 and 2000	100	100	Ps.	2,390,431	Ps.	2,386,902
Acapulco Tunnel	November 1996	100	100		489,798		514,310
Punta Langosta Cruise Terminal	October 1998	—	88		—		198,131
Caracas-La Guaira highway, in Venezuela	Various	100	100		169,189		224,140
Parking Facilities	Various	100	100		128,998		211,047
Municipal Services	Various	100	100		307,148		307,312

				Ps.	3,485,564	Ps.	3,841,842

A description of the Company’s primary concessions is provided as follows:

     Corredor Sur

     In August 1996, the Panamanian Ministry of Public Works (the “Ministry of Public Works”) formally awarded, to one of the Company’s subsidiaries, a concession for the construction, operation and maintenance of the Corredor Sur Highway, which has an extension of 19.5 kilometers. The term of the concession is for 30 years from the commencement of operations or the date on which the amount of the concession is fully recovered; whichever is sooner. The Company concluded the first and last stage of the highway in August 1999 and February 2000, respectively.

     A summary of the principal conditions of the concession and primary obligations of the concessionaire are outlined below:

-	The Ministry of Public Works shall not offer any subsidies or additional revenues to the concessionaire during or after the work construction for events of force majeure.

-	The concessionaire shall build the necessary improvements and equip an airport located in Albrook, Panama for no more than U.S. $10,000,000. On December 31, 1999, the Company delivered all of the required equipment and facilities for the Albrook Airport.

-	As part of the concession cost, the concessionaire assumes liability for any payments or indemnifications that the Ministry of Public Works has to make for the acquisition or expropriation of privately owned real estate that is necessary for the execution of the concession. The Company’s liability derived from such payments shall not exceed U.S.$17.8 million. Because the indemnifications cost amounted to 27.0 million U.S. dollars, and in accordance with the concession agreement, the remaining U.S.$9.2 million is included as part of the concession investment and will be recovered through the granting of rights to fill marine beds.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

-	The concessionaire received from the Ministry of Public Works approximately 29.5 hectares of land and, as partial payment, the rights to fill 35 hectares of marine bed as well as the right to supply, develop and commercialize such marine beds during the concession period. The concessionaire was also granted the right to fill additional marine beds, under certain circumstances. At December 31, 2002, the Company still has pending rights to receive 4.1 and 14.1 hectares of firm land and marine beds, respectively.

-	For the first three years of the concession’s operations, the concessionaire is authorized to adjust the toll rates after the commencement of operations and subsequently for the following three years, in accordance with the National Consumer Price Index (NCPI) or when NCPI is increased by 5% or more. In the fourth year and until the ninth year of operation, the concessionaire is authorized to increase toll rates by 25% on an annual basis after the ninth year of the concession’s operation and within three months of the beginning of each fiscal year, the concessionaire is entitled to adjust the toll rates if it is proven that the toll revenues will be insufficient to obtain the return on investment originally projected in the concession. If the market conditions does not allow for toll rate adjustments, the Ministry of Public Works guarantees, according to the concession agreement, that the concessionaire will recover its investment and the accorded yield by extending the term of the concession for the period necessary to ensure the recovery of such investment.

-	Ten years before the concession’s maturity date, the concessionaire shall submit a bond that guarantees the return of the highway, with the same level of service as it had when it was originally built.

-	Upon expiration of the concession, the works shall be returned to the Ministry of Public Works, free of any costs, liens and with the same level of service as when the highway was originally constructed.

All the costs incurred in the construction of the Corredor Sur highway were capitalized. The value of the land granted by the Panamanian State are deducted as a recovery of the investment. The land value was determined based on appraisals performed by recognized independent appraisal firms.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

     Acapulco Tunnel

     On May 20, 1994, the Government of the State of Guerrero (the “State Government”) granted, to one of the Company’s subsidiaries, a 25-year concession for the construction, operation and maintenance of a 2.947 kilometer tunnel connecting Acapulco and Las Cruces. The concession term started in June 1994.

     A summary of the principal conditions of the concession and primary obligations of the concessionaire are outlined below:

-	The concessionaire cannot assign or encumber part or all of the rights derived from the concession without the prior authorization of the State Government, except for the toll collection rights, which can become part of a trust.

-	The State Government has the right to deregulate the concession following the procedures provided by law.

-	The State Government may, at any time, terminate the concession term, so long as the concessionaire has recovered its total investment at the rate contained in the concession’s financial projections determined with the amount definitive of the investment and the financing cost. Upon expiration of the concession, the concession assets shall be returned to the State Government, free of any costs, liens, and in good conditions.

-	The concessionaire shall perform the tunnel construction, in accordance with the technical project approved by the State Government. The State Government shall verify the construction standards, terms, opening to vehicle traffic, and the preservation and reconstruction works, in accordance with the standards issued by the State Government.

-	The concessionaire is authorized to adjust the toll rates every six months, in accordance with the NCPI or when such index is increased by 5 % or more.

In November 25, 2002, the Congress of the State of Guerrero approved the extension of the concession term by fifteen years because of the fact that the actual volume of usage was lower than the amount foreseen. The term of the concession cannot be extended at the conclusion of this fifteen year term.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

     As of December 31, 2001, as mentioned in Note 4, the Acapulco Tunnel concession has been available for sale and as such, has been written down to its estimated recoverable value, by determining the present value of the future net cash flows expected to result during the remaining period of the concession. Due to the extension of the concession term on November 25, 2002, the calculation of the estimated recoverable value of the Acapulco Tunnel concession increased by Ps.55,287 and the impairment adjustment recorded in 2001 was reversed in 2002 in accordance with Mexican GAAP; however as such property is available-for sale, the estimated net recoverable value was not increased.

     Autopista Caracas - La Guaira

     On December 23, 1996 Autopista Concesionada de Venezuela, C.A. (“AUCOVEN”), a subsidiary of the Company, entered into a concession agreement with the Government of Venezuela to build, operate, exploit, conserve and maintain during the concession term, a new Caracas-La Guaira Highway and conserve and maintain the old Caracas-La Guaira highway, for a thirty year period.

     The conditions and commitments of the concession contract include the granting of guarantees by the Government of Venezuela for the construction and financing of the highway system, as well as to maintain the economic-financial equilibrium of the concession in order to ensure that the concessionaire recover its costs and obtain fair and equitable remuneration through the collection and authorized toll increases. However, since the beginning of the operation, the State has not authorized toll rates increases. Therefore the economic-financial equilibrium of the highway system has not been met, nor has the State granted guarantees for the construction of the concession’s main project. For such reasons, in June 2000, AUCOVEN notified the State of the State’s breach in the concession agreement; however, AUCOVEN continued with the routine maintenance and toll collection of the highway.

     In August 2002, the Company suspended the toll collection as a consequence of receiving pressure from the Chamber of Heavy Transport of the State of Vargas and the lack of minimum conditions of security to carry-out the toll collection.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

     As a consequence of the afore mentioned nonfulfillments, on June 1, 2000 AUCOVEN began an arbitration proceeding at the International Center for Settlement of Investment Disputes located in Washington, D. C., U.S.A. (“ICSID”) requesting an arbitration proceeding for the breach of the concession agreement and payment of damages. The parties submitted information and documentation to the ICSID in October 2002. On March 21, 2003, the final arguments were presented and if the ICSID does not request additional evidence, is consider that the ICSID could order the final decision during 2003. In opinion of the Company’s attorneys, the State should compensate AUCOVEN in accordance with Venezuela’s law and the terms of the concession agreements for the damages suffered, thereby, allowing recovery of its investment in the concession.

12.	Investment in Affiliated Companies

     a) A summary of the Company’s investments accounted for by the equity method is as follows:

	Ownership			Investment Balance
	Percentage			As of December 31,

	2002	2001	Type of Business	2002		2001

	%	%
Servicios de Tecnología Aeroportuaria, S.A. de C.V.(Before Operadora Mexicana de Aeropuertos, S.A. de C.V)	37.25	37.25	Airport Management	Ps.	205,496	Ps.	226,876
Consorcio Internacional de Medio Ambiente, S.A. de C.V. and Subsidiaries	50.00	50.00	Municipal Services Concession		283,903		287,272
Fideicomiso Empresarial Banamex Cabo del Sol	10.00	45.00	Real Estate		77,012		358,195
Consorcio Dragados ICA Vialpa (DRAVICA)(1)	49.00	49.00	Construction		77,234		—
Fideicomiso Empresarial Bank Boston, S. A. Santa Fe	50.00	50.00	Real Estate		82,388		108,127
Holding Dicomex, S.A. de C V	50.00	50.00	Construction		52,270		53,226
Cimentaciones Mexicanas, S.A. de C.V.	40.00	40.00	Construction		47,758		35,376
Los Portales, S.A.	20.00	20.00	Real Estate		35,470		34,626
Impulsora Rain, S. A. de C. V	10.00	50.00	Real Estate		4,254		34,050
Perini-ICA-O&G,J.V	—	25.00	Construction		—		15,604
PIADISA, A. en P. (Tres Estrellas)	50.00	50.00	Real Estate		15,923		17,504
Autopistas Concesionadas del Altiplano, S.A. de C.V.	19.99	19.99	Highway Concession		18,177		18,509
Mexpetrol	16.91	16.91	Oil field exploration		10,580		11,150
Other					2,829		60,409

				Ps.	913,294	Ps.	1,260,924

(1)  As of December 31, 2001, this investment was presented in other receivables in current assets.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

b)	A summary of the principal Company’s investments is as follows:

     Servicios de Tecnologia Aeroportuaria, S. A. de C. V. (SETA) is a consortium comprised by the Company and Vinci, S.A. (each of which own 37.25%) and Aéroports de Paris (which owns 25.50%). The consortium was formed to acquire 15% of the voting stock of Grupo Aeroportuario del Centro Norte, S. A. de C. V., (GACN), which has been granted a concession to operate and manage airports in various regions of Mexico for a fifteen-year period. As of December 31, 2002, SETA has loans with related parties amounting to U.S.$45.8 million, of which U.S.$17.1 million is owed to the Company. The amounts owed to the Company mature in 2014 and are payable annually beginning in September 2004, with annual interest at LIBOR plus 4.5 points. On January 17, 2003, SETA obtained a loan from WestLB AG, New York Branch in the amount of U.S.$14.0 million. In connection with such loan, SETA pledged all of the collection rights of a technical assistance contract with GACN and 95% of any amounts that are received from GACN related to capital dividends or reimbursements.

     Consorcio Internacional de Medio Ambiente, S. A. de C. V. (CIMA), is a consortium comprised by Controladora de Operaciones de Infraestructura, S.A. de C.V. (a subsidiary of ICA) and PROACTIVA, S.A. CIMA’s principal activities are the operation of water supply distribution, treatment and management systems, as well as the final disposal of solid waste in landfills, through concessions granted by governmental organizations.

     Fideicomiso Empresarial Banamex Cabo del Sol, is a single purpose trust established to develop a tourist complex located in Cabo del Sol, Baja California Sur, including the urbanization, development, commercialization, sale and administration of approximately 725 hectares of land. The complex includes hotels, residential houses, commercial centers, golf courses and other recreational facilities. As of December 31, 2001, the participation in this trust was as follows: 45% participation by Promotora e Inversora ADISA, S.A. de C.V. (PIADISA); 47% participation by CDS Development (CDS) and 8% participation by Impulsora RAIN, S.A. de C.V. (IRSA). In October 2002, PIADISA and IRSA sold 35% and 39% of their respective participation in the trust for U.S.$13 million, of which U.S.$5 million was due upon signing of the contract and U.S.$8 million will be payable from October, 2004 to October, 2007. The payment of U.S.$2 million of that amount is conditioned upon whether the highway that crosses the tourist complex is transferred as private property. The sale of the Company’s participation generated a loss of Ps.164 million. In addition, an allowance for doubtful accounts for U.S.$2 million was recorded and included within other expenses in the statement of operations.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

     The Trust entered into a loan agreement in March, 2001 with Bank of America N. A. and Morgan Guaranty Trust Company of New York for U.S.$40 million, maturing in March, 2004, with interest calculated at Prime Rate, with the option to use the LIBOR rate plus 1.75%. The principal amount will be payable at the maturity date. This loan is guaranteed by an affiliate of CDS.

     Consorcio Dragados ICA Vialpa (DRAVICA), is a consortium comprised of the Company and Dragados y Construcciones, S. A. (each of which owns 47%) and Constructora Vialpa, S. A., (which owns 6%). The consortium was formed for the construction of the machine room, concrete dams, spillway, and the mounting of auxiliary electromechanical equipment of the Hydroelectric Power Station of the Caruachi Project, located in Venezuela. The project’s estimated completion date is May 2004. The primary contract amount of the project is for U.S.$475.5 million.

     Per an agreement entered into on August 27, 1996, the results of DRAVICA are shared as follows: the Company and Dragados y Construcciones, S.A. with 49% each, and Constructora Vialpa, S.A., with 2%.

     DRAVICA entered into a financing agreement for the purchase of capital goods and working capital with KBC Bank N.V. for U.S.$45.0 million. Interest on such amount is LIBOR plus 0.60%, and as guarantee, DRAVICA assigns, on a monthly basis, 31% of the invoices issued to EDELCA (the client) for works performed in the project. During 2002, the loan balance was paid off. On December 31, 2002, there are notes payable to Caterpillar Credito, S.A. de C.V. for U.S.$4.9 million, with a LIBOR interest rate plus 2.20%, which is collateralized by machinery and equipment, whose net book value amounts U.S.$20.0 million as of December 31, 2002.

     Fideicomiso Empresarial Bank Boston, S. A. Santa Fe (“FEBB”), was created for the purpose of building a real estate development in Mexico City. During 2002, the total amount of the land acquired was sold. On February 18, 2003, FEBB renegotiated debt of U.S.$7.3 million, with maturity in 2005, by making an advance payment of U.S.$6.3 million and committing to pay the remaining U.S.$1.0 million through infrastructure works that will be concluded in April 2003.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

     Los Portales, S.A., an affiliate of the Company located in Lima, Peru, has a corporate bonus outstanding at December 31, 2002 for 24.6 million of Peruvian soles (equivalent to U.S.$5.0 million), which is guaranteed with the equity of Los Portales, S.A. and with the collection rights of certain assets exploitated.

     c)     Summary combined financial information for affiliated companies for which the Company uses the equity method of accounting is shown below on a 100 percent basis:

Balance Sheet Data:

	Millions of U.S.
	dollars
	(Convenience
	Translation)
	December 31, 2002	December 31,

		2002		2001

Current assets	$205	Ps.	2,139,215	Ps.	1,765,176
Non-current assets	294		3,062,469		2,922,078
Current liabilities	69		718,850		650,375
Non-current liabilities	165		1,724,334		1,558,494
Stockholders’ equity	265		2,758,500		2,478,385

     At December 31, 2002, Ps.93,040 of the Company’s consolidated accumulated deficit includes undistributed earnings of the above equity investees. The Company’s net investment in affiliated companies at December 31, 2002 also includes Ps.(14,098) of the Company’s proportionate share of other equity accounts of such equity investees.

13.	Property, Plant and Equipment

     Property, plant and equipment consist of the following:

	December 31,

	2002		2001

Land	Ps.	265,957	Ps.	461,657
Buildings		595,246		1,167,802
Machinery and equipment		1,860,474		2,419,646
Office furniture, equipment and vehicles		594,355		659,460
Accumulated depreciation		(1,913,653)		(2,148,969)
Allowance for impairment (Note 4)		(201,698)		(746,786)

		1,200,681		1,812,810
Property and equipment under capital leases		168,645		202,102
Accumulated depreciation		(56,186)		(46,234)

		1,313,140		1,968,678
Machinery and equipment in transit		—		44,224
Construction in process		9,976		193,133

	Ps.	1,323,116	Ps.	2,206,035

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

14.	Notes Payable

     Notes payable consist of:

	December 31,

	2002		2001

Notes payable to banks denominated in pesos	Ps.	536,180	Ps.	913,191
Notes payable to banks denominated in U.S. dollars		234,142		465,329
Other		53,361		30,001

	Ps.	823,683	Ps.	1,408,521

     The notes payable to banks are unsecured, short-term notes having a weighted average variable interest rate of approximately 12.6% and 5.4% in 2002 and 14.28% and 6.44% in 2001, for notes denominated in pesos and U.S. dollars, respectively.

15.	Other Current Liabilities

     Other current liabilities consist of:

	December 31,

	2002		2001

Accrual for operative expenses	Ps.	1,153,554	Ps.	2,076,258
Services and other		686,043		1,403,100
Freight carriers and subcontractors		211,808		268,440
Accrual for construction costs and other		337,095		368,492
Accrued loss for future contract cost (1)		265,495		161,127
Taxes other than income tax		149,874		354,879

	Ps.	2,803,869	Ps.	4,632,296

     (1)     Corresponds to the light rail project and coliseum in Puerto Rico, as well as other projects, and includes U.S.$14.8 million of accrued losses related to the untimely delivery of such projects. However, the Company has initiated an arbitration proceedings as it considers that not all of the delays were attributable to the Company and the loss for future construction cost has been properly accrued.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

16.	Long-Term Debt

     Long-term debt consists of the following:

	December, 31

	2002		2001

Payable in U.S. dollars:
U.S.$96.3 million of subordinated debentures convertible into American Depositary Shares (ADSs) at any time prior to maturity at a conversion price of U.S.$33.15 per ADS with a maturity in March 2004; interest at 5% annually, payable semi-annually in March and September (the Company repurchased U.S.$73.1 million during 2002)	Ps.	1,001,863	Ps.	1,670,000
Notes collateralized by machinery and equipment (net book value of Ps. 196,442 at December 31, 2002); interest at variable rates, ranging from 6 month LIBOR rate plus 220 to 300 basis points (4.07% to 4.87% and 6.44% to 7.24% at December 31, 2002 and 2001, respectively); principal and interest payable in semi-annual installments through June 2004		71,347		149,738
Loans maturing from October 2001 to October 2011, at an interest rate of LIBOR plus 400 and 412 basis points (5.82% to 5.95% and 8.24% to 8.37% at December 31, 2002 and 2001, respectively) payable annually, having Corredor Sur’s toll revenues as financial guarantee		661,984		627,832
Mortgage loan maturing in March 2003 with a fixed interest rate of 9% payable semi-annually (the Company repurchased U.S.$27,261 in 2002), collateralized by land and accounts receivable with a net book value of U.S.$15.6 million at December 31, 2002		90,713		198,410
Loan maturing in September 2008 at an interest rate of LIBOR plus 360 basis points (5.42 % and 7.84% at December 31, 2002 and 2001, respectively), collateralized by the shares of SISSA Coahuila, S.A. de C.V. and by the project revenues		149,346		167,314
Loans maturing from April 2008 to 2010, with a fixed interest rate of 8.75% and 8.5% at December 31,2001, payable semi-annually.(eliminated during 2002 due to the sale of a subsidiary)		—		45,726
Other		113,947		162,126
Payable in pesos:
Secured loan (collateralized by assets with a net book value of Ps.1,032,396 at December 31, 2002) maturing in May 2012 at a fixed interest rate of 14.5% for the first year and with annual increase of 0.90% to a maximum interest rate of 22.60%; payable annually as of March 2005		1,183,337		—
Mortgage loan (net book value of Ps.294,995 at December 31, 2002) maturing in June 2006 bearing interest at rate of TIIE (Equilibrium Interbank Interest Rate) plus 250 points (10.89% and 10.4% at December 31, 2002 and 2001, respectively), payable monthly		405,200		498,424

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

	December, 31

	2002		2001

Certificates of Ordinary Participation (COP’S) maturing in March 2016, principal and interest payable in semi-annual installments beginning September 2001 at a rate of 9.5% plus an adjustment of the UDI (a peso currency equivalent index for Mexican inflation) balance (16.3% and 16.3% as of December 31, 2002 and 2001, respectively), collateralized by the Acapulco Tunnel’s toll revenues		187,640		198,046
Secured loans (collateralized by assets with a net book value of Ps.140,141 at December 31, 2002) at a rate of TIIE plus 100 basis points (9.7 % as of December 31, 2002), maturing in March 2005		131,157		—
Loan in UDI’s granted by Acapulco Tunnel’s shares and revenues at a rate of TIIE plus 350 basis points (11.39 % as of December 31, 2002), maturing in June 2019		91,261		—
Mortgage loan from the Granelera de Veracruz Terminal at a rate of TIIE rate plus 3.5 basis points, (11.39 % as of December 31, 2002), maturing in July 2011 (prepaid in January 2003)		76,041		—
Loan maturing in 2008 at a variable interest rate of TIIE plus 3.5 basis points (11.39% and 14.5% at December 31, 2002 and 2001, respectively), payable monthly		20,848		26,112
Loan maturing in January 2007, bearing interest at a rate of TIIE plus 184 basis points (9.74% at December 31, 2001) (prepaid in 2002)		—		337,707
Mortgage loan maturing in November 2003, bearing interest at a rate of TIIE plus 300 basis points (10.9% at December 31,2001) (prepaid in 2002)		—		71,727
Notes payable of 21 million UDI’s, payable quarterly, maturing in July 2005, at a annual interest rate of 10% plus the adjustment of the UDI balance (prepaid in 2002)		—		68,181
Notes payable of 20.8 million UDI’s, payable monthly through April 2004, at a annual interest rate of 10.5% plus the adjustment of the UDI balance (prepaid in 2002)		—		67,508
Loan maturing in December 2008, bearing interest at a rate of TIIE plus 184 basis points (9.74% at December 31, 2001), payable quarterly. (eliminated in 2002 due to the sale of a subsidiary)		—		127,628
Other		52,240		56,107

		4,236,924		4,472,586
Current portion of long-term debt		318,077		541,930

	Ps.	3,918,847	Ps.	3,930,656

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

     The scheduled maturities of long-term debt as of December 31, 2002 is as follows:

Year Ending
December 31,

2004	Ps.	1,207,405
2005		705,559
2006		604,234
2007		196,693
2008 and after		1,204,956

	Ps.	3,918,847

     Long-term debt and other agreements of the Company’s subsidiaries provide for various covenants that restrict the ability of certain subsidiaries of the Company to incur additional indebtedness and capital lease obligations, issue guarantees, sell fixed and other non-current assets and make capital distributions to the Company, as well as require compliance with certain other financial maintenance tests. These financial maintenance tests include the ratio of total liabilities to equity; the ratio of current assets to current liabilities; the ratio of current assets less affiliated accounts receivable to current liabilities and the ratio of operating earnings plus depreciation to net financing expenses. For the year ended December 31, 2002, the Company was in compliance with such covenants.

17.	Foreign Currency Balances and Transactions

     a.     The monetary position in foreign currencies of the Company’s Mexican subsidiaries is as follows:

	December 31,

	2002			2001

	Foreign			Foreign
	currency			Currency
	balances	Mexican peso		balances	Mexican peso
	(thousands)	equivalent		(thousands)	equivalent

Currency
U.S. dollars:
Assets	$170,845	Ps.	1,773,369	$295,912	Ps.	2,707,595
Liabilities	(240,339)		(2,499,525)	(390,421)		(3,578,205)

Position-short	$(69,494)	Ps.	(726,156)	$(94,509)	Ps.	(870,610)

     b.     The nonmonetary assets purchased in foreign currencies by the Company’s Mexican subsidiaries are as follows:

	December 31,

	2002				2001

	Foreign currency				Foreign currency
	balances				balances
	(thousands		Mexican peso		(thousands		Mexican peso
	of U.S. Dollars)		equivalent		of U.S. Dollars)		equivalent

Machinery and equipment	Ps.	36,200	Ps.	375,755	Ps.	51,261	Ps.	468,526
Inventories		—		—		5		47

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

     c.     Condensed amounts of foreign subsidiaries expressed in U.S. dollars are as follows:

	December 31,

	U.S. dollars	U.S. dollars
	(thousands)	(thousands)
	2002	2001

Current assets	$158,584	$278,277
Fixed assets	272,850	253,409
Total liabilities	(220,881)	(413,929)

Net assets	$210,553	$117,757

     d.     Transactions in thousands of U.S. dollars are as follows:

	Year Ended December 31,

	2002	2001

Exports	$28,776	$247,878
Interest expense	10,526	13,862
Purchases	243,767	151,942

     e.     Pertinent exchange rate information at the date of the financial statements is as follows:

	December 31,

	2002				2001

U.S. dollar currency
exchange	Buy		Sell		Buy		Sell
Interbank rate	Ps.	10.38	Ps.	10.40	Ps.	9.15	Ps.	9.165

     f.     As of March 31, 2003, the interbank buy and sell exchange rates were Ps.10.76 and Ps.10.78, respectively.

18.	Income Tax, Asset Tax and Employee Statutory Profit

     a.     ICA incurs consolidated income tax and tax on assets with its subsidiaries in the proportion which the holding company owns the voting stock of its subsidiaries at the balance sheet date. As of January 1, 2002, the proportion is calculated based on the average daily equity percentage which the holding company owns of its subsidiaries during the year, and the tax results of the subsidiaries are consolidated at 60% of such proportion. Provisional payments of income tax and tax on assets of both the holding company and its subsidiaries, are made as if the holding company did not file a consolidated tax return.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

     b.     The income taxes and the employee statutory profit sharing are as follows:

	Year Ended December 31,

	2002		2001		2000

Income tax expense (benefit):
Current	Ps.	160,322	Ps.	193,421	Ps.	138,858
Deferred		(493,763)		(624,675)		(1,026,555)
Change in statutory tax rate		43,765

Change in valuation allowance		805,748		648,045		764,886

	Ps.	516,072	Ps.	216,791	Ps.	(122,811)

Employee statutory profit-sharing expense (benefit):
Current	Ps.	58,705	Ps.	(7,034)	Ps.	78,412
Deferred		(10,684)		(15,769)		(26,138)

	Ps.	48,021	Ps.	(22,803)	Ps.	52,274

     c.     The Mexican income tax rate is 35%. Beginning in 2003, the 35% tax rate will be reduced by one percentage point each year until it reaches 32% in 2005. A reconciliation between the statutory income tax rate and the Company’s effective income tax rate includes current and deferred income tax of the period as a percentage of income before provisions as follows:

	Year Ended December 31,

	2002	2001	2000

Statutory rate	(35.00)%	(35.00)%	(35.00)%
Foreign subsidiary loss	11.49	3.99	4.88
Difference between (gain) loss from monetary position and inflationary adjustment	6.84	5.44	8.68
Inflationary effects	8.96	8.16	8.50
Deferred tax asset valuation allowance	108.98	15.00	(44.10)
Tax loss carryforwards from prior years	(29.89)	—	—
Change in statutory tax rate	8.70	—	—
Other	(28.69)	7.37	(16.96)

Income tax effective rate	51.39	4.96	(74.00)
Tax on assets valuation allowance	51.23	0.06	64.79

Effective rate	102.62%	5.02%	(9.21)%

     d.     In accordance with Mexican tax law, tax losses restated with the NCPI may be carried forward for a period of ten years, starting from the year after they were generated.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

     The amount of the Company’s asset tax credits and tax loss carryforwards as of December 31, 2002, are as follows:

Asset Tax		Tax Loss		Year of
Credits		Carryforwards		Maturity

Ps.	179,454	Ps.	—	2006
	356,262		—	2007
	402,529		742,230	2009
	350,988		733,613	2010
	286,027		578,330	2011
	320,822		213,647	2012

Ps.	1,896,082	Ps.	2,267,820

     e.     The main items comprising the asset (liabilities) balance of deferred income taxes at December 31, 2002 and 2001 are as follows:

	December 31,

	2002		2001

Liabilities:
Cost and estimated earnings (losses) in excess of billings on uncompleted contracts and other	Ps.	(293,463)	Ps.	(488,529)
Inventories		(24,827)		(48,737)
Real estate inventories		(71,309)		(88,114)
Property, plant and equipment		(42,369)		—
Investment in affiliated companies		(26,929)		(127,950)

		(458,897)		(753,330)

Assets:
Accrued expenses and reserves		480,281		465,845
Property, plant and equipment		—		39,677
Investment in concessions		212,236		255,610
Advances from customers		371,002		426,922

		1,063,519		1,188,054

Subtotal		604,622		434,724
Consolidated carryforward tax losses		725,702		587,368
Nonconsolidated carryforward tax losses		761,719		701,593
Tax on assets		1,896,082		1,444,158

Total net deferred tax asset		3,988,125		3,167,843
Valuation allowance		(2,791,368)		(2,285,020)

Net deferred tax asset		1,196,757		882,823
Net employee statutory profit-sharing asset		28,255		17,379

Total	Ps.	1,225,012	Ps.	900,202

As of December 31, 2002 and 2001 a valuation allowance of $2,791,368 and $2,285,020, respectively, has been recognized related to tax loss carryforwards and tax on asset, because it is estimated that the period for recovering such items might expire before being realized. In determining this valuation allowance, the Company’s management considered the trend of historical tax results and the estimate of future income tax; however, if circumstances differ from such estimates, the valuation allowance could be modified.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

     f.     The balances of stockholders’ equity tax accounts at December 31, 2002 and 2001 are:

	December 31,

	2002		2001

Contributed capital account	Ps.	7,245,380	Ps.	7,795,304
Net consolidated tax profit account		8,273,349		8,421,283
Reinvested net consolidated tax profit account		—		—

Total	Ps.	15,518,729	Ps.	16,216,587

     g.     Deferred income taxes attributable to the excess (insufficiency) from restatement of capital of Ps. 62,779 related to the majority interest, were reflected as an adjustment to the excess (insufficiency) from restatement of capital for December 31, 2001.

19.	Commitments and Contingencies

     a.     At December 31, 2002 certain subsidiary companies are party to lawsuits incidental to their business, which the Company’s management believes will be resolved in favor of the Company or with an insignificant effect on financial position, results of operations and cash flow.

     b.     Malla Vial in Colombia. — On November 30, 2000 an arbitration tribunal in Bogotá, Colombia resolved the first arbitration claim concerning the interpretation of a contract for the refurbishment of the Malla Vial street network of Santa Fe de Bogotá, between Ingenieros Civiles Asociados, S.A. de C.V. (“ICASA”), a subsidiary of the Company, and the Instituto de Desarrollo Urbano (IDU) of the Capital District of Bogotá (the “District”). The arbitration award found that the District was responsible for the damages suffered by ICASA derived from unforeseen and unforeseeable events not imputed to ICASA in its performance of the contract that resulted in the disruption of the economic balance of the contract. The arbitration tribunal ordered the District to reimburse ICASA for its costs and to pay ICASA for the profit expected to be earned during the months of January to May 2000 at present value.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

     In its award, the arbitration tribunal offset the claims of the parties and found that the District owed ICASA a net amount of 24,216 million Colombian pesos (approximately U.S. $8.4 million). The District did not seek an appeal of the arbitration award; nor did it seek any addition to or correction of the award.

     On January 26, 2000, ICASA initiated a second arbitration proceeding against the District for damages that resulted from changes made to the design of the street network following the modification of the contract by the District which took effect on June 28, 1999 as well as for the aggressive and hostile action undertaken by the District against ICASA that brought about the suspension of the works. ICASA is seeking 22,000 million Colombian pesos in damages (approximately U.S. $7.7 million). In March 2000, the District counter-claimed for 29,000 million Colombian pesos (approximately U.S. $10.1 million), based on damages allegedly caused to the District as a result of the concepts already judged in the first arbitration favoring ICASA, the unavailability of the street network and the deterioration of a portion of the street network.

     On April 29, 2002, the arbitration tribunal issued its final decision on all the pending claims related to the second Malla Vial arbitration. The arbitration tribunal decided in favor of the IDU in the amount of $5,092,642,293 Colombian Pesos (approximately U.S.$1.8 million). Furthermore, the Tribunal ordered the parties to terminate their contractual relationship.

     In May 2002, as a result of the arbitral decision to terminate the contract, the IDU issued a resolution that the Malla Vial contract had expired, and that ICASA was required to pay an additional indemnification for penalties and fines as stipulated in the contract.

     In September 2002, ICASA submitted a complaint before the arbitration tribunal against the IDU requesting payment of work executed and cost over-runs not yet paid, including any monetary adjustments. The complaint has not been reviewed by any of the arbitration tribunals. The approximate amount claimed is U.S.$7.6 million. ICASA is also requesting that the arbitration tribunal settle all accounts of parties to this contract.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

     Furthermore, in November 2002, ICASA presented another complaint to the arbitration tribunal. In this complaint, ICASA requested the arbitration tribunal to find that the IDU’s resolution terminating the concession is null and void, and to award ICASA economic damages because, as a result of IDU’s actions, ICASA is now unable to enter into contracts with the Colombian Government for a period of five years.

c.     Performance guarantees — In the normal course of business, the Company is required to secures construction obligations mainly in relation with the completion of construction contracts or the quality of its work through the granting of bonds or letters of credit. At December 31, 2002, the Company had granted such bonds or letters of credit mainly to its customers for U.S.$520 million, with a bonded amount of U.S.$155 million. These amounts will decrease over time as the Company completes the projects, and as the projects are accepted by customers.

     At December 31, 2002, certain affiliated companies which are engaged in the operation of municipal services and construction projects have outstanding, to guarantee their obligations and responsibilities under certain concession arrangements and construction contracts, guarantees in an amount of Ps.153,287 and U.S.$108.0 million, respectively, with bonded amounts of Ps.153,287 and U.S. $26 million, respectively.

d.     Leasing agreements — A principal subsidiary of the Company has entered into a lease agreement for machinery and equipment, tools and service for a 10 year period, which began in October 1998. The lease expense is calculated based on the usage of the machinery and equipment was Ps.43,268, Ps.27,520 and Ps.57,984, for 2002, 2001 and 2000, respectively. Such lease agreements do not stipulate a minimum usage requirement. In addition, beginning in 2002, a principal subsidiary of the Company began leasing office space under a 15-year operating lease. Such lease agreement stipulates annual lease revenues of approximately U.S.$1.8 million.

20.	Stockholders’ Equity

     a.     At December 31, 2002, the Company had a single class of common stock without par value, comprised of the following:

	Shares	Amount

Subscribed and paid share	621,561,433	Ps.	686,928
Shares held in Treasury	71,736,606		79,277

	693,298,039	Ps.	766,205

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

     Fixed capital amounts to Ps.480,713, and is comprised of 434,971,287 shares. Variable capital may not be more than ten times fixed capital.

     Of the Company’s shares held in Treasury, 17,435,837 are reserved for the convertible subordinated debentures (see Note 16).

     b.     At the Ordinary Stockholder’s Meeting held on April 19, 2002, the Stockholder’s approved the results of operations for the year ended December 31, 2001. At the Ordinary Stockholder’s Meeting held on April 2, 2001, the Stockholders approved the results of operations for the year ended December 31, 2000. Also, the Stockholders agreed to apply losses of Ps.(1,548,424) from year ended December 31, 2000 and the result due to the holding of nonmonetary assets of Ps.(346,525) against the cumulative restatement of common stock and the cumulative restatement of retained earnings (all nominal values). At the Ordinary Stockholders’ Meeting held on March 31, 2000, the stockholders approved the results of operations for the year ended December 31, 1999. Also, the stockholders agreed to apply losses from the year ended December 31, 1999 of Ps.1,538,577 and the result due to holding nonmonetary assets of Ps.1,395,301 against the cumulative restatement of common stock (all nominal values).

     c.     At the Ordinary Stockholders’ Meeting of March 31, 2000, the stockholders agreed to establish an employee stock option plan. 15,420,000 shares acquired under the Company’s stock repurchase plan were cancelled by reducing authorized variable capital by a nominal amount of Ps.17,041. Also, the shareholders agreed to cancel 128,043,079 shares issued in March 1992 by reducing variable capital by a nominal amount of Ps.141,508 and by declaring a variable capital increase of 5 percent of the total outstanding shares (30,910,543 shares representing an amount of Ps.34,161). This was done with the purpose of having a sufficient number of shares for the following two years, both for the purchase of shares under the new option plan and for the share plan bonus approved in 1992, designed exclusively for ICA’s management. Both plans were approved under the Mexican Securities Market Law.

     Based on the announcement made in the Diario Oficial de la Federación (Official Gazette) on April 7, 2000, shares were offered to stockholders pursuant to the exercise of their pre-emptive rights for a term of 15 days, ending April 22, 2000, at a quoted market price of Ps.3.75 per share (price as of March 31, 2000). Unsubscribed shares will be maintained in treasury. In case shares are partially or totally subscribed by the stockholders, the Meeting authorized an additional amount of 5% in order to have sufficient shares, both for the options plan and for the shares plan mentioned above.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

     Under the option plan, ICA’s employees are able to acquire the shares in treasury at the quoted market price of the day before the grant date, which may not be lower than Ps.3.75 per share. The term for exercising the option will be 7 years. Shares obtained through options may only be sold in Mexico through the Mexican Stock Exchange, by following the Mexican Law provisions related to confidential information.

     The maximum annual amount of options for the purchase of shares that may be granted may not exceed 1.5% of the total amount of outstanding shares at December 31 of the previous year.

     The option plan will be effective for ten years and the Board of Directors may modify or suspend it, depending on market conditions.

     During 2002 and 2001, under this plan, options were granted to ICA’s employees to buy 8,087,866 and 9,323,417 shares, respectively, at a price of Ps.3.88 and Ps.3.75 per share, respectively. At December 31, 2002, there were no available shares to grant under the plan, and no options at that date have been exercised. As of December 31, 2002 and 2001, 9,166,194 and 6,089,787 option were forfeited, respectively. The number of outstanding option at December 31, 2002 and 2001 was 17,518,252 and 12,506,796, respectively.

     d.     In accordance with the Ordinary Stockholders’ Meeting held on March 31, 2000, the Board of Directors agreed on April 24, 2000 to (all nominal values):

- Decrease unsubscribed common stock by 3,350,575 shares, from a total share amount of 30,910,543 held in treasury on March 31, 2000.

- Increase variable capital in an amount of Ps.3,705 (Ps.8,860 additional paid-in capital) represented by 3,350,575 shares.

     e.     Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to a 35% dividend tax, payable by the Company, in the event of distribution. Beginning January 1, 2003, such rate will be reduced by one percentage point each year until reaching 32% in 2005. Any income tax paid in 2002 on such distribution may be credited against future income tax payable by the Company in the three fiscal years following such payment.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

     As a result of the tax reform in 2003, tax paid on the distribution of the stockholders’ equity as of January 1, 2003, can only be credited against income tax for the year in which the dividend tax is paid and in the next two years.

     f.     At December 31, 2002 and 2001, stockholders’ equity at historical and restated values were as follows:

	2002

	Historical		Restatement		Total

Common stock	Ps.	686,928	Ps.	828,947	Ps.	1,515,875
Additional paid-in capital		1,585,975		2,878,554		4,464,529
Reserve for repurchase of shares		1,433,229		—		1,433,229
Accumulated deficit		(4,736,470)		1,402,570		(3,333,900)
Insufficiency from restatement of capital		—		(387,024)		(387,024)

	Ps.	(1,030,338)	Ps.	4,723,047	Ps.	3,692,709

	2001

	Historical		Restatement		Total

Common stock	Ps.	686,928	Ps.	856,054	Ps.	1,542,982
Additional paid-in capital		1,585,975		2,958,383		4,544,358
Reserve for repurchase of shares		1,433,229		—		1,433,229
Accumulated deficit		(3,413,597)		1,392,239		(2,021,358)
Insufficiency from restatement of capital		—		(270,279)		(270,279)

	Ps.	292,535	Ps.	4,936,397	Ps.	5,228,932

21.	Minority Interest in Consolidated Subsidiaries

     Minority interest consists of the following:

	December 31,

	2002		2001

Common stock	Ps.	461,779	Ps.	637,004
Accumulated deficit		(297,535)		(403,210)
Cumulative net effect of deferred income taxes		—		54,771
Insufficiency from restatement of capital		(12,167)		(130,512)

	Ps.	152,077	Ps.	158,053

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

22.	Other Expense, Net

     Other expense (income) net, consists of the following:

	Year Ended December 31,

	2002		2001		2000

Loss (gain) on sale of investments in shares	Ps.	185,885	Ps.	(212,351)	Ps.	3,017
Gain from early extinguishment of debt		(228,508)		(149,686)		(36,354)
Loss on sale of property, plant and equipment		67,001		101,394		95,401
Allowance for impairment (Note 4)		—		2,277,920		—
Write-off of goodwill		—		815,416		—
Severance costs		113,869		185,411		—
Write-off of recoverable value added tax derived from the highway concession restructuring by the Federal Government		75,731		—		—
Other		2,625		4,959		71,477

	Ps.	216,603	Ps.	3,023,063	Ps.	133,541

     During the fourth quarter of fiscal year 2001, the Company revised its projections for Almacenadora Sur, S.A. de C.V (“Alsur”) and C.P.C. Sociedad Anonima, (a company located in Argentina), as a result of the decrease in the operating results of Alsur, and the economic crisis in Argentina and the recurring operating losses for both subsidiaries. The Company determined that the projected results of these subsidiaries would not fully support the future amortization of their goodwill balance. As a result, the Company recognized an impairment charge writing-off the remaining carrying value of the subsidiaries’ goodwill included in other assets in 2001.

     During 2002 and 2001, the Company incurred severance cost of Ps.113,869 and Ps.185,411 due to a reduction in headcount to align its staffing levels with the Company’s current operations.

23.	Related Party Transactions

     a)     Transactions with related parties, carried out in the ordinary course of business, were as follows:

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

	Year Ended December 31,

	2002		2001		2000

Construction revenues (1)	Ps.	24,438	Ps.	36,923	Ps.	43,293
Services rendered (2)		23,984		62,060		53,534
Royalties (3)		50,084		46,893		52,883
Interest income (4)		14,922		46,060		3,633
Equipment leasing (5)		43,268		27,520		57,984

(1)	Revenues from providing construction services to Holding Dicomex, S. A, de C. V. an affiliate of the Company, engaged in the construction of the Arcos Bosques Building.

(2)	Primarily relates to administrative services provided to CIMA, an affiliate of the Company, for Ps.23,695, Ps.19,915 and Ps.2,569 for the years ended December 31, 2002, 2001 and 2000, respectively, and administrative services provided to Internacional de Contenedores de Veracruz, S. A. de C. V., an affiliate of the Company until October 2001, for Ps.34,485 and Ps.38,762 at December 31, 2001 and 2000, respectively.

(3)	Royalties paid until October 2001 for using the trade mark Fluor Daniel Mexico, S. A. de C. V., an affiliate of Fluor Corporation.

(4)	Primarily relates to interest income, earned on loans due from SETA, an affiliate of the Company, for Ps.14,922, and Ps.21,995 for the years ended December 31, 2002 and 2001, respectively, and interest income, earned on loans due from ICA Miramar Metro San Juan for Ps.19,703 and Ps.2,640 at December 31, 2001 and 2000, respectively.

(5)	Corresponds to the machinery leased from Ameco Services, S. de R. L. de C. V., an affiliate of Fluor Corporation.

     b)     Noncurrent receivables at December 31, 2002 and 2001, include loans granted to SETA, an affiliate of the company, for U.S.$17.1 million and Ps.165,990, respectively. The loans receivable mature in 2014 and earn an annual interest at the LIBOR rate plus 4.5 points, with interest payable annually beginning September 2004.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

24.	Post retirement benefits

     Net periodic pension cost for the years ended December 31, 2002, 2001 and 2000 for the Company’s post retirement benefits plans was Ps.34,104, Ps.78,937 and Ps.22,122, respectively, and accrued pension cost at December 31, 2002 and 2001 was Ps.162,647 and Ps.129,253, respectively. Plan assets were Ps.58,266 and Ps. 75,715 at December 31, 2002 and 2001, respectively. Other disclosures required by Bulletin D-3 are not material.

25.	Discontinued Operations

     a)     In February 2001, the Company entered into an agreement for the sale of the Company’s equity interest in subsidiaries which were engaged in the extraction, exploitation and commercialization of construction aggregates for a sales price of $122.4 million dollars. The sale occurred in March 2001.

     b)     During 2000, the Company’s Board of Directors adopted a formal plan for disposition of its manufacturing business. The plan resulted in suspending the operations of the manufacturing segment, as the activity of this segment was no longer viable. The activities developed by this segment comprised the design, engineering, manufacturing, construction, assembling, repairing and installation of different types of metallic goods.

     c)     Condensed information from these segments for the years ended December 31, 2001 and 2000 is presented as follows:

     Balance Sheet Data:

	December 31,
	2001

Current assets	Ps.	33,136
Property, plant and equipment		76,286	(1)
Current liabilities		(50,800)

Net assets from discontinued operations	Ps.	58,622

Income Statement Data:

	Year Ended December 31,

	2001			2000

Revenues	Ps.	150,255		Ps.	1,080,704
Operating (loss) income		(74,448)			(113,181)
Net income (loss)		261,452	(3)		(142,775	) (2)

(1)	Includes asset impairment adjustment of Ps.13,471 (Note 4).

(2)	Includes loss on disposal of Ps.154,693 of manufacturing segment.

(3)	Includes net gain on sale of investments in shares of Ps.384,351.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

26.	Business Segment Data

     For management purposes, the Company is organized into six major operating divisions, which are: civil construction, industrial construction, CPC-Rodio, real estate and housing development, infrastructure operations and corporate and other. The divisions are the basis on which the Company reports its primary segment information. The Company reports information in accordance with International Accounting Standard No. 14, “Segment Reporting”. The principal products for each of the operating segments are summarized below:

Operating Segment	Principal Products

Construction:

Civil construction	Heavy construction projects such as
highways, bridges, tunnels and dams, urban and housing construction, including transportation construction such as subway systems, shopping centers and automobile parking facilities

Industrial construction	Industrial construction such as energy generating and petrochemical plants

CPC - Rodio	Hydraulic projects construction, building, transportation and environmental infrastructure and gas pipelines

Real estate and housing development	Development, trading, ownership, sale, assistance, operation and administration of real estate

Infrastructure operations	Operation and maintenance of concessioned highways, bridges and tunnels, water supply systems, waste treatment and automobile parking facilities

Corporate and other	Operation of grain storage and distribution and corporate services

A summary of certain segment information is as follows:

	Construction

	Civil		Industrial		CPC - Rodio		Total Construction

2002:
REVENUES	Ps.	1,088,458	Ps.	3,898,236	Ps.	1,601,762	Ps.	6,588,456
Intersegment revenues and other		151,458		85,894		45,542		282,894
External revenues		937,000		3,812,342		1,556,220		6,305,562

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

	Construction

	Civil		Industrial		CPC - Rodio		Total Construction

RESULT:
Operating (loss) income	Ps.	(301,242)	Ps.	371,842	Ps.	(14,250)	Ps.	56,350
Financing cost		64,482		(87,863)		8,802		(14,579)
Income tax		15,866		107,767		27,154		150,787
Employee statutory profit sharing		—		46,187		—		46,187
Share in operations of affiliated companies		(81,658)		—		(31,254)		(112,912)
OTHER INFORMATION:
Segment assets		2,137,772		2,651,138		1,360,739		6,149,649
Investments in affiliated companies		121,145		—		17,232		138,377
Segment liabilities(1)		1,121,387		2,031,620		846,590		3,999,597
Capital expenditures (2)		13,415		4,458		91,254		109,127
Depreciation and Amortization		72,820		17,461		80,041		170,322

	Construction

	Civil		Industrial		CPC - Rodio		Total Construction

2001:
REVENUES	Ps.	2,614,424	Ps.	4,070,781	Ps.	1,923,339	Ps.	8,608,544
Intersegment revenues and other		308,622		108,203		188,282		605,107
External revenues		2,305,802		3,962,578		1,735,057		8,003,437
RESULT:
Operating (loss) income		(825,647)		196,503		(147,120)		(776,264)
Financing cost		180,986		(164,516)		(17,264)		(794)
Income tax		(9,492)		91,835		2,439		84,782
Employee statutory profit sharing		(49,350)		25,105		—		(24,245)
Share in operations of affiliated companies		(86,601)		—		12,205		(74,396)
OTHER INFORMATION:
Segment assets		3,325,306		3,367,237		1,401,140		8,093,693
Investments in affiliated companies		42,540		—		57,242		99,782
Segment liabilities(1)		2,331,334		2,701,234		827,637		5,860,205
Capital expenditures (2)		52,086		8,021		79,503		139,610
Depreciation and Amortization		179,063		21,133		61,320		261,516

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

	Construction

	Civil		Industrial		CPC - Rodio		Total Construction

2000:
REVENUES	Ps.	5,172,219	Ps.	3,679,908	Ps.	2,117,835	Ps.	10,969,962
Intersegment revenues and other		981,521		30,622		148,802		1,160,945
External revenues		4,190,698		3,649,286		1,969,033		9,809,017
RESULT:
Operating (loss) income		(834,940)		280,032		(132,791)		(687,699)
Financing cost		127,944		(187,930)		31,451		(28,535)
Income tax		(167,234)		150,047		1,846		(15,341)
Employee statutory profit sharing		2,983		45,855		—		48,838
Share in operations of affiliated companies		(347,886)		—		(20,550)		(368,436)
OTHER INFORMATION:
Segment assets		4,956,101		2,987,335		1,295,142		9,238,578
Investments in affiliated companies		42,454		3,785		13,024		59,263
Segment liabilities(1)		1,425,424		2,275,159		674,523		4,375,106
Capital expenditures (2)		138,827		17,841		14,726		171,394
Depreciation and Amortization		365,590		103,744		64,509		533,843

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

	Real Estate (RE) and housing		Infrastructure operations		Corporate
	development		(IO)		and Other		Consolidated

2002:
REVENUES	Ps.	1,298,158	Ps.	647,929	Ps.	820,022	Ps.	9,354,565
Intersegment revenues and other		377,124		91,402		619,488		1,370,908
External revenues		921,034		556,527		200,534		7,983,657
RESULT:
Operating (loss) income		(19,016)		114,635		(2,602)		149,367
Financing cost		(16,260)		134,126		332,396		435,683
Income tax		69,832		14,712		280,741		516,072
Employee statutory profit sharing		—		1,533		301		48,021
Share in operations of affiliated companies		(25,169)		5,278		6,893		(125,910)
OTHER INFORMATION:
Segment assets		1,996,895		5,263,029		752,578		14,162,151
Investments in affiliated companies		180,533		499,979		94,405		913,294
Segment liabilities(1)		239,414		485,813		191,498		4,916,322
Capital expenditures (2)		147		36,133		21,282		166,689
Depreciation and Amortization		19,227		140,498		79,454		409,501

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

	Real Estate
	(RE) and
	housing		Infrastructure		Corporate
	development		operations (IO)		and Other		Consolidated

2001:
REVENUES	Ps.	917,714	Ps.	813,025	Ps.	1,166,670	Ps.	11,505,953
Intersegment revenues and other		147,277		47,261		883,741		1,683,386
External revenues		770,437		765,764		282,929		9,822,567
RESULT:
Operating (loss) income		(305,073)		295,635		7,313		(778,389)
Financing cost		48,135		246,555		219,238		513,134
Income tax		47,078		12,768		72,163		216,791
Employee statutory profit sharing		—		979		463		(22,803)
Share in operations of affiliated companies		(37,048)		19,663		35,748		(56,033)
OTHER INFORMATION:
Segment assets		2,787,869		5,225,171		2,503,829		18,610,552
Investments in affiliated companies		526,046		511,009		124,087		1,260,924
Segment liabilities (1)		282,558		1,030,911		(218,681)		6,954,993
Capital expenditures (2)		4,107		43,275		73,248		260,240
Depreciation and Amortization		26,196		216,316		730,955		1,234,983

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

	Real Estate
	(RE) and
	housing		Infrastructure		Corporate
	development		operations (IO)		And Other		Consolidated

2000:
REVENUES	Ps.	1,028,655	Ps.	911,227	Ps.	1,996,519	Ps.	14,906,363
Intersegment revenues and other		213,818		143,026		1,638,900		3,156,689
External revenues		814,837		768,201		357,619		11,749,674
RESULT:
Operating (loss) income		(3,822)		111,002		21,960		(558,559)
Financing cost		46,293		484,380		139,485		641,623
Income tax		30,706		54,035		(192,211)		(122,811)
Employee statutory profit sharing		—		3,252		184		52,274
Share in operations of affiliated companies		(24,699)		150,162		128,125		(114,848)
OTHER INFORMATION:
Segment assets		4,293,062		7,193,331		6,116,212		26,841,183
Investments in affiliated companies		1,327,498		710,159		193,099		2,290,019
Segment liabilities (1)		240,293		1,885,423		1,257,897		7,758,719
Capital expenditures (2)		18,850		921,834		238,081		1,350,159
Depreciation and Amortization		34,050		121,623		466,999		1,156,515

(1)  Segment liabilities include only the operating liabilities attributable to each segment.

(2)  Capital expenditures include purchases of property, plant and equipment, investments in concessions and other assets.

     The Company’s principal consolidated net revenues are from construction contracts with various Mexican public- and private- sector entities, as well as foreign public- and private- sector entities, summarized as follows:

	Year Ended December 31,

	2002		2001		2000

National:
a. Public sector
Petróleos Mexicanos	Ps.	588,451	Ps.	936,623	Ps.	2,431,296
Secretaría de Comunicaciones y Transportes		5,467		752,107		1,485,519
Instituto Mexicano del Seguro Social		3,531		267,962		71,072
Mexican State Governments		51,589		138,932		300,357
Departamento del Distrito Federal		22,457		119,464		286,006
b. Private sector
Sempra Energy		876,305		513,046		—
Thomson Consumer Electronics		—		375,384		545,652
Apasco Rados		74,206		332,542		—
Transalta Campeche		397,783		295,651		—
Iberdrola, Altamira III y IV		1,192,565		275,202		—
Global Crossing Mexicana, S.A. de C.V.		267		186,775		35,656
ICA Reichmann (Torre Chapultepec)		41,753		36,529		109,269
Compañía de Nitrógeno Cantarell, S.A. de C.V.		2,744		31,642		138,246
Basf Mexicana, S.A. de C.V.		111,460		—		—

	Year Ended December 31,

	2002		2001		2000

Foreign:
a. Public and private sector
Puerto Rico	Ps.	188,768	Ps.	401,283	Ps.	576,409
Colombia		30,580		22,771		116,176
Venezuela		11,820		—		—
Guatemala		45,607		55,935		268,495
Chile		—		—		66,083
Argentina		99,959		538,582		894,182
Dominican Republic		443,142		858,582		—
Spain		1,456,261		1,196,475		1,074,851

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

     The six Company’s segments operate in four principal geographical areas in the world: Mexico, its home country, Spain, United States and Latin America. The Company’s operations by geographic area were as follows:

			Foreign

					United		Latin
	Mexico		Spain		States		America		Total

2002:
Revenues:
Construction	Ps.	4,280,091	Ps.	1,456,261	Ps.	11,891	Ps.	557,319	Ps.	6,305,562
Housing development		490,104		—		—		—		490,104
RE and IO		687,559		—		—		299,898		987,457
Other		200,534		—		—		—		200,534

Total revenues		5,658,288		1,456,261		11,891		857,217		7,983,657
Capital expenditures		61,989		91,254		2,269		11,177		166,689
Fixed assets		945,216		310,923		5,729		61,248		1,323,116
Total assets		8,050,028		1,289,551		1,295,250		3,531,322		14,162,151
2001:
Revenues:
Construction	Ps.	5,316,622	Ps.	1,196,475	Ps.	70,048	Ps.	1,420,292	Ps.	8,003,437
Housing development		295,824		—		—		—		295,824
RE and IO		865,129		—		—		375,248		1,240,377
Other		282,929		—		—		—		282,929

Total revenues		6,760,504		1,196,475		70,048		1,795,540		9,822,567
Capital expenditures		146,254		75,151		1,823		37,012		260,240
Fixed assets		1,727,516		244,072		17,747		216,700		2,206,035
Total assets		11,922,059		1,004,839		1,546,500		4,137,154		18,610,552
2000:
Revenues:
Construction	Ps.	7,572,281	Ps.	1,074,850	Ps.	184,760	Ps.	977,126	Ps.	9,809,017
Housing development		335,103		—		—		—		335,103
RE and IO		896,100		—		—		351,835		1,247,935
Other		357,619		—		—		—		357,619

Total revenues		9,161,103		1,074,850		184,760		1,328,961		11,749,674
Capital expenditures		433,761		8,164		30,884		877,350		1,350,159
Fixed assets		3,376,513		137,526		18,005		299,218		3,831,262
Total assets		20,260,204		788,756		1,506,860		4,285,363		26,841,183

27. Financial Instruments

     a) Derivative Financial Instruments- At December 31, 2000 the Company has entered into foreign exchange forward contracts totaling U.S.$60 million to hedge the Company’s exposure to exchange rate fluctuation resulting from obligations denominated in U.S. dollars maturing in May 2001. The contracts were paid on that date. The Company has no derivative financial instruments outstanding at December 31, 2002 or 2001.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

     b) Fair Value — The estimated fair value amounts have been determined using available market information or other appropriate valuation methodologies that require considerable judgment for interpreting market data and developing estimates. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The carrying amounts of the Company’s cash equivalents and current notes payable approximate fair value because they have relatively short-term maturities and bear interest at variable rates tied to market indicators. The Company’s long-term debt consists of debt instruments that bear interest at fixed rates or variable rates tied to market indicators. The estimated fair values of the Company’s investments and financial instruments are as follows:

	Years Ended December 31,

	2002					2001

			Estimated Fair						Estimated Fair
	Carrying Value		Value			Carrying Value			Value

Cash and cash equivalents	Ps.	2,887,987	Ps.	2,887,987		Ps.	3,658,674		Ps.	3,658,674

Notes payable	Ps.	823,683	Ps.	823,683		Ps.	1,408,521		Ps.	1,408,521

Long-term debt:
Instruments bearing interest at variable rates	Ps.	3,047,421	Ps.	3,047,421		Ps.	2,741,584		Ps.	2,741,584
Instruments bearing interest at fixed rates		1,189,503		886,297	(1)		1,731,002	(1)		1,229,729

Long-term debt including current portion	Ps.	4,236,924	Ps.	3,933,718		Ps.	4,472,586		Ps.	3,971,313

(1)  It corresponds to the subordinated debentures convertible and COP’S (Acapulco Tunnel).

28. Subsequent Events

     Due to the exchange controls established by the Government of Venezuela in January 2003, and the operating and maintenance restrictions imposed on the Caracas - La Guaira Highway as discussed in Note 11, the Company’s management decided to unconsolidate the assets and liabilities of AUCOVEN and recognize such investment using the equity method beginning in January 1, 2003. The net assets at December 31, 2002 were Ps. 55,458.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

29.   Differences Between Mexican and United States of America Accounting Principles

     The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The following reconciliations to U.S. GAAP do not include the reversal of the adjustments required under Bulletin B-10, except as discussed in Note 29(d). The application of Bulletin B-10, represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting. Bulletin B-10 also requires the restatement of all financial statements to pesos as of the date of the most recent balance sheet presented.

     As mentioned in Note 3(a) the Company restates prior period consolidated financial statements using a weighted-average rate that incorporates the effects of inflation in Mexico for the Company’s Mexican operations using the NCPI, and inflation and currency exchange rate fluctuations in countries in which the Company has foreign subsidiaries (the “Restatement Factor”). However, because the Restatement Factor used to restate prior period financial statements incorporates the effects of changes in foreign currency exchange rates through the most recent balance sheet date, it is considered a difference between Mexican GAAP and U.S. GAAP. For purposes of the U.S. GAAP reconciliation, prior period balances are restated only for changes in the NCPI as discussed in Note 29(e).

     As permitted under Bulletin A-8, the Company has followed certain aspects of U.S. GAAP in the preparation of its Mexican GAAP financial statements where accounting principles under Mexican GAAP do not exist. Accordingly, for each of the years ended December 31, 2002, 2001 and 2000, the material differences in net loss between Mexican GAAP and U.S. GAAP relate to the effects of Bulletin B-15, capitalization of financing costs, deferred employee statutory profit-sharing, deferred income taxes, restatement of foreign source fixed assets, gain recognized on the sale of foreign subsidiaries and in 2001 the accounting for the Argentine devaluation that occurred in January 2002.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

     The principal differences, other than inflation accounting, between Mexican GAAP and US GAAP and the effect on net (loss) income and total stockholders’ equity are presented below with an explanation of the adjustments:

	Millions of
	U.S. Dollars
	(Convenience
	Translation)
	Year Ended	Years Ended December 31,
	December 31,
Reconciliation of net income of majority interest	2002	2002		2001		2000

Net loss reported under Mexican GAAP	$(127)	Ps.	(1,322,874)	Ps.	(4,491,197)	Ps.	(1,714,094)
U.S. GAAP adjustments for:
B-15 effect	—		—		78,897		5,396
Deferred income taxes	4		40,028		(8,923)		(63,543)
Deferred employee statutory profit-sharing	(4)		(48,313)		(23,927)		(35,611)
Capitalization of financing costs	1		15,471		(10,874)		(22,527)
Restatement of foreign sourced fixed assets	—		(6,097)		(53,461)		(33,468)
Gain on sale of foreign subsidiaries	—		—		221,908		—
Exchange loss from Argentine subsidiary	2		24,856		(24,856)		—
Minority interest applicable to above adjustments	—		706		74,199		119,830

Net loss under U.S. GAAP	$(124)	Ps.	(1,296,223)	Ps.	(4,238,234)	Ps.	(1,744,017)

	Millions of
	U.S. Dollars
	(Convenience
	Translation)	Years Ended December 31,
	December 31,
Reconciliation of stockholders’ equity	2002	2002		2001		2000

Total stockholders’ equity reported under Mexican GAAP	$369	Ps.	3,844,786	Ps.	5,386,985	Ps.	10,994,102
B-15 effect	—				(94,631)		(34,615)
Less minority interest in consolidated subsidiaries included as stockholders’ equity under Mexican GAAP	(15)		(152,077)		(155,276)		(1,042,732)

	354		3,692,709		5,137,078		9,916,755
U.S. GAAP adjustments for:
Effect on retained earnings from:
Deferred income taxes	(179)		(1,860,901)		(1,900,929)		(1,892,006)
Deferred employee statutory profit-sharing	(19)		(198,007)		(149,694)		(125,767)
Restatement of foreign sourced fixed assets	(14)		(147,955)		(141,858)		(88,397)
Capitalization of financing costs	(13)		(138,413)		(153,884)		(143,010)
Gain on sale of foreign subsidiaries	21		221,908		221,908		—
Exchange loss from Argentine subsidiary	—		—		(24,856)		—
Effect on insufficiency from restatement of Capital related to:
Deferred income taxes	135		1,410,520		1,413,946		1,430,343
Deferred employee statutory profit-sharing	7		69,528		69,528		56,591
Restatement of foreign sourced fixed assets	18		186,529		214,194		167,345
Gain on sale of foreign subsidiaries	(21)		(221,908)		(221,908)		—
Cumulative effect for D-4 adoption	43		444,708		444,708		444,708
Minority interest applicable to above adjustments	16		173,937		173,229		99,030

Stockholders’ equity under U.S. GAAP	$348	Ps.	3,632,655	Ps.	5,081,462	Ps.	9,865,592

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

     A summary of changes in stockholders’ equity giving effect to the U.S. GAAP adjustments described above is as follows:

			Additional		Reserve for						Total
			Paid-in		Repurchase of		Retained		Other Comprehensive		Stockholders’
	Common Stock		Capital		Shares		Earnings		Income		Equity

Balance at January 1, 2000	Ps.	6,615,244	Ps.	4,454,231	Ps.	1,947,140	Ps.	(1,096,193)	Ps.	(33,292)	Ps.	11,887,130
Inssuance of common stock		4,307		10,300		—		—		—		14,607
Application of losses from prior year (1)		(3,423,012)		—		—		2,146,396		1,276,616		—
Loss due to holding nonmonetary assets		—		—		—		—		(342,346)		(342,346)
Realized loss on investments in debt securities net of taxes		—		—		—		—		24,800		24,800
Net loss		—		—		—		(1,744,017)		—		(1,744,017)
Effect on insufficiency from restatement of capital related to:
Deferred income taxes		—		—		—		—		(46,988)		(46,988)
Deferred employee statutory profit-sharing		—		—		—		—		(13,350)		(13,350)
Restatement of foreign sourced fixed assets		—		—		—		—		48,449		48,449
Effect of minority interest on U.S. GAAP adjustments to stockholders’ equity		—		—		—		—		37,307		37,307

Balance at December 31, 2000		3,196,539		4,464,531		1,947,140		(693,814)		951,196		9,865,592
Application of losses from prior years (1)		(1,680,666)		—		—		1,314,948		365,718		—
Loss due to holding nonmonetary assets		—		—		—		—		(367,377)		(367,377)
Net loss		—		—		—		(4,238,234)		—		(4,238,234)
Effect on insufficiency from restatement of capital related to:
Deferred income taxes		—		—		—		—		(16,397)		(16,397)
Deferred employee statutory profit sharing		—		—		—		—		12,937		12,937
Restatement of foreign sourced fixed assets		—		—		—		—		46,849		46,849
Gain on sale of foreign subsidiaries		—		—		—		—		(221,908)		(221,908)

Balance at December 31, 2001		1,515,873		4,464,531		1,947,140		(3,617,100)		771,018		5,081,462
Loss due to holding nonmonetary assets		—		—		—		—		(121,493)		(121,493)
Net loss		—		—		—		(1,296,223)		—		(1,296,223)
Effect on insufficiency from restatement of capital related to:
Restatement of foreign sourced fixed assets		—		—		—		—		(27,665)		(27,665)
Deferred income taxes		—		—		—		—		(3,426)		(3,426)

Balance at December 31, 2002	Ps.	1,515,873	Ps.	4,464,531	Ps.	1,947,140	Ps.	(4,913,323)	Ps.	618,434	Ps.	3,632,655

(1)     See note 20.b regarding application of losses from prior years.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

(a)   Deferred Income Taxes and Employee Statutory Profit-Sharing —

Effective January 1, 1999, the Company adopted Bulletin D-4 which requires a methodology similar to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS No. 109). For U.S. GAAP purposes, the Company applies SFAS No. 109.

The Company calculates a deferred employee statutory profit-sharing liability for U.S. GAAP purposes based on temporary differences between the financial reporting basis and the employee statutory profit-sharing basis of assets and liabilities for those subsidiaries of the Company which have employees in Mexico.

The portion of deferred taxes and deferred employee statutory profit-sharing attributable to the insufficiency from restatement of capital is reflected as an adjustment to the insufficiency from restatement of capital.

Under U.S. GAAP, employee statutory profit-sharing expense or benefit would be accounted for as a component of operating expenses. Such amount is reported for Mexican GAAP below operating income.

The resulting deferred tax assets and liabilities at December 31, 2002 and 2001 are summarized as follows:

	December 31,

	2002		2001

Deferred income taxes under Mexican GAAP (see note 18.e)	Ps.	1,196,757	Ps.	882,823
Effect of Bulletin B-15		—		(15,508)

		1,196,757		867,315
Restatement of foreign sourced fixed assets		13,501		(25,317)
Foreign subsidiaries tax loss carryforwards		928,446		878,852
Valuation allowances		(928,446)		(878,852)

Net deferred tax asset under USGAAP	Ps.	1,210,258	Ps.	841,998

Current:
Liabilities	Ps.	(375,591)	Ps.	(710,727)
Assets		776,019		903,777

Net current deferred tax asset		400,428		193,050

Non-current:
Liabilities		(73,293)		(155,543)
Assets		4,602,937		3,928,236

Net non-current deferred tax asset before valuation allowance		4,529,644		3,772,693
Valuation allowance		(3,719,814)		(3,123,745)

Net non-current deferred tax asset		809,830		648,948

Net deferred tax asset under USGAAP	Ps.	1,210,258	Ps.	841,998

\

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

The components of deferred employee statutory profit-sharing at December 31, 2002 and 2001 are summarized as follows:

	December 31,

	2002		2001

Cost and estimated earnings (losses) in excess of billings on uncompleted contracts	Ps.	(37,423)	Ps.	(23,567)
Inventories		(1,176)		5,901
Accrued expenses and reserves		31,882		93,755
Advances from clients		34,800		86,937
Property, plant and equipment		—		12,315
Other		172		(107,200)

Net deferred employee statutory profit-sharing asset	Ps.	28,255	Ps.	68,141

(b)   Minority Interest

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

(c)  Capitalization of Financing Costs

Total financing costs are subject to capitalization under Mexican GAAP, including foreign exchange gains and losses, interest income and expense, and gains and losses from monetary position. Under U.S. GAAP, foreign exchange gains and losses, interest income and monetary position gains and losses on debt are not capitalizable. Consequently, in 2002, 2001 and 2000 such amounts capitalized under Mexican GAAP have been reversed and treated as income or expense as appropriate, and the related effects of depreciation on the amounts capitalized have been reversed.

(d)   Restatement of Foreign Sourced Fixed Assets

Effective January 1, 1997, the Company adopted the Fifth Amendment to Bulletin B-10 which allows foreign sourced fixed assets to be restated for inflation using either of two methodologies. Under the first methodology, foreign sourced fixed assets are restated by applying Mexican NCPI factors to the original cost of the asset, denominated in pesos. The alternate methodology, which is utilized by the Company, restates foreign sourced fixed assets by applying the inflation factor of the country of origin to the original cost, denominated in the foreign currency, and then translating such amounts into pesos at the foreign exchange rate in effect at the most recent balance sheet date.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

The alternate methodology is not consistent with Regulation S-X Rule 3-20(d) of the Securities and Exchange Commission. Accordingly, foreign sourced fixed assets have been restated using the Mexican NCPI applied to original cost (the balance of the related assets at December 31, 1997 or historical cost if acquired subsequent to 1997), in pesos, for purposes of the U.S. GAAP reconciliation.

For the year ended December 31, 2001, the U.S. GAAP adjustment for foreign sourced fixed assets includes the reduction to the gain on sale of a subsidiary of the Company due to foreign sourced fixed assets owned by such subsidiary.

(e)   B-15 Effects

Effective January 1, 1998, the Company adopted Bulletin B-15. Adoption of the new standard changed the factor used to restate prior period consolidated financial statements presented for comparative purposes for the effects of inflation from a rate based solely on the NCPI to a weighted-average rate that incorporates the effects of inflation in Mexico for the Company’s Mexican operations using the NCPI, and inflation and currency exchange rate fluctuations in countries in which the Company has foreign subsidiaries (the “Restatement Factor”).

However, because the Restatement Factor used to restate prior period financial statements incorporates the effects of changes in foreign currency exchange rates through the most recent balance sheet date, it is not consistent with Regulation S-X Rule 3-20(d) of the Securities and Exchange Commission. Therefore, for purposes of the U.S. GAAP reconciliation, prior period consolidated financial statements are only restated for changes in the NCPI.

The Restatement Factor used by the Company to restate prior period amounts was 1.0759 and the applicable NCPI factor used for purposes of the U.S. GAAP reconciliation is 1.0570. The amounts that would result from using NCPI rather than Restatement Factor on individual line items in the 2001 and 2000 financial statements may be computed by dividing the reported Mexican GAAP amount by 1.0759 and multiplying the result by 1.0570.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

(f)   Gain on Sale of Foreign Subsidiaries

During 2001, the Company sold its share in entities that were engaged in the aggregates segment, which included foreign subsidiaries. Under Mexican GAAP, the calculation of the gain from the sale of foreign subsidiaries is determined by comparing the net book value of the subsidiary, excluding cumulative translation adjustments, to the proceeds from sale. For U.S. GAAP, the calculation of the gain is determined by comparing the net book value of the subsidiary including cumulative translation adjustments, to the proceeds from the sale. As a result, for the foreign subsidiaries sold, including the cumulative translation adjustments in the calculation of the gain increases the gain recognized for U.S. GAAP by Ps.221,908, as compared to Mexican GAAP. for U.S. GAAP, the overall effect of this difference on equity is zero; however, retained earnings and insufficiency from restatement of capital would both increase by Ps.221,908.

(g)   Exchange loss from Argentine Subsidiary

For Mexican GAAP purposes, the translation of the financial statements for the year ended December 31, 2001 of the Company’s subsidiary in Argentina was performed using an exchange rate of one Argentine peso to one U.S. dollar (based on the December 31, 2001 U.S. dollar/Mexican peso exchange rate), the last published exchange rate in Argentina before December 31, 2001. However, for U.S. GAAP purposes, because the Argentine government officially closed the foreign exchange markets in December 2001 and reopened them in January 2002 at a new floating rate, the Company used the new floating opening rate of January 11, 2002. Such rate was 1.65 Argentine pesos to one U.S. dollar. This difference in the exchange rate used resulted in the exchange loss being recorded in 2001 for U.S. GAAP purposes, but recorded in 2002 for Mexican GAAP.

(h)  Other Differences and Supplemental U.S. GAAP and Securities and Exchange Commission Disclosures

(1)	Interest Expense — During the year ended December 31, 2000, the Company recognized Ps.280,088 in realized losses from the sale of UDI — denominated bonds (pagarés de indemnización carretera or PICs as such bonds are commonly known in Mexico). Under Mexican GAAP this amount has been included as a component of interest expense in the consolidated statements of operations. Under U.S. GAAP, these losses would be considered as a component of operating income. This difference, which does not affect the determination of net loss, would increase operating loss and decrease interest expense by Ps.280,088.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

(2)	Other expense net — During 2002, the Company recorded Ps.113,869 and Ps.75,731 of severance cost and write-offs of value added tax, respectively, as other expense. During 2001, the Company recorded other expense of Ps.3,278,747 as a result of severance cost and the allowance for impairment of the investment in concessions, property plant and equipment, and goodwill. Under U.S. GAAP, these expenses would be considered a component of operating income. This difference, which does not affect the determination of net loss, would decrease other expense, net and increase operating loss.

(3)	Reporting discontinued operations — For Mexican GAAP purposes, the term discontinued operations refers to the operations of a segment of a business that has been sold, abandoned or otherwise disposed of, or is the subject of a formal plan of disposition. Beginning January 1, 2002, for U.S. GAAP purposes, the term discontinued operations refers to the operations of a component of an entity that, subject to certain conditions, has been sold, abandoned or classified as held for sale. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component may be a reportable or operating segment, a reporting unit, a subsidiary or an asset group. As such, beginning January 1, 2002, an item may meet the definition of a discontinued operation for U.S. GAAP purposes, but not for Mexican GAAP purposes. In addition, for U.S. GAAP purposes, the results of operations of a component classified as held for sale shall be reported in discontinued operations in the periods in which they occur.

During the year ended December 31, 2002, the Company sold its shares in various subsidiaries, as discussed in Note 2 to the accompanying consolidated financial statements, and recognized a gain on the disposal of these subsidiaries of Ps.72,993. As such subsidiaries were not business segments, such sales were not classified as discontinued operations for Mexican GAAP purposes; however, the sale of such subsidiaries is reported as discontinued operations for U.S. GAAP purposes. This difference, which does not affect the determination of consolidated net loss for the years ended December 31, 2002, 2001 and 2000, would decrease operating income by Ps.3,440, Ps.40,619 and Ps.80,963, respectively, and would increase loss from continuing operations by Ps.73,015, Ps.8,118 and Ps.13,508, respectively. As such, income from discontinued operations for the years ended December 31, 2002, 2001 and 2000 would increase by Ps.73,015, Ps.8,118 and Ps.13,508, respectively.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

(4)	The Company presents its supplemental cash flow information exclusive of the effects of inflation. Such information for the years ended December 31, 2002, 2001 and 2000 is presented below:

	Millions of U.S.
	Dollars (Convenience
	Translation) Year	Years Ended December 31,
	Ended December 31,
	2002	2002		2001		2000

OPERATING ACTIVITIES:
Consolidated net loss	$(115)	Ps.	(1,192,922)	Ps.	(4,303,155)	Ps.	(1,520,809)
Effects of inflation	(10)		(107,386)		224,664		64,388

Consolidated net loss exclusive of inflation- Mexican GAAP	(125)		(1,300,308)		(4,078,491)		(1,456,421)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	38		398,801		616,869		1,014,112
Deferred income tax benefit	(2)		(18,120)		(342,968)		(257,126)
Provision for seniority premiums and severance payments	3		31,965		32,531		31,791
Loss on sale of property, plant and equipment	—		(1,095)		148,734		134,332
Asset impairment adjustment	—		—		2,963,046		—
Allowance for doubtful accounts	—		—		353,774		—
Share in net loss of affiliated companies	12		122,620		116,587		99,843
Loss (income) on sale of investments	11		112,721		(266,441)		3,224
Income for disposition of assets from discontinued operations	—		—		(337,493)		(12,420)
Unpaid interest expense	—		—		—		14,983
Unpaid exchange (gain) loss	15		152,949		(113,115)		36,877
Uncollected interest income	(1)		(10,295)		(57,625)		(44,126)
Gain on repurchase of debt	(22)		(228,394)		(135,486)		(31,414)
Realized loss on sale of PIC’s	—		—		—		242,312
Long-term provisions	(1)		(6,703)		68,522		—
Changes in operating assets and liabilities (excluding acquisitions and disposals):
Trade receivables	20		203,547		(90,449)		(187,116)
Contract receivables	(45)		(467,346)		415,987		407,988
Cost and estimated earnings in excess of billings on uncompleted contracts	62		651,021		198,728		131,134
Investments in debt securities	—		—		—		401,854
Other receivables	55		577,319		700,253		(159,906)
Inventories	(2)		(24,078)		126,154		5,978
Real estate inventories	28		291,594		155,926		200,354
Trade accounts payable	(10)		(107,455)		(62,170)		76,484
Other current liabilities	(158)		(1,657,985)		(444,794)		(194,401)
Advances from customers	6		66,345		209,159		(101,550)

Cash (used in) provided by operating activities	(116)		(1,212,897)		177,238		356,786

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

	Millions of U.S.
	Dollars (Convenience
	Translation) Year
	Ended December 31,	Years Ended December 31,

	2002	2002		2001		2000

INVESTING ACTIVITIES:
Cash from disposal of discontinued operations	—		—		1,133,005		126,551
Investment in property, plant and equipment	(10)		(102,179)		(143,826)		(329,300)
Investment in concessions	(2)		(24,777)		(24,691)		(795,418)
Proceeds from sale of property, plant and equipment	66		695,503		380,017		244,711
Proceeds from sales of concessions	10		100,000		—		—
Proceeds from sale of PIC’s	—		—		—		2,230,993
Investment in affiliated companies	(1)		(9,282)		(161,994)		(454,352)
Proceeds from sale of investments	52		543,204		2,303,824		71,828
Deferred asset taxes	(3)		(35,390)		(35,623)		(49,029)

Cash provided by investing activities	112		1,167,079		3,450,712		1,045,984

FINANCING ACTIVITIES:
Payments of long-term debt	(36)		(373,872)		(985,606)		(1,023,212)
Proceeds from long-term debt	123		1,285,991		634,439		443,926
Payments of notes payable	(71)		(743,825)		(1,030,240)		(1,007,079)
Short-term debt	11		109,858		111,558		845,812
Repurchase of long-term debt	(43)		(446,333)		(351,164)		(309,206)
Issuance of common stock	—		—		—		12,565
Decrease in minority interest	(25)		(255,570)		(872,477)		(312,969)
Other long-term liabilities	(4)		(43,015)		(119,296)		(42,883)

Cash used in financing activities	(45)		(466,766)		(2,612,786)		(1,393,046)

Net (decrease) increase in cash and cash equivalents	(49)		(512,584)		1,015,164		9,724
Cash and cash equivalents at beginning of the year	351		3,658,674		2,624,986		2,848,046
Effect of inflation and exchange rates on cash	(25)		(258,103)		18,524		(232,784)

Cash and cash equivalents at end of the year	$277	Ps.	2,887,987	Ps.	3,658,674	Ps.	2,624,986

Cash paid for:
Interest		Ps.	520,712	Ps.	864,308	Ps.	958,969
Income taxes			307,514		140,195		48,319

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

(5)	Statement of Comprehensive Loss—The Company’s statements of comprehensive loss for the years ended December 31, 2002, 2001 and 2000, giving effect to the U.S. GAAP adjustments described above, are set forth below:

	Millions of
	U.S. dollars
	(Convenience
	Translation)
	Year Ended
	December 31,	Years Ended December 31,

	2002	2002		2001		2000

Net loss under U.S. GAAP	$(124)	Ps.	(1,296,223)	Ps.	(4,238,234)	Ps.	(1,744,017)

Other comprehensive loss:
Loss due to holding nonmonetary assets as reported under Mexican GAAP	(12)		(121,493)		(367,376)		(342,346)
U.S. GAAP adjustments to gain (loss) due to holding nonmonetary assets:
Deferred income taxes	—		(3,426)		(16,397)		(46,988)
Deferred employee statutory profit-sharing	—		—		12,937		(13,350)
Restatement of foreign source fixed assets	(3)		(27,665)		46,848		48,449
Translation adjustment from sale of foreign subsidiaries	—		—		(221,908)		—
Minority interest applicable to above adjustments	—		—		—		37,307
Changes in unrealized loss on investments in debt securities net of taxes classified as available-for-sale	—		—		—		24,800

	(15)		(152,584)		(545,896)		(292,128)

Comprehensive loss under U.S. GAAP	$(139)	Ps.	(1,448,807)	Ps.	(4,784,130)	Ps.	(2,036,145)

Accumulated other comprehensive income at December 31, 2002, 2001 and 2000, giving effect to the U.S. GAAP adjustments discussed above, and after the effects of various approvals by the stockholders to reclassify amounts in stockholders’ equity (see Note 20.b), are Ps.618,434, Ps.771,018 and Ps.951,196, respectively. The only component of other comprehensive income is the loss due to holding nonmonetary assets under U.S. GAAP.

(6)	Earnings Per Share in Accordance With U.S. GAAP—Basic earnings per share is calculated by dividing income (loss) available to common stockholders by the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated by adjusting net income and weighted average number of shares, under the assumption that the Company’s convertible debentures and vested stock options have been converted to common stock as of the beginning of each period presented, to the extent such calculation is dilutive.

Earnings per share for the years ended December 31, 2002, 2001 and 2000 is presented below:

	Years Ended December 31,

	2002		2001		2000

Basic loss per share:
Loss before discontinued operations	Ps.	(2.203)	Ps.	(7.602)	Ps.	(2.545)
Gain (loss) from discontinued operations		0.118		0.783		(0.266)

Net loss per share	Ps.	(2.085)	Ps.	(6.819)	Ps.	(2.811)

Weighted average shares outstanding (000’s)		621,561		621,561		620,524

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

(7)	Stock Option Plan—Options outstanding as of December 31, 2002 consist of 17,518,252 options with exercise prices ranging from Ps. 3.75 to Ps. 3.88 and a weighted-average remaining contractual life of 5.5 years. Such options vest ratably over a period of three years and, as of December 31, 2002 and 2001, options exercisable consist of 6,126,666 and 2,843,066 options, respectively, at a weighted average exercise price of Ps. 3.75. In accordance with the plan (see note 20.c), the exercise price of the option corresponds to the market price on the day before the grant date, therefore, there was no compensation expense recognized in the financial statements, in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) for U.S. GAAP.

The following table reflects the Company’s employee stock option activity from January 1, 2000 through December 31, 2002, and the weighted average exercise prices:

	Number of	Weighted Average
	Shares	Exercise Price

Options outstanding at January 1, 2000
Granted	9,273,163	Ps.	3.75
Forfeited	(743,966)		3.75

Options outstanding at December 31, 2000	8,529,197		3.75
Granted	9,323,417		3.75
Forfeited	(5,345,821)		3.75

Options outstanding at December 31, 2001	12,506,793		3.75
Granted	8,087,866		3.88
Forfeited	(3,076,407)		3.78

Options outstanding at December 31, 2002	17,518,252		3.80

APB 25 requires that compensation expense for a stock option plan is measured using the intrinsic value method whereby compensation expense for a fixed plan is recognized in an amount equal to the excess of the market price of the underlying stock over the exercise price of the option at the grant date.

Under Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation,” (“SFAS No. 123”) and Statement of Financial Accounts Standards No. 148 “Accounting for Stock-Based compensation – Translation and Disclosure” (SFAS No. 148), the Company presents the following additional required disclosures to the financial statements below.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

The following table illustrates the effect on net loss for U.S. GAAP and net loss per share as if the Company had applied the fair value recognition provisions of FASB Statement No. 123 at December 31, 2002, 2001 and 2000. For purposes of these pro forma disclosures, the estimated fair value of the options is amortized over the options’ vesting period.

	Year Ended December 31,

	2002		2001		2000

Net loss under US GAAP, as reported	Ps.	(1,296,223)	Ps.	(4,238,234)	Ps.	(1,744,017)
Add: Stock-based employee compensation expense determined using the fair value based method		(9,764)		(10,231)		(5,598)

Pro forma net loss US GAAP	Ps.	(1,305,987)	Ps.	(4,248,465)	Ps.	(1,749,615)

Net loss per share:
As reported	Ps.	(2.085)	Ps.	(6.819)	Ps.	(2.811)

Pro forma	Ps.	(2.101)	Ps.	(6.835)	Ps.	(2.820)

The fair value of the options granted used in order to calculate the pro forma amounts above, have been estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions: i) expected life of 7 years and expected volatility of 65% for 2002 and 60% for 2001 and 2000, ii) risk-free interest rate of 6.71%, 14.8% and 15.5% for options granted during 2002, 2001 and 2000, respectively, and iii) no expected dividend yield. Based on these assumptions, the estimated fair value of employee stock options granted during 2002, 2001 and 2000 was Ps.2.69, Ps.2.86 and Ps. 2.79 per share, respectively, and the market price of the stock on the grant date was Ps.3.88, Ps.3.75 and Ps.3.65, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The Company’s options have characteristics that are significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

(8)	Valuation and qualifying accounts— Changes in the Company’s valuation and qualifying accounts are as follows:

	Balance at		Additions charged							Balance at
	Beginning of		to Costs and		Inflation					End of
Description	Year		Expenses		Effects		Deductions			Year

Allowance for doubtful contract and account receivables:
Year ended December 31, 2001	Ps.	(321,029)	Ps.	(380,625)	Ps.	9,017	Ps.	132,760	(1)	Ps.	(559,877)
Year ended December 31, 2002		(559,877)		—		39,497		170,293	(2)		(350,087)
(1) Represents write-offs of contract and account receivables.
(2) Includes Ps.36,200 of recoveries and Ps.134,093 of write-offs of contract and account receivables.
Allowance for impairment (1):
Year ended December 31, 2001	Ps.	—	Ps.	(2,443,369)	Ps.	—	Ps.	—		Ps.	(2,443,369)
Year ended December 31, 2002		(2,443,369)		—		86,765		769,752	(2)		(1,586,852)
(1) Includes impairment allowancese related to the Company’s real estate inventory; property, plant and equipment, including those reported within discontinued operations; and concessions.
(2) Represents decreases due to disposals during the year.
Accrued loss for future contract cost:
Year ended December 31, 2001	Ps.	—	Ps.	(161,127)	Ps.	—	Ps.	—		Ps.	(161,127)
Year ended December 31, 2002		(161,127)		(145,875)		11,367		30,140	(1)		(265,495)
(1) Represents decreases to the accrued loss resulting from the normal progression of work performed under contracts.

30.	Recently Issued Accounting Standards

Mexico

In December 2001, the Mexican Institute of Public Accountants (“IMCP”) issued new Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities, and Commitments” (“C-9”), which is effective beginning January 1, 2003, although early application is encouraged. C-9 supercedes the former Bulletins C-9, “Liabilities” and C-12, “Contingencies and Commitments”, and establishes additional guidelines clarifying the accounting for liabilities, provisions, and contingent assets and liabilities, and establishes new standards for the use of present value

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

techniques to measure liabilities and accounting for the early settlement of obligations.

In January 2002, the IMPC issued new Bulletin C-8, “Intangible Assets” (“C-8”), whose provisions are mandatory for fiscal years beginning January 1, 2003, although early application is encouraged. C-8 supersedes the former Bulletin C-8, “intangibles” and establishes that project developments costs should be capitalized if they fulfill the criteria established for recognition as assets. Any preoperating costs incurred after the effective date of this Bulletin should be recorded as an expense. The unamortized balance of capitalized preoperating costs under the former Bulletin C-8 will continue to be amortized. C-8 requires identifying all intangible assets to reduce as much as possible the goodwill relative to business combinations.

In March 2003, the IMCP issued Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”, (C-15), whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early application is encouraged. C-15 establishes, among others, new principles for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides examples of indicators of possible impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the present value of discounted future net cash flows. The accounting principles issued prior to this new Bulletin used future net cash flows, without requiring the discounting of such cash flows.

The Company has not assessed the effects of adopting these three new accounting principles in its financial position and results of operations.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

United States of America

The FASB also issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets” in August 2001. SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, with early adoption permitted. Management has not assessed the effects of adopting SFAS No. 143, on the Company’s results of operations, financial position or cash flows.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying value or fair value less costs to sell, whether reported in continuing operations or in discontinued operations. Discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet been incurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of SFAS No. 144 did not have a material effect on the Company’s financial position, result of operations or cash flows; however, sales of certain subsidiaries were disclosed as being classified as discontinued operation for purpose of the U.S. GAAP reconciliation (See Note 29).

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections”. SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishments of Debt", and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”, thereby gains and losses from extinguishments of debt are no longer classified as extraordinary items within the income statement unless considered unusual and infrequent. SFAS No. 145 also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers". SFAS No. 145 amends SFAS No. 13, “Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provision of SFAS No. 145 related to the rescission of SFAS No. 4 shall be applied by the Company beginning January 1, 2003. The provisions of SFAS No. 145 related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. Early application of the provisions of this Statement is encouraged. The Company early adopted SFAS No. 145 and therefore gains (losses) on the early extinguishment of debt are not classified as extraordinary items in the Company’s U.S. GAAP reconciliation. The Company does not expect the adoption of SFAS No. 145 will have a material impact on its results of operations, financial position or cash flows.

In June 2002, the FASB issued SFAS No. 146, “Accounting for the Costs Associated with Exit or Disposal Activities.” SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002 and requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management’s commitment to an exit plan, which is generally before an actual liability has been incurred. As the requirements of SFAS No. 146 are to be applied prospectively, the Company cannot reasonably estimate the impact of adoption unless it undertakes relevant activities in future periods.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor’s obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statement periods ending after December 15, 2002. The Company has disclosed the guarantees subject to FIN 45 in its Mexican GAAP financial statements (see Note 19.c). As the financial statement recognition provisions are effective prospectively, the Company cannot reasonably estimate the impact of adoption until guarantees are issued or modified in future periods, at which time their results will be initially reported in the financial statements.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB 51". This interpretation requires that the primary beneficiary in a variable interest entity consolidate the entity even if the primary beneficiary does not have a majority voting interest. The consolidation requirements of this Interpretation are required to be implemented for any variable interest entity created on or after January 31, 2003. In addition, the Interpretation requires disclosure of information regarding guarantees or exposures to loss relating to any variable interest entity existing prior to January 31, 2003 in financial statements issued after January 31, 2003. Management has not fully assessed the effects of adopting this interpretation on its financial condition, results of operations or cash flows.

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Thousands of constant Mexican pesos as of December 31, 2002)

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure an amendment of FASB Statement No. 123. This Statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years ending after December 15, 2002 for transition guidance and annual disclosure provisions. . The Company currently does not have plans to adopt the fair value method of accounting for stock-based employee compensation, therefore, management does not believe the transition guidance of SFAS No. 148 will have an impact on the Company’s financial position or results of operations.

* * * * * *

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Empresas ICA Sociedad Controladora, S.A. de C.V.

By:	/s/ Jose Luis Guerrero Alvarez

Name: Jose Luis Guerrero Alvarez
Title: Chief Financial Officer

     Date:  June 30, 2003

CERTIFICATION

I, Bernardo Quintana, certify that:

1.     I have reviewed this annual report on Form 20-F of Empresas ICA Sociedad Controladora, S.A. de C.V.;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

               a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

               b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

               c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

               a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

               b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ Bernardo Quintana

Name: Bernardo Quintana
Title: Chief Executive Officer

          Date:  June 30, 2003

CERTIFICATION

I, Jose Luis Guerrero Alvarez, certify that:

1.     I have reviewed this annual report on Form 20-F of Empresas ICA Sociedad Controladora, S.A. de C.V.;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

               a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

               b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

               c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

               a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

               b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ Jose Luis Guerrero Alvarez

Name: Jose Luis Guerrero Alvarez
Title: Chief Financial Officer

     Date:  June 30, 2003

Index to Exhibits

Exhibit No.	Exhibit

1.1	Amended and restated bylaws (estatutos sociales) of Empresas ICA Sociedad Controladora, S.A. de C.V. (English translation).

3.1	Management Trust Agreement dated April 8, 1992, as amended on April 30, 2000 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000) (File No. 1-11080).

4.1	Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation).

4.2	Stock Purchase Agreement dated September 3, 2001, by and between Hutchison Ports Holding and Empresas ICA Sociedad Controladora, S.A. de C.V. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2001) (File No. 1-11080).

8.1	Significant subsidiaries.

12.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.