Form 20-F
period 2003-12-31
ICA CORPORATION HOLDING CO
filed 2004-06-30
CIK 885012

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 2004

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM 20-F

                     ANNUAL REPORT PURSUANT TO SECTION 13 OR
                  15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                         COMMISSION FILE NUMBER 1-11080

                            ------------------------

                EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                       THE ICA CORPORATION HOLDING COMPANY
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                                     MEXICO
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                 MINERIA NO. 145
                                EDIFICIO CENTRAL
                                11800 MEXICO CITY
                                     MEXICO
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                                                                               NAME OF EACH EXCHANGE
                           TITLE OF EACH CLASS:                                 ON WHICH REGISTERED
                           --------------------                                 -------------------
Ordinary Shares, without par value                                            New York Stock Exchange*

Ordinary Participation Certificates, or CPOs, each representing one Share     New York Stock Exchange*

American Depositary Shares, evidenced by American Depositary Receipts,
   or ADSs, each representing six CPOs                                        New York Stock Exchange

--------------------
* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

         SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                                      None
         SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO
         SECTION 15(D) OF THE ACT:
                                      None
         INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT:

            Shares of common stock, without par value: 1,682,389,166

         INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

                                 YES [X] NO [ ]

         INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW.

                             ITEM 17 [ ] ITEM 18 [X]

================================================================================

                                TABLE OF CONTENTS

                                                                                                 PAGE
Item 1.   Identity of Directors, Senior Management and Advisors...............................     1
Item 2.   Offer Statistics and Expected Timetable.............................................     1
Item 3.   Key Information.....................................................................     1
Item 4.   Information on the Company..........................................................    17
Item 5.   Operating and Financial Review and Prospects........................................    40
Item 6.   Directors, Senior Management and Employees..........................................    61
Item 7.   Major Shareholders and Related Party Transactions...................................    72
Item 8.   Financial Information...............................................................    74
Item 9.   The Offer and Listing...............................................................    77
Item 10.  Additional Information..............................................................    79
Item 11.  Quantitative and Qualitative Disclosures about Market Risk..........................    87
Item 12.  Description of Securities Other than Equity Securities..............................    88
Item 13.  Defaults, Dividend Arrearages and Delinquencies.....................................    88
Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds........    88
Item 15.  Controls and Procedures.............................................................    88
Item 16.  [Reserved]..........................................................................    88
Item 16A. Audit Committee Financial Expert....................................................    88
Item 16B. Code of Ethics......................................................................    88
Item 16C. Principal Accountant Fees and Services..............................................    88
Item 17.  Financial Statements................................................................    89
Item 18.  Financial Statements................................................................    89
Item 19.  Exhibits............................................................................    90
Index to Financial Statements.................................................................   F-1

                                     PART I

INTRODUCTION

         Empresas ICA Sociedad Controladora, S.A. de C.V., or ICA, is a corporation (sociedad anonima de capital variable) organized under the laws of Mexico. Our principal executive offices are located at Mineria No. 145, Edificio Central, 11800 Mexico City, Mexico.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3. KEY INFORMATION

                             SELECTED FINANCIAL DATA

         Our financial statements are prepared in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 32 to our financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our net loss and total stockholders' equity.

         We publish our financial statements in Mexican pesos. Pursuant to Mexican GAAP, financial data for all periods in our financial statements included in Items 3, 5 and 8 and, unless otherwise indicated, throughout this annual report have been restated in constant Mexican pesos as of December 31, 2003.

         This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.11.24 to U.S.$1.00, the noon buying rate for Mexican pesos on December 31, 2003 as published by the Federal Reserve Bank of New York. On June 28, 2004 the Federal Reserve noon buying rate was Ps.11.42 to U.S.$1.00.

         The term "billion" as used in this annual report means 1,000 million. Certain amounts in this annual report may not total due to rounding.

         References in this annual report to "UDI" are to Unidades de Inversion, a Mexican peso currency equivalent indexed for Mexican inflation. UDIs are units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the Mexican National Consumer Price Index, or NCPI. As of June 28, 2004, one UDI was equal to approximately Ps.3.41.

         Our financial statements were prepared giving effect to Bulletin B-10, Bulletin B-12, and Bulletin B-15 issued by the Mexican Institute of Public Accountants. Generally, Bulletin B-10 is designed to provide for the recognition of certain effects of inflation by requiring us to record gains or losses in purchasing power from holding monetary liabilities or assets and to restate:

         - non-monetary assets of Mexican origin using the Mexican consumer price index,

         - non-monetary assets of foreign origin using the consumer price index of the country of origin applied to the historical cost of the asset denominated in the relevant foreign currency and then translated into Mexican pesos at the exchange rate in effect at the most recent balance sheet date, and

         - non-monetary liabilities using the Mexican consumer price index. Bulletin B-10 requires the restatement of all financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented.

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

         The difference between inflation accounting under Bulletin B-10 and U.S. GAAP is not required to be included in the reconciliation to U.S. GAAP. See note 32 to our financial statements.

         The following tables present our selected consolidated financial information and that of our subsidiaries for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes to our financial statements.

                                                                  YEAR ENDED DECEMBER 31,
                               --------------------------------------------------------------------------------------------
                                   2003            2003            2002            2001           2000             1999
                               ------------    ------------    ------------   -------------   -------------   -------------
                                (MILLIONS               (THOUSANDS OF CONSTANT MEXICAN PESOS EXCEPT PER SHARE DATA)
                                 OF U.S.
                                DOLLARS)(1)
INCOME STATEMENT DATA:
MEXICAN GAAP:
Total revenues .............   U.S.$    850   Ps. 9,554,867   Ps. 8,698,194  Ps. 10,701,687  Ps. 12,801,269  Ps. 17,582,170
Operating income (loss) ....              4          41,145         162,735        (848,055)       (608,550)     (1,481,957)
Financing cost, net ........             33         371,560         474,676         559,059         699,049         336,894
Other expense, net(2) ......             24         274,667         235,989       3,293,627         145,493          24,433
Income tax expense
  (benefit)(3) .............             30         331,610         562,260         236,194        (133,802)         12,327
Share in loss of affiliated
  companies ................            (15)       (166,975)       (137,179)        (61,048)       (125,127)       (161,417)
Loss from continuing
  operations(5) ............            (98)     (1,106,856)     (1,299,688)     (4,973,139)     (1,501,368)     (2,070,715)
Income (loss) from
  discontinued operations(5)             --              --              --         284,852        (155,554)        130,698
Consolidated net loss ......            (98)     (1,106,856)     (1,299,688)     (4,688,287)     (1,656,922)     (1,940,017)
Net (loss) income of
  minority interest ........             (3)        (37,429)        141,583         204,872         210,579          60,653
Loss of majority interest ..            (95)     (1,069,427)     (1,441,271)     (4,893,159)     (1,867,500)     (2,001,109)
Net loss per share of
  majority interest from
  continuing operations(6) .          (0.14)          (1.54)          (2.32)          (8.33)          (2.76)          (3.45)
Net earnings (loss) per
  share of majority
  interest from
  discontinued operations(6)             --              --              --            0.46           (0.25)           0.21
Net loss per share of
  majority interest(6) .....          (0.14)          (1.54)          (2.32)          (7.87)          (3.01)          (3.24)
Net loss per ADS of
  majority interest(6) .....          (0.82)          (9.24)         (13.91)         (47.23)         (18.06)         (19.42)
Diluted (loss) earnings per
  share of majority
  interest(6) ..............          (0.14)          (1.54)          (2.32)          (7.87)          (3.01)          (3.24)
Diluted (loss) earnings per
  ADS of majority
  interest(6) ..............          (0.82)          (9.24)         (13.91)         (47.23)         (18.06)         (19.42)
Dividends per share (7) ....             --              --              --              --              --            0.35
Dividends per ADS(7) .......             --              --              --              --              --            2.09
Weighted average shares
  outstanding (000s):
Basic ......................             --         694,509         621,561         621,561         620,524         618,287
Diluted ....................             --         694,509         621,561         621,561         620,524         618,287
U.S. GAAP:
Total revenues(4) ..........            848       9,534,986       8,125,605       9,652,566      11,742,308      16,527,113
Operating loss(4)(8) .......            (10)       (113,749)        (87,683)     (4,195,162)     (1,058,786)     (2,336,782)
Loss from continuing
  operations(4)(5)(9) ......            (92)     (1,042,023)     (1,429,320)     (4,904,932)     (1,648,053)     (2,560,170)
Income (loss) from
  discontinued
  operations(4)(5) .........             (1)         (6,847)         81,637         498,440        (165,201)        147,487
Consolidated net loss ......            (93)     (1,048,870)     (1,347,683)     (4,406,492)     (1,813,254)     (2,412,683)
Basic (loss) earnings per
  share from:
Continuing operations(6) ...          (0.12)          (1.36)          (2.03)          (6.96)          (2.34)          (3.65)
Discontinued operations(6) .             --           (0.01)           0.12            0.71           (0.23)           0.21
Basic loss per share(6) ....          (0.12)          (1.37)          (1.90)          (6.25)          (2.58)          (3.44)
Basic loss per ADS(6) ......          (0.81)          (9.06)         (13.01)         (42.54)         (17.53)         (23.41)
Diluted loss per share(6) ..          (0.12)          (1.37)          (1.90)          (6.25)          (2.58)          (3.44)
Diluted loss per ADS(6) ....          (0.81)          (9.06)         (13.01)         (42.54)         (17.53)         (23.41)
Weighted average shares
  outstanding (000s):

                                                                  YEAR ENDED DECEMBER 31,
                               --------------------------------------------------------------------------------------------
                                   2003            2003            2002            2001           2000             1999
                               ------------   -------------   -------------   -------------   -------------   -------------
                                (MILLIONS               (THOUSANDS OF CONSTANT MEXICAN PESOS EXCEPT PER SHARE DATA)
                                 OF U.S.
                                DOLLARS)(1)
Basic ......................             --         766,134         704,694         704,694         703,657         701,420
Diluted ....................             --         766,134         704,694         704,694         703,657         701,420
BALANCE SHEET DATA:
MEXICAN GAAP:
Total assets ...............   US$    1,417  Ps. 15,922,031  Ps. 15,429,664  Ps. 20,276,196  Ps. 29,243,468  Ps. 34,336,727
Long-term debt (10) ........            287       3,216,570       4,269,584       4,282,450       4,525,488       7,736,237
Capital stock ..............            733       8,241,298       6,515,650       6,632,157       8,373,090      11,975,017
Total stockholders' equity .            474       5,331,050       4,188,894       5,869,120      11,978,074      14,193,396
U.S. GAAP:
Total assets ...............          1,376      15,465,570      14,661,950      18,951,474      27,543,594      32,798,977
Long-term debt (10) ........            286       3,216,570       4,074,425       4,014,914       4,305,041       7,436,184
Capital stock ..............            733       8,241,298       6,217,826       6,217,826       7,965,214      11,508,933
Total stockholders' equity .            433       4,866,208       3,776,871       5,283,196      10,257,256      12,359,049
OTHER DATA:
MEXICAN GAAP:
Capital expenditures .......             55         620,467         181,608         283,531       1,470,998       3,449,385
Depreciation and
  amortization .............             49         551,510         446,151       1,345,514       1,260,023       1,259,144
INFLATION DATA:
Change in consumer price
  index ....................             --            3.97            5.70            4.40            8.95           12.31
Restatement factor .........             --            8.95            7.59            2.89            7.84            9.64

(1) Except share and inflation data. Amounts stated in U.S. dollars as of and for the year ended December 31, 2003 have been translated at a rate of Ps.11.24 = U.S.$1.00 using the Federal Reserve noon buying rate on December 31, 2003. See " -- Exchange Rates."

(2) Includes for 2003 other expense of Ps.122 million and Ps.48 million relating to pension plan curtailment costs and severance costs, respectively, and Ps.19 million for reversal of an impairment of an investment in property, plant and equipment. Includes for 2002 other expense of Ps.124 million and Ps.82 million relating to severance costs and write-offs of value added tax, respectively. Includes for 2001 other expense of Ps.3,572 million relating to allowances for impairment of an investment in concessions, property, plant and equipment, goodwill and severance costs. See notes 24 and 25 to our financial statements.

(3) Effective January 1, 1999, we adopted Bulletin D-4 "Accounting Treatment of Income Tax, Tax on Assets and Employee Statutory Profit Sharing."

(4) During 2003 and 2002, we sold our shares in several of our subsidiaries. Under U.S. GAAP, such sales would have been treated as discontinued operations. Accordingly, we have restated the U.S. GAAP income statement data for 1999 through 2002 for comparative purposes. See note 32 to our financial statements.

(5) Our construction aggregates and manufacturing segments are reported as discontinued operations as a result of the sale of our interest in subsidiaries engaged in the construction aggregates segment in 2001 and the disposition of our manufacturing segment in 2000. The consolidated financial information presented in this annual report for 1999 through 2000 has been restated for comparative purposes. See notes 2 and 28 to our financial statements.

(6) Basic (loss) earnings per share and per ADS are based on the weighted average number of shares outstanding during each period. Diluted (loss) earnings per share and per ADS are calculated by giving effect to all potentially dilutive common shares outstanding during the period. For purposes of U.S. GAAP, we adopted the provisions of SFAS No. 128, "Earnings per Share," effective January 1, 1997. See note 32 to our financial statements.

(7) Dividends per share and per ADS are based on the actual shares outstanding on the date the dividend was declared.

(8) There are differences in the classification of (i) certain expenses recorded under "other expenses (income)" as a result of severance costs, the write-off of value added tax and the allowance and reversal for impairment of investments in concessions, property, plant and equipment and goodwill; (ii) employee statutory profit sharing and
         (iii) realized losses from the sale of UDI-denominated bonds between Mexican GAAP and U.S. GAAP. Under Mexican GAAP, these expenses are treated as non-operating expenses and are not deducted in calculating operating (loss) income, whereas under U.S. GAAP these expenses are treated as operating expenses and are deducted in calculating operating
         (loss) income. Such amounts for 2003, 2002 and 2001 totaled Ps.150 million, Ps.198 million and Ps.3,409 million, respectively. See note 32 to our financial statements.

(9) In 2002 we adopted SFAS No.145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No.13 and Technical Corrections." Consequently, for purposes of our U.S. GAAP reconciliation, we no longer classify gains or losses on the early extinguishment of debt as an extraordinary item. The U.S. GAAP income statement data for 1999 through 2001 has been restated for comparative purposes.

(10)     Excluding current portion of long-term debt.

         The principal differences other than inflation accounting between Mexican GAAP and U.S. GAAP and the effect upon net income and total stockholders' equity are presented below. See note 32 to our financial statements.

                                                                    YEAR ENDED DECEMBER 31,
                               ------------------------------------------------------------------------------------------------
                                     2003              2003            2002            2001            2000           1999
                               ----------------    ------------    ------------    ------------    ------------    ------------
                                  (MILLIONS                             (THOUSANDS OF CONSTANT MEXICAN PESOS)
                               OF U.S. DOLLARS)
RECONCILIATION OF NET INCOME
  OF MAJORITY INTEREST:
Net loss reported under
  Mexican GAAP .............   U.S.$        (95)  Ps.(1,069,427)  Ps.(1,441,271)  Ps.(4,893,159)  Ps.(1,867,500)  Ps.(2,001,109)
U.S. GAAP adjustments for:
B-15 effect ................                 --              --          65,879         305,691          90,968          77,887
Deferred income taxes ......                  3          37,867          41,617          (9,277)        (66,066)       (639,789)
Deferred employee statutory
  profit-sharing ...........                 --              --         (50,231)        (24,877)        (37,025)       (309,996)
Capitalization of financing
  costs ....................                  3          33,576          16,085         (11,306)        (23,421)         39,128
Restatement of foreign
  sourced fixed assets .....                 (2)        (28,130)         (6,339)        (55,584)        (34,797)        (24,723)
Gain on sale of foreign
  subsidiaries .............                 --              --              --         230,718              --              --
Exchange loss from Argentine
  subsidiary ...............                 --              --          25,843         (25,843)             --              --
Impairment reversal ........                 (2)        (19,326)             --              --              --              --
Minority interest applicable
  to above adjustments .....                 --          (3,430)            734          77,145         124,587         445,919
                               ----------------   -------------   -------------   -------------   -------------   -------------
Net loss under U.S. GAAP ...   U.S.$        (93)  Ps.(1,048,870)  Ps.(1,347,683)  Ps.(4,406,492)  Ps.(1,813,254)  Ps.(2,412,683)
                               ================   =============   =============   =============   =============   =============

                                                                     YEAR ENDED DECEMBER 31,
                                --------------------------------------------------------------------------------------------------
                                     2003             2003           2002             2001              2000             1999
                                --------------    ------------   ------------    --------------    --------------   --------------
                                 (MILLIONS                             (THOUSANDS OF CONSTANT MEXICAN PESOS)
                               OF U.S. DOLLARS)
RECONCILIATION OF
 STOCKHOLDERS' EQUITY
Total stockholders' equity
  reported under Mexican GAAP   U.S.$      474   Ps. 5,331,050  Ps. 4,188,894    Ps.  5,869,120    Ps. 11,978,074   Ps. 14,193,396
B-15 effect .................               --              --       (191,470)         (366,660)         (583,497)        (552,438)
Less minority interest in
  consolidated subsidiaries
  included as stockholders'
  equity under Mexican GAAP .              (37)       (421,030)      (158,114)         (161,440)       (1,084,128)      (1,325,390)
                                --------------   -------------  -------------    --------------    --------------   --------------
                                           437       4,910,020      3,839,310         5,341,020        10,310,449       12,315,568
U.S. GAAP adjustments for:
Effect on retained earnings
  from:
Deferred income taxes .......             (169)     (1,896,912)    (1,934,779)       (1,976,396)       (1,967,119)      (1,901,053)
Deferred employee statutory
  profit-sharing ............              (18)       (205,868)      (205,868)         (155,637)         (130,760)         (93,735)
Restatement of foreign
  sourced fixed assets ......              (16)       (181,959)      (153,829)         (147,490)          (91,906)         (57,110)
Capitalization of financing
  costs .....................               (9)       (110,332)      (143,908)         (159,993)         (148,687)        (125,266)
Gain on sale of foreign
  subsidiaries ..............               20         230,718        230,718           230,718                --               --
Exchange loss from Argentine
  subsidiary ................               --              --             --           (25,843)               --               --
Impairment reversal .........               (1)        (19,326)            --                --                --               --
Effect on insufficiency from
  restatement of capital
  related to:
Deferred income taxes .......              130       1,464,525      1,466,518         1,470,080         1,487,128        1,535,981
Deferred employee statutory
  profit- sharing ...........                6          72,288         72,288            72,288            58,838           72,719
Restatement of foreign
  sourced fixed assets ......               17         193,934        193,934           222,698           173,989          123,617
Gain on sale of foreign
  subsidiaries ..............              (21)       (230,718)      (230,718)         (230,718)               --               --
Cumulative effect for D-4
  adoption ..................               41         462,363        462,363           462,363           462,363          462,363
Minority interest applicable
  to above adjustments ......               16         177,475        180,842           180,106           102,961           25,966
Stockholders' equity under
                                --------------   -------------  -------------    --------------    --------------   --------------
  U.S. GAAP .................   U.S.$      433   Ps. 4,866,208  Ps. 3,776,871    Ps.  5,283,196    Ps. 10,257,256   Ps. 12,359,050
                                ==============   =============  =============    ==============    ==============   ==============

                                 EXCHANGE RATES

         Mexico has had a free market for foreign exchange since 1991. In December 1994, the Mexican Central Bank (Banco de Mexico) implemented a floating foreign exchange rate regime under which the Mexican peso is allowed to float freely against the U.S. dollar and other currencies. The Mexican Central Bank will intervene directly in the foreign exchange market only to reduce what it deems to be excessive short-term volatility. The Mexican Central Bank conducts open market operations on a regular basis to determine the size of Mexico's monetary base. Changes in Mexico's monetary base have an impact on the exchange rate. In addition, the Mexican Central Bank uses its ability to increase or decrease reserve requirements of financial institutions to effect monetary policy. If the reserve requirement is increased, financial institutions will be required to allocate more funds to their reserves, causing the amount of available funds in the market to decrease and interest rates to increase. The opposite happens if reserve requirements are lowered. Through this mechanism, the Mexican Central Bank can impact both interest rates and foreign exchange rates.

         Volatility in the exchange rate market has gradually declined since 1995, when the exchange rate fluctuated between Ps.5.00 and Ps.8.14 per U.S. dollar. Between 1999 and 2002, the exchange rate fluctuated between Ps.9.24 and Ps.10.46 per U.S. dollar. In 2003, the exchange rate fluctuated between Ps.10.11 and Ps.11.41 per U.S. dollar.

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

                                       EXCHANGE RATE(1)
                            --------------------------------------
YEAR ENDED DECEMBER 31,     PERIOD END  AVERAGE(1)  HIGH     LOW
-----------------------     ----------  ----------  -----   ------
1999...................         9.48       9.56     10.60    9.24
2000 ..................         9.62       9.46     10.09    9.18
2001 ..................         9.16       9.33      9.97    8.95
2002 ..................        10.43       9.75     10.46    9.00
2003 ..................        11.24      10.85     11.41   10.11

(1)      Average of exchange rates on the last day of each month.

                                 EXCHANGE RATE
                                 -------------
                                  HIGH    LOW
                                 -----   -----
2003
     December.............       11.41   11.17
2004
     January .............       11.10   10.81
     February ............       11.25   10.91
     March ...............       11.23   10.92
     April ...............       11.43   11.16
     May .................       11.64   11.38
     June ................       11.49   11.30

         On June 28, 2004, the Federal Reserve noon buying rate was Ps.11.42 to U.S.$1.00.

         For a discussion of the effects of fluctuations in the exchange rates between the Mexican peso and the U.S. dollar, see "Item 10. Additional Information -- Exchange Controls."

                                  RISK FACTORS

RISKS RELATED TO OUR OPERATIONS

WE HAVE HAD SUBSTANTIAL LOSSES IN RECENT YEARS.

         We have suffered recurring losses from operations. We reported operating losses of Ps.848 million and Ps.609 million in 2001 and 2000, respectively, and net losses of Ps.1,107 million in 2003, Ps.1,300 million in 2002, Ps.4,688 million in 2001 and Ps.1,657 million in 2000. In 2003 and 2002, we reported operating income of Ps.41 million and Ps.163 million, respectively. Our long term profitability is dependent in significant part on our ability to implement more selective contracting practices and other productivity improvements, as well as various factors outside of our control such as Mexican public sector spending, the demand for construction services and prevailing exchange and interest rates. There can be no assurance that we will be able to effectively implement more selective contracting practices and other productivity improvements, or that these various factors will not have a material adverse effect on our financial condition or results of operations.

WE FACE LIQUIDITY CONSTRAINTS.

         In recent years we have faced substantial constraints on our liquidity. Our expected future sources of liquidity include dividends paid by ICA - Fluor Daniel, S. de R.L. de C.V., or ICA - Fluor, our industrial construction joint venture subsidiary, revenues from our Civil Construction segment and the continuation of our non-core asset divestment program, as well as the sale of certain other assets related to our core operations, such as construction machinery and equipment. There can be no assurance that we will be able to continue to generate liquidity from asset sales, particularly given the relatively few non-core assets that remain available for sale.

         As discussed in "Item 4. Information on the Company -- History and Development of the Company -- Capital Increase," our liquidity improved substantially in late 2003 and early 2004 as a result of a capital increase that commenced in the fourth quarter of 2003, which resulted in total proceeds to us of Ps.2,486 million. While the capital increase has improved our working capital and helped improve our balance sheet by reducing debt and certain other liabilities, we continue to face liquidity constraints as a result of additional financing needs for new projects, which require full or partial financing and guarantees in the form of letters of credit. See " -- The El Cajon hydroelectric project may further constrain our liquidity."

         In recent years, our resources from operating activities and liquidity have also been adversely affected by the length of our average collection period for accounts receivable. Our average collection period for accounts receivable (considered net of value added tax) was 70 days as of the first quarter of 2004, primarily as a result of generally adverse economic conditions in Mexico and elsewhere in Latin America, and budgetary constraints on certain Mexican government agencies. There can be no assurance that we will be able to improve our liquidity or improve our resources from operating activities and liquidity sufficiently to meet our debt obligations as they come due. See "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources."

THE EL CAJON HYDROELECTRIC PROJECT MAY FURTHER CONSTRAIN OUR LIQUIDITY.

         In March 2003, the Mexican Federal Electricity Commission (Comision Federal de Electricidad, or CFE) awarded a U.S.$748 million contract for the engineering, procurement and construction of the El Cajon hydroelectric project to Constructora Internacional de Infraestructura, S.A. de C.V., or CIISA, a consortium, in which two of our subsidiaries hold a combined 61% interest. The terms of the contract require that the contractor secure financing for its project costs. CFE will pay for the project upon completion, and the financing obtained by CIISA will cover only the project's cash costs. Consequently, the project is unlikely to generate any significant cash flow to us until completion, which is currently expected to occur in 2007.

         Under the original terms of the contract, CIISA was required to post a performance bond or a letter of credit for the benefit of CFE equal to 10% of the value of the work to be performed each calendar year. CIISA has obtained the U.S.$30 million letter of credit required for 2004. CIISA is required to obtain a U.S.$27 million letter of credit for 2005, a U.S.$10 million letter of credit for 2006 and a U.S.$1 million letter of credit for 2007. The letters of credit for any given year must be obtained by December 31 of the preceding year. As owners of 61% of CIISA, we are required to obtain 61% of the aforementioned letters of credit, and the balance is expected to be provided by the other shareholders of CIISA.

         CIISA obtained bridge financing for the El Cajon hydroelectric project in 2003, which was replaced by permanent financing in the first quarter of 2004. The permanent financing consists of a U.S.$452.4 million syndicated loan and a U.S.$230 million bond. The permanent financing required that CIISA obtain U.S.$26 million in letters of credit to be used as collateral for the financing. The terms of the syndicated loan also include a U.S.$53 million contingent facility that can be drawn upon to cover increases in the cost of the project or if CFE requests that additional works be done on the project, and a U.S.$28 million cost-overrun facility that can be drawn upon to cover cost-overruns. Disbursements under the cost-overrun facility require that CIISA obtain additional letters of credit, if CIISA does not meet certain minimum financial ratios based on a percentage of certified work completed on the project. There can be no assurance that CIISA will not be required to obtain additional letters of credit in the future or, if so required, that it will be able to obtain such letters of credit.

         Consequently, as a result of the ongoing obligation to obtain letters of credit for the El Cajon hydroelectric project, the project may constrain our liquidity and may limit our ability to devote cash resources to other projects or needs. There can be no assurance that these letters of credit requirements will not have a material adverse effect on our liquidity, financial condition or results of operation.

UNDER OUR CONSTRUCTION CONTRACTS, WE ARE INCREASINGLY REQUIRED TO ASSUME THE RISK OF INFLATION, EXCHANGE RATE FLUCTUATIONS, THE COST OF RAW MATERIALS AND ERRORS IN CONTRACT SPECIFICATIONS.

         Historically, a majority of our construction business was conducted under unit price contracts, which contain an "escalation" clause that permits us to increase unit prices to reflect the impact of increases in the costs of labor, materials and certain other items due to inflation. These unit price contracts allow flexibility in adjusting the contract price to reflect work actually performed and the effects of inflation.

         In recent years, however, our construction contracts have been increasingly fixed price or not-to-exceed contracts, under which we are committed to provide materials or services at fixed unit prices, such as dollars per cubic yard of earth or concrete, ton of steel or linear feet of pipe. While fixed unit price contracts generally shift the risk of estimating the quantity of units required for a particular project to our customers, any increase in our unit cost over our unit bid price, whether due to inefficiency, faulty estimates, volatility in the price of raw materials, weather, inflation or other factors must be borne by us and may adversely affect our results of operations.

         In recent years, we have experienced significant losses in several projects due to risks assumed by us in fixed price contracts, and we may face similar difficulties in the future. For example, a number of our construction contracts, including the El Cajon construction contract, specify fixed prices per ton of steel for a variety of steel products. Prices for various steel products increased between 20% and 50% from November 2003 to April 2004, which we believe has primarily been the result of substantially increased economic activity in China. Under the terms of these contracts, we have generally been required to bear the cost of the increases in the cost of steel from the time we entered into the contracts. As of June 2004, we do not have an estimate of the potential losses that we may incur as a result of the increase in the price of steel. There can be no assurance that the increase in steel prices will not have a material adverse effect on our financial condition or results of operations.

         We may also run into other construction and administrative cost-overruns that may not be passed on to the customer. We expect that, because of conditions attendant to financing arrangements, future concession-related, infrastructure and industrial construction contracts may not permit an adjustment of the contract price for additional work done due to incorrect contract specifications. See "Item 5. Operating and Financial Review and Prospects -- Operating Results -- Construction -- Civil Construction." There can be no assurance that we will not experience increased costs due to incorrect contract specifications in future fixed price or not-to-exceed contracts.

THE INCREASE IN THE COST OF STEEL MAY ADVERSELY AFFECT THE EL CAJON HYDROELECTRIC PROJECT.

         Under the terms of the El Cajon contract, we are required to bear the risk of any increases in the cost of raw materials from the time we enter into the contract, other than those which under Mexican law applicable to public works contracts are a consequence of general, unforeseeable economic circumstances that are out of the parties' control. On May 18, 2004, the Mexican Comptroller's Office (Secretaria de la Funcion Publica) issued a decree recognizing that the aforementioned increase in steel prices constituted a general, unforeseeable economic circumstance that was out of the control of the Government's contractors (including CIISA). The Comptroller's Office decree authorizes government agencies that are party to construction contracts affected by the increase in steel prices to negotiate with counterparties during the subsequent six-month period, in accordance with a set of enumerated guidelines, to make necessary amendments to their existing construction contracts to account for the extraordinary price increase. As of June 2004, we do not have an estimate of the potential losses that would be incurred under the contract absent an adjustment to the price of steel.

         Based on the authority granted by the decree, we are currently negotiating with the CFE to enter into an amendment to the El Cajon contract to avoid significant losses that would otherwise be incurred. There can be no assurance that the results of these negotiations will allow us to avoid any or all of the losses that would result from the increase in steel prices, or that increases in other raw materials will not have a material adverse effect on our financial condition or results of operations. Furthermore, although the general guidelines published by the Mexican Comptroller's Office contemplate adjustments to fixed price contracts as a result of the increase in steel prices, we will be required to finance the additional costs associated with the increase in steel prices until the completion of the El Cajon contract. If necessary, we believe we may use the U.S.$53 million contingent facility obtained as part of the project's permanent financing to finance the additional costs associated with the increase in the price of steel. As of June 2004, we are seeking additional sources of funding to finance the increase in the cost of steel. There can be no assurance that we will be able to obtain such additional financing, or that the failure to obtain such financing will not have a material adverse effect on our financial condition or results of operations.

A SUBSTANTIAL PERCENTAGE OF OUR CASH AND CASH EQUIVALENTS ARE HELD THROUGH JOINT VENTURES THAT RESTRICT OUR ACCESS TO THEIR RESOURCES.

         Our cash and cash equivalents were Ps.2,483 million as of March 31, 2004, as compared to Ps.3,752 million as of December 31, 2003, Ps.3,146 million as of December 31, 2002 and Ps.3,986 million as of December 31, 2001. Cash and cash equivalents at December 31, 2003 included Ps.1,480 million of cash and cash equivalents (representing 39% of our cash and cash equivalents) held by ICA - Fluor, and Ps.108 million of cash and cash equivalents (representing 3% of our cash and cash equivalents) held by Rodio Cimentaciones Especiales S.A. and Kronsa Internacional S.A., our Spanish construction joint venture subsidiaries, which we refer to as Rodio/Kronsa. The use of cash and cash equivalents by ICA - Fluor or Rodio/Kronsa requires the consent of our joint venture partners. Our joint venture partners are the Fluor Corporation, in the case of ICA - Fluor, and Soletanche Bachy Group, in the case of Rodio/Kronsa. The payment of dividends by ICA - Fluor or Rodio/Kronsa requires the consent of our partner in the relevant joint venture.

SUBSTANTIALLY ALL OF OUR ASSETS ARE PLEDGED TO CREDITORS OR ISSUERS OF LETTERS OF CREDIT.

         We have pledged substantially all of our assets to a number of Mexican banks, including: Grupo Financiero Inbursa, S.A. de C.V., or Grupo Financiero Inbursa, Banco Nacional de Mexico, S.A. de C.V., or Banamex, Banco Nacional de Obras y Servicios, or Banobras, and Banco Nacional de Comercio Exterior, or Bancomext, in order to secure loans or letters of credit from each of these banks. The assets we have pledged include our headquarters in Mexico City; dividends payable to us by Aeroinvest S.A. de C.V., or Aeroinvest (an affiliate that indirectly holds interests in airport concessions); substantially all income generated from dividends and royalties paid by ICA - Fluor; construction machinery and equipment owned by Ingenieros Civiles Asociados, S.A. de C.V., (a construction subsidiary); cash held by Constructoras ICA, S.A. de C.V., or CICASA, (a holding company); a portion of the cash held by ICA - Fluor; an office building located at Mineria No. 130, Mexico City; substantially all of our real estate assets and all of our shares in the following subsidiaries or affiliates: Almacenadora Sur, S.A. de C.V., or Alsur (our grain and general merchandise warehouse operator), ICA Vivienda S.A. de C.V., or ViveICA, (our housing subsidiary), Centro Sur, S.A. de C.V., or Centro Sur, (our real estate subsidiary) and Holding Dicomex S.A. de C.V., or Dicomex (a construction affiliate). We expect that most of the assets securing letters of credit will remain pledged until the letters of credit secured by these assets expire, and that any proceeds from the sale of assets securing loans will be used to prepay the principal amount owed on the loans secured by these pledges. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these banks and our ability to incur further debt (whether secured or unsecured) is limited.

WE MAY HAVE DIFFICULTY OBTAINING THE LETTERS OF CREDIT AND BONDS THAT WE REQUIRE IN THE NORMAL COURSE OF OUR OPERATIONS.

         Historically, our clients have required us to obtain bonds to secure, among other things, bids, advance payments and performance. In recent years, however, our clients, including CFE with the El Cajon hydroelectric project, have been increasingly requiring letters of credit and other forms of guarantees to secure such bids, advance payments and performance. In light of our current financial condition and our recent losses, we have found it increasingly difficult to obtain the performance bonds or letters of credit necessary to perform the large infrastructure projects that historically have generated a substantial majority of our revenues. Since we have pledged substantially all of our assets to Grupo Financiero Inbursa, Banamex, Banobras and Bancomext in order to secure loans of letters of credit from each of these banks, our ability to provide additional letters of credit and other forms of guarantees secured with assets is limited.

OUR PARTICIPATION IN PROJECTS OUTSIDE MEXICO INVOLVES GREATER RISKS THAN THOSE TYPICALLY FACED IN MEXICAN PROJECTS.

         As a result of the December 1994 Mexican peso devaluation and the resulting economic crisis in Mexico, until 2002, our strategy had been to place greater emphasis on our international operations. We pursued this strategy through acquisitions of foreign companies, such as CPC S.A., or CPC, as well as through the direct involvement by our Civil Construction and Industrial Construction segments in foreign projects, such as the Corredor Sur highway concession in Panama and the Malla Vial street network refurbishment project in Colombia. Our strategy of becoming more involved in foreign projects presented greater risks than those typically faced in Mexican projects. To date, our foreign projects in Latin America have generated mixed results, and we had losses on projects such as the Malla Vial street network refurbishment project in Colombia, the construction of a segment of the light rail system in Puerto Rico, the construction of the San Juan Coliseum in Puerto Rico and the construction of the AES power project in the Dominican Republic. As a result of these losses, we are seeking to become more selective in our involvement in international operations, and are placing qualitative limits on international operations based on risks related to the project's location, the client and the risks inherent to particular projects; however, there can be no assurance we will be successful in these efforts. See "Item 4. Information on the Company -- Business Overview -- Geographical Distribution of Revenues."

WE HAVE INCREASINGLY BEEN REQUIRED TO MEET MINIMUM EQUITY REQUIREMENTS OR FINANCIAL RATIOS IN ORDER TO BID ON LARGE PUBLIC INFRASTRUCTURE PROJECTS.

         In recent years, we have increasingly been required to meet minimum equity requirements or certain financial ratios in order to bid on large public infrastructure projects. For example, Pemex, Mexico's state-owned oil company, has increasingly required that companies that submit bids for certain of its public projects meet minimum equity requirements. Similarly, Mexico City's government has increasingly required that companies submitting bids for its public works projects meet certain minimum financial ratios. Although we have historically been able to comply with such requirements, there can be no assurance that we will be able to do so in the future, or that such failure would not have an adverse effect on our financial condition and results of operations.

OUR PERFORMANCE IS TIED TO MEXICAN PUBLIC-SECTOR SPENDING ON INFRASTRUCTURE AND INDUSTRIAL FACILITIES.

         Our performance historically has been tied to Mexican public-sector spending on infrastructure facilities and to our ability to bid successfully for such contracts. Mexican public-sector spending, in turn, generally has been dependent on the state of the Mexican economy. In recent years, Mexican-public sector spending on infrastructure projects has decreased. In 2003, however, according to data published by the Mexican Central Bank, Mexican public-sector spending on infrastructure projects increased by 21.3%.

         The Mexican public sector began in 1988, as a consequence of its program of economic stabilization and increased spending on social services, to reduce its spending on the construction of infrastructure facilities. It sought, instead, to stimulate private investment in the construction of such facilities. Accordingly, we have become increasingly involved in arranging the financing of projects built for the Mexican federal and state governments and state - owned enterprises. We believe that our ability to obtain financing has enabled us to compete more effectively in obtaining such projects. Providing financing for construction projects, however, increases our capital requirements and exposes us to the risk of loss of our investment in a project. We attempt to compensate for this risk by entering into financing arrangements on terms generally intended to provide us with a reasonable return on our investment. Although we have implemented policies to make us more selective in choosing the projects we participate in, and seek to participate only in projects where we expect to recover our investment and earn a reasonable rate of return, there can be no assurance that we will be able to realize these objectives. Furthermore, there can be no assurance that a decrease in public-sector spending as a result of a deterioration of the Mexican economy would not have an adverse effect on our financial condition and results of operations.

COMPETITION FROM FOREIGN CONSTRUCTION COMPANIES MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

         The market for construction services in Mexico is highly competitive. As a result of the integration of the Mexican economy into the global economy, we must compete with foreign construction companies on most of the industrial and infrastructure projects on which we bid in Mexico. We believe that competition from foreign companies has adversely affected the Mexican construction industry's operating margins, including our own, as foreign competition has driven down pricing and allowed sponsors of many infrastructure construction and industrial construction projects to require contractors to provide construction on a "turnkey" basis. Many of our foreign competitors have better access to capital and greater financial and other resources, which affords them a competitive advantage in bidding for such projects. See "Item 4. Information on the Company -- Business Overview -- Industrial Construction."

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

OUR BACKLOG OF CONSTRUCTION CONTRACTS IS NOT NECESSARILY INDICATIVE OF OUR FUTURE REVENUES.

         The amount of backlog is not necessarily indicative of our future revenues related to the performance of such work. Although backlog represents only business that is considered to be firm, there can be no assurance that cancellations or scope adjustments will not occur. For example, in 2003, we cancelled Ps.174 million out of backlog related to the Lopez Portillo junction, as a result of the inability of the Mexican government to obtain the right of way needed to continue the project. The Lopez Portillo project was subsequently reassigned to us in March 2004. See "Item 5. Operating and Financial Review and Prospects -- Operating Results -- Construction -- Construction Backlog."

WE FACE RISKS RELATED TO PROJECT PERFORMANCE REQUIREMENTS AND COMPLETION SCHEDULES.

         In certain instances, we have guaranteed completion of a project by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. However, there is a risk that adherence to these guarantees may not be possible. The failure to meet any such schedule or performance requirements could result in costs that exceed projected profit margins, including fixed-amount liquidated damages up to a certain percentage of the overall contract amount and/or guarantees for the entire contract amount.

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

RISKS RELATED TO MEXICO

MEXICO HAS EXPERIENCED ADVERSE ECONOMIC CONDITIONS.

         In the past, Mexico has experienced adverse economic conditions, including high levels of inflation. See "Item 4. Information on the Company -- History and Development of the Company -- Public Sector Spending and the Mexican Economy." If the Mexican economy were to experience a recession or if inflation and interest rates increase significantly, our business, financial condition and results of operation could be adversely affected.

DEPRECIATION OR FLUCTUATION OF THE MEXICAN PESO RELATIVE TO THE U.S. DOLLAR COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         We may incur additional dollar-denominated debt. A devaluation of the Mexican peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses. Of our total indebtedness at December 31, 2003, 59% was denominated in currencies other than Mexican pesos, principally U.S. dollars.

         Severe devaluation or depreciation of the Mexican peso may also result in the disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies.

DEVELOPMENTS IN OTHER COUNTRIES MAY AFFECT US.

         The market value of securities of Mexican companies may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in these countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. For example, in the second half of 1998 and in early 1999, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil.

         Adverse economic conditions in Argentina have adversely affected the operations of CPC, our Argentine subsidiary, which has reduced its number of personnel and its activities to a single project. We do not expect CPC to contribute significantly to our revenues in 2004.

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

YOU MAY NOT BE ENTITLED TO PARTICIPATE IN FUTURE PREEMPTIVE RIGHTS OFFERINGS.

         Under Mexican law, if we issue new shares for cash as part of a capital increase, we generally must grant our stockholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in our company. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs in the United States to exercise any preemptive rights in any future capital increase unless:

         - we file a registration statement with the Securities and Exchange Commission with respect to that future issuance of shares, or

         - the offering qualifies for an exemption from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act.

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

RISKS RELATED TO OUR ADSS

WE MAY BE REQUIRED TO DELIST OUR ADSS FROM THE NEW YORK STOCK EXCHANGE.

         We may be required to delist our ADSs from the New York Stock Exchange, or the NYSE, if the price of our ADSs over a 30 trading-day period falls below $1.00. On September 30, 2002 the NYSE notified us that the average closing price of our ADSs had fallen below the minimum threshold required by the NYSE's continued listing requirements. On April 23, 2003, the NYSE notified us that the average closing price of our ADSs had increased above the minimum threshold required by the NYSE's continued listing requirements, and that we were in compliance with the NYSE continuing listing standards. There can be no assurance that in the future our ADS price per share will not fall below the minimum threshold required by the NYSE's continued listing requirements and that we will not be required to delist our ADSs. Any such delisting could have an adverse effect on the liquidity of our ADSs and on our ADS per share price.

RISK RELATED TO OUR MAJOR SHAREHOLDERS

THE SIGNIFICANT SHARE OWNERSHIP OF OUR PRINCIPAL SHAREHOLDERS AND OUR MANAGEMENT MAY HAVE AN ADVERSE EFFECT ON THE FUTURE MARKET PRICE OF OUR ADSS AND SHARES.

         Our management and other principal shareholders, as a group, beneficially own approximately 27.41% of our total shares outstanding (13.95% of our shares are held by the Slim Group, 8.71% of our shares are held by Bernardo Quintana I. and 4.75% of our shares are held by our management through the management trust). For a description of the Slim Group and the management trust, see "Item 7. Major Shareholders and Related Party Transactions - Major Shareholders."

         Actions by our management and other principal shareholders, including the Slim Group, with respect to the disposition of the shares and ADSs they beneficially own, or the perception that such action may occur, may adversely affect the trading price of the shares on the Mexican Stock Exchange and the market price of our ADSs.

                           FORWARD-LOOKING STATEMENTS

         This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

         - projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios,

         - statements of our plans, objectives or goals, including those related to anticipated trends, competition and regulation,

         - statements about our future economic performance or that of Mexico or other countries in which we operate, and

         -        statements of assumptions underlying such statements.

         Words such as "believe," "could," "may," "will," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "potential," "predict," "forecast," "guideline," "should" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

         Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Risk Factors," include cancellations of significant construction projects included in backlog, material changes in the performance or terms of our concessions, additional costs incurred in projects under construction, the outcome of any discussions with our creditors to restructure out debt, developments in legal proceedings, limitations on our access to sources of financing on competitive terms, changes to our liquidity, economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

         Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

ITEM 4. INFORMATION ON THE COMPANY

                     HISTORY AND DEVELOPMENT OF THE COMPANY

         Our business began in 1947 with the incorporation of Ingenieros Civiles Asociados, S.A., which provided construction services for infrastructure projects for the Mexican public sector. Our charter document provides that our corporate existence will continue until June 1, 2078, but this date may be extended by a resolution of our shareholders. Our registered office is located at Mineria No. 145, Edificio Central, 11800 Mexico, D.F., Mexico, telephone (52-55) 5272-9991.

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

         Since 1947, we have greatly expanded and diversified our construction and related businesses. In the past, our business strategy had been to strengthen and expand our core construction business, while diversifying our sources of revenue. In recent years, our business strategy has been to emphasize our construction business, which in 2003 accounted for approximately 86% of our revenues. We are currently in the process of selling our interest in several concessions. In addition, we intend to discontinue our real estate operations through the sale of our real estate assets, and to increase our participation in the low-income housing development business.

         We are active in Spain, Portugal, Panama, Venezuela, Argentina, Puerto Rico, Guatemala and various other countries in Latin America. In recent years we have sought to become more selective when choosing international projects. Since 2001, revenues from foreign operations have accounted for approximately 30% of our total revenues. See note 29 to our financial statements.

         Unless the context otherwise requires, the terms "us," "we" and "ICA" as used in this annual report refer to Empresas ICA Sociedad Controladora, S.A. de C.V. and its consolidated subsidiaries. We are a holding company that conducts all of our operations through subsidiaries. The references herein to segments or sectors are to combinations of various subsidiaries that have been grouped together for management or financial reporting purposes.

CAPITAL INCREASE

         On October 30, 2003, our board of directors resolved to call a shareholders' meeting to consider approval of a capital increase through a rights offering to shareholders at a subscription price of Ps.2.00 per ordinary share. The rights offering was approved at a shareholders' meeting held on November 17, 2003. Pursuant to the rights offering, each of our Mexican shareholders was entitled to subscribe for two new shares, at the subscription price per share, for each share such shareholder held. In connection with the capital increase, on October 31, 2003 we entered into a collaboration agreement with Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa, or Inversora. Under the terms of the collaboration agreement, Inversora was obligated to subscribe for up to 31,886,520 shares at the subscription price per share, and to use its best efforts to find investors who would subscribe for up to an additional 469,752,496 shares at the subscription price per share (less any shares subscribed for by our shareholders).

         The capital increase concluded on January 9, 2004, and all of the new shares offered in the capital increase were subscribed for. At December 31, 2003, 1,060,827,733 shares had been subscribed, yielding proceeds to us of Ps.2,121 million. Upon conclusion of the capital increase on January 9, 2004, an additional 182,664,948 shares had been subscribed for, resulting in total proceeds from the capital increase of Ps.2,486 million. During the first quarter of 2004, we applied proceeds of the capital increase (including interest earned on the proceeds) towards:

         -        repayment of a portion of our indebtedness (Ps.859 million);

         - repurchasing, paying interest on and repayment of principal of our outstanding convertible subordinated debentures on March 15, 2004 (Ps.1,081 million);

         -        our working capital needs (Ps.383 million); and

         -        employee severance payments (Ps.185 million).

         After giving effect to the capital increase, as of March 31, 2004, we had 1,865,054,114 shares outstanding.

ASSET DIVESTITURES

         Our non-core asset divestment program was approved by our board of directors in 1999 and ratified by our shareholders in 2000. As part of our non-core asset divestment program, we created a working group that reports to our chief financial officer, and that oversees major divestitures across our business segments. The working group's responsibilities include coordinating the efforts of our various internal business segments and our legal and finance departments, as well as supervising any external advisors or brokers who are required for a particular transaction. Prior to any sale of an asset, we conduct a due diligence investigation in order to assess such asset's condition and to prepare the asset for sale. Depending on the size and characteristics of the asset to be sold, we may retain qualified brokers or financial advisors to participate in the process of valuating the asset, identifying potential buyers for the asset, negotiating the sale of the asset and closing the transaction. Our executive committee approves all sales within the non-core asset divestment program.

         In 2004, as part of our non-core asset divestment program, we sold our interest in the following assets:

         - all of our shares of Simex, Integracion de Sistemas, S.A. de C.V., or SIMEX, an electronic systems subsidiary, to a member of our board of directors for Ps.8.2 million. "See Item 7. Major Shareholders and Related Party Transactions -- Related Party Transaction."

         In 2003, as part of our non-core asset divestment program, we sold our interest in the following assets:

         - 60% of our holdings in Servicios de Tecnologia Aeroportuaria, S.A. de C.V., or SETA, an airport operator, to Aeroinvest for net proceeds of U.S.$14.5 million. See "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions;"

         - all of our shares of Solaqua, S.A. de C.V., or Solaqua, a water treatment subsidiary that owned the Ciudad Obregon water treatment plant, to Grupo Domos S.A. de C.V. for U.S.$10.2 million;

         - all of our shares in HIMAICA S.A., or Himaica, a Puerto Rican real estate development affiliate, to Centro Medico Turabo Inc. for U.S.$2.8 million;

         - an office building located at Viaducto No.81, Mexico City, to a local businessman for U.S.$1.5 million;

         - construction equipment, to various unaffiliated third parties for an aggregate of U.S.$1.6 million; and

         In 2002, as part of our non-core asset divestment program, we sold our interest in the following assets:

         - the Veracruz grain terminal, to Cargill de Mexico, S.A. for U.S.$22.5 million;

         - Centro Comercial Hemisferia, a shopping mall in Guadalajara, to an unaffiliated third party for U.S.$20 million;

         - Terminal de Cruceros Punta Langosta, Cozumel, S.A. de C.V., a cruise ship terminal in Cozumel, to Cruceros Maritimos del Caribe S.A. de C.V. for U.S.$19.4 million;

         - the Cabo del Sol tourism real estate development in Los Cabos, Baja California Sur, to CDS Development Partners for U.S.$13 million;

         - the Bellas Artes parking facility concession, to the Fundacion del Centro Historico de la Ciudad de Mexico, A.C. for U.S.$10.8 million;

         - an office building located at Viaducto Rio Becerra No.27, Mexico City to an unaffiliated third party for U.S.$10.3 million;

         - Propulsora Mexicana de Parques Industriales, S.A. de C.V., a subsidiary that owned a tract of land in Mexicali, to Urbi, S.A. de C.V. for U.S.$4 million; and

         - Hubard y Bourlon to Grupo Condumex, S.A. de C.V. for U.S.$3 million.

         In 2001, as part of our non-core asset divestment program, we sold our interest in the following assets:

         - Calizas Industriales del Carmen, S.A. de C.V., Vulica Shipping Company Limited and Vulcan ICA Distribution Company, all affiliated with our construction aggregates joint venture with Vulcan Materials Company, to Vulcan Materials Company for U.S.$122.4 million;

         - Internacional de Contenedores de Veracruz, S.A. de C.V., or ICAVE, a container terminal in Veracruz, to Hutchison Ports Holding for U.S.$105 million;

         - the Torre Mayor office building in Mexico City to Reichmann International for U.S.$25 million with an additional U.S.$6 million payable to us when the building's occupancy level reaches 90% for a full year. As of December 31, 2003, the building is at a 53% occupancy level;

         - Centro Empresarial Guadalajara S.A. de C.V., a shopping mall in Guadalajara, to an unaffiliated third party for U.S.$10.1 million; and

         - Desarrollo Comercial, Leon, S.A. de C.V., a shopping mall in Leon, to an unaffiliated third party for U.S.$10.4 million;

CAPITAL SPENDING

         Our capital spending program is focused on the acquisition, upgrading and replacement of property, plant and equipment required for our future projects.

         The following table sets forth our capital spending, before retirements, for each year in the three-year period ended December 31, 2003.

                                                                      YEAR ENDED DECEMBER 31,
                                                     --------------------------------------------------------
                                                         2003           2003            2002           2001
                                                     ------------      -------        -------         -------
                                                     (MILLIONS OF            (MILLIONS OF MEXICAN PESOS)
                                                     U.S. DOLLARS)
Construction:
    Civil......................................        U.S.$ 41        Ps. 454        Ps.  14         Ps.  57
    Industrial.................................               5             58              4               9
    CPC and Rodio..............................               2             24             99              87
                                                       --------        -------        -------         -------
        Total..................................        U.S.$ 48        Ps. 536        Ps. 118         Ps. 153
Infrastructure Operations......................               3             32             40              47
Corporate and Other Operations.................               1             33             23              80
Real Estate and Housing........................               2             19             --               4
                                                       --------        -------        -------         -------
        Total..................................        U.S.$ 54        Ps. 620        Ps. 180         Ps. 283
                                                       ========        =======        =======         =======

         Aggregate capital spending substantially increased from Ps.180 million in 2002 to Ps.620 million in 2003. The substantial increase in aggregate capital spending in 2003 generally reflected increased investment in the Construction segments (to Ps.536 million in 2003 from Ps.118 million in 2002) and, to a lesser extent, increased investment in the Real Estate and Housing segment. The significant increase in investment in the Construction segments was primarily attributable to increased investment needed for the El Cajon hydroelectric project, and the revamping of marine platform manufacturing sites used by the Industrial Construction segment. The decrease in aggregate capital spending in 2002 generally reflected decreased investment in the Construction segments (to Ps.118 million in 2002 from Ps.153 million in 2001) and in the Corporate and Other Operations segment (to Ps.23 million in 2002 from Ps.80 million in 2001) as a result of the reduction in the size of our business.

         In addition, our net investment in and loans to unconsolidated affiliates was Ps.75 million in 2003, Ps.10 million in 2002 and Ps.193 million in 2001.

         In 2003, our investments in unconsolidated affiliates mainly related to Autopistas Concesionadas de Venezuela S.A. de C.V., or Aucoven, an affiliate that operated the Caracas-La Guaira highway system in Venezuela. In 2002, our investments in unconsolidated affiliates mainly related to the Cabo del Sol tourism real estate development. In October 2002, we sold 39% of our 49% interest in the Cabo del Sol tourism real estate development to CDS Development Partners for U.S.$13 million. In 2001, our investments in unconsolidated affiliates mainly related to the Caruachi hydroelectric project in Venezuela, a segment of the light rail system in Puerto Rico, our Cabo del Sol tourism real estate development operation in Los Cabos, Baja California Sur, and the construction of the Torre Mayor office building in Mexico City. In October 2001, we sold our 50% interest in the Torre Mayor office building to subsidiaries of our joint venture partner, Reichmann International for U.S.$25 million, with an additional U.S.$6 million payable to us once the building reaches a 90% occupancy level for a full year. As of December 31, 2003, the building is at 53% occupancy level. In December 2003, we began to consolidate the results of the Puerto Rican light rail system project in our financial statements.

PUBLIC-SECTOR SPENDING AND THE MEXICAN ECONOMY

         Our performance historically has been tied to Mexican public-sector spending on infrastructure facilities and to our ability to bid successfully for such contracts. Mexican public-sector spending, in turn, has been generally dependent on the state of the Mexican economy. From 1987 through 1994, Mexico's economy experienced steady growth. Although improvement in the economy generally increased demand for new construction, the Mexican public sector began in 1988, as a consequence of its program of economic stabilization and increased spending on social services, to reduce its spending on the construction of infrastructure facilities. It sought, instead, to stimulate private investment in the construction of such facilities. Accordingly, we have become increasingly involved in arranging the financing of projects built for the Mexican federal and state governments and state - owned enterprises.

         We utilize a number of project financing structures to raise the capital necessary to build projects for the public sector. Under such structures, we typically provide a portion of the equity itself and payment is generally received from the sponsor of the project in a series of payments over time, such as lease payments, once the project is completed. Generally, we contribute equity to a project by accepting deferred payment of a portion of its construction contract price. Concessions represent a similar approach to financing public-sector projects through the private sector. In certain projects, such as the Cantarell nitrogen plant, we provided debt financing in lieu of equity. In other projects, such as the El Cajon hydroelectric project, which are financed as part of the Mexico's public works financing program, which is known in Mexico as the PIDIREGAS program, payment of the construction cost is deferred until the project is operational. Due to the nature of most infrastructure projects, which typically involve long-term operations, we seek to recover our equity or debt contribution once the construction phase is completed. Depending on the requirements of each specific infrastructure project, we typically seek to form a consortium with entities that have expertise in different areas and that can assist us in obtaining financing from various sources. See " -- Infrastructure Operations." We anticipate that future revenues will depend significantly on our ability directly or indirectly to arrange financing for the construction of infrastructure projects.

         We believe that our ability to finance construction projects has enabled us to compete more effectively in obtaining such projects. Providing financing for construction projects, however, increases our capital requirements and exposes us to the risk of loss of our investment in a project. We attempt to compensate for this risk by entering into financing arrangements on terms generally intended to provide us with a reasonable return on our investment. Although we have implemented policies to make us more selective in choosing the projects we participate in, and seek to participate only in projects where we expect to recover our investment and earn a reasonable rate of return, there can be no assurance that we will be able to realize these objectives.

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

         Although economic conditions have generally improved since 1996, Mexico's gross domestic product increased by only 1.3% in 2003 (as compared to 2002) after having increased by 1.7% in 2002 (as compared to 2001). The average interest rates on 28-day Mexican treasury notes were 6.26% in 2003, 7.09% in 2002 and 11.26% in 2001. Inflation was 3.98% in 2003, 5.7% in 2002 and 4.4% in
2001.

         According to government statistics, construction activity increased by 3.4% in 2003 and by 0.9% in 2002, in each case as compared to the prior year. In 2003, according to data published by the Mexican Central Bank, Mexican public-sector spending on infrastructure projects increased by 21.3%.

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

         We currently participate in two operating highways (San Martin - Tlaxcala - El Molinito in Mexico and the Corredor Sur highway in Panama) and one operating tunnel (the Acapulco Tunnel) pursuant to concession arrangements. In addition, we are involved in the management and operation of water supply systems; waste disposal facilities; airports and automobile parking facilities under concessions granted by Mexican federal, state and municipal governments. In 2003, our infrastructure operations accounted for approximately 5% of our revenues.

         We are also involved in developing, arranging financing for, and investing equity in, real estate and housing development projects in an effort to improve our competitive position in the construction market. In 2003, our real estate and housing operations accounted for approximately 8% of our revenues. In recent years, we have been reducing our involvement in the real estate portion of this business segment, and have been focusing our efforts on the development of housing projects.

DESCRIPTION OF BUSINESS SEGMENTS

CONSTRUCTION

         In each construction segment we provide a full range of services, including feasibility studies, conceptual design, engineering, procurement, project and construction management, construction, maintenance, and technical, site evaluation and consulting services. The construction segments collectively accounted for approximately 86% of our total revenues in 2003, 79% of our total revenues in 2002 and 81% of our total revenues in 2001. The table below sets forth for the periods indicated the consolidated net revenues and operating results attributable to our operations in our three construction segments.

                                                                  YEAR ENDED DECEMBER 31,
                                             --------------------------------------------------------------
                                                  2003            2003              2002             2001
                                             (MILLIONS OF             (MILLIONS OF MEXICAN PESOS)
                                             U.S. DOLLARS)
CONSTRUCTION REVENUES
Civil..................................        U.S.$  191      Ps. 2,145          Ps.1,021         Ps.2,512
Industrial.............................               361          4,061             4,154            4,317
CPC - Rodio............................               176          1,974             1,696            1,891
                                               ----------      ---------          --------         --------
    Total..............................        U.S.$  728      Ps. 8,180          Ps.6,871         Ps.8,720
                                               ==========      =========          ========         ========
CONSTRUCTION OPERATING INCOME (LOSS)

Civil..................................        U.S.$ (0.1)     Ps.    (1)         Ps. (328)        Ps. (900)
Industrial.............................                (9)           (98)              405              214
CPC - Rodio............................                 7             78               (15)            (160)
                                               ----------      ---------          --------         --------
    Total..............................        U.S.$   (2)           (21)               62             (846)
                                               ==========      =========          ========         ========

         Contracting Practices

         Historically, a majority of our construction business was conducted under unit price contracts, which contain an "escalation" clause that permits us to increase unit prices to reflect the impact of increases in the costs of labor, materials and certain other items due to inflation. Under this form of contract, while a total price is quoted, the construction project is broken down into its various constituent elements, such as excavation volume, square footage of built-up area, footage of pipes to be laid, and a price per unit is established for each such element. Where the amount of work required to complete the contract (i.e., the amount of each constituent element) is greater than the amount quoted in the contract due to incorrect specifications or changes in specifications, we are entitled to an increase in the contract price on the basis of the quantity of each element actually performed, multiplied by its unit price. These unit price contracts allow flexibility in adjusting the contract price to reflect work actually performed and the effects of inflation.

         In recent years, however, our construction contracts have been increasingly of the fixed price or not-to-exceed type, which generally do not provide for adjustment except under certain circumstances for inflation or as a result of errors in the contract's specifications. Fixed price and not-to-exceed contracts collectively accounted for approximately 85% of our construction backlog as of December 31, 2003, 41% of our construction backlog as of December 31, 2002 and 91% of our construction backlog as of December 31, 2001. We expect that, because of conditions attendant to financing arrangements, future concession-related, infrastructure and industrial construction contracts will not permit an adjustment of the contract price for additional work done due to incorrect contract specifications. In recent years, we experienced significant losses in several projects due to incorrect contract specifications and other risks assumed by us in fixed price or not-to-exceed contracts. See "Item 5. Operating and Financial Review and Prospects -- Operating Results -- Construction." There can be no assurance that we will not experience increased costs due to incorrect contract specifications in future fixed price or not-to-exceed contracts.

         Prior to 1995, substantially all of our construction revenues were earned under contracts whose prices were denominated in Mexican pesos. Since 1995 we have increasingly entered into foreign currency-denominated contracts, substantially all of which are of the fixed price or not-to-exceed type. Approximately 84% of the contracts awarded to us in 2003 (based on the contract amount) were foreign currency-denominated. Approximately 90% of our construction backlog as of December 31, 2003 represented foreign currency-denominated contracts. Substantially all of our foreign-currency denominated contracts are denominated in U.S. dollars, except for contracts entered into by our CPC-Rodio segment, which are denominated in Euros.

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

         Generally, the Mexican government and its agencies and instrumentalities may not award a construction contract unless it has been awarded through a public bidding process conducted in accordance with the Public Works and Related Services Law (Ley de Obras Publicas y Servicios Relacionados con las Mismas). Such construction contracts may only be awarded without a public bidding process under very limited circumstances, such as where the amount involved is low, the project must be completed on an emergency basis, or technology or special patents are required. Accordingly, the majority of the contracts for new projects awarded to us from Mexican public-sector clients are awarded through competitive bidding. Most contracts for new projects awarded to us by private-sector and foreign government clients are also the result of a bidding process. In addition to contracts for new projects, increases in the scope of work to be performed in connection with existing projects are an important source of revenue for us. Contracts for such work are not typically put up for bid, but are negotiated by the client with the existing contractor.

         In determining whether to bid for a project, we take into account, apart from the cost (including the cost of financing) and potential profit, efficient usage of machinery, the relative ease or difficulty of obtaining financing, geographic location, project-specific risks, current and projected backlog of work to be performed, our particular areas of expertise and our relationship with the client. Although we tend to bid for larger projects in which we believe our size gives us a competitive advantage, beginning in 1995, due to a decline in demand for large infrastructure projects in Mexico, we began to participate in smaller projects, such as bridge construction, drainage work and highway repaving and improvements.

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

         The market for construction services in Mexico and elsewhere is highly competitive. In the Civil Construction and Industrial Construction segments, competition is relatively more intense for infrastructure and industrial construction projects outside Mexico. In recent years, the sponsors of many infrastructure construction and industrial construction projects throughout the world, including in Mexico, have required contractors to provide construction on a "turnkey" basis. See " -- Industrial Construction." Many of our foreign competitors have better access to capital and greater financial and other resources, which affords them a competitive advantage in bidding for such projects. Evidencing this trend, we have been experiencing significant competition from Brazilian, Japanese, Korean, Spanish and, to a lesser extent, other European construction companies in recent years. The CPC-Rodio segment faces substantial competition in Argentina and Spain from large construction companies that operate in those markets, as well as from smaller, specialized construction companies that provide the same services offered by CPC-Rodio.

         Raw Materials

         The principal raw materials we require for our construction operations are cement, construction aggregates and steel. We have developed relationships with national providers that have reduced costs and delivery time, and have improved our overall control of our supply of raw materials. However, the prices of the principal raw materials used in our construction operations have experienced periods of volatility.

         For example, the price of various steel products increased between 20% and 50% from November 2003 to April 2004, which we believe has primarily been the result of substantially increased economic activity in China. A number of our construction contracts, including the El Cajon construction contract, specify fixed prices per ton of steel for a variety of steel products. Under the terms of these contracts, we have generally been required to bear the cost of the increases in the cost of steel from the time we entered into the contracts. As of June 2004, we do not have an estimate of the potential losses that we may incur as a result of the increase in the price of steel. There can be no assurance that the increase in steel prices will not have a material adverse effect on our financial condition or results of operations.

         Under the terms of the El Cajon contract, we are required to bear the risk of any increases in the cost of raw materials from the time we enter into the contract, other than those which under Mexican law applicable to public works contracts are a consequence of general, unforeseeable economic circumstances that are out of the parties' control. On May 18, 2004, the Mexican Comptroller's Office issued a decree recognizing that the aforementioned increase in steel prices constituted a general, unforeseeable economic circumstance that was out of the control of the Government's contractors (including CIISA). The Comptroller's Office decree authorizes government agencies that are party to construction contracts affected by the increase in steel prices to negotiate with counterparties during the subsequent six month period, in accordance with a set of enumerated guidelines, to make necessary amendments to their existing construction contracts to account for the extraordinary price increase. As of June 2004, we do not have an estimate of the potential losses that would be incurred under the contract absent an adjustment to the price of steel. Based on the authority granted by the decree, we are currently negotiating with the CFE to enter into an amendment to the El Cajon contract to avoid significant losses that would otherwise be incurred.

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

         The Civil Construction segment's projects are usually large and complex, although in recent years the size of the projects undertaken by this segment has decreased due to a decline in demand for the construction of large infrastructure projects in Mexico. The segment is a major user of large construction equipment and employs sophisticated managerial and engineering techniques. Although our Civil Construction segment is engaged in a wide variety of projects, our projects generally involve contracts whose terms range from two to five years.

         We have played an active role in the development of Mexico's infrastructure and have completed large infrastructure facilities and constructed buildings throughout Mexico and Latin America. Among the facilities and buildings we have constructed are:

         - the Apulco, Comedero, El Novillo, El Caracol, Cajon de Pena, Tomatlan, Infiernillo, Chicoasen, El Guineo, El Cobano, Jicalan, Falcon, Huites and Aguamilpa dams;

         -        the Guadalajara-Colima, Mazatlan-Culiacan,
                  Leon-Lagos-Aguascalientes, Guadalajara-Tepic, Mexico City Morelia-Guadalajara, Cuernavaca-Acapulco, Oaxaca-Sola de Vega and Torreon-Saltillo concessioned highways and the Tehuacan-Oaxaca federal highway;

         -        the Chihuahua-Pacifico railway system;

         -        the Mexico City sewage system;

         - 16 of the 58 existing airports in Mexico and two airports outside Mexico (the Tocumen Panama international airport in Panama and the Philip S.W. Goldson international airport in Belize);

         - a portion of the National University of Mexico campus (Universidad Nacional Autonoma de Mexico);

         - numerous hotels, including the Maria Isabel Sheraton, Nikko, Paraiso Radisson Mexico City, Presidente Chapultepec, Camino Real in Puerto Vallarta, two Sheratons in Cancun and one in each of Ixtapa and Huatulco, Westin Regina in Los Cabos and a Loews in the Dominican Republic; and

         - lines one through nine, A and part of B of the Mexico City subway system.

         The most important projects under construction by the Civil Construction segment during 2003 included:

         -        the El Cajon hydroelectric project; and

         -        the Chiapas bridge.

         The Civil Construction segment's contract awards in 2003 totaled approximately Ps.9,278 million (approximately U.S.$826 million). There were no contracts awarded outside Mexico in 2003.

         In March 2003, CFE awarded a U.S.$748 million contract for the engineering, procurement and construction of the El Cajon hydroelectric project to CIISA, a consortium, in which two of our subsidiaries hold a combined 61% interest. The El Cajon hydroelectric project is located in the state of Nayarit, and is comprised of civil construction, electromechanical, and ancillary work including the procurement, engineering, construction, transportation, testing, start-up and commissioning of two 375 megawatt turbo generating units. The El Cajon hydroelectric project is Mexico's first engineering, procurement and construction contract for the complete construction of a hydroelectric project under Mexico's public works financing program. The terms of the contract require that the contractor secure financing for its project costs. CFE will pay for the project upon completion, and the financing obtained by CIISA will cover only the project's cash costs. Consequently, although we expect the project to absorb certain fixed costs, the project is unlikely to generate any significant cash flow to us until completion, which is currently expected to occur in 2007.

         To maintain our competitive position for infrastructure projects within the heavy construction market, we have actively participated in government-sponsored infrastructure projects where the contracting counter-party is our affiliate or another private-sector entity. For example, we have pursued concession opportunities as well as other projects sponsored by governmental entities in which we participate in a consortium to which we must provide a portion of the financing. See " -- Public Sector Spending and the Mexican Economy" and " -- Infrastructure Operations."

         Our Civil Construction segment has also been actively involved in the construction of the Mexico City subway system. Our involvement in the construction of the Mexico City subway system began in 1967, when the Mexican government selected us to become the contractor for this system because of our expertise in heavy construction projects. Since then, we have been involved in every aspect of the subway's construction, from the design, engineering and excavation of tunnels and laying down of underground track to the construction of above ground stations and the laying of the subway's electro-mechanical system. Recently, we have been involved in the refurbishment of the Mexico City subway system.

         Our Civil Construction segment has sought to broaden its customer base by pursuing infrastructure projects in Central and South America and the Caribbean. Due to the difficulty and risks of competing and operating in foreign countries, most of the Civil Construction segment's projects outside Mexico are undertaken in conjunction with local partners. Projects in these areas ranged from construction of a section of the subway system in Santiago, Chile to the construction of a natural gas pipeline system in Argentina. In 2003, 20% of our Civil Construction revenues were attributable to construction activities outside Mexico. Our largest non-Mexican project during 2003 was the construction of the San Juan Coliseum in Puerto Rico. Currently, we maintain administrative or branch offices in Colombia, Panama, Venezuela, the United States, Argentina, Guatemala and Puerto Rico.

         Our Civil Construction segment has experienced substantial losses in recent years, primarily related to various foreign projects, including projects in Colombia, Puerto Rico and Guatemala. Our losses in Colombia have been attributable to the suspension of work on the Malla Vial project. See "Item 8. Financial Information -- Legal and Administrative Proceedings -- Legal Proceedings -- Malla Vial" for a description of the Malla Vial litigation. Our losses in Puerto Rico have been primarily attributable to penalties resulting from a series of construction delays on the construction of the light rail system and the San Juan Coliseum. Our losses in Guatemala have been related to work stoppages on a Guatemalan project.

INDUSTRIAL CONSTRUCTION

         Our Industrial Construction segment focuses on the engineering, procurement, construction, design and commissioning of large manufacturing facilities such as power plants, chemical plants, petrochemical plants, fertilizer plants, pharmaceutical plants, steel mills, paper mills, and automobile and cement factories. The Fluor Corporation owns a 49% equity interest in our Mexican industrial construction subsidiary, ICA - Fluor.

         In the past decade, over one-half of the work performed by this segment has been for the Mexican public sector. Within the public sector, the dominant client during this period has been CFE. During 2003, 37% of the Industrial Construction segment's revenues were derived from work performed for the public sector. Clients of the Industrial Construction segment's Mexican operations range from state-owned enterprises, such as Pemex Exploracion y Construccion, Pemex Gas y Petroquimica Basica, Pemex Refinacion and Pemex Petroquimica to private-sector clients, such as Shell, Schlumberger, Sempra Energy Resources, Transalta Campeche, PPG, Enertek, Avantel (a joint venture between MCI and Banco Nacional de Mexico), Alestra (a joint venture between AT&T, Grupo Alfa and Valores Industriales), Navistar, Iberdrola Energia Altamira S.A. de C.V., AES Elsta B.C. & Co., C.V., BASF Mexicana, S.A. de C.V., AES Andres, Snamprogetti, Cementos El Salvador, Linde A.G. and Compania de Nitrogeno Cantarell (an international consortium among BOC Holdings, Linde, Marubeni Corporation and Westcoast Energy Inc.).

         Projects in our Industrial Construction segment typically involve sophisticated engineering techniques and require us to fulfill complicated technical and quality specifications. Our Industrial Construction segment contracts are mainly U.S. dollar-denominated, fixed price contracts.

         Among the principal projects we have completed in the Industrial Construction segment are:

         -        the BASF Mexicana Plant in Altamira;

         -        the Temascal II hydroelectric project (Units V and VI);

         -        the Samalayuca I and II thermoelectric plants;

         - the Cactus I Cryogenic natural gas processing complex in Chiapas;

         - the Tuxpan thermoelectric complexes (Units III, IV, V and VI) in Veracruz;

         -        the Fiber optics grid for Avantel and Telmex;

         -        the Cementos Salvador cement plant;

         -        the Alestra fiber optics network;

         -        the Snamprogetti residue hydrodesulfurization complex;

         -        the Navistar truck assembly plant;

         -        the Enertek cogeneration plant;

         -        the Pemex sulfur recovery plant in Chiapas;

         -        the Global Crossing telecommunications tower in Mexico City;
                  and

         -        a television picture tube manufacturing plant for Thomson
                  Displays.

         The Industrial Construction segment's contract awards in 2003 totaled approximately Ps.4,107 million (approximately U.S.$365 million) and included projects such as the May A and May B maritime platforms for Pemex, a liquefied natural gas plant for Shell and the Chicontepec oilfield exploration and production facilities for Schlumberger. See " - - Construction Backlog" and note 8 to our financial statements.

         The most important projects under construction by the Industrial Construction segment during 2003 included:

         - a combined cycle thermoelectric power plant for Altamira III and IV;

         -        a combined cycle thermoelectric power plant for Iberdrola; and

         -        a cryogenic gas processing and cooling facility for Pemex.

         During the past decade, the Industrial Construction segment has experienced a shift toward private sector investment. In recent years, certain clients, including Mexican state-owned enterprises such as CFE and Pemex, have required that projects sponsored by them be constructed on a turnkey basis with financing arranged by the parties constructing the project. Accordingly, bids for such projects must be complete packages, including, among other things, engineering, construction, financing, procurement and industrial elements. As a result of the increased complexity of the projects, bids are frequently submitted by consortia. Our ability to win such bids is affected by the relative strengths and weaknesses of our partners in the consortia and the ability of each consortium to obtain financing. In 2003, we entered into a single consortium with Schlumberger AG in connection with a contract to develop the Chicontepec oil field for Pemex.

         Typical of turnkey projects in this segment is the nitrogen plant for Pemex's Cantarell oil and natural gas field in Campeche. The plant was built pursuant to a 15-year build-own-operate-transfer contract and was awarded by Pemex to a consortium consisting of BOC Holdings, Linde, Marubeni Corporation, Westcoast Energy Inc. and ICA - Fluor. The consortium members contributed approximately 30% of the project's total budget. The remainder was temporarily funded through bridge loans and refinanced on December 27, 1999 through a U.S.$381 million loan from the Export-Import Bank of Japan. ICA - Fluor provided a U.S.$29.7 million loan to the consortium, corresponding to approximately 3% of the project's total budget of U.S.$1 billion. We, along with Linde, provided engineering, procurement and construction services to the project. The plant has a total generation capacity of 600 million standard cubic feet of high purity, high pressure nitrogen per day, which makes it the largest nitrogen generation facility in the world. The plant became operational in 2000. Other recent turnkey projects have included a cogeneration power plant for Enertek, an oxygen plant for Altos Hornos de Mexico, a silica plant for PPG, a cryogenic gas processing and cooling facility for Pemex, a cement plant for Cementos Apasco, a combined cycle power plant for AES Andres, a combined cycle power plant for Sempra, a combined cycle power plant for Transalta and a combined cycle power plant for Iberdrola.

CPC-RODIO

         The CPC-Rodio segment consists of our Argentine and Spanish operations.

         We initially acquired 50% of CPC, our Argentine subsidiary, in 1997. In 1998, we began consolidating CPC, and in 1999 we acquired the remaining 50% interest in CPC. Until recently, CPC has been principally engaged in electrical and mechanical construction projects, and to a lesser extent, in general industrial construction. CPC's principal market is Argentina, although from time to time it becomes involved in projects in other South American countries.

         CPC has been adversely affected by the Argentine economic crisis. CPC has experienced a substantial decrease in revenues reflecting a lower level of work in Argentina as a result of the cancellation or downsizing of various Argentine projects. In 2003, Argentina's construction sector was adversely affected by substantial reduction in the level of public sector investment in public works and by a significant decrease in the level of private sector investment in construction projects. CPC's projects under construction did not contribute significantly to our revenues in 2003. Work on the hydroelectric project in Caracoles, CPC's most important project in 2002, was suspended on June 11, 2002 as a result of the failure by AES Caracoles and the government of the Province of San Juan to pay us for work that we had already performed. The government of the Province of San Juan has since partially rescinded the concession. For a discussion of the legal proceedings related to this project, see "Item 8. Financial Information -- Legal and Administrative Proceedings -- Legal Proceedings -- Caracoles-Punta Negra Hydroelectric Project." During 2003, CPC reduced its number of personnel and its activities to a single project. In 2003, CPC represented 2% of this segment's revenues.

         Our Spanish operations consist of Rodio, (a sub-soil construction subsidiary) and Kronsa (a subsidiary that constructs specialized support piles). In December 2001, we restructured Rodio and Kronsa for tax reasons. Currently, we own Rodio and Kronsa through FRAMEX, an intermediary holding company. We own 50% of FRAMEX and the remaining 50% interest is owned by the Soletanche Bachy Group. Rodio and Kronsa are each governed by a board of directors that is jointly appointed, in equal number, by the Soletanche Bachy Group and us, and we appoint the president of the board of each of Rodio and Kronsa. The officers of each of Rodio and Kronsa are appointed by the board to manage day-to-day operations.

         Rodio was founded in the 1930s and specializes in all forms of sub-soil construction, including the construction of tunnels, underpasses and retaining walls. Most of Rodio's contracts are of the unit price variety. Because of the nature of its work, Rodio is often hired as a subcontractor. Sub-soil construction involves substantial risk due to the uncertainty of subsurface conditions and the possibility of flooding. We believe that these risks are mitigated by the fact that third parties develop the designs for most of Rodio's projects. Kronsa constructs specialized support piles for use in the construction industry. Kronsa also constructs retaining walls. The principal market for Rodio and Kronsa is Spain, although Rodio has performed work in various foreign countries, including Russia and several Latin American countries and has subsidiaries in Portugal and Central America. In 2003, Rodio and Kronsa represented 98% of this segment's revenues.

         Among the principal projects Rodio and Kronsa have completed are:

         -        the foundation and construction of the Cazalegas Bridge;

         -        the foundation of San Marcos Bridge; and

         - the construction of piles for the Saica Paper Plant in Zaragoza.

         In 2003, the most important projects constructed by Rodio and Kronsa were:

         -        a tunnel in Gerona;

         -        the foundation for a shopping mall in Toledo;

         -        a portion of the Barcelona subway system;

         -        a concrete screen for a residential building in Barcelona; and

         -        piles for residential buildings in San Sebastian.

CONSTRUCTION BACKLOG

         The following table sets forth, at the dates indicated, our backlog of construction contracts.

                                                                     AS OF DECEMBER 31,
                                              -------------------------------------------------------------
                                                 2003              2003              2002           2001
                                              -----------      ------------       ---------       ---------
                                             (MILLIONS OF                (MILLIONS OF MEXICAN PESOS)
                                             U.S. DOLLARS)
CONSTRUCTION
    Civil............................         U.S.$   712      Ps.    8,002       Ps.   946       Ps.   793
    Industrial.......................                 382             4,290           4,623           4,836
    CPC-Rodio........................                  33               369             411           1,444
                                              -----------      ------------       ---------       ---------
        Total........................         U.S.$ 1,127      Ps.   12,661       Ps. 5,980       Ps. 7,074
                                              ===========      ============       =========       =========

         Our backlog does not include the backlog of joint venture companies established to construct infrastructure projects (such as the Caruachi hydroelectric plant in Venezuela) and in which we have a minority interest. Of such joint venture companies' backlog as of December 31, 2003, U.S.$8 million corresponds to our ownership interest. We account for income from such joint venture companies by using the equity method.

         We were awarded contracts totaling Ps.15,352 million (approximately U.S.$1,366 million) in 2003. See note 8 to our financial statements. Of our backlog as of December 31, 2003, approximately 13% related to projects outside Mexico (as compared to 13% as of December 31, 2002) and approximately 92% was denominated in foreign currencies (principally U.S. dollars) (as compared to 87% as of December 31, 2002). Of our backlog as of December 31, 2003, 61% was attributable to the El Cajon hydroelectric project.

         The amount of backlog is not necessarily indicative of our future revenues related to the performance of such work. Although backlog represents only business that is considered to be firm, there can be no assurance that cancellations or scope adjustments will not occur. For example, in 2003, we cancelled Ps.174 million out of backlog related to the Lopez Portillo junction, as a result of the inability of the Mexican government to obtain the right of way needed to continue the project. The Lopez Portillo project was subsequently reassigned to us in March 2004. In 2002, we cancelled Ps.1,020 million of backlog relating to, among others, the Caracoles and Punta Negra hydroelectric projects, the PR-834 highway in Puerto Rico, the Gutierrez-Zamora and Uruapan-Nueva Italia highways in Mexico and the sale of our participation in the Hubard y Bourlon subsidiary. In 2001, we cancelled Ps.409 million of backlog relating to the Santa Rosa dam, Las Rosas conservatory, the Gutierrez-Zamora highway and the Global Crossing project, among others. See "Item 5. Operating and Financial Review and Prospects--Operating Results -- Construction Backlog."

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

         In addition, the Infrastructure Operations segment is involved in the management and operation of:

         -        a water treatment plant in Ciudad Acuna;

         -        automobile parking facilities;

         - water supply systems, waste management and disposal services (through an unconsolidated joint venture with Veolia Environnement and Fomento de Construcciones y Contratas); and

         - thirteen airports (through an unconsolidated joint venture with Vinci Airports and Aeroports de Paris).

         Highway, Bridge and Tunnel Concessions -- Background

         To promote the development of Mexico's infrastructure without burdening the public sector's resources and to stimulate private-sector investment in the Mexican economy, the Mexican government began in 1989 actively to pursue a policy of granting concessions to private parties for the construction, maintenance and operation of highways, bridges and tunnels. A highway concession is a license of specified duration, granted by a federal, state or municipal government to finance, build, establish, operate and maintain a public means of communication or transportation. Mexican state and municipal governments and the governments of certain foreign countries award concessions for the construction, maintenance and operation of infrastructure facilities.

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

         Mexican Highway Concession Restructuring

         In 1997, the Mexican government announced the implementation of a restructuring for highway and tunnel concessions previously granted by the Mexican government. Under the concession restructuring, each participating concessionaire transferred its concession to the Mexican government. In exchange, the Mexican government compensated each concessionaire by assuming the concessionaire's construction-related indebtedness and paying its construction-related payables. The government paid the participating concessionaires by delivering UDI-denominated bonds (Pagares de Indemnizacion Carretera, or PICs), issued by a master trust holding interests in the transferred concessions and guaranteed by the Mexican government. To date, the Mexican government has delivered to us the total principal amount of PICs owed to us under the concession restructuring, and we have sold all PICs delivered to us under the concession restructuring. We believe that the compensation provided to us under the concession restructuring was insufficient to fully compensate us for our investment in the Mexican highway concessions. We believe that, together with the December 1994 devaluation and its continued effects on the Mexican economy, this lack of adequate compensation was one of the principal factors that adversely affected our financial condition and liquidity.

         Summary of Highway, Bridge and Tunnel Concessions

         The following table sets forth certain information regarding the highway, bridge and tunnel concessions in which we currently participate:

                                                                                                CONCESSIONAIRE'S
                                                                                                 NET INVESTMENT
                                                  TERM OF                            % OF              IN           % TOTAL
                                                    THE                          CONSTRUCTION      CONCESSION      INVESTMENT
                                                CONCESSION   % OWNERSHIP OF        PERFORMED      (MILLIONS OF      PROVIDED
           CONCESSION              KILOMETERS     (YEARS)    CONCESSIONAIRE(1)      BY ICA      MEXICAN PESOS)(2)   BY ICA(3)
--------------------------------   ----------   ----------   -----------------   ------------   ----------------   ----------
San Martin-Tlaxcala-El
   Molinito highway.............         25.5         25.5                  20%            10%  Ps.           19            4%
Acapulco tunnel.................          2.9         40.0                 100            100                493          100
Corredor Sur highway (Panama)...         19.5         30.0                 100            100            2,469(4)          68

------------------

(1) Does not take into account the Mexican federal or local governments' "sub-equity" contributions.

(2) Represents each concessionaire's investment in the applicable concession, net of depreciation and revaluation of assets. For a description of the revaluation of assets, see note 24 to our financial statements.

(3) Represents the percentage of the total gross investment in each concession (including the government's sub-equity contributions) provided by us whether in the form of equity, debt or in-kind contributions.

(4) Net investment does not reflect certain development costs, expenses associated with our negotiations with the Panamanian Ministry of Public Works and certain other costs. See " -- Corredor Sur."

         SAN MARTIN-TLAXCALA-EL MOLINITO. The San Martin-Tlaxcala-El Molinito concessioned highway began operating in September 1991. During 2003, the concessionaire's revenues were sufficient to cover its operating expenses as well as financing costs on its indebtedness.

         ACAPULCO TUNNEL. In 1994, the state of Guerrero granted us a 25-year concession for the construction, operation and maintenance of a 2.9 km tunnel connecting Acapulco and Las Cruces. We were the sole contractor for the project, and completed construction of the tunnel in the fourth quarter of 1996. The tunnel commenced operations in November 1996. We financed the project's construction from our own resources. In March 2001, we issued trust securities in Mexico, which were secured by a pledge on future revenues from toll collections.

         On November 15, 2002, the term of the concession was extended fifteen years, bringing the total length of the concession to 40 years. In December 2002, we obtained a Ps.306 million loan facility from Banobras, which we expect to repay from funds available after paying the concession's operating expenses and the servicing costs associated with the trust securities issued in 2001. As part of the loan facility, we pledged to Banobras subordinated securities representing the residual value of the revenues generated by the concession after taking into account the servicing of the concession's debt. In order to pledge the securities to Banobras, we were required to pay Banamex Ps.54 million, as the securities had previously been pledged to Banamex. As of March 31, 2004, we have withdrawn Ps.99 million from this loan facility.

         Toll revenues have generally been significantly lower than the estimates contained in the concession. However, in 2003, toll revenues were sufficient to cover operating expenses and debt service costs of the trust securities and the Banobras loan facility. At March 2004, toll revenues were also sufficient to prepay U.S.$1.4 million of the Banobras loan facility.

         CORREDOR SUR. In 1995, the Panamanian Ministry of Public Works awarded us a 30-year concession for the construction, operation and maintenance of the Corredor Sur highway, a four-lane, 19.5 kilometer highway. The concession was granted in August 1996.

         The first segment of the highway opened in August 1999 and the final segment opened in February 2000. Early stages of construction on the Corredor Sur highway concession were primarily financed with bridge loans that we guaranteed. In September 1999, we entered into a U.S.$70 million loan agreement with the International Finance Corporation, or IFC, and commercial lenders, the proceeds of which were used to refinance the outstanding bridge loans. In December 2001, we began to service the IFC loan, and are current in all payments. As of December 31, 2003, U.S.$59 million of this loan remained outstanding.

         The concession agreement provides for our compensation in part by the right to retain the revenue derived from the operation of the highway and in part by the development and sale of certain land and maritime-fill areas received from the Panamanian government. We plan to develop and sell these properties to repay the bridge loans incurred to finance a portion of the project. The estimated net revenues from the sale of these properties pursuant to the concession agreement are U.S.$116.6 million. The government does not guarantee a minimum amount of net proceeds from the sale and development of these properties. As of December 31, 2003, we have received a total of 25.4 out of the 29.5 hectares of land called for in the concession agreement, and obtained 20.9 out of 35 hectares of landfill rights granted to us as part of the concession. As of December 31, 2003, we have developed infrastructure on 45.3 hectares of such land. In 2003, we sold 2.86 hectares of such land, which represented 4.4% of the land involved in this project and which resulted in gross revenues of U.S.$7.9 million. As of December 31, 2003, our investment in the project was valued at U.S.$220 million (Ps.2,649 million). See note 12 to our financial statements.

         Commencing in the fourth year of the concession's operation, the concession agreement entitles us to increase toll rates at the rate of 25% (in real terms) per year through the ninth year of the concession's operation. Additionally, toll rates may be adjusted, subject to approval by the Panamanian Ministry of Public Works, to account for inflation. In the event that, prior to the expiration of the 30-year concession, it is proven that toll revenues will be insufficient for us to obtain the return on investment originally projected in the concession, we may formally commence negotiations with the Panamanian Ministry of Public Works to extend the terms of the concession, including the extension of the period of the concession, in order to obtain such return on our investment.

         On June 29, 2002, we executed the first of the authorized 25% toll rate increases, which resulted in an increase in revenues but a decrease in the traffic volume on the highway. We have repeatedly sought payment from the Panamanian Ministry of Public Works for work performed which we believe goes beyond the original scope of the concession, and to reimburse us for the expenses that we incurred because of what we believe are the Panamanian Ministry of Public Works' breaches of its contractual commitments. On October 16, 2003, we initiated arbitration proceedings against the Panamanian Ministry of Public Works. The proceedings have concluded, and we are awaiting the arbitral panel's decision.

         CARACAS LA-GUAIRA. In 1995, the Transportation and Communications Ministry of Venezuela (later renamed the Ministry of Infrastructure) awarded to a consortium in which we participated, a 30-year concession for the construction, operation and maintenance of the 17-kilometer Caracas-La Guaira highway system. In 1997, the consortium formed a Venezuelan corporation, Autopistas Concesionadas de Venezuela S.A. de C.V., or Aucoven, to construct, operate and maintain the highway system. We hold 100% of Aucoven's shares. The concession required the concessionaire to plan, construct, operate, repair and maintain the highway system during the term of the concession and to construct a viaduct. In exchange, Aucoven was entitled to collect tolls on the 17-kilometer highway. In order to ensure the concession's profitability, as part of the concession agreement, the government of Venezuela agreed to increase the highway system's tolls, guarantee Aucoven a minimum income and grant multilateral lending entities (or other financing entities) one or more guaranties to ensure payment of Aucoven debts.

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

         In 1999, the Ministry of Infrastructure initiated administrative proceedings against Aucoven, and in 2000, the Ministry of Infrastructure determined that there were defects in the concession agreement and the administrative act by which it had awarded the bid to the consortium in which we participated. The Ministry of Infrastructure submitted the case to Venezuela's Attorney General and Public Prosecutor requesting that the Venezuelan Supreme Court declare the concession agreement and the administrative act null and void. On June 1, 2000, Aucoven initiated arbitration proceedings against the Venezuelan Ministry of Infrastructure before the International Center for Settlement of Investment Disputes, or ICSID, seeking damages for the breach of the concession agreement. The arbitral tribunal rendered its decision on September 23, 2003, and as a result, we collected U.S.$13.6 million from the Venezuelan government and we were released from any obligation under the concession.

         Other Concessions

         The following table sets forth certain information regarding the water distribution and treatment, waste disposal and automobile parking concessions in which we currently participate:

                                                                                             INITIAL
                                                                                 OWNERSHIP    GRANT   EXPIRATION
       CONCESSION             LOCATION             TYPE OF CONCESSION            INTEREST      DATE      DATE
       ----------             --------             ------------------            --------      ----      ----
Coahuila water                              operation of a waste water
   and sanitation.......           Acuna    treatment plant                         100%       1998      2020
Plaza Garibaldi(1)......     Mexico City    300 vehicle capacity parking garage     100%       1995      2012
Plaza de la Libertad (1)         Tampico    452 vehicle capacity parking garage     100%       1995      2024
Plaza Monumento a la
   Madre(1).............     Mexico City    499 vehicle capacity parking garage     100%       1997      2024
Plaza Morelos(1)........     Mexico City    321 vehicle capacity parking garage     100%       1996      2025

(1) This concession has not achieved the level of revenues projected in the terms of the concession.

         WATER DISTRIBUTION AND WATER TREATMENT CONCESSIONS. We commenced construction of the Acuna water treatment plant in November 1998. The plant started commercial operations in October 2000, and we received our first payment in February 2001. In recent years, we have experienced problems with liquidity and the non-recognition of our investment in the project. Pursuant to the terms of the concession contract, we are entitled to use a mediator to reach a settlement.

         We have continued to negotiate with our client prior to selecting a mediator, and as a result of our negotiations, have restarted construction of the water treatment plant's sewage system charging commercial construction prices in order to recover our investment in the concession. Our client has certified this work. As a result of our negotiations, the project's revenues have been sufficient to cover our obligations connected to the concession.

         We have also requested that our client compensate us for certain additional costs that have been the result of a delay in the approval of detailed engineering plans, inflation based escalation clauses and other factors. There can be no assurance as to the results of these negotiations or as to the result of any mediation. There can be no assurance as to the timing of when such mediation may be resolved.

         We also participated in a concession for the design, construction and supply of equipment for two waste water treatment plants in Ciudad Obregon. The concession included the operation and maintenance of the plants for a 25-year period. We sold this concession to Grupo Domos in June of 2003 for U.S.$10.2 million.

         AUTOMOBILE PARKING CONCESSIONS. As part of our non-core asset divestment program, in December 2002, we sold the Bellas Artes parking facility to the Foundation of the Mexico City Historical Center (Fundacion del Centro Historico de la Ciudad de Mexico A.C.), an organization committed to the development of downtown Mexico City for U.S.$10.8 million. Our non-core asset divestment program also includes the sale of our remaining parking facilities (Plaza Morelos, Plaza Monumento a la Madre, Plaza Garibaldi and Plaza de la Libertad).

REAL ESTATE AND HOUSING

         Our current policy is to discontinue our commercial real estate operations through the sale of our real estate assets, and to increase our investment in the housing market.

         In 2003, we participated in new housing development projects, including: Colinas del Sol in Queretaro, El Faro in Leon, Calakmul in Cancun, Paseo de San Isidro in San Juan del Rio, Queretaro and Paseos de Aragon in Mexico City. We also completed ongoing projects in Paseos de Xochimilco, Lagos de Xochimilco in Mexicali, Rinconada del Carmen in Cuernavaca, Paseos de Miravalle in Leon and Paseos de Guaycura in Tijuana. During 2003 and 2002, we built and sold 2,289 and 1,883 houses, respectively. As of December 31, 2003, our housing division owned 203 hectares of land reserved for the construction of 13,000 housing units. We expect to acquire an additional 120 hectares of land for the construction of 8,600 housing units over the next two years.

         In 2001, we sold our interest in Centro Empresarial Guadalajara for U.S.$10.1 million. In September 2001, we sold our interest in the Centro Max shopping and entertainment center in Leon for U.S.$10.4 million.

         In October 2001, we sold our 50% interest in the Torre Mayor office building to subsidiaries of our joint venture partner, Reichmann International, for U.S.$25 million, with an additional U.S.$6 million payable to us when the building's occupancy level reaches 90% for a full year. As of December 31, 2003, the building is at a 53% occupancy level.

         In October 2002, we sold 80% of our interest in the Cabo del Sol tourism real estate development in Los Cabos, Baja California Sur, to CDS Development Partners for U.S.$13 million. We received cash proceeds of U.S.$5 million in October 2002, and we expect to receive cash proceeds of U.S.$6 million between October 2004 and October 2007. We will receive the remaining U.S.$2 million of the U.S.$13 million purchase price if by 2007 we replace the present road going through the Cabo del Sol tourism real estate development with a highway running along the outside edge of the development.

CORPORATE AND OTHER OPERATIONS

         The Corporate and Other Operations segment currently consists solely of Alsur.

         Alsur: Grain Storage and Distribution

         We purchased Alsur from the Mexican government in 1998. Alsur is a grain and general merchandise warehouse operator and an auxiliary credit institution that issues certificates of deposit. Alsur is regulated by the Mexican National Banking and Securities Commission (the Comision Nacional Bancaria y de Valores).

         Alsur holds a 30-year concession (ending in 2027) for the Silos Miguel Aleman grain storage facility in Mexico City. In the third quarter of 1999, Alsur began to divest those units that were not profitable. As part of our non-core asset divestment program, on December 26, 2002, we sold the Veracruz grain terminal to Cargill de Mexico for U.S.$22.5 million.

         As of December 31, 2003, in the aggregate, Alsur owns or holds the usage rights to 144 silos, 48 warehouses and five sites, with aggregate storage capacity of approximately 540,215 tons of grain. Although Alsur's principal business is the storage and delivery of grain, certain of Alsur's facilities are also equipped to store other goods. As Alsur is not one of our core businesses, we are presently considering the sale of all of its assets.

         Veracruz Container Terminal

         Until October 2001, the Corporate and Other Operations segment included the results of the Veracruz container terminal, or ICAVE. In October 2001, we sold ICAVE to Hutchison Ports Holding for U.S.$105 million. The stock purchase agreement under which the shares of ICAVE were sold grants us a call option to purchase 10% of ICAVE's shares from Hutchison Ports Holding if the concession's termination date is extended at least ten years from the original termination date. The concession is currently scheduled to terminate in 2015. The call option is priced at 10% of ICAVE's total book equity value at the time the call option is exercised.

         Punta Langosta Cruise Ship Terminal

         Until January 2002 the Corporate and Other Operations segment included the results of the Punta Langosta cruise ship terminal in Cozumel. On January 28, 2002, we sold the Punta Langosta cruise ship terminal to Cruceros Maritimos del Caribe for U.S.$19.4 million.

GEOGRAPHICAL DISTRIBUTION OF REVENUES

         Revenues from foreign operations accounted for approximately 24% of our revenues in 2003, as compared to 25% and 28% in 2002 and 2001, respectively.

         The following table sets forth our revenues by geographic area for each of the years in the three-year period ended December 31, 2003.

                                                                  YEAR ENDED DECEMBER 31,
                                     ---------------------------------------------------------------------------------
                                               2003                       2002                        2001
                                     -------------------------   ------------------------   --------------------------
                                     (MILLIONS                   (MILLIONS                  (MILLIONS OF
                                     OF MEXICAN    (PERCENT OF   OF MEXICAN   (PERCENT OF     MEXICAN      (PERCENT OF
                                       PESOS)         TOTAL)       PESOS)        TOTAL)        PESOS)        TOTAL)
                                     ----------    -----------   ----------   -----------   ------------   -----------
Mexico...........................    Ps.  7,271             76%  Ps.  6,492            75%  Ps.    7,754            72%
Spain............................         1,929             20        1,586            18          1,304            12
United States....................            82              1           12           0.1             76             1
Other Latin American countries...           535              5          934            11          1,956            18
Inter-segment eliminations.......         (261)             (2)        (327)           (4)          (388)           (4)
   Total.........................    Ps.  9,555            100%  Ps.  8,698           100%  Ps.   10,702           100%
                                     ==========    ===========   ==========   ===========   ============   ===========

         As a result of the December 1994 Mexican peso devaluation and the resulting economic crisis, our strategy had been to place greater emphasis on our international operations. We pursued this strategy through acquisitions of foreign companies, such as Rodio, CPC and Kronsa, as well as through the direct involvement of the Civil Construction and Industrial Construction segments in foreign projects, such as the Corredor Sur highway concession in Panama and the Malla Vial street network refurbishment project in Colombia. Our strategy of becoming more involved in foreign projects presented greater risks than those typically faced in Mexican projects. For example, foreign projects may be more difficult to supervise due to their greater distances from our principal operations. Foreign projects require familiarity with foreign legal requirements and business practices. In contrast to domestic infrastructure projects, foreign projects also typically do not allow us to benefit from our reputation and relationships with Mexican government officials and private-sector individuals. Over the last few years we have revised this strategy, and have decided to concentrate on our Mexican operations. Although we are still active abroad, we have sought to be more selective when bidding for international projects. To date, our foreign projects have generated mixed results. See "Item
5. Operating and Financial Review and Prospects--Operating Results."

ENVIRONMENTAL MATTERS

MEXICAN OPERATIONS

         Our Mexican operations are subject to both Mexican federal and state laws and regulations relating to the protection of the environment. At the federal level, the most important of these environmental laws is the Mexican General Law of Ecological Balance and Environmental Protection, or the Ecological Law (Ley General de Equilibrio Ecologico y Proteccion al Ambiente). Under the Ecological Law, rules have been promulgated concerning water pollution, air pollution, noise pollution and hazardous substances. Additionally, the Mexican federal government has enacted regulations concerning the import, export and handling of hazardous materials and bio-hazardous wastes. Specifically, the Monterrey waste treatment plant that is owned by one of our equity investees is subject to certain bio-hazardous waste regulations, which specify collection, storage and disposal techniques for bio-hazardous waste, including blood samples, syringes and other hospital and clinic waste. The Mexican federal agency in charge of overseeing compliance with the federal environmental laws is the Ministry of the Environment and Natural Resources (Secretaria de Medio Ambiente y Recursos Naturales). The Ministry of the Environment and Natural Resources has the authority to enforce Mexican federal environmental laws. As part of its enforcement powers, the Ministry of the Environment and Natural Resources can bring administrative and criminal proceedings against companies that violate environmental laws, and has the power to close non-complying facilities. We believe that we are in substantial compliance with Mexican federal and state environmental laws. Changes in Mexican federal or state environmental laws could require us to make additional investments to remain in compliance with such environmental laws. Changes in the interpretation or enforcement of Mexican federal or state environmental laws could cause our operations to cease to be in compliance with such laws. Any such event could have an adverse effect on our financial condition and results of operations.

         Since 1990, Mexican companies have been required to provide the Ministry of the Environment and Natural Resources with periodic reports regarding their production facilities' compliance with the Ecological Law and the regulations thereunder. These reports are required to include information with respect to environmental protection controls and the disposal of industrial waste. We have provided the information required by these reports to the Ministry of the Environment and Natural Resources. There are currently no material legal or administrative proceedings pending against us with respect to any environmental matter in Mexico, and we do not believe that continued compliance with the Ecological Law or Mexican state environmental laws will have a material adverse effect on our financial condition or results of operations, or will result in material capital expenditures or materially adversely affect our competitive position.

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

                            ORGANIZATIONAL STRUCTURE

         The following table sets forth our significant subsidiaries as of December 31, 2003, including the principal activity, country of incorporation, ownership interest and, if different, percentage of voting power held by us:

                                                PRINCIPAL             COUNTRY OF       OWNERSHIP      VOTING
              SUBSIDIARY                         ACTIVITY            INCORPORATION     INTEREST     POWER HELD
------------------------------------     -----------------------     -------------     ---------    ----------
Constructoras ICA,                       Construction                   Mexico           100%          100%
   S.A. de C.V......................

Controladora de Operaciones de           Real estate and                Mexico           100           100
   Infraestructura, S.A. de C.V.....     concessions

Promotora e Inversora ADISA,             Real estate and heavy          Mexico           100           100
   S.A. de C.V......................     construction

Controladora de Empresas de
   Vivienda, S.A. de C.V............     Housing development            Mexico           100           100

ICATECH Corporation.................     International holding       United States       100           100
                                         company
Rodio Cimentaciones                                                      Spain            50            50
   Especiales, S.A..................     Sub-soil construction

Ingenieros Civiles Asociados,
   S.A. de C.V......................     Heavy and urban                Mexico           100           100
                                         construction

ICA - Fluor Daniel,                                                     Mexico            51            51
   S. de R.L. de C.V................     Industrial construction

ICA Panama, S.A.....................     Highway construction           Mexico           100           100
                                         concessionaire


Constructora Internacional de            Consortium for the             Mexico            61            61
   Infraestructura, S.A. de C.V. ...     construction of the El
                                         Cajon hydroelectric
                                         project

                          PROPERTY, PLANT AND EQUIPMENT

         Approximately 69.5% of our assets and properties are located in Mexico, with the balance in the United States, Europe and other Latin American countries. At December 31, 2003, the net book value of all land (excluding real estate inventories) and buildings, machinery and equipment and concessions was approximately Ps.4,633 million (approximately U.S.$412 million).

         Our principal executive offices, which we own, are located at Mineria No. 145, 11800, Mexico City, Mexico. Our telephone number is (52-55) 5272-9991. In January 2002, we sold an office building located at Viaducto Rio Becerra No.27, Mexico City, to a third party and began renting it from the buyer. In December 2002, we pledged our headquarters as collateral for a Ps.1,124 million loan from Grupo Financiero Inbursa. For a description of the terms of the loan see "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources."

         We believe that all our facilities are adequate for our present needs and suitable for their intended purposes.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion should be read in conjunction with our financial statements and the notes thereto. Our financial statements have been prepared in accordance with Mexican GAAP, which differ in significant respects from U.S. GAAP. Note 32 to our financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net loss and total stockholders' equity. Under Bulletin B-10, financial data for all periods in our financial statements and throughout this annual report have been restated in constant Mexican pesos as of December 31, 2003.

         U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.11.24 to U.S.$1.00, the noon buying rate for Mexican pesos on December 31, 2003 as published by the Federal Reserve Bank of New York.

         Our operations are divided into six segments: Civil Construction, Industrial Construction, CPC-Rodio, Infrastructure Operations, Real Estate and Housing and Corporate and Other Operations.

                                OPERATING RESULTS

RECENT DEVELOPMENTS

CAPITAL INCREASE

         Our liquidity improved substantially as a result of a capital increase that commenced in the fourth quarter of 2003. On October 30, 2003, our board of directors resolved to call a shareholders' meeting to consider approval of a capital increase through a rights offering to shareholders at a subscription price of Ps.2.00 per ordinary share. The rights offering was approved at a shareholders' meeting held on November 17, 2003. Pursuant to the rights offering, each of our Mexican shareholders was entitled to subscribe for two new shares, at the subscription price per share, for each share such shareholder held. In connection with the capital increase, on October 31, 2003 we entered into a collaboration agreement with Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa, or Inversora. Under the terms of the collaboration agreement, Inversora was obligated to subscribe for up to 31,886,520 shares at the subscription price per share, and to use its best efforts to find investors who would subscribe for up to an additional 469,752,496 shares at the subscription price per share (less any shares subscribed for by our shareholders).

         The capital increase concluded on January 9, 2004, and all of the new shares offered in the capital increase were subscribed for. At December 31, 2003, 1,060,827,733 shares had been subscribed, yielding proceeds to us of Ps.2,121 million. Upon conclusion of the capital increase on January 9, 2004, an additional 182,664,948 shares had been subscribed for, resulting in total proceeds from the capital increase of Ps.2,486 million. During the first quarter of 2004, we applied proceeds of the capital increase (including interest earned on the proceeds) towards:

         -        repayment of a portion of our indebtedness (Ps.859 million);

         - repurchasing, paying interest on and repayment of principal of our outstanding convertible subordinated debentures on March 15, 2004 (Ps.1,081 million);

         -        our working capital needs (Ps.383 million); and

         -        employee severance payments (Ps.185 million).

         After giving effect to the capital increase, as of March 31, 2004, we had 1,865,054,114 shares outstanding.

EL CAJON FINANCING

         In March 2003, the CFE awarded a U.S.$748 million contract for the engineering, procurement and construction of the El Cajon hydroelectric project to CIISA, a consortium in which two of our subsidiaries hold a combined 61% interest. The terms of the contract require that the contractor secure financing for its project costs. CFE will pay for the project upon completion, and the financing obtained by CIISA will cover only the project's cash costs. Consequently, the project is unlikely to generate any significant cash flow to us until completion, which is currently expected to occur in 2007.

         CIISA obtained bridge financing for the El Cajon hydroelectric project in 2003, which was replaced by permanent financing in the first quarter of 2004. The permanent financing consisted of a U.S.$452.4 million syndicated loan and a U.S.$230 million bond. Accordingly, CIISA will fund the costs of the El Cajon hydroelectric project with the proceeds of the permanent financing pending receipt of payment from the CFE. We expect the proceeds of the permanent financing to be sufficient to fund construction costs and interest expense associated with the project. CIISA will not receive cash in respect of its profit in the project until its completion in 2007.

EFFECT ON EL CAJON HYDROELECTRIC PROJECT OF STEEL PRICE INCREASES

         The El Cajon construction contract specifies fixed prices per ton of steel for a variety of steel products. Under the terms of the El Cajon contract, we are required to bear the risk of any increases in the cost of raw materials from the time we enter into the contract, other than extraordinary increases (as defined under Mexican law applicable to public works contracts). Prices for various steel products have increased between 20% and 50% from November 2003 to April 2004, which we believe has primarily been the result of substantially increased economic activity in China.

         On May 18, 2004, the Mexican Comptroller's Office issued a decree recognizing that the increase in steel prices constituted a general, unforeseeable economic circumstance that was out of the control of the Government's contractors (including CIISA). The Comptroller's Office decree authorizes government agencies that are party to construction contracts affected by the increase in steel prices to negotiate with counterparties during the subsequent six month period, in accordance with a set of enumerated guidelines, to make necessary amendments to their existing construction contracts to account for the extraordinary price increase. To date, we do not have an estimate of the potential losses that would be incurred under the contract absent an adjustment to the price of steel. Based on the authority granted by the decree, we are currently negotiating with the CFE to enter into an amendment to the El Cajon contract to avoid significant losses that would otherwise be incurred. There can be no assurance that the results of these negotiations will allow us to avoid any or all of the losses that would result from the increase in steel prices, or that increases in other raw materials will not have a material adverse effect on our financial condition or results of operations. Furthermore, although the general guidelines published by the Mexican Comptroller's Office contemplate adjustments to fixed price contracts as a result of the increase in steel prices, we will be required to finance the additional costs associated with the increase in steel prices until the completion of the El Cajon contract. If necessary, we believe we may use the U.S.$53 million contingent facility obtained as part of the project's permanent financing to finance the additional costs associated with the increase in the price of steel. As of June 2004, we are seeking additional sources of funding to finance the increase in the cost of steel. There can be no assurance that we will be able to obtain such additional financing, or that the failure to obtain such financing will not have a material adverse effect on our financial condition or results of operations.

REDUCTION IN EXECUTIVE COMPENSATION

         We have implemented a plan that is aimed at reducing our executive compensation. As part of this plan, we terminated a number of our executives, after making required severance payments. We subsequently rehired a number of these executives at a reduced base salary. In 2003, as part of this plan, we also curtailed our executive pension plan, which resulted in Ps.122 million in provisions. As of March 31, 2004, we have expensed approximately Ps.185 million of severance payments, of which Ps.165 million was attributable to severance payments made to senior management. We expect that the implementation of this plan will result in future cost savings. See Item 6. Directors, Senior Management and Employees -- Compensation."

GENERAL

         The following table sets forth the revenues (after elimination of interdivisional revenues) of each of our segments for each of the years in the three-year period ended December 31, 2003. See note 29 to our financial statements.

                                                           YEAR ENDED DECEMBER 31,
                               ----------------------------------------------------------------------------------
                                         2003                         2002                       2001
                               --------------------------   -------------------------  --------------------------
                               (MILLIONS OF                 (MILLIONS OF  (PERCENTAGE (MILLIONS OF
                                  MEXICAN     (PERCENTAGE     MEXICAN          OF        MEXICAN     (PERCENTAGE
                                   PESOS)      OF TOTAL)       PESOS)        TOTAL)       PESOS)       OF TOTAL)
                               ------------   -----------   ------------   ---------   ------------   -----------
REVENUES
Construction
    Civil................      Ps.    2,145            22%  Ps.    1,021          12%  Ps.    2,512            23%
    Industrial...........             4,061            43          4,154          48          4,317            40
    CPC-Rodio............             1,974            21          1,696          19          1,891            18
                               ------------   -----------   ------------   ---------   ------------   -----------
        Total............             8,180            86          6,871          79          8,720            81
                               ------------   -----------   ------------   ---------   ------------   -----------
Infrastructure Operations               492             5            606           7            834             8
Real Estate and Housing..               783             8          1,003          11            840             8
Corporate and Other
    operations...........               100             1            218           3            308             3
                               ------------   -----------   ------------   ---------   ------------   -----------
        Total............      Ps.    9,555           100%  Ps.    8,698         100%  Ps.   10,702           100%
                               ============   ===========   ============   =========   ============   ===========

         The following table sets forth operating income or loss of each of our segments for each of the years in the three-year period ended December 31, 2003.

                                                                            YEAR ENDED DECEMBER 31,
                                                                   ------------------------------------------
                                                                     2003            2002             2001
                                                                   --------       ---------         ---------
                                                                          (MILLIONS OF MEXICAN PESOS)
OPERATING INCOME (LOSS)
Construction
    Civil.................................................         Ps.   (1)      Ps.  (328)        Ps.  (900)
    Industrial............................................              (98)            405               214
    CPC-Rodio.............................................               78             (15)             (160)
                                                                   --------       ---------         ---------
        Total.............................................              (21)             62              (846)
                                                                   --------       ---------         ---------
Infrastructure Operations.................................               49             125               322
Real Estate and Housing...................................               (2)            (21)             (332)
Corporate and Other Operations............................               15              (3)                8
                                                                   --------       ---------         ---------
        Total.............................................         Ps.   41       Ps.   163         Ps.  (848)
                                                                   ========       =========         =========

         Total revenues increased by 10% from Ps.8,698 million in 2002 to Ps.9,555 million in 2003. The increase in revenues in 2003 mainly resulted from substantially increased revenues in the Civil Construction segment, which was primarily attributable to work performed on the El Cajon hydroelectric project, the Tuxpan Highway and the Chiapas bridge. These sources of increased revenue were offset by declines in revenues from our non-construction segments.

         In 2003, we recorded operating income of Ps.41 million, as compared to operating income of Ps.163 million in 2002. In 2003, our operating income was principally attributable to the operating income of the CPC-Rodio, Infrastructure Operations and Corporate and Other Operations segments, while the Civil Construction, Industrial Construction and Real Estate and Housing segments recorded operating losses. The operating losses in the Industrial Construction segment were primarily attributable to cost-overruns associated with the construction of the Altamira III & IV combined cycle plant for Transalta, the Campeche thermoelectric plant for Iberdrola and in the AES Andres power plant in the Dominican Republic. The operating losses in the Real Estate and Housing segment were primarily attributable to losses incurred by our Real Estate division as a result of decreasing real estate sales and divestments in 2003.

         Total revenues decreased by 19% from Ps.10,702 million in 2001 to Ps.8,698 million in 2002. The decrease in revenues in 2002 was principally attributable to substantially lower revenues in 2002 in the Civil Construction segment, reflecting a lack of government spending on large-scale infrastructure projects.

         In 2002, we recorded operating income of Ps.163 million, as compared to an operating loss of Ps.848 million in 2001. In 2002, our operating income was principally attributable to the operating income of the Industrial Construction and Infrastructure Operations segments. In 2002, the Civil Construction, CPC-Rodio, Real Estate and Housing segments and Corporate and Other Operations recorded operating losses. In the Civil Construction segment, the operating losses were primarily attributable to losses incurred in connection with the construction projects in Puerto Rico and Mexico, a substantial decrease in revenue and the establishment of reserves for expected losses and possible claims on completed projects outside of Mexico, mainly in Puerto Rico. The operating losses in the CPC-Rodio segment were primarily the result of losses reported by CPC as a result of the economic crisis in Argentina. The operating losses in the Real Estate and Housing segment resulted largely from losses incurred by our Housing division.

         In 2001, the operating loss was principally attributable to operating losses in the Civil Construction, CPC-Rodio and Real Estate and Housing segments. The operating losses in the Civil Construction segment resulted primarily from change orders that clients failed to recognize and from low margins on bids due to increased competitive pressure. The segment's 2001 operating loss also reflected severance payments, the establishment of reserves, losses recorded on the Chiapas bridge project, losses on projects in Puerto Rico and Guatemala and our low volume of construction work. The operating losses in the CPC-Rodio segment were mostly a result of losses reported by CPC, which mainly reflected deteriorating economic conditions in Argentina and the high costs required to finish construction on the low pressure electromechanic compression assembly project in Argentina. The operating losses in the Real Estate and Housing segment largely resulted from the write-off of assets, the sale of assets below their book value, an increase in general expenses related to housing projects and a decrease in revenues. The decrease in revenues resulted from the conclusion of projects in Queretaro, the decrease in sales of real estate projects in Cancun, the deconsolidation of the results of a shopping center in Leon and the delays in the construction and sales of housing projects in Leon and Guanajato.

CONSTRUCTION

CIVIL CONSTRUCTION

         The following table sets forth the revenues and operating losses of the Civil Construction segment for each of the years in the three-year period ended December 31, 2003.

                                                          YEAR ENDED DECEMBER 31,
                                                    -----------------------------------
                                                       2003         2002         2001
                                                    ----------   ----------   ---------
                                                        (MILLIONS OF MEXICAN PESOS)
Revenues....................................        Ps.  2,145   Ps.  1,021   Ps. 2,512
Operating (loss) income.....................                (1)        (328)       (900)

         The Civil Construction segment's revenues increased substantially from 2002 to 2003 after having decreased substantially from 2001 to 2002. Revenues in the Civil Construction segment increased by 110% from Ps.1,021 million in 2002 to Ps.2,145 million in 2003. The increase in the Civil Construction segment's revenues primarily reflected an increase in the volume of work performed by the segment, which was primarily attributable to Ps.889 million of work performed on the El Cajon hydroelectric project, Ps.369 million of additional work performed on the Chiapas bridge and Ps.134 million of additional work performed on the Tuxpan Highway. Revenues in the Civil Construction segment decreased by 59% from 2001 to 2002, which primarily reflected a lack of government spending on large-scale infrastructure projects. Foreign operations represented 23% of the Civil Construction Segment revenues in 2003, 30% of the Civil Construction segment's revenues in 2002 and 21% of the Civil Construction segment's revenues in 2001.

         The Civil Construction segment's operating losses decreased in each of 2003, 2002 and 2001. In 2003, the Civil Construction segment's Ps.1 million operating loss reflected Ps.111 million of losses incurred in connection with the construction of the San Juan Coliseum in Puerto Rico, which more than offset profits resulting from the increase in revenues. In 2003, our client for the San Juan Coliseum project retained 10% of each payment to us to cover contingencies associated with the completion of the coliseum, including completion delays. In November 2003, we waived our right to recover such retained funds in exchange for a release from other liability associated with the San Juan Coliseum, other than payments alleged to be owed to certain third parties. As of December 31, 2003, the Civil Construction segment reserved Ps.15 million for expected operating losses on completed projects in Puerto Rico.

          The Civil Construction segment's 2002 operating loss was largely attributable to Ps.489 million of losses incurred in connection with work performed on various projects in Puerto Rico and Mexico, the establishment of the reserves for operating losses and possible claims on completed projects and a substantial decrease in revenue. In Puerto Rico, the losses were incurred in connection with the construction of the San Juan Coliseum and a segment of the light rail system. In Mexico, the losses were incurred in connection with the construction of the Villaldama prison in Cordoba. In 2002, reserves related to projected losses on completed projects by the Civil Construction segment totaled Ps.289 million.

         The Civil Construction segment's 2001 operating loss was largely attributable to Ps.252 million of losses incurred in connection with the construction of the San Juan Coliseum in San Juan, Puerto Rico, losses incurred in connection with projects in Argentina and Venezuela and losses incurred in connection with the Chiapas bridge.

INDUSTRIAL CONSTRUCTION

         The following table sets forth the revenues and operating income (losses) of our Industrial Construction segment for each of the years in the three-year period ended December 31, 2003.

                                                          YEAR ENDED DECEMBER 31,
                                                    -----------------------------------
                                                       2003         2002         2001
                                                    ----------   ----------   ---------
                                                        (MILLIONS OF MEXICAN PESOS)
Revenues........................................    Ps.  4,061   Ps.  4,154   Ps. 4,317
Operating (loss) income.........................           (98)         405         214

         The Industrial Construction segment's revenues decreased 2% from Ps.4,154 million in 2002 to Ps.4,061 million in 2003, which primarily reflected the completion of work on the AES Andres power plant in the Dominican Republic. Similarly, the 4% decrease in the Industrial Construction segment's revenues in 2002 as compared to 2001 primarily reflected a decrease in the amount of work performed on the AES Andres power plant in 2002 as compared to 2001.

         The Industrial Construction segment had an operating loss of Ps.98 million in 2003 as compared to operating income of Ps.405 million in 2002. The change from operating income in 2002 to an operating loss in 2003 was primarily attributable to cost-overruns associated with the startup and commissioning of the Altamira III & IV combined cycle plants for Iberdrola, the Campeche thermoelectric plant for Iberdrola and in the AES Andres power plant in the Dominican Republic. The 89% increase in operating income in 2002 as compared to 2001 was primarily attributable to our having revised reserves previously established to cover contingencies relating to projects under construction. Examples of these projects include Samalayuca and several projects we worked on for Pemex. The reserves were originally established to cover possible claims related to completed projects.

CPC-RODIO

         The following table sets forth the revenues and operating income (losses) of our CPC-Rodio segment for each of the years in the three-year period ended December 31, 2003.

                                                          YEAR ENDED DECEMBER 31,
                                                    -----------------------------------
                                                       2003         2002         2001
                                                    ----------   ----------   ---------
                                                        (MILLIONS OF MEXICAN PESOS)
REVENUES
  CPC.....................................                  45          109         587
  Rodio/Kronsa............................          Ps.  1,929   Ps.  1,587   Ps. 1,304
                                                    ----------   ----------   ---------
  Total...................................           Ps. 1,974   Ps.  1,696   Ps. 1,891
                                                    ==========   ==========   =========

OPERATING  INCOME (LOSS)
  CPC.....................................          Ps.     (9)  Ps.    (81)  Ps.  (221)
  Rodio/Kronsa............................                  87           66          61
                                                    ----------   ----------   ---------
  Total...................................          Ps.     78   Ps.    (15)  Ps.  (160)
                                                    ==========   ==========   =========

         The CPC-Rodio segment's revenues increased 16% from Ps.1,696 million in 2002 to Ps.1,974 million in 2003. The increase in the CPC-Rodio's segment's revenues was primarily the result of increased levels of work performed by Rodio/Kronsa in Spain and Portugal. The CPC-Rodio segment's revenues decreased by 10% in 2002 as compared to 2001. The 2001 decrease in revenues was primarily a result of the continuing economic crisis in Argentina and the resulting decrease in activity levels in CPC, which more than offset the 22% increase in revenues by Rodio/Kronsa.

         The CPC-Rodio segment recorded operating income of Ps.78 million in 2003 as compared to an operating loss of Ps.15 million in 2002 and an operating loss of Ps.160 million in 2001. The change from an operating loss in each of 2001 and 2002 to operating income in 2003 was primarily attributable to increased operating income obtained from Rodio/Kronsa's operations in Spain and Portugal, and a reduction to our exposure to CPC's continued operating losses in Argentina. The segment's 2002 result was primarily attributable to the adverse economic conditions in Argentina and the losses incurred by CPC as a result of the adverse economic conditions. In 2001 the CPC-Rodio segment's loss was attributed to losses incurred by CPC, which was principally caused by our participation in projects for which we bid aggressively, which adversely affected our margins.

         CPC has been directly affected by the Argentine economic crises. As a result, we have substantially reduced the scope of CPC's operations (CPC is currently operating at the minimum level required to complete its outstanding project), and we may unwind our operations in Argentina in the future.

CONSTRUCTION BACKLOG

         Backlog at December 31, 2003 increased to Ps.12,661 million from Ps 5,980 million at December 31, 2002, primarily as a result of a substantial increase in backlog in the Civil Construction segment. Backlog in the Civil Construction segment primarily increased as a result of the award of the El Cajon hydroelectric project by the CFE. To a lesser degree, backlog as of December 31, 2003 also increased as a result of an increase in the backlog of the Industrial Construction segment, which primarily reflected the award of the May A and May B maritime platforms and the Chicontepec oilfield by PEMEX, and a liquefied natural gas terminal by Shell.

         Our most significant award in 2003 was the U.S.$748 million El Cajon hydroelectric project. The El Cajon hydroelectric project contract includes U.S.$592.8 million of construction revenue and U.S.$155.5 million of financing income. As of December 31, 2003, the El Cajon hydroelectric project accounted for Ps.7,648 million, or 60%, of our construction backlog. For a description of the El Cajon project, see "Item 4. Information on the Company -- Business Overview -- Description of Business Segments -- Civil Construction." As of December 31, 2003, approximately 3% of our construction backlog was attributable to construction projects outside Mexico, and public sector projects represented approximately 73% of our total backlog. See note 8 to our financial statements.

         As of March 31, 2004, backlog increased to Ps.14,743 million. The most significant additions to backlog during 2004 included a segment of the Tejocotal-Nuevo Necaxa highway, storage tanks and other work for the liquefied natural gas regasification terminal for Shell, the Altamira V combined cycle thermoelectric plant for Iberdrola, a water drainage project and new projects in Spain.

INFRASTRUCTURE OPERATIONS

         The following table sets forth the revenues and operating results of our Infrastructure Operations segment for each year in the three-year period ended December 31, 2003.

                                                          YEAR ENDED DECEMBER 31,
                                                    -----------------------------------
                                                       2003         2002         2001
                                                    ----------   ----------   ---------
                                                        (MILLIONS OF MEXICAN PESOS)
Revenues...................................         Ps.    492   Ps.    606   Ps.   834
Operating income...........................                 49          125         322

         The Infrastructure Operations segment's revenues decreased 19% from Ps.606 million in 2002 to Ps.492 million in 2003. The decrease in the Infrastructure Operations segment's revenues was primarily the result of the absence of revenues (as compared to prior years) from the Bellas Artes parking garage in Mexico City and the Solaqua waste water treatment concession subsidiary, and a decrease in revenues from the sale of real estate associated with the Corredor Sur highway concession in Panama. The Bellas Artes parking garage and Solaqua were sold in 2002 and 2003, respectively, and in aggregate contributed Ps.52.5 million to revenue in 2002. Revenues in the Infrastructure Operations segment decreased by 27% in 2002 as compared to 2001. The decrease in revenues was primarily a result of the disruption in the operations of the Caracas-La Guaira highway concession and a decrease in revenues from the sale of land associated with the Corredor Sur highway concession in Panama.

         The Infrastructure Operations segment reported operating income of Ps.49 million in 2003 as compared to operating income of Ps.125 million in 2002 and Ps.322 in 2001. The decrease in operating income in 2003 was primarily attributable to the decline in revenue resulting from the sale of the Bellas Artes parking garage in Mexico City and Solaqua. The decrease in operating income in 2002 was primarily attributable to the decrease in real estate sales in connection with the construction of the Corredor Sur highway concession in Panama.

REAL ESTATE AND HOUSING

         The following table sets forth the revenues and operating losses of our Real Estate and Housing segment for each year in the three-year period ended December 31, 2003.

                                                          YEAR ENDED DECEMBER 31,
                                                    -----------------------------------
                                                       2003         2002         2001
                                                    ----------   ----------   ---------
                                                        (MILLIONS OF MEXICAN PESOS)
Revenues                                            Ps.    783   Ps.  1,003   Ps.   840
Operating loss                                              (2)         (21)       (332)

         The Real Estate and Housing segment's revenues decreased 22% from Ps.1,003 in 2002 to Ps.783 million in 2003 primarily as a result of decreased sales in the Real Estate division in 2003. The decrease in sales of the Real Estate division was primarily attributable to a smaller inventory of land for sale that was also less marketetable. The decline was offset in part by increased sales in the Housing Division. In 2003, approximately 80% (Ps.627 million) of the Real Estate and Housing segments revenues were attributable to the Housing division. The Housing division's revenues increased 17%, from Ps.534 million in 2002 to 627 million in 2003 as a result of increased revenues of various projects including in Colinas de Ecatepec, Paseos de Florido in Tijuana and Rinconada del Carmen in Cuernavaca The Real Estate and Housing segment's revenues increased 20% from Ps.840 million in 2001 to Ps.1,003 million in 2002 primarily as a result of a 66% increase in the Housing division's revenues from Ps.322 million in 2001 to Ps.534 million in 2002, which was primarily the result of the sale of a tract of land in Mexicali for U.S.$4 million.

         The Real Estate and Housing segment's operating loss decreased 90% from Ps.21 million in 2002 to Ps.2 million in 2003. The decrease in the Real Estate and Housing segment's 2003 operating loss reflected the reduced impact of the Real Estate division on the segment's results, and an increase in the Housing division's operating income. The Real Estate and Housing segment's operating loss in 2002 reflected the termination of operations in Mexicali and Puebla. Going forward, the Real Estate and Housing segment's operations are expected to focus exclusively on the development of low-income housing.

CORPORATE AND OTHER OPERATIONS

         The following table sets forth the revenues and operating income (loss) of the Corporate and Other Operations segment for each year in the three-year period ended December 31, 2003. Our Corporate and Other Operations segment was formerly known as our Aggregates and Ports segment and included our construction aggregates business, the Punta Langosta cruise ship terminal and Alsur. Currently, our Corporate and Other Operations segment solely reflects the results of Alsur.

                                                          YEAR ENDED DECEMBER 31,
                                                    -----------------------------------
                                                       2003         2002         2001
                                                    ----------   ----------   ---------
                                                        (MILLIONS OF MEXICAN PESOS)
Revenues...................................         Ps.    100   Ps.    218   Ps.   308
Operating income (loss)....................                 15           (3)          8

         The Corporate and Other Operations segment's revenues decreased 54% from Ps.218 million in 2002 to Ps.100 million in 2003. The decrease in revenues was primarily attributable to a decrease in revenues from Alsur reflecting its reduced storage capacity as a result of the sale of its warehouses, and the absence of sales in 2003 from the Veracruz grain terminal, which was sold in 2002. The Corporate and Other Operations segment's revenues decreased 29% from 2001 to 2002, primarily reflecting a decrease in the volume of operations at Alsur. The decrease in the volume of operations was primarily attributable to Alsur's reduced storage capacity as a result of the sale of its warehouses, the sale of the Veracruz grain terminal and the sale of Punta Langosta cruise ship terminal.

         The Corporate and Other Operations segment had operating income of Ps.15 million in 2003 as compared to an operating loss of Ps.3 million in 2002. The change from an operating loss to operating income was primarily due to the restructuring of Alsur's medical benefits for its work force. Operating income decreased by 57% in 2002, reflecting a decline in revenues.

         In January 2001, we sold our interest in our construction aggregates business to our former partner, Vulcan, for U.S.$122.4 million. Our Corporate and Other Operations segment currently consists of Alsur. Until January 2002, this segment included our Punta Langosta cruise ship terminal. On January 28, 2002, we sold our interest in the Punta Langosta cruise ship terminal for U.S.$19.4 million to Cruceros Maritimos del Caribe S.A. de C.V.

FINANCING COST, NET

         The following table sets forth the components of our comprehensive financing results for each year in the three-year period ended December 31, 2003.

                                                          YEAR ENDED DECEMBER 31,
                                                    -----------------------------------
                                                       2003         2002         2001
                                                    ----------   ----------   ---------
                                                        (MILLIONS OF MEXICAN PESOS)
Interest expense.................................   Ps.    534   Ps.    623   Ps. 1,108
Interest income..................................         (139)        (180)       (451)
Exchange loss (gain), net........................           64          169         (21)
(Gain) on monetary position......................          (87)        (137)        (77)
                                                    ----------   ----------   ---------
    Financing cost, net..........................   Ps.    372   Ps.    475   Ps.   559
                                                    ==========   ==========   =========

         We reported comprehensive financing cost of Ps.372 million in 2003, as compared to Ps.475 million in 2002 and Ps.559 million in 2001. The decrease in the comprehensive financing cost in each period was due principally to a decrease in interest expense (as a result of lower interest rates and a reduction in the amount of our debt), which more than offset exchange losses in each of 2003 and 2002 (as a result of the appreciation of the U.S. dollar) and decreases in interest income in each year. We reported interest expense net of interest income of Ps.395 million in 2003, Ps.443 million in 2002 and Ps.657 million in 2001.

         Interest expense decreased from Ps.1,108 million in 2001 to Ps.623 million in 2002 and Ps.534 million in 2003. The decrease in interest expense in each year was primarily attributable to a reduction in our debt. We reduced our debt by Ps.220 million in 2003, Ps.894 million in 2002 and Ps.2,531 in 2001 (in each case as measured at year-end). The reduction in interest expense in each period also reflected lower interest rates.

         Interest income decreased from Ps.451 million in 2001 to Ps.180 million in 2002 and Ps.139 million in 2003. The decrease in interest income in each year was primarily attributable to decreased levels of cash reserves and lower interest rates.

         Gain on monetary position reflected the effects of inflation, as measured by the Mexican consumer price index, on our net monetary position. The gain on monetary position in each year reflected our net monetary liability position in that year.

         We reported a foreign exchange loss of Ps.64 million in 2003, as compared to a foreign exchange loss of Ps.169 million in 2002 and a foreign exchange gain of Ps.21 million in 2001. The 2003 and 2002 losses reflected the depreciation of the Mexican peso against the U.S. dollar in each year. The 2001 foreign exchange gain reflected the appreciation of the Mexican peso against the U.S. dollar that year.

         Of our total indebtedness at December 31, 2003, 59% was denominated in currencies other than Mexican pesos, principally U.S. dollars. We may in the future incur additional non-peso denominated indebtedness. Declines in value of the Mexican peso relative to such other currencies will both increase the interest costs to us related to such indebtedness and result in foreign exchange losses. An increase in the value of the Mexican peso relative to such other currencies will have the opposite effect.

OTHER EXPENSES, NET

         We reported other expenses of Ps.275 million for 2003, as compared to other expenses of Ps.236 million in 2002 and other expenses of Ps.3,294 million in 2001. In 2003, other expenses primarily resulted from Ps.122 million in provisions associated with the curtailment of our pension plan, a Ps.91 million loss from the sale of shares (primarily associated with our sale of shares of SETA), Ps.48 million of employee severance payments, and a Ps.31 million loss from the sale of fixed assets. See note 25 to our financial statements.

         In 2002, our other expenses primarily resulted from a Ps.203 million loss from sales of shares (primarily the Cabo del Sol tourism real estate development), Ps.73 million of losses from the sale of fixed assets, Ps.124 million of employee severance payments, and Ps.83 million from the write-off of recoverable value-added taxes related to the government's highway concession restructuring program and losses from sales of fixed assets. These expenses were partially offset by the gain of Ps.249 million from the repurchase of our subordinated convertible debentures. In 2001, we reduced the carrying value of certain long-term assets, property, plant and equipment and other assets, whose book value was greater than estimated fair value. In addition, we revised our projections on Alsur and CPC as a result of the recurring losses for both subsidiaries. We determined that the subsidiaries' projected results would not fully support the future amortization of their goodwill balance. Consequently, we recognized an impairment charge and wrote-off the remaining carrying value of Alsur and CPC's goodwill. Overall, these charges and adjustments totaled Ps.3,376 million in 2001.

INCOME TAX

         In 2003, we recorded a net tax provision of Ps.332 million, which reflected a current income tax expense of Ps.13 million, deferred income tax expense of Ps.54 million, and an expense of Ps.265 million reflecting an increase in the valuation allowance, which resulted from our estimation that we may be unable to benefit from certain tax carryforwards available to us in the period granted by Mexican law for the recovery of such tax carryforwards. In 2003, the employee statutory profit sharing expense equaled Ps.3 million, which was composed of an employee statutory profit sharing benefit of Ps.3 million and a deferred employee statutory expense of Ps.6 million. See note 20 to our financial statements.

         In 2002, we recorded a net tax provision of Ps.562 million, which reflected a current income tax expense of Ps.175 million, a deferred income tax benefit of Ps.538 million, an expense of Ps.47 million resulting from a change in the statutory tax rate, and an expense of Ps.878 million reflecting a change in the valuation allowance, which resulted from our estimation that we may be unable to benefit from certain tax loss carryforwards and asset tax credits available to us in the period granted by Mexican law for the recovery of such tax carryforwards. In 2002, the employee statutory profit sharing expense equaled Ps.52 million, which reflected a current employee statutory profit sharing expense of Ps.64 million and a deferred employee statutory benefit of Ps.12 million.

         In 2001 we recorded a net tax provision of Ps.236 million, which reflected a current income tax expense of Ps.211 million, a deferred income tax benefit of Ps.681 million and a provision of Ps.706 million, which was primarily attributable to a variation in the estimated value of asset tax and deferred income tax.

         The statutory tax rate was 34% for 2003 and 35% for 2002 and 2001. In 2003 the 35% statutory tax rate was reduced by one percentage point. The statutory tax rate will continue to be reduced by one percentage point until reaching 32% in 2005. See note 20 to our financial statements. Generally, the differences between effective tax rates and statutory tax rates are due to differences between taxable and financial accounting income or loss, including, to an important extent, those relating to the recognition of profit or loss on construction contracts that tend to fluctuate significantly from year to year.

         As of December 31, 2003, we had Ps.3,229 million in net operating loss carryforwards and Ps.1,926 million in asset tax credits available. See note 20 to our financial statements.

         In addition to the reduction of the 35% tax rate discussed above, several amendments to the Mexican income tax laws became effective on January 1, 2002. These changes include:

         - companies are no longer permitted to defer a portion of their income tax liability on their net taxable income until dividends are paid from such income,

         - income taxes on the distribution of dividends can be credited against future income taxes that are payable over the next three years,

         - the payment of withholding taxes on dividends payments to non-Mexicans has been eliminated, and

         - the deductibility of employee profit sharing has been eliminated.

         In April 2003, the Mexican tax authorities issued regulations revising the methodology for the asset tax calculation. The Mexican tax authorities issued a decree in which they permitted Mexican taxpayers to revise the methodology used to calculate their asset tax liability. We have recalculated our asset tax liability based on this new methodology, which resulted in a lower asset tax base.

SHARE IN NET LOSS OF UNCONSOLIDATED AFFILIATED COMPANIES

         We reported a net loss from our equity interest in unconsolidated affiliates of Ps.167 million in 2003 as compared to a loss of Ps.137 million in 2002 and a loss of Ps.61 million in 2001. The losses in 2003 and 2002 were primarily the result of losses incurred by our affiliate participating in the Caruachi hydroelectric project in Venezuela. The 2002 loss was also attributable in part to losses incurred by our affiliate participating in the Caracoles hydroelectric project in Argentina. The 2001 loss was principally related to the participation by affiliates in the Caruachi hydroelectric project in Venezuela and the construction of a segment of the light rail system in Puerto Rico. The 2001 loss was also attributable to losses related to the Torre Mayor office building and the Cabo del Sol tourism real estate development.

NET LOSS

         We reported net loss of majority interest of Ps.1,069 million in 2003 as compared to a net loss of majority interest of Ps.1,441 million in 2002 and a net loss of majority interest of Ps.4,893 million in 2001. In 2003, the loss was primarily attributable to Ps.372 of financing expenses, Ps.335 million of tax provisions (including employee profit sharing), Ps.275 million of other expenses (including a provision for the curtailment of the pension plan of Ps.122) and Ps.167 million of losses in unconsolidated affiliated companies. In 2002, the loss was primarily attributable to Ps.615 million of tax provisions (including employee profit sharing), Ps.475 of financing expenses, Ps.236 million of other expenses (including severance payments) and Ps.137 million of losses in unconsolidated affiliated companies. In 2001 the net loss of majority interest was principally attributable to the operating loss and financing costs. The net loss of majority interest in 2001 was also attributable to a Ps.3,294 million write-off of certain assets and the creation of reserves. For a description of the assets that were written-off see note 24 to our financial statements.

         Net loss of minority interest was Ps.37 million in 2003, which primarily reflected the losses of the Industrial Construction segment. Net income of minority interest was Ps.142 million in 2002 and Ps.205 million in 2001.

U.S. GAAP RECONCILIATION

         The principal differences between Mexican GAAP and U.S. GAAP as they relate to us for 2003 were the capitalization of financing costs; restatement of foreign-sourced fixed assets; reversal of an impairment charge; and the related deferred income tax and deferred employee statutory profit-sharing and minority interest effects of such adjustments. All of the principal differences between Mexican GAAP and U.S. GAAP affect net loss and total stockholders' equity. Other than statutory profit-sharing, operating income for 2003 under U.S. GAAP included Ps.48 million of severance costs, Ps.122 million of cost associated with the curtailment of the pension plan and Ps.19 million related to a reversal of an impairment of an investment in property, plant and equipment. See note 32 to our financial statements. In addition, operating income under U.S. GAAP is different from Mexican GAAP due to differences in the definition of discontinued operations. See note 32 to our financial statements. Pursuant to Mexican GAAP, our consolidated financial statements also recognize certain effects of inflation in accordance with Bulletin B-10 and Bulletin B-12, except for the restatement of foreign-sourced fixed assets as from January 1, 1998. These effects have not been reversed in reconciliation to U.S. GAAP.

         The principal differences between Mexican GAAP and U.S. GAAP as they relate to us for 2002 were the capitalization of financing costs; restatement of foreign-sourced fixed assets; exchange loss from our Argentine subsidiary; and the related deferred income tax deferred employee statutory profit-sharing and minority interest effects of such adjustments and the effects of Bulletin B-15. All of the principal differences between Mexican GAAP and U.S. GAAP affect net loss and total stockholders' equity. Other than statutory profit-sharing, operating income for 2002 under U.S. GAAP included Ps.124 million of severance costs and Ps.83 million from the write-off of recoverable value-added taxes. In addition, beginning January 1, 2002, operating income under U.S. GAAP is different than under Mexican GAAP due to a difference in the definition of discontinued operations.

         The principal differences between Mexican GAAP and U.S. GAAP as they relate to us for 2001 were the same as in 2002 except that there was also a difference related to the gain recognized on the sale of foreign subsidiaries.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         We prepare our financial statements in accordance with Mexican GAAP, which requires us to make estimates that affect the amounts recorded for assets, liabilities, income and expenses in our financial statements. Even though such estimates are based on the knowledge, judgment and experience of our management, actual results may differ.

         The principal accounting policies based on the use of estimates with a material effect on our financial statements are:

CONSTRUCTION CONTRACTS

         Our construction contracts are accounted for using the percentage-of - completion method in accordance with Mexican GAAP, which is similar to the methods established under U.S. GAAP pursuant to Accounting Research Bulletin 45, "Accounting for Long-term Construction-Type Contracts" and Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Our construction contracts take into account estimated costs and revenues to date as contract activity progresses. The estimates are based on the terms, conditions and specifications of the contracts, and on the plans and forecasts made by us in order to ensure the inclusion of all costs attributable to the project.

         Construction contract cost estimates are based on assumptions that may differ from actual costs during the life of the project. We review our estimates on a quarterly basis, taking into account such factors as increases in the price of construction materials, amount of work to be performed, inflation, currency devaluations, changes in contract specifications due to adverse conditions, contract penalty provisions, and the rejection of costs by our customers, among others. If, as a result of our evaluation, we conclude that the estimated total project cost exceeds expected revenues, we record a provision for estimated losses at the project's termination, in the period in which such losses are determined. Estimated revenues and costs may be affected by future events. Any change in such estimates may have an adverse effect on our financial condition and results of operations.

         When accounting for self-financed construction projects in which the construction contract's value includes revenues from both the construction of the project and from the project's financing, the net comprehensive financing cost incurred for project development is included as part of the construction contract's costs. Consequently, a substantial variation in construction costs or financing costs may generate a change in the construction project's estimated result.

LONG-LIVED ASSETS

         We value our long-lived assets at their restated historical cost in accordance with Bulletin B-10. We calculate depreciation of our fixed assets, such as property, plant and equipment, based on their remaining useful life. We calculate amortization, as in the case of our investment in concessions, over the duration of such concession. We periodically evaluate the impairment of long-lived assets. If the restated values of our long-lived assets exceed their recoverable value, we write-down the asset to its recoverable value. The recoverable value equals the net sum of forecasted nominal revenues, costs and expenses.

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

         As discussed under " -- Recently Issued Accounting Standards," in March 2003, the Mexican Institute of Public Accountants issued new Bulletin C-15, "Impairment in the Value of Long Lived Assets and their Disposal," which was effective as of January 1, 2004. Bulletin C-15 establishes new rules for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides guidance as to indicators of possible impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. The calculation of such losses requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the present value of discounted future net cash flows. As of January 1, 2004, we determined the recoverable value of its long-lived assets in conformity with these new calculation rules as if impairment indicators had existed. We determined that no impairment losses are required to be recognized, and estimated that the events and circumstances used will not change in such a way during 2004 as to have significant effects on our financial position and results of operations.

INCOME TAX

         A provision or benefit for income tax is recorded in the results of the year in which such tax expense or benefit is incurred. Deferred income tax assets and liabilities are recognized for temporary differences derived from comparing the book and tax values of assets and liabilities, plus any future benefits resulting from tax loss carryforwards. The resulting deferred tax provision or benefit is reflected in our statement of operations. A deferred tax liability is recorded when there is a charge to results, and a deferred tax asset is recorded in the event of a credit to results.

         The calculation and recognition of deferred taxes and the related valuation allowance requires the use of estimates, which may be affected by the amount of our future taxable income, the assumptions relied on by our management and our results of operations. We periodically evaluate the fairness of deferred tax assets or liabilities based on historical tax results and estimated tax profits, among others. The method used to determine deferred taxes is similar to that established in FASB No. 109. A valuation allowance is recorded for any deferred tax assets that, in the opinion of our management, are not probable of being realized. Any change in our estimates may have an effect on our financial condition and results of operations.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES TO OUR FINANCIAL RESULTS

         Set forth below are the results derived from the application of the aforementioned policies and their effects on our financial statements for the years ended December 31, 2003 and 2002:

CONSTRUCTION CONTRACTS

         Our financial statements as of December 31, 2003 and 2002 include provisions of Ps.44 million and Ps.289 million, respectively, for estimated losses upon project termination related to projects that are expected to be substantially completed during 2004 and 2003, respectively. As of December 31, 2003 and 2002, our financial statements include an allowance for doubtful accounts of Ps.234 million and Ps.381 million, respectively. Reserves and provisions were recorded based on our best estimates and current circumstances. If these circumstances change, we may need to modify the amount of reserves and provisions we have recorded.

INCOME TAX

         In 2003, we recorded a net tax provision of Ps.332 million, which reflected a current income tax expense of Ps.13 million, deferred tax expense of Ps.54 million and an expense of Ps.265 million reflecting an increase in the valuation allowance. As of December 31, 2003, we had a net deferred tax asset of Ps.3,983 million, including deferred tax liabilities of Ps.973 million. As of December 31, 2003, a valuation allowance for tax loss carryforwards and asset tax credits of Ps.3,056 million was recorded because we believe that the period granted by Mexican law for the recovery of such amounts may expire before such tax loss carryforwards and tax on asset credits are recovered. If these circumstances were to change, we may be required to increase or decrease the valuation allowance.

         In 2002, we recorded a net tax provision of Ps.562 million, which reflected a current income tax expense of Ps.175 million, a deferred income tax benefit of Ps.538 million, an expense of Ps.47 million resulting from a change in the statutory tax rate, and an expense of Ps.878 million reflecting a change in the valuation allowance, which resulted from our estimation that we may be unable to benefit from certain tax loss carryforwards and asset tax credits available to us in the period granted by Mexican law for the recovery of such tax carryforwards. In 2002, the employee statutory profit sharing expense equaled Ps.52 million, which reflected a current employee statutory profit sharing expense of Ps.64 million and a deferred employee statutory benefit of Ps.12 million.

GOODWILL

         During the fourth quarter of 2001, we reviewed the financial projections of Alsur and CPC. Based on the weakened economy in 2001 and economic projections for 2002, we concluded that the projected results of these subsidiaries would not fully support the future amortization of their goodwill. As a result, we recorded a write-down of Ps.888 million in 2001. Based on our analysis, no adjustment to goodwill was necessary in 2002 or 2003.

ADJUSTMENTS FOR IMPAIRMENT

         As part of our non-core asset divestment program, the accounting values of assets held for sale, which is comprised of real property inventories, property, plant and equipment and certain investments in concessions, were adjusted during the fourth quarter of 2001 based on their estimated recoverable value. We estimated the recoverable value of such real property inventories and property, plant and equipment with the help of independent appraisers. Likewise, the estimated recoverable value of investments in concessions was based on projected and discounted cash flows of future operating income. In 2001, the adjustment of book values totaled Ps.2,664 million, which was charged to results of operations. No adjustment to the book value of assets was made in 2002. In 2003, we recorded a credit to results of operations of Ps.19 million for the reversal of an impairment charge that had been taken on our manufacturing sites in 2001 when we no longer had any contracts that required the manufacturing sites. In 2003, ICA - Fluor was awarded certain projects that require the use of the manufacturing sites, and, as is required by Mexican GAAP, we reversed the previously recorded impairment charge.

RECENTLY ISSUED ACCOUNTING STANDARDS

MEXICO

         In December 2001, the Mexican Institute of Public Accountants issued new Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments," or C-9, which was effective beginning January 1, 2003. C-9 supercedes the former Bulletins C-9 "Liabilities" and Bulletin C-12 "Contingencies and Commitments," and established additional guidelines clarifying the accounting for liabilities, provisions, and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of obligations. The adoption of C-9 did not have a material effect on our financial position or results of operations.

         In March 2003, the Mexican Institute of Public Accountants issued new Bulletin C-15, "Impairment in the Value of Long-Lived Assets and Their Disposal" or Bulletin C-15. The application of Bulletin C-15 is mandatory for fiscal years beginning on or after January 1, 2004, although early adoption is encouraged. Bulletin C-15 establishes, among other things, new rules for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides guidance as to indicators of impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. If such indicators of impairment exist, potential impairment must be determined and recognized unless there is conclusive evidence that the indicators of impairment are temporary. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. Prior to Bulletin C-15, the accounting principles used future net cash flows without discounting them to present values.

         As of January 1, 2004, we determined the recoverable value of its long-lived assets in conformity with these new calculation rules as if impairment indicators had existed. We determined that no impairment losses are required to be recognized, and estimated that the events and circumstances used will not change in such a way during 2004 as to have significant effects on our financial position and results of operations.

         In May 2003, the Mexican Institute of Public Accountants issued Bulletin C-12, "Financial Instruments of a Debt or Equity Nature or a Combination of Both" or Bulletin C-12. The application of C-12 is mandatory for financial statements of periods beginning on or after January 1, 2004, although early adoption is encouraged. C-12 is the compilation of the standards issued by the Mexican Institute of Public Accountants with respect to the issuance of debt, equity or hybrid financial instruments, and includes additional standards for the accounting recognition of these instruments. Consequently, C-12 indicates the basic differences between liabilities and stockholders' equity and establishes the rules for the classification and valuation of the components of debt and equity of hybrid financial instruments in the initial recognition. Subsequent recognition and valuation of liabilities and stockholders' equity of the financial instruments is subject to the standards previously issued by the Mexican Institute of Public Accountants.

         We do not expect that C-12 will have a significant effect on our financial position or results of operations.

UNITED STATES OF AMERICA

         In November 2002, the Financial Accounting Standards Board's, or FASB, issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," or FIN
45. FIN 45 requires that guarantors recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such a guarantee. FIN 45 also contains additional disclosure requirements about a guarantor's obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements were effective for financial statement periods ending after December 15, 2002. We have disclosed the guarantees subject to FIN 45 in our Mexican GAAP financial statements. See note 21 to our financial statements. In 2003, we did not have any guarantees that would require measurement and recognition under FIN 45.

         On January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" or SFAS 143. SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. The adoption of SFAS 143 did not have a material effect on our results of operations, financial position or cash flows.

         On January 1, 2003, we adopted Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," or SFAS 146. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 is effective for exit and disposal activities that are initiated after December 31, 2002. As we did not have any exit or disposal activities in 2003, the adoption of SFAS 146 did not have a material effect on our results of operations, financial position or cash flows.

         In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" or SFAS 150. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments be classified as liabilities that were previously considered equity. The provisions of SFAS No. 150 were effective for financial instruments entered into or modified after May 31, 2003, and for pre-existing instruments, is effective at the beginning of the first interim period beginning January 1, 2004. We do not expect that the adoption of SFAS No. 150 will have a material impact on our financial position, results of operations or cash flows.

         In December 2003, the FASB revised Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," or SFAS No. 132. The revisions to SFAS No. 132 retain the disclosure requirements contained in the original SFAS No. 132 but require additional disclosures describing the types of plan assets, investment strategy, measurement dates, plan obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. We do not consider that such additional disclosure is necessary based on the materiality of our labor obligations when compared to the financial statements taken as a whole.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" or FIN 46. In December 2003, FIN 46 was replaced by FASB Interpretation No. 46 "Consolidation Of Variable Interest Entities" or FIN 46(R). FIN 46(R) clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46(R) requires an enterprise to consolidate a variable interest entity if that enterprise will absorb a majority of the entity's expected losses, is entitled to receive a majority of the entity's expected residual returns or both. For investments in variable interest entities formed after December 31, 2003, we will be required to apply FIN 46(R) as of January 1, 2004. For investments in variable interest entities formed on or before December 31, 2003, we will be required to apply FIN 46(R) in the first annual period beginning after December 15, 2004. We have not fully assessed the effects of adopting this interpretation on our financial position, results of operations or cash flows.

                         LIQUIDITY AND CAPITAL RESOURCES

GENERAL

         Our liquidity improved substantially in late 2003 and early 2004 as a result of a capital increase that commenced in the fourth quarter of 2003. The capital increase concluded on January 9, 2004, and resulted in total proceeds to us of Ps.2,486 million. After giving effect to the capital increase, as of March 31, 2004, we had 1,865,054,114 shares outstanding. During the first quarter of 2004, we applied proceeds of the capital increase (including interest earned on the proceeds) towards:

         -        repayment of a portion of our indebtedness (Ps.859 million);

         - repurchasing, paying interest on and repayment of principal of our outstanding convertible subordinated debentures on March 15, 2004 (Ps.1,081 million);

         -        our working capital needs (Ps.383 million); and

         -        employee severance payments (Ps.185 million).

         We have had substantial losses in recent years, which adversely affected our liquidity. Our expected future sources of liquidity include dividends and royalties paid by ICA - Fluor, revenues from our Civil Construction segment and the continuation of our non-core asset divestment program, as well as the divestment of certain other assets related to our core operations that are obsolete or no longer useful to us such as construction machinery and equipment. There can be no assurance that we will be able to continue to generate liquidity from asset sales, particularly given the relatively few non-core assets that remain available for sale.

         As of March 31, 2004, we had net working capital of Ps.1,702 million. We had net working capital of Ps.1,068 million as of December 31, 2003 as compared to net working capital of Ps.674 million as of December 31, 2002, a net working capital of Ps.784 million as of December 31, 2001 and a net working capital deficit of Ps.268 million as of December 31, 2000. The increase in net working capital from December 31, 2002 to December 31, 2003 was primarily attributable to the capital increase. We believe that our working capital is sufficient to meet our present requirements.

         Our cash and cash equivalents were Ps.3,752 million as of December 31, 2003, as compared to Ps.3,146 million as of December 31, 2002 and Ps.3,986 million as of December 31, 2001. At December 31, 2003, we had a current ratio (current assets over current liabilities) of 1.15, as compared to a current ratio of 1.10 at December 31, 2002. As of March 31, 2004, we had a current ratio of 1.32.

         Cash and cash equivalents at year-end 2003 included Ps.1,480 million of cash and cash equivalents (representing 39% of our cash and cash equivalents) held by ICA - Fluor, and Ps.108 million of cash and cash equivalents (representing 3% of our cash and cash equivalents) held by Rodio. The use of cash and cash equivalents by ICA - Fluor or Rodio requires the consent of our partner in each such joint-venture. Our joint venture partners are the Fluor Corporation in the case of ICA - Fluor and the Soletanche Bachy Group in the case of Rodio. The payment of dividends by ICA - Fluor or Rodio requires the consent of our joint venture partner in the relevant joint venture.

         We had a deficit from operating activities of Ps.1,287 million during 2003, primarily due to an increase in working capital needs attributable to the El Cajon hydroelectric project, from which we will not generate significant cash flows until completion, which is currently expected to occur in 2007. We had a deficit from operating activities of Ps.1,338 million in 2002, and had resources generated from operating activities of Ps.321 in 2001

         As of March 31, 2004, we have pledged substantially all of our assets to a number of Mexican banks, including: Banamex, Banobras, and Bancomext, in order to secure loans or letters of credit from each of these banks. The assets we have pledged include our headquarters in Mexico City; dividends payable to us by Aeroinvest, substantially all income generated from dividends and royalties paid by ICA - Fluor; construction machinery and equipment owned by Ingenieros Civiles Asociados, S.A. de C.V., cash held by CICASA; cash held by ICA - Fluor; an office building located at Mineria No. 130, Mexico City; substantially all of our real estate assets and all of our shares in the following subsidiaries or affiliates: Alsur, ViveICA, Centro Sur and Dicomex. We expect that these banks will hold most of the assets securing letters of credit until the letters of credit expire, and that any proceeds from the sale of assets securing loans will be used to prepay the principal amount owed on the loans secured by these pledges. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these banks and our ability to incur further debt (whether secured or unsecured) is limited.

INDEBTEDNESS

         Our total debt to equity ratio was 1.0 to 1.0 at December 31, 2003,
1.32 to 1.0 at December 31, 2002 and 1.09 to 1.0 at December 31, 2001. The improvement in the debt to equity ratio from December 31, 2002 to December 31, 2003 mainly reflected the capital increase and the application of a portion of the proceeds therefrom to reduce our debt. The deterioration in the debt to equity ratio from December 31, 2001 to December 31, 2002 mainly reflected a decrease in equity resulting from our consolidated net loss of Ps.1,300 million, which more than offset a decrease in total debt.

         In March 2003, the CFE awarded a U.S.$748 million contract for the engineering, procurement and construction of the El Cajon hydroelectric project to CIISA, a consortium in which two of our subsidiaries hold a combined 61% interest. The terms of the contract require that the contractor secure financing for its project costs. CIISA obtained bridge financing for the El Cajon hydroelectric project in 2003, which was replaced by permanent financing in the first quarter of 2004. The permanent financing consists of a U.S.$452.4 million syndicated loan and a U.S.$230 million bond. The permanent financing required that CIISA obtain U.S.$26 million in letters of credit to be used as collateral for the financing. The terms of the syndicated loan also include a U.S.$53 million contingent facility that can be drawn upon to cover increases in the cost of the project or if CFE requests that additional works be done on the project, and a U.S.$28 million cost-overrun facility that can be drawn upon to cover cost-overruns. Disbursements under the cost-overrun facility require that we obtain additional letters of credit, if CIISA does not meet certain minimum financial ratios based on a percentage of certified work completed on the project. There can be no assurance that CIISA will not be required to obtain additional letters of credit in the future or, if so required, that it will be able to obtain such letters of credit.

         In December 2002, we entered into a ten-year secured credit agreement with Grupo Financiero Inbursa in an amount of Ps.1,183 million. The loan's initial interest rate is 14.5% and it increases by 90 basis points each year up to a maximum interest of 22.6%. There is a 28 month grace period for the payment of principal. The loan may be prepaid without penalty. We pledged the following assets as collateral for the loan: our headquarters in Mexico City; substantially all income (dividends and royalties) from ICA - Fluor; substantially all of our real estate assets and all of our shares in the following subsidiaries: Alsur, ViveICA, Solaqua and Centro Sur. Under the terms of the Grupo Financiero Inbursa secured loan, we are free to make use of our pledged assets (including the income generated from dividends and royalties paid by ICA - Fluor) during the loan's grace period, so long as we remain current on our interest payments. The loan's grace period ends in April 2005. After April 2005, we will be entitled to the income generated from dividends and royalties paid by ICA - Fluor to the extent that such income exceeds certain minimum required reserve amounts and scheduled principal amortizations contained in the Grupo Financiero Inbursa loan. We applied a portion of the proceeds of the sales of the Veracruz grain terminal and Solaqua to prepay a portion of this loan, and as of December 31, 2003, the outstanding amount of the loan had been reduced to Ps.820 million. During the first quarter of 2004, we applied a portion of the proceeds of the capital increase to prepay a portion of this loan. As of March 31, 2004, the outstanding amount of the loan had been reduced to Ps.465 million.

         In the third quarter of 2002, we restructured Ps.150 million of our debt with BBVA Bancomer by entering into three new secured loan agreements. As of March 31, 2004, the total outstanding amount of these secured loans had been repaid using the proceeds from the sale of real estate in Hermosillo and Queretaro and a portion of the proceeds from the capital increase.

         We are in the process of formalizing the restructuring of U.S.$35 million of short-term debt with Banamex. We expect that, as a result of the restructuring, we will be required to pledge a portion of the cash flows from the Corredor Sur highway concession in Panama. As of June 2004, final documentation for the restructuring is still being negotiated. We expect that, following the restructuring, all of our debt with Banamex will have maturities that range between 2006 and 2011. We expect that the terms of the restructuring will not contain a prepayment penalty. As of March 31, 2004, the total outstanding amount owed to Banamex was Ps.600 million.

         During the first quarter of 2004, we restructured U.S.$3.5 million of indebtedness owed to Caterpillar, and extended its maturity by four years (through 2008). As of March 31, 2004, the total outstanding amount owed to Caterpillar was U.S.$13.87 million.

         In 2001, AES Andres awarded to us a contract for the engineering, procurement and construction of a 305 megawatt combined cycle power generating plant in the Dominican Republic. In 2002, we loaned U.S.$12 million at an interest of LIBOR plus 8% to our client AES Andres for the completion of the power plant. The loan is due in December 2004.

         During the first quarter of 2004, we applied Ps.1,081 million of the proceeds of the capital increase (including interest earned on the proceeds) towards repurchasing, paying interest on and repayment of principal of our outstanding convertible subordinated debentures.

         In 2003, our debt service obligations (principal and interest) totaled Ps.958 million for debt denominated in pesos and U.S.$46 million for debt denominated in dollars, while our deficit from operating activities was Ps.1,287 million.

         Certain of our subsidiaries and unconsolidated affiliates have entered into debt and other agreements containing restrictive covenants that limit the ability of such subsidiaries and affiliates to pay us dividends. See note 18 to our financial statements.

         As of December 31, 2003, approximately 24% of our consolidated revenues and 59% of our indebtedness were denominated in foreign currencies, mainly U.S. dollars. Decreases in the value of the Mexican peso relative to the U.S. dollar will increase the cost in Mexican pesos of our debt service obligations with respect to our U.S. dollar denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased. We currently do not have any financial instruments in place to hedge for foreign currency risk. Several of our subsidiaries have a reduced exposure to the foreign currency risk because a higher percentage of their revenues are denominated in U.S. dollars.

ADDITIONAL SOURCES AND USES OF FUNDS

         Our principal use of funds in 2003 was the payment of expenses and services and interest payments on our debt obligations.

         We may from time to time repurchase our outstanding equity securities if market conditions and other relevant considerations make such repurchases appropriate.

         From February 1999 through December 2003, we sold U.S.$754 million of assets, U.S.$71 million of which were sold in 2003. These assets were sold as part of a non-core asset divestment program and also in the ordinary course of business.

         Beginning in February 1999, we turned to the disposition of non-core assets as a source of liquidity. These non-core assets have included equity in subsidiary companies, equity in non-consolidated companies, the sale of real estate and the sale of construction equipment. In 2003, as part of the non-core asset divestment program, we sold our interest in the following assets:

         - 60% of our holdings in SETA, an airport operator, to Aeroinvest for net proceeds of U.S.$14.5 million. See "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions;"

         - all of our shares of Solaqua, a water treatment subsidiary that owned the Ciudad Obregon water treatment plant, to Grupo Domos S.A. de C.V. for U.S.$10.2 million;

         - all of our shares in Himaica, a Puerto Rican real estate development affiliate, to Centro Medico Turabo Inc. for U.S.$2.8 million;

         - an office building located at Viaducto No.81, Mexico City, to a local businessman for U.S.$1.5 million; and

         - construction equipment, to various unaffiliated third parties for an aggregate of U.S.$1.6 million;

         In 2003, we sold the following assets in the ordinary course of business in order to realize additional sources of funds:

         - real estate in Mexico City, to local businessmen for U.S.$9.5 million;

         - real estate in Queretaro, to local businessmen for U.S.$7.3 million;

         - real estate in Hermosillo, to a local developer for U.S.$2.6 million;

         - real estate in Cancun, to a local businessman for U.S.$1.8 million; and

         - several real estate properties, each sold to unaffiliated third parties for less than U.S.$1 million, for an aggregate of U.S.$13.4 million.

         We historically financed our construction operations primarily through advances from customers. In recent years, however, we have increasingly been required to invest in our own construction projects, and have substantially increased our capital. In April 1992, we raised approximately U.S.$460 million through an initial public offering of equity, and in the first quarter of 1994 we completed an offering of U.S.$475 million of 5% convertible subordinated debentures due 2004. We raised Ps.2,486 million through a capital increase in the fourth quarter of 2003 and the first quarter of 2004.

         Increasingly, we have been required to arrange construction-phase financing for the construction projects. This has typically been done through short-term bank financing or the issuance of commercial paper or medium-term notes. As these construction projects near completion, we typically seek to arrange longer-term financing to repay the short-term borrowings, either through the issuance of our own long-term debt or through the securitization of revenues from these projects. As discussed below, in recent years, some of the financing for these construction projects, including the El Cajon hydroelectric project, has required us to enter into long-term project financing arrangements.

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

         Since December 1994, our ability to arrange financing for the construction of infrastructure facilities, both domestically and in the international capital markets, has been limited. As financing opportunities in the international capital markets diminished, we have attempted to obtain capital from borrowings from Mexican banks. We believe that the scarcity of financing further reduced the volume of infrastructure work performed from 1995 through 2003 when compared to that performed in prior years. Nevertheless, as discussed above, in March 2004, a consortium in which two of our subsidiaries hold a combined 61% interest, entered into a U.S.$452.4 million syndicated loan for the financing of the El Cajon hydroelectric project.

         In recent years, our resources from operating activities and liquidity have also been adversely affected by the length of our average collection period for accounts receivable. Our average collection period for accounts receivable (considered net of value added tax) was 70 days as of the first quarter of 2004, primarily as a result of generally adverse economic conditions in Mexico and elsewhere in Latin America, and budgetary constraints on certain Mexican government agencies.

EL CAJON HYDROELECTRIC PROJECT

         Under the terms of the El Cajon contract, the CFE will pay for the project upon completion, and the financing obtained by CIISA will cover only the project's cash costs. Consequently, the project is unlikely to generate any significant cash flow to us until completion, which is currently expected to occur in 2007.

         Under the original terms of the contract, CIISA was required to post a performance bond or a letter of credit for the benefit of CFE equal to 10% of the value of the work to be performed each calendar year. CIISA has obtained the U.S.$30 million letter of credit required for 2004. CIISA is required to obtain a U.S.$27 million letter of credit for 2005, a U.S.$10 million letter of credit for 2006 and a U.S.$1 million letter of credit for 2007. The letters of credit for any given year must be obtained by December 31 of the preceding year. As owners of 61% of CIISA, we are required to obtain 61% of the aforementioned letters of credit, and the balance is expected to be provided by the other shareholders of CIISA.

         Consequently, as a result of the ongoing obligation to obtain letters of credit for the El Cajon hydroelectric project, the project may constrain our liquidity and may limit our ability to devote cash resources to other projects or needs. There can be no assurance that these letters of credit requirements will not have a material adverse effect on our liquidity, financial condition or results of operation.

                         OFF-BALANCE SHEET ARRANGEMENTS

         We do not engage in any off-balance sheet arrangements that have or that we believe are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

                  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

CONTRACTUAL OBLIGATIONS

         The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity.

         As of December 31, 2003, the scheduled maturities of our contractual obligations, including accrued interest were as follows:

                                                                  PAYMENTS DUE BY PERIOD
                                                                (MILLIONS OF MEXICAN PESOS)
                                                           LESS THAN                               MORE THAN
         CONTRACTUAL OBLIGATIONS              TOTAL          1 YEAR      1-3 YEARS   3-5 YEARS      5 YEARS
Long-term debt obligations...........      Ps.  4,540      Ps. 1,323     Ps.   965   Ps.   461     Ps. 1,791
Capital (finance) lease obligations..               5              4             1          --            --
Operating lease obligations..........             263             20            40          40           162
Purchase obligations.................              --             --            --          --            --
Other long-term liabilities reflected
   on our balance sheet under
   Mexican GAAP......................             363             --           363          --            --
                                           ----------      ---------     ---------     -------     ---------
Total                                      Ps.  5,171      Ps. 1,347     Ps. 1,369     Ps. 501     Ps. 1,953
                                           ==========      =========     =========     =======     =========

         As of December 31, 2003, the scheduled maturities of other commercial commitments, including accrued interest were as follows:

                                                     AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
                                                             (MILLIONS OF MEXICAN PESOS)
                                        TOTAL
                                       AMOUNTS    LESS THAN 1
    OTHER COMMERCIAL OBLIGATIONS      COMMITTED       YEAR        1-3 YEARS    4-5 YEARS    OVER 5 YEARS
Lines of credit.................             --            --            --           --              --
Standby letters of credit.......      Ps.   766            --     Ps.   766           --              --
Guarantees(1)...................          8,099            --         8,099           --              --
Standby repurchase obligations..                           --            --           --              --
Other commercial obligations....                           --            --           --              --
Total commercial commitments....      Ps. 8,865            --     Ps. 8,865           --              --
                                      =========                   =========

(1) Consist principally of bonds delivered to guarantee bids, advance payments and performance.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                         DIRECTORS AND SENIOR MANAGEMENT

         Management of our business is vested in our board of directors. Our bylaws provide that the board of directors will consist of the number of directors and alternate directors elected by our shareholders at the annual ordinary general meeting, each of whom is elected for a term of one year. Our current board of directors was elected on April 16, 2004. Alternate directors are authorized to serve on the board of directors in place of directors who are unable to attend meetings or otherwise participate in the activities of the board of directors. The President of the board of directors must be a Mexican national. We offer no service contracts for our directors providing benefits upon termination of employment. The board of directors currently consists of 15 members, of which nine are outside (i.e. non-management) directors. Six of our directors are independent directors within the meaning of the Mexican Securities Market Law. They are as follows:

                                                                                    YEARS AS
             NAME                                       POSITION                    DIRECTOR           AGE
             ----                                       --------                    --------           ---
Bernardo Quintana I................                    President                        26              62
Jorge Borja Navarrete..............                     Director                        18              61
Jose Luis Guerrero Alvarez.........                     Director                        14              60
Lorenzo H. Zambrano Trevino........                     Director                        12              60
Sergio F. Montano Leon.............                     Director                        12              56
Emilio Carrillo Gamboa.............                     Director                         8              66
Alberto Escofet Artigas............                     Director                         8              70
Luis Fernando Zarate Rocha.........                     Director                         6              60
Carlos Abedrop Davila..............                     Director                         5              84
Jorge Aguirre Quintana.............                     Director                         5              56
Juan Claudio Salles Manuel.........                     Director                         1              67
Esteban Malpica Fomperosa..........                     Director                         1              54
Angeles Espinoza Yglesias(1).......                     Director                         0              61
Elmer Franco Macias(1).............                     Director                         0              64
Alberto Mulas Alonso(1)............                     Director                         0              43

(1)      Elected to our board of directors for the first time on April 16, 2004.

         Listed below are the names, responsibilities and prior business of our directors and senior management:

         Bernardo Quintana I. has been a member of our board of directors since 1978. Mr. Quintana has been our President since December 1994. Previously, Mr. Quintana was the Director of Investments for Banco del Atlantico, Vice President of ICA Tourism and Urban Development and our Executive Vice President. Mr. Quintana is currently a board member of several Mexican companies including Grupo Carso, Cementos Mexicanos and Telmex. Mr. Quintana is also a member of Mexico's National Counsel of Businessmen, the board of trustees of the Universidad Nacional Autonoma de Mexico and Fundacion ICA. Mr. Quintana holds a degree in civil engineering from the Universidad Nacional Autonoma de Mexico and an MBA from the University of California at Los Angeles.

         Jorge Borja Navarrete has been a member of our board of directors since 1986. Mr. Borja is our Executive Vice President in charge of overseeing ICA - Fluor, our Industrial Construction segment and Alsur, our grain and general merchandise warehouse operator. Mr. Borja has been with our company over 35 years. Mr. Borja holds a civil engineering degree from the Universidad Nacional Autonoma de Mexico and an MBA from the University of California at Los Angeles.

         Jose Luis Guerrero Alvarez has been a member of our board of directors since 1990. Mr. Guerrero is our Executive Vice President and Chief Financial Officer. For the past 25 years Mr. Guerrero has held various positions in our finance, administrative, divestment, real estate, manufacturing and business development areas. Before joining us, Mr. Guerrero was the Planning Director at Combinado Industrial Sahagun, the Technical Director at Roca Fosforica Mexicana and held various other positions in Mexico and abroad. Mr. Guerrero is currently a board member at the Club Universidad Nacional, A.C. Mr. Guerrero holds an M.S. and a Ph.D. in Engineering from the University of Illinois at Urbana-Champaign.

         Lorenzo H. Zambrano Trevino has been a member of our board of directors since 1992. Mr. Zambrano is the Chairman of the board and Chief Executive Officer at CEMEX, S.A. de C.V. Mr. Zambrano is currently a board member of FEMSA, Alfa, Cydsa, Vitro and Televisa. Mr. Zambrano holds a B.S. in mechanical and industrial engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey and an M.B.A. from Stanford University.

         Sergio F. Montano Leon has been a member of our board of directors since 1992, and is currently our Executive Vice President in charge of overseeing administration. Mr. Montano has been with us since 1972, and has worked in the administrative and finance areas. Previously, Mr. Montano worked at various Mexican companies, including Trebol and Cerveceria Moctezuma, S.A. where he held different administrative positions. Mr. Montano holds a bachelor's degree in public accounting from the Universidad Nacional Autonoma de Mexico.

         Emilio Carrillo Gamboa has been a member of our board of directors since 1996. Mr. Carrillo served as the President of Telmex from 1975-1987, and as Mexico's ambassador to Canada from 1987-1989. Mr. Carrillo is presently a senior partner of Bufete Carrillo Gamboa, and is a member of the board of directors at Holcim-Apasco, where he is chairman of the board, Grupo Modelo, Grupo Mexico, Southern Peru Copper Corporation, Kimberly Clark de Mexico, The Mexico Fund and San Luis Corporation. Mr. Carrillo holds a law degree from the Universidad Nacional Autonoma de Mexico, and continued his legal education at Georgetown University Law Center.

         Alberto Escofet Artigas has been a member of our board of directors since 1996. Mr. Escofet has been Chief Executive Officer of Alesco Consultores, S.A. de C.V. since 1991. Previously, Mr. Escofet served as Mexico's Undersecretary of Energy and Undersecretary of Mines and Industry in the Ministry of Energy. Mr. Escofet has also been the Chief Executive Officer of Uranio Mexicano, Compania de Luz y Fuerza del Centro and the CFE. Mr. Escofet is a member of the board of directors of several Mexican companies including Sulzer Mexico and Sistemas Automotrices y de Potencia. Mr. Escofet holds a B.S. in mechanical and industrial engineering from the Universidad Nacional Autonoma de Mexico.

         Luis Fernando Zarate Rocha has been a member of our board of directors since 1997. Mr. Zarate oversees the Housing sector and is also in charge of the operations of Servicios de Tecnologia Aeroportuaria, S.A. de C.V., or SETA, our airport concession, and overseas business development. Mr. Zarate has been with our company for over 35 years and has worked on various heavy construction projects, in infrastructure projects and in our business development department. Mr. Zarate is also a member of the board of directors of Fundacion ICA. Mr. Zarate holds a B.S. in civil engineering from Universidad Nacional Autonoma de Mexico, where he has been a professor of engineering since 1978.

         Carlos Abedrop Davila has been a member of our board of directors since 1999. Mr. Abedrop served as President and member of the board of directors of Banco del Atlantico from 1964 to 1982. Mr. Abedrop has served as President of the Camara Nacional de Comercio de la Ciudad de Mexico, the Asociacion de Banqueros de Mexico and the Fundacion Mexicana para la Salud. Mr. Abedrop holds a bachelor's degree in economics from the Universidad Nacional Autonoma de Mexico.

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

         Juan Claudio Salles Manuel has been a member of our board of directors since April of 2003. Mr. Salles is a founding partner of the Salles Sainz - Grant Thornton, S.C., which specializes in financial consulting and financial statements auditing. Prior to working at Salles - Sainz Grant Thornton, Mr. Salles was a partner at Ruiz Urquiza y Cia, S.C. Mr. Salles is currently a member of the Mexican Institute of Public Accountants, and had previously served as the President of its national executive committee. Mr. Salles is also the President of the Mexican Academy of Integral Performance Audit (Academia Mexicana de Auditoria Integral al Desempeno). Previously, Mr. Salles was also a member of the executive committee of the International Federation of Accountants. Mr. Salles holds a bachelor's degree in public accounting from the Universidad Nacional Autonoma de Mexico, where he has been a professor since 1962.

         Esteban Malpica Fomperosa has been a member of our board of directors since April 2003. Mr. Malpica is currently a member of the board of directors of Kimberly Clark de Mexico, S.A. de C.V., El Puerto de Liverpool, S.A. de C.V., Grupo Herdez, S.A. de C.V. and Grupo Gruma, S.A. de C.V. From 1995 to 2003 he was a member of the executive committee at Banamex. From 1992 to 1995 he was a vice-president of the Mexican Stock Exchange and chairman of the board of directors of the Mexico Equity & Income Fund. Mr. Malpica is a Certified Public Accountant with a degree from the Escuela de Contaduria of the Universidad Iberoamericana. He also holds an MBA from Notre Dame University.

         Angeles Espinoza Yglesias has been a member of our board of directors since April 2004. Mrs. Espinoza is the President of Fundacion Amparo. Mrs. Espinoza is a member of the State Council on Culture and the Arts (Consejo Estatal para la Cultura y las Artes) in the state of Puebla and a director of the Historic Center (Centro Historico) of the city of Puebla. Mrs. Espinoza is a member of the board of directors and the finance and planning committee of Grupo Financiero Inbursa, the board of directors and the finance and planning committee of Telmex, S.A. de C.V. and a member of the Latin America Advisory Committee at Harvard University.

         Elmer Franco Macias has been a member of our board of directors since April 2004. Mr. Franco has occupied different positions within the INFRA Group, where he began working in 1958. Mr. Franco holds a B.S. in civil engineering from Universidad Nacional Autonoma de Mexico, and has participated in management programs at the Instituto Panamericano de Alta Direccion de Empresas (IPADE).

         Alberto Mulas Alonso has been a member of our board of directors since April 2004. Mr. Mulas is the managing director of CReSE Consultores, S.C., a consulting firm that specializes in strategy, finance and corporate governance. Mr. Mulas's experience derives from his work as an investment banker with Bankers Trust, JP Morgan, Lehman Brothers and Donaldson, Lufkin & Jenrette, having been responsible for the Mexican operations of the last two entities. Mr. Mulas has also worked for the administration of President Vicente Fox until December 2002 as Subsecretary of Urban Development and Housing, and then as the Commissioner of the National Housing Development Commission (Comisionado Nacional de Fomento a la Vivienda). Mr. Mulas is currently a director of Bancomext, the Sociedad Hipotecaria Federal, Consorcio Cydsa and Cintra, S.A. de C.V. Mr. Mulas holds a chemical engineering degree from Universidad Iberoamericana and has an MBA from Wharton Business School, University of Pennsylvania.

EXECUTIVE OFFICERS

         Our executive officers currently are as follows:

                                                                                                     YEARS AS
                                                                                                    EXECUTIVE
               NAME                                   CURRENT POSITION                               OFFICER
-------------------------------      -------------------------------------------------              ---------
Bernardo Quintana I............      President                                                           26
Jorge Borja Navarrete..........      Executive Vice President, Industrial Construction                   18
Jose Luis Guerrero Alvarez.....      Executive Vice President, Finance                                   14
Sergio F. Montano Leon.........      Executive Vice President, Administration                            14
Luis Fernando Zarate Rocha.....      Vice President, Housing                                              9
Bernardo Sepulveda Amor........      General Counsel                                                      7
Jorge Aguirre Quintana.........      Vice President, Civil Construction                                   5

                                  COMPENSATION

         For the year ended December 31, 2003, the aggregate compensation of our directors and executive officers paid or accrued in that year for services in all capacities was approximately Ps.43 million. Our current policy is to pay board members, executive committee members and audit committee members Ps.20,000 for each board meeting, executive committee meeting or audit committee meeting attended.

MANAGEMENT BONUSES

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

         The compensation committee recommends the amount of the performance-based bonuses to the board of directors. We have adopted the following policy regarding the calculation of the performance bonus:

         - in years in which income is 6% or less of net worth, no bonuses will be paid,

         - in years in which income is greater than 6% of net worth, up to 25% of the amount by which income exceeds 6% of net worth may be paid as bonuses.

         Income for these purposes means income from all sources (including extraordinary items) before income taxes, employees' statutory profit sharing and the bonus itself. Net worth for these purposes is our net worth as at the end of the year for which the bonus is being calculated, without giving effect to that bonus. This formula is subject to change by the board of directors, provided that all outside directors approves any such change.

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

         Bonuses are paid into the management trust and may be used by the technical committee to purchase, for the account of the bonus recipient, shares. All dividends paid with respect to shares in the management trust are also deposited in the management trust. Cash dividends are, at the discretion of the technical committee, distributed to participants in the management trust or used to purchase, for the benefit of the participants, shares at prevailing market prices. Upon leaving us, participants in the management trust are entitled to receive the shares representing such participant's interest in periodic installments. The management trust may, but is not required to, purchase the shares constituting such installments. All dividends received with respect to the shares owned by any former employee are paid to such former employee.

         As described above, members of management that leave us are entitled to receive, in annual installments, the shares credited to their accounts in the management trust. Certain exceptions may be made to these rules from time to time to permit employees leaving us to receive their shares on an accelerated basis.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

         On March 31, 2000, we adopted a stock option plan pursuant to which our officers and senior-management were entitled to annual stock options. The stock option plan was curtailed on April 16, 2004. Although we do not expect to grant stock options going forward, we expect to honor the stock options that were granted under the stock option plan.

         Options were granted based on a percentage of the grantees' annual base salary. Options vest over a three-year period beginning on the first anniversary of the grant date, and are exercisable until the seventh anniversary of the grant date. Options may be exercised at any time after vesting, at a price equal to the closing price of the shares on the Mexican Stock Exchange on the trading day prior to the grant date. The options are not transferable, and may be exercised during the first six months after a grantee has left us.

         Set forth below are the number of ordinary shares, the exercise price, the grant date and the expiration date of all options outstanding:

OPTION GRANT DATE                NUMBER OF SHARES            EXERCISE PRICE          EXPIRATION DATE
-----------------                ----------------            --------------          ---------------
 April 24, 2000                      9,273,163               Ps.       3.75           April 24, 2007
 April 23, 2001                      9,323,417               Ps.       3.75           April 23, 2008
 April 25, 2002                      8,087,866               Ps.       3.88           April 25, 2009
 April 29, 2003                      7,663,088               Ps.       3.75           April 29, 2010

         The options included herein are entirely held by our officers and directors.

         There were 219,499 forfeited options in 2003, 3,076,407 forfeited options in 2002 and 5,345,821 forfeited options in 2001 at a weighted average exercise price of Ps.3.83, Ps.3.78 and Ps.3.75, respectively. There were 24,961,841 options outstanding at December 31, 2003, with a weighted average exercise price of Ps.3.79 and a weighted average contractual life of 5 years.

         Under Mexican GAAP, the granting of these options has no effect on our results of operations, cash flow or financial condition. Under U.S. GAAP, the granting of these options may give rise to future non-cash compensation expenses.

REDUCTION IN EXECUTIVE COMPENSATION

         We have implemented a plan that is aimed at reducing our executive compensation. As part of this plan, we terminated a number of our executives, after making required severance payments. We subsequently rehired a number of these executives at a reduced base salary. In 2003, as part of this plan, we also curtailed our executive pension plan, which resulted in Ps.122 million in provisions. As of March 31, 2004, we have expensed approximately Ps.185 million of severance payments, of which Ps.165 million was attributable to severance payments made to senior management. We expect that the implementation of this plan will result in future cost savings.

                                 BOARD PRACTICES

EXECUTIVE COMMITTEE

         Our bylaws provide that the executive committee of the board of directors may generally exercise the powers of the full board of directors. The executive committee is elected from among the directors by the shareholders. Currently, the executive committee is composed of: Bernardo Quintana I., Jorge Borja Navarrete, Jose Luis Guerrero Alvarez, Sergio Montano Leon, Luis Fernando Zarate Rocha, Jorge Aguirre Quintana, Emilio Carrillo Gamboa, Alberto Escofet Artigas, Juan Claudio Salles Manuel and Alberto Mulas Alonso. Luis Carlos Romandia Garcia is the executive committee's secretary.

COMPENSATION COMMITTEE

         The compensation committee is responsible for reviewing and advising the board of directors with respect to management compensation (including bonus arrangements). The members of the compensation committee are Jorge Borja Navarrete, Jose Luis Guerrero Alvarez, Sergio F. Montano Leon, Luis Fernando Zarate Rocha and Jorge Aguirre Quintana. Luis Carlos Romandia Garcia is the compensation committee's secretary.

CORPORATE GOVERNANCE REFORMS AND AUDIT COMMITTEE

         On November 17, 2003, at an extraordinary shareholders meeting, our shareholders approved a proposal to modify our bylaws to comply with amendments that were made to the Securities Markets Law (Ley de Mercado de Valores) and the Securities and Banking Commission Regulations (Reglas de la Comision Nacional Bancaria y de Valores) in 2003.

         Pursuant to our amended bylaws, we have established an audit committee, which consists of four board members, who are selected by our shareholders. As of June 2004, the directors serving on the audit committee are: Juan Claudio Salles Manuel, Emilio Carrillo Gamboa, Esteban Malpica Fomperosa and Alberto Mulas Alonso. Juan Claudio Salles Manuel is the President of the audit committee, and Jorge Arturo Santoyo, is the Secretary of the audit committee. Audit committee members are not appointed for a particular period of time. However, the membership of the audit committee is subject to yearly review by our shareholders. For a description of the audit committee's duties see " -- NYSE Corporate Governance Comparison."

STATUTORY AUDITOR

         We must have at least one statutory auditor, who is elected by our shareholders at the annual ordinary general meeting. The statutory auditor reports to our shareholders at our annual shareholders' meeting regarding the accuracy of the financial information presented to our shareholders by the board of directors and generally monitors our affairs. The statutory auditor is also authorized to call ordinary or extraordinary shareholders' meetings, place items on the agenda of shareholders' meetings and board of directors' meetings and attend shareholders' and board of directors' meetings. The statutory auditor receives monthly reports from the board of directors regarding material aspects of our affairs, including our financial condition. The current statutory auditor is Joaquin Gomez Alvarez and the alternate statutory auditor position is Arturo Garcia Chavez.

NYSE CORPORATE GOVERNANCE COMPARISON

         Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Mexican corporation with shares listed on the Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law and the regulations issued by the Mexican National Banking and Securities Commission. We also generally comply on a voluntary basis with the Mexican Code of Best Corporate Practices (Codigo de Mejores Practicas Corporativas) as indicated below, which was created in January 2001 by a group of Mexican business leaders and was endorsed by the Mexican Banking and Securities Commission. On an annual basis, we file a report with the Mexican Banking and Securities Commission and the Mexican Stock Exchange regarding our compliance with the Mexican Code of Best Corporate Practices.

         The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

                        NYSE STANDARDS                                             OUR CORPORATE GOVERNANCE PRACTICES
                        --------------                                             ----------------------------------
DIRECTOR INDEPENDENCE. Majority of board of directors must         Pursuant to the Mexican Securities Market Law and our bylaws,
be independent. Section 303A.01                                    our shareholders are required to appoint a board of directors of between five and twenty members, 25% of whom must be
                                                                   independent.

                                                                   Our board of directors currently consists of 15 members, of which nine are outside (i.e. non-management) directors. Six of our directors are independent directors within the meaning of the Mexican Securities Market Law.

                                                                   Pursuant to our bylaws, independent board members must be
                                                                   appointed based on their experience, ability and professional prestige, and may not own any of our shares or be employed by
                                                                   us. Our board of directors must meet at least every three
                                                                   months.

A director is not independent if such director is:                 Under Article 14 Bis of the Mexican Securities Market Law, a
                                                                   director is not independent if such director is:

  (i) a person who the board determines has a material              (i) an employee or officer of the company (one-year cooling
  direct or indirect relationship with the company, its             off period);
  parent or a consolidated subsidiary;

  (ii) an employee, or an immediate family member of an             (ii) a shareholder that, without being an employee or officer
  executive officer, of the company, its parent or a                of the company, has influence or authority over the company's
  consolidated subsidiary, other than employment as interim         officers;
  chairman or CEO;

  (iii) a person who receives, or whose immediate family            (iii) a consultant, or partner or employee of a consultant, to
  member receives, more than $100,000 per year in direct            the company or its affiliates, where the income from the
  compensation from the company, its parent or a                    company represents 10% or more of the overall income of such
  consolidated subsidiary, other than director and committee        consultant;
  fees or deferred compensation for prior services only (and other than compensation for service as interim chairman or
  CEO or received by an immediate family member for service
  as a non-executive employee);

                        NYSE STANDARDS                                             OUR CORPORATE GOVERNANCE PRACTICES
                        --------------                                             ----------------------------------
  (iv) a person who is affiliated with or employed, or whose        (iv) an important client, supplier, debtor or creditor (or a
  immediate family member is affiliated with or employed in         partner, director or employee thereof). A client and supplier
  a professional capacity, by a present or former internal          is considered important where its sales to or purchases from
  or external auditor of the company, its parent or a               the company represent more than 10% of the client's or
  consolidated subsidiary;                                          supplier's total sales or purchases. A debtor or creditor is considered important whenever its sales to or purchases from to the company represent more than 15% of the debtor's or
                                                                    creditor's total sales or purchases;

  (v) an executive officer, or an immediate family member of        (v) an employee of a non-profit entity that receives
  an executive officer, of another company whose                    contributions from the company that represent more than 15% of
  compensation committee's membership includes an executive         the total contributions received;
  officer of the listed company, its parent or a
  consolidated subsidiary; or

  (vi) an executive officer or employee of a company, or an         (vi) a CEO or other high ranking officer of another company in
  immediate family member of an executive officer of a              which the issuer's CEO or other high ranking officer is a
  company, that makes payments to, or receives payments             member of the board of directors; or
  from, the listed company, its parent or a consolidated
  subsidiary for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million
  or 2% of such other company's consolidated gross revenues
  (charities are not included, but any such payments must be disclosed in the company's proxy (or, if no proxy is
  prepared, its Form 10-K / annual report)).

"Immediate family member" includes a person's spouse,               (vii) a "family member" related to any of the persons
parents, children, siblings, mothers and fathers-in-law,            mentioned above in (i) through (vi). "Family member" includes
sons and daughters-in-law and anyone (other than domestic           a person's spouse, concubine or other relative of up to three
employees) who shares the person's home. Individuals who are        degrees of consanguinity and affinity, in the case of (i) and
no longer immediate family members due to legal separation,         (ii) above, and a spouse, concubine or other relative of up to
divorce or death (or incapacity) are excluded. Section              one degree of consanguinity or affinity in the case of (iii)
303A.02(b)                                                          through (vi) above.

EXECUTIVE SESSIONS. Non-management directors must meet             There is no similar requirement under our bylaws or applicable
regularly in executive sessions without management.                Mexican law.
Independent directors should meet alone in an executive
session at least once a year. Section 303A.03

                        NYSE STANDARDS                                             OUR CORPORATE GOVERNANCE PRACTICES
                        --------------                                             ----------------------------------
AUDIT COMMITTEE. Audit committee satisfying the independence       We have a four-member audit committee, which is composed of
and other requirements of Rule 10A-3 under the Exchange Act        directors appointed by the shareholders. The Mexican Securities
and the more stringent requirements under the NYSE standards       Market Law requires that at least half of the members of our
is required. Sections 303A.06, 303A.07                             audit committee be independent. Three of the four members of our audit committee are independent as such term is defined under the Mexican Securities Market Law.

                                                                   We will be required to comply with Rule 10A-3 by July 31, 2005.

                                                                   However, the members of our audit committee are not required to satisfy the NYSE independence and other audit committee
                                                                   standards that are not prescribed by Rule 10A-3.

                                                                   Our audit committee complies with the requirements of the
                                                                   Mexican Securities Market Law and has the following attributes:

                                                                   -  Our audit committee operates pursuant to a written charter adopted by our board of directors.

                                                                   -  Pursuant to our bylaws and Mexican law, our audit committee submits an annual report regarding its activities to our
                                                                      board of directors.

                                                                   -  The duties of the audit committee include:

                                                                      - reviewing and opining on all related-party transactions;

                                                                      - periodically evaluating our internal control mechanisms to verify compliance with the corporate governance standards
                                                                        to which we are subject;

                                                                      - periodically evaluating our internal control mechanisms to verify compliance with generally accepted accounting
                                                                        principals;

                                                                      - recommending independent auditors to our board of
                                                                        directors;

                                                                      - establishing guidelines for the hiring of employees or
                                                                        former employees of our independent auditors; and

                                                                      - periodically evaluating our reports filed before the
                                                                        Mexican National Banking and Securities Commission, the
                                                                        Mexican Stock Exchange and New York Stock Exchange.

                        NYSE STANDARDS                                             OUR CORPORATE GOVERNANCE PRACTICES
                        --------------                                             ----------------------------------
                                                                   -  The audit committee is empowered to hire independent counsel and other advisors as it deems necessary to carry out its
                                                                      duties, including the review of related-party transactions

NOMINATING/CORPORATE GOVERNANCE COMMITTEE.                         We are not required to and do not have a nominating/corporate
Nominating/corporate governance committee of independent           governance committee, and it is not expressly recommended by
directors is required. The committee must have a charter           the Mexican Code of Best Corporate Practices.
specifying the purpose, duties and evaluation procedures of
the committee. Section 303A.04

COMPENSATION COMMITTEE. Compensation committee of                  We are not required to have a compensation committee. As
independent directors is required, which must approve              recommended by the Mexican Code of Best Corporate Practices, we
executive officer compensation. The committee must have a          have a compensation committee, the members of which are board
charter specifying the purpose, duties and evaluation              members.
procedures of the committee. Section 303A.05

EQUITY COMPENSATION PLANS. Equity compensation plans require       Our current equity-compensation plans have been approved by our
shareholder approval, subject to limited exemptions. Section       shareholders at shareholder meetings in accordance with Mexican
303A.08                                                            law.

CODE OF ETHICS. Corporate governance guidelines and a code         We have adopted a code of ethics, which has been accepted by
of business conduct and ethics is required, with disclosure        all of our directors and executive officers and other
of any waiver for directors or executive officers. Section         personnel. We are required by Item 16B of this Form 20-F to
303A.10                                                            disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and
                                                                   persons performing similar functions.

                                    EMPLOYEES

         As of each of the last three years ended December 31, 2001, 2002 and 2003, we had 9,287, 7,722 and 9,853 employees, respectively, approximately 45%, 37% and 30% of whom were permanent employees, respectively. The number of temporary employees employed by us varies significantly and is largely dependent on the level of our construction activities.

         In recent years we have reduced the size of our workforce, and in 2002 we reduced our workforce by 1,565 employees. In 2003, we increased our workforce by 2,131 employees, principally due to the El Cajon hydroelectric project.

         In Mexico, all of our employees, other than managerial and certain administrative employees, are currently affiliated with labor unions. Labor relations in each facility in Mexico are governed by a separate collective bargaining agreement, executed between the relevant subsidiary and a union selected by the employees of the relevant facility. Wages are renegotiated every year while other terms are renegotiated every two years. Labor relations for each construction project are governed by a separate collective bargaining agreement, which is coterminous with the project. Such agreements are reviewed once per year if the duration of the project so permits. Although from time to time we have faced strikes at particular facilities or construction sites, we have never had a strike that materially affected our overall operations in Mexico. We believe that we have good relations with our employees.

                                 SHARE OWNERSHIP

         As of May 2004, Mr. Quintana and members of his immediate family may be deemed to have beneficial ownership of 162,390,200 or 8.71% of the shares outstanding. None of our directors or executive officers (other than Mr. Quintana) is the beneficial owner of more than 1% of any class of capital stock, other than through the management trust described in "Item 7. Major Shareholders and Related Party Transactions -- Major Shareholders."

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

         The following table sets forth certain information regarding the ownership of outstanding shares.

              IDENTITY OF PERSON OR GROUP                        AMOUNT OWNED                PERCENTAGE(1)
----------------------------------------------------             ------------                -------------
The Slim Group (2)..................................              260,170,768                     13.95%
Bernardo Quintana I.(3).............................              162,390,200                      8.71
Management Trust(4).................................               88,548,214                      4.75
Fundacion Trust(4)..................................               51,760,136                      2.78
Employee Trust(4)...................................                2,398,158                      0.12
Foreign Employee Trust(4) (5).......................                  709,806                      0.04

--------------

(1)      Percentages are based on 1,865,054,114 shares outstanding as of June
         28, 2004.

(2) Information concerning our shares beneficially owned by the Slim Group was obtained from a Schedule 13D/A filed on April 28, 2004 by each of the following reporting persons: Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit, whom we collectively refer to as the Slim Family, Carso Global Telecom, S.A. de C.V., or CGT, Grupo Financiero Inbursa, Telefonos de Mexico, S.A. de C.V., Banco Inbursa S.A., as Trustee of Trust No. F/0008, or the Telmex Trust, and Fundacion Telmex A.C. According to the Schedule 13D/A filed on April 28, 2004 by the Slim Group, each of the Slim Family, CGT and Telmex expressly disclaims beneficial ownership of the 166,507,870 shares beneficially owned by the Telmex Trust and the 19,375,700 shares beneficially owned by Fundacion Telmex A.C.

(3)      Reflects shares owned directly and not through the management trust.

(4) Information concerning our shares beneficially owned by each of the trusts was obtained from a Schedule 13G/A filed on February 13, 2004 by each of the trusts.

(5)      Held in the form of 118,301 ADSs.

         Our directors and executive officers, as a group, beneficially own approximately 250,938,414 shares (13.45% of the shares outstanding). A portion of the shares beneficially owned by our directors and executive officers, along with other shares owned by our management (collectively, approximately 4.75% of the shares outstanding), are owned through a trust, referred to as the management trust. The technical committee of the management trust, which consists of members of our board of directors, has broad discretionary authority over the corpus of this trust, including voting power over the shares contained therein and the conditions governing withdrawal of such shares.

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

         Members of the board of directors also have voting power over the shares placed in a trust, which we refer to as the employee trust, originally established in 1959, for the benefit of certain other of our employees that are not members of management. As of February 13, 2004, the employee trust held approximately 0.12% of the shares outstanding.

         Our directors and executive officers collectively also held approximately 8.92% of the shares outside the management trust as of February 13, 2004. Accordingly, our senior management has voting power over approximately 13.79% of the shares. In addition, management will influence the voting of the shares held in the fundacion trust, since two of the five members of the fundacion trust's technical committee are our representatives.

         In 1992, members of management donated 10% of their then-owned shares to Fundacion ICA, a non-profit organization formed to fund research and education activities in Mexico. In addition, certain former members of management donated 20% of their shares to Fundacion ICA. Fundacion ICA's shares are held by a trust, which we refer to as the fundacion trust. A majority of the technical committee of this trust is independent from us, although any disposition of the shares held by the fundacion trust requires the approval of more than a simple majority of such technical committee and, therefore, may require approval of our representatives on this committee. Under the terms of the fundacion trust, the shares held by Fundacion ICA, which as of February 13, 2004 represented approximately 2.78% of the shares outstanding, are required to be voted in the manner specified by a majority of the technical committee.

         In April 1992, management created a trust, which we refer to as the foreign employee trust, for the benefit of certain other of our employees. The purpose of the foreign employee trust is to provide incentives to retain skilled personnel employed by subsidiaries located outside Mexico. As of February 13, 2004, the foreign employee trust held approximately 0.04% of the shares for the benefit of such foreign employees.

                           RELATED PARTY TRANSACTIONS

SIMEX

         In 2004, we sold SIMEX, a subsidiary that specialized in the development and integration of electrical systems, including vehicle registration systems for toll booths, as part of our non-core asset divestment program. SIMEX was sold to Saturnino Suarez Reynoso for Ps.8.2 million. Mr. Suarez Reynoso was a member of our board of directors until April 16, 2004 and, as is required by our bylaws, our audit committee and our board of directors approved the sale of SIMEX. We determined SIMEX' sales price based on the only third-party offer to buy SIMEX made in the last three years.

EL CAJON LETTERS OF CREDIT; SALE OF SETA

         In March 2003, CIISA was awarded the El Cajon hydroelectric project. Pursuant to the terms of the contract, CIISA was required to execute the contract within 20 days of being awarded the project. CIISA was also required to begin work on the project the day after it executed the contract, and was required to post a U.S.$10 million performance bond for the benefit of CFE. Additionally, under the terms of the bridge credit facility for the financing of the first portion of the project's construction costs, CIISA was required to post a U.S.$26 million letter of credit.

         CIISA was unable to obtain the required performance bonds or letters of credit within the timeframe required by the contracts. Consequently, as a temporary measure, Mr. Quintana, our President and Chief Executive Officer, and his family guaranteed U.S.$15 million out of U.S.$22 million (61% of the total amount) required for the El Cajon project. In return, Mr. Quintana and his family received a fee equal to 2% of the guaranteed amount. In September 2003, we sold 60% of our shares in SETA to Aeroinvest, an affiliated company that is 60% owned by Mr. Bernardo Quintana, our President and Chief Executive Officer, and members of his family, and contributed 40% of our SETA shares to Aeroinvest in exchange for a 40% interest in Aeroinvest. We used the proceeds from the sale of SETA to substitute Mr. Quintana's and his family's guarantees.

         The result of these transactions reduced our participation in SETA from 37.25% to 14.9%, and generated a loss of Ps.66 million. We obtained a fairness opinion from a Mexican investment bank in connection with this transaction. As is required by our bylaws, the El Cajon related transactions, including the sale of SETA, were reviewed by our audit committee and were authorized by our executive committee and our board of directors.

         SETA is a consortium that was originally formed to acquire 15% of the voting stock of Grupo Aeroportuario del Centro Norte, S. A. de C.V., or GACN, which had been granted a fifty-year concession to operate and manage airports in various regions of Mexico. SETA was initially comprised of CICASA (with a 37.25% interest), Vinci, S. A. (with a 37.25% interest) and Aeroports de Paris (with a 25.50% interest).

         As of December 31, 2003, SETA has loans with related parties amounting to U.S.$45.8 million, of which U.S.$15.3 million is owed to Aeroinvest. The amounts owed to Aeroinvest mature in 2014 and are payable annually beginning in September 2004, with annual interest at LIBOR plus 4.5%.

         For a description of other related party transactions, see note 26 of our financial statements.

ITEM 8. FINANCIAL INFORMATION

         See "Item 18. Financial Statements" beginning on page F-1.

                      LEGAL AND ADMINISTRATIVE PROCEEDINGS

LEGAL PROCEEDINGS

         We are party to various legal proceedings in the ordinary course of business. Other than as disclosed in this annual report, we are not currently involved in any litigation or arbitration proceeding, including any proceeding that is pending or threatened of which we are aware, which we believe will have, or has had, a material adverse effect on us. Other legal proceedings that are pending against or involve us and our subsidiaries are incidental to the conduct of our and their business. We believe that the ultimate disposition of such other proceedings individually or on an aggregate basis will not have a material adverse effect on our consolidated financial condition or results of operations.

MALLA VIAL

         We are involved in litigation with the Institute for Urban Development, or IDU, (Instituto de Desarrollo Urbano) an agency of the municipal government of Bogota, Colombia in charge of public works projects. The litigation concerns the Malla Vial Project; a street network refurbishment project in Bogota that was awarded to us in 1997.

         The IDU has filed claims against us totaling approximately U.S.$5.9 million alleging breach of contract and damages and penalties arising from our failure to pay an approximately U.S.$1.9 million arbitration award rendered against us in 2002. We have filed a counterclaim for approximately U.S.$15.3 million for work performed, reimbursement for cost-overruns and termination of the contract. We are also seeking damages caused by the IDU's actions, which have rendered us unable to enter into new contracts with the Colombian government for a period of five years.

         In December 2002, the IDU filed a lawsuit before a local tribunal against our surety (Chubb de Colombia) and us, seeking the execution of the project's performance bond. We filed a motion with the local tribunal to stay the proceedings, claiming that the local tribunal lacks jurisdiction over this matter. We are currently awaiting resolution of this issue from an appellate court and are simultaneously continuing with the ongoing litigation. On August 20, 2003, the local tribunal presiding over this matter ordered the opening of the evidentiary period. There can be no assurance as to the results of these legal proceedings or as to the timing of when such proceedings may be resolved.

CARACOLES -- PUNTA NEGRA HYDROELECTRIC PROJECT

         On March 9, 1997, the government of the Province of San Juan in Argentina awarded to the AES Caracoles-Panedile Argentina Consortium the concession for the construction and maintenance of two hydroelectric plants, Caracoles and Punta Negra. The concession was subdivided into two sub-concessions: the operations concession, which was assumed by AES Caracoles, or AES, and the construction concession undertaken by Panedile Argentina. In 2001, CPC, our Argentine subsidiary, became Panedile Argentina's partner in the construction concession.

         In December 2001, AES notified the government of the Province of San Juan that a force majeure event rendered it impossible for AES to continue to perform its obligations under the concession agreement, and it could no longer collect revenues that were used to pay for the costs of the construction concession. Consequently, we were forced to reduce the volume of our work and finance our construction activities. On June 11, 2002, Panedile Argentina and we suspended our construction activities, as we were no longer able to provide financing. The government of the Province of San Juan ordered us to continue working while it reviewed AES' force majeure claim. As a result, we continued working on the project for six months without receiving payment for our work.

         On August 6, 2002, the government of the Province of San Juan rescinded the concession agreement alleging breach of contract. On September 13, 2002, an administrative panel nullified the government's rescission of the concession contract.

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

         On January 21, 2004, CPC executed an agreement with the Province of San Juan, AES, Panedile Argentina, SES SE (the government electric company) and Techint (an Argentine construction company) whereby Techint will replace CPC in the construction concession. CPC's replacement, however, is contingent upon the parties agreeing to new contractual and financial terms for the project. On June 17, 2004, the parties agreed to new contractual and financial terms for the project. The agreement needs to be approved by the legislature of the Province of San Juan. There can be no assurance as to the timing of such legislative approval. See "Item 4. Information on the Company -- Business Overview -- Description of Business Segments -- CPC-Rodio."

CANTARELL

In December of 2003, Compania de Nitrogeno de Cantarell, S.A. de C.V., or CNC, initiated arbitration proceedings against the joint venture formed between our Industrial Construction segment and Linde AG in connection with the construction of the Cantarell nitrogen plant. The demand was made directly against the joint venture members as well as their respective parent companies, ICA, Fluor Corporation and Linde L.P.M., as guarantors for the consortium.

         The defendants filed a joint response to CNC's claims and the joint venture has filed a counterclaim against CNC. The arbitration is currently in the evidentiary stage. There can be no assurance as to the results of these legal proceedings or as to the timing of when such proceedings may be resolved.

PUERTO RICO LIGHT RAIL SYSTEM

         Our subsidiary ICA Miramar Metro San Juan Corporation, or ICA Miramar, is a contractor for a segment of the Puerto Rico light rail system. In July 2003, the Puerto Rico Highway and Transportation Authority, ICA Miramar's client for the project, certified that ICA Miramar had substantially completed work on the project. The Puerto Rico Highway and Transportation Authority subsequently submitted a number of change orders, and as a result, ICA Miramar continued work on the light rail system. On April 29, 2004, the Puerto Rico Highway and Transportation Authority notified ICA Miramar that ICA Miramar had defaulted on its performance on the project. In its notice, the Puerto Rico Highway and Transportation Authority alleged that ICA Miramar's work on the project had not met contracted specifications. We are currently in negotiations with the Puerto Rico Highway and Transportation Authority to resolve these issues. There can be no assurance as to the results of these negotiations. To date, no legal proceedings are pending with respect to this matter.

         In 2004, the U.S. Department of Transportation's Office of the Inspector General began to investigate the Puerto Rico light rail system. We understand that the U.S. Department of Transportation's investigation extends to other contractors working on the light rail system. In connection with the investigation, on March 8, 2004, ICA Miramar received a subpoena for the production of documents from the U.S. Department of Transportation's Office of the Inspector General. We are cooperating with the U.S. Department of Transportation's investigation. There can be no assurance as to the results of this investigation.

ENVIRONMENTAL MATTERS

         There are currently no material legal or administrative proceedings pending against us with respect to any environmental matter in Mexico or the United States.

                                    DIVIDENDS

         The table below sets forth the dividends per share and ADS paid in each year indicated, in nominal Mexican pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates. We did not pay dividends in any year between 2000 and 2003.

                                            PESOS PER              U.S. DOLLARS           U.S. DOLLARS
       YEAR ENDED DECEMBER 31,                SHARE                  PER SHARE               PER ADS
----------------------------------          ---------              ------------           ------------
1999..............................               25                    0.026                   0.158
2000..............................               --                       --                      --
2001..............................               --                       --                      --
2002..............................               --                       --                      --
2003..............................               --                       --                      --

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

ITEM 9. THE OFFER AND LISTING

                                     TRADING

         Since April 9, 1992, our shares and the ADSs have been listed on the Mexican Stock Exchange and the NYSE, respectively. The ADSs have been issued by The Bank of New York as depositary. Each ADS represents six Ordinary Participation Certificates, or CPOs, issued by Banco Nacional de Mexico as the CPO trustee for a Mexican CPO trust. Each CPO represents an interest in one share held in the CPO trust. Since April 9, 1992, the ADSs also have been quoted on the Developing Markets Sector of the International Stock Exchange of the United Kingdom and The Republic of Ireland Ltd.

         We may be required to delist our ADSs from the NYSE if the price of our ADSs over a 30 trading-day period falls below $1.00. See "Item 3. Key Information -- Risk Factors -- Risks Related to our ADSs -- We may be required to delist our ADSs from the New York Stock Exchange."

         The following table sets forth, for the five most recent full financial years, the annual high and low market prices for the ADSs on the New York Stock Exchange and the shares on the Mexican Stock Exchange.

                                            MEXICAN STOCK EXCHANGE                NEW YORK STOCK EXCHANGE
                                                PESOS PER SHARE                     U.S. DOLLARS PER ADS
                                          --------------------------             --------------------------
                                           HIGH                  LOW              HIGH                 LOW
                                          ------                ----             ------                ----
1999...........................            11.86                3.83               7.75                2.31
2000...........................             5.25                1.69               3.25                0.94
2001...........................             4.75                1.70               2.98                1.00
2002...........................             4.65                0.89               3.15                0.50
2003...........................             2.60                1.01               1.91                0.75

         The following table sets forth, for the periods indicated, the reported high and low sales prices for our shares on the Mexican Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange.

                                            MEXICAN STOCK EXCHANGE                NEW YORK STOCK EXCHANGE
                                                PESOS PER SHARE                     U.S. DOLLARS PER ADS
                                           ------------------------               -----------------------
                                           HIGH                LOW                HIGH                LOW
                                           ----                ----               ----               ----
2002
    First Quarter..............            4.65                3.50               3.15               2.30
    Second Quarter.............            4.19                2.25               2.78               1.50
    Third Quarter..............            2.70                0.89               1.52               0.50
    Fourth Quarter.............            1.90                1.14               1.02               0.55
2003
    First Quarter..............            1.55                1.01               1.20               0.75
    Second Quarter.............            1.98                1.44               1.60               1.40
    Third Quarter..............            1.71                1.41               1.32               1.02
    Fourth Quarter.............            2.60                1.47               1.91               1.06

2003
    December...................            2.60                2.34               1.50               1.33

2004
    January....................            3.80                2.79               2.09               1.52
    February...................            3.81                3.29               2.10               1.82
    March......................            3.91                3.42               2.16               1.92
    April......................            4.18                3.55               2.38               2.10
    May                                    3.81                3.44               2.18               1.85

         Our bylaws prohibit ownership of our shares by non-Mexican investors. At February 29, 2004, 20.8% of the CPOs were held by the depositary. At February 29, 2004, 6.94% of the outstanding shares were represented by ADSs, and such ADSs were held by 136 holders with registered addresses in the United States. At March 31, 2004, there were 1,865,054,114 shares outstanding.

         In June 1992 in accordance with rules established by the Mexican Banking and Securities Commission, we established a reserve in our stockholders' equity account in the amount of Ps.50 million (nominal value) for the repurchase of shares. We increased our reserve for share repurchases in our stockholders' equity account to Ps.150 million (nominal value) in April 1998, and to Ps.1.5 billion (nominal value) in September 1998. We may repurchase our shares on the Mexican Stock Exchange at prevailing prices to the extent of funds remaining in this reserve account. Any shares so repurchased will not be deemed to be outstanding for purposes of calculating any quorum or voting at a shareholders' meeting during the period in which we own such shares. As of December 31, 1999, 15,420,000 shares had been repurchased. There have not been any repurchases since 1999.

         Our 5% convertible subordinated debentures, which had been listed on the NYSE since March 1, 1994, matured and were paid at maturity on March 15, 2004.

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

         The Mexican Stock Exchange is one of Latin America's largest exchanges in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets, and therefore subject to greater volatility.

         As of December 31, 2003, 158 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange with a market capitalization of U.S.$122.5 billion. In 2003, the ten most actively traded equity issues (excluding banks) represented approximately 71% of the total volume of equity issues traded on the Mexican Stock Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors. There is no formal over-the-counter market for securities in Mexico. The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.

LIMITATIONS AFFECTING ADS HOLDERS

         Each share entitles the holder thereof to one vote at any of our shareholders' meetings. Holders of CPOs are not entitled to vote the shares underlying such CPOs. Such voting rights are exercisable only by the CPO trustee, which is required to vote all such shares in the same manner as the holders of a majority of the shares that are not held in the CPO trust and that are voted at the relevant meeting.

         Whenever a shareholders' meeting approves a change of corporate purpose, change of nationality or restructuring from one type of corporate form to another, any shareholder who has voted against such change or restructuring has the right to withdraw from us and receive an amount equal to the book value of its shares (in accordance with our latest balance sheet approved by the annual ordinary general meeting), provided such shareholder exercises its right to withdraw during the 15-day period following the meeting at which such change or restructuring was approved. Because the CPO trustee is required to vote the shares held in the CPO trust in the same manner as the holders of a majority of the shares that are not held in the CPO trust and that are voted at the relevant meeting, appraisal rights will not be available to holders of CPOs.

         Under Article 201 of the Mexican General Corporate Law, holders of at least 33% of our outstanding shares may have any resolution adopted by a shareholders' meeting suspended by filing a complaint with a court of law within 15 days after the close of the meeting at which such action was taken by stating that the challenged action violates Mexican law or our corporate charter. To be entitled to relief, the holder (or the CPO trustee, in the case of CPO and ADS holders) must not have attended the meeting or, if such holder attended, must have voted against the challenged action. Such relief will not be available to holders of CPOs or ADSs.

ITEM 10. ADDITIONAL INFORMATION

                    MEMORANDUM AND ARTICLES OF INCORPORATION

         Set forth below is a brief summary of certain significant provisions of our bylaws and Mexican law. This description does not purport to be complete and is qualified by reference to our bylaws, which have been filed as an exhibit to this annual report. For a description of the provisions of our bylaws relating to our board of directors and statutory auditors, see "Item 6. Directors, Senior Management and Employees."

ORGANIZATION AND REGISTER

         We are a sociedad anonima de capital variable organized in Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles). We were registered in the Public Registry of Commerce of Mexico City on July 25, 1979, under folio number 8723.

VOTING RIGHTS

         Each share entitles the holder thereof to one vote at any meeting of our shareholders. Holders of CPOs are not entitled to vote the shares underlying such CPOs. Such voting rights are exercisable only by the CPO trustee, which is required to vote all such shares in the same manner as the holders of a majority of the shares that are not held in the CPO trust and that are voted at the relevant meeting. ADR holders are entitled only to the rights of CPO holders and thus are not entitled to exercise any voting rights with respect to the shares or to attend our stockholders' meetings.

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

SHAREHOLDERS' MEETINGS

         General shareholders' meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican Companies Law, including, principally, amendments of the bylaws, liquidation, merger and transformation from one type of company to another. General meetings called to consider all other matters are ordinary meetings.

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

         Shareholders' meetings may be called by our board of directors or a statutory auditor and must be called by our board of directors or a statutory auditor upon the written request of holders of at least 10% of our outstanding share capital. In addition, our board of directors or a statutory auditor shall call a shareholders' meeting at the written request of any shareholder if no shareholders' meeting has been held for two consecutive years or if the shareholders' meetings held during such period have not considered the preceding year's board of director's report and our financial statements and the distribution of profits or elected directors or a statutory auditor. Notice of meetings must be published in a major newspaper in Mexico City. Meetings must be held in Mexico City. A shareholder may be represented at a shareholders' meeting by a proxy.

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

         Holders of CPOs are entitled to receive the economic benefits corresponding to the shares underlying the CPOs, at the time that we declare and pay dividends or make distributions to stockholders, and to receive the proceeds of the sale of such shares at the termination of the CPO trust agreement. The CPO trustee will distribute cash dividends and other cash distributions received by it in respect of the shares held in the CPO trust to the holders of the CPOs in proportion to their respective holdings, in each case in the same currency in which they were received dividends paid with respect to shares underlying the CPOs will be distributed to the holders (including the depositary) on the business day on which the funds are received by Indeval on behalf of the CPO trustee.

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

         If we offer or cause to be offered to the holders of shares the right to subscribe for additional shares, subject to applicable law, the CPO trustee will offer to each holder of CPOs the right to instruct the CPO trustee to subscribe for such holder's proportionate share of such additional shares (subject to such holder's providing the CPO trustee with the funds necessary to subscribe for such additional shares). Neither the CPO trustee nor we are obligated to register such rights, or the related shares, under the Securities Act. If the offering of rights is possible, under applicable law and without registration under the Securities Act or otherwise, and CPO holders provide the CPO trustee with the necessary funds, the CPO trustee will subscribe for the corresponding number of shares, which will be placed in the CPO trust, and deliver additional CPOs through Indeval in respect of such shares to the applicable CPO holders pursuant to the CPO deed or, to the extent possible, pursuant to a new CPO deed.

         According to Mexican law, dividends or other distributions and the proceeds from the sale of the shares held in the CPO trust that are not received or claimed by a CPO holder within three years from the receipt of such dividends or distributions or ten years from such sale will become the property of the estate of the Mexican Ministry of Health.

         The Bank of New York as depository, is required to convert, as soon as possible, into U.S. dollars, to the United States, all cash dividends and other cash distributions denominated in Mexican pesos (or any other currency other than U.S. dollars) that it receives in respect of the deposited CPOs, and to distribute the amount received to the holders of ADRs in proportion to the number ADSs evidenced by such holder's ADRs without regard to any distinctions among holders on account of exchange restrictions or the date of deliver of any ADR or ADRs or otherwise. The amount distributed will be reduced by any amounts to be withheld by us., the CPO trustee, the depositary, including amounts on account of any applicable taxes and certain other expenses. If the depositary determines that in its judgment any currency other than U.S. dollars received by it cannot be so converted on a reasonable basis and transferred, the depositary may distribute such foreign currency received by it or in its discretion hold such foreign currency (without liability for interest) for the respective accounts of the ADR holders entitled to receive the same.

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

         In the event of a capital increase, each holder of existing shares has a preferential right to subscribe for a sufficient number of new shares to maintain the holder's existing proportionate holding of shares. Pre-emptive rights must be exercised within 15 days after publication of a notice of the capital increase in the Official Gazette of the Federation (Diario Oficial de la Federacion) or they will lapse. Pre-emptive rights may not be waived in advance by a shareholder except under limited instances, and cannot be represented by an instrument that is negotiable separately from the corresponding share. Shares issued by us in connection with an increase in its variable capital, with respect to which pre-emptive rights have not been exercised, may be sold by us on terms previously approved by the shareholders' meeting or the board of directors, but in no event below the price at which they had been offered to shareholders.

         Holders of CPOs or ADSs that are U.S. persons or are located in the United States may be restricted in their ability to participate in the exercise of such pre-emptive rights.

LIMITATIONS ON SHARE OWNERSHIP

         Our bylaws prohibit ownership of the shares by foreign investors. Any acquisition of shares in violation of such provision would be null and void under Mexican law and such shares would be canceled and our share capital accordingly reduced. Non-Mexican nationals may, however, hold financial interests in shares through the CPOs issued under the CPO trust.

OTHER PROVISIONS

DURATION

         Our existence continues until June 1, 2078, but may be extended by resolution of an extraordinary general meeting of shareholders.

CONFLICT OF INTEREST

         A shareholder that votes on a business transaction in which the shareholder's interest conflicts with our interest may be liable for damages, but only if the transaction would not have been approved without the vote of such shareholder.

APPRAISAL RIGHTS

         Whenever a shareholders' meeting approves a change of corporate purpose, change of nationality or restructuring from one type of corporate form to another, any shareholder who has voted against such change or restructuring has the right to withdraw and receive an amount equal to the book value of its shares (in accordance with the latest balance sheet approved by the annual ordinary general meeting), provided such shareholder exercises its right to withdraw during the 15 day period following the meeting at which such change or restructuring was approved. Because the CPO trustee is required to vote the shares held in the CPO trust in the same manner as the holders of a majority of the shares that are not held in the CPO trust and that are voted at the relevant meeting, appraisal rights will not be available to holder of CPOs.

PURCHASE BY THE COMPANY OF ITS SHARES

         We may purchase shares for cancellation pursuant to a decision of our extraordinary general meeting of shareholders. We may also repurchase shares on the Mexican Stock Exchange at the then prevailing market prices. Any such repurchase must be approved by our board of directors, and must be paid for using shareholders' equity. If, however, the repurchased shares will be converted into treasury shares, we may allocate our capital toward such repurchases. The corporate rights corresponding to such repurchased shares may not be exercised during the period in which such shares are owned by us, and such shares will not be deemed to be outstanding for purposes of calculating any quorum or vote at a shareholders' meeting during such period. The repurchased shares (including any received as dividends) must be resold on the Mexican Stock Exchange.

PURCHASE OF SHARES BY SUBSIDIARIES OF THE COMPANY

         Companies or other entities controlled by us may not purchase, directly or indirectly, shares or shares of companies or entities that are our shareholders.

RIGHTS OF SHAREHOLDERS

         The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The substantive law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders cannot challenge corporate action taken at a shareholders' meeting unless they meet certain procedural requirement, as described above under "Shareholders' Meetings."

         As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

         In addition, under the U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules, the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from certain of the corporate governance requirements of the NYSE.

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

                                EXCHANGE CONTROLS

         Mexico has had free market for foreign exchange since 1991 and the government has allowed the Mexican peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See "Item 3. Key Information -- Exchange Rates."

                                    TAXATION

         The following summary contains a description of the principal U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of CPOs or ADSs by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the CPOs or ADSs (a "U.S. holder"), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase CPOs or ADSs. In particular, the summary deals only with U.S. holders that will hold CPOs or ADSs as capital assets and does not address the tax treatment of U.S. holders that own (or are deemed to own) 10% or more of our voting shares or that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, persons that will hold CPOs or ADSs as a position in a "straddle" for tax purposes and persons that have a "functional currency" other than the U.S. dollar.

         The summary is based on tax laws of the United States and Mexico as in effect on the date of this annual report, including the provisions of the income tax treaty between the United States and Mexico, or the Tax Treaty, which are subject to change. Holders of CPOs or ADSs should consult their own tax advisers as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of CPOs or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

         For purposes of this summary, the term "non-resident holder" shall mean a holder that is not a resident of Mexico and that will not hold CPOs or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico.

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

U.S. TAX CONSIDERATIONS

         The gross amount of any dividends paid with respect to the shares represented by ADSs or CPOs generally will be includible in the gross income of a U.S. holder on the day on which the dividends are received by the CPO trustee (which will be the same date as the date of receipt by the Depositary) and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the CPO trustee. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC, foreign personal holding company, or FPHC or foreign investment company, or FIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for our 2004 taxable year.

         Based on existing guidance, it is not entirely clear whether dividends received with respect to the ordinary shares will be treated as qualified dividends, because the ordinary shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or ordinary stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and ordinary shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

         Dividends generally will constitute foreign source "passive income" or, in the case of certain U.S. holders, "financial services income" for U.S. foreign tax credit purposes.

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

         Gain on the sale of CPOs by a non-resident holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or an approved securities market located in a country that has a tax treaty with Mexico; provided that certain requirements set forth by the Mexican income tax law are complied with. If these requirements are not met, the gain on the sale of CPOs or shares by a non-resident holder entity will be subject to a 5% Mexican withholding tax on the price obtained without any deductions allowed, if the transaction is carried out through the Mexican Stock Exchange and provided certain requirements set forth by the Mexican income tax law are complied with. Alternatively, the non-resident holder can choose to be subject to a 20% withholding rate on the gain obtained which gain should be calculated pursuant to Mexican income tax law provisions.

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

U.S. TAX CONSIDERATIONS

         Gain or loss realized by a U.S. holder on the sale or other disposition of ADSs or CPOs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder's tax basis in the ADSs or the CPOs. Gain or loss realized by a U.S. holder on such sale, redemption or other disposition generally will be long-term capital gain or loss if, at the time of the disposition, the ADSs or the CPOs have been held for more than one year. The net amount of long-term capital gain recognized by an individual is taxed at reduced rate of tax. Deposits and withdrawals of CPOs by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

         A non-U.S. holder of CPOs or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of CPOs or ADSs, unless:

         - such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States, or

         - in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

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

                              DOCUMENTS ON DISPLAY

         The materials included in this annual report on Form 20-F, and exhibits thereto, may be inspected and copied at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Securities and Exchange Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us. The reports and information statements and other information about us can be downloaded from the Securities and Exchange Commission's website.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We are exposed to market risk from changes in currency exchange rates and interest rates. From time to time, we assess our exposure and monitor our opportunities to manage these risks. In 2000, we entered into a forward contract for U.S.$60 million to cover the exchange risk on our medium term notes that matured in May 2001. In 2003, we did not use any derivative instruments to hedge market risks from changes in currency exchange rates and interest rates. We monitor our revenue and debt composition and perform market analysis to anticipate any interest rate changes.

INTEREST RATE RISK

         Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2003 we had outstanding approximately Ps.5,293 million of indebtedness, of which 20% bore interest at fixed interest rates, 77% bore interest at floating rates of interest and 3% was denominated in UDIs. At December 31, 2002, we had outstanding approximately Ps.5,514 million of indebtedness, of which approximately 55% bore interest at fixed interest rates, approximately 42% bore interest at floating rates of interest and approximately 3% was denominated in UDIs. The interest rate on our variable rate debt is determined by reference to the London inter-bank offered rate and the TIIE. Our UDI-denominated indebtedness bears interest at a fixed rate, although the amount of the borrowing is periodically revalued in accordance with Mexican inflation.

FOREIGN CURRENCY RISK

         Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the dollar. In 2003, approximately 69% of our consolidated revenues were denominated in foreign currencies. We estimate that approximately 34% of our consolidated costs and expenses are denominated in Mexican pesos. As of December 31, 2003 and 2002, approximately 92% and 43%, respectively, of our construction backlog was denominated in foreign currencies and approximately 69% and 18%, respectively, of our accounts receivable were denominated in foreign currencies. In addition, as of December 31, 2003 and 2002, approximately 59% and 47%, respectively, of our indebtedness was denominated in foreign currencies, and approximately 71% and 68%, respectively, of our foreign currency denominated revenues, costs and expenses are denominated in U.S. dollars. As of December 31, 2003 and 2002, approximately 30% and 66%, respectively, of our consolidated financial assets were denominated in foreign currencies, with the balance denominated in Mexican pesos. Decreases in the value of the Mexican peso relative to the dollar will increase the cost in Mexican pesos of our foreign currency denominated costs and expenses and of the debt service obligations with respect to our foreign currency denominated indebtedness. A depreciation of the Mexican peso relative to the dollar will also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased. We do not have any financial instruments in place to hedge for foreign currency risk.

SENSITIVITY ANALYSIS DISCLOSURE

         In 2003 and 2002, a hypothetical, instantaneous and unfavorable 10% change in currency exchange rate would have resulted in additional interest expense of approximately Ps.17 million per year and Ps.14 million per year, respectively. Such a change would have also resulted in an estimated foreign exchange loss of approximately Ps.124 million and Ps.259, respectively, reflecting the increased value in Mexican pesos of our foreign currency denominated indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% fluctuation in exchange rates affecting the foreign currencies in which our indebtedness is denominated.

         A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial assets and liabilities held at December 31, 2003 and December 31, 2002 would have resulted in additional net financing expense of approximately Ps.34 million per year and Ps.23 million per year, respectively. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

         We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2003 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

         There has been no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

         Our board of directors has determined that Mr. Juan Claudio Salles Manuel, a member of our audit committee, qualifies as an "audit committee financial expert" and as independent within the meaning of this Item 16A.

ITEM 16B. CODE OF ETHICS

         We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions as well as to our directors and other officers/employees. Our code of ethics is filed as an exhibit to this Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT AND NON-AUDIT FEES

         The following table sets forth the fees billed to us by our principal accounting firm Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte & Touche Tohmatsu, and its affiliates, which we collectively refer to as Deloitte & Touche, during the fiscal years ended December 31, 2002 and 2003:

                                                                            TOTAL FEES
                                                                   ---------------------------
                                                                        AS OF DECEMBER 31,
                                                                   ---------------------------
                                                                     2003               2002
                                                                   --------             ------
                                                                   (MILLIONS OF MEXICAN PESOS)
FEES
    Audit fees.............................................        Ps. 16.7           Ps. 13.8
    Audit-related fees.....................................              --                 --
    Tax fees...............................................             0.3                1.4
    All other fees.........................................              --                 --
                                                                   --------           --------
        Total..............................................        Ps. 17.0           Ps. 15.2
                                                                   ========           ========

         Audit fees in the above table are the aggregate fees billed by Deloitte & Touche in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial statements, the review of the financial statements of certain subsidiaries and other statutory audit reports.

         The increase in audit fees in 2003 is primarily attributable to an increase in fees associated with Deloitte & Touche's review of an offering memorandum in connection with the financing of the El Cajon hydroelectric project and for the review of social security reports for certain Mexican subsidiaries.

         Tax fees in 2003 were related to services for tax compliance, tax planning and tax advice.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

         Our audit committee approves all audit, audit-related services, tax services and other services provided by Deloitte & Touche. Any services provided by Deloitte & Touche that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In 2003, none of the fees paid to Deloitte & Touche were approved pursuant to the de minimus exception.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

         Not applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

         The Registrant has responded to Item 18 in lieu of this Item.

ITEM 18. FINANCIAL STATEMENTS

         Reference is made to pages F-1 to F-77 of this annual report.

ITEM 19. EXHIBITS

         1.1 Amended and restated bylaws (estatutos sociales) of Empresas ICA Sociedad Controladora, S.A. de C.V. (English translation)

         2.1 Credit Agreement dated February 26, 2004, between Constructora Internacional de Infraestructura, S.A. de C.V., as Borrower and West LB AG, New York Branch, as Facility Administrative Agent.

         2.2 Common Agreement dated February 26, 2004, between Constructora Internacional de Infraestructura, S.A. de C.V., as Borrower, West LB AG, New York Branch, as Intercreditor Agent and Facility Administrative Agent, Citibank, N.A., as Note Trustee, Banco Santander Central Hispano, S.A., New York Branch, as Offshore Collateral Agent and Banco Santander Mexicano, S.A., as Onshore Collateral Agent.

         2.3 Sponsor Guarantee Agreement dated February 26, 2004 by Empresas ICA, Sociedad Controladora, S.A. de C.V., in favor of Banco Santander Central Hispano, S.A., New York Branch, as Offshore Collateral Agent for the benefit of the Secured Parties under the Common Agreement.

         2.4 Mexican Stock Pledge Agreement dated as of February 26, 2004 by and among Promotora E Inversora Adisa, S.A. de C.V., La Peninsular Compania Constructora, S.A. de C.V. and Ingenieros Civiles Asociados. S.A. de C.V., as Pledgors and Banco Santander Mexicano, S.A., as Onshore Collateral Agent on behalf and for the benefit of the Secured Parties, as Pledgee, with the appearance of Constructora Internacional de Infraestructura, S.A. de C.V.

         2.5 Borrower Pledge Agreement dated February 26, 2004 by and between Constructora Internacional de Infraestructura, S.A. de C.V., as Pledgor, and Banco Santander Mexicano, S.A., as Onshore Collateral Agent on behalf and for the benefit of the Secured Parties, as Pledgee.

         2.6 Depositary Agreement dated February 26, 2004, between Constructora Internacional de Infraestructura, S.A. de C.V., as Borrower, West LB AG, New York Branch, as Facility Administrative Agent, Citibank, N.A., as Note Trustee, Banco Santander Central Hispano, S.A., New York Branch, as Offshore Depositary Bank, and Banco Santander Mexicano, S.A., as Onshore Collateral Agent.

         2.7 Security Agreement dated February 26, 2004 made by Constructora Internacional de Infraestructura, S.A. de C.V. to Banco Santander Central Hispano, S.A., New York Branch, as Offshore Collateral Agent.

         2.8 Note Indenture dated February 26, 2004 between Constructora Internacional de Infraestructura, S.A. de C.V., as Issuer and Citibank, N.A., as Note Trustee.

         2.9 Noteholder Depositary Agreement dated February 26, 2004 among Constructora Internacional de Infraestructura, S.A. de C.V., as Issuer, Citibank, N.A., as Note Trustee, and Citibank, N.A., as Noteholder Depositary Bank.

         2.10 Noteholder Security Agreement dated February 26, 2004 made by Constructora Internacional de Infraestructura, S.A. de C.V., as Issuer and Citibank, N.A., as Note Trustee.

         3.1 Management Trust Agreement dated April 8, 1992, as amended on April 30, 2000 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000) (File No. 1-11080).

         3.2 CPO Trust Agreement dated May 28, 1997 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 1996) (File No. 1-11080).

         4.1 Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2002).

         4.2 First Clarification Memorandum, dated July 17, 2003, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation).

         4.3 Second Clarification Memorandum, dated October 8, 2003, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation).

         4.4 First Amendment, dated July 4, 2003, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de
                  Infraestructura, S.A. de C.V. (English translation).

         4.5 Second Amendment, dated September 10, 2003, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation).

         8.1      Significant subsidiaries.

         11.1     Code of ethics (English translation).

         12.1     Certification under Section 302 of the Sarbanes-Oxley Act of
                  2002.

         12.2     Certification under Section 302 of the Sarbanes-Oxley Act of
                  2002.

         13.1     Certification under Section 906 of the Sarbanes-Oxley
                  Act of 2002.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        Empresas ICA Sociedad Controladora, S.A.
                                           de C.V.

                                        By: /s/ Jose Luis Guerrero Alvarez
                                            ------------------------------------
                                            Name: Jose Luis Guerrero Alvarez
                                            Title: Chief Financial Officer

Date: June 30, 2004


                                                 INDEX TO FINANCIAL STATEMENTS

            Consolidated Financial Statements of Empresas ICA Sociedad Controladora, S.A. de C.V. and Subsidiaries:



 Reports of Independent Registered Public Accounting Firms............................................  F-2

 Consolidated Balance Sheets as of December 31, 2003 and 2002.........................................  F-4

 Consolidated Statements of Operations for the Years Ended December 31, 2003, 2002 and 2001...........  F-5

 Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2003,
 2002 and 2001.......................................................................................   F-6

 Consolidated Statements of Changes in Financial Position for the Years Ended December 31, 2003,
 2002 and 2001.......................................................................................   F-8

 Notes to Consolidated Financial Statements...........................................................  F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Stockholders of Empresas ICA Sociedad Controladora, S. A. de C. V.:


     We have audited the accompanying consolidated balance sheets of Empresas ICA Sociedad Controladora, S. A. de C. V. and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity and changes in financial position for the years ended December 31, 2003, 2002 and 2001 (all expressed in thousands of Mexican pesos). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We did not audit the financial statements of ICA Fluor Daniel, S. de R.L. de C.V., which statements reflect total assets constituting 19% and 17%, respectively, of consolidated total assets on a basis of accounting principles generally accepted in both Mexico and the United States of America as of December 31, 2003 and 2002, and total revenues constituting 41%, 43% and 40%, respectively, of consolidated total revenues on a basis of accounting principles generally accepted in both Mexico and the United States of America, for the years ended December 31, 2003, 2002 and 2001. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such companies, is based solely on the reports of such other auditors.


     We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.


     In our opinion, based on our audits and the reports of the other auditors referred to in the second paragraph, such consolidated financial statements present fairly, in all material respects, the financial position of Empresas ICA Sociedad Controladora, S. A. de C. V. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations, changes in their stockholders' equity and changes in their financial positions for the years ended December 31, 2003, 2002 and 2001, in conformity with accounting principles generally accepted in Mexico.


     Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.


     Our audits also comprehended the translation of the Mexico peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.




Galaz, Yamazaki, Ruiz Urquiza, S.C.
A member firm of Deloitte Touche Tohmatsu
C.P.C. Arturo Garcia Chavez

Mexico City, Mexico April 2, 2004,except for Note 32 as to which the date is June 20, 2004.

REPORT OF INDEPENDENT AUDITORS
To the Partners of
ICA Fluor Daniel, S. de R.L. de C.V.


     We have audited the consolidated balance sheets of ICA Fluor Daniel, S. de R.L. de C.V. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in net worth and changes in financial position for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in Mexico and in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ICA Fluor Daniel, S. de R.L. de C.V. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of its operations, changes in its net worth and changes in its financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from accounting principles generally accepted in the United States (see Note 14).


Mancera, S.C.
A Member Practice of Ernst & Young Global



Alberto del Castillo




Mexico City, Mexico February 13, 2004, except for Note 14 as to which the date is June 20, 2004

        EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

          (Thousands of constant Mexican pesos as of December 31, 2003)

                                                                     Millions of
                                                                    U.S. dollars
                                                                    (Convenience
                                                                    Translation)                     December 31,
                                                                    December 31,     -----------------------------------------
                                                                        2003                2003                   2002
                                                                  ----------------   ------------------     ------------------
ASSETS
Cash and cash equivalents (Note 4) ...........................    $            334   Ps.      3,751,834     Ps.      3,146,462
Trade receivables, net of allowance for doubtful accounts of
   Ps.56,224 (2003) and Ps. 56,619(2002) (Note 5) ............                  21              230,658                267,615
Contract receivables, net (Note 5) ...........................                  97            1,093,489              1,183,382
Cost and estimated earnings (loss) in excess of billings on
   uncompleted contracts (Note 6) ............................                  72              808,053                447,495
Other receivables (Note 9) ...................................                  55              622,043                659,875
Inventories (Note 10) ........................................                  21              235,423                188,161
Real estate inventories (Note 11) ............................                 102            1,147,447              1,286,046
Other current assets .........................................                  17              190,474                121,824
                                                                  ----------------   ------------------     ------------------
   Current assets ............................................                 719            8,079,421              7,300,860
Non current receivables ......................................                  19              216,669                418,662
Contract receivables for El Cajon hydroelectric plant (Note 7)                  78              872,171                     --
Real estate inventories (Note 11) ............................                   6               62,535                     --
Investment in concessions (Note 12) ..........................                 295            3,312,938              3,797,522
Investment in affiliated companies (Note 13) .................                  69              776,514                995,034
Deferred income taxes and employee statutory
   profit-sharing(Note
   20) .......................................................                  84              948,431              1,334,651
Property, plant and equipment, net (Notes 14 and 18) .........                 117            1,319,600              1,441,535
Other assets .................................................                  30              333,752                141,400
                                                                  ----------------   ------------------     ------------------
   Total assets ..............................................    $          1,417   Ps.     15,922,031     Ps.     15,429,664
                                                                  ================   ==================     ==================
LIABILITIES
Notes payable (Note 15) ......................................    $             67   Ps.        753,868     Ps.        897,403
Current portion of long-term debt (Note 18) ..................                 118            1,323,372                346,545
Trade accounts payable .......................................                 102            1,151,392              1,131,405
Income taxes, asset tax and employee statutory
   profit sharing payable ....................................                   2               20,544                214,391
Other current liabilities (Note 16) ..........................                 235            2,706,552              2,332,132
Provisions (Note 17) .........................................                  37              353,017                722,683
Advances from customers ......................................                  62              702,619                982,760
                                                                  ----------------   ------------------     ------------------
   Current liabilities .......................................                 623            7,011,364              6,627,319
Long-term debt (Note 18) .....................................                 206            2,306,328              4,269,584
Long-term debt for the construction of the El Cajon
 hydroelectric plant (Notes 7, 18 and 31) ....................                  81              910,242                     --
                                                                  ----------------   ------------------     ------------------
 Other long-term liabilities .................................                  33              363,047                343,867
                                                                  ----------------   ------------------     ------------------
   Total liabilities .........................................                 943           10,590,981             11,240,770
                                                                  ----------------   ------------------     ------------------
COMMITMENTS AND CONTINGENCIES (Note 21)

STOCKHOLDERS' EQUITY (Note 22)

Common stock: no par, 1,682,389,166 and 621,561,433 shares
issued and outstanding (2003 and 2002) .......................                 250            2,808,250                686,928
Restatement of common stock ..................................                  79              889,128                964,618
Additional paid-in capital ...................................                 404            4,543,920              4,864,104
Reserve for repurchase of shares .............................                 127            1,433,229              1,433,229
Accumulated deficit ..........................................                (398)          (4,478,848)            (3,504,010)
Insufficiency from restatement of capital ....................                 (25)            (285,659)              (421,663)
                                                                  ----------------   ------------------     ------------------
   Majority stockholders'equity ..............................                 437            4,910,020              4,023,206
Minority interest in consolidated subsidiaries (Note 23) .....                  37              421,030                165,688
                                                                  ----------------   ------------------     ------------------
   Total stockholders'equity  ................................                 474            5,331,050              4,188,894
                                                                  ----------------   ------------------     ------------------
   Total liabilities and stockholders'equity  ................    $          1,417   Ps.     15,922,031     Ps.     15,429,664
                                                                  ================   ==================     ==================

      The accompanying notes are an integral part of these consolidated financial statements.

        EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (Thousands of constant Mexican pesos as of December 31, 2003, except for share data)

                                            Millions of U.S.
                                                dollars
                                              (Convenience
                                              Translation)
                                               Year Ended                    Year Ended December 31,
                                              December 31,     ----------------------------------------------
                                                  2003              2003            2002            2001
                                            ----------------   --------------  --------------  --------------
Revenues:
 Construction.............................  $            728   Ps.  8,179,472  Ps.  6,869,910  Ps.  8,719,745
 Real estate and concessions..............               113        1,274,992       1,609,802       1,673,691
 Other....................................                 9          100,403         218,482         308,251
                                            ----------------   --------------  --------------  --------------
  Total revenues..........................               850        9,554,867       8,698,194      10,701,687
                                            ----------------   --------------  --------------  --------------
Costs:
Construction..............................               664        7,463,986       6,086,781       8,482,946
Real estate and concessions...............                94        1,052,491       1,221,715       1,194,920
Other.....................................                 7           82,741         170,985         293,110
                                            ----------------   --------------  --------------  --------------
 Total costs..............................               765        8,599,218       7,479,481       9,970,976
                                            ----------------   --------------  --------------  --------------
Gross profit..............................                85          955,649       1,218,713         730,711
Selling, general and administrative
   expenses...............................                81          914,504       1,055,978       1,578,766
                                            ----------------   --------------  --------------  --------------
Operating income (loss)...................                 4           41,145         162,735        (848,055)
                                            ----------------   --------------  --------------  --------------
Financing cost, net:
 Interest expense.........................                47          533,726         623,080       1,108,209
 Interest income..........................               (12)        (139,177)       (180,350)       (450,774)
 Exchange loss (gain), net................                 6           63,621         168,523         (20,898)
 Gain from monetary position..............                (8)         (86,610)       (136,577)        (77,478)
                                            ----------------   --------------  --------------  --------------
                                                          33          371,560         474,676         559,059
Other expense, net (Note 25)..............                24          274,667         235,989       3,293,627
                                            ----------------   --------------  --------------  --------------
Loss from continuing operations before                   (53)        (605,082)       (547,930)     (4,700,741)
   income tax and employee statutory
   profit sharing.........................
Income tax expense (Note 20)..............                30          331,610         562,260         236,194
Employee statutory profit sharing
   expense (benefit) (Note 20)............                --            3,189          52,319         (24,844)
                                            ----------------   --------------  --------------  --------------
Loss from continuing operations before                   (83)        (939,881)     (1,162,509)     (4,912,091)
   share in net loss of affiliated
   companies..............................
Share in loss of affiliated companies
   (Note 13)..............................               (15)        (166,975)       (137,179)        (61,048)
                                            ----------------   --------------  --------------  --------------
 Loss from continuing operations (Note 28)               (98)      (1,106,856)     (1,299,688)     (4,973,139)
   Income from discontinued operations....                --               --              --         284,852
                                            ----------------   --------------  --------------  --------------
Consolidated net loss.....................  $            (98)  Ps. (1,106,856) Ps. (1,299,688) Ps. (4,688,287)
                                            ================   ==============  ==============  ==============

Net loss of majority interest.............               (95)  Ps. (1,069,427) Ps. (1,441,271) Ps. (4,893,159)
Net (loss) income of minority
   interest...............................                (3)         (37,429)        141,583         204,872
                                            ----------------   --------------  --------------  --------------
Consolidated net loss.....................  $            (98)  Ps. (1,106,856) Ps. (1,299,688) Ps. (4,688,287)
                                            ================   ==============  ==============  ==============
Earnings per share:
   Loss of majority interest from
     continuing operations................  $          (0.14)  Ps.      (1.54) Ps.      (2.32) Ps.      (8.33)
   Income of majority interest from
     discontinued operations..............                --               --              --            0.46
   Net loss of majority interest..........             (0.14)           (1.54)          (2.32)          (7.87)
   Weighted average shares outstanding
     (000's)..............................           694,509          694,509         621,561         621,561

      The accompanying notes are an integral part of these consolidated financial statements.

        EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
     (Thousands of constant Mexican pesos as of December 31, 2003)(Note 22)

                                                                       Common Stock Amount
                                      ---------------------------------------------------------------------------------------
                                                                                               Additional        Reserve for
                                                                                                 Paid-in        Repurchase of
                                           Shares            Value           Restatement         Capital           Shares
                                      ---------------    --------------    --------------    --------------    --------------
Balance at January 1, 2001                621,561,433    Ps.    686,928    Ps.  2,806,693    Ps.  4,879,468    Ps.  1,433,229

   Restatement factor effect........               --                --            51,273            71,610                --
   Application of losses from prior
     years..........................               --                --        (1,863,815)               --                --
   Decrease in minority interest....               --                --                --                --                --
   Comprehensive loss...............               --                --                                  --                --
                                      ---------------    --------------    --------------    --------------    --------------
Balance at December 31, 2001.......       621,561,433           686,928           994,151         4,951,078         1,433,229

   Restatement factor effect........               --                --           (29,533)          (86,974)               --
   Decrease in minority interest....               --                --                --                --                --
   Comprehensive loss...............               --                --                --                --                --
                                      ---------------    --------------    --------------    --------------    --------------
Balance at December 31, 2002........      621,561,433           686,928           964,618         4,864,104         1,433,229

   Restatement factor effect........               --                --           (75,490)         (222,332)               --
   Decrease in minority interest....               --                --                --                --                --
   Issuance of common stock.........    1,060,827,733         2,121,322                --           (97,852)               --
   Comprehensive loss...............               --                --                --                --                --
                                      ---------------    --------------    --------------    --------------    --------------
Balance at December 31, 2003........    1,682,389,166    Ps.  2,808,250    Ps.    889,128    Ps.  4,543,920    Ps.  1,433,229
                                      ===============    ==============    ==============    ==============    ==============

      The accompanying notes are an integral part of these consolidated financial statements.

        EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
     (Thousands of constant Mexican pesos as of December 31, 2003)(Note 22)

                                       (Accumulated        Cumulative       Insufficiency       Minority
                                          Deficit)          Effect of           From           Interest in          Total
                                          Retained          Deferred       Restatement of      Consolidated     Stockholders'
                                          Earnings         Income Tax          Capital         Subsidiaries        Equity
                                      ---------------    --------------    --------------    --------------    --------------
Balance at January 1, 2001..........  $     1,331,878    Ps.    (11,369)   Ps.   (288,396)   Ps.  1,139,643    Ps. 11,978,074

   Restatement factor effect........           40,580              (167)           (4,233)           16,725           175,788
   Application of losses from
     prior years....................        1,446,706            11,536           405,573                --                --
   Decrease in minority interest                   --                --                --        (1,148,539)       (1,148,539)
   Comprehensive loss...............       (4,893,159)               --          (407,413)          164,369        (5,136,203)
                                      ---------------    --------------    --------------    --------------    --------------
Balance at December 31, 2001........       (2,073,995)               --          (294,469)          172,198         5,869,120

   Restatement factor effect........           11,256                --             5,173            (3,023)         (103,101)
   Decrease in minority interest....               --                --                --          (143,423)         (143,423)
   Comprehensive loss...............       (1,441,271)               --          (132,367)          139,936        (1,433,702)
                                      ---------------    --------------    --------------    --------------    --------------
Balance at December 31, 2002........       (3,504,010)               --          (421,663)          165,688         4,188,894

   Restatement factor effect........           94,589                --            19,274           (7,573)          (191,532)
   Increase in minority interest....               --                --                --           264,447           264,447
   Issuance of common stock.........               --                --                --                --         2,023,470
   Comprehensive loss...............       (1,069,427)               --           116,730            (1,532)         (954,229)
                                      ---------------    --------------    --------------    --------------    --------------
Balance at December 31, 2003.....     $    (4,478,848)   Ps.         --    Ps.   (285,659)   Ps.    421,030    Ps.  5,331,050
                                      ===============    ==============    ==============    ==============    ==============

      The accompanying notes are an integral part of these consolidated financial statements.

        EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
          (Thousands of constant Mexican pesos as of December 31, 2003)

                                                      Millions of
                                              U.S. dollars (Convenience
                                                     Translation)
                                                     Year Ended                 Year Ended December 31,
                                                     December 31,           -------------------------------
                                                 2003           2003             2002             2001
                                            -------------  --------------   --------------   --------------
OPERATING ACTIVITIES:
Loss from continuing operations...........  $         (98) Ps. (1,106,856)  Ps. (1,299,688)  Ps. (4,973,139)
Add (deduct) non cash items:
Depreciation and amortization.............             49         551,510          446,151        1,345,514
Deferred income tax expense (benefit).....             37         413,138          381,864         (130,550)
Loss (gain) on sale of property, plant
   and equipment and concessions..........             --           2,421             (200)         178,158
Asset impairment adjustment...............             (2)        (19,326)              --        2,662,347
Share in net loss of affiliated
  companies, (net of dividends received
  in 2003 and 2001).......................             16         181,974          137,179          139,781
Loss (gain) on sale of investments in
shares....................................              9          98,182          126,104         (303,677)
Reduction in seniority premiums and
   severance payment liabilities..........              9          96,817           23,463           57,712
Gain on early extinguishments of debt.....             --              --         (248,959)        (163,083)
Increase (decrease) in provisions for
   long-term liabilities..................              3          31,217          (16,617)          56,336
                                            -------------  --------------   --------------   --------------
                                                       23         249,077         (450,703)      (1,130,601)
Trade receivables.........................              2          26,585          201,724         (125,513)
Contract receivables......................              8          89,893         (480,904)         949,599
Cost and estimated earnings (loss) in
 excess of billing on uncompleted
 contracts................................            (32)       (360,558)         797,087          279,330
Contract receivables of hydroelectric
 plant....................................            (78)       (872,171)              --               --
Advances from customers...................            (25)       (280,128)           3,096          222,729
Other receivables.........................             13         149,024          781,775          502,242
Inventories...............................              2          20,561          (11,587)         169,219
Real estate inventories...................              9         105,806          326,465          186,835
Trade accounts payable....................              2          19,987         (217,179)         (95,854)
Other current liabilities.................            (39)       (434,697)      (2,287,653)        (499,162)
Assets and liabilities from discontinued
   operations.............................             --              --               --           (3,484)
                                            -------------  --------------   --------------   --------------
Resources (used in) generated from
   operating activities before
   discontinued operations................           (115)     (1,286,621)      (1,337,879)         455,340
Income from discontinued
   operations.............................             --              --               --          284,852
Gain on sale of shares of subsidiaries
   from discontinued
   operations                                          --              --               --         (418,750)
                                            -------------  --------------   --------------   --------------
      Resources (used in) generated from             (115)     (1,286,621)      (1,337,879)         321,442
   operating activities...................
FINANCING ACTIVITIES:
Net change in notes payable...............            (11)       (124,248)        (690,707)        (913,109)
Proceeds from long-term debt for the
   construction of a hydroelectric
   plant..................................             81         910,242               --               --
Proceeds from long-term debt..............             --              --        1,386,435          730,526
Effects of inflation and exchange rates
   on long-term debt......................            (30)       (326,582)        (285,381)        (339,147)
Repayment of long-term debt...............            (54)       (610,972)        (893,613)      (1,532,447)
Financing from discontinued operation.....             --              --               --         (222,507)
Issuance of common stock of majority
   interest...............................            180       2,023,470               --               --
Increase (decrease) of contributions in
   minority interest......................             24         264,447         (299,408)      (1,148,539)
Other.....................................             11         123,547          (65,411)        (128,670)
                                            -------------  --------------   --------------   --------------
Resources generated from (used in)
   financing activities...................            201       2,259,904         (848,085)      (3,553,893)
                                            -------------  --------------   --------------   --------------

                                                                     (Continued)

        EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
          (Thousands of constant Mexican pesos as of December 31, 2003)

                                                      Millions of
                                              U.S. dollars (Convenience
                                                      Translation)
                                                      Year Ended                Year Ended December 31,
                                                       December 31,         -------------------------------
                                                 2003           2003             2002             2001
                                            -------------  --------------   --------------   --------------
INVESTING ACTIVITIES:
Investment in property, plant and
   equipment..............................            (10)       (112,788)        (114,310)        (172,045)
Investment in concessions.................             (3)        (30,811)         (27,719)         (29,535)
Investment in affiliated companies........             (7)        (74,673)         (10,384)        (193,777)
Proceeds from sale of property, plant
   and equipment..........................             11         124,234          778,080          454,579
Proceeds from sale of concessions.........             --              --          108,950               --
Proceeds from sale of investments in
   affiliated companies...................             17         185,569          607,699        4,318,374
Other assets..............................            (42)       (476,868)         (39,578)         (81,951)
                                            -------------  --------------   --------------   --------------
Resources (used in) generated from
   investing activities...................            (34)       (385,337)       1,302,738        4,295,645
                                            -------------  --------------   --------------   --------------
Net increase (decrease) in cash and cash
   equivalents............................             52         587,946         (883,226)       1,063,194
Effects of exchange rate changes on
   cash...................................              2          17,426           43,563           63,009
Cash and cash equivalents at beginning of
   period.................................            280       3,146,462        3,986,125        2,859,922
                                            -------------  --------------   --------------   --------------
Cash and cash equivalents at end of
   period.................................  $         334  Ps.  3,751,834   Ps.  3,146,462   Ps.  3,986,125
                                            =============  ==============   ==============   ==============

      The accompanying notes are an integral part of these consolidated financial statements.

                EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
                                AND SUBSIDIARIES

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Thousands of constant Mexican pesos as of December 31, 2003)

1.    Nature of Business

      Empresas ICA Sociedad Controladora, S. A. de C.V. ("ICA" or "the Company") is a holding company, the subsidiaries of which are engaged in a wide range of construction and related activities involving the construction of infrastructure facilities, as well as industrial, urban and housing construction, for both the Mexican public and private sectors. ICA's subsidiaries are also involved in the construction, maintenance and operation of highways, bridges and tunnels granted by the Mexican government and foreign governments under concessions. Through its subsidiaries and affiliates, ICA also manages and operates airports and municipal services under concession arrangements. In addition, ICA's subsidiaries are engaged in real estate and housing development.

      Since 1999, the Civil Construction Segment has suffered operating losses that have significantly contributed to the Company's consolidated losses. The Civil Construction segment's losses have primarily been due to low levels of investment in public and private works in Mexico as well as the Company's participation in projects abroad that did not perform as expected. Since 2000, the Company has implemented a series of measures intended to minimize the impact of the above situation, which have included cutting costs and expenses, including a labor force reduction (see Notes 25 and 27) and the divestiture of assets that were not essential to the Company's main business operations. Such divestitures have included the discontinuation of the manufacturing segment in 2000 and the 2001 sale of it's interest's in subsidiaries engaged in the construction aggregates segment (see Notes 2 and 28).

      Additionally, the Company has implemented measures to reduce and refinance a significant portion of its liabilities, which has enabled it to cover principal and interest payments on its indebtedness. On November 17, 2003, as part of the Company's financial restructuring process, at an ordinary general stockholders' meeting, the Company's stockholders approved a capital increase in the amount of Ps 2,486,246,through a rights offering to stockholders. As of December 31, 2003, the Company raised Ps.2,120,916 through the capital increase. The capital increase concluded on January 9, 2004, at which time the Company raised the remaining Ps.365,330 and all of the new shares were subscribed.

      In March 2004, the convertible subordinated debenture bonds were paid at maturity and the long-term financing required for the El Cajon project was obtained (see Note 31).

      In 2003, the Company executed new contracts and contract changes in the amount of Ps.15,351,383 (see Note 8).


2.    Basis of Presentation and Principles of Consolidation

      (a) Basis of Presentation

      The consolidated financial statements of ICA and its subsidiaries are prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP"), which vary in certain respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). See Note 32 for a discussion of such differences and for the reconciliation of the Company's financial statements between Mexican GAAP and U.S. GAAP.

      The consolidated financial statements for all periods have been presented in thousands of constant Mexican pesos, the currency of the country in which the Company is incorporated and in which it operates, as of December 31, 2003, as required by Bulletin B-10 (as amended) and B-12 issued by the Mexican Institute of Public Accountants ("IMCP").

      Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2003 and for the year then ended have been translated into United States dollar amounts at the rate of
11.242 pesos per U.S. dollar, the noon buying rate for pesos at December 31, 2003 as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts could be converted into U.S. dollars at the above or any other rate.

      The results for the manufacturing and construction aggregates segments, which were disposed of as discussed in Note 1, are reported as discontinued operations in the consolidated statements of operations (see Note 28).

      (b) Comprehensive Loss

      Comprehensive loss presented in the accompanying statement of changes in stockholders' equity represents the Company's total activity during each year, and is comprised of the net loss of the year, plus other comprehensive income
(loss) items of the same period which, in accordance with Mexican GAAP, are presented directly in stockholders' equity without affecting the consolidated statements of operations. In 2003, 2002 and 2001, the other comprehensive income
(loss) items consist of the insufficiency in restated stockholders' equity, the translation effects of foreign entities which is included in "Insufficiency from Restatement of Capital".

      (c) Principles of Consolidation

      Financial statements of those companies in which ICA owns more than 50% of the capital stock with voting rights, are included in the consolidated financial statements. All intercompany balances and transactions have been eliminated in consolidation. The principal consolidated subsidiaries are as follows:

                                                              Ownership
                        Subsidiary                           Percentage                        Activity
------------------------------------------------------       ----------     ------------------------------------------
Sub-Holding:
  Constructoras ICA, S.A. de C.V......................          100         Construction


  Controladora de Empresas de Vivienda, S.A. de
     C.V..............................................          100         Housing development

Operating:
  Ingenieros Civiles Asociados, S.A. de
     C.V..............................................          100         Heavy and urban construction

  Constructora Internacional de Infraestructura, S.                         Construction of the El Cajon hydroelectric
     A. de C. V...... ................................           61            plant

  ICA Fluor Daniel, S. de R.L. de C.V.................           51         Industrial construction

  ICA Panama, S.A.....................................          100         Highway concessions

      Sale of Subsidiaries- In August 2003, the Company sold its shares in the subsidiary Solaqua, S. A. de C. V. At various dates in 2002, the Company sold its shares in the subsidiaries Terminal de Cruceros Punta Langosta, Cozumel, S.
A. de C. V., Hubard y Bourlon, S. A. de C.V., Propulsora Mexicana de Parques Industriales, S. A. de C.V. and Centro Empresarial Guadalajara, S. A. de C. V. In 2001, the Company sold its shares in Desarrollo Comercial Leon, S. A. de C.
V. Condensed information of these companies as of December 2002 and for the periods ended December 31, 2003, 2002 and 2001 is presented as follows:

Balance Sheet Data:

                                                            December 31,
                                                                2002
                                                         -----------------
Current assets.................................          Ps.        28,178
Non-current assets.............................                    123,009
Current liabilities............................                     (8,780)
Non-current liabilities........................                    (19,054)
                                                         -----------------
Net assets.....................................          Ps.       123,353
                                                         =================

Income Statement Data:

                                               Years Ended December 31,
                                     ------------------------------------------
                                        2003            2002            2001
                                     ----------     ------------    -----------
Revenues...........................  Ps. 19,881     Ps.  183,386    Ps. 441,133
Operating income...................       4,623           16,483         69,808
Net income.........................       4,160            6,021          2,381

3.    Summary of Significant Accounting Policies

      The accounting policies followed by the Company are in conformity with Mexican GAAP, which requires that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

      (a) Changes in accounting policies

      As of January 1, 2003, the Company adopted the provisions of the new Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" (C-9), which establishes, among others, greater precision for items related to provisions, accruals and contingent liabilities, as well as new regulations for the accounting recognition of provisions, the use of present value and the settlement of obligations when occurring early or when replaced by the issuance of a new security or obligation. The application of C-9 did not have a material effect in the year 2003.

      (b) Accounting Method for the Treatment of the Effects of Inflation

      The consolidated financial statements of the Company recognize the effects of inflation in accordance with Bulletin B-10, "Recognition of the Effects of Inflation in Financial Information" as amended ("Bulletin B-10"), issued by the IMCP. Bulletin B-10 requires the restatement of all comparative financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. The Company chose the alternative method provided by Bulletin B-15 "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations" ("Bulletin B-15"), which consists of determining a Restatement Factor which uses a weighted average rate based upon the National Consumer Price Index ("NCPI") published by Banco de Mexico and the inflation and foreign exchange rates of the countries in which the Company has foreign subsidiaries. Prior year financial statements reported for comparative purposes were restated by a Restatement Factor of 1.0895 instead of restating them by a NCPI factor of 1.0397 to determine constant Mexican pesos as of December 31, 2003.

      A description of the methods used to restate the financial statements are as follows:

      - Inventories and Cost of Sales--Inventories are valued at the price of the last purchase made during the period, without exceeding the realizable value. Cost of sales is restated using replacement cost at the time of the sale.

      - Real Estate Inventories--Real estate inventories are restated using the specific cost method which uses net replacement values, similar to market values, based on appraisals made by independent appraisers.

      -     Long-lived Assets - Long-lived assets consist of the following:

      - Property, Plant and Equipment--Expenditures for property, plant and equipment, including renewals and improvements which extend useful lives, are capitalized. Property, plant and equipment and related depreciation of foreign origin from Mexican subsidiaries are restated by means of a specific index, which uses the NCPI of the country of origin applied to the historical cost denominated in the foreign currency and are then translated into Mexican pesos at the exchange rate in effect at the date of the most recent balance sheet presented. Remaining property, plant and equipment and related depreciation is restated using the NCPI.

     Depreciation is calculated using the straight-line method, over the useful life of the asset, beginning in the month in which the asset is placed in service. The useful lives of assets are as follows:

                                                    Useful          Remaining
                                                     lives         useful lives
                                                ------------      --------------
Buildings..................................         20 to 50            15 to 42

Machinery and equipment....................          4 to 10              2 to 5
Office furniture, equipment and vehicles...           4 to 7              3 to 5

      Financing costs incurred during the construction and installation of buildings and machinery and equipment are capitalized and adjusted for inflation as measured by the NCPI.

      - Investment in Concessions--Investments in concessions are restated using the NCPI, without exceeding their recoverable value.

      Total cost of financing incurred during the construction period is capitalized and adjusted for inflation as measured by the NCPI.

      Investments in concession projects are amortized during the concession period. Revenues from the operation of concession projects are recognized as concession revenues.

      Concessions held for sale are adjusted to their net estimated realizable value, using the best available valuation techniques, such as the present value of future net cash flows expected, or based on formal purchase bids.

      - Investment in Affiliated Companies--Investments in companies in which ICA has significant influence, but does not have control are accounted for using the equity method, which includes cost plus the Company's equity in undistributed earnings (loss), adjusted for the effects of inflation. The adjustment for the effects of inflation on equity is inherent in the equity method as the investee's financial statements are also prepared in accordance with Bulletin B-10.

      Whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, the Company evaluates long-lived assets and certain identifiable intangibles for impairment. Measurement of impairment is determined based on the difference between carrying value and estimated fair value. The estimated fair value is determined based on the particular circumstances of the concessions, machinery and equipment and intangibles.

      - Insufficiency from Restatement of Capital--This item reflects the result of restating nonmonetary assets and liabilities as compared to the restatement of common stock, retained earnings and results of operations. It represents the difference between net nonmonetary assets restated by the specific costs method or the specific index method, and general inflation as measured by the NCPI.

      - Restatement of Stockholders' Equity--Stockholders' equity is restated using the NCPI from the respective dates such capital was contributed or earnings (loss) generated to the date of the most recent balance sheet presented.

      - Foreign Currency Transactions-Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. Balances of monetary assets and liabilities are adjusted monthly at the market rate. The effects of exchange rate fluctuations are recorded in the statement of operations, except for those cases in which they can be capitalized.

      - (Gain) Loss from Monetary Position--The (gain) loss from monetary position reflects the result of holding monetary assets and liabilities during periods of inflation. It is calculated using the NCPI for each month as applied to the net monetary position at the beginning of the month. Values stated in current monetary units represent decreasing purchasing power over time. Losses are incurred by holding monetary assets, whereas gains are realized by holding monetary liabilities. The net effect is presented in the consolidated statement of operations for the year, as part of financing cost, except in those cases in which it is capitalized.

      (c) Cash Equivalents

      Cash equivalents are stated at the lower of acquisition cost plus accrued interest and consist primarily of time deposits with original maturities of ninety days or less.

      (d) Accounting for Construction Contracts

      Construction contracts are accounted for using the percentage of completion method of accounting and, therefore, take into account the revenues, costs, and estimated earnings to date as contract activity progresses. Revenues are recognized from contracts based on units-of-work performed and are subject to price increase clauses. Changes in job performance and estimated profitability, including those arising from premiums derived from advance project conclusion, contract penalty provisions and final contract settlements, may result in revisions to revenues which are recognized and are recorded in the same period in which the revisions are determined.

      The timing of revenue recognized is not necessarily related to amounts billable to customers under the terms of the various contracts. Management periodically evaluates the fairness of accounts receivable. Additional allowances for bad debt may be created in cases of an indication of collection difficulties, which are recorded to the results of the year in which the allowances are created. The estimate for such reserve is determined based on management's best judgment in accordance with prevailing circumstances at that time.

      Contract costs include all direct labor and materials, subcontractors and other initial costs of the project and allocations of indirect costs. Management periodically evaluates the fairness of estimates used to determine percentage of completion. If, as a result of such evaluation, it becomes apparent that estimated costs on noncompleted contracts exceed expected revenues, a provision for estimated losses is recorded in the period in which such losses are determined. For projects that are financed by the Company where the contract value includes both the value of the work to be performed and the financing of the project, the comprehensive financing cost incurred for project development is included in the contract costs.

      (e) Operating Cycle

      Assets related to construction contracts which may require more than one year to be completed and will be liquidated in the normal course of contract completion are reported as current assets.

      (f) Provisions

      Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated.

      (g) Foreign Currency Translation of Subsidiaries' Financial Statements

      The financial statements of subsidiaries denominated in foreign currencies are translated into Mexican pesos by applying Bulletin B-15. Exchange differences generated by the translation of the financial statements of foreign subsidiaries that are not an extension of ICA's operations are presented in stockholders' equity under the "Insufficiency from restatement of capital". The effect of translating the financial statements of such foreign subsidiaries for the year ended December 31, 2003 was Ps.30,821. The cumulative translation amount included in Insufficiency from restatement of capital at December 31, 2003 was Ps.139,653. For translation purposes, once the subsidiary financial statements are restated and re-expressed in currency of year end purchasing power of the country in which it operates, based on the same accounting policies as the Company, the following exchange rates are used:

      - Assets and liabilities (monetary and nonmonetary)- Exchange rate in effect at the balance sheet date.

      - Common stock- Exchange rate in effect at the date on which contributions were made.

      - Retained earnings- The exchange rate in effect at the end of the year generated.

      - Revenues, costs and expenses- The ending exchange rate of the period reported.

      (h) Accounting for Real Estate Sales

      The sale of completed developments is recognized at the date of the signing of the respective sales contract where the rights and obligations of the property are transferred to the buyer and the Company has received at least 20% of the contract price. If there is uncertainty regarding future collection, the revenue is recorded when collected.

      (i) Accounting for Low Income Housing Sales

      Revenues derived from sales of low income housing are recognized as revenue once the title to the house has passed to the buyer.

      (j) Sales and Other Revenues

      Revenues from sales of goods and services are recognized as the goods are delivered or the services are performed.

      (k) Post-Retirement Benefit Plans

      The liability derived from seniority premiums and the pension plan is recorded as such items are incurred, and calculated by independent actuaries using the projected unit credit method based on real interest rates. Consequently, the Company is recognizing a liability that, at current value, is estimated to be sufficient to cover the obligation resulting from these benefits at the estimated retirement date of its current group of employees. Severance is charged to results when paid by the Company.

      (l) Maintenance and Repair Expenses

      Maintenance and repair expenses are recorded as costs and expenses in the period in which they are incurred.

      (m) Income Tax and Employee Statutory Profit Sharing

      The Company files a consolidated tax return, pursuant to the tax laws of Mexico.

      The provisions for income tax and employee statutory profit-sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any tax benefits that are not expected to be realized. Management periodically evaluates its assumptions based on historical tax results and estimated tax profits. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized.

      (n) Asset Tax

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

      (o) Derivative Financial Instruments

      The derivative financial instruments used in 2001 by the Company are foreign exchange forward contracts intended to hedge the Company's exposure to exchange rate fluctuations. The cost of the instrument was amortized using the straight-line method over the life of the contract and charged to results of operations. The termination date of such contracts was May, 2001. There were no derivative financial instruments in 2003 and 2002.

      (p) Concentration of Credit Risk

      Financial instruments which potentially subject the Company to credit risk consist principally of contract receivables and costs and estimated earnings in excess of billings (collectively, Construction Instruments) and other receivables. The Company believes that concentration of credit risk with respect to Construction Instruments is mitigated by the large number of customers comprising the Company's customer base and their geographical dispersion. Additionally, the Company believes that its potential credit risk is adequately covered by the allowance for doubtful accounts.

      (q) (Loss) Earnings Per Share

      Basic (loss) earnings per share is computed by dividing (loss) income of majority interest available to common stockholders by the weighted average number of common shares outstanding during the year.

      Diluted (loss) earnings per share is calculated by adjusting the net
(loss) income of majority interest and the weighted average number of shares, under the assumption that the Company's convertible debentures have been converted to common stock as of the beginning of each of the periods presented to the extent such calculation is dilutive.

      The Company does not present diluted loss per share when the result of continuing operations is a loss.

4.    Cash and Cash Equivalents

      Cash and cash equivalents consist of the following:

                                                  December 31,
                                      -------------------------------------
                                            2003                  2002
                                      ----------------     ----------------
Cash...........................       Ps.      470,802     Ps.      689,784
Cash equivalents..............               3,281,032            2,456,678
                                      ----------------     ----------------
                                      Ps.    3,751,834     Ps.    3,146,462
                                      ================     ================

      As of December 31, 2003 and 2002, Ps.1,480,068 and Ps.1,984,139, of the
Company's cash and cash equivalents were held by the subsidiary ICA Fluor Daniel, S. de R. L. de C. V. ("ICAFD") and Ps.107,703 and Ps.142,962 by the subsidiary Framex, ApS and its subsidiaries (Rodio Cimentaciones Especiales, S.
A. and Kronsa, S. A.), respectively.

5.    Contract Receivables

      Contract receivables are comprised of the following:

                                                   December 31,
                                         ---------------------------------
                                              2003                2002
                                         --------------    ---------------
Billing on contracts................     Ps.  1,389,473    Ps.   1,586,974
Retainage...........................             67,354            248,166
Less: payments on contracts.........           (185,803)          (326,957)
                                         --------------    ---------------
                                              1,271,024          1,508,183
Less: allowance for doubtful
      accounts                                 (177,535)          (324,801)
                                         --------------    ---------------
                                         Ps.  1,093,489    Ps.   1,183,382
                                         ==============    ===============

      The allowance for doubtful accounts for contract receivables is as follows:

                                                  December 31,
                                         ---------------------------------
                                               2003             2002
                                         --------------    ---------------
Trade receivables...................     Ps.     56,224    Ps.      56,619
Billing on contracts................            177,535            324,801
                                         --------------    ---------------
                                         Ps.    233,759    Ps.     381,420
                                         ==============    ===============

      The composition and changes of the allowance for doubtful accounts is as follows:

                                                  December 31,
                                       ---------------------------------
                                            2003               2002
                                       --------------     --------------
Beginning balance...................   Ps.    381,420     Ps.    609,985
Reserve for the period..............           35,940                 --
Write-off of bad debts..............         (152,268)          (185,534)
Inflationary effects................          (31,333)           (43,031)
                                       --------------     --------------
Ending balance......................   Ps.    233,759     Ps.    381,420
                                       ==============     ==============

6. Costs and Estimated Earnings (Loss) in Excess of Billings on Uncompleted Contracts

                                                December 31,
                                       ---------------------------------
                                            2003               2002
                                       --------------     --------------
Cost incurred on uncompleted
  contracts.........................   Ps. 11,941,808     Ps.  9,491,294
Estimated earnings (loss) (1) ......          671,729           (689,734)
                                       --------------     --------------
Recognized revenues.................       12,613,537          8,801,560
Less: billings to date..............      (11,805,484)        (8,354,065)
                                       --------------     --------------
Cost and estimated earnings (loss)
  in excess of billings ............
  on uncompleted contracts..........   Ps.    808,053     Ps.    447,495
                                       ==============     ==============

      (1) As of December 31, 2003 and 2002, such amounts include accumulated losses of Ps.751,482 and $1,007,750 from a Puerto Rican projects.

7.    Contract receivables for the El Cajon hydroelectric plant

                                                            December 31,
                                                          --------------
                                                               2003
                                                          --------------
Contract receivables................................      Ps.    445,750
Financing income receivable.........................             178,289
Cost and estimated earnings in excess of
  billing on uncompleted contract...................             248,132
                                                          --------------
                                                          Ps.    872,171
                                                          ==============

   Cost and estimated earnings in excess of billings on uncompleted contract as of December 31, 2003, is as follows:

Cost incurred on uncompleted contract...............     Ps.     808,799
Estimated earnings..................................              53,467
                                                         ---------------
Recognized revenues.................................             862,266
Less: billings to date..............................            (614,134)
                                                         ---------------
Cost and estimated earnings in excess of
   billings on uncompleted contract.................     Ps.     248,132
                                                         ===============

      In March 2003, the Mexican Federal Electricity Commission (Comision Federal de Electricidad, or CFE) awarded a U.S.$748.3 million contract for the engineering, procurement and construction of the El Cajon hydroelectric plant to Constructora Internacional de Infraestructura, S. A. de C. V. ("CIISA"), a consortium, in which two of the Company's subsidiaries, Promotora e Inversora

Adisa, S. A. de C. V. ("PIADISA") and Ingenieros Civiles Asociados, S. A. de C.
V. ("ICASA"), hold a combined 61% interest, and Energomachexport Power Machines and La Peninsular Compania Constructora, S. A. de C. V. hold the remaining 39% interest. The terms of the contract requiere the contractor to secure financing for its project costs. CFE will pay for the project upon completion (scheduled for 2007). The long-term contract receivable of Ps.872,171 included in the accompanying financial statements represents the project's execution up to December 31, 2003.

      Work began on the hydroelectric plant on March 26, 2003, and the hydroelectric plant has an execution term of 1,620 days, which concludes on August 31, 2007.

8.    Construction Backlog

   A reconciliation of backlog representing construction contracts at December
     31, 2003, 2002 and 2001 is as follows:

                                                              Construction Segment
                                          --------------------------------------------------------------
                                              Civil         Industrial      CPC  Rodio         Total
                                          -------------   -------------   --------------   -------------
Balance at January 1, 2001.............   Ps. 1,933,280   Ps. 2,683,651   Ps.  1,453,759   Ps. 6,070,690
Less: restatement of beginning
   balance.............................         158,815         220,456          119,422         498,693
                                          -------------   -------------   --------------   -------------
Nominal balance........................       1,774,465       2,463,195        1,334,337       5,571,997
New contracts and changes 2001.........       1,531,000       6,690,518        2,000,255      10,221,773
Less: construction revenue earned
   2001................................       2,512,171       4,317,229        1,890,345       8,719,745
                                          -------------   -------------   --------------   -------------
Balance at December 31, 2001...........         793,294       4,836,484        1,444,247       7,074,025
Less: restatement of beginning
   balance.............................         116,534         710,471          212,155       1,039,160
                                          -------------   -------------   --------------   -------------
Nominal balance........................         676,760       4,126,013        1,232,092       6,034,865
New contracts and changes 2002.........       1,290,205       4,650,218          874,798       6,815,221
Less: construction revenue earned
   2002................................       1,020,861       4,153,547        1,695,502       6,869,910
                                          -------------   -------------   --------------   -------------

Balance at December 31, 2002...........         946,104       4,622,684          411,388       5,980,176
Less: restatement of beginning.........
   balance.............................          77,720         379,743           33,794         491,257
                                          -------------   --------------  --------------   -------------
Nominal balance........................         868,384       4,242,941          377,594       5,488,919
New contracts and changes 2003.........       9,278,338       4,107,632        1,965,413      15,351,383
Less: construction revenue earned......
   2003................................       2,144,790       4,060,813        1,973,869       8,179,472
                                          -------------   -------------   --------------   -------------
Balance at December 31, 2003...........   Ps. 8,001,932   Ps. 4,289,760   Ps.    369,138   Ps.12,660,830
                                          =============   =============   ==============   =============

      From January 1, to April 2, 2004, the Company was awarded contracts totaling of Ps.205,772. In addition, the Company was awarded various projects totaling Ps.894,041, which are in the process of being documented.

9.    Other Receivables

Other receivables consist of the following:

                                                           December 31,
                                              ----------------------------------
                                                   2003                2002
                                              --------------     ---------------
Notes receivable from affiliated companies..  Ps.     26,283     Ps.      60,088
Recoverable taxes...........................         206,878             250,132
Notes receivable............................           6,451               8,331
Others......................................         382,431             341,324
                                              --------------     ---------------
                                              Ps.    622,043     Ps.     659,875
                                              ==============     ===============

10.   Inventories

      Inventories consist of the following:

                                                      December 31,
                                           ---------------------------------
                                                2003               2002
                                           --------------     --------------
Work in process..........................  Ps.      1,639     Ps.      1,389
Materials, spare parts and others........         233,784            186,772
                                           --------------     --------------
                                           Ps.    235,423     Ps.    188,161
                                           ==============     ==============

11.   Real Estate Inventories

      Real estate inventories consist of the following:

                                                          December 31,
                                              ----------------------------------
                                                   2003              2002
                                              --------------  ------------------
a. Current:

   Land held for investment and future
     development............................  Ps.    142,171  Ps.        198,713
   Land under development...................         902,593             972,005
   Real estate held for sale................         102,683             139,324
   Allowance for impairment (Note 24).......              --             (23,996)
                                              --------------  ------------------
                                              Ps.  1,147,447  Ps.      1,286,046
                                              ==============  ==================
b. Non-current:

   Land held for investment and
     future development ....................  Ps.     62,535  Ps.             --
                                              ==============  ==================

12.   Investment in Concessions

   Investment in concessions consists of the following:

                                                                    December 31,
                                                         ----------------------------------
                                                              2003                2002
                                                         --------------     ---------------
a. Highways, tunnel and automobile parking facility:

  Construction cost ................................     Ps.  4,755,348     Ps.   4,987,847
  Total financing cost .............................            300,739             365,815
  Amortization .....................................           (578,630)           (434,753)
  Allowance for impairment (Note 24) ...............         (1,389,473)         (1,456,026)
                                                         --------------     ---------------
                                                              3,087,984           3,462,883
                                                         --------------     ---------------
b. Treatment plants

  Projects completed and in operation:
  Construction cost ................................            181,337             383,229
  Amortization .....................................            (22,431)            (57,122)
  Allowance for impairment (Note 24) ...............                 --             (29,103)
                                                         --------------     ---------------
                                                                158,906             297,004
Projects in process of construction ................             66,048              37,635
                                                         --------------     ---------------
                                                                224,954             334,639
                                                         --------------     ---------------
  Total ............................................     Ps.  3,312,938     Ps.   3,797,522
                                                         ==============     ===============

   These projects are further described below:

                                                          Ownership
                                                          Percentage       Balance as of December 31,
                                 Date of Commencement    -----------    ------------------------------
   Description of Project            of Operations       2003   2002         2003            2002
---------------------------     ---------------------    ----   ----    --------------   -------------
Corredor Sur, in Panama....         1999 and 2000         100    100     Ps. 2,468,930   Ps. 2,604,374
Acapulco Tunnel............         November 1996         100    100           493,159         533,635
Caracas-La Guaira highway,
  in Venezuela.............            Various             --    100               --          184,331
Parking Facilities.........            Various            100    100           125,895         140,543
Treatment plants...........            Various            100    100           224,954         334,639
                                                                        --------------   -------------
                                                                        Ps.  3,312,938   Ps. 3,797,522
                                                                        ==============   =============

   A description of the Company's primary concessions is provided as follows:

   Corredor Sur

      In August 1996, the Panamanian Ministry of Public Works (the "Ministry of Public Works") formally awarded, to ICA Panama, S. A. ("ICA PANAMA") one of the Company's subsidiaries, a concession for the construction, operation and maintenance of the Corredor Sur Highway, which has an extension of 19.5 kilometers. The term of the concession is for 30 years from the commencement of operations or the date on which the amount of the concession is fully recovered; whichever is sooner. The Company concluded the first and last stage of the highway in August 1999 and February 2000, respectively.

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

      - As part of the concession cost, the concessionaire assumes liability for any payments or indemnifications that the Ministry of Public Works has to make for the acquisition or expropriation of privately owned real estate that is necessary for the execution of the concession. The Company's liability derived from such payments shall not exceed U.S.$17.8 million because the indemnifications cost amounted to U.S.$27.0 million, and in accordance with the concession agreement, the remaining U.S.$9.2 million is included as part of the concession investment and will be recovered through the granting of rights to fill marine beds.

      - The concessionaire received from the Ministry of Public Works approximately 29.5 hectares of land and, as partial payment, the rights to fill 35 hectares of marine bed as well as the right to supply, develop and commercialize such marine beds during the concession period. The concessionaire was also granted the right to fill additional marine beds, under certain circumstances. At December 31, 2003, the Company still has pending rights to receive 4.1 and 14.1 hectares of firm land and marine beds, respectively.

      - For the first three years of the concession's operations, the concessionaire is authorized to adjust the toll rates after the commencement of operations and subsequently for the following three years, in accordance with the National Consumer Price Index (NCPI) or when NCPI is increased by 5% or more. In the fourth year and until the ninth year of operation, the concessionaire is authorized to increase toll rates by 25% on an annual basis. After the ninth year of the concession's operation and within three months of the beginning of each fiscal year, the concessionaire is entitled to adjust the toll rates if it is proven that the toll revenues will be insufficient to obtain the return on investment originally projected in the concession. If the market conditions do not allow for toll rate adjustments, the Ministry of Public Works guarantees, according to the concession agreement, that the concessionaire will recover its investment and the accorded yield by extending the term of the concession for the period necessary to ensure the recovery of such investment.

      - Ten years before the concession's maturity date, the concessionaire shall submit a bond that guarantees the return of the highway, with the same level of service as it had when it was originally built.

      - Upon expiration of the concession, the works shall be returned to the Ministry of Public Works, free of any costs, liens and with the same level of service as when the highway was originally constructed.

      Toll revenues provided by this concession guarantee certain Company indebtedness (see Note 18.a).

      All the costs incurred in the construction of the Corredor Sur highway were capitalized. The value of the land granted by the Panamanian State is deducted as a recovery of the investment. The land value was determined based on appraisals performed by recognized independent appraisal firms.

      During the construction phase of the Corredor Sur, it became necessary to make certain modifications to the original project proposed by ICA Panama. ICA Panama requested that the Ministry of Public Works acknowledge such additional requirements and allow ICA Panama to recover the additional investment made in the construction of the Corredor Sur, as well as comply with other payment obligations still owed to ICA Panama at that date.

      On October 16, 2003 an arbitration board, with headquarters in Panama City, was formally established to settle certain differences which have arisen between ICA Panama and the Ministry of Public Works in relation to construction of the Corredor Sur. The Arbitration Board has begun to hear evidence.

   Acapulco Tunnel

      On May 20, 1994, the Government of the State of Guerrero (the "State Government") granted, to one of the Company's subsidiaries, a 25-year concession for the construction, operation and maintenance of a 2.947 kilometer tunnel connecting Acapulco and Las Cruces. The concession term started in June 1994.

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

      - The State Government may, at any time, terminate the concession term, so long as the concessionaire has recovered its total investment at the rate contained in the concession's financial projections determined with the amount definitive of the investment and the financing cost. Upon expiration of the concession, the concession assets shall be returned to the State Government, free of any costs, liens, and in good conditions.

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

      As of December 31, 2001, as mentioned in Note 24, the Acapulco Tunnel concession had been available-for-sale and as such, had been written down to its estimated recoverable value, by determining the present value of the future net cash flows expected to result during the remaining period of the concession. On November 25, 2002, the Congress of the State of Guerrero approved the extension of the concession term by fifteen years because the actual volume of usage was lower than the amount foreseen by the terms of the concession agreement. The term of the concession cannot be extended at the conclusion of this fifteen year term. Due to the extension of the term of the concession, the calculation of the estimated recoverable value of the Acapulco Tunnel concession increased by Ps.60,235 and the impairment adjustment recorded in 2001 was reversed in 2002 in accordance with Mexican GAAP; however, as the tunnel has been available-for-sale, the estimated net recoverable value was not increased.

      Toll revenues provided by this concession guarantee certain Company indebtedness (see Note 18.a).

   Autopista Caracas - La Guaira

      On December 23, 1996, Autopista Concesionada de Venezuela, C.A. ("AUCOVEN"), a subsidiary of the Company, entered into a concession agreement with the Government of Venezuela to build, operate, exploit, conserve and maintain during the concession term, a new Caracas-La Guaira Highway and conserve and maintain the old Caracas-La Guaira highway, for a thirty year period. Since operations began, the Government of Venezuela has not authorized toll increases, or granted guarantees for the construction of the concession's main project. However, AUCOVEN continued to perform routine maintenance and collect highway tolls. In August 2002, the Company stopped collecting tolls at the insistence of the Chamber of Heavy Transport of the State of Vargas and the lack of minimal security conditions to carry out the toll collection.

      As a consequence of the aforementioned events, on June 1, 2000 AUCOVEN began an arbitration proceeding at the International Center for Settlement of Investment Disputes located in Washington, D. C., U.S.A. ("ICSID") requesting an arbitration proceeding for the breach of the concession agreement and payment of damages.

     In September 2003, the ICSID issued a final ruling in favor of AUCOVEN. On November 14, 2003, the Government of Venezuela paid AUCOVEN U.S.$13.6 million to terminate the concession contract, which generated a loss of Ps.90,734 recorded in 2003.

     As of 2003, ICA no longer consolidates the investment and results of AUCOVEN, due to the exchange controls established in January 2003 by the Venezuelan Government, and recognized the investment and results of AUCOVEN by the equity method.

13.   Investment in Affiliated Companies

      a) A summary of the Company's investments accounted for by the equity method is as follows:

                                             Ownership                                Investment Balance
                                             Percentage                                As of December 31,
                                          ----------------                      -----------------------------
                                           2003     2002     Type of Business       2003            2002
                                          -----   --------   ----------------   ------------    -------------
                                            %        %
Servicios de Tecnologia Aeroportuaria,
  S.A. de C.V.(Previously Operadora
  Mexicana de Aeropuertos, S.A. de                           Airport
  C.V)..................................   14.9    37.25      Management        Ps.  153,632    Ps.   223,889
Consorcio Internacional de Medio                             Municipal
  Ambiente, S.A. de C.V. and                                  Services
  Subsidiaries..........................   50.0     50.0      Concession             295,508          309,312
Fideicomiso Empresarial Banamex Cabo
  del Sol...............................   10.0     10.0     Real Estate              80,032           83,905
Consorcio Dragados-ICA-Vialpa (DRAVICA)
  ..........................               49.9     49.0     Construction             19,256           84,146
Fideicomiso Empresarial Bank Boston, S..
  A. Santa Fe...........................   50.0     50.0     Real Estate              12,557           89,762
Holding Dicomex, S.A. de C V............   50.0     50.0     Construction             54,321           56,948
Other...................................                                             161,208          147,072
                                                                                ------------    -------------
                                                                                Ps.  776,514    Ps.   995,034
                                                                                ============    =============

   b) A summary of the Company's principal investments is as follows:

      Servicios de Tecnologia Aeroportuaria, S. A. de C. V. (SETA) is a consortium that was formed to acquire 15% of the voting stock of Grupo Aeroportuario del Centro Norte, S. A. de C.V., (GACN). GACN has been granted a fifteen-year concession to operate and manage airports in various regions of Mexico. SETA was initially comprised of Constructoras ICA, S.A. de C. V. (CICASA), a subsidiary of the Company which held a 37.25% interest, Vinci, S. A. which also held a 37.25% interest and Aeroports de Paris which held the remaining 25.50% interest. In September 2003, the Company sold 60% of its shares in SETA and 100% of the long term account receivable to AEROINVEST, S.A. de C.
V. (Aeroinvest), a related party, and contributed 40% of its SETA shares to Aeroinvest in exchange for a 40% interest in Aeroinvest. The result of these transactions reduced the Company's participation in SETA from 37.25% to 14.9%, and generated a loss of $65,552, which was recorded under the other expenses heading in the statement of income (see Notes 25 and 26).

      As of December 31, 2003, SETA has loans with related parties amounting to U.S. $45.8 million, of which U.S.$15.3 million is owed to Aeroinvest. The amounts owed to Aeroinvest mature in 2014 and are payable annually beginning in September 2004, with annual interest at LIBOR plus 4.5 percent. In 2003, SETA obtained a loan from WestLB AG, New York Branch in the amount of U.S.$14.0 million. In connection with such loan, SETA pledged all of the collection rights of a technical assistance contract with GACN and 95% of any amounts that are received from GACN related to capital dividends or reimbursements.

      In 2003, SETA entered in to an interest rate hedge contract with Citibank, N.A., to reduce its exposure to interest rate fluctuations on the WestLB AG loan. The amount covered by the hedge contract is up to 50% of the outstanding amount of the loan.

      Consorcio Internacional de Medio Ambiente, S. A. de C. V. (CIMA), is a consortium comprised by Controladora de Operaciones de Infraestructura, S.A. de C.V. (a subsidiary of ICA) and PROACTIVA, S.A. CIMA's principal activities are the operation of water supply distribution, treatment and management systems, as well as the final disposal of solid waste in landfills, through concessions granted by governmental organizations.

      Fideicomiso Empresarial Banamex Cabo del Sol, is a single purpose trust established to develop a tourist complex located in Cabo del Sol, Baja California Sur, including the urbanization, development, commercialization, sale and administration of approximately 725 hectares of land. The complex includes hotels, residential houses, commercial centers, golf courses and other recreational facilities. As of December 31, 2001, the participation in this trust was as follows: 45% participation by Promotora e Inversora ADISA, S.A. de C.V. (PIADISA); 47% participation by CDS Development (CDS) and 8% participation by Impulsora RAIN, S.A. de C.V. (IRSA). In October 2002, PIADISA and Impulsora Rain, S. A. de C. V. (IRSA) sold 35% and 39% of their respective participation in the trust for U.S.$13 million, of which U.S. $5 million was due upon signing of the contract and U.S.$8 million will be payable from October, 2004 to October, 2007. The payment of U.S.$2 million of that amount is conditioned upon whether the highway that crosses the tourist complex is transferred as private property. The sale of the Company's participation generated a loss of Ps.178.6 million; in addition, an allowance for doubtful accounts for U.S. $2 million was recorded and included within other expenses in the statement of operations for the year ended December 31, 2002.

      The Trust entered into a loan agreement in March, 2001 with Bank of America N. A. and Morgan Guaranty Trust Company of New York for U.S.$40 million, maturing in March, 2004, with interest calculated at Prime Rate, with the option to use the LIBOR rate plus 1.75%. The principal amount will be payable at the maturity date. This loan is guaranteed by an affiliate of CDS Development and is currently being restructured. will be payable at the maturity date. This loan is guaranteed by an affiliate of CDS Development and is currently being restructured. will be payable at the maturity date. This loan is guaranteed by an affiliate of CDS Development and is currently being restructured.

     Consorcio Dragados ICA Vialpa (DRAVICA), is a consortium comprised of the Company and Dragados y Construcciones, S. A. (DRACSA)(each of which owns 47%) and Constructora Vialpa, S. A., (which owns 6%). The consortium was formed for the construction of the machine room, concrete dams, spillway, and the mounting of auxiliary electromechanical equipment of the Hydroelectric Power Station of the Caruachi Project, located in Venezuela. The project's estimated completion date is May 2004. The primary contract amount of the project is for U.S.$587.7 million.

     Per an agreement entered into on August 26,1996, the results of DRAVICA are shared as follows: the Company and DRACSA with 49% each, and Constructora Vialpa, S.A., with 2%. As of October 10, 2003, the date of the amended agreement, ICASA and DRACSA each have a 49.9% interest in DRAVICA and Constructora Vialpa, S. A. has a 0.2% interest with retroactive effects as of August 1, 2000.

     DRAVICA entered into a financing agreement for the purchase of capital goods and working capital with KBC Bank N.V. for U.S.$45.0 million. Interest on such amount is LIBOR plus 0.60%, and as guarantee, DRAVICA assigns, on a monthly basis, 31% of the invoices issued to the customer for works performed in the project. During 2003, the loan balance was paid off. On December 31, 2003, there are notes payable to Caterpillar Credito, S.A. de C.V. for U.S. $3.73 million, with a LIBOR interest rate plus 2.20%, which is collateralized by machinery and equipment, whose net book value amount to U.S. $20.0 million as of December 31, 2003.

      c) Summary combined financial information for affiliated companies for which the Company uses the equity method of accounting is shown below on a 100 percent basis:

Balance Sheet Data:

                                              Millions of U.S.
                                            dollars (Convenience
                                           Translation) December 31,              December 31,
                                           -------------------------    -------------------------------
                                                     2003                    2003             2002
                                           -------------------------    -------------     -------------
Current assets.....................        $                     210    Ps. 2,364,306     Ps. 2,330,675
Non-current assets.................                              300        3,376,048         3,336,560
Current liabilities................                              107        1,208,093           783,187
Non-current liabilities............                              152        1,705,968         1,878,662
Stockholders' equity...............                              251        2,826,293         3,005,386

     At December 31, 2003, Ps.194,640 of the Company's consolidated accumulated deficit includes undistributed earnings of the above equity investees. The Company's net investment in affiliated companies at December 31, 2003 also includes Ps.(22,418) of the Company's proportionate share of other equity accounts of such equity investees.

14.   Property, Plant and Equipment

   Property, plant and equipment consist of the following:

                                                          December 31,
                                               ---------------------------------
                                                     2003              2002
                                               --------------     --------------
Land.........................................  Ps.    283,939     Ps.    289,760
Buildings....................................         618,919            648,521
Machinery and equipment......................       2,003,086          2,026,986
Office furniture, equipment and vehicles.....         478,829            647,550
Accumulated depreciation.....................      (1,907,916)        (2,084,925)
Allowance for impairment (Note 24)...........        (204,237)          (219,750)
                                               --------------     --------------
                                                    1,272,620          1,308,142
Property and equipment under capital leases..          26,512            183,739
Accumulated depreciation.....................         (16,184)           (61,215)
                                               --------------     --------------
                                                    1,282,948          1,430,666
Construction in process......................          36,652             10,869
                                               --------------     --------------
                                               Ps.  1,319,600     Ps.  1,441,535
                                               ==============     ==============

15.   Notes Payable

      Notes payable consist of:

                                                          December 31,
                                               ---------------------------------
                                                    2003               2002
                                               --------------     --------------
Notes payable to banks denominated in pesos..  Ps.    634,573     Ps.    584,168
Notes payable to banks denominated in U.S.
  dollars....................................          34,833            255,098
Other........................................          84,462             58,137
                                               --------------     --------------
                                               Ps.    753,868     Ps.    897,403
                                               ==============     ==============

      The notes payable to banks are unsecured, short-term notes having a weighted average variable interest rate of 10.6% and 4.6% in 2003 and 12.6% and 5.4% in 2002, for notes denominated in pesos and U.S. dollars, respectively.

16.   Other Current Liabilities

      Other current liabilities consist of:

                                                           December 31,
                                              ----------------------------------
                                                   2003               2002
                                              --------------     ---------------
Accrual for operating expenses............    Ps.  1,314,329     Ps.   1,190,636
Services and other........................           814,434             747,444
Freight carriers and subcontractors.......           425,681             230,765
Taxes other than income tax...............           152,108             163,287
                                              --------------     ---------------
                                              Ps. 2,706,552      Ps.   2,332,132
                                              ==============     ===============

17.   Provisions

      The composition and changes of provisions is as follow:

                             December                         Provision       Inflationary       December
                             31, 2002         Additions          Used           Effects          31, 2003
                           ------------     ------------     -----------     -------------    -------------
Provision for:
Estimated contract
   losses................  Ps.  289,257     Ps.   27,591     Ps.(248,680)    Ps.   (23,762)   Ps.    44,406
Costs expected to be
   incurred at the end
   of the project........        58,026          134,027         (57,917)           (4,767)         129,369
Claims...................        51,366               --         (17,541)           (4,220)          29,605
Contingencies and
   warranty reserves for
   construction
   contract..............       324,034               --        (147,779)          (26,618)         149,637
                           ------------     ------------     -----------     -------------    -------------
                           Ps.  722,683     Ps.  161,618     Ps.(471,917)    Ps.   (59,367)   Ps.   353,017
                           ============     ============     ===========     =============    =============

18.   Long-Term Debt

      a. Long-term debt consists of the following:

                                                                                            December, 31
                                                                                   -------------------------------
                                                                                        2003             2002
                                                                                   -------------     -------------
Payable in U.S. dollars:

  U.S.$95.8 million of subordinated debentures convertible into American
    Depositary Shares (ADS's) at any time prior to maturity at a conversion price of U.S.$33.15 per ADS with a maturity in March 2004; interest at 5%
    annually, payable semi-annually in March and September (the Company repurchased U.S.$0.5 million and U.S.$73.1 million during 2003 and
    2002)(See Note 31.b) .......................................................   Ps. 1,077,163     Ps. 1,091,530

  Notes collateralized by machinery and equipment; interest at variable rates, ranging from 6 month LIBOR rate plus 220 to 300 basis points annual (4.07%
    to 4.87% at December 31, 2002) (prepaid in
    2003).......................................................................              --            77,737

  Loans maturing from October 2001 to October 2011, at an interest rate of LIBOR plus 400 and 412 basis points (5.46% to 5.585% and 5.82% to 5.95% at
    December 31, 2003 and 2002, respectively) payable annually, having Corredor
    Sur's toll revenues as financial
    guarantee...................................................................         663,166           721,231

  Mortgage loan matured in March 2003 at a 9% fixed  interest  rate,  paid in
    2003........................................................................              --            98,831

  Loan  maturing in September  2008 at an interest rate of LIBOR plus 360 basis points (4.82% and 5.42% at December 31, 2003 and 2002, respectively), collateralized by the shares of SISSA Coahuila, S.A. de
    C.V., a subsidiary of the Company and by the project
    revenues....................................................................         134,505           162,712

  Other.........................................................................         181,213           124,145

                                                                                            December, 31
                                                                                   -------------------------------
                                                                                        2003             2002
                                                                                   -------------     -------------
Payable in pesos:

Secured loan (collateralized by assets with a net book value of Ps.852,720 at
    December 31, 2003) maturing in May 2012 at a fixed interest rate of 14.5%
    for the first year and with annual increase of 0.90% to a maximum interest rate of 22.60%; payable annually as of March 2005 (prepaid
    Ps.363,454 during 2003).....................................................         819,883         1,289,246

Mortgage loan (net book value of Ps.113,883 at December 31, 2003) maturing in
    June 2006 bearing interest at rate of TIIE (Equilibrium Interbank Interest
    Rate) plus 250 points (8.94% and 10.89% at December 31, 2003
    and 2002, respectively), payable monthly.................................              319,258           441,465

Ordinary Participation Certificates (CPO'S) maturing in March 2016, principal and interest payable in semi-annual installments beginning September 2001 at a rate of 9.6% plus an adjustment of the UDI (a peso currency equivalent index for Mexican inflation) balance (12.95% and 16.3% as of December 31,
    2003 and 2002, respectively), collateralized by
    the Acapulco Tunnel's toll revenues......................................              178,376           204,434

Secured mortgage-backed loan (collateralized with assets of a net book value of
    Ps.30,052 at December 31, 2003) at TIIE rate plus 100 basis point, (7.4% and
    9.7% at December 31, 2003 and 2002, respectively) payable
    quarterly and maturing in March 2005.....................................               76,877           142,895

Unsecured UDI-denominated loan, guaranteed by shares of Tuneles
    Concesionados de Acapulco, S. A. de C. V. (Tunel de Acapulco) and toll revenues of Tunel de Acapulco at the TIIE rate plus 350 basis points
    (9.9% and 11.39% at December 31, 2003 and 2002, respectively) maturing
    in June 2019.............................................................               97,218            99,428

Mortgage loan from the Granelera de Veracruz Terminal at a rate of TIIE rate plus 350 basis points, (11.39% as of December 31, 2002) (prepaid in
    January 2003)............................................................                   --            82,846

Other........................................................................               82,041            79,629
                                                                                     -------------     -------------
                                                                                         3,629,700         4,616,129
Current portion of long-term debt............................................            1,323,372           346,545
                                                                                     -------------     -------------

                                                                                     Ps. 2,306,328     Ps. 4,269,584
                                                                                     =============     =============

      The scheduled maturities of long-term debt as of December 31, 2003 is as follows:

              Year Ending
              December 31,
---------------------------------------
2005                                       Ps.   434,768
2006                                             529,873
2007                                             261,417
2008                                             199,057
2009 and thereafter                              881,213
                                           -------------
                                           Ps. 2,306,328
                                           =============

     Long-term debt and other agreements of the Company's subsidiaries provide for various covenants that restrict the ability of certain subsidiaries of the Company to incur additional indebtedness and capital lease obligations, issue guarantees, sell fixed and other non-current assets and make capital distributions to the Company, as well as require compliance with certain other financial maintenance tests. These financial maintenance tests include the ratio of total liabilities to equity; the ratio of current assets to current liabilities; the ratio of current assets less affiliated accounts receivable to current liabilities and the ratio of operating earnings plus depreciation to net financing expenses. For the year ended December 31, 2003, the Company was in compliance with such covenants.

     b. Long-term debt for the construction of the El Cajon hydroelectric plant.

     Bridge loan for a maximum amount of US$90 million to temporarily finance the El Cajon hydroelectric plant, at a monthly base rate equivalent to a prime rate of 4% plus 1.75% (5.75% at December 31, 2003). At December 31, 2003, US$81
million had been disbursed. Principal and accrued interest mature on February 27, 2004. This loan was refinanced on March 5, 2004 (see Note 31.c).

19. Foreign Currency Balances and Transactions

     a. The monetary position in foreign currencies of the Company's Mexican subsidiaries is as follows:

                                                        December 31,
                            ---------------------------------------------------------------------
                                            2003                               2002
                            ---------------------------------    --------------------------------
                           Foreign currency                     Foreign currency
                               balances         Mexican peso        balances        Mexican peso
   Currency                  (thousands)         equivalent       (thousands)        equivalent
                             -----------         ----------       -----------        ----------
U.S. dollars:
   Assets...............    $      238,747    Ps.   2,678,746    $     170,845      Ps. 1,773,369
   Liabilities..........          (348,860)        (3,921,179)        (240,339)        (2,499,525)
                            --------------    ---------------    -------------      -------------
Position-short.........     $     (110,113)   Ps.  (1,242,433)   $     (69,494)     Ps.  (726,156)
                            ==============    ===============    =============      =============

     b. The nonmonetary assets purchased in foreign currencies by the Company's Mexican subsidiaries are as follows:

                                                          December 31,
                            ------------------------------------------------------------------------
                                            2003                                   2002
                            ----------------------------------   -----------------------------------
                             Foreign currency                      Foreign currency
                            balances (thousands   Mexican peso   balances (thousands    Mexican peso
                             of U.S. Dollars)      equivalent      of U.S. Dollars)      equivalent
                             ----------------      ----------      ----------------      ----------
Machinery and equipment         $   36,127        Ps. 405,342         $   36,200         Ps. 375,755
Inventories.............             2,847             32,002                 --                  --

     c. Condensed amounts of foreign subsidiaries expressed in U.S. dollars are as follows:

                                              December 31,
                                     -----------------------------
                                     U.S. dollars     U.S. dollars
                                      (thousands)      (thousands)
                                         2003              2002
                                     ------------     ------------
Current assets.............          $    138,844      $   158,584
Fixed assets...............               246,147          272,850
Total liabilities..........              (195,772)        (220,881)
                                     ------------      -----------
Net assets.................          $    189,219      $   210,553
                                     ============      ===========

     d. Transactions in thousands of U.S. dollars are as follows:

                                        Year Ended December 31,
                                     -----------------------------
                                         2003              2002
                                     ------------      -----------
Exports...................           $     13,182      $    28,776
Interest expense..........                 12,223           10,526
Purchases.................                 37,999          243,767

     e. Pertinent exchange rate information at the date of the financial statements is as follows:

                                                                           December 31,
                                                   ------------------------------------------------------------
                                                              2003                              2002
                                                   --------------------------         -------------------------
                                                   U.S. dollar       Currency Buy     Sell Buy         Sell Exchange
Interbank rate......                               Ps.11.22          Ps.11.24         Ps.10.38         Ps.10.40

     f. As of April 2, 2004, the interbank buy and sell exchange rates were Ps.11.16 and Ps.11.19, respectively.

20. Income Tax, Asset Tax and Employee Statutory Profit

     a. Since 1989, ICA has incurred income tax and asset tax on a consolidated basis with its subsidiaries.

     b. Income tax is determined by considering the proportion in which ICA holds the voting stock of its subsidiaries at year end. Asset tax is determined based on the daily average equity, percentage held by ICA in its subsidiaries during the year. Sixty percent of the tax results of the subsidiaries are consolidated in accordance with the above percentages.

     c. Asset tax is determined based on minority interest, plus the related consolidation tax, considering the proportion of ICA's daily average equity in its subsidiaries over the year.

     Provisional income tax payments by the Company and its subsidiaries are made as if the Company did not file a consolidated tax return. Provisional payments of asset tax are made on a consolidated basis.

     d. Income taxes and the employee statutory profit sharing are as follows:

                                                                                   Year Ended December 31,
                                                                  --------------------------------------------------------
                                                                       2003                 2002                  2001
                                                                  --------------       --------------       --------------
Income tax expense (benefit):
   Current ..................................                     Ps.     12,361       Ps.    174,671       Ps.    210,732
   Deferred .................................                             54,345             (537,955)            (680,583)
   Change in statutory tax rate....... ......                                 --               47,682                   --
   Change in valuation allowance...... ......                            264,904              877,862              706,045
                                                                  --------------       --------------       --------------
                                                                  Ps.    331,610       Ps.    562,260       Ps.    236,194
                                                                  ==============       ==============       ==============
Employee statutory profit-sharing expense (benefit):
   Current............................ ......                     Ps.     (3,350)      Ps.     63,959       Ps.     (7,663)
   Deferred........................... ......                              6,539              (11,640)             (17,181)
                                                                  --------------       --------------       --------------
                                                                  Ps.      3,189       Ps.     52,319       Ps.    (24,844)
                                                                  ==============       ==============       ==============

     e. The Mexican income tax rate was 35% in 2002 and 34% in 2003 and will be reduced by one percentage point each year until reaching 32% in 2005. The effect of this rate change was recorded in 2002. A reconciliation between the statutory income tax rate and the Company's effective income tax rate includes current and deferred income tax of the period as a percentage of income before provisions as follows:

                                                                                 Year Ended December 31,
                                                                     -----------------------------------------------
                                                                     2003                 2002                 2001
                                                                     -----               ------               ------
Statutory rate......................................                (34.00)              (35.00)              (35.00)

Foreign subsidiary loss.............................                  4.23                11.49                 3.99
Difference between (gain) loss from monetary
 position and inflationary adjustment..............                   7.85                 6.84                 5.44
Inflationary effects................................                  7.93                 8.96                 8.16

Tax loss carryforwards from prior years.............                    --               (29.89)                  --
Change in statutory tax rate........................                    --                 8.70                   --
Other...............................................                 25.01               (28.69)                7.37
                                                                     -----               ------               ------

                                                                     11.02               (57.59)              (10.04)
Tax on assets valuation allowance...................                 43.78               160.21                15.06
                                                                     -----               ------               ------
Effective rate......................................                 54.80               102.62                 5.02
                                                                     =====               ======               ======

     f. In accordance with Mexican tax law, tax losses restated with the NCPI may be carried forward for a period of ten years, starting from the year after they were generated.

     The amount of the Company's consolidated asset tax credits and consolidated tax loss carryforwards as of December 31, 2003, are as follows:

  Asset Tax              Tax Loss               Year of
   Credits            Carryforwards           Expiration
---------------      ---------------          ----------
Ps.     153,327      Ps.          --             2006
        369,800                   --             2007
        400,561              800,144             2009
        360,971              762,832             2010
        293,267              597,325             2011
        175,012              290,096             2012
        172,964              778,288             2013
---------------      ---------------
Ps.   1,925,902      Ps.   3,228,685
===============      ===============

     g. The main items comprising the asset (liability) balance of deferred income taxes at December 31, 2003 and 2002 are as follows:

                                                                                             December 31,
                                                                             ------------------------------------------
                                                                                   2003                     2002
                                                                             -----------------        -----------------
Liabilities:
Cost and estimated earnings (losses) in excess of billings on
uncompleted contracts and other                                              Ps.      (620,741)       Ps.      (319,728)
Inventories.................................................                          (144,291)                 (27,049)
Real estate inventories.....................................                          (119,164)                 (77,691)
Property, plant and equipment...............................                           (89,096)                 (46,161)
Investment in affiliated companies..........................                                --                  (29,339)
                                                                             -----------------        -----------------
                                                                                      (973,292)                (499,968)
                                                                             -----------------        -----------------
Assets:
Accrued expenses and reserves...............................                           308,832                  523,266
Investment in affiliated companies..........................                             5,545                       --
Investment in concessions...................................                           215,155                  231,231
Advances from customers.....................................                           285,776                  404,207
                                                                             -----------------        -----------------
                                                                                       815,308                1,158,704
                                                                             -----------------        -----------------
Subtotal....................................................                          (157,984)                 658,736
Consolidated carryforward tax losses........................                         1,033,180                  790,652
Nonconsolidated carryforward tax losses.....................                         1,151,825                  829,893
Tax on assets...............................................                         1,955,829                2,065,781
                                                                             -----------------        -----------------
Total net deferred tax asset................................                         3,982,850                4,345,062
Valuation allowance.........................................                        (3,056,271)              (3,041,195)
                                                                             -----------------        -----------------
Net deferred tax asset......................................                           926,579                1,303,867
Net employee statutory profit-sharing asset.................                            21,852                   30,784
                                                                             -----------------        -----------------
Total.......................................................                 Ps.       948,431        Ps.     1,334,651
                                                                             =================        =================

     As of December 31, 2003 and 2002 a valuation allowance of Ps.3,056,271 and Ps.3,041,195, respectively, has been recognized related to tax loss carryforwards and tax on assets, because it is estimated that the period for recovering such items might expire before being realized. In determining this valuation allowance, the Company's management considered the trend of historical tax results and the estimate of future income tax; however, if circumstances differ from such estimates, the valuation allowance could be modified.

     h. The balances of stockholders' equity tax accounts at December 31, 2003 and 2002 are:

                                                                  December 31,
                                                   -------------------------------------------
                                                              2003                   2002
                                                   --------------------   --------------------
Contributed capital account............            Ps.        9,648,550   Ps.        7,893,841
Net consolidated tax profit account....                       8,643,742              9,013,814
Reinvested net consolidated tax profit
   account..............................                             --                     --
                                                   --------------------   --------------------
Total..................................            Ps.       18,292,292   Ps.       16,907,655
                                                   ====================   ====================

21. Commitments and Contingencies

     a. At December 31, 2003 certain subsidiary companies are party to lawsuits incidental to their business, which the Company's management believes will be resolved in favor of the Company or with an insignificant effect on financial position, results of operations and cash flow.

     b. Malla Vial in Colombia.- Currently ICASA is in litigation with the Institute for Urban Development or IDU (Instituto de Desarrollo Urbano) an agency of the municipal government of Bogota, Colombia in charge of public works projects. This litigation concerns the Malla Vial Project. This project was for the refurbishment of a street network in Bogota that was awarded to ICASA in 1997. This litigation is a result of an arbitration award rendered in favor of the IDU on April 29, 2002.

     An arbitration panel decided to offset the parties' claims and awarded the IDU a net amount of 5,092,642,293 Colombian pesos (approximately U.S.$1.8 million). The arbitration panel also ordered the parties to terminate their contractual relationship and to determine whether any amounts were due on work performed by ICASA which had been previously approved by the IDU. Pursuant to the arbitration panel's decision, we requested that the IDU terminate the contract and to offset any amounts that parties owed to each other.

     As of April 2, 2004, the IDU has filed claims against ICASA totaling approximately U.S.$5.9 million alleging breach of contract and damages and penalties for failing to pay the arbitration award.

     Consequently, ICASA has a cross claimed in an amount of approximately U.S.$15.3 million for work performed, reimbursement for cost overruns, and termination of the contract. ICASA has also sought damages for its inability caused by the IDU's actions to enter into any new contracts with the Colombian government for a period of five years.

     In December 2002, the IDU filed a lawsuit before a local tribunal against ICASA and Federal Insurance Company, ICASA surety in the project, seeking the execution of the performance bond. ICASA filed a motion with the local tribunal to stay the proceedings, claiming that the local tribunal lacks jurisdiction over this matter. ICASA is currently awaiting resolution of this issue from an appellate tribunal and is simultaneously continuing with the ongoing litigation.

     On August 20, 2003 the local tribunal hearing this matter ordered the opening of the evidentiary period.

     c. Nitrogeno de Cantarell - In December 2003, an arbitration claim was filed against the joint-venture created by ICAFD and Linde AG, and against each of the companies and their holding companies: ICA, Fluor Corporation and Linde, L.P.M., as guarantors, related to the construction of the Cantarell nitrogen production plant. The consortium has filed a counterclaim and evidence is currently being presented.

     d. Performance guarantees- In the normal course of business, the Company is required to secure construction obligations, mainly related to the completion of construction contracts or the quality of its work, by granting letters of credit or bonds. At December 31, 2003, the Company had granted such letters of credit and bonds to its customers for Ps.63,610 and U.S.$557.7 million, respectively, with a bonded amount of Ps.63,610 and U.S.$113.4 million, respectively. In addition, in 2003, the Company entered into a letter of credit of U.S.$47.5 million related to the construction and financing contract of the El Cajon hydroelectric plant. These amounts will decrease over time as the Company completes the projects and as the projects are accepted by customers.

     At December 31, 2003, certain affiliated companies which are engaged in the operation of municipal services and construction projects have outstanding, to guarantee their obligations and responsibilities under certain concession arrangements and construction contracts, guarantees in an amount of Ps.100,393 and U.S.$106.4 million, respectively, with bonded amounts of Ps.100,393 and U.S.$27.6 million, respectively.

     e. Leasing agreements- ICAFD has entered into a lease agreement for machinery and equipment, tools and service for a 10 year period, which began in October 1998. The lease expense, which is calculated based on the usage of the machinery and equipment was Ps.37,296, Ps.47,140 and Ps.29,983, for 2003, 2002 and 2001, respectively. Such lease agreements do not stipulate a minimum usage requirement. In addition, beginning in 2002, ICAFD began leasing office space under a 15-year operating lease. Such lease agreement stipulates annual lease revenues of approximately U.S.$1.8 million.

22. Stockholders' Equity

     a. At December 31, 2003, the authorized common stock of the Company is Ps.3,265,141 with a single class of common stock without par value, comprised of the following:

                                                           Shares                     Amount
                                                       -------------            ------------------
Subscribed and paid shares...............              1,682,389,166            Ps.      2,808,250
Shares held in Treasury..................                 82,848,239                        91,561
Shares subscribed for and paid in 2004...                182,664,948                       365,330
                                                       -------------            ------------------
                                                       1,947,902,353            Ps.      3,265,141
                                                       =============            ==================

     Fixed capital amounts to Ps.480,713, and is comprised of 434,971,287 shares. Variable capital may not be more than ten times fixed capital.

     Of the Company's shares held in Treasury at December 31, 2003, 52,307,511 had been reserved for the convertible subordinated debentures (see Note 18 and 31.b). The convertible subordinated debentures were paid at maturity on March 15, 2004.

     b. On November 17, 2003, at an ordinary general stockholders' meeting, the Company's stockholders approved a $2,486,246 capital increase. An aggregate of 1,243,122,866 new shares were issued. As part of the capital increase, 71,736,606 treasury shares, which were not subscribed for or paid in, were canceled and 83,218,054 new treasury shares were issued and set aside to meet the following commitments:

     (i) 52,307,511 shares set aside for the convertible subordinated debentures (for possible conversion into shares):

     (ii)  12,364,217 shares were set aside for the performance bonus plan; and

     (iii) 18,546,326 shares were set aside for the stock option plan.

     As of December 31, 2003, the Company raised $2,120,916 through the capital increase. As of January 9, 2004, the Company raised the remaining $365,330, after which the capital increase was fully subscribed and paid-in.

     Additionally, as of December 31, 2003, the Company issued an additional 369,815 out of the treasury shares mentioned above, totaling Ps. 1,387, which includes Ps.981 of additional paid-in capital.

     c. At the ordinary stockholders' meeting held on April 29, 2003, the stockholders' approved the results of operations for the years ended December 31, 2002. At the ordinary stockholder's Meeting held on April 19, 2002, the stockholder's approved the results of operations for the year ended December 31,

2001. At the ordinary stockholder's Meeting held on April 2, 2001, the stockholders approved the results of operations for the year ended December 31, 2000, and agreed to apply losses of Ps.(1,548,424) from year ended December 31, 2000 and the result due to the holding of nonmonetary assets of Ps.(346,525) against the cumulative restatement of common stock and the cumulative restatement of retained earnings (all nominal values).

     d. At the ordinary stockholders' meeting of March 31, 2000, the stockholders agreed to establish an employee stock option plan. 15,420,000 shares acquired under the Company's stock repurchase plan were cancelled by reducing authorized variable capital by a nominal amount of Ps.17,041. Also, the shareholders agreed to cancel 128,043,079 shares issued in March 1992 by reducing variable capital by a nominal amount of Ps.141,508 and by declaring a variable capital increase of 5 percent of the total outstanding shares (30,910,543 shares representing an amount of Ps.37,218). This was done with the purpose of having a sufficient number of shares for the following two years, both for the purchase of shares under the new option plan and for the performance bonus plan approved in 1992, designed exclusively for ICA's management. Both plans were approved under the Mexican Securities Market Law.

     Based on the announcement made in the Diario Oficial de la Federacion (Official Gazette) on April 7, 2000, shares were offered to stockholders pursuant to the exercise of their pre-emptive rights for a term of 15 days, ending April 22, 2000, at a quoted market price of Ps.3.75 per share (price as of March 31, 2000). Unsubscribed shares will be maintained in treasury. In case shares are partially or totally subscribed by the stockholders, the Meeting authorized an additional amount of 5% in order to have sufficient shares, both for the options plan and for the shares plan mentioned above.

     Under the opinion plan, ICA's employees are able to acquire the shares in treasury at the quoted market price of the day before the grant date, which may not be lower than Ps.3.75 per share. The term for exercising the option will be 7 years. Shares obtained through options may only be sold in Mexico through the Mexican Stock Exchange, by following the Mexican Law provisions related to confidential information.

     The maximum annual amount of options for the purchase of shares that may be granted may not exceed 1.5% of the total amount of outstanding shares at December 31 of the previous year.

     The option plan will be effective for ten years and the Board of Directors may modify or suspend it, depending on market conditions.

     During 2003, 2002 and 2001, under this plan, options were granted to ICA's employees to buy 7,663,088, 8,087,866 and 9,323,417 shares, respectively, at a price of Ps.3.75, Ps.3.88 and Ps.3.75 per share, respectively. As of December 31, 2003, 2002 and 2001, 9,385,686, 9,166,194 and 6,089,787 options were forfeited, respectively. The number of outstanding option at December 31, 2003, 2002 and 2001 was 24,961,848, 17,518,252 and 12,506,796, respectively.

     e. Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when the dividend is distributed. In 2003, the rate was 34% and will be reduced by one percentage point each year until reaching 32% in 2005. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

     f. At December 31, 2003 and 2002, stockholders' majority equity at historical and restated values were as follows:

                                                                                    2003
                                                    ---------------------------------------------------------------------
                                                         Historical              Restatement                Total
                                                    -------------------      ------------------       -------------------
Common stock........................                Ps.       2,808,250      Ps.        889,128       Ps.       3,697,378
Additional paid-in capital..........                          1,488,123               3,055,797                 4,543,920
Reserve for repurchase of shares....                          1,433,229                      --                 1,433,229
Accumulated deficit.................                         (5,805,896)              1,327,048                (4,478,848)
Insufficiency from restatement of
   capital...........................                                --                (285,659)                 (285,659)
                                                    -------------------      ------------------       -------------------
                                                    Ps.         (76,294)     Ps.      4,986,314       Ps.       4,910,020
                                                    ===================      ==================       ===================

                                                                                    2002
                                                    ---------------------------------------------------------------------
                                                         Historical              Restatement                Total
                                                    -------------------      ------------------       -------------------
Common stock........................                Ps.         686,928      Ps.        964,618       Ps.       1,651,546
Additional paid-in capital..........                          1,585,975               3,278,129                 4,864,104
Reserve for repurchase of shares....                          1,433,229                      --                 1,433,229
Accumulated deficit.................                         (4,736,470)              1,232,460                (3,504,010)
Insufficiency from restatement of
   capital...........................                                --                (421,663)                 (421,663)
                                                    -------------------      ------------------       -------------------
                                                    Ps.      (1,030,338)     Ps.      5,053,544       Ps.       4,023,206
                                                    ===================      ==================       ===================

23. Minority Interest in Consolidated Subsidiaries

     Minority interest consists of the following:

                                                                             December 31,
                                                                 -----------------------------------
                                                                      2003                2002
                                                                 --------------       --------------
Common stock...............................                      Ps.    726,755       Ps.    503,108
Accumulated deficit........................                            (281,446)            (324,164)
Insufficiency from restatement of
   capital..................................                            (24,279)             (13,256)
                                                                 --------------       --------------
                                                                 Ps.    421,030       Ps.    165,688
                                                                 ==============       ==============

24. Provisions for Asset Impairment Charges

     There were no impairment adjustments in 2002. In 2001, as part of the divestment program approved by the general stockholders meeting on September 4, 2001, the Company reduced the carrying value of certain long-term assets, including real estate inventories, property, plant and equipment and other assets, whose book value was greater than estimated fair value. A summary of such adjustments is described in the following paragraphs.

     - The Ps.165,580(Ps.141,257 nominal value) impairment adjustment to real estate inventories was determined based on independent appraisals. The adjustment was recorded as a component of cost of sales (see Note 11.a).

     - The adjustment to accounting values of the Acapulco Tunnel and the parking lots was Ps.1,668,170 (Ps.1,423,119 nominal value). The adjustment was determined by comparing the estimate recovery value of these assets with their net book value. The present value of the future net flows of these assets was determined by running financial models to determine the estimated recovery value.

     - The estimated fair value of property, plant and equipment available for sale was determined based on independent appraisals. The Company recognized an adjustment to the carrying value of property, plant and equipment of Ps.813,623 (Ps.694,104 nominal value)in other expenses in the consolidated statement of operations (see Note 25). In 2003 Ps.19,326 was reversed.

25. Other Expense, Net

     Other expense (income) net, consists of the following:

                                                                              Year Ended December 31,
                                                         ----------------------------------------------------------------
                                                                2003                    2002                   2001
                                                         ------------------      -----------------      -----------------
Severance costs (1)................... ........          Ps.         47,688      Ps.       124,060      Ps.       202,005
Provision for pension plan settlement
   (see Note 27)........................ ......                     121,909                     --                     --
Loss (gain) on sale of investments in
  shares............................... .......                      90,764                202,522               (231,356)
Loss on sale of property, plant and
  equipment............................ .......                      31,025                 72,997                110,469
Gain from early extinguishments of debt .......                          --               (248,959)              (163,083)
Write-off of recoverable value added
 tax derived from the highway concession
 restructuring by the Federal Government.... ..                          --                 82,509                     --
Allowance for impairment (Note 24).... ........                     (19,326)                    --              2,481,794
Write-off of goodwill................. ........                          --                     --                888,395
Other................................. ........                       2,607                  2,860                  5,403
                                                         ------------------      -----------------      -----------------
                                                         Ps.        274,667      Ps.       235,989      Ps.     3,293,627
                                                         ==================      =================      =================

     (1) Severance costs are a result of the Company's reduction in the number of its employees.

     In December 2001, the Company revised its projections for Almacenadora Sur, S.A. de C.V ("Alsur") and C.P.C. Sociedad Anonima, (a company located in Argentina), as a result of the decrease in the operating results of Alsur, and the economic crisis in Argentina and the recurring operating losses for both subsidiaries. The Company determined that the projected results of these subsidiaries would not fully support the future amortization of their goodwill balance. As a result, the Company recognized an impairment charge writing-off the remaining carrying value of the subsidiaries' goodwill.

26. Related Party Transactions

     a) Transactions with related parties, carried out in the ordinary course of business, were as follows:

                                                                    Year Ended December 31,
                                                         --------------------------------------------
                                                              2003            2002           2001
                                                         -------------    ------------    -----------
Construction revenues (1).............                   Ps.    12,785    Ps.   26,625    Ps.  40,228
Services rendered (2).................                          37,518          26,130         67,614
Royalties (3).........................                          58,175          54,566         51,090
General and administrative expenses (6)                         89,182          53,188             --
Interest income (4)...................                          10,609          16,257         50,182
Equipment leasing (5)..................                         37,296          47,140         29,983
Sale of investments in shares and receivables
  (7)......................                                    264,570              --             --

     (1) Revenues from providing construction services to Holding Dicomex, S. A, de C. V. an affiliate of the Company, engaged in the construction of the Arcos Bosques Building in Mexico.

     (2) Primarily relates to administrative services provided to CIMA, an affiliate of the Company, for Ps.20,269, Ps.25,816 and Ps.21,697 for the years ended December 31, 2003, 2002 and 2001, respectively, and administrative services provided to Internacional de Contenedores de Veracruz, S. A. de C. V., an affiliate of the Company until October 2001, of Ps.37,571 for the year ended December 31, 2001.

     (3) Royalties paid for using the trade mark Fluor Daniel Mexico, S. A., an affiliate of Fluor Corporation.

     (4) Primarily relates to interest income, earned on loans due from SETA, an affiliate of the Company until September 2003, for Ps.5,577, Ps.16,257, and Ps.23,920 for the years ended December 31, 2003, 2002 and 2001, respectively, and interest income, earned on loans due from ICA Miramar Metro San Juan of Ps.21,466 for the year ended December 31, 2001.

     (5) Leasing costs for machinery leased from Ameco Services, S. de R. L. de
C. V., an affiliate of Fluor Corporation.

     (6) Primarily relates to administrative services from related parties of Fluor Corporation.

     (7) Relates to the sale to Aeroinvest, S. A. de C. V. of accounts receivable and investment in shares of SETA (see Notes 13 and 25), generating a loss of Ps.65,552. The US$24.1 million sales price was based on an independent appraisal.

      b) Noncurrent receivables at December 31, 2002, include loans granted to SETA, an affiliate of the company, for U.S.$17.1 million.

27. Post Retirement Benefits

      Costs of the period for seniority premiums and the pension plan were Ps.28,508, Ps.37,156 and Ps.86,002 for 2003, 2002 and 2001, respectively.
Similarly, the net projected liability at December 31, 2003 and 2002 is Ps.72,209 and Ps.177,204, respectively. The resources allocated to cover retirement benefits at December 31, 2003 and 2002 are Ps.10,822 and Ps.63,481, respectively. Other disclosures required by Bulletin D-3 are not material.

      The pension plan established by the Company for its officers is comprised of a defined benefit at retirement equal to the compensation established by the Federal Labor Law, plus a defined contribution made by the Company based on each officer's seniority. As part of the measures implemented by the Company to create a new organizational structure , a curtailment of the plan was approved by the Company in an effort to reduce officers' overall compensation; accordingly, the number of officers participating in the pension plan was significantly reduced. During the last quarter of 2003, a provision of Ps.121,909 was recorded to other expense to cover payments to officers who no longer participate in the pension plan. The liability is recorded to other current liabilities in the balance sheet.

28. Discontinued Operations

      a) In February 2001, the Company entered into an agreement for the sale of the Company's equity interest in subsidiaries which were engaged in the extraction, exploitation and commercialization of construction aggregates for a sales price of U.S.$122.4 million. The sale occurred in March 2001.

      b) During 2000, the Company's Board of Directors adopted a formal plan for disposition of its manufacturing business. The plan resulted in suspending the operations of the manufacturing segment, as the activity of this segment was no longer viable. The activities developed by this segment comprised the design, engineering, manufacturing, construction, assembling, repairing and installation of different types of metallic goods.

      c) For the year ended December 31, 2001, revenues, operating loss and net income of such segments were Ps.163,703, Ps.(81,111) and Ps.284,852, respectively.

29. Business Segment Data

      For management purposes, the Company is organized into six major operating divisions, which are: civil construction, industrial construction, CPC-Rodio, real estate and housing development, infrastructure operations and corporate and other. The divisions are the basis on which the Company reports its primary segment information. Operating segment information is presented based on the management approach required to Bulletin B-5 "Financial Information by Segment Data" issued by the IMCP effective in April 2003. The principal products for each of the operating segments are summarized below:

         Operating Segment                           Principal Products
---------------------------------      -----------------------------------------------
Construction:
    Civil construction...........         Heavy construction projects such as
                                          highways, bridges, tunnels and dams,
                                          urban and housing construction,
                                          including transportation construction
                                          such as subway systems, shopping
                                          centers and automobile parking
                                          facilities

    Industrial construction......      Industrial construction such as energy
                                          generating and petrochemical plants

    CPC-Rodio -KRONSA                  Hydraulic  projects  construction,
                                          building, transportation and environmental
                                          infrastructure and geotecnia

Real estate and housing development    Development, trading, ownership, sale,
                                          assistance, operation and
                                          administration of real estate

Infrastructure operations........      Operation and maintenance of concessioned
                                          highways, bridges and tunnels, water
                                          supply systems, waste treatment and
                                          automobile parking facilities

Corporate and other                    Operation of grain storage and distribution
                                          and corporate services

A summary of certain segment information is as follows:

                                                                    Construction
                                                                    ------------
                                                                                     Real Estate(RE)
                                                                         Total        and Housing      Infrastructure   Corporate
2003:                      Civil       Industrial      CPC Rodio      Construction     Development     Operations (IO)  and Other
-----                      -----       ----------      ----------     ------------     -----------     ---------------  ---------
External revenues ...  Ps.2,144,789    Ps.4,060,813    Ps.1,973,870    Ps.8,179,472    Ps.  783,394    Ps.  491,598    Ps.  104,403
Intersegment
 revenues ...........        93,435              --              --          93,435              --           6,888         160,975
Operating (loss)
 income .............        (1,433)        (98,231)         78,314         (21,350)         (1,428)         48,936          14,987
Financing cost ......        55,128         (61,294)         14,025           7,859          13,248          82,891         267,562
Income tax ..........           771           6,009          24,941          31,721             256          29,162         270,471

Employee statutory
 profit sharing .....           404           1,818              --           2,222              --             789             178
Share in operations
 of affiliated
 companies ..........       (63,108)             --          (6,592)        (69,700)           (499)        (85,980)        (10,796)
Segment assets ......     3,071,174       3,069,115       1,597,140       7,737,429       2,012,477       4,961,615       3,223,766
Investments in
 affiliated
 companies ..........        44,529              --          39,157          83,686          97,615         506,213          89,000
Segment liabilities
 (1) ................     1,419,843       2,025,791         884,894       4,330,528         386,103         303,035       2,392,261
Capital
 expenditures (2)....       454,722          57,564          24,110         536,396          19,236          32,404          32,431
Depreciation and
 Amortization .......       257,531          15,328          39,587         312,446           1,344         181,289          56,431

                              Total     Intersegment          Total
2003:                       Segments    Eliminations      Consolidated
-----                       --------    ------------      ------------
External revenues ...   Ps. 9,554,867   Ps.        --   Ps. 9,554,867
Intersegment
 revenues ...........         261,298        (261,298)             --
Operating (loss)
 income .............          41,145              --          41,145
Financing cost ......         371,560              --         371,560
Income tax ..........         331,610              --         331,610
Employee statutory
 profit sharing .....           3,189              --           3,189
Share in operations
 of affiliated
 companies ..........        (166,975)             --        (166,975)
Segment assets ......      17,935,287      (2,013,256)     15,922,031
Investments in
 affiliated
 companies ..........         776,514              --         776,514
Segment liabilities
 (1) ................       7,411,927      (2,281,278)      5,130,649
Capital
 expenditures (2) ...         620,467              --         620,467
Depreciation and
 Amortization ........        551,510              --         551,510

                                                                   Construction
                                                                   ------------
                                                                                     Real Estate(RE)
                                                                         Total        and Housing      Infrastructure   Corporate
2002:                      Civil       Industrial       CPC Rodio     Construction     Development     Operations (IO)  and Other
-----                      -----       ----------       ---------     ------------     -----------     ---------------  ---------
External revenues ..   Ps.1,020,861    Ps.4,153,546    Ps.1,695,503   Ps. 6,869,910    Ps.1,003,466    Ps.  606,336    Ps.  218,482
Intersegment
 revenues ..........         14,937              --              --          14,937           4,700              --         307,713
Operating (loss)
 income ............       (328,203)        405,122         (15,525)         61,394         (20,718)        124,895          (2,836)
Financing cost .....         70,253         (95,727)          9,590         (15,884)        (17,715)        146,130         362,145
Income tax .........         17,286         183,733          29,584         230,603          76,082          16,029         239,546
Employee statutory
 profit sharing ....             --          50,321              --          50,321              --           1,670             328
Share in operations
 of affiliated
 companies .........        (88,966)             --         (34,051)       (123,017)        (27,422)          5,750           7,510
Segment assets .....      2,214,351       2,822,094       1,482,525       6,518,970       2,175,617       5,734,070       3,027,011
Investments in
 affiliated
 companies .........        131,987              --          18,774         150,761         196,691         544,727         102,855
Segment liabilities
 (1) ...............      1,221,751       2,213,450         922,360       4,357,561         260,842         529,294       2,296,643
Capital
 expenditures (2)            14,616           4,857          99,421         118,894             160          39,367          23,187
Depreciation and
Amortization .......         79,337          19,024          87,205         185,566          20,948         153,073          86,565

                           Total       Intersegment       Total
                         Segments      Eliminations    Consolidated
                      -------------    ------------    ------------
 External revenues .  Ps. 8,698,194    Ps.       --   Ps. 8,698,194
 Intersegment
  revenues .........        327,350        (327,350)             --
 Operating (loss)
  income ...........        162,735              --         162,735
 Financing cost ....        474,676              --         474,676
 Income tax ........        562,260              --         562,260
 Employee statutory
  profit sharing ...         52,319              --          52,319
 Share in operations
  of affiliated
  companies ........       (137,179)             --        (137,179)
 Segment assets ....     17,455,668      (2,026,004)     15,429,664
 Investments in
  affiliated
  companies ........        995,034              --         995,034
 Segment liabilities
  (1) ..............      7,444,340      (2,088,005)      5,356,335
 Capital
  expenditures (2)          181,608              --         181,608
Depreciation and
 Amortization ......        446,152              --         446,152

                                                                            Construction
                       ------------------------------------------------------------------------------------------------------------
                                                                                      Real Estate(RE)
                                                                          Total         and Housing   Infrastructure    Corporate
        2001:              Civil        Industrial      CPC  Rodio     Construction     Development   Operations (IO)   and Other
--------------------   ------------    ------------    ------------    ------------   --------------  ---------------  ------------
 External revenues .   Ps.2,512,171    Ps.4,317,229    Ps.1,890,345    Ps.8,719,745    Ps.  839,391    Ps.  834,300    Ps.  308,251
 Intersegment
  revenues .........        106,177              --              --         106,177           3,899           1,394         276,802
 Operating (loss)
  income ...........       (899,542)        214,091        (160,287)       (845,738)       (332,377)        322,094           7,966
 Financing cost ....        197,184        (179,240)        (18,809)           (865)         52,443         268,621         238,860
 Income tax ........        (10,341)        100,054           2,657          92,370          51,293          13,910          78,621
 Employee statutory
  profit sharing ...        (53,768)         27,352              --         (26,416)             --           1,067             505

 Share in operations
  of affiliated
  companies ........        (94,352)             --          13,297         (81,055)        (40,363)         36,990          23,380
 Segment assets ....      4,401,070       3,676,609       1,531,857       9,609,536       3,254,669       6,369,175       2,712,354
 Investments in
  affiliated
  companies ........         46,347              --          62,365         108,712         573,127         572,314         119,622
 Segment liabilities
  (1) ..............      3,425,055       2,951,000         907,026       7,283,081         525,133       1,783,959        (238,254)
 Capital
  expenditures (2)           56,748           8,739          86,618         152,105           4,474          47,148          79,804
Depreciation and
 Amortization ......        195,089          23,024          66,808         284,921          28,541         235,676         796,375

                           Total       Intersegment         Total
      2001:              Segments      Eliminations      Consolidated
                      -------------    ------------      ------------
 External revenues .  Ps.10,701,687    Ps.         --   Ps.10,701,687
 Intersegment
  revenues .........        388,272          (388,272)             --
 Operating (loss)
  income ...........       (848,055)               --        (848,055)
 Financing cost ....        559,059                --         559,059
 Income tax ........        236,194                --         236,194
 Employee statutory
  profit sharing ...        (24,844)               --         (24,844)
 Share in operations
  of affiliated
  companies ........        (61,048)               --         (61,048)
 Segment assets ....     21,945,734        (1,669,537)     20,276,197
 Investments in
  affiliated
  companies ........      1,373,775                --       1,373,775
 Segment liabilities
  (1) ..............      9,353,919        (1,776,453)      7,577,466
 Capital
  expenditures (2)          283,531                --         283,531
Depreciation and
 Amortization ......      1,345,513                --       1,345,513

(1) Segment liabilities include only the operating liabilities attributable to each segment.

(2) Capital expenditures include purchases of property, plant and equipment, investments in concessions and other assets.

      The Company's principal consolidated net revenues are from construction contracts with various Mexican public- and private- sector entities, as well as foreign public- and private- sector entities, summarized as follows:

                                                           Year Ended December 31,
                                    --------------------------------------------------------------------
                                           2003                    2002                    2001
                                    -----------------       -------------------    ---------------------
National:
a. Public sector
Petroleos Mexicanos............     Ps.     2,379,344       Ps.         641,117    Ps.         1,020,451
Comision Federal de
  Electricidad.................               889,241                        --                       --
Secretaria de Comunicaciones y
  Transportes..................               483,591                     5,956                  819,421
Instituto Mexicano del Seguro
   Social......................                    --                     3,847                  291,945
Mexican State Governments......                88,169                    56,206                  151,366
Departamento del Distrito
  Federal......................               132,656                    24,467                  130,156

b. Private sector
Sempra Energy.................                214,802                   954,734                  558,964
Thomson Consumer Electronics..                     --                        --                  408,981
Apasco Rados..................                     --                    80,847                  362,304
Transalta Campeche............                     --                   433,385                  322,112
Iberdrola, S. A...............              1,041,295                 1,299,590                  503,323
ICA Reichmann (Torre
  Chapultepec)................                     --                    45,490                   39,798
Basf Mexicana, S.A. de C.V....                124,873                   121,436                       --

                                                        Year Ended December 31,
                                    --------------------------------------------------------------------
                                        2003                     2002                    2001
                                    -----------------       -------------------    ---------------------
Foreign:
Public and private sector
 Spain........................      Ps.     1,928,517       Ps.       1,586,596    Ps.         1,303,559
 Puerto Rico..................                 81,811                   205,663                  437,198
 Colombia.....................                 22,236                    33,317                   24,809
 Venezuela....................                     --                    12,878                       --
 Guatemala....................                  5,439                    49,689                   60,941
 Argentina....................                 45,353                   108,905                  586,785
 Dominican Republic...........                204,354                   482,803                  935,425

      The six Company's segments operate in four principal geographical areas in the world: Mexico, its home country, Spain, United States and Latin America. The Company's operations by geographic area were as follows:

                                                                          Foreign
                      --------------------------------------------------------------------------------------------------------------
                                                          United           Latin                       Intersegment       Total
                          Mexico           Spain          States          America       Sub-total      Eliminations
                      -------------    ------------     -----------    ------------   -------------    ------------    -------------
2003:
Revenues:............
  Construction....... Ps. 5,990,432    Ps.1,928,517    Ps.   81,811    Ps.  272,148   Ps. 8,272,908    Ps.  (93,435)   Ps. 8,179,473
  Housing
  development........       627,377              --              --              --         627,377              --          627,377
  RE and IO..........       392,069              --              --         262,434         654,503          (6,888)         647,615
  Other..............       261,377              --              --                         261,377        (160,975)         100,402
                      --------------------------------------------------------------------------------------------------------------
Total revenues.......     7,271,255       1,928,517          81,811         534,582       9,816,165        (261,298)       9,554,867
Capital
  expenditures.......       593,628          22,218             589           4,032         620,467              --          620,467
Fixed assets.........       917,261         380,415              --          21,924       1,319,600              --        1,319,600

Total assets.........    13,185,372       1,551,417          45,512       3,152,986      17,935,287      (2,013,256)      15,922,031

2002:
Revenues:............
  Construction....... Ps. 4,678,097    Ps.1,586,596    Ps.   12,955    Ps.  607,199   Ps. 6,884,847    Ps.  (14,937)  Ps.  6,869,910
  Housing development       533,968              --              --              --         533,968              --          533,968
  RE and IO..........       753,795              --              --         326,739       1,080,534          (4,700)       1,075,834
  Other..............       526,195              --              --              --         526,195        (307,713)         218,482
                      --------------------------------------------------------------------------------------------------------------
Total revenues.......     6,492,055       1,586,596          12,955         933,938       9,025,544        (327,350)       8,698,194
Capital
  expenditures.......        67,537          99,421           2,472          12,178         181,608              --          181,608
Fixed assets.........     1,029,813         338,751           6,242          66,729       1,441,535              --        1,441,535
Total assets.........    12,123,217       1,400,609          65,650       3,866,193      17,455,669      (2,026,005)      15,429,664

2001:
Revenues:............
  Construction....... Ps. 5,898,637    Ps.1,303,560    Ps.   76,317    Ps.1,547,408   Ps. 8,825,922    Ps. (106,177)  Ps.  8,719,745
  Housing development       322,300              --              --              --         322,300              --          322,300
  RE and IO..........       947,851              --              --         408,833       1,356,684          (5,293)       1,351,391
  Other..............       585,053              --              --              --         585,053        (276,802)         308,251
                      --------------------------------------------------------------------------------------------------------------
Total revenues.......     7,753,841       1,303,560          76,317       1,956,241      11,089,959        (388,272)      10,701,687
Capital
  expenditures.......       159,344          81,877           1,986          40,324         283,531              --          283,531
Fixed assets.........     1,882,129         265,916          19,335         236,095       2,403,475              --        2,403,475
Total assets.........    16,148,307       1,094,780         122,678       4,579,969      21,945,734      (1,669,537)      20,276,197

30. Financial Instruments

      a) Derivative Financial Instruments- At December 31, 2000 the Company entered into foreign exchange forward contracts totaling U.S.$60 million to hedge the Company's exposure to exchange rate fluctuation resulting from obligations denominated in U.S. dollars maturing in May 2001. The contracts were paid on that date. The Company has no derivative financial instruments outstanding at December 31, 2003, 2002 and 2001.

      b) Fair Value- The estimated fair value amounts have been determined using available market information or other appropriate valuation methodologies that require considerable judgment for interpreting market data and developing estimates. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The carrying amounts of the Company's cash equivalents and current notes payable approximate fair value because they have relatively short-term maturities and bear interest at variable rates tied to market indicators. The Company's long-term debt consists of debt instruments that bear interest at fixed rates or variable rates tied to market indicators. The estimated fair values of the Company's investments and financial instruments are as follows:

                                                                         Years Ended December 31,
                                               -------------------------------------------------------------------------------
                                                              2003                                     2002
                                               --------------------------------------    -------------------------------------
                                                                      Estimated Fair                           Estimated Fair
                                                 Carrying Value           Value           Carrying Value           Value
                                               ------------------    ----------------    -----------------    ----------------
       Cash and cash equivalents............   Ps.      3,751,834    Ps.    3,751,834    Ps.     3,146,462    Ps.    3,146,462
                                               ==================    ================    =================    ================
       Notes payable........................   Ps.        753,868    Ps.      753,868    Ps.       897,403    Ps.      897,403
                                               ==================    ================    =================    ================
       Long-term debt:
       Instruments bearing interest at
           variable rates...................   Ps.      3,462,779    Ps.    3,462,779    Ps.     3,425,768    Ps.   3,411,817
Instruments bearing interest at fixed
    rates...................................            1,077,163            1,066,391           1,190,361             873,817
                                               ------------------    ----------------    -----------------    ----------------
       Long-term debt including current        Ps.      4,539,942    Ps.    4,529,170    Ps.     4,616,129    Ps.    4,285,786
          portion...........................
                                               ==================    ================    =================    ================

31. Subsequent Events

      a) On January 9, 2004, 182,664,948 shares were subscribed and paid in for Ps.365,330, after which the capital increase,agreed to in November 2003, was fully paid.

      b) During January and February 2004, US$3.3 million of the Company's convertible subordinated debentures were repurchased. On March 15, 2004, the convertible subordinated debentures maturity date, the remaining US$92.4 million (Ps.1,020,198) of outstanding convertible subordinated debentures were paid at maturity. During the period from January 1 to March 26, 2004, bank loans of Ps.680,988 were paid.

      c) On March 5, 2004, CIISA obtained US$682.4 million of financing for the El Cajon Hydroelectric Project, comprised of a US$452.4 million syndicated loan maturing in August, 2007 at a LIBOR rate plus 3 points, and a US$230 million bond at a 6.5% annual rate, which matures in May, 2008. On March 5, 2004, US$230 million of proceeds were obtained from the issuance of bonds. The funds from the syndicated loan will be drawn-down based on the project<180>s needs. Financing is primarily supported by construction contract collection rights.

32. Differences Between Mexican and United States of America Accounting
Principles

      The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The following reconciliations to U.S. GAAP do not include the reversal of the adjustments required under Bulletin B-10, except as discussed in Note 32(d). The application of Bulletin B-10, represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting. Bulletin B-10 also requires the restatement of all financial statements to pesos as of the date of the most recent balance sheet presented.

      As mentioned in Note 3(b) the Company restates prior period consolidated financial statements using a weighted-average rate that incorporates the effects of inflation in Mexico for the Company's Mexican operations using the NCPI, and inflation and currency exchange rate fluctuations in countries in which the Company has foreign subsidiaries (the "Restatement Factor"). However, because the Restatement Factor used to restate prior period financial statements incorporates the effects of changes in foreign currency exchange rates through the most recent balance sheet date, it is considered a difference between Mexican GAAP and U.S. GAAP. For purposes of the U.S. GAAP reconciliation, prior period balances are restated only for changes in the NCPI as discussed in Note 32(e).

      As permitted under Bulletin A-8, the Company has followed certain aspects of U.S. GAAP in the preparation of its Mexican GAAP financial statements where accounting principles under Mexican GAAP do not exist. Accordingly, for each of the years ended December 31, 2003, 2002 and 2001, the material differences in net loss between Mexican GAAP and U.S. GAAP relate to the effects of Bulletin B-15, capitalization of financing costs, deferred employee statutory profit-sharing, deferred income taxes and the restatement of foreign source fixed assets. In 2003, there was also a difference related to a reversal of an impairment charge. In addition, in 2001 there were a differences related to a gain recognized on the sale of foreign subsidiaries and the accounting in 2001 for the Argentine devaluation that occurred in January 2002.

      The principal differences, other than inflation accounting, between Mexican GAAP and US GAAP and the effect on net loss and total stockholders' equity are presented below with an explanation of the adjustments:

                                                   Millions of
                                                   U.S. Dollars
                                                   (Convenience
                                                   Translation)
                                                    Year Ended
                                                   December 31,                Years Ended December 31,
Reconciliation   of  net  income  of   majority                    -------------------------------------------------
interest                                               2003            2003              2002              2001
-----------------------------------------------    ------------    -------------    --------------    --------------
Net loss reported under Mexican GAAP...........    $        (95)   Ps.(1,069,427)   Ps. (1,441,271)   Ps. (4,893,159)
U.S.  GAAP adjustments for:
   B-15 effect.................................              --               --            65,879           305,691
   Deferred income taxes.......................               3           37,867            41,617            (9,277)
   Deferred employee statutory profit-sharing..              --               --           (50,231)          (24,877)
   Capitalization of financing costs...........               3           33,576            16,085           (11,306)
   Restatement of foreign sourced fixed assets.              (2)         (28,130)           (6,339)          (55,584)
   Gain on sale of foreign subsidiaries .......              --               --                --           230,718
   Exchange loss from Argentine subsidiary.....              --               --            25,843           (25,843)
   Impairment reversal.........................              (2)         (19,326)               --                --
   Minority   interest   applicable   to  above
     adjustments...............................              --           (3,430)              734            77,145
                                                   ------------    -------------    --------------    --------------
Net loss under U.S. GAAP.......................    $        (93)   Ps.(1,048,870)   Ps. (1,347,683)   Ps. (4,406,492)
                                                   ============    =============    ==============    ==============


                                                                  Millions of
                                                                  U.S. Dollars
                                                                  (Convenience
                                                                  Translation)                Years Ended December 31,
                                                                  December 31,    -------------------------------------------------
Reconciliation of stockholders' equity                                2003            2003              2002              2001
-----------------------------------------------                   ------------    -------------    --------------    --------------
Total   stockholders'   equity  reported  under                   $        474    Ps. 5,331,050    Ps.  4,188,894    Ps.  5,869,120
   Mexican
   GAAP........................................
B-15 effect....................................                             --               --          (191,470)         (366,660)
Less   minority    interest   in   consolidated
 subsidiaries  included as stockholders' equity
 under Mexican GAAP............................                            (37)        (421,030)         (158,114)         (161,440)
                                                                  ------------    -------------    --------------    --------------
                                                                           437        4,910,020         3,839,310         5,341,020
U.S. GAAP adjustments for: Effect on retained earnings from:
   Deferred income taxes.......................                           (169)      (1,896,912)       (1,934,779)       (1,976,396)
   Deferred employee statutory profit-sharing..                            (18)        (205,868)         (205,868)         (155,637)
   Restatement of foreign sourced fixed assets.                            (16)        (181,959)         (153,829)         (147,490)
   Capitalization of financing costs...........                             (9)        (110,332)         (143,908)         (159,993)
   Gain on sale of foreign subsidiaries........                             20          230,718           230,718           230,718
   Exchange loss from Argentine subsidiary.....                             --               --                --           (25,843)
   Impairment reversal.........................                             (1)         (19,326)               --                --
Effect on insufficiency from restatement of Capital related to:
   Deferred income taxes.......................                            130        1,464,525         1,466,518         1,470,080
   Deferred employee statutory profit-sharing..                              6           72,288            72,288            72,288
   Restatement of foreign sourced fixed assets.                             17          193,934           193,934           222,698
   Gain on sale of foreign subsidiaries .......                            (21)        (230,718)         (230,718)         (230,718)
   Cumulative effect for D-4 adoption..........                             41          462,363           462,363           462,363
Minority    interest    applicable   to   above
     adjustments....                                                        16          177,475           180,842           180,106
                                                                  ------------    -------------    --------------    --------------
Stockholders' equity under U.S. GAAP...........                   $        433    Ps. 4,866,208    Ps.  3,776,871    Ps.  5,283,196
                                                                  ============    =============    ==============    ==============

      A summary of changes in stockholders' equity giving effect to the U.S. GAAP adjustments described above is as follows:

                                                       Additional    Reserve for                         Other           Total
                                                        Paid-in       Repurchase       Retained      Comprehensive    Stockholders
                                       Common Stock     Capital       of Shares        Earnings          Income          Equity
                                      -------------   ------------   ------------   --------------   -------------   --------------
Balance at January 1, 2001 ........   Ps. 3,323,444   Ps.4,641,772   Ps.2,024,441   Ps.   (721,358)  Ps.   988,957   Ps. 10,257,256
Application  of losses  from  prior
  year (1).........................      (1,747,388)            --             --        1,367,151         380,237               --
Loss  due  to  holding  nonmonetary
  assets...........................              --             --             --               --        (381,962)        (381,962)
Net loss...........................              --             --             --       (4,406,492)             --       (4,406,492)
Effect on insufficiency from
  restatement of capital related
  to:
  Deferred income taxes............              --             --             --               --         (17,048)         (17,048)
  Deferred    employee    statutory
    profit-sharing.................              --             --             --               --          13,451           13,451
  Restatement  of  foreign  sourced
    fixed assets...................              --             --             --               --          48,709           48,709
Gain on sale of foreign
  subsidiaries.....................              --             --             --               --        (230,718)        (230,718)
                                      -------------   ------------   ------------   --------------   -------------   --------------
Balance at December 31, 2001 ......       1,576,056      4,641,772      2,024,441       (3,760,699)        801,626        5,283,196
Loss due  to holding nonmonetary
  assets...........................              --             --             --               --        (126,316)        (126,316)
Net loss...........................              --             --             --       (1,347,683)             --       (1,347,683)
Effect on insufficiency from
  restatement of capital related
  to:
  Deferred income taxes............              --             --             --               --          (3,562)          (3,562)
  Restatement  of  foreign  sourced
    fixed assets...................              --             --             --               --         (28,764)         (28,764)
                                      -------------   ------------   ------------   --------------   -------------   --------------
Balance at December 31, 2002.......       1,576,056      4,641,772      2,024,441       (5,108,382)        642,984        3,776,871

Issuance of common stock...........       2,121,322        (97,852)            --               --              --        2,023,470
Gain due to holding nonmonetary
  assets...........................              --             --             --               --         116,730          116,730
Net loss...........................              --             --             --       (1,048,870)             --       (1,048,870)
Effect   on   insufficiency    from
  restatement  of  capital  related
  to:
  Deferred income taxes ...........              --             --             --               --          (1,993)          (1,993)
                                      -------------   ------------   ------------   --------------   -------------   --------------
Balance at December 31, 2003 ......   Ps. 3,697,378   Ps.4,543,920   Ps.2,024,441   Ps. (6,157,252)  Ps.   757,721   Ps.  4,866,208
                                      =============   ============   ============   ==============   =============   ==============

(1) See note 22.c regarding application of losses from prior years.

      (a) Deferred Income Taxes and Employee Statutory Profit-Sharing-

      Effective January 1, 1999, the Company adopted Bulletin D-4 which requires a methodology similar to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). For U.S. GAAP purposes, the Company applies SFAS No. 109.

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

      The resulting deferred tax assets and liabilities at December 31, 2003 and 2002 are summarized as follows:

                                                                                          December 31,
                                                                             ---------------------------------------
                                                                                    2003                 2002
                                                                             ------------------    -----------------
  Deferred income taxes under Mexican GAAP (see note 20.g)...........        Ps.        926,579    Ps.     1,303,867
  Effect of Bulletin B-15............................................                        --               59,599
                                                                             ------------------    -----------------
                                                                                        926,579            1,244,268
  Restatement of foreign sourced fixed assets........................                     3,480               14,037
  Foreign subsidiaries tax loss carryforwards........................                   695,664              965,305
  Valuation allowances...............................................                  (695,664)            (965,305)
                                                                             ------------------    -----------------
    Net deferred tax asset under U.S. GAAP...........................        Ps.        930,059    Ps.     1,258,305
                                                                             ==================    =================

Current:
  Liabilities........................................................        Ps.       (777,586)   Ps.      (390,502)
  Assets.............................................................                   551,116              806,827
                                                                             ------------------    -----------------
    Net current deferred tax (liability) asset.......................                  (226,470)             416,325
                                                                             ------------------    -----------------

Non-current:
  Liabilities........................................................                  (190,920)             (76,203)
  Assets.............................................................                 4,657,985            4,785,674
                                                                             ------------------    -----------------
    Net non-current deferred tax asset before valuation allowance....                 4,908,465            4,709,471
    Valuation allowance..............................................                (3,751,936)          (3,867,491)
                                                                             ------------------    -----------------
    Net non-current deferred tax asset...............................                 1,156,529              841,980
                                                                             ------------------    -----------------
Net deferred tax asset under U.S. GAAP...............................        Ps.        930,059    Ps.     1,258,305
                                                                             ==================    =================

      The components of deferred employee statutory profit-sharing at December 31, 2003 and 2002 are summarized as follows:

                                                                                           December 31,
                                                                             ---------------------------------------
                                                                                    2003                 2002
                                                                             ------------------    -----------------
Cost and estimated earnings (losses) in excess of billings on
  uncompleted contracts..............................................        Ps.       (108,207)   Ps.       (38,909)
Inventories..........................................................                   (70,745)              (1,223)
Accrued expenses and reserves........................................                   158,309               33,148
Advances from customers..............................................                    80,517               36,181
Property, plant and equipment........................................                   (38,378)                  --
Other................................................................                       356                  179
                                                                             ------------------    -----------------
Net deferred employee statutory profit-sharing asset.................         Ps.        21,852     Ps.       29,376
                                                                             ==================    =================

      (b) Minority Interest

      Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders' equity.

      (c) Capitalization of Financing Costs

      Total financing costs are subject to capitalization under Mexican GAAP, including foreign exchange gains and losses, interest income and expense, and gains and losses from monetary position. Under U.S. GAAP, foreign exchange gains and losses, interest income and monetary position gains and losses on debt are not capitalizable. Consequently, in 2003, 2002 and 2001 such amounts capitalized under Mexican GAAP have been reversed and treated as income or expense as appropriate, and the related effects of depreciation on the amounts capitalized have been reversed.

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

      For the year ended December 31, 2001, the U.S. GAAP adjustment for foreign sourced fixed assets includes the reduction of the gain on sale of a subsidiary of the Company due to foreign sourced fixed assets owned by such subsidiary.

      (e) B-15 Effects

      Effective January 1, 1998, the Company adopted Bulletin B-15. Adoption of the new standard changed the factor used to restate prior period consolidated financial statements presented for comparative purposes for the effects of inflation from a rate based solely on the NCPI to a weighted-average rate that incorporates the effects of inflation in Mexico for the Company's Mexican operations using the NCPI, and inflation and currency exchange rate fluctuations in countries in which the Company has foreign subsidiaries (the "Restatement Factor").

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

      The Restatement Factor used by the Company to restate prior period amounts was 1.0895 and the applicable NCPI factor used for purposes of the U.S. GAAP reconciliation is 1.0397. The amounts that would result from using NCPI rather than Restatement Factor on individual line items in the 2002 and 2001 financial statements may be computed by dividing the reported Mexican GAAP amount by
1.0895 and multiplying the result by 1.0397.

      (f) Gain on Sale of Foreign Subsidiaries

      During 2001, the Company sold its share in entities that were engaged in the aggregates segment, which included foreign subsidiaries. Under Mexican GAAP, the calculation of the gain from the sale of foreign subsidiaries is determined by comparing the net book value of the subsidiary, excluding cumulative translation adjustments, to the proceeds from sale. For U.S. GAAP, the calculation of the gain is determined by comparing the net book value of the subsidiary including cumulative translation adjustments, to the proceeds from the sale. As a result, for the foreign subsidiaries sold, including the cumulative translation adjustments in the calculation of the gain increases the gain recognized for U.S. GAAP by Ps.230,718, as compared to Mexican GAAP. For U.S. GAAP, the overall effect of this difference on equity is zero; however, retained earnings and insufficiency from restatement of capital would both increase by Ps.230,718.

      (g) Exchange loss from Argentine Subsidiary

      For Mexican GAAP purposes, the translation of the financial statements for the year ended December 31, 2001 of the Company's subsidiary in Argentina was performed using an exchange rate of one Argentine peso to one U.S. dollar (based on the December 31, 2001 U.S. dollar/Mexican peso exchange rate), the last published exchange rate in Argentina before December 31, 2001. However, for U.S. GAAP purposes, because the Argentine government officially closed the foreign exchange markets in December 2001 and reopened them in January 2002 at a new floating rate, the Company used the new floating opening rate of January 11, 2002. Such rate was 1.65 Argentine pesos to one U.S. dollar. This difference in the exchange rate used resulted in the exchange loss being recorded in 2001 for U.S. GAAP purposes, but recorded in 2002 for Mexican GAAP.

      (h) Impairment reversal

      In 2001, the Company recorded an impairment to a construction site, based on the fair value of the property as compared to its carrying value, due to the fact that the Company no longer had projects that would require the use of such site. During 2003, ICAFD was awarded certain projects that would require the use of this construction site. As such, under Mexican GAAP, the Company reversed $19,326 of the previously recorded impairment charge. Under U.S. GAAP, restoration of a previously recognized impairment loss is not permitted. The effect of the reversal is included as a reconciling item in 2003.

      (i) Other Differences and Supplemental U.S. GAAP and Securities and Exchange Commission Disclosures

      (1) Other expense net- During 2003, the Company recorded Ps.47,688 of severance cost, Ps.121,909 for the cost of the pension plan curtailment and Ps (19,326) as an impairment reversal of a construction site, in other expenses. During 2002, the Company recorded Ps.118,389 and Ps.78,737 of severance cost and write-offs of value added tax, respectively, as other expense. During 2001, the Company recorded other expense of Ps.3,408,913 as a result of severance cost and the allowance for impairment of the investment in concessions, property plant and equipment, and goodwill. Under U.S. GAAP, these expenses would be considered a component of operating income. This difference, which does not affect the determination of net loss, would decrease other expense, net and increase operating loss.

      (2) Reporting discontinued operations - For Mexican GAAP purposes, the term discontinued operations refers to the operations of a segment of a business that has been sold, abandoned or otherwise disposed of, or is the subject of a formal plan of disposition. Beginning January 1, 2002, for U.S. GAAP purposes, the term discontinued operations refers to the operations of a component of an entity that, subject to certain conditions, has been sold, abandoned or classified as held for sale. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component may be a reportable or operating segment, a reporting unit, a subsidiary or an asset group. As such, beginning January 1, 2002, an item may meet the definition of a discontinued operation for U.S. GAAP purposes, but not for Mexican GAAP purposes. In addition, for U.S. GAAP purposes, the results of operations of a component classified as held for sale shall be reported in discontinued operations in the periods in which they occur.

      During the year ended December 31, 2003 and 2002, the Company sold its shares in various subsidiaries, as discussed in Note 2 to the accompanying consolidated financial statements, and recognized a (loss) gain on the disposal of these subsidiaries of Ps.(11,007) and Ps.75,891, respectively. As such subsidiaries were not business segments, such sales were not classified as discontinued operations for Mexican GAAP purposes; however, the sale of such subsidiaries is reported as discontinued operations for U.S. GAAP purposes. This difference, which does not affect the determination of consolidated net loss for the years ended December 31, 2003, 2002 and 2001, would decrease operating income by Ps.4,623, Ps.15,730 and Ps.52,879, respectively, and would increase loss from continuing operations by Ps.(6,847), Ps.81,637 and Ps.388, respectively. As such, income (loss) from discontinued operations for the years ended December 31, 2003, 2002 and 2001 would increase (decrease) by Ps.(6,847),

Ps.81,637 and Ps.388, respectively.

      (3) The Company presents its supplemental cash flow information exclusive of the effects of inflation. Such information for the years ended December 31, 2003, 2002 and 2001 is presented below:

                                              Millions of U.S.
                                                  Dollars
                                              (Convenience                          Years Ended December 31,
                                             Translation) Year        ----------------------------------------------------
                                           Ended December 31, 2003         2003               2002              2001
                                           -----------------------    ---------------    --------------    ---------------
  OPERATING ACTIVITIES:
  Consolidated net loss................    $                   (98)   Ps.  (1,106,856)   Ps. (1.299,688)   Ps.  (4,688,287)
    Effects of
    inflation..........................                         (8)           (84,429)             (620)           609,796
                                           -----------------------    ---------------    --------------    ---------------
  Consolidated net loss exclusive of
    inflation- Mexican GAAP............                       (106)        (1,191,285)       (1,300,308)        (4,078,491)
                                           -----------------------    ---------------    --------------    ---------------
     Adjustments to reconcile net loss
     to net cash provided by operating
     activities:
  Depreciation and
    amortization.......................                         48            540,040           398,801            616,869
  Deferred income tax benefit ........                          41            458,210           (18,120)          (342,968)
  Provision for seniority premiums and
    severance payments................                          10            111,107            31,965             32,531
  Loss on sale of property, plant and
    equipment..........................                         --               (213)           (1,095)           148,734
  Asset impairment adjustment..........                         (2)           (18,674)               --          2,963,046
  Allowance for doubtful accounts......                         --                 --                --            353,774
  Share in net loss of affiliated
    companies..........................                         16            178,189           122,620            116,587
  Loss (income) on sale of
    investments........................                         10            109,409           112,721           (266,441)
   Income for disposition of assets
      from discontinued

      operations.......................                         --                 --                --           (337,493)
  Unpaid interest expense..............                         --                 --                --                 --
  Unpaid exchange (gain) loss..........                         11            124,280           152,949           (113,115)
  Uncollected interest income..........                         --                 --           (10,295)           (57,625)
  Gain on repurchase of debt...........                         --                (96)         (228,394)          (135,486)
  Realized loss on sale of PICs........                         --                 --                --                 --
  Long-term provisions.................                          3             40,693            (6,703)            68,522
  Changes in operating assets and
    liabilities (excluding acquisitions
    and disposals):
  Trade receivables....................                         --              4,879           203,547            (90,449)
  Contract receivables.................                         (1)            (7,319)         (467,346)           415,987
  Cost and estimated earnings in excess
    of billings on uncompleted
    contracts..........................                       (113)        (1,269,490)          651,021            198,728
  Other receivables....................                          2             23,218           577,319            700,253
  Inventories..........................                         (5)           (62,777)          (24,078)           126,154
  Real estate inventories..............                         (7)           (81,245)          291,594            155,926
  Trade accounts payable...............                         10            112,929          (107,455)           (62,170)
  Other current liabilities............                        (20)          (230,429)       (1,657,985)          (444,794)
  Advances from customers..............                        (18)          (199,398)           66,345            209,159
                                           -----------------------    ---------------    --------------    ---------------
  Cash (used in) provided by  operating
  activities...........................                       (121)        (1,357,972)       (1,212,897)           177,238
                                           -----------------------    ---------------    --------------    ---------------


                                            Millions of U.S.
                                                Dollars
                                              (Convenience                   Years Ended December 31
                                           Translation) Year
                                           Ended December 31,    ----------------------------------------------------
                                                 2003                 2003               2002              2001
                                           ------------------    ---------------    --------------    ---------------
  INVESTING ACTIVITIES:
  Investment in property, plant and
    equipment..........................                  (10)          (110,442)         (102,179)          (143,826)
  Investment in concessions............                   (3)           (30,170)          (24,777)           (24,691)
  Proceeds from sale of property, plant
    and quipment.......................                   11            124,234           695,503            380,017
  Proceeds from sales of
  concessions..........................                   --                 --           100,000                 --
  Investment in affiliated companies...                   (6)           (73,120)           (9,282)          (161,994)
  Proceeds from sale of
  investments..........................                   16            184,086           543,204          2,303,824
  Deferred asset.......................                  (41)          (467,019)          (35,390)           (35,623)
  Cash from disposal of discontinued
    operations.........................                   --                 --                --          1,133,005
                                           -----------------    ---------------    --------------    ---------------
  Cash provided by investing
  activities ..........................                  (33)          (372,432)        1,167,079          3,450,712
                                           -----------------    ---------------    --------------    ---------------

  FINANCING ACTIVITIES:
  Payments of long-term debt...........                  (55)          (608,887)         (373,872)          (985,606)
  Proceeds from long-term debt.........                   81            910,242         1,285,991            634,439
  Payments of notes payable............                  (26)          (291,291)         (743,825)        (1,030,240)
  Short-term debt......................                   15            167,043           109,858            111,558
  Repurchase of long-term debt.........                   --             (5,525)         (446,333)          (351,164)
  Issuance of common stock.............                  180          2,023,470                --                 --
  Increase (decrease) in minority
  interest.............................                   25            277,576          (255,570)          (872,477)
  Other long-term liabilities..........                   11            121,622           (43,015)          (119,296)
                                           -----------------    ---------------    --------------    ---------------
  Cash used in financing activities....                  231          2,594,250          (466,766)        (2,612,786)
                                           -----------------    ---------------    --------------    ---------------

  Net increase(decrease) in cash and
     cash equivalents..................                   77            863,846          (512,584)         1,015,164
  Cash and cash equivalents at
     beginning of the year.............                  280          3,146,462         3,986,125          2,859,922
  Effect of inflation and exchange
     rates on cash.....................                  (23)          (258,474)         (327,079)           111,039
                                           -----------------    ---------------    --------------    ---------------
  Cash and cash equivalents at end of
     the year..........................    $             334    Ps.   3,751,834    Ps.  3,146,462    Ps.   3,986,125
                                           =================    ===============    ==============    ===============

Cash paid for:
      Interest............................................       Ps.     514,292    Ps.    520,712    Ps.     864,308
      Income taxes........................................               184,293           307,514            140,195

      (4) Statement of Comprehensive Loss - The Company's statements of comprehensive loss for the years ended December 31, 2003, 2002 and 2001, giving effect to the U.S. GAAP adjustments described above, are set forth below:


                                                  Millions of
                                                  U.S. dollars (Convenience
                                                  Translation)
                                                   Year Ended                       Years Ended December 31,
                                                  December 31,       ---------------------------------------------------------
                                                      2003               2003                 2002                 2001
                                                  ---------------    -----------------    ---------------    -----------------
Net loss under U.S. GAAP.......................   $           (93)   Ps.    (1,048,870)   Ps.  (1,347,683)   Ps.    (4,406,492)
                                                  ---------------    -----------------    ---------------    -----------------
Other comprehensive loss:
   Gain  (loss)  due  to  holding   nonmonetary
     assets as reported under Mexican GAAP.....                10              116,730           (126,316)            (381,962)
   U.S. GAAP  adjustments to gain (loss) due to
     holding nonmonetary assets:
     Deferred income taxes.....................                --              (1,993)             (3,562)             (17,048)
     Deferred employee statutory                               --
       profit-sharing..........................                                     --                 --               13,451
     Restatement of foreign source fixed assets                --                   --            (28,764)              48,709
     Translation adjustment from sale of
       foreign subsidiaries....................                --                   --                 --             (230,718)
                                                  ---------------    -----------------    ---------------    -----------------
                                                               10              114,737           (158,642)            (567,568)
                                                  ---------------    -----------------    ---------------    -----------------
Comprehensive loss under U.S. GAAP.............   $           (83)   Ps.      (934,133)   Ps.  (1,506,325)   Ps.    (4,974,060)
                                                  ===============    =================    ===============    =================

      Accumulated other comprehensive income at December 31, 2003, 2002 and 2001, giving effect to the U.S. GAAP adjustments discussed above, and after the effects of various approvals by the stockholders to reclassify amounts in stockholders' equity (see Note 22.c), are Ps.757,722, Ps.642,985 and Ps.801,627, respectively. The only component of other comprehensive income is the loss due to holding nonmonetary assets under U.S. GAAP.

      (5) Earnings Per Share in Accordance With U.S. GAAP -- Basic earnings per share is calculated by dividing income (loss) available to common stockholders by the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated by adjusting net income and weighted average number of shares, under the assumption that the Company's convertible debentures and vested stock options have been converted to common stock as of the beginning of each period presented, to the extent such calculation is dilutive.

      As mentioned in Note 22.a and 22.b, on November 17, 2003, the Company's stockholders approved a rights issuance which resulted in a capital increase of 1,060,457,918 shares as of December 31, 2003. The capital increase concluded on January 9, 2004, after which the remaining 182,664,948 shares were paid-in and subscribed. Under U.S. GAAP, Statement on Financial Accounting Standards No. 128, "Earnings per Share", requires that basic and diluted earnings per share be adjusted retroactively for all periods presented as a result of a rights issuance. Presented below are earnings per share for the three fiscal years ended December 31, 2003, 2002 (as restated) and 2001 (as restated).

                                                                       Years Ended December 31,
                                                     ------------------------------------------------------------
                                                           2003                  2002                   2001
                                                     ----------------        ------------------    --------------
                                                                             (As Restated)         (As Restated)
                                                     ----------------        ------------------    --------------
Basic loss per share:
  As reported:
   Loss before discontinued operations......         Ps.       (1.360)       Ps.       (2.028)     Ps.     (6.960)
   Gain (loss) from discontinued operations                    (0.009)                  0.116               0.707
                                                     ----------------        ----------------      --------------
   Net loss per share.......................         Ps.       (1.369)       Ps.       (1.912)     Ps.     (6.253)
                                                     ================        ================      ==============
   Weighted average shares outstanding (000's)                766,134                 704,694             704,694
                                                     ================        ================      ==============

      (6) Stock Option Plan-- Options outstanding as of December 31, 2003 consist of 24,961,841 options with exercise prices ranging from Ps. 3.75 to Ps.
3.88 and a weighted-average remaining contractual life of 5.0 years. Such options vest ratably over a period of three years and, as of December 31, 2003, 2002 and 2001, options exercisable consist of 10,718,539, 4,954,469 and 1,957,735 options, respectively, at a weighted average exercise price of Ps. 3.78, 3.75 and 3.75, respectively. In accordance with the plan (see note 22.d), the exercise price of the option corresponds to the market price on the day before the grant date. Therefore, there was no compensation expense recognized in the financial statements, in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) for U.S. GAAP.

      The following table reflects the Company's employee stock option activity from January 1, 2001 through December 31, 2003, and the weighted average exercise prices:

                                                                                         Weighted Average
                                                                   Number of Shares       Exercise Price
                                                                   -----------------     ----------------
Options outstanding at January 1, 2001........                         8,529,197            3.75
Granted.......................................                         9,323,417            3.75
Forfeited.....................................                        (5,345,821)           3.75
                                                                      ----------
Options outstanding at December 31, 2001......                        12,506,793            3.75
Granted.......................................                         8,087,866            3.88
Forfeited.....................................                        (3,076,407)           3.78
                                                                      ----------
Options outstanding at December 31, 2002......                        17,518,252            3.80
Granted.......................................                         7,663,088            3.75
Forfeited.....................................                          (219,499)           3.83
                                                                      ----------
Options outstanding at December 31, 2003......                        24,961,841            3.79
                                                                      ==========

      APB 25 requires that compensation expense for a stock option plan is measured using the intrinsic value method whereby compensation expense for a fixed plan is recognized in an amount equal to the excess of the market price of the underlying stock over the exercise price of the option at the grant date.

     Under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," ("SFAS No. 123") and Statement of Financial Accounts Standards No. 148 "Accounting for Stock-Based compensation - Translation and Disclosure" (SFAS No. 148), the Company presents the following additional required disclosures to the financial statements below.

      The following table illustrates the effect on net loss for U.S. GAAP and net loss per share as if the Company had applied the fair value recognition provisions of FASB Statement No. 123 at December 31, 2003, 2002 and 2001. For purposes of these pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period.

                                                                          Year Ended December 31,
                                                            -----------------------------------------------------------------
                                                                   2003                    2002                   2001
                                                            -------------------     ------------------     ------------------
Net loss under US GAAP, as reported.....................    Ps.      (1,048,870)    Ps.     (1,347,683)    Ps.     (4,406,492)
Add:  Stock-based employee compensation expense
  determined using the fair value based method..........                (15,804)               (10,152)               (10,637)
                                                            -------------------     ------------------     ------------------
Pro forma net loss US GAAP..............................    Ps.      (1,064,674)    Ps.     (1,357,835)    Ps.     (4,417,129)
                                                            ===================     ==================     ==================
Net loss per share:
As reported (as restated for 2002 and 2001).............    Ps.          (1.369)    Ps.         (1.912)    Ps.         (6.253)
                                                            ===================     ==================     ==================
Pro forma (as restated for 2002 and 2001)...............    Ps.          (1.390)    Ps.         (1.927)    Ps.         (6.268)
                                                            ===================     ==================     ==================

      The fair value of the options granted used in order to calculate the pro forma amounts above, have been estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions: i) expected life of 7 years and expected volatility of 71% for 2003, 65% for 2002 and 60% for 2001, ii) risk-free interest rate of 7.25%, 6.71% and 14.8% for options granted during 2003, 2002 and 2001, respectively, and iii) no expected dividend yield. Based on these assumptions, the estimated fair value of employee stock options granted during 2003, 2002 and 2001 was Ps.1.69, Ps.2.69 and Ps. 2.86 per share, respectively, and the market price of the stock on the grant date was Ps.2.52, Ps.3.88 and Ps.3.75, respectively.

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The Company's options have characteristics that are significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.

      (7) Valuation and qualifying accounts- Changes in the Company's valuation and qualifying accounts are outlined in the table below. Rollforward information for the year ended December 31, 2003 for certain balances, as referenced below, is included in Note 17 of the Mexican GAAP financial statements. Additionally, rollforward information for the year ended December 31, 2003 and 2002, for the allowance for doubtful accounts is included in Note 5 of the Mexican GAAP financial statements:

                                      Balance at      Additions charged                                          Balance at
                                     Beginning of       to Costs and        Inflation                              End of
Description                              Year             Expenses           Effects       Deductions               Year
---------------------------------------------------------------------------------------------------------------------------
Allowance for impairment (1):

Year ended December 31, 2002         Ps.2,540,370     Ps.      --        Ps. (90,209)    Ps.  (800,311)(2)    Ps. 1,649,850

Year ended December 31, 2003            1,649,850         (19,326)(3)         20,397           (57,211)(2)        1,593,710

Provision for estimated contract
 losses:

Year ended December 31, 2002         Ps.  167,523     Ps. 151,666        Ps. (11,816)    Ps.   (31,337)(4)    Ps.   276,036(5)

Costs expected to be incurred at
 the end of the project:

Year ended December 31, 2002         Ps.  168,022     Ps.  15,363        Ps.  (3,155)    Ps.  (124,856)       Ps.    55,374(6)

Claims:

Year ended December 31, 2002         Ps.       --     Ps.  47,146        Ps.   1,872     Ps.        --        Ps.    49,018(7)

Contingencies and warranty
 reserves for construction
 contracts:

Year ended December 31, 2002         Ps.  397,120     Ps. 113,047        Ps. (21,416)    Ps.  (179,528)       Ps.   309,223(8)

(1) Includes impairment allowances related to the Company's property, plant and equipment, including those reported within discontinued operations and concessions.

(2)   Represents decreases due to disposals during the year.

(3)   Represents reversal of impairment related to a construction site.

(4) Represents decreases to the accrued loss resulting from the normal progression of work performed under contracts.

(5)   Ps.289,257 using the Restatement Factor (see Note 17).

(6)   Ps.58,026 using the Restatement Factor (see Note 17).

(7)   Ps.51,366 using the Restatement Factor (see Note 17).

(8)   Ps.324,034 using the Restatement Factor (see Note 17).

33.   New accounting standards

      Mexico

      In March 2003, the Mexican Institute of Public Accountants (IMCP) issued Bulletin C-15, "Impairment in the Value of Long-Lived Assets and Their Disposal" ("C-15"), whose adoption is mandatory for fiscal years beginning on or after January 1, 2004, although early adoption is encouraged. C-15 establishes, among other things, new rules for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides guidance as to indicators of impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. If such indicators of impairment exist, potential impairment must be determined and recognized unless there is conclusive evidence that the indicators of impairment are temporary. The calculation of such loss requires the determination of the recoverable value, which is now defined as the higher of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The accounting principles issued prior to this new Bulletin used future net cash flows, without requiring the discounting of such cash flows based on the purchasing power at the valuation date. As of December 31, 2003, the Company did not adopt the new provisions established in Bulletin C-15. However, based on the adoption of this new accounting principle as of January 1, 2004, although no indicators of impairment were present, the Company's management performed the necessary calculations on January 1, 2004 to determine the recovery value of the Company's most significant long-term assets, using the provisions of this new accounting principle. The Company's management concluded that such assets do not require any adjustment.

      In May 2003, the IMCP issued Bulletin C-12, "Financial Instruments of a Debt or Equity Nature or a Combination of Both" ("C-12"), whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early adoption is encouraged. C-12 is the compilation of the standards issued by the IMCP with respect to the issue of debt or equity financial instruments, or a combination of both, and includes additional standards for the accounting recognition of these instruments. Consequently, C-12 indicates the basic differences between liabilities and stockholders' equity and establishes the rules for classifying and valuing the components of debt and equity of combined financial instruments in the initial recognition. Subsequent recognition and valuation of liabilities and stockholders' equity of the financial instruments is subject to the standards issued previously in the applicable bulletins.

      Since the Company has not issued financial instruments of a debt or equity nature, management believes this new accounting principle will not have significant effects on its financial position and results of operations.

United States of America

      On January 1, 2003, the Company adopted Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations. SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. The adoption of SFAS No. 143 did not have a material impact on the Company's results of operations, financial position or cash flows.

      On January 1, 2003, the Company adopted SFAS No. 146, "Accounting for the Costs Associated with Exit or Disposal Activities." SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002 and requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. As the Company did not have any exit or disposal activities during the current year, there was no effect of adoption on the Company's financial position, results of operations or cash flows.

      In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor's obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation were applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements were effective for financial statement periods ending after December 15, 2002. The Company has disclosed the guarantees subject to FIN 45 in its Mexican GAAP financial statements (see Note 21). The Company did not have any guarantees which would require measurement and recognition under FIN 45.

      In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). In December 2003, FIN 46 was replaced by FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46(R)"). FIN 46(R) clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46(R) requires an enterprise to consolidate a variable interest entity if that enterprise will absorb a majority of the entity's expected losses, is entitled to receive a majority of the entity's expected residual returns or both. For investments in variable interest entities formed after December 31, 2003, the Company will be required to apply FIN 46(R) as of January 1, 2004. For investments in variable interest entities formed on or before December 31, 2003, the Company will be required to apply FIN 46(R) in the first annual period beginning after December 15, 2004. Management does not believe that the adoption of FIN 46(R) will have a material effect on its financial position, results of operations or cash flows.

      In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments be classified as liabilities that were previously considered equity. The provisions of SFAS No. 150 were effective for financial instruments entered into or modified after May 31, 2003, and for pre-existing instruments, is effective at the beginning of the first interim period beginning January 1, 2004. The Company does not expect that the adoption of SFAS No. 150 will have a material impact on its financial position, results of operations or cash flows.

      In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". The revisions to SFAS No. 132 retain the disclosure requirements contained in the original SFAS No. 132 but require additional disclosures describing the types of plan assets, investment strategy, measurement dates, plan obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The Company does not consider that such additional disclosure is necessary based on the materiality of its labor obligations when compared to the financial statements taken as a whole.