Form 20-F
period 2004-12-31
ICA CORP
filed 2005-06-30
CIK 885012

As filed with the Securities and Exchange Commission on June 30, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

Annual Report Pursuant to Section 13 or
15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2004

Commission File Number 1-11080

EMPRESAS ICA, S.A. de C.V.

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

Shares of common stock, without par value: 1,865,054,114

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☑

i

PART I

Introduction

     Empresas ICA, S.A. de C.V., or ICA, is a corporation (sociedad anonima de capital variable) organized under the laws of the United Mexican States, or Mexico. Our principal executive offices are located at Mineria No. 145, Edificio Central, 11800 Mexico City, Mexico.

Item 1. Identity of Directors, Senior Management and Advisors

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

     Our financial statements are prepared in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 30 to our financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our net income and total stockholders’ equity.

     We publish our financial statements in Mexican pesos. Pursuant to Mexican GAAP, our financial statements included in this report and financial data for all periods throughout this annual report, unless otherwise indicated, have been restated in constant Mexican pesos as of December 31, 2004.

     This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.11.1540 to U.S.$1.00, the noon buying rate for Mexican pesos on December 31, 2004 as published by the Federal Reserve Bank of New York. On June 27, 2005 the Federal Reserve noon buying rate was Ps.10.81 to U.S.$1.00.

     The term “billion” as used in this annual report means 1,000 million. Certain amounts in this annual report may not total due to rounding.

     References in this annual report to “UDI” are to Unidades de Inversion, a Mexican peso currency equivalent indexed for Mexican inflation. UDIs are units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the Mexican National Consumer Price Index, or NCPI. As of June 30, 2005, one UDI was equal to approximately Ps.3.56.

     Our financial statements were prepared giving effect to Bulletin B-10, Bulletin B-12, and Bulletin B-15 issued by the Mexican Institute of Public Accountants. Generally, Bulletin B-10 is designed to provide for the recognition of certain effects of inflation by requiring us to record gains or losses in purchasing power from holding monetary liabilities or assets and to restate to constant Mexican pesos as of the date of the most recent balance sheet presented:

•	non-monetary assets of Mexican origin using the NCPI,

•	non-monetary assets of foreign origin using the consumer price index of the country of origin applied to the historical cost of the asset denominated in the relevant foreign currency and then translated into Mexican pesos at the exchange rate in effect at the most recent balance sheet date, and

•	non-monetary liabilities using the NCPI. Bulletin B-10 requires the restatement of all financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented.

Bulletin B-12 requires that the statement of changes in financial position reconcile changes from the restated historical balance sheet to the current balance sheet. Bulletin B-15 requires that prior period financial statements be restated using a weighted average multiplier that reflects the NCPI for our Mexican operations and the inflation and currency exchange rate in the countries where our foreign subsidiaries operate for our foreign operations.

     The difference between inflation accounting under Mexican GAAP and U.S. GAAP is not required to be included in the reconciliation to U.S. GAAP. See note 30 to our financial statements.

     The following tables present our selected consolidated financial information and that of our subsidiaries for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes to our financial statements.

	Year Ended December 31,
	2004		2004		2003		2002		2001		2000
	(Millions		(Thousands of Mexican pesos, except per share and per ADS data)
	of U.S. dollars)(1)
Income Statement Data:
Mexican GAAP:
Total revenues	U.S.$	1,174	Ps.	13,098,425	Ps.	9,902,664	Ps.	9,014,808	Ps.	11,091,228	Ps.	13,267,235
Gross profit		147		1,645,035		990,435		1,263,074		757,307		873,846
Selling, general and administrative expense		101		1,122,849		947,792		1,094,415		1,636,232		1,504,547
Operating income (loss)		47		522,186		42,643		168,659		(878,924)		(630,701)
Financing (income) cost, net		(1)		(12,442)		385,085		491,954		579,409		724,494
Other expense, net(2)		1		15,846		284,665		244,579		3,413,515		150,789
Income tax expense (benefit)(3)		46		509,957		343,681		582,726		244,791		(138,672)
Share in income (loss) of affiliated companies		16		174,809		(173,052)		(142,172)		(63,270)		(129,682)
Income (loss) from continuing operations(5)		14		155,780		(1,147,145)		(1,346,996)		(5,154,161)		(1,556,018)
Income (loss) from discontinued operations(5)		—		—		—		—		295,221		(161,216)
Consolidated net income (loss)		14		155,780		(1,147,145)		(1,346,996)		(4,858,940)		(1,717,234)
Net income (loss) of minority interest		6		63,064		(38,791)		146,737		212,329		218,244
Net income (loss) of majority interest		8		92,716		(1,108,354)		(1,493,733)		(5,071,269)		(1,935,478)
Net earnings (loss) per share of majority interest from continuing operations(6)		—		0.05		(1.60)		(2.40)		(8.63)		(2.85)
Net earnings (loss) per share of majority interest from discontinued operations(6)		—		—		—		—		0.47		(0.26)
Net earnings (loss) per share of majority interest(6)		—		0.05		(1.60)		(2.40)		(8.16)		(3.11)
Net income (loss) per ADS of majority interest(6)		—		0.30		(9.58)		(14.42)		(48.95)		(18.71)
Diluted earnings (loss) per share of majority interest(6)		—		0.05		(1.60)		(2.40)		(8.16)		(3.11)
Diluted earnings (loss) per ADS of majority interest(6)		—		0.30		(9.58)		(14.42)		(48.95)		(18.71)
Dividends per share (7)		—		—		—		—		—		—
Dividends per ADS(7)		—		—		—		—		—		—
Weighted average shares outstanding (000s):

Basic		—		1,861,061		694,509		621,561		621,561		620,524
Diluted		—		1,861,061		694,509		621,561		621,561		620,524
U.S. GAAP:
Total revenues(4)		1,166		13,004,661		9,805,810		8,024,702		9,491,943		11,609,786
Operating income (loss)(4)(8)		46		518,473		(140,827)		(108,083)		(4,112,000)		(1,061,332)
Income (loss) from continuing operations(4)(5)(9)		(2)		(22,736)		(1,077,762)		(1,508,879)		(4,423,657)		(1,608,848)
Income (loss) from discontinued operations(4)(5)		6		59,567		(25,544)		91,250		(211,532)		(298,514)
Consolidated net income (loss)		4		36,831		(1,103,306)		(1,417,629)		(4,635,189)		(1,907,362)
Basic earnings (loss) per share from:
Continuing operations(6)		—		0.01		(1.41)		(1.88)		(6.88)		(3.13)
Discontinued operations(6)		—		0.03		(0.03)		0.13		(0.30)		(0.42)
Basic income (loss) per share(6)		—		0.02		(1.44)		(2.01)		(6.58)		(2.71)
Basic earnings (loss) per ADS(6)		0.01		0.12		(9.53)		(13.68)		(44.74)		(18.44)
Diluted earnings (loss) per share(6)		—		0.02		(1.44)		(2.01)		(6.58)		(2.71)
Diluted loss per ADS(6)		0.01		0.12		(9.53)		(13.68)		(44.74)		(18.44)

	Year Ended December 31,
	2004		2004		2003		2002		2001		2000
	(Millions		(Thousands of Mexican pesos, except per share and per ADS data)
	of U.S. dollars)(1)
Weighted average shares outstanding (000s):
Basic		—		1,860,180		766,134		704,694		704,694		703,962
Diluted		—		1,860,180		766,134		704,694		704,694		703,962
Balance Sheet Data:
Mexican GAAP:
Total assets	U.S.$	1,860	Ps.	20,741,424	Ps.	16,501,593	Ps.	15,991,304	Ps.	21,014,243	Ps.	30,307,930
Long-term debt (10)		570		6,360,588		3,333,653		4,424,997		4,438,331		4,690,216
Capital stock		811		9,047,015		8,541,280		6,752,820		6,873,568		8,677,870
Total stockholders’ equity		541		6,029,354		5,525,099		4,341,370		6,082,756		12,414,076

U.S. GAAP:
Total assets		1,850		20,634,087		16,268,233		15,422,905		19,935,056		28,873,107
Long-term debt (10)		570		6,360,588		3,383,510		4,285,888		4,223,288		4,528,473
Capital stock		811		9,047,015		8,669,021		6,853,812		6,976,366		8,807,653
Total stockholders’ equity		489		5,443,488		5,118,764		3,972,890		5,557,394		10,789,610
Other Data:
Mexican GAAP:
Capital expenditures		96		1,066,439		643,052		188,217		293,852		1,524,542
Depreciation and amortization		83		922,301		571,585		462,391		1,394,491		1,305,888
Inflation Data:
Change in consumer price index		—		5.19		3.97		5.70		4.40		8.95
Restatement factor		—		3.64		8.95		7.59		2.89		7.84

(1)	Except share and inflation data. Amounts stated in U.S. dollars as of and for the year ended December 31, 2004 have been translated at a rate of Ps.11.1540 = U.S.$1.00 using the Federal Reserve noon buying rate on December 31, 2004. See “—Exchange Rates.”

(2)	Includes for 2004 other expense of Ps.32 million relating to severance costs and a Ps.161 million reversal of an impairment charge related to a concession. Includes for 2003 other expense of Ps.49 million relating to severance costs, Ps.126 million in costs associated with the curtailment of the pension plan and Ps.20 million in other expenses relating to a reversal of an impairment charge related to an investment in property, plant and equipment. Includes for 2002 other expense of Ps.129 million relating to severance costs, and other expense of Ps.86 million from the write-off of recoverable value-added taxes. Includes for 2001 other expense of Ps.3,702 million relating to an impairment of an investment in property, plant and equipment, goodwill and severance costs. See, “Item 5. Operating and Financial Review and Prospects—Operating Result—Other Expenses, Net.”

(3)	Effective January 1, 1999, we adopted Bulletin D-4 “Accounting Treatment of Income Tax, Tax on Assets and Employee Statutory Profit Sharing.”

(4)	During 2004, 2003 and 2002, we sold our interest in several of our subsidiaries. Under U.S. GAAP, such sales would have been treated as discontinued operations. Accordingly, we have restated the U.S. GAAP income statement data for 2000 through 2003 for comparative purposes. See note 30 to our financial statements.

(5)	Our construction aggregates and manufacturing segments are reported as discontinued operations as a result of the sale of our interest in subsidiaries engaged in the construction aggregates segment in 2001 and the disposition of our manufacturing segment in 2000. The consolidated financial information presented in this annual report for 2000 has been restated for comparative purposes.

(6)	Basic earnings (loss) per share and per ADS are based on the weighted average number of shares outstanding during each period. Diluted earnings (loss) per share and per ADS are calculated by giving effect to all potentially dilutive common shares outstanding during the period. For purposes of U.S. GAAP, we adopted the provisions of SFAS No. 128, “Earnings per Share,” effective January 1, 1997. See note 30 to our financial statements.

(7)	Dividends per share and per ADS are based on the actual shares outstanding on the date the dividend was declared.

(8)	There are differences in the classification of (i) certain expenses recorded under “other expenses (income)” as a result of severance costs, the write-off of value added tax and the allowance and reversal for impairment of investments in concessions, property, plant and equipment and goodwill and (ii) employee statutory profit sharing. Under Mexican GAAP, these expenses are treated as non-operating expenses and are not deducted in calculating operating income (loss), whereas under U.S. GAAP these expenses are treated as operating expenses and are deducted in calculating operating income (loss). Such amounts for 2004, 2003, 2002 and 2001 totaled Ps.32 million, Ps.158 million, Ps.208 million and Ps.3,522 million, respectively. See note 30 to our financial statements.

(9)	In 2002, we adopted SFAS No.145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No.13 and Technical Corrections.” Consequently, for purposes of our U.S. GAAP reconciliation, we no longer classify gains or losses on the early extinguishment of debt as an extraordinary item. The U.S. GAAP income statement data for 2000 through 2001 has been restated for comparative purposes.

(10)	Excluding current portion of long-term debt.

     The principal differences other than inflation accounting between Mexican GAAP and U.S. GAAP and the effect upon net income and total stockholders’ equity are presented below. See note 31 to our financial statements.

	Year Ended December 31,
	2004		2004		2003		2002		2001		2000
	(Millions		(Thousands of Mexican pesos)
	of U.S.
	dollars)(1)
Reconciliation of net income:
Net income (loss) reported under Mexican GAAP	U.S.$	8	Ps.	92,716	Ps.	(1,108,354)	Ps.	(1,493,733)	Ps.	(5,071,269)	Ps.	(1,935,478)
U.S. GAAP adjustments for:
B-15 Effect		—		—		(16,576)		46,958		245,711		66,744
Deferred income taxes		1		(3,672)		39,832		43,777		(9,758)		(69,495)
Deferred employee statutory profit sharing		—		—		—		(52,838)		(26,168)		(38,947)
Capitalization of financing costs		6		64,771		35,319		16,920		(11,893)		(24,637)
Restatement of foreign sourced fixed assets		(1)		(14,279)		(29,590)		(6,669)		(58,469)		(36,602)
Gain on sale of foreign subsidiaries		—		—		—		—		242,692		—
Exchange loss from Argentinean subsidiary		—		—		—		27,184		(27,184)		—
Compensation cost option plan		—		(2,257)		—		—		—		—
Impairment reversal		(14)		(158,183)		(20,329)		—		—		—
Fair value interest cap		5		57,900		—		—		—		—
Minority interest applicable to above adjustments		—		(165)		(3,608)		772		81,149		131,053

Net income (loss) under GAAP	U.S.$	4	Ps.	36,831	Ps.	(1,103,306)	Ps.	(1,417,629)	Ps.	(4,635,189)	Ps.	(1,907,362)

Reconciliation of stockholders’ equity
Total stockholders’ equity reported under Mexican GAAP	U.S.$	541	Ps.	6,029,354	Ps.	5,525,099	Ps.	4,341,370	Ps.	6,082,756	Ps.	12,414,076
B-15 effect		—		—		82,632		(136,480)		(294,718)		(428,120)
Less minority interest in consolidated subsidiaries included as stockholders’ equity under Mexican GAAP		(45)		(496,429)		(442,881)		(166,320)		(169,819)		(1,140,394)

		496		5,532,925		5,164,850		4,038,570		5,618,219		10,845,562

U.S. GAAP adjustments for:
Effect on retained earnings from:
Deferred income taxes		(179)		(1,999,034)		(1,995,362)		(2,035,194)		(2,078,971)		(2,069,212)
Deferred employee statutory profit sharing		(19)		(216,553)		(216,553)		(216,553)		(163,715)		(137,546)
Restatement of foreign sourced fixed assets		(18)		(205,682)		(191,403)		(161,813)		(155,145)		(96,676)
Capitalization of financing costs		(5)		(51,287)		(116,058)		(151,377)		(168,297)		(156,404)
Gain on sale of foreign subsidiaries		22		242,692		242,692		242,692		242,692		—
Exchange loss from Argentinean subsidiary		—		—		—		—		(27,184)		—
Interest cap		5		57,900		—		—		—		—
Impairment reversal		(16)		(178,512)		(20,329)		—		—		—
Effect on insufficiency from restatement of capital related to:
Deferred income taxes		139		1,550,808		1,540,534		1,542,630		1,546,377		1,564,310
Deferred employee statutory profit sharing		7		76,040		76,040		76,040		76,040		61,892
Restatement of foreign sourced fixed assets		18		203,999		203,999		203,999		234,256		183,019
Gain on sale of foreign subsidiaries		(22)		(242,692)		(242,692)		(242,692)		(242,692)		—
Cumulative effect for D-4 adoption		44		486,360		486,360		486,360		486,360		486,360
Minority interest applicable to above adjustment		17		186,523		186,686		190,228		189,454		108,305

Stockholders equity under U.S. GAAP	U.S.$	489	Ps.	5,443,487	Ps.	5,118,764	Ps.	3,972,890	Ps.	5,557,394	Ps.	10,789,610

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

	Exchange Rate(1)
Year Ended December 31,	Period End	Average(1)	High	Low
2000	9.62	9.46	10.09	9.18
2001	9.16	9.33	9.97	8.95
2002	10.43	9.75	10.46	9.00
2003	11.24	10.85	11.41	10.11
2004	11.15	11.31	11.63	10.80

(1) Average of exchange rates on the last day of each month.

	Exchange Rate
	High	Low
2004
December	11.33	11.11
2005
January	11.41	11.17
February	11.21	11.04
March	11.33	10.98
April	11.23	11.04
May	11.03	10.86
June (through June 27)	10.88	10.76

     On June 27, 2005, the Federal Reserve noon buying rate was Ps.10.81 to U.S.$1.00.

     For a discussion of the effects of fluctuations in the exchange rates between the Mexican peso and the U.S. dollar, see “Item 10. Additional Information—Exchange Controls.”

RISK FACTORS

Risks Related to Our Operations

We have faced liquidity constraints in recent years.

     In recent years we have faced substantial constraints on our liquidity. Our expected future sources of liquidity include cash flow from our construction activities, third party financing to fund our projects’ capital requirements and, to a lesser extent, the continuation of our non-core asset divestment program, as well as the sale of certain other assets related to our core operations, such as construction machinery and equipment. There can be no assurance that we will be able to continue to generate liquidity from any of these sources.

     We continue to face liquidity constraints as a result of additional financing needs for new projects that require full or partial financing and guarantees in the form of letters of credit and continuing financing needs from our current projects. There can be no assurance we will not face similar liquidity constraints in the future. See “Item 5. Operating and Financial Review and Prospects¯Liquidity and Capital Resources.”

Our results of operations and financial condition are dependent on the El Cajon hydroelectric project.

     In March 2003, the Mexican Federal Electricity Commission (Comision Federal de Electricidad, or CFE) awarded a U.S.$748 million contract for the engineering, procurement and construction of the El Cajon hydroelectric project to Constructora Internacional de Infraestructura, S.A. de C.V., or CIISA, a consortium in which two of our subsidiaries hold a combined 61% interest. The terms of the contract require that the contractor secure financing for its project costs. Because CFE will pay for the project upon completion, and the financing obtained by CIISA will cover only the project’s cash costs, we do not expect this project to generate any significant cash flow to us until completion, which is currently expected to occur in 2007. However, because we recognize revenues from our construction projects under the percentage of completion accounting method, the El Cajon hydroelectric project represented a material portion of our revenues in recent years, and is expected to continue to generate a material portion of our revenues in 2005, 2006 and 2007. The El Cajon hydroelectric project generated Ps.3,064 million and Ps.921 million of revenue, or 23% and 9% of total revenue, in 2004 and 2003, respectively. The El Cajon hydroelectric project is expected to continue to represent a substantial portion of our receivables and our indebtedness. At December 31, 2004, we had Ps.3,671 million in contract receivables and Ps.4,864 million of debt on our balance sheet relating to the El Cajon hydroelectric project. See note 5 to our financial statements.

Financing requirements for the El Cajon hydroelectric project may further constrain our liquidity.

     CIISA is required to post a performance bond or a letter of credit for the benefit of CFE equal to 10% of the value of the work to be performed each calendar year. CIISA obtained the U.S.$30 million letter of credit required for 2004 and the U.S.$30 million letter of credit for 2005, and is required to obtain a U.S.$10 million letter of credit for 2006 and a U.S.$1 million letter of credit for 2007. The letters of credit for any given year must be obtained by December 31 of the preceding year. As owners of 61% of CIISA, we are required to obtain 61% of the aforementioned letters of credit, and the balance is expected to be provided by the other shareholders of CIISA.

     CIISA obtained permanent financing for the El Cajon hydroelectric project in the first quarter of 2004, consisting of a U.S.$452.4 million syndicated loan and a U.S.$230 million bond. The syndicated loan and bond contain various restrictive covenants typical for project financing. The permanent financing required that CIISA obtain U.S.$26 million in letters of credit to be used as collateral for the financing. The terms of the syndicated loan also include a U.S.$53 million contingent facility that can be drawn upon to cover increases in the cost of the project or if CFE requests that additional works be done on the project, and a U.S.$28 million cost-overrun facility that can be drawn upon to cover cost-overruns.

Disbursements under the cost-overrun facility are contingent upon CIISA obtaining additional letters of credit, if CIISA does not meet certain minimum financial ratios based on a percentage of certified work completed on the project. There can be no assurance that CIISA will not be required to obtain additional letters of credit in the future or, if so required, that it will be able to obtain such letters of credit. Additionally, in 2007 CIISA will be required to post a two-year quality guaranty for the power generation units and related works on the El Cajon hydroelectric project in the amount of U.S.$6 million.

     As a result of the ongoing obligation to obtain letters of credit for the El Cajon hydroelectric project and our obligations to make payments when due on the financing agreement, the project may constrain our liquidity and may limit our ability to devote cash resources to other projects or needs. There can be no assurance that these requirements will not have a material adverse effect on our liquidity, financial condition or results of operation.

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

Under our construction contracts, we are increasingly required to assume the risk of inflation, exchange rate fluctuations, increases in the cost of raw materials and errors in contract specifications.

     Historically, a majority of our construction business was conducted under unit price contracts, which contain an “escalation” clause that permits us to increase unit prices to reflect the impact of increases in the costs of labor, materials and certain other items due to inflation. These unit price contracts allow flexibility in adjusting the contract price to reflect work actually performed and the effects of inflation. More recently, however, our construction contracts have been increasingly fixed price or not-to-exceed contracts, under which we are committed to provide materials or services at fixed unit prices, including our two major raw material requirements – cement and steel. Fixed price and not-to-exceed contracts shift the risk of any increase in our unit cost over our unit bid price to us. See “Item 4. Information on the Company—Business Overview—Description of Business Segments—Construction—Contracting Practices.”

     In recent years, we have experienced significant losses in several projects due to risks assumed by us in fixed price and not-to-exceed contracts, and we may face similar difficulties in the future. For example, a number of our construction contracts, including the El Cajon construction contract, specify fixed prices per ton of steel for a variety of steel products. Prices for various steel products increased significantly between 2003 and 2005, which we believe has primarily been the result of substantially increased economic activity in China. Under the terms of many of our fixed price contracts, we have been required to bear the cost of the increases in the cost of steel from the time we entered into the contracts, which has adversely affected our results of operations. We do not enter into long-term purchase contracts for cement or steel and, instead, rely on purchases from various suppliers. In the future, we may be adversely affected increases in the prices of other raw materials used in our projects.

     We may also run into other construction and administrative cost-overruns, including as a result of incorrect contract specifications, that we are unable to pass on to the customer. We expect that, because of conditions attendant to financing arrangements, future concession-related, infrastructure and industrial construction contracts may not permit an adjustment of the contract price for additional work done due to incorrect project specifications. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Construction—Civil Construction.”

The increase in the cost of steel may adversely affect the El Cajon hydroelectric project.

     Under the terms of the El Cajon contract, we are required to bear the risk of any increases in the cost of raw materials from the time we entered into the contract, other than those which under Mexican law applicable to public works contracts are a consequence of general, unforeseeable economic circumstances that are out of the parties’ control. On May 18, 2004, the Mexican Comptroller’s Office (Secretaria de la Funcion Publica) issued a decree recognizing that the aforementioned increase in steel prices constituted a general, unforeseeable economic circumstance that was out of the control of the Government’s contractors (including our subsidiary CIISA). The Comptroller’s Office decree authorized government agencies that are party to construction contracts affected by the increase in steel prices to amend their existing construction contracts to account for the extraordinary price increase.

     Based on the authority granted by the decree, CIISA and CFE entered into an amendment to the El Cajon contract, which increased the total amount CIISA will be paid upon completion of the project by approximately U.S.$43 million, plus value added tax, the sum of which is equivalent to approximately 5.7% of the contract amount. We will, however, be required to finance the additional costs associated with the increase in steel prices until the completion of the El Cajon contract. We may be required to use the U.S.$53 million contingent facility obtained as part of the project’s permanent financing to finance the additional costs associated with the increase in the price of steel. There can be no assurance that we will be able to obtain additional sources of funding to finance the increase in the cost of steel, or that the failure to obtain such financing will not have a material adverse effect on our financial condition or results of operations.

A substantial percentage of our cash and cash equivalents are held through less-than-wholly owned subsidiaries that restrict our access to their resources.

     As of March, 31 2005, we had total cash and short term investments of Ps.3,031 million (expressed in constant pesos as of March 31, 2005), as compared to Ps.3,540 million as of December 31, 2004, Ps.3,889 million as of December 31, 2003 and Ps.3,261 million as of December 31, 2002. As of March 31, 2005, we held 79% of our total cash and short-term investments through less-than-wholly owned subsidiaries (57% in ICA-Fluor, 20% in CIISA and 2% in Rodio Cimentaciones Especiales S.A. and Kronsa Internacional S.A., our Spanish construction subsidiaries, which we refer to as Rodio/Kronsa). The remainder of our total cash and short-term investments (Ps.620 million (expressed in constant pesos as of March 31, 2005)) was held at the parent company or in other operating subsidiaries. The use of cash and cash equivalents by ICA-Fluor, CIISA or Rodio/Kronsa requires the consent of the other shareholders, which are the Fluor Corporation, in the case of ICA-Fluor, La Peninsular Compañia Constructora, S.A. de C.V., Power Machines-ZTL, LMZ, Electrosila and Energomachtexport S.A. in the case of CIISA and Soletanche Bachy Group, in the case of Rodio/Kronsa. At March 31, 2005, we had unrestricted access to Ps.633 million of our cash and cash equivalents.

We have had substantial losses in recent years.

     In recent years, we have suffered recurring losses. We reported operating losses of Ps.879 million and Ps.631 million in 2001 and 2000, respectively, and net losses of Ps.1,147 million in 2003, Ps.1,347 million in 2002 and Ps.4,859 million in 2001. In 2004, we reported both operating income and net income. Our long term profitability is dependent in significant part on our ability to implement more selective contracting practices and other productivity improvements, as well as various factors outside of our control, such as Mexican public sector spending on infrastructure, the demand for construction services, the cost of materials such as steel and cement, prevailing financing conditions and availability, and exchange and interest rates. There can be no assurance that we will be able to effectively implement more selective contracting practices and other productivity improvements, obtain financing on favorable terms, or that these various factors will not have an adverse effect on our financial condition or results of operations.

Some of our assets are pledged to issuers of letters of credit and under other credit arrangements.

     As of March 31, 2005, some our assets were pledged to issuers of letters of credit and under other credit arrangements, including Ps.228 million of cash and cash equivalents. These assets are pledged to a number of Mexican banks, including: Banco Nacional de Comercio Exterior, S.N.C., or Bancomext, Banco Mercantil del Norte, S.A., or Banorte, and Inversora Bursatil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, or Casa de Bolsa Inbursa. The assets we have pledged include: dividends payable to us by Aeroinvest S.A. de C.V., or Aeroinvest (an affiliate that indirectly holds interests in airport concessions); construction machinery and equipment owned by Ingenieros Civiles Asociados, S.A. de C.V. (a construction subsidiary); cash held by Constructoras ICA, S.A. de C.V., or CICASA (a subsidiary holding company); a portion of the cash held by ICA-Fluor; the portion of cash flow that represents free cash flow from Corredor Sur and from the Acapulco tunnel; an office building located at Mineria No. 130, Mexico City; real property assets of our subsidiary of PRET, S.A., or PRET, (a subsidiary that manufactures concrete); and our holdings in Holding Dicomex S.A. de C.V., or Dicomex (a construction affiliate) and ICA Panama. We expect that most of the assets securing letters of credit will remain pledged until the letters of credit secured by these assets expire. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these banks and our ability to incur further debt (whether secured or unsecured) is limited.

We may have difficulty obtaining the letters of credit and bonds that we require in the normal course of our operations.

     Historically, our clients have required us to obtain bonds to secure, among other things, bids, advance payments and performance. In recent years, however, our clients, including CFE with the El Cajon hydroelectric project, have been increasingly requiring letters of credit and other forms of guarantees to secure such bids, advance payments and performance. In light of our current financial condition and our recent losses, we have found it increasingly difficult to obtain the performance bonds or letters of credit necessary to perform the large infrastructure projects that historically have generated a substantial majority of our revenues. Because we have pledged assets to Bancomext, Banorte and Casa de Bolsa Inbursa in order to secure letters of credit from each of these banks, our ability to provide additional letters of credit and other forms of guarantees secured with assets is limited, which may impact our ability to participate in projects in the future.

The nature of our engineering and construction business exposes us to potential liability claims and contract disputes, which may reduce our profits.

     We engage in engineering and construction activities for large facilities where design, construction or systems failures can result in substantial injury or damage to third parties. We have been and may in future be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters. These claims generally arise in the normal course of our business. When it is determined that we have liability, we may not be covered by insurance or, if covered, the dollar amount of these liabilities may exceed our policy limits. In addition, even where insurance is maintained for such exposures, the policies have deductibles resulting in our assuming exposure for a layer of coverage with respect to any such claims. Any liability not covered by our insurance, in excess of our insurance limits or, if covered by insurance but subject to a high deductible, could result in a significant loss for us, which may reduce our profits and cash available for operations.

Our use of the percentage-of-completion method of accounting could result in a reduction or reversal of previously recorded revenues or profits.

     Under our accounting procedures, we measure and recognize a large portion of our revenues and profits under the percentage of completion accounting methodology. This methodology allows us to recognize revenues and profits ratably over the life of a construction contract without regard for the timing of receipt of cash payment by comparing the amount of the costs incurred to date against the total amount of costs expected to be incurred. The effect of revisions to revenues and estimated costs is recorded when the amounts are known and can be reasonably estimated, and these revisions can occur at any time and could be material. On a historical basis, we believe that we have made reasonably reliable estimates of the progress towards completion on our long-term contracts. However, given the uncertainties associated with these types of contracts, it is possible for actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded revenues and profits.

Our performance is tied to Mexican public-sector spending on infrastructure and industrial facilities.

     Our performance historically has been tied to Mexican public-sector spending on infrastructure facilities and to our ability to bid successfully for such contracts. Mexican public-sector spending, in turn, generally has been dependent on the state of the Mexican economy. In recent years, Mexican-public sector spending on infrastructure projects has decreased. In 2004, however, according to data published by the National Institute of Statistics, Geography and Informatics (Instituto Nacional de Estadistica, Geografia e Informatica, or INEGI), Mexican public-sector spending on infrastructure projects increased by 7.7%. A decrease in public-sector spending as a result of a deterioration of the Mexican economy, changes in Mexican governmental policy, or for other reasons are likely to have an adverse effect on our financial condition and results of operations.

Our participation in projects outside Mexico involves greater risks than those typically faced in Mexican projects.

     From 1994 to 2002, our strategy had been to place greater emphasis on our international operations in order to compensate for the lower level of construction activity in Mexico following the December 1994 Mexican peso devaluation and the resulting economic crisis in Mexico. We pursued this strategy through acquisitions of foreign companies, such as CPC S.A., or CPC, our Argentine subsidiary, as well as through the direct involvement by our Civil Construction and Industrial Construction segments in foreign projects, such as the Corredor Sur highway concession in Panama and the Malla Vial street network refurbishment project in Colombia. To date, our foreign projects in Latin America have generated mixed results. We had losses on projects such as the Malla Vial street network refurbishment project in Colombia, the construction of a segment of the light rail system in Puerto Rico, the construction of the San Juan Coliseum in Puerto Rico and the construction of the AES power project in the Dominican Republic. As a result of these losses, we have become more selective in our involvement in international operations, and are placing limits on international operations based on risks related to the project’s location, the client and the risks inherent to particular projects. However, there can be no assurance we will be successful in these efforts.

We have increasingly been required to meet minimum equity requirements or financial ratios in order to bid on large public infrastructure projects.

     In recent years, we have increasingly been required to meet minimum equity requirements or certain financial ratios in order to bid on large public infrastructure projects. For example, Petroleos Mexicanos, or Pemex, Mexico’s state-owned oil company, has increasingly required that companies that submit bids for certain of its public projects meet minimum equity requirements. Similarly, Mexico City’s government has increasingly required that companies submitting bids for its public works projects meet certain minimum financial ratios. Although we have historically been able to comply with such requirements, there can be no assurance that we will be able to do so in the future, or that the failure to do so would not have an adverse effect on our financial condition and results of operations.

Competition from foreign construction companies may adversely affect our results of operations.

     The market for construction services in Mexico is highly competitive. As a result of the integration of the Mexican economy into the global economy, we must compete with foreign construction companies on most of the industrial and infrastructure projects on which we bid in Mexico. We believe that competition from foreign companies has adversely affected the Mexican construction industry’s operating margins, including our own, as foreign competition has driven down pricing and allowed sponsors of many infrastructure construction and industrial construction projects to require contractors to provide construction on a “turnkey” basis, which increase our financial risks. Many of our foreign competitors have better access to capital and greater financial and other resources, which affords them a competitive advantage in bidding for such projects. See “Item 4. Information on the Company—Business Overview—Description of Business Segments—Industrial Construction.”

Our backlog of construction contracts is not necessarily indicative of our future revenues.

     The amount of backlog is not necessarily indicative of our future revenues related to the performance of such work. Although backlog represents only business that is considered to be firm, there can be no assurance that cancellations or scope adjustments will not occur. As of March 31, 2005, Ps.3,841 million or 19% of our construction backlog as of March 31, 2005 was related to the El Cajon hydroelectric project, which we expect to complete in 2007, and Ps.7,549 million or 35% of our construction backlog as of March 31, 2005 was related to a contract with Pemex for the reconfiguration of Package II of the Minatitlan refinery for Pemex, including auxiliary services, wastewater treatment and integration works at the facility, which we expect to complete in 2008. We refer to this project as Package II of the Minatitlan refinery project. We cannot assure you that we will secure contracts equivalent in scope and duration to replace the backlog. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Construction—Construction Backlog.”

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

     Our return on any investment in a highway, bridge, tunnel or wastewater treatment plant concession is based on the duration of the concession, in addition to the amount of usage revenues collected, debt service costs and other factors. Traffic volumes, and thus toll revenues, are affected by a number of factors including toll rates, the quality and proximity of alternative free roads, fuel prices, taxation, environmental regulations, consumer purchasing power and general economic conditions. The level of traffic on a given highway also is influenced heavily by its integration into other road networks. Given these factors, there can be no assurance that our return on any investment in a highway, bridge, tunnel or wastewater treatment plant concession will match estimates contained in the relevant concession agreement.

Risks Related to Mexico and Other Markets in Which We Operate

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

Appreciation or depreciation of the Mexican peso relative to the U.S. dollar, other currency fluctuations and foreign exchange controls could adversely affect our financial condition and results of operations.

     Substantially all of our construction revenues are earned under contracts whose prices are denominated in U.S. dollars, while the majority of our raw materials, a portion of our long-term indebtedness (21% at December 31, 2004) and a substantial portion of our day-to-day expenses, including employee compensation, are denominated in Mexican pesos. As a result, an appreciation of the Mexican peso relative to the U.S. dollar would decrease our dollar revenues when expressed in Mexican pesos. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods, due to the translation of the financial results of our foreign subsidiaries, such as CPC and Rodio/Kronsa.

     We do not hedge our exposure to the U.S. dollar with respect to the Mexican peso and other currencies. Our debt service cost can increase if the peso depreciates. A severe devaluation or depreciation of the Mexican peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated indebtedness or obligations in other currencies. We cannot assure you that the Mexican Central Bank will maintain its current policy with respect to the peso. In addition, while the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange control policies in the future. Currency fluctuations may have an adverse effect on our financial condition, results of operations and cash flows in future periods.

Developments in other countries may adversely affect us and the market value of our securities.

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

Economic and Political Developments in Mexico Could Affect Mexican Economic Policy and Our Business, Financial Condition and Results of Operations

     We are a Mexican corporation and a substantial portion of our operations and assets are located in Mexico. As a result, our business, financial condition and results of operations may be affected by the general condition of the Mexican economy, the devaluation of the Mexican peso as compared to the U.S. dollar, price instability, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico over which we have no control.

     The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant effect on Mexican private sector entities in general, and us in particular, and on market conditions, prices and returns on Mexican securities, including our securities.

     Mexico’s President Vicente Fox has encountered strong opposition to a number of his proposed reforms in both the Chamber of Deputies and the Senate, where opposition forces have frequently joined to block his initiatives. Although the Mexican economy has exhibited signs of improvement, general economic sluggishness continues. This continuing sluggishness in the Mexican economy, combined with recent political events, has slowed economic reform and progress. In elections in 2003 and 2004, the political party of President Fox, the Partido Acción Nacional, or the National Action Party, lost additional seats in the Mexican congress, as well as state governorships. The increased party opposition and legislative gridlock arising out of the elections could further hinder President Fox’s ability to implement his economic reforms.

     Presidential and federal congress elections in Mexico are scheduled to be held in July 2006. Under Mexican law, President Fox cannot run for re-election. The electoral process could lead to further friction among political parties and the executive branch officers, which could potentially cause additional political and economic instability. Additionally, once the new President and representatives are elected, there could be significant changes in laws, public policies and government programs, which could have a material adverse effect on the Mexican economic and political situation which, in turn, may adversely affect our business, financial condition and results of operations.

     National politicians are currently focused on the 2006 elections and crucial reforms regarding fiscal and labor policies, gas, electricity, social security and oil have not been and may not be approved. The effects on the social and political situation in Mexico of the 2006 presidential elections and presidential succession, could adversely affect the Mexican economy including the stability of its currency, which in turn could have a material adverse effect on our business, financial condition and results of operations, as well as market conditions and prices for our securities.

Corporate disclosure may be different than in the U.S.

     There may be less or different publicly available information about issuers of securities in Mexico than is regularly published by or about issuers of securities in certain countries with more developed capital markets. In addition, accounting and other reporting principles and standards may differ substantially from those results that would have been obtained using other principles and standards such as U.S. GAAP.

Risks Related to our Securities

We may be required to delist our ADSs from the New York Stock Exchange.

     We may be required to delist our American Depositary Shares, or ADSs, from the New York Stock Exchange, or the NYSE, if the price of our ADSs over a 30 trading-day period falls below $1.00. On September 30, 2002 the NYSE notified us that the average closing price of our ADSs had fallen below the minimum threshold required by the NYSE’s continued listing requirements. On April 23, 2003, the NYSE notified us that the average closing price of our ADSs had increased above the minimum threshold required by the NYSE’s continued listing requirements, and that we were in compliance with the NYSE continuing listing standards. There can be no assurance that in the future our ADS price per share will not fall below the minimum threshold required by the NYSE’s continued listing requirements and that we will not be required to delist our ADSs. Any such delisting could have an adverse effect on the liquidity of our ADSs and on our ADS per share price.

You may not be entitled to participate in future preemptive rights offerings.

     Under Mexican law, if we issue new shares for cash as part of a capital increase, we generally must grant our stockholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in our company. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs, Ordinary Participation Certificates, or CPOs, or shares in the United States to exercise any preemptive rights in any future capital increase unless:

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

     There can be no assurance that we will file a registration statement with the Securities and Exchange Commission to allow holders of ADSs in the United States to participate in a preemptive rights offering. In addition, under current Mexican law, sales by the depository of preemptive rights and distribution of the proceeds from such sales to you, the ADS holders, is not possible. Mexican law also permits us, under certain circumstances, to issue shares without granting preemptive rights to our shareholders and holders of our CPOs and ADSs. As a result, your equity interest in us may be diluted proportionately.

Risk Related to our Major Shareholders

The significant share ownership of our management may have an adverse effect on the future market price of our ADSs and shares.

     As of February 11, 2005, our management, as a group, beneficially owned approximately 12.47% of our total shares outstanding (8.93% of our shares are held by Bernardo Quintana I. and 3.54% of our shares are held by our management through the management trust). See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

     Actions by our management with respect to the disposition of the shares and ADSs they beneficially own, or the perception that such action may occur, may adversely affect the trading price of the shares on the Mexican Stock Exchange and the market price of our ADSs and shares.

Holders of ADSs and CPOs are not entitled to vote.

     Holders of ADSs and the underlying CPOs are not entitled to vote the shares underlying such ADSs or CPOs. Such voting rights are exercisable only by the CPO trustee, which is required to vote all such shares in the same manner as the holders of a majority of the shares that are not held in the CPO trust and that are voted at the relevant meeting. As a result, holders of ADSs or CPOs will not be entitled to exercise minority rights to protect their interests and are affected by decisions taken by significant holders of our shares that may have interests different from those of holders of ADSs and CPOs.

FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios,

•	statements of our plans, objectives or goals, including those related to anticipated trends, competition and regulation,

•	statements about our future economic performance or that of Mexico or other countries in which we operate, and

•	statements of assumptions underlying such statements.

     Words such as “believe,” “could,” “may,” “will,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “potential,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

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

     According to data from the Mexican Chamber of the Construction Industry (Camara Mexicana de la Industria de la Construccion) and the INEGI, we are the largest engineering, procurement and construction company in Mexico based on our relative share of the total revenues of the formal construction sector in Mexico, and are the largest provider in Mexico of construction services to both public and private-sector clients. We are engaged in a full range of construction and related activities, involving the construction of infrastructure facilities, as well as industrial, urban and housing construction. In addition, we are engaged in the development and marketing of real estate, the construction, maintenance and operation of airports, highways, bridges and tunnels and in the management and operation of water supply systems and solid waste disposal systems under concessions granted by governmental authorities.

     Since 1947, we have greatly expanded and diversified our construction and related businesses. In the past, our business strategy had been to strengthen and expand our core construction business, while diversifying our sources of revenue. In particular, the Mexican economic crisis triggered by the peso devaluation in 1994 led us to seek new growth opportunities in related businesses in Mexico and in construction businesses outside of Mexico, notably Latin America. In recent years, however, we have redefined our business focus to emphasize our construction business, which in 2004 accounted for approximately 88% of our revenues. As a result, we started our non-core divestment program, under which we have sold non-core assets, and used the proceeds from such sales to pay corporate debt. In addition, we intend to discontinue our commercial real estate operations through the sale of our real estate assets, and to increase our participation in the low-income housing development business.

     Unless the context otherwise requires, the terms “us,” “we” and “ICA” as used in this annual report refer to Empresas ICA, S.A. de C.V. and its consolidated subsidiaries. We are a holding company that conducts all of our operations through subsidiaries. The references herein to segments or sectors are to combinations of various subsidiaries that have been grouped together for management or financial reporting purposes.

Capital Increase

     On October 30, 2003, our board of directors resolved to call a shareholders’ meeting to consider approval of a capital increase through a rights offering to shareholders at a subscription price of Ps.2.00 per ordinary share. The rights offering was approved at a shareholders’ meeting held on November 17, 2003. Pursuant to the rights offering, each of our Mexican shareholders was entitled to subscribe for two new shares, at the subscription price per share, for each share such shareholder held. In connection with the capital increase, on October 31, 2003 we entered into a collaboration agreement with Casa de Bolsa Inbursa in an offering in Mexico. Under the terms of the collaboration agreement, Casa de Bolsa Inbursa agreed to subscribe for up to 31,886,520 shares at the subscription price per share, and to use its best efforts to find investors who would subscribe for up to an additional 469,752,496 shares at the subscription price per share (less any shares subscribed for by our shareholders).

     The capital increase concluded on January 9, 2004, and all of the new shares offered in the capital increase were subscribed for. Upon conclusion of the capital increase on January 9, 2004, 1,243,492,681 shares had been subscribed for, resulting in total proceeds from the capital increase of Ps.2,580 million. During 2004, we used the net proceeds of the capital increase (including interest earned on the proceeds) towards:

•	repayment of a portion of our indebtedness (Ps.890 million);

•	repurchasing, paying interest on and repayment of principal of our outstanding convertible subordinated debentures on March 15, 2004 (Ps.1,120 million);

•	our working capital needs (Ps.397 million); and

•	employee severance payments (Ps.192 million).

     After giving effect to the capital increase, as of March 31, 2005, we had 1,865,054,114 shares outstanding.

Asset Divestitures

     Our non-core asset divestment program was approved by our board of directors in 1999 and ratified by our shareholders in 2000. We expect to complete this program in 2006. As part of our non-core asset divestment program, we created a working group that reports to our chief financial officer, and that oversees major divestitures across our business segments. The working group’s responsibilities include coordinating the efforts of our various internal business segments and our legal and finance departments, as well as supervising any external advisors or brokers who are required for a particular transaction. Prior to any sale of an asset, we conduct a due diligence investigation in order to assess such asset’s condition and to prepare the asset for sale. Depending on the size and characteristics of the asset to be sold, we may retain qualified brokers or financial advisors to participate in the process of valuating the asset, identifying potential buyers for the asset, negotiating the sale of the asset and closing the transaction. Our executive committee approves all sales within the non-core asset divestment program. Since its inception, our non-core asset divestiture program has resulted in net proceeds to us of U.S.$744 million. There can be no assurance that we will be able to continue to generate liquidity from asset sales, particularly given the relatively few non-core assets that remain available for sale.

     In 2005, we have sold our majority interest in Consorcio Internacional del Medio Ambiente, S.A. de C.V., or CIMA, for Ps.306 million (U.S.$27 million); and our remaining 20% interest in a tourism real estate development company for U.S.$1 million.

     In 2004 we sold a residential landlot in Ahuatepec, Morelos for U.S.$2.6 million; our interest in a parking facility concessionaire for U.S.$5.3 million; our remaining interest in Almacenadora Sur, S.A. de C.V., Organización Auxiliar del Credito, or Alsur, and ICA Operacion Tecnica y Administrativa, or ICAOTA, for U.S.$672,000 in cash at closing with the balance (U.S.$3.9 million) of the purchase price (U.S.$4.5 million) to be paid upon the occurrence of certain events, a landlot with 10 buildings and 120 apartments for U.S.$4.5 million (U.S.$359,000 of which was paid in cash at closing with the balance of the purchase price consisting of the assumption of indebtedness); and a commercial landlot in Hermosillo, Sonora for U.S.$2.65 million.

Capital Spending

     Our capital spending program is focused on the acquisition, upgrading and replacement of property, plant and equipment required for our projects.

     The following table sets forth our capital spending for each year in the three-year period ended December 31, 2004.

	Year Ended December 31,
	2004	2004		2003		2002
	(Millions of U.S.	(Millions of Mexican pesos)
	Dollars)
Construction:
Civil	U.S. $67		$745	Ps.	471	Ps.	15
Industrial	15		166		60		4
CPC and Rodio	11		120		25		103

Total	U.S. $93	Ps.	1,031	Ps.	556	Ps.	123
Infrastructure Operations	2		27		33		41
Corporate and Other Operations	—		1		34		24
Real Estate and Housing	—		7		20		—

Total	U.S. $95	Ps.	1,066	Ps.	643	Ps.	187

     Aggregate capital spending substantially increased to Ps.1,066 million in 2004, from Ps.643 million in 2003 and Ps.187 million in 2002. The substantial increase in aggregate capital spending in 2004 primarily reflected increased investment in the Construction segments (to Ps.1,031 in 2004 from Ps.556 in 2003), which was partially offset by decreased investment in the Infrastructure Operations, the Corporate and Other Operations and the Real Estate and Housing segments. The significant increase in investment in the Construction segments was mainly attributable to increased investment needed for the El Cajon hydroelectric project and the revamping of marine platform manufacturing sites used by the Industrial Construction segment.

     The increase in aggregate capital spending in 2003 generally reflected increased investment in the Construction segments (to Ps.556 million in 2003 from Ps.123 million in 2002) and, to a lesser extent, increased investment in the Real Estate and Housing segment. The significant increase in investment in the Construction segments was primarily attributable to increased investment needed for the El Cajon hydroelectric project, and the revamping of marine platform manufacturing sites used by the Industrial Construction segment.

     In addition, our net investment in and loans to unconsolidated affiliates was Ps.58 million in 2004, Ps.78 million in 2003 and Ps.10 million in 2002.

     In 2004, our investments in unconsolidated affiliates mainly related to the Dravica Consortium, or Dravica, which is the consortium for the construction of the Caruachi hydroelectric dam in Venezuela in which we own a 49% interest. In 2003, our investments in unconsolidated affiliates mainly related to Autopistas Concesionadas de Venezuela S.A. de C.V., or Aucoven, an affiliate that operated the Caracas-La Guaira highway system in Venezuela.

Public-sector Spending and the Mexican Economy

     Our performance historically has been tied to Mexican public-sector spending on infrastructure and industrial facilities. Mexican public-sector spending, in turn, has been generally dependent on the state of the Mexican economy and accordingly has varied significantly in the past. See “Item 3—Risk Factors—Risks Related to Our Operations—Our performance is tied to Mexican public-sector spending on infrastructure and industrial facilities.” Mexico’s gross domestic product increased by 4.4% in 2004 compared to 1.4% in 2003. The average interest rates on 28-day Mexican treasury notes were 6.84 % in 2004, 6.26% in 2003 and 7.09% in 2002. Inflation was 5.19% in 2004, 3.98% in 2003 and 5.7% in 2002.

     According to INEGI, construction activity increased by 5.3% in 2004 and by 3.3% in 2003, in each case in real terms as compared to the prior year, representing 3.9% and 3.8% of Mexico’s gross domestic product in those years, respectively. In 2004, according to data published by the Mexican Central Bank, Mexican public-sector spending on infrastructure projects increased by 5.6% in real terms.

BUSINESS OVERVIEW

     Our operations are divided into six segments:

•	Civil Construction,

•	Industrial Construction,

•	CPC-Rodio,

•	Infrastructure Operations,

•	Housing, and

•	Corporate and Other Operations.

     Our construction and related activities include three segments: Civil Construction, Industrial Construction and CPC-Rodio. In all three construction segments, we provide a full range of services, including feasibility studies, conceptual design, engineering, procurement, project and construction management, construction, maintenance, technical site evaluations and other consulting services. In 2005, we realigned our segments to reflect changes in our business. Since January 1, 2005, our real estate operations have been included in our Corporate and Other Operations segment and our housing construction operations have been reported as the Housing segment.

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

Description of Business Segments

Construction

     Our construction business is divided into Civil Construction, Industrial Construction and CPC-Rodio.

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

     In recent years, however, our construction contracts have been increasingly of the fixed price or not-to-exceed type, which generally do not provide for adjustment except under certain circumstances for inflation or as a result of errors in the contract’s specifications, or mixed price contracts in which a portion of the contract is at fixed price and the rest at unit prices. Examples of mixed price projects in which we are currently involved include the El Cajon hydroelectric project in the Civil Construction segment and the Minatitlan contract with Pemex in the Industrial Construction segment. Fixed price, not-to-exceed and mixed price contracts collectively accounted for approximately 59% of our construction backlog as of December 31, 2004, 85% of our construction backlog as of December 31, 2003 and 41% of our construction backlog as of December 31, 2002. We expect that, because of conditions attendant to financing arrangements, future concession-related, infrastructure and industrial construction contracts will not permit an adjustment of the contract price for additional work done due to incorrect contract specifications.

     We earn a significant portion of our construction revenues under contracts whose prices are denominated in currencies other than Mexican pesos, substantially all of which are of the fixed price, mixed price or not-to-exceed type. Approximately 88% of the contracts awarded to us in 2004 (based on the contract amount) were foreign currency-denominated. Approximately 93% of our construction backlog as of December 31, 2004, represented foreign currency-denominated contracts. Substantially all of our foreign-currency denominated contracts are denominated in U.S. dollars, except for contracts entered into by our CPC-Rodio segment, which are denominated in Euros.

     In 2004, we established a committee, which is comprised of a number of our legal and finance executives to supervise our decisions to bid on new civil construction projects based upon a number of criterion, including the availability of multilateral financing for potential projects, the customer’s financial solidity and the political stability of the host country, if the project is outside of Mexico. Currently, all civil construction projects are approved by this committee. We are considering streamlining this procedure based on the size and importance of the projects to make the review process more efficient.

     We obtain new contracts for new projects either through a process of competitive bidding or through negotiation. Generally, the Mexican government and its agencies and instrumentalities may not award a construction contract unless it has been awarded through a public bidding process conducted in accordance with the Public Works and Related Services Law (Ley de Obras Publicas y Servicios Relacionados con las Mismas). Public sector construction contracts may only be awarded without a public bidding process under very limited circumstances, such as where the amount involved is low, the project must be completed on an emergency basis, or technology or special patents are required. Accordingly, the majority of the contracts for new projects awarded to us from Mexican public-sector clients are awarded through competitive bidding. Most contracts for new projects awarded to us by private-sector and foreign government clients are also the result of a bidding process.

     The competitive bidding process poses two basic risks: we may bid too high and lose the bid or bid too low and adversely affect our gross margins. The volume of work generally available in the market at the time of the bid, the size of our backlog at that time, the number and financial strength of potential bidders, whether the project requires the contractor to contribute equity or extend financing to the project, the availability of equipment and the complexity of the project under bid are all factors that may affect the competitiveness of a particular bidding process. Direct negotiation (as opposed to competitive bidding) generally tends to represent a more certain method of obtaining contracts and to result in better gross margins.

     In addition to contracts for new projects, increases in the scope of work to be performed in connection with existing projects are an important source of revenue for us. In 2004, increases in scope of work accounted for Ps.1,963 million, or 15%, of our revenue. Contracts for such work are not typically put up for bid, but are negotiated by the client with the existing contractor.

     In determining whether to bid for a project, we take into account, apart from the cost (including the cost of financing) and potential profit, efficient usage of machinery, the relative ease or difficulty of obtaining financing, geographic location, project-specific risks, current and projected backlog of work to be performed, our particular areas of expertise and our relationship with the client. Although we prefer to bid for larger projects in which we believe our size gives us a competitive advantage, beginning in 1995, due to a decline in demand for large infrastructure projects in Mexico, we began to participate in smaller projects, such as bridge construction, drainage work and highway repaving and improvements.

     As is customary in the construction business, from time to time we employ sub-contractors for particular projects, such as specialists in electrical, hydraulic and electromechanical installations. We are not dependent upon any particular sub-contractor or group of sub-contractors.

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

     In our Civil Construction segment, we compete primarily with Brazilian, Spanish and Mexican companies, including Constructora Norberto Odebrecht, S.A., Camargo Correa, S.A., Andrade Gutierrez, S.A., Fomento de Construcciones y Contratas, S.A., NECSO Entrecanales Cubiertas, S.A., Dragados y Construcciones, S.A. and Impulsora del Desarrollo Economico de America Latina, or IDEAL, TRADECO Infraestructura, S.A. de C.V. and La Nacional Compañía Constructora.

     In our Industrial Construction segment, we compete with Mexican, Brazilian, Argentine and Japanese companies, including Constructora Norberto Oderbrecht, S.A., Dragados y Construcciones, S.A., Techint, S.A. de C.V. (Mexico), Duro Felguera Mexico, S.A. de C.V., Mitsubishi, Swecomex, S.A. de C.V., CMM and Grupo R.

     In our Infrastructure segment, we compete primarily with Mexican and Spanish companies, including Fomento de Construcciones y Contratas, S.A., OHL, S.A. (Mexico), IDEAL, La Nacional Compañía Constructora, Construccion Aplicada, S.A. de C.V. and OMEGA Construcciones, S.A. de C.V.

     We believe that our proven track record in Mexico and our experience and know-how have allowed us to maintain our leadership position in the Mexican construction market. In recent years, the sponsors of many infrastructure construction and industrial construction projects throughout the world, including in Mexico, have required contractors to provide construction on a “turnkey” basis. Many of our foreign competitors have better access to capital and greater financial and other resources and we have been increasingly experiencing significant competition in Mexico from Brazilian, Japanese, Spanish and, to a lesser extent, other European construction companies in recent years. The CPC-Rodio segment faces substantial competition in Argentina and Spain from large construction companies that operate in those markets, as well as from smaller, specialized construction companies that provide the same services offered by CPC-Rodio.

     Raw Materials

     The principal raw materials we require for our construction operations are cement, construction aggregates and steel. In our Civil Construction segment, raw materials accounted for Ps.580 million, or 21%, of our costs of sales in 2004, Ps.332 million, or 23%, of our cost of sales in 2003 and Ps.219 million, or 21%, of our cost of sales in 2002. In our Industrial Construction segment raw materials accounted for Ps.1,517 million, or 42%, of our costs of sales in 2004, Ps.1,402 million, or 37%, of our cost of sales in 2003 and Ps.1,075 million, or 35%, of our cost of sales in 2002.

     We have developed relationships with national providers that have reduced costs and delivery time, and have improved our overall control of our supply of raw materials. However, the prices of the principal raw materials used in our construction operations have experienced periods of volatility. For example, prices for various steel products increased significantly between 2003 and 2005, which we believe has primarily been the result of substantially increased economic activity in China. A number of our construction contracts, including the El Cajon construction contract, specify fixed prices per ton of steel for a variety of steel products. Under the terms of these contracts, we have generally been required to bear the cost of the increases in the cost of steel from the time we entered into the contracts.

     Under the terms of the El Cajon contract, we are required to bear the risk of any increases in the cost of raw materials from the time we enter into the contract, other than those which under Mexican law applicable to public works contracts are a consequence of general, unforeseeable economic circumstances that are out of the parties’ control. On May 18, 2004, the Mexican Comptroller’s Office (Secretaría de la Función Pública) issued a decree recognizing that the aforementioned increase in steel prices constituted a general, unforeseeable economic circumstance that was out of the control of the government’s contractors (including CIISA and ICA-Fluor). The Comptroller’s Office decree authorized government agencies that are party to construction contracts affected by the increase in steel prices to amend their existing construction contracts to account for the extraordinary price increase. Based on the authority granted by the decree, CIISA and CFE entered into an amendment to the El Cajon contract, which increased the total amount CIISA will be paid upon completion of the project by approximately U.S.$43 million, plus value added tax, the sum of which is equivalent to approximately 5.7% of the contract amount. As of June 15, 2005, we are negotiating for an additional increase in the total contract price to account for lost profits that resulted from the impact of the increase in the price of steel.

Civil Construction

     Our Civil Construction segment focuses on infrastructure projects in Mexico, including the construction of roads, highways, transportation facilities (such as mass transit systems), bridges, dams, hydroelectric plants, tunnels, canals and airports, as well as on the construction, development and remodeling of large multi-storied urban buildings, including office buildings, multiple-dwelling housing developments and shopping centers. Our Civil Construction segment has also pursued opportunities in other parts of Latin America, the Caribbean, Asia and the United States. Our Civil Construction segment performs activities such as demolition, clearing, excavation, de-watering, drainage, embankment fill, structural concrete construction, concrete and asphalt paving, and tunneling.

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

     We have played an active role in the development of Mexico’s infrastructure and have completed large infrastructure facilities and constructed buildings throughout Mexico and Latin America. Among the facilities and buildings we have constructed from our incorporation in 1947 until 2003:

•	the Apulco, Comedero, El Novillo, El Caracol, Cajon de Peña, Tomatlan, Infiernillo, Chicoasen, El Guineo, El Cobano, Jicalan, Falcon, Huites and Aguamilpa dams;

•	the Guadalajara-Colima, Mazatlan-Culiacan, Leon-Lagos-Aguascalientes, Guadalajara-Tepic, Mexico City Morelia-Guadalajara, Cuernavaca-Acapulco, Oaxaca-Sola de Vega and Torreon-Saltillo concessioned highways and the Tehuacan-Oaxaca federal highway;

•	the Chihuahua-Pacifico railway system;

•	the Mexico City sewage system;

•	16 of the 58 existing airports in Mexico and two airports outside Mexico (the Tocumen Panama international airport in Panama and the Philip S.W. Goldson international airport in Belize);

•	a portion of the National University of Mexico campus (Universidad Nacional Autonoma de Mexico);

•	numerous hotels, including the Maria Isabel Sheraton, Nikko, Paraiso Radisson Mexico City, Presidente Chapultepec, Camino Real in Puerto Vallarta, two Sheratons in Cancun and one in each of Ixtapa and Huatulco, Westin Regina in Los Cabos and a Loews in the Dominican Republic;

•	lines one through nine, A and part of B of the Mexico City subway system; and

•	the Chiapas Bridge.

     The most important projects under construction by the Civil Construction segment during 2004 included:

•	the El Cajon hydroelectric project;

•	the Mexico-Tuxpan highway;

•	Toluca ´s airport modernization;

•	the General Hospital in Cancun, Quintana Roo;

•	the Federal Justice Palace in Cholula, Puebla; and

•	the Jose Vasconcelos library in Mexico, D.F.

     The Civil Construction segment’s contract awards in 2004 totaled approximately Ps.2,463 million (approximately U.S.$221 million). There were no contracts awarded outside Mexico in 2004 to the Civil Construction segment.

     In March 2003, CFE awarded a U.S.$748 million contract for the engineering, procurement and construction of the El Cajon hydroelectric project to CIISA, a consortium, in which two of our subsidiaries hold a combined 61% interest. The El Cajon hydroelectric project is located in the state of Nayarit, and is comprised of civil construction, electromechanical, and ancillary work including the procurement, engineering, construction, transportation, testing, start-up and commissioning of two 375 megawatt turbo generating units. The El Cajon hydroelectric project is Mexico’s first engineering, procurement and construction contract for the complete construction of a hydroelectric project under Mexico’s public works financing program. The terms of the contract require that the contractor secure financing for its project costs. CFE will pay for the project upon completion, and the financing obtained by CIISA will cover only the project’s cash costs. The project is unlikely to generate any significant cash flow to us until completion, which is currently expected to occur in 2007. We recognized Ps.3,064 million and Ps.921 million of revenue from the El Cajon hydroelectric project in each of 2004 and 2003. At December 31, 2004, we had Ps.3,671 million in contract receivables and Ps.4,864 million of debt on our balance sheet relating to the El Cajon hydroelectric project.

     During 2004, the El Cajon hydroelectric project reached several important milestones. In March 2004, we obtained permanent financing for the project that is expected to provide sufficient funds to complete the project. In addition, during 2004, a bridge over the Santiago River was finished and the Santiago River was diverted from its natural course to allow work to begin on the dam curtain.

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

     In the past, our Civil Construction segment pursued infrastructure projects in Central and South America and the Caribbean, and may continue to do so on a more limited basis in the future. Projects in these areas ranged from construction of a section of the subway system in Santiago, Chile to the construction of a natural gas pipeline system in Argentina. Our largest non-Mexican project during 2004 was the completion of maintenance and repair work of an oil pipeline for the Caño Limon project in Colombia. In 2004, less than 1% of our revenues in the Civil Construction segment were attributable to construction activities outside Mexico.

Industrial Construction

     Our Industrial Construction segment focuses on the engineering, procurement, construction, design and commissioning of large manufacturing facilities such as power plants, chemical plants, petrochemical plants, fertilizer plants, pharmaceutical plants, steel mills, paper mills, drilling platforms and automobile and cement factories.

     In 1993, we sold a 49% interest in our industrial construction subsidiary to Fluor Daniel Mexico, S.A., or Fluor, a subsidiary of The Fluor Corporation, forming ICA-Fluor. Since 1993, we have owned 51% of ICA-Fluor. Shareholder resolutions require the approval of a simple majority of ICA-Fluor’s shareholders, except for decisions relating to matters such as capital increases, changes to ICA-Fluor’s bylaws, dividend payments and a sale of all or substantially all of the assets of ICA-Fluor. We and Fluor are each entitled to appoint an equal number of members of ICA-Fluor’s board of directors and executive committee. Historically, we have designated the chief executive officer of ICA-Fluor. In addition, we and Fluor have agreed that ICA-Fluor will be the exclusive means for either party to provide construction, procurement, project management, start-up and maintenance services to the production and pipeline, power plant, petrochemical, industrial, environmental services, mining, chemicals and plastics and processing markets within Mexico, Central America, and the Caribbean. This agreement will terminate upon a sale by Fluor or us of any of our shares in ICA-Fluor or, following a breach of any of the ICA-Fluor agreements, one year after payment of any damages due to the non-breaching party in respect of this breach. We believe that our alliance with Fluor provides us with a wider range of business opportunities in the industrial construction markets in and outside Mexico, as well as access to technology and know-how which give us a competitive advantage in these markets.

     In the past decade, over one-half of the work performed by the Industrial Construction segment has been for the Mexican public sector, CFE and Pemex, and new contracts entered into by ICA–Fluor are increasingly oil and gas based projects and services for Pemex. During 2004, 51% of the Industrial Construction segment’s revenues were derived from work performed for the public sector and Pemex. Clients of the Industrial Construction segment’s Mexican operations range from state-owned enterprises, such as Pemex Exploracion y Construccion, Pemex Gas y Petroquimica Basica, Pemex Refinacion and Pemex Petroquimica to private-sector clients, such as Sempra Energy Resources, Transalta Campeche, PPG, Enertek, Avantel (a joint venture between MCI and Banco Nacional de Mexico), Alestra (a joint venture between AT&T, Grupo Alfa and Valores Industriales), Navistar, Iberdrola Energia Altamira S.A.

de C.V., AES Elsta B.C. & Co., C.V., BASF Mexicana, S.A. de C.V., AES Andres, Snamprogetti, Cementos El Salvador, Linde A.G. and Compañia de Nitrogeno Cantarell (an international consortium among BOC Holdings, Linde, Marubeni Corporation and Westcoast Energy Inc.), Iberdrola Energia del Golfo, S.A. de C.V. Iberdrola Energia La Laguna, S.A. de C.V. Terminal de LNG de Altamira, S.A. de C.V. Ishikawajima-Harima Heavy Industries Co, Ltd, Dowell Schlumberger de Mexico, S.A. de C.V.

     Projects in our Industrial Construction segment typically involve sophisticated engineering techniques and require us to fulfill complicated technical and quality specifications. Our Industrial Construction segment contracts are mainly U.S. dollar-denominated, fixed price contracts.

     Among the principal projects we have completed in the Industrial Construction segment recently are:

•	the Samalayuca I and II thermoelectric plants;

•	a fiber optics grid for Avantel and Telmex;

•	the Enertek cogeneration plant;

•	the Pemex sulfur recovery plant in Chiapas;

•	the AES Andres Combined Cycle power plant in Dominican Republic;

•	the Transalta Campeche combined cycle power plant; and

•	the BASF Polymer plant EPC project.

     The Industrial Construction segment’s contract awards in 2004 totaled approximately Ps.13,571 million (approximately U.S.$1,233 million) and included projects such as:

•	the reconfiguration of the General Lazaro Cardenas Refinery including, auxiliary services, waste water treatment and integration works in Minatitlan, Veracruz;

•	the combined cycle power plant Unit V in Altamira, Tamaulipas;

•	the cryogenic gas plant for Pemex in Reynosa, Tamaulipas III;

•	drilling platforms for Pemex in the Gulf of Mexico; and

•	liquefied natural gas storage tanks for IHI in Altamira, Tamaulipas.

     The most important projects under construction by the Industrial Construction segment during 2004 included:

•	the La Laguna combined cycle power plant in Durango;

•	integrated production services in Chicontepec, Veracruz;

•	a liquefied natural gas receiving, storage and re-gasification terminal for Shell in Altamira, Tamaulipas;

•	liquefied natural gas storage tanks for IHI in Altamira, Tamaulipas ;

•	the reconfiguration of the General Lazaro Cardenas Refinery including auxiliary services, waste water treatment and integration works in Minatitlan, Veracruz ;

•	the combined cycle power plant Unit V in Altamira, Tamaulipas; and

•	drilling platforms in the Gulf of Mexico.

     During the past decade, the Industrial Construction segment has experienced a shift toward, private sector investment. In recent years, certain clients, including Mexican state-owned enterprises such as CFE and Pemex, have required that projects sponsored by them be constructed on a turnkey basis with financing arranged by the parties constructing the project. Accordingly, bids for such projects must be complete packages, including, among other things, engineering, construction, financing, procurement and industrial elements. As a result of the increased complexity of the projects, bids are frequently submitted by consortia. Our ability to win these bids is affected by the relative strengths and weaknesses of our partners in the consortia and the ability of each consortium to obtain financing. In 2003, we entered into a single consortium with Schlumberger AG in connection with a contract to develop the Chicontepec oil field for Pemex, which we expect to complete in December 2006.

     Typical of turnkey projects in this segment is the nitrogen plant for Pemex’s Cantarell oil and natural gas field in Campeche. The plant was built pursuant to a 15-year build-own-operate-transfer contract and was awarded by Pemex to a consortium consisting of BOC Holdings, Linde, Marubeni Corporation, Westcoast Energy Inc. and ICA-Fluor. The consortium members contributed approximately 30% of the project’s total budget. The remainder was temporarily funded through bridge loans and refinanced on December 27, 1999 through a U.S.$381 million loan from the Export-Import Bank of Japan. ICA-Fluor provided a U.S.$29.7 million loan to the consortium, corresponding to approximately 3% of the project’s total budget of U.S.$1 billion. We, along with Linde, provided engineering, procurement and construction services to the project. The plant has a total generation capacity of 600 million standard cubic feet of high purity, high pressure nitrogen per day, which makes it the largest nitrogen generation facility in the world. The plant became operational in 2000. Other recent turnkey projects have included a cogeneration power plant for Enertek, an oxygen plant for Altos Hornos de Mexico, a silica plant for PPG, a cryogenic gas processing and cooling facility for Pemex, a cement plant for Cementos Apasco, a combined cycle power plant for AES Andres, a combined cycle power plant for Sempra, a combined cycle power plant for Transalta and a combined cycle power plant for Iberdrola.

CPC-Rodio

     The CPC-Rodio segment consists of our Spanish and Argentine operations.

     Our Spanish operations consist of Rodio, (a sub-soil construction subsidiary) and Kronsa (a subsidiary that constructs specialized support piles). We own Rodio/Kronsa through FRAMEX, an intermediary holding company that owns 100% of each of Rodio and Kronsa. We own 50% of FRAMEX and the remaining 50% interest is owned by the Soletanche Bachy Group. Rodio and Kronsa are each governed by a board of directors that is jointly appointed, in equal number, by the Soletanche Bachy Group and us, and we appoint the president of the board of each of Rodio and Kronsa. The officers of each of Rodio and Kronsa are appointed by the board to manage day-to-day operations.

     Rodio/Kronsa was founded in the 1930s and specializes in all forms of sub-soil construction, including the construction of tunnels, underpasses and retaining walls. Most of Rodio’s contracts are of the unit price variety. Because of the nature of its work, Rodio/Kronsa is often hired as a subcontractor. Sub-soil construction involves substantial risk due to the uncertainty of subsurface conditions and the possibility of flooding. We believe that these risks are mitigated by the fact that third parties develop the designs for most of Rodio’s projects. Kronsa constructs specialized support piles for use in the construction industry. Kronsa also constructs retaining walls. The principal market for Rodio/Kronsa is Spain, although Rodio/Kronsa has performed work in various foreign countries, including Russia and several Latin American countries and has subsidiaries in Portugal and Central America. In 2004,

Rodio/Kronsa represented more than 99% of this segment’s revenues. The addition to the backlog of Rodio/Kronsa in 2004 was Ps.2,737 million.

     Among the principal projects Rodio/Kronsa have completed between 1973 and 2003 are:

•	sounding, drilling and various works for the Almendra dam in Salamanca, Spain, the Alcantara dam in Caceres, Spain, and the El Atazar Dam in Madrid, Spain

•	construction work for the MetroSur subway system in Madrid, Spain.

•	sounding, drilling and various works for the Hatillo Dam in the Dominican Republic

•	the foundations for housing projects in Riberas de Loyola, Spain. In 2004, the most important projects constructed by Rodio/Kronsa were:

•	the excavation of 5 underground floors for a parking lot in a commercial center in Valencia;

•	the foundation for a parking lot in a commercial center in Getafe, Madrid;

•	the foundation for a new housing development in San Sebastian, Madrid;

•	the foundation for a spa in the Pyrenees; and

•	a sewage tunnel in Vallecas, Madrid.

     In each of 2003 and 2004, CPC, contributed less than 1% of the CPC-Rodio segment’s revenues, and its activities have been limited to a single project. We do not expect CPC to contribute to our revenues and may contribute operating losses in 2005.

Construction Backlog

     Backlog in the engineering and construction industry is a measure of the total dollar value of accumulated signed contracts at a moment in time.

     The following table sets forth, at the dates indicated, our backlog of construction contracts.

	As of December 31,
	2004		2004		2003		2002
	(Millions of U.S.		(Millions of Mexican pesos)
	dollars)
Construction
Civil	U.S.$	570	Ps.	6,359	Ps.	8,293	Ps.	980
Industrial		1,279		14,265		4,446		4,791
CPC-Rodio.		62		695		382		426

Total	U.S.$	1,911	Ps.	21,319	Ps.	13,121	Ps.	6,197

     Our backlog does not include the backlog of joint venture companies created for specific construction projects and in which we have a minority interest (such as the Caruachi hydroelectric plant in Venezuela). As of December 31, 2004, these joint venture companies had no backlog.

     We were awarded contracts totaling Ps.20,246 million (approximately U.S.$1,815 million) in 2004. See note 8 to our financial statements. Approximately 3% of our backlog as of December 31, 2004 related to projects outside Mexico (as compared to 13% as of December 31, 2003) and approximately 93% of our backlog as of December 31, 2004 was denominated in foreign currencies

(principally U.S. dollars) (as compared to 92% as of December 31, 2003). Of our backlog as of December 31, 2004, 22% was attributable to the El Cajon hydroelectric project and 36% to Package II of the Minotitlan refinery project. At December 31, 2004, contracts with a value exceeding U.S.$500 million accounted for 58% of our total backlog, contracts with a value ranging from U.S.$50 million to U.S.$500 million accounted for 33% of our total backlog, and contracts with a value of less than U.S.$50 million accounted for 9% of our total backlog.

     The amount of backlog is not necessarily indicative of our future revenues related to the performance of such work. Although backlog represents only business that is considered to be firm, there can be no assurance that cancellations or scope adjustments will not occur.

     In certain instances, we have guaranteed completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any such schedule or performance requirements could result in costs that exceed projected profit margins, including penalties of up to 20% of the contract price. Fixed price, not-to-exceed and mixed price contracts collectively accounted for approximately 59% of our construction backlog as of December 31, 2005. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Construction—Construction Backlog.”

Infrastructure Operations

     We currently participate in two operating concessioned highways (the San Martin-Tlaxcala-El Molinito highway in Mexico and the Corredor Sur highway concession in Panama), one operating concessioned tunnel (the Acapulco tunnel) and a consortium with Aeroports de Paris and Vinci Airports, Servicios de Tecnologia Aeroportuaria, S.A. de C.V., or SETA, which has an interest in the entity that operates 13 airports in Mexico.

     In addition, the Infrastructure Operations segment is involved in the management and operation of:

•	a water treatment plant in Ciudad Acuña; and

•	water supply systems, waste management and disposal services (through an unconsolidated joint venture with Veolia Environment and Fomento de Construcciones y Contratas).

     Highway, Bridge and Tunnel Concessions

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

     The following table sets forth certain information regarding the highway, bridge and tunnel concessions in which we currently participate:

						Concessionaire's
					% of	Net Investment in
			Concession		Construction	Concession		% Total Investment
		Date of	term	% Ownership of	Performed	(millions of		Provided by
Concession	Kilometers	Concession	(years)	Concessionaire(1)	by ICA	Mexican pesos)(2)		ICA(3)
San Martin-Tlaxcala-El Molinito highway	25.5	1991	25.5	20%	10%	Ps.	20	4%
Acapulco tunnel	2.9	1994	40.0	100	100		660	—
Corredor Sur highway (Panama)	19.5	1995	30.0	100	100		2,223	68

(1)	Does not take into account the Mexican federal or local governments’ “sub-equity” contributions.

(2)	Represents each concessionaire’s investment in the applicable concession, net of depreciation and revaluation of assets. For a description of the revaluation of assets, see note 12 to our financial statements.

(3)	Represents the percentage of the total gross investment in each concession (including the government’s sub-equity contributions) provided by us whether in the form of equity, debt or in-kind contributions.

(4)	Net investment does not reflect certain development costs, expenses associated with our negotiations with the Panamanian Ministry of Public Works and certain other costs. See “—Corredor Sur.”

     San Martin-Tlaxcala-El Molinito. The San Martin-Tlaxcala-El Molinito concessioned highway began operating in September 1991. During 2004, the concessionaire’s revenues were sufficient to cover its operating expenses as well as financing costs on its indebtedness.

     Acapulco Tunnel. In 1994, the state of Guerrero granted us a 25-year concession for the construction, operation and maintenance of a 2.9 km tunnel connecting Acapulco and Las Cruces, which we completed in 1996.

     On November 15, 2002, the term of the concession was extended fifteen years, bringing the total length of the concession to 40 years. In December 2002, we obtained a Ps.317 million loan facility from Banobras, which we expect to repay from funds available after paying the concession’s operating expenses and the servicing costs associated with the trust securities issued in 2001. As part of the loan facility, we pledged to Banobras subordinated securities representing the residual value of the revenues generated by the concession after taking into account the servicing of the concession’s debt. In order to pledge the securities to Banobras, we were required to pay Banco Nacional de Mexico, or Banamex, Ps.56 million, as the securities had previously been pledged to Banamex. As of March 2005, we have drawn Ps.91 million under this loan facility.

     During 2004, toll revenues were sufficient to cover operating expenses and debt service costs of the trust securities and the Banobras loan facility and were sufficient to prepay Ps.28 million of the Banobras loan facility.

     Corredor Sur. In 1995, the Panamanian Ministry of Public Works awarded ICA Panamá, S.A., our wholly-owned subsidiary, a 30-year concession for the construction, operation and maintenance of the Corredor Sur highway, a four-lane, 19.8 kilometer highway.

     The first segment of the highway opened in August 1999 and the final segment opened in February 2000. Early stages of construction on the Corredor Sur highway concession were primarily financed with bridge loans that we guaranteed. In September 1999, we entered into a U.S.$70 million loan agreement with the International Finance Corporation, or IFC, and commercial lenders, the proceeds of which were used to refinance the outstanding bridge loans. In December 2001, we began to service the IFC loan, and as of the date hereof are current in all payments. As of December 31, 2004, U.S.$52 million of this loan remained outstanding.

     On May 17, 2005, a trust organized by our subsidiary ICA Panama issued U.S.$150 million of its 6.95% notes due 2025. Payments of principal and interest on the notes will be made from the Corredor Sur highway’s operations. The notes are with recourse solely to the trust, which has been assigned the right to payment from the tolls. The net proceeds from the placement of the notes (approximately U.S.$134.9 million) were principally used to repay 100% of the project’s outstanding indebtedness (including a payment of U.S.$51.2 million in respect of outstanding indebtedness to the IFC) and to fund certain reserve accounts as required under the terms of the concession’s financing. The balance of the proceeds from the placement of the notes was used to repay a portion of our indebtedness and for other corporate purposes.

     See “Item 8. Financial Information—Legal and Administrative Proceedings—Legal Proceedings—Corredor Sur.”

     SETA. SETA is a consortium that owns 15% of the voting stock of Grupo Aeroportuario del Centro Norte, S.A. de C.V., or GACN, which owns fifty-year concessions to operate and manage 13 airports in various regions of Mexico. We currently hold a 15% interest in SETA, which results in our beneficial ownership of 2.25% of GACN.

     SETA was initially comprised of CICASA (with a 37.25% interest), Vinci, S. A. (with a 37.25% interest) and Aeroports de Paris (with a 25.50% interest). In September 2003, we sold 60% of our interest in SETA for Ps.274 million to Aeroinvest, an affiliated company that is 60% owned by Mr. Bernardo Quintana, our President and Chief Executive Officer, and members of his family, and contributed 40% of our interest in SETA to Aeroinvest in exchange for a 40% interest in Aeroinvest. The enterprise value used in these transactions was based on a valuation report prepared by a Mexican investment bank. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—El Cajon Letters of Credit; Sale of SETA.”

     Water Distribution and Water Treatment Concessions. We commenced construction of the Acuña water treatment plant in November 1998. The plant started commercial operations in October 2000, and we received our first payment in February 2001.

     As of December 31, 2004, we have completed construction of the sewage system and the total investment has been recognized by the concession grantor. The project’s revenues have been sufficient to cover our obligations connected to the concession. The Acuña water treatment plant is currently operating at its full installed capacity (250 liters per second) and an increase in capacity is under negotiation.

     We have also requested additional compensation for additional costs that have resulted from the delay in the approval of detailed engineering plans, inflation based escalation clauses and other factors. There can be no assurance as to the results of these negotiations.

     Automobile Parking Concessions. In July 2004, we sold all of our ownership interests in DEPRISA, our parking facility concessionaire for the Plaza Garibaldi, the Avenida Morelos and the Monumento a la Madre parking facilities in Mexico City, the Plaza Libertad parking facility in Tampico, Tamaulipas, to a group of Mexican investors for U.S.$5.2 million. As a result of this divestment, we no longer operate parking facilities.

Real Estate and Housing

     In 2004, we participated in several new housing development projects, including: Valle de Olivos in Ciudad Juarez, Residencial El Faro in Leon, Colinas del Sol in Queretaro, Paseo de San Isidro in San Juan del Rio, Calakmul in Cancun, and Paseos de Aragon in Mexico City. We also completed ongoing projects in Paseos del Florido and Paseos del Pacifico in Tijuana, Valle de Santiago in Ciudad Juarez, Paseo de la Loma en Queretaro, Colinas de Ecatepec in Estado de Mexico, and Sol del Mayab in Cancun. During 2004, 2003 and 2002, we sold 2,997, 2,289 and 1,883 houses, respectively. As of

December 31, 2004, our housing division owned 180 hectares of land reserved for the construction of 12,490 housing units.

     New housing construction in Mexico has increased steadily since President Fox took office through several governmental initiatives, which have improved the conditions for both developers and prospective buyers of housing. From 2000 to 2004, the number of mortgage credits granted to new house buyers increased 44% from 332,000 housing units in 2000 to 477,000 housing in 2004. In addition, the recent incorporation of the Mexican Federal Mortgage Corporation (Sociedad Hipotecaria Federal) has made it easier for people to finance purchases and construction of homes in Mexico. Accordingly, through ViveICA, our housing subsidiary, we intend to acquire an additional land for the construction of approximately 30,000 housing units over the next several years as a part of our strategy to establish a greater presence in the Mexican home-building sector.

     Our current policy is to discontinue our commercial real estate operations through the sale of our real estate assets, and to increase our investment in the housing market. See “—Asset Divestitures.” Beginning on January 1, 2005, our real estate operations will be reported as part of the Corporate and Other Operations segment and our housing operations will be reported as the Housing segment.

Corporate and Other Operations

     Prior to our sale of all of our holdings in Alsur the Corporate and Other Operations segment consisted solely of Alsur. As of December 31, 2004, we had no assets or operations in the Corporate and Other Operation segment. Beginning January 1, 2005, our real estate operations are included in our Corporate and Other Operations segment.

     Alsur: Grain Storage and Distribution

     We purchased Alsur from the Mexican government in 1998. Alsur is a grain and general merchandise warehouse operator and an auxiliary credit institution that issues certificates of deposit. Alsur is regulated by the Mexican National Banking and Securities Commission (the Comision Nacional Bancaria y de Valores).

     Alsur holds a 30-year concession (ending in 2027) for the Silos Miguel Aleman grain storage facility in Mexico City. As part of our non-core asset divestment program, on December 26, 2002, we sold the Veracruz grain terminal to Cargill de Mexico for U.S.$22.5 million. In 2004, we sold a warehouse facility located in Chontalpa, Tabasco, to Alimentos Basicos y Balanceados de Cardenas, S.A. de C.V., for U.S.$90,000, a warehouse facility located in Arriaga, Chiapas, to Bufete Eximexico, S.A. de C.V., for U.S.$538,000, and a warehouse facility located in Merida, Yucatan, to Distribuidora de Granos, S.A. de C.V., for U.S.$700,000. In 2004 we sold our remaining interest in Alsur and ICA Operacion Tecnica y Administrativa to a group of Mexican businessmen, for Ps.52.7 million.

Geographical Distribution of Revenues

     Revenues from foreign operations accounted for approximately 20% of our revenues in 2004, as compared to 24% and 25% in 2003 and 2002, respectively.

     The following table sets forth our revenues by geographic area for each of the years in the three-year period ended December 31, 2004.

	Year Ended December 31,
	2004			2003			2002
	(Millions of			(Millions			(Millions of
	Mexican		(Percent of	of Mexican		(Percent of	Mexican		(Percent of
	pesos)		total)	pesos)		total)	pesos)		total)
Mexico	Ps.	10,413	79%	Ps.	7,536	76%	Ps.	6,728	75%
Spain		2,430	19%		1,999	20		1,644	18
United States		4	—		85	1		13	0.1
Other Latin American countries		258	2		554	5		968	11
Inter-segment eliminations		(7)	—		(270)	(2)		(339)	(4)
Total	Ps.	13,098	100%	Ps.	9,903	100%	Ps.	9,014	100%

     Approximately 3% of our backlog as of December 31, 2004 related to projects outside Mexico (as compared to 13% as of December 31, 2003) and approximately 93% of our backlog as of December 31, 2004 was denominated in foreign currencies (principally U.S. dollars) (as compared to 92% as of December 31, 2003).

     As a result of the December 1994 Mexican peso devaluation and the resulting economic crisis, our strategy had been to place greater emphasis on our international operations. We pursued this strategy through acquisitions of foreign companies, such as Rodio, CPC and Kronsa, as well as through the direct involvement of the Civil Construction and Industrial Construction segments in foreign projects, such as the Corredor Sur highway concession in Panama and the Malla Vial street network refurbishment project in Colombia. Our strategy of becoming more involved in foreign projects presented greater risks than those typically faced in Mexican projects. For example, foreign projects may be more difficult to supervise due to their greater distances from our principal operations. Foreign projects require familiarity with foreign legal requirements and business practices. In contrast to domestic infrastructure projects, foreign projects also typically do not allow us to benefit from our reputation and relationships with Mexican government officials and private-sector individuals. Over the last few years we have revised this strategy, and have decided to concentrate on our Mexican operations. Although we are still active abroad, we have sought to be more selective when bidding for international projects. To date, our foreign projects have generated mixed results. See “Item 5. Operating and Financial Review and Prospects—Operating Results.”

Environmental Matters

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

ORGANIZATIONAL STRUCTURE

     The following table sets forth our significant subsidiaries as of December 31, 2004, including the principal activity, country of incorporation, ownership interest and, if different, percentage of voting power held by us:

	Principal	Country of	Ownership	Voting
Subsidiary	Activity	Incorporation	Interest	Power Held

Constructoras ICA, S.A. de C.V.	Construction	Mexico	100%	100%

Controladora de Operaciones de Infraestructura, S.A. de C.V.	Real estate and concessions	Mexico	100	100

Promotora e Inversora ADISA, S.A. de C.V.	Real estate and heavy construction	Mexico	100	100

Controladora de Empresas de Vivienda, S.A. de C.V.	Housing development	Mexico	100	100

	International holding
ICATECH Corporation	company	United States	100	100

Rodio/KronsaCimentaciones Especiales, S.A.	Sub-soil construction	Spain	50	50

Ingenieros Civiles Asociados, S.A. de C.V.	Heavy and urban construction	Mexico	100	100

ICA–Fluor Daniel, S. de R.L. de C.V.	Industrial construction	Mexico	51	51

	Highway construction
ICA Panama, S.A.	concessionaire	Mexico	100	100

	Consortium for the
	construction of the El
Constructora Internacional de Infraestructura, S.A. de C.V.	Cajon hydroelectric project	Mexico	61	61

PROPERTY, PLANT AND EQUIPMENT

     Approximately 61% of our assets and properties are located in Mexico, with the balance in the United States, Europe and other Latin American countries. At December 31, 2004, the net book value of all land (excluding real estate inventories) and buildings, machinery and equipment and concessions was approximately Ps.4,319 million (approximately U.S.$387 million). Beginning in 2002, as part of a strategy to better utilize our capital resources, we sold a substantial portion of the machinery used in our construction projects. We currently lease machinery from vendors.

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

Item 5. Operating and Financial Review and Prospects

     The following discussion should be read in conjunction with our financial statements and the notes thereto. Our financial statements have been prepared in accordance with Mexican GAAP, which differ in significant respects from U.S. GAAP. Note 30 to our financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net loss and total stockholders’ equity. Under Bulletin B-10, financial data for all periods in our financial statements and throughout this annual report have been restated in constant Mexican pesos as of December 31, 2004.

     U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.11.154 to U.S.$1.00, the noon buying rate for Mexican pesos on December 31, 2004, as published by the Federal Reserve Bank of New York.

     Our operations are divided into six segments: Civil Construction, Industrial Construction, CPC-Rodio, Infrastructure Operations, Real Estate and Housing, and Corporate and Other Operations. Beginning on January 1, 2005, our real estate operations are included in our Corporate and Other Operations segment and our housing construction operations will be reported as the Housing segment.

OPERATING RESULTS

Recent Developments

Minatitlan Refinery Project

     In October 2004, our subsidiary, ICA-Fluor, entered into a contract with Pemex for the reconfiguration of Package II of the Minatitlan refinery project, including auxiliary services, wastewater treatment and integration works at the facility.

     Package II of the Minatitlan refinery project was valued at Ps.7,732 million at December 31, 2004. We expect to complete this project in 2008. The project was awarded pursuant to a mixed price contract in which a portion of the contract involves fixed prices and the rest unit prices. ICA-Fluor will receive payment from Pemex for construction services over the life of the contract, as we reach certain contractual milestones. ICA-Fluor posted a guarantee in the amount of U.S.$70 million for the value of certain works to be completed on Package II of the Minatitlan refinery project, which was obtained in the form of an unsecured letter of credit.

Corredor Sur Financing

     On May 17, 2005, a trust organized by our subsidiary ICA Panama issued U.S.$150 million of its 6.95% notes due 2025. Payments of principal and interest on the notes will be made from the Corredor Sur highway’s operations. The notes are with recourse solely to the trust, which has been assigned the right to payment from tolls. The net proceeds from the placement of the notes (approximately U.S.$134.9 million) were principally used to repay the project’s outstanding indebtedness (including a payment of U.S.$51.2 million in respect of outstanding indebtedness to the IFC) and to fund certain reserve accounts as required under the terms of the project’s financing. The balance of the proceeds from the placement of the notes was used to repay a portion of our indebtedness and for other corporate purposes.

Debt and liquidity

     As of May 25, 2005, we used U.S.$44 million of the net proceeds of the Corredor Sur financing to repay all of our outstanding parent company debt, specifically U.S.$42 million (Ps.456 million) of outstanding indebtedness to Banamex (we are in the process of releasing all the guarantees related to the Banamex debt) and U.S.$2 million of outstanding indebtedness to Caterpillar. An additional U.S.$25 million of the net proceeds was used for general corporate purposes.

     In December 2004, we also obtained a U.S.$5.6 million loan for working capital in the Civil Construction segment that was repaid in May 2005 and letters of credit for the Tejocotal highway project from Banorte under which we have pledged a building at Mineria No. 130 in Mexico City and the real property assets of PRET as collateral.

     We are negotiating are negotiating a credit line of U.S.$20 million for the working capital needs of Package II of the Minatitlan refinery project.

     We are negotiating a credit line and letters of credit with the Overseas Private Investment Corporation, or the OPIC, to fund working capital in our Industrial Construction segment. The OPIC financing is expected to consist of a U.S.$62.5 million ten-year revolving facility, denominated in Mexican pesos, a U.S.$62.5 ten-year term facility, denominated in U.S. dollars and a U.S.$125 million commitment for letters of credit, which can be denominated either in Mexican pesos or U.S. dollars, at our option. These loans are expected to be guaranteed by accounts receivable from Pemex.

     There can be no assurance that this or the Minatitlan financing will be consummated.

General

Overview

     We are a Mexican company principally engaged in construction and construction-related activities. As a result, our results of operations are substantially affected by developments in Mexico and Mexican public spending on large infrastructure projects. Our results of operations also vary from period to period based on the mix of projects under construction, and the contract terms relating to those projects.

     We reported net losses in 2003, 2002 and 2001 and an operating loss in 2001 principally due to a combination of lower public-sector spending on infrastructure in Mexico, losses incurred on several large projects (such as the San Juan Coliseum in Puerto Rico) and lower margins due to increased competition. Responding to these losses, in recent years we have sought to improve our contracting practices and to reduce our expenses through better cost controls. Our operating results improved considerably in 2004, reflecting a higher volume of work (principally relating to the El Cajon hydroelectric project).

Revenue

     The following table sets forth the revenues (after elimination of interdivisional revenues) of each of our segments for each of the years in the three-year period ended December 31, 2004. See note 27 to our financial statements.

	Year Ended December 31,
	2004			2003			2002
	(Millions of			(Millions of			(Millions of
	Mexican		(Percentage	Mexican		(Percentage	Mexican		(Percentage
	pesos)		of Total)	pesos)		of Total)	pesos)		of Total)
Revenues
Construction
Civil	Ps.	4,553	35%	Ps.	2,223	22%	Ps.	1,058	12%
Industrial		4,604	35		4,209	43		4,305	48
CPC-Rodio		2,431	18		2,046	21		1,757	19

Total		11,588	88		8,478	86		7,120	79

Infrastructure Operations		398	3		509	5		628	7
Real Estate and Housing		1,048	8		812	8		1,040	11
Corporate and Other operations		64	1		104	1		226	3

Total	Ps.	13,098	100%	Ps.	9,903	100%	Ps.	9,014	100%

     Total revenues increased by 32% in 2004, from Ps.9,903 million to Ps.13,098 million. This increase was primarily attributable to the 37% increase in revenues from the Construction segments and a 29% increase in revenue in our Real Estate and Housing segment. The increase in construction revenues in 2004 was mainly the result of work executed for the El Cajon hydroelectric project, the Iztapalapa hospital in Mexico City, the Toluca airport and several projects undertaken by Rodio/Kronsa in Spain. The increase in revenue from the Real Estate and Housing segment was primarily a result of a 30% increase in the number of houses that were built and sold by the Housing division of the Real Estate and Housing segment.

     Total revenues in 2003 increased to Ps.9,903 million, a 10% increase in our revenue of Ps.9,014 million in 2002. The increase in revenues mainly resulted from substantially increased revenues in the Civil Construction segment, which was primarily attributable to work performed on the El Cajon hydroelectric project, the Tuxpan Highway and the Chiapas Bridge. These sources of increased revenue were offset by declines in revenues from our non-construction segments.

Selling, General and Administrative Expenses

     We recorded selling, general and administrative expenses of Ps.1,123 million during 2004, an 18% increase from Ps.948 million during 2003. The increase in selling, general and administrative expenses in 2004 was due primarily to increased overhead attributable to the increased volume of work in the Civil Construction segment and the Industrial Construction segment.

     We recorded selling, general and administrative expenses of Ps.948 million during 2003, as compared to Ps.1,094 million during 2002. The decrease in general and administrative expenses was primarily attributable to a series of measures implemented in 2003 to reduce administrative expenses at the operating and parent company level.

Operating Income

     The following table sets forth operating income or loss of each of our segments for each of the years in the three-year period ended December 31, 2004.

	Year Ended December 31,
	2004		2003		2002
	(Millions of Mexican pesos)
Operating Income (Loss)
Construction
Civil	Ps.	277		$(1)		$(340)
Industrial		40		(102)		420
CPC-Rodio		89		81		(16)

Total		406		(22)		64

Infrastructure Operations		50		51		129
Real Estate and Housing		55		(1)		(21)
Corporate and Other Operations		9		15		(3)

Total	Ps.	520	Ps.	43	Ps.	169

Operating Margin		3.9%		0.4%		1.8%

     In 2004, our operating income was Ps.520 million, compared to Ps.43 million in 2003. In 2004, the construction segments reported operating income of Ps.406 million, as compared to an operating loss of Ps.22 million in 2003. The improvement in operating income was primarily attributable to increased revenues and higher margins in our Construction segment and, to a lesser extent, to increased revenues in the Real Estate and Housing segment, which resulted from a 30% increase in the number of houses that were built and sold by the Housing division of the Real Estate and Housing segment. Operating results in the Industrial Construction segment in 2004 reflected the absence of cost overruns associated with the construction of the Altamira III & IV combined cycle plant for Iberdrola, the Campeche thermoelectric plant for Transalta and in the AES Andres power plant in the Dominican Republic, reflecting our focus on controlling costs. The overruns adversely affected our operating results in 2003.

     In 2003, we recorded operating income of Ps.43 million, as compared to operating income of Ps.169 million in 2002. In 2003, our consolidated operating income was principally attributable to the operating income of the CPC-Rodio, Infrastructure Operations and Corporate and Other Operations segments, while the Civil Construction, Industrial Construction and Real Estate and Housing segments recorded operating losses. The operating loss in the Industrial Construction segment was primarily attributable to cost overruns associated with the construction of the Altamira III & IV combined cycle plant for Iberdrola, the Campeche thermoelectric plant for Transalta and in the AES Andres power plant in the Dominican Republic. The operating loss in the Real Estate and Housing segment was primarily attributable to losses incurred by our Real Estate division as a result of decreasing commercial real estate sales and divestments in 2003.

Construction

Civil Construction

     The following table sets forth the revenues and operating income (loss) of the Civil Construction segment for each of the years in the three-year period ended December 31, 2004.

	Year Ended December 31,
	2004		2003		2002
	(Millions of Mexican pesos)
Revenues	Ps.	4,553	Ps.	2,223	Ps.	1,058
Operating income (loss)		277		(1)		(340)

Operating Margin		6.00%		(0.04)%		(32.10)%

     The Civil Construction segment’s revenues increased by 104% to Ps.4,553 million in 2004, from Ps.2,223 million in 2003. This increase mainly reflected the increase in work at the El Cajon hydroelectric project, which represented Ps.3,064 million (or 67.3%) of the segment’s revenue in 2004, compared to Ps.921 million in 2003, and, to a lesser extent, Ps.219 million of work performed on the Tuxpam highway and Ps.176 million of work performed on the Toluca airport. In 2003, the Civil Construction segment’s revenues increased by 110% to Ps.2,223 million from Ps.1,058 million in 2002, due to the increase in revenues attributable to the El Cajon hydroelectric project, which was awarded in March 2003. Revenues derived from foreign operations represented less than 1% of the Civil Construction segment’s revenues in 2004, 11% of the Civil Construction segment’s revenues in 2003 and 30% of the Civil Construction segment’s revenues in 2002.

     The Civil Construction segment realized operating income in 2004 after experiencing operating losses in each of 2003 and 2002. In 2004, the Civil Construction segment’s Ps.277 million operating income reflected the increase in work level in 2004 and the effect of higher operating margins in our new contracts. In 2003, our client for the San Juan Coliseum project retained 10% of each payment to us to cover contingencies associated with the completion of the coliseum, including completion delays. In November 2003, we waived our right to recover such retained funds in exchange for a release from other liability associated with the San Juan Coliseum, other than payments alleged to be owed to certain third parties. As of December 31, 2003, the Civil Construction segment reserved Ps.16 million for expected operating losses on completed projects in Puerto Rico. In 2004 we applied the provisioned losses.

     The Civil Construction segment’s 2002 operating loss was largely attributable to Ps.507 million of losses incurred in connection with work performed on various projects in Puerto Rico and Mexico. In Puerto Rico, the losses related to the San Juan Coliseum and a segment of the light rail system. In Mexico, the losses were incurred in connection with the construction of the Villaldama prison in Cordoba. In 2002, we established reserves related to projected losses on completed projects by the Civil Construction segment totaling Ps.300 million.

Industrial Construction

     The following table sets forth the revenues and operating income (loss) of our Industrial Construction segment for each of the years in the three-year period ended December 31, 2004.

	Year Ended December 31,
	2004		2003		2002
	(Millions of Mexican pesos)
Revenues	Ps.	4,604	Ps.	4,209	Ps.	4,305
Operating (loss) income		40		(102)		420

Operating margin		0.87%		(2.42)%		9.76%

     The Industrial Construction segment’s revenues increased by 9% to Ps.4,604 million in 2004, from Ps.4,209 million in 2003. This increase primarily reflected the increase in our contract volume during 2004, was primarily attributable to increased work for Pemex and the Mexican government, which accounted for 51% of our contracting volume in 2004. In 2003, the Industrial Construction segment’s revenues decreased 2% to Ps.4,209 million from Ps.4,305 million in 2002, which primarily reflected the completion of work on the AES Andres power plant in the Dominican Republic.

     The Industrial Construction segment had operating income of Ps.40 million in 2004, as compared to an operating loss of Ps.102 million in 2003, primarily due to the absence of cost overruns in 2004 that we experienced in 2003 in connection with startup and commissioning of the Altamira III & IV combined cycle plants for Iberdrola, the Campeche thermoelectric plant for Iberdrola and in the AES Andres power plant in the Dominican Republic. The Industrial Construction segment had an operating loss of Ps.102 million in 2003 as compared to operating income of Ps.420 million in 2002, which was primarily attributable to the cost-overruns in 2003 associated with the startup and commissioning of the aforementioned projects.

CPC-Rodio

     The following table sets forth the revenues and operating income (loss) of our CPC-Rodio segment for each of the years in the three-year period ended December 31, 2004.

	Year Ended December 31,
	2004		2003		2002
	(Millions of Mexican pesos)
Revenues
CPC		1		47		113
Rodio/Kronsa	Ps.	2,430	Ps.	1,999	Ps.	1,644

Total	Ps.	2,431	Ps.	2,046	Ps.	1,757

Operating income (loss)
CPC	Ps.	2	Ps.	(9)	Ps.	(84)
Rodio/Kronsa		87		90		68

Total	Ps.	88	Ps.	81	Ps.	(16)

Operating margin		3.66%		3.96%		(0.91)%

     The CPC-Rodio segment’s revenues for 2004 increased to Ps.2,431 million from Ps.2,406 million in 2003, primarily as a result of increased levels of work performed by Rodio/Kronsa in Spain. The CPC-Rodio segment’s revenues increased 16% from Ps.1,757 million in 2002 to Ps.2,046 million in 2003, primarily as a result of increased levels of work performed by Rodio/Kronsa in Spain and Portugal.

     The CPC-Rodio segment recorded operating income of Ps.88 million in 2004, as compared to operating income of Ps.88 million in 2003 and operating loss of Ps.16 million in 2002. Operating income increased modestly from 2003 to 2004, in spite of the substantial increase in revenues due to increased competition faced by Rodio/Kronsa in Spain, which eroded operating margins. The change from an operating loss in 2002 to operating income in 2003 was primarily attributable to increased operating income obtained from Rodio/Kronsa’s operations in Spain and Portugal, and a reduction to our exposure to CPC’s continued operating losses in Argentina. The segment’s 2002 result was primarily attributable to the adverse economic conditions in Argentina and the losses incurred by CPC as a result of the adverse economic conditions.

     CPC has been adversely affected by the Argentine economic crises. As a result, we have substantially reduced the scope of CPC’s operations, and we may unwind our operations in Argentina in the future. On January 21, 2004, Techint assumed CPC’s rights and obligations under the contract for the construction of the Caracoles-Punta Negra hydroelectric project. CPC is currently operating at the minimum level required to complete its last outstanding project.

Construction Backlog

     Backlog at December 31, 2004 increased to Ps.21,319 million from Ps.13,122 million at December 31, 2003, primarily as a result of a substantial increase in backlog in the Industrial Construction segment. The increase in the Industrial Construction backlog was primarily due to the award of several significant oil and gas projects by Pemex during 2004, the most significant of which were for the construction of Package II of the Minatitlan refinery project, construction of the Ku-Zap drilling platforms and construction of the Reynosa 3 cryogenic plant.

     Our most significant award in 2004 was Package II of the Minatitlan refinery project by Pemex for Ps.7,732 million, which includes the reconfiguration of the refinery, auxiliary services, waste water treatment and integration works at the facility. Two projects represented more than half of our backlog at December 31, 2004. Package II of the Minatitlan refinery project accounted for Ps.7,732 million, or 36% of our total backlog as of December 31, 2004. In addition, we are continuing work on the El Cajon hydroelectric project. As of December 31, 2004, the El Cajon hydroelectric project accounted for Ps.4,660 million, or 22%, of our construction backlog. For a description of the El Cajon hydroelectric project, see “Item 4. Information on the Company—Business Overview—Description of Business Segments—Civil Construction.” As of December 31, 2004, approximately 3% of our construction backlog was attributable to construction projects outside Mexico, and public sector projects represented approximately 79% of our total backlog. See note 8 to our financial statements.

     As of March 31, 2005, backlog decreased to Ps.19,964 million from Ps.21,319 million at December 31, 2004. The most significant additions to backlog during the first quarter of 2005 included the construction of a new section of the Tejocotal – Nuevo Necaxa highway (for Ps.635 million), which we expect to complete in October 2006, the Reynosa IV cryogenic plant in Tamaulipas (for Ps.408 million), which we expect to complete in July 2005 and construction works in the Chicontepec project (for Ps.103 million), which we expect to complete in December 2006.

     Infrastructure Operations

     The following table sets forth the revenues and operating results of our Infrastructure Operations segment for each year in the three-year period ended December 31, 2004.

	Year Ended December 31,
	2004		2003		2002
	(Millions of Mexican pesos)
Revenues	Ps.	398	Ps.	509	Ps.	628
Operating income		50		51		129
Operating Margin		12.56%		10.02%		20.54%

     The Infrastructure Operations segment’s revenues decreased in 2003 from 2002 and then again in 2004. In 2004, the decrease in the segment’s revenues was mainly attributable to the absence of revenues from Simex, which we sold in January 2004, to a member of our board of directors. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” Simex contributed Ps.77 million to our revenues in 2003. The decrease in the segment’s revenues from 2002 to 2003 was mainly attributable to the absence of revenues from the Bellas Artes parking garage in Mexico City and the Solaqua waste water treatment concession subsidiary, and a decrease in revenues from the sale of real estate associated with the Corredor Sur highway concession in Panama. The Bellas Artes parking garage and Solaqua were sold in 2002 and 2003, respectively, and in aggregate contributed Ps.54 million to revenue in 2002.

     The Infrastructure Operations segment reported operating income of Ps.50 million in 2004 as compared to operating income of Ps.51 in 2003, primarily due to improved results from the Corredor Sur project. Operating income declined to Ps.51 million in 2003 as compared to Ps.129 million in 2002 reflecting the decline in revenue resulting from the sale of Solaqua and the Bellas Artes parking garage in Mexico City, and from the decrease in sales to third parties of real estate granted to us in connection with the Corredor Sur highway concession in Panama.

Real Estate and Housing

     The following table sets forth the revenues and operating losses of our Real Estate and Housing segment for each year in the three-year period ended December 31, 2004.

	Year Ended December 31,
	2004		2003		2002
	(Millions of Mexican pesos)
Revenues	Ps.	1,048	Ps.	812	Ps.	1,040
Operating Income (loss )		54		(1)		(21)

Operating margin		5.15%		(0.12)%		2.01%

     The Real Estate and Housing segment’s revenues increased 29% from Ps.812 million in 2003 to Ps.1,048 million in 2004, primarily due to an increase in sales in the Housing division. In 2004, we built and sold 2,997 houses, an increase as compared to 2,289 houses built and sold in 2003 and 1,883 houses built and sold in 2002. We recognize revenue from the sale of completed housing developments when the sales contract is signed and we have received payment of at least 20% of the contract price. If there is uncertainty regarding future collection, revenue is recorded when collected. In 2004, approximately 86% (Ps.902 million) of the Real Estate and Housing segment’s revenues were attributable to the Housing division, as compared to 80% (Ps.650 million) in 2003. Our current policy is to continue to increase our investment in the housing market.

     The Real Estate and Housing segment’s revenues decreased 22% from Ps.1,040 in 2002 to Ps.812 million in 2003 primarily as a result of decreased sales in the Real Estate division in 2003. The decrease in sales of the Real Estate division was primarily attributable to a smaller inventory of land for sale, which was also less marketable. The decline was offset in part by increased sales in the Housing Division. The Housing division’s revenues increased 17%, from Ps.553 million in 2002 to Ps.650 million in 2003, as a result of increased revenues from various low income housing projects including in Colinas de Ecatepec, Paseos de Florido in Tijuana and Rinconada del Carmen in Cuernavaca.

     The Real Estate and Housing segment had operating income of Ps.54 million in 2004, compared to operating losses of Ps.1 million in 2003 and Ps.21 million in 2002. The increase in operating income of the Real Estate and Housing segment in 2004 was primarily attributable to an increase in operating income of the housing division due to the increase in the number of houses we built and sold. The Real Estate and Housing segment’s operating loss decreased 95% from Ps.21 million in 2002 to Ps.1 million in 2003. The decrease in the Real Estate and Housing segment’s 2003 operating loss reflected the reduced impact of the Real Estate division on the segment’s results, and an increase in the Housing division’s operating income.

Corporate and Other Operations

     During the past several years, as part of our non-core asset divestiture program, we have sold substantially all of the assets in our Corporate and Other Operations segment. In January 2001, we sold our interest in our construction aggregates business to our former partner, Vulcan, for U.S.$122.4 million. Until January 2002, this segment included our Punta Langosta cruise ship terminal. On January 28, 2002, we sold our interest in the Punta Langosta cruise ship terminal for U.S.$19.4 million to Cruceros Maritimos del Caribe S.A. de C.V. In August 2004, we divested the last remaining asset in this segment, with the sale of Alsur, our grain warehouse business. Beginning January 1, 2005, we will report our real estate operations other than housing construction in this segment and our housing construction operations will be reported as an independent segment.

     The following table sets forth the revenues and operating income (loss) of the Corporate and Other Operations segment for each year in the three-year period ended December 31, 2004.

	Year Ended December 31,
	2004		2003		2002
	(Millions of Mexican pesos)
Revenues	Ps.	71	Ps.	104	Ps.	226
Operating income (loss)		9		16		(3)
Operating margin		14.06%		15.38%		1.27%

     The Corporate and Other Operations segment’s revenues decreased from Ps.104 million in 2003 to Ps.71 million in 2004, primarily as a consequence of the sale of Alsur. The Corporate and Other Operations segment’s revenues decreased 54% from Ps.226 million in 2002 to Ps.104 million in 2003, reflecting Alsur’s reduced storage capacity as a result of the sale of its warehouses, and the absence of sales in 2003 from the Veracruz grain terminal, which was sold in 2002.

     The Corporate and Other Operations segment had operating income of Ps.9 million in 2004 as compared to operating income of Ps.16 million in 2003. The decrease in operating income in 2004 was mainly due to the decrease in revenues due to the sale of Alsur.

     Financing Cost, Net

     The following table sets forth the components of our comprehensive financing results for each year in the three-year period ended December 31, 2004.

	Year Ended December 31,
	2004		2003		2002
	(Millions of Mexican pesos)
Interest expense(1)	Ps.	320	Ps.	553	Ps.	646
Interest income		(244)		(144)		(187)
Exchange (gain) loss, net		(29)		66		175
(Gain) on monetary position		(60)		(90)		(142)
Financing (income) cost, net	Ps.	(12)	Ps.	385	Ps.	492

(1)	Does not include interest expense attributable to the El Cajon hydroelectric project, which is reported as a part of cost of sales. Interest expense related to the El Cajon hydroelectric project was Ps.41.2 million in 2004 and Ps.11.4 million in 2003.

     We reported a net contribution to income from financing activities of Ps.12 million in 2004, as compared to comprehensive financing costs of Ps.385 million in 2003 and Ps.492 million in 2002. The improvement in the comprehensive financing cost in 2004 was due to a decrease in interest expense, an increase in interest income, and the realization of an exchange gain, instead of the exchange loss we experienced in 2003 and 2002.

     The decrease in financing cost in 2003 was due principally to a decrease in interest expense (as a result of lower interest rates and a reduction in the amount of our debt), which more than offset lower exchange losses in 2003 (as a result of the appreciation of the U.S. dollar against the Mexican peso) and interest income.

     Interest expense decreased from Ps.646 million in 2002 to Ps.553 million in 2003 and decreased again to Ps.320 in 2004. The decrease in interest expense in 2004 was primarily attributable to a reduction in the average interest rates on our consolidated debt, from 10.51% in 2003 to 7.68% in 2004. Our overall debt increased by Ps.2,411 million in 2004 as a result of the financing for the El Cajon hydroelectric project.

     We reduced our debt by Ps.228 million in 2003 and Ps.927 in 2002 (in each case as measured from January 1 to year-end). The reduction in interest expense in each of 2002 and 2003 also reflected lower interest rates. Our average interest rate in 2002 was 10.65%.

     Interest income decreased from Ps.187 million in 2002 to Ps.144 million in 2003, but increased to Ps.244 million in 2004. The increase in interest income in 2004 was primarily due to the unused cash balance of notes issued to finance the El Cajon hydroelectric project. The decrease in interest income in 2003 was primarily attributable to decreased levels of cash reserves and lower interest rates.

     Gain on monetary position reflects the effects of inflation, as measured by the NCPI, on our net monetary position. The gain on monetary position in each year reflected our net monetary liability position in that year.

     We reported a foreign exchange gain of Ps.29 million in 2004, as compared to a foreign exchange loss of Ps.66 million in 2003 and Ps.175 million in 2002. The 2004 gain reflected the appreciation of the Mexican peso to the U.S. dollar that year. The 2003 and 2002 losses reflected the depreciation of the Mexican peso against the U.S. dollar in each year. Of our total indebtedness at December 31, 2004, 79% was denominated in currencies other than Mexican pesos, principally U.S. dollars or, in the case of debt related to projects of CPC-Rodio, Euros.

We may in the future incur additional non-peso denominated indebtedness. Declines in value of the Mexican peso relative to such other currencies will both increase the interest costs to us related to such indebtedness and result in foreign exchange losses. An increase in the value of the Mexican peso relative to such other currencies will have the opposite effect.

Other Expenses, Net

     In 2004, our net other expenses amounted to Ps.16 million, compared with other expenses of Ps.285 million in 2003. During 2004, our net other expenses included a gain of Ps.70 million resulting from the sale of our shares in Alsur, ICAOTA and Autopistas Concesionadas del Centro, S.A. de C.V. and a Ps.161 million profit from the Acapulco Tunnel resulting from the reversal of a previous impairment charge. These sources of income were partially offset by Ps.32 million of severance charges, a loss of Ps.4 million incurred in the sale of property, plant and equipment and an allowance of Ps.55 million for impairment in value in Alsur and DEPRISA. See note 24 to our financial statements.

     We reported other expenses of Ps.285 million for 2003, as compared to other expenses of Ps.245 million in 2002. In 2003, other expenses primarily resulted from Ps.126 million in provisions associated with the curtailment of our pension plan, a Ps.94 million loss from the sale of shares (primarily associated with our sale of shares of SETA), Ps.50 million of employee severance payments, and a Ps.32 million loss from the sale of fixed assets.

     In 2002, our other expenses primarily resulted from a Ps.210 million loss from sales of shares (primarily the Cabo del Sol tourism real estate development), Ps.77 million of losses from the sale of fixed assets, Ps.129 million of employee severance payments, and Ps.86 million from the write-off of recoverable value-added taxes related to the government’s highway concession restructuring program and losses from sales of fixed assets. These expenses were partially offset by the gain of Ps.258 million from the repurchase of our subordinated convertible debentures.

Income Tax

     In 2004 we recorded a net tax provision of Ps.510 million, which reflected a current income tax expense of Ps.93 million, deferred income tax expense of Ps.55 million, a charge related to the change in statutory tax rate of Ps.85 million, and an expense of Ps.277 million reflecting an increase in the valuation allowance. The increase in valuation allowance resulted from a writedown of losses we have carried forward based on our estimation that we may be unable to benefit from certain tax carryforwards within the period granted by Mexican law for the recovery of such tax carryforwards. In 2004, employee statutory profit sharing expense equaled Ps.28 million, which was composed of an employee statutory profit sharing expense of Ps.60 million and a deferred employee statutory benefit of Ps.32 million. See note 20 to our financial statements.

     In 2003, we recorded a net tax provision of Ps.347 million, which reflected a current income tax expense of Ps.13 million, deferred income tax expense of Ps.56 million, and an expense of Ps.275 million reflecting an increase in the valuation allowance, which resulted from our estimation that we may be unable to benefit from certain tax carryforwards available to us in the period granted by Mexican law for the recovery of such tax carryforwards. In 2003, employee statutory profit sharing expense equaled Ps.3 million, which was composed of an employee statutory profit sharing benefit of Ps.3 million and a deferred employee statutory expense of Ps.6 million.

     In 2002, we recorded a net tax provision of Ps.583 million, which reflected a current income tax expense of Ps.181 million, a deferred income tax benefit of Ps.558 million, an expense of Ps.49 million resulting from a change in the statutory tax rate, and an expense of Ps.910 million reflecting a change in the valuation allowance, which resulted from our estimation that we may be unable to benefit from certain tax loss carryforwards and asset tax credits available to us in the period granted by Mexican law for the recovery of such tax carryforwards. In 2002, the employee statutory profit sharing expense equaled Ps.54 million, which reflected a current employee statutory profit sharing expense of Ps.66 million and a deferred employee statutory benefit of Ps.12 million.

     The statutory tax rate in Mexico has been reduced from 35% for 2002 to 34% for 2003 and 33% for 2004. In 2005, the statutory rate applicable to us will be reduced to 30% and will be further reduced by one percentage point each year until reaching 28% in 2007. See note 20 to our financial statements. Generally, the differences between effective tax rates and statutory tax rates are due to differences between taxable and financial accounting income or loss, including, to an important extent, those relating to the recognition of profit or loss on construction contracts that tend to fluctuate significantly from year to year. Income taxes payable on revenues from the El Cajon hydroelectric project are deferred until we receive payment from the CFE upon completion of the project in 2007.

     As of December 31, 2004, we had Ps.3,059 million in consolidated net operating loss carryforwards and Ps.1,828 million in consolidated asset tax credits available. See note 20 to our financial statements.

Share in Net Gain (Loss) of Unconsolidated Affiliated Companies

     We reported net income from our equity interest in unconsolidated affiliates of Ps.175 million in 2004 as compared to a loss of Ps.173 million in 2003 and a loss of Ps.142 million in 2002. The improvement in 2004 was primarily due to gains from Dravica, our affiliate participating in the Caruachi hydroelectric project in Venezuela, which resulted from a settlement with the project’s client in the amount of $43 million to reflect additional construction costs, and gains from our holdings in Consorcio Internacional del Medio Ambiente, S.A. de C.V and Dicomex. The losses in 2003 and 2002 were primarily the result of losses incurred by Dravica in connection with the Caruachi hydroelectric project in Venezuela.

Net Income (Loss)

     We reported net income of majority interest of Ps.93 million in 2004 as compared to a net loss of majority interest of Ps.1,108 million in 2003 and a net loss of majority interest of Ps.1,493 million in 2002. In 2004, the improvement was primarily attributable to Ps.522 million of operating income and income in unconsolidated affiliated companies of Ps.175 million, which were offset by an income tax expense of Ps.510 million. In 2003, the loss was primarily attributable to Ps.385 million of financing expenses, Ps.347 million of tax provisions (including employee profit sharing), Ps.285 million of other expenses (including a provision for the curtailment of the pension plan of Ps.126 million) and Ps.173 million of losses in unconsolidated affiliated companies. In 2002, the loss was primarily attributable to Ps.637 million of tax provisions (including employee profit sharing), Ps.492 of financing expenses, Ps.245 million of other expenses (including severance payments) and Ps.142 million of losses in unconsolidated affiliated companies.

     Net income of minority interest was Ps.63 million in 2004, which primarily reflected gains in the construction segment. Net loss of minority interest was Ps.39 million in 2003. Net income of minority interest was Ps.147 million in 2002.

U.S. GAAP Reconciliation

     The principal differences between Mexican GAAP and U.S. GAAP as they relate to us for 2004 were capitalization of financing costs; restatement of foreign source fixed assets; reversal of an impairment charge; depreciation of impairment reversal and the related deferred income tax and deferred employee statutory profit-sharing and minority interest effects of such adjustments. In 2004, there was also a difference related to the valuation of a derivative financial instrument. All of the principal differences between Mexican GAAP and U.S. GAAP affect net income (loss) and total stockholders’ equity. Other than statutory profit-sharing, operating income for 2004 under U.S. GAAP included Ps.32 million of severance costs and loss of Ps.161 million related to a reversal of an impairment of an investment in concession. See note 30 to our financial statements. In addition U.S. GAAP is different from Mexican GAAP due to differences in the definition of discontinued operations. See note 30 to our financial statements. Pursuant to Mexican GAAP, our consolidated financial statements also recognize certain effects of inflation in accordance with Bulletin B-10 and Bulleting B-12, except for the restatement of foreign-sourced fixed assets from January 1, 1998. These effects have not been reversed in reconciliation with U.S. GAAP.

     The principal differences between Mexican GAAP and U.S. GAAP as they relate to us for 2003 were the capitalization of financing costs; restatement of foreign-sourced fixed assets; reversal of an impairment charge; and the related deferred income tax and deferred employee statutory profit-sharing and minority interest effects of such adjustments. All of the principal differences between Mexican GAAP and U.S. GAAP affect net income (loss) and total stockholders’ equity. Other than statutory profit-sharing, operating income for 2003 under U.S. GAAP included Ps.49 million of severance costs, Ps.126 million of cost associated with the curtailment of the pension plan and Ps.20 million related to a reversal of an impairment of an investment in property, plant and equipment. In addition, operating income under U.S. GAAP is different from Mexican GAAP due to differences in the definition of discontinued operations.

     The principal differences between Mexican GAAP and U.S. GAAP as they relate to us for 2002 were the capitalization of financing costs; restatement of foreign-sourced fixed assets; exchange loss from our Argentine subsidiary; and the related deferred income tax deferred employee statutory profit-sharing and minority interest effects of such adjustments and the effects of Bulletin B-15. All of the principal differences between Mexican GAAP and U.S. GAAP affect net loss and total stockholders’ equity. Other than statutory profit-sharing, operating income for 2002 under U.S. GAAP included Ps.129 million of severance costs and Ps.86 million from the write-off of recoverable value-added taxes. In addition, beginning January 1, 2002, operating income under U.S. GAAP is different than under Mexican GAAP due to a difference in the definition of discontinued operations.

Accounting Policies and Estimates

     We prepare our financial statements in accordance with Mexican GAAP, and we use International Accounting Standards, or IAS, issued by the International Accounting Standards Board, or IASB, and US GAAP as a complement if needed (in cases where Mexican GAAP is silent on an issue), which requires us to make estimates that affect the amounts recorded for assets, liabilities, income and expenses in our financial statements. Even though such estimates are based on the knowledge, judgment and experience of our management, actual results may differ. The principal accounting policies based on the use of estimates with a material effect on our financial statements as of December 31, 2004 are:

Construction Contracts

     Our construction contracts are accounted for using the percentage-of–completion method in accordance with Mexican GAAP, which is similar to the methods established under U.S. GAAP pursuant to Accounting Research Bulletin 45, “Accounting for Long-term Construction-Type Contracts” and Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Our construction contracts take into account estimated costs and revenues to date as contract activity progresses. The estimates are based on the terms, conditions and specifications of the contracts, and on the plans and forecasts made by us in order to ensure the inclusion of all costs attributable to the project.

     Construction contract cost estimates are based on assumptions that may differ from actual costs during the life of the project. We review our estimates on a quarterly basis, taking into account such factors as increases in the price of construction materials, amount of work to be performed, inflation, currency devaluations, changes in contract specifications due to adverse conditions, contract penalty provisions, and the rejection of costs by our customers, among others. If, as a result of our evaluation, we conclude that the estimated total project cost exceeds expected revenues, we record a provision for estimated losses at the project’s termination, in the period in which such losses are determined. Estimated revenues and costs may be affected by future events. Any change in such estimates may have an adverse effect on our financial condition and results of operations.

     When accounting for self-financed construction projects in which the construction contract’s value includes revenues from both the construction of the project and from the project’s financing, the net comprehensive financing cost incurred for project development is included as part of the construction contract’s costs. Consequently, a substantial variation in construction costs or financing costs may generate a change in the construction project’s estimated result.

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

     Up to December 31, 2003, according to Bulletin B-10, the recoverable value equals the net sum of forecasted nominal revenues, costs and expenses. In March 2003, the Mexican Institute of Public Accountants issued new Bulletin C-15, “Impairment in the Value of Long Lived Assets and their Disposal” (“C-15”) which was effective as of January 1, 2004. C-15 establishes new rules for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides guidance as to indicators of possible impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. The calculation of such losses requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the present value of discounted future net cash flows.

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

     Recognition of the loss from impairment under U.S. GAAP differs from that established by C-15. Under U.S. GAAP, SFAS 144 requires that, in the presence of certain events and circumstances, establishes the procedure to follow for recognition of the loss from impairment, which consists of two steps: i) determine future net flows (without discounting) and compare with the book value; if the former is less, step ii) is applied, in which such future net flows are discounted and the result is compared against the book value. The resulting difference would be the loss from impairment, which is applied to results for the year.

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

     Application of Critical Accounting Estimates to our Financial Results

     Set forth below are the results derived from the application of the aforementioned policies and their effects on our financial statements for the years ended December 31, 2004 and 2003:

Construction Contracts

     Our financial statements as of December 31, 2004 and 2003 include provisions of Ps.34 million and Ps.46 million, respectively, for estimated losses upon project termination related to projects that were expected to be substantially completed during 2005 and 2004, respectively. As of December 31, 2004 and 2003, our financial statements include an allowance for doubtful accounts of Ps.172 million and Ps.242 million, respectively. Reserves and provisions were recorded based on our best estimates and current circumstances. If these circumstances change, we may need to modify the amount of reserves and provisions we have recorded.

Income Tax

     In 2004 we recorded a net tax provision of Ps.510 million, which reflected a current income tax expense of Ps.93 million, a deferred income tax expense of Ps.55 million, a change in statutory tax rate of Ps.85 million and a change in valuation allowance of Ps.277 million. As of December 31, 2004, we had a net deferred tax asset of Ps.3,009 million, including deferred tax liabilities of Ps.2,072 million and creditable asset tax of Ps.1,840 million . As of December 31, 2004, a valuation allowance for tax loss carryforwards and asset tax credits of Ps.2,294 million was recorded because we believe that the period granted by Mexican law for the recovery of such amounts may expire before such tax loss carryforwards and tax on asset credits are recovered. If these circumstances were to change, we may be required to increase or decrease the valuation allowance. We compute the amortization of our tax credits using the forecast of income based on our business plan.

     In 2003, we recorded a net tax provision of Ps.347 million, which reflected a current income tax expense of Ps.13 million, deferred tax expense of Ps.56 million and an expense of Ps.275 million reflecting an increase in the valuation allowance.

     In 2002, we recorded a net tax provision of Ps.583 million, which reflected a current income tax expense of Ps.181million, a deferred income tax benefit of Ps.(558) million, an expense of Ps.49 million resulting from a change in the statutory tax rate, and an expense of Ps.910 million reflecting a change in the valuation allowance.

Long Lived Assets

     As part of our non-core asset divestment program, the accounting values of assets held for sale, consisting of real property inventories, property, plant and equipment and certain investments in concessions, were adjusted during the fourth quarter of 2001 based on their estimated recoverable value. Likewise, the estimated recoverable value of investments in concessions was based on projected and discounted cash flows of future operating income, which were made by an independent expert.

     No adjustment to the book value of assets was made in 2002. In 2003, we recorded a credit to results of operations of Ps.(20) million for the reversal of an impairment charge that had been taken on our manufacturing sites in 2001 when we no longer had any contracts that required the manufacturing sites. In 2003, ICA-Fluor was awarded certain projects that require the use of these manufacturing sites, and, as is required by Mexican GAAP, we reversed the previously recorded impairment charge. During 2004 our management reviewed the estimate of the recoverable value of the concessions considering the present value of future cash flows and, as a result of this review, we reversed a loss for impairment of the value of some of our assets related to the Acapulco Tunnel concession that were recorded in 2001. This reversal resulted in revenues of Ps.161 million, which were recorded in Other revenues on our income statement for the year ended December 31, 2004.

Recently Issued Accounting Standards

Mexico

     In May 2004, the IMCP issued Bulletin B-7, “Business Acquisitions,” or B-7, whose application is mandatory for financial statements of periods beginning on January 1, 2005, although early adoption is encouraged. B-7 provides updated rules for the accounting treatment of business acquisitions and investments in associated entities. It established, among other things, the adoption of the purchase method as the only accounting method for business combinations; it eliminates the amortization of goodwill, which is now subject to the impairment rules and it adopted rules for the accounting treatment of asset transfers or share exchange among entities under common control as well as for the acquisition of minority interest based on the provisions of Bulletin B-8, “Consolidated and Combined Financial Statements and Valuation of Permanent Investments In shares”. We believe that the effectiveness of this new Bulletin as of January 1, 2005, will not have significant effects on our financial position or results of operations.

     In April 2004, the IMCP issued Bulletin C-10, “Derivative Instruments and Hedging Activities,” or C-10, whose application is mandatory for financial statements of periods beginning on January 1, 2005, although early adoption is encouraged. C-10 establishes the conditions that must be met for an instrument to be considered a derivative financial instrument, and revises and adds definitions. It also includes rules regarding the elements involved in hedging activities, including the formal documentation at the inception of each hedge and measurement of its effectiveness during its term. C-10 classifies hedges into three categories: a) fair value hedges, b) cash flow hedges and c) foreign currency hedges, and provides specific rules by type of hedge, for their valuation, recognition, presentation and disclosure.

     In general, C-10 establishes that for fair value hedges, any variances in the fair value, both of the derivative and the underlying asset, must be reflected in current earnings when such variances occur. For cash flow hedges, the effective portion of fair value variances must be recognized in other comprehensive income in stockholders’ equity, while the ineffective portion must affect current earnings. The initial adoption of C-10 to our derivative transaction establishing a limit to variable interest rates (See note 31 to our financial statements) will be effective as of January 1, 2005. We will recognize an asset of U.S.$5.2 million for the fair value, a deferred tax liability of U.S.$1.5 million and a net credit to comprehensive income of U.S.$3.7 million for the derivative.

     In April 2004, the IMCP issued Amendments to Bulletin C-2, “Financial instruments,” or Revised C-2, whose application is mandatory for financial statements of periods beginning on January 1, 2005, although early adoption is encouraged. Revised C-2 establishes that any variances in the fair value of financial instruments classified as available for sale must be recognized in other comprehensive income and reclassified to current earnings upon sale of such instruments. Revised C-2 includes the possibility of making transfers among some of the categories under which financial instruments are classified, provided that conditions and rules for their accounting recognition are met. It also extends the applicability of impairment rules to financial instruments available for sale and provides more precise rules for their recognition.

     In January 2004, the IMCP issued revised Bulletin D-3, “Labor obligations,” or Revised D-3, which replaces the concept of “unforeseen severance payments that are recognized in earnings of the period in which the payment decision is made,” with that of “severance payments at the end of the work relationship,” defined as payments granted to employees when they conclude their labor relationship before reaching retirement age.

     Revised D-3 is mandatory as of January 1, 2005, but grants the option to immediate recognition in earnings of the resulting transition asset or liability, or the option to amortize the resulting transition asset or liability over the average remaining labor life of employees. We have not fully assessed the effects of adopting this new rule.

United States of America

     In March 2004, the Emerging Issues Task Force, or the EITF confirmed as a consensus EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” or EITF 03-1. The objective of EITF 03-1 is to provide guidance on determining when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. In September 2004, the FASB issued FASB Staff Position EITF Issue 03-1-1 that delays the effective date for the measurement and recognition guidance included in EITF 03-1. The disclosures required by EITF 03-1 have not been deferred and are effective for the annual periods ending after June 15, 2004.

     In March 2004, the SEC released Staff Accounting Bulletin No. 105, “Application of Accounting Principles to Loan Commitments,” or SAB 105. SAB 105 provides the SEC’s regarding the application of U.S. GAAP to loan commitments that relate to the origination of mortgage loans that will be held for resale. SAB 105 contains specific guidance on the inputs to a valuation-recognition model to measure loan commitments accounted for at fair value. Current accounting guidance requires the commitment to be recognized on the balance sheet at fair value from its inception through its expiration or funding. SAB 105 requires that fair-value measurement include only the differences between the guaranteed interest rate in the loan commitment and a market interest rate, excluding any expected future cash flows related to the customer relationship or loan servicing. In addition, SAB 105 requires the disclosure of loan commitments and any associated hedging strategies. SAB 105 is effective for all loan commitments accounted for as derivatives and entered into after March 31, 2004. The adoption of SAB 105 did not have a material effect on our results of operations, financial condition, or cash flows.

     In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payments,” or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year ending December 31, 2006. We have not yet quantified the effect of the future adoption of SFAS 123R on a going forward basis.

     In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29,” or SFAS 153, which amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. We do not anticipate that the adoption of this statement will have a material effect on our financial position or results of operations.

     In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” or SFAS 150. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that certain financial instruments be classified as liabilities that were previously considered equity. The provisions of SFAS 150 were effective for financial instruments entered into or modified after May 31, 2003, and for pre-existing instruments, is effective at the beginning of the first interim period beginning January 1, 2004. We do not expect that the adoption of SFAS 150 will have a material impact on our financial position, results of operations or cash flows. The adoption of SFAS 150 did not have a material impact on our financial position, results of operations or cash flows.

     In December 2003, the FASB revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” or SFAS 132. The revisions to SFAS 132 retain the disclosure requirements contained in the original SFAS 132 but require additional disclosures describing the types of plan assets, investment strategy, measurement dates, plan obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. We do not consider that such additional disclosure is necessary based on the materiality of our labor obligations when compared to the financial statements taken as a whole.

     In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” or FIN 46. In December 2003, FIN 46 was replaced by FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” or FIN 46(R. FIN 46(R) clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46(R) requires an enterprise to consolidate a variable interest entity if that enterprise will absorb a majority of the entity’s expected losses, is entitled to receive a majority of the entity’s expected residual returns or both. For the purpose of analyzing investments in potential variable interest entities formed after December 31, 2003, we have applied the provisions of FIN 46(R) as of January 1, 2004. For the purpose of analyzing potential variable interests in variable interest entities previously defined as Special Purpose Entities, or SPEs, created before February 1, 2003, we have applied the provisions of FIN 46(R) for the period beginning January 1, 2004. We have also applied the provisions of FIN 46(R) in determining whether our potential interest in variable interest entities not previously defined as SPEs for the period ending December 31, 2004. The adoption of FIN 46(R) did not have a material impact on our consolidated financial position, results of operations or cash flows.

LIQUIDITY AND CAPITAL RESOURCES

General

Our principal uses of funds in 2004 were:

•	investments of Ps.1,066 million, principally used for the El Cajon hydroelectric project and other projects in our Industrial Construction segment, and

•	the reduction of debt of Ps.2,411 million. Our principal sources of funds in 2004 were:

•	our Ps.2,580 million capital increase;

•	cash flow from our construction segments; and

•	third party financing for our construction and housing projects..

     Our liquidity improved substantially in late 2003 and early 2004 as a result of a capital increase that commenced in the fourth quarter of 2003. The capital increase concluded on January 9, 2004, and resulted in total proceeds to us of Ps.2,580 million. During 2004, we applied proceeds of the capital increase (including interest earned on the proceeds) towards:

•	repayment of a portion of our indebtedness (Ps.890 million);

•	repurchasing, paying interest on and repayment of principal of our convertible subordinated debentures; which matured on March 15, 2004 (Ps.1,120 million);

•	our working capital needs (Ps.397 million); and

•	employee severance payments (Ps.192 million).

     In addition, after several years of experiencing net losses, we realized net income of Ps.93 million in 2004. Our return to profitability has improved our liquidity position.

     As of May 25, 2005, we used U.S.$44 million of the net proceeds of the Corredor Sur financing to repay all of our outstanding parent company debt, specifically U.S.$42 million (Ps.456 million) of outstanding indebtedness to Banamex (we are in the process of releasing all the guarantees related to the Banamex debt) and U.S.$2 million of outstanding indebtedness to Caterpillar. An additional $25 million of the net proceeds was used for general corporate purposes. The balance of the net proceeds were used to refinance debt at ICA-Panama.

     We are negotiating a securitization of toll revenues from the Acapulco Tunnel and expect to receive proceeds in the amount of Ps.800 million. After repaying all outstanding debt of TUCA, the Acapulco Tunnel concessionaire, we expect to receive Ps.500 million to be used for general corporate purposes. There can be no assurance this transaction will be consummated.

     Our expected future sources of liquidity include cash flow from our Civil Construction and Industrial Construction segments, third party financing for our construction and housing projects and the continuation of our non-core asset divestment program, as well as the divestment of certain other assets related to our core operations that are obsolete or no longer useful to us, such as construction machinery and equipment. There can be no assurance that we will be able to continue to generate liquidity from these sales.

     As of March 31, 2005, we had net working capital (current assets less current liabilities) of Ps.1,735 million. We had net working capital of Ps.1,702 million as of December 31, 2004 as compared to net working capital of Ps.1,107 million as of December 31, 2003 and a net working capital of Ps.699 million as of December 31, 2002. The increase in net working capital from December 31, 2003 to December 31, 2004 was primarily attributable to an increase in current contract receivables, an increase in cost and estimated earnings in excess of billings on uncompleted contracts, an increase in other receivables, and a decrease in the current portion of long-term debt. These increases were partially offset by a decrease in cash and cash equivalents, an increase in notes payable, an increase in trade accounts payable and an increase in advances from customers’ accounts. We believe that our working capital is sufficient to meet our requirements in connection with work we currently intend to carry out in the near future.

     Our cash and cash equivalents were Ps.3,540 million as of December 31, 2004, as compared to Ps.3,888 million as of December 31, 2003 and Ps.3,261 million as of December 31, 2002. At December

31, 2004, we had a current ratio (current assets over current liabilities) of 1.22, as compared to a current ratio of 1.15 at December 31, 2003. As of March 31, 2005, we had a current ratio of 1.23.

     Cash and cash equivalents at year-end 2004 included Ps.1,920 million of cash and cash equivalents (representing 54% of our cash and cash equivalents) held by ICA-Fluor, and Ps.123 million of cash and cash equivalents (representing 3% of our cash and cash equivalents) held by Rodio. The use of cash and cash equivalents by ICA-Fluor or Rodio/Kronsa requires the consent of the other shareholders in each such subsidiary, which are the Fluor Corporation in the case of ICA-Fluor and the Soletanche Bachy Group in the case of Rodio.

     We generated Ps.520 million from operating activities during 2004, as compared to Ps.43 million in 2003 and Ps.169 in 2002.

     The terms of the El Cajon contract require that the contractor CIISA secure financing for its project costs. Because CFE will pay for the project upon completion, and the financing obtained by CIISA will cover only the project’s cash costs, we do not expect this project to generate any significant cash flow to us until completion, which is currently expected to occur in 2007. However, because we recognize revenues from our construction projects under the percentage of completion accounting method, the El Cajon hydroelectric project represented a material portion of our revenues in recent years, and is expected to continue to generate a material portion of our revenues in 2005, 2006 and 2007. The El Cajon hydroelectric project generated Ps.3,064 million and Ps.921 million of revenue, or 23% and 9% of total revenue, in 2004 and 2003, respectively. The El Cajon hydroelectric project is expected to represent a substantial portion of our receivables and our indebtedness. At December 31, 2004, we had Ps.3,671 million in contract receivables and Ps.4,864 million of debt on our balance sheet relating to the El Cajon hydroelectric project.

     As of March 31, 2005, some of our assets were pledged to issuers of letters of credit, including Ps.279 million of cash and cash equivalents. We have pledged some of our assets to a number of Mexican banks, including Bancomext, Banorte and Casa de Bolsa Inbursa in order to secure letters of credit from each of these banks. The assets we have pledged include: dividends payable to us by Aeroinvest; construction machinery and equipment owned by Ingenieros Civiles Asociados, S.A. de C.V.; cash held by CICASA; a portion of the cash held by ICA-Fluor; the portion of cash flow that represents free cash flow from Corredor Sur and from the Acapulco tunnel; an office building located at Mineria No. 130, Mexico City; real property assets of our subsidiary, PRET, S.A.; and our holdings in Dicomex and ICA Panama. We expect that most of the assets securing letters of credit will remain pledged until the letters of credit secured by these assets expire. At March 31, 2005, we had unrestricted access to Ps.633 million of our cash and cash equivalents, compared to Ps.619 million at December 31, 2004.

Project Financing

     We utilize a number of project financing structures to raise the capital necessary to build projects. We historically financed our construction operations primarily through advances from customers. Increasingly, we have been required to arrange construction-phase financing. This has typically been done through short-term bank financing. As these construction projects near completion, we typically seek to arrange longer-term financing to repay the short-term borrowings, either through the issuance of our own long-term debt or through the securitization of revenues from these projects. For example, in 2004, we replaced the bridge financing for the El Cajon hydroelectric project with a U.S.$452.4 million syndicated loan and a U.S.$230 million bond. Our ability to arrange financing for the construction of infrastructure facilities is dependent on many factors, including the availability of financing in the credit market.

     We typically provide a portion of the equity itself and our investment is returned over time once the project is completed. Generally, we contribute equity to a project by accepting deferred payment of a portion of its construction contract price. Concessions represent a similar approach to financing public-sector projects through the private sector. In certain projects, such as the Cantarell nitrogen plant, we provided debt financing in lieu of equity. In other projects, such as the El Cajon hydroelectric project, which are financed as part of the Mexico’s public works financing program, which is known in Mexico as the PIDIREGAS program, payment of the construction cost is deferred until the project is operational. Due to the nature of most infrastructure projects, which typically involve long-term operations, we recover our equity or debt contribution, and in cases like the El Cajon hydroelectric project receive payment under the contract, after the construction phase is completed. Depending on the requirements of each specific infrastructure project, we typically seek to form a consortium with entities that have expertise in different areas and that can assist us in obtaining financing from various sources. See “Item 3. Key Information—Business Overview—Infrastructure Operations.” We anticipate that future revenues will depend significantly on our ability directly or indirectly to arrange financing for the construction of infrastructure projects.

     In addition to providing equity capital to our project construction subsidiaries, we arrange third party financing in the form of loans and debt securities to finance the obligations of our projects. The revenues and receivables of the project are typically pledged to lenders and securityholders to secure the indebtedness of the project. Recourse on the indebtedness is typically limited to the subsidiary engaged in the project.

     We believe that our ability to finance construction projects has enabled us to compete more effectively in obtaining such projects. Providing financing for construction projects, however, increases our capital requirements and exposes us to the risk of loss of our investment in a project. We attempt to compensate for this risk by entering into financing arrangements on terms generally intended to provide us with a reasonable return on our investment. We have implemented a policy to be more selective in choosing projects where we expect to recover our investment and earn a reasonable rate of return. However, there can be no assurance that we will be able to realize these objectives.

Indebtedness

     Our total debt to equity ratio was 1.31 to 1 at December 31, 2004, 1.0 to 1.0 at December 31, 2003 and 1.32 to 1.0 at December 31, 2002. The deterioration in the debt to equity ratio from December 31, 2003 to December 31, 2004 mainly reflected the increase in long term debt for the financing of El Cajon hydroelectric project. The improvement in the debt to equity ratio from December 31, 2002 to December 31, 2003 mainly reflected the capital increase and the application of a portion of the proceeds therefrom to reduce our debt. See note 18 to our financial statements.

     As of December 31, 2004, approximately 73% of our consolidated revenues and 79% of our indebtedness were denominated in foreign currencies, mainly U.S. dollars. Decreases in the value of the Mexican peso relative to the U.S. dollar will increase the cost in Mexican pesos of our debt service obligations with respect to our U.S. dollar denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased. We currently do not have any financial instruments in place to hedge for foreign currency risk. Several of our subsidiaries have a reduced exposure to the foreign currency risk because a higher percentage of their revenues are denominated in U.S. dollars.

     Certain of our project subsidiaries, such as CIISA and ICA Panama, and unconsolidated affiliates have entered into debt and other agreements containing restrictive covenants that limit the ability of such subsidiaries and affiliates to pay us dividends. These restrictive covenants generally do not restrict our operating subsidiaries such as Ingenieros Civiles Asociados and ViveICA. See note 18 to our financial statements.

     In 2004, our debt service obligations (principal and interest) totaled Ps.2,981 million for debt denominated in pesos and U.S dollars. As of December 31, 2004, our net debt (interest paying debt less cash and cash equivalents) was Ps.4,356 million.

El Cajon Financing

     CIISA obtained permanent financing for the El Cajon hydroelectric project in the first quarter of 2004, consisting of a U.S.$452.4 million syndicated loan and a U.S.$230 million bond. The syndicated loan and bond contain various restrictive covenants typical for project financing. The permanent financing required that CIISA obtain U.S.$26 million in letters of credit to be used as collateral for the financing. The terms of the syndicated loan also include a U.S.$53 million contingent facility that can be drawn upon to cover increases in the cost of the project or if CFE requests that additional works be done on the project, and a U.S.$28 million cost-overrun facility that can be drawn upon to cover cost-overruns. Disbursements under the cost-overrun facility are contingent upon CIISA obtaining additional letters of credit, if CIISA does not meet certain minimum financial ratios based on a percentage of certified work completed on the project. There can be no assurance that CIISA will not be required to obtain additional letters of credit in the future or, if so required, that it will be able to obtain such letters of credit. Additionally, in 2007 CIISA will be required to post a two-year quality guaranty for the power generation units and related works on the El Cajon hydroelectric project in the amount of U.S.$6 million. CIISA is a special purpose subsidiary, which was created to construct the El Cajon hydroelectric project. We and the other shareholders of CIISA have agreed to guarantee certain obligations of CIISA under the project contracts, including the financing documents, subject to certain limitations in the event of an early termination of the public works contract for the project.

Corredor Sur

     On May 17, 2005, a trust organized by our subsidiary ICA Panama issued U.S.$150 million of its 6.95% notes due 2025. Payments of principal and interest on the notes will be made from the Corredor Sur highway’s operations. The notes are with recourse solely to the trust, which has been assigned the right to payment from the tolls. The net proceeds from the placement of the notes (approximately U.S.$134.9 million) were principally used to repay 100% of the project’s outstanding indebtedness (including a payment of U.S.$51.2 million in respect of outstanding indebtedness to the IFC) and to fund certain reserve accounts as required under the terms of the concession’s financing. The balance of the proceeds from the placement of the notes was used to repay a portion of our parent company indebtedness and for other corporate purposes.

Other Debt

     In the third quarter of 2002, we restructured Ps.155 million of our debt with BBVA Bancomer by entering into three new secured loan agreements. As of March 31, 2005, the total outstanding amount of these secured loans had been repaid using the proceeds from the sale of real estate in Hermosillo and Queretaro and a portion of the proceeds from the capital increase in 2003 and 2004.

     During 2004, we transferred payment obligations of two of our subsidiaries to ICA, S.A. de C.V. in connection with amounts owed to Caterpillar, Inc. A U.S.$3.7 million obligation was transferred from Dravica to ICA, S.A. de C.V. and a U.S.$1.8 million obligation was transferred from ICA Panama to ICA, S.A. de C.V. In each case the terms and conditions of the obligations remained the same. On May 25, 2005, we repaid U.S.$2 million of the amount owed to Caterpillar. As of June 27, 2005, the total outstanding amount owed to Caterpillar was U.S.$3.5 million.

     In 2001, AES Andres awarded to us a contract for the engineering, procurement and construction of a 305 megawatt combined cycle power generating plant in the Dominican Republic. In 2002, we lent U.S.$12 million at an interest of LIBOR plus 8% to our client AES Andres for the completion of the power plant. As of June 21, 2005, the balance of this loan remains unpaid.

Casa de Bolsa Inbursa Credit Agreement

     As of March 31, 2005, we repaid in full and obtained the release of pledged assets in connection with a ten-year secured credit agreement with Casa de Bolsa Inbursa in an amount of Ps.1,226 million entered into in December 2002. The loan’s initial interest rate was 14.5% increasing by 90 basis points each year up to a maximum interest of 22.6%. In August 2004, we sold our holdings in Alsur and used proceeds from this sale to repay a portion of the Casa de Bolsa Inbursa loan, as required by the credit agreement governing this loan. In 2003, we applied a portion of the proceeds of the sales of the Veracruz grain terminal and Solaqua to prepay a portion of this loan. In addition, during the first quarter of 2004, we applied a portion of the proceeds of the capital increase to prepay a portion of this loan. See “Item 4. Information on the Company—History and Development of the Company—Capital Increase.”

Additional Sources and Uses of Funds

     From February 1999 through December 2004, we sold U.S.$754 million of assets including U.S.$19 million in 2004. A substantial portion of these assets were sold as part of a non-core asset divestment program.

     In 2004 we sold a residential landlot in Ahuatepec, Morelos for U.S.$2.6 million; our interest in a parking facility concessionaire for U.S.$5.3 million; our remaining interest in Alsur and ICAOTA, for U.S.$672,000 in cash at closing with the balance (U.S.$3.9 million) of the purchase price (U.S.$4.5 million) to be paid upon the occurrence of certain events); our remaining interest in a landlot with 10 buildings and 120 apartments for U.S.$4.5 million (U.S.$359,000 of which was paid in cash at closing with the balance of the purchase price consisting of the assumption of indebtedness); and a commercial landlot in Hermosillo, Sonora for U.S.$2.65 million.

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

     In recent years, our liquidity has also been adversely affected by the length of our average collection period for accounts receivable. Our average collection period for accounts receivable considered net of value added tax was 183 days as of the first quarter of 2005, which is a 25% increase from the first quarter of 2004 primarily as a result of the long term receivable from El Cajon hydroelectric project.

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

     As of December 31, 2004, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

	Payments Due by Period
	(Millions of Mexican pesos)
			Less than						More than
Contractual Obligations	Total		1 year		1-3 years		3-5 years		5 years
Long-term debt obligations	Ps.	6,361		—	Ps.	3,015	Ps.	2,973	Ps.	373
Current portion of long term debt obligation		252	Ps.	252		—		—		—
Capital (finance) lease obligations		150		59		66		25		—
Operating lease obligations		241		20		40		40		141
Purchase obligations		—		—		—		—		—
Other long-term liabilities reflected on our balance sheet under Mexican GAAP		1		—		1		—		—

Total	Ps.	7,005	Ps.	331	Ps.	3,122	Ps.	3,038	Ps.	514

     As of December 31, 2004, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

	Amount of Commitment Expiration Per Period
	(Millions of Mexican pesos)
	Total
	Amounts		Less than						Over 5
Other Commercial Obligations	Committed		1 year		1-3 years		4-5 years		years
Lines of credit		—	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Standby letters of credit	Ps.	1,733		—		1,733		—		—
Guarantees(1)		4,726		—		4,726		—		—
Standby repurchase obligations		—		—		—		—		—
Other commercial obligations		—		—		—		—		—

Total commercial commitments	Ps.	6,459	Ps.	—	Ps.	6,459	Ps.	—	Ps.	—

(1)	Consist principally of bonds delivered to guarantee bids, advance payments and performance.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

     Management of our business is vested in our board of directors. Our bylaws provide that the board of directors will consist of the number of directors and alternate directors elected by our shareholders at the annual ordinary general meeting. In April 2005, our bylaws were amended to provide for the election of our directors in three classes, each to serve for 3 years, with one third of the directors being elected at each annual meeting of our stockholders. Our current board of directors was elected on April 21, 2005, in three classes, with terms designed to provide a transition to the staggered term arrangement provided by the bylaws. Alternate directors are authorized to serve on the board of directors in place of directors who are unable to attend meetings or otherwise participate in the activities of the board of directors. The President of the board of directors must be a Mexican national. We offer no service contracts for our directors providing benefits upon termination of employment. The board of directors currently consists of 16 members, of which ten are outside (i.e. non-management) directors. Nine of our directors are independent directors within the meaning of the Mexican Securities Market Law. They are as follows:

		Years as
Name	Position	Director	Age
Bernardo Quintana I. (4)	President	27	63
Jorge Borja Navarrete (4)	Director	19	62
Jose Luis Guerrero Alvarez (4)	Director	15	61
Lorenzo H. Zambrano Treviño (3)(5)	Director	13	61
Sergio F. Montaño Leon (4)	Director	13	57
Emilio Carrillo Gamboa (3)(6)	Director	9	67
Alberto Escofet Artigas (2)(5)(6)	Director	9	71
Luis Fernando Zarate Rocha (4)	Director	7	61
Carlos Abedrop Davila (2)(5)(6)	Director	6	85
Jorge Aguirre Quintana (4)	Director	6	57
Juan Claudio Salles Manuel (3)(5)(6)(7)	Director	2	68
Esteban Malpica Fomperosa (2)(5)(6)	Director	2	55
Angeles Espinoza Yglesias (2)(5)(6)	Director	1	62
Elmer Franco Macias (2)(5)(6)	Director	1	65
Alberto Mulas Alonso (3)(5)(6)	Director	1	44
Arturo Olvera Vega (1)(3)(5)(6)	Director	0	38

(1)	Elected to our board of directors for the first time on April 21, 2005.

(2)	Director whose term expires on December 31, 2005.

(3)	Director whose term expires on December 31, 2006.

(4)	Director whose term expires on December 31, 2007.

(5)	Independent directors within the meaning of the Mexican Securities Market Law.

(6)	Independent directors within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

(7)	Audit committee financial expert, within the meaning of section 407 of the Sarbannes-Oxley Act of 2002.

     Listed below are the names, responsibilities and prior business of our directors and senior management:

     Bernardo Quintana I. has been a member of our board of directors since 1978. Mr. Quintana has been our President since December 1994. Previously, Mr. Quintana was the Director of Investments for Banco del Atlantico, Vice President of ICA Tourism and Urban Development and our Executive Vice President. Mr. Quintana is currently a board member of several Mexican companies including Grupo Carso, Cementos Mexicanos and Telmex. Mr. Quintana is also a member of Mexico’s National Counsel of Businessmen, is chairman of the board of trustees of the Universidad Nacional Autonoma de Mexico and the Fundacion ICA. Mr. Quintana holds a degree in civil engineering from the Universidad Nacional Autonoma de Mexico and an MBA from the University of California at Los Angeles.

     Jorge Borja Navarrete has been a member of our board of directors since 1986. Mr. Borja is our Executive Vice President in charge of overseeing ICA-Fluor, our Industrial Construction segment. Mr. Borja has been with our company over 36 years. Mr. Borja holds a civil engineering degree from the Universidad Nacional Autonoma de Mexico and an MBA from the University of California at Los Angeles.

     Jose Luis Guerrero Alvarez has been a member of our board of directors since 1990. Mr. Guerrero is our Executive Vice President and Chief Financial Officer. For the past 26 years Mr. Guerrero has held various positions in our finance, administrative, divestment, real estate, manufacturing and business development areas. Before joining us, Mr. Guerrero was the Planning Director at Combinado Industrial Sahagun, the Technical Director at Roca Fosforica Mexicana and held various other positions in Mexico and abroad. Mr. Guerrero holds a diploma D’Ingenieur I.S.M.C.M. from Institut Superieur des Materiaux et de la Construction Mechanique of Paris, France. M.S. and a Ph.D. in Engineering from the University of Illinois at Urbana-Champaign.

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

     Emilio Carrillo Gamboa has been a member of our board of directors since 1996. Mr. Carrillo served as the President of Telmex from 1975-1987, and as Mexico’s ambassador to Canada from 1987-1989. Mr. Carrillo is presently a senior partner of Bufete Carrillo Gamboa, and is chairman of the board of directors of Holcim-Apasco, a non-listed company and the Mexico Fund, a company listed on the NYSE. He is also member of the board of the following publicly traded companies: Grupo Modelo, Grupo Mexico, Southern Peru Copper Corporation, Kimberly Clark de Mexico and San Luis Corporation. He also serves on the boards of directors of the following non-listed companies: Bank of Tokio – Mitsubishi (Mexico), Gasoductos de Chihuahua, and Innova. Mr. Carrillo holds a law degree from the Universidad Nacional Autonoma de Mexico, and continued his legal education at Georgetown University Law Center.

     Alberto Escofet Artigas has been a member of our board of directors since 1996. Mr. Escofet has been Chief Executive Officer of Alesco Consultores, S.A. de C.V. since 1991. Previously, Mr. Escofet served as Mexico’s Undersecretary of Energy and Undersecretary of Mines and Industry in the Ministry of Energy. Mr. Escofet has also been the Chief Executive Officer of Uranio Mexicano, Compañia de Luz y Fuerza del Centro and the CFE. Mr. Escofet is a member of the board of directors of Constructora y Perforadora Latina. Mr. Escofet holds a B.S. in mechanical and industrial engineering from the Universidad Nacional Autonoma de Mexico.

     Luis Fernando Zarate Rocha has been a member of our board of directors since 1997. Mr. Zarate oversees the Housing sector and is also in charge of the operations of SETA, the airport operator in which we have a minority interest, and overseas business development. Mr. Zarate has been with our company for over 36 years and has worked on various heavy construction projects, in infrastructure projects and in our business development department. Mr. Zarate is also a member of the board of directors of Fundacion ICA. Mr. Zarate holds a B.S. in civil engineering from Universidad Nacional Autonoma de Mexico, where he has been a professor of engineering since 1978.

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

     Juan Claudio Salles Manuel has been a member of our board of directors since April of 2003. Mr. Salles is a founding partner of the Salles Sainz – Grant Thornton, S.C., which specializes in financial consulting and financial statements auditing. Prior to working at Salles – Sainz Grant Thornton, Mr. Salles was a partner at Ruiz Urquiza y Cia, S.C. Mr. Salles is currently a member of the Mexican Institute of Public Accountants, and had previously served as the President of its national executive committee. Mr. Salles is also the President of the Advisory Committee of the Mexican Academy of

Integral Performance Audit (Academia Mexicana de Auditoria Integral al Desempeño). Previously, Mr. Salles was also a member of the executive committee of the International Federation of Accountants. Mr. Salles holds a bachelor’s degree in public accounting from the Universidad Nacional Autonoma de Mexico, where he has been a professor since 1962.

     Esteban Malpica Fomperosa has been a member of our board of directors since April 2003. Mr. Malpica is currently a member of the board of directors of Kimberly Clark de Mexico, S.A. de C.V., El Puerto de Liverpool, S.A. de C.V., Grupo Herdez, S.A. de C.V. and Grupo Gruma, S.A. de C.V. Since April 2004, Mr. Malpica has been a managing director of Praemia, S.C. From 1995 to 2001 he was a member of the executive committee at Banamex, From 1991 to 1994 Mr. Malpica was president of Acciones y Valores, S.A. de C.V. From 1992 to 1995, he was a vice-president of the Mexican Stock Exchange and chairman of the board of directors of the Mexico Equity & Income Fund. Mr. Malpica is a Certified Public Accountant with a degree from the Escuela de Contaduria of the Universidad Iberoamericana. He also holds an MBA from Notre Dame University.

     Angeles Espinoza Yglesias has been a member of our board of directors since April 2004. Mrs. Espinoza is the President of Fundacion Amparo. Mrs. Espinoza is a member of the State Council on Culture and the Arts (Consejo Estatal para la Cultura y las Artes) in the state of Puebla and a director of the Historic Center (Centro Historico) of the city of Puebla. Mrs. Espinoza is a member of the board of directors and the finance and planning committee of Casa de Bolsa Inbursa, the board of directors and the finance and planning committee of Telmex, S.A. de C.V. and a member of the Latin America Advisory Committee at Harvard University.

     Elmer Franco Macias has been a member of our board of directors since April 2004. Mr. Franco has occupied different positions within the INFRA Group, where he began working in 1958. Mr. Franco holds a B.S. in electrical engineering from Universidad Nacional Autonoma de Mexico, concluded studies in Industrial Relations – Human resources from the Universidad Iberoamericana and has participated in management programs at the Instituto Panamericano de Alta Direccion de Empresas (IPADE).

     Alberto Mulas Alonso has been a member of our board of directors since April 2004. Mr. Mulas is the managing director of CReSE Consultores, S.C., a consulting firm that specializes in strategy, finance and corporate governance. Mr. Mulas’s experience derives from his work as an investment banker with Bankers Trust, JP Morgan, Lehman Brothers and Donaldson, Lufkin & Jenrette, having been responsible for the Mexican operations of the last two entities. Mr. Mulas has also worked for the administration of President Vicente Fox until December 2002 as Undersecretary of Urban Development and Housing, and then as the Commissioner of the National Housing Development Commission (Comisionado Nacional de Fomento a la Vivienda). Mr. Mulas is currently a director of Bancomext, the Sociedad Hipotecaria Federal, Consorcio Cydsa and Cintra, S.A. de C.V. Mr. Mulas holds a chemical engineering degree from Universidad Iberoamericana and has an MBA from Wharton Business School, University of Pennsylvania.

     Arturo Olvera Vega was elected as a new independent director on April 21, 2005. Mr. Vega is currently employed as a director of the Carlyle Group. From 1996 to 2004, Mr. Olvera worked as the Director of Project Development at Banobras. He has also held positions in the Ministry of Agriculture and Water Resources, the Ministry of Finance and Public Credit, and the Ministry of Programming and Budget. He is a graduate from the ITAM in Mexico and holds an MBA from the University of California at Los Angeles.

Executive Officers

     Our executive officers currently are as follows:

		Years as
		Executive
Name	Current Position	Officer
Bernardo Quintana I	President	27
Jorge Borja Navarrete	Executive Vice President, Industrial Construction	19
Jose Luis Guerrero Alvarez	Executive Vice President, Finance	15
Sergio F. Montaño Leon	Executive Vice President, Administration	15
Luis Fernando Zarate Rocha	Vice President, Housing	10
Jorge Aguirre Quintana	Vice President, Civil Construction	6
Luis Carlos Romandia Garcia(1)	General Counsel	—

(1)	Mr. Romandia became our general counsel in May 2005.

     Luis Carlos Romandia Garcia has been our general counsel since May 2005 and has been secretary of our board of directors since 1995. Mr. Romandia has been employed by us since 1977 and has served as a lawyer for several of our subsidiaries during his tenure. Mr. Romandia holds a degree in law from the Universidad Nacional Autonoma de Mexico.

COMPENSATION

     For the year ended December 31, 2004, the aggregate compensation of our directors and executive officers paid or accrued in that year for services in all capacities was approximately Ps.122 million. Our current policy is to pay board members, executive committee members and audit committee members Ps.40,000 for each board meeting, executive committee meeting or audit committee meeting attended.

     Management Bonuses

     Members of senior and middle management currently become eligible for bonuses generally after five years of service. Cash performance bonuses are paid to eligible members of management by the subsidiaries that employ them.

     The compensation committee recommends the amount of the performance-based bonuses to the board of directors. We have adopted the following policy regarding the calculation of the performance bonus:

•	in years in which income is 6% or less of our net worth, no bonuses will be paid,

•	in years in which income is greater than 6% of our net worth, up to 25% of the amount by which income exceeds 6% of net worth may be paid as bonuses.

     Income for these purposes means income from all sources (including extraordinary items) before income taxes, employees’ statutory profit sharing and the bonus itself. Net worth for these purposes is our net worth as at the end of the year for which the bonus is being calculated, without giving effect to that bonus. This formula is subject to change by the board of directors, provided that all outside directors approve any such change.

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

     Bonuses are paid into the management trust and may be used by the technical committee to purchase shares, for the account of the bonus recipient. All dividends paid with respect to shares in the management trust are also deposited in the management trust. Cash dividends are, at the discretion of the technical committee, distributed to participants in the management trust or used to purchase shares at prevailing market prices for the benefit of the participants. Upon leaving us, participants in the management trust are entitled to receive the shares representing such participant’s interest in periodic installments. The management trust may, but is not required to, purchase the shares constituting such installments. All dividends received with respect to the shares owned by any former employee are paid to such former employee.

     As described above, members of management that leave us are entitled to receive, in annual installments, the shares credited to their accounts in the management trust. Certain exceptions may be made to these rules from time to time to permit employees leaving us to receive their shares on an accelerated basis.

Options to Purchase Securities from Registrant or Subsidiaries

     On March 31, 2000, we adopted a stock option plan pursuant to which our officers and senior-management were entitled to annual stock options. Options were granted based on a percentage of the grantees’ annual base salary.

     The stock option plan was terminated on April 16, 2004. Although we do not expect to grant stock options going forward, we expect to honor the stock options that were granted under the stock option plan at an exercise price of Ps.3.75.

     Set forth below are the number of ordinary shares, the grant date and the expiration date of all options outstanding as of December 31, 2004, which have an exercise price of Ps.3.75.

Option Grant Date	Number of Shares	Expiration Date
April 24, 2000	9,273,163	April 24, 2007
April 23, 2001	9,323,417	April 23, 2008
April 25, 2002	8,087,866	April 25, 2009
April 29, 2003	7,663,088	April 29, 2010

     Options vest over a three-year period beginning on the first anniversary of the grant date, and are exercisable until the seventh anniversary of the grant date. Options may be exercised at any time after vesting and are not transferable.

     These options are held by our officers and directors.

     There were no forfeited options in 2004, 219,499 forfeited options in 2003 with a weighted average exercise price of Ps.3.83 and 3,076,407 forfeited options in 2002 with a weighted average exercise price of Ps.3.78. There were 24,961,848 options outstanding at December 31, 2004, with a weighted average exercise price of Ps.3.75 and a weighted average contractual life of 5 years.

     Under Mexican GAAP, the granting of these options has no effect on our results of operations, cash flow or financial condition. Under U.S. GAAP, the granting of these options may give rise to future non-cash compensation expenses.

Reduction in the Amount of Executive Compensation

     We have implemented a plan that is aimed at reducing the amount of executive compensation that we pay. As part of this plan, we terminated a number of our executives, after making required severance payments. We subsequently rehired a number of these executives at a reduced base salary. In 2004, we expensed approximately Ps.192 million of severance payments, of which Ps.171 million was attributable to severance payments made to senior management. We expect that the implementation of this plan will result in future cost savings.

BOARD PRACTICES

Executive Committee

     Our bylaws provide that the executive committee of the board of directors may generally exercise the powers of the full board of directors. The executive committee is elected from among the directors by the shareholders. Currently, the executive committee is composed of Bernardo Quintana, Jorge Borja Navarrete, Jose Luis Guerrero Alvarez, Sergio Montaño Leon, Luis Fernando Zarate Rocha, Jorge Aguirre Quintana, Emilio Carrillo Gamboa, Alberto Escofet Artigas, Juan Claudio Salles Manuel and Alberto Mulas Alonso. Quirico Gerardo Seriña Garza is the executive committee’s secretary.

Compensation Committee

The compensation committee is responsible for reviewing and advising the board of directors with respect to management compensation (including bonus arrangements). The members of the compensation committee are Jorge Borja Navarrete, Jose Luis Guerrero Alvarez, Sergio F. Montaño Leon, Luis Fernando Zarate Rocha and Jorge Aguirre Quintana. Luis Carlos Romandia Garcia is the compensation committee’s secretary.

Audit Committee

     We have a three-member audit committee, which is composed of directors elected by the shareholders. The members of the audit committee are Emilio Carrillo Gamboa, Juan Claudio Salles Manuel and Alberto Mulas Alonso. Currently all members of our audit committee are independent as such term is defined under the Mexican Securities Market Law and Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

     Our audit committee operates pursuant to a written charter adopted by the audit committee and approved by our board of directors. Pursuant to our bylaws and Mexican law, our audit committee submits an annual report regarding its activities to our board of directors. The duties of the audit committee include: (i) reviewing and opining on all related-party transactions; (ii) recommending hiring of third party experts to opine in respect of related party transactions; (iii) periodically evaluating our internal control mechanisms to verify compliance with the corporate governance standards to which we are subject; (iv) periodically evaluating our internal control mechanisms to verify compliance with generally accepted accounting principles; (v) recommending independent auditors to our board of directors; (vi) establishing guidelines for the hiring of employees or former employees of our independent auditors; (vii) preparing an annual report in respect of its activities and submit it to the board of directors; and (viii) periodically evaluating our reports filed before the Mexican National Banking and Securities Commission, the Mexican Stock Exchange, the Securities and Exchange Commission and New York Stock Exchange. The audit committee is empowered to hire independent counsel and other advisors, as it deems necessary to carry out its duties, including the review of related-party transactions.

Corporate Governance Reforms

     On April 21, 2005, at an extraordinary shareholders’ meeting, we amended our bylaws in order to restrict the purchase of shares that would result in change of control without the prior approval of the board of directors or an extraordinary shareholders’ meeting.

     Pursuant to our amended bylaws, significant acquisitions of shares of our capital stock and changes of control require prior approval of our board of directors. Our board of directors must authorize in advance any transfer of voting shares of our capital stock that would result in any person or group becoming a holder of 5% or more of our shares. Any acquisition of shares of our capital stock representing more than 15% or more of our capital stock by a person or group of persons requires the purchaser to make a public offer for the greater of:

•	the percentage of shares sought, or

•	10 percent of the total shares.

     The request for authorization to our board of directors must specify, among other things, (i) the number of shares intended to be purchased, (ii) the identity of the person or persons intending to acquire shares, (iii) the purpose of the acquisition and whether the purpose is to acquire control, (iv) whether the purchaser is our competitor and (v) the source of the funds to be used for the purchase. Our board of directors is required to respond to the request within a sixty-day period, but may decide to submit the request to our shareholders. Our board of directors, or our shareholders at a shareholders’ meeting, must take into account financial, economic, market and business terms of the acquisition offer.

     If the tender offer is oversubscribed, shares sold will be allocated on a pro rata basis among the selling shareholders. If the authorized purchase of shares is for the intent of acquiring control of us, the purchaser must make an offer to purchase 100 percent of the shares.

     The public offer to purchase must be made at the same price for all shares. The offer price is required to be highest of:

•	the book value of the shares,

•	the highest closing price on the Mexican Stock exchange during the 365 days preceding the date of the authorization, or

•	the highest price paid at any time by the persons intending to purchase the shares.

Notwithstanding the foregoing, the board of directors may authorize that the public offer be made at a different price, which may be based the prior approval of the audit committee and an independent valuation.

     These provisions do not apply in cases of transfer of shares as a result of death, the repurchase or amortization of shares, subscription of shares in exercise of preferential rights, or by us or our subsidiaries, or by a person who maintains effective control over us.

     These amendments were submitted to the Mexican National Banking and Securities Commission and became effective on May 24, 2005.

     The amendments to our bylaws also provide for staggered classes for the election of directors. We believe that having a staggered board will protect the plans and long-term decisions of our management and board of directors. Directors will be elected for three years, and one-third will be elected each year. This system does not interfere with minority rights to nominate directors.

     In accordance with the Securities Markets Law, our bylaws were modified to establish that at least 25% of our board members must be independent as defined in the Mexican Securities Market Law. The majority of our board members must be Mexican nationals.

     As of April 21, 2005, our legal name was changed to Empresas ICA, S.A. de C.V.

Statutory Auditor

     We must have at least one statutory auditor, who is elected by our shareholders at the annual ordinary general meeting. The statutory auditor reports to our shareholders at our annual shareholders’ meeting regarding the accuracy of the financial information presented to our shareholders by the board of directors and generally monitors our affairs. The statutory auditor is also authorized to call ordinary or extraordinary shareholders’ meetings, place items on the agenda of shareholders’ meetings and board of directors’ meetings and attend shareholders’ and board of directors’ meetings. The statutory auditor receives quarterly reports from the board of directors regarding material aspects of our affairs, including our financial condition. The current statutory auditor is Joaquin Gomez Alvarez and the alternate statutory auditor position is Ramon Arturo Garcia Chavez.

NYSE Corporate Governance Comparison

     Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Mexican corporation with shares listed on the Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law and the regulations issued by the Mexican National Banking and Securities Commission. We also comply on a voluntary basis with the Mexican Code of Best Corporate Practices (Codigo de Mejores Practicas Corporativas) as indicated below, which was created in January 2001 by a group of Mexican business leaders and was endorsed by the Mexican Banking and Securities Commission. On an annual basis, we file a report with the Mexican Banking and Securities Commission and the Mexican Stock Exchange regarding our compliance with the Mexican Code of Best Corporate Practices.

     The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practices
Director Independence. Majority of board of directors must be independent. §303A.01	Pursuant to the Mexican Securities Market Law and our bylaws, our shareholders are required to appoint a board of directors of between five and twenty members, 25% of whom must be independent within the meaning of the Mexican Securities Market Law, which differs from the definition of independent under the rules of the New York Stock Exchange.

Our board of directors currently consists of 16 members, of which ten are outside (i.e. non-management) directors. Nine of our directors are independent directors within the meaning of the Mexican Securities Market Law. Nine of our directors are independent directors within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Pursuant to our bylaws, independent board members must be appointed based on their experience, ability and professional prestige, and may not own any of our shares or be employed by us. Our board of directors must meet at least every three months.

A director is not independent if such director is:	Under Article 14-B is of the Mexican Securities Market Law, a director is not independent if such director is:

(i) a person who the board determines has a material direct or indirect relationship with the company, its parent or a consolidated subsidiary;	(i) an employee or officer of the company (one-year cooling off period);

(ii) an employee, or an immediate family member of an executive officer, of the company, its parent or a consolidated subsidiary, other than employment as interim chairman or CEO;	(ii) a shareholder that, without being an employee or officer of the company, has influence or authority over the company’s officers;

(iii) a person who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the company, its parent or a consolidated subsidiary, other than director and committee fees or deferred compensation for prior services only (and other than compensation for service as interim chairman or CEO or received by an immediate family member for service as a non-executive employee);
(iii) a partner or employee of a consultant or adviser, to the company or its affiliates, where the income from the company represents 10% or more of the overall income of such consultant or adviser;

NYSE Standards	Our Corporate Governance Practices
(iv) a person who is affiliated with or employed, or whose immediate family member is affiliated with or employed in a professional capacity, by a present or former internal or external auditor of the company, its parent or a consolidated subsidiary;

(iv) an important client, supplier, debtor or creditor (or a partner, director or employee thereof). A client and supplier is considered important when its sales to or purchases from the company represent more than 10% of the client’s or supplier’s total sales or purchases. A debtor or creditor is considered important whenever the aggregate amount of the relevant loan represents more than 15% of the debtor’s, creditor’s or the company’s aggregate assets;

(v) an executive officer, or an immediate family member of an executive officer, of another company whose compensation committee’s membership includes an executive officer of the listed company, its parent or a consolidated subsidiary; or
(v) an employee of a non-profit entity that receives material contributions from the company that represent more than 15% of the total contributions received by the entity;

(vi) an executive officer or employee of a company, or an immediate family member of an executive officer of a company, that makes payments to, or receives payments from, the listed company, its parent or a consolidated subsidiary for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues (charities are not included, but any such payments must be disclosed in the company’s proxy (or, if no proxy is prepared, its Form 10-K / annual report)).

(vi) a chief executive officer or other high ranking officer of another company in which the relevant company’s chief executive officer or other high ranking officer is a member of the board of directors; or

“Immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law and anyone (other than domestic employees) who shares the person’s home. Individuals who are no longer immediate family members due to legal separation, divorce or death (or incapacity) are excluded. §303A.02(b)

(vii) a “family member” related to any of the persons mentioned above in (i) through (vi). “Family member” includes a person’s spouse, concubine or other relative up to the third degree of consanguinity and affinity, in the case of (i) and (ii) above, and a spouse, concubine or other relative of up to the first degree of consanguinity or affinity in the case of (iii) through (vi) above.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03
There is no similar requirement under our bylaws or applicable Mexican law.

NYSE Standards	Our Corporate Governance Practices
Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07
We have a three-member audit committee, which is composed of directors appointed by the shareholders. The Mexican Securities Market Law requires that the president and the majority of the members of our audit committee be independent. Our bylaws require that all members of the audit committee be independent. Currently all members of our audit committee are independent as such term is defined under the Mexican Securities Market Law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

However, the members of our audit committee are not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

Our audit committee complies with the requirements of the Mexican Securities Market Law and has the following attributes:

• Our audit committee operates pursuant to a written charter adopted by the audit committee and approved by our board of directors.

• Pursuant to our bylaws and Mexican law, our audit committee submits an annual report regarding its activities to our board of directors.

• The duties of the audit committee include:

• reviewing and opining on all related-party transactions;

• periodically evaluating our internal control mechanisms to verify compliance with the corporate governance standards to which we are subject;

• periodically evaluating our internal control mechanisms to verify compliance with generally accepted accounting principals;

• recommending independent auditors to our board of directors;

• establishing guidelines for the hiring of employees or former employees of our independent auditors; and

NYSE Standards	Our Corporate Governance Practices
• periodically evaluating our reports filed before the Mexican National Banking and Securities Commission, the Mexican Stock Exchange and New York Stock Exchange.

• The audit committee is empowered to hire independent counsel and other advisors as it deems necessary to carry out its duties, including the review of related-party transactions

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04
We are not required to and do not have a nominating/corporate governance committee, and it is not expressly recommended by the Mexican Code of Best Corporate Practices.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05
As recommended by the Mexican Code of Best Corporate Practices and our bylaws, we have a compensation committee, the members of which are board members.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §303A.08	Our current equity-compensation plans have been approved by our shareholders at shareholder meetings in accordance with Mexican law.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. We are required by Item 16B of this Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions.

EMPLOYEES

     As of each of the last three years ended December 31, 2004, 2003 and 2002, we had 9,932, 9,853 and 7,222 employees, respectively, approximately 30%, 30% and 37% of whom were permanent employees, respectively. The number of temporary employees employed by us varies significantly and is largely dependent on the level of our construction activities.

     In Mexico, all of our employees, other than managerial and certain administrative employees, are currently affiliated with labor unions. Labor relations in each facility in Mexico are governed by a separate collective bargaining agreement, executed between the relevant subsidiary and a union selected by the employees of the relevant facility. Wages are renegotiated every year while other terms are renegotiated every two years. Labor relations for each construction project are governed by a separate collective bargaining agreement, which is coterminous with the project. Such agreements are reviewed once per year if the duration of the project so permits. Although, from time to time we have faced strikes at particular facilities or construction sites, we have never had a strike that materially affected our overall operations in Mexico. We believe that we have good relations with our employees.

SHARE OWNERSHIP

     As of February 14, 2005, Mr. Quintana and members of his immediate family may be deemed to have beneficial ownership of 166,465,200 or 8.93% of the shares outstanding. None of our directors or executive officers (other than Mr. Quintana) is the beneficial owner of more than 1% of any class of capital stock, other than through the management trust described in “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

     The following table sets forth certain information regarding the ownership of outstanding shares.

Identity of Person or Group	Amount Owned	Percentage(1)
Bernardo Quintana I.(2)	166,465,200	8.93
Management Trust(3)	65,936,086	3.54
Fundacion Trust(3)	51,760,136	2.78
Employee Trust(3)	1,802,658	0.10
Foreign Employee Trust(3) (4)	595,536	0.03

(1)	Percentages are based on 1,865,054,114 shares outstanding as of May 25, 2005.

(2)	Reflects shares owned directly and not through the management trust.

(3)	Information concerning our shares beneficially owned by each of the trusts was obtained from a Schedule 13G/A filed on February 14, 2005 by each of the trusts.

(4)	Held in the form of 99,256 ADSs.

     At May 31, 2005, 718,105,216 shares were held in the form of CPOs, which have limited voting rights. See “Item 9. The Offer and Listing—Trading—Limitations affecting ADS Holders and CPO Holders.”

     Our directors and executive officers, as a group, beneficially own approximately 232,401,286 shares (12.47% of the shares outstanding). A portion of the shares beneficially owned by our directors and executive officers, along with other shares owned by our management (collectively, approximately 3.54% of the shares outstanding), are owned through a trust, referred to as the management trust. The technical committee of the management trust, which consists of members of our board of directors, has broad discretionary authority over the corpus of this trust, including voting power over the shares contained therein and the conditions governing withdrawal of such shares.

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

     Members of the board of directors also have voting power over the shares placed in a trust, which we refer to as the employee trust, originally established in 1959, for the benefit of certain other of our employees that are not members of management. As of February 14, 2005, the employee trust held approximately 0.1% of the shares outstanding.

     In 1992, members of management donated 10% of their then-owned shares to Fundacion ICA, a non-profit organization formed to fund research and education activities in Mexico. In addition, certain former members of management donated 20% of their shares to Fundacion ICA. Fundacion ICA’s shares are held by a trust, which we refer to as the fundacion trust. We are entitled to appoint two of the five members of the fundacion trust’s technical committee, while the remaining members are independent from us. Any disposition of the shares held by the fundacion trust requires the approval of more than a simple majority of such technical committee and, therefore, may require approval of our representatives on this committee. Under the terms of the fundacion trust, the shares held by Fundacion ICA, which as of February 14, 2005 represented approximately 2.78% of the shares outstanding, are required to be voted in the manner specified by a majority of the technical committee.

     In April 1992, management created a trust, which we refer to as the foreign employee trust, for the benefit of certain other of our employees. The purpose of the foreign employee trust is to provide incentives to retain skilled personnel employed by subsidiaries located outside Mexico. As of February 14, 2005, the foreign employee trust held approximately 0.03% of the shares for the benefit of such foreign employees.

RELATED PARTY TRANSACTIONS

Sale of Simex

     In 2004, we sold SIMEX, a subsidiary that specialized in the development and integration of electronic systems, including vehicle registration systems for tollbooths, as part of our non-core asset divestment program. SIMEX was sold to Saturnino Suarez Reynoso for U.S.$1.6 million. Mr. Suarez Reynoso was a member of our board of directors until April 16, 2004 and, as required by our bylaws, our audit committee and our board of directors approved the sale of SIMEX.

El Cajon Letters of Credit; Sale of SETA

     Pursuant to the terms of the El Cajon hydroelectric project contract, CIISA was required to enter into the engineering, procurement and construction contract within 20 days of being awarded the project. CIISA was also required to begin work on the project the day after it entered into the contract, and was required to post a U.S.$10 million performance bond for the benefit of CFE. Additionally, under the terms of the bridge credit facility for the financing of the first portion of the project’s construction costs, CIISA was required to post a U.S.$26 million letter of credit.

     CIISA was unable to obtain the required performance bonds or letters of credit within the timeframe required by the contracts. Consequently, as a temporary measure, Mr. Quintana, our President and Chief Executive Officer, and his family guaranteed U.S.$15 million out of U.S.$22 million (61% of the total amount) required for the El Cajon hydroelectric project. In return, Mr. Bernardo Quintana and his family received a fee equal to 2% of the guaranteed amount. In September 2003, we sold 60% of our shares in SETA for Ps.274 million to Aeroinvest, an affiliated company that is 60% owned by Mr. Bernardo Quintana, our President and Chief Executive Officer, and members of his family, and contributed 40% of our SETA shares to Aeroinvest in exchange for a 40% interest in Aeroinvest. The enterprise value used in these transactions was based on a valuation report prepared by a Mexican investment bank. We used the proceeds from the sale of 60% of our shares in SETA to provide cash collateral to creditors to release Mr. Bernardo Quintana’s and his family’s guarantees.

     The result of these transactions reduced our participation in SETA from 37.25% to 14.9%, and generated a loss of Ps.68 million. As required by our bylaws, the El Cajon related transactions, including the sale of SETA, were reviewed by our audit committee and were authorized by our executive committee and our board of directors.

     As of December 31, 2004, SETA has loans with related parties amounting to U.S.$22 million, of which U.S.$8 million is owed to Aeroinvest and the remaining U.S.$14 million are owed to our joint venture partners, Aeroports de Paris and Vinci, S.A.. The amounts owed to Aeroinvest mature in 2014 and are payable annually beginning in September 2004, with annual interest at LIBOR plus 4.5%.

     For a description of other related party transactions, see note 25 of our financial statements.

Item 8. Financial Information

     See “Item 18. Financial Statements” beginning on page F-1.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

Legal Proceedings

     We are party to various legal proceedings in the ordinary course of business. Other than as disclosed in this annual report, we are not currently involved in any litigation or arbitration proceeding, including any proceeding that is pending or threatened of which we are aware, which we believe will have, or has had, a material adverse effect on us. Other legal proceedings pending against or involve us and our subsidiaries are incidental to the conduct of our and their business and we believe will be resolved in our favor or with an insignificant effect on our financial position, results of operations and cash flow. We believe that the ultimate disposition of such other proceedings individually or on an aggregate basis will not have a material adverse effect on our consolidated financial condition or results of operations.

Malla Vial

     We are involved in litigation with the Institute for Urban Development, or IDU (Instituto de Desarrollo Urbano), an agency of the municipal government of Bogota, Colombia, in charge of public works projects. The litigation concerns the Malla Vial Project; a street network refurbishment project in Bogota that was awarded to us in 1997. In April 2002, an arbitration tribunal in Colombia issued an award in favor of IDU for U.S.$2.2 million as compensation for our alleged breach of contract. We are currently contesting judicial recognition of the arbitration award in Mexico. Payment of the arbitration award in Mexico is suspended until our claim is resolved.

     The IDU has filed a claim in a Colombian court against us for liquidated damages for breach of the contract in an amount of approximately U.S.$4.7 million and has made a claim against the bonding company for the return of the advance payment that had not yet been amortized. We have counterclaimed and demanded indemnification and damages in an amount of U.S.$17.8 million. In December 2004, an administrative tribunal ordered the consolidation of all of these claims into one case.

El Tasajal

     We have been involved in ongoing litigation regarding our extraction of materials from a quarry in Mexico known as “El Tasajal” in 1991 and 1992 on the basis of allegations by the owners of the land where the quarry is located that we wrongfully extracted materials from the quarry. In June 2002, a Mexican court ordered us to pay the plaintiffs Ps.450,000 (in nominal terms). We deposited this amount with the Mexican court in August 2004. On March 23, 2005, the plaintiffs filed a new complaint requesting that the court recalculate the damages based on new claims against us. In their new complaint, the plaintiffs also claimed that they were inadequately represented in the original proceedings. In their new complaint, the plaintiffs seek Ps.470 million (in nominal terms) in damages. In April 2005, we filed a motion to dismiss the complaint on grounds that the previous judgment settled all claims arising from this litigation and intend to vigorously contest these claims.

Cantarell

     In December 2003, Compañía de Nitrogeno de Cantarell, S.A. de C.V., or CNC, initiated an arbitration proceeding against the joint venture formed between ICA-Fluor and Linde AG in connection with the construction of the Cantarell nitrogen plant. The demand in the amount of approximately U.S.$78 million was made directly against the joint venture members as well as their respective parent companies, Empresas ICA, S.A. de C.V., Fluor Corporation and Linde L.P.M., as guarantors for the joint venture. The defendants filed a joint response to CNC’s claims and the joint venture has filed a counterclaim against CNC in excess of U.S.$7.2 million.

     The arbitration is proceeding according the JAMS Arbitration Rules and the law of the State of California. The arbitration hearings are currently taking place, and they are scheduled to conclude by October of this year. We have established a contingency reserve in the amount of U.S.$7.9 million, in the event there is an award adverse to us. There can be no assurance this reserve will be sufficient to meet any potential liability.

Puerto Rico Light Rail System

     In 2004, the U.S. Department of Transportation’s Office of the Inspector General began to investigate the Puerto Rico light rail system. We understand that the U.S. Department of Transportation’s investigation extends to other contractors working on the light rail system. In connection with the investigation, on March 8, 2004, ICA Miramar received a subpoena for the production of documents from the U.S. Department of Transportation’s Office of the Inspector General. We cooperated with the U.S. Department of Transportation’s investigation and have received no further subpoenas. There can be no assurance as to the results of this investigation or that we will not be named a party to any proceedings.

Corredor Sur

     In 1995, the Panamanian Ministry of Public Works (Ministerio de Obras Publicas) awarded ICA Panama, a 30-year concession for the construction, operation and maintenance of the Corredor Sur highway, a four-lane, 19.8 kilometer highway. The concession was granted in August 1996.

     The concession agreement provides for our compensation in part by the right to retain the revenue derived from the operation of the highway and in part by the development and sale of certain land and marine-fill areas received as part of our consideration from the Panamanian government. As of December 31, 2004, we had developed and sold 99% of the properties we have received from the Panamanian government, the proceeds of which were used to finance construction of the highway and repay loans incurred to finance the real estate portion of the project. Under the concession agreement, the estimated net revenues from the sale of these properties are U.S.$75 million.

     During the construction of the Corredor Sur, changes to the original project were requested by the Panamanian Ministry of Public Works and were performed by us. This change resulted in a re-routing of the Corredor Sur and entitled us to additional compensation from the Panamanian government in the form of additional land transfers. Since this re-routing the Panamanian government has failed to transfer 4.1 hectares of additional land that forms part of the area now occupied by the Corredor Sur to which we are entitled as compensation under the contract. In order to resolve claims by us related to the Panamanian government’s breach of their obligations, we agreed with the Ministry of Public Works to submit to arbitration. In October 2003, we began an arbitration proceeding against the Ministry of Public Works, requesting that it acknowledge this obligation and pay for work performed and the area not transferred. On July 14, 2004, the Ministry of Public Works was ordered to pay approximately U.S.$26 million to us, in respect of such claims. The Panamanian government has not notified us of the payment date, but interest will accrue at a rate of 9% per annum until the amount is paid. As of December 31, 2004, the amount that the Panamanian government is required to pay us, including interest, was approximately U.S.$26 million and had not been paid.

     On December 30, 2004, in response to a claim brought by a private citizen, the Supreme Court of Panama declared unconstitutional the final phrase and paragraph of Article 2 of Law No. 5 of 1988, which provides that one of the methods by which the government can compensate a concessionaire, is by granting rights to a concessionaire to fill marine areas that become real estate assets which in turn the government transfers to the concessionaire as private property. Specifically, the court ruled that under the Panamanian Constitution, the sea and seabed belong to the State, for public use, and therefore cannot be privately appropriated. Under the concession contract, we were granted the right to create an additional 35 hectares of land by filling the shallow marine area located between the former Paitilla Airport and the Atlapa Convention Center for development and commercialization. The Supreme Court’s ruling will prevent us from reclaiming the remainder of the marine reclamation areas to be conveyed to us under the Concession Contract and any related indemnification rights. As of March 31, 2005, 11.6 hectares remained to be conveyed to us out of 35 hectares of fill-in rights granted to us as part of the Corredor Sur concession. We believe that the impact of this ruling does not apply retroactively and the Ministry of Public Works is obligated to find alternative means of compensating us for the portion of the land that was to be created through marine reclamation. We are currently in negotiations with the Ministry to obtain such alternate forms of compensation.

     On April 25, 2005, the Supreme Court of Panama received a claim, filed by the same private citizen who brought the claim described in the preceding paragraph, requesting that certain provisions of the Corredor Sur concession relating to the transfer of real estate and marine fill-in rights by the Panamanian government to us be declared unconsitutitional. The citizen claims that the grant to us by the Panamanian government of the 29.5 hectares comprising the former Paitilla Airport and the 35 hectares of marine fill-in rights located between the former Paitilla Airport and the Atlapa Convention Center was unconstitutional and that such areas should not be appropriated for private use. The claimant requests that the Supreme Court of Panama rule that such provisions of the Corredor Sur concession are unconstitutional and that such ruling be given retroactive effect with respect to such transfers. We believe that, in accordance with the Panamanian judicial code and the preponderance of prior decisions of the Supreme Court of Panama, any such ruling should not apply retroactively. We are not a party to this litigation, but we plan to file a brief with the Supreme Court of Panama in support of our interests in the marine fill-in rights. In the event of any adverse ruling that applies retroactively, the Panamanian civil code provides that third party transferees of property acquired in good faith from sellers with registered title which does not appear defective based on information recorded with the land registry may not have their title declared null and, therefore, such transferees would not suffer any damages attributable to us. The transfers from the Panamanian government to us and from us to the third party purchasers have been duly recorded in the appropriate land registry.

Administrative Proceedings

     ICA-Fluor is currently engaged in administrative proceedings with the Ministry of Finance and Public Credit (Secretaria de Hacienda y Crédito Publico) regarding its employee statutory profit-sharing obligations. The Ministry of Finance and Public Credit has alleged that in 1999 ICA-Fluor calculated its statutory profit-sharing obligations on a basis different than that required by the Ministry of Finance and Public Credit, and that ICA-Fluor improperly took certain deductions for purposes of calculating its employee statutory profit-sharing obligations. We believe that ICA-Fluor’s aggregate potential exposure from these claims is approximately Ps.45 million. We believe that these claims are without merit, and ICA-Fluor intends to vigorously defend itself before the appropriate judicial authority, although no assurances can be given as to the outcome of this dispute.

Environmental Matters

     There are currently no material legal or administrative proceedings pending against us with respect to any environmental matter in Mexico or the United States.

DIVIDENDS

     The table below sets forth the dividends per share and ADS paid in each year indicated, in nominal Mexican pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates. We did not pay dividends in any year between 2000 and 2004.

	Pesos Per	U.S. Dollars	U.S. Dollars
Year Ended December 31,	Share	Per Share	Per ADS
2000	—	—	—
2001	—	—	—
2002	—	—	—
2003	—	—	—
2004	—	—	—

     The declaration, amount and payment of dividends are approved by the shareholders, upon the recommendation of the board of directors, and may only be paid from retained earnings from accounts previously approved by our shareholders, provided that the legal reserves have been duly created and losses for prior fiscal years have been paid. If our shareholders approve the payment of dividends, the amount of the dividends will depend upon our operating results, financial condition and capital requirements, and upon general business conditions. A number of our loan agreements contain covenants that restrict the ability of certain of our subsidiaries to make capital distributions to us and, accordingly, may affect our ability to pay dividends.

SIGNIFICANT CHANGES

     Except as identified in this annual report on form 20-F, no significant change in our financial condition has occurred since the date of the most recent consolidated audited financial statements contained in this annual report.

Item 9. The Offer and Listing

TRADING

     Since April 9, 1992, our shares and the ADSs have been listed on the Mexican Stock Exchange and the NYSE, respectively. The ADSs have been issued by The Bank of New York as depositary. Each ADS represents six CPOs, issued by Banamex as the CPO trustee for a Mexican CPO trust. Each CPO represents an interest in one share held in the CPO trust. Since April 9, 1992, the ADSs also have been quoted on the Developing Markets Sector of the International Stock Exchange of the United Kingdom and The Republic of Ireland Ltd.

     We may be required to delist our ADSs from the NYSE if the price of our ADSs over a 30 trading-day period falls below $1.00. See “Item 3. Key Information—Risk Factors—Risks Related to our Securities—We may be required to delist our ADSs from the New York Stock Exchange.”

     The following table sets forth, for the five most recent full financial years, the annual high and low market prices for the ADSs on the New York Stock Exchange and the shares on the Mexican Stock Exchange.

	Mexican Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2000	5.25	1.69	3.25	0.94
2001	4.75	1.70	2.98	1.00
2002	4.65	0.89	3.15	0.50
2003	2.60	1.01	1.91	0.75
2004	4.35	2.79	2.45	1.52

     The following table sets forth, for the periods indicated, the reported high and low sales prices for our shares on the Mexican Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange.

	Mexican Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2003
First Quarter	1.55	1.01	1.20	0.75
Second Quarter	1.98	1.44	1.60	1.40
Third Quarter	1.71	1.41	1.32	1.02
Fourth Quarter	2.60	1.47	1.91	1.06
2004
First Quarter	3.91	2.79	2.16	1.52
Second Quarter	4.18	3.44	2.38	1.82
Third Quarter	3.88	3.00	2.08	1.59
Fourth Quarter	4.35	3.75	2.45	2.00
2004
December	4.35	3.97	2.45	2.10

2005
January	4.31	4.07	2.33	2.19
February	4.68	4.34	2.57	2.34
March	4.90	4.20	2.70	2.23
April	4.36	3.95	2.33	2.09
May	4.36	4.08	2.39	2.36
June (through June 23)	4.50	4.31	2.53	2.21

     Our bylaws prohibit ownership of our shares by non-Mexican investors. As of April 29, 2005, 39% of our shares were represented by CPOs, and 20% of the CPOs were held by the depositary. As of April 29, 2005 8.8% of the outstanding shares were represented by ADSs, and such ADSs were held by 132 holders with registered addresses in the United States. As of April 29, 2005, there were 1,865,054,114 shares outstanding.

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

Trading on the Mexican Stock Exchange

     The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1894, it ceased operations in the early 1900s, and was reestablished in 1907. The Mexican Stock Exchange is organized as a corporation whose shares are held by brokerage firms. These firms are exclusively authorized to trade on the floor of the Exchange. Trading on the Mexican Stock Exchange takes place exclusively through an automated inter-dealer quotation system known as SENTRA, which is open between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, each business day. Trading is performed electronically and is continuous. Trades in securities listed on the Mexican Stock Exchange can, subject to certain requirements, also be effected off the Exchange. Due primarily to tax considerations, however, most transactions in listed Mexican securities are effected through the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility. The suspension procedures will not apply to shares that are directly or indirectly (through ADSs or other equivalent instruments) quoted on a stock exchange outside Mexico. Settlement is effected two business days after a share transaction is effected on the Mexican Stock Exchange. Deferred settlement, even if by mutual agreement, is not permitted without the approval of the Mexican Banking and Securities Commission. Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, S.A. de C.V., a privately-owned central securities depositary that acts as a clearing house, depositary, custodian and registrar for Mexican Stock Exchange transactions, eliminating the need for the physical transfer of shares.

     The Mexican Stock Exchange is one of Latin America’s largest exchanges in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets, and therefore subject to greater volatility.

     As of December 31, 2004, 151 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange with a market capitalization of U.S.$170 billion. In 2004, the ten most actively traded equity issues (excluding banks) represented approximately 71% of the total volume of equity issues traded on the Mexican Stock Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors. There is no formal over-the-counter market for securities in Mexico. The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.

Limitations Affecting ADS Holders and CPO Holders

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

Organization and Register

     We are a sociedad anónima de capital variable organized in Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles). We were registered in the Public Registry of Commerce of Mexico City on July 25, 1979, under folio number 8723.

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

     Under Mexican Law, holders of shares of any series are entitled to vote as a class on any action that would prejudice the rights of holders of shares of such series but not rights of holders of shares of other series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by our board of directors or other party calling for shareholder action. A negative determination would be subject to judicial challenge by an affected shareholder, and the necessity for a class vote would ultimately be determined by a court. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Shareholders’ Meetings

     General shareholders’ meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican Companies Law, including, principally, amendments of the bylaws, liquidation, merger, spin-off, change in nationality and transformation from one type of company to another. General meetings called to consider all other matters are ordinary meetings.

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

     The quorum for ordinary general meetings is 50% of the outstanding shares and action may be taken by a majority of the shares present. If a quorum is not present, a subsequent meeting may be called at which action may be taken by holders of a majority of the shares present regardless of the percentage of outstanding shares represented at such meeting. The quorum for extraordinary general meetings is 75% of the outstanding shares, but if a quorum is not present a subsequent meeting may be called. The quorum for each subsequent meeting is 50% of the outstanding shares. Action at any extraordinary general meeting may only be taken by holders of at least 50% of the outstanding shares provided, however, that a quorum of 85% and approval of at least 80% of the outstanding shares, will be required to approve the following (i) mergers, other than mergers with subsidiaries; (ii) amendment or deletion of the provision in the bylaws that regulate share ownership of the company, shareholders’ meetings and the board of directors.

     Shareholders’ meetings may be called by our board of directors or a statutory auditor and must be called by our board of directors or a statutory auditor upon the written request of holders of at least 10% of our outstanding share capital. In addition, our board of directors or a statutory auditor shall call a shareholders’ meeting at the written request of any shareholder if no shareholders’ meeting has been held for two consecutive years or if the shareholders’ meetings held during such period have not considered the preceding year’s board of director’s report or our financial statements or have not the elected directors or a statutory auditor and determined their compensation. Notice of meetings must be published in a major newspaper in Mexico City. Meetings must be held in Mexico City. A shareholder may be represented at a shareholders’ meeting by a proxy.

     Holders of 20% of our outstanding shares may oppose any resolution adopted at a shareholders’ meeting and file a petition for a court order to suspend the resolution temporarily within 15 days following the adjournment of the meeting at which the action was taken, provided that the challenged resolution violates Mexican law or our bylaws and the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution. In order to obtain such a court order, the opposing shareholder must deliver a bond to the court in order to secure payment of any damages that we may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing shareholder. Shareholders representing at least 10% of the shares present at a shareholders’ meeting may request to postpone a vote on a specific matter on which they consider themselves to be insufficiency informed.

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

     The Bank of New York as depository, is required to convert, as soon as possible, into U.S. dollars, all cash dividends and other cash distributions denominated in Mexican pesos (or any other currency other than U.S. dollars) that it receives in respect of the deposited CPOs, and to distribute the amount received to the holders of ADRs in proportion to the number ADSs evidenced by such holder’s ADRs without regard to any distinctions among holders on account of exchange restrictions or the date of deliver of any ADR or ADRs or otherwise. The amount distributed will be reduced by any amounts to be withheld by us, the CPO trustee and the depositary, including amounts on account of any applicable taxes and certain other expenses. If the depositary determines that in its judgment any currency other than U.S. dollars received by it cannot be so converted on a reasonable basis and transferred, the depositary may distribute such foreign currency received by it or in its discretion hold such foreign currency (without liability for interest) for the respective accounts of the ADR holders entitled to receive the same.

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

     Shares issued under Article 81 of the Mexican Securities Market Law (which are those held in treasury to be delivered upon their subscription) may be offered for subscription and payment by the board of directors without preemptive rights being applicable, provided that:

•	the issuance is made to effect a public offering in accordance with the Mexican Securities Market Law;

•	an express waiver of preemptive rights is made at the extraordinary shareholders’ meeting where the issuance of non-subscribed shares is approved to facilitate the public offer;

•	the National Banking and Securities Commission of Mexico (Comisión Nacional Bancaria y de Valores), or the CNBV, has given its express approval; and

•	the notice of shareholders’ meeting specifies the Article 81 issuance in the meeting agenda.

     If the holders of at least 25% of our share capital vote against the issuance of non-subscribed shares, the issuance may not take place. If the issuance takes place, any objecting shareholders are entitled to require us to offer their shares, prior to the offer and sale of newly issued shares, under the same terms and conditions.

Limitations on Share Ownership

     Our bylaws prohibit ownership of the shares by foreign investors. Any acquisition of shares in violation of such provision would be null and void under Mexican law and such shares would be canceled and our share capital accordingly reduced. Non-Mexican nationals may, however, hold financial interests in shares through the CPOs issued under the CPO trust.

     Pursuant to our amended bylaws, significant acquisitions of shares of our capital stock and changes of control require prior approval of our board of directors. Our board of directors must authorize in advance any transfer of voting shares of our capital stock that would result in any person or group becoming a holder of 5% or more of our shares. Any acquisition of shares of our capital stock representing more than 15% of our capital stock by a person or group of persons requires the purchaser to make a public offer for the greater of:

•	the percentage of shares sought, or

•	10 percent of the total shares.

     If the tender offer is oversubscribed, shares sold will be allocated on a pro rata basis among the selling shareholders. If the authorized purchase of shares is for the intent of acquiring control of us, the purchaser must make an offer to purchase 100 percent of the shares.

     The public offer to purchase must be made at the same price for all shares. The offer price is required to be highest of:

•	the book value of the shares,

•	the highest closing price on the Mexican Stock exchange during the 365 days preceding the date of the authorization, or

•	the highest price paid at any time by the persons intending to purchase the shares.

Notwithstanding the foregoing, the board of directors may authorize that the public offer be made at a different price, which may be based the prior approval of the audit committee and an independent valuation.

     These provisions shall not apply in cases of transfer of shares as a result of death, the repurchase or amortization of shares, subscription of shares in exercise of preferential rights, or by us and our subsidiaries, or by the person who maintains effective control of us.

Delisting

     In the event that we decide to cancel the registration of our shares with the National Registry of Securities (Registro Nacional de Valores) or the CNBV, orders this deregistration, our shareholders who are deemed to have “control” will be required to make a tender offer to purchase the shares held by minority shareholders prior to such cancellation. Shareholders deemed to have “control” are those that own a majority of our common shares, have the ability to control our shareholders’ meetings, or have the ability to appoint a majority of the members of our board of directors. The price of the offer to purchase will generally be the higher of:

•	the average trading price on the Mexican Stock Exchange during the last 30 days on which the shares were quoted prior to the date on which the tender offer is made; and

•	the book value of the shares as reflected in our latest quarterly financial information filed with the CNBV and the Mexican Stock Exchange.

     In accordance with the applicable regulations, in the event that our controlling shareholders are unable to purchase all of our outstanding shares pursuant to a tender offer, they must form a trust and contribute to it the amount required to secure payment of the purchase price offered pursuant to the tender offer to all of our shareholders that did not sell their shares pursuant to the tender offer. The trust may not exist for a period longer than six months.

     Controlling shareholders are not required to make a tender offer if the deregistration is approved by 95% of our shareholders and the aggregate consideration payable for publicly-traded shares does not exceed UDI 300,000. Nevertheless, the trust mechanism described in the previous paragraph still must be implemented.

     Five business days prior to the commencement of the tender offer, our board of directors must make a determination with respect to the fairness of the terms of the offer, taking into account the rights of our minority shareholders, and disclose its opinion, which must refer to the justifications for the offer price. If the board of directors is precluded from making this determination as a result of a conflict of interest, the board’s resolution must be based on a fairness opinion issued by an expert selected by the audit committee.

Certain Minority Rights

     Mexican law includes a number of minority shareholder protections. These minority protections include provisions that permit:

•	holders of at least 10% of our outstanding share capital entitled to vote (including in a limited or restricted manner) to call a shareholders’ meeting.

•	holders of at least 15% of our outstanding share capital to bring an action for civil liabilities against our directors, members of the audit committee, and the statutory auditors, if

•	the shareholders have not voted against exercising this action at the relevant shareholders’ meeting,

•	the claim covers all of the damage alleged to have been caused by us and not merely the damage suffered by the plaintiff, and

•	any recovery is for our benefit and not the benefit of the plaintiffs;

•	holders of at least 10% of our shares who are entitled to vote (including in a limited or restricted manner) at any shareholders’ meeting to request that resolutions, with respect to any matter on which were not sufficient informed, be postponed;

•	holders of at least 20% of our outstanding share capital to contest and suspend any shareholder resolution, subject to certain requirements under Mexican law;

•	holders of at least 10% of our outstanding share capital to appoint one member of our board of directors and one alternate; and

•	holders of at least 10% of our outstanding share capital to appoint one statutory auditor and an alternate.

Other Provisions

Duration

     Our existence is unlimited, but may be terminated by resolution of an extraordinary general meeting of shareholders.

Conflict of Interest

     A shareholder that votes on a business transaction in which the shareholder’s interest conflicts with our interest may be liable for damages, but only if the transaction would not have been approved without the vote of such shareholder. In addition, any director who has a conflict of interest with us relating to a proposed transaction, must disclose the conflict and refrain from voting on the transaction or may be liable for damages.

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

Purchase by the Company of its Shares

     We may purchase shares for cancellation pursuant to a decision of our extraordinary general meeting of shareholders. We may also repurchase shares on the Mexican Stock Exchange at the then prevailing market prices. Any such repurchase must be approved by our board of directors, and must be paid for using shareholders’ equity. If, however, the repurchased shares will be converted into treasury shares, we may allocate our capital toward such repurchases. The corporate rights corresponding to such repurchased shares may not be exercised during the period in which such shares are owned by us, and such shares will not be deemed to be outstanding for purposes of calculating any quorum or vote at a shareholders’ meeting during such period. The repurchased shares (including any received as dividends) must be resold on the Mexican Stock Exchange.

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

Enforceability of Civil Liabilities

     We are organized under the laws of Mexico, and most of our directors, officers and controlling person reside outside the United States. In addition, all or a substantial portion of our subsidiaries and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liability based solely on the U.S. federal securities laws.

EXCHANGE CONTROLS

     Mexico has had free market for foreign exchange since 1991 and the government has allowed the Mexican peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See “Item 3. Key Information—Exchange Rates.”

TAXATION

     The following summary contains a description of the principal U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of CPOs or ADSs by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the CPOs or ADSs (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase CPOs or ADSs. In particular, the summary deals only with U.S. holders that will hold CPOs or ADSs as capital assets and does not address the tax treatment of U.S. holders that own (or are deemed to own) 10% or more of our voting shares or that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, persons that will hold CPOs or ADSs as a position in a “straddle” for tax purposes and persons that have a “functional currency” other than the U.S. dollar.

     The summary is based on tax laws of the United States and the federal income tax laws of Mexico as in effect on the date of this annual report, including the provisions of the income tax treaty between the United States and Mexico, or the Tax Treaty, which are subject to change. Holders of CPOs or ADSs should consult their own tax advisers as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of CPOs or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

     For purposes of this summary, the term “non-resident holder” shall mean a holder that is not a resident of Mexico and that will not hold CPOs or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico.

     For purposes of Mexican taxation, a natural person is a resident of Mexico, among other circumstances, if he has established his home or his vital interests in Mexico, or if more than 50% of his income in any calendar year is from Mexican sources, or if his main center of professional activity is located in Mexico. Natural persons that are employed by the Mexican government will be deemed to be a resident of Mexico, even if their center of vital interests is in another country. A legal entity is a resident of Mexico either if it was established under Mexican law or if it has its principal place of business or its place of effective management in Mexico. If a non-resident has a permanent establishment in Mexico for tax purposes, all income attributable to such permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

     In general, for U.S. federal income tax purposes, holders of ADSs or CPOs will be treated as the beneficial owners of the shares represented by those ADSs or CPOs.

Taxation of Dividends

Mexican Tax Considerations

     Under Mexican income tax law, dividends, either in cash or in kind, paid to non-resident holders with respect to the shares represented by the ADSs or CPOs are not subject to any Mexican withholding or similar tax.

U.S. Tax Considerations

     The gross amount of any dividends paid with respect to the shares represented by ADSs or CPOs generally will be includible in the gross income of a U.S. holder on the day on which the dividends are received by the CPO trustee (which will be the same date as the date of receipt by the Depositary) and will not be eligible for the dividends received deduction allowed to corporations under the Internal

Revenue Code of 1986. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the CPO trustee. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, (a) a passive foreign investment company, or PFIC, or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company, or FPHC or foreign investment company, or FIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2004 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2005 taxable year.

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

     Gain on the sale of CPOs by a non-resident holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or a securities market approved by the Ministry of Finance and Public Credit. If these requirements are not met, the gain on the sale of CPOs or shares by a non-resident holder entity will be subject to a 5% Mexican withholding tax on the price obtained without any deductions allowed, if the transaction is carried out through the Mexican Stock Exchange and provided certain requirements set forth by the Mexican income tax law are complied with.

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

DOCUMENTS ON DISPLAY

     The materials included in this annual report on Form 20-F, and exhibits thereto, may be inspected and copied at the Securities and Exchange Commission’s public reference room in Washington, D.C. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Securities and Exchange Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us. The reports and information statements and other information about us can be downloaded from the Securities and Exchange Commission’s website.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

     We are exposed to market risk from changes in currency exchange rates and interest rates. From time to time, we assess our exposure and monitor our opportunities to manage these risks. In 2004, we did not use any derivative instruments to hedge market risks from changes in currency exchange rates although we may use derivative instruments for such purposes in the future. We monitor our revenue and debt composition and perform market analysis to anticipate any interest rate changes.

Interest Rate Risk

     Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2004 we had outstanding approximately Ps.7,898 million of indebtedness, of which 40% bore interest at fixed interest rates, 58% bore interest at floating rates of interest and 2% was denominated in UDIs. At December 31, 2003, we had outstanding approximately Ps.5,486 million of indebtedness, of which approximately 20% bore interest at fixed interest rates, approximately 77% bore interest at floating rates of interest and approximately 3% was denominated in UDIs. The interest rate on our variable rate debt is determined by reference to the London inter-bank offered rate and the TIIE (the Mexican interbank rate). Our UDI-denominated indebtedness bears interest at a fixed rate, although the amount of the borrowing is periodically revalued in accordance with Mexican inflation.

     In March 2004, CIISA, a consortium in which two of our subsidiaries hold a 61% interest, entered into an interest derivative agreement that has the effect of providing that the maximum rate of interest we owe on the syndicated loan obtained as part of the El Cajon hydroelectric project financing is LIBOR plus 3%. The El Cajon syndicated loan bears interest at a rate of LIBOR plus 3%. The agreement covers the entirety of the U.S$219.9 million outstanding under the syndicated loan. As of December 31, 2004, the derivative agreement’s fair value was U.S.$5.2 million dollars, which represents the present estimated value of future cash flows from the derivative agreement to CIISA. Each month, CIISA will receive the amount of interest due on the loan in excess of the LIBOR cap of 3% from the swap counterparty.

Foreign Currency Risk

     Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the dollar. In 2004, approximately 73% of our consolidated revenues were denominated in foreign currencies. We estimate that approximately 65% of our consolidated costs and expenses are denominated in Mexican pesos. The majority of revenues and expenses of Rodio/Kronsa are denominated in Euros, so we believe we have a natural hedge for our exposure to exchange rate risk associated with our euro-denominated contracts. As of December 31, 2004 and 2003, approximately 93% and 92%, respectively, of our construction backlog was denominated in foreign currencies and approximately 94% and 69%, respectively, of our accounts receivable were denominated in foreign currencies. In addition, as of December 31, 2004 and 2003, approximately 79% and 59%, respectively, of our indebtedness was denominated in foreign currencies, and approximately 51% and 71%, respectively, of our foreign currency denominated revenues, costs and expenses are denominated in U.S. dollars. As of December 31, 2004 and 2003, approximately 50% and 30%, respectively, of our consolidated financial assets were denominated in foreign currencies, with the balance denominated in Mexican pesos. Decreases in the value of the Mexican peso relative to the dollar will increase the cost in Mexican pesos of our foreign currency denominated costs and expenses and of the debt service obligations with respect to our foreign currency denominated indebtedness. A depreciation of the Mexican peso relative to the dollar will also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased. We do not have any financial instruments in place to hedge for foreign currency risk.

Sensitivity Analysis Disclosure

     In 2003 and 2004, a hypothetical, instantaneous and unfavorable 10% change in currency exchange rate would have resulted in additional interest expense of approximately Ps.18 million per year and Ps.39 million per year, respectively. Such a change would have also resulted in an estimated foreign exchange loss of approximately Ps.124 million and Ps.4, respectively, reflecting the increased value in Mexican pesos of our foreign currency denominated indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% fluctuation in exchange rates affecting the foreign currencies in which our indebtedness is denominated.

     A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial assets and liabilities held at December 31, 2004 and December 31, 2003 would have resulted in additional net financing expense of approximately Ps.35 million per year and Ps.54 million per year, respectively. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15. Controls and Procedures

     We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

     There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

     Our board of directors has determined that Mr. Juan Claudio Salles Manuel, a member of our audit committee, qualifies as an “audit committee financial expert” and as independent within the meaning of this Item 16A.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

     The following table sets forth the fees billed to us by our principal accounting firm, Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte & Touche Tohmatsu, and its affiliates, which we collectively refer to as Deloitte & Touche, during the fiscal years ended December 31, 2003 and 2004:

	Total Fees
	As of December 31,
	2004		2003
	(Millions of Mexican pesos)
Fees
Audit fees	Ps.	16.1	Ps.	17.3
Audit-related fees		—		—
Tax fees		0.5		0.3
All other fees		—		—

Total	Ps.	16.6	Ps.	17.6

     Audit fees in the above table are the aggregate fees billed by Deloitte & Touche in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial statements, the review of the financial statements of certain subsidiaries and other statutory audit reports.

     The decrease in audit fees in 2004 is primarily attributable to the reduction in the number of subsidiaries that are audited, due to our restructuring process.

     Tax fees in 2004 were related to services for tax compliance, tax planning and tax advice.

Audit Committee Pre-Approval Policies and Procedures

     Our audit committee approves all audit, audit-related services, tax services and other services provided by Deloitte & Touche. Any services provided by Deloitte & Touche that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In 2004, none of the fees paid to Deloitte & Touche were approved pursuant to the de minimus exception.

Item 16D. Exemptions from the Listing Standards for Audit Committees

     Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     The table below sets forth, for the periods indicated, the total number of shares purchased by us or on our behalf, or by an affiliated purchaser or on behalf of an affiliated purchaser, the average price paid per share, the total number of shares purchased as a part of a publicly announced repurchase plan or program and the maximum number (or approximate value) of shares that may yet be purchased under our plans and programs.

Total Number of Shares
	Total Number	Average Price	Purchased as Part of	Maximum Number Shares that
	of Shares	Paid per	Publicly Announced Plans	May Yet be Purchased Under the
2004	Purchased	Share	or Programs	Plans or Programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—

Total	—	—	—

PART III

Item 17. Financial Statements

     The Registrant has responded to Item 18 in lieu of this Item.

Item 18. Financial Statements

     Reference is made to pages F-1 to F-73 and pages G-1 to G-18 of this annual report. As of April 21, 2005, our legal name was changed to Empresas ICA, S.A. de C.V.

Item 19. Exhibits

1.1	Amended and restated bylaws (estatutos sociales) of Empresas ICA, S.A. de C.V. (English translation).*

1.2	Amended and restated bylaws (estatutos sociales) of ICA-Fluor, S.A. de C.V. (English translation).*

2.1	Depositary Agreement dated April 1, 1992, as amended and restated as of June 30, 1997, among Empresas ICA Soiedad Controladora, S.A. De C.V., the Bank of New York, as Depositary and Holders of American Depositary Receipts.*

2.2	Credit Agreement dated February 26, 2004, between Constructora Internacional de Infraestructura, S.A. de C.V., as Borrower and West LB AG, New York Branch, as Facility Administrative Agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

2.3	Common Agreement dated February 26, 2004, between Constructora Internacional de Infraestructura, S.A. de C.V., as Borrower, West LB AG, New York Branch, as Intercreditor Agent and Facility Administrative Agent, Citibank, N.A., as Note Trustee, Banco Santander Central Hispano, S.A., New York Branch, as Offshore Collateral Agent and Banco Santander Mexicano, S.A., as Onshore Collateral Agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

2.4	Sponsor Guarantee Agreement dated February 26, 2004 by Empresas ICA, Sociedad Controladora, S.A. de C.V., in favor of Banco Santander Central Hispano, S.A., New York Branch, as Offshore Collateral Agent for the benefit of the Secured Parties under the Common Agreement (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

2.5	Mexican Stock Pledge Agreement dated as of February 26, 2004 by and among Promotora E Inversora Adisa, S.A. de C.V., La Peninsular Compañia Constructora, S.A. de C.V. and Ingenieros Civiles Asociados. S.A. de C.V., as Pledgors and Banco Santander Mexicano, S.A., as Onshore Collateral Agent on behalf and for the benefit of the Secured Parties, as Pledgee, with the appearance of Constructora Internacional de Infraestructura, S.A. de C.V. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

2.6	Borrower Pledge Agreement dated February 26, 2004 by and between Constructora Internacional de Infraestructura, S.A. de C.V., as Pledgor, and Banco Santander Mexicano, S.A., as Onshore Collateral Agent on behalf and for the benefit of the Secured Parties, as Pledgee (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

2.7	Depositary Agreement dated February 26, 2004, between Constructora Internacional de Infraestructura, S.A. de C.V., as Borrower, West LB AG, New York Branch, as Facility Administrative Agent, Citibank, N.A., as Note Trustee, Banco Santander Central Hispano, S.A., New York Branch, as Offshore Depositary Bank, and Banco Santander Mexicano, S.A., as Onshore Collateral Agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

2.8	Security Agreement dated February 26, 2004 made by Constructora Internacional de Infraestructura, S.A. de C.V. to Banco Santander Central Hispano, S.A., New York Branch, as Offshore Collateral Agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

2.9	Note Indenture dated February 26, 2004 between Constructora Internacional de Infraestructura, S.A. de C.V., as Issuer and Citibank, N.A., as Note Trustee (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

2.10	Noteholder Depositary Agreement dated February 26, 2004 among Constructora Internacional de Infraestructura, S.A. de C.V., as Issuer, Citibank, N.A., as Note Trustee, and Citibank, N.A., as Noteholder Depositary Bank (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

2.11	Noteholder Security Agreement dated February 26, 2004 made by Constructora Internacional de Infraestructura, S.A. de C.V., as Issuer and Citibank, N.A., as Note Trustee (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

3.1	Management Trust Agreement dated April 8, 1992, as amended on April 30, 2000 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000) (File No. 1-11080).

3.2	CPO Trust Agreement dated May 28, 1997 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 1996) (File No. 1-11080).

4.1	Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2002).

4.2	First Clarification Memorandum, dated July 17, 2003, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

4.3	Second Clarification Memorandum, dated October 8, 2003, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

4.4	First Amendment, dated July 4, 2003, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

4.5	Second Amendment, dated September 10, 2003, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

4.6	Third Amendment, dated September 30, 2004, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation)(File No. 1-11080).*

4.7	Fourth Amendment, dated March 31, 2005, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation)(File No. 1-11080).*

8.1	Significant subsidiaries.*

11.1	Code of ethics (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

     Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to our long-term debt, none of which authorizes securities or results in an incurrence of debt in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the SEC requests.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Empresas ICA, S.A. de C.V.
By:	/s/ Jose Luis Guerrero Alvarez
	Name:	Jose Luis Guerrero Alvarez
	Title:	Chief Financial Officer

Date: June 30, 2005

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements of Empresas ICA, S.A. de C.V. and Subsidiaries:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Empresas ICA, S. A. de C. V.:

We have audited the accompanying consolidated balance sheets of Empresas ICA, S. A. de C. V. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2004, 2003 and 2002 (all expressed in thousands of Mexican pesos). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the consolidated financial statements of ICA Fluor Daniel, S. de R.L. de C.V., which statements reflect total assets constituting 21% and 19%, respectively, of consolidated total assets on the basis of accounting principles generally accepted in both Mexico and the United States of America as of December 31, 2004 and 2003, and total revenues constituting 35%, 41% and 43%, respectively, of consolidated total revenues on the basis of accounting principles generally accepted in both Mexico and the United States of America, for the years ended December 31, 2004, 2003 and 2002. Such financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the reports of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors referred to in the second paragraph, such consolidated financial statements present fairly, in all material respects, the financial position of Empresas ICA, S. A. de C. V. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations, changes in their stockholders’ equity and changes in their financial positions for the years ended December 31, 2004, 2003 and 2002, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2004 and the determination of shareholders ´ equity at December 31, 2004, 2003, and 2002, to the extent summarized in Note 30 to the consolidated financial statements.

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

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

/s/ Arturo Vargas Arellano

C.P.C. Arturo Vargas Arellano

Mexico City, Mexico
March 18, 2005, except for Note 29 and 30
As to which the date is April 21 and June 20, 2005, respectively.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Partners of
ICA Fluor Daniel, S. de R.L. de C.V.

We have audited the consolidated balance sheets of ICA Fluor Daniel, S. de R.L. de C.V. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in net worth and changes in financial position for each of the three years in the period ended December 31, 2004 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States of America). Such standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ICA Fluor Daniel, S. de R.L. de C.V. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations, their changes in net worth and changes in their financial position for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States of America.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

/s/ Alberto del Castillo V. Zepeda
C.P.C. Alberto del Castillo V. Zepeda

Mexico City, Mexico
March 4, 2005, except for Notes 16 and 17, as
to which the date is May 24, 2005

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
(Thousands of constant Mexican pesos as of December 31, 2004)

	Millions of
	U.S. dollars
	(Convenience
	Translation
	Note 2)	December 31,
	December 31,
	2004	2004		2003
ASSETS
Cash and cash equivalents (Note 4)	$317	Ps.	3,539,707	Ps.	3,888,401
Trade receivables, net of allowance for doubtful accounts of Ps.50,650 (2004) and Ps.58,271 (2003) (Note 5)	18		196,050		239,054
Contract receivables, net (Note 5)	154		1,717,855		1,133,292
Cost and estimated earnings in excess of billings on uncompleted contracts (Note 6)	116		1,292,061		837,466
Other receivables (Note 9)	114		1,274,470		644,685
Inventories (Note 10)	27		304,407		243,993
Real estate inventories (Note 11)	83		922,161		1,189,214
Other current assets	23		251,609		197,407

Current assets	852		9,498,320		8,373,512

Cash equivalents (Note 4)	46		512,031		—
Non current receivables	18		205,992		224,556
Contract receivables for hydroelectric plant (Note 7)	329		3,670,639		903,918
Real estate inventories (Note 11)	10		108,127		64,811
Investment in concessions (Note 12)	281		3,131,604		3,433,529
Investment in affiliated companies (Note 13)	91		1,011,181		804,779
Property, plant and equipment, net (Note 14)	106		1,187,461		1,367,633
Other assets	58		647,727		345,901
Deferred income taxes and employee statutory profit-sharing(Note 20)	69		768,342		982,954

Total assets	$1,860	Ps.	20,741,424	Ps.	16,501,593

LIABILITIES AND STOCKHOLDERS’ EQUITY

Notes payable (Note 15)	$115	Ps.	1,284,791	Ps.	781,309
Current portion of long-term debt (Note 18)	23		252,477		1,371,543
Trade accounts payable	154		1,716,402		1,193,303
Income taxes, asset tax and employee statutory profit sharing payable	9		95,482		21,292
Other current liabilities (Note 16)	191		2,124,839		2,451,831
Provisions – short-term (Note 17)	57		637,609		719,106
Advances from customers	150		1,684,405		728,194

Current liabilities	699		7,796,005		7,266,578

Long-term debt (Note 18)	134		1,496,457		2,390,278
Long-term debt for the construction of the hydroelectric plant (Notes 7 and 18)	436		4,864,131		943,375
Other long-term liabilities (Note 17)	50		555,477		376,263

Total liabilities	1,319		14,712,070		10,976,494

COMMITMENTS AND CONTINGENCIES (NOTE 21)

STOCKHOLDERS’ EQUITY (NOTE 22)
Common stock: no par, 1,865,054,114 and 1,682,389,166 shares issued and outstanding (2004 and 2003, respectively)	285		3,173,580		2,808,250
Restatement of common stock	98		1,097,399		1,023,712
Additional paid-in capital	428		4,776,036		4,709,318
Reserve for repurchase of shares	128		1,433,229		1,433,229
Accumulated deficit	(407)		(4,544,128)		(4,589,708)
Insufficiency from restatement of capital	(36)		(403,191)		(296,057)

Majority stockholders’ equity	496		5,532,925		5,088,744
Minority interest in consolidated subsidiaries (Note 23)	45		496,429		436,355

Total stockholders’ equity	541		6,029,354		5,525,099

Total liabilities and stockholders’ equity	$1,860	Ps.	20,741,424	Ps.	16,501,593

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS
(Thousands of constant Mexican pesos as of December 31, 2004, except for share data)

	Millions of
	U.S. dollars
	(Convenience
	Translation
	Note 2)
	Year Ended	Year Ended December 31,
	December 31,
	2004	2004		2003		2002
Revenues:
Construction	$1,039	Ps.	11,588,317	Ps.	8,477,205	Ps.	7,119,975
Real estate and concessions	130		1,446,129		1,321,402		1,668,399
Other	6		63,979		104,057		226,434

Total revenues	1,175		13,098,425		9,902,664		9,014,808

Costs:
Construction	916		10,212,295		7,735,675		6,308,340
Real estate and concessions	107		1,188,820		1,090,801		1,266,185
Other	5		52,275		85,753		177,209

Total costs	1,028		11,453,390		8,912,229		7,751,734

Gross profit	147		1,645,035		990,435		1,263,074
Selling, general and administrative expenses	101		1,122,849		947,792		1,094,415

Operating income	46		522,186		42,643		168,659

Financing (income) cost, net:
Interest expense	29		319,703		553,154		645,760
Interest income	(22)		(243,794)		(144,243)		(186,915)
Exchange (gain) loss, net	(3)		(28,359)		65,937		174,657
Gain from monetary position	(5)		(59,992)		(89,763)		(141,548)

	(1)		(12,442)		385,085		491,954
Other expense, net (Note 24)	1		15,846		284,665		244,579

Income (loss) before income tax and employee statutory profit sharing	46		518,782		(627,107)		(567,874)
Income tax expense (Note 20)	47		509,957		343,681		582,726
Employee statutory profit sharing (Note 20)	2		27,854		3,305		54,224

Loss before share in net loss of affiliated companies	(3)		(19,029)		(974,093)		(1,204,824)
Share in income (loss) of affiliated companies (Note 13)	16		174,809		(173,052)		(142,172)

Consolidated net income (loss)	$13	Ps.	155,780	Ps.	(1,147,145)	Ps.	(1,346,996)

Net income (loss) of majority interest	$8	Ps.	92,716	Ps.	(1,108,354)	Ps.	(1,493,733)
Net income(loss) of minority interest	5		63,064		(38,791)		146,737

Consolidated net income (loss)	$13	Ps.	155,780	Ps.	(1,147,145)	Ps.	(1,346,996)

Earnings per share:
Income (loss) of majority interest	$0.004		0.05		(1.60)		(2.40)
Weighted average shares outstanding (000’s)	1,861,061		1,861,061		694,509		621,561

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Thousands of constant Mexican pesos as of December 31, 2004)(Note 22)

	Common Stock
		Amount
						Additional		Reserve for
						Paid-in		Repurchase of
	Shares	Value		Restatement		Capital		Shares
Balance at January 1, 2002	621,561,433	Ps.	686,928	Ps.	1,055,342	Ps.	5,131,297	Ps.	1,433,229

Restatement factor effect	—		—		(30,608)		(90,140)		—
Decrease in minority interest	—		—		—		—		—
Comprehensive loss	—		—		—		—		—

Balance at December 31, 2002	621,561,433		686,928		1,024,734		5,041,157		1,433,229

Restatement factor effect	—		—		(78,238)		(230,425)		—
Decrease in minority interest	—		—		—		—		—
Issuance of common stock	1,060,827,733		2,121,322		77,216		(101,414)		—
Comprehensive loss	—		—		—		—		—

Balance at December 31, 2003	1,682,389,166		2,808,250		1,023,712		4,709,318		1,433,229

Restatement factor effect	—		—		57,309		70,360		—
Decrease in minority interest	—		—		—		—		—
Issuance of common stock	182,664,948		365,330		16,378		(3,642)		—
Comprehensive income	—		—		—		—		—

Balance at December 31, 2004	1,865,054,114	Ps.	3,173,580	Ps.	1,097,399	Ps.	4,776,036	Ps.	1,433,229

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Thousands of constant Mexican pesos as of December 31, 2004)(Note 22)

					Minority
				Insufficiency	Interest in		Total
	Accumulated			From Restatement	Consolidated		Stockholders’
	Deficit			of Capital	Subsidiaries		Equity

Balance at January 1, 2002	Ps.	(2,097,319)	Ps.	(305,188)	Ps.	178,466	Ps.	6,082,755

Restatement factor effect		11,666		5,361		(3,133)		(106,854)
Decrease in minority interest		—		—		(148,644)		(148,644)
Comprehensive loss		(1,493,733)		(137,185)		145,030		(1,485,888)

Balance at December 31, 2002		(3,579,386)		(437,012)		171,719		4,341,369

Restatement factor effect		98,032		19,976		(7,849)		(198,504)
Decrease in minority interest		—		—		274,073		274,073
Issuance of common stock		—		—		—		2,097,124
Comprehensive loss		(1,108,354)		120,979		(1,588)		(988,963)

Balance at December 31, 2003		(4,589,708)		(296,057)		436,355		5,525,099

Restatement factor effect		(47,136)		(4,428)		6,526		82,631
Decrease in minority interest		—		—		(9,516)		(9,516)
Issuance of common stock		—		—		—		378,066
Comprehensive income		92,716		(102,706)		63,064		53,074

Balance at December 31, 2004	Ps.	(4,544,128)	Ps.	(403,191)	Ps.	496,429	Ps.	6,029,354

The accompanying notes are an integral part of these consolidated financial statements.

(Concluded)

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Thousands of constant Mexican pesos as of December 31, 2004)

	Millions of
	U.S. dollars
	(Convenience
	Translation
	Note 2)
	Year Ended
	December 31,	Year Ended December 31,
	2004	2004		2003		2002
OPERATING ACTIVITIES:
Consolidated income (loss)	$14	Ps.	155,780	Ps.	(1,147,145)	Ps.	(1,346,996)

Add (deduct) non cash items:
Depreciation and amortization	83		922,301		571,585		462,391
Deferred income tax	28		312,610		428,176		395,764
Loss (gain) on sale of property, plant and equipment and concessions	—		4,244		2,509		(207)
Asset impairment adjustment	5		54,500		(20,030)		—
Share in net (income) loss of affiliated companies, (net of dividends received in 2004 and 2003)	(14)		(159,412)		188,598		142,172
(Gain) loss on sale of investments in shares	(6)		(70,719)		101,756		130,694
(Increase) reduction in seniority premiums and severance payment liabilities	—		(742)		100,341		24,317
Gain on early extinguishments of debt	—		—		—		(258,021)
Increase (decrease) in provisions for long-term liabilities	13		142,454		32,353		(17,222)

	123		1,361,016		258,143		(467,108)

Trade receivables	(2)		(18,719)		27,553		209,067
Contract receivables	(52)		(584,563)		93,165		(498,409)
Cost and estimated earnings in excess of billings on uncompleted contracts	(41)		(454,595)		(373,682)		826,101
Contract receivables for hydroelectric plant	(248)		(2,766,721)		(903,918)		—
Advances from customers	86		957,353		(290,325)		3,209
Other receivables	(139)		(1,543,648)		154,448		810,231
Inventories	(19)		(216,491)		21,309		(12,009)
Real estate inventories	11		128,170		109,657		338,348
Trade accounts payable	48		534,124		20,715		(225,084)
Other current liabilities	29		323,913		(450,520)		(2,370,924)

Resources used in operating activities	(204)		(2,280,161)		(1,333,455)		(1,386,578)

FINANCING ACTIVITIES:
Net change in notes payable	66		738,678		(128,771)		(715,849)
Proceeds from long-term debt for the construction of a hydroelectric plant	351		3,920,756		943,375		—
Proceeds from long-term debt	5		54,437		—		1,436,901
Effects of inflation and exchange rates on long-term debt	(18)		(193,213)		(338,469)		(295,769)
Repayment of long-term debt	(181)		(2,014,362)		(633,211)		(926,140)
Issuance of common stock of majority interest	34		378,066		2,097,124		—
(Decrease) increase of contributions in minority interest	(1)		(11,551)		274,073		(310,306)
Other	10		114,412		128,044		(67,792)

Resources generated from (used in) financing activities	266		2,987,223		2,342,165		(878,955)

(Continued)

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Thousands of constant Mexican pesos as of December 31, 2004)

	Millions of
	U.S. dollars
	(Convenience
	Translation
	Note 2)
	Year Ended
	December 31,	Year Ended December 31,
	2004	2004		2003		2002
INVESTING ACTIVITIES:
Investment in property, plant and equipment	(17)		(192,000)		(116,893)		(118,471)
Investment in concessions	(2)		(25,895)		(31,933)		(28,728)
Investment in affiliated companies	(5)		(58,151)		(77,391)		(10,762)
Proceeds from sale of property, plant and equipment	4		45,058		128,756		806,402
Proceeds from sale of concessions	—		—		—		112,916
Loan due from to affiliated company	(25)		(273,640)		—		—
Proceeds from sale of investments in affiliated companies	28		309,467		192,324		629,819
Other assets	(76)		(848,544)		(494,226)		(41,018)

Resources (used in) generated from investing activities	(93)		(1,043,705)		(399,363)		1,350,158

Net (decrease) increase in cash and cash equivalents	(31)		(336,643)		609,347		(915,375)
Effects of inflation and exchange rate changes Cash	(1)		(12,051)		18,060		45,149
Cash and cash equivalents at beginning of period	349		3,888,401		3,260,994		4,131,220

Cash and cash equivalents at end of period	$317	Ps.	3,539,707	Ps.	3,888,401	Ps.	3,260,994

(Concluded)

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

1. Nature of Business

     Empresas ICA, S. A. de C.V. (“ICA” or “the Company”) is a holding company, the subsidiaries of which are engaged in a wide range of construction and related activities involving the construction of infrastructure facilities, as well as industrial, urban and housing construction, for both the Mexican public and private sectors. ICA’s subsidiaries are also involved in the construction, maintenance and operation of highways, bridges and tunnels granted by the Mexican government and foreign governments under concessions. Through its subsidiaries and affiliates, ICA also manages and operates airports and municipal services under concession arrangements. In addition, ICA’s subsidiaries are engaged in real estate and housing development.

     From 1999 to 2003, the Civil Construction Segment registered operating losses that significantly contributed to the Company’s consolidated losses. The Civil Construction segment’s losses have primarily been due to low levels of investment in public and private works in Mexico as well as the Company’s participation in projects abroad that did not perform as expected. Since 2000, the Company has implemented a number of measures that are intended to minimize these factors, which have included cutting costs and expenses, including a labor force reduction (see Notes 24 and 26) and the divestiture of assets that were not essential to the Company’s main business operations. In 2004, the Civil Construction segment reported an operating profit, reflecting increased demand for public and private civil construction work in Mexico.

     Additionally, the Company has implemented measures to reduce and refinance a significant portion of its liabilities, which enabled it to cover principal and interest payments on its indebtedness. On November 17, 2003, as part of the Company’s financial restructuring , the Company’s stockholders approved a capital increase in the amount of Ps 2,486,246 (nominal value),through a rights offering to stockholders. As of December 31, 2003, the Company raised Ps.2,120,916 (nominal value) through the capital increase. The capital increase concluded on January 9, 2004, at which time the Company raised the remaining Ps.365,330 (nominal value).

     In March 2004, the convertible subordinated debentures were paid at maturity and the long-term financing required for the El Cajón project was obtained (see Note 18).

     In 2004, the Company executed new contracts and contract changes in the amount of Ps.20,246 million pesos. From January 1, to March 18, 2005, the Company entered into contracts totaling Ps.699,451 and was awarded various projects totaling Ps.107,200,for which contracts are being executed (Note 8).

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

2. Basis of Presentation and Principles of Consolidation

     (a)     Basis of Presentation

     The consolidated financial statements of ICA and its subsidiaries are prepared in accordance with accounting principles generally accepted in Mexico (“Mexican GAAP”), which vary in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 30 for a discussion of such differences and for the reconciliation of the Company’s net income and equity between Mexican GAAP and U.S. GAAP.

     The consolidated financial statements for all periods have been presented in thousands of constant Mexican pesos, the currency of the country in which the Company is incorporated and in which it principally operates, as of December 31, 2004, as required by Bulletin B-10, “Recognition of the Effects of Inflation in Financial Information” (“Bulletin B-10”) (as amended) and B-12 “Statements of Changes in Financial Position”, issued by the Mexican Institute of Public Accountants (“IMCP”).

     Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2004 and for the year then ended have been translated into United States dollar amounts at the rate of 11.154 pesos per U.S. dollar, the noon buying rate for pesos at December 31, 2004 as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts could be converted into U.S. dollars at the above or any other rate.

     (b)     Comprehensive income (loss)

     Comprehensive income (loss) presented in the accompanying statement of changes in stockholders’ equity represents the Company’s total activity during each year, and is comprised of the net income (loss) of the year, plus other comprehensive income (loss) items of the same period which, in accordance with Mexican GAAP, are presented directly in stockholders’ equity without affecting the consolidated statements of operations. In 2004, 2003 and 2002, the other comprehensive income (loss) items consist of the insufficiency in restated stockholders’ equity and the translation effects of foreign entities which are included in “Insufficiency from Restatement of Capital”.

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

     (c)     Principles of Consolidation

     Financial statements of those companies in which ICA owns more than 50% of the capital stock with voting rights, are consolidated within the financial statements. All intercompany balances and transactions have been eliminated in consolidation. The principal consolidated subsidiaries are as follows:

	Ownership
Subsidiary	Percentage	Activity
Sub-Holding:
Constructoras ICA, S.A. de C.V.	100	Construction

Controladora de Empresas de Vivienda, S.A. de C.V.	100	Housing development

Operating:
Ingenieros Civiles Asociados, S.A. de C.V.	100	Heavy and urban construction

Constructora Internacional de Infraestructura, S. A. de C. V.	61	Construction of the El Cajón hydroelectric plant

ICA Fluor Daniel, S. de R.L. de C.V.	51	Industrial construction

Ica Panama, S.A.	100	Highway concessions

     Sale of Subsidiaries- At various dates in 2004, the Company sold its shares in the subsidiaries Almacenadora Sur, S. A. de C.V., Desarrolladora de Estacionamientos Privados, S. A. de C. V. and Simex, Integración de Sistemas, S. A. de C. V. In August 2003, the Company sold its shares in the subsidiary Solaqua, S. A. de C. V. At various dates in 2002, the Company sold its shares in the subsidiaries Terminal de Cruceros Punta Langosta, Cozumel, S. A. de C. V., Hubard y Bourlon, S. A. de C.V., Propulsora Mexicana de Parques Industriales, S. A. de C.V. and Centro Empresarial Guadalajara, S. A. de C. V. Condensed information of these companies as of December 2003 and for the years ended December 31, 2004, 2003 and 2002 is presented as follows:

	December 31,
Balance Sheet Data:	2003
Current assets	Ps.	124,061
Property, plant and equipment		279,625
Investment in concessions		128,088
Other non-current assets		173,877
Current liabilities		(287,391)
Non-current liabilities		(129,843)

Net assets	Ps.	288,417

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

	Years Ended December 31,
Income Statement Data:	2004		2003		2002
Revenues	Ps.	93,764	Ps.	220,741	Ps.	729,646
Operating income		3,713		25,653		33,447
Net (loss) income		(15,660)		(13,761)		11,791

     (d)     Foreign Currency Translation of Subsidiaries’ Financial Statements

     The financial statements of subsidiaries denominated in foreign currencies are translated into Mexican pesos by applying Bulletin B-15 “Foreign currency transactions and translation of financial statements of foreign operations” (“Bulletin B-15”), issued by the IMCP. Exchange differences generated by the translation of the financial statements of foreign subsidiaries that are not an extension of ICA’s operations are presented in stockholders’ equity under the caption “Insufficiency from restatement of capital.” The effect of translating the financial statements of such foreign subsidiaries for the year ended December 31, 2004 was Ps.95,115. The cumulative translation amount included in “Insufficiency from restatement of capital” at December 31, 2004 was Ps.242,016. For translation purposes, once the subsidiary financial statements are restated and re-expressed in currency of year end purchasing power of the country in which it operates, based on the same accounting policies as the Company, the following exchange rates are used:

•	Assets and liabilities (monetary and non monetary)- The exchange rate in effect at the balance sheet date.

•	Common stock- The exchange rate in effect at the date on which contributions were made.

•	Retained earnings- The exchange rate in effect at the end of the year such amounts were generated.

•	Revenues, costs and expenses- The ending exchange rate of the period reported

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

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

     (a)     New Accounting Standards

     In March 2003, the IMCP issued Bulletin C-15 “Accounting for Impairment and Disposal of Long-lived Assets” (“Bulletin C-15”) the adoption of which is mandatory beginning January 1, 2004. Bulletin C-15 establishes new rules for the calculation and recognition of impairment losses and their reversal. Bulletn C-15 requires that entity evaluates impairment losses whenever there are indicators of impairment of long-lived assets (whether such assets are tangible or intangible, including goodwill), if such impairment is not temporary. To calculate impairment losses, recoverable value must be determined which Bulletin C-15 defines as the greater of the net selling price of a cash-generating unit or its value in use, represented by the present value of future net cash flows, using an appropriate discount rate.

     (b)     Accounting Method for the Treatment of the Effects of Inflation

     The Company’s consolidated financial statements recognize the effects of inflation in accordance with Bulletin B-10. Bulletin B-10 requires the restatement of all comparative financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. The Company chose the alternative method provided by Bulletin B-15, which consists of determining a Restatement Factor which uses a weighted average rate based upon the National Consumer Price Index (“NCPI”) published by Banco de Mexico and the inflation and foreign exchange rates of the countries in which the Company has foreign subsidiaries. Prior year financial statements reported for comparative purposes were restated by a Restatement Factor of 1.0364 instead of restating them by a NCPI factor of 1.0519 to determine constant Mexican pesos as of December 31, 2004.

     (c)     Cash Equivalents

     Cash equivalents are stated at the lower of acquisition cost plus accrued interest and consist primarily of term deposits with original maturities of ninety days or less. Those cash equivalents whose availability is greater than one year are presented as long-term cash equivalents.

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

     (d)     Construction Inventories

     Inventories are valued at the price of the last purchase made during the period, without exceeding the realizable value.

     (e)     Real Estate Inventories

     Real estate inventories are restated for inflation using the specific cost method which uses net replacement values, similar to market values, based on appraisals made by independent appraisers. Financing costs incurred during the period of construction is capitalized and restated applying the NCPI.

     (f)     Long-lived Assets

     Long-lived assets consist of the following:

•	Property, Plant and Equipment— Expenditures for property, plant and equipment, including renewals and improvements which extend useful lives, are capitalized. Property, plant and equipment and related depreciation of foreign origin of Mexican subsidiaries are restated by means of a specific index, which uses the NCPI of the country of origin applied to the historical cost denominated in the foreign currency and are then translated into Mexican pesos at the exchange rate in effect at the date of the most recent balance sheet presented. Remaining property, plant and equipment and related depreciation is restated using the NCPI.

Depreciation is calculated using the straight-line method, over the useful life of the asset, beginning in the month in which the asset is placed in service. The useful lives of assets are as follows:

	Useful	Remaining
	lives	useful lives
Buildings	20 to 50	12 to 31
Machinery and equipment	4 to 10	1 to 3
Office furniture, equipment and vehicles	4 to 7	2 to 3

Financing costs incurred during the construction and installation of buildings and machinery and equipment are capitalized and adjusted for inflation as measured by the NCPI.

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

•	Investment in Concessions— Investments in concessions are restated for inflation using the NCPI, without exceeding their recoverable value.

Total cost of financing incurred during the construction period is capitalized and adjusted for inflation as measured by the NCPI.

Investments in concession projects are amortized over the concession period. Revenues from the operation of concession projects are recognized as concession revenues.

Concessions held for sale are adjusted to their net estimated realizable value, using the best available valuation techniques, such as the present value of expected future net cash flows , or based on formal purchase bids.

•	Investment in Affiliated Companies— Investments in companies in which ICA has significant influence, but does not have control are accounted for using the equity method, which includes cost plus the Company’s equity in undistributed earnings (loss), adjusted for the effects of inflation. The adjustment for the effects of inflation on equity is inherent in the application of the equity method as the investee’s financial statements are also prepared in accordance with Bulletin B-10.

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

(g)	Provisions

Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated.

(h)	Operating Cycle

Assets related to construction contracts which may require more than one year to be completed and will be liquidated in the normal course of contract completion are reported as current assets.

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

(i)	Accounting for Construction Contracts

Construction contracts are accounted for using the percentage of completion method of accounting and, therefore, take into account the revenues, costs, and estimated earnings to date as contract activity progresses. Revenues are recognized from contracts based on units-of-work performed and are subject to price increase clauses. Changes resulting from actual performance and estimated profitability, including those arising from premiums derived from early project completion, contract penalty provisions and final contract settlements, may result in revisions to total expected contract revenues. Such revisions are recognized and are recorded in the same period in which the revisions are determined.

The timing of revenue recognized is not necessarily related to amounts billable to customers under the terms of the various contracts. Management periodically evaluates the fairness of accounts receivable. Additional allowances for bad debt may be created in cases of an indication of collection difficulties, which are recorded in the results of the year in which the allowances are created. The estimate for such reserve is determined based on management’s best judgment in accordance with prevailing circumstances at that time.

Contract costs include all direct labor and materials, subcontractor ´s costs and other initial costs of the project and allocations of indirect costs. Management periodically evaluates the fairness of estimates used to determine percentage of completion. If, as a result of such evaluation, it becomes apparent that estimated costs on non-completed contracts exceed expected revenues, a provision for estimated losses is recorded in the period in which such losses are determined. For projects that are financed by the Company where the contract value includes both the value of the work to be performed and the financing of the project, the comprehensive financing cost incurred for project development is included in the contract costs.

(j)	Accounting for Real Estate Sales

The sale of completed developments is recognized at the date of the signing of the respective sales contract where the rights and obligations of the property are transferred to the buyer and the Company has received at least 20% of the contract price. If there is uncertainty regarding future collection, the revenue is recorded when collected.

(k)	Accounting for Low Income Housing Sales

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

Revenues derived from sales of low income housing are recognized as revenue once the house is completed and credit is approved by the financing agency or the title of the house has passed to the buyer.

(l)	Sales and Other Revenues

Revenues from sales of goods and services are recognized as the goods are delivered or the services are performed.

(m)	Post-Retirement Benefit Plans

The liability derived from seniority premiums and the pension plan is recorded as such items are incurred, and calculated by independent actuaries using the projected unit credit method at net discount rates. Consequently, the Company is recognizing a liability that, at current value, is estimated to be sufficient to cover the obligation resulting from these benefits at the estimated retirement date of its current group of employees. Severance is charged to results when paid by the Company.

(n)	Maintenance and Repair Expenses

Maintenance and repair expenses are recorded as costs and expenses in the period in which they are incurred.

(o)	Income Tax and Employee Statutory Profit Sharing

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

(p)	Asset Tax

The Company files a consolidated asset tax return utilizing consolidation rules similar to those related to

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

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

(q)	Derivative financial instruments

The Company enters into derivative financial instruments to limit its exposure to risk from fluctuations of interest rates related to variable interest rate loans and foreign currency exchange risks. Such contracts are valued using the same treatment as for the ítems being hedged, and their effect is recognized in results of the same period in which the item being hedged is recognized.

(r)	Insufficiency from Restatement of Capital

This item reflects the result of restating nonmonetary assets and liabilities as compared to the restatement of common stock, retained earnings and results of operations. It represents the difference between net nonmonetary assets restated by the specific costs method or the specific index method, and general inflation as measured by the NCPI.

(s)	Restatement of Stockholders’ Equity

Stockholders’ equity is restated for inflation using the NCPI from the respective dates such capital was contributed or earnings (loss) generated to the date of the most recent balance sheet presented.

(t)	Foreign Currency Transactions

Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. Balances of monetary assets and liabilities are adjusted monthly at the market rate. The effects of exchange rate fluctuations are recorded in the statement of operations, except for those cases in which they can be capitalized.

(u)	(Gain) Loss from Monetary Position

The (gain) loss from monetary position reflects the result of holding monetary assets and liabilities during periods of inflation. It is calculated using the NCPI for

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

each month as applied to the net monetary position at the beginning of the month. Values stated in current monetary units represent decreasing purchasing power over time. Losses are incurred by holding monetary assets, whereas gains are realized by holding monetary liabilities. The net effect is presented in the consolidated statement of operations for the year, as part of financing cost, except in those cases in which it is capitalized.

(v)	Concentration of Credit Risk

Financial instruments which potentially subject the Company to credit risk consist principally of contract receivables and costs and estimated earnings in excess of billings (collectively, Construction Instruments) and other receivables. The Company believes that concentration of credit risk with respect to Construction Instruments is mitigated by the large number of customers comprising the Company’s customer base and their geographical dispersion. Additionally, the Company believes that its potential credit risk is adequately covered by the allowance for doubtful accounts.

(w)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing income (loss) of majority interest available to common stockholders by the weighted average number of common shares outstanding during the year.

Since the convertible subordinated debentures were paid in 2004, the Company no longer has instruments which have a dilutive effect on earnings per share.

4.	Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	December 31,
	2004		2003
Cash	Ps.	1,228,519	Ps.	487,939
Cash equivalents		2,311,188		3,400,462

	Ps.	3,539,707	Ps.	3,888,401

As of December 31, 2004 and 2003, Ps.1,919,611 and Ps.1,533,942, of the Company’s cash and cash equivalents were held by the subsidiary ICA Fluor Daniel, S. de R. L. de C. V. (“ICAFD”) and Ps.110,731 and Ps.111,623 by the subsidiary Framex, ApS and its subsidiaries (Rodio Cimentaciones Especiales, S. A. and Kronsa International, S. A.), respectively.

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

In addition, as of December 31, 2004 and 2003, Ps.877,787 and Ps.153,258 in the current portion of the Company ´s cash and cash equivalents and Ps.512,031 and Ps.0 in the non-current portion of the Company ´s cash and cash equivalents , were held by Constructora Internacional de Infraestructura, S. A. de C. V. (“CIISA”) for construction of the “El Cajón” hydroelectric plant, which are managed in conformity with the construction program approved and controlled by the consortium of banks referred to in Note 18. b

5.	Contract Receivables

Contract receivables are comprised of the following:

	December 31,
	2004		2003
Billing on contracts	Ps.	2,024,082	Ps.	1,440,050
Retainage		61,400		69,806
Less: payments on contracts		(246,524)		(192,567)

		1,838,958		1,317,289
Less: allowance for doubtful accounts		(121,103)		(183,997)

	Ps.	1,717,855	Ps.	1,133,292

The allowance for doubtful accounts for the contract and trade receivables is as follows:

	December 31,
	2004		2003
Trade receivables	Ps.	50,650	Ps.	58,271
Billing on contracts		121,103		183,997

	Ps.	171,753	Ps.	242,268

     The changes in the allowance for doubtful accounts is as follows:

	December 31,
	2004		2003
Beginning balance	Ps.	242,268	Ps.	395,304
Reserve for the period		23,869		37,248
Write-off of bad debts		(85,875)		(157,811)
Inflationary effects		(8,509)		(32,473)

Ending balance	Ps.	171,753	Ps.	242,268

6.	Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts

	December 31,
	2004		2003
Cost incurred on uncompleted contracts	Ps.	11,506,624	Ps.	12,376,490
Estimated earnings		1,090,971		696,180

Recognized revenues		12,597,595		13,072,670
Less: billings to date		(11,305,534)		(12,235,204)

Cost and estimated earnings in excess of billings on uncompleted contracts	Ps.	1,292,061	Ps.	837,466

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

7.	Contract receivables for the hydroelectric plant

	December 31,
	2004		2003
Contract receivables	Ps.	2,541,187	Ps.	461,975
Financing income receivable		564,214		184,779
Cost and estimated earnings in excess of billing on uncompleted contract		565,238		257,164

	Ps.	3,670,639	Ps.	903,918

Cost and estimated earnings in excess of billings on uncompleted contract as of December 31, 2004 and 2003, is as follows:

	December 31,
	2004		2003
Cost incurred on uncompleted contract	Ps.	3,453,721	Ps.	838,239
Estimated earnings		220,450		55,413

Recognized revenues		3,674,171		893,652
Less: billings to date		(3,108,933)		(636,488)

Cost and estimated earnings in excess of billings on uncompleted contract	Ps.	565,238	Ps.	257,164

In March 2003, the Mexican Federal Electricity Commission (Comisión Federal de Electricidad) the “CFE” awarded a U.S.$748.3 million contract for the engineering, procurement and construction of the El Cajón hydroelectric plant to Constructora Internacional de Infraestructura, S. A. de C. V. (“CIISA”), a consortium, in which two of the Company’s subsidiaries, Promotora e Inversora Adisa, S. A. de C. V. (“PIADISA”) and Ingenieros Civiles Asociados, S. A. de C. V. (“ICASA”), hold a combined 61% interest, and unrelated third parties, Energomachexport Power Machines and La Peninsular Compañía Constructora, S. A. de C. V., hold the remaining 39% interest. The terms of the contract require CIISA to secure financing for its project costs. CFE will pay for the project upon completion (scheduled for 2007). The long-term contract receivable of $ 3,670,639 and $ 903,918 included in the accompanying financial statements represents the project’s percentage of completion through December 31, 2004 and 2003, respectively. The current value of the contract including modifications is US$755.8 million.

Work began on the hydroelectric plant on March 26, 2003, and the hydroelectric plant has an expected construction period of 1,620 days, which concludes on August 31, 2007. The receivable will be settled when the Company delivers the hydroelectric plant on a “turnkey” basis. CIISA will be solely responsible for obtaining and maintaining current financing based exclusively on its own resources and without assistence from the CFE. (See Note 18.b).

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

8.	Construction Backlog

A reconciliation of backlog representing executed construction contracts at December 31, 2004, 2003 and 2002 is as follows:

	Construction Segment
	Civil		Industrial		CPC - Rodio		Total
Balance at January 1, 2002	Ps.	701,394	Ps.	4,276,200	Ps.	1,276,940	Ps.	6,254,534
Less: restatement of beginning balance		24,634		150,187		44,848		219,669

Nominal balance		676,760		4,126,013		1,232,092		6,034,865
New contracts and changes 2002		1,361,803		4,969,673		951,489		7,282,965
Less: construction revenue earned 2002		1,058,021		4,304,736		1,757,218		7,119,975

Balance at December 31, 2002		980,542		4,790,950		426,363		6,197,855
Less: restatement of beginning balance		112,158		548,009		48,769		708,936

Nominal balance		868,384		4,242,941		377,594		5,488,919
New contracts and changes 2003		9,647,679		4,411,593		2,050,698		16,109,970
Less: construction revenue earned 2003		2,222,860		4,208,627		2,045,718		8,477,205

Balance at December 31, 2003		8,293,203		4,445,907		382,574		13,121,684
Less: restatement of beginning balance		291,270		156,147		13,437		460,854

Nominal balance		8,001,933		4,289,760		369,137		12,660,830
New contracts and changes 2004		2,909,714		14,579,956		2,756,600		20,246,270
Less: construction revenue earned 2004		4,552,891		4,604,515		2,430,911		11,588,317

Balance at December 31, 2004	Ps.	6,358,756	Ps.	14,265,201	Ps.	694,826	Ps.	21,318,783

From January 1, to March 18, 2005, the Company entered into contracts totaling Ps.699,451. In addition, the Company was awarded various projects totaling Ps.107,200, which are in the process of being documented.

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

9.	Other Receivables

Other receivables consist of the following:

	December 31,
	2004		2003
Notes receivable from related parties	Ps.	329,556	Ps.	27,240
Recoverable taxes		80,162		214,408
Notes receivable		132,460		6,686
Sale of investment in shares and other		134,629		—
Guarantee deposits		108,565		83,761
Others		489,098		312,590

	Ps.	1,274,470	Ps.	644,685

10.	Inventories

     Inventories consist of the following:

	December 31,
	2004		2003
Work in process	Ps.	1,704	Ps.	1,699
Materials, spare parts and others		302,703		242,294

	Ps.	304,407	Ps.	243,993

11.	Real Estate Inventories

Real estate inventories consist of the following:

	December 31,
	2004		2003
a. Current:

Land held for investment and future development	Ps.	14,288	Ps.	147,346
Land under development		889,925		935,447
Real estate held for sale		17,948		106,421

	Ps.	922,161	Ps.	1,189,214

b. Non-current:

Land held for investment and future development	Ps.	108,127	Ps.	64,811

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

12.	Investment in Concessions

Investment in concessions consists of the following:

	December 31,
	2004		2003
a. Highways, tunnel and automobile parking facility

Construction cost	Ps.	4,240,187	Ps.	4,928,443
Total financing cost		279,626		311,686
Amortization		(635,425)		(599,692)
Allowance for impairment		(1,001,665)		(1,440,050)

		2,882,723		3,200,387

b. Treatment plant

Projects completed and in operation:
Construction cost		250,854		187,938
Amortization		(37,090)		(23,247)

		213,764		164,691
Projects in process of construction		35,117		68,451

		248,881		233,142

Total	Ps.	3,131,604	Ps.	3,433,529

C.	These projects are further described below:

		Ownership
	Date of Commencement	Percentage		Balance as of December 31,
Description of Project	of Operations	2004	2003	2004		2003
Corredor Sur, in Panama	1999 and 2000	100	100	Ps.	2,222,678	Ps.	2,558,799
Acapulco Tunnel	November 1996	100	100		660,045		511,110
Parking Facilities	Various	—	100		—		130,478
Treatment plant	Various	100	100		248,881		233,142

				Ps.	3,131,604	Ps.	3,433,529

A description of the Company’s primary concessions is provided as follows:

Corredor Sur

     In August 1996, the Panamanian Ministry of Public Works (“MOP”) formally awarded, to ICA Panama, S. A. (“ICA Panama”) one of the Company’s subsidiaries, a concession for the construction, operation and maintenance of the Corredor Sur Highway, which extends for a distance of 19.5 kilometers. The term of the concession is for 30 years from the commencement of operations or the date on which the amount of the concession plus the agreed upon return on investment is fully recovered; whichever is sooner. The Company concluded the first and last stage of the highway in August 1999 and February 2000, respectively.

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

     A summary of the principal conditions of the concession and primary obligations of the concessionaire are outlined below:

-	MOP shall not offer any subsidies or additional revenues to the concessionaire during or after construction for events of force majeure.

-	The concessionaire shall build the necessary improvements and equip an airport located in Albrook, Panama for no more than U.S. $10,000,000. On December 31, 1999, the Company delivered all of the required equipment and facilities for the Albrook Airport.

-	As part of the concession cost, the concessionaire assumes liability for any payments or indemnifications that MOP has to make for the acquisition or expropriation of privately owned real estate that is necessary for the execution of the concession. The Company’s liability derived from such payments shall not exceed U.S.$17.8 million. As of December 31, 2004, the cost of indemnifications amounted to U.S.$27.7 million; therefore, in accordance with the concession agreement, the remaining U.S.$9.9 million is included as part of the concession investment and will be recovered from the Panamanian government as per agreement.

-	Under the terms of the original concession agreement the concessionaire received from MOP approximately 29.5 hectares of land and, as partial payment, the rights to fill 35 hectares of marine bed as well as the right to supply, develop and commercialize such marine beds during the concession period. The concessionaire was also granted the right to fill additional marine beds, under certain circumstances. At December 31, 2004 and 2003, the Company still has pending rights to receive 11.6 hectares of the original 35 hectares marine beds or other equivalent rights. On January 31, 2005, there was published a government decree stating specifically that the see and see bed are public property and therefore cannot be private appropriated. As a result of this decision the Company may not actually receive remaining 11.6 hectares of marine fill-in rights that remain to be conveyed to the Company under the Concession Contract. However MOP is contractually obligated to find alternative means of compensating the Company for the portion of land that was to be created through marine reclamation.

-	For the first three years of the concession’s operations, the concessionaire is authorized to adjust the toll rates after the commencement of operations and subsequently for the following three years, in accordance with the National Consumer Price Index (NCPI) or when NCPI is increased by 5% or more. In the fourth year and until the ninth year of operation, the concessionaire is authorized to increase toll rates by 25% on an annual basis. After the ninth year of the concession’s operation and within three months of the beginning of each fiscal year, the concessionaire is

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

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

-	Ten years before the concession’s maturity date, the concessionaire shall submit a bond that guarantees the return of the highway in its original condition.

-	Upon expiration of the concession, the works shall be returned to the Ministry of Public Works, free of any costs, liens and with the same level of service as when the highway was originally constructed.

Toll revenues provided by this concession guarantee certain of the Company’s indebtedness (see Note 18.a).

All the costs incurred in the construction of the Corredor Sur highway were capitalized. The value of the land granted by the Panamanian State is deducted as a recovery of the cost of the investment. The land value was determined based on appraisals performed by recognized independent appraisal firms.

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

On October 16, 2003 an arbitration panel, with headquarters in Panama City, was formally established to settle certain differences which have arisen between ICA Panama and the Ministry of Public Works in relation to construction of the Corredor Sur.

On July 14, 2004, the arbitration panel issued a ruling in effect as of August 5, 2004, which gives the Company the right to receive cash equivalents of US$25.5 million, of which US$17.1 million represents recovery of additional costs incurred by the Company and US$ 7.9 million of financial costs to the ruling date. In addition, the ruling establishes that interest will continue to accrue until the payment date at the rate of 9%.

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

     Acapulco Tunnel

     On May 20, 1994, the Government of the State of Guerrero (the “State Government”) granted, to one of the Company’s subsidiaries, a 25-year concession for the construction, operation and maintenance of a 2.947 kilometer tunnel connecting Acapulco and Las Cruces. The concession term started in June 1994.

     A summary of the principal conditions of the concession and primary obligations of the concessionaire are outlined below:

-	The concessionaire cannot assign or encumber part or all of the rights derived from the concession without the prior authorization of the State Government, except for the toll collection rights, which can become part of a trust.

-	The State Government has the right to deregulate the concession following the procedures provided by law.

-	The State Government may, at any time, terminate the concession term, so long as the concessionaire has recovered its total investment at the rate contained in the concession’s financial projections determined with the definitve amount of the investment and the financing cost. Upon expiration of the concession, the concession assets shall be returned to the State Government, free of any costs, liens, and in good conditions.

-	The concessionaire shall perform the tunnel construction, in accordance with the technical project approved by the State Government. The State Government shall verify the construction standards, terms, opening to vehicle traffic, and the preservation and reconstruction works, in accordance with the standards issued by the State Government.

-	The concessionaire is authorized to adjust the toll rates every six months, in accordance with the NCPI or when such index is increased by 5% or more.

As of December 31, 2001, the Acapulco Tunnel concession was deemed to have been impaired, and accordingly, was written down to its estimated recoverable value, by determining the present value of the future net cash flows expected to result during the remaining period of the concession. On November 25, 2002, the Congress of the State of Guerrero approved the extension of the concession term by fifteen years because the actual volume of usage was lower than the amount foreseen by the terms of the concession agreement. The term of the concession cannot be extended at the conclusion of this fifteen year term. During 2004, the Company reversed Ps.160,864 of the previously recorded impairment loss based on anticipated increases in revenues generated by this concession.

Toll revenues provided by this concession guarantee certain of the Company’s indebtedness (see Note 18.a).

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

     d. -During 2004, the Company performed impairment analyses on its investments in concessions and other long-lived assets in conformity with the new Bulletin C-15, considering its usage value or sale price in the event of a formal acquisition offer. The Company recorded a net impairment loss for accounting purposes of Ps.54,500, which is included in the consolidated statement of operations under the caption other expenses, net.

13. Investment in Affiliated Companies

a)	A summary of the investments accounted for by the equity method is as follows:

	Ownership			Investment Balance
	Percentage			As of December 31,
	2004	2003	Type of Business	2004		2003
	%	%
Aeroinvest, S. A. de C. V	40.0	40.0	Holding Company	Ps.	166,858	Ps.	159,224
Consorcio Internacional de Medio Ambiente, S.A. de C.V. and Subsidiaries	50.0	50.0	Municipal Services Concesión		309,347		306,264
Fideicomiso Empresarial Banamex Cabo del Sol	10.0	10.0	Real Estate		84,138		82,945
Consorcio Dragados-ICA-Vialpa (DRAVICA)	49.9	49.9	Construction		230,259		19,957
Fideicomiso Empresarial Bank Boston, S. A. Santa Fe	50.0	50.0	Real Estate		670		13,014
Holding Dicomex, S.A. de C V	50.0	50.0	Construction		90,951		56,298
Other					128,958		167,077

				Ps.	1,011,181	Ps.	804,779

b)	A summary of the Company’s principal investments is as follows:

     Aeroinvest, S. A. de C. V. (“Aeroinvest”) (related party) holds 14.9% of the shares of Servicios de Tecnología Aeroportuaria, S. A. de C. V. (“SETA”), a consortium that was formed by CICASA, a subsidiary of the Company and Vinci, S. A. (each with a 37.5% participation and Aeroports de Paris with a 25.5% participation) for the purpose of acquiring 15% of the voting stock of Grupo Aeroportuario del Centro Norte, S. A. de C.V., (“GACN”). GACN has been granted a fifteen-year concession to operate and manage airports in various regions of Mexico. In September 2003, CICASA sold 60% of its shares in SETA and 100% of the long-term account receivable to Aeroinvest, S.A. de C. V. (“Aeroinvest”), a related party, and contributed 40% of its SETA shares to Aeroinvest in exchange for a 40% interest in Aeroinvest. These transactions reduced the Company’s participation in SETA from 37.25% to 14.9%, and generated a loss of Ps.67,938, which was recorded within the caption other expenses in the statement of income (see Notes 24 and 25).

     Consorcio Internacional de Medio Ambiente, S. A. de C. V. (“CIMA”), is a consortium comprised by CICASA and Proactiva, S.A. CIMA’s principal activities are the operation of water supply distribution, treatment and management systems, as well as the

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

disposal of solid waste to landfill sites, through concessions granted by governmental organizations. In December 2004, CICASA executed a purchase-sale agreement for its 40% equity in CIMA for US$27.4 million, pending authorization from the Federal AntiTrust Commisions (the “COFECO”). The COFECO’s authorization was obtained on February 11, 2005.

     Fideicomiso Empresarial Banamex Cabo del Sol, is a single purpose trust established to develop a tourist complex located in Cabo del Sol, Baja California Sur, including the urbanization, development, commercialization, sale and administration of approximately 725 hectares of land. The complex includes hotels, residential houses, commercial centers, golf courses and other recreational facilities. In October 2002, PIADISA and Impulsora Rain, S. A. de C. V. (“IRSA”) sold 35% and 39% of their respective participation in the trust for U.S.$13 million, of which U.S. $5 million was due upon signing of the contract and U.S.$8 million will be payable from October, 2004 to October, 2007. The payment of U.S.$2 million of that amount is conditional upon whether the highway that crosses the tourist complex is transferred as private property. The sale of the Company’s participation generated a loss of Ps.185.1 million; in addition, an allowance for doubtful accounts for U.S.$2 million was recorded and included within other expenses in the statement of operations for the year ended December 31, 2002.

     Consorcio Dragados ICA Vialpa (DRAVICA), is a consortium comprised by ICASA and Dragados y Construcciones, S. A. (“DRACSA”)(each of which owns 49.9%) and Constructora Vialpa, S. A., (which owns 0.2%). The consortium was formed for the construction of the machine room, concrete dams, spillway, and the mounting of auxiliary electromechanical equipment of the Hydroelectric Power Station of the Caruachi Project, located in Venezuela.

     During 2004, DRAVICA executed an agreement for the administrative closing and contract settlement for the CVG Electrificación del Caroni, C.A. (“EDELCA”), whereby the final contract price payable to DRAVICA was increased by U.S.$43 million to reflect additional construction costs. DRAVICA recognized the U.S.$43 million as revenue in 2004. The Company recognized U.S.$21 million of revenue in 2004, based upon its percentage ownership of the consortium.

     The additional payment will be delivered by EDELCA to the consortium during 2005, in connection with the completion of the project and the issuance of the final work acceptance certificate.

     c) Summary combined financial information for affiliated companies for which the Company uses the equity method of accounting is shown below on a 100 percent basis:

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

Balance Sheet Data:

	Millions of U.S.
	dollars
	(Convenience
	Translation
	Note 2)
	December 31, 2004	December 31,
		2004		2003
Current assets	$149	Ps.	1,661,115	Ps.	2,450,367
Non-current assets	156		1,736,168		3,498,936
Current liabilities	71		(787,300)		(1,252,068)
Non-current liabilities	59		(655,593)		(1,768,065)
Stockholders’ equity	175		(1,954,390)		(2,929,170)

     At December 31, 2004, Ps.137,531 of the Company’s consolidated accumulated deficit includes undistributed earnings of the above equity investees. The Company’s net investment in affiliated companies at December 31, 2004 also includes Ps.(16,446) of the Company’s proportionate share of other equity accounts of such equity investees.

14. Property, Plant and Equipment

     Property, plant and equipment consist of the following:

	December 31,
	2004		2003
Land	Ps.	153,742	Ps.	294,274
Buildings		484,395		641,448
Machinery and equipment		2,014,233		2,075,998
Office furniture, equipment and vehicles		402,468		496,258
Accumulated depreciation		(1,867,377)		(1,977,364)
Allowance for impairment		—		(211,671)

		1,187,461		1,318,943
Property and equipment under capital leases.		—		27,477
Accumulated depreciation		—		(16,773)

		1,187,461		1,329,647
Construction in process		—		37,986

	Ps.	1,187,461	Ps.	1,367,633

15. Notes Payable

     Notes payable consist of:

	December 31,
	2004		2003
Notes payable to banks denominated in pesos	Ps.	721,488	Ps.	657,671
Notes payable to banks denominated in U.S. dollars		535,522		36,101
Other		27,781		87,537

	Ps.	1,284,791	Ps.	781,309

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

As of December 31, 2004, the Company had loans outstanding of Ps.679,776 related to the Company ´s contracts for construction of marine platforms. As a guarantee of these loans,the Company created an irrevocable trust fund through which payments are made to the creditor bank from funds periodically deposited by the Company in an amount based upon the Company ´s estimate of the percentage of work completed on the marine platform projects at the time of the deposit. At December 31, 2004, the trust held funds of Ps.139,267. Similarly, at that date, the Company has bridge loans secured by mortgage guarantees of Ps.281,930, which are used to build low-income housing.

     The notes payable to banks are unsecured, short-term notes having a weighted average variable interest rate of 11.2% and 5.6% in 2004 and 10.6% and 4.6% in 2003, for notes denominated in pesos and U.S. dollars, respectively.

16. Other Current Liabilities

     Other current liabilities consist of:

	December 31,
	2004		2003
Accrual for operating expenses	Ps.	722,027	Ps.	1,008,932
Services and other		661,250		774,450
Other accounts payable due to related parties		205,415		69,629
Freight carriers and subcontractors		357,196		441,176
Taxes other than income tax		178,951		157,644

	Ps.	2,124,839	Ps.	2,451,831

17. Provisions

     The composition and changes of provisions — short-term is as follows:

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

					Provision
	December				Used and		Inflationary		December
	31, 2003		Additions		Transfers		Effects		31, 2004
Short term:
Provision for:
Estimated contract losses	Ps.	46,022	Ps.	13,649	Ps.	(24,406)	Ps.	(1,616)	Ps.	33,649
Costs expected to be incurred at the end of the project		134,078		—	(57,659	)(1)		(4,709)		71,710
Claims		30,683		21,129	—			(1,078)		50,734
Contingencies and warranty reserves for construction contract		508,323		31,518	(40,472)			(17,853)		481,516

	Ps.	719,106	Ps.	66,296	Ps.	(122,537)	Ps.	(25,256)	Ps.	637,609

(1)	Includes Ps.48,611 of transfer to long-term provisions.

     As part of other long-term liabilities the following provisions are included:

	December				Provision		Inflationary		December
	31,2003		Additions		Used		Effects		31,2004
Contingencies and warranty reserves for construction contract	Ps.	84,923	Ps.	203,636	Ps.	(16,207)	Ps.	(2,983)	Ps.	269,369

18. Long-Term Debt

     a. Long-term debt consists of the following:

	December, 31
	2004		2003
Payable in U.S. dollars:

Loans maturing from October 2001 to October 2011, at an interest rate of LIBOR plus 400 and 412 basis points (6.4% to 6.53% and 5.46% to 5.58% at December 31, 2004 and 2003, respectively) payable annually, Corredor Sur’s toll revenues are pledged as a financial guarantee	Ps.	580,422	Ps.	687,305

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

	December, 31
	2004	2003
Loan maturing in September 2008 at an interest rate of LIBOR plus 360 basis points (6.38% and 4.82% at December 31, 2004 and 2003, respectively), collateralized by the shares of SISSA Coahuila, S.A. de C.V., a subsidiary of the Company and by the project revenues	106,834	139,401

U.S.$95.8 million of subordinated debentures convertible into American Depositary Shares (ADS’s) at any time prior to maturity at a conversion price of U.S.$33.15 per ADS with a maturity in March 2004; interest at 5% annually, payable semi-annually in March and September	—	1,116,372

Other	125,033	187,809

Payable in pesos:

Secured loan (collateralized by assets with a net book value of Ps.647,250 at December 31, 2004) maturing in May 2012 at a fixed interest rate of 14.5% for the first year and with annual increase of 0.90% to a maximum interest rate of 22.60%; payable annually as of March 2005 (prepaid Ps.452,184 during 2004)	367,699	849,727

Mortgage loan (net book value of Ps.21,000 at December 31, 2004) maturing in June 2006 bearing interest at rate of TIIE (Equilibrium Interbank Interest Rate) plus 250 basis points (11.47% and 8.94% at December 31, 2004 and 2003, respectively), payable monthly	292,090	330,879

Ordinary Participation Certificates (CPO’S) (equivalent to senior notes) maturing in March 2016, principal and interest payable in semi-annual installments beginning September 2001 at a rate of 9.6% plus an adjustment of the UDI (a peso currency equivalent index for Mexican inflation) balance (11.43% and 12.95% as of December 31, 2004 and 2003, respectively), the Acapulco Tunnel’s toll revenues are pledged as a financial guarantee	193,466	184,869

	December, 31
	2004	2003
Secured mortgage-backed loan at TIIE rate plus 100 basis point, (7.4% at December 31, 2003, payable quarterly and maturing in March 2005 (prepaid in 2004)	—	79,675

Unsecured UDI-denominated loan, guaranteed by shares of Túneles Concesionados de Acapulco, S. A. de C. V. (Acapulco Tunnel) and toll revenues of Túnel de Acapulco at the TIIE rate plus 350 basis points (12.45% and 9.9% at December 31, 2004 and 2003, respectively) maturing in June 2019	78,067	100,756

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

	December, 31
	2004		2003
Other		5,323		85,028

		1,748,934		3,761,821
Current portion of long-term debt		252,477		1,371,543

	Ps.	1,496,457	Ps.	2,390,278

     The scheduled maturities of long-term debt as of December 31, 2004 is as follows:

Year Ending
December 31,
2006	Ps.	493,761
2007		223,708
2008		207,848
2009		198,355
2010 and thereafter		372,785

	Ps.	1,496,457

     Long-term debt and other agreements of the Company’s subsidiaries provide for various covenants that restrict the ability of certain subsidiaries of the Company to incur additional indebtedness and capital lease obligations, issue guarantees, sell fixed and other non-current assets and make capital distributions to the Company, as well as require compliance with certain other financial maintenance tests. These financial maintenance tests include the ratio of total liabilities to equity; the ratio of current assets to current liabilities; the ratio of current assets less affiliated accounts receivable to current liabilities and the ratio of operating earnings plus depreciation to net financing expenses. For the year ended December 31, 2004, the Company was in compliance with such covenants.

     b. Long-term debt for the construction of the El Cajón hydroelectric plant.

     On March 5, 2004, CIISA obtained financing of U.S.$682.4 million for the El Cajón hydroelectric project, which is comprised of a U.S.$452.4 million syndicated loan and a U.S.$230 million fixed rate bond. The syndicated loan bears interest at a

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

rate of LIBOR plus 300 basis points (5.40% as of December 31, 2004) and matures in August 2007. As of December 31, 2004, the syndicated loan amount used was U.S.$204.6 million. The El Cajon bond bears interest at an annual 6.5% rate and matures in May 2008.

     In March 2004, CIISA entered into an interest rate a derivative contract that establishes a maximum interest rate of LIBOR rate plus 3% applicable on the syndicated loan. The agreement causes the entirety of the obtained as part of the El Cajon hydroelectric project financing U.S.$219.9 million outstanding under the loan. As of December 31, 2004, the derivative agreements fair value was U.S.$5.2 million, which represents the present estimated value of future cash flows to the CIISA form the derivative agreement.

     As of December 31, 2003, the Company had Ps.943,375 of debt outstanding related to a bridge loan of up to $90 million dollar to temporarily finance the El Cajón hydroelectric plant. The bridge loan bore interest at a monthly base rate equivalent to the prime rate of 4% plus 1.75% (5.75% as of December 31, 2003). The bridge loan was refinanced and repaid in connection with the execution of the syndicated loan in March 2004.

19. Foreign Currency Balances and Transactions

     a. The monetary position in foreign currencies of the Company’s Mexican subsidiaries are as follows:

	December 31,
	2004			2003
	Foreign			Foreign
	currency			currency
	balances	Mexican peso		balances	Mexican peso
Currency	(thousands)	equivalent		(thousands)	equivalent
U.S. dollars:
Assets	$733,527	Ps.	8,167,454	$238,747	Ps.	2,678,746
Liabilities	(717,868)		(8,011,047)	(348,860)		(3,921,179)

Position-(long)short	$15,659	Ps.	156,407	$(110,113)	Ps.	(1,242,433)

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

     b. The nonmonetary assets purchased in foreign currencies by the Company’s Mexican subsidiaries are as follows:

	December 31,
	2004			2003
	Foreign currency			Foreign currency
	balances			balances
	(thousands	Mexican peso		(thousands	Mexican peso
	of U.S. Dollars)	equivalent		Of U.S. Dollars)	equivalent
Machinery and equipment	$36,376	Ps.	405,028	$36,127	Ps.	405,342
Inventories	715		7,957	2,847		32,002

     c. Condensed amounts of foreign subsidiaries expressed in U.S. dollars are as follows:

	December 31,
	U.S. dollars	U.S. dollars
	(thousands)	(thousands)
	2004	2003
Current assets	$200,324	$138,844
Fixed assets	227,266	246,147
Total liabilities	(217,096)	(195,772)

Net assets	$210,494	$189,219

     d. Transactions in thousands of U.S. dollars are as follows:

	Year Ended December 31,
	2004	2003
Exports	$9,798	$13,182
Interest expense	20,080	12,223
Purchases	147,909	37,999

     e. Pertinent exchange rate information at the date of the financial statements is as follows:

	December 31,
	2004				2003
	Buy		Sell		Buy		Sell
U.S. dollar currency exchange
Interbank rate	Ps.	11.13	Ps.	11.16	Ps.	11.22	Ps.	11.24

     f. As of March 18, 2005, the interbank buy and sell exchange rates were Ps.11.22 and Ps.11.25, respectively.

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

20. Income Tax, Asset Tax and Employee Statutory Benefit

     a. Since 1989, ICA has incurred income tax and asset tax on a consolidated basis with its subsidiaries.

     b. Income tax is determined by considering the proportion in which ICA holds the voting stock of its subsidiaries at year end. Asset tax is determined based on the daily average equity, percentage held by ICA in its subsidiaries during the year. Up to and including 2004, for tax purposes, results of subsidiaries were consolidated at 60% of the above proportions. Beginning in 2005, tax consolidation will be based upon 100% of the above proportions.

     c. Asset tax is determined based on minority interest, plus the related consolidation tax, considering the proportion of ICA’s daily average equity in its subsidiaries over the year.

     Provisional income tax payments by the Company and its subsidiaries are made as if the Company did not file a consolidated tax return. Provisional payments of asset tax are made on a consolidated basis.

     d. Income taxes and the employee statutory profit sharing are as follows:

	Year Ended December 31,
	2004		2003		2002
Income tax expense (benefit):
Current	Ps.	93,346	Ps.	12,811	Ps.	181,029
Deferred		55,496		56,323		(557,536)
Change in statutory tax rate		84,543		—		49,417
Change in valuation allowance		276,572		274,547		909,816

	Ps.	509,957	Ps.	343,681	Ps.	582,726

Employee statutory profit-sharing
Expense (benefit):
Current	Ps.	59,695	Ps.	(3,472)	Ps.	66,287
Deferred		(31,841)		6,777		(12,063)

	Ps.	27,854	Ps.	3,305	Ps.	54,224

e. The corporate income tax rates applicable to the Company were 33%, 34% and 35% in 2004, 2003 and 2002, respectively. Beginning 2005, the corporate income tax rate applicable to the Company will be 30%, and will decrease one percentage point each year until it reaches 28% in 2007. The rate change effect was recognized in 2004. Reconciliation of the income tax rate and the effective rate as a percentage of profits before provisions for 2004, 2003 and 2002 is:

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

	Year Ended December 31,
	2004	2003	2002
Statutory rate	33.00	(34.00)	(35.00)

Foreign subsidiary (income) loss	(32.34)	4.23	11.49
Difference between (gain) loss from monetary position and inflationary adjustment	7.26	7.85	6.84
Inflationary effects	1.83	7.93	8.96

Tax loss carryforwards from prior years	—	—	(29.89)
Change in statutory tax rate	16.30	—	8.70
Other	18.94	25.01	(28.69)

	44.99	11.02	(57.59)
Change in valuation allowance	53.31	43.78	160.21

Effective rate	98.30	54.80	102.62

     f. In accordance with Mexican tax law, tax losses restated with the NCPI may be carried forward for a period of ten years, starting from the year after they were generated.

     The amount of the Company’s consolidated asset tax credits and consolidated tax loss carryforwards as of December 31, 2004, are as follows:

Asset tax		Tax loss		Year of
credits		carry forwards		Expirations
Ps.	244,198	Ps.	—	2007
	420,492		290,150	2009
	378,904		802,196	2010
	307,857		628,268	2011
	179,309		299,154	2012
	152,689		—	2013
	144,350		1,039,628	2014

Ps.	1,827,799	Ps.	3,059,396

     As mentioned in Note 2.c, during 2004 certain subsidiaries were sold, which resulted in a decrease in tax losses from prior years due to their no longer being consolidated for tax purposes.

     g. The main items comprising the asset (liability) balance of deferred income taxes at December 31, 2004 and 2003 are as follows:

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

	December 31,
	2004		2003
Liabilities:
Cost and estimated earnings (losses) in excess of billings on uncompleted contracts and other	Ps.	(1,611,634)	Ps.	(643,336)
Inventories		(260,297)		(149,543)
Real estate inventories		(126,313)		(123,502)
Property, plant and equipment		(73,385)		(92,339)

	Ps.	(2,071,629)	Ps.	(1,008,720)

Assets:
Accrued expenses and reserves		474,029		320,073
Investment in affiliated companies		—		5,747
Investment in concessions		44,536		222,987
Advances from customers		321,693		296,178

		840,258		844.985

Subtotal		(1,231,371)		(163,735)
Tax loss carryforwards in consolidated tax reporting		856,631		1,070,788
Tax loss carryforwards in nonconsolidated tax reporting		1,532,439		1,193,752
Tax on assets		1,851,140		2,027,021

Total net deferred tax asset		3,008,839		4,127,826
Valuation allowance		(2,294,182)		(3,167,519)

Net deferred tax asset		714,657		960,307
Net employee statutory profit-sharing asset		53,685		22,647

Total	Ps.	768,342	Ps.	982,954

As of December 31, 2004 and 2003 a valuation allowance of Ps.2,294,182 and Ps.3,167,519, respectively, has been recognized related to tax loss carryforwards and tax on assets, because it is estimated that the period for recovering such items might expire before being realized. In determining this valuation allowance, the Company ´s management considered the trend of historical tax results and the estimate of future income tax; however, if circumstances differ from such estimates, the valuation allowance could be modified.

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

     h. The balances of stockholder’s equity tax accounts at December 31, 2004 and 2003 are:

	December 31,
	2004		2003
Contributed capital account	Ps.	15,422,116	Ps.	12,166,167
Net consolidated tax profit account		9,092,275		8,958,374

	Ps.	24,514,391	Ps.	21,124,541

21. Commitments and Contingencies

     a. At December 31, 2004 certain subsidiary companies are party to lawsuits incidental to their business, which the Company’s management believes will be resolved in favor of the Company or with an insignificant effect on financial position, results of operations and cash flow.

     b. In January 2000, ICA presented an arbitration demand against the Institute for Urban Development of the Capital District of Bogota, Colombia (IDU for its initials in Spanish), in which ICA clamed payment of works executed, additional costs and the termination and liquidation of the public works contract for the refurbishment of the Malla Vial street network in Bogota (the “Contract”), for contract breach by the IDU and because an economic disequilibria established in the Contract had occurred. In April 2002 the Arbitration Tribunal issued the award (the “Arbitration Award”) finalizing the process and ordering compensation for the claims by the parties. This Arbitration Award resulted in a net balance of $2.2 million U.S. Dollars in favor of the IDU and set forth the criteria for the termination of the Contract.

After the issuance of the Arbitration Award, and prior to it being executed, both the IDU and ICA have made further formal reciprocal claims. The IDU brought a claim for liquidated damages for breach in the amount of approximately U.S.$4.7 million and made a claim against the bonding company for the return of the advance payment that had not yet been applied. ICA not only has challenged these new claims by the IDU, but also demanded indemnification in the amount of U.S.$8.7 million and damages caused by the inability to execute public works in Colombia, payment due for various works executed, and interest and other expenses that were not included in the arbitration totaling U.S.$9.1 million. In December 2004 an administrative tribunal decreed the inclusion of all the causes of action initiated by ICA into one case.

EMPRESAS ICA, S.A. DE C.V.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

In September 2004, the IDU sought the judicial recognition of the Arbitration Award before a Judge in Mexico City, seeking to enforce payment of the award as well as interest, costs and expenses. ICA responded to the filing by principally objecting to the recognition of the Arbitration Award on the grounds that the arbitration procedure did not follow due process. As of the date of the financial statements, ICA filed a constitutional claim (amparo) alleging lack of legal capacity by the IDU. The judicial action for the recognition of the Arbitration Award is suspended while the amparo is being resolved.

     c. Nitrógeno de Cantarell — In December 2003, Compañía de Nitrogeno de Cantarell, S.A. de C.V. (“CNC”) initiated an arbitration proceeding against the joint venture formed between ICA Fluor Daniel, S. de R.L. de C.V. and Linde AG in connection with the construction of the Cantarell nitrogen plant. CNC’s claim was made directly against the joint venture members, as well as their respective parent companies, Empresas ICA Sociedad Controladora, S.A. de C.V., Fluor Corporation and Linde L.P.M., as guarantors for the joint venture.

     To date the respondents have filed a joint response and a counterclaim against CNC. The arbitration is currently in the hearing phase. Due to the complexity of this case and the voluminous amounts of evidence and witness testimony that has been presented by the parties, the arbitrators decided to extend the arbitration proceedings. We estimate that the arbitration hearings will conclude during the fourth quarter in 2005.

     d. Performance guarantees- In the normal course of business, the Company is required to secure construction obligations, mainly related to the completion of construction contracts or the quality of its work, by granting letters of credit or bonds. At December 31, 2004, the Company had granted such letters of credit and bonds to its customers for Ps.1,651,526 and U.S.Ps.431.3 million, respectively, with a bonded amount of Ps.1,651,526 and U.S.Ps.341.4 million, respectively. In addition, in 2004, the Company entered into a letter of credit of U.S.Ps.51.5 million related to the construction and financing contract of the El Cajón hydroelectric plant. These amounts will decrease over time as the Company completes the projects and as the projects are accepted by customers.

     At December 31, 2004, certain affiliated companies which are engaged in the operation of municipal services and construction projects have outstanding, to guarantee their obligations and responsibilities under certain concession arrangements and construction contracts, guarantees in an amount of Ps.176,596 and USPs.135.3 million, of which Ps.176,596 and USPs.27.5 million,respectively involved bond.

     e. Leasing agreements- ICAFD has entered into a lease agreement for machinery and equipment, tools and service for a 10

EMPRESAS ICA, S.A. DE C.V.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

year period, which began in October 1998. The lease expense, which is calculated based on the usage of the machinery and equipment was Ps.34,100, Ps.38,654 and Ps.48,856, for 2004, 2003 and 2002, respectively. Such lease agreements do not stipulate a minimum usage requirement. In addition, beginning in 2002, ICAFD began leasing office space under a 15-year operating lease. Such lease agreement stipulates annual lease revenues of approximately U.S.$1.8 million.

22.	Stockholders’ Equity

     a. At December 31, 2004, the authorized common stock of the Company is Ps.3,265,141 with a single class of common stock without par value, comprised of the following:

	Shares	Amount
Subscribed and paid shares	1,865,054,114	Ps.	3,173,580
Shares held in treasury	82,848,239		91,561

	1,947,902,353	Ps.	3,265,141

Fixed common stock is Ps.480,713. During the extraordinary general stockholders’ meeting held on November 19, 2004, the stockholders agreed to adjust the number of shares comprising fixed common stock from 434,971,287 to 282,506,196, so that, when multiplied by the new theoretical value of shares, Ps.1.7016, the resulting amount is the authorized minimum stock. Variable common stock may not exceed ten times fixed common stock.

     b. On November 17, 2003, at an ordinary general stockholders’ meeting, the Company’s stockholders approved a Ps.2,486,246 capital increase. An aggregate of 1,243,122,866 new shares were issued, 182,664,948 of which were subscribed and paid-in in January 2004. As part of the capital increase, 71,736,606 treasury shares, which were not subscribed for or paid in, were canceled and 83,218,054 new treasury shares were issued and set aside to meet the following commitments:

(i)	52,307,511 shares set aside for the convertible subordinated debentures;

(ii)	12,364,217 shares were set aside for the performance bonus plan; and

(iii)	18,546,326 shares were set aside for the stock option plan.

EMPRESAS ICA, S.A. DE C.V.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

     Of the total resources obtained through the capital increase of Ps.2,486,246 (nominal value), the Company raised Ps.2,120,916 as of December 31, 2003. As of January 9, 2004, the Company raised the remaining Ps.365,330 (nominal value), after which the capital increase was fully subscribed and paid-in.

     Additionally, as of December 31, 2003, the Company issued an additional 369,815 treasury shares, totaling Ps. 1,387 (nominal value), which includes Ps.981 (nominal value)of additional paid-in capital.

     At the ordinary general stockholders, meeting held on April 16, 2004, the stockholders agreed to assign 52,307,511 of the shares held in the Company’s treasury to meet commitments under the Company’s employee stock option plan. Prior to this meeting, these shares were held in the Company’s treasury to meet its commitments under its convertible debentures, which matured and were redeemed in 2003. As of December 31, 2004, the stockholders agreed to increase the number of assigned shares held in treasury to meet the Company’s obligation under the employee stock option plan to 57,886,395.

     c. At the ordinary general stockholders’ meeting held on April 16 and 29, 2004 and 2003, the stockholders’ approved the results of operations for the years ended December 31, 2003 and 2002. At the ordinary stockholder’s Meeting held on April 19, 2002, the stockholder’s approved the results of operations for the year ended December 31, 2001 .

     d. At the ordinary general stockholders’ meeting of March 31, 2000, the stockholders agreed to establish an employee stock option plan. 15,420,000 shares acquired under the Company’s stock repurchase plan were cancelled by reducing authorized variable capital by a nominal amount of Ps.17,041. Also, the shareholders agreed to cancel 128,043,079 shares issued in March 1992 by reducing variable capital by a nominal amount of Ps.141,508 and by declaring a variable capital increase of 5 percent of the total outstanding shares (30,910,543 shares representing an amount of Ps.37,218). This was done with the purpose of having a sufficient number of shares for the following two years, both for the purchase of shares under the new option plan and for the performance bonus plan approved in 1992, designed exclusively for ICA’s management. Both plans were approved under the Mexican Securities Market Law.

     Based on the announcement made in the Diario Oficial de la Federación (Official Gazette) on April 7, 2000, shares were offered to stockholders pursuant to the exercise of their pre-emptive rights for a term of 15 days, ending April 22, 2000, at a quoted market price of Ps.3.75 per share (price as of March 31, 2000).

EMPRESAS ICA, S.A. DE C.V.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

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

     At the ordinary general stockholders’ meeting held on April 16, 2004, the stockholders approved a resolution amending the Company’s employee stock option plan. The resolution terminated the issuance of future options under the plan and amended past grants to lower the excercise price on all grants to Ps. 3.75 per share. Consequently, 24,961,848 shares held the Company’s treasury was designated for subscription under the employee stock option plan. There were no grants or forfeitures of stock options during 2004. As of December 31, 2004, the Company maintained 24,961,848 shares in its treasury for its employee stock options.

     During 2003 and 2002, under this plan, options were granted to ICA’s employees to buy 7,663,088, and 8,087,866 shares, respectively, at a price of Ps.3.75 and Ps.3.88 (This figure was modified based on the plan amendment discussed above and with the approval of the CNBV). As of December 31, 2003 and 2002, 9,385,686 and 9,166,194 options were forfeited, respectively. The number of outstanding option at December 31, 2004, 2003 and 2002 was 24,961,848, 24,961,848 and 17,518,252, respectively.

     e. Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. In 2004, the ISR rate was 33%, it will decrease to 30% in 2005, and subsequently one percentage point each year, until reaching 28% in 2007. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

     f. At December 31, 2004 and 2003, stockholders’ majority equity at historical and restated values were as follows:

EMPRESAS ICA, S.A. DE C.V.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

	2004
	Historical		Restatement		Total
Common stock	Ps.	3,173,580	Ps.	1,097,399	Ps.	4,270,979
Additional paid-in capital		1,484,582		3,291,454		4,776,036
Reserve for repurchase of shares		1,433,229				1,433,229
Accumulated deficit		(5,713,179)		1,169,051		(4,544,128)
Insufficiency from restatement of
capital				(403,191)		(403,191)

	Ps.	378,212	Ps.	5,154,713	Ps.	5,532,925

	2003
	Historical		Restatement		Total
Common stock	Ps.	2,808,250	Ps.	1,023,712	Ps.	3,831,962
Additional paid-in capital		1,488,123		3,221,195		4,709,318
Reserve for repurchase of shares		1,433,229				1,433,229
Accumulated deficit		(5,805,896)		1,216,188		(4,589,708)
Insufficiency from restatement of capital				(296,057)		(296,057)

	Ps.	(76,294)	Ps.	5,165,038	Ps.	5,088,744

23.	Minority Interest in Consolidated Subsidiaries

Minority interest consists of the following:

	December 31,
	2004		2003
Common stock	Ps.	752,475	Ps.	753,209
Accumulated deficit		(216,998)		(291,690)
Insufficiency from restatement of capital		(39,048)		(25,164)

	Ps.	496,429	Ps.	436,355

EMPRESAS ICA, S.A. DE C.V.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

24.	Other Expense, Net

Other expense (income) net, consists of the following:

	Year Ended December 31,
	2004		2003		2002
Severance costs (1)	Ps.	31,905	Ps.	49,424	Ps.	128,576
Provision for pension plan settlement (see Note 26)		—		126,346		—
(Gain) loss on sale of investments in shares		(70,117)		94,068		209,894
Loss on sale of property, plant and equipment		4,244		32,154		75,654
Gain from early extinguishments of debt		—		—		(258,021)
Write-off of recoverable value added tax derived from the highway concession restructuring by the Federal Government		—		—		85,512
Allowance for impairment, net (Note 12)		54,500		(20,030)		—
Other		(4,686)		2,703		2,964

	Ps.	15,846	Ps.	284,665	Ps.	244,579

(1)	Severance costs are a result of the Company’s reduction in the number of its employees.

25.	Related Party Transactions

     a) Transactions with related parties, carried out in the ordinary course of business, were as follows:

	Year Ended December 31,
	2004		2003		2002
Construction revenues (1)	Ps.	—	Ps.	13,250	Ps.	27,594
Services rendered (2)		66,184		38,884		27,081
Royalties (3)		57,730		60,292		56,552
General and administrative expenses (6)		153,789		92,428		55,072
Interest income (4)		12,391		10,995		16,849
Equipment leasing (5)		34,100		38,654		48,856
Sale of investments in shares and receivables (7)		—		274,200		—

(1)	Revenues from providing construction services to Holding Dicomex, S. A, de C. V. an affiliate of the Company, engaged in the construction of the Arcos Bosques Building in Mexico.

EMPRESAS ICA, S.A. DE C.V.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

(2)	Primarily relates to administrative services provided to CIMA, an affiliate of the Company, for Ps.27,076, Ps.21,007 and Ps.26,755 for the years ended December 31, 2004, 2003 and 2002, respectively. For the year ended December 31 2004, this amount also includes Ps.22,907 of technical services provided to Fluor Co.

(3)	Royalties paid for using the trademark Fluor Daniel Mexico, S. A., an affiliate of Fluor Corporation.

(4)	For the year ended December 31 2004, includes Ps.12,287 of interest income related to loans granted to Fluor Corporation. For the years ended December 31, 2003 and 2002 primarily relates to interest income, earned on loans due from SETA, an affiliate of the Company, for Ps.5,780, and Ps.16,849.

(5)	Leasing costs for machinery leased from Ameco Services, S. de R. L. de C. V., an affiliate of Fluor Corporation.

(6)	Primarily relates to administrative services from related parties of Fluor Corporation.

(7)	Relates to the sale to Aeroinvest, S. A. de C. V. of accounts receivable and investment in shares of SETA (see Notes 13 and 24), generating a loss of Ps.67,938. The US$24.1 million sales price was based on an independent appraisal.

26.	Post Retirement Benefits

     Costs for seniority premiums and the pension plan were Ps.1,322, Ps.29,546 and Ps.38,508 for the years ended December 31, 2004, 2003 and 2002, respectively. Similarly, the net projected liability at December 31, 2004 and 2003 is Ps.4,993 and Ps.74,837, respectively, recorded in provisions – long-term in the accompanying balance sheet. The resources allocated to cover retirement benefits at December 31, 2004 and 2003 are Ps.5,047 and Ps.11,216, respectively. Other disclosures required by Bulletin D-3 are not material.

     The pension plan established by the Company for its officers is comprised of a defined benefit at retirement equal to the compensation established by the Federal Labor Law, plus a defined contribution made by the Company based on each officer’s seniority. As part of the measures implemented by the Company to create a new organizational structure , a curtailment of the plan was approved by the Company in an effort to reduce officers’ overall compensation; accordingly, the number of officers participating in the pension plan was significantly reduced. During the last quarter of 2003, a provision of Ps.126,346 was recorded to other expense to cover payments to officers who no longer participate in the pension plan. The liability is recorded to other current liabilities in the balance sheet.

EMPRESAS ICA, S.A. DE C.V.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

27.	Business Segment Data

     For management purposes, the Company is organized into six major operating divisions, which are: civil construction, industrial construction, CPC-Rodio, real estate and housing development, infrastructure operations and corporate and other. The divisions are the basis on which the Company reports its primary segment information. Operating segment information is presented based on the management approach required by Bulletin B-5 “Financial Information by Segment Data” issued by the IMCP effective in April 2003. The principal products for each of the operating segments are summarized below:

Operating Segment	Principal Products
Construction:
Civil construction.	Heavy construction projects such as highways, bridges, tunnels and dams, urban and housing construction, including transportation construction such as subway systems, shopping centers and automobile parking facilities

Industrial construction.	Industrial construction such as energy generating and petrochemical plants

CPC–Rodio –KRONSA	Hydraulic projects construction, building, transportation and environmental infrastructure and geotecnia

Real estate and housing development	Development, trading, ownership, sale, assistance, operation and administration of real estate

Infrastructure operations.	Operation and maintenance of concessioned highways, bridges and tunnels, water supply systems, waste treatment and automobile parking facilities

Corporate and other	Operation of grain storage and distribution and corporate services

EMPRESAS ICA, S.A. DE C.V.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

     A summary of certain segment information is as follows:

	Construction
									Real Estate (RE)
							TotaL		and Housing		Infrastructure		Corporate					Intersegment	Total
	Civil		Industrial		CPC – Rodio		Construction		Development		Operations (IO)		and Other		Total Segments			Eliminations	Consolidated
2004:
External revenues.	Ps.	4,552,891	Ps.	4,604,515	Ps.	2,430,911	Ps.	11,588,317	Ps.	1,048,394	Ps.	397,735	Ps.	71,335	Ps.	13,105,781	Ps.	(7,356)	Ps.	13,098,425
Intersegment revenues		2,310,133		641,811		12,720		2,964,664		490,716		82,693		228,601		3,766,674		7,356		3,774,030
Operating (loss) income		277,465		39,854		88,469		405,788		54,755		50,183		9,089		519,815		2,371		522,186
Financing cost		42,443		(53,080)		19,863		9,226		(6,199)		(42,025)		26,556		(12,442)		—		(12,442)
Income tax		99,235		28,318		26,903		154,456		(16,414)		21,378		350,537		509,957		—		509,957
Employee statutory profit sharing		27,645		120		—		27,765		—		89		—		27,854		—		27,854
Share in operations of affiliated companies		142,763		—		(19,544)		123,219		(4,893)		27,436		29,047		174,809		—		174,809
Segment assets		8,037,718		4,728,573		2,087,677		14,853,968		2,375,185		4,965,827		8,113,291		30,308,271		(9,566,847)		20,741,424
Investments in affiliated companies		268,283		—		35,611		303,894		95,000		528,828		6,782,398		7,710,120		(6,698,939)		1,011,181
Segment liabilities (1)		1,901,904		2,863,397		1,398,503		6,163,804		399,063		267,816		2,235,668		9,066,351		(2,526,537)		6,539,814
Capital expenditures (2).		745,446		165,713		120,070		1,031,229		6,999		27,086		1,125		1,066,439		—		1,066,439
Depreciation and Amortization		638,219		41,620		68,523		748,362		13,149		140,944		19,846		922,301		—		922,301

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

	Construction
									Real Estate (RE)
							Total		and Housing		Infrastructure		Corporate				Intersegment		Total
	Civil		Industrial		CPC – Rodio		Construction		Development		Operations (IO)		and Other		Total Segments		Eliminations		Consolidated
2003:

External revenues	Ps.	2,222,860	Ps.	4,208,627	Ps.	2,045,718	Ps.	8,477,205	Ps.	811,910	Ps.	509,492	Ps.	104,057	Ps.	9,902,664	Ps.	—	Ps.	9,902,664
Intersegment revenues		96,836		—		—		96,836		—		7,139		166,834		270,809		(270,809)		—
Operating (loss) income		(1,485)		(101,807)		81,165		(22,127)		(1,480)		50,717		15,533		42,643		—		42,643
Financing cost		57,135		(63,525)		14,536		8,146		13,730		85,908		277,301		385,085		—		385,085
Income tax		799		6,228		25,849		32,876		265		30,223		280,317		343,681		—		343,681
Employee statutory profit sharing		419		1,884		—		2,303		—		818		184		3,305		—		3,305
Share in operations of affiliated companies		(65,405)		—		(6,832)		(72,237)		(517)		(89,110)		(11,188)		(173,052)		—		(173,052)
Segment assets		3,182,965		3,180,831		1,655,276		8,019,072		2,085,731		5,142,218		3,341,111		18,588,132		(2,086,539)		16,501,593
Investments in affiliated companies		46,150		—		40,582		86,732		101,168		524,639		92,240		804,779		—		804,779
Segment liabilities (1)		1,471,525		2,099,530		917,104		4,488,159		400,157		314,065		2,479,339		7,681,720		(2,364,317)		5,317,403
Capital expenditures (2)		471,274		59,659		24,988		555,921		19,936		33,584		33,611		643,052		—		643,052
Depreciation and Amortization		266,905		15,886		41,028		323,819		1,393		187,888		58,485		571,585		—		571,585

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

	Construction
									Real Estate (RE)
							Total		and Housing		Infrastructure		Corporate				Intersegment		Total
	Civil		Industrial		CPC – Rodio		Construction		Development		Operations (IO)		and Other		Total Segments		Eliminations		Consolidated
2002:

External revenues.	Ps.	1,058,020	Ps.	4,304,735	Ps.	1,757,218	Ps.	7,119,974	Ps.	1,039,992	Ps.	628,407	Ps.	226,434	Ps.	9,014,808	Ps.	—	Ps.	9,014,808
Intersegment revenues		15,481		—		—		15,481		4,871		—		318,914		339,266		(339,266)		—
Operating (loss) income		(340,150)		419,868		(16,090)		63,628		(21,472)		129,442		(2,939)		168,659		—		168,659
Financing cost		72,810		(99,211)		9,939		(16,462)		(18,360)		151,449		375,327		491,954		—		491,954
Income tax		17,915		190,421		30,661		238,997		78,851		16,612		248,266		582,726		—		582,726
Employee statutory profit sharing		—		52,153		—		52,153		—		1,731		340		54,224		—		54,224
Share in operations of affiliated companies		(92,204)		—		(35,290)		(127,494)		(28,420)		5,959		7,783		(142,172)		—		(142,172)
Segment assets		2,294,953		2,924,818		1,536,489		6,756,260		2,254,809		5,942,790		3,137,194		18,091,053		(2,099,749)		15,991,304
Investments in affiliated companies		136,791		—		19,457		156,248		203,851		564,555		106,599		1,031,253		—		1,031,253
Segment liabilities (1)		1,266,223		2,294,020		955,934		4,516,177		270,337		548,560		2,380,241		7,715,315		(2,164,008)		5,551,307
Capital expenditures (2)		15,148		5,034		103,040		123,222		166		40,800		24,029		188,217		—		188,217
Depreciation and Amortization		82,225		19,716		90,379		192,320		21,711		158,645		89,715		462,391		—		462,391

(1)	Segment liabilities include only the operating liabilities attributable to each segment.

(2)	Capital expenditures include purchases of property, plant and equipment, investments in concessions and other assets.

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

     The Company’s principal consolidated net revenues are from construction contracts with various Mexican public- and private- sector entities, as well as foreign public- and private- sector entities, summarized as follows:

	Year Ended December 31,
	2004		2003		2002
National:
a. Public sector
Petróleos Mexicanos	Ps.	2,328,337	Ps.	2,465,952	Ps.	664,454
Comisión Federal de Electricidad		3,064,617		921,609		—
Secretaría de Comunicaciones y Transportes		112,466		501,194		6,173
Instituto Mexicano del Seguro Social		—		—		3,987
Mexican State Governments		107,763		91,378		58,252
Departamento del Distrito Federal		260,041		137,485		25,358
Aeropuertos y Servicios Auxiliares		176,037		—		—

b. Private sector
Sempra Energy		—		222,621		989,486
Terminal de Ling-Shell		318,959		—		—
Tanque Terminal Ling		214,023		—		—
Thomson Consumer Electronics		—		—		83,790
Apasco Rados		—		—		449,160
Transalta Campeche		473,609		1,079,198		1,346,895
Iberdrola, S. A.		1,107,855		—		—
ICA Reichmann (Torre Chapultepec)		—		—		47,146
Basf Mexicana, S.A. de C.V.		5,315		129,418		125,856

	Year Ended December 31,
	2004		2003		2002
Foreign:
Public and private sector
Spain	Ps.	2,430,313	Ps.	1,998,715	Ps.	1,644,348
Puerto Rico		1,800		84,789		213,149
Colombia		27,282		23,045		34,530
Venezuela		—		—		13,347
Guatemala		—		5,637		51,498
Argentina		598		47,004		112,869
Dominican Republic		—		211,792		500,377

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

     The six Company’s segments operate in four principal geographical areas in the world: Mexico, its home country, Spain, United States and Latin America. The Company’s operations by geographic area were as follows:

			Foreign
					United		Latin		Sub-		Intersegment
	Mexico		Spain		States		America		total		Eliminations		Total
2004:
Revenues:
Construction	Ps.	9,128,324	Ps.	2,430,313	Ps.	4,410	Ps.	25,270	Ps.	11,588,317	Ps.	—	Ps.	11,588,317
Housing development		901,710		—		—		—		901,710		—		901,710
RE and IO		311,363		—		—		233,056		544,419		(4,436)		539,983
Other		71,335		—		—		—		71,335		(2,920)		68,415

Total revenues		10,412,732		2,430,313		4,410		258,326		13,105,781		(7,356)		13,098,425
Capital expenditures		946,142		119,928		234		135		1,066,439		—		1,066,439
Fixed assets		721,768		460,125		—		5,568		1,187,461		—		1,187,461
Total assets		23,234,008		1,990,588		2,069,695		2,923,085		30,217,376		(9,475,952)		20,741,424

2003:
Revenues:
Construction	Ps.	6,208,484	Ps.	1,998,715	Ps.	84,789	Ps.	282,054	Ps.	8,574,042	Ps.	(96,837)	Ps.	8,477,205
Housing development		650,214		—		—		—		650,214		—		650,214
RE and IO		406,340		—		—		271,987		678,327		(7,139)		671,188
Other		270,891		—		—		—		270,891		(166,834)		104,057

Total revenues		7,535,929		1,998,715		84,789		554,040		10,173,473		(270,809)		9,902,664
Capital expenditures		615,236		23,027		610		4,179		643,052		—		643,052
Fixed assets		950,649		394,262		—		22,722		1,367,633		—		1,367,633
Total assets		13,665,320		1,607,888		47,169		3,267,755		18,588,132		(2,086,539)		16,501,593

2002:
Revenues:
Construction	Ps.	4,848,380	Ps.	1,644,348	Ps.	13,427	Ps.	629,301	Ps.	7,135,456	Ps.	(15,481)	Ps.	7,119,975
Housing development		553,404		—		—		—		553,404		—		553,404
RE and IO		781,233		—		—		338,632		1,119,865		(4,870)		1,114,995
Other		545,348		—		—		—		545,348		(318,914)		226,434

Total revenues		6,728,365		1,644,348		13,427		967,933		9,354,073		(339,265)		9,014,808
Capital expenditures		69,993		103,040		2,562		12,622		188,217		—		188,217
Fixed assets		1,067,298		351,082		6,469		69,158		1,494,007		—		1,494,007
Total assets		12,564,502		1,451,591		68,040		4,006,922		18,091,055		(2,099,751)		15,991,304

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

28.	Financial Instruments

     As of December 31, 2004 the Company has an interest rate hedge contract for the syndicated loan referred to in Note 18. b. As of December 31, 2003 and 2002 the Company did not enter into any derivative contracts.

29.	Subsequent Events

a)	As discussed in Note 13, on February 11, 2005, COFECO declared its acceptance of the CIMA stock sale. Consequently, the sale of the shares of CIMA was deemed to have taken place on that date, generating a profit of Ps.60,598.

b)	During the period from January 1 to March 18, 2005, the Company received $16.5 dollar million from its investment in DRAVICA as discussed by Note 13.

c)	During the period from January 1 to March 18, 2005, the Company repaid Ps.683,379 of loans from financial institutions.

d)	At the extraordinary stockholder’s meeting held on April 21, 2005, the stockholders approved a change in the name of the Company to Empresas ICA, S.A. de C.V.

30.	Differences Between Accounting Principles Generally Accepted in Mexico and the United States of America

     The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The following reconciliations to U.S. GAAP do not include the reversal of the adjustments required under Bulletin B-10, except as discussed in Note 30(d). The application of Bulletin B-10, represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting. Bulletin B-10 also requires the restatement of all financial statements to pesos as of the date of the most recent balance sheet presented.

     As permitted under Bulletin A-8, “Supplemental Application of International Accounting Standards, the Company has applied certain aspects of U.S. GAAP in the preparation of its Mexican GAAP financial statements where specific accounting guidance under under Mexican GAAP does not exist.

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

     Accordingly, for each of the years ended December 31, 2004, 2003 and 2002, the resulting material differences in net income (loss) between Mexican GAAP and U.S. GAAP relate to the effects of Bulletin B-15, the capitalization of financing costs, the reversal of impairment charges, accounting for deferred employee statutory profit-sharing expense, accounting for inflation adjustments on foreign source fixed assets and the related deferred income tax effects of such adjustments. In 2004, a difference also arose related to the accounting treatment of derivative financial instruments entered into during 2004.

     The principal differences, other than inflation accounting, between Mexican GAAP and U.S. GAAP and their effects on net income (loss) and total stockholders’ equity are presented below with an explanation of such adjustments:

	Millions of
	U.S. Dollars
	(Convenience
	Translation)
	Year Ended
	December 31,	Years Ended December 31,
Reconciliation of net income of majority interest	2004	2004		2003		2002
Net income (loss) reported under Mexican GAAP	$8	Ps.	92,716	Ps.	(1,108,354)	Ps.	(1,493,733)
U.S. GAAP adjustments for:
B-15 effect	—		—		(16,576)		46,958
Deferred income taxes	—		(3,672)		39,832		43,777
Deferred employee statutory profit-sharing	—		—		—		(52,838)
Capitalization of financing costs	6		64,771		35,319		16,920
Restatement of foreign sourced fixed assets.	(1)		(14,279)		(29,590)		(6,669)
Exchange loss from Argentine subsidiary	—		—		—		27,184
Compensation cost on stock option plan	—		(2,257)		—		—
Impairment reversal	(14)		(158,183)		(20,329)		—
Fair value of interest rate cap	5		57,900		—		—
Minority interest applicable to above adjustments	—		(165)		(3,608)		772

Net income (loss) under U.S. GAAP	$4	Ps.	36,831	Ps.	(1,103,306)	Ps.	(1,417,629)

	Millions of
	U.S. Dollars
	(Convenience
	Translation)
	December 31,	As of December 31,
Reconciliation of stockholders’ equity	2004	2004		2003		2002
Total stockholders’ equity reported under Mexican GAAP	$541	Ps.	6,029,354	Ps.	5,525,099	Ps.	4,341,370
B-15 effect	—		—		82,631		(136,480)
Less minority interest in consolidated subsidiaries included as stockholders’ equity under Mexican GAAP	(45)		(496,429)		(442,881)		(166,320)

	496		5,532,925		5,164,850		4,038,570

U.S. GAAP adjustments for:
Effect on retained earnings from:
Deferred income taxes	(179)		(1,999,034)		(1,995,362)		(2,035,194)
Deferred employee statutory profit-sharing	(19)		(216,553)		(216,553)		(216,553)
Restatement of foreign sourced fixed assets.	(18)		(205,682)		(191,403)		(161,813)
Capitalization of financing costs	(5)		(51,287)		(116,058)		(151,377)
Gain on sale of foreign subsidiaries	22		242,692		242,692		242,692
Fair value of interest rate cap	5		57,900		—		—
Impairment reversal	(16)		(178,512)		(20,329)		—
Effect on insufficiency from restatement of capital related to:
Deferred income taxes	139		1,550,808		1,540,534		1,542,630
Deferred employee statutory profit-sharing	7		76,040		76,040		76,040
Restatement of foreign sourced fixed assets	18		203,999		203,999		203,999
Gain on sale of foreign subsidiaries	(22)		(242,692)		(242,692)		(242,692)
Cumulative effect for D-4 adoption	44		486,360		486,360		486,360
Minority interest applicable to above adjustments	17		186,523		186,686		190,228

Stockholders’ equity under U.S. GAAP	$489	Ps.	5,443,487	Ps.	5,118,764	Ps.	3,972,890

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

     A summary of changes in stockholders’ equity after giving effect to the U.S. GAAP adjustments described above is as follows:

			Additional		Reserve for				Accumulated		Total
			Paid-in		Repurchase of				Comprehensive		Stockholders'
	Common Stock		Capital		Shares		Accumulated Deficit		Income		Equity
Balance at January 1, 2002	Ps.	1,657,853	Ps.	4,882,680	Ps.	2,129,509	Ps.	(3,955,879)	Ps.	843,230	Ps.	5,557,393
Loss due to holding nonmonetary assets.		—		—		—		—		(136,619)		(136,619)
Net loss		—		—		—		(1,417,629)		—		(1,417,629)
Effect on insufficiency from restatement of capital related to:

Restatement of foreign sourced fixed assets		—		—		—		—		(30,255)		(30,255)

Balance at December 31, 2002		1,657,853		4,882,680		2,129,509		(5,373,508)		676,356		3,972,890

Issuance of common stock		2,231,419		(102,931)		—		—		—		2,128,488

Gain due to holding nonmonetary assets.		—		—		—		—		120,692		120,692

Net loss		—		—		—		(1,103,306)		—		(1,103,306)

Balance at December 31, 2003		3,889,272		4,779,749		2,129,509		(6,476,814)		797,048		5,118,764
Issuance of common stock		381,708		(3,642)		—		—		—		378,066
Loss due to holding nonmonetary assets		—		—		—		—		(92,431)		(92,431)
Net Income		—		—		—		36,831		—		36,831
Effect on insufficiency from restatement of capital related to:
Compensation cost in stock option plan		—		2,257		—		—		—		2,257

Balance at December 31, 2004	Ps.	4,270,980	Ps.	4,778,364	Ps.	2,129,509	Ps.	(6,439,983)	Ps.	704,617	Ps.	5,443,487

(a) Deferred Income Taxes and Employee Statutory Profit-Sharing-

Effective January 1, 1999, the Company adopted Bulletin D-4,”Income Tax, Asset Tax and Employee Statutory Profit-Sharing”, which requires a methodology similar to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS No. 109), which is applied by the Company for purposes of the U.S. GAAP reconciliation.

Accordingly, the Company calculates a deferred employee statutory profit-sharing liability for purposes of both U.S.and Mexican GAAP based on temporary differences between the financial reporting basis and the employee statutory profit-sharing basis of assets and liabilities for those subsidiaries of the Company which have employees in Mexico. Accordingly, no adjustment is required related to deferred employee statutory profit-sharing.

However, under U.S. GAAP, employee statutory profit-sharing expense or benefit is accounted for as a component of operating expenses. Such amount is reported for Mexican GAAP below the provision for income taxes. Accordingly, this difference, which does not affect the determination of the net income (loss), would (decrease) increase operating income (loss) by Ps.27,854, Ps.3,305 and Ps.54,224 for the years ended December 31, 2004, 2003 and 2002.

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

A reconciliation of the net deferred income tax asset from Mexican GAAP to U.S. GAAP and the composition of the net deferred income tax asset under U.S. GAAP at December 31, 2004 and 2003 are as follows:

	December 31,
	2004		2003
Reconciliation of net deferred income tax asset:
Deferred income taxes under Mexican GAAP (see note 20.g)	Ps.	714,657	Ps.	960,307
Effect of Bulletin B-15		—		14,361

		714,657		974,668
Restatement of foreign sourced fixed assets		(4,285)		3,661
Fair value interest rate cap		(16,702)		—
Impairment reversal		44,291		—
Foreign subsidiaries tax loss carryforwards		1,041,992		731,769
Valuation allowances		(1,041,992)		(731,769)

Net deferred income tax asset under U.S. GAAP	Ps.	737,961	Ps.	978,329

Composition of net deferred income tax asset:
Current:
Liabilities	Ps.	(1,756,521)	Ps.	(817,943)
Assets		661,285		579,719

Net current deferred income tax (liability) asset		(1,094,966)		(238,224)

Non-current:
Liabilities		(75,161)		263,480
Assets		5,244,262		4,899,734

Net non-current deferred tax asset before valuation allowance		5,169,101		5,163,214
Valuation allowance		(3,336,174)		(3,946,661)

Net non-current deferred tax asset		1,832,927		1,216,553

Net deferred income tax asset under U.S. GAAP	Ps.	737,961	Ps.	978,329

The composition of deferred employee statutory profit-sharing at December 31, 2004 and 2003 are summarized as follows:

	December 31,
	2004		2003
Cost and estimated earnings (losses) in excess of billings on uncompleted contracts	Ps.	(212,529)	Ps.	(113,823)
Inventories		(5,127)		(74,417)
Accrued expenses and reserves		108,835		166,525
Advances from customers		178,692		84,696
Property, plant and equipment		(4,973)		(40,370)
Other		(11,213)		374

Net deferred employee statutory profit-sharing asset	Ps.	53,685	Ps.	22,985

(b) Minority Interest

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders’ equity in the consolidated balance sheet. For U.S. GAAP purposes, minority interest is presented separately between total liabilities and stockholders’ equity. Accordingly, the effects of minority interest on stockholders’ equity have been removed in the reconciliation of stockholders’ equity above.

(c) Capitalization of Financing Costs

Financing and other costs are subject to capitalization under Mexican GAAP, including foreign exchange gains and losses, interest income and expense, and gains and losses

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

interest income and expense, and gains and losses from monetary position. According to U.S. GAAP, only interest expense related to interest bearing obligations with explicit interest rates, imputed interest on certain types of payables, and interest expense related to a capital lease are eligible for capitalization on qualifying assets. Therefore, foreign exchange gains and losses, interest income and monetary position gains and losses on debt are not eligible for capitalization. Consequently, in 2004, 2003 and 2002, such non-eligible amounts for U.S. GAAP that were capitalized under Mexican GAAP have been reversed in the U.S. GAAP reconciliation and treated as income or expense as appropriate. Additionally, the related effects of depreciation on the amounts capitalized have been reversed. Total interest capitalized for U.S. GAAP purposes was Ps.39,376, Ps.32,820 and Ps.25,134 for the years ended December 31, 2004, 2003 and 2002, respectively.

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

The alternate methodology is not consistent with Regulation S-X Rule 3-20(d) of the Securities and Exchange Commission. Accordingly, the effects of applying the alternate methodology to foreign sourced fixed assets have been adjusted in the reconciliation of net income (loss) and stockholders’ equity to U.S. GAAP above, the resulting effect being that such foreign sourced fixed assets are restated using the NCPI applied to original cost (the balance of the related assets at December 31, 1997 or historical cost if acquired subsequent to 1997), in pesos.

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

(e) Bulletin B-15 Inflation Effects

Effective January 1, 1998, the Company adopted Bulletin B-15. Adoption of the new standard changed the factor used to restate prior period consolidated financial statements presented for comparative purposes for the effects of inflation from a rate based solely on the NCPI to a weighted-average rate that incorporates the effects of inflation in Mexico using the NCPI for the Company’s Mexican operations and inflation and currency exchange rate fluctuations in countries in which the Company has foreign subsidiaries (the “Restatement Factor”).

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

The Restatement Factor used by the Company to restate prior period amounts was 1.0364. The applicable NCPI factor is 1.0519. Accordingly, the U.S. GAAP reconciliation includes an adjustment in 2003 and 2002 to reflect the difference between the Restatement Factor and NCPI, to ensure that ending net income (loss) and stockholders’ equity of those respective years under U.S. GAAP is restated based on the NCPI. The amounts that would result from using NCPI rather than Restatement Factor on individual line items in the 2003 and 2002 financial statements may be computed by dividing the reported Mexican GAAP amount by 1.0364 and multiplying the result by 1.0519.

(f) Fair value of interest rate cap

As discussed in Note 18 to the accompanying financial statements, the Company entered into a derivative contract which establishes a cap on the interest rate on the financing obtained for the El Cajon project. Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133) under U.S. GAAP requires that if an instrument is to be designated as a hedge, formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge must exist at the inception of the hedge. Because formal documentation does not exist, the Company has not classified the interest rate cap as a hedging instrument and has, in accordance with SFAS No. 133, recorded the fair value of the interest rate cap of Ps.57,900 as an asset and a corresponding credit to earnings for purposes of the reconciliation to U.S. GAAP.

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

(g) Impairment reversal

In 2001, the Company recorded an impairment charge related to a construction property, based on the fair value of the property as compared to its carrying value, due to the fact that the Company no longer had projects that would require the use of such property. During 2003, ICAFD was awarded certain projects that would require the use of this construction property. As such, under Mexican GAAP, the Company reversed Ps.20,329 of the previously recorded impairment charge. Also, during 2004 the Company’s management reviewed the estimate of the recoverable value of the Acapulco Tunnel concession, considering the present value of future cash flows. As a result Of its analysis, the Company recognized a reversal of Ps.160,864 of the impairment loss taken in previous years, recorded against the caption other expense in the statement of income in its Mexican GAAP financial statements.

In accordance with U.S. GAAP, the reversal of a previously recorded loss for impairment is not permitted. Therefore, the effects of these impairment reversals are included as reconciling items in the reconciliation to net income (loss) under U.S. GAAP, which in 2004, is net of additional depreciation expense of Ps.2,681 recognized for Mexican GAAP purposes due to the higher concession asset value.

(h)	Other Differences and Supplemental U.S. GAAP and Securities and Exchange Commission Disclosures

(1)	Restricted cash – The Mexican GAAP financial statements include a caption in long-term assets titled cash equivalents, which is comprised of cash held by CIISA to be used in the construction of the El Cajon hydroelectric plant. See further discussion in Note 4. This asset is considered to be restricted cash for purposes of U.S. GAAP and is included as such in the cash flow information below.

(2)	Other expense net- During 2004, the Company recorded Ps.31,905 of severance cost and a net impairment of Ps. 54,500 (which included Ps.160,864 of impairment reversal on the Acapulco Tunnel concession offset by additional impairment losses on other investments) in other expenses in the accompanying Mexican GAAP financial statements.

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

During 2003, the Company recorded Ps.50,163 of severance cost, Ps.128,326 for the cost of the pension plan curtailment and Ps.(20,329)as an impairment reversal of construction property, in other expenses in the accompanying Mexican GAAP financial statements.

During 2002, the Company recorded Ps.128,576 and Ps.85,512 of severance cost and write-offs of value added tax, respectively, as other expense.

Under U.S. GAAP, these expenses would be considered a component of operating income. This difference, which does not affect the determination of net income (loss), would decrease other expense by Ps.31,905, Ps.49,424 and Ps.128,576 for the years ended December 31, 2004, 2003 and 2002, respectively, and decrease(increase) operating income (loss) by Ps.31,905, Ps.49,424 and Ps.128,576 for the years ended December 31, 2004, 2003 and 2002, respectively.

(3)	Reporting discontinued operations – Until December 31, 2003, for Mexican GAAP purposes, the term discontinued operations refers to the operations of a segment of a business that has been sold, abandoned or otherwise disposed of, or is the subject of a formal plan of disposition. Effective January 1, 2004, the Company adopted Bulletin C-15 which redefines the term discontinued operations to refer to the operations of a component of an entity that, subject to certain conditions, has been sold, abandoned or classified as held for sale. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component may be a reportable or operating segment, a reporting unit, a subsidiary or an asset group.

This definition is similar to that of a component under Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” under U.S. GAAP, which was effective January 1, 2002.

As such, from January 1, 2002 to December 31, 2003, an item may meet the definition of a discontinued operation for U.S. GAAP purposes, but not for Mexican GAAP purposes.

During the years ended December 31, 2004, 2003 and 2002, the Company sold its shares in various subsidiaries, as discussed in Note 2 to the accompanying consolidated financial statements, and recognized a gain (loss) on the disposal of these subsidiaries of Ps.75,227 Ps.(11,578) and

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

Ps.79,830, respectively. As such subsidiaries were not business segments in 2003 and 2002, and as classification as discontinued operations in 2004 was not considered material to the consolidated balance sheets and statement of operations, the operations of these subsidiaries and the related gain (loss) on their respective sales were not classified as discontinued operations in the accompanying Mexican GAAP consolidated financial statements.

For purposes of U.S. GAAP, these subsidiaries are considered components of the Company. Therefore, the results of operations of such components, including any gain or loss recognized on the sale of such components, is reported in discontinued operations, presented below income from continuing operations.

This difference does not affect the determination of consolidated net income (loss) for the years ended December 31, 2004, 2003 and 2002. However, based on the operating income generated by these subsidiaries for the years ended December 31, 2004, 2003 and 2002, consolidated operating income would decrease by Ps.3,713, Ps.26,037 and Ps.32,395, respectively. Likewise, Ps.59,567, Ps.(25,545) and Ps.91,250 would be reclassified from consolidated income (loss) from continuing operations and presented as gain (loss) on discontinued operations for the years ended December 31, 2004, 2003 and 2002, respectively, representing the gain (loss) on the disposal of these subsidiaries combined with the overall net income (loss) generated by these subsidiaries. Revenues generated by these subsidiaries were Ps.81,064, Ps.122,610 and Ps. 514,566, respectively. Pre-tax profit (loss) generated by these subsidiaries were Ps.(324,389), Ps.(36,909) and Ps.(30,224), for the years ended December 31, 2004, 2003 and 2002, respectively.

(4)	The Company presents its supplemental cash flow information on a Mexican GAAP basis, exclusive of the effects of inflation. Such information for the years ended December 31, 2004, 2003 and 2002 is presented below:

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

	Millions of U.S.
	Dollars (Convenience
	Translation) Year
	Ended December 31,	Years Ended December 31,
	2004	2004		2003		2002
OPERATING ACTIVITIES:
Consolidated net income (loss)	$14	Ps.	155,780	Ps.	(1,147,145)	Ps.	(1,346,996)
Effects of inflation	(2)		(21,306)		(44,140)		46,688

Consolidated net income (loss) exclusive of inflation- Mexican GAAP	12		134,474		(1,191,285)		(1,300,308)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	81		899,296		504,040		398,801
Deferred income tax benefit	22		241,140		458,210		(18,120)
Provision for seniority premiums and severance payments	—		(448)		111,107		31,965
Loss (gain) on sale of property, plant and equipment	—		3,230		(213)		(1,095)
Asset impairment adjustment	5		54,514		(18,674)		—
Allowance for doubtful accounts	5		57,408		—		—
Share in net loss of affiliated companies	(14)		(155,436)		178,189		122,620
Income (loss) on sale of investment	(6)		(68,616)		109,409		112,721
Unpaid exchange (gain) loss	—		(3,844)		124,280		152,949
Uncollected interest income	—		—		—		(10,295)
Gain on repurchase of debt	—		(273)		(96)		(228,394)
Long-term provisions	13		147,257		40,693		(6,703)
Changes in operating assets and liabilities (excluding acquisitions and disposals):
Trade receivables	1		11,614		4,879		203,547
Contract receivables	(43)		(484,008)		(7,319)		(467,346)
Cost and estimated earnings in excess of billings on uncompleted contracts	(361)		(4,030,166)		(1,269,490)		651,021
Other receivables	(70)		(782,838)		23,218		577,319
Inventories	(7)		(75,509)		(62,777)		(24,078)
Real estate inventories	11		125,266		(81,245)		291,594
Trade accounts payable	52		575,648		112,929		(107,455)
Other current liabilities	(21)		(232,555)		(230,429)		(1,657,985)
Advances from customers	88		982,888		(199,398)		66,345

Cash used in operating activities	(233)		(2,600,958)		(1,357,972)		(1,212,897)

INVESTING ACTIVITIES:
Investment in property, plant and equipment	(17)		(187,211)		(110,442)		(102,179)
Investment in concessions	(2)		(25,249)		(30,170)		(24,777)
Proceeds from sale of property, plant and equipment	4		45,058		124,234		695,503
Proceeds from sales of concessions	—		—		—		100,000
Investment in affiliated companies	(5)		(56,701)		(73,120)		(9,282)
Proceeds from sale of investments	27		302,951		184,086		543,204
Other asset	(74)		(827,379)		(467,019)		(35,390)

Cash (used in) provided by investing activities	(67)		(748,531)		(372,431)		1,167,079

FINANCING ACTIVITIES:
Payments of long-term debt	(158)		(1,767,671)		(608,887)		(373,872)
Proceeds from long-term debt	402		4,482,062		910,242		1,285,991
Restricted cash	(46)		(512,031)		—		—
Payments of notes payable	(22)		(246,695)		(291,291)		(743,825)
Short-term debt	67		743,117		167,043		109,858
Repurchase of long-term debt	—		—		(5,525)		(446,333)
Issuance of common stock	32		361,790		2,023,470		—
Increase (decrease) in minority interest	(1)		(16,097)		277,576		(255,570)
Other long-term liabilities	8		92,164		121,622		(43,015)

Cash provided by (used in) financing activities	281		3,137,362		2,594,250		(466,766)

Net (decrease) increase in cash and cash equivalents	(19)		(212,127)		863,847		(512,584)
Cash and cash equivalents at beginning of the year	349		3,888,401		3,260,993		4,131,220
Effect of inflation and exchange rates on cash	(12)		(136,567)		(236,439)		(357,643)

Cash and cash equivalents at end of the year	$317	Ps.	3,539,707	Ps.	3,888,401	Ps.	3,260,993

Cash paid for:

Interest		Ps.	310,404	Ps.	514,292	Ps.	520,712
Income taxes			148,769		184,293		307,514

(5)	Statement of Accumulated Comprehensive Loss - The Company’s statements of accumulated comprehensive loss for the years

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

ended December 31, 2004, 2003 and 2002, after giving effect to the U.S. GAAP adjustments described above, are set forth below:

	Millions of
	U.S. dollars
	(Convenience
	Translation)
	Year Ended	Years Ended December 31,
	December 31,
	2004	2004		2003		2002
Net income (loss) under U.S. GAAP	$4	Ps.	36,831	Ps.	(1,103,306)	Ps.	(1,417,629)

Other comprehensive loss income:
Loss (gain) due to holding nonmonetary assets as reported under Mexican GAAP	(9)		(92,431)		120,692		(136,620)
U.S. GAAP adjustments to gain (loss) due to holding nonmonetary assets:

Restatement of foreign source fixed assets	—		—		—		(30,256)

	(9)		(92,431)		120,692		(166,877)

Comprehensive loss under U.S. GAAP	$(5)	Ps.	(55,600)	Ps.	(982,614)	Ps.	(1,584,506)

(6)	Earnings(Loss) Per Share in Accordance with U.S. GAAP — Basic earnings (loss) per share is calculated by dividing income (loss) available to common stockholders by the weighted average number of shares outstanding during the period. The computation of diluted earnings per share is adjusted to include any potential common shares. Potential common shares include the Company’s stock options under the 2000 stock option plan. Options to purchase 24,961,841 shares in 2004 and 2003 and 25,181,340 shares in 2002 were not included in the computation of diluted earning per share for the years ended December 31, 2004, 2003 and 2002 because the effect of such options would be anti-dilutive.

	Years Ended December 31,
Basic loss per share:	2004		2003		2002
Loss before discontinued operations	Ps.	(0.012)	Ps.	(1.407)	Ps.	(2.141)
Gain (loss) from discontinued operations		0.032		(0.033)		0.129

Net Income (loss) per share	Ps.	0.020	Ps.	(1.440)	Ps.	(2.129)

Weighted average shares outstanding (000’s)		1,860,180		766,134		704,694

(7)	Stock Option Plan— As discussed in the Mexican GAAP financial statements, the Company established an employee stock option plan in March 2000. Mexican GAAP does not require the recognition of stock-based compensation costs. However, for purposes of U.S. GAAP, the Company applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (ABP 25) in order to determine compensation cost related to the grant of stock options to employees.

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

In prior years, the exercise price of the options was equal to or less than the market price of the stock on the date of grant, resulting in zero intrinsic value and thus, no related compensation expense. On April 16, 2004, the Company’s stockholders held a meeting approving i) the cancellation of future grants under the stock option plan, though options outstanding will remain outstanding for the life of such options; and ii) the reduction of the exercise price on past grants to Ps.3.75. This amendment affected the 2002 grant, which was the only grant whose exercise price was greater than Ps.3.75. As a result of this modification to reduce the exercise price of the award, the 2002 grant became subject to variable accounting under Financial Accounting Standards Board Interpretation No.44, “Accounting for Certain Transactions Involving Stock Compensation”. Accordingly, compensation cost of Ps.2,257 was recognized in the reconciliation of consolidated net income.

In addition to the determination of compensation cost under the intrinsic method of APB 25, the Company is subject to the additional disclosures and pro forma compensation cost presentation requirements of Statement of Financial Accounting Standards No.123 “Accounting for Stock-Based Compensation,” (“SFAS No. 123”) and Statement of Financial Accounts Standards No.148 “Accounting for Stock-Based compensation – Translation and Disclosure” (SFAS No.148).

Options outstanding as of December 31, 2004 consist of 24,961,841 options, all with an exercise price of Ps.3.75 and a weighted-average remaining contractual life of 4.05 years. Such options vest ratably over a period of three years and, as of December 31, 2004, 2003 and 2002, options exercisable consist of 17,468,968, 10,718,539 and 4,954,469 options, respectively, at a weighted average exercise price of Ps.3.75, 3.78 and 3.75, respectively.

The following table reflects the Company’s employee stock option activity from January 1, 2002 through December 31, 2004, and the weighted average exercise prices:

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

	Number of	Weighted Average
	Shares	Exercise Price
Options outstanding at January 1, 2002	12,506,793	3.75
Granted	8,087,866	3.88
Forfeited	(3,076,407)	3.78

Options outstanding at December 31, 2002	17,518,252	3.80
Granted	7,663,088	3.75
Forfeited	(219,499)	3.83

Options outstanding at December 31, 2003	24,961,841	3.79
Granted	—	—
Forfeited	—	—

Options outstanding at December 31, 2004	24,961,841	3.75

The following table illustrates the effect on net income (loss) and net income (loss) per share under U.S. GAAP as if the Company had applied the fair value recognition provisions of SFAS No.123 at December 31, 2004, 2003 and 2002, including the effects of modification accounting as required for the modification of the exercise price on the 2002 grant as discussed previously. For purposes of these pro forma disclosures, the estimated fair value of the options is amortized over the options’ vesting period.

	Year Ended December 31,
	2004		2003		2002
Net income(loss) under US GAAP, as reported	Ps.	36,831	Ps.	(1,103,306)	Ps.	(1,417,629)
Plus: Compensation cost recognized under APB No. 25		2,257		—		—
Minus: Stock-based employee compensation expense determined using the fair value based method		(12,510)		(16,625)		(10,679)

Pro forma net loss US GAAP	Ps.	26,578	Ps.	(1,119,931)	Ps.	(1,428,308)

	Year Ended December 31,
	2004		2003		2002
Net income (loss) per share:

As reported	Ps.	0.020	Ps.	(1.440)	Ps.	(2.012)

Pro forma	Ps.	0.014	Ps.	(1.462)	Ps.	(2.027)

As noted above, no grants were made in 2004 due to the cancellation of the plan as of April 16, 2004. Accordingly, the fair value of the options granted used in order to calculate the pro forma amounts above, have been estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions: i) expected life of 7 years and expected volatility of 71% for 2003 and 65% for 2002, ii) risk-free interest rate of 7.25% and 6.71% for

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

options granted during 2003, and 2002, respectively, and iii) no expected dividend yield. Based on these assumptions, the estimated fair value of employee stock options granted during 2003 and 2002 was Ps.1.69 and Ps.2.69 per share, respectively, and the market price of the stock on the grant date was Ps.2.52 and Ps.3.88, respectively. Additionally, the modification to the exercise price of the 2002 grant resulted in an incremental value to be recognized over the remaining vesting period of the 2002 grant of Ps.0.03 per share, included in the pro forma net income (loss) above.

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

(8)	Valuation and qualifying accounts- Changes in the Company’s valuation and qualifying accounts are outlined in the table below. Rollforward information for the years ended December 31, 2004, 2003 and 2002 for short-term and long-term provisions is included in Note 17 of the Mexican GAAP financial statements. Additionally, rollforward information for the year ended December 31, 2004, 2003 and 2002, for the allowance for doubtful accounts is included in Note 5 of the Mexican GAAP financial statements:

			Additions
	Balance at		charged								Balance at
	Beginning of		to Costs and				Inflation				End of
Description	Year		Expenses				Effects	Deductions			Year
Allowance for impairment (1):
Year ended December 31, 2002	Ps.	2,540,370	Ps.	—			(90,209)	Ps.	(800,311	) (2)	Ps.	1,649,850
Year ended December 31, 2003	Ps.	1,649,850	Ps.	(19,326	) (3)		103,111	Ps.	(57,211	) (2)	Ps.	1,676,424
Year ended December 31, 2004	Ps.	1,676,424	Ps.	(160,864	) (3)	Ps.	(82,714)	Ps.	(432,241	) (2)	Ps.	1,000,605

(1)	Includes impairment losses related to the Company’s property, plant and equipment, investment in concessions and investments in associated companies.

(2)	Represents decreases due to disposals during the year.

(3)	For 2003 and 2004, represents reversal of impairment related to construction property and the Acapulco Tunnel concession, respectively.

31.	New accounting standards

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

Mexico

In May 2004, the IMCP issued Bulletin B-7, “Business Acquisitions” (“B-7”), whose application is mandatory for financial statements of periods beginning on January 1, 2005, although early adoption is encouraged. B-7 provides updated rules for the accounting treatment of business acquisitions and investments in associated entities. It establishes, among others: the adoption of the purchase method as the only accounting method for business combinations; it eliminates the amortization of goodwill, which is now subject to the impairment rules; it establishes rules for the accounting treatment of asset transfers or share exchange among entities under common control as well as for the acquisition of minority interest based on the provisions of Bulletin B-8, “Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Shares”. Management believes that the adoption of this new Bulletin as of January 1, 2005, will not have significant effects on the Company’s financial position or results of operations.

In April 2004, the IMCP issued Bulletin C-10, “Derivative Instruments and Hedging Activities” (“C-10 ”), whose application is mandatory for financial statements for periods beginning on January 1, 2005, although early adoption is encouraged. In general, C-10 establishes that for fair value hedges, any variances in the fair value, both of the derivative and the underlying, must be reflected in current earnings when such variances occur; for cash flow hedges, the effective portion of fair value variances must be recognized in other comprehensive income in stockholders’ equity, while the ineffective portion must be recognized in current earnings.

With respect to derivative financial instruments, C-10 establishes the conditions that must be met for an instrument to be considered as such, and revises and adds definitions. It also includes rules regarding the elements involved in hedging activities, including the formal documentation at the inception of each hedge and measurement of its effectiveness during its term, among others; C-10 classifies hedges into three categories including: a) fair value hedges, b) cash flow hedges and c) foreign currency hedges, and provides specific rules by type of hedge, for their valuation, recognition, presentation and disclosure.

The Company estimates that upon the adoption of C-10 on January 1, 2005, the Company will recognize an asset of

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

U.S.$5.2 million related to the fair value of the interest rate cap discussed in Note 7, a related deferred tax liability of U.S.$1.5 million and a net credit to comprehensive income of U.S.$3.7 million.

In April 2004, the IMCP issued Amendments to Bulletin C-2, “Financial instruments” (“C-2”), whose application is mandatory for financial statements of periods beginning on January 1, 2005, although early adoption is encouraged. Revised C-2 basically establishes that any variances in the fair value of financial instruments classified as available for sale must be recognized in other comprehensive income and reclassified to current earnings upon sale of such instruments; revised C-2 includes the possibility of making transfers among some of the categories under which financial instruments are classified, provided that conditions and rules for their accounting recognition are met. It also extends the applicability of impairment rules to financial instruments available for sale and provides more precise rules for their recognition.

In January 2004, the IMCP issued revised Bulletin D-3, “Labor Obligations” (“D-3”), which replaces the concept of unforeseen severance payments that are recognized in earnings in the period in which the payment decision is made, with that of “Severance payments at the end of the work relationship”, defined as payments granted to employees when they conclude their labor relationship before reaching retirement age.

Revised D-3 is mandatory as of January 1, 2005, but grants the option to immediately recognize in earnings the resulting transition asset or liability, or to amortize it over the average remaining labor life of employees.

United States of America

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payments” or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year ending

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

December 31, 2006. We have not yet quantified the effect of the future adoption of SFAS 123R on a go-forward basis.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” or SFAS 153, which amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. We do not estimate that the adoption of this statement will have a material effect on our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments be classified as liabilities that were previously considered equity. The provisions of SFAS No. 150 were effective for financial instruments entered into or modified after May 31, 2003, and for pre-existing instruments, was effective January 1, 2004. The adoption of SFAS No. 150 did have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2003, the FASB revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. The revisions to SFAS No. 132 retain the disclosure requirements contained in the original SFAS No. 132 but require additional disclosures describing the types of plan assets, investment strategy, measurement dates, plan obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The Company does not consider that such additional disclosure is necessary based on the materiality of its labor obligations when compared to the financial statements taken as a whole.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). In December 2003, FIN 46 was replaced by FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46(R)”). FIN 46(R) clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46(R) requires an enterprise to consolidate a variable interest entity if that enterprise will absorb a

EMPRESAS ICA, S.A. DE C.V.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Thousands of constant Mexican pesos as of December 31, 2004)

majority of the entity’s expected losses, is entitled to receive a majority of the entity’s expected residual returns or both. For the purpose of analyzing investments in potential variable interest entities formed after January 31, 2003, the Company has applied the provisions of FIN 46 and FIN 46(R) as of January 1, 2004. For the purpose of analyzing potential variable interests in variable interest entities previously defined as Special Purpose Entities (SPE’s) created before February 1, 2003, the Company has also applied the provisions of FIN 46 and FIN 46(R) for the period beginning January 1, 2004. The Company has also applied the provisions of FIN 46 and FIN 46(R) in determining whether the Company holds potential interest in variable interest entities not previously defined as SPE’s for the period ending December 31, 2004. The adoption of FIN 46(R) did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In March 2004, the Emerging Issues Task Force (“EITF”) confirmed as a consensus EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). The objective of this Issue is to provide guidance on determining when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. In September 2004, the FASB issued FASB Staff Position (“FSP”) EITF Issue 03-1-1 that delays the effective date for the measurement and recognition guidance included in EITF 03-1. The disclosures required by EITF 03-1 have not been deferred and were effective for the annual periods ending after June 15, 2004. The adoption of EITF 03-1 did not affect the disclosures in our consolidated financial statements as the Company does not have investments that are within the scope of this EITF.

* * * * * *

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

FINANCIAL STATEMENTS

     FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 (UNAUDITED) AND 2002 (UNAUDITED):

Deloitte.	Lara Marambio & Asociados
Torre Corp Banca, Piso 21
Av. Blandin, La Castellana
Caracas 1060•Venezuela

Tel: (58-212) 206 85 03
Fax: (58-212) 206 88 70
www.deloitte.com/ve

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

We have audited the accompanying balance sheet of Consorcio Dragados ICA Vialpa (DRAVICA) (“Dravica”) as of December 31, 2004, and the related statements of income, changes in joint venturers’ deficit and cash flows for the year ended December 31, 2004, all expressed in thousands of Venezuelan bolivars of purchasing power of December 31, 2004. These financial statements are the responsibility of Dravica’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Venezuela and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Dravica is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Dravica’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the account principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Consorcio Dragados ICA Vialpa (DRAVICA) as of December 31, 2004, and the results of its operations and its cash flows for the year ended December 31, 2004 in conformity with accounting principles generally accepted in Venezuela.

The accompanying financial statements have been prepared assuming that Dravica will continue as a going concern. As discussed in Note 2, Dravica’s negative working capital, negative cash flows from operations and joint venturers’ accumulated deficit raise substantial doubt about its ability to continue as a going concern. In addition, as discussed in Note 1 to the accompanying financial statements, Dravica was incorporated for the sole purpose of constructing Proyecto Central Hidroeléctrica Caruachi (the “Project”), which it expects to complete during 2005. Management is evaluating the current options available for Dravica. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Venezuela vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter, as it pertains to Dravica, is described in Note 16 to the accompanying financial statements.

Our audit also comprehended the translation of Venezuelan bolivar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in

Note 2. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

As indicated in Note 13 to the financial statements, on January 21, 2003, the Venezuelan Government and the Central Bank of Venezuela agreed to temporarily suspend the trading of foreign currencies in the country. In connection therewith, they have entered into various Exchange Agreements and issued certain related standards that rule the Foreign Currency Management Regime and establish the exchange rate applicable to transactions set forth in such agreements. Dravica has interacted with the corresponding institutions to obtain the foreign currencies required for the payment of its foreign currency liabilities. To the date of this report, the acquisition of foreign currencies necessary for foreign transactions carried out by Dravica in the normal course of its operations, will be dependent upon: (1) the approval of all the requests made to the related institutions; (2) the availability of the respective foreign currencies; and (3) the actions to be taken by Dravica to obtain either the required foreign currencies not requested from the related institutions, or those requests that could be rejected by such institutions; therefore Dravica does not have sufficient facts in order to determine the effects on the financial statements as of December 31, 2004, if any, that might arise from the final outcome of the aforementioned situations.

LARA MARAMBIO & ASOCIADOS
Member of Deloitte Touche Tohmatsu

/s/ Tomás Pueyo Acosta

Tomás Pueyo Acosta
Caracas, Venezuela
June 27, 2005

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003 (UNAUDITED)
IN THOUSANDS OF U.S. DOLLARS (U.S.$) AND THOUSANDS OF BOLIVARS (Bs.)
OF PURCHASING POWER OF DECEMBER 31, 2004

			Convenience
			Translation (See
			Note 2)				2003
	NOTES		2004		2004		(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3	U.S.$	3,079	Bs.	5,910,733	Bs.	9,202,018
Accounts receivable:
C.V.G. Electrificación del Caroní, C.A. (C.V.G. EDELCA)	1		49,760		95,539,766		15,704,108
Advances to sub-contractors and other			790		1,517,227		5,494,186
Other accounts receivable			1,104		2,117,946		2,433,552
Employees			74		142,312		127,739

			51,728		99,317,251		23,759,585

Inventories			454		870,732		2,930,290
Prepaid expenses			23		45,658		1,724,418
Equipment held for sale	5		2,849		5,471,000		24,943,677

Total current assets			58,133		111,615,374		62,559,988

PROPERTY AND EQUIPMENT, NET	4		1,146		2,200,617		7,333,992
OTHER ASSETS			26		50,418		523,588

TOTAL		U.S.$	59,305	Bs.	113,866,409	Bs.	70,417,568

LIABILITIES AND JOINT VENTURERS’ DEFICIT

CURRENT LIABILITIES:
Bank loans payable	6	U.S.$	1,000	Bs.	1,920,012	Bs.	20,215,274
Current portion of long-term debt	9		—		—		7,127,821
Accounts payable:
Trade			3,524		6,766,718		21,648,703
Joint Venturers	7		121,206		232,716,045		218,873,132

			124,730		239,482,763		240,521,835

Accrued liabilities	8		9,230		17,720,978		8,602,436
Advances received	11		331		635,521		6,274,581

Total current liabilities			135,291		259,759,274		282,741,947

Total liabilities			135,291		259,759,274		282,741,947

COMMITMENTS AND CONTINGENCIES	14

JOINT VENTURERS’ DEFICIT:
Accumulated deficit			(75,986)		(145,892,865)		(212,324,379)

Total joint venturers’ deficit			(75,986)		(145,892,865)		(212,324,379)

TOTAL		U.S.$	59,305	Bs.	113,866,409	Bs.	70,417,568

See notes to the financial statements

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

STATEMENTS OF INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 (UNAUDITED) AND 2002 (UNAUDITED)
IN THOUSANDS OF U.S. DOLLARS (U.S.$) AND THOUSANDS OF BOLIVARS (Bs.)
OF PURCHASING POWER OF DECEMBER 31, 2004

			Convenience
			Translation (See
			Note 2)				2003		2002
	NOTES		2004		2004		(Unaudited)		(Unaudited)
CONTRACT REVENUES	1	U.S.$	78,086	Bs.	149,924,685	Bs.	124,991,826	Bs.	232,166,461

CONTRACT COSTS AND EXPENSES:
Direct			21,106		40,524,212		71,968,270		172,600,690
Indirect			1,772		3,402,353		3,813,365		5,377,678
Administrative			7,072		13,577,697		17,453,688		30,125,728
Depreciation			1,380		2,648,930		7,114,079		14,712,389
Interest expense			1,347		2,586,339		12,356,587		13,278,546

			32,677		62,739,531		112,705,989		236,095,031

OPERATING INCOME (LOSS)			45,409		87,185,154		12,285,837		(3,928,570)

FINANCING INCOME (COST)
Exchange loss, net			(24,072)		(46,217,767)		(38,595,321)		(161,388,571)
Monetary position gain	15		19,074		36,620,944		66,431,053		72,854,293

			(4,998)		(9,596,823)		27,835,732		(88,534,278)

OTHER (EXPENSES) INCOME	12		(5,811)		(11,156,817)		5,283,010		(2,365,065)

NET INCOME (LOSS)		U.S.$	34,600	Bs.	66,431,514	Bs.	45,404,579	Bs.	(94,827,913)

See notes to the financial statements

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

STATEMENTS OF CHANGES IN JOINT VENTURERS’ ACCUMULATED DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 (UNAUDITED) AND 2002 (UNAUDITED)
IN THOUSANDS OF U.S. DOLLARS (U.S.$) AND THOUSANDS OF BOLIVARS (Bs.)
OF PURCHASING POWER OF DECEMBER 31, 2004

		Accumulated
		Deficit
BALANCE AS OF DECEMBER 31, 2001 (Unaudited)	Bs.	(162,901,045)

Net loss (unaudited)		(94,827,913)

BALANCE AS OF DECEMBER 31, 2002 (Unaudited)	Bs.	(257,728,958)

Net income (unaudited)		45,404,579

BALANCE AS OF DECEMBER 31, 2003 (Unaudited)		(212,324,379)

Net income		66,431,514

BALANCE AS OF DECEMBER 31, 2004	Bs.	(145,892,865)

BALANCE AS OF DECEMBER 31, 2003 - Convenience translation; See Note 2	U.S.$	(110,586)

Net income		34,600

BALANCE AS OF DECEMBER 31, 2004	U.S.$	(75,986)

See notes to the financial statements

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 (UNAUDITED) AND 2002 (UNAUDITED)
IN THOUSANDS OF U.S. DOLLARS (U.S.$) AND THOUSANDS OF BOLIVARS (Bs.)
OF PURCHASING POWER OF DECEMBER 31, 2004

		Convenience
		Translation (See
		Note 2)				2003		2002
		2004		2004		(Unaudited)		(Unaudited)
OPERATING ACTIVITIES:
Net income before financing (cost) income	Bs.	40,945.14	Bs.	78,614,676	Bs.	29,925,434	Bs.	6,984,911
Financing (cost) income		(6,345)		(12,183,162)		15,479,145		(101,812,824)

Net income (loss)		34,600		66,431,514		45,404,579		(94,827,913)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities
Accrued severance benefits		210		403,894		1,006,737		3,786,160
Depreciation		1,380		2,648,930		7,114,079		14,712,389
Loss (gain) on sale of property and equipment		6,147		11,802,558		(2,901,886)		—
Changes in operating assets and liabilities:		—
Accounts receivable		(39,353)		(75,557,666)		18,929,353		18,783,674
Inventories		1,073		2,059,558		4,321,296		5,738,983
Prepaid expenses		874		1,678,760		73,842		(846,517)
Other assets		240		461,610		2,413,310		1,908,822
Trade accounts payable		(7,751)		(14,881,985)		(20,708,954)		13,113,305
Accrued liabilities		4,961		9,524,503		(11,683,153)		(8,670,352)
Advances received		(2,937)		(5,639,060)		(19,609,626)		(27,548,380)
Payment of severance benefits		(422)		(809,855)		(4,094,236)		(14,184,090)

Net cash (used in) provided by operating activities		(978)		(1,877,239)		20,265,341		(88,033,919)

INVESTING ACTIVITIES:
Purchase of property and equipment		(8)		(15,332)		(5,935)		(258,189)
Equipment held for sale		5,303		10,181,456		8,496,911		291,160

Net cash provided by investing activities		5,295		10,166,124		8,490,976		32,971

FINANCING ACTIVITIES:
Bank loans payable		(9,529)		(18,295,262)		1,797,858		7,118,704
Accounts payable to Joint Venturers		7,210		13,842,913		(23,103,215)		89,143,799
Payment of long-term debt		(3,712)		(7,127,821)		(3,462,859)		(7,154,421)

Net cash (used in) provided by financing activities		(6,031)		(11,580,170)		(24,768,216)		89,108,082

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(1,714)		(3,291,285)		3,988,101		1,107,134

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR		4,793		9,202,018		5,213,917		4,106,783

CASH AND CASH EQUIVALENTS AT THE END OF YEAR	Bs.	3,079	Bs.	5,910,733	Bs.	9,202,018	Bs.	5,213,917

MONETARY RESULT FOR THE YEAR CORRESPONDING TO:
Operating activities		7,135		13,699,038		15,864,311		58,428,170
Investing activities		(7,932)		(15,229,757)		(1,585,767)		(96,616)
Financing activities		20,642		39,632,892		52,442,878		15,055,554
Cash and cash equivalents		(771)		(1,481,229)		(290,369)		(532,815)

	Bs.	19,074	Bs.	36,620,944	Bs.	66,431,053	Bs.	72,854,293

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
INTEREST PAID		1,237		2,327,705		11,120,928		11,950,691

See notes to the financial statements

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 (UNAUDITED) AND 2002 (UNAUDITED)
IN U.S. DOLLARS (U.S.$) AND BOLIVARS (Bs.)
OF PURCHASING POWER OF DECEMBER 31, 2004

1.	FORMATION AND NATURE OF BUSINESS

Consorcio Dragados ICA Vialpa (“DRAVICA” or the “Joint Venture”) was formed in July 1996 by Dragados y Construcciones, S.A. (47%), a Spanish company; Ingenieros Civiles y Asociados, S.A. de C.V. (47%), a Mexican company; and Constructora Vialpa, S.A. (6%), a Venezuelan company (collectively the “Joint Venturers”), for the purpose of participating in the construction of a hydroelectric plant, Central Hidroeléctrica del Proyecto Caruachi (the “Caruachi Project”). In October 2003, the Joint Venturers agreed to modify the participation of each joint venturer as follows: Dragados y Construcciones, S.A. (49.99%); Ingenieros Civiles y Asociados, S.A. de C.V. (“ICA”) (49.99%); and Constructora Vialpa, S.A. (0.02%).

In August 1997, the Joint Venturers of DRAVICA executed construction agreement No. 103-31 with C.V.G. Electrificación del Caroní, C.A. EDELCA (C.V.G. EDELCA), for the construction of the workhouse, concrete dams and other electromechanical equipment related to the Caruachi Project, located over the Caroní river, 59 kilometers downstream from Central Hidroeléctrica “Raúl Leoni” (Guri). The contract price, excluding value-added tax is comprised of Bs. 53,730 million (historical bolivars) and U.S.$ 158 million, which, when combined, is equivalent to Bs. 128,842 million (historical bolivars), using the exchange rate in effect at the date of submittal of the bids (Bs.475.50 to U.S.$1). The construction agreement and the nine addenda entered into set forth the terms and procedures related to insurance, bonds, withholdings, purchase of goods and services, advances, escalatory formulas and contract changes, among other items.

In December 2004, the Joint Venture and C.V.G. EDELCA settled various claims which arose during performance of the Caruachi Project. Under such settlement agreement, EDELCA agreed to pay to the Joint Venture an additional U.S.$ 43 million as reimbursement of additional contract costs incurred by the Joint Venture. U.S.$ 15 million was paid in 2004 and U.S.$ 28 million will be paid during 2005 upon the issuance of the work Project acceptance certificate.

In October 2004, C.V.G. EDELCA provided provisional acceptance of the work completed to date and, as per contractual terms, the Joint Venture entered into a guarantee period of one year during which the Joint Venture guarantees the equipment installed and civil construction of the hydroelectric plant through October 2006, supported by the guarantee issued by the equipment manufacturer. As of December 31, 2004, the Caruachi Project is approximately 99% complete. Costs remaining to be incurred by the Joint Venture, as per the estimate of total project costs and expenses, amount to approximately Bs. 15,286 million.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Translation into English

The accompanying financial statements have been translated from Spanish into English for use outside Venezuela.

Convenience translation

The financial statements are stated in Venezuelan bolivars, the currency of the country in which DRAVICA is formed and operates. The translations of Venezuelan bolivar amounts into U.S. dollar amounts are included solely for the convenience of readers in the United States of America, and have been made at the rate of Bs. 1,920 Venezuelan bolivars to one U.S. dollar, the official exchange rate published by the Central Bank of Venezuela on December 31, 2004. Such translation shall not be construed as a representation that the Venezuelan bolivar amounts have been, could have been, or could in the future be converted into U.S. dollars at that or any other rate.

Going concern

The accompanying financial statements have been prepared assuming that the Joint Venture will continue as a going concern. As of December 31, 2004 and 2003, the Joint Venture had an accumulated deficit of Bs. 145,892,865 thousand and Bs. 212,324,379 thousand (unaudited), respectively, and had negative working capital of Bs. 148,143,900 thousand and Bs. 220,181,959 thousand (unaudited) including accounts payable to Joint Venturers of Bs. 232,716,045 thousand and Bs. 218,873,132 thousand, (unaudited) respectively. Additionally, at December 31, 2004, the Joint Venture had negative cash flows from operations of Bs. 1,877,239 thousand. As noted above, the Joint Venture was incorporated for the sole purpose of constructing Caruachi Project, which it expects to be completed in 2005. Management is evaluating the current options available for the future plans of the Joint Venture. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

Financial statements restated for inflation effects

The financial statements have been restated in conformity with the Statement of Accounting Principles No. 10 (DPC-10), “Standards for the Preparation of Financial Statements Adjusted for Inflation”, adopted by the Joint Venture beginning in 2000. The Joint Venture uses the general price level method, which sets forth that each item of the financial statements is classified as a monetary or non-monetary item. Monetary assets and liabilities are presented at nominal value. The effect of adjusting monetary asset and liability items for the effects of inflation is included as a monetary position gain or loss in results for the period. Non-monetary items are restated from their origination date through the balance sheet date. Inventories, property, equipment, other assets and accumulated deficit are considered non-monetary assets. Revenues, costs and expenses are restated by applying the respective consumer price indexes to monthly amounts in the accounting records, except for those related to non-monetary items, which are adjusted based on the corresponding assets or liabilities. For restatement purposes, the Joint Venture used the consumer price index published by the Central Bank of Venezuela for the Metropolitan area of Caracas. As of December 31, 2004, 2003 and 2002, such indexes amounted to 459.65, 385.66 (unaudited) and 303.40 (unaudited), respectively. The financial statements for the years ended December 31, 2003 and 2002, were restated based on the consumer price index in effect at the closing of December 31, 2004.

Cash equivalents

Cash equivalents consist of investments with original maturity dates of three months or less and are stated at the lower of acquisition cost plus accrued yields or estimated net realizable value.

Inventories

Inventories are comprised of materials and spare parts necessary for the progress of the project and are stated at the lower of restated cost or net realizable value. Restated cost is determined based on the average method.

Property and equipment

Property and equipment are presented at acquisition cost restated for inflation. Improvements increasing the useful life of assets are added to the cost of the corresponding assets. Depreciation is calculated using the straight-line method based on four years considering residual values, as follows:

Residual
Description or caption	Value
Houses	80%
Principal Machinery	41%
Equipments	25%
Vehicles	31%

Usage value

Usage value corresponds to current value of total future cash flows expected to be received for the use of an asset when it is not expected to be sold or disposed of in the immediate future. The Joint Venture reviews the values assigned to long-term assets, such as property, machinery and equipment in order to determine any evidence of impairment other than provisional.

Equipment held for sale

Equipment held for sale includes assets previously used during the project but which, as of the balance sheet date, are no longer used in operations and for which management of the Joint Venture has approved the plan to sell, is actively marketing the sale of the asset and expects the sale to take place within one year. They are recorded at the lower of carrying value or fair value less costs to sell.

Accounting for construction contracts

Construction contracts are accounted for using the percentage of completion method of accounting and, therefore, take into account the revenues, costs, and estimated earnings to date as contract activity progresses. Revenues are recognized from contracts based on units-of-work performed and are subjected to price increase clauses. Changes resulting from actual performance on estimated profitability, including those arising from premiums derived from early project completion, contract penalty provisions and final contract settlement, may result in revisions to total expected contract revenues. Such modification is recognized in the same period in which the revision is determined.

The timing of revenue recognized is not necessarily related to amounts billable to the customer based on the term of the contract and its addenda. Management periodically evaluates the fairness of accounts receivable. Additional allowances for bad debts may be created in cases of an indication of collection difficulties, which are recorded in the results for the year in which the allowances are created. The estimate for such reserve is determined based of management’s best judgment in accordance with prevailing circumstances at that time.

Contract costs include all direct labor and materials, subcontractors cost and other initial cost of the project and allocations of indirect cost. Management periodically evaluates the fairness of estimates used to determine percentages of completion. If, as a result of such evaluation, it becomes apparent that estimated costs on the non-completed contract exceeds expected revenues, a provision for estimated losses is determined.

Accrued severance benefits

Accrued severance benefits comprises total liabilities related to employees’ vested rights according to the Labor Law and Collective Agreement. Additionally, the Joint Venture accrues and pays notification leave, seniority, the additional indemnity for unjustified dismissals set forth in the Organic Labor Law and a bonus for retirement.

Transactions in foreign currency

Transactions in foreign currency are recorded at the exchange rate in effect at the date of the transaction. At the balance sheet date, assets and liabilities denominated in foreign currency are adjusted based on the exchange rate in effect at that date and the resulting difference is recorded in the statement of income (loss). As of December 31, 2004, 2003 and 2002, the exchange rate was Bs. 1,920 to U.S.$ 1.00 , Bs. 1,600 to U.S.$ 1.00 (unaudited) and Bs. 1,403 to U.S.$ 1.00 (unaudited), respectively.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Venezuela requires management to make estimates and assumptions that affect the reported amounts of the financial statements and their notes. Although these estimates are based on managements’ best knowledge of current events, actual results may differ.

Concentration of credit risk

Although DRAVICA’s cash and equivalents and accounts receivable are exposed to potential credit loss, DRAVICA does not believe such risk to be significant. Most of DRAVICA’s accounts receivable are from C.V.G. EDELCA, a company of the Bolivarian Republic of Venezuela, which does not represent a significant credit risk.

New accounting standards

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”). In December 2003, FIN 46 was replaced by FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46(R)”). FIN 46(R) clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46(R) require an enterprise to consolidate a variable interest entity if that enterprise will absorb a majority of the entity’s expected losses, is entitled to receive a majority of the entity’s expected residual returns or both. DRAVICA has immediately applied the provisions of FIN 46 and FIN 46(R) to all variable interest entities created after December 31, 2003. For all other entities, DRAVICA will begin to apply the provisions of FIN 46 and FIN 46(R) as of January 1, 2005. DRAVICA did not have variable interest entities created after December 31, 2003 and does not anticipate that the adoption of FIN 46 and FIN 46(R) will have significant effects on its financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement requires that an issuer classify financial instruments that are within its scope as a liability. Many of those instruments were classified as equity under previous guidance. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and for pre-existing instruments, is effective January 1, 2004, except for mandatorily redeemable financial instruments. For mandatorily redeemable financial instruments, this statement is effective for new or existing contracts beginning January 1, 2005. The Joint Venture does not expect that the adoption of SFAS 150 will have a significant impact on its financial statements.

3.	CASH AND CASH EQUIVALENTS

As of December 31, 2004 and 2003 the Joint Venture maintain in outstanding amounts in local banks and investments in fixed term deposits in foreign financial institutions, included in cash and cash equivalents, and U.S.$ 1,807 thousand (unaudited) (equivalent to Bs. 3,447,203 thousand), respectively, which yielded annual interest rates ranging from 0.85% to 1%, respectively.

4.	PROPERTY AND EQUIPMENT

As of December 31, property and equipment are as follows:

			2003
	2004 (In thousands)		(In thousands) (Unaudited)
Houses	Bs.	1,556,073	Bs.	1,778,369
Principal machinery		1,897,481		5,480,165
Equipments		3,208,094		5,941,374
Vehicles and trucks		1,308,896		2,346,755
Specific facilities		43,162,625		43,162,625
Other facilities		56,252		56,252
Computers		613,583		688,162
Furniture and fixtures		797,282		888,108

		52,600,286		60,341,810
Accumulated depreciation		(50,399,669)		(53,007,818)

	Bs.	2,200,617	Bs.	7,333,992

In compliance with the terms of the loan agreement entered into with Caterpillar Crédito, S.A. de C.V., the Joint Venture pledged property and equipment for Bs. 9,351 million (in historical bolivars), equivalent to approximately U.S.$ 20 million. However, in March 2004, ICA repaid the debt to Caterpillar Crédito, S.A. de C.V. in full, on behalf of DRAVICA, and property and equipment were released. See Notes 7 and 9.

5.	EQUIPMENT HELD FOR SALE

As of December 31, equipment held for sale is as follows:

			2003
	2004 (In thousands)		(In thousands) (Unaudited)
Principal machinery	Bs.	14,302,729	Bs.	56,537,573
Equipment		10,848,448		15,910,701
Vehicles		1,105,781		1,355,250

		26,256,958		73,803,524
Accumulated depreciation		(20,785,958)		(48,859,847)

	Bs.	5,471,000	Bs.	24,943,677

During 2004, the Joint Venture sold equipment held for sale for Bs. 21,984,014 thousand (see Note 12).

6.	BANK LOANS PAYABLE

As of December 31, bank loans are comprised of short-term promissory notes with local financial institutions, at market interest rates (5.85% and 28% (unaudited) at December 31, 2004 and 2003, respectively, as follows:

			2003
	2004 (In thousands)		(In thousands) (Unaudited)
Banco de Venezuela	Bs.	1,920,012	Bs.	18,807,384
Banco Guayana, C.A.		—		1,407,890

	Bs.	1,920,012	Bs.	20,215,274

7.	TRANSACTIONS AND BALANCES WITH JOINT VENTURERS

The Joint Venture is a member of a group of companies that carry out transactions with members of the group and its own Joint Venturers. The most significant transactions carried out with the Joint Venturers are as follows:

			2003		2002
	2004 (In thousands)		(In thousands) (Unaudited)		(In thousands) (Unaudited)
Revenues:
Sale of equipment	Bs.	1,193,919	Bs.	887,595	Bs.	—

Expenses:
Interest expense		1,497,607		9,540,112		10,830,034
Reimbursement of employee expenses		1,826,130		3,048,956		4,051,203
Fees to Joint Venturers		4,497,769		3,670,417		6,915,879
Administrative fees		922,881		1,296,726		2,299,908
Technical assistance		8,543		39,298		367,862
Other		11,982		93,626		117,592

	Bs.	8,764,912	Bs.	17,689,135	Bs.	24,582,478

The most significant transactions with the Joint Venturers were as follows:

Interest expense: In accordance with the agreements entered into by DRAVICA and its Joint Venturers, the Joint Venture incurs interest on outstanding loan balances payable to the Joint Venturers, calculated on the balance of outstanding loan balance at the annual Libor rate plus 3% for 2003 (unaudited) and 2002 (unaudited). For 2004, interest expense is calculated based on the net balance of distributed earnings to Joint Venturers, taking into consideration contributions and other returns on the Joint Venturers’ investment.

Expatriates’ professional fees: For the execution of the Caruachi Project, the Joint Venturers contributed personnel from each of their respective countries. The Joint Venture pays fees related to the cost of personnel, which are based on monthly rates agreed upon by the Joint Venturers.

Fees to Joint Venturers: Per the terms of the various agreements entered into with the Joint Venturers, the Joint Venture incurs fees payable to the Joint Venturers at a rate of 3% of revenues generated from the Caruachi Project, which are intended to cover the Joint Venturers’ costs and expenses.

Administrative fees: As per the Joint Venture agreement, the Joint Venture chose Dragados y Construcciones, S.A. as Project Leader and pays this Company 1% of revenues generated from the Caruachi Project.

In March 2004, Ingenieros Civiles Asociados, S.A. de C.V. entered into an acknowledgement of obligations agreement with Caterpillar Crédito, S.A. de C.V., whereby it repaid, in full, the debt owed by the Joint Venture for U.S.$ 3,737 thousand. Subsequently, Ingenieros Civiles Asociados, S.A. de C.V. charged the Joint Venture for such amount.

As of December 31, balances payable to Joint Venturers are as follows:

			2003
	2004 (In thousands)		(In thousands) (Unaudited)
Dragados y Construcciones, S.A.	Bs.	114,242,228	Bs.	109,256,720
Ingenieros Civiles Asociados, S.A. de C.V.		117,569,099		109,541,790
Constructora Vialpa, S.A.		904,718		74,622

	Bs.	232,716,045	Bs.	218,873,132

8.	ACCRUED LIABILITIES

As of December 31, accrued liabilities are as follows:

			2003
	2004 (In thousands)		(In thousands) (Unaudited)
Value added tax	Bs.	14,021,129	Bs.	3,346,792
Provision for contingencies		1,741,259		1,783,528
Labor benefits		973,690		2,012,033
Accrued severance benefits		198,736		604,697
Other		786,164		855,386

	Bs.	17,720,978	Bs.	8,602,436

9.	LONG-TERM DEBT

As of December 31, long-term debt is as follows:

		2003
	2004 (In thousands)	(In thousands) (Unaudited)
Caterpillar Crédito, S.A. de C.V.	—	Bs.	7,127,821
Current portion	—		(7,127,821)

Long-term debt	—	Bs.	—

In June 1999, the Joint Venture entered into a loan agreement with Caterpillar Crédito, S.A. de C.V. for U.S.$ 19.9 million, for the purpose of financing the investment in capital goods necessary for performance of the Caruachi Project, such as equipment and repairs. During 2004, 2003 and 2002 the debt yielded interest expense of U.S.$ 94 thousand, U.S.$ 147 thousand (unaudited), and U.S.$ 197 thousand (unaudited), respectively, calculated at the annual Libor rate plus 3.00%, payable semi-annually. Principal on the debt is payable in eight equal, semi-anually and consecutive installments. In 2003, the Joint Venture entered into an addendum to the debt agreement to repay U.S.$ 3,737 thousand (unaudited) on December 1, 2003. As of December 31, 2003, the corresponding amount was not paid. As such, in March 2004, ICA repaid the outstanding debt, in full, to Caterpillar Crédito, S.A. de C.V. of U.S.$ 3,737 thousand on behalf of the Joint Venture. See Notes 4 and 7.

10.	INCOME TAXES

Pursuant to the prevailing Venezuelan Income Tax Law, the Joint Venture, as a consortium, is not subject to income taxes, as each Joint Venturer records their respective participation in the Joint Venture’s results during each year and pays the related income tax for their portion of the participation in the Joint Venture. Consequently, the Joint Venture shall determine the net taxable income, in accordance with the provisions of this law, to be recognized by the Joint Venturers. Additionally, the Joint Venture shall file a tax return before the Venezuelan tax administration for informational purposes.

11.	ADVANCES RECEIVED

Total advances over life of the Caruachi Project paid by C.V.G. EDELCA, as per contractual terms and executed agreements, were as follows:

Date paid	Concept	Advances received
		In thousands		In thousands of
		of Bs.		U.S.$
August 1998	Advance equivalent to 7% of contract price (Agreement No. 103-31)	Bs.	3,761,090	U.S.$ 11,057
September and October 1999	Advance of Barras de Acero de refuerzo item, set forth in the construction agreement		649,766	1,893
December 1999	Advance of Encofrados item, set forth in the construction agreement		3,162,546	148
June 2000	Special advance equivalent to 3% of contract price (Addendum 1)		1,611,895	4,739
June 2000	Advance of Insurance item, set forth in the construction agreement		2,517,726	2,308
July 2001	Advance of Funds set forth in the construction agreement		-	19,940
July 2004	New agreement for advance of funds		-	5,000

		Bs.	11,703,023	U.S.$ 45,085

As of December 31, 2004 and 2003, the balance of advances received, net of offsetting payments made to C.V.G. EDELCA, amounts to Bs. 635,521 thousand and Bs. 6,274,581 thousand (unaudited), respectively.

12.	OTHER (EXPENSE) INCOME, NET

During 2004, due to the substantial progress of the work completed related to the construction agreement, the Joint Venture sold equipment and construction materials previously used in the construction of the Project, which generated a loss of Bs. 11,803 thousand, recorded in other (expenses) income in the statement of income (loss).

13.	TRANSACTIONS AND BALANCES IN FOREIGN CURRENCY

On February 5, 2003, the Venezuelan Government and the Central Bank of Venezuela through the Ministry of Finances entered into exchange agreements Nos. 1 and 2, establishing regulations for exchange controls in effect in Venezuela since that date. Exchange agreement No. 1 sets forth, among other things, that the central bank of Venezuela shall be the entity in charge of centralizing the purchase and sale of foreign currency, which shall be carried out in accordance with the conditions set forth in the agreement and the requirements, procedures and restrictions set forth by the Foreign Exchange Administration Commission (CADIVI), created by the Government of Venezuela for this purpose. Likewise, this agreement sets forth the general regulations that shall govern exchange transaction for the public sector, private sector, exports, direct foreign investment and other income.

Exchange agreement No. 2 sets forth that the exchange rate is to be fixed at Bs. 1,596 for purchases and Bs. 1,600 for sales per U.S.$ 1.00.

On February 6, 2004, the Venezuelan Government and the Central Bank of Venezuela through the Ministry of Finances entered into exchange agreement No. 2, establishing a fixed exchange rate of Bs. 1,915.20 for purchases and Bs. 1,920 for sales per U.S.$ 1.00. Additionally, the agreement establishes, among other items, that purchase and sale of foreign currency whose payment was requested from the Central Bank of Venezuela before the effective date of such agreement shall be liquidated at the exchange rates established in exchange agreement No. 2, dated February 5, 2003 (discussed above) and exchange agreement No. 3, dated February 7, 2003.

In October 2003, DRAVICA registered with CADIVI foreign private debt for U.S.$ 11,328 thousand. However, as of December 31, 2004, the Joint Venture has not registered the remaining debt, which is currently owed to the Joint Venturers, amounting to U.S.$ 127,125 thousand. Balances in foreign currencies as of December 31, 2004 are recorded at the official exchange rate of Bs. 1,920 per U.S.$ 1.00.

As of December 31, balances in foreign currency are as follows:

		2003
	2004	(In thousands)
	(In thousands)	(Unaudited)
	U.S.$	U.S.$
Assets:
Cash and cash equivalents	861	2,095
Trade accounts receivable	38,558	2,041
Advances to sub-contractors and other accounts receivable	941	2,110
Other assets	22	22

Total assets	40,382	6,268

Liabilities:
Short-term loans	1,000	7,500
Long-term debt	—	3,738
Trade accounts payable	439	5,234
Accounts payable to joint venturers	127,125	120,978
Accrued liabilities	121	69
Advances of received funds	331	3,232

Total liabilities	129,016	140,751

Excess of liabilities over assets, net	88,634	134,483

14.	COMMITMENTS AND CONTINGENCIES

The Joint Venture executed bonds amounting to U.S.$ 1,772 thousand and Bs. 46,871 thousand in favor of C.V.G. EDELCA, for one year to guarantee the compliance with the provisions of the construction agreement No. 103-31 and its addenda.

As of December, 31, 2004 and 2003, the Joint Venture has been subjected to labor claims filed by ex-employees. As it believes it is probable that it will incur amounts related to these claims, the Joint

Venture has recorded an accrual of Bs. 1,741,259 thousand and Bs. 1,783,528 thousand (unaudited), respectively, included in accrued liabilities to cover the estimated liability. See Note 8.

15.	MONETARY RESULT

The monetary result for the year included in the statement of income (loss) for the years ended December 31, is as follows:

			(Unaudited)		(Unaudited)
	2004 (In thousands)		2003 (In thousands)		2002 (In thousands)
Net monetary position at the beginning of year:	Bs.	(247,532,340)	Bs.	(309,973,686)	Bs.	(236,185,135)

Increase in monetary position		160,740,322		137,399,754		232,389,614

Decrease in monetary position		(104,264,140)		(141,389,461)		(379,032,458)

Estimated final monetary position		(191,056,158)		(313,963,393)		(382,827,979)
Actual final monetary position		(154,435,214)		(247,532,340)		(309,973,686)

Monetary result for the period	Bs.	36,620,944	Bs.	66,431,053	Bs.	72,854,293

16.	ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

DRAVICA’s financial statements are prepared in accordance with Venezuelan GAAP. Venezuelan GAAP varies in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP). However, the application of U.S. GAAP as it relates to DRAVICA, would not have affected DRAVICA’s net income (loss) for the years ended December 31, 2004, 2003 and 2002 or DRAVICA’s deficit at such dates.

However, under Venezuelan GAAP, DRAVICA presents a statement of cash flows in accordance with Statement of Accounting Principle DPC -11, which provides relevant information regarding the cash receipts and cash payments of DRAVICA for the years ended December 31, 2004, 2003 and 2002, in constant Venezuelan bolivars. For U.S. GAAP purposes, DRAVICA has provided a statement of cash flows in accordance with statement of Financial Accounting Standards No. 95, “statement of cash flows”, which presents such cash movements excluding the effects of inflation and provides supplemental cash disclosure.

17.	SUBSEQUENT EVENT

On March 2, 2005, the Government and the Central Bank of Venezuela through the Ministry of Finance entered into Exchange Agreement No. 2, establishing the official exchange rate of
Bs. 2,144.60 for purchases and Bs. 2,150 for sales per U.S.$ 1.00. Additionally, the agreement establishes, among other things, that purchases and sales of foreign currency whose payment was requested from the Central Bank of Venezuela before the effectiveness of such agreement shall be liquidated at the exchange rates established in Exchange Agreement No. 2, dated February 6, 2004 (previously discussed). The effect of this devaluation on the Joint Venture’s net liability monetary position as of December 31, 2004 represents a foreign exchange loss of Bs. 20,445,820 thousand, which shall be recorded in operations for 2005.