Form 20-F/A
period 2004-12-31
ICA CORP
filed 2005-07-28
CIK 885012

As filed with the Securities and Exchange Commission on July 28, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

     As of March, 31 2005, we had total cash and short term investments of Ps.3,031 million (expressed in constant pesos as of March 31, 2005), as compared to Ps.3,540 million as of December 31, 2004, Ps.3,889 million as of December 31, 2003 and Ps.3,261 million as of December 31, 2002. As of March 31, 2005, we held 78% of our total cash and short-term investments through less-than-wholly owned subsidiaries (57% in ICA-Fluor, 20% in CIISA and 1% in Rodio Cimentaciones Especiales S.A. and Kronsa Internacional S.A., our Spanish construction subsidiaries, which we refer to as Rodio/Kronsa). The remainder of our total cash and short-term investments (Ps.631 million (expressed in constant pesos as of March 31, 2005)) was held at the parent company or in other operating subsidiaries. The use of cash and cash equivalents by ICA-Fluor, CIISA or Rodio/Kronsa requires the consent of the other shareholders, which are the Fluor Corporation, in the case of ICA-Fluor, La Peninsular Compañia Constructora, S.A. de C.V., Power Machines-ZTL, LMZ, Electrosila and Energomachtexport S.A. in the case of CIISA and Soletanche Bachy Group, in the case of Rodio/Kronsa. At March 31, 2005, we had unrestricted access to Ps.649 million of our cash and cash equivalents.

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

     The amount of backlog is not necessarily indicative of our future revenues related to the performance of such work. Although backlog represents only business that is considered to be firm, there can be no assurance that cancellations or scope adjustments will not occur. As of March 31, 2005, Ps.3,841 million or 19% of our construction backlog as of March 31, 2005 was related to the El Cajon hydroelectric project, which we expect to complete in 2007, and Ps.7,549 million or 38% of our construction backlog as of March 31, 2005 was related to a contract with Pemex for the reconfiguration of Package II of the Minatitlan refinery for Pemex, including auxiliary services, wastewater treatment and integration works at the facility, which we expect to complete in 2008. We refer to this project as Package II of the Minatitlan refinery project. We cannot assure you that we will secure contracts equivalent in scope and duration to replace the backlog. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Construction—Construction Backlog.”

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

     Since 1947, we have considerably expanded and diversified our construction and related businesses. In the past, our business strategy had been to strengthen and expand our core construction business, while diversifying our sources of revenue. In particular, the Mexican economic crisis triggered by the peso devaluation in 1994 led us to seek new opportunities in related businesses in Mexico and in construction businesses outside of Mexico, notably Latin America. In recent years, however, we restructured our operations to improve our financial position and liquidity. As part of this restructuring, we focused on our core construction business, which in 2004 accounted for approximately 88% of our revenues, and sold non-core assets, including a number of infrastructure projects. We used the proceeds from such sales to repay debt. In addition, we discontinued our commercial real estate operations through the sale of our commercial real estate assets. As our financial position and liquidity have improved in 2004 and 2005, we intend to continue to diversify our sources of revenues by taking advantage of selected growth opportunities in businesses that we believe complement our core construction business. In particular, we intend to increase our participation in the low-income housing development business and to grow our infrastructure operations under concession arrangements.

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

     The capital increase concluded on January 9, 2004, and all of the new shares offered in the capital increase were subscribed for. Upon conclusion of the capital increase on January 9, 2004, 1,243,492,681 shares had been subscribed for, resulting in total proceeds from the capital increase of Ps.2,580 million. During 2004, we used the net proceeds of the capital increase (including interest earned on the proceeds) towards:

•	repayment of a portion of our indebtedness (Ps.890 million);

•	repurchasing, paying interest on and repayment of principal of our outstanding convertible subordinated debentures on March 15, 2004 (Ps.1,120 million);

•	our working capital needs (Ps.397 million); and

•	employee severance payments (Ps.257 million).

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

     In 2004 we sold a residential landlot in Ahuatepec, Morelos for U.S.$2.6 million; our interest in a parking facility concessionaire for U.S.$5.3 million; our remaining interest in Almacenadora Sur, S.A. de C.V., Organización Auxiliar del Credito, or Alsur, and ICA Operacion Tecnica y Administrativa, or ICAOTA, for U.S.$672,000 in cash at closing with the balance (U.S.$3.9 million) of the purchase price (U.S.$4.5 million) to be paid upon the occurrence of certain events, a landlot with 10 buildings and 120 apartments for Ps.4.0 million (U.S.$359,000 of which was paid in cash at closing with the balance of the purchase price consisting of the assumption of indebtedness); and a commercial landlot in Hermosillo, Sonora for U.S.$2.65 million.

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

     In recent years, however, our construction contracts have been increasingly of the fixed price or not-to-exceed type, which generally do not provide for adjustment except under certain circumstances for inflation or as a result of errors in the contract’s specifications, or mixed price contracts in which a portion of the contract is at fixed price and the rest at unit prices. Examples of mixed price projects in which we are currently involved include the El Cajon hydroelectric project in the Civil Construction segment and the Minatitlan contract with Pemex in the Industrial Construction segment. Fixed price and not-to-exceed contracts accounted for approximately 65% of our construction backlog as of December 31, 2004, 80% of our construction backlog as of December 31, 2003 and 77% of our construction backlog as of December 31, 2002. We expect that, because of conditions attendant to financing arrangements, future concession-related, infrastructure and industrial construction contracts will not permit an adjustment of the contract price for additional work done due to incorrect contract specifications.

     We earn a significant portion of our construction revenues under contracts whose prices are denominated in currencies other than Mexican pesos, substantially all of which are of the fixed price, mixed price or not-to-exceed type. Approximately 86% of the contracts awarded to us in 2004 (based on the contract amount) were foreign currency-denominated. Approximately 72% of our construction backlog as of December 31, 2004, represented foreign currency-denominated contracts. Substantially all of our foreign-currency denominated contracts are denominated in U.S. dollars, except for contracts entered into by our CPC-Rodio segment, which are denominated in Euros.

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

     The Industrial Construction segment’s contract awards in 2004 totaled approximately Ps.14,357 million (approximately U.S.$1,287 million) and included projects such as:

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

     We were awarded contracts totaling Ps.20,246 million (approximately U.S.$1,815 million) in 2004. See note 8 to our financial statements. Approximately 3% of our backlog as of December 31, 2004 related to projects outside Mexico (as compared to 3% as of December 31, 2003) and approximately 72% of our backlog as of December 31, 2004 was denominated in foreign currencies

(principally U.S. dollars) (as compared to 91% as of December 31, 2003). Of our backlog as of December 31, 2004, 22% was attributable to the El Cajon hydroelectric project and 36% to Package II of the Minotitlan refinery project. At December 31, 2004, contracts with a value exceeding U.S.$500 million accounted for 36% of our total backlog, contracts with a value ranging from U.S.$50 million to U.S.$500 million accounted for 55% of our total backlog, and contracts with a value of less than U.S.$50 million accounted for 9% of our total backlog.

     The amount of backlog is not necessarily indicative of our future revenues related to the performance of such work. Although backlog represents only business that is considered to be firm, there can be no assurance that cancellations or scope adjustments will not occur.

     In certain instances, we have guaranteed completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any such schedule or performance requirements could result in costs that exceed projected profit margins, including penalties of up to 20% of the contract price. Fixed price and not-to-exceed contracts accounted for approximately 65% of our construction backlog as of December 31, 2004. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Construction—Construction Backlog.”

Infrastructure Operations

     We have participated in a broad range of infrastructure projects throughout our history. As a result, we have significant experience in the construction, financing and operation of various infrastructure projects. During the 1990s, we were one of the largest owners and operators of toll roads in Mexico. We also operated transportation, water and waste management projects, as well as storage terminals, port facilities, railways and parking lots, among others. We participated in infrastructure operations as part of our overall strategy to diversify our sources of revenues and to stabilize our cash flow generation.

     Many of these infrastructure projects, however, were sold in recent years as part of our financial restructuring. In this context, we focused on our construction activities and used the proceeds from sales of other assets, including those related to our infrastructure projects, to improve our liquidity and reduce our indebtedness.

     Beginning in 2004, our financial performance and liquidity has improved and, as a result, we have sought to increase our infrastructure operations to diversify our sources of revenues and stabilize our cash flow. We are currently considering investing in infrastructure projects under concession arrangements in a number of fields, including toll roads, railroads and airports.

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

     GACN holds concessions to operate, maintain and develop 13 airports in the Central and Northern regions of Mexico. Each of its concessions has a term of 50 years beginning in 1998. GACN’s 13 airports include Monterrey International Airport, Acapulco, Mazatlán, Culiacán, Zihuatanejo and Chihuahua, among others. Monterrey International Airport ranked as the fourth busiest airport in Mexico based on commercial aviation passenger traffic, according to data published by the Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil) in 2004.

     In 2004, GACN recorded revenues of Ps.1,196 million, operating income of Ps.370 million and net income of Ps.276 million. At December 31, 2004, GACN had total assets amounting to Ps.7,216 million and no financial indebtedness. The airports operated by GACN handled approximately 10.6 million passengers in 2004. The substantial majority of GACN’s revenues are derived from providing aeronautical services, which generally are related to the use of GACN’s airport facilities by airlines and passengers. GACN’s revenues from aeronautical services are subject to a price regulation system established by the Mexican Ministry of Communications and Transportation. GACN’s current maximum rates for aeronautical services are scheduled to expire in December 2005, and it expects new rates to be approved in the fourth quarter of 2005 with respect to the five year period from 2006 to 2010. GACN also derives revenue from non-aeronautical activities, which principally relate to the commercial activities carried out at its airports, such as the leasing of space to restaurants and retailers. GACN’s revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation.

     Concurrently with the Mexican government’s sale of a 15% interest in GACN to SETA in 2000, SETA entered into a fifteen-year technical assistance agreement with GACN. Under the technical assistance agreement, SETA provides management and consulting services and transfers industry expertise and technology to GACN in exchange for a fee, which is SETA’s main source of revenue. In 2004, SETA recorded revenues of Ps.35 million and operating income of Ps.25 million. At December 31, 2004, SETA’s total outstanding debt amounted to Ps.141 million. SETA has pledged its fees under the technical assistance agreement to secure its repayment obligations under this loan.

     On June 14, 2005, SETA notified Nacional Financiera, S.A., or NAFIN, of its intent to acquire an additional 36% interest in GACN from NAFIN on the terms of an option to purchase such interest granted to SETA in 2000, subject to certain conditions, including satisfactory financing and certain payment terms. The notice was also conditioned on SETA's assignment of the option to us or our affiliate Aeroinvest. This option was exercisable for one year from the fourth anniversary of the privatization (i.e., from June 14, 2004 through June 14, 2005) if GACN had not conducted an initial public offering of its shares at such time. The exercise price of the option is approximately U.S.$203 million. Our affiliate, Aeroinvest, is currently in negotiations with several parties to secure financing for this possible acquisition. Funds for this transaction are expected to be comprised of bank loans (which are expected to be on a non-recourse basis to us) and, to a lesser extent, equity contributions from us and from several of our shareholders. There can be no assurance that the acquisition will be consummated or that it will be consummated on the terms described above. In addition, although we may consider further increasing, directly or indirectly, our participation in GACN following this acquisition we cannot assure you that, if we decide to do so, we will be able to consummate any further acquisition of interests in GACN.

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

     Approximately 3% of our backlog as of December 31, 2004 related to projects outside Mexico (as compared to 3% as of December 31, 2003) and approximately 72% of our backlog as of December 31, 2004 was denominated in foreign currencies (principally U.S. dollars) (as compared to 91% as of December 31, 2003).

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

     Total revenues increased by 32% in 2004, from Ps.9,903 million to Ps.13,098 million. This increase was primarily attributable to the 37% increase in revenues from the Construction segments and a 29% increase in revenue in our Real Estate and Housing segment. The increase in construction revenues in 2004 was mainly the result of work executed for the El Cajon hydroelectric project, the Iztapalapa hospital in Mexico City, the Toluca airport and several projects undertaken by Rodio/Kronsa in Spain. The increase in revenue from the Real Estate and Housing segment was primarily a result of a 31% increase in the number of houses that were built and sold by the Housing division of the Real Estate and Housing segment.

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

     In 2004, our operating income was Ps.520 million, compared to Ps.43 million in 2003. In 2004, the construction segments reported operating income of Ps.406 million, as compared to an operating loss of Ps.22 million in 2003. The improvement in operating income was primarily attributable to increased revenues and higher margins in our Construction segment and, to a lesser extent, to increased revenues in the Real Estate and Housing segment, which resulted from a 31% increase in the number of houses that were built and sold by the Housing division of the Real Estate and Housing segment. Operating results in the Industrial Construction segment in 2004 reflected the absence of cost overruns associated with the construction of the Altamira III & IV combined cycle plant for Iberdrola, the Campeche thermoelectric plant for Transalta and in the AES Andres power plant in the Dominican Republic, reflecting our focus on controlling costs. The overruns adversely affected our operating results in 2003.

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

     Financing Cost, Net

     The following table sets forth the components of our comprehensive financing results for each year in the three-year period ended December 31, 2004.

	Year Ended December 31,
	2004		2003		2002
	(Millions of Mexican pesos)
Interest expense(1)	Ps.	320	Ps.	553	Ps.	646
Interest income		(244)		(144)		(187)
Exchange (gain) loss, net		(29)		66		175
(Gain) on monetary position		(60)		(90)		(142)
Financing (income) cost, net	Ps.	(12)	Ps.	385	Ps.	492

(1)	Does not include interest expense attributable to the El Cajon hydroelectric project, which is reported as a part of cost of sales. Interest expense related to the El Cajon hydroelectric project was U.S.$40.8 million in 2004 and U.S.$11.4 million in 2003.

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

     Our liquidity improved substantially in late 2003 and early 2004 as a result of a capital increase that commenced in the fourth quarter of 2003. The capital increase concluded on January 9, 2004, and resulted in total proceeds to us of Ps.2,580 million. During 2004, we applied proceeds of the capital increase (including interest earned on the proceeds) towards:

•	repayment of a portion of our indebtedness (Ps.890 million);

•	repurchasing, paying interest on and repayment of principal of our convertible subordinated debentures; which matured on March 15, 2004 (Ps.1,120 million);

•	our working capital needs (Ps.397 million); and

•	employee severance payments (Ps.257 million).

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

     Cash and cash equivalents at year-end 2004 included Ps.1,920 million of cash and cash equivalents (representing 54% of our cash and cash equivalents) held by ICA-Fluor, and Ps.111 million of cash and cash equivalents (representing 3% of our cash and cash equivalents) held by Rodio. The use of cash and cash equivalents by ICA-Fluor or Rodio/Kronsa requires the consent of the other shareholders in each such subsidiary, which are the Fluor Corporation in the case of ICA-Fluor and the Soletanche Bachy Group in the case of Rodio.

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

     As of March 31, 2005, some of our assets were pledged to issuers of letters of credit, including Ps.229 million of cash and cash equivalents. We have pledged some of our assets to a number of Mexican banks, including Bancomext, Banorte and Casa de Bolsa Inbursa in order to secure letters of credit from each of these banks. The assets we have pledged include: dividends payable to us by Aeroinvest; construction machinery and equipment owned by Ingenieros Civiles Asociados, S.A. de C.V.; cash held by CICASA; a portion of the cash held by ICA-Fluor; the portion of cash flow that represents free cash flow from Corredor Sur and from the Acapulco tunnel; an office building located at Mineria No. 130, Mexico City; real property assets of our subsidiary, PRET, S.A.; and our holdings in Dicomex and ICA Panama. We expect that most of the assets securing letters of credit will remain pledged until the letters of credit secured by these assets expire. At March 31, 2005, we had unrestricted access to Ps.649 million of our cash and cash equivalents, compared to Ps.631 million at December 31, 2004.

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

Other Debt

     In the third quarter of 2002, we restructured Ps.157 million of our debt with BBVA Bancomer by entering into three new secured loan agreements. As of March 31, 2005, the total outstanding amount of these secured loans had been repaid using the proceeds from the sale of real estate in Hermosillo and Queretaro and a portion of the proceeds from the capital increase in 2003 and 2004.

     During 2003 and 2004, we transferred payment obligations of three of our affiliates to Ingenieros Civiles Asociados, S.A. de C.V., or ICASA, and CICASA in connection with amounts owed to Caterpillar, Inc. A U.S.$3.7 million obligation was transferred from Dravica to ICASA, a U.S.$1.8 million obligation was transferred from ICA Panama to ICASA and a U.S.$5.0 million obligation was transferred from CPC to CICASA. In each case the terms and conditions of the obligations remained the same. As of June 27, 2005, the total outstanding amount owed to Caterpillar was U.S.$5.5 million.

     In 2001, AES Andres awarded to us a contract for the engineering, procurement and construction of a 305 megawatt combined cycle power generating plant in the Dominican Republic. In 2002, we lent U.S.$12 million at an interest of LIBOR plus 8% to our client AES Andres for the completion of the power plant. As of June 21, 2005, the balance of this loan remains unpaid.

Casa de Bolsa Inbursa Credit Agreement

     As of March 31, 2005, we repaid in full and obtained the release of pledged assets in connection with a ten-year secured credit agreement with Casa de Bolsa Inbursa in an amount of Ps.1,336 million entered into in December 2002. The loan’s initial interest rate was 14.5% increasing by 90 basis points each year up to a maximum interest of 22.6%. In August 2004, we sold our holdings in Alsur and used proceeds from this sale to repay a portion of the Casa de Bolsa Inbursa loan, as required by the credit agreement governing this loan. In 2003, we applied a portion of the proceeds of the sales of the Veracruz grain terminal and Solaqua to prepay a portion of this loan. In addition, during the first quarter of 2004, we applied a portion of the proceeds of the capital increase to prepay a portion of this loan. See “Item 4. Information on the Company—History and Development of the Company—Capital Increase.”

Additional Sources and Uses of Funds

     From February 1999 through December 2004, we sold U.S.$773 million of assets including U.S.$19 million in 2004. A substantial portion of these assets were sold as part of a non-core asset divestment program.

     In 2004 we sold a residential landlot in Ahuatepec, Morelos for U.S.$2.6 million; our interest in a parking facility concessionaire for U.S.$5.3 million; our remaining interest in Alsur and ICAOTA, for U.S.$672,000 in cash at closing with the balance (U.S.$3.9 million) of the purchase price (U.S.$4.5 million) to be paid upon the occurrence of certain events); our remaining interest in a landlot with 10 buildings and 120 apartments for Ps.4.0 million (U.S.$359,000 of which was paid in cash at closing with the balance of the purchase price consisting of the assumption of indebtedness); and a commercial landlot in Hermosillo, Sonora for U.S.$2.65 million.

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

Reduction in the Amount of Executive Compensation

     We have implemented a plan that is aimed at reducing the amount of executive compensation that we pay. As part of this plan, we terminated a number of our executives, after making required severance payments. We subsequently rehired a number of these executives at a reduced base salary. In 2004, we expensed approximately Ps.257 million (nominal value) of severance payments, of which Ps.187 million (nominal value) was attributable to severance payments made to senior management. We expect that the implementation of this plan will result in future cost savings.

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

     The concession agreement provides for our compensation in part by the right to retain the revenue derived from the operation of the highway and in part by the development and sale of certain land and marine-fill areas received as part of our consideration from the Panamanian government. As of December 31, 2004, we had developed and sold 99% of the properties we have received from the Panamanian government, the proceeds of which were used to finance construction of the highway and repay loans incurred to finance the real estate portion of the project. Under the concession agreement, the estimated net revenues from the sale of these properties are U.S.$85 million.

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

	Mexican Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2000	5.25	1.69	3.25	0.94
2001	4.75	1.70	2.98	1.00
2002	4.65	0.89	3.10	0.55
2003	2.60	1.01	1.91	0.75
2004	4.35	2.79	2.45	1.52

     The following table sets forth, for the periods indicated, the reported high and low sales prices for our shares on the Mexican Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange.

	Mexican Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2003
First Quarter	1.55	1.01	1.20	0.75
Second Quarter	1.98	1.44	1.60	1.40
Third Quarter	1.71	1.41	1.32	1.02
Fourth Quarter	2.60	1.47	1.91	1.06
2004
First Quarter	3.91	2.79	2.16	1.52
Second Quarter	4.18	3.44	2.38	1.82
Third Quarter	3.88	3.00	2.08	1.59
Fourth Quarter	4.35	3.75	2.45	2.00
2004
December	4.35	3.97	2.45	2.10

2005
January	4.31	4.07	2.33	2.19
February	4.68	4.34	2.57	2.34
March	4.90	4.20	2.70	2.23
April	4.36	3.95	2.33	2.09
May	4.36	4.08	2.39	2.21
June (through June 23)	4.50	4.31	2.53	2.36

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

Foreign Currency Risk

     Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the dollar. In 2004, approximately 73% of our consolidated revenues were denominated in foreign currencies. We estimate that approximately 65% of our consolidated costs and expenses are denominated in Mexican pesos. The majority of revenues and expenses of Rodio/Kronsa are denominated in Euros, so we believe we have a natural hedge for our exposure to exchange rate risk associated with our euro-denominated contracts. As of December 31, 2004 and 2003, approximately 72% and 91%, respectively, of our construction backlog was denominated in foreign currencies and approximately 94% and 86%, respectively, of our accounts receivable were denominated in foreign currencies. In addition, as of December 31, 2004 and 2003, approximately 79% and 59%, respectively, of our indebtedness was denominated in foreign currencies, and approximately 73% and 69%, respectively, of our foreign currency denominated revenues are denominated in U.S. dollars. As of December 31, 2004 and 2003, approximately 50% and 26%, respectively, of our consolidated financial assets were denominated in foreign currencies, with the balance denominated in Mexican pesos. Decreases in the value of the Mexican peso relative to the dollar will increase the cost in Mexican pesos of our foreign currency denominated costs and expenses and of the debt service obligations with respect to our foreign currency denominated indebtedness. A depreciation of the Mexican peso relative to the dollar will also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased. We do not have any financial instruments in place to hedge for foreign currency risk.

Sensitivity Analysis Disclosure

     In 2003 and 2004, a hypothetical, instantaneous and unfavorable 10% change in currency exchange rate would have resulted in additional interest expense of approximately Ps.18 million per year and Ps.36 million per year, respectively. Such a change would have also resulted in an estimated foreign exchange loss of approximately Ps.129 million and Ps.4, respectively, reflecting the increased value in Mexican pesos of our foreign currency denominated indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% fluctuation in exchange rates affecting the foreign currencies in which our indebtedness is denominated.

     A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial assets and liabilities held at December 31, 2004 and December 31, 2003 would have resulted in additional net financing expense of approximately Ps.34 million per year and Ps.54 million per year, respectively. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category.

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

Item 19. Exhibits

1.1	Amended and restated bylaws (estatutos sociales) of Empresas ICA, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File No. 1-11080).

1.2	Amended and restated bylaws (estatutos sociales) of ICA-Fluor, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File No. 1-11080).

2.1	Depositary Agreement dated April 1, 1992, as amended and restated as of June 30, 1997, among Empresas ICA Soiedad Controladora, S.A. De C.V., the Bank of New York, as Depositary and Holders of American Depositary Receipts (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File No. 1-11080).

2.2	Credit Agreement dated February 26, 2004, between Constructora Internacional de Infraestructura, S.A. de C.V., as Borrower and West LB AG, New York Branch, as Facility Administrative Agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

2.3	Common Agreement dated February 26, 2004, between Constructora Internacional de Infraestructura, S.A. de C.V., as Borrower, West LB AG, New York Branch, as Intercreditor Agent and Facility Administrative Agent, Citibank, N.A., as Note Trustee, Banco Santander Central Hispano, S.A., New York Branch, as Offshore Collateral Agent and Banco Santander Mexicano, S.A., as Onshore Collateral Agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

2.4	Sponsor Guarantee Agreement dated February 26, 2004 by Empresas ICA, Sociedad Controladora, S.A. de C.V., in favor of Banco Santander Central Hispano, S.A., New York Branch, as Offshore Collateral Agent for the benefit of the Secured Parties under the Common Agreement (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

2.5	Mexican Stock Pledge Agreement dated as of February 26, 2004 by and among Promotora E Inversora Adisa, S.A. de C.V., La Peninsular Compañia Constructora, S.A. de C.V. and Ingenieros Civiles Asociados. S.A. de C.V., as Pledgors and Banco Santander Mexicano, S.A., as Onshore Collateral Agent on behalf and for the benefit of the Secured Parties, as Pledgee, with the appearance of Constructora Internacional de Infraestructura, S.A. de C.V. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

2.6	Borrower Pledge Agreement dated February 26, 2004 by and between Constructora Internacional de Infraestructura, S.A. de C.V., as Pledgor, and Banco Santander Mexicano, S.A., as Onshore Collateral Agent on behalf and for the benefit of the Secured Parties, as Pledgee (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

2.7	Depositary Agreement dated February 26, 2004, between Constructora Internacional de Infraestructura, S.A. de C.V., as Borrower, West LB AG, New York Branch, as Facility Administrative Agent, Citibank, N.A., as Note Trustee, Banco Santander Central Hispano, S.A., New York Branch, as Offshore Depositary Bank, and Banco Santander Mexicano, S.A., as Onshore Collateral Agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

2.8	Security Agreement dated February 26, 2004 made by Constructora Internacional de Infraestructura, S.A. de C.V. to Banco Santander Central Hispano, S.A., New York Branch, as Offshore Collateral Agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

2.9	Note Indenture dated February 26, 2004 between Constructora Internacional de Infraestructura, S.A. de C.V., as Issuer and Citibank, N.A., as Note Trustee (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

2.10	Noteholder Depositary Agreement dated February 26, 2004 among Constructora Internacional de Infraestructura, S.A. de C.V., as Issuer, Citibank, N.A., as Note Trustee, and Citibank, N.A., as Noteholder Depositary Bank (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

2.11	Noteholder Security Agreement dated February 26, 2004 made by Constructora Internacional de Infraestructura, S.A. de C.V., as Issuer and Citibank, N.A., as Note Trustee (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

3.1	Management Trust Agreement dated April 8, 1992, as amended on April 30, 2000 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000) (File No. 1-11080).

3.2	CPO Trust Agreement dated May 28, 1997 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 1996) (File No. 1-11080).

4.1	Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2002).

4.2	First Clarification Memorandum, dated July 17, 2003, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

4.3	Second Clarification Memorandum, dated October 8, 2003, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

4.4	First Amendment, dated July 4, 2003, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

4.5	Second Amendment, dated September 10, 2003, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

4.6	Third Amendment, dated September 30, 2004, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation)(File No. 1-11080) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File No. 1-11080).

4.7	Fourth Amendment, dated March 31, 2005, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation)(File No. 1-11080) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File No. 1-11080).

8.1	Significant subsidiaries (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File No. 1-11080).

11.1	Code of ethics (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

     Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to our long-term debt, none of which authorizes securities or results in an incurrence of debt in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the SEC requests.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Empresas ICA, S.A. de C.V.
By:	/s/ Jose Luis Guerrero Alvarez
	Name:	Jose Luis Guerrero Alvarez
	Title:	Chief Financial Officer

Date: July 28, 2005

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