Form 20-F
period 2005-12-31
ICA CORP
filed 2006-07-17
CIK 885012

As filed with the Securities and Exchange Commission on July 17, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

Annual Report Pursuant to Section 13 or
15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2005

Commission File Number 1-11080

EMPRESAS ICA, S.A. de C.V.
(Exact name of Registrant as specified in its charter)

THE ICA CORPORATION
(Translation of Registrant’s name into English)

Mexico
(Jurisdiction of incorporation or organization)

Mineria No. 145
Edificio Central
11800 Mexico City
Mexico
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class:	on Which Registered

Ordinary Shares, without par value	New York Stock Exchange*
Ordinary Participation Certificates, or CPOs, each representing one Share	New York Stock Exchange*
American Depositary Shares, evidenced by American Depositary Receipts, or ADSs, each representing twelve CPOs	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Shares of common stock, without par value:

402,657,260

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☑           Accelerated Filer ☐          Non-accelerated Filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐     Item 18  ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

i

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

SELECTED FINANCIAL DATA

Our financial statements are prepared in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 28 to our financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our net income and total stockholders’ equity.

We publish our financial statements in Mexican pesos. Pursuant to Mexican GAAP, our financial statements included in this report and financial data for all periods throughout this annual report, unless otherwise indicated, have been restated in constant Mexican pesos as of December 31, 2005.

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.10.6275 to U.S.$1.00, the noon buying rate for Mexican pesos on December 30, 2005 as published by the Federal Reserve Bank of New York. On June 20, 2006 the Federal Reserve noon buying rate was Ps.11.46 to U.S.$1.00.

The term “billion” as used in this annual report means 1,000 million. Certain amounts in this annual report may not total due to rounding.

Unless otherwise noted herein, all share and per share data in this annual report have been adjusted for all periods presented to reflect the 6:1 reverse stock split that we undertook in December 2005. See “Item 4. Information on the Company — History and Development of the Company — Reverse Stock Split.”

References in this annual report to “UDI” are to Unidades de Inversion, a Mexican peso currency equivalent indexed for Mexican inflation. UDIs are units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the Mexican National Consumer Price Index, or NCPI. As of December 31, 2005, one UDI was equal to approximately Ps.3.637532.

Our financial statements were prepared giving effect to Bulletin B-10, Bulletin B-12, and Bulletin B-15 issued by the Mexican Institute of Public Accountants. Generally, Bulletin B-10 is designed to provide for the recognition of the effects of inflation by requiring us to record gains or losses in purchasing power from holding monetary liabilities or assets and to restate to constant Mexican pesos as of the date of the most recent balance sheet presented:

•	non-monetary assets using the NCPI,

•	alternatively non-monetary assets of foreign origin may be restated using the consumer price index of the country of origin applied to the historical cost of the asset denominated in the relevant foreign currency and then translated into Mexican pesos at the exchange rate in effect at the most recent balance sheet date, and

•	non-monetary liabilities using the NCPI. Bulletin B-10 requires the restatement of all financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented.

Bulletin B-12 requires that the statement of changes in financial position reconcile changes from the restated historical balance sheet to the current balance sheet. Bulletin B-15 allows that prior period financial statements be restated using a weighted average multiplier that reflects the NCPI for our Mexican operations and the inflation and currency exchange rate in the countries where our foreign subsidiaries operate for our foreign operations.

The difference between inflation accounting under Mexican GAAP and U.S. GAAP is not required to be included in the reconciliation to U.S. GAAP. See note 28 to our financial statements.

Note 28 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to our company, together with a reconciliation to U.S. GAAP of net income and stockholders’ equity. As is described in note 28(a) to our audited consolidated financial statements, all of the financial information under U.S. GAAP in this annual report presented for years prior to 2005 has been restated to reflect the presentation of ICA Fluor Daniel, S. de R.L. de C.V. (“ICA-Fluor”) under the proportionate gross consolidation method. Previously, we presented ICA-Fluor as a consolidated subsidiary for purposes of our U.S. GAAP reconciliation. We have determined that ICA-Fluor should be presented using the proportionate gross consolidation method because we do not exercise unilateral control over this subsidiary. This restatement does not affect net income or stockholders’ equity under U.S. GAAP for the relevant periods. We continue to present ICA-Fluor as a consolidated subsidiary for purposes of Mexican GAAP.

In addition, as described in note 28(b) to our audited consolidated financial statements, on January 1, 2005, we adopted Mexican GAAP Bulletin D-3, “Labor Obligations,” which we refer to as Bulletin D-3. Bulletin D-3 relates to the recognition of the liability for severance payments due to termination of the work relationship for reasons other than restructuring and requires treatment similar to that required by U.S. GAAP accounting standard SFAS No. 112, “Employers’ Accounting for Postemployment Benefits,” which has been effective since 1994. As a result, we have restated our 2004 and 2003 U.S. GAAP reconciliation to recognize a liability for severance payments in those years in accordance with this accounting principle.

The following tables present our selected consolidated financial information and that of our subsidiaries for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes to our financial statements.

	2005		2005		2004		2003		2002		2001
	(Millions		(Thousands of Mexican pesos, except per share and per ADS data)
	of U.S.
	dollars)(1)

Income Statement Data:
Mexican GAAP:
Total revenues	U.S. $	1,732	Ps.	18,404,898	Ps.	13,118,073	Ps.	9,917,518	Ps.	9,028,330	Ps.	11,107,865
Gross profit		217		2,308,146		1,647,503		991,921		1,264,969		758,443
Selling, general and administrative expense		118		1,253,169		1,124,533		949,214		1,096,057		1,638,686
Operating income (loss)		99		1,054,977		522,970		42,707		168,912		(880,242)
Financing cost, (income) net		11		112,290		(12,461)		385,663		492,692		580,278
Other (income) expense, net(2)		(14)		(148,875)		15,870		285,092		244,946		3,418,635
Income tax(3)		32		344,574		510,722		344,196		583,600		245,158
Share in income (loss) of affiliated companies		9		97,750		175,071		(173,312)		(142,385)		(63,365)
Income (loss) from continuing operations(5)		71		749,287		156,014		(1,148,866)		(1,349,016)		(5,161,892)
Income (loss) from discontinued operations(5)		—		—		—		—		—		295,664
Consolidated net income (loss)		71		749,287		156,014		(1,148,866)		(1,349,016)		(4,866,228)
Net income (loss) of minority interest		23		247,562		63,159		(38,849)		146,957		212,647
Net income (loss) of majority interest		47		501,725		92,855		(1,110,017)		(1,495,974)		(5,078,876)
Net earnings (loss) per share of majority interest from continuing operations(6)		—		1.45		0.30		(9.59)		(14.44)		(49.19)
Net earnings (loss) per share of majority interest from discontinued operations(6)		—		—		—		—		—		0.16
Net earnings (loss) per share of majority interest(6)		—		1.45		0.30		(9.59)		(14.44)		(49.03)
Net income (loss) per ADS of majority interest(6)		—		8.67		1.80		(57.54)		(86.64)		(294.15)
Diluted earnings (loss) per share of majority interest(6)		—		1.45		0.30		(9.59)		(14.44)		(49.03)
Diluted earnings (loss) per ADS of majority interest(6)		—		8.67		1.80		(57.54)		(86.64)		(294.15)
Weighted average shares outstanding (000s):
Basic(6)		—		347,127		310,177		115,751		103,594		103,594
Diluted(6)		—		347,127		310,177		115,751		103,594		103,594

	2005		2005		2004		2003		2002		2001
	(Millions		(Thousands of Mexican pesos, except per share and per ADS data)
	of U.S.
	dollars)(1)

U.S. GAAP:
Total revenues(4)		1,377		14,628,835		11,058,794		7,925,495		6,142,594		7,617,125
Operating income (loss)(4)(8)		74		784,942		481,841		(57,709)		(363,135)		(4,415,659)
Income (loss) from continuing operations(4)(5)(9)		44		463,365		(42,028)		(1,133,735)		(1,534,644)		(4,405,269)
Income (loss) from discontinued operations(4)(5)		—		—		61,551		(26,116)		94,469		(257,292)
Consolidated net income (loss)		44		463,365		19,523		(1,159,851)		(1,440,175)		(4,662,561)
Basic earnings (loss) per share from:
Continuing operations(6)		—		1.33		(0.14)		(8.88)		(13.07)		(37.51)
Discontinued operations(6)		—		—		0.20		(0.20)		0.80		(2.19)
Basic income (loss) per share(6)		—		1.33		0.06		(9.08)		(12.26)		(39.70)
Basic earnings (loss) per ADS(6)		—		8.01		0.38		(60.12)		(83.41)		(270.04)
Diluted earnings (loss) per share(6)		—		1.33		0.06		(9.08)		(12.26)		(39.70)
Diluted loss per ADS(6)		—		8.01		0.38		(60.12)		(83.41)		(270.04)
Weighted average shares outstanding (000s):
Basic		—		347,127		310,030		127,689		117,449		117,449
Diluted		—		347,510		310,030		127,689		117,449		117,449
Balance Sheet Data:
Mexican GAAP:
Total assets	U.S. $	2,914	Ps.	30,971,021	Ps.	20,772,536	Ps.	16,526,345	Ps.	16,015,291	Ps.	21,045,764
Long-term debt(10)		940		9,988,703		6,370,129		3,338,653		4,431,634		4,444,988
Capital stock		696		7,395,435		9,060,586		8,554,092		6,762,949		6,883,878
Total stockholders’ equity		1,207		12,829,167		6,038,398		5,553,387		4,347,882		6,091,880
U.S. GAAP:
Total assets		2,757		29,303,207		19,137,347		15,310,597		14,510,881		18,781,357
Long-term debt(10)		940		9,988,703		6,572,396		3,496,181		4,428,608		4,363,510
Capital stock		696		7,395,435		9,060,585		8,825,705		7,082,044		7,208,679
Total stockholders’ equity		780		8,290,323		5,542,017		5,225,017		4,061,404		5,719,091
Other Data:
Mexican GAAP:
Capital expenditures		94		994,740		1,068,039		643,926		188,499		294,293
Depreciation and amortization		69		730,355		923,684		572,442		463,085		1,396,583
Inflation Data:
Change in consumer price index		—		3.33		5.19		5.19		3.97		5.70
Restatement factor		—		0.15		3.64		3.64		8.95		7.59

(1)	Except share and inflation data. Amounts stated in U.S. dollars as of and for the year ended December 31, 2005 have been translated at a rate of Ps.10.6275 = U.S.$1.00 using the Federal Reserve noon buying rate on December 30, 2005. See “— Exchange Rates.”

(2)	Includes for 2005 gain of purchase and sales of investments of Ps. 79 million and other expense of Ps.53 million relating to gain from sale of clains rights. Includes for 2004 other expense of Ps.32 million relating to severance costs and a Ps.166 million reversal of an impairment charge related to a concession. Includes for 2003 other expense of Ps. 49 million relating to severance costs, Ps.126 million in costs associated with the curtailment of the pension plan and Ps.20 million in other expenses relating to a reversal of an impairment charge related to an investment in property, plant and equipment. Includes for 2002 other expense of Ps.129 million relating to severance costs, and other expense of Ps.86 million from the write-off of recoverable value-added taxes. Includes for 2001 other expense of Ps.3707 million relating to an impairment of an investment in property, plant and equipment, goodwill and severance costs. See, “Item 5. Operating and Financial Review and Prospects — Operating Result — Other Expenses, Net.”

(3)	Effective January 1, 1999, we adopted Bulletin D-4 “Accounting for Income Tax, Tax on Assets and Statutory Employee Profit Sharing.”

(4)	During 2004, 2003 and 2002, we sold our interest in several of our subsidiaries. Under U.S. GAAP, such sales would have been treated as discontinued operations. Accordingly, we have retroactively affected the U.S. GAAP income statement data for 2001 through 2003 for comparative purposes. For U.S. GAAP purposes, all financial information of our subsidiary ICA Flour Daniel, S. de R.L. de C.V. (“ICA-Fluor”) in this annual report has been restated to reflect the presentation of ICA-Fluor under the proportional consolidation method rather than as a consolidated subsidiary. In addition, as mentioned in Note 28 (b), the financial information from prior years has been restated to recognize the liability for severance payments as established in SFAS No. 112 “Employers” Accounting for Post-employment Benefits. Accordingly, we have retroactively affected the U.S. GAAP income statement data for 2001 through 2003 for comparative purposes. See note 28 to our financial statements.

(5)	Our construction aggregates and manufacturing segments are reported as discontinued operations as a result of the sale of our interest in subsidiaries engaged in the construction aggregates segment in 2001 and the disposition of our manufacturing segment in 2000.

(6)	Basic earnings (loss) per share and per ADS are based on the weighted average number of shares outstanding during each period and considering 12 shares per ADS. Diluted earnings (loss) per share and per ADS are calculated by giving effect to all potentially dilutive common shares outstanding during the period. See note 28 to our financial statements.

(7)	Dividends per share and per ADS are based on the actual shares outstanding on the date the dividend was declared.

(8)	There are differences in the classification of (i) certain expenses recorded under “other expenses (income)” as a result of severance costs, the write-off of value-added tax and the allowance and reversal for impairment of investments in concessions, property, plant and equipment and goodwill and (ii) statutory employee profit sharing. Under Mexican GAAP, these expenses are treated as non operating expenses and are not deducted in calculating operating income (loss), whereas under U.S. GAAP these expenses are treated as operating expenses and are deducted in calculating operating income (loss). Such amounts for 2005, 2004, 2003, 2002 and 2001 totaled Ps.(53) million, Ps.32 million, Ps.158 million, Ps.208 and Ps. 3,527 million, respectively. See note 28 to our financial statements.

(9)	In 2002, we adopted SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” Consequently, for purposes of our U.S. GAAP reconciliation, we no longer classify gains or losses on the early extinguishment of debt as an extraordinary item. The U.S. GAAP income statement data for 2001 has been retroactively affected for comparative purposes.

(10)	Excluding current portion of long-term debt.

The principal differences other than inflation accounting between Mexican GAAP and U.S. GAAP and the effect upon net income and total stockholders’ equity are presented below. See note 28 to our financial statements.

	Year Ended December 31,
	2005		2005		2004		2003		2002		2001
	(Millions		(Thousands of Mexican pesos)
	of U.S.
	dollars)(1)

Reconciliation of net income:
Net income (loss) of majority reported under Mexican GAAP	U.S.$	47	Ps.	501,725	Ps.	92,855	Ps.	(1,110,017)	Ps.	(1,495,974)	Ps.	(5,078,876)
U.S. GAAP adjustments for:
B-15 effect		—		—		2,948		(52,373)		47,028		246,080
Deferred income taxes		5		48,391		(3,794)		41,158		43,843		(9,773)
Deferred statutory employee profit sharing		—		—		—		—		(52,917)		(26,207)
Capitalization of financing costs		—		1,534		66,928		36,495		16,945		(11,911)
Restatement for inflation on foreign sourced fixed assets		—		(4,305)		(14,754)		(30,576)		(6,679)		(58,557)
Accrual for severance payments		1		5,573		(18,536)		(19,804)		—		—
Gain on sale of foreign subsidiaries		—		—		—		—		—		243,056
Exchange loss from Argentine subsidiary		—		—		—		—		27,225		(27,225)
Compensation cost on stock option plan		—		(1,745)		(2,332)		—		—		—
Impairment reversal		1		5,455		(163,450)		(21,006)		—		—
Effect of adjustment to labor obligations liability		—		—		—		—		(20,419)		(20,419)
Reversal of compensation cost recognized in Mexican GAAP upon exercise of option				3,935				—		—		—
Fair value interest rate cap		(6)		(59,828)		59,828		—		—		—
Minority interest applicable to above adjustments		(4)		(37,370)		(170)		(3,728)		773		81,271

Net income (loss) under GAAP		44		463,365		19,523		(1,159,851)		(1,440,175)		(4,662,561)

Reconciliation of stockholders equity
Total stockholders equity reported under Mexican GAAP		1,207		12,829,167		6,038,397		5,533,387		4,485, 938		6,285,312
B-15 effect		—		—		191,734		261,080		(141,025)		(304,532)
Less minority interest in consolidated subsidiaries included as stockholders equity under Mexican GAAP		(406)		(4,310,567)		(512,960)		(457,629)		(171,858)		(175,474)
U.S. GAAP adjustments for:
Effect on retained earnings from:
Deferred income taxes		(190)		(2,017,211)		(2,065,602)		(2,061,808)		(2,102,966)		(2,148,201)
Deferred statutory employee profit sharing		(21)		(223,764)		(223,764)		(223,764)		(223,764)		(169,167)
Restatement for inflation on foreign sourced fixed assets		(20)		(216,836)		(212,531)		(197,777)		(167,201)		(160,311)
Capitalization of financing costs		(5)		(51,461)		(52,995)		(119,923)		(156,418)		(173,901)
Accrual for severance payments		(7)		(77,165)		(82,738)		(64,202)		(43,783)		(23,364)
Gain on sale of foreign subsidiaries		24		250,774		250,774		250,774		250,773		250,774
Exchange loss from Argentinean subsidiary		—		—		—		—		—		(28,090)
Fair value of interest rate cap		—		—		59,828		—		—		—
Impairment reversal		(17)		(179,001)		(184,456)		(21,006)		—		—

	Year Ended December 31,
	2005		2005		2004		2003		2002		2001
	(Millions		(Thousands of Mexican pesos)
	of U.S.
	dollars)(1)

Reversal of compensation cost recognized in Mexican GAAP upon exercise of option		—		3,935		—		—		—		—
Effect on insufficiency from restatement of capital related to:
Deferred income taxes		148		1,571,690		1,602,450		1,591,834		1,594,000		1,597,871
Deferred statutory employee profit sharing		7		78,572		78,572		78,572		78,572		78,572
Restatement for inflation on foreign sourced fixed assets		20		210,792		210,792		210,792		210,792		242,057
Gain on sale of foreign subsidiaries		(24)		(250,774)		(250,774)		(250,774)		(250,774)		(250,774)
Compensation cost on stock option plan		—		(1,745)		—		—		—		—
Adjustment for excess of additional minimum liability		2		15,995		—		—		—		—
Cumulative effect for D-4 adoption		47		502,556		502,556		502,556		502,555		502,556
Minority interest applicable to above adjustments		15		155,366		192,734		192,903		196,563		195,763

Stockholders’ equity under U.S. GAAP	U.S.$	780	Ps.	8,290,323	Ps.	5,542,017	Ps.	5,225,015	Ps.	4,061,404	Ps.	5,719,091

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

In recent years, the Mexican Central Bank has conducted monetary policy independent from the political branches of the Mexican federal government. There can be no assurance that the Mexican government will maintain its current policies with respect to the Mexican peso or that the Mexican peso will not depreciate significantly in the future. In the event of shortages of foreign currency, there can be no assurance that foreign currency would continue to be available to private-sector companies or that foreign currency needed by us to service foreign currency obligations would continue to be available without substantial additional cost.

The following table sets forth, for the periods indicated, the high, low, average and period-end, noon buying rate in New York City for cable transfers in Mexican pesos published by the Federal Reserve Bank of New York, expressed in Mexican pesos per U.S. dollar. The rates have not been restated in constant currency units.

	Exchange Rate(1)
Year Ended December 31,	Period End	Average(1)	High	Low

2001	9.16	9.33	9.97	8.95
2002	10.43	9.75	10.46	9.00
2003	11.24	10.85	11.41	10.11
2004	11.15	11.31	11.63	10.80
2005	10.63	10.87	11.41	10.41

(1)	Average of exchange rates on the last day of each month.

	Exchange Rate
	High	Low

2005
December	10.77	10.41
2006
January	10.64	10.44
February	10.53	10.43
March	10.95	10.46
April	11.16	10.86
May	11.29	10.84
June (through June 20)	11.46	11.28
July (through July 7)	11.18	11.03

On July 7, 2006, the Federal Reserve noon buying rate was Ps.11.03 to U.S.$1.00.

For a discussion of the effects of fluctuations in the exchange rates between the Mexican peso and the U.S. dollar, see “Item 10. Additional Information — Exchange Controls.”

RISK FACTORS

Risks Related to Our Operations

Our results of operations and financial condition are dependent on the El Cajon hydroelectric project.

In March 2003, the Mexican Federal Electricity Commission (Comision Federal de Electricidad, or CFE) awarded a U.S.$748 million (subsequently increased to U.S.$814 million) contract for the engineering, procurement and construction of the El Cajon hydroelectric project to Constructora Internacional de Infraestructura, S.A. de C.V., or CIISA, a consortium in which two of our subsidiaries hold a combined 75% interest. The terms of the contract require that the contractor secure financing for its project costs and limit disbursements during the construction phase to 80% of the cash cost of the certified work performed. Because the CFE will pay for the project upon completion, and the financing obtained by CIISA will cover only the project’s cash costs, we do not expect this project to generate any significant cash flow to us until completion, which is currently expected to occur in 2007. However, because we recognize revenues from our construction projects under the percentage of completion accounting method, the El Cajon hydroelectric project represented a material portion of our revenues in recent years, and is expected to continue to generate a material portion of our revenues in 2006. The El Cajon hydroelectric project generated Ps.4,117, Ps.3,069 million and Ps.922 million of revenue, or 22%, 28% and 9% of total revenue, in 2005, 2004 and 2003, respectively. The El Cajon hydroelectric project is expected to continue to represent a substantial portion of our receivables and our indebtedness. At December 31, 2005, we had Ps.7,529 million in contract receivables and Ps.6,110 million of debt on our balance sheet relating to the El Cajon hydroelectric project. See note 7 to our financial statements.

We have recognized revenue from the El Cajon project based on the percentage of completion method of accounting, which relies on certain estimates and assumptions. Since a substantial majority of the project’s revenues and costs have been earned as of June 2006, any decrease in the revenues expected to be earned from the project would likely have a material impact on our operating profit in 2006 and 2007, since the costs corresponding to those revenues have already been substantially or fully incurred.

Financing requirements for the El Cajon hydroelectric project may further constrain our liquidity.

Our subsidiary CIISA is required to post a performance bond or a letter of credit for the benefit of CFE equal to 10% of the value of the work to be performed each calendar year. CIISA obtained the U.S.$30 million letter of credit required for 2004, the U.S.$30 million letter of credit for 2005, and the U.S.$10 million letter of credit for 2006 and is required to obtain a U.S.$1 million letter of credit for 2007. The letters of credit for any given year must be obtained by December 31 of the preceding year. As owners of 75% of CIISA, we are required to obtain 75% of the aforementioned letters of credit, with the balance to be provided by the other shareholders of CIISA. In addition, we may be required to contribute additional capital to finance the portion of cash costs that are not disbursed by the CFE. In June 2006, we obtained a U.S.$60 million bank loan to finance the additional capital that we may be required to contribute to CIISA.

CIISA obtained permanent financing for the El Cajon hydroelectric project in the first quarter of 2004, consisting of a U.S.$452.4 million syndicated loan and a U.S.$230 million bond. The syndicated loan and bond contain various restrictive covenants typical for project financing. The permanent financing required that CIISA obtain U.S.$26 million in letters of credit to be used as collateral for the financing. The terms of the syndicated loan also include a U.S.$53 million contingent facility that can be drawn upon to cover increases in the cost of the project or if CFE requests that additional works be done on the project, and a U.S.$28 million cost-overrun facility that can be drawn upon to cover cost-overruns. If CIISA does not meet certain minimum financial ratios based on a percentage of certified work completed on the project, disbursements under the cost-overrun facility are contingent upon CIISA obtaining additional letters of credit. There can be no assurance that CIISA will not be required to obtain additional letters of credit in the future or, if so required, that it will be able to obtain such letters of credit. Additionally, in 2007 CIISA will be required to post a two-year quality guaranty for the power generation units and related works on the El Cajon hydroelectric project in the amount of U.S.$12 million if the guaranty is in the form of a bond or U.S.$6 million if the guaranty is in the form of a letter of credit.

The increase in the cost of steel may adversely affect the El Cajon hydroelectric project.

Under the terms of the El Cajon contract, we are required to bear the risk of any increases in the cost of raw materials from the time we entered into the contract, other than those which under Mexican law applicable to public works contracts are a consequence of general, unforeseeable economic circumstances that are out of the parties’ control. Market prices for steel rods and steel slabs, which are the steel products predominately used in our construction of the El Cajon hydroelectric project, are currently approximately 50% and 35%, respectively, above the market prices that were prevailing at the time the bid for the project was prepared. On May 18, 2004, the Mexican Comptroller’s Office (Secretaria de la Funcion Publica) issued a decree recognizing that the aforementioned increase in steel prices constituted a general, unforeseeable economic circumstance that was out of the control of the government’s contractors (including our subsidiary CIISA). The Comptroller’s Office decree authorized government agencies that are party to construction contracts affected by the increase in steel prices to amend their existing construction contracts to account for the extraordinary price increase.

Based on the authority granted by the decree, CIISA and CFE entered into an amendment to the El Cajon contract, which increased the total amount CIISA will be paid upon completion of the project by approximately U.S.$43 million, plus value added tax, the sum of which is equivalent to approximately 5.7% of the contract amount. We will, however, be required to finance the additional costs associated with the increase in steel prices until the completion of the El Cajon contract. We have used the U.S.$53 million contingent facility obtained as part of the project’s permanent financing to finance the additional costs associated with the increase in the price of steel. We may be required to use the U.S.$28 million receivables facility to finance any additional costs associated with steel price increases, which we may use only when the ratio of accumulated certifications to accumulated disbursements is greater than 1.2:1.0. There can be no assurance that we will be able to obtain additional sources of funding to finance the increase in the cost of steel, or that the failure to obtain such financing will not have a material adverse effect on our financial condition or results of operations.

Our performance is tied to Mexican public-sector spending on infrastructure and industrial facilities.

Our performance historically has been tied to Mexican public-sector spending on infrastructure facilities and to our ability to bid successfully for such contracts. Mexican public-sector spending, in turn, generally has been dependent on the state of the Mexican economy. In the past, public sector spending has tended to decrease in election years, and we expect this will occur in 2006. A decrease in public-sector spending as a result of a deterioration of the Mexican economy, changes in Mexican governmental policy, or for other reasons are likely to have an adverse effect on our financial condition and results of operations.

Competition from foreign and domestic construction companies may adversely affect our results of operations.

The market for construction services in Mexico is highly competitive. As a result of the integration of the Mexican economy into the global economy, we must compete with foreign construction companies on most of the industrial and infrastructure projects on which we bid in Mexico. We believe that competition from foreign companies has adversely affected the Mexican construction industry’s operating margins, including our own, as foreign competition has driven down pricing and allowed sponsors of many infrastructure construction and industrial construction projects to require contractors to provide construction on a “turnkey” basis, which increase our financial risks. Many of our foreign competitors have better access to capital and greater financial and other resources, which affords them a competitive advantage in bidding for such projects. See “Item 4. Information on the Company — Business Overview — Description of Business Segments — Industrial Construction.”

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

In recent years we have faced substantial constraints on our liquidity. Our expected future sources of liquidity include cash flow from our construction activities, third party financing to fund our projects’ capital requirements. There can be no assurance that we will be able to continue to generate liquidity from any of these sources.

We continue to face liquidity constraints as a result of additional financing needs for new projects that require full or partial financing and guarantees in the form of letters of credit and continuing financing needs from our current projects. There can be no assurance we will not face similar liquidity constraints in the future. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

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

Historically, a majority of our construction business was conducted under unit price contracts, which contain an “escalation” clause that permits us to increase unit prices to reflect the impact of increases in the costs of labor, materials and certain other items due to inflation. These unit price contracts allow flexibility in adjusting the contract price to reflect work actually performed and the effects of inflation. More recently, however, our construction contracts have been increasingly fixed price or not-to-exceed contracts, under which we are committed to provide materials or services at fixed unit prices, including our two major raw material requirements — cement and steel. Fixed price and not-to-exceed contracts shift the risk of any increase in our unit cost over our unit bid price to us. See “Item 4. Information on the Company — Business Overview — Description of Business Segments — Construction — Contracting Practices.”

In recent years, we have experienced significant losses in several projects due to risks assumed by us in fixed price and not-to-exceed contracts, and we may face similar difficulties in the future. For example, a number of our construction contracts specify fixed prices for a number of raw materials and other inputs necessary for the construction business, including steel, asphalt, cement, construction aggregates, fuels and various metal products, increased prices of which can negatively affect our results.

Prices for various steel products increased significantly between 2003 and 2006, which we believe has primarily been the result of substantially increased economic activity in China and, in 2006, a strike by a miners union at one of Mexico’s largest domestic producers of iron ore.

Under the terms of many of our fixed price contracts, we have been required to bear the cost of the increases in the cost of steel and other raw materials from the time we entered into the contracts, which has adversely affected our results of operations. We do not enter into long-term purchase contracts for cement or steel and, instead, rely on purchases from various suppliers. In addition, there has been an increase in the price of copper products, which we estimate increased our expenses by approximately U.S.$5 million during the period from August 2004 to March 2006. Although we are negotiating for the recognition of the increase in the cost of copper, there can be no assurance that we will be successful in recovering any portion of this cost increase. In the future, we may be adversely affected increases in the prices of other raw materials used in our projects.

We may also run into other construction and administrative cost-overruns, including as a result of incorrect contract specifications that we are unable to pass on to the customer. We expect that, because of conditions attendant to financing arrangements, future concession-related, infrastructure and industrial construction contracts may not permit an adjustment of the contract price for additional work done due to incorrect project specifications. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Construction — Civil Construction.”

A substantial percentage of our cash and cash equivalents are held through less-than-wholly owned subsidiaries that restrict our access to their resources.

As of March, 31 2006, we had total cash and short term investments of Ps.6,194 million (expressed in constant pesos as of March 31, 2006), as compared to Ps.6,264 million as of December 31, 2005, Ps.3,545 million as of December 31, 2004 and Ps.3,895 million as of December 31, 2003. As of March 31, 2006, we held 70% of our total cash and short-term investments through less-than-wholly owned subsidiaries (30% in Grupo Aeroportuario del Centro Norte, S.A. de C.V., or GACN, 31% in ICA-Fluor, 8% in CIISA and 1% in Rodio Cimentaciones Especiales S.A. and Kronsa Internacional S.A., our Spanish construction subsidiaries, which we refer to as Rodio/Kronsa). The remainder of our total cash and short-term investments (Ps.1,871 million (expressed in constant pesos as of March 31, 2006)) was held at the parent company or in other operating subsidiaries. The use of cash and cash equivalents by GACN, ICA-Fluor, CIISA or Rodio/Kronsa requires the consent of the other shareholders, which are Nacional Financiera, S.N.C. in the case of GACN, the Fluor Corporation, in the case of ICA-Fluor, La Peninsular Compañia Constructora, S.A. de C.V., Power Machines-ZTL, LMZ, Electrosila and Energomachtexport S.A. in the case of CIISA and Soletanche Bachy Group, in the case of Rodio/Kronsa. At March 31, 2006, we had unrestricted access to Ps.1,592 million of our cash and cash equivalents compared to Ps.2,079 million in December 31, 2005.

We have had substantial losses in recent years.

In recent years, we have suffered recurring losses. We reported an operating loss of Ps.632 million in 2001, and net losses of Ps.1,149 million in 2003, Ps.1,349 million in 2002 and Ps.4,866 million in 2001. In 2005 and 2004, we reported both operating income and net income. Our long term profitability is dependent in significant part on our ability to implement more selective contracting practices and other productivity improvements, as well as various factors outside of our control, such as Mexican public sector spending on infrastructure, the demand for construction services, the cost of materials such as steel and cement, prevailing financing conditions and availability, and exchange and interest rates. There can be no assurance that we will be able to effectively implement more selective contracting practices and other productivity improvements, obtain financing on favorable terms, or that these various factors will not have an adverse effect on our financial condition or results of operations.

Some of our assets are pledged to issuers of letters of credit and under other credit arrangements.

As of March 31, 2006, a portion of our assets were pledged to issuers of letters of credit and under other credit arrangements, including Ps.167 million of cash and cash equivalents. These assets are pledged to a number of Mexican banks, including: Banco Nacional de Comercio Exterior, S.N.C., or Bancomext, Banco Mercantil del Norte, S.A., or Banorte, WestLB, AG, Norddeutsche Landesbank Girozentrale and Inversora Bursatil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, or Casa de Bolsa Inbursa. The assets we have pledged include: dividends payable to us by Aeroinvest S.A. de C.V., or Aeroinvest (an affiliate that indirectly holds interests in airport concessions); construction machinery and equipment owned by Ingenieros Civiles Asociados, S.A. de C.V. (a construction subsidiary); cash held by Constructoras ICA, S.A. de C.V., or CICASA (a subsidiary holding company); a portion of the cash held by ICA-Fluor; the portion of cash flow that represents free cash flow from Corredor Sur and Acapulco tunnel and an office building located at Mineria No. 130, Mexico City. We expect that most of the assets securing letters of credit will remain pledged until the letters of credit secured by these assets expire. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these banks and our ability to incur further debt (whether secured or unsecured) is limited.

We may have difficulty obtaining the letters of credit and bonds that we require in the normal course of our operations.

Historically, our clients have required us to obtain bonds to secure, among other things, bids, advance payments and performance. In recent years, however, our clients, including CFE with the El Cajon hydroelectric project and Petroleos Mexicanos, or Pemex, with the Package II of the Minatitlan project, have been increasingly requiring letters of credit and other forms of guarantees to secure such bids, advance payments and performance. In light of our current financial condition and our recent losses, we have found it increasingly difficult to obtain the performance bonds or letters of credit necessary to perform the large infrastructure projects that historically have generated a substantial majority of our revenues. Because we have pledged assets to Bancomext, Banorte and Casa de Bolsa Inbursa in order to secure letters of credit from each of these banks, our ability to provide additional letters of credit and other forms of guarantees secured with assets is limited, which may impact our ability to participate in projects in the future.

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

From 1994 to 2002, our strategy had been to place greater emphasis on our international operations in order to compensate for the lower level of construction activity in Mexico following the December 1994 Mexican peso devaluation and the resulting economic crisis in Mexico. We pursued this strategy through acquisitions of foreign companies, such as CPC S.A., or CPC, our Argentine subsidiary, as well as through the direct involvement by our Civil Construction and Industrial Construction segments in foreign projects, such as the Corredor Sur highway concession in Panama and the Malla Vial street network refurbishment project in Colombia. To date, our foreign projects in Latin America have generated mixed results. We had losses on projects such as the Malla Vial street network refurbishment project in Colombia, the construction of a segment of the light rail system in Puerto Rico, the construction of the San Juan Coliseum in Puerto Rico and the construction of the AES power project in the Dominican Republic. As a result of these losses, we have sought to be more selective in our involvement in international operations, and are placing limits on international operations based on risks related to the project’s location, the client and the risks inherent to particular projects. However, there can be no assurance we will be successful in these efforts.

We have increasingly been required to meet minimum equity requirements or financial ratios in order to bid on large public infrastructure projects.

In recent years, we have increasingly been required to meet minimum equity requirements or certain financial ratios in order to bid on large public infrastructure projects. For example, Pemex, Mexico’s state-owned oil company, has increasingly required that companies that submit bids for certain of its public projects meet minimum equity requirements. Similarly, Mexico City’s government has increasingly required that companies submitting bids for its public works projects meet certain minimum financial ratios. Although we have historically been able to comply with such requirements, there can be no assurance that we will be able to do so in the future, or that the failure to do so would not have an adverse effect on our financial condition and results of operations.

Our backlog of construction contracts is not necessarily indicative of our future revenues.

The amount of backlog is not necessarily indicative of our future revenues related to the performance of such work. Although backlog represents only business that is considered to be firm, there can be no assurance that cancellations or scope adjustments will not occur. As of March 31, 2006, Ps.365 million or 2.8% of our construction backlog was related to the El Cajon hydroelectric project, which we expect to complete in 2007, Ps.1,407 million, or 10% of our construction backlog was related to various construction projects that are part of a new terminal at the Mexico City International Airport, which we expect to complete in 2006, and Ps.5,661 million or 43% of our construction backlog was related to a contract with Pemex for the reconfiguration of Package II of the Minatitlan refinery, including auxiliary services, wastewater treatment and integration works at the facility, which we expect to complete in 2008. We refer to this project as Package II of the Minatitlan refinery project. We cannot assure you that we will secure contracts equivalent in scope and duration to replace the backlog. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Construction — Construction Backlog.”

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

Our acquisition of GACN exposes us to the risks of operating concessioned airports.

In December 2005, we directly and indirectly acquired an interest in 44.94% of the shares of GACN in a series of transactions, which increased our interest in GACN to 47.2%. We now operate 13 concessioned airports in Mexico through GACN. We began to consolidate GACN’s balance sheet as of December 31, 2005 and its results of operations as of January 1, 2006. The acquisition of the additional interest in GACN exposes us to risks associated with airport operations.

GACN operates its airports under concessions, the terms of which are regulated by the Mexican government. The aeronautical fees charged to airlines and passengers are, like most airports in other countries, regulated. These regulations may limit GACN’s flexibility in airport operations, which could have a material adverse effect on its business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to GACN’s operations and that affect its profitability are authorized (as in the case of our master development programs) or established (as in the case of our maximum rates) by the Ministry of Communications and Transportation for five-year terms. There can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated or that the Mexican government will not terminate or reaquire the concessions under which GACN operates its airports. In addition, if

GACNs exceed maximum revenue rates determined by the Mexican government at any airport, it could be subject to sanctions.

The September 11, 2001 terrorist attacks and recent international conflicts and health epidemics have had a severe impact on the international air travel industry, including reducing passenger travel We have experienced increased costs of security enhancements required by government regulations following events such as those that occurred on September 11, 2001 and may be exposed to uninsured liabilities as a result of terrorist activity. These developments have adversely affected GACN’s business and may continue to do so in the future.

Actions by parties purporting to be former owners of land comprising a portion of the Ciudad Juárez International Airport could cause our concession to operate the airport to be invalid.

On April 18, 1991, the former owners of a portion of the land comprising the Ciudad Juárez International Airport initiated legal proceedings against its owner Aeropuertos y Servicios Auxiliares to reclaim the land, alleging that it was invalidly transferred to the Mexican government. The claimants have also sought monetary damages of U.S.$120 million. After the incorporation of GACN and the Ciudad Juarez Airport by the Mexican Government in preparation for its privatization, the plaintiffs extended the claim against GACN and the Ciudad Juarez Airport. Although a Mexican court has ordered us to return the disputed land to the claimants, this order has been stayed pending our appeal. In the event that the court order were executed, our concession to operate the Ciudad Juarez Airport would become invalid. In 2005, the Ciuadad Juárez International Airport represented approximately 5% of GACN’s revenue. We have been advised by our Mexican counsel that the invalidation of our Ciudad Juárez concession would not affect the validity of our remaining airport concessions and the Mexican federal government would be obligated to indemnify us against any monetary damages awarded to the claimants; however, there can be no assurance that the definitive resolution of the matter in favor of the claimants would not have a material adverse impact on our results of operations.

Risks Related to Mexico and Other Markets in Which We Operate

Mexico has experienced adverse economic conditions.

In the past, Mexico has experienced adverse economic conditions, including high levels of inflation. See “Item 4. Information on the Company — History and Development of the Company — Public Sector Spending and the Mexican Economy.” If the Mexican economy were to experience a recession or if inflation and interest rates increase significantly, our business, financial condition and results of operation could be adversely affected.

Appreciation or depreciation of the Mexican peso relative to the U.S. dollar, other currency fluctuations and foreign exchange controls could adversely affect our financial condition and results of operations.

Substantially all of our construction revenues are earned under contracts whose prices are denominated in U.S. dollars, while the majority of our raw materials, a portion of our long-term indebtedness (8% at December 31, 2005) and a substantial portion of our day-to-day expenses, including employee compensation, are denominated in Mexican pesos. As a result, an appreciation of the Mexican peso relative to the U.S. dollar would decrease our dollar revenues when expressed in Mexican pesos. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods, due to the translation of the financial results of our foreign subsidiaries, such as CPC and Rodio/Kronsa.

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

Economic and political developments in Mexico could affect Mexican economic policy and our business, financial condition and results of operations.

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

Presidential and federal congress elections in Mexico were held in July 2006. Under Mexican law, President Fox cannot run for re-election. The electoral process could lead to further friction among political parties and the executive branch officers, which could potentially cause additional political and economic instability. Additionally, once the new President and representatives are elected, there could be significant changes in laws, public policies and government programs, which could have a material adverse effect on the Mexican economic and political situation which, in turn, may adversely affect our business, financial condition and results of operations.

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

Risks Related to our Securities and our Major Shareholders

You may not be entitled to participate in future preemptive rights offerings.

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

As of February 14, 2006, our management, as a group, beneficially owned approximately 10.84% of our total shares outstanding (7.95% of our shares are beneficially held by Bernardo Quintana I. and 2.89% of our shares are held by our management through the management trust). See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. This annual report contains forward-looking statements. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), earnings per share, net income (loss) per share, capital expenditures, dividends, cash flow, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those related to anticipated trends, competition and regulation;

•	statements about our future economic performance or that of Mexico or other countries in which we operate; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “could,” “may,” “will,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “potential,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors,” include cancellations of significant construction projects included in backlog, material changes in the performance or terms of our concessions, additional costs incurred in projects under construction, developments in legal proceedings, limitations on our access to sources of financing on competitive terms, changes to our liquidity, economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

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

August 2005 Equity Offering

On August 10, 2005 we sold 90,622,491 newly-issued shares at a price of Ps.27.00 per share through the Mexican Stock Exchange and to institutional investors outside of Mexico. Sixty-five percent of the shares were placed through the Mexican Stock Exchange and thirty-five percent of the shares were placed with institutional investors outside Mexico, including to certain qualified institutions in the United States in an offering exempt from registration under Section 4(2) of the U.S. Securities Act of 1933, as amended. We received total proceeds of Ps.2,447 million, before expenses. Of the net proceeds from this offering, as of May 31, 2006, we have used:

•	Ps.1,693 million for the acquisition of the 44.94% interest in GACN;

•	Ps.221 million as working capital for El Cajon and other projects in the civil construction segment;

•	Ps.113 million for land reserve acquisitions in the Housing segment;

•	Ps.94 million for payment of fees and commissions in connection with the issuance;

•	Ps.56 million for an equity investment in the Irapuato — La Piedad highway concession;

•	Ps.48 million for corporate uses; and

•	the balance (Ps.222 million) is reserved for general corporate purposes.

Reverse Stock Split

On December 12, 2005 we completed a one-for-six reverse stock split in which holders of our ordinary shares received newly issued ordinary shares at a ratio of six old ordinary shares for one new ordinary share. The exchange ratio of ordinary shares and ordinary participation certificates, or CPOs, remained 1:1. Simultaneously with the reverse stock split applicable to our ordinary shares, we amended the terms of the deposit agreement relating to our American Depositary Shares, or ADSs, such that the exchange ratio of CPOs to ADSs was changed to 12:1 from 6:1. The combination of these transactions resulted in the equivalent of a one-for-twelve reverse split for our ADSs.

Unless otherwise noted herein, all share and per share data in this annual report have been adjusted to reflect he reverse stock split for all periods presented.

GACN Consolidation

In December 2005, we directly and indirectly acquired 44.94% of the shares of GACN in a series of transactions. First, we acquired an additional 59.6% interest in Servicios de Tecnologia Aeroportuaria, or SETA, bringing our total ownership interest in SETA to 74.5%. SETA is the strategic shareholder of GACN and owns 15% of GACN. Second, we purchased a 36% direct interest in GACN from the Mexican government. As a result of these transactions, we control, directly and through our investment in SETA, a 51% interest in GACN. The aggregate U.S.$289.8 million purchase price was funded using U.S.$164.8 million in cash on hand, which we obtained from the August 2005 equity offering described above and U.S.$125 million from an 18-month bridge financing provided by West LB and Nord LB.

Capital Spending

Our capital spending program is focused on the acquisition, upgrading and replacement of property, plant and equipment required for our projects.

The following table sets forth our capital spending for each year in the three-year period ended December 31, 2005.

	Year Ended December 31,
	2005		2005		2004		2003
	(Millions of		(Millions of Mexican pesos
	U.S. dollars)

Construction:
Civil	U.S.$	16	Ps.	173	Ps.	747	Ps.	472
Industrial		14		148		166		60
CPC and Rodio		9		96		120		25

Total	U.S. $	39	Ps.	417	Ps.	1,033	Ps.	557
Infrastructure		50		534		27		34
Housing		2		25		1		10
Corporate and Other Operations		2		19		7		43

Total	U.S.$	93	Ps.	995	Ps.	1,068	Ps.	644

Aggregate capital spending decreased to Ps.993 million in 2005, from Ps.1,068 million in 2004. The decrease in aggregate capital spending in 2005 primarily reflected a substantial decrease in capital spending in the Construction segments (to Ps.417 million in 2005 from Ps.1,033 million in 2004), which was partially offset by an increase in capital spending in the Infrastructure segment (to Ps.534 million in 2005 from Ps.27 million in 2004). The significant decrease in investment in the Construction segments was mainly attributable to lower investing requirements for the El Cajon project and the use of operating leases for construction equipment, rather than purchasing such equipment. The significant increase in investment in the Infrastructure segment was mainly attributable to our acquisition of a greater interest in GACN.

Aggregate capital spending substantially increased to Ps.1,068 million in 2004, from Ps.644 million in 2003. The substantial increase in aggregate capital spending in 2004 primarily reflected increased investment in the Construction segments (to Ps.1,033 in 2004 from Ps.557 in 2003), which was partially offset by decreased investment in the Infrastructure, the Corporate and Other Operations and the Housing segments. The significant increase in investment in the Construction segments was mainly attributable to increased investment needed for the El Cajon hydroelectric project and the revamping of marine platform manufacturing sites used by the Industrial Construction segment.

In addition, our net investment in and loans to unconsolidated affiliates was Ps.46 million in 2005, Ps.58 million in 2004 and Ps.78 million in 2003.

In 2005, our investments in unconsolidated affiliates mainly related to a Ps.28 million investment in GEOICASA, a joint venture between Lotes y Fraccionamientos, S.A. de C.V. (subsidiary of GEO, S.A. de C.V.) and us in the entry-level home building market. In 2004, our investments in unconsolidated affiliates mainly related to the Dravica Consortium, or Dravica, which is the consortium for the construction of the Caruachi hydroelectric dam in Venezuela in which we own a 49% interest.

Asset Divestitures

Our non-core asset divestment program was approved by our board of directors in 1999 and ratified by our shareholders in 2000. We expect to complete this program in 2006. As part of our non-core asset divestment program, we created a working group that reports to our chief financial officer, and that oversees major divestitures across our business segments. The working group’s responsibilities include coordinating the efforts of our various internal business segments and our legal and finance departments, as well as supervising any external advisors or brokers who are required for a particular transaction. Prior to any sale of an asset, we conduct a due diligence investigation in order to assess such asset’s condition and to prepare the asset for sale. Depending on the size and characteristics of the asset to be sold, we may retain qualified brokers or financial advisors to participate in the process of valuating the asset, identifying potential buyers for the asset, negotiating the sale of the asset and closing the transaction. Our executive committee approves all sales within the non-core asset divestment program. Since its inception in 1999, our non-core asset divestiture program has resulted in net proceeds to us of U.S.$781 million. There can be no assurance that we will be able to continue to generate liquidity from asset sales, particularly given the relatively few non-core assets that remain available for sale.

In 2005, we sold our majority interest in Consorcio Internacional del Medio Ambiente, S.A. de C.V., or CIMA, for Ps.306 million (U.S.$27 million), our remaining 20% interest in a tourism real estate development company in Cabo del Sol for U.S.$1 million and several real estate properties for U.S.$8.8 million. As of December 31, 2005 we had approximately U.S.$39 million of divestitures pending.

In 2006, we sold several real estate properties for U.S.$1.1 million.

Public-sector Spending and the Mexican Economy

Our performance historically has been tied to Mexican public-sector spending on infrastructure and industrial facilities. Mexican public-sector spending, in turn, has been generally dependent on the state of the Mexican economy and accordingly has varied significantly in the past. See “Item 3 — Risk Factors — Risks Related to Our Operations — Our performance is tied to Mexican public-sector spending on infrastructure and industrial facilities.” Mexico’s gross domestic product increased by 3% in 2005, compared to a 4.4% increase in 2004. The average interest rates on 28-day Mexican treasury notes were 9.2% in 2005, 6.8  % in 2004 and 6.3% in 2003. Inflation was 3.3% in 2005, 5.2% in 2004 and 4.0% in 2003.

According to INEGI, construction activity increased by 3.3% in 2005, 6.1% in 2004 and 3.3% in 2003, in each case in real terms as compared to the prior year, representing 3.8%, 3.9% and 3.8% of Mexico’s gross domestic product in those years, respectively. In 2005, according to data published by the Mexican Central Bank, Mexican public-sector spending on infrastructure projects was substantially the same in real terms as in 2004.

BUSINESS OVERVIEW

Our operations are divided into six segments:

•	Civil Construction,

•	Industrial Construction,

•	CPC-Rodio,

•	Infrastructure (formerly Infrastructure Operations),

•	Housing, and

•	Corporate and Other Operations.

Our construction and related activities include three segments: Civil Construction, Industrial Construction and CPC-Rodio. In all three construction segments, we provide a full range of services, including feasibility studies, conceptual design, engineering, procurement, project and construction management, construction, maintenance, technical site evaluations and other consulting services. In 2005 and 2006, we realigned our segments to reflect changes in our business. Since January 1, 2005, our real estate operations have been included in our Corporate and Other Operations segment and our housing construction operations have been reported as the Housing segment. As of January 1, 2006, we renamed our Infrastructure Operation segment the Infrastructure segment and created two divisions: Airports and Other.

Historically, substantially all of our construction services were performed in connection with projects developed and financed by third parties. However, in recent years governments and government agencies, including the Mexican government and Mexican state-owned enterprises, have significantly reduced their spending on the development of infrastructure and industrial facilities and have sought, instead, to stimulate private investment in such facilities. Accordingly, we are increasingly required to participate in arranging the financing for the construction of infrastructure facilities and to invest equity or provide other financing for such projects. Competition has also increased due in part to the ability of many foreign competitors to obtain financing on more attractive terms. In recent years, we have experienced strong demand for infrastructure projects in which we are required to obtain financing, especially in projects for the construction of highways, railroads, power plants, hydroelectric projects, water storage facilities and oil drilling platforms and refineries, which is reflected in the higher volume of work we have recently undertaken on public sector projects.

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

In recent years, however, our construction contracts have been increasingly of the fixed price or not-to-exceed type, which generally do not provide for adjustment except under certain circumstances for inflation or as a result of errors in the contract’s specifications, or mixed price contracts in which a portion of the contract is at fixed price and the rest at unit prices. Examples of mixed price projects in which we are currently involved include the El Cajon hydroelectric project in the Civil Construction segment and the Minatitlan contract with Pemex in the Industrial Construction segment. Fixed price, not-to-exceed and mixed price contracts collectively accounted for approximately 48% of our construction backlog as of December 31, 2005, 65% of our construction backlog as of December 31, 2004 and 80% of our construction backlog as of December 31, 2003. While we have entered into a large number or contracts with unit pricing in the last two years, we believe that fixed pricing contracts are more prevalent in the construction market and the contracts that we enter into in the future will reflect this shift to fixed price contracts. We expect that, because of conditions attendant to financing arrangements, future concession-related, infrastructure and industrial construction contracts, the adjustment of the contract price for additional work done due to incorrect contract specifications will be restricted.

We earn a significant portion of our construction revenues under contracts whose prices are denominated in currencies other than Mexican pesos, substantially all of which are of the fixed price, mixed price or not-to-exceed type. Approximately 41% of the contracts awarded to us in 2005 (based on the contract amount) were foreign currency-denominated. Approximately 43% of our construction backlog as of December 31, 2005 represented foreign currency-denominated contracts. Substantially all of our foreign-currency denominated contracts are denominated in U.S. dollars, except for contracts entered into by our CPC-Rodio segment, which are denominated in other currencies, principally Euros.

In 2004, we established a committee, which is comprised of a number of our legal and finance executives, to supervise our decisions to bid on new construction projects based upon a number of criteria, including the availability of multilateral financing for potential projects, the availability of rights of way, the adequacy of project specifications, the customer’s financial condition and the political stability of the host country, if the project is outside of Mexico. Currently, our policy requires that all construction projects with expected revenues above a specified threshold be reviewed and approved by this committee.

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

In addition to contracts for new projects, increases in the scope of work to be performed in connection with existing projects are an important source of revenue for us. In 2005, increases in scope of work accounted for Ps.1,508 million, or 8.2%, of our revenue. Contracts for such work are not typically put up for bid, but are negotiated by the client with the existing contractor.

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

In our Civil Construction segment, we compete primarily with Brazilian, Spanish and Mexican companies, including Constructora Norberto Odebrecht, S.A., Camargo Correa, S.A., Andrade Gutierrez, S.A., Fomento de Construcciones y Contratas, S.A., NECSO Entrecanales Cubiertas, S.A., Dragados y Construcciones, S.A. and Impulsora del Desarrollo Economico de America Latina, or IDEAL, Carso Infraestructura y Construcciones, S.A. de C.V. or CICSA, Compañía Contratista Nacional , S.A. de C.V or Coconal, Gutsa Construcciones, S.A. de C.V. or Gutsa, TRADECO Infraestructura, S.A. de C.V. and La Nacional Compañía Constructora.

In our Industrial Construction segment, we compete with Mexican, Brazilian, Argentine and Japanese companies, including Constructora Norberto Oderbrecht, S.A., Dragados y Construcciones, S.A., Techint, S.A. de C.V. (Mexico), Duro Felguera Mexico, S.A. de C.V., Mitsubishi, Swecomex, S.A. de C.V., CMM and Grupo R.

In our Infrastructure segment, we compete primarily with Mexican and Spanish companies, including Fomento de Construcciones y Contratas, S.A., OHL, S.A. (Mexico), IDEAL, Grupo Acciona, La Nacional Compañía Constructora, Construccion Aplicada, S.A. de C.V. and OMEGA Construcciones, S.A. de C.V.

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

Raw Materials

The principal raw materials we require for our construction operations are cement, construction aggregates and steel. In our Civil Construction segment, raw materials accounted for Ps.804 million, or 13%, of our costs of sales in 2005, Ps.581 million, or 14%, of our cost of sales in 2004 and Ps.332 million, or 17%, of our cost of sales in 2003. In our Industrial Construction segment raw materials accounted for Ps.3,097 million, or 46%, of our costs of sales in 2005, Ps.1,519 million, or 37%, of our cost of sales in 2004 and Ps.1,404 million, or 37%, of our cost of sales in 2003.

We have developed relationships with national providers that have reduced costs and delivery time, and have improved our overall control of our supply of raw materials. However, the prices of the principal raw materials used in our construction operations have experienced periods of volatility. For example, prices for various steel products increased significantly between 2003 and 2005, which we believe has primarily been the result of substantially increased economic activity in China. We primarily use steel in the form of steel rods and steel slabs in our construction projects. A number of our construction contracts, including the El Cajon construction contract, specify fixed prices per ton of steel for a variety of steel products. Prices for steel re-bars and steel i-beams peaked in February 2004 and November 2004, respectively. Under the terms of these contracts, we have generally been required to bear the cost of the increases in the cost of steel from the time we entered into the contracts. For example, since their peaks, prices for steel re-bars and steel i-beams have fluctuated, and remain approximately 95% and 100%, respectively, above the market price upon which the El Cajon bid was prepared.

Under the terms of the El Cajon contract, we are required to bear the risk of any increases in the cost of raw materials from the time we enter into the contract, other than those which under Mexican law applicable to public works contracts are a consequence of general, unforeseeable economic circumstances that are out of the parties’ control. On May 18, 2004, the Mexican Comptroller’s Office (Secretaría de la Función Pública) issued a decree recognizing that the aforementioned increase in steel prices constituted a general, unforeseeable economic circumstance that was out of the control of the government’s contractors (including CIISA and ICA-Fluor). The Comptroller’s Office decree authorized government agencies that are party to construction contracts affected by the increase in steel prices to amend their existing construction contracts to account for the extraordinary price increase. Based on the authority granted by the decree, CIISA and CFE entered into an amendment to the El Cajon contract, which increased the total amount CIISA will be paid upon completion of the project by approximately U.S.$43 million equivalent to approximately 5.7% of the contract amount. There has been an increase in the price of copper products, which is expected to increase our expenses in 2006 by approximately U.S.$5 million. Although we are in negotiations with the client for the recognition of the cost increase, there can be no assurance that we will be successful in recovering any portion of this cost increase.

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

The Civil Construction segment’s projects are usually large and complex and require the use of large construction equipment and sophisticated managerial and engineering techniques. Although our Civil Construction segment is engaged in a wide variety of projects, our projects generally involve contracts whose terms range from two to five years.

We have played an active role in the development of Mexico’s infrastructure and have completed large infrastructure facilities and constructed buildings throughout Mexico and Latin America. Among the facilities and buildings we have constructed from our incorporation in 1947 until 2004:

•	the Apulco, Comedero, El Novillo, El Caracol, Cajon de Peña, Tomatlan, Infiernillo, Chicoasen, El Guineo, El Cobano, Jicalan, Falcon, Huites and Aguamilpa dams;

•	the Guadalajara-Colima, Mazatlan-Culiacan, Leon-Lagos-Aguascalientes, Guadalajara-Tepic, Mexico City Morelia-Guadalajara, Cuernavaca-Acapulco, Oaxaca-Sola de Vega and Torreon-Saltillo concessioned highways and the Tehuacan-Oaxaca federal highway;

•	the Chihuahua-Pacifico railway system;

•	the Mexico City sewage system;

•	16 of the 58 existing airports in Mexico and two airports outside Mexico (the Tocumen Panama international airport in Panama and the Philip S.W. Goldson international airport in Belize);

•	a portion of the National University of Mexico campus (Universidad Nacional Autonoma de Mexico);

•	numerous hotels, including the Maria Isabel Sheraton, Nikko, Paraiso Radisson Mexico City, Presidente Chapultepec, Camino Real in Puerto Vallarta, two Sheratons in Cancun and one in each of Ixtapa and Huatulco, Westin Regina in Los Cabos and a Loews in the Dominican Republic;

•	lines one through nine, A and part of B of the Mexico City subway system; and

•	the Chiapas Bridge.

The most important projects under construction by the Civil Construction segment during 2005 included:

•	the El Cajon hydroelectric project;

•	various construction projects that are part of a new terminal at the Mexico City International Airport;

•	the Iztapalapa Hospital in Mexico City;

•	the Toluca Airport;

•	the Tejocotal — Nuevo Necaxa highway; and

•	the Federal Justice building in Cholula, Mexico.

The Civil Construction segment’s contract awards in 2005 totaled approximately Ps.4,852 million (approximately U.S.$457 million). There were no contracts awarded outside Mexico in 2005 to the Civil Construction segment.

In March 2003, CFE awarded a U.S.$748 million (subsequently increased to U.S.$814 million) contract for the engineering, procurement and construction of the El Cajon hydroelectric project to CIISA, a consortium, in which two of our subsidiaries hold a combined 75% interest. The El Cajon hydroelectric project is located in the state of Nayarit, and is comprised of civil construction, electromechanical and ancillary work including the procurement, engineering, construction, transportation, testing, start-up and commissioning of two 375 megawatt turbo generating units. The El Cajon hydroelectric project is Mexico’s first engineering, procurement and construction contract for the complete construction of a hydroelectric project under Mexico’s public works financing program. The terms of the contract require that the contractor secure financing for its project costs. CFE will pay for the project upon completion, and the financing obtained by CIISA will cover only a portion of the project’s cash costs. The project is unlikely to generate any significant cash flow to us until completion, which is currently expected to occur in 2007. We recognized Ps.4,117 million and Ps.3,069 million of revenue from the El Cajon hydroelectric project in each of 2005 and 2004, which accounted for approximately 58% and 44% of the Civil Construction segment’s revenues in those years. At December 31, 2005, we had Ps.7,529 million in contract receivables and Ps.6,097 million of debt on our balance sheet relating to the El Cajon hydroelectric project.

During 2005 and the early part of 2006, we were required to invest an aggregate of Ps.400 million of additional capital in CISSA to finance undisbursed portions of the project’s cash costs, which increased our ownership percentage in CISSA from 61% to 75%. We may be required to contribute additional capital to CIISA to finance the project’s cash costs. We expect to fund such capital contributions with bank financing. This increase reflects dilution of the ownership percentage of our partners, rather than transfers of interests in CIISA from our partners to us.

In the past, our Civil Construction segment pursued infrastructure projects in Central and South America and the Caribbean, and may continue to do so on a more limited basis in the future. Projects in these areas ranged from construction of a section of the subway system in Santiago, Chile to the construction of a natural gas pipeline system in Argentina and the Caruachi hydroelectric dam in Venezuela. Our largest non-Mexican project during 2005 was maintenance and repair work on an oil pipeline for the Caño Limon project in Colombia. In 2005, less than 1% of our revenues in the Civil Construction segment were attributable to construction activities outside Mexico.

Industrial Construction

Our Industrial Construction segment focuses on the engineering, procurement, construction, design and commissioning of large manufacturing facilities such as power plants, chemical plants, petrochemical plants, fertilizer plants, pharmaceutical plants, steel mills, paper mills, drilling platforms and automobile and cement factories.

Relationship with ICA-Flour.  In 1993, we sold a 49% interest in our industrial construction subsidiary to Fluor Daniel Mexico, S.A., or Fluor, a subsidiary of The Fluor Corporation, forming ICA-Fluor. Since 1993, we have owned 51% of ICA-Fluor. Shareholder resolutions require the approval of a simple majority of ICA-Fluor’s shareholders, except for decisions relating to matters such as capital increases, changes to ICA-Fluor’s bylaws, dividend payments and a sale of all or substantially all of the assets of ICA-Fluor. We and Fluor are each entitled to appoint an equal number of members of ICA-Fluor’s board of directors and executive committee. Historically, we have designated the chief executive officer of ICA-Fluor. In addition, we and Fluor have agreed that ICA-Fluor will be the exclusive means for either party to provide construction, procurement, project management, start-up and maintenance services to the production and pipeline, power plant, petrochemical, industrial, environmental services, mining, chemicals and plastics and processing markets within Mexico, Central America, and the Caribbean. This agreement will terminate upon a sale by Fluor or us of any of our shares in ICA-Fluor or, following a breach of any of the ICA-Fluor agreements, one year after payment of any damages due to the non-breaching party in respect of this breach. We believe that our alliance with Fluor provides us with a wider range of business opportunities in the industrial construction markets in and outside Mexico, as well as access to technology and know-how which give us a competitive advantage in these markets.

In the past decade, over one-half of the work performed by the Industrial Construction segment has been for the Mexican public sector, CFE and Pemex, and new contracts entered into by ICA — Fluor are increasingly oil and gas-based projects and services for Pemex. During 2005, 61% of the Industrial Construction segment’s revenues were derived from work performed for the public sector and Pemex. Clients of the Industrial Construction segment’s Mexican operations range from state-owned enterprises, such as Pemex Exploracion y Construccion, Pemex Gas y Petroquimica Basica, Pemex Refinacion and Pemex Petroquimica to private-sector clients, such as Sempra Energy Resources, Transalta Campeche, PPG, Enertek, Avantel (a joint venture between MCI and Banco Nacional de Mexico), Alestra (a joint venture between AT&T, Grupo Alfa and Valores Industriales), Navistar, Iberdrola Energia Altamira S.A. de C.V., AES Elsta B.C. & Co., C.V., BASF Mexicana, S.A. de C.V., AES Andres, Snamprogetti, Cementos El Salvador, Linde A.G. and Compañia de Nitrogeno Cantarell (an international consortium among BOC Holdings, Linde, Marubeni Corporation and Westcoast Energy Inc.), Iberdrola Energia del

Golfo, S.A. de C.V. Iberdrola Energia La Laguna, S.A. de C.V. Terminal de LNG de Altamira, S.A. de C.V. Ishikawajima-Harima Heavy Industries Co, Ltd, Dowell Schlumberger de Mexico, S.A. de C.V.

Typical Projects.  Projects in our Industrial Construction segment typically involve sophisticated engineering techniques and require us to fulfill complicated technical and quality specifications. Our Industrial Construction segment contracts are mainly U.S. dollar-denominated, fixed price contracts.

Among the principal projects we have completed in the Industrial Construction segment recently are:

•	the Pemex sulfur recovery plant in Chiapas;

•	the Transalta Campeche combined cycle power plant;

•	a combined cycle thermoelectric power plant for Altamira III and IV;

•	the La Laguna combined cycle thermoelectric power plant in Durango; and

•	a liquefied natural gas storage tanks for IHI in Altamira, Tamaulipas.

The Industrial Construction segment’s contract awards in 2005 totaled approximately Ps.1,322 million (approximately U.S.$124 million) and included projects such as:

•	the Invista (PET) plastic (Polyethylene Terephthalate) manufacturing plant in Queretaro; and

•	the Reynosa IV cryogenic plant.

The most important projects under construction by the Industrial Construction segment during 2005 included:

•	the reconfiguration of Package II of the Minatitlan refinery project;

•	the Altamira V power plant;

•	four drilling platforms for Pemex; and

•	the Reynosa III and IV cryogenic plants

In October 2004, our subsidiary, ICA-Fluor, entered into a contract with Pemex for the reconfiguration of Package II of the Minatitlan refinery project, including auxiliary services, wastewater treatment and integration works at the facility. Package II of the Minatitlan refinery project was valued at Ps.7,671 million at December 31, 2005. We expect to complete this project in 2008. The project was awarded pursuant to a mixed price contract in which a portion of the contract involves fixed prices and the balance unit prices. ICA-Fluor will receive payment from Pemex for construction services over the life of the contract, as we reach certain contractual milestones. ICA-Fluor posted a guarantee in the amount of U.S.$70 million for the value of certain works to be completed on Package II of the Minatitlan refinery project, which was obtained through an unsecured letter of credit.

Turnkey Projects.  During the past decade, the Industrial Construction segment has experienced a shift toward private sector investment. In recent years, certain clients, including Mexican state-owned enterprises such as CFE and Pemex, have required that projects sponsored by them be constructed on a turnkey basis with financing arranged by the parties constructing the project. Accordingly, bids for such projects must be complete packages, including, among other things, engineering, construction, financing, procurement and industrial elements. As a result of the increased complexity of the projects, bids are frequently submitted by consortia. Our ability to win these bids is affected by the relative strengths and weaknesses of our partners in the consortia and the ability of each consortium to obtain financing. In 2003, we entered into a single consortium with Schlumberger AG in connection with a contract to develop the Chicontepec oil field for Pemex, which we expect to complete in December 2006.

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

Among the principal projects Rodio/Kronsa have completed between 1973 and 2004 were:

•	sounding, drilling and various works for the Almendra dam in Salamanca, Spain, the Alcantara dam in Caceres, Spain, and the El Atazar Dam in Madrid, Spain;

•	construction work for the MetroSur subway system in Madrid, Spain;

•	sounding, drilling and various works for the Hatillo Dam in the Dominican Republic; and

•	the foundations for housing projects in Spain.

In 2005, the most important projects constructed by Rodio/Kronsa were:

•	construction work for the M-30 highway in Madrid, Spain;

•	structural repair work for the Santaella channel;

•	the foundation for Chamartin highway overpass in Madrid, Spain;

•	various construction works for the subway system in Madrid, Spain; and

•	the foundations for housing projects in Spain.

In each of 2003, 2004 and 2005, CPC, contributed less than 1% of the CPC-Rodio segment’s revenues, and its activities have been limited to a single project.

Construction Backlog

Backlog in the engineering and construction industry is a measure of the total dollar value of accumulated signed contracts at a moment in time.

The following table sets forth, at the dates indicated, our backlog of construction contracts.

	As of December 31,
	2005		2005		2004		2003
	(Millions of		(Millions of Mexican pesos)
	U.S. dollars)

Construction
Civil	U.S. $	412	Ps.	4,379	Ps.	6,369	Ps.	8,013
Industrial		801		8,510		14,286		4,453
CPC-Rodio		76		804		696		383

Total	U.S. $	1,289	Ps.	13,693	Ps.	21,351	Ps.	12,849

Our backlog does not include the backlog of joint venture companies created for specific construction projects and in which we have a minority interest (such as the Caruachi hydroelectric plant in Venezuela). As of December 31, 2005, these joint venture companies had no backlog.

We were awarded contracts totaling Ps.7,084 million (approximately U.S.$667 million) in 2005. See note 8 to our financial statements. Three projects represented approximately two-thirds of our backlog at December 31, 2005. Package II of the Minatitlan refinery project accounted for Ps.6,294 million, or 46% of our total backlog as of December 31, 2005. This project is currently in the initial stages of construction. In addition, we are continuing work on the El Cajon hydroelectric project. As of December 31, 2005, the El Cajon hydroelectric project accounted for Ps.1,012 million, or 7%, of our construction backlog. We have also begun work on various construction projects that are part of a new terminal at the Mexico City International Airport, which we expect to complete in 2006 and that accounted for approximately Ps.1,921 million, or 14% of our backlog as of December 31, 2005. We expect to complete these projects during 2006.

In 2004, we entered into a contract for the construction of Package II of the Minatitlan project and recorded Ps.7,671 million of backlog in 2004 associated with this project. Our backlog in 2004 reflected the full value of this contract, which resulted in significant increase in our backlog in 2004, as compared to 2003 and 2005.

As of December 31, 2005, approximately 5.9% of construction backlog was attributable to construction projects outside Mexico and public sector projects represented approximately 81.6% of our total backlog. At December 31, 2005, contracts with a value exceeding U.S.$500 million accounted for 46% of our total backlog, contracts with a value ranging from U.S.$50 million to U.S.$500 million accounted for 8% of our total backlog, and contracts with a value of less than U.S.$50 million accounted for 46% of our total backlog.

The amount of backlog is not necessarily indicative of our future revenues related to the performance of such work. Although backlog represents only business that is considered to be firm, there can be no assurance that cancellations or scope adjustments will not occur.

In certain instances, we have guaranteed completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any such schedule or performance requirements could result in costs that exceed projected profit margins, including penalties of up to 20% of the contract price. Fixed price, not-to-exceed and mixed price contracts collectively accounted for approximately 48% of our construction backlog as of December 31, 2005. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Construction — Construction Backlog.”

Infrastructure

As of January 1, 2006, we renamed our Infrastructure Operations segment the Infrastructure segment and divided the segment into to two divisions: the Airports division and the Other division. We began to consolidate GACN’s balance sheet as of December 31, 2005 and its results of operations as of January 1, 2006 and report this financial data in our Airports division.

We also participate in three operating concessioned highways (the San Martin-Tlaxcala-El Molinito highway and the Irapuato — La Piedad highway in Mexico and the Corredor Sur highway concession in Panama), one operating concessioned tunnel (the Acapulco tunnel) and in the management and operation of a water treatment plant in Ciudad Acuña and water supply systems, waste management and disposal services (through an unconsolidated joint venture with Veolia Environment and Fomento de Construcciones y Contratas). The financial data for these concessions is reported in our Other division.

Airport division

In December 2005, we directly and indirectly acquired 44.94% of the shares of GACN in a series of transactions. First, we acquired an additional 59.6% interest in SETA bringing our total ownership interest in SETA to 74.5%. SETA is the strategic shareholder of GACN and owns 15% of GACN. Second, we purchased a 36% direct interest in GACN from the Mexican government. As a result of these transactions, we control, directly and through our investment in SETA, a 51% interest in GACN. The aggregate U.S.$289.8 million purchase price was funded using U.S.$164.8 million in cash on hand and U.S.$125 million from an 18-month bridge financing provided by West LB and Nord LB.

On June 13, 2006, we exercised an option to acquire an additional 2% interest in GACN. We expect to close the acquisition during the third quarter of 2006.

Pursuant to GACN’s bylaws, SETA has the right to appoint and remove GACN’s chief executive officer, chief financial officer, chief operating officer and its commercial director and to elect three members of GACN’s board of directors. SETA also has the right to veto certain actions requiring approval of GACN’s stockholders (including the payment of dividends, the amendment of GACN’s bylaws and the amendment of its right to appoint certain members of GACN’s senior management). A Mexican trust established by Nacional Financiera, S.N.C., or NAFIN, a Mexican national credit institution and development bank owned and controlled by the Mexican government, is the remaining shareholder in GACN and currently holds 49% of its outstanding capital stock. NAFIN is acting as trustee of this trust pursuant to the instructions of the Ministry of Communications and Transportation.

Through GACN, we operate 13 airports in the Central North region of Mexico pursuant to concessions granted by the Mexican government, including the Monterrey airport, which accounted for approximately for 43% of GACN’s revenues in 2005. The airports serve a major metropolitan area (Monterrey), three tourist destinations (Acapulco, Mazatlán and Zihuatanejo), two border cities (Ciudad Juárez and Reynosa) and seven regional centers (Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón and Zacatecas). All of the airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government.

The substantial majority of the Airport division’s revenues are derived from providing tariff-regulated services, which generally are related to the use of airport facilities by airlines and passengers. For example, approximately 81% of GACN’s total revenues in 2005 was earned from tariff-regulated services. Changes in revenues from aeronautical services are principally driven by the passenger and cargo volume at the airports. Revenues from aeronautical services are also affected by the maximum rates the subsidiary concessionaires are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The maximum rate system of price regulation that applies to aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services.

The Airport division also derives revenue from non-aeronautical activities, which principally relate to the commercial, non-aeronautical activities carried out at the airports, such as the leasing of space in terminal buildings to restaurants and retailers. Revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation. Thus, non-aeronautical revenues are principally affected by the passenger volume at the airports and the mix of commercial activities carried out at the airports. While we believe aeronautical revenues will continue to represent a substantial majority of future total revenues, we anticipate that the future growth of revenues from commercial activities will exceed the growth rate of this division’s aeronautical revenues.

The following table provides summary data for each of the 13 airports for the year ended December 31, 2005:

	Year Ended December 31, 2005
	Terminal				Revenues per
	Passengers				Terminal
Airport	Number		Revenues		Passenger(1)
	(In millions)%		(Millions of pesos)%		(pesos)

Metropolitan:
Monterrey International Airport	4.66	44%	584.93	43%	125.52

Tourist destinations:
Acapulco International Airport	0.88	8%	114.98	9%	130.63
Mazatlán International Airport	0.80	8%	110.06	8%	137.61
Zihuatanejo International Airport	0.61	6%	72.69	5%	119.37

Total tourist destinations	2.29	22%	297.73	66%	130.07

Border cities:
Ciudad Juárez International Airport	0.61	6%	69.63	5%	113.78
Reynosa International Airport	0.15	1%	16.50	1%	112.82

Total border city destinations	0.76	7%	86.13	6%	113.59

Regional:
Culiacán International Airport	0.60	6%	93.15	7%	155.26
Chihuahua International Airport	0.77	7%	78.66	6%	102.27
Durango International Airport	0.21	2%	27.23	2%	126.69
San Luis Potosí International Airport	0.23	2%	38.44	3%	164.56
Tampico International Airport	0.40	4%	52.21	4%	129.84
Torreón International Airport	0.37	4%	49.77	4%	132.88
Zacatecas International Airport	0.30	3%	37.88	3%	127.48

Total regional destinations	2.89	27%	377.34	28%	130.50

TOTAL:	10.60	100.00%	1,346.12	100.00%	127.01

(1)	Revenues per terminal passenger are calculated by dividing the total revenues for each airport by the number of terminal passengers for each airport.

Other division

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

The following table sets forth certain information regarding the highway, bridge and tunnel concessions in which we currently participate:

						Concessionaire’s
					% of	Net Investment in		% Total
			Concession		Construction	Concession		Investment
		Date of	Term	% Ownership of	Performed	(Millions of		Provided by
Concession	Kilometers	Concession	(Years)	Concessionaire(1)	by ICA	Mexican pesos)(2)		ICA(3)

San Martin-Tlaxcala-El Molinito highway	25.5	1991	25.5	20%	10%	Ps.	20	4%
Acapulco tunnel	2.9	1994	40.0	100	100		660	—
Corredor Sur highway (Panama)	19.5	1995	30.0	100	100		2,223	68
Irapuato — La Piedad highway	74.32	2005	20.0	100	100		14	14

(1)	Does not take into account the Mexican federal or local governments’ “sub-equity” contributions.

(2)	Represents each concessionaire’s investment in the applicable concession, net of depreciation and revaluation of assets. For a description of the revaluation of assets, see note 12 to our financial statements.

(3)	Represents the percentage of the total gross investment in each concession (including the government’s sub-equity contributions) provided by us whether in the form of equity, debt or in-kind contributions.

(4)	Net investment does not reflect certain development costs, expenses associated with our negotiations with the Panamanian Ministry of Public Works and certain other costs. See “— Corredor Sur.”

San Martin-Tlaxcala-El Molinito.  The San Martin-Tlaxcala-El Molinito concessioned highway began operating in September 1991. During 2005, the concessionaire’s revenues were sufficient to cover its operating expenses as well as financing costs on its indebtedness.

Acapulco Tunnel.  In 1994, the state of Guerrero granted us a 25-year concession for the construction, operation and maintenance of a 2.9 km tunnel connecting Acapulco and Las Cruces, which we completed in 1996. On November 15, 2002, the term of the concession was extended fifteen years, bringing the total length of the concession to 40 years.

On June 30, 2005, a trust organized by our subsidiary Tuneles Concesionados de Acapulco, S.A. de C.V., or TUCA, issued and sold Ps.800 million in notes (Certificados Bursátiles) due 2022, which are listed on the Mexican Stock Exchange. These notes accrue interest at TIIE (the Mexican interbank rate), plus 2.95%. The notes are recourse solely to the trust, which has been assigned the Acapulco Tunnel’s tolls and toll collection rights. After repaying all outstanding debt of TUCA, Ps.66 million to Banco Nacional de Obras y Servicios Publicos, S.N.C. and Ps.206 million of TUCA’s ordinary participation certificates, we received approximately Ps.456 million from the sale of these notes, which was used for general corporate purposes.

Corredor Sur.  In 1995, the Panamanian Ministry of Public Works awarded ICA Panamá, S.A., our wholly-owned subsidiary, a 30-year concession for the construction, operation and maintenance of the Corredor Sur highway, a four-lane, 19.8 kilometer highway. The first segment of the highway opened in August 1999 and the final segment opened in February 2000.

On May 17, 2005, a trust organized by our subsidiary ICA Panama issued U.S.$150 million of its 6.95% notes due 2025. Payments of principal and interest on the notes will be made from the Corredor Sur highway’s operations. The notes are recourse solely to the trust, which has been assigned the right to payment from the tolls. The net proceeds from the placement of the notes (approximately U.S.$134.9 million) were principally used to repay 100% of the project’s outstanding indebtedness (including a payment of U.S.$51.2 million in respect of outstanding indebtedness to the IFC) and to fund certain reserve accounts as required under the terms of the concession’s financing. The balance of the proceeds from the placement of the notes was used to repay a portion of our indebtedness and for other corporate purposes.

See “Item 8. Financial Information — Legal and Administrative Proceedings — Legal Proceedings — Corredor Sur.”

The Irapuato-La Piedad Highway.  In August 2005, the Mexican Ministry of Transport and Communications awarded us a 20-year concession for the construction, operation and maintenance of the Irapuato-La Piedad Highway. The 74.3 kilometer Irapuato — La Piedad highway will be a toll-free road under the Public/Private Partnership Structure (PPP). Recovery of our investment will be accomplished through a two-part integrated quarterly payment made by the Ministry of Transport and Communication. We will be paid (1) a fixed payment for highway availability and (2) a shadow tariff based on traffic volume. The improvements to the highway are scheduled to be completed in July 2007.

Water Distribution and Water Treatment Concessions.  We commenced construction of the Acuña water treatment plant in November 1998. The plant started commercial operations in October 2000, and we received our first payment in February 2001. The Acuña water treatment plant is currently operating at its full installed capacity (250 liters per second) and an increase in capacity is under negotiation. During 2005, the concessionaire’s revenues were sufficient to cover its operating expenses as well as financing costs on its indebtedness.

We are currently negotiating with the concession grantor to change the tariff scheme for the Acuña water treatment plant. Currently, we receive approximately Ps.6.85 per cubic meter of water we treat at the plant, and we treat approximately 250 liters per second. We are negotiating with the concession grantor to increase the volume of water treated at the Acuña water treatment plant to 400 liters per second in exchange for reducing the tariff associated with the plant to Ps.4.50 per cubic meter treated. If negotiations are successful, we will be required to invest approximately U.S.$1 million to increase the capacity of the plant to 440 liters per second.

Housing

Beginning on January 1, 2005, our real estate operations are reported as part of the Corporate and Other Operations segment and our housing operations are reported as the Housing segment.

In 2005, we participated in several new housing development projects, including: Balam-Ku in Cancun, Arboledas San Ramon in Veracruz and Paseos del Molino in Leon. During 2005, 2004 and 2003, we sold 4,408, 2,997 and 1,883 houses, respectively. As of December 31, 2005, our housing division owned 54 hectares of land reserved for the construction of 4,588 housing units, had agreements with partners to develop 72 hectares of land for the construction of 4,914 housing units and had negotiated the acquisition of 114 hectares of land for the construction of 6,107 units.

New housing construction in Mexico has increased steadily since President Fox took office through several governmental initiatives, which have improved the conditions for both developers and prospective buyers of housing. From 2000 to 2005, the number of mortgage credits granted to new house buyers increased 44% from 332,000 housing units in 2000 to 477,000 housing units in 2004. In addition, the recent incorporation of the Mexican Federal Mortgage Corporation (Sociedad Hipotecaria Federal) has made it easier for people to finance purchases and construction of homes in Mexico. Accordingly, through ViveICA, our housing subsidiary, we intend to acquire additional land for the construction of approximately 30,000 housing units over the next several years as a part of our strategy to establish a greater presence in the Mexican home-building sector. In addition, we are currently exploring the possibility of acquiring a housing construction business similar in size to ours.

Corporate and Other Operations

As of January 1, 2005, our real estate operations are included in our Corporate and Other Operations segment. Results of operations in our Corporate and Other Operations segment mainly reflect the sale of commercial and housing lots in Queretaro and corporate expenses.

Geographical Distribution of Revenues

Revenues from foreign operations accounted for approximately 13% of our revenues in 2005, as compared to 20% and 24% in 2004 and 2003, respectively.

The following table sets forth our revenues by geographic area for each of the years in the three-year period ended December 31, 2005.

	Year Ended December 31,
	2005			2004			2003
	(Millions of			(Millions of			(Millions of
	Mexican		(Percent of	Mexican		(Percent of	Mexican		(Percent of
	pesos)		Total)	pesos)		Total)	pesos)		Total)

Mexico	Ps.	15,885	86%	Ps.	10,429	79%	Ps.	7,547	76%
Spain		2,308	13		2,434	19		2,002	20
United States		—	—		4	—		85	1
Other Latin American countries		280	1		258	2		555	5
Inter-segment eliminations		(68)	—		(7)	—		(270)	(2)

Total	Ps.	18,405	100%	Ps.	13,118	100%	Ps.	9,919	100%

Approximately 6% of our backlog as of December 31, 2005 related to projects outside Mexico (as compared to 3% as of December 31, 2004) and approximately 43% of our backlog as of December 31, 2005 was denominated in foreign currencies (principally U.S. dollars) (as compared to 72% as of December 31, 2004).

As a result of the December 1994 Mexican peso devaluation and the resulting economic crisis, our strategy had been to place greater emphasis on our international operations. We pursued this strategy through acquisitions of foreign companies, such as Rodio, CPC and Kronsa, as well as through the direct involvement of the Civil Construction and Industrial Construction segments in foreign projects, such as the Corredor Sur highway concession in Panama and the Malla Vial street network refurbishment project in Colombia. Our strategy of becoming more involved in foreign projects presented greater risks than those typically faced in Mexican projects. For example, foreign projects may be more difficult to supervise due to their greater distances from our principal operations. Foreign projects require familiarity with foreign legal requirements and business practices. In contrast to domestic infrastructure projects, foreign projects also typically do not allow us to benefit from our reputation and relationships with Mexican government officials and private-sector individuals. Over the last few years we have revised this strategy, and have decided to concentrate on our Mexican operations and participate in other countries on a case by case basis. Although we are still active abroad, we have sought to be more selective when bidding for international projects. To date, our foreign projects have generated mixed results. See “Item 5. Operating and Financial Review and Prospects — Operating Results.”

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

Since 1990, Mexican companies have been required to provide the Ministry of the Environment and Natural Resources with periodic reports regarding their production facilities’ compliance with the Ecological Law and the regulations thereunder. These reports are required to include information with respect to environmental protection controls and the disposal of industrial waste. We have provided the information required by these reports to the Ministry of the Environment and Natural Resources. There are currently no material legal or administrative proceedings pending against us with respect to any environmental matter in Mexico, and we do not believe that continued compliance with the Ecological Law or Mexican state environmental laws will have a material adverse effect on our financial condition or results of operations, or will result in material capital expenditures or materially adversely affect our competitive position. However, in the future, the financing institutions providing credit for future projects could require us to comply with international environmental regulations that may be more restrictive than Mexican environmental regulations.

ORGANIZATIONAL STRUCTURE

The following table sets forth our significant subsidiaries as of December 31, 2005, including the principal activity, country of incorporation, ownership interest and, if different, percentage of voting power held by us:

	Principal	Country of	Ownership	Voting
Subsidiary	Activity	Incorporation	Interest	Power Held

Constructoras ICA, S.A. de C.V.	Construction	Mexico	100%	100%
Controladora de Operaciones de Infraestructura, S.A. de C.V.	Real estate and concessions	Mexico	100	100
Promotora e Inversora ADISA, S.A. de C.V.	Real estate and heavy construction	Mexico	100	100
Controladora de Empresas de Vivienda, S.A. de C.V.	Housing development	Mexico	100	100
ICATECH Corporation	International holding company	United States	100	100
Rodio/KronsaCimentaciones Especiales, S.A.	Sub-soil construction	Spain	50	50
Ingenieros Civiles Asociados, S.A. de C.V.	Heavy and urban construction	Mexico	100	100
ICA — Fluor Daniel, S. de R.L. de C.V.	Industrial construction	Mexico	51	51
ICA Panama, S.A.	Highway construction concessionaire	Mexico	100	100
Constructora Internacional de Infraestructura, S.A. de C.V.	Consortium for the construction of the El Cajon hydroelectric project	Mexico	75	75
Grupo Aeropotuario del Centro Norte, S.A. de C.V.	Airport operations	Mexico	47	51 *

*	Directly and through our interest in SETA.

PROPERTY, PLANT AND EQUIPMENT

Approximately 83% of our assets and properties are located in Mexico, with the balance in the United States, Europe and other Latin American countries. At December 31, 2005, the net book value of all land (excluding real estate inventories) and buildings, machinery and equipment and concessions was approximately Ps.10,246 million (approximately U.S.$964 million). Beginning in 2002, as part of a strategy to better utilize our capital resources, we sold a substantial portion of the machinery used in our construction projects. We currently lease machinery from vendors.

Our principal executive offices, which we own, are located at Mineria No. 145, 11800, Mexico City, Mexico. Our telephone number is (52-55) 5272-9991. In January 2002, we sold an office building located at Viaducto Rio Becerra No. 27, Mexico City, to a third party and began renting it from the buyer.

We believe that all our facilities are adequate for our present needs and suitable for their intended purposes.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our financial statements and the notes thereto. Our financial statements have been prepared in accordance with Mexican GAAP, which differ in significant respects from U.S. GAAP. Note 28 to our financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net loss and total stockholders’ equity. Under Bulletin B-10, financial data for all periods in our financial statements and throughout this annual report have been restated in constant Mexican pesos as of December 31, 2005.

U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.10.6275 to U.S.$1.00, the noon buying rate for Mexican pesos on December 30, 2005, as published by the Federal Reserve Bank of New York.

Our operations are divided into six segments: Civil Construction, Industrial Construction, CPC-Rodio, Infrastructure, Housing, and Corporate and Other Operations. Beginning on January 1, 2005, our real estate operations are in our Corporate and Other Operations segment and our housing construction operations are reported as the Housing segment. As of January 1, 2005, we renamed our Infrastructure Operation segment the Infrastructure segment and created two divisions: Airports and Other.

OPERATING RESULTS

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

We reported net losses in 2003 and 2002 principally due to a combination of lower public-sector spending on infrastructure in Mexico, losses incurred on several large projects (such as the San Juan Coliseum in Puerto Rico) and lower margins due to increased competition. Responding to these losses, in recent years we have sought to improve our contracting practices and to reduce our expenses through better cost controls. Our operating results improved considerably in 2004 and 2005, reflecting a higher volume of work (principally relating to the El Cajon hydroelectric project).

After several years of experiencing net losses, we realized net income of majority interest of Ps.502 million in 2005 and Ps.93 in 2004. Our return to profitability has improved our liquidity position. In addition, we refinanced certain of our indebtedness on more favorable terms in the second quarter of 2005. Specifically, we refinanced

Ps.270 million of our debt relating to the Acapulco Tunnel and U.S.$51 million of our debt relating to Corredor Sur. We also repaid all of the outstanding debt of Empresas ICA, S.A. de C.V., our holding company (U.S.$44 million), and the outstanding amount under the Inversora Bursatil S.A. de C.V., Casa de Bolsa Inbursa, secured credit facility (Ps.368 million), which allowed us to obtain the release of the assets pledged to the lender under this credit facility. We believe that these refinancings, which have provided us with U.S.$106 million in cash for future investments, have strengthened our financial condition.

In December 2005, we directly and indirectly acquired interests in 44.94% of the shares of GACN in a series of transactions. First, we acquired an additional 59.6% interest in SETA, bringing our total ownership interest in SETA to 74.5%. SETA is the strategic shareholder of GACN and owns 15% of GACN. Second, we purchased a 36% direct interest in GACN from the Mexican government. As a result of these transactions, we control, directly and through our investment in SETA, a 51% interest in GACN. The aggregate U.S.$289.8 million purchase price was funded using U.S.$164.8 million in cash on hand, which we obtained from the August 2005 equity offering, and U.S.$125 million from an 18-month bridge financing provided by West LB and Nord LB. We are currently exploring options for refinancing this bridge loan.

We began to consolidate GACN on our balance sheet as of December 31, 2005 and its results of operations as of January 1, 2006.

Revenue

The following table sets forth the revenues (after elimination of interdivisional revenues) of each of our segments for each of the years in the three-year period ended December 31, 2005. See note 27 to our financial statements.

	Year Ended December 31,
	2005			2004			2003
	(Millions of			(Millions of			(Millions of
	Mexican		(Percentage	Mexican		(Percentage	Mexican		(Percentage
	pesos)		of Total)	pesos)		of Total)	pesos)		of Total)

Revenues
Construction
Civil	Ps.	7,044	38%	Ps.	4,560	35%	Ps	2,226	22%
Industrial		7,552	41		4,611	35		4,215	43
CPC-Rodio		2,331	13		2,435	19		2,049	21

Total		16,927	92		11,606	89		8,490	86

Infrastructure		374	2		398	3		510	5
Housing		1,088	6		903	8		651	7
Corporate and Other operations		16	—		211	—		266	2

Total	Ps.	18,405	100%	Ps.	13,118	100%	Ps.	9,917	100%

Total revenues increased by 40% to Ps.18,405 million in 2005, from Ps.13,118 million in 2004. This increase was primarily attributable to a 46% increase in revenues from the construction segments. The increase in construction revenues during 2005 was mainly the result of work performed by the Civil and Industrial Construction segments on the El Cajon hydroelectric project, Package II of the Minatitlan refinery, the Altamira V energy plant, the Shell liquid natural gas terminal, marine drilling platforms in the Ku-Maloob-Zaap oil fields, the Reynosa III cryogenic plant, the Tejocotal Ì Nuevo Necaxa toll road and the Chicontepec oil field.

Total revenues increased by 32% to Ps.13,118 in 2004, from Ps.9,917 million in 2003. This increase was primarily attributable to the 37% increase in revenues from the Construction segments and a 29% increase in revenue in our Real Estate and Housing segment. The increase in construction revenues in 2004 was mainly the result of work executed for the El Cajon hydroelectric project, the Iztapalapa hospital in Mexico City, the Toluca airport and several projects undertaken by Rodio/Kronsa in Spain. The increase in revenue from the Real Estate and

Housing segment was primarily a result of a 31% increase in the number of houses that were built and sold by the Housing division of the Real Estate and Housing segment.

Selling, General and Administrative Expenses

We recorded selling, general and administrative expenses of Ps.1,253 million in 2005, an 11% increase from Ps.1,125 million in 2004, which was a 18.5% increase from Ps.949 in 2003. The increase in selling, general and administrative expenses in each year was due primarily to the increased overhead attributable to the increased volume of work in our Construction and Housing segments.

Operating Income

The following table sets forth operating income or loss of each of our segments for each of the years in the three-year period ended December 31, 2005.

	Year Ended December 31,
	2005		2004		2003
	(Millions of Mexican pesos)

Operating Income (Loss)
Construction
Civil	Ps.	544	Ps.	277	Ps.	(1)
Industrial		562		40		(102)
CPC-Rodio		86		89		81

Total		1,192		406		(22)

Infrastructure		126		50		51
Housing		114		84		15
Corporate and Other Operations		(377)		(17)		(1)

Total	Ps.	1,055	Ps.	523	Ps.	43

Operating margin		5.7%		4.0%		0.4%

Operating income reflects interest expense attributable to the El Cajon hydroelectric project and the construction of a drilling platform for Pemex, which is reported as cost of sales in the Civil Construction and the Industrial Construction segments. During 2005, 2004 and 2003, Ps.453 million, Ps.261 million and Ps.156, respectively, of cost of sales in the Civil Construction segment consisted of financing costs related to the El Cajon hydroelectric project.

Construction

Civil Construction

The following table sets forth the revenues and operating income of the Civil Construction segment for each of the years in the three-year period ended December 31, 2005.

	Year Ended December 31,
	2005		2004		2003
	(Millions of Mexican pesos)

Revenues	Ps.	7,044	Ps.	4,560	Ps.	2,323
Operating income		466		277		(1)
Operating margin		6.6%		6.1%		(0.01%)

Revenues.  The Civil Construction segment’s revenues increased by 54% to Ps.7,044 million in 2005 from Ps.4,560 million in 2004. This increase mainly reflected the increase in work performed at the El Cajon hydroelectric project, which represented Ps.4,117 million of the segment’s revenue in 2005, compared to Ps.3,069 million in 2004. To a lesser extent, the increase in this segment’s revenues also reflected an increased volume of work performed on other projects, including the Tejocotal-Nuevo Necaxa section of the Mexico-Tuxpan highway, the general hospital in Cancun, the reconstruction of the Hotel Moon Palace in Cancun and the Federal Justice building in Cholula.

In 2004, the Civil Construction segment’s revenues increased by 96% to Ps.4,560 million from Ps.2,323 million in 2003, due to the increase in work at the El Cajon hydroelectric project, and, to a lesser extent, increased work performed on the Tuxpam highway and the Toluca airport. Revenues derived from foreign operations represented 1% of the Civil Construction segment’s revenues in 2005, 1% of the Civil Construction segment’s revenues in 2004 and 11% of the Civil Construction segment’s revenues in 2003.

Operating Income.  Operating income for the Civil Construction segment increased by 75% to Ps.466 million in 2005 from Ps.311 million in 2004. This increase was due mainly to the increase in revenues described above. In addition, the value of the El Cajon hydroelectric contract increased by U.S.$43 million in the first half of 2005 as a result of an amendment compensating us for direct and financing costs associated with increases in the price of steel. This additional amount is payable upon completion of the project, together with all other amounts payable under the contract. The total value of the amended contract is approximately U.S.$806 million.

In 2004, the Civil Construction segment’s Ps.277 million operating income reflected the increase in work level in 2004 and the effect of higher operating margins in our new contracts. In 2003, our client for the San Juan Coliseum project retained 10% of each payment to us to cover contingencies associated with the completion of the coliseum, including completion delays. In November 2003, we waived our right to recover such retained funds in exchange for a release from other liability associated with the San Juan Coliseum, other than payments alleged to be owed to certain third parties. As of December 31, 2003, the Civil Construction segment reserved Ps.16 million for expected operating losses on completed projects in Puerto Rico. In 2004 we applied the provisioned losses. The Civil Construction segment’s 2003 operating loss was largely attributable to the contingencies related to the San Juan Coliseum.

Financing costs related to the El Cajon hydroelectric project represented Ps.453 million of the cost of sales of the Civil Construction segment during 2005, Ps.261 million of this segment’s cost of sales during 2004 and Ps.156 million of this segment’s cost of sales during 2003.

Industrial Construction

The following table sets forth the revenues and operating income (loss) of our Industrial Construction segment for each of the years in the three-year period ended December 31, 2005.

	Year Ended December 31,
	2005		2004		2003
	(Millions of Mexican pesos)

Revenues	Ps.	7,552	Ps.	4,611	Ps.	4,215
Operating income (loss)		494		40		(102)
Operating margin		6.5%		0.9%		(2.4)%

Revenues.  The Industrial Construction segment’s revenues increased by 64% to Ps.7,552 million in 2005, from Ps.4,611 million in 2004. This increase primarily reflected a higher volume of work performed, as more projects were in an advanced stage of construction. The projects that contributed most to revenues in the 2005 period were Package II of the Minatitlan refinery project, the Altamira V power plant, marine drilling platforms for the Ku-Maloob-Zaap oil fields, the Reynosa III cryogenic plant in Tamaulipas and the liquefied natural gas terminal for Shell.

The Industrial Construction segment’s revenues increased by 9% to Ps.4,611 million in 2004, from Ps.4,215 million in 2003. This increase primarily reflected the increase in our contract volume during 2004 and was primarily attributable to increased work for Pemex and the Mexican government, which accounted for 51% of our contracting volume in 2004.

Operating Income.  The Industrial Construction segment had operating income of Ps.494 million in 2005, compared to operating income of Ps.40 million in 2004. This improvement was primarily due to the increase in revenues described above and lower bid preparation expenses in 2005 compared to 2004. Bid preparation expenses were Ps.39 million in 2005 compared to Ps.179 million in 2004.

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

CPC-Rodio

The following table sets forth the revenues and operating income of our CPC-Rodio segment for each of the years in the three-year period ended December 31, 2005.

	Year Ended December 31,
	2005		2004		2003
	(Millions of Mexican pesos)

Revenues
CPC		23		1		47
Rodio/Kronsa	Ps.	2,308	Ps.	2,435	Ps.	2,002

Total	Ps.	2,331	Ps.	2,436	Ps.	2,049

Operating income
CPC	Ps.	(11)	Ps.	2	Ps.	(9)
Rodio/Kronsa		107		106		90

Total	Ps.	96	Ps.	104	Ps.	81

Operating margin		3.7%		4.3%		3.96%

Revenues.  The CPC-Rodio segment’s revenues decreased by 4% to Ps.2,331 million in 2005 from Ps.2,436 million in 2004. This change in each year was primarily due to a decrease in the volume of construction work performed by Rodio/Kronsa.

Operating Income.  The CPC-Rodio segment’s operating income decreased by 17% to Ps.96 million in 2005 from Ps.104 million in 2004. Operating income decreased as a result of relatively lower margins in projects under construction as well as the decrease in revenues.

The CPC-Rodio segment recorded operating income of Ps.104 million in 2004, as compared to operating income of Ps.81 million in 2003. Operating income increased modestly from 2003 to 2004, in spite of the substantial increase in revenues, due to increased competition faced by Rodio/Kronsa in Spain, which eroded operating margins.

CPC has been adversely affected by the Argentine economic crises. As a result, we have substantially reduced the scope of CPC’s operations. On January 21, 2004, Techint assumed CPC’s rights and obligations under the contract for the construction of the Caracoles-Punta Negra hydroelectric project. CPC is currently operating at the minimum level required to complete its last outstanding project.

Construction Backlog

Backlog at December 31, 2005 decreased to Ps.13,693 million compared to Ps.21,351 million at December 31, 2004, primarily due to lower levels of backlog associated with the Package II of the Minatitlan Project due to the significant volume of work performed on this project during 2005, which was partially offset by several new project awards, the most significant of which included:

•	various construction projects that are part of a new terminal at the Mexico City International Airport for Ps.1,921 million, which we expect to complete in 2006;

•	the Tejocotal-Nuevo Necaxa section of the Mexico-Tuxpan highway for Ps.635 million, which we expect to complete in September 2006;

•	the Reynosa IV cryogenic plant in Tamaulipas for Ps.389 million, which we expect to complete in August 2006;

•	the Alvaro Obregon hospital in Mexico City for Ps.295 million, which we expect to complete in 2006;

•	the reconstruction of the Moon Palace Hotel in Cancun for Ps.196 million, which we expect to complete in 2006

•	the Taxqueña traffic interchange in Mexico City for Ps.195 million, which we expect to complete 2006;

•	the Arriaga-Ocozocuautla highway in Chiapas for Ps.184 million, which we expect to complete in 2006;

•	the Invista (PET) plastic (Polyethylene Terephthalate) manufacturing plant in Queretaro for Ps.180 million, which we expect to complete in 2006; and

•	The petrochemical plant in Altamira, Tamaulipas for Ps. 1,148 million, which we expect to complete in December 2007.

Three projects represented approximately two-thirds of our backlog at December 31, 2005. Package II of the Minatitlan refinery project accounted for Ps.6,294 million, or 46% of our total backlog as of December 31, 2005. This project is currently on the initial stages of execution. In addition, we are continuing work on the El Cajon hydroelectric project. As of December 31, 2005, the El Cajon hydroelectric project accounted for Ps.1,012 million, or 7%, of our construction backlog. We have also begun work on various construction projects that are part of a new terminal at the Mexico City International Airport, which we expect to complete in 2006 and that accounted for approximately Ps.1,921 million, or 14% of our backlog as of December 31, 2005. We expect to complete these projects during 2006. As of December 31, 2005, approximately 5.9% of construction backlog was attributable to construction projects outside Mexico and public sector projects represented approximately 81.6% of our total backlog.

Infrastructure

The following table sets forth the revenues and operating results of our Infrastructure segment for each year in the three-year period ended December 31, 2005.

	Year Ended December 31,
	2005		2004		2003
	(Millions of Mexican pesos)

Revenues	Ps.	374	Ps.	398	Ps.	510
Operating income		50		50		51
Operating margin		13.4%		12.6%		10.0%

Revenues.  The Infrastructure segment’s revenues decreased to Ps.374 million in 2005 compared to Ps.398 million in 2004 and Ps.510 million in 2003, reflecting the sale of Simex (a subsidiary that specialized in the development and integration of electronic systems, including vehicle registration systems for tollbooths) in March 2004, as well as other divestments made in the second half of 2004.

Operating Income.  The Infrastructure segment reported operating income of Ps.50 million in 2005 as compared to operating income of Ps.50 million in 2004. Operating income remained stable from 2003 to 2005, principally due to an improvement in margins which more than offset the decline in revenues in each period. Revenues from Corredor Sur and Acapulco Tunnel, which have higher margins than the overall segment, represented a larger portion of this segment’s revenues in 2005. Selling, general and administrative expenses also decreased in 2005 compared to 2004 due to our expense reduction effort. The Infrastructure segment reported operating income of Ps.50 million in 2004 as compared to operating income of Ps.51 in 2003, primarily due to improved results from the Corredor Sur project which was more than offset by the overall decrease in revenue.

Housing

The following table sets forth the revenues and results of operations of our Housing segment for each year in the three-year period ended December 31, 2005.

	Year Ended December 31,
	2005		2004		2003
	(Millions of Mexican pesos)

Revenues	Ps.	1,088	Ps.	903	Ps.	651
Operating income		92		84		15
Operating margin		8.5%		9.3%		2.3%

Revenues.  Housing is being reported as an independent segment as of January 1, 2005, and results of operations for 2004 and 2003 have been reclassified to facilitate comparison. The Housing segment’s revenues increased by 20% to Ps.1,088 million in 2005, from Ps.903 million in 2004. We sold 4,408 units in 2005 compared to 2,997 units sold in 2004. The increase in units sold was due to the implementation of a new growth strategy, which has led to the construction of larger projects, improvements in our commercialization and marketing process and to a lesser extent, a change in our revenue recognition policy. Beginning in January 2005, revenue is recorded when the buyer’s mortgage has been approved.

The Housing segment’s revenues increased 39% from Ps.651 million in 2003 to Ps.903 million in 2004, primarily due to an increase in the number of units sold. In 2004, we sold 2,997 houses, as compared to 2,289 houses sold in 2003.

Operating Income.  The Housing segment’s operating income increased to Ps.92 million in 2005, from Ps.84 million in 2004 and Ps.15 million in 2003. The increases in 2005 and 2004 were primarily attributable to the increase in the number of units we built and sold in each period, as described above.

Corporate and Other Operations

During the past several years, as part of our non-core asset divestiture program, we have sold substantially all of the assets in our Corporate and Other Operations segment. In August 2004, we divested Alsur, our grain warehouse business. We commenced reporting our real estate operations, which were formerly included in the Real Estate and Housing segment in this segment as of January 1, 2005. To facilitate comparison, we have reclassified real estate operations within this segment for 2004 and 2003.

The following table sets forth the revenues and operating loss of the Corporate and Other Operations segment for each year in the three-year period ended December 31, 2005.

	Year Ended December 31,
	2005		2004		2003
	(Millions of Mexican pesos)

Revenues	Ps.	16	Ps.	211	Ps.	107
Operating loss		(89)		(11)		(1)

Revenues.  This segment’s revenues increased from Ps.107 million in 2003 to Ps.211 million in 2004 and decreased to Ps.16 million in 2005 primarily as a consequence of the absence of revenues of Alsur and losses from sale below book value of Real estate.

Operating Income.  The Corporate and Other Operations segment had an operating loss of Ps.89 million in 2005, compared to operating loss of Ps.11 million in 2004 and operating loss of Ps.1 million in 2003. The larger operating loss in 2005 was mainly due to the decrease in revenues resulting from the sale of Alsur. All parent company level expenses are recorded in this segment, which resulted in net losses for each of 2005, 2004 and 2003.

Financing Cost, Net

The following table sets forth the components of our comprehensive financing results for each year in the three-year period ended December 31, 2005.

	Year Ended December 31,
	2005		2004		2003
	(Millions of Mexican pesos)

Interest expense(1)	Ps.	448	Ps.	320	Ps.	554
Interest income		(349)		(244)		(144)
Exchange (gain) loss, net		6		(29)		66
Loss (gain) on monetary position		6		(60)		(90)

Financing (income) cost, net	Ps.	112	Ps.	(12)	Ps.	386

(1)	Does not include interest expense attributable to the El Cajon hydroelectric project and the drilling platforms for Pemex for which we obtained bank loans to finance working capital. Interest expense on these projects is reported as a part of cost of sales in Civil and Industrial Construction. During 2005, 2004 and 2003, Ps.453 million, Ps.261 million and Ps.156 million of cost of sales in the Civil Construction segment consisted of financing costs related to the El Cajon hydroelectric project, respectively.

We reported net comprehensive financing costs of Ps.112 million in 2005, as compared to net contribution to income from financing activities of Ps.12 million in 2004 and net comprehensive financing costs of Ps.386 million in 2003. The change in net comprehensive financing costs from 2004 to 2005 was mainly due to refinancing expenses associated with the issuance of the Corredor Sur notes and the Acapulco Tunnel notes, such as interest expense and the recognition of deferred costs related to the placement of bonds and non-amortizable costs related to the issuance of the new debt, including the cost of the derivatives to fix the interest rate for the maturity of the debt. The change in 2005 also reflected losses on foreign exchange and from monetary position in 2005, as compared to gains from these items in 2004. The improvement in the net comprehensive financing cost in 2004 was due to a decrease in interest expense, an increase in interest income, and the realization of an exchange gain, instead of the exchange loss we experienced in 2003.

We accrued interest expense of Ps.448 million in 2005, as compared to interest expense of Ps.320 million in 2004 and Ps.554 million in 2003. The increase in interest expense in 2005 was primarily attributable to refinancing expenses related to Corredor Sur and the Acapulco Tunnel, which together accounted for Ps.180 million of non-recurring costs. The increase in non-recurring costs was partially offset by a decrease in the average interest rate on our consolidated debt in 2005, which was 7.3%. The decrease in interest expense in 2004 was primarily attributable to a reduction in the average interest rates on our consolidated debt, from 10.51% in 2003 to 7.68% in 2004, which was partially offset by an increase of Ps.2,415 million in the total amount of consolidated debt outstanding in 2004, as a result of the financing for the El Cajon hydroelectric project.

Interest income increased from Ps.144 million in 2003 to Ps.244 million in 2004 and further increased to Ps.349 million in 2005, primarily due to our increased cash position. The increase in interest income in 2005 and 2004 was primarily due to the unused cash balance of notes issued to finance the El Cajon hydroelectric project.

The gain or loss on monetary position reflects the effects of inflation, as measured by the NCPI, on our net monetary position. The gain on monetary position in 2003 and 2004 reflected our net monetary liability position in those years. Our loss on monetary position in 2005 reflected our net monetary asset position in that year.

We reported a foreign exchange loss of Ps.6 million in 2005, as compared to a foreign exchange gain of Ps.29 million in 2004 and a foreign exchange loss of Ps.66 million in 2003. The gains and losses on foreign exchange in these periods reflected the relative trading prices of the Mexican peso versus the U.S. dollar.

Our total debt increased to Ps.10,463 million at December 31, 2005, compared to Ps.7,655 million at December 31, 2004, as a result of increased debt for the El Cajon hydroelectric project, debt associated with the GACN acquisition and the refinancing indebtedness for the Corredor Sur highway and Acapulco Tunnel which was partially offset by the repayment in full of our corporate debt (equivalent to U.S.$44 million) during the first six months in 2005 with proceeds from divestments and from the incurrence of new debt for Corredor Sur. At December 31, 2004, our corporate debt (which we define as debt at the parent company level) totaled Ps.882 million. Excluding the debt of the El Cajon hydroelectric project, our total debt increased by Ps.1,574 million from Ps.2,780 million at December 31, 2004 to Ps.4,354 million at December 31, 2005.

At December 31, 2005, 91% of our total debt was denominated in currencies other than Mexican pesos, principally U.S. dollars or, in the case of debt related to projects of Rodio, euros. We may in the future incur additional non-peso denominated indebtedness. Declines in the value of the Mexican peso relative to such other currencies will both increase our interest costs and result in foreign exchange losses. In other cases an increase in the value of the Mexican peso relative to such other currencies will have the opposite effect.

Other Income, Net

In 2005, our net other income was Ps.149 million, compared with net other expenses of Ps.16 million in 2004. The improvement in 2005 was principally due a net gain of Ps.39 million related to the sale of our 40% equity in CIMA and a net gain of Ps.53 million related to the reversal of contingency reserves created for the sale of divested subsidiaries during previous periods. These gains were partially offset by losses incurred in connection with the sale of property, plant and equipment.

In 2004, we experienced net other expenses of Ps.16 million, compared with net other expenses of Ps.285 million in 2003. During 2004, our net other expenses included a gain of Ps.70 million resulting from the sale of our shares in Alsur, ICAOTA and Autopistas Concesionadas del Centro, S.A. de C.V. and a Ps.161 million profit from the Acapulco Tunnel resulting from the reversal of a previous impairment charge. These sources of income were partially offset by Ps.32 million of severance charges, a loss of Ps.4 million incurred in the sale of property, plant and equipment and an allowance of Ps.55 million for impairment in value in Alsur and DEPRISA. See note 24 to our financial statements.

In 2003, net other expenses primarily resulted from Ps.126 million in provisions associated with the curtailment of our pension plan, a Ps.94 million loss from the sale of shares (primarily associated with our sale of shares of SETA), Ps.50 million of employee severance payments, and a Ps.32 million loss from the sale of fixed assets.

Income Tax

In 2005, we recorded a net tax provision of Ps.345 million, which reflected a current income tax expense of Ps.89 million, a deferred income tax expense of Ps.152 million and an expense of Ps.104 million reflecting a change in the valuation allowance, which resulted from our estimation that we may be unable to benefit from certain tax loss carryforwards and asset tax credits available to us in the period granted by Mexican law for the recovery of such tax carryforwards. In 2005, the statutory employee profit sharing expense equaled Ps.95 million, which reflected a current statutory employee profit sharing expense of Ps.80 million and a deferred statutory employee benefit of Ps.15 million.

In 2004 we recorded a net tax provision of Ps.511 million, which reflected a current income tax expense of Ps.93 million, deferred income tax expense of Ps.55 million, a charge related to the change in statutory tax rate of Ps.85 million, and an expense of Ps.277 million reflecting an increase in the valuation allowance. The increase in valuation allowance resulted from a writedown of losses we have carried forward based on our estimation that we may be unable to benefit from certain tax carryforwards within the period granted by Mexican law for the recovery of such tax carryforwards. In 2004, statutory employee profit sharing expense equaled Ps.28 million, which was composed of an statutory employee profit sharing expense of Ps.60 million and a deferred statutory employee benefit of Ps.32 million. See note 20 to our financial statements.

In 2003, we recorded a net tax provision of Ps.348 million, which reflected a current income tax expense of Ps.13 million, deferred income tax expense of Ps.56 million, and an expense of Ps.275 million reflecting an increase in the valuation allowance, which resulted from our estimation that we may be unable to benefit from certain tax carryforwards available to us in the period granted by Mexican law for the recovery of such tax carryforwards. In

2003, statutory employee profit sharing expense equaled Ps.3 million, which was composed of an statutory employee profit sharing benefit of Ps.3 million and a deferred statutory employee expense of Ps.6 million.

The statutory tax rate in Mexico has been reduced from 34% for 2003 to 33% for 2004 and 30% for 2005 and will be further reduced by one percentage point each year until reaching 28% in 2007. See note 20 to our financial statements. Generally, the differences between effective tax rates and statutory tax rates are due to differences between taxable and financial accounting income or loss, including, to an important extent, those relating to the recognition of profit or loss on construction contracts that tend to fluctuate significantly from year to year. Income taxes payable on revenues from the El Cajon hydroelectric project are deferred until we receive payment from the CFE upon completion of the project in 2007.

As of December 31, 2005, we had Ps.2,772 million in consolidated net operating loss carryforwards and Ps.2,034 million in consolidated asset tax credits available. See note 20 to our financial statements.

Share in Net Gain (Loss) of Unconsolidated Affiliated Companies

We reported net income from our equity interest in unconsolidated affiliates of Ps.98 million in 2005, compared to Ps.175 million in 2004 and a loss of Ps.173 million in 2003. The decrease in 2005 was primarily due to the absence of income from Dravica (our affiliate participating in the Caruachi hydroelectric project in Venezuela) and income from our holdings in SETA, CIMA and Dicomex (we began consolidating SETA January 1, 2006). The improvement in 2004 was primarily due to gains from Dravica, which resulted from a settlement with the project’s client in the amount of $43 million to reflect additional construction costs, and gains from our holdings in CIMA and Dicomex. The losses in 2003 were primarily the result of losses incurred by Dravica in connection with the Caruachi hydroelectric project in Venezuela.

Net Income (Loss)

We reported net income before minority interest of Ps.749 million in 2005, compared to net income before minority interest of Ps.156 million in 2004 and a net loss before majority interest of Ps.1,149 million in 2003. The improvement in 2005 was primarily attributable to our increased work volume and a decrease in our selling, general and administrative expenses as a percentage of our net revenues, which were partially offset by an increase in comprehensive financing cost of Ps.125 million. In 2004, the improvement was primarily attributable to Ps.523 million of operating income and income in unconsolidated affiliated companies of Ps.175 million, which were offset by an income tax expense of Ps.511 million. In 2003, the loss was primarily attributable to Ps.386 million of financing expenses, Ps.348 million of tax provisions (including employee profit sharing), Ps.285 million of other expenses (including a provision for the curtailment of the pension plan of Ps.126 million) and Ps.173 million of losses in unconsolidated affiliated companies.

Net income of minority interest was Ps.248 million in 2005, which primarily reflected gains in construction activities. Net income of minority interest was Ps.63 million in 2004, which primarily reflected gains in the construction segment. Net loss of minority interest was Ps.39 million in 2003.

U.S. GAAP Reconciliation

In 2005, we revised the accounting treatment of our industrial construction subsidiary ICA-Fluor under U.S. GAAP. For U.S. GAAP purposes , we have applied the gross proportionate consolidation method to the ICA-Fluor joint venture. To permit comparability, our U.S. GAAP reconciliation for prior periods has been restated. This change in accounting did not affect our net income or stockholders’ equity under U.S. GAAP for prior periods. We continue to consolidate ICA-Fluor for purposes of Mexican GAAP, as we have in the past.

The principal differences between Mexican GAAP and U.S. GAAP that affect our net income and majority stockholders’ equity relate to the accounting treatment of the following items:

•	Capitalization of financing costs;

•	Restatement for inflation on foreign sourced fixed assets;

•	Reversal of an impairment charges;

•	Financial instruments;

•	Compensation cost on stock option plan;

•	Severance payments; and

•	Deferred income tax and deferred statutory employee profit-sharing.

Pursuant to Mexican GAAP, our consolidated financial statements also recognize certain effects of inflation in accordance with Bulletin B-10 and Bulleting B-12, except for the restatement of foreign-sourced fixed assets from January 1, 1998. These effects have not been reversed in our reconciliation with U.S. GAAP. For a more detailed description of the differences between Mexican GAAP and U.S. GAAP as they affect our net income (loss) and total stockholders’ see Note 28 to our audited consolidated financial statements.

Accounting Policies and Estimates

We prepare our financial statements in accordance with Mexican GAAP, and we use International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB, and U.S. GAAP as a complement if needed (in cases where Mexican GAAP is silent on an issue), which requires us to make estimates that affect the amounts recorded for assets, liabilities, income and expenses in our financial statements. The Company has implemented control procedures to ensure that its accounting policies are timely and adequately applied. Even though such estimates are based on the knowledge, judgment and experience of our management, actual results may differ. The principal accounting policies involving the use of estimates which substantially affect the Company’s financial statements for the year ended December 31, 2005 are:

Construction Contracts

As part of the planning process before commencing any project, we review the principal obligations and conditions of the specific contract for the purpose of (i) reasonably estimating the projected revenue; (ii) reasonably estimating the costs to be incurred in the project; (iii) reasonably estimating the gross profit of the project; and (iv) identifying the rights and obligations of the parties involved. Based on that analysis, we determine the applicability of the most appropriate accounting recognition method.

The decision of whether or not to participate in a project is made collectively with representatives of the technical, legal, financial and administrative areas, which covers the analysis of the customer’s economic solvency and moral standing, the legal framework, the availability of resources, the technological complexity and construction procedures, the obligations and rights assumed, the economic, financial and geological risks, and the possibility of their being mitigated, as well as the casuistic analysis of each contract. Our policy is to avoid contracts with material risks, unless such risks may be mitigated or transferred to the customers, suppliers and/or subcontractors.

Generally our construction contracts are of two kinds: unit price and lump sum or guaranteed maximum price. In unit price contracts the customer generally assumes the risks of inflation, exchange-rate and price increases for the materials used in the contracts. Under a unit price contract, once the contract is signed, the parties agree upon the price for each unit of work. However, unit price contracts normally include escalation clauses whereby the Company retains the right to increase the unit price of such inputs as a result of inflation, exchange-rate variations or price increases for the materials, if any of these risks increases beyond a percentage specified in the contract.

In lump sum contracts, guaranteed maximum price contracts, or those where there are no escalation clauses whereby we undertake to provide materials or services at fixed unit prices required for a project, generally we absorb the risk related to inflation, exchange-rate fluctuations or price increases for materials. These risks are mitigated as follows: (i) when the bid tender is prepared, such risks are included in determining the costs of the project based on the application of certain economic variables which are provided by recognized firms specializing in economic analysis; (ii) contractual arrangements are made with the principal suppliers, among which advance payments are made to ensure that the cost of the materials remains the same during the contract term; and (iii) the exchange-rate risk is mitigated by contracting suppliers and subcontractors in the same currency as that in which the customer contract is executed.

At the outset of a project, we implement a plan, which is periodically updated during the course of construction. The plan includes the description of the construction procedures, the critical execution route, the allocation and timeliness of the resources required taking into consideration the risk of any delivery delays which may result in penalties and the project’s cash flow forecast. We use this plan, together with periodic percentage-of-completion reports approved by the customer, to determine the accounting recognition method for a project and obtain financing for the project.

In both unit price and lump sum contracts, we generally transfer risks related to performance guarantees to subcontractors whom we hire to manufacture the equipment upon which the performance of the project depends.

Our construction contracts are accounted for using the percentage-of-completion method in accordance with Mexican GAAP, which is similar to the methods established under U.S. GAAP pursuant to Accounting Research Bulletin 45, “Accounting for Long-term Construction-Type Contracts” and Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” The percentage-of-completion method allows for the verification of project performance in a timely fashion and adequate presentation of the legal and economic substance of the contracts. Our construction contracts take into account estimated costs and revenues to date as contract activity progresses. The estimates are based on the terms, conditions and specifications of the contracts, and on the plans and forecasts made by us in order to ensure the inclusion of all costs attributable to the project.

Use of the percentage-of-completion method is conditioned upon the determination of the following factors under the construction contract: (i) the total amount of revenues to be earned; (ii) our legal and economic right to receive payment for the work performed as the contract is executed; (iii) the construction budget and total cost to be incurred; and (iv) the total profit we expect to recognize. The construction contracts in which we participate are typically governed by the civil law of the jurisdictions, which recognizes a contractor’s right to receive payment for work performed. In addition, we structure the terms of our contracts to support the entitlement of payments in order to have enforceable rights to justify the use of the percentage-of-completion method.

In calculating the profit from a project, the base revenue estimate comprises the net of: (i) the initial amount established in the contract; (ii) additional work orders requested by the customer; (iii) the value of the update adjustments agreed in the contract; (iv) the decrease in the original contract value; (v) claims; and (vi) ending or performance bonuses as of the date on which they are effectively approved.

In calculating the profit from a projects, the base cost estimate considers: (i) the costs directly related to the specific contract, including materials, labor, subcontracting costs, manufacturing and supply costs of equipment derived from independent workshops; (ii) indirect costs related to the specific contract, including payroll of technical and administrative personnel, construction site camps and related expenses, quality control and inspection, internal and external contract supervision, insurance costs, costs of financing, depreciation and amortization, and repairs and maintenance; and (iii) any other costs that may be transferred to the customer under the contract terms. We exclude (i) general administrative expenses not included under any form of reimbursement in the contract; (ii) selling expenses; (iii) research and development costs; (iv) expenses not considered reimbursable under the contract; and (v) the depreciation of machinery and equipment not used in the specific contract even though it is available on hand for a specific contract (when the contract does not allow a revenue for such item). Work performed in independent workshops and construction in-progress are also excluded costs until received or used, and are treated as assets.

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

A construction contract that covers multiple construction sites is treated as multiple construction projects when: (i) separate proposals are created for each site, (ii) independent conditions are established in the contract for each site and (iii) the income, costs and margin of profit of each one of site can be independently identified.

A group of contracts or with one or more clients must be treated like a single construction project when: (i) the contract group has been negotiated as a package, (ii) the contracts are so intimately related that they must be considered together when determining profit margins and (iii) the contracts are preformed simultaneously or in a continuous sequence.

When we work on construction projects with other contractors, we include the value of contracts in our backlog for which we have a majority participation and otherwise control the leadership of the project.

Allowance for doubtful accounts

Because of the size and scope of our construction projects, our customers are generally of recognized solvency and standing. If we experience collection problems as a contract is performed, we typically suspend work until the situation is resolved and payment is assured. Generally, we experience an aging of between 30 and 60 days in accounts receivable for completed work. Under Mexican GAAP, our policy is not to recognize a provision for accounts receivable on contracts that do not require the customer to pay for the work as it is performed, but only when the project is terminated.

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

Up to December 31, 2003, according to Bulletin B-10, the recoverable value equals the net sum of forecasted nominal revenues, costs and expenses. In March 2003, the Mexican Institute of Public Accountants issued new Bulletin C-15, “Impairment in the Value of Long Lived Assets and their Disposal,” which we refer to as C-15, which was effective as of January 1, 2004. C-15 establishes new rules for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides guidance as to indicators of possible impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. The calculation of such losses requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the present value of discounted future net cash flows.

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

Recognition of the loss from impairment under U.S. GAAP differs from that established by C-15. Under U.S. GAAP, SFAS No. 144 “Accounting for the Impairment of Disposal of Long-Lived Assets” requires that, in the presence of certain events and circumstances, we review long-lived assets for impairment. An impairment loss under SFAS No. 144 is calculated as the difference between the fair value and the carrying value of the long-lived asset. However, an impairment loss is only recognized when it is determined that the long-lived asset is not recoverable. A long-lived asset is not recoverable when the estimated future undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset.

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

Application of Critical Accounting Estimates to our Financial Results

Set forth below are the results derived from the application of the aforementioned policies and their effects on our financial statements for the years ended December 31, 2005 and 2004:

Construction Contracts

Our financial statements as of December 31, 2005 and 2004 include provisions of Ps.2 million and Ps.34 million, respectively, for estimated losses upon project termination related to projects that were expected to be substantially completed during 2006 and 2005, respectively. As of December 31, 2005 and 2004, our financial statements include an allowance for doubtful accounts of Ps.172 million and Ps.172 million, respectively. Reserves and provisions were recorded based on our best estimates and current circumstances. If these circumstances change, we may need to modify the amount of reserves and provisions we have recorded.

Income Tax

In 2005 we recorded a net tax provision of Ps.345 million, which reflected a current income tax expense of Ps.89 million, a deferred income tax expense of Ps.152 million and a change in valuation allowance of Ps.104 million. As of December 31, 2005, we had a net deferred tax asset of Ps.761 million, including deferred tax liabilities of Ps.3,112 million and creditable asset tax of Ps.974 million . As of December 31, 2005, a valuation allowance for tax loss carryforwards and asset tax credits of Ps.692 million was recorded because we believe that the period granted by Mexican law for the recovery of such amounts may expire before such tax loss carryforwards and tax on asset credits are recovered. If these circumstances were to change, we may be required to increase or decrease the valuation allowance. We compute the amortization of our tax credits using the forecast of income based on our business plan.

In 2004, we recorded a net tax provision of Ps.511 million, which reflected a current income tax expense of Ps.93 million, deferred tax expense of Ps.56 million and a deferred income tax expense of Ps.85 million reflecting tax rate variations and an increase in the valuation allowance of Ps.275 million.

Long Lived Assets

As part of our non-core asset divestment program, the accounting values of assets held for sale, which consisting of real property inventories, property, plant and equipment and certain investments in concessions, were adjusted during the fourth quarter of 2001 based on their estimated recoverable value. Likewise, the estimated recoverable value of investments in concessions was based on projected and discounted cash flows of future operating income, which were made by an independent expert.

No adjustment to the book value of assets was made in 2005. During 2004 our management reviewed the estimate of the recoverable value of the concessions considering the present value of future cash flows and, as a result of this review, we reversed a loss for impairment of the value of some of our assets related to the Acapulco Tunnel concession that were recorded in 2001. This reversal resulted in revenues of Ps.161 million, which were recorded in Other revenues on our income statement for the year ended December 31, 2004.

Recently Issued Accounting Standards

Mexico

As of May 31, 2004, the Mexican Institute of Public Accountants, or IMCP, formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards, or CINIF, consistent with the international trend of requiring this function be performed by an independent entity.

Accordingly, the task of establishing bulletins of Mexican GAAP and circulars issued by the IMCP was transferred to CINIF, who subsequently renamed standards of Mexican GAAP as Financial Reporting Standards (Normas de Información Financiera or “NIFs”), and determined that NIFs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (iv) International Financial Reporting Standards, or IFRS that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

One of the main objectives of CINIF is to achieve greater concurrence with IFRS. To this end, it began reviewing the theoretical concepts contained in Mexican GAAP and established a Conceptual Framework, which we refer to as the CF, to support the development of financial reporting standards and to serve as a reference in resolving issues arising in the accounting practice. The CF consists of eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins.

The new NIFs are:

•	NIF A-1 Structure of Financial Reporting Standards;

•	NIF A-2 Fundamental Principles;

•	NIF A-3 Users’ Needs and Financial Statement Objectives;

•	NIF A-4 Qualitative Characteristics of Financial Statements;

•	NIF A-5 Basic Elements of Financial Statements;

•	NIF A-6 Recognition and Valuation;

•	NIF A-7 Presentation and Disclosure;

•	NIF A-8 Supplementary Standards to Mexican GAAP; and

•	NIF B-1 Accounting Changes.

The most significant changes established by these standards are:

•	NIF A-3 requires the inclusion of a statement of cash flows in a company’s financial statements as well as a statement of changes in financial position.

•	NIF A-5 created a new classification for revenues and expenses: ordinary and not ordinary. Ordinary revenues and expenses are derived from transactions or events that are within the normal course of business or that are inherent in the entity’s activities, whether frequent or not; revenues and expenses classified as not ordinary refer to unusual transactions and events, whether frequent or not.

•	NIF A-7 requires the presentation of comparative financial statements for at least the preceding period. Through December 31, 2004, the presentation of prior years’ financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the name of the officer or administrative body authorizing the related issuance.

•	NIF B-1 establishes that changes in particular standards, reclassifications and correction of errors must be recognized retroactively. Consequently, basic financial statements presented on a comparative basis with the current year that might be affected by the change, must be adjusted as of the beginning of the earliest period presented.

We have not fully assessed the effects of adopting these new standards on the presentation of our financial statements.

United States of America

In November 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4,” or SFAS No. 151. SFAS No. 151 amends the guidance in Accounting Research Bulletin, or ARB, No. 43, “Inventory Pricing,” to clarify the accounting for abnormal costs related to idle facility expense, freight, handling costs and spoilage. SFAS No. 151 requires that these costs and expenses be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as previously defined under ARB No. 43. In addition, SFAS No. 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not anticipate the adoption of this new accounting principle will have a material effect on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payments,” or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award — the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year ending December 31, 2006. We do not anticipate the adoption of this new accounting principle will have a material effect on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 152, “Accounting for Real Estate Time-Sharing Transactions — an amendment of FASB Statements No. 66 and 67”, which we refer to as SFAS 152. SFAS 152 amends FASB SFAS No. 66, “Accounting for Sales of Real Estate,” to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in the American Institute of Certified Public Accountants’, or AICPA, Statement of Position, or SOP, 04-2, “Accounting for Real Estate Time-Sharing Transactions” and amends FASB SFAS No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects,” to state the guidance of (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. SFAS 152 is effective for financial statements for fiscal years beginning after June 15, 2005. We do not anticipate the adoption of this new accounting principle will have a material effect on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29,” or SFAS 153, which amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not anticipate the adoption of this new accounting principle will have a material effect on our financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3,” or SFAS 154. SFAS requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless impracticable. The statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. The new standard is effective for accounting changes made in fiscal years beginning after December 15, 2005. We do not anticipate the adoption of this new accounting principle will have a material effect on our financial position, results of operations or cash flows.

In November 2005, the FASB issued Financial Staff Position, or FSP, FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which nullifies certain requirements of Emerging Issues Task Force Issue , or EITF, No. 03-1, The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, “Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value.” The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005. We do not expect the adoption of this guidance will have a material effect on our financial position, results of operations or cash flows.

At the September 29 and 30, 2004 and November 17 and 18, 2004 meetings of the Emerging Issues Task Force, or the EITF, the EITF discussed Issue 04-10, “Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds,” or EITF 04-10. EITF 04-10 concludes that a company, when determining if operating segments that do not meet the quantitative thresholds of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” or SFAS No. 131, should be aggregated, may aggregate such operating segments only if aggregation is consistent with the objective and basic principle of SFAS No. 131, that they have similar economic characteristics, and that the segments share a majority of the aggregation criteria listed in (a) through (e) of paragraph 17 of SFAS No. 131. The consensus in EITF 04-10 was adopted in 2005, but did not have any effect on our operating segments.

At the September 15, 2005 meeting of the EITF, the EITF discussed Issue 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty,” or EITF 04-13. At the meeting, it was agreed that in situations in which an inventory transaction is legally contingent upon the performance of another inventory transaction with the same counterparty, the two transactions are deemed to have been entered into are in contemplation of one another and would be considered a single exchange transaction subject to Accounting Principles Board Opinion 29, “Accounting for Nonmonetary Transactions.” The Task Force also stated indicators of when a purchase transaction and a sales transaction would not be considered as entered into in contemplation of one another, and thus, may have the ability to be recorded as separate purchases and sales. EITF 04-13 is effective for new arrangements entered into, or modifications or renegotiations of existing arrangements, beginning in the first annual reporting period beginning after March 15, 2006. We have not yet determined the effects of adoption of EITF 04-13 on our financial position, results of operations or cash flows.

At its June 2005 meeting, as modified by its September 2005 meeting, the EITF discussed Issue 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination,” or EITF 05-6, and concluded on the appropriate amortization periods for leasehold improvements either acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at, the beginning of the lease term. This Issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. We do not anticipate the adoption of EITF 05-6 will have a material effect on our financial position, results of operations or cash flows.

LIQUIDITY AND CAPITAL RESOURCES

General

Our principal uses of funds in 2005 were:

•	Ps.1,338 million for the repayment of amounts outstanding under our credit agreement with Casa de Bolsa Inbursa;

•	U.S.$289.8 million for our acquisition the 59.6% interest in SETA and the 36% interest in GACN;

•	Ps.133 million for working capital in the Civil Construction segment; and

•	Ps.294 million for acquisition of land reserve in the Housing segment.

Our principal sources of funds in 2005 were:

•	Ps.2,447 million of net proceeds from the issuance of our equity interests in August 2005;

•	U.S.$125 million from a bridge loan for the acquisition of GACN;

•	U.S.$84 million of the net proceeds from the Corredor Sur financing;

•	Ps.663 million of net proceeds from the Acapulco Tunnel financing; and

•	Ps.306 million (U.S.$27 million) of proceeds from sale of the majority of our interest (40% of our initial position of 50%) in CIMA.

Our expected future sources of liquidity include cash flow from our Civil Construction, Industrial Construction and Infrastructure segments, third party financing for our construction and housing projects and the continuation of our non-core asset divestment program, as well as the divestment of certain other assets related to our core operations that are obsolete or no longer useful to us, such as construction machinery and equipment. There can be no assurance that we will be able to continue to generate liquidity from these sales.

As of March 31, 2006, we had net working capital (current assets less current liabilities) of Ps.6,257 million. We had net working capital of Ps.4,687 million as of December 31, 2005 as compared to net working capital of Ps.1,705 million as of December 31, 2004 and a net working capital of Ps.1,109 million as of December 31, 2003. Our net working capital as of December 31, 2005 and March 31, 2006 included Ps.1,720 million and Ps.1,874 million, respectively, of net working capital from GACN, which we began to consolidate on December 31, 2005. The increase in net working capital from December 31, 2004 to December 31, 2005 was primarily attributable to the consolidation of GACN, an increase in our cash position and a reduction in short-term debt, which was partially offset by a decrease in other account receivables. The increase in net working capital from December 31, 2003 to December 31, 2004 was primarily attributable to an increase in current contract receivables, an increase in cost and estimated earnings in excess of billings on uncompleted contracts, an increase in other receivables, and a decrease in the current portion of long-term debt. These increases were partially offset by a decrease in cash and cash equivalents, an increase in notes payable, an increase in trade accounts payable and an increase in advances from customers’ accounts. We believe that our working capital is sufficient to meet our requirements in connection with work we currently intend to carry out in the near future.

Our cash and cash equivalents were Ps.6,264 million as of December 31, 2005, as compared to Ps.3,545 million as of December 31, 2004 and Ps.3,894 million as of December 31, 2003. Of our cash and cash equivalents as of December 31, 2005, Ps.1,657 million was attributable to GACN, which we began to consolidate on December 31, 2005. At December 31, 2005, we had a current ratio (current assets over current liabilities) of 1.64, as compared to a current ratio of 1.22 at December 31, 2004. As of March 31, 2006, we had a current ratio of 1.52.

Cash and cash equivalents at year-end 2005 included:

•	Ps.1,657 million of cash and cash equivalents (representing 26% of our cash and cash equivalents) held by GACN;

•	Ps.1,589 million of cash and cash equivalents (representing 25% of our cash and cash equivalents) held by ICA-Fluor;

•	Ps.559 million of cash and cash equivalents (representing 9% of our cash and cash equivalents) held by CIISA;

•	Ps.106 million of cash and cash equivalents (representing 1.7% of our cash and cash equivalents) held by Rodio.

The use of cash and cash equivalents by GACN, ICA-Fluor or Rodio/Kronsa requires the consent of the other shareholders in each such subsidiary, which are Nacional Financiera, S.N.C. in the case of GACN, the Fluor Corporation in the case of ICA-Fluor and the Soletanche Bachy Group in the case of Rodio.

We generated Ps.1,055 million from operating activities during 2005, as compared to Ps.523 million in 2004 and Ps.43 in 2003.

The terms of the El Cajon contract require that CIISA secure financing for its project costs. Because CFE will pay for the project upon completion, and the financing obtained by CIISA will cover only the project’s cash costs, we do not expect this project to generate any significant cash flow to us until completion, which is currently expected to occur in 2007. However, because we recognize revenues from our construction projects under the percentage of completion accounting method, the El Cajon hydroelectric project represented a material portion of our revenues in recent years, and is expected to continue to generate a material portion of our revenues in 2006. The El Cajon hydroelectric project generated Ps.4,117 million, Ps.3,069 million and Ps.922 million of revenue, or 22%, 23% and 9% of total revenue, in 2005, 2004 and 2003, respectively. The El Cajon hydroelectric project is expected to represent a substantial portion of our receivables and our indebtedness. At December 31, 2005, we had Ps.7,529 million in contract receivables and Ps.6,097 million of debt on our balance sheet relating to the El Cajon hydroelectric project.

As of March 31, 2006, some of our assets were pledged to support letters of credit and other credit operations, including Ps.63.5 million and U.S.$9.7 million of cash and cash equivalents. We have pledged some of our assets to a number of Mexican banks, including Banco Nacional de Comercio exterior, S.N.C. or Bancomext, Banco Mercantil del Norte S.A. or Banorte, WestLB, AG, Norddeutsche Landesbank Girozentrale and Inversora Bursatil, S.A. de C.V., in order to secure letters of credit from some of these banks and credit operations from others. The assets we have pledged include: dividends payable to us by Aeroinvest; construction machinery and equipment owned by Ingenieros Civiles Asociados, S.A. de C.V.; cash held by CICASA; a portion of the cash held by ICA-Fluor; the portion of cash flow that represents free cash flow from Corredor Sur and from the Acapulco tunnel and an office building located at Mineria No. 130, Mexico City. We expect that most of the assets securing letters of credit will remain pledged until the letters of credit secured by these assets expire. At March 31, 2006, we had unrestricted access to Ps.1,592 million of our cash and cash equivalents, compared to Ps.2,079 million at December 31, 2005.

August 2005 Equity Offering

On August 10, 2005 we sold 90,622,491 newly-issued shares at a price of Ps.27.00 per share through the Mexican Stock Exchange and to institutional investors outside of Mexico. 65% of the shares were placed through the Mexican Stock Exchange and thirty-five percent of the shares were placed with institutional investors outside Mexico, including to certain qualified institutions in the United States in an offering exempt from registration under Section 4(2) of the U.S. Securities Act of 1933, as amended. We received total proceeds of Ps.2,447 million, before expenses. Of the net proceeds from this offering, as of May 31, 2006, we have used:

•	Ps.1,693 million for the acquisition of our 44.94% interest in GACN described below;

•	Ps.221 million as working capital for El Cajon and other projects in the civil construction segment;

•	Ps.113 million for land reserve acquisitions in the Housing segment;

•	Ps.94 million for payment of fees and commissions in connection with the issuance;

•	Ps.56 million for an equity investment in the Irapuato — La Piedad highway concession;

•	Ps.48 million for corporate uses; and

•	the balance (Ps.222 million) is reserved for general corporate purposes.

Project Financing

We utilize a number of project financing structures to raise the capital necessary to build projects. We historically financed our construction operations primarily through advances from customers. Increasingly, we have been required to arrange construction-phase financing. This has typically been done through bank financing. As these construction projects near completion, we typically seek to arrange longer-term financing to repay the short-term borrowings, either through the issuance of our own long-term debt or through the securitization of revenues from these projects. For example, in 2004, we replaced the bridge financing for the El Cajon hydroelectric project with a U.S.$452.4 million syndicated loan and a U.S.$230 million bond. Our ability to arrange financing for the construction of infrastructure facilities is dependent on many factors, including the availability of financing in the credit market.

We typically provide a portion of the equity itself and our investment is returned over time once the project is completed. Generally, we contribute equity to a project by accepting deferred payment of a portion of its construction contract price. Concessions represent a similar approach to financing public-sector projects through the private sector. In certain projects, such as the Cantarell nitrogen plant, we provided debt financing in lieu of equity. In other projects, such as the El Cajon hydroelectric project, which are financed as part of the Mexico’s public works financing program, which is known in Mexico as the PIDIREGAS program, payment of the construction cost is deferred until the project is operational. Due to the nature of most infrastructure projects, which typically involve long-term operations, we recover our equity or debt contribution, and in cases like the El Cajon hydroelectric project receive payment under the contract, after the construction phase is completed. Depending on the requirements of each specific infrastructure project, we typically seek to form a consortium with entities that have expertise in different areas and that can assist us in obtaining financing from various sources. See “Item 3. Key Information — Business Overview — Infrastructure.” We anticipate that future revenues will depend significantly on our ability directly or indirectly to arrange financing for the construction of infrastructure projects.

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

Indebtedness

Our total debt to equity ratio was 0.82 to 1 at December 31, 2005, 1.31 to 1.0 at December 31, 2004 and 1.0 to 1.0 at December 31, 2003. The improvement in the debt to equity ratio from December 31, 2004 to December 31, 2005 mainly reflected the August 2005 equity sale, the proceeds of which were used to repay indebtedness, the debt refinancing transactions described above and the increase in net income we experienced in 2005. The deterioration in the debt to equity ratio from December 31, 2003 to December 31, 2004 mainly reflected the increase in long-term debt for the financing of El Cajon hydroelectric project. See note 18 to our financial statements.

As of December 31, 2005, approximately 69% of our consolidated revenues and 91% of our indebtedness were denominated in foreign currencies, mainly U.S. dollars. Decreases in the value of the Mexican peso relative to the U.S. dollar will increase the cost in Mexican pesos of our debt service obligations with respect to our U.S. dollar denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased. We currently do not have any financial instruments in place to hedge for foreign currency risk. Several of our subsidiaries have a reduced exposure to the foreign currency risk because a higher percentage of their revenues are denominated in U.S. dollars.

Certain of our subsidiaries, such as GACN, CIISA and ICA Panama, and unconsolidated affiliates have entered into debt and other agreements containing restrictive covenants that limit the ability of such subsidiaries and affiliates to pay us dividends. These restrictive covenants generally do not restrict our operating subsidiaries such as Ingenieros Civiles Asociados and ViveICA. See note 15 to our financial statements.

In 2005, our debt service obligations (principal and interest) totaled Ps.2,431 million for debt denominated in pesos and U.S dollars. As of December 31, 2005, our net debt (interest paying debt less cash and cash equivalents) was Ps.4,199 million.

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

Corredor Sur

On May 17, 2005, a trust organized by our subsidiary ICA Panama issued U.S.$150 million of its 6.95% notes due 2025. Payments of principal and interest on the notes will be made from the Corredor Sur highway’s operations. The notes are recourse solely to the trust, which has been assigned the right to payment from the tolls. The net proceeds from the placement of the notes (approximately U.S.$134.9 million) were principally used to repay 100% of the project’s outstanding indebtedness (including a payment of U.S.$51.2 million in respect of outstanding indebtedness to the IFC) and to fund certain reserve accounts as required under the terms of the concession’s financing. The balance of the proceeds from the placement of the notes was used to repay a portion of our parent company indebtedness and for other corporate purposes.

TUCA

On June 30, 2005, a trust organized by our subsidiary TUCA issued and sold Ps.800 million in notes (Certificados Bursátiles) due 2022, which are listed on the Mexican Stock Exchange. These notes accrue interest at TIIE (the Mexican interbank rate), plus 2.95%. The notes are recourse solely to the trust, which has been assigned the Acapulco Tunnel’s tolls and toll collection rights. After repaying all outstanding debt of TUCA, Ps.66 million to Banco Nacional de Obras y Servicios Publicos, S.N.C. and Ps.206 million of TUCA’s ordinary participation certificates, we received approximately Ps.456 million from the sale of these notes, which was used for general corporate purposes.

GACN

In connection with the GACN acquisition, on December 22, 2005, our subsidiary Aeroinvest obtained a bridge loan from West LB and Nord LB in the amount of U.S.$125 million. The bridge loan is guaranteed by our holding company, Empresas ICA. Interest is payable on the loan at the rate of LIBOR plus 2.35%. So long as there are amounts outstanding under the loan, Aeroinvest is obligated to comply with certain affirmative and negative covenants, including maintenance of an interest service coverage ratio (as defined in the credit agreement) of 1.20:1.00. We are currently exploring options to refinance this bridge loan.

Other Debt

In the third quarter of 2002, we restructured Ps.155 million of our debt with BBVA Bancomer by entering into three new secured loan agreements. During 2005, we repaid the total outstanding amount of these secured loans using the proceeds from the sale of real estate in Hermosillo and Queretaro and a portion of the proceeds from the capital increase in 2003 and 2004.

During 2004, we transferred payment obligations of two of our subsidiaries to Ingenieros Civiles Asociados, S.A. de C.V. in connection with amounts owed to Caterpillar, Inc. A U.S.$3.7 million obligation was transferred from Dravica to ICA, S.A. de C.V. and a U.S.$1.8 million obligation was transferred from ICA Panama to ICA, S.A. de C.V. In each case the terms and conditions of the obligations remained the same. On May 25, 2005, we repaid U.S.$2 million of the amount owed to Caterpillar. As of March 31, 2006, there were no amounts outstanding owed to Caterpillar.

As of December 31, 2005, we had outstanding Ps.106 million of other long-term debt associated with financial leases for construction equipment and Ps.77 million of other long-term indebtedness related to a loan maturing in September 2008 that is secured by shares of SISSA Coahuila, S.A. de C.V., which is the remaining amount outstanding from the financing for the construction of the waste-water treatment plant.

Casa de Bolsa Inbursa Credit Agreement

In the first quarter of 2005, we repaid in full and obtained the release of pledged assets in connection with a ten-year secured credit agreement with Casa de Bolsa Inbursa. At December 31, 2004, Ps.1,338 million had been outstanding under this facility. The loan’s initial interest rate was 14.5% and increased by 90 basis points each year up to a maximum interest of 22.6%.

Additional Sources and Uses of Funds

From February 1999 through December 2005, we sold U.S.$781 million of assets including U.S.$37 million in 2005. A substantial portion of these assets were sold as part of a non-core asset divestment program.

In 2005, we sold:

•	our majority interest in CIMA for Ps.306 million (U.S.$27 million);

•	several real estate properties in the amount of U.S.$8.8 million; and

•	our remaining 20% interest in a tourism real estate development company in Cabo del Sol for U.S.$1 million.

We may from time to time repurchase our outstanding equity securities if market conditions and other relevant considerations make such repurchases appropriate. The amount that we may use to repurchase our securities, is authorized annually by our shareholders meeting.

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

In recent years, our liquidity has also been adversely affected by the length of our average collection period for accounts receivable. Our average collection period for accounts receivable (including El Cajon) considered net of value added tax was 230 days as of the first quarter of 2006, which is a 17% increase from the first quarter of 2005 primarily as a result of an increase in the short term account receivables as result of an increase in the volume of work performed during 2005.

OFF-BALANCE SHEET ARRANGEMENTS

We do not engage in any off-balance sheet arrangements that have or that we believe are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity.

As of December 31, 2005, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

	Payments Due by Period
			Less Than						More Than
Contractual Obligations	Total		1 Year		1-3 Years		3-5 Years		5 Years
	(Millions of Mexican pesos)

Long-term debt obligations	Ps.	9,989	Ps.		Ps.	7,622	Ps.	73	Ps.	2,294
Current portion of long term debt obligation		40		40		—		—		—
Operating lease obligations		209		19		57		95		38

Total	Ps.	10,238	Ps.	59	Ps.	7,679	Ps.	168	Ps.	2,332

As of December 31, 2005, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

	Amount of Commitment Expiration per Period
	Total
	Amounts		Less Than						Over
Other Commercial Obligations	Committed		1 Year		1-3 Years		4-5 Years		5 Years
	(Millions of Mexican pesos)

Standby letters of credit	Ps.	1,454	Ps.	—	Ps.	1,454	Ps.	—	Ps.	—
Guarantees(1)		9,356		—		9,356		—		—

Total commercial commitments	Ps.	10,810	Ps.	—	Ps.	10,810	Ps.	—	Ps.	—

(1)	Consist principally of bonds delivered to guarantee bids, advance payments and performance.

Item 6.	Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Management of our business is vested in our board of directors. Our bylaws provide that the board of directors will consist of the number of directors and alternate directors elected by our shareholders at the annual ordinary general meeting. In April 2005, our bylaws were amended to provide for the election of our directors in three classes, each to serve for 3 years, with one third of the directors being elected at each annual meeting of our stockholders. Our current board of directors was elected on April 21, 2005, in three classes, with terms designed to provide a transition to the staggered term arrangement provided by the bylaws; however, at a shareholder meeting on April 6, 2006, the directors whose term expired on December 31, 2005 were extended for an additional year. Alternate directors are authorized to serve on the board of directors in place of directors who are unable to attend meetings or otherwise participate in the activities of the board of directors. The President of the board of directors must be a Mexican national. We offer no service contracts for our directors providing benefits upon termination of employment. The board of directors currently consists of 16 members, of which ten are outside (i.e. non-management) directors. Nine of our directors are independent directors within the meaning of the Mexican Securities Market Law. They are as follows:

		Years as
Name	Position	Director	Age

Bernardo Quintana I.(2)	President	28	64
Jorge Borja Navarrete(2)	Director	20	63
Jose Luis Guerrero Alvarez(2)	Director	16	62
Lorenzo H. Zambrano Treviño(1)(3)	Director	14	62
Sergio F. Montaño Leon(2)	Director	14	58
Emilio Carrillo Gamboa(1)(4)	Director	10	68
Alberto Escofet Artigas(1)(3)(4)	Director	10	72
Luis Fernando Zarate Rocha(2)	Director	8	62
Carlos Abedrop Davila(1)(3)(4)	Director	7	86
Jorge Aguirre Quintana(2)	Director	7	58
Juan Claudio Salles Manuel(1)(3)(4)(5)	Director	3	69
Esteban Malpica Fomperosa(1)(3)(4)	Director	3	56
Angeles Espinoza Yglesias(1)(3)(4)	Director	2	63
Elmer Franco Macias(1)(3)(4)	Director	2	65
Alberto Mulas Alonso(1)(3)(4)	Director	2	45
Arturo Olvera Vega(1)(3)(4)	Director	1	39

(1)	Director whose term expires on December 31, 2006.

(2)	Director whose term expires on December 31, 2007.

(3)	Independent directors within the meaning of the Mexican Securities Market Law.

(4)	Independent directors within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

(5)	Audit committee financial expert, within the meaning of section 407 of the Sarbannes-Oxley Act of 2002.

Listed below are the names, responsibilities and prior business of our directors and senior management:

Bernardo Quintana I. has been a member of our board of directors since 1978. Mr. Quintana has been our President since December 1994. Previously, Mr. Quintana was the Director of Investments for Banco del Atlantico, Vice President of ICA Tourism and Urban Development and our Executive Vice President. Mr. Quintana is currently a board member of several Mexican companies including Sanborns, Cementos Mexicanos and Telmex. Mr. Quintana is also a member of Mexico’s National Counsel of Businessmen, is chairman of the board of trustees of the Universidad Nacional Autonoma de Mexico and the Fundacion ICA. Mr. Quintana holds a degree in civil engineering from the Universidad Nacional Autonoma de Mexico and an MBA from the University of California at Los Angeles.

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

Emilio Carrillo Gamboa has been a member of our board of directors since 1996. Mr. Carrillo served as the President of Telmex from 1975-1987, and as Mexico’s ambassador to Canada from 1987-1989. Mr. Carrillo is presently a senior partner of Bufete Carrillo Gamboa, and is chairman of the board of directors of Holcim-Apasco, a non-listed company and the Mexico Fund, a company listed on the NYSE. He is also member of the board of the following publicly traded companies: Grupo Modelo, Grupo Mexico, Southern Peru Copper Corporation, Kimberly Clark de Mexico and San Luis Corporation. He also serves on the boards of directors of the following non-listed companies: Bank of Tokio — Mitsubishi (Mexico), Gasoductos de Chihuahua, and Innova. Mr. Carrillo holds a law degree from the Universidad Nacional Autonoma de Mexico, and continued his legal education at Georgetown University Law Center.

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

Luis Fernando Zarate Rocha has been a member of our board of directors since 1997. Mr. Zarate oversees the Housing sector and is also in charge of the operations of SETA, the airport operator in which we have a minority interest, and oversees business development. Mr. Zarate has been with our company for over 36 years and has worked on various heavy construction projects, in infrastructure projects and in our business development department. Mr. Zarate is also a member of the board of directors of Fundacion ICA. Mr. Zarate holds a B.S. in civil engineering from Universidad Nacional Autonoma de Mexico, where he has been a professor of engineering since 1978.

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

Juan Claudio Salles Manuel has been a member of our board of directors since April of 2003. Mr. Salles is a founding partner of the Salles Sainz — Grant Thornton, S.C., which specializes in financial consulting and financial statements auditing. Prior to working at Salles — Sainz Grant Thornton, Mr. Salles was a partner at Ruiz Urquiza y Cia, S.C. Mr. Salles is currently a member of the Mexican Institute of Public Accountants, and had previously served as the President of its national executive committee. Mr. Salles is also the President of the Advisory Committee of the Mexican Academy of Integral Performance Audit (Academia Mexicana de Auditoria Integral al Desempeño). Previously, Mr. Salles was also a member of the executive committee of the International Federation of Accountants. Mr. Salles holds a bachelor’s degree in public accounting from the Universidad Nacional Autonoma de Mexico, where he has been a professor since 1962.

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

Elmer Franco Macias has been a member of our board of directors since April 2004. Mr. Franco has occupied different positions within the INFRA Group, where he began working in 1958. Mr. Franco holds a B.S. in electrical engineering from Universidad Nacional Autonoma de Mexico, concluded studies in Industrial Relations — Human resources from the Universidad Iberoamericana and has participated in management programs at the Instituto Panamericano de Alta Direccion de Empresas (IPADE).

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

Arturo Olvera Vega has been a member of our board of directors since April 2005. Mr. Olvera is currently employed as a director of the Carlyle Group. From 1996 to 2004, Mr. Olvera worked as the Director of Project Development at Banobras. He has also held positions in the Ministry of Agriculture and Water Resources, the Ministry of Finance and Public Credit, and the Ministry of Programming and Budget. He is a graduate from the ITAM in Mexico and holds an MBA from the University of California at Los Angeles.

Executive Officers

Our executive officers currently are as follows:

		Years as
Name	Current Position	Executive Officer

Bernardo Quintana I	President	28
Jorge Borja Navarrete	Executive Vice President, Industrial Construction	20
Jose Luis Guerrero Alvarez	Executive Vice President, Finance	16
Sergio F. Montaño Leon	Executive Vice President, Administration	16
Luis Fernando Zarate Rocha	Vice President, Housing	11
Jorge Aguirre Quintana	Vice President, Civil Construction	7
Luis Carlos Romandia Garcia	General Counsel	1

Luis Carlos Romandia Garcia has been our general counsel since May 2005 and has been secretary of our board of directors since 1995. Mr. Romandia has been employed by us since 1977 and has served as a lawyer for several of our subsidiaries during his tenure. Mr. Romandia holds a degree in law from the Universidad Nacional Autonoma de Mexico.

COMPENSATION

For the year ended December 31, 2005, the aggregate compensation of our directors and executive officers paid or accrued in that year for services in all capacities was approximately Ps.104 million. We pay non-management directors Ps.40,000 net of taxes and management directors Ps.20,000 net of taxes for each board meeting, executive committee meeting or audit committee meeting they attended.

Management Bonuses

Generally members of senior and middle management currently become eligible for bonuses after five years of service. Cash performance bonuses are paid to eligible members of management by the subsidiaries that employ them.

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

Bonuses are paid into the management trust and may be used by the technical committee to purchase shares, for the account of the bonus recipient. All dividends paid with respect to shares in the management trust are also deposited in the management trust. Cash dividends are, at the discretion of the technical committee, distributed to participants in the management trust or used to purchase shares at prevailing market prices for the benefit of the participants. Upon leaving us, participants in the management trust are entitled to receive the shares representing such participant’s interest in periodic installments. The management trust may, but is not required to, purchase the shares constituting such installments. All dividends received with respect of the shares owned by any former employee are paid to such former employee.

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

The stock option plan was terminated on April 16, 2004. Although we do not expect to grant stock options going forward, we expect to honor the stock options that were granted under the stock option plan at an exercise price of Ps.22.50.

Set forth below are the original number of ordinary shares and the number of shares as adjusted for our December 2005 reverse stock split, the grant date and the expiration date of all options outstanding as of December 31, 2005, which have an exercise price of Ps.22.50.

	Original	As Adjusted
Option Grant Date	Number of Shares	Number of Shares	Expiration Date

April 24, 2000	9,273,163	1,545,527	April 24, 2007
April 23, 2001	9,323,417	1,553,902	April 23, 2008
April 25, 2002	8,087,866	1,347,977	April 25, 2009
April 29, 2003	7,663,088	1,277,181	April 29, 2010

Options vest over a three-year period beginning on the first anniversary of the grant date, and are exercisable until the seventh anniversary of the grant date. Options may be exercised at any time after vesting and are not transferable.

These options are held by our officers and directors.

There were no forfeited options in 2005 or 2004 and 219,499 forfeited options in 2003 with a weighted average exercise price of Ps.3.83 (on a pre-reverse split basis). During 2005, 7,154,729 options (ion a pre-reverse split basis) were exercised. As of December 31, 2005, after giving effect to the December 2005 reverse stock split, we had 2,967,686 options outstanding with a weighted average exercise price of Ps.22.50.

Under Mexican GAAP, the granting of these options has no effect on our results of operations, cash flow or financial condition. Under U.S. GAAP, the granting of these options may give rise to future non-cash compensation expenses.

Reduction in the Amount of Executive Compensation

In 2004, we implemented a plan that is aimed at reducing the amount of executive compensation that we pay. As part of this plan, we terminated a number of our executives, after making required severance payments. We subsequently rehired a number of these executives at a reduced base salary. In 2004, we expensed approximately Ps.257 million (nominal value) of severance payments. Of this amount, approximately Ps.187 million (nominal value) was attributable to severance payments made to senior management. We expect that the implementation of this plan will result in future cost savings. No terminations were made in 2005.

BOARD PRACTICES

On December 30, 2005, Mexico’s Federal Congress enacted a new federal statute that, upon its effectiveness 180 days from its enactment, will amend and restate the existing Mexican Securities Market Law in its entirety. The new Mexican Securities Market Law enhances disclosure requirements and corporate governance standards for Mexican listed companies through the refinement of existing concepts (such as the functions, duties and liabilities of management, directors and audit committees) and the introduction of new concepts, such as corporate practices committees (comprised, in the case of companies such as us, of independent directors), institutional investors and safe harbors from public offering requirements. The new law also provides minority shareholders of Mexican listed companies with improved information rights and legal remedies. In order to comply with the new legal regime applicable to and governing public issuers in Mexico upon the effectiveness of the new Mexican Securities Law, we will be required to amend our by-laws, modify our audit committee and form a corporate practices committee, both of which will be required to consist exclusively of independent board members. These amendments must be implemented within 180 days following the effectiveness of the new law. The following summary does not give effect to these amendments.

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

Our audit committee operates pursuant to a written charter adopted by the audit committee and approved by our board of directors. Pursuant to our bylaws and Mexican law, our audit committee submits an annual report regarding its activities to our board of directors. The duties of the audit committee include: (i) reviewing and opining on all related-party transactions; (ii) recommending hiring of third party experts to opine in respect of related party transactions; (iii) periodically evaluating our internal control mechanisms to verify compliance with the corporate governance standards to which we are subject;; (iv) periodically evaluating our internal control mechanisms; (v) recommending independent auditors to our board of directors; (vi) establishing guidelines for the hiring of employees or former employees of our independent auditors; (vii) preparing an annual report in respect of its activities and submit it to the board of directors; (viii) periodically evaluating our reports filed before the Mexican National Banking and Securities Commission, the Mexican Stock Exchange, the Securities and Exchange Commission and New York Stock Exchange; and (ix) establish procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters controls. The audit committee is empowered to hire independent counsel and other advisors, as it deems necessary to carry out its duties, including the review of related-party transactions.

Corporate Governance

On April 21, 2005, at an extraordinary shareholders’ meeting, we amended our bylaws in order to restrict the purchase of shares that would result in change of control without the prior approval of our board of directors or an extraordinary shareholders’ meeting.

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

These provisions do not apply in cases of transfer of shares as a result of death, the repurchase or amortization of shares, subscription of shares in exercise of preferential rights, or transfers of shares by us or our subsidiaries, or by a person who maintains effective control over us.

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

Statutory Auditor

Prior to the date on which the new Mexican Securities Law became effective, we were required to have at least one statutory auditor, who was elected by our shareholders at the annual general shareholders’ meeting. The statutory auditor reported to our shareholders at our annual shareholders’ meeting regarding the accuracy of the financial information presented to our shareholders by the board of directors and generally monitors our affairs. The statutory auditor received quarterly reports from the board of directors regarding material aspects of our affairs, including our financial condition. The last statutory auditor was Joaquin Gomez Alvarez and the alternate statutory auditor was Ramon Arturo Garcia Chavez. Since the effectiveness of the new Mexican Securities Law on June 28, 2006, the supervisory functions fulfilled by the statutory auditor have been fulfilled by the Board of Directors.

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

The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Current Corporate Governance Practices

Director Independence. Majority of board of directors must be independent. §303A.01	Pursuant to the Mexican Securities Market Law and our bylaws, our shareholders are required to appoint a board of directors of between five and twenty members, 25% of whom must be independent within the meaning of the Mexican Securities Market Law, which differs from the definition of independent under the rules of the New York Stock Exchange.
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
A director is not independent if such director is:	Under Article 14-B is of the Mexican Securities Market Law, a director is not independent if such director is:
(i) a person who the board determines has a material direct or indirect relationship with the company, its parent or a consolidated subsidiary;	(i) an employee or officer of the company (one-year cooling off period);

NYSE Standards	Our Current Corporate Governance Practices

(ii) an employee, or an immediate family member of an executive officer, of the company, its parent or a consolidated subsidiary, other than employment as interim chairman or CEO;	(ii) a shareholder that, without being an employee or officer of the company, has influence or authority over the company’s officers;
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
(vi) an executive officer or employee of a company, or an immediate family member of an executive officer of a company, that makes payments to, or receives payments from, the listed company, its parent or a consolidated subsidiary for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues (charities are not included, but any such payments must be disclosed in the company’s proxy (or, if no proxy is prepared, its Form 10-K / annual report))
(vi) a chief executive officer or other high ranking officer of another company in which the relevant company’s chief executive officer or other high ranking officer is a member of the board of directors; or
“Immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law and anyone (other than domestic employees) who shares the person’s home. Individuals who are no longer immediate family members due to legal separation, divorce or death (or incapacity) are excluded. §303A.02(b)
(vii) a ‘‘family member” related to any of the persons mentioned above in (i) through (vi). “Family member” includes a person’s spouse, concubine or other relative up to the third degree of consanguinity and affinity, in the case of (i) and (ii) above, and a spouse, concubine or other relative of up to the first degree of consanguinity or affinity in the case of (iii) through (vi) above.
Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or applicable Mexican law.

NYSE Standards	Our Current Corporate Governance Practices

Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	We have a three-member audit committee, which is composed of directors appointed by the shareholders. The Mexican Securities Market Law requires that the president and the majority of the members of our audit committee be independent. Our bylaws require that all members of the audit committee be independent. Currently all members of our audit committee are independent as such term is defined under the Mexican Securities Market Law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.
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
• periodically evaluating our internal control mechanisms;
• recommending independent auditors to our board of directors;
• establishing guidelines for the hiring of employees or former employees of our independent auditors; and
• establish procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters controls
• periodically evaluating our reports filed before the Mexican National Banking and Securities Commission, the Mexican Stock Exchange and New York Stock Exchange.
• The audit committee is empowered to hire independent counsel and other advisors as it deems necessary to carry out its duties, including the review of related-party transactions

NYSE Standards	Our Current Corporate Governance Practices

Nominating/corporate governance committee.
Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04	We are not required to and do not have a nominating/corporate governance committee, and it is not expressly recommended by the Mexican Code of Best Corporate Practices.
Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05	As recommended by the Mexican Code of Best Corporate Practices and our bylaws, we have a compensation committee, the members of which are board members.
Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §303A.08	Our current equity compensation plans have been approved by our shareholders at shareholder meetings in accordance with Mexican law.
Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. We are required by Item 16B of this Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions.

EMPLOYEES

As of each of the last three years ended December 31, 2005, 2004 and 2003, we had on average 13,180, 9,932 and 9,853 employees, respectively, approximately 25%, 30% and 30% of whom were permanent employees, respectively. The number of temporary employees employed by us varies significantly and is largely dependent on the level of our construction activities. The personnel of GACN were added to the workforce in December of 2005, adding 930 employees.

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

SHARE OWNERSHIP

As of February 14, 2006, Mr. Quintana and members of his immediate family may be deemed to have beneficial ownership of 31,993,173 or 7.9% of the shares outstanding. None of our directors or executive officers (other than Mr. Quintana) is the beneficial owner of more than 1% of any class of capital stock, other than through the management trust described in “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the ownership of outstanding shares.

Identity of Person or Group	Amount Owned	Percentage(1)

Bernardo Quintana I.(2)	31,993,173	7.9
Management Trust(3)	11,243,235	2.8
Fundacion Trust(3)	8,585,022	2.1
Employee Trust(3)	300,443	*
Foreign Employee Trust(3)(4)	99,252	*

*	Less than one percent

(1)	Based upon 402,657,260 Shares outstanding as of December 31, 2005.

(2)	Reflects shares owned directly and not through the management trust.

(3)	Information concerning our shares beneficially owned by each of the trusts was obtained from a Schedule 13G/A filed on February 14, 2006 by each of the trusts.

(4)	Held in the form of 8,271 ADSs.

At April 30, 2006, 258,484,984 shares were held in the form of CPOs, which have limited voting rights. See “Item 9. The Offer and Listing — Trading — Limitations affecting ADS Holders and CPO Holders.”

Our directors and executive officers, as a group, beneficially own approximately 46,236,408 shares (10.7% of the shares outstanding). A portion of the shares beneficially owned by our directors and executive officers, along with other shares owned by our management (collectively, approximately 2.8% of the shares outstanding), are owned through a trust, referred to as the management trust. The technical committee of the management trust, which consists of members of our board of directors, has broad discretionary authority over the corpus of this trust, including voting power over the shares contained therein and the conditions governing withdrawal of such shares.

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

Members of the board of directors also have voting power over the shares placed in a trust that we refer to as the employee trust, originally established in 1959, for the benefit of certain other of our employees that are not members of management. As of February 14, 2006, the employee trust held approximately 0.1% of the shares outstanding.

In 1992, members of management donated 10% of their then-owned shares to Fundacion ICA, a non-profit organization formed to fund research and education activities in Mexico. In addition, certain former members of management donated 20% of their shares to Fundacion ICA. Fundacion ICA’s shares are held by a trust, which we refer to as the fundacion trust. We are entitled to appoint two of the five members of the fundacion trust’s technical committee, while the remaining members are independent from us. Any disposition of the shares held by the fundacion trust requires the approval of more than a simple majority of such technical committee and, therefore, may require approval of our representatives on this committee. Under the terms of the fundacion trust, the shares held by Fundacion ICA, which as of February 14, 2006 represented approximately 2.1% of the shares outstanding, are required to be voted in the manner specified by a majority of the technical committee.

In April 1992, management created a trust, which we refer to as the foreign employee trust, for the benefit of certain other of our employees. The purpose of the foreign employee trust is to provide incentives to retain skilled personnel employed by subsidiaries located outside Mexico. As of February 14, 2006, the foreign employee trust held less than 0.1% of the shares outstanding.

RELATED PARTY TRANSACTIONS

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

CIISA was unable to obtain the required performance bonds or letters of credit within the timeframe required by the contracts. Consequently, as a temporary measure, Mr. Quintana, our President and Chief Executive Officer, and his family guaranteed U.S.$15 million out of U.S.$22 million (61% of the total amount) required for the El Cajon hydroelectric project. In return, Mr. Bernardo Quintana and his family received a fee equal to 2% of the guaranteed amount. In September 2003, we sold 60% of our shares in SETA for Ps.274 million to Aeroinvest, an affiliated company that is 60% owned by Mr. Bernardo Quintana, our President and Chief Executive Officer, and members of his family, and contributed 40% of our SETA shares to Aeroinvest in exchange for a 40% interest in Aeroinvest. The enterprise value used in these transactions was based on a valuation report prepared by a Mexican investment bank. We used the proceeds from the sale of 60% of our shares in SETA to provide cash collateral to creditors to release Mr. Bernardo Quintana’s and his family’s guarantees. In December 2005, we exercised our option to repurchase the 60% interest in Aeroinvest from Controladora Andrea J, S.A. de C.V., the company owned by Mr. Quintana and his family for Ps.203 million (U.S.$19.3 million), generating a gain of Ps.62 million, which we recorded as other income. All of the ownership interests owned by the Quintana family were purchased in this transaction, which was approved by our audit committee in November 2005.

As of December 31, 2005, SETA has loans with related parties amounting to U.S.$22 million, of which U.S.$16 million is owed to Aeroinvest and the remaining U.S.$6 million are owed to our joint venture partner, Aeroports de Paris. The amounts owed to Aeroinvest mature in 2014 and are payable annually beginning in September 2004, with annual interest at LIBOR plus 4.5%.

As required by our bylaws, the El Cajon related transactions, including the sale of SETA, were reviewed by our audit committee and were authorized by our executive committee and our board of directors.

For a description of other related party transactions, see note 25 of our financial statements.

Item 8.	Financial Information

See “Item 18. Financial Statements” beginning on pages F-1 and G-1.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

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

On September 22, 2005, the Puerto Rico Highway and Transportation Authority, or the HTA, ICA Miramar’s client, filed a claim against ICA Miramar for indemnity in an ongoing litigation between the HTA and its principal contractor for the project. The underlying lawsuit was filed on December 24, 2003 and the counterclaim by the HTA was filed on November 23, 2004. ICA Miramar estimates the indemnity and liquidated damages claims could result in liability in excess of U.S.$4 million. The litigation is currently in the discovery phase.

Corredor Sur

In 1995, the Panamanian Ministry of Public Works (Ministerio de Obras Publicas) awarded ICA Panama, a 30-year concession for the construction, operation and maintenance of the Corredor Sur highway, a four-lane, 19.8 kilometer highway. The concession was granted in August 1996.

The concession agreement provides for our compensation in part by the right to retain the revenue derived from the operation of the highway and in part by the development and sale of certain land and marine-fill areas received as part of our consideration from the Panamanian government. As of December 31, 2005, we had developed and sold 99% of the properties we have received from the Panamanian government, the proceeds of which were used to finance construction of the highway and repay loans incurred to finance the real estate portion of the project. Under the concession agreement, the estimated net revenues from the sale of these properties are U.S.$75 million.

On December 30, 2004, in response to a claim brought by a private citizen, the Supreme Court of Panama declared unconstitutional the final phrase and paragraph of Article 2 of Law No. 5 of 1988, which provides that one of the methods by which the government can compensate a concessionaire, is by granting rights to a concessionaire to fill marine areas that become real estate assets which in turn the government transfers to the concessionaire as private property. Specifically, the court ruled that under the Panamanian Constitution, the sea and seabed belong to the State, for public use, and therefore cannot be privately appropriated. Under the concession contract, we were granted the right to create an additional 35 hectares of land by filling the shallow marine area located between the former Paitilla Airport and the Atlapa Convention Center for development and commercialization. The Supreme Court’s ruling will prevent us from reclaiming the remainder of the marine reclamation areas to be conveyed to us under the Concession Contract and any related indemnification rights. As of March 31, 2006, 11.6 hectares remained to be conveyed to us out of 35 hectares of fill-in rights granted to us as part of the Corredor Sur concession. We believe that the impact of this ruling does not apply retroactively and the Ministry of Public Works is obligated to find alternative means of compensating us for the portion of the land that was to be created through marine reclamation. We are currently in negotiations with the Ministry to obtain such alternate forms of compensation.

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

In addition, because Empresas ICA, our holding company, consolidates its subsidiaries’ results of operations for income tax purposes, the Ministry of Finance and Public Credit, has alleged that Empresas ICA is required to recalculate its tax return for 1999. Empresas ICA has determined that it is improper to recalculate its tax return while ICA-Fluor’s administrative proceeding is pending.

Ejido participants at Ciudad Juárez Airport

Former owners of a portion of the land comprising our Ciudad Juárez International Airport have initiated legal proceedings against the airport to reclaim the land, alleging that it was invalidly transferred to the Mexican government. The claimants have also sought monetary damages of U.S.$120 million. Although a Mexican court has ordered us to return the disputed land to the claimants, this order has been stayed pending our appeal. In the event that the court order were executed, our concession to operate the Ciudad Juarez Airport would become invalid. In 2005, the Ciuadad Juárez International Airport represented approximately 5% of GACN’s revenue. We have been advised by our Mexican counsel that the invalidation of our Ciudad Juárez concession would not affect the validity of our remaining airport concessions and the Mexican federal government would be obligated to indemnify us against any monetary damages awarded to the claimants; however, there can be no assurance that the definitive resolution of the matter in favor of the claimants would not have a material adverse impact on our results of operations.

Environmental Matters

There are currently no material legal or administrative proceedings pending against us with respect to any environmental matter in Mexico or the United States.

DIVIDENDS

We did not pay dividends in respect of our ordinary shares in any year between 2000 and 2005 and do not anticipate paying dividends in 2006.

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

TRADING

Since April 9, 1992, our shares and the ADSs have been listed on the Mexican Stock Exchange and the NYSE, respectively. The ADSs have been issued by The Bank of New York as depositary. Each ADS represents twelve CPOs, issued by Banamex as the CPO trustee for a Mexican CPO trust. Each CPO represents an interest in one share held in the CPO trust. Since April 9, 1992, the ADSs also have been quoted on the Developing Markets Sector of the International Stock Exchange of the United Kingdom and The Republic of Ireland Ltd.

The following table sets forth, for the five most recent full financial years, the annual high and low market prices for the ADSs on the New York Stock Exchange and the shares on the Mexican Stock Exchange.

	Mexican Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low

2001	4.75	1.70	2.98	1.00
2002	4.65	0.89	3.15	0.50
2003	2.60	1.01	1.91	0.75
2004	4.35	2.79	2.45	1.52
2005(1)	29.40	22.50	32.04	25.08

(1)	Trading prices for our common stock and ADSs in 2005 are stated on a post-reverse split basis. See “Item 4. Information on the Company — History and Development of the Company — Reverse Stock Split.”

The following table sets forth, for the periods indicated, the reported high and low sales prices for our shares on the Mexican Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange.

	Mexican Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low

2004
First Quarter	3.91	2.79	2.16	1.52
Second Quarter	4.18	3.44	2.38	1.82
Third Quarter	3.88	3.00	2.08	1.59
Fourth Quarter	4.35	3.75	2.45	2.00
2005
First Quarter	29.40	25.74	32.40	26.28
Second Quarter	27.54	23.70	30.26	25.08
Third Quarter	27.84	24.36	31.56	26.64
Fourth Quarter	26.76	22.50	30.48	25.08
2005
December	26.40	24.42	30.48	27.72
2006
January	33.08	25.54	37.90	29.40
February	34.39	28.54	39.25	32.60
March	33.49	30.33	37.04	33.60
April	34.48	32.15	37.40	34.50
May	40.50	31.66	44.70	33.75
June (through June 30)	36.55	29.99	38.96	31.59

On December 12, 2005 we completed a one-for-six reverse stock split in which holders of our ordinary shares received newly issued ordinary shares at a ratio of six old ordinary shares for one new ordinary share. The exchange ratio of ordinary shares and remained 1:1. Simultaneously with the reverse stock split applicably to our ordinary shares, we amended the terms of our ADSs such that the exchange ratio of CPOs to ADSs was changed to 12:1 from 6:1. The combination of these transactions resulted in the equivalent of a one-for-twelve reverse split for our ADSs.

Our bylaws prohibit ownership of our shares by non-Mexican investors. As of April 30, 2006, 63.9% of our shares were represented by CPOs, and 12.0% of the CPOs were held by the depositary. As of April 30, 2006, 7.7% of our outstanding shares were represented by ADSs, and such ADSs were held by 46 holders with registered addresses in the United States. As of May 15, 2006, there were 404,245,330 shares outstanding.

In June 1992 in accordance with rules established by the Mexican Banking and Securities Commission, we established a reserve in our stockholders’ equity account in the amount of Ps.50 million (nominal value) for the repurchase of shares. We increased our reserve for share repurchases in our stockholders’ equity account to Ps.150 million (nominal value) in April 1998, and to Ps.1.5 billion (nominal value) in September 1998. We may repurchase our shares on the Mexican Stock Exchange at prevailing prices to the extent of funds remaining in this reserve account. Any shares so repurchased will not be deemed to be outstanding for purposes of calculating any quorum or voting at a shareholders’ meeting during the period in which we own such shares. As of December 31, 1999, 15,420,000 shares had been repurchased. There have not been any repurchases since 1999. On April 6, 2006, our shareholders approved a repurchase reserve for the year 2006 of up to Ps.676 million. As of June 20, 2006 there have not been any repurchases from the authorized reserve fund.

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

As of December 31, 2005, 150 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange with a market capitalization of U.S.$261.4 billion. In 2005, the ten most actively traded equity issues (excluding banks) represented approximately 71.6% of the total volume of equity issues traded on the Mexican Stock Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors. There is no formal over-the-counter market for securities in Mexico. The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.

Limitations Affecting ADS Holders and CPO Holders

Each of our ADSs represents 12 CPOs, and each CPO represents a financial interest in one share of common stock. Each share entitles the holder thereof to one vote at any of our shareholders’ meetings. Holders of CPOs are not entitled to vote the shares underlying such CPOs. Such voting rights are exercisable only by the CPO trustee, which is required to vote all such shares in the same manner as the holders of a majority of the shares that are not held in the CPO trust and that are voted at the relevant meeting.

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

Under Article 51 of the Mexican Securities Law, holders of at least 20% of our outstanding shares may have any resolution adopted by a shareholders’ meeting suspended by filing a complaint with a court of law within 15 days after the close of the meeting at which such action was taken by stating that the challenged action violates Mexican law or our corporate charter. To be entitled to relief, the holder (or the CPO trustee, in the case of CPO and ADS holders) must not have attended the meeting or, if such holder attended, must have voted against the challenged action. Such relief will not be available to holders of CPOs or ADSs.

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

An ordinary general meeting must be held during the four months following the end of each fiscal year to consider the approval of the report of our board of directors regarding our performance and our financial statements and that of certain of our subsidiaries for the preceding fiscal year, to elect directors and to determine the allocation of the profits of the preceding year. At such ordinary general meeting, any shareholder or group of shareholders representing 10% or more of the outstanding shares has the right to appoint one regular and one alternate director . The number of directors is established by the shareholders at each annual ordinary general meeting.

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

Shareholders’ meetings may be called by our board of directors and must be called by our board of directors upon the written request of holders of at least 10% of our outstanding share capital. In addition, our board of directors shall call a shareholders’ meeting at the written request of any shareholder if no shareholders’ meeting has been held for two consecutive years or if the shareholders’ meetings held during such period have not considered the preceding year’s board of director’s report or our financial statements or have not the elected directors and determined their compensation. Notice of meetings must be published in a major newspaper in Mexico City. Meetings must be held in Mexico City. A shareholder may be represented at a shareholders’ meeting by a proxy.

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

Shares issued under Article 53 of the Mexican Securities Market Law (which are those held in treasury to be delivered upon their subscription) may be offered for subscription and payment by the board of directors without preemptive rights being applicable, provided that the issuance is made to effect a public offering in accordance with the Mexican Securities Market Law.

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

Certain Minority Rights

Mexican law includes a number of minority shareholder protections. These minority protections include provisions that permit:

•	holders of at least 10% of our outstanding share capital entitled to vote (including in a limited or restricted manner) to call a shareholders’ meeting.

•	holders of at least 5% of our outstanding share capital (represented by shares or CPOs) to bring an action for civil liabilities against our directors, members of the audit committee and secretary of Board, if

•	the claim covers all of the damage alleged to have been caused by us and not merely the damage suffered by the plaintiff, and

•	any recovery is for our benefit and not the benefit of the plaintiffs;

•	holders of at least 10% of our shares who are entitled to vote (including in a limited or restricted manner) at any shareholders’ meeting to request that resolutions, with respect to any matter on which were not sufficiently informed, be postponed;

•	holders of at least 20% of our outstanding share capital to contest and suspend any shareholder resolution, subject to certain requirements under Mexican law;

•	holders of at least 10% of our outstanding share capital to appoint one member of our board of directors and one alternate.

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

MATERIAL CONTRACTS

In the past two years, we have entered into the following material contracts: (1) the Stock Purchase Agreement between GACN, the Mexican Federal Government through the Ministry of Communications and Transportation and Aeroinvest through which we acquired a 36% interest in GACN, (2) the Amended and Restated Airport Concession Agreement relating to the Monterrey Airport, (3) Participation Agreement and Amendment No. 1 thereto among GACN, the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Bancomext, and Aeropuertos y Servicios Auxiliares and (4) the stock purchase agreement between VASA, S.A. and Aeroinvest for the acquisition of 37.25% interest in SETA . The material terms of these agreements are described above under “Item 4. Information about the Company.”

EXCHANGE CONTROLS

Mexico has had free market for foreign exchange since 1991 and the government has allowed the Mexican peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See “Item 3. Key Information — Exchange Rates.”

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

For purposes of Mexican taxation, a natural person is a resident of Mexico, among other circumstances, if he has established his home or his vital interests in Mexico, or if more than 50% of his income in any calendar year is from Mexican sources, or if his main center of professional activity is located in Mexico. Natural persons that are employed by the Mexican government will be deemed to be a resident of Mexico, even if their center of vital interests is in another country. A legal entity is a resident of Mexico either if it has its principal place of business or its place of effective management in Mexico. If a non-resident has a permanent establishment in Mexico for tax purposes, all income attributable to such permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

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

U.S. Tax Considerations

The gross amount of any dividends paid with respect to the shares represented by ADSs or CPOs generally will be includible in the gross income of a U.S. holder on the day on which the dividends are received by the CPO trustee (which will be the same date as the date of receipt by the Depositary) and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the CPO trustee. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2005 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2006 taxable year.

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

We are exposed to market risk from changes in currency exchange rates and interest rates. From time to time, we assess our exposure and monitor our opportunities to manage these risks. In 2005, we did not use any derivative instruments to hedge market risks from changes in currency exchange rates although we may use derivative instruments for such purposes in the future. We monitor our revenue and debt composition and perform market analysis to anticipate any interest rate changes.

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2005 we had outstanding approximately Ps.10,504 million of indebtedness, of which 23% bore interest at fixed interest rates, and 77% bore interest at floating rates of interest. At December 31, 2004 we had outstanding approximately Ps.7,910 million of indebtedness, of which 40% bore interest at fixed interest rates, 58% bore interest at floating rates of interest and 2% was denominated in UDIs. The interest rate on our variable rate debt is determined by reference to the London inter-bank offered rate and the TIIE (the Mexican interbank rate). Our UDI-denominated indebtedness bears interest at a fixed rate, although the amount of the borrowing is periodically revalued in accordance with Mexican inflation.

In March 2004, CIISA, a consortium in which two of our subsidiaries hold a 75% interest, entered into an interest derivative agreement that has the effect of providing that the maximum rate of interest we owe on the syndicated loan obtained as part of the El Cajon hydroelectric project financing is LIBOR plus 3%. The El Cajon syndicated loan bears interest at a rate of LIBOR plus 3%. The agreement covers the entirety of the U.S$219.9 million outstanding under the syndicated loan. As of December 31, 2005, the derivative agreement’s fair value was U.S.$8.2 million, which represents the present estimated value of future cash flows from the derivative agreement to CIISA. Each month, CIISA will receive the amount of interest due on the loan in excess of the LIBOR cap of 3% from the swap counterparty.

Foreign Currency Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the dollar. In 2005, approximately 68% of our consolidated revenues were denominated in foreign currencies. We estimate that approximately 38% of our consolidated costs and expenses are denominated in Mexican pesos. The majority of revenues and expenses of Rodio/Kronsa are denominated in Euros, so we believe we have a natural hedge for our exposure to exchange rate risk associated with our euro-denominated contracts. As of December 31, 2005 and 2004, approximately 43% and 72%, respectively, of our construction backlog was denominated in foreign currencies and approximately 85% and 94%, respectively, of our accounts receivable were denominated in foreign currencies. In addition, as of December 31, 2005 and 2004, approximately 91% and 73%, respectively, of our indebtedness was denominated in foreign currencies, and approximately 56% and 50%, respectively, of our foreign currency denominated revenues, costs and expenses are denominated in U.S. dollars. As of December 31, 2005 and 2004, approximately 31% and 50%, respectively, of our consolidated financial assets were denominated in foreign currencies, with the balance denominated in Mexican pesos. Decreases in the value of the Mexican peso relative to the dollar will increase the cost in Mexican pesos of our foreign currency denominated costs and expenses and of the debt service obligations with respect to our foreign currency denominated indebtedness. A depreciation of the Mexican peso relative to the dollar will also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased. We do not have any financial instruments in place to hedge for foreign currency risk.

Sensitivity Analysis Disclosure

In 2004 and 2005, a hypothetical, instantaneous and unfavorable 10% change in currency exchange rate would have resulted in additional interest expense of approximately Ps.36 million per year and Ps.66 million per year, respectively. Such a change would have also resulted in an estimated foreign exchange loss of approximately Ps.4 million and Ps.958 million respectively, reflecting the increased value in Mexican pesos of our foreign currency denominated indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% fluctuation in exchange rates affecting the foreign currencies in which our indebtedness is denominated.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial assets and liabilities held at December 31, 2005 and 2004 would have resulted in additional net financing expense of approximately Ps.62 million and Ps.35 million per year, respectively. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting during the year ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

We have determined that Mr. Juan Claudio Salles Manuel, a member of our audit committee, qualifies as an “audit committee financial expert” and as independent within the meaning of this Item 16A.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our principal accounting firm, Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu, and its affiliates, which we collectively refer to as Deloitte, during the fiscal years ended December 31, 2005 and 2004:

	Total Fees
	As of December 31,
	2005		2004
	(Millions of
	Mexican pesos)

Fees
Audit fees	Ps.	14.8	Ps.	16.6
Audit-related fees		—		—
Tax fees		1.0		0.5
All other fees		—		—

Total	Ps.	15.8	Ps.	17.1

Audit fees in the above table are the aggregate fees billed by Deloitte in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial statements, the review of the financial statements of certain subsidiaries and other statutory audit reports.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services, tax services and other services provided by Deloitte. Any services provided by Deloitte that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In 2004, none of the fees paid to Deloitte were approved pursuant to the de minimus exception.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

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

Total Number of
			Shares Purchased as	Maximum Number
		Average	Part of Publicly	Shares that May Yet
	Total Number of	Price Paid	Announced Plans or	be Purchased Under
2005	Shares Purchased	per Share	Programs	the Plans or Programs

January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—

Total	—	—	—

PART III

Item 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of this Item.

Item 18.	Financial Statements

Reference is made to pages F-1 to F-64 and G-1 to G-15 this annual report.

Item 19.	Exhibits

1.1	Amended and restated bylaws (estatutos sociales) of Empresas ICA, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File No. 1-11080).
1.2	Amended and restated bylaws (estatutos sociales) of ICA-Fluor, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File No. 1-11080).
2.1	Deposit Agreement dated April 1, 1992, as amended and restated as of June 30, 1997, among Empresas ICA Soiedad Controladora, S.A. De C.V., the Bank of New York, as Depositary and Holders of American Depositary Receipts (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File No. 1-11080).
2.2	Credit Agreement dated February 26, 2004, between Constructora Internacional de Infraestructura, S.A. de C.V., as Borrower and West LB AG, New York Branch, as Facility Administrative Agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

2.3	Common Agreement dated February 26, 2004, between Constructora Internacional de Infraestructura, S.A. de C.V., as Borrower, West LB AG, New York Branch, as Intercreditor Agent and Facility Administrative Agent, Citibank, N.A., as Note Trustee, Banco Santander Central Hispano, S.A., New York Branch, as Offshore Collateral Agent and Banco Santander Mexicano, S.A., as Onshore Collateral Agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.4	Sponsor Guarantee Agreement dated February 26, 2004 by Empresas ICA, Sociedad Controladora, S.A. de C.V., in favor of Banco Santander Central Hispano, S.A., New York Branch, as Offshore Collateral Agent for the benefit of the Secured Parties under the Common Agreement (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.5	Mexican Stock Pledge Agreement dated as of February 26, 2004 by and among Promotora E Inversora Adisa, S.A. de C.V., La Peninsular Compañia Constructora, S.A. de C.V. and Ingenieros Civiles Asociados. S.A. de C.V., as Pledgors and Banco Santander Mexicano, S.A., as Onshore Collateral Agent on behalf and for the benefit of the Secured Parties, as Pledgee, with the appearance of Constructora Internacional de Infraestructura, S.A. de C.V. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.6	Borrower Pledge Agreement dated February 26, 2004 by and between Constructora Internacional de Infraestructura, S.A. de C.V., as Pledgor, and Banco Santander Mexicano, S.A., as Onshore Collateral Agent on behalf and for the benefit of the Secured Parties, as Pledgee (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.7	Depositary Agreement dated February 26, 2004, between Constructora Internacional de Infraestructura, S.A. de C.V., as Borrower, West LB AG, New York Branch, as Facility Administrative Agent, Citibank, N.A., as Note Trustee, Banco Santander Central Hispano, S.A., New York Branch, as Offshore Depositary Bank, and Banco Santander Mexicano, S.A., as Onshore Collateral Agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.8	Security Agreement dated February 26, 2004 made by Constructora Internacional de Infraestructura, S.A. de C.V. to Banco Santander Central Hispano, S.A., New York Branch, as Offshore Collateral Agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.9	Note Indenture dated February 26, 2004 between Constructora Internacional de Infraestructura, S.A. de C.V., as Issuer and Citibank, N.A., as Note Trustee (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.10	Noteholder Depositary Agreement dated February 26, 2004 among Constructora Internacional de Infraestructura, S.A. de C.V., as Issuer, Citibank, N.A., as Note Trustee, and Citibank, N.A., as Noteholder Depositary Bank (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.11	Noteholder Security Agreement dated February 26, 2004 made by Constructora Internacional de Infraestructura, S.A. de C.V., as Issuer and Citibank, N.A., as Note Trustee (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
3.1	Management Trust Agreement dated April 8, 1992, as amended on April 30, 2000 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000) (File No. 1-11080).
3.2	CPO Trust Agreement dated May 28, 1997 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 1996) (File No. 1-11080).
4.1	Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2002).
4.2	First Clarification Memorandum, dated July 17, 2003, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

4.3	Second Clarification Memorandum, dated October 8, 2003, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
4.4	First Amendment, dated July 4, 2003, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
4.5	Second Amendment, dated September 10, 2003, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
4.6	Third Amendment, dated September 30, 2004, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (File No. 1-11080) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File No. 1-11080).
4.7	Fourth Amendment, dated March 31, 2005, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (File No. 1-11080) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File No. 1-11080).
4.8	Stock Purchase Agreement dated as of December 21, 2005 among Grupo Aeroportuario del Centro Norte, S.A. de C.V., the Mexican Federal Government through the Ministry of Communications and Transportation and Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (English translation).*
4.9	Participation Agreement dated as of June 14, 2000 thereto among Grupo Aeroportuario del Centro Norte, S.A. de C.V, the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Bancomext, and Aeropuertos y Servicios Auxiliares (English translation).*
4.10	Amendment No. 1 dated as of December 21, 2005 to the Participation Agreement dated as of June 14, 2000 thereto among Grupo Aeroportuario del Centro Norte, S.A. de C.V, the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Bancomext, and Aeropuertos y Servicios Auxiliares (English translation).*
4.11	Amended and Restated Airport Concession Agreement relating to the Monterrey Airport dated June 29, 1998 (English translation).*
4.12	Amended and Restated Consortium Agreement dated as of July 6, 2004 among Aéroports de Paris, Aeroinvest, S.A. de C.V. and VASA S.A.*
4.13	Amendment No. 1 to dated as of December 13, 2005 to the Amended and Restated Consortium Agreement dated as of July 6, 2004 among Aéroports de Paris, Aeroinvest, S.A. de C.V. and VASA S.A.*
8.1	Significant subsidiaries.*
11.1	Code of ethics (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

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

Date: July 17, 2006

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements of Empresas ICA, S.A. de C.V. and Subsidiaries:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Empresas ICA, S.A. de C.V.:

We have audited the accompanying consolidated balance sheets of Empresas ICA, S. A. de C. V. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2005 (all expressed in thousands of Mexican pesos of purchasing power of December 31, 2005). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of ICA Fluor Daniel, S. de R.L. de C.V., which statements reflect total assets constituting 12% and 21%, respectively, of consolidated total assets as of December 31, 2005 and 2004, and total revenues constituting 41%, 35% and 41%, respectively, of consolidated total revenues for the years ended December 31, 2005, 2004 and 2003. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the reports of such other auditors.

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

In our opinion, based on our audits and the reports of the other auditors referred to in the second paragraph, such consolidated financial statements present fairly, in all material respects, the financial position of Empresas ICA, S. A. de C. V. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations, changes in their stockholders’ equity and changes in their financial positions for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2005 and the determination of shareholders’ equity at December 31, 2005, 2004, and 2003, to the extent summarized in Note 28 to the consolidated financial statements.

As discussed in Note 28 to the consolidated financial statements, the reconciliation to U.S. GAAP as of and for the years ended December 31, 2004 and 2003 has been restated for the change from consolidation of ICA Fluor Daniel, S. de R.L de C.V. on a comprehensive basis to proportionate gross consolidation for U.S. GAAP purposes only, as well as for the accrual of the liability related to severance payments.

Our audits also comprehended the translation of Mexico peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu
C.P.C. Arturo Vargas Arellano
Mexico City, Mexico

March 20, 2006, except for Note 28
as to which the date is June 29, 2006

REPORT OF INDEPENDENT AUDITORS

To the Partners of
ICA Fluor Daniel, S. de R.L. de C. V.

We have audited the consolidated balance sheets of ICA Fluor Daniel, S. de R.L. de C.V. and subsidiaries as of December 31, 2005, 2004 and 2003, and the related consolidated statements of income, changes in net worth and changes in financial position for each of the three years in the period ended December 31, 2005 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States of America). Such standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement; we were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ICA Fluor Daniel, S. de R.L. de C.V. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 23, as restated, to the consolidated financial statements).

Mancera, S.C.
A Member Practice of
Ernst & Young Global

C.P.C. Alberto del Castillo

Mexico City, Mexico
March 20, 2006, except for Notes 23, as
to which the date is June 28, 2006

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	(Convenience
	Translation
	Note 2)
	December 31,	December 31,
	2005	2005		2004
		(Thousands of constant Mexican pesos as of December 31, 2005)
	Millions of
	U.S. dollars

ASSETS
Cash and cash equivalents (Note 4)	$589	Ps.	6,263,658	Ps.	3,545,017
Trade accounts receivable, net (Note 5)	40		423,582		196,344
Contract receivables, net (Note 5)	154		1,632,729		1,720,432
Cost and estimated earnings in excess of billings on uncompleted contracts (Note 6)	138		1,471,652		1,293,999
Other receivables (Note 9)	64		683,449		1,276,382
Inventories (Note 10)	40		419,089		304,863
Real estate inventories (Note 11)	77		821,679		923,544
Other current assets	23		245,578		251,986

Current assets	1,125		11,961,416		9,512,567
Cash equivalents (Note 4)	16		174,107		512,799
Non-current receivables	16		167,401		206,301
Contract receivables for hydroelectric plant (Notes 7 and 18b)	708		7,529,229		3,676,145
Real estate inventories (Note 11)	9		98,203		108,289
Investment in concessions (Notes 12 and 18)	701		7,445,919		3,136,302
Investment in affiliated companies (Note 13)	34		361,631		1,012,698
Property, plant and equipment, net (Note 14)	240		2,547,917		1,189,242
Other assets	58		615,829		648,698
Deferred income taxes and statutory employee profit sharing (Note 20)	7		69,369		769,495

Total assets	$2,914	Ps.	30,971,021	Ps.	20,772,536

LIABILITIES
Notes payable (Note 15)	$45	Ps.	474,875	Ps.	1,286,718
Current portion of long-term debt (Note 18)	4		40,520		252,856
Trade accounts payable	224		2,379,179		2,244,926
Income taxes, asset tax and statutory employee profit sharing payable	8		88,914		95,625
Other current liabilities (Note 16)	185		1,970,602		1,602,076
Provisions (Note 17)	69		736,263		638,566
Advances from customers	149		1,583,958		1,686,932

Current liabilities	684		7,274,311		7,807,699
Long-term debt (Note 18)	365		3,879,372		1,498,702
Long-term debt for the construction of the hydroelectric plant (Notes 7 and 18b)	575		6,109,331		4,871,427
Other long-term liabilities (Note 17)	83		878,840		556,310

Total liabilities	1,707		18,141,854		14,734,138

Commitments and contingencies (Note 21)

STOCKHOLDERS’ EQUITY (NOTE 22)
Common stock: no par, 402,657,260 and 310,842,352 shares issued and outstanding, respectively (2005 and 2004)	530		5,628,294		3,173,580
Restatement of common stock	16		167,479		1,103,805
Additional paid-in capital	150		1,599,662		4,783,200
Reserve for repurchase of shares	60		634,230		1,433,229
Retained earnings (accumulated deficit)	60		635,992		(4,548,794)
Insufficiency from restatement of capital	(14)		(147,057)		(403,796)

Majority stockholders’ equity	802		8,518,600		5,541,224
Minority interest in consolidated subsidiaries (Note 23)	405		4,310,567		497,174

Total stockholders’ equity	1,207		12,829,167		6,038,398

Total liabilities and stockholders’ equity	$2,914	Ps.	30,971,021	Ps.	20,772,536

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	(Convenience
	Translation
	Note 2)
	Year Ended
	December 31,	Year Ended December 31,
	2005	2005		2004		2003
		(Thousands of constant Mexican pesos
		as of December 31, 2005, except per share data)
	Millions of
	U.S. dollars

Revenues:
Construction	$1,593	Ps.	16,927,127	Ps.	11,605,699	Ps.	8,489,921
Real estate and concessions	138		1,462,086		1,301,395		1,161,445
Other	1		15,685		210,979		266,152

Total revenues	1,732		18,404,898		13,118,073		9,917,518

Costs:
Construction	1,405		14,933,584		10,227,614		7,747,278
Real estate and concessions	102		1,079,626		1,032,580		955,305
Other	8		83,542		210,376		223,014

Total costs	1,515		16,096,752		11,470,570		8,925,597

Gross profit	217		2,308,146		1,647,503		991,921
Selling, general and administrative expenses	118		1,253,169		1,124,533		949,214

Operating income	99		1,054,977		522,970		42,707

Financing cost (income), net:
Interest expense	42		448,342		320,183		553,984
Interest income	(33)		(348,599)		(244,160)		(144,459)
Exchange loss (gain), net	1		6,425		(28,401)		66,036
Loss (gain) from monetary position	—		6,122		(60,082)		(89,898)

	10		112,290		(12,460)		385,663
Other (income) expense, net (Note 24)	(14)		(148,875)		15,870		285,092

Income (loss) before income tax and statutory employee profit sharing	103		1,091,562		519,560		(628,048)
Income tax (Note 20)	33		344,574		510,722		344,196
Statutory employee profit sharing (Note 20)	9		95,451		27,895		3,310

Income (loss) before share in income (loss) of affiliated companies	61		651,537		(19,057)		(975,554)
Share in income (loss) of affiliated companies (Note 13)	9		97,750		175,071		(173,312)

Consolidated net income (loss)	$70	Ps.	749,287	Ps.	156,014	Ps.	(1,148,866)

Net income (loss) of majority interest	$47	Ps.	501,725	Ps.	92,855	Ps.	(1,110,017)
Net income (loss) of minority interest	23		247,562		63,159		(38,849)

Consolidated net income (loss)	$70	Ps.	749,287	Ps.	156,014	Ps.	(1,148,866)

Earnings (loss) per share:
Income (loss) of majority interest	$0.14	Ps.	1.44	Ps.	0.30	Ps.	(9.59)
Weighted average shares outstanding (000’s)	347,127		347,127		310,177		115,751

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock					Additional		Reserve for
		Amount				Paid-in		Repurchase of
	Shares	Value		Restatement		Capital		Shares
	(Thousands of constant Mexican pesos as of December 31, 2005)(Note 22)

Balance at January 1, 2003	103,593,572	Ps.	686,928	Ps.	1,027,301	Ps.	5,048,718	Ps.	1,433,229
Restatement factor effect	—		—		(78,355)		(230,771)		—
Increase in minority interest	—		—		—		—		—
Issuance of common stock	176,804,622		2,121,322		80,514		(101,566)		—
Comprehensive loss	—		—		—		—		—

Balance at December 31, 2003	280,398,194		2,808,250		1,029,460		4,716,381		1,433,229
Restatement factor effect	—		—		57,395		70,466		—
Decrease in minority interest	—		—		—		—		—
Issuance of common stock	30,444,158		365,330		16,950		(3,647)		—
Comprehensive income	—		—		—		—		—

Balance at December 31, 2004	310,842,352		3,173,580		1,103,805		4,783,200		1,433,229
Restatement factor effect	—		—		135,817		151,878		—
Application of losses from prior years	—		—		(1,120,606)		(3,361,060)		(798,999)
Increase in minority interest	—		—		—		—		—
Issuance of common stock	91,814,908		2,454,714		48,463		25,644		—
Comprehensive income	—		—		—		—		—

Balance at December 31, 2005	402,657,260	Ps.	5,628,294	Ps.	167,479	Ps.	1,599,662	Ps.	634,230

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

				Insufficiency	Minority Interest		Total
	Retained Earnings			from Restatement	in Consolidated		Stockholders’
	(Accumulated Deficit)			of Capital	Subsidiaries		Equity
	(Thousands of constant Mexican pesos as of December 31, 2005)(Note 22)

Balance at January 1, 2003	Ps.	(3,582,604)	Ps.	(437,667)	Ps.	171,977	Ps.	4,347,882
Restatement factor effect		98,179		20,006		(7,861)		(198,802)
Increase in minority interest		—		—		274,484		274,484
Issuance of common stock		—		—		—		2,100,270
Comprehensive loss		(1,110,017)		121,160		(1,590)		(990,447)

Balance at December 31, 2003		(4,594,442)		(296,501)		437,010		5,533,387
Restatement factor effect		(47,207)		(4,435)		6,535		82,754
Decrease in minority interest		—		—		(9,530)		(9,530)
Issuance of common stock		—		—		—		378,633
Comprehensive income		92,855		(102,860)		63,159		53,154

Balance at December 31, 2004		(4,548,794)		(403,796)		497,174		6,038,398
Restatement factor effect		(98,927)		(12,822)		15,784		191,730
Application of losses from prior years		4,868,947		411,718		—		—
Increase in minority interest		—		—		3,550,047		3,550,047
Issuance of common stock		(86,959)		—		—		2,441,862
Comprehensive income		501,725		(142,157)		247,562		607,130

Balance at December 31, 2005..	Ps.	635,992	Ps.	(147,057)	Ps.	4,310,567	Ps.	12,829,167

(Concluded)

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

	(Convenience
	Translation
	Note 2)
	Year Ended
	December 31,	Year Ended December 31,
	2005	2005		2004		2003
	Millions of	(Thousands of constant Mexican pesos as of December 31, 2005)
	U.S. dollars

OPERATING ACTIVITIES:
Consolidated net income (loss)	$70	Ps.	749,287	Ps.	156,014	Ps.	(1,148,866)
Add (deduct) non cash items:
Depreciation and amortization	69		730,355		923,684		572,442
Deferred income tax and statutory employee profit sharing	28		293,944		313,079		428,818
Loss on sale of property, plant and equipment and concessions	1		8,052		4,250		2,513
Asset impairment adjustment	—		—		54,582		(20,060)
Share in (income) loss of affiliated companies, (net of dividends received in 2004 and 2003)	(9)		(97,750)		(159,651)		188,881
(Gain) loss on sale of investments in shares	(9)		(95,011)		(70,825)		101,909
Reduction (increase) in seniority premiums and severance payment liabilities	12		124,616		(743)		100,491
Increase in provisions for long-term liabilities	18		196,113		142,668		32,402

	180		1,909,606		1,363,058		258,530
Trade accounts receivable	(1)		(7,370)		(18,747)		27,594
Contract receivables	6		61,668		(585,440)		93,305
Cost and estimated earnings in excess of billings on uncompleted contracts	(18)		(189,435)		(455,277)		(374,242)
Contract receivables for hydroelectric plant	(362)		(3,853,084)		(2,770,871)		(905,274)
Advances from customers	(13)		(135,412)		958,789		(290,760)
Other receivables and other current assets	108		1,145,679		(1,545,963)		154,680
Inventories	(11)		(114,225)		(216,816)		21,341
Real estate inventories	3		34,318		128,362		109,821
Trade accounts payable	13		132,983		534,925		20,746
Other current liabilities	42		447,263		324,399		(451,196)

Net resources used in operating activities	(53)		(568,009)		(2,283,581)		(1,335,455)

FINANCING ACTIVITIES:
Net change in notes payable	(95)		(1,013,292)		739,786		(128,964)
Proceeds from long-term debt for the construction of a hydroelectric plant	138		1,467,278		3,926,637		944,790
Proceeds from long-term debt	161		1,716,011		54,519		—
Effects of inflation and exchange rates on long-term debt	(26)		(274,891)		(193,503)		(338,977)
Repayments of long-term debt	(59)		(634,307)		(2,017,384)		(634,161)
Issuance of common stock of majority interest	230		2,441,862		378,633		2,100,270
(Decrease) increase in minority interest	(23)		(242,763)		(11,568)		274,484
Other	(17)		(179,978)		114,584		128,236

Net resources generated from financing activities	309		3,279,920		2,991,704		2,345,678

INVESTING ACTIVITIES:
Investment in property, plant and equipment	(16)		(172,430)		(192,288)		(117,068)
Investment in concessions	(2)		(16,876)		(25,934)		(31,981)
Investment in affiliated companies (in 2005 includes Ps.379,502 from GACN)	(31)		(332,159)		(58,238)		(77,507)
Proceeds from sale of property, plant and equipment	3		36,483		45,125		128,949
Loan due from to affiliated company	25		268,897		(274,050)		—
Proceeds from sale of investments in affiliated companies	60		636,898		309,931		192,612
Other assets	(37)		(394,430)		(849,817)		(494,967)

Net resources generated from (used in) investing activities	2		26,383		(1,045,271)		(399,962)

Net increase (decrease) in cash and cash equivalents	258		2,738,294		(337,148)		610,261
Effects of inflation and exchange rate changes on cash	(2)		(19,653)		(12,069)		18,087
Cash and cash equivalents at beginning of period	333		3,545,017		3,894,234		3,265,886

Cash and cash equivalents at end of period	$589	Ps.	6,263,658	Ps.	3,545,017	Ps.	3,894,234

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of constant Mexican pesos as of December 31, 2005)

1.	Nature of Business

Empresas ICA, S.A. de C.V. (“ICA” or “the Company”) is a holding company, the subsidiaries of which are engaged in a wide range of construction and related activities including the construction of infrastructure facilities as well as industrial, urban and housing construction, for both the Mexican public and private sectors. ICA’s subsidiaries are also involved in the construction, maintenance and operation of highways, bridges and tunnels granted by the Mexican government and foreign governments under concessions. Through its subsidiaries and affiliates, ICA also manages and operates airports and municipal services under concession arrangements. In addition, some of ICA’s subsidiaries are engaged in real estate and housing development.

At the Stockholders’ Extraordinary Meeting of April 21, 2005, the stockholders resolved to change the corporate name from Empresas ICA Sociedad Controladora, S.A. de C.V. to Empresas ICA, S.A. de C.V.

Significant events during 2005

In August 2005, ICA made a global primary placement of 78,802,166 shares for the total amount of Ps.2,127,658 (nominal value). 65% percent of these shares were placed on the Mexican market, while the remaining 35% were placed with institutional investors abroad, representing an offering that was not registered under Article 4 (2) of the 1933 U.S. Securities Law.

At a Stockholders’ Extraordinary Meeting held on July 14, 2005, the stockholders approved a reverse split of the shares of the Company issued and outstanding at that date, with the issuance of new shares in the proportion of one-to — six, effective December 13, 2005. However, for purposes of comparability, the accompanying financial statements show all share and per share information as if the reverse split took place as of the beginning of the earliest year presented.

In December 2005, through its subsidiaries Controladora de Operación de Infraestructura, S.A. de C.V. (“CONOISA”) and Aeroinvest, S.A. de C.V. (“Aeroinvest”), ICA acquired 44.94% of the shares of Grupo Aeroportuario del Centro Norte (“GACN”), for US $260.2 million, through three purchase transactions which, together with its previous equity held in GACN, gave ICA control of 47.2% of the shares of GACN. Based on this acquisition, ICA directly holds 74.5% of shares in the strategic partnership denominated Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), which holds 15% of the shares of GACN (the remaining 25.5% of the shares of SETA are held by Aeroports de Paris). Furthermore, ICA directly holds 36% of the shares of GACN, while the remaining 49% are held by the Federal Government through Nacional Financiera, S.N.C. ICA initially acquired its equity interest in GACN in 2000, through its participation in SETA along with Aeroports de Paris and Vinci. Because ICA exercises control over GACN, ICA consolidated the balance sheet of GACN as of December 31, 2005; because the period over which ICA exercised control over GACN was less than one month, consolidation of revenues, costs and expenses was not considered material and will be consolidated beginning January 1, 2006.

GACN is engaged in the administration, operation and, when applicable, construction and exploitation of airports under the concession granted by the Mexican Federal Government through the Communications and Transportation Ministry (“SCT”) for a 50-year period beginning on November 1, 1998. As these airports are state-owned, after the termination of the concession period, any improvements and additional installations permanently attached to the concessioned assets and created during the concession period will revert to the state.

The financial statements of the following companies are consolidated with those of GACN: Aeropuerto de Acapulco, S.A. de C.V., Aeropuerto de Ciudad Juárez, S.A. de C.V., Aeropuerto de Culiacán, S.A. de C.V., Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Durango, S.A. de C.V., Aeropuerto de Mazatlán, S.A. de C.V., Aeropuerto de Monterrey, S.A. de C.V., Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de San Luis Potosí, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V., Aeropuerto de Torreón, S.A. de C.V., Aeropuerto de Zacatecas, S.A. de C.V., Aeropuerto de Zihuatanejo, S.A. de C.V. and Servicios Aeroportuarios del Centro Norte, S.A. de C.V.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Basis of Presentation and Principles of Consolidation

(a)	Basis of Presentation

The consolidated financial statements of ICA and its subsidiaries are prepared in accordance with accounting principles generally accepted in Mexico (“Mexican GAAP”), which vary in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 28 for a discussion of such differences and for the reconciliation of the Company’s net income and shareholders equity between Mexican GAAP and U.S. GAAP.

The consolidated financial statements for all periods have been presented in thousands of constant Mexican pesos, the currency of the country in which the Company is incorporated and in which it principally operates, as of December 31, 2005, as required by Bulletin B-10, “Recognition of the Effects of Inflation in Financial Information” (“Bulletin B-10”) (as amended) and B-12, “Statements of Changes in Financial Position” issued by the Mexican Institute of Public Accountants (“IMCP”).

Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2005 and for the year then ended have been translated into U.S. dollar amounts at the rate of 10.6275 pesos per U.S. dollar, the noon buying rate for pesos at December 31, 2005 as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at the above or any other rate.

(b)	Comprehensive Income (Loss)

Comprehensive income (loss) presented in the accompanying consolidated statements of changes in stockholders’ equity represents the Company’s total activity during each year and is comprised of the net income (loss) for the year, plus other comprehensive income (loss) items for the same period which, in accordance with Mexican GAAP, are presented directly in stockholders’ equity without affecting the consolidated statements of operations. In 2005, 2004 and 2003, the other comprehensive income (loss) items consist of the insufficiency in restated stockholders’ equity and the translation effects of foreign entities, both of which are included in the caption “Insufficiency from Restatement of Capital”.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Principles of Consolidation

Financial statements of those companies in which ICA owns more than 50% of the capital stock with voting rights or owns less than 50% of such capital stock but effectively controls such entity, are consolidated within the financial statements. All intercompany balances and transactions have been eliminated in consolidation. The principal consolidated subsidiaries are as follows:

	Ownership
Subsidiary	Percentage	Activity

Sub-Holding:
Constructoras ICA, S.A. de C.V.	100	Construction
Controladora de Empresas de Vivienda, S.A. de C.V.	100	Housing development
Operating:
Ingenieros Civiles Asociados, S.A. de C.V	100	Heavy and urban construction
Constructora Internacional de Infraestructura, S.A. de C. V	61	Construction of the El Cajón hydroelectric plant
ICA Fluor Daniel, S. de R.L. de C.V.	51	Industrial construction
ICA Panama, S.A.	100	Highway concessions
Grupo Aeroportuario del Centro Norte, S.A. de C.V.	47.2	Managing and operating airport concessions

Sale of subsidiaries — At various dates in 2004, the Company sold its shares in the subsidiaries Almacenadora Sur, S.A. de C.V., Desarrolladora de Estacionamientos Privados, S.A. de C.V. and Simex, Integración de Sistemas, S.A. de C.V. In August 2003, the Company sold its shares in the subsidiary Solaqua, S.A. de C.V. Condensed information of these companies as of December 2003 and for the years ended December 31, 2004 and 2003 is presented as follows:

	December 31,
	2003

Balance Sheet Data:
Current assets	Ps.	124,247
Property, plant and equipment		280,044
Investment in concessions		128,280
Other non-current assets		174,138
Current liabilities		(287,822)
Non-current liabilities		(130,038)

Net assets	Ps.	288,849

	Years Ended December 31,
	2004		2003

Statement of operations Data:
Revenues	Ps.	93,905	Ps.	221,072
Operating income		3,718		25,691
Net income		15,683		13,782

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Acquisition of subsidiaries

As discussed in Note 1, in December 2005, ICA acquired 44.94% of GACN, which, in addition to the equity it previously held, gave ICA the ability to exercise control over GACN, and consequently consolidate such entity. Furthermore, as part of the acquisition of GACN, ICA acquired the remaining 60% of Aeroinvest resulting in 100% ownership of such entity, and an additional 59.6% of SETA, resulting in 74.5% ownership of such entity, consequently consolidating such entities as of December 31, 2005.

The fair value assigned to the assets and liabilities of the new companies is as follows:

			December 31,
			2005

Balance Sheet Data:
Cash and cash equivalents			Ps.	1,656,982
Other current assets				354,418
Property, plant and equipment, net	Ps.	1,418,342
Rights to use airport facilities and airport concessions		4,389,273		5,807,615

Other non-current assets				181,865
Current liabilities				(291,345)
Long term — debt				(1,331,250)
Other non current liabilities				(535,759)
Investment of the minority interest				(3,806,042)

Net assets			Ps.	2,036,484

Statement of operations data for these three entities, combined, is as follows:

	Year Ended December 31,
	2005		2004

Net sales	Ps.	1,374,738	Ps.	1,197,915
Operating income		471,565		391,636
Net income		335,513		274,681

(d)	Foreign Currency Translation of Subsidiaries’ Financial Statements

The financial statements of subsidiaries denominated in foreign currencies are translated into Mexican pesos by applying Bulletin B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations”, issued by the IMCP. Exchange differences generated by the translation of the financial statements of foreign subsidiaries that are not an extension of ICA’s operations are presented in stockholders’ equity under the caption “Insufficiency from restatement of capital.” The effect of translating the financial statements of such foreign subsidiaries for the year ended December 31, 2005 was Ps.(194,320), resulting in a cumulative translation adjustment included in “Insufficiency from restatement of capital” at December 31, 2005 of Ps.47,696. For translation purposes, once the subsidiary financial statements are restated and re-expressed in currency of year-end purchasing power of the country in which it operates, based on the same accounting policies as the Company, the following exchange rates are used:

•	Assets and liabilities (monetary and non monetary) — The exchange rate in effect at the balance sheet date.

•	Common stock — The exchange rate in effect at the date on which contributions were made.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Retained earnings — The exchange rate in effect at the end of the year such amounts were generated.

•	Revenues, costs and expenses — The ending exchange rate of the period reported.

3.	Summary of Significant Accounting Policies

The accounting policies followed by the Company are in conformity with Mexican GAAP, which requires that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management’s best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

(a)	New Accounting Standards

Remuneration paid at the end of the work relationship — Beginning January 1, 2005, the Company adopted the revised provisions of Bulletin D-3, “Labor Obligations”, related to the recognition of the liability for severance payments due to termination of the work relationship for reasons other than restructuring, which are recorded by the projected unit credit method, based on calculations made by independent actuaries. Bulletin D-3 establishes the option of immediately recognizing any resulting transition asset or liability in earnings, or amortizing it based on the average remaining years of service of the employees. Up to 2004, severance payments of this type were charged to results when determined to be payable. The accumulated liability as of January 1, 2005, determined by independent actuaries, is Ps.103,966, which the Company elected to recognize as a transition asset, to be amortized using the straight-line method during the average years of service of the employees expected to receive such benefits.

Derivative financial instruments — Beginning January 1, 2005, the Company adopted the provisions of Bulletin C-10 “Derivative Financial Instruments and Hedging Operations”. Bulletin C-10 requires the recognition of all derivatives at fair value, and establishes rules for the recognition of hedging transactions and for the identification and separation, as the case may be, of embedded derivatives. In March 2004, the Company entered into an interest rate derivative contract. In accordance with the previous accounting provision (Bulletin C-2, “Financial Instruments”), at the close of 2004, the Company did not recognize the fair value of the derivative. With the enactment of Bulletin C-10, the Company recognized the fair value of the asset for derivative financial instruments of US $5.2 million (Ps.55,120), a deferred tax liability of US $1.5 million (Ps.15,900), and a net credit to results of the year of US $3.7 million (Ps.39,220).

(b)	Accounting Method for the Treatment of the Effects of Inflation

The Company’s consolidated financial statements recognize the effects of inflation in accordance with Bulletin B-10. Bulletin B-10 requires the restatement of all comparative financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. The Company chose the alternative method provided by Bulletin B-15, which consists of determining a Restatement Factor which uses a weighted average rate based upon the National Consumer Price Index (“NCPI”) published by Banco de Mexico and the inflation and foreign exchange rates of the countries in which the Company has foreign subsidiaries. Prior year financial statements reported for comparative purposes were restated by a Restatement Factor of 1.0015 instead of restating them by a NCPI factor of 1.0333 to determine constant Mexican pesos as of December 31, 2005.

(c)	Cash Equivalents

Cash equivalents are stated at acquisition cost plus accrued interest. Cash equivalents consist primarily of term deposits with original maturities of ninety days or less. Those cash equivalents whose availability is greater than one year are presented as long-term cash equivalents.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Inventories

Inventories are valued at the price of the last purchase made during the period, without exceeding the realizable value.

(e)	Real Estate Inventories

The development costs for low-income housing are stated at the acquisition value of the land, the respective improvements and conditioning, permits and licenses, labor costs, materials and direct and indirect expenses. They are restated by the specific cost method, which uses net replacement values that are similar to market values and are determined based on appraisals conducted by recognized firms of independent experts. Up to December 31, 2004, net comprehensive financing cost was capitalized. The effect of this change in accounting principle was not material.

Other real estate developments are also restated by the specific cost method, using net replacement values, which are similar to market values, determined based on appraisals conducted by recognized firms of independent experts. However, for these other real estate developments, the net comprehensive financing cost incurred during the construction period is capitalized and restated by applying factors derived from the NCPI.

(f)	Long-Lived Assets

Long-lived assets consist of the following:

•	Property, Plant and Equipment — Expenditures for property, plant and equipment, including renewals and improvements which extend useful lives, are capitalized. These investments are restated by applying factors derived from the NCPI. Property, plant and equipment of foreign origin and its related depreciation are restated by means of a specific index, which uses the NCPI of the country of origin applied to the historical cost denominated in the foreign currency and are then translated into Mexican pesos at the exchange rate in effect at the date of the most recent balance sheet presented. Remaining property, plant and equipment and related depreciation is restated using the NCPI.

Depreciation is calculated using the straight-line method, over the useful life of the asset, beginning in the month in which the asset is placed in service. The useful lives of assets are as follows:

	Useful	Remaining
	Lives	Useful Lives

Improvements in concessions	20	17
Buildings	20 to 50	12 to 31
Machinery and equipment	4 to 10	1 to 3
Office furniture, equipment and vehicles	4 to 7	2 to 3

Financing costs incurred during the construction and installation of buildings and machinery and equipment are capitalized and adjusted for inflation as measured by the NCPI.

•	Investment in Concessions — Investments in concessions are restated for inflation using the NCPI, without exceeding their recoverable value.

Total cost of financing incurred during the construction period is capitalized and adjusted for inflation as measured by the NCPI.

Investments in concession projects are amortized over the concession period. Revenues from the operation of concession projects are recognized as concession revenues.

•	Investment in Affiliated Companies — Investments in companies in which ICA has significant influence, but does not have control, are accounted for using the equity method, which includes cost plus the Company’s

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

equity in undistributed earnings (loss), adjusted for the effects of inflation. The adjustment for the effects of inflation on equity is inherent in the application of the equity method as the investee’s financial statements are also prepared in accordance with Bulletin B-10.

Whenever events or change in circumstances indicate that the carrying amount of any of the Company’s long-lived assets and certain identifiable intangible assets may not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal, the Company evaluates such assets for impairment. Measurement of impairment is determined based on the difference between carrying value and estimated fair value. The estimated fair value is determined based on the particular circumstances of the concessions, machinery and equipment and intangibles.

(g)	Business Acquisitions

All business acquisitions, including those involving associated companies, are initially recognized and valued using the purchase method, which includes assigning the purchase price, represented by cash delivered or its fair value equivalent, to the fair value of the assets received and liabilities assumed. When appropriate, either goodwill or an extraordinary gain will be recognized for the difference between the purchase price and the adjusted fair value of the assets received and the liabilities assumed.

(h)	Provisions

Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated.

(i)	Operating Cycle

Assets related to construction contracts which may require more than one year to be completed and will be liquidated in the normal course of contract completion are reported as current assets.

(j)	Accounting for Construction Contracts

Construction contracts are accounted for using the percentage-of-completion method of accounting and, therefore, take into account the revenues, costs, and estimated earnings to date as contract activity progresses. Revenues are recognized from contracts based on units-of-work performed and are subject to price increase clauses. Changes resulting from actual performance and estimated profitability, including those arising from premiums derived from early project completion, contract penalty provisions and final contract settlements, may result in revisions to total expected contract revenues. Such revisions are recognized and are recorded in the same period in which the revisions are determined and approved by the clients.

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

Contract costs include all direct labor and materials, subcontractor’s costs and other initial costs of the project and allocations of indirect costs. Management periodically evaluates the fairness of estimates used to determine percentage-of-completion. If, as a result of such evaluation, it becomes apparent that estimated costs on non-completed contracts exceed expected revenues, a provision for estimated losses is recorded in the period in which such losses are determined. For projects that are financed by the Company where the contract value includes both the value of the work to be performed and the financing of the project, the comprehensive financing cost incurred for project development is included in the contract costs.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(k)	Accounting for Real Estate Sales

The sale of completed developments is recognized at the date of the signing of the respective sales contract where the rights and obligations of the property are transferred to the buyer and the Company has received at least 20% of the contract price. If there is uncertainty regarding future collection, the revenue is recorded when collected.

(l)	Accounting for Low Income Housing Sales

Revenues derived from sales of low income housing are recognized as revenue once the house is completed and credit is approved by the financing agency or the title of the house has passed to the buyer.

(m)	Sales and Other Revenues

Revenues from sales of goods and services are recognized as the goods are delivered or the services are performed.

(n)	Postretirement Benefit Plans

Seniority premiums and pension plans, and beginning in 2005, severance payments at the end of the work relationship, are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees. Through December 31, 2004, severance payments at the end of the work relationship were charged to results when the liability was determined to be payable.

(o)	Maintenance and Repair Expenses

Maintenance and repair expenses are recorded as costs and expenses in the period in which they are incurred.

(p)	Income Tax and Statutory Employee Profit Sharing

The Company files a consolidated tax return, pursuant to the tax laws of Mexico.

The provisions for income tax and statutory employee profit sharing (“PTU”) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the accounting and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any tax benefits that are not expected to be realized. Management periodically evaluates its assumptions based on historical tax results and estimated tax profits.

Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized.

(q)	Asset Tax

The Company files a consolidated income and asset tax return utilizing consolidation rules similar to those related to income taxes. Asset tax is computed at an annual rate of 1.8% of the average of the majority interest of restated assets less certain liabilities. The tax is paid only to the extent it exceeds the income tax liability for the year. Any required asset tax payment is creditable against the excess of income taxes over asset taxes for the following ten years.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Tax on assets paid and tax on assets that may be carried forward from previous years, that are expected to be recoverable, are recorded as an advance payment at estimated recoverable value at the date of the financial statements and are included in the balance sheet as a deferred tax asset.

(r)	Derivative Financial Instruments

The Company values all derivatives at fair value, regardless of the purpose for holding them. Fair value is based on market prices for derivatives traded in recognized markets; otherwise, fair value is based on other valuation methodologies supported by sufficient and reliable information. Fair value is recognized on the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed.

When the transactions comply with all hedging requirements, the Company designates the derivatives as a hedging financial instrument at the beginning of the relationship. For fair value hedges, the fluctuation in the fair value of both the derivative and the open risk position is recognized in results of the period in which it takes place. For cash flow hedges, the effective portion is temporarily recognized in comprehensive income within stockholders’ equity and is subsequently reclassified to results at the same time that they are affected by the item being hedged; the ineffective portion is recognized immediately in results of the period.

Certain derivative financial instruments, although contracted for hedging purposes from an economic viewpoint, because they do not comply with all the requirements established in applicable regulations, have been designated as trading derivatives for accounting purposes. The fluctuation in fair value on these derivatives is recognized in results of the period.

(s)	Insufficiency from Restatement of Capital

This item reflects the result of restating nonmonetary assets and liabilities as compared to the restatement of common stock, retained earnings and results of operations. It represents the difference between net nonmonetary assets restated by the specific costs method or the specific index method, and general inflation as measured by the NCPI.

(t)	Restatement of Stockholders’ Equity

Stockholders’ equity is restated for inflation using the NCPI from the respective dates such capital was contributed or earnings (losses) were generated to the date of the most recent balance sheet presented.

(u)	Foreign Currency Transactions

Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. Balances of monetary assets and liabilities are adjusted monthly at the market rate. The effects of exchange rate fluctuations are recorded in the consolidated statement of operations, except for those cases in which they can be capitalized.

(v)	(Gain) Loss from Monetary Position

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

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(w)	Concentration of Credit Risk

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

Other accounts receivable are comprised of receivables from associated companies and notes receivable. The Company believes that these amounts do not represent a significant concentration of credit risk.

(x)	Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing income (loss) of majority interests available to common stockholders by the weighted average number of common shares outstanding during the year.

Since the convertible subordinated debentures were repaid and redeemed in 2004, the Company no longer has instruments which could have a dilutive effect on earnings per share.

4.	Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	December 31,
	2005		2004

Cash	Ps.	1,815,652	Ps.	1,230,362
Cash equivalents		4,448,006		2,314,655

	Ps.	6,263,658	Ps.	3,545,017

As of December 31, 2005 and 2004, Ps.1,589,498 and Ps.1,922,290, of the Company’s cash and cash equivalents were held by the subsidiary ICA Fluor Daniel, S. de R.L. de C.V. (“ICAFD”) and Ps.85,119 and Ps.110,897 by the subsidiary Framex, ApS and its subsidiaries (Rodio Cimentaciones Especiales, S.A. and Kronsa International, S.A.), respectively. At December 31, 2005, Ps.1,656,982, of the Company’s cash and cash equivalents were held by GACN and Ps.122,271 of the Company’s long-term cash equivalents were held by Aeroinvest.

In addition, as of December 31, 2005 and 2004, Ps.558,969 and Ps.879,103, respectively of the current portion of the Company’s cash and cash equivalents and Ps.512,799 in the non-current portion of the Company’s cash and cash equivalents as of December 31, 2004, were held by Constructora Internacional de Infraestructura, S. A. de C. V. (“CIISA”) for construction of the “El Cajón” hydroelectric plant, which are managed in conformity with the construction program approved and controlled by the consortium of banks referred to in Note 18b. Similarly, at December 31, 2005, trusts have been created to administer the amounts received from tolls and other related services generated by the Corredor Sur and the Acapulco Tunnel, which guarantee and are primarily utilized to pay the debt contracted and the maintenance of the concessions; at December 31, 2005, the amounts designated for Corredur Sur and the Acapulco Tunnel are Ps.179,728 and Ps.110,256, respectively, for the current portion, and Ps.51,836 for the non-current portion for Corredor Sur.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Contract Receivables

Contract receivables are comprised of the following:

	December 31,
	2005		2004

Billing on contracts	Ps.	1,765,952	Ps.	2,027,118
Retainage		65,165		61,492
Less: payments on contracts		(89,047)		(246,893)

		1,742,070		1,841,717
Less: allowance for doubtful accounts		(109,341)		(121,285)

	Ps.	1,632,729	Ps.	1,720,432

The allowance for doubtful accounts for the contract and trade receivables is as follows:

	December 31,
	2005		2004

Trade receivables	Ps.	63,147	Ps.	50,726
Contract receivables		109,341		121,285

	Ps.	172,488	Ps.	172,011

The changes in the allowance for doubtful accounts is as follows:

	December 31,
	2005		2004		2003

Beginning balance	Ps.	172,011	Ps.	242,631	Ps.	395,897
Increase of the period		33,324		23,905		37,304
Reversals		(9,168)		—		—
Incorporation of balances from subsidiaries acquired		27,744		—		—
Write-off of bad debts		(51,166)		(86,004)		(158,048)
Inflationary effects		(257)		(8,521)		(32,522)

Ending balance	Ps.	172,488	Ps.	172,011	Ps.	242,631

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts

	December 31,
	2005		2004

Cost incurred on uncompleted contracts	Ps.	12,043,841	Ps.	11,523,884
Estimated earnings		1,243,218		1,092,607

Recognized revenues		13,287,059		12,616,491
Less: billings to date		(11,815,407)		(11,322,492)

Cost and estimated earnings in excess of billings on uncompleted contracts	Ps.	1,471,652	Ps.	1,293,999

7.	Contract Receivables for the Hydroelectric Plant

	December 31,
	2005		2004

Contract receivables	Ps.	6,490,644	Ps.	3,110,059
Cost and estimated earnings in excess of billings on uncompleted contract		1,038,585		566,086

	Ps.	7,529,229	Ps.	3,676,145

Cost and estimated earnings in excess of billings on uncompleted contract as of December 31, 2005 and 2004, is as follows:

	December 31,
	2005		2004

Cost incurred	Ps.	7,048,811	Ps.	3,455,364
Estimated earnings		480,418		220,781

Recognized revenues		7,529,229		3,676,145
Less: billings to date		(6,490,644)		(3,110,059)

Cost and estimated earnings in excess of billings on uncompleted contract	Ps.	1,038,585	Ps.	566,086

In March 2003, the Mexican Federal Electricity Commission (Comisión Federal de Electricidad) or the CFE awarded a US $748.3 million contract for the engineering, procurement and construction of the El Cajón hydroelectric plant to CIISA, a consortium comprised of two of the Company’s subsidiaries, Promotora e Inversora ADISA, S.A. de C.V. (“PIADISA”) and Ingenieros Civiles Asociados, S.A. de C.V. (“ICASA”), and unrelated third parties, Energomachexport Power Machines and La Peninsular Compañía Constructora, S.A. de C.V.

At December 31, 2005, the current value of the contract including modifications was US $805.8 million.

Work began on the hydroelectric plant on March 26, 2003, and the hydroelectric plant has an expected construction period of 1,620 days, which concludes on August 31, 2007. The receivable will be settled when the Company delivers the hydroelectric plant on a “turnkey” basis. CIISA will be solely responsible for obtaining and maintaining current financing based exclusively on its own resources and without assistance from the CFE (see Note 18.b).

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Construction Backlog

A reconciliation of backlog representing executed construction contracts at December 31, 2005, 2004 and 2003 is as follows:

	Construction Segment
	Civil		Industrial		Rodio-Kronsa		Total

Balance at January 1, 2003	Ps.	869,687	Ps.	4,249,305	Ps.	378,160	Ps.	5,497,152
Less: restatement of beginning balance		1,303		6,364		566		8,233

Nominal balance		868,384		4,242,941		377,594		5,488,919
New contracts and changes 2003		9,371,745		4,424,575		2,054,342		15,850,662
Less: construction revenue earned 2003		2,226,194		4,214,940		2,048,787		8,489,921

Balance at December 31, 2003		8,013,935		4,452,576		383,149		12,849,660
Less: restatement of beginning balance		12,003		162,816		14,011		188,830

Nominal balance		8,001,932		4,289,760		369,138		12,660,830
New contracts and changes 2004		2,926,081		14,608,260		2,761,288		20,295,629
Less: construction revenue earned 2004		4,559,720		4,611,422		2,434,557		11,605,699

Balance at December 31, 2004		6,368,293		14,286,598		695,869		21,350,760
Less: restatement of beginning balance		9,537		21,397		1,043		31,977

Nominal balance		6,358,756		14,265,201		694,826		21,318,783
New contracts and changes 2005		5,063,720		1,797,025		2,440,579		9,301,324
Less: construction revenue earned 2005		7,043,606		7,552,126		2,331,395		16,927,127

Balance at December 31, 2005	Ps.	4,378,870	Ps.	8,510,100	Ps.	804,010	Ps.	13,692,980

From January 1 to March 20, 2006, the Company entered into contracts totaling Ps.2,133,475.

9.	Other Receivables

Other receivables consist of the following:

	December 31,
	2005		2004

Notes receivable from related parties	Ps.	63,889	Ps.	330,050
Recoverable taxes		158,802		80,282
Notes receivable		11,567		132,659
Sale of investment in shares		26,198		134,831
Guarantee deposits		137,502		108,728
Other		285,491		489,832

	Ps.	683,449	Ps.	1,276,382

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Inventories

Inventories consist of the following:

	December 31,
	2005		2004

Work in-process	Ps.	440	Ps.	1,707
Materials, spare parts and other		418,649		303,156

	Ps.	419,089	Ps.	304,863

11.	Real Estate Inventories

Real estate inventories consist of the following:

	December 31,
	2005		2004

a. Current:
Land held for investment and future development	Ps.	7,369	Ps.	14,309
Land under development		797,381		891,260
Real estate held for sale		16,929		17,975

	Ps.	821,679	Ps.	923,544

b. Non-current:
Land held for investment and future development	Ps.	98,203	Ps.	108,289

12.	Investment in Concessions

(a) Investment in concessions consists of the following:

	Date of	Ownership Percentage		Balance as of December 31,
Description of Project	Concession Agreement	2005	2004	2005	2004

Grupo Aeroportuario Centro Norte	November 1998	47.2%	—	Ps.4,389,273	Ps.	—
Corredor Sur, in Panama	August 1996	100%	100%	2,139,733		2,226,012
Acapulco Tunnel	May 1994	100%	100%	659,120		661,035
Treatment plant	September 1998	100%	100%	243,595		249,255
Irapuato — La Piedad	August 2005	100%	—	14,198		—

				Ps.7,445,919	Ps.	3,136,302

(b) Rights to use airport facilities and airport concessions held by GACN

As discussed in Note 1, as of December 31, 2005, the balance sheet of GACN was consolidated by the Company. As of January 1, 2003, the total cost paid by GACN to obtain the airport concessions from the Mexican government was proportionately assigned to rights to use airport facilities, which represent the cost of the fixed assets at the airports, based on the net replacement value of such assets, as determined by an independent appraiser.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The remaining acquisition price, after allocation to such assets, was recorded to airport concessions ICA’s investment in these rights and airport concessions is as detailed below:

	December 31,
	2005

Net acquisition cost	Ps.	4,389,273

Assigned to:
Rights to use airport facilities:
Runways, taxiways, aprons	Ps.	1,416,091
Buildings		928,817
Infrastructure work		324,120
Land		1,892,700

		4,561,728
Accumulated depreciation		(623,337)

		3,938,391
Airport concessions		549,648
Accumulated amortization		(98,766)

	Ps.	4,389,273

(c) Highways and tunnel

	December 31,
	2005		2004

Construction cost	Ps.	4,267,232	Ps.	4,246,547
Total financing cost		263,417		280,045
Amortization		(697,200)		(636,378)
Allowance for impairment		(1,034,596)		(1,003,167)
Construction in-process		14,198		—

	Ps.	2,813,051	Ps.	2,887,047

(d) Treatment plant

	December 31,
	2005		2004

Projects completed and in operation:
Construction cost	Ps.	297,751	Ps.	251,231
Amortization		(54,156)		(37,146)

		243,595		214,085
Projects in process of construction		—		35,170

		243,595		249,255

Total	Ps.	7,445,919	Ps.	3,136,302

(e) A description of the Company’s primary concessions is provided as follows:

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Airport concessions and rights to use airport facilities

Each airport concession agreement contains the following terms and basic conditions:

•	The concessionaire has the right to manage, operate, maintain and use the airport facilities and carry out any construction, improvements, or maintenance of facilities in accordance with its Master Development Program (“MDP”), and to provide airport, complementary and commercial services. The MDP must be updated every five years.

•	The concessionaire will use the airport facilities only for the purposes specified in the concession, will provide services in conformity with the law and applicable regulations, and will be subject to inspections by the SCT.

•	The concessionaire must pay a fee for the use of the concession assets (currently 5% of the concessionaire’s annual gross revenues derived from the use of public property), in conformity with the Mexican Federal Duty Law.

•	At the time the concession were granted, the concessionaire assumed Aeropuertos Servicios Auxiliares (“ASA”) rights and obligations derived from airport-related agreements with third parties.

•	ASA has the exclusive right to supply fuel for consumption at the airport.

•	The concessionaire must grant free access to specific airport areas to certain Mexican government agencies (such as customs and immigration) so that they may carry out their activities within the airport.

•	According to Article 27 of the Mexican General Law on Airports, the concession may be revoked if the concessionaire breaches any of the obligations established therein or falls under any of the causes for revocation referred to in Article 26 of law and in the concession agreement. The breach of certain concession terms may be cause for revocation if the SCT has applied sanctions in three different instances with respect to the same concession term.

•	The SCT may modify concession terms and conditions that regulate the Company’s operations.

•	The concession may be renewed in one or more instances for terms not to exceed 50 additional years.

Corredor Sur

In August 1996, the Panamanian Ministry of Public Works (“MOP”) formally awarded to ICA Panama, S.A. (“ICA Panama”) one of the Company’s subsidiaries, a concession for the construction, operation and maintenance of the Corredor Sur Highway, which extends for a distance of 19.5 kilometers. The term of the concession is for 30 years from the commencement of operations or the date on which the amount of the concession plus the agreed upon return on investment is fully recovered; whichever is sooner. The Company concluded the first and last stage of the highway in August 1999 and February 2000, respectively.

A summary of the principal conditions of the concession and primary obligations of the concessionaire are outlined below:

•	MOP shall not offer any subsidies or additional revenues to the concessionaire during or after construction for events of force majeure.

•	The concessionaire shall build the necessary improvements and equip an airport located in Albrook, Panama for no more than US $10,000,000. On December 31, 1999, the Company delivered all of the required equipment and facilities for the Albrook Airport.

•	As part of the concession cost, the concessionaire assumes liability for any payments or indemnifications that MOP has to make for the acquisition or expropriation of privately owned real estate that is necessary for the execution of the concession. The Company’s liability derived from such payments shall not exceed

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

US $17.8 million. The cost of indemnifications amounted to US $27.7 million; therefore, in accordance with the concession agreement, the remaining US $9.9 million is included as part of the concession investment and will be recovered from the Panamanian government pursuant to the concession agreement.

•	Under the terms of the original concession agreement the concessionaire received from MOP approximately 29.5 hectares of land and, as partial payment, the rights to fill 35 hectares of marine bed as well as the right to supply, develop and commercialize such marine beds during the concession period. The concessionaire was also granted the right to fill additional marine beds, under certain circumstances. At December 31, 2005 and 2004, the Company still has pending rights to receive 11.6 hectares of the original 35 hectares marine beds or other equivalent rights.

•	For the first three years after commencement of the concession’s operations, the concessionaire is authorized to adjust the toll rates in conjunction with the NCPI or when the NCPI is increased by 5% or more. In the fourth year and until the ninth year of operation, the concessionaire is authorized to increase toll rates by 25% on an annual basis. After the ninth year of the concession’s operation and within three months of the beginning of each fiscal year, the concessionaire is entitled to adjust the toll rates if it is proven that the toll revenues will be insufficient to obtain the return on investment originally projected in the concession.

•	If the market conditions do not allow for toll rate adjustments, the Ministry of Public Works guarantees, according to the concession agreement, that the concessionaire will recover its investment and the accorded yield by extending the term of the concession for the period necessary to ensure the recovery of such investment.

•	Ten years before the concession’s maturity date, the concessionaire shall submit a bond that guarantees the return of the highway in its original condition.

•	Upon expiration of the concession, the works shall be returned to the Ministry of Public Works, free of any costs and liens and with the same level of service as when the highway was originally constructed.

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

During the construction phase of the Corredor Sur, it became necessary to make certain modifications to the original project proposed by ICA Panama. ICA Panama requested that the MOP acknowledge such additional requirements and allow ICA Panama to recover its additional investment, as well as certain other payment obligations still owed to ICA Panama at that date. Accordingly, on October 16, 2003, ICA Panama entered into arbitration with the MPO.

On December 30, 2005, ICA Panama received a payment from the State consisting of a government bond for US $28.8 million, with maturity in 2015 and a 7% interest rate, payable biannually. At December 31, 2005, the Company classified this bond as available-for-sale included in long-term cash and cash equivalents. The bond was sold at 101% of its face value on January 31, 2006.

Acapulco Tunnel

On May 20, 1994, the Government of the State of Guerrero (the “State Government”) granted, to one of the Company’s subsidiaries, a 25-year concession for the construction, operation and maintenance of a 2.947 kilometer tunnel connecting Acapulco and Las Cruces. The concession term started in June 1994.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the principal conditions of the concession and primary obligations of the concessionaire are outlined below:

•	The concessionaire cannot assign or encumber part or all of the rights derived from the concession without the prior authorization of the State Government, except for the toll collection rights, which can become part of a trust.

•	The State Government has the right to deregulate the concession following the procedures provided by law.

•	The State Government may, at any time, terminate the concession term, so long as the concessionaire has recovered its total investment at the rate contained in the concession’s financial projections determined with the definitive amount of the investment and the financing cost. Upon expiration of the concession, the concession assets shall be returned to the State Government, free of any costs, liens, and in good conditions.

•	The concessionaire shall perform the tunnel construction, in accordance with the technical project approved by the State Government. The State Government shall verify the construction standards, terms, opening to vehicle traffic, and the preservation and reconstruction works, in accordance with the standards issued by the State Government.

•	The concessionaire is authorized to adjust the toll rates every six months, in accordance with the NCPI or when such index is increased by 5% or more.

On November 25, 2002, the Congress of the State of Guerrero approved the extension of the concession term by fifteen years because the actual volume of usage was lower than the amount foreseen by the terms of the concession agreement.

Toll revenues provided by this concession guarantee certain of the Company’s indebtedness (see Note 18.a).

Irapuato — La Piedad

In August 2005, the SCT granted the Company a 20-year concession and service provision contract for the modernization, operation, conservation and maintenance of the highway between Irapuato and La Piedad in the state of Guanajuato, covering a length of 74.3 km under the Service Provision Project (PPS) scheme. The amount the Company expects to invest is approximately Ps. 735 million. Such investment will be recovered through quarterly collections comprising: (1) a payment by the SCT for keeping the concessioned route available for its use; and (2) a payment by the SCT for which the amount is based upon the number of vehicles using the concessioned route in accordance with the established tariff.

The modernization work must be finished in July 2007 to begin the operation, preservation and maintenance of the concessioned route.

At the end of the concession, the assets subject thereto will revert to the Mexican government.

(f) During 2004, the Company performed impairment analyses on its investments in concessions and other long-lived assets in conformity with the new Bulletin C-15, considering its usage value or sale price in the event of a formal acquisition offer. The Company recorded a net impairment loss for accounting purposes of Ps.54,582, which is included in the consolidated statement of operations under the caption other expenses, net.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Investment in Affiliated Companies

(a) A summary of the investments accounted for by the equity method is as follows:

	Ownership			Investment Balance
	Percentage			as of December 31,
	2005	2004	Type of Business	2005		2004
	%	%

Aeroinvest, S.A. de C.V.		40.0	Holding Company	Ps.	—	Ps.	167,108
Consorcio Internacional de Medio Ambiente, S.A. de C.V. and Subsidiaries	10.0	50.0	Municipal Services Concession		64,251		309,811
Fideicomiso Empresarial Banamex Cabo del Sol	—	10.0	Real Estate		—		84,264
Consorcio Dragados-ICA-Vialpa (DRAVICA)	49.9	49.9	Construction		64,610		230,604
Holding Dicomex, S.A. de C V	50.0	50.0	Construction		50,479		91,087
Autopistas Concesionadas del Altiplano, S.A. de C.V.	19.0	19.0	Construction		29,686		19,887
Other					152,605		109,937

				Ps.	361,631	Ps.	1,012,698

(b) A summary of the Company’s principal investments is as follows:

Aeroinvest, S.A. de C.V. (“Aeroinvest”) at December 31, 2004, held 14.9% of the shares of SETA, a consortium that was formed by Constructoras ICA, S.A. de C.V. (“CICASA”), a subsidiary of the Company and Vinci, S. A. (each of whom initially held a 37.25% participation) and Aeroports de Paris who holds a 25.5% participation, for the purpose of acquiring 15% of the voting stock of GACN. GACN has been granted a fifty-year concession to operate and manage airports in various regions of Mexico. In December 2005, the Company acquired the 37.25% shareholding of Vinci, S.A. in SETA and the 60% shareholding of Controladora Andrea J, S.A. de C.V.(“CEAJ”) (a related party) in Aeroinvest (see Note 1), thus obtaining control of both SETA and Aeroinvest, which have been consolidated at December 31, 2005.

Consorcio Internacional de Medio Ambiente, S.A. de C.V. (“CIMA”), is a consortium comprised by CICASA and PROACTIVA, S.A. CIMA’s principal activities are the operation of water supply distribution, treatment and management systems, as well as the disposal of solid waste to landfill sites, through concessions granted by governmental organizations. In December 2004, CICASA executed a purchase-sale agreement for its 40% equity in CIMA for US $27.4 million, pending authorization from the Federal AntiTrust Commissions (the “COFECO”). As authorization was obtained from COFECO on February 11, 2005, the sale was considered as performed on that date, generating a gain of Ps.54,000, which is presented under the caption other (income) expenses in the 2005 consolidated statement of operations.

Fideicomiso Empresarial Banamex Cabo del Sol, is a single purpose trust established to develop a tourist complex located in Cabo del Sol, Baja California Sur, including the urbanization, development, commercialization, sale and administration of approximately 725 hectares of land. The complex includes hotels, residential houses, commercial centers, golf courses and other recreational facilities. In October 2002, PIADISA and Impulsora Rain, S.A. de C.V. (“IRSA”) sold 35% and 39% of their respective participation in the trust for US $13 million. Similarly, in March 2005, the remaining amount of the investment held in this entity was sold at a loss of Ps.45,000 , which is presented within the caption of other (income) expense in the 2005 consolidated statement of operations.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consorcio Dragados ICA Vialpa (DRAVICA), is a consortium comprised by ICASA and Dragados y Construcciones, S.A. (“DRACSA”)(each of which owns 49.9%) and Constructora Vialpa, S.A., (which owns 0.2%). The consortium was formed for the construction of the machine room, concrete dams, spillway, and the mounting of auxiliary electromechanical equipment of the Hydroelectric Power Station of the Caruachi Project, located in Venezuela.

During 2004, DRAVICA executed an agreement for the administrative closing and contract settlement for the CVG Electrificación del Caroni, C.A. (“EDELCA”), whereby the final contract price payable to DRAVICA was increased by US $43 million to reflect additional construction costs. DRAVICA recognized the US $43 million as revenue in 2004. The Consortium has concluded the work requested by EDELCA and is presently engaged in recovering its assets and settling its liabilities.

(c) Summary combined financial information for affiliated companies for which the Company uses the equity method of accounting is shown below on a 100% basis:

	(Convenience Translation
	Note 2)	December 31,
	December 31, 2005	2005		2004
	Millions of U.S. dollars

Balance Sheet Data:
Current assets	$114	Ps.	1,209,319	Ps.	1,663,607
Non-current assets	130		1,378,749		1,738,772
Current liabilities	(57)		(608,515)		(788,481)
Non-current liabilities	(66)		(697,177)		(656,576)
Stockholders’ equity	(121)		(1,282,376)		(1,957,322)

At December 31, 2005, the Company’s consolidated retained earnings includes undistributed earnings of the above equity investees of Ps.109,223. The Company’s net investment in affiliated companies at December 31, 2005 also includes Ps.6,836 of the Company’s proportionate share of other equity accounts of such equity investees.

14.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
	2005		2004

Land	Ps.	167,238	Ps.	153,972
Buildings		472,818		485,122
Machinery and operating equipment		2,077,334		2,017,254
Furniture, office equipment and vehicles		620,291		403,072
Accumulated depreciation		(2,035,704)		(1,870,178)

		1,301,977		1,189,242

Improvements in concessions		1,242,039		—
Accumulated amortization		(179,889)		—

		2,364,127		1,189,242
Construction in-process in concessions		180,651		—
Other construction in-process		3,139		—

	Ps.	2,547,917	Ps.	1,189,242

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Notes Payable

Notes payable consist of the following:

	December 31,
	2005		2004

Notes payable to banks denominated in pesos	Ps.	122,732	Ps.	722,570
Notes payable to banks denominated in U.S. dollars		279,771		536,325
Other, mainly Euro		72,372		27,823

	Ps.	474,875	Ps.	1,286,718

As of December 31, 2004, the Company had loans outstanding of Ps.680,796 related to the Company’s contracts for construction of marine platforms. As a guarantee of these loans, the Company created an irrevocable trust fund through which payments are made to the creditor bank from funds periodically deposited by the Company in an amount based upon the Company’s estimate of the percentage of work completed on the marine platform projects at the time of the deposit. At December 31, 2004, the trust held funds of Ps.139,267. During 2005, these loans were repaid and the corresponding guarantees were released. Additionally , at December 31, 2005 and 2004, the Company had bridge loans secured by mortgage guarantees of Ps.122,213 and Ps.282,353, respectively, which are used to finance low-income housing projects.

The notes payable to banks are unsecured, short-term notes having a weighted average variable interest rate of 11.7% and 6.9% in 2005 and 11.2% and 5.6% in 2004, for notes denominated in pesos and U.S. dollars, respectively.

16.	Other Current Liabilities

Other current liabilities consist of the following:

	December 31,
	2005		2004

Accrual for operating expenses	Ps.	1,051,699	Ps.	723,111
Services and other		171,680		136,292
Accounts payable due to related parties		157,692		205,723
Freight carriers and subcontractors		377,296		357,731
Taxes other than income tax		212,235		179,219

	Ps.	1,970,602	Ps.	1,602,076

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	Provisions

The composition and changes of provisions — short-term is as follows:

	December 31,				Provision				Inflationary		December 31,
	2004		Additions		Used and Transfers		Reversals		Effects		2005

Short term:
Provision for:
Estimated contract losses	Ps.	33,700	Ps.	1,803	Ps.	(33,649)	Ps.	—	Ps.	(51)	Ps.	1,803
Costs expected to be incurred at the end of the project		71,818		81,934	(1,988)			(10,378)		(108)		141,278
Claims		50,810		49,097	(20,828)			—		(76)		79,003
Contingencies and warranty reserves for construction contracts		482,238		114,444	(74,561	)(1)		(7,220)		(722)		514,179

	Ps.	638,566	Ps.	247,278	Ps.	(131,026)	Ps.	(17,598)	Ps.	(957)	Ps.	736,263

	December 31,				Provision				Inflationary		December 31,
	2003		Additions		Used and Transfers		Reversals		Effects		2004

Short term	Ps.	720,186	Ps.	66,395	Ps.	(122,721)	Ps.	—	Ps.	(25,294)	Ps.	638,566

	December 31,				Provision				Inflationary		December 31,
	2002		Additions		Used and Transfers		Reversals		Effects		2003

Short term	Ps.	750,112	Ps.	31,694	Ps.	—	Ps.	—	Ps.	(61,620)	Ps.	720,186

(1)	Includes Ps.23,544 of transfer to long-term liabilities.

Other long-term provisions included within other long-term liabilities are as follows:

	December 31,				Provision		Inflationary		December 31,
	2004		Additions		Used and Transfers		Effects		2005

Contingencies and warranty reserves for construction contracts	Ps.	269,773	Ps.	306,760	Ps.	(22,271)	Ps.	(404)	Ps.	553,858

December 31,				Provision		Inflationary		December 31,
2003		Additions		Used and Transfers		Effects		2004

Ps.	85,050	Ps.	203,941	Ps.	(16,231)	Ps.	(2,987)	Ps.	269,773

December 31,				Provision	Inflationary	December 31,
2002		Additions		Used and Transfers	Effects	2003

Ps.	63,325	Ps.	21,725	—	—	Ps.	85,050

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Long-Term Debt

(a) Long-term debt consists of the following:

	December 31,
	2005		2004

Payable in U.S. dollars:
Secured bond (secured by toll collections), with a fixed annual interest rate of 6.95% and maturity in 2025, to refinance the debt contracted for Corredor Sur, which is guaranteed by toll revenues	Ps.	1,600,744	Ps.	—
Loans maturing in October 2011, at an interest rate using the London Interbank Offer rate (“LIBOR”) plus 4.00 and 4.125 basis points (6.4% to 6.53% at December 31, 2004) payable annually, Corredor Sur’s toll revenues are pledged as a financial guarantee. This loan was prepaid in 2005 through the refinancing discussed above		—		581,293
Loan maturing in September 2008 at an interest rate of LIBOR plus 3.60 basis points (6.97% and 6.38% at December 31, 2005 and 2004, respectively), collateralized by the shares of SISSA Coahuila, S.A. de C.V., a subsidiary of the Company and by the related project revenues		77,888		106,994
Loan guaranteed by 36% of the shares of GACN, collection rights from dividends and loans paid by SETA and the reimbursement of capital contributions at the LIBOR rate plus 2.35 points (7.05% at December 31, 2005), with maturity in June 2007		1,333,596		—
Other		106,079		125,221
Payable in pesos:
Securitization Certificates issued through Túneles Concesionados de Acapulco, which are guaranteed by the collection rights and tolls generated by the Acapulco Tunnel (the Tunnel), for a 17-year period at the Equilibrium Interbank Interest Rate (“TIIE”) rate plus 2.95 points, which was set at 13.16% for the first semiannual period. Principal and interest will be paid on a semiannual basis commencing June 2008, with a three-year grace period for principal and a prepayment option as of the ninth anniversary of issuance		800,520		—
Secured loan (collateralized by assets with a net book value of Ps.648,221 at December 31, 2004) maturing in May 2012 at a fixed interest rate of 14.5% for the first year and with annual increase of 0.90% to a maximum interest rate of 22.60%; loan prepaid in full during 2005		—		368,251
Mortgage loan (net book value of Ps.21,032 at December 31, 2004) maturing in June 2006 bearing interest at rate of TIIE plus 2.50 basis points (11.47% at December 31, 2004), payable monthly. Prepaid in full in 2005		—		292,528
Ordinary Participation Certificates (CPO’S) (equivalent to senior notes) maturing in March 2016, principal and interest payable in semi-annual installments beginning September 2001 at a rate of 9.6% plus an adjustment of the UDI (a peso currency equivalent index for Mexican inflation) balance (11.43% as of December 31, 2004), the Acapulco Tunnel’s toll revenues are pledged as a financial guarantee. Prepaid in full in 2005		—		193,756
Unsecured UDI-denominated loan, guaranteed by shares of Túneles Concesionados de Acapulco, S.A. de C.V. (Acapulco Tunnel) and toll revenues of Túnel de Acapulco at the TIIE rate plus 3.50 basis points (12.45% at December 31, 2004) maturing in June 2019. Prepaid in full in 2005		—		78,184
Other		1,065		5,331

		3,919,892		1,751,558
Current portion of long-term debt		40,520		252,856

	Ps.	3,879,372	Ps.	1,498,702

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The scheduled maturities of long-term debt as of December 31, 2005 is as follows:

Year Ending December 31,
2007	Ps.	1,414,150
2008		97,518
2009		36,260
2010		36,986
2011 and thereafter		2,294,458

	Ps.	3,879,372

Long-term debt and other agreements of the Company’s subsidiaries provide for various covenants that restrict the ability of certain subsidiaries of the Company to incur additional indebtedness and capital lease obligations, issue guarantees, sell fixed and other non-current assets and make capital distributions to the Company, as well as require compliance with certain other financial ratios. These financial ratios include: the ratio of total liabilities to equity; the ratio of current assets to current liabilities; the ratio of current assets less affiliated accounts receivable to current liabilities; and the ratio of operating earnings plus depreciation to net financing expenses. For the year ended December 31, 2005, the Company and its subsidiaries were in compliance with such covenants.

(b) Long-term debt for the construction of the hydroelectric plant.

On March 5, 2004, CIISA obtained financing of US $682.4 million for the El Cajón hydroelectric project, which is comprised of a US $452.4 million syndicated loan and a US $230 million fixed rate bond (Ps.2,449,500 and Ps. 2,584,769 as of December 31, 2005 and 2004). The syndicated loan bears interest at a rate of LIBOR BBA (Published by British Bank Association) plus 300 basis points (7.1% and 5.40% as of December 31, 2005 and 2004) and matures in August 2007. As of December 31, 2005 and 2004, the syndicated loan amount used was US $343.7 and US $204.6 million.(Ps. 3,659,831 and Ps. 2,286,658 as of December 31, 2005 and 2004). The El Cajon bond bears interest at an annual 6.5% rate and matures in May 2008. The financing is guaranteed by mainly with the rights of collection of the construction contract.

In March 2004, the Company contracted a derivative that establishes a maximum rate of 3% of the one-month U.S. dollar LIBOR published by the British Bank Association, which differs from LIBOR applicable to the syndicated loan. The operation represents an economic hedge; however, as it does not meet all hedge requirements for accounting purposes, it was classified as a trading hedge. As of December 31, 2005, the notional amount of the derivative was US $102.2 million and covers 100% of the syndicated loan; the fair value of this derivative was US $8.2 million and represents the present estimated value of future cash flows to the Company.

19.	Foreign Currency Balances and Transactions

(a) The monetary position in foreign currencies of the Company’s Mexican subsidiaries are as follows:

	December 31,
	2005			2004
	Foreign Currency	Mexican Peso		Foreign	Mexican Peso
	Balances	Equivalent		Currency Balances	Equivalent
	(Thousands)			(Thousands)

Currency
U.S. dollars:
Assets	$1,082,260	Ps.	11,471,957	$733,527	Ps.	8,167,455
Liabilities	(921,755)		(9,816,687)	(717,868)		(8,011,047)

Position-(long) short	$160,505	Ps.	1,655,270	$15,659	Ps.	156,408

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) The nonmonetary assets purchased in foreign currencies by the Company’s Mexican subsidiaries are as follows:

	December 31,
	2005			2004
	Foreign Currency	Mexican Peso		Foreign Currency	Mexican Peso
	Balances	Equivalent		Balances	Equivalent
	(Thousands			(Thousands
	of U.S. dollars)			of U.S. dollars)

Machinery and equipment	$20,949	Ps.	222,059	$36,376	Ps.	405,028
Inventories	8,410		89,149	715		7,957

(c) Condensed financial information of foreign subsidiaries expressed in thousands of U.S. dollars is as follows:

	December 31,
	2005	2004

Current assets	$184,371	$200,324
Fixed assets	237,543	227,266
Total liabilities	(308,035)	(217,096)

Net assets	$113,879	$210,494

(d) Transactions in thousands of U.S. dollars are as follows:

	Year Ended December 31,
	2005	2004

Exports	$29,614	$9,798
Interest expense	29,535	20,080
Purchases	78,739	147,909

(e) Pertinent exchange rate information at the date of the financial statements is as follows:

	December 31,
	2005				2004
	Buy		Sell		Buy		Sell

U.S. dollar currency exchange
Interbank rate	Ps.	10.60	Ps.	10.65	Ps.	11.13	Ps.	11.16

(f) As of March 20, 2006, the interbank buy and sell exchange rates were Ps. 10.74 and Ps.10.75, respectively.

20.	Income Tax, Asset Tax and Statutory Employee Profit Sharing

(a) Since 1989, ICA has determined income tax and asset tax on a consolidated basis with its subsidiaries.

(b) The income tax provision is determined by considering the unconsolidated portion of minority interest, and equity held by subsidiaries, together with consolidated tax. Consolidated equity considered for income tax purposes is the proportion held by ICA of the voting stock of its subsidiaries, based on the daily average of the year multiplied by the factor of 60% until December 31, 2004 and 100% as of January 1, 2005.

(c) Asset tax is determined based on minority interest plus the related consolidated tax, considering the proportion of ICA’s daily average equity in its subsidiaries over the year.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The provisional income tax and asset tax payments of the holding company and its subsidiaries are determined independently of the tax consolidation regime. The unconsolidated portion of provisional tax payments is directly paid to the Mexican tax authorities, while the consolidated portion is sent to the holding company.

(d) Income tax and statutory employee profit sharing expense are as follows:

	Year Ended December 31,
	2005		2004		2003

Income tax expense:
Current	Ps.	88,991	Ps.	93,486	Ps.	12,830
Deferred		106,253		55,579		56,407
Change in statutory tax rate		45,661		84,670		—
Change in valuation allowance		103,669		276,987		274,959

	Ps.	344,574	Ps.	510,722	Ps.	344,196

	Year Ended December 31,
	2005		2004		2003

Employee statutory profit sharing expense (benefit):
Current	Ps.	80,100	Ps.	59,785	Ps.	(3,477)
Deferred		15,351		(31,890)		6,787

	Ps.	95,451	Ps.	27,895	Ps.	3,310

(e) The corporate income tax rate applicable to the Company was 30% and 33% in 2005 and 2004, respectively. The corporate income tax rate will decrease to 29% in 2006 and 28% in 2007 and thereafter. The effect of the change in the tax rate was recognized in 2004. Reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of net income before provision for 2005, 2004 and 2003 is as follows:

	Year Ended December 31,
	2005	2004	2003
	%	%	%

Statutory rate	30.00	33.00	34.00
Change in valuation allowance on foreign subsidiary net operating	0.58	(32.34)	(4.23)
Difference between (gain) loss from monetary position and inflationary adjustment	9.83	7.26	(7.85)
Inflationary effects	2.55	1.83	(7.93)
Change in statutory tax rate	4.18	16.30	—
Other	(25.07)	18.94	(25.01)

	22.07	44.99	(11.02)
Change in valuation allowance	9.50	53.31	(43.78)

Effective rate	31.57	98.30	(54.80)

(f) In accordance with Mexican tax law, tax losses restated by the NCPI may be carried forward for a period of ten years, from the year after they were generated.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The amount of the Company’s consolidated asset tax credits and consolidated tax loss carryforwards and expiration dates as of December 31, 2005, are as follows:

Asset Tax		Tax Loss		Year of
Credits		Carry Forwards		Expirations

Ps.	282,032	Ps.	—	2007
	435,380		45,293	2009
	392,347		828,770	2010
	318,766		639,562	2011
	216,933		309,064	2012
	186,292		—	2013
	137,391		949,194	2014
	64,474		—	2015

Ps.	2,033,615	Ps.	2,771,883

(g) The main items comprising the asset (liability) balance of deferred income taxes and deferred statutory employee profit sharing at December 31, 2005 and 2004 are as follows:

	December 31,
	2005		2004

Liabilities:
Cost and estimated earnings (losses) in excess of billings on uncompleted contracts and other	Ps.	(1,701,981)	Ps.	(1,614,051)
Inventories		(46,806)		(260,687)
Real estate inventories		(44,010)		(126,502)
Property, plant and equipment		(117,026)		(73,496)
Investment in concessions		(1,201,810)		—

		(3,111,633)		(2,074,736)

Assets:
Accrued expenses and reserves		435,025		474,740
Investment in concessions		—		44,603
Advances from customers		539,082		322,175

		974,107		841,518

Deferred income tax liabilities		(2,137,526)		(1,233,218)
Tax loss carryforwards in consolidated tax reporting		776,127		857,916
Tax loss carryforwards in nonconsolidated tax reporting		2,000,650		1,534,738
Assets tax		122,163		1,853,916

Total net deferred tax asset		761,414		3,013,352
Valuation allowance		(692,045)		(2,297,623)

Net deferred tax asset	Ps.	69,369		715,729
Net statutory employee profit-sharing (in 2005 included in other non-current liabilities)	Ps.	(37,492)		53,766

Total			Ps.	769,495

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2004, a valuation allowance of Ps.692,045 and Ps.2,297,623, respectively, had been recognized. In 2005, consolidated asset tax of Ps. 1,911,451 was applied to the valuation allowance, because it is estimated that the period for recovering such items might expire before being realized. In determining this valuation allowance, the Company’s management considered the trend of historical tax results and the estimate of future income tax; however, if circumstances differ from such estimates, the valuation allowance could be modified.

(h) The balances of stockholders’ equity tax accounts at December 31, 2005 and 2004 are as follows:

	December 31,
	2005		2004

Contributed capital account	Ps.	17,289,023	Ps.	15,445,249
Net consolidated tax profit account		8,936,693		9,105,913

Total	Ps.	26,225,716	Ps.	24,551,162

21.	Commitments and Contingencies

(a) At December 31, 2005 certain subsidiary companies are party to lawsuits incidental to their business, which the Company’s management believes will be resolved in favor of the Company or with an insignificant effect on financial position, results of operations and cash flows of the Company.

(b) In January 2000, ICA presented an arbitration demand against the Institute for Urban Development of the Capital District of Bogota, Colombia (“IDU” for its initials in Spanish), in which ICA clamed payment of works executed, additional costs and the termination and liquidation of the public works contract for the refurbishment of the Malla Vial street network in Bogota (the “Contract”), for contract breach by the IDU and because an economic disequilibria established in the Contract had occurred. In April 2002, the Arbitration Tribunal issued the award (the “Arbitration Award”) finalizing the process and ordering compensation for the claims by the parties. This Arbitration Award resulted in a net balance of US $2.2 million in favor of the IDU and set forth the criteria for the termination of the Contract.

After the issuance of the Arbitration Award, and prior to it being executed, both the IDU and ICA made further formal reciprocal claims. The IDU brought a claim for liquidated damages for breach in the amount of approximately US $4.7 million and made a claim against the bonding company for the return of the advance payment that had not yet been applied. ICA not only challenged these new claims by the IDU, but also demanded indemnification in the amount of US $8.7 million as well as damages caused by the inability to execute public works in Colombia, payment due for various works executed, and interest and other expenses that were not included in the arbitration totaling US $9.1 million. In December 2004 an administrative tribunal decreed the inclusion of all the causes of action initiated by ICA into one case. In relation with the IDU claim for purposes to make effective the indemnification , in February 2006 the Arbitration Award denied the nulity incident presented by the bonding company.

In September 2004, the IDU sought the judicial recognition of the Arbitration Award before a Judge in Mexico City, seeking to enforce payment of the award as well as interest of US $2.2 million, costs and expenses. ICA responded to the filing by objecting to the recognition of the Arbitration Award on the grounds that the arbitration procedure did not follow due process. As of the date of these financial statements, ICA has filed a constitutional claim (amparo) alleging lack of legal capacity by the IDU. The judicial action for the recognition of the Arbitration Award is suspended while the amparo is being resolved.

(c) Nitrógeno de Cantarell — In December 2003, Compañía de Nitrógeno de Cantarell, S.A. de C.V. (“CNC”) initiated an arbitration proceeding against the joint venture formed between ICAFD and Linde AG in connection with the construction of the Cantarell nitrogen plant. CNC’s claim was made directly against the joint venture members, as well as their respective parent companies, ICA, Fluor Corporation and Linde L.P.M., as guarantors for the joint venture.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The consortium filed a counterclaim against CNC. On July 27, 2005, the parties executed a transaction agreement that settled all mutual claims, ended the arbitration process, as well as resulted in the total release and waiver of any claims derived from past, present or future events. The cost to the company, related to this transaction agreement was not significant.

(d) The following contingencies exist in GACN — There is a lawsuit filed against the Aeropuerto de Ciudad Juárez, S.A. de C.V., challenging the assertion of the ownership of the land occupied by the airport, and, if change in ownership is not possible, seeking the payment of compensation for damages and lost profits. Payment sought is for a total of US $120 million. At the date of these financial statements, a verdict has been issued whereby this lawsuit has been resolved and which instructs the airport to return the land, consequently, declaring the payment claim as invalid. However, the contingency remains in effect because an amparo lawsuit was filed by each party, on which the respective verdict has yet to be issued. If the verdict goes against the airport, it is believed that the adverse effects will be absorbed by the Mexican Federal Government, as established in the airport concession title.

Administrative law enforcement proceedings are currently underway against Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Ciudad Juárez, S.A. de C.V. and Aeropuerto de Zihuatanejo, S.A. de C.V., to settle tax liabilities for real estate property tax in the amounts of Ps.15,975, Ps.112,978 and Ps.10,029, respectively. At the date of this report, these lawsuits are still pending. In the case of the Aeropuerto de Chihuahua, S.A. de C.V., on February 20, 2006, a verdict was announced declaring the aforementioned liability as invalid, subject to such verdict becoming final and conclusive.

(e) Performance guarantees — In the normal course of business, the Company is required to secure construction obligations, mainly related to the completion of construction contracts or the quality of its work, by granting letters of credit or bonds. At December 31, 2005, the Company had granted such letters of credit and bonds to its customers for Ps.1,310,091 and US $710.5 million, respectively, with a bonded amount of Ps.1,310,091 and US $710.5 million, respectively. In addition, the Company entered into a letter of credit of US $51.5 million related to the construction and financing contract of the El Cajón hydroelectric plant. These amounts will decrease over time as the Company completes the projects and as the projects are accepted by customers.

Certain affiliated companies which are engaged in the operation of municipal services and construction projects have requirements to guarantee their obligations and responsibilities under certain concession arrangements and construction contracts, for which bonds in the amount of US $134.4 million and US $134.4 million, have been entered into.

(f) Leasing agreements — ICAFD has entered into a lease agreement for machinery and equipment, tools and related maintenance service for a 10-year period, which began in October 1998. The lease expense, which is calculated based on the usage of the machinery and equipment was Ps. 37,667, Ps. 34,151 and Ps. 38,712, for 2005, 2004 and 2003, respectively. Such lease agreements do not stipulate a minimum usage requirement. In addition, beginning in 2002, ICAFD began leasing office space under a 15-year operating lease. Such lease agreement stipulates annual lease revenues of approximately US $1.8 million.

22.	Stockholders’ Equity

(a) At December 31, 2005, the authorized common stock of the Company is Ps.5,711,947 with a single class of common stock without par value, comprised of the following:

	Shares	Amount

Subscribed and paid shares	402,657,260	Ps.	5,628,294
Shares held in treasury	12,615,585		83,653

	415,272,845	Ps.	5,711,947

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The resolutions made at the Stockholders’ Extraordinary General Meeting of July 14, 2005, approved (i) an amendment to the Company’s corporate bylaws to establish that, at the Ordinary General Meeting held at each year-end close, the financial information of the fiscal year in question be approved, (ii) the Board of Directors must indicate the number of shares representing minimum fixed capital at the end of the business year. The Board of Directors proposed a decrease in the number of shares representing the Company’s minimum fixed capital from 47,084,366 to 34,390,991 which was approved by the shareholders. The result of the new average theoretical value derived from the consolidation regime was Ps.13.9778777566 for each subscribed and paid-in share. Consequently, the Company’s minimum fixed capital of Ps.480,713 is represented by 34,390,991 shares. Variable capital is unlimited.

(b) At the Stockholders’ Extraordinary General Meeting of July 14, 2005, the stockholders made the following resolutions: i) increase the Company’s variable capital by an amount equal to US $230 million, while issuing up to 189,453,426 unsubscribed shares for placement on stock markets in Mexico and abroad; ii) the stockholders’ waiver of their right of first refusal to subscribe the new shares representing the capital increase was accepted, thus enabling the latter to be issued according to the preceding resolution; iii) a primary public offering of shares representing the approved capital increase.

At the Board of Directors’ meeting on November 7, 2005, different measures to ensure compliance with the resolutions taken by the Stockholders’ Extraordinary General Meeting of July 14, 2005, including the reduction of the total number of outstanding shares, without reducing overall common stock, by issuing one new share for every six shares outstanding, were approved. On December 13, 2005, the respective capital structure adjustments were recognized in the Company’s accounting records, through the following successive actions: (i) the cancellation of the 98,830,934 remaining from the public offering; (ii) the transfer of 166 treasury shares designated for the Option Plan to the Shares Plan to enable Company officers and employees to acquire shares, based on the options established for each beneficiary that were not included in the unsubscribed share exchange process; (iii) the adjustment of shares outstanding to 402,657,299 shares, representing authorized common stock, to replace every six outstanding shares with one new share; (iv) the subsequent cancellation and payment of 39 remaining outstanding shares for the amount of Ps 24.48 per share (value quoted on the stock market at the close of transactions on December 9, 2005), with a charge to the share buyback reserve.

(c) At the Stockholders’ Ordinary General Meeting of November 17, 2003, took the following resolutions were approved: (i) increase variable capital by Ps.2,486,246, represented by 207,187,144 shares at no par value; (ii) the cancellation of 11,956,101 shares deposited with the Company’s treasury that have not been subscribed and paid-in; and (iii) the issuance 13,869,676 shares at no par value to comply with the following commitments:

i. 8,717,919 shares set aside for the convertible subordinated debentures;

ii. 2,060,703 shares were set aside for the performance bonus plan; and

iii. 3,091,054 shares were set aside for the stock option plan.

Of the total resources from the capital increase of Ps.2,486,246 (par value), Ps. 2,120,916 (par value) was obtained as of December 31, 2003, with the remainder of Ps.365,330 (par value) obtained on January 9, 2004. Of the increase in treasury stock described above, as of December 31, 2003, 61,636 shares were subscribed for Ps.1,387 (par value), including Ps.981(par value) for share subscription premium.

(d) At the Ordinary General Stockholders, meeting held on April 16, 2004, the stockholders agreed to assign the 8,717,919 shares set aside for the convertible subordinated debenture to meet commitments under the Company’s employee stock option plan. The number of assigned shares held in treasury to meet the Company’s obligation under the employee bonus plan to 9,647,899.

(e) At the Ordinary General Stockholders’ meetings held on April 21, 2005, April 16, 2004 and April 19, 2003, the stockholders approved the results of operations for the years ended December 31, 2004, 2003 and 2002, respectively.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(f) At the Ordinary General Stockholders’ meeting of March 31, 2000, the stockholders agreed to establish an employee stock option plan. 2,570,000 shares acquired under the Company’s stock repurchase plan were cancelled by reducing authorized variable capital by a nominal amount of Ps.17,041. Also, the shareholders agreed to cancel 21,340,513 shares issued in March 1992 by reducing variable capital by a nominal amount of Ps.141,508 and by declaring a variable capital increase of 5% of the total outstanding shares (5,151,757 shares representing an amount of Ps.37,218). This was done with the purpose of having a sufficient number of shares for the following two years, both for the purchase of shares under the new option plan and for the performance bonus plan approved in 1992, designed exclusively for ICA’s management. Both plans were approved under the Mexican Securities Market Law.

Based on the announcement made in the Diario Oficial de la Federación (Official Daily Gazette) on April 7, 2000, shares were offered to stockholders pursuant to the exercise of their pre-emptive rights for a term of 15 days, ending April 22, 2000, at a quoted market price of Ps.22.50 per share (price as of March 31, 2000).

Unsubscribed shares will be maintained in treasury. In the event shares are partially or totally subscribed by the stockholders, the Meeting authorized an additional amount of 5% in order to have sufficient shares, both for the options plan and for the shares plan mentioned above.

Under the option plan, ICA’s employees are able to acquire the shares in treasury at the quoted market price of the day before the grant date, which may not be lower than Ps.22.50 per share. The term for exercising the option will be 7 years. Shares obtained through options may only be sold in Mexico through the Mexican Stock Exchange, by following the Mexican Law provisions related to confidential information.

The maximum annual amount of options for the purchase of shares that may be granted may not exceed 1.5% of the total amount of outstanding shares at December 31 of the previous year.

The option plan will be effective for ten years and the Board of Directors may modify or suspend it, depending on market conditions.

At the Ordinary General Stockholders’ meeting held on April 16, 2004, the stockholders approved a resolution amending the Company’s employee stock option plan. The resolution terminated the issuance of future options under the plan and amended past grants to lower the exercise price on all grants to Ps. 22.50 per share. Consequently, 4,160,307 shares held the Company’s treasury were designated for subscription under the employee stock option plan. There were no grants or forfeitures of stock options during 2005 and 2004. During 2005, 1,192,455 shares were exercised, plus 166 shares transferred from the option to the shares plan. At December 31, 2005, the number of shares held in treasury for the option plan is 2,967,686 shares.

(g) Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. In 2005, the ISR rate was 30%, it will decrease subsequently one percentage point each year, until reaching 28% in 2007. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(h) At December 31, 2005 and 2004, stockholders’ majority equity at historical and restated values was as follows:

	2005
	Historical		Restatement		Total

Common stock	Ps.	5,628,294	Ps.	167,479	Ps.	5,795,773
Additional paid-in capital		1,509,701		89,961		1,599,662
Reserve for repurchase of shares		634,230		—		634,230
Retained earnings		656,980		(20,988)		635,992
Insufficiency from restatement of capital		—		(147,057)		(147,057)

	Ps.	8,429,205	Ps.	89,395	Ps.	8,518,600

	2004
	Historical		Restatement		Total

Common stock	Ps.	3,173,580	Ps.	1,103,805	Ps.	4,277,385
Additional paid-in capital		1,484,582		3,298,618		4,783,200
Reserve for repurchase of shares		1,433,229		—		1,433,229
Retained earnings (accumulated deficit)		(5,713,179)		1,164,385		(4,548,794)
Insufficiency from restatement of capital		—		(403,796)		(403,796)

	Ps.	378,212	Ps.	5,163,012	Ps.	5,541,224

23.	Minority Interest in Consolidated Subsidiaries

Minority interest consists of the following:

	December 31,
	2005		2004

Common stock	Ps.	3,470,874	Ps.	753,603
Retained earnings (accumulated deficit)		755,076		(217,323)
Excess (insufficiency) from restatement of capital		84,617		(39,106)

	Ps.	4,310,567	Ps.	497,174

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	Other (Income) Expense, Net

Other (income)expense, net, consists of the following:

	Year Ended December 31,
	2005		2004		2003

Severance costs	Ps.	—	Ps.	31,953	Ps.	49,498
Provision for pension plan settlement (see Note 26)		—		—		126,535
(Gain) loss on purchase and sale of investments in shares		(78,845)		(70,222)		94,209
Loss on sale of property, plant and equipment		8,053		4,250		32,202
Gain from sale of claims rights		(53,341)		—		—
Allowance for (reversal of) impairment, net (Note 12)		—		54,582		(20,060)
Other		(24,742)		(4,693)		2,708

	Ps.	(148,875)	Ps.	15,870	Ps.	285,092

Severance costs are a result of the Company’s reduction in the number of its employees.

25.	Related Party Transactions

Transactions with related parties, carried out in the ordinary course of business, were as follows:

	Year Ended December 31,
	2005		2004		2003

Construction revenues(1)	Ps.	10,052	Ps.	—	Ps.	13,270
Services rendered(2)		6,943		66,283		38,942
Royalties(3)		96,903		57,818		60,382
General and administrative expenses(6)		34,674		154,020		92,567
Interest income(4)		9,168		12,410		11,011
Equipment leasing expense(5)		37,667		34,151		38,712
Sale of investments in shares and receivables(7)		203,182		—		274,611
Revenues from leasing equipment(8)		14,465		—		—

(1)	During 2005, represents work performed by ICAFD for Fluor Daniel México, S.A. in the amount of Ps.10,052. In 2003, an amount was billed to Holding Dicomex, S.A. de C.V., an associated company, for the construction of the Arcos Bosques building in Mexico City.

(2)	In 2005, this amount primarily consists of services rendered to Geoicasa for the amount of Ps.3,652 and to Fundación ICA of Ps.3,189. The 2004 amount consists of Ps.22,941 for technical services provided to Fluor Co. and Ps.27,117 for services rendered to the associated company CIMA. Finally, the 2003 figure mainly consists of Ps.21,039 for services rendered to CIMA.

(3)	Royalties consist of amounts paid for using the trademark Fluor Daniel Mexico, an affiliate of Fluor Corporation.

(4)	For the years ended December 31, 2005 and 2004, includes Ps.9,168 and Ps.12,305 of interest income related to loans granted to Fluor Corporation. For the year ended December 31, 2003, primarily relates to interest income earned on loans due from SETA, an affiliate of the Company, for Ps.5,789.

(5)	Leasing costs for machinery leased from Ameco Services, S.de R.L. de C.V., an affiliate of Fluor Corporation.

(6)	Primarily relates to administrative services from related parties of Fluor Corporation.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(7)	December of 2005, as part of the acquisition of the shares of GACN mentioned in Note 1, the Company exercised the option to buy from CEAJ (related party) its 60% participation in Aeroinvest (CEAJ which thus has a 22.35% indirect interest in SETA) in the amount of Ps.203,182 (US $19.3 million) generating a gain of Ps.62,279 that is presented within other income in the 2005 statement of operations (see Note 24). In 2003, the value of Ps.274,611 (US $24.1 million) corresponds to the sale of 60% to Aeroinvest, accounts receivable and the investment in shares of SETA, whose selling price was determined based on a valuation performed by a financial institution, incurring in a loss of Ps.67,938 that is presented within other expenses in the 2003 statement of operations (see Notes 13 and 24).

(8)	Rental of machinery to Cotrisa, a related party of Ingenieros Civiles Asociados, S.A.

26.	Postretirement Benefits

Costs for seniority premiums and the pension plan were Ps.911, Ps.1,324 and Ps.29,590 for the years ended December 31, 2005, 2004 and 2003, respectively. According to Bulletin D-3, as of January 1, 2005, the periodic cost for severance payments made at the end of the work relationship was Ps.23,416. The net projected liability for these concepts at December 31, 2005 and 2004 is Ps.150,615 (includes Ps. 22,321 related to the airports acquired upon the acquisition of GACN) and Ps.5,000, respectively. The plan assets to cover retirement benefits at December 31, 2005 and 2004 are Ps.5,319 and Ps.5,055, respectively. Other disclosures required by Bulletin D-3 are not significant. These liabilities are included within long-term liabilities in the accompanying balance sheets.

The pension plan established by the Company for its officers is comprised of a defined benefit at retirement equal to the compensation established by the Federal Labor Law, plus a defined contribution made by the Company based on each officer’s seniority. As part of the measures implemented by the Company to create a new organizational structure, in 2003 a curtailment of the plan was approved by the Company in an effort to reduce officers’ overall compensation; accordingly, the number of officers participating in the pension plan was significantly reduced. During the last quarter of 2003, a provision of Ps.126,535 was recorded in other expense to cover payments to officers who no longer participate in the pension plan.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27.	Business Segment Data

For management purposes, the Company is organized into six major operating divisions, which are: civil construction, industrial construction, CPC-Rodio, real estate and housing development, infrastructure operations and corporate and other. The divisions are the basis on which the Company reports its primary segment information. Operating segment information is presented based on the management approach required by Bulletin B-5 “Financial Information by Segment” issued by the IMCP effective in April 2003. The principal products for each of the operating segments are summarized below:

Operating Segment	Principal Products

Construction:
Civil construction	Heavy construction projects such as highways, bridges, tunnels and dams, urban and housing construction, including transportation construction such as subway systems, shopping centers and automobile parking facilities
Industrial construction	Industrial construction such as energy generating and petrochemical plants
Rodio — Kronsa	Hydraulic construction projects, building, transportation and environmental infrastructure and geotecnia
Housing development	Development, trading, ownership, sale, assistance, operation and administration of housing development
Infrastructure operations	Operation and maintenance of concessioned airports, highways, bridges and tunnels, water supply systems, waste treatment and automobile parking facilities
Corporate and other	Corporate services and operation of grain storage and distribution

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of certain segment information is as follows:

	Construction								Housing		Infrastructure		Corporate		Total		Intersegment		Total
	Civil		Industrial		Rodio-Kronsa		Subtotal		Development		Operations (IO)		and Other		Segments		Eliminations		Consolidated

2005:
External revenues	Ps.	7,043,606	Ps.	7,552,126	Ps.	2,331,395	Ps.	16,927,127	Ps.	1,088,153	Ps.	373,933	Ps.	83,899	Ps.	18,473,112	Ps.	(68,214)	Ps.	18,404,898
Intersegment revenues		2,250,857		452,046		24,659		2,727,562		397,990		72,158		315,654		3,513,364		68,214		3,581,578
Operating (loss) income		446,370		494,268		62,930		1,003,568		91,569		50,340		(61,804)		1,083,673		(28,696)		1,054,977
Financing cost (income)		(72,526)		(99,090)		7,224		(164,392)		73,693		191,624		35,163		136,088		(23,798)		112,290
Income tax expense (benefit)		165,110		120,983		31,315		317,408		522		37,535		(34,690)		320,775		23,799		344,574
Statutory employee profit sharing expense		56,299		38,155		—		94,454		412		431		154		95,451		—		95,451
Share in operations of affiliated companies		37,770		—		3,914		41,684		2,639		45,095		8,332		97,750		—		97,750
Segment assets		12,079,323		3,645,902		1,867,673		17,592,898		1,084,412		12,586,035		9,988,640		41,251,985		(10,280,964)		30,971,021
Investments in affiliated companies		91,193		—		16,762		107,955		36,298		110,290		7,965,402		8,219,945		(7,858,314)		361,631
Segment liabilities(1)		3,273,164		2,521,580		1,159,384		6,954,128		148,643		957,019		1,283,953		9,343,743		(1,938,747)		7,404,996
Capital expenditures(2)		173,375		147,731		96,193		417,299		24,297		534,105		19,039		994,740		—		994,740
Depreciation and amortization		402,585		111,113		70,871		584,569		30,598		106,443		8,745		730,355		—		730,355
2004:
External revenues	Ps.	4,559,720	Ps.	4,611,422	Ps.	2,434,557	Ps.	11,605,699	Ps.	903,064	Ps.	398,332	Ps.	218,345	Ps.	13,125,440	Ps.	(7,367)	Ps.	13,118,073
Intersegment revenues		2,313,598		642,774		12,739		2,969,111		434,816		82,817		285,580		3,772,324		7,367		3,779,691
Operating (loss) income		277,881		39,914		88,602		406,397		84,094		50,258		(20,153)		520,596		2,374		522,970
Financing cost (income)		42,507		(53,160)		19,893		9,240		(111)		(42,088)		20,499		(12,460)		—		(12,460)
Income tax expense (benefit)		99,385		28,360		26,943		154,688		(3,087)		21,410		337,711		510,722		—		510,722
Statutory employee profit sharing expense		27,686		120		—		27,806		—		89		—		27,895		—		27,895
Share in operations of affiliated companies		142,977		—		(19,573)		123,404		(1,707)		27,477		25,897		175,071		—		175,071
Segment assets		8,049,774		4,735,666		2,090,809		14,876,249		1,042,229		4,973,276		9,461,979		30,353,733		(9,581,197)		20,772,536
Investments in affiliated companies		268,686		—		35,664		304,350		5,317		529,621		6,882,397		7,721,685		(6,708,987)		1,012,698
Segment liabilities(1)		1,904,757		2,867,692		1,400,601		6,173,050		130,263		268,218		2,508,420		9,079,951		(2,530,327)		6,549,624
Capital expenditures(2)		746,564		165,962		120,250		1,032,776		6,993		27,127		1,143		1,068,039		—		1,068,039
Depreciation and amortization		639,176		41,682		68,626		749,484		3,265		141,155		29,780		923,684		—		923,684

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Construction								Housing		Infrastructure		Corporate		Total		Intersegment		Total
	Civil		Industrial		Rodio-Kronsa		Subtotal		Development		Operations (IO)		and Other		Segments		Eliminations		Consolidated

2003:
External revenues	Ps.	2,226,194	Ps.	4,214,940	Ps.	2,048,787	Ps.	8,489,921	Ps.	651,189	Ps.	510,256	Ps.	266,152	Ps.	9,917,518	Ps.	—	Ps.	9,917,518
Intersegment revenues		96,981		—		—		96,981		—		7,149		167,085		271,215		(271,215)		—
Operating (loss) income		(1,487)		(101,959)		81,286		(22,160)		15,287		50,793		(1,213)		42,707		—		42,707
Financing cost (income)		57,220		(63,620)		14,557		8,157		3,549		86,037		287,920		385,663		—		385,663
Income tax expense (benefit)		800		6,237		25,888		32,925		(346)		30,269		281,348		344,196		—		344,196
Statutory employee profit sharing		419		1,887		—		2,306		—		819		185		3,310		—		3,310
Share in operations of affiliated companies		(65,503)		—		(6,842)		(72,345)		835		(89,243)		(12,559)		(173,312)		—		(173,312)
Segment assets		3,187,739		3,185,602		1,657,759		8,031,100		900,960		5,149,931		4,534,023		18,616,014		(2,089,668)		16,526,346
Investments in affiliated companies		46,219		—		40,643		86,862		327		525,426		193,371		805,986		—		805,986
Segment liabilities(1)		1,473,732		2,102,679		918,480		4,494,891		141,035		314,537		2,742,781		7,693,244		(2,367,863)		5,325,381
Capital expenditures(2)		471,981		59,749		25,025		556,755		10,474		33,634		43,063		643,926		—		643,926
Depreciation and amortization		267,305		15,910		41,090		324,305		309		188,170		59,658		572,442		—		572,442

(1)	Segment liabilities include only the operating liabilities attributable to each segment.

(2)	Capital expenditures include purchases of property, plant and equipment, investments in concessions and other assets.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s principal consolidated net revenues are from construction contracts with various Mexican public and private sector entities, as well as foreign public and private sector entities, summarized as follows:

	Year Ended December 31,
	2005		2004		2003

National:
a. Public sector
Petróleos Mexicanos	Ps.	4,625,185	Ps.	2,331,830	Ps.	2,469,651
Comisión Federal de Electricidad		4,117,175		3,069,214		922,991
Secretaría de Comunicaciones y Transportes		101,089		112,635		501,946
Aeropuertos y Servicios Auxiliares		520,000		176,301		—
Instituto Mexicano del Seguro Social		200,470		—		—
Poder Judicial de la Federación		187,663		—		—
Comité Administrador del Programa Federal de Construccion de Escuelas		114,547		—		—
Comisión Nacional del Agua		66,461		—		—
Mexican State Governments		281,638		107,925		91,515
Departamento del Distrito Federal		—		260,431		137,691
b. Private sector
Sempra Energy		—		—		222,955
Terminal de Ling-Shell		1,125,063		319,437		—
Tanque Terminal Ling		204,915		214,344		—
Indelpro, S.A. de C.V.		39,749		—		—
F. Aut. y Puentes del Golfo		932,288		—		—
Iberdrola, Altamira III y IV		1,317,269		474,319		1,080,817
Iberdrola, La Laguna		33,096		1,109,517		—
Aeropuerto de la Ciudad de México		51,965		—		—
Aeropuerto de Monterrey		23,643		—		—
Hotel Moon		196,144		—		—
Basf Mexicana, S.A. de C.V.		—		5,323		129,612

	Year Ended December 31,
	2005		2004		2003

Foreign:
Public and private sector
Spain	Ps.	2,311,169	Ps.	2,433,958	Ps.	2,001,713
Puerto Rico		256		1,803		84,916
Colombia		41,483		27,323		23,080
Guatemala		—		—		5,645
Argentina		22,994		599		47,075
Dominican Republic		—		—		212,110

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The five Company’s segments operate in four principal geographical areas in the world: Mexico, its home country, Spain, United States and Latin America. The Company’s operations by geographic area were as follows:

			Foreign
					United		Latin				Intersegment
	Mexico		Spain		States		America		Sub-Total		Eliminations		Total

2005:
Revenues:
Construction	Ps.	14,553,993	Ps.	2,308,401	Ps.	256	Ps.	64,477	Ps.	16,927,127	Ps.	—	Ps.	16,927,127
Housing development		1,088,153		—		—		—		1,088,153		—		1,088,153
RE and IO		158,469		—		—		215,464		373,933		—		373,933
Other		83,899		—		—		—		83,899		(68,214)		15,685

Total revenues		15,884,514		2,308,401		256		279,941		18,473,112		(68,214)		18,404,898
Capital expenditures		808,599		96,193		286		89,662		994,740		—		994,740
Fixed assets		2,150,833		422,429		—		3,899		2,577,161		(29,244)		2,547,917
Total assets		35,463,598		1,785,619		994,851		3,007,917		41,251,985		(10,280,964)		30,971,021
2004:
Revenues:
Construction	Ps.	9,142,016	Ps.	2,433,958	Ps.	4,417	Ps.	25,308	Ps.	11,605,699	Ps.	—	Ps.	11,605,699
Housing development		903,064		—		—		—		903,064		—		903,064
RE and IO		164,925		—		—		233,406		398,331		—		398,331
Other		218,346		—		—		—		218,346		(7,367)		210,979

Total revenues		10,428,351		2,433,958		4,417		258,714		13,125,440		(7,367)		13,118,073
Capital expenditures		947,562		120,108		234		135		1,068,039		—		1,068,039
Fixed assets		722,851		460,815		—		5,576		1,189,242		—		1,189,242
Total assets		23,268,859		1,993,574		2,072,800		2,927,469		30,262,702		(9,490,166)		20,772,536
2003:
Revenues:
Construction	Ps.	6,217,797	Ps.	2,001,713	Ps.	84,916	Ps.	282,477	Ps.	8,586,903	Ps.	(96,982)	Ps.	8,489,921
Housing development		651,189		—		—		—		651,189		—		651,189
RE and IO		245,011		—		—		272,395		517,406		(7,150)		510,256
Other		433,236		—		—		—		433,236		(167,084)		266,152

Total revenues		7,547,233		2,001,713		84,916		554,872		10,188,734		(271,216)		9,917,518
Capital expenditures		616,159		23,062		611		4,185		644,017		—		644,017
Fixed assets		952,075		394,853		—		22,756		1,369,684		—		1,369,684
Total assets		13,685,818		1,610,300		47,240		3,272,656		18,616,014		(2,089,669)		16,526,345

28.	Differences Between Accounting Principles Generally Accepted in Mexico and the United States of America

The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The following reconciliations to U.S. GAAP do not include the reversal of the adjustments required under Bulletin B-10, except as discussed in Note 28(d). The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting. Bulletin B-10 also requires the restatement of all financial statements to pesos as of the date of the most recent balance sheet presented.

As permitted under Bulletin A-8, “Supplemental Application of International Accounting Standards”, the Company has applied certain aspects of U.S. GAAP in the preparation of its Mexican GAAP financial statements

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

where specific accounting guidance under Mexican GAAP and International Financial Reporting Standards does not exist.

The principal differences, other than inflation accounting, between Mexican GAAP and U.S. GAAP and their effects on net income (loss) and total stockholders’ equity are presented below with an explanation of such adjustments:

	(Convenience	Years Ended December 31,
	Translation)			2004				2003
	Year Ended					As					As
Reconciliation of Net Income (Loss)	December 31,			As		Previously		As			Previously
of Majority Interest	2005	2005		Restated		Reported		Restated			Reported
	Millions of
	U.S. dollars

Net income (loss) of majority interest reported under Mexican GAAP	$47	Ps.	501,725	Ps.	92,855	Ps.	92,855	Ps.	(1,110,017)	Ps.	(1,110,017)
U.S. GAAP adjustments for:
B-15 effect			—		2,948		2,948		(52,373)		(52,373)
Deferred income taxes	5		48,391		(3,794)		(3,794)		41,158		41,158
Capitalization of financing costs	—		1,534		66,928		66,928		36,495		36,495
Restatement for inflation on foreign sourced fixed assets	—		(4,305)		(14,754)		(14,754)		(30,575)		(30,575)
Accrual for severance payments	1		5,573		(18,536)		—		(19,804)		—
Compensation cost on stock option plan	—		(1,745)		(2,332)		(2,332)		—		—
Impairment reversal	1		5,455		(163,450)		(163,450)		(21,006)		(21,006)
Reversal of compensation cost recognized in Mexican GAAP upon exercise of option	—		3,935		—		—		—		—
Fair value of interest rate cap	(6)		(59,828)		59,828		59,828		—		—
Minority interest applicable to above adjustments	(4)		(37,370)		(170)		(170)		(3,728)		(3,728)

Net income (loss) under U.S. GAAP	$44	Ps.	463,365	Ps.	19,523	Ps.	38,059	Ps.	(1,159,850)	Ps.	(1,140,046)

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		As of December 31,
	(Convenience			2004				2003
	Translation)					As				As
	December 31,			As		Previously		As		Previously
Reconciliation of Stockholders’ Equity	2005	2005		Restated		Reported		Restated		Reported
	Millions of
	U.S. dollars

Total stockholders’ equity reported under Mexican GAAP	$1,207	Ps.	12,829,167	Ps.	6,038,397	Ps.	6,038,397	Ps.	5,533,387	Ps.	5,533,387
B-15 effect					191,734		191,734		261,080		261,080
Less minority interest in consolidated subsidiaries included as stockholders’ equity under Mexican GAAP	(406)		(4,310,567)		(512,960)		(512,960)		(457,629)		(457,629)

	801		8,518,600		5,717,171		5,717,171		5,336,838		5,336,838
U.S. GAAP adjustments for:
Effect on retained earnings from:
Deferred income taxes	(190)		(2,017,211)		(2,065,602)		(2,065,602)		(2,061,808)		(2,061,808)
Deferred statutory employee profit-sharing	(21)		(223,764)		(223,764)		(223,764)		(223,764)		(223,764)
Restatement for inflation on foreign sourced fixed assets	(20)		(216,836)		(212,531)		(212,531)		(197,777)		(197,777)
Capitalization of financing costs	(5)		(51,461)		(52,995)		(52,995)		(119,923)		(119,923)
Accrual for severance payments	(7)		(77,165)		(82,738)		—		(64,202)		—
Gain on sale of foreign subsidiaries	24		250,774		250,774		250,774		250,774		250,774
Fair value of interest rate cap			—		59,828		59,828
Impairment reversal	(17)		(179,001)		(184,456)		(184,456)		(21,006)		(21,006)
Reversal of compensation cost recognized in Mexican GAAP upon exercise of option	—		3,935		—		—		—		—
Compensation cost on stock option plan	—		(1,745)		—		—		—		—
Effect on insufficiency from restatement of capital related to:
Deferred income taxes	148		1,571,690		1,602,450		1,602,450		1,591,834		1,591,834
Deferred statutory employee profit sharing	7		78,572		78,572		78,572		78,572		78,572
Restatement of foreign sourced fixed assets	20		210,792		210,792		210,792		210,792		210,792
Gain on sale of foreign subsidiaries	(24)		(250,774)		(250,774)		(250,774)		(250,774)		(250,774)
Adjustment for excess of additional minimum liability	2		15,995
Cumulative effect for D-4 adoption	47		502,556		502,556		502,556		502,556		502,556
Minority interest applicable to above adjustments	15		155,366		192,734		192,734		192,905		192,903

Stockholders’ equity under U.S. GAAP	$780	Ps.	8,290,323	Ps.	5,542,017	Ps.	5,624,755	Ps.	5,225,017	Ps.	5,289,217

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of changes in stockholders’ equity after giving effect to the U.S. GAAP adjustments described above is as follows:

			Additional		Reserve for				Cumulative		Total
	Common		Paid-in		Repurchase		Accumulated		Comprehensive		Stockholders’
	Stock		Capital		of Shares		Deficit		Income		Equity

Balance at January 1, 2003 as previously reported	Ps.	1,713,060	Ps.	5,045,273	Ps.	2,200,422	Ps.	(5,552,446)	Ps.	698,879	Ps.	4,105,188
Accrual for severance payments		—		—		—		(44,399)		—		(44,399)
Balance at January 1, 2003 as restated	Ps.	1,713,060	Ps.	5,045,273	Ps.	2,200,422	Ps.	(5,596,845)	Ps.	698,879	Ps.	4,060,789
Issuance of common stock		2,305,725		(106,357)		—		—		—		2,199,368
Gain due to holding nonmonetary assets		—		—		—		—		124,711		124,711
Net loss		—		—		—		(1,159,851)		—		(1,159,851)

Balance at December 31, 2003		4,018,785		4,938,916		2,200,422		(6,756,696)		823,590		5,225,017
Issuance of common stock		394,419		(3,765)		—		—		—		390,654
Loss due to holding nonmonetary assets Translation of foreign		—		—		—		—		(95,509)		(95,509)
Net income		—		—		—		19,523		—		19,523
Compensation cost in stock option plan		—		2,332		—		—		—		2,332

Balance at December 31, 2004		4,413,204		4,937,483		2,200,422		(6,737,173)		728,081		5,542,017
Application of losses from prior years		(1,120,606)		(3,361,060)		(798,999)		4,868,947		411,718		—
Issuance of common stock		2,503,177		25,644		—		(86,959)		—		2,441,862
Loss due to holding nonmonetary assets		—		—		—		—		(172,916)		(172,916)
Net Income		—		—		—		463,365		—		463,365
Effect on insufficiency from restatement of capital related to:
Adjustment for excess of additional minimum liability		—		—		—		—		15,995		15,995

Balance at December 31, 2005	Ps.	5,795,775	Ps.	1,602,067	Ps.	1,401,423	Ps.	(1,491,8120	Ps.	982,878	Ps.	8,290,323

(a)	Proportionate gross consolidation method

As mentioned in Note 2.c, the Company fully consolidates ICAFD under Mexican GAAP as the Company exercises control over such entity, as defined by Mexican GAAP Bulletin B-8, “Consolidated and Combined Financial Statements and Valuation of Long-Term Investments in Shares.”

However, subsequent to the issuance of the Company’s 2004 consolidated financial statements, for purposes of U.S. GAAP, management determined that the Fluor Corporation, owner of the remaining 49% of ICAFD’s equity, has substantive participating rights over ICAFD, as defined by Emerging Issues Task Force Issue (“EITF”) 96-16, “Investor’s Accounting for an Investee when the Investor owns a Majority of the Voting Stock by the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” as mentioned: (i) selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures and (ii) establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business. Because of these substantive participating rights of the Fluor Corporation, the Company does not exercise unilateral control of ICAFD and is unable to consolidate ICAFD for U.S. GAAP purposes.

Accordingly, given that the Company is in the construction industry, it applies the proportionate gross consolidation method to its investment in ICAFD for purposes of U.S. GAAP as permitted by EITF 00-1,“Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Ventures” (EITF 00-1). Under this method, the Company proportionately recognizes its 50% share of the revenues, costs and expenses in ICAFD in the consolidated statements of income as well as its 50% share of the assets and liabilities of ICAFD in the consolidated balance sheets, which reflects the percentage of ownership of the outstanding voting stock. Up to December 31, 2004 this investment had been consolidated on a comprehensive basis in the financial statements of the Company for U.S. GAAP purposes. Consequently the U.S. GAAP figures for the years ended December 31, 2004 and 2003 have been restated to reflect this presentation on a comparable basis. However, the proportionate gross consolidation method of ICAFD does not affect the overall reconciliation of Mexican GAAP to U.S. GAAP of net income (loss) or stockholders’ equity for the years ended December 31, 2004 and 2003.

A summarized balance sheet and income statement of ICA-Fluor under Mexican GAAP as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 on a 100% basis are presented as follows:

	December 31,		December 31,
	2005		2004

Balance Sheet Data:
Current assets	Ps.	3,079,371	Ps.	4,195,871
Other non-current assets		555,827		696,931
Current liabilities		(2,806,449)		(3,834,461)
Non-current liabilities		(82,839)		(4,101)
Investment in minority interest		(74)		(297)

Stockholders’ equity	Ps.	745,836	Ps.	1,053,943

	Years Ended December 31,
	2005		2004		2003

Statement of Operations Data:
Total revenues	Ps.	7,533,618	Ps.	4,779,244	Ps.	4,257,045
Operating income		420,705		17,396		(22,013)
Other income		(96,591)		(42,387)		(49,056)
Income before income tax and employee
Profit sharing		517,296		59,783		27,043
Income tax and employee profit sharing		159,138		29,373		9,446
Minority interest in results of consolidated subsidiaries		33		152		15

Net income	Ps.	358,125	Ps.	30,258	Ps.	17,582

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table shows the effect on the reconciliation in net income and stockholders’ equity from Mexican GAAP to U.S. GAAP:

	Years Ended December 31,
	2005		2004		2003

Reconciliation of Net Income:
Consolidated Net Income under U.S. GAAP	Ps.	358,125	Ps.	30,258	Ps.	17,582
U.S. GAAP adjustments:
Depreciation due to impairment adjustment		1,557		1,557		778
Deferred income tax related to U.S. GAAP adjustment		(3,861)		563		2,837
Deferred employee profit sharing on labor obligations		(476)		986		1,135
Labor obligations		4,428		(9,860)		(11,352)

		359,773		23,504		10,980
Minority interest		(179,887)		(11,752)		(5,490)

Consolidated Net Income under U.S. GAAP	Ps.	179,887	Ps.	11,752	Ps.	5,490

	December 31,		December 31,
	2005		2004

Reconciliation of Stockholders’ Equity:
Consolidated Stockholders’ Equity under Mexican GAAP	Ps.	745,836	Ps.	1,053,943
Impairment of fixed assets		(27,257)		(28,814)
Labor obligations		(71,118)		(75,873)
Deferred income tax on U.S. GAAP adjustment		27,545		31,406
Deferred employee profit sharing		7,112		7,588

		682,118		988,250
Minority interest		(341,059)		(494,125)

Consolidated stockholders’ equity under U.S. GAAP	Ps.	341,059	Ps.	494,125

(b)	Liability for severance payments

Under Mexican GAAP, as mentioned in Note 3a, effective January 1, 2005, the Compay adopted the revised provisions of Bulletin D-3, which require the recognition of a severance indemnity liability calculated based on actuarial computations. The same recognition criteria under U.S. GAAP is established in SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”, which has been effective since 1994, and requires that a liability for certain termination benefits provided under an ongoing benefit arrangement be recognized when the likelihood of future settlement is probable. Accordingly, the 2004 and 2003 reconciliation to U.S. GAAP has been restated to recognize the liability for severance payments in the corresponding years.

(c)	Deferred Income Taxes and Statutory Employee Profit Sharing

Under Mexican GAAP, the company accounts for deferred income taxes in accordance with Bulletin D-4,“Income Tax, Asset Tax and Statutory Employee Profit Sharing”, which requires a methodology similar to Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”, which is applied by the Company for purposes of the U.S. GAAP reconciliation. However, deferred taxes are classified as non-current for Mexican GAAP purposes while they are based on the classification of the related asset or liability for U.S. GAAP purposes.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In addition, the Company calculates a deferred statutory employee profit sharing liability for purposes of both U.S. and Mexican GAAP based on temporary differences between the financial reporting basis and the statutory employee profit-sharing basis of assets and liabilities for those subsidiaries of the Company which have employees in Mexico. Accordingly, no adjustment is required related to deferred statutory employee profit-sharing.

However, under U.S. GAAP, statutory employee profit sharing expense or benefit is accounted for as a component of operating expenses. Such amount is reported for Mexican GAAP below the provision for income taxes. Accordingly, this difference, which does not affect the determination of the net income (loss), would decrease operating income by Ps.95,451, Ps.27,895 and Ps.3,310 for the years ended December 31, 2005, 2004 and 2003, respectively.

A reconciliation of the net deferred income tax asset from Mexican GAAP to U.S. GAAP and the composition of the deferred income taxes under U.S. GAAP at December 31, 2005 and 2004 are as follows:

	December 31,
	2005		2004

Reconciliation of net deferred income tax asset:
Deferred income taxes under Mexican GAAP (see Note 20.g)	Ps.	69,369	Ps.	715,729
Asset tax credit carryforwards set up against valuation allowance		1,911,451		—
Effect of Bulletin B-15		—		22,726

		1,980,820		738,455
Restatement of foreign sourced fixed assets		(1,205)		(4,428)
Fair value interest rate cap		—		(17,258)
Impairment reversal		1,578		45,766
Foreign subsidiaries tax loss carryforwards		697,274		1,076,690
Valuation allowances		(2,608,725)		(1,076,690)

Net deferred income tax asset under U.S. GAAP	Ps.	69,742	Ps.	762,535

Composition of deferred income taxes:
Current:
Liabilities	Ps.	(1,703,411)	Ps.	(1,814,734)
Assets		841,510		683,306

Net current deferred income tax liability before valuation allowance		(861,901)		(1,131,428)
Valuation allowance		(429,194)		(386,015)

Net current deferred income tax liability		(1,291,095)		(1,517,443)
Non-current:
Liabilities		(1,397,815)		(77,664)
Assets		5,630,228		5,418,896

Net non-current deferred tax asset before valuation allowance		4,232,413		5,341,232
Valuation allowance		(2,871,576)		(3,061,254)

Net non-current deferred income tax asset		1,360,837		2,299,978

Net deferred income tax asset under U.S. GAAP	Ps.	69,742	Ps.	762,535

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Minority Interest

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders’ equity in the consolidated balance sheet. For U.S. GAAP purposes, minority interest is presented separately between total liabilities and stockholders’ equity. Additionally, the minority interest in the net earnings of consolidated subsidiaries is excluded from consolidated net income. Accordingly, the effects of minority interest on stockholders’ equity have been removed in the reconciliations of stockholders’ equity and net income (loss) above.

(e)	Capitalization of Financing Costs

Financing and other costs are subject to capitalization under Mexican GAAP, including foreign exchange gains and losses, interest income and expense, and gains and losses from monetary position. According to U.S. GAAP, only interest expense for debt obligations denominated in U.S. dollars with explicit interest rates, imputed interest on certain types of payables, and interest expense related to a capital lease are eligible for capitalization on qualifying assets. Therefore, on such U.S. dollar-denominated obligations,foreign exchange gains and losses, interest income and monetary position gains and losses on debt are not eligible for capitalization. Consequently, in 2005, 2004 and 2003, such non-eligible amounts for U.S. GAAP that were capitalized under Mexican GAAP have been reversed in the U.S. GAAP reconciliation and treated as income or expense as appropriate. Additionally, the related effects of depreciation on the amounts capitalized have been reversed.

Total interest capitalized for U.S. GAAP purposes was Ps.40,687 and Ps.33,913 for the years ended December 31, 2004 and 2003, respectively. No interest was capitalized in 2005.

(f)	Restatement of Foreign Sourced Fixed Assets

Under Mexican GAAP, the Company applies the Fifth Amendment to Bulletin B-10, which allows foreign sourced fixed assets to be restated for inflation using either of two methodologies. Under the first methodology, foreign sourced fixed assets are restated by applying Mexican NCPI factors to the original cost of the asset, denominated in pesos. The alternate methodology, which is utilized by the Company, restates foreign sourced fixed assets by applying the inflation factor of the country of origin to the original cost, denominated in the foreign currency, and then translating such amounts into pesos at the foreign exchange rate in effect at the most recent balance sheet date.

The alternate methodology is not consistent with Regulation S-X Rule 3-20(d) of the Securities and Exchange Commission. Accordingly, the effects of applying the alternate methodology to foreign sourced fixed assets have been adjusted in the reconciliation of net income (loss) and stockholders’ equity to U.S. GAAP above, the resulting effect being that such foreign sourced fixed assets are restated using the NCPI applied to original cost (the balance of the related assets at December 31, 1997 or historical cost if acquired subsequent to 1997) in pesos.

(g)	Bulletin B-15 Inflation Effects

Under Mexican GAAP, the Company applies Bulletin B-15. This standard allows the factor used by the Company to restate prior period consolidated financial statements presented for comparative purposes for the effects of inflation to be a weighted-average rate that incorporates the effects of inflation in Mexico using the NCPI for the Company’s Mexican operations and inflation and currency exchange rate fluctuations in countries in which the Company has foreign subsidiaries (the “Restatement Factor”) instead of a rate based solely on the NCPI.

However, because the Restatement Factor used to restate prior period financial statements incorporates the effects of changes in foreign currency exchange rates through the most recent balance sheet date, it is not consistent with Regulation S-X Rule 3-20(d) of the Securities and Exchange Commission. Therefore, for purposes of the U.S. GAAP reconciliation, prior period consolidated financial statements are restated for changes in the NCPI.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Restatement Factor used by the Company to restate prior period amounts was 1.0015. The applicable NCPI factor is 1.0333. Accordingly, the U.S. GAAP reconciliation includes an adjustment in 2004 and 2003 to reflect the difference between the Restatement Factor and NCPI, to ensure that ending net income (loss) and stockholders’ equity of those respective years under U.S. GAAP is restated based on the NCPI. The amounts that would result from using NCPI rather than Restatement Factor on individual line items in the 2004 and 2003 financial statements may be computed by dividing the reported Mexican GAAP amount by 1.0015 and multiplying the result by 1.0333.

(h)	Fair Value of Interest Rate Cap

As discussed in Note 18 to the accompanying financial statements, the Company entered into a derivative contract which establishes a cap on the interest rate on the financing obtained for the El Cajon project. SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” under U.S. GAAP requires that if an instrument is to be designated as a hedge, formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge must exist at the inception of the hedge. Because formal documentation does not exist, the Company has not classified the interest rate cap as a hedging instrument and has, in accordance with SFAS No. 133, recorded the fair value of the interest rate cap of Ps.59,828 as an asset and a corresponding credit to earnings for purposes of the reconciliation to U.S. GAAP.

However, as discussed in Note 3.a, during 2005, the Company adopted the provisions to Mexican GAAP Bulletin C-10, which requires similar treatment of the financial instrument in 2005, and resulted in the recognition of an asset and a corresponding credit to earnings under Mexican GAAP, for which the cumulative effect of the adoption on January 1, 2005 was reversed in the U.S. GAAP reconciliation for 2005.

(i)	Impairment Reversal

In 2001, the Company recorded an impairment charge related to a construction property, based on the fair value of the property as compared to its carrying value, due to the fact that the Company no longer had projects that would require the use of such property. During 2003, ICAFD was awarded certain projects that would require the use of this construction property. As such, under Mexican GAAP, the Company reversed Ps.21,006 of the previously recorded impairment charge. Also, during 2004 the Company’s management reviewed the estimate of the recoverable value of the Acapulco Tunnel concession, considering the present value of future cash flows. As a result of its analysis, the Company recognized a reversal of Ps.166,220 of the impairment loss taken in previous years, recorded against the caption other expense in the statement of income in its Mexican GAAP financial statements.

In accordance with U.S. GAAP, the reversal of a previously recorded loss for impairment is not permitted. Therefore, the effects of these impairment reversals are included as reconciling items in the reconciliation to net income (loss) under U.S. GAAP, which in 2004, is net of additional depreciation expense of Ps.2,770 recognized for Mexican GAAP purposes due to the higher concession asset value. In addition, because there were no impairment reversals in the 2005 Mexican GAAP financial statements, the adjustment to the 2005 reconciliation of net income solely represents the excess depreciation expense of the assets on which impairment reversals were recognized in prior years.

(j)	Other Differences and Supplemental U.S. GAAP and Securities and Exchange Commission Disclosures

(1) Other expense net — During 2004, the Company recorded Ps.32,967 of severance cost and a net impairment of Ps.56,315 (which included Ps.166,220 of impairment reversal on the Acapulco Tunnel concession offset by additional impairment losses on other investments) in other expenses in the accompanying Mexican GAAP financial statements.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During 2003, the Company recorded Ps.51,833 of severance cost, Ps.132,599 for the cost of the pension plan curtailment and Ps.(21,006)as an impairment reversal of construction property, in other expenses in the accompanying Mexican GAAP financial statements.

Under U.S. GAAP, these expenses would be considered a component of operating income. This difference, which does not affect the determination of net income (loss), would decrease other expense by Ps.89,282 and Ps.163,426 for the years ended December 31, 2004 and 2003 , respectively, and decrease operating income by equal amounts in each respective year.

(2) Reporting discontinued operations — Until December 31, 2003, for Mexican GAAP purposes, the term discontinued operations refers to the operations of a segment of a business that has been sold, abandoned or otherwise disposed of, or is the subject of a formal plan of disposition. Effective January 1, 2004, the Company adopted Bulletin C-15 which redefines the term discontinued operations to refer to the operations of a component of an entity that, subject to certain conditions, has been sold, abandoned or classified as held for sale. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component may be a reportable or operating segment, a reporting unit, a subsidiary or an asset group.

This definition is similar to that of a component under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” under U.S. GAAP, which was effective January 1, 2002.

As such, from January 1, 2002 to December 31, 2003, an item may meet the definition of a discontinued operation for U.S. GAAP purposes, but not for Mexican GAAP purposes.

During the years ended December 31, 2004 and 2003 , the Company sold its shares in various subsidiaries, as discussed in Note 2 to the accompanying consolidated financial statements, and recognized a gain (loss) on the disposal of these subsidiaries of Ps.77,732 and Ps.(11,964), respectively. As such subsidiaries were not business segments in 2003, and as classification as discontinued operations in 2004 was not considered material to the consolidated balance sheets and statement of operations under Mexican GAAP, the operations of these subsidiaries and the related gain (loss) on their respective sales were not classified as discontinued operations in the accompanying Mexican GAAP consolidated financial statements.

For purposes of U.S. GAAP, these subsidiaries are considered components of the Company. Therefore, the results of operations of such components, including any gain or loss recognized on the sale of such components, is reported in discontinued operations, presented below income from continuing operations.

This difference does not affect the determination of consolidated net income (loss) for the years ended December 31, 2004 and 2003. However, based on the operating income generated by these subsidiaries for the years ended December 31, 2004 and 2003, consolidated operating income would decrease by Ps.3,837 and Ps.26,904, respectively. Likewise, Ps.61,551 and Ps.(26,396) would be reclassified from consolidated income (loss) from continuing operations and presented as gain (loss) on discontinued operations for the years ended December 31, 2004 and 2003, respectively, representing the gain (loss) on the disposal of these subsidiaries combined with the overall net income (loss) generated by these subsidiaries. Revenues generated by these subsidiaries were Ps.83,763 and Ps.126,692, respectively. Pre-tax loss generated by these subsidiaries was Ps.(33,191) and Ps.(38,138), for the years ended December 31, 2004 and 2003, respectively.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(3) Statement of cash flows — The Company presents its supplemental cash flow information on a Mexican GAAP basis, excluding of the effects of inflation in each individual line item. Such information for the years ended December 31, 2005, 2004, and 2003 is presented below:

	(Convenience	Years Ended December 31,
	Translation)			2004				2003
	Year Ended					As					As
	December 31,			As		Previously			As		Previously
	2005	2005		Restated		Reported			Restated		Reported
	Millions of
	U.S. dollars

OPERATING ACTIVITIES:
Consolidated net income (loss)	$55	Ps.	581,927	Ps.	137,378	Ps.	155,780	Ps.	(1,058,893)	Ps.	(1,147,145)
Effects of inflation	—		(112)		(38,968)		(21,306)		(89,576)		(44,140)

Consolidated net income (loss) exclusive of inflation — Mexican GAAP	55		581,815		98,410		134,474		(1,148,469)		(1,191,285)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	62		662,569		879,411		899,296		532,685		540,040
Deferred income tax expense	25		261,265		266,705		241,140		412,118		458,210
Provision for seniority premiums and severance payments	9		92,365		(1,381)		(448)		110,832		111,106
Loss (gain) on sale of property, plant and equipment	1		6,389		3,230		3,230		(1,125)		(213)
Asset impairment adjustment	3		35,000		54,514		54,514		(5,379)		(18,674)
Allowance for doubtful accounts	—		(305)		57,408		57,408				—
Share in net loss of affiliated companies	(9)		(95,821)		(155,436)		(155,436)		178,189		178,189
Gain (loss) on sale of investment	(1)		(15,847)		(68,616)		(68,616)		109,409		109,409
Unrealized exchange (gain) loss	(25)		(263,041)		(3,844)		(3,844)		124,280		124,280
Uncollected interest income	—
Interest payable	1		5,786		(273)		(273)				(96)
Long-term provisions	19		196,673		153,236		147,257		40,052		40,693
Changes in operating assets and liabilities (excluding acquisitions and disposals):
Trade receivables	(1)		(7,661)		11,614		11,614		4,879		4,879
Contract receivables	7		74,550		(559,600)		(484,008)		45,790		(7,319)
Cost and estimated earnings in excess of billings on uncompleted contracts	(377)		(4,007,972)		(3,617,711)		(4,030,166)		(1,084,246)		(1,269,490)
Other receivables	98		1,039,366		(689,438)		(782,838)		(10,366)		23,218
Inventories	(7)		(71,674)		(77,354)		(75,509)		(54,482)		(62,777)
Real estate inventories	5		57,993		125,266		125,266		(81,245)		(81,245)
Trade accounts payable	1		10,011		510,422		575,648		(7,982)		112,929
Other current liabilities	(20)		(211,217)		(197,228)		(232,555)		(1,035)		(230,429)
Advances from customers	22		236,836		648,247		982,888		(114,708)		(199,398)

Cash used in operating activities	(132)		(1,412,920)		(2,562,418)		(2,600,958)		(950,803)		(1,357,973)

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	(Convenience	Years Ended December 31,
	Translation)			2004				2003
	Year Ended					As				As
	December 31,			As		Previously		As		Previously
	2005	2005		Restated		Reported		Restated		Reported
	Millions of
	U.S. dollars

INVESTING ACTIVITIES:
Acquisitions of property, plant and equipment	(13)		(142,865)		(159,636)		(187,211)		(91,000)		(110,442)
Investment in concessions	(2)		(16,543)		(25,249)		(25,249)		(30,170)		(30,170)
Proceeds from sale of property, plant and equipment	3		36,483		45,058		45,058		121,057		124,234
Investment in affiliated companies	(3)		(30,880)		(56,701)		(56,701)		(73,120)		(73,120)
Cash proceeds from sale of investments in affiliated companies	59		624,326		302,951		302,951		184,086		184,086
Other assets	(31)		(331,069)		(775,782)		(827,379)		(458,842)		(467,019)

Cash (used in) provided by investing activities	13		139,452		(669,359)		(748,531)		(347,989)		(372,431)

FINANCING ACTIVITIES:
Payments of long-term debt	(58)		(614,570)		(1,767,671)		(1,767,671)		(614,508)		(608,887)
Proceeds from long-term debt	299		3,183,289		3,970,754		3,970,754		910,242		910,242
Net proceeds from (repayments of) notes payable	—		—		(246,695)		(246,695)		(291,291)		(291,291)
Short-term debt	(76)		(810,397)		410,027				167,043		167,043
Repurchase of long-term debt	—		—				743,117				(5,525)
Issuance of common stock	231		2,451,173		361,790		361,790		2,023,470		2,023,470
Increase (decrease) in minority interest	9		99,473		(16,097)		(16,097)		13,188		277,576
Other long-term liabilities	(14)		(149,793)		92,166		92,164		121,622		121,622

Cash provided by (used in) financing activities	391		4,159,175		2,804,274		3,137,362		2,329,766		2,594,250

Net (decrease) increase in cash and cash equivalents	272		2,885,707		(427,503)		(212,126)		1,030,974		863,846
Cash and cash equivalents at beginning of the year	245		2,602,996		3,136,769		3,751,834		2,174,234		2,887,988
Effect of inflation and exchange rate changes on cash	—		(3,899)		(110,168)		—		(178,608)		—

Cash and cash equivalents at end of the year	$517	Ps.	5,484,804	Ps.	2,599,098	Ps.	3,539,708	Ps.	3,026,600	Ps.	3,751,834

Cash paid for:

Interest	Ps.	783,547	Ps.	320,740	Ps.	531,418
Income taxes		74,254		153,723		190,430

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4) Statement of comprehensive loss — The Company’s statements of comprehensive loss for the years ended December 31, 2005, 2004 and 2003, after giving effect to the U.S. GAAP adjustments described above, are set forth below:

	(Convenience	Years Ended December 31,
	Translation)			2004				2003
	Year Ended					As				As
	December 31,			As		Previously		As		Previously
	2005	2005		Restated		Reported		Restated		Reported
	Millions of
	U.S. dollars

Net income (loss) under U.S. GAAP	$44	Ps.	463,365	Ps.	19,523	Ps.	38,059	Ps.	(1,204,248)	Ps.	(1,140,046)

Other comprehensive income (loss):
Loss (gain) due to holding nonmonetary assets as reported under Mexican GAAP	(15)		(172,917)		(95,509)		(95,509)		124,711	124,711

Adjustment for excess of additional minimum liability	—		15,995		—		—		—	—

Comprehensive loss under U.S. GAAP	$29	Ps.	306,443	Ps.	(75,986)	Ps.	(57,450)	Ps.	(1,079,537)	Ps.	(1,015,335)

(5) Earnings (loss) per share in accordance with U.S. GAAP — Basic earnings (loss) per share is calculated by dividing income (loss) available to common stockholders by the weighted average number of shares outstanding during the period. The computation of diluted earnings per share is adjusted to include any potential common shares. Potential common shares include the Company’s stock options under the 2000 stock option plan. Options to purchase 4,160,307 shares in 2005 and 2004 were not included in the computation of diluted earnings per share for the years ended December 31, 2004 and 2003 because the effect of such options would be anti-dilutive. The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, 2005, 2004 and 2003, prepared in accordance with U.S. GAAP are as follows:

	Years Ended December 31,
			2004				2003
					As				As
			As		Previously		As		Previously
	2005		Restated		Presented		Restated		Presented

Basic earnings (loss) per share:
Earnings (loss) before discontinued operations	Ps.	1.340	Ps.	(0.129)	Ps.	(0.069)	Ps.	(8.933)	Ps.	(8.442)
Gain (loss) from discontinued operations		—		0.192		0.192		(0.195)		(0.1958)

Net income (loss) per share	Ps.	1.340	Ps.	0.063	Ps.	0.123	Ps.	(9.127)	Ps.	8.640

Diluted earnings (loss) per share:
Earnings (loss) before discontinued operations	Ps.	1.338	Ps.	(0.129)	Ps.	(0.069)	Ps.	(8.933)	Ps.	(8.442)
Gain (loss) from discontinued operations		—		0.192		0.192		(0.195)		(0.1958)

Net income (loss) per share	Ps.	1.338	Ps.	0.063	Ps.	0.123	Ps.	(9.127)	Ps.	8.640

Weighted average shares outstanding (ooo’s)		347,127		310,030		310,030		127,689		127,689
Dilutive effects of stock option		383		—		—		—		—

Total potential dilutive shares		347,510		310,030		310,030		127,689		127,689

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6) Stock option plan — As discussed in the Mexican GAAP financial statements, the Company established an employee stock option plan in March 2000. Mexican GAAP does not require the recognition of stock-based compensation costs. However, for purposes of U.S. GAAP, the Company applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (ABP 25) in order to determine compensation cost related to the grant of stock options to employees.

In prior years, the exercise price of the options was equal to or less than the market price of the stock on the date of grant, resulting in zero intrinsic value and thus, no related compensation expense. On April 16, 2005, the Company’s stockholders held a meeting approving i)the cancellation of future grants under the stock option plan, though options outstanding will remain outstanding for the life of such options; and ii) the reduction of the exercise price on past grants to Ps.3.75. This amendment affected the 2003 grant, which was the only grant whose exercise price was greater than Ps.3.75. As a result of this modification to reduce the exercise price of the award, the 2003 grant became subject to variable accounting under Financial Accounting Standards Board Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation”. Accordingly, compensation cost of Ps.1,745 and Ps.2,332 was recognized in the reconciliation of consolidated net income for the years ended December 31, 2005 and 2004, respectively.

In addition, 1,192,455 shares were exercised during 2005, for which a cost of Ps. 3,935 was recognized under Mexican GAAP related to the difference between the fair value of the stock and the exercise price on the date of exercise. This treatment is not appropriate under U.S. GAAP, as compensation cost is recognized over the service period of the employees. Accordingly, such cost is reversed in the reconciliation of consolidated net income in 2005. Under U.S. GAAP, upon exercise, common stock is recognized in the amount of cash received based on the sum of the proceeds received and the amounts previously credited to additional paid-in capital for services rendered that were charged to compensation cost. As 2002 was the only tranche on which compensation cost was recognized under APB 25, and as none of the options exercised were from the 2002 grant, the amount of common stock recognized under both Mexican GAAP and U.S. GAAP is solely represented by the cash proceeds received.

In addition to the determination of compensation cost under the intrinsic method of APB 25, the Company is subject to the additional disclosures and pro forma compensation cost presentation requirements of SFAS No. 123 “Accounting for Stock-Based Compensation,” and SFAS No. 148 “Accounting for Stock-Based compensation — Translation and Disclosure”.

Options outstanding as of December 31, 2005 consist of 2,967,686 options, all with an exercise price of Ps.22.50 and a weighted-average remaining contractual life of 3.6 years. Such options vest ratably over a period of three years and, as of December 31, 2005, 2004 and 2003, options exercisable consist of 2,544,824, 2,911,495 and 1,786,423 options, respectively, at a weighted average exercise price of Ps.22.50, Ps. 22.50 and Ps. 22.68, respectively.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reflects the Company’s employee stock option activity from January 1, 2003 through December 31, 2005, and the weighted average exercise prices:

		Weighted Average
	Number of Shares	Exercise Price

Options outstanding at January 1, 2003	2,919,709	22.80
Granted	1,277,181	22.50
Forfeited	(36,583)	22.98

Options outstanding at December 31, 2003	4,160,307	22.74
Granted	—
Forfeited	—	—

Options outstanding at December 31, 2004	4,160,307	22.50
Granted
Forfeited	—

Exercised	(1,192,621)	22.50

Options outstanding at December 31, 2005	2,967,686	22.87

The following table illustrates the effect on net income (loss) and net income (loss) per share under U.S. GAAP as if the Company had applied the fair value recognition provisions of SFAS No. 123 at December 31, 2005, 2004 and 2003, including the effects of modification accounting as required for the modification of the exercise price on the 2002 grant as discussed previously. For purposes of these pro forma disclosures, the estimated fair value of the options is amortized over the options’ vesting period.

	Year Ended December 31,
	2005		2004		2004		2004		2003
			As restated		As reported		As restated		As reported

Net income(loss) under U.S. GAAP	Ps.	463,365	Ps.	19,523	Ps.	38,057	Ps.	(1,159,850)	Ps.	(1,140,046)
Plus: Compensation cost recognized under APB No. 25		1,745		2,332		2,332		—		—
Minus: Stock-based employee compensation expense determined using the fair value method		(6,437)		(12,927)		(12,927)		(17,179)		(17,179)

Pro forma net income (loss) U.S. GAAP	Ps.	458,673	Ps.	8,928	Ps.	27,462	Ps.	(1,177,029)	Ps.	(1,157,225)

As noted above, no grants were made in 2004 or 2005 due to the cancellation of the plan as of April 16, 2004. The fair value of the options granted used in order to calculate the pro forma amounts above, have been estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions: i) expected life of 7 years and expected volatility of 71% for 2003, ii) risk-free interest rate of 7.25% for options granted during 2003, and iii) no expected dividend yield. Based on these assumptions, the estimated fair value of employee stock options granted during 2003 was Ps.10.14 per share, respectively, and the market price of the stock on the grant date was Ps.15.12.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

highly subjective assumptions, including the expected stock price volatility. The Company’s options have characteristics that are significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.

(7) Valuation and qualifying accounts — Changes in the Company’s valuation and qualifying accounts are outlined in the table below. Rollforward information for the years ended December 31, 2005, 2004 and 2003 for short-term and long-term provisions is included in Note 17 of the Mexican GAAP financial statements. Additionally, rollforward information for the year ended December 31, 2005, 2004 and 2003, for the allowance for doubtful accounts is included in Note 5 of the Mexican GAAP financial statements:

	Balance at		Additions Charged								Balance at
	Beginning of		to Costs and			Inflation					End of
Description	Year		Expenses			Effects		Deductions			Year

Allowance for impairment (1):
Year ended December 31, 2003	Ps.	1,649,850	Ps.	21,006		Ps.	161,485	Ps.	(59,116	)(2)	Ps.	1,731,213
Year ended December 31, 2004	Ps.	1,732,249	Ps.	(166,221	)(3)		(85,468)	Ps.	(446,634	)(2)	Ps.	1,033,926
Year ended December 31, 2005	Ps.	1,033,926	Ps.	—	(3)	Ps.	—	Ps.	—	(2)	Ps.	1,033,926

(1)	Includes impairment losses related to the Company’s property, plant and equipment, investment in concessions and investments in associated companies.

(2)	Represents decreases due to disposals during the year.

(3)	For 2005 and 2004, represents reversal of impairment related to construction property and the Acapulco Tunnel concession, respectively.

29.	New accounting standards

Mexico

As of May 31, 2004, the Mexican Institute of Public Accountants (“IMCP”) formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF”), consistent with the international trend of requiring this function be performed by an independent entity.

Accordingly, the task of establishing bulletins of Mexican GAAP and circulars previously issued by the IMCP was transferred to CINIF, who subsequently renamed standards of Mexican GAAP as “Normas de Información Financiera” (Financial Reporting Standards, or “NIFs”), and determined that NIFs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (iv) International Financial Reporting Standards (“IFRS”) that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

One of the main objectives of CINIF is to achieve greater concurrence with IFRS. To this end, it started by reviewing the theoretical concepts contained in Mexican GAAP and establishing a Conceptual Framework (“CF”) to support the development of financial reporting standards and to serve as a reference in resolving issues arising in the accounting practice. The CF is comprised of eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The new NIFs are as follows:

•	NIF A-1 Structure of Financial Reporting Standards

•	NIF A-2 Fundamental Principles

•	NIF A-3 Users’ Needs and Financial Statement Objectives

•	NIF A-4 Qualitative Characteristics of Financial Statements

•	NIF A-5 Basic Elements of Financial Statements

•	NIF A-6 Recognition and Valuation

•	NIF A-7 Presentation and Disclosure

•	NIF A-8 Supplementary Standards to Mexican GAAP

•	NIF B-1 Accounting Changes

The most significant changes established by these standards are as follows:

•	In addition to the statement of changes in financial position, NIF A-3 includes the statement of cash flows, which should be issued when required by a particular standard.

•	NIF A-5 includes a new classification for revenues and expenses: ordinary and not ordinary. Ordinary revenues and expenses are derived from transactions or events that are within the normal course of business or that are inherent in the entity’s activities, whether frequent or not; revenues and expenses classified as not ordinary refer to unusual transactions and events, whether frequent or not.

•	NIF A-7 requires the presentation of comparative financial statements for at least the preceding period. Through December 31, 2004, the presentation of prior years’ financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the name(s) of the officer(s) or administrative body(ies) authorizing the related issuance.

•	NIF B-1 establishes that changes in particular standards, reclassifications and corrections of errors must be recognized retroactively. Consequently, basic financial statements presented on a comparative basis with the current year that might be affected by the change, must be adjusted as of the beginning of the earliest period presented.

At the date of issuance of these financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.

United States of America

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Reporting Standards (“SFAS”) No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 amends the guidance in Accounting Research Bulletin (“ARB”) No. 43, “Inventory Pricing”, to clarify the accounting for abnormal costs related to idle facility expense, freight, handling costs and spoilage. SFAS No. 151 requires that these costs and expenses be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as previously defined under ARB No. 43. In addition, SFSA No. 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. This statement is effect for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not anticipate the adoption of this new accounting principle will have a material effect on its financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payments” or SFAS No. 123(R). This statement eliminates the option to apply the intrinsic value measurement provisions of

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees to stock compensation awards issued to employees”. Rather, SFAS No. 123(R) requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award — the requisite service period (usually the vesting period). SFAS No. 123(R) applies to all awards granted after the required effective date as well as to existing awards that are modified, repurchased, or cancelled after the effective date. SFAS No. 123(R) will be effective for the Company’s fiscal year ending December 31, 2006. The Company does not expect the adoption of SFAS No. 123(R) will have a material effect on its financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 152, “Accounting for Real Estate Time-Sharing Transactions — an amendment of FASB Statements No. 66 and 67”. SFAS No. 152 amends SFAS No. 66, “Accounting for Sales of Real Estate”, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in the American Institute of Certified Public Accountants’ (“AICPA”) Statement of Position (“SOP”) 04-2, “Accounting for Real Estate Time-Sharing Transactions” and amends SFAS No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects”, to state the guidance of (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. SFAS No. 152 is effective for financial statements for fiscal years beginning after June 15, 2005. The Company does not anticipate that the adoption of this new accounting principle will have a material effect on its financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29”, which amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary asset that do not have commercial substance. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless impracticable. The statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. The new standard is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of this standard will have a material effect on its financial position, results of operations or cash flows.

On November 2, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which nullifies certain requirements of EITF No. 03-1, “The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, “Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value”. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005. The Company does not expect the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.

At the September 29 and 30, 2004 and November 17 and 18, 2004 EITF meetings, the EITF discussed Issue 04-10, “Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds” (“EITF 04-10”). EITF 04-10 concludes that a company, when determining if operating segments that do not meet the quantitative thresholds of SFAS No. 131, “Disclosures about Segments of an Enterprise and

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Related Information” should be aggregated, may aggregate such operating segments only if aggregation is consistent with the objective and basic principle of SFAS No. 131, that they have similar economic characteristics, and that the segments share a majority of the aggregation criteria listed in (a) through (e) of paragraph 17 of SFAS No. 131. The consensus in EITF 04-10 was applied in the accompanying consolidated financial statements but did not affect the presentation of the Company’s segments.

At the September 15, 2005 EITF meeting, the EITF discussed Issue 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”, (“EITF 04-13”). At the meeting, it was agreed that in situations in which an inventory transaction is legally contingent upon the performance of another inventory transaction with the same counterparty, the two transactions are deemed to have been entered into in contemplation of one another and would be considered a single exchange transaction subject to Accounting Principles Board Opinion 29, “Accounting for Nonmonetary Transactions”. The Task Force also stated indicators of when a purchase transaction and a sales transaction would not be considered as entered into in contemplation of one another, and thus, may have the ability to be recorded as separate purchases and sales. EITF 04-13 is effective for new arrangements entered into, or modifications or renegotiations of existing arrangements, in the first annual reporting period beginning after March 15, 2006. The Company has not yet determined the effects of adoption of EITF 04-13 on its financial position, results of operations or cash flows.

At the June 15 and 16, 2005 meetings, and further modified at the September 15, 2005 meeting, the EITF discussed Issue 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination”, (“EITF 05-6”), and concluded on the appropriate amortization periods for leasehold improvements either acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at, the beginning of the lease term. This Issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The Company does not anticipate the adoption of EITF 05-6 will have a material effect on its financial position, results of operations or cash flows.

For the fiscal year ended December 31, 2005, the Company adopted FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), which clarifies the term “conditional asset retirement obligation” as defined in SFAS No. 143, “Accounting for Asset Retirement Obligations”, and clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The adoption of FIN 47 did not have a material effect on the Company’s financial position, results of operations or cash flows.

At the June 15 and 16, 2005 meetings of the EITF, the EITF agreed to amend Item 4 of the Protective Rights section of Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”, as well as amend Example 1 of Exhibit 96-16, in order to be consistent with the consensus reached in EITF Issue No. 04-5, “Determining Whether a General Partner, or the General Partners, as a Group, Controls a Limited Partnership or Similar Entity when the Limited Partners Have Certain Rights”. These amendments were effective for new investments and investment agreements that are modified after June 29, 2005. The adoption of these amendments did not have a material impact on the Company’s financial position, results of operations or cash flows.

* * * * *

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

We have audited the accompanying balance sheets of Consorcio Dragados ICA Vialpa (DRAVICA) (“Dravica”) as of December 31, 2005 and 2004, and the related statements of income, changes in joint venturers’ equity (deficit) and cash flows for each of the years then ended, all expressed in Venezuelan bolivars of purchasing power as of December 31, 2005. Such financial statements are the responsibility of Dravica’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Dravica is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Dravica’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Consorcio Dragados ICA Vialpa (DRAVICA) as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in Venezuela.

Accounting principles generally accepted in Venezuela vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter, as it pertains to Dravica, is described in Note 15 to the accompanying financial statements.

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

As indicated in Note 11 to the financial statements, on January 21, 2003, the Venezuelan Government and the Central Bank of Venezuela agreed to temporarily suspend the trading of foreign currencies in the country. In connection therewith, they have entered into various Exchange Agreements and issued certain related standards that rule the Foreign Currency Management Regime and establish the exchange rate applicable to transactions set forth in such agreements. Dravica has interacted with the corresponding institutions to obtain the foreign currencies required for the payment of its foreign currency liabilities. To the date of this report, the acquisition of foreign currencies necessary for foreign transactions carried out by Dravica in the normal course of its operations, will be dependent upon: (1) the approval of all the requests made to the related institutions; (2) the availability of the respective foreign currencies; and (3) the actions to be taken by Dravica to obtain either the required foreign currencies not requested from the related institutions, or those requests that could be rejected by such institutions; therefore, Dravica does not have sufficient facts in order to determine the effects on the financial statements as of December 31, 2005, if any, that might arise from the final outcome of the aforementioned situations.

LARA MARAMBIO & ASOCIADOS
Member of Deloitte Touche Tohmatsu

Tomás Pueyo Acosta
Caracas, Venezuela

March 20, 2006,
except for Note 16, as to which the date is May 10, 2006

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004
IN THOUSANDS OF US DOLLARS (US$) AND THOUSANDS OF BOLIVARS (Bs.)
OF PURCHASING POWER OF DECEMBER 31, 2005

		Convenience
		Translation
		(See Note 2)
	Notes	2005		2005		2004

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	2	US$	3,335	Bs.	7,169,679	Bs.	6,759,416
Accounts receivable:
C.V.G. Electrificación del Caroní, C.A. (C.V.G. EDELCA)	2		3,448		7,412,655		109,257,687
Advances to subcontractors and other			144		308,723		1,735,076
Other accounts receivable			159		341,823		2,422,048
Employees			27		57,556		162,746

			3,777		8,120,757		113,577,557

Inventories							995,755
Prepaid expenses			2		3,722		52,214
Equipment held for sale	5		443		953,063		6,256,545

Total current assets			7,557		16,247,221		127,641,487
PROPERTY AND EQUIPMENT, NET	4		—		—		2,516,589
OTHER ASSETS AND DEFERRED CHARGES			—		—		57,657

TOTAL ASSETS		US$	7,557	Bs.	16,247,221	Bs.	130,215,733

LIABILITIES AND JOINT VENTURERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Bank loans payable	6	US$	—	Bs.	—	Bs.	2,195,694
Current portion of long-term debt
Accounts payable:
Trade			1,489		3,202,374		7,738,306
Joint Venturers	7		4,636		9,967,981		266,130,199

			6,126		13,170,355		273,868,505
Accrued liabilities	8		1,234		2,653,600		20,265,416
Advances received			—		—		726,772

Total current liabilities			7,360		15,823,955		297,056,387

Total liabilities			7,360		15,823,955		297,056,387

COMMITMENTS AND CONTINGENCIES	13
JOINT VENTURERS’ EQUITY (DEFICIT):
Retained earnings (accumulated deficit)			197		423,266		(166,840,654)

Total joint venturers’ equity (deficit)			197		423,266		(166,840,654)

TOTAL		US$	7,557	Bs.	16,247,221	Bs.	130,215,733

See notes to the financial statements

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 (UNAUDITED)
IN THOUSANDS OF US DOLLARS (US$) AND THOUSANDS OF BOLIVARS (Bs.)
OF PURCHASING POWER OF DECEMBER 31, 2005

		Convenience
		Translation
		(See Note 2)
	Notes	2005		2005		2004		2003
								(Unaudited)

CONTRACT REVENUES	2	US$	13,889	Bs.	29,861,268	Bs.	171,451,376	Bs.	142,938,573
CONTRACT COSTS AND EXPENSES:
Direct			6,839		14,702,937		46,342,815		82,301,717
Indirect			166		357,688		3,890,874		4,360,901
Administrative			2,644		5,685,595		15,527,228		19,959,747
Depreciation			268		576,937		3,029,272		8,135,542
Interest expense			(480)		(1,031,863)		2,957,694		14,130,787

			9,438		20,291,294		71,747,883		128,888,694

OPERATING INCOME			4,451		9,569,974		99,703,493		14,049,879
FINANCING (COST) INCOME:
Exchange loss, net			(9,758)		(20,980,383)		(52,853,870)		(44,136,967)
Monetary position gain	14		9,867		21,214,762		41,879,102		75,969,447

			109		234,379		(10,974,768)		31,832,480

OTHER (EXPENSES) INCOME	10		343		737,336		(12,758,750)		6,041,562

NET INCOME		US$	4,903	Bs.	10,541,689	Bs.	75,969,975	Bs.	51,923,921

See notes to the financial statements

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

STATEMENTS OF CHANGES IN JOINT VENTURERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 (UNAUDITED)
IN THOUSANDS OF US DOLLARS (US$) AND THOUSANDS OF BOLIVARS (Bs.)
OF PURCHASING POWER OF DECEMBER 31, 2005

BALANCE AS OF DECEMBER 31, 2002 (Unaudited)	Bs.	(294,734,550)
Net income (unaudited)		51,923,921

BALANCE AS OF DECEMBER 31, 2003 (Unaudited)		(242,810,629)
Net income		75,969,975

BALANCE AS OF DECEMBER 31, 2004		(166,840,654)
Net income		10,541,689
Deficit replacement		156,722,230

BALANCE AS OF DECEMBER 31, 2005	Bs.	423,265

BALANCE AS OF DECEMBER 31, 2004	US$	(77,600)
Net income		4,903
Deficit replacement		72,894

BALANCES AS OF DECEMBER 31, 2005	US$	197

See notes to the financial statements

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 (UNAUDITED)
IN THOUSANDS OF US DOLLARS (US$) AND THOUSANDS OF BOLIVARS (Bs.)
OF PURCHASING POWER OF DECEMBER 31, 2005

	Convenience
	Translation
	(See Note 2)
	2005		2005		2004		2003
							(Unaudited)

OPERATING ACTIVITIES:
Net income before financing (cost) income	US$	4,314	Bs.	9,275,447	Bs.	89,902,436	Bs.	34,222,229
Financing (cost) income		589		1,266,242		(13,932,461)		17,701,693

Net income		4,903		10,541,689		75,969,975		51,923,922
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Accrued severance benefits		322		692,588		461,886		1,151,288
Depreciation		268		576,937		3,029,272		8,135,542
Loss for adjustment in liquidation values		384		826,494		—		—
Loss (gain) on sale of property and equipment		64		138,508		13,497,209		(3,318,549)
Changes in operating assets and liabilities:
Accounts receivable		49,050		105,456,800		(86,406,490)		21,647,293
Inventories		463		995,755		2,355,276		4,941,762
Prepaid expenses		23		48,492		1,919,802		84,444
Other assets and deferred charges		27		57,658		527,890		2,759,821
Trade accounts payable		(2,110)		(4,535,932)		(17,018,791)		(23,682,415)
Accrued liabilities		(8,086)		(17,384,545)		10,892,063		(13,360,659)
Advances received		(338)		(726,771)		(6,448,735)		(22,425,242)
Payment of severance benefits		(428)		(919,859)		(926,137)		(4,682,100)

Net cash (used in) provided by operating activities		44,543		95,767,814		(2,146,780)		23,175,107

INVESTING ACTIVITIES:
Purchase of property and equipment		(4)		(9,169)		(17,533)		(6,787)
Equipment held for sale		2,924		6,287,300		11,643,344		9,716,926

Net cash provided by investing activities		2,920		6,278,131		11,625,811		9,710,139

FINANCING ACTIVITIES:
Bank loans payable		(1,021)		(2,195,694)		(20,922,157)		2,056,001
Accounts payable to Joint Venturers		(119,145)		(256,162,218)		15,830,525		(26,420,452)
Payment of long-term debt		—		—		(8,151,258)		(3,960,068)
Deficit replacement		72,894		156,722,230		—		—

Net cash used in financing activities		(47,272)		(101,635,682)		(13,242,890)		(28,324,519)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		191		410,263		(3,763,859)		4,560,726
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR		3,144		6,759,416		10,523,275		5,962,549

CASH AND CASH EQUIVALENTS AT THE END OF YEAR		3,335	Bs.	7,169,679	Bs.	6,759,416	Bs.	10,523,275

MONETARY RESULT FOR THE YEAR CORRESPONDING TO:
Operating activities	US$	(4,741)	Bs.	(10,192,757)	Bs.	15,665,992	Bs.	18,142,162
Investing activities		(98)		(211,403)		(17,416,497)		(1,813,457)
Financing activities		15,101		32,467,606		45,323,516		59,972,803
Cash and cash equivalents		(395)		(848,684)		(1,693,909)		(332,061)

	US$	9,867	Bs.	21,214,762	Bs.	41,879,102	Bs.	75,969,447

Supplemental disclosure of cash flow information:
INTEREST PAID		—		—		2,661,925		12,717,708

See notes to the financial statements

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 (UNAUDITED)
IN U.S. DOLLARS (U.S.$) AND BOLIVARS (Bs.)
OF PURCHASING POWER OF DECEMBER 31, 2005

1.	FORMATION AND NATURE OF BUSINESS

Consorcio Dragados ICA Vialpa (“DRAVICA” or the “Joint Venture”) was incorporated in July 1996 by Dragados y Construcciones, S.A. (47%), a Spanish company; Ingenieros Civiles y Asociados, S.A. de C.V. (47%), a Mexican company; and Constructora Vialpa, S.A. (6%), a Venezuelan company (Consorcio Dravica), for the purpose of participating in the construction of a hydroelectric plant, Central Hidroeléctrica del Proyecto Caruachi (the “Caruachi Project”). In October 2003, the Joint Venturers agreed to modify the participation of each joint venturer as follows: Dragados y Construcciones, S.A. (49.99%); Ingenieros Civiles y Asociados, S.A. de C.V. (“ICA”) (49.99%); and Constructora Vialpa, S.A. (0.02%).

In August 1997, the Joint Venturers of Consorcio DRAVICA executed construction agreement No. 103-31 with C.V.G. Electrificación del Caroní, C.A. EDELCA (C.V.G. EDELCA), for the construction of the workhouse, concrete dams and spillways, and other supplemental electromechanical equipment related to the Caruachi Project (the “Project”), located over the Caroní river, 59 kilometers downstream from Central Hidroeléctrica “Raúl Leoni” (Guri). The contract price, excluding value-added tax is comprised of Bs. 53,730 million (historical bolivars) and U.S.$158 million, which, when combined, is equivalent to approximately Bs. 129,000 million (historical bolivars), using the exchange rate in effect at the date of submittal of the bids (Bs.475.50 to U.S.$1). The construction agreement and the nine addenda entered into set forth the terms and procedures related to insurance, bonds, withholdings, purchase of goods and services, advances, escalatory formulas and contracts, among others.

In October 2004, C.V.G. EDELCA provided provisional acceptance of the work completed to date and, as per contractual terms, the Joint Venture entered into a guarantee period of one year during which the Joint Venture guarantees the equipment installed and civil construction of the hydroelectric plant through October 2006, supported by the guarantee issued by the equipment manufacturer.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Translation into English

The accompanying financial statements have been translated from Spanish into English for use outside Venezuela.

Convenience translation

The financial statements are stated in Venezuelan bolivars, the currency of the country in which DRAVICA is formed and operates. The translations of Venezuelan bolivar amounts into U.S. dollar amounts are included solely for the convenience of readers in the United States of America, and have been made at the rate of Bs. 2,150 Venezuelan bolivars to one U.S. dollar, the official exchange rate published by the Central Bank of Venezuela on December 31, 2005. Such translation shall not be construed as a representation that the Venezuelan bolivar amounts have been, could have been, or could in the future be converted into U.S. dollars at that or any other rate.

Financial statements restated for inflation effects

The financial statements have been restated in conformity with the Statement of Accounting Principles No. 10 (DPC-10), “Standards for the Preparation of Financial Statements Adjusted for Inflation”, adopted by the Joint Venture beginning in 2000. The Joint Venture uses the general price-level method, which sets forth that each item of the financial statements is classified as a monetary or non-monetary item. Monetary assets and liabilities are presented at nominal value. The effect of adjusting monetary asset and liability items for the effects of inflation is included as a monetary position gain or loss in results for the period. Non-monetary items are restated from their origination date through the balance sheet date. Inventories, property and equipment, other assets and accumulated

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

deficit are considered non-monetary assets. Revenues, costs and expenses are restated by applying the respective consumer price indexes to monthly amounts in the accounting records, except for those related to non-monetary items, which are adjusted based on the corresponding assets or liabilities. For restatement purposes, the Joint Venture used the consumer price index published by the Central Bank of Venezuela for the Metropolitan area of Caracas. As of December 31, 2005, 2004 and 2003, such indexes amounted to 525.64; 459.65 and 385.66 (unaudited), respectively.

The financial statements for the years ended December 31, 2004 and 2003 were restated based on the consumer price index in effect at the closing of December 31, 2005.

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

Property and equitpment

Property and equipment are presented at acquisition cost restated for inflation. Improvements increasing the useful life of assets are added to the cost of the corresponding assets. Depreciation is calculated using the straight-line method based on four years considering residual values, as follows:

Description or Caption	Residual Value

Houses	80%
Principal Machinery	41%
Equipments	25%
Vehicles	31%

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

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

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

Contract costs include all direct labor and materials, subcontractors cost and other initial cost of the project and allocations of indirect cost. Management periodically evaluates the fairness of estimates used to determine percentages of completion. If, as a result of such evaluation, it becomes apparent that estimated costs on the non-completed contract exceed expected revenues, a provision for estimated losses is determined.

Accrued severance benefits

Accrued severance benefits comprises total liabilities related to employees’ vested rights according to the Labor Law and Collective Agreement. Additionally, the Joint Venture accrues and pays notification leave, seniority, the additional indemnity for unjustified dismissals set forth in the Organic Labor Law and a bonus for retirement.

Transactions in foreign currency

Transactions in foreign currency are recorded at the exchange rate in effect at the date of the transaction. At the balance sheet date, assets and liabilities denominated in foreign currency are adjusted based on the exchange rate in effect at that date and the resulting difference is recorded in the statement of income. As of December 31, 2005, 2004 and 2003, the exchange rate was Bs. 2,150 to U.S.$1.00 , Bs. 1,920 to U.S.$1.00 and Bs. 1,600 to U.S.$1.00 (unaudited), respectively.

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

3.	CASH AND CASH EQUIVALENTS

As of December 31, 2005, the Joint Venture maintains in outstanding amounts in local banks, included in cash and cash equivalents, and U.S.$400 thousand (equivalent to Bs. 860,000 thousand), which yielded annual interest rates ranging from 0.85% to 1%, respectively.

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

4.	PROPERTY AND EQUIPMENT

As of December 31, 2004, property and equipment are as follows (in thousands of bolivars):

2004

Houses	1,779,499
Principal machinery	2,169,928
Equipment	3,668,723
Vehicles and trucks	1496,832
Specific facilities	49,360,060
General facilities	64,329
Computers	701,683
Furniture and fixtures	911,758

60,152,812
Accumulated depreciation	(57,636,223)

2,516,589

In compliance with the terms of the loan agreement entered into with Caterpillar Crédito, S.A. de C.V., the Joint Venture pledged property and equipment for Bs. 9,351 million (in historical bolivars), equivalent to approximately U.S.$20 million. However, in March 2004, ICA repaid the debt to Caterpillar Crédito, S.A. de C.V. in full, on behalf of DRAVICA, and property and equipment were released. See Notes 7 and 9.

5.	EQUIPMENT HELD FOR SALE

As of December 31, equipment held for sale is as follows:

	2005	2004

Nonoperating assets:
Principal machinery	437,662	3,636,300
Minor machinery	366,454	2,126,788
Vehicles	1,117	493,457
Equipment	147,830	—

	953,063	6,256,545

During 2005 and 2004, the Joint Venture sold equipment held for sale for Bs. 6,425,808 thousand and Bs. 25,140,918 thousand (see Note 10).

6.	BANK LOANS PAYABLE

As of December 31, 2004, bank loans are comprised of short-term promissory notes with local financial institutions, at market interest rates (5.85% and 28% (unaudited) at December 31, 2004 and 2003, respectively), as follows:

2004

Banco de Venezuela	2,195,694

2,195,694

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

7.	TRANSACTIONS AND BALANCES WITH JOINT VENTURERS

The Joint Venture is a member of a group of companies that carry out transactions with members of the group and its own Joint Venturers. The most significant transactions carried out with the Joint Venturers are as follows:

	2005	2004	2003
			(Unaudited)

Income:
Sale of equipment	1,632,940	1,365,346	1,015,039

Expenses:
Interest expense	225,160	1,712,638	10,909,913
Expatriates’ professional fees	1,371,247	2,088,332	3,486,735
Fees to Joint venturers	324,585	5,143,574	4,197,428
Administrative fees	779,651	1,055,391	1,482,914
Technical assistance	875	9,770	44,942
Other	—	13,703	107,069

	2,701,518	10,023,408	20,229,001

The most significant transactions with the Joint Venturers were as follows:

Interest expense:  In accordance with the agreements entered into by DRAVICA and its Joint Venturers, the Joint Venture incurs interest on outstanding loan balances payable to the Joint Venturers, calculated on the balance of outstanding loan balance at the annual Libor rate plus 3%. For 2005, financial interests are calculated based on the net balance of distributed earnings to Joint Venturers, taking into consideration contributions and other concepts.

Expatriates’ professional fees:  For the execution of the Caruachi Project, the Joint Venturers contributed personnel from each of their respective countries. The Joint Venture pays fees related to the cost of personnel, which are based on monthly rates agreed upon by the Joint Venturers.

Fees to Joint Venturers:  As per the terms of the various agreements entered into with the Joint Venturers, the Joint Venture incurs fees payable to the Joint Venturers at a rate of 3% of revenues generated from the Caruachi Project, which are intended to cover the Joint Venturers’ costs and expenses.

Administrative fees:  As per the Joint Venture agreement, the Joint Venture chose Dragados y Construcciones, S.A. as Project Leader and pays this Company 1% of revenues generated from the Caruachi Project.

In March 2004, Ingenieros Civiles Asociados, S.A. de C.V. entered into an acknowledgement of obligations agreement with Caterpillar Crédito, S.A. de C.V., whereby it repaid, in full, the debt owed by the Joint Venture for U.S.$3,737 thousand. Subsequently, ICA charged the Joint Venture for such amount.

As of December 31, balances payable to Joint Venturers are as follows:

	2005	2004

Dragados y Construcciones, S.A.	4,056,948	130,645,513
Ingenieros Civiles Asociados, S.A. de C.V.	5,346,915	134,450,066
Constructora Vialpa, S.A.	564,118	1,034,620

	9,967,981	266,130,199

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

On November 24, 2005, upon final delivery of the Project to CVG Edelca, in calculating the of last invoice’s amount and its related deductions, projecting costs and expenses of the final closure of Consorcio Dravica, an estimated amount of the result at the end of the Project was established. Therefore, the parties have decided to replace the Joint Venture’s accumulated deficit as of December 31, 2005, up to Bs. 155,500,000,000, with accounts payable to stockholders, which has been accumulated in the Joint Venture during the operation, as per the Executive Committee’s instructions.

8.	ACCRUED LIABILITIES

As of December 31, accrued liabilities are as follows:

	2005	2004

Value-added tax	659,744	16,034,330
Provision for contingencies	1,741,259	1,991,275
Labor benefits	—	1,340,767
Other	252,597	899,044

	2,653,600	20,265,416

9.	INCOME TAXES

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

10.	OTHER (EXPENSE) INCOME, NET

During the years ended 2005 and 2004, due to the substantial progress of the work completed related to the construction agreement, the Joint Venture sold equipment and construction materials previously used in the construction of the Project, which generated a loss of Bs. 138,508 thousand and Bs. 13,498 thousand, respectively, recorded in other (expenses) income, net in the statement of income.

11.	TRANSACTIONS AND BALANCES IN FOREIGN CURRENCY

On February 5, 2003, the Venezuelan Government and the Central Bank of Venezuela through the Ministry of Finances entered into exchange agreements Nos. 1 and 2, establishing regulations for exchange controls in effect in Venezuela since that date. Exchange agreement No. 1 sets forth, among other things, that the central bank of Venezuela shall be the entity in charge of centralizing the purchase and sale of foreign currency, which shall be carried out in accordance with the conditions set forth in the agreement and the requirements, procedures and restrictions set forth by the Foreign Exchange Administration Commission (CADIVI), created by the Government of Venezuela for this purpose. Likewise, this agreement sets forth the general regulations that shall govern exchange transaction for the public sector, private sector, exports, direct foreign investment and other income. Exchange agreement No. 2 sets forth that the exchange rate is to be fixed at Bs. 1,596 for purchases and Bs. 1,600 for sales per U.S.$1.00.

On February 6, 2004, the Venezuelan Government and the Central Bank of Venezuela through the Ministry of Finances entered into exchange agreement No. 2, establishing a fixed exchange rate of Bs. 1,915.20 for purchases and Bs. 1,920 for sales per U.S.$1.00. Additionally, the agreement establishes, among other items, that purchase and sale of foreign currency whose payment was requested from the Central Bank of Venezuela before the effective date

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

of such agreement shall be liquidated at the exchange rates established in exchange agreement No. 2, dated February 5, 2003 (discussed above) and exchange agreement No. 3, dated February 7, 2003.

In October 2003, DRAVICA registered with CADIVI foreign private debt for U.S.$11,328 thousand. However, as of December 31, 2004, the Joint Venture has not registered the remaining debt, which is currently owed to the Joint Venturers, amounting to U.S.$127,125 thousand. Balances in foreign currencies as of December 31, 2004 are recorded at the official exchange rate of Bs. 1,920 per U.S.$1.00.

12.	ACCOUNTS DENOMINATED IN FOREIGN CURRENCY

From 2003, the Venezuelan Government and the Central Bank of Venezuela entered into several exchange agreements that rule the Foreign Currency Management Regime and establish the exchange rate applicable to transactions set forth in such agreements. From that date, the Foreign Exchange Administration Commission (CADIVI) is in charge of coordinating, administrating, controlling and establishing the requirements, procedures and restrictions that the execution of said agreement would require.

CADIVI has issued certain rules related to the registrations, guidelines, requisites and conditions related to the regime of management of foreign currencies. In October 2003, DRAVICA registered with CADIVI foreign private debts for US$11,328 thousand. However, as of December 31, 2005, the Joint Venture has not registered the debts with the Joint Venturers, amounting to US$10,930 thousand. Balances in foreign currencies as of December 31, 2005 are recorded at the official exchange rate of Bs. 2,150 per US$1.00.

The assets and liabilities denominated in foreign currency as of December 31, 2005 and 2004, are recorded in bolivars at the exchange rates of Bs. 2,144.60 and Bs. 2,150.00 and Bs. 1,915.20 and Bs. 1,920.00, respectively.

On March 2, 2005, the Government and the Central Bank of Venezuela through the Ministry of Finance entered into Exchange Agreement No. 2, establishing the official exchange rate of Bs. 2,144.60 for purchases and Bs. 2,150 for sales per U.S.$1.00. Additionally, the agreement establishes, among other things, that purchases and sales of foreign currency whose payment was requested from the Central Bank of Venezuela before the effectiveness of such agreement shall be liquidated at the exchange rates established in Exchange Agreement No. 2, dated February 6, 2004 (previously discussed). The effect of this devaluation on the Joint Venture’s net liability monetary position as of December 31, 2004 represents a foreign exchange loss of Bs. 23,381,840 thousand, which shall be recorded in operations for 2005.

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

As of December 31, balances in foreign currency are as follows:

	2005	2004
	In thousands US$	In thousands US$

Assets:
Cash and cash equivalents	1,975	861
Trade accounts receivable	1,688	38,558
Advances to subcontractors and other accounts receivable	61	941
Other assets	73	22

Total assets	3,797	40,382

Liabilities:
Short-term loans	—	1,000
Trade accounts payable	249	439
Accounts payable to Joint Venturers	4,636	127,125
Accrued liabilities	30	121
Advances of funds	—	331

Total liabilities	4,915	129,016

Excess of liabilities over assets, net	1,118	88,634

13.	COMMITMENTS AND CONTINGENCIES

The Joint Venture executed bonds amounting to U.S.$1,772 thousand and Bs. 46,871 thousand in favor of C.V.G. EDELCA, for one year to guarantee the compliance with the provisions of the construction agreement No. 103-31 and its addenda.

As of December, 31, 2005 and 2004, the Joint Venture has been subjected to labor claims filed by ex-employees. In connection therewith, the Joint Venture has recorded a provision of Bs. 1,741,259 thousand and Bs. 1,991,275 thousand, respectively, included in accrued liabilities to cover the estimated liability. (See Note 8)

The Joint Venture’s management has filed several appeals and contentious appeals against resolutions and sanctions issued by SENIAT for the temporary import of equipment. In accordance with management and its legal counsel, the final resolution of the aforementioned matters will not have a significant effect on DRAVICA’s financial statements as of and for the year ended December 31, 2005.

14.	MONETARY RESULT

The monetary result for the years ended December 31, is as follows:

	2005	2004	2003
			(Unaudited)

Net monetary position at the beginning of year	(176,609,542)	(283,073,867)	(354,480,752)
Decrease in monetary position	(40,740,014)	(119,234,736)	(161,690,636)
Increase in monetary position	195,435,217	183,819,959	157,128,073

Estimated final monetary position	(21,744,559	(218,488,645)	(359,043,314)
Actual monetary position	(529,797)	(176,609,542)	(283,073,867)

Monetary result for the period	21,214,762	41,879,102	75,969,447

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

15.	ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

DRAVICA’s financial statements are prepared in accordance with Venezuelan GAAP. Venezuelan GAAP varies in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP). However, the application of U.S. GAAP as it relates to DRAVICA, would not have affected DRAVICA’s net income (loss) for the years ended December 31, 2005, 2004 and 2003 or DRAVICA’s equity (deficit) at such dates.

However, under Venezuelan GAAP, DRAVICA presents a statement of cash flows in accordance with Statement of Accounting Principle DPC-11, which provides relevant information regarding the cash receipts and cash payments of DRAVICA for the years ended December 31, 2005, 2004 and 2003, in constant Venezuelan bolivars. For U.S. GAAP purposes, DRAVICA has provided a statement of cash flows in accordance with statement of Financial Accounting Standards No. 95, “statement of cash flows”, which presents such cash movements excluding the effects of inflation and provides supplemental cash disclosures.

16.	SUBSEQUENT EVENT

On May 10, 2006, in conformity with the provision in Clause 26 “Work Final Acceptance”, of the main document of agreement No. 103-31 “Construction of workhouses, concrete dams and spillways, mounting of supplemental electromechanical equipment of the hydroelectric plant Caruachi”, upon executing the pending matters indicated in the provisional acceptance certificate, concluding the contractual maintenance period, and CVG Edelca having carried out the general work inspection which was to its entire satisfaction thereby issuing a strikethrough, the parties agreed to issue the FINAL ACCEPTANCE CERTIFICATE.