Form 20-F
period 2006-12-31
ICA CORP
filed 2007-07-02
CIK 885012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

Commission File number: 001-11080

Empresas ICA, S.A.B. de C.V.
(Exact name of registrant as specified in its charter)

The ICA Corporation	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Mineria No. 145
Edificio Central
11800 Mexico City
Mexico
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered

Ordinary Shares	New York Stock Exchange, Inc.*
Ordinary Participation Certificates, or CPOs, each representing one Ordinary Share	New York Stock Exchange, Inc.*
American Depositary Shares, or ADSs, evidenced by American Depositary Receipts, each representing 12 CPOs	New York Stock Exchange, Inc.

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 405,177,479 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑

Note:  Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐ Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

PART I

Introduction

Empresas ICA, S.A.B. de C.V., or ICA, is a corporation (sociedad anonima bursatil de capital variable) organized under the laws of the United Mexican States, or Mexico. Our principal executive offices are located at Mineria No. 145, Edificio Central, 11800 Mexico City, Mexico.

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA

Our financial statements are prepared in accordance with Mexican Financial Reporting Standards, or MFRS, the body of Mexican accounting principles which differ in certain significant respects from accounting principles generally accepted in the United States, or U.S. GAAP. Note 29 to our financial statements provides a description of the principal differences between MFRS and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our net income and total stockholders’ equity.

We publish our financial statements in Mexican pesos. Pursuant to MFRS, our financial statements included in this report and financial data for all periods throughout this annual report, unless otherwise indicated, have been restated in constant Mexican pesos as of December 31, 2006.

References in this annual report to “dollars,” “U.S.$” or “U.S. dollars” are to United States dollars. References to “Ps.” or “pesos” are to Mexican pesos. This annual report contains translations of certain Mexican pesos amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.10.7995 to U.S.$1.00, the noon buying rate for Mexican pesos on December 29, 2006 as published by the Federal Reserve Bank of New York. On June 28, 2007 the Federal Reserve noon buying rate was Ps.10.79 to U.S $1.00.

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

References in this annual report to “UDI” are to Unidades de Inversion, a Mexican peso currency equivalent indexed for Mexican inflation. UDIs are units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the Mexican National Consumer Price Index, or NCPI. As of December 31, 2006, one UDI was equal to approximately Ps.3.788954.

Our financial statements were prepared in accordance with MFRS Bulletins B-10, B-12, and B-15 issued by the Mexican Board for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera A.C., or CINIF). Bulletin B-10 is designed to provide for the recognition of the effects of inflation by requiring us to record gains or losses in purchasing power from holding monetary liabilities or assets and to restate to constant Mexican pesos as of the date of the most recent balance sheet presented:

•	Non-monetary assets should be restated using the NCPI,

•	Alternatively, non-monetary assets of foreign origin may be restated using the consumer price index of the country of origin applied to the historical cost of the asset denominated in the relevant foreign currency and then translated into Mexican pesos at the exchange rate in effect at the most recent balance sheet date, and

•	Non-monetary liabilities should be restated using the NCPI.

Bulletin B-12 requires that the statement of changes in financial position reconcile changes from the restated historical balance sheet to the current balance sheet. Bulletin B-15 allows prior period financial statements to be restated using a weighted average multiplier that reflects the NCPI for our Mexican operations and the inflation and currency exchange rate in the countries where our foreign subsidiaries operate for our foreign operations.

The difference between inflation accounting under MFRS and U.S. GAAP is not required to be included in the reconciliation to U.S. GAAP. See note 29 to our financial statements.

Note 29 to our audited consolidated financial statements provides a description of the principal differences between MFRS and U.S. GAAP as they relate to our company, together with a reconciliation to U.S. GAAP of net income and stockholders’ equity. As is described in note 29 to our audited consolidated financial statements, all of the financial information under U.S. GAAP in this annual report presented for years prior to 2006 was restated in 2005 to reflect (1) the reclassifications of amounts between accounts within stockholders’ equity due to differences related to (a) applications of accumulated losses against common stock allowed for MFRS but prohibited by U.S. GAAP and (b) application of offering costs for a public offering of stock in 2005 against common stock for U.S. GAAP, as such costs were applied against retained earnings for MFRS; (2) the reclassifications among operating, investing and financing activities and cash and cash equivalents within the U.S. GAAP cash flow statement for presentation of (a) restricted cash, included in cash and cash equivalents in MFRS, which must be presented under investing activities for U.S. GAAP purposes; (b) an available-for-sale investment that was included in cash and cash equivalents under MFRS and should be presented within investing activities for U.S. GAAP; (c) other assets within operating activities, which were presented in investing activities in the prior year cash flow; (d) long-term liabilities within operating activities, which were presented in financing activities in the prior year cash flow; and (e) inclusion of the effects (including supplemental disclosure) of fixed asset purchases on account; and (3) the restatement of deferred income taxes to include the effects of proportionately consolidating ICA Fluor Daniel, S. de R.L. de C.V.

The following tables present our selected consolidated financial information and that of our subsidiaries for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes to our financial statements.

	2006		2006		2005		2004		2003		2002
	(Millions		(Thousands of Mexican pesos, except per share and per ADS data)
	of U.S.
	dollars)(1)

Income Statement Data:
MFRS:
Total revenues	U.S.$	1,982	Ps.	21,395,719	Ps.	19,231,278	Ps.	13,707,074	Ps.	10,362,815	Ps.	9,433,702
Gross profit		285		3,068,379		2,411,782		1,721,476		1,036,458		1,321,766
Selling, general and administrative expense		134		1,450,769		1,309,436		1,175,025		991,833		1,145,270
Operating income		151		1,617,610		1,102,345		546,451		44,625		176,496
Financing cost (income) net		18		187,621		117,332		(13,020)		402,979		514,814
Other (income) expense, net(2)		(5)		(57,319)		(155,559)		16,583		297,893		255,944
Income tax(3)		35		381,564		360,045		533,653		359,650		609,804
Share in income (loss) of affiliated companies		2		21,525		102,139		182,932		(181,093)		(148,778)
Consolidated net income (loss)		92		985,843		782,930		163,020		(1,200,450)		(1,409,587)
Net income (loss) of minority interest		32		340,883		258,678		65,996		(40,594)		153,555
Net income (loss) of majority interest		60		644,960		524,252		97,024		(1,159,856)		(1,563,143)
Basic and diluted earnings (loss) per share of majority interest(5)		0.15		1.60		1.51		0.31		(9.08)		(13.31)
Basic and diluted earnings (loss) per ADS of majority interest(5)		0.88		9.60		9.06		1.88		(54.50)		(79.85)
Weighted average shares outstanding (000s):
Basic and diluted(5)		404,182		404,182		347,127		310,030		127,689		117,449
U.S. GAAP:
Total revenues		1,612		17,411,455		15,221,303		11,506,675		8,246,478		6,391,369
Operating income (loss)(7)		131		1,414,201		816,732		501,356		(60,046)		(377,842)
Income (loss) from continuing operations(4)		56		466,687		482,131		(43,731)		(1,179,651)		(1,596,797)
Income (loss) from discontinued operations(4)		—		—		—		60,044		(27,174)		98,295
Consolidated net income (loss)		56		466,687		482,131		20,313		(1,206,825)		(1,498,502)
Basic earnings (loss) per share from:
Continuing operations(5)		0.11		1.15		1.39		(0.14)		(9.24)		(13.60)
Discontinued operations(5)		—		—		—		0.20		(0.21)		0.84
Basic earnings (loss) per share(5)		0.11		1.15		1.39		0.06		(9.45)		(12.76)
Basic earnings (loss) per ADS(5)		0.66		6.91		8.34		0.36		(56.70)		(76.56)
Diluted earnings (loss) per share from:
Continuing operations		0.11		1.15		1.39		(0.14)		(9.24)		(13.60)
Discontinued operations		—		—		—		0.20		(0.21)		0.84
Diluted earnings (loss) per share(5)		0.11		1.15		1.39		0.06		(9.45)		(12.76)
Diluted earnings (loss) per ADS(5)		0.66		6.91		8.33		0.39		(56.71)		(76.55)
Weighted average shares outstanding (000s):
Basic		404,182		404,182		347,127		310,030		127,869		117,449
Diluted		404,997		404,997		347,510		310,030		127,869		117,449
Balance Sheet Data:
MFRS:
Total assets	U.S.$	3,357	Ps.	36,257,131	Ps.	32,361,618	Ps.	21,705,223	Ps.	17,268,378	Ps.	16,734,378
Long-term debt(8)		674		7,273,864		10,437,196		6,656,148		3,488,559		463,061
Capital stock		701		7,568,470		7,727,490		9,467,404		8,938,170		7,066,605

	2006		2006	2005	2004	2003	2002
	(Millions		(Thousands of Mexican pesos, except per share and per ADS data)
	of U.S.
	dollars)(1)

Total stockholders’ equity		1,305	14,092,014	13,405,197	6,309,522	5,781,836	4,543,102
U.S. GAAP:
Total assets		3,100	33,482,950	30,328,576	19,912,410	15,930,676	15,098,572
Long-term debt(8)		1,498	7,273,864	10,393,245	6,838,578	3,637,776	4,607,967
Capital stock(6)(9)		1,796	19,395,914	16,384,546	13,865,923	13,781,830	12,570,450
Total stockholders’ equity(6)(9)		822	8,860,973	8,626,078	5,766,469	5,436,629	4,225,891
Other Data:
MFRS:
Capital expenditures		136	1,471,079	1,039,404	1,115,994	672,838	196,963
Depreciation and amortization		79	848,914	763,148	965,157	598,145	483,878
Inflation Data:
Change in consumer price index	n/	a	4.05	3.33	5.19	5.19	3.97
Restatement factor	n/	a	4.49	0.15	3.64	3.64	8.95

(1)	Except share and inflation data. Amounts stated in U.S. dollars as of and for the year ended December 31, 2006 have been translated at a rate of Ps.10.7995 to U.S.$1.00 using the Federal Reserve noon buying rate on December 29, 2006. See “Exchange Rates.”

(2)	Includes for 2005 gain on purchases and sales of investments of Ps.82 million and other income of Ps.55 million relating to gain from sale of claims rights. Includes for 2004 other expense of Ps.33 million relating to severance costs and a Ps.173 million reversal of an impairment charge related to a concession. Includes for 2003 other expense of Ps.51 million relating to severance costs, Ps.132 million in costs associated with the curtailment of the pension plan and Ps.21 million in other income relating to a reversal of an impairment charge related to an investment in property, plant and equipment. Includes for 2002 other expense of Ps.134 million relating to severance costs, and other expense of Ps.90 million from the write-off of recoverable value-added taxes. See, “Item 5. Operating and Financial Review and Prospects — Operating Result — Other Expenses, Net.”

(3)	Effective January 1, 1999, we adopted Bulletin D-4 “Accounting for Income Tax, Tax on Assets and Statutory Employee Profit Sharing.”

(4)	Our construction aggregates and manufacturing segments are reported as discontinued operations as a result of the sale of our interest in subsidiaries engaged in the construction aggregates segment in 2003 and the disposition of our manufacturing segment in 2002.

(5)	Basic earnings (loss) per share and per ADS are based on the weighted average number of shares outstanding during each period and considering 6 shares per ADS. Diluted earnings (loss) per share and per ADS are calculated by giving effect to all potentially dilutive common shares outstanding during the period. See note 29 to our financial statements.

(6)	We adopted in 2006 the recognition and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. The effect of this adoption resulted in a decrease in accumulated other comprehensive income within stockholders’ equity for Ps.256,692, net of income taxes (see note 29 (g)).

(7)	There are differences in the classification of (i) certain expenses recorded under “other expenses (income)” related to severance costs, and the allowance and reversal for impairment of investments in concessions, property, plant and equipment and goodwill and (ii) statutory employee profit sharing. Under MFRS, these expenses are treated as non operating expenses and are not deducted in calculating operating income (loss), whereas under U.S. GAAP these expenses are treated as operating expenses and are deducted in calculating operating income (loss). Such amounts for 2006, 2005, 2004, 2003 and 2002 totaled Ps.216 million, Ps.(55) million, Ps.33 million, Ps.164 million and Ps.216 million, respectively. See note 29 to our financial statements.

(8)	Excluding current portion of long-term debt.

(9)	In the current as well as prior years, the stockholders of the Company approved the reclassification of accumulated losses as well as the portion of the insufficiency from restatement of capital related to inflationary effects against common stock. The Company determined that such applications of losses against common stock are not appropriate under U.S. GAAP. Such difference between MFRS and U.S. GAAP does not affect total stockholders’ equity under U.S. GAAP, but rather reclassifies amounts among stockholders’ equity which are affected by such applications, including retained earnings, cumulative other comprehensive income, common stock, additional paid-in capital and the reserve for the repurchase of shares (see note 29).

The principal differences, other than inflation accounting, between MFRS and U.S. GAAP and their effects upon net income (loss) and total stockholders’ equity are presented below. See note 29 to our financial statements.

	Year Ended December 31,
	2006		2006		2005		2004		2003		2002
	(Millions		(Thousands of Mexican pesos)
	of U.S.
	dollars)(1)

Reconciliation of net income (loss):
Net income (loss) of majority reported under MFRS	U.S.$	60	Ps.	644,960	Ps.	524,252	Ps.	97,024	Ps.	(1,159,856)	Ps.	(1,563,143)
U.S. GAAP adjustments for:
B-15 effect		—		—		(2,208)		2,659		(49,610)		55,514
Deferred income taxes		(8)		(87,069)		50,351		(3,948)		42,825		45,619
Deferred statutory employee profit sharing		(12)		(128,855)		—		—		—		(55,060)
Reversal of low-income housing sales		(5)		(55,288)
Capitalization of financing costs		—		3,058		1,596		69,639		37,973		17,631
Restatement for inflation on foreign sourced fixed assets		(1)		(6,507)		(4,479)		(15,352)		(31,814)		(6,949)
Accrual for severance payments		1		11,013		5,799		(19,287)		(20,606)		—
Exchange loss from Argentine subsidiary		—		—		—		—		—		28,328
Compensation cost on stock option plan		—		(1,429)		(1,816)		(2,426)		—		—
Impairment reversal		1		7,689		5,676		(170,070)		(21,857)		—
Effect of adjustment to labor obligations liability		—		—		—		—		—		(21,246)
Reversal of compensation cost recognized in MFRS upon exercise of option		2		19,190		4,094		—		—		—
Fair value interest rate cap		—		—		(62,251)		62,251		—		—
Minority interest applicable to above adjustments		6		59,925		(38,883)		(177)		(3,879)		804

Net income (loss) under U.S. GAAP		44		466,687		482,131		20,314		(1,206,825)		(1,498,502)

Reconciliation of stockholders’ equity
Total stockholders’ equity reported under MFRS		1,305		14,092,014		13,405,197		6,309,521		5,781,836		4,543,102
B-15 effect		—		—		(37,485)		158,692		249,320		(165,719)
Less minority interest in consolidated subsidiaries included as stockholders’ equity under MFRS		(420)		(4,533,411)		(4,504,111)		(519,497)		(478,177)		(179,574)
U.S. GAAP adjustments for:
Effect on retained earnings from:
Deferred income taxes		(202)		(2,185,977)		(2,098,908)		(2,149,259)		(2,145,311)		(2,188,136)
Deferred statutory employee profit sharing		(33)		(361,682)		(232,826)		(232,826)		(232,826)		(232,826)
Restatement for inflation on foreign sourced fixed assets		(21)		(232,124)		(225,618)		(221,139)		(205,787)		(173,973)
Capitalization of financing costs		(5)		(50,487)		(53,545)		(55,141)		(124,780)		(162,753)
Reversal of low-income housing sales		(5)		(55,288)
Accrual for severance payments		(5)		(69,277)		(80,290)		(86,089)		(66,802)		(45,556)
Gain on sale of foreign subsidiaries		24		260,930		260,930		260,930		260,930		260,930
Reversal of additional paid-in capital recognized in MFRS upon exercise of option		(2)		(23,284)		—		—		—		—
Fair value of interest rate cap		—		—		—		62,251		—		—
Impairment reversal		(17)		(178,562)		(186,251)		(191,926)		(21,857)

	Year Ended December 31,
	2006		2006		2005		2004		2003		2002
	(Millions		(Thousands of Mexican pesos)
	of U.S.
	dollars)(1)

Reversal of compensation cost recognized in MFRS upon exercise of option		2		23,284		2,278		—		—		—
Effect on insufficiency from restatement of capital and accumulated other comprehensive income related to:
Deferred income taxes		199		2,153,149		2,158,253		2,190,259		2,179,213		2,181,465
Deferred statutory employee profit sharing		8		81,754		81,754		81,754		81,754		81,754
Restatement for inflation on foreign sourced fixed assets		20		219,329		219,329		219,329		219,329		219,329
Gain on sale of foreign subsidiaries		(24)		(260,930)		(260,930)		(260,930)		(260,930)		(260,930)
Adjustment for excess of additional minimum liability		2		16,643		16,643		—		—		—
Adjustment to initially apply SFAS No. 158, net of tax		(24)		(256,692)		—		—		—		—
Minority interest applicable to above adjustments		21		221,584		161,658		200,540		200,716		204,524

Stockholders’ equity under U.S. GAAP	U.S.$	822	Ps.	8,860,973	Ps.	8,626,078	Ps.	5,766,469	Ps.	5,436,629	Ps.	4,225,891

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end, free-market exchange rate between the peso and the U.S. dollar, expressed in pesos per U.S. dollar. The average annual rates presented in the following table were calculated using the average of the exchange rates on the last day of each month during the relevant period. The data provided in this table is based on noon buying rates published by the Federal Reserve Bank of New York for cable transfers in Mexican pesos. We have not restated the rates in constant currency units. All amounts are stated in pesos. We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)

2002	10.43	9.00	10.43	9.75
2003	11.40	10.11	11.24	10.79
2004	11.64	10.81	11.15	11.31
2005	11.41	10.41	10.63	10.87
2006	11.46	10.43	10.99	10.90
December 2006	10.99	10.77	10.80	10.85
2007:
January 2007	11.09	10.76	11.04	10.96
February 2007	11.16	10.98	11.16	11.00
March 2007	11.18	11.01	11.04	11.11
April 2007	11.03	10.92	10.93	10.98
May 2007	10.93	10.74	10.74	10.82

(1)	Average of month-end rates or daily rates, as applicable.

Source: Federal Reserve Bank of New York.

In recent decades, the Mexican Central Bank has consistently made foreign currency available to Mexican private-sector entities (such as us) to meet their foreign currency obligations. Nevertheless, in the event of shortages of foreign currency, there can be no assurance that foreign currency would continue to be available to private-sector companies or that foreign currency needed by us to service foreign currency obligations or to import goods could be purchased in the open market without substantial additional cost.

Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of securities traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores), and, as a result, will likely affect the market price of our American Depository Shares, or ADSs. Such fluctuations will also affect the U.S. dollar conversion by The Bank of New York, the depositary for our ADSs, of any cash dividends paid by us in pesos.

On December 29, 2006, the Federal Reserve Bank of New York’s noon buying rate was Ps.10.80 per U.S.$1.00. On June 28, 2007, the Federal Reserve Bank of New York’s noon buying rate was Ps.10.79 per U.S.$1.00.

For a discussion of the effects of fluctuations in the exchange rates between the Mexican peso and the U.S. dollar, see “Item 10. Additional Information — Exchange Controls.”

RISK FACTORS

Risks Related to Our Operations

Our performance is tied to Mexican public sector spending on infrastructure facilities.

Our performance historically has been tied to Mexican public-sector spending on infrastructure facilities and to our ability to bid successfully for such contracts. Mexican public-sector spending, in turn, generally has been dependent on the state of the Mexican economy. A decrease in public-sector spending as a result of a deterioration of the Mexican economy, changes in Mexican governmental policy, or for other reasons can have an adverse effect on our financial condition and results of operations. In the period leading up to and following the recent change in Mexico’s president and Congress, the number of large public sector construction contracts the Mexican government offered for public bidding decreased and some public sector projects were deferred. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not negatively affect our operations. See “Risk Factors — Risks Related to Mexico and Other Markets in Which We Operate — Economic and political developments in Mexico could affect Mexican economic policy and our business, financial condition and results of operations.”

Our results of operations and financial condition are dependent on the El Cajon hydroelectric project.

In March 2003, the Mexican Federal Electricity Commission (Comision Federal de Electricidad, or CFE) awarded a U.S.$748 million (subsequently increased to U.S.$852 million as of December 31, 2006) contract for the engineering, procurement and construction of the El Cajon hydroelectric project to Constructora Internacional de Infraestructura, S.A. de C.V., or CIISA, a consortium in which two of our subsidiaries hold a combined 75% interest. The terms of the El Cajon contract required that we secure financing for the project costs and limit disbursements during the construction phase to 80% of the cash cost of any certified work performed. Because the terms of the construction contract provided that the CFE would pay for the project upon completion, and the financing obtained by CIISA covers only the project’s cash costs, the project did not generate any significant cash flow to us until February 27, 2007, when the CFE paid CIISA U.S.$525 million upon the delivery of the project’s first turbine unit. On June 1, 2007, CIISA delivered, and the CFE provisionally accepted, the project’s second turbine unit, the final acceptance of which, pursuant to the contract, requires CIISA to successfully conclude performance tests and deliver related documentation. We expect to complete the project in August 2007. There can be no assurance that we will receive part or all of the remaining U.S.$348 million owed to CIISA upon the project’s completion, or that we will recover any additional amounts that may be in dispute. We have recognized revenues from the El Cajon project based on the percentage of completion method of accounting, which relies on certain estimates and assumptions, and which as of March 31, 2007 permits us to recognize a value of U.S.$873 million. Since a substantial majority of the project’s revenues have been recognized and costs have been incurred as of March 2007, any decrease in the actual revenues collected or expected to be collected from the project would likely have a material impact on our cash flows and operating profit in 2007.

Competition from foreign and domestic construction companies may adversely affect our results of operations.

The market for construction services in Mexico is highly competitive. As a result of the integration of the Mexican economy into the global economy, we must compete with foreign construction companies for most of the industrial and infrastructure projects on which we bid in Mexico. We believe that competition from foreign companies has adversely affected the Mexican construction industry’s operating margins, including our own, as foreign competition has driven down pricing. Furthermore, many of our foreign competitors have better access to capital and greater financial and other resources, which affords them a competitive advantage in bidding for such projects.

Foreign competition also allows sponsors such as governing agencies for infrastructure construction and industrial construction projects to require contractors to provide construction on a “turnkey” basis, which increases our financial risks.

See “Item 4. Information on the Company — Business Overview — Description of Business Segments — Industrial Construction.”

Our use of the percentage-of-completion method of accounting could result in a reduction or reversal of previously recorded revenues or profits.

Under our accounting procedures, we measure and recognize a large portion of our revenues and profits under the percentage-of-completion accounting methodology. This methodology allows us to recognize revenues and profits ratably over the life of a construction contract without regard to the timing of receipt of cash payments by comparing the amount of the costs incurred to date against the total amount of costs expected to be incurred. The effect of revisions to revenues and estimated costs is recorded when the amounts are known and can be reasonably estimated, and these revisions can occur at any time and could be material. On a historical basis, we believe that we have made reasonably reliable estimates of the progress towards completion on our long-term contracts. However, given the uncertainties associated with these types of contracts, it is possible for actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded revenues and profits.

We have faced, and will likely continue to face, liquidity constraints.

In recent years we faced substantial constraints on our liquidity due to reduced sales and requirements to reduce or pay our corporate debt. Our expected future sources of liquidity include cash flow from our construction activities and third party financing to fund our projects’ capital requirements. There can be no assurance that we will be able to continue to generate liquidity from any of these sources.

We continue to face large funding needs for new projects that require full or partial financing and guarantees in the form of letters of credit and continuing financing needs from our current projects. The demand for funding could adversely affect our liquidity. There can be no assurance we will not face similar funding needs in the future. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

Our future revenues will depend on our ability to finance and bid for infrastructure projects.

We believe that our ability to finance construction projects through various financial arrangements has enabled us to compete more effectively in obtaining such projects. Providing financing for construction projects, however, increases our capital requirements and exposes us to the risk of loss of our investment in the project. We seek to compensate for this risk by entering into financing arrangements only on terms that we believe provide us with a reasonable return on our investment. There can be no assurance that we will be able to realize these objectives.

Under our construction contracts, we are increasingly required to assume the risk of inflation, exchange rate fluctuations, increases in the cost of raw materials and errors in contract specifications, which could jeopardize our profits.

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

In the past we experienced significant losses due to risks assumed by us in fixed price and not-to-exceed contracts, and we may face similar difficulties in the future. For example, a number of our construction contracts specify fixed prices for various raw materials and other inputs necessary for the construction business, including steel, asphalt, cement, construction aggregates, fuels and various metal products, increased prices of which can negatively affect our results if we are unable to transfer the risk to the customer.

Under the terms of many of our fixed price contracts, we have been required to bear the cost of the increases in the cost of raw materials from the time we entered into the contracts, which has adversely affected our results of operations. We do not enter into long-term purchase contracts for cement or steel and, instead, rely on purchases from various suppliers. Prices for various steel products increased significantly between 2003 and 2006, which we believe has primarily been the result of substantially increased economic activity in China and, in 2006, a strike by a miners union at one of Mexico’s largest domestic producers of iron ore. In addition, there has been an increase in the price of copper products, which we estimate increased our expenses by approximately U.S.$5 million during the period from August 2004 to March 2007. Although we seek to negotiate for the recognition of the increase in the cost of raw materials for our contracts whenever possible, there can be no assurance that we will be successful in recovering any portion of these cost increases, which will negatively affect our operating margins.

We may also run into other construction and administrative cost overruns, including as a result of incorrect contract specifications that we are unable to pass on to the customer. We expect that, because of conditions attendant to financing arrangements, future concession-related, infrastructure and industrial construction contracts may not permit an adjustment of the contract price for additional work done due to incorrect project specifications and, as a result, our operating margins will be negatively affected. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Construction — Civil Construction.”

A substantial percentage of our cash and cash equivalents are held through less-than-wholly owned subsidiaries or joint ventures that restrict our access to their resources.

As of March 31, 2007, we had total cash and short-term investments of Ps.4,525 million (March 31, 2007 pesos), as compared to Ps.5,108 million as of December 31, 2006, Ps.6,545 million as of December 31, 2005 and Ps.3,704 million as of December 31, 2004. As of March 31, 2007, we held 71% of our total cash and short-term investments through less-than-wholly owned subsidiaries or in joint ventures (42% in Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or GACN, 28% in ICA-Fluor, 4% in CIISA and 1% in Rodio Cimentaciones Especiales S.A. and Kronsa Internacional S.A., our Spanish construction subsidiaries, which we refer to as Rodio Kronsa). The remainder of our total cash and short-term investments as of March 31, 2007 (Ps.1,293 million), was held at the parent company or in other operating subsidiaries. The use of cash and cash equivalents by ICA-Fluor, CIISA or Rodio Kronsa requires the consent of the other shareholders or partners, as applicable, of such subsidiary or joint venture, which are the Fluor Corporation, in the case of ICA-Fluor, La Peninsular Compañia Constructora, S.A. de C.V., Power Machines-ZTL, LMZ, Electrosila and Energomachtexport S.A. in the case of CIISA and Soletanche Bachy Group, in the case of Rodio Kronsa. Lack of such consent could limit our access to liquid resources and limits us from freely deciding when to use such cash.

Some of our assets are pledged to issuers of letters of credit and under other credit arrangements.

As of March 31, 2007, a portion of our assets was pledged to issuers of letters of credit and under other credit arrangements. These assets are pledged to a number of banks, including: WestLB AG, Norddeutsche Landesbank Girozentrale and Banco Santander. The assets we have pledged include: series “B” shares in GACN held by Aeroinvest S.A. de C.V., or Aeroinvest (a subsidiary that indirectly holds interests in airport concessions); construction machinery and equipment owned by Ingenieros Civiles Asociados, S.A. de C.V. (a construction subsidiary); and the portion of cash flow that represents free cash flow from Corredor Sur and Acapulco tunnel. We expect that most of the assets securing letters of credit will remain pledged until the letters of credit secured by these assets expire. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these banks and our ability to incur further debt (whether secured or unsecured) is limited.

We may have difficulty obtaining the letters of credit and bonds that we require in the normal course of our operations.

Historically, our clients have required us to obtain bonds to secure, among other things, bids, advance payments and performance. In recent years, however, our clients, including the CFE with the El Cajon hydroelectric project and Petroleos Mexicanos, or Pemex, have been increasingly requiring letters of credit and other forms of guarantees to secure such bids, advance payments and performance. In the past we have found it difficult to obtain the performance bonds or letters of credit necessary to perform the large infrastructure projects that historically have generated a substantial majority of our revenues. There can be no assurance that in the future we will not find it difficult to obtain performance bonds or letters of credit. Because we have pledged assets in order to secure letters of credit, our ability to provide additional letters of credit and other forms of guarantees secured with assets is limited, which may impact our ability to participate in projects in the future.

Financing requirements for the El Cajon hydroelectric project may constrain our liquidity.

CIISA is required to post a performance bond or a letter of credit for the benefit of CFE equal to 10% of the value of the work to be performed each calendar year. CIISA obtained the U.S.$30 million letter of credit for 2005, the U.S.$10 million letter of credit for 2006 and the U.S.$1.0 million letter of credit for 2007. The letters of credit for any given year had to be obtained by December 31 of the preceding year. As owners of 75% of CIISA, we are required to obtain 75% of the aforementioned letters of credit, with the balance to be provided by the other shareholders of CIISA. In addition, we may be required to contribute additional capital to finance the portion of cash costs that are not disbursed by the CFE. In June 2006, we obtained a U.S.$60 million bank loan to finance the additional capital that we may be required to contribute to CIISA.

CIISA obtained permanent financing for the El Cajon hydroelectric project in the first quarter of 2004, consisting of a U.S.$452.4 million syndicated loan and a U.S.$230 million bond. The syndicated loan and bond contain various restrictive covenants typical for project financing. The permanent financing required that CIISA obtain U.S.$26 million in letters of credit to be used as collateral for the financing. The terms of the syndicated loan also include a U.S.$53 million contingent facility that can be drawn upon to cover increases in the cost of the project or if CFE requests that additional works be done on the project, and a U.S.$28 million cost-overrun facility that can be drawn upon to cover cost-overruns. If CIISA did not meet certain minimum financial ratios based on a percentage of certified work completed on the project, disbursements under the cost-overrun facility were contingent upon CIISA obtaining additional letters of credit. We used both the contingent and the cost-overrun facilities. In 2006 we executed a U.S.$60 million subordinated credit agreement with WestLB. Additionally, in 2007 CIISA posted a two-year quality guaranty for the first power generation unit in the form a U.S.$52 million bond and will be required to post an additional U.S.$33 million quality guaranty bond upon final acceptance of the second unit, which is expected to occur in August 2007. CIISA is a special purpose subsidiary created to construct the El Cajon hydroelectric project. We and the other shareholders of CIISA have agreed to guarantee certain obligations of CIISA under the project contracts, including the financing documents, subject to certain limitations in the event of an early termination of the public works contract for the project. If CIISA is unable to pay its liabilities, we would be forced to use part of our liquidity to fulfill the obligations.

The nature of our engineering and construction business exposes us to potential liability claims and contract disputes, which may reduce our profits.

We engage in engineering and construction activities for large facilities where design, construction or systems failures can result in substantial injury or damage to third parties. We have been and may in the future be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters. These claims generally arise in the normal course of our business. When it is determined that we have liability, we may not be covered by insurance or, if covered, the dollar amount of these liabilities may exceed our policy limits. In addition, even where insurance is maintained for such exposures, the policies have deductibles resulting in our assuming exposure for a layer of coverage with respect to any such claims. Any liability not covered by our insurance, in excess of our insurance limits or, if covered by insurance but subject to a high deductible, could result in a significant loss for us, which may reduce our profits and cash available for operations.

Our participation in projects outside Mexico involves greater risks than those typically faced in Mexican projects and could jeopardize our profits.

From 1994 to 2002, our strategy placed greater emphasis on our international operations in order to compensate for the lower level of construction activity in Mexico following the December 1994 Mexican peso devaluation and the resulting economic crisis in Mexico. We pursued this strategy through acquisitions of foreign companies, such as CPC S.A., or CPC, our former Argentine subsidiary, as well as through the direct involvement by our Civil Construction and Industrial Construction divisions in foreign projects, such as the Corredor Sur highway concession in Panama and the Malla Vial street network refurbishment project in Colombia. To date, our foreign projects in Latin America have generated mixed results. We had losses on projects such as the Malla Vial street network refurbishment project in Colombia, the construction of a segment of the light rail system in Puerto Rico, the construction of the San Juan Coliseum in Puerto Rico and the construction of the AES power project in the Dominican Republic. As a result of these losses, we have sought to be more selective in our involvement in international operations, and are placing limits on international operations based on risks related to the project’s location, the client and the risks inherent to particular projects. However, there can be no assurance we will be successful in these efforts. Based on the number of international contracts currently in place and past experience, there is a risk that future profits could be jeopardized.

We have increasingly been required to meet minimum equity requirements, financial ratios or more stringent experience requirements in order to bid on large public infrastructure projects, which could reduce our ability to bid for potential projects.

In recent years, we have increasingly been required to meet minimum equity requirements, certain financial ratios or more stringent requirements in order to bid on large public infrastructure projects. For example, Pemex, Mexico’s state-owned oil company, has increasingly required that companies that submit bids for certain of its public projects meet minimum equity requirements. Similarly, Mexico City’s government has increasingly required that companies submitting bids for its public works projects meet certain minimum financial ratios. Although we have historically been able to comply with such requirements, there can be no assurance that we will be able to do so in the future. If we do not meet such requirements, it could reduce our ability to bid for potential projects, which would have an adverse effect on our financial condition and results of operations.

Our backlog of construction contracts is not necessarily indicative of our future revenues.

The amount of backlog is not necessarily indicative of our future revenues related to the performance of such work. Although backlog represents only business that is considered to be firm, there can be no assurance that cancellations, failure to collect or scope adjustments will not occur. As of March 31, 2007, three projects represented a significant part of our backlog: Ps.2,920 million or 25.3% of our construction backlog was related to a contract with Pemex for the construction of the cryogenic plants Reynosa 5 and Reynosa 6; Ps.1,880 million or 16.3% of our construction backlog was related to a contract with Pemex for the reconfiguration of Package II of the Minatitlan refinery, including auxiliary services, wastewater treatment and integration works at the facility, which we expect to complete in 2008; and Ps.1,162 million, or 10.1% of our construction backlog was related to contract with our subsidiary COVIQSA for the modernization and construction of the Queretaro-Irapuato Highway, which we expect to complete in 2008. We refer to the project contracted with Pemex for the reconfiguration of the Package II of the Minatitlan refinery as Package II of the Minatitlan refinery project. We cannot assure you that we will secure contracts equivalent in scope and duration to replace the backlog or that the current backlog will perform as expected. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Construction — Construction Backlog.”

We face risks related to project performance requirements and completion schedules, which could jeopardize our profits.

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

The Mexican government may terminate our concessions under various circumstances, some of which are beyond our control.

Our concession titles are some of our principal assets, and we would be unable to continue operations of a particular concession without the title. A concession may be revoked by the Mexican government for certain prescribed reasons pursuant to the particular title and the particular governing law, which may include failure to comply with development and/or maintenance programs, temporary or permanent halt in our operations, failure to pay damages resulting from our operations, exceeding our maximum rates or failure to comply with any other material term of a concession.

The Mexican government may also terminate a concession at any time through reversion, if, in accordance with applicable Mexican law, it determines that it is in the public interest to do so. The Mexican government may also assume the operation of a concession in the event of war, public disturbance or a threat to national security. In addition, in the case of a force majeure event, the Mexican government may require us to implement certain changes in our operations. In the event of a reversion of the public domain assets that are the subject of our concessions, the Mexican government under Mexican law is generally required to compensate us for the value of the concessions or added costs. Similarly, in the event of an assumption of our operations, other than in the event of war, the government is required to compensate us and any other affected parties for any resulting damages. There can be no assurance that we would receive compensation equivalent to the value of our investment in a concession.

Our failure to recover adequately on claims against project owners for payment could have a material effect on us.

We occasionally bring claims against project owners for additional cost that exceed the contract price or for amounts not included in the original contract price. These types of claims occur due to matters such as owner-caused delays or changes from the initial project scope, which result, both directly and indirectly, in additional cost. Often, these claims can be the subject of lengthy arbitration or litigation proceedings, and it is often difficult to accurately predict when these claims will be fully resolved. When these types of events occur and unresolved claims are pending, we may invest significant working capital in projects to cover cost overruns pending the resolution of the relevant claims. A failure to promptly recover on these types of claims could have a material adverse impact on our liquidity and financial condition.

Our continued success requires us to hire and retain qualified personnel.

Over the past year, the demand for employees who engage in and are experienced in the services we perform has continued to grow as our customers have increased their capital expenditures and the use of our services. The success of our business is dependent upon being able to attract and retain personnel, including engineers, corporate management and craft employees, who have the necessary and required experience and expertise. Competition for these kinds of personnel is intense. Difficulty in attracting and retaining these personnel could reduce our capacity to perform adequately in present projects and to bid for new ones.

We maintain a workforce based upon current and anticipated workloads. If we do not receive future contract awards or if these awards are delayed, significant cost may result.

Our estimates of future performance depend on, among other matters, whether and when we will receive certain new contract awards. While our estimates are based upon our good faith judgment, these estimates can be unreliable and may frequently change based on newly available information. In the case of large-scale domestic and international projects where timing is often uncertain, it is particularly difficult to predict whether and when we will receive a contract award. The uncertainty of contract award timing can present difficulties in matching our workforce size with our contract needs. If an expected contract award is delayed or not received, Mexican labor law requirements could cause us to incur cost resulting from reductions in workforce or redundancy of facilities that would have the effect of reducing our profits.

We have had substantial losses in past years, which could recur in the future.

Several years ago, we suffered recurring losses. We reported an operating loss of Ps.792 million in 2001, and net losses of Ps.1,200 million in 2003, Ps.1,409 million in 2002 and Ps.5,084 million in 2001. In 2006, 2005 and 2004, we reported both operating income and net income. Our long-term profitability is dependent in significant part on our ability to implement more selective contracting practices and productivity improvements, as well as various factors outside of our control, such as Mexican public sector spending on infrastructure, the demand for construction services, the cost of materials such as steel and cement, prevailing financing conditions and availability, and exchange and interest rates. There can be no assurance that we will be able to effectively implement more selective contracting practices and other productivity improvements, obtain financing on favorable terms, or that these various factors will not have an adverse effect on our financial condition or results of operations.

Risks Related to Our Airport Operations

Our revenues, profits and earnings are highly dependent on GACN.

In 2006, GACN represented 8% of our revenues and 39% of our operating income. The continuation of GACN’s airport concessions from the Mexican government is essential to GACN’s contribution of revenues. Any adverse effect to GACN would have an adverse effect on our operating results.

GACN’s revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at its airports. These factors directly determine GACN’s revenues from aeronautical services and indirectly determine its revenues from non-aeronautical services. Passenger and cargo traffic volumes and air traffic movements depend in part on many factors beyond our control, including economic conditions in Mexico and the U.S., the political situation in Mexico and elsewhere in the world, the attractiveness of GACN’s airports relative to that of other competing airports, fluctuations in petroleum prices (which can have a negative impact on traffic as a result of fuel surcharges or other measures adopted by airlines in response to increased fuel costs) and changes in regulatory policies applicable to the aviation industry. International conflicts and health epidemics have negatively affected the frequency and pattern of air travel worldwide. The occurrence of any of these developments would adversely affect GACN’s business, and in turn, our business. Any decreases in air traffic to or from our airports as a result of factors such as these could adversely affect GACN’s business, results of operations, prospects and financial condition, thereby negatively affecting our overall results.

Terrorist attacks have had a severe impact on the international air travel industry and have adversely affected our business and may do so in the future.

As with all airport operators, we are subject to the threat of terrorist attack. The terrorist attacks on the United States on September 11, 2001 had a severe adverse impact on the air travel industry, particularly on U.S. carriers and on carriers operating international service to and from the United States. Airline traffic in the United States fell precipitously after the attacks. GACN’s terminal passenger volumes declined 5.8% in 2002 as compared to 2001. In the event of a terrorist attack involving one of GACN’s airports directly, airport operations would be disrupted or suspended during the time necessary to conduct rescue operations, investigate the incident and repair or rebuild damaged or destroyed facilities, and our future insurance premiums would likely increase. In addition, our insurance policies do not cover all losses and liabilities resulting from terrorism. Any future terrorist attacks, whether or not involving aircraft, will likely adversely affect our business, results of operations, prospects and financial condition.

Because a substantial majority of GACN’s international flights involve travel to the U.S., it may be required to comply with security directives of the U.S. Transportation Security Administration, in addition to the directives of Mexican aviation authorities. Security measures taken to comply with future security directives or in response to a terrorist attack or threat could reduce passenger capacity at GACN’s airports due to increased passenger screening and slower security checkpoints, which would have an adverse effect on GACN’s results of operations.

GACN provides a public service regulated by the Mexican government and its flexibility in managing its aeronautical activities is limited by the regulatory environment in which GACN operates.

We operate 13 concessioned airports in Mexico through GACN. We began consolidating GACN’s balance sheet as of December 31, 2005 and its results of operations as of January 1, 2006. As of December 31, 2006, we controlled shares representing approximately 53% of GACN’S capital stock. Our interest in GACN exposes us to risks associated with airport operations.

GACN operates its airports under concessions, the terms of which are regulated by the Mexican government. As with most airports in other countries, GACN’s aeronautical fees charged to airlines and passengers are regulated. In 2004, 2005 and 2006, approximately 83.5%, 81.5% and 81.8%, respectively, of GACN’s total revenues were earned from aeronautical services, which are subject to price regulation. These regulations may limit our flexibility in operating GACN’s aeronautical activities, which could have a material adverse effect on GACN’s business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to GACN’s operations and that affect its profitability are authorized (as in the case of its master development programs) or established (as in the case of its maximum rates) by the Ministry of Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability to unilaterally change GACN’s obligations (such as the investment obligations under its master development programs or the obligation under its concessions to provide a public service) or increase its maximum rates applicable under those regulations should passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of GACN’s revenues to be regulated, which could limit GACN’s flexibility in setting prices for additional sources of revenues that are not currently subject to any restriction.

The operations of GACN’s airports may be affected by the actions of third parties, which are beyond our control.

As is the case with most airports, the operation of GACN’s airports is largely dependent on the services of third parties, such as air traffic control authorities and airlines. GACN is also dependent upon the Mexican government or entities of the government for provision of services, such as electricity, supply of fuel to aircraft, air traffic control and immigration and customs services for international passengers. We are not responsible for and cannot control the services provided by these parties. Any disruption in, or adverse consequence resulting from, their services, including a work stoppage or other similar event, may have a material adverse effect on the operation of GACN’s airports and on GACN’s results of operations.

In addition, GACN is dependent on third-party providers of certain complementary services such as catering and baggage handling. For example, Grupo Aeromexico and Grupo Mexicana together control Servicios de Apoyo en Tierra, or SEAT, pursuant to a joint venture. Consorcio Aeromexico, which owns Grupo Aeromexico, has announced publicly that it intends to sell its remaining ownership interest in SEAT separately from the proposed sale of its ownership interest in Grupo Aeromexico. SEAT is currently the largest provider of baggage and handling services at GACN’s airports. If these service providers, including SEAT, were to halt operations at any of GACN’s airports, GACN would be required to seek a new provider of these services or provide these services itself, either of which is likely to result in increased costs and have an adverse impact on its results of operations.

The Mexican government could grant new or expanded concessions that compete with our airports and could have an adverse effect on our revenues.

The Mexican government could grant additional or expanded concessions to operate existing government managed airports or authorize the construction of new airports, which could compete directly with our airports. In the future, we also may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession. Historically, Aeropuerto del Norte has been used solely for general aviation flights. Recently, the state of Nuevo Leon has approached the Ministry of Communications and Transportation to discuss the possibility of amending Aeropuerto del Norte’s concession to allow it to serve commercial aviation flights. To date, the Ministry of Communications and Transportation has not amended Aeropuerto del Norte’s concession. However, there can be no assurance that the Ministry of Communications and Transportation will not authorize such an amendment and that commercial aviation flights will not operate from Aeropuerto del Norte in the future.

Any competition from other such airports could have a material adverse effect on our business and results of operations. Under certain circumstances, the grant of a concession for a new or existing airport must be made pursuant to a public bidding process. In the event that a competing concession is offered in a public bidding process, there can be no assurance that we would participate in such process, or that we would be successful if we did participate.

Actions by parties purporting to be former owners of land comprising a portion of the Ciudad Juarez International Airport could cause our concession to operate the airport to be invalid.

Parties purporting to be former owners of land comprising a portion of GACN’s Ciudad Juarez International Airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government. As an alternative to recovery of this land, the claimants also sought monetary damages of U.S.$120 million. On May 18, 2005, a Mexican court ordered GACN to return the disputed land to the plaintiffs. An appellate court later vacated the May 18, 2005 court order, nullified the underlying legal proceeding and dismissed the plaintiffs’ claim without prejudice. The appellate decision was based upon Mexican constitutional provisions and the terms of our concessions. On November 28, 2006, against the appellate court order, the plaintiffs filed a new constitutional claim or juicio de amparo, which is pending resolution. In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or otherwise adverse to GACN, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for GACN’s use, which we believe the terms of our concessions would require, GACN’s concession to operate the Ciudad Juarez Airport would terminate. In 2005 and 2006, the Ciudad Juarez International Airport represented 5.2% and 5.4%, respectively, of GACN’s revenue. Although we believe, and GACN has been advised by the Ministry of Communications and Transportation that, under the terms of GACN’s concessions the termination of its Ciudad Juarez concession would not affect the validity of its remaining airport concessions and that the Mexican federal government would be obligated to indemnify GACN against any monetary or other damages resulting from the termination of its Ciudad Juarez concession or a definitive resolution of the matter in favor of the plaintiffs, there can be no assurance that GACN would be so indemnified.

Most of the shares of GACN owned by our subsidiary Aeroinvest, are subject to foreclosure if Aeroinvest defaults on certain loans.

In December 2005, Aeroinvest, our subsidiary, entered into a credit agreement in the amount of U.S.$125 million with WestLB AG. In September 2006, it entered into a second credit agreement in the amount of U.S.$15 million with WestLB AG, which was later amended and transferred to Halkin Finance PLC, as lender, to increase the principal amount of the second credit agreement to U.S.$55 million. The second credit agreement was later increased to U.S.$91 million, which resulted in a total facility of U.S.$216 million. The funds from the facility were used primarily to finance the acquisition by Aeroinvest of 35.3% of the capital stock of GACN in the form of series “B” shares from the Mexican government, and an additional 2% of the capital stock of GACN in the form of series “B” shares by Servicios de Tecnologia Aeroportuaria, S.A. de C.V., or SETA. Under the conditions of the facility, GACN is not liable for the payment of any amounts due under the facility nor will GACN be liable for the proposed refinancing. Aeroinvest subsequently purchased additional series “B” shares representing 0.74% of the capital stock of GACN.

Aeroinvest is the holder of (1) 36.04% of GACN’s capital stock in the form of series “B” shares, and (2) 74.5% of the shares of SETA, which in turn holds 16.7% of the capital stock of GACN in the form of series “B” and series “BB” shares.

In June 2007, Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith, Incorporated, or Merrill Lynch, to refinance the existing facility. The refinancing was approved at GACN’s extraordinary general shareholders’ meeting held January 31, 2007. The refinancing will consist of the issuance of three series of notes by a Mexican trust, each of which has a term of 10 years. The total amount of the refinancing is approximately Ps.2,805,000,000, payable in U.S. dollars. Its purpose is prepayment of the existing facility, related costs, fees, reserves and general corporate purposes. Aeroinvest has pledged and assigned its economic and corporate interests in its series “B” shares of GACN, and has assigned its economic and corporate interests in its 74.5% ownership of SETA. Under the refinancing, Aeroinvest will retain the right to vote at all times prior to failing to make a required payment. Both we and Aeroinvest made corporate guarantees in connection with the refinancing. If Aeroinvest defaults on its obligations under these credit facilities or notes, the creditors under these indebtedness arrangements could foreclose on the collateral, including our interest in shares of GACN representing 36.04% of GACN’s capital stock. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness — GACN.”

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

A substantial portion of our construction revenues are earned under contracts whose prices are denominated in U.S. dollars, while the majority of our raw materials, a portion of our long-term indebtedness and a substantial portion of our day-to-day expenses, including employee compensation, are denominated in Mexican pesos. As a result, an appreciation of the Mexican peso relative to the U.S. dollar would decrease our dollar revenues when expressed in Mexican pesos. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods, due to the translation of the financial results of our foreign subsidiaries, such as Rodio Kronsa.

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

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant effect on Mexican private sector entities in general, and us in particular, and on market conditions, prices and returns on Mexican securities, including our securities. In the past, economic and other reforms have not been enacted because of strong congressional opposition to the president. This was the case during the term of President Vicente Fox, which lasted from 2000 to 2006.

Federal elections were held in Mexico on July 2, 2006. Felipe Calderon of the center-right Partido Accion Nacional, or PAN, obtained a plurality of the vote, with a narrow margin over the Partido de la Revolucion Democratica, or PRD, and over the Partido Revolucionario Institucional, or PRI. Although the PAN won a plurality of the seats in the Mexican Congress in the election, no party succeeded in securing a majority in either chamber of the Mexican Congress. The absence of a clear majority by a single party is likely to continue at least until the next Congressional election in 2009. This situation may result in government gridlock and political uncertainty due to the Mexican Congress’ potential inability to reach consensus, most importantly, related to the structural reforms required to modernize certain sectors of the Mexican economy. Because our performance historically has been tied to Mexican public-sector spending on infrastructure facilities and Mexican public-sector spending is, in turn, generally dependent on the political climate in Mexico, we cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operations.

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

As of December 31, 2006, our Chairman and his family and the management trust, as a group, beneficially owned approximately 10.84% of our total shares outstanding. Of this amount, 7.95% of our shares were beneficially held by Bernardo Quintana I. and his family and 2.89% were held through the management trust). See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

Actions by our management with respect to the disposition of the shares and ADSs they beneficially own, or the perception that such action may occur, may adversely affect the trading price of the shares on the Mexican Stock Exchange or the ADSs on the New York Stock Exchange.

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. This annual report contains forward-looking statements. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, cash flow, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those related to anticipated trends, competition and regulation;

•	statements about our future economic performance or that of Mexico or other countries in which we operate; and

•	statements of assumptions underlying such statements.

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

According to data from the Mexican Chamber of the Construction Industry (Camara Mexicana de la Industria de la Construccion) and the INEGI (Instituto Nacional de Estadistica, Geografia e Informatica), we are the largest engineering, procurement and construction company in Mexico based on our relative share of the total revenues of the formal construction sector in Mexico, and are the largest provider in Mexico of construction services to both public and private-sector clients. We are engaged in a full range of construction and related activities, involving the construction of infrastructure facilities, as well as industrial, urban and housing construction. In addition, we are engaged in the development and marketing of real estate, the construction, maintenance and operation of airports, highways, bridges and tunnels and in the management and operation of water supply systems and solid waste disposal systems under concessions granted by governmental authorities.

Since 1947, we have greatly expanded and diversified our construction and related businesses. In the past, our business strategy had been to strengthen and expand our core construction business, while diversifying our sources of revenue. In particular, the Mexican economic crisis triggered by the peso devaluation in 1994 led us to seek new growth opportunities in related businesses in Mexico and in construction businesses outside of Mexico, notably Latin America. In recent years, however, we redefined our business focus to emphasize our construction business in Mexico, which in 2005 and 2006 accounted for approximately 92% and 83%, respectively, of our revenues. As a result, we started our non-core divestment program, under which we have sold non-core assets, and used the proceeds from such sales to pay corporate debt. We concluded our non-core divestment program in 2006. In addition, we intend to increase our participation in the low-income housing development business and in other residential developments, as well as in infrastructure operations.

Our increased participation in infrastructure operations is a part of our strategy to minimize the effect of business and macroeconomic cycles in the construction industry.

August 2005 Equity Offering

On August 10, 2005 we sold 90,622,491 of our newly-issued shares at a price of Ps.27.00 per share through the Mexican Stock Exchange and to institutional investors outside of Mexico. Sixty-five percent of the shares were placed through the Mexican Stock Exchange and thirty-five percent of the shares were placed with institutional investors outside Mexico, including to certain qualified institutions in the United States in an offering exempt from registration under Section 4(2) of the U.S. Securities Act of 1933, as amended. We received total proceeds of Ps.2,447 million, before expenses. Of the net proceeds from this offering, as of December 31, 2006, we have used:

•	Ps.1,693 million for the acquisition of the 44.94% interest in GACN;

•	Ps.221 million as working capital for El Cajon and other projects in the civil construction segment;

•	Ps.113 million for land reserve acquisitions in the Housing Development segment;

•	Ps.94 million for payment of fees and commissions in connection with the issuance;

•	Ps.56 million for an equity investment in the Irapuato — La Piedad highway concession; and

•	Ps.270 million for corporate uses.

Reverse Stock Split

On December 12, 2005 we completed a one-for-six reverse stock split in which holders of our ordinary shares received one newly issued ordinary share for every six old ordinary shares. The exchange ratio of ordinary shares and ordinary participation certificates, or CPOs, remained 1:1. Simultaneously with the reverse stock split applicable to our ordinary shares, we amended the terms of the deposit agreement relating to our ADSs such that the exchange ratio of CPOs to ADSs was changed to 12:1 from 6:1. The combination of these transactions resulted in the equivalent of a one-for-twelve reverse split for our ADSs.

Unless otherwise noted herein, all share and per share data in this annual report have been adjusted to reflect he reverse stock split for all periods presented.

GACN Consolidation

In December 2005, we directly and indirectly acquired approximately 45% of the shares of GACN, a company which holds concessions to operate, maintain and develop 13 airports in Mexico, in a series of transactions. First, we acquired an additional 59.6% interest in Servicios de Tecnologia Aeroportuaria, or SETA, bringing our total ownership interest in SETA to 74.5%. SETA is the strategic shareholder of GACN and owns approximately 15% of GACN’s capital stock. Second, we purchased a direct interest currently representing approximately 35% of the capital stock of GACN from the Mexican government. The aggregate U.S.$289.8 million purchase price for this 35% stake was funded using U.S.$164.8 million in cash on hand, which we obtained from the August 2005 equity offering, and U.S.$125 million from an 18-month bridge financing provided by WestLB AG and Nord LB. On June 13, 2006, we exercised an option to acquire an additional 2% interest in GACN. In December 2006, we acquired an additional 0.7% interest in GACN as part of the public offering of GACN shares held by Nacional Financiera, S.N.C., or NAFIN, a Mexican national credit institution and development bank. As a result of these transactions, we control, directly and through our investment in SETA, an approximate 53% interest in GACN. In June 2007, we entered into agreements with Merrill Lynch to refinance the loans we obtained in connection with the GACN acquisition. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness — GACN.”

In January 2007, we signed an agreement to purchase 39% of the shares of the environmental services company Proactiva Medio Ambiente Mexico, S.A. de C.V., or PMA Mexico. PMA Mexico operates municipal potable water treatment and supply, sewage, wastewater treatment, sanitary landfills, solid waste management and hazardous waste managements systems through service contracts and concessions. PMA Mexico was previously known as Consorcio Internacional del Medio Ambiente, S.A. de C.V., or CIMA, and was established as a 50%-50% joint venture with Proactiva Medio Ambiente. In 2006, we sold all but 10% of our interest in CIMA for Ps.306 million (U.S.$27 million). Given our increased focus on infrastructure operations, the shares were repurchased from Proactiva Medio Ambiente and as of March 31, 2007, we hold 49% of PMA Mexico and Proactiva Medio Ambiente holds 51%.

Unless the context otherwise requires, the terms “us,” “we” and “ICA” as used in this annual report refer to Empresas ICA, S.A.B. de C.V. and its consolidated subsidiaries. We are a holding company that conducts all of our operations through subsidiaries. The references herein to segments or sectors are to combinations of various subsidiaries that have been grouped together for management or financial reporting purposes.

Capital Spending

Our capital spending program is focused on the acquisition, upgrading and replacement of property, plant and equipment as well as investments in infrastructure concessions required for our projects.

The following table sets forth our capital spending for each year in the three-year period ended December 31, 2006.

	Year Ended December 31,
	2006		2006		2005		2004
	(Millions of		(Millions of Mexican pesos)
	U.S. dollars)

Construction:
Civil	U.S.$	38	Ps.	412	Ps.	181	Ps.	781
Industrial		3		30		155		173
Rodio Kronsa		6		69		100		125

Total		47		511		436		1,079
Infrastructure		84		908		558		28
Airports		40		436		—		—
Other Concessions		44		472		559		28
Total		131		1,419		994		1,108

Housing Development		2		17		26		1
Corporate and Other		3		36		20		7

Total	U.S.$	136	Ps.	1,472	Ps.	1,040	Ps.	1,116

Aggregate capital spending increased to Ps.1,472 million in 2006, from Ps.1,040 million in 2005. The increase in aggregate capital spending in 2006 primarily reflected the combined effect of the consolidation of GACN, which was offset in part by the change to proportional (50%) consolidation of Rodio Kronsa.

Aggregate capital spending decreased to Ps.1,040 million in 2005, from Ps.1,116 million in 2004. The decrease in aggregate capital spending in 2005 primarily reflected a substantial decrease in capital spending in the Construction divisions (to Ps.436 million in 2005 from Ps.1,079 million in 2004), which was partially offset by an increase in capital spending in the Infrastructure segment (to Ps.558 million in 2005 from Ps.28 million in 2004). The significant decrease in investment in the Construction divisions was mainly attributable to lower investing requirements for the El Cajon project and the use of operating leases for construction equipment, rather than purchasing such equipment. The significant increase in investment in the Infrastructure segment was mainly attributable to our acquisition of a greater interest in GACN.

In addition, we made no net investments in or loans to unconsolidated affiliates in 2006, and made net investments in and loans to unconsolidated affiliates of Ps.48 million in 2005 and Ps.61 million in 2004.

In 2005, our investments in unconsolidated affiliates mainly related to a Ps.28 million investment in GEOICASA S.A. de C.V., a joint venture between Lotes y Fraccionamientos, S.A. de C.V. (subsidiary of GEO, S.A.B. de C.V.) and us in the entry-level home building market. We plan to extend the scope of this joint venture to the residential housing market. In 2004, our investments in unconsolidated affiliates mainly related to the Dravica Consortium, or Dravica, which is the consortium for the construction of the Caruachi hydroelectric dam in Venezuela in which we owned a 49% interest at December 31, 2006.

Asset Divestitures

Our non-core asset divestment program was approved by our board of directors in 1999 and ratified by our shareholders in 2000. We completed this program in 2006. As part of our non-core asset divestment program, we created a working group that reported to our chief financial officer, and that oversaw major divestitures across our business segments. The working group’s responsibilities included coordinating the efforts of our various internal business segments and our legal and finance departments, as well as supervising any external advisors or brokers who were required for a particular transaction. Prior to any sale of an asset, we conducted a due diligence investigation in order to assess such asset’s condition and to prepare the asset for sale. Depending on the size and characteristics of the asset to be sold, we retained qualified brokers or financial advisors to participate in the process of valuing the asset, identifying potential buyers for the asset, negotiating the sale of the asset and closing the transaction. Our executive committee approved all sales within the non-core asset divestment program. From its inception in 1999 to its completion in 2006, we estimate our non-core asset divestiture program resulted in net proceeds to us of U.S.$816 million.

In 2005, we sold our remaining 20% interest in a tourism real estate development company in Cabo del Sol for U.S.$1 million and several real estate properties for U.S.$8.8 million.

In 2006, we sold several real estate properties in Los Mochis, Sinaloa for U.S.$1.9 million and real estate properties in Cancun, Quintana Roo for U.S.$0.9 million. As of December 31, 2006, we had approximately U.S.$17 million of divestitures pending, an amount that we do not consider material in terms of the size of our divestment program.

Public-Sector Spending and the Mexican Economy

Our performance historically has been tied to Mexican public-sector spending on infrastructure and industrial facilities. Mexican public-sector spending, in turn, has been generally dependent on the state of the Mexican economy and accordingly has varied significantly in the past. See “Item 3 — Risk Factors — Risks Related to Our Operations — Our performance is tied to Mexican public-sector spending on infrastructure and industrial facilities.” Mexico’s gross domestic product increased by 4.8% in 2006, compared to a 3% increase in 2005. The average interest rates on 28-day Mexican treasury notes were 7.2% in 2006, 9.2% in 2005 and 6.8% in 2004. Inflation was 4.1% in 2006, 3.3% in 2005 and 5.2% in 2004.

According to INEGI, construction activity increased by 6.9% in 2006, 3.3% in 2005 and 6.1% in 2004, in each case in real terms as compared to the prior year, representing 5.1%, 3.8% and 3.9% of Mexico’s gross domestic product in those years, respectively. In 2006, according to data published by the Mexican Central Bank, Mexican public-sector spending on infrastructure projects was substantially the same in real terms as in 2005.

BUSINESS OVERVIEW

Our operations are divided into four segments:

•	Construction,

•	Infrastructure (formerly Infrastructure Operations),

•	Housing Development, and

•	Corporate and Other.

Our construction segment is divided into three divisions: Civil Construction, Industrial Construction and Rodio Kronsa. In all three construction divisions, we provide a full range of services, including feasibility studies, conceptual design, engineering, procurement, project and construction management, construction, maintenance, technical site evaluations and other consulting services. In 2005 and 2006, we realigned our divisions to reflect changes in our business. Since January 1, 2005, our real estate operations have been included in our Corporate and Other segment and our housing construction operations have been reported as the Housing Development segment. As of January 1, 2006, we renamed our Infrastructure Operation segment the Infrastructure segment and, within this segment, we created two divisions: Airports and Other Concessions.

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

Description of Business Segments

Construction

Our construction business is divided into Civil Construction, Industrial Construction and Rodio Kronsa.

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

In recent years, however, our construction contracts have been increasingly of the fixed price or not-to-exceed type, which generally do not provide for adjustment except under certain circumstances for inflation or as a result of errors in the contract’s specifications, or mixed price contracts in which a portion of the contract is at fixed price and the rest at unit prices. Examples of mixed price projects in which we are currently involved include the El Cajon hydroelectric project in the Civil Construction division and the Minatitlan contract with Pemex in the Industrial Construction division. Fixed price, not-to-exceed and mixed price contracts collectively accounted for approximately 54% of our construction backlog as of December 31, 2006, 48% of our construction backlog as of December 31, 2005 and 65% of our construction backlog as of December 31, 2004. While we have entered into a large number or contracts with unit pricing in the last two years, we believe that fixed price contracts are more prevalent in the construction market and the contracts that we enter into in the future will reflect this shift to fixed price contracts. We expect that, because of conditions attendant to financing arrangements, future concession-related, infrastructure and industrial construction contracts, the adjustment of the contract price for additional work done due to incorrect contract specifications will be restricted.

We earn a significant portion of our construction revenues under contracts whose prices are denominated in currencies other than Mexican pesos, substantially all of which are of the fixed price, mixed price or not-to-exceed type. Approximately 30% of the contracts awarded to us in 2006 (based on the contract amount) were foreign currency-denominated. Approximately 63% of our construction backlog as of December 31, 2006 represented foreign currency-denominated contracts. Substantially all of our foreign-currency denominated contracts are denominated in U.S. dollars, except for contracts entered into by our Rodio Kronsa division, which are denominated in other currencies, principally Euros.

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

In addition to contracts for new projects, increases in the scope of work to be performed in connection with existing projects are an important source of revenue for us. In 2006, increases in scope of work accounted for Ps.3,601 million, or 20%, of our revenue. Contracts for such work are not typically put up for bid, but are negotiated by the client with the existing contractor.

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

Competition

The principal competitive factors in each construction division, in addition to price, are performance and the ability to provide the engineering, planning, financing and management skills necessary to complete a project in a timely fashion.

The market for construction services in Mexico and elsewhere is highly competitive. In the Civil Construction and Industrial Construction divisions, competition is relatively more intense for infrastructure and industrial construction projects outside Mexico.

In our Civil Construction division, we compete primarily with Brazilian, Spanish and Mexican companies, including Constructora Norberto Odebrecht, S.A., Camargo Correa, S.A., Andrade Gutierrez, S.A., Fomento de Construcciones y Contratas, S.A., NECSO Entrecanales Cubiertas, S.A., Dragados y Construcciones, S.A. and Impulsora del Desarrollo Economico de America Latina, or IDEAL, Carso Infraestructura y Construcciones, S.A.B. de C.V. or CICSA, Compañia Contratista Nacional , S.A. de C.V or Coconal, Gutsa Construcciones, S.A. de C.V. or Gutsa, TRADECO Infraestructura, S.A. de C.V. and La Nacional Compañia Constructora.

In our Industrial Construction division, we compete with Mexican, Brazilian, Argentine and Japanese companies, including Constructora Norberto Odebrecht, S.A., Dragados y Construcciones, S.A., Techint, S.A. de C.V. (Mexico), or Techint, Duro Felguera Mexico, S.A. de C.V., Mitsubishi, Swecomex, S.A. de C.V., CMM and Grupo R.

In our Infrastructure segment, we compete primarily with Mexican and Spanish companies, including Fomento de Construcciones y Contratas, S.A., OHL, S.A. (Mexico), Macquarie Infrastructure, Abertis, IDEAL, Grupo Acciona, La Nacional Compañia Constructora, Construccion Aplicada, S.A. de C.V. and OMEGA Construcciones, S.A. de C.V.

We believe that our proven track record in Mexico and our experience and know-how have allowed us to maintain our leadership position in the Mexican construction market. In recent years, the sponsors of many infrastructure construction and industrial construction projects throughout the world, including in Mexico, have required contractors to provide construction on a “turnkey” basis. Many of our foreign competitors have better access to capital and greater financial and other resources and we have been increasingly experiencing significant competition in Mexico from Brazilian, Japanese, Spanish and, to a lesser extent, other European construction companies in recent years. The Rodio Kronsa division faces substantial competition in Spain from large construction companies that operate in that market, as well as from smaller, specialized construction companies that provide the same services offered by Rodio Kronsa.

Raw Materials

The principal raw materials we require for our construction operations are cement, construction aggregates and steel. In our Civil Construction division, raw materials accounted for Ps.1,630 million, or 9%, of our costs of sales in 2006, Ps.840 million, or 13%, of our cost of sales in 2005 and Ps.607 million, or 14%, of our cost of sales in 2004. In our Industrial Construction division raw materials accounted for Ps.2,912 million, or 43%, of our costs of sales in 2006, Ps.3,236 million, or 46%, of our cost of sales in 2005 and Ps.1,587 million, or 37%, of our cost of sales in 2004.

Civil Construction

Our Civil Construction division focuses on infrastructure projects in Mexico, including the construction of roads, highways, transportation facilities (such as mass transit systems), bridges, dams, hydroelectric plants, tunnels, canals and airports, as well as on the construction, development and remodeling of large multi-storied urban buildings, including office buildings, multiple-dwelling housing developments and shopping centers. Our Civil Construction division has also pursued opportunities in other parts of Latin America, the Caribbean, Asia and the United States. Our Civil Construction division performs activities such as demolition, clearing, excavation, de-watering, drainage, embankment fill, structural concrete construction, concrete and asphalt paving, and tunneling.

The Civil Construction division’s projects are usually large and complex and require the use of large construction equipment and sophisticated managerial and engineering techniques. Although our Civil Construction division is engaged in a wide variety of projects, our projects generally involve contracts whose terms range from two to five years.

We have played an active role in the development of Mexico’s infrastructure and have completed large infrastructure facilities and constructed buildings throughout Mexico and Latin America. Among the facilities and buildings we have constructed from our incorporation in 1947 until 2005:

•	the Apulco, Comedero, El Novillo, El Caracol, Cajon de Peña, Tomatlan, Infiernillo, Chicoasen, El Guineo, El Cobano, Jicalan, Falcon, Huites and Aguamilpa dams;

•	the Guadalajara-Colima, Mazatlan-Culiacan, Leon-Lagos-Aguascalientes, Guadalajara-Tepic, Mexico City Morelia-Guadalajara, Cuernavaca-Acapulco, Oaxaca-Sola de Vega and Torreon-Saltillo concessioned highways and the Tehuacan-Oaxaca federal highway;

•	the Chihuahua-Pacifico railway system;

•	the Mexico City sewage system;

•	17 of the 58 existing airports in Mexico and two airports outside Mexico (the Tocumen Panama international airport in Panama and the Philip S.W. Goldson international airport in Belize);

•	numerous hotels, including the Maria Isabel Sheraton, Nikko, Paraiso Radisson Mexico City, Presidente Chapultepec, Camino Real in Puerto Vallarta, two Sheratons in Cancun and one in each of Ixtapa and Huatulco, Westin Regina in Los Cabos and a Loews in the Dominican Republic;

•	lines one through nine, A and part of B of the Mexico City subway system;

•	the Iztapalapa Hospital in Mexico City; and

•	the Federal Justice building in Cholula, Mexico.

The most important projects under construction by the Civil Construction division during 2006 included:

•	the El Cajon hydroelectric project;

•	various construction projects that are part of a new terminal at the Mexico City International Airport;

•	the Tejocotal — Nuevo Necaxa highway;

•	the renovation of the Moon Palace Hotel in Cancun;

•	the Alvaro Obregon Hospital in Mexico City;

•	the Cachamay multipurpose stadium in Venezuela;

•	the Taxqueña traffic distribution in Mexico City; and

•	the Irapuato-La Piedad highway.

The Civil Construction division’s contract awards in 2006 totaled approximately Ps.8,111 million (approximately U.S.$752 million), of which 9.6% were awarded outside Mexico.

In March 2003, the CFE awarded a U.S.$748 million (subsequently increased to U.S.$852 million as of December 31, 2006) contract for the engineering, procurement and construction of the El Cajon hydroelectric project to CIISA. The El Cajon hydroelectric project is located in the state of Nayarit, and is comprised of civil construction, electromechanical and ancillary work including the procurement, engineering, construction, transportation, testing, start-up and commissioning of two 375 megawatt turbo generating units. The El Cajon hydroelectric project is Mexico’s first engineering, procurement and construction contract for the complete construction of a hydroelectric project under Mexico’s public works financing program. The terms of the El Cajon contract required that we secure financing for the project costs and limit disbursements during the construction phase to 80% of the cash cost of any certified work performed. Because the terms of the construction contract provided that the CFE would pay for the project upon completion, and the financing obtained by CIISA covers only the project’s cash costs, the project did not generate any significant cash flow to us until February 27, 2007, when the CFE paid CIISA U.S.$525 million upon the delivery of the project’s first turbine unit. We expect to complete the project in August 2007. There can be no assurance that we will receive part or all of the remaining U.S.$323 million owed to CIISA upon the project’s completion, nor that we will recover any additional amounts in dispute. We have recognized revenues from the El Cajon project based on the percentage of completion method of accounting, which relies on certain estimates and assumptions and which as of March 31, 2007 permits us to recognize a value of U.S.$873 million. Since a substantial majority of the project’s revenues have been recognized and costs have been incurred as of June 2007, any decrease in the actual revenues collected or expected to be collected from the project would likely have a material impact on our cash flows and operating profit in 2007.

We recognized Ps.1,618 million and Ps.4,302 million of revenues from the El Cajon hydroelectric project in each of 2006 and 2005, which accounted for approximately 18.6% and 58.4% of the Civil Construction division’s revenues in those years. At December 31, 2006, we had Ps.9,318 million in contract receivables and Ps.7,170 million of debt on our balance sheet relating to the El Cajon hydroelectric project.

During 2005 and the early part of 2006, we were required to invest an aggregate of Ps.400 million of additional capital in CIISA to finance undisbursed portions of the project’s cash costs, which increased our ownership percentage in CIISA from 61% to 75%. We may be required to contribute additional capital to CIISA to finance the project’s cash costs. We expect to fund such capital contributions with bank financing. This increase reflects dilution of the ownership percentage of our partners, rather than transfers of interests in CIISA from our partners to us.

In the past, our Civil Construction division pursued infrastructure projects in Central and South America and the Caribbean, and may continue to do so on a more limited basis in the future. Projects in these areas ranged from construction of a section of the subway system in Santiago, Chile to the construction of a natural gas pipeline system in Argentina and the Caruachi hydroelectric dam in Venezuela. Our largest non-Mexican project during 2006 was the construction of the Cachamay Stadium in Venezuela. In 2006, less than 6% of our revenues in the Civil Construction division were attributable to construction activities outside Mexico.

Industrial Construction

Our Industrial Construction division focuses on the engineering, procurement, construction, design and commissioning of large manufacturing facilities such as power plants, chemical plants, petrochemical plants, fertilizer plants, pharmaceutical plants, steel mills, paper mills, drilling platforms and automobile and cement factories.

Relationship with ICA-Fluor.  In 1993, we sold a 49% interest in our industrial construction subsidiary to Fluor Daniel Mexico, S.A., or Fluor, a subsidiary of The Fluor Corporation, forming the ICA-Fluor joint venture. Since 1993, we have owned 51% of the ICA-Fluor joint venture. Partner resolutions require the approval of a simple majority of ICA-Fluor’s partners’ interests, except for decisions relating to matters such as capital increases, changes to ICA-Fluor’s bylaws, dividend payments and a sale of all or substantially all of the assets of ICA-Fluor. We and Fluor are each entitled to appoint an equal number of members of ICA-Fluor’s board of directors and executive committee. Historically, we have designated the chief executive officer of ICA-Fluor. In addition, we and Fluor have agreed that ICA-Fluor will be the exclusive means for either party to provide construction, procurement, project management, start-up and maintenance services to the production and pipeline, power plant, petrochemical, industrial, environmental services, mining, chemicals and plastics and processing markets within Mexico, Central America, and the Caribbean. This agreement will terminate upon a sale by Fluor or us of any of our partnership interests in ICA-Fluor or, following a breach of any of the ICA-Fluor agreements, one year after payment of any damages due to the non-breaching party in respect of this breach. We believe that our alliance with Fluor provides us with a wider range of business opportunities in the industrial construction markets in and outside Mexico, as well as access to technology and know-how which give us a competitive advantage in these markets.

In the past decade, over one-half of the work performed by the Industrial Construction division has been for the Mexican public sector, CFE and Pemex, and new contracts entered into by ICA-Fluor are increasingly oil and gas-based projects and services for Pemex. During 2006, 71% of the Industrial Construction division’s revenues were derived from work performed for the public sector and Pemex. Clients of the Industrial Construction division’s Mexican operations range from state-owned enterprises, such as Pemex Exploracion y Construccion, Pemex Gas y Petroquimica Basica, Pemex Refinacion and Pemex Petroquimica to private-sector clients, such as Sempra Energy Resources, Transalta Campeche, PPG, Enertek, Avantel, Alestra (a joint venture between AT&T, Grupo Alfa and Valores Industriales), Navistar, Iberdrola Energia Altamira S.A. de C.V., AES Elsta B.C. & Co., BASF Mexicana, S.A. de C.V., AES Andres, Snamprogetti, Cementos El Salvador, Linde A.G. and Compañia de Nitrogeno Cantarell (an international consortium among BOC Holdings, Linde, Marubeni Corporation and Westcoast Energy Inc.), Iberdrola Energia del Golfo, S.A. de C.V., Iberdrola Energia La Laguna, S.A. de C.V. Terminal de LNG de Altamira, S.A. de C.V. Ishikawajima-Harima Heavy Industries Co, Ltd, Dowell Schlumberger de Mexico, S.A. de C.V.

Typical Projects.  Projects in our Industrial Construction division typically involve sophisticated engineering techniques and require us to fulfill complicated technical and quality specifications. Our Industrial Construction division contracts are mainly U.S. dollar-denominated, fixed price contracts.

Among the principal projects we have completed in the Industrial Construction division recently are:

•	the Pemex sulfur recovery plant in Chiapas;

•	the Transalta Campeche combined cycle power plant;

•	a combined cycle thermoelectric power plant for Altamira III, IV and V;

•	the La Laguna combined cycle thermoelectric power plant in Durango;

•	a liquified natural gas storage tanks for IHI in Altamira, Tamaulipas; and

•	the Reynosa III and IV Cryogenic plants.

The Industrial Construction division’s contract awards in 2006 totaled approximately Ps.3,552 million (approximately U.S.$329 million) and included projects such as:

•	the Cayo Arcas offshore housing platform; and

•	the INDELPRO PP line and splitter, second phase.

The most important projects under construction by the Industrial Construction division during 2006 included:

•	the reconfiguration of Package II of the Minatitlan refinery project;

•	the Altamira V power plant;

•	drilling platforms May-D and Sinan-NE; and

•	the LNG terminal for Shell.

In October 2004, our joint venture with Fluor, ICA-Fluor, entered into a contract with Pemex for the reconfiguration of Package II of the Minatitlan refinery project, including auxiliary services, wastewater treatment and integration works at the facility. Package II of the Minatitlan refinery project was valued at Ps.8,015 million at December 31, 2006. We expect to complete this project in 2008. The project was awarded pursuant to a mixed price contract in which a portion of the contract involves fixed prices and, for the balance, unit prices. ICA-Fluor will receive payment from Pemex for construction services over the life of the contract, as we reach certain contractual milestones. ICA-Fluor posted a guarantee in the amount of U.S.$70 million for the value of certain works to be completed on Package II of the Minatitlan refinery project, which was obtained through an unsecured letter of credit.

Turnkey Projects.  During the past decade, the Industrial Construction division has experienced a shift toward private sector investment. In recent years, certain clients, including Mexican state-owned enterprises such as CFE and Pemex, have required that projects sponsored by them be constructed on a turnkey basis with financing arranged by the parties constructing the project. Accordingly, bids for such projects must be complete packages, including, among other things, engineering, construction, financing, procurement and industrial elements. As a result of the increased complexity of the projects, bids are frequently submitted by consortia. Our ability to win these bids is affected by the relative strengths and weaknesses of our partners in the consortia and the ability of each consortium to obtain financing. In 2003, we entered into a single consortium with Schlumberger AG in connection with a contract to develop the Chicontepec oil field for Pemex, which we expect to complete in December 2007.

Typical of turnkey projects in this division is the nitrogen plant for Pemex’s Cantarell oil and natural gas field in Campeche. The plant was built pursuant to a 15-year build-own-operate-transfer contract and was awarded by Pemex to a consortium consisting of BOC Holdings, Linde, Marubeni Corporation, Westcoast Energy Inc. and ICA-Fluor. The consortium members contributed approximately 30% of the project’s total budget. The remainder was temporarily funded through bridge loans and refinanced on December 27, 1999 through a U.S.$381 million loan from the Export-Import Bank of Japan. ICA-Fluor provided a U.S.$29.7 million loan to the consortium, corresponding to approximately 3% of the project’s total budget of U.S.$1 billion. We, along with Linde, provided engineering, procurement and construction services to the project. The plant has a total generation capacity of 600 million standard cubic feet of high purity, high pressure nitrogen per day, which makes it the largest nitrogen generation facility in the world. The plant became operational in 2000. Other recent turnkey projects have included a cogeneration power plant for Enertek, an oxygen plant for Altos Hornos de Mexico, a silica plant for PPG, a cryogenic gas processing and cooling facility for Pemex, a cement plant for Cementos Apasco, a combined cycle power plant for AES Andres, a combined cycle power plant for Sempra, a combined cycle power plant for Transalta and a combined cycle power plant for Iberdrola.

Rodio Kronsa

The Rodio Kronsa division consisted of our Spanish and Argentine operations through 2006, and consists of our Spanish operations beginning in 2007.

Our Spanish operations consist of Rodio, (a sub-soil construction subsidiary) and Kronsa (a subsidiary that constructs specialized support piles). We own Rodio Kronsa through FRAMEX, an intermediary holding company that owns 100% of each of Rodio and Kronsa. We own 50% of FRAMEX and the remaining 50% interest is owned by the Soletanche Bachy Group. Rodio and Kronsa are each governed by a board of directors that is jointly appointed, in equal number, by the Soletanche Bachy Group and us, and we appoint the president of the board of each of Rodio and Kronsa. The officers of each of Rodio and Kronsa are appointed by the board to manage day-to-day operations.

Rodio Kronsa was founded in the 1930s and specializes in all forms of sub-soil construction, including the construction of tunnels, underpasses and retaining walls. Most of Rodio’s contracts are of the unit price variety. Because of the nature of its work, Rodio Kronsa is often hired as a subcontractor. Sub-soil construction involves substantial risk due to the uncertainty of subsurface conditions and the possibility of flooding. We believe that these risks are mitigated by the fact that third parties develop the designs for most of Rodio’s projects. Kronsa constructs specialized support piles for use in the construction industry. Kronsa also constructs retaining walls. The principal market for Rodio Kronsa is Spain, although Rodio Kronsa has performed work in various foreign countries, including Russia and several Latin American countries and has subsidiaries in Portugal and Central America.

Among the principal projects Rodio Kronsa have completed between 1973 and 2006 were:

•	sounding, drilling and various works for the Almendra dam in Salamanca, Spain, the Alcantara dam in Caceres, Spain, and the El Atazar Dam in Madrid, Spain;

•	construction work for the MetroSur subway system in Madrid, Spain;

•	sounding, drilling and various works for the Hatillo Dam in the Dominican Republic; and

•	the foundations for housing projects in Spain.

In 2006, the most important projects constructed by Rodio Kronsa were:

•	construction work for the M-30 highway in Madrid, Spain;

•	works in the connection tunnel under the San Sebastiao blue I-line and red II-line in Portugal; and

•	prefabricated piles in Riberas de Loiola, Spain.

In each of 2004, 2005 and 2006, CPC, contributed less than 1% of the CPC-Rodio division’s revenues. CPC was sold in 2007.

Construction Backlog

Backlog in the engineering and construction industry is a measure of the total dollar value of accumulated signed contracts at a moment in time.

The following table sets forth, at the dates indicated, our backlog of construction contracts.

	As of December 31,
	2006		2006		2005		2004
	(Millions of		(Millions of Mexican pesos)
	U.S. dollars)

Construction
Civil	U.S.$	371	Ps.	4,010	Ps.	4,576	Ps.	6,655
Industrial		454		4,908		8,892		14,927
Rodio Kronsa		31		337		840		727

Total	U.S.$	856	Ps.	9,255	Ps.	14,311	Ps.	22,309

Our backlog does not include the backlog of joint venture companies created for specific construction projects and in which we have a minority interest (such as the Caruachi hydroelectric plant in Venezuela). As of December 31, 2006, these joint venture companies had no backlog.

We were awarded contracts totaling Ps.12,530 million (approximately U.S.$1,160 million) in 2006. See note 8 to our financial statements. Three projects represented approximately half of our backlog at December 31, 2006. Package II of the Minatitlan refinery project accounted for Ps.2,765 million, or 30% of our total backlog as of December 31, 2006. This project is expected to be completed in 2008. In addition, we started work on a hospital for the Mexican Navy (Secretaria de Marina), which will be completed in 2008. As of December 31, 2006, the hospital accounted for Ps.968 million, or 10%, of our construction backlog. We also began work on the Cayo Arcas offshore housing platform for Pemex in 2007, which will be completed in 2008 and which accounted for approximately Ps.968 million, or 10% of our backlog as of December 31, 2006.

In 2004, we entered into a contract for the construction of Package II of the Minatitlan project and recorded Ps.8,015 million of backlog in 2004 associated with this project. Our backlog in 2004 reflected the full value of this contract, which resulted in a higher backlog in 2004, as compared to 2005 and 2006.

As of December 31, 2006, approximately 7% of construction backlog was attributable to construction projects outside Mexico and public sector projects represented approximately 83% of our total backlog. At December 31, 2006, contracts with a value exceeding U.S.$250 million accounted for 30% of our total backlog, contracts with a value ranging from U.S.$50 million to U.S.$250 million accounted for 33% of our total backlog, and contracts with a value of less than U.S.$50 million accounted for 37% of our total backlog.

The amount of backlog is not necessarily indicative of our future revenues related to the performance of such work. Although backlog represents only business that is considered to be firm, there can be no assurance that cancellations or scope adjustments will not occur.

In certain instances, we have guaranteed completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any such schedule or performance requirements could result in costs that exceed projected profit margins, including penalties of up to 20% of the contract price. Fixed price, not-to-exceed and mixed price contracts collectively accounted for approximately 54% of our construction backlog as of December 31, 2006. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Construction — Construction Backlog.”

Infrastructure

As of January 1, 2006, we renamed our Infrastructure Operations segment the Infrastructure segment and divided the segment into to two divisions: the Airports division and the Other Concessions division. We began consolidating GACN’s balance sheet as of December 31, 2005 and its results of operations as of January 1, 2006 and we report this financial data in our Airports division.

We also participate in three operating concessioned highways (the San Martin-Tlaxcala-El Molinito highway and the Irapuato — La Piedad highway in Mexico and the Corredor Sur highway concession in Panama), one operating concessioned tunnel (the Acapulco tunnel) and in the management and operation of a water treatment plant in Ciudad Acuña and water supply systems, waste management and disposal services with Proactiva Medio Ambiente through the unconsolidated joint venture PMA Mexico, in which we own a minority interest. The financial data for these concessions is reported in our Other Concessions division.

Airports division

Pursuant to GACN’s bylaws, SETA has the right to present the board of directors of GACN with the name or names of the candidates for appointment as chief executive officer, to appoint and remove GACN’s chief financial officer, chief operating officer and its commercial director and to elect three members of GACN’s board of directors. SETA also has the right to veto certain actions requiring approval of GACN’s stockholders (including the payment of dividends, the amendment of GACN’s bylaws and the amendment of its right to appoint certain members of GACN’s senior management). The remaining shareholders in GACN currently hold 47.3% of its outstanding capital stock.

Through GACN, we operate 13 airports in the Central North region of Mexico pursuant to concessions granted by the Mexican government, including the Monterrey airport, which accounted for approximately for 44% of GACN’s revenues in 2006. The airports serve a major metropolitan area (Monterrey), three tourist destinations (Acapulco, Mazatlan and Zihuatanejo), two border cities (Ciudad Juarez and Reynosa) and seven regional centers (Chihuahua, Culiacan, Durango, San Luis Potosi, Tampico, Torreon and Zacatecas). All of the airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government.

The substantial majority of the Airport division’s revenues are derived from providing tariff-regulated services, which generally are related to the use of airport facilities by airlines and passengers. For example, approximately 82% of GACN’s total revenues in 2006 were earned from tariff-regulated services. Changes in revenues from aeronautical services are principally driven by the passenger and cargo volume at the airports. Revenues from aeronautical services are also affected by the so-called “maximum rates” the subsidiary concessionaires are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The “maximum rate” system of price regulation that applies to aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services.

The Airport division also derives revenues from non-aeronautical activities, which principally relate to the commercial, non-aeronautical activities carried out at the airports, such as the leasing of space in terminal buildings to restaurants and retailers. Revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation. Thus, non-aeronautical revenues are principally affected by the passenger volume at the airports and the mix of commercial activities carried out at the airports. While we believe aeronautical revenues will continue to represent a substantial majority of future total revenues, we anticipate that the future growth of revenues from commercial activities will exceed the growth rate of this division’s aeronautical revenues.

The following table provides summary data for each of the 13 airports for the year ended December 31, 2006:

	Year Ended December 31, 2006
					Revenues per
	Terminal				terminal
Airport	Passengers		Revenues		passenger(1)
	Number (In millions)%		(Millions of pesos)%		(Pesos)

Metropolitan area:
Monterrey International Airport	5.3	44.6%	719.9	44.2%	135.8
Tourist destinations:
Acapulco International Airport	1.0	8.4%	139.6	8.5%	139.6
Mazatlan International Airport	0.8	7.0%	123.7	7.5%	154.6
Zihuatanejo International Airport	0.7	5.8%	90.9	5.5%	129.9
Total tourist destinations	2.5	21.2%	354.2	21.6%	141.7
Regional cities:
Chihuahua International Airport	0.7	5.6%	96.0	5.9%	137.1
Culiacan International Airport	0.8	7.2%	111.1	6.8%	138.9
Durango International Airport	0.2	2.0%	31.5	2.2%	180.0
San Luis Potosi International Airport	0.2	1.9%	40.6	2.5%	203.0
Tampico International Airport	0.5	4.1%	64.9	4.0%	129.8
Torreon International Airport	0.4	3.5%	57.4	3.5%	143.5
Zacatecas International Airport	0.3	2.8%	47.1	2.9%	157.0
Total regional destinations	3.2	27.1%	453.1	27.6%	141.6
Border cities:
Ciudad Juarez International Airport	0.7	5.9%	87.7	5.3%	125.3
Reynosa International Airport	0.1	1.2%	15.8	1.5%	249.0
Total border city destinations	0.8	7.1%	112.6	6.9%	140.8
TOTAL:	11.8	100.0%	1,626.20	100.0%	139.0

(1)	Revenues per terminal passenger are calculated by dividing the total revenues for each airport by the number of terminal passengers for each airport.

Other Concessions division

In view of the increasing focus on infrastructure in Mexico in 2007, we repurchased from Proactiva Medio Ambiente 39% of PMA Mexico, of which we now hold 49%. This interest provides us improved ability to operate concessions.

Competition

The Acapulco, Mazatlan and Zihuatanejo International Airports are substantially dependent on tourists. These airports face competition from competing tourist destinations. We believe that the main competitors to these airports are those airports serving other vacation destinations in Mexico, such as Los Cabos, Cancun and Puerto Vallarta, and abroad, such as Puerto Rico, Florida, Cuba, Jamaica, the Dominican Republic, other Caribbean islands and Central America.

Excluding our airports servicing tourist destinations, our airports and other concessions currently do not face significant competition.

In the future, we may face competition from the Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession. Historically, Aeropuerto del Norte has been used solely for general aviation operations. In addition, the Mexican government could grant new concessions to operate existing government managed airports, roads and municipal services which could compete directly with our projects. See “Item 3. Key Information — Risk Factors — Risks Related to Our Airport Operations — The Mexican government could grant new or expanded concessions that compete with our airports and could have an adverse effect on our revenues.”

Highway, Bridge and Tunnel Concessions

To promote the development of Mexico’s infrastructure without burdening the public sector’s resources and to stimulate private-sector investment in the Mexican economy, the Mexican government actively pursues a policy of granting concessions to private parties for the construction, maintenance and operation of highways, bridges and tunnels. A highway concession is a license of specified duration, granted by a federal, state or municipal government to finance, build, establish, operate and maintain a public means of communication or transportation. Mexican state and municipal governments and the governments of certain foreign countries award concessions for the construction, maintenance and operation of infrastructure facilities.

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

The following table sets forth certain information regarding the highway, bridge and tunnel concessions in which we currently participate:

						Concessionaire’s
					% of	Net Investment			% Total
			Concession	% Ownership	Construction	in Concession			Investment
		Date of	Term	of	Performed	(Millions of			Provided by
Concession	Kilometers	Concession	(Years)	Concessionaire(1)	by ICA	Mexican pesos)(2)			ICA(3)

San Martin-Tlaxcala-El Molinito highway	25.5	1991	25.5	20%	10%	Ps.	20		4%
Acapulco tunnel	2.9	1994	40.0	100	100		660		—
Corredor Sur highway (Panama)	19.5	1995	30.0	100	100		2,223	(3)	68
Irapuato — La Piedad highway	74.32	2005	20.0	100	100		14		14
Queretaro — Irapuato highway	92.98	2006	20.0	100	100		14		14

(1)	Does not take into account the Mexican federal or local governments’ “sub-equity” contributions.

(2)	Represents each concessionaire’s investment in the applicable concession, net of depreciation and revaluation of assets. For a description of the revaluation of assets, see note 12 to our financial statements.

(3)	Represents the percentage of the total gross investment in each concession (including the government’s sub-equity contributions) provided by us whether in the form of equity, debt or in-kind contributions. Net investment does not reflect certain development costs, expenses associated with our negotiations with the Panamanian Ministry of Public Works and certain other costs. See “— Corredor Sur.”

San Martin-Tlaxcala-El Molinito.  The San Martin-Tlaxcala-El Molinito concessioned highway began operating in September 1991. During 2006, the concessionaire’s revenues were sufficient to cover its operating expenses as well as financing costs on its indebtedness.

Acapulco Tunnel.  In 1994, the state of Guerrero granted us a 25-year concession for the construction, operation and maintenance of a 2.9 km tunnel connecting Acapulco and Las Cruces, which we completed in 1996. On November 15, 2002, the term of the concession was extended fifteen years, bringing the total length of the concession to 40 years.

On June 30, 2005, a trust organized by our subsidiary Tuneles Concesionados de Acapulco, S.A. de C.V., or TUCA, issued and sold Ps.800 million in notes (Certificados Bursatiles) due 2022, which are listed on the Mexican Stock Exchange. These notes accrue interest at TIIE (the Mexican interbank rate), plus 2.95%. The notes are recourse solely to the trust, which has been assigned the Acapulco Tunnel’s tolls and toll collection rights. After repaying all outstanding debt of TUCA, Ps.66 million to Banco Nacional de Obras y Servicios Publicos, S.N.C. and Ps.206 million of TUCA’s ordinary participation certificates, we received approximately Ps.456 million from the sale of these notes, which was used for general corporate purposes.

Corredor Sur.  In 1995, the Panamanian Ministry of Public Works awarded ICA Panama, S.A., our wholly-owned subsidiary, a 30-year concession for the construction, operation and maintenance of the Corredor Sur highway, a four-lane, 19.8 kilometer highway. The first segment of the highway opened in August 1999 and the final segment opened in February 2000.

On May 17, 2005, a trust organized by our subsidiary ICA Panama issued U.S.$150 million of 6.95% notes due 2025. Payments of principal and interest on the notes will be made from the Corredor Sur highway’s operations. The notes are recourse solely to the trust, which has been assigned the right to payment from the tolls. The net proceeds from the placement of the notes (approximately U.S.$134.9 million) were principally used to repay 100% of the project’s outstanding indebtedness (including a payment of U.S.$51.2 million in respect of outstanding indebtedness to the International Finance Corporation, or IFC) and to fund certain reserve accounts as required under the terms of the concession’s financing. The balance of the proceeds from the placement of the notes was used to repay a portion of our indebtedness and for other corporate purposes.

See “Item 8. Financial Information — Legal and Administrative Proceedings — Legal Proceedings — Corredor Sur.”

The Irapuato-La Piedad Highway.  In September 2005, the Mexican Ministry of Transport and Communications awarded us a 20-year concession for the modernization, operation, conservation and maintenance of the Irapuato-La Piedad Highway. The 74.3 kilometer Irapuato — La Piedad highway will be a toll-free road under the Public/Private Partnership Structure (PPP). Recovery of our investment will be accomplished through a two-part integrated quarterly payment made by the Mexican Department of Communications and Transportation. We will be paid (1) a fixed payment for highway availability and (2) a shadow tariff based on traffic volume. The improvements to the highway are scheduled to be completed in July 2007. We will report income as the segments are modernized and expanded and become available for use.

The Queretaro-Irapuato Highway.  In June 2006, the Mexican Department of Communications and Transportation awarded us a 20-year concession for the modernization, operation, conservation and maintenance of the Queretaro-Irapuato Highway. The 108 kilometer Queretaro-Irapuato highway, of which 93 kilometers is under our concession, will be a toll-free road under the Public/Private Partnership Structure (PPP). Recovery of our investment will be accomplished through a two-part integrated quarterly payment made by the Mexican Department of Communications and Transportation. We will be paid (1) a fixed payment for highway availability and (2) a shadow tariff based on traffic volume. The improvements to the highway are scheduled to be completed in October 2009. We will report income as the segments are modernized and expanded and become available for use.

Water Distribution and Water Treatment Concessions.  We commenced construction of the Acuña water treatment plant in November 1998. The plant started commercial operations in October 2000, and we received our first payment in February 2001. The Acuña water treatment plant is currently operating at its full installed capacity (250 liters per second) and an increase in capacity is under negotiation. During 2006, the concessionaire’s revenues were sufficient to cover its operating expenses as well as financing costs on its indebtedness.

We are currently negotiating with the concession grantor to change the tariff scheme for the Acuña water treatment plant. Currently, we receive approximately Ps.6.85 per cubic meter of water we treat at the plant, and we treat approximately 250 liters per second. We are negotiating with the concession grantor to reduce the tariff associated with the plant to Ps.5.08 per cubic meter treated in exchange for our increasing the actual volume of water treated at the Acuña water treatment plant to 400 liters per second. If negotiations are successful, we will be required to invest approximately U.S.$1 million to increase the capacity of the plant to 500 liters per second.

Housing Development

Beginning January 1, 2005, our real estate operations are reported as part of the Corporate and Other segment and our housing operations are reported as the Housing Development segment.

Our Housing Development segment participates in all stages of the housing industry, including acquiring the land and the permits and licenses required to build on it, performing and procuring architectural and engineering design, facilitating buyer financing and constructing and marketing homes. We subcontract some of the construction services, such as urbanization.

The Housing Development segment competes primarily with large Mexican housing developers such as Corporacion GEO, S.A.B. de C.V., Urbi Desarrollos Urbanos, S.A.B. de C.V., Desarroladora Homex, S.A.B. de C.V., Consorcio Ara S.A.B. de C.V., and Sare Holding, S.A.B. de C.V.

The principal raw materials we require for our Housing Development operations are cement, construction steel, construction aggregates, doors, windows and other housing fixtures.

In 2006, we participated in several new housing development projects, including: Valle de Allende in Ciudad Juarez, Las Fuentes in Queretaro, Casas del Mar in Cancun and Xochitepec II in Cuernavaca. During 2006, 2005 and 2004, we sold 5,909, 4,408 and 2,997 houses, respectively. As of December 31, 2006, our Housing Development segment owned 689 hectares of land reserved for the construction of 35,668 housing units, had agreements with partners to develop 12 hectares of land for the construction of 3,670 housing units and had negotiated the acquisition of 129 hectares of land for the construction of 7,745 units.

New housing construction in Mexico has increased steadily in recent years due to several governmental initiatives, which have improved the conditions for both developers and prospective buyers of housing. In addition, the incorporation of the Mexican Federal Mortgage Corporation (Sociedad Hipotecaria Federal) has made it easier for people to finance purchases and construction of homes in Mexico. From 2000 to 2006, the number of mortgage credits granted under these initiatives increased 225%, from 332,000 housing units in 2000 to approximately 750,000 housing units in 2006. Accordingly, through ViveICA, our housing subsidiary, we intend to acquire additional land for the construction of approximately 30,000 housing units over the next several years as a part of our strategy to expand our housing operations and to establish a greater presence in the Mexican home-building sector. We also plan to increase our share in the residential housing market. In addition, we may, from time to time, explore the possibility of acquiring other housing construction businesses as opportunities present themselves.

Corporate and Other

As of January 1, 2005, our real estate operations are included in our Corporate and Other segment. Results of operations in our Corporate and Other segment mainly reflect the sale of commercial and housing lots in Los Mochis and Cancun in 2006 and corporate expenses.

Geographical Distribution of Revenues

Revenues from foreign operations accounted for approximately 10% of our revenues in 2006, as compared to 13% and 20% in 2005 and 2004, respectively.

The following table sets forth our revenues by geographic area for each of the years in the three-year period ended December 31, 2006.

	Year Ended December 31,
	2006			2005			2004
	(Millions of			(Millions of			(Millions of
	Mexican		(Percent of	Mexican		(Percent of	Mexican		(Percent of
	pesos)		Total)	pesos)		Total)	pesos)		Total)

Mexico	Ps.	19,142	89%	Ps.	16,598	86%	Ps.	10,897	79%
Spain		1,532	7		2,412	12		2,543	19
United States		—	—		—	—		4	—
Other Latin American countries		764	4		293	2		270	2
Inter-segment eliminations		43	—		71	—		7	—

Total	Ps.	21,395	100%	Ps.	19,232	100%	Ps.	13,707	100%

Approximately 7% of our backlog as of December 31, 2006 related to projects outside Mexico (as compared to 6% as of December 31, 2005) and approximately 59% of our backlog as of December 31, 2006 was denominated in foreign currencies (principally U.S. dollars) (as compared to 72% as of December 31, 2005).

Foreign projects may be more difficult to supervise due to their greater distances from our principal operations. Foreign projects require familiarity with foreign legal requirements and business practices. In contrast to domestic infrastructure projects, foreign projects also typically do not allow us to benefit from our reputation and relationships with Mexican government officials and private- sector individuals. Over the last few years we have decided to concentrate on our Mexican operations and participate in other countries on a case-by-case basis. Although we are active abroad, we have sought to be more selective than in the past when bidding for international projects. To date, our foreign projects have generated mixed results. See “Item 5. Operating and Financial Review and Prospects — Operating Results.”

Environmental Matters

Our Mexican operations are subject to both Mexican federal and state laws and regulations relating to the protection of the environment. At the federal level, the most important of these environmental laws is the Mexican General Law of Ecological Balance and Environmental Protection, or the Ecological Law (Ley General de Equilibrio Ecologico y Proteccion al Ambiente). Under the Ecological Law, rules have been promulgated concerning water pollution, air pollution, noise pollution and hazardous substances. Additionally, the Mexican federal government has enacted regulations concerning the import, export and handling of hazardous materials and bio-hazardous wastes. The waste and water treatment plants that are operated by one of our equity investees are subject to certain waste regulations, including for bio-hazardous waste. The Mexican federal agency in charge of overseeing compliance with the federal environmental laws is the Ministry of the Environment and Natural Resources (Secretaria de Medio Ambiente y Recursos Naturales). The Ministry of the Environment and Natural Resources has the authority to enforce Mexican federal environmental laws. As part of its enforcement powers, the Ministry of the Environment and Natural Resources can bring administrative and criminal proceedings against companies that violate environmental laws, and has the power to close non-complying facilities. We believe that we are in substantial compliance with Mexican federal and state environmental laws. Changes in Mexican federal or state environmental laws could require us to make additional investments to remain in compliance with such environmental laws. Changes in the interpretation or enforcement of Mexican federal or state environmental laws could cause our operations to cease to be in compliance with such laws. Any such event could have an adverse effect on our financial condition and results of operations.

Since 1990, Mexican companies have been required to provide the Ministry of the Environment and Natural Resources with periodic reports regarding their production facilities’ compliance with the Ecological

Law and the regulations thereunder. These reports are required to include information with respect to environmental protection controls and the disposal of industrial waste. We have provided the information required by these reports to the Ministry of the Environment and Natural Resources. There are currently no material legal or administrative proceedings pending against us with respect to any environmental matter in Mexico, and we do not believe that continued compliance with the Ecological Law or Mexican state environmental laws will have a material adverse effect on our financial condition or results of operations, or will result in material capital expenditures or materially adversely affect our competitive position. However, financing institutions providing credit for projects on a case-by-case basis now and in the future could require us to comply with international environmental regulations that may be more restrictive than Mexican environmental regulations.

ORGANIZATIONAL STRUCTURE

The following table sets forth our significant subsidiaries as of December 31, 2006, including the principal activity, domicile, ownership interest and, if different, percentage of voting power held by us:

	Principal		Ownership	Voting
Subsidiary	Activity	Domicile	Interest	Power Held

Constructoras ICA, S.A. de C.V.	Construction	Mexico	100%	100%
Controladora de Operaciones de Infraestructura, S.A. de C.V.	Real estate and concessions	Mexico	100	100
Promotora e Inversora ADISA, S.A. de C.V.	Real estate and heavy construction	Mexico	100	100
Controladora de Empresas de Vivienda, S.A. de C.V.	Housing development	Mexico	100	100
ICATECH Corporation	International holding company	United States	100	100
Grupo Rodio Kronsa, S.A.	Sub-soil construction	Spain	50	50
Ingenieros Civiles Asociados, S.A. de C.V.	Heavy and urban construction	Mexico	100	100
ICA — Fluor Daniel, S. de R.L. de C.V.	Industrial construction	Mexico	51	51
ICA Panama, S.A.	Highway construction concessionaire	Mexico	100	100
Constructora Internacional de Infraestructura, S.A. de C.V.	Consortium for the construction of the El Cajon hydroelectric project	Mexico	75	75
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.	Airport operations	Mexico	48	53	*

*	Directly and through our interest in SETA.

PROPERTY, PLANT AND EQUIPMENT

Approximately 93% of our assets and properties are located in Mexico, with the balance in the United States, Europe and other Latin American countries. At December 31, 2006, the net book value of all land (excluding real estate inventories) and buildings, machinery and equipment and concessions was approximately Ps.10,642 million (approximately U.S.985million). Beginning in 2002, as part of a strategy to better utilize our capital resources, we sold a substantial portion of the machinery used in our construction projects. We currently lease machinery from vendors.

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

The following discussion should be read in conjunction with our financial statements and the notes thereto. Our financial statements have been prepared in accordance with MFRS, which differ in significant respects from U.S. GAAP. Note 29 to our financial statements provides a description of the principal differences between MFRS and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income (loss) and total stockholders’ equity. Under Bulletin B-10, financial data for all periods in our financial statements and throughout this annual report have been restated in constant Mexican pesos as of December 31, 2006.

U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.10.7995 per U.S.$1.00, the noon buying rate for Mexican pesos on December 29, 2006, as published by the Federal Reserve Bank of New York.

Our operations are divided into six segments: Civil Construction, Industrial Construction, Rodio Kronsa (formerly CPC-Rodio), Infrastructure, Housing Development, and Corporate and Other. Beginning January 1, 2005, our real estate operations are reported in the Corporate and Other segment and our housing construction operations are reported as the Housing Development segment. As of January 1, 2005, we renamed our Infrastructure Operation segment the Infrastructure segment and created two divisions: Airports and Other Concessions.

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

After several years of experiencing net losses, we realized net income of majority interest of Ps.645 million in 2006, Ps.524 million in 2005 and Ps.97 million in 2004. Our return to profitability has improved our liquidity position. In addition, we refinanced certain of our indebtedness on more favorable terms in the second quarter of 2005. Specifically, we refinanced Ps.282 million of our debt relating to the Acapulco Tunnel and U.S.$51 million of our debt relating to Corredor Sur. We also repaid all of the outstanding debt of Empresas ICA, S.A.B. de C.V., our holding company (U.S.$44 million), and the outstanding amount under the Inversora Bursatil S.A.B. de C.V., Casa de Bolsa Inbursa, secured credit facility (Ps.385 million), which allowed us to obtain the release of the assets pledged to the lender under this credit facility. We believe that these refinancings, which have provided us with U.S.$106 million in cash for future investments, have strengthened our financial condition.

In December 2005, we directly and indirectly acquired interests in approximately 45% of the shares of GACN in a series of transactions. First, we acquired an additional 59.6% interest in SETA, bringing our total ownership interest in SETA to 74.5%. SETA is the strategic shareholder of GACN and owns approximately 15% of GACN’s capital stock. Second, we purchased a direct interest currently representing approximately 35% of the capital stock of GACN from the Mexican government. The aggregate U.S.$289.8 million purchase price for this 35% stake was funded using U.S.$164.8 million in cash on hand, which we obtained from the August 2005 equity offering, and U.S.$125 million from an 18-month bridge financing provided by WestLB AG and Nord LB. On June 13, 2006, we exercised an option to acquire an additional 2% interest in GACN. In December 2006, we acquired an additional 0.7% interest in GACN as part of the public offering of GACN shares held by NAFIN. As a result of these transactions, we control, directly and through our investment in SETA, an approximate 53% interest in GACN. In June 2007, we entered into agreements with Merrill Lynch to refinance the loans we obtained in connection with the GACN acquisition. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness — GACN.”

We began to consolidate GACN on our balance sheet as of December 31, 2005 and its results of operations as of January 1, 2006.

Revenue

The following table sets forth the revenues (after elimination of interdivisional revenues) of each of our divisions for each of the years in the three-year period ended December 31, 2006. See note 27 to our financial statements.

	Year Ended December 31,
	2006			2005			2004
	(Millions of		(Percentage	(Millions of		(Percentage	(Millions of		(Percentage
	Mexican pesos)		of Total)	Mexican pesos)		of Total)	Mexican pesos)		of Total)

Revenues
Construction
Civil	Ps.	8,677	41%	Ps.	7,360	38%	Ps.	4,765	35%
Industrial		7,536	35		7,891	41		4,818	35
Rodio Kronsa		1,559	7		2,436	13		2,544	19

Total		17,772	83		17,687	92		12,127	89

Infrastructure
Airports		1,640	8		—	—		—	—
Other Concessions		415	2		391	2		416	3

Total		19,827	93		18,078	94		12,543	92
Housing Development		1,529	7		1,137	6		944	7
Corporate and Other		41	—		16	—		220	1

Total	Ps.	21,397	100%	Ps.	19,231	100%	Ps.	13,707	100%

Total revenues increased by 11% to Ps.21,397 million in 2006, from Ps.19,231 million in 2005. This increase was primarily attributable to the combined effect of the consolidation of GACN, including its results of operations, beginning January 1, 2006, an increase in sales in the Housing Development segment and an increase in the Civil Construction division, which was offset in part by the change to proportional (50%) consolidation of Rodio Kronsa.

Total revenues increased by 40% to Ps.19,231 million in 2005, from Ps.13,707 million in 2004. This increase was primarily attributable to a 46% increase in revenues from the construction divisions. The increase in construction revenues during 2005 was mainly the result of work performed by the Civil and Industrial Construction divisions on the El Cajon hydroelectric project, Package II of the Minatitlan refinery, the Altamira V energy plant, the Shell liquid natural gas terminal, marine drilling platforms in the Ku-Maloob-Zaap oil fields, the Reynosa III cryogenic plant, the Tejocotal Ì Nuevo Necaxa toll road and the Chicontepec oil field.

Selling, General and Administrative Expenses

We recorded selling, general and administrative expenses of Ps.1,451 million in 2006, an 11% increase from Ps.1,309 million in 2005, which was an 11% increase from Ps.1,175 in 2004. The increases in 2006 and 2005 were primarily due to increased overhead attributable to the increased volume of sales in the Civil Construction and Housing Development segments.

Operating Income

The following table sets forth operating income or loss of each of our divisions for each of the years in the three-year period ended December 31, 2006.

	Year Ended December 31,
	2006		2005		2004
	(Millions of Mexican pesos)

Operating Income (Loss)
Construction
Civil	Ps.	263	Ps.	466	Ps.	290
Industrial		389		516		42
Rodio Kronsa		75		66		93

Total		727		1,048		425

Infrastructure		744		53		53
Airports		639		—		—
Other Concessions		105		53		53
Total		1,471		1,101		478

Housing Development		157		96		88
Corporate and Other		(11)		(94)		(19)

Total	Ps.	1,618	Ps.	1,103	Ps.	547

Operating margin		8%		6%		4%

Operating income reflects interest expense attributable to the El Cajon hydroelectric project and the construction of a drilling platform for Pemex, which are reported as cost of sales in the Civil Construction and the Industrial Construction divisions, respectively. During 2006, 2005 and 2004, Ps.491 million, Ps.473 million and Ps.271, respectively, of cost of sales in the Civil Construction division consisted of financing costs related to the El Cajon hydroelectric project.

Construction

Civil Construction

The following table sets forth the revenues and operating income of the Civil Construction division for each of the years in the three-year period ended December 31, 2006.

	Year Ended December 31,
	2006		2005		2004
	(Millions of Mexican pesos)

Revenues	Ps.	8,677	Ps.	7,360	Ps.	4,765
Operating income		263		466		290
Operating margin		3%		6%		6%

Revenues.  The Civil Construction division’s revenues increased by 18% to Ps.8,677 million in 2006 from Ps.7,360 million in 2005. This increase mainly related to work performed on the construction of a new terminal in the Mexico City International Airport (Ps.2,093 million), the construction of the El Cajon

Hydroelectric project (Ps.1,618 million) and the construction of the Cachamay Stadium in Venezuela (Ps.440 million).

In 2005, the Civil Construction division’s revenues increased by 54% to Ps.7,360 million in 2005 from Ps.4,765 million in 2004. This increase mainly reflected the increase in work performed at the El Cajon hydroelectric project, which represented Ps.4,302 million of the division’s revenue in 2005, compared to Ps.3,207 million in 2004. The increase in this division’s revenues also reflected an increased volume of work performed on other projects, including the Tejocotal-Nuevo Necaxa section of the Mexico-Tuxpan highway, the general hospital in Cancun, the reconstruction of the Hotel Moon Palace in Cancun and the Federal Justice building in Cholula.

Operating Income.  Operating income for the Civil Construction division decreased by 44% to Ps.263 million in 2006 from Ps.466 million in 2005. This decrease was mainly due to a decrease of the operating margin of the El Cajon Hydroelectric project by 1%, from 6% to 5%. See “Item 3. Key Information — Risk Factors — Our use of the percentage-of-completion method of accounting could result in a reduction or reversal of previously recorded revenues or profits.”

In 2005, the operating income for the Civil Construction division increased by 61% to Ps.466 million in 2005 from Ps.290 million in 2004. This increase was due mainly to the increase in revenues described above. In addition, the value of the El Cajon hydroelectric contract increased by U.S.$53 million in the first half of 2005 as a result of an amendment compensating us principally for direct and financing costs associated with increases in the price of steel. This additional amount is payable upon completion of the project, together with all other amounts payable under the contract. The total value of the amended contract was approximately U.S.$806 million at December 31, 2005.

Financing costs related to the El Cajon hydroelectric project represented Ps.490 million of the cost of sales of the Civil Construction division during 2006, Ps.473 million of this division’s cost of sales during 2005 and Ps.273 million of this division’s cost of sales during 2004.

Industrial Construction

The following table sets forth the revenues and operating income of our Industrial Construction division for each of the years in the three-year period ended December 31, 2006.

	Year Ended December 31,
	2006		2005		2004
	(Millions of Mexican pesos)

Revenues	Ps.	7,536	Ps.	7,891	Ps.	4,818
Operating income		389		516		42
Operating margin		5%		6%		1%

Revenues.  The Industrial Construction division’s revenues decreased by 5% to Ps.7,536 million in 2006, from Ps.7,891 million in 2005. This decrease primarily reflected the postponement of certain public sector projects due to the change of government. The projects that contributed the most to revenues in 2006 were the Package II of the Minatitlan refinery project (Ps.3,953 million), the Altamira V power plant (Ps.524 million) and the Chicontepec oil field project (Ps.485 million).

The Industrial Construction division’s revenues increased by 64% to Ps.7,891 million in 2005, from Ps.4,818 million in 2004. This increase primarily reflected a higher volume of work performed, as more projects were in an advanced stage of construction. The projects that contributed most to revenues in the 2005 period were Package II of the Minatitlan refinery project, the Altamira V power plant, marine drilling platforms for the Ku-Maloob-Zaap oil fields, the Reynosa III cryogenic plant in Tamaulipas and the liquefied natural gas terminal for Shell.

Operating Income.  The Industrial Construction division had operating income of Ps.389 million in 2006, compared to operating income of Ps.516 million in 2005. This decline was primarily due to a lower level of sales, reduced margins in projects under construction and increased bid preparation expenses.

The Industrial Construction division had operating income of Ps.516 million in 2005, compared to operating income of Ps.42 million in 2004. This improvement was primarily due to the increase in revenues described above and lower bid preparation expenses in 2005 compared to 2004. Bid preparation expenses were Ps.21 million in 2005 compared to Ps.187 million in 2004.

Rodio Kronsa

The following table sets forth the revenues and operating income (loss) of our Rodio Kronsa division for each of the years in the three-year period ended December 31, 2006.

	Year Ended December 31,
	2006		2005		2004
	(Millions of Mexican pesos)

Revenues
CPC	Ps.	27	Ps.	24	Ps.	1
Rodio Kronsa		1,532		2,412		2,543

Total	Ps.	1,559	Ps.	2,436	Ps.	2,544

Operating income (loss)
CPC	Ps.	(15)	Ps.	(11)	Ps.	2
Rodio Kronsa		90		101		106

Total	Ps.	75	Ps.	90	Ps.	108

Operating margin		5%		4%		4%

Revenues.  The Rodio Kronsa division’s revenues decreased by 36% to Ps.1,532 million in 2006 from Ps.2,412 million in 2005. This change was primarily due to the change to proportional (50%) consolidation of Rodio Kronsa beginning in 2006. The decrease in revenues by 5% in 2005 from Ps.2,543 in 2004 was primarily due to a decrease in the volume of construction work Rodio Kronsa performed.

Operating Income.  The Rodio Kronsa division’s operating income decreased by 11% to Ps.90 million in 2006 from Ps.101 million in 2005. Operating income decreased as a result of the change to proportional (50%) consolidation Rodio Kronsa beginning in 2006.

The Rodio Kronsa division’s operating income decreased by 5% to Ps.101 million in 2005 from Ps.106 million in 2004. Operating income decreased as a result of relatively lower margins in projects under construction as well as the decrease in revenues.

CPC was adversely affected by the Argentine economic crisis. As a result, we previously substantially reduced the scope of CPC’s operations. On January 21, 2004, Techint assumed CPC’s rights and obligations under the contract for the construction of the Caracoles-Punta Negra hydroelectric project. CPC was sold to a local investor in the first quarter of 2007.

Construction Backlog

The following table sets forth, at the dates indicated, our backlog of construction contracts.

	As of December 31,
	2006		2006		2005		2004
	(Millions of U.S. dollars)		(Millions of Mexican pesos)

Construction
Civil	U.S.$	371	Ps.	4,010	Ps.	4.576	Ps.	6,655
Industrial		454		4,908		8,892		14,927
Rodio Kronsa		31		337		840		727

Total	U.S.$	856	Ps.	9,255	Ps.	14,311	Ps.	22,309

Backlog at December 31, 2006 decreased to Ps.9,255 million compared to Ps.14,311 million at December 31, 2005, primarily due to the postponement of certain projects in the public sector due to the change of government. Backlog at December 31, 2004 was Ps.22,309 million. The decrease in 2005 was due to lower levels of backlog associated with the Package II of the Minatitlan refinery project due to the significant volume of work performed on this project during 2005.

Three projects represented approximately half of our backlog at December 31, 2006. Package II of the Minatitlan refinery project accounted for Ps.2,765 million, or 30% of our total backlog as of December 31, 2006. We expect to complete this project in 2008. In addition, we started work on the hospital for the Mexican navy. As of December 31, 2006, the hospital accounted for Ps.968 million, or 10%, of our construction backlog. We expect to complete this project in 2008. We also began work in 2007 on the offshore housing platform Cayo de Arcas for Pemex, that accounted for approximately Ps.968 million, or 10% of our backlog as of December 31, 2006. We expect to complete this project during 2008. As of December 31, 2006, approximately 7% of construction backlog was attributable to construction projects outside Mexico and public sector projects represented approximately 83% of our total backlog. Our book and burn index (defined as the ratio of new contracts plus contract additions, to executed works) was 0.71 in 2006.

We anticipate that, commencing in 2007, our reported backlog will reflect an increase in construction contracts previously not reported as backlog due to the application of a new accounting policy. Previously, construction projects performed for affiliated concessionaires were not required to be included in reported backlog. Under the new accounting policy, such projects must be recognized in revenues during the construction phase. See “Item 5. Operating and Financial Review and Prospects — Recently Issued Accounting Standards — Mexico-IFRIC 12.”

Infrastructure

The following table sets forth the revenues and operating results of our Infrastructure segment for each year in the three-year period ended December 31, 2006.

	Year Ended December 31,
	2006		2005		2004
	(Millions of Mexican pesos)

Revenues	Ps.	2,055	Ps.	391	Ps.	416
Operating income		744		53		53
Operating margin		36%		14%		13%

Revenues.  The Infrastructure segment’s revenues increased to Ps.2,055 million in 2006 compared to Ps.391 million in 2005 and Ps.416 million in 2004, reflecting the full consolidation of GACN beginning January 1, 2006.

The Airports division represents the most significant source of our revenues in the Infrastructure segment. All of our revenues from the Airports division are regulated under the maximum-rate price regulation system applicable to our airports. Our revenues from the Airports division are principally derived from charges for passengers, landings, aircraft parking, the use of passenger walkways and the provision of airport security services. Our Infrastructure revenues from outside of the Airport division are principally derived from commercial activities such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants. The Airports division represented 80% of the Infrastructure segment’s revenues in 2006.

The Other Concessions division’s revenues are principally derived from the collection of tolls on toll roads, fees for the availability and use of toll-free roads, and fees by volume of treated water delivered to the municipalities. The Other Concessions division represented 20% of the Infrastructure segment’s revenues in 2006.

Operating Income.  The Infrastructure segment reported operating income of Ps.744 million in 2006 as compared to operating income of Ps.53 million in 2005, principally due to the full consolidation of GACN beginning January 1, 2006. The Infrastructure division reported operating income of Ps.53 million in 2005 as compared to operating income of Ps.53 million in 2004. Operating income remained stable from 2004 to 2005 principally due to an improvement in margins, which offset the decline in revenues in the same period.

In 2006, GACN represented 86% of the Infrastructure segment’s operating results and the Other Concessions division represented 14% of the Infrastructure segment’s operating results.

Housing Development

The following table sets forth the revenues and results of operations of our Housing Development segment for each year in the three-year period ended December 31, 2006.

	Year Ended December 31,
	2006		2005		2004
	(Millions of Mexican pesos)

Revenues	Ps.	1,529	Ps.	1,137	Ps.	944
Operating income		157		96		88
Operating margin		10%		8%		9%

Revenues.  Housing Development has been reported as an independent segment as of January 1, 2005, and results of operations for 2004 have been reclassified to facilitate comparison. The Housing Development segment’s revenues increased by 34% to Ps.1,529 million in 2006, from Ps.1,137 million in 2005. We sold 5,909 units in 2006 compared to 4,408 units sold in 2005. The increase in units sold was due to improvements in the commercialization and marketing process.

The Housing Development segment’s revenues increased 20% from Ps.944 million in 2004 to Ps.1,137 million in 2005, primarily due to the implementation of a new growth strategy, which has led to the construction of larger projects, improvements in our commercialization and marketing process and, to a lesser extent, a change in our revenue recognition policy. Since January 2005, revenue has been recorded when a buyer’s mortgage has been approved, where previously it was recognized based on the transfer of title. In 2005, we sold 4,408 houses, as compared to 2,997 houses sold in 2004.

Operating Income.  The Housing Development segment’s operating income increased to Ps.157 million in 2006, from Ps.96 million in 2005 and Ps.88 million in 2004. The increases in 2006 from 2005 and in 2005 from 2004 were primarily attributable to increases in sales and margin improvement.

Corporate and Other

During the past several years, as part of our non-core asset divestiture program, we have sold substantially all of the assets in our Corporate and Other segment. In August 2004, we divested Alsur, our grain warehouse business. We commenced reporting our real estate operations, which were formerly included in the Real Estate and Housing Development segment in this division as of January 1, 2005. To facilitate comparison, we have reclassified real estate operations within this division for 2004.

The following table sets forth the revenues and operating loss of the Corporate and Other segment for each year in the three-year period ended December 31, 2006.

	Year Ended December 31,
	2006		2005		2004
	(Millions of Mexican pesos)

Revenues	Ps.	41	Ps.	17	Ps.	220
Operating loss		11		94		19

Revenues.  The Corporate and Other segment’s revenues decreased to Ps.41 million in 2006 primarily as a consequence of a decrease in real estate sales from 2005 to 2006. This segment’s revenues decreased from Ps.220 million in 2004 to Ps.88 million in 2005 primarily as a consequence of the divestment of Alsur.

Operating Loss.  The Corporate and Other segment had an operating loss of Ps.11 million in 2006, compared to operating loss of Ps.94 million in 2005 and operating loss of Ps.19 million in 2004. The smaller operating loss in 2006 was mainly due to the sale of real estate at prices higher than book value that partially offset corporate expenses. All corporate expenses are recorded in this division, which resulted in net losses for each of 2006, 2005 and 2004.

Financing Cost, Net

The following table sets forth the components of our comprehensive financing results for each year in the three-year period ended December 31, 2006.

	Year Ended December 31,
	2006		2005		2004
	(Millions of Mexican pesos)

Interest expense(1)	Ps.	668	Ps.	468	Ps.	335
Interest income		434		364		255
Exchange gain (loss), net		36		(7)		30
Gain (loss) on monetary position		11		(6)		63

Financing income (cost), net	Ps.	(187)	Ps.	(117)	Ps.	13

(1)	Does not include interest expense attributable to the El Cajon hydroelectric project and the drilling platforms for Pemex for which we obtained bank loans to finance working capital. Interest expense on these projects is reported as a part of cost of sales in Civil and Industrial Construction. During 2006, 2005 and 2004, Ps.491 million, Ps.473 million and Ps.273 million, respectively, of cost of sales in the Civil Construction division consisted of financing costs related to the El Cajon hydroelectric project, respectively.

We reported net comprehensive financing costs of Ps.187 million in 2006, as compared to financing costs of Ps.117 million in 2005 and contribution to income from financing activities of Ps.13 million in 2004. The increase in net comprehensive financing costs from 2005 to 2006 was mainly due to increased interest expense, which was partially offset by increased interest income. The change in 2006 also reflected gains on foreign exchange and from monetary position in 2006, as compared to losses from these items in 2005. The change in the net comprehensive financing income (cost) in 2005 as compared to 2004 was due to combined effects of financing costs related to the refinancing of the Corredor Sur and Acapulco tunnel notes as well as losses in foreign exchange and monetary position.

We accrued interest expense of Ps.668 million in 2006, as compared to interest expense of Ps.468 million in 2005 and Ps.335 million in 2004. The increase in interest expense in 2006 was primarily attributable to the increase in the debt level due to bank loans we took to finance the Irapuato — La Piedad modernization project and to obtain working capital for projects in the Mexico City International Airport. The increase in interest expense in 2005 from 2004 was primarily attributable to refinancing expenses related to Corredor Sur and the Acapulco Tunnel, which together accounted for Ps.180 million of non-recurring costs. The increase in non-recurring costs was partially offset by a decrease in the average interest rate on our consolidated debt in 2005, which was 7.3%.

Interest income increased from Ps.255 million in 2004 to Ps.364 million in 2005 and further increased to Ps.434 million in 2006, primarily because our full consolidation of GACN, which had a strong cash position, including its results of operations, began January 1, 2006. The increase in interest income in 2005 from 2004 was primarily due to the unused cash balance from proceeds of notes issued to finance the El Cajon Hydroelectric project.

The gain or loss on monetary position reflects the effects of inflation, as measured by the NCPI, on our net monetary position. The gain on monetary position in 2004 and 2006 reflected our net monetary liability position in those years and the loss in monetary position in 2005 reflected our net monetary asset position in that year.

We reported a foreign exchange gain of Ps.36 million in 2006, as compared to a foreign exchange loss of Ps.7 million in 2005 and a foreign exchange gain of Ps.30 million in 2004. The gains and losses on foreign exchange in these periods reflected the relative trading prices of the Mexican peso versus the U.S. dollar.

Our total debt increased to Ps.13,475 million at December 31, 2006, compared to Ps.10,933 million at December 31, 2005, as a result of increased debt incurred in connection with the Irapuato-La Piedad modernization project, the acquisition of shares in GACN and for increased working capital needs for projects in the new terminal of the Mexico City International Airport. At December 31, 2006, we had no corporate debt (which we define as debt at the parent company level). In 2006, debt increased by Ps.2,542 million, of which Ps.1,738 million was related to El Cajon and Ps.861 million was related to other debt.

At December 31, 2006, 87% of our total debt was denominated in currencies other than Mexican pesos, principally U.S. dollars or, in the case of debt related to projects of Rodio, euros. We may in the future incur additional non-peso denominated indebtedness. Declines in the value of the Mexican peso relative to such other currencies will both increase our interest costs and result in foreign exchange losses. In other cases an increase in the value of the Mexican peso relative to such other currencies will have the opposite effect.

Other Income, Net

In 2006, our net other income was Ps.57 million, compared with net other income of Ps.156 million in 2005. The decline in 2006 was principally due to net gains in 2005 related to the sale of our 40% equity in PMA Mexico (formerly known as CIMA) and the sale of certain litigation rights.

In 2005, our net other income was Ps.155 million, compared with net other expenses of Ps.17 million in 2004. The improvement in 2005 was principally due a net gain of Ps.40 million related to the sale of our 40% equity in CIMA and a net gain of Ps.55 million related to the reversal of contingency reserves created for the sale of divested subsidiaries during previous periods. These gains were partially offset by losses incurred in connection with the sale of property, plant and equipment.

Income Tax

In 2006, we recorded a net tax provision of Ps.382 million. The provision is comprised of (1) a current income tax expense of Ps.231 million, including Ps.109 million related to airport concessions, (2) a deferred income tax expense of Ps.465 million due to the reversal of deferred income tax assets and liabilities, and (3) an additional deferred income tax benefit from the reduction of a reserve of Ps.314 million reflecting a change in the valuation allowance, which resulted from our estimation that we may be able to benefit from tax carryforwards and asset tax credit available to us in the period granted by Mexican law for the recovery of such tax carryforwards. In 2006, the statutory employee profit sharing expense equaled Ps.141 million, which reflected a current statutory employee profit sharing expense of Ps.99 million and a deferred statutory employee expense of Ps.43 million.

In 2005, we recorded a net tax provision of Ps.360 million, which reflected a current income tax expense of Ps.93 million, a deferred income tax expense of Ps.111 million, a deferred tax effect due to the decrease in the statutory tax rate and an expense of Ps.108 million reflecting a change in the valuation allowance, which resulted from our estimation that we may be unable to benefit from certain tax loss carryforwards and asset tax credits available to us in the period granted by Mexican law for the recovery of such tax carryforwards. In 2005, the statutory employee profit sharing expense equaled Ps.100 million, which reflected a current statutory employee profit sharing expense of Ps.84 million and a deferred statutory employee expense of Ps.16 million.

The statutory tax rate in Mexico has been reduced from 33% for 2004 to 30% for 2005 and 29% for 2006 and will be further reduced to 28% in 2007. Additionally the Mexican asset tax was reduced for 2007 to 1.25% from 1.8% of the value of the assets. However, due to changes in Mexican asset tax law, the effect of this decrease in 2007 may be more than offset by an expansion of the asset base taxed. See note 20 to our financial statements. Generally, the differences between effective tax rates and statutory tax rates are due to differences between taxable and financial accounting income or loss, including, to an important extent, those relating to the recognition of profit or loss on construction contracts that tend to fluctuate significantly from year to year. Income taxes payable on revenues from the El Cajon hydroelectric project are deferred until we receive payment from the CFE upon completion of the project in 2007.

As of December 31, 2006, we had Ps.3,164 million in consolidated net operating loss carryforwards and Ps.2,232 million in consolidated asset tax credits available. See note 20 to our financial statements.

Share in Net Gain of Unconsolidated Affiliated Companies

We reported net income from our equity interest in unconsolidated affiliates of Ps.22 million in 2006, compared to Ps.102 million in 2005 and Ps.183 million in 2004. The decrease in 2006 was primarily due to the absence of income from GACN which now is a consolidated subsidiary and the decrease of income from Dravica, due to the completion of the Caruachi Hydroelectric project in 2006. The decrease in 2005 as compared to 2004 was primarily due to a decline in income from Dravica, which was near the completion of the project. The primary source of income in 2004 was our subsidiary Dravica.

Net Income

We reported net income before minority interest of Ps.986 million in 2006, compared to net income before minority interest of Ps.783 million in 2005 and net income before majority interest of Ps.163 million in 2004. The improvement in 2006 was primarily attributable to our increased work volume and an improvement in our gross margin. In 2005, the improvement was primarily attributable to our increased work volume and a decrease in our selling, general and administrative expenses as a percentage of our net revenues, which were partially offset by an increase in comprehensive financing cost of Ps.131 million. In 2004, the income was primarily attributable to Ps.546 million of operating income and income in unconsolidated affiliated companies of Ps.183 million, which were offset by an income tax expense of Ps.534 million.

Net income of minority interest was Ps.341 million in 2006, which primarily reflected gains in construction activities. Net income of minority interest was Ps.259 million in 2005, which primarily reflected gains in construction activities. Net income of minority interest was Ps.66 million in 2004.

U.S. GAAP Reconciliation

The principal differences between MFRS and U.S. GAAP that affect our net income and majority stockholders’ equity relate to the accounting treatment of the following items:

•	Minority interest;

•	Bulletin B-15 inflation effects;

•	Revenue recognition for low-income housing sales;

•	Capitalization of financing costs;

•	Restatement for inflation on foreign sourced fixed assets;

•	Reversal of an impairment charges;

•	Financial instruments;

•	Compensation cost on stock option plan;

•	Severance payments; and

•	Deferred income tax and deferred statutory employee profit-sharing.

Pursuant to MFRS, our consolidated financial statements also recognize certain effects of inflation in accordance with Bulletin B-10 and Bulletin B-12, except for the restatement of foreign-sourced fixed assets from January 1, 1998. These effects have not been reversed in our reconciliation with U.S. GAAP. For a more detailed description of the differences between MFRS and U.S. GAAP as they affect our net income and total stockholders’ equity, see note 29 to our audited consolidated financial statements.

Accounting Policies and Estimates:

We prepare our financial statements in accordance with MFRS (which were previously titled accounting principles generally accepted in Mexico, or Mexican GAAP, prior to January 1, 2006, at which date CINIF changed the terminology referring to the body of Mexican accounting principles as MFRS). MFRS includes Mexican Financial Information Standard, or NIF, A-8, “Supplementary Standards to Financial Reporting Standards”, which requires that we apply other comprehensive bodies of accounting principles in cases where MFRS is silent on an issue, first applying International Financial Reporting Standards, or IFRS, issued by the International Accounting Standard Board, or IASB, and subsequently any other standard or principle that is considered adequate, so long as it comes from a formal, recognized body of accounting principles which do not contravene the concepts of MFRS, such as U.S. GAAP.

MFRS requires us to make estimates that affect the amounts recorded for assets, liabilities, income and expenses in our financial statements. MFRS also requires us to make such estimates based on available information and on the best knowledge and judgment of management according to the experience and current facts. Nevertheless, the actual results could differ from these estimates. We have implemented control procedures to ensure that our accounting policies are timely and adequately applied. The accounting policies that involve the use of estimates that substantially affect our financial statements for the year ended December 31, 2006, are as follows:

Accounting for Construction Contracts

As part of the planning process of a construction contract before commencing any project, we review the principal obligations and conditions of the specific contract for the purpose of (i) reasonably estimating the projected revenue, (ii) reasonably estimating the costs to be incurred in the project, (iii) reasonably estimating the gross profit of the project, and (iv) reasonably identifying the rights and obligations of the parties. Based on that analysis, and in conjunction with the legal and economic right to receive payment for the work performed as established in the contracts, we utilize the percentage-of-completion method to recognize revenues on our construction contracts.

The decision of whether or not to participate in a project is made collectively with representatives of the technical, legal, financial and administrative areas, which covers the analysis of the customer’s economic solvency and good standing, the legal framework, the availability of resources, the technological complexity and construction procedures, the obligations and rights assumed, the economic, financial and geological risks, and the possibility of those risks being mitigated, as well as the case-by-case analysis of each contract. Our policy is to avoid contracts with material risks, unless such risks may be mitigated or transferred to the customers, suppliers and/or subcontractors.

In contracts involving performance guarantees related to the equipment on which the performance of the project depends, the decision to participate will depend on, among other factors, our ability to transfer the risks and penalties related to these guarantees to the suppliers and/or subcontractors.

In contracts involving guarantees related to timely delivery, we generally plan the project to take into consideration the risk of delay and generally allow sufficient time for the timely completion of the project despite unavoidable delays.

Projects are executed in accordance with a work program determined prior to commencement of the project, which is periodically updated. The work plan includes the description of the construction procedures, the critical execution route, the allocation and timeliness of the resources required and the project’s cash flow forecast.

The construction contracts in which we participate are typically governed by the civil law of various jurisdictions which recognizes a contractor’s right to receive payment for work performed. Under this body of law, the buyer is the legal owner of the works in execution while they are in process, and the contractor is entitled to the payment for those works, even though payment may not occur until the completion of the contract.

The construction contracts into which we enter are generally either (i) unit price or (ii) fixed price (either lump sum or not-to-exceed). The evaluation of the risks for each type of contract, whether a public works or private sector contract, is distinct.

In unit price contracts in the private sector, the customer generally assumes the risks of inflation, exchange-rate and price increases for the materials used in the contracts. Under a unit price contract, upon signing the parties agree upon the price for each unit of work. However, unit price contracts normally include escalation clauses whereby we retain the right to increase the unit price of such inputs as a result of inflation, exchange-rate variations or price increases for the materials, if any of these risks increases beyond a percentage specified in the contract.

For unit price contracts related to public works, in addition to escalation clauses, in Mexico, the Public Works and Services Law establishes mechanisms to adjust the value of such unit-price contracts for cost increases. The Public Works and Services Law provides the following mechanisms for the adjustment of unit prices in unit-price contracts: (i) a review of individual unit prices for which adjustment may be possible; (ii) review of unit prices by group where the estimated amount of work remaining to be performed represents at least 80% of the total amount of remaining work under the contract; and (iii) for those projects in which the relationship between the input and the total contract cost is established, an adjustment to reflect the increased cost may be made based on such proportion. The application of these mechanisms is required to be specified in the relevant contract.

In lump sum contracts, not-to-exceed contracts or contracts where there are no escalation clauses in which we undertake to provide materials or services at fixed unit prices required for a project in the private sector, generally we absorb the risk related to inflation, exchange-rate fluctuations or price increases for materials. However, we seek to mitigate these risks as follows (i) when the bid tender is prepared, such risks are included in determining the costs of the project based on the application of certain economic variables which are provided by recognized economic analysis firms; (ii) contractual arrangements are made with the principal suppliers, among which advance payments are made to ensure that the cost of the materials remains the same during the contract term; and (iii) the exchange-rate risk is mitigated by contracting suppliers and subcontractors in the same currency as that in which the contract is executed with the customer.

For those risks that cannot be mitigated or which surpass acceptable levels, we carry out a quantitative analysis, where we determine the probability of occurrence of each risk, measuring the potential financial impact, and adjust the fixed price estimation of the contract to an appropriate level, taking these risks into consideration.

For fixed price contracts in the public sector, the Public Works and Services Law also protects the contractors when adverse economic conditions arise that could not have been anticipated at the time of awarding the contract and thus were not considered in the initial contract bid. The Public Works and Services Law allows the Controller’s Office (Secretaria de la Funcion Publica) to issue guidelines through which public works contractors may recognize increases in their initial contract prices as a result of adverse economic changes.

This was the case after significant global increases in the price of steel occurred at the end of 2003 and beginning of 2004. The Controller’s Office (Secretaria de la Funcion Publica) issued general guidelines allowing public works contractors to recognize the increase in steel prices in their original contract prices. In the specific case of the El Cajon contract, this resulted in an increase to the initial contract price of approximately U.S.$43 million (on an initial contract of U.S.$748 million).

Our construction contracts are recorded using the percentage-of-completion method established in MFRS, which is similar to that established in U.S. GAAP through Accounting Research Bulletin 45 (ARB45) “Long-Term Construction-Type Contracts” and Statement of Position No. 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. The percentage-of-completion method allows the timely recognition of the performance of the project and appropriately presents the legal and economic substance of the contracts. According to this method, revenue is recognized in periodic form according to the execution progress of the construction, as if it were a continuous sale.

In order to be able to apply percentage-of-completion, the following requirements must be met: (i) the contract must clearly specify the legal rights related to the goods or services to be provided and to be received by the parties, the consideration to be exchanged and the terms of the agreement; (ii) our legal and economic right to receive the payment for the work performed as the contract is executed must be specified; (iii) the expectation must be that both the contractor and the customer will fulfill their respective contractual obligations; and (iv) based on the construction budget and contract, the total amount of revenue, the total cost to be incurred and the estimated profit can be determined.

Construction contracts are developed taking into account the expected costs and revenues to date as the contract progresses. The estimations are based on the terms, conditions and specifications of each specific project, including plans and assumptions made by management of the project in order to ensure that all costs attributable to the project were included.

In order to measure the extent of progress toward completion for the purpose of recognizing revenue, we utilize either the costs incurred method or the units of work method. The base revenue utilized to calculate percentage of profit as work progresses includes the following: (i) the initial amount established in the contract, (ii) additional work orders requested by the customer, (iii) changes in the considered yields, (iv) the value of any adjustments (for inflation, exchange rates, or changes in prices agreed to in the contract), (v) the decrease in the original contract value and final agreements in contracts, (vi) claims, and (vii) completion or performance bonuses and agreed penalties, as of the date on which any revision takes place and is effectively approved by the customers.

The base cost utilized to calculate the profit percentage under the costs incurred method includes the following: (i) the costs directly related to the specific contract, (ii) indirect costs related to the general contract activity that can be matched to a specific contract; and (iii) any other costs that may be transferred to the customer under the contract terms. The costs directly related to the specific contract include all direct costs such as materials, labor, subcontracting costs, manufacturing and supply costs of equipment manufactured off-site and depreciation. Indirect costs identified that are assignable to a contract include indirect labor, payroll of technical and administrative personnel, construction site camps and related expenses, quality control and inspection, internal and external contract supervision, insurance costs, bonds, depreciation and amortization, repairs and maintenance.

Costs which are not included within contract costs are: (i) any general administrative expenses not included under any form of reimbursement in the contract; (ii) selling expenses; (iii) any research and development costs and expenses not considered reimbursable under the contract; and (iv) the depreciation of machinery and equipment not used in the specific contract even though it is available on hand for a specific contract, when the contract does not allow revenue for such item. In addition, work performed in independent workshops and construction in-progress are also excluded costs and are recorded as assets when they are received or used under a specific project.

Costs incurred for change orders based on customers’ instructions which are still awaiting definition and price authorization are recognized as assets within the cost and estimated earnings in excess of billings of uncompleted contracts.

Periodically, we evaluate the reasonableness of the estimates used in the percentage-of-completion. Cost estimates are based on assumptions which can differ from the actual cost over the life of the project. Accordingly, estimates are reviewed periodically taking into account factors such as price increases for materials, the amount of work to be done, inflation, exchange-rate fluctuations, changes in contract specifications due to adverse conditions and provisions created based on the construction contracts over the project duration including those related to penalties, termination and startup clauses of the project, and the rejection of costs by customers, among others. If as a result of this evaluation there are modifications to the revenue or cost previously estimated or if the total estimated cost of the project exceeds expected revenues, an adjustment is made in order to reflect the effect in results of the period in which the adjustment or loss is incurred. The estimated revenues and costs may be affected by future events. Any change in these estimates may affect our results.

We consider that the potential credit risk related to construction contracts is adequately covered because the construction projects in which we participate generally involve customers of recognized solvency. Billings received in advance of execution or certification of work are recognized as advances from customers. In addition, we periodically evaluate the reasonableness of our accounts receivable. In cases when an indication of collection difficulty exists, allowances for bad debts are created and charged to results in the same period. The estimate for such reserve is determined based on management’s best judgment in accordance with prevailing circumstances at that time. We are usually subject to a balance aging of between 30 and 60 days for work performed but not previously estimated in unfinished contracts. Under MFRS, our policy is not to recognize a provision for accounts receivable on contracts that require the customer to pay for the work not as it is performed, but only when the project is completed.

For those projects in which financing revenue is included as part of the selling price, the contract costs also include the net comprehensive financing costs incurred with the financing obtained to perform the contract. In cases where the actual financial cost exceeds the originally estimated financial cost, such excess is recognized in comprehensive financing costs. In these types of contracts, the collection of the contract amount from the client may take place at the completion of the project. However, periodic reports of the advance of the project to date are provided to and approved by the client, which serve as the basis so that we can continue to obtain financing for the project.

When a contract includes construction of various facilities, construction of each facility is treated as a separate profit center when: i) separate proposals for each facility have been presented; ii) each facility has been separately negotiated and has independent terms and conditions established in the contract; and iii) the revenue, costs and profit margin of each separate facility can be identified.

A group of contracts, whether with one or several clients, are treated together as one unique profit center when: i) the group of contracts have been negotiated together as a unique package; ii) the contracts are so intimately related that they are effectively part of a unique project with a global profit; and iii) the contracts are executed simultaneously or in a continuous sequence.

The estimated profit of various profit centers cannot offset one another. We ensure that when several contracts integrate a profit center, its results are properly combined.

In the case of a consortium, construction backlog takes into account only those contracts in which we have control over such project. We consider ourselves to have control when we have a majority participation in the project and when we are assigned leadership of the project.

Long-Lived Assets

We value our long-lived assets at their historical cost restated for inflation in accordance with Bulletin B-10. We calculate depreciation on our fixed assets, such as property, plant and equipment based on their remaining useful life. We calculate amortization, as in the case of our investment in concessions of highways, tunnels and rights involving the use of airport facilities and concessions over the duration of such concession. We periodically evaluate the impairment of long-lived assets. If the restated values of our long-lived assets exceed their recoverable value, we write-down the asset to its recoverable value. The recoverable value is determined as the greater of the net selling price of a cash-generating unit and its useful value, which is the present value of discounted future net cash flows. The mechanics to calculate the recoverable value are established considering the particular circumstances of the concessions, machinery and equipment and intangible assets.

Our estimates for forecasted revenues related to traffic volume, which we primarily use in connection with vehicle counting in the case of our highway concessions, are based on population growth estimates and on the economic conditions in the area surrounding the concessioned highway. Our calculations also take into account temporary decreases in vehicle use as a result of tariff increases and the impact of our marketing strategies that are aimed at generating higher revenues. Our estimates may be based on assumptions that differ from the actual use.

Recognition of the loss from impairment under U.S. GAAP differs from that established by Bulletin C-15, “Impairment of Long-Lived Assets and Their Disposal.” Under U.S. GAAP, SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets,” requires that in the presence of certain events and circumstances, we review long-lived assets for impairment. An impairment loss under SFAS No. 144 is calculated as the difference between the fair value and the carrying value of the long-lived asset. However, an impairment loss is only recognized when it is determined that the long-lived asset is not recoverable. A long-lived asset is not recoverable when the estimated future undiscounted cash flows expected to result from the use of the asset are less that the carrying value of the asset.

Income Tax

A provision or benefit for income tax is recorded in the results of the year in which such tax expense or benefit is incurred. Deferred income tax assets and liabilities are recognized for temporary differences derived from comparing the accounting and tax values of assets and liabilities, plus any future benefits resulting from tax losses and unused tax loss carryforwards. The resulting deferred tax provision or benefit is reflected in our statement of operations. A deferred tax liability is recorded when there is a charge to results, or deferred tax asset when a credit is recorded.

The calculation and recognition of deferred taxes and the related valuation allowance requires the use of estimates, which may be affected by the amount of our future taxable income, the assumptions relied on by our management and our results of operations.

We periodically evaluate the fairness of deferred tax assets or liabilities based on historical tax results and estimated tax profits, among others. The method used to determine deferred taxes is similar to that established in SFAS No. 109, “Accounting for Income Taxes.” A valuation allowance is recorded for any deferred tax assets that, in the opinion of our management, are not probable of being realized. Any change in our estimates may have an effect on our financial condition and results of operations.

Effect of Application of the Critical Accounting Policies on Results:

Set forth below are the results derived from the application of the aforementioned policies and their effects on our financial statements for the years ended December 31, 2006, 2005 and 2004:

Construction Contracts

Our financial statements as of December 31, 2005 include a provision of Ps.2 million for estimated losses upon project termination related to projects that were expected to be substantially completed during 2006; no loss provisions were recognized in our 2006 financial statements. As of December 31, 2006 and 2005, our financial statements include an allowance for doubtful accounts of Ps.170 million and Ps.179 million, respectively. Reserves and provisions were recorded based on our best estimates and current circumstances. If these circumstances change, we may need to modify the amount of reserves and provisions we have recorded.

Income Tax

In 2006 we recorded a net tax provision of Ps.382 million, which reflected a current income tax expense of Ps.231 million, a deferred income tax expense of Ps.465 million and a benefit related to a decrease in the valuation allowance of Ps.314 million. As of December 31, 2006, we had a net deferred tax asset of Ps.2,406 million, including deferred tax liabilities of Ps.2,659 million and creditable asset tax of Ps.2,232 million. As of December 31, 2006, a valuation allowance for tax loss carryforwards and asset tax credits of Ps.2,406 million was recorded because we believe that the period granted by Mexican law for the recovery of such amounts may expire before such tax loss carryforwards and tax on asset credits are recovered. If these circumstances were to change, we may be required to increase or decrease the valuation allowance.

In 2005, we recorded a net tax provision of Ps.360 million, which reflected a current income tax expense of Ps.93 million, deferred tax expense of Ps.111 million related to change in deferred tax assets and liabilities, a deferred income tax expense of Ps.48 million reflecting change in the statutory tax rate and an increase in the valuation allowance of Ps.108 million.

Long-Lived Assets

During 2004, we performed impairment analyses on our investments in concessions and other long-lived assets in conformity with Bulletin C-15, considering the usage value or sales price. We recorded a net impairment loss for accounting purposes of Ps.57,319 thousand, which is included in the consolidated statement of operations under the caption other expenses, net. No impairments or adjustments to the carrying value of other significant long-lived assets were made in 2006 or 2005.

Recently Issued Accounting Standards

Mexico

When Mexican NIF Series A went into effect on January 1, 2006, which represents the Conceptual Framework described in note 3 to our financial statements, some of its provisions created divergence with specific NIFs already in effect. Consequently, in March 2006, CINIF issued Interpretation Number 3 (INIF No. 3), “Initial Application of Mexican Financial Reporting Standards”, establishing, that provisions set forth in specific NIFs that have not been amended should be followed until their adaptation to the Conceptual Framework is complete. For example, in 2006, revenues, costs and expenses were not required to be classified as ordinary and non-ordinary in the statement of income and other comprehensive income items in the statement of stockholders’ equity were not required to be reclassified into the statement of income at the time net assets that gave rise to them were realized.

CINIF continues to pursue its objective of moving towards a greater convergence with International Financial Reporting Standards. To this end, on December 22, 2006, it issued the following NIFs, which will become effective for fiscal years beginning on or after January 1, 2007:

•	NIF B-3, Statement of Income

•	NIF B-13, Events Occurring after the Date of the Financial Statements

•	NIF C-13, Related Parties

•	NIF D-6, Capitalization of Comprehensive Financing Result

Some of the significant changes established by these standards are as follows:

NIF B-3, “Statement of Income”, sets the general standards for presenting and structuring the statement of income, the minimum content requirements and general disclosure standards. Consistent with NIF A-5, “Basic Elements of Financial Statements”, NIF B-3 now classifies revenues, costs and expenses, into ordinary and non-ordinary. Ordinary items (even if not frequent) are derived from the primary activities representing an entity’s main source of revenues. Non-ordinary items are derived from activities other than those representing an entity’s main source of revenues. Consequently, the classification of certain transactions as special or extraordinary, according to former Bulletin B-3, was eliminated. As part of the structure of the statement of income, ordinary items should be presented first and, at a minimum, present income or loss before income taxes, income or loss before discontinued operations, if any, and net income or loss. Presenting operating income is neither required nor prohibited by NIF B-3. If presented, the line item other income (expense) is presented immediately before operating income. Cost and expense items may be classified by function, by nature, or a combination of both. When classified by function, gross income may be presented. Statutory employee profit sharing should now be presented as an ordinary expense (within other income (expense) pursuant to INIF No. 4 issued in January 2007) and no longer presented within income tax. Special items mentioned in particular NIFs should now be part of other income and expense and items formerly recognized as extraordinary should be part of non-ordinary items.

NIF B-13, “Events Occurring after the Date of the Financial Statements”, requires that for (1) asset and liability restructurings and (2) creditor waivers to their right to demand payment in case the entity defaults on contractual obligations, occurring in the period between the date of the financial statements and the date of their issuance, only disclosure needs to be included in a note to our financial statements while recognition of these items should take place in the financial statements of the period in which such events take place. Previously, these events were recognized in the financial statements in addition to their disclosure. NIF A-7, “Presentation and Disclosure”, in effect as of January 1, 2006, requires, among other things, that the date on which the issuance of the financial statements is authorized be disclosed as well as the name of authorizing management officer(s) or body (bodies). NIF B-13 establishes that if the entity owners or others are empowered to modify the financial statements, such fact should be disclosed. Subsequent approval of the financial statements by the stockholders or other body does not change the subsequent period, which ends when issuance of the financial statements is authorized.

NIF C-13, “Related Parties”, broadens the concept “related parties” to include a) the overall business in which the reporting entity participates; b) close family members of key officers; and c) any fund created in connection with a labor-related compensation plan. NIF C-13 requires the following disclosures: a) the relationship between the controlling and subsidiary entities, regardless of whether or not any intercompany transactions took place during the period; b) that the terms and conditions of consideration paid or received in transactions carried out between related parties are equivalent to those of similar transactions carried out between independent parties and the reporting entity, only if sufficient evidence exists; c) benefits granted to key officers; and d) name of the direct controlling company and, if different, name of the ultimate controlling company. Notes to comparative financial statements of prior periods should disclose the new provisions of NIF C-13.

NIF D-6, “Capitalization of Comprehensive Financing Result”, establishes general capitalization standards that include specific accounting for financing in domestic and foreign currencies or a combination of both. Some of these standards include: a) mandatory capitalization of comprehensive financing cost, or RIF, directly attributable to the acquisition of qualifying assets; b) in the instance financing in domestic currency is used to acquire assets, yields obtained from temporary investments before the capital expenditure is made are excluded from the amount capitalized; c) exchange gains or losses from foreign currency financing should be capitalized considering the valuation of associated hedging instruments, if any; d) a methodology to calculate capitalizable RIF relating to funds from generic financing; e) regarding land, RIF may be capitalized if development is taking place; and f) conditions that must be met to capitalize RIF, and rules indicating when RIF should no longer be capitalized. The entity may decide on whether to apply provisions of NIF D-6 for periods ending before January 1, 2007, in connection with assets that are in the process of being acquired at the time this NIF goes into effect.

On November 30, 2006, the Interpretations Committee of International Financial Reports issued IFRIC 12, “Agreements for Service Concessions,” which is of mandatory application as of January 1, 2008, although its early application is encouraged. Accordingly we have applied IFRIC 12 beginning January 1, 2007. This interpretation deals with recognition of concessions by private sector operators involved in supplying infrastructure assets and services to the public sector, such as schools and highways. The interpretation establishes that for those agreements which fall within this scope, the infrastructure assets are not recognized as property, plant and equipment of the operator; rather, depending on the contract terms, the operator will recognize: (1) a financial asset, whereby an operator constructs or makes improvements to the infrastructure, in which the operator has an unconditional right to receive a specific amount of cash or other financial asset during the contract term; or (2) an intangible asset, whereby the operator constructs or makes improvements and is allowed to operate the infrastructure for a fixed period after the construction is terminated, in which the future cash flows of the operator have not been specified, because they may vary depending on the use of the asset, and are therefore considered contingent; or (3) both, a financial asset and an intangible asset, when the return/gain for the operator is provided partially by a financial asset and partially by an intangible asset. This IFRIC establishes that for both the financial asset and the intangible asset, the revenues and costs related to the construction or the improvements are recognized in revenues during the construction phase in accordance with IAS 11 “Construction Contracts” (or its equivalent in NIF, NIF D-7).

We believe that this pronouncement is applicable to the concession contracts that we have signed with government agencies.

These pronouncements are currently being analyzed to determine their effect on our financial position and results of operations.

United States of America

In June 2006, the FASB issued FASB Interpretation No., or FIN, 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. FIN 48 will be effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions under SFAS No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. We do not anticipate that the adoption of this new accounting principle will have a material effect on our financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin, or SAB, No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatement in Current Year Financial Statements.” This standard applies only to companies that are public in the U.S. SAB 108 addresses the process and diversity in practice of quantifying financial statement misstatements and the potential build up of improper amounts on the balance sheet. We adopted the provisions of SAB No. 108 in our 2006 financial statements, which did not affect our financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We do not anticipate the adoption of this new accounting principle will have a material effect on our financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” an amendment of FASB Statements Nos. 87, 88, 106, and 132(R). SFAS No. 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, in order to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also prescribes additional disclosure requirements. These provisions of this statement became effective for us at December 31, 2006. In addition, a company must now measure the fair value of its plan assets and benefit obligations as of the date of its year-end balance sheet. A company is no longer permitted to measure the funded status of its plan(s) by being able to choose a measurement date up to three months prior to year-end. This provision within the standard will be effective for our fiscal year ending after December 31, 2008.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 allows entities to voluntarily choose, at specified election dates, to measure various financial assets and financial liabilities at fair value (the “fair value option”). SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We do not anticipate the adoption of this new accounting principle will have a material effect on our financial position, results of operations or cash flows.

LIQUIDITY AND CAPITAL RESOURCES

General

Our principal uses of funds in 2006 were:

•	Ps.940 million for the purchase of land reserves for our Housing Development segment
•	Ps.359 million for the modernization of the Irapuato — La Piedad PPP project in the Infrastructure segment
•	Ps.440 million for working capital for the construction of the new terminal in the Mexico City International Airport in the Civil Construction segment
•	Ps.1,996 million for the financing of the acquisition of GACN in the Infrastructure segment

Our principal sources of funds in 2006 were:

•	Ps.359 million of bank loans to finance the Irapuato — La Piedad PPP project
•	Ps.440 million of bank loans to finance working capital
•	Ps.1,996 million of bank loans to finance the GACN acquisition

Our expected future sources of liquidity include cash flow from our Civil Construction, Industrial Construction and Infrastructure segments, third party financing for our construction and housing projects, as well as the divestment of certain other assets related to our core operations that are obsolete or no longer useful to us, such as construction machinery and equipment. There can be no assurance that we will be able to continue to generate liquidity from these sales.

As of March 31, 2007, we had net working capital (current assets less current liabilities) of Ps.7,702 million. We had net working capital of Ps.9,523 million as of December 31, 2006 as compared to net working capital of Ps.4,897 million as of December 31, 2005 and a net working capital of Ps.1,782 million as of December 31, 2004. Our net working capital as of December 31, 2005, December 31, 2006 and March 31, 2007 included Ps.1,808 million, Ps.2,402 million and Ps.2,382 million, respectively, of net working capital from GACN, which we began to consolidate in December 2005. The increase in net working capital from December 31, 2005 to December 31, 2006 was primarily attributable to the reclassification of accounts receivable of El Cajon Hydroelectric project from long-term receivables to short-term receivables, given their expected (and actual) receipt in 2007. The increase in net working capital from December 31, 2004 to December 31, 2005 was primarily attributable to the consolidation of GACN’s balance sheet in 2005, an increase in our cash position and a reduction in short-term debt, which was partially offset by a decrease in other receivables. We believe that our working capital is sufficient to meet our requirements in connection with work we currently intend to carry out in the near future.

Our cash and cash equivalents were Ps.5,109 million as of December 31, 2006, as compared to Ps.6,545 million as of December 31, 2005 and Ps.3,704 million as of December 31, 2004. Of our cash and cash equivalents as of December 31, 2006, Ps.1,860 million was attributable to the consolidation of GACN’s balance sheet in December 2005. At December 31, 2006, we had a current ratio (current assets over current liabilities) of 1.68, as compared to a current ratio of 1.64 at December 31, 2005. As of March 31, 2007, we had a current ratio of 1.22.

Cash and cash equivalents at year-end 2006 included:

•	Ps.1,860 million of cash and cash equivalents (representing 36% of our cash and cash equivalents) held by GACN;
•	Ps.1,374 million of cash and cash equivalents (representing 27% of our cash and cash equivalents) held by ICA-Fluor;
•	Ps.378 million of cash and cash equivalents (representing 7.4% of our cash and cash equivalents) held by CIISA;

•	Ps.59 million of cash and cash equivalents (representing 1% of our cash and cash equivalents) held by Rodio.

The use of cash and cash equivalents by ICA-Fluor or Rodio Kronsa requires the consent of the other shareholders or partners, as applicable, in each such subsidiary or joint venture, which are the Fluor Corporation, in the case of ICA-Fluor, and the Soletanche Bachy Group, in the case of Rodio Kronsa. See “Item 3. Key Information — Risk Factors — A substantial percentage of our cash and cash equivalents are held through less-than-wholly owned subsidiaries or joint ventures that restrict our access to their resources.”

We generated Ps.1,910 million from operating activities during 2006, as compared to Ps.1,102 million in 2005 and Ps.546 million in 2004.

The terms of the El Cajon contract required that we secure financing for the project costs and limit disbursements during the construction phase to 80% of the cash cost of any certified work performed. Because the terms of the construction contract provided that the CFE would pay for the project upon completion, and the financing obtained by CIISA covers only the project’s cash costs, the project did not generate any significant cash flow to us until February 27, 2007, when the CFE paid CIISA U.S.$525 million upon the delivery of the project’s first turbine unit. On June 1, 2007, CIISA delivered, and the CFE provisionally accepted, the project’s second turbine unit, the final acceptance of which, pursuant to the contract, requires CIISA to successfully conclude performance tests and deliver related documentation. We expect to complete the project in August 2007. There can be no assurance that we will receive part or all of the remaining U.S.$348 million owed to CIISA upon the project’s completion, or that we will recover any additional amounts that may be in dispute. Because we have recognized revenues from the El Cajon project based on the percentage of completion method of accounting, which relies on certain estimates and assumptions, the project represented a material portion of our revenues in recent years, and is expected to continue to generate a material portion of our revenues in 2007. Since a substantial majority of the project’s revenues have been recognized and costs have been incurred as of June 2007, any decrease in the actual revenues expected to be earned from the project would likely have a material impact on our operating profit in 2007.

The El Cajon hydroelectric project generated Ps.1,634 million, Ps.4,301 million and Ps.3,206 million of revenue, or 8%, 22% and 23% of total revenue, in 2006, 2005 and 2004, respectively. The El Cajon hydroelectric project represents a substantial portion of our receivables and our indebtedness. At December 31, 2006, we had Ps.9,318 million in contract receivables and Ps.7,170 million of debt on our balance sheet relating to the El Cajon hydroelectric project.

As of March 31, 2007, some of our assets were pledged to issuers of letters of credit and under other credit arrangements. These assets are pledged to a number of banks, including: WestLB AG, Norddeutsche Landesbank Girozentrale and Banco Santander. The assets we have pledged include series “B” shares in GACN representing 36.04% of GACN’s capital stock held by Aeroinvest; construction machinery and equipment owned by Ingenieros Civiles Asociados, S.A. de C.V. (a construction subsidiary); and the portion of cash flow that represents free cash flow from Corredor Sur and Acapulco tunnel. As guarantee and collateral for a refinancing of an existing facility agreed upon with Merrill Lynch, we have assigned our economic and corporate interest in our series “B” shares of GACN, consisting of 36.04% of GACN’s capital stock, and in our 74.5% ownership of SETA. Under the refinancing, Aeroinvest will retain the right to vote at all times prior to failing to make a required payment. We expect that most of the assets securing letters of credit will remain pledged until the letters of credit secured by these assets expire. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these banks and our ability to incur further debt (whether secured or unsecured) is limited. At March 31, 2007, we had unrestricted access to Ps.1,176 million of our cash and cash equivalents, compared to Ps.1,519 million at December 31, 2006.

Project Financing

We utilize a number of project financing structures to raise the capital necessary to build projects. We historically financed our construction operations primarily through advances from customers. Increasingly, we have been required to arrange construction-phase financing. This has typically been done through bank financing. As these construction projects near completion, we typically seek to arrange longer-term financing to repay the short-term borrowings, either through the issuance of our own long-term debt or through the securitization of revenues from these projects. For example, in 2004, we replaced the bridge financing for the El Cajon hydroelectric project with a U.S.$452.4 million syndicated loan and a U.S.$230 million bond and in 2005 we refinanced the Corredor Sur outstanding indebtedness through the issuance of a U.S.$150 million bond. Our ability to arrange financing for the construction of infrastructure facilities is dependent on many factors, including the availability of financing in the credit market.

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

Indebtedness

Our total debt to equity ratio was 0.96 to 1.0 at December 31, 2006, 0.82 to 1.0 at December 31, 2005 and 1.31 to 1.0 at December 31, 2004. The deterioration in the debt to equity ratio from December 31, 2005 to December 31, 2006 mainly reflected the increased level of debt in 2006. The new debt was principally incurred for the acquisition of GACN, funding the El Cajon Hydroelectric project and the Irapuato — La Piedad highway modernization project The improvement in the debt to equity ratio from December 31, 2004 to December 31, 2005 mainly reflected the August 2005 equity sale, the proceeds of which were used to repay indebtedness, the debt refinancing transactions described above and the increase in net income we experienced in 2005.

As of December 31, 2006, approximately 39% of our consolidated revenues and 86% of our indebtedness were denominated in foreign currencies, mainly U.S. dollars. Decreases in the value of the Mexican peso relative to the U.S. dollar will increase the cost in Mexican pesos of our debt service obligations with respect to our U.S. dollar denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased. We currently do not have any financial instruments in place to hedge for foreign currency risk. Several of our subsidiaries have a reduced exposure to the foreign currency risk because a higher percentage of their revenues are denominated in U.S. dollars.

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

In 2006, our debt service obligations (principal and interest) totaled Ps.1,470 million for debt denominated in pesos and U.S dollars. As of December 31, 2006, our net debt (interest paying debt less cash and cash equivalents) was Ps.8,278 million. As of March 31, 2007 our net debt decreased to Ps.5,449 million due to the first payment from the CFE on the El Cajon hydroelectric project.

El Cajon Financing

CIISA obtained permanent financing for the El Cajon hydroelectric project in the first quarter of 2004, consisting of a U.S.$452.4 million syndicated loan and a U.S.$230 million bond. The syndicated loan and bond contain various restrictive covenants typical for project financing. The permanent financing required that CIISA obtain U.S.$26 million in letters of credit to be used as collateral for the financing. The terms of the syndicated loan also include a U.S.$53 million contingent facility that can be drawn upon to cover increases in the cost of the project or if CFE requests that additional works be done on the project, and a U.S.$28 million cost-overrun facility that can be drawn upon to cover cost-overruns. Disbursements under the cost-overrun facility were contingent upon CIISA obtaining additional letters of credit, if CIISA did not meet certain minimum financial ratios based on a percentage of certified work completed on the project. We used both the contingent and the cost overrun facilities. In 2006 we executed a U.S.$60 million subordinated credit agreement with WestLB AG. Additionally, in 2007 CIISA posted a two-year quality guaranty for the first power generation unit in the form of a U.S.$52 million bond and will be required to post an additional U.S.$33 million quality guaranty bond on the final acceptance of the second unit, which is expected to occur in the second half of 2007. CIISA is a special purpose subsidiary, which was created to construct the El Cajon hydroelectric project. We and the other shareholders of CIISA have agreed to guarantee certain obligations of CIISA under the project contracts, including the financing documents, subject to certain limitations in the event of an early termination of the public works contract for the project.

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

TUCA

On June 30, 2005, a trust organized by our subsidiary TUCA issued and sold Ps.800 million in notes (Certificados Bursatiles) due 2022, which are listed on the Mexican Stock Exchange. These notes accrue interest at TIIE (the Mexican interbank rate), plus 2.95%. The notes are recourse solely to the trust, which has been assigned the Acapulco Tunnel’s tolls and toll collection rights. After repaying all outstanding debt of TUCA, Ps.66 million to Banco Nacional de Obras y Servicios Publicos, S.N.C. and Ps.206 million of TUCA’s ordinary participation certificates, we received approximately Ps.456 million from the sale of these notes, which was used for general corporate purposes.

GACN

In connection with the GACN acquisition, on December 22, 2005, our subsidiary Aeroinvest obtained a bridge loan from WestLB AG and Nord LB in the amount of U.S.$125 million. The bridge loan is guaranteed by our holding company, Empresas ICA. In September 2006, Aeroinvest entered into a second credit agreement in the amount of U.S.$15 million with WestLB AG, which was later transferred to Halkin Finance

PLC and amended to increase its principal amount to U.S.$55 million, and later increased to U.S.$91 million for a total existing facility of U.S.$216 million.

In June 2007, Aeroinvest entered into agreements with Merrill Lynch to refinance the existing facility. The refinancing was approved at GACN’s extraordinary general shareholders’ meeting held January 31, 2007. The refinancing of the existing facility consists of the issuance of the following series of notes by a Mexican trust, payable in U.S. dollars: (1) Ps.2,125,000,000 aggregate principal amount of Series 2007-1 Class A Notes due 2017, (2) Ps.325,000,000 aggregate principal amount of Series 2007-1 Class B Notes due 2017, and (3) Ps.355,000,000 aggregate principal amount of Series 2007-1 Class C Notes due 2017. Its purpose is prepayment of the existing facility, related costs, fees, reserves and general corporate purposes. Aeroinvest has pledged as collateral its series “B” shares in GACN representing 36.04% of GACN’s capital stock. Additionally, Aeroinvest has assigned its economic and corporate interests (including its right to receive dividends) in such series “B” shares and in its series “A” shares representing 74.5% of the capital stock of SETA, which in turn owns an additional 16.7% of the capital stock of GACN. Under the refinancing, Aeroinvest will retain the right to vote at all times prior to failing to make a required payment. Both we and Aeroinvest made corporate guarantees for the benefit of Banco J.P. Morgan S.A., Institucion de Banca Multiple, J.P. Morgan Grupo Financiero, Division Fiduciaria (as issuer of the notes) and the Bank of New York (as trustee under the indenture governing the notes) in connection with the refinancing. So long as there are amounts outstanding under the notes, Aeroinvest is obligated to comply with certain affirmative and negative covenants, including maintenance of at least its present ownership interest in GACN and SETA, majority control over GACN and its subsidiaries and a minimum ratio of earnings before depreciation and amortization to debt service.

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

As of December 31, 2005, we had outstanding Ps.106 million of other long-term debt associated with financial leases for construction equipment and Ps.77 million of other long-term indebtedness related to a loan maturing in September 2008 that is secured by shares of SISSA Coahuila, S.A. de C.V., which was the remaining amount outstanding from the financing for the construction of the waste-water treatment plant. As of December 31, 2006 we had outstanding long-term other debt of Ps.52 million.

Additional Sources and Uses of Funds

From February 1999 through December 2006, we sold assets for U.S.$784 million, including U.S.$2.8 million in 2006, a portion which were sold as part of a non-core asset divestment program.

In 2006, we sold:

•	several real estate properties in Los Mochis, Sinaloa for U.S.$1.9 million and real estate properties in Cancun, Quintana Roo for U.S.$0.9 million.

We may from time to time repurchase our outstanding equity securities if market conditions and other relevant considerations make such repurchases appropriate. The amount that we may use to repurchase our securities, is authorized annually by our shareholders at our ordinary general meeting.

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

In recent years, our liquidity has also been adversely affected by the length of our average collection period for accounts receivable. Our average collection period for accounts receivable (including El Cajon) considered net of value-added tax was 180 days as of the first quarter of 2007, which is a 31% decrease from the first quarter of 2006 primarily as a result of the collection of the amount related to the first major milestone (testing of the first turbine) of El Cajon Hydroelectric project.

OFF-BALANCE SHEET ARRANGEMENTS

We do not engage in any off-balance sheet arrangements that have or that we believe are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity.

As of December 31, 2006, the scheduled maturities of our contractual obligations were as follows:

	Payments Due by Period
			Less Than						More Than
Contractual Obligations	Total		1 Year		1-3 Years		3-5 Years		5 Years
	(Millions of Mexican pesos)

Long-term debt obligations	Ps.	7,274	Ps.	—	Ps.	2,748	Ps.	4,526	Ps.	—
Current portion of long-term debt obligation		4,756		4,756		—		—		—
Operating lease obligations		955		289		496		92		78

Total	Ps.	12,985	Ps.	5,045	Ps.	3,244	Ps.	4,618	Ps.	78

As of December 31, 2006, the scheduled maturities of other commercial commitments were as follows:

	Amount of Commitment Expiration per Period
	Total Amounts		Less Than						Over
Contractual Obligations	Committed		1 Year		1-3 Years		4-5 Years		5 Years
	(Millions of Mexican pesos)

Standby letters of credit	Ps.	1,163	Ps.	—	Ps.	1,163	Ps.	—	Ps.	—
Guarantees(1)		8,812		—		8,812		—		—

Total commercial commitments	Ps.	9,975	Ps.	—	Ps.	9,975	Ps.	—	Ps.	—

(1)	Consist principally of bonds delivered to guarantee bids, advance payments and performance.

Item 6.	Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Management of our business is vested in our board of directors. Our bylaws provide that the board of directors will consist of the number of directors elected by our shareholders at the annual ordinary general meeting. In September 2006, our bylaws were amended to comply with the new Mexican Securities Market Law published on December 30, 2005 which replaced the prior Law in June 2006. See “Item 6. Directors Senior Management and Employees, Board Practices.” Our current board of directors was elected on April 26, 2007, in three classes, with terms designed to provide a transition to the staggered term arrangement provided by the bylaws. The President of the board of directors must be a Mexican national. We offer no service contracts for our directors providing benefits upon termination of employment. The board of directors currently consists of 18 members, of which thirteen are outside (i.e., non-management) directors. Twelve of our directors are independent directors within the meaning of the Mexican Securities Market Law. The directors are as follows:

		Years as
Name	Position	Director	Age

Bernardo Quintana I.(2)	Chairman	29	65
Jorge Borja Navarrete(2)(7)	Director	21	64
Jose Luis Guerrero Alvarez(2)	Director	17	63
Sergio F. Montaño Leon(2)	Director	15	59
Emilio Carrillo Gamboa(1)(4)(5)	Director	11	69
Alberto Escofet Artigas(1)(4)(5)	Director	11	73
Luis Fernando Zarate Rocha(2)	Director	9	63
Jorge Aguirre Quintana(2)	Director	8	59
Juan Claudio Salles Manuel(1)(4)(5)(6)	Director	4	70
Esteban Malpica Fomperosa(1)(4)(5)	Director	4	57
Angeles Espinosa Yglesias(1)(4)(5)	Director	3	64
Elmer Franco Macias(1)(4)(5)	Director	3	66
Alberto Mulas Alonso(3)(4)(5)	Director	3	46
Francisco Javier Garza Zambrano(3)(4)(5)	Director	1	52
Fernando Ruiz Sahagun(3)(4)	Director	1	64
Luis Rubio Friedberg(3)(4)(5)	Director	1	52
Guillermo Javier Haro Belchez(3)(4)(5)	Director	1	48
Sergio Manuel Alcocer Martinez de Castro(3)(4)(5)	Director	0	44

(1)	Director whose term expires on April 30, 2010.

(2)	Director whose term expires on April 30, 2009.

(3)	Director whose term expires on April 30, 2008.

(4)	Independent directors within the meaning of the Mexican Securities Market Law.

(5)	Independent directors within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

(6)	Audit committee financial expert, within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002.

(7)	Effective July 1, 2007, Mr. Borja will retire. His director position will remain vacant until he is replaced at the next ordinary general meeting of shareholders.

Listed below are the names, responsibilities and prior business of our directors and senior management:

Bernardo Quintana I. has been a member of our board of directors since 1978. Mr. Quintana was our President from December 1994 to December 2006 and has continued as our Chairman since that date. Previously, Mr. Quintana was the Director of Investments for Banco del Atlantico, Vice President of ICA Tourism and Urban Development and our Executive Vice President. Mr. Quintana is currently a board member of several Mexican companies including Banamex, Cementos Mexicanos and Telmex. Mr. Quintana also serves as Chairman of the Board of GACN, S.A.B. de C.V., a publicly traded company. Mr. Quintana is also a member of Mexico’s National Counsel of Businessmen, is a member of the board of trustees of the Universidad Nacional Autonoma de Mexico and the Fundacion ICA. Mr. Quintana holds a degree in civil engineering from the Universidad Nacional Autonoma de Mexico and an MBA from the University of California at Los Angeles.

Jorge Borja Navarrete has been a member of our board of directors since 1986. Mr. Borja is our Executive Vice President in charge of overseeing ICA-Fluor, our Industrial Construction division. Mr. Borja has been with our company over 36 years. Mr. Borja holds a civil engineering degree from the Universidad Nacional Autonoma de Mexico and an MBA from the University of California at Los Angeles.

Jose Luis Guerrero Alvarez has been a member of our board of directors since 1990. Mr. Guerrero has been our Chief Executive Officer since January 2007 and previously was Executive Vice President and Chief Financial Officer. For the past 28 years Mr. Guerrero has held various positions in our finance, administrative, divestment, real estate, manufacturing and business development areas. Before joining us, Mr. Guerrero was the Planning Director at Combinado Industrial Sahagun, the Technical Director at Roca Fosforica Mexicana and held various other positions in Mexico and abroad. Mr. Guerrero holds a diploma D’Ingenieur I.S.M.C.M. from Institut Superieur des Materiaux et de la Construction Mechanique of Paris, France. M.S. and a Ph.D. in Engineering from the University of Illinois at Urbana-Champaign.

Sergio F. Montaño Leon has been a member of our board of directors since 1992, and is currently our Executive Vice President. Mr. Montaño has been with us since 1972, and has worked in the administrative and finance areas. Previously, Mr. Montaño worked at various Mexican companies, including Trebol and Cerveceria Moctezuma, S.A. where he held different administrative positions. Mr. Montaño holds a bachelor’s degree in public accounting from the Universidad Nacional Autonoma de Mexico.

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

Luis Fernando Zarate Rocha has been a member of our board of directors since 1997. Mr. Zarate is in charge of the operations of SETA, the airport operator in which we have a majority interest. Mr. Zarate has been with our company for over 36 years and has worked on various heavy construction projects, in infrastructure projects and in our business development department. Mr. Zarate is also a member of the board of directors of Fundacion ICA. Mr. Zarate holds a B.S. in civil engineering from Universidad Nacional Autonoma de Mexico, where he has been a professor of engineering since 1978.

Jorge Aguirre Quintana has been a member of our board of directors since 2001. Mr. Aguirre is our Vice President in charge of overseeing civil construction. Previously Mr. Aguirre was the project director on the Cantarell nitrogen project and the construction director in our Industrial Construction division. Mr. Aguirre holds a civil engineering degree from the Universidad Nacional Autonoma de Mexico.

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

Esteban Malpica Fomperosa has been a member of our board of directors since April 2003. Mr. Malpica is currently a member of the board of directors of Kimberly Clark de Mexico, S.A.B. de C.V., El Puerto de Liverpool, S.A.B. de C.V., Grupo Herdez, S.A.B. de C.V. and Grupo Gruma, S.A.B. de C.V. Since April 2004, Mr. Malpica has been a managing director of Praemia, S.C. From 1995 to 2001 he was a member of the executive committee at Banamex. From 1991 to 1994 Mr. Malpica was president of Acciones y Valores, S.A.B. de C.V. From 1992 to 1995, he was a vice-president of the Mexican Stock Exchange and chairman of the board of directors of the Mexico Equity & Income Fund. Mr. Malpica is a Certified Public Accountant with a degree from the Escuela de Contaduria of the Universidad Iberoamericana. He also holds an MBA from Notre Dame University.

Angeles Espinosa Yglesias has been a member of our board of directors since April 2004. Ms. Espinosa is the President of Fundacion Amparo. Ms. Espinosa is a member of the State Council on Culture and the Arts (Consejo Estatal para la Cultura y las Artes) in the state of Puebla and a director of the Historic Center (Centro Historico) of the city of Puebla. Ms. Espinoza is a member of the board of directors and the finance and planning committee of Casa de Bolsa Inbursa, the board of directors and the finance and planning committee of Telmex, S.A.B. de C.V. and a member of the Latin America Advisory Committee at Harvard University.

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

Alberto Mulas Alonso has been a member of our board of directors since April 2004. Mr. Mulas is the managing director of CReSE Consultores, S.C., a consulting firm that specializes in strategy, finance and corporate governance. Mr. Mulas’s experience derives from his work as an investment banker with Bankers Trust, JP Morgan, Lehman Brothers and Donaldson, Lufkin & Jenrette, having been responsible for the Mexican operations of the last two entities. Mr. Mulas has also worked for the administration of President Vicente Fox until December 2002 as Undersecretary of Urban Development and Housing, and then as the Commissioner of the National Housing Development Commission (Comisionado Nacional de Fomento a la Vivienda). Mr. Mulas is currently a director of the government development banks Bancomext and the Sociedad Hipotecaria Federal. He also serves on the boards of Cydsa, S.A.B. de C.V., GACN, S.A.B. de C.V., URBI, S.A.B. de C.V. and Acciones y Valores, S.A. Mr. Mulas holds a chemical engineering degree from Universidad Iberoamericana and has an MBA from Wharton Business School, University of Pennsylvania.

Francisco Garza Zambrano was elected Director in 2006. After holding various senior management positions within CEMEX since 1988, he now serves as President of the North American Region & Trading at CEMEX. He is directly responsible for CEMEX’s operations in both Mexico and the United States, and for its trading unit. He holds a bachelors degree from the Tecnologico de Monterrey and an M.B.A. from Cornell University’s Johnson Graduate School of Management.

Fernando Ruiz Sahagun has been a member of our board of directors since September 2006. Mr. Ruiz is managing partner at the accountancy consulting firm of Chevez, Ruiz Zamarripa y Cia. Currently he is president of the tax commission of the Business Coordinating Council (CCE) and a tax adviser, and representative of the CCE to the Ministry of Finance. He serves on the boards of a number of public and private companies, both in Mexico and abroad. Mr. Ruiz is an accounting graduate of the UNAM.

Luis Rubio Friedberg has been a member of our board of directors since September 2006. Mr. Rubio is president of the Centro de Investigacion para el Desarrollo (CIDAC), an independent economic and political research institute in Mexico City. He is a fellow of the World Economic Forum and serves on the boards of several investment funds, including the Oppenheimer funds, the India Fund, and the Asia Tigers Fund. Dr. Rubio is a finance specialist and has a masters degree and doctorate in political science from Brandeis University.

Guillermo Javier Haro Belchez has been a member of our board of directors since September 2006. Mr. Haro is secretary general of the Mexican Chamber of Deputies (the lower house of Congress) and has served in the controller’s offices of the federal government and the State of Mexico. He is a professor of political science and public administration at the UNAM. Mr. Haro is a law graduate of the Universidad La Salle and has a doctorate in law from the Universidad de Alcala de Henares in Madrid, Spain.

Sergio Manuel Alcocer Martinez de Castro was elected as an independent director on April 26, 2007. Mr. Alcocer is currently director of the Engineering Institute of the Universidad Nacional Autonoma de Mexico and currently teaches various courses at the Graduate School of Engineering of the same institution. He has a bachelors degree in civil engineering from the Engineering School of the Universidad Nacional Autonoma de Mexico and a Ph.D in engineering from the University of Texas at Austin. Mr. Alcocer has been research director of the Centro Nacional de Prevencion de Desastres and is president of the Reviewing Committee of the Complementary Technical Norms Applicable to the Design and Construction of Masonry Structures belonging to the construction code in Mexico City and is member of the Reviewing Committee of Complementary Technical Norms for the Design and Construction of Concrete structures of the same code. In 2001, Mr. Alcocer received a Mention of Distinction from the Universidad Nacional Autonoma de Mexico for young members of academia in the area of Technological Innovation and Industrial Design. Also in this year, he received the 2001 Research Award from the Academia Mexicana de Ciencias in the area of Technological Research. He is also member of various technical committees of the Instituto Americano del Concreto. Mr Alcocer is currently president of the Mexican Society of Structural Engineering and vice president of the Technical Committee of the National Office of Normalization and Certification of Construction and building. Mr. Alcocer is the first foreign member of the Board of Directors of the Earthquake Engineering Research Institute of the United States.

Executive Officers

Our executive officers currently are as follows:

		Years as
Name	Current Position	Executive Officer

Jose Luis Guerrero Alvarez	Chief Executive Officer	17
Alonso Quintana Kawage	Chief Financial Officer	0
Jorge Borja Navarrete(1)	Executive Vice President, Industrial Construction	21
Sergio F. Montaño Leon	Executive Vice President	17
Luis Fernando Zarate Rocha	Vice President	12
Jorge Aguirre Quintana	Vice President, Civil Construction	8
Carlos Mendez Bueno	Divisional Director, Infrastructure, other concessions	0
Diego Quintana Kawage	Divisional Director, Housing	0
Ruben Gerardo Lopez Barrera	Divisional Director, Infrastructure, Airports and Chief Executive Officer, GACN	0
Luis Carlos Romandia Garcia	General Counsel	2

(1)	Effective July 1, 2007, Jorge Borja Navarrete will retire. Juan Carlos Santos, 39, will be the new Divisional Director of Industrial Construction.

Alonso Quintana Kawage has been our Chief Financial Officer since January 2007. Since 1994, he has served Empresas ICA in various capacities, including positions in its construction, corporate finance and project finance areas, and since 2003, on GACN’s board of directors. Mr. Quintana was previously the Director of Management and Finance of Empresas ICA. Mr. Quintana received a degree in civil engineering from the Universidad Iberoamericana and a master’s degree in business administration from the Kellogg School of Management at Northwestern University in Chicago. Mr. Quintana is the son of the Chairman of the board of directors, Mr. Bernardo Quintana Isaac.

Carlos Mendez Bueno is a civil engineer with a bachelors degree from the Universidad Nacional Autonoma de Mexico (UNAM). He has participated in various post-graduate studies such as “Strategic Planning” at the University of Pennsylvania’s Wharton School and “Certification in Project Administration” from the International Institute of Learning. He has been with us since 1975 and has held various management and senior management positions within civil construction, international projects, and infrastructure. As of January 2007 he was named the divisional director of our Infrastructure segment for Other Concessions. Mr. Mendez is a member of the alumni association of the Engineering School at the UNAM, and is currently Vice President for Industrial Relations, Representation, and Management of the Mexico City delegation to the Mexican Construction Industry Chamber. He is also a board member of the Mexican Road Association (AMC) and represents ICA before the International Road Federation (IRF).

Diego Quintana Kawage has been the Divisional Director of Housing since 2004 and serves as a permanent observer of our board of directors. Mr. Quintana previously served as Director of Administration and Finance and General Director of ViveICA. Mr. Quintana is currently vice-president and member of the Executive Commission of the National Chamber of Housing Development. Mr Quintana is the son of the chairman of the board of directors Mr. Bernando Quintana. He holds a degree in economics and has further studies in finance, project analysis and project management.

Ruben Gerardo Lopez Barrera has served as GACN’s Chief Executive Officer since December 2003. Previously, he served as GACN’s General Vice President, Human Resources and Legal, and GACN’s Communications Director. Mr. Lopez has also previously served as Business Development Director and Project Finance Director of ICA. Mr. Lopez received a degree in Civil Engineering from Universidad Iberoamericana, a degree in finance from the Instituto Tecnologico Autonomo de Mexico, a master’s degree in business administration from the Pontificia Universidad Catolica de Chile and the Washington University and a certificate in airport management and development from Aeroports de Paris.

Luis Carlos Romandia Garcia has been our general counsel since May 2005 and has been secretary of our board of directors since 1995. Mr. Romandia has been employed by us since 1977 and has served as a lawyer for several of our subsidiaries during his tenure. Mr. Romandia holds a degree in law from the Universidad Nacional Autonoma de Mexico.

Juan Carlos Santos will be our Divisional Director of Industrial Construction. He has been with us for 18 years, including as an alternate member of our board of directors, the Director of Projects for ICA Fluor, and the Project Manager for the liquefied natural gas terminal in Altamira, Tamaulipas. Previously, he was the contracts and project control manager for the Cantarell nitrogen plant. He is a civil engineering graduate of the Universidad Nacional Autonoma de Mexico and holds a master’s degree in business administration from Georgetown University in Washington, D.C.

COMPENSATION

For the year ended December 31, 2006, the aggregate compensation of our directors and executive officers paid or accrued in that year for services in all capacities was approximately Ps.108 million. We pay non-management directors Ps.40,000 net of taxes and management directors Ps.20,000 net of taxes for each board meeting, corporate practices committee meeting or audit committee meeting they attend. Additionally, we pay our non-management directors U.S.$250 per hour for work related to their duties on our board or on either committee.

Management Bonuses

Generally members of senior and middle management currently become eligible for bonuses after five years of service. Cash performance bonuses are paid to eligible members of management by the subsidiaries that employ them.

The corporate practices committee recommends the amount of the performance-based bonuses to the board of directors. We have adopted the following policy regarding the calculation of the performance bonus:

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

Set forth below are the original number of ordinary shares and the number of shares as adjusted for our December 2005 reverse stock split, the grant date and the expiration date of all options outstanding as of December 31, 2006, which have an exercise price of Ps.22.50.

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

There were no forfeited options in 2006 or 2005. During 2006, 1,431,302 options (on a pre-reverse split basis) were exercised. As of December 31, 2006, we had 1,536,384 options outstanding with a weighted average exercise price of Ps.22.50.

Under MFRS, the granting of these options has no material effect on our results of operations, cash flow or financial condition. Under U.S. GAAP, the granting of these options may give rise to future non-cash compensation expenses.

Pension Plan

In 2006, we created a defined benefit pension plan covering all active employees aged more than 65 who are part of the board of Empresas ICA, S.A.B. de C.V. and have a minimum of 10 years of service as members of the board prior to their retirement. These employees are entitled to the benefits beginning at the age of 55, with gradual reductions of their salary taken into account for pension purposes. See note 26 to our audited consolidated financial statements.

BOARD PRACTICES

Corporate Governance Reforms

The Mexican Securities Market Law enacted by Mexico’s Federal Congress on December 30, 2005 altered the legal regime applicable to public companies in Mexico. In order to comply with the new law, our shareholders approved the amendment of our by-laws at an extraordinary general shareholders’ meeting on September 12, 2006. The following summarizes our management structure and our board practices, as determined by currently applicable Mexican law and our amended bylaws. This description is intended as a summary only and does not restate our bylaws or any part thereof or of the Mexican Securities Market Law.

Management Structure

Our management is vested in a board of directors and a chief executive officer. The duties of the board of directors are, among others, to set general strategy for the company, and for the legal entities controlled by it, and to appoint, supervise and, if and as necessary, remove the chief executive officer. In fulfillment of its duties and responsibilities, our bylaws, in accordance with the Mexican Securities Market Law, provide for our board of directors to be aided by one or more committees made up of independent directors.

Our bylaws provide for our board of directors to be comprised of no fewer than 5 and no more than 21 directors, of which at least 25% must be independent directors. Members of the board of directors are elected on a staggered basis. Each year, one-third of the members of the board are elected by our shareholders and, once elected, board members occupy their positions for the following three years without the need for shareholder ratification in the interim. Notwithstanding the foregoing, at any ordinary general shareholders’ meeting, any director can be removed by a 51% vote of our shareholders.

Any holder or group of holders of 10% of the voting capital stock of ICA may appoint a director. Shareholders that exercise such right may not participate in the appointment of remaining directors.

Our board of directors meets at least on a quarterly basis and has the duties and authority set forth in the company’s bylaws and in the Mexican Securities Market Law. The chairman of the board of directors is appointed by the shareholders at each ordinary general shareholders’ meeting, or by the board of directors itself, and has the authority to propose to the board the discussion and resolution of various matters, including proposals as to the independent directors that are to comprise the committee or committees that perform auditing and corporate practices duties, as well as the appointment and removal of the chief executive officer. The chairman of our board may not be president of either the audit committee or the corporate practices committee under Mexican law.

Our board of directors has the authority to establish special committees to assist the board in the performance of its duties. Our bylaws provide that audit and corporate practices duties may be delegated to one committee or to two separate committees at the discretion of the board.

Our chief executive officer is the main executive of the company, responsible for the management, direction and execution of our business, subject to the strategies set forth by the board of directors. The chief executive officer is also responsible for the fulfillment of resolutions approved by shareholders or the board. The chief executive officer is vested with broad agency authority. However, this authority is limited when it comes to exercising voting rights attached to the company’s shares in its subsidiaries. In regards thereto, the chief executive officer must act in accordance with instructions or policies provided by the board. Such authority is also limited in respect of sales of our real estate and equity holdings and in respect of transactions referred to in paragraph c), Section III of Article 28 of the Mexican Securities Market Law. In either such case, the chief executive officer may only act with the board of directors’ prior authorization. Furthermore, if the relevant transaction involves an amount equal to or exceeding 20% of the company’s net worth, the chief executive officer may only act with the prior authorization of our shareholders.

Board Practices

In response to the enactment of the Mexican Securities Market Law, our board of directors established a corporate practices committee. The corporate practices committee has the duties set forth in Section I of Article 42 and other applicable provisions of the Mexican Securities Market Law. Such duties include providing an opinion on the nomination of the chief executive officer, assessing the performance of our senior management, providing an opinion on related-party transactions and compensation proposals for senior management and reviewing certain exemptive actions of the board of directors. As of March 31, 2007, the members of the corporate practices committee are Emilio Carrillo Gamboa, as chairman, Guillermo Haro Belchez, and Luis Rubio Friedberg, all of whom are independent directors as such term is defined in the Mexican Securities Market Law and in Rule 10A-3 under the U.S. Securities Exchange Act of 1934, or the Exchange Act.

The Mexican Securities Market Law necessitated certain changes to the duties and functions of our audit committee, as established in our bylaws. The audit committee is now responsible for the duties set forth in Section II of Article 42 and other applicable provisions of the Mexican Securities Market Law. Such duties include evaluating our independent auditor, reviewing the audit report, opinion, and other documents prepared annually by the independent auditor, informing the board of directors regarding the quality of and any deficiencies in the company’s internal control mechanisms and regarding internal audits of the company or entities controlled by the company. As of March 31, 2007, the members of the audit committee are Juan Claudio Salles Manuel, as chairman, Alberto Mulas Alonso and Emilio Carrillo Gamboa, all of which are independent as such term is defined in the Mexican Securities Market Law and in Rule 10A-3 under the Exchange Act.

Both of the above committees are empowered to call shareholders’ meetings and hire independent counsel and other advisors, as they deem necessary to carry out their duties, including, in the case of the corporate practices committee, the review of related-party transactions.

The Mexican Securities Market Law introduced new Mexican corporate law concepts such as a duty of loyalty and a duty of care for corporate directors, the chief executive officer and other senior managers. Although the new law contains some specificity, such concepts have not yet been construed by the Mexican courts, and they may not develop in the same manner as they have in the United States.

Pursuant to the provision of the Mexican Securities Market Law, members of our board will be deemed to have acted with disloyalty: (1) if they obtain an economic benefit for themselves or for third parties, including any specific shareholder or any group of shareholders, due to their position without any legitimate cause; (2) if they do not disclose conflicts of interests; (3) if they favor a specific shareholder or group of shareholders or exert significant influence causing prejudice or damage to any other shareholder; (4) if they approve transactions entered into by the company, by entities controlled by it or by entities over which the company has a significant influence, with related parties without complying with requirements provided for in the Mexican Securities Market Law; (5) if they take advantage of, or approve for the benefit of third parties, the use of the company’s assets or of the assets of entities controlled by it, in breach of the policies previously approved by the board of directors; (6) if they misuse, or fail to maintain confidentiality with respect to, material non-public information obtained by them in connection with their duties or relating to the company, entities controlled by it or with entities over which the company has significant influence; and (7) if they take advantage for their own benefit or third parties’ benefit, of business opportunities of the company, entities controlled by it or entities over which the company has significant influence, without prior waiver of the board of directors.

Pursuant to the provisions of the Mexican Securities Market Law, the duty of care consists of the obligation of directors to act in good faith and in the best interests of the company, adopting reasonable decisions. For decisions to be reasonable, board members must first obtain information necessary to adequately inform themselves, including by requesting information or other assistance from the chief executive officer or other senior managers, if necessary. Board members must also report to the board all relevant information that they have knowledge of, except when exempted by law. In accordance with Article 33 of the Mexican Securities Market Law, the company has opted to obtain insurance coverage for the members of the board of directors for any liability arising from any breach of the duty of care.

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

The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Current Corporate Governance Practices

Director Independence. Majority of board of directors must be independent. §303A.01	Pursuant to the Mexican Securities Market Law and our bylaws, our shareholders are required to appoint a board of directors of between five and twenty-one members, 25% of whom must be independent within the meaning of the Mexican Securities Market Law, which differs from the definition of independent under the rules of the New York Stock Exchange.

Our board of directors currently consists of 18 members, of which thirteen are outside (i.e. non-management) directors. Twelve of our directors are independent directors within the meaning of the Mexican Securities Market Law. Eleven of our directors are independent directors within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Pursuant to our bylaws, independent board members must be appointed based on their experience, ability and professional prestige, and may not own any of our shares or be employed by us. Our board of directors must meet at least every three months.

A director is not independent if such director is:	Under Article 26 is of the Mexican Securities Market Law, a director is not independent if such director is:

(i) a person who the board determines has a material direct or indirect relationship with the company, its parent or a consolidated subsidiary;	(i) an employee or officer of the company (one-year cooling off period);

(ii) an employee, or an immediate family member of an executive officer, of the company, its parent or a consolidated subsidiary, other than employment as interim chairman or CEO;	(ii) a shareholder that, without being an employee or officer of the company, has influence or authority over the company’s officers;

(iii) a person who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the company, its parent or a consolidated subsidiary, other than director and committee fees or deferred compensation for prior services only (and other than compensation for service as interim chairman or CEO or received by an immediate family member for service as a non-executive employee);	(iii) a partner or employee of a consultant or adviser, to the company or its affiliates, where the income from the company represents 10% or more of the overall income of such consultant or adviser;

(iv) a person who is affiliated with or employed, or whose immediate family member is affiliated with or	(iv) an important client, supplier, debtor or creditor (or a partner, director or employee thereof). A client

NYSE Standards	Our Current Corporate Governance Practices

employed in a professional capacity, by a present or former internal or external auditor of the company, its parent or a consolidated subsidiary;	and supplier is considered important when its sales to or purchases from the company represent more than 10% of the client’s or supplier’s total sales or purchases. A debtor or creditor is considered important whenever the aggregate amount of the relevant loan represents more than 15% of the debtor’s, creditor’s or the company’s aggregate assets;

(v) an executive officer, or an immediate family member of an executive officer, of another company whose compensation committee’s membership includes an executive officer of the listed company, its parent or a consolidated subsidiary; or	(v) an employee of a non-profit entity that receives material contributions from the company that represent more than 15% of the total contributions received by the entity; or

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

“Immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law and anyone (other than domestic employees) who shares the person’s home. Individuals who are no longer immediate family members due to legal separation, divorce or death (or incapacity) are excluded. §303A.02(b)	(vi) a “family member” related to any of the persons mentioned above in (i) through (v). “Family member” includes a person’s spouse, concubine or other relative up to the fourth degree of consanguinity and affinity, as well as a spouse or concubine of the individuals mentioned above.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or applicable Mexican law.

Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	We have a three-member audit committee, which is composed of independent directors appointed by our board. The Mexican Securities Market Law requires that the president of our audit committee be appointed by the shareholders. Currently all members of our audit committee are independent as such term is defined under the Mexican Securities Market Law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

NYSE Standards	Our Current Corporate Governance Practices

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

• The duties of the audit committee include:

• periodically evaluating our internal control to oversee our internal auditing and control systems;

• periodically evaluating our internal control mechanisms;

• recommending independent auditors to our board of directors;

• establishing procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters controls;

• hiring independent counsel and other advisors as it deems necessary to carry out its duties, including the review of related-party transactions; and

• overseeing the performance of our outside auditor.

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04	We are required to have a corporate practices committee pursuant to the provisions of the Mexican Securities Market Law and our bylaws. Our corporate practices committee is composed of all independent directors. The duties of our corporate practices committee include:

• providing an opinion on the nomination of the chief executive officer,

NYSE Standards	Our Current Corporate Governance Practices

• assessing the performance of our senior management,

• providing an opinion on related party transactions,

• providing an opinion on compensation proposals for senior management and

• reviewing certain exemptive actions of the board of directors.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05	The corporate practices committee provides an opinion on compensation proposals for senior management pursuant to the provisions of the Mexican Securities Market Law.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §303A.08	Our current equity compensation plans have been approved by our shareholders at shareholder meetings in accordance with Mexican law.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. We are required by Item 16B of this Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions.

EMPLOYEES

As of each of the last three years ended December 31, 2006, 2005 and 2004, we had approximately 19,628, 17,724 and 9,850 employees, respectively, approximately 22%, 25% and 30% of whom were permanent employees, respectively. The number of temporary employees employed by us varies significantly and is largely dependent on the level of our construction activities. The personnel of GACN were added to the workforce in December of 2005, adding 930 employees.

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

SHARE OWNERSHIP

As of June 30, 2007, Mr. Quintana and members of his immediate family may be deemed to have beneficial ownership of 31,993,173 or 7.9% of the shares outstanding. None of our directors or executive officers (other than Mr. Quintana) is the beneficial owner of more than 1% of any class of capital stock, other than through the management trust described in “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the ownership of outstanding shares.

	Amount
Identity of Person or Group	Owned	Percentage(1)

Bernardo Quintana I.(2)	31,993,173	7.9
Management Trust(3)	12,508,238	3.1
Fundacion Trust(3)	8,585,022	2.1
Employee Trust(3)	143	*
Foreign Employee Trust(3)(4)	117,336	*

*	Less than one percent

(1)	Based upon 405,177,479 shares outstanding as of December 31, 2006.

(2)	Reflects shares owned directly and not through the management trust.

(3)	Information concerning our shares beneficially owned by each of the trusts was obtained from a Schedule 13G/A filed on December 31, 2006 by each of the trusts.

(4)	Held in the form of 8,715 ADSs.

At April 30, 2007, 232,677,882 shares were held in the form of CPOs, which have limited voting rights. See “Item 9. The Offer and Listing — Trading — Limitations affecting ADS Holders and CPO Holders.”

Our directors and executive officers, as a group, beneficially own approximately 44,501,411 shares (11.0% of the shares outstanding). A portion of the shares beneficially owned by our directors and executive officers, along with other shares owned by our management (collectively, approximately 3.1% of the shares outstanding), are owned through a trust, referred to as the management trust. The technical committee of the management trust, which consists of members of our board of directors, has broad discretionary authority over the corpus of this trust, including voting power over the shares contained therein and the conditions governing withdrawal of such shares.

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

Members of the board of directors also have voting power over the shares placed in a trust that we refer to as the employee trust, originally established in 1959, for the benefit of certain other of our employees that are not members of management. As of December 31, 2006, the employee trust held approximately 0.1% of the shares outstanding.

In 1992, members of management donated 10% of their then-owned shares to Fundacion ICA, a non-profit organization formed to fund research and education activities in Mexico. In addition, certain former members of management donated 20% of their shares to Fundacion ICA. Fundacion ICA’s shares are held by a trust, which we refer to as the fundacion trust. We are entitled to appoint two of the five members of the fundacion trust’s technical committee, while the remaining members are independent from us. Any disposition of the shares held by the fundacion trust requires the approval of more than a simple majority of such technical committee and, therefore, may require approval of our representatives on this committee. Under the terms of the fundacion trust, the shares held by Fundacion ICA, which as of December 31, 2006 represented approximately 2.1% of the shares outstanding, are required to be voted in the manner specified by a majority of the technical committee.

In April 1992, management created a trust, which we refer to as the foreign employee trust, for the benefit of certain other of our employees. The purpose of the foreign employee trust is to provide incentives to retain skilled personnel who are foreigners or who are employed by subsidiaries located outside Mexico. As of February 14, 2007, the foreign employee trust held less than 0.1% of the shares outstanding.

RELATED PARTY TRANSACTIONS

El Cajon Letters of Credit; Sale of SETA

In December 2005, we exercised our option to repurchase the 60% interest in Aeroinvest from Controladora Andrea J, S.A. de C.V., the company owned by Mr. Quintana and his family, for Ps.203 million (U.S.$19.3 million), generating a gain of Ps.62 million, which we recorded as other income. All of the ownership interests owned by the Quintana family were purchased in this transaction, which was approved by our audit committee in November 2005. The option to repurchase our interest in Aeroinvest related to the Quintana family’s guarantying U.S.$15 million in performance bonds and letters of credit required for the El Cajon hydroelectric project.

In 2003, pursuant to the terms of the El Cajon hydroelectric project contract, CIISA was required to enter into the engineering, procurement and construction contract within 20 days of being awarded the project. CIISA was also required to begin work on the project the day after it entered into the contract, and was required to post a U.S.$10 million performance bond for the benefit of CFE. Additionally, under the terms of the bridge credit facility for the financing of the first portion of the project’s construction costs, CIISA was required to post a U.S.$26 million letter of credit.

CIISA was unable to obtain the required performance bonds or letters of credit within the timeframe required by the contracts. Consequently, as a temporary measure, Mr. Quintana, our then-President and Chief Executive Officer, and his family guaranteed U.S.$15 million out of U.S.$22 million (61% of the total amount) required for the El Cajon hydroelectric project. In return, Mr. Bernardo Quintana and his family received a fee equal to 2% of the guaranteed amount. In September 2003, we sold 60% of our shares in SETA for Ps.274 million to Aeroinvest, an affiliated company that was 60% owned by Mr. Bernardo Quintana, our then-President and Chief Executive Officer, and members of his family, and contributed 40% of our SETA shares to Aeroinvest in exchange for a 40% interest in Aeroinvest. The enterprise value used in these transactions was based on a valuation report prepared by a Mexican investment bank. We used the proceeds from the sale of 60% of our shares in SETA to provide cash collateral to creditors to release Mr. Bernardo Quintana’s and his family’s guarantees.

As of December 31, 2006, SETA has loans with related parties amounting to U.S.$37.7 million, of which U.S.$30.9 million is owed to Aeroinvest and the remaining U.S.$6.8 million are owed to our joint venture partner, Aeroports de Paris. The amounts owed to Aeroinvest mature in 2014 and are payable annually beginning in September 2004, with annual interest at LIBOR plus 4.5%.

We periodically perform construction and related services for GACN. In 2006, we received approximately U.S.$2.4 million in connection with such services. All such services were on terms we believe are at arms length.

Pursuant to the Mexican Securities Market Law, our board of directors, in accordance with the opinion of the corporate practices committee, has approved rules applicable to all related party transactions which include certain exceptions based on minimum thresholds.

As required by our bylaws at the time, the El Cajon related transactions, including the sale of SETA, were reviewed by our audit committee and were authorized by our executive committee and our board of directors.

For a description of other related party transactions, see note 25 to our financial statements.

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

On December 30, 2004, in response to a claim brought by a private citizen, the Supreme Court of Panama declared unconstitutional the final phrase and paragraph of Article 2 of Law No. 5 of 1988, which provides that one of the methods by which the government can compensate a concessionaire is by granting rights to a concessionaire to fill marine areas that become real estate assets which in turn the government transfers to the concessionaire, as private property. Specifically, the court ruled that under the Panamanian Constitution, the sea and seabed belong to the State, for public use, and therefore could not be privately appropriated. Under the concession contract, we were granted the right to create an additional 35 hectares of land by filling the shallow marine area located between the former Paitilla Airport and the Atlapa Convention Center for development and commercialization. The Supreme Court’s ruling may prevent us from reclaiming the remainder of the marine reclamation areas to be conveyed to us under the Concession Contract and any related indemnification rights. As of March 31, 2006, 11.6 hectares remained to be conveyed to us out of 35 hectares of fill-in rights granted to us as part of the Corredor Sur concession. However, on April 25, 2005, the Supreme Court of Panama received a claim, filed by the same private citizen who brought the claim described in the preceding paragraph, requesting that certain provisions of the Corredor Sur concession relating to the transfer of real estate and marine fill-in rights by the Panamanian government to us be declared unconstitutional. The citizen claimed that the grant to us by the Panamanian government of the 29.5 hectares comprising the former Paitilla Airport and the 35 hectares of marine fill-in rights located between the former Paitilla Airport and the Atlapa Convention Center was unconstitutional and that such areas should not be appropriated for private use. The claimant requested that the Supreme Court of Panama rule that such provisions of the Corredor Sur concession were unconstitutional and that such ruling be given retroactive effect with respect to such transfers. On June 5, 2007, the Official Gazette of Panama published a judgment by the Panamanian Supreme Court dated December 11, 2006 in which the Court held that the clauses within the Corredor Sur concession at issue in this litigation were constitutionally permitted. Therefore, we believe the initial ruling regarding the unconstitutionality of the provisions related to appropriation of the sea and seabed will no longer affect us. We have requested from the Ministry of Public Works permission, pursuant to the specific declaration of constitutionality of the contract clauses, to recommence the filling of marine areas.

Certain constitutional claims by the same plaintiff remain pending before the Panamanian Supreme Court, against the resolutions from the Cabinet through which the State transferred to ICA Panama the filled lands, and against an Executive Decree by which an area of the former Paitilla Airport was disincorporated from the public domain and was later transferred to ICA Panama. The plaintiff seeks that these administrative acts be declared unconstitutional and that the unconstitutionality have retroactive effect on the transfers. We believe that, in accordance with the Panamanian judicial code and the preponderance of prior decisions of the Supreme Court of Panama, any such ruling should not apply retroactively. In the event of any adverse ruling that applies retroactively, the Panamanian civil code provides that third party transferees of property acquired in good faith from sellers with registered title which does not appear defective based on information recorded with the land registry may not have their title declared null and, therefore, such transferees would not suffer any damages attributable to us. The transfers from the Panamanian government to us and from us to the third party purchasers have been duly recorded in the appropriate land registry.

Ciudad Juarez Airport

In 1991, parties purporting to be former owners of land comprising a portion of GACN’s Ciudad Juarez International Airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government. As an alternative to recovery of this land, the claimants also sought monetary damages of U.S.$120 million. On May 18, 2005, a Mexican court ordered GACN to return the disputed land to the plaintiffs. An appellate court later vacated the May 18 court order, nullified the underlying legal proceeding and dismissed the plaintiffs’ claim without prejudice. The appellate decision was based upon Mexican constitutional provisions and the terms of our concessions. The plaintiffs are permitted, however, to bring a new claim and, in the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or otherwise adverse to GACN, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, which we believe the terms of its concessions would require, our concession to operate the Ciudad Juarez Airport would terminate. Against the appellate court order only, the plaintiffs filed a constitutional claim or juicio de amparo, which is pending resolution. In 2005 and 2006, our Ciudad Juarez International Airport represented 5.2% and 5.3%, respectively, of GACN’s revenue. Although we believe and have been advised by the Ministry of Communications and Transportation that under the terms of GACN’s concessions the termination of its Ciudad Juarez concession would not affect the validity of its remaining airport concessions and that the Mexican federal government would be obligated to indemnify GACN against any monetary or other damages resulting from the termination of its Ciudad Juarez concession or a definitive resolution of the matter in favor of the plaintiffs, there can be no assurance that we would be so indemnified.

Property tax claims by certain municipalities

Administrative law proceedings have been asserted against us by the municipalities of Chihuahua, Ciudad Juarez, Reynosa, Tampico, Mazatlan and Zihuatanejo for the payment of property taxes with respect to the real property on which we operate our airports in those cities. The claims in respect of the Chihuahua and Ciudad Juarez airports have been dismissed, although we expect the municipalities of Chihuahua and Ciudad Juarez to assert amended claims. The total amount of the property-tax claims outstanding, which amounts were recently updated to reflect additional amounts claimed since the proceedings were first asserted, in each of Reynosa, Tampico, Mazatlan and Zihuatanejo are Ps.59.5 million, Ps.1.02 million, Ps.2.5 million and Ps.10.2 million, respectively, although any of these amounts could increase if the underlying claims are not resolved in our favor.

On June 27, 2006, the municipality of Zihuatanejo issued a decree assessing taxes of Ps.4.3 million and a fine of Ps.4.3 million in respect of property tax liability for the period from 1996 to 2000. Pursuant to the decree, the municipality seized and attached two bank accounts of the Zihuatanejo International Airport and garnished rent paid by tenants located on concession property. These two bank accounts contained no funds at the time of their seizure. The monthly amount of rent subject to garnishment is approximately Ps.88,442. We have filed claims seeking to (1) annul the assessment of the fine on substantive and procedural grounds, (2) stay the seizure and attachment pending appeal and final resolution of our legal challenge to the constitutionality of the underlying tax liability and (3) recover amounts paid by Zihuatanejo International Airport’s tenants to the municipality as a result of the ordered garnishment. We anticipate that the municipality may issue additional decrees assessing property taxes in respect of the period from 2000 to the present.

On May 14, 2007, the municipality of Reynosa gave notice of an update to the amount of property taxes and fines claimed of Ps.59.2 million (in addition to the Ps.0.3 claimed in 2004). We have filed claims contesting any obligation to pay any property tax, the newly updated amount claimed by the municipality and seeking to annul the assessment of the taxes and fines on constitutional grounds. We anticipate that the municipality may issue additional decrees assessing property taxes claimed in respect of subsequent periods.

On May 14, 2007, the municipality of Mazatlan gave notice of a claim for payment property taxes from 2002 to 2007 in the amount of Ps.2.5 million. We have filed claims contesting any obligation to pay any property tax, the specific amount claimed by the municipality and seeking to annul the assessment of the taxes and fines on constitutional grounds. We anticipate that the municipality may issue additional decrees assessing property taxes claimed in respect of subsequent periods.

We do not believe that liabilities related to any claims or proceedings against us are likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations because, should a court determine that these taxes must be paid in response to any future proceedings, we believe that only the owners of the land should be responsible for paying these taxes directly, and the obligation to pay these taxes is not otherwise contemplated in the terms of our concessions. The Mexican government has not acknowledged an obligation to pay such taxes, however, and changes to applicable laws could render it liable to municipalities for property taxes in the future. We cannot predict the amount of any such future tax liabilities or the criteria that would be used to determine them. If such changes were to occur and any amounts owed were substantial, these resulting tax liabilities could have a materially adverse effect on our consolidated financial condition or results of operations.

Other Mexican airport operators contesting the assessment of similar property tax claims have been required to post surety bonds in connection with their challenge of those assessments. If we are required to post similar surety bonds in the future, the terms of the surety bonds may restrict our ability to pay dividends or otherwise limit our flexibility.

Rodio Kronsa

Due to a dispute regarding indirect change of control, we received an International Chamber of Commerce arbitration demand from our partner in Rodio Kronsa’s holding company, Solechance Bachy France, seeking declaratory judgment that its indirect sale did not violate our shareholder agreement. We filed our answer on June 8, 2007, seeking dismissal of the arbitration and a declaration that we have a pre-emptive right to acquire our partner’s interest in the venture. Due to the preliminary nature of this arbitration, any attempt to predict or quantify the possible outcomes would be speculative.

Claim for damages by Aero DaVinci Internacional, S.A. de C.V.

In May 2007, our Reynosa airport received notice of a lawsuit for damages and losses filed by Aero DaVinci International S.A. de C.V., or Aero DaVinci, a sublessee at the airport, in the amount of U.S.$3.9 million, in connection with the termination of the lease of Aeroservicios of Reynosa, S.A. de C.V., or Aeroservicios, the principal lessee, at the Reynosa airport for nonpayment of rent. Upon termination of Aeroservicio’s lease (and effectively Aero DaVinci’s sublease), Aero DaVinci initiated legal proceedings against the Reynosa airport for damages and losses, including lost profits, in connection with its airplane taxi, cargo and charter service.

In addition, on May 2, 2007 our Tampico airport received notice of a lawsuit for reimbursement of legal fees asserted by Aero DaVinci for termination of its lease at the Tampico airport for nonpayment of rent. The Tampico airport filed a claim against Aero DaVinci on February 22, 2005 to recover the unpaid rent under its lease, which was subsequently dismissed. Aero DaVinci subsequently asserted a legal proceeding against the Tampico airport for its legal fees in connection therewith in the amount of Ps.2,962 million. GACN has filed documents contesting both of these claims. We believe that Aero DaVinci’s claims are without merit, and as such we do not believe that any of the amounts claimed in the proceedings against the Reynosa and Tampico airports are likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations. However, there can be no assurance that we will be successful in our defense of these claims.

Environmental Matters

There are currently no material legal or administrative proceedings pending against us with respect to any environmental matter in Mexico or the United States.

DIVIDENDS

We did not pay dividends in respect of our ordinary shares in any year between 2000 and 2006 and do not anticipate paying dividends in 2007.

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

	Mexican Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low

2002	4.65	0.89	3.15	0.50
2003	2.60	1.01	1.91	0.75
2004	4.35	2.79	2.45	1.52
2005(1)	29.40	22.50	32.04	25.08
2006	42.63	25.54	47.25	29.40

(1)	Trading prices for our common stock and ADSs in 2005 are stated on a post-reverse split basis. See “Item 4. Information on the Company — History and Development of the Company — Reverse Stock Split.”

The following table sets forth, for the periods indicated, the reported high and low sales prices for our shares on the Mexican Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange.

	Mexican Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low

2005
First Quarter	29.40	25.74	32.40	26.28
Second Quarter	27.54	23.70	30.26	25.08
Third Quarter	27.84	24.36	31.56	26.64
Fourth Quarter	26.76	22.50	30.48	25.08
2006
First Quarter	34.39	25.54	39.25	29.40
Second Quarter	40.16	29.99	44.49	31.59
Third Quarter	39.75	31.35	43.13	34.06
Fourth Quarter	42.63	36.88	47.25	41.12
2007
January	42.09	38.65	46.16	42.06
February	43.47	39.59	47.41	42.70
March	43.17	38.99	46.93	41.69
April	45.39	42.83	49.57	46.56
May	48.52	41.03	54.65	45.10
June (through June 28)	54.08	47.88	60.09	52.58

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

Our bylaws prohibit ownership of our shares by non-Mexican investors. As of April 30, 2007, 57.4% of our shares were represented by CPOs, and 7.3% of the CPOs were held by the depositary. As of April 30, 2007, 4.2% of our outstanding shares were represented by ADSs, and such ADSs were held by 29 holders with registered addresses in the United States. As of May 15, 2007, there were 405,477,308 shares outstanding.

As permitted by the Mexican Securities Market Law and the Rules promulgated by the Mexican Banking and Securities Commission, we may create a reserve fund from which we may repurchase our shares on the Mexican Stock Exchange at prevailing prices to the extent of funds remaining in this reserve account. We created this reserve account beginning in 1992 and currently have a repurchase reserve of Ps.750,530,992.30 as of April 26, 2007. See “Item 10. Additional Information — Purchase by the Company of its Shares.” Any shares so repurchased will not be deemed to be outstanding for purposes of calculating any quorum or voting at a shareholders’ meeting during the period in which we own such shares. As of December 31, 1999, 15,420,000 shares had been repurchased. There have not been any repurchases since 1999. On April 26, 2007, our shareholders approved the use of Ps.750,530,992.30 from the repurchase reserve for the year 2007. As of June 20, 2007 there have not been any repurchases from the authorized reserve fund.

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

As of December 31, 2006, 131 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange with a market capitalization of U.S.$349.2 billion. In 2006, the ten most actively traded equity issues (excluding banks) represented approximately 69.2% of the total volume of equity issues traded on the Mexican Stock Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors. There is no formal over-the-counter market for securities in Mexico. The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.

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

Organization and Register

We are a sociedad anonima bursatil de capital variable organized in Mexico under the Mexican Securities Market Law (Ley del Mercado de Valores) and the Mexican Companies Law (Ley General de Sociedades Mercantiles). We were registered in the Public Registry of Commerce of Mexico City on July 25, 1979, under folio number 8723.

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

Under the Mexican Securities Market Law and the Mexican Companies Law, the shareholders are authorized to create voting agreements. However, shareholders must notify our company of any such agreements and make disclosure to the public. Our bylaws require that any voting agreement that involves more than 5% of our outstanding shares be authorized by our board of directors.

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

An ordinary general meeting must be held during the four months following the end of each fiscal year to consider the approval of the report of our board of directors regarding our performance and our financial statements and that of certain of our subsidiaries for the preceding fiscal year, to elect directors and to determine the allocation of the profits of the preceding year. At such ordinary general meeting, any shareholder or group of shareholders representing 10% or more of the outstanding shares has the right to appoint one director. The number of directors is established by the shareholders at each annual ordinary general meeting.

The quorum for ordinary general meetings is 50% of the outstanding shares and action may be taken by a majority of the shares present. If a quorum is not present, a subsequent meeting may be called at which action may be taken by holders of a majority of the shares present regardless of the percentage of outstanding shares represented at such meeting. The quorum for extraordinary general meetings is 75% of the outstanding shares, but if a quorum is not present a subsequent meeting may be called. The quorum for each subsequent meeting is 50% of the outstanding shares. Action at any extraordinary general meeting may only be taken by holders of at least 50% of the outstanding shares provided, however, that a quorum of 85% and approval of at least 80% of the outstanding shares, will be required to approve the following (1) mergers, other than mergers with subsidiaries; and (2) amendment or deletion of the provision in the bylaws that regulate share ownership of the company, shareholders’ meetings and the board of directors.

Shareholders’ meetings may be called by the chairman of our board of directors, the chairman of audit committee or the chairman of the corporate practices committee and must be called by any such chairman upon the written request of holders of at least 10% of our outstanding share capital. In addition, any such chairman shall call a shareholders’ meeting at the written request of any shareholder if no shareholders’ meeting has been held for two consecutive years or if the shareholders’ meetings held during such period have not considered the preceding year’s board of director’s report or our financial statements or have not the elected directors and determined their compensation. Notice of meetings must be published in a major newspaper in Mexico City. Meetings must be held in Mexico City. A shareholder may be represented at a shareholders’ meeting by a proxy.

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

The Bank of New York as depository, is required to convert, as soon as possible, into U.S. dollars, all cash dividends and other cash distributions denominated in Mexican pesos (or any other currency other than U.S. dollars) that it receives in respect of the deposited CPOs, and to distribute the amount received to the holders of American Depositary Receipts, or ADRs, in proportion to the number ADSs evidenced by such holder’s ADRs without regard to any distinctions among holders on account of exchange restrictions or the date of delivery of any ADR or ADRs or otherwise. The amount distributed will be reduced by any amounts to be withheld by us, the CPO trustee and the depositary, including amounts on account of any applicable taxes and certain other expenses. If the depositary determines that in its judgment any currency other than U.S. dollars received by it cannot be so converted on a reasonable basis and transferred, the depositary may distribute such foreign currency received by it or in its discretion hold such foreign currency (without liability for interest) for the respective accounts of the ADR holders entitled to receive the same.

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

Certain Minority Rights

Mexican law includes a number of minority shareholder protections. These minority protections include provisions that permit:

•	holders of at least 10% of our outstanding share capital entitled to vote (including in a limited or restricted manner) to call a shareholders’ meeting.

•	holders of at least 5% of our outstanding share capital (represented by shares or CPOs) to bring an action for civil liabilities against our directors, members of the audit committee and secretary of Board, if

•	the claim covers all of the damage alleged to have been caused by us and not merely the damage suffered by the plaintiff, and

•	any recovery is for our benefit and not the benefit of the plaintiffs;

•	holders of at least 10% of our shares who are entitled to vote (including in a limited or restricted manner) at any shareholders’ meeting to request that resolutions, with respect to any matter on which were not sufficiently informed, be postponed;

•	holders of at least 20% of our outstanding share capital to contest and suspend any shareholder resolution, subject to certain requirements under Mexican law; and

•	holders of at least 10% of our outstanding share capital to appoint one member of our board of directors.

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

MATERIAL CONTRACTS

In the past two years, we have entered into the following material contracts: (1) the Stock Purchase Agreement between GACN, the Mexican Federal Government through the Ministry of Communications and Transportation and Aeroinvest through which we acquired a 36% interest in GACN, (2) the Amended and Restated Airport Concession Agreement relating to the Monterrey Airport, (3) Participation Agreement and Amendment No. 1 thereto among GACN, the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Bancomext, and Aeropuertos y Servicios Auxiliares and (4) the stock purchase agreement between VASA, S.A. and Aeroinvest for the acquisition of 37.25% interest in SETA. The material terms of these agreements are described above under “Item 4. Information about the Company.”

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

The summary is based on tax laws of the United States and the federal income tax laws of Mexico as in effect on the date of this annual report, including the provisions of the income tax treaty between the United States and Mexico (and the protocols thereto), or the Tax Treaty, which are subject to change. Holders of CPOs or ADSs should consult their own tax advisers as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of CPOs or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

For purposes of this summary, the term “non-resident holder” means a holder that is not a resident of Mexico and that will not hold CPOs or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico.

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

U.S. Tax Considerations

The gross amount of any dividends paid with respect to the shares represented by ADSs or CPOs generally will be includible in the gross income of a U.S. holder on the day on which the dividends are received by the CPO trustee (which will be the same date as the date of receipt by the Depositary) and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the CPO trustee. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2006 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2007 taxable year.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the ordinary shares and CPOs will be treated as qualified dividends, because the ordinary shares and CPOs are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or ordinary stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs, CPOs and ordinary shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Dividends generally will constitute foreign source income for U.S. foreign tax credit purposes.

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

United States Backup Withholding and Information Reporting

A U.S. holder of ADSs or CPOs may, under certain circumstances, be subject to “backup withholding” with respect to certain payments to such U.S. holder, such as dividends, or the proceeds of a sale or disposition of ADSs or CPO unless such holder (1) is a corporation or comes within certain exempt categories, and demonstrates this fact when so required, or (2) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules does not constitute a separate tax and will be creditable against the holder’s U.S. federal income tax liability. While non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

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

We are exposed to market risk from changes in currency exchange rates and interest rates. From time to time, we assess our exposure and monitor our opportunities to manage these risks. In 2006, we did not use any derivative instruments to hedge market risks from changes in currency exchange rates although we may use derivative instruments for such purposes in the future. We monitor our revenue and debt composition and perform market analysis to anticipate any interest rate changes.

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2006 we had outstanding approximately Ps.13,386 million of indebtedness, of which 18% bore interest at fixed interest rates, and 82% bore interest at floating rates of interest. At December 31, 2005 we had outstanding approximately Ps.10,933 million of indebtedness, of which 23% bore interest at fixed interest rates and 77% bore interest at floating rates of interest. The interest rate on our variable rate debt is determined by reference to the London inter-bank offered rate and the TIIE (the Mexican interbank rate).

In March 2004, CIISA, a consortium in which two of our subsidiaries hold a 75% interest, entered into an interest derivative agreement that has the effect of providing that the maximum rate of interest we owe on the syndicated loan obtained as part of the El Cajon hydroelectric project financing is LIBOR plus 3%. The El Cajon syndicated loan bears interest at a rate of LIBOR plus 3%. The agreement covers the entirety of the U.S$219.9 million outstanding under the syndicated loan. As of December 31, 2006, the derivative agreement’s fair value was U.S.$8.2 million, which represents the present estimated value of future cash flows from the derivative agreement to CIISA. Each month, CIISA will receive the amount of interest due on the loan in excess of the LIBOR cap of 3% from the swap counterparty.

Foreign Currency Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the dollar. In 2006, approximately 68% of our consolidated revenues were denominated in foreign currencies. We estimate that approximately 38% of our consolidated costs and expenses are denominated in Mexican pesos. The majority of revenues and expenses of Rodio Kronsa are denominated in Euros, so we believe we have a natural hedge for our exposure to exchange rate risk associated with our euro-denominated contracts.

As of December 31, 2006 and 2005, approximately 62% and 43%, respectively, of our construction backlog was denominated in foreign currencies and approximately 83% and 85%, respectively, of our accounts receivable were denominated in foreign currencies. In addition, as of December 31, 2006 and 2005, approximately 87% and 91%, respectively, of our indebtedness was denominated in foreign currencies, and for 2006, 2005 and 2004 approximately 79%, 66% and 65%, respectively, of our foreign currency denominated revenues, costs and expenses are denominated in U.S. dollars. As of December 31, 2006 and 2005, approximately 36% and 31%, respectively, of our consolidated financial assets were denominated in foreign currencies, with the balance denominated in Mexican pesos. Decreases in the value of the Mexican peso relative to the dollar will increase the cost in Mexican pesos of our foreign currency denominated costs and expenses and of the debt service obligations with respect to our foreign currency denominated indebtedness. A depreciation of the Mexican peso relative to the dollar will also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased. We do not have any financial instruments in place to hedge for foreign currency risk.

Sensitivity Analysis Disclosure

In 2005 and 2006, a hypothetical, instantaneous and unfavorable 10% change in currency exchange rate would have resulted in additional interest expense (when conversion to pesos is effected) of approximately Ps.66 million per year and Ps.87 million per year, respectively. Such a change would have also resulted in an estimated foreign exchange loss of approximately Ps.958 million and Ps.1,160 million respectively, reflecting the increased value in Mexican pesos of our foreign currency denominated indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% fluctuation in exchange rates affecting the foreign currencies in which our indebtedness is denominated.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial assets and liabilities held at December 31, 2006 and 2005 would have resulted in additional net financing expense of approximately Ps.93 million and Ps.62 million per year, respectively. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2006.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2006, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2006.

Our management assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2006. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework.

Based on our assessment and those criteria, our management believes that our company maintained effective internal control over financial reporting as of December 31, 2006.

(c)	Report of Independent Registered Public Accounting Firm on Internal Controls

Galaz, Yamazaki, Ruiz Urquiza, S.C. a member of Deloitte Touche Tohmatsu, the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on management’s assessment of our internal control over financial reporting. That report appears directly below.

To the Board of Directors and Stockholders of
Empresas ICA, S.A.B. de C.V.:

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that Empresas ICA, S.A.B. de C.V. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated June 29, 2007 expressed an unqualified opinion on those financial statements based on our audit and the report of the other auditors and includes explanatory paragraphs regarding (1) the nature and effect of differences between Mexican Financial Reporting Standards and accounting principles generally accepted in the United States of America; (2) the adoption of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other

Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”; and (3) that our audit also comprehended the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 2 to such consolidated financial statements.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

C.P.C. Arturo Vargas Arellano
Mexico City, Mexico

June 29, 2007

(d)	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

We have determined that Mr. Juan Claudio Salles Manuel, a member of our audit committee, qualifies as an “audit committee financial expert” and as independent within the meaning of this Item 16A. On April 26, 2007, the shareholders affirmed in a resolution that Mr. Salles is an independent member of our board. On March 24, 2004, the audit committee acknowledged that Mr. Salles is qualified as an “Audit Committee Financial Expert.”

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our principal accounting firm, Galaz, Yamazaki, Ruiz Urquiza, S.C., member of Deloitte Touche Tohmatsu, and its affiliates, which we collectively refer to as Deloitte, during the fiscal years ended December 31, 2006 and 2005:

	Total Fees
	As of December 31,
	2006		2005
	(Millions of
	Mexican pesos)

Fees
Audit fees	Ps.	26.7	Ps.	14.8
Audit-related fees		6.0		—
Tax fees		.2		1.0
All other fees		9.3		—

Total	Ps.	42.2	Ps.	15.8

The “audit fees” line item in the above table are the aggregate fees billed by Deloitte in connection with the audit of our annual consolidated financial statements, including an audit on our compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the review of our quarterly financial statements, the review of the financial statements of certain subsidiaries and other statutory audit reports.

Audit related fees include other attest services performed by Deloitte.

The “all other fees” line item in the above table for the year ended December 31, 2006 are the aggregate fees billed by Deloitte related to the review of the prospectus for a proposed equity offering.

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

			Total Number of	Maximum Number
			Shares Purchased as	Shares that May
	Total Number		Part of Publicly	Yet be Purchased
	of Shares	Average Price	Announced Plans	Under the Plans
2006	Purchased	Paid per Share	or Programs	or Programs

January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—

Total	—	—	—	—

PART III

Item 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of this Item.

Item 18.	Financial Statements

Reference is made to pages F-1 to F-77 and G-1 to G-11 of this annual report.

Item 19.	Exhibits

1.1	Amended and restated bylaws (estatutos sociales) of Empresas ICA, S.A.B. de C.V. (English translation). *
1.2	Amended and restated bylaws (estatutos sociales) of ICA-Fluor, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File No. 1-11080).
2.1	Deposit Agreement dated April 1, 1992, as amended and restated as of June 30, 1997, among Empresas ICA Sociedad Controladora, S.A. De C.V. (currently Empresas ICA, S.A.B. de C.V.), the Bank of New York, as Depositary and Holders of American Depositary Receipts (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File No. 1-11080).
2.2	Credit Agreement dated February 26, 2004, between Constructora Internacional de Infraestructura, S.A. de C.V., as Borrower and WestLB AG, New York Branch, as Facility Administrative Agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.3	Common Agreement dated February 26, 2004, between Constructora Internacional de Infraestructura, S.A. de C.V., as Borrower, WestLB AG, New York Branch, as Intercreditor Agent and Facility Administrative Agent, Citibank, N.A., as Note Trustee, Banco Santander Central Hispano, S.A., New York Branch, as Offshore Collateral Agent and Banco Santander Mexicano, S.A., as Onshore Collateral Agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.4	Sponsor Guarantee Agreement dated February 26, 2004 by Empresas ICA, Sociedad Controladora, S.A. de C.V. (currently Empresas ICA, S.A.B. de C.V.), in favor of Banco Santander Central Hispano, S.A., New York Branch, as Offshore Collateral Agent for the benefit of the Secured Parties under the Common Agreement (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.5	Mexican Stock Pledge Agreement dated as of February 26, 2004 by and among Promotora E Inversora Adisa, S.A. de C.V., La Peninsular Compañia Constructora, S.A. de C.V. and Ingenieros Civiles Asociados. S.A. de C.V., as Pledgors and Banco Santander Mexicano, S.A., as Onshore Collateral Agent on behalf and for the benefit of the Secured Parties, as Pledgee, with the appearance of Constructora Internacional de Infraestructura, S.A. de C.V. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.6	Borrower Pledge Agreement dated February 26, 2004 by and between Constructora Internacional de Infraestructura, S.A. de C.V., as Pledgor, and Banco Santander Mexicano, S.A., as Onshore Collateral Agent on behalf and for the benefit of the Secured Parties, as Pledgee (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.7	Depositary Agreement dated February 26, 2004, between Constructora Internacional de Infraestructura, S.A. de C.V., as Borrower, WestLB AG, New York Branch, as Facility Administrative Agent, Citibank, N.A., as Note Trustee, Banco Santander Central Hispano, S.A., New York Branch, as Offshore Depositary Bank, and Banco Santander Mexicano, S.A., as Onshore Collateral Agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.8	Security Agreement dated February 26, 2004 made by Constructora Internacional de Infraestructura, S.A. de C.V. to Banco Santander Central Hispano, S.A., New York Branch, as Offshore Collateral Agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.9	Note Indenture dated February 26, 2004 between Constructora Internacional de Infraestructura, S.A. de C.V., as Issuer and Citibank, N.A., as Note Trustee (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

2.10	Noteholder Depositary Agreement dated February 26, 2004 among Constructora Internacional de Infraestructura, S.A. de C.V., as Issuer, Citibank, N.A., as Note Trustee, and Citibank, N.A., as Noteholder Depositary Bank (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.11	Noteholder Security Agreement dated February 26, 2004 made by Constructora Internacional de Infraestructura, S.A. de C.V., as Issuer and Citibank, N.A., as Note Trustee (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
3.1	Management Trust Agreement dated April 8, 1992, as amended on April 30, 2000 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000) (File No. 1-11080).
3.2	CPO Trust Agreement dated May 28, 1997 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 1996) (File No. 1-11080).
4.1	Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2002) (File No. 1-11080).
4.2	First Clarification Memorandum, dated July 17, 2003, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
4.3	Second Clarification Memorandum, dated October 8, 2003, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
4.4	First Amendment, dated July 4, 2003, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
4.5	Second Amendment, dated September 10, 2003, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
4.6	Third Amendment, dated September 30, 2004, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (File No. 1-11080) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File No. 1-11080).
4.7	Fourth Amendment, dated March 31, 2005, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (File No. 1-11080) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File No. 1-11080).
4.8	Participation Agreement dated as of June 14, 2000 thereto among Grupo Aeroportuario del Centro Norte, S.A. de C.V, the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Bancomext, and Aeropuertos y Servicios Auxiliares (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).
4.9	Amendment No. 1 dated as of December 21, 2005 to the Participation Agreement dated as of June 14, 2000 thereto among Grupo Aeroportuario del Centro Norte, S.A. de C.V. (currently Grupo Aeroportuario Centro Norte, S.A.B. de C.V.), the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Bancomext, and Aeropuertos y Servicios Auxiliares (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).
4.10	Amended and Restated Airport Concession Agreement relating to the Monterrey Airport dated June 29, 1998 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.11	Amended and Restated Consortium Agreement dated as of July 6, 2004 among Aeroports de Paris, Aeroinvest, S.A. de C.V. and VASA S.A. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).
4.12	Amendment No. 1 dated as of December 13, 2005 to the Amended and Restated Consortium Agreement dated as of July 6, 2004 among Aeroports de Paris, Aeroinvest, S.A. de C.V. and VASA S.A. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).
4.13	Amendment No. 2 dated as of September 5, 2006 to the Amended and Restated Consortium Agreement dated as of July 6, 2004.*
8.1	Significant subsidiaries.*
11.1	Code of Ethics (English translation) as amended on January 29, 2007.*
12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

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

Empresas ICA, S.A.B. de C.V.

By:	/s/ Jose Luis Guerrero Alvarez
Name: Jose Luis Guerrero Alvarez

Title:	Chief Executive Officer

Date: July 2, 2007

INDEX TO FINANCIAL STATEMENTS
Consolidated Financial Statements of Empresas ICA, S.A.B. de C.V. and
Subsidiaries:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Empresas ICA, S.A.B. de C.V.:

We have audited the accompanying consolidated balance sheets of Empresas ICA, S. A. B. de C. V. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2006 (all expressed in thousands of Mexican pesos of purchasing power of December 31, 2006). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of ICA Fluor Daniel, S. de R.L. de C.V., which statements reflect total assets constituting 11% and 12%, respectively, of consolidated total assets as of December 31, 2006 and 2005, and total revenues constituting 35%, 41% and 35%, respectively, of consolidated total revenues for the years ended December 31, 2006, 2005 and 2004. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Empresas ICA, S. A. B. de C. V. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2006, in conformity with Mexican Financial Reporting Standards (“MFRS”).

MFRS vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.

As discussed in Note 29 to the accompanying consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective December 31, 2006.

Also as discussed in Note 29 to the consolidated financial statements, the reconciliation to U.S. GAAP for 2005 and 2004 has been restated.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

C.P.C. Arturo Vargas Arellano
Mexico City, Mexico
June 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
ICA Fluor Daniel, S. de R.L. de C.V.

We have audited the consolidated balance sheets of ICA Fluor Daniel, S. de R.L. de C.V. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in net worth and changes in financial position for each of the three years in the period ended December 31, 2006 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ICA Fluor Daniel, S. de R.L. de C.V. and Subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and the changes in their financial position for each of the three years in the period ended December 31, 2006, in conformity with Mexican financial reporting standards , which differ in certain significant respects from U.S. generally accepted accounting principles, as described in Notes 21 to the consolidated financial statements.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Alejandro Morán

Mexico City
June 22, 2007

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Thousands of constant Mexican pesos as of December 31, 2006)

	Millions of
	U.S. Dollars
	(Convenience
	Translation Note 2)
	December 31,	December 31,
	2006	2006		2005

ASSETS
Cash and cash equivalents (Note 4)	$423	Ps.	4,569,051	Ps.	5,550,387
Restricted cash and cash equivalents (Note 4)	50		539,388		994,508
Trade accounts receivable, net (Note 5)	77		828,637		442,601
Contract receivables, net (Note 5)	178		1,923,166		1,706,039
Contract receivables for hydroelectric plant (Notes 7 and 18b)	863		9,318,327		—
Cost and estimated earnings in excess of billings on uncompleted contracts (Note 6)	256		2,761,972		1,537,729
Other receivables (Note 9)	95		1,023,678		714,136
Inventories (Note 10)	49		526,556		437,906
Real estate inventories (Note 11)	94		1,020,411		858,572
Other current assets	86		926,201		256,604

Current assets	2,171		23,437,387		12,498,482
Restricted cash and cash equivalents (Note 4)	26		279,601		181,924
Non-current receivables	10		106,981		174,918
Contract receivables for hydroelectric plant (Notes 7 and 18b)	—		—		7,867,291
Real estate inventories (Note 11)	62		670,024		102,612
Investment in concessions (Note 12)	735		7,936,981		7,780,241
Investment in affiliated companies (Note 13)	24		260,691		377,868
Property, plant and equipment, net (Note 14)	262		2,826,075		2,662,318
Other assets, net (Note 26)	68		739,391		643,480
Deferred income taxes (Note 20)	—		—		72,484

Total assets	$3,357	Ps.	36,257,131	Ps.	32,361,618

LIABILITIES
Notes payable (Note 15)	$134	Ps.	1,445,328	Ps.	496,197
Current portion of long-term debt (Note 18)	440		4,756,201		42,339
Trade accounts payable	250		2,694,644		2,486,004
Income taxes, and statutory employee profit sharing payable	15		159,512		92,906
Other current liabilities (Note 16)	209		2,259,743		2,059,082
Provisions (Note 17)	64		686,927		769,321
Advances from customers	177		1,911,874		1,655,078

Current liabilities	1,289		13,914,229		7,600,927
Long-term debt (Note 18)	443		4,785,149		4,053,556
Long-term debt for the construction of the hydroelectric plant (Notes 7 and 18b)	230		2,488,715		6,383,640
Deferred statutory employee profit sharing (Note 20)	7		78,823		39,175
Other long-term liabilities (Note 17)	83		898,201		879,125

Total liabilities	2,051		22,165,117		18,956,423

Commitments and contingencies (Note 21)

STOCKHOLDERS’ EQUITY (NOTE 22)
Common stock: no par, 405,177,479 and 402,657,260 shares issued and outstanding (2006 and 2005, respectively)	523		5,645,005		5,628,294
Restatement of common stock	21		230,161		427,709
Additional paid-in capital	157		1,693,304		1,671,487
Reserve for repurchase of shares	63		676,531		634,230
Retained earnings	125		1,346,868		693,024
Insufficiency from restatement of capital	(3)		(33,266)		(153,660)

Majority stockholders’ equity	886		9,558,603		8,901,084
Minority interest in consolidated subsidiaries (Note 23)	420		4,533,411		4,504,111

Total stockholders’ equity	1,305		14,092,014		13,405,195

Total liabilities and stockholders’ equity	$3,357	Ps.	36,257,131	Ps.	32,361,618

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Thousands of constant Mexican pesos as of December 31, 2006, except per share data)

	Millions of
	U.S. Dollars
	(Convenience
	Translation Note 2)
	Year Ended
	December 31,	Year Ended December 31,
	2006	2006		2005		2004

Revenues:
Construction	$1,646	Ps.	17,771,776	Ps.	17,687,155	Ps.	12,126,795
Real estate, concessions and other	336		3,623,943		1,544,123		1,580,280

Total revenues	1,982		21,395,719		19,231,278		13,707,075

Costs:
Construction	1,487		16,062,108		15,604,102		10,686,834
Real estate, concessions and other	210		2,265,232		1,215,394		1,298,765

Total costs	1,697		18,327,340		16,819,496		11,985,599

Gross profit	285		3,068,379		2,411,782		1,721,476
Selling, general and administrative expenses	134		1,450,769		1,309,436		1,175,025

Operating income	151		1,617,610		1,102,346		546,451

Financing cost (income), net:
Interest expense	62		667,899		468,473		334,559
Interest income	(40)		(433,832)		(364,251)		(255,123)
Exchange loss (gain), net	(3)		(35,855)		6,713		(29,676)
Loss (gain) from monetary position	(1)		(10,591)		6,397		(62,780)

	18		187,621		117,332		(13,020)
Other (income) expense, net (Note 24)	(5)		(57,319)		(155,559)		16,583

Income before income tax and statutory employee profit sharing	138		1,487,308		1,140,573		542,888
Income tax expense (Note 20)	35		381,564		360,045		533,653
Statutory employee profit sharing expense (Note 20)	13		141,426		99,737		29,147

Income (loss) before share in income (loss) of affiliated companies	90		964,318		680,791		(19,912)
Share in income of affiliated companies (Note 13)	2		21,525		102,139		182,932

Consolidated net income	$92	Ps.	985,843	Ps.	782,930	Ps.	163,020

Net income of majority interest	$60	Ps.	644,960	Ps.	524,252	Ps.	97,024
Net income of minority interest	32		340,883		258,678		65,996

Consolidated net income	$92	Ps.	985,843	Ps.	782,930	Ps.	163,020

Earnings per share:
Income of majority interest	$0.15	Ps.	1.60	Ps.	1.51	Ps.	0.31
Weighted average shares outstanding (000’s)	404,182		404,182		347,127		310,177

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A.B.DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Thousands of constant Mexican pesos as of December 31, 2006 except for share data) (Note 22)

	Common Stock					Additional		Reserve for
		Amount				Paid-in		Repurchase
	Shares	Value		Restatement		Capital		of Shares

Balance at January 1, 2004	280,398,194	Ps.	2,808,250	Ps.	1,201,773	Ps.	4,928,147	Ps.	1,433,229
Inflation restatement factor effect	—		—		59,971		73,630		—
Decrease in minority interest	—		—		—		—		—
Issuance of common stock	30,444,158		365,330		34,114		(3,811)		—
Comprehensive income (loss)	—		—		—		—		—

Balance at December 31, 2004	310,842,352		3,173,580		1,295,858		4,997,966		1,433,229
Inflation restatement factor effect	—		—		141,916		158,698		—
Application of losses from prior years	—		—		(1,170,921)		(3,511,972)		(798,999)
Increase in minority interest	—		—		—		—		—
Issuance of common stock	91,814,908		2,454,714		160,856		26,795		—
Comprehensive income (loss)	—		—		—		—		—

Balance at December 31, 2005	402,657,260		5,628,294		427,709		1,671,487		634,230
Inflation restatement factor effect	—		—		(25,501)		(7,038)		—
Application of losses from prior years	—		—		(172,490)		(44,149)		42,301
Decrease in minority interest (Note 23)	—		—		—		—		—
Issuance of common stock	2,520,219		16,711		443		73,004		—
Comprehensive income (loss)	—		—		—		—		—

Balance at December 31, 2006	405,177,479	Ps.	5,645,005	Ps.	230,161	Ps.	1,693,304	Ps.	676,531

(Continued)

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Thousands of constant Mexican pesos as of December 31, 2006 except for share data) (Note 22)

					Minority
	Retained Earnings			Insufficiency	Interest in		Total
	(Accumulated			From Restatement	Consolidated		Stockholders’
	Deficit)			of Capital	Subsidiaries		Equity

Balance at January 1, 2004	Ps.	(4,736,380)	Ps.	(309,813)	Ps.	456,631	Ps.	5,781,837
Inflation restatement factor effect		(49,327)		(4,634)		6,828		86,468
Decrease in minority interest		—		—		(9,958)		(9,958)
Issuance of common stock		—		—		—		395,633
Comprehensive income (loss)		97,024		(107,479)		65,996		55,541

Balance at December 31, 2004		(4,688,683)		(421,926)		519,497		6,309,521
Inflation restatement factor effect		(103,370)		(13,398)		16,492		200,338
Application of losses from prior years		5,051,688		430,204		—		—
Increase in minority interest		—		—		3,709,444		3,709,444
Issuance of common stock		(90,863)		—		—		2,551,502
Comprehensive income (loss)		524,252		(148,540)		258,678		634,390

Balance at December 31, 2005		693,024		(153,660)		4,504,111		13,405,195
Inflation restatement factor effect		(5,588)		647		(18,967)		(56,447)
Application of losses from prior years		22,881		151,457		—		—
Decrease in minority interest (Note 23)		—		—		(292,616)		(292,616)
Issuance of common stock		(8,409)		—		—		81,749
Comprehensive income (loss)		644,960		(31,710)		340,883		954,133

Balance at December 31, 2006	Ps.	1,346,868	Ps.	(33,266)	Ps.	4,533,411	Ps.	14,092,014

(Concluded)

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Thousands of constant Mexican pesos as of December 31, 2006)

	Millions of
	U.S. dollars
	(Convenience
	Translation Note 2)
	Year Ended
	December 31,	Year Ended December 31,
	2006	2006		2005		2004

OPERATING ACTIVITIES:
Consolidated net income	$91	Ps.	985,843	Ps.	782,930	Ps.	163,020
Add (deduct) non-cash items:
Depreciation and amortization	79		848,914		763,148		965,157
Deferred income tax and statutory employee profit sharing	19		201,179		307,143		327,136
Loss on sale of property, plant and equipment and concessions	1		14,092		8,414		4,441
Asset impairment adjustment	—		—		—		57,033
Share in loss of affiliated companies, (net of dividends received in 2006 and 2005)	(1)		(14,593)		(102,139)		(166,819)
Gain on sale of investments in shares	(1)		(11,374)		(99,277)		(74,008)
(Increase) reduction in seniority premiums and severance payment liabilities	4		41,398		130,211		(775)
(Decrease) increase in provisions for long-term liabilities	(38)		(411,582)		204,918		149,075

	154		1,653,877		1,995,348		1,424,260
Trade accounts receivable	(22)		(240,847)		(7,701)		(19,589)
Contract receivables	(65)		(700,499)		64,437		(611,726)
Cost and estimated earnings in excess of billings on uncompleted contracts	(120)		(1,294,250)		(197,941)		(475,719)
Contract receivables for hydroelectric plant	(134)		(1,451,036)		(4,026,087)		(2,895,283)
Advances from customers	23		243,503		(141,492)		1,001,839
Other receivables and other current assets	(79)		(857,679)		920,620		(1,079,553)
Inventories	(21)		(230,835)		(119,354)		(226,551)
Real estate inventories	(67)		(724,082)		35,859		134,125
Trade accounts payable	65		702,056		138,954		558,943
Other current liabilities	22		238,999		488,467		327,796

Net resources used in operating activities	(244)		(2,660,793)		(848,890)		(1,861,458)

FINANCING ACTIVITIES:
Net change in notes payable	198		2,134,279		(1,079,911)		784,171
Proceeds from long-term debt for the construction of a hydroelectric plant	—		—		1,533,159		4,102,943
Proceeds from long-term debt	93		999,657		1,793,060		56,967
Derivative financial instruments	2		24,373		(77,400)		—
Effects of inflation and exchange rates on long-term debt	(29)		(312,899)		(287,234)		(202,191)
Repayments of long-term debt	(25)		(272,399)		(662,787)		(2,107,965)
Issuance of common stock of majority interest	8		81,749		2,551,502		395,633
Decrease in minority interest	(26)		(280,568)		(253,663)		(12,087)
Other	13		140,925		(188,059)		119,730

Net resources generated from financing activities	234		2,515,117		3,328,667		3,137,201

INVESTING ACTIVITIES:
Investment in property, plant and equipment	(76)		(824,209)		(180,172)		(200,922)
Investment in concessions	(43)		(466,963)		(17,634)		(27,098)
Investment in affiliated companies (in 2006 and 2005 includes PS.193,231 and Ps.396,542, respectively from acquisition of GACN)	9		102,012		(347,073)		(60,853)
Proceeds from sale of property, plant and equipment	9		98,547		38,121		47,151
Loan due (from) to affiliated company	(13)		(143,901)		280,970		(286,355)
Proportional consolidation effect	21		229,226		—		—
Proceeds from sale of investments in affiliated companies	1		9,917		665,495		323,847
Other assets	(17)		(179,907)		(412,140)		(887,974)

Net resources (used in) generated from investing activities	(109)		(1,175,278)		27,567		(1,092,204)

Net (decrease)increase in cash and cash equivalents	(122)		(1,320,954)		2,507,344		183,539
Effects of inflation and exchange rate changes on cash	(2)		(17,825)		(20,537)		(12,612)
Cash and cash equivalents at beginning of period (including restricted cash)	623		6,726,819		4,240,012		4,069,085

Cash and cash equivalents at end of period (including restricted cash)	$499	Ps.	5,388,040	Ps.	6,726,819	Ps.	4,240,012

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of constant Mexican pesos as of December 31, 2006)

1.	Nature of Business

Empresas ICA, S.A.B. de C.V.  (“ICA” or together with its subsidiaries “the Company”) is a holding company, the subsidiaries of which are engaged in a wide range of construction and related activities including the construction of infrastructure facilities as well as industrial, urban and housing construction, for both the Mexican public and private sectors. ICA’s subsidiaries are also involved in the construction, maintenance and operation of highways, bridges and tunnels granted by the Mexican government and foreign governments under concessions. Through its subsidiaries and affiliates, the Company also manages and operates airports and municipal services under concession arrangements. In addition, some of ICA’s subsidiaries are engaged in real estate and housing development.

At the Stockholders’ Extraordinary and Ordinary Meeting of September 12, 2006, the stockholders agreed to change the Company’s corporate denomination to comply with the provisions of the Mexican Securities Law, under which the Company’s organization as a public corporation with variable capital must be stated, as represented by the abbreviation “S.A.B. de C.V.”.

Significant events

In August 2005, ICA made a global primary placement of 78,802,166 shares for a total amount of Ps.2,127,658 (nominal value). 65% percent of these shares were placed on the Mexican market, while the remaining 35% were placed with institutional investors abroad, through an offering that was not registered under the U.S. Securities Act of 1933.

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

In December 2005, through its subsidiaries Controladora de Operaciones de Infraestructura, S.A. de C.V. (“CONOISA”) and Aeroinvest, S.A. de C.V. (“Aeroinvest”), ICA acquired direct and indirect interests in 44.94% of the shares of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“GACN”), for U.S. $260.2 million, through a series of purchase transactions. As a consequence of these purchases, ICA directly held 35.28% of the shares of GACN. Additionally, ICA directly held 74.5% of shares in the strategic partnership denominated Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”) (the remaining 25.5% of the shares of SETA are held by Aéroports de Paris), which, at that time, held 15% of the shares of GACN. ICA had initially acquired an equity interest in GACN in 2000, through its participation in SETA, along with Aéroports de Paris and Vinci. Together with the equity it previously held in GACN, these purchase transactions gave ICA direct ownership of 46.23% of the shares of GACN. Through the Company’s control of SETA, its direct and indirect interests totaled 49.98% of the shares of GACN.

In September 2006, SETA exercised an option it held to acquire Series B shares representing 2% of the capital of GACN, thereby increasing ICA’s direct shareholding in the capital of GACN to 47.72% and its direct and indirect shareholding to 51.98%.

Prior to December 2006, the remaining 49% of the shares of GACN were held by the Mexican Federal Government through Nacional Financiera, S.N.C. In November 2006, NAFIN sold all of its Series B shares of GACN to the public markets in the United States of America and Mexico through an initial public offering. In December 2006, Aeroinvest acquired an additional 0.76% interest in GACN as part of the NAFIN’s public offering of GACN shares. GACN did not receive any portion of the resources generated by the offering, as all proceeds were paid to the Mexican Federal Government as the selling stockholder.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2006, the Company directly holds 48.48% of GACN’s shares and controls, directly and indirectly through its control of SETA, interests in GACN totaling 52.74%.

Because ICA exercises control over GACN, ICA consolidated the balance sheet of GACN as of December 31, 2005, but did not consolidate the results of operations for the year then ended as the period over which ICA exercised control over GACN was less than one month and was not considered material. However, the results of operations of GACN were consolidated beginning January 1, 2006. Therefore, the statements of operations for 2006 are not comparable with those of 2005 and 2004.

GACN is engaged in administration, operation and, when applicable, construction and exploitation of airports under the concession granted by the Mexican Federal Government through the Communications and Transportation Ministry (“SCT”) for a 50-year period beginning on November 1, 1998. As these airports are state-owned, after the termination of the concession period, any improvements and additional installations permanently attached to the concessioned assets and created during the concession period will revert to the state.

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

2.	Basis of Presentation and Principles of Consolidation

(a)	Basis of Presentation

As of June 1, 2004, the function of establishing and issuing Mexican Financial Reporting Standards became the responsibility of the Mexican Board for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or “CINIF”).

CINIF decided to rename the accounting principles generally accepted in Mexico, previously issued by the Mexican Institute of Public Accountants (“IMCP”), as Mexican Financial Reporting Standards (“MFRS”, individually referred to as “NIFs”).

The accompanying consolidated financial statements of ICA are prepared in accordance with MFRS, which vary in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 29 for a discussion of such differences and for the reconciliation of the Company’s net income and stockholders’ equity between MFRS and U.S. GAAP.

The Series A NIF represent the Conceptual Framework intended to serve as the supporting rationale for the development of such standards, and as a reference to resolve issues arising in practice; NiF B-1, “Accounting Changes and Correction of Errors”, was also issued. The Series A NIFs and NIF B-1 became effective as of January 1, 2006. Application of the new NIFs did not have a material impact on the Company’s financial position, results of operations or related disclosures.

The NIFs require that management make certain estimates and use certain assumptions that affect the amounts reported in the financial statements and their related disclosures; however, actual results may differ from these estimates. The Company has implemented control procedures to ensure the correct, timely application of its accounting policies. Although actual results may differ from estimates, management considers that the estimates made and assumptions used were adequate under the circumstances.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2006 and for the year then ended have been translated into U.S. dollar amounts at the rate of 10.7995 pesos per U.S. dollar, the noon buying rate for pesos at December 29, 2006 as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

(b)	Comprehensive Income (Loss)

Comprehensive income (loss) presented in the accompanying consolidated statements of changes in stockholders’ equity represents the Company’s total activity during each year and is comprised of the net income (loss) for the year, plus other comprehensive income (loss) items for the same period which, in accordance with MFRS, are presented directly in stockholders’ equity without affecting the consolidated statements of operations. In 2006, 2005 and 2004, the other comprehensive income (loss) items consist of the insufficiency in restated stockholders’ equity, translation effects of foreign entities and the excess of the minimum additional liability for labor obligations, and are included in the caption “Insufficiency from Restatement of Capital”. For the years ended December 31, 2006, 2005 and 2004 those items represent: Ps.2,121, Ps.(24,729), Ps.(9,102); Ps.(8,367), Ps.(137,651), Ps.(2,522) and Ps.(7,943), Ps.(99,536) and Ps.0, respectively.

(c)	Principles of Consolidation

Financial statements of those companies in which ICA owns more than 50% of the capital stock with voting rights or owns less than 50% of such capital stock but effectively controls such entity are consolidated within the financial statements.

During the current year, the assets, liabilities, revenues, costs and expenses of companies or associations subject to joint control, in which the Company previously held unilateral control, are included in the financial statements using proportionate consolidation in accordance with International Accounting Standard (“IAS”) No. 31, “Interests in Joint Ventures”, supplementally applied by NIF A-8, “Supplemental Standards to Mexican Financial Reporting Standards”. The financial statements of prior years were not restated for the effects of this change as such effects were not material to the consolidated financial statements taken as a whole.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The financial statements of the companies that are included in these consolidated financial statements and have a fiscal year-end other than December 31, are converted to a December 31 year-end, except for the financial statements of Rodio Cimentaciones, S.A. and Kronsa Internacional, S.A., which are consolidated with an October 31 year-end. All intercompany balances and transactions have been eliminated in consolidation. The principal consolidated subsidiaries are as follows:

	Direct and indirect
Subsidiary	Ownership Percentage	Activity

Sub-Holding:
Constructoras ICA, S.A. de C.V.	100	Construction
Controladora de Empresas de Vivienda, S.A. de C.V.	100	Housing development
Controladora de Operaciones de Infraestructura, S.A. de C.V.	100	Concessions
Operating:
Ingenieros Civiles Asociados, S.A. de C.V.	100	Heavy and urban construction
Constructora Internacional de Infraestructura, S. A. De C.V.	75	Construction of the El Cajón hydroelectric plant
ICA Fluor Daniel, S. de R.L. de C.V.	51	Industrial construction
ICA Panama, S.A.	100	Highway concessions
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.	52	Managing and operating airport concessions

(d)	Foreign Currency Translation of Subsidiaries’ Financial Statements

The financial statements of the foreign subsidiaries denominated in foreign currencies are translated into Mexican pesos by applying Bulletin B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations” (“Bulletin B-15”). Exchange differences generated by the translation of the financial statements of foreign subsidiaries that are not an extension of ICA’s operations are presented in stockholders’ equity under the caption “Insufficiency from restatement of capital.” For translation purposes, once the subsidiary financial statements are restated in the currency of year-end purchasing power of the country in which it operates, based on the same accounting policies as the Company, the following exchange rates are used to convert the foreign currency to Mexican pesos: (i) Assets and liabilities (monetary and non monetary) — The exchange rate in effect at the balance sheet date; (ii) Common stock — The exchange rate in effect at the date on which contributions were made; (iii) Retained earnings — The exchange rate in effect at the end of the year such amounts were generated and (iv) Revenues, costs and expenses — The ending exchange rate of the period reported.

(e)	Reclassifications

Certain headings of the financial statements for the years ended December 31, 2005 and 2004 have been reclassified to conform to the presentation of the financial statements for the year ended December 31, 2006. At December 31, 2006, 2005 and 2004, restricted cash of Ps. 818,989, Ps.1,176,532 and Ps.535,824, respectively, was presented as part of total cash at the end of each year in the balance sheet and statement of changes in financial position.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Summary of Significant Accounting Policies

The significant accounting policies of the Company are as follows:

(a)	Change in accounting policies

Remuneration paid at the end of the employment relationship — Beginning January 1, 2005, the Company adopted the revised provisions of Bulletin D-3, “Labor Obligations” (“Bulletin D-3”), related to the recognition of the liability for severance payments due to termination of the employment relationship for reasons other than restructuring, which are recorded under the projected unit credit method, based on calculations made by independent actuaries. Bulletin D-3 establishes the option of immediately recognizing any resulting transition asset or liability in earnings, or amortizing it based on the average remaining years of service of the employees. Up to 2004, severance payments of this type were charged to results when determined to be payable. The accumulated liability as of January 1, 2005, determined by independent actuaries, is Ps.108,634, which the Company elected to recognize as a transition liability, to be amortized using the straight-line method during the average years of service of the employees expected to receive such benefits.

Derivative financial instruments — Beginning January 1, 2005, the Company adopted the provisions of Bulletin C-10 “Derivative Financial Instruments and Hedging Operations‘(“Bulletin C-10”). Bulletin C-10 requires the recognition of all derivatives at fair value, and establishes rules for the recognition of hedging transactions and for the identification and separation, as the case may be, of embedded derivatives. In March 2004, the Company entered into an interest rate derivative contract. In accordance with the previous accounting provision (Bulletin C-2, “Financial Instruments”), at the close of 2004, the Company did not recognize the fair value of the derivative. With the enactment of Bulletin C-10, the Company recognized the fair value of the asset for derivative financial instruments of U.S. $5.2 million, a deferred tax liability of U.S. $1.5 million, and a net credit to results of the year of U.S. $3.7 million.

(b)	Accounting Method for the Treatment of the Effects of Inflation

The Company’s consolidated financial statements recognize the effects of inflation in accordance with Bulletin B-10. Bulletin B-10 requires the restatement of all financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. To comply with the requirement, the Company uses the alternative method provided by Bulletin B-15, which consists of determining a restatement factor which uses a weighted average rate based upon the National Consumer Price Index (“NCPI”) published by Banco de Mexico and the inflation and foreign exchange rates of the countries in which the Company has foreign subsidiaries. Prior year financial statements reported for comparative purposes were restated by a restatement factor of 1.0449 instead of restating them by a NCPI factor of 1.0405 to determine constant Mexican pesos as of December 31, 2006.

(c)	Cash Equivalents

Cash equivalents are stated at acquisition cost plus accrued interest. Cash equivalents consist primarily of term deposits with original maturities of 90 days or less. Those cash equivalents whose availability is greater than one year (i.e. held in trust for a specific purpose) are presented as long-term restricted cash and cash equivalents. Cash and cash equivalents subject to restrictions or intended for a specific purpose are presented separately under current or noncurrent assets, as the case may be.

(d)	Inventories

Inventories are valued at the price of the last purchase made during the period, without exceeding the net realizable value.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Land to be developed over a period of more than 12 months is classified under noncurrent assets, recorded at its acquisition cost and restated by applying factors derived from the NCPI.

(f)	Long-Lived Assets

Long-lived assets consist of the following:

Property, Plant and Equipment — Expenditures for property, plant and equipment, including renewals and improvements which extend useful lives, are capitalized. These investments and related depreciation are restated by applying factors derived from the NCPI. Property, plant and equipment of foreign origin and its related depreciation are restated by means of a specific index, which uses the NCPI of the country of origin applied to the historical cost denominated in the foreign currency and are then translated into Mexican pesos at the exchange rate in effect at the date of the most recent balance sheet presented.

Depreciation is calculated using the straight-line method over the useful life of the asset in order to depreciate the historical cost of the asset and restate the value of the asset for inflation. Depreciation begins in the month in which the asset is placed in service. The useful lives of assets are as follows:

Useful
lives

Improvements in concessions	8 and 20
Buildings	20 to 50
Machinery and operating equipment	4 to 10
Office furniture, equipment and vehicles	4 to 10

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

Rights Related to the Use of Airport Facilities and Concessions — As of January 1, 2003, rights related to the use of airport facilities and concessions granted by the SCT to GACN were accounted for based on the

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

excess of the cost of the thirteen airport concessions over an appraisal value as determined by an independent appraiser. This excess is classified under airport concessions.

Airport facility utilization rights are amortized according to the remaining useful life of the concessioned goods, as determined by an independent appraiser. Airport concessions are amortized over 43 years, which is also the period of each concession.

Management periodically evaluates the impairment of long-lived assets as established by Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal” (“Bulletin C-15”). If there is any indication that restated values exceed the respective recovery values, assets are impaired to this recovery value by affecting the results of the year in which this difference arises. The recovery value is determined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The method used to calculate the recovery value considers the particular circumstances of concessions, property, plant and equipment and intangible items. In the case of concessions, revenue projections are used which consider assumptions and estimates concerning vehicle traffic, the growth of the population and economy along the concessioned highway, temporary passenger reductions due to tariff increases and commercial strategies designed to promote utilization, among others, which may differ and be adjusted according to the actual results obtained.

(g)	Business Acquisitions

All business acquisitions, including those involving associated companies, are initially recognized and valued using the purchase method, which includes allocating the purchase price, represented by cash delivered or its fair value equivalent, over the fair value of the assets received and liabilities assumed, and, when appropriate, recognizing either goodwill or an extraordinary gain.

(h)	Provisions

Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated. In the event an obligation arises for which the Company believes required settlement is remote, such provision is disclosed but is not recognized in the financial statements.

(i)	Operating Cycle

Assets related to construction contracts which may require more than one year to be completed and will be liquidated in the normal course of contract completion are reported as current assets.

(j)	Accounting for Construction Contracts

As part of the planning process of a construction contract before commencing any project, the Company reviews the principal obligations and conditions of the specific contract for the purpose of (i) reasonably estimating the projected revenue, (ii) reasonably estimating the costs to be incurred in the project, (iii) reasonably estimating the gross profit of the project, and (iv) identifying the rights and obligations of the parties. Based on that analysis, and in conjunction with the legal and economic right to receive payment for the work performed as established in each contract, the Company utilizes the percentage-of-completion method established in Bulletin D-7, “Construction Contracts and Manufacture of Capital Assets”, to recognize revenues on its construction contracts.

The decision of whether or not to participate in a project is made collectively with representatives of the technical, legal, financial and administrative areas, which covers the analysis of the customer’s economic solvency and good standing, the legal framework, the availability of resources, the technological complexity and construction procedures, the obligations and rights assumed, the economic, financial and geological risks,

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and the possibility of those risks being mitigated, as well as the analysis of each contract. The Company’s policy is to avoid contracts with material risks, unless such risks may be mitigated or transferred to the customers, suppliers and/or subcontractors.

In contracts involving performance guarantees related to the equipment on which the performance of the project depends, the decision to participate will depend on, among other factors, the ability of the Company to transfer the risks and penalties related to these guarantees to the suppliers and/or subcontractors.

In contracts involving guarantees related to timely delivery, the Company generally plans the project to take into consideration the risk of delay in the contract and generally allows sufficient time for the timely completion of the project despite unavoidable delays.

Projects are executed in accordance with a work program prior to the commencement of the project, which is periodically updated. The work plan includes the description of the construction procedures, the critical execution route, the allocation and timeliness of the resources required and the project’s cash flow forecast.

The construction contracts in which the Company participates typically are governed by the civil law of various jurisdictions which recognizes a contractor’s right to receive payment for work performed. Under this body of law, the buyer is the legal owner of the works in execution while they are in process, and the contractor is entitled to payment for work performed, even though payment may not occur until the completion of the contract.

The construction contracts into which the Company enters are generally either (i) unit price or (ii) fixed price (either lump sum or not-to-exceed). The evaluation of the risks related to inflation, exchange rates and price increases for each type of contract, whether a public works or private sector contract, is distinct.

In unit price contracts in the private sector, the customer generally assumes the risks of inflation, exchange-rate and price increases for the materials used in the contracts. Under a unit price contract, upon signing the contract is signed the parties agree upon the price for each unit of work. However, unit price contracts normally include escalation clauses whereby the Company retains the right to increase the unit price of such inputs as a result of inflation, exchange-rate variations or price increases for the materials, if any of these risks increases beyond a percentage specified in the contract.

For unit price contracts related to public works, in addition to escalation clauses, in Mexico, the Public Works and Services Law establishes mechanisms to adjust the value of such public unit price contracts for cost increases. The Public Works and Services Law provides the following mechanisms for the adjustment of unit prices in unit-price contracts: (i) a review of individual unit prices for which adjustment may be possible; (ii) review of unit prices by group where the estimated amount of work remaining to be performed represents at least 80% of the total amount of remaining work under the contract; and (iii) for those projects in which the relationship between the input and the total contract cost is established, an adjustment to reflect the increased cost may be made based on such proportion. The application of these mechanisms is required to be specified in the relevant contract.

In lump sum contracts, not-to-exceed contracts or contracts where there are no escalation clauses in which the Company undertakes to provide materials or services at fixed unit prices required for a project in the private sector, the Company generally absorbs the risk related to inflation, exchange-rate fluctuations or price increases for materials. However, the Company seeks to mitigate these risks as follows: (i) when the bid tender is prepared, such risks are included in determining the costs of the project based on the application of certain economic variables which are provided by recognized economic analysis firms; (ii) contractual arrangements are made with the principal suppliers, among which advance payments are made to ensure that the cost of the materials remains the same during the contract term; and (iii) the exchange-rate risk is mitigated by

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contracting suppliers and subcontractors in the same currency as that in which the contract is executed with the customer.

For those risks that cannot be mitigated or which surpass acceptable levels, the Company carries out a quantitative analysis in which it determines the probability of occurrence of each risk, measuring the potential financial impact, and adjusts the fixed price estimation of the contract to an appropriate level, taking these risks into consideration.

For fixed price contracts in the public sector, the Public Works and Services Law also protects the contractors when adverse economic conditions arise that could not have been anticipated at the time of awarding the contract and thus were not considered in the initial contract bid. The Public Works and Services Law allows the Controller’s Office (Secretaria de la Función Pública) to issue guidelines through which public works contractors may recognize increases in their initial contract prices as a result of adverse economic changes.

As mentioned above, revenue from construction contracts are recognized using the percentage-of-completion method established in MFRS. The percentage-of-completion method allows the timely recognition of the performance of the project and appropriately presents the legal and economic substance of the contracts. According to this method, revenue is recognized in periodic form according to the execution progress of the construction, as if it were a continuous sale.

In order to be able to apply percentage-of-completion, the following requirements must be met: (i) the contract must clearly specify the legal rights related to the goods or services to be provided and to be received by the parties, the consideration to be exchanged and the terms of the agreement; (ii) the legal and economic right of the Company to receive the payment for the work performed as the contract is executed must be specified; (iii) the expectation must be that both the contractor and the customer will fulfill their respective contractual obligations; and (iv) based on the construction budget and contract, the total amount of revenue, the total cost to be incurred and the estimated profit can be determined.

Construction contracts are developed taking into account the total expected costs and revenues to date as the contract progresses. The estimations are based on the terms, conditions and specifications of each specific project, including plans and assumptions made by management of the project in order to ensure that all costs attributable to the project were included.

In order to measure the extent of progress toward completion for the purpose of recognizing revenue, the Company utilizes either the costs incurred method or the units of work method. The base revenue utilized to calculate the percentage of profit as work progresses includes the following: (i) the initial amount established in the contract, (ii) additional work orders requested by the customer, (iii) changes in the considered yields, (iv) the value of any adjustments (for inflation, exchange rates or changes in prices) agreed to in the contract, (v) the decrease in the original contract value and final agreements in contracts, (vi) claims and (vii) completion or performance bonuses and agreed penalties, as of the date on which a revision takes place and is effectively approved by the customers.

The base cost utilized to calculate the profit percentage under the costs incurred method includes the following: (i) the costs directly related to the specific contract, (ii) indirect costs related to the general contract activity that can be matched to a specific contract; and (iii) any other costs that may be transferred to the customer under the contract terms. The costs directly related to the specific contract include all direct costs such as materials, labor, subcontracting costs, manufacturing and supply costs of equipment manufactured off-site and depreciation. Indirect costs identified that are assignable to a contract include indirect labor, payroll of technical and administrative personnel, construction site camps and related expenses, quality control and

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

inspection, internal and external contract supervision, insurance costs, bonds, depreciation and amortization, repairs and maintenance.

Costs which are not included within contract costs are: (i) any general administrative expenses not included under any form of reimbursement in the contract; (ii) selling expenses; (iii) any research and development costs and expenses not considered reimbursable under the contract; and (iv) the depreciation of machinery and equipment not used in the specific contract even though it is available on hand for a specific contract, when the contract does not allow revenues for such item. In addition, work performed in independent workshops and construction in-progress are also excluded costs and are recorded as assets when they are received or used under a specific project.

Costs incurred for change orders based on customers’ instructions which are still awaiting definition and price authorization are recognized as assets within cost and estimated earnings in excess of billings of uncompleted contracts.

Periodically, the Company evaluates the reasonableness of the estimates used in the determination of the percentage completion in any given project. Cost estimates are based on assumptions which can differ from the actual cost over the life of the project. Accordingly, estimates are reviewed periodically, taking into account factors such as price increases for materials, the amount of work to be done, inflation, exchange-rate fluctuations, changes in contract specifications due to adverse conditions and provisions created based on the construction contracts over the project duration, including those related to penalties, termination and startup clauses of the project, and the rejection of costs by customers, among others. If, as a result of this evaluation, there are modifications to the revenue or cost previously estimated, or if the total estimated cost of the project exceeds expected revenues, an adjustment is made in order to reflect the effect in results of the period in which the adjustment or loss is incurred. The estimated revenues and costs may be affected by future events. Any change in these estimates may affect our results.

We consider that the potential credit risk related to construction contracts is adequately covered because the construction projects in which we participate generally involve customers of recognized solvency. Billings received in advance of execution or certification of work are recognized as advances from customers. In addition we periodically evaluate the reasonableness of our accounts receivable. In cases when an indication of collection difficulty exists, allowances for bad debts are created and charged to results in the same period. The estimate for such reserve is determined based on management’s best judgment in accordance with prevailing circumstances at that time. We are usually subject to a balance aging of between 30 and 60 days for work performed but not previously estimated in unfinished contracts. Under MFRS, our policy is not to recognize a provision for accounts receivable on contracts that require the customer to pay for the work not as it is performed, but only when the project is completed.

For those projects in which financing revenue is included as part of the selling price, the contract costs also include the net comprehensive financing costs incurred with the financing obtained to perform the contract, except where the actual financing cost exceeds the original estimated financing cost. In these instances, such excess is recognized within financing cost. In these types of contracts, the collection of the contract amount from the client may take place at the completion of the project. However, periodic reports of the advance of the project to date are provided to and approved by the client, which serve as the basis so that the Company can continue to obtain financing for the project.

When a contract includes construction of various facilities, construction of each facility is treated as a separate profit center when: i) separate proposals for each facility have been presented; ii) each facility has been separately negotiated and has independent terms and conditions established in the contract; and iii) the revenue, costs and profit margin of each separate facility can be identified.

A group of contracts, whether with one or several clients, are treated together as one unique center of profit when: i) the group of contracts have been negotiated together as a unique package; ii) the contracts are

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

so intimately related that they are effectively part of a unique project with a global profit; and iii) the contracts are executed simultaneously or in a continuous sequence.

The estimated profit of various profit centers cannot offset one another. The Company ensures that when several contracts integrate a profit center, its results are properly combined.

Construction backlog considers only those contracts in which the Company has control over such project. The Company considers it has control when it has a majority participation in the project and when it is assigned leadership of the project.

(k)	Accounting for Real Estate Sales

The sale of completed developments is recognized at the date of the signing of the respective sales contract where the rights and obligations of the property are transferred to the buyer and the Company has received at least 20% of the contract price. If there is uncertainty regarding future collection, the revenue is recorded when collected.

In those cases in which recovery appears to be unlikely, the Company creates additional allowances for doubtful accounts, which are applied to the results of the year in which such amounts are determined.

(l)	Accounting for Low Income Housing Sales

Revenues derived from sales of low income housing are recognized as revenue once the house is completed and credit is approved by the financing agency or the title of the house has passed to the buyer.

(m)	Sales and Other Revenues

Revenues from sales of goods and services are recognized as the goods are delivered or the services are performed.

(n)	Labor Obligations

Seniority premiums and pension plans, and beginning in 2005, severance payments at the end of the employment relationship, are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees.

(o)	Maintenance and Repair Expenses

Maintenance and repair expenses are recorded as costs and expenses in the period in which they are incurred.

(p)	Income Tax and Statutory Employee Profit Sharing

The Company files a consolidated tax return, as permitted by the tax laws of Mexico.

The provisions for income tax and statutory employee profit sharing (“PTU”) are determined according to Bulletin D-4, “Accounting Treatment of Income Tax, Tax on Assets and Statutory Employee Profit-Sharing” (“Bulletin D-4”). Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the accounting and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any tax benefits that are not expected to be realized. Management periodically evaluates its assumptions based on historical tax results and estimated tax profits. The resulting deferred tax provision or benefit related to the recognition of the deferred tax liability or asset is

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reflected in the statement of income. The calculation and recognition of deferred taxes and the recognition of asset tax requires the use of estimates that could be affected by the amount of future taxable income, the assumptions considered by management and the results of operations. The deferred income tax asset is only recognized when there is a high probability that it can be recovered, periodically evaluating the probability based on the historical taxable results and the estimation of future taxable revenues. A valuation allowance is recorded for any deferred tax asset for which realizability is unlikely. The assumptions used in forming the estimate of a valuation allowance may change based on various circumstances, which may result in the modification of such valuation allowance, thereby affecting the Company’s financial position and results of operations.

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

Tax on assets paid that may be carried forward from previous years, which is expected to be recoverable, is recorded as an advance payment at estimated recoverable value at the date of the financial statements and is included in the balance sheet as a deferred tax asset.

(r)	Derivative Financial Instruments

The Company values all derivatives at fair value, regardless of the purpose for holding them. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other valuation methodologies supported by sufficient and reliable information. Fair value is recognized on the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed.

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

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Financial instruments which potentially subject the Company to credit risk consist principally of contract receivables and costs and estimated earnings in excess of billings (collectively, “Construction Instruments”) and other receivables. The Company considers that the potential credit risk related to Construction Instruments is adequately mitigated because the construction projects in which it participates generally involve customers of recognized solvency. Additionally, if the Company experiences collection difficulties as the project advances, it normally suspends work until obtaining assurance with regard to the payment situation. The Company is usually subject to a balance aging of between 30 and 60 days for work performed but not previously estimated in unfinished contracts. However, it creates additional allowances for doubtful accounts when there are indications that an account may not be recovered.

Other accounts receivable are comprised of receivables from associated companies and notes receivable. The Company believes that these amounts do not represent a significant concentration of credit risk.

(x)	Basic Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing income (loss) of majority interests available to common stockholders by the weighted average number of common shares outstanding during the year.

4.	Cash and Cash Equivalents

As of December 31, 2006 and 2005, Ps.1,373,674 and Ps.1,660,536, respectively, of the Company’s cash and cash equivalents were held in the joint venture ICA Fluor Daniel, S. de R.L. de C.V. (“ICAFD”) and Ps.59,381 and Ps.88,941 by the subsidiary Framex, ApS and its subsidiaries (Rodio Cimentaciones Especiales, S.A. and Kronsa International, S.A.), respectively. At December 31, 2006 and 2005, Ps.1,616,581 and Ps.1,588,750, respectively of cash and cash equivalents held by GACN are included in the current portion of cash.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2005, ICAFD held U.S. US$9,705 thousand (Ps.107,437) that corresponded to an investment in a certificate of deposit to guarantee a letter of credit of fulfillment and guarantee, which was released in March of 2006. As of December 31, 2006 and 2005, the current portion of restricted cash included Ps.175,817 and Ps.584,067, respectively, and the non-current portion of restricted cash included Ps.87,808 held by Constructora Internacional de Infraestructura, S. A. de C. V.(“CIISA”) for construction of the “El Cajón” hydroelectric plant, which amounts are managed in conformity with the construction program approved and controlled by the consortium of banks referred to in Note 18b.

Similarly, at December 31, 2006, trusts were created to administer the amounts received from tolls and other related services generated by the Corredor Sur, the Acapulco Tunnel and the Irapuato-La Piedad concession, which guarantee and are primarily utilized to pay the debt contracted and the maintenance of such concessions. At December 31, 2006 and 2005, the amounts designated for those purposes are Ps.315,964 and Ps.303,004, respectively, for the current portion of restricted cash and Ps.50,780 and Ps.54,163, respectively, for the non-current portion of restricted cash, mainly related to Corredur Sur.

In addition, Aeroinvest maintains Ps.47,607 in current assets at December 31, 2006 and Ps.141,013 and Ps.127,761 in non-current assets at December 31, 2006 and 2005, respectively, as restricted cash related to the interest from the debt.

5.	Contract Receivables

Contract receivables are comprised of the following:

	December 31,
	2006		2005

Billings on contracts(1)	Ps.	2,124,391	Ps.	1,845,243
Retainage		52,504		68,091
Less: payments on contracts		(117,689)		(93,045)

		2,059,206		1,820,289
Less: allowance for doubtful accounts		(136,040)		(114,250)

	Ps.	1,923,166	Ps.	1,706,039

The allowance for doubtful accounts for the contract and trade receivables is as follows:

	December 31,
	2006		2005

Trade receivables	Ps.	5,998	Ps.	36,992
Contract receivables		136,040		114,250

	Ps.	142,038	Ps.	151,242

(1)	At December 31, 2006 and 2005 there were retentions for certifications on billings on contracts for Ps.59,782 and Ps.37,743, respectively.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The changes in the allowance for doubtful accounts are as follows:

	December 31,
	2006		2005		2004

Beginning balance	Ps.	151,242	Ps.	179,734	Ps.	253,525
Increase of the period		94,450		34,820		24,978
Reversals due to subsequent collection		(69,325)		(9,580)		—
Write-off of bad debts		(30,647)		(53,463)		(89,866)
Inflationary effects		(3,682)		(269)		(8,904)

Ending balance	Ps.	142,038	Ps.	151,242	Ps.	179,734

6.	Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts

	December 31,
	2006		2005

Costs incurred on uncompleted contracts	Ps.	18,133,079	Ps.	12,584,609
Estimated earnings		1,761,050		1,299,038

Recognized revenues		19,894,129		13,883,647
Less: billings to date		(17,132,157)		(12,345,918)

Costs and estimated earnings in excess of billings on uncompleted contracts	Ps.	2,761,972	Ps.	1,537,729

7.	Contract Receivables for the Hydroelectric Plant

Current Portion:

	December 31,
	2006		2005

Contract receivables	Ps.	8,370,344	Ps.	—
Costs and estimated earnings in excess of billings on uncompleted contract		947,983		—

	Ps.	9,318,327	Ps.	—

Non-current Portion:

	December 31,
	2006		2005

Contract receivables	Ps.	—	Ps.	6,782,074
Costs and estimated earnings in excess of billings on uncompleted contract		—		1,085,217

	Ps.	—	Ps.	7,867,291

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Costs and estimated earnings in excess of billings on the hydroelectric plant project as of December 31, 2006 and 2005, is as follows:

	December 31,
	2006		2005

Costs incurred	Ps.	8,837,001	Ps.	7,365,303
Estimated earnings		372,379		501,988

Recognized revenues		9,209,380		7,867,291
Pending unapproved change orders		108,947		—

Subtotal		9,318,327		7,867,291

Less: billings to date		(8,370,344)		(6,782,074)

Costs and estimated earnings in excess of billings on uncompleted contract	Ps.	947,983	Ps.	1,085,217

In March 2003, the Mexican Federal Electricity Commission (Comisión Federal de Electricidad) or the “CFE” awarded a U.S. $748.3 million contract for the engineering, procurement and construction of the El Cajón hydroelectric plant to CIISA, a consortium comprised of two of the Company’s subsidiaries, Promotora e Inversora ADISA, S.A. de C.V. (“PIADISA”) and Ingenieros Civiles Asociados, S.A. de C.V. (“ICASA”), and unrelated third parties, Energomachexport Power Machines and La Peninsular Compañía Constructora, S.A. de C.V. At December 31, 2006, the current value of the contract including modifications was U.S.$873 million.

Work began on the hydroelectric plant on March 26, 2003, and the hydroelectric plant has an expected construction period of 1,620 days, which is scheduled to conclude on August 31, 2007. The receivable will be settled when the Company delivers the hydroelectric plant on a “turnkey” basis. CIISA will be solely responsible for obtaining and maintaining current financing based exclusively on its own resources and without assistance from the CFE (see Note 18b).

On December 31, 2006, the CFE issued its provisional acceptance of the first turbogenerating unit after concluding the operating tests established by the contract. Accordingly, the commercial operation will begin generating 375 megawatts as established in the contract. Consequently, on February 28, 2007, CIISA received an initial payment of U.S. $523.3 million, which will be applied to the total project debt. On June 1, 2007, the CFE issued its provisional acceptance of the second turbogenerating unit after concluding the operating tests established by the contract. Final acceptance of the unit, pursuant to the contract, requires CIISA to successfully conclude performance tests and deliver related documentation.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Construction Backlog

A reconciliation of backlog representing executed construction contracts at December 31, 2006, 2005 and 2004 is as follows:

	Construction Segment
	Civil		Industrial		Rodio-Kronsa		Total

Balance at January 1, 2004	Ps.	8,361,219	Ps.	4,482,370	Ps.	385,712	Ps.	13,229,301
Less: restatement of beginning balance		(359,287)		(192,610)		(16,574)		(568,471)

Nominal balance		8,001,932		4,289,760		369,138		12,660,830
New contracts and changes 2004		3,416,749		15,456,781		2,901,843		21,775,373
Less: construction revenue earned 2004		(4,764,451)		(4,818,475)		(2,543,869)		(12,126,795)

Balance at December 31, 2004		6,654,230		14,928,066		727,112		22,309,408
Less: restatement of beginning balance		(285,937)		(641,468)		(31,244)		(958,649)

Nominal balance		6,368,293		14,286,598		695,868		21,350,759
New contracts and changes 2005		5,567,052		2,496,822		2,580,317		10,644,191
Less: construction revenue earned 2005		(7,359,863)		(7,891,216)		(2,436,076)		(17,687,155)

Balance at December 31, 2005		4,575,482		8,892,204		840,109		14,307,795
Less: restatement of beginning balance		(196,611)		(382,104)		(36,100)		(614,815)

Nominal balance		4,378,871		8,510,100		804,009		13,692,980
New contracts and changes 2006		8,307,968		3,934,170		1,092,544		13,334,682
Less: construction revenue earned 2006		(8,676,749)		(7,535,959)		(1,559,068)		(17,771,776)

Balance at December 31, 2006	Ps.	4,010,090	Ps.	4,908,311	Ps.	337,485	Ps.	9,255,886

From January 1 to March 23, 2007, the Company entered into contracts totaling Ps.149,153 in Civil Construction and Ps.3,380,104 in Industrial Construction.

9.	Other Receivables

Other receivables consist of the following:

	December 31,
	2006		2005

Notes receivable from related parties	Ps.	237,262	Ps.	66,758
Recoverable income and value-added taxes		379,699		165,932
Notes receivable		—		12,086
Sale of investment in shares and other		14,084		27,374
Guarantee deposits		193,584		143,676
Other		199,049		298,310

	Ps.	1,023,678	Ps.	714,136

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Inventories

Inventories consist of the following:

	December 31,
	2006		2005

Work in-process	Ps.	—	Ps.	460
Materials, spare parts and other(1)		526,556		437,446

	Ps.	526,556	Ps.	437,906

(1)	Net of allowance for obsolete inventory of Ps.75,002 and Ps.55,743 in 2006 and 2005, respectively.

11.	Real Estate Inventories

Real estate inventories consist of the following:

	December 31,
	2006		2005

a. Current:
Land held for investment and future development	Ps.	3,822	Ps.	7,700
Land under development		1,016,095		833,183
Real estate held for sale		494		17,689

	Ps.	1,020,411	Ps.	858,572

b. Non-current:
Land held for investment and future development	Ps.	670,024	Ps.	102,612

12.	Investment in Concessions

a) Investment in concessions consists of the following:

		Ownership
	Date of	Percentage		Balance as of December 31,
Description of Project	Concession Agreement	2006	2005	2006		2005

Grupo Aeroportuario Centro Norte	November 1998	48.5%	47.2%	Ps.	4,423,453	Ps.	4,586,351
Corredor Sur, in Panama	August 1996	100%	100%		2,133,436		2,235,807
Acapulco Tunnel	May 1994	100%	100%		662,082		688,714
Treatment plant	September 1998	100%	100%		236,274		254,533
Irapuato — La Piedad	August 2005	100%	100%		467,849		14,836
Querétaro — Irapuato	June 2006	100%	100%		13,887		—

				Ps.	7,936,981	Ps.	7,780,241

b) Rights to use airport facilities and airport concessions held by GACN

As discussed in Note 1, as of December 31, 2005, the Company consolidated GACN’s balance sheet and beginning January 1, 2006, the Company consolidated GACN’s results of operations. As of January 1, 2003, the total cost paid by GACN to obtain the airport concessions from the Mexican government was proportionately assigned to rights to use airport facilities, which represent the cost of the fixed assets at the airports, based on the net replacement value of such assets, as determined by an independent appraiser. The remaining

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

acquisition price, after allocation to such assets, was recorded as airport concessions. ICA’s investment in these rights and airport concessions is as detailed below:

	December 31,
	2006		2005

Net acquisition cost	Ps.	4,423,453	Ps.	4,586,351

Assigned to:
Rights to use airport facilities
Runways, taxiways, aprons	Ps.	1,473,489	Ps.	1,479,676
Buildings		966,465		970,521
Infrastructure work		337,257		338,673
Land		1,969,417		1,977,680

		4,746,628		4,766,550
Accumulated depreciation		(769,879)		(651,325)

		3,976,749		4,115,225
Airport concessions		566,601		574,327
Accumulated amortization		(119,897)		(103,201)

	Ps.	4,423,453	Ps.	4,586,351

c) Highways and tunnel

	December 31,
	2006		2005

Construction cost	Ps.	4,427,189	Ps.	4,458,831
Total financing cost		272,448		275,244
Amortization		(827,880)		(728,504)
Allowance for impairment		(1,076,238)		(1,081,049)
Construction in-process		481,735		14,835

	Ps.	3,277,254	Ps.	2,939,357

d) Treatment plant

	December 31,
	2006		2005

Projects completed and in operation:
Construction cost	Ps.	309,735	Ps.	311,120
Amortization		(73,461)		(56,587)

		236,274		254,533

Total	Ps.	7,936,981	Ps.	7,780,241

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

e) A description of the Company’s primary concessions is provided as follows:

Airport concessions and rights to use airport facilities

Each airport concession agreement contains the following terms and basic conditions:

•	The concessionaire has the right to manage, operate, maintain and use the airport facilities and carry out any construction, improvements, or maintenance of facilities in accordance with its Master Development Program (“MDP”), and to provide airport, complementary and commercial services. The MDP must be updated every five years.

•	The concessionaire will use the airport facilities only for the purposes specified in the concession, will provide services in conformity with the law and applicable regulations, and will be subject to inspections by the SCT.

•	The concessionaire must pay a tax for the use of the concession assets (currently 5% of the concessionaire’s annual gross revenues derived from the use of public property), in conformity with the Mexican Federal Duties Law. For the years ended December 31, 2006, 2005 and 2004 such payment was Ps.81,569, Ps.70,307 and Ps.60,863, respectively.

•	At the time the concessions were granted, the concessionaire assumed the rights and obligations derived from airport-related agreements between Aeropuertos Servicios Auxiliares (“ASA”) and third parties.

•	ASA has the exclusive right to supply fuel for consumption at the airport.

•	The concessionaire must grant free access to specific airport areas to certain Mexican government agencies (such as customs and immigration) so that they may carry out their activities within the airport.

•	According to Article 27 of the Mexican General Law on Airports, the concession may be revoked if the concessionaire breaches any of the obligations established therein or falls under any of the causes for revocation referred to in Article 26 of law and in the concession agreement. The breach of certain concession terms may be cause for revocation if the SCT has applied sanctions in three different instances with respect to the same concession term.

•	The SCT may modify concession terms and conditions that regulate the Company’s operations.

•	The concession may be renewed in one or more instances for terms not to exceed 50 additional years.

Corredor Sur

In August 1996, the Panamanian Ministry of Public Works (“MOP”) formally awarded to ICA Panama, S.A. (“ICA Panama”) one of the Company’s subsidiaries, a concession for the construction, operation and maintenance of the Corredor Sur Highway, which extends for a distance of 19.5 kilometers. The term of the concession is for 30 years from the commencement of operations or the date on which the amount of the concession plus the agreed-upon return on investment is fully recovered, whichever is sooner. The Company concluded the first and last stage of the highway in August 1999 and February 2000, respectively.

A summary of the principal conditions of the concession and primary obligations of the concessionaire are outlined below:

•	MOP shall not offer any subsidies or additional revenues to the concessionaire during or after construction for events of force majeure.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	The concessionaire shall build the necessary improvements and equip an airport located in Albrook, Panama for no more than U.S.$10 million. On December 31, 1999, the Company delivered all of the required equipment and facilities for the Albrook Airport.

•	As part of the concession cost, the concessionaire assumes liability for any payments or indemnifications that MOP has to make for the acquisition or expropriation of privately owned real estate that is necessary for the execution of the concession. The Company’s liability derived from such payments shall not exceed U.S.$17.8 million. The cost of indemnifications amounted to U.S.$27.7 million; therefore, in accordance with the concession agreement, the remaining U.S.$9.9 million is included as part of the concession investment and will be recovered by means of rights granted to fill up, develop and sell marine beds in the area between the Atlalpa convention center and the old Marco A. South Gelabert Airport or another equivalent location.

•	Under the terms of the original concession agreement the concessionaire received from MOP approximately 29.5 hectares of land and, as partial payment, the rights to fill 35 hectares of marine bed as well as the right to supply, develop and commercialize such marine beds during the concession period. The concessionaire was also granted the right to fill additional marine beds, under certain circumstances. At December 31, 2006 and 2005, the Company still has pending rights to receive 11.6 hectares of the original 35 hectares marine beds or other equivalent rights.

•	For the first three years after commencement of the concession’s operations, the concessionaire is authorized to adjust the toll rates in conjunction with the NCPI or when the NCPI is increased by 5% or more. In the fourth year and until the ninth year of operation, the concessionaire is authorized to increase toll rates by 25% on an annual basis. After the ninth year of the concession’s operation and within three months of the beginning of each fiscal year, the concessionaire is entitled to adjust the toll rates if it is proven that the toll revenues will be insufficient to obtain the return on investment originally projected in the concession.

•	If the market conditions do not allow for toll rate adjustments, the Ministry of Public Works guarantees, according to the concession agreement, that the concessionaire will recover its investment and the accorded yield by extending the term of the concession for the period necessary to ensure the recovery of such investment.

•	Ten years before the concession’s maturity date, the concessionaire shall submit a bond that guarantees the return of the highway in its original condition.

•	Upon expiration of the concession, the works shall be returned to the Ministry of Public Works, free of any costs and liens and with the same level of service as when the highway was originally constructed.

Toll revenues provided by this concession guarantee certain of the Company’s indebtedness (see Note 18.a).

All the costs incurred in the construction of the Corredor Sur highway were capitalized. The value of the land granted by the government of Panama is deducted as a recovery of the cost of the investment. The land value was determined based on appraisals performed by recognized independent appraisal firms.

During the construction phase of the Corredor Sur, certain modifications to the original project were proposed by ICA Panama. As a result, on July 14, 2004, the Center of Conciliation and Arbitration of Panama issued a decision in which it granted to the Company the right to receive in cash the equivalent of U.S.$25.2 million, comprised of additional costs of U.S.$17.1 million and financial costs that, to the date of the decision, amounted to U.S.$8.1 million.

On December 30, 2005, ICA Panama received a payment from the government of Panama consisting of a government bond for U.S.$28.8 million, with maturity in 2015 and a 7% interest rate, payable biannually. At

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2005, the Company classified this bond as available — for-sale and included it in short-term cash and cash equivalents. On January 31, 2006, the bond was sold at 101% of its face value.

Acapulco Tunnel

On May 20, 1994, the Government of the State of Guerrero (the “State Government”) granted, to one of the Company’s subsidiaries, a 25-year concession for the construction, operation and maintenance of a 2.947 kilometer tunnel connecting Acapulco and Las Cruces. The concession term started in June 1994.

A summary of the principal conditions of the concession and primary obligations of the concessionaire are outlined below:

•	The concessionaire cannot assign or encumber part or all of the rights derived from the concession without the prior authorization of the State Government, except for the toll collection rights, which can become part of a trust.

•	The State Government has the right to deregulate the concession following the procedures provided by law.

•	The State Government may, at any time, terminate the concession term, so long as the concessionaire has recovered its total investment at the rate contained in the concession’s financial projections determined with the definitive amount of the investment and the financing cost. Upon expiration of the concession, the concession assets shall be returned to the State Government, free of any costs, liens, and in good conditions.

•	The concessionaire shall perform the tunnel construction, in accordance with the technical project approved by the State Government. The State Government shall verify the construction standards, terms, opening to vehicle traffic, and the preservation and reconstruction works, in accordance with the standards issued by the State Government.

•	The concessionaire is authorized to adjust the toll rates every six months in accordance with the NCPI, or sooner if such index is increased by 5% or more.

On November 25, 2002, the Congress of the State Government of Guerrero approved the extension of the concession term by 15 years because the actual volume of usage was lower than the amount foreseen by the terms of the concession agreement.

Toll revenues provided by this concession guarantee certain of the Company’s indebtedness (see Note 18a).

Irapuato — La Piedad

In August 2005, the SCT granted the Company a 20-year concession and service contract for the upgrading, operation, conservation and maintenance of the highway between Irapuato and La Piedad in the state of Guanajuato, covering a length of 74.3 km under the Service Provision Project (“PPS”) program. The amount the Company expects to invest is approximately Ps. 735 million. Under the PPS program, such investment will be recovered through quarterly collections comprising: (1) a payment by the SCT for keeping the concessioned route available for its use; and (2) a payment by the SCT for which the amount is based upon the number of vehicles using the concessioned route in accordance with the established tariff. The modernization work must be finished by July 2007 to begin the operation, preservation and maintenance of the concessioned route. At the end of the concession, the assets subject thereto will revert to the Mexican government.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Querétaro — Irapuato

In June 2006, the SCT granted a 20-year concession and services agreement to upgrade, extend and conserve the toll-free Querétaro-Irapuato highway in the states of Querétaro and Guanajuato. A total of 93 km of the 108 km will be upgraded under the PPS program and will be toll-free. The total project value is Ps.1,465 million, which includes Ps.1,172 million for engineering, procurement and construction of the sections to be modernized and extended. The remaining investment amount includes financing, maintenance and operation during the modernization stage.

This investment will be recovered through quarterly payments comprising: (1) the availability payment received from the SCT; and (2) the payment received from the SCT based on the number of vehicles using the concessioned highway according to the defined tariff. Modernization and extension work must be concluded in October 2009. Following the conclusion of this concession, the assets under the Querétaro-Irapuato concession will revert to the Mexican government.

During 2004, the Company performed impairment analyses on its investments in concessions and other long-lived assets in conformity with Bulletin C-15, considering the usage value or sale price in the event of a formal acquisition offer. The Company recorded a net impairment loss for accounting purposes of Ps.57,033, which is included in the consolidated statement of operations under the caption other expenses, net. No impairments were recognized in 2005 or 2006.

13.	Investment in Affiliated Companies

a) A summary of the investments accounted for by the equity method is as follows:

				Investment Balance
	Ownership Percentage			As of December 31,
	2006	2005	Type of Business	2006		2005
	%	%

Proactiva Medio Ambiente México, S.A. de C.V. (formerly Consorcio Internacional de Medio Ambiente, S.A. de C.V. and Subsidiaries)	10.0	10.0	Municipal Services Concession		70,516		67,136
Consorcio Dragados-ICA-Vialpa (DRAVICA)	49.9	49.9	Construction		24,432		67,510
Holding Dicomex, S.A. de C V	50.0	50.0	Construction		1,371		52,746
Autopistas Concesionadas del Altiplano, S.A. de C.V.	19.38	19.0	Construction		28,110		31,019
Los Portales, S.A.	18.06	20.0	Real Estate		33,949		28,371
Reinsurance, DG(1)	100.0	100.0	Insurance		10,922		11,025
Autopista Concesionada de Venezuela, C.A. Aucoven(1)	100.0	100.0	Concession		53,664		49,472
Other					37,727		70,589

				Ps.	260,691	Ps.	377,868

(1)	This entity is not included in the consolidation regime because its transactions are immaterial.

b) A summary of the Company’s principal investments is as follows:

Proactiva Medio Ambiente México, S. A. de C. V.  (formerly Consorcio Internacional de Medio Ambiente, S.A. de C.V.) (“PMA México”) is a consortium comprised of Constructoras ICA, S.A. de C.V. (“CICASA”) and Proactiva Medio Ambiente Mexico, S.A. (“Proactiva”). PMA México’s principal activities

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

are the operation of water supply distribution, treatment and management systems, as well as the disposal of solid waste to landfill sites, through concessions granted by governmental organizations. In December 2004, CICASA executed a purchase-sale agreement for its 40% equity in PMA México for U.S. $27.4 million, pending authorization from the Federal Antitrust Commission (the “COFECO”). The authorization was obtained from COFECO on February 11, 2005, the sale was considered as performed on that date, generating a gain of Ps.56,000, which is presented under the caption other (income) expenses in the 2005 consolidated statement of operations.

Consorcio Dragados ICA Vialpa (“DRAVICA”), is a consortium comprised of ICASA and Dragados y Construcciones, S.A. (“DRACSA”)(each of which owns 49.9%) and Constructora Vialpa, S. A., (which owns 0.2%). The consortium was formed for the construction of the machine room, concrete dams, spillway, and the mounting of auxiliary electromechanical equipment of the Hydroelectric Power Station of the Caruachi Project, located in Venezuela.

The Consortium has concluded the work requested by EDELCA and is presently engaged in recovering its assets and settling its liabilities.

c) Summary combined financial information for affiliated companies for which the Company uses the equity method of accounting is shown below on a 100% basis:

Balance Sheet Data:

	Millions of U.S.
	dollars
	(Convenience
	Translation
	Note 2)	December 31,
	December 31, 2006	2006		2005

Current assets	$117	Ps.	1,260,278	Ps.	1,263,617
Non-current assets	135		1,456,841		1,440,655
Current liabilities	(84)		(908,392)		(635,837)
Non-current liabilities	(56)		(600,628)		(728,480)
Stockholders’ equity	(112)		(1,208,099)		(1,339,955)

At December 31, 2006 and 2005, the Company’s consolidated retained earnings include undistributed earnings of the above equity investees of Ps.(135,970) and Ps.114,127, respectively. The Company’s net investment in affiliated companies at December 31, 2006 and 2005 also includes Ps.6,960 and Ps.7,143 of the Company’s proportionate share of other comprehensive income of such equity investees.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Millions of
	U.S. dollars
	(Convenience
	Translation)
	December 31,	December 31,
	2006	2006		2005		2004
Revenues	$111	Ps.	1,199,526	Ps.	1,575,271	Ps.	2,042,464
Operating income	19		204,651		263,170		569,231
Net income	12		124,929		190,455		433,011

14.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
	2006		2005

Land	Ps.	190,944	Ps.	174,747
Buildings		431,330		494,048
Machinery and operating equipment		1,843,220		2,170,606
Furniture, office equipment and vehicles		571,003		648,142
Accumulated depreciation		(1,954,474)		(2,127,107)

		1,082,023		1,360,436

Improvements in concessions		1,742,441		1,297,807
Accumulated amortization		(293,137)		(187,965)

		2,531,327		2,470,278
Machinery and equipment under lease		84,714		—
Accumulated depreciation		(7,857)		—

		76,857		—

Construction in-process in concessions		147,476		188,762
Other construction in-process		70,415		3,278

	Ps.	2,826,075	Ps.	2,662,318

During 2006, GACN modified the rates used to determine the depreciation of runway surfaces, taxiways and platforms, by considering an estimated useful life of eight years for these assets, which is equivalent to an annual amortization of 12.5%. Through 2005, the amortization rate used by GACN was 5%. The change in estimate occurred based on technical studies carried out by GACN. Such studies identified that the runway surfaces were wearing out more quickly than originally estimated, principally as a result of increased traffic over original estimates; changes in original estimates of other factors including but not limited to higher temperatures, increased rainfall, humidity and a different mix of the size of aircraft utilizing the runways than previously estimated also contributed to the change in estimate, though in a less significant manner. Based on the aforementioned factors, runways must be routinely resurfaced to keep them in optimum operating conditions. GACN noted that it was resurfacing its runways much earlier than anticipated, for which reason it carried out the technical studies and changed the estimated lives of the runway surfaces.

The effect derived from the change of the useful life of assets, net of income tax, for the year ended December 31, 2006, was Ps.21,465 (Ps. 0.053 per share). A charge of Ps.30,233 was applied to results for this change and recorded in depreciation and amortization.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Notes Payable

Notes payable consist of the following:

	December 31,
	2006		2005

Notes payable to banks denominated in Mexican pesos(1)	Ps.	722,867	Ps.	128,243
Notes payable to banks
denominated in U.S. dollars		619,848		292,332
Other denominations (mainly Euros)		102,613		75,622

	Ps.	1,445,328	Ps.	496,197

As of December 31, 2006 and 2005, approximately Ps.278,020 and Ps.127,700, respectively, of the notes payable were used to finance low-income housing projects.

The notes payable to banks are unsecured, short-term notes with weighted average variable interest rates of 9.4% and 7.6% in 2006 and 11.7% and 6.9% in 2005, for notes denominated in Mexican pesos and U.S. dollars, respectively.

(1) Includes Ps.96,611 and Ps.27,320 of accrued interest as of December 31, 2006 and 2005, respectively.

16.	Other Current Liabilities

Other current liabilities consist of the following:

	December 31,
	2006		2005

Accrual for operating expenses	Ps.	1,184,262	Ps.	1,098,920
Services and other		214,725		179,389
Accounts payable due to related parties		246,051		164,772
Freight carriers and subcontractors		347,413		394,237
Taxes other than income tax		267,292		221,764

	Ps.	2,259,743	Ps.	2,059,082

17.	Provisions

The composition and changes of current provisions is as follows:

a) Current:

				Provision
	December 31,			Used and					Inflationary		December 31,
	2005			Transfers	Additions		Reversals		Effects		2006

Provision for:
Estimated contract losses	Ps.	1,884	Ps.	(575)	Ps.	—	Ps.	(1,228)	Ps.	(81)	Ps.	—
Costs expected to be incurred at the end of the project		147,621		(25,086)		96,925		(25,900)		(6,343)		187,217
Claims		82,550		(4,690)		15,972		(25,620)		(3,547)		64,665
Contingencies and warranty reserves for construction contracts		537,266		(16,708)		150,576		(213,002)		(23,087)		435,045

	Ps.	769,321	Ps.	(47,059)	Ps.	263,473	Ps.	(265,750)	Ps.	(33,058))	Ps.	686,927

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

					Provision
	December 31,				Used and				Inflationary		December 31,
	2004		Additions		Transfers		Reversals		Effects		2005

Current provisions	Ps.	667,238	Ps.	258,381	Ps.	(136,909)	Ps.	(18,388)	Ps.	(1,001)	Ps.	769,321

					Provision
	December 31,				Used and				Inflationary		December 31,
	2003		Additions		Transfers		Reversals		Effects		2004

Current provisions	Ps.	752,522	Ps.	69,376	Ps.	(128,231)	Ps.	—	Ps.	(26,429)	Ps.	667,238

b) Other long-term:

Other long-term liabilities include labor liabilities as of December 31, 2006 and 2005 of Ps.519,686 and Ps.160,844, respectively as well as the following provisions:

					Provision
	December 31,				Used and		Inflationary		December 31,
	2005		Additions		Transfers		Effects		2006

Contingencies and warranty reserves for construction contracts	Ps.	578,726	Ps.	29,790	Ps.	(487,508)	Ps.	(24,869)	Ps.	96,139

					Provision
	December 31,				Used and		Inflationary		December 31,
	2004		Additions		Transfers		Effects		2005

Contingencies and warranty reserves for construction contracts	Ps.	281,886	Ps.	320,534	Ps.	(23,271)	Ps.	(423)	Ps.	578,726

					Provision
	December 31,				Used and		Inflationary		December 31,
	2003		Additions		Transfers		Effects		2004

Contingencies and warranty reserves for construction contracts	Ps.	88,869	Ps.	213,098	Ps.	(16,960)	Ps.	(3,121)	Ps.	281,886

The Company’s industry requires projects to be executed with particular specifications and guarantees, thus obligating the Company to create guarantee and contingency reserves that are reviewed and adjusted during project execution and until or after the conclusion of each specific project.

Additions, uses, transfers and reversals shown in the preceding table represent adjustments to the guarantee and contingency reserves derived from the aforementioned reviews, together with any adjustments derived from the expiration of guarantee and contingency reserves.

18.	Long-Term Debt

a. Long-term debt consists of the following:

	December, 31
	2006		2005

Payable in U.S. dollars:
Secured bond (secured by toll collections), with a fixed annual interest rate of 6.95% and maturity in 2025, to refinance the debt contracted for Corredor Sur, which is guaranteed by toll revenues	Ps.	1,623,471	Ps.	1,672,617

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December, 31
	2006		2005

Loan maturing in September 2008 at the London Interbank Offer rate (“LIBOR”) plus 3.60% (8.97% and 6.97% at December 31, 2006 and 2005, respectively), collateralized by the shares of SISSA Coahuila, S.A. de C.V., a subsidiary of the Company and by the related project revenues		52,488		81,385
Loan guaranteed by 36% of the shares of GACN, collection rights from dividends and loans paid by SETA and the reimbursement of capital contributions at the LIBOR rate plus 2.35% (7.72% and 7.05% at December 31, 2006 and 2005), with maturity in June 2007(1)		1,995,606		1,393,474
Other		42,970		110,842
Payable in Mexican pesos:
Securitization certificates issued through Túneles Concesionados de Acapulco, which are guaranteed by the collection rights and tolls generated by the Acapulco Tunnel (the Tunnel), for a 17-year period at the Equilibrium Interbank Interest Rate (“TIIE”) plus 2.95%, which was set at 10.41% and 13.16% at December 31, 2006 and 2005 respectively. Principal and interest will be paid on a semiannual basis commencing June 2008, with a three-year grace period for principal and a prepayment option as of the ninth anniversary of issuance		800,694		836,463
Simple credit granted for the modernization and extension of the highway of the Irapuato — La Piedad concession, with maturity in November 2019; at the TIIE plus 2.5% (9.8% as of December 31, 2006)		358,996		—
Other		—		1,114

		4,875,225		4,095,895
Current portion of long-term debt(2)		89,076		42,339

	Ps.	4,785,149	Ps.	4,053,556

The current portion of long-term debt is as follows:

	2006	2005

Current portion of long-term debt for the construction of the hydroelectric plant (included interest of Ps.12,905)	Ps. 4,667,125	Ps.—
Current portion of other long-term debt(2)	89,076	42,339

	Ps.4,756,201	Ps.42,339

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The scheduled maturities of long-term debt as of December 31, 2006 is as follows:

Year Ending
December 31,

2008	Ps.	91,584
2009		71,149
2010		96,270
2011		118,171
2012 and thereafter		4,407,975

	Ps.	4,785,149

Long-term debt and other agreements of the Company’s subsidiaries provide for various covenants that restrict the ability of certain subsidiaries of the Company to incur additional indebtedness and capital lease obligations, issue guarantees, sell fixed and other non-current assets and make capital distributions to the Company, as well as require compliance with certain other financial ratios. These financial ratios include: the ratio of total liabilities to equity; the ratio of current assets to current liabilities; the ratio of current assets less affiliated accounts receivable to current liabilities; and the ratio of operating earnings plus depreciation to net financing expenses. For the year ended December 31, 2006 the Company and its subsidiaries were in compliance with such covenants.

(1) In June 2007, Aeroinvest entered into agreements to refinance its loan of U.S.$180 million (as of December 31, 2006). The refinancing consists of the issuance of the following series of notes by a Mexican trust, payable in U.S. dollars: (i) Ps.2,125,000,000 aggregate principal amount of Series 2007-1 Class A Notes due 2017, (ii) Ps.325,000,000 aggregate principal amount of Series 2007-1 Class B Notes due 2017, and (iii) Ps.355,000,000 aggregate principal amount of Series 2007-1 Class C Notes due 2017.

(2) The current portion of other long-term debt includes Ps.63,178 and Ps.13,255 of accrued interest as of December 31, 2006 and 2005, respectively.

b. Long-term debt for the construction of the hydroelectric plant.

On March 5, 2004, CIISA obtained financing of U.S.$682.4 million for the El Cajón hydroelectric project, which is comprised of a U.S. $452.4 million syndicated loan and a U.S.$230 million fixed rate bond (Ps.2,488,715 and Ps.2,559,483 as of December 31, 2006 and 2005,respectively). The syndicated loan bears interest at a rate of LIBOR BBA (published by British Bank Association) plus 3% (8.51% and 7.1% as of December 31, 2006 and 2005) and matures in August 2007. As of December 31, 2006 and 2005, the syndicated loan amount used was U.S.$430.2 million and U.S.$343.7 million (Ps.4,667,125 and Ps.3,824,157 as of December 31, 2006 and 2005, respectively). The El Cajon bond bears interest at an annual 6.5% rate and matures in May 2008. The financing is guaranteed by mainly with the rights of collection of the construction contract.

In March 2004, the Company contracted a derivative that establishes a maximum rate of 3% of the one-month U.S. dollar LIBOR published by the British Bank Association which differs from LIBOR applicable to the syndicated loan. The operation represents an economic hedge; however, as it does not meet all hedge requirements for accounting purposes, it was classified as a trading hedge. As of December 31, 2006, the notional amount of the derivative was U.S.$102.2 million and covers 100% of the syndicated loan; the fair value of this derivative was U.S.$1.4 million and represents the present estimated value of future cash flows to the Company. The changes in the fair value of this derivative are recorded in results of the year.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Foreign Currency Balances and Transactions

a. The monetary position in foreign currencies of the Company’s Mexican subsidiaries is as follows:

	December 31,
	2006			2005
	Foreign			Foreign
	Currency	Mexican Peso		Currency	Mexican Peso
Currency	Balances	Equivalent		Balances	Equivalent
	(thousands)			(thousands)

U.S. dollars:
Assets	$943,127	Ps.	10,139,083	$1,082,260	Ps.	11,471,957
Liabilities	(1,080,996)		(11,696,915)	(921,755)		(9,816,687)

Net (liability) asset position	$(137,869)	Ps.	(1,557,832)	$160,505	Ps.	1,655,270

b. The nonmonetary assets purchased in foreign currencies by the Company’s Mexican subsidiaries are as follows:

	December 31,
	2006			2005
	Foreign			Foreign
	Currency	Mexican Peso		Currency	Mexican Peso
	Balances	Equivalent		Balances	Equivalent
	(thousands			(thousands
	of U.S. Dollars)			of U.S. Dollars)

Machinery and equipment	$30,516	Ps.	328,062	$20,949	Ps.	222,059
Inventories	5,750		61,813	8,410		89,149

c. Condensed financial information of foreign subsidiaries expressed in thousands of U.S. dollars is as follows:

	December 31,
	2006	2005

Current assets	$159,263	$184,371
Fixed assets	216,107	237,543
Total liabilities	(294,648)	(308,035)

Net assets	$80,722	$113,879

d. Transactions in thousands of U.S. dollars are as follows:

	Year Ended
	December 31,
	2006	2005

Exports	$16,104	$29,614
Interest expense	51,222	29,535
Purchases	97,908	78,739

e. Pertinent exchange rate information at the date of the financial statements is as follows:

	December 31,
	2006				2005
U.S. dollar currency exchange	Buy		Sell		Buy		Sell

Interbank rate	Ps.	10.75	Ps.	10.8205	Ps.	10.60	Ps.	10.65

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

f. As of March 23, 2006, the interbank buy and sell exchange rates were Ps.10.9998 and Ps.11.0248, respectively.

20.	Income Tax, Asset Tax and Statutory Employee Profit Sharing

a. Since 1989, ICA has determined income tax and asset tax on a consolidated basis with its subsidiaries.

b. The income tax provision is determined by considering the unconsolidated portion of minority interest, and equity held by subsidiaries, together with consolidated tax. Consolidated equity considered for income tax purposes is the proportion held by ICA of the voting stock of its subsidiaries, based on the daily average of the year multiplied by the factor of 60% until December 31, 2004 and 100% beginning January 1, 2005.

c. Asset tax is determined based on minority interest plus the related consolidated tax, considering the proportion of ICA’s daily average equity in its subsidiaries over the year. Beginning January 1, 2007, the asset tax will be calculated based on 1.25% of the value of assets for the year, without deducting any liabilities.

The provisional income tax and asset tax payments of the holding company and its subsidiaries are determined independently of the tax consolidation regime. The unconsolidated portion of provisional tax payments is directly paid to the Mexican tax authorities, while the consolidated portion is sent to the holding company.

d. Income tax and statutory employee profit sharing expense are as follows:

	Year Ended December 31,
	2006		2005		2004

Income tax expense
Current	Ps.	230,582	Ps.	92,987	Ps.	97,684
Deferred		464,680		111,024		58,074
Change in statutory tax rate		—		47,711		88,472
Change in valuation allowance		(313,698)		108,323		289,423

	Ps.	381,564	Ps.	360,045	Ps.	533,653

	Year Ended December 31,
	2006		2005		2004

Employee statutory profit sharing Expense (benefit):
Current	Ps.	98,550	Ps.	83,697	Ps.	62,469
Deferred		42,876		16,040		(33,322)

	Ps.	141,426	Ps.	99,737	Ps.	29,147

e. The corporate income tax rate applicable to the Company was 29%, 30% and 33% in 2006, 2005 and 2004, respectively. The corporate income tax rate will decrease to 28% in 2007 and thereafter. Reconciliation

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the statutory income tax rate and the effective income tax rate as a percentage of net income before provisions for 2006, 2005 and 2004 is as follows:

	Year Ended December 31,
	2006	2005	2004
	%	%	%

Statutory rate	29.00	30.00	33.00
Foreign subsidiaries net operating results	(4.60)	0.58	(32.34)
Inflationary and monetary fluctuation effects	5.49	2.60	9.09
Change in statutory rates	—	4.18	16.30
Tax consolidation effects	18.95	(6.40)	17.59
Other	(2.10)	(3.69)	1.35

	46.74	22.07	44.99
Change in valuation allowance	(21.09)	9.50	53.31

Effective rate	25.65	31.57	98.30

f. In accordance with Mexican tax law, tax losses restated by the NCPI may be carried forward for a period of ten years, from the year after they were generated.

The amount of the Company’s consolidated asset tax credits and consolidated tax loss carryforwards and expiration dates as of December 31, 2006, are as follows:

Year of	Asset tax		Tax loss
Expirations	credits		carry forwards

2007	Ps.	254,318	Ps.	—
2009		455,801		—
2010		411,043		178,707
2011		334,996		665,516
2012		229,620		321,607
2013		198,437		—
2014		146,996		987,714
2015		100,723		—
2016		100,171		1,010,571

	Ps.	2,232,105	Ps.	3,164,115

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

g. The main items comprising the asset (liability) balance of deferred income taxes and deferred statutory employee profit sharing at December 31, 2006 and 2005 are as follows:

	December 31,
	2006		2005

Liabilities:
Costs and estimated earnings in excess of billings on uncompleted contracts and other	Ps.	(2,220,667)	Ps.	(1,778,400)
Inventories		(12,318)		(48,908)
Real estate inventories		(98,464)		(45,986)
Property, plant and equipment		(155,860)		(122,280)
Intangible assets from labor obligations		(91,661)		—
Investment in concessions		(1,134,729)		(1,255,771)

		(3,713,699)		(3,251,345)

Assets:
Accrued expenses and reserves		579,390		454,558
Advances from customers		475,168		563,287

		1,054,558		1,017,845

Deferred income tax liabilities		(2,659,141)		(2,233,500)
Tax loss carryforwards in consolidated tax reporting		885,952		810,975
Tax loss carryforwards in nonconsolidated tax reporting		1,947,759		2,090,479
Asset tax		2,232,105		2,124,923

Total net deferred tax asset		2,406,675		2,792,877
Valuation allowance		(2,406,675)		(2,720,393)

Net deferred tax asset	Ps.	—	Ps.	72,484

Net statutory employee profit-sharing	Ps.	(78,823)	Ps.	(39,175)

As of December 31, 2006 and 2005, a valuation allowance of Ps.2,406,675 and Ps.2,720,393 respectively, had been recognized. At December 31, 2005, the Company applied consolidated IMPAC of $1,997,275 to the valuation allowance. Accordingly, for comparison purposes, the presentation used in 2005 was reclassified to that used in 2006. In determining this valuation allowance, the Company’s management considers the trend of historical tax results and the estimate of future taxable income; however, if circumstances differ from such estimates, the valuation allowance could be modified.

h. The balances of stockholders’ equity tax accounts at December 31, 2006 and 2005 are as follows:

	December 31,
	2006		2005

Contributed capital account	Ps.	17,994,658	Ps.	18,065,300
Net consolidated tax profit account		9,535,948		9,337,951

Total	Ps.	27,530,606	Ps.	27,403,251

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.	Commitments and Contingencies

a. At December 31, 2006 certain subsidiary companies are party to lawsuits incidental to their business, which the Company’s management believes will be resolved in favor of the Company or with an insignificant effect on financial position, results of operations and cash flows of the Company.

b. In January 2000, ICA presented an arbitration demand against the Institute for Urban Development of the Capital District of Bogota, Colombia (“IDU,” for its initials in Spanish), in which ICA claimed payment of works executed, additional costs and the termination and liquidation of the public works contract for the refurbishment of the Malla Vial street network in Bogota (the “Contract”), for contract breach by the IDU and because an economic disequilibria established in the Contract had occurred. In April 2002, the Arbitration Tribunal issued an arbitration award finalizing the process and ordering compensation for the claims by the parties. This arbitration award resulted in a net balance of U.S. $2.2 million in favor of the IDU and set forth the criteria for the termination of the Contract.

After the issuance of the arbitration award, and prior to it being executed, both the IDU and ICA made further formal reciprocal claims. The IDU brought a claim for liquidated damages for breach in the amount of approximately U.S. $4.7 million and made a claim against the bonding company for the return of the advance payment that had not yet been applied. ICA not only challenged these new claims by the IDU, it also demanded indemnification in the amount of U.S. $8.7 million as well as damages caused by the inability to execute public works in Colombia, payment due for various works executed, and interest and other expenses that were not included in the arbitration totaling U.S. $9.1 million. In December 2004, an administrative tribunal decreed the inclusion of all the causes of action initiated by ICA into one case. In February 2006, the administrative tribunal ruled in favor of the IDU with respect to its claim against the bonding company.

In September 2004, the IDU sought the judicial recognition of the original arbitration of U.S. $2.2 before a Judge in Mexico City, seeking to enforce payment of the award of U.S. $2.2 million, as well as interest costs and expenses. ICA responded to the filing by objecting to the ruling for the original arbitration award on the grounds that the arbitration procedure did not follow due process. ICA has filed for injunctive relief (the amparo) alleging lack of legal capacity by the IDU, during which time the judicial proceedings related to the recognition of the original arbitration award are suspended while the amparo is being resolved. In 2006,the District Judge issued a new judgment upholding the validity of the original arbitration award and again instructed ICA to pay the U.S. $2.2 million to IDU. Subsequently, ICA filed for injunctive relief against this judgment, arguing that the judge did not consider all the arguments ICA submitted, especially the fact that the arbitration proceeding did not comply with legal requirements. On February 13, 2007 the Ninth District Court of the Federal District issued its verdict, denying ICA the relief it sought. ICA will file a motion for review against this judgment. The writ for injunctive relief filed by the Company provided for a temporary payment suspension, which is still in effect. The Company has created a provision approximately Ps.75 million for this matter, representing the original U.S. $4.7 million plus U.S. $2.2 million in interest.

c. In 1994 Servicio Metropolitano, S.A. de C.V. (SERVIMET), presented a demand against the Company for non-compliance of contract. In September 2001, the court ruling ordered the Company to pay the contract plus additional costs. The Company’s legal team estimates this amount to be Ps.32 million. The Company has created a provision for such amount. SERVIMET has not presented a demand for payment or otherwise required judgment be paid. If it does, the Company intends to assert defenses in its favor.

d. The following contingencies exist for GACN: there is a lawsuit filed against the Ciudad Juárez Airport, challenging the assertion of the ownership of the land occupied by the airport, and, if change in ownership is not possible, seeking the payment of compensation for damages and lost profits. Payment sought is for a total of U.S. $120 million. At the date of these financial statements, a verdict has been issued whereby this lawsuit has been resolved and which instructs the airport to return the land, consequently declaring the payment claim invalid. However, the contingency remains in effect because an amparo claim was filed by

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

each party, and the outcomes of such claims have yet to be determined. If the verdict goes against the airport, it is believed that the adverse effects will be absorbed by the Mexican federal government, as established in the airport concession title.

On May 18, 2005, after a series of verdicts the Company received and challenged since 2002, a verdict was issued whereby Ciudad Juárez Airport was required to deliver an area of 240 hectares to the successor of Enrique Clay Creel. Correspondingly, the Mexican Airport and Auxiliary Services Agency and GACN were released from the economic claims to which they were subject.

The Ciudad Juárez Airport filed for injunctive relief against the above verdict by submitting several arguments. The first of these is a request for the intervention of the SCT. The importance of the SCT’s participation in this legal proceeding is based on its role as initial grantor of the Ciudad Juárez Airport concession, while the respective concession title only grants the legal capacity of concessionaire. On August 25, 2006, the First Civil Collegiate Court granted injunctive relief to Ciudad Juárez Airport, subsequently instructing the court of Appeals to issue a new verdict based on different evidence, while determining the need for the Federal Government to appear as the main defendant authority, as opposed to Ciudad Juárez Airport, which is only the concessionaire.

On November 8, 2006, the Civil Court issued a new ruling which, given the existence of joinder of defendants, overturned the main lawsuit, while maintaining the rights of the plaintiff to file the respective legal proceeding.

Administrative law enforcement proceedings are also currently underway against Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Reynosa, S.A. de C.V. and Aeropuerto de Zihuatanejo, S.A. de C.V., to settle tax liabilities for real estate property tax in the amounts of Ps.15,975, Ps.112,978 and Ps.10,029, respectively. In the case of the Aeropuerto de Chihuahua, S.A. de C.V., on February 20, 2005, a verdict was announced declaring the aforementioned liability as invalid, subject to such verdict becoming final and conclusive. On June 27, 2006, the municipality of Zihuatanejo issued a ruling that determined an additional liability amount of Ps.4,300 for real estate property tax for the period from 1996 to 2000. Such amount has been accrued in the accompanying financial statements.

e. Performance guarantees — In the normal course of business, the Company is required to secure construction obligations, mainly related to the completion of construction contracts or the quality of its work, by granting letters of credit or bonds. At December 31, 2006, the Company had granted such letters of credit and bonds to its customers for Ps.934,135 and U.S. $805 million, respectively.

In addition, the Company entered into a letter of credit of U.S. $32.2 million related to the construction and financing contract of the El Cajón hydroelectric plant. These amounts will decrease over time as the Company completes the projects and as the projects are accepted by customers.

Certain affiliated companies have requirements to guarantee their obligations and responsibilities under certain concession arrangements and construction contracts, for which bonds in the amount of U.S. $122.4 million have been entered into.

f. Leasing agreements — ICAFD has entered into a lease agreement for machinery and equipment, tools and related maintenance service for a 10-year period, which began in October 1998. The lease expense, which is calculated based on the usage of the machinery and equipment was Ps.190,993, Ps.143,772 and Ps.122,612, for 2006, 2005 and 2004, respectively. Such lease agreements do not stipulate a minimum usage requirement. In addition, beginning in 2002, ICAFD began leasing office space under a 15-year operating lease. Such lease agreement stipulates annual lease revenues of approximately U.S. $1.8 million.

During 2003, CIISA executed machinery and vehicle lease contracts for 1.5 and 4 year periods. The monthly rental is based on the number of hours that these assets are utilized. These leases are recorded as construction costs. In 2006, 2005 and 2004, rental expense was Ps.87,496, Ps.220,176 and Ps. 197,283,

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

respectively. Additionally, on December 26, 2006, the Company executed a machinery and equipment lease contract. This contract is for an obligatory four-year period, with a fixed monthly rent of Ps.4,996 and a fixed interest rate of 9.73%, with the following minimum annual payments:

Years	Amount

2007	Ps.	59,954
2008		59,954
2009		59,954
2010		59,954

g. The subsidiary GACN receives revenues from operating lease agreements. The contracts for these leases are based on either a monthly rental (which generally increases each year based on the monthly NCPI) or the greater of a monthly minimum guaranteed rent or a percentage of the monthly revenues.

At December 31, 2006, minimum future rentals are as follows:

Year	December 31,

2007	Ps.	209,602
2008		144,860
2009		71,013
2010		42,184
2011		28,882
2012 and thereafter		24,054

Total	Ps.	520,595

Minimum future rentals, which are generally increased each year according to the NCPI do not include contingent rentals related to increases derived from the NCPI or contingent rentals involving certain contracts that can be collected by GACN in excess of the minimum guaranteed rental based on the percentage of the monthly revenues obtained by the lessee. The revenues from contingent rentals recorded during the years ended December 31, 2006, 2005 and 2004, were Ps.55,442, Ps.59,246 and Ps.53,486, respectively.

GACN is obligated to make investments in and perform improvements to concessioned assets according to the five-year MDP established in the concession title. At December 31, 2006, the total amount allocated for investments in fixed assets and improvements to concessioned goods was Ps.2,068,052 (Ps.1,890,102 historical pesos of September 2004), which represents the investment to be made over the following five years according to the MDP. In the year ended December 31, 2006, GACN did not carry out the planned investment corresponding to the system for inspection of documented luggage, because the provision of this service had not been formally defined between GACN and the airlines. The amount of this investment is for Ps.476,299. The estimated amount of future investments under the MDP as of December 31, 2006, of Ps.1,821,172, assumes the investment in the documented luggage inspection system will be made in 2007.

Annual amounts are as follows:

Year	December 31,

2007	Ps.	1,049,122
2008		417,347
2009		257,185
2010		97,518

	Ps.	1,821,172

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the 12-month period ended December 31, 2006, GACN made investments and performed improvements for the amount of Ps.246,880, as established by the PMD.

22.	Stockholders’ Equity

a.  At December 31, 2006, the authorized common stock of the Company is Ps.5,711,947 (including treasury shares, in nominal pesos) with a single class of common stock without par value, comprised of the following:

	Shares	Amount

Subscribed and paid shares	405,177,479	Ps.	5,645,005
Shares held in treasury	10,095,366		66,942

	415,272,845	Ps.	5,711,947

The resolutions made at the Stockholders’ Extraordinary General Meeting on July 14, 2005 approved an amendment to the Company’s corporate bylaws to establish that, at the Ordinary General Meeting held at each year-end close, the financial information of the fiscal year in question be approved, and the Board of Directors must indicate the number of shares representing minimum fixed capital at the end of the business year. The Board of Directors proposed a decrease in the number of shares representing the Company’s minimum fixed capital from 47,084,366 to 34,390,991, which the shareholders approved. The result of the new average theoretical value derived from the consolidation regime was Ps.13.9778777566 for each subscribed and paid-in share. Consequently, the Company’s minimum fixed capital of Ps.480,713 is represented by 34,390,991 shares. Variable capital is unlimited.

b.  At the Stockholders’ Extraordinary General Meeting on July 14, 2005, the stockholders made the following resolutions: i) increase the Company’s variable capital by an amount equal to U.S. $230 million, while issuing up to 189,453,426 unsubscribed shares for placement on stock markets in Mexico and abroad; ii) the stockholders’ waiver of their right of first refusal to subscribe the new shares representing the capital increase was accepted, thus enabling the new shares to be issued according to the preceding resolution; and iii) a primary public offering of shares representing the approved capital increase.

At the Board of Directors’ meeting on November 7, 2005, different measures to ensure compliance with the resolutions taken by the Stockholders’ Extraordinary General Meeting of July 14, 2005, including the reduction of the total number of outstanding shares, without reducing overall common stock, by issuing one new share for every six shares outstanding, were approved. On December 13, 2005, the respective capital structure adjustments were recognized in the Company’s accounting records, through the following successive actions: (i) the cancellation of the 98,830,934 shares remaining from the public offering; (ii) the transfer of 166 treasury shares designated for the Option Plan to the Shares Plan to enable Company officers and employees to acquire shares, based on the options established for each beneficiary that were not included in the unsubscribed share exchange process; (iii) the adjustment of shares outstanding to 402,657,299 shares, representing authorized common stock, to replace every six outstanding shares with one new share; (iv) the subsequent cancellation and payment of 39 remaining outstanding shares for the amount of Ps 24.48 (pesos per share) (value quoted on the stock market at the close of transactions on December 9, 2005), with a charge to the share buyback reserve.

c.  At the Stockholders’ Ordinary General Meeting of November 17, 2003, the following resolutions were approved: i) increase variable capital by Ps.2,486,246, represented by 207,187,144 shares at no par value; ii) the cancellation of 11,956,101 shares deposited with the Company’s treasury that have not been subscribed and paid-in; and iii) the issuance 13,869,676 shares at no par value to comply with the following commitments:

(i) 8,717,919 shares set aside for the convertible subordinated debentures;

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(ii) 2,060,703 shares were set aside for the employee bonus plan; and

(iii) 3,091,054 shares were set aside for the stock option plan.

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

d.  At the Ordinary General Stockholders’ meeting held on April 16, 2004, the stockholders agreed to assign the 8,717,919 shares set aside for the convertible subordinated debenture to meet commitments under the Company’s employee stock option plan. The number of shares held in treasury assigned to meet the Company’s obligation under the employee bonus plan increased to 9,647,899. During 2006, 1,088,917 shares were issued to employees of ICA, thereby resulting in a balance in treasury shares at December 31, 2006 designated for the employee bonus plan of 8,558,982 shares

e.  At the Ordinary General Stockholders’ meetings held on April 6, 2006, April 21, 2005 and April 16, 2004, the stockholders approved the results of operations for the years ended December 31, 2005, 2004 and 2003, respectively.

f.  At the Ordinary General Stockholders’ meeting of March 31, 2000, the stockholders agreed to establish an employee stock option plan. 2,570,000 shares acquired under the Company’s stock repurchase plan were cancelled by reducing authorized variable capital by a nominal amount of Ps.17,041. Also, the shareholders agreed to cancel 21,340,513 shares issued in March 1992 by reducing variable capital by a nominal amount of Ps.141,508 and by declaring a variable capital increase of 5% of the total outstanding shares (5,151,757 shares representing an amount of Ps.37,218). This was done with the purpose of having a sufficient number of shares for the following two years, both for the purchase of shares under the new option plan and for the employee bonus plan approved in 1992, designed exclusively for ICA’s management. Both plans were approved under the Mexican Securities Market Law.

Based on the announcement made in the Official Daily Gazette (the Diario Oficial de la Federación) on April 7, 2000, shares were offered to stockholders pursuant to the exercise of their pre-emptive rights for a term of 15 days, ending April 22, 2000, at a quoted market price of Ps.22.50 (pesos per share) (price as of March 31, 2000). Unsubscribed shares will be maintained in treasury. In the event shares are partially or totally subscribed by the stockholders, the Meeting authorized an additional amount of 5% in order to have sufficient shares, both for the option plan and for the shares plan mentioned above.

Under the option plan, ICA’s employees were able to acquire the shares in treasury at the quoted market price of the day before the grant date, which may not be lower than Ps.22.50 (pesos per share). The term for exercising the option is seven years. Shares obtained through options may only be sold in Mexico through the Mexican Stock Exchange, by following the Mexican Law provisions related to confidential information.

The maximum annual amount of options for the purchase of shares that may be granted may not exceed 1.5% of the total amount of outstanding shares at December 31 of the previous year.

The option plan will be effective for ten years and the Board of Directors may modify or suspend it, depending on market conditions.

At the Ordinary General Stockholders’ meeting held on April 16, 2004, the stockholders approved a resolution amending the Company’s employee stock option plan. The resolution terminated the issuance of future options under the plan and amended past grants to lower the exercise price on all grants to Ps.22.50 (pesos per share). Consequently, 4,160,307 shares held in the Company’s treasury were designated for subscription under the employee stock option plan. There were no grants or forfeitures of stock options during 2005 and 2004. During 2006 and 2005, 1,431,302 and 1,192,455 shares were exercised, plus 166 shares

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

transferred from the option to the shares plan. At December 31, 2006, the number of shares held in treasury for the option plan is 1,536,384 shares.

g.  Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. In 2006, 2005 and 2004 the ISR rate was 29%, 30% and 33%, respectively; it will decrease to 28% in 2007. Any tax paid on such distribution may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

h.  At December 31, 2006 and 2005, majority stockholders’ equity at historical and restated values was as follows:

	2006
	Historical		Restatement		Total

Common stock	Ps.	5,645,005	Ps.	230,161	Ps.	5,875,166
Additional paid-in capital		1,580,863		112,441		1,693,304
Reserve for repurchase of shares		676,531		—		676,531
Retained earnings		1,293,775		53,093		1,346,868
Insufficiency from restatement of capital		—		(33,266)		(33,266)

	Ps.	9,196,174	Ps.	362,429	Ps.	9,558,603

	2005
	Historical		Restatement		Total

Common stock	Ps.	5,628,294	Ps.	427,709	Ps.	6,056,003
Additional paid-in capital		1,509,701		161,786		1,671,487
Reserve for repurchase of shares		634,230		—		634,230
Retained earnings		656,980		36,044		693,024
Insufficiency from restatement of capital		—		(153,660)		(153,660)

	Ps.	8,429,205	Ps.	471,879	Ps.	8,901,084

23.	Minority Interest in Consolidated Subsidiaries

Minority interest consists of the following:

	December 31,
	2006		2005

Common stock	Ps.	3,760,301	Ps.	3,626,715
Retained earnings		658,351		788,978
Excess from restatement of capital		114,729		88,418

	Ps.	4,533,411	Ps.	4,504,111

The fluctuation in the minority interest mainly occurs because of the effects of the dividends received and the effects of the proportional consolidation of Rodio Kronsa.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	Other (Income) Expense, Net

Other (income) expense, net, consists of the following:

	Year Ended December 31,
	2006		2005		2004

(Gain) loss on purchase and sale of investments in shares	Ps.	(11,374)	Ps.	(99,277)	Ps.	(74,008)
Reversal of taxes due to the deconsolidation of previously controlled companies from tax consolidation		(35,529)		—		—
Loss on sale of property, plant and equipment		5,703		8,414		4,441
Gain on sale of litigious rights		—		(55,736)		—
Adjustment of allowance assets		—		—		57,033
Severance cost		—		—		33,388
Other		(16,119)		(8,960)		(4,271)

	Ps.	(57,319)	Ps.	(155,559)	Ps.	16,583

Severance costs in 2004 are a result of the Company’s reduction in the number of its employees.

25.	Related Party Transactions

Transactions with related parties, carried out in the ordinary course of business, were as follows:

	Year Ended December 31,
	2006		2005		2004

Construction revenues(1)	Ps.	30,267	Ps.	10,503	Ps.	—
Services rendered(2)		3,831		7,255		69,259
Royalties(3)		107,444		101,254		60,414
Interest income(4)		8,835		9,580		12,967
Equipment leasing expense(5)		66,035		39,358		35,684
General and administrative expenses(6)		55,912		36,231		160,935
Sale of investments in shares and receivables(7)		—		212,305		—
Revenues from leasing equipment(8)		—		15,114		—
Financing cost(9)		6,283		—		—
Service cost(10)		41,159		—		—

(1)	Work performed by ICAFD for Fluor Daniel México, S.A.

(2)	In 2006, this amount primarily consisted of services provided to Fundación ICA for Ps.3,041. In 2005, this amount primarily consisted of services rendered to Geoicasa for Ps.3,816 and to Fundación ICA for Ps.3,332. The 2004 amount primarily consists of Ps.23,971 for technical services provided to Fluor Corporation and Ps.28,335 for services rendered to PMA México.

(3)	Royalties consist of amounts paid for using the trademark Fluor Daniel Mexico, an affiliate of Fluor Corporation.

(4)	In 2006, this amount includes Ps.5,210 earned on the Aucoven investment and Ps.3,432 earned on the Peninsular investments. For the years ended December 31, 2005 and 2004,this amount includes Ps.9,580 and Ps.12,858, respectively of interest income related to loans granted to Fluor Corporation.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(5)	Leasing costs for machinery leased from Ameco Services, S.de R.L. de C.V., an affiliate of Fluor Corporation.

(6)	Primarily relates to administrative services from related parties of Fluor Corporation.

(7)	In December of 2005, as part of the acquisition of the shares of GACN mentioned in Note 1, the Company exercised the option to buy from CEAJ (related party) its 60% participation in Aeroinvest (CEAJ thus had a 22.35% indirect interest in SETA) in the amount of Ps.212,305 (U.S. $19.3 million), generating a gain of Ps.65,075 that is presented within other income in the 2005 statement of operations (see Note 24). In 2003, the sale of these shares to CEAJ (related party) represented US $24.1 million whose selling price was determined based on a valuation performed by a financial institution, incurring a loss of Ps. 70,988 that was presented within other expenses in the 2003 statement of operations.

(8)	Rental of machinery to Cotrisa, a related party of Ingenieros Civiles Asociados, S.A.

(9)	In 2006 interest expense to Aeroports de Paris for Ps.6,283.

(10)	Subcontracts and services provided by entities with employees related to key Company officers are as follows: (i) Ps.9,994 AQ Industrial, S.A. de C.V.; (ii) Ps.18,689 Elementos Eléctricos, S.A. de C.V.; (iii) Ps.8,464 TPL de México, S.A. de C.V.;(iv) Ps.512 Arquitectura y Comunicación Gráfica, S.A. de C.V. and (v) Ps.3,500 White & Case, S.C.

26.	Postretirement Benefits

In 2006, the Company created a defined benefit pension plan covering all active employees aged more than 65, who are part of the board of Empresas ICA, S.A.B. de C.V. and have a minimum of 10 years of service as a member of the board prior to their retirement. These employees are entitled to the benefits at the age of 55, with gradual reductions of the salaries considered for pension purposes.

The consolidated net cost of the period of obligations derived from the pension plan, severance payments at the end of the work relationship and seniority premiums was Ps.53,239, Ps.33,392 and Ps. 1,383 in 2006, 2005 and 2004, respectively, and are as follows:

	2006	2005	2004

Labor cost	Ps. 28,197	Ps. 19,126	Ps. 1,484
Financial cost	8,822	6,091	619
Yield on plan assets..	(321)	(328)	(488)
Unrecognized items	16,541	8,503	(232)

Net cost of the period	Ps. 53,239	Ps. 33,392	Ps. 1,383

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The current values of obligations and the rates used in the calculation of the pension plan and seniority premiums are as follows:

	2006		2005

Accumulated benefit obligation	Ps.	409,799	Ps.	100,358

Projected benefit obligation	Ps.	492,025	Ps.	123,369
Plan assets		6,403		5,319

Fund status		485,622		118,050
Transition liability		11,779		8,367
Prior services and plan modifications		1,310		85
Variances of assumptions and adjustments based on experience		3,452		51

Unrecognized items		16,541		8,503
Net projected liability		(92,523)		(31,586)
Intangible asset		395,865		82,395

	Ps.	303,342	Ps.	50,809

Actual rates used by actuarial calculations:

	2006	2005
	%	%

Discounted rate	5.00%	5.00%
Salary increase	1.50%	2.00%
Yield on plan assets	6.50%	6.50%

Unrecognized items are charged to results based on the average remaining service life of employees.

27.	Business Segment Data

For management purposes, the Company is organized into six major operating divisions, which are: civil construction, industrial construction, Rodio-Kronsa, housing development, infrastructure and corporate and other. The divisions are the basis on which the Company reports its primary segment information. Operating segment information is presented based on the management approach required by Bulletin B-5, “Financial

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information by Segment” issued in April 2003. The principal products for each of the operating segments are summarized below:

Operating Segment	Principal Products

Civil construction	Heavy construction projects such as highways, bridges, tunnels and dams, urban and housing construction, including transportation construction such as subway systems, shopping centers and automobile parking facilities
Industrial construction	Industrial construction such as energy generating and petrochemical plants
Rodio — Kronsa	Hydraulic construction projects, building, transportation and environmental infrastructure and geotecnia
Housing development	Development, trading, ownership, sale, assistance, operation and administration of housing development
Infrastructure	Operation and maintenance of concessioned airports, highways, bridges and tunnels, water supply systems, waste treatment and automobile parking facilities
Corporate and other	Corporate services and operation of grain storage and distribution

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of certain segment information is as follows:

	Construction						Housing		Infrastructure		Corporate					Intersegment	Total
	Civil		Industrial		Rodio-Kronsa	Subtotal	Development		Operations (IO)		and Other		Total Segments			Eliminations	Consolidated

2006:
External revenues	Ps.	8,676,749	Ps.	7,535,959	PS.1,559,068	Ps.17,771,776	Ps.	1,528,679	Ps.	2,054,798	Ps.	83,607	Ps.	21,438,860	Ps.	(43,141)	Ps.	21,395,719
Intersegment revenues		1,405,730		240,435	1,495,205	3,141,370		195,142		908,645		435,281		4,680,438		43,141		4,723,579
Operating (loss) income		263,074		389,259	74,667	727,000		157,496		743,694		(25,320)		1,602,870		14,740		1,617,610
Financing cost (income)		77,054		(75,362)	7,544	9,236		22,818		191,890		(25,802)		198,142		(10,521)		187,621
Income tax expense (benefit)		2,703		115,312	25,631	143,646		13,476		204,362		168,294		529,778		(148,214)		381,564
Statutory employee profit sharing expense		61,745		38,090	—	99,835		1,186		40,404		1		141,426		—		141,426
Share in operations of affiliated companies		7,610		—	100	7,710		1,757		4,573		7,485		21,525		—		21,525
Segment assets		15,735,041		3,676,998	1,164,212	20,576,251		2,325,193		13,797,142		12,433,912		49,132,498		(12,875,367)		36,257,131
Investments in affiliated companies		26,886		—	19,321	46,207		1,698		123,415		9,808,233		9,979,553		(9,718,862)		260,691
Segment liabilities(1)		3,947,865		2,509,150	768,848	7,225,863		580,093		1,047,362		2,145,683		10,999,001		(2,733,224)		8,265,777
Capital expenditures(2)		412,048		29,607	68,771	510,426		17,239		907,513		35,901		1,471,079		—		1,471,079
Depreciation and amortization		292,239		86,229	39,723	418,191		10,454		409,941		10,328		848,914		—		848,914

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Construction				Housing	Infrastructure	Corporate		Intersegment	Total
	Civil	Industrial	Rodio-Kronsa	Sub-Total	Development	Operations (IO)	and Other	Total Segments	Eliminations	Consolidated

2005:
External revenues	Ps. 7,359,863	Ps. 7,891,216	Ps.2,436,076	Ps.17,687,155	Ps.1,137,011	Ps.390,722	Ps.87,665	Ps.19,302,553	Ps.(71,275)	Ps.19,231,278
Intersegment revenues	2,351,920	472,343	25,766	2,850,029	415,860	75,398	329,827	3,671,114	71,275	3,742,389
Operating (loss) income	466,412	516,461	65,756	1,048,629	95,680	52,600	(64,579)	1,132,330	(29,984)	1,102,346
Financing cost (income)	(75,782)	(103,539)	7,548	(171,773)	77,002	200,228	36,742	142,199	(24,867)	117,332
Income tax expense (benefit)	172,523	126,415	32,721	331,659	546	39,220	(36,248)	335,177	24,868	360,045
Statutory employee profit sharing expense	58,827	39,868	—	98,695	430	450	162	99,737	—	99,737
Share in operations of affiliated companies	39,466	—	4,090	43,556	2,757	47,120	8,706	102,139	—	102,139
Segment assets	12,621,684	3,809,603	1,951,532	18,382,819	1,133,102	13,151,148	10,437,130	43,104,199	(10,742,581)	32,361,618
Investments in affiliated companies	95,288	—	17,514	112,802	37,928	115,242	8,323,049	8,589,021	(8,211,153)	377,868
Segment liabilities(1)	3,420,129	2,634,799	1,211,440	7,266,368	155,317	999,989	1,341,603	9,763,277	(2,025,797)	7,737,480
Capital expenditures(2)	181,160	154,364	100,512	436,036	25,388	558,086	19,894	1,039,404	—	1,039,404
Depreciation and amortization	420,661	116,102	74,053	610,816	31,972	111,222	9,138	763,148	—	763,148

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Construction				Housing	Infrastructure	Corporate		Intersegment	Total
	Civil	Industrial	Rodio-Kronsa	Sub-Total	Development	Operations (IO)	and Other	Total Segments	Eliminations	Consolidated

2004:
External revenues	Ps.4,764,451	Ps.4,818,475	Ps.2,543,869	Ps.12,126,795	Ps.943,612	Ps.416,216	Ps.228,150	Ps.13,714,773	Ps.(7,698)	Ps.13,707,075
Intersegment revenues	2,417,479	671,635	13,311	3,102,425	454,339	86,535	298,403	3,941,702	7,698	3,949,400
Operating (loss) income	290,358	41,706	92,580	424,644	87,870	52,517	(21,060)	543,971	2,480	546,451
Financing cost (income)	44,416	(55,547)	20,786	9,655	(116)	(43,978)	21,419	(13,020)	—	(13,020)
Income tax expense (benefit)	103,847	29,633	28,153	161,633	(3,226)	22,372	352,874	533,653	—	533,653
Statutory employee profit sharing	28,929	125	0	29,054	0	93	0	29,147	—	29,147
Share in operations of affiliated companies	149,397	0	(20,452)	128,945	(1,784)	28,711	27,060	182,932	—	182,932
Segment assets	8,411,209	4,948,298	2,184,686	15,544,193	1,089,025	5,196,576	9,886,822	31,716,616	(10,011,393)	21,705,223
Investments in affiliated companies	280,750	0	37,265	318,015	5,556	553,401	7,191,417	8,068,389	(7,010,221)	1,058,168
Segment liabilities(1)	1,990,281	2,996,451	1,463,488	6,450,220	136,112	280,261	2,621,048	9,487,641	(2,643,939)	6,843,702
Capital expenditures(2)	780,085	173,414	125,649	1,079,148	7,307	28,345	1,194	1,115,994	—	1,115,994
Depreciation and amortization	667,875	43,554	71,707	783,136	3,412	147,492	31,117	965,157	—	965,157

(1)	Segment liabilities include only the operating liabilities attributable to each segment.

(2)	Capital expenditures include purchases of property, plant and equipment, investments in concessions and other assets.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s principal consolidated net revenues are from construction contracts with various Mexican public and private sector entities, as well as foreign public and private sector entities, summarized as follows:

	Year Ended December 31,
	2006		2005		2004

National:
a. Public sector
Petróleos Mexicanos	Ps.	5,365,827	Ps.	4,832,856	Ps.	2,436,529
Comisión Federal de Electricidad		1,618,457		4,302,036		3,207,022
Secretaría de Comunicaciones y Transportes		486,235		105,628		117,692
Aeropuertos y Servicios Auxiliares		1,545,728		543,348		184,217
Instituto Mexicano del Seguro Social		243,663		209,471		—
Poder Judicial de la Federación		320,942		196,089		—
Comité Administrador del Programa Federal de Construccion de Escuelas		248,745		119,690		—
Comisión Nacional del Agua		2,428		69,445		—
Mexican State Governments		121,772		294,284		112,771
Departamento del Distrito Federal		637,093		—		272,124
b. Private sector
Invista Planta Petroquímica		320,025		—		—
Terminal de Ling-Shell		480,558		1,175,578		333,780
Tanque Terminal Ling		99,407		214,116		223,968
Indelpro, S.A. de C.V.		476,624		41,534		—
F. Aut. y Puentes del Golfo		655,694		974,148		—
Iberdrola, Altamira III y IV		523,615		1,376,414		495,616
Iberdrola, La Laguna		—		34,582		1,159,334
Aeropuerto de la Ciudad de México		—		54,298		—
Aeropuerto de Monterrey		—		24,705		—
Hotel Moon Palace		168,048		204,951		—
Basf Mexicana, S.A. de C.V		—		—		5,562

	Year Ended December 31,
	2006		2005		2004

Foreign:
Public and private sector
Spain	Ps.	1,532,466	Ps.	2,414,948	Ps.	2,543,243
Puerto Rico		2,853		267		1,884
Colombia		42,738		43,346		28,550
Venezuela		440,520		—		—
Argentina		26,602		21,128		626

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s six operating segments operate in four principal geographical areas in the world: Mexico, its home country, Spain, United States and Latin America. The Company’s operations by geographic area were as follows:

			Foreign
					United		Latin		Sub-		Intersegment
	Mexico		Spain		States		America		total		Eliminations		Total

2006:
Revenues:
Construction	Ps.	15,729,380	Ps.	1,532,466	Ps.	111	Ps.	509,819	Ps.	17,771,776	Ps.	—	Ps.	17,771,776
Housing development		1,528,679		—		—		1,528,679		—		1,528,679
Infrastructure		1,800,402		—		—		254,396		2,054,798		—		2,054,798
Corporate and other		83,607		—		—				83,607		(43,141)		40,466

Total revenues		19,142,068		1,532,466		111		764,215		21,438,860		(43,141)		21,395,719
Capital expenditures		1,397,303		68,771		22		4,983		1,471,079				1,471,079
Fixed assets		2,587,661		248,091		0		20,751		2,856,503		(30,428)		2,826,075
Total assets		46,657,209		1,096,354		699,038		678,260		49,130,861		(12,873,730)		36,257,131
2005:
Revenues:
Construction	Ps.	15,207,468	Ps.	2,412,048	Ps.	267	Ps.	67,372	Ps.	17,687,155	Ps.	—	Ps.	17,687,155
Housing development		1,137,011		—		—		—		1,137,011		—		1,137,011
Infrastructure		165,584		—		—		225,138		390,722		—		390,722
Corporate and other		87,665		—		—		—		87,665		(71,275)		16,390

Total revenues		16,597,728		2,412,048		267		292,510		19,302,553		(71,275)		19,231,278
Capital expenditures		844,905		100,512		299		93,688		1,039,404		—		1,039,404
Fixed assets		2,247,405		441,396		—		4,074		2,692,875		(30,557)		2,662,318
Total assets		37,055,914		1,865,793		1,039,520		3,142,972		43,104,199		(10,742,581)		32,361,618
2004:
Revenues:
Construction	Ps.	9,552,493	Ps.	2,543,243	Ps.	4,615	Ps.	26,444	Ps.	12,126,795	Ps.	—	Ps.	12,126,795
Housing development		943,612		—		—		—		943,612		—		943,612
Infrastructure		172,330		—		—		243,886		416,216		—		416,216
Corporate and other		228,150		—		—		—		228,150		(7,698)		220,452

Total revenues		10,896,585		2,543,243		4,615		270,330		13,714,773		(7,698)		13,707,075
Capital expenditures		990,107		125,501		245		141		1,115,994		—		1,115,994
Fixed assets		755,307		481,506		—		5,826		1,242,639		—		1,242,639
Total assets		24,313,631		2,083,085		2,165,869		3,058,912		31,621,497		(9,916,274)		21,705,223

28.	Subsequent events

On January 30, 2007 and subject to COFECO authorization, the Company signed an agreement to acquire 39% of the shares of PMA México. These shares will be repurchased from Proactiva, the Company’s partner in PMA México. Following this transaction, ICA will hold 49% of the capital of PMA México, while Proactiva will hold 51%. The transaction amount is U.S.$39 million.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

29.	Differences between Mexican Financial Reporting Standards and Accounting Principles Generally Accepted in the United States of America

The consolidated financial statements under MFRS include the effects of inflation as provided for under Bulletin B-10, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The following reconciliations to U.S. GAAP do not include the reversal of the inflation adjustments required under Bulletin B-10, except as discussed in insert (b) below. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting. Bulletin B-10 also requires the restatement of all financial statements to pesos as of the date of the most recent balance sheet presented.

As permitted under Bulletin A-8, “Supplemental Standards”, the Company has applied certain aspects of U.S. GAAP in the preparation of its MFRS financial statements where specific accounting guidance under MFRS and International Financial Reporting Standards does not exist.

The principal differences, other than inflation accounting, between MFRS and U.S. GAAP and their effects on net income and total stockholders’ equity are presented below with an explanation of such adjustments:

	(Convenience
	Translation
	Year Ended
	December 31,	Years Ended December 31,
Reconciliation of Net Income of Majority Interest	2006)	2006		2005		2004
	Millions of
	U.S. dollars

Net income of majority interest reported under MFRS	$60	Ps.	644,960	Ps.	524,252	Ps.	97,024
U.S. GAAP adjustments for:
Bulletin B-15 effect	—		—		(2,208)		2,659
Deferred income taxes	(8)		(87,069)		50,351		(3,948)
Deferred statutory employee profit sharing	(12)		(128,855)		—		—
Capitalization of financing costs	—		3,058		1,596		69,639
Reversal of low-income housing sales	(5)		(55,288)		—		—
Restatement for inflation on foreign sourced fixed assets	(1)		(6,507)		(4,479)		(15,352)
Accrual for severance payments	1		11,013		5,799		(19,287)
Compensation cost on stock option plan	—		(1,429)		(1,816)		(2,426)
Impairment reversal	1		7,689		5,676		(170,070)
Reversal of compensation cost recognized in MFRS upon exercise of option	2		19,190		4,094		—
Fair value of interest rate cap	—		—		(62,251)		62,251

	38		406,762		521,014		20,490
Minority interest applicable to above adjustments	6		59,925		(38,883)		(177)

Net income under U.S. GAAP	$44	Ps.	466,687	Ps.	482,131	Ps.	20,313

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	(Convenience
	Translation)
	December 31,	At December 31,
Reconciliation of Stockholders’ Equity	2006)	2006		2005		2004
	Millions of
	U.S. dollars

Total stockholders’ equity reported under MFRS	$1,305	Ps.	14,092,014	Ps.	13,405,195	Ps.	6,309,521
Bulletin B-15 effect	—		—		(37,482)		158,692
Less minority interest in consolidated subsidiaries included as stockholders’ equity under MFRS	(420)		(4,533,411)		(4,504,111)		(519,497)

	885		9,558,603		8,863,602		5,948,716
U.S. GAAP adjustments for:
Effect on retained earnings from:
Deferred income taxes	(202)		(2,185,977)		(2,098,908)		(2,149,259)
Deferred statutory employee profit- sharing	(33)		(361,682)		(232,827)		(232,826)
Restatement for inflation on foreign sourced fixed assets	(21)		(232,124)		(225,618)		(221,139)
Capitalization of financing costs	(5)		(50,487)		(53,545)		(55,141)
Reversal of low-income housing sales	(5)		(55,288)		—		—
Accrual for severance payments	(6)		(69,277)		(80,290)		(86,089)
Gain on sale of foreign subsidiaries	24		260,930		260,930		260,930
Fair value of interest rate cap	—		—		—		62,251
Impairment reversal	(17)		(178,562)		(186,251)		(191,926)
Reversal of compensation cost recognized in MFRS upon exercise of option	2		23,284		2,278		—
Reversal of additional paid-in capital recognized in MFRS upon exercise of opition	(2)		(23,284)
Effect on insufficiency from restatement of capital and accumulated other comprehensive income related to:
Deferred income taxes	199		2,153,149		2,158,253		2,190,259
Deferred statutory employee profit sharing	8		81,754		81,754		81,754
Restatement of foreign sourced fixed assets	20		219,329		219,329		219,329
Gain on sale of foreign subsidiaries	(24)		(260,930)		(260,930)		(260,930)
Adjustment for excess of additional minimum liability related to severance payments	2		16,643		16,643		—
Adjustment to initially apply SFAS No. 158, net of tax	(24)		(256,692)		—		—
Minority interest applicable to above adjustments	21		221,584		161,658		200,540

Stockholders’ equity under U.S. GAAP	$822	Ps.	8,860,973	Ps.	8,626,078	Ps.	5,766,469

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of changes in stockholders’ equity after giving effect to the U.S. GAAP adjustments described above is as follows:

	Years Ended December 31,
	2006		2005		2004

Stockholders’ equity under U.S. GAAP at January 1	Ps.	8,626,078	Ps.	5,766,469	Ps.	5,436,630
Issuance of common stock		58,465		2,540,757		406,475
Foreign currency translation		(36,810)		(179,922)		(99,377)
Net income for the year under U.S. GAAP		466,687		482,131		20,313
Compensation cost in stock option plan		3,245		—		2,428
Accumulated other comprehensive income:
Adjustment to initially apply SFAS No. 158, net of tax		(256,692)		—		—
Adjustment for excess of additional minimum liability				16,643		—

Stockholders’ equity under U.S. GAAP at December 31	Ps.	8,860,973	Ps.	8,626,078	Ps.	5,766,469

Restatement related to issuance of common stock and application of losses recognized in MFRS

During 2005, the Company issued 91,814,908 shares of common stock in a public offering. Offering costs from such issuance were initially applied against additional paid-in capital. In conformity MFRS offering costs in excess of additional paid-in capital were applied against retained earnings. However, U.S. GAAP requires that all offering costs be deducted from the issuance of the proceeds, first against additional paid-in capital and then against the value of common stock to the extent such costs exceed additional paid-in capital. Such difference does not affect total stockholders’ equity under U.S. GAAP, but rather reclassifies amounts between retained earnings and common stock. Accordingly, retained earnings were understated by Ps.90,863 and common stock was overstated by the same amount in 2005.

In addition, as noted in the financial statements prepared under MFRS, in the current as well as prior years, the stockholders of the Company approved the reclassification of accumulated losses as well as the portion of the insufficiency from restatement of capital related to inflationary effects against common stock. Subsequent to the issuance of its 2005 financial statements, the Company determined that such applications of losses against common stock are not appropriate under U.S. GAAP. Such difference between principles does not affect total stockholders’ equity under U.S. GAAP, but rather reclassifies amounts among stockholders’ equity which are affected by such applications, including retained earnings, cumulative other comprehensive income, common stock, additional paid-in capital and the reserve for the repurchase of shares.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accordingly, based on applications that the Company has performed from 1992 through 2005 for MFRS purposes, as well as the effects of the offering costs as mentioned above, the following components of stockholders’ equity for U.S. GAAP purposes are restated as follows:

	2005				2004
	As Previously				As Previously
	Reported		As Restated		Reported		As Restated

Common stock	Ps.	6,030,504	Ps.	16,384,546	Ps.	4,591,939	Ps.	13,865,923
Additional paid-in capital		1,666,951		8,190,646		5,137,451		8,149,175
Reserve for repurchase of shares		1,458,177		(356,105)		2,289,540		2,315,436
Accumulated deficit		(1,552,239)		(4,815,757)		(7,010,029)		(8,654,353)
Cumulative other comprehensive income (loss)		1,022,685		(10,777,252)		757,568		(9,909,712)

Total	Ps.	8,626,078	Ps.	8,626,078	Ps.	5,766,469	Ps.	5,766,469

For 2006, the Company applied losses and recognized offering costs as shown in the stockholders’ equity statement prepared under MFRS for 2006, as approved by the stockholders. The adjustments to reverse such applications and offering costs accumulated through December 31, 2006 are as follows:

Accumulated
Adjustments for
Application of
Losses and
Offering
Costs

Common stock	10,534,941
Additional paid-in capital	6,567,844
Reserve for repurchase of shares	(1,856,584)
Accumulated deficit	(3,294,807)
Cumulative other comprehensive loss	(11,951,394)

(a)	Proportionate gross consolidation method

As mentioned in Note 2(c), the Company fully consolidates ICAFD under MFRS as the Company exercises control over such entity, as defined by MFRS in Bulletin B-8, “Consolidated and Combined Financial Statements and Valuation of Long-Term Investments in Shares.” However, for purposes of U.S. GAAP, management has determined that the Fluor Corporation, owner of the remaining 49% of ICAFD’s equity, has substantive participating rights over ICAFD, as defined by Emerging Issues Task Force Issue (“EITF”) 96-16, “Investor’s Accounting for an Investee when the Investor owns a Majority of the Voting Stock by the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”, as mentioned: (i) selecting, terminating, and setting thecompensation of management responsible for implementing the investee’s policies and procedures and (ii) establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business. Because of these substantive participating rights of the Fluor Corporation, the Company does not exercise unilateral control of ICAFD and is unable to consolidate ICAFD for U.S. GAAP purposes.

Accordingly, given that ICAFD is in the construction industry and is an unincorporated entity, the Company applies the proportionate gross consolidation method to its investment in ICAFD for purposes of U.S. GAAP as permitted by EITF 00-1, “Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures” (EITF 00-1). Under this method,

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Company proportionately recognizes its 50% share of the revenues, costs and expenses in ICAFD in the consolidated statements of income as well as its 50% share of the assets and liabilities of ICAFD in the consolidated balance sheets.

ICAFD is a joint venture between the Company and the Fluor Corporation and is organized as a sociedad de responsabilidad limitada (company with limited liability) (an “S. de R.L.”) in Mexico. An S. de R.L. is an unincorporated entity that is similar to a limited liability company (“LLC”) or limited liability partnership (“LLP”) under U.S. law.

S. de R.Ls have the following relevant characteristics:

•	The capital stock of a S. de R.L. is divided into “participation units” that may not be freely transferable or publicity traded, as distinguished from shares of common stock in a corporation, which may be transferable and publicity traded;

•	Significant control over management and operations of the entity may be maintained by participants of S. de R.L. in a manner that is similar to a managing members of a limited liability company, as distinguished from a corporation where control is vested in a board of directors rather than the shareholders.

S. de R.Ls are treated similar to LLCs under U.S. tax regulations.

Given the above, the Company considers that it meets the criteria of EITF 00-1 in order to be able to account for ICAFD using the proportionate gross consolidation method.

A summarized balance sheet and income statement of ICAFD under MFRS as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 on a 100% basis are presented as follows:

	December 31,		December 31,
	2006		2005

Balance Sheet Data:
Current assets	Ps.	3,225,499	Ps.	3,194,852
Non-current assets		458,659		578,126
Current liabilities		(2,533,652)		(2,910,981)
Non-current liabilities		(98,761)		(86,162)
Investment of minority interest		—		(77)

Partners’ equity	Ps.	1,051,745	Ps.	775,758

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended December 31,
	2006		2005		2004

Statement of Operations Data:
Total revenues	Ps.	7,549,691	Ps.	7,835,857	Ps.	4,972,803

Operating income		356,155		437,583		18,101
Other income		(75,330)		(100,466)		(44,103)
Income before income tax and employee profit sharing expense		431,485		538,049		62,204
Income tax and employee profit sharing expense		153,402		165,523		30,563
Minority interest in results of consolidated subsidiaries		(239)		33		158

Net income	Ps.	278,322	Ps.	372,493	Ps.	31,483

The following table shows the reconciliation of net income and stockholders’ equity for ICAFD from MFRS to U.S. GAAP:

	Years Ended December 31,
	2006		2005		2004

Reconciliation of Net Income:
Consolidated net income under MFRS	Ps.	278,322	Ps.	372,493	Ps.	31,483
U.S. GAAP adjustments:
Depreciation due to impairment adjustment		3,521		1,620		1,620
Deferred income tax related to U.S. GAAP adjustments		(4,614)		(4,017)		586
Deferred employee profit sharing related to U.S. GAAP adjustments		(618)		(495)		1,026
Labor obligations		6,177		4,607		(10,259)

		282,788		374,208		24,456
Minority interest		(141,394)		(11,752)		(5,490)

Consolidated net income under U.S. GAAP	Ps.	141,394	Ps.	362,456	Ps.	18,966

	December 31,		December 31,
	2006		2005

Reconciliation of Partners’ Equity:
Consolidated stockholders’ equity under MFRS	Ps.	1,051,745	Ps.	775,758
Impairment of fixed assets		(24,830)		(28,361)
Labor obligations		(67,794)		(73,998)
Deferred income tax on U.S. GAAP adjustments		22,966		28,661
Deferred employee profit sharing		6,354		7,400
Effect of implementation of SFAS No. 158		6,581		—

		995,022		709,460
Minority interest		(497,511)		(354,730)

Consolidated partners’ equity under U.S. GAAP	Ps.	497,511	Ps.	354,730

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)  Bulletin B-15 Inflation Effects

Under MFRS, the Company applies Bulletin B-15. This standard allows the factor used by the Company to restate prior period consolidated financial statements presented for comparative purposes for the effects of inflation to be a weighted-average rate that incorporates the effects of inflation in Mexico using the NCPI for the Company’s Mexican operations and inflation and currency exchange rate fluctuations in countries in which the Company has foreign subsidiaries (the “Restatement Factor”) instead of a rate based solely on the NCPI.

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

The Restatement Factor used by the Company to restate prior period amounts was 1.0449. The applicable NCPI factor is 1.0405. Accordingly, the U.S. GAAP reconciliation includes an adjustment in 2005 and 2004 to reflect the difference between the Restatement Factor and NCPI, to ensure that ending net income and stockholders’ equity of those respective years under U.S. GAAP is restated based on the NCPI. The amounts that would result from using NCPI rather than Restatement Factor on individual line items in the 2005 and 2004 financial statements may be computed by dividing the reported MFRS amount by 1.0449 and multiplying the result by 1.0405.

(c)	Deferred Income Taxes and Statutory Employee Profit Sharing

Under MFRS, the Company accounts for deferred income taxes in accordance with Bulletin D-4,“Income Tax, Asset Tax and Statutory Employee Profit Sharing”, which requires a methodology similar to Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”, which is applied by the Company for purposes of the U.S. GAAP reconciliation. However, deferred taxes are classified as non-current for MRFS purposes while they are based on the classification of the related asset or liability for U.S. GAAP purposes.

In addition, the Company calculates a deferred statutory employee profit sharing liability for purposes of MFRS based on the temporary differences between the accounting result and income for employee profit sharing purposes. However, U.S. GAAP requires that deferred employee profit sharing be based on the temporary differences between the financial reporting basis and the statutory employee profit sharing basis of assets and liabilities for those subsidiaries of the Company which have employees in Mexico. In 2004, employee profit sharing under U.S. GAAP was a net asset balance, which is prohibited under U.S. GAAP. In 2005, the difference between MFRS and U.S. GAAP was not considered material. In 2006, the difference between the accounting standards is recognized within the accompanying reconciliation to U.S. GAAP.

Under U.S. GAAP, statutory employee profit sharing expense or benefit is accounted for as a component of operating expenses. Such amount is reported for MFRS below the provision for income taxes. Accordingly, this difference, which does not affect the determination of net income, would decrease operating income for U.S. GAAP purposes by Ps.216,557 (including the adjustment for deferred employee profit sharing), Ps.99,317 and Ps.29,025 for the years ended December 31, 2006, 2005 and 2004, respectively.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the net deferred income tax asset from MFRS to U.S. GAAP and the composition of the deferred income taxes under U.S. GAAP at December 31, 2006 and 2005 are as follows:

	December 31,
	2006		2005		2005
			As		As
			Restated		Previously
					Reported

Reconciliation of net deferred income tax asset:
Deferred income taxes under MFRS (see Note 20.g)	Ps.	—	Ps.	72,484	Ps.	72,484
Assets Tax carry forward set up against valuation allowance						1,988,865
Effect of Bulletin B-15		—		(306)		(306)

		—		72,178		2,061,043
Restatement of foreign — sourced fixed assets		1,822		(1,254)		(1,254)
Additional depreciation related to impairment reversal		(2,153)		1,642		1,642
Difference related to low-income housing sales		15,481		—		—
Difference related to severance payments		3,084		—		—
Deferred income tax proportional consolidation effects and decrease in valuation allowance for U.S. GAAP		(73,004)		(95,157)
Foreign subsidiaries tax loss carryforwards		(699,757)		725,514		725,514
Valuation allowances on foreign subsidiaries tax loss carryforwards		699,757		(725,514)		(2,714,378)

Net deferred income tax asset (liability) under U.S. GAAP	Ps.	(54,770)	Ps.	(22,591)	Ps.	72,567

Composition of deferred income taxes:
Current:
Liabilities	Ps.	(1,298,762)	Ps.	(1,626,416)	Ps.	(1,772,399)
Assets		—		617,642		875,591

Net current deferred income tax liability before valuation allowance		(1,298,762)		(1,008,774)		(896,808)
Valuation allowance				(446,577)		(446,576)

Net current deferred income tax liability		(1,298,762)		(1,455,351)		(1,343,384)
Non-current:
Liabilities		(1,482,126)		(1,439,335)		(1,454,427)
Assets		5,780,342		5,812,868		5,858,252

Net non-current deferred tax asset before valuation allowance		4,298,216		4,373,533		4,403,825
Valuation allowance		(3,054,224)		(2,940,773)		(2,987,874)

Net non-current deferred income tax asset		1,243,992		1,432,760		1,415,951

Net deferred income tax asset (liability) under U.S. GAAP	Ps.	(54,770)	Ps.	(22,591)	Ps.	72,567

The composition of the deferred tax asset (liability) for U.S. GAAP purposes has been restated for 2005 to include the proportional consolidation effects of ICAFD.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Capitalization of Financing Costs

Financing and other costs are subject to capitalization under MFRS, including foreign exchange gains and losses, interest income and expense, and gains and losses from monetary position. According to U.S. GAAP, for debt obligations denominated in U.S. dollars, only interest expense with explicit interest rates, imputed interest on certain types of payables, and interest expense related to capital lease obligations are eligible for capitalization on qualifying assets. Consequently, in 2006, 2005 and 2004, such non-eligible amounts for U.S. GAAP that were capitalized under MFRS have been reversed in the U.S. GAAP reconciliation and treated as income or expense as appropriate. Additionally, the related effects of depreciation on the amounts capitalized have been reversed.

Total interest capitalized for U.S. GAAP purposes was Ps.33,745 and Ps.42,335 for the years ended December 31, 2006 and 2004, respectively. No interest was capitalized in 2005.

(e)	Revenue Recognition for Low-Income Housing Sales

The Company recognizes revenues derived from sales of low-income housing at the earlier of the date on which the house is completed and credit is approved by the financing agency or the title of the house has passed to the buyer.

In accordance with U.S. GAAP, sales are recognized when all of the following conditions are met: (i) a sale is consummated; (ii) the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property; (iii) the seller’s receivable is not subject to future subordination and (iv) the seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property. The reversal of these sales, net of their related cost of sales for 2006 is included in the accompanying U.S. GAAP reconciliation. The amounts related to this adjustment in 2005 and 2004 were not material.

(f)	Restatement of Foreign — Sourced Fixed Assets

Under MFRS, the Company applies the Fifth Amendment to Bulletin B-10, which allows foreign — sourced fixed assets to be restated for inflation using either of two methodologies. Under the first methodology, foreign sourced fixed assets are restated by applying Mexican NCPI factors to the original cost of the asset, denominated in pesos. The alternate methodology, which is utilized by the Company, restates foreign — sourced fixed assets by applying the inflation factor of the country of origin to the original cost, denominated in the foreign currency, and then translating such amounts into pesos at the foreign exchange rate in effect at the most recent balance sheet date.

The alternate methodology is not consistent with Regulation S-X Rule 3-20(d) of the Securities and Exchange Commission. Accordingly, the effects of applying the alternate methodology to foreign sourced fixed assets have been adjusted in the reconciliation of net income and stockholders’ equity to U.S. GAAP above, the resulting effect being that such foreign sourced fixed assets are restated using the NCPI applied to original cost (the balance of the related assets at December 31, 1997 or historical cost if acquired subsequent to 1997) in pesos.

(g)	Liability for Severance Payments, Pension Plan and Seniority Premiums

Under MFRS, as mentioned in Note 3(a), effective January 1, 2005, the Company adopted the revised provisions of Bulletin D-3, which require the recognition of a severance indemnity liability calculated based on actuarial computations. The same recognition criteria under U.S. GAAP is established in SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”, which has been effective since 1994, and requires that a liability for certain termination benefits provided under an ongoing benefit arrangement be recognized when the likelihood of future settlement is probable. Accordingly, prior to 2005, the U.S. GAAP reconciliation

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reflected the recognition of such liability for U.S. GAAP purposes. In 2005, part of the adjustment to net income and the entire adjustment to stockholders’ equity represents the reversal of the effects of the cumulative adoption of Bulletin D-3 and the removal of the intangible asset in the financial statements under MFRS. In 2005 and in 2006, the adjustment to net income includes the reversal of amortization of the intangible asset recognized under MFRS.

In addition, in 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. SFAS No. 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of December 31, 2006 under SFAS No. 158 was measured as the difference between the fair value of plan assets and the projected benefit obligation on a plan-by-plan basis. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.

	Before
	Application				After Application
	of SFAS No. 158		Adjustments		of SFAS No. 158

Deferred income taxes	Ps.	18,233	Ps.	99,825	Ps.	118,058
Intangible assets		326,477		(326,477)		0
Other assets		33,364,892				33,817,460

Total assets		30,709,602		(226,652)		33,482,950

Severance, seniority premiums and other post retirements benefits long-term portion	Ps.	508,581	Ps.	30,040	Ps.	538,621
Deferred income taxes assets (non-current)		24,083,356				24,294,758

Total liabilities		24,591,937		30,040		24,621,977

Total stockholders’ equity	Ps.	9,117,665	Ps.	(256,692)	Ps.	8,860,973

(h)	Impairment Reversal

In 2001, the Company recorded an impairment charge related to a construction property, based on the fair value of the property as compared to its carrying value, due to the fact that the Company no longer had projects that would require the use of such property. During 2003, ICAFD was awarded certain projects that would require the use of this construction property. As such, under MFRS, the Company reversed Ps.21,857 of the previously recorded impairment charge. Also, during 2004 the Company’s management reviewed the estimate of the recoverable value of the Acapulco Tunnel concession, considering the present value of future cash flows. As a result of its analysis, the Company recognized a reversal of Ps.172,952 of the impairment loss taken in previous years, recorded against the caption other expense in the statement of income in its MFRS financial statements.

In accordance with U.S. GAAP, the reversal of a previously recorded loss for impairment is not permitted. Therefore, the effects of these impairment reversals were included as reconciling items in the reconciliation to net income under U.S. GAAP in the respective years in which the reversals were made under MFRS. In addition, this line item in the reconciliation includes the reversal of additional depreciation expense that is recognized under MFRS, given a higher asset value than would be under U.S. GAAP, which in 2006, 2005 and 2004, was Ps.7,689, Ps.5,676 and Ps.2,882, respectively.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(i)	Fair Value of Interest Rate Cap

As discussed in Note 18(b) to the accompanying MFRS financial statements, the Company entered into a derivative contract which establishes a cap on the interest rate on the financing obtained for the El Cajon project. SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” of U.S. GAAP requires that if an instrument is to be designated as a hedge, formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge must exist at the inception of the hedge. Because formal documentation does not exist, the Company has not classified the interest rate cap as a hedging instrument and has, in accordance with SFAS No. 133, recorded the fair value of the interest rate cap of Ps.59,828 as an asset and a corresponding credit to earnings for purposes of the reconciliation to U.S. GAAP in 2004.

However, as discussed in Note 3(a), during 2005, the Company adopted the provisions to Bulletin C-10, which requires similar treatment of the financial instrument in 2005 and resulted in the recognition of an asset and a corresponding credit to earnings under MFRS, for which the cumulative effect of the adoption on January 1, 2005 was reversed in the U.S. GAAP reconciliation for 2005.

(j)	Minority Interest

Under MFRS, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders’ equity in the consolidated balance sheet. For U.S. GAAP purposes, minority interest is presented separately between total liabilities and stockholders’ equity. Additionally, the minority interest in the net earnings of consolidated subsidiaries is excluded from consolidated net income. Accordingly, the effects of minority interest on stockholders’ equity have been removed in the preceding reconciliations of stockholders’ equity and net income.

(k)	Other Differences and Supplemental U.S. GAAP and Securities and Exchange Commission Disclosures

(1) Other expense net — During 2004, the Company recorded Ps.34,302 of severance costs and a net impairment of Ps. 58,595 (which included Ps.172,952 of impairment reversal on the Acapulco Tunnel concession offset by additional impairment losses on other investments) in other expenses in the accompanying MFRS financial statements.

Under U.S. GAAP, these expenses would be considered a component of operating income. This difference, which does not affect the determination of net income, would decrease other expense by Ps. 92,900 for the year ended December 31, 2004, and decrease operating income by an equal amount in the respective year.

(2) Statement of cash flows — For MFRS purposes, the Company presents a statement of changes in financial position. However, for U.S. GAAP, it is required to present a statement of cash flows in accordance with SFAS No. 95, “Statement of Cash Flows”. The information for the years ended December 31, 2006, 2005 and 2004 presented below, represents supplemental cash flow information on an MFRS basis, prepared under SFAS No. 95, excluding the effects of inflation in each individual line item.

Restatement of cash flows:  In the Company’s financial statements under MFRS, restricted cash is presented within cash and cash equivalents within the statement of changes in financial position. This represents a difference from U.S. GAAP, which requires that restricted cash be presented separately in the statement of cash flows, generally as an investing activity. Subsequent to the issuance of its 2005 financial statements, the Company determined that for U.S. GAAP purposes, restricted cash was included within cash and cash equivalents as opposed to within cash flows from investing activities. Accordingly, the Company has restated its U.S. GAAP cash flow statement to properly classify restricted cash within investing activities.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In addition, the Company determined that in 2005, its cash and cash equivalents included an available-for-sale investment related to the Corredur Sur project, which for U.S. GAAP purposes, should have been reported as an investing activity. As well, certain other assets that were presented within investing activities should have been reported within operating activities and certain long-term-term liabilities were presented within financing activities that should have been reported within operating activities.

Lastly, the Company had not appropriately presented cash flows related to the purchase of fixed assets on account. Accordingly, the cash flows from operating and investing activities have been restated to reflect purchases on account and supplemental disclosure of non-cash investing activities has been included.

The effects of these reclassifications are presented below:

	2005		2004
	As Previously		As Previously
	Reported	As Restated	Reported	As Restated

Net cash used in operating activities	(1,470,143)	(2,258,776)	(2,666,196)	(2,544,006)
Net cash provided by (used in) investing activities	145,100	706,391	(696,468)	(1,369,550)
Net cash provided by financing activities	4,328,454	4,234,894	2,917,847	2,712,106
Cash and cash equivalents	5,706,939	4,277,752	2,704,361	1,545,243

	(Convenience
	Translation)
	Year Ended
	December 31,	Year Ended December 31,
	2006	2006		2005		2004
	Millions of			(As restated)		(As restated)
	U.S. dollars

OPERATING ACTIVITIES:
Consolidated net income under MFRS	$91	Ps.	985,843	Ps.	782,930	Ps.	163,020
Adjustments to reconcile net income to net cash provided by operating activities:
Net income of minority interest of ICAFD reported under MFRS	(13)		(144,077)		(174,874)		(19,474)
Effects of inflation	(1)		(7,747)		(26,241)		(45,136)
Depreciation and amortization	71		769,076		662,569		879,411
Deferred income tax expense	16		177,321		261,265		266,705
Provision for seniority premiums and severance payments	5		52,362		92,365		(1,381)
Loss on sale of property, plant and equipment	1		11,391		6,389		3,230
Other reserves	—				35,000		54,514
Allowance for doubtful accounts	—		(27)		(305)		57,408
Share in net loss of affiliated companies	(1)		(14,259)		(95,821)		(155,436)
Loss on sale of investment	(1)		(11,310)		(15,847)		(68,616)
Unrealized exchange (gain) loss	14		153,829		(263,041)		(3,844)
Uncollected interest income	2		25,810		--		—
Interest payable	—				5,786		(273)
Long-term provisions	(36)		(387,939)		196,673		153,236

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	(Convenience
	Translation)
	Year Ended
	December 31,	Year Ended December 31,
	2006	2006	2005	2004
	Millions of		(As restated)	(As restated)
	U.S. dollars

Changes in operating assets and liabilities (excluding acquisitions and disposals):
Trade receivables	(24)	(260,753)	(7,661)	11,614
Contract receivables	(80)	(859,752)	74,550	(559,600)
Contract receivables of El Cajón	(166)	(1,789,098)	(3,687,172)	(3,310,499)
Cost and estimated earnings in excess of billings on uncompleted contracts	(104)	(1,123,642)	(320,800)	(307,212)
Other receivables	(111)	(1,196,904)	307,310	678,171
Inventories	(7)	(80,502)	(71,674)	(77,354)
Real estate inventories	(65)	(711,769)	57,993	125,266
Trade accounts payable	62	663,391	10,011	510,422
Other current liabilities	54	586,644	(325,017)	(190,083)
Advances from customers	36	393,567	236,836	648,247

Net cash used in operating activities	(257)	(2,678,545)	(2,258,776)	(2,544,006)

INVESTING ACTIVITIES:
Acquisitions of property, plant and equipment	(68)	(732,199)	(178,858)	(74,614)
Investment in concessions	(42)	(456,286)	(16,543)	(25,249)
Proceeds from sale of property, plant and equipment	9	98,547	36,483	45,058
Investment in affiliated companies	20	217,859	(30,880)	(56,701)
Loan due from to affiliated company	—	(143,901)	137,137	(275,017)
Cash proceeds from sale of investments in affiliated companies	10	109,595	624,326	302,951
Marketable securities	29	305,280	(305,280)
Restricted cash and cash equivalents	29	306,891	440,006	(1,285,978)
Other assets	(13)		—	—)

Net cash (used in) provided by investing activities	(26)	(294,214)	706,391	(1,369,550)

FINANCING ACTIVITIES:
Payments of long-term debt	(7)	(72,251)	(614,570)	(1,767,673)
Proceeds from long-term debt	218	2,355,902	3,183,289	3,970,754
Proceeds from (repayments of) notes payable	(11)	(123,187)	—
Proceeds from short-term debt			121,027	410,027
Payments of short-term debt	78	832,782	(931,424)	(246,695)
Issuance of common stock	6	79,708	2,451,173	361,790

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	(Convenience
	Translation)
	Year Ended
	December 31,	Year Ended December 31,
	2006	2006		2005		2004
	Millions of			(As restated)		(As restated)
	U.S. dollars

Increase (decrease) in minority interest	(25)		(269,601)		99,473		(16,097)
Derivative financial instruments	2		21,046		(74,074)		—

Net cash provided by (used in) financing activities	261		2,824,399		4,234,894		2,712,106

Net (decrease) increase in cash and cash equivalents	(22)		(238,360)		2,682,509		(1,201,450)
Cash and cash equivalents at beginning of the year	391		4,227,752		1,545,243		2,746,693

Cash and cash equivalents at end of the year	$369	Ps.	3,989,392	Ps.	4,227,752	Ps.	1,545,243

Cash paid for:
Interest	Ps.	88,685	Ps.	815,281	Ps.	333,729
Income taxes		77,887		77,261		159,949
Supplemental non-cash investing activity:
Acquisitions of fixed assets on account	Ps.	152,298	Ps.	119,642	Ps.	205,218

(3) Statement of comprehensive income — The Company’s statements of comprehensive income for the years ended December 31, 2006, 2005 and 2004, after giving effect to the U.S. GAAP adjustments described above, are set forth below:

	(Convenience
	Translation)
	Year Ended
	December 31,
	2006	2006		2005		2004
	Millions of
	U.S. dollars

Net income under U.S. GAAP	$43	Ps.	466,687	Ps.	482,131	Ps.	20,313

Other comprehensive income (loss):
Foreign currency translation	(3)		(36,810)		(179,920)		(99,379)
Adjustment for excess of additional liability					16,643		—

Comprehensive income (loss) under U.S. GAAP	$40	Ps.	429,877	Ps.	318,854	Ps.	(79,066)

(4) Earnings per share in accordance with U.S. GAAP — Basic earnings per share is calculated by dividing income available to common stockholders by the weighted average number of shares outstanding during the period. The computation of diluted earnings per share is adjusted to include any potential common shares. Potential common shares include the Company’s stock options under the 2000 stock option plan. Options to purchase 4,160,307 shares in 2004 were not included in the computation of diluted earnings per share for the year ended December 31, 2004 because the effect of such options would be anti-dilutive. The

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

computation and reconciliation of basic and diluted earnings per share for the years ended December 31, 2006, 2005 and 2004, prepared in accordance with U.S. GAAP are as follows:

	Years Ended December 31,
	2006		2005		2004

Basic earnings (loss) per share:	Ps.	1.15	Ps.	1.39	Ps.	0.06

Diluted earnings (loss) per share:	Ps.	1.15	Ps.	1.39	Ps.	0.06

Weighted average shares outstanding (thousands)		404,182		347,127		310,030
Dilutive effects of stock option		815		383		—

Total potential dilutive shares		404,997		347,510		310,030

(5) Stock option plan — As discussed in the MFRS disclosures, the Company established an employee stock option plan in March 2000. During 2004, the stockholders’ determined that no further grants would be made under the plan but that those awards outstanding would keep their original terms through the life of the award. Through December 31, 2006, for purposes of U.S. GAAP, the Company applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (ABP 25) in order to determine compensation cost related to the grant of stock options to employees. On January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment”, using modified prospective application.

On the date of grant of the options, the exercise price of the options was equal to or less than the market price of the stock on the date of grant, resulting in zero intrinsic value under APB 25 and thus, no related compensation expense. On April 16, 2005, the Company’s stockholders held a meeting approving the reduction of the exercise price on past grants to Ps.22.50. This amendment affected the 2002 grant, which was the only grant whose exercise price was greater than Ps.22.50. As a result of this modification to reduce the exercise price of the award, the 2002 grant became subject to variable accounting under Financial Accounting Standards Board Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation”. Accordingly, compensation cost of Ps.1,816 and Ps.2,426 was recognized in the reconciliation of consolidated net income for the years ended December 31, 2005 and 2004, respectively.

All awards granted were vested through 2005 except for the 2003 grant, which vested in April 2006. Accordingly, based on the modified prospective application method required by SFAS No. 123(R), the Company recognized Ps. 1,429 of compensation cost related to the unvested portion of the 2003 award in 2006. Compensation cost was recognized based on the award’s grant-date fair value, which was the fair value previously calculated for purposes of the Company’s pro forma disclosure.

In addition, 1,431,302 and 1,192,455 shares were exercised during 2006 and 2005, for which a cost (and corresponding additional paid-in capital) of Ps. 19,190 and Ps. 4,094, respectively, was recognized under MFRS related to the difference between the fair value of the stock and the exercise price on the date of exercise. For purposes of U.S. GAAP, as compensation cost is recognized over the service period of the employees, no additional compensation cost is recognized upon exercise of the options. Accordingly, such amount is reversed in the reconciliation of consolidated net income in and stockholders’ equity 2006 and 2005. Furthermore, under U.S. GAAP, upon exercise of the options, given that the stock has no par value, the value of common stock is calculated as the amount of cash received from the exercise plus amounts previously credited to additional paid-in capital for services rendered that were charged to compensation cost. The 2002 and 2003 tranches were the only tranches on which compensation cost was recognized under APB 25 and SFAS No. 123(R). During 2005, as none of the options exercised were from the 2002 grant, the amount of common stock recognized under both MFRS and U.S. GAAP was solely represented by the cash proceeds received. During 2006, exercises were made from the 2002 and 2003 tranches; accordingly, the value of common stock was represented by the cash proceeds received from the exercise and the previously recognized

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

compensation expense of Ps. 2,359 for U.S. GAAP purposes is reclassified from additional paid-in capital to common stock.

Prior to the adoption of SFAS No. 123(R), given that the Company followed accounting under APB 25, it was subject to pro forma compensation cost presentation requirements previously required of SFAS No. 123; subsequent to the adoption of SFAS No. 123(R), pro forma information is not required.. Pro forma information previously reported in 2005 and 2004, as well as other additional disclosures required by SFAS No. 123(R) are presented below.

Options outstanding as of December 31, 2006 consist of 1,536,384 options, all with an exercise price of Ps.22.50 and a weighted-average remaining contractual life of 2.9 years. At December 31, 2006, all options have vested. Accordingly, as of December 31, 2006, 2005 and 2004, options exercisable consist of 1,536,384, 424,137 and 297,738 shares, respectively, at a weighted average exercise price of Ps. 22.50 and a weighted-average remaining contractual life at December 31, 2006 of 2.9 years.

The following table reflects the Company’s employee stock option activity from January 1, 2004 through December 31, 2006, and the weighted average exercise prices:

		Weighted Average
	Number of Shares	Exercise Price

Options outstanding at January 1, 2004	4,160,307	22.74
Granted	—
Forfeited	—

Options outstanding at December 31, 2004	4,160,307	22.50
Granted
Forfeited	(1,192,621)	22.50

Options outstanding at December 31, 2005	2,967,686	22.50
Granted	—
Forfeited	—
Exercised	(1,431,302)

Options outstanding at December 31, 2006	(1,536,384)	22.50

The following table illustrates the effect on net income and net income per share under U.S. GAAP as if the Company had applied the fair value recognition provisions of SFAS No. 123(R) at December 31, 2005 and 2004, including the effects of modification accounting as required for the modification of the exercise price on the 2002 grant in 2005 as discussed previously. For purposes of these pro forma disclosures, the estimated fair value of the options is amortized over the options’ vesting period.

	Year Ended December 31,
	2005		2004

Net income under U.S. GAAP	Ps.	482,131	Ps.	20,313
Plus: Compensation cost recognized under APB No. 25		1,816		2,426
Minus: Stock-based employee compensation expense determined using the fair value method		(6,698)		(13,451)

Pro forma net income U.S. GAAP	Ps.	477,249	Ps.	9,288

(6) Valuation and qualifying accounts — Changes in the Company’s valuation and qualifying accounts are outlined in the table below. Rollforward information for the years ended December 31, 2006, 2005 and 2004 for short-term and long-term provisions is included in Note 17 of the MFRS financial statements.

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Additionally, rollforward information for the year ended December 31, 2006, 2005 and 2004, for the allowance for doubtful accounts is included in Note 5 of the MFRS disclosures:

	Balance at		Additions Charged							Balance at
	Beginning of		to Costs and		Inflation					End of
Description	Year		Expenses		Effects		Deductions			Year

Allowance for impairment(1):
Year ended December 31, 2004	Ps.	1,802,405	Ps.	(172,953)	Ps.	(88,929)	Ps.	(464,723	)(2)	Ps.	1,075,800
Year ended December 31, 2005	Ps.	1,075,800	Ps.	—	Ps.	—	Ps.	—		Ps.	1,075,800
Year ended December 31, 2006	Ps.	1,075,800	Ps.	—	Ps.	—	Ps.	—		Ps.	1,075,800
Allowance for obsolete inventory(3)
Year ended December 31, 2004	Ps.	4,822	Ps.	614	Ps.	—	Ps.	(4,430)		Ps.	1.006
Year ended December 31, 2005	Ps.	1,006	Ps.	90,940	Ps.	—	Ps.	—		Ps.	91,946
Year ended December 31, 2006	Ps.	91,946	Ps.	21,635	Ps.	(3,579)	Ps.	—		Ps.	110,002

(1)	Includes impairment losses related to the Company’s property, plant and equipment, investment in concessions and investments in associated companies.

(2)	Represents decreases due to disposals during the year.

(3)	Amounts represent allowance for obsolete material and spare parts inventories as well as reserves for real estate inventories.

30.	New Accounting Principles

When MFRS NIF Series A, which represents the Conceptual Framework described in Note 3, went into effect on January 1, 2006, some of its provisions created divergence with specific MFRS already in effect. Consequently, in March 2006, CINIF issued Interpretation Number 3 (INIF No. 3), “Initial Application of Mexican Financial Reporting Standards”, establishing, that provisions set forth in specific MFRS that have not been amended should be followed until their adaptation to the Conceptual Framework is complete. For example, in 2006, revenues, costs and expenses were not required to be classified as ordinary and non-ordinary in the statement of income and other comprehensive income items in the statement of stockholders’ equity were not required to be reclassified into the statement of income at the time net assets that gave rise to them were realized.

CINIF continues to pursue its objective of moving towards a greater convergence with International Financial Reporting Standards. To this end, on December 22, 2006, it issued the following MFRS, which will become effective for fiscal years beginning on January 1, 2007:

NIF B-3, Statement of Income

NIF B-13, Events Occurring after the Date of the Financial Statements

NIF C-13, Related Parties

NIF D-6, Capitalization of Comprehensive Financing Result

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Some of the significant changes established by these standards are as follows:

NIF B-3, “Statement of Income”, sets the general standards for presenting and structuring the statement of income, the minimum content requirements and general disclosure standards. Consistent with NIF A-5, “Basic Elements of Financial Statements”, NIF B-3 now classifies revenues, costs and expenses, into ordinary and non-ordinary. Ordinary items (even if not frequent) are derived from the primary activities representing an entity’s main source of revenues. Non-ordinary items are derived from activities other than those representing an entity’s main source of revenues. Consequently, the classification of certain transactions as special or extraordinary, according to former NIF B-3, was eliminated. As part of the structure of the statement of income, ordinary items should be presented first and, at a minimum, income or loss should be presented before income taxes, and income or loss should be presented before discontinued operations, if any, and net income or loss. Presenting operating income is neither required nor prohibited by Bulletin B-3. If presented, the line item other income (expense) is presented immediately before operating income. Cost and expense items may be classified by function, by nature, or a combination of both. When classified by function, gross income may be presented. Statutory employee profit sharing should now be presented as an ordinary expense (within other income (expense) pursuant to INIF No. 4 issued in January 2007) and no longer presented within income tax. Special items mentioned in particular MFRS should now be part of other income and expense and items formerly recognized as extraordinary should be part of non-ordinary items.

NIF B-13, “Events Occurring After the Date of the Financial Statements”, requires that for (i) asset and liability restructurings and (ii) creditor waivers of their right to demand payment in case the entity defaults on contractual obligations, occurring in the period between the date of the financial statements and the date of their issuance, only disclosure needs to be included in a note to the financial statements while recognition of these items should take place in the financial statements of the period in which such events take place. Previously, these events were recognized in the financial statements in addition to their disclosure. NIF A-7, “Presentation and Disclosure”, in effect as of January 1, 2006, requires, among other things, that the date on which the issuance of the financial statements is authorized be disclosed as well as the name of authorizing management officer(s) or body (bodies). Bulletin B-13 establishes that if the entity owners or others are empowered to modify the financial statements, such fact should be disclosed. Subsequent approval of the financial statements by the stockholders or other body does not change the subsequent period, which ends when issuance of the financial statements is authorized.

NIF C-13, “Related Parties”, broadens the concept “related parties” to include a) the overall business in which the reporting entity participates; b) close family members of key officers; and c) any fund created in connection with a labor-related compensation plan. NIF C-13 requires the following disclosures: a) the relationship between the controlling and subsidiary entities, regardless of whether or not any intercompany transactions took place during the period; b) that the terms and conditions of consideration paid or received in transactions carried out between related parties are equivalent to those of similar transactions carried out between independent parties and the reporting entity, only if sufficient evidence exists; c) benefits granted to key officers; and d) name of the direct controlling company and, if different, name of the ultimate controlling company. Notes to comparative financial statements of prior periods should disclose the new provisions of NIF C-13.

NIF D-6, “Capitalization of Comprehensive Financing Result”, establishes general capitalization standards that include specific accounting for financing in domestic and foreign currencies or a combination of both. Some of these standards include: a) mandatory capitalization of comprehensive financing cost (“RIF”) directly attributable to the acquisition of qualifying assets; b) in the instance financing in domestic currency is used to acquire assets, yields obtained from temporary investments before the capital expenditure is made are excluded from the amount capitalized; c) exchange gains or losses from foreign currency financing should be capitalized considering the valuation of associated

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

hedging instruments, if any; d) a methodology to calculate capitalizable RIF relating to funds from generic financing; e) regarding land, RIF may be capitalized if development is taking place; and f) conditions that must be met to capitalize RIF, and rules indicating when RIF should no longer be capitalized. The entity may decide on whether to apply provisions of NIF D-6 for periods ending before January 1, 2007, in connection with assets that are in the process of being acquired at the time this NIF goes into effect.

On November 30, 2006, the Interpretations Committee of International Financial Reports issued IFRIC 12, “Agreements for Service Concessions”, which is mandatory beginning on January 1, 2008, although its early application is encouraged. This interpretation deals with the accounting by private sector operators involved in supplying infrastructure assets and services to the public sector, such as schools and highways. The interpretation establishes that for those agreements which fall within this scope, the infrastructure assets are not recognized as property, plant and equipment of the operator; rather, depending on the contract terms, the operator will recognize: (i) a financial asset, whereby an operator constructs or makes improvements to the infrastructure, in which the operator has an unconditional right to receive a specific amount of cash or other financial asset during the contract term; or (ii) an intangible asset, whereby the operator constructs or makes improvements and is allowed to operate the infrastructure for a fixed period after the construction is terminated, in which the future cash flows of the operator have not been specified, because they may vary depending on the use of the asset, and are therefore considered contingent; or (iii) both, a financial asset and an intangible asset, when the return/gain for the operator is provided partially by a financial asset and partially by an intangible asset. This IFRIC establishes that for both the financial asset and the intangible asset, the revenues and costs related to the construction or the improvements are recognized in revenues during the construction phase in accordance with IAS 11 “Construction Contracts of Certain Capital Assets)” (or its equivalent, Bulletin D-7).

The Company believes that this pronouncement is applicable to the concession contracts which it has signed with government agencies. This pronouncement, along with all other recent NIFs mentioned above, is currently being analyzed for implementation in 2007.

United States of America

In June 2006, the FASB issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes”. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is more than 50% likely to be realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. FIN 48 will be effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions under SFAS No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Company does not anticipate the adoption of this new accounting principle will have a material effect on its financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatement in Current

EMPRESAS ICA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Financial Statements”. This standard applies only to companies that are public in the U.S. SAB 108 addresses the process and diversity in practice of quantifying financial statement misstatements and the potential build up of improper amounts on the balance sheet. The Company was required to adopt the provisions of SAB No. 108 in its 2006 financial statements, which such adoption did not affect the Company’s financial position, results of operations or cash flows.

In September of 2006, the FASB issued SFAS No. 157 “Fair Value Measurements”. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for for fiscal years beginning after November 15, 2007. The Company does not anticipate the adoption of this new accounting principle will have a material effect on its financial position, results of operations or cash flows.

In September of 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” — an amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS No. 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, to recognize changes in that funded status in the year in which the changes occur through comprehensive income as well as prescribing additional disclosure requirements. These provisions of this statement were effective for the Company at December 31, 2006. In addition, a company must now measure the fair value of its plan assets and benefit obligations as of the date of its year-end balance sheet. A company is no longer permitted to measure the funded status of its plan(s) by being able to choose a measurement date up to three months prior to year end. This provision within the standard will be effective for the Company’s fiscal year ending after December 31, 2008.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 allows entities to voluntarily choose, at specified election dates, to measure various financial assets and financial liabilities at fair value (the “fair value option”). SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company does not anticipate the adoption of this new accounting principle will have a material effect on its financial position, results of operations or cash flows.

31.	Authorization for issuance of financial statements

On March 23, 2007, the issuance of these financial statements was authorized by Dr. José Luis Guerrero Álvarez, General Director of Empresas ICA, S.A.B. de C.V. subsequent to which additional disclosures related to U.S. GAAP were included. These consolidated financial statements are subject to approval at the ordinary stockholders’ meeting, where they may be modified based on provisions set forth by the Mexican General Corporate Law.

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

We have audited the accompanying balance sheets of Consorcio Dragados ICA Vialpa (DRAVICA) (“Dravica”) as of December 31, 2005, and the related statements of income, changes in joint venturers’ equity (deficit) and cash flows for the years then ended, all expressed in Venezuelan bolivars of purchasing power as of December 31, 2006. Such financial statements are the responsibility of Dravica’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Dravica is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Dravica’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Dravica as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in Venezuela.

Accounting principles generally accepted in Venezuela vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter, as it pertains to Dravica, is described in Note 10 to the accompanying financial statements.

The translation of the financial statement into English have been made solely for the convenience of readers in the United States of America.

As indicated in Note 9 to the financial statements, on January 21, 2003, the Venezuelan Government and the Central Bank of Venezuela agreed to temporarily suspend the trading of foreign currencies in the country. In connection therewith, they have entered into various Exchange Agreements and issued certain related standards that rule the Foreign Currency Management Regime and establish the exchange rate applicable to transactions set forth in such agreements. Dravica has interacted with the corresponding institutions to obtain the foreign currencies required for the payment of its foreign currency liabilities. To the date of this report, the acquisition of foreign currencies necessary for foreign transactions carried out by Dravica in the normal course of its operations, will be dependent upon: (1) the approval of all the requests made to the related institutions; (2) the availability of the respective foreign currencies; and (3) the actions to be taken by Dravica to obtain either the required foreign currencies not requested from the related institutions, or those requests that could be rejected by such institutions; therefore, Dravica does not have sufficient facts in order to determine the effects on the financial statements as of December 31, 2005, if any, that might arise from the final outcome of the aforementioned situations.

LARA MARAMBIO & ASOCIADOS
Member of Deloitte Touche Tohmatsu

Tomás Pueyo Acosta
Caracas, Venezuela

March 20, 2006,

except the updating of all amounts to Venezuelan bolivars of purchasing power of December 31, 2006, as to which the date is June 29, 2007

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

BALANCE SHEETS AS OF DECEMBER 31, 2006 (UNAUDITED) AND 2005
IN THOUSANDS OF BOLIVARS (Bs.)
OF PURCHASING POWER OF DECEMBER 31, 2006

	NOTES	2006		2005

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	3	Bs.	1,941,201	Bs.	8,388,524
Accounts receivable:
C.V.G. Electrificación del Caroní, C.A. (C.V.G. EDELCA)			—		8,672,806
Advances to subcontractors and other			—		361,206
Other accounts receivable			995,371		399,933
Employees			—		67,341

			995,371		9,501,286

Prepaid expenses			7,573		4,355
Equipment held for sale	4		—		1,115,084

Total current assets and total assets		Bs.	2,944,145	Bs.	19,009,249

LIABILITIES AND JOINT VENTURERS’ EQUITY
CURRENT LIABILITIES:
Trade payables		Bs.	1,414,531	Bs.	3,746,778
Payable to Joint Venturers	5		—		11,662,538

			1,414,531		15,409,316
Accrued liabilities	6		—		3,104,712

Total current liabilities			1,414,531		18,514,028

COMMITMENTS AND CONTINGENCIES	10
JOINT VENTURERS’ EQUITY:
Retained earnings			1,529,614		495,221

Total joint venturers’ equity			1,529,614		495,221

TOTAL		Bs.	2,944,145	Bs.	19,009,249

See notes to the financial statements.

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 (UNAUDITED), 2005 AND 2004
IN THOUSANDS OF BOLIVARS (Bs.)
OF PURCHASING POWER OF DECEMBER 31, 2006

	NOTES	2006		2005		2004

CONTRACT REVENUES		Bs.	1,338,867	Bs.	34,937,684	Bs.	200,598,110
					—		—
CONTRACT COSTS AND EXPENSES:					—		—
Direct			80,906		17,202,436		54,221,094
Indirect			(13,150)		418,495		4,552,323
Administrative			—		6,652,146		18,166,857
Depreciation			—		675,016		3,544,248
Interest expense			(226,806)		(1,207,280)		3,460,502

			(159,050)		23,740,813		83,945,024

OPERATING INCOME			1,497,917		11,196,871		116,653,086
FINANCING (COST) INCOME:					—		—
Exchange gain (loss), net			4,030		(24,547,048)		(61,839,028)
Monetary position gain (loss)	9		(467,554)		24,821,272		48,998,549

			(463,524)		274,224		(12,840,479)

OTHER INCOME (EXPENSES)	8		—		862,683		(14,927,738)

NET INCOME		Bs.	1,034,393	Bs.	12,333,778	Bs.	88,884,869

See notes to the financial statements.

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

STATEMENTS OF CHANGES IN JOINT VENTURERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 (UNAUDITED), 2005 AND 2004
IN THOUSANDS OF BOLIVARS (Bs.)
OF PURCHASING POWER OF DECEMBER 31, 2006

BALANCE AS OF DECEMBER 31, 2003 (Unaudited)	Bs.	(284,088,436)
Net income		88,884,869

BALANCE AS OF DECEMBER 31, 2004	Bs.	(195,203,567)
Net income		12,333,778
Deficit replacement		183,365,010

BALANCE AS OF DECEMBER 31, 2005	Bs.	495,221
Net income (unaudited)		1,034,393

BALANCES AS OF DECEMBER 31, 2006 (Unaudited)	Bs.	1,529,614

See notes to the financial statements.

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 (UNAUDITED), 2005 AND 2004 (UNAUDITED)
IN THOUSANDS OF BOLIVARS (Bs.)
OF PURCHASING POWER OF DECEMBER 31, 2006

	2006		2005		2004

OPERATING ACTIVITIES:
Net income before financing (cost) income	Bs.	1,497,917	Bs.	10,852,273	Bs.	105,185,850
Financing (cost) income		(463,524)		1,481,505		(16,300,981)

Net income		1,034,393		12,333,778		88,884,869
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Accrued severance benefits		—		810,328		540,407
Depreciation		—		675,016		3,544,248
Loss for adjustment in liquidation values		—		966,998		—
Loss (gain) on sale of property and equipment		—		162,054		15,791,735
Changes in operating assets and liabilities:
Accounts receivable		8,505,915		123,384,456		(101,095,593)
Inventories		—		1,165,033		2,755,673
Prepaid expenses		(3,218)		56,736		2,246,168
Other assets and deferred charges		—		67,460		617,631
Trade accounts payable		(2,332,247)		(5,307,040)		(19,911,985)
Accrued liabilities		(3,104,712)		(20,339,918)		12,743,714
Advances received		—		(850,322)		(7,545,020)
Payment of severance benefits		—		(1,076,235)		(1,083,580)

Net cash provided by (used in)		4,100,131		112,048,344		(2,511,733)
operating activities

INVESTING ACTIVITIES:
Purchase of property and equipment		—		(10,728)		(20,514)
Equipment held for sale		1,115,084		7,356,141		13,622,712

Net cash provided by investing activities		1,115,084		7,345,413		13,602,198

FINANCING ACTIVITIES:
Bank loans payable		—		(2,568,962)		(24,478,924)
Accounts payable to Joint Venturers		(11,662,538)		(299,709,796)		18,521,714
Payment of long-term debt		—		—		(9,536,972)
Deficit replacement		—		183,365,010		—

Net cash used in financing activities		(11,662,538)		(118,913,748)		(15,494,182)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(6,447,323)		480,009		(4,403,717)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR		8,388,524		7,908,515		12,312,232

CASH AND CASH EQUIVALENTS AT THE END OF YEAR	Bs.	1,941,201	Bs.	8,388,524	Bs.	7,908,515

MONETARY RESULT FOR THE YEAR
CORRESPONDING TO:
Operating activities	Bs.	(11,662,538)	Bs.	(118,913,748)	Bs.	(15,494,182)
Investing activities		—		(2,568,962)		(24,478,924)
Financing activities		(11,662,538)		(299,709,795)		18,521,714
Cash and cash equivalents		(18,109,861)		(118,433,741)		(29,434,871)

	Bs.	(41,434,937)	Bs.	(539,626,246)	Bs.	(50,886,263)

Supplemental disclosure of cash flow information:
INTEREST PAID		—		—		3,114,452

See notes to the financial statements.

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 (UNAUDITED), 2005 AND 2004
IN THOUSANDS OF BOLIVARS (Bs.)
OF PURCHASING POWER OF DECEMBER 31, 2006

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

In August 1997, the Joint Venturers of Consorcio DRAVICA executed construction agreement No. 103-31 with C.V.G. Electrificación del Caroní, C.A. EDELCA (C.V.G. EDELCA), for the construction of the workhouse, concrete dams and spillways, and other supplemental electromechanical equipment related to the Caruachi Project (the “Project”), located over the Caroní River, 59 kilometers downstream from Central Hidroeléctrica “Raúl Leoni” (Guri). The contract price, excluding value-added tax is comprised of Bs. 53,730 million (historical bolivars) and U.S.$158 million, which, when combined, is equivalent to approximately Bs.129,000 million (historical bolivars), using the exchange rate in effect at the date of submittal of the bids (Bs.475.50 to U.S.$1). The construction agreement and the nine addenda entered into set forth the terms and procedures related to insurance, bonds, withholdings, purchase of goods and services, advances, escalatory formulas and contracts, among others.

In October 2004, C.V.G. EDELCA provided provisional acceptance of the work completed to date and, as per contractual terms, the Joint Venture entered into a guarantee period of one year during which the Joint Venture guarantees the equipment installed and civil construction of the hydroelectric plant through October 2006, supported by the guarantee issued by the equipment manufacturer.

DRAVICA has concluded the work requested by C.V.B. EDELCA and is presently engaged in recovering its assets and settling its liabilities.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Translation into English

The accompanying financial statements have been translated from Spanish into English for use outside Venezuela.

Financial statements restated for inflation effects

The financial statements have been restated in conformity with the Statement of Accounting Principles No. 10 (DPC-10), “Standards for the Preparation of Financial Statements Adjusted for Inflation”, adopted by the Joint Venture beginning in 2000. The Joint Venture uses the general price-level method, which sets forth that each item of the financial statements is classified as a monetary or non-monetary item. Monetary assets and liabilities are presented at nominal value. The effect of adjusting monetary asset and liability items for the effects of inflation is included as a monetary position gain or loss in results for the period. Non-monetary items are restated from their origination date through the balance sheet date. Inventories, property and equipment, other assets and accumulated deficit are considered non-monetary assets. Revenues, costs and expenses are restated by applying the respective consumer price indexes to monthly amounts in the accounting records, except for those related to non-monetary items, which are adjusted based on the corresponding assets or liabilities. For restatement purposes, the Joint Venture used the consumer price index published by the Central Bank of Venezuela for the metropolitan area of Caracas.

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

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

As of December 31, 2005, the Joint Venture maintained in outstanding amounts in local banks, included in cash and cash equivalents, U.S.$400 thousand (equivalent to Bs. 860,000 thousand), which yielded annual interest rates ranging from 0.85% to 1%, respectively.

4.	EQUIPMENT HELD FOR SALE

As of December 31, 2005, equipment held for sale is as follows:

Non-operating assets:
Principal machinery	Bs.	512,065
Minor machinery		428,751
Vehicles		1,307
Equipment		172,961

	Bs.	1,115,084

During 2006, 2005 and 2004, the Joint Venture sold equipment held for sale for Bs. 1,115,084 thousand, Bs. 7,518,195 thousand and Bs. 29,414,874 thousand.

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

5.	TRANSACTIONS AND BALANCES WITH JOINT VENTURERS

The Joint Venture is a member of a group of companies that carry out transactions with members of the group and its own Joint Venturers. The most significant transactions carried out with the Joint Venturers during 2005 are as follows (during 2006, no significant transactions were carried out with the Joint Venturers):

Income:
Sale of equipment	Bs.	1,910,540

Expenses:
Interest expense	Bs.	263,437
Expatriates’ professional fees		1,604,359
Fees to Joint Venturers		379,764
Administrative fees		912,192
Technical assistance		1,024
Other		—

	Bs.	3,160,776

The most significant transactions with the Joint Venturers were as follows:

Interest expense:  In accordance with the agreements entered into by DRAVICA and its Joint Venturers, the Joint Venture incurs interest on outstanding loan balances payable to the Joint Venturers, calculated on the balance of outstanding loan balance at the annual London Interbank Offer rate plus 3%. For 2005, financial interests are calculated based on the net balance of distributed earnings to Joint Venturers, taking into consideration contributions and other concepts.

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

As of December 31, 2005 balances payable to Joint Venturers are as follows:

Dragados y Construcciones, S.A.	Bs.	4,746,629
Ingenieros Civiles Asociados, S.A. de C.V.		6,255,891
Constructora Vialpa, S.A.		660,018

	Bs.	11,662,538

On November 24, 2005, upon final delivery of the Project to CVG EDELCA, the calculation of the final invoice amount including the projection of costs and expenses estimated upon final closure of Consorcio Dravica was established. As a result of such, the parties decided to replace the Joint Venture’s accumulated deficit as of December 31, 2005, of Bs. 183,365,010 with accounts payable to Joint Venturers, as per the Executive Committee’s instructions.

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

6.	ACCRUED LIABILITIES

As of December 31, 2005, accrued liabilities are as follows:

Value-added tax	Bs.	771,900
Provision for contingencies		2,037,273
Labor benefits		—
Other		295,539

	Bs.	3,104,712

7.	INCOME TAXES

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

8.	OTHER (EXPENSE) INCOME, NET

During the year ended 2005, due to the substantial progress of the work completed related to the construction agreement, the Joint Venture sold equipment and construction materials previously used in the construction of the Project, which generated a loss of Bs.162,054, respectively, recorded within other (expenses) income, net in the statement of income.

9.	TRANSACTIONS AND BALANCES IN FOREIGN CURRENCY

On February 5, 2003, the Venezuelan Government and the Central Bank of Venezuela through the Ministry of Finances entered into exchange agreements Nos. 1 and 2, establishing regulations for exchange controls in effect in Venezuela since that date. Exchange agreement No. 1 sets forth, among other things, that the central bank of Venezuela shall be the entity in charge of centralizing the purchase and sale of foreign currency, which shall be carried out in accordance with the conditions set forth in the agreement and the requirements, procedures and restrictions set forth by the Foreign Exchange Administration Commission (CADIVI), created by the Government of Venezuela for this purpose. Likewise, this agreement sets forth the general regulations that shall govern exchange transaction for the public sector, private sector, exports, direct foreign investment and other income. Exchange agreement No. 2 sets forth that the exchange rate is to be fixed at Bs.2,150 per U.S.$1.00 for purchases.

On February 6, 2004, the Venezuelan Government and the Central Bank of Venezuela through the Ministry of Finances entered into exchange agreement No. 2, establishing a fixed exchange rate of Bs. 1,915.20 for purchases and Bs.1,920 for sales per U.S.$1.00. Additionally, the agreement establishes, among other items, that purchase and sale of foreign currency whose payment was requested from the Central Bank of Venezuela before the effective date of such agreement shall be liquidated at the exchange rates established in exchange agreement No. 2, dated February 5, 2003 (discussed above) and exchange agreement No. 3, dated February 7, 2003.

In October 2003, DRAVICA registered foreign private debt with CADIVI for U.S.$11,328 thousand. However, as of December 31, 2004, the Joint Venture has not registered the remaining debt, which is currently owed to the Joint Venturers, amounting to U.S.$127,125 thousand. Balances in foreign currencies as of December 31, 2004 are recorded at the official exchange rate of Bs. 1,920 per U.S.$1.00. Balances in foreign currencies as of December 31, 2005 are recorded in bolivars at the exchange rate of Bs. 2,150.

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005, balances in foreign currency are as follows:

In thousands of
U.S. dollars

Assets:
Cash and cash equivalents	2,311
Trade accounts receivable	1,975
Advances to subcontractors and other accounts receivable	71
Other assets	85

Total assets	4,442

Liabilities:
Short-term loans	—
Trade accounts payable	291
Accounts payable to joint venturers	5,424
Accrued liabilities	35
Advances of funds	—

Total liabilities	5,750

Excess of liabilities over assets, net	1,308

10.	COMMITMENTS AND CONTINGENCIES

The Joint Venture executed bonds amounting to U.S.$1,772 thousand and Bs.54,839 thousand in favor of C.V.G. EDELCA, for one year to guarantee the compliance with the provisions of the construction agreement No. 103-31 and its addenda.

As of December, 31, 2005, the Joint Venture was subjected to labor claims filed by ex-employees. In connection therewith, the Joint Venture recorded a provision of Bs.2,037,253 thousand, included in accrued liabilities to cover the estimated liability, which was paid during 2006.

11.

DRAVICA’s financial statements are prepared in accordance with Venezuelan GAAP. Venezuelan GAAP varies in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP). However, the application of U.S. GAAP as it related to DRAVICA, would not have affected DRAVICA’s net income (loss) for the years ended December 31, 2006, 2005 or 2004 or DRAVICA’s equity at December 31, 2006 and 2005.