Form 20-F/A
period 2006-12-31
ICA CORP
filed 2007-09-10
CIK 885012

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
Yes ☐ No ☑

Explanatory Note

This Amendment No. 1 amends our annual report on Form 20-F for the year ended December 31, 2006, which was filed with the Securities and Exchange Commission on July 2, 2007.

Information that has been amended consists of the following:

•	Item 3. Key Information

•	Selected Financial Data (pages 3, 4, 6)

•	Risk Factors (pages 15, 16, 17)

•	Item 4. Information on the Company

•	History and Development of the Company (pages 23, 24)

•	Business Overview (pages 27, 30, 32, 34, 35, 38)

•	Item 5. Operating and Financial Review and Prospects

•	Operating Results (pages 40, 42, 43, 44, 45, 46, 47, 48, 54)

•	Liquidity and Capital Resources (pages 58, 59, 61)

•	Item 7. Major Shareholders and Related Party Transactions

•	Related Party Transactions (page 78)

•	Item 11. Quantitative and Qualitative Disclosures about Market Risks (page 95)

•	Empresas ICA, S.A.B. de C.V. Financial Statements (page F-67)

Except as described above, no other change has been made to the Form 20-F. The filing of this Amendment should not be understood to mean that any statements contained herein have been updated to reflect developments as of any date subsequent to July 2, 2007.

For the convenience of investors, we are presenting this annual report on Form 20-F/A on an amended and restated basis.

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

Unless otherwise noted herein, all share and per share data in this annual report have been adjusted for all periods presented to reflect the 6:1 reverse stock split that we undertook in December 2005, as a result of which each ADS represents 12 CPOs. See “Item 4. Information on the Company — History and Development of the Company — Reverse Stock Split.”

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
	of U.S.
	dollars)(1)

Income Statement Data:
MFRS:
Total revenues	U.S.$	1,982	Ps.	21,395,719	Ps.	19,231,278	Ps.	13,707,074	Ps.	10,362,815	Ps.	9,433,702
Gross profit		285		3,068,379		2,411,782		1,721,476		1,036,458		1,321,766
Selling, general and administrative expense		134		1,450,769		1,309,436		1,175,025		991,833		1,145,270
Operating income		151		1,617,610		1,102,345		546,451		44,625		176,496
Financing cost (income) net		18		187,621		117,332		(13,020)		402,979		514,814
Other (income) expense, net(2)		(5)		(57,319)		(155,559)		16,583		297,893		255,944
Income tax(3)		35		381,564		360,045		533,653		359,650		609,804
Share in income (loss) of affiliated companies		2		21,525		102,139		182,932		(181,093)		(148,778)
Consolidated net income (loss)		92		985,843		782,930		163,020		(1,200,450)		(1,409,587)
Net income (loss) of minority interest		32		340,883		258,678		65,996		(40,594)		153,555
Net income (loss) of majority interest		60		644,960		524,252		97,024		(1,159,856)		(1,563,143)
Basic and diluted earnings (loss) per share of majority interest(5)		0.15		1.60		1.51		0.31		(10.02)		(15.09)
Basic and diluted earnings (loss) per ADS of majority interest(5)		1.78		19.20		18.12		3.72		(120.24)		(181.07)
Weighted average shares outstanding (000s):
Basic and diluted(5)		404,182		404,182		347,127		310,177		115,751		103,594
U.S. GAAP:
Total revenues		1,612		17,411,455		15,221,303		11,506,675		8,246,478		6,391,369
Operating income (loss)(7)		131		1,414,201		816,732		501,356		(60,046)		(377,842)
Income (loss) from continuing operations(4)		43		466,687		482,131		(43,731)		(1,179,360)		(1,596,609)
Income (loss) from discontinued operations(4)		—		—		—		64,044		(27,465)		98,107
Consolidated net income (loss)		43		466,687		482,131		20,313		(1,206,825)		(1,498,502)
Basic earnings (loss) per share from:
Continuing operations(5)		0.11		1.15		1.39		(0.14)		(9.22)		(13.60)
Discontinued operations(5)		—		—		—		0.20		(0.23)		0.84
Basic earnings (loss) per share(5)		0.11		1.15		1.39		0.06		(9.45)		(12.76)
Basic earnings (loss) per ADS(5)		1.28		13.80		16.68		0.72		(113.28)		(153.12)
Diluted earnings (loss) per share from:
Continuing operations		0.11		1.15		1.39		(0.14)		(9.22)		(13.60)
Discontinued operations		—		—		—		0.20		(0.23)		0.84
Diluted earnings (loss) per share(5)		0.11		1.15		1.39		0.06		(9.45)		(12.76)
Diluted earnings (loss) per ADS(5)		1.28		13.80		16.68		0.72		(113.28)		(153.12)
Weighted average shares outstanding (000s):
Basic		404,182		404,182		347,127		310,030		127,869		117,449
Diluted		404,997		404,997		347,510		310,030		127,869		117,449
Balance Sheet Data:
MFRS:
Total assets	U.S.$	3,357	Ps.	36,257,131	Ps.	32,361,618	Ps.	21,705,223	Ps.	17,268,378	Ps.	16,734,378
Long-term debt(8)		674		7,273,864		10,437,196		6,656,148		3,488,559		4,630,615
Capital stock		701		7,568,470		7,727,490		9,467,404		8,938,170		7,066,605

	2006	2006	2005	2004	2003	2002
	(Millions	(Thousands of Mexican pesos, except per share and per ADS data)
	of U.S.
	dollars)(1)

Total stockholders’ equity	1,305	14,092,014	13,405,197	6,309,522	5,781,836	4,543,102
U.S. GAAP:
Total assets	3,100	33,482,950	30,328,576	19,912,410	15,930,676	15,098,572
Long-term debt(8)	674	7,273,864	10,393,245	6,838,578	3,637,776	4,607,967
Capital stock(6)(9)	1,523	16,443,010	16,384,546	13,865,923	13,459,448	11,060,341
Total stockholders’ equity(6)(9)	822	8,860,973	8,626,078	5,766,469	5,436,629	4,225,891
Other Data:
MFRS:
Capital expenditures	136	1,471,079	1,039,404	1,115,994	672,838	196,963
Depreciation and amortization	79	848,914	763,148	965,157	598,145	483,878
Inflation Data:
Change in consumer price index	n/a	4.05	3.33	5.19	3.97	5.70
Restatement factor	n/a	4.49	0.15	3.64	8.95	7.59

(1)	Except share and inflation data. Amounts stated in U.S. dollars as of and for the year ended December 31, 2006 have been translated at a rate of Ps.10.7995 to U.S.$1.00 using the Federal Reserve noon buying rate on December 29, 2006. See “Exchange Rates.”

(2)	Includes for 2005 gain on purchases and sales of investments of Ps.99 million and other income of Ps.55 million relating to gain from sale of claims rights. Includes for 2004 other expense of Ps.33 million relating to severance costs and a Ps.173 million reversal of an impairment charge related to a concession. Includes for 2003 other expense of Ps.51 million relating to severance costs, Ps.132 million in costs associated with the curtailment of the pension plan and Ps.21 million in other income relating to a reversal of an impairment charge related to an investment in property, plant and equipment. Includes for 2002 other expense of Ps.134 million relating to severance costs, and other expense of Ps.90 million from the write-off of recoverable value-added taxes. See, “Item 5. Operating and Financial Review and Prospects — Operating Result — Other Expenses, Net.”

(3)	Effective January 1, 1999, we adopted Bulletin D-4 “Accounting for Income Tax, Tax on Assets and Statutory Employee Profit Sharing.”

(4)	Our construction aggregates and manufacturing segments are reported as discontinued operations as a result of the sale of our interest in subsidiaries engaged in the construction aggregates segment in 2003 and the disposition of our manufacturing segment in 2002.

(5)	Basic earnings (loss) per share and per ADS are based on the weighted average number of shares outstanding during each period and considering twelve shares per ADS. Diluted earnings (loss) per share and per ADS are calculated by giving effect to all potentially dilutive common shares outstanding during the period. See note 29 to our financial statements.

(6)	We adopted in 2006 the recognition and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. The effect of this adoption resulted in a decrease in accumulated other comprehensive income within stockholders’ equity for Ps.256,692, net of income taxes (see note 29 (g)).

(7)	There are differences in the classification of (i) certain expenses recorded under “other expenses (income)” related to severance costs, and the allowance and reversal for impairment of investments in concessions, property, plant and equipment and goodwill and (ii) statutory employee profit sharing. Under MFRS, these expenses are treated as non operating expenses and are not deducted in calculating operating income (loss), whereas under U.S. GAAP these expenses are treated as operating expenses and are deducted in calculating operating income (loss). Such amounts for 2006, 2005, 2004, 2003 and 2002 totaled Ps.216 million, Ps.(55) million, Ps.33 million, Ps.164 million and Ps.216 million, respectively. See note 29 to our financial statements.

(8)	Excluding current portion of long-term debt.

(9)	In the current as well as prior years, the stockholders of the Company approved the reclassification of accumulated losses as well as the portion of the insufficiency from restatement of capital related to inflationary effects against common stock. The Company determined that such applications of losses against common stock are not appropriate under U.S. GAAP. Such difference between MFRS and U.S. GAAP does not affect total stockholders’ equity under U.S. GAAP, but rather reclassifies amounts among stockholders’ equity which are affected by such applications, including retained earnings, cumulative other comprehensive income, common stock, additional paid-in capital and the reserve for the repurchase of shares (see note 29).

The principal differences, other than inflation accounting, between MFRS and U.S. GAAP and their effects upon net income (loss) and total stockholders’ equity are presented below. See note 29 to our financial statements.

	Year Ended December 31,
	2006		2006		2005		2004		2003		2002
	(Millions		(Thousands of Mexican pesos)
	of U.S.
	dollars)(1)

Reconciliation of net income (loss):
Net income (loss) of majority reported under MFRS	U.S.$	60	Ps.	644,960	Ps.	524,252	Ps.	97,024	Ps.	(1,159,856)	Ps.	(1,563,143)
U.S. GAAP adjustments for:
B-15 effect		—		—		(2,208)		2,659		(49,610)		55,514
Deferred income taxes		(8)		(87,069)		50,351		(3,948)		42,825		45,619
Deferred statutory employee profit sharing		(12)		(128,855)		—		—		—		(55,060)
Reversal of low-income housing sales		(5)		(55,288)
Capitalization of financing costs		—		3,058		1,596		69,639		37,973		17,631
Restatement for inflation on foreign sourced fixed assets		(1)		(6,507)		(4,479)		(15,352)		(31,814)		(6,949)
Accrual for severance payments		1		11,013		5,799		(19,287)		(20,606)		—
Exchange loss from Argentine subsidiary		—		—		—		—		—		28,328
Compensation cost on stock option plan		—		(1,429)		(1,816)		(2,426)		—		—
Impairment reversal		1		7,689		5,676		(170,070)		(21,857)		—
Effect of adjustment to labor obligations liability		—		—		—		—		—		(21,246)
Reversal of compensation cost recognized in MFRS upon exercise of option		2		19,190		4,094		—		—		—
Fair value interest rate cap		—		—		(62,251)		62,251		—		—
Minority interest applicable to above adjustments		6		59,925		(38,883)		(177)		(3,879)		804

Net income (loss) under U.S. GAAP		44		466,687		482,131		20,314		(1,206,825)		(1,498,502)

Reconciliation of stockholders’ equity
Total stockholders’ equity reported under MFRS		1,305		14,092,014		13,405,197		6,309,521		5,781,836		4,543,102
B-15 effect		—		—		(37,482)		158,692		249,320		(165,719)
Less minority interest in consolidated subsidiaries included as stockholders’ equity under MFRS		(420)		(4,533,411)		(4,504,111)		(519,497)		(478,177)		(179,574)
U.S. GAAP adjustments for:
Effect on retained earnings from:
Deferred income taxes		(202)		(2,185,977)		(2,098,908)		(2,149,259)		(2,145,311)		(2,188,136)
Deferred statutory employee profit sharing		(33)		(361,682)		(232,827)		(232,826)		(232,826)		(232,826)
Restatement for inflation on foreign sourced fixed assets		(21)		(232,124)		(225,618)		(221,139)		(205,787)		(173,973)
Capitalization of financing costs		(5)		(50,487)		(53,545)		(55,141)		(124,780)		(162,753)
Reversal of low-income housing sales		(5)		(55,288)
Accrual for severance payments		(5)		(69,277)		(80,290)		(86,089)		(66,802)		(45,556)
Gain on sale of foreign subsidiaries		24		260,930		260,930		260,930		260,930		260,930
Reversal of additional paid-in capital recognized in MFRS upon exercise of option		(2)		(23,284)		—		—		—		—
Fair value of interest rate cap		—		—		—		62,251		—		—
Impairment reversal		(17)		(178,562)		(186,251)		(191,926)		(21,857)

	Year Ended December 31,
	2006		2006		2005		2004		2003		2002
	(Millions		(Thousands of Mexican pesos)
	of U.S.
	dollars)(1)

Reversal of compensation cost recognized in MFRS upon exercise of option		2		23,284		2,278		—		—		—
Effect on insufficiency from restatement of capital and accumulated other comprehensive income related to:
Deferred income taxes		199		2,153,149		2,158,253		2,190,259		2,179,213		2,181,465
Deferred statutory employee profit sharing		8		81,754		81,754		81,754		81,754		81,754
Restatement for inflation on foreign sourced fixed assets		20		219,329		219,329		219,329		219,329		219,329
Gain on sale of foreign subsidiaries		(24)		(260,930)		(260,930)		(260,930)		(260,930)		(260,930)
Adjustment for excess of additional minimum liability		2		16,643		16,643		—		—		—
Adjustment to initially apply SFAS No. 158, net of tax		(24)		(256,692)		—		—		—		—
Minority interest applicable to above adjustments		21		221,584		161,658		200,540		200,716		204,524

Stockholders’ equity under U.S. GAAP	U.S.$	822	Ps.	8,860,973	Ps.	8,626,078	Ps.	5,766,469	Ps.	5,436,629	Ps.	4,225,891

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

Several years ago, we suffered recurring losses. We reported an operating loss of Ps.920 million in 2001, and net losses of Ps.1,200 million in 2003, Ps.1,409 million in 2002 and Ps.5,084 million in 2001. In 2006, 2005 and 2004, we reported both operating income and net income. Our long-term profitability is dependent in significant part on our ability to implement more selective contracting practices and productivity improvements, as well as various factors outside of our control, such as Mexican public sector spending on infrastructure, the demand for construction services, the cost of materials such as steel and cement, prevailing financing conditions and availability, and exchange and interest rates. There can be no assurance that we will be able to effectively implement more selective contracting practices and other productivity improvements, obtain financing on favorable terms, or that these various factors will not have an adverse effect on our financial condition or results of operations.

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

GACN operates its airports under concessions, the terms of which are regulated by the Mexican government. As with most airports in other countries, GACN’s aeronautical fees charged to airlines and passengers are regulated. In 2004, 2005 and 2006, approximately 81.21%, 80.56% and 81.25%, respectively, of GACN’s total revenues were earned from aeronautical services, which are subject to price regulation. These regulations may limit our flexibility in operating GACN’s aeronautical activities, which could have a material adverse effect on GACN’s business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to GACN’s operations and that affect its profitability are authorized (as in the case of its master development programs) or established (as in the case of its maximum rates) by the Ministry of Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability to unilaterally change GACN’s obligations (such as the investment obligations under its master development programs or the obligation under its concessions to provide a public service) or increase its maximum rates applicable under those regulations should passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of GACN’s revenues to be regulated, which could limit GACN’s flexibility in setting prices for additional sources of revenues that are not currently subject to any restriction.

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

Parties purporting to be former owners of land comprising a portion of GACN’s Ciudad Juarez International Airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government. As an alternative to recovery of this land, the claimants also sought monetary damages of U.S.$120 million. On May 18, 2005, a Mexican court ordered GACN to return the disputed land to the plaintiffs. An appellate court later vacated the May 18, 2005 court order, nullified the underlying legal proceeding and dismissed the plaintiffs’ claim without prejudice. The appellate decision was based upon Mexican constitutional provisions and the terms of our concessions. On November 28, 2006, against the appellate court order, the plaintiffs filed a new constitutional claim or juicio de amparo, which is pending resolution. In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or otherwise adverse to GACN, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for GACN’s use, which we believe the terms of our concessions would require, GACN’s concession to operate the Ciudad Juarez Airport would terminate. In 2005 and 2006, the Ciudad Juarez International Airport represented 5.6% and 5.4%, respectively, of GACN’s revenue. Although we believe, and GACN has been advised by the Ministry of Communications and Transportation that, under the terms of GACN’s concessions the termination of its Ciudad Juarez concession would not affect the validity of its remaining airport concessions and that the Mexican federal government would be obligated to indemnify GACN against any monetary or other damages resulting from the termination of its Ciudad Juarez concession or a definitive resolution of the matter in favor of the plaintiffs, there can be no assurance that GACN would be so indemnified.

Most of the shares of GACN owned by our subsidiary Aeroinvest, are subject to foreclosure if Aeroinvest defaults on certain loans.

In December 2005, Aeroinvest, our subsidiary, entered into a credit agreement in the amount of U.S.$125 million with WestLB AG. In September 2006, it entered into a second credit agreement in the amount of U.S.$15 million with WestLB AG, which was later amended and transferred to Halkin Finance PLC, as lender, to increase the principal amount of the second credit agreement to U.S.$55 million. The second credit agreement was increased in 2007 to U.S.$91 million, which resulted in a total facility of U.S.$216 million. The funds from the facility were used primarily to finance the acquisition by Aeroinvest of

35.3% of the capital stock of GACN in the form of series “B” shares from the Mexican government, and an additional 2% of the capital stock of GACN in the form of series “B” shares by Servicios de Tecnologia Aeroportuaria, S.A. de C.V., or SETA. Under the conditions of the facility, GACN is not liable for the payment of any amounts due under the facility nor will GACN be liable for the proposed refinancing. Aeroinvest subsequently purchased additional series “B” shares representing 0.74% of the capital stock of GACN.

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

In January 2007, we signed an agreement to purchase 39% of the shares of the environmental services company Proactiva Medio Ambiente Mexico, S.A. de C.V., or PMA Mexico. PMA Mexico operates municipal potable water treatment and supply, sewage, wastewater treatment, sanitary landfills, solid waste management and hazardous waste managements systems through service contracts and concessions. PMA Mexico was previously known as Consorcio Internacional del Medio Ambiente, S.A. de C.V., or CIMA, and was established as a 50%-50% joint venture with Proactiva Medio Ambiente. In 2004, we sold all but 10% of our interest in CIMA for Ps.306 million nominal value (U.S.$27.4 million). Given our increased focus on infrastructure operations, the shares were repurchased from Proactiva Medio Ambiente and as of March 31, 2007, we hold 49% of PMA Mexico and Proactiva Medio Ambiente holds 51%.

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

The following table sets forth our capital spending for each year in the three-year period ended December 31, 2006.

	Year Ended December 31,
	2006		2006		2005		2004
	(Millions of		(Millions of Mexican pesos)
	U.S. dollars)

Construction:
Civil	U.S.$	38	Ps.	412	Ps.	181	Ps.	781
Industrial		3		30		155		173
Rodio Kronsa		6		69		100		125

Total		47		511		436		1,079
Infrastructure		84		908		558		28
Airports		40		436		—		—
Other Concessions		44		472		558		28
Total		131		1,419		994		1,108

Housing Development		2		17		26		7
Corporate and Other		3		36		20		1

Total	U.S.$	136	Ps.	1,472	Ps.	1,040	Ps.	1,116

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

Asset Divestitures

Our non-core asset divestment program was approved by our board of directors in 1999 and ratified by our shareholders in 2000. We completed this program in 2006. As part of our non-core asset divestment program, we created a working group that reported to our chief financial officer, and that oversaw major divestitures across our business segments. The working group’s responsibilities included coordinating the efforts of our various internal business segments and our legal and finance departments, as well as supervising any external advisors or brokers who were required for a particular transaction. Prior to any sale of an asset, we conducted a due diligence investigation in order to assess such asset’s condition and to prepare the asset for sale. Depending on the size and characteristics of the asset to be sold, we retained qualified brokers or financial advisors to participate in the process of valuing the asset, identifying potential buyers for the asset, negotiating the sale of the asset and closing the transaction. Our executive committee approved all sales within the non-core asset divestment program. From its inception in 1999 to its completion in 2006, we estimate our non-core asset divestiture program resulted in net proceeds to us of U.S.$820 million.

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

Raw Materials

The principal raw materials we require for our construction operations are cement, construction aggregates and steel. In our Civil Construction division, raw materials accounted for Ps.1,630 million, or 9%, of our costs of sales in 2006, Ps.840 million, or 5%, of our cost of sales in 2005 and Ps.603 million, or 5%, of our cost of sales in 2004. In our Industrial Construction division raw materials accounted for Ps.2,883 million, or 16%, of our costs of sales in 2006, Ps.3,236 million, or 19%, of our cost of sales in 2005 and Ps.1,575 million, or 13%, of our cost of sales in 2004.

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

In October 2004, our joint venture with Fluor, ICA-Fluor, entered into a contract with Pemex for the reconfiguration of Package II of the Minatitlan refinery project, including auxiliary services, wastewater treatment and integration works at the facility. Package II of the Minatitlan refinery project was valued at Ps.8,319 million at December 31, 2006. We expect to complete this project in 2008. The project was awarded pursuant to a mixed price contract in which a portion of the contract involves fixed prices and, for the balance, unit prices. ICA-Fluor will receive payment from Pemex for construction services over the life of the contract, as we reach certain contractual milestones. ICA-Fluor posted a guarantee in the amount of U.S.$70 million for the value of certain works to be completed on Package II of the Minatitlan refinery project, which was obtained through an unsecured letter of credit.

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

We were awarded contracts totaling Ps.13,335 million (approximately U.S.$1,235 million) in 2006. See note 8 to our financial statements. Three projects represented approximately half of our backlog at December 31, 2006. Package II of the Minatitlan refinery project accounted for Ps.2,765 million, or 30% of our total backlog as of December 31, 2006. This project is expected to be completed in 2008. In addition, we started work on a hospital for the Mexican Navy (Secretaria de Marina), which will be completed in 2008. As of December 31, 2006, the hospital accounted for Ps.968 million, or 10%, of our construction backlog. We also began work on the Cayo Arcas offshore housing platform for Pemex in 2007, which will be completed in 2008 and which accounted for approximately Ps.968 million, or 10% of our backlog as of December 31, 2006.

In 2004, we entered into a contract for the construction of Package II of the Minatitlan project and recorded Ps.8,319 million of backlog in 2004 associated with this project. Our backlog in 2004 reflected the full value of this contract, which resulted in a higher backlog in 2004, as compared to 2005 and 2006.

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

The following table provides summary data for each of the 13 airports for the year ended December 31, 2006:

	Year Ended December 31, 2006
					Revenues per
	Terminal				terminal
Airport	Passengers		Revenues		passenger(1)
	Number (In millions)%		(Millions of pesos)%		(Pesos)

Metropolitan area:
Monterrey International Airport	5.3	44.6%	719.9	44.2%	135.8

Tourist destinations:
Acapulco International Airport	1.0	8.4%	139.6	8.5%	139.6
Mazatlan International Airport	0.8	7.0%	123.7	7.5%	154.6
Zihuatanejo International Airport	0.7	5.8%	90.9	5.5%	129.9

Total tourist destinations	2.5	21.2%	354.2	21.6%	141.7

Regional cities:
Chihuahua International Airport	0.7	5.6%	96.0	5.9%	137.1
Culiacan International Airport	0.8	7.2%	111.1	6.8%	138.9
Durango International Airport	0.2	2.0%	36.0	2.2%	180.0
San Luis Potosi International Airport	0.2	1.9%	40.6	2.5%	203.0
Tampico International Airport	0.5	4.1%	64.9	4.0%	129.8
Torreon International Airport	0.4	3.5%	57.4	3.5%	143.5
Zacatecas International Airport	0.3	2.8%	47.1	2.9%	157.0

Total regional destinations	3.2	27.1%	453.1	27.6%	141.6

Border cities:
Ciudad Juarez International Airport	0.7	5.9%	87.7	5.3%	125.3
Reynosa International Airport	0.1	1.2%	24.8	1.5%	249.0

Total border city destinations	0.8	7.1%	112.5	6.9%	140.8

TOTAL:	11.8	100.0%	1,639.7	100.0%	139.0

(1)	Revenues per terminal passenger are calculated by dividing the total revenues for each airport by the number of terminal passengers for each airport.

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

The following table sets forth certain information regarding the highway, bridge and tunnel concessions in which we currently participate:

						Concessionaire’s
					% of	Net Investment			% Total
			Concession	% Ownership	Construction	in Concession			Investment
		Date of	Term	of	Performed	(Millions of			Provided by
Concession	Kilometers	Concession	(Years)	Concessionaire(1)	by ICA	Mexican pesos)(2)			ICA(3)

San Martin-Tlaxcala-El Molinito highway	25.5	1991	25.5	20%	10%	Ps.	28		8%
Acapulco tunnel	2.9	1994	40.0	100	100		662		—
Corredor Sur highway (Panama)	19.5	1995	30.0	100	100		2,133	(3)	24
Irapuato — La Piedad highway	74.32	2005	20.0	100	100		468		23
Queretaro — Irapuato highway	92.98	2006	20.0	100	100		14		—

(1)	Does not take into account the Mexican federal or local governments’ “sub-equity” contributions.

(2)	Represents each concessionaire’s investment in the applicable concession, net of depreciation and revaluation of assets. For a description of the revaluation of assets, see note 12 to our financial statements.

(3)	Represents the percentage of the total gross investment in each concession (including the government’s sub-equity contributions) provided by us whether in the form of equity, debt or in-kind contributions. Net investment does not reflect certain development costs, expenses associated with our negotiations with the Panamanian Ministry of Public Works and certain other costs. See “— Corredor Sur.”

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

Corredor Sur.  In 1995, the Panamanian Ministry of Public Works awarded ICA Panama, S.A. our wholly-owned subsidiary, a 30-year concession for the construction, operation and maintenance of the Corredor Sur highway, a four-lane, 19.8 kilometer highway. The first segment of the highway opened in August 1999 and the final segment opened in February 2000.

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

Approximately 7% of our backlog as of December 31, 2006 related to projects outside Mexico (as compared to 6% as of December 31, 2005) and approximately 61% of our backlog as of December 31, 2006 was denominated in foreign currencies (principally U.S. dollars) (as compared to 74% as of December 31, 2005).

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

After several years of experiencing net losses, we realized net income of majority interest of Ps.645 million in 2006, Ps.524 million in 2005 and Ps.97 million in 2004. Our return to profitability has improved our liquidity position. In addition, we refinanced certain of our indebtedness on more favorable terms in the second quarter of 2005. Specifically, we refinanced Ps.284 million of our debt relating to the Acapulco Tunnel and U.S.$52 million of our debt relating to Corredor Sur. We also repaid all of the outstanding debt of Empresas ICA, S.A.B. de C.V., our holding company (U.S.$44 million), and the outstanding amount under the Inversora Bursatil S.A.B. de C.V., Casa de Bolsa Inbursa, secured credit facility (Ps.389 million), which allowed us to obtain the release of the assets pledged to the lender under this credit facility. We believe that these refinancings, which have provided us with U.S.$106 million in cash for future investments, have strengthened our financial condition.

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

Operating income reflects interest expense attributable to the El Cajon hydroelectric project and the construction of a drilling platform for Pemex, which are reported as cost of sales in the Civil Construction and the Industrial Construction divisions, respectively. During 2006, 2005 and 2004, Ps.463 million, Ps.473 million and Ps.271 million, respectively, of cost of sales in the Civil Construction division consisted of financing costs related to the El Cajon hydroelectric project.

Construction

Civil Construction

The following table sets forth the revenues and operating income of the Civil Construction division for each of the years in the three-year period ended December 31, 2006.

	Year Ended December 31,
	2006		2005		2004
	(Millions of Mexican pesos)

Revenues	Ps.	8,677	Ps.	7,360	Ps.	4,765
Operating income		263		466		290
Operating margin		3%		6%		6%

Revenues.  The Civil Construction division’s revenues increased by 18% to Ps.8,677 million in 2006 from Ps.7,360 million in 2005. This increase mainly related to work performed on the construction of a new terminal in the Mexico City International Airport (Ps.2,903 million), the construction of the El Cajon

Hydroelectric project (Ps.1,618 million) and the construction of the Cachamay Stadium in Venezuela (Ps.440 million).

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

Financing costs related to the El Cajon hydroelectric project represented Ps.463 million of the cost of sales of the Civil Construction division during 2006, Ps.473 million of this division’s cost of sales during 2005 and Ps.273 million of this division’s cost of sales during 2004.

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

	Year Ended December 31,
	2006		2005		2004
	(Millions of Mexican pesos)

Revenues
CPC	Ps.	27	Ps.	24	Ps.	1
Rodio Kronsa		1,532		2,412		2,543

Total	Ps.	1,559	Ps.	2,436	Ps.	2,544

Operating income (loss)
CPC	Ps.	(3)	Ps.	(11)	Ps.	2
Rodio Kronsa		78		77		91

Total	Ps.	75	Ps.	66	Ps.	93

Operating margin		5%		3%		4%

Revenues.  Rodio Kronsa’s revenues decreased by 36% to Ps.1,532 million in 2006 from Ps.2,412 million in 2005. This change was primarily due to the change to proportional (50%) consolidation of Rodio Kronsa beginning in 2006. The decrease in revenues by 5% in 2005 from Ps.2,543 million in 2004 was primarily due to a decrease in the volume of construction work Rodio Kronsa performed.

Operating Income.  Rodio Kronsa’s operating income increased by 1% to Ps.78 million in 2006 from Ps.77 million in 2005. Operating income increased as a result of the change to proportional (50%) consolidation Rodio Kronsa beginning in 2006.

The Rodio Kronsa division’s operating income decreased by 15% to Ps.77 million in 2005 from Ps.91 million in 2004. Operating income decreased as a result of relatively lower margins in projects under construction as well as the decrease in revenues.

CPC was adversely affected by the Argentine economic crisis. As a result, we previously substantially reduced the scope of CPC’s operations. On January 21, 2004, Techint assumed CPC’s rights and obligations under the contract for the construction of the Caracoles-Punta Negra hydroelectric project. CPC was sold to a local investor in the first quarter of 2007.

Construction Backlog

The following table sets forth, at the dates indicated, our backlog of construction contracts.

	As of December 31,
	2006		2006		2005		2004
	(Millions of U.S. dollars)		(Millions of Mexican pesos)

Construction
Civil	U.S.$	371	Ps.	4,010	Ps.	4.576	Ps.	6,655
Industrial		454		4,908		8,892		14,927
Rodio Kronsa		31		337		840		727

Total	U.S.$	856	Ps.	9,255	Ps.	14,308	Ps.	22,309

Backlog at December 31, 2006 decreased to Ps.9,255 million compared to Ps.14,308 million at December 31, 2005, primarily due to the postponement of certain projects in the public sector due to the change of government. Backlog at December 31, 2004 was Ps.22,309 million. The decrease in 2005 was due to lower levels of backlog associated with the Package II of the Minatitlan refinery project due to the significant volume of work performed on this project during 2005.

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

Revenues.  The Corporate and Other segment’s revenues decreased to Ps.41 million in 2006 primarily as a consequence of a decrease in real estate sales from 2005 to 2006. This segment’s revenues decreased from Ps.220 million in 2004 to Ps.17 million in 2005 primarily as a consequence of the divestment of Alsur.

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

Financing Cost, Net

The following table sets forth the components of our comprehensive financing results for each year in the three-year period ended December 31, 2006.

	Year Ended December 31,
	2006		2005		2004
	(Millions of Mexican pesos)

Interest expense(1)	Ps.	668	Ps.	468	Ps.	335
Interest income		434		364		255
Exchange gain (loss), net		36		(7)		30
Gain (loss) on monetary position		11		(6)		63

Financing income (cost), net	Ps.	(187)	Ps.	(117)	Ps.	13

(1)	Does not include interest expense attributable to the El Cajon hydroelectric project and the drilling platforms for Pemex for which we obtained bank loans to finance working capital. Interest expense on these projects is reported as a part of cost of sales in Civil and Industrial Construction. During 2006, 2005 and 2004, Ps.463 million, Ps.473 million and Ps.273 million, respectively, of cost of sales in the Civil Construction division consisted of financing costs related to the El Cajon hydroelectric project, respectively.

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

Our total debt increased to Ps.13,475 million at December 31, 2006, compared to Ps.10,976 million at December 31, 2005, as a result of increased debt incurred in connection with the Irapuato-La Piedad modernization project, the acquisition of shares in GACN and for increased working capital needs for projects in the new terminal of the Mexico City International Airport. At December 31, 2006, we had no corporate debt (which we define as debt at the parent company level). In 2006, debt increased by Ps.2,499 million, of which Ps.762 million was related to El Cajon and Ps.1,737 million was related to other debt.

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

In 2005, our net other income was Ps.155 million, compared with net other expenses of Ps.17 million in 2004. The improvement in 2005 was principally due a net gain of Ps.56 million related to the sale of our 40% equity in CIMA and a net gain of Ps.55 million related to the sale of litigious rights. These gains were partially offset by losses incurred in connection with the sale of property, plant and equipment.

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

Recognition of the loss from impairment under U.S. GAAP differs from that established by Bulletin C-15, “Impairment of Long-Lived Assets and Their Disposal.” Under U.S. GAAP, SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets,” requires that in the presence of certain events and circumstances, we review long-lived assets for impairment. An impairment loss under SFAS No. 144 is calculated as the difference between the fair value and the carrying value of the long-lived asset. However, an impairment loss is only recognized when it is determined that the long-lived asset is not recoverable. A long-

lived asset is not recoverable when the estimated future undiscounted cash flows expected to result from the use of the asset are less that the carrying value of the asset.

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

Long-Lived Assets

During 2004, we performed impairment analyses on our investments in concessions and other long-lived assets in conformity with Bulletin C-15, considering the usage value or sales price. We recorded a net impairment loss for accounting purposes of Ps.57,033 thousand, which is included in the consolidated statement of operations under the caption other expenses, net. No impairments or adjustments to the carrying value of other significant long-lived assets were made in 2006 or 2005.

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

As of March 31, 2007, we had net working capital (current assets less current liabilities) of Ps.7,702 million. We had net working capital of Ps.9,523 million as of December 31, 2006 as compared to net working capital of Ps.4,897 million as of December 31, 2005 and a net working capital of Ps.1,782 million as of December 31, 2004. Our net working capital as of December 31, 2005, December 31, 2006 and March 31, 2007 included Ps.1,786 million, Ps.1,888 million and Ps.1,923 million, respectively, of net working capital from GACN, which we began to consolidate in December 2005. The increase in net working capital from December 31, 2005 to December 31, 2006 was primarily attributable to the reclassification of accounts receivable of El Cajon Hydroelectric project from long-term receivables to short-term receivables, given their expected (and actual) receipt in 2007. The increase in net working capital from December 31, 2004 to December 31, 2005 was primarily attributable to the consolidation of GACN’s balance sheet in 2005, an increase in our cash position and a reduction in short-term debt, which was partially offset by a decrease in other receivables. We believe that our working capital is sufficient to meet our requirements in connection with work we currently intend to carry out in the near future.

Our cash and cash equivalents were Ps.5,109 million as of December 31, 2006, as compared to Ps.6,545 million as of December 31, 2005 and Ps.3,704 million as of December 31, 2004. Of our cash and cash equivalents as of December 31, 2006, Ps.1,612 million was attributable to the consolidation of GACN’s balance sheet in December 2005. At December 31, 2006, we had a current ratio (current assets over current liabilities) of 1.68, as compared to a current ratio of 1.64 at December 31, 2005. As of March 31, 2007, we had a current ratio of 1.74.

Cash and cash equivalents at year-end 2006 included:

•	Ps.1,612 million of cash and cash equivalents (representing 36% of our cash and cash equivalents) held by GACN;
•	Ps.1,374 million of cash and cash equivalents (representing 27% of our cash and cash equivalents) held by ICA-Fluor;
•	Ps.264 million of cash and cash equivalents (representing 7.4% of our cash and cash equivalents) held by CIISA;
•	Ps.59 million of cash and cash equivalents (representing 1% of our cash and cash equivalents) held by Rodio.

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

We used Ps.2,661 million for operating activities during 2006, as compared to Ps.849 million in 2005 and Ps.1,861 million in 2004.

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

The El Cajon hydroelectric project generated Ps.1,618 million, Ps.4,301 million and Ps.3,206 million of revenue, or 8%, 22% and 23% of total revenue, in 2006, 2005 and 2004, respectively. The El Cajon hydroelectric project represents a substantial portion of our receivables and our indebtedness. At December 31, 2006, we had Ps.9,318 million in contract receivables and Ps.7,170 million of debt on our balance sheet relating to the El Cajon hydroelectric project.

As of March 31, 2007, some of our assets were pledged to issuers of letters of credit and under other credit arrangements. These assets are pledged to a number of banks, including: WestLB AG, Norddeutsche Landesbank Girozentrale and Banco Santander. The assets we have pledged include series “B” shares in GACN representing 36.04% of GACN’s capital stock held by Aeroinvest; construction machinery and equipment owned by Ingenieros Civiles Asociados, S.A. de C.V. (a construction subsidiary); and the portion of cash flow that represents free cash flow from Corredor Sur and Acapulco tunnel. As guarantee and collateral for a refinancing of an existing facility agreed upon with Merrill Lynch, we have assigned our economic and corporate interest in our series “B” shares of GACN, consisting of 36.04% of GACN’s capital stock, and in our 74.5% ownership of SETA. Under the refinancing, Aeroinvest will retain the right to vote at all times prior to failing to make a required payment. We expect that most of the assets securing letters of credit will remain pledged until the letters of credit secured by these assets expire. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these banks and our ability to incur further debt (whether secured or unsecured) is limited. At March 31, 2007, we had unrestricted access to Ps.920 million of our cash and cash equivalents, compared to Ps.1,519 million at December 31, 2006.

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

In 2006, our debt service obligations (principal and interest) totaled Ps.1,470 million for debt denominated in pesos and U.S dollars. As of December 31, 2006, our net debt (interest paying debt less cash and cash equivalents) was Ps.8,367 million. As of March 31, 2007 our net debt decreased to Ps.4,782 million due to the first payment from the CFE on the El Cajon hydroelectric project.

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

The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Current Corporate Governance Practices

Director Independence. Majority of board of directors must be independent. §303A.01	Pursuant to the Mexican Securities Market Law and our bylaws, our shareholders are required to appoint a board of directors of between five and twenty-one members, 25% of whom must be independent within the meaning of the Mexican Securities Market Law, which differs from the definition of independent under the rules of the New York Stock Exchange.

NYSE Standards	Our Current Corporate Governance Practices

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

A director is not independent if such director is:	Under Article 26 is of the Mexican Securities Market Law, a director is not independent if such director is:

(i) a person who the board determines has a material direct or indirect relationship with the company, its parent or a consolidated subsidiary;	(i) an employee or officer of the company (one-year cooling off period);

(ii) an employee, or an immediate family member of an executive officer, of the company, its parent or a consolidated subsidiary, other than employment as interim chairman or CEO;	(ii) a shareholder that, without being an employee or officer of the company, has influence or authority over the company’s officers;

(iii) a person who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the company, its parent or a consolidated subsidiary, other than director and committee fees or deferred compensation for prior services only (and other than compensation for service as interim chairman or CEO or received by an immediate family member for service as a non-executive employee);	(iii) a partner or employee of a consultant or adviser, to the company or its affiliates, where the income from the company represents 10% or more of the overall income of such consultant or adviser;

(iv) a person who is affiliated with or employed, or whose immediate family member is affiliated with or employed in a professional capacity, by a present or former internal or external auditor of the company, its parent or a consolidated subsidiary;	(iv) an important client, supplier, debtor or creditor (or a partner, director or employee thereof). A client and supplier is considered important when its sales to or purchases from the company represent more than 10% of the client’s or supplier’s total sales or purchases. A debtor or creditor is considered important whenever the aggregate amount of the relevant loan represents more than 15% of the debtor’s, creditor’s or the company’s aggregate assets;

(v) an executive officer, or an immediate family member of an executive officer, of another company whose compensation committee’s membership	(v) an employee of a non-profit entity that receives material contributions from the company that

NYSE Standards	Our Current Corporate Governance Practices

includes an executive officer of the listed company, its parent or a consolidated subsidiary; or	represent more than 15% of the total contributions received by the entity; or

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

Our audit committee complies with the requirements of the Mexican Securities Market Law and has the following attributes:

• Our audit committee operates pursuant to a written charter adopted by the audit committee and approved by our board of directors.

NYSE Standards	Our Current Corporate Governance Practices

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

• providing an opinion on the nomination of the chief executive officer,

• assessing the performance of our senior management,

• providing an opinion on related party transactions,

• providing an opinion on compensation proposals for senior management and

• reviewing certain exemptive actions of the board of directors.

NYSE Standards	Our Current Corporate Governance Practices

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05	The corporate practices committee provides an opinion on compensation proposals for senior management pursuant to the provisions of the Mexican Securities Market Law.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §303A.08	Our current equity compensation plans have been approved by our shareholders at shareholder meetings in accordance with Mexican law.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. We are required by Item 16B of this Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions.

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

RELATED PARTY TRANSACTIONS

El Cajon Letters of Credit; Sale of SETA

In December 2005, we exercised our option to repurchase the 60% interest in Aeroinvest from Controladora Andrea J, S.A. de C.V., the company owned by Mr. Quintana and his family, for Ps.212 million (U.S.$19.3 million), generating a gain of Ps.65 million, which we recorded as other income. All of the ownership interests owned by the Quintana family were purchased in this transaction, which was approved by our audit committee in November 2005. The option to repurchase our interest in Aeroinvest related to the Quintana family’s guarantying U.S.$15 million in performance bonds and letters of credit required for the El Cajon hydroelectric project.

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2006 we had outstanding approximately Ps.13,475 million of indebtedness, of which 18% bore interest at fixed interest rates, and 82% bore interest at floating rates of interest. At December 31, 2005 we had outstanding approximately Ps.10,976 million of indebtedness, of which 23% bore interest at fixed interest rates and 77% bore interest at floating rates of interest. The interest rate on our variable rate debt is determined by reference to the London inter-bank offered rate and the TIIE (the Mexican interbank rate).

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

			Total Number of	Maximum Number
			Shares Purchased as	Shares that May
	Total Number		Part of Publicly	Yet be Purchased
	of Shares	Average Price	Announced Plans	Under the Plans
2006	Purchased	Paid per Share	or Programs	or Programs

January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—

Total	—	—	—	—

PART III

Item 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of this Item.

Item 18.	Financial Statements

Reference is made to pages F-1 to F-77 and G-1 to G-11 of this annual report.

Item 19.	Exhibits

1.1	Amended and restated bylaws (estatutos sociales) of Empresas ICA, S.A.B. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006, as amended, filed on July 2, 2007) (File No. 1-11080).
1.2	Amended and restated bylaws (estatutos sociales) of ICA-Fluor, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File No. 1-11080).
2.1	Deposit Agreement dated April 1, 1992, as amended and restated as of June 30, 1997, among Empresas ICA Sociedad Controladora, S.A. De C.V. (currently Empresas ICA, S.A.B. de C.V.), the Bank of New York, as Depositary and Holders of American Depositary Receipts (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File No. 1-11080).
2.2	Credit Agreement dated February 26, 2004, between Constructora Internacional de Infraestructura, S.A. de C.V., as Borrower and WestLB AG, New York Branch, as Facility Administrative Agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.3	Common Agreement dated February 26, 2004, between Constructora Internacional de Infraestructura, S.A. de C.V., as Borrower, WestLB AG, New York Branch, as Intercreditor Agent and Facility Administrative Agent, Citibank, N.A., as Note Trustee, Banco Santander Central Hispano, S.A., New York Branch, as Offshore Collateral Agent and Banco Santander Mexicano, S.A., as Onshore Collateral Agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.4	Sponsor Guarantee Agreement dated February 26, 2004 by Empresas ICA, Sociedad Controladora, S.A. de C.V. (currently Empresas ICA, S.A.B. de C.V.), in favor of Banco Santander Central Hispano, S.A., New York Branch, as Offshore Collateral Agent for the benefit of the Secured Parties under the Common Agreement (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.5	Mexican Stock Pledge Agreement dated as of February 26, 2004 by and among Promotora E Inversora Adisa, S.A. de C.V., La Peninsular Compañia Constructora, S.A. de C.V. and Ingenieros Civiles Asociados. S.A. de C.V., as Pledgors and Banco Santander Mexicano, S.A., as Onshore Collateral Agent on behalf and for the benefit of the Secured Parties, as Pledgee, with the appearance of Constructora Internacional de Infraestructura, S.A. de C.V. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.6	Borrower Pledge Agreement dated February 26, 2004 by and between Constructora Internacional de Infraestructura, S.A. de C.V., as Pledgor, and Banco Santander Mexicano, S.A., as Onshore Collateral Agent on behalf and for the benefit of the Secured Parties, as Pledgee (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.7	Depositary Agreement dated February 26, 2004, between Constructora Internacional de Infraestructura, S.A. de C.V., as Borrower, WestLB AG, New York Branch, as Facility Administrative Agent, Citibank, N.A., as Note Trustee, Banco Santander Central Hispano, S.A., New York Branch, as Offshore Depositary Bank, and Banco Santander Mexicano, S.A., as Onshore Collateral Agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.8	Security Agreement dated February 26, 2004 made by Constructora Internacional de Infraestructura, S.A. de C.V. to Banco Santander Central Hispano, S.A., New York Branch, as Offshore Collateral Agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

2.9	Note Indenture dated February 26, 2004 between Constructora Internacional de Infraestructura, S.A. de C.V., as Issuer and Citibank, N.A., as Note Trustee (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.10	Noteholder Depositary Agreement dated February 26, 2004 among Constructora Internacional de Infraestructura, S.A. de C.V., as Issuer, Citibank, N.A., as Note Trustee, and Citibank, N.A., as Noteholder Depositary Bank (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.11	Noteholder Security Agreement dated February 26, 2004 made by Constructora Internacional de Infraestructura, S.A. de C.V., as Issuer and Citibank, N.A., as Note Trustee (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
3.1	Management Trust Agreement dated April 8, 1992, as amended on April 30, 2000 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000) (File No. 1-11080).
3.2	CPO Trust Agreement dated May 28, 1997 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 1996) (File No. 1-11080).
4.1	Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2002) (File No. 1-11080).
4.2	First Clarification Memorandum, dated July 17, 2003, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
4.3	Second Clarification Memorandum, dated October 8, 2003, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
4.4	First Amendment, dated July 4, 2003, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
4.5	Second Amendment, dated September 10, 2003, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
4.6	Third Amendment, dated September 30, 2004, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (File No. 1-11080) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File No. 1-11080).
4.7	Fourth Amendment, dated March 31, 2005, to the Mixed Public Works Contract dated March 26, 2003, between Comision Federal de Electricidad and Constructora Internacional de Infraestructura, S.A. de C.V. (English translation) (File No. 1-11080) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File No. 1-11080).
4.8	Participation Agreement dated as of June 14, 2000 thereto among Grupo Aeroportuario del Centro Norte, S.A. de C.V, the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Bancomext, and Aeropuertos y Servicios Auxiliares (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).
4.9	Amendment No. 1 dated as of December 21, 2005 to the Participation Agreement dated as of June 14, 2000 thereto among Grupo Aeroportuario del Centro Norte, S.A. de C.V. (currently Grupo Aeroportuario Centro Norte, S.A.B. de C.V.), the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Bancomext, and Aeropuertos y Servicios Auxiliares (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.10	Amended and Restated Airport Concession Agreement relating to the Monterrey Airport dated June 29, 1998 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).
4.11	Amended and Restated Consortium Agreement dated as of July 6, 2004 among Aeroports de Paris, Aeroinvest, S.A. de C.V. and VASA S.A. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).
4.12	Amendment No. 1 dated as of December 13, 2005 to the Amended and Restated Consortium Agreement dated as of July 6, 2004 among Aeroports de Paris, Aeroinvest, S.A. de C.V. and VASA S.A. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).
4.13	Amendment No. 2 dated as of September 5, 2006 to the Amended and Restated Consortium Agreement dated as of July 6, 2004 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006, as amended, filed on July 2, 2007) (File No. 1-11080).
8.1	Significant subsidiaries (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006, as amended, filed on July 2, 2007) (File No. 1-11080).
11.1	Code of Ethics (English translation) as amended on January 29, 2007 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006, as amended, filed on July 2, 2007) (File No. 1-11080).
12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

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

Date: September 10, 2007

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

At a Stockholders’ Extraordinary Meeting held on July 14, 2005, the stockholders approved a reverse split of the shares of the Company issued and outstanding at that date, with the issuance of new shares in the proportion of one-to-six, effective December 13, 2005. However, for purposes of comparability, the accompanying financial statements show all share and per share information as if the reverse split took place as of the beginning of the earliest year presented.

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

	Before				After
	Application of				Application of
	SFAS No. 158		Adjustments		SFAS No. 158

Deferred income taxes	Ps.	18,233	Ps.	99,825	Ps.	118,058
Intangible assets		326,477		(326,477)		0
Other assets		33,364,892				33,364,892

Total assets		33,709,602		(226,652)		33,482,950

Severance, seniority premiums and other post retirements benefits long-term portion	Ps.	508,581	Ps.	30,040	Ps.	538,621
Deferred income taxes assets (non-current)		24,083,356				24,083,356

Total liabilities		24,591,937		30,040		24,621,977

Total stockholders’ equity	Ps.	9,117,665	Ps.	(256,692)	Ps.	8,860,973

(h)	Impairment Reversal

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

CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
CONSORCIO DRAGADOS ICA VIALPA (DRAVICA)

We have audited the accompanying balance sheets of Consorcio Dragados ICA Vialpa (“Dravica”) as of December 31, 2005, and the related statements of income, changes in joint venturers’ equity (deficit) and cash flows for the year then ended, all expressed in Venezuelan bolivars of purchasing power as of December 31, 2006. Such financial statements are the responsibility of Dravica’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Dravica as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in Venezuela.

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