Form 20-F
period 2007-12-31
ICA CORP
filed 2008-06-11
CIK 885012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

Commission File number: 001-11080

Empresas ICA, S.A.B. de C.V.
(Exact name of registrant as specified in its charter)

The ICA Corporation	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Mineria No. 145
Edificio Central
11800 Mexico City
Mexico
(Address of principal executive offices)

Alonso Quintana
(5255) 5272 9991 x 3653
alonso.quintana@ica.com.mx
(Name, telephone, e-mail and/or facsimile
number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered

Ordinary Shares	New York Stock Exchange, Inc.*
Ordinary Participation Certificates, or CPOs, each representing one Ordinary Share	New York Stock Exchange, Inc.*
American Depositary Shares, or ADSs, evidenced by American Depositary Receipts, each representing four CPOs	New York Stock Exchange, Inc.

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 498,029,907 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐ IFRS ☐ Other ☑

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

SELECTED FINANCIAL DATA

Our financial statements are prepared in accordance with Mexican Financial Reporting Standards, or MFRS (individually referred to as Mexican Financial Information Standards (Normas de Informacion Financiera), or NIFs or Bulletins), which differ in certain significant respects from accounting principles generally accepted in the United States, or U.S. GAAP. Note 29 to our financial statements provides a description of the principal differences between MFRS and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our consolidated net income and consolidated stockholders’ equity.

We publish our financial statements in Mexican pesos. Pursuant to MFRS, our consolidated financial statements included in this report and financial data for all periods throughout this annual report, unless otherwise indicated, have been restated in constant Mexican pesos as of December 31, 2007.

References in this annual report to “dollars,” “U.S.$” or “U.S. dollars” are to United States dollars. References to “Ps.” or “pesos” are to Mexican pesos. This annual report contains translations of certain Mexican pesos amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.10.9169 to U.S.$1.00, the noon buying rate for Mexican pesos on December 31, 2007 as published by the Federal Reserve Bank of New York. On June 10, 2008, the Federal Reserve noon buying rate was Ps.10.39 to U.S.$1.00.

The term “billion” as used in this annual report means 1,000 million. Certain amounts in this annual report may not total due to rounding.

Unless otherwise noted herein, all share and per share data in this annual report have been adjusted for all periods presented to reflect (a) the 6:1 reverse stock split that we undertook in December 2005, in which holders of our ordinary shares received one newly issued ordinary share for every six old ordinary shares, and the simultaneous change in the exchange ratio of ADSs to ordinary participation certificates, or CPOs, from 1:6 to 1:12; and (b) the change in the exchange ratio of ADSs to CPOs from 1:12 to 1:4 that we undertook in August 2007. In both cases, the exchange ratio of ordinary shares and CPOs remained 1:1. Unless otherwise noted herein, all share, per share, ADS and per ADS data in this annual report on Form 20-F have been adjusted to reflect the reverse stock split and the change in the ratio of CPOs to ADSs for all periods presented.

References in this annual report to “UDI” are to Unidades de Inversion, a Mexican peso currency equivalent indexed for Mexican inflation. UDIs are units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the Mexican National Consumer Price Index, or NCPI. As of December 31, 2007, one UDI was equal to approximately Ps.3.932983.

Our financial statements were prepared in accordance with MFRS, including Bulletins B-10, Recognition of the Effects of Inflation on Financial Information; B-12, Statements of Changes in Financial Position; and B-15, Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations, issued by the Mexican Board for Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera A.C., or CINIF). Bulletin B-10 is designed to provide for the recognition of the effects of inflation by requiring us to record gains or losses in purchasing power from holding monetary liabilities or assets and to restate to constant Mexican pesos as of the date of the most recent balance sheet presented:

•	Non-monetary assets should be restated using the NCPI;

•	Alternatively, non-monetary assets of foreign origin may be restated using the consumer price index of the country of origin applied to the historical cost of the asset denominated in the relevant foreign currency and then translated into Mexican pesos at the exchange rate in effect at the most recent balance sheet date; and

•	Non-monetary liabilities should be restated using the NCPI.

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

Recent Changes Affecting Inflation Accounting

Through the end of 2007, MFRS required us to recognize certain effects of inflation in our consolidated financial statements. It also required us to restate financial statements from prior periods in constant pesos as of the end of the most recent period presented. As discussed below, due to the current level of inflation in Mexico, we do not expect to apply the effects of inflation accounting to our financial information beginning in 2008.

Recognition of Effects of Inflation

Our consolidated financial statements and other financial information included in this annual report on Form 20-F recognize effects of inflation in accordance with MFRS. The main inflation adjustments are as follows:

•	Non-monetary assets acquired domestically are restated using a factor derived from the NCPI from the date of acquisition; non-monetary assets of foreign origin are restated using a specific index which represents the NCPI of the country of origin applied to the historical cost in the foreign currency, subsequently translated to Mexican pesos using the exchange rate in effect at the most recent balance sheet date;

•	Common stock, additional paid-in capital, retained earnings and other equity accounts are restated using a factor derived from the NCPI, cumulative from the date of contribution or generation;

•	Revenues and expenses that are associated with monetary items are restated from the month in which they were generated or incurred through year-end, based on factors derived from the NCPI;

•	Monetary position result, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying NCPI factors to the net monetary asset or liability position;

•	Revenues and expenses that are associated with non-monetary items are restated when incurred based on the restated value of the corresponding asset from the date of consumption of the non-monetary asset through the end of the period, using factors derived from the NCPI.

Restatement in Constant Pesos

Financial statements for all periods have been restated in constant pesos as of December 31, 2007. The restatement in constant pesos uses a factor that is determined using (a) the inflation rate in each country in which we operate, (b) the exchange rate between the Mexican peso and the currency of each country in which we operate and (c) the contribution to our consolidated revenues of our operations in each country in which we operate. The effect of this factor is to apply a weighted average rate of inflation relative to the Mexican peso.

The factor we used to restate our consolidated financial statements as of December 31, 2006 and 2005 to December 31, 2007 constant pesos was 1.0424.

The high value of the restatement factor has a significant impact on the comparison between our results of operations for 2007 and for prior years. To illustrate the effects of the restatement in constant pesos, if we provided a particular service for 100 nominal pesos of revenue in 2006 and again in 2007, the restatement in constant pesos would result in a 4.1% decrease in revenue, from Ps.104.2 constant pesos in 2006 to Ps.100 constant pesos in 2007.

Cessation of Inflation Accounting under MFRS

MFRS has changed for periods beginning in 2008 with the issuance of NIF B-10, Recognition of the Effects of Inflation on Financial Information, and the inflation accounting methods summarized above will no longer apply unless the economic environment qualifies as “inflationary” for purposes of MFRS. An environment is considered inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over the three preceding years (equivalent to an average of 8% in each year). Because of the relatively low level of Mexican inflation in recent years, and based on current forecasts, we do not expect the Mexican economic environment to qualify as inflationary in 2008 or 2009, but that could change depending on actual economic performance.

As a result, we expect to present financial statements without inflation accounting beginning in 2008. We will not restate financial statements for prior periods to give retrospective effect to the cessation of inflation accounting. In comparing our results for 2008 to results for prior periods, we expect that the most important effects of the cessation of inflation accounting, and of related changes in other accounting standards, will be as follows:

•	We will no longer recognize monetary gains and losses attributable to the effects of inflation on our monetary assets and liabilities. We expect our financing costs to be less volatile as a result.

•	We will cease to adjust the carrying values of non-monetary assets for inflation and currency variations. We expect that this will make our depreciation charges less volatile.

•	We will no longer recalculate the results of our non-Mexican operations (that are not considered to be in an “inflationary” environment) to Mexican pesos by applying the period end exchange rate to the inflation-adjusted local currency amounts; instead we will use nominal local currency amounts and apply average exchange rates for the period. Non-Mexican operations in “inflationary” environments such as Venezuela will continue to use the current restatement method. We expect that these changes will make our results more sensitive to exchange-rate variations.

•	We will cease to restate results of prior periods. Financial information for dates and periods prior to 2008 will continue to be expressed in constant pesos as of December 31, 2007.

Effects of Inflation Accounting on U.S. GAAP Reconciliation

U.S. GAAP does not ordinarily contemplate the recognition of effects of inflation or the restatement of prior-period financial statements. However, in reconciling our net income and stockholders’ equity to U.S. GAAP, we have generally not reversed the effect of inflation accounting under MFRS, pursuant to an accommodation provided by the SEC to permit the presentation of inflation in a company’s reconciliation from local principles to U.S. GAAP for companies in countries where local accounting principles require comprehensive price-level adjusted financial statements. There are two exceptions to this accommodation that apply specifically to us: as previously mentioned, (i) we restate prior period financial statements using a weighted average re-expression factor to take into account our foreign operations. The SEC requires that restatement of prior period financial statements be based solely on the Mexican NCPI; and (ii) we restate our non-monetary assets of foreign origin using a specific index which represents the NCPI of the country of origin applied to the historical cost in the foreign currency, subsequently translated to Mexican pesos using the exchange rate in effect at the most recent balance sheet date; the SEC requires that restatement of non-monetary assets of foreign origin be based solely on the Mexican NCPI. The effects of both of these exceptions are included as reconciling items in our reconciliation to U.S. GAAP. See note 29 to our audited consolidated financial statements.

The following tables present our selected consolidated financial information and that of our subsidiaries for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes to our financial statements.

	2007		2007		2006(10)		2005(10)		2004(10)		2003(10)
	(Millions of		(Thousands of Mexican pesos, except per share and per ADS data)
	U.S. dollars)(1)

Income Statement Data:
MFRS:
Total revenues	U.S.$	2,060	Ps.	22,489,019	Ps.	22,713,683	Ps.	20,004,984	Ps.	14,241,679	Ps.	10,768,588
Gross profit		326		3,553,917		3,289,517		2,572,209		1,762,262		1,057,927
Selling, general and administrative expense		184		2,003,509		1,585,977		1,450,615		1,224,846		1,033,887
Operating income		142		1,550,408		1,703,540		1,121,594		537,416		24,040
Financing cost (income), net		38		419,530		168,829		105,385		(40,276)		379,965
Other (income) expense, net(2)		(2)		(22,706)		87,673		(58,188)		47,670		314,128
Income tax expense(3)		178		1,949,263		397,742		375,311		556,280		374,900
Share in income (loss) of affiliated companies		1		10,828		22,438		106,470		190,688		(188,773)
Consolidated net income (loss)		(72)		(784,851)		1,071,734		805,556		164,430		(1,233,725)
Net income (loss) of minority interest		8		89,576		355,336		269,646		68,794		(42,315)
Net income (loss) of majority interest		(80)		(874,427)		716,398		535,910		95,638		(1,191,410)
Basic and diluted earnings (loss) per share of majority interest(5)		(0.19)		(2.02)		1.77		1.54		0.31		(10.29)
Basic and diluted earnings (loss) per ADS of majority interest(5)		(0.74)		(8.09)		7.09		6.18		1.23		(37.27)
Weighted average shares outstanding (000s):
Basic and diluted(5)		432,198		432,198		404,182		347,127		310,177		115,751
U.S. GAAP:
Total revenues		1,610		17,571,289		18,064,385		15,792,102		11,938,175		8,555,721
Operating (loss) income(7)		112		1,225,709		1,467,234		847,359		520,157		(62,298)
Income (loss) from continued operations(4)		(90)		(985,175)		484,189		500,211		(45,371)		(1,223,586)
Income (loss) from discontinued operations(4)		0		0		0		0		66,446		(28,495)
Consolidated net income (loss)		(90)		(985,175)		484,189		500,211		21,075		(1,252,080)
Basic earnings (loss) per share from:
Continuing operations(5)		(0.21)		(2.28)		1.19		1.44		(0.15)		(9.57)
Discontinued operations(5)		0.00		0.00		0.00		0.00		0.21		(0.22)
Basic earnings (loss) per share(5)		(0.21)		(2.28)		1.19		1.44		0.07		(9.79)
Basic earnings (loss) per ADS(5)		(0.84)		(9.12)		4.79		5.76		0.27		(39.17)
Diluted earnings (loss) per share from:
Continuing operations		(0.21)		(2.28)		1,19		1.44		(0.15)		(9.57)
Discontinued operations		0.00		0.00		0.00		0.00		0.21		(0.22)
Diluted earnings (loss) per share(5)		(0.21)		(2.28)		1.19		1.44		0.07		(9.79)
Diluted earnings (loss) per ADS(5)		(0.84)		(9.12)		4.79		5.76		0.27		(39.17)
Weighted average shares outstanding (000s):
Basic		432,198		432,198		404,182		347,127		310,030		127,869
Diluted		432,849		432,849		404,997		347,510		310,030		127,869

	2007		2007		2006(10)		2005(10)		2004(10)		2003(10)
	(Millions of		(Thousands of Mexican pesos, except per share and per ADS data)
	U.S. dollars)(1)

Balance Sheet Data:
MFRS:
Total assets	U.S.$	3,315	Ps.	36,185,407	Ps.	37,852,306	Ps.	33,739,144	Ps.	22,644,021	Ps.	17,997,442
Long-term debt(8)		549		5,990,094		7,582,276		10,879,733		6,938,369		3,636,474
Capital stock		1,257		13,722,959		7,889,373		8,055,136		9,868,822		9,317,148
Total stockholders’ equity		1,728		18,863,138		14,747,389		13,978,735		6,592,774		6,023,871
U.S. GAAP:
Total assets		3,157		34,462,058		34,738,561		31,465,898		20,659,125		16,528,076
Long-term debt(8)		549		5,990,094		7,546,634		10,782,992		7,095,025		3,774,193
Capital stock(9)		1,629		17,778,322		17,059,623		16,998,966		14,385,895		13,964,177
Stockholders’ equity(6)(9)		1,295		14,138,862		9,193,259		8,949,556		5,982,712		5,640,502
Other Data:
MFRS:
Capital expenditures		494		5,393,337		1,105,492		610,393		1,163,312		701,366
Depreciation and amortization		64		698,316		864,785		780,660		991,708		612,372
Inflation Data:
Change in consumer price index		n/a		3.75		4.05		3.33		5.19		3.97
Restatement factor		n/a		4.24		4.49		0.15		3.64		8.95

(1)	Except share and inflation data. Amounts stated in U.S. dollars as of and for the year ended December 31, 2007 have been translated at a rate of Ps.10.9169 to U.S.$1.00 using the Federal Reserve noon buying rate on December 31, 2007. See “Exchange Rates.”

(2)	Includes for 2007, Ps.68 million for the reversal of an uncollectible account receivable from the sale of an investment, Ps.32 million of statutory employee profit sharing expense and Ps.13 million of other income related to value-added tax reversals and gains on sales of investments. For 2006, includes Ps.37 million from reversals of taxes for unconsolidated entities, Ps.12 million of gains on sales of investments and Ps.11 million of other income, offset by Ps.147 million of statutory employee profit sharing expense. Includes for 2005 gain on purchases and sales of investments of Ps.103 million, other income of Ps.58 million relating to gain from sale of claims rights and Ps.104 million of statutory employee profit sharing expense. Includes for 2004 other expense of Ps.34 million relating to severance costs, Ps.30 million of statutory employee profit sharing expense, and Ps.180 million in other income related to reversal of an impairment charge related to a concession. Includes for 2003 other expense of Ps.53 million relating to severance costs, Ps.138 million in costs associated with the curtailment of the pension plan, Ps.4 million of statutory employee profit sharing expense and Ps.22 million in other income relating to a reversal of an impairment charge related to an investment in property, plant and equipment.

(3)	During 2007, income tax expense includes the effects of the new business flat tax in Mexico. See note 20 to our consolidated financial statements.

(4)	During 2004 and 2003, we sold our shares in several of our subsidiaries. Under U.S. GAAP, such sales would have been treated as discontinued operations.

(5)	Basic earnings (loss) per share and per ADS are based on the weighted average number of shares outstanding during each period and considering four shares per ADS. Diluted earnings (loss) per share and per ADS are calculated by giving effect to all potentially dilutive common shares outstanding during the period. See note 29 to our consolidated financial statements.

(6)	We adopted in 2006 the recognition and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. The effect of this adoption resulted in a decrease in accumulated other comprehensive income within stockholders’ equity for Ps.266,318, net of income taxes (see note 29 to our consolidated financial statements).

(7)	There are differences in the classification of certain expenses recorded under “other expenses (income)” related to severance costs, statutory employee profit sharing the reversal of value-added taxes and gains and losses on sales of investments, as well as reversals of impairment on property, plant and equipment, investments in concessions and goodwill. Under MFRS, these expenses or income are treated as non-operating expenses or income and are not deducted or added back in calculating operating income (loss), whereas under U.S. GAAP these amounts are treated as operating expenses and are deducted or added back in calculating operating income (loss). Such amounts for 2007, 2006, 2005, 2004, and 2003 totaled Ps. 43 million, Ps.153 million, Ps.113 million, Ps.245 million and Ps.180 million, respectively. See note 29 to our financial statements.

(8)	Excluding current portion of long-term debt.

(9)	In the current as well as prior years, the stockholders of the Company approved the reclassification of accumulated losses as well as the portion of the insufficiency from restatement of capital related to inflationary effects against common stock. The Company determined that such applications of losses against common stock are not appropriate under U.S. GAAP. Such difference between MFRS and U.S. GAAP does not affect total stockholders’ equity under U.S. GAAP, but rather reclassifies amounts among stockholders’ equity which are affected by such applications, including retained earnings, cumulative other comprehensive income, common stock, additional paid-in capital and the reserve for the repurchase of shares (see note 29 to our consolidated financial statements).

(10)	Effective January 1, 2008, we adopted Interpretation No. 12, Service Concession Arrangements, issued by the International Financial Reporting Interpretations Committee, or IFRIC, of the International Accounting Standards Board. This interpretation deals with the accounting by private sector operators involved in supplying infrastructure assets and services to the public sector, classifying the investment as a financial asset, intangible asset or a combination of both. Effects of adoption of IFRIC 12 resulted in classifying certain intangible assets as a financial assets, as well as the recognition of revenues during the construction phase in certain concessions. As a result of the early adoption of IFRIC 12 (not mandatory until 2008), financial information previously issued as of and for the years ended December 31, 2006, 2005, 2004 and 2003 were restated as follows:

	December 31, 2006		December 31, 2005		December 31, 2004		December 31, 2003
	As Presented	As Restated	As Presented	As Restated	As Presented	As Restated	As Presented	As Restated

Balance sheets:
Current assets	Ps.24,431,132	Ps. 24,437,840	Ps. 13,028,418	Ps. 13,033,789	Ps. 10,361,124	Ps. 10,366,458	Ps. 9,134,141	Ps.9,138,024
Investment in concessions	8,273,509	10,087,000	8,110,123	7,838,984	3,416,073	3,144,583	3,745,422	3,495,950
Property, plant, equipment and other assets	5,089,793	3,327,466	12,595,211	12,866,370	8,848,327	9,132,978	5,120,995	5,363,469
Current liabilities	(14,504,192)	(14,504,191)	(7,923,206)	(7,923,206)	(8,504,174)	(8,504,174)	(7,926,656)	(7,926,656)
Non-current liabilities	(8,600,726)	(8,600,726)	(11,836,969)	(11,836,969)	(7,544,304)	(7,544,304)	(4,046,916)	(4,046,916)
Stockholders’ equity	(14,689,516)	(14,747,389)	(13,973,577)	(13,978,968)	(6,577,046)	(6,595,541)	(6,026,986)	(6,023,871)

	2006				2005				2004				2003
	As Presented		As Restated		As Presented		As Restated		As Presented		As Restated		As Presented		As Restated

Statements of operations:
Revenues	Ps.	22,302,897	Ps.	22,713,683	Ps.	20,046,684	Ps.	20,004,984	Ps.	14,288,254	Ps.	14,241,679	Ps.	10,802,198	Ps.	10,768,588
Operating income		1,686,196		1,703,540		1,149,085		1,121,594		569,621		537,416		46,517		24,040
Net income (loss)		1,027,643		1,071,734		816,127		805,556		169,932		164,430		(1,251,349)		(1,233,725)

The principal differences, other than inflation accounting, between MFRS and U.S. GAAP and their effects upon consolidated net income (loss) and consolidated stockholders’ equity are presented below. See note 29 to our consolidated financial statements.

	Year Ended December 31,
	2007		2007		2006		2005		2004		2003
	(Millions of		(Thousands of Mexican pesos)
	U.S. dollars)(1)

Reconciliation of net income (loss) of majority interest:
Net income (loss) of majority interest reported under MFRS	U.S.$	(80)	Ps.	(874,427)	Ps.	716,398	Ps.	535,910	Ps.	95,638	Ps.	(1,191,410)
U.S. GAAP adjustments for:
Concession effect (IFRIC 12)		(6)		(64,070)		(44,092)		10,570		5,500		(17,624)
Bulletin B-15 effect		—		—		(3,160)		(4,860)		2,285		(45,787)
Deferred income taxes		(8)		(87,449)		(90,334)		52,239		(4,096)		44,431
Deferred statutory employee profit sharing		—		3,441		(133,687)		—		—		—
Reversal of low-income housing sales		(10)		(102,688)		(57,361)		—		—		—
Capitalization of financing costs		1		6,412		3,173		1,656		72,250		39,397
Restatement for inflation on foreign sourced fixed assets		—		—		(6,751)		(4,647)		(15,928)		(33,007)
Accrual for severance payments		(1)		(16,452)		11,426		6,016		(20,010)		(21,379)
Compensation cost on stock option plan		—		—		(1,483)		(1,884)		(2,517)		0
Impairment reversal		1		7,415		7,978		5,889		(176,448)		(22,677)
Reversal of compensation cost recognized in MFRS upon exercise of option		2		19,150		19,910		4,248		—		—
Fair value interest rate cap		—		—		—		(64,585)		64,585		—
Purchase method of GACN		—		(2,133)		—		—		—		—
Minority interest applicable to above adjustments		12		125,626		62,172		(40,341)		(184)		(4,024)

Net (loss) income under U.S. GAAP	U.S.$	(90)	Ps.	(985,175)	Ps.	484,189	Ps.	500,211	Ps.	21,075	Ps.	(1,252,080)

Reconciliation of stockholders’ equity
Total stockholders’ equity reported under MFRS	U.S.$	1,728	Ps.	18,863,138	Ps.	14,747,389	Ps.	13,978,735	Ps.	6,592,774	Ps.	6,023,871
Concession effect (IFRIC 12)		(11)		(122,670)		(58,600)		(14,508)		(18,495)		3,115
Bulletin B-15 effect		—		—		(46,110)		(73,155)		139,038		232,682
Less minority interest in consolidated subsidiaries included as stockholders’ equity under MFRS		(400)		(4,361,882)		(4,725,628)		(4,695,085)		(541,524)		(498,452)
U.S. GAAP adjustments for:
Effect on retained earnings from:
Deferred income taxes		(216)		(2,355,400)		(2,267,951)		(2,177,617)		(2,229,856)		(2,225,760)
Deferred statutory employee profit sharing		(34)		(371,804)		(375,245)		(241,558)		(241,557)		(241,557)
Restatement for inflation on foreign sourced fixed assets		(22)		(240,830)		(240,830)		(234,079)		(229,432)		(213,504)
Capitalization of financing costs		(4)		(45,968)		(52,380)		(55,553)		(57,209)		(129,459)
Reversal of low-income housing sales		(15)		(160,049)		(57,361)		—		—		—
Accrual for severance payments		(8)		(88,327)		(71,875)		(83,301)		(89,317)		(69,307)
Gain on sale of foreign subsidiaries		25		270,715		270,715		270,715		270,715		270,715
Reversal of additional paid-in capital recognized in MFRS upon exercise of option		(4)		(43,307)		(24,157)		—		—		—
Fair value of interest rate cap		—		—		—		—		64,585		—
Impairment reversal		(16)		(177,842)		(185,257)		(193,235)		(199,123)		(22,677)
Reversal of compensation cost recognized in MFRS upon exercise of option		4		43,307		24,157		2,364		—		—
Purchase method of GACN		—		(2,133)		—		—		—		—
Reversal of acquisition cost of minority interest		49		530,891		—		—		—		—

	Year Ended December 31,
	2007		2007		2006	2005		2004		2003
	(Millions of		(Thousands of Mexican pesos)
	U.S. dollars)(1)

Effect on insufficiency from restatement of capital and accumulated other comprehensive income related to:
Deferred income taxes		205		2,235,643	2,233,892		2,239,187		2,272,394		2,260,933
Deferred statutory employee profit sharing		8		84,820	84,820		84,820		84,820		84,820
Restatement for inflation on foreign sourced fixed assets		21		227,554	227,554		227,554		227,554		227,554
Gain on sale of foreign subsidiaries		(25)		(270,715)	(270,715)		(270,715)		(270,715)		(270,715)
Adjustment for excess of additional minimum liability		—		4,299	17,267		17,267		—		—
Adjustment for SFAS No. 158, net of tax		(22)		(236,095)	(266,318)		—		—		—
Minority interest applicable to above adjustments		32		355,517	229,892		167,720		208,060		208,243

Stockholders’ equity under U.S. GAAP	U.S.$	1,295	Ps.	14,138,862	Ps. 9,193,259	Ps.	8,949,556	Ps.	5,982,712	Ps.	5,640,502

(1)	Amounts stated in U.S. dollars as of and for the year ended December 31, 2007 have been translated at a rate of Ps.10.9169 to U.S.$1.00 using the Federal Reserve noon buying rate on December 31, 2007. See “Exchange Rates.”

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

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)

2003	11.40	10.11	11.24	10.79
2004	11.64	10.81	11.15	11.31
2005	11.41	10.41	10.63	10.87
2006	11.46	10.43	10.99	10.90
2007	11.27	10.67	11.27	10.93
November 2007	11.00	10.67	10.90	10.88
December 2007	10.92	10.80	10.92	10.85
2008:
January 2008	10.97	10.82	10.82	10.91
February 2008	10.82	10.67	10.73	10.77
March 2008	10.85	10.63	10.63	10.73
April 2008	10.60	10.44	10.51	10.51
May 2008	10.57	10.31	10.33	10.44
June 2008 (through June 10)	10.39	10.29	10.39	10.34

(1)	Average of month-end rates or daily rates, as applicable.

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

On December 31, 2007, the Federal Reserve Bank of New York’s noon buying rate was Ps.10.9169 per U.S.$1.00. On June 10, 2008, the Federal Reserve Bank of New York’s noon buying rate was Ps.10.39 per U.S.$1.00.

For a discussion of the effects of fluctuations in the exchange rates between the Mexican peso and the U.S. dollar, see “Item 10. Additional Information — Exchange Controls.”

RISK FACTORS

Risks Related to Our Operations

Our performance is tied to Mexican public sector spending on infrastructure facilities.

Our performance historically has been tied to Mexican public-sector spending on infrastructure facilities and to our ability to bid successfully for such contracts. Mexican public-sector spending, in turn, generally has been dependent on the state of the Mexican economy. A decrease in public-sector spending as a result of a deterioration of the Mexican economy, changes in Mexican governmental policy, or for other reasons can have an adverse effect on our financial condition and results of operations. We cannot provide any assurances that economic and political developments in Mexico, over which we have no control, will not negatively affect our operations. See “Risks Related to Mexico and Other Markets in Which We Operate — Economic and political developments in Mexico could affect Mexican economic policy and our business, financial condition and results of operations.”

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

Our use of the percentage-of-completion method of accounting for construction contracts could result in a reduction or reversal of previously recorded revenues or profits.

Under our accounting procedures, we measure and recognize a large portion of our revenues and profits under the percentage-of-completion accounting methodology for construction contracts. This methodology allows us to recognize revenues and profits ratably over the life of a construction contract, without regard to the timing of receipt of cash payments, by comparing the amount of the costs incurred to date against the total amount of costs expected to be incurred. The effect of revisions to estimated costs and thus revenues, is recorded when the amounts are known and can be reasonably estimated. These revisions can occur at any time and could be material. On a historical basis, we believe that we have made reasonably reliable estimates of the progress towards completion on our long-term contracts. However, given the uncertainties associated with these types of contracts, it is possible for actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded revenues and profits.

Our future revenues will depend on our ability to finance and bid for infrastructure projects.

In recent years we have been increasingly required to contribute equity to and arrange financing for construction projects. We believe that our ability to finance construction projects through various financial arrangements has enabled us to compete more effectively in obtaining such projects. We are currently undertaking various construction and infrastructure projects that involve significant funding commitments. The financing requirements for public construction contracts may range from a term of months to the total construction period of the project, which may last several years. Financing for private clients is tailor-made and most of the time requires payment during the construction period. Providing financing for construction projects, however, increases our capital requirements and exposes us to the risk of loss of our investment in the project. In particular, recent uncertainty and tightening in the global credit markets, including developments related to the collapse of the United States sub-prime mortgage market, may adversely affect our ability to obtain financing. Our inability to obtain financing for any of these projects could have a material adverse effect on our financial condition and results of operation.

We have faced, and may continue to face, liquidity constraints.

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

Under the terms of many of our fixed price contracts, we have been required to bear the cost of the increases in the cost of raw materials from the time we entered into the contracts, which has adversely affected our results of operations. We do not enter into long-term purchase contracts for cement or steel and, instead, rely on purchases from various suppliers. Prices for various steel products increased significantly between 2003 and 2007, which we believe has primarily been the result of substantially increased economic activity in China and, in 2006, a strike by a miners union at one of Mexico’s largest domestic producers of iron ore. In addition, there has been an increase in the price of copper products. Although we seek to negotiate for the recognition of the increase in the cost of raw materials for our contracts whenever possible, there can be no assurance that we will be successful in recovering any portion of these cost increases, which will negatively affect our operating margins.

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

As of March 31, 2008, we had total cash and short-term investments of Ps.6,863 million (March 31, 2008 pesos), as compared to Ps.6,872 million as of December 31, 2007. As of March 31, 2008, we held 53.4% of our consolidated cash and short-term investments through less-than-wholly owned subsidiaries or in joint ventures (23.6% in the Airport Division, 14% in the ICA-Fluor joint venture with Fluor Daniel Mexico, S.A., or Fluor, a subsidiary of the Fluor Corporation, 10.5% in Constructora Internacional de Infraestructura, S.A. de C.V., or CIISA, 0.6% in Constructora de Proyectos Hidroelectricos S.A. de C.V., or CPH, and 0.8% in Rodio Cimentaciones Especiales S.A. and Kronsa Internacional S.A., our Spanish construction subsidiaries, which we refer to as Rodio Kronsa). The remainder of our total cash and short-term investments as of March 31, 2008 (Ps.3,197 million), was held at the parent company or in other operating subsidiaries. The use of cash and cash equivalents by ICA-Fluor, CIISA, CPH or Rodio Kronsa requires the consent of the other shareholders or partners, as applicable, of such subsidiary or joint venture, which are the Fluor Corporation, in the case of ICA-Fluor, La Peninsular Compañia Constructora, S.A. de C.V., in the case of CIISA, La Peninsular Compañia Constructora, S.A. de C.V., in the case of CPH, and Soletanche Bachy France, in the case of Rodio Kronsa. Lack of such consent could limit our access to liquid resources and limits us from freely deciding when to use such cash.

Some of our assets are pledged to issuers of letters of credit and under other credit arrangements.

As of March 31, 2008, a portion of our assets was pledged to issuers of letters of credit and under other credit arrangements. These assets are pledged to a number of banks, including: WestLB AG, Banco Santander, BBVA Bancomer, BG Trust Inc., Merrill Lynch and Value Casa de Bolsa. The assets we have pledged include: (i) collection rights under the La Yesca hydroelectric construction contract; (ii) our shares in Concesionaria Irapuato la Piedad, S.A. de C.V., our subsidiary that operates the Irapuato — La Piedad highway concession; (iii) our shares in SISSA Coahuila, S.A. de C.V. (a subsidiary operating a waste-water treatment plant); (iv) our dividend rights in our series “B” shares in Grupo Aeroportuario del Centro Norte. S.A.B. de C.V., or GACN, held by Aeroinvest S.A. de C.V., or Aeroinvest (a subsidiary that indirectly holds interests in airport concessions); (v) our dividend rights in our series “A” shares in Servicios de Tecnologia Aeroportuaria, S.A. de C.V., or SETA (a 74.5% subsidiary that holds a 16.7% interest in GACN); (vi) Aeroinvest’s collection rights of approximately $47 million related to various loans granted to SETA; (vii) construction machinery and equipment owned by Ingenieros Civiles Asociados, S.A. de C.V. (a construction subsidiary); and (viii) the collection rights from Corredor Sur, Kantunil Cancun highway and Acapulco tunnel. In general, assets securing letters of credit will remain pledged until the letters of credit secured by these assets expire. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these banks and our ability to incur further debt (whether secured or unsecured) is limited.

We may have difficulty obtaining the letters of credit and performance bonds that we require in the normal course of our operations.

Historically, our clients have required us to obtain bonds to secure, among other things, bids, advance payments and performance. In recent years, however, our clients, including the Mexican Federal Electricity Commission (Comision Federal de Electricidad) and Petroleos Mexicanos, or Pemex, have been increasingly requiring letters of credit and other forms of guarantees to secure such bids, advance payments and performance. In the past we have found it difficult to obtain the performance bonds or letters of credit necessary to perform the large infrastructure projects that historically have generated a substantial majority of our revenues. There can be no assurance that in the future we will not find it difficult to obtain performance bonds or letters of credit. Because we have pledged assets in order to secure letters of credit, our ability to provide additional letters of credit and other forms of guarantees secured with assets is limited, which may impact our ability to participate in projects in the future.

Our results of operations and financial condition are significantly affected by the La Yesca hydroelectric project.

In September 2007, the Mexican Federal Electricity Commission, awarded a U.S.$768 million contract for the engineering, procurement and construction of the La Yesca hydroelectric project to CPH, a consortium in which two of our subsidiaries hold a combined 67% interest. La Peninsular Compañia Constructora, S.A. de C.V. holds the remaining interest in the consortium. The La Yesca hydroelectric project is located on the border between the states of Jalisco and Nayarit, and is comprised of civil construction, electromechanical and ancillary work including the procurement, engineering, construction, transportation, start-up, testing and commissioning of two 375-megawatt turbogenerating units. The terms of the La Yesca contract required that we secure financing for the project costs and limit disbursements during the construction phase to 90% of the cash cost of any certified work performed. The consortium arranged financing for the La Yesca hydroelectric project from WestLB AG, which also structured the financing for the El Cajon hydroelectric project. Because the terms of the construction contract provide that the Mexican Federal Electricity Commission will pay for the project upon completion and the financing obtained by CPH covers only the project’s cash costs, the project will not generate any significant cash flow to us until completion, which is scheduled to occur in the second quarter of 2012. However, because we recognize revenues from the La Yesca hydroelectric project based on the percentage-of-completion method of accounting, which relies on certain estimates and assumptions, the project is expected to generate a material portion of our revenues in 2008, 2009, 2010 and 2011. The La Yesca hydroelectric project is expected to represent a substantial portion of our receivables and our indebtedness in the future. At December 31, 2007, we had Ps.123 million in contract receivables and Ps.384 million of debt on our balance sheet relating to the La Yesca hydroelectric project. The debt figure is higher than the receivables figure due to the fact that the withdrawals of the revolving credit facility are made in advance.

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

The success of our joint ventures depend on the satisfactory performance by our joint venture partners of their joint venture obligations. The failure of our joint venture partners to perform their joint venture obligations could impose on us additional financial and performance obligations that could result in reduced profits or, in some cases, significant losses for us with respect to the joint venture.

We enter into various joint ventures as part of our engineering, procurement and construction businesses, including Red de Carreteras de Occidente, or RCO, ICA-Fluor, Rodio-Kronsa and project-specific joint ventures. The success of these and other joint ventures depends, in part, on the satisfactory performance by our joint venture partners of their joint venture obligations. If our joint venture partners fail to satisfactorily perform their joint venture obligations as a result of financial or other difficulties, the joint venture may be unable to adequately perform or deliver its contracted services. Under these circumstances, we may be required to make additional investments and provide additional services to ensure the adequate performance and delivery of the contracted services. These additional obligations could result in reduced profits or, in some cases, significant losses for us with respect to the joint venture.

Our backlog of construction contracts is not necessarily indicative of our future revenues.

The amount of backlog is not necessarily indicative of our future revenues related to the performance of such work. Although backlog represents only business that is considered to be firm, there can be no assurance that cancellations, failure to collect or scope adjustments will not occur. As of March 31, 2008, five projects represented a significant part of our backlog:

•	Ps.7,917 million or 27.2% of our construction backlog was related to the La Yesca hydroelectric project, which has a scheduled completion date of June 2012;

•	Ps.4,344 million or 14.5% of our construction backlog was related to a contract with Pemex for the Chicontepec II project, which has a scheduled completion date of November 2011;

•	Ps.2,727 million or 9.4% of our construction backlog was related to the Nuevo Necaxa-Tihuatlan concession highway, which has a scheduled completion date of April 2012;

•	Ps.2,581 million or 8.9% of our construction backlog was related to the Rio Verde-Ciudad Valles concession highway, which has a scheduled completion date of May 2010; and

•	Ps.2,473 million or 8.5% of our construction backlog was related to Queretaro Aqueduct, which has a scheduled completion date of January 2010.

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

Our return on our investment in a concession project may not meet the estimated returns contemplated in the terms of the concession.

Our return on any investment in a highway, bridge, tunnel or waste-water treatment plant concession is based on the duration of the concession, in addition to the amount of usage revenues collected, debt service costs and other factors. Traffic volumes, and thus toll revenues, are affected by a number of factors including toll rates, the quality and proximity of alternative free roads, fuel prices, taxation, environmental regulations, consumer purchasing power and general economic conditions. The level of traffic on a given highway also is influenced heavily by its integration into other road networks. Usually concession and Public/Private Partnership Structure, or PPP, contracts provide that the grantor of the contract shall deliver the right-of-way to the project land in accordance with the construction schedule. If the grantor fails to deliver such rights-of-way on time, we may incur additional investments and delays at the start of operations, and therefore we may need to seek the modification of the concession or PPP contract. There can be no assurance that we will reach an agreement as to the amendment of any such contracts. Given these factors, there can be no assurance that our return on any investment in a highway, bridge, tunnel or waste-water treatment plant concession will meet the estimates contemplated in the relevant concession or PPP contract.

The Mexican government may terminate our concessions under various circumstances, some of which are beyond our control.

Our concessions are some of our principal assets, and we would be unable to continue operations of a particular concession without the title. A concession may be revoked by the Mexican government for certain prescribed reasons pursuant to the particular title and the particular governing law, which may include failure to comply with development and/or maintenance programs, temporary or permanent halt in our operations, failure to pay damages resulting from our operations, exceeding our maximum rates or failure to comply with any other material term of a concession.

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

We occasionally bring claims against project owners for additional cost that exceed the contract price or for amounts not included in the original contract price. These types of claims occur due to matters such as owner-caused delays or changes from the initial project scope, which result, both directly and indirectly, in additional cost. Often, these claims can be the subject of lengthy arbitration or litigation proceedings, and it is often difficult to accurately predict when these claims will be fully resolved. When these types of events occur and unresolved claims are pending, we may invest significant working capital in projects to cover cost overruns pending the resolution of the relevant claims. As of March 31, 2008, we had Ps.507 million of allowance for doubtful accounts related to contract and trade receivables, which amount included allowances for the El Cajon hydroelectric project and Terminal II of the Mexico City International Airport. A failure to promptly recover on these types of claims could have a material adverse impact on our liquidity and financial condition.

Our continued growth requires us to hire and retain qualified personnel.

Over the past years, the demand for employees who engage in and are experienced in the services we perform has continued to grow as our customers have increased their capital expenditures and the use of our services. The continued growth of our business is dependent upon being able to attract and retain personnel, including engineers, corporate management and craft employees, who have the necessary and required experience and expertise. Competition for this kind of personnel is intense. Difficulty in attracting and retaining these personnel could reduce our capacity to perform adequately in present projects and to bid for new ones.

We maintain a workforce based upon current and anticipated workloads. If we do not receive future contract awards or if these awards are delayed, we may incur significant costs.

Our estimates of future performance depend on, among other matters, whether and when we will receive certain new contract awards. While our estimates are based upon our good faith judgment, these estimates can be unreliable and may frequently change based on newly available information. In the case of large-scale domestic and international projects where timing is often uncertain, it is particularly difficult to predict whether and when we will receive a contract award. The uncertainty of contract award timing can present difficulties in matching our workforce size with our contract needs. If an expected contract award is delayed or not received, Mexican labor law requirements could cause us to incur costs resulting from reductions in workforce or redundancy of facilities that would have the effect of reducing our profits.

We have had substantial losses in past years, which could recur in the future.

Several years ago, we suffered recurring losses. We reported an operating loss of Ps.959 million in 2001, and net losses of Ps.1,234 million in 2003, Ps.1,453 million in 2002 and Ps.5,300 million in 2001. In 2006, 2005 and 2004, we reported both operating income and net income, but in 2007 we reported a net loss of Ps.785 million principally as a result of provisions related to Mexico’s implementation of a flat rate business tax and the elimination of the asset tax. Our long-term profitability is dependent in significant part on our ability to implement more selective contracting practices and productivity improvements, as well as various factors outside of our control, such as Mexican public sector spending on infrastructure, the demand for construction services, the cost of materials such as steel and cement, prevailing financing conditions and availability, and exchange and interest rates. There can be no assurance that we will be able to effectively implement more selective contracting practices and other productivity improvements, obtain financing on favorable terms, or that these various factors will not have an adverse effect on our financial condition or results of operations.

Risks Related to Our Airport Operations

Our operating and net income are highly dependent on our subsidiary GACN.

We operate 13 concessioned airports in Mexico through GACN. We began consolidating GACN’s balance sheet as of December 31, 2005 and its results of operations as of January 1, 2006. As of December 31, 2007, we controlled shares representing approximately 55.87% of GACN’s capital stock. Our interest in GACN exposes us to risks associated with airport operations.

In 2007, GACN represented 8% of our revenues and 47% of our operating income. GACN’s airport concessions from the Mexican government are essential to GACN’s contribution of revenues. Any adverse effect on GACN would have an adverse effect on our operating results.

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

GACN’s operations depend on certain key airline customers.

GACN’s operations depend on certain key airline customers. Of GACN’s total revenues for 2007, Aeromexico and its affiliates accounted for 25.1%, Mexicana and its affiliates accounted for 14.0% and Aviacsa and its affiliates accounted for 9.4%. In addition, approximately one-fourth of GACN’s passenger traffic is handled by low-cost carriers. GACN’s contracts with its airline customers are not subject to a mandatory volume of business and we can offer no assurance that, if any of GACN’s key customers reduces or terminates its use of our airports, competing airlines would add flights to their schedules that would replace any flights no longer handled by our principal airlines customers.

Terrorist attacks have had a severe impact on the international air travel industry and have adversely affected our business and may do so in the future.

As with all airport operators, we are subject to the threat of terrorist attack. The terrorist attacks on the United States on September 11, 2001 had a severe adverse impact on the air travel industry, particularly on U.S. carriers and on carriers operating international service to and from the United States. Airline traffic in the United States fell precipitously after the attacks. GACN’s terminal passenger volumes declined 6% in 2002 as compared to 2001. In the event of a terrorist attack involving one of GACN’s airports directly, airport operations would be disrupted or suspended during the time necessary to conduct rescue operations, investigate the incident and repair or rebuild damaged or destroyed facilities, and our future insurance premiums would likely increase. In addition, our insurance policies do not cover all losses and liabilities resulting from terrorism. Any future terrorist attacks, whether or not involving aircraft, will likely adversely affect our business, results of operations, prospects and financial condition.

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

GACN operates its airports under concessions, the terms of which are regulated by the Mexican government. As with most airports in other countries, GACN’s aeronautical fees charged to airlines and passengers are regulated. In 2005, 2006 and 2007, approximately 81%, 81% and 82%, respectively, of GACN’s total revenues were earned from aeronautical services, which are subject to price regulation. These regulations may limit our flexibility in operating GACN’s aeronautical activities, which could have a material adverse effect on GACN’s business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to GACN’s operations and that affect its profitability are authorized (as in the case of its master development programs) or established (as in the case of its maximum rates) by the Ministry of Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability to unilaterally change GACN’s obligations (such as the investment obligations under its master development programs or the obligation under its concessions to provide a public service) or increase its maximum rates applicable under those regulations should passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of GACN’s revenues to be regulated, which could limit GACN’s flexibility in setting prices for additional sources of revenues that are not currently subject to any restriction.

We cannot predict how the regulations governing our Airport Division will be applied.

Many of the laws, regulations and instruments that regulate our airport business were adopted or became effective in 1999, and there is only a limited history that would allow us to predict the impact of these legal requirements on our future operations. In addition, although Mexican law establishes ranges of sanctions that might be imposed should we fail to comply with the terms of one of our concessions, the Mexican Airport Law (Ley de Aeropuertos) and its regulations or other applicable law, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges. We cannot assure you that we will not encounter difficulties in complying with these laws, regulations and instruments.

Moreover, when determining our maximum rates for the next five-year period (covering 2011 to 2015), the Ministry of Communications and Transportation may be subject to significant pressure from different entities (such as, for example, the Mexican Competition Commission and the carriers operating at our airports) to impose rates that will reduce the profitability of our airport business. Therefore there can be no assurance that the laws and regulations governing our airport business, including the rate-setting process and the Mexican Airport Law, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results from operations.

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

An appellate court later vacated the May 18, 2005 court order regarding the return of the land. However that decision and three subsequent constitutional claims (juicios de amparo) permitted the case to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation, as a party to the litigation since the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juarez Airport. In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or otherwise adverse to GACN, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for GACN’s use, which we believe the terms of our concessions would require, GACN’s concession to operate the Ciudad Juarez Airport would terminate. In 2006 and 2007, the Ciudad Juarez International Airport represented 5.4% and 5.7%, respectively, of GACN’s revenue. Although we believe, and GACN has been advised by the Ministry of Communications and Transportation that, under the terms of GACN’s concessions the termination of its Ciudad Juarez concession would not affect the validity of its remaining airport concessions and that the Mexican federal government would be obligated to indemnify GACN against any monetary or other damages resulting from the termination of its Ciudad Juarez concession or a definitive resolution of the matter in favor of the plaintiffs, there can be no assurance that GACN would be so indemnified.

Most of the shares of GACN owned by our subsidiary Aeroinvest, are subject to foreclosure if Aeroinvest defaults on certain loans.

As of December 31, 2007, we controlled an aggregate of 223,492,500 shares of our airport subsidiary GACN, representing 55.87% of GACN’s capital stock. Our investment in GACN was comprised of 156,692,500 series B shares that we owned directly through our wholly-owned subsidiary Aeroinvest, and 66,800,000 series B and BB shares that we controlled through our ownership of 74.5% of the capital stock of SETA. The remaining 25.5% of SETA was owned by Aeroports de Paris Management, or ADPM. The remaining shareholders in GACN held 44.13% of its outstanding capital stock.

In June 2007, Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith, Incorporated, or Merrill Lynch, to refinance the former facility. The refinancing was approved at GACN’s extraordinary general shareholders’ meeting held January 31, 2007. The refinancing consists of the issuance of three series of notes by a Mexican trust, each of which has a term of 10 years. The total amount of the refinancing was approximately Ps.2,805 million, payable in Mexican pesos. The refinancing was used to prepay the former facility, related costs, fees, reserves and for general corporate purposes. Aeroinvest has pledged and assigned its economic and corporate interests in its series “B” shares of GACN, and has assigned its economic and corporate interests in its 74.5% ownership of SETA. Under the refinancing, Aeroinvest retains the right to vote at all times prior to failing to make a required payment. Both we and Aeroinvest made corporate guarantees in connection with the refinancing. If Aeroinvest defaults on its obligations under these credit facilities or notes, the creditors under these indebtedness arrangements could foreclose on the collateral, including our interest in shares of GACN representing 36.04% of GACN’s capital stock. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness — Aeroinvest.”

Risks Related to Mexico and Other Markets in Which We Operate

Adverse economic conditions in Mexico may adversely affect our financial condition or results of operations.

A substantial portion of our operations are conducted in Mexico and are dependent upon the performance of the Mexican economy. As a result, our business, financial condition or results of operations may be affected by the general condition of the Mexican economy, over which we have no control. See “Item 4. Information on the Company — History and Development of the Company — Public Sector Spending and the Mexican Economy.” In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates. We cannot assume that such conditions will not return or that such conditions will not have a material adverse effect on our business, financial condition or results of operations.

Mexico experienced a period of slow growth from 2001 through 2003, primarily as a result of the downturn in the U.S. economy. In 2001, Mexico’s GDP declined by 0.2%, while inflation reached 4.4%. In 2002, GDP grew by 0.8% and inflation reached 5.7%. In 2003, GDP grew by 1.4% and inflation was 4.0%. In 2004, GDP grew by 4.2% and inflation increased to 5.2%. In 2005, GDP grew by approximately 2.8% and inflation decreased to 3.3%. In 2006, GDP grew by approximately 4.8% and inflation reached 4.1%. In 2007, GDP grew by approximately 1.8% and inflation declined to 3.8%.

Mexico also has, and is expected to continue to have, high real and nominal interest rates. The annualized interest rates on 28-day Cetes averaged approximately 11.3%, 7.1%, 6.2%, 6.8%, 9.2%, 7.2% and 7.2% for 2001, 2002, 2003, 2004, 2005, 2006 and 2007, respectively. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

If the Mexican economy falls into a recession, if inflation or interest rates increase significantly or the Mexican economy is otherwise adversely impacted, our business, financial condition or results of operations could be materially and adversely affected.

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

We generally do not hedge our exposure to the U.S. dollar with respect to the Mexican peso and other currencies; however, recently under some of our long -term credit facilities we have been required to obtain interest rate, currency rate and foreign exchange coverage for the terms of those facilities. Our debt service cost can increase if the peso depreciates. A severe devaluation or depreciation of the Mexican peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated indebtedness or obligations in other currencies. We cannot assure you that the Mexican Central Bank will maintain its current policy with respect to the peso. In addition, while the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange control policies in the future. Currency fluctuations may have an adverse effect on our financial condition, results of operations and cash flows in future periods.

Economic and political developments in Mexico could affect Mexican economic policy and adversely affect us.

We are a Mexican corporation and a substantial majority of our operations and assets are located in Mexico. As a result, our business, financial condition and results of operations may be affected by the general condition of the Mexican economy, the devaluation of the Mexican peso as compared to the U.S. dollar, price instability, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico over which we have no control.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant effect on Mexican private sector entities in general, and us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities. In the past, economic and other reforms have not been enacted because of strong congressional opposition to the president. This was the case during the term of President Vicente Fox, which lasted from 2000 to 2006.

Federal elections were held in Mexico on July 2, 2006. Felipe Calderon of the center-right Partido Accion Nacional, or PAN, obtained a plurality of the vote, with a narrow margin over the Partido de la Revolucion Democratica, or PRD, and over the Partido Revolucionario Institucional, or PRI. Although the PAN won a plurality of the seats in the Mexican Congress in the election, no party succeeded in securing a majority in either chamber of the Mexican Congress. The absence of a clear majority by a single party is likely to continue at least until the next Congressional election in 2009. This situation may result in government gridlock and political uncertainty due to the Mexican Congress’ potential inability to reach consensus, most importantly, related to the structural reforms required to modernize certain sectors of the Mexican economy. Our performance historically has been tied to Mexican public-sector spending on infrastructure facilities and Mexican public-sector spending is, in turn, generally dependent on the political climate in Mexico. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operations.

Developments in other countries could adversely affect the Mexican economy, our business, financial condition or results of operations and the market value of our securities.

The Mexican economy, the business, financial condition or results or operations of Mexican companies and the market value of securities of Mexican companies may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. In October 1997, prices of both Mexican debt and equity securities decreased substantially as a result of the sharp drop in Asian securities markets. Similarly, in the second half of 1998 and in early 1999, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil. The Mexican debt and equities markets also have been adversely affected by ongoing developments in the global credit markets.

In addition, in recent years economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of NAFTA and increased economic activity between the two countries. Therefore, adverse economic conditions in the United States, the termination of NAFTA or other related events could have a material adverse effect on the Mexican economy. We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not materially adversely affect our business, financial condition or results of operations.

Corporate disclosure in Mexico may differ from disclosure regularly published by or about issuers of securities in other countries, including the United States.

A principal objective of the securities laws of the United States, Mexico, and other countries is to promote full and fair disclosure of all material corporate information, including accounting information. However, there may be different or less publicly available information about issuers of securities in Mexico than is regularly made available by public companies in countries with highly developed capital markets, including the United States.

In addition, accounting standards and disclosure requirements in Mexico differ from those of the United States. In particular, our financial statements are prepared in accordance with MFRS, which differ from U.S. GAAP and accounting principles adopted in other countries in a number of respects. Items on the financial statements of a company prepared in accordance with MFRS may not reflect its financial position or results of operations in the way they would be reflected had such financial statements been prepared in accordance with U.S. GAAP. Note 29 to our financial statements provides a description of the principal differences between MFRS and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of consolidated net income (loss) and consolidated stockholders’ equity.

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

The significant share ownership of our management and members of our board of directors may have an adverse effect on the future market price of our ADSs and shares.

At May 15, 2008, our directors and executive officers, as a group, beneficially owned approximately 69,416,085 shares (13.94% of the shares outstanding). As of December 31, 2007, our Chairman and his family and the management trust, as a group, beneficially owned approximately 9% of our total shares outstanding. Of this amount, 6.9% of our shares were beneficially held by Bernardo Quintana and his family, including his sons Alonso Quintana, our Chief Financial Officer and a member of our board of directors, and Diego Quintana, our Vice President of Housing and a member of our board of directors, and 2.1% were held by the management trust. Also as of December 31, 2007, Maria Asuncion Aramburuzabala, a member of our board of directors, and her family, as a group, beneficially owned approximately 4.86% of our total shares outstanding. See “Item 6. Directors and Senior Management — Share Ownership” and “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

Actions by our management and board of directors with respect to the disposition of the shares and ADSs they beneficially own, or the perception that such action may occur, may adversely affect the trading price of the shares on the Mexican Stock Exchange or the ADSs on the New York Stock Exchange.

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

HISTORY AND DEVELOPMENT OF THE COMPANY

We are a sociedad anonima bursatil de capital variable incorporated as Empresas ICA, S.A.B. de C.V. under the laws of Mexico. Our business began in 1947 with the incorporation of Ingenieros Civiles Asociados, S.A., which provided construction services for infrastructure projects for the Mexican public sector. Our registered office is located at Mineria No. 145, Edificio Central, 11800 Mexico, D.F., Mexico, telephone (52-55) 5272-9991.

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

Since 1947, we have expanded and diversified our construction and related businesses. In the past, our business strategy had been to strengthen and expand our core construction business, while diversifying our sources of revenue. The Mexican economic crisis triggered by the peso devaluation in 1994 led us to seek new growth opportunities in related businesses in Mexico and in construction businesses outside of Mexico, notably Latin America. After a protracted construction crisis in Mexico, in 1999 we started our non-core divestment program, under which we have sold non-core assets, and used the proceeds from such sales to pay corporate debt. We concluded our non-core divestment program in 2006. In recent years, we have redefined our business focus to emphasize our construction business in Mexico, which in 2006 and 2007 accounted for approximately 83% and 89%, respectively, of our revenues.

We have also recently increased our participation in construction-related businesses such as infrastructure operations and housing development as part of our strategy to minimize the effect of business and macroeconomic cycles in the construction industry. Reflecting this strategy, we have expanded into the following lines of business:

•	In December 2005, we acquired a controlling interest in GACN. As of December 31, 2007, we directly and indirectly controlled shares representing approximately 55.87% of GACN’s capital stock. GACN operates 13 airports in the central north region of Mexico, including the Monterrey International Airport.

•	In recent years we have expanded our involvement in housing development. Our Housing Development segment (comprised of our housing development subsidiary, ViveICA S.A. de C.V., or ViveICA) is active in all stages of the development process in the housing industry. ViveICA’s business includes land acquisition, project and urban conceptualization, permit and license applications, and procurement and engineering design. Our housing development increased from 5,909 homes sold in 2006 to 7,786 homes in 2007.

•	In 2007 and 2008, we invested in two new tollroad projects. On October 3, 2007, our affiliate Red de Carreteras de Occidente, S. de R.L. de C.V., or RCO, paid the Mexican government Ps.44,051 million for the concession to operate the first of four packages of tollroads to be offered by the Fideicomiso de Apoyo al Rescate de Autopistas Concesionadas, or FARAC. We own 20% of RCO and GS Global Infrastructure Partners I, L.P. and two of its affiliates, or GSIP, own the remaining 80%. On March 12, 2008, we acquired all the equity of Consorcio del Mayab, S.A. de. C.V., or the Mayab Consortium, which holds the concession for the Kantunil — Cancun tollroad. We paid Ps.870 million to the selling shareholders.

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

The following table sets forth our capital spending for each year in the three-year period ended December 31, 2007.

	Year Ended December 31,
	2007		2007		2006		2005
	(Millions of		(Millions of Mexican pesos)
	U.S. dollars)

Construction:
Civil	U.S.$	38	Ps.	415	Ps.	430	Ps.	189
Industrial		7		79		30		161
Rodio Kronsa		11		125		72		105
Total		57		619		532		455
Infrastructure:
Airports		60		657		455		0
Other Concessions(1)		371		4,049		44		87
Total		431		4,706		499		87
Housing Development		5		57		18		26
Corporate and Other		1		11		56		42

Total	U.S.$	494	Ps.	5,393	Ps.	1,105	Ps.	610

(1)	In 2007, includes Ps.3,118 million for the investment in a 20% interest in RCO, our tollroad-operating affiliate.

Aggregate capital spending increased almost fivefold in 2007 as compared to 2006. The increase in aggregate capital spending in 2007 primarily reflected an increase in other concessions represented mainly by our investment in the joint venture RCO with our partners GSIP.

Aggregate capital spending increased 81% from 2005 to 2006. The increase in aggregate capital spending in 2006 primarily reflected the combined effect of the consolidation of GACN, which was offset in part by the change to proportional (50%) consolidation of Rodio Kronsa.

In addition, we made net investments in and loans to unconsolidated affiliates of Ps.3,588 million in 2007, no net investments in or loans to unconsolidated affiliates in 2006, and net investments in and loans to unconsolidated affiliates of Ps.50 million in 2005.

Public-Sector Spending and the Mexican Economy

Our performance and results of operations historically have been tied to Mexican public-sector spending on infrastructure and industrial facilities. Mexican public-sector spending, in turn, has been generally dependent on the state of the Mexican economy and accordingly has varied significantly in the past. See “Item 3 — Risk Factors — Risks Related to Our Operations — Our performance is tied to Mexican public-sector spending on infrastructure and industrial facilities.” Mexico’s gross domestic product increased by 3.3% in 2007, compared to a 4.8% increase in 2006. The average interest rates on 28-day Mexican treasury notes were 7.2% in 2007, 7.2% in 2006 and 9.2% in 2005. Inflation was 3.8% in 2007, 4.1% in 2006 and 3.3% in 2005.

According to INEGI, Construction GDP increased by 2.1% in 2007, 7.2% in 2006 and 3.3% in 2005, in each case in real terms as compared to the prior year, representing 5.1%, 5.1% and 4.8% of Mexico’s gross domestic product in those years, respectively. In 2007, according to data published by the Mexican Central

Bank, Mexican public-sector spending on infrastructure projects increased 6.1% in real terms in comparison to 2006.

After a transition period of several months, the government of President Felipe Calderon, who assumed office in December 2006, began soliciting bids for new projects. In 2007, President Calderon unveiled his National Infrastructure Program, which the government has announced is designed to expand Mexico’s infrastructure, accelerate Mexico’s economic growth and make the Mexican economy more internationally competitive. The National Infrastructure Program contemplates public and private investments totaling Ps.951 billion over the 2007 to 2012 period in highways, railroads, ports, airports, telecommunications, water and sanitation, irrigation, and flood control projects. In addition, the National Infrastructure Plan calls for an additional Ps.1,581 billion in energy sector investments.

BUSINESS OVERVIEW

Our operations are divided into four segments:

•	Construction,

•	Infrastructure (formerly Infrastructure Operations),

•	Housing Development, and

•	Corporate and Other.

Our construction segment is divided into three divisions: Civil Construction, Industrial Construction and Rodio Kronsa. In all three construction divisions, we provide a full range of services, including feasibility studies, conceptual design, engineering, procurement, project and construction management, construction, maintenance, technical site evaluations and other consulting services. In 2005 and 2006, we realigned our divisions to reflect changes in our business. Since January 1, 2005, our real estate operations have been included in our Corporate and Other segment and our housing construction operations have been reported as the Housing Development segment. As of January 1, 2006, we renamed our Infrastructure Operations segment the Infrastructure segment and, within this segment, we created two divisions: Airports and Other Concessions.

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

In recent years, however, our construction contracts have been increasingly of the fixed price or not-to-exceed type, which generally do not provide for adjustment except under certain circumstances for inflation or as a result of errors in the contract’s specifications, or mixed price contracts in which a portion of the contract is at fixed price and the rest at unit prices. Examples of mixed price projects in which we are currently involved include the La Yesca hydroelectric project in the Civil Construction division and the Minatitlan contract with Pemex in the Industrial Construction division. Fixed price, not-to-exceed and mixed price contracts collectively accounted for approximately 77% of our construction backlog as of December 31, 2007, 54% of our construction backlog as of December 31, 2006 and 48% of our construction backlog as of December 31, 2005. While we have entered into a large number or contracts with unit pricing in the last two years, we believe that fixed price contracts are more prevalent in the construction market and the contracts that we enter into in the future will reflect this shift to fixed price contracts. We expect that, because of conditions attendant to financing arrangements, future concession-related, infrastructure and industrial construction contracts will restrict the adjustment of the contract price for additional work done due to incorrect contract specifications.

We earn a significant portion of our construction revenues under contracts whose prices are denominated in currencies other than Mexican pesos, substantially all of which are of the fixed price, mixed price or not-to-exceed type. Approximately 48% of the contracts awarded to us in 2007 (based on the contract amount) were foreign currency-denominated. Approximately 30% of our construction backlog as of December 31, 2006 represented foreign currency-denominated contracts. Substantially all of our foreign-currency denominated contracts are denominated in U.S. dollars, except for contracts entered into by our Rodio Kronsa division, which are denominated in other currencies, principally euros.

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

In addition to contracts for new projects, increases in the scope of work to be performed in connection with existing projects are an important source of revenue for us. In 2007, increases in scope of work accounted for Ps.7,904 million, or 35%, of our year-end backlog. Contracts for such work are not typically put up for bid, but are negotiated by the client with the existing contractor.

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

In our Civil Construction division, we compete primarily with Brazilian, Spanish and Mexican companies, including Constructora Norberto Odebrecht, S.A., Camargo Correa, S.A., Andrade Gutierrez, S.A., Fomento de Construcciones y Contratas, S.A., Acciona Infraestructura, S.A., ACS Servicios Construcciones, S.A. and Impulsora del Desarrollo Economico de America Latina, or IDEAL, Carso Infraestructura y Construcciones, S.A.B. de C.V. or CICSA, Compañia Contratista Nacional , S.A. de C.V or Coconal, Gutsa Construcciones, S.A. de C.V. or Gutsa, TRADECO Infraestructura, S.A. de C.V. and La Nacional Compañia Constructora.

In our Industrial Construction division, we compete with Mexican, Brazilian, Argentine, Korean and Japanese companies, including Constructora Norberto Odebrecht, S.A., Dragados y Construcciones, S.A., Techint, S.A. de C.V. (Mexico), or Techint, Duro Felguera Mexico, S.A. de C.V., Mitsubishi, Swecomex, S.A. de C.V., CMM, Samsung Ingenieria Manzanillo, S,A. de C.V. and Grupo R, S.A. de C.V.

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

Raw Materials

The principal raw materials we require for our construction operations are cement, construction aggregates and steel. In our Civil Construction division, raw materials accounted for Ps.1,142 million, or 6%, of our costs of sales in 2007, Ps.1,699 million, or 9%, of our cost of sales in 2006 and Ps.876 million, or 5%, of our cost of sales in 2005. In our Industrial Construction division, raw materials accounted for Ps.3,154 million, or 17%, of our costs of sales in 2007, Ps.3,006 million, or 15%, of our cost of sales in 2006 and Ps.3,373 million, or 19%, of our cost of sales in 2005.

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

We have played an active role in the development of Mexico’s infrastructure and have completed large infrastructure facilities and constructed buildings throughout Mexico and Latin America. Among the facilities and buildings we have constructed from our incorporation in 1947 until 2006:

•	the Apulco, Comedero, El Novillo, El Caracol, Cajon de Peña, Tomatlan, Infiernillo, Chicoasen, El Guineo, El Cobano, Jicalan, Falcon, Huites, Aguamilpa, Caruachi and El Cajon dams;

•	the Guadalajara-Colima, Mazatlan-Culiacan, Leon-Lagos-Aguascalientes, Guadalajara-Tepic, Mexico City Morelia-Guadalajara, Cuernavaca-Acapulco, Oaxaca-Sola de Vega and Torreon-Saltillo concessioned highways and the Tehuacan-Oaxaca federal highway;

•	17 of the 58 existing airports in Mexico and two airports outside Mexico (the Tocumen Panama international airport in Panama and the Philip S.W. Goldson international airport in Belize);

•	various hotels and office buildings, including the Maria Isabel Sheraton, Nikko, Paraiso Radisson Mexico City, Westin Regina Los Cabos and the Torre Mayor, among others;

•	lines one through nine, A and part of B of the Mexico City subway system; and

•	the Mexico City sewage system.

The most important projects under construction by the Civil Construction division during 2007 included:

•	various construction projects that are part of Terminal II at the Mexico City International Airport;

•	the Querataro-Irapuato highway;

•	the Queretaro Aqueduct II;

•	a hospital for the Mexican Navy (Secretaria de Marina) in Mexico City; and

•	a soccer stadium for the Chivas Sport Club.

The Civil Construction division’s contract awards in 2007 totaled approximately Ps.23,631 million (approximately U.S.$2,165 million), of which 5.8% were awarded outside Mexico.

In September 2007, the Mexican Federal Electricity Commission awarded a U.S.$768 million contract for the engineering, procurement and construction of the La Yesca hydroelectric project to CPH. The La Yesca hydroelectric project is located on the border between the states of Jalisco and Nayarit, and is comprised of civil construction, electromechanical and ancillary work including the procurement, engineering, construction, transportation, start-up, testing and commissioning of two 375-megawatt turbogenerating units. The terms of the La Yesca contract require that we secure financing for the project costs and limit disbursements during the construction phase to 90% of the cash cost of any certified work performed. CPH arranged U.S.$910 million of financing for the La Yesca hydroelectric project from WestLB AG, which also structured the financing for the El Cajon hydroelectric project. Because the terms of the construction contract provide that the Mexican Federal Electricity Commission will pay for the project upon completion, and the financing obtained by CPH covers only the project’s cash costs, the project will not generate any significant cash flow to us until completion, which is scheduled to occur in the second quarter of 2012. However, because we recognize revenues from the La Yesca hydroelectric project based on the percentage-of-completion method of accounting, which relies on certain estimates and assumptions, the project is expected to generate an important portion of our revenues in 2008, 2009, 2010 and 2011. The La Yesca hydroelectric project is expected to represent substantial portion of our receivables and our indebtedness in the future. At December 31, 2007, we had Ps.123 million in contract receivables and Ps.384 million of debt on our balance sheet relating to the La Yesca hydroelectric project.

In March 2003, the Mexican Federal Electricity Commission awarded a U.S.$748 million (subsequently increased to U.S.$871 million as of December 31, 2007) contract for the engineering, procurement and construction of the El Cajon hydroelectric project to CIISA. The El Cajon hydroelectric project is located in the state of Nayarit, and was comprised of civil construction, electromechanical and ancillary work including the procurement, engineering, construction, transportation, testing, start-up and commissioning of two 375-megawatt turbo generating units. The El Cajon hydroelectric project was Mexico’s first engineering, procurement and construction contract for the complete construction of a hydroelectric project under Mexico’s public works financing program. On February 27, 2007, the Mexican Federal Electricity Commission paid CIISA U.S.$525 million upon the delivery of the project’s first turbine unit. In June 2007, CIISA delivered the second turbine to the Mexican Federal Electricity Commission. The project was completed in August 2007. On August 31, 2007, CIISA received a second payment of U.S.$308 million, bringing the total payment received to U.S.$833 million. Through March 31, 2008, we have recognized U.S.$901 million of revenues based on the percentage-of-completion method of accounting, which relies on certain estimates and assumptions. The difference — U.S.$68 million — is comprised of two parts. The first part is U.S.$37 million in accounts receivable, representing work approved by the Mexican Federal Electricity Commission that has been outstanding for more than 120 days. In accordance with our accounting policies, in the fourth quarter of 2007 we created a provision for 50% of the U.S.$37 million, or Ps.202 million. The second part of the difference is U.S.$31 million in executed work that the Mexican Federal Electricity Commission has not yet approved for payment. We and the Mexican Federal Electricity Commission are negotiating regarding the U.S.$31 million in executed work through the use of mediation, on-site negotiations and expert appraisals. There can be no assurance that we will receive part or all of the U.S.$68 million that remains unpaid. We and the Mexican Federal Electricity Commission have agreed to submit additional differences for which we cannot reach an agreement to an international arbitration proceeding. An arbitral tribunal has been constituted and is currently drafting the terms of reference, which set out the undisputed facts relating to the arbitration, the claims of the parties and the issues to be decided.

During 2005 and 2006, we were required to invest an aggregate of Ps.1,066 million of additional capital in CIISA to finance undisbursed portions of the project’s cash costs, which increased our ownership percentage in CIISA from 61% to 75%. This increase reflects dilution of the ownership percentage of our partners, rather than transfers of interests in CIISA from our partners to us.

In the past, our Civil Construction division pursued infrastructure projects in Central and South America and the Caribbean, and may continue to do so on a more limited basis in the future. Projects in these areas ranged from construction of a section of the subway system in Santiago, Chile to the construction of a natural gas pipeline system in Argentina and the Caruachi hydroelectric dam in Venezuela. Our largest non-Mexican project during 2007 was the construction of the Cachamay Stadium in Venezuela. In 2007, less than 18% of our revenues in the Civil Construction division were attributable to construction activities outside Mexico.

Industrial Construction

Our Industrial Construction division focuses on the engineering, procurement, construction, design and commissioning of large manufacturing facilities such as power plants, chemical plants, petrochemical plants, fertilizer plants, pharmaceutical plants, steel mills, paper mills, drilling platforms and automobile and cement factories.

Relationship with ICA-Fluor.  In 1993, we sold a 49% interest in our industrial construction subsidiary to Fluor Daniel Mexico, S.A., or Fluor, a subsidiary of The Fluor Corporation, forming the ICA-Fluor joint venture. Since 1993, we have owned 51% of the ICA-Fluor joint venture. Partner resolutions require the approval of a simple majority of ICA-Fluor’s partners’ interests, except for decisions relating to matters such as capital increases, changes to ICA-Fluor’s bylaws, dividend payments and a sale of all or substantially all of the assets of ICA-Fluor. We and Fluor are each entitled to appoint an equal number of members of ICA-Fluor’s board of directors and executive committee. Historically, we have designated the chief executive officer of ICA-Fluor. In addition, we and Fluor have agreed that ICA-Fluor will be the exclusive means for either party to provide construction, procurement, project management, start-up and maintenance services to the production and pipeline, power plant, petrochemical, industrial, environmental services, mining, chemicals and plastics and processing plants within Mexico, Central America, and the Caribbean. This agreement will terminate upon a sale by Fluor or us of any of our partnership interests in ICA-Fluor or, following a breach of any of the ICA-Fluor agreements, one year after payment of any damages due to the non-breaching party in respect of this breach. We believe that our alliance with Fluor provides us with a wider range of business opportunities in the industrial construction markets in and outside Mexico, as well as access to technology and know-how which give us a competitive advantage in these markets.

In the past decade, over one-half of the work performed by the Industrial Construction division has been for the Mexican public sector, the Mexican Federal Electricity Commission and Pemex, and new contracts entered into by ICA-Fluor are increasingly oil and gas-based projects and services for Pemex. During 2007, 82% of the Industrial Construction division’s revenues were derived from work performed for the public sector and Pemex. Clients of the Industrial Construction division’s Mexican operations range from state-owned enterprises, such as Pemex Exploracion y Construccion, Pemex Gas y Petroquimica Basica, Pemex Refinacion and Pemex Petroquimica to private-sector clients, such as Sempra Energy Resources, Transalta Campeche, PPG, Enertek, Avantel, Alestra (a joint venture between AT&T, Grupo Alfa and Valores Industriales), Navistar, Iberdrola Energia Altamira S.A. de C.V., AES Elsta B.C. & Co., BASF Mexicana, S.A. de C.V., AES Andres, Snamprogetti, Cementos El Salvador, Linde A.G. and Compañia de Nitrogeno Cantarell (an international consortium among BOC Holdings, Linde, Marubeni Corporation and Westcoast Energy Inc.), Iberdrola Energia del Golfo, S.A. de C.V., Iberdrola Energia La Laguna, S.A. de C.V. Terminal de LNG de Altamira, S.A. de C.V. Ishikawajima-Harima Heavy Industries Co, Ltd, Dowell Schlumberger de Mexico, S.A. de C.V.

Typical Projects.  Projects in our Industrial Construction division typically involve sophisticated engineering techniques and require us to fulfill complicated technical and quality specifications. Our Industrial Construction division contracts are mainly U.S. dollar-denominated, fixed price contracts.

Among the principal projects we have completed in the Industrial Construction division recently are:

•	The Cantarell nitrogen plant;

•	the Pemex sulfur recovery plant in Chiapas;

•	the Transalta Campeche combined cycle power plant;

•	a combined cycle thermoelectric power plant for Altamira III, IV and V;

•	the La Laguna combined cycle thermoelectric power plant in Durango;

•	a liquefied natural gas storage tanks for IHI in Altamira, Tamaulipas; and

•	the Reynosa III and IV Cryogenic plants.

The Industrial Construction division’s contract awards in 2007 totaled approximately Ps.11,615 million (approximately U.S.$1,064 million) and included projects such as:

•	the Chicontepec II project for Pemex;

•	the construction of the cryogenic plants Reynosa 5 and Reynosa 6 for Pemex; and

•	the steel mill plant for AHMSA.

The most important projects under construction by the Industrial Construction division during 2007 included:

•	the reconfiguration of Package II of the Minatitlan refinery project;

•	the construction of the cryogenic plants Reynosa 5 and Reynosa 6 for Pemex;

•	The INDELPRO PP line and splitter, second phase; and

•	the Cayo de Arcas offshore housing platform.

In October 2004, ICA-Fluor entered into a contract with Pemex for the reconfiguration of Package II of the Minatitlan refinery project, including auxiliary services, waste-water treatment and integration works at the facility. Package II of the Minatitlan refinery project was valued at Ps.723 million at December 31, 2007. We expect to complete this project in 2008. The project was awarded pursuant to a mixed price contract in which a portion of the contract involves fixed prices and, for the balance, unit prices. ICA-Fluor will receive payment from Pemex for construction services over the life of the contract, as we reach certain contractual milestones. ICA-Fluor posted a guarantee of U.S.$88 million for the value of certain work to be completed on Package II of the Minatitlan refinery project, which was obtained through an unsecured letter of credit.

Turnkey Projects.  During the past decade, the Industrial Construction division has experienced a shift toward private sector investment. In recent years, certain clients, including Mexican state-owned enterprises such as the Mexican Federal Electricity Commission and Pemex, have required that projects sponsored by them be constructed on a turnkey basis with financing arranged by the parties constructing the project. Accordingly, bids for such projects must be complete packages, including, among other things, engineering, construction, financing, procurement and industrial elements. As a result of the increased complexity of the projects, bids are frequently submitted by consortia. Our ability to win these bids is affected by the relative strengths and weaknesses of our partners in the consortia and the ability of each consortium to obtain financing. In 2003, we entered into a single consortium with Schlumberger AG in connection with a contract to develop the Chicontepec oil field for Pemex, which has a scheduled completion date of May 2008.

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

Our Spanish operations consist of Rodio, (a sub-soil construction subsidiary) and Kronsa (a subsidiary that constructs specialized support piles). We own Rodio Kronsa through Aps FRAMEX, or FRAMEX, an intermediary holding company that owns 100% of each of Rodio and Kronsa. We own 50% of FRAMEX and the remaining 50% interest is owned by Soletanche Bachy France. Rodio and Kronsa are each governed by a board of directors that is jointly appointed, in equal number, by Soletanche Bachy France and us, and we appoint the president of the board of each of Rodio and Kronsa. The officers of each of Rodio and Kronsa are appointed by the board to manage day-to-day operations.

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

Among the principal projects Rodio Kronsa have completed between 1973 and 2007 were the following:

•	sounding, drilling and various works for the Almendra dam in Salamanca, Spain, the Alcantara dam in Caceres, Spain, and the El Atazar Dam in Madrid, Spain;

•	construction work for the MetroSur subway system in Madrid, Spain;

•	sounding, drilling and various works for the Hatillo Dam in the Dominican Republic;

•	the foundations for housing projects in Spain; and

•	the M-30 freeway burial in Madrid.

In 2007, the most important projects constructed by Rodio Kronsa were:

•	Porta Firal foundation work on the building to be the headquarters for Iberdrola, in Barcelona;

•	foundation work on the Moscow Metro Tower in Russia; and

•	street widening of Alameda Juan Pablo II in San Salvador.

In each of 2005, 2006 and 2007, CPC, contributed less than 1% of the CPC-Rodio division’s revenues. CPC was sold in 2007.

Construction Backlog

Backlog in the engineering and construction industry is a measure of the total dollar value of accumulated signed contracts at a particular moment.

The following table sets forth, at the dates indicated, our backlog of construction contracts.

	As of December 31,
	2007		2007		2006		2005
	(Millions of		(Millions of Mexican pesos)
	U.S. dollars)

Construction
Civil	U.S.$	1,823	Ps.	19,898	Ps.	4,180	Ps.	4,769
Industrial		777		8,487		5,116		9,269
Rodio Kronsa		67		729		352		876

Total	U.S.$	2,667	Ps.	29,114	Ps.	9,648	Ps.	14,914

Our backlog does not include the backlog of joint venture companies created for specific construction projects and in which we have a minority interest (such as the Caruachi hydroelectric plant in Venezuela). As of December 31, 2007, these joint venture companies had no backlog.

We were awarded contracts totaling Ps.37,532 million (approximately U.S.$3,438 million) in 2007. See note 7 to our financial statements. Three projects represented approximately half of our backlog at December 31, 2007. The La Yesca hydroelectric project accounted for Ps.8,229 million, or 28% of our total backlog as of December 31, 2007. This project is scheduled to be completed in June 2012. In addition, the Chicontepec II project for Pemex, which is scheduled to be completed in 2011 accounted for Ps.4,461 million, or 15%, of our construction backlog as of December 31, 2007. We also began work on the Nuevo Necaxa-Tihuatlan highway project, which is currently scheduled be completed in February 2011 and which accounted for approximately Ps.2,727 million, or 9%, of our backlog as of December 31, 2007.

As of December 31, 2007, approximately 4% of construction backlog was attributable to construction projects outside Mexico and public sector projects represented approximately 59% of our total backlog. At December 31, 2007, contracts with a value exceeding U.S.$250 million accounted for 53% of our total backlog, contracts with a value ranging from U.S.$50 million to U.S.$250 million accounted for 35% of our total backlog, and contracts with a value of less than U.S.$50 million accounted for 12% of our total backlog.

The amount of backlog is not necessarily indicative of our future revenues related to the performance of such work. Although backlog represents only business that is considered to be firm, there can be no assurance that cancellations or scope adjustments will not occur.

In certain instances, we have guaranteed completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any such schedule or performance requirements could result in costs that exceed projected profit margins, including penalties of up to 20% of the contract price. Fixed price, not-to-exceed and mixed price contracts collectively accounted for approximately 77% of our construction backlog as of December 31, 2007. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Construction — Construction Backlog.”

Infrastructure

We divide our Infrastructure segment into to two divisions: the Airports division and the Other Concessions division. We began consolidating GACN’s balance sheet as of December 31, 2005 and its results of operations as of January 1, 2006 and we report this financial data in our Airports division.

In January 2007, we signed an agreement to purchase an additional 39% of the shares of the environmental services company Proactiva Medio Ambiente Mexico, S.A. de C.V., or PMA Mexico. PMA Mexico operates municipal potable water treatment and supply, sewage, waste-water treatment, sanitary landfills, solid waste management and hazardous waste managements systems through service contracts and concessions. PMA Mexico was previously known as Consorcio Internacional del Medio Ambiente, S.A. de C.V., or CIMA, and was established as a 50%-50% joint venture with Proactiva Medio Ambiente. In 2006, we sold all but 10% of our interest in CIMA for Ps.319 million (U.S.$27 million). Given our increased focus on infrastructure operations, we repurchased the 39% interest in PMA Mexico from Proactiva Medio Ambiente and as of March 31, 2008, we hold 49% of PMA Mexico and Proactiva Medio Ambiente holds 51%.

During 2007 we participated in five operating concessioned highways that we consolidate, one operating concessioned tunnel (the Acapulco tunnel) and in the management and operation of a water treatment plant in Ciudad Acuña and water supply systems. In addition, in August 2007 the Ministry of Communications and Transportation awarded the first of four packages of FARAC tollroads to our affiliate RCO, of which we own 20%. We account for RCO using the equity method. RCO has assumed responsibility for the construction, operation, conservation and maintenance of the four tollroads. Since March 2008, we also participate in the operation of the Kantunil Cancun highway, which we consolidate. The financial data for these and other consolidated concessions is reported in our Other Concessions division.

In May 2007 a consortium we head was granted a 20-year concession by the State Water Commission of Queretaro for the construction, operation, and maintenance of the Aqueduct II water supply and purification system in Queretaro state. The Aqueduct II is expected to bring water 108km from Moctezuma River to the city of Queretaro. We own, directly and indirectly, a 42% interest in the consortium.

Airports Division

As of December 31, 2007, we controlled an aggregate of 223,492,500 shares of our airport subsidiary GACN, representing 55.87% of GACN’s capital stock. Our investment in GACN was comprised of 156,692,500 series B shares that we owned directly through our wholly-owned subsidiary Aeroinvest, and 66,800,000 series B and BB shares that we controlled through our ownership of 74.5% of the capital stock of SETA. The remaining 25.5% of SETA was owned by Aeroports de Paris Management, or ADPM. The remaining shareholders in GACN held 44.13% of its outstanding capital stock. GACN is listed on the Mexican Stock Exchange and the Nasdaq.

Aeroinvest and ADPM have also agreed that:

•	Aeroinvest will select two members of GACN’s Audit Committee, one of whom must satisfy the independence criteria of the Sarbanes-Oxley Act of 2002; and

•	Aeroinvest and ADPM will jointly select at least one member of GACN’s Nominations Committee and Corporate Practices Committee.

The consortium agreement also requires the unanimous vote of Aeroinvest and ADPM to approve: (i) the pledging or creation of a security interest in any of GACN’s shares held by SETA or the shares issued by SETA; (ii) any amendments to SETA’s bylaws or the SETA shareholders’ agreement; (iii) a merger, split, dissolution or liquidation; (iv) the amendment or termination of GACN’s bylaws or the participation agreement, technical assistance agreement, and technology transfer agreement entered into at the time of GACN’s privatization; (v) changes in GACN’s capital structure; (vi) the conversion of GACN’s Series BB shares into Series B shares ; and (vii) any sale or transfer of shares of SETA.

Under the consortium agreement, transfers by either Aeroinvest or ADPM of its shares in SETA to an unaffiliated third party are subject to limited rights of first refusal in favor of the non-transferring shareholder, and such transfers by Aeroinvest are subject, under certain conditions, to tag-along rights in favor of ADPM. In addition, the consortium agreement includes put and call options in respect of shares of SETA held by Aeroinvest, whereby, from June 14, 2009 through the later of June 14, 2015 and the date that is six months following the termination of the technical assistance agreement, under certain conditions, ADPM may require Aeroinvest to purchase all or a portion of shares of SETA held by ADPM, and in the event of the parties’ inability to resolve definitively a matter to be decided by the board of directors or shareholders of SETA, Aeroinvest may require ADPM to sell to Aeroinvest all or a portion of shares of SETA held by ADPM.

Through GACN, we operate 13 airports in the Central North region of Mexico pursuant to concessions granted by the Mexican government, including the Monterrey airport, which accounted for approximately for 45% of GACN’s revenues in 2007. The airports serve a major metropolitan area (Monterrey), three tourist destinations (Acapulco, Mazatlan and Zihuatanejo), two border cities (Ciudad Juarez and Reynosa) and seven regional centers (Chihuahua, Culiacan, Durango, San Luis Potosi, Tampico, Torreon and Zacatecas). All of the airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government.

The substantial majority of the Airport division’s revenues are derived from providing tariff-regulated services, which generally are related to the use of airport facilities by airlines and passengers. For example, approximately 82% of GACN’s total revenues in 2007 were earned from tariff-regulated services. Changes in revenues from aeronautical services are principally driven by the passenger and cargo volume at the airports. Revenues from aeronautical services are also affected by the so-called “maximum rates” the subsidiary concessionaires are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The “maximum rate” system of price regulation that applies to aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services.

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

The following table provides summary data for each of the airports for the year ended December 31, 2007:

	Year Ended December 31, 2007
					Revenues Per
	Terminal				Terminal
Airport	Passengers		Revenues		Passenger(1)
	(Number in millions)%		(Millions of pesos)%		(Pesos)

Metropolitan area:
Monterrey International Airport	6.6	46.2%	847.8	44.4%	128.5
Tourist destinations:
Acapulco International Airport	1.1	7.4	148.4	7.8	134.9
Mazatlan International Airport	0.9	6.4	143.4	7.5	159.4
Zihuatanejo International Airport	0.7	4.7	96.2	5.0	137.4
Total tourist destinations	2.6	18.6	388.0	20.3	143.7
Regional cities:
Chihuahua International Airport	0.9	6.0	116.7	6.1	129.7
Culiacan International Airport	1.1	8.0	145.2	7.6	132.0
Durango International Airport	0.3	2.0	38.2	2.0	127.3
San Luis Potosi International Airport	0.3	1.9	46.3	2.4	154.3
Tampico International Airport	0.6	4.1	72.5	3.8	120.8
Torreon International Airport	0.5	3.7	75.0	3.9	149.8
Zacatecas International Airport	0.3	2.0	39.2	2.1	130.7
Total regional destinations	3.9	27.6	533.0	27.9	133.3
Border cities:
Ciudad Juarez International Airport	0.9	6.4	109.6	5.7	121.8
Reynosa International Airport	0.2	1.3	30.4	1.6	152.0
Total border city destinations	1.1	7.7	140.1	7.3	127.3

TOTAL:(2)	14.2	100.0%	1,908.8	100.0%	132.6

(1)	Revenues per terminal passenger are calculated by dividing the total revenues for each airport by the number of terminal passengers for each airport.

(2)	Total does not include eliminations at the consolidated level.

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

Other Concessions Division

The Other Concessions Division includes highway, bridge and tunnel concessions, as well as water distribution and water treatment concessions.

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

The following table sets forth certain information regarding the highway, bridge and tunnel concessions in which we currently participate, either through subsidiaries or affiliates:

						Concessionaire’s
					% of	Net Investment		% Total
			Concession	% Ownership	Construction	in Concession		Investment
		Date of	Term	of	Performed	(Millions of		Provided by
Concession	Kilometers	Concession	(Years)	Concessionaire(1)	by ICA	Mexican pesos)(2)		ICA(3)

San Martin-Tlaxcala-El Molinito highway	25.5	1991	25.5	20	10	Ps.	32	8
Acapulco tunnel	2.9	1994	40	100	100		662	100
Corredor Sur highway (Panama)	19.5	1995	30	100	100		2,194	100
Irapuato — La Piedad highway	74.32	2005	20	100	100		701	100
Queretaro — Irapuato highway	92.98	2006	20	100	100		354	100
Nuevo Necaxa— Tihuatlan Highway	85	2007	30	50	50		6	50
Rio Verde — Ciudad Valles Highway	113.2	2007	20	100	100		24	100
RCO first package of tollroads	558	2007	30	20	100		3,112	7
The Kantunil — Cancun Highway(4)	241.5	1990	20	100	—	Ps.	1,391	100

(1)	Does not take into account the Mexican federal or local governments’ “sub-equity” contributions.

(2)	Represents each concessionaire’s investment in the applicable concession, net of depreciation and revaluation of assets, except for San Martin Tlaxcala-El Molinito highway and RCO, in which it represents net investment in equity. For a description of the revaluation of assets, see notes 3 and 11 to our financial statements.

(3)	Represents the percentage of the total gross investment in each concession (including the government’s sub-equity contributions) provided by us whether in the form of equity, debt or in-kind contributions. Net investment does not reflect certain development costs, expenses associated with our negotiations with the Panamanian Ministry of Public Works and certain other costs. See “— Corredor Sur.”

(4)	Values as of March 31, 2008.

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

On June 30, 2005, a trust organized by our subsidiary Tuneles Concesionados de Acapulco, S.A. de C.V., or TUCA, issued and sold Ps.800 million (nominal value) in notes (Certificados Bursatiles) due 2022, which are listed on the Mexican Stock Exchange. These notes accrue interest at TIIE plus 2.95%. The notes are recourse solely to the trust, which has been assigned the Acapulco Tunnel’s tolls and toll collection rights. After repaying all outstanding debt of TUCA, Ps.66 million (nominal value) to Banco Nacional de Obras y Servicios Publicos, S.N.C. and Ps.206 million (nominal value) of TUCA’s ordinary participation certificates, we received approximately Ps.460 million (nominal value) from the sale of these notes, which was used for general corporate purposes.

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

See “Item 8. Financial Information — Legal and Administrative Proceedings — Legal Proceedings — Corredor Sur.”

The Irapuato-La Piedad Highway.  In September 2005, the Ministry of Communications and Transportation awarded us a 20-year concession for the modernization, operation, conservation and maintenance of the Irapuato-La Piedad Highway. The 74.3 kilometer Irapuato — La Piedad highway will be a toll-free road under the PPP. Recovery of our investment will be accomplished through a two-part integrated quarterly payment made by the Ministry of Communications and Transportation. We will be paid (1) a fixed payment for highway availability and (2) a shadow tariff based on traffic volume. The improvements to the highway are scheduled to be completed in September 2008. We will report income as the segments are modernized and expanded and become available for use.

The Queretaro-Irapuato Highway.  In June 2006, the Ministry of Communications and Transportation awarded us a 20-year concession for the modernization, operation, conservation and maintenance of the Queretaro-Irapuato Highway. The 108 kilometer Queretaro-Irapuato highway, of which 93 kilometers is under our concession, will be a toll-free road under the PPP. Recovery of our investment will be accomplished through a two-part integrated quarterly payment made by the Ministry of Communications and Transportation. We will be paid (1) a fixed payment for highway availability and (2) a shadow tariff based on traffic volume. The improvements to the highway are scheduled to be completed in October 2009. We will report income as the segments are modernized and expanded and become available for use.

Nuevo Necaxa-Tihuatlan Highway.  In June 2007, the Ministry of Communications and Transportation awarded us a 30-year concession for the construction, operation, maintenance and preservation of the Nuevo Necaxa-Tihuatlan highway. The 85 km highway is located in the states of Puebla and Veracruz. The 30-year concession, with a total investment of approximately US$631 million, includes: (i) construction, operation, maintenance, and preservation of the 36.6 km Nuevo Necaxa — Avila Camacho segment; (ii) exploitation, operation, maintenance, and preservation of the 48.1 km Avila Camacho — Tihuatlan segment; and (iii) a long-term service contract to sustain the capacity of the highway for the Nuevo Necaxa — Avila Camacho segment, in accordance with the exclusive rights provided by the concession. This is the final tranche to complete the highway that will connect Mexico City with the port of Tuxpan in Veracruz.

The Rio Verde-Ciudad Valles Highway.  In July, 2007 the Ministry of Communications and Transportation awarded the 20-year concession for a 113.2 km highway between Rio Verde and Ciudad Valles in the state of San Luis Potosi to a consortium made up of our subsidiaries. The estimated total investment will be approximately US$286 million. The scope of the concession includes: (i) the operation, conservation, maintenance, modernization, and widening of a tranche from Rio Verde — Rayon, 36.6 km; (ii) the construction, operation, exploitation, conservation, and maintenance of a tranche from Rayon — La Pitahaya, 68.6 km; and (iii) the operation, conservation, maintenance, modernization, and widening of a tranche from La Pitahaya — Ciudad Valles, 8.0 km. This concession includes the exclusive right for the long-term service contract with the Federal Government, acting through the Ministry of Communications and Transportation.

The First FARAC Package of Highways (RCO).  On October 3, 2007 our affiliate RCO paid the Mexican government Ps.44,051 million for the concession to operate the first of four packages of FARAC tollroads, which was awarded on August 6, 2007. RCO assumed responsibility for construction, operation, conservation, and maintenance of four tollroads through 2037. The Maravatio — Zapotlanejo, Guadalajara — Zapotlanejo, Zapotlanejo — Lagos de Moreno, and Leon — Lagos — Aguascalientes tollroads have a total length of 558 km in the states of Michoacan, Jalisco, Guanajuato, and Aguascalientes. The concession agreement also calls for the consortium to make investments of up to Ps.1.5 billion to expand the toll roads through 2010. We own 20% of RCO and GSIP owns the remaining 80%. RCO’s payment to the Mexican government was financed by long-term bank loans incurred by RCO and capital contributed by RCO’s owners. We record our investment in the consortium as a long-term investment in unconsolidated affiliates. The debt is not consolidated and income is recorded in the line item “share of income in unconsolidated affiliates”.

We are entitled to appoint two voting members of RCO’s six-voting member board and GSIP is entitled to appoint the other four voting members. Most decisions by RCO’s board are taken by majority vote, although certain decisions, including hiring key management and entering into agreements with the shareholders, may only be taken after approval by the majority plus one of the voting members and certain other decisions, including calls for additional investments and entering into, modifying or terminating any arrangement in excess of $20 million, may only be taken after approval by 90% of the voting members.

The Kantunil-Cancun Highway (Mayab Consortium).  On March 12, 2008, we acquired all the equity of the Mayab Consortium, which holds the concession for the Kantunil — Cancun tollroad. We paid Ps.870 million to the selling shareholders. The Mayab Consortium holds the concession to construct, exploit, and maintain the 241.5 km highway that connects the cities of Kantunil and Cancun in the states of Yucatan and Quintana Roo through December 2020. We expect to consolidate the investment in our financial statements, including debt totaling Ps.2,133 million. The long-term securities debt matures in 2019 and 2020, and is expected to be repaid from toll revenues generated by the concession.

Water Distribution and Water Treatment Concessions

Ciudad Acuña Water Treatment Plant.  We commenced construction of the Acuña water treatment plant in November 1998. The plant started commercial operations in October 2000, and we received our first payment in February 2001. The Acuña water treatment plant’s equipment has been upgraded, allowing the plant to operate more efficiently, lowering costs, and increasing its processing capacity to 500 liters per second (lps). During 2007, the concessionaire’s revenues were sufficient to cover its operating expenses as well as financing costs on its indebtedness.

We are currently negotiating with the concession grantor to change the tariff scheme for the Acuña water treatment plant. Currently, we receive approximately Ps.6.85 per cubic meter of water we treat at the plant, and we treat approximately 340 lps. We are negotiating with the concession grantor to create a two-tier tariff system to be applied to water treated up to 250 lps (per the contract) and additional water treated up to 400 lps, anticipating a growth in the demand for treated lps.

Acueducto II Water Supply.  In May 2007 a consortium we lead was granted a 20-year concession by the State Water Commission of Queretaro for the construction, operation, and maintenance of the Aqueduct II water supply and purification system in Queretaro state. The Aqueduct II is expected to bring water 108km from Moctezuma River to the city of Queretaro. The required investment of Ps.2,854 million is expected to be financed with resources provided by Banco Nacional de Obras y Servicios Publicos, S.N.C., Infrastructure Investment Fund, or FINFRA, equity capital from the consortium, and commercial bank debt. The project will be constructed over a term of 26 months. The concessionaire Suministro de Agua de Queretaro, S.A. de C.V., or SAQSA, is made up of the following shareholders: ICA, as consortium leader, 37%; Servicios de Agua Trident, S.A. de .C.V., a subsidiary of Mitsui Corp, 26%; Fomento de Construcciones y Contratas, or FCC, 26%; and PMA Mexico, 11%. Including our interest in PMA Mexico, which is our affiliate, our direct and indirect economic interest in SAQSA is 42.39%.

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

In 2007, we participated in several new housing development projects, including: Las Torres in Leon, Valle del Marques in Ciudad Juarez, Paseos del Pedregal in Queretaro, Habitat Piedras Blancas in Tijuana, Santa Monica in Aguascalientes, Paseo de las Palmas in Cancun, Bosques in the state of Mexico, and Reforma 27 in Mexico City. During 2007, 2006 and 2005, we sold 7,786, 5,909 and 4,408 houses, respectively. As of December 31, 2007, our Housing Development segment owned 1,574 hectares of land reserved for the construction of 77,564 housing units, had agreements with partners to develop 288 hectares of land for the construction of 8,026 housing units and had negotiated the acquisition of 493 hectares of land for the construction of 29,480 units.

New housing construction in Mexico has increased steadily in recent years due to several governmental initiatives, which have improved the conditions for both developers and prospective buyers of housing. In addition, the incorporation of the Mexican Federal Mortgage Corporation (Sociedad Hipotecaria Federal) has made it easier for people to finance purchases and construction of homes in Mexico. From 2000 to 2007, the number of mortgage credits granted under these initiatives increased from 332,000 housing units in 2000 to approximately 550,000 housing units in 2007. Accordingly, through ViveICA, our housing subsidiary, we intend to acquire additional land for the construction of approximately 30,000 housing units over the next several years as a part of our strategy to expand our housing operations and to establish a greater presence in the Mexican home-building sector. We also plan to increase our share in the residential housing market. In addition, we may, from time to time, explore the possibility of acquiring other housing construction businesses as opportunities present themselves.

Corporate and Other

As of January 1, 2005, our real estate operations are included in our Corporate and Other segment. The results of operations in our Corporate and Other segment in 2007, 2006 and 2005 mainly reflect the sale of real estate in Queretaro, Cancun and Los Mochis.

Geographical Distribution of Revenues

Revenues from foreign operations accounted for approximately 17% of our revenues in 2007, as compared to 11% and 14% in 2006 and 2005, respectively.

The following table sets forth our revenues by geographic area for each of the years in the three-year period ended December 31, 2007.

	Year Ended December 31,
	2007			2006			2005
	(Millions of			(Millions of			(Millions of
	Mexican		(Percent of	Mexican		(Percent of	Mexican		(Percent of
	pesos)		Total)	pesos)		Total)	pesos)		Total)

Mexico	Ps.	18,902	84%	Ps.	20,446	90%	Ps.	17,340	87%
Spain		1,894	8		1,625	7		2,539	13
United States		0	0		0	0		0	0
Other Latin American countries		1,942	9		797	4		305	2
Inter-segment eliminations		(249)	(1)		(154)	(1)		(180)	(1)

Total	Ps.	22,489	100%	Ps.	22,714	100%	Ps.	20,005	100%

Approximately 4% of our backlog as of December 31, 2007 is related to projects outside Mexico (as compared to 6% as of December 31, 2006) and approximately 47% of our backlog as of December 31, 2007 was denominated in foreign currencies (principally U.S. dollars) (as compared to 53% as of December 31, 2006).

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

Since 1990, Mexican companies have been required to provide the Ministry of the Environment and Natural Resources with periodic reports regarding their production facilities’ compliance with the Ecological Law and the regulations thereunder. These reports are required to include information with respect to environmental protection controls and the disposal of industrial waste. We have provided the information required by these reports to the Ministry of the Environment and Natural Resources. There are currently no material legal or administrative proceedings pending against us with respect to any environmental matter in Mexico, and we do not believe that continued compliance with the Ecological Law or Mexican state environmental laws will have a material adverse effect on our financial condition or results of operations, or will result in material capital expenditures or materially adversely affect our competitive position. However, financing institutions providing credit for projects on a case- by-case basis now and in the future could require us to comply with international environmental regulations that may be more restrictive than Mexican environmental regulations.

ORGANIZATIONAL STRUCTURE

The following table sets forth our significant subsidiaries as of December 31, 2007, including the principal activity, domicile, ownership interest and percentage of voting power held by us:

			Ownership	Voting
	Principal		Interest	Power Held
Subsidiary	Activity	Domicile	(%)	(%)

Constructoras ICA, S.A. de C.V.	Construction	Mexico	100	100
Controladora de Operaciones de Infraestructura, S.A. de C.V.	Real estate and concessions	Mexico	100	100
Promotora e Inversora ADISA, S.A. de C.V.	Real estate and heavy construction	Mexico	100	100
Controladora de Empresas de Vivienda, S.A. de C.V.	Housing development	Mexico	100	100
ICATECH Corporation	International holding company	United States	100	100
Grupo Rodio Kronsa	Sub-soil construction	Spain	50	50
Ingenieros Civiles Asociados, S.A. de C.V.	Heavy and urban construction	Mexico	100	100
ICA — Fluor Daniel, S. de R.L. de C.V.	Industrial construction	Mexico	51	51
ICA Panama, S.A.	Highway construction concessionaire	Panama	100	100
Constructora Internacional de Infraestructura, S.A. de C.V.	Consortium for the construction of the El Cajon hydroelectric project	Mexico	75	75
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.	Airport operations	Mexico	52	56*
Constructora de Proyectos Hidroelectricos, S.A. de C.V. / Constructora Hidroelectrica la Yesca, S.A. de C.V.	Consortia for the construction of the La Yesca hydroelectric project	Mexico	67	67

*	Directly and through our interest in SETA.

PROPERTY, PLANT AND EQUIPMENT

Approximately 87% of our assets and properties, including concessions, are located in Mexico, with the balance in the United States, Europe and other Latin American countries. At December 31, 2007, the net book value of all land (excluding real estate inventories) and buildings, machinery and equipment and concessions was approximately Ps.1,503 million (approximately U.S.$138 million). Beginning in 2002, as part of a strategy to better utilize our capital resources, we sold a substantial portion of the machinery used in our construction projects. We currently lease machinery from vendors.

Our principal executive offices, which we own, are located at Mineria No. 145, 11800, Mexico City, Mexico. Our telephone number is (52-55) 5272-9991.

We believe that all our facilities are adequate for our present needs and suitable for their intended purposes.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto. Our consolidated financial statements have been prepared in accordance with MFRS, which differ in significant respects from U.S. GAAP. Note 29 to our consolidated financial statements provides a description of the principal differences between MFRS and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of consolidated net income (loss) and consolidated stockholders’ equity. Under Bulletin B-10, financial data for all periods in our financial statements and throughout this annual report have been restated in constant Mexican pesos as of December 31, 2007.

U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.10.9169 per U.S.$1.00, the noon buying rate for Mexican pesos on December 31, 2007, as published by the Federal Reserve Bank of New York.

Our operations are divided into six segments: Civil Construction, Industrial Construction, Rodio Kronsa (formerly CPC-Rodio), Infrastructure, Housing Development, and Corporate and Other. Beginning January 1, 2005, our real estate operations are reported in the Corporate and Other segment and our housing construction operations are reported as the Housing Development segment. As of January 1, 2005, we renamed our Infrastructure Operation segment the Infrastructure segment and created two divisions within the segment: Airports and Other Concessions.

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

Our results of operations for 2007 principally reflected a 7% reduction in Construction segment revenues that was offset only almost completely by increased revenues in our other segments. We believe this was principally a result of the relatively high level of construction projects nearing completion in the months leading up to the July 2006 federal election in Mexico, and the post-election slowdown in new contract awards in the second half of 2006. In addition, the contracts we were awarded in 2007 are not yet contributing significantly to revenues. We recorded a net loss of Ps.785 million in 2007 principally as a result of the implementation of a new flat rate business income tax in Mexico and elimination of the asset tax.

After a transition period of several months, the government of President Felipe Calderon, who assumed office in December 2006, began soliciting bids for new projects in mid-2007. In 2007, President Calderon unveiled his National Infrastructure Program, which the government has announced is designed to expand Mexico’s infrastructure, accelerate Mexico’s economic growth and make the Mexican economy more internationally competitive. The National Infrastructure Program contemplates public and private investments totaling Ps.951 billion over the 2007 to 2012 period in highways, railroads, ports, airports, telecommunications, water and sanitation, irrigation, and flood control projects. In addition, the National Infrastructure Plan calls for an additional Ps.1,581 billion in energy sector investments.

Starting in May 2007, we have seen an increase in the pace of bidding and awarding of public sector contracts in Mexico. We expect that the new projects that have been recently awarded to us will contribute positively to revenues once the contracts and concession agreements have been signed, financing is obtained and the projects enter into the construction phase.

Our business strategy is to grow our construction business as well as to grow and diversify into construction-related activities such as infrastructure and housing development, which we believe offer opportunities for potentially higher growth, higher margins, and reduced volatility of operating results. Our goal is to generate a greater portion of our consolidated revenues from our Infrastructure and Housing Development segments by 2010. In 2007, these two segments represented 22% of our consolidated revenues.

The following table sets forth the revenues of each of our divisions for each of the years in the three-year period ended December 31, 2007. See note 28 to our financial statements.

	Year Ended December 31,
	2007			2006			2005
	(Millions of		(Percentage	(Millions of		(Percentage	(Millions of		(Percentage
	Mexican pesos)		of Total)	Mexican pesos)		of Total)	Mexican pesos)		of Total)

Revenues:
Construction:
Civil	Ps.	7,744	34%	Ps.	9,599	42%	Ps.	7,777	39%
Industrial		8,036	36		7,855	35		8,226	41
Rodio Kronsa		1,894	8		1,625	7		2,539	13
Total		17,674	79		19,080	84		18,543	93
Infrastructure:
Airports		1,897	8		1,695	7		0	0
Other Concessions		837	4		412	2		366	2
Total		2,735	12		2,107	9		366	2
Housing Development		2,169	10		1,593	7		1,185	6
Corporate and Other		159	0		87	0		91	0
Eliminations		(248)	0		(154)	0		(179)	0

Total	Ps.	22,489	100%	Ps.	22,714	100%	Ps.	20,005	100%

The 1% decrease in total revenues in 2007 as compared to 2006 was primarily attributable to the combined effect of significant increases in revenues from the Infrastructure and Housing Development segments and a smaller increase in the Industrial Construction revenues, which were more than offset by a decline in Civil Construction. The decline in Civil Construction was primarily attributable to the completion of projects during 2006, the last year of the previous government, while new projects awarded by the current government are not yet significantly contributing to revenues as in the case of the La Yesca hydroelectric project.

The 14% increase in total revenues in 2006 as compared to 2005 was primarily attributable to the combined effect of the consolidation of GACN, including its results of operations, beginning January 1, 2006, an increase in sales in the Housing Development segment and an increase in the Civil Construction division, which was offset in part by the change to proportional (50%) consolidation of Rodio Kronsa.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 26% from 2006 to 2007, and increased 9% from 2005 to 2006. The increase in 2007 was primarily due to increased overhead attributable to the increased volume of sales in the Housing Development and Infrastructure segments, which are developing new projects that require increased personnel and services. The increase in 2006 was primarily due to increased overhead attributable to the increased volume of sales in the Civil Construction and Housing Development segments.

Operating Income

The following table sets forth operating income or loss of each of our divisions for each of the years in the three-year period ended December 31, 2007.

	Year Ended December 31, 2007
	2007		2006		2005
	(Millions of Mexican pesos)

Operating Income (Loss):
Construction:
Civil	Ps.	156	Ps.	417	Ps.	591
Industrial		307		297		433
Rodio Kronsa		61		78		69
Total		524		793		1,092
Infrastructure:
Airports		759		666		0
Other Concessions		81		91		27
Total		840		757		27
Housing Development		224		164		100
Corporate and Other		(23)		(26)		(67)
Eliminations		(15)		16		(31)

Total	Ps.	1,550	Ps.	1,704	Ps.	1,122

Operating margin		6.9%		7.5%		5.6%

During 2006 and 2005, Ps.512 million and Ps.408 million , respectively, of cost of sales in the Civil Construction division consisted of financing costs related to the El Cajon hydroelectric project.

Construction

Civil Construction

The following table sets forth the revenues and operating income of the Civil Construction division for each of the years in the three-year period ended December 31, 2007.

	Year Ended December 31,
	2007		2006		2005
	(Millions of Mexican pesos)

Revenues	Ps.	7,744	Ps.	9,599	Ps.	7,777
Operating income		156		417		591
Operating margin		2.0%		4.3%		7.6%

Revenues.  The 19% decrease in the Civil Construction division’s revenues from 2006 to 2007 was principally due to the reduced volume of work in the 2007 period. The projects that contributed the most to revenues in 2007 were the El Cajon hydroelectric project (Ps.497 million), the construction of a new terminal in the Mexico City International Airport (Ps.1,380 million) and the construction of the Cachamay Stadium in Venezuela (Ps.1,257 million).

In 2006, the Civil Construction division’s revenues increased by 23% from 2005. This increase mainly reflected work performed on the construction of a new terminal in the Mexico City International Airport (Ps.3,026 million), the construction of the El Cajon hydroelectric project (Ps.1,687 million) and the construction of the Cachamay Stadium in Venezuela (Ps.459 million).

Operating Income.  Operating income for the Civil Construction division decreased by 63% in 2007 from 2006. This decrease was due to the decline in revenues, lower margins in the mix of projects under construction and higher bid preparation expenses in the 2007 period.

In 2006, the operating income for the Civil Construction division decreased by 29% from 2005. This decrease was mainly due to a decrease of the operating margin of the El Cajon hydroelectric project by 1%, from 6% to 5%. See “Item 3. Key Information — Risk Factors — Our use of the percentage-of-completion method of accounting could result in a reduction or reversal of previously recorded revenues or profits.”

Financing costs related to the El Cajon hydroelectric project represented Ps.172 million of the financing cost of the Civil Construction division during 2007, Ps.512 million of this division’s cost of sales during 2006 and Ps.408 million of this division’s cost of sales during 2005.

Industrial Construction

The following table sets forth the revenues and operating income of our Industrial Construction division for each of the years in the three-year period ended December 31, 2007.

	Year Ended December 31,
	2007		2006		2005
	(Millions of Mexican pesos)

Revenues	Ps.	8,036	Ps.	7,855	Ps.	8,226
Operating income		307		297		433
Operating margin		3.8%		3.8%		5.3%

Revenues.  The Industrial Construction division’s revenues increased by 2% in 2007 from 2006. This increase primarily reflected an increased volume of work performed. The projects that contributed the most to revenues in 2007 were Package II of the Minatitlan refinery (Ps.3,551 million), the Reynosa 5 and Reynosa 6 cryogenic plants for Pemex (Ps.1,450 million) and the Chicontepec oil field project (Ps.695 million).

The Industrial Construction division’s revenues decreased by 5% in 2006 from 2005. This decrease primarily reflected the postponement of certain public sector projects due to the change of government. The projects that contributed most to revenues in the 2006 period were the Package II of the Minatitlan refinery project (Ps.4,121 million), the Altamira V power plant (Ps.546 million) and the Chicontepec oil field project (Ps.506 million).

Operating Income.  The Industrial Construction division had a 3% increase in operating income in 2007, compared to 2006. This increase was primarily due to an increase in executed work, which more than offset lower margins in the mix of projects under construction and higher bid preparation expenses in the 2007 period.

The Industrial Construction division had a 31% decrease in operating income in 2006 compared to 2005. This decline was primarily due to a lower level of sales, reduced margins in projects under construction and increased bid preparation expenses.

Rodio Kronsa

The following table sets forth the revenues and operating income of our Rodio Kronsa division for each of the years in the three-year period ended December 31, 2007.

	Year Ended December 31,
	2007		2006		2005
	(Millions of Mexican pesos)

Revenues	Ps.	1,894	Ps.	1,625	Ps.	2,539
Operating income		61		78		69
Operating margin		3.2%		4.8%		2.7%

Revenues.  The Rodio Kronsa division’s revenues increased by 17% in 2007 from 2006. This increase was primarily due to a higher volume of work. The decrease in revenues by 36% in 2006 from 2005 was primarily due to the change to proportional (50%) consolidation of Rodio Kronsa beginning in 2006.

Operating Income.  The Rodio Kronsa division’s operating income decreased by 22% to Ps.61 million in 2007 from Ps.78 million in 2006. Operating income decreased largely due to the mix of projects, which more than offset the increase in revenues.

The Rodio Kronsa division’s operating income increased by 13% in 2006 from 2005. Operating income increased as a result of better margins in the work executed in 2006 compared to 2005.

This division was formerly known as CPC-Rodio, reflecting the inclusion in the division of our Argentine subsidiary, CPC, S.A. or CPC. In each of 2005, 2006 and 2007, CPC contributed less than 1% of the division’s revenues. Because of this, the division was renamed Rodio Kronsa in 2006 to reflect the limited importance of CPC and the relatively greater importance of Kronsa Internacional S.A. to the division. CPC was sold to a local investor in the first quarter of 2007.

Construction Backlog

The following table sets forth, at the dates indicated, our backlog of construction contracts.

	As of December 31, 2007
	2007		2007		2006		2005
	(Millions of		(Millions of Mexican pesos)
	U.S. dollars)

Construction
Civil	U.S.$	1,823	Ps.	19,898	Ps.	4,180	Ps.	4,769
Industrial		777		8,487		5,116		9,269
Rodio Kronsa		67		729		352		876

Total	U.S.$	2,667	Ps.	29,114	Ps.	9,648	Ps.	14,914

Backlog at December 31, 2007 increased substantially compared to December 31, 2006, primarily due to increased successful promotion of infrastructure projects by the government in 2007. The decrease in 2006 from December 31, 2005 was primarily due to the postponement of certain projects in the public sector due to the change of government.

Three projects represented approximately half of our backlog at December 31, 2007. The La Yesca hydroelectric project accounted for Ps.8,229 million, or 28% of our total backlog as of December 31, 2007. We expect to complete this project in June 2012. In addition, in 2007 we started work on the Chicontepec II project for Pemex. As of December 31, 2007, this project accounted for Ps.4,461 million, or 15%, of our construction backlog. We expect to complete this project in 2011. We also began work in 2007 on the Nuevo Necaxa-Tihuatlan highway for our Infrastructure segment, which accounted for approximately Ps.2,727 million, or 9% of our backlog as of December 31, 2007. We expect to complete this project during 2011. As of December 31, 2007, approximately 4% of construction backlog was attributable to construction projects outside Mexico and public sector projects represented approximately 59% of our total backlog. Our book and burn index (defined as the ratio of new contracts plus contract additions, to executed works) was 2.12 in 2007.

Our reported backlog in 2007 reflects an increase in construction contracts previously not reported as backlog due to the application of a new accounting policy. Previously, construction projects performed for affiliated concessionaires were not required to be included in reported backlog. Under the new accounting policy, such projects must be recognized in revenues during the construction phase.

Infrastructure

The following table sets forth the revenues and operating results of our Infrastructure segment for each year in the three-year period ended December 31, 2007.

	Year Ended December 31, 2007
	2007		2006		2005
	(Millions of Mexican pesos)

Revenues	Ps.	2,735	Ps.	2,107	Ps.	366
Operating income		840		757		27
Operating margin		31%		36%		7%

Revenues.  The Infrastructure segment’s revenues increased 30% in 2007 compared to 2006, reflecting increased passenger traffic volume in 2007 in the Airports Division and increased traffic on our concession toll roads and tunnels in the Other Concessions division. The increase in Infrastructure revenues in 2006 from 2005 reflected the full consolidation of GACN beginning January 1, 2006.

The Airports division represents the most significant source of our revenues in the Infrastructure segment. All of our revenues from the Airports division are regulated under the maximum-rate price regulation system applicable to our airports. Our revenues from the Airports division are principally derived from charges for passengers, landings, aircraft parking, the use of passenger walkways and the provision of airport security services. Our Infrastructure revenues other than regulated operations are principally derived from commercial activities such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants. The Airports division represented 69% of the Infrastructure segment’s revenues in 2007.

The Other Concessions division’s revenues are principally derived from the collection of tolls on toll roads, fees for the availability and use of toll-free roads, and fees by volume of treated water delivered to the municipalities. The Other Concessions division represented 31% of the Infrastructure segment’s revenues in 2007.

Operating Income.  The Infrastructure segment reported an 11% increase in operating income in 2007 compared to 2006, principally due to the increase in revenues in the Airports division, which more than offset the decrease in operating income in the Other Concessions division due to the combined effects of increased bid preparation expenses and the commencement of new projects, as well as increases in personnel salaries. The Infrastructure segment reported an increase in operating income in 2006 as compared to 2005 principally due to the full consolidation of GACN in 2006.

Housing Development

The following table sets forth the revenues and results of operations of our Housing Development segment for each year in the three-year period ended December 31, 2007.

	Year Ended December 31, 2007
	2007		2006		2005
	(Millions of Mexican pesos)

Revenues	Ps.	2,169	Ps.	1,593	Ps.	1,185
Operating income		224		164		100
Operating margin		10.3%		10.3%		8.4%

Revenues.  Housing Development has been reported as an independent segment as of January 1, 2005. The Housing Development segment’s revenues increased by 36% in 2007 from 2006. We sold 7,786 units in 2007 compared to 5,909 units sold in 2006. The increase in units sold was due principally to internal growth in operations and increased demand. A unit is considered sold when we receive a certificate of occupancy from an independent qualified entity and the client has a committed credit loan from a financial entity that provides mortgages.

The Housing Development segment’s revenues increased 34% in 2006 compared to 2005, primarily due to improvements in the marketing and commercialization process. In 2006, we sold 5,909 houses, as compared to 4,408 houses sold in 2005.

Operating Income.  The Housing Development segment’s operating income increased by 37% from 2006 to 2007 and 64% from 2005 to 2006. The increases in 2007 from 2006 and in 2006 from 2005 were primarily attributable to increases in sales and margin improvement.

Corporate and Other

During the past several years, as part of our non-core asset divestiture program, we have sold substantially all of the operating assets in our Corporate and Other segment. We commenced reporting our real estate operations, which were formerly included in the Real Estate and Housing Development segment in this division as of January 1, 2005.

The following table sets forth the revenues and operating loss of the Corporate and Other segment for each year in the three-year period ended December 31, 2007.

	Year Ended December 31, 2007
	2007		2006		2005
	(Millions of Mexican pesos)

Revenues	Ps.	159	Ps.	87	Ps.	91
Operating loss		(23)		(26)		(67)

Revenues.  The Corporate and Other segment’s revenues increased 83% in 2007 primarily due to an increase in our divestiture of real estate assets. This segment’s revenues were substantially the same in 2005 and 2006.

Operating Loss.  The Corporate and Other segment had a lower operating loss in 2007 compared to 2006 and a lower operating loss in 2006 compared to 2005. The operating losses in each year were mainly due to the losses generated by the sale of real estate at prices below book value.

Financing Cost, Net

The following table sets forth the components of our comprehensive financing results for each year in the three-year period ended December 31, 2007.

	Year Ended December 31, 2007
	2007		2006		2005
	(Millions of Mexican pesos)

Interest expense(1)	Ps.	999	Ps.	733	Ps.	488
Interest income		(526)		(525)		(420)
Exchange (gain) loss, net		(87)		(37)		21
(Gain) loss on monetary position		33		(1)		16

Financing cost, net	Ps.	420	Ps.	169	Ps.	105

(1)	Does not include interest expense attributable to the El Cajon hydroelectric project and the drilling platforms for Pemex during 2006 and 2005 for which we obtained bank loans to finance working capital. Interest expense on these projects is reported as a part of cost of sales in Civil and Industrial Construction. During 2006 and 2005, Ps.512 million and Ps.408 million, respectively, of cost of sales in the Civil Construction division consisted of financing costs related to the El Cajon hydroelectric project, respectively.

The 149% increase in net comprehensive financing costs from 2006 to 2007 was mainly due to higher interest expense in 2007 related to a higher level of debt in pesos unrelated to the El Cajon hydroelectric project. The increase in the net comprehensive financing income (cost) from 2005 to 2006 was mainly due to increased interest expense, which was partially offset by increased interest income. The change in 2006 also reflected gains on foreign exchange transactions and from monetary position in 2006, as compared to losses from these items in 2005.

The 36% increase in interest expense in 2007 compared to 2006 was primarily attributable to interest expense of a higher level of debt to finance projects in the Infrastructure and Housing segments. The 50% increase in 2006 from 2005 was primarily attributable to the increase in the debt level due to bank loans we took to finance the Irapuato-La Piedad modernization project and to obtain working capital for projects in the Mexico City International Airport.

Interest income increased less than 1% from 2006 to 2007 primarily because of a stable cash position and increased 25% from 2005 primarily because our full consolidation of GACN, which had a strong cash position, including its results of operations, began January 1, 2006.

The gain or loss on monetary position reflects the effects of inflation, as measured by the NCPI, on our net monetary position. The loss on monetary position in 2007 and the gain on monetary position in 2006 reflected the decreases and increases in our net monetary liability position in those years.

We reported an increased foreign exchange gain in 2007 compared to 2006 and compared to a foreign exchange loss in 2005. The gains and losses on foreign exchange in these periods reflected the relative trading prices of the Mexican peso versus the U.S. dollar.

Our total debt decreased 45% at December 31, 2007, compared to December 31, 2006, as a result of payment of 100% of the debt related to the El Cajon hydroelectric project, which was partially offset by the incurrence of new financings during the year. In 2007, debt thus decreased by Ps.6,341 million, of which Ps.9,053 million was payments related to the El Cajon hydroelectric project. At December 31, 2007, we had no corporate debt (which we define as debt at the parent company level).

At December 31, 2007, 34% of our total debt was denominated in currencies other than Mexican pesos, principally U.S. dollars or, in the case of debt related to projects of Rodio, euros. We may in the future incur additional non-peso denominated indebtedness. Declines in the value of the Mexican peso relative to such other currencies will both increase our interest costs and result in foreign exchange losses. In other cases an increase in the value of the Mexican peso relative to such other currencies will have the opposite effect.

Other Income and Expenses, Net

In 2007, our net other income was Ps.23 million, compared with net other expense of Ps.88 million in 2006. The increase in 2007 was principally due to the reversal of an uncollectible account (Ps.68 million) related to the sale of shares of an affiliate (Torre Mayor).

In 2006, our net other expense was Ps.88 million, compared with net other income of Ps.58 million in 2005. The decline in 2006 was principally due to net gains in 2005 related to the sale of our 40% equity in PMA Mexico (formerly known as CIMA) and the sale of certain litigation rights.

Income Tax

A flat rate business tax law was enacted in Mexico on October 1, 2007 and went into effect on January 1, 2008. The flat rate business tax applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the law, less certain authorized deductions. Payable flat rate business tax is calculated by subtracting certain tax credits from the tax determined. Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008. The law establishes that the flat rate business tax rate will be 16.5% in 2008, 17% in 2009, and 17.5% as of 2010. As opposed to income tax, a parent and its subsidiaries will incur flat rate business tax on an individual basis. Upon enactment of the flat rate business tax law, the asset tax was eliminated; additionally, under certain circumstances, asset tax paid in the ten years prior to a year in which income tax is paid may be refunded.

In accordance with MFRS, we reviewed and evaluated our tax-related asset and liability balances as of December 31, 2007 for purposes of determining the effect of the tax law changes in Mexico. We recognized the estimated effect that the tax law changes will have on our future financial statements over the next 50 years taking into consideration the longest concession term that we had as of December 31, 2007. As a result, we took non-cash provisions to adjust our deferred taxes totaling a net Ps.1,536 million. The tax charges are primarily related to GACN.

In 2007, we recorded a net tax provision of Ps.1,949 million equivalent to an effective rate of 168% due mainly to the adoption of the new flat rate tax. The provision for taxes increased from Ps.398 million in 2006 principally as a result of the implementation of a new flat rate business income tax in Mexico and elimination of the asset tax. The provision is comprised of (1) a current income tax expense of Ps.208 million, including Ps.187 million related to airport concessions, (2) a deferred income tax benefit of Ps.453 million due to the reversal of deferred income tax liabilities, (3) a deferred flat rate business tax expense of Ps.1,536 million and (4) an additional deferred income tax expense of Ps.658 million reflecting an increase in the valuation allowance, which resulted from our estimation that we may be unable to benefit from tax carryforwards and asset tax credit available to us over the period granted by Mexican law for the recovery of such tax carryforwards.

In 2006, we recorded a net tax provision of Ps.398 million, which reflected a current income tax expense of Ps.240 million, a deferred income tax expense of Ps.484 million and a benefit of Ps.327 million reflecting a decrease in the valuation allowance, which resulted from our estimation that we may be able to benefit from certain tax loss carryforwards and asset tax credits available to us in the period granted by Mexican law for the recovery of such tax carryforwards.

The statutory tax rate in Mexico has been reduced from 30% for 2005 to 29% for 2006 and 28% for 2007. Generally, the differences between effective tax rates and statutory tax rates are due to differences between taxable and financial accounting income or loss, including, to an important extent, those relating to the recognition of profit or loss on construction contracts that tend to fluctuate significantly from year to year.

As of December 31, 2007, we had Ps.2,808 million in consolidated net loss carryforwards and Ps.2,101 million in consolidated asset tax credits available. See note 20 to our consolidated financial statements.

Share in Net Gain of Unconsolidated Affiliated Companies

We reported net income from our equity interest in unconsolidated affiliates of Ps.11 million in 2007, compared to Ps.22 million in 2006 and Ps.106 million in 2005. The decrease in 2007 was primarily due to the effect of net losses in the concessionaire startups. The decrease in 2006 as compared to 2005 was primarily due to the absence of income from GACN which now is a consolidated subsidiary and the decrease in income from Dravica, due to the completion of the Caruachi Hydroelectric project in 2006.

Net Income

We reported net loss before minority interest of Ps.785 million in 2007, compared to net income before minority interest of Ps.1,072 million in 2006 and net income before minority interest of Ps.806 million in 2005. The loss in 2007 was primarily attributable to provisions related to the implementation of the flat rate business tax and the elimination of the asset tax by the Mexican government. In 2006, the improvement was primarily attributable to our increased work volume and an improvement in our gross margin. In 2005, the improvement was primarily attributable to our increased work volume and a decrease in our selling, general and administrative expenses as a percentage of our net revenues, which were partially offset by an increase in comprehensive financing cost of Ps.137 million.

Net income of minority interest was Ps.90 million in 2007 as compared to Ps.355 million in 2006, which primarily reflected the impact of provisions related to the implementation of the flat rate business tax and the elimination of the asset tax by the Mexican government. Net income of minority interest was Ps.355 million in 2006 as compared to Ps.270 million in 2005, which primarily reflected gains in construction activities.

U.S. GAAP Reconciliation

The principal differences between MFRS and U.S. GAAP that affect our net income and majority stockholders’ equity relate to the accounting treatment of the following items:

•	Minority interest;

•	Concession arrangements (IFRIC 12)

•	Foreign currency translation (Bulletin B-15);

•	Revenue recognition for low-income housing sales;

•	Capitalization of financing costs;

•	Restatement for inflation on foreign sourced fixed assets;

•	Compensation cost on stock option plan;

•	Severance payments; and

•	Deferred income tax and deferred statutory employee profit sharing.

Pursuant to MFRS, our consolidated financial statements also recognize certain effects of inflation in accordance with Bulletin B-10 and Bulletin B-12, except for the restatement of foreign-sourced fixed assets from January 1, 1998. These effects have not been reversed in our reconciliation with U.S. GAAP. For a more detailed description of the differences between MFRS and U.S. GAAP as they affect our net consolidated income and consolidated stockholders’ equity, see note 29 to our audited consolidated financial statements.

Critical Accounting Policies and Estimates:

We prepare our financial statements in accordance with MFRS. MFRS includes NIF A-8, Supplementary Standards to Financial Reporting Standards, which requires that we apply other comprehensive bodies of accounting principles in cases where MFRS is silent on an issue, first applying International Financial Reporting Standards, or IFRS, issued by the International Accounting Standard Board, or IASB, and subsequently any other standard or principle that is considered adequate, so long as it comes from a formal, recognized body of accounting principles which do not contravene the concepts of MFRS, such as U.S. GAAP.

MFRS requires us to make estimates that affect the amounts recorded for assets, liabilities, income and expenses in our financial statements. MFRS also requires us to make such estimates based on available information and on the best knowledge and judgment of management according to the experience and current facts. Nevertheless, the actual results could differ from these estimates. We have implemented control procedures to ensure that our accounting policies are timely and adequately applied. The accounting policies that involve the use of estimates that substantially affect our financial statements for the year ended December 31, 2007, are as follows:

Accounting for Construction Contracts

As part of the planning process of a construction contract before commencing any project, we review the principal obligations and conditions of the specific contract for the purpose of (i) reasonably estimating the projected revenue, (ii) reasonably estimating the costs to be incurred in the project, (iii) reasonably estimating the gross profit of the project, and (iv) identifying the rights and obligations of the parties. Based on that analysis, and in conjunction with the legal and economic right to receive payment for the work performed as established in each contract, we utilize the percentage-of-completion method established in Bulletin D-7, Construction Contracts and the Manufacture of Capital Assets, to recognize revenues on our construction contracts.

The decision of whether or not to participate in a project is made collectively with representatives of the technical, legal, financial and administrative areas, which considers the analysis of the customer’s economic solvency and good standing, the legal framework, the availability of resources, the technological complexity and construction procedures, the obligations and rights assumed, the economic, financial and geological risks, and the possibility of mitigation of risks, as well as the analysis of each contract. Our policy is to avoid contracts with material risks, unless such risks may be mitigated or transferred to the customers, suppliers and/or subcontractors.

In contracts involving performance guarantees related to the equipment on which the performance of the project depends, the decision to participate will depend on, among other factors, our ability to transfer the risks and penalties related to these guarantees to the suppliers and/or subcontractors.

In contracts involving guarantees related to timely delivery, we generally plan the project to take into consideration the risk of delay and allow sufficient time for the timely completion of the project in spite of unavoidable delays.

Projects are executed in accordance with a work program determined prior to commencement of the project, which is periodically updated. The work plan includes the description of the construction procedures, the critical execution route, the allocation and timeliness of the resources required and the project’s cash flow forecast.

The construction contracts in which we participate are typically governed by the civil law of various jurisdictions which recognizes a contractor’s right to receive payment for work performed. Under this body of law, the buyer is the legal owner of the works in execution while they are in-process, and the contractor is entitled to payment for work performed, even though payment may not occur until the completion of the contract. The typical terms of our contracts also provide for our entitlement to receipt of payment for work performed.

The construction contracts into which we enter are generally either (i) unit price or (ii) fixed price (either lump sum or not-to-exceed). The evaluation of the risks related to inflation, exchange rates and price increases for each type of contract depends on if the contract is a public works contract or is with the private sector.

In unit price contracts in the private sector, the customer generally assumes the risks of inflation, exchange-rate and price increases for the materials used in the contracts. Under a unit price contract, once the contract is signed the parties agree upon the price for each unit of work. However, unit price contracts normally include escalation clauses whereby we retain the right to increase the unit price of such inputs as a result of inflation, exchange-rate variations or price increases for the materials, if any of these risks increases beyond a percentage specified in the contract.

For unit price contracts related to public works, in addition to escalation clauses, in Mexico the Public Works and Services Law establishes mechanisms to adjust the value of such public unit-price contracts for cost increases. The Public Works and Services Law provides the following mechanisms for the adjustment of unit prices in unit-price contracts: (i) a review of individual unit prices for which adjustment may be possible; (ii) review of unit prices by group where the estimated amount of work remaining to be performed represents at least 80% of the total amount of remaining work under the contract; and (iii) for those projects in which the relationship between the input and the total contract cost is established, an adjustment to reflect the increased cost may be made based on such proportion. The application of these mechanisms is required to be specified in the relevant contract.

In lump sum contracts, not-to-exceed contracts or contracts where there are no escalation clauses in which we undertake to provide materials or services at fixed unit prices required for a project in the private sector, we generally absorb the risk related to inflation, exchange-rate fluctuations or price increases for materials. However, we seek to mitigate these risks as follows: (i) when the bid tender is prepared, such risks are included in determining the costs of the project based on the application of certain economic variables which are provided by recognized economic analysis firms; (ii) contractual arrangements are made with the principal suppliers, among which advance payments are made to ensure that the cost of the materials remains the same during the contract term; and (iii) the exchange-rate risk is mitigated by contracting suppliers and subcontractors in the same currency as that in which the contract is executed with the customer.

For those risks that cannot be mitigated or which surpass acceptable levels, we carry out a quantitative analysis in which we determine the probability of occurrence of the risk, measure the potential financial impact, and adjust the fixed price of the contract to an appropriate level, taking these risks into consideration.

For fixed price contracts in the public sector, in addition to that above, the Public Works and Services Law protects the contractors when adverse economic conditions arise that could not have been anticipated at the time of awarding the contract and thus were not considered in the initial contract bid. The Public Works and Services Law allows the Controller’s Office (Secretaria de la Funcion Publica) to issue guidelines through which public works contractors may recognize increases in their initial contract prices as a result of adverse economic changes.

Our construction contracts are recorded using the percentage-of-completion method established in MFRS, which is similar to that established in U.S. GAAP through Accounting Research Bulletin, or ARB, 45, “Long-Term Construction-Type Contracts” and Statement of Position No. 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. The percentage-of-completion method allows the timely recognition of the performance of the project and appropriately presents the legal and economic substance of the contracts. According to this method, revenue is recognized in periodic form according to the execution progress of the construction, as if it were a continuous sale.

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

Construction contracts are developed taking into account the total expected costs and revenues as the contract progresses. The estimations are based on the terms, conditions and specifications of each specific project, including assumptions made by management of the project in order to ensure that all costs attributable to the project were included.

In order to measure the extent of progress toward completion for the purpose of recognizing revenue, we utilize either the costs incurred method or the units of work method. The base revenue utilized to calculate percentage of profit as work progresses includes the following: (i) the initial amount established in the contract, (ii) additional work orders requested by the customer, (iii) changes in the considered yields, (iv) the value of any adjustments (for inflation, exchange rates or changes in prices, for example) agreed to in the contract, (v) the decrease in the original contract value and agreements in contracts (vi) claims and conventional penalties, and (vii) completion or performance bonuses, as of the date on which any revision takes place and is effectively approved by the customers.

The base cost utilized to calculate the profit percentage under the costs incurred method includes the following: (i) the costs directly related to the specific contract, (ii) indirect costs related to the general contract activity that can be matched to a specific contract; and (iii) any other costs that may be transferred to the customer under the contract terms. The costs directly related to the specific contract include all direct costs such as materials, labor, subcontracting costs, manufacturing and supply costs of equipment, start-up costs and depreciation. Indirect costs identified that are assignable to a contract include indirect labor, payroll of technical and administrative personnel, construction site camps and related expenses, quality control and inspection, internal and external contract supervision, insurance costs, bonds, depreciation and amortization, repairs and maintenance.

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

Costs incurred for change orders based on customers’ instructions which are still awaiting definition and price authorization are recognized as assets within the caption “cost and estimated earnings in excess of billings of uncompleted contracts”.

Periodically, we evaluate the reasonableness of the estimates used in the determination of the percentage completion in any given project. Cost estimates are based on assumptions which can differ from the actual cost over the life of the project. Accordingly, estimates are reviewed periodically, taking into account factors such as price increases for materials, the amount of work to be done, inflation, exchange-rate fluctuations, changes in contract specifications due to adverse conditions and provisions created based on the construction contracts over the project duration, including those related to penalties, termination and startup clauses of the project and the rejection of costs by customers, among others. If, as a result of this evaluation, there are modifications to the revenue or cost previously estimated, or if the total estimated cost of the project exceeds expected revenues, an adjustment is made in order to reflect the effect in results of the period in which the adjustment or loss is incurred. The estimated revenues and costs may be affected by future events. Any change in these estimates may affect our results.

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

Recognition of the loss from impairment under U.S. GAAP differs from that established by Bulletin C-15 Impairment of Long-Lived Assets and Their Disposal. Under U.S. GAAP, SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets,” requires that in the presence of certain events and circumstances, we review long-lived assets for impairment. An impairment loss under SFAS No. 144 is calculated as the difference between the fair value and the carrying value of the long-lived asset. However, an impairment loss is only recognized when it is determined that the long-lived asset is not recoverable. A long- lived asset is not recoverable when the estimated future undiscounted cash flows expected to result from the use of the asset are less that the carrying value of the asset.

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

We have also reviewed and evaluated our tax-related asset and liability balances as of December 31, 2007 for purposes of determining the effect of the tax law changes for the business flat tax. This involved projections of future taxable income over the period during which existing deferred taxes at December 31, 2007 would reverse.

Derivative financial instruments

To finance our projects, we obtain financing under different conditions. When such financing is at a variable rate, we enter into swaps to reduce our exposure to volatility risks; these swaps convert the interest rate from variable to fixed. Occasionally, we enter into options that establish a maximum limit to the variable rate. When we enter into transactions in a currency other than our functional currency, and such transactions pose an additional foreign currency exchange risk, we contract exchange-rate options, enabling us to reduce our exposure to such foreign currency risks.

We value all derivatives at fair value, regardless of the purpose for holding them. We base fair value on market prices for derivatives traded in recognized markets. If no active market exists, fair value is based on other valuation methodologies supported by sufficient and reliable information. Fair value is recognized on the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed.

When the transactions comply with all hedging requirements, we designate the derivatives as a hedging financial instrument at the beginning of the relationship. For fair value hedges, the fluctuation in the fair value of both the derivative and the open risk position is recognized in results of the period in which it takes place. For cash flow hedges, the effective portion is temporarily recognized in comprehensive income within stockholders’ equity and is subsequently reclassified to results at the same time that they are affected by the item being hedged. The ineffective portion is recognized immediately in results of the period.

Those derivatives that do not comply with all the requirements established in applicable regulations to be designated as hedging instruments have been designated as trading derivatives for accounting purposes. The fluctuation in fair value on these derivatives is recognized in results of the period.

Other Policies

Accounting for Low Income Housing Sales

We recognize revenues derived from sales of low-income housing at the earlier of (a) the date on which the house is completed and credit is approved by the financing agency and (b) the title of the house has passed to the buyer.

In accordance with U.S. GAAP, sales are recognized when all of the following conditions are met: (i) a sale is consummated, (ii) the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property, (iii) the seller’s receivable is not subject to future subordination and (iv) the seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and the seller does not have substantial continuing involvement with the property.

The valuation of inventory, the control of the cost of sales and the related profit are recognized through a cost budgeting system. The cost budgeting system is updated periodically when modifications are made to the sales price or cost estimates of construction and development of the home. Variations in the original cost budget that require a decrease in the value of inventory are applied to results in the period in which they are determined. Inventory costs include (i) the cost of land, (ii) rights, licenses, permits and other project costs, (iii) housing development costs, construction and infrastructure costs and (iv) administration and supervision of real estate. The costs related to real estate projects that are directly identified and related to the project are capitalized during development of the project and are applied to cost of sales in the proportion in which revenues are recognized.

The reversal of these sales in the U.S. GAAP reconciliation that affect our net income and majority stockholders’ equity, net of their related cost of sales for 2007 and 2006 are Ps.102,688 and Ps.57,361 respectively. The amounts related to this adjustment in 2005 were not material.

Effect of Application of the Critical Accounting Policies and Estimates on Results:

Set forth below are the results derived from the application of the aforementioned policies and their effects on our financial statements for the years ended December 31, 2007, 2006 and 2005:

Construction Contracts

Our financial statements as of December 31, 2005 include a provision of Ps.2 million for estimated losses upon project termination related to projects that were expected to be substantially completed during 2006; no loss provisions were recognized in our 2006 or 2007 financial statements. As of December 31, 2007 and 2006, our financial statements include an allowance for doubtful accounts of Ps.424 million and Ps.177 million, respectively. Reserves and provisions were recorded based on our best estimates and current circumstances. If these circumstances change, we may need to modify the amount of reserves and provisions we have recorded.

Income Tax

In 2007 we recorded a net tax provision of Ps.1,949 million, which reflected a current income tax expense of Ps.209 million, a deferred income tax benefit of Ps.453 million, a deferred flat rate business tax expense of Ps.1,537 million and an expense related to an increase in the valuation allowance of Ps.658 million. As of December 31, 2007, we had a net deferred tax asset of Ps.3,167 million, including deferred tax liabilities of Ps.231 million and creditable asset tax of Ps.2,268 million. As of December 31, 2007 a valuation allowance for tax loss carryforwards and asset tax credits of Ps.3,167 million was recorded because we believe that the period granted by Mexican law for the recovery of such amounts may expire before such tax loss carryforwards and tax on asset credits are recovered. If these circumstances were to change, we may be required to increase or decrease the valuation allowance.

In 2006, we recorded a net tax provision of Ps.398 million, which reflected a current income tax expense of Ps.240 million, deferred tax expense of Ps.484 million related to change in deferred tax assets and liabilities and a decrease in the valuation allowance of Ps.327 million.

Derivative Financial Instruments

During 2007, we entered into two derivative contracts which establish a maximum interest rate of 5.5% on certain of our credit agreements; this transaction was designated as a cash flow hedge. The difference between the premium paid and the fair value was recognized in our results. At December 31, 2007, the fair value of the derivative was U.S.$3.5 million. Additonally, in August 2006, we entered into a derivative financial instrument known as a “European option” that limits the interest rate on a notional amount of Ps.580 million of our debt securities. At December 31, 2007, the fair value of the option was Ps.3,530; the difference between the premium paid and fair value was recognized in our results because the options were classified as trading for accounting purposes.

Recently Issued Accounting Standards

Mexico

In 2007, CINIF issued the following NIFs and Interpretations of Financial Reporting Standards, or INIFs, which became effective for fiscal years beginning on January 1, 2008:

•	NIF B-2, Statement of Cash Flows

•	NIF B-10, Effects of Inflation

•	NIF B-15, Translation of Foreign Currencies

•	NIF D-3, Employee Benefits

•	NIF D-4, Taxes on Income

•	INIF 5, Recognition of the Additional Consideration Agreed to at the Inception of a Derivative Financial Instrument to Adjust it to Fair Value

•	INIF 6, Timing of Formal Hedge Designation

•	INIF 7, Application of Comprehensive Income or Loss Resulting From a Cash Flow Hedge on a Forecasted Purchase of a Non-Financial Asset

Some of the significant changes established by these standards are as follows:

NIF B-2, Statement of Cash Flows. This NIF establishes general rules for the presentation, structure and preparation of a cash flow statement, as well as the disclosures supplementing such statement, which replaces the statement of changes in financial position. NIF B-2 requires that the statement show a company’s cash inflows and outflows during the period. Line items should be presented gross. Cash flows from financing activities are now presented below those from investing activities (a departure from the statement of changes in financial position). In addition, NIF B-2 allows entities to determine and present their cash flows from operating activities using either the direct or the indirect method.

NIF B-10, Effects of Inflation. This NIF defines two economic environments: a) inflationary environment, when cumulative inflation of the three preceding years is 26% or more, in which case the effects of inflation should be recognized using the comprehensive method; and b) non-inflationary environment, when cumulative inflation of the three preceding years is less than 26%, in which case, no inflationary effects should be recognized in the financial statements. Additionally, NIF B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and requires that the cumulative gain or loss from holding non-monetary assets be reclassified to retained earnings, if such gain or loss is realized; the gain or loss that is not realized will be maintained in stockholders’ equity and charged to current earnings of the period in which the originating item is realized.

NIF B-15, Translation of Foreign Currencies. NIF B-15 eliminates classification of integrated foreign operations and foreign entities and incorporates the concepts of accounting currency, functional currency and reporting currency. NIF B-15 establishes the procedures to translate the financial information of a foreign subsidiary: i) from the accounting to the functional currency; and ii) from the functional to the reporting currency, and allows entities to present their financial statements in a reporting currency other than their functional currency.

NIF D-3, Employee Benefits. This NIF addresses current and deferred PTU. Deferred PTU should be calculated using the same methodology established in NIF D-4. It also includes the career salary concept and the amortization period of most items is reduced to five years, as follows:

Items will be amortized over a five-year period, or less, if employees’ remaining labor life is less than the:

•	Beginning balance of the transition liability for severance and retirement benefits

•	Beginning balance of past service cost and changes to the plan

•	Beginning balance of gains and losses from severance benefits, according to actuarial calculations, should be amortized against the results of 2008

•	Beginning balance of gains and losses from retirement benefits, according to actuarial calculations, should be amortized over a five-year period (net of the transition liability), with the option to fully amortize such item against the results of 2008.

NIF D-4, Taxes on Income. This NIF relocates accounting for current and deferred PTU to NIF D-3, eliminates the permanent difference concept, redefines and incorporates various definitions and requires that the cumulative income tax effect be reclassified to retained earnings, unless it is identified with some of the other comprehensive income items that have not been applied against current earnings.

INIF 5, Recognition of the Additional Consideration Agreed to at the Inception of a Derivative Financial Instrument to Adjust it to Fair Value. INIF 5 states that any additional consideration agreed to at the inception of a derivative financial instrument to adjust it to its fair value at that time should be part of the instrument’s initial fair value and not subject to amortization as established by paragraph 90 of Bulletin C-10. INIF 5 also establishes that the effect of the change should be prospectively recognized, affecting results of the period in which this INIF becomes effective. If the effect of the change is material, it should be disclosed.

INIF 6, Timing of Formal Hedge Designation. INIF 6 states that hedge designations may be made as of the date a derivative financial instrument is contracted, or at a later date, provided its effects are prospectively recognized as of the date when formal conditions are met and the instrument qualifies as a hedging relationship. Paragraph 51.a) of Bulletin C-10 only considered the hedge designation at the inception of the transaction.

INIF 7, Application of Comprehensive Income or Loss Resulting From a Cash Flow Hedge on a Forecasted Purchase of a Non-Financial Asset. INIF 7 states that the effect of a hedge reflected in other comprehensive income or loss resulting from a forecasted purchase of a non-financial asset should be capitalized within the cost of such asset, whose price is set through a hedge, rather than reclassifying the effect to the results of the period affected by the asset, as required by Paragraph 105 of Bulletin C-10. The effect of this change should be recognized by applying any amounts recorded in other comprehensive income or loss to the cost of the acquired asset, as of the effective date of this INIF.

At the date of issuance of our consolidated financial statements, we have not fully assessed the effects of adopting these new standards on our financial information.

United States of America

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years for financial assets and liabilities, such as derivatives measured at fair value under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, an irrevocable election to measure hybrid financial instruments at fair value under SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, and servicing assets and liabilities measured at fair value under SFAS No. 156, Accounting for Servicing of Financial Assets. SFAS No. 157 has been deferred until fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities such as asset retirement obligations measured at fair value at initial recognition under SFAS No. 143, Accounting for Asset Retirement Obligations, long-lived asset groups measured at fair value under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and liabilities for exit or disposal activities measured at fair value under SFAS No. 146, Accounting for Costs Associated With Exit or Disposal Activities. We are in the process of determining the impact of adopting this new accounting principle on our consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115. SFAS No. 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. The objective is to expand the use of fair value measurements in accounting for financial instruments. The fair value option permits a company to choose to measure eligible items at fair value at specified election dates. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings after adoption. SFAS No. 159 is effective for fiscal years beginning after November 15, 2006. We are in the process of determining the impact of adoption this new accounting principle on our consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51. SFAS No. 160 (a) amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary; (b) changes the way the consolidated income statement is presented; (c) establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation; (d) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (e) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary.

SFAS No. 160 must be applied prospectively but presentation and disclosure requirements (relating to the presentation of minority interest in the balance sheet and statement of income) must be applied retrospectively to provide comparability in the financial statements. Early adoption is prohibited. We do not anticipate the adoption of this new accounting principle will have a material effect on our consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, a replacement of FASB No. 141. SFAS No. 141(R) requires (a) a company to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at fair value as of the acquisition date; and (b) an acquirer in preacquisition periods to expense all acquisition-related costs. SFAS No. 141(R) requires that any adjustments to an acquired entity’s deferred tax asset and liability balance that occur after the measurement period be recorded as a component of income tax expense. This accounting treatment is required for business combinations consummated before the effective date of SFAS No. 141(R) (non-prospective), otherwise SFAS No. 141(R) must be applied prospectively. The presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements. Early adoption is prohibited. SFAS No. 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not anticipate the adoption of this new accounting principle will have a material effect on our consolidated financial position, results of operations and cash flows.

On March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, which enhances the current disclosure framework in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 161 primarily requires (i) qualitative disclosures about objectives and strategies for using derivatives in the context of each instrument’s primary underlying risk exposure; (ii) quantitative disclosures about the location and fair value amounts of and gains and losses on derivative instruments, in a tabular format; and (iii) disclosures about credit-risk related contingent features in derivative agreements. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We are in the process of determining the effects of this new standard on our consolidated financial information.

LIQUIDITY AND CAPITAL RESOURCES

General

Our principal uses of funds (nominal value) in 2007 were:

•	Ps.3,118 million to acquire a 20% equity partnership in RCO

•	Ps.439 million for the purchase of land reserves for our Housing Development segment

•	Ps.355 million for the prepayment of tranche C of the Aeroinvest debt

•	Ps.257 million for the equity contribution to the Nuevo Necaxa — Tihuatlan Highway project

•	Ps.192 million for the equity contribution to the Rio Verde — Ciudad Valles Highway

Our principal sources of funds in 2007 were net proceeds from the September 2007 equity offering (Ps.5,688 million) and cash flow from operations, which included collections related to the El Cajon hydroelectric project.

Our expected future sources of liquidity include cash flow from our Civil Construction, Industrial Construction and Infrastructure segments and third party financing for our construction and housing projects. There can be no assurance that we will be able to continue to generate liquidity from these sales.

As of March 31, 2008, we had net working capital (current assets less current liabilities) of Ps. 8,190 million. We had net working capital of Ps.8,749 million as of December 31, 2007 as compared to net working capital of Ps.9,934 million as of December 31, 2006 and a net working capital of Ps.5,111 million as of December 31, 2005. Our net working capital as of March 31, 2008, December 31, 2007 and December 31, 2006 included

Ps.1,417 million, Ps.1,840 million and Ps.2,480 million, respectively, of net working capital from our Airport Division, which we began to consolidate in December 2005. The decrease in net working capital from December 31, 2006 to December 31, 2007 was primarily attributable to the collection of the El Cajon hydroelectric project work certifications and the payment of short-term debt related to El Cajon. The increase in net working capital from December 31, 2005 to December 31, 2006 was primarily attributable to the reclassification of accounts receivable of El Cajon hydroelectric project from long-term receivables to short-term receivables, given their expected (and actual) receipt in 2007. We believe that our working capital is sufficient to meet our requirements in connection with work we currently intend to carry out in the near future.

Our cash and cash equivalents were Ps.6,872 million as of December 31, 2007, as compared to Ps.5,325 million as of December 31, 2006 and Ps.6,823 million as of December 31, 2005. Of our cash and cash equivalents as of December 31, 2007, Ps.6,872 million was mainly attributable to increases in cash positions in the Corporate and Infrastructure segments. At December 31, 2007, we had a current ratio (current assets over current liabilities) of 1.99, as compared to a current ratio of 1.68 at December 31, 2006. As of March 31, 2008, we had a current ratio of 1.76.

Cash and cash equivalents at year-end 2007 included:

•	Ps.1,827 million of cash and cash equivalents (representing 27% of our cash and cash equivalents) held by GACN;

•	Ps.1,188 million of cash and cash equivalents (representing 17% of our cash and cash equivalents) held by ICA-Fluor;

•	Ps.254 million of cash and cash equivalents (representing 4% of our cash and cash equivalents) held in the reserves established to secure the Acapulco Tunnel and Corredor Sur financings;

•	Ps.141 million of cash and cash equivalents (representing 2% of our cash and cash equivalents) held by Rodio.

The use of cash and cash equivalents by ICA-Fluor or Rodio Kronsa requires the consent of the other shareholders or partners, as applicable, in each such subsidiary or joint venture, which are the Fluor Corporation, in the case of ICA-Fluor, and Soletanche Bachy France, in the case of Rodio Kronsa. See “Item 3. Key Information — Risk Factors — A substantial percentage of our cash and cash equivalents are held through less-than-wholly owned subsidiaries or joint ventures that restrict our access to their resources.”

We generated a net Ps.8,313 million from operating activities during 2007, as compared to using a net Ps.2,409 million in 2006 and Ps.932 million in 2005.

The terms of the La Yesca contract required that we secure financing for the project costs and limit disbursements during the construction phase to 90% of the cash cost of any certified work performed. The consortium arranged U.S.$910 million of financing for the La Yesca hydroelectric project from WestLB AG, which also structured the financing for the El Cajon hydroelectric project. The financing consists of U.S.$910 million line of credit to be used to cover construction costs and a U.S.$80 million revolving line of credit to be used to finance monthly working capital requirements and to be repaid from the construction line of credit, both of which contain various restrictive covenants typical for project financing. Because the terms of the construction contract provided that the Mexican Federal Electricity Commission would pay for the project upon completion, and the financing obtained by CPH covers only the project’s cash costs, the project will not generate any significant cash flow to us until completion, which is scheduled to occur in the second quarter of 2012. However, because we recognize revenues from the La Yesca hydroelectric project based on the percentage-of-completion method of accounting, which relies on certain estimates and assumptions, the project is expected to generate a material portion of our revenues in 2008, 2009, 2010 and 2011. The La Yesca hydroelectric project is expected to represent a substantial portion of our receivables and our indebtedness in the future. At December 31, 2007, we had Ps.123 million in contract receivables and Ps.384 million of debt on our consolidated balance sheet relating to the La Yesca hydroelectric project.

As of March 31, 2008, a portion of our assets was pledged to issuers of letters of credit and under other credit arrangements. These assets are pledged to a number of banks, including: WestLB AG, Banco Santander,

BBVA Bancomer, BG Trust Inc., Merrill Lynch and Value Casa de Bolsa. The assets we have pledged include: (i) collection rights under the La Yesca hydroelectric construction contract; (ii) our shares in Concesionaria Irapuato la Piedad, S.A. de C.V., our subsidiary that operates the Irapuato — La Piedad highway concession; (iii) our shares in SISSA Coahuila, S.A. de C.V.; (iv) our dividend rights in our series “B” shares in GACN held by Aeroinvest S.A. de C.V., or Aeroinvest (a subsidiary that indirectly holds interests in airport concessions); (v) our dividend rights in our series “A” shares in Servicios de Tecnologia Aeroportuaria, S.A. de C.V., or SETA (a 74.5% subsidiary that holds a 16.7% interest in GACN); (vi) Aeroinvest’s collection rights of approximately $47 million related to various loans granted to SETA; (vii) construction machinery and equipment owned by Ingenieros Civiles Asociados, S.A. de C.V. (a construction subsidiary); and (viii) the collection rights from Corredor Sur, Kantunil Cancun highway and Acapulco tunnel. In general, assets securing letters of credit will remain pledged until the letters of credit secured by these assets expire. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these banks and our ability to incur further debt (whether secured or unsecured) is limited. At March 31, 2008, we had unrestricted access to Ps.6,144 million of our cash and cash equivalents, compared to Ps.6,575 million at December 31, 2007. See note 4 to our financial statements.

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

We typically provide a portion of the equity itself and our investment is returned over time once the project is completed. Generally, we contribute equity to a project by accepting deferred payment of a portion of its construction contract price. Concessions represent a similar approach to financing public-sector projects through the private sector. In certain projects, such as the Cantarell nitrogen plant, we provided debt financing in lieu of equity. In other projects, such as the El Cajon and La Yesca hydroelectric projects, which are financed as part of the Mexico’s public works financing program, which is known in Mexico as the PIDIREGAS program, payment of the construction cost is deferred until the project is operational. Due to the nature of most infrastructure projects, which typically involve long-term operations, we recover our equity or debt contribution, and in cases like the El Cajon and La Yesca hydroelectric projects receive payment under the contract, after the construction phase is completed. Depending on the requirements of each specific infrastructure project, we typically seek to form a consortium with entities that have expertise in different areas and that can assist us in obtaining financing from various sources. See “Item 3. Key Information — Business Overview — Infrastructure.” We anticipate that future revenues will depend significantly on our ability directly or indirectly to arrange financing for the construction of infrastructure projects.

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

Indebtedness

Our total debt to equity ratio was 0.41 to 1.0 at December 31, 2007, 0.95 to 1.0 at December 31, 2006 and 0.82 to 1.0 at December 31, 2005. The improvement in the debt to equity ratio from December 31, 2006 to December 31, 2007 mainly reflected our payment of 100% of the debt related to the El Cajon hydroelectric project, which was partially offset by the incurrence of new financings during the year. The deterioration in the debt to equity ratio from December 31, 2005 to December 31, 2006 mainly reflected the increased level of debt in 2006. The new debt in 2007 was principally incurred for funding the La Yesca hydroelectric project and the acquisition of shares in GACN and PMA Mexico.

As of December 31, 2007, approximately 37% of our consolidated revenues and 34% of our indebtedness were denominated in foreign currencies, mainly U.S. dollars. Decreases in the value of the Mexican peso relative to the U.S. dollar will increase the cost in Mexican pesos of our debt service obligations with respect to our U.S. dollar denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased. An appreciation of the Mexican peso relative to the U.S. dollar would decrease our dollar revenues when expressed in Mexican pesos. We generally do not hedge our exposure to the U.S. dollar with respect to the Mexican peso and other currencies; however, recently under some of our long-term credit facilities we have entered into interest rate, currency rate and foreign exchange hedges for the terms of those facilities. Several of our subsidiaries have a reduced exposure to the foreign currency risk because a higher percentage of their revenues are denominated in U.S. dollars.

Certain of our subsidiaries, such as GACN, CIISA, CPH and ICA Panama, and unconsolidated affiliates have entered into debt and other agreements containing restrictive covenants that limit the ability of such subsidiaries and affiliates to pay us dividends. These restrictive covenants generally do not restrict our operating subsidiaries such as Ingenieros Civiles Asociados and ViveICA. See note 18 to our financial statements.

In 2007, our debt service obligations (principal and interest) totaled Ps.9,811 million for debt denominated in pesos and U.S dollars. As of December 31, 2007, our net debt (interest paying debt less cash and cash equivalents) was Ps.834 million. As of March 31, 2008 our net debt increased to Ps.5,583 million due to the consolidation of debt of the Kantunil-Cancun concession highway and other credits for the civil construction projects.

La Yesca Financing

CPH is a special purpose subsidiary created to construct the La Yesca hydroelectric project. We and the other shareholder of CPH have agreed to guarantee certain obligations of CPH under the project contracts, including the financing documents, subject to certain limitations, in the event of an early termination of the public works contract for the project. CPH obtained financing for the construction phase of the La Yesca hydroelectric project in the first quarter of 2008, consisting of a U.S.$910 million line of credit to be used to cover construction costs and a U.S.$80 million revolving line of credit to be used to finance monthly working capital requirements and to be repaid from the construction line of credit, both of which contain various restrictive covenants typical in a project financing. The $910 million construction line of credit was syndicated and has a term that lasts the duration of the construction period, which ends in July 2012, subject to certain permissible extensions if the La Yesca project completion date is delayed. The repayment of the construction line of credit is scheduled to occur in two installments: (i) the first payment to made on the date of provisional acceptance of the first turbine unit, currently expected to occur in January 2012, in the amount of 60% of the fixed-price and 100% of the unit-price construction works performed as of that date, and (ii) the balance to be repaid in July 2012, subject to certain permissible extensions if the La Yesca project completion is delayed. West LB is the sole lender of the U.S.$80 million working capital line of credit, which has the same term as the construction line of credit. The working capital line of credit is expected to be repaid from the construction line of credit.

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

TUCA

On June 30, 2005, a trust organized by our subsidiary TUCA issued and sold Ps.800 million (nominal value) in notes (Certificados Bursatiles) due 2022, which were listed on the Mexican Stock Exchange. These notes accrued interest at TIIE plus 2.95%. The notes were prepaid with the proceeds of a new issuance of notes (Certificados Bursatiles) in the amount of Ps.1,250 million (nominal value) due 2033 issued and sold by a trust organized by our subsidiary TUCA, which are listed on the Mexican Stock Exchange. These notes accrue interest at TIIE plus 2.65%. The notes are recourse solely to the trust, which has been assigned the Acapulco Tunnel’s tolls and toll collection rights. After repaying all outstanding debt of TUCA, paying the corresponding fees and expenses and creating the account reserves provided for in the trust, we received approximately Ps.394 million (nominal value) from the sale of these notes, which was used for general corporate purposes.

Aeroinvest

In June 2007, Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith, Incorporated to refinance existing credit facilities totaling U.S.$216 million, which was used primarily to finance the acquisitions by Aeroinvest of 35.3% of the capital stock of GACN in the form of series “B” shares from the Mexican government, and by SETA of an additional 2% of the capital stock of GACN in the form of series “B” shares. The refinancing was approved at GACN’s extraordinary general shareholders’ meeting held January 31, 2007. The refinancing of the existing facilities consists of the issuance of the following series of notes by a Mexican trust, payable in U.S. dollars: (1) Ps.2,125 million aggregate principal amount of Series 2007-1 Class A Notes due 2017, (2) Ps.325 million aggregate principal amount of Series 2007-1 Class B Notes due 2017, and (3) Ps.355 million aggregate principal amount of Series 2007-1 Class C Notes due 2017. Its purpose was prepayment of the existing facilities, payment of related costs, fees and reserves, and general corporate purposes. Aeroinvest has pledged as collateral its series “B” shares in GACN representing 36.04% of GACN’s capital stock. Additionally, Aeroinvest has assigned its economic and corporate interests (including its right to receive dividends) in such series “B” shares and in its series “A” shares representing 74.5% of the capital stock of SETA, which in turn owns an additional 16.7% of the capital stock of GACN. Under the refinancing, Aeroinvest will retain the right to vote the pledged shares at all times unless it has failed to make a required payment. Aeroinvest, ADP, SETA, Banco Nacional de Comercio Exterior, S.N.C., Division Fiduciaria and Banco J.P. Morgan, S.A., Institucion de Banca Multiple, J.P. Morgan Grupo Financiero, Division Fiduciaria entered into a voting agreement pursuant to which Aeroinvest agreed to vote its series “B” shares representing 36.04% of the capital stock of GACN as a bloc in the same way SETA votes its shares of the capital stock of GACN at all ordinary and extraordinary general shareholders’ meetings, subject to certain exceptions set forth in the consortium agreement entered into between us and ADP. Both we and Aeroinvest issued corporate guarantees for the benefit of Banco J.P. Morgan, S.A., Institucion de Banca Multiple, J.P. Morgan Grupo Financiero, Division Fiduciaria (as issuer of the notes) and the Bank of New York (as trustee under the indenture governing the notes) in connection with the refinancing. So long as there are amounts outstanding under the notes, Aeroinvest is obligated to comply with certain affirmative and negative covenants, including maintenance of at least its present ownership interest in GACN and SETA, majority control over GACN and its subsidiaries and a minimum ratio of earnings before depreciation and amortization to debt service. In October 2007, we prepaid Ps.355 million aggregate principal amount of Series 2007-1 Class C Notes due 2017.

ViveICA Uncommitted Credit Line

On September 4, 2007, our housing subsidiary ViveICA entered into an uncommitted revolving debt facility funded by Deutsche Bank for the peso equivalent of U.S.$50 million to finance projects in several cities. The facility is denominated in pesos and has a maturity of six years, with a four-year revolving period during which ViveICA may draw on the funds. Because the facility is uncommitted, we will not pay a commitment fee to Deutsche Bank and Deutsche Bank will have discretion to cease advancing funds under the agreement.

This facility will allow ViveICA to finance projects before project authorization documents have been obtained and recuperate the appraised value of the project land upon delivery of definitive project authorization, thus increasing the turnover and liquidity of projects. The facility has been rated AAA on the Mexican scale by both the Moody’s and S&P rating agencies. The amount of the facility may be increased to the peso equivalent of U.S.$100 million upon mutual agreement of both parties. As of March 31, 2008, we have withdrawn approximately U.S. $10 million.

Other Debt

As of December 31, 2005, we had outstanding Ps.110 million of other long-term debt associated with financial leases for construction equipment and Ps.80 million of other long-term indebtedness related to a loan maturing in September 2008 that is secured by shares of SISSA Coahuila, S.A. de C.V., which was the remaining amount outstanding from the financing for the construction of a waste-water treatment plant. As of December 31, 2007 we had outstanding long-term other debt of Ps.26 million.

On August 6, 2007, the Ministry of Communications and Transportation awarded the first of four FARAC concession packages to RCO, a consortium formed by two of our subsidiaries and GSIP in which we participate with 20% of the equity and GSIP holds the remaining 80% of the equity. The FARAC concession consists of a 30-year concession to construct, operate, exploit, conserve, and maintain the 548-kilometer Maravatio — Zapotlanejo, Guadalajara — Zapotlanejo, Zapotlanejo — Lagos de Moreno, and Leon — Lagos — Aguascalientes toll roads in the states of Michoacan, Jalisco, Guanajuato and Aguascalientes, as well as extension or enlargement works as the Ministry of Communications and Transportation determines. RCO paid Ps.44,051 million for the assets. The concessionaire obtained a Ps.31,000 million long-term financing with Banco Santander Central Hispano, S.A. We have a minority interest in the concession, accounting for it as a non-consolidated affiliate, and were required to contribute Ps.3,118 million as equity capital. Our consortium partner GSIP and the long-term financing described above contributed the remaining investment amount paid to the Mexican federal government under the concession. The terms of the financing required, among other conditions: (i) the pledge of our and GSIP’s shares of the consortium in favor of the creditors and (ii) a waterfall of payments that may restrict the cash available for distributions to shareholders until 2014. Because the investment is accounted for under the equity method, the debt is not consolidated on our balance sheet.

Additional Sources and Uses of Funds

We may from time to time repurchase our outstanding equity securities if market conditions and other relevant considerations make such repurchases appropriate. The amount that we may use to repurchase our securities is authorized annually by our shareholders at our ordinary general meeting.

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

In recent years, our liquidity has also been adversely affected by the length of our average collection period for accounts receivable. Our average collection period for accounts receivable (including the El Cajon hydroelectric project) considered net of value-added tax was 140 days as of the first quarter of 2008, which is a 23% decrease from the first quarter of 2007, primarily as a result of the second payment of the El Cajon hydroelectric project.

OFF-BALANCE SHEET ARRANGEMENTS

We do not engage in any off-balance sheet arrangements that have or that we believe are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity.

As of December 31, 2007, the scheduled maturities of our contractual obligations were as follows:

	Payments Due by Period
			Less Than						More Than
Contractual Obligations	Total		1 Year		1-3 Years		3-5 Years		5 Years
	(Millions of Mexican pesos)

Long-term debt obligations	Ps.	5,990	Ps.	—	Ps.	455	Ps.	903	Ps.	4,632
Fixed interest(1)		1,956		204		607		391		754
Variable interest(2)		4,685		—		9		243		4,433
Current portion of long-term debt obligations(3)		206		206		—		—		—
Operating lease obligations		282		4		71		207		—

Total	Ps.	13,119	Ps.	414	Ps.	1,142	Ps.	1,744	Ps.	9,819

(1)	Fixed interest rates range from 7.75% to 11.07%.

(2)	Variable interest rate was estimated using the following ranges: 4.6% (LIBOR plus spread) to 6.95% (LIBOR plus spread); and 8.38% (TIIE plus spread) to 10.88% (TIIE plus spread). When calculating variable interest rates, we used LIBOR and TIIE as of December 31, 2007.

(3)	Fixed interest rates range from 5% to 10.41% and the variable interest rate is 10.43% (TIIE plus spread). When calculating variable interest rates, we used the TIIE rate as of December 31, 2007.

As of December 31, 2007, the scheduled maturities of other commercial commitments were as follows:

	Amount of Commitment Expiration per Period
	Total Amounts		Less Than						Over
Contractual Obligations	Committed		1 Year		1-3 Years		4-5 Years		5 Years
	(Millions of Mexican pesos)

Standby letters of credit	Ps.	2,058	Ps.	—	Ps.	2,058	Ps.	—	Ps.	—
Guarantees(1)		11,290				11,290

Total commercial commitments	Ps.	13,348	Ps.	—	Ps.	13,348	Ps.	—	Ps.	—

(1)	Consist principally of bonds delivered to guarantee bids, advance payments and performance.

Item 6.	Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Management of our business is vested in our board of directors. Our bylaws provide that the board of directors will consist of the number of directors elected by our shareholders at the annual ordinary general meeting. In September 2006, our bylaws were amended to comply with the Mexican Securities Market Law in effect since June 2006. See “Item 6. Directors Senior Management and Employees— Board Practices.” Our current board of directors was elected on April 3, 2008, in three classes, with terms designed to provide a transition to the staggered term arrangement provided by the bylaws. The President of the board of directors must be a Mexican national. We offer no service contracts for our directors providing benefits upon termination of employment. The board of directors currently consists of 20 members, of which 14 are outside (i.e., non-management) directors. Thirteen of our directors are independent directors within the meaning of the Mexican Securities Market Law. The directors are as follows:

		Years as
Name	Position	Director	Age

Bernardo Quintana I.(2)	Chairman	30	66
Jose Luis Guerrero Alvarez(2)	Director	18	64
Sergio F. Montaño Leon(2)	Director	16	60
Emilio Carrillo Gamboa(1)(4)(5)	Director	12	70
Alberto Escofet Artigas(1)(4)(5)	Director	12	74
Luis Fernando Zarate Rocha(2)	Director	10	64
Jorge Aguirre Quintana(2)	Director	9	60
Juan Claudio Salles Manuel(1)(4)(5)(6)	Director	5	71
Esteban Malpica Fomperosa(1)(4)(5)	Director	5	58
Elmer Franco Macias(1)(4)(5)	Director	4	67
Alberto Mulas Alonso(3)(4)(5)	Director	4	47
Fernando Ruiz Sahagun(3)(4)	Director	2	64
Luis Rubio Friedberg(3)(4)(5)	Director	2	53
Guillermo Javier Haro Belchez(3)(4)(5)	Director	2	49
Francisco Javier Garza Zambrano(3)(4)(5)	Director	1	53
Sergio Manuel Alcocer Martinez de Castro(3)(4)(5)	Director	1	45
Maria Asuncion Aramburuzabala Larregui(1)(4)(5)	Director	*	45
Alonso Quintana Kawage(2)	Director	*	34
Diego Quintana Kawage(2)	Director	*	37
Fernando Flores Perez(1)(4)(5)	Director	*	62

(1)	Director whose term expires on April 30, 2010.

(2)	Director whose term expires on April 30, 2009.

(3)	Director whose term expires on April 30, 2011.

(4)	Independent directors within the meaning of the Mexican Securities Market Law.

(5)	Independent directors within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

(6)	Audit committee financial expert, within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002.

*	Newly appointed.

Listed below are the names, responsibilities and prior business of our directors and senior management:

Bernardo Quintana I. has been a member of our board of directors since 1978. Mr. Quintana was our President from December 1994 to December 2006 and has continued as our Chairman since that date. Previously, Mr. Quintana was the Director of Investments for Banco del Atlantico, Vice President of ICA Tourism and Urban Development and our Executive Vice President. Mr. Quintana is currently a board member of several Mexican companies including Banamex, Cementos Mexicanos and Grupo Maseca. Mr. Quintana also serves as Chairman of the Board of GACN, S.A.B. de C.V., a publicly traded company. Mr. Quintana is also a member of Mexico’s National Counsel of Businessmen, is a member of the board of trustees of the Universidad Nacional Autonoma de Mexico and the Fundacion ICA. Mr. Quintana holds a degree in civil engineering from the Universidad Nacional Autonoma de Mexico and an MBA from the University of California at Los Angeles. Mr. Quintana is the father of Mr. Alonso Quintana; he also is the father of Mr. Diego Quintana and is a cousin of Mr. Jorge Aguirre Quintana.

Jose Luis Guerrero Alvarez has been a member of our board of directors since 1990. Mr. Guerrero has been our Chief Executive Officer since January 2007 and previously was Executive Vice President and Chief Financial Officer. Mr. Guerrero was appointed as a member of the board of directors of the Bolsa Mexicana de Valores, S.A. de C.V. in 2008. For the past 29 years Mr. Guerrero has held various positions in our finance, administrative, divestment, real estate, manufacturing and business development areas. Before joining us, Mr. Guerrero was the Planning Director at Combinado Industrial Sahagun, the Technical Director at Roca Fosforica Mexicana and held various other positions in Mexico and abroad. Mr. Guerrero holds a diploma D’Ingenieur I.S.M.C.M. from Institut Superieur des Materiaux et de la Construction Mechanique of Paris, France. M.S. and a Ph.D. in Engineering from the University of Illinois at Urbana-Champaign.

Sergio F. Montaño Leon has been a member of our board of directors since 1992, and is currently our Executive Vice President. Mr. Montaño has been with us since 1972, and has worked in the administrative and finance areas. Previously, Mr. Montaño worked at various Mexican companies, including Trebol and Cerveceria Moctezuma, S.A. where he held different administrative positions. Mr. Montaño holds a bachelor’s degree in public accounting from the Universidad Nacional Autonoma de Mexico, a Masters Degree in taxation from the Instituto para la Especializacion de Ejecutivos and a Specialization in Insurance from the Instituto Tecnologico Autonomo de Mexico. Mr. Montaño has been a member of the Mexican Institute of Financial Executives since 1997.

Emilio Carrillo Gamboa has been a member of our board of directors since 1996. Mr. Carrillo is currently a senior partner of Bufete Carrillo Gamboa. Mr. Carrillo worked at the Internal Revenue Service of the Mexican Ministry of Finance and Public Credit, he also held several positions in Telefonos de Mexico, S.A. de C.V. (TELMEX), where from 1975-1987 he served as chairman of the board of directors. Mr. Carrillo was Mexico’s ambassador to Canada from 1987-1989. Currently, he is chairman of the board of directors of the Mexico Fund, a company listed on the NYSE. He is also member of the board of the following publicly traded companies: Grupo Modelo, Grupo Mexico, Southern Copper Corporation, Kimberly Clark de Mexico, San Luis Corporation, Grupo Nacional Provincial and Grupo Posadas. He also serves on the boards of directors of the following non-listed companies: Gasoductos de Chihuahua, Medica Integral GNP and Afore Profuturo GNP. Mr. Carrillo holds a law degree from the Universidad Nacional Autonoma de Mexico, continued his legal education at Georgetown University Law Center and worked at the World Bank. He also participates in the following business organizations: Consejo Mexicano de Hombres de Negocio (executive secretary), Consejo Coordinador Empresarial, Instituto Mexicano para la Competitividad and Chairman of the Canada Chapter of the Mexican Foreign Trade Council.

Alberto Escofet Artigas has been a member of our board of directors since 1996. Mr. Escofet has been Chief Executive Officer of Alesco Consultores, S.A. de C.V. since 1991. Previously, Mr. Escofet served as Mexico’s Undersecretary of Energy and Undersecretary of Mines and Industry in the Ministry of Energy. Mr. Escofet has also been the Chief Executive Officer of Uranio Mexicano, Compañia de Luz y Fuerza del Centro and the Mexican Federal Electricity Commission. Mr. Escofet is a member of the board of directors of Constructora y Perforadora Latina. Mr. Escofet holds a B.S. in mechanical and industrial engineering from the Universidad Nacional Autonoma de Mexico.

Luis Fernando Zarate Rocha has been a member of our board of directors since 1997. Mr. Zarate is currently Executive Vice President in charge of overseeing civil contruction. Mr. Zarate is in charge of the operations of SETA, the airport operator in which we have a majority interest. Mr. Zarate has been with our company for over 36 years and has worked on various heavy construction projects, in infrastructure projects and in our business development department. Mr. Zarate is also a member of the board of directors of Fundacion ICA. Mr. Zarate holds a B.S. in civil engineering from Universidad Nacional Autonoma de Mexico, where he has been a professor of engineering since 1978. Since March 2008, Mr. Zarate has been President of the Colegio de Ingenieros Civiles de Mexico, A.C.

Jorge Aguirre Quintana has been a member of our board of directors since 2001. Mr. Aguirre is Executive Vice President and was formerly in charge of overseeing civil construction. Previously Mr. Aguirre was the project director on the Cantarell nitrogen project and the construction director in our Industrial Construction division. Mr. Aguirre holds a civil engineering degree from the Universidad Nacional Autonoma de Mexico. Mr. Aguirre is a cousin of Mr. Bernardo Quintana.

Juan Claudio Salles Manuel has been a member of our board of directors since 2003. Mr. Salles is a founding partner of the Salles Sainz — Grant Thornton, S.C., which specializes in financial consulting and financial statements auditing. Prior to working at Salles — Sainz Grant Thornton, Mr. Salles was a partner at Ruiz Urquiza y Cia, S.C. Mr. Salles is currently a member of the Mexican Institute of Public Accountants, and had previously served as the President of its national executive committee. Mr. Salles is also the President of the Advisory Committee of the Mexican Academy of Integral Performance Audit (Academia Mexicana de Auditoria Integral al Desempeño). Previously, Mr. Salles was also a member of the executive committee of the International Federation of Accountants. Mr. Salles holds a bachelor’s degree in public accounting from the Universidad Nacional Autonoma de Mexico, where he has been a professor since 1962.

Esteban Malpica Fomperosa has been a member of our board of directors since 2003. Mr. Malpica is currently a member of the board of directors of Kimberly Clark de Mexico, S.A.B. de C.V., El Puerto de Liverpool, S.A.B. de C.V., Grupo Herdez, S.A.B. de C.V. and Grupo Gruma, S.A.B. de C.V. Since April 2004, Mr. Malpica has been a managing director of Praemia, S.C. From 1995 to 2001 he was a member of the executive committee at Banamex. From 1991 to 1994 Mr. Malpica was president of Acciones y Valores, S.A.B. de C.V. From 1992 to 1995, he was a vice-president of the Mexican Stock Exchange and chairman of the board of directors of the Mexico Equity & Income Fund. Mr. Malpica is a Certified Public Accountant with a degree from the Escuela de Contaduria of the Universidad Iberoamericana. He also holds an MBA from Notre Dame University.

Elmer Franco Macias has been a member of our board of directors since 2004. Mr. Franco has occupied different positions within the INFRA Group, where he began working in 1958. Mr. Franco holds a B.S. in electrical engineering from Universidad Nacional Autonoma de Mexico, concluded studies in Industrial Relations — Human Resources from the Universidad Iberoamericana and has participated in management programs at the Instituto Panamericano de Alta Direccion de Empresas (IPADE).

Alberto Mulas Alonso has been a member of our board of directors since 2004. Mr. Mulas is the managing director of CReSE Consultores, S.C., a consulting firm that specializes in strategy, finance and corporate governance. Mr. Mulas’s experience derives from his work as an investment banker with Bankers Trust, JP Morgan, Lehman Brothers and Donaldson, Lufkin & Jenrette, having been responsible for the Mexican operations of the last two entities. Mr. Mulas has also worked for the administration of President Vicente Fox until December 2002 as Undersecretary of Urban Development and Housing, and then as the Commissioner of the National Housing Development Commission (Comisionado Nacional de Fomento a la Vivienda). Mr. Mulas is currently a director of the government development banks Bancomext and the Sociedad Hipotecaria Federal. He also serves on the boards of GACN, S.A.B. de C.V., URBI, S.A.B. de C.V., Grupo Comex and Organizacion Ramirez (owner of CINEPOLIS, a chain of movie theaters). Mr. Mulas holds a chemical engineering degree from Universidad Iberoamericana and has an MBA from Wharton Business School, University of Pennsylvania.

Francisco Garza Zambrano has been a member of our board of directors since 2006. After holding various senior management positions within CEMEX since 1988, Mr. Garza now serves as President of the North American Region & Trading at CEMEX. He is directly responsible for CEMEX’s operations in both Mexico and the United States, and for its trading unit. He holds a bachelors degree from the Tecnologico de Monterrey and an M.B.A. from Cornell University’s Johnson Graduate School of Management.

Fernando Ruiz Sahagun has been a member of our board of directors since 2006. Mr. Ruiz is outside counsel for the tax consulting firm of Chevez, Ruiz Zamarripa y Cia of which he was founding partner. Currently he is president of the Tax Commission of the Business Coordinating Council (CCE). He is member of the board of directors of the following publicly traded companies: Grupo Mexico, Kimberly Clark de Mexico, San Luis Corporacion, Mexichem, Grupo Palacio de Hierro, Grupo Cementos de Chihuahua, Grupo Financiero Santander and Fresnillo PLC. He also serves on the board of directors of Bolsa Mexicana de Valores and Mittal Steel Lazaro Cardenas.

Luis Rubio Friedberg has been a member of our board of directors since 2006. Mr. Rubio is president of the Centro de Investigacion para el Desarrollo (CIDAC), an independent economic and political research institute in Mexico City. He is a fellow of the World Economic Forum and serves on the boards of several investment funds, including the Oppenheimer funds, the India Fund, and the Asia Tigers Fund. Dr. Rubio is a finance specialist and has a masters degree and doctorate in political science from Brandeis University.

Guillermo Javier Haro Belchez has been a member of our board of directors since 2006. Mr. Haro is secretary general of the Mexican Chamber of Deputies (the lower house of Congress) and has served in the controller’s offices of the federal government and the State of Mexico. He is a professor of political science and public administration at the UNAM. Mr. Haro is a law graduate of the Universidad La Salle and has a doctorate in law from the Universidad de Alcala de Henares in Madrid, Spain.

Sergio Manuel Alcocer Martinez de Castro has been an independent director since 2007. Mr. Alcocer is currently Secretary General of the Universidad Nacional Autonoma de Mexico (UNAM). Formerly he was the director of the Engineering Institute of the UNAM and currently teaches various courses at the Graduate School of Engineering of the same institution. He has a bachelors degree in civil engineering from the Engineering School of the Universidad Nacional Autonoma de Mexico and a Ph.D in engineering from the University of Texas at Austin. Mr. Alcocer has been research director of the Centro Nacional de Prevencion de Desastres and is president of the Reviewing Committee of the Complementary Technical Norms Applicable to the Design and Construction of Masonry Structures belonging to the construction code in Mexico City and is member of the Reviewing Committee of Complementary Technical Norms for the Design and Construction of Concrete structures of the same code. In 2001, Mr. Alcocer received a Mention of Distinction from the Universidad Nacional Autonoma de Mexico for young members of academia in the area of Technological Innovation and Industrial Design. Also in this year, he received the 2001 Research Award from the Academia Mexicana de Ciencias in the area of Technological Research. He is also member of various technical committees of the Instituto Americano del Concreto. Mr Alcocer is currently president of the Mexican Society of Structural Engineering and vice president of the Technical Committee of the National Office of Normalization and Certification of Construction and building. Mr. Alcocer is the first foreign member of the Board of Directors of the Earthquake Engineering Research Institute of the United States.

Maria Asuncion Aramburuzabala Larregui has been a member of our board of directors since 2008. Ms. Aramburuzabala is the chief executive officer and chairwoman of Tresalia Capital. She has been a director of America Movil S.A. de C.V. since 2000. She has been a director of Grupo Televisa S.A. since July 2000 and serves as vice chairwoman of the Board. She serves as a director of Grupo Modelo, S.A. de C.V., Grupo Financiero Banamex-Accival, S.A. de C.V. and Kio Networks.

Alonso Quintana Kawage has been a member of our board of directors since 2008. Mr. Quintana is currently Vice President and has been our Chief Financial Officer since January 2007. Since 1994, he has served Empresas ICA in various capacities, including positions in its construction, corporate finance and project finance areas, and since 2003, on GACN’s board of directors. Mr. Quintana was previously the Director of Management and Finance of Empresas ICA. Mr. Quintana received a degree in civil engineering from the Universidad Iberoamericana and a master’s degree in business administration from the Kellogg School of Management at Northwestern University in Chicago. Mr. Quintana is the son of Mr. Bernardo Quintana and the brother of Mr. Diego Quintana.

Diego Quintana Kawage has been a member of our board of directors since 2008. Mr. Quintana is currently Vice President and has been in charge of overseeing our Housing Division since May 2008. Mr. Quintana previously served as Director of Administration and Finance and General Director of ViveICA. Mr. Quintana is currently vice-president and member of the Executive Commission of the National Chamber of Housing Development. He holds a degree in economics and has further studies in finance, project analysis and project management. Mr Quintana is the son of Mr. Bernardo Quintana and the brother of Mr. Alonso Quintana.

Fernando Flores Perez has been a member of our board of directors since 2008. Mr. Flores is presently founding partner of EFE Consultores, S.C. Mr. Flores has also worked for the administration of President Vicente Fox until December 2006 as General Director and Chairman of the Board of the Mexican Institute of Social Security (Instituto Mexicano del Seguro Social). He also was Undersecretary of the Minister of Labor, Safety and Preventative Social Planning. He was CEO for Aerovias de Mexico and CEO and Chairman of Compañia Mexicana de Aviacion (MEXICANA). He was President of the National Chamber of Air Transportation (Camara Nacional del Aerotransporte). Previously he held executive positions in MEXICANA, the Mexican Institute of Social Security, Grupo Industrial DINA, and Combinado Industrial Sahagun. Mr. Perez holds a law degree from the Universidad Iberomaricana and studied business administration at the same university.

Executive Officers

Our executive officers currently are as follows:

		Years as
Name	Current Position	Executive Officer

Jose Luis Guerrero Alvarez	Chief Executive Officer	18
Alonso Quintana Kawage	Vice President, Chief Financial Officer	1
Sergio F. Montaño Leon	Executive Vice President	18
Luis Fernando Zarate Rocha	Executive Vice President, Civil Construction	13
Jorge Aguirre Quintana	Executive Vice President	9
Luis Carlos Romandia Garcia	General Counsel	3
Carlos Mendez Bueno	Divisional Director, Infrastructure, Other Concessions	1
Diego Quintana Kawage	Vice President, Housing Development	1
Ruben Gerardo Lopez Barrera	Divisional Director, Infrastructure, Airports and Chief Executive Officer, GACN	1
Juan Carlos Santos	Divisional Director, Industrial Construction	1
Jose Luis Rojo	Divisional Director, Rodio-Kronsa	2

Carlos Mendez Bueno is a civil engineer with a bachelors degree from the Universidad Nacional Autonoma de Mexico (UNAM). He has participated in various post-graduate studies such as “Strategic Planning” at the University of Pennsylvania’s Wharton School and “Certification in Project Administration” from the International Institute of Learning. He has been with us since 1975 and has held various management and senior management positions within civil construction, international projects, and infrastructure. As of January 2007 he was named the divisional director of our Infrastructure segment for Other Concessions. Mr. Mendez is a member of the alumni association of the Engineering School at the UNAM, and is currently Vice President for Industrial Relations, Representation, and Management of the Mexico City delegation to the Mexican Construction Industry Chamber. He is also a board member of the Mexican Road Association (AMC) and represents ICA before the International Road Federation.

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

Juan Carlos Santos is our Divisional Director of Industrial Construction. He has been with us for 18 years, including as an alternate member of our board of directors, the Director of Projects for ICA-Fluor, and the Project Manager for the liquefied natural gas terminal in Altamira, Tamaulipas. Previously, he was the contracts and project control manager for the Cantarell nitrogen plant. He is a civil engineering graduate of the Universidad Nacional Autonoma de Mexico and holds a master’s degree in business administration from Georgetown University in Washington, D.C.

Jose Luis Rojo is our Divisional Director of Rodio Kronsa. Mr. Rojo has been with Rodio Kronsa for 37 years. He has held several positions within the organization including Construction Manager for Rodio Spain (1984-1989), Manager for Rodio Spain (1989-1995), Manager Director for Rodio Cimentaciones Especiales (1995-2003), Representative Director Rodio Cimentaciones Especiales (2003-2006) and Representative Director Grupo Rodio Kronsa (current). Mr. Rojo is a road, canal and ports engineer. He has been a professor in geotechnics at the E.U.I.T de Obras Publicas in Madrid since 1979.

COMPENSATION

For the year ended December 31, 2007, the aggregate compensation of our directors and executive officers paid or accrued in that year for services in all capacities was approximately Ps.93 million. We pay non-management directors Ps.40,000 net of taxes and management directors Ps.40,000 net of taxes for each board meeting, corporate practices committee meeting or audit committee meeting they attend. Additionally, we pay our non-management directors U.S.$250 per hour for work related to their duties on our board or on either committee

Management Bonuses

Generally members of senior and middle management currently become eligible for bonuses after five years of service. Cash performance bonuses are paid to eligible members of management by the subsidiaries that employ them.

The compensation committee determines the bonuses for senior and middle management. Compensation for executive officers and the Chief Executive Officer is determined by the corporate practices committee. We have adopted the following policy regarding the calculation of the performance bonus:

•	in years in which income is 4% or less of our net worth, no bonuses will be paid,

•	in years in which income is greater than 4% of our net worth, up to 20% of the amount by which income exceeds 4% of net worth may be paid as bonuses.

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

Set forth below are the original number of ordinary shares and the number of shares as adjusted for our December 2005 reverse stock split, the grant date and the expiration date of all options outstanding as of December 31, 2007, which have an exercise price of Ps.22.50.

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

During 2007 144,549 options were forfeited and 633,032 options (on a pre-reverse split basis) were exercised. As of December 31, 2007, we had 903,352 options outstanding with a weighted average exercise price of Ps.22.50.

Under MFRS, the granting of these options has no material effect on our results of operations, cash flow or financial condition. Under U.S. GAAP, the granting of these options may give rise to future non-cash compensation expenses.

Pension Plan

In 2006, we created a defined benefit pension plan covering all active employees aged more than 65 who are part of the board of Empresas ICA, S.A.B. de C.V. and have a minimum of 10 years of service as members of the board prior to their retirement. These employees are entitled to the benefits beginning at the age of 55, with gradual reductions of their salary taken into account for pension purposes. See note 27 to our audited consolidated financial statements.

BOARD PRACTICES

For a table setting forth our current directors and management, the expiration of their current terms of office and the period of time during which each has served in that office, see “Item 6. Directors, Senior Management and Employees — Directors and Senior Management.”

Corporate Governance Reforms

The Mexican Securities Market Law enacted by Mexico’s Federal Congress on December 30, 2005 (in effect since June 2006) altered the legal regime applicable to public companies in Mexico. In order to comply with the new law, our shareholders approved the amendment of our by-laws at an extraordinary general shareholders’ meeting on September 12, 2006. The following summarizes our management structure and our board practices, as determined by currently applicable Mexican law and our amended bylaws. This description is intended as a summary only and does not restate our bylaws or any part thereof or of the Mexican Securities Market Law.

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

Board Practices

In response to the enactment of the Mexican Securities Market Law, our board of directors established a corporate practices committee. The corporate practices committee has the duties set forth in Section I of Article 42 and other applicable provisions of the Mexican Securities Market Law. Such duties include providing an opinion on the nomination of the chief executive officer, assessing the performance of our senior management, providing an opinion on related-party transactions and compensation proposals for senior management and reviewing certain exemptive actions of the board of directors. As of March 31, 2008, the members of the corporate practices committee are Emilio Carrillo Gamboa, as chairman, Guillermo Haro Belchez, and Luis Rubio Friedberg, all of whom are independent directors as such term is defined in the Mexican Securities Market Law and in Rule 10A-3 under the U.S. Securities Exchange Act of 1934, or the Exchange Act.

The Mexican Securities Market Law necessitated certain changes to the duties and functions of our audit committee, as established in our bylaws before the enactment of the current Mexican Securities Market Law. The audit committee is now responsible for the duties set forth in Section II of Article 42 and other applicable provisions of the Mexican Securities Market Law. Such duties include evaluating our independent auditor, reviewing the audit report, opinion, and other documents prepared annually by the independent auditor, informing the board of directors regarding the quality of and any deficiencies in the company’s internal control mechanisms and regarding internal audits of the company or entities controlled by the company. As of March 31, 2008, the members of the audit committee are Juan Claudio Salles Manuel, as chairman, Alberto Mulas Alonso and Emilio Carrillo Gamboa, all of which are independent as such term is defined in the Mexican Securities Market Law and in Rule 10A-3 under the Exchange Act.

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

Our board of directors currently consists of twenty members, of which fourteen are outside (i.e. non-management) directors. Thirteen of our directors are independent directors within the meaning of the Mexican Securities Market Law. Twelve of our directors are independent directors within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Pursuant to our bylaws board members must be appointed based on their experience, ability and professional prestige. Our board of directors must meet at least every three months.

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

(v) an executive officer, or an immediate family member of an executive officer, of another company whose compensation committee’s membership includes an executive officer of the listed company, its parent or a consolidated subsidiary; or

(vi) an executive officer or employee of a company, or an immediate family member of an executive officer of a company, that makes payments to, or receives payments from, the listed company, its parent or a consolidated subsidiary for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues (charities are not included, but any such payments must be disclosed in the company’s proxy (or, if no proxy is prepared, its Form 10-K /annual report))

“Immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law and anyone (other than domestic employees) who shares the person’s home. Individuals who are no longer immediate family members due to legal separation, divorce or death (or incapacity) are excluded. §303A.02(b)	(v) a “family member” related to any of the persons mentioned above in (i) through (iv). “Family member” includes a person’s spouse, concubine or other relative up to the fourth degree of consanguinity and affinity, as well as a spouse or concubine of the individuals mentioned above.

NYSE Standards	Our Current Corporate Governance Practices

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or applicable Mexican law.

Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	We have a three-member audit committee, which is composed of independent directors appointed by our board. The Mexican Securities Market Law requires that the president of our audit committee be appointed by the shareholders. Currently all members of our audit committee are independent as such term is defined under the Mexican Securities Market Law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

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

• hiring independent counsel and other advisors as it deems necessary to carry out its duties, including the review of related-party transactions; and

NYSE Standards	Our Current Corporate Governance Practices

• overseeing the performance of our outside auditor.

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04	We are required to have a corporate practices committee pursuant to the provisions of the Mexican Securities Market Law and our bylaws. Our corporate practices committee is composed of three independent directors. The duties of our corporate practices committee include:

• providing an opinion on the nomination of the chief executive officer,

• assessing the performance of our senior management,

• providing an opinion on related party transactions,

• providing an opinion on compensation proposals for senior management and

• reviewing certain exemptive actions of the board of directors.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05	The corporate practices committee provides an opinion on compensation proposals for the Chief Executive Officer and other executive officers pursuant to the provisions of the Mexican Securities Market Law.

We also have a compensation committee composed of senior management directors of the Company. This committee determines compensation for senior and middle management.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §303A.08	Our current equity compensation plans have been approved by our shareholders at shareholder meetings in accordance with Mexican law.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. We are required by Item 16B of this Form 20-F to disclose any waivers granted to our chief executive officer, chief financial and accounting officer and persons performing similar functions.

EMPLOYEES

As of each of the last three years ended December 31, 2007, 2006 and 2005, we had approximately 17,902, 19,628 and 17,724 employees, respectively, approximately 27%, 22% and 25% of whom were permanent employees, respectively. The number of temporary employees employed by us varies significantly and is largely dependent on the level of our construction activities. The personnel of GACN were added to the workforce in December of 2005, adding 930 employees.

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

SHARE OWNERSHIP

As of May 15, 2008, Mr. Quintana and members of his immediate family may be deemed to have beneficial ownership of 37,526,680 or 7.5% of the shares outstanding, and Mrs. Maria Asuncion Aramburuzabala and her family may be deemed to have beneficial ownership of 24,193,792 or 4.86% of the shares outstanding. None of our directors or executive officers (other than Mr. Quintana and Mrs. Aramburuzabala) is the beneficial owner of more than 1% of any class of capital stock, other than through the management trust described in “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the ownership of outstanding shares.

	Amount
Identity of Person or Group	Owned	Percentage(1)

Bernardo Quintana I.(2)	34,816,238	6.99
Management Trust(3)	10,406,055	2.1
Fundacion Trust(3)	8,585,022	1.7
Employee Trust(3)	0	*
Foreign Employee Trust(3)(4)	115,044	*
Maria Asuncion Aramburuzabala(5)	24,193,792	4.86

*	Less than one percent

(1)	Based upon 498,029,907 shares outstanding as of December 31, 2007.

(2)	Reflects shares owned directly by Mr. Quintana and his family and not through the management trust.

(3)	Information concerning our shares beneficially owned by each of the trusts was obtained from a Schedule 13G/A filed on February 14, 2008 by each of the trusts.

(4)	Held in the form of 28,761 ADSs.

(5)	As of March 31, 2008, includes shares owned by her family members.

At March 31, 2008, 241,137,966 shares were held in the form of CPOs, which have limited voting rights. See “Item 9. The Offer and Listing — Trading — Limitations affecting ADS Holders and CPO Holders.”

Our directors and executive officers, as a group, beneficially own approximately 69,416,085 shares (13.94% of the shares outstanding). A portion of the shares beneficially owned by our directors and executive officers (collectively, approximately 2.1% of the shares outstanding), are owned through a trust, referred to as the management trust. The technical committee of the management trust, which consists of members of our board of directors, has broad discretionary authority over the corpus of this trust, including voting power over the shares contained therein and the conditions governing withdrawal of such shares.

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

Members of the board of directors also have voting power over the shares placed in a trust that we refer to as the employee trust, originally established in 1959, for the benefit of certain other of our employees that are not members of management. As of December 31, 2007, the employee trust held 0.0% of the shares outstanding.

In 1992, members of management donated 10% of their then-owned shares to Fundacion ICA, a non-profit organization formed to fund research and education activities in Mexico. In addition, certain former members of management donated 20% of their shares to Fundacion ICA. Fundacion ICA’s shares are held by a trust, which we refer to as the fundacion trust. We are entitled to appoint two of the five members of the fundacion trust’s technical committee, while the remaining members are independent from us. Any disposition of the shares held by the fundacion trust requires the approval of more than a simple majority of such technical committee and, therefore, may require approval of our representatives on this committee. Under the terms of the fundacion trust, the shares held by Fundacion ICA, which as of December 31, 2007 represented approximately 1.7% of the shares outstanding, are required to be voted in the manner specified by a majority of the technical committee.

In April 1992, management created a trust, which we refer to as the foreign employee trust, for the benefit of certain other of our employees. The purpose of the foreign employee trust is to provide incentives to retain skilled personnel who are foreigners or who are employed by subsidiaries located outside Mexico. As of February 14, 2008, the foreign employee trust held less than 0.1% of the shares outstanding.

RELATED PARTY TRANSACTIONS

El Cajon Letters of Credit; Sale of SETA

In December 2005, we exercised our option to repurchase the 60% interest in Aeroinvest from Controladora Andrea J, S.A. de C.V., the company owned by Mr. Quintana and his family, for Ps.212 million (nominal value) (U.S.$19.3 million), generating a gain of Ps.65 million (nominal value), which we recorded as other income. All of the ownership interests owned by the Quintana family were purchased in this transaction, which was approved by our audit committee in November 2005. The option to repurchase our interest in Aeroinvest was related to the Quintana family’s guarantee of U.S.$15 million in performance bonds and letters of credit required for the El Cajon hydroelectric project.

In 2003, pursuant to the terms of the El Cajon hydroelectric project contract, CIISA was required to enter into the engineering, procurement and construction contract within 20 days of being awarded the project. CIISA was also required to begin work on the project the day after it entered into the contract, and was required to post a U.S.$10 million performance bond for the benefit of the Mexican Federal Electricity Commission. Additionally, under the terms of the bridge credit facility for the financing of the first portion of the project’s construction costs, CIISA was required to post a U.S.$26 million letter of credit.

CIISA was unable to obtain the required performance bonds or letters of credit within the timeframe required by the contracts. Consequently, as a temporary measure, Mr. Quintana, our then-President and Chief Executive Officer, and his family guaranteed U.S.$15 million out of U.S.$22 million (61% of the total amount) required for the El Cajon hydroelectric project. In return, Mr. Bernardo Quintana and his family received a fee equal to 2% of the guaranteed amount. In September 2003, we sold 60% of our shares in SETA for Ps.274 million (nominal value) to Aeroinvest, an affiliated company that was 60% owned by Mr. Bernardo Quintana, our then-President and Chief Executive Officer, and members of his family, and contributed 40% of our SETA shares to Aeroinvest in exchange for a 40% interest in Aeroinvest. The enterprise value used in these transactions was based on a valuation report prepared by a Mexican investment bank. We used the proceeds from the sale of 60% of our shares in SETA to provide cash collateral to creditors to release Mr. Bernardo Quintana’s and his family’s guarantees.

As required by our bylaws at the time, the El Cajon-related transactions, including the sale of SETA, were reviewed by our audit committee and were authorized by our executive committee and our board of directors.

SETA Loans

As of December 31, 2007, SETA has loans with related parties amounting to U.S.$37.7 million, of which U.S.$30.9 million is owed to Aeroinvest and the remaining U.S.$6.8 million is owed to our joint venture partner, ADPM. The amounts owed to Aeroinvest mature in 2014 and 2015 and are payable annually beginning in September 2004, with annual interest at LIBOR plus 4.5%.

GACN Construction Services

We periodically perform construction and related services for GACN. In 2007, we received approximately U.S.$15.6 million in connection with such services. All such services were on terms we believe are at arms length.

Pursuant to the Mexican Securities Market Law, our board of directors, in accordance with the opinion of the corporate practices committee, has approved rules applicable to all related party transactions which include certain exceptions based on minimum thresholds.

For a description of other related party transactions, see note 26 to our consolidated financial statements.

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

Malla Vial

We were involved in litigation with the Institute for Urban Development, or IDU (Instituto de Desarrollo Urbano), an agency of the municipal government of Bogota, Colombia, in charge of public works projects. The litigation concerns the Malla Vial Project a street network refurbishment project in Bogota that was awarded to us in 1997. In April 2002, an arbitration tribunal in Colombia issued an award in favor of the IDU for 5,092 Colombian pesos (approximately U.S.$2.7 million as of March 2008) as compensation for our alleged breach of contract. In 2007 the IDU obtained a judicial recognition of the arbitration award in Mexico. ICA has filed a motion requiring the Mexican judge to determine the equivalent amount of the arbitration award in Mexican pesos. As of March 2008, the approximate equivalent amount of the award is Ps.30 million.

The IDU has filed a claim in a Colombian court against us for liquidated damages for breach of the contract in an amount of approximately U.S.$4.7 million and has made a claim against the bonding company for the return of the advance payment that had not yet been amortized. We have counterclaimed and demanded indemnification and damages in an amount of U.S.$17.8 million. In December 2004, an administrative tribunal ordered the consolidation of all of these claims into one case. Regarding the claim against the bonding company, the tribunal has ordered a suspension of any actions against the bonding company until the counterclaim filed by ICA is resolved, provided that such suspension should not last more than 3 years.

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

On September 22, 2005, the Puerto Rico Highway and Transportation Authority, or the HTA, ICA Miramar’s client, filed a claim against ICA Miramar for indemnity in an ongoing litigation between the HTA and its principal contractor for the project. The underlying lawsuit was filed on December 24, 2003 and the counterclaim by the HTA was filed on November 23, 2004. ICA Miramar estimates the indemnity and liquidated damages claims could result in liability in excess of U.S.$4 million. The litigation is currently in the discovery phase, and all motions have been stayed pending assignment of a new judge.

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

Ciudad Juarez Airport

In 1991, parties purporting to be former owners of land comprising a portion of GACN’s Ciudad Juarez International Airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government. As an alternative to recovery of this land, the claimants also sought monetary damages of U.S.$120 million. On May 18, 2005, a Mexican court ordered GACN to return the disputed land to the plaintiffs. An appellate court later vacated the May 18 court order regarding the return of the land. However that decision, and three subsequent constitutional claims (juicios de amparo), permitted the case to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation since the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juarez Airport. In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or otherwise adverse to GACN, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, which we believe the terms of its concessions would require, our concession to operate the Ciudad Juarez Airport would terminate. In 2006 and 2007, our Ciudad Juarez International Airport represented 5.3% and 5.8%, respectively, of GACN’s revenue. Although we believe and have been advised by the Ministry of Communications and Transportation that under the terms of GACN’s concessions the termination of its Ciudad Juarez concession would not affect the validity of its remaining airport concessions and that the Mexican federal government would be obligated to indemnify GACN against any monetary or other damages resulting from the termination of its Ciudad Juarez concession or a definitive resolution of the matter in favor of the plaintiffs, there can be no assurance that we would be so indemnified.

Property Tax Claims by Certain Municipalities

Administrative law proceedings have been asserted against us by the municipalities of Chihuahua, Ciudad Juarez, Reynosa, Tampico, Mazatlan and Zihuatanejo for the payment of property taxes with respect to the real property on which we operate our airports in those cities. The total amount of the property-tax claims outstanding, as recently updated to reflect additional amounts claimed since the proceedings were first asserted, in each of Reynosa, Tampico, Zihuatanejo, Chihuahua and Ciudad Juarez are Ps.59.5 million, Ps.1.02 million, Ps.1.6 million, Ps.25.3 million and Ps.1.8 million (nominal value), respectively, although any of these amounts could increase if the underlying claims are not resolved in our favor. In April, 2008, the proceeding in Chihuahua was dismissed. On May 9, 2008, the Municipality of Tampico notified the Tampico

Airport of the dismissal of the claim. Other municipalities where we operate our airports could assert similar claims.

On June 27, 2006, the municipality of Zihuatanejo issued a decree assessing taxes of Ps.4.3 million (nominal value) and a fine of Ps.4.3 million (nominal value) in respect of property tax liability for the period from 1996 to 2000. Pursuant to the decree, the municipality seized and attached two bank accounts of the Zihuatanejo International Airport and garnished rent paid by tenants located on concession property. These two bank accounts contained no funds at the time of their seizure. The monthly amount of rent subject to garnishment is approximately Ps.88,442. We have filed claims seeking to (i) annul the assessment of the fine on substantive and procedural grounds, (ii) stay the seizure and attachment pending appeal and final resolution of our legal challenge to the constitutionality of the underlying tax liability and (iii) recover amounts paid by Zihuatanejo International Airport’s tenants to the municipality as a result of the ordered garnishment. On April 23, 2008 the Administrative Court reached a resolution favorable to us which nullified the claim of Ps. 8.6 million, and as a consequence only a claim for Ps. 1.6 million is pending resolution in an administrative procedure before the Administrative Court. We anticipate that the municipality may issue additional decrees assessing property taxes in respect of the period from 2000 to the present.

On May 14, 2007, the municipality of Reynosa gave notice of an update to the amount of property taxes and fines claimed of Ps. 59.2 million (nominal value) (in addition to the Ps 0.3 claimed in 2004). We have filed claims contesting any obligation to pay any property tax, the newly updated amount claimed by the municipality and seeking to annul the assessment of the taxes and fines on constitutional grounds. We anticipate that the municipality may issue additional decrees assessing property taxes claimed in respect of subsequent periods.

We do not believe that liabilities related to any claims or proceedings against us are likely to have, individually or in the aggregate, a material adverse effect on our consolidated financial condition or results of operations because, should a court determine that these taxes must be paid in response to any future proceedings, we believe that only the owners of the land should be responsible for paying these taxes directly, and the obligation to pay these taxes is not otherwise contemplated in the terms of our concessions. The Mexican government has not acknowledged an obligation to pay such taxes, however, and changes to the Mexican Constitution and other applicable laws could render it liable to municipalities for property taxes in the future. We cannot predict the amount of any such future tax liabilities or the criteria that would be used to determine them. If such changes were to occur and any amounts owed were substantial, these resulting tax liabilities could have a materially adverse effect on our consolidated financial condition or results of operations.

Other Mexican airport operators contesting the assessment of similar property tax claims have been required to post surety bonds in connection with their challenge of those assessments. If we are required to post similar surety bonds in the future, the terms of the surety bonds may restrict our ability to pay dividends or otherwise limit our flexibility.

Rodio Kronsa

Due to a dispute between ICA and our partner in the Rodio-Kronsa joint venture (Soletanche Bachy France or SBF) regarding indirect change of control in SBF, we received an International Chamber of Commerce arbitration demand from SBF, seeking declaratory judgment that its indirect sale did not violate our shareholder agreement. We filed our answer on June 8, 2007, seeking dismissal of the arbitration and a declaration that we have a pre-emptive right to acquire our partner’s interest in the venture. On January 10, 2008, SBF filed its statement of claim and on March 6, 2008 ICA filed its statement of defense. The arbitration is currently in the discovery phase.

Tejocotal — Nuevo Necaxa Highway Litigation

On July 5, 2007, Rafael Francisco Alvarez Guzman initiated a lawsuit against us claiming damages for alleged effects to four bodies of water near the Nuevo Necaxa-Tejocotal highway to which the National Water Commission (Comision Nacional de Aguas), or CAN, has granted him a concession for 40 years, which damage allegedly prevented his use of the water for commercial purposes. The claimant sought monetary damages of Ps.2,792 million based on his inability to sell the water to Coca-Cola, with which he has alleged to have a contract. The claimant also seeks monetary damages of Ps.5,584 million on the same basis with respect to Akuaforest, Enterprise S.A. de C.V., or Akuaforest, of which the plaintiff purports to have nearly 100% ownership. Additionally, Akuaforest claims damages of Ps.1.778 million to facilities on its properties allegedly caused by us.

The co-defendants in the case are the Ministry of Communications and Transportation and the Bridge and Highway Trust of the Gulf of Mexico. We contest these claims, including on the basis that our participation in the project was in accordance with the terms the Ministry of Communications and Transportation set in the bidding rules and its instructions.

Environmental Matters

There are currently no material legal or administrative proceedings pending against us with respect to any environmental matter in Mexico or the United States.

DIVIDENDS

We did not pay dividends in respect of our ordinary shares in any year between 2000 and 2007 and do not anticipate paying dividends in 2008.

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

SIGNIFICANT CHANGES

Except as identified in this annual report on Form 20-F, no significant change in our financial condition has occurred since the date of the most recent audited consolidated financial statements contained in this annual report.

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

	Mexican Stock
	Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low

2003	15.6	6.08	7.64	3.00
2004	26.1	16.74	9.80	6.08
2005(1)	29.4	22.5	10.80	8.36
2006	42.63	25.54	15.75	9.80
2007(2)	75.48	38.65	28.04	13.90

(1)	Trading prices for our common stock and ADSs in 2005 are stated on a post-reverse split basis. See “Item 3. Key Information.”

(2)	Trading prices of our ADSs in 2007 are stated after giving effect to the change in the ratio of CPOs to ADSs in August 2007. See “Item 3. Key Information.”

The following table sets forth, for the periods indicated, the reported high and low sales prices for our shares on the Mexican Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange.

	Mexican Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low

2006:
First Quarter	34.39	25.54	13.08	9.80
Second Quarter	40.16	29.99	14.83	10.53
Third Quarter	39.75	31.35	14.37	11.35
Fourth Quarter	42.63	36.88	15.75	13.71
2007:
First Quarter	43.47	38.65	15.8	13.9
Second Quarter	54.73	41.03	20.33	15.03
Third Quarter	74.55	57.79	27.45	20.79
Fourth Quarter	75.48	63.5	28.05	23.02
2008:
January	73.33	62.90	26.99	23.30
February	71.55	64.46	26.62	23.80
March	66.09	59.87	24.78	22.06
April	67.82	63.51	25.94	24.00
May	69.16	61.81	26.95	23.62
June (through June 10)	70.99	68.92	27.65	26.34

On December 12, 2005 we completed a one-for-six reverse stock split in which holders of our ordinary shares received newly issued ordinary shares at a ratio of six old ordinary shares for one new ordinary share. The exchange ratio of ordinary shares and remained 1:1. Simultaneously with the reverse stock split applicably to our ordinary shares, we amended the terms of our ADSs such that the exchange ratio of CPOs to ADSs was changed to 12:1 from 6:1. The combination of these transactions resulted in the equivalent of a one-for-twelve reverse split for our ADSs. On August 30, 2007 we amended the terms of the deposit agreement relating to our ADSs such that the exchange ratio of ADSs to CPOs was changed from 1:12 to 1:4. The exchange ratio of Ordinary Shares and CPOs remained 1:1. This transaction resulted in the equivalent of a 3:1 split of the ADSs only.

Our bylaws prohibit ownership of our shares by non-Mexican investors. As of March 31, 2008, 48.42% of our shares were represented by CPOs, and 15.1% of the CPOs were held by the depositary. As of March 31, 2008, 7.3% of our outstanding shares were represented by ADSs, and such ADSs were held by 47 holders with registered addresses in the United States. As of April 15, 2008, there were 498,080,451 shares outstanding.

As permitted by the Mexican Securities Market Law and the Rules promulgated by the Mexican Banking and Securities Commission, we may create a reserve fund from which we may repurchase our shares on the Mexican Stock Exchange at prevailing prices to the extent of funds remaining in this reserve account. We created this reserve account beginning in 1992 and currently have a repurchase reserve of Ps.750,530,992.30 (nominal value in pesos) as of April 3, 2008. See “Item 10. Additional Information — Purchase by the Company of its Shares.” Any shares so repurchased will not be deemed to be outstanding for purposes of calculating any quorum or voting at a shareholders’ meeting during the period in which we own such shares. As of December 31, 1999, 2,570,000 shares had been repurchased. There have not been any repurchases since 1999. On April 3, 2008, our shareholders approved the use of Ps.750,530,992.30 (nominal value in pesos) from the repurchase reserve for the year 2008. As of April 15, 2008, there have not been any repurchases from the authorized reserve fund.

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

As of December 31, 2007, 125 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange with a market capitalization of U.S.$399.5 billion. In 2007, the ten most actively traded equity issues (excluding banks) represented approximately 71% of the total volume of equity issues traded on the Mexican Stock Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors. There is no formal over-the-counter market for securities in Mexico. The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.

Limitations Affecting ADS Holders and CPO Holders

Each of our ADSs represents four CPOs, and each CPO represents a financial interest in one share of common stock. Each share entitles the holder thereof to one vote at any of our shareholders’ meetings. Holders of CPOs are not entitled to vote the shares underlying such CPOs. Such voting rights are exercisable only by the CPO trustee, which is required to vote all such shares in the same manner as the holders of a majority of the shares that are not held in the CPO trust and that are voted at the relevant meeting.

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

Under Article 51 of the Mexican Securities Law, holders of at least 20% of our outstanding shares may have any resolution adopted by a shareholders’ meeting suspended by filing a complaint with a court of law within 15 days after the close of the meeting at which such action was taken by stating that the challenged action violates Mexican law or our corporate charter. To be entitled to relief, the holder (or the CPO trustee, in the case of CPOs) must not have attended the meeting or, if such holder attended, must have voted against the challenged action. Such relief will not be available to holders of CPOs or ADSs.

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

Holders of CPOs are entitled to receive the economic benefits corresponding to the shares underlying the CPOs, at the time that we declare and pay dividends or make distributions to stockholders, and to receive the proceeds of the sale of such shares at the termination of the CPO trust agreement. The CPO trustee will distribute cash dividends and other cash distributions received by it in respect of the shares held in the CPO trust to the holders of the CPOs in proportion to their respective holdings, in each case in the same currency in which they were received. Dividends paid with respect to shares underlying the CPOs will be distributed to the holders (including the depositary) on the business day on which the funds are received by Indeval on behalf of the CPO trustee.

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

In accordance with the applicable regulations, in the event that our controlling shareholders are unable to purchase all of our outstanding shares pursuant to a tender offer, they must form a trust and contribute to it the amount required to secure payment of the purchase price offered pursuant to the tender offer to all of our shareholders that did not sell their shares pursuant to the tender offer. The trust must exist for a period of at least six months.

Controlling shareholders are not required to make a tender offer if the deregistration is approved by 95% of our shareholders. Nevertheless, the trust mechanism described in the previous paragraph still must be implemented.

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

MATERIAL CONTRACTS

In the past two years, we have entered into the following material contracts: (1) the Stock Purchase Agreement between GACN, the Mexican Federal Government through the Ministry of Communications and Transportation and Aeroinvest through which we acquired a 36% interest in GACN, (2) the Amended and Restated Airport Concession Agreement relating to the Monterrey Airport, (3) Participation Agreement and Amendment No. 1 thereto among GACN, the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Bancomext, and Aeropuertos y Servicios Auxiliares (4) the stock purchase agreement between VASA, S.A. and Aeroinvest for the acquisition of 37.25% interest in SETA. and (5) a U.S.$910 million syndicated loan agreement (comprised of three related agreements) for the construction of the La Yesca hydroelectric project between West LB (as arranger) and CPH. The material terms of these agreements are described above under “Item 4. Information about the Company.”

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

U.S. Tax Considerations

The gross amount of any dividends paid with respect to the shares represented by ADSs or CPOs generally will be includible in the gross income of a U.S. holder on the day on which the dividends are received by the CPO trustee (which will be the same date as the date of receipt by the Depositary) and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the CPO trustee. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2007 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2008 taxable year.

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

Gain on the sale of CPOs by a non-resident holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or a securities market approved by the Ministry of Finance and Public Credit. If these requirements are not met, the gain on the sale of CPOs or shares by a non-resident holder entity will be subject to a 5% Mexican withholding tax on the price obtained without any deductions allowed, if the transaction is carried out through the Mexican Stock Exchange and provided certain requirements set forth by the Mexican income tax law are complied with. Alternatively, the non-resident holder can choose to be subject to a 25% withholding rate on the gain obtained which gain should be calculated pursuant to Mexican income tax law provisions.

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2007 we had outstanding approximately Ps.7,705 million of indebtedness, of which 68% bore interest at fixed interest rates, and 32% bore interest at floating rates of interest. At December 31, 2006 we had outstanding approximately Ps.14,047 million of indebtedness, of which 75% bore interest at fixed interest rates and 25% bore interest at floating rates of interest. The interest rate on our variable rate debt is determined by reference to the London inter-bank offered rate and the TIIE.

Foreign Currency Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the dollar. In 2007, approximately 37% of our consolidated revenues were denominated in foreign currencies. We estimate that approximately 36% of our consolidated costs are denominated in Mexican pesos. The majority of revenues and expenses of Rodio Kronsa are denominated in euros, so we believe we have a natural hedge for our exposure to exchange rate risk associated with our euro-denominated contracts.

As of December 31, 2007 and 2006, approximately 47% and 53%, respectively, of our construction backlog was denominated in foreign currencies and approximately 40% and 83%, respectively, of our accounts receivable were denominated in foreign currencies. As of December 31, 2007 and 2006, approximately 34% and 55%, respectively, of our consolidated financial assets were denominated in foreign currencies, with the balance denominated in Mexican pesos. In addition, as of December 2007 and 2006, approximately 34% and 87%, respectively, of our indebtedness was denominated in foreign currencies. Decreases in the value of the Mexican peso relative to the dollar will increase the cost in Mexican pesos of our foreign currency denominated costs and expenses and of the debt service obligations with respect to our foreign currency denominated indebtedness. A depreciation of the Mexican peso relative to the dollar will also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased. We generally do not hedge our exposure to the U.S. dollar with respect to the Mexican peso and other currencies; however, recently under some of our long-term credit facilities we have entered into interest rate, currency rate and foreign exchange hedges for the terms of those facilities.

Sensitivity Analysis Disclosure

In 2007 and 2006, a hypothetical, instantaneous and unfavorable 10% change in currency exchange rate would have resulted in additional interest expense (when conversion to pesos is effected) of approximately Ps.17 million per year and Ps.69 million per year, respectively. Such a change would have also resulted in an estimated foreign exchange loss of approximately Ps.265 million and Ps.1,209 million respectively, reflecting the increased value in Mexican pesos of our foreign currency denominated indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% fluctuation in exchange rates affecting the foreign currencies in which our indebtedness is denominated.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial liabilities held at December 31, 2007 and 2006 would have resulted in additional financing expense of approximately Ps.30 million and Ps.97 million per year, respectively. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each category of liabilities.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)  Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2007.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.

Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2007, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2007. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework.

Based on our assessment and those criteria, our management believes that our company maintained effective internal control over financial reporting as of December 31, 2007.

(c)  Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Galaz, Yamazaki, Ruiz Urquiza, S.C. a member of Deloitte Touche Tohmatsu, the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on management’s assessment of our internal control over financial reporting. That report appears directly below.

To the Board of Directors and Stockholders of
Empresas ICA, S.A.B. de C.V.:

We have audited the internal control over financial reporting, of Empresas ICA, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated May 21, 2008 expressed an unqualified opinion on those financial statements based on our audit and the report of the other auditors and includes explanatory paragraphs regarding (1) the nature and effect of differences between Mexican Financial Reporting Standards and accounting principles generally accepted in the United States of America; (2) the adoption of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)” effective at December 31, 2006; and (3) that our audit also comprehended the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 2 to such consolidated financial statements.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

C.P.C. Arturo Vargas Arellano
Mexico City, Mexico

May 21, 2008

(d)  Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our principal accounting firm, Galaz, Yamazaki, Ruiz Urquiza, S.C., member of Deloitte Touche Tohmatsu, and its affiliates, which we collectively refer to as Deloitte, during the fiscal years ended December 31, 2007 and 2006:

	Total Fees
	As of December 31,
	2007		2006
	(Millions of
	Mexican pesos)

Fees
Audit fees	Ps.	33.1	Ps.	27.7
Audit-related fees		4.2		6.2
Tax fees		0.8		0.2
All other fees		4.0		9.6

Total	Ps.	42.1	Ps.	43.7

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

The “all other fees” line item in the above table is the aggregate fees billed by Deloitte related to the review of the prospectus for a proposed equity offering.

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

			Total Number of	Maximum Number
			Shares Purchased as	Shares that May
	Total Number		Part of Publicly	Yet be Purchased
	of Shares	Average Price	Announced Plans	Under the Plans
2007	Purchased	Paid per Share	or Programs	or Programs

January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30	—	—	—	—
December 1-31	—	—	—	—

Total	—	—	—	—

PART III

Item 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of this Item.

Item 18.	Financial Statements

Reference is made to pages F-1 to F-88 of this annual report.

Item 19.	Exhibits

1.1	Amended and restated bylaws (estatutos sociales) of Empresas ICA, S.A.B. de C.V. (English translation). (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2007) (File No. 1-11080).
1.2	Amended and restated bylaws (estatutos sociales) of ICA-Fluor, S.A. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File No. 1-11080).
2.1	Deposit Agreement dated April 1, 1992, as amended and restated as of June 30, 1997, among Empresas ICA Sociedad Controladora, S.A. de C.V. (currently Empresas ICA, S.A.B. de C.V.), the Bank of New York, as Depositary and Holders of American Depositary Receipts (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File No. 1-11080).
2.2	Credit Agreement dated February 26, 2004, between Constructora Internacional de Infraestructura, S.A. de C.V., as Borrower and WestLB AG, New York Branch, as Facility Administrative Agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.3	Common Agreement dated February 26, 2004, between Constructora Internacional de Infraestructura, S.A. de C.V., as Borrower, WestLB AG, New York Branch, as Intercreditor Agent and Facility Administrative Agent, Citibank, N.A., as Note Trustee, Banco Santander Central Hispano, S.A., New York Branch, as Offshore Collateral Agent and Banco Santander Mexicano, S.A., as Onshore Collateral Agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.4	Sponsor Guarantee Agreement dated February 26, 2004 by Empresas ICA, Sociedad Controladora, S.A. de C.V. (currently Empresas ICA, S.A.B. de C.V.), in favor of Banco Santander Central Hispano, S.A., New York Branch, as Offshore Collateral Agent for the benefit of the Secured Parties under the Common Agreement (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.5	Mexican Stock Pledge Agreement dated as of February 26, 2004 by and among Promotora E Inversora Adisa, S.A. de C.V., La Peninsular Compaia Constructora, S.A. de C.V. and Ingenieros Civiles Asociados. S.A. de C.V., as Pledgors and Banco Santander Mexicano, S.A., as Onshore Collateral Agent on behalf and for the benefit of the Secured Parties, as Pledgee, with the appearance of Constructora Internacional de Infraestructura, S.A. de C.V. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.6	Borrower Pledge Agreement dated February 26, 2004 by and between Constructora Internacional de Infraestructura, S.A. de C.V., as Pledgor, and Banco Santander Mexicano, S.A., as Onshore Collateral Agent on behalf and for the benefit of the Secured Parties, as Pledgee (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.7	Depositary Agreement dated February 26, 2004, between Constructora Internacional de Infraestructura, S.A. de C.V., as Borrower, WestLB AG, New York Branch, as Facility Administrative Agent, Citibank, N.A., as Note Trustee, Banco Santander Central Hispano, S.A., New York Branch, as Offshore Depositary Bank, and Banco Santander Mexicano, S.A., as Onshore Collateral Agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).

2.8	Security Agreement dated February 26, 2004 made by Constructora Internacional de Infraestructura, S.A. de C.V. to Banco Santander Central Hispano, S.A., New York Branch, as Offshore Collateral Agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.9	Note Indenture dated February 26, 2004 between Constructora Internacional de Infraestructura, S.A. de C.V., as Issuer and Citibank, N.A., as Note Trustee (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.10	Noteholder Depositary Agreement dated February 26, 2004 among Constructora Internacional de Infraestructura, S.A. de C.V., as Issuer, Citibank, N.A., as Note Trustee, and Citibank, N.A., as Noteholder Depositary Bank (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
2.11	Noteholder Security Agreement dated February 26, 2004 made by Constructora Internacional de Infraestructura, S.A. de C.V., as Issuer and Citibank, N.A., as Note Trustee (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003) (File No. 1-11080).
3.1	Management Trust Agreement dated April 8, 1992, as amended on April 30, 2000 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000) (File No. 1-11080).
3.2	CPO Trust Agreement dated May 28, 1997 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 1996) (File No. 1-11080).
4.1	Participation Agreement dated as of June 14, 2000 thereto among Grupo Aeroportuario del Centro Norte, S.A. de C.V, the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Bancomext, and Aeropuertos y Servicios Auxiliares (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).
4.2	Amendment No. 1 dated as of December 21, 2005 to the Participation Agreement dated as of June 14, 2000 thereto among Grupo Aeroportuario del Centro Norte, S.A. de C.V. (currently Grupo Aeroportuario Centro Norte, S.A.B. de C.V.), the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Bancomext, and Aeropuertos y Servicios Auxiliares (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).
4.3	Amended and Restated Airport Concession Agreement relating to the Monterrey Airport dated June 29, 1998 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).
4.4	Amended and Restated Consortium Agreement dated as of July 6, 2004 among Aeroports de Paris, Aeroinvest, S.A. de C.V. and VASA S.A. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).
4.5	Amendment No. 1 dated as of December 13, 2005 to the Amended and Restated Consortium Agreement dated as of July 6, 2004 among Aeroports de Paris, Aeroinvest, S.A. de C.V. and VASA S.A. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).
4.6	Amendment No. 2 dated as of September 5, 2006 to the Amended and Restated Consortium Agreement dated as of July 6, 2004 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2007) (File No. 1-11080).
4.7	Common Agreement dated as of October 19, 2007 among Constructora de Proyectos Hidroelectricos, S.A. de C.V., as borrower, WestLB AG, New York Branch, as intercreditor agent, the working capital facility lenders from time to time party thereto, the construction facility lenders from time to time party thereto, WestLB AG, New York Branch, as working capital administrative agent, WestLB AG, New York Branch, as construction facility administrative agent, Citibank N.A., as offshore collateral agent, Banco Nacional de Mexico, S.A., Integrante del Grupo Financiero Banamex, as onshore collateral agent, and the other lenders and lender representatives from time to time party thereto.*
4.8	Construction Facility Credit Agreement dated as of October 19, 2007 among Constructora de Proyectos Hidroelectricos, S.A. de C.V., as borrower, the several construction facility lenders from time to time parties thereto and WestLB AG, New York Branch, as construction facility administrative agent.*

4.9	Working Capital Facility Credit Agreement dated as of October 19, 2007 among Constructora de Proyectos Hidroelectricos, S.A. de C.V., as borrower, the several working capital facility lenders from time to time parties thereto and WestLB AG, New York Branch, as working capital facility administrative agent.*
8.1	Significant subsidiaries.*
11.1	Code of Ethics (English translation) as amended on January 29, 2007 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2007) (File No. 1-11080).
12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Galaz, Yamazaki, Ruiz Urquiza, S.C.*
15.2	Consent of Mancera. S.C.*

*	Filed herewith.

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

Date: June 11, 2008

INDEX TO FINANCIAL STATEMENTS
Consolidated Financial Statements of Empresas ICA, S.A.B. de C.V. and
Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Empresas ICA, S.A.B. de C.V.:

We have audited the accompanying consolidated balance sheets of Empresas ICA, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2007 (all expressed in thousands of Mexican pesos of purchasing power of December 31, 2007). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of a certain subsidiary which statements reflect total assets constituting 12% and 11%, respectively, of consolidated total assets as of December 31, 2007 and 2006, and total revenues constituting 36%, 35% and 41%, respectively, of consolidated total revenues for the years ended December 31, 2007, 2006 and 2005. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of such other auditors.

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

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Empresas ICA, S.A.B. de C.V. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2007, in conformity with Mexican Financial Reporting Standards (“MFRS”).

MFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 29 to the accompanying consolidated financial statements.

As discussed in Note 29, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)”, effective December 31, 2006.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 21, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

C.P.C. Arturo Vargas Arellano
Mexico City, Mexico
May 21, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
ICA Fluor Daniel, S. de R.L. de C.V.

We have audited the consolidated balance sheets of ICA Fluor Daniel, S. de R.L. de C.V. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in net worth and changes in financial position for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ICA Fluor Daniel, S. de R.L. de C.V. and Subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and the changes in their financial position for each of the three years in the period ended December 31, 2007, in conformity with Mexican financial reporting standards, which differ in certain significant respects from U.S. generally accepted accounting principles, as described in Note 22 to the consolidated financial statements.

Mancera, S.C. A Member Practice of Ernst & Young Global
Luis F. Ortega

Mexico City
April 25, 2008

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Thousands of constant Mexican pesos as of December 31, 2007)

	Millions of
	U.S. Dollars
	(Convenience
	Translation Note 2)
	December 31,	December 31,
	2007	2007		2006

ASSETS:
Cash and cash equivalents (Note 4)	$602	Ps.	6,575,218	Ps.	4,762,779
Restricted cash (Note 4)	27		296,350		562,258
Trade accounts receivable, net (Note 5)	108		1,181,185		863,772
Contract receivables, net (Note 5)	187		2,038,398		10,729,955
Cost and estimated earnings in excess of billings on uncompleted contracts (Note 6)	340		3,715,313		3,867,256
Other receivables, net (Note 8)	98		1,072,586		1,073,790
Inventories, net (Note 9)	51		557,546		548,882
Real estate inventories (Note 10)	133		1,453,843		1,063,676
Other current assets	63		683,259		965,472

Current assets	1,609		17,573,698		24,437,840

Restricted cash (Note 4)	21		224,647		291,456
Non-current receivables, net	21		229,507		111,517
Real estate inventories (Note 10)	87		948,015		698,433
Investment in concessions, net (Note 11)	1,296		14,152,340		10,087,000
Investment in affiliated companies (Note 12)	20		213,532		168,936
Property, plant and equipment, net (Note 13)	138		1,503,032		1,286,383
Other assets, net (Note 14)	123		1,340,636		770,741

Total assets	$3,315	Ps.	36,185,407	Ps.	37,852,306

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Thousands of constant Mexican pesos as of December 31, 2007)

	Millions of
	U.S. Dollars
	(Convenience
	Translation Note 2)
	December 31,	December 31,
	2007	2007		2006

LIABILITIES:
Notes payable (Note 15)	$140	Ps.	1,526,772	Ps.	1,506,610
Current portion of long-term debt (Note 18)	17		188,560		4,957,864
Trade accounts payable	238		2,599,513		2,808,896
Income taxes and statutory employee profit sharing	17		184,884		166,275
Other current liabilities (Note 16)	254		2,778,255		2,355,556
Provisions (Note 17)	47		513,569		716,053
Advances from customers	95		1,032,809		1,992,937

Current liabilities	808		8,824,362		14,504,191

Long-term debt (Note 18)	549		5,990,094		7,582,276
Deferred statutory employee profit sharing (Note 24)	7		80,877		82,165
Deferred income taxes (Note 20)	141		1,536,747		—
Other long-term liabilities (Note 17)	82		890,189		936,285

Total liabilities	1,587		17,322,269		23,104,917

Commitments and contingencies (Note 21)

STOCKHOLDERS’ EQUITY (Note 22):
Common stock: no par 498,029,907 and 405,177,479 shares issued and outstanding (2007 and 2006, respectively)	632		6,901,841		5,645,005
Restatement of common stock	44		475,882		479,268
Additional paid-in capital	581		6,345,236		1,765,100
Reserve for repurchase of shares	69		750,531		676,531
(Accumulated deficit) retained earnings	(1)		(7,347)		1,481,911
Excess (insufficiency) from restatement of capital	3		35,113		(26,054)

Majority stockholders’ equity	1,328		14,501,256		10,021,761

Minority interest in consolidated subsidiaries (Note 23)	400		4,361,882		4,725,628

Total stockholders’ equity	1,728		18,863,138		14,747,389

Total liabilities and stockholders’ equity	$3,315	Ps.	36,185,407	Ps.	37,852,306

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Thousands of constant Mexican pesos as of December 31, 2007, except share and per share data)

	Millions of
	U.S. Dollars
	(Convenience
	Translation Note 2)
	Year Ended
	December 31,	Year Ended December 31,
	2007	2007		2006		2005

Revenues:
Construction	$1,619	Ps.	17,673,993	Ps.	19,080,107	Ps.	18,542,638
Real estate, concessions and other	441		4,815,026		3,633,576		1,462,346

Total revenues	2,060		22,489,019		22,713,683		20,004,984

Costs:
Construction	1,450		15,832,827		17,152,305		16,265,716
Real estate, concessions and other	284		3,102,275		2,271,861		1,167,059

Total costs	1,734		18,935,102		19,424,166		17,432,775

Gross profit	326		3,553,917		3,289,517		2,572,209
Selling, general and administrative expenses	184		2,003,509		1,585,977		1,450,615

Operating income	142		1,550,408		1,703,540		1,121,594

Other (income) expense, net (Note 24)	(2)		(22,706)		87,673		(58,188)
Comprehensive financing cost (income), net (Note 25)
Interest expense	92		999,455		732,852		488,336
Interest income	(48)		(526,431)		(525,160)		(419,510)
Exchange (gain), loss net	(8)		(86,957)		(37,392)		20,798
Loss (gain) from monetary position	3		33,463		(1,471)		15,761

	39		419,530		168,829		105,385

Share in income of affiliated companies (Note 12)	1		10,828		22,438		106,470

Income before income taxes	106		1,164,412		1,469,476		1,180,867
Income taxes (Note 20)	178		1,949,263		397,742		375,311

Consolidated net (loss) income	$(72)	Ps.	(784,851)	Ps.	1,071,734	Ps.	805,556

Net (loss) income of majority interest	$(80)	Ps.	(874,427)	Ps.	716,398	Ps.	535,910
Net income of minority interest	8		89,576		355,336		269,646

Consolidated net (loss) income	$(72)	Ps.	(784,851)	Ps.	1,071,734	Ps.	805,556

(Loss) earnings per share:
(Loss) income of majority interest	$(0.19)	Ps.	(2.02)	Ps.	1.77	Ps.	1.54
Weighted average shares outstanding (000’s)	432,198		432,198		404,182		347,127

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A.B.DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Thousands of constant Mexican pesos as of December 31, 2007 except for share data) (Note 22)

	Common Stock					Additional		Reserve for
		Amount				Paid-in		Repurchase
	Shares	Value		Restatement		Capital		of Shares

Balance at January 1, 2005	310,842,352	Ps.	3,173,580	Ps.	1,485,362	Ps.	5,209,880	Ps.	1,433,229
Inflation restatement factor effect	—		—		147,934		165,427		—
Application of earnings from prior years	—		—		(1,220,568)		(3,660,880)		(798,999)
Increase in minority interest	—		—		—		—		—
Issuance of common stock	91,814,908		2,454,714		271,756		27,931		—
Comprehensive income (loss)	—		—		—		—		—

Balance at December 31, 2005	402,657,260		5,628,294		684,484		1,742,358		634,230
Inflation restatement factor effect	—		—		(26,582)		(7,336)		—
Application of earnings from prior years	—		—		(179,804)		(46,021)		42,301
Decrease in minority interest	—		—		—		—		—
Issuance of common stock	2,520,219		16,711		1,170		76,099		—
Comprehensive income (loss)	—		—		—		—		—

Balance at December 31, 2006	405,177,479		5,645,005		479,268		1,765,100		676,531
Inflation restatement factor effect	—		—		(28,201)		(8,127)		—
Application of earnings from prior years	—		—		—		(34,183)		74,000
Decrease in minority interest (Note 23)	—		—		—		—		—
Issuance of common stock	92,852,428		1,256,836		24,815		4,622,446		—
Effect from acquisition of minority interest	—		—		—		—		—

Comprehensive (loss) income	—		—		—		—		—

Balance at December 31, 2007	498,029,907	Ps.	6,901,841	Ps.	475,882	Ps.	6,345,236	Ps.	750,531

(Continued)

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Thousands of constant Mexican pesos as of December 31, 2007 except for share data) (Note 22)

			Excess		Minority
		Retained Earnings	(Insufficiency)		Interest in		Total
		(Accumulated	From Restatement		Consolidated		Stockholders’
		Deficit)	of Capital		Subsidiaries		Equity

Balance at January 1, 2005	Ps.	(4,810,985)	Ps.	(439,816)	Ps.	541,524	Ps.	6,592,774
Inflation restatement factor effect		(107,753)		(13,966)		17,191		208,833
Application of earnings from prior years		5,232,002		448,445		—		—
Increase in minority interest		—		—		3,866,724		3,866,724
Issuance of common stock		(94,715)		—		—		2,659,686
Comprehensive income (loss)		535,910		(154,838)		269,646		650,718

Balance at December 31, 2005		754,459		(160,175)		4,695,085		13,978,735
Inflation restatement factor effect		(5,825)		674		(19,770)		(58,839)
Application of earnings from prior years		25,645		157,879		—		—
Decrease in minority interest		—		—		(305,023)		(305,023)
Issuance of common stock		(8,766)		—		—		85,214
Comprehensive income (loss)		716,398		(24,432)		355,336		1,047,302

Balance at December 31, 2006		1,481,911		(26,054)		4,725,628		14,747,389
Inflation restatement factor effect		(9,940)		160		(21,761)		(67,869)
Application of earnings from prior years		(74,000)		34,183		—		—
Decrease in minority interest (Note 23)		—		—		(431,561)		(431,561)
Issuance of common stock		—		—		—		5,904,097
Effect from acquisition of minority interest		(530,891)		—		—		(530,891)
Comprehensive (loss)income		(874,427)		26,824		89,576		(758,027)

Balance at December 31, 2007	Ps.	(7,347)	Ps.	35,113	Ps.	4,361,882	Ps.	18,863,138

(Concluded)

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Thousands of constant Mexican pesos as of December 31, 2007)

	Millions of
	U.S. Dollars
	(Convenience
	Translation Note 2)
	Year Ended
	December 31,	Year Ended December 31,
	2007	2007		2006		2005

OPERATING ACTIVITIES:
Consolidated net (loss) income	$(72)	Ps.	(784,851)	Ps.	1,071,734	Ps.	805,556
Add (deduct) non-cash items:
Depreciation and amortization	64		698,316		864,785		780,660
Deferred income tax	161		1,754,698		209,709		320,166
Loss on sale of property, plant and equipment and concessions	—		667		14,690		8,771
Share in loss of affiliated companies, (net of dividends received in 2007 and 2006)	(1)		(6,595)		(15,212)		(106,470)
Gain on sale of investments in shares	(1)		(6,913)		(11,856)		(103,485)
Postretirement benefits	5		55,654		43,153		135,732
(Decrease) increase in provisions for long-term liabilities	(4)		(42,228)		(429,033)		213,606

	152		1,668,748		1,747,970		2,054,536

Trade accounts receivable	(44)		(484,960)		(251,059)		130,733
Contract receivables	796		8,691,557		(2,242,760)		(3,985,976)
Cost and estimated earnings in excess of billings on uncompleted contracts	14		151,943		(1,349,126)		(206,334)
Advances from customers	(88)		(960,128)		253,828		(147,491)
Other receivables and other current assets	(2)		(19,632)		(598,448)		677,246
Inventories	(15)		(170,198)		(240,622)		(124,415)
Real estate inventories	(59)		(639,748)		(754,783)		37,379
Trade accounts payable	(19)		(208,912)		731,823		144,846
Other current liabilities	26		284,240		293,954		487,162

Net resources generated by (used in) operating activities	761		8,312,910		(2,409,223)		(932,314)

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Thousands of constant Mexican pesos as of December 31, 2007)

	Millions of
	U.S. Dollars
	(Convenience
	Translation Note 2)
	Year Ended
	December 31,	Year Ended December 31,
	2007	2007		2006		2005

FINANCING ACTIVITIES:
Net change in notes payable	158		1,722,209		2,179,951		(1,103,681)
Proceeds from long-term debt	209		2,285,164		1,042,042		3,467,250
Derivative financial instruments	5		52,323		25,406		(80,682)
Effects of inflation and exchange rates on long-term debt	(49)		(537,383)		(326,166)		(299,413)
Repayments of long-term debt	(895)		(9,768,319)		(283,949)		(690,889)
Issuance of common stock of majority interest, net of issuance expenses for Ps.189,371, Ps.8,766 and Ps.94,715 in 2007, 2006 and 2005, respectively	541		5,904,097		85,214		2,659,686
Decrease in minority interest	(63)		(685,402)		(292,464)		(264,418)
Other	(22)		(242,314)		146,901		(196,033)

Net resources (used in) generated by financing activities	(116)		(1,269,625)		2,576,935		3,491,820

INVESTING ACTIVITIES:
Investment in property, plant and equipment	(44)		(478,359)		(859,155)		(187,811)
Investment in concessions	(415)		(4,531,346)		(58,802)		7,033
Investment in affiliated companies	(19)		(205,766)		106,337		(361,789)
Proceeds from sale of property, plant and equipment	6		70,469		(644,801)		39,737
Loan due (from) to affiliated company	(4)		(48,020)		(150,002)		292,883
Proportional consolidation effect	—		—		238,945		—
Proceeds from sale of investments in affiliated companies	2		23,975		10,337		693,712
Other assets	(35)		(383,632)		(187,535)		(429,615)

Net resources (used in) generated by investing activities	(509)		(5,552,679)		(1,544,676)		54,150

Net increase (decrease) in cash and cash equivalents	136		1,490,606		(1,376,964)		2,613,656
Effects of inflation and exchange rate changes on cash	(1)		(10,884)		(18,581)		(21,407)
Cash, restricted cash and cash equivalents at beginning of period	515		5,616,493		7,012,038		4,419,789

Cash, restricted cash and cash equivalents at end of period	$650	Ps.	7,096,215	Ps.	5,616,493	Ps.	7,012,038

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of constant Mexican pesos as of December 31, 2007)

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

At the Stockholders’ Extraordinary and Ordinary Meeting on September 12, 2006, the stockholders agreed to change the Company’s corporate denomination to comply with the provisions of the Mexican Securities Law, under which the Company’s organization as a public corporation with variable capital must be stated, as represented by the abbreviation “S.A.B. de C.V.”.

Significant events

In September and October 2007, ICA carried out a global primary placement of 90 million shares for a total amount of Ps.5,850,333 (nominal value). 60% of these shares were placed with institutional investors abroad, through an offering that was registered under the U.S. Securities Act of 1933, while the remaining 40% were placed on the Mexican market.

In September 2007, ICA contributed Ps.3,118,000 (nominal value) to its associated company “Red de Carreteras de Occidente, S. de R.L. de C.V.” (“RCO”), corresponding to the payment of the first package of the concessioned highways of the Fideicomiso de Apoyo para el Rescate de Autopistas Concesionadas (“FARAC”) in a public bidding process of the Mexican Government (see Note 11d).

On October 1, 2007, the Business Flat Tax Law (“IETU Law”) was enacted and went into effect on January 1, 2008. In addition, the Tax Benefits Decree and the Third Omnibus Tax Bill were published on November 5 and December 31, 2007, respectively, clarifying or expanding the transitory application of the law regarding transactions carried out in 2007 that will have an impact in 2008. The Business Flat Tax (“IETU”) applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the IETU Law, less certain authorized deductions. IETU payable is calculated by subtracting certain tax credits from the tax determined. Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008. The IETU Law establishes that the IETU rate will be 16.5% in 2008, 17% in 2009, and 17.5% as of 2010. The Asset Tax (“IMPAC”) Law was repealed upon enactment of the IETU Law; however, under certain circumstances, IMPAC paid in the ten years prior to the year in which income tax (“ISR”) is paid may be refunded, according to the terms of the law. In addition, as opposed to ISR, the parent and its subsidiaries will incur IETU on an individual basis.

ICA’s subsidiaries identified the tax they expect to incur in future years, determining that some subsidiaries expect to pay ISR while others expect to pay IETU. Therefore, deferred ISR was determined on a consolidated basis, eliminating the deferred ISR of those subsidiaries that will pay IETU and recognizing the corresponding deferred IETU liability. The corresponding effect was a credit to the deferred IETU liability of Ps. 1,536,747, a debit to income taxes in the statement of operations of Ps. 1,535,653 and a debit to comprehensive loss of Ps.1,094.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Basis of Presentation and Principles of Consolidation

(a)	Basis of Presentation

The accompanying consolidated financial statements of ICA and its subsidiaries are prepared in accordance with Mexican Financial Reporting Standards (“MFRS”, individually referred to as Normas de Información Financiera or “NIFs”).

MFRS requires that management make certain estimates and use certain assumptions that affect the amounts reported in the financial statements and their related disclosures; however, actual results may differ from these estimates. The Company has implemented control procedures to ensure the correct, timely application of its accounting policies. Although actual results may differ from estimates, management considers that the estimates made and assumptions used were adequate under the circumstances.

Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2007 and for the year then ended have been translated into U.S. dollar amounts at the rate of 10.9169 pesos per U.S. dollar, the noon buying rate for pesos on December 31, 2007 as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

(b)	Classification of Costs and Expenses

Costs and expenses presented in the consolidated statements of operations were classified according to their function due to the various business activities of the subsidiaries. Consequently, cost of sales is presented separately from other costs and expenses.

(c)	Income from Operations

Income from operations is the result of subtracting cost of sales and general expenses from net sales. While NIF B-3, Statement of Income, does not require inclusion of this line item in the consolidated statements of operations, it has been included for a better understanding of the Company’s economic and financial performance.

(d)	Comprehensive Income (Loss)

Comprehensive income (loss) presented in the accompanying consolidated statements of changes in stockholders’ equity represents the Company’s total activity during each year and is comprised of the net income (loss) for the year, plus other comprehensive income (loss) items for the same period which, in accordance with MFRS, are presented directly in stockholders’ equity without affecting the consolidated statements of operations. In 2007, 2006 and 2005, the other comprehensive income (loss) items are as follows:

			December 31,
	2007		2006		2005

Excess (insufficiency) in restated stockholders’ equity	Ps.	—	Ps.	10,834	Ps.	(8,722)
Translation effects of foreign entities		7,524		(25,778)		(143,487)
Excess (insufficiency) of the additional minimum liability from labor obligations		14,140		(9,488)		(2,629)
Unrealized gain on cash flow hedge net of taxes of Ps.1,094		5,160		—		—

Total	Ps.	26,824	Ps.	(24,432)	Ps.	(154,838)

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e)	Principles of Consolidation

Financial statements of those companies in which ICA owns more than 50% of the capital stock with voting rights or owns less than 50% of such capital stock but effectively controls such entity are consolidated within the financial statements.

The assets, liabilities, revenues, costs and expenses of companies or associations subject to joint control are included in the consolidated financial statements using proportionate consolidation in accordance with International Accounting Standard No. 31, Interests in Joint Ventures, supplementally applied pursuant to NIF A-8, Supplemental Standards.

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

	Direct and Indirect
	Ownership Percentage
Subsidiary	2007	2006	Activity

Sub-Holding:
Constructoras ICA, S.A. de C.V.	100	100	Construction
Controladora de Empresas de Vivienda, S.A. de C.V.	100	100	Housing development
Controladora de Operaciones de Infraestructura, S.A. de C.V.	100	100	Concessions
Operating:
Ingenieros Civiles Asociados, S.A. de C.V.	100	100	Heavy and urban construction
Constructora Internacional de Infraestructura, S. A. De C. V.	75	75	Construction of the El Cajón hydroelectric plant
ICA Fluor Daniel, S. de R.L. de C.V.	51	51	Industrial construction
ICA Panamá, S.A.	100	100	Highway concessions
Grupo Aeroportuario del Centro Norte, S.A.B. de C. V.	56	52	Managing and operating airport concessions
Constructora Hidroeléctrica La Yesca, S.A. de C.V.	67	—	Construction of the La Yesca hydroelectric plant

In December 2005, through its subsidiaries Controladora de Operaciones de Infraestructura, S.A. de C.V. (“CONOISA”) and Aeroinvest, S.A. de C.V. (“Aeroinvest”), ICA acquired direct and indirect interests in 44.94% of the shares of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“GACN”), for U.S. $260.2 million, through a series of purchase transactions. As a consequence of these purchases, ICA directly held 35.28% of the shares of GACN. Additionally, ICA directly held 74.5% of shares in the strategic partnership Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”) (the remaining 25.5% of the shares of SETA are held by Aéroports de Paris), which, at that time, held 15% of the shares of GACN. ICA had initially acquired an equity interest in GACN in 2000, through its participation in SETA, along with Aéroports de Paris and Vinci. Together with the equity it previously held in GACN, these purchase transactions gave ICA direct ownership of 46.23% of the shares of GACN. Through the Company’s control of SETA, its direct and indirect interests totaled 49.98% of the shares of GACN.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In September 2006, SETA exercised an option it held to acquire Series B shares representing 2% of the capital of GACN, thereby increasing ICA’s direct shareholding in the capital of GACN to 47.72% and its direct and indirect shareholding to 51.98%.

Prior to December 2006, the remaining 49% of the shares of GACN were held by the Mexican Federal Government through Nacional Financiera, S.N.C. In November 2006, NAFIN sold all of its Series B shares of GACN in a public offering in the United States of America and Mexico through an initial public offering. In December 2006, Aeroinvest acquired an additional 0.76% interest in GACN as part of NAFIN’s public offering of GACN shares. GACN did not receive any portion of the proceeds generated by the offering, as all proceeds were paid to the Mexican Federal Government as the selling stockholder. During 2007, GACN acquired 3.13% of its own shares in the market.

As of December 31, 2007, the Company directly holds 51.61% and exercises control of GACN, and through its control of SETA indirectly holds an additional 4.26% interest in GACN for a total of 55.87%.

(f)	Foreign Currency Translation of Subsidiaries’ Financial Statements

The financial statements of the foreign subsidiaries denominated in foreign currencies are translated into Mexican pesos by applying Bulletin B-15, Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations. Exchange differences generated by the translation of the financial statements of foreign subsidiaries that are not an extension of ICA’s operations are presented in stockholders’ equity under the caption “Insufficiency from restatement of capital.” For translation purposes, once the subsidiary financial statements are restated in the currency of year-end purchasing power of the country in which it operates, based on the same accounting policies as the Company, the following exchange rates are used to convert the foreign currency to Mexican pesos: (i) Assets and liabilities (monetary and non-monetary) - The exchange rate in effect at the balance sheet date; (ii) Common stock - The exchange rate in effect at the date on which contributions were made; (iii) Retained earnings -The exchange rate in effect at the end of the year such amounts were generated; and (iv) Revenues, costs and expenses - The ending exchange rate of the period reported.

(g)	Reclassifications

Certain captions of the consolidated financial statements for the year ended December 31, 2006 have been reclassified to conform to the presentation of the 2007 consolidated financial statements.

Contract Receivables of Ps.8,725,247 and Cost and Estimated Earnings in Excess of Billings on Uncompleted Contracts of Ps.988,177 presented as of December 31, 2006 as Contract Receivables for the Hydroelectric Plant were reclassified to Contract Receivables and Cost and Estimated Earnings in Excess of Billings on Uncompleted Contracts. Also, long-term debt for the construction of the Hydroelectric Plant of Ps.2,594,237, which was separately stated in the balance sheet in 2006 was reclassified to be included with other long-term debt during 2007. Additionally, see Note 3a.

3.	Summary of Significant Accounting Policies

(a)	Accounting Changes

Beginning January 1, 2007, the Company adopted the following new NIFs:

NIF B-3, Statement of income — NIF B-3 classifies revenues, costs and expenses into ordinary and non-ordinary. Ordinary items are derived from primary activities representing an entity’s main source of revenues. Non-ordinary items are derived from activities other than those representing an entity’s main source of revenues. Consequently, the classification of certain transactions as special and extraordinary was eliminated; these items are now part of other income and expenses and non-ordinary items, respectively. Statutory

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

employee profit sharing (“PTU”) should now be presented as an ordinary expense and no longer presented as a tax on income. According to Interpretation of Financial Information Standards (“INIF”) Number 4, Presentation of Statutory Employee Profit Sharing in the Statement of Income, PTU should be included within other income and expenses. The main effect of adopting this NIF was the reclassification of current and deferred PTU for 2006 and 2005 of Ps.147,420 and Ps.103,965, respectively, to other income and expenses.

NIF B-13, Events subsequent to the date of the financial statements — NIF B-13 requires that asset and liability restructurings and waivers by creditors of their right to demand payment in the event an entity defaults on contractual obligations that occur in the period between the date of the consolidated financial statements and the date of their issuance only be disclosed in a note to the consolidated financial statements and be recognized in the financial statements of the period in which such events actually take place. Through 2006, the effect was recognized retroactively when agreements or waivers were obtained in a subsequent period.

NIF C-13, Related parties — NIF C-13 broadens the concept “related parties” to include i) the overall business in which the reporting entity participates; ii) close family members of key management or prominent executives; and iii) any fund created in connection with a labor-related compensation plan. NIF C-13 also requires the following disclosures: 1) that the terms and conditions of consideration paid or received in transactions carried out between related parties be equivalent to those of similar transactions carried out between independent parties and the reporting entity, only if sufficient evidence exists; and 2) benefits granted to the entity’s key management or prominent executives.

NIF D-6, Capitalization of comprehensive financing result — NIF D-6 establishes general capitalization standards. Some of these standards include: i) mandatory capitalization of comprehensive financing cost (“CFC”) directly attributable to the acquisition of qualifying assets; ii) when financing in domestic currency is used to acquire assets, yields obtained from temporary investments before the capital expenditure is made are excluded from the amount capitalized; iii) a methodology to calculate capitalizable CFC relating to funds from generic financing; iv) regarding land, CFC may be capitalized if land is developed; and v) conditions that must be met to capitalize CFC and rules indicating when CFC should no longer be capitalized. In 2007, the Company capitalized CFC of Ps.62,445 directly attributable to real state projects. Through 2006, CFC was charged to current earnings.

IFRIC 12, Service concession arrangements — Beginning January 1, 2007, for recording and valuing concession contracts, the Company early adopted and uses Interpretation No. 12 issued by the International Financial Reporting Interpretations Committee (“IFRIC”) of the International Accounting Standards Board (“IASB”), which is mandatory under MFRS beginning January 1, 2008. This interpretation deals with the accounting by private sector operators involved in supplying infrastructure assets and services to the public sector, classifying the investment as financial asset, intangible asset or a combination of both.

A financial asset results when an operator constructs or makes improvements to the infrastructure, in which the operator has an unconditional right to receive a specific amount of cash or other financial asset during the contract term. An intangible asset results when the operator constructs or makes improvements and is allowed to operate the infrastructure for a fixed period after the construction is terminated, in which the future cash flows of the operator have not been specified, because they may vary depending on the use of the asset, and are therefore considered contingent. Both a financial asset and an intangible asset may result when the return/gain for the operator is provided partially by a financial asset and partially by an intangible asset. This IFRIC establishes that for both the financial asset and the intangible asset, the revenues and costs related to the construction or the improvements are recognized in revenues during the construction phase.

Effects of adoption of IFRIC 12 resulted in classifying certain intangible assets as financial assets, as well as the recognition of revenues during the construction phase in certain concessions. Additionally, as a result of

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the early adoption of IFRIC 12, financial statements previously issued as of December 31, 2006 and 2005 were restated, as follows:

	December 31, 2006
	As Presented		As Restated

Balance sheet:
Current assets	Ps.	24,431,132	Ps.	24,437,840
Investment in concessions		8,273,509		10,087,000
Property, plant and equipment		2,945,901		1,286,383
Other non-current assets		2,143,892		2,041,083
Current liabilities		(14,504,192)		(14,504,191)
Non-current liabilities		(8,600,726)		(8,600,726)
Stockholders’ equity		(14,689,516)		(14,747,389)

	December 31,
	2006				2005
	As Presented		As Restated		As Presented		As Restated

Statements of operations:
Revenues	Ps.	22,302,897	Ps.	22,713,683	Ps.	20,046,684	Ps.	20,004,984
Operating income		1,686,196		1,703,540		1,149,085		1,121,594
Net income		1,027,643		1,071,734		816,127		805,556

(b)	Accounting Method for the Treatment of the Effects of Inflation

The Company’s consolidated financial statements recognize the effects of inflation in accordance with Bulletin B-10, Recognition of the Effects of Inflation on Financial Information. Bulletin B-10 requires the restatement of all financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. To comply with the requirement, the Company uses the alternative method provided by Bulletin B-15, which consists of determining a restatement factor which uses a weighted average rate based upon the National Consumer Price Index (“NCPI”) published by Banco de Mexico and the inflation and foreign exchange rates of the countries in which the Company has foreign subsidiaries. Prior year financial statements reported for comparative purposes were restated by a restatement factor of 1.0424 instead of restating them by a NCPI factor of 1.0375 to determine constant Mexican pesos as of December 31, 2007.

(c)	Cash Equivalents, Restricted Cash and Cash Equivalents

Cash and cash equivalents consist mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses. Cash and cash equivalents are stated at nominal value plus accrued yields, which are recognized in results as they accrue. Cash and cash equivalents subject to restrictions or intended for a specific purposed are presented separately under current or noncurrent assets as the case may be.

(d)	Inventories

Inventories are valued at the price of the last purchase made during the period or average cost, without exceeding the net realizable value.

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

(f)	Property, Plant and Equipment

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

Depreciation is calculated using the straight-line method over the useful life of the restated value of the asset. Depreciation begins in the month in which the asset is placed in service. The useful lives of assets are as follows:

Useful
lives

Buildings	20 to 50
Machinery and operating equipment	4 to 10
Office furniture, equipment and vehicles	4 to 10

Financing costs incurred during the construction and installation of buildings and machinery and equipment are capitalized and adjusted for inflation as measured by the NCPI.

(g)	Investment in Concessions

Investments in concessions are classified as financial and intangible assets (see Note 3a). Investments in concessions considered as intangible assets are restated for inflation using the NCPI, without exceeding their recoverable value. Total cost of financing incurred during the construction period is capitalized and adjusted for inflation as measured by the NCPI. Investments in concession projects are amortized over the concession period. Revenues from the operation of concession projects are recognized as concession revenues.

(h)	Other Assets

Other assets mainly consist of expenses related to uncompleted construction contracts and bank commissions and fees, which are recorded at historical cost and amortized over the life of the construction contract or the estimated useful life of the asset. Additionally this line item includes the excess of the cost over the fair value of the investment in affiliated companies, which is not amortized and is subject to impairment tests. Other assets are restated by applying factors derived from the NPCI.

(i)	Investment in Affiliated Companies

Investments in companies in which ICA has significant influence, but does not have control, are accounted for using the equity method, which includes cost plus the Company’s equity in undistributed earnings (losses), adjusted for the effects of inflation. The adjustment for the effects of inflation on equity is

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

inherent in the application of the equity method as the investee’s financial statements are also prepared in accordance with Bulletin B-10.

(j)	Impairment of Long-Lived Assets in Use

Management periodically evaluates the impairment of long-lived assets as established by Bulletin C-15, Impairment in the Value of Long-Lived Assets and Their Disposal. If there is any indication that restated values exceed the respective recovery values, assets are impaired to this recovery value by affecting the results of the year in which this difference arises. The recovery value is determined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The method used to calculate the recovery value considers the particular circumstances of concessions, property, plant and equipment and intangible items. In the case of concessions, revenue projections are used which consider assumptions and estimates concerning vehicle traffic, the growth of the population and economy along the concessioned highway, temporary passenger reductions due to tariff increases and commercial strategies designed to promote utilization, among others, which may differ and be adjusted according to the actual results obtained.

(k)	Business Acquisitions

All business acquisitions, including those involving associated companies, are initially recognized and valued using the purchase method, which includes allocating the purchase price, represented by cash delivered or its fair value equivalent, over the fair value of the assets received and liabilities assumed, and, when appropriate, recognizing either goodwill or an extraordinary gain.

(l)	Provisions

Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated. In the event an obligation arises for which the Company believes required settlement is remote, such provision is disclosed but is not recognized in the financial statements.

(m)	Operating Cycle

Assets related to construction contracts which may require more than one year to be completed and will be liquidated in the normal course of contract completion are reported as current assets.

(n)	Accounting for Construction Contracts

As part of the planning process of a construction contract before commencing any project, the Company reviews the principal obligations and conditions of the specific contract for the purpose of (i) reasonably estimating the projected revenue, (ii) reasonably estimating the costs to be incurred in the project, (iii) reasonably estimating the gross profit of the project, and (iv) identifying the rights and obligations of the parties. Based on that analysis, and in conjunction with the legal and economic right to receive payment for the work performed as established in each contract, the Company utilizes the percentage-of-completion method established in Bulletin D-7, Construction Contracts and the Manufacture of Capital Assets, to recognize revenues on its construction contracts.

The decision of whether or not to participate in a project is made collectively with representatives of the technical, legal, financial and administrative areas, which considers the analysis of the customer’s economic solvency and reputational standing, the legal framework, the availability of resources, the technological complexity and construction procedures, the obligations and rights assumed, the economic, financial and geological risks, and the possibility of mitigation of risks, as well as the analysis of each contract. The

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s policy is to avoid contracts with material risks, unless such risks may be mitigated or transferred to the customers, suppliers and/or subcontractors.

In contracts involving performance guarantees related to the equipment on which the performance of the project depends, the decision to participate will depend on, among other factors, the ability of the Company to transfer the risks and penalties related to these guarantees to the suppliers and/or subcontractors.

In contracts involving guarantees related to timely delivery, the Company plans the project to take into consideration the risk of delay and generally allows sufficient time for the anticipated completion of the project in spite of unavoidable delays.

Projects are executed in accordance with a work program determined at the commencement of the project, which is periodically updated. The work plan includes the description of the construction procedures, the critical execution route, the allocation and timeliness of the resources required and the project’s cash flow forecast.

The construction contracts in which the Company participates typically are governed by the civil law of various jurisdictions which recognizes a contractor’s right to receive payment for work performed. Under this body of law, the buyer is the legal owner of the works in execution while they are in-process, and the contractor is entitled to payment for work performed, even though payment may not occur until the completion of the contract. The typical terms of the Company’s contracts also support the Company’s entitlement to receipt of payment for work performed.

The construction contracts into which the Company enters are generally either (i) unit price or (ii) fixed price (either lump sum or guaranteed maximum). The evaluation of the risks related to inflation, exchange rates and price increases for each type of contract depends on if the contract is a public works contract or is with the private sector.

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

For unit price contracts related to public works, in addition to escalation clauses, in Mexico the Public Works and Services Law establishes mechanisms to adjust the value of such public unit-price contracts for cost increases. The Public Works and Services Law provides the following mechanisms for the adjustment of unit prices in unit price contracts: (i) a review of individual unit prices for which adjustment may be possible; (ii) review of unit prices by group where the estimated amount of work remaining to be performed represents at least 80% of the total amount of remaining work under the contract; and (iii) for those projects in which the relationship between the input and the total contract cost is established, an adjustment to reflect the increased cost may be made based on such proportion. The application of these mechanisms is required to be specified in the relevant contract.

In lump sum contracts, not-to-exceed contracts or contracts where there are no escalation clauses in which the Company undertakes to provide materials or services at fixed unit prices required for a project in the private sector, the Company generally absorbs the risk related to inflation, exchange-rate fluctuations or price increases for materials. However, the Company seeks to mitigate these risks as follows: (i) when the bid tender is prepared, such risks are included in determining the costs of the project based on the application of certain economic variables which are provided by recognized economic analysis firms; (ii) contractual arrangements are made with the principal suppliers, among which advance payments are made to ensure that the cost of the materials remains the same during the contract term; and (iii) the exchange-rate risk is mitigated by

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contracting suppliers and subcontractors in the same currency as that in which the customer contract is executed with the customer.

For those risks that cannot be mitigated or which surpass acceptable levels, the Company carries out a quantitative analysis in which it determines the probability of occurrence of the risk, measures the potential financial impact, and adjusts the fixed price of the contract to an appropriate level, taking these risks into consideration.

For fixed price contracts in the public sector, in addition to that above, the Public Works and Services Law protects the contractors when adverse economic conditions arise that could not have been anticipated at the time of awarding the contract and thus were not considered in the initial contract bid. The Public Works and Services Law allows the Controller’s Office (Secretaría de la Función Pública) to issue guidelines through which public works contractors may recognize increases in their initial contract prices as a result of adverse economic changes.

As mentioned above, revenues from construction contracts are recognized using the percentage-of-completion method established in MFRS. The percentage-of-completion method allows for the adequate presentation of the legal and economic substance of the Company’s contracts. Use of the percentage-of-completion method results in the recognition of revenue as work under the contract progresses, as if it was a continuous sale.

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

Construction contracts are developed taking into account the total expected costs and revenues as the contract progresses. The estimations are based on the terms, conditions and specifications of each specific project, including assumptions made by management of the project in order to ensure that all costs attributable to the project were included.

In order to measure the extent of progress toward completion for the purpose of recognizing revenue, the Company utilizes either the costs incurred method or the units of work method. The base revenue utilized to calculate profit as work progresses includes the following: (i) the initial amount established in the contract, (ii) additional work orders requested by the customer, (iii) changes in the considered yields, (iv) the value of any adjustments (for inflation, exchange rates or changes in prices, for example) agreed to in the contract, (v) the decrease in the original contract value and agreements in contracts (vi) claims and conventional penalties, and (vii) completion or performance bonuses, as of the date on which any revisions take place and they are effectively approved by the customers.

The base cost utilized to calculate the profit percentage under the costs incurred method includes the following: (i) the costs directly related to the specific contract, (ii) indirect costs related to the general contract activity that can be matched to a specific contract; and (iii) any other costs that may be transferred to the customer under the contract terms. The costs directly related to the specific contract include all direct costs such as materials, labor, subcontracting costs, manufacturing and supply costs of equipment, start-up costs and depreciation. Indirect costs include indirect labor, payroll of technical and administrative personnel,

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

construction site camps and related expenses, quality control and inspection, internal and external contract supervision, insurance costs, bonds, depreciation and amortization, repairs and maintenance.

Costs which are not included within contract costs are: (i) any general administrative expenses not included under any form of reimbursement in the contract; (ii) selling expenses; (iii) any research and development costs and expenses not considered reimbursable under the contract; and (iv) the depreciation of machinery and equipment not used in the specific contract even though it is available on hand for a specific contract, when the contract does not specify revenue for such item. In addition, work performed in independent workshops and construction in-progress are also excluded costs and are recorded as assets when they are received or used under a specific project.

Costs incurred for change orders based on customers’ instructions which are still awaiting definition and price authorization are recognized as assets within cost and estimated earnings in excess of billings of uncompleted contracts.

Periodically, the Company evaluates the reasonableness of the estimates used in the determination of the percentage completion in any given project. Cost estimates are based on assumptions which can differ from the actual cost over the life of the project. Accordingly, estimates are reviewed periodically, taking into account factors such as price increases for materials, the amount of work to be done, inflation, exchange-rate fluctuations, changes in contract specifications due to adverse conditions and provisions created based on the construction contracts over the project duration, including those related to penalties, termination and startup clauses of the project and the rejection of cost by customers, among others. If, as a result of this evaluation, there are modifications to the revenue or cost previously estimated, or if the total estimated cost of the project exceeds expected revenues, an adjustment is made in order to reflect the effect in results of the period in which the adjustment or loss is incurred. The estimated revenues and costs may be affected by future events. Any change in these estimates may affect the Company’s results.

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

For those projects in which financing revenue is included as part of the selling price, the contract costs also include the net comprehensive financing costs incurred with the financing obtained to perform the contract, except where the actual financing cost exceeds the original estimated financing cost. In these instances, such excess is recognized within financing cost. In these types of contracts, the collection of the contract amount from the client may take place at the completion of the project. However, periodic reports of the advance of the project to date are provided to and approved by the client, which serve as a base so that the Company can continue to obtain financing for the project.

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

(o)	Accounting for Real Estate Sales

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

(p)	Accounting for Low Income Housing Sales

Revenues derived from sales of low income housing are recognized as revenue once the house is completed and credit is approved by the financing agency or the title of the house has passed to the buyer.

(q)	Sales of Goods and Services

Revenues from sales of goods and services are recognized as the goods are delivered or the services are performed.

(r)	Labor Obligations

Seniority premiums, pension plans and severance payments are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees.

(s)	Maintenance and Repair Expenses

Maintenance and repair expenses are recorded as costs and expenses in the period in which they are incurred.

(t)	Statutory Employee Profit Sharing

Statutory employee profit sharing (“PTU”) is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying consolidated statements of operations. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

(u)	Income Taxes

The Company files a consolidated tax return, as permitted by the tax laws of Mexico.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The provision for income tax is determined according to Bulletin D-4, Accounting Treatment of Income Tax, Tax on Assets and Statutory Employee Profit-Sharing.

Beginning in October 2007, to determine the provision for deferred income taxes, the Company must determine if based on financial projections, it will pay ISR or IETU and accordingly, the Company recognizes deferred income taxes based on the tax it expects to pay. Deferred income tax assets and liabilities are recognized for the applicable temporary differences resulting from comparing the accounting and tax values of assets and liabilities plus any future benefits from tax loss carryforwards and unused tax credits. Deferred income tax assets are reduced by any tax benefits that are not expected to be realized. Management periodically evaluates its assumptions based on historical tax results and estimated tax profits. The resulting deferred tax provision or benefit related to the recognition of the deferred tax liability or asset is reflected in the statement of operations. The calculation and recognition of deferred taxes and the recognition of asset tax requires the use of estimates that could be affected by the amount of future taxable income, the assumptions considered by management and the results of operations. A deferred income tax asset is only recognized when there is a high probability that it can be recovered, periodically evaluating the probability based on the historical taxable results and the estimation of future taxable revenues. A valuation allowance is recorded for any deferred tax asset for which realizability is unlikely. The assumptions used in forming the estimate of a valuation allowance may change based on various circumstances, which may result in the modification of such valuation allowance, thereby affecting the Company’s financial position and results of operations.

(v)	Asset Tax

The Company files a consolidated asset tax return utilizing consolidation rules similar to those related to income taxes. Asset tax was paid through 2007; the Asset Tax Law was replaced by the IETU Law as discussed in Note 1. During 2007, asset tax was computed at an annual rate of 1.25% (see Note 20) of the average of the majority interest of restated assets; through 2006, the rate was 1.8% and certain liabilities were deducted from the asset base. The tax was paid only to the extent it exceeded the income tax liability for the year. Any required asset tax payment is creditable against the excess of income taxes over asset taxes for the following ten years.

Tax on assets paid that may be carried forward from previous years, and if expected to be recoverable, is recorded as an advance payment at estimated recoverable value at the date of the financial statements and is included in the balance sheet as a deferred tax asset.

(w)	Derivative Financial Instruments

The Company values all derivatives at fair value, regardless of the purpose for holding them. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other valuation methodologies supported by sufficient and reliable information. Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed.

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

To finance its projects the Company obtains financing under different conditions; when such financing is at a variable rate, to reduce its exposure to volatility risks, the Company contracts derivative financial instruments, in this case swaps, which convert its interest rate from variable to fixed and, occasionally, options which establish a maximum limit to the variable rate. When it performs transactions which represent additional risks in a currency other than its functional currency, it contracts exchange-rate options which enable it to reduce its exposure to foreign currency risks (see Note 18).

(x)	Excess (Insufficiency) from Restatement of Capital

This item reflects the result of restating non-monetary assets and liabilities as compared to the restatement of common stock, retained earnings and results of operations. It represents the difference between net non-monetary assets restated by the specific costs method or the specific index method, and general inflation as measured by the NCPI; additionally see Note 2d.

(y)	Restatement of Stockholders’ Equity

Stockholders’ equity is restated for inflation using the NCPI from the respective dates such capital was contributed or earnings (losses) were generated to the date of the most recent balance sheet presented.

(z)	Foreign Currency Transactions

Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. Balances of monetary assets and liabilities are adjusted monthly at the market rate. The effects of exchange rate fluctuations are recorded in the consolidated statement of operations, except for those cases in which they can be capitalized.

(aa)	(Gain) Loss from Monetary Position

The (gain) loss from monetary position reflects the result of holding monetary assets and liabilities during periods of inflation. It is calculated using the NCPI for each month as applied to the net monetary position at the beginning of the month. Values stated in current monetary units represent decreasing purchasing power over time. Losses are incurred by holding monetary assets, whereas gains are realized by holding monetary liabilities. The net effect is presented in the consolidated statement of operations for the year, as part of comprehensive financing cost, except in those cases in which it is capitalized.

(bb)	Concentration of Credit Risk

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

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(cc)	Basic (Loss) Earnings Per Share

Basic (loss) earnings per share is computed by dividing (loss) income of the majority interests available to common stockholders by the weighted average number of common shares outstanding during the year.

4.	Cash, Restricted Cash and Cash Equivalents

	December 31,
	2007		2006

Cash	Ps.	1,394,131	Ps.	1,404,534
Cash equivalents		5,181,087		3,358,245

	Ps.	6,575,218	Ps.	4,762,779

Restricted cash and cash equivalents	Ps.	520,997	Ps.	853,714
Long term		(224,647)		(291,456)

Current	Ps.	296,350		562,258

As of December 31, 2007 and 2006, Ps.1,188,268 and Ps.1,431,918 respectively, of the Company’s cash and cash equivalents were held in the joint venture ICA Fluor Daniel, S. de R.L. de C.V. (“ICAFD”) and Ps.140,947 and Ps.61,899 by the subsidiary Framex, ApS and its subsidiaries (Rodio Cimentaciones Especiales, S.A. and Kronsa International, S.A.), respectively. At December 31, 2007 and 2006, Ps.1,826,827 and Ps.1,685,124, respectively of cash and cash equivalents held by GACN are included in the current portion of cash.

As of December 31, 2006, the current portion includes Ps.183,271 and the non-current portion Ps.91,531 held by Constructora Internacional de Infraestructura, S. A. de C. V.(“CIISA”) for construction of the “El Cajón” hydroelectric plant, which are managed in conformity with the construction program approved and controlled by the consortium of banks. Similarly, at December 31, 2007 and 2006, trusts have been created to administer the amounts received from tolls and other related services generated by the Corredor Sur, the Acapulco Tunnel and the Irapuato-La Piedad Concession, which guarantee and are primarily utilized to pay the debt contracted and the maintenance of the concessions; at December 31, 2007 and 2006, the amounts designated for those concepts are Ps.254,270 and Ps.329,361, respectively, for the current portion; and for the non-current portion for Corredor Sur and Irapuato — La Piedad of Ps.32,531 and Ps.52,933 in 2007 and 2006 respectively. Also as of December 31, 2007 and 2006, Aeroinvest maintains Ps.42,080 and Ps.49,626, respectively, in the current portion and Ps.192,116 and Ps.146,992, respectively, in the non-current portion for the services of the debt contracted.

5.	Contract Receivables

Contract receivables are comprised of the following:

	December 31,
	2007		2006

Billings on contracts(1)	Ps.	2,409,447	Ps.	10,939,712
Retainage		60,827		54,730
Less: payments on contracts		(39,574)		(122,679)

		2,430,700		10,871,763
Less: allowance for doubtful accounts		(392,302)		(141,808)

	Ps.	2,038,398	Ps.	10,729,955

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The allowance for doubtful accounts for the contract and trade receivables is as follows:

	December 31,
	2007		2006

Trade receivables	Ps.	31,371	Ps.	35,173
Contract receivables		392,302		141,808

	Ps.	423,673	Ps.	176,981

(1)	At December 31, 2007 and 2006 there were retentions for certifications on billings on contracts for Ps.72,483 and Ps.62,316 respectively; as well as guarantees on billings on contracts for Ps.128,846 and Ps.282,863, respectively.

The changes in the allowance for doubtful accounts are as follows:

	December 31,
	2007		2006		2005

Beginning balance	Ps.	176,981	Ps.	187,874	Ps.	187,355
Increase of the period		348,661		98,455		36,296
Reversals due to subsequent collection		(93,486)		(72,264)		(9,986)
Write-off of bad debts		—		(31,946)		(25,511)
Inflationary effects		(8,483)		(5,138)		(280)

Ending balance	Ps.	423,673	Ps.	176,981	Ps.	187,874

As of December 31, 2007, billings on contracts include U.S.$37.2 million of the “El Cajón” hydroelectric plant, on which an allowance for doubtful accounts has been recognized for U.S.$18.6 million.

6.	Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts

	December 31,
	2007		2006

Costs incurred on uncompleted contracts	Ps.	39,495,457	Ps.	28,113,612
Estimated earnings		2,447,105		2,223,887

Recognized revenues		41,942,562		30,337,499
Change orders pending approval		—		113,566

Sub-total		41,942,562		30,451,065
Less: billings to date		(38,227,249)		(26,583,809)

Costs and estimated earnings in excess of billings on uncompleted contracts(1)	Ps.	3,715,313	Ps.	3,867,256

(1)	As of December 31, 2007, includes billings on uncompleted contracts with CFE for U.S.$30.1 (see Note 21.c).

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Construction Backlog

A reconciliation of backlog representing executed construction contracts at December 31, 2007, 2006 and 2005 is as follows:

	Construction Segment
	Civil		Industrial		Rodio-Kronsa		Total

Balance at January 1, 2005	Ps.	6,936,368	Ps.	15,561,015	Ps.	757,942	Ps.	23,255,325
Less: restatement of beginning balance		282,139		632,950		30,830		945,919

Nominal balance		6,654,229		14,928,065		727,112		22,309,406
New contracts and changes 2005(1)		5,892,722		2,566,970		2,687,983		11,147,675
Less: construction revenue earned 2005		7,777,469		8,225,803		2,539,366		18,542,638

Balance at December 31, 2005		4,769,482		9,269,232		875,729		14,914,443
Less: restatement of beginning balance		194,000		377,029		35,621		606,650

Nominal balance		4,575,482		8,892,203		840,108		14,307,793
New contracts and changes 2006(1)		9,204,090		4,079,704		1,136,858		14,420,652
Less: construction revenue earned 2006		9,599,451		7,855,484		1,625,172		19,080,107

Balance at December 31, 2006		4,180,121		5,116,423		351,794		9,648,338
Less: restatement of beginning balance		170,029		208,112		14,309		392,450

Nominal balance		4,010,092		4,908,311		337,485		9,255,888
New contracts and changes 2007		23,631,337		11,614,793		2,285,950		37,532,080
Less: construction revenue earned 2007		7,743,589		8,036,097		1,894,307		17,673,993

Balance at December 31, 2007	Ps.	19,897,840	Ps.	8,487,007	Ps.	729,128	Ps.	29,113,975

(1)	Due to the adoption of IFRIC 12, at December 31, 2006 and 2005, executed construction contracts from concessions in amounts of Ps.858,307 and Ps.587,788, respectively, and revenues for Ps.427,314 and Ps.9,098, respectively, were added to construction backlog.

From January 1 to March 6, 2008, the Company entered into contracts totaling Ps. 1,083,780 in Industrial Construction.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Other Receivables

Other receivables consist of the following:

	December 31,
	2007		2006

Notes receivable from related parties	Ps.	330,028	Ps.	247,322
Financial assets from investment in concessions (current portion)		107,304		6,709
Recoverable income and value-added taxes		215,923		395,798
Notes receivable		137,635		—
Sale of investment in shares and other		—		14,681
Guarantee deposits		68,114		201,791
Other(1)		213,582		207,489

	Ps.	1,072,586	Ps.	1,073,790

(1)	Net of allowance for doubtful accounts for Ps.29,548 and Ps.41,556 in 2007 and 2006, respectively.

9.	Inventories

Inventories consist of the following:

	December 31,
	2007		2006

Materials, spare parts and other	Ps.	629,263	Ps.	575,617
Merchandise in-transit		37,553		51,447
Allowance for obsolete inventories		(109,270)		(78,182)

	Ps.	557,546	Ps.	548,882

The changes in the allowance for obsolete inventory are as follows:

	December 31,
	2007		2006		2005

Beginning balance	Ps.	78,182	Ps.	57,862	Ps.	1,053
Increase of the period		31,489		67,030		56,809
Uses		—		(46,718)		—
Inflationary effects		(401)		8		—

Ending balance	Ps.	109,270	Ps.	78,182	Ps.	57,862

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Real Estate Inventories

Real estate inventories consist of the following:

	December 31,
	2007		2006

a. Current:
Land held for investment and future development	Ps.	3,476	Ps.	3,984
Land under development		1,326,358		1,059,177
Real estate held for sale		512		515
Advances to subcontractors		123,497		—

	Ps.	1,453,843	Ps.	1,063,676

b. Non-current:
Land held for investment and future development	Ps.	948,015	Ps.	698,433

11.	Investment in Concessions

a) The classification of investment in concessions in accordance with IFRIC 12 is as follows:

		Ownership
	Date of	Percentage		Balance as of December 31,
Description of Project	Concession Agreement	2007	2006	2007		2006

Long-term financial asset:
Water treatment plant in Cd. Acuña	September 1998	100%	100%	Ps.	238,932	Ps.	249,909
Irapuato — La Piedad Highway(1)	August 2005	100%	100%		527,054		475,782
Querétaro-Irapuato Highway(2)	June 2006	100%	100%		86,958		15,129
Nuevo Necaxa-Tihuatlán Highway	June 2007	50%	—		6,115		—
Río Verde-Cd. Valles Highway	July 2007	100%	—		24,038		—

				Ps.	883,097	Ps.	740,820

		Ownership
	Date of	Percentage		Balance as of December
Description of Project	Concession Agreement	2007	2006	2007		2006

Intangible asset:
Grupo Aeroportuario del Centro Norte	November 1998	51.61%	48.5%	Ps.	6,444,908	Ps.	6,270,525
Corredor Sur in Panamá	August 1996	100%	100%		2,194,263		2,223,893
Acapulco Tunnel	May 1994	100%	100%		662,224		690,154
Irapuato — La Piedad Highway(1)	August 2005	100%	100%		83,372		58,802
Querétaro-Irapuato Highway(2)	June 2006	100%	100%		266,796		—

				Ps.	9,651,563	Ps.	9,243,374

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Ownership
	Date of	Percentage		Balance as of December
Investment	Concession Agreement	2007	2006	2007		2006

Investment in affiliated companies:
Red de Carreteras de Occidente, S. de R.L. de C.V.	October 2007	20%	—	Ps.	3,111,726	Ps.	—
Proactiva Medio Ambiente México, S.A. de C.V.	Various	49%	10%		412,724		73,505
Autopistas Concesionadas del Altiplano, S.A. de C.V.	September 1991	19.38%	19.38%		31,589		29,301
Suministro de Agua de Querétaro, S.A. de C.V.	May 2007	37%	—		61,641		—

				Ps.	3,617,680	Ps.	102,806

Total				Ps.	14,152,340	Ps.	10,087,000

(1)	Combination of both: 86% financial asset and 14% intangible asset

(2)	Combination of both: 25% financial asset and 75% intangible asset

b) An analysis of the concessions classified as intangible assets is as follows:

Airport Concessions

As of December 31, 2005, the Company consolidated GACN’s balance sheet and beginning January 1, 2006, the Company consolidated GACN’s results of operations. As of January 1, 2003, the total cost paid by GACN to obtain the airport concessions from the Mexican government was proportionately assigned to rights to use airport facilities, which represent the cost of the fixed assets at the airports, based on the net replacement value of such assets, as determined by an independent appraiser. The remaining acquisition price, after allocation to such assets, was recorded as airport concessions. ICA’s investment in these rights and airport concessions is as follows:

	December 31,
	2007		2006

Net acquisition cost	Ps.	6,444,908	Ps.	6,270,525

Assigned to:
Rights to use airport facilities
Runways, taxiways, aprons		1,528,878		1,535,965
Buildings		1,002,794		1,007,443
Infrastructure work		349,935		351,557
Land		2,043,447		2,052,920

		4,925,054		4,947,885
Accumulated depreciation		(897,626)		(802,522)

		4,027,428		4,145,363
Airport concessions		583,597		590,625

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,
	2007		2006

Accumulated amortization		(142,176)		(124,981)

		441,421		465,644
Improvements in concessioned assets		2,102,094		1,816,320
Accumulated amortization		(456,132)		(305,306)

		1,645,962		1,511,014
Construction of concessioned assets in progress		293,256		131,876
Equipment in-transit and other		36,841		16,628

		330,097		148,504

	Ps.	6,444,908	Ps.	6,270,525

Highways and Tunnel

	December 31,
	2007		2006

Projects completed and in operation:
Construction cost	Ps.	4,690,102	Ps.	4,614,902
Total financing cost		268,497		284,000
Amortization		(985,982)		(862,984)
Allowance for impairment		(1,116,130)		(1,121,870)

		2,856,487		2,914,048
Construction in-progress
Construction cost		350,168		58,801

		3,206,655		2,972,849

	Ps.	9,651,563	Ps.	9,243,374

c) A description of the Company’s primary concessions accounted for as an intangible asset or financial asset is provided as follows:

Grupo Aeroportuario Centro Norte

GACN is engaged in administration, operation and, when applicable, construction and exploitation of airports under the concession granted by the Mexican Federal Government through the Communications and Transportation Ministry (“SCT”) for a 50-year period beginning on November 1, 1998. As these airports are state-owned, after the termination of the concession period, any improvements and additional installations permanently attached to the concessioned assets and created during the concession period will revert to the state. The concessioned airports are:

Aeropuerto de Acapulco, Aeropuerto de Ciudad Juárez, Aeropuerto de Culiacán, Aeropuerto de Chihuahua, Aeropuerto de Durango, Aeropuerto de Mazatlán, Aeropuerto de Monterrey, Aeropuerto de Reynosa, Aeropuerto de San Luis Potosí, Aeropuerto de Tampico, Aeropuerto de Torreón, Aeropuerto de Zacatecas and Aeropuerto de Zihuatanejo.

As of 2006, GACN modified its estimate for the amortization of runway surfaces, taxiways and platforms, which are included under the caption of improvements in concessions and, considering an estimated useful life

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of eight years, have an annual amortization rate of 12.5%. Through 2005, a 5% amortization rate was applied; the estimated change is primarily based on the experience obtained by GACN during the last eight years (GACN was incorporated in November 1998), which enabled it to identify differences from its original estimates with regards to factors affecting the behavior and wear of surfaces and paving, among other differences. Accordingly, the following factors were identified as those affecting the life of paved surfaces: meteorological conditions such as temperature, rain, humidity, paving structure, the volume of landing and takeoff operations, and aircraft size.

The effect derived from the change of the useful life of assets, net of income tax, for the year ended December 31, 2006, was Ps.22,375. A charge of Ps.31,515 was applied to results for this change and recorded in depreciation and amortization.

Each airport concession agreement contains the following terms and basic conditions:

•	The concessionaire has the right to manage, operate, maintain and use the airport facilities and carry out any construction, improvements, or maintenance of facilities in accordance with its Master Development Program (“MDP”), and to provide airport, complementary and commercial services. The MDP must be updated every five years.

•	The concessionaire will use the airport facilities only for the purposes specified in the concession, will provide services in conformity with the law and applicable regulations, and will be subject to inspections by the SCT.

•	The concessionaire must pay a tax for the use of the concession assets (currently 5% of the concessionaire’s annual gross revenues derived from the use of public property), in conformity with the Mexican Federal Duties Law. For the years ended December 31, 2007, 2006 and 2005 such payment was Ps.98,307, Ps.85,028 and Ps.73,288, respectively.

•	At the time the concessions were granted, the concessionaire assumed the rights and obligations derived from airport-related agreements between Aeropuertos Servicios Auxiliares (“ASA”) and third parties.

•	ASA has the exclusive right to supply fuel for consumption at the airport.

•	The concessionaire must grant free access to specific airport areas to certain Mexican government agencies (such as customs and immigration) so that they may carry out their activities within the airport.

•	According to Article 27 of the Mexican General Law on Airports, the concession may be revoked if the concessionaire breaches any of the obligations established therein or falls under any of the causes for revocation referred to in Article 26 of law and in the concession agreement. The breach of certain concession terms may be cause for revocation if the SCT has applied sanctions in three different instances with respect to the same concession term. As of December 31, 2007, the Company was in compliance with such obligations.

•	The SCT may modify concession terms and conditions that regulate the Company’s operations.

•	The concession may be renewed in one or more instances for terms not to exceed 50 additional years.

GACN is obligated to make investments in and perform improvements to concessioned assets according to the five-year MDP established in the concession title. At December 31, 2007, the total amount allocated for investments in fixed assets and improvements to concessioned goods was Ps.2,145,791 (Ps.1,890,102 historical pesos of September 2004), which represents the investment to be made over the following five years according to the MDP. In the year ended December 31, 2007, GACN did not carry out the planned investment corresponding to the system for inspection of documented luggage, because the provision of this service had not been formally defined between GACN and the airlines. The amount of this investment is for Ps.494,398.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The estimated amount of future investments under the MDP as of December 31, 2007, of Ps.1,474,164, assumes the investment in the documented luggage inspection system will be made in 2008.

Annual amounts are as follows:

Year	December 31,

2008	Ps.	1,106,127
2009		266,853
2010		101,184

	Ps.	1,474,164

During the 12-month period ended December 31, 2007, GACN made investments and performed improvements for the amount of Ps.658,010, as established by the MDP.

Corredor Sur

In August 1996, the Panamanian Ministry of Public Works (“MOP”) formally awarded to ICA Panama, S.A. (“ICA Panama”) one of the Company’s subsidiaries, a concession for the construction, operation and maintenance of the Corredor Sur Highway, which extends for a distance of 19.5 kilometers. The term of the concession is for 30 years from the commencement of operations, which period may expire prior to or after this stated term as a result of the Company having reached the recoverable investment amount under the concession contract. The Company concluded the first and last stage of the highway in August 1999 and February 2000, respectively.

A summary of the principal conditions of the concession and primary obligations of the concessionaire are outlined below:

•	MOP shall not offer any subsidies or additional revenues to the concessionaire during or after construction for events of force majeure.

•	The concessionaire shall build the necessary improvements and equip an airport located in Albrook, Panama for no more than U.S.$10 million. On December 31, 1999, the Company delivered all of the required equipment and facilities for the Albrook Airport.

•	As part of the concession cost, the concessionaire assumes liability for any payments or indemnifications that MOP has to make for the acquisition or expropriation of privately owned real estate that is necessary for the execution of the concession. The Company’s liability derived from such payments shall not exceed U.S.$17.8 million. The cost of indemnifications amounted to U.S.$27.7 million; therefore, in accordance with the concession agreement, the remaining U.S.$9.9 million is included as part of the concession investment and will be recovered by means of rights granted to fill, develop and sell marine beds in the area between the Atlalpa convention center and the old Marco A. South Gelabert Airport or another equivalent location.

•	Under the terms of the original concession agreement the concessionaire received from MOP approximately 29.5 hectares of land and, as partial payment, the rights to fill 35 hectares of marine bed as well as the right to supply, develop and commercialize such marine beds during the concession period. The concessionaire was also granted the right to fill additional marine beds, under certain circumstances. At December 31, 2007 and 2006, the Company still has pending rights to receive 11.6 hectares of the original 35 hectares marine beds or other equivalent rights.

•	For the first three years after commencement of the concession’s operations, the concessionaire is authorized to adjust the toll rates in conjunction with the NCPI or when the NCPI is increased by 5% or more. In the fourth year and until the ninth year of operation, the concessionaire is authorized to

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

increase toll rates by 25% on an annual basis. After the ninth year of the concession’s operation and within three months of the beginning of each fiscal year, the concessionaire is entitled to adjust the toll rates if it is proven that the toll revenues will be insufficient to obtain the return on investment originally projected in the concession. If the market conditions do not allow for toll rate adjustments, the concession contract contains a clause that the Ministry of Public Works may extend the term of the concession agreement, if agreed upon, in order to allow the Company to recover its investment.

•	Ten years before the concession’s maturity date, the concessionaire shall submit a bond that guarantees the return of the highway in its original condition.

•	Upon expiration of the concession, the works shall be returned to the Ministry of Public Works, free of any costs and liens and in the same condition as when the highway was originally constructed.

Toll revenues provided by this concession guarantee a secured bond which incurs a fixed annual interest rate of 6.95% and maturity in 2025, to refinance the debt contracted for Corredor Sur (see Note 18).

All the costs incurred in the construction of the Corredor Sur highway were capitalized.

During the construction phase of the Corredor Sur, certain modifications to the original project were proposed by ICA Panama. As a result, on July 14, 2004, the Center of Conciliation and Arbitration of Panama issued a decision in which it granted to the Company the right to receive in cash the equivalent of U.S.$25.5 million, comprised of additional costs of U.S.$17.1 million and financial costs that, to the date of the decision, amounted to U.S.$7.9 million. On December 30, 2005, ICA Panama received a payment from the government of Panama consisting of a government bond for U.S.$28.8 million, with maturity in 2015 and a 7% interest rate, payable biannually. At December 31, 2005, the Company classified this bond as available — for-sale and included it in short-term cash and cash equivalents. On January 31, 2006, the bond was sold at 101% of its face value.

Acapulco Tunnel

On May 20, 1994, the Government of the State of Guerrero (the “State Government”) granted, to one of the Company’s subsidiaries, a 25-year concession for the construction, operation and maintenance of a 2.947 kilometer tunnel connecting Acapulco and Las Cruces. The concession term started in June 1994.

A summary of the principal conditions of the concession and primary obligations of the concessionaire are outlined below:

•	The concessionaire cannot assign or encumber part or all of the rights derived from the concession without the prior authorization of the State Government, except for the toll collection rights, which can become part of a trust.

•	The State Government has the right to deregulate the concession following the procedures provided by law.

•	The State Government may, at any time, terminate the concession term, taking into consideration whether the concessionaire has recovered its total investment at the rate contained in the concession’s financial projections determined with the definitive amount of the investment and the financing cost. Upon expiration of the concession, the concession assets shall be returned to the State Government, free of any costs or liens, and in good condition.

•	The concessionaire shall perform the tunnel construction, in accordance with the technical project approved by the State Government. The State Government shall verify the construction standards, terms, opening to vehicle traffic, and the preservation and reconstruction works, in accordance with the standards issued by the State Government.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	The concessionaire is authorized to adjust the toll rates every six months in accordance with the NCPI, or sooner if such index is increased by 5% or more.

On November 25, 2002, the Congress of the State Government of Guerrero approved the extension of the concession term by 15 years because the actual volume of usage was lower than the amount foreseen by the terms of the concession agreement.

Toll revenues provided by this concession guarantee securitization certificates issued for the construction of the Acapulco Tunnel, for a 17-year period at the Equilibrium Interbank Interest Rate (“TIIE”) plus 2.95%. Principal and interest will be paid on a semiannual basis commencing June 2008 (see Note 18).

Irapuato — La Piedad

In August 2005, the SCT granted the Company a 20-year concession and service contract for the upgrading, operation, conservation and maintenance of the highway between Irapuato and La Piedad in the state of Guanajuato, covering a length of 74.3 km under the Service Provision Project (“PPS”) program. The amount the Company expects to invest is approximately Ps. 735 million. Under the PPS program, such investment is expected to be recovered through quarterly collections comprising: (1) a payment by the SCT for keeping the concessioned route available for its use; and (2) a payment by the SCT for which the amount is based upon the number of vehicles using the concessioned route in accordance with the established tariff. The modernization work must be finished by July 2008 to begin the operation, preservation and maintenance of the concessioned route. At the end of the concession, the assets subject thereto will revert to the Mexican government.

Toll revenues provided by this concession guarantee a simple credit granted for the modernization and extension of the highway of the Irapuato — La Piedad concession, with maturity in November 2019, bearing interest at the TIIE plus 2.5% (see Note 18).

Capitalization of CFC started in February 2006 and has not been concluded. At December 31, 2007 and 2006, accumulated CFC amounts to Ps.6,132 and Ps.4,493, respectively. The annual average capitalization rate was 1.28% and 1.26%, respectively.

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

Capitalization of CFC started in July 2006 and concluded on December 31, 2006; accumulated CFC amounted to Ps.1,260. The annual average capitalization rate was 6%.

Nuevo Necaxa — Tihuatlán

In June 2007, the SCT granted a 30-year concession for a total investment of Ps.6,887 for: (i) construction, operation, maintenance and conservation of the Nuevo Necaxa — Ávila Camacho highway of 36.6 km;

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(ii) operation, maintenance and conservation of the Ávila Camacho — Tihuatlán highway of 48.1 km; and (iii) long-term service contract for the Nuevo Necaxa — Ávila Camacho highway capacity service. Following the conclusion of this concession, the assets under the concession will revert to the Mexican government.

Río Verde — Ciudad Valles

In July 2007, the SCT granted the Company a 20-year concession of the highway between Río Verde and Ciudad Valles covering a length of 113.2 km for a total investment of Ps.3,122 million for: (i) operation, maintenance upgrade, conservation and extension of the Río Verde — Rayón highway of 36.6 km; (ii) construction, operation, maintenance and conservation of the Rayón — La Pitaya II highway of 68.6 km; and (iii) operation, maintenance upgrade, conservation and extension of the La Pitaya — Ciudad Valles III highway of 8.0 km. At the end of the concession, the assets subject thereto will revert to the Mexican government.

d) Investments in concessions through associated companies are as follows:

Red de Carreteras de Occidente (“RCO”)

RCO was formed on August 13, 2007, and ICA owns 20% of its capital stock. In October 2007, the SCT granted to RCO a 30-year concession for the construction, operation, maintenance and conservation of the Maravatío — Zapotlanejo and Guadalajara — Aguascalientes — León highways covering a length of 558 km, in the states of Michoacán, Jalisco, Guanajuato and Aguascalientes. Additionally, the concession includes up to Ps.1,500 million of additional investments for extension of the four highways to be carried out in the future. At the end of the concession, the assets subject thereto will revert to the Mexican government.

Condensed financial information of RCO at December 31, 2007 is as follows:

	December 31,
	2007

Balance sheet:
Current assets	Ps.	2,072,662
Investment in concession		44,251,322
Other non-current assets		770,420
Current liabilities		(412,553)
Long-term debt		(31,106,000)
Other non-current liabilities		(19,469)
Stockholders’ equity		(15,556,382)
Statement of operations:
Revenues	Ps.	665,696
Operating income		211,677
Net loss		(267,680)

Long-term debt includes a loan received in September 2007 from financial institutions for Ps.31,100 million, which is guaranteed by the toll revenues provided by this concession. The loan has a seven-year term with the possibility to be extended by ten years, with monthly interest payments at the rate of TIIE plus 1.20% to 1.65% in the first year and gradually increasing in subsequent years up to a range of 1.80% to 2.25% in the sixth and seventh years. The loan includes additional credit lines for liquidity and capital expenditures for Ps.3,100 and Ps.3,000 million, respectively.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Proactiva Medio Ambiente México

Proactiva Medio Ambiente México (“PMA México”) is a consortium comprised of Constructoras ICA, S.A. de C.V. and Proactiva Medio Ambiente, S.A. de C.V. (“Proactiva”), whose principal activities are the operation of water supply distribution, treatment and management systems, as well as the disposal of solid waste to landfill sites, through concessions granted by governmental organizations. On January 30 2007, the Company executed an agreement to acquire an additional 39% equity interest in PMA México for U.S.$39 million. Accordingly, ICA owns 49% of PMA México, and the remaining 51% is owned by Proactiva.

Condensed financial information of PMA at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005, is as follows:

	December 31,
	2007		2006

Balance sheets:
Current assets	Ps.	594,186	Ps.	508,314
Investment in concession		721,947		569,406
Other non-current assets		177,648		201,528
Current liabilities		(440,075)		(369,483)
Long-term debt		(146,696)		(138,013)
Other non-current liabilities		(64,619)		(38,437)
Stockholders’ equity		(842,391)		(733,315)

	2007		2006		2005

Statements of operations:
Revenues	Ps.	1,045,583	Ps.	959,885	Ps.	950,445
Operating income		154,288		142,278		102,744
Net income		109,327		89,179		112,491

Acueducto II Water System in Queretaro

Suministro de Agua de Querétaro, S.A. de C.V. was created on May 17, 2007, for the purpose of rendering services of water pipeline and purification of the Acueducto II System. In May 2007, it signed the concession contract to provide the pipeline and purification service for the Acueducto II system, together with the respective operation and maintenance, to carry water from the El Infiernillo source on the Rio Moctezuma. The project includes the construction of a collection reservoir, two pumping plants, a tunnel 4,840 m long through the mountain and 84 km section downwards, a purification plant and a storage tank. This system will supply 50,000,000 m3 of drinking water a year, equal to 75% of the current supply of water for the metropolitan zone of Querétaro. The fixed-price agreed was Ps.3,156 million.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Investment in Affiliated Companies

A summary of the investments in affiliated companies accounted for by the equity method is as follows:

				Investment Balance
	Ownership Percentage			As of December 31,
Project	2007	2006	Type of Business	2007		2006
	%	%

Consorcio Dragados-ICA-Vialpa (“DRAVICA”)	49.9%	49.9%	Construction	Ps.	21,511	Ps.	25,468
Holding Dicomex, S. A. de C. V.	50%	50%	Construction		1,422		1,429
Los Portales, S.A.	18%	18%	Real Estate		44,993		35,388
Reinsurance, DG(1)	100%	100%	Insurance		30,557		11,386
Autopista Concesionada de Venezuela, C.A. (“AUCOVEN”)(1)	100%	100%	Concessionaire		48,993		55,925
Other					66,056		39,340

				Ps.	213,532	Ps.	168,936

(1)	This entity is not included in the consolidation regime because its transactions are immaterial.

13.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
	2007		2006

Land	Ps.	327,868	Ps.	199,040
Buildings		443,680		449,618
Machinery and operating equipment		1,920,210		1,921,372
Furniture, office equipment and vehicles		578,857		595,213
Accumulated depreciation		(1,950,009)		(2,040,322)

		1,320,606		1,124,921

Machinery and equipment under lease		207,880		91,025
Accumulated depreciation		(45,174)		(8,190)

		1,483,312		1,207,756
Construction in-process in concessions		6,694		5,225
Machinery and equipment in-transit		13,026		73,402

	Ps.	1,503,032	Ps.	1,286,383

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Other Assets

Other assets are comprised of the following:

	December 31,
	2007		2006

Other expenses related to uncompleted contracts, net (accumulated amortization of Ps.71,114 and Ps.696,442 for 2007 and 2006, respectively)	Ps.	294,512	Ps.	56,113
Intangible asset from labor obligations		388,647		410,593
Commissions and other financing costs		298,196		207,818
Goodwill		150,641		12
Other		208,640		96,205

	Ps.	1,340,636	Ps.	770,741

15.	Notes Payable

Notes payable consist of the following:

	December 31,
	2007		2006

Notes payable to banks(1)	Ps.	1,100,872	Ps.	753,517
Notes payable to banks denominated in U.S. dollars		349,276		646,130
Other denominations (mainly euros)		76,624		106,963

	Ps.	1,526,772	Ps.	1,506,610

As of December 31, 2007 and 2006, approximately Ps.108,060 and Ps.289,808, respectively, of the notes payable were used to finance low-income housing projects.

The notes payable to banks are unsecured, short-term notes with weighted average variable interest rates of 9.13% and 6.55% in 2007 and 9.4% and 7.6% in 2006, for notes denominated in Mexican pesos and U.S. dollars, respectively.

At December 31, 2007 the Company has available bank credit lines for Ps.13,552 million.

(1) Includes Ps.57,709 and Ps.100,707 of accrued interest as of December 2007 and 2006, respectively.

16.	Other Current Liabilities

Other current liabilities consist of the following:

	December 31,
	2007		2006

Accrual for operating expenses	Ps.	1,160,825	Ps.	1,234,475
Services and other		935,072		555,494
Accounts payable due to related parties		411,175		256,484
Freight carriers and subcontractors		49,873		30,478
Taxes other than income tax		221,310		278,625

	Ps.	2,778,255	Ps.	2,355,556

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	Provisions

At December 31, 2007 the composition and changes of principal provisions is as follows:

a) Current:

				Provision
	December 31,			Used and					Inflationary		December 31,
	2006			Transfers	Additions		Reversals		Effects		2007

Costs expected to be incurred at the end of the project	Ps.	195,154	Ps.	(11,126)	Ps.	31,366	Ps.	(16,760)	Ps.	(7,754)	Ps.	190,880
Claims		67,409		(6,911)		5,897		(13,476)		(2,474)		50,445
Contingencies and warranty reserves for construction contracts		453,490		(22,890)		157,764		(297,674)		(18,446)		272,244

	Ps.	716,053	Ps.	(40,927)	Ps.	195,027	Ps.	(327,910)	Ps.	(28,674)	Ps.	513,569

			Provision
	December 31,		Used and						Inflationary		December 31,
	2005		Transfers		Additions		Reversals		Effects		2006

Current provisions	Ps.	801,941	Ps.	(49,054)	Ps.	274,644	Ps.	(277,018)	Ps.	(34,460)	Ps.	716,053

			Provision
	December 31,		Used and						Inflationary		December 31,
	2004		Transfers		Additions		Reversals		Effects		2005

Current provisions	Ps.	695,529	Ps.	(142,714)	Ps.	269,336	Ps.	(19,167)	Ps.	(1,043)	Ps	801,941

b) Other long-term:

Other long-term liabilities include among other obligations, labor liabilities as of December 31, 2007 and 2006 of Ps.590,709 and Ps.541,721, respectively, as well as the following provisions:

	December 31,		Provision				Inflationary		December 31,
	2006		Used		Additions		Effects		2007

Contingencies and warranty reserves for construction contracts	Ps.	100,215	Ps.	(57,074)	Ps.	—	Ps.	(4,076)	Ps.	39,065

	December 31,		Provision				Inflationary		December 31,
	2005		Used		Additions		Effects		2006
Contingencies and warranty reserves for construction contracts	Ps.	603,264	Ps.	(508,178)	Ps.	31,052	Ps.	(25,923)	Ps.	100,215

	December 31,		Provision				Inflationary		December 31,
	2004		Used		Additions		Effects		2005
Contingencies and warranty reserves for construction contracts	Ps.	293,837	Ps.	(24,257)	Ps.	334,125	Ps.	(441)	Ps.	603,264

The Company’s industry requires projects to be executed with particular specifications and guarantees, thus obligating the Company to create guarantee and contingency reserves that are reviewed and adjusted during project execution and until or after the conclusion of each specific project.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Additions, uses, transfers and reversals shown in the preceding table represent adjustments to the guarantee and contingency reserves derived from the aforementioned reviews, together with any adjustments derived from the expiration of guarantee and contingency reserves. Additionally in 2007, the Company reversed provisions other than costs expected to be incurred at the end of the project for Ps.112,474 related to expired tax contingencies.

18.	Long-Term Debt

Long-term debt consists of the following:

	December 31,
	2007		2006

Payable U.S. dollars:
Secured bond (secured by toll collections), with a fixed annual interest rate of 6.95% and maturity in 2025, to refinance the debt contracted for Corredor Sur, which is guaranteed by toll revenues.	Ps.	1,631,925	Ps.	1,692,306
Loan maturing in September 2008 at the London Interbank Offered rate (“LIBOR”) plus 3.60% (5.39% and 8.97% at December 31, 2007 and 2006, respectively), collateralized by the shares of SISSA Coahuila, S.A. de C.V., a subsidiary of the Company and by the related project revenues.		26,157		54,713
Loan guaranteed by 36% of the shares of GACN, collection rights from dividends and loans paid by SETA and the reimbursement of capital contributions, which bore interest at the LIBOR rate plus 2.35% (7.72% at December 31, 2006); this loan matured in June 2007.		—		2,080,220
Bridge loan for working capital for the construction of the La Yesca Hydroelectric Dam of U.S.$80 million, payable when long-term financing for the project is obtained. The interest rate is LIBOR plus 75 basis points (5.35% as of December 31, 2007). As of December 31, 2007 U.S.$35 million has been drawn against the loan.(1)		383,956		—
Bank loan granted in euros for import purchases, maturing in June 2015, payable in 16 semiannual installments, bearing interest at EUROLIBOR plus a 0.45% margin (5.2056% as of December 31, 2007).		93,910		—
Syndicated loan of U.S.$452 million to finance the El Cajón hydroelectric project, which matured in August 2007. The interest rate as of December 31, 2006 was 8.5%. In 2007, the loan was paid on its maturity date.		—		4,865,011
Bond of U.S.$230 million bearing interest at an annual rate of 6.5% for the El Cajón hydroelectric project, maturing in May 2008. In 2007, this loan was paid early.		—		2,594,237
Other		85,009		44,792

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,
	2007		2006

Payable in Mexican pesos:
Issuance of securitization certificates through the subsidiary Túneles Concesionados de Acapulco, which assigns collection rights and toll revenues of the Acapulco Tunnel. These certificates were issued at a 17-year term, bearing interest at TIIE plus 2.95% (10.41% and 10.41% as of December 31, 2007 and 2006, respectively). Principal and interest are paid semiannually beginning in June 2008, with a three-year grace period for principal and the option to early pay as of the ninth anniversary of its issuance.		800,000		834,643
Unsecured loan granted for modernization and extension of the Irapuato — La Piedad highway, maturing in November 2019, bearing interest at TIIE plus 2.5% (10% and 9.8% as of December 31, 2007 and 2006, respectively)(2)		480,433		374,218
In June 2007, Aeroinvest placed three discounted Europeso bonds for Ps.2,805 million with a ten-year term. In October 2007, a bond with a principal amount of Ps.355 million was prepaid. The fixed interest rates on the remaining two bonds for the first seven years are 7.75% and 11.07%, and 9.75% and 13.07% for the remaining three years. Payment of these bonds is guaranteed with the economic rights associated with equity in GACN, guaranteed by Aeroinvest and ICA. The discount paid in placing these bonds was Ps.216 million and is presented as a reduction of the debt. The effective rate during 2007 was 9.34%.
		2,247,263		—
In June 2007, CONOISA obtained financing of Ps.430 million for the acquisition of shares of PMA México. The interest rate is TIIE plus 0.45%; payable quarterly; as of December 31, 2007, the interest rate was 8.46%. The principal payment date begins in June 2008 and concludes in February 2012.		430,001		—

		6,178,654		12,540,140
Current portion		188,560		4,957,864

	Ps.	5,990,094	Ps.	7,582,276

The scheduled maturities of long-term debt as of December 31, 2007 is as follows:

Year Ending
December 31,

2009	Ps.	200,012
2010		254,846
2011		247,742
2012		655,781
2013 and thereafter		4,631,713

	Ps.	5,990,094

(1) Two options were executed that establish a maximum interest rate of 5.5% on an ascending notional amount with a maximum of U.S.$910 million. This transaction was designated as a cash flow hedge, and a premium of U.S.$7.3 million was paid at the beginning of the transaction. Since the derivatives were

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contracted, the interest rate on the related debt has not exceeded 5.5%, and as of December 31, 2007, the fair value of the derivative is U.S.$3.5 million. The difference between the premium paid and the fair value was recognized in results. No ineffectiveness was recognized in 2007.

(2) With respect to the unsecured loan granted in August 2006, the Company entered into a derivative financial instrument known as a “European option” that limits the interest rate on the debt to a maximum rate of 8.5% (28-day TIIE rate) on a notional amount of Ps.580 million. The option has a term of four years, renewable on an annual basis; the dates of exercise of the option coincide with maturities of monthly interest. On the date the Company entered into the option, it paid a premium of Ps.10,000. The December 31, 2007 fair value of the option was Ps.3,530; the difference between the premium paid and the fair value was recognized in results, because the option was classified as trading for accounting purposes.

Long-term debt and other agreements of the Company’s subsidiaries provide for various covenants that restrict the ability of certain subsidiaries of the Company to incur additional indebtedness and capital lease obligations, issue guarantees, sell fixed and other non-current assets and make capital distributions to the Company, as well as require compliance with certain other financial ratios. These financial ratios include: the ratio of total liabilities to equity; the ratio of current assets to current liabilities; the ratio of current assets less affiliated accounts receivable to current liabilities; and the ratio of operating earnings plus depreciation to net financing expenses. For the year ended December 31, 2007 and 2006, the Company and its subsidiaries were in compliance with such covenants.

19.	Foreign Currency Balances and Transactions

a. The monetary position in foreign currencies of the Company’s Mexican subsidiaries is as follows:

	December 31,
	2007			2006
	Foreign			Foreign
	Currency	Mexican Peso		Currency	Mexican Peso
Currency	Balances	Equivalent		Balances	Equivalent
	(Thousands)			(Thousands)	(Nominal Value)

U.S. dollars:
Assets	$369,518	Ps.	4,020,169	$943,127	Ps.	10,139,083
Liabilities	(228,036)		(2,492,319)	(1,080,996)		(11,696,915)

Net asset (liability) position	$141,482	Ps.	1,527,850	$(137,869)	Ps.	(1,557,832)

b. The non-monetary assets purchased in foreign currencies by the Company’s Mexican subsidiaries are as follows:

	December 31,
	2007			2006
	Foreign			Foreign
	Currency	Mexican Peso		Currency	Mexican Peso
	Balances	Equivalent		Balances	Equivalent
	(Thousands			(Thousands
	of U.S. dollars)			of U.S. dollars)

Machinery and equipment	$46,421	Ps.	505,037	$30,516	Ps.	328,062
Inventories	7,191		78,234	5,750		61,813

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

c. Condensed financial information of foreign subsidiaries expressed in thousands of U.S. dollars is as follows:

	December 31,
	2007	2006

Current assets	$198,413	$172,451
Non-current assets	301,259	296,469
Total liabilities	(318,109)	(308,582)

Net assets	$181,563	$160,338

d. Transactions in thousands of U.S. dollars are as follows:

	Year Ended
	December 31,
	2007	2006

Exports	$419,939	$16,104
Purchases	1,229,750	51,222
Interest expense	39,938	97,908

e. Pertinent exchange rate information at the date of the financial statements is as follows:

	December 31,
	2007				2006
U.S. dollar currency exchange	Buy		Sell		Buy		Sell

Interbank rate	Ps.	10.8795	Ps.	10.9295	Ps.	10.7505	Ps.	10.8205

f. As of March 6, 2008, the interbank buy and sell exchange rates were Ps 10.8210 and Ps.10.8510, respectively.

20.	Income and Asset Taxes

In accordance with Mexican tax law, ICA is subject to ISR, and through 2007, to IMPAC on a consolidated basis with its subsidiaries.

In 2007, IMPAC was calculated by applying 1.25% to the value of the Company’s assets, without deducting any liabilities. Through 2006, IMPAC was calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities, including liabilities payable to banks and foreign entities. IMPAC is payable only to the extent that it exceeded ISR payable for the same period.

a. Income taxes expense is as follows:

	Year Ended December 31,
	2007		2006		2005

Income tax expense
Current	Ps.	208,552	Ps.	240,359	Ps.	96,930
Deferred		(453,324)		484,174		115,731
Deferred IETU		1,535,653		—		—
Change in statutory tax rate		—		—		49,734
Change in valuation allowance		658,382		(326,791)		112,916

	Ps.	1,949,263	Ps.	397,742	Ps.	375,311

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b. The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of net income before income tax for 2007, 2006 and 2005 is as follows:

	Year Ended December 31,
	2007	2006	2005
	%	%	%

Statutory rate	28.00	29.00	30.00
Foreign subsidiaries net operating results	(13.56)	(4.66)	0.66
Inflationary and monetary fluctuation effects	35.70	5.56	(2.95)
Change in statutory rates			4.74
Tax consolidation effects	(30.49)	19.18	(7.26)
Other	(1.74)	(0.68)	(4.18)

	17.91	48.40	21.01
Change in valuation allowance	17.61	(21.34)	10.77

IETU	131.88	—	—

Effective rate	167.40	27.06	31.78

c. The main items comprising the asset (liability) balance of deferred income taxes at December 31, 2007 and 2006 are as follows:

	December 31,
	2007		2006

Liabilities:
Costs and estimated earnings in excess of billings on uncompleted contracts and other	Ps.	(487,344)	Ps.	(2,314,823)
Inventories		—		(12,840)
Real estate inventories		—		(102,639)
Property, plant and equipment		(951)		(162,468)
Intangible assets from labor obligations		(83,127)		(95,547)
Investment in concessions		—		(1,182,842)

		(571,422)		(3,871,159)

Assets:
Accrued expenses and reserves		138,133		603,956
Advances from customers		171,341		495,315
Real estate inventories		31,158		—

		340,632		1,099,271

Deferred income tax liabilities		(230,790)		(2,771,888)
Tax loss carryforwards in consolidated tax reporting		786,118		923,516
Tax loss carryforwards in unconsolidated tax reporting		343,970		2,030,344
Asset tax		2,267,802		2,326,746

Total net deferred tax asset		3,167,100		2,508,718
Valuation allowance		(3,167,100)		(2,508,718)

Net deferred tax asset	Ps.	—	Ps.	—

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

d. The main items comprising the liability balance of deferred IETU at December 31, 2007 are as follows:

	December 31, 2007
	Basis		Tax Rate 17.5%

Liabilities:
Provisions	Ps.	404,983	Ps.	70,872
Trade accounts receivable		(678,697)		(118,772)
Inventories		(58,354)		(10,212)
Real estate inventory		(1,113,360)		(194,838)
Investment in concessions		(4,733,143)		(828,300)
Property, plant and equipment		(2,602,840)		(455,497)

Total	Ps.	(8,781,411)	Ps.	(1,536,747)

e. In accordance with Mexican tax law, tax losses restated by the NCPI may be carried forward for a period of ten years, from the year after they were generated. The amount of the Company’s consolidated asset tax credits and consolidated tax loss carryforwards and expiration dates as of December 31, 2007, are as follows:

Year of	Asset tax		Tax loss
Expiration	credits		carry forwards

2008	Ps.	470,077	Ps.	—
2010		423,604		—
2011		344,160		465,857
2012		200,444		333,694
2013		167,260		—
2014		116,073		849,489
2015		94,993		—
2016		58,500		1,158,524
2017		226,145		—

	Ps.	2,101,256	Ps.	2,807,564

f. The balances of stockholders’ equity tax accounts at December 31, 2007 and 2006 are as follows:

	December 31,
	2007		2006

Contributed capital account	Ps.	19,284,451	Ps.	18,757,632
Net consolidated tax profit account		9,559,618		9,940,272

Total	Ps.	28,844,069	Ps.	28,697,904

21.	Commitments and Contingencies

a. At December 31, 2007, certain subsidiary companies are party to lawsuits incidental to their business, which the Company’s management believes will be resolved in favor of the Company or with an insignificant effect on financial position, results of operations and cash flows of the Company.

b. In January 2000, ICA presented an arbitration demand against the Institute for Urban Development of the Capital District of Bogota, Colombia (“IDU,” its acronym in Spanish), in which ICA claimed payment of

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

works executed, additional costs and the termination and liquidation of the public works contract for the refurbishment of the Malla Vial street network in Bogota (the “Contract”), for contract breach by the IDU and because an economic disequilibria established in the Contract had occurred. In April 2002, the Arbitration Tribunal issued an arbitration award finalizing the process and ordering compensation for the claims by the parties. This arbitration award resulted in a net balance of U.S.$2.2 million in favor of the IDU and set forth the criteria for the termination of the Contract.

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

Similarly, with regard to the Arbitration Ruling, in September 2004, IDU filed a legal recognition proceeding with a Judge in Mexico City to demand the payment of approximately US$2.2 million, plus legal costs and expenses. Although ICA attempted to challenge the Arbitration Ruling, the legal order was upheld under which ICA must pay IDU the amount of 5,092,642,292 Colombian pesos or the equivalent in Mexican pesos. However, this ruling did not require ICA to pay interest, expenses or costs; the amount payable has therefore been accrued. ICA is awaiting information from IDU to enable it to settle this payment and obtain the respective receipt in Bogota. Likewise, the parties will jointly sign and file a document with the Tenth Civil District Court of the Federal District to request that the Judge acknowledge the definitive conclusion of the Arbitration Ruling.

c. In 1994, Servicio Metropolitano, S.A. de C.V. (“SERVIMET”), filed a claim against the Company for alleged breach of contract. In September 2001, the ruling court ordered the Company to refund the contract amount prepaid by SERVIMET plus an additional penalty equal to 10% of the total contract amount for Ps.34 million. The Company refunded the prepayment made by SERVIMET and has created a provision for the penalty amount plus other charges determined by the management of the Company. ICA has filed a legal challenge with respect to this penalty and is currently awaiting a verdict.

d. As part of the closing and settlement process of the El Cajón Hydroelectric Project, CIISA and the CFE have agreed to submit to arbitration the items where they have been unable to reach agreement in regard to the work contract. Accordingly, on December 28, 2007, CIISA filed an arbitration request with the International Arbitration Court of the International Chamber of Commerce. In February 2008, the CFE appointed its arbitrator with this Court.

e. The following contingencies exist for GACN: A lawsuit has been filed against the Ciudad Juárez Airport, challenging the assertion of the ownership of the land occupied by the airport, and, if a change in ownership is not possible, seeking the payment of compensation for damages and lost profits. Payment sought is for a total of U.S.$120 million. At the date of these financial statements, a verdict has been issued whereby this lawsuit has been resolved and which instructs the airport to return the land, consequently declaring the payment claim invalid. However, the contingency remains in effect because an appeal has been filed by each party, and the outcome of such appeals has yet to be determined. If the verdict goes against the airport, it is believed that any adverse effects will be absorbed by the Mexican federal government, as established in the airport concession title.

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

The Ciudad Juárez Airport filed for injunctive relief against the above verdict by submitting several arguments. The first of these is a request for the intervention of the SCT. The importance of the SCT’s participation in this legal proceeding is based on its role as initial grantor of the Ciudad Juárez Airport concession, while the respective concession title only grants the legal capacity of concessionaire. On August 25, 2006, the First Civil Collegiate Court granted injunctive relief to the Ciudad Juárez Airport, subsequently instructing the Court of Appeals to issue a new verdict based on different evidence, while determining the need for the Federal Government to appear as the main defendant, as opposed to only the Ciudad Juárez Airport, which is only the concessionaire.

On November 8, 2006, the Civil Court issued a new ruling which, given the existence of joinder of defendants, overturned the main lawsuit, while maintaining the rights of the plaintiff to file the respective legal proceeding.

The successor of Enrique Clay Creel filed for injunctive relief against the above ruling, which was admitted by the First Collegiate Court on January 22, 2007. The Collegiate Court declared itself unqualified to rule on this lawsuit and subsequently issued an order to submit it to the District Judge. The lawsuit was accepted on March 6, 2007 by the First District Court of Chihuahua, which on July 3, 2007, published a verdict granting injunctive relief to the plaintiff, thereby overturning the favorable verdict received by the Company issued by the Civil Court. It also ordered the issuance of a new verdict regarding the effects of the joinder of defendants.

In the session of November 8, 2007, the Collegiate Court issued a verdict confirming the favorable decision for the plaintiff of the District Court of Chihuahua. On that same date, the plaintiff filed a challenge against the original verdict issued on August 25, 2006, by the judge of the First Civil Collegiate Court, arguing inadequate compliance with the injunctive relief ruling issued to the Ciudad Juarez Airport. This proceeding was heard by the Court on December 13, 2007, and was rejected on December 21, 2007.

As a result of the above rulings, the original claimants must now include the SCT as a party to the litigation. The SCT was notified of this verdict.

On June 27, 2006, the town council of Zihuatanejo issued a ruling determining an additional amount of Ps.4,482 with regard to the liability derived from real estate property tax for the period from 1996 to 2000.

f. Performance guarantees — In the normal course of business, the Company is required to secure construction obligations, mainly related to the completion of construction contracts or the quality of its work, by granting letters of credit or bonds. At December 31, 2007, the Company had granted such letters of credit and bonds to its customers for Ps.2,319,080 and U.S.$1,005 million, respectively.

In addition, the Company entered into a letter of credit of U.S. $8.1 million related to the construction and financing contract of the El Cajón hydroelectric plant. These amounts will decrease over time as the Company completes the final stage and wrap-up of the projects.

Certain affiliated companies have requirements to guarantee their obligations and responsibilities under certain concession arrangements and construction contracts, for which bonds and letters of credit in the amount of Ps.316,687 and U.S.$72.6 million have been entered into.

g. Leasing agreements — ICAFD has entered into a lease agreement for machinery and equipment, tools and related maintenance service for a 10-year period, which began in October 1998. The lease expense, which is calculated based on the usage of the machinery and equipment was Ps.390,750, Ps.245,340 and Ps.149,868, for 2007, 2006 and 2005, respectively. Such lease agreements do not stipulate a minimum usage requirement.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In addition, beginning in 2002, ICAFD began leasing office space under a 15-year operating lease. Such lease agreement stipulates annual lease revenues of approximately U.S.$1.8 million.

h. The subsidiary GACN receives revenues from operating lease agreements. The contracts for these leases are based on either a monthly rental (which generally increases each year based on the monthly NCPI) or the greater of a monthly minimum guaranteed rent or a percentage of the monthly revenues.

At December 31, 2007, minimum future rentals are as follows:

Year	December 31,

2008	Ps.	223,149
2009		109,440
2010		67,874
2011		38,440
2012		22,682
2013 and thereafter		87,205

Total	Ps.	548,790

Minimum future rentals, which are generally increased each year according to the NCPI do not include contingent rentals related to increases derived from the NCPI or contingent rentals involving certain contracts that can be collected by GACN in excess of the minimum guaranteed rental based on the percentage of the monthly revenues obtained by the lessee. The revenues from contingent rentals recorded during the years ended December 31, 2007, 2006 and 2005, were Ps. 68,379 Ps.57,792 and Ps.61,758, respectively.

22.	Stockholders’ Equity

a.  At December 31, 2007, the authorized common stock of the Company is Ps.6,949,869(including treasury shares, in nominal pesos) with a single class of common stock without par value, comprised of the following:

	Shares	Amount

Subscribed and paid shares	498,029,907	Ps.	6,901,841
Shares held in treasury	7,242,938		48,028

	505,272,845	Ps.	6,949,869

The resolutions made at the Stockholders’ Extraordinary General Meeting on July 14, 2005 approved an amendment to the Company’s corporate bylaws to establish that, at the Ordinary General Meeting held at each year-end close, the financial information of the fiscal year in question be approved, and the Board of Directors must indicate the number of shares representing minimum fixed capital at the end of the business year. The Board of Directors proposed a decrease in the number of shares representing the Company’s minimum fixed capital from 47,084,366 to 34,390,991, which the shareholders approved. The result of the new average theoretical value derived from the consolidation regime was Ps.13.8582872024 for each subscribed and paid-in share. Consequently, the Company’s minimum fixed capital of Ps.480,713 is represented by 34,390,991 shares. Variable capital is unlimited.

b.  During 2007, the Company acquired 3.13% of the shares of the minority interest in Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. for Ps.491,906 (par value), and 21.43% of Autopista del Occidente, S.A. de C.V. for Ps.26,484 (par value), both consolidated subsidiaries. Because it was considered a transaction between stockholders of the same economic entity, the excess paid above book value of the acquired shares was recorded as a stockholders’ equity distribution.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

c.  During a Stockholders’ Extraordinary General Meeting held on August 30, 2007, the stockholders agreed to the following: i) increasing variable common stock up to an amount equivalent to U.S.$550 million and issuing up to 90,000,000 representative unsubscribed shares for placement with the public in Mexican and foreign markets; ii) accepting the waiver expressed by the stockholders’ representatives of the right of first refusal to subscribe the new shares as described above; and iii) performing a public offering of the shares representing the approved common stock increase.

At the Stockholders’ Extraordinary General Meeting on July 14, 2005, the stockholders made the following resolutions: i) increase the Company’s variable capital by an amount equal to U.S.$230 million, while issuing up to 189,453,426 unsubscribed shares for placement on stock markets in Mexico and abroad; ii) the stockholders’ waiver of their right of first refusal to subscribe the new shares representing the capital increase was accepted, thus enabling the new shares to be issued according to the preceding resolution; and iii) a primary public offering of shares representing the approved capital increase.

At the Board of Directors’ meeting on November 7, 2005, various measures were taken to ensure compliance with the resolutions taken by the Stockholders’ Extraordinary General Meeting of July 14, 2005, including the reduction of the total number of outstanding shares, without reducing overall common stock, by issuing one new share for every six shares outstanding, were approved. On December 13, 2005, the respective capital structure adjustments were recognized in the Company’s accounting records, through the following successive actions: (i) the cancellation of the 98,830,934 shares remaining from the public offering; (ii) the transfer of 166 treasury shares designated for the Option Plan to the Shares Plan to enable Company officers and employees to acquire shares, based on the options established for each beneficiary that were not included in the unsubscribed share exchange process; (iii) the adjustment of shares outstanding to 402,657,299 shares, representing authorized common stock, to replace every six outstanding shares with one new share; (iv) the subsequent cancellation and payment of 39 remaining outstanding shares for the amount of Ps 24.48 (pesos per share) (value quoted on the stock market at the close of transactions on December 9, 2005), with a charge to the share buyback reserve.

d.  At the Stockholders’ Ordinary General Meeting of November 17, 2003, the following resolutions were approved: i) increase variable capital by Ps.2,486,246, represented by 207,187,144 shares at no par value; ii) the cancellation of 11,956,101 shares deposited with the Company’s treasury that have not been subscribed and paid-in; and iii) the issuance 13,869,676 shares at no par value to comply with the following commitments:

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

e.  At the Ordinary General Stockholders’ meeting held on April 16, 2004, the stockholders agreed to assign the 8,717,919 shares set aside for the convertible subordinated debenture to meet commitments under the Company’s employee stock option plan. The number of shares held in treasury assigned to meet the Company’s obligation under the employee bonus plan increased to 9,647,899. During 2007 and 2006, 2,219,396 and 1,088,917, respectively, shares were issued to employees of ICA, thereby resulting in a balance in treasury shares at December 31, 2007 designated for the employee bonus plan of 6,339,586 shares.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

f.  At the Ordinary General Stockholders’ meetings held on April 27, 2007, April 6, 2006 and April 21, 2005, the stockholders approved the results of operations for the years ended December 31, 2006, 2005 and 2004, respectively.

g.  At the Ordinary General Stockholders’ meeting of March 31, 2000, the stockholders agreed to establish an employee stock option plan. 2,570,000 shares acquired under the Company’s stock repurchase plan were cancelled by reducing authorized variable capital by a nominal amount of Ps.17,041. Also, the shareholders agreed to cancel 21,340,513 shares issued in March 1992 by reducing variable capital by a nominal amount of Ps.141,508 and by declaring a variable capital increase of 5% of the total outstanding shares (5,151,757 shares representing an amount of Ps.37,218). This was done with the purpose of having a sufficient number of shares for the following two years, both for the purchase of shares under the new option plan and for the employee bonus plan approved in 1992, designed exclusively for ICA’s management. Both plans were approved under the Mexican Securities Market Law.

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

Under the option plan, ICA’s employees were able to acquire the treasury shares at the quoted market price of the day before the grant date, which may not be lower than Ps.22.50 (pesos per share). The term for exercising the option is seven years. Shares obtained through options may only be sold in Mexico through the Mexican Stock Exchange, by following the Mexican Law provisions related to confidential information.

The maximum annual amount of options for the purchase of shares that may be granted may not exceed 1.5% of the total amount of outstanding shares at December 31 of the previous year.

The option plan will be effective for ten years and the Board of Directors may modify or suspend it, depending on market conditions.

At the Ordinary General Stockholders’ meeting held on April 16, 2004, the stockholders approved a resolution amending the Company’s employee stock option plan. The resolution terminated the issuance of future options under the plan and amended past grants to lower the exercise price on all grants to Ps.22.50 (pesos per share). Consequently, 4,160,307 shares held in the Company’s treasury were designated for subscription under the employee stock option plan. During 2007, 2006 and 2005, 633,032; 1,431,302 and 1,192,455 shares were exercised, plus 166 shares transferred from the option to the shares plan. At December 31, 2007, the number of shares held in treasury for the option plan is 903,352 shares.

h.  Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. Any tax paid on such distribution may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

i.  At December 31, 2007 and 2006, majority stockholders’ equity at historical and restated values was as follows:

	2007
	Historical		Restatement		Total

Common stock	Ps.	6,901,841	Ps.	475,882	Ps.	7,377,723
Additional paid-in capital		6,113,434		231,802		6,345,236
Reserve for repurchase of shares		750,531		—		750,531
(Accumulated deficit) retained earnings		(133,227)		125,880		(7,347)
Excess from restatement of capital		—		35,113		35,113

	Ps.	13,632,579	Ps.	868,677	Ps.	14,501,256

	2006
	Historical		Restatement		Total

Common stock	Ps.	5,645,005	Ps.	479,268	Ps.	6,124,273
Additional paid-in capital		1,580,863		184,237		1,765,100
Reserve for repurchase of shares		676,531		—		676,531
Retained earnings		1,341,023		140,888		1,481,911
Insufficiency from restatement of capital		—		(26,054)		(26,054)

	Ps.	9,243,422	Ps.	778,339	Ps.	10,021,761

23.	Minority Interest in Consolidated Subsidiaries

Minority interest consists of the following:

	December 31,
	2007		2006

Common stock	Ps.	3,653,152	Ps.	3,919,738
Retained earnings		577,838		686,297
Excess from restatement of capital		130,892		119,593

	Ps.	4,361,882	Ps.	4,725,628

The fluctuation in the minority interest mainly occurs because of the effects of the dividends received and the effects of gross proportionate consolidation.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	Other (Income) Expense, Net

a. Other (income) expense, net, consists of the following:

	Year Ended December 31,
	2007		2006		2005

Gain on purchase and sale of investments in shares	Ps.	7,465	Ps.	11,856	Ps.	103,485
Reversal of allowance for doubtful accounts from sale of investment in shares in affiliated companies (Torre Mayor)		(67,975)		—		—
Reversal of value-added tax from concessioned highways		10,571		—		—
Reversal of taxes due to the deconsolidation of previously controlled companies from tax consolidation		—		(37,035)		—
Loss on sales of property, plant and equipment		667		5,946		8,771
Gain on sale of litigious rights		—		—		(58,098)
Other		9,681		(16,802)		(9,341)

		(54,521)		(59,747)		(162,153)
Statutory employee profit sharing		31,815		147,420		103,965

	Ps.	(22,706)	Ps.	87,673	Ps.	(58,188)

b. Statutory employee profit sharing expense is as follows:

Statutory employee profit sharing expense:

Current	Ps.	27,140	Ps.	102,729	Ps.	87,245
Deferred		4,675		44,691		16,720

	Ps.	31,815	Ps.	147,420	Ps.	103,965

c. The main items comprising the asset (liability) balance of deferred statutory employee profit sharing at December 31, 2007 and 2006 are as follows:

	2007		2006

PTU assets:
Inventory	Ps.	39,902	Ps.	33,422
Depreciation of property, plant and equipment		314		139
Provisions		97,359		30,127
Advances from customers		43,434		13,449

		181,009		77,137

PTU liability:
Cost and estimated earnings in excess of billings on uncompleted contracts		(156,161)		(41,575)
Investment in concessions		(104,135)		(110,863)
Other		(1,590)		(6,864)

		(261,886)		(159,302)

Total liability	Ps.	(80,877)	Ps.	(82,165)

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.	Comprehensive Financing Cost

Comprehensive financing cost is detailed as follows:

	December 31, 2007
					Project		Results
	Total		Capitalized		Financing		of Operations

Interest expense	Ps.	1,086,615	Ps.	87,160	Ps.	—	Ps.	999,455
Interest income		(533,017)		(6,586)		—		(526,431)
Exchange gain		(86,075)		882		—		(86,957)
Loss (gain) from monetary position		20,729		(12,734)		—		33,463

Total	Ps.	488,252	Ps.	68,722	Ps.	—	Ps.	419,530

	December 31, 2006
					Project		Results
	Total		Capitalized		Financing		of Operations

Interest expense	Ps.	1,285,946	Ps.	40,800	Ps.	512,294	Ps.	732,852
Interest income		(584,940)		(948)		(58,832)		(525,160)
Exchange gain		(60,636)		(63)		(23,181)		(37,392)
Loss (gain) from monetary position		45,563		(5,624)		52,658		(1,471)

Total	Ps.	685,933	Ps.	34,165	Ps.	482,939	Ps.	168,829

	December 31, 2005
					Project		Results
	Total		Capitalized		Financing		of Operations

Interest expense	Ps.	907,555	Ps.	11,071	Ps.	408,148	Ps.	488,336
Interest income		(421,539)		(748)		(1,281)		(419,510)
Exchange loss		95,190		23,894		50,498		20,798
Loss (gain) from monetary position		17,611		3,317		(1,467)		15,761

Total	Ps.	598,817	Ps.	37,534	Ps.	455,898	Ps.	105,385

26.	Related Party Transactions

a. Transactions with related parties, carried out in the ordinary course of business, were as follows:

	Year Ended December 31,
	2007		2006		2005

Construction revenues(1)	Ps.	201,073	Ps.	31,550	Ps.	10,948
Services rendered(2)		82,977		3,993		7,563
Royalties(3)		110,888		112,000		105,547
Interest income(4)		18,448		9,210		9,986
Equipment leasing expense(5)		89,816		68,835		41,027
General and administrative expenses(6)		21,460		58,283		37,767
Sale of investments in shares and receivables(7)		—		—		221,307
Revenues from leasing equipment(8)		—		—		15,755
Financing cost(9)		7,758		6,548		—
Service cost(10)		66,086		42,904		—

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Work performed by ICAFD for Fluor Daniel México, S.A.

(2)	In 2007, this amount primarily consisted of services provided to RCO for Ps.70,225, Suministros de Agua de Querétaro for Ps.3,751 and Soltanche for Ps.3,758. In 2006, this amount primarily consisted of services rendered to Fundación ICA for Ps.3,170 and in 2005, for services to GEOICASA, S.A. for Ps.3,978, and to Fundación ICA for Ps.3,473.

(3)	Royalties consist of amounts paid for using the trademark Fluor Daniel Mexico, an affiliate of Fluor Corporation.

(4)	In 2007, this amount includes interest for Ps.13,173 from la Peninsular and Ps.5,275 earned on the Aucoven investment. For the year ended December 31, 2006, the amount includes Ps.5,431 earned from AUCOVEN and Ps.3,578 from la Peninsular. For the year ended December 31, 2005, this amount includes Ps.9,986 of interest income related to loans granted to Fluor Corporation.

(5)	Leasing costs for machinery leased from Ameco Services,S.de R.L. de C.V., an affiliate of Fluor Corporation.

(6)	Primarily relates to administrative services from related parties of Fluor Corporation.

(7)	In December of 2005, as part of the acquisition of the shares of GACN mentioned in Note 1, the Company exercised the option to buy from Compania Empresarial Andrea J, S.A. de C.V. (“CEAJ” a related party) its 60% participation in Aeroinvest (CEAJ thus had a 22.35% indirect interest in SETA) in the amount of Ps.221,307 (U.S.$19.3 million), generating a gain of Ps.67,834 that is presented within other income in the 2005 statement of operations (see Note 24).

(8)	Rental of machinery to Cotrisa, a related party of Ingenieros Civiles Asociados, S.A.

(9)	In 2007 and 2006 the amounts mainly represent interest expense to Aeroports de Paris for Ps.7,369 and Ps.6,548, respectively.

(10)	In 2007, this amount mainly includes computer services provided by Flour Daniel Latinamerica, administrative services paid to la Peninsular and subcontracts and services provided by Instalaciones ELEMSA S.A. de C.V. for Ps.17,447, Ps.10,888 and Ps.34,522, respectively. In 2006, this amount includes subcontracts and services provided by entities with employees related to key Company officers as follows: (i) Ps.10,418 AQ Industrial, S.A. de C.V.; (ii) Ps.19,481 Elementos Eléctricos, S.A. de C.V.; (iii) Ps.8,823 TPL de México, S.A. de C.V.; (iv) Ps.533 Arquitectura y Comunicación Gráfica, S.A. de C.V. and (v) Ps.3,648 White & Case, S.C.

b. For the years ended December 31, 2007 and 2006, the aggregate compensation of our directors and executive officers paid or accrued in those year for services in all capacities was approximately Ps.93 million and Ps.113 million. We pay non-management directors Ps.40,000(nominal value) net of taxes and management directors Ps.20,000(nominal value) net of taxes for each board meeting, corporate practices committee meeting or audit committee meeting they attend.

27.	Postretirement Benefits

In 2006, the Company created a defined benefit pension plan covering all active employees aged more than 65, who are part of the board of Empresas ICA, S.A.B. de C.V. and have a minimum of 10 years’ of service as a member of the board prior to their retirement. These employees are entitled to the benefits at the age of 55, with gradual reductions of the salaries considered for pension purposes.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The consolidated net cost of the period of obligations derived from the pension plan, severance payments and seniority premiums was Ps.109,499, Ps.55,496 and Ps.34,808 in 2007, 2006 and 2005, respectively, and are as follows:

	2007		2006		2005

Labor cost	Ps.	34,843	Ps.	29,393	Ps.	19,937
Financial cost		26,361		9,196		6,349
Yield on plan assets		(387)		(335)		(342)
Unrecognized items		48,682		17,242		8,864

Net cost of the period	Ps.	109,499	Ps.	55,496	Ps.	34,808

The current values of obligations and the rates used in the calculation of the pension plan and seniority premiums are as follows:

	2007		2006

Accumulated benefit obligation	Ps.	(584,266)	Ps.	(536,594)

Projected benefit obligation	Ps.	(615,474)	Ps.	(562,764)
Plan assets		7,698		6,674

Fund status	Ps.	(607,776)	Ps.	(556,090)

Transition liability	Ps.	393,923	Ps.	440,112
Prior services and plan modifications		(8,823)		(14,581)
Variances of assumptions and adjustments based on experience		42,932		32,624

	Ps.	428,032	Ps.	458,155

Net projected liability	Ps.	(179,744)	Ps.	(97,935)
Intangible asset		(404,522)		(438,659)

Actual rates used in actuarial calculations:

	2007	2006
	%	%

Discount rate	5.00%	5.00%
Salary increase	1.50%	1.50%
Yield on plan assets	6.50%	6.50%

Unrecognized items are charged to results based on the average remaining service life of employees.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.	Business Segment Data

For management purposes, the Company is organized into six major operating divisions, which are: civil construction, industrial construction, Rodio-Kronsa, housing development, infrastructure and corporate and other. The divisions are the basis on which the Company reports its primary segment information. Operating segment information is presented based on the management approach required by Bulletin B-5, Financial Information by Segment, issued in April 2003. The principal products for each of the operating segments are summarized below:

Operating Segment	Principal Products

Civil construction	Heavy construction projects such as highways, bridges, tunnels and dams, urban and housing construction, including transportation construction such as subway systems, shopping centers and automobile parking facilities
Industrial construction	Industrial construction such as energy generating and petrochemical plants
Rodio — Kronsa	Hydraulic construction projects, building, transportation and environmental infrastructure and geotechnology services
Housing development	Development, trading, ownership, sale, assistance, operation and administration of housing development
Infrastructure	Operation and maintenance of concessioned airports, highways, bridges and tunnels, water supply systems, and waste treatment
Corporate and other	Corporate services and operation of grain storage and distribution

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of certain segment information is as follows (amounts may not add or tie to other accompanying information due to rounding):

	Construction								Housing				Corporate					Intersegment	Total
	Civil		Industrial		Rodio-Kronsa		Subtotal		Development		Infrastructure		and Other		Total Segments			Eliminations	Consolidated

2007:
External revenues	Ps.	7,743,589	Ps.	8,036,097	Ps.	1,894,307	Ps.	17,673,993	Ps.	2,169,189	Ps.	2,734,588	Ps.	159,934	Ps.	22,737,704	Ps.	(248,685)	Ps.	22,489,019
Intersegment revenues		336,646		590,458		(31,605)		895,499		1,788		1,701,315		442,903		3,041,505		248,685		3,290,190
Operating (loss) income		156,444		307,205		60,738		524,387		224,437		839,447		(23,202)		1,565,069		(14,661)		1,550,408
Financing cost (income)		234,028		(64,592)		8,541		177,977		1,121		129,399		130,500		438,997		(19,467)		419,530
Income tax expense (benefit)		207,406		77,935		20,527		305,868		282,019		990,051		187,106		1,765,044		184,219		1,949,263
Statutory employee profit sharing expense		(4,236)		23,650		—		19,414		(1,147)		9,340		4,208		31,815		—		31,815
Share in operations of affiliated companies		(268)		—		—		(268)		—		(16,793)		27,889		10,828		—		10,828
Segment assets		8,229,483		4,307,301		1,309,661		13,846,445		3,385,972		19,900,375		18,828,870		55,961,662		(19,776,255)		36,185,407
Investments in affiliated companies		64,291		—		114		64,405		1,761		55,753		15,309,692		15,431,611		(15,218,079)		213,532
Segment liabilities(1)		2,899,803		2,810,405		877,968		6,588,176		801,491		2,586,961		3,552,022		13,528,650		(4,289,700)		9,238,950
Capital expenditures(2)		415,394		79,471		124,531		619,396		57,416		4,705,574		10,951		5,393,337		—		5,393,337
Depreciation and amortization		107,114		64,430		65,494		237,038		19,056		429,115		13,107		698,316		—		698,316

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Construction								Housing				Corporate					Intersegment	Total
	Civil		Industrial		Rodio-Kronsa		Sub-Total		Development		Infrastructure		and Other		Total Segments			Eliminations	Consolidated

2006:
External revenues	Ps.	9,599,451	Ps.	7,855,484	Ps.	1,625,172	Ps.	19,080,107	Ps.	1,593,495	Ps.	2,107,278	Ps.	87,152	Ps.	22,868,032	Ps.	(154,349)	Ps.	22,713,683
Intersegment revenues		910,523		250,629		1,558,602		2,719,754		203,416		964,655		453,737		4,341,562		154,348		4,495,910
Operating (loss) income		417,355		297,253		78,018		792,626		164,425		756,847		(26,356)		1,687,542		15,998		1,703,540
Financing cost (income)		80,321		(78,556)		7,864		9,629		23,785		173,279		(26,896)		179,797		(10,968)		168,829
Income tax expense (benefit)		2,818		120,201		26,717		149,736		14,048		213,027		175,429		552,240		(154,498)		397,742
Statutory employee profit sharing expense		64,363		39,705		—		104,068		1,236		42,116		—		147,420		—		147,420
Share in operations of affiliated companies		7,933		—		104		8,037		1,831		4,767		7,803		22,438		—		22,438
Segment assets		16,438,473		3,832,904		1,213,575		21,484,952		2,423,781		14,433,049		12,934,178		51,275,960		(13,423,654)		37,852,306
Investments in affiliated companies		28,026		—		20,140		48,166		1,770		55,142		10,194,800		10,299,878		(10,130,942)		168,936
Segment liabilities(1)		4,168,511		2,615,538		801,446		7,585,495		604,690		1,091,770		2,236,660		11,518,615		(2,849,113)		8,669,502
Capital expenditures(2)		429,519		30,862		71,687		532,068		17,970		499,448		56,006		1,105,492		—		1,105,492
Depreciation and amortization		304,630		89,885		41,407		435,922		10,897		407,200		10,766		864,785		—		864,785

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Construction								Housing				Corporate					Intersegment	Total
	Civil		Industrial		Rodio-Kronsa		Sub-Total		Development		Infrastructure		and Other		Total Segments			Eliminations	Consolidated

2005:
External revenues	Ps.	7,777,469	Ps.	8,225,803	Ps.	2,539,366	Ps.	18,542,638	Ps.	1,185,220	Ps.	365,589	Ps.	91,382	Ps.	20,184,829	Ps.	(179,845)	Ps.	20,004,984
Intersegment revenues		2,346,095		492,370		26,859		2,865,324		433,492		120,295		343,812		3,762,923		179,846		3,942,769
Operating (loss) income		590,888		432,811		68,544		1,092,243		99,736		27,340		(67,316)		1,152,003		(30,409)		1,121,594
Financing cost (income)		(78,996)		(107,929)		7,868		(179,057)		80,267		191,796		38,300		131,306		(25,921)		105,385
Income tax expense (benefit)		179,840		131,775		34,108		345,723		567		40,883		(37,783)		349,390		25,921		375,311
Statutory employee profit sharing		61,321		41,560		—		102,881		449		469		166		103,965		—		103,965
Share in operations of affiliated companies		41,140		—		4,262		45,402		2,874		49,118		9,076		106,470		—		106,470
Segment assets		13,156,844		3,971,130		2,034,276		19,162,250		1,181,146		13,714,148		10,879,664		44,937,208		(11,198,065)		33,739,143
Investments in affiliated companies		99,328		—		18,257		117,585		39,536		120,128		8,675,946		8,953,195		(8,559,305)		393,890
Segment liabilities(1)		3,565,143		2,746,514		1,262,805		7,574,462		161,903		1,042,389		1,398,486		10,177,240		(2,111,691)		8,065,549
Capital expenditures(2)		188,841		160,909		104,774		454,524		26,464		87,263		42,142		610,393		—		610,393
Depreciation and amortization		438,497		121,025		77,193		636,715		33,327		101,093		9,525		780,660		—		780,660

(1)	Segment liabilities include only the operating liabilities attributable to each segment.

(2)	Capital expenditures include purchases of property, plant and equipment, investments in concessions and other assets.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s principal consolidated net revenues are from construction contracts with various Mexican public and private sector entities, as well as foreign public and private sector entities, summarized as follows (amounts may not add or tie to other accompanying information due to rounding):

	Year Ended December 31,
	2007		2006		2005

National:
a. Public sector
Petróleos Mexicanos	Ps.	6,466,542	Ps.	5,593,338	Ps.	5,037,769
Comisión Federal de Electricidad		669,516		1,687,080		4,484,442
Secretaría de Comunicaciones y Transportes		316,391		506,851		110,107
Aeropuertos y Servicios Auxiliares		1,379,928		1,611,267		566,386
Instituto Mexicano del Seguro Social		22,030		253,994		218,353
Poder Judicial de la Federación		227,418		334,550		204,403
Comité Administrador del Programa Federal de Construcción de Escuelas		—		259,292		124,765
Comisión Nacional del Agua		—		2,531		72,389
State Government		74,471		126,935		306,762
Departamento del Distrito Federal		358,004		664,106		—
Secretaria de Marina		430,659		—		—
b. Private sector
Invista Planta Petroquímica		58,991		333,594		—
Terminal de Ling-Shell		39,534		500,934		1,225,423
Tanque Terminal Ling		—		103,622		223,195
Indelpro, S.A. de .C.V.		693,143		496,833		43,295
Fideicomiso de Autotransportes del Golfo		220,767		683,495		1,015,452
Iberdrola, Altamira III y IV		23,542		545,816		1,434,774
Iberdrola, La Laguna		—		—		36,048
Aeropuerto de la Ciudad de México		—		—		56,600
Aeropuerto de Monterrey		—		—		25,752
Hotel Moon Palace		—		175,173		213,641
Estadio Chivas		186,519		—		—

	Year Ended December 31,
	2007		2006		2005

Foreign:
Public and private sector
Spain	Ps.	1,894,307	Ps.	1,597,443	Ps.	2,517,342
Puerto Rico		—		2,974		278
Colombia		135,203		44,550		45,184
Venezuela		1,257,284		459,198		—
Argentina		—		27,730		22,024
Panama		1,175		—		—

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s six operating segments operate in four principal geographical areas in the world: Mexico, its home country, Spain, United States and Latin America. The Company’s operations by geographic area were as follows(amounts may not add or tie to another balances due to rounding):

			Foreign
					United		Latin		Sub-		Intersegment
	Mexico		Spain		States		America		total		Eliminations		Total

2007:
Revenues:
Construction	Ps.	14,180,158	Ps.	1,894,307	Ps.	514	Ps.	1,599,014	Ps.	17,673,993	Ps.	—	Ps.	17,673,993
Housing development		2,169,191		—		—		—		2,169,191		(9,404)		2,159,787
Infrastructure		2,391,811		—		—		342,777		2,734,588		(130,724)		2,603,864
Corporate and other		159,933		—		—		—		159,933		(108,558)		51,375

Total revenues		18,901,093		1,894,307		514		1,941,791		22,737,705		(248,686)		22,489,019
Capital expenditures		5,257,267		124,531		26		11,513		5,393,337		—		5,393,337
Fixed assets		1,191,205		323,597		36		19,766		1,534,604		(31,572)		1,503,032
Total assets		50,558,576		1,309,661		713,963		3,379,468		55,961,668		(19,776,261)		36,185,407
2006:
Revenues:
Construction	Ps.	16,923,384	Ps.	1,625,172	Ps.	116	Ps.	531,435	Ps.	19,080,107	Ps.	—	Ps.	19,080,107
Housing development		1,593,495		—		—		—		1,593,495		—		1,593,495
Infrastructure		1,842,096		—		—		265,182		2,107,278		(109,378)		1,997,900
Corporate and other		87,152		—		—		—		87,152		(44,971)		42,181

Total revenues		20,446,127		1,625,172		116		796,617		22,868,032		(154,349)		22,713,683
Capital expenditures		1,028,588		71,687		23		5,194		1,105,492		—		1,105,492
Fixed assets		1,037,860		258,610		—		21,631		1,318,101		(31,718)		1,286,383
Total assets		48,697,425		1,142,839		728,677		707,018		51,275,959		(13,423,653)		37,852,306
2005:
Revenues:
Construction	Ps.	15,932,765	Ps.	2,539,366	Ps.	278	Ps.	70,229	Ps.	18,542,638	Ps.	—	Ps.	18,542,638
Housing development		1,185,220		—		—		—		1,185,220		—		1,185,220
Infrastructure		130,905		—		—		234,684		365,589		(105,549)		260,040
Corporate and other		91,383		—		—		—		91,383		(74,296)		17,087

Total revenues		17,340,273		2,539,366		278		304,913		20,184,830		(179,845)		20,004,985
Capital expenditures		407,647		104,774		312		97,660		610,393		—		610,393
Fixed assets		1,185,796		460,111		—		4,247		1,650,154		(31,853)		1,618,301
Total assets		38,636,051		1,944,903		1,083,596		3,272,657		44,937,207		(11,198,064)		33,739,143

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

29.	Differences Between Mexican Financial Reporting Standards and Accounting Principles Generally Accepted in the United States of America

Through December 31, 2007, the consolidated financial statements under MFRS include the effects of inflation as provided for under Bulletin B-10, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The following reconciliations to U.S. GAAP do not include the reversal of the inflation adjustments required under Bulletin B-10, except as discussed in inserts (d) and (h) below. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting. Bulletin B-10 also requires the restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented.

As further mentioned in Note 30, NIF B-10, Effects of Inflation, is effective January 1, 2008. NIF B-10 revised the accounting for inflation such that the inflation accounting methods summarized in Note 3(b) will no longer apply unless the economic environment in Mexico qualifies as “inflationary” for purposes of MFRS. An environment is considered inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over the three preceding years (equivalent to an average of 8% in each year). Because of the relatively low level of Mexican inflation in recent years, and based on current forecasts, the Company does not expect the Mexican economic environment to qualify as inflationary in 2008, although such conclusion could change depending on actual economic performance. Elimination of inflationary accounting in the MFRS financial statements will result in the elimination of certain reconciling items between MFRS and U.S. GAAP in 2008 and thereafter as discussed in insert (h) below.

As required under Bulletin A-8, Supplemental Standards, the Company has applied certain aspects of U.S. GAAP in the preparation of its MFRS financial statements where specific accounting guidance under MFRS and International Financial Reporting Standards (“IFRS”) does not exist.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The principal differences, other than inflation accounting, between MFRS and U.S. GAAP and their effects on net income and total stockholders’ equity are presented below with an explanation of such adjustments:

	Millions of
	U.S. Dollars
	(Convenience
	Translation)
	Year Ended
	December 31,	Years Ended December 31,
Reconciliation of Net (Loss) Income of Majority Interest	2007	2007		2006		2005

Net (loss) income of majority interest reported under MFRS	$(80)	Ps.	(874,427)	Ps.	716,398	Ps.	535,910
U.S. GAAP adjustments for:
Concession effect (IFRIC 12)(c)	(6)		(64,070)		(44,092)		10,570
Bulletin B-15 effect(d)	—		—		(3,160)		(4,860)
Deferred income taxes(e)	(8)		(87,449)		(90,334)		52,239
Deferred statutory employee profit sharing(e)	—		3,441		(133,687)		—
Capitalization of financing costs(f)	1		6,412		3,173		1,656
Reversal of low-income housing sales(g)	(10)		(102,688)		(57,361)		—
Restatement for inflation on foreign sourced fixed assets(h)	—		—		(6,751)		(4,647)
Accrual for severance payments(i)	(1)		(16,452)		11,426		6,016
Compensation cost on stock option plan	—		—		(1,483)		(1,884)
Impairment reversal(j)	1		7,415		7,978		5,889
Reversal of compensation cost recognized in MFRS upon exercise of option(m)(6).	2		19,150		19,910		4,248
Purchase method of GACN(l)	—		(2,133)		—		—
Fair value of interest rate cap	—		—		—		(64,585)

	(102)		(1,110,801)		422,017		540,552
Minority interest applicable to above adjustments(k)	12		125,626		62,172		(40,341)

Net (loss) income under U.S. GAAP	$(90)	Ps.	(985,175)	Ps.	484,189	Ps.	500,211

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Millions of
	U.S. Dollars
	(Convenience
	Translation)
	December 31,	At December 31,
Reconciliation of Stockholders’ Equity	2007	2007		2006		2005

Total stockholders’ equity reported under MFRS	$1,728	Ps.	18,863,138	Ps.	14,747,389	Ps.	13,978,735
Concession effect (IFRIC 12)(c)	(11)		(122,670)		(58,600)		(14,508)
Bulletin B-15 effect(d)	—		—		(46,110)		(73,155)
Less minority interest in consolidated subsidiaries included as stockholders’ equity under MFRS	(400)		(4,361,882)		(4,725,628)		(4,695,085)

	1,317		14,378,586		9,917,051		9,195,987
U.S. GAAP adjustments for:
Effect on retained earnings from:
Deferred income taxes(e)	(216)		(2,355,400)		(2,267,951)		(2,177,617)
Deferred statutory employee profit sharing(e)	(34)		(371,804)		(375,245)		(241,558)
Restatement for inflation on foreign sourced fixed assets(h)	(22)		(240,830)		(240,830)		(234,079)
Capitalization of financing costs(f)	(4)		(45,968)		(52,380)		(55,553)
Reversal of low-income housing sales(g)	(15)		(160,049)		(57,361)		—
Accrual for severance payments(i)	(8)		(88,327)		(71,875)		(83,301)
Gain on sale of foreign subsidiaries	25		270,715		270,715		270,715
Impairment reversal(j)	(16)		(177,842)		(185,257)		(193,235)
Reversal of compensation cost recognized in MFRS upon exercise of option(m)(6)	4		43,307		24,157		2,364
Reversal of acquisition cost of minority interest(l)	49		530,891		—		—
Purchase method of GACN(l)	—		(2,133)		—		—
Reversal of additional paid-in capital recognized in MFRS upon exercise of option(m)(6).	(4)		(43,307)		(24,157)		—
Effect on insufficiency from restatement of capital and accumulated other comprehensive income related to:
Deferred income taxes	205		2,235,643		2,233,892		2,239,187
Deferred statutory employee profit sharing	8		84,820		84,820		84,820
Restatement of foreign sourced fixed assets	21		227,554		227,554		227,554
Gain on sale of foreign subsidiaries	(25)		(270,715)		(270,715)		(270,715)
Adjustment for excess of additional minimum liability related to severance payments(i)	—		4,299		17,267		17,267
Adjustment for SFAS No. 158, net of tax(i)	(22)		(236,095)		(266,318)		—
Minority interest applicable to above adjustments(k)	32		355,517		229,892		167,720

Stockholders’ equity under U.S. GAAP	$1,295	Ps.	14,138,862	Ps.	9,193,259	Ps.	8,949,556

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of changes in stockholders’ equity after giving effect to the U.S. GAAP adjustments described above is as follows:

	Years Ended December 31,
	2007		2006		2005

Stockholders’ equity under U.S. GAAP at January 1	Ps.	9,193,259	Ps.	8,949,556	Ps.	5,982,709
Issuance of common stock		5,884,947		60,658		2,636,037
Foreign currency translation		15,608		(38,193)		(186,668)
Net (loss) income for the year under U.S. GAAP		(985,175)		484,189		500,211
Compensation cost in stock option plan		—		3,366		—
Accumulated other comprehensive income:
Application of SFAS No. 158, net of tax		30,223		(266,317)		—
Adjustment for excess of additional minimum liability		—		—		17,267

Stockholders’ equity under U.S. GAAP at December 31	Ps.	14,138,862	Ps.	9,193,259	Ps.	8,949,556

(a)	Application of Losses and Stock Issue Costs

In its MFRS financial statements, the Company recognizes the application of accumulated losses against common stock. This generally involves the reclassification of cumulative inflationary effects included within retained earnings, cumulative other comprehensive income, additional paid-in capital and the reserve for the repurchase of shares to common stock, and is done only upon approval of the stockholders of the Company. However, U.S. GAAP prohibits the reclassification of accumulated earnings against common stock except in certain circumstances.

In addition, when issuing common stock, under MFRS, offering costs in excess of additional paid-in capital are applied against retained earnings. U.S. GAAP requires that all offering costs in excess of additional paid-in capital be deducted against the value of common stock.

These differences do not affect total stockholders’ equity under U.S. GAAP, but rather represent reclassifications among the affected accounts within stockholders’ equity.

The following table shows a rollforward for 2007 of the accumulated adjustments to items within stockholders’ equity to reverse the effect of applications of losses and reclassify the presentation of offering costs within stockholders’ equity. For 2007, the Company applied losses as shown in the stockholders’ equity statement prepared under MFRS, as approved by the stockholders, and reversed below; all offering costs were applied to additional paid-in capital.

		Accumulated				Accumulated
		Adjustments for				Adjustments for
		Application of				Application of
		Losses and Offering				Losses and Offering
		Costs at January 1,	2007			Costs at December 31,
		2007	Reclassifications			2007

Common stock	Ps.	10,930,001	Ps.	—	Ps.	10,930,001
Additional paid-in capital		6,814,138		34,183		6,848,321
Reserve for repurchase of shares		(1,926,206)		(74,000)		(2,000,206)
Retained earnings (accumulated deficit)		(3,418,362)		74,000		(3,344,362)
Cumulative other comprehensive loss		(12,399,571)		(34,183)		(12,433,754)

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2007, undistributed earnings of investments accounted for under the equity method are Ps.1,319 million; restricted net assets of consolidated subsidiaries are Ps.2,914 million.

(b)	Proportionate Gross Consolidation Method

(i) As mentioned in Note 2(e), the Company fully consolidates ICAFD under MFRS as the Company exercises control over such entity, as defined by MFRS in Bulletin B-8, Consolidated and Combined Financial Statements and Valuation of Long-Term Investments in Shares. However, for purposes of U.S. GAAP, management has determined that the Fluor Corporation, owner of the remaining 49% of ICAFD’s equity, has the following substantive participating rights over ICAFD, as defined by Emerging Issues Task Force (“EITF”) Issue 96-16, Investor’s Accounting for an Investee when the Investor owns a Majority of the Voting Stock by the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights, by virtue of its participation in the following: (i) selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures; and (ii) establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business. Because of these substantive participating rights of the Fluor Corporation, the Company does not exercise unilateral control of ICAFD and is unable to consolidate ICAFD for U.S. GAAP purposes.

Accordingly, given that ICAFD is in the construction industry and is an unincorporated entity, the Company applies the proportionate gross consolidation method to its investment in ICAFD for purposes of U.S. GAAP as permitted by EITF Issue 00-1,“Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures”. Under this method, the Company proportionately recognizes its 50% share of the revenues, costs and expenses in ICAFD in the consolidated statements of income as well as its 50% share of the assets and liabilities of ICAFD in the consolidated balance sheets.

ICAFD is a joint venture between the Company and the Fluor Corporation and is organized as a sociedad de responsabilidad limitada (company with limited liability, or an “S. de R.L.”) in Mexico. An S. de R.L. is an unincorporated entity that is similar to a limited liability company (“LLC”) or limited liability partnership (“LLP”) under U.S. law.

S. de R.L.s have the following relevant characteristics:

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

S. de R.L.s are treated similar to LLCs under U.S. tax regulations.

Given the above, the Company considers that it meets the criteria of EITF Issue 00-1 in order to be able to account for ICAFD using the proportionate gross consolidation method.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summarized balance sheet and income statement of ICAFD under MFRS as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 on a 100% basis are presented as follows:

	December 31,		December 31,
	2007		2006

Balance Sheet Data:
Current assets	Ps.	3,982,399	Ps.	3,431,843
Non-current assets		351,912		475,649
Current liabilities		(3,019,704)		(2,714,369)
Non-current liabilities		(127,911)		(102,419)
Investment of minority interest		(82)		—

Partners’ equity	Ps.	1,186,614	Ps.	1,090,704

	Years Ended December 31,
	2007		2006		2005

Statement of Operations Data:
Total revenues	Ps.	8,004,381	Ps.	7,833,765	Ps.	8,129,871

Operating income		377,634		369,369		454,493
Other expense		26,868		39,522		41,142
Income before income tax expense		415,354		407,967		516,823
Income tax		46,523		119,583		130,498
Minority interest in results of consolidated subsidiaries		56		(248)		34

Net income	Ps.	368,831	Ps.	288,384	Ps.	386,325

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table shows the reconciliation of net income and stockholders’ equity for ICAFD from MFRS to U.S. GAAP:

	Years Ended December 31,
	2007		2006		2005

Reconciliation of Net Income:
Net majority income under MFRS	Ps.	368,775	Ps.	288,632	Ps.	386,291
U.S. GAAP adjustments:
Depreciation due to impairment adjustment		2,242		3,651		1,679
Deferred income tax related to U.S. GAAP adjustments		(2,201)		(4,784)		(4,165)
Deferred IETU tax related to U.S. GAAP adjustments		3,295		—		—
Cancellation of deferred income tax due to IETU adoption		(22,726)		—		—
Deferred employee profit sharing related to U.S. GAAP adjustments		(624)		(641)		(513)
Labor obligations		6,243		6,406		4,777

		355,004		293,264		388,069
Interest not controlled by ICA		(177,502)		(146,632)		(194,035)

Proportionate consolidated net income under U.S. GAAP	Ps.	177,502	Ps.	146,632	Ps.	194,034

	December 31,		December 31,
	2007		2006

Reconciliation of Partners’ Equity:
Majority partners’ equity under MFRS	Ps.	1,186,614	Ps.	1,090,704
Impairment of fixed assets		(23,507)		(25,749)
Labor obligations		(64,062)		(70,305)
Deferred income tax on U.S. GAAP adjustments		—		24,927
Deferred IETU tax related to U.S. GAAP adjustments		3,295		—
Deferred employee profit sharing		6,406		7,030
Reversal of additional minimum liability adjustment in equity from obligations under MFRS		3,619		2,421
Effect of implementation of SFAS No. 158		4,403		4,403
Effect of the year of SFAS No. 158		(17,407)		—
Income tax on effect of implementation of SFAS No. 158		3,277		(1,110)
Employee profit sharing on effect of implementation of SFAS No. 158		1,300		(441)

		1,103,938		1,031,880
Interest not controlled by ICA		(551,969)		(515,940)

Proportionate consolidated partners’ equity under U.S. GAAP	Ps.	551,969	Ps.	515,940

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Concession Accounting under IFRIC 12

As discussed in Note 3(a) to the financial statements under MFRS, effective January 1, 2007, the Company early adopted IFRIC 12. The effects of adoption resulted in reclassifying certain concession assets previously considered to be intangible assets to financial assets, as well as the recognition of revenues during the construction phase in certain concessions. In accordance with the transition provisions of IFRIC 12, financial statements previously issued as of December 31, 2006 and 2005 were restated to reflect the effects of adoption. Accordingly, net income from majority stockholders’ for the years ended December 31, 2006 and 2005 and stockholders’ equity as of December 31, 2006 under MFRS included in the above reconciliations are different from those amounts previously reported. Because the accounting for the Company’s concessions did not change under U.S. GAAP, the effects of adoption of IFRIC 12 are reversed in each year presented.

(d)	Bulletin B-15, Inflation Effects

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

The Restatement Factor used by the Company to restate prior period amounts was 1.0424. The applicable NCPI factor is 1.0375. Accordingly, the U.S. GAAP reconciliation includes an adjustment in 2006 and 2005 to reflect the difference between the Restatement Factor and NCPI, to ensure that ending net income and stockholders’ equity of those respective years under U.S. GAAP is restated based on the NCPI. The amounts that would result from using NCPI rather than Restatement Factor on individual line items in the 2006 and 2005 financial statements may be computed by dividing the reported MFRS amount by 1.0424 and multiplying the result by 1.0375.

As discussed in Note 30, NIF B-15, Translation of Foreign Currencies, is effective January 1, 2008, which modifies the accounting for the translation of operations of foreign subsidiaries. The Company is in the process of determining what effect the adoption of this NIF will have on this reconciling item.

(e)	Deferred Income Taxes and Statutory Employee Profit Sharing

Under MFRS, the Company accounts for deferred income taxes in accordance with Bulletin D-4, Income Tax, Asset Tax and Statutory Employee Profit Sharing, which requires a methodology similar to Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes, which is applied by the Company for purposes of the U.S. GAAP reconciliation. However, deferred taxes are classified as non-current for MRFS purposes while they are based on the classification of the related asset or liability for U.S. GAAP purposes.

As discussed in Note 20, during 2007, the IETU Law was enacted and will become effective in 2008. The Company determined whether it would be subject to ISR or IETU and recorded the deferred tax asset (liability) based on such determination. However, with respect to the MFRS financial statements, at those entities where, based on its projections, the Company will be subject to ISR in some years and IETU in others, the Company determined and recorded either the larger deferred tax liability or the smaller deferred tax asset. For purposes of U.S. GAAP, in those entities where, based on its projections, the Company will be

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subject to ISR in some years and IETU in others, the Company scheduled the reversal of temporary differences for each tax and determined by year whether the applicable reversing temporary differences should be those under ISR or IETU and applied the applicable rate to determine the appropriate amount of deferred taxes.

In addition, the Company calculates a deferred statutory employee profit sharing liability for purposes of MFRS based on the temporary differences between the accounting result and income for employee profit sharing purposes. However, U.S. GAAP requires that deferred employee profit sharing be based on the temporary differences between the financial reporting basis and the statutory employee profit sharing basis of assets and liabilities for those subsidiaries of the Company which have employees in Mexico. In 2005, the difference between MFRS and U.S. GAAP was not considered material. In 2007 and 2006, the difference between the accounting standards is recognized within the accompanying reconciliation to U.S. GAAP.

As discussed in Note 30, NIF D-3, Employee Benefits, is effective beginning January 1, 2008, which will require companies to calculate deferred PTU using a similar balance sheet methodology similar to that required by U.S. GAAP. The Company is in the process of determining what effect the adoption of this NIF will have on this reconciling item.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the net deferred income tax asset from MFRS to U.S. GAAP and the composition of the deferred income taxes under U.S. GAAP at December 31, 2007 and 2006 are as follows:

	December 31,
	2007		2006

Reconciliation of net deferred income tax liability:
Deferred income taxes under MFRS (see Note 20c, 20d and 20e)	Ps.	(1,536,747)	Ps.	—
Restatement of foreign-sourced fixed assets		—		1,890
Additional depreciation related to impairment reversal		(1,298)		(2,234)
Difference related to low-income housing sales		16,944		16,062
Difference related to severance payments		4,966		3,200
Deferred income tax related to proportional consolidation effects and decrease in valuation allowance for U.S. GAAP		—		(75,742)
Difference related to capitalized financing costs		(1,795)		—
Difference related to IFRIC 12 effects		12,540		—
Difference related to purchase method for minority interest		373		—
Reversal of prior year income tax liability		56,824		—
Recognition of deferred IETU liability		(176,003)		—

Net deferred income tax liability under U.S. GAAP	Ps.	(1,624,196)	Ps.	(56,824)

Composition of deferred income taxes:
Current:
Liabilities	Ps.	(420,368)	Ps.	(1,347,466)
Assets		337,161		—

Net current deferred income tax liability before valuation allowance		(83,207)		(1,347,466)
Valuation allowance		(10,085)		—

Net current deferred income tax liability		(93,292)		(1,347,466)
Non-current:
Liabilities		(1,810,014)		(1,537,706)

Assets		3,593,071		5,997,105

Net non-current deferred tax asset before valuation allowance		1,783,057		4,459,399
Valuation allowance		(3,313,961)		(3,168,757)

Net non-current deferred income tax (liability) asset		(1,530,904)		1,290,642

Net deferred income tax liability under U.S. GAAP	Ps.	(1,624,196)	Ps.	(56,824)

In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. FIN 48 became effective for fiscal years beginning after December 15, 2006 for public entities and their subsidiaries.

The Company adopted FIN 48 as of January 1, 2007, as required. The provisions of FIN 48 were applied to all tax positions under SFAS No. 109 upon initial adoption. The impact of adopting this interpretation was not material to the Company’s consolidated financial position, results of operations or cash flows.

(f)	Capitalization of Financing Costs

Financing and other costs are subject to capitalization under MFRS, including foreign exchange gains and losses, interest income and expense, and gains and losses from monetary position. According to U.S. GAAP, for debt obligations denominated in U.S. dollars, only interest expense with explicit interest rates and interest expense related to capital lease obligations are eligible for capitalization on qualifying assets. Consequently, in 2007, 2006 and 2005, such non-eligible amounts for U.S. GAAP that were capitalized under MFRS have been reversed in the U.S. GAAP reconciliation and treated as income or expense as appropriate. Additionally, the related effects of depreciation on the amounts capitalized have been reversed.

Total interest capitalized for U.S. GAAP purposes was Ps.12,861 and Ps.35,010 for the years ended December 31, 2007 and 2006, respectively. No interest was capitalized in 2005.

(g)	Revenue Recognition for Low-Income Housing Sales

The Company recognizes revenues derived from sales of low-income housing at the earlier of the date on which the house is completed and credit is approved by the financing agency or the title of the house has passed to the buyer.

In accordance with U.S. GAAP, sales are recognized when all of the following conditions are met: (i) a sale is consummated; (ii) the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property; (iii) the seller’s receivable is not subject to future subordination and (iv) the seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property. The reversal of these sales, net of their related cost of sales for 2007 and 2006 is included in the accompanying U.S. GAAP reconciliation. The amounts related to this adjustment in 2005 were not material.

(h)	Restatement of Foreign-Sourced Fixed Assets

Under MFRS, the Company applies the Fifth Amendment to Bulletin B-10, which allows foreign-sourced fixed assets to be restated for inflation using either of two methodologies. Under the first methodology, foreign-sourced fixed assets are restated by applying Mexican NCPI factors to the original cost of the asset, denominated in pesos. The alternate methodology, which is utilized by the Company, restates foreign-sourced fixed assets by applying the inflation factor of the country of origin to the original cost, denominated in the foreign currency, and then translating such amounts into pesos at the foreign exchange rate in effect at the most recent balance sheet date.

The alternate methodology is not consistent with Regulation S-X Rule 3-20(d) of the Securities and Exchange Commission. Accordingly, the effects of applying the alternate methodology to foreign-sourced fixed assets have been adjusted in the reconciliation of net income and stockholders’ equity to U.S. GAAP above, the resulting effect being that such foreign-sourced fixed assets are restated using the NCPI applied to original cost (the balance of the related assets at December 31, 1997 or historical cost if acquired subsequent to 1997) in pesos.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As discussed in the introduction to this note as well as Note 30, beginning January 1, 2008 with the issuance of NIF B-10, the Company expects that the basic financial statements under MFRS will no longer include inflationary effects, for which reason, this reconciling item will no longer be applicable in the future. Further, even during inflationary periods, the alternate methodology has been eliminated by NIF B-10.

(i)	Liability for Severance Payments, Pension Plan and Seniority Premiums

Under MFRS, effective January 1, 2005, the Company adopted the revised provisions of Bulletin D-3, Employee Benefits, which require the recognition of a severance indemnity liability calculated based on actuarial computations. The same recognition criteria under U.S. GAAP is established in SFAS No. 112, Employers’ Accounting for Postemployment Benefits, which has been effective since 1994, and requires that a liability for certain termination benefits provided under an ongoing benefit arrangement be recognized when the likelihood of future settlement is probable. Accordingly, in the adjustment in the 2005 reconciliation of net income of majority interest and of stockholders’ equity represents the reversal of the effects of the cumulative adoption of Bulletin D-3 and the removal of the intangible asset in the financial statements under MFRS. Also in 2006 and in 2007, the adjustment to net income includes the reversal of amortization of the intangible asset recognized under MFRS.

In addition, in 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS No. 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of December 31, 2007 and 2006 under SFAS No. 158 was measured as the difference between the fair value of plan assets and the projected benefit obligation on a plan-by-plan basis. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As discussed in Note 30, NIF D-3, Employee Benefits, is effective January 1, 2008. The Company is in the process of determining what effects, if any, adoption of this new NIF will have on this reconciling item.

	December 31,
	2007		2006

At December 31:
Projected benefit obligation	Ps.	588,475	Ps.	565,463
Unrecognized items		337,241		400,880

Accrued benefit cost recognized in the balance sheet	Ps.	925,716	Ps.	966,343

Change in benefit obligations:
Benefit obligation at beginning of year	Ps.	566,075	Ps.	538,450
Service cost		36,541		30,742
Interest cost		45,059		18,690
Actuarial loss		(32,197)		15,812
Benefits paid		(32,310)		(10,396)
Prior service cost		5,307		(27,223)

Benefit obligation at end of year	Ps.	588,475	Ps.	566,075

Components of net periodic benefit cost:
Service cost	Ps.	36,541	Ps.	30,742
Interest cost		45,059		18,690
Amortization of net loss		41,230		8,633

Net periodic benefit cost	Ps.	122,830	Ps.	58,065

Weighted-average assumption used to determine benefit obligations at December 31:
Discount rate		8.00%		8.50%
Rate of compensation increase		5.00%		5.00%
Weighted-average assumption used to determine net periodic benefit cost for years ended December 31:
Discount rate		8.00%		8.50%
Rate of compensation increase		5.00%		5.00%
Other comprehensive income:
Net loss and prior service credit recognized as component of net periodic pension cost:	Ps.	(32,866)	Ps.	(2,008)
Net transition obligation recognized as component of net periodic pension cost:	Ps.	(7,220)	Ps.	—
Net gain, prior service cost and transition obligation included in accumulated OCI:	Ps.	308,161	Ps.	369,886
Estimate to be recognized as a component of net periodic pension cost over the following fiscal year:
Net gain	Ps.	1,174	Ps.	1,601
Prior service cost	Ps.	31,942	Ps.	31,819
Transition obligation	Ps.	6,950	Ps.	7,155

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Seniority
	Premium	Severance
	Benefits	Benefits

2008	Ps. 1,774	Ps. 24,027
2009	2,293	21,092
2010	2,524	18,340
2011	2,357	16,443
2012	2,505	15,044
Thereafter	13,889	62,003

(j)	Impairment Reversal

In 2001, the Company recorded an impairment charge related to a construction property, based on the fair value of the property as compared to its carrying value, due to the fact that the Company no longer had projects that would require the use of such property. During 2003, ICAFD was awarded certain projects that would require the use of this construction property. As such, under MFRS, the Company reversed Ps.22,677 of the previously recorded impairment charge. Also, during 2004 the Company’s management reviewed the estimate of the recoverable value of the Acapulco Tunnel concession, considering the present value of future cash flows. As a result of its analysis, the Company recognized a reversal of Ps.179,437 of the impairment loss taken in previous years, recorded against the caption other expense in the statement of income in its MFRS financial statements.

In accordance with U.S. GAAP, the reversal of a previously recorded loss for impairment is not permitted. Therefore, the effects of these impairment reversals taken in those years are included as reconciling items in the reconciliation of stockholders’ equity. In addition, this line item in the reconciliation for 2007, 2006 and 2005 includes the reversal of additional depreciation expense that is recognized under MFRS, given a higher asset value than would be under U.S. GAAP, which was Ps.7,415, Ps.7,978 and Ps.5,889, respectively.

(k)	Minority Interest

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

As discussed in Note 30, SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, will be effective for the Company beginning January 1, 2009. SFAS No. 160 modifies the presentation of minority interest in the balance sheet and statement of income similar to that of MFRS, for which reason the Company anticipates that this difference will no longer be applicable beginning January 1, 2009.

(l)	Acquisition of Minority Interest

As discussed in Note 22(b), during 2007, the Company purchased a portion of the minority interest of two of its consolidated subsidiaries, GACN and Autopista del Occidente, S.A. de C.V. In conformity with MFRS, given that the transactions were between stockholders of the same economic entity, the excess purchase price paid above book value of the acquired shares was recorded as a stockholders’ equity

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

distribution. Accordingly, the 2007 statement of changes in stockholders’ equity under MFRS shows a reduction for Ps.530,891 representing the excess of the purchase price.

Under U.S. GAAP, the excess of the purchase price must be distributed between the fair value of the assets acquired and liabilities assumed under the purchase method of accounting of SFAS No. 141, Business Combinations. Accordingly, the effect included in stockholders’ equity under MFRS has been removed in the reconciliation to U.S. GAAP. Additionally, Ps.157,782 was allocated to the fair value of assets, including an intangible concession asset, which generated additional depreciation and amortization for U.S. GAAP purposes of Ps.2,133 as included in the accompanying reconciliation of net (loss) income.

As discussed in Note 30, SFAS No. 160 will be effective for the Company beginning January 1, 2009. SFAS No. 160 modifies the accounting for the acquisition of minority interest similar to that of MFRS, for which reason the Company anticipates that acquisitions of minority interest after December 31, 2008 will be accounted for in a similar manner under both MFRS and U.S. GAAP.

(m)	Other Differences and Supplemental U.S. GAAP and Securities and Exchange Commission Disclosures

(1) Inventories — At December 31, 2007, the Company classified Ps. 123,497 of advances to subcontractors within the caption “Real estate inventories” in its balance sheet under MFRS. Such amounts should be classified separately as prepaid expenses within the 2007 balance sheet under U.S. GAAP.

(2) Other (income) expense, net — The Company recorded the following amounts within other (income) expense, net in the accompanying MFRS financial statements: (i) in 2007, the reversal of Ps. 10,571 of value-added tax from concessioned highways; (ii) in 2007, 2006 and 2005, current and deferred PTU expense of Ps. 31,815, Ps. 147,420 and Ps. 103,965, respectively; and (iii) in 2007, 2006 and 2005, loss on the sale of property, plant and equipment of Ps. 667, Ps. 5,946 and Ps. 8,771, respectively.

Under U.S. GAAP, these expenses would be considered a component of operating income. This difference, which does not affect the determination of net income, would decrease other expense by Ps. 43,053, Ps., 153,366 and Ps. 112,736 in 2007, 2006 and 2005, respectively, and would decrease operating income by an equal amount in the respective years.

(3) Statement of cash flows — For MFRS purposes, the Company presents a statement of changes in financial position. However, for U.S. GAAP, it is required to present a statement of cash flows in accordance with SFAS No. 95, Statement of Cash Flows.

As discussed in Note 30, NIF B-2, Statement of Cash Flows, is effective January 1, 2008. The Company is in the process of determining the effects that the adoption of this NIF will have on this reconciling item.

The information for the years ended December 31, 2007, 2006 and 2005 is presented below, represents supplemental cash flow information on an MFRS basis, prepared under SFAS No. 95, excluding the effects of inflation in each individual line item.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Millions of
	U.S. Dollars
	(Convenience
	Translation)
	Year Ended
	December 31,	Year Ended December 31,
	2007	2007		2006		2005

OPERATING ACTIVITIES:
Consolidated net income (loss) under MFRS	$(72)	Ps.	(784,851)	Ps.	1,071,734	Ps.	805,556
Concession effect (IFRIC 12)	2		17,115		(42,298)		9,706
Adjustments to reconcile net income to net cash provided by operating activities:
Net income of minority interest of ICAFD reported under MFRS	(16)		(168,645)		(144,077)		(174,874)
Effects of inflation	6		63,656		(51,340)		(58,574)
Depreciation and amortization	59		640,290		769,076		662,569
Deferred income tax expense	152		1,653,676		177,321		261,265
Provision for seniority premiums and severance payments	7		73,956		52,362		92,365
Loss on sale of property, plant and equipment	—		679		11,391		6,389
Other reserves	3		34,268		19,259		35,000
Allowance for doubtful accounts	17		184,090		(27)		(305)
Share in net loss of affiliated companies	—		3,515		(14,259)		(95,821)
Gain on sale of investment	(1)		(9,063)		(11,310)		(15,847)
Unrealized exchange loss (gain)	3		33,977		153,829		(263,041)
Uncollected interest income	—		(2,963)		—		—
Interest payable	—		—		25,810		5,786
Long-term provisions	(4)		(41,196)		(387,939)		196,673
Changes in operating assets and liabilities (excluding acquisitions and disposals):
Trade receivables	(17)		(185,774)		(260,753)		(7,661)
Contract receivables	842		9,157,038		(2,648,850)		(3,612,622)
Cost and estimated earnings in excess of billings on uncompleted contracts	(55)		(597,544)		(1,123,642)		(320,800)
Other receivables	(64)		(696,747)		(1,178,323)		328,717
Inventories	(6)		(65,083)		(99,761)		(71,674)
Real estate inventories	(62)		(670,827)		(711,769)		57,993
Trade accounts payable	(6)		(61,522)		663,391		10,011
Other current liabilities	—		(3,777)		586,644		(325,017)
Advances from customers	(100)		(1,088,955)		393,567		236,836

Net cash generated by (used in) operating activities	688		7,485,313		(2,749,964)		(2,237,370)

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Millions of
	U.S. Dollars
	(Convenience
	Translation)
	Year Ended
	December 31,	Year Ended December 31,
	2007	2007		2006		2005

INVESTING ACTIVITIES:
Acquisitions of property, plant and equipment	(43)		(468,973)		(732,199)		(178,858)
Investment in concessions	(80)		(872,679)		(456,286)		(16,543)
Proceeds from sale of property, plant and equipment	6		69,244		98,547		36,483
Investment in affiliated companies	(359)		(3,903,543)		217,859		(30,880)
Loan due from to affiliated company	(5)		(54,419)		(143,901)		137,137
Cash proceeds from sale of investments in affiliated companies	2		22,401		109,595		624,326
Marketable securities	—		—		305,280		(305,280)
Restricted cash and cash equivalents	27		297,992		306,891		440,006

Net cash generated by (used in) investing activities	(452)		(4,909,977)		(294,214)		706,391

FINANCING ACTIVITIES:
Payments of long-term debt	(843)		(9,176,436)		(72,251)		(614,570)
Proceeds from long-term debt	293		3,184,612		2,355,902		3,183,289
Repayments of notes payable	(61)		(668,954)		—		—
Proceeds from short-term debt	66		713,411		(123,186)		121,027
Payments of short-term debt	—		—		832,782		(931,424)
Issuance of common stock	532		5,789,408		79,708		2,451,173
(Decrease) increase in minority interest	(72)		(778,885)		(269,601)		99,473
Derivative financial instruments	4		52,433		21,046		(74,074)

Net cash generated by (used in) financing activities	(81)		(884,411)		2,824,400		4,234,894

Inflation and exchange rate effect			(10,884)		(18,581)		(21,407)
Net (decrease) increase in cash and cash equivalents	154		1,680,041		(238,359)		2,682,508
Cash and cash equivalents at beginning of the year	367		3,989,392		4,227,751		1,545,243

Cash and cash equivalents at the end of the year	$521	Ps.	5,669,433	Ps.	3,989,392	Ps.	4,227,751

Cash paid for:
Interest		Ps.	964,653	Ps.	647,291 (1)	Ps.	845,854
Income taxes			219,239		80,808		80,158
Supplemental non-cash investing activity:
Acquisitions of fixed assets on account		Ps.	359,681	Ps.	158,009	Ps.	124,129

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	This amount has been restated (Ps.92,020, previously reported).

(4) Statement of comprehensive income — The Company’s statements of comprehensive income for the years ended December 31, 2007, 2006 and 2005, after giving effect to the U.S. GAAP adjustments described above, are set forth below:

	Millions of
	U.S. Dollars
	(Convenience
	Translation)
	Year Ended
	December 31,
	2007	2007		2006		2005

Net income under U.S. GAAP	$(90)	Ps.	(985,175)	Ps.	484,189	Ps.	500,211

Other comprehensive income (loss):
Foreign currency translation	1		15,606		(38,192)		(186,667)
Effect of the year of SFAS No. 158	3		30,223
Adjustment for excess of additional liability	—		—		—		17,267

Comprehensive income (loss) under U.S. GAAP	$(86)	Ps.	(939,346)	Ps.	445,997	Ps.	330,811

(5) Earnings per share in accordance with U.S. GAAP — Basic earnings per share is calculated by dividing income available to common stockholders by the weighted average number of shares outstanding during the period. The computation of diluted earnings per share is adjusted to include any potential common shares. Potential common shares include the Company’s stock options under the 2000 stock option plan. The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, 2007, 2006 and 2005, prepared in accordance with U.S. GAAP are as follows:

	Years Ended December 31,
	2007		2006		2005

Basic (loss) earnings per share:	Ps.	(2.28)	Ps.	1.19	Ps.	1.44

Diluted (loss) earnings per share:	Ps.	(2.28)	Ps.	1.19	Ps.	1.44

Weighted average shares outstanding (thousands)		432,198		404,182		347,127
Dilutive effects of stock option		651		815		383

Total potential dilutive shares		432,849		404,997		347,510

(6) Stock option plan — As discussed in the MFRS disclosures, the Company established an employee stock option plan in March 2000. During 2004, the stockholders determined that no further grants would be made under the plan but that those awards outstanding would keep their original terms through the life of the award. Through December 31, 2006, for purposes of U.S. GAAP, the Company applied APB No. 25, Accounting for Stock Issued to Employees, in order to determine compensation cost related to the grant of stock options to employees. On January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), Share-Based Payment, using modified prospective application.

On the date of grant of the options, the exercise price of the options was equal to or less than the market price of the stock on the date of grant, resulting in zero intrinsic value under APB 25 and thus, no related compensation expense. On April 16, 2005, the Company’s stockholders held a meeting approving the reduction of the exercise price on past grants to Ps.3.75. This amendment affected the 2002 grant, which was the only grant whose exercise price was greater than Ps.3.75. As a result of this modification to reduce the

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exercise price of the award, the 2002 grant became subject to variable accounting under Financial Accounting Standards Board Interpretation (“FIN”) No. 44, Accounting for Certain Transactions Involving Stock Compensation. Accordingly, compensation cost of Ps.1,884 was recognized in the reconciliation of consolidated net income for the year ended December 31, 2005.

All awards granted were vested through 2005 except for the 2003 grant, which vested in April 2006. Accordingly, based on the modified prospective application method required by SFAS No. 123(R), the Company recognized Ps. 1,483 of compensation cost related to the unvested portion of the 2003 award in 2006. Compensation cost was recognized based on the award’s grant-date fair value, which was the fair value previously calculated for purposes of the Company’s pro forma disclosure.

In addition, 633,032, 1,431,302 and 1,192,455 shares were exercised during 2007, 2006 and 2005 respectively, for which a cost (and corresponding additional paid-in capital) of Ps. 19,150, Ps. 19,910 and Ps. 4,248, respectively, was recognized under MFRS related to the difference between the fair value of the stock and the exercise price on the date of exercise. For purposes of U.S. GAAP, as compensation cost is recognized over the service period of the employees, no additional compensation cost is recognized upon exercise of the options. Accordingly, such amount is reversed in the reconciliation of consolidated net income and stockholders’ equity in 2007, 2006 and 2005. Furthermore, under U.S. GAAP, upon exercise of the options, given that the stock has no par value, the value of common stock is calculated as the amount of cash received from the exercise plus amounts previously credited to additional paid-in capital for services rendered that were charged to compensation cost. The 2002 and 2003 tranches were the only tranches on which compensation cost was recognized under APB 25 and SFAS No. 123(R). During 2005, as none of the options exercised were from the 2002 grant, the amount of common stock recognized under both MFRS and U.S. GAAP was solely represented by the cash proceeds received. During 2007 and 2006, exercises were made from the 2002 and 2003 tranches; accordingly, the value of common stock was represented by the cash proceeds received from the exercise and the previously recognized compensation expense of Ps.740 and Ps. 2,448 which for U.S. GAAP purposes would be reclassified from additional paid-in capital to common stock.

Prior to the adoption of SFAS No. 123(R), given that the Company followed accounting under APB 25, it was subject to pro forma compensation cost presentation requirements previously required of SFAS No. 123; subsequent to the adoption of SFAS No. 123(R), pro forma information is not required. Pro forma information previously reported in 2005, as well as other additional disclosures required by SFAS No. 123(R), are presented below.

Options outstanding as of December 31, 2007 consist of 903,352 options, all with an exercise price of Ps.22.50 and a weighted-average remaining contractual life of 2.29 years. At December 31, 2006, all options have vested. Accordingly, as of December 31, 2007, 2006 and 2005, options exercisable consist of 903,352, 1,536,384 and 2,544,824 shares, respectively, at a weighted average exercise price of Ps. 22.50 and a weighted-average remaining contractual life at December 31, 2007 of 2.29 years.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reflects the Company’s employee stock option activity from January 1, 2004 through December 31, 2007, and the weighted average exercise prices:

		Weighted Average
	Number of Shares	Exercise Price

Options outstanding at January 1, 2005	4,160,308	22.50
Granted	1,192,455	22.50
Forfeited	167

Options outstanding at December 31, 2005	2,967,686	22.50
Granted	—
Forfeited	—
Exercised	1,431,302

Options outstanding at December 31, 2006	1,536,384	22.50
Granted	—
Forfeited	—
Exercised	633,032

Options outstanding at December 31, 2007	903,352	22.50

The following table illustrates the effect on net income and net income per share under U.S. GAAP as if the Company had applied the fair value recognition provisions of SFAS No. 123(R) at December 31, 2005, including the effects of modification accounting as required for the modification of the exercise price on the 2002 grant in 2005 as discussed previously. For purposes of these pro forma disclosures, the estimated fair value of the options is amortized over the options’ vesting period.

	Year Ended,
	December 31,
	2005

Net income under U.S. GAAP	Ps.	500,211
Plus: Compensation cost recognized under APB No. 25		1,884
Minus: Stock-based employee compensation expense determined using the fair value method		(6,949)

Pro forma net income U.S. GAAP	Ps.	495,146

(7) Valuation and qualifying accounts — Changes in the Company’s valuation and qualifying accounts are outlined in the table below. Rollforward information for the years ended December 31, 2007, 2006 and 2005 for short-term and long-term provisions is included in Note 17. Additionally, rollforward information for

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the year ended December 31, 2007, 2006 and 2005, for the allowance for doubtful accounts is included in Note 5:

	Balance at		Additions Charged						Balance at
	Beginning of		to Costs and		Inflation				End of
Description	Year		Expenses		Effects		Deductions		Year

Allowance for impairment(1):
Year ended December 31, 2005	Ps.	1,116,143	Ps.	—	Ps.	—	Ps.	—	Ps.	1,116,143
Year ended December 31, 2006	Ps.	1,116,143	Ps.	—	Ps.	—	Ps.	—	Ps.	1,116,143
Year ended December 31, 2007	Ps.	1,116,143	Ps.	—	Ps.	—	Ps.	—	Ps.	1,116,143
Allowance for obsolete inventory(2):
Year ended December 31, 2005	Ps.	1,044	Ps.	94,350	Ps.	—	Ps.	—	Ps.	95,394
Year ended December 31, 2006	Ps.	95,394	Ps.	22,446	Ps.	(3,713)	Ps.	—	Ps.	114,127
Year ended December 31, 2007	Ps.	114,127	Ps.	—	Ps.	(4,125)	Ps.	(732)	Ps.	109,270

(1)	Includes impairment losses related to the Company’s property, plant and equipment, investment in concessions and investments in associated companies.

(2)	Amounts represent allowance for obsolete material and spare parts inventories as well as reserves for real estate inventories.

30.	New Accounting Principles

Mexico

In 2007, the Mexican Board for Research and Development of Financial Information Standards (“CINIF”) issued the following NIFs and INIFs , which became effective for fiscal years beginning on January 1, 2008:

NIF B-2, Statement of Cash Flows

NIF B-10, Effects of Inflation

NIF B-15, Translation of Foreign Currencies

NIF D-3, Employee Benefits

NIF D-4, Taxes on Income

INIF 5, Recognition of the Additional Consideration Agreed to at the Inception of a Derivative Financial Instrument to Adjust It to Fair Value

INIF 6, Timing of Formal Hedge Designation

INIF 7, Application of Comprehensive Income or Loss Resulting From a Cash Flow Hedge on a Forecasted Purchase of a Non-Financial Asset

Some of the significant changes established by these standards are as follows:

•	NIF B-2, Statement of Cash Flows. This NIF establishes general rules for the presentation, structure and preparation of a cash flow statement, as well as the disclosures supplementing such statement, which replaces the statement of changes in financial position. NIF B-2 requires that the statement show a company’s cash inflows and outflows during the period. Line items should be preferably presented gross. Cash flows from financing activities are now presented below those from investing activities (a departure from the statement of changes in financial position). In addition, NIF B-2 allows entities to determine and present their cash flows from operating activities using either the direct or the indirect method.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	NIF B-10, Effects of Inflation. This NIF defines two economic environments: a) inflationary environment, when cumulative inflation of the three preceding years is 26% or more, in which case, the effects of inflation should be recognized using the comprehensive method; and b) non-inflationary environment, when cumulative inflation of the three preceding years is less than 26%, in which case, no inflationary effects should be recognized in the financial statements. Additionally, NIF B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and requires that the cumulative gain or loss from holding non-monetary assets be reclassified to retained earnings, if such gain or loss is realized; the gain or loss that is not realized will be maintained in stockholders’ equity and charged to current earnings of the period in which the originating item is realized. Accordingly, the potential effects of adopting NIF B-10 could include (i) no longer recognizing monetary gains and losses attributable to the effects of inflation on monetary assets and liabilities; (ii) ceasing to adjust the carrying value of non-monetary assets for inflation and currency variations; (iii) ceasing to re-express the results of prior periods (such that prior period results will continue to be expressed in constant pesos of December 31, 2007); (iv) no longer recalculating the results of foreign operations by applying the period end exchange rate to the inflation-adjusted local currency, but instead, using nominal local currency amounts and applying average exchange rates for the period; (v) ceasing to use inflation-adjusted assumptions in determining employee benefit obligations and instead using nominal discount rates and other assumptions.

•	NIF B-15, Translation of Foreign Currencies. NIF B-15 eliminates classification of integrated foreign operations and foreign entities and incorporates the concepts of accounting currency, functional currency and reporting currency. NIF B-15 establishes the procedures to translate the financial information of a foreign subsidiary: i) from the accounting to the functional currency; and ii) from the functional to the reporting currency, and allows entities to present their financial statements in a reporting currency other than their functional currency.

•	NIF D-3, Employee Benefits. This NIF addresses current and deferred employee statutory profit-sharing, or PTU. Deferred PTU should be calculated using the same methodology established in NIF D-4. It also includes the career salary concept and the amortization period of most items is reduced to five years, as explained below.

Items will be amortized over a five-year period, or less, if employees’ remaining labor life is less than the:

•	Beginning balance of the transition liability for severance and retirement benefits

•	Beginning balance of past service cost and changes to the plan

•	Beginning balance of gains and losses from severance benefits, according to actuarial calculations, should be amortized against the results of 2008

•	Beginning balance of gains and losses from retirement benefits, according to actuarial calculations, should be amortized over a five-year period (net of the transition liability), with the option to fully amortize such item against the results of 2008.

•	NIF D-4, Taxes on Income. This NIF relocates accounting for current and deferred PTU to NIF D-3, eliminates the permanent difference concept, redefines and incorporates various definitions and requires that the cumulative ISR effect be reclassified to retained earnings, unless it is identified with some of the other comprehensive income items that have not been applied against current earnings.

•	INIF 5, Recognition of the Additional Consideration Agreed to at the Inception of a Derivative Financial Instrument to Adjust It to Fair Value. INIF 5 states that any additional consideration agreed to at the inception of a derivative financial instrument to adjust it to its fair value at that time should be part of the instrument’s initial fair value and not subject to amortization as established by paragraph 90 of Bulletin C-10. INIF 5 also establishes that the effect of the change should be prospectively

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognized, affecting results of the period in which this INIF becomes effective. If the effect of the change is material, it should be disclosed.

•	INIF 6, Timing of Formal Hedge Designation. INIF 6 states that hedge designations may be made as of the date a derivative financial instrument is contracted, or at a later date, provided its effects are prospectively recognized as of the date when formal conditions are met and the instrument qualifies as a hedging relationship. Paragraph 51.a) of Bulletin C-10 only considered the hedge designation at the inception of the transaction.

•	INIF 7, Application of Comprehensive Income or Loss Resulting From a Cash Flow Hedge on a Forecasted Purchase of a Non-Financial Asset. INIF 7 states that the effect of a hedge reflected in other comprehensive income or loss resulting from a forecasted purchase of a non-financial asset should be capitalized within the cost of such asset, whose price is set through a hedge, rather than reclassifying the effect to the results of the period affected by the asset, as required by Paragraph 105 of Bulletin C-10. The effect of this change should be recognized by applying any amounts recorded in other comprehensive income or loss to the cost of the acquired asset, as of the effective date of this INIF.

At the date of issuance of these consolidated financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.

United States of America

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years for financial assets and liabilities such as derivatives measured at fair value under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, an irrevocable election to measure hybrid financial instruments at fair value under SFAS No. 155 Accounting for Certain Hybrid Financial Instruments, servicing assets and liabilities measured at fair value under SFAS No. 156, Accounting for Servicing of Financial Assets, etc. SFAS No. 157 has been deferred until fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities such as asset retirement obligations measured at fair value at initial recognition under SFAS No. 143, Accounting for Asset Retirement Obligations, long-lived asset groups measured at fair value under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, liabilities for exit or disposal activities measured at fair value under SFAS No. 146, Accounting for Costs Associated With Exit or Disposal Activities, etc. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115. SFAS No. 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. The objective is to expand the use of fair value measurements in accounting for financial instruments. The fair value option permits a company to choose to measure eligible items at fair value at specified election dates. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings after adoption. SFAS No. 159 is effective for fiscal years beginning after November 15, 2006. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. SFAS No. 160 (a) amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary; (b) changes the way the consolidated income statement is presented; (c) establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation; (d) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (e) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 must be applied prospectively but presentation and disclosure requirements (relating to the presentation of minority interest in the balance sheet and statement of income) must be applied retrospectively to provide comparability in the financial statements. Early adoption is prohibited. The Company does not anticipate the adoption of this new accounting principle will have a material effect on its consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations — a replacement of FASB No. 141. SFAS No. 141(R) requires (a) a company to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at fair value as of the acquisition date; and (b) an acquirer in preacquisition periods to expense all acquisition-related costs. SFAS No. 141(R) requires that any adjustments to an acquired entity’s deferred tax asset and liability balance that occur after the measurement period be recorded as a component of income tax expense. This accounting treatment is required for business combinations consummated before the effective date of SFAS No. 141(R) (non-prospective), otherwise SFAS No. 141(R) must be applied prospectively. The presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements. Early adoption is prohibited. SFAS No. 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not anticipate the adoption of this new accounting principle will have an immediate material effect on its consolidated financial position, results of operations and cash flows.

On March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, which enhances the current disclosure framework in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 161 primarily requires (i) qualitative disclosures about objectives and strategies for using derivatives in the context of each instrument’s primary underlying risk exposure; (ii) quantitative disclosures about the location and fair value amounts of and gains and losses on derivative instruments, in a tabular format; and (iii) disclosures about credit-risk-related contingent features in derivative agreements. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is in the process of determining the effects of this new standard on its consolidated financial information.

31.	Subsequent events

In March 2008, ICA acquired 100% of the shares of Consorcio del Mayab, S.A. de C.V. (the “Mayab Consortium”) for Ps. 870 million. The Mayab Consortium holds the concession for the upgrade, operation, conservation and maintenance for 30 years of the 241.5 km highway between Kantunil and Cancun in the states of Yucatan and Quintana Roo, respectively.

On March 25, 2008, one of the subsidiaries of the Company issued new securitization certificates for an amount of Ps.1,250 million, which accrue interest on any unpaid balance and mature beginning December 30, 2010 through December 30, 2033. Proceeds received were used to repay existing debt of Ps. 800 million.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

32.	Authorization for issuance of financial statements

On March 6, 2008, the issuance of these financial statements was authorized by Dr. José Luis Guerrero Álvarez, General Director of Empresas ICA, S.A.B. de C.V., subsequent to which additional disclosures related to U.S. GAAP were included. These consolidated financial statements are subject to approval at the ordinary stockholders’ meeting, where they may be modified based on provisions set forth by the Mexican General Corporate Law.