Form 20-F
period 2008-12-31
ICA CORP
filed 2009-06-12
CIK 885012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
Commission file number: 001-11080
Empresas ICA, S.A.B. de C.V.
(Exact name of registrant as specified in its charter)

The ICA Corporation (Translation of registrant’s name into English)	United Mexican States (Jurisdiction of incorporation or organization)
Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)
Alonso Quintana
Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(5255) 5272 9991 x 3653
alonso.quintana@ica.com.mx
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered

Ordinary Shares Ordinary Participation Certificates, or CPOs, each representing one Ordinary Share	New York Stock Exchange, Inc.* New York Stock Exchange, Inc.*
American Depositary Shares, or ADSs, evidenced by American Depositary Receipts, each representing four CPOs	New York Stock Exchange, Inc.

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 493,203,752 Ordinary Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☐ IFRS ☐ Other ☑
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

PART I
Introduction
Empresas ICA, S.A.B. de C.V., or ICA, is a corporation (sociedad anonima bursatil de capital variable) organized under the laws of the United Mexican States, or Mexico. Our principal executive offices are located at Blvd. Manuel Avila Camacho 36, Col. Lomas de Chapultepec, Del. Miguel Hidalgo, 11000, Mexico City, Mexico.
Item 1. Identity of Directors, Senior Management and Advisors
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. SELECTED FINANCIAL DATA
Our consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards, or MFRS (individually referred to as a Mexican Financial Information Standard (Norma de Informacion Financiera), or NIF and Bulletin), which differ in certain significant respects from accounting principles generally accepted in the United States, or U.S. GAAP. Note 29 to our consolidated financial statements provides a description of the principal differences between MFRS and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our consolidated net income and consolidated stockholders’ equity.
We publish our consolidated financial statements in Mexican pesos.
References in this annual report to “dollars,” “U.S.$” or “U.S. dollars” are to United States dollars. References to “Ps.” or “pesos” are to Mexican pesos. This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.13.83 to U.S.$1.00, the noon buying rate for Mexican pesos on December 31, 2008 as published by the Federal Reserve Bank of New York. On June 5, 2009, the Federal Reserve noon buying rate was Ps.13.30 to U.S.$1.00.
The term “billion” as used in this annual report means 1,000 million. Certain amounts in this annual report may not sum due to rounding.
Unless otherwise noted herein, all share, per share, ADS and per ADS data in this annual report have been adjusted for all periods presented to reflect (a) the 6:1 reverse stock split that we undertook in December 2005, in which holders of our ordinary shares received one newly issued ordinary share for every six old ordinary shares, and the simultaneous change in the exchange ratio of ADSs to ordinary participation certificates, or CPOs, from 1:6 to 1:12; and (b) the change in the ratio of ADSs to CPOs from 1:12 to 1:4 that we undertook in August 2007. In both cases, the ratio of ordinary shares and CPOs remained 1:1.
Our consolidated financial statements are prepared in accordance with MFRS. Significant changes in MFRS during 2008 are discussed below. Note 29 to our audited consolidated financial statements provides a description of the principal differences between MFRS and U.S. GAAP as they relate to our company, together with a reconciliation to U.S. GAAP of net income and stockholders’ equity.

Cessation of Inflation Accounting under MFRS
Through the end of 2007, Bulletin B-10, Recognition of the Effects of Inflation on Financial Information, of MFRS required us to recognize certain effects of inflation in our consolidated financial statements, including by requiring us to restate financial statements from prior periods to constant pesos as of the end of the most recent period presented. The method of restatement required us to calculate a restatement factor using a weighted average rate based upon the Mexican National Consumer Price Index, or NCPI, and allowed us, under Bulletin B-15, Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations, to use the inflation and foreign exchange rates of the countries in which we have foreign subsidiaries. The recognition of the effects of inflation through December 31, 2007 principally resulted in the recognition of gains and losses for inflation on non-monetary and monetary items, which were presented in the financial statements under the captions of “Restatement of common stock”, “Excess (insufficiency) in restated stockholders’ equity” and “Monetary position result”. See Note 3b to our consolidated financial statements.
Effective January 1, 2008, NIF B-10, Effects of Inflation, of MFRS no longer requires us to recognize the effects of inflation unless the economic environment qualifies as “inflationary”. An environment is considered inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over the three preceding years (equivalent to an average of 8% in each year). Because of the relatively low level of Mexican inflation in recent years (6.5% in 2008, 3.8% in 2007 and 4.1% in 2006), the cumulative inflation rate in Mexico over the three-year period preceding December 31, 2008 does not qualify the economic environment as inflationary. Additionally, based on current forecasts, we do not expect the economic environment of Mexico or any other country where we operate to qualify as inflationary in 2009. These expectations could change depending on actual economic performance.
As a result, we are presenting our 2008 financial statements without inflation accounting. Financial information for dates and periods prior to 2008 continue to be expressed in constant pesos as of December 31, 2007.
Effects of Inflation Accounting on U.S. GAAP Reconciliation
U.S. GAAP does not ordinarily contemplate the recognition of effects of inflation or the restatement of prior-period financial statements. However, in reconciling our net income and stockholders’ equity for periods prior to 2008 to U.S. GAAP, we have generally not reversed the effect of inflation accounting under MFRS, pursuant to an accommodation provided by the SEC to permit the presentation of inflation in a company’s reconciliation from local principles to U.S. GAAP for companies in countries where local accounting principles require comprehensive price-level adjusted financial statements. There are two exceptions to this accommodation that apply specifically to us: (i) through 2007, we restated prior period financial statements using a weighted average re-expression factor that considered inflation and currency exchange rates in the countries where our foreign subsidiaries operate, in order to take into account our foreign operations, although the SEC requires that restatement of prior period financial statements be based solely on the NCPI; and (ii) through 2007, we restated our non-monetary assets of foreign origin using a specific index which represents the NCPI of the country of origin applied to the historical cost in the foreign currency, subsequently translated to Mexican pesos using the exchange rate in effect at the most recent balance sheet date; the SEC requires that restatement of non-monetary assets of foreign origin be based solely on the NCPI. The effects of both of these exceptions are included as reconciling items in our reconciliation to U.S. GAAP through December 31, 2007. See note 29 to our consolidated financial statements.
Other Significant Changes to MFRS in 2008
As noted above, we previously applied the restatement factor established in Bulletin B-15, and the alternative methods allowed by it to restate financial information to constant pesos, which was suspended as of January 1, 2008. We also applied this Bulletin in the recognition of foreign currency transactions and the translation of the financial statements of our foreign operations. Bulletin B-15 was replaced by NIF B-15, Foreign Currency Translation, beginning January 1, 2008, which eliminates the classification of foreign operations as integrated foreign operations and autonomous foreign entities, and instead establishes the concepts of recording currency, functional currency and reporting currency. We began to apply NIF B-15 on January 1, 2008.
Additionally, through December 31, 2007, we were required to present a statement of changes in financial position in accordance with Bulletin B-12, Statement of Changes in Financial Position. Beginning January 1, 2008, this Bulletin was replaced with NIF B-2, Statement of Cash Flows, which requires companies to present a statement of cash flows using either the direct or indirect method.
Other changes in MFRS include NIF D-3, Employee Benefits, NIF D-4, Income Taxes, INIF 5, Recognition of the Additional Consideration Agreed to at the Inception of a Derivative Financial Instrument, and INIF 7, Application of Comprehensive Income or Loss Resulting from a Cash Flow Hedge on a Forecasted Purchase of a Non-Financial Asset. See Note 3a to our consolidated financial statements for further discussion.

Financial Data
The following tables present our selected consolidated financial information for or as of each of the periods or dates indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes to our consolidated financial statements.

	2008		2008		2007		2006		2005		2004
	(Millions of
	U.S. dollars)(1)		(Thousands of Mexican pesos, except per share, per ADS and inflation data)
Income Statement Data:
MFRS:
Total revenues	U.S.$	1,970	Ps.	27,243,023	Ps.	22,489,019	Ps.	22,713,683	Ps.	20,004,984	Ps.	14,241,679
Gross profit		310		4,284,722		3,553,917		3,289,517		2,572,209		1,762,262
Selling, general and administrative expense		166		2,296,506		2,003,509		1,585,977		1,450,615		1,224,846
Operating income		144		1,988,216		1,550,408		1,703,540		1,121,594		537,416
Financing cost (income), net		34		470,655		419,530		168,829		105,385		(40,276)
Other (income) expense, net(2)		(5)		(70,419)		(22,706)		87,673		(58,188)		47,670
Income tax expense(3)		27		369,660		1,949,263		397,742		375,311		556,280
Share in loss (income) of affiliated companies		31		432,607		(10,828)		(22,438)		(106,470)		(190,688)
Consolidated net income (loss)		57		785,713		(784,851)		1,071,734		805,556		164,430
Net income (loss) of minority interest		24		332,828		89,576		355,336		269,646		68,794
Net income (loss) of majority interest		33		452,885		(874,427)		716,398		535,910		95,638
Basic and diluted earnings (loss) per share of majority interest(5)		0.07		0.91		(2.02)		1.77		1.54		0.31
Basic and diluted earnings (loss) per ADS of majority interest(5)		0.26		3.64		(8.09)		7.09		6.18		1.23
Weighted average shares outstanding (000s):
Basic and diluted(5)		497,263		497,263		432,198		404,182		347,127		310,177
U.S. GAAP:
Total revenues		1,376		19,026,389		17,571,289		18,064,385		15,792,102		11,938,175
Operating (loss) income(6)		127		1,759,786		1,225,709		1,467,234		847,359		520,157
Income (loss) from continued operations(4)		(78)		(1,077,951)		(985,175)		484,189		500,211		(45,371)
Income (loss) from discontinued operations(4)		—		—		—		—		—		66,446
Consolidated net income (loss)		(78)		(1,077,951)		(985,175)		484,189		500,211		21,075
Basic earnings (loss) per share from:
Continuing operations(5)		(0.16)		(2.17)		(2.28)		1.19		1.44		(0.15)
Discontinued operations(5)		—		—		—		—		—		0.21
Basic earnings (loss) per share(5)		(0.16)		(2.17)		(2.28)		1.19		1.44		0.07
Basic earnings (loss) per ADS(5)		(0.63)		(8.67)		(9.12)		4.79		5.76		0.27
Diluted earnings (loss) per share from:
Continuing operations(5)		(0.16)		(2.17)		(2.28)		1,19		1.44		(0.15)
Discontinued operations(5)		—		—		—		—		—		0.21
Diluted earnings (loss) per share(5)		(0.16)		(2.17)		(2.28)		1.19		1.44		0.07
Diluted earnings (loss) per ADS(5)		(0.63)		(8.67)		(9.12)		4.79		5.76		0.27
Weighted average shares outstanding (000s):
Basic(5)		497,263		497,263		432,198		404,182		347,127		310,030
Diluted(5)		497,598		497,598		432,849		404,997		347,510		310,030
Balance Sheet Data:
MFRS:
Total assets	U.S.$	3,766	Ps.	52,076,819	Ps.	36,185,407	Ps.	37,852,306	Ps.	33,739,144	Ps.	22,644,021
Long-term debt(7)		1,007		13,924,518		5,990,094		7,582,276		10,879,733		6,938,369
Capital stock		936		12,956,267		13,722,959		7,889,373		8,055,136		9,868,822
Total stockholders’ equity		1,317		18,209,457		18,863,138		14,747,389		13,978,735		6,592,774
U.S. GAAP:
Total assets		3,220		44,527,346		34,462,058		34,738,561		31,465,898		20,659,125
Long-term debt(7)		974		13,469,371		5,990,094		7,546,634		10,782,992		7,095,025
Capital stock(8)		1,337		18,486,005		17,778,322		17,059,623		16,998,966		14,385,895
Stockholders’ equity(8)		919		12,663,477		14,138,862		9,193,259		8,949,556		5,982,712
Other Data:
MFRS:
Capital expenditures		541		7,478,298		5,393,337		1,105,492		610,393		1,163,312
Depreciation and amortization		69		954,020		698,316		864,785		780,660		991,708
Inflation Data:
Change in consumer price index		6.52		6.52		3.75		4.05		3.33		5.19
Restatement factor		—		—		4.24		4.49		0.15		3.64

(1)
Except share, per share, per ADS and inflation data. Amounts stated in U.S. dollars as of and for the year ended December 31, 2008 have been translated at a rate of Ps.13.83 to U.S.$1.00 using the Federal Reserve noon buying rate on December 31, 2008. See “Exchange Rates.”

(2)
Includes for 2008 principally gains on sales of equipment of Ps.10.6 million and a gain on contract settlement of Ps.39.1 million. Includes for 2007 Ps.68 million for the reversal of an uncollectible account receivable from the sale of an investment, Ps.32 million of statutory employee profit sharing expense and Ps.13 million of other income related to value-added tax reversals and gains on sales of investments. For 2006, includes Ps.37 million from reversals of taxes for unconsolidated entities, Ps.12 million of gains on sales of investments and Ps.11 million of other income, offset by Ps.147 million of statutory employee profit sharing expense. Includes for 2005 gain on purchases and sales of investments of Ps.103 million, other income of Ps.58 million relating to gain from sale of claims rights and Ps.104 million of statutory employee profit sharing expense. Includes for 2004 other expense of Ps.34 million relating to severance costs, Ps.30 million of statutory employee profit sharing expense, and Ps.180 million in other income related to reversal of an impairment charge related to a concession.

(3)	During 2008 and 2007, income tax expense includes the effects of the new business flat tax in Mexico. See note 20 to our consolidated financial statements.

(4)	During 2004, we sold our shares in several of our subsidiaries. Under U.S. GAAP, such sales are treated as discontinued operations.

(5)
Basic earnings (loss) per share and per ADS are based on the weighted average number of shares outstanding during each period and are calculated assuming a ratio of four shares per ADS. Diluted earnings (loss) per share and per ADS are calculated by giving effect to all potentially dilutive common shares outstanding during the period. See note 29 to our consolidated financial statements.

(6)
There are differences in the classification of certain expenses recorded under “other expenses (income)” related to statutory employee profit sharing, the reversal of value-added taxes and gains and losses on sales of investments, as well as gains and losses on sale of equipment. Under MFRS, these expenses or income are treated as non-operating expenses or income and are not deducted or added back in calculating operating income (loss), whereas under U.S. GAAP these amounts are treated as operating expenses and are deducted or added back in calculating operating income (loss). Such amounts for 2008, 2007, 2006, 2005, and 2004 totaled Ps.5 million, Ps.43 million, Ps.153 million, Ps.113 million, Ps.245 million, respectively. See note 29 to our consolidated financial statements.

(7)	Excluding current portion of long-term debt.

(8)
In the current as well as prior years, the stockholders of the Company approved the reclassification of accumulated losses as well as the portion of the insufficiency from restatement of capital related to inflationary effects against common stock. The Company determined that such applications of losses against common stock are not appropriate under U.S. GAAP. Such difference between MFRS and U.S. GAAP does not affect total stockholders’ equity under U.S. GAAP, but rather reclassifies amounts among stockholders’ equity which are affected by such applications, including retained earnings, cumulative other comprehensive income, common stock, additional paid-in capital and the reserve for the repurchase of shares. See note 29 to our consolidated financial statements.

The principal differences, other than inflation accounting, between MFRS and U.S. GAAP and their effects upon consolidated net income (loss) and consolidated stockholders’ equity are presented below. See note 29 to our consolidated financial statements.

	Year Ended December 31,
	2008		2008		2007		2006		2005		2004
	(Millions of U.S.
	dollars)(1)		(Thousands of Mexican pesos)
Reconciliation of net income (loss) of majority interest:
Net income (loss) of majority interest reported under MFRS	U.S.$	33	Ps.	452,885	Ps.	(874,427)	Ps.	716,398	Ps.	535,910	Ps.	95,638
U.S. GAAP adjustments for:
Concession effect (IFRIC 12)		(23)		(301,862)		(64,070)		(44,092)		10,570		5,500
Bulletin B-15 effect		—		—		—		(3,160)		(4,860)		2,285
Deferred income taxes		8		111,347		(87,449)		(90,334)		52,239		(4,096)
Deferred statutory employee profit sharing		—		—		3,441		(133,687)		—		—
Reversal of low-income housing sales		(4)		(64,724)		(102,688)		(57,361)		—		—
Capitalization of financing costs		(4)		(54,770)		6,412		3,173		1,656		72,250
Restatement for inflation on foreign sourced fixed assets		—		—		—		(6,751)		(4,647)		(15,928)
Accrual for severance payments		5		70,395		(16,452)		11,426		6,016		(20,010)
Compensation cost on stock option plan		—		—		—		(1,483)		(1,884)		(2,517)
Impairment reversal		1		7,531		7,415		7,978		5,889		(176,448)
Reversal of compensation cost recognized in MFRS upon exercise of option		—		6,550		19,150		19,910		4,248		—
Fair value interest rate cap		—		—		—		—		(64,585)		64,585
Purchase method applied to acquisition of minority interest		—		(5,682)		(2,133)		—		—		—
Investment in associated companies (cost method)		(1)		(9,671)		—		—		—		—
Reversal of deferred loss on derivative financial instruments		(125)		(1,730,327)		—		—		—		—
Minority interest applicable to above adjustments		32		440,337		125,626		62,172		(40,341)		(184)

Net (loss) income under U.S. GAAP	U.S.$	(78)	Ps.	(1,077,951)	Ps.	(985,175)	Ps.	484,189	Ps.	500,211	Ps.	21,075

Reconciliation of stockholders’ equity
Total stockholders’ equity reported under MFRS	U.S.$	1,316	Ps.	18,209,457	Ps.	18,863,138	Ps.	14,747,389	Ps.	13,978,735	Ps.	6,592,774
Concession effect (IFRIC 12)		(30)		(424,532)		(122,670)		(58,600)		(14,508)		(18,495)
Bulletin B-15 effect		—		—		—		(46,110)		(73,155)		139,038
Less minority interest in consolidated subsidiaries included as stockholders’ equity under MFRS		(278)		(3,843,671)		(4,361,882)		(4,725,628)		(4,695,085)		(541,524)
U.S. GAAP adjustments for:
Effect on retained earnings from:
Deferred income taxes		(159)		(2,244,053)		(2,355,400)		(2,267,951)		(2,177,617)		(2,229,856)
Deferred statutory employee profit sharing		(27)		(371,804)		(371,804)		(375,245)		(241,558)		(241,557)
Restatement for inflation on foreign sourced fixed assets		(17)		(240,830)		(240,830)		(240,830)		(234,079)		(229,432)
Capitalization of financing costs		(7)		(100,738)		(45,968)		(52,380)		(55,553)		(57,209)
Reversal of low-income housing sales		(16)		(224,773)		(160,049)		(57,361)		—		—
Accrual for severance payments		(1)		(17,932)		(88,327)		(71,875)		(83,301)		(89,317)
Gain on sale of foreign subsidiaries		20		270,715		270,715		270,715		270,715		270,715
Reversal of additional paid-in capital recognized in MFRS upon exercise of option		(4)		(49,856)		(43,307)		(24,157)		—		—
Fair value of interest rate cap		—		—		—		—		—		64,585
Impairment reversal		(12)		(170,311)		(177,842)		(185,257)		(193,235)		(199,123)
Reversal of compensation cost recognized in MFRS upon exercise of option		4		49,856		43,307		24,157		2,364		—
Purchase method applied to acquisition of minority interest		(1)		(7,815)		(2,133)		—		—		—
Investment in associated companies (cost method) (m)		(1)		(9,671)		—		—		—		—
Reversal of deferred loss on derivative financial instruments (n)		(125)		(1,730,327)		—		—		—		—
Reversal of acquisition cost of minority interest		36		501,464		530,891		—		—		—
Effect on insufficiency from restatement of capital and accumulated other comprehensive income related to:
Deferred income taxes		162		2,235,643		2,235,643		2,233,892		2,239,187		2,272,394
Deferred statutory employee profit sharing		6		84,820		84,820		84,820		84,820		84,820
Restatement for inflation on foreign sourced fixed assets		16		227,554		227,554		227,554		227,554		227,554
Gain on sale of foreign subsidiaries		(19)		(270,715)		(270,715)		(270,715)		(270,715)		(270,715)
Adjustment for excess of additional minimum liability		—		4,299		4,299		17,267		17,267		—
Adjustment for SFAS No. 158, net of tax		(1)		(9,197)		(236,095)		(266,318)		—		—
Minority interest applicable to above adjustments		57		795,894		355,517		229,892		167,720		208,060

Stockholders’ equity under U.S. GAAP	U.S.$	919	Ps.	12,663,477	Ps.	14,138,862	Ps.	9,193,259	Ps.	8,949,556	Ps.	5,982,712

(1)
Amounts stated in U.S. dollars as of and for the year ended December 31, 2008 have been translated at a rate of Ps.13.83 to U.S.$1.00 using the Federal Reserve noon buying rate on December 31, 2008. See “Exchange Rates.”

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

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)

2003	11.40	10.11	11.24	10.79
2004	11.64	10.81	11.15	11.31
2005	11.41	10.41	10.63	10.87
2006	11.46	10.43	10.80	10.90
2007	11.27	10.67	10.92	10.93
2008	13.94	9.92	13.83	11.21
2009:
January	14.33	13.33	14.33	13.88
February	15.09	14.09	15.09	14.61
March	15.41	14.02	14.65	14.21
April	13.89	13.05	13.80	13.39
May	13.82	12.88	13.19	13.18
June (through June 5, 2009)	13.31	13.16	13.30	13.26

(1)	Average of month-end rates or daily rates, as applicable.

Source:	Federal Reserve Bank of New York.
In recent decades, the Mexican Central Bank has consistently made foreign currency available to Mexican private-sector entities (such as us) to meet their foreign currency obligations. Nevertheless, in the event of shortages of foreign currency, we cannot assure you that foreign currency would continue to be available to private-sector companies or that foreign currency needed by us to service foreign currency obligations or to import goods could be purchased in the open market without substantial additional cost.
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
On December 31, 2008, the Federal Reserve Bank of New York’s noon buying rate was Ps.13.83 per U.S.$1.00. On June 5, 2009, the Federal Reserve Bank of New York’s noon buying rate was Ps.13.30 per U.S.$1.00.
For a discussion of the effects of fluctuations in the exchange rates between the Mexican peso and the U.S. dollar, see “Item 10. Additional Information — Exchange Controls.”
B. RISK FACTORS
Risks Related to Our Operations
Our performance is tied to Mexican public sector spending on infrastructure facilities.
Our performance historically has been tied to Mexican public sector spending on infrastructure facilities and to our ability to bid successfully for such contracts. Mexican public sector spending, in turn, generally has been dependent on the state of the Mexican economy. A decrease in public sector spending as a result of a deterioration of the Mexican economy, changes in Mexican governmental policy, or for other reasons can have an adverse effect on our financial condition and results of operations. Beginning in the second half of 2008 and due to the impact of the credit crisis and turmoil in the global financial system, the rate of awards of infrastructure projects in Mexico has been slower than we anticipated. The Mexican government has also extended the time period for certain bidding processes for the awards, in part because of the need to reevaluate the corresponding projects’ feasibility in the current economic environment. The Mexican government may face budget deficits that prohibit it from funding proposed and existing projects or that cause it to exercise its right to terminate our contracts with little or no prior notice. We cannot provide any assurances that economic and political developments in Mexico, over which we have no control, will not negatively affect our operations. See “— Risks Related to Mexico and Other Markets in Which We Operate — Economic and political developments in Mexico could affect Mexican economic policy and our business, financial condition and results of operations.”

The current credit crisis and unfavorable general economic and market conditions may negatively affect our liquidity, business, and results of operations, and may affect a portion of our client base, subcontractors and suppliers.
The effect of the continued credit crisis and related turmoil in the global financial system on the economies in which we operate, our clients, our subcontractors, our suppliers and us cannot be predicted. It could lead to reduced demand and lower prices for construction projects, air travel and our related businesses. See “— Our performance is tied to Mexican public sector spending on infrastructure facilities.” In response to current market conditions, clients may choose to make fewer capital expenditures, to otherwise slow their spending on or cancel our services or to seek contract terms more favorable to them. Furthermore, any financial difficulties suffered by our subcontractors or suppliers could increase our costs or adversely impact project schedules.
Many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers. Continued disruption of the credit markets could adversely affect our clients’, particularly our private sector clients’, or our own borrowing capacity, which support the continuation and expansion of our projects, and could result in contract cancellations or suspensions, project delays (as delays in our supply chain can in turn affect our deliverables), payment delays or defaults by our clients. See “—We may have difficulty obtaining the credit, letters of credit and performance bonds that we require in the normal course of our operations.” Our ability to expand our business would be limited if, in the future, we were unable to access or increase our existing credit facilities on favorable terms or at all. These disruptions could negatively affect our liquidity, business and results of operations.
Competition from foreign and domestic construction companies may adversely affect our results of operations.
The market for construction services in Mexico is highly competitive. As a result of the integration of the Mexican economy into the global economy, we compete with foreign construction companies for most of the industrial and infrastructure projects on which we bid in Mexico. We believe that competition from foreign companies has reduced and may continue to reduce the Mexican construction industry’s operating margins, including our own, as foreign competition has driven down pricing. Furthermore, our foreign competitors may have better access to capital and greater financial and other resources, which would afford them a competitive advantage in bidding for such projects.
Foreign competition also allows sponsors such as government agencies for infrastructure construction and industrial construction projects to require contractors to provide construction on a “turnkey” basis, which increases our financial risks.
Our use of the percentage-of-completion method of accounting for construction contracts could result in a reduction or reversal of previously recorded revenues or profits.
Under our accounting procedures, we measure and recognize a large portion of our revenues and profits under the percentage-of-completion accounting methodology for construction contracts. This methodology allows us to recognize revenues and profits ratably over the life of a construction contract, without regard to the timing of receipt of cash payments, by comparing the amount of the costs incurred to date against the total amount of costs expected to be incurred. The effect of revisions to estimated costs, and thus revenues, is recorded when the amounts are known and can be reasonably estimated. These revisions can occur at any time and could be material. On a historical basis, we believe that we have made reasonably reliable estimates of the progress towards completion on our long-term contracts. However, given the uncertainties associated with these types of contracts and inherent in the nature of our industry, it is possible for actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded revenues and profits.
Our future revenues will depend on our ability to finance and bid for infrastructure projects.
In recent years we have been increasingly required to contribute equity to and arrange financing for construction projects. We believe that our ability to finance construction projects through various financial arrangements has enabled us to compete more effectively in obtaining such projects. We are currently undertaking various construction and infrastructure projects that involve significant funding commitments and minimum equity requirements. We cannot assure you that we will obtain financing on a timely basis or on favorable terms. The financing requirements for public construction contracts may range from a term of months to the total construction period of the project, which may last several years. Financing for private clients is tailor-made and often requires payment during the construction period. Providing financing for construction projects, however, increases our capital requirements and exposes us to the risk of loss of our investment in the project. In particular, uncertainty and tightening in the global credit markets, including developments related to the global economic crisis, may adversely affect our ability to obtain financing. Our inability to obtain financing for any of these projects could have a material adverse effect on our financial condition and results of operation.

We have faced, and may continue to face, liquidity constraints.
In recent years we faced substantial constraints on our liquidity due to requirements to reduce or pay our corporate debt and financing requirements for new projects. Our expected future sources of liquidity include cash flow from our construction activities and third party financing or raising capital to fund our projects’ capital requirements. We cannot assure you that we will be able to continue to generate liquidity from any of these sources.
We continue to face large funding needs for new projects that require full or partial financing and guarantees in the form of letters of credit and continuing financing needs from our current projects. The demand for funding could adversely affect our liquidity. We cannot assure you that we will not face similar funding needs in the future. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
Under our construction contracts, we are increasingly required to assume the risk of inflation, increases in the cost of raw materials and errors in contract specifications, which could jeopardize our profits.
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
In the past we experienced significant losses due to risks assumed by us in fixed price and not-to-exceed contracts, and we may face similar difficulties in the future. For example, a number of our construction contracts specify fixed prices for various raw materials and other inputs necessary for the construction business, including steel, asphalt, cement, construction aggregates, fuels and various metal products. Increased prices of these materials can negatively affect our results if we are unable to transfer the risk to the customer.
Under the terms of many of our fixed price contracts, we have been required to bear the cost of the increases in the cost of raw materials from the time we entered into the contracts, which has adversely affected our results of operations. We have not entered into long-term purchase contracts for cement or steel; instead, we have relied on purchases from various suppliers. Prices for various steel products increased significantly between 2003 and 2007 and increased at a reduced rate in 2008. We believe these increases are due in part to substantially increased economic activity in China and, in 2006, a strike by a miners union at one of Mexico’s largest domestic producers of iron ore. In addition, there has been an increase in the price of copper products since we bid on some of our large construction projects. Although we seek to negotiate for the recognition of the increase in the cost of raw materials for our contracts whenever possible, we cannot assure you that we will be successful in recovering any portion of these cost increases, which will negatively affect our operating margins.
We may also run into other construction and administrative cost overruns, including as a result of incorrect contract specifications that we are unable to pass on to the customer. We expect that, because of conditions attendant to financing arrangements, future concession-related, infrastructure and industrial construction contracts may not permit an adjustment of the contract price for additional work done due to incorrect project specifications and, as a result, our operating margins would be negatively affected. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Construction — Civil Construction.”
Our hedging contracts may not effectively protect us from financial market risks and may negatively affect our cash flow.
Our activities are exposed to various financial market risks (such as risks related to interest rates, exchange rates and prices). One strategy we use to attempt to minimize the potential negative effects of these risks on our financial performance is to enter into derivative financial instruments to hedge our exposure to such risks with respect to our recognized and forecasted transactions and our firm commitments. Our policy is not to enter into derivative transactions for speculative purposes.

We have entered into cash flow hedges, including with respect to foreign currency exposures, and other trading derivative instruments for the terms of some of our long-term credit facilities with the objective of reducing the uncertainties resulting from interest rate and exchange rate fluctuations. To date, our derivative financial instruments have had mixed results and have not affected our cash flows. Their marked-to-market valuation as of December 31, 2008 increased our derivative liabilities by Ps.2,461 million and our derivative assets by Ps.30 million. Because a portion of the derivative instruments classified as liabilities are related to construction projects that are in the construction phase, the losses on such instruments, Ps. 1,730 million in 2008, have been accounted for as assets, to be amortized to results based on the percentage of completion of the project. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies and Estimates — Derivative Financial Instruments.”
The contract amounts for our derivative financial instruments are generally based on our estimates of cash flow for a project as of the date we execute the derivative. As actual cash flows may differ from estimated cash flows, we cannot assure you that our derivative financial instruments will insulate us from the adverse effects of financial market risks. See “— Risks Related to Mexico and Other Markets in Which We Operate — Appreciation or depreciation of the Mexican peso relative to the U.S. dollar, other currency fluctuations and foreign exchange controls could adversely affect our financial condition and results of operations.” The use of derivative financial instruments may also generate obligations for us to make additional cash payments, which would negatively affect our liquidity. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Derivative Financial Instruments”.
A substantial percentage of our cash and cash equivalents are held through less-than-wholly owned subsidiaries or joint ventures that restrict our access to their resources.
As of March 31, 2009, we had total cash and short-term investments of Ps.3,959 million, as compared to Ps.5,587 million as of December 31, 2008. As of March 31, 2009, we held 47% of our consolidated cash and short-term investments through less-than-wholly owned subsidiaries or in joint ventures (29% in the ICA-Fluor joint venture with Fluor Daniel Mexico, S.A., or Fluor, a subsidiary of the Fluor Corporation, 6.6% in the Airports division, 3.0% in reserves for projects like Acueducto II and the Nuevo Necaxa — Tihuatlan highway and 1.5% in Grupo Rodio Kronsa, our Spanish construction subsidiary, which we refer to as Rodio Kronsa). The remainder of our total cash and short-term investments as of March 31, 2009 (Ps.2,101 million), was held in the parent company or in other operating subsidiaries. The use of cash and cash equivalents by certain less than wholly-owned subsidiaries requires the consent of the other shareholders or partners, as applicable, of such subsidiary or joint venture, which is the Fluor Corporation, in the case of ICA-Fluor, and Soletanche Bachy France, in the case of Rodio Kronsa. Lack of such consent could limit our access to liquid resources and limits us from freely deciding when to use such cash.
Some of our assets are pledged under credit arrangements.
Some of our assets are pledged to a number of banks under credit arrangements, including: WestLB AG, Banco Santander, BBVA Bancomer, BG Trust Inc., Merrill Lynch and Value Casa de Bolsa. The assets we have pledged include: (i) collection rights under the La Yesca hydroelectric construction contract; (ii) our dividend rights in our series “B” shares in Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or GACN, held by Aeroinvest S.A. de C.V., or Aeroinvest (a subsidiary that indirectly holds interests in airport concessions), as well as Aeroinvest’s series “B” shares; (iii) our dividend rights in our series “A” shares in Servicios de Tecnologia Aeroportuaria, S.A. de C.V., or SETA (a 74.5% subsidiary that holds a 16.7% interest in GACN); (iv) Aeroinvest’s collection rights of approximately U.S.$30 million related to various loans granted to SETA; and (v) construction machinery and equipment owned by Ingenieros Civiles Asociados, S.A. de C.V. (a construction subsidiary). See “— Risk Factors Related to Our Airport Operation — Most of the shares of GACN owned by our subsidiary Aeroinvest are subject to foreclosure if Aeroinvest defaults on certain loans.” We generally pledge assets, such as collection or dividend rights, of each of our financed concession projects, including notably our shares of Autovia Necaxa — Tihuatlan S.A. de C.V., or Auneti, our subsidiary that operates the Nuevo Necaxa — Tihuatlan highway, and our shares of Viabilis Infrastructure, S.A., the contractor for the Rio de los Remedios — Ecatepec toll highway project, as well as the collection rights of the Rio de Los Remedios project. In general, assets securing letters of credit will remain pledged until the letters of credit secured by these assets expire. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these banks and our ability to incur further debt (whether secured or unsecured) is limited.
We may have difficulty obtaining the credit, letters of credit and performance bonds that we require in the normal course of our operations.
Historically, our clients have required us to obtain bonds to secure, among other things, bids, advance payments and performance. In recent years, however, our clients, including the Mexican Federal Electricity Commission (Comision Federal de Electricidad) and Petroleos Mexicanos, or Pemex, have increasingly required letters of credit and other forms of guarantees to secure such bids, to advance payments and of performance. In the past we have found it difficult to obtain the performance bonds or letters of credit necessary to perform the large infrastructure projects that historically have generated a substantial majority of our revenues. We cannot assure you that in the future we will not find it difficult to obtain performance bonds or letters of credit, particularly because, as a result of the credit crisis, many lenders and guarantors have reduced the amount of credit they extend and, in some cases, stopped extending credit. Because we have pledged assets in order to secure letters of credit, our ability to provide additional letters of credit and other forms of guarantees secured with assets is limited, which may impact our ability to participate in projects in the future.

We may have difficulty raising additional capital in the future on favorable terms, or at all, which could impair our ability to operate our business or achieve our growth objectives.
In the event that our cash balances and cash flow from operations, together with borrowing capacity under our credit facilities, becomes insufficient to make investments, make acquisitions or provide needed additional working capital in the future, we could require additional financing from other sources. Our ability to obtain such additional financing will depend in part upon prevailing capital market conditions, as well as conditions in our business and our operating results, and those factors may affect our efforts to arrange additional financing on terms that are satisfactory to us. The recent market volatility has created downward pressure on stock prices and credit capacity both for certain issuers, often without regard to those issuers’ underlying financial strength, and for financial market participants generally. If adequate funds are not available, or are not available on acceptable terms, as could be the case if current levels of market disruption and volatility continue or worsen, our ability to access the capital markets could be adversely affected, and we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges.
The nature of our engineering and construction business exposes us to potential liability claims and contract disputes, which may reduce our profits.
We engage in engineering and construction activities for large facilities where design, construction or systems failures can result in substantial injury or damage to third parties or our clients. We have been and may in the future be named as a defendant in legal proceedings where third parties or our clients may make a claim for damages or other remedies with respect to our projects or other matters. These claims generally arise in the normal course of our business. When it is determined that we have liability, we may not be covered by insurance or, if covered, the dollar amount of these liabilities may exceed our policy limits. In addition, even where insurance is maintained for such exposures, the policies have deductibles resulting in our assuming exposure for a layer of coverage with respect to any such claims. Any liability not covered by our insurance, in excess of our insurance limits or, if covered by insurance but subject to a high deductible, could result in a significant loss for us, which may reduce our profits and cash available for operations.
We have increasingly been required to meet minimum equity requirements, financial ratios or more stringent experience requirements and obtain transaction ratings in order to bid on large public infrastructure projects, which could reduce our ability to bid for potential projects.
In recent years, we have increasingly been required to meet minimum equity requirements, certain financial ratios or more stringent requirements and obtain transaction ratings on our financial proposals from a recognized rating agency in order to bid on large public infrastructure projects. For example, Pemex, Mexico’s state-owned oil company, has increasingly required that companies that submit bids for certain of its public projects meet minimum equity requirements. Similarly, Mexico City’s government has increasingly required that companies submitting bids for its public works projects meet certain minimum financial ratios. Although we have historically been able to comply with such requirements, we cannot assure you that we will be able to do so in the future. If we do not meet such requirements, it could impair our ability to bid for potential projects, which would have an adverse effect on our financial condition and results of operations.
The success of our joint ventures depends on the satisfactory performance by our joint venture partners of their joint venture obligations. The failure of our joint venture partners to perform their joint venture obligations could impose on us additional financial and performance obligations that could result in reduced profits or, in some cases, significant losses for us with respect to the joint venture.
We enter into various joint ventures as part of our engineering, procurement and construction businesses, including Red de Carreteras de Occidente, or RCO, ICA-Fluor, Rodio-Kronsa and project-specific joint ventures, including for Line 12 of the Mexico City metro system. The success of these and other joint ventures depends, in part, on the satisfactory performance by our joint venture partners of their joint venture obligations. If our joint venture partners fail to satisfactorily perform their joint venture obligations as a result of financial or other difficulties, the joint venture may be unable to adequately perform or deliver its contracted services. Under these circumstances, we may be required to make additional investments and provide additional services to ensure the adequate performance and delivery of the contracted services. These additional obligations could result in reduced profits or, in some cases, significant losses for us with respect to the joint venture. We cannot assure you that our business partnerships or joint ventures will be successful in the future.

Our backlog of construction contracts is not necessarily indicative of our future revenues.
The amount of backlog is not necessarily indicative of our future revenues related to the performance of such work. Although backlog represents only business that is considered to be firm, we cannot assure you that cancellations, failure to collect or scope adjustments will not occur. We cannot assure you that we will secure contracts equivalent in scope and duration to replace the current backlog or that the current backlog will perform as expected. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Construction — Construction Backlog.”
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
We cannot assure you that the financial penalties stemming from the failure to meet guaranteed acceptance dates or achievement of acceptance and performance testing levels would not have an adverse effect on our financial condition and results of operations.
Our return on our investment in a concession project may not meet the estimated returns contemplated in the terms of the concession.
Our return on any investment in a highway, bridge, tunnel or wastewater treatment plant concession is based on the duration of the concession, in addition to the amount of usage revenues collected, debt service costs and other factors. Traffic volumes, and thus toll revenues, are affected by a number of factors including toll rates, the quality and proximity of alternative free roads, fuel prices, taxation, environmental regulations, consumer purchasing power and general economic conditions. The level of traffic on a given highway also is influenced heavily by its integration into other road networks. Usually concession and Public/Private Partnership (Proyecto para Prestacion de Servicios, or PPP) contracts provide that the grantor of the contract shall deliver the right-of-way to the project land in accordance with the construction schedule. If the grantor fails to deliver such rights-of-way on time, we may incur additional investments and delays at the start of operations, and therefore we may need to seek the modification of the concession or PPP contract. We cannot assure you that we will reach an agreement as to the amendment of any such contracts. Given these factors, we cannot assure you that our return on any investment in a highway, bridge, tunnel or wastewater treatment plant concession will meet the estimates contemplated in the relevant concession or PPP contract.
The Mexican government may terminate our concessions under various circumstances, some of which are beyond our control.
Our concessions are among our principal assets, and we would be unable to continue the operations of a particular concession without the concession right from the Mexican government. A concession may be revoked by the Mexican government for certain prescribed reasons pursuant to the particular title and the particular governing law, which may include failure to comply with development and/or maintenance programs, temporary or permanent halt in our operations, failure to pay damages resulting from our operations, exceeding our maximum rates or failure to comply with any other material term of a concession.
The Mexican government may also terminate a concession at any time through reversion, if, in accordance with applicable Mexican law, it determines that it is in the public interest to do so. The Mexican government may also assume the operation of a concession in the event of war, public disturbance or threat to national security. In addition, in the case of a force majeure event, the Mexican government may require us to implement certain changes in our operations. In the event of a reversion of the public domain assets that are the subject of our concessions, the Mexican government under Mexican law is generally required to compensate us for the value of the concessions or added costs. Similarly, in the event of an assumption of our operations, other than in the event of war, the government is required to compensate us and any other affected parties for any resulting damages. We cannot assure you that we would receive such compensation on a timely basis or in an amount equivalent to the value of our investment in a concession and lost profits.

Our failure to recover adequately on claims or change orders against project owners for payment could have a material adverse effect on us.
We occasionally bring claims against project owners for additional costs that exceed the contract price or for amounts not included in the original contract price, including change orders. These types of claims occur due to matters such as owner-caused delays, increased unit prices or changes from the initial project scope that result, both directly and indirectly, in additional costs. Often, these claims can be the subject of lengthy arbitration, litigation or third-party expert proceedings, and it can be difficult to accurately predict when these claims will be fully resolved. When these types of events occur and unresolved claims are pending, we may invest significant working capital in projects to cover cost overruns pending the resolution of the relevant claims. With respect to change orders in particular, we may agree on the scope of work to be completed with a client without agreeing on the price, and in this case we may be required to use a third-party expert to set the price for the change order. We do not have control over such third-party experts and they may make price determinations that are unfavorable to us. As of March 31, 2009, we had Ps.396 million of allowance for doubtful accounts related to contract and trade receivables. A failure to promptly recover on these types of claims and change orders could have a material adverse effect on our liquidity and financial condition.
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
Several years ago, we suffered recurring losses. We reported an operating loss in 2001 and and net losses in 2003, 2002 and 2001. In 2006, 2005 and 2004, we reported both operating income and net income, but in 2007 we reported a net loss of Ps.785 million principally as a result of provisions related to Mexico’s implementation of a flat rate business tax and the elimination of the asset tax. Our long-term profitability is dependent in significant part on our ability to implement selective contracting practices and productivity improvements, as well as various factors outside of our control, such as Mexican public sector spending on infrastructure, the demand for construction services, the cost of materials such as steel and cement, prevailing financing conditions and availability, and exchange and interest rates. We cannot assure you that we will be able to effectively implement selective contracting practices and other productivity improvements, obtain financing on favorable terms, or that these various factors will not have an adverse effect on our financial condition or results of operations.

Our participation in projects outside Mexico involves greater risks than those typically faced in Mexican projects and could jeopardize our profits.
From 1994 to 2002, our strategy placed greater emphasis on our international operations in order to compensate for the lower level of construction activity in Mexico following the December 1994 Mexican peso devaluation and the resulting economic crisis in Mexico. We pursued this strategy through acquisitions of foreign companies, such as CPC S.A., or CPC, our former Argentine subsidiary, as well as through the direct involvement by our Civil Construction and Industrial Construction divisions in foreign projects, such as the Corredor Sur highway concession in Panama and the Malla Vial street network refurbishment project in Colombia. To date, our foreign projects in Latin America have generated mixed results. We had losses on projects such as the Malla Vial street network refurbishment project in Colombia, the construction of a segment of the light rail system in Puerto Rico, the construction of the San Juan Coliseum in Puerto Rico and the construction of the AES power project in the Dominican Republic. As a result of these losses, we have sought to be more selective in our involvement in international operations, and are placing limits on international operations based on risks related to the project’s location and the client and risks inherent to particular projects. However, there can be no assurance we will be successful in these efforts. Based on the number of international contracts currently in place and past experience, there is a risk that future profits could be jeopardized.
Risks Related to Our Airport Operations
Our operating income and net income are highly dependent on our subsidiary GACN, and GACN’s revenues are closely linked to passenger and cargo traffic volumes and the number of air traffice movements at its airports.
We operate 13 concessioned airports in Mexico through GACN. We began consolidating GACN’s balance sheet as of December 31, 2005 and its results of operations as of January 1, 2006. As of December 31, 2008, we controlled shares representing approximately 58.31% of GACN’s capital stock. Our interest in GACN exposes us to risks associated with airport operations.
In 2008, GACN represented 7% of our revenues and 35% of our operating income. GACN’s airport concessions from the Mexican government are essential to GACN’s contribution to revenues. Any adverse effect on GACN would have an adverse effect on our operating results.
GACN’s revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at its airports. These factors directly determine GACN’s revenues from aeronautical services and indirectly determine its revenues from non-aeronautical services. Passenger and cargo traffic volumes and air traffic movements depend in part on many factors beyond our control, including economic conditions in Mexico and the U.S., the political situation in Mexico and elsewhere in the world, the attractiveness of GACN’s airports relative to that of other competing airports, fluctuations in petroleum prices (which can have a negative impact on traffic as a result of fuel surcharges or other measures adopted by airlines in response to increased fuel costs) and changes in regulatory policies applicable to the aviation industry. International conflicts and health epidemics, such as the 2009 Influenza A(H1N1) epidemic, have negatively affected the frequency and pattern of air travel worldwide. The occurrence of any of these developments would adversely affect GACN’s business, and in turn, our business. Any decreases in passenger volume or air traffic to or from our airports as a result of factors such as these could adversely affect GACN’s business, results of operations, prospects and financial condition, thereby negatively affecting our overall results.
GACN’s operations depend on certain key airline customers.
Of GACN’s total revenues for 2008, Aerovias de Mexico (Aeromexico) and its affiliates accounted for 24.6%, Compañia Mexicana de Aviacion (Mexicana) and its affiliates represented 14.6%, Interjet and its affiliates accounted for 9.2%, VivaAerobus represented 8.5%and Aviacsa and its affiliates accounted for 6.9%. Approximately 32.8% of GACN’s passenger traffic is handled by discount, charter and low-cost carriers. GACN’s contracts with its airline customers are not subject to a mandatory volume of business. We cannot assure you that, if any of GACN’s key customers ceases to operate or reduces or terminates its use of our airports, competing airlines would add flights to their schedules that would replace any flights no longer handled by our principal airlines customers. In particular, Aviacsa has experienced financial difficulties, cancelling routes and cutting back its operations significantly at the end of 2008 and in the first quarter of 2009. As of today these airlines continue to use our airports, however we cannot assure you that any of these airlines will continue to do so in the future. Our business and results of operations could be adversely affected if GACN does not continue to generate comparable portions of its revenue from its key customers.

Terrorist attacks have had a severe impact on the international air travel industry, and terrorist attacks and other international events have adversely affected our business and may do so in the future.
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
Because a substantial majority of GACN’s international flights involve travel to the U.S., it may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of Mexican aviation authorities. Security measures taken to comply with future security directives or in response to a terrorist attack or threat could reduce passenger capacity at GACN’s airports due to increased passenger screening and slower security checkpoints, which would have an adverse effect on GACN’s results of operations.
Historically, a substantial majority of GACN’s revenues have been derived from aeronautical services, and GACN’s principal source of aeronautical services revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to GACN. In 2006, 2007 and 2008, passenger charges represented 59.4%, 61.2% and 62.0%, respectively, of GACN’s total revenues. Events such as the war in Iraq and public health crises such as the Severe Acute Respiratory Syndrome, or SARS, crisis and the Influenza A(H1N1) crisis have negatively affected the frequency and pattern of air travel worldwide. Because GACN’s revenues are largely dependent on the level of passenger traffic in its airports, any general increase of hostilities relating to reprisals against terrorist organizations, further conflict in the Middle East, outbreaks of health epidemics such as SARS or Influenza A(H1N1), or other events of general international concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on GACN’s business, results of operations, prospects and financial condition.
GACN provides a public service regulated by the Mexican government and its flexibility in managing its aeronautical activities is limited by the regulatory environment in which GACN operates.
GACN operates its airports under concessions, the terms of which are regulated by the Mexican government. As with most airports in other countries, GACN’s aeronautical fees charged to airlines and passengers are regulated. In 2006, 2007 and 2008, approximately 81%, 82% and 81%, respectively, of GACN’s total revenues were earned from aeronautical services, which are subject to price regulation. These regulations may limit our flexibility in operating GACN’s aeronautical activities, which could have a material adverse effect on GACN’s business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to GACN’s operations and that affect its profitability are authorized (as in the case of its master development programs) or established (as in the case of its maximum rates) by the Ministry of Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability to unilaterally change GACN’s obligations (such as the investment obligations under its master development programs or the obligation under its concessions to provide a public service) or increase its maximum rates applicable under those regulations should passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, we cannot assure you that this price regulation system will not be amended in a manner that would cause additional sources of GACN’s revenues to be regulated, which could limit GACN’s flexibility in setting prices for additional sources of revenues that are not currently subject to any restriction.
The regulations pursuant to which the maximum rates applicable to GACN’s aeronautical revenues are established do not guarantee that GACN’s consolidated results of operations, or that the results of operations of any airport, will be profitable.
The regulations applicable to GACN’s aeronautical activities establish an annual maximum rate for each airport, which is the maximum annual amount of revenues per workload unit (which is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation. In December 2005, the Ministry of Communications and Transportation determined, based on the terms of GACN’s concessions, the maximum rates for GACN airports from January 1, 2006 through December 31, 2010. Under the terms of GACN concessions, there is no guarantee that the results of operations of any airport will be profitable.
GACN’s concessions provide that our airport’s maximum rates will be adjusted periodically for inflation (determined by reference to the Mexican producer price index, excluding fuel). Although we are entitled to request additional adjustments to an airport’s maximum rates under certain circumstances including, among others, required capital investments not foreseen in the master development programs, decreases in capital investments attributable to Mexican economy-related passenger traffic decreases or modifications of the concession tax payable by us to the Mexican government, GACN’s concessions provide that such a request will be approved only if the Ministry of Communications and Transportation determines that certain limited events specified in GACN concessions have occurred. Therefore, there can be no assurance that any such request would be granted. If a request to increase an airport’s maximum rates is not granted, GACN results of operations and financial condition could be adversely affected, and the value of GACN’s Series “B” shares and ADSs could decline.

We cannot predict how the regulations governing our Airports division will be applied.
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
Moreover, when determining our maximum rates for the next five-year period (covering 2011 to 2015), the Ministry of Communications and Transportation may be subject to significant pressure from different entities (such as, for example, the Mexican Competition Commission and the carriers operating at GACN’s airports) to impose rates that will reduce the profitability of our airport business. Therefore we cannot assure you that the laws and regulations governing our airport business, including the rate-setting process and the Mexican Airport Law, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results from operations.
The Mexican government could grant new or expanded concessions that compete with our airports and could have an adverse effect on our revenues.
The Mexican government could grant additional or expanded concessions to operate existing government managed airports or authorize the construction of new airports, which could compete directly with our airports. In the future, we also may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession. Historically, Aeropuerto del Norte has been used solely for general aviation flights. Recently, the state of Nuevo Leon has requested that the Ministry of Communications and Transportation amend Aeropuerto del Norte’s concession to allow it to serve commercial aviation flights. To date, the Ministry of Communications and Transportation has not amended Aeropuerto del Norte’s concession. However, we cannot assure you that the Ministry of Communications and Transportation will not authorize such an amendment and that commercial aviation flights will not operate from Aeropuerto del Norte in the future.
Any competition from other such airports could have a material adverse effect on our business and results of operations. Under certain circumstances, the grant of a concession for a new or existing airport must be made pursuant to a public bidding process. In the event that a competing concession is offered in a public bidding process, we cannot assure you that we would participate in such process, or that we would be successful if we did participate.
The operations of GACN’s airports may be affected by the actions of third parties, which are beyond our control.
As is the case with most airports, the operation of GACN’s airports is largely dependent on the services of third parties, such as air traffic control authorities, airlines and providers of catering and baggage handling. GACN is also dependent upon the Mexican government or entities of the government for provision of services, such as electricity, supply of fuel to aircraft, air traffic control and immigration and customs services for international passengers. We are not responsible for and cannot control the services provided by these parties. Any disruption in, or adverse consequence resulting from, their services, including a work stoppage, financial difficulties or other similar event, may have a material adverse effect on the operation of GACN’s airports and on GACN’s results of operations.
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

However, that decision and three subsequent constitutional claims (juicios de amparo) permitted the case to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation, as a party to the litigation since the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juarez Airport. As of May 29, 2009, the court had not yet notified the Mexican federal government of the order to appear in the proceeding. In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or otherwise adverse to GACN, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for GACN’s use, which we believe the terms of our concession would require, GACN’s concession to operate the Ciudad Juarez Airport would terminate. In 2007 and 2008, the Ciudad Juarez International Airport represented 5.7% and 5.9%, respectively, of GACN’s revenue. Although we believe and GACN has been advised by the Ministry of Communications and Transportation that, under the terms of GACN’s concessions, the termination of its Ciudad Juarez concession would not affect the validity of its remaining airport concessions and that the Mexican federal government would be obligated to indemnify GACN against any monetary or other damages resulting from the termination of its Ciudad Juarez concession or a definitive resolution of the matter in favor of the plaintiffs, we cannot assure you that GACN would be so indemnified.
Most of the shares of GACN owned by our subsidiary Aeroinvest are subject to foreclosure if Aeroinvest defaults on certain loans.
As of December 31, 2008, we controlled an aggregate of 233,236,600 shares of our airport subsidiary GACN, representing 58.31% of GACN’s capital stock. Our investment in GACN was comprised of 166,436,600 series B shares that we owned directly through our wholly-owned subsidiary Aeroinvest, and 66,800,000 series B and BB shares that we controlled through our ownership of 74.5% of the capital stock of SETA. The remaining 25.5% of SETA was owned by Aeroports de Paris Management, or ADPM. The remaining shareholders in GACN held approximately 40.5% of its outstanding capital stock, and 1.19% of the shares are held in GACN’s treasury.
In June 2007, Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith, Incorporated, or Merrill Lynch, to refinance a former facility. The refinancing was approved at GACN’s extraordinary general shareholders’ meeting held January 31, 2007. The refinancing consists of the issuance of three series of notes by a Mexican trust, each of which has a term of 10 years. The total amount of the refinancing was approximately Ps.2,805 million, payable in Mexican pesos. The refinancing was used to prepay the former facility, related costs, fees, reserves and for general corporate purposes. Aeroinvest has pledged and assigned its economic and corporate interests in its series “B” shares of GACN, and has assigned its economic and corporate interests in its 74.5% ownership of SETA. Under the refinancing, Aeroinvest retains the right to vote at all times unless it has failed to make a required payment. Both we and Aeroinvest made corporate guarantees in connection with the refinancing. If Aeroinvest defaults on its obligations under these credit facilities or notes, the creditors under these indebtedness arrangements could foreclose on the collateral, including our interest in shares of GACN representing, at the time of Aeroinvest’s pledge, 36.0% and currently representing 40.5% of GACN’s outstanding capital stock. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness — Aeroinvest.”
Risks Related to Mexico and Other Markets in Which We Operate
Adverse economic conditions in Mexico may adversely affect our financial condition or results of operations.
A substantial portion of our operations is conducted in Mexico and is dependent upon the performance of the Mexican economy. As a result, our business, financial condition and results of operations may be affected by the general condition of the Mexican economy, over which we have no control. See “Item 4. Information on the Company — History and Development of the Company — Public Sector Spending and the Mexican Economy.” In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates. We cannot assume that such conditions will not return or that such conditions will not have a material adverse effect on our business, financial condition or results of operations.
Mexico experienced a period of slow growth from 2001 through 2003, primarily as a result of the downturn in the U.S. economy. In 2004, the Mexican gross domestic product, or GDP, grew by 4.2% and inflation increased to 5.2%. In 2005, GDP grew by approximately 2.8% and inflation decreased to 3.3%. In 2006, GDP grew by approximately 4.8% and inflation reached 4.1%. In 2007, GDP grew by approximately 3.3% and inflation declined to 3.8%. In 2008, GDP grew by approximately 1.8% and inflation was 6.5%. Mexico began to enter a recession in the fourth quarter of 2008 and the first quarter of 2009, during which GDP fell by approximately 1.6% and 8.2%, respectively.

Mexico also has, and is expected to continue to have, high real and nominal interest rates. The annualized interest rates on 28-day Cetes averaged approximately 6.8%, 9.2%, 7.2%, 7.2% and 7.7% for 2004, 2005, 2006, 2007 and 2008 respectively. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.
If the Mexican economy continues to experience a recession or the existing recession becomes more severe, if inflation or interest rates increase significantly or if the Mexican economy is otherwise adversely impacted, our business, financial condition or results of operations could be materially and adversely affected.
Appreciation or depreciation of the Mexican peso relative to the U.S. dollar, other currency fluctuations and foreign exchange controls could adversely affect our financial condition and results of operations.
A substantial portion of our construction revenues are earned under contracts whose prices are denominated in U.S. dollars, while the majority of our raw materials, a portion of our long-term indebtedness and a substantial portion of our purchases of machinery and day-to-day expenses, including employee compensation, are denominated in Mexican pesos. As a result, an appreciation of the Mexican peso relative to the U.S. dollar would decrease our dollar revenues when expressed in Mexican pesos. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods, due to the translation of the financial results of our foreign subsidiaries, such as Rodio Kronsa.
Beginning in the second half of 2008, the Mexican peso substantially depreciated against the U.S. dollar, falling 33% from a Federal Reserve noon buying rate for Mexican pesos of 10.37 on July 2, 2008 to 13.83 on December 31, 2008. On March 31, 2009, the noon buying rate was 14.21. Fixed price and not-to-exceed contracts require us to bear the risk of fluctuation in the exchange rate between the Mexican peso and other currencies in which our contracts, such as financing agreements, are denominated or which we may use for purchases of supplies, machinery or raw materials, day-to-day expenses or other inputs. A severe devaluation or depreciation of the Mexican peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated indebtedness or obligations in other currencies. While the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange control policies in the future. We cannot assure you that the Mexican Central Bank will maintain its current policy with respect to the peso. Currency fluctuations may have an adverse effect on our financial condition, results of operations and cash flows in future periods. See “—Risks Related to Our Operations — Our hedging contracts may not effectively protect us from financial market risks and may negatively affect our cash flow.”
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

In the July 2006 Mexican federal elections, no party succeeded in securing a majority in either chamber of the Congress. There can be no assurance that there will be a clear majority by a single party when new congressional elections take place in July 2009. This situation may result in government gridlock and political uncertainty due to the Mexican Congress’ potential inability to reach consensus, more importantly for us, on the structural reforms required to modernize certain sectors of the Mexican economy and on the National Infrastructure Program. Our performance historically has been tied to Mexican public sector spending on infrastructure facilities and Mexican public-sector spending is, in turn, generally dependent on the political climate in Mexico. We cannot provide any assurances that political developments (including the July 2009 congressional elections) in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operations.
Developments in other countries could adversely affect the Mexican economy, our business, financial condition or results of operations and the market value of our securities.
The Mexican economy, the business, financial condition or results or operations of Mexican companies and the market value of securities of Mexican companies may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. In recent years, economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of NAFTA and increased economic activity between the two countries. In the second half of 2008, the prices of both Mexican debt and equity securities decreased substantially as a result of the prolonged decrease in the United States securities markets. Adverse economic conditions in the United States, the termination of NAFTA or other related events could have a material adverse effect on the Mexican economy. Mexican securities were also adversely affected in October 1997 by the sharp drop in Asian securities markets and in the second half of 1998 and early 1999 by the economic crises in Russia and Brazil. The Mexican debt and equities markets also have been adversely affected by ongoing developments in the global credit markets. We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not materially adversely affect our business, financial condition or results of operations.
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
In addition, accounting standards and disclosure requirements in Mexico differ from those of the United States. In particular, our consolidated financial statements are prepared in accordance with MFRS, which differ from U.S. GAAP and accounting principles adopted in other countries in a number of respects. Items on the financial statements of a company prepared in accordance with MFRS may not reflect its financial position or results of operations in the way they would be reflected had such financial statements been prepared in accordance with U.S. GAAP. Note 29 to our consolidated financial statements provides a description of the principal differences between MFRS and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of consolidated net income (loss) and consolidated stockholders’ equity.
Risks Related to our Securities and our Major Shareholders
You may not be entitled to participate in future preemptive rights offerings.
If we issue new shares for cash in a private offering, as part of a capital increase, we must grant our stockholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in our company. Rights to purchase shares in these circumstances are known as preemptive rights. However, we are not legally required to grant holders of ADSs, Ordinary Participation Certificates, or CPOs, or shares in the United States to exercise any preemptive rights in any future private offering.
To allow holders of ADSs in the United States to participate in a private preemptive rights offering, we would have to file a registration statement with the Securities and Exchange Commission or conduct an offering that qualified for an exemption from the registration requirements of the Securities Act of 1933, as amended. We cannot assure you that that we would do so. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the Securities and Exchange Commission, as well as any other factors that we consider important to determine whether we will file such a registration statement. In addition, under current Mexican law, sales by the depository of preemptive rights and distribution of the proceeds from such sales to you, the ADS holders, is not possible.

In a public offering, pursuant to Article 53 of the Mexican Securities Market Law, we are not required to grant preemptive rights to any holders of our ADSs, CPOs or shares. We are not required by law to undertake our capital increases using public offerings.
The significant share ownership of our management and members of our Board of Directors may have an adverse effect on the future market price of our ADSs and shares.
At December 31, 2008, our directors and executive officers, as a group, beneficially owned a total of approximately 57,649,160, or 11.69%, of our shares outstanding. This total included (i) 8.35% of our shares directly held by Bernardo Quintana (the Chairman of our Board of Directors) or his family, including his sons Alonso Quintana (our Chief Financial Officer and a member of our Board of Directors) and Diego Quintana (our Vice President of Housing and a member of our Board of Directors), (ii) 2.2% of our shares held by the management trust (which includes 1.6% of our shares that Bernardo Quintana and his family beneficially hold through the management trust, bringing the total shares beneficially held by Bernardo Quintana and his family to 9.95%), and (iii) shares held by directors and executive officers whose individual shareholdings totaled no more than 1% of any class of our capital stock and shares held by other trusts. See “Item 6. Directors and Senior Management — Share Ownership” and “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”
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
C. FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. This annual report contains forward-looking statements. Examples of such forward-looking statements include:
•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, cash flow, capital structure or other financial items or ratios;
•	statements of our plans, objectives or goals, including those related to anticipated trends, competition and regulation;
•	statements about our future performance or economic conditions in Mexico or other countries in which we operate; and
•	statements of assumptions underlying such statements.
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
Item 4. Information on the Company
A. HISTORY AND DEVELOPMENT OF THE COMPANY
We are a sociedad anonima bursatil de capital variable incorporated as Empresas ICA, S.A.B. de C.V. under the laws of Mexico. Our business began in 1947 with the incorporation of Ingenieros Civiles Asociados, S.A., which provided construction services for infrastructure projects for the Mexican public sector. Our registered office is located at Blvd. Manuel Avila Camacho 36, Col. Lomas de Chapultepec, Del. Miguel Hidalgo, 11000 Mexico City, Mexico City, telephone (52-55) 5272-9991.
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
Since 1947, we have expanded and diversified our construction and related businesses. In the past, our business strategy had been to strengthen and expand our core construction business, while diversifying our sources of revenue. The Mexican economic crisis triggered by the peso devaluation in 1994 led us to seek new growth opportunities in related businesses in Mexico and in construction businesses outside of Mexico, notably Latin America. After a protracted construction crisis in Mexico, in 1999 we started our non-core divestment program, under which we have sold non-core assets, and used the proceeds from such sales to pay corporate debt. We concluded our non-core divestment program in 2006. In recent years, we have redefined our business focus to emphasize our construction business in Mexico, which in 2007 and 2008 accounted for approximately 79% and 79%, respectively, of our revenues.
We have also recently increased our participation in construction-related businesses such as infrastructure operations and housing development as part of our strategy to minimize the effect of business and macroeconomic cycles in the construction industry. Reflecting this strategy, we have expanded into the following lines of business:
•
In December 2005, we acquired a controlling interest in GACN. As of December 31, 2008, we directly and indirectly controlled shares representing approximately 58.31% of GACN’s capital stock. GACN operates 13 airports in the central north region of Mexico, including the Monterrey International Airport.

•
In recent years we have expanded our involvement in housing development. Our Housing Development segment (comprised of our housing development subsidiary, ViveICA S.A. de C.V., or ViveICA) is active in all stages of the development process in the housing industry. ViveICA’s business includes land acquisition, project and urban conceptualization, permit and license applications, and procurement and engineering design. Our housing development increased from 7,786 homes sold in 2007 to 8,096 homes sold in 2008.

•
In 2008, we invested in an existing tollroad project. On March 12, 2008, we acquired all the equity of Consorcio del Mayab, S.A. de. C.V., or the Mayab Consortium, which holds the concession for the Kantunil — Cancun tollroad. We paid Ps.912 million for the acquisition.

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
The following table sets forth our capital spending for each year in the three-year period ended December 31, 2008.

	Year Ended December 31,
	2008		2008		2007		2006
	(Millions of
	U.S. dollars)		(Millions of Mexican pesos)
Construction:
Civil	U.S.$	70	Ps.	964	Ps.	415	Ps.	430
Industrial		6		84		79		30
Rodio Kronsa		4		59		125		72
Total		80		1,107		619		532
Infrastructure:
Airports		169		2,332		657		455
Other Concessions(1)		285		3,935		4,049		44
Total		454		6,267		4,706		499
Housing Development		5		66		57		18
Corporate and Other		3		38		11		56

Total	U.S.$	542	Ps.	7,478	Ps.	5,393	Ps.	1,105

(1)	In 2007, includes Ps.3,118 million for the investment of a 20% interest in RCO.
Aggregate capital spending increased 39% in 2008 as compared to 2007. The increase primarily reflected an increase in our Airports division composed mainly of the purchase of land reserves, and a lesser increase in our Infrastructure segment, composed mainly of investment in the Mayab Consortium, which holds the concession for the Kantunil — Cancun tollroad.
Aggregate capital spending increased almost fivefold in 2007 as compared to 2006. The increase in aggregate capital spending in 2007 primarily reflected an increase in other concessions represented mainly by our investment in the joint venture Red de Carreteras de Occidente, S. de R.L. de C.V., or RCO, with our partners GS Global Infrastrucure Partners I, L.P. and two of its affiliates, or GSIP.
Public Sector Spending and the Mexican Economy
Our performance and results of operations historically have been tied to Mexican public sector spending on infrastructure and industrial facilities. Mexican public sector spending, in turn, has been generally dependent on the state of the Mexican economy and accordingly has varied significantly in the past. See “Item 3 — Risk Factors — Risks Related to Our Operations — Our performance is tied to Mexican public-sector spending on infrastructure and industrial facilities.” Mexico’s gross domestic product grew by approximately 1.8% in 2008, but fell by approximately 1.6% in the fourth quarter of 2008 and 8.2% in the first quarter of 2009. Mexico’s GDP grew 3.3% in 2007. The average interest rates on 28-day Mexican treasury notes were 7.7% in 2008, 7.2% in 2007 and 7.2% in 2006. Inflation was 6.5% in 2008, 3.8% in 2007 and 4.1% in 2006.
According to the INEGI, gross domestic product of the Mexican construction sector, in real terms as compared to the prior year, decreased by 0.6% in 2008, and increased by 2.1% in 2007 and 7.2% in 2006, representing 6.4%, 6.6% and 6.3% of Mexico’s total gross domestic product in those years, respectively. In 2008, according to data published by the Mexican Central Bank, Mexican public sector spending on infrastructure projects decreased 0.4% in real terms in comparison to 2007.

In 2007, President Felipe Calderon unveiled his National Infrastructure Program, which the government has announced is designed to expand Mexico’s infrastructure, accelerate Mexico’s economic growth and make the Mexican economy more internationally competitive. The National Infrastructure Program anticipates public and private investments totaling Ps.951 billion from 2007 to 2012 in highways, railroads, ports, airports, telecommunications, water and sanitation, irrigation and flood control projects. In addition, the National Infrastructure Plan calls for an additional Ps.1,581 billion in energy sector investments. In February 2008, the Mexican government announced the creation of the National Fund for Infrastructure within the Banco Nacional de Obras y Servicios Publicos, S.N.C., or Banobras, development bank. The government has stated that it intends to use the National Fund for Infrastructure to counteract effects of the credit crisis and related turmoil in the global financial system by providing financing, including guarantees, for important projects. The initial funding of Ps.44,000 million for the National Fund for Infrastructure came from the privatization of the first package of tollroads offered by the Fideicomiso de Apoyo Rescate de Autopistas Concesionadas, or FARAC, in 2007. Through 2012, the National Fund for Infrastructure has stated that it expects to channel approximately Ps.270,000 million in resources into communications and transportation, environmental, water, and tourism development projects.
B. BUSINESS OVERVIEW
In 2008, our operations were divided into four segments:
•	Construction,
•	Infrastructure,
•	Housing Development, and
•	Corporate and Other.
Our Construction segment is divided into three divisions: Civil Construction, Industrial Construction and Rodio Kronsa. In all Construction divisions, we provide a full range of services, including feasibility studies, conceptual design, engineering, procurement, project and construction management, construction, maintenance, technical site evaluations and other consulting services. In 2005 and 2006, we realigned our divisions to reflect changes in our business. Since January 1, 2005, our real estate operations have been included in our Corporate and Other segment and our housing construction operations have been reported as the Housing Development segment. As of January 1, 2006, we renamed our Infrastructure Operations segment the Infrastructure segment and, within this segment, we created two divisions: Airports and Other Concessions.
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
Description of Business Segments
Construction
Our construction business is divided into the Civil Construction, Industrial Construction and Rodio Kronsa segments. In 2008, our Construction segment accounted for 79% of our revenues.
Contracting Practices
Historically, a majority of our construction business was conducted under unit price contracts, which contain an “escalation” clause that permits us to increase unit prices to reflect the impact of increases in the costs of labor, materials and certain other items due to inflation. Under this traditional form of contract, while a total price is quoted, the construction project is broken down into its various constituent elements, such as excavation volume, square footage of built-up area, footage of pipes to be laid, and a price per unit is established for each such element. Where the amount of work required to complete the contract (i.e., the amount of each constituent element) is greater than the amount quoted in the contract due to incorrect specifications or changes in specifications, we are entitled to an increase in the contract price on the basis of the quantity of each element actually performed, multiplied by its unit price. These unit price contracts allow flexibility in adjusting the contract price to reflect work actually performed and the effects of inflation.

In recent years, however, our construction contracts have been increasingly of the fixed price or not-to-exceed type, which generally do not provide for adjustment of pricing except under certain circumstances for inflation or as a result of errors in the contract’s specifications, or mixed price contracts in which a portion of the contract is at fixed price and the rest at unit prices. Examples of mixed price projects in which we are currently involved include the La Yesca hydroelectric project in the Civil Construction division and the Minatitlan contract with Pemex in the Industrial Construction division. Fixed price, not-to-exceed and mixed price contracts collectively accounted for approximately 71% of our construction backlog as of December 31, 2008, 77% of our construction backlog as of December 31, 2007 and 54% of our construction backlog as of December 31, 2006. While we have entered into a large number of contracts with unit pricing in the last two years, we believe that fixed price contracts are more prevalent in the construction market and the contracts that we enter into in the future will reflect this shift to fixed price contracts. Additionally, we expect that, because of conditions attendant to financing arrangements, future concession-related, infrastructure and industrial construction contracts will restrict the adjustment of the contract price for additional work done due to incorrect contract specifications. In 2008, we entered into two large contracts for public sector works (Line 12 of the Mexico City metro system and the Eastern Discharge Tunnel of the Mexico City valley drainage system) under a traditional public works mechanism, in which the counterparty pays us periodically (often monthly) as our work is certified over the term of the contract and we do not finance the project. Traditional public works contracts, under Mexican law, provide for the price adjustment of certain components, regardless of whether the contract is fixed price (as with Line 12) or mixed price (as with the Eastern Discharge Tunnel, which involves unit prices for construction and fixed prices for management services).
We earn a significant portion of our construction revenues under contracts whose prices are denominated in currencies other than Mexican pesos, substantially all of which are of the fixed price, mixed price or not-to-exceed type. Approximately 16% of our contract awards in 2008 (based on the contract amount) were foreign currency denominated. Approximately 24% of our construction backlog as of December 31, 2008 was denominated in foreign currencies. Substantially all of our foreign currency denominated contracts are denominated in U.S. dollars, except for contracts entered into by our Rodio Kronsa division, which are denominated in other currencies, principally euros.
In 2004, we established a committee, which is comprised of a number of our legal and finance executives, to supervise our decisions to bid on new construction projects based upon a number of criteria, including the availability of multilateral financing for potential projects, the availability of rights of way, the adequacy of project specifications, the customer’s financial condition and the political stability of the host country, if the project is outside of Mexico. Currently, our policy requires that this committee review and approve all construction projects expected to generate material revenues.
We obtain new contracts for new projects either through a process of competitive bidding or through negotiation. Generally, the Mexican government and its agencies and instrumentalities may only award construction contracts through a public bidding process conducted in accordance with the Public Works and Related Services Law (Ley de Obras Publicas y Servicios Relacionados con las Mismas). Public sector construction contracts may only be awarded without a public bidding process under very limited circumstances, such as where the amount involved is low, the project must be completed on an emergency basis, or technology or special patents are required. Accordingly, the majority of the contracts for new projects awarded to us from Mexican public-sector clients are awarded through competitive bidding. Most contracts for new projects awarded to us by private sector and foreign government clients are also the result of a bidding process.
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

In addition to contracts for new projects, increases in the scope of work to be performed in connection with existing projects are an important source of revenue for us. In 2008, increases in scope of work accounted for Ps.7,292 million, or 17%, of our year-end backlog. Contracts for such work are not typically put up for bid, but are negotiated by the client with the existing contractor.
In determining whether to bid for a project, we take into account (apart from the cost, including the cost of financing, and potential profit) efficient usage of machinery, the relative ease or difficulty of obtaining financing, geographic location, project-specific risks, current and projected backlog of work to be performed, our particular areas of expertise and our relationship with the client.
As is customary in the construction business, from time to time we employ sub-contractors for particular projects, such as specialists in electrical, hydraulic and electromechanical installations. We are not dependent upon any particular sub-contractor or group of sub-contractors.
Construction Backlog
Backlog in the engineering and construction industry is a measure of the total dollar value of accumulated signed contracts at a particular moment.
The following table sets forth, at the dates indicated, our backlog of construction contracts.

	As of December 31,
	2008		2008		2007		2006
	(Millions of
	U.S. dollars)		(Millions of Mexican pesos)
Construction
Civil	U.S.$	2,594	Ps.	35,885	Ps.	19,898	Ps.	4,180
Industrial		445		6,149		8,487		5,116
Rodio Kronsa		41		563		729		352

Total	U.S.$	3,080	Ps.	42,597	Ps.	29,114	Ps.	9,648

We were awarded contracts totaling Ps.34,869 million (approximately U.S.$2,521 million) in 2008. See note 6 to our consolidated financial statements. Four projects represented approximately 54% of our backlog at December 31, 2008. The La Yesca hydroelectric project accounted for Ps.7,843 million, or 18% of our total backlog as of December 31, 2008. We expect to complete this project in June 2012. Line 12 of the Mexico City metro system accounted for Ps.7,735 million or 18%, of our total backlog as of December 31, 2008. We expect to complete this project in December 2011. Additionally, the Eastern Discharge Tunnel of the Mexico City valley drainage system, which we expect to complete in May 2013, accounted for Ps.3,838 million, or 9%, of our total backlog as of December 31, 2008. The Rio de los Remedios — Ecatepec toll highway, which we expect to complete in February 2011, accounted for Ps.3,733 million, or 9%, of our total backlog as of December 31, 2008.
As of December 31, 2008, approximately 1% of construction backlog was attributable to construction projects outside Mexico and public sector projects represented approximately 72% of our total backlog. At December 31, 2008, contracts with a value exceeding U.S.$250 million accounted for 54% of our total backlog, contracts with a value ranging from U.S.$50 million to U.S.$250 million accounted for 30% of our total backlog, and contracts with a value of less than U.S.$50 million accounted for 16% of our total backlog.
Our backlog does not include the backlog of joint venture companies created for specific construction projects and in which we have a minority interest. As of December 31, 2008, these joint venture companies had no backlog.
The amount of backlog is not necessarily indicative of our future revenues related to the performance of such work. Although backlog represents only business that is considered to be firm, we cannot assure you that cancellations or scope adjustments will not occur.
In certain instances, we have guaranteed completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any such schedule or performance requirements could result in costs that exceed projected profit margins, including penalties of up to 20% of the contract price. Fixed price, not-to-exceed and mixed price contracts collectively accounted for approximately 71% of our construction backlog as of December 31, 2008. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Construction — Construction Backlog.”

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
In our Civil Construction division, we compete primarily with Brazilian, Spanish and Mexican companies, including Constructora Norberto Odebrecht S.A., or Odebrecht, Camargo Correa S.A., Andrade Gutierrez S.A., Fomento de Construcciones y Contratas, S.A., or FCC, Acciona Infraestructura, S.A. or Acciona, ACS Actividades de Construcciones y Servicios, S.A. and Dragados S.A. (together, ACS), Impulsora del Desarrollo Economico de America Latina, or IDEAL, and Carso Infraestructura y Construcciones, S.A.B. de C.V. (both members of Grupo Carso), Compañia Contratista Nacional, S.A. de C.V, Gutsa Construcciones, S.A. de C.V., Tradeco Infraestructura, S.A. de C.V., La Nacional Compañia Constructora S.A. de C.V. and La Peninsular Compañia Constructora S.A. de C.V., or LPCC.
In our Industrial Construction division, we compete with Mexican, Brazilian, Argentine, Korean and Japanese companies, including Odebrecht, Cobra Gestion de Infraestructuras, S.A. (part of ACS), Techint S.A. de C.V., Duro Felguera Mexico, S.A. de C.V., Mitsubishi Corporation, Swecomex, S.A. de C.V. (a member of Grupo Carso), Transportacion Maritima Mexicana, S.A. de C.V., Samsung Ingenieria Manzanillo, S.A. de C.V., Grupo R S.A. de C.V and Korea Gas Corporation.
In our Infrastructure segment, we compete primarily with Mexican and Spanish companies, including FCC, Global Via Infraestructuras, S.A., OHL Concesiones S.A., IDEAL, Acciona, Befesa, S.A. (a member of Grupo Abengoa), OMEGA Construcciones Industriales, S.A. de C.V. and LPCC, as well as other companies such as the Macquarie Infrastructure Group.
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
Raw Materials
The principal raw materials we require for our construction operations are cement, construction aggregates and steel. In our Civil Construction division, raw materials accounted for Ps.1,091 million, or 11%, of our cost of sales in 2008, Ps.1,142 million, or 6%, of our costs of sales in 2007 and Ps.1,699 million, or 9%, of our cost of sales in 2006. In our Industrial Construction division, raw materials accounted for Ps.2,835 million, or 12% of our cost of sales in 2008, Ps.3,154 million, or 17%, of our costs of sales in 2007 and Ps.3,006 million, or 15%, of our cost of sales in 2006.
Civil Construction
Our Civil Construction division focuses on infrastructure projects in Mexico, including the construction of roads, highways, transportation facilities (such as mass transit systems), bridges, dams, hydroelectric plants, tunnels, canals and airports, as well as on the construction, development and remodeling of large multi-storied urban buildings, including office buildings, hotels, multiple-dwelling housing developments and shopping centers. Our Civil Construction division has also pursued opportunities in other parts of Latin America, the Caribbean, Asia and the United States. Our Civil Construction division performs activities such as demolition, clearing, excavation, de-watering, drainage, embankment fill, structural concrete construction, concrete and asphalt paving, and tunneling. In 2008, our Civil Construction division accounted for 42% of our total revenues.
The Civil Construction division’s projects are usually large and complex and require the use of large construction equipment and sophisticated managerial and engineering techniques. Although our Civil Construction division is engaged in a wide variety of projects, our projects generally involve contracts whose terms range from two to five years.

We have played an active role in the development of Mexico’s infrastructure and have completed large infrastructure facilities and constructed buildings throughout Mexico and Latin America. Among the facilities and buildings we have constructed from our incorporation in 1947 until 2008:
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

•
17 of the 58 existing airports in Mexico and two airports outside Mexico (the Tocumen Panama international airport in Panama and the Philip S.W. Goldson international airport in Belize) and Terminal 2 of the Mexico City International Airport;

•	various hotels and office buildings, including the Maria Isabel Sheraton, Nikko, Paraiso Radisson Mexico City, Westin Regina Los Cabos and the Torre Mayor, among others;
•	lines one through nine, A and part of B of the Mexico City metro system; and
•	the Mexico City sewage system.
The most important projects under construction by the Civil Construction division during 2008 included:
•	Line 12 of the Mexico City metro system;
•	the Eastern Discharge Tunnel of the Mexico City valley drainage system;
•	and the La Yesca hydroelectric project.
The Civil Construction division’s contract awards in 2008 totaled approximately Ps.27,390 million (approximately U.S.$ 1,980 million), of which 1% were awarded outside Mexico.
Eastern Discharge Tunnel. In November 2008, the Mexican National Water Commission (Comision Nacional de Aguas), the government of Mexico City and the government of the state of Mexico, acting together as a trust, awarded an ICA-led consortium a Ps.9,596 million (excluding value-added tax) contract for the construction of the Eastern Discharge Tunnel (Tunel Emisor Oriente) in the Mexico City valley. The tunnel will increase drainage capacity in the Mexico City region and prevent flooding during the rainy season. The ICA led consortium, Constructora Mexicana de Infraestructura Subterranea, S.A. de C.V., or COMISSA, is comprised of Ingenieros Civiles Asociados, S.A. de C.V., Carso Infraestructura y Construccion, S.A.B. de C.V., Construcciones y Trituraciones, S.A. de C.V., Constructora Estrella, S.A. de C.V. and Lombardo Construcciones, S.A. de C.V. We proportionately consolidate 40% of this project, (Ps.3,838 of the total construction contract). The fixed-term contract has both unit price and fixed price components, and schedules completion of the project for September 2012. The construction contract is under a traditional public works mechanism, in which the counterparty pays us periodically (often monthly) as our work is certified over the term of the contract and we do not finance the project. The project includes the construction of a 62-kilometer tunnel and 24 related access shafts. The tunnel will start at the border of the Federal District and Ecatepec, run along one side of Lake Zumpango, and terminate in El Salto, Hidalgo.
Line 12 of the Mexico City Metro. In July 2008, the government of Mexico City through its Directorate General of Transportation Works awarded an ICA-led consortium a Ps.15,290 million (excluding value-added tax) construction contract for Line 12 of the Mexico City metro system. Our civil construction subsidiary Ingenieros Civiles Asociados, S.A. de C.V. holds a 53% interest in the consortium, while Carso Infraestructura y Construccion, S.A.B. de C.V., the construction partner, holds a 17% interest, and Alstom Mexicana, S.A. de C.V., the integrator for the electro-mechanical systems, holds a 30% interest. The construction contract is under a traditional public works mechanism, in which the counterparty pays us periodically (often monthly) as our work is certified over the term of the contract and we do not finance the project. We expect to complete this fixed-price, fixed-term project in December 2011. The project includes the construction of a new 24.4-kilometer metro line that will link the eastern and western parts of the city, from Tlahuac to Mixcoac. The construction contract divides the project into two phases. The first, running from Tlahuac to Axomulco, is expected to be put into service by December 31, 2010. The second, running from Axomulco to Mixcoac, is expected to be put into service by December 31, 2011. The terms of the construction contract require us to post a performance bond in the amount of 10% of the total contract value, to be canceled on completion of the works. Once completed, Line 12 is expected to have the capacity to serve up to 412,000 passengers per day. The Mexico City metro system is the fifth largest urban transport system in the world, today extending more than 200 kilometers on 11 lines. Once Line 12 is completed, the system will extend more than 225 kilometers.

La Yesca. In September 2007, the Mexican Federal Electricity Commission awarded a U.S.$768 million contract for the engineering, procurement and construction of the La Yesca hydroelectric project to our subsidiary Constructora de Proyectos Hidroelectricos S.A. de C.V., or CPH. The La Yesca hydroelectric project is located on the border between the states of Jalisco and Nayarit, and is comprised of civil construction, electromechanical and ancillary work including the procurement, engineering, construction, transportation, start-up, testing and commissioning of two 375-megawatt turbogenerating units. The terms of the La Yesca contract required that we secure financing for the project costs and limit disbursements during the construction phase to 90% of the cash cost of any certified work performed. CPH arranged financing of U.S.$910 million for a construction line of credit and U.S.$80 million for a revolving line of credit for the La Yesca hydroelectric project from WestLB AG, which also structured the financing for the El Cajon hydroelectric project. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness — La Yesca.” Because the terms of the construction contract provide that the Mexican Federal Electricity Commission will pay for the project upon completion and the financing obtained by CPH covers only the project’s cash costs, the project will not generate any significant cash flow to us until completion, which is scheduled to occur in the second quarter of 2012. However, because we recognize revenues from the La Yesca hydroelectric project based on the percentage-of-completion method of accounting, the project is expected to generate a substantial portion of our revenues in 2009, 2010 and 2011. The La Yesca hydroelectric project generated Ps.2,165 million of revenue, or 8.0% of total revenues, in 2008. The La Yesca hydroelectric project represented a substantial portion of our receivables and our indebtedness in 2008 and is expected to continue to represent a substantial portion of our receivables and our indebtedness in the future. At December 31, 2008, we had Ps.2,566 million in contract receivables (including receivables recognized using the percentage of completion method of accounting) and Ps.2,784 million of debt on our balance sheet relating to the La Yesca hydroelectric project.
El Cajon. In March 2003, the Mexican Federal Electricity Commission awarded a U.S.$748 million (subsequently increased to U.S.$871 million) contract for the engineering, procurement and construction of the El Cajon hydroelectric project to our subsidiary Constructora Internacional de Infraestructura, S.A. de C.V., or CIISA. The El Cajon hydroelectric project was Mexico’s first engineering, procurement and construction contract for the complete construction of a hydroelectric project under Mexico’s public works financing program. We completed construction of the project in August 2007 and the total payment received from the Mexican Federal Electricity Commission as of December 31, 2008 for the El Cajon hydroelectric project was U.S.$872.2 million. We are negotiating with the Mexican Federal Electricity Commision over certain items and prices, resulting in our recognition of an account receivable of U.S.$38.9 million. Because of the uncertainty of our receipt of the account receivable from the Mexican Federal Electricity Commission, we have created a provision for U.S.$10 million of this amount, which is our best estimation of what we may not receive. We cannot assure you that we will receive any part or all of the U.S.$38.9 million that remains unpaid.
During 2005 and 2006, we were required to invest an aggregate of Ps.1,066 million of additional capital in CIISA to finance undisbursed portions of the project’s cash costs, which increased our ownership percentage in CIISA from 61% to 75%. This increase reflects dilution of the ownership percentage of our partners, rather than transfers of interests in CIISA from our partners to us.
In the past, our Civil Construction division pursued infrastructure projects in Central and South America and the Caribbean, and may continue to do so on a more limited basis in the future. Projects in these areas ranged from construction of a section of the subway system in Santiago, Chile to the construction of a natural gas pipeline system in Argentina and the Caruachi hydroelectric dam in Venezuela. Our largest non-Mexican projects during 2008 were the Los Faros foundation project in Panama and the Caño Limon drainage project in Colombia. In 2008, 5% of our revenues in the Civil Construction division were attributable to construction activities outside Mexico.

Industrial Construction
Our Industrial Construction division focuses on the engineering, procurement, construction, design and commissioning of large manufacturing facilities such as power plants, chemical plants, petrochemical plants, fertilizer plants, pharmaceutical plants, steel mills, paper mills, drilling platforms and automobile and cement factories. In 2008, our Industrial Construction division accounted for 30% of our total revenues.
Relationship with ICA-Fluor. In 1993, we sold a 49% interest in our industrial construction subsidiary to Fluor Daniel Mexico, S.A., or Fluor, a subsidiary of The Fluor Corporation, forming the ICA-Fluor joint venture. Since 1993, we have owned 51% of the ICA-Fluor joint venture. Partner resolutions require the approval of a simple majority of ICA-Fluor’s partners’ interests, except for decisions relating to matters such as capital increases, changes to ICA-Fluor’s bylaws, dividend payments and a sale of all or substantially all of the assets of ICA-Fluor. We and Fluor are each entitled to appoint an equal number of members of ICA-Fluor’s board of directors and executive committee. Historically, we have designated the chief executive officer of ICA-Fluor. In addition, we and Fluor have agreed that ICA-Fluor will be the exclusive means for either party to provide construction, procurement, project management, start-up and maintenance services to the production and pipeline, power plant, petrochemical, industrial, environmental services, mining, chemicals and plastics and processing plants within Mexico, Central America, and the Caribbean. This agreement will terminate upon a sale by Fluor or us of any of our partnership interests in ICA-Fluor or, following a breach of any of the ICA-Fluor agreements, one year after payment of any damages due to the non-breaching party in respect of this breach. We believe that our alliance with Fluor provides us with a wider range of business opportunities in the industrial construction markets in and outside Mexico, as well as access to technology and know-how that give us a competitive advantage in these markets.
In the past decade, much of the work the Industrial Construction division performed has been for the Mexican public sector, although the division’s work is increasingly shifting toward the private sector. During 2008, 69% of the Industrial Construction division’s revenues were derived from work performed for the public sector. The division’s most important clients are Pemex Exploracion y Produccion, Pemex Refinacion and Pemex Gas y Petroquimica Basica. In the private sector the division’s most important clients in 2008 were Dowell Schlumberger de Mexico, S.A. de C.V., Altos Hornos de Mexico, S.A. de C.V. and Energia Costa Azul, S. de R.L.
Typical Projects. Projects in our Industrial Construction division typically involve sophisticated engineering techniques and require us to fulfill complicated technical and quality specifications. Our Industrial Construction division contracts, as of December 2008, were 70% peso-denominated and 30% dollar-denominated. 71% were unit-price, 13% were fixed price and 16% were cost reimbursement.
Among the principal projects we have completed in the Industrial Construction division recently are:
•	the Pemex Cayo Arcos offshore housing platform;
•	the second phase of the Indelpro PP Line and Splitter;
•	the Pemex Yaxche B and Kab A Light Platforms; and
•	the Pemex Reynosa V plant.
The Industrial Construction division’s contract awards in 2008 totaled approximately Ps.5,966 million (approximately U.S.$431 million) and included projects such as:
•	the Sempra Costa Azul Nitrogen injection facility and interconnection to the liquid natural gas terminal;
•	the Pemex Akal R and I Platforms;
•	the Maya crude oil dehydration system for Pemex;
•	the Pemex Dos Bocas Terminal for the dehydration of Mayan crude oil; and
•	the Detroit heavy oil upgrade including manufacture of process modules and pipeline.
The most important projects under construction by the Industrial Construction division during 2008 included:
•	the Chicontepec II hydrocarbon deposit exploitatation works;
•	the AHMSA Phase II steel mill and plate line expansion;

•	the Cayo Arcos offshore housing platform;
•	the Sempra Costa Azul Nitrogen injection facility and interconnection to the liquid natural gas terminal;
•	the Maya crude oil dehydration system for Pemex;
•	the reconfiguration of Package II of the Minatitlan refinery project; and
•	the construction of the cryogenic plants Reynosa 5 and Reynosa 6 for Pemex.
In October 2004, ICA-Fluor entered into a contract with Pemex for the reconfiguration of Package II of the Minatitlan refinery project, including auxiliary services, wastewater treatment and integration works at the facility. As of December 31, 2008, the project had Ps.76 million of works pending to be executed. We expect to complete this project in 2009. The project was awarded pursuant to a mixed price contract that has both fixed price and unit price components. ICA-Fluor will receive payment from Pemex for construction services over the life of the contract, as we reach certain contractual milestones. ICA-Fluor posted a guarantee of U.S.$88 million for the value of certain work to be completed on Package II of the Minatitlan refinery project, which was obtained through an unsecured letter of credit. As of December 31, 2008, the value of this guarantee had been reduced to U.S. $22 million and expires in December 2009.
Turnkey Projects. During the past decade, the Industrial Construction division has experienced a shift toward increased private sector investment. In recent years, certain clients, including Pemex, have required that projects sponsored by them be constructed on a turnkey basis with financing arranged by the parties constructing the project. Accordingly, bids for such projects must be complete packages, including, among other things, engineering, construction, financing, procurement and industrial elements. As a result of the increased complexity of the projects, bids are frequently submitted by consortia. Our ability to win these bids is affected by the relative strengths and weaknesses of our partners in the consortia and the ability of each consortium to obtain financing. In 2007, we entered into a consortium with Dowell Schlumberger, S.A. de C.V., OFS Servicios, S.A. de C.V. and Drillers Technology de Mexico, S.A. de C.V. in connection with a contract to develop the Chicontepec II oil field for Pemex, which has scheduled completion in July 2011.
An example of a turnkey project in this division is the contract for the construction of the first Mexican liquefied natural gas (LNG) regasification terminal for Terminal de LNG de Altamira S. de R.L. de C.V., a joint venture owned by the Royal Dutch/Shell Group, Mitsui Corp and the Total Group. The owners awarded the project to a consortium consisting of us and Ishikawajima-Harima Heavy Industries, or IHI. We, along with IHI, provided engineering, procurement and construction services to the project. Our consortium, as the contractor, was responsible for testing, starting-up and making the project operational, and the facility was delivered to the owner in ready-to-use condition in 2006.
Other recent turnkey projects have included a cogeneration power plant for Enertek, an oxygen plant for Altos Hornos de Mexico, S.A. de C.V., a silica plant for PPG, a cryogenic gas processing facility for Pemex, a cement plant for Cementos Apasco, a combined cycle power plant for AES Andres, a combined cycle power plant for Sempra, a combined cycle power plant for Transalta and three combined cycle power plants for Iberdrola.
Rodio Kronsa
The Rodio Kronsa division consisted of our Spanish and Argentine operations through 2006, and consists of our Spanish operations since 2007. In 2008, the Rodio Kronsa division accounted for 6% of our total revenues.
Through September 2008, our Spanish operations consisted of Rodio, (a sub-soil construction subsidiary) and Kronsa (a subsidiary that constructs specialized support piles). In October 2008, our subsidiaries Rodio Cimentaciones Especiales S.A. and Kronsa Internacional S.A. were merged to form a single entity, Grupo Rodio Kronsa, or Rodio Kronsa. We own Grupo Rodio Kronsa through an intermediary holding company, Aps FRAMEX, or FRAMEX, which owns 100% of Grupo Rodio Kronsa. We own 50% of FRAMEX and Soletanche Bachy France owns the remaining 50% interest. Through September 2008, Rodio and Kronsa were each governed by a board of directors that was jointly appointed, in equal number, by Soletanche Bachy France and us, and we appointed the president of the board of each of Rodio and Kronsa. As of October 2008, one board of directors (appointed by us and Soletanche Bachy France using the same procedures as when the entities were separate) governs Grupo Rodio Kronsa. The board appoints the officers that manage the day-to-day operations of Grupo Rodio Kronsa.

Rodio Kronsa was founded in the 1930s and specializes in all forms of sub-soil construction, including the construction of tunnels, underpasses and retaining walls. Most of Rodio’s contracts are of the unit price variety. Because of the nature of its work, Rodio Kronsa is often hired as a subcontractor. Sub-soil construction involves substantial risk due to the uncertainty of subsurface conditions and the possibility of flooding. We believe that these risks are mitigated by the fact that third parties develop the designs for most of Rodio Kronsa’s projects. Rodio Kronsa constructs retaining walls and specialized support piles for use in the construction industry. The principal market for Rodio Kronsa is Spain, although Rodio Kronsa has performed work in various foreign countries, including Russia, Morocco, and several Latin American countries and has subsidiaries in Portugal and Central America.
Among the principal projects Rodio Kronsa has completed between 1973 and 2008 are the following:
•	sounding, drilling and various works for the Almendra dam in Salamanca, Spain, the Alcantara dam in Caceres, Spain, and the El Atazar Dam in Madrid, Spain;
•	construction work for the MetroSur subway system in Madrid, Spain;
•	sounding, drilling and various works for the Hatillo Dam in the Dominican Republic;
•	the foundations for housing projects in Spain; and
•	the M-30 freeway burial in Madrid.
In 2008, the most important projects under construction by Rodio Kronsa were:
•	Porta Firal foundation work on the building to be the headquarters for Iberdrola, in Barcelona;
•	the Hipercor shopping center in Cordoba; and
•	foundation work on the Agencia Bouregreg-Rabat in Morocco.
In each of 2005, 2006 and 2007, CPC S.A., our former Argentine subsidiary, contributed less than 1% of the CPC-Rodio division’s revenues. CPC was sold in 2007.
Infrastructure
We divide our Infrastructure segment into two divisions: the Airports division and the Other Concessions division. We began consolidating GACN’s balance sheet as of December 31, 2005 and its results of operations as of January 1, 2006 and we report this financial data in our Airports division. In 2008, our Infrastructure business accounted for 14% of our total revenues.
During 2008, we participated in six operating concessioned highways that we consolidate, one operating concessioned tunnel (the Acapulco tunnel), in the management and operation of a water treatment plant in Ciudad Acuña and other water supply systems, including the Aqueduct II water supply system that we began proportionally consolidating in 2008. In August 2007, the Ministry of Communications and Transportation awarded the first package of FARAC tollroads to our affiliate RCO, of which we own 20%. We account for RCO using the equity method. RCO has assumed responsibility for the construction, operation, conservation and maintenance of the tollroads in the first FARAC package. Since March 2008, we participate in the operation of the Kantunil — Cancun highway, which we consolidate. Since March 2009, we hold the concession title to the La Piedad Bypass, which we expect to consolidate. The financial data for these and other consolidated concessions is reported in our Other Concessions division.
Airports Division
As of December 31, 2008, we controlled an aggregate of 233,236,600 shares of our airport subsidiary GACN, representing 58.31% of GACN’s capital stock. Our investment in GACN was comprised of 166,436,600 series B shares that we owned directly through our wholly-owned subsidiary Aeroinvest, and 66,800,000 series B and BB shares that we controlled through our ownership of 74.5% of the capital stock of SETA. The remaining 25.5% of SETA was owned by Aeroports de Paris Management, or ADPM. The remaining shareholders in GACN held 40.5% of its outstanding capital stock and 1.19% of the shares are held in GACN’s treasury. GACN is listed on the Mexican Stock Exchange and the Nasdaq.

Aeroinvest and ADPM have also agreed that:
•	Aeroinvest will select two members of GACN’s audit committee; and
•	Aeroinvest and ADPM will jointly select at least one member of GACN’s nominations committee and corporate practices committee.
The consortium agreement also requires the unanimous vote of Aeroinvest and ADPM to approve: (i) the pledging or creation of a security interest in any of GACN’s shares held by SETA or the shares issued by SETA; (ii) any amendments to SETA’s bylaws or the SETA shareholders’ agreement; (iii) a merger, split, dissolution or liquidation; (iv) the amendment or termination of GACN’s bylaws or the participation agreement, technical assistance agreement, and technology transfer agreement entered into at the time of GACN’s privatization; (v) changes in GACN’s capital structure; (vi) the conversion of GACN’s Series BB shares into Series B shares; and (vii) any sale or transfer of shares of SETA.
Under the consortium agreement, transfers by either Aeroinvest or ADPM of its shares in SETA to an unaffiliated third party are subject to limited rights of first refusal in favor of the non-transferring shareholder, and such transfers by Aeroinvest are subject, under certain conditions, to tag-along rights in favor of ADPM. In addition, the consortium agreement includes put and call options in respect of shares of SETA held by Aeroinvest, whereby, from June 14, 2009 through the later of June 14, 2015 and the date that is six months following the termination of the technical assistance agreement, under certain conditions,
•
ADPM may require Aeroinvest and certain of its affiliates to purchase all or a portion of shares of SETA held by ADPM, which Aeroinvest has agreed to secure through a pledge (prenda bursátil) approximately 4% of the outstanding capital stock of GACN; and

•
in the event of the parties’ inability to resolve definitively a matter to be decided by the board of directors or shareholders of SETA, Aeroinvest may require ADPM to sell to Aeroinvest all or a portion of shares of SETA held by ADPM.

Through GACN, we operate 13 airports in the Central North region of Mexico pursuant to concessions granted by the Mexican government, including the Monterrey airport, which accounted for approximately for 46.4% of GACN’s revenues in 2008. The airports serve a major metropolitan area (Monterrey), three tourist destinations (Acapulco, Mazatlan and Zihuatanejo), two border cities (Ciudad Juarez and Reynosa) and seven regional centers (Chihuahua, Culiacan, Durango, San Luis Potosi, Tampico, Torreon and Zacatecas). All of the airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government.
In October 2008, GACN acquired 90% of the shares of Consorcio Grupo Hotelero T2, S.A. de C.V., which has the rights to develop and operate a 287-room, 5-star hotel and approximately 5,000 square meters of commercial space inside the new Terminal 2 of the Mexico City International Airport, under a 20-year contract with the Mexico City International Airport. NH Hoteles, S.A. of Spain owns the other 10% and will operate the hotel. The commercial areas included in this project, excluding the hotel, will increase by approximately 40% the total commercial space that GACN operates. As of May 29, 2009, the construction of the hotel was approximately 93% completed, and we expect the hotel to start operations in the third quarter of 2009. The first stage of the commercial area is expected to begin operations in 2010.
In 2008, the Airports division accounted for 7% of our total revenues. The substantial majority of the Airports division’s revenues are derived from providing tariff-regulated services, which generally are related to the use of airport facilities by airlines and passengers. For example, approximately 81% of GACN’s total revenues in 2008 were earned from tariff-regulated services. Changes in revenues from aeronautical services are principally driven by the passenger and cargo volume at the airports. Revenues from aeronautical services are also affected by the “maximum rates” the subsidiary concessionaires are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The “maximum rate” system of price regulation that applies to aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services.
The Airports division also derives revenues from non-aeronautical activities, which principally relate to the commercial, non-aeronautical activities carried out at the airports, such as the leasing of space in terminal buildings to restaurants and retailers. Revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation. Thus, non-aeronautical revenues are principally affected by the passenger volume at the airports and the mix of commercial activities carried out at the airports. While we believe aeronautical revenues will continue to represent a substantial majority of future total revenues, we anticipate that the future growth of revenues from commercial activities will exceed the growth rate of this division’s aeronautical revenues.

The following table provides summary data for each of the airports for the year ended December 31, 2008:

	Year Ended December 31, 2008
	Terminal				Revenues Per
	Passengers		Revenues		Terminal
	(Number in		(Millions		Passenger(1)
Airport	millions)%		of pesos)%		(Pesos)
Metropolitan area:
Monterrey International Airport	6.6	46.8%	924.2	46.3%	140.0
Tourist destinations:
Acapulco International Airport	1.1	7.7	157.5	7.9	143.2
Mazatlan International Airport	0.8	5.9	139.2	7.0	174.0
Zihuatanejo International Airport	0.6	4.6	96.6	4.8	161.0
Total tourist destinations	2.6	18.2	393.3	19.7	151.3
Regional cities:
Chihuahua International Airport	0.8	5.9	120.5	6.0	150.6
Culiacan International Airport	1.1	7.8	140.5	7.0	127.7
Durango International Airport	0.2	1.7	33.5	1.7	167.5
San Luis Potosi International Airport	0.3	1.9	46.7	2.3	155.7
Tampico International Airport	0.6	4.1	79.8	4.0	133.0
Torreon International Airport	0.5	3.4	70.4	3.5	140.8
Zacatecas International Airport	0.3	1.9	37.6	1.9	125.3
Total regional destinations	3.8	26.7	529.0	26.5	139.2
Border cities:
Ciudad Juarez International Airport	0.9	6.4	117.5	5.9	130.1
Reynosa International Airport	0.2	1.8	32.4	1.6	162.0
Total border city destinations	1.2	8.2	149.9	7.5	124.9

TOTAL:(2)	14.1	100.0%	1,996.4	100.0%	141.6

(1)	Revenues per terminal passenger are calculated by dividing the total revenues for each airport by the number of terminal passengers for each airport.

(2)	Revenues do not include eliminations at the consolidated level.
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

Other Concessions Division
The Other Concessions Division includes highway, bridge and tunnel concessions, other similar long-term investments and water distribution and water treatment concessions. In 2008, the Other Concessions division accounted for 7% of our total revenues.
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
Our return on any investment in a highway, bridge or tunnel concession is based on the duration of the concession, in addition to the amount of toll revenues or shadow tariffs collected, operation and maintenance costs, debt service costs and other factors. Traffic volumes, and thus toll revenues, are affected by a number of factors including toll rates, the quality and proximity of alternative free roads, fuel prices, taxation, environmental regulations, consumer purchasing power and general economic conditions. The level of traffic on a given highway also is influenced heavily by its integration into other road networks. For a toll-free highway under the Public/Private Partnership (PPP) contract structure, recovery of our investment is typically accomplished through a fixed payment for highway availability, together with a smaller shadow tariff based on traffic volume.
The following table sets forth certain information regarding the highway, bridge and tunnel concessions in which we currently participate, either through subsidiaries or affiliates:

						Concessionaire’s
						Net Investment
			Concession	% Ownership		in Concession
		Date of	Term	of	% Ownership of	(Millions of
Concession	Kilometers	Concession	(Years)	Concessionaire(1)	Construction (2)	Mexican pesos)(3)
San Martin-Tlaxcala-El Molinito highway	25.5	1990	25.5	19	10	Ps.	34
Acapulco tunnel	2.9	1994	40	100	100		647
Corredor Sur highway (Panama)	19.8	1996	30	100	100		2,353
Irapuato — La Piedad highway	74.32	2005	20	100	100		688
Queretaro — Irapuato highway	92.98	2006	20	100	100		1,211
Nuevo Necaxa— Tihuatlan Highway	85	2007	30	50	50		159
Rio Verde — Ciudad Valles Highway	113.2	2007	20	100	100		409
RCO first package of tollroads	558	2007	30	20	100		2,615
The Kantunil — Cancun Highway	241.5	1990	30	100	—	Ps.	2,865
The La Piedad Bypass	67.5	2009	30	100	100		0

(1)	Does not take into account the Mexican federal or local governments’ “sub-equity” contributions.

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

(3)
Represents each concessionaire’s investment in the applicable concession, net of depreciation and revaluation of assets, except for San Martin Tlaxcala-El Molinito highway and RCO, in which it represents net investment in equity. For a description of the revaluation of assets, see notes 3 and 10 to our consolidated financial statements.

San Martin-Tlaxcala-El Molinito. The San Martin-Tlaxcala-El Molinito concessioned highway began operating in September 1991. During 2008, the concessionaire’s revenues were sufficient to cover its operating expenses.
Acapulco Tunnel. In 1994, the state of Guerrero granted our subsidiary Tuneles Concesionados de Acapulco, S.A. de C.V., or TUCA, a 25-year concession for the construction, operation and maintenance of a 2.9 km tunnel connecting Acapulco and Las Cruces, which we completed in 1996. On November 15, 2002, the term of the concession was extended fifteen years, bringing the total length of the concession to 40 years. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness — Acapulco Tunnel.”

Corredor Sur. In 1995, the Panamanian Ministry of Public Works awarded ICA Panama, S.A., our wholly-owned subsidiary, a 30-year concession for the construction, operation and maintenance of the Corredor Sur highway, a four-lane, 19.8 kilometer highway in Panama. The first segment of the highway opened in August 1999 and the final segment opened in February 2000. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness — Corredor Sur” and “Item 8. Financial Information — Legal and Administrative Proceedings — Legal Proceedings — Corredor Sur.”
The Irapuato-La Piedad Highway. In September 2005, the Ministry of Communications and Transportation awarded us a 20-year concession for the modernization, operation, conservation and maintenance of the Irapuato — La Piedad Highway. The 74.3 kilometer Irapuato — La Piedad highway will be a toll-free road under a Public/Private Partnership contract. Recovery of our investment will be accomplished through a two-part integrated quarterly payment made by the Ministry of Communications and Transportation. We will be paid (1) a fixed payment for highway availability and (2) a shadow tariff based on traffic volume. The improvements to the highway were completed and became fully operational in September 2008.
The Queretaro-Irapuato Highway. In June 2006, the Ministry of Communications and Transportation awarded us a 20-year concession for the modernization, operation, conservation and maintenance of the Queretaro — Irapuato Highway. The 108 kilometer Queretaro — Irapuato highway, of which 93 kilometers is under our concession, will be a toll-free road under a Public/Private Partnership contract. Recovery of our investment will be accomplished through a two-part integrated quarterly payment made by the Ministry of Communications and Transportation. We will be paid (1) a fixed payment for highway availability and (2) a shadow tariff based on traffic volume. The improvements to the highway are scheduled to be completed in October 2009. We will report income as the segments are modernized and expanded and become available for use.
Nuevo Necaxa-Tihuatlan Highway. In June 2007, the Ministry of Communications and Transportation awarded us a 30-year concession for the construction, operation, maintenance and preservation of the Nuevo Necaxa — Tihuatlan highway. The 85-kilometer highway is located in the states of Puebla and Veracruz. The 30-year concession, with a total investment of approximately U.S.$631 million, includes: (i) construction, operation, maintenance, and preservation of the 36.6 kilometer Nuevo Necaxa — Avila Camacho segment; (ii) exploitation, operation, maintenance, and preservation of the 48.1 kilometer Avila Camacho — Tihuatlan segment; and (iii) a long-term service contract to sustain the capacity of the highway for the Nuevo Necaxa — Avila Camacho segment, in accordance with the exclusive rights provided by the concession. This is the final tranche to complete the highway that will connect Mexico City with the port of Tuxpan in Veracruz. In June 2008, we entered into a financing agreement in the amount of Ps.6,061 million to finance the construction of this project. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness — Nuevo Necaxa — Tihuatlan.”
The Rio Verde-Ciudad Valles Highway. In July 2007, the Ministry of Communications and Transportation awarded the 20-year concession for a 113.2-kilometer highway between Rio Verde and Ciudad Valles in the state of San Luis Potosi to a consortium made up of our subsidiaries. The estimated total investment will be approximately U.S.$286 million. The scope of the concession includes: (i) the operation, conservation, maintenance, modernization, and widening of a 36.6 kilometer tranche from Rio Verde — Rayon; (ii) the construction, operation, exploitation, conservation, and maintenance of an 68.6 kilometer tranche from Rayon — La Pitahaya; and (iii) the operation, conservation, maintenance, modernization, and widening of an 8.0 kilometer tranche from La Pitahaya — Ciudad Valles. This concession includes the exclusive right for the 20-year service contract with the Mexican federal government, acting through the Ministry of Communications and Transportation. On September 19, 2008, we finalized the financing of this project in the amount of Ps.2,550 million. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness — Rio Verde-Ciudad Valles Highway.”
The First FARAC Package of Highways (RCO). On October 3, 2007, our affiliate RCO paid the Mexican government Ps.44,051 million for the concession to operate the first package of FARAC tollroads, which was awarded on August 6, 2007. RCO assumed responsibility for construction, operation, conservation, and maintenance of four tollroads through 2037. The Maravatio — Zapotlanejo, Guadalajara — Zapotlanejo, Zapotlanejo — Lagos de Moreno, and Leon — Lagos — Aguascalientes tollroads have a total length of 558 kilometers in the states of Michoacan, Jalisco, Guanajuato, and Aguascalientes. The concession agreement also calls for the consortium to make investments of up to Ps.1.5 billion to expand the toll roads through 2010. We own 20% of RCO and GSIP owns the remaining 80%. RCO’s payment to the Mexican government was financed by long-term bank loans incurred by RCO and capital contributed by RCO’s owners. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness — RCO.“We record our investment in the consortium as a long-term investment in unconsolidated affiliates. The debt is not consolidated and income is recorded in the line item “share of income in unconsolidated affiliates”.

We are entitled to appoint two voting members of RCO’s six-voting member board and GSIP is entitled to appoint the other four voting members. Most decisions by RCO’s board are taken by majority vote, although certain decisions, including hiring key management and entering into agreements with the shareholders, may only be taken after approval by the majority plus one of the voting members and certain other decisions, including calls for additional investments and entering into, modifying or terminating any arrangement in excess of U.S.$20 million, may only be taken after approval by 90% of the voting members.
The Kantunil-Cancun Highway (Mayab Consortium). On March 12, 2008, we acquired all the equity of the Mayab Consortium, which holds the concession for the Kantunil — Cancun tollroad. We paid Ps.912 million to acquire the Mayab Consortium, which holds the concession to construct, exploit, and maintain the 241.5-kilometer highway that connects the cities of Kantunil and Cancun in the states of Yucatan and Quintana Roo through December 2020. We consolidate the investment in our consolidated financial statements, including debt that, as of December 31, 2008, was equivalent to Ps.2,401 million. The long-term debt securities mature in 2019 and 2020, and are expected to be repaid from toll revenues generated by the concession. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness — RCO.”
The La Piedad Bypass. On March 24, 2009, through our wholly owned subsidiary ICA La Piedad, S.A. de C.V., we entered into a thirty-year concession for (i) the construction, operation, exploitation, conservation and maintenance of the 21.38 kilometer La Piedad Bypass, to alleviate congestion caused by long-haul traffic between the Bajio region and western Mexico, and (ii) the modernization of 38.8 kilometers of the toll-free Federal Highway 110 in the states of Guanajuato and Michoacan and 7.32 kilometers of Highway 90. Banco Santander is acting as arranger for the financing.
Other Long-Term Investments
Rio de los Remedios — Ecatepec. In 2008, we began participating in the Rio de los Remedios — Ecatepec project with a 50% interest in Viabilis Infrastructure, S.A., the contractor for the construction and financing of public works. The Ps.6,023 million project relates to covering a drainage canal and building a 25.5-kilometer toll highway in the Mexico City and state of Mexico metropolitan areas. The project calls for construction in three phases, with Phase 1 to be completed in July 2009, Phase 2 to be completed in September 2010 and Phase 3 to be completed by February 2011. Viabilis was awarded the construction contract for the project on November 15, 2004 by the Mexican state government System of Highways, Airports, Related and Auxiliary Services. In June 2008, we obtained bridge loan financing for the project in the amount of U.S.$40 million structured by the Ahorro Corporacion of Spain with with Caja de Ahorros Municipal de Burgos as agent for various lenders. The bridge financing matures on October 11, 2009. We have pledged our shares in Viabilis and our collection rights under the financing.
Water Distribution and Water Treatment Concessions
Ciudad Acuña Water Treatment Plant. We commenced construction of the Acuña water treatment plant in November 1998. The plant started commercial operations in October 2000, and we received our first payment in February 2001. The Acuña water treatment plant’s equipment has been upgraded, allowing the plant to operate more efficiently, lowering costs, and increasing its processing capacity to 500 liters per second (lps). During 2008, the concessionaire’s revenues were sufficient to cover its operating expenses. The indebtedness related to this project was repaid in full in September 2008.
We are currently negotiating with the concession grantor to increase the tariff scheme for the Acuña water treatment plant, in anticipation of a projected growth in the demand for treated lps. Currently, we receive approximately Ps.6.85 per cubic meter of water we treat at the plant, and we treat approximately 370 lps.
PMA Mexico. In January 2007, we signed an agreement to purchase an additional 39% of the shares of the environmental services company Proactiva Medio Ambiente Mexico, S.A. de C.V., or PMA Mexico. PMA Mexico operates municipal potable water treatment and supply, sewage, waste water treatment, sanitary landfills, solid waste management and hazardous waste managements systems through service contracts and concessions. PMA Mexico was previously known as Consorcio Internacional del Medio Ambiente, S.A. de C.V., or CIMA, and was established as a 50%-50% joint venture with Proactiva Medio Ambiente. In 2006, we sold all but 10% of our interest in CIMA for Ps.319 million (U.S.$27 million). We repurchased a 39% interest in PMA Mexico from Proactiva Medio Ambiente in 2007 and as of March 31, 2009, we hold 49% of PMA Mexico and Proactiva Medio Ambiente holds 51%.
Acueducto II Water Supply. In May 2007, a consortium we lead was granted a 20-year concession by the State Water Commission of Queretaro for the construction, operation, and maintenance of the Aqueduct II water supply and purification system in Queretaro state. The Aqueduct II is expected to bring water 108 kilometers from the Moctezuma River to the city of Queretaro. The required investment of Ps.2,854 million was financed by Banco Santander with HSBC and Banorte, among others, on October 5, 2007 in the amount of Ps.1,700 million for a 17-year period. Additionally, Banco Nacional de Obras y Servicios Publicos, S.N.C. is contributing Ps.872 million directly to the new project. The project will be constructed over a term of 26 months. The concessionaire Suministro de Agua de Queretaro, S.A. de C.V., or SAQSA, is made up of the following shareholders: ICA, as consortium leader, 37%; Servicios de Agua Trident, S.A. de C.V., a subsidiary of Mitsui Corp, 26%; Fomento de Construcciones y Contratas, 26%; and PMA Mexico, 11%. Including our interest in PMA Mexico, which is our affiliate, our direct and indirect economic interest in SAQSA is 42.39%. We began proportionally consolidating this project beginning in 2008.

Housing Development
In 2008, our Housing Development segment accounted for 9% of our total revenues. Our Housing Development segment participates in all stages of the housing industry, including acquiring the land and the permits and licenses required to build on it, performing and procuring architectural and engineering design, facilitating buyer financing and constructing and marketing homes. We subcontract some construction services, such as urbanization.
The principal raw materials we require for our Housing Development operations are cement, steel, construction aggregates, doors, windows and other housing fixtures.
In 2008, we participated in several new housing development projects in Mexico, including Valle del Marquez, Valle Fundadores and Reserva del Valle in Juarez, Paseos del Campestre in Veracruz and Foresta and Paseos del Valle in Guadalajara. During 2008, 2007 and 2006, we sold 8,096, 7,786 and 5,909 houses, respectively. As of December 31, 2008, our Housing Development segment owned 1,642 hectares of land reserved for the construction of 77,025 housing units.
In 2008, we entered into one new market, Guadalajara. In 2009, we plan to enter the Monterrey market and offer a new model of economical housing development with enhanced urban planning compared to that typically offered in economical housing developments. Additionally, we continue to develop our vertical residential property on Reforma Avenue in Mexico City.
New housing construction in Mexico has increased steadily in recent years (although at a reduced rate in 2008) due to several governmental initiatives that improved the conditions for both developers and prospective buyers of housing. In addition, the incorporation of the Mexican Federal Mortgage Corporation (Sociedad Hipotecaria Federal) has made it easier for people to finance purchases and construction of homes in Mexico. From 2007 to 2008, the number of mortgage credits granted under these initiatives increased from 61,965 housing units to 128,380 housing units. Accordingly, through ViveICA, our housing subsidiary, we intend to acquire additional land for the construction of approximately 30,000 housing units over the next several years as a part of our strategy to expand our housing operations and to establish a greater presence in the Mexican home-building sector. The credit crisis has had a significant negative impact on development in the non-low income housing market, and other than those properties already in development, we intend to hold our residential properties (other than properties designated for low-income development) in reserve until the market stabilizes. We plan to increase our share of the housing market, particularly in the low-income sector, when market conditions improve. In addition, we may, from time to time, explore the possibility of acquiring other housing construction businesses as opportunities present themselves.
The Housing Development segment competes primarily with large Mexican housing developers such as Corporacion GEO, S.A.B. de C.V., Urbi Desarrollos Urbanos, S.A.B. de C.V., Desarroladora Homex, S.A.B. de C.V., Consorcio Ara S.A.B. de C.V., and Sare Holding, S.A.B. de C.V.
Corporate and Other
Our Corporate and Other segment includes our real estate operations and, through our subsidiary Grupo ICA S.A. de C.V., our corporate operations. The results of operations in our Corporate and Other segment in 2008, 2007 and 2006 have not changed significantly.
Geographical Distribution of Revenues
Revenues from foreign operations accounted for approximately 10% of our revenues in 2008, as compared to 17% and 11% in 2007 and 2006, respectively.

The following table sets forth our revenues by geographic area for each of the years in the three-year period ended December 31, 2008.

	Year Ended December 31,
	2008			2007			2006
	(Millions of			(Millions of			(Millions of
	Mexican		(Percent of	Mexican		(Percent of	Mexican		(Percent of
	Pesos)		Total )	Pesos)		Total)	Pesos)		Total)
Mexico	Ps.	24,509	90%	Ps.	18,902	84%	Ps.	20,446	90%
Spain		1,680	6		1,894	8		1,625	7
United States		0	0		0	0		0	0
Other Latin American countries		1,059	4		1,942	9		797	4
Inter-segment eliminations		(4)	0		(249)	(1)		(154)	(1)

Total	Ps.	27,243	100%	Ps.	22,489	100%	Ps.	22,714	100%

Approximately 1% of our backlog as of December 31, 2008 is related to projects outside Mexico (as compared to approximately 4% as of December 31, 2007) and approximately 24% of our backlog as of December 31, 2008 was denominated in foreign currencies (principally U.S. dollars), as compared to approximately 47% as of December 31, 2007.
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
Environmental Matters
Our Mexican operations are subject to both Mexican federal and state laws and regulations relating to the protection of the environment. At the federal level, the most important of these environmental laws is the Mexican General Law of Ecological Balance and Environmental Protection, or the Ecological Law (Ley General de Equilibrio Ecologico y Proteccion al Ambiente). Under the Ecological Law, rules have been promulgated concerning water pollution, air pollution, noise pollution and hazardous substances. Additionally, the Mexican federal government has enacted regulations concerning the import, export and handling of hazardous materials and bio-hazardous wastes. The waste and water treatment plants that are operated by one of our equity investees are subject to certain waste regulations, including for bio-hazardous waste. The Mexican federal agency in charge of overseeing compliance with the federal environmental laws is the Ministry of the Environment and Natural Resources (Secretaria de Medio Ambiente y Recursos Naturales). The Ministry of the Environment and Natural Resources has the authority to enforce Mexican federal environmental laws. As part of its enforcement powers, the Ministry of the Environment and Natural Resources can bring administrative and criminal proceedings against companies that violate environmental laws, and has the power to close non-complying facilities. We believe that we are in substantial compliance with Mexican federal and state environmental laws. Changes in Mexican federal or state environmental laws could require us to make additional investments to remain in compliance with such environmental laws, and changes in the interpretation or enforcement of such laws could cause our operations to cease to be in compliance with such laws. Any such event could have an adverse effect on our financial condition and results of operations.
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

C. ORGANIZATIONAL STRUCTURE
The following table sets forth our significant subsidiaries as of December 31, 2008, including the principal activity, domicile, our ownership interest and our voting power:

			Ownership	Voting
	Principal		Interest	Power Held
Subsidiary	Activity	Domicile	(%)	(%)
Constructoras ICA, S.A. de C.V.	Construction	Mexico	100	100
Controladora de Empresas de Vivienda, S.A. de C.V.	Housing development	Mexico	100	100
Controladora de Operaciones de Infraestructura, S.A. de C.V.	Real estate and concessions	Mexico	100	100
Ingenieros Civiles Asociados, S.A. de C.V.	Heavy and urban construction	Mexico	100	100
Grupo Rodio Kronsa(A)	Sub-soil construction	Spain	50	50
ICA — Fluor Daniel, S. de R.L. de C.V.	Industrial construction	Mexico	51	51
ICA Panama, S.A.	Highway construction concessionaire	Panama	100	100
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.	Airport operations	Mexico	54	58	(B)
Constructora de Proyectos Hidroelectricos, S.A. de C.V. / Constructora HidroelectricaLa Yesca, S.A. de C.V.	Consortia for the construction of the La Yesca hydroelectric project	Mexico	67	67

(A)	Proportionally consolidated.

(B)	Directly and through our interest in SETA.
D. PROPERTY, PLANT AND EQUIPMENT
Approximately 90% of our assets and properties, including concessions, are located in Mexico, with the balance in the United States, Europe and other Latin American countries. At December 31, 2008, the net book value of all land (excluding real estate inventories) and buildings, machinery and equipment and concessions was approximately Ps.22,231 million (approximately U.S.$1,615 million). We currently lease machinery from vendors.
Our principal executive offices, which we lease, are located at Blvd. Manuel Avila Camacho 36, Col. Lomas de Chapultepec, Del. Miguel Hidalgo, 11000 Mexico City, Mexico. We own the property where our executive offices were formerly located, at Mineria No. 145, 11800, Mexico City, Mexico.
We believe that all our facilities are adequate for our present needs and suitable for their intended purposes.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto. Our consolidated financial statements have been prepared in accordance with MFRS, which differ in significant respects from U.S. GAAP. Note 29 to our consolidated financial statements provides a description of the principal differences between MFRS and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of consolidated net income (loss) and consolidated stockholders’ equity. Under Bulletin B-10, financial data for all periods prior to 2008 have been restated in constant Mexican pesos as of December 31, 2007 in our consolidated financial statements and throughout this annual report. Financial data for all periods after December 31, 2007 have not been restated to account for inflation, in accordance with NIF B-10.
Certain U.S. dollar amounts have been translated from Mexican pesos for convenience purposes at an exchange rate of Ps.13.83 per U.S.$1.00, the noon buying rate for Mexican pesos on December 31, 2008, as published by the Federal Reserve Bank of New York.
Our operations are divided into four segments: Construction (including the Civil Construction, Industrial Construction and Rodio Kronsa (formerly CPC-Rodio) divisions), Infrastructure, Housing Development, and Corporate and Other.

A. OPERATING RESULTS
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
Our results of operations for 2008 principally reflected an increased volume of civil construction projects in our Construction segment, as projects awarded to us after the late 2006 slowdown (due to a transition period after Mexican elections) began contributing to revenues, combined with an increased volume of other concessions in our Infrastructure segment. These increases were partially offset by decreased sales and increased costs in our Rodio Kronsa division due to unfavorable economic conditions in the Spanish housing and infrastructure sectors and lack of significant growth in our Housing Development sector and Airports division.
After a transition period of several months, the government of President Felipe Calderon, who assumed office in December 2006, began soliciting bids for new projects in mid-2007. In 2007, President Calderon unveiled his National Infrastructure Program, which the government has announced is designed to expand Mexico’s infrastructure, accelerate Mexico’s economic growth and make the Mexican economy more internationally competitive. The National Infrastructure Program contemplates public and private investments totaling Ps.951 billion from 2007 to 2012 in highways, railroads, ports, airports, telecommunications, water and sanitation, irrigation, and flood control projects. In addition, the National Infrastructure Plan calls for an additional Ps.1,581 billion in energy sector investments.
Mexico began to enter a recession in the fourth quarter of 2008 and the first quarter of 2009, during which GDP fell by approximately 1.6% and 8.2%, respectively. The construction and air travel industries, and as a result, our results of operations, are substantially influenced by economic conditions in Mexico. The National Infrastructure Plan remains in place and new projects continue to be awarded; however, beginning in the second half of 2008 and due to the impact of the turmoil in the global financial system, the rate of awards of infrastructure projects in Mexico has been slower than we anticipated. The Mexican government has also extended the time period for certain bidding processes for the awards, in part because of the need to reevaluate the corresponding projects’ feasibility in the current economic environment. In February 2008, the Mexican government announced the creation of the National Fund for Infrastructure within the Banobras development bank. The government has stated that it intends to use the National Fund for Infrastructure to counteract effects of the credit crisis and related turmoil in the global financial system by providing financing, including guarantees, for important projects. The initial funding of Ps.44,000 million for the National Fund for Infrastructure came from the privatization of the first package of tollroads offered by FARAC in 2007. Through 2012, the National Fund for Infrastructure has stated that it expects to channel approximately Ps.270,000 million in resources into communications and transportation, environmental, water, and tourism development projects.
Our business strategy is to grow our construction business as well as to grow and diversify into construction-related activities such as infrastructure and housing development, which we believe offer opportunities for potentially higher growth, higher margins, and reduced volatility of operating results. Our goal is to generate a greater portion of our consolidated revenues from our Infrastructure and Housing Development segments over the medium term. In 2008 and 2007, these two segments together represented 23% and 22%, respectively, of our consolidated revenues.

The following table sets forth the revenues of each of our divisions for each of the years in the three-year period ended December 31, 2008. See note 28 to our consolidated financial statements.

	Year Ended December 31,
	2008			2007			2006
	(Millions			(Millions			(Millions
	of		(Percentage	of		(Percentage	of		(Percentage
	Mexican pesos)		of Total)	Mexican pesos)		of Total)	Mexican pesos)		of Total)
Revenues:
Construction:
Civil	Ps.	11,402	42%	Ps.	7,744	34%	Ps.	9,599	42%
Industrial		8,304	30		8,036	36		7,855	35
Rodio Kronsa		1,680	6		1,894	8		1,625	7

Total		21,386	79		17,674	79		19,080	84
Infrastructure:
Airports		1,988	7		1,897	8		1,695	7
Other Concessions		1,852	7		837	4		412	2

Total		3,840	14		2,735	12		2,107	9
Housing Development		2,548	9		2,169	10		1,593	7
Corporate and Other		50	0		159	0		87	0
Eliminations		(581)	0		(248)	0		(154)	0

Total	Ps.	27,243	100%	Ps.	22,489	100%	Ps.	22,714	100%

The 21% increase in total revenues in 2008 from 2007 was primarily attributable to the combined effect of significantly increased revenues in our Civil Construction division and a smaller increase in Infrastructure segment revenues, which were partially offset by decreased revenues in the Rodio Kronsa division.
The 1% decrease in total revenues in 2007 from 2006 was primarily attributable to a decline in revenues from Civil Construction, which was substantially offset by the combined effect of significant increases in revenues from the Infrastructure and Housing Development segments and a smaller increase in the Industrial Construction revenues. The decline in Civil Construction was primarily attributable to the completion of projects during 2006, the last year of the previous government, while new projects awarded by the current government, such as the La Yesca hydroelectric project, were not yet significantly contributing to revenues.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased 15% in 2008 from 2007, and increased 26% in 2007 from 2006. The increase in 2008 was primarily due to increases in personnel and overhead expenses attributable to an increased volume of projects. The increase in 2007 was primarily due to increased overhead attributable to the increased volume of sales in the Housing Development and Infrastructure segments, which were developing new projects requiring increased personnel and services.
Operating Income
The following table sets forth operating income or loss of each of our divisions for each of the years in the three-year period ended December 31, 2008.

	Year Ended December 31, 2008
	2008		2007		2006
	(Millions of Mexican pesos)
Operating Income (Loss):
Construction:
Civil	Ps.	348	Ps.	156	Ps.	417
Industrial		226		307		297
Rodio Kronsa		13		61		78
Total		587		524		793
Infrastructure:
Airports		721		759		666
Other Concessions		555		81		91
Total		1,277		840		757
Housing Development		218		224		164
Corporate and Other		(34)		(23)		(26)
Eliminations		(59)		(15)		16
Total	Ps.	1,988	Ps.	1,550	Ps.	1,704

Operating margin		7.3%		6.9%		7.5%

During 2008, Ps.47 million of costs of sales in Other Concessions segment consisted of financing costs related to our concessions, and Ps.298 million of cost of sales in the Civil Construction division consisted of financing costs related to the La Yesca hydroelectric project. These financing costs are accounted for within costs of sales because their corresponding project contracts include as a component of their price the financing costs of the project, in addition to the performance of the work. During 2007 and 2006, Ps.172 million and Ps.512 million, respectively, of cost of sales in the Civil Construction division consisted of financing costs related to the El Cajon hydroelectric project.
Construction
Civil Construction
The following table sets forth the revenues and operating income of the Civil Construction division for each of the years in the three-year period ended December 31, 2008.

	Year Ended December 31,
	2008		2007		2006
Revenues	Ps.	11,402	Ps.	7,744	Ps.	9,599
Operating income	Ps.	348		156		417
Operating margin		3.1%		2.0%		4.3%
Revenues. The 47% increase in 2008 mainly reflected an increased volume of work in 2008. The projects that contributed most to revenues in 2008 were the La Yesca hydroelectric project (Ps.2,165 million), six ongoing construction projects for concessions (Ps.2,101 million in the aggregate), a soccer stadium for the Chivas Sport Club (Ps.761 million) and a hospital for the Mexican Navy (Ps.612 million).
The 19% decrease in the Civil Construction division’s revenues in 2007 from 2006 was principally due to the reduced volume of work in 2007. The projects that contributed the most to revenues in 2007 were the El Cajon hydroelectric project (Ps.497 million), the construction of a new terminal in the Mexico City International Airport (Ps.1,380 million) and the construction of the Cachamay Stadium in Venezuela (Ps.1,257 million).
Operating Income. Operating income for the Civil Construction division increased by 122% in 2008 from 2007. This increase was principally attributable to the increase in revenues.
Operating income for the Civil Construction division decreased by 63% in 2007 from 2006. This decrease was due to the decline in revenues, lower margins in the mix of projects under construction and higher bid preparation expenses in the 2007 period.
Financing costs related to the La Yesca hydroelectric project represented Ps.298 million of the cost of sales of the Civil Construction division during 2008. Financing costs related to the El Cajon hydroelectric project comprised Ps.172 million of this division’s cost of sales during 2007 and Ps.512 million of this division’s cost of sales during 2006.
Industrial Construction
The following table sets forth the revenues and operating income of our Industrial Construction division for each of the years in the three-year period ended December 31, 2008.

	Year Ended December 31,
	2008		2007		2006
Revenues	Ps.	8,304	Ps.	8,036	Ps.	7,855
Operating income		226		307		297
Operating margin		2.7%		3.8%		3.8%

Revenues. The Industrial Construction division’s revenues increased by 3% in 2008 from 2007. This increase primarily reflected an increased volume of work. The projects that contributed the most to revenues in 2008 were Package II of the Minatitlan refinery (Ps.1,600 million), the Reynosa 5 and Reynosa 6 cryogenic plants for Pemex (Ps.1,514 million) the Chicontepec II oil field project for Pemex (Ps.1,364 million) and Phase 2 of Altos Hornos de Mexico, S.A. de C.V. (Ps.1,191 million).
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
Operating Income. The Industrial Construction division had a 27% decrease in operating income in 2008 from 2007. The decrease was primarily due to lower margins in the mix of projects under construction.
The Industrial Construction division had a 3% increase in operating income in 2007 from 2006. This increase was primarily due to an increase in executed work, which more than offset lower margins in the mix of projects under construction and higher bid preparation expenses in 2007.
Rodio Kronsa
The following table sets forth the revenues and operating income of our Rodio Kronsa division for each of the years in the three-year period ended December 31, 2008.

	Year Ended December 31,
	2008		2007		2006
Revenues	Ps.	1,680	Ps.	1,894	Ps.	1,625
Operating income		13		61		78
Operating margin		0.8%		3.2%		4.8%
Revenues. The Rodio Kronsa division’s revenues decreased by 11% in 2008 from 2007. This decrease was principally due to unfavorable business conditions in connection with the credit crisis and related global economic turmoil as it impacted the Spanish housing sector, and to a lesser extent in the Spanish infrastructure sector. The Rodio Kronsa division’s revenues increased by 17% in 2007 from 2006. This increase was primarily due to an increased volume of work.
Operating Income. The Rodio Kronsa division’s operating income decreased by 79% in 2008 from 2007. This was primarily due to unfavorable conditions in the Spanish housing and infrastructure sectors in connection with the credit crisis and related global economic turmoil, which required administrative and personnel restructuring, including severance payments, as well as lower pricing.
The Rodio Kronsa division’s operating income decreased by 22% to Ps.61 million in 2007 from Ps.78 million in 2006. Operating income decreased largely due to lower margins in the mix of projects, which more than offset the increase in revenues.
This division was formerly known as CPC-Rodio, reflecting the inclusion in the division of our Argentine subsidiary, CPC, S.A. or CPC. In each of 2005, 2006 and 2007, CPC contributed less than 1% of the division’s revenues. Because of this, the division was renamed Rodio Kronsa in 2006 to reflect the limited importance of CPC and the relatively greater importance of Kronsa Internacional S.A. (now part of Grupo Rodio Kronsa) to the division. CPC was sold to an Argentine investor in the first quarter of 2007.
Construction Backlog
The following table sets forth, at the dates indicated, our backlog of construction contracts.

	As of December 31,
	2008		2008		2007		2006
	(Millions of
	U.S. dollars)		(Millions of Mexican pesos)
Construction
Civil	U.S.$	2,594	Ps.	35,885	Ps.	19,898	Ps.	4,180
Industrial		445		6,149		8,487		5,116
Rodio Kronsa		41		563		729		352

Total	U.S.$	3,080	Ps.	42,597	Ps.	29,114	Ps.	9,648

Backlog at December 31, 2008 increased 46% from December 31, 2007, primarily due to new projects such as Line 12 of the Mexico City metro system, the Eastern Discharge Tunnel and the Rio de los Remedios — Ecatepec toll highway. Backlog at December 31, 2007 increased substantially compared to December 31, 2006, primarily due to increased successful promotion of infrastructure projects by the government in 2007.
Four projects represented approximately 54% of our backlog at December 31, 2008. The La Yesca hydroelectric project accounted for Ps.7,843 million, or 18% of our total backlog as of December 31, 2008. We expect to complete this project in June 2012. Line 12 of the Mexico City metro system accounted for Ps.7,735 million or 18%, of our total backlog as of December 31, 2008. We expect to complete this project in December 2011. Additionally, the Eastern Discharge Tunnel of the Mexico City valley drainage system, which we expect to complete in May 2013, accounted for Ps.3,838 million, or 9%, of our total backlog as of December 31, 2008. The Rio de los Remedios — Ecatepec toll highway, which we expect to complete in February 2011, accounted for Ps.3,733 million, or 9%, of our total backlog as of December 31, 2008. As of December 31, 2008, approximately 1% of construction backlog was attributable to construction projects outside Mexico and public sector projects represented approximately 72% of our total backlog. Our book and burn index (defined as the ratio of new contracts, plus contract additions, to executed works) was 1.63 in 2008 compared to 2.12 in 2007 and 0.76 in 2006.
Our reported backlog at January 1, 2007 reflects an increase of Ps.1,401 million in construction contracts previously not reported as backlog due to the application of a new accounting policy. See notes 3a and 6 to our consolidated financial statements. Previously, construction projects performed for concessionaires were not required to be included in reported backlog. Under the new accounting policy, such projects must be recognized in revenues during the construction phase.
Infrastructure
The following table sets forth the revenues and operating results of our Infrastructure segment for each year in the three-year period ended December 31, 2008.

	Year Ended December 31,
	2008		2007		2006
	(Milions of Mexican pesos)
Revenues	Ps.	3,840	Ps.	2,735	Ps.	2,107
Operating income		1,277		840		757
Operating margin		33.2%		31%		36%
Revenues. The Infrastructure segment’s revenue increased 40% in 2008 from 2007, reflecting, in the Other Concessions division, an increased volume of concessions and increased traffic on our concession toll roads and tunnels. The Infrastructure segment’s revenues increased 30% in 2007 from 2006, reflecting increased passenger traffic volume in 2007 in the Airports division and increased traffic on our concession toll roads and tunnels in the Other Concessions division.
The Airports division is a significant source of our revenues in the Infrastructure segment, representing 52% of the Infrastructure segment’s revenues in 2008. All of our revenues from the Airports division are regulated under the Mexican maximum-rate price regulation system applicable to our airports. Our revenues from the Airports division are principally derived from charges for passengers, landings, aircraft parking, the use of passenger walkways and the provision of airport security services. Our Airports revenues other than regulated operations are principally derived from commercial activities such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants.
The Other Concessions division represented 48% of the Infrastructure segment’s revenues in 2008, a significant increase over the 31% of Infrastructure revenues it represented in 2007 due in part to the acquisition of the Mayab Consortium (which contributed Ps.337 million in revenues in 2008). The Other Concessions division’s revenues are principally derived from the collection of tolls on toll roads, fees for the availability and use of toll-free roads, and fees by volume of treated water delivered to the municipalities.
Operating Income. The Infrastructure segment reported a 52% increase in operating income in 2008 as compared to 2007 principally due to an increased volume of concessions and the acquisition of the Mayab Consortium. The Infrastructure segment reported an 11% increase in operating income in 2007 compared to 2006, principally due to the increase in revenues in the Airports division, which more than offset the decrease in operating income in the Other Concessions division due to the combined effects of increased bid preparation expenses and the commencement of new projects, as well as increases in personnel salaries.

Housing Development
The following table sets forth the revenues and results of operations of our Housing Development segment for each year in the three-year period ended December 31, 2008.

	Year Ended December 31,
	2008		2007		2006
	(Milions of Mexican pesos)
Revenues	Ps.	2,548	Ps.	2,169	Ps.	1,593
Operating income		218		224		164
Operating margin		8.6%		10.3%		10.3%
Revenues. The Housing Development segment’s revenues increased by 17% in 2008 from 2007. We sold 8,096 units in 2008 compared to 7,786 units sold in 2007. The increase in units sold was principally due to the expansion of the segment as we completed new projects, including two projects in the Jalisco, Guadalajara market that we entered this year. Through 2008, we considered a unit sold when we received a certificate of occupancy from an independent qualified entity and the client had a committed loan from a financial entity that provides mortgages. Beginning in 2009, we will consider a unit sold when the deed of sale is registered in the public registry.
The Housing Development segment’s revenues increased by 36% in 2007 from 2006. We sold 7,786 units in 2007 compared to 5,909 units sold in 2006. The increase in units sold was due principally to internal growth in operations and increased demand.
Operating Income. The Housing Development segment’s operating income decreased by 3% from 2008 to 2007. The decrease was principally attributable to increased expenses of new projects and weak growth of sales in the segment. The Housing Development segment’s operating income increased by 37% in 2007 from 2006. The increase in 2007 from 2006 was primarily attributable to increases in sales and margin improvement.
Corporate and Other
During the past several years, as part of our non-core asset divestiture program, we have sold substantially all of the operating assets in our Corporate and Other segment. The Corporate and Other segment contributed less than 1% of our total revenues in 2008.
The following table sets forth the revenues and operating loss of the Corporate and Other segment for each year in the three-year period ended December 31, 2008.

	Year Ended December 31,
	2008		2007		2006
	(Millions of Mexican pesos)
Revenues	Ps.	50	Ps.	159	Ps.	87
Operating loss		(34)		(23)		(26)
Revenues. The Corporate and Other segment’s revenues decreased 69% in 2008 from 2007, primarily due to a decrease in our sales of real estate assets, owing in part to a reduced inventory of real estate assets. The Corporate and Other segment’s revenues increased 83% in 2007 from 2006 primarily due to an increase in our sales of real estate assets.
Operating Loss. The Corporate and Other segment had a higher operating loss in 2008 compared to 2007 and a lower operating loss in 2007 compared to 2006. The operating losses in each year were mainly due to the losses generated by the sale of real estate at prices below book value.

Financing Cost, Net
The following table sets forth the components of our comprehensive financing costs for each year in the three-year period ended December 31, 2008.

	Year Ended December 31, 2008
	2008		2007		2006
	(Millions of Mexican pesos)
Interest expense(1)	Ps.	1,025	Ps.	958	Ps.	733
Interest income		(430)		(526)		(525)
Exchange loss (gain), net		(153)		(87)		(37)
(Gain) loss on monetary position		—		33		(1)
Loss on financial instruments		29		41		—

Financing cost, net(2)	Ps.	471	Ps.	420	Ps.	169

(1)
Does not include interest expense attributable to the El Cajon hydroelectric project and the drilling platforms for Pemex during 2006 for which we obtained bank loans to finance working capital. Interest expense on these projects is reported as a part of cost of sales in Civil and Industrial Construction. During 2006, Ps.512 million of cost of sales in the Civil Construction division consisted of financing costs related to the El Cajon hydroelectric project, respectively.

(2)	Does not include net financing cost of Ps.298 million for the La Yesca hydroelectric project because such cost is included in the cost of sales.
The 12% increase in net comprehensive financing cost in 2008 from 2007 was mainly attributable to increased interest expense from increased indebtedness (primarily due to the increased volume of financing agreements) and decreased interest income, which were partially offset by increased foreign exchange gains. The 149% increase in net comprehensive financing costs in 2007 from 2006 was mainly due to higher interest expense in 2007 related to a higher level of debt in pesos unrelated to the El Cajon hydroelectric project.
The 7% increase in interest expense in 2008 compared to 2007 was primarily attributable to increased debt levels as a result of the consolidation of the Mayab tollroad debt, bank loans to finance the acquisition of PMA Mexico, and the issuance of restructured notes by TUCA. The 31% increase in interest expense in 2007 compared to 2006 was primarily attributable to interest expense of a higher level of debt to finance projects in the Infrastructure and Housing segments.
Interest income decreased 18% in 2008 from 2007 primarily because of utilization of cash in the Airports segment and because of the acquisition of the Mayab Consortium, and increased less than 1% in 2007 from 2006 primarily because of a stable cash position.
We reported increased foreign exchange gains in 2008 from 2007, and in 2007 from 2006. The increase in 2008 from 2007 was due to the increased volume of contracts in U.S. dollars and the depreciation of the Mexican peso versus the U.S. dollar. The increase in 2007 from 2006 reflected our net asset position in foreign currency and the relative trading prices of the Mexican peso versus the U.S. dollar.
The loss on monetary position in 2007 reflected the increases and decreases in our net monetary liability position in that year. We no longer report this effect because we do not account for the effects of inflation, in accordance with the application of NIF B-10.
Our total debt increased 135% at December 31, 2008 from December 31, 2007, as a result of our consolidation of the Mayab Consortium tollroad debt, the issuance of restructured notes by TUCA, the long-term financing for the La Yesca hydroelectric project, the issuance of commercial paper by ViveICA and the contracting of new debt for projects under construction and concessions. Our total debt decreased 45% at December 31, 2007 from December 31, 2006, as a result of payment of 100% of the debt related to the El Cajon hydroelectric project, which was partially offset by the incurrence of new financings during the year. At December 31, 2007, debt thus decreased by Ps.6,341 million, of which Ps.9,053 million was payments related to the El Cajon hydroelectric project. At December 31, 2008, we had no corporate debt (which we define as debt at the parent company level).
At December 31, 2008, 35% of our total debt was denominated in currencies other than Mexican pesos, principally U.S. dollars or, in the case of some debt related to projects of Rodio Kronsa, euros. We may in the future incur additional non-peso denominated indebtedness. Declines in the value of the Mexican peso relative to such other currencies could both increase our interest costs and result in foreign exchange losses. Conversely, an increase in the value of the Mexican peso relative to such other currencies could have the opposite effect.
Other Income and Expenses, Net
In 2008, our net other income was Ps.70 million, compared with net other income of Ps.23 million in 2007. The increase was principally due to gains on completed administrative contracts and gains on property, plant and equipment that we sold. In 2007, our net other income was Ps.23 million, compared with net other expense of Ps.88 million in 2006. The increase in 2007 was principally due to the reversal of an uncollectible account (Ps.68 million) related to the sale of shares of an affiliate (Torre Mayor).

Income Tax
A flat rate business tax law was enacted in Mexico on October 1, 2007 and went into effect on January 1, 2008. The flat rate business tax applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the law, less certain authorized deductions. The flat rate business tax payable is calculated by subtracting certain tax credits from the tax determined. Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008. The law established that the flat rate business tax rate would be 16.5% in 2008, 17% in 2009, and 17.5% thereafter. As opposed to income tax, a parent and its subsidiaries will incur flat rate business tax on an individual basis. Upon enactment of the flat rate business tax law, the asset tax was eliminated; additionally, under certain circumstances, asset tax paid in the ten years prior to a year in which income tax is paid may be refunded. The flat rate business tax is assessed in addition to income tax.
In accordance with MFRS, we reviewed and evaluated our tax-related asset and liability balances as of December 31, 2007 for purposes of determining the effect of the tax law changes in Mexico. We recognized the estimated effect that the tax law changes will have on our future financial statements considering our concessions, which generally are granted for terms of no more than 50 years. As a result, we took non-cash provisions in 2007 to adjust our deferred taxes totaling a net Ps.1,536 million in our 2007 results of operation. The tax charges are primarily related to GACN.
In 2008, we recorded a net tax provision of Ps.370 million, which reflected the flat rate business income tax in Mexico and the Mexican income tax, as well as the change in the valuation allowance on net deferred tax assets.
In 2007, we recorded a net tax provision of Ps.1,949 million equivalent to an effective rate of 168% due mainly to the adoption of the new flat rate business tax and the provision we took as a result. The provision for taxes increased from Ps.398 million in 2006 principally as a result of the implementation of the new flat rate business income tax in Mexico and elimination of the asset tax. The provision was comprised of (1) a current income tax expense of Ps.209 million, including Ps.187 million related to airport concessions, (2) a deferred income tax benefit of Ps.453 million due to the reversal of deferred income tax liabilities, (3) a deferred flat rate business tax expense of Ps.1,536 million and (4) an additional deferred income tax expense of Ps.658 million reflecting an increase in the valuation allowance, which resulted from our estimation that we may be unable to benefit from tax carryforwards and asset tax credit available to us over the period granted by Mexican law for the recovery of such tax carryforwards.
The statutory tax rate in Mexico was reduced from 29% for 2006 to 28% for 2007 and years thereafter. Generally, the differences between effective tax rates and statutory tax rates are due to different rates for foreign subsidiaries, the effects of inflation and exchange rate fluctuations.
As of December 31, 2008, we had Ps.3,065 million in consolidated net loss carryforwards and Ps.2,031 million in consolidated asset tax credits available. See note 20 to our consolidated financial statements.
Share in Net Gain of Unconsolidated Affiliated Companies
Our unconsolidated affiliates include RCO, our joint venture affiliate with GSIP, and PMA Mexico. We reported net loss from our equity interest in unconsolidated affiliates of Ps.433 million in 2008, compared to net income of Ps.11 million in 2007 and Ps.22 million in 2006. The decrease in 2008 from 2007 was primarily due to the financing costs of the debt of the first package of FARAC tollroads and losses on related derivative financial instruments. The decrease in 2007 from 2006 was primarily due to the effect of net losses in concessionaire startups.
Net Income
We reported net income before minority interest of Ps.786 million in 2008, compared to net loss before minority interest of Ps.785 million in 2007 and net income before minority interest of Ps.1,072 million in 2006. Net income in 2008 was primarily attributable to an increased volume of work. The loss in 2007 was primarily attributable to provisions related to the implementation of the flat rate business tax and the elimination of the asset tax by the Mexican government.

Net income of minority interest was Ps.333 million in 2008 as compared to Ps.90 million in 2007, which increase primarily reflected increased income in the Airports division. Net income of minority interest was Ps.90 million in 2007 as compared to Ps.355 million in 2006, which decrease primarily reflected the impact of provisions related to the implementation of the flat rate business tax and the elimination of the asset tax by the Mexican government.
U.S. GAAP Reconciliation
The principal differences between MFRS and U.S. GAAP that affect our net income and majority stockholders’ equity relate to the accounting treatment of the following items:
•	Minority interest;
•	Concession arrangements;
•	Derivative financial instruments;
•	Investments in associated companies;
•	Revenue recognition for low-income housing sales;
•	Capitalization of financing costs;
•	Compensation cost on stock option plan;
•	Severance payments; and
•	Deferred income tax and deferred statutory employee profit sharing.
Pursuant to MFRS, through December 31, 2007 our consolidated financial statements recognize certain effects of inflation in accordance with Bulletin B-10, except for the restatement of foreign-sourced fixed assets from January 1, 1998. These effects have not been reversed in our reconciliation with U.S. GAAP. For a more detailed description of the differences between MFRS and U.S. GAAP as they affect our net consolidated income and consolidated stockholders’ equity, see note 29 to our consolidated financial statements.
Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with MFRS. MFRS includes NIF A-8, Supplementary Standards to Financial Reporting Standards, which requires that we apply other comprehensive bodies of accounting principles in cases where MFRS is silent on an issue, first applying International Financial Reporting Standards, or IFRS, issued by the International Accounting Standard Board, or IASB, and subsequently any other standard or principle that is considered adequate, so long as it comes from a formal, recognized body of accounting principles which do not contravene the concepts of MFRS, such as U.S. GAAP.
MFRS requires us to make estimates that affect the amounts recorded for assets, liabilities, income and expenses in our consolidated financial statements. MFRS also requires us to make such estimates based on available information and on the best knowledge and judgment of management according to the experience and current facts. Nevertheless, the actual results could differ from these estimates. We have implemented control procedures to ensure that our accounting policies are timely and adequately applied. The accounting policies that involve the use of estimates that substantially affect our consolidated financial statements for the year ended December 31, 2008, are as follows:
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
The construction contracts in which we participate are typically governed by the civil law of various jurisdictions which recognizes a contractor’s right to receive payment for work performed. Under this body of law, the buyer is the legal owner of the works in execution while they are in-process, and the contractor is entitled to payment for work performed, even though payment may not occur until the completion of the contract. The typical terms of our contracts also provide for our right to receive payment for work performed.
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
Our construction contracts are recorded using the percentage-of-completion method established in MFRS, which is similar to that established in U.S. GAAP through Accounting Research Bulletin, or ARB, 45, “Long-Term Construction-Type Contracts” and Statement of Position No. 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. The percentage-of-completion method allows the timely recognition of the performance of the project and appropriately presents the legal and economic substance of the contracts. According to this method, revenue is recognized in periodic form according to the execution progress of the construction, as if it were a continuous sale. Housing is accounted for pursuant to that described in “— Other Policies — Accounting for Low Income Housing Sales.”
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

Periodically, we evaluate the reasonableness of the estimates used in the determination of the percentage of completion in any given project. Cost estimates are based on assumptions, which can differ from the actual cost over the life of the project. Accordingly, estimates are reviewed periodically, taking into account factors such as price increases for materials, the amount of work to be done, inflation, exchange-rate fluctuations, changes in contract specifications due to adverse conditions and provisions created based on the construction contracts over the project duration, including those related to penalties, termination and startup clauses of the project and the rejection of costs by customers, among others. If, as a result of this evaluation, there are modifications to the revenue or cost previously estimated, or if the total estimated cost of the project exceeds expected revenues, an adjustment is made in order to reflect the effect in results of the period in which the adjustment or loss is incurred. The estimated revenues and costs may be affected by future events. Any change in these estimates may affect our results.
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
For those projects in which financing revenue is included as part of the selling price, the contract costs also include the net comprehensive financing costs incurred with the financing obtained to perform the contract, except where the actual financing cost exceeds the original estimated financing cost. The financing cost, which also includes changes in the fair value of derivative financial instruments, is part of the contract cost, which is recognized in results as the project progresses. In these types of contracts, the collection of the contract amount from the client may take place at the completion of the project. However, periodic reports of the advance of the project to date are provided to and approved by the client, which serve as the basis so that we can continue to obtain financing for the project.
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
Long-Lived Assets
We value our long-lived assets at their historical cost, and until December 31, 2007 we restated their value for inflation in accordance with Bulletin B-10. We calculate depreciation on our fixed assets, such as property, plant and equipment based on their remaining useful lives. We calculate amortization, as in the case of our investment in concessions of highways, tunnels and rights involving the use of airport facilities and concessions over the duration of such concession based on its use. We periodically evaluate the impairment of long-lived assets. If the restated values of our long-lived assets exceed their recoverable value, we write-down the asset to its recoverable value. The recoverable value is the greater of the net selling price of a cash-generating unit and its value in use, which is the present value of discounted future net cash flows. Discount rates are determined in real terms by calculating the weighted average cost of capital for each long-lived asset, which in turn is calculated by estimating the cost of equity and the cost of debt incurred for each long-lived asset. The cost of equity is calculated with the capital asset pricing model, which uses the beta coefficients of comparable public companies in local and international markets. The cost of incurred debt is calculated using the terms that each long-lived asset has obtained with its creditors. We conduct sensitivity analyses for each long-lived asset, including with respect to variations in revenues, operating costs, investments and macroeconomic environment and adjust, as necessary, our impairment analyses. The method we use to calculate the recoverable value of our long-lived assets takes into account the particular circumstances of the assets, including their concessions, machinery and equipment, and intangible assets.

Our estimates for forecasted revenues, which take into account projected traffic volume, are based on population growth estimates and on the economic conditions in the area surrounding the concessioned highway. Our calculations also take into account temporary decreases in vehicle use as a result of tariff increases and the impact of our marketing strategies that are aimed at generating higher revenues. Our estimates may be based on assumptions that differ from, and may be adjusted according to, the actual use.
Recognition of the loss from impairment under U.S. GAAP differs from that established by Bulletin C-15, Impairment of Long-Lived Assets and Their Disposal. Under U.S. GAAP, Statement of Financial Accounting Standards, or SFAS, No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets, requires that in the presence of certain events and circumstances, we review long-lived assets for impairment. An impairment loss under SFAS No. 144 is calculated as the difference between the fair value and the carrying value of the long-lived asset. However, an impairment loss is only recognized when it is determined that the long-lived asset is not recoverable. A long- lived asset is not recoverable when the estimated future undiscounted cash flows expected to result from the use of the asset are less that the carrying value of the asset.
Income Tax
A provision or benefit for income tax and business flat tax is recorded in the results of the year in which such tax expense or benefit is incurred. Deferred income tax assets and liabilities are recognized for temporary differences derived from comparing the accounting and tax values of assets and liabilities, plus any future benefits resulting from tax losses and unused tax loss carryforwards. The resulting deferred tax provision or benefit is reflected in our statement of operations.
The calculation and recognition of deferred taxes and the related valuation allowance requires the use of estimates, which may be affected by the amount of our future taxable income, the assumptions relied on by our management and our results of operations.
We periodically evaluate the fairness of deferred tax assets or liabilities based on historical tax results and estimated tax profits, among others. The method used to determine deferred taxes is similar to that established in SFAS No. 109, Accounting for Income Taxes. A valuation allowance is recorded for any deferred tax assets that, in the opinion of our management, are not probable of being realized. Any change in our estimates may have an effect on our financial condition and results of operations.
In connection with the new business flat tax, we also perform projections of future taxable income over the period during which our existing deferred taxes at year-end will reverse in order to determine whether during those years, we expect to pay the business flat tax or regular income tax. We record deferred taxes based on the tax we expect to pay. Such projections are based on our estimates of the taxable revenues that we expect to recognize in the future in the ordinary course of business, less tax deductions permitted by relevant law.
Derivative Financial Instruments
We enter into derivative financial instruments to hedge our exposure to interest rate and foreign currency exchange risk related to the financing for our construction projects. When the related transaction complies with all hedge accounting requirements, we designate the derivative as a hedging financial instrument (either as a cash flow hedge, a foreign currency hedge or a fair value hedge) at the time we enter into the contract. When we enter into a derivative for hedging purposes from an economic perspective, but such derivative does not comply with all the requirements established by generally accepted accounting standards to be hedging instruments, we designate the derivative as a trading instrument. Our policy is not to enter into derivative instruments for purposes of speculation.
Per NIF C-10, Derivative Financial Instruments and Hedging Operations, we value and recognize all derivatives at fair value, regardless of the purpose for holding them. We base fair value on market prices for derivatives traded in recognized markets. If no active market exists, we value the derivative instrument using the valuations of counterparties (valuation agents) verified by a price provider authorized by the National Registry of Securities (Registro Nacional de Valores) in order to calculate the fair value of derivative positions. These valuations are based on methodologies recognized in the financial sector and are supported by sufficient and reliable information. Valuations are carried out monthly in order to review changes and impact on business units and consolidated results. Fair value is recognized on the balance sheet as a derivative asset or derivative liability, in accordance with the rights and obligations of the derivative contract and in accordance with MFRS. For derivatives entered into in connection with the financing of a project that is in the construction phase, we capitalize the changes in the fair value of the derivative asset or liability within the balance sheet as part of the cost of the project, which is then amortized to results based on the percentage of completion of the related project.

For cash flow hedges (including interest rate swaps and interest rate options) and foreign currency hedges (designated as foreign currency cash flow hedges and including exchange rate instruments, foreign currency swaps and foreign currency options), the effective portion is temporarily recognized in other comprehensive income within stockholders’ equity and is subsequently reclassified to results when the results are affected by the item being hedged. The ineffective portion is recognized immediately in results of the period. For fair value hedges, the fluctuation in the fair value of both the derivative and the open risk position is recognized in results of the period in which it takes place. The valuation agent carries out tests of effectiveness for derivatives that qualify as hedging instruments from an accounting perspective at least every quarter and every month if material changes occur.
For those derivatives that do not comply with hedge accounting requirements, and are thus considered trading derivatives, the fluctuation in their fair value is recognized in results of the period when valued, except for the portion that is related to construction in-process and thus accounted for in the balance sheet as part of the cost of a project.
See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Derivative Financial Instruments.”
Other Policies
Accounting for Low Income Housing Sales
We recognize revenues derived from sales of low-income housing, in accordance with MFRS, at the earlier of (a) the date on which the house is completed and credit is approved by the financing agency and (b) the title of the house has passed to the buyer.
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
The reversal of these sales in the U.S. GAAP reconciliation that affect our net income and majority stockholders’ equity, net of their related cost of sales for 2008, 2007 and 2006 are Ps.64,724, Ps.102,688 and Ps.57,361 respectively.
Effect of Application of the Critical Accounting Policies and Estimates on Results and Financial Position:
Set forth below are the results derived from the application of the aforementioned policies and their effects on our consolidated financial statements as of and for the years ended December 31, 2008, 2007 and 2006:
Construction Contracts
Our consolidated financial statements as of December 31, 2008 include a provision of Ps.10 million for estimated losses upon project termination related to projects that were expected to be substantially completed during 2009; no such loss provisions were recognized in our 2007 or 2006 financial statements. As of December 31, 2008, 2007 and 2006, our consolidated financial statements include an allowance for doubtful accounts of Ps.496 million, Ps.424 million and Ps.177 million, respectively. Reserves and provisions were recorded based on our best estimates and current circumstances. If these circumstances change, we may need to modify the amount of reserves and provisions we have recorded.

Income Tax
In 2008, we made a net provision for income tax of Ps.370 million, which reflected the following components:
•	a current income tax expense of Ps.96 million,
•	a deferred income tax benefit of Ps.60 million,
•	a current flat rate business tax expense of Ps.138 million,
•	a deferred flat rate business tax expense of Ps.287 million, and
•	a decrease in the allowance related to asset tax and tax loss carryforwards of Ps.91 million.
At December 31, 2008, we had a net deferred tax asset of Ps.3,076 million, including a deferred tax liability of Ps.393 million, an asset tax credit of Ps.2,307 million and tax loss carryforwards of Ps.1,162 million. Also as of December 31, 2008 we recorded a valuation allowance for future tax losses and asset tax credits of Ps. 3,076 million, because we believe that the term allowed by Mexican law for the recovery of such amounts may expire prior to their recuperation. If these circumstances were to change, we may be required to increase or decrease the valuation allowance. At December 31, 2008, we had a net deferred flat rate business tax liability of Ps.2,067 million.
In 2007, we recorded a net tax provision of Ps.1,949 million, which reflected the following components:
•	a current income tax expense of Ps.209 million,
•	a deferred income tax benefit of Ps.453 million,
•	a deferred flat rate business tax expense of Ps.1,536 million, and
•	an expense related to an increase in the valuation allowance of Ps.658 million.
As of December 31, 2007, we had a net deferred tax asset of Ps.3,167 million, including deferred tax liabilities of Ps.231 million, creditable asset tax of Ps.2,268 million and tax loss carryforwards of Ps.1,130 million. As of December 31, 2007, we recorded a valuation allowance for tax loss carryforwards and asset tax credits of Ps.3,167 million. At December 31, 2007, we had a net deferred flat rate business tax liability of Ps.1,536 million.
In 2006, we recorded a net tax provision of Ps.398 million, reflecting a current income tax expense of Ps.240 million, deferred tax expense of Ps.484 million related to change in deferred tax assets and liabilities and a decrease in the valuation allowance of Ps.327 million.
Derivative Financial Instruments
We have entered into interest rate swaps and options (designated as cash flow hedges), foreign currency swaps and options (designated as foreign currency cash flow hedges) and other derivative instruments (designated as trading derivatives as they do not meet hedge accounting requirements) for the terms of some of our long-term credit facilities with the objective of reducing the uncertainties resulting from interest rate and exchange rate fluctuations. To date, the results of our derivative financial instruments have been mixed. Their marked-to-market valuation as of December 31, 2008 increased our derivative liabilities by Ps.2,461 million and our derivative assets by Ps.30 million. Those effects are reflected as capitalized costs within assets for Ps.1,730 million, Ps.650 million in our stockholders equity’ and Ps.56 million in our profit and loss statement.

Recently Issued Accounting Standards
MFRS
In 2008, the Mexican Board for Research and Development of Financial Reporting Standards issued the following NIFs and Interpretations of Financial Reporting Standards, or INIFs, which became effective for fiscal years beginning on January 1, 2009:
•	NIF B-7, Business Acquisitions
•	NIF B-8, Consolidated or Combined Financial Statements
•	NIF C-7, Investments in Associated Companies and Other Permanent Investments
•	NIF C-8, Intangible Assets
•	NIF D-8, Share-Based Payments
•	INIF 16, Transfer of Primary Financial Instruments for Trading to Another Classification (permitting early adoption as of October 1, 2008)
Some of the significant changes established by these standards are as follows:
NIF B-7, Business Acquisitions, requires fair value measurement of the non-controlling interest (minority interest) as of the acquisition date. Consequently, overall goodwill is recognized based on fair value. NIF B-7 establishes that acquisition and restructuring expenses should not be included or recognized as a liability assumed from the acquisition.
NIF B-8, Consolidated or Combined Financial Statements, establishes that special purpose entities over which control is exercised should be consolidated. Subject to certain requirements, it allows the option of filing unconsolidated financial statements for intermediate holding companies and requires that the potential voting rights be considered to analyze whether control exists.
NIF C-7, Investments in Associated Companies and Other Permanent Investments, requires that investments in special purpose entities where significant influence is exercised be valued using the equity method. It also requires that potential voting rights be considered to analyze whether significant influence exists, establishes a specific procedure and a threshold for the recognition of losses in associated companies and requires the presentation of goodwill within investments in associated companies.
NIF C-8, Intangible Assets, requires that any preoperating expenses incurred up to December 31, 2008, and which were still being amortized, be offset against retained earnings.
NIF D-8, Share-Based Payments, establishes the rules for recognizing transactions with share-based payments (at the fair value of the goods received or the equity instruments granted, as applicable); including the granting of stock options to employees. Accordingly, the supplemental application of International Financial Reporting Standard 2, Share-Based Payments, is eliminated.
INIF 16, Transfer of Primary Financial Instruments for Trading to Another Classification, amends Paragraph 20 of the Document of Amendments to Bulletin C-2 to consider that financial instruments intended for trading may be transferred to “Securities available for sale” or “Securities held to maturity” in unusual cases and when the financial instruments are no longer actively traded and lose their liquidity, have a defined maturity date and the entity has the intention and ability to hold them to maturity. It also includes additional disclosures regarding this transfer.
In January 2009, the National Banking and Securities Commission published the amendments to the Sole Issuer Circular (Circular Unica) to include the mandatory filing of financial statements prepared in accordance with International Financial Reporting Standards as of 2012, although early adoption is allowed.
Additionally, at the end of 2008, INIF 14, Contracts for Construction, Sale of Real Property and Provision of Related Services, effective January 1, 2010, was issued. INIF 14 supplements NIF D-7, Construction and Manufacturing Contracts for Certain Capital Assets, and requires the separation of the different contractual components to define whether the contract refers to the construction or sale of real property or to the provision of related services. It also establishes rules for recognizing revenues and related costs and expenses based on the identification of different contract elements. This interpretation also establishes when the percentage-of-completion method can be applied for revenue recognition purposes. We early adopted this INIF for fiscal year beginning January 1, 2009. While the adoption of this INIF is expected to decrease revenues related to sales of real estate, its effect is not estimated to be material given our current accounting policy. At the date of issuance of our consolidated financial statements, we had not fully assessed the effects of adopting this new standard on our financial information.

U.S. GAAP
In September 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years for financial assets and liabilities. No material effects resulted from adoption of SFAS No. 157 as it relates to our financial assets and liabilities. SFAS No. 157 has been deferred until fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115. SFAS No. 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. The objective is to expand the use of fair value measurements in accounting for financial instruments. The fair value option permits a company to choose to measure eligible items at fair value at specified election dates. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings after adoption. SFAS No. 159 was effective for fiscal years beginning after November 15, 2007. We did not elect to report at fair value any assets or liabilities not already currently required to be reported at fair value.
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51. SFAS No. 160 (a) amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary; (b) changes the way the consolidated income statement is presented; (c) establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation; (d) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (e) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 must be applied prospectively but presentation and disclosure requirements (relating to the presentation of minority interest in the balance sheet and statement of income) must be applied retrospectively to provide comparability in the financial statements. This standard is effective for us beginning January 1, 2009. Early adoption is prohibited. We do not anticipate the adoption of this new accounting principle will have a material effect on our consolidated financial position, results of operations and cash flows.
In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, a replacement of FASB No. 141. SFAS No. 141(R) requires (a) a company to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at fair value as of the acquisition date; and (b) an acquirer in preacquisition periods to expense all acquisition-related costs. SFAS No. 141(R) requires that any adjustments to an acquired entity’s deferred tax asset and liability balance that occur after the measurement period be recorded as a component of income tax expense. This provision of the standard is required for business combinations consummated before the effective date of SFAS No. 141(R) (non-prospective); all other provisions of SFAS No. 141(R) must be applied prospectively. SFAS No. 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. We do not anticipate the adoption of this new accounting principle will have a material effect on our consolidated financial position, results of operations and cash flows.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, which enhances the current disclosure framework in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 161 primarily requires (i) qualitative disclosures about objectives and strategies for using derivatives in the context of each instrument’s primary underlying risk exposure; (ii) quantitative disclosures about the location and fair value amounts of and gains and losses on derivative instruments, in a tabular format; and (iii) disclosures about credit-risk related contingent features in derivative agreements. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We are in the process of determining the effects of this new standard on our consolidated financial information.

In April 2008, the FASB issued FASB Staff Position, or FSP, No. 142-3, Determination of the Useful Life of Intangible Assets. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. The objective of the FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R). FSP 142-3 is effective for fiscal years beginning after December 15, 2008. Early application is not permitted. We are in the process of determining the impact of adopting this new accounting principle on our consolidated financial position, results of operations and cash flows.
B. LIQUIDITY AND CAPITAL RESOURCES
General
Our principal uses of funds in 2008 were:
•	Ps.1,173 million for the purchase of land reserves for our Airports division.
•	Ps.912 million to acquire 100% of the equity of the Mayab Consortium.
•	Ps.731 million for the purchase of land reserves for our Housing Development segment.
•	Ps.288 million for the equity contribution to the Rio Verde — Ciudad Valles Highway.
•	Ps.157 million for equity contributions to the Rio de los Remedios — Ecatepec toll highway.
•	Ps.166 million for the purchase of GACN shares by Aeroinvest in the Mexican stock market.
Our principal sources of funds in 2008 were third party financing for our construction and housing projects, proceeds from project execution and operating cash flow.
Our expected future sources of liquidity include cash flow from our Civil Construction, Industrial Construction and Infrastructure segments and third party financing or raising capital for our construction and housing projects. We cannot assure you that we will be able to continue to generate liquidity from these sources.
As of March 31, 2009, we had net working capital (current assets less current liabilities) of Ps.4,573 million. We had net working capital of Ps.6,123 million as of December 31, 2008 as compared to net working capital of Ps.8,749 million as of December 31, 2007 and net working capital of Ps.9,934 million as of December 31, 2006. Our net working capital as of March 31, 2009, December 31, 2008 and December 31, 2007 included net working capital from our Airports division of Ps.(189) million, Ps.(87) million and Ps.1,417 million, respectively. The decrease in our total net working capital at December 31, 2008 from December 31, 2007 was primarily attributable to cash investments by the Airports division (including for the acquisition of land reserves), executed works pending payment in the Civil Construction division, and increased inventory in the Housing Development sector. The decrease in net working capital at December 31, 2007 from December 31, 2006 was primarily attributable to the payment of short-term debt related to El Cajon, which was partially offset by the collection of the El Cajon hydroelectric project work certifications. We believe that our working capital is sufficient to meet our requirements in connection with work we currently intend to carry out in the near future.
Our long and short term cash and cash equivalents (including restricted cash) were Ps.5,966 million as of December 31, 2008, as compared to Ps.7,096 million as of December 31, 2007 and Ps.5,616 million as of December 31, 2006. At December 31, 2008, we had a current ratio (current assets over current liabilities) of 1.4, as compared to a current ratio of 2.0 at December 31, 2007. As of March 31, 2009, we had a current ratio of 1.3.

Cash and cash equivalents at year-end 2008 included:
•	Ps.1,499 million, or 25% of our cash and cash equivalents, held by ICA-Fluor;
•
Ps.1,477 million, or 25% of our cash and cash equivalents, held in reserves established to secure financings related to the Acapulco Tunnel, Corredor Sur, the Kantunil — Cancun tollroad, the Rio Verde — Ciudad Valles highway and the Nuevo Necaxa — Tihuatlan highway;

•	Ps.600 million, or 10% of our cash and cash equivalents, held in our Airports division; and
•	Ps.63 million, or 1% of our cash and cash equivalents, held in our Rodio Kronsa division.
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
We used a net Ps.3,780 million from operating activities during 2008, as compared to generating a net Ps.8,313 million in 2007 and using Ps.2,409 million in 2006.
A portion of our assets is pledged to a number of banks under credit arrangements, including: WestLB AG, Banco Santander, BBVA Bancomer, BG Trust Inc., Merrill Lynch and Value Casa de Bolsa. The assets we have pledged include: (i) collection rights under the La Yesca hydroelectric construction contract; (ii) our dividend rights in our series “B” shares in GACN, held by Aeroinvest, as well as Aeroinvest’s series “B” shares; (iii) our dividend rights in our series “A” shares in SETA (a 74.5% subsidiary that holds a 16.7% interest in GACN); (iv) Aeroinvest’s collection rights of approximately U.S.$30 million related to various loans granted to SETA; and (v) construction machinery and equipment owned by Ingenieros Civiles Asociados, S.A. de C.V. (a construction subsidiary). See “— Risk Factors Related to Our Airport Operation — Most of the shares of GACN owned by our subsidiary Aeroinvest are subject to foreclosure if Aeroinvest defaults on certain loans.” We generally pledge assets, such as collection or dividend rights, of each of our financed concession projects, including notably our shares of Auneti, our subsidiary that operates the Nuevo Necaxa — Tihuatlan highway, and our shares of Viabilis Infrastructure, S.A., the contractor for the Rio de los Remedios — Ecatepec toll highway project, as well as the collection rights of the Rio de Los Remedios project. In general, assets securing letters of credit will remain pledged until the letters of credit secured by these assets expire. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these banks and our ability to incur further debt (whether secured or unsecured) is limited. At March 31, 2009, we had unrestricted access to Ps.2,881 million of our long and short term cash and cash equivalents, compared to Ps.4,556 million at December 31, 2008. See note 4 to our consolidated financial statements.
Project Financing
We utilize a number of project financing structures to raise the capital necessary to build projects. We historically financed our construction operations primarily through advances from customers. Increasingly, we have been required to arrange construction-phase financing. This has typically been done through bank financing under limited- or non-recourse structures. Our ability to arrange financing for the construction of infrastructure facilities is dependent on many factors, including the availability of financing in the credit market.
We typically provide a portion of the equity itself and our investment is returned over time once the project is completed. Generally, we contribute equity to a project by accepting deferred payment of a portion of its construction contract price. Concessions are an approach to financing public-sector projects through the private sector. In certain projects that are financed as part of the Mexico’s public works financing program (which is known in Mexico as the PIDIREGAS program), such as the La Yesca hydroelectric project, payment of the construction cost is deferred until the project is operational. Due to the nature of most infrastructure projects, which typically involve long-term operations, we do not recover our equity or debt contribution or receive payment under the contract until the construction phase is completed. Depending on the requirements of each specific infrastructure project, we typically seek to form a consortium with entities that have expertise in different areas and that can assist us in obtaining financing from various sources. See “Item 3. Key Information — Business Overview — Infrastructure.” We anticipate that future revenues will depend significantly on our ability directly or indirectly to arrange financing for the construction of infrastructure projects.

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
We believe that our ability to finance our projects has enabled us to compete more effectively in obtaining such projects. Providing financing for construction projects, however, increases our capital requirements and exposes us to the risk of loss of our investment in a project. We attempt to compensate for this risk by entering into financing arrangements on terms generally intended to provide us with a reasonable return on our investment. We have implemented a policy to be selective in choosing projects where we expect to recover our investment and earn a reasonable rate of return. However, we cannot assure you that we will be able to realize these objectives or continue financing construction projects as we have in the past.
Indebtedness
Our total debt to equity ratio was 1.0 to 1.0 at December 31, 2008, 0.41 to 1.0 at December 31, 2007 and 0.95 to 1.0 at December 31, 2006. The deterioration in the debt to equity ratio at December 31, 2008 from December 31, 2007 mainly reflected the incurrence of debt for new construction projects and the acquisition of existing projects. The improvement in the debt to equity ratio at December 31, 2007 from December 31, 2006 mainly reflected our payment of 100% of the debt related to the El Cajon hydroelectric project, which was partially offset by the incurrence of new financings during the year. The new debt in 2008 was principally incurred due to the acquisition of the Mayab Consortium and financing for the Nuevo Necaxa — Tihuatlan toll highway concession.
As of December 31, 2008, approximately 35% of our consolidated revenues and 33% of our indebtedness were denominated in foreign currencies, mainly U.S. dollars. Unless, as is our policy, we contract debt financing in the same currency as the source of its repayment, decreases in the value of the Mexican peso relative to the U.S. dollar may increase the cost in Mexican pesos of our debt service obligations with respect to our U.S. dollar denominated indebtedness and may also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased. We have entered into cash flow hedges, including with respect to foreign currency cash flow, and other trading derivative instruments for the terms of some of our long-term credit facilities with the objective of reducing the uncertainties resulting from interest rate and exchange rate fluctuations. To date, the results of our derivative financial instruments have been mixed and have not substantially affected our cash flows. See “— Risks Related to Mexico and Other Markets in Which We Operate — Appreciation or depreciation of the Mexican peso relative to the U.S. dollar, other currency fluctuations and foreign exchange controls could adversely affect our financial condition and results of operations” and “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Derivative Financial Instruments.” Several of our subsidiaries have lesser exposure to the foreign currency risk because a higher percentage of their revenues are denominated in U.S. dollars.
Certain of our subsidiaries, such as GACN, CPH and ICA Panama, and unconsolidated affiliates have entered into debt and other agreements containing restrictive covenants that limit the ability of such subsidiaries and affiliates to pay us dividends. These restrictive covenants generally do not restrict our operating subsidiaries such as Ingenieros Civiles Asociados and ViveICA. See note 18 to our consolidated financial statements.
In 2008, our debt service obligations (principal and interest) totaled Ps.18,095 million for debt denominated in pesos and U.S. dollars. As of December 31, 2008, our net debt (interest paying debt less long and short term cash and cash equivalents) was Ps.12,129 million. As of March 31, 2009, our net debt increased to Ps.15,424 million due to an increase in our debt, particularly in our Industrial Construction, Airports and Other Concessions divisions and the La Yesca hydroelectric project, as well as a reduction in our cash and cash equivalents.

La Yesca
CPH is a special purpose subsidiary created to construct the La Yesca hydroelectric project. The terms of the La Yesca contract require that we secure financing for the project costs and limit disbursements during the construction phase to 90% of the cash cost of any certified work performed. We and the other shareholder of CPH have agreed to guarantee certain obligations of CPH under the project contracts, including the financing documents, subject to certain limitations, in the event of an early termination of the public works contract for the project. CPH obtained financing for the construction phase of the La Yesca hydroelectric project in the first quarter of 2008 from WestLB AG, which also structured the financing for the El Cajon hydroelectric project. The financing consists of a U.S.$910 million line of credit to be used to cover construction costs and a U.S.$80 million revolving line of credit to be used to finance monthly working capital requirements and to be repaid from the construction line of credit, both of which contain various restrictive covenants typical in a project financing. The $910 million construction line of credit was syndicated and has a term that lasts the duration of the construction period, which ends in July 2012, subject to certain permissible extensions if the La Yesca project completion date is delayed. The repayment of the construction line of credit is scheduled to occur in two installments: (i) the first payment to made on the date of provisional acceptance of the first turbine unit, currently expected to occur in January 2012, in the amount of 60% of the fixed-price and 100% of the unit-price construction works performed as of that date, and (ii) the balance to be repaid in July 2012, subject to certain permissible extensions if the La Yesca project completion is delayed. West LB is the sole lender of the U.S.$80 million working capital line of credit, which has the same term as the construction line of credit. The working capital line of credit is expected to be repaid from the construction line of credit.
Because the terms of the construction contract provide that the Mexican Federal Electricity Commission will pay for the project upon completion, and the financing obtained by CPH covers only the project’s cash costs, the project will not generate any significant cash flow to us until completion, which is scheduled to occur in the second quarter of 2012. However, because we recognize revenues from the La Yesca hydroelectric project based on the percentage-of-completion method of accounting, the project is expected to generate a substantial portion of our revenues in 2009, 2010 and 2011. The La Yesca hydroelectric project generated Ps.2,165 million of revenue, or 8.0% of total revenues, in 2008. The La Yesca hydroelectric project represented a substantial portion of our receivables and indebtedness in 2008, and is expected to continue to represent a substantial portion of our receivables and our indebtedness in the future. At December 31, 2008, we had Ps.2,566 million in contract receivables (including receivables based on the percentage of completion method of accounting) and Ps.2,784 million of debt on our balance sheet relating to the La Yesca hydroelectric project.
RCO
On August 6, 2007, the Ministry of Communications and Transportation awarded the first FARAC concession package to RCO, a consortium formed by two of our subsidiaries and GSIP in which we participate with 20% of the equity and GSIP holds the remaining 80% of the equity. The FARAC concession consists of a 30-year concession to construct, operate, exploit, conserve, and maintain the 558-kilometer Maravatio — Zapotlanejo, Guadalajara — Zapotlanejo, Zapotlanejo — Lagos de Moreno, and Leon — Lagos — Aguascalientes toll roads in the states of Michoacan, Jalisco, Guanajuato and Aguascalientes, as well as extension or enlargement works as the Ministry of Communications and Transportation determines. RCO paid Ps.44,051 million for the assets. The concessionaire obtained a Ps.31,000 million long-term financing with Banco Santander Central Hispano, S.A. We have a minority interest in the concession, accounting for it as a non-consolidated affiliate, and were required to contribute Ps.3,118 million as equity capital. Our consortium partner GSIP and the long-term financing described above contributed the remaining investment amount paid to the Mexican federal government under the concession. The terms of the financing required, among other conditions: (i) the pledge of our and GSIP’s shares of the consortium in favor of the creditors and (ii) a waterfall of payments that may restrict the cash available for distributions to shareholders until 2014. Because the investment is accounted for under the equity method, the debt is not consolidated on our balance sheet.
Aeroinvest
In June 2007, Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith, Incorporated to refinance existing credit facilities totaling U.S.$216 million, which was used primarily to finance the acquisitions by Aeroinvest of 35.3% of the capital stock of GACN in the form of series “B” shares from the Mexican government, and by SETA of an additional 2% of the capital stock of GACN in the form of series “B” shares. The refinancing was approved at GACN’s extraordinary general shareholders’ meeting held January 31, 2007. The refinancing of the existing facilities consists of the issuance of the following series of notes by a Mexican trust, payable in U.S. dollars: (1) Ps.2,125 million aggregate principal amount of Series 2007-1 Class A Notes due 2017, (2) Ps.325 million aggregate principal amount of Series 2007-1 Class B Notes due 2017, and (3) Ps.355 million aggregate principal amount of Series 2007-1 Class C Notes due 2017. The proceeds were used for the prepayment of the existing facilities, payment of related costs, fees and reserves, and general corporate purposes. Aeroinvest has pledged as collateral its series “B” shares in GACN representing 36.0% of GACN’s outstanding capital stock at the time of the pledge and currently representing 40.5% of GACN’s outstanding capital stock. Additionally, Aeroinvest has assigned its economic and corporate interests (including its right to receive dividends) in such series “B” shares and in its series “A” shares representing 74.5% of the capital stock of SETA, which in turn owns an additional 16.7% of the capital stock of GACN. Under the refinancing, Aeroinvest will retain the right to vote the pledged shares at all times unless it has failed to make a required payment. Aeroinvest, ADPM, SETA, Banco Nacional de Comercio Exterior, S.N.C., Division Fiduciaria and what is now Bank of New York Mellon entered into a voting agreement pursuant to which Aeroinvest agreed to vote its series “B” shares as a bloc in the same way SETA votes its shares of the capital stock of GACN at all ordinary and extraordinary general shareholders’ meetings, subject to certain exceptions set forth in the consortium agreement entered into between us and ADPM . Both we and Aeroinvest issued corporate guarantees for the benefit of Bank of New York Mellon (as issuer of the notes) and the Bank of New York (as trustee under the indenture governing the notes) in connection with the refinancing. So long as there are amounts outstanding under the notes, Aeroinvest is obligated to comply with certain affirmative and negative covenants, including maintenance of at least its present ownership interest in GACN and SETA, majority control over GACN and its subsidiaries and a minimum ratio of earnings before depreciation and amortization to debt service. In October 2007, we prepaid Ps.355 million aggregate principal amount of Series 2007-1 Class C Notes due 2017.
ViveICA Uncommitted Credit Line
On September 4, 2007, our housing subsidiary ViveICA entered into an uncommitted revolving debt facility funded by Deutsche Bank for the peso equivalent of U.S.$50 million to finance projects in several cities. The facility is denominated in pesos and has a maturity of six years, with a four-year revolving period during which ViveICA may draw on the funds. Because the facility is uncommitted, we did not pay a commitment fee to Deutsche Bank and Deutsche Bank will have discretion to cease advancing funds under the agreement.
We intend to use this facility to allow ViveICA to finance projects before project authorization documents have been obtained and recuperate the appraised value of the project land upon delivery of definitive project authorization, thus increasing the turnover and liquidity of projects. The facility has been rated AAA on the Mexican scale by both the Moody’s and S&P rating agencies. The amount of the facility may be increased to the peso equivalent of U.S.$100 million upon mutual agreement of both parties. As of March 31, 2009, we have withdrawn approximately U.S.$31.4 million.
ViveICA Commercial Paper
On April 2, 2008, ViveICA, our housing subsidiary, placed short-term commercial paper (certificados bursatiles de corto plazo) in the amount of Ps.500 million for 168 days at an interest rate of TIIE plus 93 basis points. The proceeds of the issue were used to pay higher cost short-term debt and for working capital. In September 2008, Ps.354.8 million of this commercial paper was rolled over for 336 days at an interest rate of TIIE plus 1.5%. We are currently evaluating alternatives to refinance this facility.
Nuevo Necaxa — Tihuatlan
On June 2, 2008, our subsidiary Auneti, which operates the Nuevo Necaxa — Tihuatlan toll highway concession, entered into a guaranteed multi-tranche loan for the long-term financing of the construction of the Nuevo Necaxa — Avila Camacho segment of the Nuevo Necaxa — Tihuatlan highway in the amount of Ps.6,061 million. The loan agreement consists of two tranches: (1) Tranche A provides a Ps.5,510 million loan for a nine-year term to be used for the acquisition of the concession and its construction, and (2) Tranche B provides a Ps.551 million support facility at the completion of construction, for a nine-year term, to be used for the payment of interest on Tranche A. Both tranches of the loan are without recourse to Auneti’s shareholders and were provided by Banco Santander, HSBC Securities (USA) Inc. and Dexia S.A.
Corredor Sur
On May 17, 2005, a trust organized by our subsidiary ICA Panama issued U.S.$150 million of its 6.95% notes due 2025. Payments of principal and interest on the notes will be made from the Corredor Sur highway’s operations. The notes are recourse solely to the trust, which has been assigned the right to payment from the tolls. The net proceeds from the placement of the notes (approximately U.S.$134.9 million) were principally used to repay 100% of the project’s outstanding indebtedness (including a payment of U.S.$51.2 million in respect of outstanding indebtedness to the International Finance Corporation) and to fund certain reserve accounts as required under the terms of the concession’s financing. The balance of the proceeds from the placement of the notes was used to repay a portion of our parent company indebtedness and for other corporate purposes.

Acapulco Tunnel (TUCA)
On June 30, 2005, a trust organized by our subsidiary Tuneles Concesionados de Acapulco, S.A. de C.V., or TUCA, issued and sold Ps.800 million (nominal value) in notes (Certificados Bursatiles) due 2022, which were listed on the Mexican Stock Exchange. These 2005 notes accrued interest at the Mexican Interbank Offered Equilibrium Interest Rate, or TIIE, plus 2.95%. The 2005 notes were recourse solely to the trust, which has been assigned the Acapulco Tunnel’s tolls and toll collection rights. After repaying all outstanding debt of TUCA, Ps.66 million (nominal value) to Banco Nacional de Obras y Servicios Publicos, S.N.C. and Ps.206 million (nominal value) of TUCA’s ordinary participation certificates, we received approximately Ps.460 million (nominal value) from the sale of these notes, which was used for general corporate purposes.
In 2008, TUCA used the proceeds of a new note offering to repay the 2005 notes. TUCA issued the new notes in the amount of Ps.1,250 million, with a term of up to 26 years. The new notes accrue interest at the rate of TIIE plus up to 2.95% and are non-recourse.
Rio Verde — Ciudad Valles Highway
On September 19, 2008, our subsidiary ICA San Luis, S.A. de C.V., which operates the Rio Verde - Ciudad Valles highway concession entered into a long-term financing for the construction of a 113.2-kilometer highway in the state of San Luis Potosi, in the amount of Ps.2,550 million. The loan was structured by Banco Santander and has a term of 17 years.
The Kantunil-Cancun Highway (Mayab Consortium)
In 2008, as a consequence of our acquisition of the Mayab Consortium, which holds the concession for the Kantunil-Cancun highway, we assumed the Mayab Consortium’s long-term debt securities, which as of December 31, 2008 were equivalent to Ps.2,401 million. The debt is denominated in Unidades de Inversion, or UDIs, which are Mexican peso currency equivalent units of account that are indexed to Mexican inflation on a daily basis (as measured by the change in the Mexican National Consumer Price Index). As of December 31, 2008, one UDI was equal to approximately Ps.4.18. The concession has a term through December 2020. The long-term debt matures in 2019 and 2020, and is expected to be repaid from toll revenues generated by the concession. We consolidate the investment in our consolidated financial statements.
Other Debt
In September 2008, we repaid the full amount of a loan maturing in September 2008 that was secured by shares of SISSA Coahuila, S.A. de C.V., which was the remaining amount outstanding from the long-term financing for the construction of a wastewater treatment plant. As of December 31, 2008 we had no outstanding long-term other debt.
Derivative Financial Instruments
We enter into derivative financial instruments to reduce uncertainty on the return of our projects. From an accounting perspective our derivative financial instruments can be classified as for hedging or for trading purposes. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies and Estimates — Derivative Financial Instruments.” The decision to enter into a derivative financial instrument is linked, in most cases, to the financing for a project, because the uncertainties we seek to reduce result from fluctuations in interest rates and exchange rates relevant to the project’s financing. Our derivative financial instruments as of December 31, 2008 are composed of instruments that hedge interest rate and exchange rate fluctuations.
When financing for our projects is at a variable interest rate, we may enter into interest rate hedges. Our interest rate hedges can include swaps to reduce our exposure to volatility risks; these swaps convert the interest rate from variable to fixed. We have entered into interest rate swaps in connection with the financing for the Nuevo Necaxa — Tihuatlan highway and for the first FARAC package of toll road concessions. We can also enter into interest rate options that establish a maximum limit to the variable rate to cap financial costs. We have entered into an interest rate option in connection with the La Yesca hydroelectric project.
We may enter into exchange rate hedges to reduce the foreign currency exchange rate risk where the currency used in the financing (and corresponding repayment) of the project is different from the currency in which we expect the project to incur labor, supply or other costs. We have entered into foreign exchange hedges in connection with the La Yesca hydroelectric project (which incurs most project costs in Mexican pesos but has financing and sources of payment (revenues) in U.S. dollars) and the Sempra Costa Azul nitrogen injection facility (which incurs most project costs in Mexican pesos but has financing and sources of payment (revenues) in U.S. dollars).

It is our policy to enter into financial instruments at the level of each project, by the subsidiaries carrying out such project. Accordingly, the counterparty for a derivative financial instrument is often the same institution (or an affiliate) that provides the financing for the project to which that instrument in linked. We generally execute our derivatives directly with the hedge provider. We believe we have diversified the credit risk of our derivative financial instruments by contracting them with different financial institutions.
It is our policy not to enter into, and we have not entered into, derivative instruments that have margin calls or similar mechanisms that might impose additional obligations on parent companies of our subsidiaries. Since we enter into all our derivative instruments at the level of each project, hedge providers on occasion require additional financial support for the project subsidiary’s obligations. In those cases, our policy is to limit such support to cash collateral or a standby letter of credit provided at the time we enter into the derivative, so that the amount of such collateral or letter of credit is defined without any provision that would permit increase thereof or margin calls. It is also our policy that such collateral or letter of credit only be payable to the hedge provider upon an event of default under the hedge agreement.
Our internal control policies state that entering into derivative financial instruments requires collaborative analysis by representatives from our Finance, Legal, Administration and Operations areas, prior to approval. Once this analysis has been concluded and documented, the responsibility for entering into derivatives belongs to the Finance and Administration areas, in accordance with our internal control policy. Our policies do not expressly require authorization by the Corporate Practices, Finance and Planning Committee or the Audit Committee for entry into derivative financial instruments. Our policies limit the authority of those who can execute derivative financial instruments in certain ways, the most important of which are the following:
•	Our Board of Directors establishes limitations on the amounts and types of derivative transactions that our officers may enter into on our behalf.
•
The board has vested our Chief Executive Officer with the power to enter into derivative financial instruments subject to certain limits on amount and complexity. The CEO has delegated this power using powers of attorney, also subject to caps on amount and complexity, to our Vice President for Finance and Administration and appropriate Finance officers.

•
In the event that the CEO, the Vice President for Finance and Administration or an appropriate Finance officer wishes to enter into a derivative financial instrument that exceeds or goes beyond the limitations set by the board, the board’s specific authorization is required.

When assessing the potential use of derivatives to hedge financial market risks, we perform sensitivity analyses of possible outcomes of alternative derivative instruments to help us evaluate the economic efficiency of each alternative available to us to hedge the risk. We compare the terms, obligations and conditions to choose which alternative best suits our strategy. Once we enter into a derivative, we conduct effectiveness tests with the help of expert appraisers to determine its accounting treatment. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies and Estimates — Derivative Financial Instruments.”
La Yesca Derivatives
During 2008, we entered into foreign currency exchange options related to the La Yesca hydroelectric project to hedge our foreign exchange risk, because the financing and sources of payment (revenues) related to this project are in U.S. dollars while the majority of its project costs are in Mexican pesos. These options establish exchange rate levels that we expect will permit the U.S. dollars obtained from the La Yesca financing to cover the project’s costs and expenses in Mexican pesos. The four options we entered into established together an average exchange rate of Ps. 11.33 per U.S. dollar, for the period from July 2008 to July 2010 for three of the options and to April 2011 for the fourth option. The notional amount fluctuated from U.S.$194.5 million to U.S.$499.3 million, based on the spot exchange rate compared to the exchange rate set forth in the derivative contract. We analyzed the effectiveness of these instruments with the assistance of external evaluators. The analysis concluded that the amount of the derivative covered the peso-denominated costs of the project, and any reduction in the market value of the instrument was expected to be offset by exchange gains on the value of the construction contract.

Nonetheless, due to changes in the La Yesca construction schedule and the increasing volatility of Mexican peso-U.S. dollar exchange rate fluctuations, on April 20, 2009, we and the provider of the La Yesca foreign currency exchange options restructured the options to (i) stabilize the notional amount so that it remains unchanged regardless of the difference between spot exchange rate and the exchange rate set forth in the derivative contract, (ii) reduce the notional amount to Ps.2,458 million, corresponding to weekly transactions averaging Ps.16 million, to better fit the La Yesca hydroelectric project’s peso obligations, and (iii) reschedule the weekly settling of notional amounts to match the revised construction schedule and disbursement program. The cost of renegotiating the La options was U.S.$33 million, which accrues interest at LIBOR plus 450 basis points. The cost of renegotiation, including interest, becomes due upon completion of the La Yesca hydroelectric project. The options as restructured are effective for the period from April 22, 2009 through February 29, 2012. The restructured hedge has a fair value of Ps.466.5 million as of April 24, 2009.
Although we entered into the La Yesca foreign currency options for economic hedging reasons, they are classified as trading options because they do not meet hedge accounting requirements. At December 31, 2008, the mark-to-market value of these options was Ps.1,498 million and these options resulted in a derivative liability of Ps.1,498 million. The cash flows derived from the foreign currency options are paid or received on a weekly basis. However, because the project was in the construction phase at December 31, 2008, the corresponding entry to recognize the derivative liability was to assets in order to capitalize the loss as part of the costs of the project. The loss will be amortized to results as the percentage of completion of construction of the project progresses.
The La Yesca foreign currency exchange options are and, prior to restructuring, were obligations solely of our subsidiary Constructora Hidroelectrica La Yesca, S.A. de C.V., or COHYSA, secured by a letter of credit in the amount of U.S.$30 million that was issued at the time the hedge was contracted. There are and, prior to restructuring, were no margin calls or similar mechanisms that would require us to cover COHYSA’s position.
During 2007, we entered into two derivative contracts that establish a maximum interest rate of 5.5% (an interest rate cap) on certain of our credit agreements related to the La Yesca project; this transaction was designated as a cash flow hedge. The difference between the premium paid and the fair value was recognized in our results. At December 31, 2007, the fair value of the derivative was U.S.$3.5 million. During 2008, we substituted this interest rate cap for a combination of the purchase of a cap option and the sale of a floor option (which establishes a minimum interest rate on the financing). At December 31, 2008, the fair value of the combined cap and floor resulted in the recognition of a derivative liability of U.S.$28.2 million.
RCO Derivative
RCO’s long-term financing has a floating interest rate. In order to hedge for fluctuations of the floating rate, RCO entered into six interest rate swaps; four of which swapped the floating rate for a fixed interest rate and the other two of which swapped the floating rate to a “real” (inflation-adjusted) interest rate. The real interest rate swaps are designed to hedge increases in the costs of RCO’s operating and capital expenditures because of inflation. Given that we recognize RCO as an equity method investment, the aggregate fair value to us of the six derivatives on December 31, 2008 was a loss of Ps.69 million, and on April 24, 2009 was a loss of Ps.336.6 million. The cash flows derived from the four fixed rate swaps are paid or received on a monthly basis, while the cash flows derived from the two real rate swaps are paid on an annual basis. The aggregate notional amount for four fixed rate swaps is Ps.15,500 million., or approximately 50% of the total financing amount The aggregate notional amount for the two real interest rate swaps is Ps.12,975 million.
Other Derivatives
Additionally, in August 2006, we entered into a derivative financial instrument known as a “European style option,” which limits the interest rate on a notional amount of Ps.580 million of our debt securities. At December 31, 2007, the fair value of the option was Ps.3,530 million; the difference between the premium paid and fair value was recognized in our results because the options were classified as trading for accounting purposes.
Additional Sources and Uses of Funds
We may from time to time repurchase our outstanding equity securities if market conditions and other relevant considerations make such repurchases appropriate. The amount that we may use to repurchase our securities is authorized annually by our shareholders at our ordinary general meeting. See “Item 16C. Purchases of Equity Securities by the Issure and Affiliated Purchaser.”
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

In recent years, our liquidity has also been adversely affected by the length of our average collection period for accounts receivable. Our average collection period for accounts receivable (including the El Cajon hydroelectric project) considered net of value-added tax was 165 days as of the first quarter of 2009, which is a 18% increase from the first quarter of 2008, primarily as a result of the La Yesca hydroelectric project, from which we expect to collect payment at delivery.
C. OFF-BALANCE SHEET ARRANGEMENTS
We do not engage in any off-balance sheet arrangements that have or that we believe are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
D. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Contractual Obligations
The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity.
As of December 31, 2008, the scheduled maturities of our contractual obligations were as follows:

	Payments Due by Period
			Less Than						More Than
Contractual Obligations	Total		1 Year		1-3 Years		3-5 Years		5 Years
	(Millions of Mexican pesos)
Long-term debt obligations	Ps.	13,925	Ps.		Ps.	909	Ps.	4,148	Ps.	8,867
Fixed interest(1)		537		537
Variable interest(2)		3,360		3,360
Current portion of long-term debt obligations(3)		273		273
Operating lease obligations		99		31		68

Total	Ps.	18,194	Ps.	4,202	Ps.	977	Ps.	4,148	Ps.	8,867

(1)	Fixed interest rates range from 6.95% to 13.75%.

(2)
Variable interest rate was estimated using the following ranges: 3.58% (LIBOR plus spread) to 6.28% (LIBOR plus spread); and 8.46% (TIIE plus spread) to 13.75% (TIIE plus spread). When calculating variable interest rates, we used LIBOR and TIIE as of December 31, 2008.

(3)
Fixed interest rates range from 6.95% to 9.5% and variable interest rates range from 8.46% to 11.35% (TIIE plus spread) and from 4.25% to 6.39% (LIBOR plus spread). When calculating variable interest rates, we used the TIIE rate as of December 31, 2008.

As of December 31, 2008, the scheduled maturities of other commercial commitments were as follows:

	Amount of Commitment Expiration per Period
	Total
	Amounts		Less Than
Contractual Obligations	Committed		1 Year		1-3 Years		4-5 Years		Over 5 Years
	(Millions of Mexican pesos)
Standby letters of credit	Ps.	2,786	Ps.	1,454	Ps.	1,332	Ps.	—	Ps.	—
Guarantees(1)		15,568		—		15,568		—		—

Total commercial commitments	Ps.	18,354	Ps.	1,454	Ps.	16,900	Ps.	—	Ps.	—

(1)	Consist principally of bonds delivered to guarantee bids, advance payments and performance.

Item 6. Directors, Senior Management and Employees
A. DIRECTORS AND SENIOR MANAGEMENT
Management of our business is vested in our Board of Directors. Our bylaws provide that the Board of Directors will consist of the number of directors elected by our shareholders at the annual ordinary general meeting. In September 2006, our bylaws were amended to comply with the Mexican Securities Market Law in effect since June 2006. See “Item 6. Directors Senior Management and Employees— Board Practices.” Our current Board of Directors was elected on April 24, 2009 in three classes, with terms designed to provide a transition to the staggered term arrangement provided by the bylaws. The President of the Board of Directors must be a Mexican national. The Board of Directors currently consists of 19 members, of which 13 are outside (i.e., non-management) directors as of March 31, 2009. Twelve of our directors are independent directors within the meaning of the Mexican Securities Market Law. The directors are as follows:

Name	Position	Years as Director	Age
Bernardo Quintana I.(2)	Chairman	31	67
Jose Luis Guerrero Alvarez(2)	Director	19	65
Sergio F. Montaño Leon(2)	Director	17	61
Emilio Carrillo Gamboa(1)(4)(5)	Director	13	71
Alberto Escofet Artigas(1)(4)(5)	Director	13	75
Luis Fernando Zarate Rocha(2)	Director	11	65
Juan Claudio Salles Manuel(1)(4)(5)(6)	Director	6	72
Esteban Malpica Fomperosa(1)(4)(5)	Director	6	59
Elmer Franco Macias(1)(4)(5)	Director	5	68
Alberto Mulas Alonso(3)(4)(5)	Director	5	48
Fernando Ruiz Sahagun(3)(4)	Director	3	65
Luis Rubio Friedberg(3)(4)(5)	Director	3	54
Francisco Javier Garza Zambrano(3)(4)(5)	Director	2	54
Sergio Manuel Alcocer Martinez de Castro(3)(4)(5)	Director	2	46
Alonso Quintana Kawage(2)	Director	1	35
Diego Quintana Kawage(2)	Director	1	38
Fernando Flores Perez(1)(4)(5)	Director	1	63
Elsa Beatriz Garcia Bojorges(3)(4)(5)(7)	Director	*	43
Aaron Dychter Poltolarek(1)(7)	Director	*	56

(1)	Director whose term expires on April 30, 2010.

(2)	Director whose term expires on April 30, 2012.

(3)	Director whose term expires on April 30, 2011.

(4)	Independent directors within the meaning of the Mexican Securities Market Law.

(5)	Independent directors within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

(6)	Audit committee financial expert, within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002.

(7)
Effective April 24, 2009, Ms. Maria Asuncion Aramburuzabala Larregui and Mr. Guillermo Javier Haro Belchez resigned from the board. Ms. Garcia and Mr. Dychter will fill their positions and are expected to fill out their unexpired terms.

*	Newly appointed.
Listed below are the names, responsibilities and prior business of our directors and senior management:
Bernardo Quintana I. has been a member of our Board of Directors since 1978. Mr. Quintana was our President from December 1994 to December 2006 and has continued as our Chairman since that date. Previously, Mr. Quintana was the Director of Investments for Banco del Atlantico, Vice President of ICA Tourism and Urban Development and our Executive Vice President. Mr. Quintana is currently a board member of several Mexican companies including Banamex, Cementos Mexicanos and Grupo Maseca. Mr. Quintana also serves as Chairman of the Board of GACN, S.A.B. de C.V., a publicly traded company. Mr. Quintana is also a member of Mexico’s National Counsel of Businessmen, was the Chairman of the board of trustees of the Universidad Nacional Autonoma de Mexico until May 2009, and is the Chairman of the board of directors of Fundacion ICA. Mr. Quintana holds a degree in civil engineering from the Universidad Nacional Autonoma de Mexico and an MBA from the University of California at Los Angeles. Mr. Quintana is the father of Mr. Alonso Quintana and Mr. Diego Quintana.
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
Emilio Carrillo Gamboa has been a member of our Board of Directors since 1996. Mr. Carrillo is currently a senior partner of Bufete Carrillo Gamboa. Mr. Carrillo worked at the Internal Revenue Service of the Mexican Ministry of Finance and Public Credit, he also held several positions in Telefonos de Mexico, S.A. de C.V. (TELMEX), where from 1975-1987 he served as chairman of the board of directors. Mr. Carrillo was Mexico’s ambassador to Canada from 1987-1989. Currently, he is chairman of the board of directors of the Mexico Fund, a company listed on the NYSE. He is also member of the board of the following publicly traded companies: Grupo Modelo, Grupo Mexico, Southern Copper Corporation, Kimberly Clark de Mexico, San Luis Corporation, Grupo Nacional Provincial and Grupo Posadas. He also serves on the boards of directors of the following non-listed companies: Gasoductos de Chihuahua, Medica Integral GNP and Afore Profuturo GNP. Mr. Carrillo holds a law degree from the Universidad Nacional Autonoma de Mexico, continued his legal education at Georgetown University Law Center and worked at the World Bank. He also participates in the following business organizations: Consejo Mexicano de Hombres de Negocios (executive secretary), Consejo Coordinador Empresarial, Instituto Mexicano para la Competitividad and Chairman of the Canada Chapter of the Mexican Foreign Trade Council.
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
Luis Fernando Zarate Rocha has been a member of our Board of Directors since 1997. Mr. Zarate is currently Executive Vice President in charge of overseeing civil contruction. Mr. Zarate is in charge of the operations of SETA, the airport operator in which we have a majority interest. Mr. Zarate has been with our company for over 40 years and has worked on various heavy construction projects, in infrastructure projects and in our business development department. Mr. Zarate is also a member of the board of directors of Fundacion ICA and ICA Fluor. Mr. Zarate holds a B.S. in civil engineering from Universidad Nacional Autonoma de Mexico, where he has been a professor of engineering since 1978. Since March 2008, Mr. Zarate has been President of the Colegio de Ingenieros Civiles de Mexico, A.C.
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
Alberto Mulas Alonso has been a member of our Board of Directors since 2004. Mr. Mulas is the managing director of CReSE Consultores, S.C., a consulting firm that specializes in strategy, finance and corporate governance. Mr. Mulas’s experience derives from his work as an investment banker with Bankers Trust, J.P. Morgan, Lehman Brothers and Donaldson, Lufkin & Jenrette, having been responsible for the Mexican operations of the last two entities. Mr. Mulas has also worked for the administration of President Vicente Fox until December 2002 as Undersecretary of Urban Development and Housing, and then as the Commissioner of the National Housing Development Commission (Comisionado Nacional de Fomento a la Vivienda). Mr. Mulas is currently a director of the government development banks Bancomext and the Sociedad Hipotecaria Federal. He also serves on the boards of GACN, S.A.B. de C.V., URBI, S.A.B. de C.V., Grupo Comex and Organizacion Ramirez (owner of CINEPOLIS, a chain of movie theaters). Mr. Mulas holds a chemical engineering degree from Universidad Iberoamericana and has an MBA from Wharton Business School, University of Pennsylvania.
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
Elsa Beatriz Garcia Bojorges is a Researcher and Member of the Mexican Council for the Research and Development of Financial Accounting Norms (Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera, A.C.) or CINIF, the body that investigates, develops, and promulgates the principles and norms that regulate financial information in Mexico. Previously, she worked as an independent consultant in the area of financial information systems, with clients including Grupo Industrial Peñoles, the National Banking and Securities Commission, the National Insurance and Surety Commission, and Grupo Nacional Provincial. Previously, she was a partner in the accounting firm Bouzas, Reguera, Gonzalez y Asociados, S.C. She holds an accounting degree with honors from the Universidad Nacional Autonoma de Mexico (UNAM), as well a diploma in financial engineering from the Colegio de Contadores Públicos de Mexico, A.C. (CCPM). She has been certified by the Mexican Institute of Public Accountants (IMCP) since 1999.
Aaron Dychter Poltolarek is a consultant and advisor on infrastructure, transportation, and energy projects. He is also President of ADHOC Consultores Asociados, A.C., a consulting company that he founded in 2007. He was Undersecretary for Transportation in the Ministry of Communications and Transportation from 2004 to 2006. He led the privatization processes for the railways and aiports in Mexico, as well as the creation of the first suburban train system for Mexico City. Previously he worked in the Ministry of Finance and Public Credit and the Ministry of Budget and Planning. Dr. Dychter is a graduate of the Universidad de las Americas and holds an M.A. and Ph.D. in economics from The George Washington University.
Executive Officers
Our executive officers currently are as follows:

		Years as
		Executive
Name	Current Position	Officer
Jose Luis Guerrero Alvarez	Chief Executive Officer	19
Alonso Quintana Kawage	Vice President, Chief Financial Officer	2
Sergio F. Montaño Leon	Executive Vice President	19
Luis Fernando Zarate Rocha	Executive Vice President, Civil Construction	14
Luis Carlos Romandia Garcia	General Counsel	4
Carlos Mendez Bueno	Divisional Director, Infrastructure—Other Concessions	2
Ruben Gerardo Lopez Barrera(1)	Divisional Director, Infrastructure— Airports and Chief Executive Officer, GACN	2
Juan Carlos Santos	Divisional Director, Industrial Construction	2
Jose Luis Rojo	Divisional Director, Rodio Kronsa	3
Luis Urrutia Sodi	Divisional Director, Housing Development	*
Victor Bravo Martin(1)	Divisional Director, Infrastructure—Airports and Chief Executive Officer, GACN	*

*	Newly appointed.

(1)
Effective July 1, 2009, Mr. Lopez was granted a sabbatical from his position as Divisional Director of Infrastructure—Airports and Chief Executive Officer of GACN to attend the Master of Science in Management program at Stanford University. Victor Bravo Martin, who has seved as GACN’s Chief Financial Officer since March 2006, succeeds Mr. Lopez as Divisional Director of Infrastructure—Airports and Chief Executive Officer of GACN.

Carlos Mendez Bueno is a civil engineer with a bachelor’s degree from the Universidad Nacional Autonoma de Mexico (UNAM). He has participated in various post-graduate studies such as “Strategic Planning” at the University of Pennsylvania’s Wharton School and “Certification in Project Administration” from the International Institute of Learning. He has been with us since 1975 and has held various management and senior management positions within civil construction, international projects, and infrastructure. As of January 2007 he was named the divisional director of our Infrastructure segment for Other Concessions. Mr. Mendez is a member of the alumni association of the Engineering School at the UNAM, and is currently Vice President for Industrial Relations, Representation, and Management of the Mexico City delegation to the Mexican Construction Industry Chamber. He is also a board member of the Mexican Road Association (AMC) and represents ICA before the International Road Federation.
Ruben Gerardo Lopez Barrera has served as GACN’s Chief Executive Officer since December 2003. Previously, he served as GACN’s General Vice President, Human Resources and Legal, and GACN’s Communications Director. Mr. Lopez has also previously served as Business Development Director and Project Finance Director of ICA. Mr. Lopez received a degree in Civil Engineering from Universidad Iberoamericana, a degree in finance from the Instituto Tecnologico Autonomo de Mexico, a master’s degree in business administration from the Pontificia Universidad Catolica de Chile and the Washington University and a certificate in airport management and development from Aeroports de Paris. Effective July 1, 2009, Mr. Lopez was granted a sabbatical from his position and Victor Bravo Martin succeeds him as Divisional Director of Infrastructure—Airports and Chief Executive Officer of GACN.
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
Luis Urrutia Sodi has been our Divisional Director of our Housing Development segment since April 2009. Mr. Urrutia entered our company in 1993 and has held various positions of increasing responsibility in the corporation and in various subsidiaries. Prior to his promotion to Divisional Director, he has held the position of Director of Operations of Housing Development since 2005. Mr. Urrutia holds an undergraduate degree in Industrial Engineering from the Universidad Iberoamericana and an M.B.A. with a specialization in finance from the Boston University School of Management.
Victor Bravo Martin has been appointed Divisional Director of Infrastructure—Airports and Chief Executive Officer of GACN effective July 2009. Mr. Bravo has more than 20 years of professional experience. He has served as GACN’s Chief Financial Officer since March 2006. Prior to joining GACN, he served in various capacities with us from 1986 to 2006, including Corporate Finance Director, Project Finance Director, Corporate Finance Analysis Manager and Corporate Economic Analysis Manager. Mr. Bravo holds a B.S. in economics from the Instituto Tecnológico y de Estudios Superiores de Monterrey, a diploma in finance from the Instituto Tecnológico Autónomo de México, and an M.B.A. from the Leonard N. Stern School of Business at New York University and the Manchester University School of Business.
B. COMPENSATION
For the year ended December 31, 2008, the aggregate compensation of our directors and executive officers paid or accrued in that year for services in all capacities was approximately Ps.131 million. We pay non-management directors Ps.40,000 net of taxes and management directors Ps.40,000 net of taxes for each board meeting, Corporate Practices, Finance and Planning Committee meeting or Audit Committee meeting they attend. Additionally, we pay non-management directors U.S.$250 per hour for work related to their duties on our board or on either committee. We also paid the Chairman of the Board of Directors Ps.5 million net of taxes in 2008.

Management Bonuses
Generally members of senior and middle management currently become eligible for bonuses after five years of service. Cash performance bonuses are paid to eligible members of management by the subsidiaries that employ them.
Our Compensation Committee determines the bonuses for senior and middle management. The Corporate Practices, Finance and Planning Committee determines compensation for executive officers and the Chief Executive Officer. We have adopted the following policy regarding the calculation of the performance bonus:
•	in years in which our income (calculated as described below) is 4% or less of our net worth, no bonuses will be paid,

•	in years in which our income (calculated as described below) is greater than 4% of our net worth, up to 20% of the amount by which income exceeds 4% of net worth may be paid as bonuses.
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
A substantial portion of the shares beneficially owned by our directors and executive officers, along with other shares owned by our management, are owned through a trust, which we refer to as the management trust. The management trust is supervised by a technical committee consisting of members of our Board of Directors. This technical committee has broad discretionary authority over the corpus of this trust, including voting power over the shares contained therein and the conditions governing withdrawal of such shares. The technical committee is authorized to modify the terms of the management trust.
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
The stock option plan was terminated on April 16, 2004. Although we do not expect to grant stock options going forward, we expect to honor the stock options that were granted under the stock option plan at an exercise price of Ps.22.50. These options are held by our officers and directors. Options vested over a three-year period beginning on the first anniversary of the grant date, and are exercisable until the seventh anniversary of the grant date. Options may be exercised at any time after vesting and are not transferable.
During 2008, 87,338 options were forfeited and 151,845 options (on a post-reverse split basis) were exercised. As of December 31, 2008, we had 519,620 stock options outstanding with a weighted average exercise price of Ps.22.50. These options were granted under the stock option plan on April 29, 2003 and expire on April 29, 2010.

Under MFRS, the granting of these options has no material effect on our results of operations, cash flow or financial condition. Under U.S. GAAP, the granting of these options may give rise to future non-cash compensation expenses.
Pension Plan
In 2006, we created a defined benefit pension plan covering all active employees aged more than 65 who are part of our Board of Directors and have a minimum of 10 years of service as members of the board prior to their retirement. Until 2008, these employees were entitled to benefits beginning at the age of 55, with gradual reductions of their salary taken into account for pension purposes. Beginning in 2008, the plan was revised to defer entitlement to benefits until the age of 57. See note 27 to our consolidated financial statements.
For the year ended December 31, 2008, the aggregate amount that we have accrued to provide pension and retirement benefits is Ps.68 million.
C. BOARD PRACTICES
For a table setting forth our current directors and management, the expiration of their current terms of office and the period of time during which each has served in that office, see “Item 6. Directors, Senior Management and Employees — Directors and Senior Management.” We have no service contracts for our directors providing benefits upon termination of employment.
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
Our Board of Directors meets at least on a quarterly basis and has the duties and authority set forth in the company’s bylaws and in the Mexican Securities Market Law. The chairman of the Board of Directors is appointed by the shareholders at each annual ordinary general shareholders’ meeting, or by the Board of Directors itself, and has the authority to propose to the board the discussion and resolution of various matters, including proposals as to the independent directors that are to comprise the committee or committees that perform auditing and corporate practices duties, as well as the appointment and removal of the chief executive officer. The chairman of our board may not be president of either the Audit Committee or the Corporate Practices, Finance and Planning Committee under Mexican law.

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
Board Practices
In response to the enactment of the Mexican Securities Market Law, our Board of Directors established a Corporate Practices Committee, which was replaced by the Corporate Practices, Finance and Planning Committee on April 24, 2009. The Corporate Practices Committee had and its replacement, the Corporate Practices, Finance and Planning Committee, has the duties set forth in Section I of Article 42 and other applicable provisions of the Mexican Securities Market Law. Such duties include providing an opinion on the nomination of the chief executive officer, assessing the performance of our senior management, providing an opinion on related-party transactions and compensation proposals for senior management and reviewing certain exemptive actions of the Board of Directors. The duties of the Corporate Practices, Finance and Planning Committee include, in addition, the duties of proposing general guidelines for creating and monitoring compliance with our strategic plan; providing an opinion on investment and financing policies proposed by our chief executive officer, providing an opinion on the assumptions in the annual budget and monitoring application of the budget and our control system; and evaluating risk factors that affect us and our mechanisms for controlling risk. As of June 8, 2009, the members of our Corporate Practices, Finance and Planning Committee are Fernardo Flores Perez, as chairman, Alberto Mulas Alonso and Fernando Ruiz Sahagun. All members of the Corporate Practices, Finance and Planning Committee are independent directors as such term is defined in the Mexican Securities Market Law, and Mr. Flores and Mr. Ruiz are independent directors as such term is defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.
The Mexican Securities Market Law required certain changes to the duties and functions of our Audit Committee, as established in our bylaws before the enactment of the current Mexican Securities Market Law. The Audit Committee is now responsible for the duties set forth in Section II of Article 42 and other applicable provisions of the Mexican Securities Market Law. Such duties include evaluating our independent auditor, reviewing the audit report, opinion, and other documents prepared annually by the independent auditor, informing the Board of Directors of the quality of and any deficiencies in the company’s internal control mechanisms and regarding internal audits of the company or entities controlled by the company. As of June 8, 2009, the members of the Audit Committee were Juan Claudio Salles Manuel, as chairman, Emilio Carrillo Gamboa and Elsa Beatriz Garcia Bojorges, all of whom were independent as such term is defined in the Mexican Securities Market Law and in Rule 10A-3 under the Exchange Act.
Both of the above committees are empowered to call shareholders’ meetings and hire independent counsel and other advisors, as they deem necessary to carry out their duties, including, in the case of the Corporate Practices, Finance and Planning Committee, the review of related-party transactions.
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

Pursuant to the provisions of the Mexican Securities Market Law, the duty of care consists of the obligation of directors to act in good faith and in the best interests of the company, adopting reasonable decisions. For decisions to be reasonable, board members must first obtain information necessary to adequately inform themselves, including by requesting information or other assistance from the chief executive officer or other senior managers, if necessary. Board members must also report to the board all relevant information that they have knowledge of, except when exempted by law. In accordance with Article 33 of the Mexican Securities Market Law, we have opted to obtain insurance coverage for the members of the Board of Directors for any liability arising from any breach of the duty of care.
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
The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Current Corporate Governance Practices
A majority of board of directors must be independent. §303A.01	Pursuant to the Mexican Securities Market Law and our bylaws, our shareholders are required to appoint a Board of Directors of between five and twenty-one members, 25% of whom must be independent within the meaning of the Mexican Securities Market Law, which differs from the definition of independent under the rules of the New York Stock Exchange.

Our Board of Directors currently consists of nineteen members, of which 13 are outside (i.e. non-management) directors. Twelve of our directors are independent directors within the meaning of the Mexican Securities Market Law. Eleven of our directors are independent directors within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Pursuant to our bylaws board members must be appointed based on their experience, ability and professional prestige. Our Board of Directors must meet at least every three months.

A director is not independent if such director is:	Under Article 26 is of the Mexican Securities Market Law, a director is not independent if such director is:

(i) a person who the board determines has a material direct or indirect relationship with the listed company;	(i) or has been within the last year, an employee or officer of the company;

(ii) or has been within the last three years, an employee, or an immediate family member of an executive officer, of the listed company, other than employment as interim chairman or CEO;	(ii) a shareholder that, without being an employee or officer of the company, has influence or authority over the company’s officers;

NYSE Standards	Our Current Corporate Governance Practices
(iii) or has been within the last three years, a person who receives, or whose immediate family member receives, more than $120,000 during any 12-month period in direct compensation from the listed company, other than director and committee fees and pension or other deferred compensation for prior service (and other than compensation for service as interim chairman or CEO or received by an immediate family member for service as a non-executive employee);
(iii) a partner or employee of a consultant or adviser, to the company or its affiliates, where the income from the company represents 10% or more of the overall income of such consultant or adviser;

(iv) a person who is, or whose immediate family member is, or has been within the last three years, a partner or employee of an internal or external auditor of the listed company, subject to limited exceptions for persons who did not personally work on the listed company’s audit in the last three years;
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

(v) an executive officer, or an immediate family member of an executive officer, of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee; or

(vi) an executive officer or employee of a company, or an immediate family member of an executive officer of a company, that has made payments to, or has received payments from, the listed company, its parent or a consolidated subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues (except for contributions to tax-exempt organizations provided that the listed company discloses such contributions in the company’s proxy statement or annual report)

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

“Company” includes any parent or subsidiary in a consolidated group with the listed company.

Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or applicable Mexican law.

NYSE Standards	Our Current Corporate Governance Practices
A listed company must have a nominating/corporate governance committee of independent directors. The committee must have a charter specifying the purpose, minimum duties and evaluation procedures of the committee. §303A.04
We are required to have a corporate practices committee pursuant to the provisions of the Mexican Securities Market Law and our bylaws. Our Corporate Practices, Finance and Planning Committee is composed of three directors, all of whom are independent within the meaning of the Mexican Securities Market Law and two of whom are independent within the meaning of Rule 10A-3 under the Exchange Act. The duties of our Corporate Practices, Finance and Planning Committee (which replaced our Corporate Practices Committee on April 24, 2009) include:

• providing an opinion on the nomination of the chief executive officer,

• assessing the performance of our senior management,

• providing an opinion on related party transactions,

• providing an opinion on compensation proposals for senior management,

• reviewing certain exemptive actions of the Board of Directors,

• proposing general guidelines for creating and monitoring compliance with our strategic plan,

• providing an opinion on the investment and financing policies our chief executive officer proposes,

• providing an opinion on the assumptions in the annual budget and monitoring application of the budget and our control system, and

• evaluating risk factors that affect us and our mechanisms for controlling them.

A listed company must have a compensation committee composed entirely of independent directors, which must approve executive officer compensation. The committee must have a charter specifying the purpose, minimum duties and evaluation procedures of the committee. §303A.05
The Corporate Practices, Finance and Planning Committee provides an opinion on compensation proposals for the Chief Executive Officer and other executive officers pursuant to the provisions of the Mexican Securities Market Law.

We also have a Compensation Committee composed of certain of our senior management directors. This Committee determines compensation for senior and middle management.

A listed company must have an audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards. §§303A.06, 303A.07
We have a three-member Audit Committee, which is composed of independent directors appointed by our board. The Mexican Securities Market Law requires that our shareholders appoint the president of our Audit Committee. Currently all members of our Audit Committee are independent as such term is defined under the Mexican Securities Market Law and under Rule 10A-3 under the Exchange Act.

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

• hiring independent counsel and other advisors as it deems necessary to carry out its duties, including the review of related-party transactions; and

• overseeing the performance of our outside auditor.

Equity compensation plans and material revisions thereto require shareholder approval, subject to limited exemptions. §303A.08	In accordance with Mexican law, our shareholders have approved our current equity compensation plans at shareholder meetings.

A listed company must adopt and disclose corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waiver for directors or executive officers. §§303A.09, 303A.10
We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. We are required by Item 16B of this Form 20-F to disclose any waivers granted to our chief executive officer, chief financial and accounting officer and persons performing similar functions.

The CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. §303A.12	Our CEO will promptly notify the NYSE in writing if any executive officer becomes aware of any material noncompliance with any applicable provisions of the NYSE corporate governance rules.
D. EMPLOYEES
As of each of the last three years ended December 31, 2008, 2007 and 2006, we had approximately 19,340, 17,902 and 19,628 employees, respectively, approximately 32%, 27% and 22% of whom were permanent employees, respectively. The number of temporary employees employed by us varies significantly and is largely dependent on the level of our construction activities.

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
E. SHARE OWNERSHIP
As of December 31, 2008, Mr. Bernardo Quintana and members of his immediate family, including our directors Alonso Quintana Kawage and Diego Quintana Kawage, may be deemed to have had beneficial ownership of 41,169,271 or 8.3% of our outstanding shares (other than shares owned through the management trust) and as of March 31, 2009, they held 41,611,871 of our outstanding shares (other than shares owned through the management trust). Additionally, as of April 25, 2008, the following of our directors or officers each beneficially owned shares (other than shares owned through the management trust) totaling no more than 1% of any class of our capital stock: Jose Luis Guerrero Alvarez, Luis Fernando Zarate Rocha, Carlos Mendez Bueno, Ruben Gerardo Lopez Barrera, Esteban Malpica Fomperosa, Elmer Franco Macias and Francisco Javier Garza Zambrano. None of our directors or officers has voting rights different from other shareholders, other than, as applicable, rights as a participant in the management trust or fundacion trust described below and rights of the position of director and/or officer.
Item 7. Major Shareholders and Related Party Transactions
A. MAJOR SHAREHOLDERS
The following table sets forth certain information regarding the ownership of outstanding shares.

Identity of Person or Group	Amount Owned	Percentage(1)
Bernardo Quintana I.(2)	41,169,271	8.3%
Management Trust(3)	7,894,867	2.2
Fundacion Trust(3)	8,585,022	1.7
Foreign Employee Trust(3)(4)	115,044	*
Maria Asuncion Aramburuzabala Larregui(5)	25,662,092	5.2%

*	Less than one percent

(1)	For all percentages, based upon 493,203,752 shares outstanding as of December 31, 2008.

(2)	As of December 31, 2008. Reflects shares owned directly by Mr. Quintana and his family, including Alonso Quintana Kawage and Diego Quintana Kawage, and not through the management trust.

(3)	Information concerning our shares beneficially owned by each of the trusts was obtained from a Schedule 13G/A filed on February 13, 2009 by each of the trusts owning shares.

(4)	Held in the form of 28,761 ADSs.

(5)	As of December 31, 2008. Includes shares owned by her family members.
The major shareholders, as set forth in the table above, do not have voting rights different from other shareholders, other than Mr. Quintana’s rights as a participant in the management trust and fundacion trust described below and as a member of our Board of Directors.
At March 31, 2009, 151,261,419 shares, or 31% of shares outstanding, were held in the form of CPOs, which have limited voting rights. See “Item 9. The Offer and Listing — Trading — Limitations affecting ADS Holders and CPO Holders.” As of March 31, 2009, 6.33% of our outstanding shares was represented by ADSs, and such ADSs were held by 50 holders with registered addresses in the United States. See “Item 9. The Offer and Listing — Trading.”
Our directors and executive officers, as a group, beneficially own approximately 57,649,160 shares (11.69% of the shares outstanding). A portion of the shares beneficially owned by our directors and executive officers (collectively, approximately 2.2% of the shares outstanding), are owned through a trust, referred to as the management trust. The technical committee of the management trust, which consists of members of our Board of Directors, has broad discretionary authority over the corpus of this trust, including voting power over the shares contained therein and the conditions governing withdrawal of such shares.

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
Members of the Board of Directors also have voting power over the shares placed in a trust that we refer to as the employee trust, originally established in 1959, for the benefit of certain other of our employees that are not members of management. As of December 31, 2008, the employee trust held less than 0.1% of shares outstanding.
In 1992, members of management donated 10% of their then-owned shares to Fundacion ICA, a non-profit organization formed to fund research and education activities in Mexico. In addition, certain former members of management donated 20% of their shares to Fundacion ICA. Fundacion ICA’s shares are held by a trust, which we refer to as the fundacion trust. We are entitled to appoint two of the five members of the fundacion trust’s technical committee, while the remaining members are independent from us. Any disposition of the shares held by the fundacion trust requires the approval of more than a simple majority of such technical committee and, therefore, may require approval of our representatives on this committee. Under the terms of the fundacion trust, the shares held by Fundacion ICA, which as of December 31, 2008 represented approximately 1.7% of the shares outstanding, are required to be voted in the manner specified by a majority of the technical committee.
In April 1992, management created a trust, which we refer to as the foreign employee trust, for the benefit of certain other of our employees. The purpose of the foreign employee trust is to provide incentives to retain skilled personnel who are foreigners or who are employed by subsidiaries located outside Mexico. As of February 13, 2009, the foreign employee trust held less than 0.1% of the shares outstanding.
B. RELATED PARTY TRANSACTIONS
SETA Loans
As of December 31, 2008, SETA has loans of U.S.$28.4 million with Aeroinvest. The amounts owed to Aeroinvest mature in 2014 and 2015 and are payable annually beginning in September 2004, with annual interest at LIBOR plus 4.5%.
RCO Construction and Administrative Services
In 2008, we performed Ps.214 million of construction services for RCO, our joint venture affiliate with GSIP that operates the concession on the first FARAC package of toll roads. Additionally, we provided Ps.209 million in certain administrative services to RCO in 2008 pursuant to a long-term services agreement approved by our Board of Directors and RCO’s board of directors.
For a description of other related party transactions, see note 26 to our consolidated financial statements.
Item 8. Financial Information
See “Item 18. Financial Statements” beginning on page F-1.
A. LEGAL AND ADMINISTRATIVE PROCEEDINGS
We are party to various legal proceedings in the ordinary course of business. Other than as disclosed in this annual report, we are not currently involved in any litigation or arbitration proceeding, including any proceeding that is pending or threatened of which we are aware, which we believe will have, or has had, a material adverse effect on us. Other legal proceedings pending against or involving us and our subsidiaries are incidental to the conduct of our and their business and we believe will be resolved in our favor or with an insignificant effect on our financial position, results of operations and cash flow. We believe that the ultimate disposition of such other proceedings individually or on an aggregate basis will not have a material adverse effect on our consolidated financial condition or results of operations.

Malla Vial
We were involved in litigation with the Institute for Urban Development, or IDU (Instituto de Desarrollo Urbano), an agency of the municipal government of Bogota, Colombia, in charge of public works projects. The litigation concerns the Malla Vial Project a street network refurbishment project in Bogota that was awarded to us in 1997. In April 2002, an arbitration tribunal in Colombia issued an award in favor of the IDU for 5,093 million Colombian pesos (approximately U.S.$2 million as of March 31, 2009) as compensation for our alleged breach of contract. In 2007, the IDU obtained a judicial recognition of the arbitration award in Mexico. ICA paid the judgment and on January 8, 2009, the Mexican court recognized the payment in full.
In a separate proceeding related to the same project, the IDU has filed a claim in a Colombian court against us for liquidated damages for breach of the contract in an amount of approximately U.S.$4.7 million and has made a claim against the bonding company for the return of an advance payment that had not yet been amortized. We have counterclaimed and demanded indemnification and damages in the amount of U.S.$17.8 million. In December 2004, an administrative tribunal ordered the consolidation of all of these claims into one case. Regarding the claim against the bonding company, the tribunal has ordered a suspension of any actions against the bonding company until the counterclaim filed by ICA is resolved, provided that such suspension should not last more than three years (which three-year period will only commence upon the exhaustion of appeals related to the order of consolidation).
Puerto Rico Light Rail System
In 2004, the U.S. Department of Transportation’s Office of the Inspector General began to investigate the Puerto Rico light rail system. We understand that the U.S. Department of Transportation’s investigation extends to other contractors working on the light rail system. In connection with the investigation, on March 8, 2004, ICA Miramar received a subpoena for the production of documents from the U.S. Department of Transportation’s Office of the Inspector General. We cooperated with the U.S. Department of Transportation’s investigation and have received no further subpoenas. We cannot assure you as to the results of this investigation or that we will not be named a party to any proceedings.
On September 22, 2005, the Puerto Rico Highway and Transportation Authority, or the HTA, ICA Miramar’s client, filed a claim against ICA Miramar for indemnity in an ongoing litigation between the HTA and its principal contractor for the project. The principal contractor filed the underlying lawsuit on December 24, 2003 and HTA filed a countersuit on November 23, 2004. ICA Miramar estimates the indemnity and liquidated damages claims could result in liability in excess of U.S.$4 million. After an extended stay, the court appointed a special judge due to its declaration of the underlying matter and claim against ICA Miramar as complex litigation. The principal contractor subsequently amended its complaint against HTA and, in 2009, HTA filed its amended claim against ICA Miramar. The court has ordered the parties to negotiate the nomination of an arbitrator, on which the parties must agree. The litigation remains in the discovery stage.
Corredor Sur
In 1995, the Panamanian Ministry of Public Works (Ministerio de Obras Publicas) awarded ICA Panama, a 30-year concession for the construction, operation and maintenance of the Corredor Sur highway, a four-lane, 19.8-kilometer highway. The concession was granted in August 1996.
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
Ciudad Juarez Airport
Parties purporting to be former owners of land comprising a portion of GACN’s Ciudad Juarez International Airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government. As an alternative to recovery of this land, the claimants also sought monetary damages of U.S.$120 million. On May 18, 2005, a Mexican court ordered GACN to return the disputed land to the plaintiffs. However that decision, and three subsequent constitutional claims (juicios de amparo), permitted the case to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation since the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juarez Airport. As of May 29, 2009, the court had not yet notified the Mexican federal government of the order to appear in the proceeding. In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or otherwise adverse to GACN, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, which we believe the terms of its concessions would require, our concession to operate the Ciudad Juarez Airport would terminate. In 2008, the Ciudad Juarez International Airport represented 5.9% of GACN’s revenue. Although we believe and have been advised by the Ministry of Communications and Transportation that under the terms of GACN’s concessions the termination of its Ciudad Juarez concession would not affect the validity of its remaining airport concessions and that the Mexican federal government would be obligated to indemnify GACN against any monetary or other damages resulting from the termination of its Ciudad Juarez concession or a definitive resolution of the matter in favor of the plaintiffs, we cannot assure you that we would be so indemnified.
Tejocotal — Nuevo Necaxa Highway Litigation
On July 5, 2007, Rafael Francisco Alvarez Guzman initiated a lawsuit against us claiming damages for alleged effects to four bodies of water near the Nuevo Necaxa-Tejocotal highway to which the National Water Commission (Comision Nacional de Aguas), or CAN, has granted him a concession for 40 years, which damage allegedly prevented his use of the water for commercial purposes. The claimant sought monetary damages of Ps.2,792 million based on his inability to sell the water to Coca-Cola, with which he has alleged to have a contract. The claimant also seeks monetary damages of Ps.5,584 million on the same basis with respect to Akuaforest Enterprise, S.A. de C.V., or Akuaforest, of which the plaintiff purports to have nearly 100% ownership. Additionally, Akuaforest claims damages of Ps.1.778 million to facilities on its properties allegedly caused by us.

Our co-defendants in the case are the Ministry of Communications and Transportation and the Bridge and Highway Trust of the Gulf of Mexico. The case is currently pending service of process on of the Bridge and Highway Trust of the Gulf of Mexcio. We contest these claims, including on the basis that our participation in the project was in accordance with the terms the Ministry of Communications and Transportation set in the bidding rules and its instructions.
Environmental Matters
There are currently no material legal or administrative proceedings pending against us with respect to any environmental matter in Mexico or the United States.
B. DIVIDENDS
We did not pay dividends in respect of our ordinary shares in any year between 2000 and 2008 and do not anticipate paying dividends in 2009.
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
C. SIGNIFICANT CHANGES
Except as identified in this annual report on Form 20-F, no significant change in our financial condition has occurred since the date of the most recent audited consolidated financial statements contained in this annual report.
Item 9. The Offer and Listing
A. TRADING
Since April 9, 1992, our shares and the ADSs have been listed on the Mexican Stock Exchange and the NYSE, respectively. The ADSs have been issued by The Bank of New York as depositary. Each ADS represents four CPOs, issued by Banamex as the CPO trustee for a Mexican CPO trust. Each CPO represents an interest in one share held in the CPO trust.
The following table sets forth, for the five most recent full financial years, the annual high and low market prices for the ADSs on the New York Stock Exchange and the shares on the Mexican Stock Exchange.

	Mexican Stock		New York Stock
	Exchange		Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2004	26.10	16.74	9.80	6.08
2005(1)	29.40	22.50	10.80	8.36
2006	42.63	25.54	15.75	9.80
2007(2)	75.48	38.65	28.04	13.90
2008	73.33	14.04	27.65	4.26

(1)	Trading prices for our common stock and ADSs are stated on a post-reverse split basis. See “Item 3. Key Information.”

(2)	Trading prices of our ADSs in 2007 are stated after giving effect to the change in the ratio of CPOs to ADSs in August 2007. See “Item 3. Key Information.”

The following table sets forth, for the periods indicated, the reported high and low sales prices for our shares on the Mexican Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange.

	Mexican Stock		New York Stock
	Exchange		Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2007:
First Quarter	43.47	38.65	15.80	13.90
Second Quarter	54.73	41.03	20.33	15.03
Third Quarter	74.55	57.79	27.45	20.79
Fourth Quarter	75.48	63.50	28.05	23.02
2008:
First Quarter	73.33	59.87	26.99	22.06
Second Quarter	70.99	61.81	27.65	23.62
Third Quarter	66.17	29.50	26.04	10.59
Fourth Quarter	32.96	14.04	12.09	4.26
2009:
First Quarter	26.47	18.80	7.47	6.58
January	24.85	23.06	7.44	6.58
February	26.47	22.45	7.47	5.88
March	24.35	18.80	6.75	4.79
April	26.87	24.66	8.11	7.05
May	27.99	25.34	8.55	7.37
June (through June 10)	26.51	23.64	8.02	7.03
On December 12, 2005 we completed a one-for-six reverse stock split in which holders of our ordinary shares received newly issued ordinary shares at a ratio of six old ordinary shares for one new ordinary share. The ratio of ordinary shares and CPOs remained 1:1. Simultaneously with the reverse stock split applicably to our ordinary shares, we amended the terms of our ADSs such that the exchange ratio of CPOs to ADSs was changed to 12:1 from 6:1. The combination of these transactions resulted in the equivalent of a one-for-twelve reverse split for our ADSs. On August 30, 2007 we amended the terms of the deposit agreement relating to our ADSs such that the exchange ratio of ADSs to CPOs was changed from 1:12 to 1:4. The ratio of ordinary shares and CPOs remained 1:1. This transaction resulted in the equivalent of a 3:1 split of the ADSs only.
Our bylaws prohibit ownership of our shares by non-Mexican investors. As of March 31, 2009, 55.2% of our shares were represented by CPOs, and 13.0% of the CPOs were held by the depositary. As of March 31, 2009, 6.3% of our outstanding shares were represented by ADSs, and such ADSs were held by 50 holders with registered addresses in the United States. As of April 30, 2009, there were 492,832,252 shares outstanding.
As permitted by the Mexican Securities Market Law and the Rules promulgated by the Mexican Banking and Securities Commission, we may create a reserve fund from which we may repurchase our shares on the Mexican Stock Exchange at prevailing prices to the extent of funds remaining in this reserve account. We created this reserve account beginning in 1992. Any shares so repurchased will not be deemed to be outstanding for purposes of calculating any quorum or voting at a shareholders’ meeting during the period in which we own such shares. As of December 31, 1999, 2,570,000 shares had been repurchased. After 1999, we did not make any repurchases until October 9, 2008. On April 3, 2008, our shareholders approved the use of Ps. 750,530,992.30 for the repurchase reserve for the year 2008. Between October 2008 and March 25, 2009, we purchased 5,349,500 shares. On April 24, 2009, our shareholders approved the use of Ps.729,576,359.07 for the repurchase reserve for the year 2009. See “Item 10. Additional Information — Purchase by the Company of its Shares.”
Trading on the Mexican Stock Exchange
The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1894, it ceased operations in the early 1900s, and was reestablished in 1907. The Mexican Stock Exchange is organized as a public company. Member firms are exclusively authorized to trade on the floor of the Exchange. Trading on the Mexican Stock Exchange takes place exclusively through an automated inter-dealer quotation system known as SENTRA, which is open between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, each business day. Trading is performed electronically and is continuous. Trades in securities listed on the Mexican Stock Exchange can, subject to certain requirements, also be effected off the Exchange. Due primarily to tax considerations, however, most transactions in listed Mexican securities are effected through the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility. The suspension procedures will not apply to shares that are directly or indirectly (through ADSs or other equivalent instruments) quoted on a stock exchange outside Mexico. Settlement is effected two business days after a share transaction is effected on the Mexican Stock Exchange. Deferred settlement, even if by mutual agreement, is not permitted without the approval of the Mexican Banking and Securities Commission. Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval Institucion para el Deposito de Valores, S.A. de C.V., a privately owned central securities depositary that acts as a clearing house, depositary, custodian and registrar for Mexican Stock Exchange transactions, eliminating the need for the physical transfer of shares.

The Mexican Stock Exchange is one of Latin America’s largest exchanges in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets, and therefore subject to greater volatility.
As of December 31, 2008, 125 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange. In 2008, the ten most actively traded equity issues (excluding banks) represented approximately 75% of the total volume of equity issues traded on the Mexican Stock Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors. There is no formal over-the-counter market for securities in Mexico. The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.
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
Item 10. Additional Information
A. MEMORANDUM AND ARTICLES OF INCORPORATION
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

Voting Rights
Each share entitles the holder thereof to one vote at any meeting of our shareholders. Holders of CPOs are not entitled to vote the shares underlying such CPOs. Such voting rights are exercisable only by the CPO trustee, which is required to vote all such shares in the same manner as the holders of a majority of the shares that are not held in the CPO trust and that are voted at the relevant meeting. ADS holders are entitled only to the rights of CPO holders and thus are not entitled to exercise any voting rights with respect to the shares or to attend our stockholders’ meetings.
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
An ordinary general meeting must be held during the four months following the end of each fiscal year to consider the approval of the report of our Board of Directors regarding our performance and our consolidated financial statements and that of certain of our subsidiaries for the preceding fiscal year, to elect directors and to determine the allocation of the profits of the preceding year. At such ordinary general meeting, any shareholder or group of shareholders representing 10% or more of the outstanding shares has the right to appoint one director. The shareholders establish the number of directors at each annual ordinary general meeting.
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
Shareholders’ meetings may be called by the chairman of our Board of Directors, the chairman of Audit Committee or the chairman of the Corporate Practices, Finance and Planning Committee and must be called by any such chairman upon the written request of holders of at least 10% of our outstanding share capital. In addition, any such chairman shall call a shareholders’ meeting at the written request of any shareholder if no shareholders’ meeting has been held for two consecutive years or if the shareholders’ meetings held during such period have not considered the preceding year’s board of director’s report or our consolidated financial statements or have not the elected directors and determined their compensation. Notice of meetings must be published in a major newspaper in Mexico City. Meetings must be held in Mexico City. A proxy may represent a shareholder at a shareholders’ meeting.
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

Dividend Rights
At the annual ordinary general meeting, our Board of Directors submits to the shareholders for their approval our consolidated financial statements and of certain of our subsidiaries. Five percent of our net earnings must be allocated to a legal reserve fund, until such fund reaches an amount equal to at least 20% of our share capital. Additional amounts may be allocated to other reserve funds as the shareholders determine. The remaining balance, if any, of net earnings may be distributed as dividends on the shares. Cash dividends on the shares will be paid against surrender to us of the relevant dividend coupon registered in the name of the holder thereof.
Holders of CPOs are entitled to receive the economic benefits corresponding to the shares underlying the CPOs, at the time that we declare and pay dividends or make distributions to stockholders, and to receive the proceeds of the sale of such shares at the termination of the CPO trust agreement. The CPO trustee will distribute cash dividends and other cash distributions received by it in respect of the shares held in the CPO trust to the holders of the CPOs in proportion to their respective holdings, in each case in the same currency in which they were received. Dividends paid with respect to shares underlying the CPOs will be distributed to the holders (including the depositary) on the business day on which Indeval receives the funds on behalf of the CPO trustee.
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
The Bank of New York as depository, is required to convert, as soon as possible, into U.S. dollars, all cash dividends and other cash distributions denominated in Mexican pesos (or any other currency other than U.S. dollars) that it receives in respect of the deposited CPOs, and to distribute the amount received to the holders of American Depositary Receipts, or ADRs, in proportion to the number of ADSs evidenced by such holder’s ADRs without regard to any distinctions among holders on account of exchange restrictions or the date of delivery of any ADR or ADRs or otherwise. The amount distributed will be reduced by any amounts to be withheld by us, the CPO trustee and the depositary, including amounts on account of any applicable taxes and certain other expenses. If the depositary determines that in its judgment any currency other than U.S. dollars received by it cannot be so converted on a reasonable basis and transferred, the depositary may distribute such foreign currency received by it or in its discretion hold such foreign currency (without liability for interest) for the respective accounts of the ADR holders entitled to receive the same.
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
Certain Minority Rights
Mexican law includes a number of minority shareholder protections. These minority protections include provisions that permit:
•	holders of at least 10% of our outstanding share capital to vote (including in a limited or restricted manner) to call a shareholders’ meeting;

•	holders of at least 10% of our outstanding share capital to appoint one member of our Board of Directors;

•
holders of at least 5% of our outstanding share capital (represented by shares or CPOs) to bring an action against our directors, members of the Audit Committee and secretary of Board for violations of their duty of care or duty of loyalty, if

•	the claim covers all of the damage alleged to have been caused by us and not merely the damage suffered by the plaintiff, and

•	any recovery is for our benefit and not the benefit of the plaintiffs;
•
holders of at least 10% of our shares who are entitled to vote (including in a limited or restricted manner) at any shareholders’ meeting to request that resolutions, with respect to any matter on which were not sufficiently informed, be postponed; and

•	holders of at least 20% of our outstanding share capital to contest and suspend any shareholder resolution, subject to certain requirements under Mexican law.

Other Provisions
Duration
Our corporate existence under our bylaws is unlimited, but may be terminated by resolution of an extraordinary general meeting of shareholders.
Conflict of Interest
A shareholder must abstain from voting in a shareholders’ meeting on a transaction in which the shareholder’s interest conflicts with our interest. If the shareholder nonetheless votes, such shareholder may be liable for damages, but only if the transaction would not have been approved without the vote of such shareholder. In addition, any director who has a conflict of interest with us relating to a proposed transaction must disclose the conflict and refrain from voting on the transaction or may be liable for damages.
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

In addition, under the U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, as amended, including the proxy solicitation rules, the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from certain of the corporate governance requirements of the NYSE.
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
B. MATERIAL CONTRACTS
In the past two years, we have entered into the following material contracts:
•
a syndicated loan agreement for financing of U.S.$910 million for a construction line of credit and U.S.$80 million for a revolving line of credit (comprised of three related agreements), dated as of October 19, 2007, for the construction of the La Yesca hydroelectric project between West LB (as arranger) and CPH. The material terms of this agreement are described above under “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness — La Yesca Financing.”

•
a Ps.15,290 million lump-sum public works construction contract between the Directorate General of Transportation Works of Mexico City and Ingenieros Civiles Asociados S.A. de C.V., as leader of a joint venture, dated as of June 17, 2008, for Line 12 of the Mexico City metro system. The material terms of this agreement are described above under “Item 4. Information on the Company — Business Overview — Description of Business Segments — Construction — Civil Construction.”

C. EXCHANGE CONTROLS
Mexico has had a free market for foreign exchange since 1991 and the government has allowed the Mexican peso to float freely against the U.S. dollar since December 1994. We cannot assure you that the government will maintain its current foreign exchange policies. See “Item 3. Key Information — Exchange Rates.”
D. TAXATION
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
For purposes of Mexican taxation, a natural person is a resident of Mexico, among other circumstances, if he has established his home or his vital interests in Mexico. Under Mexican law, individuals are considered to have their core of vital interests in Mexico if more than 50% of their income in any calendar year is from Mexican sources, or if their main center of professional activity is located in Mexico. Natural persons that are employed by the Mexican government will be deemed to be a resident of Mexico, even if their center of vital interests is in another country. A legal entity is a resident of Mexico either if it has its principal place of business or its place of effective management in Mexico. If a non-resident has a permanent establishment in Mexico for tax purposes, all income attributable to such permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.
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
U.S. Tax Considerations
The gross amount of any dividends paid with respect to the shares represented by ADSs or CPOs generally will be includible in the gross income of a U.S. holder on the day on which the dividends are received by the CPO trustee (which will be the same date as the date of receipt by the Depositary) and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the CPO trustee. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. The Tax Treaty has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2008 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2009 taxable year.
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
Gain on the sale of CPOs by a non-resident holder will not be subject to any Mexican tax so long as (i) the transaction is carried out through the Mexican Stock Exchange or a securities market approved by the Mexican Ministry of Finance and Public Credit and (ii) the holder does not beneficially own and, within 24 months of the transaction, dispose of 10% or more of the capital stock of the CPO issuer. If these requirements are not met, the gain on the sale of CPOs or shares by a non-resident holder entity will be subject to a 5% Mexican withholding tax on the price obtained without any deductions allowed, if the transaction is carried out through the Mexican Stock Exchange and provided certain requirements set forth by the Mexican income tax law are complied with. Alternatively, the non-resident holder can choose to be subject to a 25% withholding rate on the gain obtained which gain should be calculated pursuant to Mexican income tax law provisions.
Gain on sales or other dispositions of CPOs or shares made in other circumstances generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor. However, under the Tax Treaty, a non-Mexican holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of CPOs or shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our capital stock (including ADSs) within the 12-month period preceding such sale or other disposition.
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

Other Mexican Taxes
There are no Mexican inheritance, gift, succession or value-added taxes applicable to the ownership, transfer or disposition of debentures, ADSs or CPOs by non-resident holders; provided, however, that gratuitous transfers of CPOs may in certain circumstances cause a Mexican federal income tax to be imposed upon the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-resident holders of debentures, ADSs or CPOs.
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
E. DOCUMENTS ON DISPLAY
The materials included in this annual report on Form 20-F, and exhibits thereto, may be inspected and copied at the Securities and Exchange Commission’s public reference room in Washington, D.C. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Securities and Exchange Commission maintains a Web site at http://www.sec.gov that contains reports and information statements and other information regarding us. The reports and information statements and other information about us can be downloaded from the Securities and Exchange Commission’s Web site.
Item 11. Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risk from changes in currency exchange rates and interest rates. From time to time, we assess our exposure and monitor our opportunities to manage these risks. We monitor our revenue and debt composition and perform market analysis to anticipate any interest rate changes.
Instruments for Trading Purposes and for Other-Than-Trading Purposes. At December 31, 2008, we had outstanding approximately Ps.43,380 million notional amount of derivative financial instruments for purposes other than trading and Ps.22,768 million notional amount of derivative financial instruments for trading (as classified according to generally accepted accounting principles). We enter into derivative financial instruments to hedge our exposure to interest rate and foreign currency exchange risk related to the financing for our construction projects. When the related transaction complies with all hedge accounting requirements, we designate the derivative as a hedging financial instrument (either as a cash flow hedge, a foreign currency hedge or a fair value hedge) at the time we enter into the contract. When we enter into a derivative for hedging purposes from an economic perspective, but such derivative does not comply with all the requirements established by generally accepted accounting standards to be hedging instruments, we designate the derivative as a trading instrument. Our policy is not to enter into derivative instruments for purposes of speculation. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies and Estimates.” There are no significant differences in the financial market risk to which our aggregated portfolios of instruments for trading purposes and those for other-than-trading purposes are exposed.
Interest Rate Risk
Interest Rate Sensitivity Analysis Disclosure
The below sensitivity analyses are based on the assumption of an unfavorable movement of basis points in interest rates, in the amounts indicated, applicable to each category of floating-rate financial liabilities. These sensitivity analyses covers all of our indebtedness and derivative financial instruments. We calculated our sensitivity by applying the hypothetical interest rate to our outstanding debt and adjusting accordingly for debt that is covered by our derivative financial instruments for such fluctuations.

At December 31, 2008, a hypothetical, instantaneous and unfavorable change of 100, 50 and 25 basis points in the interest rate applicable to floating-rate financial liabilities, including derivative financial instruments only if held for purposes other than trading, would have resulted in additional financing expense of approximately Ps.388 million, Ps.169 million and Ps.86 million per year, respectively. A hypothetical, instantaneous and unfavorable change of 100, 50 and 25 basis points in the interest rate applicable to floating-rate financial liabilities, including derivative financial instruments only if held for trading purposes, would have resulted in additional financing expense of approximately Ps.325 million, Ps.515 million and Ps.342 million per year, respectively. The reduction in effect of a 100 basis point change as compared to a 50 basis point change is because, at a 100 basis point change, a portion of the La Yesca hydroelectric project foreign currency exchange options would be cancelled due to a negative value.
Qualitative Information
Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2008, we had outstanding approximately Ps.18,095 million of indebtedness, of which 41% bore interest at fixed interest rates, and 59% bore interest at floating rates of interest. At December 31, 2007, we had outstanding approximately Ps.7,705 million of indebtedness, of which 57% bore interest at fixed interest rates and 43% bore interest at floating rates of interest. The interest rate on our variable rate debt is determined by reference to the London inter-bank offered rate and the TIIE.
We have entered into cash flow hedges, including with respect to foreign currency cash flow, and other trading derivative instruments for the terms of some of our long-term credit facilities with the objective of reducing the uncertainties resulting from interest rate fluctuations. See “—Risks Related to Our Operations — Our hedge contracts may not effectively protect us from financial market risks and may negatively affect our cash flow” and “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Derivative Financial Instruments.”
Foreign Currency Risk
Foreign Currency Sensitivity Analysis Disclosure
The sensitivity analyses below assume an instantaneous unfavorable fluctuation in exchange rates affecting the foreign currencies in which our indebtedness is denominated. These sensitivity analyses covers all of our foreign currency assets and liabilities, as well our derivative financial instruments. We calculated our sensitivity by applying the hypothetical change in the exchange rate to our outstanding debt denominated in a foreign currency and adjusting accordingly for debt that is covered by our derivative financial instruments for such fluctuation.
At December 31, 2008, a hypothetical, instantaneous and unfavorable 14.5% change in the currency exchange rate applicable to our indebtedness, including derivative financial instruments only if held for purposes other than trading (and not including debt covered by trading instruments), would have resulted in an estimated foreign exchange loss of approximately Ps.17 million, reflecting the increased value in Mexican pesos of our foreign currency denominated indebtedness. A hypothetical, instantaneous and unfavorable 14.5% change in the currency exchange rate applicable to our indebtedness, including derivative financial instruments only if held for trading purposes (and not including debt covered by other-than-trading instruments), would have resulted in an estimated foreign exchange loss of approximately Ps.618 million, reflecting the increased value in Mexican pesos of our foreign currency denominated indebtedness.
Qualitative Information
Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the dollar. As of December 31, 2008, approximately 35% of our consolidated revenues and 33% of our indebtedness were denominated in foreign currencies, mainly U.S. dollars. An appreciation of the Mexican peso relative to the U.S. dollar would decrease our dollar revenues when expressed in Mexican pesos. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods, due to the translation of the financial results of our foreign subsidiaries, such as Rodio Kronsa.The majority of revenues and expenses of Rodio Kronsa are denominated in euros, so we believe we have a natural hedge for our exposure to exchange rate risk associated with our euro-denominated contracts. Several of our subsidiaries have lesser exposure to the foreign currency risk because a higher percentage of their revenues are denominated in U.S. dollars.

At December 31, 2008 and 2007, approximately 24% and 47% respectively, of our construction backlog was denominated in foreign currencies and approximately 46% and 40%, respectively, of our accounts receivable were denominated in foreign currencies. As of December 31, 2008 and 2007, approximately 39% and 34%, respectively, of our consolidated financial assets were denominated in foreign currencies, with the balance denominated in Mexican pesos. In addition, as of December 31, 2008 and 2007, approximately 35% and 34%, respectively, of our indebtedness was denominated in foreign currencies. We estimate that approximately 62% of our consolidated costs, including the majority of our raw materials, a portion of our long-term indebtedness and a substantial portion of our purchases of machinery and day-to-day expenses, including employee compensation, are denominated in Mexican pesos. Decreases in the value of the Mexican peso relative to the U.S. dollar could increase the cost in Mexican pesos of our foreign currency denominated costs and expenses and, unless contracted in the same currency as the source of repayment (as is our policy), of the debt service obligations with respect to our foreign currency denominated indebtedness. A depreciation of the Mexican peso relative to the dollar could also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased, unless the source of repayment is in the same currency as the indebtedness (as is our policy). Beginning in the second half of 2008, the Mexican peso substantially depreciated against the U.S. dollar, falling 33% from July 2 to December 31, 2008.
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
We have entered into cash flow hedges, including with respect to foreign currency cash flow, and other trading derivative instruments for the terms of some of our long-term credit facilities with the objective of reducing the uncertainties resulting from exchange rate fluctuations. See “—Risks Related to Our Operations — Our hedging contracts may not effectively protect us from financial market risks and may negatively affect our cash flow” and “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Derivative Financial Instruments.”
Item 12. Description of Securities Other than Equity Securities
Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
(a) Disclosure Controls and Procedures
We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2008.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2008, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2008. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework.
Based on our assessment and those criteria, our management believes that our company maintained effective internal control over financial reporting as of December 31, 2008.
(c) Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting
Galaz, Yamazaki, Ruiz Urquiza, S.C. a member of Deloitte Touche Tohmatsu, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on management’s assessment of our internal control over financial reporting. That report appears directly below.
To the Board of Directors and Stockholders of Empresas ICA, S.A.B. de C.V.
We have audited the internal control over financial reporting of Empresas ICA, S.A.B. de C.V. and Subsidiaries (the “Company”), as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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
In our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company, and our report dated May 22, 2009 expressed an unqualified opinion on those financial statements based on our audit and the report of the other auditors and includes explanatory paragraphs regarding (1) the adoption of new financial reporting standards in 2008, (2) the nature and effect of differences between Mexican Financial Reporting Standards and accounting principles generally accepted in the United States of America, and (3) that our audit also comprehended the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 2 to such consolidated financial statements.
Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu.
C.P.C. Arturo Vargas Arellano
Mexico City, Mexico
May 22, 2009
(d) Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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

Item 16C. Principal Accountant Fees and Services
Audit and Non-Audit Fees
The following table sets forth the fees billed to us by our principal accounting firm, Galaz, Yamazaki, Ruiz Urquiza, S.C., member of Deloitte Touche Tohmatsu, and its affiliates, which we collectively refer to as Deloitte, during the fiscal years ended December 31, 2008 and 2007:

	Total Fees
	As of December 31,
	2008		2007
	(Millions of Mexican pesos)
Fees
Audit fees	Ps.	39.7	Ps.	33.1
Audit-related fees		4.7		4.2
Tax fees		2.1		0.8
All other fees		6.2		4.0

Total	Ps.	52.7	Ps.	42.1

The “audit fees” line item in the above table is the aggregate fees billed by Deloitte in 2008 and 2007 in connection with the audit of our annual consolidated financial statements, including an audit on our compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the review of our quarterly financial statements, the review of the financial statements of certain subsidiaries and other statutory audit reports.
“Audit related fees” include other fees billed by Deloitte in 2008 and 2007 for assurance and related services that are reasonably related to the performance of the audit or review of our annual consolidated financial statements and are not reported under “audit fees”.
“Tax fees” include fees billed by Deloitte in 2008 and 2007 for services related to tax compliance.
The “all other fees” line item in the above table is the aggregate fees billed by Deloitte related to transfer pricing analysis, Mexican social security and other advice. In 2007, all other fees were related to the review of the prospectus for an equity offering.
Audit Committee Pre-Approval Policies and Procedures
Our Audit Committee approves all audit, audit-related services, tax services and other services provided by Deloitte. Any services provided by Deloitte that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement, subject to a de minimus exception allowing approval for certain services before completion of the engagement. In 2008, none of the fees paid to Deloitte were approved pursuant to the de minimus exception.
Item 16D. Exemptions from the Listing Standards for Audit Committees
None.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The table below sets forth, for the periods indicated, the total number of shares of Empresas ICA, S.A.B. de C.V. purchased by us or on our behalf, or by an affiliated purchaser or on behalf of an affiliated purchaser, the average price paid per share, the total number of shares purchased as a part of a publicly announced repurchase plan or program and the maximum number (or approximate value) of shares that may yet be purchased under our plans and programs.

Approximate
			Total Number of	Dollar Value of
			Shares Purchased	Shares that May
			as Part of Publicly	Yet be Purchased
	Total Number of	Average Price	Announced Plans	Under the Plans
	Shares Purchased	Paid per Share	or Programs	or Programs
2008
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	3,355,000	18.13	3,355,000	54,135,976
November 1-30	915,000	17.26	915,000	50,319,465
December 1-31	708,000	18.79	708,000	48,271,887

Total	4,978,000	—	4,978,000	—

PART III
Item 17. Financial Statements
The Registrant has responded to Item 18 in lieu of this Item.
Item 18. Financial Statements
Reference is made to pages F-1 to F-74 of this annual report.
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

4.7
Common Agreement dated as of October 19, 2007 among Constructora de Proyectos Hidroelectricos, S.A. de C.V., as borrower, WestLB AG, New York Branch, as intercreditor agent, the working capital facility lenders from time to time party thereto, the construction facility lenders from time to time party thereto, WestLB AG, New York Branch, as working capital administrative agent, WestLB AG, New York Branch, as construction facility administrative agent, Citibank N.A., as offshore collateral agent, Banco Nacional de Mexico, S.A., Integrante del Grupo Financiero Banamex, as onshore collateral agent, and the other lenders and lender representatives from time to time party thereto (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2008) (File No. 1-11080).

4.8
Construction Facility Credit Agreement dated as of October 19, 2007 among Constructora de Proyectos Hidroelectricos, S.A. de C.V., as borrower, the several construction facility lenders from time to time parties thereto and WestLB AG, New York Branch, as construction facility administrative agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2008) (File No. 1-11080).

4.9
Working Capital Facility Credit Agreement dated as of October 19, 2007 among Constructora de Proyectos Hidroelectricos, S.A. de C.V., as borrower, the several working capital facility lenders from time to time parties thereto and WestLB AG, New York Branch, as working capital facility administrative agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2008) (File No. 1-11080).

4.10
Lump-Sum Public Works Construction Contract (English translation) dated as of June 17, 2008 by and between the Government of the Federal District through the Directorate General of Transportation Works and Ingenieros Civiles Asociados, S.A. de C.V., as leader of a joint venture.*

8.1	Significant subsidiaries.*

11.1	Code of Ethics (English translation) as amended on January 26, 2009.*

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of Galaz, Yamazaki, Ruiz Urquiza, S.C.*

15.2	Consent of Galaz, Yamazaki, Ruiz Urquiza, S.C.*

15.3	Consent of Mancera. S.C.*

*	Filed herewith.
Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to our long-term debt, none of which authorizes securities or results in an incurrence of debt in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the SEC requests.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Empresas ICA, S.A.B. de C.V.
By:	/s/ Jose Luis Guerrero Alvarez
	Name:	Jose Luis Guerrero Alvarez
	Title:	Chief Executive Officer
Date: June 12, 2009

INDEX TO FINANCIAL STATEMENTS
Consolidated Financial Statements of Empresas ICA, S.A.B. de C.V. and
Subsidiaries

Report of Independent Registered Public Accounting
Firm to the Board of Directors and Stockholders of
Empresas ICA, S. A. B. de C. V.:
We have audited the accompanying consolidated balance sheets of Empresas ICA, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations and changes in stockholders’ equity for each of the three years ended December 31, 2008, 2007 and 2006, of cash flows for the year ended December 31, 2008, and of changes in financial position for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We did not audit the consolidated financial statements of certain subsidiaries, which statements reflect total assets constituting 10% and 12%, respectively, of consolidated total assets as of December 31, 2008 and 2007, and total revenues constituting 30%, 36% and 35% of consolidated total revenues for the years ended December 31, 2008, 2007 and 2006, respectively. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such companies, is based solely on the report of such other auditors.
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
As mentioned in Note 3a, beginning January 1, 2008 the Company adopted the following financial reporting standards: B-2, Statement of Cash Flows; B-10, Effects of Inflation and B-15, Translation of a Foreign Currency, issued by the Board for Research and Development of Financial Information Standards, which became effective since that date.
In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Empresas ICA, S.A.B. de C.V. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and changes in their stockholders’ equity for each of the three years ended December 31, 2008, 2007 and 2006, of their cash flows for the year ended December 31, 2008, and of changes in their financial position for the years ended December 31, 2007 and 2006, in conformity with Mexican Financial Reporting Standards (“MFRS”).
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
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 22, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu
C. P. C. Arturo Vargas Arellano
May 22, 2009

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Mexican pesos)

	Millions of
	U.S. Dollars
	(Convenience
	Translation Note 2)
	December 31,	December 31,
	2008	2008		2007
ASSETS:
Cash and cash equivalents (Note 4)	$329	Ps.	4,555,826	Ps.	6,575,218
Restricted cash (Note 4)	75		1,031,600		296,350
Customers (Note 5)	649		8,973,856		6,934,896
Other receivables, net (Note 7)	116		1,600,474		1,072,586
Inventories, net (Note 8)	55		756,196		557,546
Real estate inventories (Note 9)	181		2,503,284		1,453,843
Advances to subcontractors and other	110		1,519,277		683,259

Current assets	1,515		20,940,513		17,573,698

Restricted cash (Note 4)	27		378,921		224,647
Non-current receivables, net	33		462,356		106,944
Customers (Note 5)	216		2,990,808		122,563
Real estate inventories (Note 9)	120		1,665,889		948,015
Investment in concessions, net (Note 10)	1,367		18,904,110		14,296,789
Investment in associated companies (Note 11)	18		246,291		213,532
Property, plant and equipment, net (Note 12)	248		3,426,575		1,503,032
Other assets, net (Note 13)	222		3,061,356		1,196,187

Total assets	$3,766	Ps.	52,076,819	Ps.	36,185,407

(Continued)
The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Mexican pesos)

	Millions of
	U.S. Dollars
	(Convenience
	Translation Note 2)
	December 31,	December 31,
	2008	2008		2007
LIABILITIES:
Notes payable (Note 14)	$282	Ps.	3,897,029	Ps.	1,526,772
Current portion of long-term debt (Note 18)	20		273,422		188,560
Trade accounts payable	244		3,378,071		2,599,513
Income taxes and statutory employee profit sharing	22		300,742		184,884
Accrued expenses and other (Note 15)	251		3,469,533		2,778,255
Provisions (Note 16)	39		544,926		513,569
Advances from customers	214		2,954,150		1,032,809

Current liabilities	1,072		14,817,873		8,824,362

Long-term debt (Note 18)	1,007		13,924,518		5,990,094
Deferred statutory employee profit sharing (Note 24)	1		14,006		80,877
Deferred income taxes (Note 20)	149		2,067,538		1,536,747
Derivative financial instruments (Note 17)	178		2,460,663		—
Other long-term liabilities	42		582,764		890,189

Total liabilities	2,449		33,867,362		17,322,269

Commitments and contingencies (Note 21)

STOCKHOLDERS’ EQUITY (Note 22):
Common stock: no par 493,203,752 and 498,029,907 shares issued and outstanding (2008 and 2007, respectively)	493		6,833,873		6,901,841
Restatement of common stock	—		—		475,882
Additional paid-in capital	443		6,122,394		6,345,236
Reserve for repurchase of shares	53		729,577		750,531
Retained earnings (accumulated deficit)	87		1,197,059		(7,347)
Excess from restatement of capital	—		—		14,411
Cumulative translation effects of foreign subsidiaries	(4)		(52,425)		15,542
Valuation of financial instruments	(33)		(464,692)		5,160

Majority stockholders’ equity	1,039		14,365,786		14,501,256
Minority interest in consolidated subsidiaries (Note 23)	278		3,843,671		4,361,882

Total stockholders’ equity	1,317		18,209,457		18,863,138

Total liabilities and stockholders’ equity	$3,766	Ps.	52,076,819	Ps.	36,185,407

(Concluded)
The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Thousands of Mexican pesos , except per share data)

	Millions of
	U.S. Dollars
	(Convenience
	Translation Note 2)
	Year Ended
	December 31,	Year Ended December 31,
	2008	2008		2007		2006
Revenues:
Construction	$1,546	Ps.	21,385,983	Ps.	17,673,993	Ps.	19,080,107
Real estate, concessions and other	424		5,857,040		4,815,026		3,633,576

Total revenues	1,970		27,243,023		22,489,019		22,713,683

Costs:
Construction	1,402		19,395,660		15,832,827		17,152,305
Real estate, concessions and other	258		3,562,641		3,102,275		2,271,861

Total costs	1,660		22,958,301		18,935,102		19,424,166

Gross profit	310		4,284,722		3,553,917		3,289,517
Selling, general and administrative expenses	166		2,296,506		2,003,509		1,585,977

Operating income	144		1,988,216		1,550,408		1,703,540

Other (income) expense, net (Note 24)	(5)		(70,419)		(22,706)		87,673
Comprehensive financing cost, net (Note 25):
Interest expense	74		1,024,968		957,963		732,852
Interest income	(31)		(429,633)		(526,431)		(525,160)
Exchange gain, net	(11)		(153,250)		(86,957)		(37,392)
Loss (gain) from monetary position	—		—		33,463		(1,471)
Effects of valuation of financial instruments	2		28,570		41,492		—

	34		470,655		419,530		168,829

Share in loss (income) of associated companies (Note 11)	31		432,607		(10,828)		(22,438)

Income before income taxes	84		1,155,373		1,164,412		1,469,476
Income taxes (Note 20)	27		369,660		1,949,263		397,742

Consolidated net income (loss)	$57	Ps.	785,713	Ps.	(784,851)	Ps.	1,071,734

Net income (loss) of majority interest	$33	Ps.	452,885	Ps.	(874,427)	Ps.	716,398
Net income of minority interest	24		332,828		89,576		355,336

Consolidated net income (loss)	$57	Ps.	785,713	Ps.	(784,851)	Ps.	1,071,734

Earnings (loss) per share:
Income (loss) of majority interest	$0.07	Ps.	0.91	Ps.	(2.02)	Ps.	1.77
Weighted average shares outstanding (000’s)	497,263		497,263		432,198		404,182
The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A.B.DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(In thousands of Mexican pesos except for share data) (Notes 22 and 23)

	Common Stock					Additional		Reserve for
		Amount				Paid-in		Repurchase
	Shares	Value		Restatement		Capital		of Shares

Balance at December 31, 2006	402,657,260	Ps.	5,628,294	Ps.	684,484	Ps.	1,742,358	Ps.	634,230
Inflation restatement factor effect	—		—		(26,582)		(7,336)		—
Application of earnings from prior years	—		—		(179,804)		(46,021)		42,301
Decrease in minority interest	—		—		—		—		—
Issuance of common stock	2,520,219		16,711		1,170		76,099		—
Comprehensive income (loss):
Net income for the year	—		—		—		—		—
Translation effects of foreign subsidiaries	—		—		—		—		—
Gain from holding non monetary assets	—		—		—		—		—

Comprehensive income (loss)	—		—		—		—		—

Balance at December 31, 2006	405,177,479		5,645,005		479,268		1,765,100		676,531
Inflation restatement factor effect	—		—		(28,201)		(8,127)		—
Application of earnings from prior years	—		—		—		(34,183)		74,000
Decrease in minority interest (Note 23)	—		—		—		—		—
Issuance of common stock	92,852,428		1,256,836		24,815		4,622,446		—
Effect from acquisition of minority interest	—		—		—		—		—
Comprehensive (loss) income:	—		—		—		—		—
Net (loss) income for the year	—		—		—		—		—
Translation effects of foreign subsidiaries	—		—		—		—		—
Effect of valuation of derivative financial instruments	—		—		—		—		—
Gain from holding non monetary assets	—		—		—		—		—

Comprehensive (loss) income	—		—		—		—		—

Balance at December 31, 2007	498,029,907		6,901,841		475,882		6,345,236		750,531
Application of earnings from prior years	—		—		(475,882)		(231,801)		—
Decrease in minority interest (Note 23)	—		—		—		—		—
Issuance of common stock	151,845		1,007		—		8,959		—
Repurchase of shares	(4,978,000)		(68,975)		—		—		(20,954)
Effect from acquisition of minority interest	—		—		—		—		—
Comprehensive income (loss):	—		—		—		—		—
Net income for the year	—		—		—		—		—
Translation effects of foreign subsidiaries	—		—		—		—		—
Effect of valuation of derivative financial instruments	—		—		—		—		—

Comprehensive income (loss)	—		—		—		—		—

Balance at December 31, 2008	493,203,752	Ps.	6,833,873	Ps.	—	Ps.	6,122,394	Ps.	729,577

(Continued)

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(In thousands of Mexican pesos except for share data) (Note 22 and 23)

			Excess		Cumulative
	Retained		(Insufficiency)		Translation				Minority
	Earnings		From		Effects of		Valuation of		Interest in		Total
	(Accumulated		Restatement of		Foreign		Financial		Consolidated		Stockholders’
	Deficit)		Common Stock		Subsidiaries		Instruments		Subsidiaries		Equity

Balance at December 31, 2006	Ps.	754,459	Ps.	(193,971)	Ps.	33,796	Ps.	—	Ps.	4,695,085	Ps.	13,978,735
Inflation restatement factor effect		(5,825)		674		—		—		(19,770)		(58,839)
Application of earnings from prior years		25,645		157,879		—		—		—		—
Decrease in minority interest		—		—		—		—		(305,023)		(305,023)
Issuance of common stock		(8,766)		—		—		—		—		85,214
Comprehensive income (loss):
Net income for the year		716,398		—		—		—		355,336		1,071,734
Translation effects of foreign subsidiaries		—		—		(25,778)		—		—		(25,778)
Gain from holding non monetary assets		—		1,346		—		—		—		1,346

Comprehensive income (loss)		716,398		1,346		(25,778)		—		355,336		1,047,302

Balance at December 31, 2006		1,481,911		(34,072)		8,018		—		4,725,628		14,747,389
Inflation restatement factor effect		(9,940)		160		—		—		(21,761)		(67,869)
Application of earnings from prior years		(74,000)		34,183		—		—		—		—
Decrease in minority interest (Note 23)		—		—		—		—		(431,561)		(431,561)
Issuance of common stock		—		—		—		—		—		5,904,097
Effect from acquisition of minority interest		(530,891)		—		—		—		—		(530,891)
Comprehensive (loss) income:
Net (loss) income for the year		(874,427)		—		—		—		89,576		(784,851)
Translation effects of foreign subsidiaries		—		—		7,524		—		—		7,524
Effect of valuation of derivative financial instruments		—		—		—		5,160		—		5,160
Gain from holding non monetary assets		—		14,140		—		—		—		14,140

Comprehensive (loss) income		(874,427)		14,140		7,524		5,160		89,576		(758,027)

Balance at December 31, 2007		(7,347)		14,411		15,542		5,160		4,361,882		18,863,138
Application of earnings from prior years		722,094		(14,411)		—		—		—		—
Decrease in minority interest (Note 23)		—		—		—		—		(670,585)		(670,585)
Issuance of common stock		—		—		—		—		—		9,966
Repurchase of shares		—		—		—		—		—		(89,929)
Effect from acquisition of minority interest		29,427		—		—		—		—		29,427
Comprehensive income (loss):
Net income for the year		452,885		—		—		—		332,828		785,713
Translation effects of foreign subsidiaries		—		—		(67,967)		—		—		(67,967)
Effect of valuation of derivative financial instruments		—		—		—		(469,852)		(180,454)		(650,306)

Comprehensive income (loss)		452,885		—		(67,967)		(469,852)		152,374		67,440

Balance at December 31, 2008	Ps.	1,197,059	Ps.	—	Ps.	(52,425)	Ps.	(464,692)	Ps.	3,843,671	Ps.	18,209,457

(Concluded)
The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES
STATEMENT OF CASH FLOWS
Year Ended December 31, 2008
(Indirect Method)
(Thousands of Mexican pesos)

	Millions of
	U.S. Dollars
	(Convenience
	Translation Note 2)
	Year Ended
	December 31,	December 31,
	2008	2008

Operating activities:
Income before income taxes	$84	Ps.	1,155,373
Items related to investing activities:
Depreciation and amortization	69		954,020
Gain on sale of property, plant and equipment	(1)		(10,611)
Share in loss of associated companies	31		432,607
Items related to financing activities:
Interest expense	87		1,203,388
Unpaid exchange loss	35		485,188

	305		4,219,965

Changes in operating assets and liabilities:
Customers	(335)		(4,640,457)
Inventories and other assets	(128)		(1,766,443)
Real estate inventories	(126)		(1,744,916)
Other receivables	(150)		(2,074,626)
Trade accounts payable	15		202,697
Advances from customers	139		1,920,195
Other current liabilities	7		103,669

Net cash used in operating activities:	(273)		(3,779,916)

Investing activities:
Investment in machinery and equipment	(134)		(1,860,397)
Sale of machinery and equipment	4		60,826
Investment in associated companies	(39)		(532,694)
Investment in concessions and other long-term assets	(151)		(2,070,844)
Dividends received	—		2,826

Net cash used in investing activities:	(320)		(4,400,283)

Cash to obtain from financing activities	(593)		(8,180,199)

Financing activities:
Proceeds from long-term debt	553		7,650,092
Payments of long-term debt	(40)		(556,241)
Payments under leasing agreements	(2)		(25,324)
Interest paid	(83)		(1,141,848)
Increase in common stock	1		9,966
Derivative financial instruments	147		2,032,964
Repurchase of shares	(7)		(89,929)
Decrease in minority interest	(48)		(660,235)

Net cash provided by financing activities:	521		7,219,445

(Continued)

	Millions of
	U.S. Dollars
	(Convenience
	Translation Note 2)
	Year Ended
	December 31,
	2008	2008

Net decrease in cash and cash equivalents	(72)		(960,754)

Effect of exchange rate changes on cash	(11)		(169,114)

Cash and cash equivalents at beginning of period (restricted cash included of Ps. 520,997)	514		7,096,215

Cash and cash equivalents at the end of period (restricted cash included of Ps. 1,410,521)	$431	Ps.	5,966,347

Additional information:
During the year ended December 31, 2008, the Company paid income taxes of Ps. 273,503, and acquired fixed assets through leasing agreements and other financing agreements for Ps. 593,518.
(Concluded)
The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Thousands of Mexican pesos)

	Year Ended December 31,
	2007		2006
OPERATING ACTIVITIES:
Consolidated net (loss) income	Ps.	(784,851)	Ps.	1,071,734
Add (deduct) non-cash items:
Depreciation and amortization		698,316		864,785
Deferred income tax		1,754,698		209,709
Loss on sale of property, plant and equipment and concessions		667		14,690
Share in income of associated companies, (net of dividends received in 2007 and 2006)		(6,595)		(15,212)
Gain on sale of investments in shares		(6,913)		(11,856)
Labor obligations		55,654		43,153
Increase in provisions for long-term liabilities		(42,228)		(429,033)

		1,668,748		1,747,970

Changes in operating assets and liabilities:
Customers		8,358,540		(3,842,945)
Advances from customers		(960,128)		253,828
Other receivables and other current assets		(19,632)		(598,448)
Inventories		(170,198)		(240,622)
Real estate inventories		(639,748)		(754,783)
Trade accounts payable		(208,912)		731,823
Other current liabilities		284,240		293,954

Net resources generated by (used in) operating activities		8,312,910		(2,409,223)

(Continued)

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Thousands of Mexican pesos)

	Year Ended December 31,
	2007		2006
FINANCING ACTIVITIES:
Net change in notes payable		1,722,209		2,179,951
Proceeds from long-term debt		2,285,164		1,042,042
Derivative financial instruments		52,323		25,406
Effects of inflation and exchange rates on long-term debt		(537,383)		(326,166)
Repayments of long-term debt		(9,768,319)		(283,949)
Issuance of common stock of majority interest, net of issuance expenses for Ps. 189,371 and Ps. 8,766 in 2007 and 2006, respectively		5,904,097		85,214
Decrease in minority interest		(685,402)		(292,464)
Other		(242,314)		146,901

Net resources (used in) generated by financing activities		(1,269,625)		2,576,935

INVESTING ACTIVITIES:
Investment in property, plant and equipment		(478,359)		(859,155)
Investment in concessions		(4,531,346)		(58,802)
Investment in associated companies		(205,766)		106,337
Proceeds from sale of property, plant and equipment		70,469		(644,801)
Loan due to affiliated company		(48,020)		(150,002)
Proportional consolidation effect		—		238,945
Proceeds from sale of investments in associated companies		23,975		10,337
Other assets		(383,632)		(187,535)

Net resources used in investing activities		(5,552,679)		(1,544,676)

Net increase (decrease) in cash and cash equivalents		1,490,606		(1,376,964)
Effects of inflation and exchange rate changes on cash		(10,884)		(18,581)
Cash, restricted cash and cash equivalents at beginning of period		5,616,493		7,012,038

Cash, restricted cash and cash equivalents at end of period	Ps.	7,096,215	Ps.	5,616,493

(Concluded)
The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(Thousands of Mexican pesos, except as otherwise indicated)
1. Nature of Business
Empresas ICA, S.A.B. de C.V. (“ICA” or, together with its subsidiaries, “the Company”) is a holding company, the subsidiaries of which are engaged in a wide range of construction and related activities including the construction of infrastructure facilities as well as industrial, urban and housing construction, for both the Mexican public and private sectors. ICA’s subsidiaries are also involved in the construction, maintenance and operation of highways, bridges and tunnels granted by the Mexican government and foreign governments under concessions. Through its subsidiaries and affiliates, the Company also manages and operates airports and municipal services under concession arrangements. In addition, some of ICA’s subsidiaries are engaged in real estate and housing development.
At the Stockholders’ Extraordinary and Ordinary Meeting on September 12, 2006, the stockholders agreed to change the Company’s corporate denomination to comply with the provisions of the Mexican Securities Law, under which the Company’s organization as a public corporation with variable capital must be stated, as represented by the abbreviation “S.A.B. de C.V.”.
Significant events
In March 2008, ICA acquired, for Ps. 912 million, all of the equity of Consorcio del Mayab, S.A. de. C.V. (“Consorcio del Mayab” or the “Mayab Consortium”), which holds the concession for the Kantunil — Cancún tollroad that connects the cities of Mérida and Cancun. In 1990, the Mayab Consortium was awarded a concession to construct, exploit, and maintain the 241.5 kilometer highway that connects those cities in the states of Yucatán and Quintana Roo, respectively. The term of the concession is for 30 years and expires in December 2020. ICA consolidates the investment in its consolidated financial statements, including debt totaling Ps. 2,133 million. The long-term debt matures in 2019 and 2020, and will be repaid from toll revenues generated by the concession (see Note 2.g).
In September and October 2007, ICA carried out a global primary placement of 90 million shares for a total amount of Ps.5,850,333 (nominal value). 60% of these shares were placed with institutional investors abroad, through an offering that was registered under the U.S. Securities Act of 1933, while the remaining 40% were placed on the Mexican market.
In September 2007, ICA contributed Ps. 3,118,000 (nominal value) to its associated company Red de Carreteras de Occidente, S. de R.L. de C.V. (“RCO”), corresponding to the payment of the first package of the concessioned highways of the Fideicomiso de Apoyo para el Rescate de Autopistas Concesionadas (“FARAC”) in a public bidding process of the Mexican Government (see Note 10.d).
On October 1, 2007, the Business Flat Tax Law (“IETU Law”) was enacted and went into effect on January 1, 2008. In addition, the Tax Benefits Decree and the Third Omnibus Tax Bill were published on November 5 and December 31, 2007, respectively, clarifying or expanding the transitory application of the law regarding transactions carried out in 2007 that will have an impact in 2008. The Business Flat Tax (“IETU”) applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the IETU Law, less certain authorized deductions. IETU payable is calculated by subtracting certain tax credits from the tax determined. Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008. The IETU rate was 16.5% in 2008 and will be 17% in 2009 and 17.5% thereafter. The Asset Tax (“IMPAC”) Law was repealed upon enactment of the IETU Law; however, under certain circumstances, IMPAC paid in the ten years prior to the year in which income tax (“ISR”) is paid may be refunded, according to the terms of the law. In addition, as opposed to ISR, the parent and its subsidiaries will incur IETU on an individual basis.
ICA’s subsidiaries identified the tax they expect to incur in future years, determining that some subsidiaries expect to pay ISR while others expect to pay IETU. Therefore, the deferred ISR of those subsidiaries that will pay IETU was eliminated and the corresponding deferred IETU liability was recognized. At December 31, 2007, the corresponding effect was a credit to the deferred IETU liability of Ps. 1,536,747, a debit to income taxes in the statement of operations of Ps. 1,535,653 and a debit to comprehensive loss of Ps. 1,094.
2. Basis of Presentation and Principles of Consolidation
a. Basis of Presentation

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
Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2008 and for the year then ended have been translated into U.S. dollar amounts at the rate of 13.8320 pesos per U.S. dollar, the noon buying rate for pesos on December 31, 2008 as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.
b. Monetary Unit of the Financial Statements
The consolidated financial statements and notes as of December 31, 2008, and for the year then ended, include balances and transactions denominated in Mexican pesos of different purchasing power, while those as of December 31, 2007 and for each of the two years in the period then ended are presented in Mexican pesos of purchasing power of December 31, 2007.
c. Classification of Costs and Expenses
Costs and expenses presented in the consolidated statements of operations were classified according to their function due to the various business activities of the subsidiaries. Consequently, cost of sales is presented separately from other costs and expenses.
d. Income from Operations
Income from operations is the result of subtracting cost of sales and general expenses from net sales. While NIF B-3, Statement of Income, does not require inclusion of this line item in the consolidated statements of operations, it has been included for a better understanding of the Company’s economic and financial performance.
e. Comprehensive Income (Loss)
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
f. Principles of Consolidation
Financial statements of those companies in which ICA owns more than 50% of the capital stock with voting rights or owns less than 50% of such capital stock but effectively controls such entity are consolidated within the financial statements. The assets, liabilities, revenues, costs and expenses of companies or associations subject to contractually agreed joint control are included in the consolidated financial statements using proportionate consolidation in accordance with International Accounting Standard No. 31, Interests in Joint Ventures, supplementally applied pursuant to NIF A-8, Supplemental Standards. The principal subsidiaries that are proportionately consolidated are: Rodio Cimentaciones, S.A.; Kronsa Internacional, S.A.; Viabilis Infraestructura, S.A. de C.V.; Servicios de Agua de Querétaro, S.A. de C.V.; Constructora Nuevo Necaxa Tihuatlán, S.A. de C.V and Autovía Nuevo Necaxa Tihuatlán, S.A. de C.V.

The financial statements of the companies that are included in these consolidated financial statements and have a fiscal year-end other than December 31 are converted to a December 31 year-end, except for the financial statements of Rodio Cimentaciones, S.A. and Kronsa Internacional, S.A., which are consolidated with an October 31 year-end. All intercompany balances and transactions have been eliminated in consolidation.
The principal consolidated subsidiaries are as follows:

	Direct and Indirect
	Ownership Percentage
Subsidiary	2008	2007	Activity
	%	%
Sub-Holding:
Constructoras ICA, S.A. de C.V.	100	100	Construction
Controladora de Empresas de Vivienda, S.A. de C.V.	100	100	Housing development
Controladora de Operaciones de Infraestructura, S.A. de C.V.	100	100	Concessions
Operating:
Ingenieros Civiles Asociados, S.A. de C.V.	100	100	Heavy and urban construction
Constructora Internacional de Infraestructura, S. A. de C.V. (“CIISA”)	75	75	Construction of the El Cajón hydroelectric plant

ICA Fluor Daniel, S. de R.L. de C.V.	51	51	Industrial construction
ICA Panamá, S.A.	100	100	Highway concessions
Grupo Aeroportuario del Centro Norte, S.A.B. de C. V. (“GACN”) (1)	58	56	Managing and operating airport concessions

Constructora Hidroeléctrica La Yesca, S.A. de C.V. (“La Yesca”)	67	67	Construction of the La Yesca hydroelectric plant

(1)
As of December 31, 2008 and 2007, the Company directly holds 54.05 and 51.61%, respectively, and exercises control of GACN. Through its control of SETA, the Company indirectly holds an additional 4.26% interest in GACN for a total of 58.31% and 55.87% as of December 31, 2008 and 2007, respectively.

g. Acquisition of Subsidiaries
As discussed in Note 1, in March 2008, ICA acquired all of the stock of Consorcio del Mayab. The financial statements, after assigning the cost of the business acquisition to the assets acquired and the liabilities assumed as of the acquisition date, based on their fair value, are as follows:

	Balances as of
	March 1, 2008

Current assets and others	Ps.	526,134
Investment in concessions(1)		2,915,893

Total assets		3,442,027

Current liabilities		261,679

Long-term debt		2,268,718

Total liabilities		2,530,397

Net assets acquired	Ps.	911,630

(1)
The Ps. 912 million paid, which includes direct expenses attributable to the acquisition, was lower than the fair value of the acquired net assets. The excess of the fair value over the cost of the acquired net assets generated in this transaction for Ps. 131 million was applied by reducing the investment in concessions as established in Bulletin B-7, Business Acquisitions.

Condensed financial information of Consorcio del Mayab from January 1 to February 29, 2008, and for the year ended December 31, 2007 is as follows:

	2008	2007
	(Unaudited)	(Unaudited)

Revenues	$65,546	$385,707

Income from operations	56,624	182,365

Net income	14,434	46,117
Pro forma condensed financial information of ICA including Consorcio del Mayab, for the years ended December 31, 2008 and 2007 is as follows:

	2008	2007

Revenues	$27,308,569	$22,874,726

Income from operations	2,044,840	1,732,772

Consolidated net income (loss)	800,147	(738,735)

Net income (loss) of majority interest	467,319	(828,311)

Earnings (loss) per share of majority interest	0.94	(1.92)
h. Translation of Financial Statements of Foreign Subsidiaries
To consolidate financial statements of foreign subsidiaries, the accounting policies of the foreign entity are converted to MFRS using the currency in which transactions are recorded except for the application of NIF B-10, Effects of Inflation, when the foreign entity operates in an inflationary environment, since this NIF applies to financial statements that have been measured using the functional currency. The financial statements are subsequently translated to Mexican pesos considering the following methodology in a non — inflationary economy:
In 2008, foreign operations whose functional currency is the same as the currency in which transactions are recorded translate their financial statements using the following exchange rates: i) the closing exchange rate in effect at the balance sheet date for assets and liabilities; and ii) historical exchange rates for stockholders’ equity, revenues, costs and expenses. Through 2007, the financial statements of foreign subsidiaries that operated independently of the Company in terms of finances and operations recognized the effects of inflation of the country in which they operate and were then translated to Mexican pesos using the closing exchange rate in effect at the balance sheet date. In both 2008 and 2007, translation effects are recorded in stockholders’ equity.
i. Reclassifications
Certain captions of the consolidated financial statements as of December 31, 2007 have been reclassified to conform to the presentation of the 2008 consolidated financial statements. Trade accounts receivables for Ps. 1,181,185, Contract receivables for Ps. 2,038,398 and Cost and estimated earnings in excess of billings on uncompleted contracts for Ps. 3,715,313, which were presented in separate captions as of December 31, 2007, were reclassified as of December 31, 2008 to be included in the caption Customers for presentation purposes only.
Cost and estimated earnings in excess of billings on uncompleted contracts (long-term) of Ps. 122,563, presented as of December 31, 2007 as part of Non-current receivables, was reclassified to the caption Customers (long-term) for presentation purposes. Additionally, Translation effects of foreign subsidiaries of Ps. (39,091) and Valuation of financial instruments of Ps. 5,069 included as of December 31, 2007 in the caption of Excess (insufficiency) in stockholders’ equity were separated into their own accounts for presentation purposes.

3. Summary of Significant Accounting Policies
a.	Accounting Changes

Beginning January 1, 2008, the Company adopted the following new NIFs and Interpretations to the Financial Reporting Standards (“INIFs) mentioned below:
•
NIF B-2, Statement of Cash Flows (NIF B-2) — Supersedes Bulletin B-12, Statement of Changes in Financial Position, and requires the presentation of a statement of cash flow using either the direct or the indirect method; the Company elected the indirect method. The statement of cash flows is presented in nominal pesos. According to NIF B-2, this accounting change should be recognized prospectively; consequently, the Company presents a statement of cash flows for 2008 and a statement of changes in financial position for 2007 and 2006.

•
NIF B-10, Effects of Inflation (NIF B-10) — Considers two economic environments: a) an inflationary environment, where cumulative inflation over a three-year period is 26% or more, in which case, the effects of inflation need to be recognized, and b) a non-inflationary environment, where inflation is less than 26% in the same period, in which case, the effects of inflation cannot be recognized in the financial statements. Also, NIF B-10 eliminates the replacement cost and specific index valuation methods and requires that the gain (loss) from monetary position in equity and the cumulative gain (loss) from holding non-monetary assets be reclassified to retained earnings, except for the gain (loss) from holding non-monetary assets that is identified with inventories or fixed assets that have not been realized as of the effective date of this standard. The Company determined it was impractical to identify the gain (loss) from monetary position in equity and the cumulative gain (loss) from holding non-monetary assets relating to unrealized assets as of January 1, 2008; therefore, on that date, the Company reclassified the entire balance of excess (insufficiency) in restated stockholders’ equity to retained earnings. NIF B-10 establishes that this accounting change be recognized prospectively.

Since cumulative inflation over the three preceding years is 11.56%, the environment in which the Company operates is no longer inflationary, and the Company discontinued recognition of the effects of inflation in its financial statements beginning January 1, 2008. However, assets, liabilities and stockholders’ equity at December 31, 2008 include restatement effects recognized through December 31, 2007.

•
NIF B-15, Foreign Currency Translation (NIF B-15) — Eliminates the classification of foreign operations as integrated foreign operations and autonomous foreign entities and instead establishes the concepts of recording currency, functional currency and reporting currency. NIF B-15 establishes the procedures to translate the financial information of a foreign operation: i) from the recording currency to the functional currency and, ii) from the functional currency to the reporting currency. NIF B-15 also allows an entity to present its financial statements in a reporting currency that is different from its functional currency.

•
NIF D-3, Employee Benefits (NIF D-3) — Incorporates current and deferred statutory employee profit sharing (PTU) as part of its provisions and establishes that deferred PTU must be determined using the asset and liability method established in NIF D-4, Income Taxes, instead of only considering temporary differences that arise in the reconciliation between the accounting result and income for PTU purposes.

NIF D-3 also eliminates recognition of the additional liability because its determination does not incorporate a salary increase. NIF D-3 also incorporates the career salary concept in the actuarial calculation and limits the amortization period to the lesser of five years or the average employees remaining labor life for the following items:

–	The beginning balance of the transition liability for termination benefits and retirement benefits.

–	The beginning balance of past services and modifications to the plan.

–	When the Company elects to fully expense actuarial gains and losses on a go-forward basis for retirement benefits, the beginning balance of actuarial gains and losses.

The Company amortizes actuarial gains and losses.
•
NIF D-4, Income Taxes (NIF D-4) — Eliminates the permanent difference concept, clarifies and incorporates certain definitions, and requires that the balance of the initial cumulative effect of deferred income taxes be reclassified to retained earnings unless it is identified with any of the other comprehensive income (loss) items pending to be applied against current earnings.

•
INIF 5, Recognition of the Additional Consideration Agreed To at the Inception of a Derivative Financial Instrument to Adjust it to Fair Value (INIF 5) — According to INIF 5, the additional consideration agreed to at the inception of a derivative financial instrument represents a portion of its fair value at that time. Therefore, it should be part of the initial fair value of the instrument rather than being subject to amortization, as required by Bulletin C-10.

•
INIF 7, Application of Comprehensive Income or Loss Resulting from a Cash Flow Hedge on a Forecasted Purchase of a Non-Financial Asset (INIF 7) — Establishes that the effect of the hedge recognized in comprehensive income (loss), resulting from a forecasted transaction, on a non-financial asset whose price is established by the hedge, should be capitalized in the cost of the non-financial asset rather than applied to current earnings in the period in which the asset affects results, as established by Bulletin C-10.

•
IFRIC 12, Service concession arrangements — In 2006, the International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC 12, Service Concession Arrangements, which provides guidance regarding accouting for service concessions by private sector operators involved in supplying infrastructure assets and services to the public sector. IFRIC 12 is mandatory under MFRS, as supplemental guidance, beginning January 1, 2008. The Company early adopted IFRIC 12 on January 1, 2007.

IFRIC 12 requires that a service concession be classified as either an intangible asset, a financial asset or a combination of both. A financial asset results when an operator constructs or makes improvements to the infrastructure, in which the operator has an unconditional right to receive a specific amount of cash or other financial asset during the contract term. An intangible asset results when the operator constructs or makes improvements and is allowed to operate the infrastructure for a fixed period after the construction is terminated, in which the future cash flows of the operator have not been specified, because they may vary depending on the use of the asset, and are therefore considered contingent. Both a financial asset and an intangible asset may result when the return/gain for the operator is provided partially by a financial asset and partially by an intangible asset. This IFRIC establishes that for both the financial asset and the intangible asset, the revenues and costs related to the construction or the improvements are recognized in revenues during the construction phase.

b. Recognition of the Effects of Inflation
As mentioned in a) above, beginning January 1, 2008, the Company discontinued the recognition of the effects of inflation. Through December 31, 2007, the consolidated financial statements of the Company recognized the effects of inflation, restated in constant Mexican pesos as of the date of the most recent balance sheet presented. The Company used the alternative method provided by Bulletin B-15, Foreign Currency Transactions and Translation of Financial Statement of Foreign Operations, which consisted of determining a restatement factor which used a weighted average rate based upon the National Consumer Price Index (“NCPI”) published by Banco de Mexico and the inflation and foreign exchange rates of the countries in which the Company has foreign subsidiaries.
Through December 31, 2007, such recognition resulted mainly in inflationary gains and losses on non-monetary and monetary items, which are presented in the financial statements under the following three concepts:
Restatement of common stock - This item represented the restatement of stockholders’ equity for inflation using the NCPI from the respective dates such capital was contributed or earnings (losses) were generated.
Excess (insufficiency) in restated stockholders’ equity — This item reflected the result of restating non-monetary assets and liabilities as compared to the restatement of common stock, retained earnings and results of operations. It represented the difference between net non-monetary assets restated by the specific cost method or the specific index method, and general inflation as measured by the NCPI.
Monetary position result — Monetary position result, which represented the erosion of purchasing power of monetary items during inflationary periods, was calculated by applying NCPI factors to monthly net monetary position. Values stated in current monetary units represented decreasing purchasing power over time. Losses were incurred by holding monetary assets, whereas gains were realized by holding monetary liabilities. The net effect was presented in the consolidated statements of operations for the year, as part of comprehensive financing cost, except in those cases in which it was capitalized.
Inflation rates for the years ended December 31, 2008, 2007 and 2006 were 6.52%, 3.75% and 4.05%, respectively.

c. Cash, Restricted Cash and Cash Equivalents
Cash and cash equivalents consist mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses. Cash is stated at nominal value and cash equivalents are measured at fair value, with any fluctuation recognized in comprehensive financing result of the period. Cash equivalents are represented mainly by instruments in Treasury Certificates (CETES), investment funds and money market funds. Cash and cash equivalents subject to restrictions or intended for a specific purpose are presented separately under current or non-current assets as the case may be.
d. Inventories
Inventories are valued at average cost, without exceeding net realizable value. Through December 31, 2007, inventories were stated at the price of the last purchase made during the period or average cost, without exceeding net realizable value.
e. Real Estate Inventories
The development costs for low-income housing and other real estate developments are stated at the acquisition value of the land, the respective improvements and conditioning, permits and licenses, labor costs, materials and direct and indirect expenses. Through December 31, 2007, they were restated by the specific cost method. The net comprehensive financing cost incurred during the construction period is capitalized.
Land to be developed over a period of more than 12 months is classified under non-current assets, recorded at its acquisition cost which through December 31, 2007, was restated by applying factors derived from the NCPI.
f. Property, Plant and Equipment
Expenditures for property, plant and equipment, including renewals and improvements which extend useful lives, are capitalized. Through December 31, 2007, these investments and related depreciation were restated by applying factors derived from the NCPI. Through December 31, 2007, property, plant and equipment of foreign origin, and its related depreciation, were restated by means of a specific index, which used the NCPI of the country of origin applied to the historical cost denominated in the foreign currency, which was then translated into Mexican pesos at the exchange rate in effect at the date of the most recent balance sheet presented.
Depreciation is calculated using the straight-line method over the useful life of the asset. Depreciation begins in the month in which the asset is placed in service. The useful lives of assets are as follows:

Useful
lives
Buildings	20 to 50
Machinery and operating equipment	4 to 10
Furniture, office equipment and vehicles	4 to 10
Financing costs incurred during the construction and installation of buildings and machinery and equipment are capitalized and through December 31, 2007, were adjusted for inflation as measured by the NCPI.
g. Investment in Concessions
Investments in concessions are classified as financial assets, intangible assets or a combination of both (see Note 3.a). Investments in concessions considered as intangible are stated at acquisition value or construction cost and through December 31, 2007, were restated for inflation using the NCPI, without exceeding their recoverable value. The cost of financing incurred during the construction period is capitalized and through December 31, 2007, was also adjusted for inflation using the NCPI. Investments in concession projects are amortized over the concession period based on utilization rates and vehicle trafic. Revenues from the operation of concession projects are recognized as concession revenues. Investments in concessions considered as financial assets are recorded at their fair value.
h. Other Assets
Other assets mainly consist of expenses related to installation and organization expenses and uncompleted construction contracts as well as bank commissions and fees, which are recorded at historical cost and amortized over the life of the construction contract or the estimated useful life of the asset. Additionally this caption includes the excess of the cost over the fair value of the investment in associated companies, which is not amortized and is subject to impairment tests. Lastly, this caption includes the fair value of derivative financial instruments. Through December 31, 2007, other assets were restated by applying factors derived from the NPCI.

i. Investment in Associated Companies
Investments in companies in which ICA has significant influence, but does not have control, are accounted for using the equity method, which includes cost plus the Company’s equity in undistributed earnings (losses) incurred after the acquisition date.
j. Impairment of Long-Lived Assets in Use
Management periodically evaluates the impairment of long-lived assets as established by Bulletin C-15, Impairment in the Value of Long-Lived Assets and Their Disposal. If there is any indication that values exceed the respective recovery values, assets are impaired to this recovery value by affecting the results of the year in which this difference arises. The recovery value is determined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The method used to calculate the recovery value considers the particular circumstances of concessions, property, plant and equipment and intangible items. In the case of concessions, revenue projections are used which consider assumptions and estimates concerning vehicle traffic, the growth of the population and economy along the concessioned highway, temporary passenger reductions due to tariff increases and commercial strategies designed to promote utilization, among others, which may differ and be adjusted according to the actual results obtained.
k. Business Acquisitions
All business acquisitions, including those involving associated companies, are initially recognized and valued using the purchase method, which includes allocating the purchase price, represented by cash delivered or its fair value equivalent, over the fair value of the assets received and liabilities assumed, and, when appropriate, recognizing either goodwill or an extraordinary gain.
l. Provisions
Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated. In the event an obligation arises for which the Company believes required settlement is remote, such provision is disclosed but is not recognized in the consolidated financial statements.
m. Operating Cycle
Assets related to construction contracts which may require more than one year to be completed and will be liquidated in the normal course of contract completion are reported as non-current assets. The amount of accounts receivable related to contracts financed by the Company which are not collected until the project is completed are presented within the caption Customers within non-current assets.
n. Accounting for Construction Contracts
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
In order to be able to apply percentage-of-completion, the following requirements must be met: (i) the contract must clearly specify the legal rights related to the goods or services to be provided and to be received by the parties, the consideration to be exchanged and the terms of the agreement; (ii) the legal and economic right of the Company to receive payment for the work performed as the contract is executed must be specified; (iii) the expectation must be that both the contractor and the customer will fulfill their respective contractual obligations; and (iv) based on the construction budget and contract, the total amount of revenue, the total cost to be incurred and the estimated profit can be determined.

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
The base cost utilized to calculate the profit percentage under the costs incurred method includes the following: (i) the costs directly related to the specific contract, (ii) indirect costs related to the general contract activity that can be matched to a specific contract; and (iii) any other costs that may be transferred to the customer under the contract terms. The costs directly related to the specific contract include all direct costs such as materials, labor, subcontracting costs, manufacturing and supply costs of equipment, start-up costs and depreciation. Indirect costs include indirect labor, payroll of technical and administrative personnel, construction site camps and related expenses, quality control and inspection, internal and external contract supervision, insurance costs, bonds, depreciation and amortization, repairs and maintenance.
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
Costs incurred for change orders based on customers’ instructions which are still awaiting definition and price authorization are recognized as assets within cost and estimated earnings in excess of billings on uncompleted contracts.
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
For those projects in which financing revenue is included as part of the selling price, the contract costs also include the net comprehensive financing costs incurred with the financing obtained to perform the contract, except where the actual financing cost exceeds the original estimated financing cost. This financing cost including the changes in the fair value of derivative financial instruments, is part of the contract cost, which is recognized in the results as the project progresses. In these types of contracts, the collection of the contract amount from the client may take place at the completion of the project. However, periodic reports of the advance of the project to date are provided to and approved by the client, which serve as a base so that the Company can continue to obtain financing for the project.
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
o. Accounting for Real Estate Sales
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
p. Accounting for Low Income Housing Sales
Revenues derived from sales of low income housing are recognized as revenue once the house is completed and credit is approved by the financing agency or the title of the house has passed to the buyer.
q. Sales of Goods and Services
Revenues from sales of goods and services are recognized as the goods are delivered or the services are performed.
r. Direct Employee Benefits
Direct employee benefits are calculated based on the services rendered by employees, considering their most recent salaries. The liability is recognized as it accrues. These benefits include mainly PTU payable, compensated absences, such as vacation and vacation premiums, and incentives.
s. Employee Benefits from Termination, Retirement and Other
Liabilities from seniority premiums, pension plans and severance payments are recognized as they accrue and are calculated by independent actuaries using nominal interest rates in 2008 and real (inflation adjusted) interest rates in 2007. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees.
t. Maintenance and Repair Expenses
Maintenance and repair expenses are recorded as costs and expenses in the period in which they are incurred.
u. Statutory Employee Profit Sharing
PTU is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying consolidated statements of operations. Deferred PTU is derived from temporary differences that in 2008 resulted from comparing the accounting and tax basis of assets and liabilities and, in 2007, resulted from comparing the accounting result and income for PTU purposes. Deferred PTU is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.
v. Income Taxes
The Company files a consolidated tax return, as permitted by the tax laws of Mexico.

The provision for income tax is determined according to NIF D-4, Income Taxes. Beginning in October 2007, to determine the provision for deferred income taxes, the Company must determine if based on financial projections, it will pay ISR or IETU and accordingly, the Company recognizes deferred income taxes based on the tax it expects to pay. Deferred income tax assets and liabilities are recognized for the applicable temporary differences resulting from comparing the accounting and tax values of assets and liabilities plus any future benefits from tax loss carryforwards and unused tax credits. Deferred income tax assets are reduced by any tax benefits that are not expected to be realized. Management periodically evaluates its assumptions based on historical tax results and estimated tax profits. The resulting deferred tax provision or benefit related to the recognition of the deferred tax liability or asset is reflected in the statement of operations. The calculation and recognition of deferred taxes and the recognition of asset tax requires the use of estimates that could be affected by the amount of future taxable income, the assumptions considered by management and the results of operations. A deferred income tax asset is only recognized when there is a high probability that it can be recovered, periodically evaluating the probability based on the historical taxable results and the estimation of future taxable revenues. A valuation allowance is recorded for any deferred tax asset for which realizability is unlikely. The assumptions used in forming the estimate of a valuation allowance may change based on various circumstances, which may result in the modification of such valuation allowance, thereby affecting the Company’s financial position and results of operations.
w. Tax on Assets
Tax on assets (“IMPAC”) paid through 2007 that is expected to be recoverable, is recorded as an advance payment of ISR and is presented in the consolidated balance sheets as a deferred tax asset.
x. Derivative Financial Instruments
i)	Risk management
The Company is exposed to various economic risks including (i) financial market risks (interest rate, exchange rate and prices), (ii) credit risk, and (iii) liquidity risk.
The Company attempts to minimize the potential negative effects of these risks on its financial performance using different strategies. Derivative financial instruments are used to hedge exposure to the financial risks of transactions already recognized in the balance sheet (recognized assets and liabilities), as well as firm commitments and forecasted transactions that are likely to occur.
The Company only enters into hedging instruments in order to reduce the uncertainty of the return on its projects. From an accounting perspective, derivative financial instruments can be classified as either hedging or trading instruments, which does not affect the objective of entering into the contract, which is to mitigate the risks to which the Company is exposed in its projects.
Interest rate hedges are entered into to cap the maximum financial costs to support the viability of the projects.
Exchange rate hedges are entered into to reduce the exchange rate risk in projects where the labor and supply costs are incurred in a currency other than that of the source of the financing. The Company enters into it’s financings in the same currency as that of the source of repayment.
Entering into derivative financial instruments is linked, in most cases, to the financing of projects. Therefore, counterparties to derivative instruments are usually the same institution (or an affiliate of such institution) that granted the financing under the project. This is true for both instruments that hedge interest rate fluctuations and those that hedge exchange rate fluctuations. In both cases, the derivatives are entered into directly with the counterparties.
The Company’s internal control policy establishes that prior to entering into a loan, the risks inherent in the projects require collaborative analysis by representatives from the Finance, Legal, Administration, and Operation areas. This analysis also includes assessing the use of derivatives to hedge financing risks included in the potential loan. Based on the internal control policy of the Company, the Finance and Administration areas are responsible for contracting the derivatives upon completion of this analysis.

To assess the use of derivatives to hedge financing risks, sensitivity analyses are performed considering all possible outcomes of the relevant variables of alternative hedging instruments. This helps to define the economic efficiency of each of the alternatives available to cover the measured risk. The Company then compares the terms, obligations and conditions of each possible derivative instrument to determine which instrument best suits the Company’s hedging strategy. Effectiveness tests are also performed, with the help of expert appraisers, to determine the treatment given to the derivative financial instrument once it is contracted.
The Company’s policy is to enter into derivative financial instruments at the project level. The Company does not enter into instruments that involve margin calls or additional credit beyond those already approved by the respective committees, as such instruments are not considered additional liquidity sources for these types of requirements. In projects requiring collateral, the Company’s policy establishes that the deposits required must be made at the beginning or letters of credit (contingent) must be entered into upon contracting the project to reduce the project’s exposure.
ii)	Accounting policy
The Company values all derivative financial instruments at fair value, regardless of the purpose for holding them. Fair value is determined through the use of valuations of counterparties (valuation agents), verified by a price provider authorized by the National Banking and Securities and Banking Commission (“CNBV”). These valuations are determined based on recognized methodologies in the financial sector, supported by sufficient, reliable, and verifiable information. Fair value is recognized in the balance sheet as an asset or liability based on the rights or obligations established in the contracts executed.
When the transactions meet all hedge accounting requirements, the Company designates the derivatives as hedging financial instruments at the beginning of the relationship. For fair value hedges, the fluctuation in the fair value of both the derivative and the open risk position, are recognized in the results of the period in which they occur. For cash flow hedges, the effective portion is temporarily recognized in other comprehensive income (loss) within stockholders’ equity and subsequently reclassified to results when affected by the hedged item; the ineffective portion is recognized in results of the period.
When certain derivative financial instruments are entered into for hedging purposes from an economic perspective and thus do not meet all of the hedging requirements established by accounting standards, they are classified as derivatives for trading purposes. The fluctuation in the fair value of these derivatives is recognized immediately in the results of the period in which they are valued. For projects that are financed during the construction stage, the effect of the related derivative instrument is capitalized in other assets as part of the cost of the project (see Note 17).

y. Concentration of Credit Risk
The financial instruments that potentially expose the Company to credit risk are mainly composed of Contracts receivable and Cost and estimated earnings in excess of billings on uncompleted contracts (together, “Construction Instruments”), Other accounts receivable and Derivative financial instruments contracted to hedge risks.
The Company believes that the credit risk concentration in regard to Construction Instruments is limited due to the significant number of customers involved with the Company. Similarly, the Company believes that its potential credit risk is adequately covered because the construction projects in which it participates involve customers of known solvency. If the Company experiences collection issues, it generally suspends all work until the situation is resolved and payment is secured. In general, the Company has aging of 30 to 60 days in uncertified work performed in unfinished contracts. When there are indications of recoverability issues, additional allowances for doubtful accounts are created.
Other accounts receivable are composed of amounts payable by associated companies and notes receivable. The Company believes that no significant credit risk concentrations are generated. In regard to derivative financial instruments, ICA has diversified its risk by contracting them with different institutions of the financial sector.
z. Foreign Currency Balances and Transactions
Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of operations, except in those cases in which they can be capitalized.
aa. Basic Earnings (Loss) Per Share
Basic earnings (loss) per share is computed by dividing income (loss) of the majority interests available to common stockholders by the weighted average number of common shares outstanding during the year.
4. Cash, Restricted Cash and Cash Equivalents

	December 31,
	2008		2007

Cash	Ps.	1,298,768	Ps.	1,394,131
Cash equivalents		3,257,058		5,181,087

	Ps.	4,555,826	Ps.	6,575,218

Restricted cash and cash equivalents	Ps.	1,410,521	Ps.	520,997
Non-current		(378,921)		(224,647)

Current	Ps.	1,031,600	Ps.	296,350

As of December 31, 2008 and 2007, Ps. 1,498,821 and Ps. 1,188,268, respectively, of the Company’s cash and cash equivalents were held by the joint venture ICA Fluor Daniel, S. de R.L. de C.V. (“ICAFD”) and Ps. 63,497 and Ps. 140,947, respectively, by the subsidiary Framex, ApS and its subsidiaries (Rodio Cimentaciones Especiales, S.A. and Kronsa International, S.A.). At December 31, 2008 and 2007, Ps. 321,924 and Ps. 1,826,827, respectively, of cash and cash equivalents held by GACN are included in the current portion of cash.
As of December 31, 2008 and 2007, the current portion of Ps. 1,031,600 and Ps. 296,350 are composed principally by trusts that have been created to administer the amounts received from tolls and other related services generated by the Corredor Sur, Túnel de Acapulco, Autopista Kantunil Cancún, Río Verde — Ciudad Valles and Autopista Nuevo Necaxa Tihuatlán, which guarantee and are primarily utilized to pay the debt contracted and the maintenance of the concessions. The non-current portion of restricted cash and cash equivalents includes Ps. 46,835 and Ps. 32,531 in 2008 and 2007, respectively, from Corredor Sur and Irapuato — La Piedad. Also, as of December 31, 2008 and 2007, Aeroinvest, S.A. de C.V. maintains Ps. 37,900 and Ps. 42,080, respectively, in the current portion and Ps. 278,530 and Ps. 192,116, respectively, in the non-current portion servicing the debt it has contracted.

5. Customers
As of December 31, 2008 and 2007, the caption of Customers is composed of the following:

	December 31,
	2008		2007

Trade accounts receivable	Ps.	1,856,597	Ps.	1,181,185
Contract receivables		2,568,003		2,038,398
Cost and estimated earnings in excess of billings on uncompleted contracts		4,549,256		3,715,313

	Ps.	8,973,856	Ps.	6,934,896

Contract Receivables
Contract receivables are comprised of the following:

	December 31,
	2008		2007

Billings on contracts (1)	Ps.	5,405,845	Ps.	2,409,447
Guarantee deposits		112,774		60,827
Less: payments on contracts		(27,053)		(39,574)

		5,491,566		2,430,700

Less: allowance for doubtful accounts		(439,996)		(392,302)

		5,051,570		2,038,398

Less: Long-term contract receivables (2)		(2,483,567)		—

Current contract receivables	Ps.	2,568,003	Ps.	2,038,398

The allowance for doubtful accounts for the contract and trade receivables is as follows:

	December 31,
	2008		2007

Trade receivables	Ps.	56,124	Ps.	31,371
Contract receivables		439,996		392,302

	Ps.	496,120	Ps.	423,673

(1)
At December 31, 2008 and 2007, there were retentions on billings on contracts for Ps. 70,387 and Ps. 72,483 respectively; additionally at December 31, 2007, there were billings pledged as guarantees for 128,846.

Cost and Estimated Earnings in Excess of Billings on Uncompleted Contracts

	December 31,
	2008		2007

Costs incurred on uncompleted contracts	Ps.	49,071,571	Ps.	39,627,684
Estimated earnings		3,361,354		2,437,441

Recognized revenues		52,432,925		42,065,125
Less: billings to date		(47,376,428)		(38,227,249)

Total cost and estimated earnings in excess of billings on uncompleted contracts		5,056,497		3,837,876
Less: Non-current cost and estimated earnings in excess of billings on uncompleted contracts (2) (3)		(507,241)		(122,563)

Current portion of costs and estimated earnings in excess of billings on uncompleted contracts	Ps.	4,549,256	Ps.	3,715,313

(2)
As of December 31, 2008 and 2007, the total of the non-current balance of Customers is Ps. 2,990,808 and Ps. 122,563, respectively, and is principally comprised of amounts owed under the La Yesca project.

(3)
The non- current contracts receivables and non-current cost and estimated earnings in excess of billings on uncompleted contracts will be collected once the project is completed, which is expected to be in 2012. These receivables bear an average interest rate of 3%.

The changes in the allowance for doubtful accounts are as follows:

	December 31,
	2008		2007		2006
Beginning balance	Ps.	423,673	Ps.	176,981	Ps.	187,874
Increase of the period		148,684		348,661		98,455
Reversals due to subsequent collection		(59,541)		(93,486)		(72,264)
Write-off of bad debts		(16,696)		—		(31,946)
Inflationary effects		—		(8,483)		(5,138)

Ending balance	Ps.	496,120	Ps.	423,673	Ps.	176,981

6. Construction Backlog
A reconciliation of backlog representing executed construction contracts at December 31, 2008, 2007 and 2006 is as follows:

	Construction Segment
	Civil		Industrial		Rodio-Kronsa		Total

Balance at January 1, 2006	Ps.	4,769,482	Ps.	9,269,232	Ps.	875,729	Ps.	14,914,443
Less: restatement of beginning balance		194,000		377,029		35,621		606,650

Nominal balance		4,575,482		8,892,203		840,108		14,307,793
New contracts and changes 2006(1)		9,204,090		4,079,704		1,136,858		14,420,652
Less: construction revenue earned 2006(1)		9,599,451		7,855,484		1,625,172		19,080,107

Balance at December 31, 2006		4,180,121		5,116,423		351,794		9,648,338
Less: restatement of beginning balance		170,029		208,112		14,309		392,450

Nominal balance		4,010,092		4,908,311		337,485		9,255,888
New contracts and changes 2007		23,631,337		11,614,793		2,285,950		37,532,080
Less: construction revenue earned 2007		7,743,589		8,036,097		1,894,307		17,673,993

Balance at December 31, 2007		19,897,840		8,487,007		729,128		29,113,975

New contracts and changes 2008		27,389,641		5,966,271		1,513,479		34,869,391
Less: construction revenue earned 2008		11,402,252		8,303,940		1,679,791		21,385,983

Balance at December 31, 2008	Ps.	35,885,229	Ps.	6,149,338	Ps.	562,816	Ps.	42,597,383

(1)
Due to the adoption of IFRIC 12, at December 31, 2006, executed construction contracts from concessions in amounts of Ps.858,307 and revenues for Ps.427,314 respectively, were added to construction backlog.

From January 1 to March 6, 2009, the Company entered into contracts totaling Ps. 1,247,658 in the Civil Construction segment.
7. Other Receivables
Other receivables consist of the following:

	December 31,
	2008		2007

Notes receivable from related parties (1)	Ps.	158,629	Ps.	330,028
Financial assets from investment in concessions (current portion)		191,770		107,304
Recoverable income and value-added taxes		382,942		215,923
Notes receivable		50,555		137,635
Guarantee deposits		181,001		68,114
Other (2)		635,577		213,582

	Ps.	1,600,474	Ps.	1,072,586

(1)	As of December 31, 2008 includes Ps. 123,626 from Fluor Canada, LTD and as of December 31, 2007, includes Ps.205,360 from Compañía Constructora La Peninsular, S. A. de C. V.

(2)	Net of allowance for doubtful accounts for Ps. 33,271 and Ps. 29,548 in 2008 and 2007, respectively.

8. Inventories
Inventories consist of the following:

	December 31,
	2008		2007
Materials, spare parts and other	Ps.	751,183	Ps.	629,263
Merchandise in-transit		75,391		37,553
Allowance for obsolete inventories		(70,378)		(109,270)

	Ps.	756,196	Ps.	557,546

The changes in the allowance for obsolete inventory are as follows:

	December 31,
	2008		2007		2006

Beginning balance	Ps.	109,270	Ps.	78,182	Ps.	57,862
Increase of the period		18,959		31,489		67,030
Uses		(57,851)		—		(46,718)
Inflationary effects		—		(401)		8

Ending balance	Ps.	70,378	Ps.	109,270	Ps.	78,182

9. Real Estate Inventories
Real estate inventories consist of the following:
a. Current:

	December 31,
	2008		2007

Land held for investment and future development	Ps.	31,620	Ps.	3,476
Land under development		2,413,597		1,326,358
Real estate held for sale		1,073		512
Advances to subcontractors		56,994		123,497

	Ps.	2,503,284	Ps.	1,453,843

b. Non-current:

	December 31,
	2008		2007

Land held for investment and future development	Ps.	1,665,889	Ps.	948,015

The capitalized comprehensive financing costs are Ps.184,105 and Ps.72,911, as of December 31, 2008 and 2007, respectively.
10. Investment in Concessions
a) The classification of investment in concessions in accordance with IFRIC 12 is as follows:

		Ownership
	Date of	Percentage		Balance as of December
Description of Project	Concession Agreement	2008	2007	2008		2007

Long-term financial asset:
Water treatment plant in Cd. Acuña	September 1998	100%	100%	Ps.	298,254	Ps.	238,932
Irapuato — La Piedad Highway (1)	August 2005	100%	100%		581,981		527,054
Querétaro — Irapuato Highway(1)	June 2006	100%	100%		308,049		86,958
Nuevo Necaxa — Tihuatlán Highway (1) (2)	June 2007	50%	50%		115,989		6,115
Río Verde — Cd. Valles Highway (1)	July 2007	100%	100%		280,816		24,038
Acueducto II Querétaro — Water supply (1) (2)	May 2007	42%	—		228,847		—

				Ps.	1,813,936	Ps.	883,097

		Ownership
	Date of	Percentage		Balance as of December
Description of Project	Concession Agreement	2008	2007	2008		2007

Intangible asset:
Grupo Aeroportuario del Centro Norte	November 1998	54.05%	51.61%	Ps.	6,683,819	Ps.	6,444,908
Corredor Sur in Panamá	August 1996	100%	100%		2,352,751		2,194,263
Acapulco Tunnel	May 1994	100%	100%		646,980		662,224
Irapuato — La Piedad Highway (1)	August 2005	100%	100%		105,990		83,372
Querétaro — Irapuato Highway (1)	June 2006	100%	100%		902,489		266,796
Kantunil — Cancun Highway	October 1990	100%	—		2,865,448		—
Nuevo Necaxa — Tihuatlán Highway (1) (2)	June 2007	50%	—		42,981		—
Rio Verde — Cd. Valles Highway (1)	July 2007	100%	—		127,883		—
Parking lots — Perú (2)	September 2008	100%	—		13,934		—
Acueducto II Querétaro — Water supply (1) (2) (4)	May 2007	42.39%	—		112,552		—

				Ps.	13,854,827	Ps.	9,651,563

		Ownership
	Date of	Percentage		Balance as of December
Investment	Concession Agreement	2008	2007	2008		2007

Investment in associated companies:
Red de Carreteras de Occidente, S. de R.L. de C.V.	October 2007	20%	20%	Ps.	2,615,286	Ps.	3,111,726
Proactiva Medio Ambiente México, S.A. de C.V.	Various	49%	49%		586,133		557,173
Autopistas Concesionadas del Altiplano, S.A. de C.V.	September 1991	19.38%	19.38%		33,928		31,589
Acueducto II Querétaro — Water supply (3)	May 2007	—	37%		—		61,641

				Ps.	3,235,347	Ps.	3,762,129

Total				Ps.	18,904,110	Ps.	14,296,789

(1)	Combination of both financial and intangible.

(2)	Proportionately consolidated.

(3)	Proportionately consolidated beginning January 1, 2008.

(4)	Includes 5% indirect participation.
b) An analysis of the concessions classified as intangible assets is as follows:
Airport Concessions
The investment and rights to use airport facilities and concessions is as follows:

	December 31,
Rights to use airport facilities	2008		2007
Runways, taxiways, platforms	Ps.	1,528,878	Ps.	1,528,878
Buildings		1,002,794		1,002,794
Infrastructure work		349,935		349,935
Land		2,043,447		2,043,447

		4,925,054		4,925,054
Accumulated depreciation		(1,050,544)		(897,626)

		3,874,510		4,027,428
Airport concessions		617,403		583,597
Accumulated amortization		(159,947)		(142,176)

		457,456		441,421
Improvements in concessioned assets		2,514,454		2,102,094
Accumulated amortization		(638,540)		(456,132)

		1,875,914		1,645,962
Construction of concessioned assets in-progress		475,939		293,256
Equipment in-transit and other		—		36,841

		475,939		330,097

	Ps.	6,683,819	Ps.	6,444,908

Highways and Tunnel

	December 31,
	2008		2007

Projects completed and in operation:
Construction cost	Ps.	7,926,921	Ps.	4,690,102
Total financing cost		347,622		268,497
Amortization		(1,279,300)		(985,982)
Allowance for impairment		(1,116,130)		(1,116,130)

		5,879,113		2,856,487

Construction in-progress:
Construction cost		1,291,895		350,168

		7,171,008		3,206,655

	Ps.	13,854,827	Ps.	9,651,563

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
Each of the airport concessions require compliance with certain obligations. As of December 31, 2008 and 2007, all airport concessionaires were in compliance with such obligations.
Corredor Sur
In August 1996, the Panamanian Ministry of Public Works formally awarded to ICA Panama, S.A. (“ICA Panama”) one of the Company’s subsidiaries, a concession for the construction, operation and maintenance of the Corredor Sur Highway, which extends for a distance of 19.5 kilometers. The term of the concession is for 30 years from the commencement of operations, which period may expire prior to or after this stated term as a result of the Company having reached the recoverable investment amount under the concession contract. The Company concluded the first and last stage of the highway in August 1999 and February 2000, respectively.
As of December 31, 2008 and 2007, the Company was in compliance with the terms and obligations contained in this concession agreement.
For the first three years after commencement of the concession’s operations, the concessionaire is authorized to adjust the toll rates annually in conjunction with the Panamanian NCPI or when the Panamanian NCPI increases by 5% or more. In the fourth year and until the ninth year of operation, the concessionaire is authorized to increase toll rates by 25% on an annual basis. After the ninth year of the concession’s operation and within three months of the beginning of each fiscal year, the concessionaire is entitled to adjust the toll rates if it is proven that the toll revenues will be insufficient to obtain the return on investment originally projected in the concession. If the market conditions do not allow for toll rate adjustments, the concession contract contains a clause that the Ministry of Public Works may extend the term of the concession agreement, if agreed upon, in order to allow the Company to recover its investment.
Upon expiration of the concession, the works shall be returned to the Ministry of Public Works, free of any costs and liens and in the same condition as when the highway was originally constructed.

Toll revenues provided by this concession guarantee a secured bond which incurs a fixed annual interest rate of 6.95% and matures in 2025, to refinance the debt contracted for Corredor Sur (see Note 18).
Acapulco Tunnel (“TUCA”)
On May 20, 1994, the Government of the State of Guerrero (the “State Government”) granted, to one of the Company’s subsidiaries, a 25-year concession for the construction, operation and maintenance of a 2,947, kilometer tunnel connecting Acapulco and Las Cruces. The concession term started in June 1994.
On November 25, 2002, the Congress of the State Government of Guerrero approved the extension of the concession term by 15 years because the actual volume of usage was lower than the amount foreseen by the terms of the concession agreement.
As of December 31, 2008 and 2007, the Company was in compliance with the terms and obligations contained in this concession agreement.
Toll revenues provided by this concession guarantee securitization certificates issued for the construction of the Acapulco Tunnel, for a 17-year period at the Equilibrium Interbank Interest Rate (“TIIE”) plus 2.95%. Principal and interest will be paid on a semiannual basis commencing June 2008 (see Note 18).
Irapuato — La Piedad (“CONIPSA”)
In August 2005, the SCT granted the Company a 20-year concession and service contract for the upgrading, operation, conservation and maintenance of the highway between Irapuato and La Piedad in the state of Guanajuato, covering a length of 74.3 kilometers under the Service Provision Project (“PPS”) program. The amount the Company expects to invest is approximately Ps. 735 million. Under the PPS program, such investment is expected to be recovered through quarterly collections comprising: (1) a payment by the SCT for keeping the concessioned route available for its use; and (2) a payment by the SCT for which the amount is based upon the number of vehicles using the concessioned route in accordance with the established tariff. The modernization work was finished in 2008, at which time the Company began operation, preservation and maintenance of the concessioned route. At the end of the concession, the assets subject thereto will revert to the Mexican government.
Toll revenues provided by this concession guarantee a simple credit granted for the modernization and extension of the highway of the Irapuato — La Piedad concession, with maturity in November 2019, bearing interest at the TIIE plus 2.5% (see Note 18).
At December 31, 2008 and 2007, accumulated comprehensive financing costs (“CFC”) amounts were Ps. 6,843 and Ps. 6,132, respectively. The annual average capitalization rate was 1.23% and 1.28%, respectively.
Querétaro — Irapuato (“COVIQSA”)
In June 2006, the SCT granted a 20-year concession and services agreement to upgrade, extend and conserve the toll-free Querétaro-Irapuato highway in the states of Querétaro and Guanajuato. A total of 93 kilometers of the 108 kilometers will be upgraded under the PPS program and will be toll-free. The total project value is Ps.1,465 million, which includes Ps.1,172 million for engineering, procurement and construction of the sections to be modernized and extended. The remaining investment amount includes financing, maintenance and operation during the modernization stage. This investment will be recovered through quarterly payments comprising: (1) the availability payment received from the SCT; and (2) the payment received from the SCT based on the number of vehicles using the concessioned highway according to the defined tariff. Modernization and extension work must be concluded in October 2009. Following the conclusion of this concession, the assets under the Querétaro-Irapuato concession will revert to the Mexican government.
Capitalization of CFC began in July 2006 and concluded in December 2006; accumulated CFC amounted to Ps.1,260. The annual average capitalization rate was 6%.

Nuevo Necaxa — Tihuatlán (“AUNETI”)
In June 2007, the SCT granted a 30-year concession for a total investment of Ps.6,887 for: (i) construction, operation, maintenance and conservation of the Nuevo Necaxa — Ávila Camacho highway of 36.6 kilometers; (ii) operation, maintenance and conservation of the Ávila Camacho — Tihuatlán highway of 48.1 kilometers; and (iii) long-term service contract for the Nuevo Necaxa — Ávila Camacho highway capacity service. Following the conclusion of this concession, the assets under the concession will revert to the Mexican government.
At December 31, 2008, accumulated CFC amounts to Ps.726.
Río Verde — Ciudad Valles (“RVCV”)
In July 2007, the SCT granted the Company a 20-year concession of the highway between Río Verde and Ciudad Valles covering a length of 113.2 kilometers for a total investment of Ps.3,122 million for: (i) operation, maintenance upgrade, conservation and extension of the Río Verde — Rayón highway of 36.6 kilometers; (ii) construction, operation, maintenance and conservation of the Rayón — La Pitaya II highway of 68.6 kilometers; and (iii) operation, maintenance upgrade, conservation and extension of the La Pitaya — Ciudad Valles III highway of 8.0 kilometers. At the end of the concession, the assets subject thereto will revert to the Mexican government.
At December 31, 2008, accumulated CFC amounts to Ps.751.
Acueducto II Water System in Queretaro (“SAQSA”)
Suministro de Agua de Querétaro, S.A. de C.V. was created on May 17, 2007, for the purpose of rendering water pipeline and purification services for the Acueducto II System. In May 2007, SAQSA signed the concession contract to provide the pipeline and purification service for the Acueducto II system, together with the respective operation and maintenance, to carry water from the El Infiernillo source on the Rio Moctezuma. The project includes the construction of a collection reservoir, two pumping plants, a tunnel 4,840 meters long through the mountain and an 84 kilometer section downwards, a purification plant and a storage tank. This system will supply 50 million of cubic meters of drinking water a year, equal to 75% of the current supply of water for the metropolitan zone of Querétaro. The fixed-price agreed to in the concession contract was Ps.3,156 million.
At December 31, 2008 accumulated CFC amounts to Ps.1,908.
d) Investments in concessions through associated companies are as follows:
Red de Carreteras de Occidente (“RCO”)
RCO was formed on August 13, 2007, and ICA owns 20% of its capital stock. In October 2007, the SCT granted to RCO a 30-year concession for the construction, operation, maintenance and conservation of the Maravatío — Zapotlanejo and Guadalajara — Aguascalientes — León highways covering a length of 558 kilometers, in the states of Michoacán, Jalisco, Guanajuato and Aguascalientes. Additionally, the concession includes up to Ps.1,500 million of additional investments for extension of the four highways to be carried out in the future. At the end of the concession, the assets subject thereto will revert to the Mexican government.
Condensed financial information of RCO at December 31, 2008 and 2007 and for the years then ended is as follows:

	December 31,
	2008		2007
Balance sheet:
Current assets	Ps.	1,202,952	Ps.	1,044,436
Investment in concession		44,156,218		44,251,584
Other non-current assets		1,536,056		1,788,176
Current liabilities		(528,877)		(409,067)
Long-term debt		(32,950,500)		(31,106,000)
Other non-current liabilities		(345,426)		—
Stockholders’ equity		(13,070,423)		(15,569,129)

	December 31,
	2008		2007
Statement of operations:
Revenues	Ps.	2,888,276	Ps.	669,279
Operating income		1,574,463		204,966
Net loss		(2,282,552)		(254,933)
Long-term debt includes a loan received in September 2007 from financial institutions for Ps. 31,000 million, which is guaranteed by the toll revenues provided by this concession. The loan has a seven-year term with the possibility to be extended by ten years, with monthly interest payments at the rate of TIIE plus 1.20% to 1.65% in the first year and gradually increasing in subsequent years up to a range of 1.80% to 2.25% in the sixth and seventh years. The loan includes additional credit lines for liquidity and capital expenditures for Ps. 3,100 and Ps. 3,000 million, respectively.
Proactiva Medio Ambiente México
Proactiva Medio Ambiente México (“PMA México”) is a consortium comprised of Constructoras ICA, S.A. de C.V. and Proactiva Medio Ambiente, S.A. de C.V. (“Proactiva”), whose principal activities are the operation of water supply distribution, treatment and management systems, as well as the disposal of solid waste to landfill sites, through concessions granted by governmental organizations. On January 30 2007, the Company executed an agreement to acquire an additional 39% equity interest in PMA México for U.S.$39 million. Accordingly, ICA owns 49% of PMA México, and Proactiva owns the remaining 51%. The purchase price in excess of the fair value of the net assets acquired of Ps. 144,449, representing a concession intangible, is included within the Investment in associated companies balance.
Condensed financial information of PMA México at December 31, 2008 and 2007 is as follows:

	December 31,
	2008		2007
Balance sheet:
Current assets	Ps.	910,167	Ps.	594,186
Investment in concession		919,108		721,947
Other non-current assets		19,993		177,648
Current liabilities		(634,175)		(440,075)
Long-term debt		(149,049)		(146,696)
Other non-current liabilities		(66,367)		(64,619)
Stockholders’ equity		(999,677)		(842,391)

	December 31,
	2008		2007		2006
Statement of operations:
Revenues	Ps.	1,175,927	Ps.	1,045,583	Ps.	959,885
Operating income		842,614		154,288		142,278
Net loss		(116,518)		(109,327)		(89,179)
11.  Investment in Associated Companies
A summary of the investments in associated companies accounted for by the equity method is as follows:

				Investment Balance
	Ownership Percentage			As of December 31,
Project	2008	2007	Type of Business	2008		2007
	%	%

Los Portales, S.A.	18.06%	18.06%	Real Estate	Ps.	59,636	Ps.	44,993
Consorcio Dragados-ICA-Vialpa (“DRAVICA”)	49%	49%	Construction		12,132		21,511
Autopista Concesionada de Venezuela, C.A. (“AUCOVEN”)(1)	100%	100%	Concessionaire		54,938		48,993
Casaflex, S. A.	49%	49%	Construction		45,067		41,423
Other	Various	Various	—		74,518		56,612

				Ps.	246,291	Ps.	213,532

(1)	This entity is not included in the consolidation regime because its transactions are immaterial.

12.  Property, Plant and Equipment
Property, plant and equipment consist of the following:

	December 31,
	2008		2007
Land	Ps.	1,793,695	Ps.	327,868
Buildings		531,075		443,680
Machinery and operating equipment		2,100,480		1,920,210
Furniture, office equipment and vehicles		487,003		578,857
Accumulated depreciation		(2,141,760)		(1,950,009)

		2,770,493		1,320,606
Machinery and equipment under lease		280,399		207,880
Accumulated depreciation		(84,509)		(45,174)

		2,966,383		1,483,312
Construction in-process		159,587		6,694
Machinery and equipment in-transit		300,605		13,026

	Ps.	3,426,575	Ps.	1,503,032

13.  Other Assets
Other assets are comprised of the following:

	December 31,
	2008		2007
Deferred loss on derivative financial instruments (1)	Ps.	1,730,327	Ps.	—
Other expenses related to uncompleted contracts, net (accumulated amortization of Ps. 227,705 and Ps. 71,114 for 2008 and 2007, respectively)		387,991		294,512
Intangible asset from labor obligations		—		388,647
Commissions and other financing costs		485,270		298,196
Goodwill		40,468		6,192
Derivative financial instruments		90,248		60,479
Other		327,052		148,161

	Ps.	3,061,356	Ps.	1,196,187

(1)
This amount represents losses on derivative financial instruments entered into for the AUNETI (Ps. 162,534) and La Yesca (Ps. 1,567,793) construction projects. The fluctuations in the fair value would generally form part of comprehensive financing cost. However, because these projects are still in the construction phase, MFRS permits the capitalization of comprehensive financing cost into project costs, which include these markt-to-market adjustments (See Note 17).

14.  Notes Payable
Notes payable consist of the following:

	December 31,
	2008		2007

Notes payable to banks(1) (2)	Ps.	2,653,799	Ps.	1,100,872
Notes payable to banks denominated in U.S. dollars (3)		1,150,401		349,276
Other denominations (mainly euros)		92,829		76,624

	Ps.	3,897,029	Ps.	1,526,772

As of December 31, 2008 and 2007, approximately Ps. 1,445,878 and Ps. 108,060, respectively, of the notes payable were used to finance low-income housing projects. The notes payable are secured by the real estate inventory of such projects.

The notes payable to banks consist of short-term notes with weighted average variable interest rates of 10.13% and 4.52% in 2008 and 9.13% and 6.55% in 2007, for notes denominated in Mexican pesos and U.S. dollars, respectively.
At December 31, 2008 the Company has available bank credit lines for Ps. 17,662 million.
(1)	Includes Ps. 124,733 and Ps. 57,709 of accrued interest as of December 2008 and 2007, respectively.
(2)	At December 31, 2008 includes Ps. 354,800 of securitization certificates with a maturity date of August 20, 2009, with an interest rate of TIIE plus 1.5 points (10.15% during 2008).
(3)	Includes Ps. 33,549 and Ps. 11,614 of accrued interest as of December 31, 2008 and 2007, respectively.
15.  Accrued expenses and other
Accrued expenses and other consist of the following:

	December 31,
	2008		2007

Accrual for operating expenses	Ps.	1,465,600	Ps.	1,160,825
Services and other		1,306,684		935,072
Accounts payable due to related parties		363,934		411,175
Freight carriers and subcontractors		70,941		49,873
Taxes other than income tax		262,374		221,310

	Ps.	3,469,533	Ps.	2,778,255

16.  Provisions
At December 31, 2008 the composition and changes of principal provisions is as follows:
a) Current:

				Provision
	December 31,			Used and					December 31,
	2007			Transfers	Additions		Reversals		2008
Costs expected to be incurred at the end of the project	Ps.	190,880	Ps.	(91,576)	Ps.	170,116	Ps.	(5,686)	Ps.	263,734
Estimated contract loss		—		—		9,637		—		9,637
Claims		50,445		(37,541)		11,459		(1,371)		22,992
Contingencies and warranty reserves for construction contracts		272,244		(9,894)		66,556		(80,343)		248,563

	Ps.	513,569	Ps.	(139,011)	Ps.	257,768	Ps.	(87,400)	Ps.	544,926

			Provision
	December 31,		Used and						Inflationary		December 31,
	2006		Transfers		Additions		Reversals		Effects		2007

Current provisions	Ps.	716,053	Ps.	(40,927)	Ps.	195,027	Ps.	(327,910)	Ps.	(28,674)	Ps.	513,569

			Provision
	December 31,		Used and						Inflationary		December 31,
	2005		Transfers		Additions		Reversals		Effects		2006

Current provisions	Ps.	801,941	Ps.	(49,054)	Ps.	274,644	Ps.	(277,018)	Ps.	(34,460)	Ps.	716,053

b) Other long-term:
Other long-term liabilities include among other obligations, labor liabilities as of December 31, 2008 and 2007 of Ps. 280,468 and Ps. 590,709, respectively, as well as the following provisions:

	December 31,				Provision		December 31,
	2007		Additions		Used		2008
Contingencies and warranty reserves for construction contracts	Ps.	39,065	Ps.	11,991	Ps.	(13,398)	Ps.	37,658

	December 31,				Provision		Inflationary		December 31,
	2006		Additions		Used		Effects		2007
Contingencies and warranty reserves for construction contracts	Ps.	100,215	Ps.	—	Ps.	(57,074)	Ps.	(4,076)	Ps.	39,065

	December 31,				Provision		Inflationary		December 31,
	2005		Additions		Used		Effects		2006
Contingencies and warranty reserves for construction contracts	Ps.	603,264	Ps.	31,052	Ps.	(508,178)	Ps.	(25,923)	Ps.	100,215

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
17. Derivative Financial Instruments
Derivative financial instruments as of December 31, 2008 and 2007 are composed of instruments that cover interest and exchange rate fluctuations.
a) Interest rate swaps
To mitigate the risk of interest rate fluctuations, ICA uses swaps and/or options to set variable rates to fixed rates. Transactions that fulfill the hedge accounting requirements have been designated as cash flow hedges.
The worldwide financial crisis has caused a general decrease in interest rates, resulting in decreased cash flows from financial instruments and increased liabilities resulting from such instruments.
The following table shows the most significant financial instruments that the Company has contracted as of December 31, 2008 and 2007 to cover interest rate fluctuations through interest rate swaps.

	Notional					Fair value (thousands of Mexican pesos)
	(thousands of	Contracting	Maturity					Feb. 27,
Project	Mexican pesos)	date	date	Rate received	Rate paid	2007	2008	2009

Hedging

RCO	15,500,000	Oct. 2007 / Mar. 2008	Dec. 30, 2023	TIIE28d (8.70%)	8.52%	(21,925)	(43,290)	29,288
RVCV	425,000	Dec. 3, 2008	Dec. 28, 2015	TIIE28d (8.70%)	9.65%	—	(155,476)	(120,799)

Trading
AUNETI	1,718,381	Jun. 11, 2008	Dec. 6, 2027	TIIE28d (8.70%)	9.66%	—	(211,179)	(236,914)
COVIQSA	779,282	Nov. 30, 2007	Nov. 27, 2010	TIIE91d (8.74%)	8.00%	2,699	(13,513)	7,593
RCO	12,975,000	Oct. 2007 / Dec. 2007	Dec. 30, 2023	TIIE28d (8.70%)	4.33% + UDI	(1,629)	(25,795)	7,731
The values shown in the “Rate received” column are as of December 31, 2008.

AUNETI
When financing for the AUNETI project was obtained, the bank charged the Company a one-time commission fee of 1.75% of the total debt amount of Ps. 5,510 million. However, instead of discounting the debt by the commission fee, the Ps. 96.3 million was added to interest rate swap derivatives outstanding with the same bank. Accordingly, the fee will be settled through each exchange made on settlement of the interest rate swaps. Recognition of this transaction resulted in a deferred asset subject to amortization (representing the commission payment) and a derivative financial instrument liability at the beginning of the debt contract. As of December 2008, the unamortized asset is Ps. 90 million, as the difference was amortized to in results.
Even though the swaps related to this project represent economic hedges that eliminate the risk of rate fluctuations, for accounting purposes they were classified under instruments for trading purposes. Because they are related to a project that is in the construction stage, the changes in the fair value derivative liability as of December 31, 2008 of Ps. 163 million is capitalized in other assets as part of the cost of the project (see Note 13).
COVIQSA
When the interest rate swap was entered into, a payment of Ps. 8 million was agreed upon to maintain a fixed 8.0% rate. This payment represented the fair value of the swap at the beginning of the contract. The swap establishes the option to extend the term at the financial agent’s discretion to November 27, 2012; because of this option, the derivative does not meet hedging requirements and thus is classified as a trading derivative with changes in fair value recognized in comprehensive financing result. In this transaction, collateral of Ps. 26 million was established, which will be returned to the Company with the related earned interest.
RCO
(Variable rate to fixed rate)
In October 2007, four swaps that change the profile of variable rate financing to a weighted average fixed rate of 8.52% on a notional amount of Ps. 15,500 million were entered into. These swaps were classified, as of May 2008, as cash flow hedges. The fair value was recognized in comprehensive income within stockholders’ equity.
RCO
(Variable rate to fixed rate plus UDIS)
Revenues from a highway project are derived from rates charged to users that are indexed to inflation. In October and December 2007, two swaps were entered into to change the profile of variable rate financing to a weighted average rate of 4.33% plus UDIS. The notional amount of both swaps is Ps. 12,975 million. These derivatives were classified as derivatives for trading purposes and the fluctuations in fair value are recognized within comprehensive financing result.
Of the interest rate swaps in the table above that are classified as hedging and thus valued through other comprehensive income in stockholders’ equity, estimated losses as of December 31, 2008 of Ps. 35,874 are expected to be reclassified to results within the next twelve months.
b) Interest rate options
The Company enters into options to establish ceilings (CAPs) and floor (FLOORs) on the level of variable interest rates, which provides the Company the benefit of maintaining a reduced rate on financing for its projects. The fair value of all contracted CAPs is lower than the premiums paid, for which reason, the CAPs do not generate unrealized profits to be recognized in equity. Accordingly, for all CAPs disclosed below, the fluctuations in fair value are recognized in comprehensive financing result.
The following table shows the most significant financial instruments that the Company has entered into as of December 31, 2008 and 2007 to cover interest rate fluctuations through interest rate options.

	Notional
	(thousands					Fair value (thousands of Mexican pesos)
	of Mexican	Contracting	Maturity					Feb. 27,
Project	pesos)	date	date	Rate received	Rate paid	2007	2008	2009

Hedging
TUCA (CAP)	1,250,000	Jul 1, 2008	Dec 30, 2014	TIIE91d (8.74%)	11.00%	—	7,482	38,022
VIVEICA (CAP)	500,000	Jul 30, 2008	Aug 19, 2009	TIIE28d (8.70%)	9.00%	—	126	764
La YESCA (CAP)	USD 160,582	Feb 1, 2008 (Feb 1, 2008 novation)	Jun 1, 2012	LIBOR1m (0.44%)	4.50%	37,990	11,731	35,067
La YESCA (FLOOR)	USD 160,582	Feb 1, 2008	Jun 1, 2012	LIBOR1m (0.44%)	2.95%	—	(401,753)	(232,093)
Trading
CONIPSA (CAP)	551,000	Aug 10, 2006	Aug 10, 2010	TIIE28d (8.70%)	8.50%	3,531	1,173	2,901
SAQSA (CAP)	1,187,022	Jan 8, 2008	Jan 20, 2011	TIIE28d (8.70%)	9.00%	—	1,329	4,469
The values shown in the “Rate received” column are as of December 31, 2008.

La YESCA
(CAP and FLOOR)
To protect the La Yesca project from fluctuations in the London Interbank Offered rate (“LIBOR”) (because it is a financed project), two options were entered into in October 2007 establishing a CAP on that rate of 5.5% for a notional amount of up to US $852 million, paying a premium of US $7.33 million. On January 10, 2008, the Company agreed with the financial agent to substitute this CAP with the combination of the purchase of a CAP option and the sale of a FLOOR option, beginning February 1, 2008. The CAP establishes a ceiling of 4.5% on the LIBOR rate and the FLOOR establishes a floor of 2.95%. In order to guarantee its potential obligations under the FLOOR option, the Company was required to establish collateral through a letter of credit of US $6 million. A commission of US $1 million was paid as a result of this restructuring.
In October 2008, the CAP and FLOOR were designated as cash flow hedging instruments. As of December 31, 2008, the fair value of the CAP represented an asset of Ps. 11.7 million (US $0.8 million) and the fair value of the FLOOR represented a liability of Ps. 402 million (US $29.2 million). Fluctuation in the fair value of the FLOOR was recognized in comprehensive income within stockholders’ equity at its intrinsic value of Ps. 331 million (US $24.1 million) while Ps. 70 million was capitalized within other assets as part of the cost of the project. This Ps. 70 million was excluded from the assessment of hedge effectiveness. Intrinsic value, in the case of options, refers to the difference between the exercise price of the option and the market price of the underlying value, provided it is not a negative difference. If the intrinsic value of Ps. 331 recorded within other comprehensive income, estimated losses as of December 31, 2008 of Ps. 37,937 are expected to be reclassified to results within the next twelve months (see Note 13).
c) Exchange rate instruments, FX swaps and options
The following table shows the most significant financial instruments that the Company has contracted as of December 31, 2008 to cover exchange rate fluctuations through FX swaps and options.

								Fair value (thousands of Mexican pesos)
	Notional (thousands		Contracting			Year				Feb. 27,
Project	of Mexican pesos)		date	Maturity date		Ref.	Level	2007	2008	2009

Hedging
Túnel Río de la	79,054 / EUR 5,056		Dec. 24, 2007	Jun. 24, 2015		PS./EUR	15.63	—	21,046	26,247
Compañía (CCS)	Interest on notional					EURIBOR 6M	7.77%
						3.582+0.45%
Costa Azul	USD 22,160		Sep. 3, 2008	Jan. 14, 2009		PS. / USD	10.5802	—	(75,041)	(81,032)
				Feb. 11, 2009			10.6224
				Mar. 11, 2009			10.6645
				Apr. 15, 2009			10.7195
				May 13, 2009			10.7638
				Jun. 10, 2009			10.8070
				Jul. 15, 2009			10.8585
				Aug. 12, 2009			10.8997
				Sep. 9, 2009			10.9410
				Oct. 14, 2009			10.9925
				Nov. 12, 2009			11.0350
				Dec. 9, 2009			11.0750
Costa Azul (KO)	USD 4,512		Sep. 3, 2008	Mar. 11, 2009		PS. / USD	10.90	—	(15,278)	(19,994)
				Apr. 15, 2009
				May 13, 2009
				Jun. 10, 2009
				Jul. 15, 2009
				Aug. 12, 2009
				Sep. 9, 2009
				Oct. 14, 2009
				Nov. 13, 2009
				Dec. 9, 2009
AHMSA	USD 15,000		Sep. 3, 2008	May 29, 2009		PS. / USD		—	(51,745)	(66,827)
Trading
La YESCA	PS. 56,500 / USD 5,000		Apr. 15, 2008	Sep 30, 2010		PS. /USD	11.300	—	(39,313)	(49,155)

	Low level	High level		Low level	High level
La YESCA	USD 61,500	153,750	Aug. 28, 2008	May 22, 2009	May 13, 2011	PS. /USD	11.020	—	(566,866)

La YESCA	20,250	40,500	May 13, 2008	Jan 16, 2009	Jul 23, 2010	PS. /USD	10.935	—	(145,770)

La YESCA	20,250	60,750	Jun. 6, 2008	Jan 16, 2009	Jul 23, 2010	PS. /USD	11.000	—	(215,175)

La YESCA	60,750	162,000	Jun. 3, 2008	Jan 16, 2009	Jul 23, 2010	PS. /USD	11.300	—	(530,497)	—

	Total of the above four								(1,458,308)	(1,779,742)

LA YESCA
(Foreign exchange options)
The La Yesca project’s financing and contract revenue are in U.S. dollars. However, most project costs are incurred in Mexican pesos. Therefore, the project must exchange the US dollars received from the financing to Mexican pesos to cover its obligations in that currency at a certain exchange rate level; therefore, four foreign currency exchange options were entered into from May to August 2008.
The option schemes establish an exchange rate level at which the project exchanges the U.S. dollars obtained from the financing necessary to cover costs and expenses in Mexican pesos at a weighted average exchange rate of Ps. 11.33 per U.S. dollar for the period from July 2008 to July 2010 for the first three options and to April 2011 for the last option. The notional amount for the foreign currency exchange option is established at two levels, which are determined based on the spot exchange rate level compared to the weighted average exchange rate set in the foreign currency exchange options. Accordingly, for spot exchange rate levels lower than Ps. 11.33 per U.S. dollar, the notional amount is limited to U.S. $194.5 million; for spot exchange rate levels higher than Ps. 11.33 per U.S. dollar, the notional was set at U.S. $499.3 million. This notional amount was determined by the Company as the amount that would cover the project’s overall liabilities in Mexican pesos, based on management’s best estimate.
Even though these options represent economic hedges, they are classified as trading. Because the La Yesca project is in the construction stage, the fair value of the option of Ps. 1,498 million as of December 31, 2008 is capitalized within other assets as part of the project cost (see Note 13) and will fluctuate with changes in the fair value of the derivative over its life. The asset will be amortized to results based on the percentage of completion of the related project. As a result of this transaction, in 2008, U.S. $72 million was exchanged at an average exchange rate of Ps. 11.27 per U.S. dollar, which represented a payment of Ps. 49 million that was recognized in the results for the year.
The project designated a letter of credit of up to U.S. $30 million as collateral for the options.
COSTA AZUL Y AHMSA (ICAFD projects)
(Foreign exchange options)
The Company entered into forwards and knock-out forwards for the sale of U.S. dollars. These financial instruments qualify as highly effective cash flow hedges because the contracted amounts are equivalent to the covered liabilities. Estimated losses as of December 31, 2008 of Ps. 142 million are expected to be reclassified to results within the next twelve months; as of December 31, 2007, there were no contracts of this nature.

18. Long-Term Debt
Long-term debt consists of the following:

	December 31,
	2008		2007
Payable in U.S. dollars:

Secured bond, with a fixed annual interest rate of 6.95% and maturity in 2025, to refinance the debt contracted for Corredor Sur, which is guaranteed by toll revenues.	Ps.	2,029,360	Ps.	1,631,925

Syndicated loan of U.S. $910 million to finance the La Yesca hydroelectric project, with maturity in the second quarter of 2012. Borrowings bear interest at LIBOR plus75 and 50 basis points (1.1863% and 0.9363% as of December 31, 2008). US$ 201.8 million has been drawn against the loan. The financing is guaranteed mainly by the rights under the construction contract.		2,779,594		—

Bridge loan for working capital for the construction of the La Yesca hydroelectric project of U.S.$80 million, payable when long-term financing for the project is obtained. The interest rate was LIBOR plus 75 and 50 basis points (5.35% as of December 31, 2007).		—		383,956

Bank loan granted in euros for import purchases, maturing in June 2015, payable in 16 semiannual installments, bearing interest at EUROLIBOR plus a 0.45% margin (3.58% and 5.2056% as of December 31, 2008 and 2007 respectively).		82,780		93,910

Other		132,122		85,009

Payable in Mexican pesos:

Tuneles Concesionados de Acapulco, a subsidiary of the Company, performed a new issuance of securitization certificates, which assigns collection rights and toll revenues of the Acapulco Tunnel. With the resources obtained from this new issuance Ps. 800 million was paid in early payment to the holders of the A Series securization certificates originally issued in June 2005. The term of these issuances is 25 and 17 years. Principal and interest are paid semiannually and bear interest at a rate of TIIE plus 265 basis points and TIIE plus 295 basis points at December 31, 2008 and 2007, respectively (10.6% and 10.41% at December 31, 2008 and 2007, respectively). The loan is guaranteed by a letter of credit of Ps. 75 million as well as with toll revenues.
		1,250,000		800,000

Unsecured loan granted for modernization and extension of the Irapuato — La Piedad highway, maturing in November 2019, bearing interest at TIIE plus 2.5% (11.35% and 10% as of December 31, 2008 and 2007, respectively). The loan is guaranteed with toll revenues.		551,000		480,433

In June 2007, Aeroinvest placed three discounted Europeso bonds for Ps. 2,805 million with a ten-year term. In October 2007, a bond with a principal amount of Ps. 355 million was prepaid. The fixed interest rates on the remaining two bonds for the first seven years are 7.75% and 11.07%, and 9.75% and 13.07% for the remaining three years. Payment of these bonds is guaranteed with the economic rights associated with equity in GACN, guaranteed by Aeroinvest and ICA. The discount paid in placing these bonds was Ps. 215 million and is presented as a reduction of the debt. The effective rate during 2008 and 2007 was 13.79% and 9.34% respectively.
		2,268,765		2,247,263

In June 2007, CONOISA obtained financing of Ps. 430 million for the acquisition of 39% of shares of PMA México. The interest rate is TIIE plus 0.45%, payable quarterly. As of December 31, 2008 and 2007, the interest rate was 8.45 and 8.46%, respectively. The principal payment date began in June 2008 and concludes in February 2012.		376,250		430,000

Consorcio del Mayab, a subsidiary of the Company and holder of the Kantunil – Cancún highway concession, issued 78,858,900 redeemable participation certificates (CPOAs), each equivalent to one UDI, separated into three types. The CPOAs will be amortized over a 17-year period and are payable on February and August 7 of each year. They mature in 2019 and 2020 and bear interest at 9.50%. This loan is guaranteed with toll revenues.		2,339,110		—

	December 31,
	2008		2007
Unsecured loan granted to the subsidiary Concesionaria de Vías Irapuato Querétaro, S.A. de C.V. for modernization and further development of the highway. The loan matures in 2021, and is redeemable quarterly at a rate of 91-day TIIE plus 2%, which as of December 31, 2008 was 9.95%. This loan is guaranteed with toll revenues.		725,977		—

Unsecured loan granted to the subsidiary ICA San Luis, S.A. de C.V. for the construction of the Río Verde – Ciudad Valles highway in San Luis Potosí. The loan is payable in 17 years, matures in 2025, and is redeemable quarterly at a rate of 28-day TIIE plus 180 basis points, which as of December 31, 2008 was 10.7375%. This loan is guaranteed with toll revenues.		425,962		—

Unsecured loan granted to the subsidiary Suministro de Agua de Querétaro, S.A. de C.V. for the construction, operation and maintenance over a 20-year period of the Sistema Acueducto II (water system) of that city. The loan is payable in 17 years, matures in 2024, and is redeemable quarterly at a rate of 28-day TIIE plus 200 basis points, which as of December 31, 2008 was 10.7375%.		293,704		—

Unsecured loan granted to the subsidiary Autovía Necaxa –Tihuatlán S.A. de C.V. for the construction of the Nuevo Necaxa – Avila Camacho section of the highway in the States of Puebla and Veracruz. The loan matures in 2028 and is redeemable quarterly at a rate of 28-day TIIE plus 185 basis points, which as of December 31, 2008 was 9.9525%. This loan is guaranteed with toll revenues.		161,444		—

Fiduciary loan granted to the subsidiary Viveica, S.A. de C.V. for working capital. The loan matures in 2012, bears interest at the TIIE rate plus 295 basis points, which as of December 31, 2008 was 11.68%.		493,549		—

Unsecured loan granted to the subsidiary Ingenieros Civiles Asociados, S.A. de C.V. for the construction of the Naval Specialty Hospital in Mexico City. The loan matures in 2011 and bears interest at a fixed 9% rate.		218,425		—

Others		69,898		26,158

		14,197,940		6,178,654
Current portion		(273,422)		(188,560)

	Ps.	13,924,518	Ps.	5,990,094

The scheduled maturities of long-term debt as of December 31, 2008 is as follows:

Year Ending
December 31,
2010	Ps.	537,992
2011		371,261
2012		3,696,320
2013		451,607
2014		435,243
2015 and thereafter		8,432,095

	Ps.	13,924,518

Long-term debt and other agreements of the Company’s subsidiaries mentioned in this note and in Note 14 above provide for various covenants that restrict the ability of certain subsidiaries of the Company to incur additional indebtedness and capital lease obligations, issue guarantees, sell fixed and other non-current assets and make capital distributions to the Company, as well as require compliance with certain other financial ratios. These financial ratios include: the ratio of total liabilities to equity; the ratio of current assets to current liabilities; the ratio of current assets less affiliated accounts receivable to current liabilities; and the ratio of operating earnings plus depreciation to net financing expenses. For the years ended December 31, 2008 and 2007, the Company and its subsidiaries were in compliance with such covenants.

19.  Foreign Currency Balances and Transactions
a. The monetary position in foreign currencies of the Company’s Mexican subsidiaries is as follows:

	December 31,
	2008			2007
	Foreign			Foreign
	Currency	Mexican Peso		Currency	Mexican Peso
Currency	Balances	Equivalent		Balances	Equivalent
	(Thousands)			(Thousands)	(Nominal Value)
U.S. dollars:
Assets	$422,475	Ps.	5,781,568	$369,518	Ps.	4,020,169
Liabilities	(428,228)		(5,898,211)	(228,036)		(2,492,319)

Net (liability) asset position	$(5,753)	Ps.	(116,643)	$141,482	Ps.	1,527,850

b. The non-monetary assets purchased in foreign currencies by the Company’s Mexican subsidiaries are as follows:

	December 31,
	2008			2007
	Foreign			Foreign
	Currency	Mexican Peso		Currency	Mexican Peso
	Balances	Equivalent		Balances	Equivalent
	(Thousands			(Thousands
	of U.S. dollars)			of U.S. dollars)
Machinery and equipment	$26,945	Ps.	359,807	$46,421	Ps.	505,037
Inventories	565		7,739	7,191		78,234
c. Condensed financial information of foreign subsidiaries expressed in thousands of U.S. dollars is as follows:

	December 31,
	2008	2007
Current assets	$184,264	$198,413
Non-current assets	236,937	301,259
Total liabilities	(325,234)	(318,109)

Net assets	$95,967	$181,563

d. Transactions in thousands of U.S. dollars are as follows:

	December 31,
	Year Ended
	2008	2007	2006
Exports	$87,480	$203,939	$16,104
Purchases	234,758	1,013,750	51,222
Interest expense	8,390	39,938	97,908
e. Pertinent exchange rate information at the date of the consolidated balance sheets is as follows:

	December 31,
	2008				2007
U.S. dollar currency exchange	Buy		Sell		Buy		Sell

Interbank rate	Ps.	13.6850	Ps.	13.7750	Ps.	10.8795	Ps.	10.9295
f. As of May 22, 2009, the interbank buy and sell exchange rates were Ps.13.1725 and Ps. 13.2025, respectively.

20.  Income and Asset Taxes
The Company is subject to ISR on a consolidated basis with its subsidiaries, and beginning January 1, 2008, on an individual basis with those subsidiaries that incur IETU.
a. Income taxes expense is as follows:

	Year Ended December 31,
	2008		2007		2006
Income tax expense:
Current	Ps.	105,326	Ps.	203,028	Ps.	240,359
Deferred		(60,376)		(453,324)		484,174
IETU:
Current		138,270		—		—
Deferred		286,910		1,535,653		—
Change in valuation allowance		(91,126)		658,382		(326,791)
Translation effects of foreign subsidiaries		(9,344)		5,524		—

	Ps.	369,660	Ps.	1,949,263	Ps.	397,742

b. The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of net income before income tax is as follows:

	Year Ended December 31,
	2008	2007	2006
	%	%	%
Statutory rate	28.00	28.00	29.00
Foreign subsidiaries net operating results	2.55	(13.56)	(4.66)
Inflationary and monetary fluctuation effects	(15.47)	35.70	5.56
Tax consolidation effects	(11.20)	(30.49)	19.18
Other	(0.81)	(1.74)	(0.68)

	3.07	17.91	48.40
Change in valuation allowance	(7.88)	17.61	(21.34)
IETU	36.80	131.88	—

Effective rate	31.99	167.40	27.06

c. The main items comprising the asset (liability) balance of deferred income taxes are as follows:

	December 31,
	2008		2007
Liabilities:
Costs and estimated earnings in excess of billings on uncompleted contracts and other	Ps.	(324,689)	Ps.	(487,344)
Inventories		(10,984)		—
Property, plant and equipment		(3,891)		(951)
Intangible assets from labor obligations		—		(83,127)
Investment in concessions		(418,636)		—

		(758,200)		(571,422)

	December 31,
	2008		2007
Assets:

Accrued expenses and reserves		185,149		138,133
Advances from customers		142,546		171,341
Real estate inventories		37,275		31,158

		364,970		340,632

Deferred income tax liabilities		(393,230)		(230,790)
Tax loss carryforwards in consolidated tax reporting		858,215		786,118
Tax loss carryforwards in unconsolidated tax reporting		304,457		343,970
Asset tax		2,306,532		2,267,802

Total net deferred tax asset		3,075,974		3,167,100
Valuation allowance		(3,075,974)		(3,167,100)

Net deferred tax asset	Ps.	—	Ps.	—

d. The main items comprising the liability balance of deferred IETU at December 31, 2008 and 2007 are as follows:

	December 31,
	2008		2007
LIABILITIES:
Customers	Ps.	(1,389,756)	Ps.	(118,772)
Inventories, net		(200,278)		(10,212)
Real estate inventories		(256,290)		(194,838)
Investment in concessions		(1,170,359)		(828,300)
Property, plant and equipment, and others		(906,351)		(455,497)

Total liabilities		(3,923,034)		(1,607,619)

ASSETS:
Notes payable		626,047		—
Provisions		376,072		70,872
Tax credits permitted by IETU law		853,377		—

Total assets		1,855,496		70,872

Liabilities net	Ps.	(2,067,538)	Ps.	(1,536,747)

e. In accordance with Mexican tax law, tax losses restated by the NCPI may be carried forward for a period of ten years, from the year after they were generated. The amount of the Company’s consolidated asset tax credits and consolidated tax loss carryforwards and expiration dates as of December 31, 2008, are as follows:

Year of	Asset tax		Tax loss
Expiration	credits		carry forwards

2009	Ps.	496,097	Ps.	—
2010		446,358		—
2011		361,395		407,153
2012		133,621		355,469
2013		105,184		—
2014		82,614		904,921
2015		101,190		—
2016		62,318		1,203,084
2017		241,827		—
2018		—		194,428

	Ps.	2,030,604	Ps.	3,065,055

f. The balances of stockholders’ equity tax accounts at December 31, 2008 and 2007 are as follows:

	December 31,
	2008		2007
Contributed capital account	Ps.	22,243,131	Ps.	19,284,451
Net consolidated tax profit account		10,247,141		9,559,618

Total	Ps.	32,490,272	Ps.	28,844,069

21. Commitments and Contingencies
a. At December 31, 2008, certain subsidiaries of the Company are party to lawsuits incidental to their business, which the Company’s management believes will be resolved in favor of the Company.
b. Malla Vial de Colombia- In January 2000, ICA presented an arbitration demand against the Institute for Urban Development of the Capital District of Bogota, Colombia (“IDU,” its acronym in Spanish), in which ICA claimed payment of works executed, additional costs and the termination and liquidation of the public works contract for the refurbishment of the Malla Vial street network in Bogota (the “Contract”), for contract breach by the IDU and because an economic disequilibria established in the Contract had occurred. In April 2002, the Arbitration Tribunal issued an arbitration award finalizing the process and ordering compensation for the claims by the parties. This arbitration award resulted in a net balance of U.S.$2.7 million in favor of the IDU and set forth the criteria for the termination of the Contract.
In September 2004, IDU filed a legal recognition proceeding with a judge in Mexico City to demand the payment of approximately US$2.7 million, plus legal costs and expenses. Although ICA attempted to challenge the arbitration award, the legal order was upheld under which ICA must pay IDU the amount of 5,092,642,293 Colombian pesos or the equivalent in Mexican pesos. However, this ruling did not require ICA to pay interest, expenses or costs; the amount payable has therefore been accrued.
On January 8, 2009, the Mexico City judge issued a ruling recognizing that ICA made the ordered payment; accordingly, the lawsuit was closed.
After the issuance of the arbitration award, and prior to it being executed, both the IDU and ICA made further formal reciprocal claims. In a separate proceeding related to the same claim, the IDU brought a claim for liquidated damages for breach in the amount of approximately U.S. $4.7 million and made a claim against the bonding company for the return of the advance payment that had not yet been applied. ICA not only challenged these new claims by the IDU, it also demanded indemnification in the amount of U.S. $8.7 million as well as damages caused by the inability to execute public works in Colombia, payment due for various works executed, and interest and other expenses that were not included in the arbitration totaling U.S.$9.1 million. In December 2004, an administrative tribunal decreed the inclusion of all the causes of action initiated by ICA into one case. In February 2006, the administrative tribunal ruled in favor of the IDU with respect to its claim against the bonding company.
In December 2004, an Administrative Court ordered the consolidation of all the proceedings filed by ICA into a single lawsuit to enable them to be jointly processed. Evidence is currently being submitted in this process. In the case of the executory action filed by IDU with regard to the contractual penalty, in February 2006, the Administrative Court overturned a proceeding for annulment filed by the bonding company. The Administrative Court ordered that the executory action filed to collect the compliance policy be suspended for three years because it accepted the arguments submitted by ICA whereby final verdicts must be issued for these lawsuits before determining whether the policy can be collected.
c. In 1994 Servicio Metropolitano, S.A. de C.V. (“SERVIMET”) sued the Company for breach of contract. In September 2001, a final verdict was issued whereby the Company was ordered to pay the principal and ancillary charges, which, according to its attorneys, total Ps. 32 million (face value). SERVIMET has filed a claim against the the amount of the fine, requesting the equivalent of 10% of the total contract amount, as well as the fees paid for the supervision of Ps. 382. ICA appealed this claim and is currently awaiting the court’s verdict, which is expected to be favorable at least regarding the payment of the supervision fee. Notwithstanding the above, the Company has provisioned the amount of Ps. 34 million, which includes the principal and related ancillary charges.
d. As part of the closing and settlement process of the El Cajón Hydroelectric Project, CIISA and the CFE have agreed to submit to arbitration the items where they have been unable to reach agreement in regards to the work contract. Accordingly, on December 28, 2007, CIISA filed an arbitration request with the International Arbitration Court of the International Chamber of Commerce. In February 2008, the CFE appointed its arbitrator with this Court.

e. A lawsuit has been filed against the Ciudad Juárez Airport, challenging the assertion of the ownership of the land occupied by the airport (240 hectares), and, if a change in ownership is not possible, seeking the payment of compensation for damages and lost profits. Payment sought is for a total of U.S. $120 million (Ps. 1,653,000). At the date of these financial statements, a verdict has been issued whereby this lawsuit has been resolved and which instructs the airport to return the land, consequently declaring the payment claim invalid. However, the contingency remains in effect because an appeal has been filed by each party, and the outcome of such appeals has yet to be determined. If the verdict goes against the airport, it is believed that any adverse effects will be absorbed by the Mexican federal government, as established in the airport concession title. Accordingly no provision has been accrued by the Company.
Additionally, there are administrative-law enforcement proceedings against Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de Zihuatanejo, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V and Aeropuerto de Ciudad Juárez, S.A. de C.V., to settle tax liabilities involving property taxes. Restated liabilities to May are approximately Ps.59.5 million; Ps.10.2 million, Ps. 1.02 million and Ps.1.8 million, respectively. The Airports filed for the annulment of these proceedings and those filings remain to be ruled on. There are no rulings on the merits of these matters; in the case of Reynosa, the substantive rulings are expected, whereas in Tampico the suspension incident is expected to be ruled on and a hearing for the main proceeding summoned. Finally, in Zihuatanejo, the writ of injunctive relief filed by the Airport regarding the payment requested for the period from the fourth bimonthly period of 1996 to the fourth bimonthly period of 2001 for Ps.8.6 million was granted, and upheld by the Superior Court. The Superior Court also issued a new ruling declaring the annulment of the collection requirement for that period and is expected to rule on the annulment filed for other periods (fifth bimonthly period of 2001 to second bimonthly period of 2006) for a payment of Ps.2.8 million.
f. The subsidiary Consorcio del Mayab (Autopista Kantunil Cancún) excluded the investment in highway and supplemental works when calculating its tax on assets basis because it believes that once the concession term concludes, these assets will be reverted to the Mexican government. This criterion was accepted by the tax authorities for the 2000 tax year and must be obtained for subsequent years.
g. Performance guarantees — In the normal course of business, the Company is required to secure construction obligations, mainly related to the completion of construction contracts or the quality of its work, by granting letters of credit or bonds. At December 31, 2008, the Company had granted such letters of credit and bonds to its customers for Ps. 10,335 and U.S.$557 million, respectively.
Certain affiliated companies have requirements to guarantee their obligations and responsibilities under certain concession arrangements and construction contracts, for which bonds and letters of credit in the amount of Ps. 85 million and U.S.$19 million have been entered into.
h. GACN is obligated to make investments in and perform improvements to concessioned assets according to the five-year Management Development Program (“MDP”) established in the concession title. At December 31, 2008, the total amount allocated for investments in fixed assets and improvements to concessioned goods was Ps. 2,484,917 (Ps.1,890,102 historical pesos of September 2004), which represents the investment to be made over the following five years according to the MDP. In the year ended December 31, 2008, GACN did not carry out the planned investment corresponding to the system for inspection of documented luggage, because the provision of this service had not been formally defined between GACN and the airlines. The amount of this investment is for Ps. 572,309. The estimated amount of future investments under the MDP as of December 31, 2008, of Ps.1,195,216, assumes the investment in the documented luggage inspection system will be made in 2009 and 2010.
Remaining future commitments through the next renewal of the MDP is integrated as follows:

Year	Amount

2009	Ps.	505,733
2010		689,483

	Ps.	1,195,216

i. In October 2008, GACN acquired the shares of Consorcio Grupo Hotelero T2, S. A. de C. V. As a result of this acquisition, GACN assumed the commitments established in the lease contract executed with Aeropuerto Internacional de la Ciudad de México (Mexico City International Airport (“AICM”)) for a 20-year period to build, maintain and operate a hotel and make use of commercial areas in Terminal 2 of the AICM. The lease was set at the minimum guaranteed revenue (“IMG”) of Ps.18,453 per year, plus an annual 18% share of the gross revenues obtained. The IMG will be adjusted annually based on the Mexican NCPI.
22. Stockholders’ Equity
a.
At December 31, 2008, the authorized common stock of the Company is Ps.6,949,869 (including treasury shares, in nominal pesos) with a single class of common stock without par value, comprised of the following:

	Shares	Amount
Subscribed and paid shares	493,203,752	$6,833,873
Shares held in treasury	12,069,093	115,996

	505,272,845	$6,949,869

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
On April 3, 2008 the Board of Directors proposed to approve the number of shares that represent the Company’s minimum fixed capital as 34,687,769. The resulting average theoretical value of such shares derived from the consolidation regime was Ps.13.8582872024 per each subscribed and paid-in share. Consequently, the Company’s minimum fixed capital amounts to Ps.480,713. Variable capital is unlimited.
b.
At the Stockholders’ Ordinary General Meeting on April 3, 2008, April 27, 2007 and April 6, 2006, the stockholders approved the results of operations for the years ended December 31, 2007, 2006 and 2005, respectively.

c.
During 2008 and 2007, the Company acquired 2.44% and 3.13% of the shares of the minority interest in Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. for Ps.166,360 and Ps.491,906 (par value) respectively; additionally, during 2007, the Company acquired minority interest representing 21.43% of Autopista del Occidente, S.A. de C.V. for Ps.26,484 (par value), both consolidated subsidiaries. Because it was considered a transaction between stockholders of the same economic entity, the excess paid above book value of the acquired shares was recorded as a stockholders’ equity distribution.

d.
During a Stockholders’ Extraordinary General Meeting held on August 30, 2007, the stockholders agreed to the following: i) increasing variable common stock up to an amount equivalent to U.S. $550 million and issuing up to 90,000,000 representative unsubscribed shares for placement with the public in Mexican and foreign markets; ii) accepting the waiver expressed by the stockholders’ representatives of the right of first refusal to subscribe the new shares as described above; and iii) performing a public offering of the shares representing the approved common stock increase.

e.
At the Board of Directors’ meeting on November 7, 2005, various measures were taken to ensure compliance with the resolutions taken by the Stockholders’ Extraordinary General Meeting of July 14, 2005, including the reduction of the total number of outstanding shares, without reducing overall common stock, by issuing one new share for every six shares outstanding.

f.
At the Stockholders’ Ordinary General Meeting of November 17, 2003, the issuance of 13,869,676 shares at no par value to comply with the commitments of the stock option plan and employee bonus plan (discussed in insert g. below) was approved. On December 13, 2005, 166 treasury shares designated for the option plan were transferred to the share plan, to enable Company officers and employees to acquire shares.

At December 31, 2005, the number of shares held in treasury assigned to meet the Company’s obligation under the employee bonus plan was 9,647,899. During 2007 and 2006, 2,219,396 and 1,088,917, respectively, shares were issued to employees of ICA, thereby resulting in a balance in treasury shares at December 31, 2008 designated for the employee bonus plan of 6,339,586 shares.

g.
At the Ordinary General Stockholders’ meeting of March 31, 2000, the stockholders agreed to establish an employee stock option plan. The option plan will be effective for ten years. Under the option plan, ICA’s employees were able to acquire the treasury shares at the quoted market price of the day before the grant date, which may not be lower than Ps.22.50 (pesos per share). The term for exercising the option is seven years. Shares obtained through options may only be sold in Mexico through the Mexican Stock Exchange, by following the Mexican Law provisions related to confidential information. The maximum annual amount of options for the purchase of shares that may be granted may not exceed 1.5% of the total amount of outstanding shares at December 31 of the previous year.

At the Ordinary General Stockholders’ meeting held on April 16, 2004, the stockholders approved a resolution amending the Company’s employee stock option plan. The resolution terminated the issuance of future options under the plan and amended past grants to lower the exercise price on all grants to Ps.22.50 (pesos per share). Since inception of the plan, 4,160,307 shares held in the Company’s treasury were designated for subscription under the employee stock option plan. During 2008, 2007 and 2006, 151,845; 633,032 and 1,431,302 shares were exercised, plus 166 shares transferred from the option to the share plan. At December 31, 2008, the number of shares held in treasury for the option plan is 751,507 shares.
h.
During 2008, the Company repurchased from the stock market 4,978,000 of its own shares for Ps.68,976. Under securities law, the Company has one year from the date of purchase to place the shares in the market again, otherwise such shares are considered constructively retires. The market price per share as of December 31, 2008, is Ps.22.89.

i.
Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. Any tax paid on such distribution may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

j.	At December 31, 2007, majority stockholders’ equity at historical and restated values was as follows:

	2007
	Historical		Restatement		Total
Common stock	Ps.	6,901,841	Ps.	475,882	Ps.	7,377,723
Additional paid-in capital		6,113,434		231,802		6,345,236
Reserve for repurchase of shares		750,531		—		750,531
Accumulated deficit		(133,227)		125,880		(7,347)
Excess from restatement of capital		—		14,411		14,411
Other accumulated comprehensive income		20,702		—		20,702

	Ps.	13,653,281	Ps.	847,975	Ps.	14,501,256

23. Minority Interest in Consolidated Subsidiaries
Minority interest consists of the following:

	December 31,
	2008		2007
Common stock	Ps.	3,198,364	Ps.	3,653,152
Retained earnings		645,307		577,838
Excess from restatement of capital		—		130,892

	Ps.	3,843,671	Ps.	4,361,882

The fluctuation in the minority interest mainly occurs because of the effects of the dividends received and the effects of gross proportionate consolidation.
24. Other (Income) Expense, Net
a. Other (income) expense, net, consists of the following:

	Year Ended December 31,
	2008		2007		2006
Gain on sale of investments in shares	Ps.	(6,760)	Ps.	(7,465)	Ps.	(11,856)
Reversal of allowance for doubtful accounts from sale of investment in shares in affiliated companies (Torre Mayor)		—		(67,975)		—
Reversal of value-added tax from concessioned highways		—		10,571		—
Reversal of taxes due to the deconsolidation of previously controlled companies from tax consolidation		—		—		(37,035)
(Gain) loss on sales of property, plant and equipment		(10,611)		667		5,946
Gain on contract settlement		(39,098)		—		—
Other		(29,395)		9,681		(16,802)

		(85,864)		(54,521)		(59,747)
Statutory employee profit sharing		15,445		31,815		147,420

	Ps.	(70,419)	Ps.	(22,706)	Ps.	87,673

b. Statutory employee profit sharing expense is as follows:

	Year Ended December 31,
	2008		2007		2006
Current	Ps.	82,316	Ps.	27,140	Ps.	102,729
Deferred		(66,871)		4,675		44,691

	Ps.	15,445	Ps.	31,815	Ps.	147,420

c. The main items comprising the asset (liability) balance of deferred statutory employee profit sharing at December 31, 2008 and 2007 are as follows:

	December 31,
	2008		2007
Deferred PTU assets:
Inventory	Ps.	53,377	Ps.	39,902
Depreciation of property, plant and equipment		458		314
Provisions		92,237		97,359
Advances from customers		106,871		43,434

		252,943		181,009

Deferred PTU liability:
Cost and estimated earnings in excess of billings on uncompleted contracts		(266,131)		(156,161)
Investment in concessions		95		(104,135)
Other		(913)		(1,590)

		(266,949)		(261,886)

Total liability	Ps.	(14,006)	Ps.	(80,877)

25. Comprehensive Financing Cost
Comprehensive financing cost is detailed as follows:

	December 31, 2008
					Project		Results
	Total		Capitalized		Financing		of Operations
Interest expense	Ps.	1,378,639	Ps.	175,251	Ps.	178,420	Ps.	1,024,968
Interest income		(439,221)		(869)		(8,719)		(429,633)
Exchange loss (gain)		53,493		12,785		193,958		(153,250)
Derivative financial instruments		55,816		—		27,246		28,570

Total	Ps.	1,048,727	Ps.	187,167	Ps.	390,905	Ps.	470,655

	December 31, 2007
					Project		Results
	Total		Capitalized		Financing		of Operations
Interest expense	Ps.	1,086,615	Ps.	128,652	Ps.	—	Ps.	957,963
Interest income		(533,017)		(6,586)		—		(526,431)
Exchange (gain) loss		(86,075)		882		—		(86,957)
Loss (gain) from monetary position		20,729		(12,734)		—		33,463
Derivative financial instruments		41,492		—		—		41,492

Total	Ps.	529,744	Ps.	110,214	Ps.	—	Ps.	419,530

	December 31, 2006
	Total		Total		Total		Total
Interest expense	Ps.	1,285,946	Ps.	40,800	Ps.	512,294	Ps.	732,852
Interest income		(584,940)		(948)		(58,832)		(525,160)
Exchange gain		(60,636)		(63)		(23,181)		(37,392)
Loss (gain) from monetary position		45,563		(5,624)		52,658		(1,471)

Total	Ps.	685,933	Ps.	34,165	Ps.	482,939	Ps.	168,829

26. Related Party Transactions
a. Transactions with related parties, carried out in the ordinary course of business, were as follows:

	Year Ended December 31,
	2008		2007		2006
Construction revenues(1)	Ps.	612,819	Ps.	201,073	Ps.	31,550
Services rendered(2)		220,708		82,977		3,993
Royalties(3)		114,450		110,888		112,000
Interest income(4)		5,310		18,448		9,210
Equipment leasing expense(5)		65,971		89,816		68,835
General and administrative expenses(6)		26,837		21,460		58,283
Financing cost(7)		—		7,758		6,548
Service cost(8)		37,746		66,086		42,904

(1)
In 2008, this amount consisted of construction services provided from the Company to RCO for Ps. 213,701 and engineering services from ICAFD to Fluor Daniel de México for Ps.399,118; in 2007 and 2006, the amount represented engineering services from ICAFD to Fluor Daniel de México for Ps.201,073 and Ps.31,550 respectively.

(2)
In 2008, this amount primarily consisted of administrative services provided from ICA Infraestructura to RCO for Ps.208,635. In 2007, the amount primarily consisted of services to RCO for Ps.70,225, to SAQSA, for Ps.3,751 and to Solentanche for Ps.3,758. In 2006, the amount primarily consist of services provided to Fundación ICA for Ps.3,170.

(3)	Royalties consist of amounts paid for using the trademark Fluor Daniel Mexico, an affiliate of Fluor Corporation.

(4)
This amount in 2008 consisted on interest from ATGASA to AUCOVEN for Ps.5,310. In 2007, interest was collected from La Peninsular for Ps. 13,173, and Ps.5,275 was earned on the AUCOVEN investment. In 2006, the amount includes interest collected from AUCOVEN and La Peninsular for Ps.5,431 and Ps.3,578, respectively.

(5)	Represents rental payments to AMECO Services, S. de R. L. de C. V., a related party of Fluor Co.

(6)	Consist principally of administrative services provided by related parties of Fluor Co.

(7)	In 2007, this amount primarily consisted of services provided to Aeropuerto de Paris for Ps 7,369. In 2006, the amount consisted mainly of interest payable to Aeropuerto de Paris for Ps.6,548.

(8)
In 2008, this amount primarily consisted of systems services for Ps. 23,038 provided by Fluor Daniel Latin America, and administrative services for Ps.10,320. For 2007, primarily consisted of system services for Ps.17,447, provided by Fluor Daniel Latin America, administrative services received for Ps.10,888 from La Peninsular and services provided by Instalaciones Elemsa, S.A. de C.V. for Ps.34,522. In 2006, this amount includes subcontracts and services provided by entities with employees related to key Company officers as follows: (i) Ps.10,418 AQ Industrial, S.A. de C.V.; (ii) Ps.19,481 Elementos Eléctricos, S.A. de C.V.; (iii) Ps.8,823 TPL de México, S.A. de C.V.; (iv) Ps.533 Arquitectura y Comunicación Gráfica, S.A. de C.V. and (v) Ps.3,648 White & Case, S.C.

b. For the years ended December 31, 2008, 2007 and 2006, the aggregate compensation of our directors and executive officers paid or accrued for services in all capacities was approximately Ps. 131 million, Ps. 93 million and Ps. 113 million, respectively. We pay non-management directors Ps. 40,000(nominal value) net of taxes for each board meeting, corporate practices committee meeting or audit committee meeting they attend. Additionally we paid Ps. 5,000 net of taxes to the non-management directors and president of the Board of Directors.
27. Employee benefits
In 2006, the Company created a defined benefit pension plan covering all active employees aged more than 65, who are part of the board of Empresas ICA, S.A.B. de C.V. and have a minimum of 10 years’ of service as a member of the board prior to their retirement. These employees are entitled to the benefits at the age of 55, with gradual reductions of the salaries considered for pension purposes. Beginning January 1, 2008, the plan deferred the early retirement age an additional two years.
The consolidated net cost of the period of obligations derived from the pension plan, severance payments and seniority premiums was Ps. 136,904, Ps. 109,499 and Ps. 55,496 in 2008, 2007 and 2006, respectively, and are as follows:

	Year Ended December 31,
	2008		2007		2006
Labor cost	Ps.	39,851	Ps.	34,843	Ps.	29,393
Financial cost		26,901		26,361		9,196
Yield on plan assets		(1,215)		(387)		(335)
Net actuarial loss		71,367		—		—
Unrecognized items		—		48,682		17,242

Net cost of the period	Ps.	136,904	Ps.	109,499	Ps.	55,496

The current values of obligations and the rates used in the calculation of the pension plan and seniority premiums are as follows:

	December 31,
	2008		2007
Vested benefit obligation	Ps.	(280,822)	Ps.	(584,266)

Non vested benefit obligation	Ps.	(440,062)	Ps.	(615,474)
Plan assets		18,568		7,698

Underfunded status	Ps.	(421,494)	Ps.	(607,776)

Unrecognized items:
Unrecognized actuarial gain and losses	Ps.	39,644	Ps.	393,923
Prior services and plan modifications		11,069		(8,823)
Transition obligation		89,959		42,932

	Ps.	140,672	Ps.	428,032

Net projected liability	Ps.	(280,822)	Ps.	(179,744)
Intangible asset		—		(404,522)

Actual rates used in actuarial calculations:

	2008	2007
	%	%

Discount rate of the projected benefit obligation at present value	8.00%	5.00%
Salary increase	5.00%	1.50%
Yield on plan assets	9.50%	6.50%
Unrecognized items are charged to results based on the average remaining service life of employees.
The present values of obligations of the pension plan and seniority premiums are as follows:

	2008

Present values of obligations of the pension plan as of January 1, 2008	Ps.	(179,744)
Actuarial service labor cost		(39,851)
Financial cost		(26,901)
Actuarial loss of the obligations		(5,272)
Prior service cost		(29,054)

Present values of obligations of the pension plan as of December 31, 2008	Ps.	(280,822)

28. Business Segment Data
For management purposes, the Company is organized into four segments and six major operating divisions, which are: Civil Construction, Industrial Construction, Rodio-Kronsa, Housing Development, Infrastructure and Corporate and Other. The divisions are the basis on which the Company reports its primary segment information. Operating segment information is presented based on the management approach required by Bulletin B-5, Financial Information by Segment, issued in April 2003. The principal products for each of the operating segments are summarized below:

Operating Segment	Principal Products

Construction

Civil construction	Heavy construction projects such as highways, bridges, tunnels and dams, urban and housing construction, including transportation construction such as subway systems, shopping centers and automobile parking facilities

Industrial construction	Industrial construction such as energy generating and petrochemical plants

Rodio — Kronsa	Hydraulic construction projects, building, transportation and environmental infrastructure and geotechnology services

Housing development	Development, trading, ownership, sale, assistance, operation and administration of housing development

Infrastructure	Operation and maintenance of concessioned airports, highways, bridges and tunnels, water supply systems, and waste treatment

Corporate and other	Corporate services

A summary of certain segment information is as follows (amounts may not add or tie to other accompanying information due to rounding):

	Construction								Housing				Corporate					Intersegment	Total
	Civil		Industrial		Rodio-Kronsa		Subtotal		Development		Infrastructure		and Other		Total Segments			Eliminations	Consolidated
2008:
External revenues	Ps.	11,402,252	Ps.	8,303,940	Ps.	1,679,791	Ps.	21,385,983	Ps.	2,548,296	Ps.	3,840,190	Ps.	49,611	Ps.	27,824,080	Ps.	(581,057)	Ps.	27,243,023
Intersegment revenues		3,279,424		669,576		454,858		4,403,858		26,117		3,561,962		461,365		8,453,302		581,057		9,034,359
Operating (loss) income		347,906		225,647		12,845		586,398		218,103		1,276,778		(34,341)		2,046,938		(58,722)		1,988,216
Financing cost (income)		(304,198)		(140,607)		13,656		(431,149)		5,366		745,905		153,165		473,287		(2,632)		470,655
Income tax expense (benefit)		159,442		100,966		546		260,954		17,130		480,702		(183,310)		575,476		(205,816)		369,660
Statutory employee profit sharing expense		67,279		46,448		—		113,727		—		(100,463)		2,181		15,445		—		15,445
Share in operations of associated companies		(20,336)						(20,336)				(416,760)		5,436		(431,660)		(947)		(432,607)
Segment assets		15,294,595		4,954,904		1,405,979		21,655,478		5,697,321		26,891,125		16,982,789		71,226,713		(19,149,894)		52,076,819
Investments in associated companies		107,131				1,872		109,003		1,761		59,832		14,585,509		14,756,105		(14,509,814)		246,291
Segment liabilities(1)		7,744,183		3,045,209		981,755		11,771,147		1,247,488		4,468,882		2,522,087		20,009,604		(4,718,414)		15,291,190
Capital expenditures(2)		963,548		83,948		59,464		1,106,960		66,435		6,267,158		37,745		7,478,298		—		7,478,298
Depreciation and amortization		215,778		68,810		83,606		368,194		7,505		562,124		264		938,087		15,933		954,020

	Construction								Housing				Corporate					Intersegment	Total
	Civil		Industrial		Rodio-Kronsa		Subtotal		Development		Infrastructure		and Other		Total Segments			Eliminations	Consolidated
2007:
External revenues	Ps.	7,743,589	Ps.	8,036,097	Ps.	1,894,307	Ps.	17,673,993	Ps.	2,169,189	Ps.	2,734,588	Ps.	159,934	Ps.	22,737,704	Ps.	(248,685)	Ps.	22,489,019
Intersegment revenues		336,646		590,458		(31,605)		895,499		1,788		1,701,315		442,903		3,041,505		248,685		3,290,190
Operating (loss) income		156,444		307,205		60,738		524,387		224,437		839,447		(23,202)		1,565,069		(14,661)		1,550,408
Financing cost (income)		234,028		(64,592)		8,541		177,977		1,121		129,399		130,500		438,997		(19,467)		419,530
Income tax expense (benefit)		207,406		77,935		20,527		305,868		282,019		990,051		187,106		1,765,044		184,219		1,949,263
Statutory employee profit sharing expense		(4,236)		23,650		—		19,414		(1,147)		9,340		4,208		31,815		—		31,815
Share in operations of associated companies		(268)		—		—		(268)		—		(16,793)		27,889		10,828		—		10,828
Segment assets		8,229,483		4,307,301		1,309,661		13,846,445		3,385,972		19,900,375		18,828,870		55,961,662		(19,776,255)		36,185,407
Investments in associated companies		64,291		—		114		64,405		1,761		55,753		15,309,692		15,431,611		(15,218,079)		213,532
Segment liabilities(1)		2,899,803		2,810,405		877,968		6,588,176		801,491		2,586,961		3,552,022		13,528,650		(4,289,700)		9,238,950
Capital expenditures(2)		415,394		79,471		124,531		619,396		57,416		4,705,574		10,951		5,393,337		—		5,393,337
Depreciation and amortization		107,114		64,430		65,494		237,038		19,056		429,115		13,107		698,316		—		698,316

	Construction								Housing				Corporate					Intersegment	Total
	Civil		Industrial		Rodio-Kronsa		Subtotal		Development		Infrastructure		and Other		Total Segments			Eliminations	Consolidated
2006:
External revenues	Ps.	9,599,451	Ps.	7,855,484	Ps.	1,625,172	Ps.	19,080,107	Ps.	1,593,495	Ps.	2,107,278	Ps.	87,152	Ps.	22,868,032	Ps.	(154,349)	Ps.	22,713,683
Intersegment revenues		910,523		250,629		1,558,602		2,719,754		203,416		964,655		453,737		4,341,562		154,348		4,495,910
Operating (loss) income		417,355		297,253		78,018		792,626		164,425		756,847		(26,356)		1,687,542		15,998		1,703,540
Financing cost (income)		80,321		(78,556)		7,864		9,629		23,785		173,279		(26,896)		179,797		(10,968)		168,829
Income tax expense (benefit)		2,818		120,201		26,717		149,736		14,048		213,027		175,429		552,240		(154,498)		397,742
Statutory employee profit sharing		64,363		39,705		—		104,068		1,236		42,116		—		147,420		—		147,420
Share in operations of associated companies		7,933		—		104		8,037		1,831		4,767		7,803		22,438		—		22,438
Segment assets		16,438,473		3,832,904		1,213,575		21,484,952		2,423,781		14,433,049		12,934,178		51,275,960		(13,423,654)		37,852,306
Investments in associated companies		28,026		—		20,140		48,166		1,770		55,142		10,194,800		10,299,878		(10,130,942)		168,936
Segment liabilities(1)		4,168,511		2,615,538		801,446		7,585,495		604,690		1,091,770		2,236,660		11,518,615		(2,849,113)		8,669,502
Capital expenditures(2)		429,519		30,862		71,687		532,068		17,970		499,448		56,006		1,105,492		—		1,105,492
Depreciation and amortization		304,630		89,885		41,407		435,922		10,897		407,200		10,766		864,785		—		864,785

(1)	Segment liabilities include only the operating liabilities attributable to each segment.

(2)	Capital expenditures include purchases of property, plant and equipment, investments in concessions and other assets.

The Company’s principal consolidated net revenues are from construction contracts with various Mexican public and private sector entities, as well as foreign public and private sector entities, summarized as follows (amounts may not add or tie to other accompanying information due to rounding):

	Year Ended December 31,
	2008		2007		2006
National:
a. Public sector
Petróleos Mexicanos	Ps.	5,750,440	Ps.	6,466,542	Ps.	5,593,338
Comisión Federal de Electricidad		2,477,402		669,516		1,687,080
Secretaría de Comunicaciones y Transportes		202,998		316,391		506,851
Sistema de Transporte Metropolitano		232,549		—		—
Aeropuertos y Servicios Auxiliares		338,489		1,379,928		1,611,267
Instituto Mexicano del Seguro Social		115,630		22,030		253,994
Poder Judicial de la Federación		21,950		227,418		334,550
Comité Administrador del Programa Federal de Construcción de Escuelas		—		—		259,292
Comisión Nacional del Agua		11,223		—		2,531
State Governments		2,751,751		74,471		126,935
Departamento del Distrito Federal		173,999		358,004		664,106
Secretaria de Marina		632,145		430,649		—
b. Private sector
Invista Planta Petroquímica		—		58,991		333,594
Terminal de Ling-Shell		—		39,534		500,934
Tanque Terminal Ling		—		—		103,622
Indelpro, S.A. de .C.V.		87,656		693,143		496,833
Fideicomiso de Autotransportes del Golfo		243,625		220,767		683,495
Iberdrola, Altamira III y IV		—		23,542		545,816
Altos Hornos de México, S.A.		1,191,274		—		—
Energía Costa Azul, S. de R.L.		577,003		—		—
Aeropuerto de la Ciudad de México		216,769		—		—
Aeropuerto de Monterrey		308,213		—		—
Proyecto Esmeralda		312,093		—		—
Red de Carreteras		213,701		—		—
Vista Serena S. de R.L.		346,703		—		—
Hotel Moon Palace		—		—		175,173
Estadio Chivas		760,751		186,519		—

	Year Ended December 31,
	2008		2007		2006
Foreign:
Public and private sector
Spain	Ps.	1,679,793	Ps.	1,894,307	Ps.	1,597,443
Puerto Rico		—		—		2,974
Colombia		123,638		135,203		44,550
Venezuela		98,529		1,257,284		459,198
Argentina		—		—		27,730
Panama		363,016		1,175		—

The Company’s divisions operate in four principal geographical areas in the world: Mexico, its home country, Spain, United States and Latin America. The Company’s operations by geographic area were as follows (amounts may not add or tie to another balances due to rounding):

			Foreign
					United		Latin		Sub-		Intersegment
	Mexico		Spain		States		America		total		Eliminations(1)		Total
2008:
Revenues:
Construction	Ps.	19,240,509	Ps.	1,679,791	Ps.	—	Ps.	470,099	Ps.	21,390,399	Ps.	(4,416)	Ps.	21,385,983
Housing development		2,548,296		—		—		—		2,548,296		—		2,548,296
Infrastructure		3,251,326		—		—		588,864		3,840,190		—		3,840,190
Corporate and other		(531,446)		—		—		—		(531,446)		—		(531,446)
Total revenues		24,508,685		1,679,791		—		1,058,963		27,247,439		(4,416)		27,243,023
Capital expenditures		7,352,948		59,464		—		65,886		7,478,298		—		7,478,298
Fixed assets		3,153,653		257,036		25		15,861		3,426,575		—		3,426,575
Total assets		47,413,334		1,443,991		1,497,520		4,029,322		54,384,167		(2,307,348)		52,076,819
2007:
Revenues:
Construction	Ps.	14,180,158	Ps.	1,894,307	Ps.	514	Ps.	1,599,014	Ps.	17,673,993	Ps.	—	Ps.	17,673,993
Housing development		2,169,191		—		—		—		2,169,191		(9,404)		2,159,787
Infrastructure		2,391,811		—		—		342,777		2,734,588		(130,724)		2,603,864
Corporate and other		159,933		—		—		—		159,933		(108,558)		51,375
Total revenues		18,901,093		1,894,307		514		1,941,791		22,737,705		(248,686)		22,489,019
Capital expenditures		5,257,267		124,531		26		11,513		5,393,337				5,393,337
Fixed assets		1,191,205		323,597		36		19,766		1,534,604		(31,572)		1,503,032
Total assets		50,558,576		1,309,661		713,963		3,379,468		55,961,668		(19,776,261)		36,185,407
2006:
Revenues:
Construction	Ps.	16,923,384	Ps.	1,625,172	Ps.	116	Ps.	531,435	Ps.	19,080,107	Ps.	—	Ps.	19,080,107
Housing development		1,593,495		—		—		—		1,593,495		—		1,593,495
Infrastructure		1,842,096		—		—		265,182		2,107,278		(109,378)		1,997,900
Corporate and other		87,152		—		—		—		87,152		(44,971)		42,181
Total revenues		20,446,126		1,625,172		116		796,618		22,868,031		(154,349)		22,713,683
Capital expenditures		1,028,588		71,687		23		5,194		1,105,492		—		1,105,492
Fixed assets		1,037,860		258,610		—		21,631		1,318,101		(31,718)		1,286,383
Total assets		48,697,425		1,142,839		728,677		707,018		51,275,959		(13,423,653)		37,852,306

(1)
Through December 31, 2007, Intersegment eliminations included eliminations between operating segments; beginning January 1, 2008, these eliminations were included in each respective country such that Intersegment eliminations represents solely eliminations between geographical segments

29. Differences Between Mexican Financial Reporting Standards and Accounting Principles Generally Accepted in the United States of America
Through December 31, 2007, the consolidated financial statements under MFRS included the effects of inflation as provided for under Bulletin B-10, Comprehensive Effects of Inflation on Financial Information, which also required the restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented. As discussed in Notes 3.a and 3.b to the MFRS financial statements, the Company restated financial statements to constant pesos by applying the alternative method provided by Bulletin B-15. Beginning January 1, 2008, the Company adopted NIF B-10, under which it suspended recognition of the effects of inflation in its MFRS financial statements, since the countries in which it operates are not considered inflationary, as defined by NIF B-10, and does not restate financial statements into constant pesos. Therefore, the consolidated financial statements as of and for the year ended December 31, 2008 include balances and transactions denominated in Mexican pesos of different purchasing power, while those as of December 31, 2007 and for each of the two years in the period then ended are presented in Mexican pesos of purchasing power of December 31, 2007.
U.S. GAAP requires financial statements to be presented on a historical cost basis. However, the application of Bulletin B-10 represented a comprehensive measure of the effects of price level changes in the Mexican economy during the time in which the country experienced high levels of inflation and, as such, was considered a more meaningful presentation than historical cost-based financial reporting, for which reason the following reconciliations to U.S. GAAP do not include the reversal of the inflation adjustments through December 31, 2007 required under Bulletin B-10, except as discussed in inserts (d) and (h) below.
As required under Bulletin A-8, Supplemental Standards, the Company has applied certain aspects of U.S. GAAP in the preparation of its MFRS financial statements where specific accounting guidance under MFRS and International Financial Reporting Standards (“IFRS”) does not exist.
The principal differences between MFRS and U.S. GAAP and their effects on consolidated net income and consolidated total stockholders’ equity are presented below with an explanation of such adjustments:

	Millions of
	U.S. Dollars
	(Convenience
	Translation)
	Year Ended
	December 31,	Years Ended December 31,
Reconciliation of Net Income (Loss) of Majority Interest	2008	2008		2007		2006
Net income (loss) of majority interest reported under MFRS	$33	Ps.	452,885	Ps.	(874,427)	Ps.	716,398
U.S. GAAP adjustments for:
Concession effect (IFRIC 12)(c)	(23)		(301,862)		(64,070)		(44,092)
Bulletin B-15 effect(d)	—		—		—		(3,160)
Deferred income taxes(e)	8		111,347		(87,449)		(90,334)
Deferred statutory employee profit sharing(e)	—		—		3,441		(133,687)
Capitalization of financing costs(f)	(4)		(54,770)		6,412		3,173
Reversal of low-income housing sales(g)	(4)		(64,724)		(102,688)		(57,361)
Restatement for inflation on foreign sourced fixed assets(h)	—		—		—		(6,751)
Accrual for severance payments(i)	5		70,395		(16,452)		11,426
Compensation cost on stock option plan	—		—		—		(1,483)
Impairment reversal(j)	1		7,531		7,415		7,978
Reversal of compensation cost recognized in MFRS upon exercise of option (o)(6)	—		6,550		19,150		19,910
Purchase method applied to acquisition of minority interest(l)	—		(5,682)		(2,133)		—
Investment in associated companies (cost method)(m)	(1)		(9,671)		—		—
Reversal of deferred loss on derivative financial instruments(n)	(125)		(1,730,327)		—		—

	(110)		(1,518,328)		(1,110,801)		422,017
Minority interest applicable to above adjustments(k)	32		440,377		125,626		62,172

Net (loss) income under U.S. GAAP	$(78)	Ps.	(1,077,951)	Ps.	(985,175)	Ps.	484,189

	Millions of
	U.S. Dollars
	(Convenience
	Translation)
	December 31,	At December 31,
Reconciliation of Stockholders’ Equity	2008	2008		2007		2006
Total stockholders’ equity reported under MFRS	$1,316	Ps.	18,209,457	Ps.	18,863,138	Ps.	14,747,389
Concession effect (IFRIC 12)(c)	(30)		(424,532)		(122,670)		(58,600)
Bulletin B-15 effect(d)	—		—		—		(46,110)
Less minority interest in consolidated subsidiaries included as stockholders’ equity under MFRS	(278)		(3,843,671)		(4,361,882)		(4,725,628)

	1,008		13,941,254		14,378,586		9,917,051
U.S. GAAP adjustments for:
Effect on retained earnings from:
Deferred income taxes(e)	(159)		(2,244,053)		(2,355,400)		(2,267,951)
Deferred statutory employee profit sharing(e)	(27)		(371,804)		(371,804)		(375,245)
Restatement for inflation on foreign sourced fixed assets(h)	(17)		(240,830)		(240,830)		(240,830)
Capitalization of financing costs(f)	(7)		(100,738)		(45,968)		(52,380)
Reversal of low-income housing sales(g)	(16)		(224,773)		(160,049)		(57,361)
Accrual for severance payments(i)	(1)		(17,932)		(88,327)		(71,875)
Gain on sale of foreign subsidiaries	20		270,715		270,715		270,715
Impairment reversal(j)	(12)		(170,311)		(177,842)		(185,257)
Reversal of compensation cost recognized in MFRS upon exercise of option(o)(6)	4		49,856		43,307		24,157
Reversal of acquisition cost (gain) of minority interest(l)	36		501,464		530,891		—
Purchase method applied to acquisition of minority interest(l)	(1)		(7,815)		(2,133)		—
Reversal of additional paid-in capital recognized in MFRS upon exercise of option(o)(6)	(4)		(49,856)		(43,307)		(24,157)
Investment in associated companies (cost method)(m)	(1)		(9,671)		—		—
Reversal of deferred loss on derivative financial instruments(n)	(125)		(1,730,327)		—		—
Effect on insufficiency from restatement of capital and accumulated other comprehensive income related to:
Deferred income taxes	162		2,235,643		2,235,643		2,233,892
Deferred statutory employee profit sharing	6		84,820		84,820		84,820
Restatement of foreign sourced fixed assets	16		227,554		227,554		227,554
Gain on sale of foreign subsidiaries	(19)		(270,715)		(270,715)		(270,715)
Adjustment for excess of additional minimum liability related to severance payments(i)	—		4,299		4,299		17,267
Adjustment for SFAS No. 158, net of tax(i)	(1)		(9,197)		(236,095)		(266,318)
Minority interest applicable to above adjustments(k)	57		795,894		355,517		229,892

Stockholders’ equity under U.S. GAAP	$919	Ps.	12,663,477	Ps.	14,138,862	Ps.	9,193,259

A summary of changes in stockholders’ equity after giving effect to the U.S. GAAP adjustments described above is as follows:

	Years Ended December 31,
	2008		2007		2006

Stockholders’ equity under U.S. GAAP at January 1	Ps.	14,138,862	Ps.	9,193,259	Ps.	8,949,556
Issuance of common stock		3,416		5,884,947		60,658
Repurchase of own shares		(89,929)
Compensation cost in stock option plan		—		—		3,367
Net (loss) income for the year under U.S. GAAP		(1,077,951)		(985,175)		484,189
Accumulated other comprehensive income:						—
Application of SFAS No. 158, net of tax of Ps. 44,839, Ps. 11,753 and Ps. 103,567 in 2008, 2007 and 2006		226,898		30,223		(266,318)
Foreign currency translation		(67,967)		15,608		(38,193)
Valuation of derivative financial instruments		(469,852)		—		—

Stockholders’ equity under U.S. GAAP at December 31	Ps.	12,663,477	Ps.	14,138,862	Ps.	9,193,259

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
The following table shows a roll forward for 2008 of the accumulated adjustments to items within stockholders’ equity to reverse the effect of applications of losses and reclassify the presentation of the Excess (insufficiency) from restatement of capital within retained earnings(accumulated losses). For 2008, the Company applied losses as shown in the stockholders’ equity statement prepared under MFRS, as approved by the stockholders, and reclassified below all of the balance of the excess (insufficiency) from restatement of capital within retained earnings.

		Accumulated				Accumulated
		Adjustments for				Adjustments for
		Application of				Application of
		Losses and Offering				Losses and Offering
		Costs at January 1,	2008			Costs at December 31,
		2008	Reclassifications			2008
Common stock	Ps.	10,930,001	Ps.	475,882	Ps.	11,405,883
Additional paid-in capital		6,848,321		231,801		7,080,122
Reserve for repurchase of shares		(2,000,206)		—		(2,000,206)
Accumulated deficit		(3,344,362)		(722,094)		(4,066,456)
Cumulative other comprehensive loss		(12,433,754)		14,411		(12,419,343)
(b) Proportionate Gross Consolidation Method
(i) As mentioned in Note 2.f to the MFRS financial statements, the Company fully consolidates ICAFD under MFRS as the Company exercises control over such entity, as defined by MFRS in Bulletin B-8, Consolidated and Combined Financial Statements and Valuation of Long-Term Investments in Shares. However, for purposes of U.S. GAAP, management has determined that the Fluor Corporation, owner of the remaining 49% of ICAFD’s equity, has the following substantive participating rights over ICAFD, as defined by Emerging Issues Task Force (“EITF”) Issue 96-16, Investor’s Accounting for an Investee when the Investor owns a Majority of the Voting Stock by the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights, by virtue of its participation in the following: (i) selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures; and (ii) establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business. Because of these substantive participating rights of the Fluor Corporation, the Company does not exercise unilateral control of ICAFD and is unable to consolidate ICAFD for U.S. GAAP purposes.
Accordingly, given that ICAFD is in the construction industry and is an unincorporated entity, the Company applies the proportionate gross consolidation method to its investment in ICAFD for purposes of U.S. GAAP as permitted by EITF Issue 00-1,Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures. Under this method, the Company proportionately recognizes its 50% share of the revenues, costs and expenses in ICAFD in the consolidated statements of income as well as its 50% share of the assets and liabilities of ICAFD in the consolidated balance sheets.
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

A summarized balance sheet and income statement of ICAFD under MFRS as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 on a 100% basis are presented as follows:

	December 31,
	2008		2007
Balance Sheet Data:
Current assets	Ps.	4,719,049	Ps.	3,982,399
Non-current assets		279,594		351,912
Current liabilities		(3,375,670)		(3,019,704)
Non-current liabilities		(365,656)		(127,911)
Investment of minority interest		(68)		(82)

Partners’ equity	Ps.	1,257,249	Ps.	1,186,614

	Years Ended December 31,
	2008		2007		2006
Statement of Operations Data:
Total revenues	Ps.	8,303,939	Ps.	8,004,381	Ps.	7,833,765
Operating income		252,756		377,634		369,369
Other expense		48,750		26,868		39,522
Income before income tax on profits		343,961		415,354		407,967
Income tax		132,377		46,523		119,583
Minority interest in results of consolidated subsidiaries		67		56		(248)

Net income	Ps.	211,584	Ps.	368,831	Ps.	288,384

The following table shows the reconciliation of net income and stockholders’ equity for ICAFD from MFRS to U.S. GAAP:

	Years Ended December 31,
	2008		2007		2006
Reconciliation of Net Income:
Net majority income under MFRS	Ps.	211,517	Ps.	368,775	Ps.	288,632
U.S. GAAP adjustments:
Depreciation due to impairment adjustment		2,243		2,242		3,651
Deferred income tax related to U.S. GAAP adjustments		—		(2,201)		(4,784)
Deferred IETU tax related to U.S. GAAP adjustments		415		3,295		—
Cancellation of deferred income tax due to IETU adoption		—		(22,726)		—
Deferred employee profit sharing related to U.S. GAAP adjustments		(277)		(624)		(641)
Labor obligations		2,774		6,243		6,406

		216,672		355,004		293,264
Interest not controlled by ICA		(108,336)		(177,502)		(146,632)

Proportionate consolidated net income under U.S. GAAP	Ps.	108,336	Ps.	177,502	Ps.	146,632

	December 31,
	2008		2007
Reconciliation of Partners’ Equity:
Majority partners’ equity under MFRS	Ps.	1,257,249	Ps.	1,186,614
Impairment of fixed assets		(21,264)		(23,507)
Labor obligations		(61,288)		(64,062)
Deferred IETU tax related to U.S. GAAP adjustments		3,710		3,295
Deferred employee profit sharing		6,129		6,406
Reversal of additional minimum liability adjustment in equity from obligations under MFRS		—		3,619
Effect of implementation of FAS 158 (cumulative comprehensive income)		(4,323)		(13,004)
Income tax on effect of implementation of SFAS No.158		—		3,277
Employee profit sharing on effect of implementation of SFAS No.158		432		1,300

		1,180,645		1,103,938
Interest not controlled by ICA		(590,322)		(551,969)

Proportionate consolidated partners’ equity under U.S. GAAP	Ps.	590,323	Ps.	551,969

(ii) As discussed in Note 2.f to the financial statements under MFRS, the assets, liabilities, revenues, costs and expenses of companies or associations subject to contractually agreed joint control are included in the consolidated financial statements using the proportionate gross consolidation method, as permitted by MFRS through the supplemental application of International Accounting Standard No. 31, Interests in Joint Ventures.
As mentioned above, U.S. GAAP only permits the use of the proportionate gross consolidation method of accounting under certain specific circumstances. This criteria is not met by several of the entities that are proportionately consolidated under MFRS, including Viabilis Infraestructura, S.A. de C.V., Servicios de Agua de Querétaro, S.A. de C.V., Constructora Nuevo Necaxa Tihuatlán, S.A. de C.V. and Autovía Nuevo Necaxa Tihuatlán, S.A. de C.V. Accordingly, these entities are presented under the equity method for purposes of U.S. GAAP. This difference does not affect consolidated net income or consolidated stockholders’ equity, but rather affects individual asset, liability, revenue and cost accounts. Condensed, combined information for those entities that are proportionately consolidated under MFRS but accounted for under the equity method for U.S. GAAP as of and for the year ended December 31, 2008 is as follows. Information for 2007 is not included as the entities were either acquired in 2008 or began significant operations in 2008.

	December 31,
	2008
Balance Sheet Data:
Current assets	Ps.	1,621,051
Non-current assets		1,273,871
Current liabilities		1,106,836
Non-current liabilities		980,457

	Year Ended
	December 31, 2008
Statement of Operations Data:
Total revenues	Ps.	1,871,495
Operating income		46,900
Income before income tax expense		63,730
Income tax		54,015
(c) Concession Accounting under IFRIC 12
As discussed in Note 3.a to the financial statements under MFRS, effective January 1, 2007, the Company early adopted IFRIC 12. The effects of adoption resulted in reclassifying certain concession assets previously considered to be intangible assets to financial assets, as well as the recognition of revenues during the construction phase in certain concessions. Because the accounting for the Company’s concessions did not change under U.S. GAAP, the effects of adoption of IFRIC 12 are reversed in each year presented, which includes (i) reversal of construction revenues recognized during the construction phase in certain concessions and (ii) the reclassification of financial assets to intangible assets, along with the reversal of the respective financial income recognized on those financial assets, offset by the additional amortization recognized on the related intangible asset.
(d) Bulletin B-15, Inflation Effects
Under MFRS, through December 31, 2007, the Company applied Bulletin B-15. This standard allowed the factor used by the Company to restate prior period consolidated financial statements presented for comparative purposes for the effects of inflation to be a weighted-average rate that incorporates the effects of inflation in Mexico using the NCPI for the Company’s Mexican operations and inflation and currency exchange rate fluctuations in countries in which the Company has foreign subsidiaries (the “Restatement Factor”) instead of a rate based solely on the NCPI.
However, because the Restatement Factor incorporates the effects of changes in foreign currency exchange rates through the most recent balance sheet date, it is not consistent with Regulation S-X Rule 3-20(d) of the Securities and Exchange Commission. Therefore, for purposes of the U.S. GAAP reconciliation, prior period consolidated financial statements were restated for changes in the NCPI.

As previously mentioned, upon the adoption of NIF B-10, given that the countries in which the Company operates are not considered inflationary, the Company suspended recognition of the effects of inflation and no longer restates prior period financial statements to constant pesos. Accordingly, all information through December 31, 2007 is presented in constant pesos as of such date, as presented in the prior year, and no further restatement was made in the MFRS financial statements. Accordingly, no further adjustments were made in the reconciliation during 2008.
(e) Deferred Income Taxes and Statutory Employee Profit Sharing
Under MFRS, the Company accounts for deferred income taxes in accordance with NIF D-4 (adopted January 1, 2008) and Bulletin D-4, Income Tax, Asset Tax and Statutory Employee Profit Sharing, which require a methodology similar to Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes, which is applied by the Company for purposes of the U.S. GAAP reconciliation. However, deferred taxes are classified as non-current for MRFS purposes while they are based on the classification of the related asset or liability for U.S. GAAP purposes.
As discussed in Note 20, during 2007, the IETU Law was enacted, which became effective in 2008. The Company determines whether it will be subject to ISR or IETU and records the deferred tax asset (liability) based on such determination. With respect to the MFRS financial statements, at those entities where, based on its projections, the Company will be subject to ISR in some years and IETU in others, the Company determines and recorde either the larger deferred tax liability or the smaller deferred tax asset. However, for purposes of U.S. GAAP, in those entities where, based on its projections, the Company will be subject to ISR in some years and IETU in others, the Company schedules the reversal of temporary differences for each tax and determines by year whether the applicable reversing temporary differences should be those under ISR or IETU and applies the applicable rate to determine the appropriate amount of deferred taxes.
In addition, through December 31, 2007, the Company calculated a deferred statutory employee profit sharing liability for purposes of MFRS based on the temporary differences between the accounting result and income for employee profit sharing purposes. As discussed in Note 3.a, beginning January 1, 2008, the Company adopted NIF D-3, which changed the methodology for calculating deferred PTU, requiring that it be determined based on the temporary differences between the financial reporting basis and the statutory employee profit sharing basis of assets and liabilities. The new methodology under NIF D-3 is similar to that required by U.S. GAAP, for which reason, no difference for deferred PTU is included in the reconciliation of net income for 2008.
A reconciliation of the net deferred income tax asset from MFRS to U.S. GAAP and the composition of the deferred income taxes under U.S. GAAP at December 31, 2008 and 2007 are as follows:

	December 31,
	2008		2007
Reconciliation of net deferred income tax liability:
Deferred income taxes under MFRS (see Note 20c, 20d and 20e)	Ps.	(2,067,538)	Ps.	(1,536,747)
Additional depreciation related to impairment reversal		(1,318)		(1,298)
Difference related to low-income housing sales		11,327		16,944
Difference related to severance payments		(12,319)		4,966
Difference related to capitalized financing costs		9,585		(1,795)
Difference related to IFRIC 12 effects		39,433		12,540
Difference related to purchase method for minority interest		994		373
Deferred income tax recorded in AOCI		(44,839)		(11,753)
Recognition of deferred IETU liability		(56,112)		(107,426)

Net deferred income tax liability under U.S. GAAP	Ps.	(2,120,787)	Ps.	(1,624,196)

Composition of deferred income taxes:
Current:
Liabilities	Ps.	(1,055,847)	Ps.	(420,368)
Assets		598,106		337,161

Net current deferred income tax liability before valuation allowance		(457,741)		(83,207)
Valuation allowance		(65,943)		(10,085)

Net current deferred income tax liability		(523,684)		(93,292)
Non-current:
Liabilities		(2,464,000)		(1,810,014)
Assets		3,561,234		3,593,071

Net non-current deferred tax asset before valuation allowance		1,097,234		1,783,057
Valuation allowance		(2,694,337)		(3,313,961)

Net non-current deferred income tax (liability) asset		(1,597,103)		(1,530,904)

Net deferred income tax liability under U.S. GAAP	Ps.	(2,120,787)	Ps.	(1,624,196)

In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit.
The Company adopted FIN 48 as of January 1, 2007, as required. During 2008 and 2007, the Company did not have any uncertain tax positions that would have resulted in unrecognized tax benefits to be recognized as a liability or disclosed under the provisions of FIN 48.
(f) Capitalization of Financing Costs
Financing and other costs are subject to capitalization under MFRS, including foreign exchange gains and losses, interest income and expense, and gains and losses from monetary position. According to U.S. GAAP, for debt obligations denominated in U.S. dollars, only interest expense with explicit interest rates and interest expense related to capital lease obligations are eligible for capitalization on qualifying assets. Consequently, in 2008, 2007 and 2006, such non-eligible amounts for U.S. GAAP that were capitalized under MFRS have been reversed in the U.S. GAAP reconciliation and treated as income or expense as appropriate. Additionally, the related effects of depreciation on the amounts capitalized have been reversed.
Total interest capitalized for U.S. GAAP purposes was Ps. 132,398, Ps. 12,861 and Ps. 35,010 at December 31, 2008, 2007 and 2006, respectively.
(g) Revenue Recognition for Low-Income Housing Sales
The Company recognizes revenues derived from sales of low-income housing at the earlier of the date on which the house is completed and credit is approved by the financing agency or the title of the house has passed to the buyer.
In accordance with U.S. GAAP, sales are recognized when all of the following conditions are met: (i) a sale is consummated; (ii) the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property; (iii) the seller’s receivable is not subject to future subordination; and (iv) the seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property. Accordingly, the reversal of sales recognized under MFRS that do not meet the recognition criteria under U.S. GAAP, net of their related cost of sales for 2008, 2007 and 2006 is included in the accompanying U.S. GAAP reconciliation.
(h) Restatement of Foreign-Sourced Fixed Assets
Through December 31, 2007, under MFRS, the Company applied the Fifth Amendment to Bulletin B-10, which allows foreign-sourced fixed assets to be restated for inflation using either of two methodologies. Under the first methodology, foreign-sourced fixed assets were restated by applying Mexican NCPI factors to the original cost of the asset, denominated in pesos. The alternate methodology, which was utilized by the Company, restated foreign-sourced fixed assets by applying the inflation factor of the country of origin to the original cost, denominated in the foreign currency, and then translating such amounts into pesos at the foreign exchange rate in effect at the most recent balance sheet date.
The alternate methodology is not consistent with Regulation S-X Rule 3-20(d) of the Securities and Exchange Commission. Accordingly, the effects of applying the alternate methodology to foreign-sourced fixed assets have been adjusted in the reconciliation of net income and stockholders’ equity to U.S. GAAP for 2006; no foreign sourced fixed assets were purchased during 2007. As previously noted, during 2008, the Company suspended recognition of the effects of inflation, for which no reconciling item is included in 2008.

(i) Liability for Severance Payments, Pension Plan and Seniority Premiums
Under MFRS, effective January 1, 2005, the Company adopted the revised provisions of Bulletin D-3, Employee Benefits, which required the recognition of a severance indemnity liability calculated based on actuarial computations. As a result of the adoption, a transition obligation was recognized, resulting in the recognition of an intangible asset. The same recognition criteria under U.S. GAAP is established in SFAS No. 112, Employers’ Accounting for Postemployment Benefits, which requires that a liability for certain termination benefits provided under an ongoing benefit arrangement be recognized when the likelihood of future settlement is probable. However, this standard for U.S. GAAP has been effective since 1994. Accordingly, in 2005, the Company recorded an adjustment in the 2005 reconciliation of net income of majority interest and of stockholders’ equity representing the reversal of the effects of the cumulative adoption of Bulletin D-3 and the removal of the intangible asset in the financial statements under MFRS. As such, 2006 and in 2007, the adjustment to net income includes the reversal of amortization of the intangible asset recognized under MFRS.
As discussed in Note 3.a, in 2008, the Company adopted NIF D-3, which resulted in the removal of the intangible asset and the decrease in the amortization lives of the transition liability and other unrecognized items to the shorter of five years or the employees’ average remaining labor life. Accordingly, the adjustment to the 2008 U.S. GAAP reconciliation represents the difference in service costs represented by the amortization of the transition obligation.
In addition, in 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS No. 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of December 31, 2008 and 2007 under SFAS No. 158 was measured as the difference between the fair value of plan assets and the projected benefit obligation on a plan-by-plan basis. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions. Accordingly, the projected liability under U.S. GAAP is different from the liability recognized for MFRS purposes, resulting in an additional adjustment to the U.S. GAAP reconciliation.
Additional disclosures requires by SFAS No. 158 are as follows:

	December 31,
	2008		2007
At December 31:
Projected benefit obligation	Ps.	428,508	Ps.	588,475
Plan assets at fair value		(12,093)		—

Accrued benefit cost recognized in the balance sheet (underfunded status)	Ps.	416,415	Ps.	588,475

Accumulated benefit obligation	Ps.	326,960	Ps.	524,770

Change in benefit obligations:
Benefit obligation at beginning of year	Ps.	588,475	Ps.	566,075
Service cost		38,203		36,541
Interest cost		25,129		45,059
Actuarial (gain) loss		30,003		(32,197)
Benefits paid		(36,568)		(32,310)
Prior service cost		(216,734)		5,307

Benefit obligation at end of year	Ps.	428,508	Ps.	588,475

Change in plan assets:
Fair value of plan assets at beginning of year	Ps.	—
Employer contributions		11,906
Return on plan assets		547
Benefits paid		(360)

Fair value of plan assets at end of year	Ps.	12,093

Components of net periodic benefit cost:
Service cost		38,203	Ps.	36,541
Interest cost		25,129		45,059
Amortization of unrecognized items		(737)		41,230

Net periodic benefit cost	Ps.	62,595	Ps.	122,830

	December 31,
	2008		2007
Weighted-average assumption used to determine benefit obligations at December 31:
Discount rate		8.00%		8.00%
Rate of compensation increase		5.00%		5.00%
Weighted-average assumption used to determine net periodic benefit cost for years ended December 31:
Discount rate		8.00%		8.00%
Rate of compensation increase		5.50%		5.00%

Other comprehensive income:
Amounts recognized in other comprehensive income during the year:
Net gain (loss)	Ps.	(30,307)	Ps.	—
Prior service cost	Ps.	218,474	Ps.	—
Transition obligation	Ps.	84,307	Ps.	—
Amounts reclassified from other comprehensive income as a component of net periodic pension cost:
Net gain (loss)	Ps.	(4,535)	Ps.	(1,646)
Prior service cost	Ps.	4,716	Ps.	(31,220)
Transition obligation	Ps.	(918)	Ps.	(7,220)
Balance of accumulated other comprehensive income	Ps.	(36,424)	Ps.	(308,161)

Estimate to be recognized as a component of net periodic pension cost over the following fiscal year:
Net gain	Ps.	3,911	Ps.	1,174
Prior service cost	Ps.	(7,156)	Ps.	(31,942)
Transition obligation	Ps.	(918)	Ps.	6,950
The Company’s weighted-average asset allocation for its pension and seniority premium plans at December 31, 2008 and 2007 is as follows:

Plan assets at
December 31, 2008

Asset category
Equity securities	1%
Debt securities	96%
Other	3%

Total	100%
Plan assets consist of liquid deposits held with financial institutions within Mexico, at market interest rate.
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

			Pension Plan
			and Termination
	Seniority		Indemnity upon		Dismissal and
	Premium		Dismissal at		Death
	Benefits		Retirement		Benefits
2009	Ps.	1,919	Ps.	62,526	Ps.	29,602
2010		2,121		31,888		24,937
2011		2,128		15,345		21,598
2012		2,134		19,940		19,205
2013		2,202		14,219		17,413
Thereafter		14,384		180,863		70,430
(j) Impairment Reversal
In 2001, the Company recorded an impairment charge related to a construction property, based on the fair value of the property as compared to its carrying value, due to the fact that the Company no longer had projects that would require the use of such property. During 2003, ICAFD was awarded certain projects that would require the use of this construction property. As such, under MFRS, the Company reversed Ps.22,677 of the previously recorded impairment charge. Also, during 2004 the Company’s management reviewed the estimate of the recoverable value of the Acapulco Tunnel concession, considering the present value of future cash flows. As a result of its analysis, the Company recognized a reversal of Ps.179,437 of the impairment loss taken in previous years in its MFRS financial statements.

In accordance with U.S. GAAP, the reversal of a previously recorded loss for impairment is not permitted. Therefore, the effects of these impairment reversals taken in those years are included as reconciling items in the reconciliation of stockholders’ equity. In addition, the reversal of additional depreciation expense of Ps. 7,531, Ps.7,415 and Ps.7,978 is recognized in the reconciliation of net income for 2008, 2007 and 2006, respectively, given the higher asset value that exists under MFRS as a result of such impairment reversals.
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
(l) Acquisition of Minority Interest
As discussed in Note 22(c), during 2008 and 2007, the Company purchased a portion of the minority interest of two of its consolidated subsidiaries, GACN and Autopista del Occidente, S.A. de C.V. In conformity with MFRS, given that the transactions were between stockholders of the same economic entity, the difference between the purchase price paid and the book value of the acquired shares was recorded as a stockholders’ equity contribution (distribution). Accordingly, the statements of changes in stockholders’ equity under MFRS show an increase for Ps. 29,427 in 2008 and reduction for Ps.530,891 in 2007 representing such difference.
Under U.S. GAAP, the excess of the purchase price must be distributed between the fair value of the assets acquired and liabilities assumed under the purchase method of accounting of SFAS No. 141, Business Combinations. Accordingly, the effect included in stockholders’ equity under MFRS has been removed in the reconciliation to U.S. GAAP. Such amounts were allocated to the fair value of assets acquired, which in the case of GACN resulted in an increase in the intangible concession asset, generating additional amortization for U.S. GAAP purposes of Ps. 5,682 and Ps.2,133 in 2008 and 2007, respectively, as included in the accompanying reconciliation of net (loss) income. The excess related to Autopista del Occidente was assigned to goodwill.
As discussed in Note 30, SFAS No. 160 will be effective for the Company beginning January 1, 2009. SFAS No. 160 modifies the accounting for the acquisition of minority interest similar to that of MFRS, for which reason the Company anticipates that acquisitions of minority interest after December 31, 2008 will be accounted for in a similar manner under both MFRS and U.S. GAAP.
(m) Investment in associated companies (cost method)
Within the MFRS financial statements, the Company presents two investments in which it has less than a 20% interest under the equity method, as permitted by NIF B-8, Consolidated and Combined Financial Statements. As the Company does not otherwise exercise significant influence over such investments, they are accounted for under the cost method for U.S. GAAP purposes. Accordingly, the equity in participation in the net income of such investments is of Ps. 9,671 reversed within the U.S. GAAP reconciliation for 2008. Amounts prior to 2008 were not material.
(n) Deferred loss on derivative financial instruments
As discussed in Notes 13 and 17 of the MFRS financial statements, during 2008, the Company entered into various derivative instruments to mitigate the risk of interest rate and exchange rate fluctuations. Certain of the derivative instruments, while economic hedges, did not meet the criteria to be considered a hedge from an accounting perspective. Three of these trading derivative instruments are related to the financing under the La Yesca and AUNETI construction projects, which are still in the construction phase. MFRS permits capitalization of total comprehensive financing cost as part of the project cost, which includes not only interest, but the fluctuation in the fair value of these derivatives. Accordingly, Ps.1,730 million has been capitalized within other assets, representing the loss on these three derivatives during 2008. This amount will be amortized to results based on the percentage completion of the related project.

Under U.S. GAAP, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, states that the gain or loss on a derivative instrument not designated as a hedging instrument shall be recognized currently in earnings. Based on this guidance, capitalization of changes in fair value is prohibited, regardless of whether the derivative is related to financing on a construction project in process. Accordingly, for U.S. GAAP purposes, Ps.1,730 that is capitalized within other assets in MFRS is recognized as a loss on valuation of derivative financial instruments within net income for U.S. GAAP purposes.
(o) Other Differences and Supplemental U.S. GAAP and Securities and Exchange Commission Disclosures
(1)
Inventories — At December 31, 2008 and 2007, the Company classified Ps. 56,994 and Ps. 123,497 of advances to subcontractors within the caption “Real estate inventories” in its balance sheet under MFRS. Such amounts should be classified separately as prepaid expenses within the 2008 and 2007 balance sheet under U.S. GAAP.

(2)
Property, plant and equipment — At December 31, 2008 and 2007, Ps. 300,605 and Ps. 13,206, respectively, of machinery and equipment are in-transit for which the Company does not have title or bear risk, and thus, is classified as advances to suppliers for purposes of U.S. GAAP.

(3)
Other (income) expense, net — The Company recorded the following amounts within other (income) expense, net in the accompanying MFRS financial statements: (i) in 2008, 2007 and 2006, current and deferred PTU expense of Ps. 15,445, Ps. 31,815 and Ps. 147,420, respectively; (ii) in 2008, 2007 and 2006, (gain) loss on the sale of property, plant and equipment of Ps. (10,611), Ps. 667 and Ps. 5,946, respectively; and (iii) in 2007, the reversal of Ps. 10,571 of value-added tax from concessioned highways.

Under U.S. GAAP, these expenses would be considered a component of operating income. This difference, which does not affect the determination of net income, would have the following effects: in 2008, decrease other income and increase operating income by Ps. 4,834; in 2007, increase other income and decrease operating income by Ps. 43,053; and in 2006, decrease other expense and decreased operating income by Ps. 153,366.
(4) Fair value of financial instruments —
On January 1, 2008, the Company adopted SFAS 157, Fair Value Measurements, which clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability (considered the “exit” price) in an orderly transaction between market participants at the measurement date. The statement requires the use of inputs in determining fair value, which are the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. Inputs can be observable, which are those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity, or unobservable, which are those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The statement requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and requires entities to categorize the inputs used in fair value measurements within the following hierarchy:
Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 — inputs other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly.
Level 3 — unobservable inputs for the asset or liability, which include instruments measured based on the best available information, which might include some internally-developed data, and considers risk premiums that a market participant would require.
A description of the valuation methodologies used for instruments measured at fair value on a recurring basis, including the general classification of such instruments under the fair value hierarchy is presented below:
Derivative financial instruments
The Company enters into various interest rate swaps, cross currency swaps, options on interest rates and foreign exchanges and foreign exchange forwards. In general, given the nature of its derivative financial instruments, no quoted market prices are available. Accordingly, the Company values its derivative financial instruments using recognized valuation methodologies, which fall within the income approach technique. The fair values are either prepared by the valuation agents represented by the counterparties with whom it enters into these instruments, or by a Mexican price provider specialist authorized by the CNBV. Accordingly, all derivative instruments are classified within level 2 of the fair value hierarchy.
Inputs used in valuation methodologies for derivatives financial instruments as provided by a price vendor authorized by CNBV mentioned above, refer to UDI prices, domestic and foreign interest rates (including 28-day and 91-day TIIE, LIBOR and EUROLIBOR), foreign exchange rates (including th Mexican peso to the U.S. dollar and Mexican peso to the euro) and volatility rates for foreign exchange rates and domestic and foreign interest rates. No adjustments for credit risk of the counterparty are applied when valuing derivative financial instruments.

Fair values of financial assets and liabilities, according to the level in the hierarchy into which they fall are detailed below:

			Quoted Prices in
			Active Markets for		Significant Other
	Year Ended		Identical Assets		Observable Inputs
	December 31, 2008		(Level 1)		(Level 2)

Assets

Derivative financial instruments — asset	Ps.	90,248	Ps.	—	Ps.	90,248

Total assets at fair value	Ps.	90,248	Ps.	—	Ps.	90,248

Liabilities
Derivative financial instruments — liability	Ps.	2,640,663	Ps.	—	Ps.	2,640,663

Total liabilities at fair value	Ps.	2,640,663	Ps.	—	Ps.	2,640,663

SFAS 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value of financial instrument whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. These financial instruments include items such as trade accounts receivable, contract receivables, costs and estimated earnings in excess of billing on uncompleted contracts, accounts payable, provisions, notes payable and long-term debt.
The estimate fair value amounts as discussed below have been determined by the Company using available market information or other appropriate valuation techniques. The Company uses its best judgment in estimating the fair value of these financial instruments. Accordingly, the estimates discussed herein may not necessarily be indicative of the amounts that the Company could have realized in a sale transaction on the dates indicated. The use of different market assumptions may have a material effect on the estimated fair value amounts.
The carrying amounts of trade accounts receivable, contract receivables, costs and estimated earnings in excess of billings on uncompleted contracts, accounts payable, provisions and notes payable are of a short-term nature and bear interest at rates tied to market indicators. Accordingly, the Company believes that their carrying amounts approximate their carrying value.
A portion of long-term debt also bears interest at rates tied to market indicators, thereby estimating the fair vlue of such debt. For debt that bears interest at fixed rates, fair value is estimated using discounted cash flows based on the current incremental borrowing rates for similar types of borrowing arrangements.
The following table provides information on the carrying value and estimated fair value of the Company’s long-term debt:

	December 31,
	2008				2007
	Carrying		Fair		Carrying		Fair
	Value		Value		Value		Value
Financial liabilities:

Long-term debt	Ps.	14,197,940	Ps.	16,565,599	Ps.	6,178,654	Ps.	7,079,334
(5) Statement of cash flows — For MFRS purposes, through December 31, 2007, the Company presents a statement of changes in financial position under Bulletin B-12, Statement of Changes in Financial Position, which identifies the generation and application of resources as the differences between beginning and ending financial statement balances in constant Mexican pesos. Effective January 1, 2008, the Company adopted NIF B-2, and thus presents a statement of cash flows under MFRS.
For U.S. GAAP purposes, the Company has provided a statement of cash flows in accordance with SFAS No. 95, Statement of Cash Flows, which presents only cash movements, excluding the effects of inflation, and requires that additional information related to non-cash investing and financing transactions and other events be provided separately.
Requirements regarding the presentation of the statement of cash flows under MFRS differ in certain respects from those set forth by U.S. GAAP. Among others, payments for interest costs that are not capitalized as part of fixed assets are operating cash flows for U.S. GAAP and financing cash flows under MFRS. In addition, MFRS includes restricted cash within the cash and cash equivalents balances while U.S. GAAP requires that changes in restricted cash be presented within the statement itself.

The information for the years ended December 31, 2008, 2007 and 2006 is presented below, represents supplemental cash flow information taking into effect the U.S. GAAP adjustments and differences between the presentation of the statements for each year, as discussed above.

	Millions of
	U.S. Dollars
	(Convenience
	Translation)
	Year Ended
	December 31,	Year Ended December 31,
	2008	2008		2007		2006
OPERATING ACTIVITIES:
Consolidated net income (loss) under MFRS	$57	Ps.	785,713	Ps.	(784,851)	Ps.	1,071,734
Concession effect (IFRIC 12)	1		17,208		17,115		(42,298)
Adjustments to reconcile net income to net cash provided by operating activities:
Net income of minority interest of ICAFD reported under MFRS	(9)		(121,158)		(168,645)		(144,077)
Effects of inflation	—		—		63,656		(51,340)
Depreciation and amortization	66		910,439		640,290		769,076
Deferred income tax expense	9		122,689		1,653,676		177,321
Provision for seniority premiums and severance payments	—		—		73,956		52,362
Gain (loss) on sale of property, plant and equipment	(1)		(10,586)		679		11,391
Other reserves	5		65,135		34,268		19,259
Allowance for doubtful accounts	5		72,447		184,090		(27)
Share in net loss of associated companies	31		433,008		3,515		(14,259)
Gain on sale of investment	—		—		(9,063)		(11,310)
Unpaid exchange loss	35		485,188		33,977		153,829
Uncollected interest income	—		—		(2,963)		—
Interest payable	86		1,185,586		—		25,810
Long-term provisions	1		18,535		(41,196)		(387,939)
Deferred loss on derivative financial instruments	(119)		(1,644,321)		—		—
Changes in operating assets and liabilities (excluding acquisitions and disposals):
Customers	(313)		(4,332,791)		8,373,720		(4,033,245)
Other receivables	(55)		(766,708)		(696,747)		(1,178,323)
Inventories and others assts	(20)		(277,674)		(65,083)		(99,761)
Real estate inventories	(125)		(1,734,130)		(670,827)		(711,769)
Trade accounts payable	17		229,519		(61,522)		663,391
Other current liabilities	(26)		(362,798)		154,322		710,773
Other long-term liabilities	(1)		(7,367)		—		—
Advances from customers	105		1,448,350		(1,088,955)		393,567

Net cash generated by (used in) operating activities	(251)		(3,483,716)		7,643,412		(2,625,835)

INVESTING ACTIVITIES:
Acquisitions of property, plant and equipment	(157)		(2,176,097)		(627,072)		(856,328)
Investment in concessions and other long term assets	(105)		(1,447,392)		(872,679)		(456,286)
Proceeds from sale of property, plant and equipment	4		60,491		69,244		98,547
Investment in associated companies	(60)		(828,517)		(3,903,543)		217,859
Loan due from/to associated company	—		—		(54,419)		(143,901)
Cash proceeds from sale of investments in associated companies	—		—		22,401		109,595
Marketable securities	—		—		—		305,280
Deferred assets	(39)		(539,698)		—		—
Restricted cash and cash equivalents	(61)		(841,417)		297,992		306,891

Net cash used in investing activities	(418)		(5,772,630)		(5,068,076)		(418,343)

FINANCING ACTIVITIES:
Payments of long-term debt	(30)		(413,290)		(9,176,436)		(72,251)
Proceeds from long-term debt	443		6,123,175		3,184,612		2,355,902
Repayments of notes payable	—		—		(668,954)		—
Proceeds from short-term debt	39		538,485		713,411		(123,186)
Payments of short-term debt					—		832,782
Repurchase of shares	(7)		(89,930)		—		—
Issuance of common stock	1		9,966		5,789,408		79,708
Decrease in minority interest	(48)		(660,235)		(778,885)		(269,601)
Derivative financial instruments	127		1,752,174		52,433		21,046

Net cash generated by (used in) financing activities	525		7,260,345		(884,411)		2,824,400

Inflation and exchange rate effect	(12)		(169,116)		(10,884)		(18,581)
Net (decrease) increase in cash and cash equivalents	(156)		(2,165,117)		1,680,041		(238,359)
Cash and cash equivalents at beginning of the year	410		5,669,432		3,989,392		4,227,751

Cash and cash equivalents at the end of the year	$254	Ps.	3,504,315	Ps.	5,669,433	Ps.	3,989,392

Cash paid for:

Interest		Ps.	1,141,848	Ps.	964,653	Ps.	647,291
Income taxes			273,503		219,239		80,808
Supplemental non-cash investing activity:
Acquisitions of fixed assets on account		Ps.	593,518	Ps.	359,681	Ps.	158,009

(6) Statement of comprehensive income — The Company’s statements of comprehensive income for the years ended December 31, 2008, 2007 and 2006, after giving effect to the U.S. GAAP adjustments described above, are set forth below:

	Millions of
	U.S. Dollars
	(Convenience
	Translation)
	Year Ended
	December 31,
	2008	2008		2007		2006

Net (loss) income under U.S. GAAP	$(78)	Ps.	(1,077,951)	Ps.	(985,175)	Ps.	484,189

Other comprehensive income (loss):
Foreign currency translation	(5)		(67,967)		15,608		(38,193)
Effect of the year of SFAS No. 158 (net of tax of Ps. 44,839 and Ps. 11,753 for 2008 and 2007, respectively)	17		226,898		30,223		—
Valuation of derivative financial instruments	(34)		(469,852)		—		—

Comprehensive (loss) income under U.S. GAAP	$(100)	Ps.	(1,388,872)	Ps.	(939,344)	Ps.	445,996

(7) Earnings per share in accordance with U.S. GAAP — Basic earnings per share is calculated by dividing income available to common stockholders by the weighted average number of shares outstanding during the period. The computation of diluted earnings per share is adjusted to include any potential common shares. Potential common shares include the Company’s stock options under the 2000 stock option plan. The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, 2008, 2007 and 2006, prepared in accordance with U.S. GAAP are as follows:

	Years Ended December 31,
	2008		2007		2006

Basic (loss) earnings per share:	Ps.	(2.17)	Ps.	(2.28)	Ps.	1.19

Diluted (loss) earnings per share:	Ps.	(2.17)	Ps.	(2.28)	Ps.	1.19

Weighted average shares outstanding (thousands)		497,263		432,198		404,182
Dilutive effects of stock option (thousands)		335		651		815

Total potential dilutive shares		497,598		432,849		404,997

(8) Stock option plan — As discussed in the MFRS disclosures, the Company established an employee stock option plan in March 2000. During 2004, the stockholders determined that no further grants would be made under the plan but that those awards outstanding would keep their original terms through the life of the award. Through December 31, 2005, for purposes of U.S. GAAP, the Company applied APB No. 25, Accounting for Stock Issued to Employees, in order to determine compensation cost related to the grant of stock options to employees. On January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), Share-Based Payment, using modified prospective application.
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
In addition, 151,845, 633,032 and 1,431,302 shares were exercised during 2008, 2007 and 2006 respectively, for which a cost (and corresponding additional paid-in capital) of Ps. 6,550, Ps. 19,150 and Ps. 19,910, respectively, was recognized under MFRS related to the difference between the market value of the stock and the exercise price on the date of exercise. For purposes of U.S. GAAP, as compensation cost is recognized over the service period of the employees, no additional compensation cost is recognized upon exercise of the options. Accordingly, such amount is reversed in the reconciliation of consolidated net income and stockholders’ equity in 2008, 2007 and 2006. Additional disclosures required by SFAS No. 123(R), are presented below.

Options outstanding as of December 31, 2008 consist of 751,507 options, all with an exercise price of Ps.22.50 and a weighted-average remaining contractual life of 1.33. All options vested as of December 31, 2006. Accordingly, as of December 31, 2008, 2007 and 2006, options exercisable consist of 519,620, 903,352 and 1,536,384 shares, respectively, at a weighted average exercise price of Ps. 22.50.
The following table reflects the Company’s employee stock option activity from January 1, 2006 through December 31, 2008, and the weighted average exercise prices:

		Weighted Average
	Number of Shares	Exercise Price

Options outstanding at January 1, 2006	2,967,686	22.50
Granted	—
Forfeited	—
Exercised	1,431,302	22.50

Options outstanding at December 31, 2006	1,536,384	22.50
Granted	—
Forfeited	—
Exercised	633,032	22.50

Options outstanding at December 31, 2007	903,352	22.50
Granted	—
Expired	231,887	22.50
Exercised	151,845	22.50

Options outstanding at December 31, 2008	519,620	22.50

(9) Valuation and qualifying accounts — Rollforward information for the years ended December 31, 2008, 2007 and 2006 for the following items are in included in the respective notes: (i) allowance for doubtful accounts on trade and contract receivables in Note 5; (ii) allowance for obsolete inventory in Note 8; and (iii) short-term and long-term provisions in Note 16. Changes in the Company’s valuation and qualifying accounts for impairment and the allowance for doubtful accounts for other receivables are as follows:

			Additions
	Balance at		Charged						Balance at
	Beginning of		to Costs and		Inflation				End of
Description	Year		Expenses		Effects		Deductions		Year

Allowance for impairment(1):
Year ended December 31, 2006	Ps.	1,116,143	Ps.	—	Ps.	—	Ps.	—	Ps.	1,116,143
Year ended December 31, 2007	Ps.	1,116,143	Ps.	—	Ps.	—	Ps.	—	Ps.	1,116,143
Year ended December 31, 2008	Ps.	1,116,143	Ps.	—	Ps.	—	Ps.	—	Ps.	1,116,143

(1)	Includes impairment losses related to the Company’s property, plant and equipment, investment in concessions and investments in associated companies.
30. New Accounting Principles
Mexico
For the purpose of merging Mexican and international standards, in 2008, the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF”) issued the following NIFs and INIFs, which became effective as follows:
a)	For fiscal years beginning on January 1, 2009:
NIF B-7, Business Acquisitions
NIF B-8, Consolidated or Combined Financial Statements
NIF C-7, Investments in Associated Companies and other Permanent Investments
NIF C-8, Intangible Assets
NIF D-8, Share-based Payments

INIF 16, Transfer of Primary Financial Instruments for Trading to Another Classification (early adoption as of October 1, 2008 is permitted))
Some of the significant changes established by these standards are as follows:
NIF B-7, Business Acquisitions, requires fair value measurement of the non-controlling interest (minority interest) as of the acquisition date. Consequently, overall goodwill is recognized based on fair value. NIF B-7 establishes that acquisition and restructuring expenses should not be included or recognized as a liability assumed from the acquisition.
NIF B-8, Consolidated or Combined Financial Statements, establishes that special purpose entities over which control is exercised should be consolidated. Subject to certain requirements, it allows the option of filing unconsolidated financial statements for intermediate holding companies and requires that the potential voting rights be considered to analyze whether control exists.
NIF C-7, Investments in Associated Companies and Other Permanent Investments, requires that investments in special purpose entities where significant influence is exercised be valued using the equity method. It also requires that potential voting rights be considered to analyze whether significant influence exists, establishes a specific procedure and a threshold for the recognition of losses in associated companies and requires the presentation of goodwill within investments in associated companies.
NIF C-8, Intangible Assets, requires that any preoperating expenses incurred up to December 31, 2008, and which were still being amortized, be offset against retained earnings.
NIF D-8, Share-Based Payments, establishes the rules for recognizing transactions with share-based payments (at the fair value of the goods received or the equity instruments granted, as applicable); including the granting of stock options to employees. Accordingly, the supplemental application of International Financial Reporting Standard 2, Share-Based Payments, is eliminated.
INIF 16, Transfer of Primary Financial Instruments for Trading to AnotherCclassification, amends Paragraph 20 of the Document of Amendments to Bulletin C-2 to consider that financial instruments intended for trading may be transferred to “Securities available for sale” or “Securities held to maturity” in unusual cases and when the financial instruments are no longer actively traded and lose their liquidity, have a defined maturity date and the entity has the intention and ability to hold them to maturity. It also includes additional disclosures regarding this transfer.
b)	For fiscal years beginning on January 1, 2010, permitting early adoption:
INIF 14, Contracts for Construction, Sale of Real Property and Provision of Related Services, supplements Bulletin D-7, Construction and Manufacturing Contracts for Certain Capital Assets, and requires the separation of the different contractual components to define whether the contract refers to the construction or sale of real property or to the provision of related services. It also establishes rules for recognizing revenues and related costs and expenses based on the identification of different contract elements. This interpretation also establishes when the percentage of completion method can be applied for revenue recognition purposes. The Company will early adopt this INIF beginning January 1, 2009. While the adoption of this INIF is expected to decrease revenues related to sales of real estate, such effect is not estimated to be material, given the Company’s current accounting policy.
In January 2009, the National Banking and Securities Commission published the amendments to the Sole Issuer Circular (Circular Única) to include the mandatory filing of financial statements prepared in accordance with International Financial Reporting Standards as of 2012, although early adoption is allowed.
United States of America
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As noted above, the Company adopted the requirements of SFAS No. 157 as it related to its financial assets and liabilities on January 1, 2008. SFAS No. 157 has been deferred until fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows as it relates to its nonfinancial assets and liabilities.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115. SFAS No. 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. The objective is to expand the use of fair value measurements in accounting for financial instruments. The fair value option permits a company to choose to measure eligible items at fair value at specified election dates. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings after adoption. SFAS No. 159 was effective for the Company beginning January 1, 2008. The Company has not elected to measure any financial assets or financial liabilities at fair value which were not previously required to be measured at fair value.
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. SFAS No. 160 (a) amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary; (b) changes the way the consolidated income statement is presented; (c) establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation; (d) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (e) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 must be applied prospectively but presentation and disclosure requirements (relating to the presentation of minority interest in the balance sheet and statement of income) must be applied retrospectively to provide comparability in the financial statements. SFAS is effective for fiscal years beginning on or after December 15, 2008. Early adoption is prohibited. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.
In December 2007, the FASB issued SFAS No. 141(R), Business Combinations — a replacement of FASB No. 141. SFAS No. 141(R) requires (a) a company to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at fair value as of the acquisition date; and (b) an acquirer in preacquisition periods to expense all acquisition-related costs. SFAS No. 141(R) requires that any adjustments to an acquired entity’s deferred tax asset and liability balance that occur after the measurement period be recorded as a component of income tax expense. This provision of the new standard is required for business combinations consummated before the effective date of SFAS No. 141(R) (non-prospective); all other provisions of SFAS No. 141(R) must be applied prospectively. Early adoption is prohibited. SFAS No. 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, which enhances the current disclosure framework in SFAS No. 133. SFAS No. 161 primarily requires (i) qualitative disclosures about objectives and strategies for using derivatives in the context of each instrument’s primary underlying risk exposure; (ii) quantitative disclosures about the location and fair value amounts of and gains and losses on derivative instruments, in a tabular format; and (iii) disclosures about credit-risk-related contingent features in derivative agreements. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company will comply with the disclosure provision of SFAS 161 to the extent it has entered into derivative transactions in the year of adoption.
In April 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 142-3, Determination of the Useful Life of Intangible Assets. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. The objective of the FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R). FSP 142-3 is effective for fiscal years beginning after December 15, 2008. Early application is not permitted. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.
In January 2008, the FASB unveiled the FASB Accounting Standards Codification (the “Codification”) for a one-year verification period by constituents. While the Codification does not change U.S. GAAP, it does combine all authoritative accounting standards issued by bodies such as the FASB, AICPA, and EITF into a topically organized comprehensive online database. The Codification will (a) reduce the amount of time and effort required to solve an accounting research issue; (b) improve usability of the literature thereby mitigating the risk of noncompliance with the standard; (c) provide real-time updates as new standards are released; (d) assist the FASB with the research and convergence efforts required during the standard-setting process; and (e) become the authoritative source of literature for the completed XBRL taxonomy. The Codification does not represent authoritative guidance until after the verification period, at which time the Codification will supersede all existing accounting literature (other than guidance issued by the SEC). Such Codification will apply for calendar year companies beginning in 2009.

31. Subsequent events
Due to changes in the La Yesca construction schedule and the increasing volatility of Mexican peso-U.S. dollar exchange rate fluctuations, on April 20, 2009, the Company and the provider of the La Yesca foreign currency exchange options restructured the options to (i) stabilize the notional amount so that it remains unchanged regardless of the difference between spot exchange rate and the exchange rate set forth in the derivative contract, (ii) reduce the notional amount to Ps.2,458 million, corresponding to weekly transactions averaging Ps.16 million, to better fit the La Yesca hydroelectric project’s peso obligations, and (iii) reschedule the weekly settling of notional amounts to match the revised construction schedule and disbursement program. The options as restructured are effective for the period from April 22, 2009 through February 29, 2012. The restructured hedge has a fair value of Ps.466.5 million as of April 24, 2009. The cost of renegotiating the hedge was US$33 million, which will be paid upon completion of the related La Yesca project; such payable will accrue interest at LIBOR plus 450 basis points.
32. Authorization for issuance of financial statements
On March 6, 2009, the issuance of these financial statements was authorized by Dr. José Luis Guerrero Álvarez, General Director of Empresas ICA, S.A.B. de C.V., subsequent to which additional disclosures related to U.S. GAAP and subsequent events were included. These consolidated financial statements are subject to approval at the ordinary stockholders’ meeting, where they may be modified based on provisions set forth by the Mexican General Corporate Law.
******

INDEX TO FINANCIAL STATEMENTS
Financial Statements of Red de Carreteras de Occidente, S. de R.L. de C.V.

Independent Auditors’ Report to the Board
of Managers and Partners of Red de
Carreteras de Occidente, S. de R. L. de C. V.
(Thousands of Mexican pesos)
We have audited the accompanying balance sheets of Red de Carreteras de Occidente, S. de R. L. de C. V. (the “Company”, a subsidiary of Zwinger Opco 1 B. V.) as of December 31, 2008 and 2007, and the related statements of operations and changes in partners’ equity for the year ended December 31, 2008 and for the period from August 13, 2007 (date of inception) to December 31, 2007, of cash flows for the year ended December 31, 2008 and of changes in financial position for the period from August 13, 2007 (date of inception) to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of Red de Carreteras de Occidente, S. de R. L. de C. V. as of December 31, 2008 and 2007, and the results of its operations and changes in its partners’ equity for the year ended December 31, 2008 and for the period from August 13, 2007 (date of inception) to December 31, 2007, its cash flows for the year ended December 31, 2008 and changes in its financial position for the period from August 13, 2007 (date of inception) to December 31, 2007, in conformity with Mexican Financial Reporting Standards.
As discussed in Note 3e to the financial statements, during the year ended December 31, 2008, the Company changed the method used to amortize its intangible asset for concession from the straight-line method to that based on the vehicle appraisal percentage guarantee, as it considers that the latter better reflects costs and income. According to NIF B-1, Accounting Changes and Error Corrections, this modification is applied prospectively, and thus reduced amortization of the year by Ps.853,052.
As mentioned in Note 3a, beginning January 1, 2008 the Company adopted the following financial reporting standards issued by the Board for Research and Development of Financial Information Standards: B-2, Statement of Cash Flows; B-10, Effects of Inflation; and D-4 Income Taxes.

Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 18 to the accompanying financial statements.
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
Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu
C. P. C. Sergio Vargas Vargas
May 22, 2009

Red de Carreteras de Occidente, S. de R. L. de C. V.
(Subsidiary of Zwinger Opco 1 B. V.)
Balance Sheets
(Thousands of Mexican pesos)

	Thousands of U.S.
	dollars (Convenience
	translation; see Note 2)
	December 31,	December 31,
	2008	2008		2007
Assets

Cash and cash equivalents (Note 4)	$4,120	Ps.	56,993	Ps.	160,655
Restricted cash (Note 4)	70,326		972,743		838,788
Accounts receivable, less allowance for doubtful accounts of Ps.7,276 as of December 2008 and 2007	7,009		96,954		27,608
Prestadora de Servicios RCO, S. de R. L. de C. V. (subsidiary company)	1		14		—
Other accounts receivable and prepaid expenses (Note 5)	5,514		76,248		17,385

Current assets	86,970		1,202,952		1,044,436

Restricted cash (Note 4)	61,052		844,460		1,017,755
Investment in concession - net (Note 6)	3,192,323		44,156,218		44,251,584
Furniture and equipment - net (Note 7)	23		312		—
Investment in subsidiary (Note 8)	13		180		3
Other assets (Note 9)	49,964		691,104		770,418

Total assets	$3,390,345	Ps.	46,895,226	Ps.	47,084,196

Liabilities

Trade accounts payable	$3,389	Ps.	46,878	Ps.	2,403
Due to related parties (Note 17)	3,807		52,658		182,780
Other current liabilities (Note 10)	18,560		256,689		218,008
Provisions (Note 11)	3,752		51,900		5,876
Accounts payable for work executed, not yet approved	8,730		120,752		—

Current liabilities	38,238		528,877		409,067

Long-term debt (Note 13)	2,382,193		32,950,500		31,106,000
Derivative financial instruments (Note 12)	24,973		345,426		—

	2,407,166		33,295,926		31,106,000

Total liabilities	2,445,404		33,824,803		31,515,067

Partners’ Equity (Note 16):
Nominal partnership units	1,127,035		15,589,150		15,589,150
Restatement of partnership units	—		—		234,912
Accumulated deficit	(166,467)		(2,302,573)		(254,933)
Valuation of derivative financial instruments	(15,627)		(216,154)		—

Total partners’ equity	944,941		13,070,423		15,569,129

Total liabilities and partners’ equity	$3,390,345	Ps.	46,895,226	Ps.	47,084,196

The accompanying notes are an integral part of these financial statements.

Red de Carreteras de Occidente, S. de R. L. de C. V.
(Subsidiary of Zwinger Opco 1 B. V.)
Statements of Operations
For the year ended December 31, 2008 and for the period from August 13, 2007 to December 31, 2007
(Thousands of Mexican pesos)

	Thousands of U.S. dollars (Convenience translation; see Note 2) Year Ended December 31, 2008	For the year ended December 31, 2008		For the period from August 13, 2007 (date of inception) to December 31, 2007
Revenues:
Toll	$190,009	Ps.	2,628,211	Ps.	669,279
Construction	18,802		260,065		—

Total revenues	208,811		2,888,276		669,279

Costs and expenses (Notes 6 and 17):
Amortization of intangible asset for concession	44,968		621,992		354,456
Operation and maintenance of concession	13,085		180,991		44,578
General and administrative expenses	18,129		250,765		65,279
Cost of construction	18,802		260,065		—

	94,984		1,313,813		464,313

Income from operations	113,827		1,574,463		204,966

Other income – net	(31)		(424)		—

Comprehensive financing cost:
Interest expense	274,142		3,791,932		890,149
Interest income	(10,351)		(143,175)		(61,259)
(Gain) loss on valuation of derivative financial instruments	15,047		208,126		(111,253)
Exchange loss (gain), net	53		733		(861)
Gain from monetary position	—		—		(256,877)

	278,891		3,857,616		459,899

Share in income of subsidiary company (Note 8)	(13)		(177)		—

Net loss	$(165,020)	Ps.	(2,282,552)	Ps.	(254,933)

The accompanying notes are an integral part of these financial statements.

Red de Carreteras de Occidente, S. de R. L. de C. V.
(Subsidiary of Zwinger Opco 1 B. V.)
Statements of Changes in Partners’ Equity
For the year ended December 31, 2008 and for the period from August 13, 2007 to December 31, 2007
(Thousands of Mexican pesos)

	Partnership Units
	Amount
							Valuation of
					Accumulated		Derivative Financial		Total Partners’
	Value		Restatement		Deficit		Instruments		Equity
Initial contribution of partnership units on August 13, 2007	Ps.	50	Ps.	1	Ps.	—	Ps.	—	Ps.	51

Additional capital contribution		15,589,100		234,911		—		—		15,824,011
Comprehensive loss		—		—		(254,933)		—		(254,933)

Balance at December 31, 2007		15,589,150		234,912		(254,933)		—		15,569,129

Application of losses		—		(234,912)		234,912		—		—
Comprehensive loss:
Valuation of derivative financial instruments		—		—		—		(216,154)		(216,154)
Net loss for the year		—		—		(2,282,552)		—		(2,282,552)

Comprehensive loss		—		—		(2,282,552)		(216,154)		(2,498,706)

Balance at December 31, 2008	Ps.	15,589,150	Ps.	—	Ps.	(2,302,573)	Ps.	(216,154)	Ps.	13,070,423

The accompanying notes are an integral part of these financial statements.

Red de Carreteras de Occidente, S. de R. L. de C. V.
(Subsidiary of Zwinger Opco 1 B. V.)

Statement of Cash Flows
For the year ended December 31, 2008
(Thousands of Mexican pesos)
(Indirect Method)

	Thousands of U.S.
	dollars (Convenience
	translation; see Note 2)
	Year Ended
	December 31, 2008	2008
Operating activities:
Net loss	$(165,020)	Ps.	(2,282,552)
Items related to investing activities:
Depreciation and amortization	53,668		742,332
Equity in earnings of subsidiary company	(13)		(177)

Items related to financing activities:
Interest expense	235,845		3,262,205
Unpaid exchange loss	52		733

	124,532		1,722,541

(Increase) in:
Accounts receivable	(5,013)		(69,346)
Other accounts receivable and prepaid expenses	(4,256)		(58,863)
Increase (decrease) in:
Trade accounts payable	3,215		44,475
Due to related parties, net	(12,701)		(175,683)
Other current liabilities	597		8,248
Provisions	3,567		49,339

Net cash provided by operating activities	109,941		1,520,711

Investing activities:
Acquisition of furniture and equipment	(22)		(312)
Intangible asset for concession	(26,050)		(360,327)

Net cash used in investing activities	(26,072)		(360,639)

Excess cash to apply to financing activities	83,869		1,160,072

Financing activities:
Interest paid	(233,937)		(3,235,820)
Proceeds from long-term debt	133,350		1,844,500
Commissions and financing costs	(11,009)		(152,279)
Derivative financial instruments	17,389		240,525

Net cash used in financing activities	(94,207)		(1,303,074)

Decrease in cash, cash equivalents and restricted cash	(10,338)		(143,002)

Cash, cash equivalents and restricted cash at the beginning of period	145,836		2,017,198

Cash and cash equivalents and restricted cash at the end of period	$135,498	Ps.	1,874,196

The accompanying notes are an integral part of these financial statements.

Red de Carreteras de Occidente, S. de R. L. de C. V.
(Subsidiary of Zwinger Opco 1 B. V.)
Statement of Changes in Financial Position
For the period from August 13, 2007 to December 31, 2007
(Thousands of Mexican pesos)

	For the period from
	August 13, 2007 (date
	of inception) to
	December 31, 2007
Operating activities:
Net loss	Ps.	(254,933)
Add non–cash items:
Depreciation and amortization		376,685

		121,752

Accounts receivable		(27,608)
Other accounts receivable and prepaid expenses		(17,647)
Trade accounts payable		2,403
Due to related parties		182,780
Other current liabilities		223,884

Net resources generated by operating activities		485,564

Financing activities:
Initial contribution of partnership units		51
Additional capital contribution		15,824,011
Proceeds from long-term debt		31,106,000
Derivative financial instruments		(111,253)

Net resources generated by financing activities		46,818,809

Investing activities:
Investment in subsidiary		(3)
Intangible asset for concession		(44,605,778)
Commissions and other financing costs		(681,394)

Net resources used in investing activities		(45,287,175)

Net increase in cash, cash equivalents and restricted cash	Ps.	2,017,198

The accompanying notes are an integral part of these financial statements.

Red de Carreteras de Occidente, S. de R. L. de C. V.
(Subsidiary of Zwinger Opco 1 B. V.)
Notes to the Financial Statements
For the year ended December 31, 2008 and for the period from August 13, 2007 (date of inception) to December 31, 2007
(Thousands of Mexican pesos)
1. Nature of business
Red de Carreteras de Occidente, S. de R. L. de C. V.’s (the “Company”) main activity is to build, operate, conserve and maintain the concession highways Maravatío-Zapotlanejo and Guadalajara-Aguascalientes-León (the “Concessioned Highways”), as well as other expansion projects, via a concession granted to the Company on October 3, 2007, by the federal government, through the Secretary of Communications and Transportation (“SCT”). The concession term is 30 years. The Concessioned Highways have an overall length of 558.05 kilometers, in the States of Michoacán, Jalisco, Guanajuato and Aguascalientes.
The Company does not have employees; consequently, it does not have any employee labor obligations. The Company has entered into: (i) an operation and maintenance services contract for the Concessioned Highways with ICA Infraestructura, S. A. de C. V., an associated company and (ii) an operation services contract with Prestadora de Servicios RCO, S. de R. L. de C. V., a subsidiary company.
Significant events
On October 1, 2007, the Business Flat Tax (“IETU”) Law (the “IETU Law”) was enacted and went into effect on January 1, 2008. In addition, the Tax Benefits Decree and the Third Omnibus Tax Bill were published on November 5 and December 31, 2007, respectively, clarifying or expanding the transitory application of the law regarding transactions carried out in 2007 that will have an impact in 2008. IETU applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the IETU Law, less certain authorized deductions. IETU payable is calculated by subtracting certain tax credits from the tax determined. Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008. The IETU Law establishes that the IETU rate was 16.5% in 2008 and will be 17% in 2009, and 17.5% thereafter.
Based on its financial projections and according to Interpretation of Financial Reporting Standards (“INIF”) 8, Effects of the Business Flat Tax, the Company determined that it will pay only regular income tax (“ISR”). Therefore, the enactment of IETU did not have any effects on its financial statements, since it only recognizes deferred ISR.
2. Basis of presentation
a. Basis of presentation and convenience translation
The accompanying financial statements of the Company are prepared in accordance with Mexican Financial Reporting Standards (“MFRS”, individually referred to as Normas de Información Financiera or “NIFs”).
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

Solely for convenience of readers, Mexican peso amounts included in the financial statements as of December 31, 2008 and for the year then ended have been translated into U.S. dollar amounts at the rate of 13.8320 pesos per U.S. dollar, the noon buying rate for pesos on December 31, 2008 as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.
b. Investment in subsidiary
The Company’s investment in subsidiary is accounted for using the equity method, which includes cost plus the Company’s equity in undistributed losses, adjusted for the effects of inflation. The balances at December 31, 2008 and 2007 represent the investment in 99.97% of the common stock of Prestadora de Servicios RCO, S. de R.L. de C.V. (“Prestadora”), which is devoted to rendering administrative services. As of December 31, 2008 and 2007 the operations of Prestadora are not material to the accompanying financial statements, for which reason, it is accounted for under the equity method as opposed to consolidated.
c. Monetary unit of the financial statements
The financial statements and notes as of December 31, 2008 and for the year then ended, include balances and transactions denominated in Mexican pesos of different purchasing power, while those as of and December 31, 2007 and for the period from August 13, 2007 (date of inception) to December 31, 2007 are presented in Mexican pesos of purchasing power of December 31, 2007.
d. Classification of costs and expenses
Costs and expenses presented in the statements of operations were classified according to their function due to the various business activities. Consequently, amortization and operation and maintenance of the concession are presented separately from other costs and expenses.
e. Income from operations
Income from operations is the result of subtracting cost and general expenses from net sales. While NIF B-3, Statement of Income, does not require inclusion of this line item in the statements of operations, it has been included for a better understanding of the Company’s economic and financial performance.
f. Comprehensive loss
Comprehensive loss presented in the accompanying statement of changes in partners’ equity represents the Company’s total activity during each year and is comprised of the net loss for the year, plus other comprehensive income (loss) items for the same period which, in accordance with MFRS, are presented directly in partners’ equity without affecting the statements of operations.
g. Reclassifications
Certain captions of the financial statements for the period from August 13, 2007 (date of inception) to December 31, 2007 have been reclassified to conform to the presentation of the 2008 financial statements.

3. Summary of significant accounting policies
a. Accounting changes
Beginning January 1, 2008, the Company adopted the following new NIFs and INIFs and other standards as mentioned below:
•	NIF B-2, Statement of Cash Flows – Supersedes Bulletin B-12, Statement of Changes in Financial Position, and requires the presentation of a statement of cash flow using either the direct or the indirect method; the Company elected the indirect method. The statement of cash flows is presented in nominal pesos. According to NIF B-2, this accounting change should be recognized prospectively; consequently, the Company presents a statement of cash flows for 2008 and a statement of changes in financial position from August 13, 2007 to December 31, 2007.

•	NIF B-10, Effects of Inflation — Considers two economic environments: a) an inflationary environment, where cumulative inflation over a three-year period is 26% or more, in which case, the effects of inflation need to be recognized, and b) a non-inflationary environment, where inflation is less than 26% in the same period, in which case, the effects of inflation may not be recognized in the financial statements. NIF B-10 establishes that this accounting change be recognized prospectively.

Since cumulative inflation in Mexico over the three preceding years is 11.56%, the environment in which the Company operates is no longer inflationary, and the Company discontinued recognition of the effects of inflation in its financial statements beginning January 1, 2008. However, assets, liabilities and partners’ equity at December 31, 2008 and 2007 include restatement effects recognized through December 31, 2007.

•	NIF D-4, Income Taxes – Eliminates the permanent difference concept; clarifies and incorporates certain definitions, and requires that the balance of the initial cumulative effect of deferred income taxes be reclassified to retained earnings unless it is identified with any of the other comprehensive income (loss) items pending to be applied against current earnings.

•	INIF 5, Recognition of the Additional Consideration Agreed to at the Inception of a Derivative Financial Instrument to Adjust it to Fair Value – According to INIF 5, the additional consideration agreed to at the inception of a derivative financial instrument represents a portion of its fair value at that time. Therefore, it should be part of the initial fair value of the instrument rather than being subject to amortization, as required by Bulletin C-10, Derivative Financial Instruments and Hedging Activities, before publication of INIF 7.

•	INIF 7, Application of Comprehensive Income or Loss Resulting from a Cash Flow Hedge on a Forecasted Purchase of a Non-Financial Asset – Establishes that the effect of the hedge recognized in comprehensive income (loss), resulting from a forecasted transaction, on a non-financial asset whose price is established by the hedge, should be capitalized in the cost of the non-financial asset rather than applying it to current earnings in the period in which the asset affects results, as established by Bulletin C-10.

•	IFRIC 12, Service Concession Arrangements — In 2006, the International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC 12, Service Concession Arrangements, which provides guidance regarding accounting for service concessions by private sector operators involved in supplying infrastructure assets and services to the public sector. IFRIC 12 is mandatory under MFRS, as supplemental guidance, beginning January 1, 2008. The Company early adopted IFRIC 12 on January 1, 2007.

IFRIC 12 requires that a service concession be classified as either a financial asset, an intangible asset or a combination of both. A financial asset results when an operator constructs or makes improvements to the infrastructure, in which the operator has an unconditional right to receive a specific amount of cash or other financial asset during the contract term. An intangible asset results when the operator constructs or makes improvements and is allowed to operate the infrastructure for a fixed period after the construction is terminated, in which the future cash flows of the operator have not been specified, because they may vary depending on the use of the asset, and are therefore considered contingent. Both a financial asset and an intangible asset may result when the return/gain for the operator is provided partially by a financial asset and partially by an intangible asset. This IFRIC establishes that for both the financial asset and the intangible asset, the revenues and costs related to the construction or the improvements are recognized in revenues during the construction phase.
As a result of adopting IFRIC 12, the concession granted to the Company by the SCT is classified as an intangible asset in the accompanying balance sheet and construction revenues or improvements to the infrastructure will be recognized during the construction of and improvement to the Concessioned Highways.
b. Recognition of the effects of inflation
As mentioned in a) above, beginning January 1, 2008, the Company discontinued the recognition of the effects of Inflation. Through December 31, 2007, inflation accounting principally resulted in gains and losses related to the effects of inflation on monetary items, which are presented in the financial statements under monetary position result. Monetary position result was calculated by applying National Consumer Price Index (“NCPI”) factors to monthly net monetary position. The decrease in the purchasing power results in a loss if there are monetary assets and in a gain if there are net monetary liabilities. The monetary position result is included in comprehensive financing cost, except to the extent that the amounts are capitalized.
Inflation rates for the years ended December 31, 2008 and 2007 were 6.52% and 3.75%, respectively.
c. Cash and cash equivalents and restricted cash
Cash and cash equivalents consist mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses. Cash is stated at nominal value and cash equivalents on measured at fair value, with fluctuations in value recognized within comprehensive financing cost of the period. Cash equivalents are represented mainly by instruments in Treasury Certificates (CETES), investment funds and money market funds. Cash and cash equivalents subject to restrictions or intended for a specific purpose are presented separately under current or noncurrent assets as the case may be.
d. Furniture and equipment
Furniture and equipment are recorded at acquisition cost. Depreciation is calculated using the straight-line method over the useful life value of the asset. Depreciation begins in the month in which the asset is placed in service. The useful lives of furniture and fixtures are 10 years and computer equipment is 4 years.
e. Investment in concession
The Company’s investment in concession is classified as an intangible asset (see Note 3a.). Investments in concessions are recorded at acquisition value and construction cost and, through December 31, 2007, were restated for inflation using NCPI factors, without exceeding its recoverable value. The total cost of financing incurred during the construction period is capitalized. Beginning January 1, 2008, the investment in concession project is amortized based on vehicle capacity of the toll road during the period of concession granted. Through December 31, 2007 the amortization was calculated based on straight-line method over the 30 year concession period. Such change reduced amortization of the year by Ps. 853,052.

f. Other assets
Other assets are mainly comprised of commissions and other financing costs. Commissions and other financing costs are recorded at their original historical value and are amortized over the life of the related long-term debt. Derivative instruments are recorded at their fair value as discussed in insert m below.
g. Impairment of long-lived assets in use
Management periodically evaluates the impairment of long-lived assets as established by Bulletin C-15, Impairment in the Value of Long-Lived Assets and their Disposal. If there is any indication that restated values exceed the respective recoverable amounts, assets are written down to this recoverable amount through a charge to results of the period in which this difference arises. The recoverable amount is determined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The method used to calculate the recoverable amount considers the particular circumstances of the concession. Revenue projections are used which consider assumptions and estimates concerning vehicle traffic, the growth of the population and economy along the concessioned highway, temporary passenger reductions due to tariff increases and commercial strategies designed to promote utilization, among others, which may differ and be adjusted according to the actual results obtained.
h. Provisions
Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated. In the event an obligation arises for which the Company believes required settlement is remote, such provision is disclosed but is not recognized in the financial statements.
i. Toll revenues
Toll revenues are recognized when the services are provided, determined based on the vehicle capacity of the toll road.
j. Revenue and construction cost
Revenues and construction costs are recognized for the construction of improvements to infrastructure based on the percentage-of-completion method.
k. Repair and maintenance expenses
Maintenance expenses are recorded as costs in the period in which they are incurred.
     l. Income tax
In accordance with Mexican tax law, the Company is subject to ISR and IETU.
The provision for income tax is determined according to NIF D-4, Income Taxes. Beginning in October 2007 to determine the provision for deferred income taxes, the Company must determine if based on financial projections, it will pay ISR or IETU and accordingly, the Company recognizes deferred income taxes based on the tax it expects to pay. Deferred income tax assets and liabilities are recognized for the applicable temporary differences resulting from comparing the accounting and tax values of assets and liabilities plus any future benefits from tax loss carryforwards and unused tax credits. The resulting deferred tax provision or benefit related to the recognition of the deferred tax liability or asset is reflected in the statement of operations. The calculation and recognition of deferred taxes and the recognition of asset tax requires the use of estimates that could be affected by the amount of future taxable income, the assumptions considered by management and the results of operations.

Deferred income tax assets are only recognized when there is a high probability that they can be recovered, periodically evaluating the probability based on the historical taxable results and the estimation of future taxable revenues. A valuation allowance is recorded for any deferred tax asset for which realization is not highly probable. The assumptions used in forming the estimate of a valuation allowance may change based on various circumstances, which may result in the modification of such valuation allowance, thereby affecting the Company’s financial position and results of operations.
m. Derivative financial instruments
i) Risk management
The Company is exposed to various economic risks including (i) financial market risks (interest rate, exchange rate and prices), (ii) credit risk, and (iii) liquidity risk.
The Company attempts to minimize the potential negative effects of these risks on its financial performance using different strategies. Derivative financial instruments are used to hedge exposure to the financial risks of transactions already recognized in the balance sheet (recognized assets and liabilities), as well as firm commitments, and forecasted transactions that are likely to occur.
The Company enters into hedging derivative instruments in order to reduce the uncertainty of the return on its projects. From an accounting perspective, derivative financial instruments can be classified as either hedging or trading instruments, which does not affect the objective of entering into the contract, which is to mitigate the risks to which the Company is exposed in its projects.
Interest rate hedges are entered into to cap the maximum financial costs and to support the viability of the projects.
Exchange rate hedges are entered into to reduce the exchange rate risk in projects where the labor and supply costs are incurred in a currency other than the source of the financing. The Company enters into its financings in the same currency as that of the source of repayment.
Entering into derivative financial instruments is linked, in most cases, to the financing of projects. Therefore, counterparties to derivative instruments are usually the same institution (or an affiliate of such institution) that granted the financing under the project is also the counterparty. This is true for both instruments that hedge interest rate fluctuations and those that hedge exchange rate fluctuations. In both cases, the derivatives are entered into directly with the counterparties.
The Company’s internal control policy establishes that prior to entering into a loan, the risks inherent in the projects require collaborative analysis by representatives from the Finance, Legal, Administration, and Operation areas. This analysis also includes assessing the use of derivatives to hedge financing risks included in the potential loan. Based on the internal control policy of the Company, the Finance and Administration areas are responsible for contracting the derivatives upon completion of this analysis.

To assess the use of derivatives to hedge financing risks, sensitivity analyses are performed considering all the possible outcomes of the relevant variables of alternative derivative instruments. This helps to define the economic efficiency of each of the alternatives available to cover the measured risk. The Company then compares the terms, obligations and conditions of each possible derivative instrument to determine which instrument best suits the Company’s hedging strategy. Effectiveness tests are also performed, with the help of expert appraisers, to determine the treatment given to the derivative financial instrument once it is contracted.
The Company’s policy is to enter into derivative financial instruments at the project level. The Company does not enter into instruments that involve margin calls or additional credit beyond those already approved by the respective committees, as such instruments are not considered as additional liquidity sources for these types of requirements. In projects requiring collateral, the Company’s policy establishes that the deposits required must be made at the beginning or (contingent) letters of credit must be entered into upon contracting the project to reduce the project’s exposure.
ii) Accounting policy
The Company values all derivative financial instruments at fair value, regardless of the purpose for holding them. Fair value is determined based on market prices when involving derivatives traded on recognized markets. If not traded on recognized markets, fair value is determined based on recognized valuation techniques in the financial sector, supported by sufficient, reliable and verifiable information. Fair value is recognized in the balance sheet as an asset or liability based on the rights and obligations derived from the contracts executed.
When the transactions meet all hedge accounting requirements, the Company designates the derivatives as hedging financial instruments at the beginning of the relationship. For fair value hedges, the fluctuation in valuation of both the derivative and the open risk position is recognized in results of the year in which it occurs. For cash flow hedges, the effective portion is recognized temporarily in other comprehensive income within partners’ equity, and is subsequently reclassified to results when affected by the hedged item; the effective portion is recognized immediately in results of the period.
Certain financial derivatives, although entered into for hedging purposes from an economic perspective, may not comply with all hedge accounting requirements established in applicable accounting standards, and thus are designated as trading hedges. The fluctuation in the fair value of such derivatives is recognized immediately in results of the year.
n. Restatement of partners’ equity
Through December 31, 2007, partners’ equity was restated for inflation using the NCPI from the respective dates such capital was contributed or losses were generated.
o. Foreign currency transactions
Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. Balances of monetary assets and liabilities are adjusted monthly at the market rate. The effects of exchange rate fluctuations are recorded in the statement of operations, except for those cases in which they can be capitalized.

4. Cash, cash equivalents and restricted cash

	December 31,
	2008		2007
Cash	Ps.	1,536	Ps.	555
Cash equivalents		55,457		160,100

	Ps.	56,993	Ps.	160,655

Restricted cash and cash equivalents	Ps.	1,817,203	Ps.	1,856,543
Long-term		(844,460)		(1,017,755)

Current	Ps.	972,743	Ps.	838,788

The Company entered into two administrative trust contracts. The first trust was established for the collection of tolls and related services, which such amounts guarantee and are dedicated mainly for the payment of the debt entered into by the Company as well as for maintenance of the Concessioned Highways. Amounts held in this trust as of December 31, 2008 and 2007 are Ps. 222,904 and Ps. 329,911, respectively. The second trust was established for the construction of expansion projects. Amounts held in this trust as of December 31, 2008 and 2007 are Ps.1,594,299 and Ps.1,526,632, respectively . To comply with clause twenty-eight of the Concession title, which requires the creation of a Conservation and Maintenance Fund, which must be equal to three days’ gross expected gross revenue each year. At December 31, 2008, the balance of this Fund is Ps.21,602 and forms part of the maintenance fund. The fund trustee is the financial institution Deutsche Bank México, S.A.
5. Other accounts receivable and prepaid expenses
Other receivables and prepaid expenses consist of the following:

	December 31,
	2008		2007
Recoverable taxes	Ps.	10,450	Ps.	80
Prepaid insurance premiums and bonds		28,641		16,882
Other		37,157		423

	Ps.	76,248	Ps.	17,385

6. Investment in concession
a. The intangible asset is as follows:

	December 31,
	2008		2007
Consideration to the federal government	Ps.	44,541,230	Ps.	44,541,230
Capitalized costs		324,613		64,548
Advances to suppliers		266,823		262

		45,132,666		46,606,040
Accumulated amortization		(976,448)		(354,456)

	Ps.	44,156,218	Ps.	44,251,584

b.	The Mexican government has recently created an economic policy, the National Development Plan 2007-2012, whose objectives are to achieve greater levels of competitiveness, create more and better jobs for the population, bring about a more dynamic internal market, and to provide basic services which benefit both the population and productive activities.
The actions established in the Mexican government’s plan for the development of infrastructure include, among others, allocating more resources and incorporating best practices in the processes of preparation, management and handling of the infrastructure projects and providing greater legal assurance to encourage greater participation by the private sector in the development of infrastructure, as well as perfecting financing schemes to boost investment in the sector.
As part of its economic policy, on October 3, 2007, the federal government, through the SCT, granted a concession title to the Company, to construct, operate, exploit, conserve and maintain for a 30-year period the highways entitled Maravatio-Zapotlanejo and Guadalajara-Aguascalientes-León, with a total length of 558.05 km, located in the states of Michoacán, Jalisco, Guanajuato and Aguascalientes, as well as the expansion work established in the concession title.
The Company’s investment will be recovered through the collection of toll rates established by the SCT over the term established in the concession title. Such rates may be adjusted semiannually in accordance with the NCPI or in the event of an increase of 5% or more, in relation to the index in effect at the date of the last adjustment. The toll road revenues guarantee long-term debt (see Note 13).
c. The principals requirements and conditions of the concession title are as follows:
The concessionaire must carry out the expansion work associated with the highways currently in operation, which include the subsection junction of the highway León-Aguascalientes to the junction Desperdicio II of the highway Zapotlanejo-Lagos de Moreno, with an approximate length of 19.00 km; highway Zacapu — junction of the highway Maravatio-Zapotlanejo with an approximate length of 8.67 km in the state of Michoacán; modernization of six lanes (three in each direction) of the highway Guadalajara-Aguascalientes-León, in the section from Guadalajara-Zapotlanejo, with a length of 16.5 km in the state of Jalisco, including expansion and strengthening of six traffic lanes of the bridge named Ing. Fernando Espinosa; reconstruction of the traffic-bearing surface of the highway Guadalajara-Aguascalientes-León for the section from Zapotlanejo-Lagos de Moreno; subsection junction El Desperdicio at the junction with the Lagos de Moreno bypass, with a length of 27.8 km in the state of Jalisco, including improvement of horizontal and vertical signposting; reconstruction of the traffic-bearing surface of the highway Guadalajara-Aguascalientes-León, for the section León-Aguascalientes; subsection junction El Salvador to the border with the states of Jalisco and Aguascalientes, with a length of 4.34 km in the state of Jalisco, including improvements in horizontal and vertical signposting.
The rights and obligations derived from the concession cannot be transferred by the concessionaire unless: (i) it has the prior written authorization of the SCT; (ii) it has complied with all its obligations derived from the title at the authorization request dates; (iii) a period of not less than three years has elapsed since the commencement date of the concession; (iv) the assignee fulfills the requirements established in applicable laws and regulations for the granting of the concession; and (v) the concessionaire and/or the assignee fulfills the provisions regarding concentration established in the Federal Antitrust Law.
Neither the concession nor its partners may transfer or pledge under any title their partnership interests in the partnership units, or the rights derived from the concession without the prior written authorization of the SCT.
The Company made an initial payment equal to Ps. 44,051,000 at face value (Ps. 44,541,230, restated value) to obtain the concession, based on the terms established with the SCT.

The federal government retains the right to recover the concession in accordance with the procedure established in article 19 of the General Law on State Property. The recovery declaration will establish the general bases applicable to settle the amount of any compensation payable to the concessionaire, bearing in mind the duly substantiated investment made, as well as the depreciation of the assets, equipment and installations used directly for the purposes of the concession.
On the termination date of the concession, the ancillary services and installations permanently attached to the highways and the operating, utilization, conservation and maintenance rights will revert to the nation, in good condition, at no cost and free of any and all encumbrances.
The Company must create a conservation fund to ensure compliance with the conservation and maintenance program which must be maintained for a minimum amount equal to three days of the annual expected gross revenue in the year in question. Such conservation fund may be used solely and exclusively for the conservation and maintenance of the highways.
The Company will be obligated to pay consideration to the federal government each year equal to 0.5% of the gross toll rate revenues without value-added tax, of the immediately prior year derived from the operation of the highways during the concession term. During 2008 and 2007, the consideration paid was Ps.13,137 and Ps.3,315, respectively.
As of December 31, 2008 and 2007, the Company is in compliance with the aforementioned conditions, based on the established programs.
7. Furniture and equipment
Furniture and equipment consist of the following:

	December 31,
	2008		2007
Furniture and fixtures	Ps.	302	Ps.	—
Computer equipment		10		—

Total	Ps.	312	Ps.	—

8. Investment in shares of subsidiary company
a.	As of December 31, 2008 and 2007, the investment in shares of subsidiary companies represents a 99.97% interest in the partnership units of Prestadora. The investment is presented as an equity method investment as consolidation is not considered material.

b.	Prestadora was created to provide administrative, accounting, tax, professional and personnel support, as well as consulting and supervisory services, among others, primarily to affiliates or its holding company.

c.	During 2007, the Company made an initial partnership contribution to Prestadora of Ps. 3.

d.	The condensed audited financial statements of Prestadora are as follows:

	December 31,
	2008		2007
Balance sheet:
Total assets	Ps.	1,366	Ps.	598
Total liabilities		1,234		543
Total partners’ equity		132		55

	December 31,
	2008		2007
Statement of operations:
Net revenues (1)	Ps.	6,683	Ps.	2,597
Operating income		186		2,545
Net income		129		52

(1)	The total revenues of the subsidiary are for operations carried out with the Company.
9. Other assets
Other assets consist of the following:

	December 31,
	2008		2007
Commissions and other financing costs	Ps.	833,673	Ps.	681,394
Accumulated amortization		(142,569)		(22,229)

		691,104		659,165

Derivative financial instruments (Note 12)		—		111,253

Total	Ps.	691,104	Ps.	770,418

10. Other current liabilities
Other current liabilities consist of the following:

	December 31,
	2008		2007
Interest payable	Ps.	208,494	Ps.	182,108
Taxes other than income tax		48,195		35,900

	Ps.	256,689	Ps.	218,008

11. Provisions
At December 31, 2008 and 2007, the composition and changes of principal provisions are as follows:

	December 31,		Provision Used						December 31,
	2007		and Transfers		Additions		Reversals		2008
Costs expected to be incurred for damage repair	Ps.	—	Ps.	—	Ps.	10,000	Ps.	(5,237)	Ps.	4,763
Provision for fee payable to the federal government		3,315		(3,315)		13,137		—		13,137
Accrual for electronic toll payment contract		2,561		(2,561)		28,952		(8,932)		20,020
Accrual for operating expenses		—		—		44,958		(30,978)		13,980

	Ps.	5,876	Ps.	(5,876)	Ps.	97,047	Ps.	(45,147)	Ps.	51,900

	Provision Used						December 31,
	and Transfers		Additions		Reversals		2007
Provision fee payable to the federal government	Ps.	—	Ps.	3,315	Ps.	—	Ps.	3,315
Accrual for electronic toll payment contract		—		2,651		—		2,561

	Ps.	—	Ps.	5,876	Ps.	—	Ps.	5,876

12.	Derivative financial instruments

Interest rate swaps

To mitigate the risk of interest rate fluctuations, the Company uses swaps and/or options to set variable rates to fixed rates. Transactions that fulfill hedge accounting requirements have been designated as cash flow hedges.

The worldwide financial crisis has caused a general decrease in interest rates, resulting in decreased cash flows from financial instruments and increased liabilities resulting from such instruments.

The following table shows the financial instruments that the Company has entered into as of December 31, 2008 and 2007 to hedge interest rate fluctuations through interest rate swaps.

					Fair value (Thousands of Mexican pesos)
	Contracting	Maturity					Feb. 27,
	date	date	Rate received	Rate paid	2007	2008	2009
Hedging
15,500,000	Oct. 2007 / Mar. 2008	Dec 30, 2023	TIIE28d (8.70%)	8.52%	109,624	(216,449)	286,217

Trading
12,975,000	Oct. 2007 / Dec. 2007	Dec 30, 2023	TIIE28d (8.70%)	4.33% + UDI	1,629	(128,977)	130,581

					$111,253	$(345,426)	$416,798

The values shown in the “Rate received” column are as of December 31, 2008.
Variable rate to fixed rate

In October 2007, the Company entered into four swaps that change the profile of a variable rate financing to a weighted average fixed rate of 8.52% on a notional amount of Ps. 15,500 million. These swaps were classified, as of May 2008, as cash flow hedges with fair value recognized in comprehensive income within stockholders’ equity.

Variable rate to fixed rate plus UDIS

Revenues derived from the rates charged to users are indexed to inflation. In October and December 2007, two swaps were entered into to change the profile of a variable rate financing to a weighted average rate of 4.33% plus UDIS. The notional amount of both swaps is Ps. 12,975 million. These derivatives were classified as derivatives for trading purposes and fluctuations in their fair value are recognized in comprehensive financing result.

13.	Long-term debt

Long-term debt consists of the following:

	December 31,
	2008		2007
Syndicated loan acquired with different Mexican and foreign financial institutions for Ps.31,000,000, including additional lines of credit for liquidity and principal expenses for Ps.3,100,000 and Ps.3,000,000, respectively. To guarantee payment of these credits, the Company assigned the collection rights and the highway tolls of the Concessioned Highways to a management trust (see Note 4). Additionally, certain partnership units with voting rights of the Company guarantee the debt.

The credit term is seven years, and may be extended an additional ten years, and bears interest at a rate resulting from applying the Mexican Equilibrium Interbank Offered Interest Rate (“TIIE”) plus basis points ranging from 120 to 165 basis points in the first year, and increasing gradually over the subsequent years until reaching a range of between 180 and 225 basis points in the sixth and seventh years. Interest will be payable monthly, and principal is payable in a single payment at the end of the contract term.	Ps.	32,950,500	Ps.	31,106,000

Terms of the long-term debt provide various covenants that restrict the ability to incur additional indebtedness, issue guarantees, sell fixed and other non-current assets and make capital distributions to the Company, as well as require compliance with certain other financial ratios. These financial ratios include: the ratio of total liabilities to equity; the ratio of current assets to current liabilities; the ratio of current assets less affiliated accounts receivable to current liabilities; and the ratio of operating earnings plus depreciation to net financing expenses. For the year ended December 31, 2008 and for the period from August 13, 2007 (date of inception) to December 31, 2007, the Company was in compliance with such covenants.
14.	Foreign currency balances and transactions
a.	The monetary position in foreign currencies is as follows:

	December 31,
	2008			2007
	Foreign Currency	Mexican Peso		Foreign Currency	Mexican Peso
	Balances	Equivalent		Balances	Equivalent
Currency	(Thousands)			(Thousands)
U.S. dollars:
Assets	1,011	Ps.	13,927	—	Ps.	—
Liabilities	(2,152)		(29,420)	(1,141)		(15,614)

Net liability position	(1,141)	Ps.	(15,493)	(1,141)	Ps.	(15,614)

b.	Transactions in thousands of U.S. dollars are as follows

		For the period from
		August 13, 2007 (date of
	Year ended	inception) to
	December 31, 2008	December 31, 2007
Financing expenses	—	1,141
c.	Pertinent exchange rate information at the date of the financial statements is as follows:

	Buy				Sell
	2008		2007		2008		2007
U.S. dollar currency exchange

Interbank rate	Ps.	13.6850	Ps.	10.8795	Ps.	13.7750	Ps.	10.9295
d.	As of May 22, 2009, date of the related independent auditors’ report, the interbank buy and sell exchange rates were Ps 13.0448 and Ps.13.1980, respectively.
15.	Income tax

The Company is subject to ISR.
a.	The main items comprising the asset balance of deferred income taxes are as follows:

	December 31,
	2008		2007
Liabilities:
Commissions and other financing costs	Ps.	(193,509)	Ps.	(184,566)
Derivative financial instruments		—		(31,151)
Furniture and equipment		(3)		—
Prepaid expenses and advances to suppliers		(82,730)		(4,801)

		(276,242)		(220,518)

Assets:
Intangible asset for concession		484,164		12,832
Accrual for operating expenses		—		717
Allowance for doubtful accounts		2,037		—
Derivative financial instruments		96,719		—
Debt to the federal government		—		928
Provisions and account payable for work executed not estimated		46,026		—

		628,946		14,477

Deferred net income tax asset (liability)		352,704		(206,041)

Tax loss carryforwards		567,765		239,787

Total net deferred tax asset		920,469		33,746

Valuation allowance		(920,469)		(33,746)

Net deferred tax asset	Ps.	—	Ps.	—

b.	As of December 31, 2008 and 2007, a valuation allowance for the existing deferred income tax asset of Ps. 920,469 and Ps.33,746, respectively has been recognized. In determining this estimate, the Company’s management considered that based on the projection of future tax results, realizability of such amount was not highly probable; however, if the circumstances differ from the estimates made, the estimate could also vary.

c.	In accordance with rule 3.4.14 of the omnibus tax ruling of April 25, 2007, tax payers engaged in the exploitation of a concession, authorization or permit granted by the federal government may apply their tax losses until they are fully depleted, or the concession, authorization or permit expires or the Company is liquidated, whichever occurs first. As of December 31, 2008 and 2007 the amount of the restated tax loss are Ps. 2,027,732 and Ps. 856,382, respectively.

d.	The balances of the contributed capital account at December 31, 2008 and 2007 are Ps. 16,856,306.
16.	Partners’ equity
a.	As of December 31, 2008 and 2007, partnership units are composed of 10 partnership interests, at no par value, classified as Class I and II. Fixed capital at par value is Ps.50.

b.	At a partners’ meeting held on September 28, 2007, the partners approved an increase in variable capital by Ps. 15,589,100 nominal value, (Ps. 15,824,011 restated value).

c.	Partners’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. Any tax paid on such distribution may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

d.	At December 31, 2007 partners’ equity at historical and restated values was as follows:

	2007
	Historical		Restatement		Total
Partnership units	Ps.	15,589,150	Ps.	234,912	Ps.	15,824,062
Result of the period		(508,560)		253,627		(254,933)

	Ps.	15,080,590	Ps.	488,539	Ps.	15,569,129

17.	Transactions and balances with related parties
a.	Balances due to related parties are as follows:

	December 31,
	2008		2007
Goldman Sachs Paris Int. Et. Cie.	Ps.	1,223	Ps.	176,142
Ingenieros Civiles Asociados, S. A. de C. V.		45,547		—
ICA Infraestructura, S. A. de C. V.		5,888		6,638

	Ps.	52,658	Ps.	182,780

b.	Transactions with related parties, carried out in the ordinary course of business, were as follows:

			For the period from
	For the year ended		August 13, 2007 to
	December 31, 2008		December 31, 2007
Operation and maintenance expenses	Ps.	172,190	Ps.	44,578
Administrative services expense		36,965		3,289
Commissions and other financing costs		—		176,897
Capitalized costs of investment in concession		15,111		30,507
Other costs		—		22,357
Construction cost		213,701		—
18.	Differences Between MFRS and Accounting Principles Generally Accepted in the United States of America (“U.S. GAAP”)

Through December 31, 2007, the financial statements under MFRS include the effects of inflation as provided for under Bulletin B-10, Comprehensive Effects of Inflation on Financial Information, which also requires the restatement of all financial statements to constant pesos as of the date of the most recent balance sheet date presented, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. However, the reconciliation to U.S. GAAP for 2007 does not include the reversal of the inflation adjustments required under Bulletin B-10. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting.

As further mentioned in Notes 3.a and 3.b, effective January 1, 2008, the Company adopted NIF B-10, under which it suspended the recognition of the effects of inflation on its financial information and ceased the restatement of financial information to constant pesos.

The principal differences between MFRS and U.S. GAAP are discussed below. However, none of the differences had an effect on net loss or total partners’ equity as presented in the MFRS financial statements. Effects on separate accounts and balances within the balance sheet and income statement are discussed as applicable.
a.	Application of losses

In its MFRS financial statements, the Company recognizes the application of accumulated losses against partnership units. Such applications are made only upon approval of the partners of the Company. However, U.S. GAAP prohibits the reclassification of accumulated losses against other capital accounts, except in certain circumstances.

These differences do not affect total partners’ equity under U.S. GAAP, but rather represent reclassifications among the affected accounts within partners’ equity.

During 2008, an application of Ps. 234,912 was made, decreasing the balance of accumulated losses and decreasing the value of partnership units under MFRS. The following table shows the balances of the partners’ equity accounts on a U.S. GAAP basis, reversing the application of 2008.

	Partners’				Partners’ Equity
	Equity Accounts				Accounts under U.S.
	Under MFRS at December		U.S. GAAP		GAAP at December 31,
	31, 2008		Adjustment		2008
Nominal partnership units	Ps.	15,589,150	Ps.	—	Ps.	15,589,150
Restatement of partnership units				234,912		234,912
Accumulated deficit		(2,302,573)		(234,912)		(2,537,485)
Valuation of derivative financial instruments		(216,154)		—		(216,154)
Total partners’ equity	Ps.	13,070,423	Ps.	—	Ps.	13,070,423

b.	Concession accounting under IFRIC 12

As discussed in Note 3.a to the financial statements under MFRS, effective January 1, 2007, the Company early adopted IFRIC 12. IFRIC 12 results in the recognition of an intangible asset related to the construction, as well as the recognition of revenues and costs related to improvements to infrastructure of the concession during the construction phase. Although accounting for the concession under U.S. GAAP results in the recognition of an intangible asset recorded at the same value as that under MFRS, U,S. GAAP does not result in the recognition of construction costs and revenues. Accordingly, under U.S. GAAP, the Company reversed construction revenues and construction costs of Ps. 260,065 recognized in MFRS in 2008. As there was no profit margin recognized on construction activities, the reversal of the construction revenues and related costs do not result in a reconciling adjustment to arrive at net loss under U.S. GAAP. No construction revenues or costs were recognized in 2007 under MFRS as there were improvements projects in process during that year.

c.	Deferred income taxes

Under MFRS, the Company accounts for deferred income taxes in accordance with NIF D-4 (adopted January 1, 2008) and Bulletin D-4, Income Tax, Asset Tax and Statutory Employee Profit Sharing, which require a methodology similar to Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes, which is applied by the Company for purposes of the U.S. GAAP reconciliation. However, deferred taxes are classified as non-current for MFRS purposes while they are based on the classification of the related asset or liability for U.S. GAAP purposes.

In addition, as discussed in Note 1, during 2007, the IETU Law was enacted and became effective in 2008. The Company determines, based on projections, whether it will be subject to ISR or IETU and records the deferred tax asset (liability) based on such determination. When an entity projects that it will be subject to IETU in some years and ISR in others, MFRS requires an entity to calculate its deferred taxes using temporary differences and rates pursuant to both IETU and ISR laws and record deferred taxes based on the law that yields the greater net deferred tax liability or, as it were, the smaller net deferred tax asset. Under U.S. GAAP, a hybrid approach is applied whereby the entity must recognize the deferred tax asset or liability based on the tax it expects to pay in each year in which its temporary differences reverse. For 2007 and 2008, the Company’s projections indicate that it will be an ISR payer. Given this conclusion, as well as that there are no other U.S. GAAP adjustments that affect deferred income taxes, there are no differences with respect to deferred taxes under MFRS and U.S. GAAP. Additionally, although U.S. GAAP requires the deferred income tax asset or liability to be classified as either current or long-term, under both MFRS and U.S. GAAP, the net deferred tax asset is fully reserved such that no net deferred asset or liability is presented in the MFRS or U.S. GAAP balance sheet.

In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. FIN 48 became effective for fiscal years beginning after December 15, 2006 for public entities and their subsidiaries.

The Company adopted FIN 48 as of August 13, 2007, as required. The provisions of FIN 48 were applied to all tax positions under SFAS No. 109 upon initial adoption. As of December 31, 2008 and 2007, there are no unrecognized tax benefits. The impact of adopting this interpretation was not material to the Company’s financial position, results of operations or cash flows.

d.	Other Differences and Supplemental U.S. GAAP and Securities and Exchange Commission Disclosures

(1)	Fair Value of Financial Instruments -

On January 1, 2008, the Company adopted SFAS 157, Fair Value Measurements, which clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability (considered the “exit” price) in an orderly transaction between market participants at the measurement date. The statement requires the use of inputs in determining fair value, which are the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. Inputs can be observable, which are those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity, or unobservable, which are those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The statement requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and requires entities to categorize the inputs used in fair value measurements within the following hierarchy:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 — inputs other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3 — unobservable inputs for the asset or liability, which include instruments measured based on the best available information, which might include some internally-developed data, and considers risk premiums that a market participant would require.

Derivative financial instruments

The Company enters into various interest rate swaps. In general, given the nature of its derivative financial instruments, no quoted market prices are available. Accordingly, the Company values its derivative financial instruments using recognized valuation methodologies, which fall within the income approach technique. The fair values are either prepared by the valuation agents represented by the counterparties with whom it enters into these instruments, or by a Mexican price provider specialist authorized by the CNBV (Comisión Nacional Bancaria y de Valores). Accordingly, all derivative instruments are classified within level 2, of the fair value hierarchy.

Inputs used in valuation methodologies for derivatives financial instruments are provided by a price vendor authorized by CNBV. Those inputs refer to UDI prices and domestic and foreign interest rates and their volatility. No adjustments for credit risk of the counterparty are applied to derivative financial instruments.

SFAS 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value of financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. These financial instruments include items such as trade accounts receivable, accounts payable, provisions, and long-term debt.

The estimate fair value amounts as discussed below have been determined by the Company using available market information or other appropriate valuation techniques. The Company uses its best judgment in estimating the fair value of these financial instruments. Accordingly, the estimates discussed herein may not necessarily be indicative of the amounts that the Company could have realized in a sale transaction on the dates indicated. The use of different market assumptions may have a material effect on the estimated fair value amounts.

The carrying amounts of trade accounts receivable, accounts payable and provisions are of a short-term nature and bear interest at rates tied to market indicators. Accordingly, the Company believes that their carrying amounts approximate their carrying value.

For long-term debt, fair value is estimated using discounted cash flows based on the current incremental borrowing rates for similar types of borrowing arrangements. The estimated fair value of the Company’s long-term debt is Ps. 32,950,500, which is similar to its carrying value, given the variable interest rate nature of the debt.

(2)	Statement of cash flows — For MFRS purposes, for the period from August 13, 2007 (date of inception) through December 31, 2007, the Company presented a statement of changes in financial position under Bulletin B-12, Statement of Changes in Financial Position, which identifies the generation and application of resources as the differences between beginning and ending financial statement balances in constant Mexican pesos. Effective January 1, 2008, the Company adopted NIF B-2, and thus presents a statement of cash flows under MFRS.

For 2007 and 2008, for U.S. GAAP purposes, the Company has provided a statement of cash flows in accordance with SFAS No. 95, Statement of Cash Flows, which presents only cash movements, excluding the effects of inflation, and requires that additional information related to non-cash investing and financing transactions and other events be provided separately.

Requirements regarding the presentation of the statement of cash flows under MFRS differ in certain respects from those set forth by U.S. GAAP. Among others, MFRS includes restricted cash within the cash and cash equivalents balances while under U.S. GAAP, changes in restricted cash are generally presented as cash flows from investing activities. In addition, payments of interest expense are financing cash flows for MFRS and operating cash flows under U.S. GAAP.

The information for the year ended December 31, 2008 and for the period from August 13, 2007 (date of inception) to December 31, 2007 is presented below:

	Thousands of U.S.
	dollars (Convenience			For the period from
	translation; see Note			August 13, 2007 (date
	2) Year ended	For the year ended		of inception) to
	December 31, 2008	December 31, 2008		December 31, 2007
Operating activities:
Net loss under MFRS	$(165,020)	Ps.	(2,282,552)	Ps.	(254,933)
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	53,668		742,332		376,685
Allowance for doubtful accounts	—		—		7,276
Equity in earnings of subsidiary Company	(13)		(177)		—
Provisions	3,567		49,339		—
Unpaid exchange loss	52		733		—
Valuation of derivative financial instrument	9,442		130,606		(1,629)
Accrued interest expense	1,908		26,385		—

Changes in operating assets and liabilities:
Accounts receivable	(5,013)		(69,346)		(34,884)
Other accounts receivable and prepaid Expenses	(4,256)		(58,863)		(17,647)
Trade accounts payable	3,215		44,475		2,403
Due to related parties, net	(12,701)		(175,683)		182,780
Other current liabilities	597		8,248		223,884

Net cash (used in) generated by operating activities	(114,554)		(1,584,503)		483,935

Investing activities:
Acquisition of furniture and equipment	(22)		(312)		—
Investment in subsidiary	—		—		(3)
Intangible asset for concession	(26,050)		(360,327)		(44,605,778)
Restricted cash and cash equivalents	2,844		39,340		(1,856,543)

Net cash used in investing activities	(23,228)		(321,299)		(46,462,324)

Financing activities:
Initial contribution of partnership units	—		—		51
Additional capital contribution	—		—		15,824,011
Proceeds from long-term debt	133,350		1,844,500		31,106,000
Commission and financing costs	(11,009)		(152,279)		(681,394)
Derivative financial instruments	7,947		109,919		(109,624)

Net cash provided by financing activities	130,288		1,802,140		46,139,044

(Decrease) increase in cash and cash equivalents	(7,494)		(103,662)		160,655

Cash and cash equivalents at the beginning of period	11,614		160,655		—

Cash and cash equivalents at the end of period	$4,120	Ps.	56,993	Ps.	160,655

Cash paid for:

Interest	$233,937	Ps.	3,235,820	Ps.	670,302

(3)	Statement of comprehensive income —The Company’s statements of comprehensive income for the year ended December 31, 2008 and for the period from August 13, 2007 (date of inception) to December 31, 2007, are set forth below:

	Millions of
	U.S. Dollars
	(Convenience
	Translation)
	Year Ended
	December 31,
	2008	2008		2007
Net loss under U.S. GAAP	$(165,020)	Ps.	(2,282,552)	Ps.	(254,933)
Other comprehensive loss:
Valuation of derivative financial instruments	(15,627)		(216,154)		—

Comprehensive loss under U.S. GAAP	$(180,647)	Ps.	(2,498,706)	Ps.	(254,933)

Of the amount included in other comprehensive loss above related to derivative instruments, estimated losses of Ps. (95,896) are expected to be reclassified to results within the next twelve months.
19. New accounting principles
As part of its efforts to converge Mexican standards with international standards, in 2008, the Board for Research and Development of Financial Information Standards (“CINIF”) issued the following NIFs and INIFs, which became effective for fiscal years beginning on January 1, 2009:
NIF B-7, Business Acquisitions

NIF B-8, Consolidated or Combined Financial Statements

NIF C-7, Investments in Associated Companies and other Permanent Investments

NIF C-8, Intangible Assets

NIF D-8, Share-based Payments

INIF 16, Transfer of Primary Financial Instruments for Trading to Another Classification (early adoption as of October 1, 2008 is permitted))
Some of the significant changes established by these standards are as follows:
NIF B-7, Business Acquisitions, requires fair value measurement of the non-controlling interest (minority interest) as of the acquisition date. Consequently, overall goodwill is recognized based on fair value. NIF B-7 establishes that acquisition and restructuring expenses should not be included or recognized as a liability assumed from the acquisition, respectively.
NIF B-8, Consolidated or Combined Financial Statements, establishes that special purpose entities over which control is exercised should be consolidated. Subject to certain requirements, it allows the option of filing unconsolidated financial statements for intermediate holding companies and requires that the potential voting rights be considered to analyze whether control exists.
NIF C-7, Investments in Associated Companies and Other Permanent Investments, requires that investments in special purpose entities where significant influence is exercised be valued using the equity method. It also requires that potential voting rights be considered to analyze whether significant influence exists, establishes a specific procedure and a threshold for the recognition of losses in associated companies and requires the presentation of investments in associated companies, including the respective goodwill.

NIF C-8, Intangible Assets, requires that any preoperating expenses incurred up to December 31, 2008, and which were still being amortized, be offset against retained earnings.
NIF D-8, Share-based Payments, establishes the rules for recognizing transactions with share-based payments (at the fair value of the goods received or the equity instruments granted, as applicable); including the granting of stock options to employees. Accordingly, the supplemental application of International Financial Reporting Standard 2, Share-based Payments, is eliminated.
INIF 16, Transfer of Primary Financial Instruments for Trading to Another Classification, amends Paragraph 20 of the Document of Amendments to Bulletin C-2 to consider that financial instruments intended for trading may be transferred to “Securities available for sale” or “Securities held to maturity” in unusual cases and when the financial instruments are no longer actively traded and lose their liquidity, have a defined maturity date and the entity has the intention and ability to hold them to maturity. It also includes additional disclosures regarding this transfer.
At the date of issuance of these financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.
United States of America
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As noted above, the Company adopted the requirements of SFAS No. 157 as it related to its financial assets and liabilities on January 1, 2008. SFAS No. 157 has been deferred until fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities. The Company is in the process of determining the impact of adopting this new accounting principle on its financial position, results of operations and cash flows as it relates to its nonfinancial assets and liabilities.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115. SFAS No. 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. The objective is to expand the use of fair value measurements in accounting for financial instruments. The fair value option permits a company to choose to measure eligible items at fair value at specified election dates. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings after adoption. SFAS No. 159 is effective for fiscal years beginning after November 15, 2006. The Company has not elected to measure any financial assets of financial liabilities at fair value which were not previously required to be measured at fair value.
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. SFAS No. 160 (a) amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary; (b) changes the way the consolidated income statement is presented; (c) establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation; (d) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (e) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 must be applied prospectively but presentation and disclosure requirements (relating to the presentation of minority interest in the balance sheet and statement of income) must be applied retrospectively to provide comparability in the financial statements. SFAS is effective for fiscal years beginning on or after December 15, 2008. Early adoption is prohibited. The Company does not anticipate the adoption of this new accounting principle will have a material effect on its financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations — a replacement of FASB No. 141. SFAS No. 141(R) requires (a) a company to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquire at fair value as of the acquisition date; and (b) an acquirer in reacquisition periods to expense all acquisition-related costs. SFAS No. 141(R) requires that any adjustments to an acquired entity’s deferred tax asset and liability balance that occur after the measurement period be recorded as a component of income tax expense. This accounting treatment is required for business combinations consummated before the effective date of SFAS No. 141(R) (non-prospective), otherwise SFAS No. 141(R) must be applied prospectively. Early adoption is prohibited. SFAS No. 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not anticipate the adoption of this new accounting principle will have an immediate material effect on its financial position, results of operations and cash flows.
On March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, which enhances the current disclosure framework in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 161 primarily requires (i) qualitative disclosures about objectives and strategies for using derivatives in the context of each instrument’s primary underlying risk exposure; (ii) quantitative disclosures about the location and fair value amounts of and gains and losses on derivative instruments, in a tabular format; and (iii) disclosures about credit-risk-related contingent features in derivative agreements. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company will comply with the disclosure provision of SFAS No. 161 to the extent it has entered into derivative transactions in the year of adoption.
In April 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 142-3, Determination of the Useful Life of Intangible Assets. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. The objective of the FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R). FSP 142-3 is effective for fiscal years beginning after December 15, 2008. Early application is not permitted. The Company is in the process of determining the impact of adopting this new accounting principle on its financial position, results of operations and cash flows.
In January 2008, the FASB unveiled the FASB Accounting Standards Codification (the “Codification”) for a one-year verification period by constituents. While the Codification does not change U.S. GAAP, it does combine all authoritative accounting standards issued by bodies such as the FASB, AICPA, and EITF into a topically organized comprehensive online database. The Codification will (a) reduce the amount of time and effort required to solve an accounting research issue; (b) improve usability of the literature thereby mitigating the risk of noncompliance with the standard; (c) provide real-time updates as new standards are released; (d) assist the FASB with the research and convergence efforts required during the standard-setting process; and (e) become the authoritative source of literature for the completed XBRL taxonomy. The Codification does not represent authoritative guidance until after the verification period, at which time the Codification will supersede all existing accounting literature (other than guidance issued by the SEC). Such Codification will apply for calendar year companies beginning in 2009.
20. Authorization for issuance of financial statements
On May 22, 2009, the issuance of these financial statements was authorized by Lic. Gabriel Sanchez Ramírez, Administration Director of Red de Carreteras de Occidente, S. de R. L. de C. V. These financial statements are subject to approval at the partners’ meeting, where they may be modified based on provisions set forth by the Mexican General Corporate Law.
* * * * * *

EXHIBIT INDEX

Exhibit No.	Description

4.10	Lump-Sum Public Works Construction Contract (English translation) dated as of June 17, 2008 by and between the Government of the Federal District through the Directorate General of Transportation Works and Ingenieros Civiles Asociados, S.A. de C.V., as leader of a joint venture.

8.1	Significant subsidiaries.

11.1	Code of Ethics (English translation) as amended on January 26, 2009.

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Galaz, Yamazaki, Ruiz Urquiza, S.C.

15.2	Consent of Galaz, Yamazaki, Ruiz Urquiza, S.C.

15.3	Consent of Mancera. S.C.