Form 20-F/A
period 2008-12-31
ICA CORP
filed 2009-06-26
CIK 885012

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
This Amendment No. 1 amends our annual report on Form 20-F for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission on June 12, 2009.
Information that has been amended consists of the following:
•	Item 9. The Offer and Listing (page 82)
•	Item 11. Quantitative and Qualitative Disclosures about Market Risk (page 93)
•	Empresas ICA, S.A.B. de C.V. Financial Statements (page F-3)
Except as described above, no other change has been made to the Form 20-F. The filing of this Amendment should not be understood to mean that any statements contained herein have been updated to reflect developments as of any date subsequent to June 12, 2009.
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
Our bylaws prohibit ownership of our shares by non-Mexican investors. As of March 31, 2009, 37.0% of our shares were represented by CPOs, including 6.3% of our shares that were held by the depositary in the form of CPOs. As of March 31, 2009, 6.3% of our outstanding shares were represented by ADSs, and such ADSs were held by 50 holders with registered addresses in the United States. As of April 30, 2009, there were 492,832,252 shares outstanding.
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

At December 31, 2008, a hypothetical, instantaneous and unfavorable change of 100, 50 and 25 basis points in the interest rate applicable to floating-rate financial liabilities, including derivative financial instruments only if held for purposes other than trading, would have resulted in additional financing expense of approximately Ps.338 million, Ps.169 million and Ps.86 million per year, respectively. A hypothetical, instantaneous and unfavorable change of 100, 50 and 25 basis points in the interest rate applicable to floating-rate financial liabilities, including derivative financial instruments only if held for trading purposes, would have resulted in additional financing expense of approximately Ps.325 million, Ps.515 million and Ps.342 million per year, respectively. The reduction in effect of a 100 basis point change as compared to a 50 basis point change is because, at a 100 basis point change, a portion of the La Yesca hydroelectric project foreign currency exchange options would be cancelled due to a negative value.
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
Item 18. Financial Statements
Reference is made to pages F-1 to F-75 of this annual report.
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

4.10
Lump-Sum Public Works Construction Contract (English translation) dated as of June 17, 2008 by and between the Government of the Federal District through the Directorate General of Transportation Works and Ingenieros Civiles Asociados, S.A. de C.V., as leader of a joint venture (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2008, as amended, filed on June 12, 2009) (File No. 1-11080).

8.1	Significant subsidiaries (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2008, as amended, filed on June 12, 2009) (File No. 1-11080).

11.1
Code of Ethics (English translation) as amended on January 26, 2009 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2008, as amended, filed on June 12, 2009) (File No. 1-11080).

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
Date: June 26, 2009

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
We have audited the consolidated balance sheets of ICA Fluor Daniel, S. de R.L. de C.V. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income and changes in net worth for each of the three years in the period ended December 31, 2008 and the consolidated statement of cash flows for the year ended December 31, 2008 and the consolidated statements of changes in financial position for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ICA Fluor Daniel, S. de R.L. de C.V. and Subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and changes in their net worth for each of the three years in the period ended December 31, 2008 and their consolidated cash flows for the year ended December 31, 2008 and their changes in financial position for the years ended December 31, 2007 and 2006, in conformity with Mexican Financial Reporting Standards, which differ in certain significant respects from U.S. generally accepted accounting principles, as described in Note 23 to the consolidated financial statements.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Luis F. Ortega
Mexico City
April 24, 2009

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