Form 20-F
period 2009-12-31
ICA CORP
filed 2010-06-22
CIK 885012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 645,687,012 Ordinary Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Note: Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. SELECTED FINANCIAL DATA
Our consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards, or MFRS (individually referred to as a Mexican Financial Information Standard (Norma de Informacion Financiera), or NIF and Bulletin), which differ in certain significant respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. Note 29 to our consolidated financial statements provides a description of the principal differences between MFRS and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our consolidated net income and consolidated equity.
We publish our consolidated financial statements in Mexican pesos.
References in this annual report to “dollars,” “U.S.$” or “U.S. dollars” are to United States dollars. References to “Ps.” or “pesos” are to Mexican pesos. This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.13.06 to U.S.$1.00, the noon buying rate for Mexican pesos on December 31, 2009 as published by the Federal Reserve Bank of New York. On June 18, 2010, the Federal Reserve Bank of New York noon buying rate was Ps.12.54 to U.S.$1.00.
The term “billion” as used in this annual report means 1,000 million. Certain amounts in this annual report may not sum due to rounding.
Unless otherwise noted herein, all share, per share, ADS and per ADS data in this annual report have been adjusted for all periods presented to reflect the change in the ratio of ADSs to ordinary participation certificates, or CPOs, from 1:12 to 1:4 that we undertook in August 2007. In both cases, the ratio of ordinary shares and CPOs remained 1:1.
Our consolidated financial statements are prepared in accordance with MFRS. Significant changes in MFRS during 2009 are discussed below. Note 29 to our audited consolidated financial statements provides a description of the principal differences between MFRS and U.S. GAAP as they relate to our company, together with a reconciliation to U.S. GAAP of net income and equity.
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

Effective January 1, 2008, NIF B-10, Effects of Inflation, of MFRS no longer requires us to recognize the effects of inflation unless the economic environment qualifies as “inflationary”. An environment is considered inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over the three preceding years (equivalent to an average of 8% in each year). Because of the relatively low level of Mexican inflation in recent years (3.6% in 2009, 6.5% in 2008 and 3.8% in 2007), the cumulative inflation rate in Mexico over the three-year periods preceding December 31, 2009 and 2008 did not qualify the economic environment as inflationary. Additionally, based on current forecasts, we do not expect the economic environment of Mexico or any other country where we operate to qualify as inflationary in 2010. These expectations could change depending on actual economic performance.
As a result, we are presenting our 2009 and 2008 financial statements without inflation accounting. Financial information for dates and periods prior to 2008 continue to be expressed in constant pesos as of December 31, 2007.
Effects of Inflation Accounting on U.S. GAAP Reconciliation
U.S. GAAP does not ordinarily contemplate the recognition of effects of inflation or the restatement of prior-period financial statements. However, in reconciling our net income and equity for periods prior to 2008 to U.S. GAAP, we have generally not reversed the effect of inflation accounting under MFRS, pursuant to an accommodation provided by the Securities and Exchange Commission, or the SEC, to permit the presentation of inflation in a company’s reconciliation from local principles to U.S. GAAP for companies in countries where local accounting principles require comprehensive price-level adjusted financial statements. There are two exceptions to this accommodation that apply specifically to us: (i) through 2007, we restated prior period financial statements using a weighted average re-expression factor that considered inflation and currency exchange rates in the countries where our foreign subsidiaries operate, in order to take into account our foreign operations, although the SEC requires that restatement of prior period financial statements be based solely on the NCPI; and (ii) through 2007, we restated our non-monetary assets of foreign origin using a specific index which represents the NCPI of the country of origin applied to the historical cost in the foreign currency, subsequently translated to Mexican pesos using the exchange rate in effect at the most recent balance sheet date; the SEC requires that restatement of non-monetary assets of foreign origin be based solely on the NCPI. The effects of both of these exceptions are included as reconciling items in our reconciliation to U.S. GAAP through December 31, 2007. See Note 29 to our consolidated financial statements.
Other Significant Changes to MFRS in 2009
Effective January 1, 2009, we adopted NIF B-8, Consolidated or Combined Financial Statements, which provides guidance with respect to the consolidation and combination of financial statements and establishes that special purpose entities over which the Company has control should be consolidated. It also establishes the option of presenting separate financial statements for intermediate controlling entities, provided certain requirements are met. NIF B-8 also requires consideration of potential voting rights to analyze whether control exists.
With the enactment of this standard and considering specifically the additional elements to determine the existence of control over the financial and operating policies of a subsidiary, without considering the equity percentage held, our management reevaluated our investments in certain of our consolidated subsidiaries. As a result of such analysis, we concluded that control is shared in ICA Fluor Daniel, S. de R.L. de C.V., or ICA Fluor, and subsidiaries, even though we hold 51% of the voting stock. Therefore, we determined that our investment in ICA Fluor should be accounted for using proportionate consolidation as opposed to consolidation.
Effective January 1, 2009, we early adopted Interpretation of Financial Information Standard, or INIF, 14, Contracts, Sale of Real Property and Rendering of Related Services, which is a supplement to Bulletin D-7, Construction and Manufacturing Contracts for Certain Capital Assets. INIF 14 focuses on defining whether a contract refers to the construction of real estate, sale of real estate, or rendering of related services. For those entities in which there is a contractual obligation to deliver real estate to a buyer and the buyer has as a limited capacity to influence the design of the real estate, the transaction is considered a sale of real property for which revenue is not recognized until the sale is formalized. Consequently, as of January 1, 2009, revenue from housing sales is only recognized when title has legally transferred to the buyer. Through December 31, 2008, housing sales were recognized when construction of the home was complete and the customer had secured financing or when title had transferred.
In accordance with the transitional provisions of NIF B-8 and INIF 14, the change in accounting for the proportional consolidation of ICA Fluor and for the recognition of revenue with respect to housing sales is presented retrospectively for financial information of all prior years presented for comparative purposes. Accordingly, all financial information included in this annual report has been recasted to reflect the adoption of these two new standards. See additional information in Note 3a to our consolidated financial statements with respect to detail of the effect on prior years.

Other changes in MFRS include the following, which adoption did not have a material effect on our consolidated financial information:
•
NIF B-7, Business Acquisitions, which requires valuation of noncontrolling interest (formerly minority interest) at fair value, as of the date of acquisition, and recognition of the total goodwill at fair value. NIF B-7 also establishes that transaction expenses should not form part of the purchase consideration and restructuring expenses should not be recognized as an assumed liability.

•
NIF C-7, Investments in Associated Companies and Other Permanent Investments, requires valuation, through the equity method, of investments in special purpose entities over which the Company has significant influence. It also requires consideration of potential voting rights to analyze whether significant influence exists. NIF C-7 establishes a specific procedure and sets a limit for the recognition of losses in associated companies, and requires that the investment in associated companies include the related goodwill.

•
NIF D-8, Share-based Payments, sets the rules for recognition of transactions involving share-based payments (at fair value of goods received, or fair value of equity instruments granted), including granting employees the option to purchase Company shares, thus eliminating supplemental application of International Financial Information Standard No. 2, Share-based Payments.

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

	2009		2009		2008		2007		2006		2005
	(Millions of
	U.S. dollars)(1)		(Thousands of Mexican pesos, except per share, per ADS and inflation data)
Income Statement Data:
MFRS:
Total revenues	U.S.$	2,364	Ps.	30,871,362	Ps.	22,751,022	Ps.	18,145,502	Ps.	18,584,221	Ps.	15,997,629
Gross profit		348		4,544,343		3,877,748		3,090,758		2,833,186		2,132,191
Selling, general and administrative expense		161		2,098,924		2,091,648		1,800,191		1,400,666		1,225,581
Operating income		187		2,445,419		1,786,100		1,290,567		1,432,519		906,610
Other (income) expense, net(2)		(53)		(687,423)		(95,265)		(36,207)		18,873		(78,960)
Financing cost, net		59		767,454		540,957		451,827		208,108		159,350
Income tax expense(3)		105		1,367,500		302,026		1,883,470		337,641		354,539
Share in loss (income) of affiliated companies		9		114,256		432,607		(10,828)		(22,438)		(106,470)
Consolidated net income (loss)		68		883,632		605,775		(997,695)		890,336		623,267
Net income (loss) of noncontrolling interest		22		288,299		211,670		(79,069)		209,471		87,357
Net income (loss) of controlling interest		46		595,333		394,105		(918,626)		680,864		535,910
Basic and diluted earnings (loss) per share of controlling interest(4)		0.08		1.05		0.79		(2.13)		1.68		1.54
Basic and diluted earnings (loss) per ADS of controlling interest(4)		0.32		4.21		3.17		(8.50)		6.74		6.18
Weighted average shares outstanding (000s):
Basic and diluted(4)		—		565,644		497,263		432,198		404,182		347,127
U.S. GAAP(8):
Total revenues		1,886		24,632,462		19,026,389		17,571,289		18,064,385		15,792,102
Operating income (loss)(5)		161		2,105,396		1,759,786		1,210,296		1,467,234		847,359
Consolidated net income (loss)		31		405,007		(1,306,658)		(1,205,283)		644,280		627,909
Net income (loss) of noncontrolling interest		23		294,280		(228,707)		(204,695)		160,090		127,698
Net income (loss) attributable to ICA		8		110,727		(1,077,951)		(1,000,588)		484,190		500,211
Basic earnings (loss) per share from net income of controlling interest		0.01		0.20		(2.17)		(2.32)		1.20		1.44
Basic earnings (loss) per ADS from net income of controlling interest(4)		0.06		0.80		(8.67)		(9.26)		4.79		5.76
Diluted earnings (loss) per share from net income of controlling interest		0.01		0.20		(2.17)		(2.31)		1.20		1.44

	2009		2009		2008		2007		2006		2005
	(Millions of
	U.S. dollars)(1)		(Thousands of Mexican pesos, except per share, per ADS and inflation data)
Diluted earnings (loss) per ADS from net income of controlling interest (4)		0.06		0.80		(8.67)		(9.25)		4.79		5.76
Weighted average shares outstanding (000s):
Basic(4)		565,644		565,644		497,263		432,198		404,182		347,127
Diluted(4)		565,691		565,691		497,598		432,849		404,997		347,510
Balance Sheet Data:
MFRS:
Total assets	U.S.$	4,958	Ps.	64,745,305	Ps.	49,532,108	Ps.	33,945,802	Ps.	35,918,396	Ps.	31,812,873
Long-term debt(6)		1,439		18,795,449		13,924,518		5,990,094		7,582,276		10,879,733
Capital stock		1,222		15,950,988		12,956,267		13,772,959		7,889,373		8,055,136
Total stockholders’ equity		1,591		20,766,059		17,433,074		18,205,722		14,161,400		13,577,672
U.S. GAAP:
Total assets		4,552		59,432,236		44,511,933		34,446,645		34,738,561		31,465,898
Long-term debt(6)		1,341		17,508,404		13,469,371		5,990,094		7,546,634		10,782,992
Capital stock(7)		1,230		16,064,939		18,486,005		17,778,322		17,059,623		16,998,966
Total equity(7)(8)		1,425		18,603,729		14,926,722		17,402,380		12,987,360		12,915,318
Other Data:
MFRS:
Capital expenditures		277		3,616,932		7,437,163		5,354,396		1,090,406		531,547
Depreciation and amortization		98		1,273,307		919,615		666,101		819,950		720,147
Inflation Data:
Change in consumer price index		4		3.57		6.52		3.75		4.05		3.33
Restatement factor		—		—		—		4.24		4.49		0.15

(1)
Except share, per share, per ADS and inflation data. Amounts stated in U.S. dollars as of and for the year ended December 31, 2009 have been translated at a rate of Ps.13.0576 to U.S.$1.00 using the Federal Reserve Bank of New York noon buying rate on December 31, 2009. See “Exchange Rates.”

(2)
Includes for 2009 principally the reversal of an impairment on long lived assets of Ps.681 million. Includes for 2008 principally gains on sales of equipment of Ps.10.6 million and a gain on contract settlement of Ps.40.5 million. Includes for 2007 Ps.68 million for the reversal of an uncollectible account receivable from the sale of an investment, Ps.20 million of statutory employee profit sharing expense and Ps.2 million of other expense related to value-added tax reversals net of gains on sales of investments. For 2006, includes Ps.37 million from reversals of taxes for unconsolidated entities, Ps.12 million of gains on sales of investments and Ps.11 million of other income, offset by Ps.147 million of statutory employee profit sharing expense. Includes for 2005 gain on purchases and sales of investments of Ps.103 million, other income of Ps.58 million relating to gain from sale of claims rights and Ps.83 million of statutory employee profit sharing expense.

(3)
During 2009, income tax expense reflects reforms to the Mexican Income Tax Law, which were enacted in 2009 and became effective January 1, 2010. The most significant impact of such reforms resulted in additional income tax payable from 2010 to 2014, related to losses incurred in subsidiaries in prior years. During 2007, income tax expense includes the effect of a new business flat tax in Mexico. See Note 1 and Note 20 to our consolidated financial statements.

(4)
Basic earnings (loss) per share and per ADS are based on the weighted average number of shares outstanding during each period and are calculated assuming a ratio of four shares per ADS. Diluted earnings (loss) per share and per ADS are calculated by giving effect to all potentially dilutive common shares outstanding during the period. See Note 29 to our consolidated financial statements.

(5)
There are differences between MFRS and U.S. GAAP related to the classification of certain expenses recorded under “other expenses (income)” such as statutory employee profit sharing, the reversal of value-added taxes and gains and losses on sales of investments, as well as gains and losses on sale of equipment. Under MFRS, these expenses or income are treated as non-operating expenses or income and are not deducted or added back in calculating operating income, whereas under U.S. GAAP these amounts are treated as operating expenses and are deducted or added back in calculating operating income. Such amounts for 2009, 2008, 2007, 2006 and 2005 totaled Ps.12 million, Ps.(25) million, Ps.22 million, Ps.12 million and Ps.33 million, respectively. See Note 29 to our consolidated financial statements.

(6)	Excluding current portion of long-term debt.

(7)
In the current as well as prior years, the stockholders of the Company approved the reclassification of accumulated losses as well as the portion of the insufficiency from restatement of capital related to inflationary effects against common stock. The Company determined that such applications of losses against common stock are not appropriate under U.S. GAAP. Such difference between MFRS and U.S. GAAP does not affect total equity under U.S. GAAP, but rather reclassifies amounts among equity which are affected by such applications, including retained earnings, cumulative other comprehensive income, common stock, additional paid-in capital and the reserve for the repurchase of shares. See Note 29 to our consolidated financial statements.

(8)
In 2009, we adopted Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 810 (Statement of Financial Accounting Standards, or SFAS, No. 160, Noncontrolling Interests in Consolidated Financial Statements) as it relates to the accounting for noncontrolling interests, previously referred to as minority interest. Among other changes, this new guidance requires entities to include the amounts related to noncontrolling interests within consolidated equity, as opposed to temporary equity (between liabilities and equity) as previously required by U.S. GAAP, and within consolidated net income, as opposed to deducting it as minority interest expense to arrive at consolidated net income as previously required by U.S. GAAP. The accounting provisions of this new guidance must be applied prospectively, while the presentation and disclosure requirements are required to be adopted retrospectively. Accordingly, the accompanying U.S. GAAP information has been retrospectively adjusted for this presentation.

The principal differences, other than inflation accounting, between MFRS and U.S. GAAP and their effects upon consolidated net income (loss) and consolidated equity are presented below. See Note 29 to our consolidated financial statements.

	Year Ended December 31,
	2009		2009		2008		2007		2006		2005
	(Millions of U.S.
	dollars)(1)		(Thousands of Mexican pesos)
Reconciliation of consolidated net income (loss) (2):
Consolidated net income (loss) reported under MFRS	U.S.$	68	Ps.	883,632	Ps.	605,775	Ps.	(997,695)	Ps.	890,336	Ps.	623,267
U.S. GAAP adjustments for:
Concession effect (IFRIC 12)		(18)		(237,767)		(301,862)		(64,070)		(44,092)		10,570
Bulletin B-15 effect		—		—		—		—		(3,160)		(4,860)
Reversal of changes in income tax law recorded in equity		(65)		(844,076)		—		—		—		—
Deferred income taxes		32		427,599		105,403		(161,351)		(99,370)		52,239
Deferred statutory employee profit sharing		—		—		—		3,441		(133,687)		—
Capitalization of financing costs		1		8,870		(54,770)		6,412		3,173		1,656
Restatement for inflation on foreign sourced fixed assets		—		—		—		—		(6,751)		(4,647)
Accrual for severance payments		2		26,920		70,395		(16,452)		11,426		6,016
Compensation cost on stock option plan		—		—		—		—		(1,483)		(1,884)
Impairment reversal		(52)		(673,451)		7,531		7,415		7,978		5,889
Reversal of compensation cost recognized in MFRS upon exercise of option		—		93		6,550		19,150		19,910		4,248
Fair value interest rate cap		—		—		—		—		—		(64,585)
Amortization of intangible resulting from purchase method applied to acquisition of noncontrolling interest		—		(5,681)		(5,682)		(2,133)		—		—
Investment in associated companies (cost method)		(1)		(16,446)		(9,671)		—		—		—
Valuation of derivative financial instruments		1		10,752		—		—		—		—
Reversal of deferred (loss) gain or amortization of deferred loss on derivative financial instruments		63		824,562		(1,730,327)		—		—		—

Consolidated net (loss) income under U.S. GAAP	U.S.$	31	Ps.	405,007	Ps.	(1,306,658)	Ps.	(1,205,283)	Ps.	644,280	Ps.	627,909

Net income (loss) attributable to the noncontrolling interest	U.S.$	23	Ps.	294,280	Ps.	(228,707)	Ps.	(204,695)	Ps.	160,090	Ps.	127,698

Net income (loss) attributable to ICA	U.S.$	8	Ps.	110,727	Ps.	(1,077,951)	Ps.	(1,000,588)	Ps.	484,190	Ps.	500,211

Reconciliation of equity
Total equity reported under MFRS		U.S. $1,591	Ps.	20,766,059	Ps.	17,433,074	Ps.	18,205,722	Ps.	14,161,400	Ps.	13,577,672
Concession effect (IFRIC 12)		(52)		(662,299)		(424,532)		(122,670)		(58,600)		(14,508)
Bulletin B-15 effect		—		—		—		—		(46,110)		(73,155)
U.S. GAAP adjustments for:
Effect on retained earnings from:
Deferred income taxes		(146)		(1,905,337)		(2,332,935)		(2,438,338)		(2,276,987)		(2,177,617)
Deferred statutory employee profit sharing		(29)		(371,804)		(371,804)		(371,804)		(375,245)		(241,558)
Restatement for inflation on foreign sourced fixed assets		(17)		(240,830)		(240,830)		(240,830)		(240,830)		(234,079)
Capitalization of financing costs		(7)		(91,868)		(100,738)		(45,968)		(52,380)		(55,553)
Accrual for severance payments		1		8,988		(17,932)		(88,327)		(71,875)		(83,301)
Gain on sale of foreign subsidiaries		21		270,715		270,715		270,715		270,715		270,715
Reversal of compensation cost recognized in MFRS upon exercise of option		4		49,949		49,856		43,307		24,157		2,364
Reversal of acquisition cost (gain) of noncontrolling interest		38		501,464		501,464		530,891		—		—
Amortization of intangible resulting from purchase method applied to acquisition of noncontrolling interest		(1)		(13,495)		(7,815)		(2,133)		—		—
Reversal of additional paid-in capital recognized in MFRS upon exercise of option		(4)		(49,949)		(49,856)		(43,307)		(24,157)
Fair value of interest rate cap		—		—		—		—		—		—
Impairment reversal		(65)		(843,762)		(170,311)		(177,842)		(185,257)		(193,235)
Investment in associated companies (cost method)		(2)		(26,117)		(9,671)		—		—		—
Reversal of deferred loss on derivative financial instruments		(69)		(905,765)		(1,730,327)		—		—		—
Valuation of derivative financial instruments		2		27,715		—		—		—		—
Reclassification of redeemable noncontrolling interest to temporary equity		(10)		(129,895)		(144,040)		(162,542)		(163,971)		(160,540)
Valuation of redeemable noncontrolling interest to redemption price		(2)		(26,787)		—		—		—		—
Effect on insufficiency from restatement of capital and accumulated other comprehensive income related to:
Deferred income taxes		171		2,235,643		2,235,643		2,235,643		2,233,892		2,239,187
Deferred statutory employee profit sharing		7		84,820		84,820		84,820		84,820		84,820
Restatement for inflation on foreign sourced fixed assets		17		227,554		227,554		227,554		227,554		227,554
Gain on sale of foreign subsidiaries		(21)		(270,715)		(270,715)		(270,715)		(270,715)		(270,715)
Adjustment for excess of additional minimum liability related to severance payments		—		4,299		4,299		4,299		17,267		17,267
Adjustment for retirement benefits, net of tax		(2)		(34,854)		(9,197)		(236,095)		(266,318)		—

Equity under U.S. GAAP	U.S.$	1,425	Ps.	18,603,729	Ps.	14,926,722	Ps.	17,402,380	Ps.	12,987,360	Ps.	12,915,318
Equity attributable to noncontrolling interest	U.S.$	233	Ps.	3,040,550	Ps.	2,278,659	Ps.	3,278,933	Ps.	3,794,104	Ps.	3,965,762

Equity attributable to ICA	U.S.$	1,192	Ps.	15,563,179	Ps.	12,648,063	Ps.	14,123,447	Ps.	9,193,256	Ps.	8,949,556

(1)
Amounts stated in U.S. dollars as of and for the year ended December 31, 2009 have been translated at a rate of Ps. 13.0576 to U.S.$1.00 using the Federal Reserve Bank of New York noon buying rate on December 31, 2009. See “Exchange Rates.”

(2)
In 2009, we adopted Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 810 (Statement of Financial Accounting Standards, or SFAS, No. 160, Noncontrolling Interests in Consolidated Financial Statements) as it relates to the accounting for noncontrolling interests, previously referred to as minority interest. Among other changes, this new guidance requires entities to include the amounts related to non-redeemable noncontrolling interests within consolidated equity, as opposed to temporary equity (between liabilities and equity) as previously required by U.S. GAAP, and within consolidated net income, as opposed to deducting it as minority interest expense to arrive at consolidated net income as previously required by U.S. GAAP. The accounting provisions of this new guidance must be applied prospectively, while the presentation and disclosure requirements are required to be adopted retrospectively. Accordingly, the accompanying U.S. GAAP information has been retrospectively adjusted for this presentation.

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

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)

2004	11.64	10.81	11.15	11.31
2005	11.41	10.41	10.63	10.87
2006	11.46	10.43	10.80	10.90
2007	11.27	10.67	10.92	10.93
2008	13.94	9.92	13.83	11.21
2009	15.41	12.63	13.06	13.58
2010:
January	13.03	12.65	13.03	12.81
February	13.19	12.76	12.76	12.94
March	12.74	12.47	12.54	12.59
April	12.41	12.16	12.23	12.24
May	13.14	12.27	12.86	12.73
June (through June 18)	12.92	12.54	12.54	12.73

(1)	Average of month-end rates or daily rates, as applicable.

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
On December 31, 2009, the Federal Reserve Bank of New York’s noon buying rate was Ps.13.06 per U.S.$1.00. On June 18, 2010, the Federal Reserve Bank of New York’s noon buying rate was Ps.12.54 per U.S.$1.00.
For a discussion of the effects of fluctuations in the exchange rates between the Mexican peso and the U.S. dollar, see “Item 10. Additional Information — Exchange Controls.”
B. RISK FACTORS
Risks Related to Our Operations
Our performance is tied to Mexican public sector spending on infrastructure facilities.
Our performance historically has been tied to Mexican public sector spending on infrastructure facilities and to our ability to bid successfully for such contracts. Mexican public sector spending, in turn, generally has been dependent on the state of the Mexican economy. A decrease in public sector spending as a result of a deterioration of the Mexican economy, changes in Mexican governmental policy, or for other reasons can have an adverse effect on our financial condition and results of operations. Beginning in the second half of 2008 and due to the impact of the credit crisis and turmoil in the global financial system, the rate of awards of infrastructure projects in Mexico has been and continues to be slower than we anticipated. The Mexican government also extended the time period for certain bidding processes for the awards, in part because of the need to reevaluate the corresponding projects’ feasibility in the current economic environment. In the second half of 2009, in certain areas such as water treatment and supply, we have seen the rate of awards increase under the National Infrastructure Program. However, the Mexican government may face budget deficits that prohibit it from funding proposed and existing projects or that cause it to exercise its right to terminate our contracts with little or no prior notice. We cannot provide any assurances that economic and political developments in Mexico, over which we have no control, will not negatively affect our operations. See “— Risks Related to Mexico and Other Markets in Which We Operate — Economic and political developments in Mexico could affect Mexican economic policy and our business, financial condition and results of operations.”

The global credit crisis and unfavorable general economic and market conditions of recent years may negatively affect our liquidity, business and results of operations, and may affect a portion of our client base, subcontractors and suppliers.
The effect of the continued credit crisis and related turmoil in the global financial system on the economies in which we operate, our clients, our subcontractors, our suppliers and us cannot be predicted. It could lead to reduced demand and lower prices for construction projects, air travel and our related businesses. See “— Our performance is tied to Mexican public sector spending on infrastructure facilities.” In response to current market conditions, clients may choose to make fewer capital expenditures, to otherwise slow their spending on or cancel our services, to delay payments (which may in turn cause us to pay our providers more slowly) or to seek contract terms more favorable to them. Furthermore, any financial difficulties suffered by our subcontractors or suppliers could increase our costs or adversely impact project schedules.
Many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers. Credit rating agencies have also become more stringent in their debt rating requirements. Continued disruption of the credit markets could adversely affect our clients’ (particularly our private sector clients’) and our own borrowing capacities, which could, in turn, adversely affect the continuation and expansion of our projects because of contract cancellations or suspensions, project delays (as delays in our supply chain can in turn affect our deliverables) or payment delays or defaults by our clients, which could result in the need to foreclose on our rights to collateral. See “—We may have difficulty obtaining the letters of credit and performance bonds that we require in the normal course of our operations.” Our ability to expand our business would be limited if, in the future, we were unable to access or increase our existing credit facilities on favorable terms or at all. These disruptions could negatively affect our liquidity, business and results of operations.
Competition from foreign and domestic construction companies may adversely affect our results of operations.
The market for construction services in Mexico is highly competitive. As a result of the integration of the Mexican economy into the global economy, we compete with foreign construction companies for most of the industrial and infrastructure projects on which we bid in Mexico and on certain civil construction projects as well. We believe that competition from foreign companies has reduced and may continue to reduce the Mexican construction industry’s operating margins, including our own, as foreign competition has driven down pricing. Furthermore, our foreign competitors may have better access to capital and greater financial and other resources, which would afford them a competitive advantage in bidding for such projects.
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
Under our accounting policies, we measure and recognize a large portion of our revenues and profits under the percentage-of-completion accounting methodology for construction contracts. This methodology allows us to recognize revenues and profits ratably over the life of a construction contract, without regard to the timing of receipt of cash payments, by comparing the amount of the costs incurred to date against the total amount of costs expected to be incurred. The effect of revisions to estimated costs, and thus revenues, is recorded when the amounts are known and can be reasonably estimated. These revisions can occur at any time and could be material. On a historical basis, we believe that we have made reasonably reliable estimates of the progress towards completion on our long-term contracts. However, given the uncertainties associated with these types of contracts and inherent in the nature of our industry, it is possible for actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded revenues and profits.
Our future revenues will depend on our ability to finance and bid for infrastructure projects.
In recent years we have been increasingly required to contribute equity to and arrange financing for construction projects. We believe that our ability to finance construction projects through various financial arrangements has enabled us to compete more effectively in obtaining such projects. We are currently undertaking various construction and infrastructure projects that involve significant funding commitments and minimum equity requirements. Our policy is not to bid for projects that have significant financing requirements without prior funding commitments from financial institutions. However, we cannot assure you that we will obtain financing on a timely basis or on favorable terms. The financing requirements for public construction contracts may range from a term of months to the total construction period of the project, which may last several years. Providing financing for construction projects, however, increases our capital requirements and exposes us to the risk of loss of our investment in the project. In particular, uncertainty and tightening in the global credit markets, including developments related to the global economic crisis, may adversely affect our ability to obtain financing. Our inability to obtain financing for any of these projects could have a material adverse effect on our financial condition and results of operation.

We have faced, and may continue to face, liquidity constraints.
In recent years we faced substantial constraints on our liquidity due to financing requirements for new projects. Our expected future sources of liquidity include cash flow from our construction activities, asset sales and third party financing or raising capital to fund our projects’ capital requirements. We cannot assure you that we will be able to continue to generate liquidity from any of these sources.
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
In the event that our cash balances and cash flow from operations, together with borrowing capacity under our credit facilities, becomes insufficient to make investments, make acquisitions or provide needed additional working capital in the future, we could require additional financing from other sources. Our ability to obtain such additional financing will depend in part upon prevailing capital market conditions, as well as conditions in our business and our operating results, and those factors may affect our efforts to arrange additional financing on terms that are satisfactory to us. The recent years’ market volatility has created downward pressure on stock prices and credit capacity both for certain issuers, often without regard to those issuers’ underlying financial strength, and for financial market participants generally. If adequate funds are not available, or are not available on acceptable terms, as could be the case if current levels of market disruption and volatility continue or worsen, our ability to access the capital markets could be adversely affected, and we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges. We could also seek to partner with competitors with more access to cash or financing, which could build our competitors’ experience and weaken our competitive position relative to them.
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
In the past we experienced significant losses due to risks assumed by us in fixed price and not-to-exceed contracts, and we may face similar difficulties in the future. For example, a number of our construction contracts specify fixed prices for various raw materials and other inputs necessary for the construction business, including steel, asphalt, cement, construction aggregates, fuels and various metal products. Increased prices of these materials can negatively affect our results if we are unable to transfer the risk to the client. Under the terms of many of our fixed price contracts, we have been required to bear the cost of the increases in the cost of raw materials from the time we entered into the contracts, which has adversely affected our results of operations. We have not entered into long-term purchase contracts for cement or steel; instead, we have relied on purchases from various suppliers. Prices for various steel products increased significantly between 2003 and 2007, increased at a reduced rate in 2008, and stabilized in 2009, we believe due in part to a decrease in production because of the global financial crisis. Although we seek to negotiate for the recovery of the increase in the cost of raw materials in our contracts whenever possible, we cannot assure you that we will be successful in recovering any portion of these cost increases, which will negatively affect our operating margins.

We may also experience other construction and administrative cost overruns, including as a result of incorrect contract specifications that we are unable to pass on to the customer. We expect that, because of conditions attendant to financing arrangements, future concession-related, infrastructure and industrial construction contracts may not permit an adjustment of the contract price for additional work done due to incorrect project specifications and, as a result, our operating margins would be negatively affected. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Construction — Civil Construction.”
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
We have entered into cash flow hedges, including with respect to foreign currency exposures, and other trading derivative instruments for the terms of some of our long-term credit facilities with the objective of reducing the uncertainties resulting from interest rate and exchange rate fluctuations. To date, our derivative financial instruments have had mixed results. Their marked-to-market valuation as of December 31, 2009 decreased our derivative liabilities by Ps.1,238 million and increased our derivative assets by Ps.15 million. Because a portion of the derivative instruments classified as liabilities are related to construction projects that are in the construction phase, the fair value of such instruments, Ps. 1,730 million in 2008 and Ps.559 million in 2009, have been accounted for as assets, to be amortized to results based on the percentage of completion of the project. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies and Estimates — Derivative Financial Instruments.”
The contract amounts for our derivative financial instruments are generally based on our estimates of cash flows for a project as of the date we execute the derivative. As actual cash flows may differ from estimated cash flows, we cannot assure you that our derivative financial instruments will protect us from the adverse effects of financial market risks. See “— Risks Related to Mexico and Other Markets in Which We Operate — Appreciation or depreciation of the Mexican peso relative to the U.S. dollar, other currency fluctuations and foreign exchange controls could adversely affect our financial condition and results of operations.” The use of derivative financial instruments may also generate obligations for us to make additional cash payments, which would negatively affect our liquidity. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Derivative Financial Instruments”.
A substantial percentage of our cash and cash equivalents are held through less-than-wholly owned subsidiaries or joint ventures, or in reserves, that restrict our access to them.
As of December 31, 2009, we had total cash and cash equivalents, both long- and short-term, of Ps.4,511 million, of which Ps.1,834 million was restricted. As of December 31, 2009, we had total cash and short-term investments of Ps.4,097 million, as compared to Ps.4,853 million as of December 31, 2008. As of December 31, 2009, we held 39% of our consolidated cash and short-term investments through less-than-wholly owned subsidiaries or in joint ventures (16% in the ICA-Fluor joint venture with Fluor Daniel Mexico, S.A., or Fluor, a subsidiary of the Fluor Corporation, 7% in the Airports division, 8% in reserves to secure financing for projects like the Acueducto II water supply project, the Rio de los Remedios — Ecatepec toll highway project and the Nuevo Necaxa — Tihuatlan highway project and 2.6% in Grupo Rodio Kronsa, our Spanish construction subsidiary, which we refer to as Rodio Kronsa. The remainder of our total cash and short-term investments as of December 31, 2009 (Ps.2,490 million), was held in the parent company or in other operating subsidiaries.
Some uses of cash and cash equivalents by certain of our less than wholly-owned subsidiaries requires the consent of the other shareholders or partners, as applicable, of such subsidiary or joint venture, which is the Fluor Corporation, in the case of ICA-Fluor, Soletanche Bachy, in the case of Rodio Kronsa, and FCC Construccion, S.A., in the case of both the Nuevo Necaxa — Tihuatlan highway and the Acueducto II water supply project. In the case of ICA-Fluor and Rodio Kronsa, the consent of our partners or other shareholders is only required with respect to the use of cash and cash equivalents outside of normal budgeted operations. The budget for normal operations is set by the board of directors of each ICA-Fluor and Rodio Kronsa, which are comprised of equal numbers of members appointed by us and the other partner or shareholder. While the cash held in these entities is not destined for a specific use or set aside as a compensating balance, the requirements for its use could limit our access to liquid resources or limit us from freely deciding when to use cash and cash equivalents outside of normal operations. Additionally, a portion of our cash and cash equivalents are held in reserves established to secure financings. At December 31, 2009, Ps.1,532 million, or 34%, of our cash and cash equivalents were held in reserves established to secure financings related to the Acapulco Tunnel, Corredor Sur, the Kantunil — Cancun tollroad, the Rio Verde — Ciudad Valles highway and the Nuevo Necaxa — Tihuatlan highway projects. The reserve requirements of such financings could also limit our access to liquid resources and limit our ability to decide when to use our cash and cash equivalents.

Some of our assets are pledged under financing arrangements.
Some of our assets are pledged to a number of banks under credit arrangements, including: WestLB AG, Banco Santander, BBVA Bancomer, BG Trust Inc., Merrill Lynch and Value Casa de Bolsa. The assets we have pledged include: (i) collection rights under the La Yesca hydroelectric construction contract; (ii) our series “B” shares in Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or GACN, held directly by Aeroinvest S.A. de C.V., or Aeroinvest (our subsidiary that indirectly holds interests in airport concessions) and dividend rights of such shares; (iii) our series “A” shares in Servicios de Tecnologia Aeroportuaria, S.A. de C.V., or SETA (a 74.5% subsidiary that holds a 16.7% interest in GACN) and dividend rights of such shares; (iv) Aeroinvest’s collection rights of approximately U.S.$35 million related to various loans granted to SETA; (v) construction machinery and equipment owned by Ingenieros Civiles Asociados, S.A. de C.V. (a construction subsidiary); (vi) real property of ViveICA under various bridge loan agreements to finance real estate development; and (vii) collection rights over the tolls for the Kantunil — Cancun highway, the Acapulco Tunnel and the Corredor Sur in Panama. See “— Risk Factors Related to Our Airport Operation — Most of the shares of GACN owned by our subsidiary Aeroinvest are subject to foreclosure if Aeroinvest defaults on certain loans.” We generally pledge assets, such as collection or dividend rights, of each of our financed concession projects, including notably our shares of Autovia Necaxa — Tihuatlan S.A. de C.V., or Auneti, our subsidiary that operates the Nuevo Necaxa — Tihuatlan highway, and our shares of Viabilis Infraestructura, as well as the collection rights of the Rio de Los Remedios project. In general, assets securing letters of credit will remain pledged until the credit arrangements secured by these assets expire. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these banks and our ability to incur further debt (whether secured or unsecured) is limited.
We may have difficulty obtaining the letters of credit and performance bonds that we require in the normal course of our operations.
Historically, our clients have required us to obtain bonds to secure, among other things, bids, advance payments and performance. In recent years, however, our clients, including the Mexican Federal Electricity Commission (Comision Federal de Electricidad) and Petroleos Mexicanos, or Pemex, have increasingly required letters of credit and other forms of guarantees to secure such bids, to advance payments and to guarantee performance. In the past we have found it difficult to obtain the performance bonds or letters of credit necessary to perform the large infrastructure projects in Mexico and abroad that historically have generated a substantial majority of our revenues. We cannot assure you that in the future we will not find it difficult to obtain performance bonds or letters of credit, particularly because, as a result of the credit crisis, many lenders and guarantors have reduced the amount of credit they extend and in some cases have stopped extending credit. Our ability to provide additional letters of credit and other forms of guarantees secured with assets is limited, which may impact our ability to participate in projects in the future.
The nature of our engineering and construction business exposes us to potential liability claims and contract disputes, which may reduce our profits.
We engage in engineering and construction activities for large facilities where design, construction or systems failures can result in substantial injury or damage to third parties or our clients. We have been and may in the future be named as a defendant in legal proceedings where third parties or our clients may make a claim for damages or other remedies with respect to our projects or other matters. These claims generally arise in the normal course of our business. When it is determined that we have a liability, we may not be covered by insurance or, if covered, the dollar amount of these liabilities may exceed our policy limits. In addition, even where insurance is maintained for such exposures, the policies have deductibles resulting in our assuming exposure for a layer of coverage with respect to any such claims. Any liability not covered by our insurance, in excess of our insurance limits or, if covered by insurance but subject to a high deductible, could result in a significant loss for us, which may reduce our profits and cash available for operations.
We have increasingly been required to meet minimum equity requirements, financial ratios or more stringent experience requirements and obtain transaction ratings in order to bid on large public infrastructure projects, which could reduce our ability to bid for potential projects.
In recent years, we have increasingly been required to meet minimum equity requirements, certain financial ratios or more stringent requirements and obtain transaction ratings on our financial proposals from a recognized rating agency in order to bid on large public infrastructure projects. For example, Pemex, Mexico’s state-owned oil company, has increasingly required that companies that submit bids for certain of its public projects meet minimum equity requirements. Similarly, Mexico City’s government has increasingly required that companies submitting bids for its public works projects meet minimum financial ratios. The levels and types of ratios vary substantially. Although we have historically been able to comply with such requirements, we cannot assure you that we will be able to do so in the future. If we do not meet such requirements, it could impair our ability to bid for potential projects, which would have an adverse effect on our financial condition and results of operations.

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
We enter into various joint ventures as part of our engineering, procurement and construction businesses, including Red de Carreteras de Occidente, or RCO, ICA-Fluor, Rodio-Kronsa and project-specific joint ventures, including for Line 12 of the Mexico City metro system, the Eastern Discharge Tunnel and the Atotonilco water treatment project. The success of these and other joint ventures depends, in part, on the satisfactory performance by our joint venture partners of their joint venture obligations. If our joint venture partners fail to satisfactorily perform their joint venture obligations as a result of financial or other difficulties, the joint venture may be unable to adequately perform or deliver its contracted services. Under these circumstances, we may be required to make additional investments and provide additional services to ensure the adequate performance and delivery of the contracted services. These additional obligations could result in reduced profits or, in some cases, significant losses for us with respect to the joint venture. We cannot assure you that our business partnerships or joint ventures will be successful in the future.
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
In certain instances, we have guaranteed completion of a project by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. However, there is a risk that adherence to these guarantees may not be possible. Additionally, under certain Mexican laws, public officials may be held personally liable for decisions made in their professional capacities, and as a result officials who oversee our projects may fail to make decisions, such as executing change orders, required for progress of our projects. The failure to meet any schedule or performance requirements for any reason could result in costs that exceed projected profit margins, including fixed-amount liquidated damages up to a certain percentage of the overall contract amount and/or guarantees for the entire contract amount.
We cannot assure you that the financial penalties stemming from the failure to meet guaranteed acceptance dates or achievement of acceptance and performance testing levels would not have an adverse effect on our financial condition and results of operations.
Our return on our investment in a concession project may not meet the estimated returns contemplated in the terms of the concession.
Our return on any investment in a highway, bridge, tunnel or wastewater treatment plant concession is based on the duration of the concession and the amount of capital invested, in addition to the amount of usage revenues collected, debt service costs and other factors. For example traffic volumes, and thus toll revenues, are affected by a number of factors including toll rates, the quality and proximity of alternative free roads, fuel prices, taxation, environmental regulations, consumer purchasing power and general economic conditions. The level of traffic on a given highway also is influenced heavily by its integration into other road networks. Usually concession and Public/Private Partnership (Proyecto para Prestacion de Servicios, or PPP) contracts provide that the grantor of the contract shall deliver the right-of-way to the project land in accordance with the construction schedule. If the grantor fails to deliver such rights-of-way on time, we may incur additional investments and delays at the start of operations, and therefore we may need to seek the modification of the concession or PPP contract. We cannot assure you that we will reach an agreement as to the amendment of any such contracts. Particularly for new projects, in which we take on construction risk, overruns of budgeted costs may create a higher capital investment base than expected, and therefore a lower return on capital. Given these factors, we cannot assure you that our return on any investment in a highway, bridge, tunnel or wastewater treatment plant concession will meet the estimates contemplated in the relevant concession or PPP contract.

Governments may terminate our concessions under various circumstances, some of which are beyond our control.
Our concessions are among our principal assets, and we would be unable to continue the operations of a particular concession without the concession right from the granting government. A concession may be revoked by a government for certain prescribed reasons pursuant to the particular title and the particular governing law, which may include failure to comply with development and/or maintenance programs, temporary or permanent halt in our operations, failure to pay damages resulting from our operations, exceeding our maximum rates or failure to comply with any other material term of a concession.
In particular, the Mexican government may also terminate a concession at any time through reversion, if, in accordance with applicable Mexican law, it determines that it is in the public interest to do so. The Mexican government may also assume the operation of a concession in the event of war, public disturbance or threat to national security. In addition, in the case of a force majeure event, the Mexican government may require us to implement certain changes in our operations. In the event of a reversion of the public domain assets that are the subject of our concessions, the Mexican government under Mexican law is generally required to compensate us for the value of the concessions or added costs. Similarly, in the event of an assumption of our operations, other than in the event of war, the government is required to compensate us and any other affected parties for any resulting damages. Other governments often have similar provisions in their concession contracts and applicable law. We cannot assure you that we would receive such compensation on a timely basis or in an amount equivalent to the value of our investment in a concession and lost profits.
Our failure to recover adequately on claims or change orders against project owners for payment could have a material adverse effect on us.
We occasionally bring claims against project owners for additional costs that exceed the contract price or for amounts not included in the original contract price, including change orders. These types of claims occur due to matters such as owner-caused delays, increased unit prices or changes from the initial project scope that result, both directly and indirectly, in additional costs. Often, these claims can be the subject of lengthy arbitration, litigation or third-party expert proceedings, and it can be difficult to accurately predict when these claims will be fully resolved. When these types of events occur and unresolved claims are pending, we may invest significant working capital in projects to cover cost overruns pending the resolution of the relevant claims. With respect to change orders in particular, we may agree on the scope of work to be completed with a client without agreeing on the price, and in this case we may be required to use a third-party expert to set the price for the change order. We do not have control over such third-party experts and they may make price determinations that are unfavorable to us. As of December 31, 2009, we had Ps.292 million of allowance for doubtful accounts related to contract and trade receivables. A failure to promptly recover on these types of claims and change orders could have a material adverse effect on our liquidity and financial condition.
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
To date, our foreign projects in Latin America have generated mixed results. We have experienced significant losses on projects in Latin America in the past. As a result of these losses, we have sought to be more selective in our involvement in international operations. However, there can be no assurance we will be successful in these efforts. Based on the number of international contracts currently in place and past experience as well as our evaluation of new opportunities, there is a risk that future profits could be jeopardized.
Risks Related to Our Airport Operations
Our operating income and net income are dependent on our subsidiary GACN, and GACN’s revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at its airports.
We operate 13 concessioned airports in Mexico through GACN. We began consolidating GACN’s balance sheet as of December 31, 2005 and its results of operations as of January 1, 2006. As of December 31, 2009, we controlled shares representing approximately 58.7% of GACN’s capital stock. Our interest in GACN exposes us to risks associated with airport operations.
In 2009, GACN represented 6% of our revenues and 25% of our operating income. GACN’s airport concessions from the Mexican government are essential to GACN’s contribution to revenues and operating income. Any adverse effect on GACN would have an adverse effect on our operating results.
Historically, a substantial majority of GACN’s revenues have been derived from aeronautical services, and GACN’s principal source of aeronautical services revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to GACN. In 2009, 2008 and 2007, passenger charges represented 63.0%, 62.0% and 61.2%, respectively, of GACN’s total revenues. GACN’s revenues are thus closely linked to passenger and cargo traffic volumes and the number of air traffic movements at its airports. These factors directly determine GACN’s revenues from aeronautical services and indirectly determine its revenues from non-aeronautical services. Passenger and cargo traffic volumes and air traffic movements depend in part on many factors beyond our control, including economic conditions in Mexico, the U.S. and the world, the political situation in Mexico and elsewhere in the world, high incidences of crime, particularly related to drug trafficking, throughout Mexico, the attractiveness of GACN’s airports relative to that of other competing airports, fluctuations in petroleum prices (which can have a negative impact on traffic as a result of fuel surcharges or other measures adopted by airlines in response to increased fuel costs) and changes in regulatory policies applicable to the aviation industry. International conflicts and health epidemics, such as the 2009 Influenza A(H1N1) epidemic, have negatively affected the frequency and pattern of air travel worldwide. In 2009, the increase in the Other Concessions division revenues offset a decrease in revenues in the Airports division resulting from a reduced volume of passengers at GACN’s airports. The economic and financial crisis in Mexico adversely affected domestic traffic in 2009, which decreased substantially compared to 2008, which itself had been adversely affected by the exit from the market of Aviacsa, one of GACN’s customers, during that year and significant reductions in capacity by several other carriers. Generally all of our airports were negatively affected during 2009 by reductions in the volume of passengers, the A(H1N1) virus and the exit from the Mexican market of five airlines in less than a year. The main decreases in terminal passenger traffic in 2009 were at the Ciudad Juarez (30.1%), Acapulco (22.9%), Monterrey (21.0%) and Tampico (19.2%) airports (in each case, as compared to 2008). We expect that domestic passenger traffic levels will continue to decrease until economic conditions improve in Mexico. The occurrence or worsening of any of such developments would adversely affect GACN’s business, and in turn, our business. Any decreases in passenger volume or air traffic to or from our airports as a result of factors such as these could adversely affect GACN’s business, results of operations, prospects and financial condition, thereby negatively affecting our overall results.
Terrorist attacks have had a severe impact on the international air travel industry, and terrorist attacks and other international events have adversely affected our business and may do so in the future.
As with all airport operators, we are subject to the threat of terrorist attack. Terrorist attacks may have a severe adverse impact on the air travel industry, including through precipitous declines in airline traffic. In the event of a terrorist attack involving one of GACN’s airports directly, airport operations would be disrupted or suspended during the time necessary to conduct rescue operations, investigate the incident and repair or rebuild damaged or destroyed facilities, and our future insurance premiums would likely increase. In addition, our insurance policies do not cover all losses and liabilities resulting from terrorism. Any future terrorist attacks, whether or not involving aircraft, will likely adversely affect our business, results of operations, prospects and financial condition.

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
Other international events such as the war in Iraq and public health crises such as the Severe Acute Respiratory Syndrome, or SARS, crisis and the Influenza A(H1N1) crisis have negatively affected the frequency and pattern of air travel worldwide. Because GACN’s revenues are largely dependent on the level of passenger traffic in its airports, any general increase of hostilities relating to reprisals against terrorist organizations, further conflict in the Middle East, outbreaks of health epidemics such as SARS or Influenza A(H1N1), or other events of general international concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on GACN’s business, results of operations, prospects and financial condition.
GACN provides a public service regulated by the Mexican government and its flexibility in managing its aeronautical activities is limited by the regulatory environment in which it operates.
GACN operates its airports under concessions, the terms of which are regulated by the Mexican government. As with most airports in other countries, GACN’s aeronautical fees charged to airlines and passengers are regulated. In 2009, 2008 and 2007, approximately 80.5%, 81.3% and 81.7%, respectively, of GACN’s total revenues were earned from aeronautical services, which are subject to price regulation (including maximum rates). These regulations may limit our flexibility in operating GACN’s aeronautical activities, which could have a material adverse effect on GACN’s business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to GACN’s operations and that affect its profitability are authorized (as in the case of its master development programs) or established (as in the case of its maximum rates) by the Ministry of Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability to unilaterally change GACN’s obligations (such as the investment obligations under its master development programs or the obligation under its concessions to provide a public service) or increase its maximum rates applicable under those regulations should passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, we cannot assure you that this price regulation system will not be amended in a manner that would cause additional sources of GACN’s revenues to be regulated, which could limit GACN’s flexibility in setting prices for additional sources of revenues that are not currently subject to any restriction.
GACN’s maximum rates and annual efficiency adjustments will be renegotiated in 2010.
This year, the Ministry of Communications and Transportation will set GACN’s maximum rates and annual efficiency adjustments for 2011 through 2016. The Ministry of Communications and Transportations may be lobbied by different entities (such as, for example, the Mexican Federal Competition Commission (Comision Federal de Competencia) and the carriers operating at GACN’s airports) to modify GACN’s maximum rates, thus reducing GACN’s profitability. We are unable to predict what GACN’s maximum rates or annual efficiency adjustments will be for this period, and we cannot assure you that any changes to GACN’s maximum rates or annual efficiency adjustments for this period will not have a material adverse impact on our results of operations.
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
The Mexican government could grant additional or expanded concessions to operate existing government managed airports or authorize the construction of new airports, which could compete directly with our airports. In the future, we also may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession. Historically, Aeropuerto del Norte has been used solely for general aviation operations. The state of Nuevo Leon has requested in the past that the Ministry of Communications and Transportation amend Aeropuerto del Norte’s concession to allow it to serve commercial aviation flights. To date, the Ministry of Communications and Transportation has not amended Aeropuerto del Norte’s concession. However, we cannot assure you that the Ministry of Communications and Transportation will not authorize such an amendment and that commercial aviation flights will not operate from Aeropuerto del Norte in the future.
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
Our operations depend on certain key airline customers, and the loss of or suspension of operations of one or more of them could result in a loss of a significant amount of our revenues.
Of the total revenues generated at GACN’s airports in 2009, Aerovias de Mexico (Aeromexico) and its affiliates accounted for 27.8%, Compañia Mexicana de Aviacion (Mexicana) and its affiliates accounted for 15.7%, Interjet represented 9.4% and VivaAerobus represented 11.0%. On October 30, 2009, Aviacsa filed for bankruptcy. Aviacsa accounted for 7.0% of GACN’s total passenger traffic during the January to June 2009 period. In recent years, discount carriers, charter carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market. In 2009, passengers traveling on discount, charter and low-cost carriers, such as VivaAerobus and Interjet accounted for approximately 31% of our commercial aviation passenger traffic.
None of our contracts with our airline customers obligate them to continue providing service to our airports, and we can offer no assurance that, if any of our key customers reduced their use of our airports, competing airlines would add flights to their schedules to replace any flights no longer handled by our principal airline customers. Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers.
Due to increased competition, higher fuel prices and the general decrease in the demand consequent to the global volatility in the financial and exchange markets and economic crisis, many airlines are operating in adverse conditions. Further increases in fuel prices or other adverse economic developments could cause one or more of our principal carriers to become insolvent, cancel routes, suspend operations or file for bankruptcy. All such events could have a material adverse effect on our results from operations.
The regulations pursuant to which the maximum rates applicable to GACN’s aeronautical revenues are established do not guarantee that GACN’s consolidated results of operations, or that the results of operations of any airport, will be profitable.
The regulations applicable to GACN’s aeronautical activities establish an annual maximum rate for each airport, which is the maximum annual amount of revenues per workload unit (which is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that GACN may earn at that airport from services subject to price regulation. In December 2005, the Ministry of Communications and Transportation determined, based on the terms of GACN’s concessions, the maximum rates for GACN airports from January 1, 2006 through December 31, 2010. Under the terms of GACN concessions, there is no guarantee that the results of operations of any airport will be profitable.
GACN’s concessions provide that its airports’ maximum rates will be adjusted periodically for inflation (determined by reference to the Mexican producer price index, excluding fuel). Although it is entitled to request additional adjustments to an airport’s maximum rates under certain circumstances including, among others, required capital investments not foreseen in the master development programs, decreases in capital investments attributable to Mexican economy-related passenger traffic decreases or modifications of the concession tax payable by us to the Mexican government, GACN’s concessions provide that such a request will be approved only if the Ministry of Communications and Transportation determines that certain limited events specified in GACN concessions have occurred. Therefore, there can be no assurance that any such request would be granted. If a request to increase an airport’s maximum rates is not granted, GACN results of operations and financial condition could be adversely affected, and the value of GACN’s Series “B” shares and ADSs could decline.

The operations of GACN’s airports may be affected by the actions of third parties, which are beyond our control.
As is the case with most airports, the operation of GACN’s airports is largely dependent on the services of third parties, such as air traffic control authorities, airlines and providers of catering and baggage handling. GACN is also dependent upon the Mexican government or entities of the government for provision of services, such as electricity, supply of fuel to aircraft, air traffic control and immigration and customs services for international passengers. The disruption or stoppage of taxi or bus services at one or more of GACN’s airports could also adversely affect GACN’s operations. We are not responsible for and cannot control the services provided by these parties. Any disruption in, or adverse consequence resulting from, their services, including a work stoppage, financial difficulties or other similar event, may have a material adverse effect on the operation of GACN’s airports and on GACN’s results of operations.
Actions by parties purporting to be former owners of land comprising a portion of the Ciudad Juarez International Airport could cause our concession to operate the airport to be terminated.
Parties purporting to be former owners of land comprising a portion of GACN’s Ciudad Juarez International Airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government. As an alternative to recovery of this land, the claimants sought monetary damages of U.S.$120 million. On May 18, 2005, a Mexican court ordered GACN to return the disputed land to the plaintiffs.
However, that decision and three subsequent constitutional claims (juicios de amparo) permitted the case to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation since the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juarez Airport. On August 28, 2009, the Mexican federal government filed its answer to the claim, in which it requested that the trial be moved to Mexican federal jurisdiction. This petition is still pending. In the event that any subsequent action results in a decision that is substantially similar to the May 18, 2005 court order or that is otherwise adverse to GACN, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for GACN’s use, which we believe the terms of our concession would require, GACN’s concession to operate the Ciudad Juarez Airport would terminate. In 2009, 2008 and 2007, the Ciudad Juarez International Airport represented 4.8%, 5.9% and 5.7%, respectively, of GACN’s revenue. Although we believe and GACN has been advised by the Ministry of Communications and Transportation that, under the terms of GACN’s concessions, the termination of its Ciudad Juarez concession would not affect the validity of its remaining airport concessions and that the Mexican federal government would be obligated to indemnify GACN against any monetary or other damages resulting from the termination of its Ciudad Juarez concession or a definitive resolution of the matter in favor of the plaintiffs, we cannot assure you that GACN would be so indemnified.
Most of the shares of GACN owned by our subsidiary Aeroinvest are subject to foreclosure if Aeroinvest defaults on certain loans.
As of December 31, 2009, we controlled an aggregate of 234,602,700 shares of our airport subsidiary GACN, representing 58.7% of GACN’s capital stock. Our investment in GACN was comprised of 167,802,700 series B shares that we owned directly through our wholly-owned subsidiary Aeroinvest, and 66,800,000 series B and BB shares that we controlled through our ownership of 74.5% of the capital stock of SETA. The remaining 25.5% of SETA was owned by Aeroports de Paris Management, or ADPM. The remaining shareholders in GACN held approximately 40.9% of its outstanding capital stock, and 0.4% of the shares are held in GACN’s treasury.
In June 2007, Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith, Incorporated, or Merrill Lynch, to refinance a former facility. The refinancing was approved at GACN’s extraordinary general shareholders’ meeting held January 31, 2007. The refinancing consists of the issuance of three series of notes by a Mexican trust, each of which has a term of 10 years. The total amount of the refinancing was approximately Ps.2,805 million, payable in Mexican pesos. The refinancing was used to prepay the former facility, related costs, fees, reserves and for general corporate purposes. Aeroinvest has pledged and assigned its economic and corporate interests in its series “B” shares of GACN, and has assigned its economic and corporate interests in its 74.5% ownership of SETA. Under the refinancing, Aeroinvest retains the right to vote at all times unless it has failed to make a required payment. Both we and Aeroinvest made corporate guarantees in connection with the refinancing. If Aeroinvest defaults on its obligations under these credit facilities or notes, the creditors under these indebtedness arrangements could foreclose on the collateral, including our interest in shares of GACN representing, at the time of Aeroinvest’s pledge, 36% and currently representing 42% of GACN’s outstanding capital stock. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness — Aeroinvest.”

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
Mexico experienced a period of slow growth from 2001 through 2003, primarily as a result of the downturn in the U.S. economy. In 2004, the Mexican gross domestic product, or GDP, grew by 4.2% and inflation increased to 5.2%. In 2005, GDP grew by approximately 2.8% and inflation decreased to 3.3%. In 2006, GDP grew by approximately 4.8% and inflation reached 4.1%. In 2007, GDP grew by approximately 3.3% and inflation declined to 3.8%. In 2008, GDP grew by approximately 1.8% and inflation reached 6.5%. Mexico entered into a recession beginning in the fourth quarter of 2008, and in 2009 GDP fell by approximately 6.5%, including by 2.3% in the fourth quarter of 2009. We have increasingly been required to accept market disruption clauses, which, if invoked, typically require a borrower to pay increased funding costs when the interest rate of a financing no longer adequately reflects the actual cost for the lender to obtain funds.
Mexico also has, and is expected to continue to have, high real and nominal interest rates as compared to the United States. The annualized interest rates on 28-day Cetes averaged approximately 6.8%, 9.2%, 7.2%, 7.7% and 5.39% for 2005, 2006, 2007, 2008 and 2009, respectively. 63% of our debt is denominated in Mexican pesos, and we expect to continue incurring peso-denominated debt for our projects in Mexico for which the source of repayment of financing is in Mexican pesos. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.
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
Beginning in the second half of 2008, the Mexican peso substantially depreciated against the U.S. dollar, falling from a Federal Reserve Bank of New York noon buying rate for Mexican pesos of 10.37 on July 2, 2008 to 13.83 on December 31, 2008 and 14.21 on March 31, 2009, a decrease of approximately 37%. The Mexican peso has since stabilized and partially recovered, and on March 31, 2010 the noon buying rate was 12.30. Fixed price and not-to-exceed contracts require us to bear the risk of fluctuation in the exchange rate between the Mexican peso and other currencies in which our contracts, such as financing agreements, are denominated or which we may use for purchases of supplies, machinery or raw materials, day-to-day expenses or other inputs. A severe devaluation or depreciation of the Mexican peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated indebtedness or obligations in other currencies. While the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange control policies in the future. We cannot assure you that the Mexican Central Bank will maintain its current policy with respect to the peso. Currency fluctuations may have an adverse effect on our financial condition, results of operations and cash flows in future periods. See “—Risks Related to Our Operations — Our hedging contracts may not effectively protect us from financial market risks and may negatively affect our cash flow.”

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
However, in 2009, Mexico passed a new income tax law resulting in deferred income taxes to be paid with respect to consolidated companies for the period from 1999 to 2004. The Mexican congress has modified tax laws more frequently than other areas of the law. The timing and scope of such modifications are unpredictable, which can adversely affect our ability to manage our tax planning.
In the July 2009 Mexican federal elections, no party succeeded in securing a majority in either chamber of the Congress. This situation may result in government gridlock and political uncertainty due to the Mexican Congress’ potential inability to reach consensus, more importantly for us, on the structural reforms required to modernize certain sectors of the Mexican economy and on the National Infrastructure Program. Our performance historically has been tied to Mexican public sector spending on infrastructure facilities and Mexican public-sector spending is, in turn, generally dependent on the political climate in Mexico. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operations.
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

In addition, accounting standards and disclosure requirements in Mexico differ from those of the United States. In particular, our consolidated financial statements are prepared in accordance with MFRS, which differ from U.S. GAAP and accounting principles adopted in other countries in a number of respects. Items on the financial statements of a company prepared in accordance with MFRS may not reflect its financial position or results of operations in the way they would be reflected had such financial statements been prepared in accordance with U.S. GAAP. Note 29 to our consolidated financial statements provides a description of the principal differences between MFRS and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of consolidated net income (loss) and consolidated equity.
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
As of December 31, 2009, the total beneficial shareholding of our directors and executive officers (including shares held in a management trust) was approximately 49,774,603, or 7.7%, of our outstanding shares. This total included shares beneficially owned by the Chairman of our Board of Directors, Bernardo Quintana, or his family, including Alonso Quintana (our Chief Financial Officer and a member of our Board of Directors) and Diego Quintana (a member of our Board of Directors), comprising approximately 5.6% of our outstanding shares. Additionally, the management trust held 13,467,096, or 2.0%, of our outstanding shares (including 3,592,954 shares included in the total of beneficial ownership by the Quintana family). Another trust controlled by our management, the foundation trust, held 8,293,356, or 1.3%, of our shares. See “Item 6. Directors and Senior Management — Share Ownership” and “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”
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
Based on data from the Mexican Chamber of the Construction Industry (Camara Mexicana de la Industria de la Construccion) and the INEGI (Instituto Nacional de Estadistica, Geografia e Informatica), we are the largest engineering, procurement and construction company in Mexico based on our relative share of the total revenues of the formal construction sector in Mexico, and are the largest provider in Mexico of construction services to both public and private-sector clients. We are engaged in a full range of construction and related activities, involving the construction of infrastructure facilities, as well as industrial, urban and housing construction. In addition, we are engaged in the development and marketing of real estate, the construction, maintenance and operation of airports, highways, bridges and tunnels and in the management and operation of water supply systems and solid waste disposal systems under concessions granted by governmental authorities.
Since 1947, we have expanded and diversified our construction and related businesses. In the past, our business strategy had been to strengthen and expand our core construction business, while diversifying our sources of revenue. The Mexican economic crisis triggered by the peso devaluation in 1994 led us to seek new growth opportunities in related businesses in Mexico and in construction businesses outside of Mexico, notably Latin America. After a protracted construction crisis in Mexico, in 1999 we started our non-core divestment program, under which we have sold non-core assets, and used the proceeds from such sales to pay corporate debt. We concluded our non-core divestment program in 2006. In recent years, we have redefined our business focus to emphasize our construction business in Mexico, which in 2008 and 2009 accounted for approximately 76% and 81%, respectively, of our revenues.

We have also recently increased our participation in construction-related businesses such as infrastructure operations and housing development as part of our strategy to minimize the effect of business and macroeconomic cycles in the construction industry. Reflecting this strategy, we have expanded into the following lines of business:
•
In December 2005, we acquired a controlling interest in GACN. As of December 31, 2009, we directly and indirectly controlled shares representing approximately 58.7% of GACN’s capital stock. GACN operates 13 airports in the central north region of Mexico, including the Monterrey International Airport.

•
In recent years we have expanded our involvement in housing development. Our Housing Development segment (comprised of our housing development subsidiary, ViveICA S.A. de C.V., or ViveICA) is active in all stages of the development process in the housing industry. ViveICA’s business includes land acquisition, project and urbanization permit and license applications, and procurement and engineering design. Our housing development decreased from 7,433 homes sold in 2008 to 7,077 homes sold in 2009.

•
In 2008, we invested in an existing tollroad project. On March 12, 2008, we acquired all the equity of Consorcio del Mayab, S.A. de. C.V., or the Mayab Consortium, which holds the concession for the Kantunil — Cancun tollroad. We paid Ps.912 million for the acquisition.

•
In 2009, we acquired 100% of the equity in Construcciones y Trituraciones, S.A. de C.V., or COTRISA, for Ps.193 million. COTRISA is known for its expertise in building tunnels, underground works, and water management projects. Although the amount of the acquisition is not material, we aim to consolidate our position as the Company with the greatest experience in construction of water and underground projects in Mexico and also gain an important competitive advantage in bidding for new related projects.

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
The following table sets forth our capital spending for each year in the three-year period ended December 31, 2009.

	Year Ended December 31,
	2009		2009		2008		2007
	(Millions of
	U.S. dollars)		(Millions of Mexican pesos)
Construction:
Civil	U.S.$	64	Ps.	827	Ps.	964	Ps.	415
Industrial		1		16		43		40
Rodio Kronsa		7		95		59		125
Total		72		938		1,066		580
Infrastructure:
Airports		72		943		2,332		657
Other Concessions(1)		128		1,676		3,935		4,049
Total		200		2,619		6,267		4,706
Housing Development		2		30		66		57
Corporate and Other		2		30		38		11

Total	U.S.$	277	Ps.	3,617	Ps.	7,437	Ps.	5,354

(1)	In 2007, includes Ps.3,118 million for the investment of a 20% interest in RCO.

Aggregate capital spending decreased 51% in 2009 as compared to 2008. The decrease in aggregate capital spending in 2009 primarily reflected decreased spending in the Airports division and the large investment in the Mayab concession in 2008.
Aggregate capital spending increased 39% in 2008 as compared to 2007. The increase primarily reflected an increase in our Airports division composed mainly of the purchase of land reserves, and a lesser increase in our Infrastructure segment, composed mainly of investment in the Mayab Consortium, which holds the concession for the Kantunil — Cancun tollroad.
Our principal capital expenditures currently in progress include Ps.943 million in the Airports division for investment in Terminal B of the Monterrey Airport and the completion of the NH Hotel in Terminal 2 of the Mexico City International Airport, and Ps.1,654 million in investments in our Other Concessions division. All of such expenditures are geographically located in Mexico and funded through third party financings, including proceeds from our 2009 equity offering.
On March 25, 2010, we and the government of Panama announced the intention of the government of Panama to acquire the concession for the Corredor Sur tollroad for U.S.$420 million. The outstanding principal balance of the project’s debt is approximately U.S.$146 million. The government of Panama, the project’s creditors and we will decide whether the debt will be assumed by the government as part of the transaction (reducing the purchase price), or be repaid. Other than the potential divestiture of Corredor Sur, there are no significant divestitures in progress.
Public Sector Spending and the Mexican Economy
Our performance and results of operations historically have been tied to Mexican public sector spending on infrastructure and industrial facilities. Mexican public sector spending, in turn, has been generally dependent on the state of the Mexican economy and accordingly has varied significantly in the past. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Our performance is tied to Mexican public-sector spending on infrastructure and industrial facilities.” Mexico’s gross domestic product fell by approximately 1.1% in the fourth quarter of 2008 and 6.5% in 2009. In the fourth quarter of 2009, the Mexican GDP declined by 2.3%. Mexico’s GDP grew 1.5% overall in 2008 and 3.3% in 2007. The average interest rates on 28-day Mexican treasury notes were 5.39% in 2009, 7.7% in 2008 and 7.2% in 2007. Inflation was 3.57% in 2009, 6.5% in 2008 and 3.8% in 2007.
According to the INEGI, gross domestic product of the Mexican construction sector, in real terms as compared to the prior year, decreased by 7.5% in 2009, increased 0.6% in 2008, and increased by 4.4% in 2007, representing 6.4%, 6.5% and 6.6% of Mexico’s total gross domestic product in those years, respectively. In 2009, according to data published by the Mexican Central Bank, Mexican public sector spending on infrastructure projects decreased 2.3% in real terms in comparison to 2008.
In 2007, President Felipe Calderon unveiled his National Infrastructure Program, which the government has announced is designed to expand Mexico’s infrastructure, accelerate Mexico’s economic growth and make the Mexican economy more internationally competitive. The National Infrastructure Program anticipates public and private investments totaling Ps.951 billion from 2007 to 2012 in highways, railroads, ports, airports, telecommunications, water and sanitation, irrigation and flood control projects. In addition, the National Infrastructure Program calls for an additional Ps.1,581 billion in energy sector investments. In February 2008, the Mexican government announced the creation of the National Fund for Infrastructure within the Banco Nacional de Obras y Servicios Publicos, S.N.C., or Banobras, development bank. The government has stated that it intends to use the National Fund for Infrastructure to counteract effects of the credit crisis and related turmoil in the global financial system by providing financing, including guarantees, for important projects. The initial funding of Ps.44,000 million for the National Fund for Infrastructure came from the privatization of the first package of tollroads offered by the Fideicomiso de Apoyo Rescate de Autopistas Concesionadas, or FARAC, in 2007. Through 2012, the National Fund for Infrastructure has stated that it expects to channel approximately Ps.270,000 million in resources into communications and transportation, environmental, water, and tourism development projects. Although the progress of the National Infrastructure Program has not been as rapid as originally announced, particularly in the areas of energy, ports, and railways, we have seen the rate of awards increase in water treatment and water supply and continued progress in highways.

B. BUSINESS OVERVIEW
In 2009, our operations were divided into six segments:
•	Civil Construction,
•	Industrial Construction,
•	Rodio Kronsa,
•	Infrastructure,
•	Housing Development, and
•	Corporate and Other.
Our construction business is divided into three segments: Civil Construction, Industrial Construction and Rodio Kronsa. In all three construction segments, we provide a full range of services, including feasibility studies, conceptual design, engineering, procurement, project and construction management, construction, maintenance, technical site evaluations and other consulting services.
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
Description of Business Segments
Construction
Our construction business is divided into the Civil Construction, Industrial Construction and Rodio Kronsa segments. In 2009, our construction business, comprised of the three construction segments, accounted for 81% of our revenues.
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
In recent years, however, our construction contracts have been increasingly of the fixed price or not-to-exceed type, which generally do not provide for adjustment of pricing except under certain circumstances for inflation or as a result of errors in the contract’s specifications, or mixed price contracts in which a portion of the contract is at fixed price and the rest at unit prices. Examples of mixed price projects in which we are currently involved include the La Yesca hydroelectric project in the Civil Construction segment and the Minatitlan contract with Pemex in the Industrial Construction segment. Fixed price, not-to-exceed and mixed price contracts collectively accounted for approximately 75% of our construction backlog as of December 31, 2009, 75% of our construction backlog as of December 31, 2008 and 84% of our construction backlog as of December 31, 2007. While we have entered into contracts with unit pricing in the last two years, we believe that fixed price contracts are more prevalent in the construction market and the contracts that we enter into in the future will reflect this shift to fixed price contracts. Additionally, we expect that, because of conditions attendant to financing arrangements, future concession-related, infrastructure and industrial construction contracts will restrict the adjustment of the contract price for additional work done due to incorrect contract specifications. In 2008, we entered into two large contracts for public sector works (Line 12 of the Mexico City metro system and the Eastern Discharge Tunnel of the Mexico City valley drainage system) under a traditional public works mechanism, in which the counterparty pays us periodically (often monthly) as our work is certified over the term of the contract and we do not finance the project. Traditional public works contracts, under Mexican law, provide for the price adjustment of certain components, regardless of whether the contract is fixed price (as with Line 12) or mixed price (as with The Eastern Discharge Tunnel, which involves unit prices for construction and fixed prices for management services).

We earn a significant portion of our construction revenues under contracts whose prices are denominated in currencies other than Mexican pesos, substantially all of which are of the fixed price, mixed price or not-to-exceed type. Approximately 34% of our contract awards in 2009 (based on the contract amount) were foreign currency denominated. Approximately 24% of our construction backlog as of December 31, 2009 was denominated in foreign currencies. Substantially all of our foreign currency denominated contracts are denominated in U.S. dollars, except for contracts entered into by our Rodio Kronsa segment, which are denominated in other currencies, principally euros.
Our policy requires that a committee comprised of a number of our legal and finance executives review and approve all construction projects expected to generate material revenues. The committee supervises our decisions to bid on new construction projects based upon a number of criteria, including the availability of multilateral financing for potential projects, the availability of rights of way, the adequacy of project specifications, the customer’s financial condition and the political stability of the host country, if the project is outside of Mexico.
We obtain new contracts for new projects either through a process of competitive bidding or through negotiation. Generally, the Mexican government and its agencies may only award construction contracts through a public bidding process conducted in accordance with the Public Works and Related Services Law (Ley de Obras Publicas y Servicios Relacionados con las Mismas). However, public sector construction contracts may be awarded without a public bidding process under limited circumstances, such as where the amount involved is low, the project must be completed on an emergency basis, or technology or special patents are required. Pursuant to a reform in 2009 of the Public Works and Related Services Law, public sector construction contracts may also be awarded without a public bidding process when the contract is related to national security, the publicly-bid contract has been rescinded due to breach by the winning contractor, the bidding process has been declared null due to economic insolvency or inconsistency with technical requirements (technical insolvency), provided the conditions of contracting are the same as those originally published, the contracting party will perform the contract to set off a debt against the government in compliance with Federal Treasury Services Law (Ley de Servicios de Tesoreria de la Federacion), there is a proven strategic alliance between the government and the contractor in order to improve and transfer technological innovation to national infrastructure, and the contract is to perform or complete planning of an infrastructure project provided that the price is complies with rules set by the Ministry of the Federal Audit (Auditoria Superior de la Federacion). The majority of the contracts for new projects awarded to us from Mexican public-sector clients are awarded through competitive bidding. Most contracts for new projects awarded to us by private sector and foreign government clients are also the result of a bidding process.
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
In addition to contracts for new projects, increases in the scope of work to be performed in connection with existing projects are an important source of revenue for us. In 2009, increases in scope of work accounted for Ps.4,417 million, or 13%, of our year-end backlog. Contracts for such work are not typically put up for bid, but are negotiated by the client with the existing contractor.
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

Construction Backlog
Backlog in the engineering and construction industry is a measure of the total dollar value of accumulated signed contracts at a particular moment.
The following table sets forth, at the dates indicated, our backlog of construction contracts.

	As of December 31,
	2009		2009		2008		2007
	(Millions of
	U.S. dollars)		(Millions of Mexican pesos)
Construction
Civil	U.S.$	2,145	Ps.	28,013	Ps.	35,885	Ps.	19,898
Industrial		484		6,320		3,075		4,243
Rodio Kronsa		31		400		563		729

Total	U.S.$	2,660	Ps.	34,733	Ps.	39,523	Ps.	24,870

We were awarded contracts totaling Ps.20,302 million (approximately U.S.$1,555 million) in 2009. See Note 7 to our consolidated financial statements. Six projects represented approximately 60% of our backlog at December 31, 2009. The La Yesca hydroelectric project accounted for Ps.3,895 million, or 11%, of our total backlog as of December 31, 2009. We expect to complete this project in June 2012. Line 12 of the Mexico City metro system accounted for Ps.5,339 million or 15%, of our total backlog as of December 31, 2009. We expect to complete this project in April 2012. Additionally, the Madero and Cadereyta clean fuels projects for Mexico’s state-owned oil company, Pemex Refining, in our Industrial Construction segment together accounted for Ps.4,175 million, or 12%, of our total backlog as of December 31, 2009. We expect to complete these projects in May 2013. The Eastern Discharge Tunnel of the Mexico City valley drainage system, which we expect to complete in January 2013, accounted for Ps.4,142 million, or 12%, of our total backlog as of December 31, 2009. The Rio de los Remedios — Ecatepec toll highway, which we expect to complete in August 2011, accounted for Ps.3,184 million, or 9%, of our total backlog as of December 31, 2009.
As of December 31, 2009, approximately 2% of construction backlog was attributable to construction projects outside Mexico and public sector projects represented approximately 95% of our total backlog. At December 31, 2009, contracts with a value exceeding U.S.$250 million accounted for 39% of our total backlog, contracts with a value ranging from U.S.$50 million to U.S.$250 million accounted for 44% of our total backlog, and contracts with a value of less than U.S.$50 million accounted for 17% of our total backlog.
The amount of backlog is not necessarily indicative of our future revenues related to the performance of such work. Although backlog represents only business that is considered to be firm, we cannot assure you that cancellations or scope adjustments will not occur.
In certain instances, we have guaranteed completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any such schedule or performance requirements could result in costs that exceed projected profit margins, including penalties of up to 20% of the contract price. Fixed price, not-to-exceed and mixed price contracts collectively accounted for approximately 75% of our construction backlog as of December 31, 2009. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Construction — Construction Backlog.”
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
In our Civil Construction segment, in addition to the Mexican companies, we compete primarily with Spanish and Brazilian companies, including Impulsora del Desarrollo Economico de America Latina, or IDEAL, and Carso Infraestructura y Construcciones, S.A.B. de C.V. (both members of Grupo Carso), Gutsa Construcciones, S.A. de C.V., Tradeco Infraestructura, S.A. de C.V., La Nacional Compañia Constructora S.A. de C.V. and La Peninsular Compañia Constructora S.A. de C.V. (both members of Grupo Hermes), Promotora y Desarrolladora Mexicana, S.A. de C.V., Azvi-Cointer de Mexico, S.A. de C.V., Fomento de Construcciones y Contratas, S.A., or FCC, ACS Actividades de Construcciones y Servicios, S.A. and Dragados S.A. (together, ACS), Constructora Norberto Odebrecht S.A. and Andrade Gutierrez S.A.

In our Industrial Construction segment, we compete with Mexican, Brazilian, Argentine, Korean and Japanese companies, including Odebrecht, Cobra Gestion de Infraestructuras, S.A. and Dragados Industrial and Dragados Offshore (each part of ACS), Techint S.A. de C.V., Duro Felguera Mexico, S.A. de C.V., Mitsubishi Corporation, Swecomex, S.A. de C.V. (a member of Grupo Carso), Transportacion Maritima Mexicana, S.A. de C.V., Samsung Ingenieria Manzanillo, S.A. de C.V., Grupo R S.A. de C.V., Korea Gas Corporation, Abengoa/Abener Energia, CELASA, Construcciones Mecanicas Monclova, Industrial Perforadora de Campeche, Inelectra, Samsung Engineering, Senermex, Snam/Saipam, Tecnicas Reunidas, Grupo R, Tradeco and TransCanada.
In our Infrastructure segment, we compete primarily with Mexican and Spanish companies, including Carso Infraestructuras, S.A. de C.V., OMEGA Construcciones Industriales, S.A. de C.V., Global Via Infraestructuras, S.A., OHL Concesiones S.A., Acciona Infraestructuras, S.A. or Acciona, Befesa, S.A. (a member of Grupo Abengoa), as well as other companies such as the Macquarie Infrastructure Group.
We believe that our proven track record in Mexico and our experience and know-how have allowed us to maintain our leadership position in the Mexican construction market. In recent years, the sponsors of many infrastructure construction and industrial construction projects throughout the world, including in Mexico, have required contractors to provide construction on a “turnkey” basis. Many of our foreign competitors have better access to capital and greater financial and other resources and we have been increasingly experiencing significant competition in Mexico from Brazilian, Japanese, Spanish and, to a lesser extent, other European construction companies in recent years. The Rodio Kronsa segment faces substantial competition in Spain from large construction companies that operate in that market, as well as from smaller, specialized construction companies that provide the same services offered by Rodio Kronsa.
Raw Materials
The principal raw materials we require for our construction operations are cement, construction aggregates and steel. In our Civil Construction segment, raw materials accounted for Ps.2,564 million, or 10%, of our cost of sales in 2009, Ps.1,091 million, or 6%, of our costs of sales in 2008 and Ps.1,142 million, or 8%, of our cost of sales in 2007. In our Industrial Construction segment, raw materials accounted for Ps.1,309 million, or 5%, of our cost of sales in 2009, Ps.1,418 million, or 8%, of our cost of sales in 2008 and Ps.1,577 million, or 10%, of our costs of sales in 2007.
Civil Construction
Our Civil Construction segment focuses on infrastructure projects in Mexico, including the construction of roads, highways, transportation facilities (such as mass transit systems), bridges, dams, hydroelectric plants, tunnels, canals and airports, as well as on the construction, development and remodeling of large multi-storied urban buildings, including office buildings, hotels, multiple-dwelling housing developments and shopping centers. Our Civil Construction segment has also pursued opportunities in other parts of Latin America, the Caribbean, Asia and the United States. Our Civil Construction segment performs activities such as demolition, clearing, excavation, de-watering, drainage, embankment fill, structural concrete construction, concrete and asphalt paving, and tunneling. In 2009, our Civil Construction segment accounted for 63% of our total revenues.
The Civil Construction segment’s projects are usually large and complex and require the use of large construction equipment and sophisticated managerial and engineering techniques. Although our Civil Construction segment is engaged in a wide variety of projects, our projects generally involve contracts whose terms range from two to five years.
We have played an active role in the development of Mexico’s infrastructure and have completed large infrastructure facilities and constructed buildings throughout Mexico and Latin America. Among the facilities and buildings we have constructed from our incorporation in 1947 through 2009:
•	the Apulco, Comedero, El Novillo, El Caracol, Cajon de Peña, Tomatlan, Infiernillo, Chicoasen, El Guineo, El Cobano, Jicalan, Falcon, Huites, Aguamilpa, Caruachi and El Cajon dams;
•
the Guadalajara-Colima, Mazatlan-Culiacan, Leon-Lagos-Aguascalientes, Guadalajara-Tepic, Mexico City-Morelia-Guadalajara, Cuernavaca-Acapulco, Oaxaca-Sola de Vega and Torreon-Saltillo concessioned highways and the Tehuacan-Oaxaca federal highway;

•
17 of the 58 existing airports in Mexico and two airports outside Mexico (the Tocumen Panama international airport in Panama and the Philip S.W. Goldson international airport in Belize) and Terminal 2 of the Mexico City International Airport;

•	various hotels and office buildings, including the Maria Isabel Sheraton, Nikko, Paraiso Radisson Mexico City, Westin Regina Los Cabos and the Torre Mayor, among others;
•	lines one through nine, A and part of B of the Mexico City metro system; and
•	the Mexico City sewage system.
The most important projects under construction by the Civil Construction segment during 2009 included:
•	Line 12 of the Mexico City metro system;
•	the Eastern Discharge Tunnel of the Mexico City valley drainage system; and
•	the La Yesca hydroelectric project.
The Civil Construction segment’s contract awards in 2009 totaled approximately Ps.8,653 million (approximately U.S.$663 million), of which none was awarded outside Mexico.
Eastern Discharge Tunnel. In November 2008, the Mexican National Water Commission (Comision Nacional de Aguas), the government of Mexico City and the government of the state of Mexico, acting together as a trust, awarded an ICA-led consortium a Ps.9,596 million (excluding value-added tax) contract for the construction of the Eastern Discharge Tunnel (Tunel Emisor Oriente) in the Mexico City valley. The tunnel will increase drainage capacity in the Mexico City region and prevent flooding during the rainy season. The ICA-led consortium, Constructora Mexicana de Infraestructura Subterranea, S.A. de C.V., is comprised of Ingenieros Civiles Asociados, S.A. de C.V., Carso Infraestructura y Construccion, S.A.B. de C.V., Construcciones y Trituraciones, S.A. de C.V., Constructora Estrella, S.A. de C.V. and Lombardo Construcciones, S.A. de C.V. We recognize 50% of the operations from this project (Ps.4,142 million of the total construction contract), an increase from the 40% participation we recognized before 2009 due to our acquisition of COTRISA in September 2009. The fixed-term contract has both unit price and fixed price components, and scheduled completion of the project for January 2013. The construction contract is under a traditional public works mechanism, in which the counterparty pays us periodically (often monthly) as our work is certified over the term of the contract and we do not finance the project. The project includes the construction of a 62-kilometer tunnel and 24 related access shafts. The tunnel will start at the border of the Federal District and Ecatepec, run along one side of Lake Zumpango, and end in El Salto, Hidalgo.
Line 12 of the Mexico City Metro. In July 2008, the government of Mexico City through its Directorate General of Transportation Works awarded an ICA-led consortium a Ps.15,290 million (excluding value-added tax) construction contract for Line 12 of the Mexico City metro system. Our civil construction subsidiary Ingenieros Civiles Asociados, S.A. de C.V. holds a 53% interest in the consortium, while Carso Infraestructura y Construccion, S.A.B. de C.V., the construction partner, holds a 17% interest, and Alstom Mexicana, S.A. de C.V., the integrator for the electro-mechanical systems, holds a 30% interest. The construction contract is under a traditional public works mechanism, in which the counterparty pays us periodically (often monthly) as our work is certified over the term of the contract and we do not finance the project. After a modification agreement with the client, we expect to complete this fixed-price, fixed-term project in April 2012. The project includes the construction of a new 24.7-kilometer metro line that will link the eastern and western parts of the city, from Tlahuac to Mixcoac. The construction contract divides the project into two phases. The first, running from Tlahuac to Atlalilco, is expected to be placed into service by April 30, 2011. The second, running from Atlalilco to Mixcoac, is expected to be placed into service by April 30, 2012. The terms of the construction contract require us to post a performance bond in the amount of 10% of the total contract value, to be canceled on completion of the works. Once completed, Line 12 is expected to have the capacity to serve up to 412,000 passengers per day. The Mexico City metro system is the fifth largest urban transport system in the world, today extending more than 200 kilometers on 11 lines. Once Line 12 is completed, the system will extend more than 225 kilometers.

La Yesca. In September 2007, the Mexican Federal Electricity Commission awarded a U.S.$768 million contract for the engineering, procurement and construction of the La Yesca hydroelectric project to our subsidiary Constructora de Proyectos Hidroelectricos S.A. de C.V., or CPH. The La Yesca hydroelectric project is located on the border between the states of Jalisco and Nayarit, and is comprised of civil construction, electromechanical and ancillary work including the procurement, engineering, construction, transportation, start-up, testing and commissioning of two 375-megawatt turbogenerating units. The terms of the La Yesca contract required that we secure financing for the project costs and limit disbursements during the construction phase to 90% of the cash cost of any certified work performed. CPH arranged financing of U.S.$910 million for a construction line of credit and U.S.$80 million for a revolving line of credit for the La Yesca hydroelectric project from WestLB AG, which also structured the financing for the El Cajon hydroelectric project. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness — La Yesca.” Because the terms of the construction contract provide that the Mexican Federal Electricity Commission will pay for the project upon completion and the financing obtained by CPH covers only the project’s cash costs, the project will not generate any significant cash flow to us until completion, which is scheduled to occur in the second quarter of 2012. However, because we recognize revenues from the La Yesca hydroelectric project based on the percentage-of-completion method of accounting, the project is expected to generate a substantial portion of our revenues in 2010 and 2011. The La Yesca hydroelectric project generated Ps.3,836 million of revenue, or 12% of total revenues, in 2009. The La Yesca hydroelectric project represented a substantial portion of our receivables and our indebtedness in 2009 and is expected to continue to represent a substantial portion of our receivables and our indebtedness in the future. At December 31, 2009, we had Ps.6,125 million in contract receivables (including receivables recognized using the percentage-of-completion method of accounting) and Ps.5,721 million of debt on our balance sheet relating to the La Yesca hydroelectric project.
El Cajon. In March 2003, the Mexican Federal Electricity Commission awarded a U.S.$748 million (subsequently increased to U.S.$871 million) contract for the engineering, procurement and construction of the El Cajon hydroelectric project to our subsidiary Constructora Internacional de Infraestructura, S.A. de C.V., or CIISA. The El Cajon hydroelectric project was Mexico’s first engineering, procurement and construction contract for the complete construction of a hydroelectric project under Mexico’s public works financing program. We completed construction of the project in August 2007 and the total payment received from the Mexican Federal Electricity Commission as of December 31, 2009 for the El Cajon hydroelectric project was U.S.$872.2 million. We are negotiating with the Mexican Federal Electricity Commission over certain items and prices, resulting in our recognition of an account receivable of U.S.$38.9 million. Because of the uncertainty of our receipt of the account receivable from the Mexican Federal Electricity Commission, we have created a provision for U.S.$8.7 million of this amount, which is our best estimation of what we may not receive. We cannot assure you that we will receive any part or all of the U.S.$38.9 million that remains unpaid.
In the past, our Civil Construction segment has pursued infrastructure projects in Central and South America and the Caribbean, and we expect to continue to do so, on a case-by-case basis in the future. Projects in these areas ranged from construction of a section of the subway system in Santiago, Chile to the construction of a natural gas pipeline system in Argentina and the Caruachi hydroelectric dam in Venezuela. In 2009, 1% of our revenues in the Civil Construction segment were attributable to construction activities outside Mexico. In January 2010, a consortium of ICA with 43%, Fomento de Construcciones y Contratas of Spain with 43%, and Constructora Meco of Costa Rica, with 14% was awarded, a contract with an approximate value of U.S.$268 million by the Panama Canal Authority (ACP) for the construction of a 3 kilometer section of the new Pacific Access Channel (PAC-4) for the Panama Canal’s new Pacific locks, running parallel to the existing channel from the Pedro Miguel to Miraflores locks. The unit price, fixed term public works contract was awarded through an international bidding process. The PAC-4 contract is part of the overall project to widen the Panama Canal.
Industrial Construction
Our Industrial Construction segment focuses on the engineering, procurement, construction, design and commissioning of large manufacturing facilities such as power plants, chemical plants, petrochemical plants, fertilizer plants, pharmaceutical plants, steel mills, paper mills, drilling platforms and automobile and cement factories. In 2009, our Industrial Construction segment accounted for 13% of our total revenues.
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

In the past decade, much of the work the Industrial Construction segment performed has been for the Mexican public sector, although the segment’s work is increasingly shifting toward the private sector. During 2009, 74% of the Industrial Construction segment’s revenues were derived from work performed for the public sector. The segment’s most important clients are Pemex Exploracion y Produccion, Pemex Refinacion and Pemex Gas y Petroquimica Basica. In the private sector, the segment’s most important clients in 2009 were Dowell Schlumberger de Mexico, S.A. de C.V., Altos Hornos de Mexico, S.A. de C.V. and Energia Costa Azul, S. de R.L.
Typical Projects. Projects in our Industrial Construction segment typically involve sophisticated engineering techniques and require us to fulfill complicated technical and quality specifications. Our Industrial Construction segment contracts, as of December 31, 2009, were 37% peso-denominated and 63% dollar-denominated. 13% were unit-price, and 87% were fixed price.
Among the principal projects we have completed in the Industrial Construction segment recently are:
•	the Pemex Cayo Arcos offshore housing platform;
•	the second phase of the Indelpro PP Line and Splitter;
•	the Pemex Yaxche B and Kab A Light Platforms; and
•	the Pemex Reynosa V plant.
The Industrial Construction segment’s contract awards in 2009 totaled approximately Ps.6,112 million (approximately U.S.$468 million) and included projects such as:
•	two clean fuels projects in Mexico for Mexico’s state-owned oil company, PEMEX Refining; and
•	a cryogenic plant at the Poza Rica gas processing complex
The most important projects under construction by the Industrial Construction segment during 2009 included:
•	the Chicontepec II hydrocarbon deposit exploitation works;
•	the AHMSA Phase II steel mill and plate line expansion;
•	the Cayo Arcos offshore housing platform;
•	the Sempra Costa Azul nitrogen injection facility and interconnection to the liquid natural gas terminal;
•	the Maya crude oil dehydration system for Pemex;
•	the reconfiguration of Package II of the Minatitlan refinery project;
•	the construction of the cryogenic plants Reynosa 5 and Reynosa 6 for Pemex; and
•	a cryogenic plant at the Poza Rica gas processing complex.
In September 2009, Mexico’s state-owned oil company Pemex Refining signed a contract with us for the engineering, procurement and construction of two low sulfur gasoline projects in Mexico, and in March 2010 Pemex Refining signed a contract with us for two additional low sulphur gasoline projects in Mexico. Both the U.S.$638 million mixed price contracts from September 2009 and the U.S.$622 million contracts from March 2010 are part of PEMEX’s clean fuels program. ICA Fluor is responsible for the engineering, procurement, construction, testing and start-up for the existing Hector R. Lara Sosa Refinery in Cadereyta, Nuevo Leon, the Francisco I. Madero Refinery in Ciudad Madero, Tamaulipas, the existing General Lazaro Cardenas del Rio refinery in Minatitlan, Veracruz and the Antonio Dovali Jaime refinery in Salina Cruz, Oaxaca.

In October 2004, ICA-Fluor entered into a contract with Pemex for the reconfiguration of Package II of the Minatitlan refinery project, including auxiliary services, wastewater treatment and integration works at the facility. We completed the originally contracted construction work on this project in 2009 and, due to extensions of scope, continue to perform certain additional works. When the other packages of the Minatitlan refinery project are completed, we expect to perform the final work connecting the packages.
Rodio Kronsa
The Rodio Kronsa segment consisted of our Spanish and Argentine operations through 2006, and consists of our Spanish operations since 2007. In 2009, the Rodio Kronsa segment accounted for 5% of our total revenues.
Through September 2008, our Spanish operations consisted of Rodio, (a sub-soil construction subsidiary) and Kronsa (a subsidiary that constructs specialized support piles). In October 2008, our subsidiaries Rodio Cimentaciones Especiales S.A. and Kronsa Internacional S.A. were merged to form a single entity, Grupo Rodio Kronsa, or Rodio Kronsa. We own Grupo Rodio Kronsa through an intermediary holding company, Aps FRAMEX, or FRAMEX, which owns 100% of Grupo Rodio Kronsa. We own 50% of FRAMEX and Soletanche Bachy France owns the remaining 50% interest. Through September 2008, Rodio and Kronsa were each governed by a board of directors that was jointly appointed, in equal number, by Soletanche Bachy France and us, and we appointed the president of the board of each of Rodio and Kronsa. Since October 2008, one board of directors (appointed by us and Soletanche Bachy France using the same procedures as when the entities were separate) governs Grupo Rodio Kronsa. The board appoints the officers that manage the day-to-day operations of Grupo Rodio Kronsa.
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
Among the principal projects Rodio Kronsa has completed between 1973 and 2009 are the following:
•	sounding, drilling and various works for the Almendra dam in Salamanca, Spain, the Alcantara dam in Caceres, Spain, and the El Atazar Dam in Madrid, Spain;
•	construction work for the MetroSur subway system in Madrid, Spain;
•	sounding, drilling and various works for the Hatillo Dam in the Dominican Republic;
•	the foundations for housing projects in Spain; and
•	the M-30 freeway burial in Madrid.
In 2009, the most important projects under construction by Rodio Kronsa were:
•	Porta Firal foundation work on the building to be the headquarters for Iberdrola, in Barcelona;
•	Line 12 of the Mexico City metro system;
•	expansion of the Repsol campus in Madrid, Spain; and
•	the Ikea shopping center in Jerez de la Frontera, Spain.

Infrastructure
We divide our Infrastructure segment into two divisions: Airports and Other Concessions. We report GACN’s financial data in our Airports division. In 2009, our Infrastructure segment accounted for 13% of our total revenues.
During 2009, we participated in six operating concessioned highways that we consolidate and one operating concessioned tunnel (the Acapulco tunnel), and in the management and operation of a water treatment plant in Ciudad Acuña and other water supply systems, including the Aqueduct II water supply system that we began proportionally consolidating in 2008. In August 2007, the Ministry of Communications and Transportation awarded the first package of FARAC tollroads to our affiliate RCO, of which we own 13.6%. We account for RCO using the equity method as we have, and continue to, exercise significant influence over the entity. RCO has assumed responsibility for the construction, operation, conservation and maintenance of the tollroads in the first FARAC package. Since March 2008, we participate in the operation of the Kantunil — Cancun highway, which we consolidate. Since March 2009, we hold the concession title to the La Piedad Bypass, which we consolidate. In 2009, we were part of consortia awarded the El Realito water treatment plant and the Atotonilco water treatment plant. The financial data for these and other consolidated concessions is reported in our Other Concessions division.
Airports Division
As of December 31, 2009, we controlled an aggregate of 234,602,700 shares of our airport subsidiary GACN, representing 58.7% of GACN’s capital stock. Our investment in GACN was comprised of 167,802,700 series B shares that we owned directly through our wholly-owned subsidiary Aeroinvest, and 66,800,000 series B and BB shares that we controlled through our ownership of 74.5% of the capital stock of SETA. The remaining 25.5% of SETA was owned by Aeroports de Paris Management, or ADPM. The remaining shareholders in GACN held 40.9% of its outstanding capital stock and 0.4% of the shares are held in GACN’s treasury. GACN is listed on the Mexican Stock Exchange and the Nasdaq.
Aeroinvest and ADPM have agreed that:
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
Under the consortium agreement, transfers by either Aeroinvest or ADPM of its shares in SETA to an unaffiliated third party are subject to limited rights of first refusal in favor of the non-transferring shareholder, and such transfers by Aeroinvest are subject, under certain conditions, to tag-along rights in favor of ADPM. In addition, the consortium agreement includes put and call options in respect of shares of SETA held by Aeroinvest, whereby, from June 14, 2009 through the later of June 14, 2015 and six months following the termination of the technical assistance agreement, under certain conditions,
•
ADPM may require Aeroinvest and certain of its affiliates to purchase a portion of shares of SETA held by ADPM, which Aeroinvest has agreed to secure through a pledge (prenda bursatil) approximately 4% of the outstanding capital stock of GACN; and

•
in the event of the parties’ inability to resolve definitively a matter to be decided by the board of directors or shareholders of SETA, Aeroinvest may require ADPM to sell to Aeroinvest a portion of shares of SETA held by ADPM.

Through GACN, we operate 13 airports in the Central North region of Mexico pursuant to concessions granted by the Mexican government, including the Monterrey airport, which accounted for approximately for 45.3% of GACN’s revenues in 2009. The airports serve a major metropolitan area (Monterrey), three tourist destinations (Acapulco, Mazatlan and Zihuatanejo), two border cities (Ciudad Juarez and Reynosa) and seven regional centers (Chihuahua, Culiacan, Durango, San Luis Potosi, Tampico, Torreon and Zacatecas). All of the airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government.

In October 2008, GACN acquired 90% of the shares of Consorcio Grupo Hotelero T2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters of commercial space inside the new Terminal 2 of the Mexico City International Airport under a 20-year contract with the Mexico City International Airport. NH Hoteles, S.A. of Spain owns the other 10%. The commercial areas included in this project, excluding the hotel, increased by approximately 40% the total commercial space that GACN operates. The hotel opened in August.
In 2009, the Airports division accounted for 6% of our total revenues. The substantial majority of the Airports division’s revenues are derived from providing tariff-regulated services, which generally are related to the use of airport facilities by airlines and passengers. For example, approximately 80.5% of GACN’s total revenues in 2009 were earned from aeronautical (tariff-regulated) services. Changes in revenues from aeronautical services are principally driven by the passenger and cargo volume at the airports. Revenues from aeronautical services are also affected by the “maximum rates” the subsidiary concessionaires are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The “maximum rate” system of price regulation that applies to aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services.
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
The following table provides summary data for each of the airports for the year ended December 31, 2009:

	Year Ended December 31, 2009
					Revenues Per
	Terminal				Terminal
	Passengers		Revenues		Passenger(1)
	(Number in		(Millions of
Airport	millions)%		pesos)%		(Pesos)
Metropolitan area:
Monterrey International Airport	5.2	45.1%	858.6	45.5%	130.0
Tourist destinations:
Acapulco International Airport	0.8	7.3	141.3	7.5	128.4
Mazatlan International Airport	0.7	6.5	144.5	7.7	180.6
Zihuatanejo International Airport	0.5	4.7	98.4	5.2	164.0
Total tourist destinations	2.1	18.5	384.2	20.4	147.8
Regional cities:
Chihuahua International Airport	0.7	6.5	116.1	6.2	145.1
Culiacan International Airport	1.1	9.2	150.1	8.0	136.4
Durango International Airport	0.2	1.9	34.0	1.8	170.0
San Luis Potosi International Airport	0.2	1.8	45.7	2.4	152.3
Tampico International Airport	0.5	4.1	70.6	3.7	117.7
Torreon International Airport	0.4	3.4	65.8	3.5	131.6
Zacatecas International Airport	0.3	2.2	40.0	2.1	133.3
Total regional destinations	3.3	29.0	522.3	27.7	137.4
Border cities:
Ciudad Juarez International Airport	0.6	5.5	90.0	4.8	100.0
Reynosa International Airport	0.2	1.9	31.1	1.6	155.5
Total border city destinations	0.8	7.3	121.1	6.4	100.9

TOTAL:(2)	11.5	100%	1,886.2	100.0%	133.8

(1)	Revenues per terminal passenger are calculated by dividing the total revenues for each airport by the number of terminal passengers for each airport.

(2)	Revenues do not include eliminations at the consolidated level.

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
Other Concessions Division
The Other Concessions division includes highway, bridge and tunnel concessions, other similar long-term investments and water distribution and water treatment concessions. In 2009, the Other Concessions division accounted for 7% of our total revenues.
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
The following table sets forth certain information as of December 31, 2009, regarding the highway, bridge and tunnel concessions in which we currently participate, either through subsidiaries or affiliates:

						Concessionaire’s
						Net Investment
			Concession			in Concession
		Date of	Term	% Ownership of	% Ownership of	(Millions of
Concession	Kilometers	Concession	(Years)	Concessionaire(1)	Construction(2)	Mexican pesos)(3)
San Martin-Tlaxcala-El Molinito highway	25.5	1990	25.5	19	10	Ps.	32
Acapulco tunnel	2.9	1994	40	100	100		1,312
Corredor Sur highway (Panama)	19.8	1996	30	100	100		2,179
Irapuato — La Piedad highway	74.32	2005	20	100	100		718
Queretaro — Irapuato highway	92.98	2006	20	100	100		1,882
Nuevo Necaxa— Tihuatlan Highway	85	2007	30	50	50		789
Rio Verde — Ciudad Valles Highway	113.2	2007	20	100	100		1,442
RCO first package of tollroads	558	2007	30	13.6	100		2,784
The Kantunil — Cancun Highway	241.5	1990	30	100	—	Ps.	2,718
The La Piedad Bypass	67.5	2009	30	100	100		361

(1)	Does not take into account the Mexican federal or local governments’ “sub-equity” contributions.

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

(3)
Represents each concessionaire’s investment in the applicable concession, net of depreciation and revaluation of assets for inflation through 2007, except for San Martin Tlaxcala-El Molinito highway and RCO, in which it represents net investment in equity. For a description of the revaluation of assets for inflation through 2007, see Note 3 to our consolidated financial statements.

San Martin-Tlaxcala-El Molinito. The San Martin-Tlaxcala-El Molinito concessioned highway began operating in September 1991. During 2009, the concessionaire’s revenues were sufficient to cover its operating expenses.
Acapulco Tunnel. In 1994, the government of the state of Guerrero granted our subsidiary Tuneles Concesionados de Acapulco, S.A. de C.V., or TUCA, a 25-year concession for the construction, operation and maintenance of a 2,947-kilometer tunnel connecting Acapulco and Las Cruces. The concession term started in June 1994. During the year ended December 31, 2001, we determined that the recovery value of the Acapulco tunnel was less than the accounting value then recorded for this concession, based on financial projections. For this reason, a loss from impairment was recorded for Ps.1,001 million (historical value). On November 25, 2002, the Congress of the State Government of Guerrero approved the extension of the concession term by 15 years because the actual volume of usage was lower than the amount foreseen by the terms of the concession agreement. During the year 2004, as a result of this extension of the concession period, we conducted a new analysis of the recovery value of the Acapulco tunnel and determined that a reversal of the loss from impairment should be recorded in the amount of Ps.161 million (historical value). In subsequent years, based on our policy for impairment of long-lived assets, we have continued evaluating the recovery value of this concession with the support of independent experts. The market strategies we developed and the economic environment of the last few years have indicated a sustained recovery of cash flows from the Acapulco tunnel, for which reason as of December 31, 2009 we decided to further reverse the loss from impairment from 2001 in the amount of Ps.681 million (which amount includes inflation from 2001 through 2007), which has been recorded in the heading of Other (income) expenses, net in the consolidated statement of operations in our consolidated financial statements. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness — Acapulco Tunnel” and Note 11 to our audited consolidated financial statements.
Corredor Sur. In 1995, the Panamanian Ministry of Public Works awarded ICA Panama, S.A., our wholly-owned subsidiary, a 30-year concession for the construction, operation and maintenance of the Corredor Sur highway, a four-lane, 19.8 kilometer highway in Panama. The first segment of the highway opened in August 1999 and the final segment opened in February 2000. On March 25, 2010, the government of Panama and we announced the intention of the government of Panama to acquire the concession for the Corredor Sur tollroad for U.S.$420 million. The parties expect to sign a definitive sale agreement in the first half of 2010. If the transaction occurs, we expect to continue to operate the tollroad through a services contract and expect to retain the right to expand the project through public works contracts to be agreed from time to time. The outstanding principal balance of the project’s debt is approximately U.S.$146 million. The government of Panama, the project’s creditors and we will decide whether the debt will be assumed by the government as part of the transaction (reducing the purchase price), or be repaid. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness — Corredor Sur” and “Item 8. Financial Information — Legal and Administrative Proceedings — Legal Proceedings — Corredor Sur.”
The Irapuato-La Piedad Highway. In September 2005, the Ministry of Communications and Transportation awarded us a 20-year concession for the modernization, operation, conservation and maintenance of the Irapuato — La Piedad Highway. The 74.3 kilometer Irapuato — La Piedad highway will be a toll-free road under a Public/Private Partnership contract. Recovery of our investment will be accomplished through a two-part integrated quarterly payment made by the Ministry of Communications and Transportation. We will be paid a fixed payment for highway availability and a shadow tariff based on traffic volume. The improvements to the highway were completed and became fully operational in September 2009.
The Queretaro-Irapuato Highway. In June 2006, the Ministry of Communications and Transportation awarded us a 20-year concession for the modernization, operation, conservation and maintenance of the Queretaro — Irapuato Highway. The 108-kilometer Queretaro — Irapuato highway, of which 93 kilometers is under our concession, will be a toll-free road under a Public/Private Partnership contract. Recovery of our investment will be accomplished through a two-part integrated quarterly payment made by the Ministry of Communications and Transportation. We will be paid (1) a fixed payment for highway availability and (2) a shadow tariff based on traffic volume. After delays in the acquisition of required rights of way, the improvements to the highway are scheduled to be completed in July 2010. We will report income as the segments are modernized and expanded and become available for use.

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
The First FARAC Package of Highways (RCO). On October 3, 2007, our affiliate RCO paid the Mexican government Ps.44,051 million for the concession to operate the first package of FARAC tollroads, which was awarded on August 6, 2007. RCO assumed responsibility for construction, operation, conservation, and maintenance of four tollroads through 2037. The Maravatio — Zapotlanejo, Guadalajara — Zapotlanejo, Zapotlanejo — Lagos de Moreno, and Leon — Lagos — Aguascalientes tollroads have a total length of 558 kilometers in the states of Michoacan, Jalisco, Guanajuato, and Aguascalientes. The concession agreement also calls for the consortium to make investments of up to Ps.1.5 billion to expand the toll roads through 2010. In October 2009 RCO placed Ps.6,550 million in equity-linked structured noted with Mexican institutional investors on the Mexican Stock Exchange. RCO used the net proceeds of the capital increase primarily to pay down debt. After the transaction (including our purchase of additional Series A shares in RCO at the same price per share as the Series B shares underlying the equity-linked structured notes), we owned 13.6% of RCO and GS Global Infrastructure Partners I, L.P. and two of its affiliates, or GSIP, owned 54.5%. The trust holding the Series B shares underlying the equity-linked structured notes owned the remaining 31.9% of RCO. RCO’s payment to the Mexican government was financed by long-term bank loans incurred by RCO and capital contributed by RCO’s owners. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness — RCO.” We record our investment in the consortium as a long-term investment in unconsolidated affiliates. The debt is not consolidated and income is recorded in the line item “share of income in unconsolidated affiliates”.
We are entitled to appoint two members of RCO’s ten-voting member board. GSIP appoints three members, RCO appoints one member, and there are four independent members. Most decisions by RCO’s board are taken by majority vote, although certain decisions, including hiring key management and entering into agreements with the shareholders, may only be taken after approval by the majority plus one of the voting members and certain other decisions, including calls for additional investments and entering into, modifying or terminating any arrangement in excess of U.S.$20 million, may only be taken after approval by 90% of the voting members.
The Kantunil-Cancun Highway (Mayab Consortium). On March 12, 2008, we acquired all the equity of the Mayab Consortium, which holds the concession for the Kantunil — Cancun tollroad. We paid Ps.912 million to acquire the Mayab Consortium, which holds the concession to construct, exploit, and maintain the 241.5-kilometer highway that connects the cities of Kantunil and Cancun in the states of Yucatan and Quintana Roo through December 2020. We consolidate the investment in our consolidated financial statements, including debt that, as of December 31, 2008, was equivalent to Ps.2,401 million. The long-term debt securities mature in 2019 and 2020, and are expected to be repaid from toll revenues generated by the concession. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness — The Kantunil-Cancun Highway (Mayab Consortium).”
The La Piedad Bypass. On March 24, 2009, through our wholly owned subsidiary ICA La Piedad, S.A. de C.V., we entered into a thirty-year concession for (i) the construction, operation, exploitation, conservation and maintenance of the 21.38 kilometer La Piedad Bypass, to alleviate congestion caused by long-haul traffic between the Bajio region and western Mexico, and (ii) the modernization of 38.8 kilometers of the toll-free Federal Highway 110 in the states of Guanajuato and Michoacan and 7.32 kilometers of Highway 90. Banco Santander is expected to act as arranger for the financing.

Other Long-Term Investments
Rio de los Remedios — Ecatepec. In 2008, we began participating in the Rio de los Remedios – Ecatepec project with a 50% interest in Viabilis Infraestructura, the contractor for the construction and financing of public works. In June 2009, we obtained a controlling interest in Viabilis by purchase one additional share above our existing 50% interest, allowing us an additional seat on the board of directors of Viabilis. As of such date, we consolidate Viabilis in accordance with MFRS. The Ps.6,023 million project relates to covering a drainage canal and building a 25.5-kilometer toll highway in the Mexico City and state of Mexico metropolitan areas. The project calls for construction in three phases, with Phase 1 completed in July 2009, Phase 2 to be completed in April 2011 and Phase 3 to be completed by August 2011. Viabilis was awarded the construction contract for the project on November 15, 2004 by the Mexican state government System of Highways, Airports, Related and Auxiliary Services. In June 2008, we obtained bridge loan financing for the project in the amount of U.S.$40 million structured by the Ahorro Corporacion of Spain with Caja de Ahorros Municipal de Burgos as agent for various lenders. We have repaid the bridge loan and subsequently became a lender to the project, and in February 2010 we entered into a long term financing agreement, subject to certain conditions precedent, in which Phase 2 of the project will receive a loan in the amount of Ps.3,000 million from Banobras development bank.
Water Distribution and Water Treatment Concessions
Atotonilco Water Treatment Plant. A consortium of which our subsidiary Controladora de Operaciones de Infraestructura, S.A. de C.V., or CONOISA, holds 10.2% was awarded, through an international bidding process, the concession for the construction and operation of the Atotonilco water treatment plant in Tula, Hidalgo by the National Water Commission, or Conagua. On January 7, 2010 the consortium entered into a definitive contract with Conagua. The consortium will be responsible for the design, construction, electromechanical equipment and testing, as well as the operation, conservation and maintenance of the water treatment plant including electricity cogeneration and the removal and final disposition of all waste and biosolids that are produced, over the 25-year term of the agreement. Of the Ps.9.3 billion total contract value, we expect to record approximately Ps.2.1 billion in construction backlog related to the project. The contract is a fixed price, fixed term agreement. The Atotonilco plant is expected to be largest of its kind in Mexico and one of the largest in the world, with a treatment capacity of up to 42 cubic meters of wastewater per second. The plant will be located at the outlet of the Eastern Discharge Tunnel, which we are also building. The consortium is comprised of Promotora del Desarrollo de America Latina, S.A. de C.V., as leader with 40.8%, ACCIONA Agua S.A. with 24.26%, Atlatec, S.A. de C.V. (a subsidiary of Mitsui & Co., Ltd.) with 24.26%, our subsidiary CONOISA with 10.2% and other minority investors. The resources for the investment will be provided by the National Fund for Infrastructure equity capital of the consortium, and commercial bank debt.
Agua Prieta Water Treatment Plant. In 2009, a consortium we lead was granted a 20-year contract with the Jalisco State Water Commission for the construction and operation of the Agua Prieta wastewater treatment plant. The Ps.2,318 million contract is a fixed price, fixed term contract with a 33-month term for construction and a subsequent 207-month term for operation. We will earn a portion of the total contract price based on our construction work, which will be set forth in a construction contract at a later date. We expect to finance the project with contributions from the Mexican federal government’s National Fund for Infrastructure, equity contributions from the consortium and commercial bank debt. The consortium is made of the following participants: ICA, as consortium leader, with 50%, ATLATEC, S.A. de C.V. with 34% and Servicios de Agua Trident S.A. de C.V. with 16%.
El Realito Aqueduct. In 2009, a consortium we lead signed a 25-year service contract with the State Water Commission of San Luis Potosi to build, operate and maintain the El Realito aqueduct water supply and purification system. The Mexican federal government’s National Fund for Infrastructure is expected to provide 49% of the financing. The balance of the financing will be provided by the consortium and commercial bank debt. The consortium is comprised of our subsidiary Controladora de Operaciones de Infraestructura, S.A. de C.V., or CONOISA, as consortium leader, with 51% and Fomento de Construcciones y Contratas, through a subsidiary, with 49%. We plan to consolidate 51% of the construction once construction begins.
Ciudad Acuña Water Treatment Plant. We commenced construction of the Acuña water treatment plant in November 1998. The plant started commercial operations in October 2000, and we received our first payment in February 2001. The Acuña water treatment plant’s equipment has been upgraded, allowing the plant to operate more efficiently, lowering costs, and increasing its processing capacity to 500 liters per second (lps). During 2009, the concessionaire’s revenues were sufficient to cover its operating expenses. The indebtedness related to this project was repaid in full in September 2008. On August 17, 2009, we entered into an agreement under state law, which has allowed us to simplify the tariff scheme. As of December 2009, we receive approximately Ps.6.3028 per cubic meter of water we treat at the plant, and we treat approximately 320 lps.

PMA Mexico. In January 2007, we signed an agreement to purchase an additional 39% of the shares of the environmental services company Proactiva Medio Ambiente Mexico, S.A. de C.V., or PMA Mexico. PMA Mexico operates municipal potable water treatment and supply, sewage, waste water treatment, sanitary landfills, solid waste management and hazardous waste managements systems through service contracts and concessions. PMA Mexico was previously known as Consorcio Internacional del Medio Ambiente, S.A. de C.V., or CIMA, and was established as a 50%-50% joint venture with Proactiva Medio Ambiente. In 2006, we sold all but 10% of our interest in CIMA for Ps.319 million (U.S.$27 million). We repurchased a 39% interest in PMA Mexico from Proactiva Medio Ambiente in 2007 and as of December 31, 2009, we hold 49% of PMA Mexico and Proactiva Medio Ambiente holds 51%.
Acueducto II Water Supply. In May 2007, a consortium we lead was granted a 20-year concession by the State Water Commission of Queretaro for the construction, operation, and maintenance of the Aqueduct II water supply and purification system in Queretaro state. The Aqueduct II is expected to bring water 108 kilometers from the Moctezuma River to the city of Queretaro. The required investment of Ps.2,854 million was financed by Banco Santander with HSBC and Banorte, among others, on October 5, 2007 in the amount of Ps.1,700 million for a 17-year period. Additionally, Banco Nacional de Obras y Servicios Publicos, S.N.C. is contributing Ps.872 million directly to the new project. The project will be constructed over an estimated term of approximately 30 months and 1 week. The concessionaire Suministro de Agua de Queretaro, S.A. de C.V., or SAQSA, is made up of the following shareholders: ICA, as consortium leader (through our subsidiary CONOISA and through a .1% holding by Ingenieros Civiles Asociados, S.A. de C.V.) with 37%; Servicios de Agua Trident, S.A. de C.V., a subsidiary of Mitsui Corp with 26%; Fomento de Construcciones y Contratas (including two additional affiliates) with 26%; and PMA Mexico with 11%. Including our interest in PMA Mexico, which is our affiliate, our direct and indirect economic interest in SAQSA is 42.39%. We began proportionally consolidating this project beginning in 2008.
Housing Development
In 2009, our Housing Development segment accounted for 7% of our total revenues. Our Housing Development segment participates in all stages of the housing industry, including acquiring the land and the permits and licenses required to build on it, performing and procuring architectural and engineering design, facilitating buyer financing and constructing and marketing homes. We subcontract some construction services, such as urbanization.
The principal raw materials we require for our Housing Development operations are cement, steel, construction aggregates, doors, windows and other housing fixtures.
In 2009, we participated in several new housing development projects in Mexico, including Valle Fundadores in Juarez, Paseos del Campestre and Arboleda San Miguel in Veracruz, Paseos de San Antonio in Aguascalientes, Piedras Blancas in Tijuana, Centro Sur and La Vista Residencial in Queretaro, and Foresta and Paseos del Valle in Guadalajara. During 2009, 2008 and 2007, we sold 7,077, 7,433 and 6,477 houses, respectively. As of December 31, 2009, our Housing Development segment owned 1,963.19 hectares of land reserved for the construction of 98,764 housing units.
In 2008, we entered the Monterrey market and began offering a new model of economical housing development with enhanced urban planning compared to that typically offered in economical housing developments. Additionally, we continue to develop our vertical residential property on Reforma Avenue in Mexico City.
New housing construction in Mexico has increased steadily in recent years (although at a reduced rate in 2008 and only in lower income housing in 2009) due to several governmental initiatives that improved the conditions for both developers and prospective buyers of housing. In addition, the incorporation of the Mexican Federal Mortgage Corporation (Sociedad Hipotecaria Federal) has made it easier for people to finance purchases and construction of homes in Mexico. Nevertheless and due to the turmoil in the global financial systems, from 2008 to 2009, the number of mortgage credits granted under these initiatives decreased from 128,380 housing units to 82,000 housing units. The credit crisis had a significant negative impact on development in the non-low income housing market. We have seen some recovery in this market at the end of 2009 and the beginning of 2010. We continue to plan to increase our share of the housing market, particularly in the low-income sector. In addition, we may, from time to time, explore the possibility of acquiring other housing construction businesses as opportunities present themselves.

The Housing Development segment competes primarily with large Mexican housing developers such as Corporacion GEO, S.A.B. de C.V., Urbi Desarrollos Urbanos, S.A.B. de C.V., Desarroladora Homex, S.A.B. de C.V., Consorcio Ara S.A.B. de C.V., and Sare Holding, S.A.B. de C.V.
Corporate and Other
Our Corporate and Other segment includes our real estate operations and, through our subsidiary Grupo ICA S.A. de C.V., our corporate operations. The results of operations in our Corporate and Other segment in 2009, 2008 and 2007 have not changed significantly.
Geographical Distribution of Revenues
Revenues from foreign operations accounted for approximately 8% of our revenues in 2009, 12% of our revenues in 2008 and 21% of our revenues in 2007.
The following table sets forth our revenues by geographic area for each of the years in the three-year period ended December 31, 2009.

	Year Ended December 31,
	2009			2008			2007
	(Millions of			(Millions of			(Millions of
	Mexican		(Percent of	Mexican		(Percent of	Mexican		(Percent of
	Pesos)		Total)	Pesos)		Total)	Pesos)		Total)
Mexico	Ps.	28,572	92%	Ps.	20,016	88%	Ps.	14,519	80
Spain		1,514	5		1,680	7		1,894	10
Other Latin American countries		838	3		1,059	5		1,942	11
Inter-segment eliminations		(53)	—		(4)	0		(209)	(1)

Total	Ps.	30,871	100%	Ps.	22,751	100%	Ps.	18,146	100%

Approximately 2% of our backlog as of December 31, 2009 is related to projects outside Mexico (as compared to approximately 1.4% as of December 31, 2008) and approximately 24% of our backlog as of December 31, 2009 and 24% of our backlog as of December 31, 2008 was denominated in foreign currencies (principally U.S. dollars).
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
C. ORGANIZATIONAL STRUCTURE
The following table sets forth our significant subsidiaries as of December 31, 2009, including the principal activity, domicile, our ownership interest and our voting power:

			Ownership	Voting
	Principal		Interest	Power Held
Subsidiary	Activity	Domicile	(%)	(%)
Constructoras ICA, S.A. de C.V.	Construction	Mexico	100	100
Controladora de Empresas de Vivienda, S.A. de C.V.	Housing development	Mexico	100	100
Controladora de Operaciones de Infraestructura, S.A. de C.V.	Concessions	Mexico	100	100
Ingenieros Civiles Asociados, S.A. de C.V.	Heavy urban and
	specialized construction	Mexico	100	100
Grupo Rodio Kronsa(A)	Sub-soil construction	Spain	50	50
ICA — Fluor Daniel, S. de R.L. de C.V. (A)	Industrial construction	Mexico	51	51
ICA Panama, S.A.	Highway construction concessionaire	Panama	100	100
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.	Airport operations	Mexico	54	58	(B)
Constructora de Proyectos Hidroelectricos,	Consortia for the
S.A. de C.V. / Constructora Hidroelectrica	construction of the La
La Yesca, S.A. de C.V.	Yesca hydroelectric project	Mexico	99	67

(A)	Proportionally consolidated.

(B)	Directly and through our interest in SETA.
D. PROPERTY, PLANT AND EQUIPMENT
Approximately 92% of our assets and properties, including concessions, are located in Mexico, with the balance in Europe and other Latin American countries. At December 31, 2009, the net book value of all land (excluding real estate inventories) and buildings, machinery and equipment and concessions was approximately Ps.27,285 million (approximately U.S.$2,090 million). We currently lease machinery from vendors. For information regarding property in our Housing Development segment, see “Item 4. Information on the Company—Business Overview—Description of Business Segments—Housing Development.”
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

Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto. Our consolidated financial statements have been prepared in accordance with MFRS, which differ in significant respects from U.S. GAAP. Note 29 to our consolidated financial statements provides a description of the principal differences between MFRS and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of consolidated net income (loss) and consolidated equity. Under Bulletin B-10, financial data for all periods prior to 2008 have been restated in constant Mexican pesos as of December 31, 2007 in our consolidated financial statements and throughout this annual report. Financial data for all periods after December 31, 2007 have not been restated to account for inflation, in accordance with NIF B-10.
Certain U.S. dollar amounts have been translated from Mexican pesos for convenience purposes at an exchange rate of Ps.13.06 per U.S.$1.00, the noon buying rate for Mexican pesos on December 31, 2009, as published by the Federal Reserve Bank of New York.
Our operations are divided into six segments: (1) Civil Construction, (2) Industrial Construction, (3) Rodio Kronsa, (4) Infrastructure (including Airports and Other Concessions divisions), (5) Housing Development, and (6) Corporate and Other. The financial information presented herein conforms to the managerial approach required by NIF B-5, Financial Segment Information. See Note 28 to our audited consolidated financial statements.
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
Our results of operations for 2009 principally reflected an increased volume of civil construction projects in our Construction segment, as projects awarded to us after the late 2006 slowdown (due to a transition period after Mexican elections) contributed increased revenues, combined with an increased volume of other concessions in our Infrastructure segment. These increases were partially offset by decreased sales in our Rodio Kronsa segment due to unfavorable economic conditions in the Spanish housing and infrastructure sectors, lack of significant growth in our Housing Development segment and decreases in revenues in our Airports division and Industrial Construction segment.
After a transition period of several months, the government of President Felipe Calderon, who assumed office in December 2006, began soliciting bids for new projects in mid-2007. In 2007, President Calderon unveiled his National Infrastructure Program, which the government has announced is designed to expand Mexico’s infrastructure, accelerate Mexico’s economic growth and make the Mexican economy more internationally competitive. The National Infrastructure Program contemplates public and private investments totaling Ps.951 billion from 2007 to 2012 in highways, railroads, ports, airports, telecommunications, water and sanitation, irrigation, and flood control projects. In addition, the National Infrastructure Program calls for an additional Ps.1,581 billion in energy sector investments. Mexico entered into a recession beginning in the fourth quarter of 2008, and in 2009 GDP fell by approximately 6.5%. The construction and air travel industries, and as a result, our results of operations, are substantially influenced by economic conditions in Mexico. The National Infrastructure Program remains in place and new projects continue to be awarded; however, beginning in the second half of 2008 and due to the impact of the turmoil in the global financial system and the recession in Mexico, the rate of awards of infrastructure projects in Mexico has been and continues to be slower than we anticipated, particularly in the areas of energy, ports and railways. The Mexican government has also extended the time period for certain bidding processes for the awards, in part because of the need to reevaluate the corresponding projects’ feasibility in the current economic environment. Beginning in the second half of 2009, we have seen the rate of contracting increase under the National Infrastructure Program in water treatment and water supply and continued progress in highways. In February 2008, the Mexican government also announced the creation of the National Fund for Infrastructure within the Banobras development bank. The government has stated that it intends to use the National Fund for Infrastructure to counteract effects of the credit crisis and related turmoil in the global financial system by providing financing, including guarantees, for important projects. The initial funding of Ps.44,000 million for the National Fund for Infrastructure came from the privatization of the first package of tollroads offered by FARAC in 2007. Through 2012, the National Fund for Infrastructure has stated that it expects to channel approximately Ps.270,000 million in resources into communications and transportation, environmental, water, and tourism development projects. One of the beneficiaries of the National Fund from Infrastructure lending from Banobras development bank is our Rio de los Remedios highway projects, which in February 2010 entered into a commitment to borrow approximately Ps.3,000 million under the program.

Our business strategy is to grow our construction business as well as to grow and diversify into construction-related activities such as infrastructure and housing development, which we believe offer opportunities for potentially higher growth, higher margins, and reduced volatility of operating results. Our goal is to generate a greater portion of our consolidated revenues from our Infrastructure and Housing Development segments over the medium term. In 2009 and 2008, these two segments together represented 21% and 26%, respectively, of our consolidated revenues.
The following table sets forth the revenues of each of our segments and divisions for each of the years in the three-year period ended December 31, 2009. See Note 28 to our consolidated financial statements.

	Year Ended December 31,
	2009			2008			2007
	(Millions of			(Millions of			(Millions of
	Mexican		(Percentage	Mexican		(Percentage	Mexican		(Percentage
	pesos)		of Total)	pesos)		of Total)	pesos)		of Total)
Revenues:
Construction:
Civil	Ps.	19,604	63%	Ps.	11,402	50%	Ps.	7,744	43%
Industrial		3,974	13		4,152	18		4,018	22
Rodio Kronsa		1,514	5		1,680	8		1,894	10

Total		25,092	81		17,234	76		13,656	75
Infrastructure:
Airports		1,896	6		1,988	9		1,897	10
Other Concessions		2,231	7		1,852	8		837	5

Total		4,127	13		3,840	17		2,735	15
Housing Development		2,271	7		2,151	9		1,805	10
Corporate and Other		20	0		50	0		159	0
Eliminations		(639)	(2)		(524)	0		(209)	0

Total	Ps.	30,871	100%	Ps.	22,751	100%	Ps.	18,146	100%

The 36% increase in total revenues in 2009 from 2008 was primarily attributable to increased revenues in our Civil Construction segment and Other Concessions division, which were partially offset by decreased revenues in our Industrial Construction and Rodio Kronsa segments as well as our Airports division.
The 25% increase in total revenues in 2008 from 2007 was primarily attributable to the combined effect of significantly increased revenues in our Civil Construction segment and a smaller increase in Infrastructure segment revenues, which were partially offset by decreased revenues in the Rodio Kronsa segment.
Selling, General and Administrative Expenses
Selling, general and administrative expenses remained steady in 2009 from 2008, and increased 16% in 2008 from 2007. The increase in 2008 was primarily due to increases in personnel and overhead expenses attributable to an increased volume of projects.

Operating Income
The following table sets forth operating income or loss of each of our segments and divisions for each of the years in the three-year period ended December 31, 2009.

	Year Ended December 31, 2008
	2009		2008		2007
	(Millions of Mexican pesos)
Operating Income (Loss):
Construction:
Civil	Ps.	702	Ps.	346	Ps.	184
Industrial		228		114		178
Rodio Kronsa		43		13		73
Total		973		473		435
Infrastructure:
Airports		612		721		759
Other Concessions		707		542		(20)
Total		1,319		1,263		739
Housing Development		165		144		159
Corporate and Other		(13)		(35)		(26)
Eliminations		2		(59)		(16)
Total	Ps.	2,445	Ps.	1,786	Ps.	1,291

Operating margin		7.9%		7.9%		7.1%

During 2009, costs of sales included financing costs related to our projects in the amounts of Ps.399 million in the Other Concessions division (related to our concessions), Ps.702 million in our construction business (composed of our Civil Construction, Industrial Construction and Rodio Kronsa segments), and Ps.60 million in the Housing Development segment. During 2008, costs of sales included financing costs related to our projects in the amounts of Ps.47 million in our Other Concessions division (related to our concessions), and Ps.298 million of cost of sales in the Civil Construction segment (related to the La Yesca hydroelectric project). The higher financing costs in 2009 resulted from a greater number of our projects requiring financing. These financing costs are accounted for within costs of sales because their corresponding project contracts include as a component of their price the financing costs of the project, in addition to the performance of the work. During 2007, Ps.172 million of cost of sales in the Civil Construction segment consisted of financing costs related to the El Cajon hydroelectric project.
Construction
Civil Construction
The following table sets forth the revenues and operating income of the Civil Construction segment for each of the years in the three-year period ended December 31, 2009.

	Year Ended December 31,
	2009		2008		2007
Revenues	Ps.	19,604	Ps.	11,402	Ps.	7,744
Operating income	Ps.	702	Ps.	346		184
Operating margin		3.6%		3.0%		2.4%
Revenues. The 72% increase in the Civil Construction segment’s revenues in 2009 from 2008 was principally due to an increased volume of work from projects awarded in 2008 and 2007. The projects that contributed the most to revenues in 2009 were La Yesca (Ps.3,836 million), Line 12 (Ps.2,396 million), Rio de los Remedios Ecatepec (Ps.1,273 million), and the first package of FARAC toll roads (Ps.1,342 million).
The 47% increase in 2008 mainly reflected an increased volume of work in 2008. The projects that contributed most to revenues in 2008 were the La Yesca hydroelectric project (Ps.2,165 million), six ongoing construction projects for concessions (Ps.2,101 million in the aggregate), a soccer stadium for the Chivas Sport Club (Ps.761 million) and a hospital for the Mexican Navy (Ps.611 million).
Operating Income. Operating income for the Civil Construction segment increased by 103% in 2009 from 2008. This increase was due to the recovery of claims and advances on certain projects with increased margins.

Operating income for the Civil Construction segment increased by 88% in 2008 from 2007. This increase was principally attributable to the increase in revenues.
Financing costs related to the La Yesca hydroelectric project represented Ps.571 million and Ps. 298 million of the cost of sales of the Civil Construction segment during 2009 and 2008, respectively. Financing costs related to the El Cajon hydroelectric project comprised Ps.172 million of this segment’s cost of sales during 2007.
Industrial Construction
The following table sets forth the revenues and operating income of our Industrial Construction segment for each of the years in the three-year period ended December 31, 2009.

	Year Ended December 31,
	2009		2008		2007
Revenues	Ps.	3,974	Ps.	4,152	Ps.	4,018
Operating income		228		114		178
Operating margin		5.7%		2.7%		4.4%
Revenues. The Industrial Construction segment’s revenues decreased by 4% in 2009 from 2008. This decrease primarily reflected a decreased volume of work performed. The projects that contributed the most to revenues in 2009 were the Chicontepec II oil field project for Pemex (Ps.1,303 million), Package II of the Minatitlan refinery (Ps.717 million), the Sempra Costa Azul nitrogen injection facility (Ps.350 million), and the AHMSA Phase II steel mill and plate line expansion (Ps.358 million).
The Industrial Construction segment’s revenues increased by 3% in 2008 from 2007. This increase primarily reflected an increased volume of work. The projects that contributed the most to revenues in 2008 were Package II of the Minatitlan refinery (Ps.800 million), the Reynosa 5 and Reynosa 6 cryogenic plants for Pemex (Ps.757 million) the Chicontepec II oil field project for Pemex (Ps.682 million) and Phase 2 of Altos Hornos de Mexico, S.A. de C.V. (Ps.596 million).
Operating Income. The Industrial Construction segment had a 100% increase in operating income in 2009 from 2008 due to a contractual arrangement for the Barrick gold mine in the Dominican Republic, which had Ps.159 million in revenues and no costs, thus partially offsetting decreased revenues in the segment.
The Industrial Construction segment had a 36% decrease in operating income in 2008 from 2007. The decrease was primarily due to lower margins in the mix of projects under construction.
Rodio Kronsa
The following table sets forth the revenues and operating income of our Rodio Kronsa segment for each of the years in the three-year period ended December 31, 2009.

	Year Ended December 31,
	2009		2008		2007
Revenues	Ps.	1,514	Ps.	1,680	Ps.	1,894
Operating income		43		13		73
Operating margin		2.9%		0.8%		3.9%
Revenues. The Rodio Kronsa segment’s revenues decreased by 10% in 2009 from 2008. This decrease was primarily a result of a recession in the construction and real estate sectors in Spain. This was partially offset by increased revenues in Mexico and Central America. The Rodio Kronsa segment’s revenues decreased by 11% in 2008 from 2007. This decrease was principally due to unfavorable business conditions in connection with the credit crisis and related global economic turmoil as it impacted the Spanish housing sector, and to a lesser extent in the Spanish infrastructure sector.
Operating Income. The Rodio Kronsa segment’s operating income increased by 231% in 2009 from 2008. Operating income increased largely due to strict expense control and cost optimization programs that began in 2008, which decreased costs in a manner proportionately greater than the decrease in revenues in this segment, principally by making a provision for severance payments of 4.9 million euros in 2008 and reducing salaries by 2.7 million euros in 2009.

The Rodio Kronsa segment’s operating income decreased by 83% in 2008 from 2007. This was primarily due to unfavorable conditions in the Spanish housing and infrastructure sectors in connection with the credit crisis and related global economic turmoil, which required administrative and personnel restructuring, including severance payments, as well as lower pricing.
Construction Backlog
The following table sets forth, at the dates indicated, our backlog of construction contracts.

	As of December 31,
	2009		2009		2008		2007
	(Millions of
	U.S. dollars)		(Millions of Mexican pesos)
Construction
Civil	U.S.$	2,145	Ps.	28,013	Ps.	35,885	Ps.	19,898
Industrial		484		6,320		3,075		4,244
Rodio Kronsa		31		400		563		729

Total	U.S.$	2,660	Ps.	34,733	Ps.	39,523	Ps.	24,870

Backlog at December 31, 2009 decreased compared to December 31, 2008, primarily due to the execution of projects in backlog, including the La Yesca hydroelectric project and Line 12 of the Mexico City metro system. Backlog at December 31, 2008 increased 59% from December 31, 2007, primarily due to new projects such as Line 12 of the Mexico City metro system, the Eastern Discharge Tunnel and the Rio de los Remedios – Ecatepec toll highway.
Six projects represented approximately 60% of our backlog at December 31, 2009. The La Yesca hydroelectric project accounted for Ps.3,895 million, or 11% of our total backlog as of December 31, 2009. We expect to complete this project in June 2012. Line 12 of the Mexico City metro system accounted for Ps.5,339 million or 15%, of our total backlog as of December 31, 2009. We expect to complete this project in April 2012. Additionally, the Madero and Cadereyta clean fuels projects for Mexico’s state-owned oil company, Pemex Refining in our Industrial Construction segment together accounted for Ps. 4,175 million, or 12%, of our total backlog as of December 31, 2009. We expect to complete these projects in May 2013. The Eastern Discharge Tunnel of the Mexico City valley drainage system, which we expect to complete in January 2013, accounted for Ps.4,142 million, or 12%, of our total backlog as of December 31, 2009. The Rio de los Remedios – Ecatepec toll highway, which we expect to complete in August 2011, accounted for Ps.3,184 million, or 9%, of our total backlog as of December 31, 2009. As of December 31, 2009, approximately 2% of construction backlog was attributable to construction projects outside Mexico and public sector projects represented approximately 95% of our total backlog. Our book and burn index (defined as the ratio of new contracts, plus contract additions, to executed works) was 0.81 in 2009 compared to 1.85 in 2008 and 2.3 in 2007. The deterioration of our book and burn index in 2009 from 2008 and in 2008 from 2007 was primarily because we entered into several very large contracts for new projects in 2007, which significantly increased our backlog in 2007 over the prior year and therefore increased the “book” component of the index, resulting in an atypically high number in 2007. Although we continued to enter into contracts for new projects in 2008 and 2009, by then we were also performing (“burning”) an increased amount of work on the contracts booked in 2007, resulting in a decrease in the book and burn index. Some of the projects contracted in 2007 include the Acueducto II water supply, the Nuevo Necaxa — Tihuatlan highway, and the Rio de los Remedios — Ecatepec toll highway projects, the cryogenic plants Reynosa 5 and 6, the Chicontepec II oil field, Terminal B of the Monterrey Airport, the La Yesca hydroelectric project and the first package of the FARAC tollroad concession. We estimate that, as a result of a year with atypically high contracting of projects such as 2007, the book and burn index may decrease for following years until the completion dates of such projects. A significant portion of the projects contracted in 2007 is currently scheduled to be completed in 2011 and 2012.

Infrastructure
The following table sets forth the revenues and operating results of our Infrastructure segment for each year in the three-year period ended December 31, 2009.

	Year Ended December 31,
	2009		2008		2007
	(Millions of Mexican pesos)
Revenues:
Infrastructure:
Airports	Ps.	1,896	Ps.	1,988	Ps.	1,897
Other Concessions		2,231		1,852		837
Total		4,127		3,840		2,735

Operating Income:
Infrastructure:
Airports		612		721		759
Other Concessions		707		542		(20)
Total		1,319		1,263		739

Operating Margin:
Infrastructure:
Airports		32		36		40
Other Concessions		32		29		(2)
Total		32%		33%		27%

Revenues. The Infrastructure segment’s revenues increased 7% in 2009 from 2008, reflecting increased revenues in our Other Concessions division of Ps.379, particularly related to revenue growth from the Corredor Sur highway and, to a lesser extent, revenues from the concessionaire’s share of construction work executed in 2009, which contributed approximately Ps.118 the increase in revenues. The increase in the Other Concessions division revenues was partially offset by a decrease in revenues in the Airports division in 2009 resulting from a reduced volume of passengers at GACN’s airports. The economic and financial crisis in Mexico adversely affected domestic traffic in 2009, which decreased substantially compared to 2008, which itself had been adversely affected by the exit from the market of Aviacsa, one of GACN’s customers, during that year and significant reductions in capacity by several other carriers. Generally all of our airports were negatively affected during 2009 by reductions in the volume of passengers, the A(H1N1) virus and the exit from the Mexican market of five airlines in less than a year. The main decreases in terminal passenger traffic in 2009 were at the Ciudad Juarez (30.1%), Acapulco (22.9%), Monterrey (21.0%) and Tampico (19.2%) airports (in each case, as compared to 2008). We expect that domestic passenger traffic levels will continue to decrease until economic conditions improve in Mexico.
The Infrastructure segment’s revenue increased 40% in 2008 from 2007, reflecting, in the Other Concessions division, an increased volume of concessions and increased traffic on our concession toll roads and tunnels.
The Airports division is a significant source of our revenues in the Infrastructure segment, representing 46% of the Infrastructure segment’s revenues in 2009. All of our revenues from the Airports division are regulated under the Mexican maximum-rate price regulation system applicable to our airports. Our revenues from the Airports division are principally derived from charges for passengers, landings, aircraft parking, the use of passenger walkways and the provision of airport security services. Our Airports revenues other than regulated operations are principally derived from commercial activities such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants.
The Other Concessions division represented 54% and 48% of the Infrastructure segment’s revenues in 2009 and 2008, respectively, a significant increase over the 40% of Infrastructure revenues it represented in 2007 due in part to the acquisition of the Mayab Consortium (which contributed Ps.337 million in revenues in 2008). The division’s revenues are principally derived from the collection of tolls on toll roads, fees for the availability and use of toll-free roads, and fees by volume of treated water delivered to the municipalities.
Operating Income. The Infrastructure segment reported a 4% increase in operating income in 2009 compared to 2008, principally due to (i) revenue growth from the Corredor Sur highway, which contributed Ps.389 million to operating income in 2009 compared to Ps.295 million in 2008, (ii) the cancellation of certain operating reserves in the amount of Ps.60 million, (iii) the Irapuato — la Piedad highway becoming an operating highway in 2009, during which it contributed Ps.45 million to operating income as compared to Ps.13 million in 2008, and (iv) a decrease in costs from Ps.223 million in 2008 to Ps.127 million in 2009. The Infrastructure segment reported a 71% increase in operating income in 2008 as compared to 2007 principally due to an increased volume of concessions and the acquisition of the Mayab Consortium.

Housing Development
The following table sets forth the revenues and results of operations of our Housing Development segment for each year in the three-year period ended December 31, 2009.

	Year Ended December 31,
	2009		2008		2007
	(Millions of Mexican pesos)
Revenues	Ps.	2,271	Ps.	2,151	Ps.	1,805
Operating income		165		144		159
Operating margin		7.3%		6.7%		8.8%
Revenues. The Housing Development segment’s total revenues increased by 6% in 2009 from 2008 principally due to the mix of the economic strata of homes sold, which allowed us to sell more homes with greater profit margins in 2009 as compared to 2008 despite a decrease in the total number of homes sold. The number of units sold decreased to 7,077 in 2009 from 7,433 units in 2008. The decrease in units sold was principally due to the recession in Mexico and a slowdown in Mexican real estate. Through 2008, we considered a unit sold when we received a certificate of occupancy from an independent qualified entity and the client had a committed loan from a financial entity that provides mortgages. Beginning in 2009, we considered a unit sold when the deed of sale was registered in the public registry. This change in accounting policy was applied retroactively and thus did not affect the comparability of revenues from period to period. See Note 3a to our consolidated financial statements.
The Housing Development segment’s revenues increased by 19% in 2008 from 2007. We sold 7,433 units in 2008 compared to 6,477 units sold in 2007. The increase in units sold was principally due to the expansion of the segment as we completed new projects, including two projects in the Jalisco, Guadalajara market that we entered this year.
Operating Income. The Housing Development segment’s operating income increased by 15% in 2009 from 2008. The increase in 2009 from 2008 was primarily attributable to the increase in revenues coupled with decreased costs mainly resulting from a reduction in corporate expenses of Ps.55 million and head office expenses of Ps.8 million.
Corporate and Other
During the past several years, as part of our non-core asset divestiture program, we have sold substantially all of the operating assets in our Corporate and Other segment. The Corporate and Other segment contributed less than 1% of our total revenues in 2009.
The following table sets forth the revenues and operating loss of the Corporate and Other segment for each year in the three-year period ended December 31, 2009.

	Year Ended December 31,
	2009		2008		2007
	(Millions of Mexican pesos)
Revenues	Ps.	20	Ps.	50	Ps.	159
Operating loss		(13)		(35)		(26)
Revenues. The Corporate and Other segment’s revenues decreased 59% in 2009 from 2008 primarily due to a decrease in our sales of real estate assets. The Corporate and Other segment’s revenues decreased 69% in 2008 from 2007, primarily due to a decrease in our sales of real estate assets, owing in part to a reduced inventory of real estate assets.
Operating Loss. The Corporate and Other segment had a lower operating loss in 2009 compared to 2008 and a higher operating loss in 2008 compared to 2007. The operating losses in each year were mainly due to the losses generated by the sale of real estate at prices below carrying value.

Financing Cost, Net
The following table sets forth the components of our comprehensive financing costs for each year in the three-year period ended December 31, 2009.

	Year Ended December 31, 2009
	2009		2008		2007
	(Millions of Mexican pesos)
Interest expense	Ps.	1,033	Ps.	1,023	Ps.	1,022
Interest income		(373)		(395)		(498)
Exchange loss (gain), net		105		(116)		(75)
Loss on financial instruments		2		29		3

Financing cost, net(1)	Ps.	767	Ps.	541	Ps.	452

(1)
Does not include net financing cost of Ps.1,140 million in 2009 and Ps.388 million in 2008 that are included in the cost of sales. No net financing costs were included in the cost of sales in 2007. See Note 25 to our consolidated financial statements.

The 42% increase in net comprehensive financing costs in 2009 from 2008 was mainly due to a decrease in the exchange rate for Mexican pesos to U.S. dollars resulting in a larger foreign exchange loss. The 20% increase in net comprehensive financing cost in 2008 from 2007 was mainly attributable to increased interest expense from increased indebtedness (primarily due to the increased volume of financing agreements) and decreased interest income, which were partially offset by increased foreign exchange gains.
Interest expense increased less than 1% in 2009 compared to 2008. The less than 1% increase in interest expense in 2008 compared to 2007 was primarily attributable to increased debt levels as a result of additional drawings on existing credit facilities, the consolidation of the Mayab tollroad debt, bank loans to finance the acquisition of PMA Mexico, and the issuance of restructured notes by TUCA.
Interest income decreased 6% in 2009 from 2008 primarily because of lower cash reserves, and decreased 21% in 2008 from 2007 primarily because of utilization of cash in the Airports division and for the acquisition of the Mayab Consortium.
We reported increased foreign exchange losses in 2009 from 2008, primarily due to the effect of the appreciation of the Mexican peso relative to the U.S. dollar on our accounts receivable. We reported increased foreign exchange gains in 2008 from 2007. The increase was due to the increased volume of contracts in U.S. dollars and the depreciation of the Mexican peso versus the U.S. dollar.
Our total debt increased 30% at December 31, 2009 from December 31, 2008, as a result of drawings on existing credit facilities for the La Yesca hydroelectric project and other projects in our Other Concessions and Airports divisions. Our total debt increased 134% at December 31, 2008 from December 31, 2007, as a result of our consolidation of the Mayab Consortium tollroad debt, the issuance of restructured notes by TUCA, the long-term financing for the La Yesca hydroelectric project, the issuance of commercial paper by ViveICA and the contracting of new debt for projects under construction and concessions. At December 31, 2009, we had no corporate debt (which we define as debt at the parent company level).
At December 31, 2009, 37% of our total debt was denominated in currencies other than Mexican pesos, principally U.S. dollars or, in the case of some debt related to projects of Rodio Kronsa, euros. We may in the future incur additional non-peso denominated indebtedness. Declines in the value of the Mexican peso relative to such other currencies could both increase our interest costs and result in foreign exchange losses. Conversely, an increase in the value of the Mexican peso relative to such other currencies could have the opposite effect.
Other Income and Expenses, Net
In 2009, our net other income was Ps.687 million, compared with net other income of Ps.95 million in 2008. The increase in 2009 was principally due to the reversal of a previous impairment loss in the amount of Ps.681 million related to the Acapulco Tunnel project as a result of improved estimated future cash flows. In 2008, our net other income was Ps.95 million, compared with net other income of Ps.36 million in 2007. The increase was principally due to gains on completed administrative contracts and gains on property, plant and equipment that we sold.

Income Tax
Changes to Mexico’s income tax law were enacted on December 7, 2009 and went into effect on January 1, 2010. One of the most significant reforms requires companies to pay taxes on previous benefits taken resulting from tax loss carryforwards of subsidiaries that are consolidated for tax purposes. As a result of such reforms, we estimated that with respect to tax losses incurred by certain subsidiaries from 1999 to 2004, we will be required to pay Ps.281 million, of which Ps.70 million is payable in 2010 and Ps.211 million is payable from 2011 to 2014. A liability was recognized for such amount, with a corresponding charge to income tax expense in 2009. Additionally, for other specific consolidation benefits generated by certain subsidiaries from 2005 to 2009, we have estimated that additional taxes could amount to Ps.1,665 million, for which a liability has also been recognized, Ps.1,614 million of which we have been able to recognize as a deferred income tax asset while the remaining Ps.51 million was recognized in results of 2009. Accordingly, total income tax expense recognized in 2009 as a result of these reforms was Ps.332 million. Finally, income tax liabilities of Ps.844 million relating to other previous benefits outlined in the reforms have been accrued, which under INIF 18, Recognition of the Effects of the 2010 Tax Reform on Income Taxes, of MFRS permits us to recognize such amount as a charge directly to retained earnings in 2009.
In 2009, we recorded a net tax provision of Ps.1,368 million, reflecting the current and deferred income tax, the business flat tax, and the 2009 changes to Mexico’s income tax law. As of December 31, 2009, we had Ps.4,561 million in consolidated net loss carryforwards and Ps.1,589 million in consolidated asset tax credits available. See Note 20 to our consolidated financial statements.
In 2008, we recorded a net tax provision of Ps.302 million, which reflected the flat rate business income tax in Mexico and the Mexican income tax, as well as the change in the valuation allowance on net deferred tax assets.
In 2007, we recorded a net tax provision of Ps.1,883 million, equivalent to an effective rate of 213%, due mainly to a provision we took as a result of a flat rate business tax law that was enacted in Mexico on October 1, 2007 and went into effect on January 1, 2008. The flat rate business tax applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the law, less certain authorized deductions. The flat rate business tax payable is calculated by subtracting certain tax credits from the tax determined. Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008. The law established that the flat rate business tax rate would be 16.5% in 2008, 17% in 2009, and 17.5% thereafter. Unlike income tax, a parent and its subsidiaries incur flat rate business tax on an individual basis. Upon enactment of the flat rate business tax law, the asset tax was eliminated; additionally, under certain circumstances, asset tax paid in the ten years prior to a year in which income tax is paid may be refunded. The flat rate business tax is assessed in addition to income tax. In 2007, the provision we took was comprised of (1) a current income tax expense of Ps.233 million, including Ps.187 million related to airport concessions, (2) a deferred income tax benefit of Ps.512 million due to the reversal of deferred income tax liabilities, (3) a deferred flat rate business tax expense of Ps.1,498 million, which was the estimated effect of the flat rate business tax law changes on our future financial statements and was primarily related to GACN, and (4) an additional deferred income tax expense of Ps.658 million reflecting an increase in the valuation allowance, which resulted from our estimation that we may be unable to benefit from tax carryforwards and asset tax credit available to us over the period granted by Mexican law for the recovery of such tax carryforwards.
The statutory tax rate in Mexico was 28% for 2007, 2008 and 2009. For 2010, 2011 and 2012 the statutory tax rate is expected to be 30%, for 2013 it is expected to be 29% and for 2014 it is expected to be 28%. Generally, the differences between effective tax rates and statutory tax rates are due to different rates for foreign subsidiaries, the effects of inflation and exchange rate fluctuations.
Share in Income and Loss of Unconsolidated Affiliated Companies
Our unconsolidated affiliates include RCO, our joint venture affiliate with GSIP, and PMA Mexico. The improvement in participation in the loss of unconsolidated affiliated companies to Ps.114 million in 2009 from Ps.433 million in 2008 was mainly the result of a deferred tax benefit of Ps.238,222 recognized at RCO for the reversal of its valuation allowance as well as slightly lower financing costs incurred at RCO of Ps.489,195 in 2009, as compared to approximately Ps.758,386 in 2008. The decrease in income of unconsolidated affiliated companies in 2008 from 2007 was primarily due to the financing costs of the debt of the first package of FARAC tollroads and losses on related derivative financial instruments.

Net Income
We reported consolidated net income of Ps.884 million in 2009, compared to consolidated net income of Ps.606 million in 2008 and consolidated net loss of Ps.998 million in 2007. Net income in 2009 was primarily attributable to an increased volume of work and the reversal of an impairment for the Acapulco Tunnel project. Net income in 2008 was primarily attributable to an increased volume of work.
Net income of noncontrolling interest was Ps.288 million in 2009 as compared to Ps.212 million in 2008, which increase primarily reflected the addition of our noncontrolling interest in Viabilis Infraestructura, the contractor for the Rio de los Remedios — Ecatepec toll highway project. Net income of minority interest was Ps.212 million in 2008 as compared to Ps. 79 million in 2007, which increase primarily reflected increased income in the Airports division.
U.S. GAAP Reconciliation
The principal differences between MFRS and U.S. GAAP that affect our net income and majority stockholders’ equity relate to the accounting treatment of the following items:
•	Concession arrangements;
•	Derivative financial instruments;
•	Investments in associated companies;
•	Capitalization of financing costs;
•	Severance payments;
•	Deferred income tax and effects of changes in tax laws; and
•	Impairment reversal.
Pursuant to MFRS, through December 31, 2007 our consolidated financial statements recognize certain effects of inflation in accordance with Bulletin B-10, except for the restatement of foreign-sourced fixed assets from January 1, 1998. These effects have not been reversed in our reconciliation with U.S. GAAP. For a more detailed description of the differences between MFRS and U.S. GAAP as they affect our net consolidated income and consolidated equity, see Note 29 to our consolidated financial statements.
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
MFRS requires us to make estimates that affect the amounts recorded for assets, liabilities, income and expenses in our consolidated financial statements. MFRS also requires us to make such estimates based on available information and on the best knowledge and judgment of management according to historical experience and current facts. Nevertheless, actual results could differ from these estimates. We have implemented control procedures to ensure that our accounting policies are timely and adequately applied. The accounting policies that involve the use of estimates that substantially affect our consolidated financial statements for the year ended December 31, 2009, are as follows:

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
The decision of whether or not to participate in a project is made collectively with representatives of the technical, legal, financial and administrative areas, which considers an analysis of the customer’s economic solvency and reputational standing, the legal framework, the availability of resources, the technological complexity of the project, the obligations and rights assumed, the economic, financial and geological risks, and the possibility of mitigation of risks, as well as the analysis of each contract. Our policy is to avoid contracts with material risks, unless such risks may be mitigated or transferred to the customers, suppliers and/or subcontractors.
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
Projects are executed in accordance with a work program determined prior to commencement of the project, which is periodically updated. The work plan includes the description of the construction to be performed, the critical execution route, the allocation and timeliness of the resources required and the project’s cash flow forecast.
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
We consider that the potential credit risk related to construction contracts is adequately covered because the construction projects in which we participate generally involve customers of recognized solvency. Billings received in advance of execution or certification of work are recognized as advances from customers. In addition we periodically evaluate the reasonableness of our accounts receivable. In cases when an indication of collection difficulty exists, allowances for bad debts are created and charged to results in the same period. The estimate for such reserve is determined based on management’s best judgment in accordance with prevailing circumstances at that time. We are usually subject to a balance aging of between 30 and 60 days for work performed but not previously estimated in unfinished contracts. Our policy is not to recognize a provision for accounts receivable on contracts that require the customer to pay for the work not as it is performed, but only when the project is completed and there are not sufficient indicators that such receivable will not be collectible.
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
Long-Lived Assets
We value our long-lived assets at their historical cost, and until December 31, 2007, we restated their value for inflation. We calculate depreciation on our fixed assets, such as property, plant and equipment based on their remaining useful lives. We calculate amortization, as in the case of our investment in concessions of highways and tunnels based on vehicle capacity during the concession term and for rights involving the use of airport facilities and concessions over the duration of such concession. We periodically evaluate the impairment of long-lived assets, considering the cash-generating unit to which the asset belongs. If the carrying amounts of cash-generating units exceed their recoverable value, we write-down the cash-generating units to their recoverable value. The recoverable value is the greater of the net selling price of the cash-generating unit and its value in use, which is the present value of discounted future net cash flows. Discount rates are determined using real rates (that is, excluding inflation) by calculating the weighted average cost of capital for each cash-generating unit, which in turn is calculated by estimating the cost of equity and the cost of debt incurred for each cash-generating unit. The cost of equity is calculated with the capital asset pricing model, which uses the beta coefficients of comparable public companies in local and international markets. The cost of incurred debt is calculated based on the terms of debt currently outstanding for projects in-process. The method we use to calculate the recoverable value of our cash-generating units takes into account the particular circumstances of the assets, including the terms and conditions of each concession, machinery and equipment involved, and intangible assets.

As part of the process to determine the recoverable values of our cash-generating units, we apply sensitivity analyses that measure the effect of key performance variables on projected net cash flows, considering the most probable outcomes of those variables. The critical variables used in our sensitivity analyses for the determination of recoverable value consider those variables that create value in each of our projects. These include (i) operating revenues, (ii) costs of operation and (iii) macroeconomic conditions, including foreseeable changes in interest rates. Our analyses also include contractually agreed-upon values related to maintenance and other investments when we are contractually bound to incur such investments in certain projects. Variations in discount rates are taken into account considering general changes in market interest rates and are applied to three possible scenarios with respect to projections of revenues: an optimistic case, a probable case (base case) and a pessimistic case. We believe that this range of outcomes is sufficiently broad to help us analyze the limits of the value of each critical variable and can also be broad enough for us to effectively consider projects that are in the maturity phase. Variations are considered with respect to individual variables as well as with respect to “cross variations” where we apply simultaneous changes to combined variables.
Types of Long-Lived Assets
Depending upon their operating status, projects related to long-lived assets or cash-generating units can either be in the construction phase or operating phase. Projects in the construction phase are composed of investments in the process of being executed (constructed), whereas projects in the operating phase involve operating risks.
In the case of highway projects, projected revenue scenarios are taken from studies that forecast traffic volume. These forecasts also take into account anticipated changes in toll levels and are prepared using statistical models based on historic behavior for each project. Operating expense projections are developed by the individuals in charge of the project operation. Projections for investment commitments are considered when such commitments are contractually required under the concession agreement. Projections are reviewed by operating committees and by the trusts in which both the governmental authorities and the project’s lenders participate. Our analyses, using base case scenarios, indicate that even with a combined 6.5% decrease in revenues and 57% increase in operating costs, considering our contractual obligations related to maintenance for these projects, no impairment of finished projects in the operating phase would have existed.
In water treatment and transmission projects, the structure of the project differs only in that the service is not provided directly to the public at large, but instead to governmental entities for water and drainage systems. In these types of projects, revenues and expenses are related both to the demand for the services by the population as a whole and the operating capacity of the project. The sensitivity analyses in these cases are based principally on population increase, which is the most determinative factor for future demand for the service. Our analyses, using base case scenarios, indicate that even with a combined 2.6% decrease in revenues and 7.7% increase in operating costs, no impairment of finished projects in the operating phase would have existed.
Our airport projects are regulated by five-year master plans negotiated with the Mexican government, in which our future investment commitments are established and in which the maximum tariff we can charge per passenger is set. These are high-volume projects in which the variable that most affects the value in use is revenue. The sensitivity analyses for these projects are based on different scenarios of passenger traffic and ability to recover the maximum tariff. Our analyses, using base case scenarios, indicate that even with a combined 11% decrease in revenues and 57% increase in operating costs, considering our contractual obligations related to investments at our airports, no impairment of our airports would have existed.
Our pre-tax discount rates for highway projects average approximately 13% in real terms (excluding inflation), for water projects range from 12.7% to 15.2% in real terms, and for our airports average approximately 14%.
Our estimates for all projects may be based on assumptions that differ from, and may be adjusted according to, actual use.
Under U.S. GAAP, impairment is recognized when it is determined that a long-lived asset or asset group is not recoverable. A long-lived asset or asset group is not recoverable when the estimated future undiscounted cash flows expected to result from the use of the asset are less that the carrying value of the asset. An asset group is established by considering the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. We generally group our assets based on individual concessions or projects, depending on the nature of the assets in each case (similar to the concept of cash-generating units used in MFRS). If the asset or asset group is not recoverable, an impairment loss is recognized based on the difference between the carrying value of the asset or asset group and its fair value.

We determine fair value under U.S. GAAP in a manner similar to how we determine it under MFRS, which is through the use of discounted cash flow analyses, using the same inputs and assumptions as those discussed under MFRS above. However, recoverable value under MFRS uses these same discounted cash flows, while recoverable value under U.S. GAAP considers the same cash flows on an undiscounted basis.
When the recoverable value improves, and such improvement is greater than the carrying value of the asset and appears to be permanent, we reverse the previously recorded impairment loss only under MFRS.
Income Tax
A provision or benefit for income tax and business flat tax is recorded in the results of the year in which such tax expense or benefit is incurred. Deferred tax for both the income tax and the business flat tax is recognized using the assets and liabilities method, which considers temporary differences derived from comparing the accounting and tax values of assets and liabilities, plus any future benefits resulting from unrecognized tax losses and unused tax loss carryforwards. The temporary differences are assessed at the income tax rate enacted for the years in which the assets and liabilities are expected to be recovered or settled. Accordingly, the effect on deferred tax assets and liabilities resulting from a change in rates is recognized in the income statement in the year of enactment. The resulting deferred tax provision or benefit is reflected in the income statement.
The calculation and recognition of deferred taxes and the related valuation allowance requires the use of estimates, which may be affected by the amount of our future taxable income, the assumptions relied on by our management and our results of operations. In determining the valuation allowance for deferred tax assets and tax loss carryforwards, we consider the facts and circumstances that may have an impact in subsequent years on financial projections of taxable income, together with our estimates of recovery of tax losses for concession projects during the concession term. Our concession terms range from 20 to 50 years.
A valuation allowance is recorded for any deferred tax assets that, in the opinion of our management, are not probable of being realized. Any change in our estimates may have an effect on our financial condition and results of operations.
The method we use to determine deferred taxes under MFRS is similar to that established in Accounting Standard Codification, or ASC, 740 (SFAS No. 109, Accounting for Income Taxes).
In connection with the new business flat tax, we also perform projections of future taxable income over the period during which our existing deferred taxes will reverse in order to determine whether during those years, we expect to pay the business flat tax or regular income tax. We record deferred taxes based on the tax we expect to pay. Such projections are based on our estimates of the taxable revenues that we expect to recognize in the future in the ordinary course of business, less tax deductions permitted by relevant law.
Derivative Financial Instruments
We enter into derivative financial instruments to hedge our exposure to interest rate and foreign currency exchange risk related to the financing for our construction projects. When the related transaction complies with all hedge accounting requirements, we designate the derivative as a hedging financial instrument (either as a cash flow hedge, a foreign currency hedge or a fair value hedge) at the time we enter into the contract. When we enter into a derivative for hedging purposes from an economic perspective, but such derivative does not comply with all the requirements established by financial reporting standards to be hedging instruments, we designate the derivative as a trading instrument. Our policy is not to enter into derivative instruments for purposes of speculation.
Per NIF C-10, Derivative Financial Instruments and Hedging Operations, we value and recognize all derivatives at fair value, regardless of the purpose for holding them. We base fair value on market prices for derivatives traded in recognized markets. If no active market exists, we value the derivative instrument using the valuations of counterparties (valuation agents) verified by a price provider authorized by the National Registry of Securities (Registro Nacional de Valores) in order to calculate the fair value of derivative positions. These valuations are based on methodologies recognized in the financial sector and are supported by sufficient and reliable information. Valuations are carried out monthly in order to review changes and impact on business units and consolidated results. Fair value is recognized in the balance sheet as a derivative asset or derivative liability, in accordance with the rights and obligations of the derivative contract and in accordance with MFRS. For derivatives entered into in connection with the financing of a project that is in the construction phase, we capitalize the changes in the fair value of the derivative asset or liability within the balance sheet as part of the cost of the project, which is then reclassified to results based on the percentage-of-completion of the related project.

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
See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Derivative Financial Instruments.”
Other Policies
Accounting for Low Income Housing Sales
We recognize revenues derived from sales of housing when the title of the house has passed to the buyer.
Our real estate inventories are divided into two large segments: land held for development and inventories in-progress (which include both houses under construction and unsold finished houses).
The valuation of inventory, the control of the cost of sales and the related profit are recognized through a cost budgeting system. The cost budgeting system is reviewed quarterly and updated periodically when modifications are made to sales price or cost estimates of construction and development of the home. Variations in the original cost budget that require a decrease in the value of inventory are applied to results in the period in which they are determined. Inventory costs include (i) the cost of land, (ii) rights, licenses, permits and other project costs, (iii) housing development costs, construction and infrastructure costs and (iv) administration and supervision of real estate. The costs related to real estate projects that are capitalized during development of the project and are applied to cost of sales in the proportion in which revenues are recognized.
To determine any possible impairment of our land held for development, we carry out appraisals every two to three years or more frequently when events or changes in circumstances indicate that the carrying amounts may not be recoverable.
With respect to inventory in-progress, approximately 70% of homes under construction and unsold finished homes are within the low-income sector, while the remainder is within the moderate-income sector. With respect to homes in the low-income sector, sales of such homes are generally financed by government-sponsored housing fund programs, which provide financial aid to customers to stimulate home purchases in this sector. Prices of homes in this sector are generally regulated by such government programs, thereby limiting our flexibility to establish sale prices. Sale prices in this sector are therefore sensitive to the availability of funding offered by the government under such programs as well as conditions prevailing in the Mexican economy, which in turn can be affected by global economic conditions. However, through 2009, we have not historically experienced significant fluctuations in sales in this sector and have been able to maintain a stable operating margin of between 20% and 25%. Despite the global financial crisis, Mexican governmental policies supporting housing development have continued, albeit at a slower pace. Although we expect that trend to continue, any strict price controls put in place by the Mexican federal government or inherent from adverse economic conditions in Mexico that exceed our current operating margin could cause an impairment with respect to housing in this sector.

With respect to homes in the moderate-income sector, on a quarterly basis, we perform a review of estimated revenues and costs for the projects in-progress to evaluate the sector’s operating margin. Additionally, on an annual basis, we perform formal impairment tests based on discounted cash flow projections and to determine the expected rates of returns of the project. Such cash flow projections incorporate actual revenues and costs through the date of the evaluation as well as estimated future investments we expect to incur to complete and sell the project. Revenues are projected based on the current selling price of the home, considering any discounts that we may offer. Selling prices for the moderate-income sector are based on market studies of what a willing buyer would pay, comparable prices for similar projects in the areas in which we develop and the general economic conditions in Mexico. We only offer discounts on sale prices of homes when sales prices have increased over time and the discount would not exceed the original sale price of the home. Our policy is not to grant discounts when the discounted sales price would result in a value lower than the carrying value of the inventory. Our management determines discounts on a home-by-home basis. Cost estimates are based on our cost budgeting system as discussed above. Impairment is recognized when the fair value less costs to sell is less than the carrying amount of the inventory. As in the low-income sector, we generally earn a margin of approximately 20% to 25% in this sector. Accordingly, we are only required to recognize impairment on inventories in the moderate-income sector if we offer discounts greater than our operating margin or otherwise significantly reduce our prices below our operating margin because of, for example, market forces or deteriorating economic factors. We have not historically recognized impairment on inventory in this sector, nor have our cash flow projections through 2009 indicated any impairment loss for the inventory of homes in this sector.
In both the low- and moderate-income sectors, we have seen between a 10% and 15% increase in home sales between the last quarter of 2009 and the first quarter of 2010, when compared to the same period in the prior year.
Effect of Application of the Critical Accounting Policies and Estimates on Results and Financial Position
Set forth below are the results derived from the application of the aforementioned policies and their effects on our consolidated financial statements as of and for the years ended December 31, 2009, 2008 and 2007:
Construction Contracts
Our consolidated financial statements as of December 31, 2009 included a short-term provision of Ps.13 million for estimated losses upon project termination related to projects that we expect to be substantially completed during 2010. Our consolidated financial statements as of December 31, 2008 included a provision of Ps.10 million for estimated losses upon project termination related to projects expected to be substantially completed during 2009. No such loss provisions were recognized in our 2007 financial statements. As of December 31, 2009, 2008 and 2007, our consolidated financial statements include an allowance for doubtful accounts related to construction contracts of Ps. 223 million, Ps.440 million and Ps.392` million, respectively. Reserves and provisions were recorded based on our best estimates and current circumstances. If these circumstances change, we may need to modify the amount of reserves and provisions we have recorded.
Income Tax
In 2009, we recorded a net tax provision of Ps.1,368 million, which reflected the following components:
•	a current income tax expense of Ps.410 million,
•	a deferred income tax expense of Ps.1,080 million,
•	a decrease in the allowance related to asset tax and tax loss carryforwards of Ps.769 million,
•	a current flat rate business tax expense of Ps.209 million, and
•	a deferred flat rate business tax expense of Ps.438 million.
As of December 31, 2009, we had a net deferred tax liability of Ps.280 million, including a net deferred tax liability of Ps.3,234 million (Ps.4,260 million of deferred income tax liability less Ps.1,026 million of deferred income tax included in the deferred business flat tax liability), an asset tax credit of Ps.1,872 million and tax loss carryforwards of Ps.2,954 million. Also, as of December 31, 2009, we recorded a valuation allowance for asset tax credits of Ps. 1,872 million, because we believe that the term allowed by Mexican law for the recovery of such amounts may expire prior to their recuperation. If these circumstances were to change, we may be required to increase or decrease the valuation allowance. As of December 31, 2009, we had a net deferred flat rate business tax liability of Ps.2,471 million.

As of December 31, 2009, we do not have any valuation of allowance under deferred taxes on temporary differences because we took advantage of all of our consolidated tax losses. Tax losses are expected to be offset by deferred tax liabilities that will reverse in subsequent periods. Our existing level of backlog is expected to generate a greater volume of business in the future, resulting in increased taxable income that will compensate deferred tax assets recognized as of December 31, 2009.
In 2008, we recorded a net provision for income tax of Ps.302 million, which reflected the following components:
•	a current income tax expense of Ps.93 million,
•	a deferred income tax benefit of Ps.60 million,
•	a current flat rate business tax expense of Ps.126 million,
•	a deferred flat rate business tax expense of Ps.234 million, and
•	a decrease in the allowance related to asset tax and tax loss carryforwards of Ps.91 million.
As of December 31, 2008, we had a net deferred tax asset of Ps.2,307 million, including a deferred tax liability of Ps.2,617 million, an asset tax credit of Ps.2,307 million and tax loss carryforwards of Ps.2,556 million. Also, as of December 31, 2008, we recorded a valuation allowance for future tax losses and asset tax credits of Ps. 3,076 million, because we believe that the term allowed by Mexican law for the recovery of such amounts may expire prior to their recuperation. If these circumstances were to change, we may be required to increase or decrease the valuation allowance. As of December 31, 2008, we had a net deferred flat rate business tax liability of Ps.1,979 million.
In 2007, we recorded a net tax provision of Ps.1,883 million, which reflected the following components:
•	a current income tax expense of Ps.239 million,
•	a deferred income tax benefit of Ps.512 million,
•	a deferred flat rate business tax expense of Ps.1,498 million, and
•	an expense related to an increase in the valuation allowance of Ps.658 million.
As of December 31, 2007, we had a net deferred tax liability of Ps.972 million, including deferred tax liabilities of Ps.1,294 million, creditable asset tax of Ps.322 million and tax loss carryforwards of Ps.1,130 million. As of December 31, 2007, we recorded a valuation allowance for tax loss carryforwards and asset tax credits of Ps.3,167 million. As of December 31, 2007, we had a net deferred flat rate business tax liability of Ps.1,500 million.
Derivative Financial Instruments
We have entered into interest rate swaps and options (designated as cash flow hedges), foreign currency swaps and options (designated as foreign currency cash flow hedges) and other derivative instruments (designated as trading derivatives as they do not meet hedge accounting requirements) for the terms of some of our long-term credit facilities with the objective of reducing the uncertainties resulting from interest rate and exchange rate fluctuations. To date, the results of our derivative financial instruments have been mixed. Their marked-to-market valuation as of December 31, 2009, decreased our derivative liabilities by Ps.1,238 million and increased our derivative assets by Ps.15 million. Those effects are reflected as capitalized costs within assets for Ps.559 million, Ps.169 million in our consolidated equity and Ps.477 million in our profit and loss statement for 2009. As of December 31, 2008, their marked-to-market valuation increased our derivative liabilities by Ps.2,391 million and our derivative assets by Ps.89 million. Those effects were reflected as capitalized costs within assets for Ps.1,730 million, Ps.579 million in our consolidated equity and Ps.75 million in our profit and loss statement for 2008.

Long-Lived Assets
As of December 31, 2009, we did not recognize any impairment of long-lived assets under MFRS or U.S. GAAP. However, during 2009, we recorded a reversal of impairment on the Acapulco tunnel project of Ps.681 million under MFRS only.
Accounting for Low Income Housing Sales and Costs
As of December 31, 2009, there is no impairment in our real estate inventories or low income housing inventories.
Recently Issued Accounting Standards
MFRS
In 2009, the Mexican Board for Research and Development of Financial Reporting Standards issued the following NIFs and INIFs, which became effective for fiscal years beginning on January 1, 2010:
C-1, Cash and Cash Equivalents
Improvements to NIFs for 2010
INIF 17, Service Concession Contracts
B-5, Financial Segment Information, and
B-9, Interim Financial Information
Some of the most important changes established by these standards are:
NIF C-1, Cash and Cash Equivalents, requires restricted cash and cash equivalents to be included within the cash and cash equivalents caption, as opposed to Bulletin C-1, which required presentation under separate captions. NIF C-1 replaces the caption on-demand temporary investments with the caption on-demand available investments clarifying that this type of investment has a maturity of up to three months from its acquisition date.
Improvements to NIFs for 2010 includes the following main improvements generating accounting changes that must be recognized retroactively:
NIF B-1, Accounting Changes and Correction of Errors, requires further disclosures when a company applies a particular Standard for the first time.
NIF B-2, Statement of Cash Flows, requires recognition of the effects of fluctuations in exchange rates used for translating cash in foreign currencies, and changes in fair value of cash in the form of precious metal coins, and other cash items, at fair value, in a specific line item.
NIF B-7, Business Acquisitions, permits recognition of intangible assets or provisions in a business acquisition for a contracts whose terms and conditions are favorable or unfavorable, respectively, with respect to market, only when the acquired business is the lessee in an operating lease. This accounting change should be recognized retroactively for acquisitions made on or after January 1, 2009.
NIF C-7, Investments in Associated Companies and Other Permanent Investments, modifies how the effects derived from increases in equity percentages in an associated company are determined. It also establishes that the effects due to an increase or decrease in equity percentages in associated companies should be recognized under equity in income (loss) of associated companies, rather than in the non-ordinary line item within the statement of income.
NIF C-13, Related Parties, requires that, if the direct or ultimate controlling entity of the reporting entity does not issue financial statements available for public use, the reporting entity should disclose the name of the closest, direct / indirect, controlling entity that issues financial statements available for public use.
INIF 17, Service Concession Contracts, supplements Bulletin D-7, Construction and Manufacturing Contracts for Certain Capital Assets, and establishes that, when the infrastructure of the service concession contracts falls within the scope of this INIF, it should not be recognized under property, plant and equipment. It also establishes that when the operator renders construction or improvement services, as well as operation services under the same contract, revenues should be recognized for each type of service, based on the fair value of each consideration received at the time the service is rendered. When amounts are clearly identified and, after they are quantified, the applicable revenue recognition criterion should be followed, taking the nature of the service rendered into consideration. Also, INIF 17 establishes that, when the operator renders construction or improvement services, both revenues and the associated costs and expenses should be recognized under the percentage-of-completion method and consideration received, or receivable, should be recognized, initially, at fair value. Revenues from operation services should be recognized as the services are rendered and suppletorily considering International Accounting Standard 18, Revenue.

NIF B-5, Financial Segment Information, uses a managerial approach to disclose financial information by segments, as opposed to Bulletin B-5, which also used a managerial approach but required that the financial information be classified by economic segments, geographical areas, or homogenous client groups. NIF B-5 does not require different risks among business areas to separate them. It allows areas in the preoperating stage to be classified as a segment, and requires separate disclosure of interest income, interest expense and liabilities, as well as disclosure of the entity’s information as a whole with respect to products, services, geographical areas and major customers and suppliers. Like the previous Bulletin, this Standard is mandatory only for public companies or companies in the process of becoming public. This Standard is applicable to fiscal years beginning on January 1, 2011 and at the date of issuance of our consolidated financial statements for the year ended December 31, 2009, we had not fully assessed the effects of adopting this new standard on our financial information.
NIF B-9, Interim Financial Information, as opposed to Bulletin B-9, requires a condensed presentation of the statement of changes in stockholders’ equity and statement of cash flows, as part of the interim financial information. For comparison purposes, it requires that the information presented at the closing of an interim period contain the information of the equivalent interim period of the previous year, and in the case of the balance sheet, presentation of the previous years’ annual balance sheet. This Standard is applicable to fiscal years beginning on January 1, 2011 and at the date of issuance of our consolidated financial statements for the year ended December 31, 2009, we had not fully assessed the effects of adopting this new standard on our financial information.
International Financial Reporting Standards
In January 2009, the Mexican National Banking and Securities Commission published amendments to its Single Circular for Issuers, requiring companies in Mexico to file financial statements prepared in accordance with International Financial Reporting Standards beginning in 2012, and permitting their early adoption.
U.S. GAAP
Effective July 1, 2009, the Financial Accounting Standards Board, or the FASB, issued the FASB Accounting Standards Codification, or the Codification, under ASC 105-10. Under the Codification, the historical U.S. GAAP hierarchy was eliminated and the Codification became the single official source of authoritative, non-governmental U.S. GAAP, other than guidance issued by the SEC. All other literature became non-authoritative. FASB ASC 105-10 became effective for financial statements issued for interim and annual periods ending after September 15, 2009. The purpose of the Codification is not to create new accounting and reporting guidance, but rather to simplify user access to all authoritative U.S. GAAP. Accordingly, the adoption of FASB ASC 105-10 had no effect on our consolidated financial statements.
We adopted the disclosure requirements of FASB ASC 820-10 (SFAS No. 157, Fair Value Measurements) in relation to nonfinancial assets and liabilities in 2009. None of our non-financial assets or liabilities are measured at fair value for which reason the adoption of these disclosure requirements did not have an impact on the accompanying consolidated financial statements.
In January 2009, we adopted FASB ASC 715-20 (FASB Staff Position, or FSP, FAS 132(R)-1, Employers Disclosures About Postretirement Benefit Plan Assets), which requires more detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. The disclosures required pursuant to this new standard are not considered material given the level of benefit plan assets we hold.
In January 2009, we adopted FASB ASC 825-10 (SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities — including an amendment of FASB Statement No. 115), which permits the expanded use of fair value accounting which does not affect existing standards that require certain assets or liabilities to be carried at fair value. Under FASB ASC 825-10, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. We have not elected to measure any financial assets or financial liabilities at fair value that were not previously required to be measured at fair value.

In January 2009, we adopted FASB ASC 810-10 (SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51) which establishes the accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary, and also amends certain consolidation guidance for consistency with revised standards regarding business combinations. The accounting provisions of FASB ASC 810-10 must be applied prospectively as of the beginning of the fiscal year in which the provisions are initially adopted, while the presentation and disclosure requirements must be applied retrospectively, to provide comparability in the financial statements. The effects of adoption of this guidance are discussed in Note 29 to our consolidated financial statements.
In January 2009, we adopted FASB ASC 805-10 (SFAS No. 141(R), Business Combinations — a replacement of FASB No. 141(R)), which, among other changes, requires an acquirer in a business combination to (a) recognize assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at fair value as of the acquisition date, and (b) expense all acquisition-related costs. FASB ASC 805-10, also amends FASB ASC 740-10 (SFAS No. 109, Accounting for Income Taxes) to require that any reductions to an acquired entity’s valuation allowances on deferred taxes and acquired tax contingencies that occur after the measurement period be recorded as a component of income tax expense. FASB ASC 805-10 must be applied prospectively to all business combinations for which the acquisition date occurs during fiscal years beginning on or after December 15, 2008, with the exception to the amendments to ASC 740-10, which will also be applied to business combinations with acquisition dates prior to the effective date of this standard. The adoption of this guidance did not have an impact on our consolidated financial statements and related disclosures.
In January 2009, we adopted FASB ASC 815-10 (SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, and amendment of FASB Statement No. 133), which requires companies to provide qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in their hedged positions. The statement also requires companies to disclose more information about the location and amounts of derivative instruments in financial statements; how derivatives and related hedges are accounted for under FASB ASC 815-10 (SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities) and how the hedges affect the entity’s financial position, financial performance and cash flows. The disclosures required pursuant to this new standard are presented in Note 29 to our consolidated financial statements.
In January 2009, we adopted FASB ASC 350-30 (FASB Staff Position (FSP) FAS No. 142-3, Determination of the Useful Life of Intangible Assets), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB ASC 350-10 (SFAS No. 142, Goodwill and Other Intangible Assets). The objective of FASB ASC 350-30 is to improve the consistency between the useful life of a recognized intangible asset under FASB ASC 350-30 and the period of expected cash flows used to measure the fair value of the asset under FASB ASC 805-10 (SFAS No. 141(R), Business Combinations). The adoption of this guidance did not have an impact on our consolidated financial statements and related disclosures.
In July 2009, we adopted FASB ASC 855-10 (SFAS No. 165, Subsequent Events). FASB ASC 855-10 establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In addition, FASB ASC 855-10 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. In February 2010, the FASB issued Accounting Standards Update, or ASU, 2010-09 which updates the guidance for certain considerations with respect to entities that file financial statements with the SEC. The disclosures required pursuant to this new standard are presented in Note 31 to our consolidated financial statements.
On January 21, 2010, the FASB issued ASU 2010-06. The ASU amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This ASU amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715, Compensation — Retirement Benefits, to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. We do not anticipate that the adoption of this ASU will materially affect our consolidated financial statement disclosure.

B. LIQUIDITY AND CAPITAL RESOURCES
General
Our principal uses of funds in 2009 were:
•	Ps.647 million for paying the Viabilis Infraestructura bridge loan for the construction of the Rio de los Remedios-Ecatepec highway project;
•	Ps.400 million for a capital contribution to RCO;
•	Ps.194 million for the acquisition of COTRISA;
•	Ps.728 million for a capital contribution to the La Piedad bypass; and
•	Ps.167 million in progress payments for work performed on the Queretaro-Irapuato highway.
Our principal sources of funds in 2009 were net proceeds from a July 2009 equity offering (Ps.3,005 million), third party financing for our construction and housing projects, proceeds from project execution and operating cash flow.
Our expected future sources of liquidity include cash flow from our Civil Construction, Industrial Construction and Infrastructure segments and third party financing or raising capital for our construction and housing projects. We cannot assure you that we will be able to continue to generate liquidity from these sources. We expect our principal future commitments for capital expenditures to include capital requirements related to new and existing concessions. Each of the concessions we currently have under contract has long-term third party financing. Our policy and practice is to have arrangements in place for third party financing at the time we participate in a bid for a concession. It is also our policy and practice to have arrangements in place for third party financing at the time we participate in a bid for a construction project, if the construction project requires financing (such as the La Yesca hydroelectric project). Construction projects that require third party financing include those without traditional public works payment procedures, where we receive an initial payment in advance and we invoice the client periodically after making expenditures for the project. Our traditional public works contracts, on the other hand, require spending simultaneously with or after payment of invoices by the public project owner, thereby typically not requiring capital expenditures in excess of available funding. Because of our third-party financing policies and the procedures of our public works contracts, we expect our capital requirements related to concessions to vary less than our discretionary capital spending in areas such as the Housing Development segment or non-public works construction, which are more often sensitive to market conditions.
As of December 31, 2009, we had net working capital (current assets less current liabilities) of Ps.2,632 million, compared to Ps.5,263 million as of December 31, 2008 and Ps.8,148 million as of December 31, 2007. The decrease in our total net working capital at December 31, 2009 from December 31, 2008 was primarily attributable to (i) an increase in current liabilities to subcontractors and suppliers, (ii) accrued expenses and (iii) increased bank debt, each of which primarily resulted from an increase in number and volume of projects and additional work performed in 2009. The decrease in net working capital at December 31, 2008 from December 31, 2007 was primarily attributable to cash investments by the Airports division (including for the acquisition of land reserves), executed works pending payment in the Civil Construction segment (primarily the payment structure for the La Yesca hydroelectric project, for which we will not be paid until delivery of the project, currently estimated for June 2012), increased inventory in the Housing Development segment (due to acquisition of land reserves as part of an internal growth strategy prior to the the credit crisis and turmoil in the global financial system) and a historically large payment of U.S.$833 million for the El Cajon hydroelectric project received in 2007.
Over the period from 2007 to 2009, we believe there has been a trend toward decreased net working capital in the Company. While we have subsequently been awarded and are carrying out projects of similar size to the El Cajon hydroelectric project, for which we received payment in 2007, El Cajon represented a much larger percentage of our construction work in 2007, when our backlog was Ps.24,870 million, than projects of similar size represented in subsequent years such as 2009, when our backlog was Ps.34,733 million. The large payments received from El Cajon in 2007 thus had a historically disproportionate impact on our net working capital. Another trend toward decreased working capital is the growth of our Other Concessions division, in which we have seen a trend toward greater investment requirements in infrastructure projects. When we perform construction under concessions in our Other Concessions division, we generally must wait for an extended period—until after the concession has completed construction and begun operating—to recover the costs of construction. Additionally, our accounts receivables reflect a particular contracting scheme used in our Chicontepec II oil field and Package II of the Minatitlan refinery projects for Pemex where the contractor is paid only on major milestones, adding Ps.3,183 million to our accounts receivable as of December 31, 2009, and requiring us to provide significant advance funding. Pemex is no longer entering into this particular contracting scheme in their subsequent projects with us. Finally, when constructing public works, we often experience a delay in payment of our invoices, particularly in the initial phases of a project. The impact of the turmoil in the global financial system and the recession in Mexico may result in delayed payment of monthly invoices for construction compared to what is historically typical. We believe that our working capital is sufficient to meet our requirements in connection with work we currently intend to carry out over both the short and long-term.

We are not experiencing and do not see a related trend toward increased current liabilities. Our liabilities have increased in line with increases in our volume of work and number of projects, which typically result in current liabilities to subcontractors and suppliers.
Our long and short-term cash and cash equivalents (including restricted cash) were Ps.4,511 million as of December 31, 2009, as compared to Ps.5,232 million as of December 31, 2008 and Ps.6,514 million as of December 31, 2007. At December 31, 2009, we had a current ratio (current assets over current liabilities) of 1.15, as compared to a current ratio of 1.4 at December 31, 2008.
Cash and cash equivalents at year-end 2009 included:
•	Ps.668 million, or 15%, of our cash and cash equivalents, held by ICA-Fluor;
•
Ps.1,532 million, or 34%, of our cash and cash equivalents, held in reserves established to secure financings related to the Acapulco Tunnel, Corredor Sur, the Kantunil — Cancun tollroad, the Rio Verde — Ciudad Valles highway and the Nuevo Necaxa — Tihuatlan highway projects;

•	Ps.553 million, or 12%, of our cash and cash equivalents, held in our Airports division; and
•	Ps.105 million, or 2%, of our cash and cash equivalents, held in our Rodio Kronsa segment.
The use of cash and cash equivalents by ICA-Fluor or Rodio Kronsa requires the consent of the other shareholders or partners, as applicable, in each such subsidiary or joint venture, which are the Fluor Corporation, in the case of ICA-Fluor, and Soletanche Bachy France, in the case of Rodio Kronsa. See “Item 3. Key Information — Risk Factors — A substantial percentage of our cash and cash equivalents are held through less-than-wholly owned subsidiaries or joint ventures, or in reserves, that restrict our access to them.”
We used a net Ps.2,167 million from operating activities during 2009, as compared to using a net Ps.1,508 million in 2008 and generating Ps.8,418 million in 2007. The underlying drivers that led to changes in our operating cash flows in 2009 were (i) an increase in the number and volume of projects under execution, (ii) increased use of our cash reserves because of an increase in long-term accounts receivable owed by our clients (due to the payment structures of certain significant projects) and (iii) advance payments to suppliers.
A portion of our assets is pledged to a number of banks under credit arrangements, including: WestLB AG, Banco Santander, BBVA Bancomer, BG Trust Inc., Merrill Lynch and Value Casa de Bolsa. The assets we have pledged include: (i) collection rights under the La Yesca hydroelectric construction contract; (ii) our dividend rights in our series “B” shares in GACN, held by Aeroinvest, as well as Aeroinvest’s series “B” shares; (iii) our dividend rights in our series “A” shares in SETA (a 74.5% subsidiary that holds a 16.7% interest in GACN); (iv) Aeroinvest’s collection rights of approximately U.S.$35 million related to various loans granted to SETA; and (v) construction machinery and equipment owned by Ingenieros Civiles Asociados, S.A. de C.V. (a construction subsidiary). See “— Risk Factors Related to Our Airport Operation — Most of the shares of GACN owned by our subsidiary Aeroinvest are subject to foreclosure if Aeroinvest defaults on certain loans.” We generally pledge assets, such as collection or dividend rights, of each of our financed concession projects, including notably our shares of Auneti, our subsidiary that operates the Nuevo Necaxa — Tihuatlan highway, and our shares of Viabilis Infraestructura, the contractor for the Rio de los Remedios — Ecatepec toll highway project, as well as the collection rights of the Rio de Los Remedios project. In general, assets securing credit arrangements will remain pledged until the arrangement secured by these assets expire. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these banks and our ability to incur further debt (whether secured or unsecured) is limited. At December 31, 2009, we had unrestricted access to Ps.2,678 million of our long and short-term cash and cash equivalents, compared to Ps.3,821 million at December 31, 2008. See Note 4 to our consolidated financial statements.

Our debt agreements contain standard covenants and events of default applicable to us, including cross-defaults that permit our lenders to accelerate debt. Additionally, we have increasingly been required to accept market disruption clauses in our debt agreements, which, if invoked, typically require a borrower to pay a higher rate of interest when the interest rate under a loan agreement no longer adequately covers the actual cost to the lender of obtaining funds from whatever source it may reasonably select. Certain of our subsidiaries, such as GACN, CPH and ICA Panama, and unconsolidated affiliates have entered into debt and other agreements containing restrictive covenants that limit the ability of such subsidiaries and affiliates to pay us dividends. CPH’s financing for the La Yesca hydroelectric project contains various restrictive covenants typical in a project financing including, significantly, covenants limiting CPH’s access to additional cash other than what the project specifically requires until project completion and after final payment from the Mexican Federal Electricity Commission (Comision Federal de Electricidad) is received, as well as covenants limiting CPH’s ability to contract additional debt or guarantees. GACN, through Aeroinvest, has contracted financing obligating Aeroinvest to comply with certain affirmative and negative covenants, including maintaining (i) at least its present ownership interest in GACN and SETA, (ii) majority control over GACN and its subsidiaries, (iii) a minimum ratio of earnings before depreciation and amortization to debt service of 1.25x (as of April 19, 2010, this ratio was equal to 2.41x), (iv) a loan to value ratio of less than 0.7x (as of April 19, this ratio was equal to 0.546x), which, if exceeded, may require Aeroinvest to deposit additional funds in reserves to compensate for a sustained decrease in the share price of GACN and (v) liquidity sufficient to cover six months of capital expenditures and 12 months of operating expenditures. Our subsidiary Viabilis Infraestructura has contracted financing for the Rio de los Remedios-Ecatepec highway project that contains standard covenants and events of default applicable to Viabilis, significantly, reporting obligations, conduct of business, compliance with law, limitations on merger and acquisition transactions, limits on contracting additional debt or guarantees, limits on modification of construction contracts without the consent of the lenders and a prohibition on derivative transactions. The Viabilis financing agreement does not include covenants or events of default related to financial ratios. For our subsidiary ICA Panama, its bondholders, through a trustee they instruct, control the use of cash in excess of debt service and cash reserve requirements by the Corredor Sur project. Our unconsolidated affiliate RCO has financing with terms requiring a waterfall of payments that may restrict the cash available for distributions to shareholders until 2014. Restrictive covenants in our debt agreements restrict only the project contracting the financing agreement in which they are contained, and generally do not restrict our operating subsidiaries. See Note 18 to our consolidated financial statements and “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness.” We are not currently, and are not reasonably likely to be, in breach of any of our material debt covenants, and we do not have any stated events of default or cross-defaults in our debt agreements that would allow our lenders to accelerate our debt if not cured within applicable grace periods, other than under our uncommitted revolving debt facility funded by Deutsche Bank due only to a downgrade in the rating of the facility as a result of changes in the methodology of the ratings agencies and not due to any performance-related or financial covenants. Although we are currently in default on this facility, there has been no termination or acceleration of the facility, and we recently reached an agreement in principle to restructure the facility which will also remove this non-financial event of default. We are currently negotiating the terms of definitive documentation of the agreement that would amend the facility. Although we can provide no assurance that Deutsche Bank and we will execute a definitive agreement to restructure this facility, we believe it should be executed and the default cured during the third quarter of 2010. See “— Indebtedness — ViveICA Uncommitted Credit Lines.”
In certain bidding processes we have also been required to demonstrate, at the level of the bidding subsidiary only, our debt ratios (total debt divided by total assets) and liquidity ratios (short-term assets divided by short-term debt). The requirements related to these ratios vary. In certain projects, we were required only to disclose the existing ratios to the potential client, without a minimum requirement, such as in the Atotonilco and El Realito water treatment projects and the PAC-4 project in Panama. In other bidding guidelines we have seen debt ratios required to be less than 0.7 or 0.8, and liquidity ratios required to be greater than 1.0 or 1.2. We have historically met or exceeded the debt and liquidity ratio requirements for the projects on which we have bid.
We have also been required to demonstrate minimum capital in order to participate in bids for construction contracts and concessions. The minimum capital requirements are not uniform across clients, and can also vary for the same client depending on a project’s type and magnitude. For example, in two recent bids with the Ministry of Communications and Transportation, we were required to have minimum capital of Ps.280 million and Ps.900 million, respectively. The state government of Jalisco, Mexico required minimum capital of Ps.386 million for the Agua Prieta project, while the Atotonilco project’s client, the National Water Commission, required Ps.1,000 million. We believe we will continue to be required to demonstrate minimum capital in order to participate in certain bids for construction contracts and concessions.
Project Financing
We use a number of project financing structures to raise the capital necessary to build projects. We historically financed our construction operations primarily through advances from customers. Increasingly, we have been required to arrange construction-phase financing. This has typically been done through bank financing under limited- or non-recourse structures. Our ability to arrange financing for the construction of infrastructure facilities is dependent on many factors, including the availability of financing in the credit market.

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
Indebtedness
Our total debt to equity ratio was 1.12 to 1.0 at December 31, 2009, 1.02 to 1.0 at December 31, 2008 and 0.42 to 1.0 at December 31, 2007. The deterioration in the debt to equity ratio at December 31, 2009 from December 31, 2008 mainly reflected the incurrence of debt for construction projects. The new debt in 2009 was principally incurred to finance the La Yesca hydroelectric project, the Aqueduct II water supply system and the Rio Verde – Ciudad Valle highway. The deterioration in the debt to equity ratio at December 31, 2008 from December 31, 2007 mainly reflected the incurrence of debt for new construction projects and the acquisition of existing projects.
As of December 31, 2008, approximately 25% of our consolidated revenues and 37% of our indebtedness were denominated in foreign currencies, mainly U.S. dollars. Unless, as is our policy, we contract debt financing in the same currency as the source of its repayment, decreases in the value of the Mexican peso relative to the U.S. dollar may increase the cost in Mexican pesos of our debt service obligations with respect to our U.S. dollar denominated indebtedness and may also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased. We have entered into cash flow hedges, including with respect to foreign currency cash flow, and other trading derivative instruments for the terms of some of our long-term credit facilities with the objective of reducing the uncertainties resulting from interest rate and exchange rate fluctuations. To date, the results of our derivative financial instruments have been mixed and have not substantially affected our cash flows. See “— Risks Related to Mexico and Other Markets in Which We Operate — Appreciation or depreciation of the Mexican peso relative to the U.S. dollar, other currency fluctuations and foreign exchange controls could adversely affect our financial condition and results of operations” and “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Derivative Financial Instruments.” Several of our subsidiaries have lesser exposure to the foreign currency risk because a higher percentage of their revenues are denominated in U.S. dollars.
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
In 2009, our debt service obligations (principal and interest) totaled Ps.23,127 million for debt denominated in pesos and U.S. dollars, as compared to Ps.17,828 in 2008. As of December 31, 2009, our net debt (interest paying debt less long and short-term cash and cash equivalents) was Ps.18,617 million, as compared to net debt of Ps.12,596 million as of December 31, 2008. Our net debt increased in 2009 due to an increase in our debt, particularly in our Civil Construction, Airports and Other Concessions divisions and the La Yesca hydroelectric project, as well as a reduction in our cash and cash equivalents.

La Yesca
CPH is a special purpose subsidiary created to construct the La Yesca hydroelectric project. The terms of the La Yesca contract require that we secure financing for the project costs and limit disbursements during the construction phase to 90% of the cash cost of any certified work performed. We and the other shareholder of CPH have agreed to guarantee certain obligations of CPH under the project contracts, including the financing documents, subject to certain limitations, in the event of an early termination of the public works contract for the project. CPH obtained financing for the construction phase of the La Yesca hydroelectric project in the first quarter of 2008 from WestLB AG, which also structured the financing for the El Cajon hydroelectric project. The financing consists of a U.S.$910 million line of credit to be used to cover construction costs and a U.S.$80 million revolving line of credit to be used to finance monthly working capital requirements and to be repaid from the construction line of credit, both of which contain various restrictive covenants typical in a project financing including, significantly, covenants limiting CPH’s access to additional cash other than what the project specifically requires until project completion and after final payment from the Mexican Federal Electricity Commission (Comision Federal de Electricidad) is received, as well as covenants limiting CPH’s ability to contract additional debt or guarantees. The $910 million construction line of credit was syndicated and has a term that lasts the duration of the construction period, which ends in July 2012, subject to certain permissible extensions if the La Yesca project completion date is delayed. The repayment of the construction line of credit is scheduled to occur in two installments: (i) the first payment to be made on the date of provisional acceptance of the first turbine unit, currently expected to occur in January 2012, in the amount of 60% of the fixed-price and 100% of the unit-price construction works performed as of that date, and (ii) the balance to be repaid in July 2012, subject to certain permissible extensions if the La Yesca project completion is delayed. West LB is the sole lender of the U.S.$80 million working capital line of credit, which has the same term as the construction line of credit. The working capital line of credit is expected to be repaid from the construction line of credit.
Because the terms of the construction contract provide that the Mexican Federal Electricity Commission will pay for the project upon completion, and the financing obtained by CPH covers only the project’s cash costs, the project will not generate any significant cash flow to us until completion, which is scheduled to occur in the second quarter of 2012. However, because we recognize revenues from the La Yesca hydroelectric project based on the percentage-of-completion method of accounting, the project is expected to generate a substantial portion of our revenues in 2010 and 2011. The La Yesca hydroelectric project generated Ps.3,836 million of revenue, or 12% of total revenues, in 2009. The La Yesca hydroelectric project represented a substantial portion of our receivables and indebtedness in 2009, and is expected to continue to represent a substantial portion of our receivables and our indebtedness in the future. At December 31, 2009, we had Ps.6,125 million in contract receivables (including receivables based on the percentage-of-completion method of accounting) and Ps.5,721 million of debt on our balance sheet relating to the La Yesca hydroelectric project.
RCO
On August 6, 2007, the Ministry of Communications and Transportation awarded the first FARAC concession package to RCO, a consortium formed by two of our subsidiaries and GSIP in which we originally participated with 20% of the equity and GSIP originally held the remaining 80% of the equity. The FARAC concession consists of a 30-year concession to construct, operate, exploit, conserve, and maintain the 558-kilometer Maravatio — Zapotlanejo, Guadalajara — Zapotlanejo, Zapotlanejo — Lagos de Moreno, and Leon — Lagos — Aguascalientes toll roads in the states of Michoacan, Jalisco, Guanajuato and Aguascalientes, as well as extension or enlargement works as the Ministry of Communications and Transportation determines. RCO paid Ps.44,051 million for the assets. The concessionaire obtained a Ps.31,000 million long-term financing with Banco Santander Central Hispano, S.A. We have a minority interest in the concession, accounting for it as a non-consolidated affiliate, and were required to contribute Ps.3,118 million as equity capital. Our consortium partner GSIP and the long-term financing described above contributed the remaining investment amount paid to the Mexican federal government under the concession. The terms of the financing required, among other conditions: (i) the pledge of our and GSIP’s shares of the consortium in favor of the creditors and (ii) a waterfall of payments that may restrict the cash available for distributions to shareholders until 2014. Because the investment is accounted for under the equity method, the debt is not consolidated on our balance sheet.
In October 2009, RCO placed Ps.6,550 million in equity-linked structured notes with Mexican institutional investors on the Mexican Stock Exchange. After the transaction (including our purchase of additional Series A shares in RCO at the same price per share as the Series B shares underlying the equity-linked structured notes), we owned 13.6% of RCO and GSIP owned 54.5%. The trust holding the Series B shares underlying the equity-linked structured notes owned the remaining 31.9% of RCO. RCO used the net proceeds of the capital increase together with the equity provided by the original shareholders primarily to pay down debt totaling Ps.5,666 million of the long-term financing with Banco Santander. After paying this debt reduction, the outstanding balance on the long-term financing with Banco Santander was Ps.27,291 million.
There are no parent company guarantees of these RCO financing arrangements.

Aeroinvest
In June 2007, Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith, Incorporated to refinance existing credit facilities totaling U.S.$216 million, which was used primarily to finance the acquisitions by Aeroinvest of 35.3% of the capital stock of GACN in the form of series “B” shares from the Mexican government, and by SETA of an additional 2% of the capital stock of GACN in the form of series “B” shares. The refinancing was approved at GACN’s extraordinary general shareholders’ meeting held January 31, 2007. The refinancing of the existing facilities consists of the issuance of the following series of notes by a Mexican trust, payable in U.S. dollars: (1) Ps.2,125 million aggregate principal amount of Series 2007-1 Class A Notes due 2017, (2) Ps.325 million aggregate principal amount of Series 2007-1 Class B Notes due 2017, and (3) Ps.355 million aggregate principal amount of Series 2007-1 Class C Notes due 2017. The proceeds were used for the prepayment of the existing facilities, payment of related costs, fees and reserves, and general corporate purposes. Aeroinvest has pledged as collateral its series “B” shares in GACN representing 36.0% of GACN’s outstanding capital stock at the time of the pledge and currently representing 40.5% of GACN’s outstanding capital stock. Additionally, Aeroinvest has assigned its economic and corporate interests (including its right to receive dividends) in such series “B” shares and in its series “A” shares representing 74.5% of the capital stock of SETA, which in turn owns an additional 16.7% of the capital stock of GACN. Under the refinancing, Aeroinvest will retain the right to vote the pledged shares at all times unless it has failed to make a required payment. Aeroinvest, ADPM, SETA, Banco Nacional de Comercio Exterior, S.N.C., Division Fiduciaria and what is now Bank of New York Mellon entered into a voting agreement pursuant to which Aeroinvest agreed to vote its series “B” shares as a bloc in the same way SETA votes its shares of the capital stock of GACN at all ordinary and extraordinary general shareholders’ meetings, subject to certain exceptions set forth in the consortium agreement entered into between us and ADPM. Both we and Aeroinvest issued corporate guarantees for the benefit of Bank of New York Mellon (as issuer of the notes) and the Bank of New York (as trustee under the indenture governing the notes) in connection with the refinancing. So long as there are amounts outstanding under the notes, Aeroinvest is obligated to comply with certain affirmative and negative covenants, including maintaining (i) at least its present ownership interest in GACN and SETA, (ii) majority control over GACN and its subsidiaries, (iii) a minimum ratio of earnings before depreciation and amortization to debt service of 1.25x (as of April 19, 2010, this ratio was equal to 2.41x) (iv) a loan to value ratio less than 0.7x (as of April 19, this ratio was equal to 0.546x), which, if exceeded, may require Aeroinvest to deposit additional funds in reserves to compensate for a sustained decrease in the share price of GACN and (v) liquidity sufficient to cover six months of capital expenditures and 12 months of operating expenditures. In October 2007, we prepaid Ps.355 million aggregate principal amount of Series 2007-1 Class C Notes due 2017.
ViveICA Uncommitted Credit Lines
On September 4, 2007, our housing subsidiary ViveICA entered into an uncommitted revolving debt facility funded by Deutsche Bank for the peso equivalent of U.S.$50 million to finance projects in several cities. The facility is denominated in pesos and has a maturity of six years, with a four-year revolving period during which ViveICA may draw on the funds. Because the facility is uncommitted, we did not pay a commitment fee to Deutsche Bank and Deutsche Bank will have discretion to cease advancing funds under the agreement. Since February 2010, we have been in the amortization period of the facility. As of March 31, 2010, we had drawn approximately Ps.399 million under the facility.
We used this facility to finance projects before project authorization documents were obtained and to recover the appraised value of the project land upon delivery of definitive project authorization, thus increasing the turnover and liquidity of projects. Under this facility, ViveICA must comply with certain affirmative and negative covenants including: (i) maintaining a ratio of earnings before interest taxes and depreciation to interest expense of greater than 2.0x (as of December 21, 2009, such ratio was 2.91x, and as of March 31, 2010, such ratio was 2.90x), and (ii) a financial debt to assets ratio of less than 0.6x (as of December 31, 2009, such ratio was 0.36x and as of March 31, 2010, such ratio was 0.35x). This facility also includes an event of default and a condition precedent to disbursement of funds under the facility requiring the debt of the facility to maintain a rating of at least “mxAAA” for S&P and “Aaa.mx” for Moody’s. Due to a downgrade in the rating of the facility as a result of changes in the methodology of the ratings agencies, we are currently in default on this facility. There has been no termination or acceleration of the facility. Previously, on May 24, 2010 we received a default notice from the trustee of the debt holders certifying than an event of default had occurred under the facility due to the ratings downgrade and directing all disbursements under the facility to be suspended, but expressly not accelerating the facility. Subsequently, the trustee of the debt holders sent us a notice withdrawing the May 24th default notice, while not waiving the event of default under the facility. We then reached an agreement in principle with Deutsche Bank to restructure the facility, and we are currently negotiating the terms of definitive documentation of the agreement in principle, which we expect will amend the facility in the following ways, among others: (i) amend the event of default and condition precedent related to the S&P and Moody’s ratings to permit the existing ratings levels, (ii) increase the interest rate of the facility by 200 basis points, and (ii) make certain funds held by the trustee under the facility more readily accessible by ViveICA after it has repaid all other obligations and payments due under the facility. Although we can provide no assurance that Deutsche Bank and we will execute a definitive agreement to restructure this facility, we believe it should be executed and the default cured during the third quarter of 2010. The existing event of default under this facility does not and would not result in any cross-defaults or accelerations of our other debt. There is no parent company guarantee of this facility.

On August 20, 2009, ViveICA entered into facility funded by IXE Banco for Ps.350 million. The facility is denominated in pesos and has a maturity of 2 years with interest at the 28-day Mexican Interbank Equilibrium Rate, or TIEE, plus 3.5%. ViveICA has received funds from the facility of Ps.350 million, which it used to repay short-term commercial paper. As of March 31, 2010, we have approximately Ps.242 million outstanding under this facility. We make monthly payments on the loan, which was expected to be fully paid upon expiration of its term on August 16, 2011. However, we have reached an agreement in principle to reschedule the payments under this facility beginning in June 2010 to extend the repayment term for 36 months thereafter. We sought to extend the repayment term in order to provide increased working capital for ViveICA. Under this agreement in principle, ViveICA and Ingenieros Civiles Asociados, S.A. de C.V. would agree not reduce our equity in ViveICA by more than 10% for the term of the loan. Ingenieros Civiles Asociados has provided a guarantee under the terms of this facility.
Nuevo Necaxa — Tihuatlan
On June 2, 2008, our subsidiary Auneti, which operates the Nuevo Necaxa — Tihuatlan toll highway concession, entered into a guaranteed multi-tranche loan for the long-term financing of the construction of the Nuevo Necaxa — Avila Camacho segment of the Nuevo Necaxa — Tihuatlan highway in the amount of Ps.6,061 million. The loan agreement consists of two tranches: (1) Tranche A provides a Ps.5,510 million loan for a nine-year term to be used for the acquisition of the concession and its construction, and (2) Tranche B provides a Ps.551 million support facility at the completion of construction, for a nine-year term, to be used for the payment of interest on Tranche A. Both tranches of the loan are without recourse to Auneti’s shareholders and were provided by Banco Santander, HSBC Securities (USA) Inc. and Dexia S.A. There is no parent company guarantee of this Auneti loan.
Corredor Sur
On May 17, 2005, a trust organized by our subsidiary ICA Panama issued U.S.$150 million of 6.95% notes due 2025. Payments of principal and interest on the notes will be made from the Corredor Sur highway’s operations. The notes are recourse solely to the trust, which has been assigned the right to payment from the tolls. The net proceeds from the placement of the notes (approximately U.S.$134.9 million) were principally used to repay 100% of the project’s outstanding indebtedness (including a payment of U.S.$51.2 million in respect of outstanding indebtedness to the International Finance Corporation) and to fund certain reserve accounts as required under the terms of the concession’s financing. The balance of the proceeds from the placement of the notes was used to repay a portion of our parent company indebtedness and for other corporate purposes. The holders of these notes, through a trustee they instruct, control the use of cash in excess of debt service and cash reserve requirements by the Corredor Sur project. On March 25, 2010 the government of Panama and we announced that the government of Panama would acquire the concession for the “Corredor Sur” tollroad for U.S.$420 million. The outstanding principal balance of the project’s debt is approximately U.S.$146 million. The government of Panama, we and the project’s creditors will decide whether the debt will be assumed by the government as part of the transaction (reducing the purchase price), or be repaid. There is no parent company guarantee of this Corredor Sur financing arrangment.
Acapulco Tunnel (TUCA)
On June 30, 2005, a trust organized by our subsidiary Tuneles Concesionados de Acapulco, S.A. de C.V., or TUCA, issued and sold Ps.800 million (nominal value) in notes (Certificados Bursatiles) due 2022, which were listed on the Mexican Stock Exchange. These 2005 notes accrued interest at TIIE plus 2.95%. The 2005 notes were recourse solely to the trust, which has been assigned the Acapulco Tunnel’s tolls and toll collection rights. After repaying all outstanding debt of TUCA, Ps.66 million (nominal value) to Banco Nacional de Obras y Servicios Publicos, S.N.C. and Ps.206 million (nominal value) of TUCA’s ordinary participation certificates, we received approximately Ps.460 million (nominal value) from the sale of these notes, which was used for general corporate purposes.
In 2008, TUCA used the proceeds of a new note offering to repay the 2005 notes. TUCA issued the new notes in the amount of Ps.1,250 million, with a term of up to 26 years. The new notes accrue interest at the rate of TIIE plus up to 2.95% and are non-recourse.
There are no parent company guarantees of these Acapulco Tunnel financing arrangements.

Rio Verde — Ciudad Valles Highway
On September 19, 2008, our subsidiary ICA San Luis, S.A. de C.V., which operates the Rio Verde — Ciudad Valles highway concession entered into a long-term financing for the construction of a 113.2-kilometer highway in the state of San Luis Potosi, in the amount of Ps.2,550 million. The loan was structured by Banco Santander and has a term of 17 years. There is no parent company guarantee of this Rio Verde — Ciudad Valles highway financing arrangement.
The Kantunil-Cancun Highway (Mayab Consortium)
In 2008, as a consequence of our acquisition of the Mayab Consortium, which holds the concession for the Kantunil-Cancun highway, we assumed the Mayab Consortium’s long-term debt securities, which as of December 31, 2009 were equivalent to Ps.2,401 million. The debt is denominated in Unidades de Inversion, or UDIs, which are Mexican peso currency equivalent units of account that are indexed to Mexican inflation on a daily basis (as measured by the change in the Mexican National Consumer Price Index). As of December 31, 2009, one UDI was equal to approximately Ps.4.34. The concession has a term through December 2020. The long-term debt matures in 2019 and 2020, and is expected to be repaid from toll revenues generated by the concession. We consolidate the investment in our consolidated financial statements. There is no parent company guarantee of this Kantunil-Cancun highway financing arrangement.
Viabilis
In February 2010, our subsidiary Viabilis Infraestructura entered into a long-term financing agreement for the Rio de los Remedios-Ecatepec highway project with Banobras development bank. The Ps.3,000 million line of credit is to be applied to Phase 1 of the highway project. On April 15, 2010, Viabilis made its first draw under this line of credit, in the amount of Ps.1,136 million. Viabilis is expected to receive further disbursements under the credit facility as the project’s execution advances through October 2011. This credit facility matures in 2037 and has a fixed interest rate of 7.8% plus applicable margin, which varies between 295 and 370 basis points over the term of the loan. Repayment of the loan is expected to occur over the final 14 years of its term; 70% of the loan will be subject to a fixed payment calendar while 30% is payable only to the extent cash is available from the highway project after the fixed-calendar payments are made. The financing agreement includes standard covenants and events of default applicable to Viabilis, significantly, reporting obligations, conduct of business, compliance with law, limitations on merger and acquisition transactions, limits on contracting additional debt or guarantees, limits on modification of construction contracts without the consent of the lenders and a prohibition on derivative transactions. The financing agreement does not include covenants or events of default related to financial ratios.
The financing package with Banobras for the Viabilis credit facility includes a joint and several guarantee of Viabilis’ performance by Ingenieros Civiles Asociados, S.A. de C.V., our construction subsidiary, and a guarantee by our subsidiary Constructoras ICA, S.A. de C.V. of a percentage of Viabilis’ payment obligations corresponding to our subsidiary CONOISA’s percentage of ownership of Viabilis, which is currently 50%, until the beginning of Phase I operations of the highway. Additionally, our shares of Viabilis are pledged to Banobras as collateral.
Other Debt
In September 2008, we repaid the full amount of a loan maturing in September 2008 that was secured by shares of SISSA Coahuila, S.A. de C.V., which was the remaining amount outstanding from the long-term financing for the construction of a wastewater treatment plant. As of December 31, 2009 we had no other outstanding long-term debt.
Derivative Financial Instruments
We enter into derivative financial instruments to reduce uncertainty on the return of our projects. From an accounting perspective our derivative financial instruments can be classified as for hedging or for trading purposes. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies and Estimates — Derivative Financial Instruments.” The decision to enter into a derivative financial instrument is linked, in most cases, to the financing for a project, because the uncertainties we seek to reduce result from fluctuations in interest rates and exchange rates relevant to the project’s financing. Our derivative financial instruments as of December 31, 2009 are composed of instruments that hedge interest rate and exchange rate fluctuations.

When financing for our projects is at a variable interest rate, we may enter into interest rate hedges. Our interest rate hedges can include swaps to reduce our exposure to volatility risks; these swaps convert the interest rate from variable to fixed. In 2009, we have entered into interest rate swaps in connection with the Rio de los Remedios highway project, the La Piedad bypass and a loan secured by additional shares of GACN. We can also enter into interest rate options that establish a maximum limit to the variable rate to cap financial costs.
We may enter into exchange rate hedges to reduce the foreign currency exchange rate risk where the currency used in the financing (and corresponding repayment) of the project is different from the currency in which we expect the project to incur labor, supply or other costs. In 2009, we entered into foreign exchange hedges in connection with projects being performed by our subsidiary COTRISA.
It is our policy to enter into financial instruments at the level of each project, by the subsidiaries carrying out such project. Accordingly, the counterparty for a derivative financial instrument is often the same institution (or an affiliate) that provides the financing for the project to which that instrument is linked. We generally execute our derivatives directly with the hedge provider. We believe we have diversified the credit risk of our derivative financial instruments by contracting them with different financial institutions.
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
Nonetheless, due to changes in the La Yesca construction schedule and the increasing volatility of Mexican peso-U.S. dollar exchange rate fluctuations, on April 20, 2009, we and the provider of the La Yesca foreign currency exchange options restructured the options to (i) stabilize the notional amount so that it remains unchanged regardless of the difference between the spot exchange rate and the exchange rate set forth in the derivative contract, (ii) reduce the notional amount to Ps.2,083 million (approximately U.S.$183.5 million), corresponding to weekly transactions averaging Ps.16 million (approximately U.S.$1.4 million), to better fit the La Yesca hydroelectric project’s peso obligations, and (iii) reschedule the weekly settling of notional amounts to match the revised construction schedule and disbursement program. The cost of renegotiating the La options was U.S.$33 million, which accrues interest at the London Interbank Offered Rate, or LIBOR, plus 450 basis points. The cost of renegotiation, including interest, becomes due upon completion of the La Yesca hydroelectric project. The options as restructured are effective for the period from April 22, 2009 through February 29, 2012.
Although we entered into the La Yesca foreign currency options for economic hedging reasons, they are classified as trading options because they do not meet hedge accounting requirements. At December 31, 2009, the mark-to-market value of these options was Ps.303 million and these options resulted in a derivative liability of Ps.303 million. The cash flows derived from the foreign currency options are paid or received on a weekly basis. However, because the project was in the construction phase at December 31, 2009, the corresponding entry to recognize the derivative liability was to assets in order to capitalize the loss as part of the costs of the project. The loss will be recycled to results as the percentage-of-completion of construction of the project progresses.
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
During 2007, we entered into two derivative contracts that establish a maximum interest rate of 5.5% (an interest rate cap) on certain of our credit agreements related to the La Yesca project; this transaction was designated as a cash flow hedge. The difference between the premium paid and the fair value was recognized in our results. At December 31, 2007, the fair value of the derivative was U.S.$3.5 million. During 2008, we substituted this interest rate cap for a combination of the purchase of a cap option and the sale of a floor option (which establishes a minimum interest rate on the financing). At December 31, 2009, the fair value of the combined cap and floor resulted in the recognition of a derivative liability of U.S.$25 million.
RCO Derivative
RCO’s long-term financing has a floating interest rate. In order to hedge for fluctuations of the floating rate, RCO entered into six interest rate swaps; four of which swapped the floating rate for a fixed interest rate and the other two of which swapped the floating rate to a “real” (inflation-adjusted) interest rate. The real interest rate swaps are designed to hedge increases in the costs of RCO’s operating and capital expenditures because of inflation. Given that we recognize RCO as an equity method investment, the aggregate fair value to us of the six derivatives on December 31, 2009 was a loss of Ps.146 million, representing our share of the total value of the derivative. The cash flows derived from the four fixed rate swaps are paid or received on a monthly basis, while the cash flows derived from the two real rate swaps are paid on an annual basis. The aggregate notional amount for four fixed rate swaps is Ps.15,500 million, or approximately 58% of the total financing amount. The aggregate notional amount for the two real interest rate swaps is Ps.11,365 million. This derivative is classified as a hedging instrument.
Other Derivatives
In August 2006, we entered into a derivative financial instrument known as a “European style option,” which limits the interest rate on a notional amount of Ps.580 million of our debt securities. At December 31, 2009, the fair value of the option was Ps.742 thousand. This option is classified as a hedge for accounting purposes.

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
In recent years, our liquidity has also been adversely affected by the length of our average collection period for accounts receivable. Our average collection period for accounts receivable (including the La Yesca and El Cajon hydroelectric projects) considered net of value-added tax was 136 days as of December 31, 2009, which is a 34% increase from 102 days for as of December 31, 2008, primarily as a result of the La Yesca hydroelectric project, from which we expect to collect payment at delivery.
C. TREND INFORMATION
In 2009, a material trend affecting our results was the impact of Mexican public sector spending on infrastructure. Our performance historically has been tied to Mexican public sector spending (which, in turn, generally has been dependent on the state of the Mexican economy). Beginning in the second half of 2008 and due to the impact of the credit crisis and turmoil in the global financial system, the rate of awards of infrastructure projects in Mexico has been and continues to be slower than we anticipated. Nonetheless, in the second half of 2009, in certain areas such as water treatment and supply, we have seen the rate of awards increase. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Our performance is tied to Mexican public sector spending on infrastructure facilities” and “Item 5. Operating and Financial Review and Prospects — Operating Results — General — Overview.”
In 2009, another material trend affecting our results was the recession in Mexico, the credit crisis and turmoil in the global financial system. Mexico entered into a recession beginning in the fourth quarter of 2008, and in 2009 GDP fell by approximately 6.5%. These economic conditions have adversely affected Mexican public sector spending and may continue leading to reduced demand and lower prices for construction projects, air travel and our related businesses. Additionally, many lenders have reduced and, in some cases, ceased to provide funding to borrowers. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — The global credit crisis and unfavorable general economic and market conditions of recent years may negatively affect our liquidity, business and results of operations, and may affect a portion of our client base, subcontractors and suppliers”.
Over the period from 2007 to 2009, we believe there has been a trend toward decreased net working capital in the Company, resulting from the large impact of the El Cajon hydroelectric project, for which we received payment in 2007, and the growth of our Other Concessions division, which has reflected a trend toward greater investment requirements in infrastructure projects. Additionally, when constructing public works, we often experience a delay in payment of our invoices, particularly in the initial phases of a project. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — General” and “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — We have faced, and may continue to face, liquidity constraints.”
D. OFF-BALANCE SHEET ARRANGEMENTS
We do not engage in any off-balance sheet arrangements that have or that we believe are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

E. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Contractual Obligations
The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity.
As of December 31, 2009, the scheduled maturities of our contractual obligations were as follows:

	Payments Due by Period
			Less Than						More Than
Contractual Obligations	Total		1 Year		1-3 Years		3-5 Years		5 Years
	(Millions of Mexican pesos)
Long-term debt obligations	Ps.	19,453	Ps.	657	Ps.	7,751	Ps.	1,215	Ps.	9,829
Notes payable		3,564		3,564		—		—		—
Fixed interest(1)		4,394		528		1,547		902		1,417
Variable interest(2)		4,305		580		1,037		534		2,155
Operating lease obligations		1,304		638		649		9		8
Master development programs(3)		762		762		—		—		—
Purchase obligations(4)		235		39		78		78		40
Seniority premiums		312		—		63		—		249

Total	Ps.	34,329	Ps.	6,768	Ps.	11,125	Ps.	2,739	Ps.	13,698

(1)	Fixed interest rates range from 6.95% to 11.07%.

(2)
Variable interest rate was estimated using the following ranges: .75% (LIBOR plus spread) to 6.28% (LIBOR plus spread); and 5.53% (TIIE plus spread) to 10.93% (TIIE plus spread). When calculating variable interest rates, we used LIBOR and TIIE as of December 31, 2009.

(3)
In 2010, the fifth year of our current master development program, we expect to conduct a negotiation with the Ministry of Communications and Transportion to determine the new master development program commitments for the subsequent five-year period.

(4)
Reflects a minimum fixed annual payment of U.S.$3 million required to be paid under GACN’s technical assistance agreement, assuming an average exchange rate of Ps.13.05 to U.S.$1.00 and an annual U.S. inflation rate of 5%. The amount ultimately to be paid in any year will depend on our profitability.

As of December 31, 2009, the scheduled maturities of other commercial commitments were as follows:

	Amount of Commitment Expiration per Period
	Total Amounts		Less Than						Over
Contractual Obligations	Committed		1 Year		1-3 Years		4-5 Years		5 Years
	(Millions of Mexican pesos)
Standby letters of credit	Ps.	3,520	Ps.	2,535	Ps.	985	Ps.	—	Ps.	—
Guarantees(1)		17,535		—		16,266		1,269		—

Total commercial commitments	Ps.	21,055	Ps.	2,535	Ps.	17,251	Ps.	1,269	Ps.	—

(1)	Consist principally of bonds delivered to guarantee bids, advance payments and performance.
Item 6. Directors, Senior Management and Employees
A. DIRECTORS AND SENIOR MANAGEMENT
Management of our business is vested in our Board of Directors. Our bylaws provide that the Board of Directors will consist of the number of directors elected by our shareholders at the annual ordinary general meeting. In September 2006, our bylaws were amended to comply with the Mexican Securities Market Law in effect since June 2006. See “Item 6. Directors Senior Management and Employees— Board Practices.” Our current Board of Directors was elected on April 16, 2010 in three classes, with terms designed to provide a transition to the staggered term arrangement provided by the bylaws. The President of the Board of Directors must be a Mexican national. The Board of Directors currently consists of 18 members, of which ten are outside (i.e., non-management) directors as of April 16, 2010. Eleven of our directors are independent directors within the meaning of the Mexican Securities Market Law. The directors are as follows:

Name	Position	Years as Director	Age
Bernardo Quintana I.(2)	Chairman	32	68
Jose Luis Guerrero Alvarez(2)	Director	20	66
Sergio F. Montaño Leon(2)	Director	18	62
Luis Fernando Zarate Rocha(2)	Director	12	66
Juan Claudio Salles Manuel(1)(4)(5)(6)	Director	7	73
Alberto Mulas Alonso(3)(4)(5)	Director	6	49
Fernando Ruiz Sahagun(3)(4)	Director	4	66
Luis Rubio Friedberg(3)(4)(5)	Director	4	55
Francisco Javier Garza Zambrano(3)(4)(5)	Director	3	55

Name	Position	Years as Director	Age
Sergio Manuel Alcocer Martinez de Castro(3)(4)(5)	Director	3	47
Alonso Quintana Kawage(2)	Director	2	36
Diego Quintana Kawage(2)	Director	2	39
Fernando Flores Perez(1)(4)(5)	Director	2	64
Elsa Beatriz Garcia Bojorges(3)(4)(5)(7)	Director	1	44
Aaron Dychter Poltolarek(1)(4)(5)(7)	Director	1	57
Salvador Alva Gomez (1)(4)(5)	Director	0	59
Margarita Hugues Velez(1)(4)(5)	Director	0	39
Carlos Mendez Bueno(1)	Director	0	57

(1)
Director whose term expires on April 30, 2013. On April 16, 2010, Mr. Emilio Carrillo Gamboa, Mr. Alberto Escofet Artigas, Mr. Esteban Malpica Fomperosa, and Mr. Elmer Franco Macias did not stand for reelection to the Board of Directors after the expiration of their respective terms.

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

(7)
Effective April 24, 2009, Ms. Maria Asuncion Aramburuzabala Larregui and Mr. Guillermo Javier Haro Belchez resigned from the Board of Directors. Ms. Garcia and Mr. Dychter filled their positions and are expected to fill out their unexpired terms.

Listed below are the names, responsibilities and prior business of our directors and senior management:
Bernardo Quintana I. has been a member of our Board of Directors since 1978. Mr. Quintana was our President from December 1994 to December 2006 and has continued as our Chairman since that date. Previously, Mr. Quintana was the Director of Investments for Banco del Atlantico, Vice President of ICA Tourism and Urban Development and our Executive Vice President. Mr. Quintana is currently a board member of several Mexican companies including Banamex, Cementos Mexicanos and Grupo Maseca. Mr. Quintana also serves as Chairman of the board of GACN, S.A.B. de C.V., a publicly traded company. Mr. Quintana is also a member of Mexico’s National Counsel of Businessmen, was the Chairman of the board of trustees of the Universidad Nacional Autonoma de Mexico until May 2009, and is the Chairman of the board of directors of Fundacion ICA. Mr. Quintana holds a degree in civil engineering from the Universidad Nacional Autonoma de Mexico and an MBA from the University of California at Los Angeles. He is the father of Mr. Alonso Quintana, Mr. Diego Quintana and Mr. Rodrigo Quintana.
Jose Luis Guerrero Alvarez has been a member of our Board of Directors since 1990. Mr. Guerrero has been our Chief Executive Officer since January 2007 and previously was Executive Vice President and Chief Financial Officer. Mr. Guerrero was appointed as a member of the board of directors of the Bolsa Mexicana de Valores, S.A. de C.V. in 2008. For the past 30 years Mr. Guerrero has held various positions in our finance, administrative, divestment, real estate, manufacturing and business development areas. Before joining us, Mr. Guerrero was the Planning Director at Combinado Industrial Sahagun, the Technical Director at Roca Fosforica Mexicana and held various other positions in Mexico and abroad. Mr. Guerrero holds a diploma D’Ingenieur I.S.M.C.M. from Institut Superieur des Materiaux et de la Construction Mechanique of Paris, France. M.S. and a Ph.D. in Engineering from the University of Illinois at Urbana-Champaign.
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
Luis Fernando Zarate Rocha has been a member of our Board of Directors since 1997. Mr. Zarate is currently Executive Vice President in charge of overseeing civil construction. Mr. Zarate is in charge of the operations of SETA, the airport operator in which we have a majority interest. Mr. Zarate has been with our company for over 40 years and has worked on various heavy construction projects, in infrastructure projects and in our business development department. Mr. Zarate is also a member of the board of directors of Fundacion ICA and ICA Fluor. Mr. Zarate holds a B.S. in civil engineering from Universidad Nacional Autonoma de Mexico, where he has been a professor of engineering since 1978. Since March 2008, Mr. Zarate has been President of the Colegio de Ingenieros Civiles de Mexico, A.C.

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
Sergio Manuel Alcocer Martinez de Castro has been an independent director since 2007. Mr. Alcocer is currently Secretary General of the Universidad Nacional Autonoma de Mexico (UNAM). Formerly he was the director of the Engineering Institute of the UNAM and currently teaches various courses at the Graduate School of Engineering of the same institution. He has a bachelors degree in civil engineering from the Engineering School of the Universidad Nacional Autonoma de Mexico and a Ph.D. in engineering from the University of Texas at Austin. Mr. Alcocer has been research director of the Centro Nacional de Prevencion de Desastres and is president of the Reviewing Committee of the Complementary Technical Norms Applicable to the Design and Construction of Masonry Structures belonging to the construction code in Mexico City and is member of the Reviewing Committee of Complementary Technical Norms for the Design and Construction of Concrete structures of the same code. In 2001, Mr. Alcocer received a Mention of Distinction from the Universidad Nacional Autonoma de Mexico for young members of academia in the area of Technological Innovation and Industrial Design. Also in this year, he received the 2001 Research Award from the Academia Mexicana de Ciencias in the area of Technological Research. He is also member of various technical committees of the Instituto Americano del Concreto. Mr. Alcocer is currently president of the Mexican Society of Structural Engineering and vice president of the Technical Committee of the National Office of Normalization and Certification of Construction and building. Mr. Alcocer is the first foreign member of the board of directors of the Earthquake Engineering Research Institute of the United States.

Alonso Quintana Kawage has been a member of our Board of Directors since 2008. Mr. Quintana is currently Vice President and has been our Chief Financial Officer since January 2007. Since 1994, he has served Empresas ICA in various capacities, including positions in its construction, corporate finance and project finance areas, and since 2003, on GACN’s board of directors. Mr. Quintana was previously the Director of Management and Finance of Empresas ICA. Mr. Quintana received a degree in civil engineering from the Universidad Iberoamericana and a master’s degree in business administration from the Kellogg School of Management at Northwestern University in Chicago. He is the son of Mr. Bernardo Quintana and the brother of Mr. Diego Quintana and Mr. Rodrigo Quintana.
Diego Quintana Kawage has been a member of our Board of Directors since 2008. Mr. Quintana is currently Vice President and has been in charge of overseeing our Housing Development segment since May 2008. Mr. Quintana previously served as Director of Administration and Finance and General Director of ViveICA. Mr. Quintana is currently vice-president and member of the Executive Commission of the National Chamber of Housing Development. He holds a degree in economics and has further studies in finance, project analysis and project management. He is the son of Mr. Bernardo Quintana and the brother of Mr. Alonso Quintana and Mr. Rodrigo Quintana.
Fernando Flores Perez has been a member of our Board of Directors since 2008. Mr. Flores is presently founding partner of EFE Consultores, S.C. Mr. Flores has also worked for the administration of President Vicente Fox until December 2006 as General Director and Chairman of the board of the Mexican Institute of Social Security (Instituto Mexicano del Seguro Social). He also was Undersecretary of the Minister of Labor, Safety and Preventative Social Planning. He was CEO for Aerovias de Mexico and CEO and Chairman of Compañia Mexicana de Aviacion (MEXICANA). He was President of the National Chamber of Air Transportation (Camara Nacional del Aerotransporte). Previously he held executive positions in MEXICANA, the Mexican Institute of Social Security, Grupo Industrial DINA, and Combinado Industrial Sahagun. Mr. Perez holds a law degree from the Universidad Iberomericana and studied business administration at the same university.
Elsa Beatriz Garcia Bojorges is a Researcher and Member of the Mexican Council for the Research and Development of Financial Accounting Norms (Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera, A.C.) or CINIF, the body that investigates, develops, and promulgates the principles and norms that regulate financial information in Mexico. Previously, she worked as an independent consultant in the area of financial information systems, with clients including Grupo Industrial Peñoles, the National Banking and Securities Commission, the National Insurance and Surety Commission, and Grupo Nacional Provincial. Previously, she was a partner in the accounting firm Bouzas, Reguera, Gonzalez y Asociados, S.C. She holds an accounting degree with honors from the Universidad Nacional Autonoma de Mexico (UNAM), as well a diploma in financial engineering from the Colegio de Contadores Publicos de Mexico, A.C. (CCPM). She has been certified by the Mexican Institute of Public Accountants (IMCP) since 1999.
Aaron Dychter Poltolarek is a consultant and advisor on infrastructure, transportation, and energy projects. He is also President of ADHOC Consultores Asociados, A.C., a consulting company that he founded in 2007. He was Undersecretary for Transportation in the Ministry of Communications and Transportation from 2004 to 2006. He led the privatization processes for the railways and airports in Mexico, as well as the creation of the first suburban train system for Mexico City. Previously he worked in the Ministry of Finance and Public Credit and the Ministry of Budget and Planning. Dr. Dychter is a graduate of the Universidad de las Americas and holds an M.A. and Ph.D. in economics from The George Washington University.
Salvador Alva Gomez has been a member of our Board of Directors since April 2010. Mr. Alva holds a chemical engineering degree from the Universidad Nacional Autonoma de Mexico (UNAM) and an M.B.A. from the Universidad de las Americas (UDLA) in Puebla, Mexico. Over his 24 years at Pepsico, he was a member of its Executive Committee and was its President for Latin America. He currently sits on the boards of Porcelanite Lamosa, 7-Eleven, and Grupo Distribucion Chapa.
Margarita Hugues Velez has been a member of our Board of Directors since April 2010. Ms. Velez holds a law degree from the Universidad Panamericana in Mexico City. She is the Vice President of Legal Affairs and Secretary to the board of directors of Grupo Modelo, S.A.B. de C.V. Prior to joining Grupo Modelo, Ms. Hugues was a project finance and corporate attorney at Galicia y Robles in Mexico City and at Hunton & Williams in Washington D.C.
Carlos Mendez Bueno has been on our Board of Directors since April 2010, and has been the Divisional Director of our Other Concessions division in the Infrastructure segment since January 2007. Mr. Mendez is a civil engineer with a bachelor’s degree from the Universidad Nacional Autonoma de Mexico (UNAM). He has participated in various post-graduate studies such as “Strategic Planning” at the University of Pennsylvania’s Wharton School and “Certification in Project Administration” from the International Institute of Learning. He has been with us since 1975 and has held various management and senior management positions within civil construction, international projects, and infrastructure. Mr. Mendez is a member of the alumni association of the Engineering School at the UNAM, and is currently Vice President for Industrial Relations, Representation, and Management of the Mexico City delegation to the Mexican Construction Industry Chamber. He is also a board member of the Mexican Road Association (AMC) and represents ICA before the International Road Federation Executive Officers.

Our executive officers currently are as follows:

		Years as
		Executive
Name	Current Position	Officer
Jose Luis Guerrero Alvarez	Chief Executive Officer	20
Alonso Quintana Kawage	Vice President, Chief Financial Officer	3
Sergio F. Montaño Leon	Executive Vice President	20
Luis Fernando Zarate Rocha	Executive Vice President, Civil Construction	15
Carlos Mendez Bueno	Divisional Director, Infrastructure—Other Concessions	3
Juan Carlos Santos	Divisional Director, Industrial Construction	3
Luis Urrutia Sodi	Divisional Director, Housing Development	1
Victor Bravo Martin(1)	Divisional Director, Infrastructure—Airports and
	Chief Executive Officer, GACN	1
Gonzalo Sanchez Diaz	Divisional Director, Rodio Kronsa	1
Rodrigo Quintana Kawage(2)	General Counsel	1

(1)
Effective July 1, 2009, Mr. Lopez was granted a sabbatical from his position as Divisional Director of Infrastructure–Airports and Chief Executive Officer of GACN to attend the Master of Science in Management program at Stanford University. Victor Bravo Martin, who has served as GACN’s Chief Financial Officer since March 2006, succeeded Mr. Lopez as Divisional Director of Infrastructure–Airports and Chief Executive Officer of GACN.

(2)	Effective June 1, 2010, Mr. Quintana succeeded Luis Carlos Romandia Garcia as our General Counsel.
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
Victor Bravo Martin has been our Divisional Director of Infrastructure—Airports and Chief Executive Officer of GACN since July 2009. Mr. Bravo has more than 20 years of professional experience. He has served as GACN’s Chief Financial Officer since March 2006. Prior to joining GACN, he served in various capacities with us from 1986 to 2006, including Corporate Finance Director, Project Finance Director, Corporate Finance Analysis Manager and Corporate Economic Analysis Manager. Mr. Bravo holds a B.S. in economics from the Instituto Tecnologico y de Estudios Superiores de Monterrey, a diploma in finance from the Instituto Tecnologico Autonomo de Mexico, and an M.B.A. from the Leonard N. Stern School of Business at New York University and the Manchester University School of Business.
Gonzalo Sanchez Diaz has been our Divisional Director of Rodio Kronsa since 2009. He holds an engineering degree in highways, canals and ports from the Escuela E.T.S. Caminos in Madrid, Spain. He joined Rodio in 1977 and has held several positions of increasing responsibility since that time. Prior to becoming the divisional director, he was the General Director of Rodio for Spain and Portugal.
Rodrigo Quintana Kawage has been our General Counsel since June 2010. Previously, Mr. Quintana worked as in-house counsel at Banco de Mexico, Mexico’s central bank, and as an associate in the finance practice of Mayer Brown LLP, a global law firm, in its Chicago and New York offices. Mr. Quintana joined our legal department in 2001, and then rejoined after leaving Mayer Brown LLP in January 2009. Mr. Quintana holds law degrees from the Instituto Tecnologico Autonomo de Mexico in Mexico City and from the University of Chicago Law School. He is the son of Mr. Bernardo Quintana and the brother of Mr. Alonso Quintana and Mr. Diego Quintana.

B. COMPENSATION
For the year ended December 31, 2009, the aggregate compensation of our directors and executive officers paid or accrued in that year for services in all capacities was approximately Ps.147 million. We pay non-management directors Ps.15,459 net of taxes and management directors Ps.15,459 net of taxes for each board meeting, Corporate Practices, Finance and Planning Committee meeting or Audit Committee meeting they attend. Additionally, we pay non-management directors U.S. $250 per hour for work related to their duties on our board or on either committee. We also paid the Chairman of the Board of Directors Ps.6,250 million net of taxes in 2009.
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
A substantial portion of the shares beneficially owned by our directors and executive officers, along with other shares owned by our management, are owned through a trust, which we refer to as the management trust. The management trust is supervised by a technical committee consisting of members of our Board of Directors, and the Quintana family controls the vote of the management trust. This technical committee has broad discretionary authority over the corpus of this trust, including voting power over the shares contained therein and the conditions governing withdrawal of such shares. The technical committee is authorized to modify the terms of the management trust.
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

During 2009, 197,612 options were forfeited and 35,308 options (on a post-reverse split basis) were exercised. As of December 31, 2009, we had 286,700 stock options outstanding with a weighted average exercise price of Ps.22.50. These options were granted under the stock option plan on April 29, 2003 and expired on April 29, 2010.
Under MFRS, the granting of these options has no material effect on our results of operations, cash flow or financial condition. Under U.S. GAAP, the granting of these options may give rise to future non-cash compensation expenses.
Pension Plan
In 2006, we created a defined benefit pension plan covering all active employees aged more than 65 who are part of our Board of Directors and have a minimum of 10 years of service as members of the board prior to their retirement. Until 2009, these employees were entitled to benefits beginning at the age of 55, with gradual reductions of their salary taken into account for pension purposes. Beginning in 2008, the plan was revised to defer entitlement to benefits until the age of 57. See Note 27 to our consolidated financial statements.
For the year ended December 31, 2009, the aggregate amount that we have accrued to provide pension and retirement benefits is Ps.16.2 million.
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
Our Board of Directors meets at least on a quarterly basis and has the duties and authority set forth in the company’s bylaws and in the Mexican Securities Market Law. The chairman of the Board of Directors is appointed by the shareholders at each annual ordinary general shareholders’ meeting, or by the Board of Directors itself, and has the authority to propose to the board the discussion and resolution of various matters, including proposals as to the independent directors that are to comprise the committee or committees that perform auditing and corporate practices duties, as well as the appointment and removal of the chief executive officer. The independent members of our board meet once per year with the chairman of our board. The chairman of our board may not be president of either the Audit Committee or the Corporate Practices, Finance and Planning Committee under Mexican law.

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
Board Practices
In response to the enactment of the Mexican Securities Market Law, our Board of Directors established a Corporate Practices Committee, which was replaced by the Corporate Practices, Finance and Planning Committee on April 24, 2009. The Corporate Practices Committee had and its replacement, the Corporate Practices, Finance and Planning Committee, has the duties set forth in Section I of Article 42 and other applicable provisions of the Mexican Securities Market Law. Such duties include providing an opinion on the nomination of the chief executive officer, assessing the performance of our senior management, providing an opinion on related-party transactions and compensation proposals for senior management and reviewing certain exemptive actions of the Board of Directors. The duties of the Corporate Practices, Finance and Planning Committee include, in addition, the duties of proposing general guidelines for creating and monitoring compliance with our strategic plan; providing an opinion on investment and financing policies proposed by our chief executive officer, providing an opinion on the assumptions in the annual budget and monitoring application of the budget and our control system; and evaluating risk factors that affect us and our mechanisms for controlling risk. As of May 3, 2010, the members of our Corporate Practices, Finance and Planning Committee are Fernando Flores Perez, as chairman, Alberto Mulas Alonso and Fernando Ruiz Sahagun. Each member’s term on the Committee runs concurrently with such member’s term on our Board of Directors. All members of the Corporate Practices, Finance and Planning Committee are independent directors as such term is defined in the Mexican Securities Market Law, and Mr. Flores and Mr. Ruiz are independent directors as such term is defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.
The Mexican Securities Market Law required certain changes to the duties and functions of our Audit Committee, as established in our bylaws before the enactment of the current Mexican Securities Market Law. The Audit Committee is now responsible for the duties set forth in Section II of Article 42 and other applicable provisions of the Mexican Securities Market Law. Such duties include evaluating our independent auditor, reviewing the audit report, opinion, and other documents prepared annually by the independent auditor, informing the Board of Directors of the quality of and any deficiencies in the company’s internal control mechanisms and regarding internal audits of the company or entities controlled by the company. As of May 3, 2010, the members of the Audit Committee were Juan Claudio Salles Manuel, as chairman, and Margarita Hugues Velez and Elsa Beatriz Garcia Bojorges, each of whom were independent as such term is defined in the Mexican Securities Market Law and in Rule 10A-3 under the Exchange Act. Each member’s term on the Committee runs concurrently with such member’s term on our Board of Directors.
Both of the above committees are empowered to call shareholders’ meetings and hire independent counsel and other advisors, as they deem necessary to carry out their duties, including, in the case of the Corporate Practices, Finance and Planning Committee, the review of related-party transactions.
D. EMPLOYEES
As of each of the last three years ended December 31, 2009, 2008 and 2007, we had approximately 26,587, 19,340, and 17,902 employees, respectively, approximately 38%, 32% and 27% of whom were permanent employees, respectively. The number of temporary employees employed by us varies significantly and is largely dependent on the level of our construction activities.
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

E. SHARE OWNERSHIP
As of December 31, 2009, Mr. Bernardo Quintana and members of his immediate family, including our directors Alonso Quintana Kawage and Diego Quintana Kawage, may be deemed to have had beneficial ownership of 36,307,507 or 5.62% of our outstanding shares (excluding shares owned through the management trust). Through the management trust they hold 3,592,954 shares or .56%, for a total of 39,900,461 or 6.18% of our outstanding shares. Additionally, as of May 24, 2010, the following of our directors or officers each beneficially owned shares (other than shares owned through the management trust) totaling no more than 1% of any class of our capital stock: Carlos Mendez Bueno, Francisco Javier Garza Zambrano, Victor Bravo Martin and Luis Urrutia Sodi. None of our directors or officers has voting rights different from other shareholders, other than, as applicable, rights as a participant in the management trust or fundacion trust described below and rights of the position of director and/or officer.
Item 7. Major Shareholders and Related Party Transactions
A. MAJOR SHAREHOLDERS
The following table sets forth certain information regarding the ownership of outstanding shares.

Identity of Person or Group	Amount Owned	Percentage(1)
Bernardo Quintana I.(2)	36,307,507	5.6%
Management Trust	13,467,096	2.0%
Foundation Trust	8,293,356	1.3%
Maria Asuncion Aramburuzabala Larregui(3)	25,622,092	4.0%

(1)	For all percentages, based upon 645,687,012 shares outstanding as of December 31, 2009.

(2)	As of December 31, 2009. Reflects shares owned directly by Mr. Quintana and his family, including Alonso Quintana Kawage and Diego Quintana Kawage, and not through the management trust.

(3)	As of August 5, 2009. Includes shares owned by her family members.
The major shareholders, as set forth in the table above, do not have voting rights different from other shareholders, other than Mr. Quintana’s rights as a participant in the management trust and foundation trust described below and as a member of our Board of Directors. The significant changes in the percentage ownership held by our major shareholders since 2007 are as follows: in 2009, Mr. Quintana and his family purchased 3,305,000 shares during a public offering of newly issued shares and subsequently sold 6,220,100 shares. In 2007, Mr. Quintana and his family purchased 426,400 shares during a public offering of newly issued shares and sold 70,000 shares. In 2008, Ms. Maria Asuncion Aramburuzabala Larregui and her family purchased 1,478,300 shares through open market purchases, thereby becoming major shareholders. In 2009, Ms. Aramburuzabala and her family did not participate in a public offering of newly issued shares; as a result, their beneficial ownership was diluted and they ceased being major shareholders.
Our shares are the only class of security we offer in Mexico. We have no information as to the number of record holders in Mexico. At March 31, 2010, 148,900,149 shares, or 23.06% of shares outstanding, were held in the form of CPOs, which have limited voting rights. See “Item 9. The Offer and Listing — Trading — Limitations affecting ADS Holders and CPO Holders.” As of March 31, 2010, 9.71% of our outstanding shares were represented by ADSs, and such ADSs were held by 56 recordholders with registered addresses in the United States. Because certain of the ADSs are held by nominees, the number of recordholders may not be representative of the number of beneficial holders. See “Item 9. The Offer and Listing — Trading.”
Our directors and executive officers, as a group, beneficially own approximately 49,774,603 shares (7.7% of the shares outstanding). A portion of the shares beneficially owned by our directors and executive officers (collectively, approximately 2.09% of the shares outstanding), are owned through a trust, referred to as the management trust. The technical committee of the management trust, which consists of members of our Board of Directors, has broad discretionary authority over the corpus of this trust, including voting power over the shares contained therein and the conditions governing withdrawal of such shares.
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

In 1992, members of management donated 10% of their then-owned shares to Fundacion ICA, a non-profit organization formed to fund research and education activities in Mexico. In addition, certain former members of management donated 20% of their shares to Fundacion ICA. Fundacion ICA’s shares are held by a trust, which we refer to as the foundation trust. We are entitled to appoint two of the five members of the foundation trust’s technical committee, while the remaining members are independent from us. Any disposition of the shares held by the foundation trust requires the approval of more than a simple majority of such technical committee and, therefore, may require approval of our representatives on this committee. Under the terms of the fundacion trust, the shares held by Fundacion ICA, which, as of December 31, 2009, represented approximately 1.3% of the shares outstanding, are required to be voted in the manner specified by a majority of the technical committee. The Quintana family controls the vote of the foundation trust.
B. RELATED PARTY TRANSACTIONS
RCO Construction and Administrative Services
In 2009, we performed Ps.1,342 million of construction services for RCO, our joint venture affiliate with GSIP that operates the concession on the first FARAC package of toll roads. Additionally, we provided Ps.212 million in certain administrative services to RCO in 2009 pursuant to a long-term services agreement approved by our Board of Directors and RCO’s board of directors.
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
Malla Vial
We were involved in litigation with the Institute for Urban Development, or IDU (Instituto de Desarrollo Urbano), an agency of the municipal government of Bogota, Colombia, in charge of public works projects. The litigation concerns the Malla Vial Project, a street network refurbishment project in Bogota that was awarded to us in 1997. In April 2002, an arbitration tribunal in Colombia issued an award in favor of the IDU for 5,093 million Colombian pesos as compensation for our alleged breach of contract, which after the IDU obtained a judicial recognition of the arbitration award in Mexico in 2007, was paid in full. On January 8, 2009, the Mexican court recognized the payment in full.
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

After negotiations between us and the IDU, on April 7, 2010, the director of the IDU announced that we had reached an agreement in principle with the IDU to resolve all matters related to the various Malla Vial litigation proceedings. This announcement was made through an open letter to the public and the mayor of Bogota and released through various media outlets. While the settlement agreement and corresponding court orders have yet to be finalized, we believe this matter will be resolved promptly.
While we estimate, and the IDU has announced, that we will pay U.S.$1.5 million according to the agreement in principle with the IDU, this amount would not result in a material loss, and we do not believe a material loss is reasonably possible in this matter.
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
On September 22, 2005, the Puerto Rico Highway and Transportation Authority, or the HTA, ICA Miramar’s client, filed a claim against ICA Miramar for indemnity in an ongoing litigation between the HTA and its principal contractor for the project. The principal contractor filed the underlying lawsuit on December 24, 2003, and HTA filed a countersuit on November 23, 2004. ICA Miramar estimates the indemnity and liquidated damages claims could result in liability in excess of U.S.$4 million. After an extended stay, the court appointed a special judge due to its declaration of the underlying matter and claim against ICA Miramar as complex litigation. The principal contractor subsequently amended its complaint against HTA and, in 2009, HTA filed its amended claim against ICA Miramar. The litigation remains in the discovery stage. On April 9, 2010, HTA and the principal contractor announced a settlement of the ongoing litigation against each other in court.
We do not believe a material loss is reasonably possible in this matter.
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
We do not believe a material loss is reasonably possible in this matter.
Ciudad Juarez Airport
Parties purporting to be former owners of land comprising a portion of GACN’s Ciudad Juarez International Airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government. As an alternative to recovery of this land, the claimants sought monetary damages of U.S.$120 million. On May 18, 2005, a Mexican court ordered GACN to return the disputed land to the plaintiffs.
However that decision, and three subsequent constitutional claims (juicios de amparo), permitted the case to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation since the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juarez Airport. On August 28, 2009, the Mexican federal government filed its answer to the claim, in which it requested that the trial be moved to Mexican federal jurisdiction. This petition is pending. In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or otherwise adverse to GACN, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, which we believe the terms of its concessions would require, our concession to operate the Ciudad Juarez Airport would terminate. In 2009, the Ciudad Juarez International Airport represented 4.8% of GACN’s revenue. Although we believe and have been advised by the Ministry of Communications and Transportation that under the terms of GACN’s concessions the termination of its Ciudad Juarez concession would not affect the validity of its remaining airport concessions and that the Mexican federal government would be obligated to indemnify GACN against any monetary or other damages resulting from the termination of its Ciudad Juarez concession or a definitive resolution of the matter in favor of the plaintiffs, we cannot assure you that we would be so indemnified.
We do not believe a material loss is reasonably possible in this matter.
Tejocotal — Nuevo Necaxa Highway Litigation
On July 5, 2007, Rafael Francisco Alvarez Guzman initiated a lawsuit against us claiming damages for alleged effects to four bodies of water near the Nuevo Necaxa-Tejocotal highway to which the National Water Commission (Comision Nacional de Aguas), or CAN, has granted him a concession for 40 years, which damage allegedly prevented his use of the water for commercial purposes. The claimant sought monetary damages of Ps.2,792 million based on his inability to sell the water to Coca-Cola, with which he has alleged to have a contract. The claimant also seeks monetary damages of Ps.5,584 million on the same basis with respect to Akuaforest Enterprise, S.A. de C.V., or Akuaforest, of which the plaintiff purports to have nearly 100% ownership. Additionally, Akuaforest claims damages of Ps.1,778 million to facilities on its properties allegedly caused by us.

Our co-defendants in the case are the Ministry of Communications and Transportation and the Bridge and Highway Trust of the Gulf of Mexico. After the co-defendants filed a motion arguing that they were not properly defendants in the case, the trial judge issued an order dismissing the case without prejudice so long as the case was re-filed only against us. We lost our first appeal of this ruling and are continuing the appeal process, which is currently in the amparo, or constitutional claim, stage. Our motion argued, in part, that dismissal was improper because (i) the co-defendants are proper parties to the case because they chose the route of the highway, the location of which allegedly caused the damages claimed by the plaintiff, (ii) that the location of the route did not in fact cause the damages alleged, and (ii) that a dismissal of the case would unduly prejudice us if the case is re-filed, since it is already procedurally advanced with all evidence taken and defenses known.
Although a loss for the full amount of damages sought in the lawsuit would be material, we believe the possibility of such loss to be remote.
Environmental Matters
There are currently no material legal or administrative proceedings pending against us with respect to any environmental matter in Mexico or the United States.
B. DIVIDENDS
We did not pay dividends in respect of our ordinary shares in any year between 2000 and 2009 and do not anticipate paying dividends in 2010.
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

	Mexican Stock		New York Stock
	Exchange		Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2005(1)	29.40	22.50	10.80	8.36
2006	42.63	25.54	15.75	9.80
2007(2)	75.48	38.65	28.04	13.90
2008	73.33	14.04	27.65	4.26
2009	35.49	14.49	10.85	4.79

(1)	Trading prices for our common stock and ADSs are stated on a post-reverse split basis. See “Item 3. Key Information.”

(2)	Trading prices of our ADSs in 2007 are stated after giving effect to the change in the ratio of CPOs to ADSs in August 2007. See “Item 3. Key Information.”
The following table sets forth, for the periods indicated, the reported high and low sales prices for our shares on the Mexican Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange.

	Mexican Stock		New York Stock
	Exchange		Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2008:
First Quarter	73.33	59.87	26.99	22.06
Second Quarter	70.99	61.81	27.65	23.62
Third Quarter	66.17	29.50	26.04	10.59
Fourth Quarter	32.96	14.04	12.09	4.26
2009:
First Quarter	26.47	18.80	7.47	4.79
Second Quarter	27.99	21.32	8.55	6.39
Third Quarter	31.99	20.60	9.75	5.95
Fourth Quarter	35.49	28.41	10.85	8.53
2010:
First Quarter	33.77	28.34	10.62	8.83
January	33.77	30.98	10.62	9.68
February	32.48	28.34	10.07	8.83
March	31.96	28.82	10.20	8.99
April	33.32	31.98	10.93	10.30
May	33.07	28.86	10.76	8.78
June (through June 21)	31.20	28.89	9.91	8.85
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
Our bylaws prohibit ownership of our shares by non-Mexican investors. As of December 31, 2009, 21% of our shares were represented by CPOs, and 32.94% of the CPOs were held by the depositary. As of December 31, 2009, 10% of our outstanding shares were represented by ADSs, and such ADSs were held by 56 holders with registered addresses in the United States. As of December 31, 2009, there were 645,687,012 shares outstanding.

As permitted by the Mexican Securities Market Law and the Rules promulgated by the Mexican Banking and Securities Commission, we may create a reserve fund from which we may repurchase our shares on the Mexican Stock Exchange at prevailing prices to the extent of funds remaining in this reserve account. We created this reserve account beginning in 1992. Any shares so repurchased will not be deemed to be outstanding for purposes of calculating any quorum or voting at a shareholders’ meeting during the period in which we own such shares. As of December 31, 1999, 2,570,000 shares had been repurchased. After 1999, we did not make any repurchases until October 9, 2008. On April 3, 2008, our shareholders approved the use of Ps. 750,530,992.30 for the repurchase reserve for the year 2008. In 2008, we repurchased 4,978,000 shares. On April 16, 2010, our shareholders approved the use of Ps.729,576,359.07 for the repurchase reserve for the year 2009. In 2009, we repurchased 371,500 shares. On April 16, 2010, our shareholders approved the use of Ps.726,788,981.40 for the repurchase reserve for the year 2010. See “Item 10. Additional Information — Purchase by the Company of its Shares.”
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
As of December 31, 2009, 125 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange. In 2009, the ten most actively traded equity issues (excluding banks) represented approximately 72.55% of the total volume of equity issues traded on the Mexican Stock Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors. There is no formal over-the-counter market for securities in Mexico. The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.
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
Organization and Register
We are a sociedad anonima bursatil de capital variable organized in Mexico under the Mexican Securities Market Law (Ley del Mercado de Valores) and the Mexican Companies Law (Ley General de Sociedades Mercantiles). We were registered in the Public Registry of Commerce of Mexico City on July 25, 1979, under folio number 8723. Our object and purpose according to Section 2 of our bylaws is (a) to hold an interest in the capital stock or equity of all types of legal persons; (b) to acquire any type of rights on all types of securities, of any type of legal person, as well as to dispose of and negotiate such securities; (c) to act as agent or representative of natural or legal persons; (d) to undertake all types of commercial or industrial activities allowed by law; (e) to obtain all types of loans or credit instruments; (f) to grant any type of financing or loan to companies, associations, trusts, and institutions in which the Company has an interest or holding; (g) to grant all types of personal and real guaranties, and guaranties for obligations or credit instruments to companies, associations, trusts, and institutions in which the Company has an interest or share; (h) to subscribe to and issue all types of credit instruments, as well as to endorse them; (i) to acquire, lease, usufruct, exploit, and sell chattels and real property required for its establishment, as well as to purchase and sell other things that are required to achieve its objectives; (j) to acquire, use and in general, dispose of industrial property rights, as well as copyrights, options thereon and preferences; and (k) to enter into, grant, and execute all acts, regardless of their legal nature, which it deems necessary or convenient for the realization of the aforementioned objectives, including associating with other national or foreign persons.
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
Changes in Share Capital and Preemptive Rights
The fixed portion of our capital stock may only be increased or decreased by resolution of an extraordinary general meeting, whereas the variable portion of our capital stock may be increased or decreased by resolution of an ordinary general meeting.
In the event of a capital increase, each holder of existing shares has a preferential right to subscribe for a sufficient number of new shares to maintain the holder’s existing proportionate holding of shares. Preemptive rights must be exercised within 15 days after publication of a notice of the capital increase in the Official Gazette of the Federation (Diario Oficial de la Federacion) or they will lapse. Preemptive rights may not be waived in advance by a shareholder except under limited instances, and cannot be represented by an instrument that is negotiable separately from the corresponding share. Shares issued by us in connection with an increase in its variable capital, with respect to which preemptive rights have not been exercised, may be sold by us on terms previously approved by the shareholders’ meeting or the Board of Directors, but in no event below the price at which they had been offered to shareholders.
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
Instruments for Trading Purposes and for Other-Than-Trading Purposes. At December 31, 2009, we had outstanding approximately Ps.7,409 million notional amount of derivative financial instruments for purposes other than trading and Ps.12,860 million notional amount of derivative financial instruments for trading (as classified according to financial reporting standards). We enter into derivative financial instruments to hedge our exposure to interest rate and foreign currency exchange risk related to the financing for our construction projects. When the related transaction complies with all hedge accounting requirements, we designate the derivative as a hedging financial instrument (either as a cash flow hedge, a foreign currency hedge or a fair value hedge) at the time we enter into the contract. When we enter into a derivative for hedging purposes from an economic perspective, but such derivative does not comply with all the requirements established by financial reporting standards to be hedging instruments, we designate the derivative as a trading instrument. Our policy is not to enter into derivative instruments for purposes of speculation. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies and Estimates.” There are no significant differences in the financial market risk to which our aggregated portfolios of instruments for trading purposes and those for other-than-trading purposes are exposed.
Interest Rate Risk
Interest Rate Sensitivity Analysis Disclosure
The sensitivity analyses below are based on the assumption of an unfavorable movement of basis points in interest rates, in the amounts indicated, applicable to each category of floating-rate financial liabilities. These sensitivity analyses covers all of our indebtedness and derivative financial instruments. We calculated our sensitivity by applying the hypothetical interest rate to our outstanding debt and adjusting accordingly for debt that is covered by our derivative financial instruments for such fluctuations.
At December 31, 2009, a hypothetical, instantaneous and unfavorable change of 100, 50 and 25 basis points in the interest rate applicable to floating-rate financial liabilities, including derivative financial instruments only if held for purposes other than trading, would have resulted in additional financing expense of approximately Ps.129 million, Ps.64 million and Ps.32 million per year, respectively. A hypothetical, instantaneous and unfavorable change of 100, 50 and 25 basis points in the interest rate applicable to floating-rate financial liabilities, including derivative financial instruments only if held for trading purposes, would have resulted in additional financing expense of approximately Ps.184 million, Ps.84 million and Ps.45 million per year, respectively.
Qualitative Information
Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2009, we had outstanding approximately Ps.23,214 million of indebtedness, of which 29% bore interest at fixed interest rates and 71% bore interest at floating rates of interest. At December 31, 2008, we had outstanding approximately Ps.17,828 million of indebtedness, of which 41% bore interest at fixed interest rates and 59% bore interest at floating rates of interest. The interest rate on our variable rate debt is determined by reference to the LIBOR and the TIIE rates.
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
At December 31, 2009, a hypothetical, instantaneous and unfavorable 15.26% change in the currency exchange rate applicable to our indebtedness, including derivative financial instruments only if held for purposes other than trading (and not including debt covered by trading instruments), would have resulted in an estimated foreign exchange loss of approximately Ps.11 million, reflecting the increased value in Mexican pesos of our foreign currency denominated indebtedness. A hypothetical, instantaneous and unfavorable 15.26% change in the currency exchange rate applicable to our indebtedness, including derivative financial instruments only if held for trading purposes (and not including debt covered by other-than-trading instruments), would have resulted in an estimated foreign exchange loss of approximately Ps.259 million, reflecting the increased value in Mexican pesos of our foreign currency denominated indebtedness.
Qualitative Information
Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the dollar. As of December 31, 2009, approximately 25% of our consolidated revenues and 37% of our indebtedness were denominated in foreign currencies, mainly U.S. dollars. An appreciation of the Mexican peso relative to the U.S. dollar would decrease our dollar revenues when expressed in Mexican pesos. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods, due to the translation of the financial results of our foreign subsidiaries, such as Rodio Kronsa. The majority of revenues and expenses of Rodio Kronsa are denominated in euros, so we believe we have a natural hedge for our exposure to exchange rate risk associated with our euro-denominated contracts. Several of our subsidiaries have lesser exposure to the foreign currency risk because a higher percentage of their revenues are denominated in U.S. dollars.
At December 31, 2009 and 2008, approximately 24% and 24% respectively, of our construction backlog was denominated in foreign currencies and approximately 58% and 46%, respectively, of our accounts receivable were denominated in foreign currencies. As of December 31, 2009 and 2008, approximately 18% and 15%, respectively, of our consolidated financial assets were denominated in foreign currencies, with the balance denominated in Mexican pesos. In addition, as of December 31, 2009 and 2008, approximately 37% and 37%, respectively, of our indebtedness was denominated in foreign currencies. Decreases in the value of the Mexican peso relative to the U.S. dollar could increase the cost in Mexican pesos of our foreign currency denominated costs and expenses and, unless contracted in the same currency as the source of repayment (as is our policy), of the debt service obligations with respect to our foreign currency denominated indebtedness. A depreciation of the Mexican peso relative to the dollar could also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased, unless the source of repayment is in the same currency as the indebtedness (as is our policy). Beginning in the second half of 2008, the Mexican peso substantially depreciated against the U.S. dollar, falling 33% from July 2 to December 31, 2008. The Mexican Peso stabilized in the first quarter of 2010.
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

Item 12. Description of Securities Other than Equity Securities
ADS Fees
The following table sets forth the fees and charges that a holder of our ADSs may have to pay, directly or indirectly.

Fee or Charge Amount for ADS Holder
Service	depositing or withdrawing shares	Payee

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Bank of New York Mellon

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Bank of New York Mellon

Any cash distribution to ADS registered holders	$.02 (or less) per ADS	Bank of New York Mellon

Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to the ADS holder had been shares and the shares had been deposited for issuance of ADSs	Bank of New York Mellon

Depositary services	$.02 (or less) per ADSs per calendar year	Bank of New York Mellon

Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	Registration or transfer fees	Bank of New York Mellon

Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary	Bank of New York Mellon

Converting foreign currency to U.S. dollars	Expenses of the depositary	Bank of New York Mellon

Other fees, as necessary	Taxes and other governmental charges the Bank of New York Mellon or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	Bank of New York Mellon

Other fees, as necessary	Any charges incurred by Bank of New York Mellon or its agents for servicing the deposited securities	Bank of New York Mellon
The depositary of our ADSs, The Bank of New York Mellon, collects its fees directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects these fees by deducting them from the amounts distributed or by selling a portion of distributable property to pay the fees. For example, the depositary may deduct from cash distributions, directly bill investors or charge the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for these services are paid.

We did not receive any amounts in 2009 from The Bank of New York Mellon, as depositary of our ADSs, in connection with the establishment, maintenance or operation of our ADS program.
The Bank of New York Mellon, as depositary of our ADSs, has agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, annual fees of related software programs, stationery, postage, facsimile, and telephone calls.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
(a) Disclosure Controls and Procedures
We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2009.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2009, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2009. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework.

Based on our assessment and those criteria, our management concluded that our company maintained effective internal control over financial reporting as of December 31, 2009.
Galaz, Yamazaki, Ruiz Urquiza, S.C. a member of Deloitte Touche Tohmatsu, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting.
(c) Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting
To the Board of Directors and Stockholders of Empresas ICA, S.A.B. de C.V.
Mexico, Distrito Federal
We have audited the internal control over financial reporting of Empresas ICA, S.A.B. de C.V. and Subsidiaries (the “Company”), as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company, and our report dated June 21, 2010 expressed an unqualified opinion on those financial statements and includes explanatory paragraphs regarding (1) the adoption of new financial reporting standards in 2009, including Financial Information Standard B-8, Consolidated or Combined Financial Statements and the early adoption of Interpretation to Financial Reporting Standard (“INIF”) 14, Construction Contracts, Sale of Real Property and Rendering of Related Services, (2) the recognition of a deferred income tax asset of Ps. 1,615 million Mexican pesos, income tax expense of Ps. 332 million Mexican pesos, a reduction of retained earnings Ps. 844 million Mexican pesos and an income tax liability of Ps. 2,791 million Mexican pesos in 2009 as a result of effects of new income tax reforms enacted in 2009 and their respective accounting treatment pursuant to INIF-18, Recognition of the Effects of the 2010 Tax Reform on Income Taxes, (3) the nature and effect of differences between Mexican Financial Reporting Standards (MFRS) and accounting principles generally accepted in the United States of America, and (4) that our audit also comprehended the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 2 to such consolidated financial statements.
Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu.
/s/ C.P.C. Ramon Arturo Garcia Chavez
C.P.C. Ramon Arturo Garcia Chavez
Mexico City, Mexico
June 21, 2010
(d) Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16C. Principal Accountant Fees and Services
Audit and Non-Audit Fees
The following table sets forth the fees billed to us by our principal accounting firm, Galaz, Yamazaki, Ruiz Urquiza, S.C., member of Deloitte Touche Tohmatsu, and its affiliates, which we collectively refer to as Deloitte, during the fiscal years ended December 31, 2009 and 2008:

	Total Fees
	As of December 31,
	2009		2008
	(Millions of Mexican pesos)
Fees
Audit fees	Ps.	39.9	Ps.	39.7
Audit-related fees		5.5		4.7
Tax fees		2.3		2.1
All other fees		5.4		6.2

Total	Ps.	53.1	Ps.	52.7

The “audit fees” line item in the above table is the aggregate fees billed by Deloitte in 2009 and 2008 in connection with the audit of our annual consolidated financial statements, including an audit on our compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the review of our quarterly financial statements, the review of the financial statements of certain subsidiaries and other statutory audit reports.
“Audit related fees” include other fees billed by Deloitte in 2009 and 2008 for assurance and related services that are reasonably related to the performance of the audit or review of our annual consolidated financial statements and are not reported under “audit fees”.
“Tax fees” include fees billed by Deloitte in 2009 and 2008 for services related to tax compliance.
The “all other fees” line item in the above table is the aggregate fees billed by Deloitte related to transfer pricing analysis, Mexican social security compliance and other advice.
Audit Committee Pre-Approval Policies and Procedures
Our Audit Committee approves all audit, audit-related services, tax services and other services provided by Deloitte. Any services provided by Deloitte that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement, subject to a de minimus exception allowing approval for certain services before completion of the engagement. In 2009, none of the fees paid to Deloitte were approved pursuant to the de minimus exception.
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

Approximate
Dollar Value of
Shares that May
				Total Number of	Yet be Purchased
				Shares Purchased	Under the Plans
				as Part of Publicly	or Programs
	Total Number of	Average Price		Announced Plans	(Millions of U.S.
2009	Shares Purchased	Paid per Share		or Programs	dollars)
January 1-31	—		—	—	—
February 1-28	—		—	—	—
March 1-31	371,500	Ps.	21.36	371,500	U.S.$ 55.7
April 1-30	—		—	—	—
May 1-31	—		—	—	—
June 1-30	—		—	—	—
July 1-31	—		—	—	—
August 1-31	—		—	—	—
September 1-30	—		—	—	—
October 1-31	—		—	—	—
November 1-30	—		—	—	—
December 1-31	—		—	—	—

Total	371,500	Ps.	21.36	371,500	U.S.$ 55.7

Item 16F. Changes in Registrant’s Certifying Accountant
Mancera, S.C., a member practice of Ernst & Young Global, or the Former Auditors, the independent registered public accounting firm that has audited the financial statements of our significant subsidiary ICA Fluor Daniel, S. de R.L. de C.V., was dismissed as auditors of ICA Fluor Daniel effective September 9, 2009. Accordingly, the Board of Directors of ICA Fluor Daniel has appointed Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu, or the Successor Auditors, as auditors for the financial statements of ICA Fluor Daniel effective December 4, 2009, for ICA Fluor Daniel’s fiscal year beginning January 1, 2009.
The report of the Former Auditors of ICA Fluor Daniel’s consolidated financial statements for the two prior fiscal years for which an audit report was issued and preceding the date of the Former Auditors’ dismissal did not contain an adverse or disclaimer of opinion, or other qualification or modification as to uncertainty, audit scope or accounting principles. Our Audit Committee has approved the hiring of the Successor Auditors and ICA Fluor Daniel’s Executive Committee has approved the change of auditors for ICA Fluor Daniel. There was no disagreement with the Former Auditors during the two most recent fiscal years preceding the change of auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the Former Auditors, would have caused the Former Auditors to make reference to the subject matter of such disagreement in connection with its report on ICA Fluor Daniel’s consolidated financial statements. Additionally, there were no reportable events between the Former Auditors and us during the two most recent fiscal years preceding the change of auditors.
See Exhibit 15.4 filed herewith for the response letter from the Former Auditors to this Item 16F. Changes in Registrant’s Certifying Accountant.
Item 16G. Corporate Governance
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

Our Board of Directors currently consists of eighteen members, of which nine are outside (i.e. non-management) directors. Eleven of our directors are independent directors within the meaning of the Mexican Securities Market Law. Ten of our directors are independent directors within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

NYSE Standards	Our Current Corporate Governance Practices
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

• providing an opinion on the nomination of the chief executive officer,

• assessing the performance of our senior management,

• providing an opinion on related party transactions,

• providing an opinion on compensation proposals for senior management,

• reviewing certain exemptive actions of the Board of Directors,

• proposing general guidelines for creating and monitoring compliance with our strategic plan,

• providing an opinion on the investment and financing policies our chief executive officer proposes,

NYSE Standards	Our Current Corporate Governance Practices
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

Our Corporate Practices, Finance and Planning Committee makes recommendations as to compensation for senior and middle management to the Board of Directors, which must approve such recommendations.

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

NYSE Standards	Our Current Corporate Governance Practices
• hiring independent counsel and other advisors as it deems necessary to carry out its duties, including the review of related-party transactions; and

• overseeing the performance of our outside auditor.

Equity compensation plans and material revisions thereto require shareholder approval, subject to limited exemptions. §303A.08	In accordance with Mexican law, our shareholders have approved our existing equity compensation plans at shareholder meetings, which plans are carried out by the board with respect to our executives.

A listed company must adopt and disclose corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waiver for directors or executive officers within four business days of such determination. §§303A.09, 303A.10

We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. We are required by Item 16B of this Form 20-F to disclose any waivers granted to our chief executive officer, chief financial and accounting officer and persons performing similar functions.

The CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and must promptly notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the NYSE corporate governance listing standards. §303A.12
Our CEO will promptly notify the NYSE in writing if any executive officer becomes aware of any material noncompliance with any applicable provisions of the NYSE corporate governance rules.

PART III
Item 17. Financial Statements
The Registrant has responded to Item 18 in lieu of this Item.
Item 18. Financial Statements
Reference is made to pages F-1 to F-84 of this annual report.
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

4.1
Participation Agreement dated as of June 14, 2000 thereto among Grupo Aeroportuario del Centro Norte, S.A. de C.V., the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Bancomext, and Aeropuertos y Servicios Auxiliares (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

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

8.1	Significant subsidiaries.*

11.1	Code of Ethics (English translation) as amended on January 26, 2009 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2008) (File No. 1-11080).

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of Galaz, Yamazaki, Ruiz Urquiza, S.C.*

15.2	Consent of Galaz, Yamazaki, Ruiz Urquiza, S.C.*

15.3	Consent of Mancera, S.C.*

15.4	Response Letter of Mancera, S.C. to Item 16F. Changes in Registrant’s Certifying Accountant.*

*	Filed herewith.
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
Date: June 22, 2010

INDEX TO FINANCIAL STATEMENTS
Consolidated Financial Statements of Empresas ICA, S.A.B. de C.V. and
Subsidiaries

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Empresas ICA, S. A. B. de C. V.
We have audited the accompanying consolidated balance sheets of Empresas ICA, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations and changes in stockholders’ equity for each of the three years in the period ended December 31, 2009, of cash flows for the years ended December 31, 2009 and 2008, and of changes in financial position for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We did not audit the consolidated financial statements of ICA Fluor Daniel, S. de R.L. de C.V., a subsidiary of the Company, as of December 31, 2008 and for the years ended December 31, 2008 and 2007, which statements reflect 5% of consolidated total assets as of December 31, 2008 and total revenues constituting 18% and 22% of consolidated total revenues for the years ended December 31, 2008 and 2007, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of the other auditors.
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
In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Empresas ICA, S.A.B. de C.V. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and changes in their stockholders’ equity for each of the three years in the period ended December 31, 2009, of their cash flows for the years ended December 31, 2009 and 2008, and of changes in their financial position for the year ended December 31, 2007, in conformity with Mexican Financial Reporting Standards (“MFRS”).
As mentioned in Note 3a, beginning January 1, 2009 the Company adopted new financial reporting standard B-8, Consolidated or Combined Financial Statements, as well as other new financial reporting standards mentioned therein, and early adopted Interpretation to Financial Reporting Standard (“INIF”) 14, Construction Contracts, Sale of Real Property and Rendering of Related Services, both issued by the Board for Research and Development of Financial Information Standards (“CINIF”). The effects of the adoption of these new standards are mentioned in Note 3 to the consolidated financial statements.
Pursuant to the application of the reforms to the Mexican Income Tax Law with respect to tax consolidation, such reforms taking effect on January 1, 2010, and in accordance with INIF-18, Recognition of the Effects of the 2010 Tax Reform on Income Taxes, issued by the CINIF, the Company recorded a deferred income tax asset of Ps.1,615 million Mexican pesos, an expense for income taxes of Ps.332 million Mexican pesos, a reduction in retained earnings of Ps.844 million Mexican pesos, and an increase in the income tax payable liability of Ps.2,791 million Mexican pesos (see Notes 1 and 20).

MFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 29 to the accompanying consolidated financial statements.
The 2008 consolidated statements of cash flows have been restated as discussed in Notes 3 and 29.
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
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 21, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting based on our audit.
Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu
C. P. C. Ramón Arturo García Chávez
Mexico City, Mexico
June 21, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Partners of
ICA Fluor Daniel, S. de R.L. de C. V.
We have audited the consolidated balance sheet of ICA Fluor Daniel, S. de R.L. de C.V. and Subsidiaries as of December 31, 2008, and the related consolidated statements of income and changes in net worth for each of the two years in the period ended December 31, 2008 and the consolidated statement of cash flows for the year ended December 31, 2008 and the consolidated statement of changes in financial position for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ICA Fluor Daniel, S. de R.L. de C.V. and Subsidiaries at December 31, 2008, and the consolidated results of their operations and changes in their net worth for each of the two years in the period ended December 31, 2008, their consolidated cash flows for the year ended December 31, 2008 and their changes in financial position for the year ended December 31, 2007, in conformity with Mexican Financial Reporting Standards, which differ in certain significant respects from U.S. generally accepted accounting principles, as described in Note 23 to the consolidated financial statements.
      Mancera, S.C.
A Member Practice of
Ernst & Young Global
Luis F. Ortega
Mexico City
April 24, 2009

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Mexican pesos)

	Millions of
	U.S. Dollars
	(Convenience
	Translation Note 2)
	December 31,	December 31,
	2009	2009		2008
ASSETS:
Cash and cash equivalents (Note 4)	$205	Ps.	2,677,581	Ps.	3,821,404
Restricted cash (Note 5)	109		1,419,572		1,031,600
Customers, net (Note 6)	640		8,352,364		6,551,799
Other receivables, net (Note 8)	168		2,196,396		1,575,982
Inventories, net (Note 9)	52		685,418		698,113
Real estate inventories (Note 10)	224		2,927,050		3,402,518
Advances to subcontractors and other	135		1,763,746		1,448,835

Current assets	1,533		20,022,127		18,530,251

Restricted cash (Note 5)	32		413,514		378,921
Customers, net (Note 6)	685		8,941,283		2,941,170
Non-current receivables, net	77		1,002,634		511,994
Real estate inventories (Note 10)	216		2,821,949		1,665,890
Investment in concessions, net (Note 11)	1,762		23,012,976		18,904,110
Investment in associated companies	6		82,953		246,291
Property, plant and equipment, net (Note 12)	327		4,272,580		3,309,310
Other assets, net (Note 13)	196		2,560,445		3,044,171
Deferred income taxes (Note 20)	124		1,614,844		—

Total assets	$4,958	Ps.	64,745,305	Ps.	49,532,108

(Continued)
The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Mexican pesos)

	Millions of
	U.S. Dollars
	(Convenience
	Translation Note 2)
	December 31,	December 31,
	2009	2009		2008
LIABILITIES:
Notes payable (Note 14)	$281	Ps.	3,674,723	Ps.	3,630,021
Current portion of long-term debt (Note 18)	50		657,349		273,422
Trade accounts payable	371		4,840,544		2,886,876
Income taxes and statutory employee profit sharing	25		321,531		290,489
Accrued expenses and other (Note 15)	343		4,475,302		3,185,994
Provisions (Note 16)	39		503,131		408,294
Advances from customers	223		2,917,237		2,591,973

Current liabilities	1,332		17,389,817		13,267,069

Long-term debt (Note 18)	1,439		18,795,449		13,924,518
Deferred statutory employee profit sharing (Note 24)	1		18,621		7,096
Income taxes (Note 20)	419		5,472,378		1,978,655
Derivative financial instruments (Note 17)	88		1,152,788		2,391,051
Other long-term liabilities	88		1,150,193		530,645

Total liabilities	3,367		43,979,246		32,099,034

Commitments and contingencies (Note 21)

STOCKHOLDERS’ EQUITY (Note 22):
Common stock	684		8,925,990		6,833,873
Additional paid-in capital	538		7,024,998		6,122,394
Reserve for repurchase of shares	56		726,789		729,577
Retained earnings	62		806,810		1,045,754
Cumulative translation effects of foreign subsidiaries	(4)		(48,317)		(52,425)
Valuation of financial instruments	(48)		(630,569)		(464,692)

Controlling interest	1,288		16,805,701		14,214,481
Noncontrolling interest (Note 23)	303		3,960,358		3,218,593

Total stockholders’ equity	1,591		20,766,059		17,433,074

Total liabilities and stockholders’ equity	$4,958	Ps.	64,745,305	Ps.	49,532,108

(Concluded)
The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Thousands of Mexican pesos , except per share data)

	Millions of
	U.S. Dollars
	(Convenience
	Translation Note 2)
	Year Ended
	December 31,	Year Ended December 31,
	2009	2009		2008		2007
Revenues:
Construction	$1,921	Ps.	25,091,713	Ps.	17,234,013	Ps.	13,655,943
Real estate, concessions and other	443		5,779,649		5,517,009		4,489,559

Total revenues	2,364		30,871,362		22,751,022		18,145,502

Costs:
Construction	1,745		22,785,700		15,904,243		11,599,521
Real estate, concessions and other	271		3,541,319		2,969,031		3,455,223

Total costs	2,016		26,327,019		18,873,274		15,054,744

Gross profit	348		4,544,343		3,877,748		3,090,758
Selling, general and administrative expenses	161		2,098,924		2,091,648		1,800,191

Operating income	187		2,445,419		1,786,100		1,290,567

Other (income) expenses, net (Note 24)	(53)		(687,423)		(95,265)		(36,207)
Comprehensive financing cost, net (Note 25):
Interest expense	79		1,032,525		1,023,395		1,022,397
Interest income	(29)		(372,714)		(395,007)		(497,981)
Exchange loss (gain), net	8		105,419		(115,976)		(75,298)
Effects of valuation of financial instruments	—		2,224		28,545		2,709

	58		767,454		540,957		451,827
Share in loss (income) of associated companies	9		114,256		432,607		(10,828)

Income before income taxes	173		2,251,132		907,801		885,775
Income taxes (Note 20)	105		1,367,500		302,026		1,883,470

Consolidated net income (loss)	$68	Ps.	883,632	Ps.	605,775	Ps.	(997,695)

Controlling interest	$46	Ps.	595,333	Ps.	394,105	Ps.	(918,626)
Noncontrolling interest	22		288,299		211,670		(79,069)

Consolidated net income (loss)	$68	Ps.	883,632	Ps.	605,775	Ps.	(997,695)

Earnings (loss) per common share:
Income (loss) of controlling interest	$0.08	Ps.	1.05	Ps.	0.79	Ps.	(2.13)
Weighted average shares outstanding (000’s)	565,644		565,644		497,263		432,198
The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A.B.DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(In thousands of Mexican pesos except for share data) (Notes 22 and 23)

	Common Stock					Additional		Reserve for
		Amount				Paid-in		Repurchase
	Shares	Value		Restatement		Capital		of Shares

Balance at January 1, 2007	405,177,479	Ps.	5,645,005	Ps.	479,268	Ps.	1,765,100	Ps.	676,531
Inflation restatement factor effect	—		—		(28,201)		(8,127)		—
Application of earnings from prior years	—		—		—		(34,183)		74,000
Decrease in noncontrolling interest (Note 23)	—		—		—		—		—
Issuance of common stock	92,852,428		1,256,836		24,815		4,622,446		—
Effect from acquisition of noncontrolling interest	—		—		—		—		—
Comprehensive loss:	—		—		—		—		—
Net loss for the year	—		—		—		—		—
Translation effects of foreign subsidiaries	—		—		—		—		—
Effect of valuation of derivative financial instruments of subsidiaries	—		—		—		—		—
Gain from holding non monetary assets	—		—		—		—		—

Comprehensive loss	—		—		—		—		—

Balance at December 31, 2007	498,029,907		6,901,841		475,882		6,345,236		750,531
Application of earnings from prior years	—		—		(475,882)		(231,801)		—
Decrease in noncontrolling interest (Note 23)	—		—		—		—		—
Issuance of common stock	151,845		1,007		—		8,959		—
Repurchase of shares	(4,978,000)		(68,975)		—		—		(20,954)
Effect from acquisition of noncontrolling interest	—		—		—		—		—
Comprehensive loss:	—		—		—		—		—
Net income for the year	—		—		—		—		—
Translation effects of foreign subsidiaries	—		—		—		—		—
Effect of valuation of derivative financial instruments of subsidiaries and associated companies	—		—		—		—		—

Comprehensive loss	—		—		—		—		—

Balance at December 31, 2008	493,203,752		6,833,873		—		6,122,394		729,577
Increase in noncontrolling interest (Note 23)	—		—		—		—		—
Issuance of common stock	152,854,760		2,097,265		—		902,604		—
Repurchase of shares	(371,500)		(5,148)		—		—		(2,788)
Effect from acquisition of noncontrolling interest	—		—		—		—		—
Effect of recording income tax liability as a result of the tax reform
Comprehensive income :	—		—		—		—		—
Net income for the year	—		—		—		—		—
Translation effects of foreign subsidiaries	—		—		—		—		—
Effect of valuation of derivative financial instruments of subsidiaries and associated companies	—		—		—		—		—

Comprehensive income	—		—		—		—		—

Balance at December 31, 2009	645,687,012	Ps.	8,925,990	Ps.	—	Ps.	7,024,998	Ps.	726,789

(Continued)

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(In thousands of Mexican pesos except for share data) (Note 22 and 23)

			Excess		Cumulative
			(Insufficiency)		Translation				Non-controlling
			From		Effects of		Valuation of		interest in		Total
	Retained		Restatement of		Foreign		Financial		Consolidated		Stockholders’
	Earnings		Common Stock		Subsidiaries		Instruments		Subsidiaries		Equity

Balance at January 1, 2007	Ps.	1,434,054	Ps.	(34,072)	Ps.	7,548	Ps.	—	Ps.	4,187,966	Ps.	14,161,400
Inflation restatement factor effect		(9,940)		160		—		—		(19,285)		(65,393)
Application of earnings from prior years		(74,000)		34,183		—		—		—		—
Decrease in noncontrolling interest (Note 23)		—		—		—		—		(292,620)		(292,620)
Issuance of common stock		—		—		—		—		—		5,904,097
Effect from acquisition of noncontrolling interest		(530,891)		—		—		—		—		(530,891)
Comprehensive loss:
Net loss for the year		(918,626)		—		—		—		(79,069)		(997,695)
Translation effects of foreign subsidiaries		—		—		7,524		—		—		7,524
Effect of valuation of derivative financial instruments of subsidiaries		—		—		—		5,160		—		5,160
Gain from holding non monetary assets		—		14,140		—		—		—		14,140

Comprehensive loss		(918,626)		14,140		7,524		5,160		(79,069)		(970,871)

Balance at December 31, 2007		(99,403)		14,411		15,072		5,160		3,796,992		18,205,722
Application of earnings from prior years		722,094		(14,411)		—		—		—		—
Decrease in noncontrolling interest (Note 23)		—		—		—		—		(680,647)		(680,647)
Issuance of common stock		—		—		—		—		—		9,966
Repurchase of shares		—		—		—		—		—		(89,929)
Effect from acquisition of noncontrolling interest		28,958		—		—		—		—		28,958
Comprehensive loss:
Net income for the year		394,105		—		—		—		211,670		605,775
Translation effects of foreign subsidiaries		—		—		(67,497)		—		—		(67,497)
Effect of valuation of derivative financial instruments of subsidiaries and associated companies		—		—		—		(469,852)		(109,422)		(579,274)

Comprehensive loss		394,105		—		(67,497)		(469,852)		102,248		(40,996)

Balance at December 31, 2008		1,045,754		—		(52,425)		(464,692)		3,218,593		17,433,074
Increase in noncontrolling interest (Note 23)		—		—		—		—		456,261		456,261
Issuance of common stock		—		—		—		—		—		2,999,869
Repurchase of shares		—		—		—		—		—		(7,936)
Effect from acquisition of noncontrolling interest		9,799		—		—		—		—		9,799
Effect of recording income tax liability as a result of the tax reform		(844,076)		—		—		—		—		(844,076)
Comprehensive income:
Net income for the year		595,333		—		—		—		288,299		883,632
Translation effects of foreign subsidiaries		—		—		4,108		—		—		4,108
Effect of valuation of derivative financial instruments of subsidiaries and associated companies		—		—		—		(165,877)		(2,795)		(168,672)

Comprehensive income		595,333		—		4,108		(165,877)		285,504		719,068

Balance at December 31, 2009	Ps.	806,810	Ps.	—	Ps.	(48,317)	Ps.	(630,569)	Ps.	3,960,358	Ps.	20,766,059

(Concluded)
The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2009 and 2008
(Indirect Method)
(Thousands of Mexican pesos)

	Millions of
	U.S. Dollars
	(Convenience
	Translation Note 2)
	Year Ended
	December 31,	December 31,		December 31,
	2009	2009		2008
Operating activities:
Income before income taxes	$172	Ps.	2,251,132	Ps.	907,801
Items related to investing activities:
Depreciation and amortization	98		1,273,307		919,615
Loss (gain) on sale of property, plant and equipment	1		13,771		(10,611)
Reversal of impairment of long lived assets	(52)		(680,554)		—
Adjustment for valuation of long-term investment	1		11,571		—
Effect of change of participation in subsidiary	1		6,620		—
Share in loss of associated companies	9		114,256		432,607
Items related to financing activities:
Interest expense	104		1,363,497		1,201,817
Unrealized exchange rate fluctuation	(21)		(268,729)		485,188
Valuation of derivative financial instruments	38		498,105		75,333

	351		4,582,976		4,011,750
Changes in operating assets and liabilities:
Customers	(504)		(6,579,579)		(4,036,375)
Inventories and other assets	1		12,695		(1,872,151)
Real estate inventories	(31)		(399,718)		(2,062,634)
Other receivables	(183)		(2,391,851)		409,326
Trade accounts payable	129		1,689,256		308,793
Advances from customers	17		225,212		1,754,550
Other current liabilities	53		694,475		(21,025)

Net cash used in operating activities	(167)		(2,166,534)		(1,507,766)

Investing activities:
Investment in machinery and equipment	(96)		(1,255,511)		(1,855,176)
Proceeds from sale of machinery and equipment	17		225,342		60,826
Business acquisitions	(15)		(193,668)		(532,694)
Investment in concessions and other long-term assets	(201)		(2,627,807)		(2,059,593)
Dividends received	1		8,140		2,826
Collections (grants) of loans	(77)		(1,007,195)		(164,135)

Net cash used in investing activities	(371)		(4,850,699)		(4,547,946)

Cash to be obtained from financing activities	(538)		(7,017,233)		(6,055,712)

Financing activities:
Proceeds from long-term debt	648		8,455,842		7,383,378
Payments of long-term debt	(208)		(2,714,444)		(455,300)
Payments under leasing agreements	(1)		(12,587)		(25,324)
Interest paid	(130)		(1,694,471)		(1,127,059)
Increase in common stock (2009 net of Ps.89,890 of issuance expenses)	228		2,979,279		9,966
Derivative financial instruments	(38)		(499,630)		(92,702)
Repurchase of shares	(1)		(7,936)		(89,930)
Decrease in noncontrolling interest	(19)		(249,463)		(660,235)

Net cash provided by financing activities	479		6,256,590		4,942,794

(Continued)

	Millions of
	U.S. Dollars
	(Convenience
	Translation Note 2)
	Year Ended
	December 31,
	2009	2009		2008

Net decrease in cash and cash equivalents	(59)		(760,643)		(1,112,918)

Effect of exchange rate changes on cash	3		39,385		(169,117)

Cash and cash equivalents at beginning of period (restricted cash included of Ps.1,410,521)	402		5,231,925		6,513,960

Cash and cash equivalents at the end of period (restricted cash included of Ps.1,833,086)	$346	Ps.	4,510,667	Ps.	5,231,925

Additional information:
During the years ended December 31, 2009 and 2008, the Company paid income taxes of Ps.272,527 and Ps.273,503, and acquired fixed assets through leasing agreements and other financing agreements for Ps.36,257 and Ps.593,518, respectively.
The accompanying notes are an integral part of these consolidated financial statements.
(Concluded)

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
For the Year Ended December 31, 2007
(Thousands of Mexican pesos)

OPERATING ACTIVITIES:
Consolidated loss income	Ps.	(997,695)
Add (deduct) non-cash items:
Depreciation and amortization		666,101
Deferred income tax		1,727,872
Gain on sale of property, plant and equipment and concessions		(944)
Share in income of associated companies, net of dividends received in 2007		(6,594)
Gain on sale of investments in shares		(6,913)
Labor obligations		34,025
Decrease in provisions for long-term liabilities		(42,228)

		1,373,624
Changes in operating assets and liabilities:
Customers		9,150,512
Advances from customers		(1,032,213)
Other receivables and other current assets		76,998
Inventories		(169,378)
Real estate inventories		(931,597)
Trade accounts payable		(145,791)
Other current liabilities		95,981

Net resources generated by operating activities		8,418,136

(Continued)

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
(Thousands of Mexican pesos)

	December 31
	2007
FINANCING ACTIVITIES:
Net change in notes payable		1,621,269
Proceeds from long-term debt		2,285,164
Derivative financial instruments		52,323
Effects of inflation and exchange rates on long-term debt		(537,383)
Repayments of long-term debt		(9,768,319)
Issuance of common stock of controlling interest, net of issuance expenses for Ps. 189,371		5,904,097
Decrease in noncontrolling interest		(617,486)
Other		(242,554)

Net resources used in financing activities		(1,302,889)
INVESTING ACTIVITIES:
Investment in property, plant and equipment		(457,399)
Investment in concessions		(4,531,346)
Investment in associated companies		(205,766)
Proceeds from sale of property, plant and equipment		70,659
Loan due to affiliated company		(38,567)
Proceeds from sale of investments in associated companies		23,975
Other assets		(370,174)

Net resources used in investing activities		(5,508,618)

Net increase in cash and cash equivalents		1,606,629
Effects of inflation and exchange rate changes on cash		(10,883)
Cash, restricted cash and cash equivalents at beginning of period		4,918,214

Cash, restricted cash and cash equivalents at end of period	Ps.	6,513,960

(Concluded)
The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007
(Thousands of Mexican pesos, except as otherwise indicated)
1. Activities
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
Significant events
Tax reform — In December 2009, modifications were published to the Income Tax Law (“LISR”) (“Tax Reform”), effective as of 2010, which establish that: a) the payment of income tax on benefits received from tax consolidation of subsidiaries, obtained in the years 1999 through 2004, must be made in partial installments from the year 2010 until 2014 and b) the tax on benefits obtained from the tax consolidation of subsidaries for 2005 and subsequent years will be paid during the sixth through tenth years after that in which the benefit was obtained. The payment of the tax on the dividends distributed between companies that consolidate for tax purposes, made in years prior to 1999, could also be required in some cases, as established in tax provisions, such as upon sale of the shares of the controlled companies or at the time the Group eliminates the tax consolidation regime, among others.
In accordance with current tax provisions and the Interpretation to Financial Reporting Standards (“INIF”) 18, Recognition of the Effects of the 2010 Tax Reform on Income Taxes”, published by the Mexican Board for the Research and Development of Financial Reporting Standards (“CINIF”), ICA recognized as of December 31, 2009, tax liabilities of Ps.2,791 million, a deferred tax asset of Ps.1,615 million, a charge to results of Ps.332 million and a charge to accumulated results of Ps.844 million (see Note 20).
Stockholders’ equity increase — In July 2009, ICA carried out a global primary placement of 150 million shares for a total amount of Ps.3,005,731 (nominal value). 70% of these shares were placed with institutional investors abroad, through an offering that was registered under the U.S. Securities Act of 1933, while the remaining 30% were placed on the Mexican market. Also, in September and October 2007, ICA carried out a global primary placement of 90 million shares for a total amount of Ps.5,850,333 (nominal value). 60% of these shares were placed with institutional investors abroad, while the remaining 40% were placed on the Mexican market.
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
Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2009 and for the year then ended have been translated into U.S. dollar amounts at the rate of 13.0576 pesos per U.S. dollar, the noon buying rate for pesos on December 31, 2009 as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

b. Classification of costs and expenses
Costs and expenses presented in the consolidated statements of operations were classified according to their function due to the various business activities of the subsidiaries. Consequently, cost of sales is presented separately from other costs and expenses.
c. Income from operations
Income from operations is the result of subtracting cost of sales and general expenses from net sales. While NIF B-3, Statement of Income, does not require inclusion of this line item in the consolidated statements of operations, it has been included for a better understanding of the Company’s economic and financial performance.
d. Comprehensive income (loss)
Comprehensive income (loss) presented in the accompanying consolidated statements of changes in stockholders’ equity represents the Company’s total activity during each year and is comprised of the net income (loss) for the year, plus other comprehensive income (loss) items for the same period which, in accordance with MFRS, are presented directly in stockholders’ equity without affecting the consolidated statements of operations. Other comprehensive income (loss) is represented by the effects of translation of foreign operations and evaluation of derivative financial instruments of subsidiaries and associated companies. Upon realization of assets and settlement of liabilities giving rise to other comprehensive income (loss) items, the latter are recognized in the statement of operations. Upon realization of assets and settlement of liabilities giving rise to other comprehensive income (loss) items, the latter are reclassified to the statement of operations.
e. Principles of consolidation
Financial statements of those companies in which ICA owns more than 50% of the capital stock or owns less than 50% of such capital stock but effectively controls such entity are consolidated within the financial statements. The assets, liabilities, revenues, costs and expenses of companies or associations subject to contractually agreed joint control are included in the consolidated financial statements using proportionate consolidation in accordance with International Accounting Standard No. 31, Interests in Joint Ventures, supplementally applied pursuant to NIF A-8, Supplemental Standards. All the intercompany balances and transactions have been eliminated in consolidation. The principal subsidiaries that are proportionately consolidated are: ICA Fluor Daniel, S. de R.L de C.V. and subsidiaries (“ICAFD”) (see Note 3a), Grupo Rodio Kronsa, S.A.; Servicios de Agua de Querétaro, S.A. de C.V., Constructora Nuevo Necaxa Tihuatlán, S.A. de C.V. and Autovía Nuevo Necaxa Tihuatlán, S.A. de C.V. The subsidiaries Viabilis Infraestructura, S.A.P.I. de C.V. and Autovía Urbana TT, S.A. de C.V., are fully consolidated beginning July 2009 as a result of obtaining control of such entites as of such date.
The financial statements of the companies that are included in these consolidated financial statements and have a fiscal year-end other than December 31 are converted to a December 31 year-end, except for the financial statements of Grupo Rodio Kronsa, S.A., which are proportionately consolidated with an October 31 year-end.
The principal consolidated subsidiaries are as follows:

	Direct and Indirect
	Ownership Percentage
Subsidiary	2009	2008	Activity
	%	%
Sub-Holding:
Constructoras ICA, S.A. de C.V.	100	100	Construction
Controladora de Empresas de Vivienda, S.A. de C.V.	100	100	Housing development
Controladora de Operaciones de Infraestructura, S.A. de C.V.	100	100	Concessions
Operating:
Ingenieros Civiles Asociados, S.A. de C.V.	100	100	Heavy and urban construction
ICA Fluor Daniel, S. de R.L. de C.V. (1)	51	51	Industrial construction
ICA Panamá, S.A.	100	100	Highway concessions
Grupo Aeroportuario del Centro Norte, S.A.B. de C. V. (“GACN”)	59	58	Managing and operating airport concessions
Constructora Hidroeléctrica La Yesca, S.A. de C.V.	99	67	Construction of the La Yesca hydroelectric plant

(1)	Consolidated in proportion to the participation of the Company’s subsidiary (see Note 3a).

f. Acquisition of subsidiaries
On September 30, 2009, ICA acquired, for Ps.193 million, 100% of the common stock shares of Construcciones y Trituraciones, S.A. de C.V. (“COTRISA”), a company which specializes in tunnels, underground construction works and water management projects. The balance sheet of COTRISA is consolidated as of September 2009 and its income statement is consolidated as of October 1, 2009.
In March 2008, ICA acquired all of the stock of Consorcio del Mayab, S.A. de C.V. (see Note 11). The financial statements, after assigning the cost of the business acquisition to the assets acquired and the liabilities assumed as of the acquisition date, based on their fair value, are as follows:

	Balances as of
	March 1, 2008

Current assets and others	Ps.	526,134
Investment in concessions (1)		2,915,893

Total assets		3,442,027

Current liabilities		261,679

Long-term debt		2,268,718

Total liabilities		2,530,397

Net assets acquired	Ps.	911,630

(1)
The Ps. 912 million paid, which includes direct expenses attributable to the acquisition, was lower than the fair value of the acquired net assets. The excess of the fair value over the cost of the acquired net assets generated in this transaction for Ps. 131 million was applied by reducing the investment in concessions as established in Bulletin B-7, Business Acquisitions.

Condensed financial information of Consorcio del Mayab from January 1 to February 29, 2008, and for the year ended December 31, 2007 is as follows:

	2008		2007
	(Unaudited)		(Unaudited)

Revenues	Ps.	65,546	Ps.	385,707

Income from operations		56,624		182,365

Net income		14,434		46,117
Pro forma condensed financial information of ICA including Consorcio del Mayab, for the years ended December 31, 2008 and 2007 is as follows:

	2008		2007

Revenues	Ps.	22,816,568	Ps.	18,531,209

Income from operations		1,842,724		1,472,932

Consolidated net income (loss)		620,209		(951,578)

Net income (loss) of controlling interest		408,539		(872,509)

Earnings (loss) per share of controlling interest		0.82		(2.02)

g. Translation of financial statements of foreign subsidiaries
To consolidate financial statements of foreign subsidiaries, the accounting policies of the foreign entity are converted to MFRS using the currency in which transactions are recorded except for the application of NIF B-10, Effects of Inflation, when the foreign entity operates in an inflationary environment, since this NIF applies to financial statements that have been measured using the functional currency. The financial statements of the subsidiaries are subsequently translated to Mexican pesos considering the following methodologies:
Non-inflationary economic environment
Foreign operations whose functional currency is the same as the currency in which transactions are recorded translate their financial statements using the following exchange rates: 1) the closing exchange rate in effect at the balance sheet date for assets and liabilities; 2) historical exchange rates for stockholders’ equity, and 3) the rate on the date of accrual of revenues, costs and expenses. Translation effects are recorded in stockholders’ equity.
Inflationary economic environment
Foreign operations whose functional currency is the same as the currency in which transactions are recorded, first restate their financial statements in currency of purchasing power as of the date of the balance sheet, using the price index of the country of origin of the functional currency, and subsequently translate those amounts to Mexican pesos using the closing exchange rate in effect at the balance sheet date for all items. Translation effects are recorded in stockholders’ equity.
3. Summary of Significant Accounting Policies
a. Accounting changes
Beginning January 1, 2009, the Company adopted the following new NIFs and INIFs:
• NIF B-7, Business Acquisitions, requires valuation of non-controlling interest (formerly minority interest) at fair value, as of the date of acquisition, and recognition of the total goodwill at fair value. NIF B-7 also establishes that transaction expenses should not form part of the purchase consideration and restructuring expenses should not be recognized as an assumed liability.
• NIF C-7, Investments in Associated Companies and Other Permanent Investments, requires valuation, through the equity method, of investments in special purpose entities over which the Company has significant influence. It also requires consideration of potential voting rights to analyze whether significant influence exists. NIF C-7 establishes a specific procedure and sets a limit for the recognition of losses in associated companies, and requires that the investment in associated companies include the related goodwill.
• NIF D-8, Share-based Payments, sets the rules for recognition of transactions involving share-based payments (at fair value of goods received, or fair value of equity instruments granted), including granting employees the option to purchase Company shares, thus eliminating supplemental application of International Financial Information Standard No. 2, Share-based Payments.
• NIF B-8, Consolidated or Combined Financial Statements, establishes that special purpose entities over which the Company has control should be consolidated. It also establishes the option of presenting separate financial statements for intermediate controlling entities, provided certain requirements are met. NIF B-8 also requires consideration of potential voting rights to analyze whether control exists.
With the enactment of this standard and considering specifically the additional elements to determine the existence of control over the financial and operating policies of a subsidiary, without considering the equity percentage held, the Company’s management reevaluated its investments in certain of its consolidated subsidiaries and concluded that control is shared in ICA Fluor Daniel, S. de R.L. de C.V. (“ICAFD”) and subsidiaries, even though it holds 51% of the voting stock. Therefore, as of the year ended December 31, 2009, the investment is consolidated proportionately. In accordance with the transitional provisions of NIF B-8, the financial statements presented for purposes of comparison were recasted to conform them to this new standard, as illustrated below.

• INIF 14, Contracts, Sale of Real Property and Rendering of Related Services — As of January 1, 2009, the Company early adopted INIF 14, which is a supplement to Bulletin D-7, Construction and Manufacturing Contracts for Certain Capital Assets. INIF 14, effective January 1, 2010, focuses on defining whether a contract refers to the construction of real estate, sale of real estate, or rendering of related services. For those entities in which there is a contractual obligation to deliver the real estate to the buyer and the buyer has as a limited capacity to influence the design of the real estate, the transaction is considered a sale of real property for which revenue is not recognized until the sale is formalized. Consequently, as of January 1, 2009, revenue from housing sales is only recognized when title has legally transferred to the buyer. Through December 31, 2008, housing sales were recognized when construction of the home was complete and the customer had secured financing or when title had transferred. The accompanying consolidated financial statements have been recasted for the retrospective application of this change in revenue recognition, as required by INIF 14, as illustrated below.
The retroactive effects in the consolidated financial statements at December 31, 2008 and for the years ended December 31, 2008 and 2007 as a result of the adoption of NIF B-8 and INIF 14 are summarized below:

						ICAFD
				Adjustment for		Proportionate
	As previously			adoption of		consolidation
Balance Sheet:	presented			INIF 14		adjustment	As recasted

Current assets	Ps.	20,940,513	Ps.	(215,500)	Ps.	(2,194,762)	Ps.	18,530,251
Non-current assets		31,136,306		—		(134,449)		31,001,857
Current liabilities		14,817,873		(20,218)		(1,530,586)		13,267,069
Long-term liabilities		19,049,489		(43,977)		(173,547)		18,831,965
Stockholders’ equity		18,209,457		(151,305)		(625,078)		17,433,074

						ICAFD
				Adjustment for		Proportionate
	As previously			adoption of		consolidation
Statements of Operations	presented			INIF 14		adjustment	As recasted

2008:
Revenues	Ps.	27,243,023	Ps.	(397,255)	Ps.	(4,094,746)	Ps.	22,751,022
Costs and expenses		25,254,807		(321,324)		(3,968,561)		20,964,922
Consolidated net income		785,713		(58,780)		(121,158)		605,775
Income of controlling interest		452,885		(58,780)		—		394,105
Earnings per share		0.91		—		—		0.79
2007:
Revenues	Ps.	22,489,019	Ps.	(364,017)	Ps.	(3,979,500)	Ps.	18,145,502
Costs and expenses		20,938,611		(292,995)		(3,790,681)		16,854,935
Consolidated net loss		(784,851)		(44,199)		(168,645)		(997,695)
Loss of controlling interest		(874,427)		(44,199)		—		(918,626)
Loss per share		(2.02)		—		—		(2.13)

b. 2008 statement of cash flows
The non-cash effects of the valuation of derivative financial instrument liabilities that were presented in the 2008 cash flows statement as an increase in cash flows from financing activities for an amount of Ps. 2,125,666 should have been presented as a decrease of cash flows used in operating activities. As a result, the net cash flows obtained from financing activities decreased from Ps. 7,219,445 to Ps.5,093,779 and the net cash flows used in operating activities decreased from Ps. (3,779,916) to Ps. (1,654,250). Consequently, the 2008 consolidated statement of cash flows has been restated. This restatement in 2008, along with the adjustments applied to the statement of cash flows for the year ended December 31, 2008 and to the statement of changes in financial position for the year ended December 31, 2007, derived from the adoption of new accounting standards mentioned in 3.a. above, are shown below:

				Adjustment for
				adoption of
				INIF 14 and
				proportionate
		As previously		consolidated of ICA
Statements of cash flows		presented		FD	Other adjustments		As restated
2008:
Operating activities	Ps.	(3,779,916)	Ps.	146,484	Ps.	2,125,666	Ps.	(1,507,766)
Investing activities		(4,400,283)		147,663		—		(4,547,946)
Financing activities		7,219,445		(150,985)		(2,125,666)		4,942,794
Cash and cash equivalents at the end of period		5,996,347		(764,442)		—		5,231,925

				Adjustment for
				adoption of
				INIF 14 and
				proportionate
Statement of changes in	As previously			consolidated of ICA
financial position	presented			FD	As recasted
2007:
Operating activities	Ps.	8,312,910	Ps.	105,226	Ps.	8,418,136
Financing activities		(1,269,625)		(33,264)		(1,302,889)
Investing activities		(5,552,679)		44,061		(5,508,618)
Cash and cash equivalents at the end of period		7,096,215		(582,225)		6,513,960
c. Recognition of the effects of inflation
Since the cumulative inflation for the three fiscal years prior to those ended December 31, 2009 and 2008, was 15.01% and 11.56%, respectively, the economic environment is considered non-inflationary in both years. Accordingly, beginning on January 1, 2008, the Company discontinued recognition of the effects of inflation in its financial statements. The amounts presented in the accompanying consolidated financial statements at December 31, 2009 and 2008, are stated at nominal values. However, assets, liabilities and stockholders’ equity contain the effects of inflation recognized through December 31, 2007.
Inflation rates for the years ended 2009 and 2008 were 3.57% and 6.53%, respectively.
d. Cash and cash equivalents and restricted cash
Cash and cash equivalents consist mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses. Cash is stated at nominal value and cash equivalents are measured at fair value, with any fluctuation recognized in comprehensive financing result of the period. Cash equivalents are represented mainly by instruments in Treasury Certificates (CETES), investment funds and money market funds. Cash and cash equivalents subject to restrictions or intended for a specific purpose are presented separately under current or non-current assets as the case may be.

e. Inventories
Inventories are stated at the lower of cost, using average cost, or realizable value.
f. Real estate inventories
Development costs for low-income housing and other real estate developments are stated at the acquisition value of the land, the respective improvements and conditioning, permits and licenses, labor costs, materials and direct and indirect expenses. The net comprehensive financing result incurred during the construction period is capitalized.
Land to be developed over a period of more than 12 months is classified under non-current assets, recorded at its acquisition cost.
g. Property, plant and equipment
Expenditures for property, plant and equipment, including renewals and improvements which extend useful lives, are capitalized and valued at acquisition cost. Through December 31, 2007, these investments and related depreciation were restated by applying factors derived from the National Consumer Price Index (“NCPI”).
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
h. Investment in concessions
Beginning January 2007, ICA accounts for investments in concessions in conformity with International Financial Reporting Interpretations Committee (“IFRIC”) 12, Service Concession Arrangements, applied supplementally pursuant to NIF A-8. This interpretation provides guidance for the recognition of concessions by private sector operators involved in providing infrastructure assets and services to the public sector. Investments in concessions are classified as financial assets, intangible assets or a combination of both.
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
The financial asset is recorded at its nominal value and is valued at fair value at the date of the financial statements based on the yield established in the concession contract. Investments in concessions resulting in the recognition of an intangible asset are recorded at acquisition value or construction cost and through December 31, 2007, were restated for inflation using the NCPI, without exceeding their recoverable value. The cost of financing incurred during the construction period is capitalized and through December 31, 2007, was also adjusted for inflation using the NCPI.
Investments in concession projects are amortized over the concession period based on utilization rates and vehicle traffic. Revenues from the operation of concession projects are recognized as concession revenues.

i. Other assets
Other assets mainly consist of expenses related to uncompleted construction contracts, bank commissions and fees, as well the deferred loss on derivative financial instruments, which are recorded at historical cost and amortized over the life of the construction contract or the estimated useful life of the asset. Through December 31, 2007, other assets were restated by applying factors derived from the NPCI. Additionally, this caption includes the excess of the cost over the fair value of the investment in associated companies, which is not amortized and is subject to yearly impairment tests. Lastly, this caption includes the fair value of derivative financial instruments entered into by the Company.
j. Investment in shares of associated companies
Beginning in 2009, permanent investments in entities where significant influence exists, are initially recognized based on the net fair value of the entities’ identifiable assets and liabilities as of the date of acquisition. Such value is subsequently adjusted for the portion related both to comprehensive income (loss) of the associated company and the distribution of earnings or capital reimbursements thereof. When the fair value of the consideration paid is greater than the value of the investment in the associated company, the difference represents goodwill, which is presented as part of the same investment. Otherwise, the value of the investment is adjusted to the fair value of the consideration paid. If impairment indicators are present, investment in shares of associated companies is subject to impairment testing.
k. Impairment of long-lived assets in use
Management periodically evaluates the impairment of long-lived assets as established by Bulletin C-15, Impairment in the Value of Long-Lived Assets and Their Disposal. If there is any indication that values exceed the respective recovery values, assets are impaired to this recovery value by affecting the results of the year in which this difference arises. Impairment indicators considered for these purposes are, among others, 1) operating losses or negative cash flows in the period if they are combined with a history or projection of losses, 2) depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, 3) obsolescence, 4) reduction in the demand for the services rendered, 5) competition and other legal and economic factors. The recovery value is determined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The method used to calculate the recovery value considers the particular circumstances of concessions, property, plant and equipment and intangible items. In the case of concessions, revenue projections are used which consider assumptions and estimates concerning vehicle traffic, the growth of the population and economy along the concessioned highway, temporary passenger reductions due to tariff increases and commercial strategies designed to promote utilization, among others, which may differ and be adjusted according to the actual results obtained.
When the recovery value improves and such improvement is greater than the carrying value of the asset and appears to be permanent, the Company reverses the previously recorded impairment loss.
l. Business acquisition
All business acquisitions, including those involving associated companies, are initially recognized and valued using the purchase method, which includes allocating the purchase price, represented by cash delivered or its fair value equivalent, over the fair value of the assets acquired and liabilities assumed, and, when appropriate, recognizing either goodwill or a non-ordinary gain.
m. Provisions
Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated. In the event an obligation arises for which the Company believes required settlement is remote, such provision is disclosed but is not recognized in the consolidated financial statements.
n. Operating cycle
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

o. Accounting for construction contracts
Revenues from construction contracts are recognized using the percentage-of-completion method and therefore take into account the total expected costs and revenues as the contract progresses. Revenues are recognized using either the costs incurred method or the units of work method, which may be subject in many cases, to price increases. Changes occurring during the progress of the contract, and the related yields, including those that may arise for awards resulting from the early completion of projects, contract penalties and modifications to contracts, are recognized as income in the periods in which any revisions take place and when such revisions are approved by the customers.
Based on the terms of the contracts, revenue recognized is not necessarily related to the actual amounts invoiced to customers. Managment periodically evaluates the reasonableness of its accounts receivable. In cases when an indication of collection difficulty exists, allowances for bad debts are created and charged to results in the same period. The estimate for such reserve is determined based on management’s best judgment in accordance with prevailing circumstances at that time.
Contract costs include labor, direct material, subcontractor costs, start-up project costs and indirect costs. Periodically, the Company evaluates the reasonableness of the estimates used in the determination of the percentage completion in any given project. If as a result of this assessment, the total estimated cost of the project exceeds expected revenues, an adjustment is made in order to reflect the effect in results of the period in which the adjustment or loss is incurred. For those projects in which financing revenue is included as part of the selling price, the contract costs also include the net comprehensive financing result incurred with the financing obtained to perform the contract, except where the actual financing cost exceeds the original estimated financing cost. This financing cost including the changes in the fair value of derivative financial instruments, if any, is part of the contract cost, which is recognized in the results as the project progresses. In certain contracts, the collection of the contract amount from the client may take place at the completion of the project. However, periodic reports of the advance of the project to date are provided to and approved by the client, which serve as a base so that the Company can continue to obtain financing for the project.
p. Accounting for real estate sales
The sale of completed developments is recognized at the date of the signing of the respective buy-sell contract where the rights and obligations of the property are transferred to the buyer and the Company has received at least 20% of the contract price. If there is uncertainty regarding future collection, revenue is recorded when collected. In those cases in which recovery appears to be unlikely, the Company creates additional allowances for doubtful accounts, which are applied to the results of the year in which such amounts are determined.
q. Accounting for low income housing sales
Revenues derived from sales of low income housing and residential environment are recognized as revenue once the house is completed and the rights, benefits and obligations related to the property have transferred to the buyer, which occurs upon formalization of the deed.
r. Sales of goods and services
Revenues from sales of goods and services are recognized as the goods are delivered or the services are performed.
s. Employee benefits from termination, retirement and other
Liabilities from seniority premiums, pension plans and severance payments are recognized as they accrue and are calculated by independent actuaries using nominal interest rates in 2009 and 2008 and real interest rates in 2007. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees.
t. Maintenance and repair expenses
Maintenance and repair expenses are recorded as costs and expenses in the period in which they are incurred.

u. Statutory employee profit sharing
Statutory employee profit sharing (“PTU”) is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying consolidated statements of operations. Deferred PTU is derived from temporary differences that result from comparing the accounting and tax basis of assets and liabilities and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.
v. Income taxes
The Company files a consolidated tax return, as permitted by the tax laws of Mexico. The Business Flat Tax (“IETU”), is caused individually by the parent and its subsidiaries. To recognize deferred income taxes, based on its financial projections, the Company determines whether it expects to incur regular income tax (“ISR”) or IETU and, accordingly, recognizes deferred taxes based on the tax it expects to pay.
ISR and IETU are recorded in the results of the year they are incurred according to NIF D-4, Income Taxes. Deferred income tax assets and liabilities are recognized for the applicable temporary differences resulting from comparing the accounting and tax values of assets and liabilities plus any future benefits from tax loss carryforwards and unused tax credits. Deferred income tax assets are reduced by any tax benefits that are not expected to be realized. Management periodically evaluates its assumptions based on historical tax results and estimated tax profits. The resulting deferred tax provision or benefit related to the recognition of the deferred tax liability or asset is reflected in the statement of operations. The calculation and recognition of deferred taxes and the recognition of asset tax requires the use of estimates that could be affected by the amount of future taxable income, the assumptions considered by management and the results of operations. A deferred income tax asset is only recognized when there is a high probability that it can be recovered, periodically evaluating the probability based on the historical taxable results and the estimation of future taxable revenues. A valuation allowance is recorded for any deferred tax asset for which realizability is unlikely. The assumptions used in forming the estimate of a valuation allowance may change based on various circumstances, which may result in the modification of such valuation allowance, thereby affecting the Company’s financial position and results of operations.
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
Interest rate hedges are entered into to cap the maximum financial costs to support the viability of the Company’s projects.
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
The Company believes that the concentration of credit risk as it relates to construction instruments is limited due to the significant number of customers involved with the Company. Similarly, the Company believes that its potential credit risk is adequately covered because the construction projects in which it participates involve customers of known solvency. If the Company experiences collection issues, it generally suspends all work until the situation is resolved and payment is secured. In general, the Company has aging of 30 to 60 days in uncertified work performed in unfinished contracts. When there are indications of recoverability issues, additional allowances for doubtful accounts are created.
Other accounts receivable are composed of amounts payable by associated companies and notes receivable. The Company does not believe that a significant credit risk concentration exists. In regard to derivative financial instruments, ICA has diversified its risk by contracting them with different institutions of the financial sector.

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
aa. Basic earnings (loss) per share
Basic earnings (loss) per share is computed by dividing income (loss) of the controlling interest available to common stockholders by the weighted average number of common shares outstanding during the year.
4. Cash and Cash Equivalents

	December 31,
	2009		2008

Cash	Ps.	890,318	Ps.	1,241,586
Cash equivalents		1,787,263		2,579,818

	Ps.	2,677,581	Ps.	3,821,404

As of December 31, 2009 and 2008, Ps.667,688 and Ps.764,399, respectively, of the Company’s cash and cash equivalents were held by the joint venture ICAFD and Ps.339,623 and Ps.321,924, in the subsegment airports, respectively.
5. Restricted Cash

	December 31,
	2009		2008

Restricted cash and cash equivalents	Ps.	1,833,086	Ps.	1,410,521
Non-current		(413,514)		(378,921)

Current	Ps.	1,419,572	Ps.	1,031,600

Restricted cash is composed principally by trusts that have been created to administer the amounts received from tolls and other related services generated by the concessions, which guarantee and are primarily utilized to pay the debt contracted and the maintenance of the concessions.
6. Customers
As of December 31, 2009 and 2008, the caption of Customers is composed of the following:

	December 31,
	2009		2008

Trade accounts receivable (at December 31, 2009 and 2008, includes allowance for doubtful accounts for Ps.69,109 and Ps.56,124, respectively)	Ps.	774,609	Ps.	741,863
Contract receivables		3,375,764		2,454,862
Cost and estimated earnings in excess of billings on uncompleted contracts		4,201,991		3,355,074

	Ps.	8,352,364	Ps.	6,551,799

Contract Receivables
Contract receivables are comprised of the following:

	December 31,
	2009		2008

Billings on contracts (1)	Ps.	10,797,440	Ps.	5,279,447
Guarantee deposits		136,271		112,774
Less: advanced payments received on contracts		—		(13,796)

		10,933,711		5,378,425
Less: allowance for doubtful accounts		(275,447)		(489,634)

		10,658,264		4,888,791
Less: Long-term contract receivables (2)		(7,282,500)		(2,433,929)

Current contract receivables	Ps.	3,375,764	Ps.	2,454,862

The allowance for doubtful accounts for the contract and trade receivables is as follows:

	December 31,
	2009		2008

Trade receivables	Ps.	69,109	Ps.	56,124
Contract receivables		275,447		489,634

	Ps.	344,556	Ps.	545,758

(1)	At December 31, 2009 and 2008, there were retentions on billings on contracts for Ps.116,913 and Ps.51,185, respectively.
Cost and Estimated Earnings in Excess of Billings on Uncompleted Contracts

	December 31,
	2009		2008

Costs incurred on uncompleted contracts	Ps.	53,654,453	Ps.	40,627,325
Estimated earnings		3,608,898		2,623,916

Recognized revenues		57,263,351		43,251,241
Less: billings to date		(51,402,577)		(39,388,926)

Total cost and estimated earnings in excess of billings on uncompleted contracts		5,860,774		3,862,315
Less: Non-current cost and estimated earnings in excess of billings on uncompleted contracts (2) (3)		(1,658,783)		(507,241)

Current portion of costs and estimated earnings in excess of billings on uncompleted contracts	Ps.	4,201,991	Ps.	3,355,074

(2)	As of December 31, 2009 and 2008, the total of the non-current balance of Customers is Ps. 8,941,283 and Ps. 2,941,170, respectively.

(3)
The non-current contracts receivables and non-current cost and estimated earnings in excess of billings on uncompleted contracts will be collected once the project is completed (principally La Yesca project), which is expected to be in 2011 and 2012. These receivables bear an average interest rate ranging from 5.24% to 11.89%.

The changes in the allowance for doubtful accounts are as follows:

	December 31,
	2009		2008		2007
Beginning balance	Ps.	545,758	Ps.	467,819	Ps.	217,574
Increase of the period		70,449		154,176		352,214
Reversals due to subsequent collection and write-off of bad debts		(271,651)		(76,237)		(93,486)
Inflationary effects		—		—		(8,483)

Ending balance	Ps.	344,556	Ps.	545,758	Ps.	467,819

7. Construction Backlog
A reconciliation of backlog representing executed construction contracts at December 31, 2009, 2008 and 2007 is as follows:

	Construction Segment
	Civil		Industrial		Rodio-Kronsa		Total

Balance at January 1, 2007	Ps.	4,180,120	Ps.	2,558,212	Ps.	351,794	Ps.	7,090,126
Less: restatement of beginning balance		170,029		104,056		14,309		288,394

Nominal balance		4,010,091		2,454,156		337,485		6,801,732
New contracts and changes 2007		23,631,335		5,807,397		2,285,950		31,724,682
Less: construction revenue earned 2007		7,743,587		4,018,048		1,894,308		13,655,943

Balance at December 31, 2007		19,897,839		4,243,505		729,127		24,870,471

New contracts and changes 2008		27,389,641		2,983,136		1,513,479		31,886,256
Less: construction revenue earned 2008		11,402,252		4,151,970		1,679,791		17,234,013

Balance at December 31, 2008		35,885,228		3,074,671		562,815		39,522,714
New contracts and changes 2009		11,731,715		7,218,725		1,351,686		20,302,126
Less: construction revenue earned 2009		19,603,797		3,973,542		1,514,374		25,091,713

Balance at December 31, 2009	Ps.	28,013,146	Ps.	6,319,854	Ps.	400,127	Ps.	34,733,127

From January 1 to March 31, 2010, the Company entered into contracts totaling Ps.7,974,449, which correspond to Civil Construction for Ps.3,604,170, to Industrial Construction for Ps.3,923,767 and Rodio — Kronsa for Ps.446,512.
8. Other Receivables
Other receivables consist of the following:

	December 31,
	2009		2008

Amounts receivable from related parties (1)	Ps.	769,650	Ps.	193,992
Financial assets from investment in concessions (current portion)		93,701		191,770
Recoverable income and value-added taxes		551,753		348,319
Notes receivable		74,420		50,556
Guarantee deposits		97,452		177,704
Other (2)		609,420		613,641

	Ps.	2,196,396	Ps.	1,575,982

(1)	See detail in Note 26.

(2)	Net of allowance for doubtful accounts for Ps.33,939 and Ps.33,271 in 2009 and 2008, respectively.
9. Inventories
Inventories consist of the following:

	December 31,
	2009		2008

Materials, spare parts and other	Ps.	692,826	Ps.	663,739
Merchandise in-transit		19,560		70,267
Allowance for obsolete inventories		(26,968)		(35,893)

	Ps.	685,418	Ps.	698,113

The changes in the allowance for obsolete inventory are as follows:

	December 31,
	2009		2008		2007

Beginning balance	Ps.	35,893	Ps.	55,728	Ps.	39,873
Increase of the period		—		9,669		16,059
Uses		(8,925)		(29,504)		—
Inflationary effects		—		—		(204)

Ending balance	Ps.	26,968	Ps.	35,893	Ps.	55,728

10. Real Estate Inventories
Real estate inventories consist of the following:

	December 31,
a. Current:	2009			2008

Land under development	Ps.	2,793,866		Ps.	3,312,831
Land held for future development		65,053			31,620
Real estate held for sale		10,912			1,073
Advances to subcontractors		57,219			56,994

	Ps.	2,927,050	(1)	Ps.	3,402,518	(1)

	December 31,
b. Non-current:	2009		2008

Land held for investment and future development and real estate for development	Ps.	2,821,949	Ps.	1,665,890

(1)	The capitalized comprehensive financing costs are Ps.273,970 and Ps.184,105, as of December 31, 2009 and 2008, respectively.
11. Investment in Concessions
a) The classification and integration of investment in concessions in accordance with IFRIC 12 is as follows:
Financial Asset:

		Ownership
	Date of	Percentage		Balance as of December 31,
Description of Project	Concession Agreement	2009	2008	2009		2008

Water treatment plant in Cd. Acuña (4)	September 1998	100%	100%	Ps.	262,050	Ps.	298,254
Irapuato — La Piedad Highway (1)	August 2005	100%	100%		617,057		581,981
Querétaro — Irapuato Highway(1)	June 2006	100%	100%		476,601		308,049
Nuevo Necaxa — Tihuatlán Highway (1) (2)	June 2007	50%	50%		557,308		115,989
Río Verde — Cd. Valles Highway (1)	July 2007	100%	100%		980,304		280,816
Acueducto II Querétaro — Water supply (1) (2)(3)	May 2007	42%	42%		528,551		228,847
Acueducto San Luis Potosí — el Realito(1) (2)	July 2009	51%	—		756		—

				Ps.	3,422,627	Ps.	1,813,936

Intangible asset:

		Ownership
	Date of	Percentage		Balance as of December 31,
Description of Project	Concession Agreement	2009	2008	2009		2008

Grupo Aeroportuario del Centro Norte	November 1998	59%	58%	Ps.	6,973,450	Ps.	6,683,819
Corredor Sur in Panamá	August 1996	100%	100%		2,178,896		2,352,751
Acapulco Tunnel	May 1994	100%	100%		1,311,549		646,980
Irapuato — La Piedad Highway (1)	August 2005	100%	100%		101,237		105,990
Querétaro — Irapuato Highway (1)	June 2006	100%	100%		1,405,870		902,489
Kantunil — Cancun Highway	October 1990	100%	100%		2,717,641		2,865,448
Nuevo Necaxa — Tihuatlán Highway (1) (2)	June 2007	50%	50%		232,118		42,981
Rio Verde — Cd. Valles Highway (1)	July 2007	100%	100%		461,612		127,883
Parking lots – Perú (2)	September 2008	50%	50%		13,544		13,934
Acueducto II Querétaro – Water supply (1) (2) (3)	May 2007	42%	42%		379,068		112,552
Water treatment plant in Cd. Acuña(4)	September 1998	100%	—		42,704		—
Libramiento La Piedad	January 2009	100%	—		361,210		—
Acueducto San Luis Potosí — el Realito (1) (2)	July 2009	51%	—		430		—

				Ps.	16,179,329	Ps.	13,854,827

Investment in associated companies:

		Ownership
	Date of	Percentage		Balance as of December 31,
Investment	Concession Agreement	2009	2008	2009		2008

Red de Carreteras de Occidente, S.A.P.I.B. de C.V.	October 2007	13.63%	20.00%	Ps.	2,783,937	Ps.	2,615,286
Proactiva Medio Ambiente México, S.A. de C.V.	Various	49.00%	49.00%		577,241		586,133
Autopistas Concesionadas del Altiplano, S.A. de C.V.	September 1991	19.38%	19.38%		31,822		33,928
Others	Various	—	—		18,020		—

				Ps.	3,411,020	Ps.	3,235,347

Total				Ps.	23,012,976	Ps.	18,904,110

(1)	Combination of both financial and intangible assets.

(2)	Proportionately consolidated.

(3)	Includes 5% indirect participation.

(4)	During 2009, partially renegotiated which such portion represents an intangible asset.

b) An analysis of the concessions classified as intangible assets is as follows:
Airport Concessions
The investment and rights to use airport facilities and concessions is as follows:

	December 31,
	2009		2008

Rights to use airport facilities
Runways, taxiways, platforms	Ps.	1,528,878	Ps.	1,528,878
Buildings		1,002,794		1,002,794
Infrastructure work		349,935		349,935
Land		2,043,447		2,043,447

		4,925,054		4,925,054
Accumulated depreciation		(1,176,293)		(1,050,544)

		3,748,761		3,874,510
Airport concessions		624,160		617,403
Accumulated amortization		(177,720)		(159,947)

		446,440		457,456
Improvements in concessioned assets		3,398,618		2,514,454
Accumulated amortization		(855,927)		(638,540)

		2,542,691		1,875,914
Construction of concessioned assets in-progress		235,558		475,939

		235,558		475,939

	Ps.	6,973,450	Ps.	6,683,819

Highways and Tunnel

	December 31,
	2009		2008
Projects completed and in operation:
Construction cost	Ps.	7,993,280	Ps.	7,926,921
Total financing cost		336,624		347,622
Amortization		(1,528,757)		(1,279,300)
Allowance for impairment		(435,576)		(1,116,130)

		6,365,571		5,879,113

Construction in-progress:
Construction cost		2,840,308		1,291,895

		9,205,879		7,171,008

	Ps.	16,179,329	Ps.	13,854,827

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
Acapulco Airport, Ciudad Juárez Airport, Culiacán Airport, Chihuahua Airport, Durango Airport, Mazatlán Airport, Monterrey Airport, Reynosa Aiport, San Luis Potosí Airport, Tampico Airport, Torreón Airport, Zacatecas Airport and Zihuatanejo Airport.
Each of the airport concessions require compliance with certain obligations. As of December 31, 2009 and 2008, all airport concessionaires were in compliance with such obligations.

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
As of December 31, 2009 and 2008, the Company was in compliance with the terms and obligations contained in this concession agreement.
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
During the year ended December 31, 2001, the Company determined that the recovery value of the Acapulco Tunnel was less than the accounting value recorded for this concession as of that date, based on financial projections prepared by independent experts. For this reason, a loss from impairment was determined for Ps.1,001 million (historical value).
On November 25, 2002, the Congress of the State Government of Guerrero approved the extension of the concession term by 15 years because the actual volume of usage was lower than the amount foreseen by the terms of the concession agreement.
During the year 2004, as a result of the extension of the aforementioned concession period, the Company conducted a new analysis of the recovery value of the Acapulco Tunnel and determined a reversal of the loss from impairment described in the preceding paragraph for the amount of Ps.161 million (historical value).
In subsequent years, based on the evaluation policy for impairment of long-lived assets (see Note 3.j) the Company has been determining the recovery value of this concession with the support of independent experts.
The market strategies developed by the Company and the economic environment of the last few years have indicated a sustained recovery of the cash flows from the Acapulco Tunnel, for which reason the Company as of December 31, 2009 decided to reverse the loss from impairment recorded in the year 2001 for Ps.681 million (which includes inflation from 2001 through 2007), which has been recorded in the heading of Other (income) expenses, net in the accompanying consolidated statement of operations.
As of December 31, 2009 and 2008, the Company was in compliance with the terms and obligations contained in this concession agreement.
Toll revenues provided by this concession guarantee securitization certificates issued for the construction of the Acapulco Tunnel, for 25 and 17-year period, which bear interest at the Mexican Interbank Equilibrium Interest Rate (“TIIE”) plus 2.65% and 2.95%, respectively. Principal and interest will be paid on a semiannual basis commencing December 2010. The loan is also guaranteed by a letter of credit of Ps. 75 million (see Note 18).

Irapuato — La Piedad (“CONIPSA”)
In August 2005, the SCT granted the Company a 20-year concession and service contract for the upgrading, operation, conservation and maintenance of the highway between Irapuato and La Piedad in the state of Guanajuato, covering a length of 74.3 kilometers under the Service Provision Project (PPS) program. The amount the Company expects to invest is approximately Ps. 735 million. Under the PPS program, such investment is expected to be recovered through quarterly collections comprising: (1) a payment by the SCT for keeping the concessioned route available for its use; and (2) a payment by the SCT for which the amount is based upon the number of vehicles using the concessioned route in accordance with the established tariff. The modernization work was finished in 2008, at which time the Company began operation, preservation and maintenance of the concessioned route. At the end of the concession, the assets subject thereto will revert to the Mexican government.
Toll revenues provided by this concession guarantee a simple credit granted for the modernization and extension of the highway under concession, with maturity in November 2019, bearing interest at the TIIE plus 2.5% (see Note 18).
Querétaro — Irapuato (“COVIQSA”)
In June 2006, the SCT granted a 20-year concession and services agreement to upgrade, extend and conserve the toll-free Querétaro-Irapuato highway in the states of Querétaro and Guanajuato. A total of 93 kilometers of the 108 kilometers will be upgraded under the PPS program and will be toll-free. The total project value is Ps.1,465 million, which includes Ps.1,172 million for engineering, procurement and construction of the sections to be modernized and extended. The remaining investment amount includes financing, maintenance and operation during the modernization stage. This investment will be recovered through quarterly payments comprising: (1) the availability payment received from the SCT; and (2) the payment received from the SCT based on the number of vehicles using the concessioned highway according to the defined tariff. Date of completion of modernization and expansion was rescheduled for July 2010 due to the lack of rights of way granted to the Company to perform under the concession contract. Following the conclusion of this concession, the assets under the Querétaro-Irapuato concession will revert to the Mexican government.
At December 31, 2009 and 2008, accumulated comprehensive financing cost amounted to Ps.94,909 and Ps. 40,853, respectively. The annual average capitalization rate was 9.80% and 5.63%, respectively.
Nuevo Necaxa — Tihuatlán (“AUNETI”)
In June 2007, the SCT granted a 30-year concession for a total investment of Ps.6,887 million for: (i) construction, operation, maintenance and conservation of the Nuevo Necaxa — Ávila Camacho highway of 36.6 kilometers; (ii) operation, maintenance and conservation of the Ávila Camacho — Tihuatlán highway of 48.1 kilometers; and (iii) long-term service contract for the Nuevo Necaxa — Ávila Camacho highway capacity service. Following the conclusion of this concession, the assets under the concession will revert to the Mexican government.
At December 31, 2009, accumulated comprehensive financing cost amounts to Ps. 52,798. The annual average capitalization rate was 3.43%.
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
At December 31, 2009, accumulated comprehensive financing cost amounts to Ps. 32,893. The annual average capitalization rate was 3.01%.

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
At December 31, 2009 and 2008, accumulated comprehensive financing cost amounted to Ps.29,659 and Ps.16,787, respectively. The annual average capitalization rate was 2.43% and 5.72%, respectively.
Kantunil- Cancún
In 1990, the Mayab Consortium was awarded a concession to construct, exploit, and maintain the 241.5 kilometer highway that connects those cities in the states of Yucatán and Quintana Roo, respectively. The term of the concession is for 30 years and expires in December 2020.
Toll revenues provided by this concession guarantee the redeemable participation certificates that will be amortized over a 17-year period (see Note 18).
Libramiento La Piedad
In March 2009, the SCT granted to the Company’s subsidiary, Libramiento ICA La Piedad, S.A. de C.V., the concession to construct, operate, exploit, conserve and maintain the Libramiento de La Piedad (La Piedad Bypass), which is 21.388 km long. The concession is for 30 years and includes the modernization of the federal highways 110 and 90, for a length of 38.8 km and 7.32 km, respectively, located in the States of Guanajuato and Michoacán. The Libramiento de La Piedad will form part of the major junction joining the highway corridors of Mexico City-Nogales and Querétaro-Ciudad Juárez and will free the city of La Piedad from the long-haul traffic moving between the Bajío region and Western Mexico. The construction period will be 22 months and is expected to conclude in February 2011. Total project value will be Ps.1,896 million.
d) Investments in concessions through associated companies are as follows:
Red de Carreteras de Occidente (“RCO”)
RCO was formed on August 13, 2007, with an initial participation of 20% by ICA of RCO’s capital stock. In October 2007, the SCT granted to RCO a 30-year concession for the construction, operation, maintenance and conservation of the Maravatío — Zapotlanejo and Guadalajara — Aguascalientes — León highways covering a length of 558 kilometers, in the states of Michoacán, Jalisco, Guanajuato and Aguascalientes. Additionally, the concession includes up to Ps.1,500 million of additional investments for extension of the four highways to be carried out in the future. At the end of the concession, the assets subject thereto will revert to the Mexican government.
Condensed financial information of RCO at December 31, 2009 and 2008 and for the years then ended is as follows:

	December 31,
	2009		2008
Balance sheet:
Current assets	Ps.	1,477,465	Ps.	1,202,952
Investment in concession		44,784,995		44,156,218
Other non-current assets		3,196,382		1,536,056
Current liabilities		(650,966)		(528,877)
Long-term debt		(27,181,002)		(32,950,500)
Other non-current liabilities		(1,196,798)		(345,426)
Stockholders’ equity		(20,430,076)		(13,070,423)

	Year Ended December 31
	2009		2008		2007
Statement of operations:
Revenues	Ps.	4,309,340	Ps.	2,888,276	Ps.	669,279
Operating income		1,548,822		1,574,463		204,966
Net loss		(160,080)		(2,282,552)		(254,933)
In 2009, the participation by ICA in its investment in RCO consists of its share of costs incurred by RCO for its equity offering of Ps.(251,577), an adjustment for ICA’s dilution in its investment as a result of the equity offering by RCO for Ps.146,016 and its application of the equity method for Ps.(22,351).
As of December 31, 2009 and 2008 accumulated losses have been recognized for Ps.(635,409) and Ps.(507,497), of which Ps.(127,912) and Ps.(456,510) relate to the years ended December 31, 2009 and 2008, respectively. Also, in comprehensive income, the amounts of Ps.(145,467) and Ps.(43,230), respectively, have been recognized for the valuation effect of financial instruments classified as hedging instruments (see Note 17).
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
The long-term credit contracted by RCO includes certain restrictive covenants which bar the acquisition of new bank loans, granting security, assuming obligations for payment of taxes, the sale of fixed assets and other noncurrent assets, making capital reimbursements, and require the maintenance of certain financial ratios. These financial ratios include requirement of total liabilities to stockholders’ equity; current assets to current liabilities; current assets, less accounts receivable from affiliates, to current liabilities; and operating income plus depreciation to net expenses. As of December 31, 2009 and 2008, the Company has complied with these requirements.
In October 2009, RCO placed Ps.6,550 million in Long-Term Infrastructure Development Equity Certificates (CKDes) with Mexican institutional investors. The CKDes were issued through a trust created specifically for the increase in capital of RCO which subscribed new Series B shares. In November 2009, the RCO stockholders owning the Series A shares made equity contributions of Ps.4,000 million; consequently, the equity percentage held by ICA as of December 31, 2009 is 13.63%, which maintains its significant influence.
With the resources received from the shares acquired by the trust, the existing balance of the credit line for Ps.1,957 was settled early; in addition, part of the syndicated loan of Ps.3,709 million was paid in advance, leaving a remaining liability of Ps.27,181 million.
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
Condensed financial information of PMA México at December 31, 2009 and 2008 is as follows:

	December 31,
	2009		2008
Balance sheet:
Current assets	Ps.	977,374	Ps.	719,296
Investment in concession		851,182		875,639
Other non-current assets		121,949		97,063
Current liabilities		(582,674)		(505,575)
Long-term debt		(134,962)		—
Other non-current liabilities		(163,132)		(229,166)
Stockholders’ equity		(1,069,737)		(957,257)

	Year Ended December 31,
	2009		2008		2007
Statement of operations:
Revenues	Ps.	1,231,623	Ps.	1,180,182	Ps.	1,045,046
Operating income		160,479		175,247		154,899
Net income (loss)		116,047		116,267		(107,431)
At December 31, 2009 and 2008, ICA has recognized cumulative earnings in PMA México of Ps.310,934 and Ps.306,359, respectively, of which Ps.4,575 and Ps.47,683 related to the years ended December 31, 2009 and 2008, respectively. The results include amortization of goodwill of Ps.12,933 and Ps.39,379, respectively.
12. Property, Plant and Equipment
Property, plant and equipment consist of the following:

	December 31,
	2009		2008

Land	Ps.	1,905,473	Ps.	1,778,107
Buildings		692,126		416,341
Machinery and operating equipment		2,568,441		2,092,164
Furniture, office equipment and vehicles		578,049		558,898
Accumulated depreciation		(2,120,979)		(2,067,894)

		3,623,110		2,777,616
Machinery and equipment under lease		97,378		187,886
Accumulated depreciation		(53,847)		(77,243)

		3,666,641		2,888,259
Construction in-process		308,287		120,446
Machinery and equipment in-transit		297,652		300,605

	Ps.	4,272,580	Ps.	3,309,310

13. Other Assets
Other assets are comprised of the following:

	December 31,
	2009		2008

Other expenses related to uncompleted contracts, net (2)	Ps.	581,652	Ps.	384,696
Deferred loss on derivative financial instruments (1)		558,743		1,730,327
Commissions and other financing costs (2)		717,202		485,565
Goodwill		34,339		40,468
Derivative financial instruments		103,738		89,147
Insurance and bonding		236,257		148,048
Other		328,514		165,920

	Ps.	2,560,445	Ps.	3,044,171

(1)
This amount represents losses on derivative financial instruments entered into for the La Yesca and AUNETI construction projects at December 31, 2009 for Ps.387,751 and Ps.170,992, respectively; and at December 31, 2008 for Ps.1,567,793 and Ps. 162,534, respectively. The fluctuations in the fair value would generally form part of comprehensive financing cost. However, because these projects are still in the construction phase, MFRS permits the capitalization of comprehensive financing cost into project costs, which include these markt-to-market adjustments (See Note 17).

(2)
Net of accumulated amortization of Ps.430,064 and Ps.350,821 with respect to expenses related to uncompleted contracts and Ps.319,710 and Ps.59,563 with respect to Commissions and other financing costs, at December 31, 2009 and 2008, respectively.

14. Notes Payable
Notes payable consist of the following:

	December 31,
	2009		2008

Notes payable to banks(1) (2)	Ps.	2,899,732	Ps.	2,386,791
Notes payable to banks denominated in U.S. dollars (3)		774,965		1,150,401
Other denominations (mainly euros)		26		92,829

	Ps.	3,674,723	Ps.	3,630,021

(1)	Includes Ps. 94,261 and Ps. 124,440 of accrued interest as of December 2009 and 2008, respectively.

(2)	At December 31, 2008 includes Ps. 354,800 of securitization certificates with a maturity date of August 20, 2009, with an interest rate of TIIE plus 1.5 points, paid in 2009 opportunely.

(3)	Includes Ps.16,245 and Ps.33,549 of accrued interest as of December 31, 2009 and 2008, respectively.
As of December 31, 2009 and 2008, approximately Ps. 967,179 and Ps. 1,445,878, respectively, of the notes payable were used to finance low-income housing projects. The notes payable are secured by the real estate inventory of such projects.
The notes payable to banks consist of short-term notes with weighted average variable interest rates of 8.09% and 3.92% in 2009 and 10.13% and 4.52% in 2008, for notes denominated in Mexican pesos and U.S. dollars, respectively.
At December 31, 2009 the Company has available bank credit lines for Ps. 29,614 million.
15. Accrued Expenses and Other
Accrued expenses and other consist of the following:

	December 31,
	2009		2008

Accrued related to operating expenses	Ps.	2,365,789	Ps.	1,353,734
Services and other		1,462,644		1,258,890
Accounts payable due to related parties (1)		334,862		283,531
Freight carriers and others		85,444		70,941
Taxes other than income tax		226,563		218,898

	Ps.	4,475,302	Ps.	3,185,994

(1)	See detail in Note 26.
16. Provisions
At December 31, 2009 the composition and changes of principal provisions is as follows:
a) Current:

				Provision
	December 31,			Used and					December 31,
	2008			Transfers	Additions		Reversals		2009
Costs expected to be incurred at the end of the project	Ps.	257,281	Ps.	(70,338)	Ps.	224,509	Ps.	(57,600)	Ps.	353,852
Estimated contract loss		9,637		—		12,854		(9,637)		12,854
Claims		14,609		(1,627)		3,057		—		16,039
Contingencies and warranty reserves for construction contracts		126,767		(1,019)		40,648		(46,010)		120,386

	Ps.	408,294	Ps.	(72,984)	Ps.	281,068	Ps.	(113,247)	Ps.	503,131

			Provision
	December 31,		Used and						Inflationary		December 31,
	2007		Transfers		Additions		Reversals		Effects		2008

Current provisions	Ps.	334,745	Ps.	(99,964)	Ps.	221,346	Ps.	(47,833)	Ps.	—	Ps.	408,294

			Provision
	December 31,		Used and						Inflationary		December 31,
	2006		Transfers		Additions		Reversals		Effects		2007

Current provisions	Ps.	469,133	Ps.	(28,899)	Ps.	102,053	Ps.	(178,868)	Ps.	(28,674)	Ps.	334,745

b) Other long-term:
Other long-term liabilities include among other obligations, labor liabilities as of December 31, 2009 and 2008 of Ps. 290,002 and Ps. 242,320, respectively, as well as the following provisions:

	December 31,				Provision		Inflationary		December 31,
	2008		Additions		Used		Effects		2009
Contingencies and warranty reserves for construction contracts	Ps.	37,658	Ps.	—	Ps.	14,116	Ps.	—	Ps.	23,542

	December 31,				Provision		Inflationary		December 31,
	2007		Additions		Used		Effects		2008
Contingencies and warranty reserves for construction contracts	Ps.	39,065	Ps.	11,991	Ps.	(13,398)	Ps.	—	Ps.	37,658

	December 31,				Provision		Inflationary		December 31,
	2006		Additions		Used		Effects		2007
Contingencies and warranty reserves for construction contracts	Ps.	100,215	Ps.	—	Ps.	(57,074)	Ps.	(4,076)	Ps.	39,065

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
17. Derivative Financial Instruments
Derivative financial instruments as of December 31, 2009 and 2008 are composed of instruments that cover interest and exchange rate fluctuations.
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

The following table shows the most significant financial instruments that the Company has contracted as of December 31, 2009 and 2008 to cover interest rate fluctuations through interest rate swaps.

	Notional					Fair value (thousands of
	(thousands of	Contracting	Maturity			Mexican pesos)
Project	Mexican pesos)	date	date	Rate received	Rate paid	2009	2008

Hedging
RCO (1)	15,500,000	Oct.07 / Mar.08	Dec 30, 23	TIIE28d (4.92%)	8.52%	(51,808)	(43,290)
RCO (1)	11,365,000	Oct.07 / Dec.07	Dec 30, 23	TIIE28d (4.92%)	4.33% + UDI	(111,658)	(25,795)
RVCV	425,000	Dec 3,08	Dec 28, 15	TIIE28d (4.92%)	9.65%	(223,089)	(155,476)

Trading
AUNETI (1)	5,510,000	Jun 11, 08	Dec 06, 27	TIIE28d (4.92%)	9.66%	(170,992)	(211,179)
COVIQSA	1,105,000	Nov 30, 07	Nov 27, 10	TIIE91d (5.11%)	8.00%	(43,297)	(13,513)

The values shown in the “Rate received” column are as of December 31, 2009.

(1)	The fair value data shows the percentage of participation that ICA holds in these companies.
At March 31, 2010, the fair value of these instruments has not fluctuated significantly.
AUNETI
When financing for the AUNETI project was obtained, the bank charged the Company a one-time commission fee of 1.75% of the total debt amount of Ps. 5,510 million. However, instead of discounting the debt by the commission fee, the Ps. 96.3 million (Ps. 48.1 millon proporcionate amount for ICA) was added to interest rate swap derivatives outstanding with the same bank. Accordingly, the fee will be settled through each exchange made on settlement of the interest rate swaps. Recognition of this transaction resulted in a deferred asset subject to amortization (representing the commission payment) and a derivative financial instrument liability at the beginning of the debt contract. As of December 2009, the unamortized asset is Ps. 36 million, as the difference was amortized to results.
Even though the swaps related to this project represent economic hedges that eliminate the risk of rate fluctuations, for accounting purposes they were classified under instruments for trading purposes. Because they are related to a project that is in the construction stage, the changes in the fair value derivative liability as of December 31, 2009 and 2008 of Ps. 171 and 163 million, respectively, is capitalized in other assets as part of the cost of the project (see Note 13).
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
RCO
(Variable rate to fixed rate)
In October 2007, four swaps that change the profile of variable rate financing to a weighted average fixed rate of 8.52% on a notional amount of Ps. 15,500 million were entered into. These swaps were classified, as of May 2008, as cash flow hedges. The fair value, which represents the percentage related to ICA based on its participation in RCO, was recognized in comprehensive income within stockholders’ equity.

RCO
(Variable rate to fixed rate plus UDIS)
Revenues from a highway project are derived from rates charged to users that are indexed to inflation. In October and December 2007, two swaps were entered into to change the profile of variable rate financing to a weighted average rate of 4.33% plus UDIS. The notional amount of both swaps is Ps. 11,365 million. These derivatives were classified in 2008 as derivatives for trading purposes and the fluctuations in fair value are recognized within comprehensive financing result in the financial statements of RCO and in the Company, under the heading of equity in the (losses) profits of associated companies. As of December 31, 2009, these financial instruments have been designated as hedging instruments and their fair value was recognized, in the percentage of equity which ICA holds of this associated company, within comprehensive income under stockholders’ equity.
On October 2, 2009, RCO placed long-term infrastructure development equity certificates with Mexican institutional investors, particularly Afores. The funds collected were used mainly to pre-pay part of the debt of RCO. As a result of this transaction, the notional amounts of the fixed rate swaps plus UDIs of Ps.12,975 million, were reduced to MX Ps.11,365 million.
b) Interest rate options
The Company enters into options to establish ceilings (CAPs) and floor (FLOORs) on the level of variable interest rates, which provides the Company the benefit of maintaining an adequate rate on financing for its projects. The fair value of all contracted CAPs is lower than the premiums paid, for which reason, the CAPs do not generate unrealized profits to be recognized in equity. Accordingly, for all CAPs disclosed below, the fluctuations in fair value are recognized in comprehensive financing result.
The following table shows the most significant financial instruments that the Company has entered into as of December 31, 2009 and 2008 to cover interest rate fluctuations through interest rate options:

						Fair value
	Notional					(thousands
	(thousands					of Mexican
	of Mexican	Contracting	Maturity			pesos)
Project	pesos)	date	date	Rate received	Rate paid	2009	2008

Hedging
TUCA (CAP)	1,250,000	Jul 01, 08	Dec 30, 14	TIIE91d (5.11%)	11.00%	15,754	7,482
La YESCA (CAP)	USD 160,582	Feb 01, 08	Jun 01, 12	LIBOR1m (0.44%)	4.50%	36,382	11,731
La YESCA (FLOOR)	USD 160,582	Feb 01, 08	Jun 01, 12	LIBOR1m (0.44%)	2.95%	(363,886)	(401,753)
At March 31, 2010, the fair value of these instruments had not fluctuated significantly.
The values shown in the “Rate received” column are as of December 31, 2009.
La YESCA
(CAP and FLOOR)
To protect the project from fluctuations in the London Interbank Offered rate (“LIBOR”) (because it is a financed project), two options were entered into in October 2007 establishing a CAP on that rate of 5.5% for a notional amount of up to U.S.$852 million, paying a premium of U.S.$7.33 million. On January 10, 2008, the Company agreed with the financial agent to substitute this CAP with the combination of the purchase of a CAP option and the sale of a FLOOR option, beginning February 1, 2008. The CAP establishes a ceiling of 4.5% on the LIBOR rate and the FLOOR establishes a floor of 2.95%. In order to guarantee its potential obligations under the FLOOR option, the Company was required to establish collateral through a letter of credit of U.S.$6 million. A commission of U.S.$1 million was paid as a result of this restructuring.

In October 2008, the CAP and FLOOR were designated as cash flow hedging instruments. At December 31, 2009 and 2008 the fluctuation in fair value of the FLOOR was recognized in comprehensive income within stockholders’ equity in the amount of its intrinsic value of Ps.279 and Ps.331 million, respectively (U.S.$21.3 and U.S.$24.1 million dollars, respectively), and the amount of Ps.84 and Ps.70 million, respectively, were capitalized as part of the project cost. The intrinsic value in the case of options is determined by the difference between the exercise price and market price of the underlying security, provided that this difference is not negative.
c) Exchange rate instruments, FX swaps and options
The following table shows the most significant financial instruments that the Company has contracted as of December 31, 2009 to cover exchange rate fluctuations through FX swaps and options:

	Nocional							Fair Value (thousands of
	(thousands of Mexican		Contracting	Maturity		Year		Mexican pesos)
Project	pesos)		date	date		Ref.	Level	2009	2008

Hedging
Túnel Río de la Compañía (CCS)	91,215 / EUR 5,835		Dec 24, 07	Jun 24, 15		Pesos/EUR	15.63	13,419	21,046
	Interest on notional amount					EURLIBOR 6M
						2.98%	7.77%

Trading
						Pesos/
La YESCA	MXP 56,500 / USD 5,000		Apr 15, 08	Sep 30, 10		USD	11.300	(21,827)	(39,313)

	Low Level	High level		Low Level	High level
						Pesos/
La YESCA(1)	USD61,500	153,750	Aug 28, 08	May 22, 09	May 13, 11	USD	11.020	—	(566,866)
						Pesos/
La YESCA(1)	20,250	40,500	May 13, 08	Jan 16, 09	Jul 23, 10	USD	10.935	—	(145,770)
						Pesos/
La YESCA(1)	20,250	60,750	Jun 06, 08	Jan 16, 09	Jul 23, 10	USD	11.000	—	(215,175)
						Pesos/
La YESCA(1)	60,750	162,000	Jun 03, 08	Jan 16, 09	Jul 23, 10	USD	11.300	—	(530,497)

La YESCA (FX FWD)	USD 183,500		Apr 21, 09	Apr 21, 12		USD	11.350	(281,531)	—

(1)	Instrument renegotiated during the year 2009.
At March 31, 2010, the fair value of these instruments do not fluctuate significantly.
LA YESCA
(Foreign exchange FX FWD)
The La Yesca project’s financing and contract revenue are in U.S. dollars. However, most project costs are incurred in Mexican pesos. Therefore, the project must exchange the U.S. dollars received from the financing to Mexican pesos to cover its obligations in that currency; therefore, four foreign currency exchange options were entered into from May to August 2008.
The option schemes established an exchange rate level at which the project exchanged the U.S. dollars obtained from the financing necessary to cover costs and expenses in Mexican pesos at a weighted average exchange rate of Ps. 11.33 per U.S. dollar for the period from July 2008 to July 2010 for the first three options and to April 2011 for the last option. The notional amount for the foreign currency exchange option is established at two levels, which are determined based on the spot exchange rate level compared to the weighted average exchange rate set in the foreign currency exchange options. Accordingly, for spot exchange rate levels lower than Ps. 11.33 per U.S. dollar, the notional amount is limited to U.S.$194.5 million; for spot exchange rate levels higher than Ps. 11.33 per U.S. dollar, the notional was set at U.S.$499.3 million. This notional amount was determined by the Company as the amount that would cover the project’s overall liabilities in Mexican pesos, based on management’s best estimate at those dates.
Due to changes in the La Yesca construction schedule and the increasing volatility of Mexican peso-U.S. dollar exchange rate fluctuations, on April 20, 2009, the Company and the provider of the La Yesca foreign currency exchange options restructured the options to (i) stabilize the notional amount so that it remains unchanged regardless of the difference between the spot exchange rate and the exchange rate set forth in the derivative contract, (ii) reduce the notional amount to U.S.$183.5 million, which reflects an average of U.S.$1.4 million in weekly operating expenses, to better fit the peso obligations of the La Yesca hydroelectric project, and (iii) reschedules the notional amounts every week so that they match the revised construction program and the payment program. This coverage scheme sets an exchange rate of Ps.11.35 to U.S.$1.00, rate at which the project exchanges the dollars needed to cover peso expenses and costs during the effective term of the instrument.

The renegotiation cost of the financial derivative was U.S.$33 million, which will be paid once the La Yesca project is terminated, and will accrue interest at the LIBOR rate plus 450 basis points, and is recorded within other long-term liabilities.
Even though such options represent economic hedges, they are classified as trading. Because the La Yesca project is in the construction stage, the fair value of the option of Ps.303 and Ps.1,498 million as of December 31, 2009 and 2008, respectively, is capitalized within other assets as part of the project cost (see Note 13).
18. Long-Term Debt
Long-term debt consists of the following:

	December 31,
	2009		2008

Payable in U.S. dollars:

Secured bond, with a fixed annual interest rate of 6.95% and maturity in 2025, to refinance the debt contracted for Corredor Sur, which is guaranteed by toll revenues.	Ps.	1,898,443	Ps.	2,029,360

Syndicated loan of U.S.$910 million to finance the La Yesca hydroelectric project, with maturity in the second quarter of 2012. Borrowings bear interest at LIBOR plus 75 and 50 basis points (0.9867% and 0.7467% as of December 31, 2009 and 1.1863% and 0.9363% as of December 31, 2008). U.S.$436 million has been drawn against the loan. The financing is guaranteed mainly by the rights under the construction contract.		5,721,323		2,779,594

Bank loan granted in euros for import purchases, maturing in June 2015, payable in 16 semiannual installments, bearing interest at EUROLIBOR plus a 0.45% margin (1.44% and 1.88% as of December 31, 2009 and 2008 respectively).		80,759		82,780

Other		144,505		132,122

Payable in Mexican pesos:

Tuneles Concesionados de Acapulco, a subsidiary of the Company, performed a new issuance of securitization certificates, which is guaranteed by by collection rights and toll revenues of the Acapulco Tunnel, by issuing a share certificate program trust with a term of up to 26 years. The term of these issuances is 25 and 17 years. Principal and interest are paid semiannually and bear interest at a rate of the 91-day TIIE plus 265 basis points (7.73% and 10.65% at December 31, 2009 and 2008, respectively) and the 91-day TIIE plus 295 basis points, respectively (8.03% and 10.95% at December 31, 2009 and 2008, respectively). The loan is also guaranteed by a letter of credit of Ps.75 million.
		1,250,000		1,250,000

Loan granted for modernization and extension of the Irapuato — La Piedad highway, granted as a concession by the SCT to a subsidiary of the Company, maturing in November 2019, bearing interest at the 28-day TIIE plus 2.5% (7.43% and 11.35% as of December 31, 2009 and 2008, respectively). The loan is guaranteed with toll revenues.		539,400		551,000

In June 2007, Aeroinvest, S.A. de C.V. (“Aeroinvest”) placed two discounted Europeso bonds for Ps.2,450 million with a ten-year term. The fixed interest rates on the remaining two bonds for the first seven years are 7.75% and 11.07%, for the remaining three years. Payment of these bonds is guaranteed with the economic rights associated with equity in GACN, guaranteed by Aeroinvest and ICA. The discount paid in placing these bonds was Ps.215 million and is presented as a reduction of the debt. The effective rate, including the discount during 2009 and 2008 was 23.58% and 13.79% respectively.		2,131,394		2,268,765

	December 31,
	2009	2008

In June 2007, Controladora de Operaciones de Infraestructura, S.A. de C.V. obtained financing of Ps.430 million for the acquisition of 39% of shares of PMA México. The interest rate is the 91-day TIIE plus 0.45%, payable quarterly (as of December 31, 2009 and 2008, the interest rate was 5.53% and 8.45%, respectively).	268,750	376,250

Consorcio del Mayab, a subsidiary of the Company and holder of the Kantunil – Cancún highway concession, issued 78,858,900 redeemable participation certificates (CPOAs), each equivalent to one UDI, separated into three types. The CPOAs will be amortized over a 17-year period and are payable on February and August 7 of each year. They mature in 2019 and 2020 and bear interest at 9.50% and 9.25%. This loan is guaranteed with toll revenues.	2,429,986	2,339,110

Unsecured loan granted to the subsidiary Concesionaria de Vías Irapuato Querétaro, S.A. de C.V. for modernization and further development of the highway. The loan matures in 2021, and is redeemable quarterly at a rate of the 91-day TIIE plus 2% (as of December 31, 2009 and 2008, the interest rate was 7.03% and 9.95%, respectively). This loan is guaranteed with toll revenues.	968,653	725,977

Unsecured loan granted to the subsidiary ICA San Luis, S.A. de C.V. for the construction of the Río Verde – Ciudad Valles highway in San Luis Potosí. The loan is payable in 17 years, matures in 2025, and is redeemable quarterly at a rate of the 28-day TIIE plus 180 basis points (as of December 31, 2009 and 2008, the interest rate was 6.73% and 10.74%, respectively). This loan is guaranteed with toll revenues.	1,094,596	425,962

Unsecured loan granted to the subsidiary Suministro de Agua de Querétaro, S.A. de C.V. for the construction, operation and maintenance over a 20-year period of the Sistema Acueducto II (water system) of that city. The loan is payable in 17 years, matures in 2024, and is redeemable quarterly at a rate of the 28-day TIIE plus 200 basis points (as of December 31, 2009 and 2008, the interest rate was 6.92% and 10.74%, respectively).	516,784	293,704

Unsecured loan granted to the subsidiary Autovía Necaxa –Tihuatlán S.A. de C.V. for the construction of the Nuevo Necaxa – Avila Camacho section of the highway in the states of Puebla and Veracruz. The loan matures in 2028 and is redeemable quarterly at a rate of 28-day TIIE plus 185 basis points (as of December 31, 2009 and 2008, the interest rate was 6.78% and 9.95%, respectively). This loan is guaranteed with toll revenues.	770,261	161,444

Fiduciary loan granted to the subsidiary Viveica, S.A. de C.V. for working capital. The loan matures in 2012, bears interest at the 28-day TIIE plus 4.5% (as of December 31, 2009 and 2008, the interest rate was 9.43% and 11.68%, respectively).	413,916	493,549

Viveica bridge loan granted for the development of a project, due in March 2012, bearing interest at the 28-day TIIE rate plus 1.5% (6.43% at December 31, 2009).	149,042	—

Simple credit guarantee granted to a subsidiary Viveica for the development of several projects, bearing interest at the 28-day TIIE rate plus 3.% percentage points (8.43% at December 31, 2009).	296,272	—

	December 31,
	2009		2008

Unsecured loan granted to the subsidiary Ingenieros Civiles Asociados, S.A. de C.V. for the construction of the Naval Specialty Hospital in Mexico City. The loan matures in 2011 and bears interest at a fixed 9% rate.		114,120		218,425

Credit granted to GACN to complete the construction of Terminal B at the Monterrey International Airport and the Terminal NH 2 of the Mexico City International Airport, maturing in September 2017, bearing interest at the 28-day TIIE rate 4.5% (9.43% at December 31, 2009).		470,590		69,898

Credit granted to the subsidiary Aeroinvest, S.A. de C.V. maturing in December 2011, bearing interest at the 28-day TIIE plus 4.00% (8.93% at December 31, 2009).		194,004		—

		19,452,798		14,197,940
Current portion		(657,349)		(273,422)

	Ps.	18,795,449	Ps.	13,924,518

The scheduled maturities of long-term debt as of December 31, 2009 are as follows:

Year Ending
December 31,
2011	Ps.	1,349,689
2012		6,401,475
2013		609,820
2014		605,126
2015		693,727
2016 and thereafter		9,135,612

	Ps.	18,795,449

Long-term debt and other agreements of the Company’s subsidiaries mentioned in this note and in Note 14 above provide for various covenants that restrict the ability of certain subsidiaries of the Company to incur additional indebtedness and capital lease obligations, issue guarantees, sell fixed and other non-current assets and make capital distributions to ICA, as well as require compliance with certain other financial ratios. These financial ratios include: the ratio of total liabilities to equity; the ratio of current assets to current liabilities; the ratio of current assets less affiliated accounts receivable to current liabilities; and the ratio of operating earnings plus depreciation to net financing expenses. For the years ended December 31, 2009 and 2008, the Company and its subsidiaries were in compliance with such covenants.
19. Foreign Currency Balances and Transactions
a. The monetary position in foreign currencies of the Company’s Mexican subsidiaries is as follows:

	December 31,
	2009			2008
	Foreign			Foreign
	Currency			Currency	Mexican Peso
	Balances	Mexican Peso		Balances	Equivalent
Currency	(Thousands)	Equivalent		(Thousands)	(Nominal Value)

U.S. dollars:
Assets	$697,141	Ps.	9,099,449	$353,644	Ps.	4,839,619
Liabilities	(677,374)		(8,876,322)	(377,869)		(5,204,523)

Net asset (liability) position	$19,767	Ps.	223,127	$(24,225)	Ps.	(364,904)

b. The non-monetary assets purchased in foreign currencies by the Company’s Mexican subsidiaries are as follows:

	December 31,
	2009			2008
	Foreign			Foreign
	Currency			Currency
	Balances	Mexican Peso		Balances	Mexican Peso
	(Thousands	Equivalent		(Thousands	Equivalent
	of U.S. dollars)	(nominal)		of U.S. dollars)	(nominal)
Machinery and equipment	$18,590	Ps.	242,646	$26,945	Ps.	359,807
Machinery in-transit	22,363		287,351	—		—
Inventories	697		9,099	288		3,947
c. Condensed financial information of foreign subsidiaries expressed in thousands of U.S. dollars is as follows:

	December 31,
	2009	2008
Current assets	$251,948	$184,264
Non-current assets	318,341	236,937
Total liabilities	(314,844)	(325,234)

Net assets	255,445	95,967

d. Transactions in thousands of U.S. dollars are as follows:

		Year Ended December 31,
	2009	2008	2007
Exports	$34,760	$72,750	$195,269
Purchases	190,236	185,420	976,966
Interest expense	5,265	8,390	39,938
e. Pertinent exchange rate information at the date of the consolidated balance sheets is as follows:

	December 31,
	2009				2008
U.S. dollar currency exchange	Buy		Sell		Buy		Sell

Interbank rate	Ps.	13.0525	Ps.	13.1040	Ps.	13.6850	Ps.	13.7750
f. As of March 31, 2010, the interbank buy and sell exchange rates were Ps.12.3363 and 12.3863, respectively.
20. Income and Asset Taxes
The ISR rate for 2009 and 2008 was 28%, and will be 30% for 2010 to 2012, 29% for 2013, and 28% for 2014 and thereafter.
IETU — Revenues, as well as deductions and certain tax credits, are determined based on cash flows of each fiscal year. The IETU rate was 17% and 16.5%, in 2009 and 2008, respectively; and will be 17.5% as of 2010. The Asset Tax Law was repealed upon enactment of the IETU Law; however, under certain circumstances, IMPAC paid in the ten years prior to the year in which ISR is paid, may be recovered, according to the terms of the law. In addition, as opposed to ISR, the parent and its subsidiaries will incur IETU on an individual basis.

a. Income taxes expense and its effect on the balance sheets and statements of operations is as follows:
Consolidated Balance Sheets:

	Year Ended December 31,
	2009		2008
Liabilities:
Cut
Deferred income tax	Ps.	280,298	Ps.	—
Deferred Flat Tax		2,471,493		1,978,655
Income tax reform (1)		2,790,962		—

		5,542,753		1,978,655
Current portion		(70,375)		—

Long -term Total	Ps.	5,472,378	Ps.	1,978,655

(1)
Estimated additional taxes payable as a result of the tax reforms related to special consolidation benefits previously recognized through December 31, 2004, amounted to Ps.281,497, of which Ps.70,375 will be payable in 2010 and Ps.211,122 will be payable over the period from 2011 to 2014. Additionally, this liability includes the effects of tax reforms related to tax losses of subsidiaries incurred for the years from 2005 to 2009 in the amount of Ps.1,665,389, of which Ps.1,614,844 of the offsetting amount is recognized as a deferred income tax asset, as permitted by MFRS. The remaining amount of the liability represents the effects of the tax reform related to equity income tax accounts for Ps. 844 million, of which the offsetting entry was recognized in retained earnings, as permitted by MFRS.

Consolidated Statements of Operations:

	Year ended December 31
	2009		2008		2007

Income tax:
Current	Ps.	77,893	Ps.	102,012	Ps.	233,000
Effect of tax reform relate to the tax consolidation regime		332,042		—		—

Total current income tax		409,935		102,012		233,000

Deferred income taxes realized during the year		1,052,387		(60,376)		(511,793)
Change in valuation allowance for unrecoverable deferred tax asset		(769,444)		(91,126)		658,382
Tax effect due to tax rate changes		27,436		—		—
Others		960		(9,344)		5,505

Total income tax		721,274		(58,834)		385,094

IETU:
Current		208,510		126,472		—
Deferred		437,716		234,388		1,498,376

Total IETU		646,226		360,860		1,498,376

	Ps.	1,367,500	Ps.	302,026	Ps.	1,883,470

b. The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of net income before income tax is as follows:

	Year Ended December 31,
	2009	2008	2007
	%	%	%

Statutory rate	28.00	28.00	28.00
Foreign subsidiaries net operating results	2.62	4.18	8.11
Inflationary and monetary fluctuation effects	9.24	9.50	(7.44)
Tax effect due to rate changes	1.22	—	—
Effect of tax reform	14.75	—	—
Permanent items	10.63	(38.12)	(57.78)
Change in valuation allowance	(34.18)	(10.04)	74.33
Other	(0.23)	—	(1.74)

	32.05	(6.48)	43.48
IETU	28.70	39.75	169.16

Effective rate	60.75	33.27	212.64

c. As of December 2009 and 2008, the main items comprising the (liability) asset balance of deferred income taxes are as follows:

	December 31,
	2009		2008
Liabilities:
Customers	Ps.	(2,487,092)	Ps.	(979,975)
Inventories		(41,167)		(43,822)
Property, plant and equipment		(172,236)		(172,360)
Real estate inventories		(862,789)		(424,176)
Investment in concessions		(2,247,011)		(2,619,890)

		(5,810,295)		(4,240,223)

Assets:

Accrued expenses and reserves		859,925		792,146
Advances from customers		690,129		831,522

		1,550,054		1,623,668

Deferred income tax liabily		(4,260,241)		(2,616,555)
Tax loss carryforwards in consolidated tax reporting		1,368,263		858,215
Tax loss carryforwards in unconsolidated tax reporting		1,585,620		1,698,175

Deferred taxes from tax losses		2,953,883		2,556,390

Effect to remove deferred income tax liability already included within the deferred IETU liability		1,026,060		829,609

Deferred income tax (liability) asset		(280,298)		769,444
Valuation allowance on deferred income tax asset		—		(769,444)

Net deferred income tax (liability) asset		(280,298)		—

Asset tax		1,871,892		2,306,532
Valuation allowance		(1,871,892)		(2,306,532)

Net deferred tax asset	Ps.	—	Ps.	—

d. The main items comprising the asset (liability) balance of deferred IETU at December 31, 2009 and 2008 are as follows:

	December 31,
	2009			2008
LIABILITIES:
Customers	Ps.	(2,390,357)		Ps.	(1,220,572)
Inventories, net		(451,192)			(190,404)
Real estate inventories		(303,441)			(212,313)
Investment in concessions		(938,231)			(1,170,359)
Property, plant and equipment, and others		(1,709,740)			(900,796)

Total liabilities		(5,792,961)			(3,694,444)

ASSETS:
Notes payable		1,310,275			543,107
Provisions		670,905			319,305
Tax credits permitted by IETU law		1,340,288			853,377

Total assets		3,321,468			1,715,789

Liabilities IETU	Ps.	(2,471,493	)(2)	Ps.	(1,978,655	) (1)

(1)
Deferred IETU liability balances at December 31, 2008 have been recasted to include the effects of adoption of INIF 14 in the housing segment, amounting to Ps.43,977 and the effects of proportional consolidation of ICAFD, amounting to Ps.44,906.

(2)
The deferred IETU balances at December 31, 2009 include deferred tax effects of subsidiaries that have been incorporated in the tax consolidation during 2009, amounting to Ps.55,377, which did not affect results for the year.

e. In accordance with Mexican tax law, tax losses restated by the NCPI may be carried forward for a period of ten years, from the year after they were generated. The amount of the Company’s consolidated asset tax credits and consolidated tax loss carryforwards and expiration dates as of December 31, 2009, are as follows:

Year of	Asset tax		Tax loss
Expiration	credits		carry forwards

2010	Ps.	462,310	Ps.	—
2011		374,309		402,464
2012		138,392		368,282
2013		108,945		—
2014		85,562		937,450
2015		104,803		—
2016		64,548		1,246,209
2017		250,454		—
2018		—		714,007
2019		—		892,466

	Ps.	1,589,323	Ps.	4,560,878

f. The balances of stockholders’ equity tax accounts at december 31, 2009 and 2008 are as follows:

	December 31,
	2009		2008

Contributed capital account	Ps.	25,147,903	Ps.	22,243,131
Net consolidated tax profit account		13,002,867		10,247,141

Total	Ps.	38,150,770	Ps.	32,490,272

21. Commitments and contingencies
a. At December 31, 2009, certain subsidiaries of the Company are party to lawsuits incidental to their business, which the Company’s management believes will be resolved in favor of the Company.
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
In September 2004, IDU filed a legal recognition proceeding with a judge in Mexico City to demand the payment of approximately U.S.$2.7 million, plus legal costs and expenses. Although ICA attempted to challenge the arbitration award, the legal order was upheld under which ICA must pay IDU the amount of 5,092,642,293 Colombian pesos or the equivalent in Mexican pesos. However, this ruling did not require ICA to pay interest, expenses or costs; the amount payable has therefore been accrued.
On January 8, 2009, the Mexico City judge issued a ruling recognizing that ICA made the ordered payment; accordingly, the lawsuit was closed.
After the issuance of the arbitration award, and prior to it being executed, both the IDU and ICA made further formal reciprocal claims over and above the original claim settled as discussed above. In a separate proceeding, though still related to the same claim, the IDU brought a claim for liquidated damages for breach in the amount of approximately U.S. $4.7 million and made a claim against the bonding company for the return of the advance payment that had not yet been applied. ICA not only challenged these new claims by the IDU, it also demanded indemnification in the amount of U.S.$8.7 million as well as damages caused by the inability to execute public works in Colombia, payment due for various works executed, and interest and other expenses that were not included in the arbitration totaling U.S.$9.1 million.
In December 2004, an Administrative Court ordered the consolidation of all the proceedings filed by ICA into a single lawsuit to enable them to be jointly processed. In the case of the executory action filed by IDU with regard to the advanced payment made to the bonding company, in February 2006, the Administrative Court overturned a proceeding for annulment filed by the bonding company. The Administrative Court ordered that the executory action filed to collect the advanced payment be suspended for three years until the counterclaim filed by ICA is resolved. The Company does not believe that it is reasonably possible that it will incur a material loss with respect to this claim. See additional information in Note 31.
c. In 1994 Servicio Metropolitano, S.A. de C.V. (“SERVIMET”) sued the Company for breach of contract. In September 2001, a final verdict was issued whereby the Company was ordered to pay the amount of Ps. 2,825, related solely to principal. To date, this amount has already been collected by the plaintiffs, paid by ICA through a deposit. With respect to liquidation of other concepts claimed in the lawsuit, SERVIMET has filed a claim against the amount of the fine, requesting the equivalent of 10% of the total contract amount of Ps. 910, as well as supervision fees paid of Ps.382. ICA filed an appeal against these charges, which was denied, subsequent to which ICA re-filed its appeal. SERVIMET, in turn, counterclaimed with a demand for guarantees as a result of the noncompliance of the final judgment. SERVIMET continues to demand ICA pay the administrative penalties of Ps. 910, excluding value-added tax which, SERVIMET believes that by excluding such, it is relieving ICA of a tax liability.
Resolution by the Appellate Court is currently pending resolution with respect to the petition filed by SERVIMET, which such claim as stated above does not consider the 10% value-added tax be added to the fine. As well, resolution is pending regarding the appeal filed by ICA against the resolution requiring it to pay supervision feed. The Company does not believe that it is reasonably possible that it will incur a material loss with respect to this claim.

d. A lawsuit has been filed against the Ciudad Juárez Airport, challenging the assertion of the ownership of the land occupied by the airport (240 hectares), and, if a change in ownership is not possible, seeking the payment of compensation for damages and lost profits. Payment sought is for a total of U.S.$120 million. In May 2006, the Appellate Court ordered the Ciduad Juárez Airport to return the land. The airport filed an appeal, which was granted by the Appellate Court so that it could re-analyze the case and the related evidence after which it would issue a new sentence. On November 8, 2007, the Appellate Court issued a sentence declaring its previous sentence null, after which the plantiffs filed an appeal wich was granted. To date, the SCT has been included as an original claimant in the case and has appeared at the trial, claiming that the court overseeing the trial is not the appropriate court, requesting that it be moved to Mexican federal jurisdiction, which such decision is still pending. If the case is decided against the airport, the Company believes and has been advised by the SCT that under the terms of the airport concessions, the termination of the Ciudad Juarez concession would not affect the validity of the Company’s remaining aiport concessions and that the Mexican federal government would be obligated to indemnify the Company against any monetary or other damages resulting from the termination of the Ciudad Juarez Airport concession. Accordingly no provision has been accrued by the Company.
e. Currently, there are administrative-law enforcement proceedings against the Reynosa Airport, S.A. de C.V., and the Ciudad Juárez Airport, S.A. de C.V., to settle tax liabilities involving property taxes. Both claims brought forth by the concessionaires are still pending resolution. The amount of the claim as of May 2006 in the Reynosa Airport is in the amount of Ps.59.5 million, though the Company believes that an unfavorable resolution is remote.
In December 2009, a claim brought forth against the Tampico Airport, S.A. de C.V. for Ps.1.02 million, was resolved by the Municipal Treasury which determined that the property that comprises the airport is considered a public domain and therefore exempt from property tax.
In March 2009, a lawsuit brought against the Ciudad Juarez Airport for payment of Ps.1.8 million for tax credits related to property taxes, was declared null. However, after having obtained the favorable resolution declaring that this airport would not have to make such payment, in November 2009, the municipality of Ciudad Juárez notified the airport of payment to be made of Ps.7,592, against which the airport brought forth an appeal and belives that an unfavorable resolution is remote.
f. Urban Train of Puerto Rico.- In 2004, the Office of the Inspector General of the US Transportation Department (“IGDTUSA”) began an investigation of the light train system in Puerto Rico. According to the Company’s attorneys, such investigation of the IGDTUSA refers to other contractors working on the light train system, and not as such to ICA or its subsidiaries. In relation to such investigation, on March 8, 2004, the subsidiary ICA Miramar Metro San Juan Corporation (ICA Miramar), received from the office of the IGDTUSA a request to submit certain documents related to its participation in the construction of the Puerto Rico Light Train System, which were duly provided by ICA Miramar for the purpose of cooperating with the IGDTUSA. As of the date of these financial statements no additional requests had been received from the IGDTUSA. The Company’s attorneys cannot ensure the results of this investigation or that ICA Miramar will not be named in a legal proceeding.
On September 22, 2005, the Highways and Transportation Authority of Puerto Rico (“HTA”), (a client of ICA Miramar), filed suit against ICA Miramar for compensation in an existing lawsuit between the HTA and its principal contractor in the Puerto Rico Urban Train project. The principal contractor filed the claim subject matter of the lawsuit on December 24, 2003, against which HTA filed a countersuit on November 23, 2004. ICA Miramar estimates that the claim for compensation and estimated damages may result in an obligation for the Company in excess of U.S.$4 million.
After a lengthy suspension, the tribunal appointed a special judge because it was declared that the lawsuit and the claim against ICA Miramar were extremely complex. The principal contractor subsequently modified its lawsuit against HTA and in 2009, HTA filed a modification to its claim against ICA Miramar. The tribunal instructed the parties to negotiate the appointment of an arbitrator, which must be agreeable to both parties. The lawsuit is currently in the information gathering phase. The Company does not believe that it is reasonably possible that it will incur a material loss with respect to these claims.

g. Nuevo Necaxa–Tecojotal Highway. — On July 5, 2007, Rafael Francisco Álvarez Guzmán filed a claim against ICA seeking damages and lost profits for alleged adverse effects related to four bodies of water located near the Nuevo Necaxa–Tecojotal Highway, for which the National Water Commission, or CONAGUA, has granted him a 40 year concession. Such damages supposedly prevented him from using the aforementioned bodies of water for commercial purposes. The plaintiff requested monetary damages of Ps.2,792 million, on the basis that he was unable to sell the water to a soft drinks company with which he claims to have a contract. The plaintiff also seeks monetary damages of Ps.5,584 million under the same assumption for the company Akuaforest, Enterprise, S.A. de C.V. (“Akuaforest”), of which the plaintiff says that he is almost the 100% owner. Additionally, Akuaforest seeks damages of Ps.1,778 million for certain installations on its properties, allegedly placed by ICA. The joint defendants in this lawsuit are SCT and the Fideicomiso de Puentes y Autopistas del Golfo de México. Up to the date of these financial statements, the lawsuit is awaiting the notification of the legal acts regarding the Fidecomiso de Puentes y Autopistas del Golfo de México. The Company challenged such lawsuits, on the basis, also, that the Company’s participation in the project was in accordance with that stipulated in the terms the SCT established in the bidding rules and in its instructions.
On January 12, 2010, the Fifth District Judge hearing the lawsuit issued a ruling in which he considers the lawsuit closed, solely taking into consideration that clause 11 of the construction contract executed by ICA for the construction of 6 km of the México-Tuxpan Highway stipulated that the contractor is the only party legally bound to answer for any damage and/or lost profit that might be generated for third parties due to noncompliance by ICA.
This ruling, which has been considered by the Company’s attorneys as illegal and has been appealed by ICA, because it enables the plaintiff to file a new lawsuit with knowledge of the legal defenses of ICA and with the possibility of correcting all the errors the plaintiff has had in its lawsuit. The Company believes the claims against it are without merit. Additionally, ICA believes that the judge did not consider the fact that ICA carried out the construction work based on the section of the land that was provided to it by its client. As of the date of these financial statements, the respective ruling has yet to be issued on the aforementioned appeal. Although the amounts claimed by the plaintiff are material, the Company and its counsel believe that an unfavorable outcome with respect to this case is remote.
h. The subsidiary Consorcio del Mayab (Autopista Kantunil Cancún) excluded the investment in highway and supplemental works when calculating its tax on assets basis because it believes that once the concession term concludes, these assets will be reverted to the Mexican Government. This criterion was accepted by the tax authorities for the 2000 tax year and must be obtained for subsequent years.
i. Performance guarantees — In the normal course of business, the Company is required to secure construction obligations, mainly related to the completion of construction contracts or the quality of its work, by granting letters of credit or bonds. At December 31, 2009, the Company had granted such letters of credit and bonds to its customers for Ps. 14,607 and U.S.$354 million, respectively.
Certain affiliated companies have requirements to guarantee their obligations and responsibilities under certain concession arrangements and construction contracts, for which bonds and letters of credit in the amount of Ps. 58 million million have been entered into.
j. GACN is obligated to make investments in and perform improvements to concessioned assets according to the five-year Management Development Program (“MDP”) established in the concession title, which includes the regulated review system for checked baggage. The total amount required to be invested in fixed assets and improvements to concessioned assets for the period from 2006 to 2010 was Ps. 2,461,291 (Ps.1,890,102 historical pesos of September 2004). Of this amount, at December 31, 2009, the estimated amount pending to be invested under the MDP, is Ps.762,317, which considers Ps.499,611 for checked baggage.
k. In October 2008, GACN acquired the shares of Consorcio Grupo Hotelero T2, S. A. de C. V. As a result of this acquisition, GACN assumed the commitments established in the lease contract executed with Aeropuerto Internacional de la Ciudad de México (Mexico City International Airport (“AICM”)) for a 20-year period to build, maintain and operate a hotel and make use of commercial areas in Terminal 2 of the AICM. The lease was set at the minimum guaranteed revenue (“IMG”) of Ps.18,453 per year, plus an annual 18% share of the gross revenues obtained. The IMG will be adjusted annually based on the Mexican NCPI.
l. The subsidiary GACN has revenues from leasing of commercial premises. The contracts for these leases are based on a monthly rental (which generally increases each year based on the NCPI), Represented by the higher of a minimum guaranteed monthly rental and a percentage of the monthly revenues of the lessee. The monthly rental and the minimum guaranteed monthly rental are included under the heading “concession revenues”.

At December 31, 2009, GACN future rentals under GACN’s leases are as follows:

Year	Amount
2010	Ps.	230,942
2011		145,168
2012		45,535
2013		33,174
Subsequent		91,924

Total	Ps.	546,743

The future rentals committed do not include increases inrentals related to increases based on the NCPI or contingent rentals earned from a percentage of the monthly revenues of the lesses, which in the case of certain contracts may be collected by the Company in addition to the minimum guaranteed rental. The revenues from contingent rentals recorded during the years ended December 31, 2009, 2008 and 2007 were Ps.48,219, Ps.70,278 and Ps.68,379, respectively.
22. Stockholders’ Equity
a. At December 31, 2009, the authorized common stock of the Company is Ps.8,954,081 with a single class of common stock without par value, comprised of the following:

	Shares	Amount

Subscribed and paid shares	645,687,012	Ps.	8,925,990
Shares held in treasury	4,236,333		28,091

	649,923,345	Ps.	8,954,081

As part of the resolutions made at the Stockholders’ Ordinary General Meeting on April 24, 2009, the Board of Directors proposed to approve the number of shares that represent the Company’s minimum fixed capital at the end of 2008 as 34,693,284. The resulting average theoretical value of such shares derived from the consolidation regime was Ps.13.8560843641 per each subscribed and paid-in share. Consequently, the Company’s minimum fixed capital amounts to Ps.480,713. Variable capital is unlimited.
b. At the Stockholders’ Ordinary General Meeting on April 24, 2009, and April 3, 2008, the stockholders approved the results of operations for the years ended December 31, 2008 and 2007, respectively.
c. A Stockholders’ Special Meeting held on June 25, 2009, the following resolutions were adopted: i) cancel up to 5,349,500 of the Company’s own shares of variable capital, which were held in treasury, acquired under the share buyback program established in the Stock Market Law, ii) adjust the total number of shares representing authorized common stock of 499,923,345 shares to their theoretical value in effect at the acquisition date, and iii) increase the variable capital of the Company through the issuance and placement of up to 150 million unsubscribed shares, up to a maximum amount equivalent to U.S.$350 million through a public offering and over-allotment, both in the Mexican market (30%), and in foreign markets (70%), in the latter case through Nonredeemable Ordinary Participation Certificates (CPOs) or American Depositary Shares (ADSs), each one representing four CPOs, and each CPO with the underlying value of one share.
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

e. At the Ordinary General Stockholders’ meeting of March 31, 2000, the stockholders agreed to establish an employee stock option plan. The option plan will be effective for ten years. Under the option plan, ICA’s employees were able to acquire treasury shares at the quoted market price of the day before the grant date, which may not be lower than Ps.22.50 (pesos per share). The term for exercising the option is seven years. Shares obtained through options may only be sold in Mexico through the Mexican Stock Exchange, by following the provisions of the Mexican Law related to confidential information. The maximum annual amount of options for the purchase of shares that may be granted may not exceed 1.5% of the total amount of outstanding shares at December 31 of the previous year.
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
At the Ordinary General Stockholders’ meeting held on April 16, 2004, the stockholders approved a resolution amending the Company’s employee stock option plan. The resolution terminated the issuance of future options under the plan and amended past grants to lower the exercise price on all grants to Ps.22.50 (pesos per share). Since inception of the plan, 4,160,307 shares held in the Company’s treasury were designated for subscription under the employee stock option plan. Through 2007, 3,256,789 options have been exercised. During 2009 and 2008, 35,308 and 151,845 options were exercised, respectively, minus 231,887 and 166 shares transferred from the option to the share plan at 2009 and 2005, respectively.
At December 31, 2009, the number of shares held in treasury for the option plan is 484,312 shares.
f. At December 31, 2005, the number of shares held in treasury assigned to meet the Company’s obligation under the employee bonus plan was 9,648,065, of which at December 31, 2007, 1,088,917 shares were granted. During 2009 and 2008, 2,819,452 and 2,219,396, respectively, of shares were issued to employees of ICA,
g. Based on the resolutions adopted by the stockholders’ special meeting of June 25, 2009, it was agreed: i) to apply 231,887 shares held in treasury of the Option Plan, whose rights were not exercised within the respective deadlines as established in the assignment contract, to the Executive Stock Plan of the ICA Companies, ii) for the subsequent years, transfer to the Executive Stock Plan of the ICA Companies, the shares involved in the Option Plan, whose option rights were not exercised within the respective deadlines.
The balance at December 31, 2009 of shares in treasury for the plan is 3,752,021 shares.
h. During 2009 and 2008, the Company repurchased from the stock market 371,500 and 4,978,000 of its own shares for Ps.5,148 and Ps.68,976, respectively, that as mentioned in paragraph c) above, were canceled.
i. Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. Any tax paid on such distribution may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.
23. Noncontrolling Interest in Consolidated Subsidiaries
Noncontrolling interest consists of the following:

	December 31,
	2009		2008

Common stock	Ps.	3,103,224	Ps.	3,006,558
Retained earnings and others		857,134		212,035

	Ps.	3,960,358	Ps.	3,218,593

The fluctuation in the noncontrolling interest mainly occurs because of the effects of the dividends received and the effects of incorporation of subsidiaries.

24. Other (Income) Expense, Net
a. Other (income) expense, net, consists of the following:

	Year Ended December 31,
	2009		2008		2007
Reversal of impairment of long lived assets (see Note 11c)	Ps.	(680,554)	Ps.	-	Ps.	-
Gain on sale of investments in shares		67		(6,760)		(7,465)
Reversal of allowance for doubtful accounts from sale of investment in shares in affiliated companies (Torre Mayor)		—		—		(67,975)
Reversal of value-added tax from concessioned highways		—		—		10,571
Loss (gain) on sales of property, plant and equipment		13,771		(10,587)		(911)
Gain on contract settlement		—		(40,545)		—
Other		(18,823)		(29,594)		9,583

		(685,539)		(87,486)		(56,197)
Statutory employee profit sharing		(1,884)		(7,779)		19,990

	Ps.	(687,423)	Ps.	(95,265)	Ps.	(36,207)

b. Statutory employee profit sharing expense is as follows:

	Year Ended December 31,
	2009		2008		2007
Current	Ps.	(13,332)	Ps.	77,772	Ps.	2,629
Deferred		11,448		(85,551)		17,361

	Ps.	(1,884)	Ps.	(7,779)	Ps.	19,990

c. The main items comprising the asset (liability) balance of deferred statutory employee profit sharing at December 31, 2009 and 2008 are as follows:

	December 31,
	2009		2008
Deferred PTU assets:
Inventory	Ps.	9,625	Ps.	27,222
Depreciation of property, plant and equipment		180		234
Provisions		44,483		47,041
Investment in concessions		95		48
Advances from customers		60,530		54,551

		114,913		129,096

Deferred PTU liability:
Cost and estimated earnings in excess of billings on uncompleted contracts		(131,916)		(135,804)
Other		(1,618)		(388)

		(133,534)		(136,192)

Total liability	Ps.	(18,621)	Ps.	(7,096)

25. Comprehensive Financing Cost
Comprehensive financing cost is detailed as follows:

	December 31, 2009
					Project		Results
	Total		Capitalized		Financing		of Operations
Interest expense	Ps.	2,516,394	Ps.	763,297	Ps.	720,572	Ps.	1,032,525
Interest income		(406,304)		—		(33,590)		(372,714)
Exchange loss (gain)		75,440		(8,870)		(21,109)		105,419
Valuation of derivative financial instruments		476,840		—		474,616		2,224

Total	Ps.	2,662,370	Ps.	754,427	Ps.	1,140,489	Ps.	767,454

	December 31, 2008
					Project		Results
	Total		Capitalized		Financing		of Operations

Interest expense	Ps.	1,354,262	Ps.	175,251	Ps.	155,616	Ps.	1,023,395
Interest income		(404,595)		(869)		(8,719)		(395,007)
Exchange loss (gain)		90,767		12,785		193,958		(115,976)
Valuation of derivative financial instruments		75,333		—		46,788		28,545

Total	Ps.	1,115,767	Ps.	187,167	Ps.	387,643	Ps.	540,957

	December 31, 2007
					Project		Results
	Total		Capitalized		Financing		of Operations
Interest expense	Ps.	1,134,983	Ps.	112,586	Ps.	—	Ps.	1,022,397
Interest income		(504,567)		(6,586)		—		(497,981)
Exchange (gain) loss		(74,416)		882		—		(75,298)
Valuation of derivative financial instruments		2,709		—		—		2,709

Total	Ps.	558,709	Ps.	106,882	Ps.	—	Ps.	451,827

26. Related Party Balances and Transactions
a. At December 31, 2009 and 2008 the accounts receivable and accounts payable are as follows:

	Year ended December 31,
Accounts receivable	2009		2008

Red de Carretas de Occidente, S.A.P.I.B. de C.V.	Ps.	156,836	Ps.	5,891
Fluor Daniel Latin America. INC		2,992		—
Fluor Daniel South America Limited		33,527		—
Los Portales, S.A.		30,680		—
Fluor Daniel México, S.A.		127,604		—
Viabilis Holding, S.A. de C.V.		35,406		—
Sismológica Burgos, S.A.		9,891		9,891
Fundación ICA, A.C.		7,008		3,690
Constructora Mexicana de Infraestructura Subterránea, S.A de C.V.		325,644		—
Constructora de Infraestructura de Agua de Querétaro, S.A de C.V.		13,494		—
Casaflex, S.A.P.I. de C.V.		—		9,008
Aqualia Infraestructura, S.A.		—		3,976
Fluor Canada, LTD		—		62,881
Corporación Geo, S.A. de C.V.		—		2,837
Various		26,568		95,818

Total	Ps.	769,650	Ps.	193,992

	Year ended December 31,
Accounts payable	2009		2008

Controladora García Vélez, S.A. de C.V.	Ps.	163,332	Ps.	—
Corporacion Geo, S.A. de C.V.		17,308		—
Geo Edificaciones, S.A. de C.V		25,746		45,879
Aeropuerto de Paris Management		53,199		45,875
Hotel N H Cristal, S.A. de C.V.		24,053		—
Fluor Daniel Technical Services. INC		3,792		—
AMECO Services, S. de R.L. de C.V.		9,431		6,244
Fluor Daniel Mexico, S.A.		—		86,805
GEO D. F., S.A. de C.V.		—		16,200
Autopistas Concesionadas de Venezuela, C.A.		—		70,005
Varios		38,001		12,523

Total	Ps.	334,862	Ps.	283,531

b. Transactions with related parties, carried out in the ordinary course of business, were as follows:

	Year Ended December 31,
	2009		2008		2007

Construction revenues(1)	Ps.	1,665,724	Ps.	413,260	Ps.	100,537
Services rendered(2)		250,749		220,708		82,977
Royalties(3)		55,138		57,225		55,444
Interest income(4)		2,898		5,310		18,448
Equipment leasing expense(5)		37,857		32,985		44,908
General and administrative expenses(6)		6,275		13,419		10,730
Financing cost(7)		4,998		—		7,758
Service cost(8)		33,751		18,873		57,363
Equipment leasing income (9)		95,173		—		—

(1)
In 2009, this concept is primarily composed of income from RCO for Ps.1,342,057, income from services provided by ICA Fluor Daniel to Fluor Daniel South America for Ps.79,703 and Fluor Enterprises for Ps.59,915, ICA’s proportional share of income from CONNET (FCC Construction) with PRETSA and AUNETI for Ps.71,904, and CIAQSA (proportion share ofFCC Construction) with SAQSA for Ps.99,858. In 2008, this amount consisted of construction services provided by the Company to RCO for Ps. 213,701 and engineering services from ICAFD to Fluor Daniel de México for Ps.199,559. In 2007 the amount represented engineering services from ICAFD to Fluor Daniel de México for Ps.100,537.

(2)
2009 principally includes income of Ps.212,238 to ICA Infrastructure from RCO and Ps.34,600 of ICA’s proportional share with CONNET and CIAQSA (FCC Construction). In 2008, this amount primarily consisted of administrative services provided from ICA Infraestructura to RCO for Ps.208,635. In 2007, the amount primarily consisted of services to RCO for Ps.70,225, to SAQSA, for Ps.3,751 and to Solentanche for Ps.3,758.

(3)	Royalties consist of amounts paid for using the trademark Fluor Daniel Mexico, an affiliate of Fluor Corporation.

(4)
For 2009, interest income was from ICA with Viabilis Holding. In 2008, this caption consisted of interest from ATGASA to Autopista de Occidente, S.A. de C.V. (“AUCOVEN”) for Ps.5,310. In 2007, interest was collected from La Peninsular for Ps. 13,173, and Ps.5,275 was earned on the AUCOVEN investment.

(5)	Represents rental payments to AMECO Services, S. de R. L. de C. V., a related party of Fluor Co.

(6)	Consist principally of administrative services provided by related parties of Fluor Co.

(7)
In 2009, this concept is composed of interest paid by Servicios de Technologia Aeroportuaria, S.A. de C.V. (“SETA”) to Aeropuerto de Paris for Ps.4.998. In 2007, this amount primarily consisted of services provided to Aeropuerto de Paris for Ps 7,369.

(8)
In 2008, this concept is composed principally of services provided by Fluor Daniel Latin America to ICA Fluor Daniel. In 2008, this amount primarily consisted of systems services for Ps. 11,519 provided by Fluor Daniel Latin America, and administrative services for Ps.5,160. For 2007, primarily consisted of system services for Ps.8,723, provided by Fluor Daniel Latin America, administrative services received for Ps.10,888 from La Peninsular and services provided by Instalaciones Elemsa, S.A. de C.V. for Ps.34,522.

(9)	In 2009, this concept is composed of equipment rental revenues representing ICA’s proportional share from CIAQSA ICA (FCC Construction) of Ps.37,669 and Ps.57,503 for CONNET.
c. For the years ended December 31, 2009, 2008 and 2007, the aggregate compensation of our directors and executive officers paid or accrued for services in all capacities was approximately Ps.147 million, Ps.131 million and Ps.93 million, respectively. We pay non-management directors Ps.15,459 (nominal value) net of taxes for each board meeting, corporate practices committee meeting or audit committee meeting they attend. Additionally we paid Ps. 6,250 and Ps.5,000 net of taxes to the non-management directors and president of the Board of Directors as of December, 31 2009 and 2008, respectively.
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

The consolidated net cost of the period of obligations derived from the pension plan, severance payments and seniority premiums was Ps. 120,839 and Ps.113,638 in 2009 and 2008, respectively, and is as follows:

	Year Ended December 31,
	2009		2008		2007

Labor cost	Ps.	44,880	Ps.	30,137	Ps.	33,862
Financial cost		28,219		19,927		26,077
Yield on plan assets		(1,022)		(486)		(364)
Net actuarial gain and loss.		12,017		16,913		—
Amortization pending		36,745		47,147		48,537

Net cost of the period	Ps.	120,839	Ps.	113,638	Ps.	108,112

The current values of obligations and the rates used in the calculation of the pension plan and seniority premiums are as follows:

	December 31,
	2009		2008

Vested benefit obligation	Ps.	(85,973)	Ps.	(62,835)
Non vested benefit obligation		(307,129)		(295,109)

Defined benefit obligation		(393,102)		(357,944)
Plan assets at fair value		14,216		9,470

Underfunded status	Ps.	(378,886)	Ps.	(348,474)

Unrecognized items:
Initial transition asset	Ps.	44,911	Ps.	67,265
Prior services and plan modifications		7,756		7,793
Actuarial losses		37,663		33,373

	Ps.	90,330	Ps.	108,431

Net projected liability	Ps.	(288,556)	Ps.	(240,043)

Actual rates used in actuarial calculations:

	2009	2008
	%	%

Discount rate of the projected benefit obligation at present value	8.50%	8.00%
Salary increase	5.50%	5.00%
Yield on plan assets	9.00%	9.50%
Unrecognized items are charged to results based on the average remaining service life of employees.
The present values of obligations of the pension plan and seniority premiums are as follows:

	2009		2008

Present values of obligations of the pension plan as of January 1, 2009 and 2008	Ps.	357,944	Ps.	289,988
Actuarial service labor cost		44,880		30,137
Financial cost		28,219		19,927
Actuarial loss of the obligations		18,262		(7,192)
Amortication of plan modifications Loss on change in obligations		12,465		51,165
Payment of benefits of net projected liability		(68,668)		(31,657)
Amortization of past service costs		—		5,576

Present values of obligations of the pension plan as of December 31, 2009 and 2008	Ps.	393,102	Ps.	357,944

28. Business Segment Data
For management purposes, the Company is organized into six segments, which are: Civil Construction, Industrial Construction, Rodio-Kronsa, Housing Development, Infrastructure and Corporate and Other. These segments are the basis on which the Company reports its primary segment information. Operating segment information is presented based on the management approach required by Bulletin B-5, Financial Information by Segment, issued by the “CINIF” in April 2003. The principal products for each of the operating segments are summarized below:

Operating Segment	Principal Products

Construction

Civil construction	Heavy construction projects such as highways, bridges, tunnels and dams, urban and housing construction, including transportation construction such as subway systems, shopping centers and automobile parking facilities.

Industrial construction	Industrial construction such as energy generating and petrochemical plants.

Rodio — Kronsa	Hydraulic construction projects, building, transportation and environmental infrastructure and geotechnology services.

Housing development	Development, trading, ownership, sale, assistance, operation and administration of housing development.

Infrastructure	Operation and maintenance of concessioned airports, highways, bridges and tunnels, water supply systems, and waste treatment.

Corporate and other	Corporate services.

A summary of certain segment information is as follows (amounts may not add or tie to other accompanying information due to rounding):

	Construction								Housing				Corporate					Intersegment	Total
	Civil		Industrial		Rodio-Kronsa		Subtotal		Development		Infrastructure		and Other		Total Segments			Eliminations	Consolidated
2009:
External revenues	Ps.	19,603,797	Ps.	3,973,542	Ps.	1,514,374	Ps.	25,091,713	Ps	.2,271,199	Ps.	4,126,972	Ps.	20,405	Ps	.31,510,289	Ps.	(638,927)	Ps.	30,871,362
Intersegment revenues		8,079,056		462,210		846,625		9,387,891		(2,807)		5,557,383		453,591		15,396,058		638,927		16,034,985
Operating (loss) income		701,529		227,753		43,385		972,667		165,034		1,319,038		(13,124)		2,443,615		1,804		2,445,419
Financing cost (income)		(370,489)		(18,732)		15,898		(373,323)		2,734		665,656		489,351		784,418		(16,964)		767,454
Income tax expense (benefit)		568,930		92,378		9,732		671,040		18,126		415,158		(254,107)		850,217		517,283		1,367,500
Statutory employee profit sharing expense		(35,433)		30,138		—		(5,295)		—		1,341		2,070		(1,884)		—		(1,884)
Share in operations of associated companies		7,814		—		—		7,814		(638)		(116,701)		(4,731)		(114,256)		—		(114,256)
Segment assets		25,850,847		2,880,675		1,226,641		29,958,163		6,009,074		31,478,291		19,549,852		87,018,738		(22,250,075)		64,745,305
Investments in associated companies		920		—		—		920		1,123		5,791		16,679,770		16,687,604		(16,604,651)		82,953
Segment liabilities(1)		11,312,297		1,579,548		739,092		13,630,937		1,873,529		5,703,056		3,309,223		24,587,667		(4,205,043)		20,311,702
Capital expenditures(2)		826,907		16,515		95,267		938,689		29,602		2,618,952		29,689		3,616,932		—		3,616,932
Depreciation and amortization		468,598		34,552		66,835		569,985		5,039		682,565		223		1,257,812		15,495		1,273,307
Net cash of operating activities		(2,396,937)		(291,183)		98,832		(2,589,288)		522,202		1,914,904		(744,402)		(896,584)		(1,269,950)		(2,166,534)
Net cash of investing activities		(1,766,998)		6,561		(50,413)		(1,810,850)		(13,286)		(2,843,662)		(2,069,781)		(6,737,579)		1,886,880		(4,850,699)
Net cash of financing activities		3,363,099		187,911		(9,410)		3,541,600		(520,615)		1,061,812		2,790,727		6,873,524		(616,934)		6,256,590

	Construction								Housing				Corporate					Intersegment	Total
	Civil		Industrial		Rodio-Kronsa		Subtotal		Development		Infrastructure		and Other		Total Segments			Eliminations	Consolidated
2008:
External revenues	Ps.	11,402,252	Ps.	4,151,970	Ps.	1,679,791	Ps.	17,234,013	Ps.	2,151,041	Ps.	3,840,190	Ps.	49,611	Ps.	23,274,855	Ps.	(523,833)	Ps.	22,751,022
Intersegment revenues		3,279,424		669,576		454,858		4,403,858		26,117		3,561,962		461,365		8,453,302		523,833		8,977,135
Operating (loss) income		346,107		113,778		12,694		472,579		143,658		1,263,141		(34,557)		1,844,821		(58,721)		1,786,100
Financing cost (income)		(304,199)		(70,303)		13,656		(360,846)		5,366		745,905		153,165		543,590		(2,633)		540,957
Income tax expense (benefit)		159,442		50,483		546		210,471		(21)		480,702		(366,111)		325,041		(23,015)		302,026
Statutory employee profit sharing expense		67,279		23,224		—		90,503		—		(100,463)		2,181		(7,779)		—		(7,779)
Share in operations of associated companies		(20,336)		—		—		(20,336)		—		(416,760)		5,436		(431,660)		(947)		(432,607)
Segment assets		15,294,595		2,527,001		1,405,979		19,227,575		5,481,822		26,891,125		16,982,789		68,583,311		(19,051,203)		49,532,108
Investments in associated companies		107,131		—		1,872		109,003		1,761		59,832		14,585,509		14,756,105		(14,509,814)		246,291
Segment liabilities(1)		7,744,183		1,563,389		981,755		10,289,327		1,183,293		4,468,880		2,522,086		18,463,586		(4,621,276)		13,842,310
Capital expenditures(2)		963,548		42,813		59,464		1,065,825		66,435		6,267,158		37,745		7,437,163				7,437,163
Depreciation and amortization		215,778		34,405		83,606		333,789		7,505		562,124		423		903,841		15,774		919,615
Net cash of operating activities		(1,939,533)		58,448		(19,694)		(1,900,779)		(1,056,367)		1,526,139		(890,218)		(2,321,225)		813,459		(1,507,766)
Net cash of investing activities		(40,730)		(175,715)		(27,226)		(243,671)		67,927		(3,681,020)		285,822		(3,570,942)		(977,004)		(4,547,946)
Net cash of financing activities		2,141,750		275,643		101		2,417,494		918,324		1,523,473		(80,041)		4,779,250		163,544		4,942,794

	Construction								Housing				Corporate					Intersegment	Total
	Civil		Industrial		Rodio-Kronsa		Subtotal		Development		Infrastructure		and Other		Total Segments			Eliminations	Consolidated
2007:
External revenues	Ps.	7,743,587	Ps.	4,018,048	Ps.	1,894,308	Ps.	13,655,943	Ps.	1,805,171	Ps.	2,734,588	Ps.	159,934	Ps.	18,355,636	Ps.	(210,134)	Ps.	18,145,502
Intersegment revenues		336,646		590,458		(31,605)		895,499		1,788		1,701,315		442,903		3,041,505		210,134		3,251,639
Operating (loss) income		183,719		177,680		73,457		434,856		158,916		739,434		(26,011)		1,307,195		(16,628)		1,290,567
Financing cost (income)		234,029		(32,296)		8,542		210,275		1,121		129,399		130,500		471,295		(19,468)		451,827
Income tax expense (benefit)		207,405		38,967		20,526		266,898		255,194		990,051		187,107		1,699,250		184,220		1,883,470
Statutory employee profit sharing expense		(4,237)		11,825		—		7,588		(1,148)		9,341		4,209		19,990		—		19,990
Share in operations of associated companies		(268)		—		1		(267)		—		(16,793)		27,888		10,828		—		10,828
Segment assets		8,229,481		2,196,724		1,309,662		11,735,867		3,256,594		19,900,375		18,828,870		53,721,706		(19,639,235)		34,082,471
Investments in associated companies		64,291		—		114		64,405		1,761		55,754		15,309,692		15,431,612		(15,218,080)		213,532
Segment liabilities(1)		2,901,461		1,431,917		877,970		5,211,348		764,636		2,586,960		3,550,363		12,113,307		(4,152,680)		7,960,627
Capital expenditures(2)		415,394		40,530		124,531		580,455		57,416		4,705,574		10,951		5,354,396		—		5,354,396
Depreciation and amortization		107,114		32,215		65,494		204,823		19,056		429,115		13,107		666,101		—		666,101

(1)	Segment liabilities include only the operating liabilities attributable to each segment.

(2)	Capital expenditures include purchases of property, plant and equipment, investments in concessions and other assets.

The Company’s principal consolidated net revenues are from construction contracts with various Mexican public and private sector entities, as well as foreign public and private sector entities, summarized as follows (amounts may not add or tie to other accompanying information due to rounding):

	Year Ended December 31,
	2009		2008		2007
National:

a. Public sector
Petróleos Mexicanos	Ps.	2,939,680	Ps.	2,875,220	Ps.	3,223,171
Comisión Federal de Electricidad		3,864,874		2,477,402		669,516
Secretaría de Comunicaciones y Transportes		44,271		202,998		316,391
Sistema de Transporte Metropolitano		2,395,789		232,549		—
Aeropuertos y Servicios Auxiliares		177,102		338,489		1,379,928
Instituto Mexicano del Seguro Social		430,225		115,630		22,030
Poder Judicial de la Federación		—		21,950		227,418
Instituto Nacional de Rehabilitación		129,525		—		—
Comisión Nacional del Agua		1,428,055		11,223		—
State Governments		2,043,663		2,751,751		74,471
Gobierno del Distrito Federal		861,657		173,999		358,004
Instituto de Seguridad Social al Servicio de Trabajadores del Estado		236,842		—		—
Fideicomiso 1928 (Río de la Compañía)		269,687		—		—
Sistema de Autopistas y Aeropuertos y Servicios Conexos y Auxiliares del Estado de México		1,273,426		—		—
Secretaría de Marina		47,639		632,145		430,659

b. Private sector
Invista Planta Petroquímica		—		—		29,496
Terminal de Ling-Shell		21,223		—		19,767
Playa Paraiso Maya, S.A. de C.V.		52,708		—		—
Indelpro, S.A. de .C.V.		—		43,828		346,572
Fideicomiso de Autotransportes del Golfo		324,786		243,625		220,767
Iberdrola, Altamira III y IV		—		—		11,683
Altos Hornos de México, S.A.		358,489		595,637		—
Energía Costa Azul, S. de R.L		349,957		288,502		—
Aeropuerto de la Ciudad de México		11,933		216,769		—
Monterrey Airport		142,450		308,213		—
Proyecto Esmeralda		500,934		312,093		—
Red de Carreteras		1,342,057		213,701		—
Vista Serena S. de R.L		307,910		346,703		—
Partes Relacionadas (ICA Fluor Daniel)		138,590		—		—
Estadio Chivas		267,499		760,751		186,519

	Year Ended December 31,
	2009	2008	2007
Foreign:
Public and private sector
Spain	1,514,373	1,679,791	1,894,307
Colombia	82,718	123,638	135,203
Venezuela	—	98,529	1,257,284
Panama	14,646	363,016	1,175
The Company’s segments operate in four principal geographical areas in the world: Mexico, its home country, Spain, United States and Latin America. The Company’s operations by geographic area were as follows (amounts may not add or tie to another balances due to rounding):

			Foreign		United		Latin		Sub-		Intersegment
	Mexico		Spain		States		America		total		Eliminations(1)		Total
2009:
Revenues:
Construction	Ps.	23,535,720	Ps.	1,514,373	Ps.	—	Ps.	94,910	Ps.	25,145,003	Ps.	(53,290)	Ps.	25,091,713
Housing development		2,271,199		—		—		—		2,271,199		—		2,271,199
Infrastructure		3,384,114		—		—		742,858		4,126,972		—		4,126,972
Corporate and other		(618,522)		—		—		—		(618,522)		—		(618,522)
Total revenues		28,572,511		1,514,373		—		837,768		30,924,652		(53,290)		30,871,362
Capital expenditures		3,509,988		95,267		—		11,677		3,616,932		—		3,616,932
Fixed assets		3,941,429		323,493		—		7,658		4,272,580		—		4,272,580
Total assets		60,368,439		1,274,193		1,558,463		4,695,307		67,896,402		(3,151,097)		64,745,305

2008:
Revenues:
Construction	Ps.	15,088,539	Ps.	1,679,791	Ps.	—	Ps.	470,099	Ps.	17,238,429	Ps.	(4,416)	Ps.	17,234,013
Housing development		2,151,041		—		—		—		2,151,041		—		2,151,041
Infrastructure		3,251,326		—		—		588,864		3,840,190		—		3,840,190
Corporate and other		(474,221)		—		—		—		(474,221)		—		(474,221)
Total revenues		20,016,684		1,679,791		—		1,058,963		22,755,438		(4,416)		22,751,022
Capital expenditures		7,311,814		59,463		—		65,886		7,437,163		—		7,437,163
Fixed assets		3,036,389		257,036		25		15,860		3,309,310		—		3,309,310
Total assets		44,868,623		1,443,991		1,497,520		4,029,322		51,839,456		(2,307,348)		49,532,108

2007:
Revenues:
Construction	Ps.	10,162,109	Ps.	1,894,307	Ps.	514	Ps.	1,599,013	Ps.	13,655,943	Ps.	—	Ps.	13,655,943
Housing development		1,805,172		—		—		—		1,805,172		(9,404)		1,795,768
Infrastructure		2,391,811		—		—		342,777		2,734,588		(130,724)		2,603,864
Corporate and other		159,933		—		—		—		159,933		(70,006)		89,927
Total revenues		14,519,025		1,894,307		514		1,941,790		18,355,636		(210,134)		18,145,502
Capital expenditures		5,218,326		124,531		26		11,513		5,354,396		—		5,354,396
Fixed assets		1,079,767		323,597		36		19,766		1,423,166		(31,572)		1,391,594
Total assets		48,318,619		1,309,661		713,963		3,379,468		53,721,711		(19,639,240)		34,082,471

(1)
Through December 31, 2007, intersegment eliminations included eliminations between operating segments; beginning January 1, 2008, these eliminations were included in each respective country such that Intersegment eliminations represents solely eliminations between geographical segments.

29. Differences Between Mexican Financial Reporting Standards and Accounting Principles Generally Accepted in the United States of America
Through December 31, 2007, the consolidated financial statements under MFRS included the effects of inflation as provided for under Bulletin B-10, Comprehensive Effects of Inflation on Financial Information, which also required the restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented. The Company restated financial statements to constant pesos by applying the alternative method provided by Bulletin B-15. Beginning January 1, 2008, the Company adopted NIF B-10, under which it discontinued the recognition of the effects of inflation in its MFRS financial statements, since the countries in which it operates are not considered inflationary, as defined by NIF B-10, and does not restate financial statements into constant pesos. Therefore, the consolidated financial statements as of and for the years ended December 31, 2009 and 2008 include balances and transactions denominated in Mexican pesos of different purchasing power, while those as of December 31, 2007 are presented in Mexican pesos of purchasing power of December 31, 2007.

U.S. GAAP requires financial statements to be presented on a historical cost basis. However, the application of Bulletin B-10 represented a comprehensive measure of the effects of price level changes in the Mexican economy during the time in which the country experienced high levels of inflation and, as such, was considered a more meaningful presentation than historical cost-based financial reporting, for which reason the following reconciliations to U.S. GAAP do not include the reversal of the inflation adjustments through December 31, 2007, except as discussed in inserts (h) below.
Matters affecting comparability of the reconciliations of consolidated net income and equity to U.S. GAAP
(i)
As discussed in Note 3a to the MFRS financial statements, on January 1, 2009, the Company adopted NIF B-8 and early adopted INIF 14. The results of the adoption of NIF B-8 and their effect on the reconciliations to U.S. GAAP of consolidated net income and equity are discussed in insert (b) below.

The adoption of INIF 14 resulted in the Company recasting revenues related to housing sales in its MFRS financial statements in order that such revenues are recognized when the risks and rewards of the property pass to the customer, which generally occurs upon transfer of title. Previously, revenues from housing sales under MFRS were recognized at a point earlier than transfer of title, which resulted in a difference between MFRS and U.S. GAAP. With the adoption of INIF 14 on a retrospective basis, such difference has been eliminated, for which reason, the accompanying reconciliations of consolidated net income and equity to U.S. GAAP have been recasted to eliminate such adjustment.

(ii)
2008 statement of cash flows — As discussed in Note 3.b, the non-cash effects of the valuation of derivative financial instruments of Ps.1,813,911 that were presented within financing activities in the 2008 U.S. GAAP statement of cash flows should have been presented as a decrease of net cash flows used in operating activities. As a result, the net cash flows obtained from financing activities decreased from Ps.7,260,345 to Ps.5,446,434 and the net cash flows used in operating activities decreased from Ps.(3,483,718) to Ps.(1,669,807). As such, the statement of cash flows within (l)(5) of this note has been restated.

(iii)
In 2009, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810 (Statement of Financial Accounting Standards (“SFAS”) No. 160, Noncontrolling Interests in Consolidated Financial Statements) as it relates to the accounting for noncontrolling interests, previously referred to as minority interst. This new guidance establishes the accounting and reporting standards for noncontrolling interests in a subsidiary as a result of a business combination, as well as for acquisitions and dispositions of existing noncontrolling interest when such acquisitions and dispositions do not affect control held by the investor. Additionally, this new guidance requires entities to include the amounts related to noncontrolling interests within consolidated equity, as opposed to a mezzanine level as previously required by U.S. GAAP, and within consolidated net income, as opposed to deducting it as minority interest expense as previously required by U.S. GAAP. These new presentation requirements are required to be adopted retrospectively. Accordingly, the accompanying reconciliations to U.S. GAAP of consoloidated net income and equity for 2008 and 2007, and all related information in the narrative descriptions of the reconciling adjustments included in this note have been retrospectively adjusted for this presentation.

As required under Bulletin A-8, Supplemental Standards, the Company has applied certain aspects of U.S. GAAP in the preparation of its MFRS financial statements where specific accounting guidance under MFRS and International Financial Reporting Standards (“IFRS”) does not exist.

The principal differences between MFRS and U.S. GAAP and their effects on consolidated net income and consolidated equity are presented below with an explanation of such adjustments:

	Millions of
	U.S. Dollars
	(Convenience
	Translation)
	Year Ended
	December 31,	Years Ended December 31,
Reconciliation of Consolidated Net Income (Loss)	2009	2009		2008		2007

Consolidated net income (loss) reported under MFRS	$68	Ps.	883,632	Ps.	605,775	Ps.	(997,695)
U.S. GAAP adjustments for:
Concession effect (IFRIC 12)(d)	(18)		(237,767)		(301,862)		(64,070)
Reversal of changes in income tax law recorded in equity (e)	(65)		(844,076)		—		—
Deferred income taxes(e)	32		427,599		105,403		(161,351)
Deferred statutory employee profit sharing(e)	—		—		—		3,441
Capitalization of financing costs(f)	1		8,870		(54,770)		6,412
Accrual for severance payments(g)	2		26,920		70,395		(16,452)
Impairment reversal(h)	(52)		(673,451)		7,531		7,415
Reversal of compensation cost recognized in MFRS upon exercise of option (l)(8)	—		93		6,550		19,150
Amortization of intangible resulting from purchase method applied to acquisition of noncontrolling interest (i)	—		(5,681)		(5,682)		(2,133)
Investment in associated companies (cost method) (j)	(1)		(16,446)		(9,671)		—
Reversal of deferred (loss) gain or amortization of deferred loss on derivative financial instruments (k)	63		824,562		(1,730,327)		—
Valuation of derivative financial instruments (k)	1		10,752		—		—

Consolidated net (loss) income under U.S. GAAP	$31	Ps.	405,007	Ps.	(1,306,658)	Ps.	(1,205,283)

Net income (loss) attributable to noncontrolling interest	23		294,280		(228,707)		(204,695)

Net income (loss) attributable to ICA	$8	Ps.	110,727	Ps.	(1,077,951)	Ps.	(1,000,588)

	Millions of
	U.S. Dollars
	(Convenience
	Translation)
	December 31,	At December 31,
Reconciliation of Equity	2009	2009		2008		2007
Total equity reported under MFRS	$1,591	Ps.	20,766,059	Ps.	17,433,074	Ps.	18,205,722
Concession effect (IFRIC 12)(d)	(52)		(662,299)		(424,532)		(122,670)

	1,539		20,103,760		17,008,542		18,083,052
(Continued)

	Millions of
	U.S. Dollars
	(Convenience
	Translation)
	December 31,	At December 31,

U.S. GAAP adjustments for:
Effect on retained earnings from:
Deferred income taxes(e)	(146)		(1,905,337)		(2,332,935)		(2,438,338)
Deferred statutory employee profit sharing(e)	(29)		(371,804)		(371,804)		(371,804)

Restatement for inflation on foreign sourced fixed assets	(17)		(240,830)		(240,830)		(240,830)
Capitalization of financing costs(f)	(7)		(91,868)		(100,738)		(45,968)
Accrual for severance payments(g)	1		8,988		(17,932)		(88,327)
Gain on sale of foreign subsidiaries	21		270,715		270,715		270,715
Impairment reversal(h)	(65)		(843,762)		(170,311)		(177,842)
Reversal of compensation cost recognized in MFRS upon exercise of option(l)(8)	4		49,949		49,856		43,307
Reversal of acquisition cost (gain) of noncontrolling interest(i)	38		501,464		501,464		530,891
Amortization of intangible resulting from purchase method applied to acquisition of noncontrolling interest (i)	(1)		(13,495)		(7,815)		(2,133)
Reversal of additional paid-in capital recognized in MFRS upon exercise of option(l)(8)	(4)		(49,949)		(49,856)		(43,307)
Investment in associated companies (cost method) (j)	(2)		(26,117)		(9,671)		—
Reversal of deferred loss on derivative financial instruments (k)	(69)		(905,765)		(1,730,327)		—
Valuation of derivative financial instruments (k)	2		27,715		—		—
Reclass of redeemable noncontrolling interest to temporary equity (c)	(10)		(129,895)		(144,040)		(162,542)
Valuation of redeemable noncontrolling interest to redemption price (c)	(2)		(26,787)		—		—
Effect on insufficiency from restatement of capital and accumulated other comprehensive income related to:
Deferred income taxes	171		2,235,643		2,235,643		2,235,643
Deferred statutory employee profit sharing	7		84,820		84,820		84,820
Restatement of foreign sourced fixed assets	17		227,554		227,554		227,554
Gain on sale of foreign subsidiaries	(21)		(270,715)		(270,715)		(270,715)
Adjustment for excess of additional minimum liability related to severance payments(g)	—		4,299		4,299		4,299
Adjustment for retirement benefits, net of tax(g)	(2)		(34,854)		(9,197)		(236,095)

Equity under U.S. GAAP	$1,425	Ps.	18,603,729	Ps.	14,926,722	Ps.	17,402,380

Equity attributable to noncontrolling interest	233		3,040,550		2,278,659		3,278,933

Equity attributable to ICA	$1,192	Ps.	15,563,179	Ps.	12,648,063	Ps.	14,123,447

A summary of changes inequity after giving effect to the U.S. GAAP adjustments described above is as follows:

	Years Ended December 31, 2009
	Attributable		Noncontrolling		Total equity under
	to ICA		Interest		U.S. GAAP

Equity under U.S. GAAP at January 1	Ps.	12,648,063	Ps.	2,278,659	Ps.	14,926,722
Issuance of common stock		2,999,776		—		2,999,776
Repurchase of own shares		(7,936)		—		(7,936)
Effect from acquisition of noncontrolling interest		9,799		—		9,799
Increase in noncontrolling interest		—		456,261		456,261
Consolidated net income under U.S. GAAP		110,727		294,280		405,007
Reclass of redeemable noncontrolling interest to temporary equity		—		14,145		14,145
Valuation of redeemable noncontrolling interest to redemption price		(26,787)		—		(26,787)
Accumulated other comprehensive income:
Adjustment for retirement benefits, net of tax of Ps.5,443 in 2009		(25,657)		—		(25,657)
Foreign currency translation		4,108		—		4,108
Valuation of derivative financial instruments		(148,914)		(2,795)		(151,709)

Equity under U.S. GAAP at December 31	Ps.	15,563,179	Ps.	3,040,550	Ps.	18,603,729

	Years Ended December 31, 2008
	Attributable		Noncontrolling		Total equity under
	to ICA		Interest		U.S. GAAP

Equity under U.S. GAAP at January 1	Ps.	14,123,447	Ps.	3,278,933	Ps.	17,402,380
Issuance of common stock		3,417		—		3,417
Repurchase of own shares		(89,929)		—		(89,929)
Decrease in noncontrolling interest		—		(680,646)		(680,646)
Consolidated net loss under U.S. GAAP		(1,077,951)		(228,707)		(1,306,658)
Reclass of redeemable noncontrolling interest to temporary equity		—		18,502		18,502
Accumulated other comprehensive income:
Adjustment for retirement benefits, net of tax of Ps.44,839 in 2008		226,898		—		226,898
Foreign currency translation		(67,967)		—		(67,967)
Valuation of derivative financial instruments		(469,852)		(109,423)		(579,275)

Equity under U.S. GAAP at December 31	Ps.	12,648,063	Ps.	2,278,659	Ps.	14,926,722

	Years Ended December 31, 2007
	Attributable		Noncontrolling		Total equity under
	to ICA		Interest		U.S. GAAP
Equity under U.S. GAAP at January 1	Ps.	9,193,256	Ps.	3,794,104	Ps.	12,987,360
Issuance of common stock		5,884,948		—		5,884,948
Decrease in noncontrolling interest		—		(311,905)		(311,905)
Consolidated net loss under U.S. GAAP		(1,000,588)		(204,695)		(1,205,283)
Reclass of redeemable noncontrolling interest to temporary equity		—		1,429		1,429
Accumulated other comprehensive income:
Adjustment for retirement benefits, net of tax of Ps. 11,753 in 2007		30,223		—		30,223
Foreign currency translation		15,608		—		15,608

Equity under U.S. GAAP at December 31	Ps.	14,123,447	Ps.	3,278,933	Ps.	17,402,380
(a) Application of Losses, Stock Issue Costs and Classification of Purchases of Noncontrolling Interest
In its MFRS financial statements, the Company recognizes the application of accumulated losses against common stock. This generally involves the reclassification of cumulative inflationary effects included within retained earnings, cumulative other comprehensive income, additional paid-in capital and the reserve for the repurchase of shares to common stock, and is done only upon approval of the stockholders of the Company. However, U.S. GAAP prohibits the reclassification of accumulated earnings against common stock except in certain circumstances.
In addition, when issuing common stock, under MFRS, offering costs in excess of additional paid-in capital are applied against retained earnings. U.S. GAAP requires that all offering costs in excess of additional paid-in capital be deducted against the value of common stock.
These differences do not affect total equity under U.S. GAAP, but rather represent reclassifications among the affected accounts within equity.
During 2009, the Company did not apply any previous losses to common stock. In addition, the offering costs incurred on the issuance of common stock in 2009 did not exceed the additional paid-in capital from such issuance. Accordingly, the cumulative adjustments to items within equity to reverse these effects for purposes of U.S. GAAP are the same amounts accumulated through December 31, 2008.

However, during 2009, the Company purchased an additional 0.39% of the noncontrolling interest in GACN. In its MFRS financial statements, the excess of the amount paid over the carrying value of the investment was included within retained earnings. Under U.S. GAAP, such amount is included in additional paid-in capital. This reclassification of Ps. 9,799 is included in the cumulative adjustments below:

		Accumulated
		Adjustments for
		Application of
		Losses and Offering
		Costs at December 31,
		2009
Common stock	Ps.	11,405,883
Additional paid-in capital		7,089,921
Reserve for repurchase of shares		(2,000,206)
Accumulated deficit		(4,076,255)
Cumulative other comprehensive loss		(12,419,343)
(b) Proportionate Gross Consolidation Method
As discussed in Note 3a to the MFRS financial statements, beginning January 1, 2009, the Company adopted NIF B-8, which resulted in the proportionate consolidation of ICAFD, a joint venture that was previously consolidated under MFRS given the Company’s 51% ownership in such entity. This change in accounting was recognized retrospectively in the Company’s MFRS financial statements. In prior years, given the more detailed guidance that existed in U.S. GAAP, the Company determined that for purposes of U.S. GAAP, it is able to proportionately consolidated ICAFD. In making such determination, management performed an analysis of the U.S. GAAP treatment of this investment and determined that the Fluor Corporation, owner of the remaining 49% of ICAFD’s equity, has the following substantive participating rights over ICAFD, as defined by Emerging Issues Task Force (“EITF”) Issue 96-16, Investor’s Accounting for an Investee when the Investor owns a Majority of the Voting Stock by the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights, by virtue of its participation in the following: (i) selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures; and (ii) establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business. Because of these substantive participating rights of the Fluor Corporation, management concluded that the Company does not exercise unilateral control of ICAFD and is unable to consolidate ICAFD for U.S. GAAP purposes.
Furthermore, given that ICAFD is in the construction industry and is an unincorporated entity, the Company applies the proportionate gross consolidation method to its investment in ICAFD for purposes of U.S. GAAP as permitted by EITF Issue 00-1, Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures. Under this method, the Company proportionately recognizes its 50% share of the revenues, costs and expenses in ICAFD in the consolidated statements of income as well as its 50% share of the assets and liabilities of ICAFD in the consolidated balance sheets.
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

•
Significant control over management and operations of the entity may be maintained by participants of S. de R.L. in a manner that is similar to managing members of a limited liability company, as distinguished from a corporation where control is vested in a board of directors rather than the shareholders.

S. de R.L.s are treated similar to LLCs under U.S. tax regulations.

Although the adoption of NIF B-8 under MFRS eliminates the difference in accounting between MFRS and U.S. GAAP, further disclosures are required by U.S. GAAP given the significance of ICAFD to the Company’s consolidated information. Accordingly, a summarized balance sheet and income statement of ICAFD under MFRS as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 on a 100% basis are presented as follows:

	December 31,
	2009		2008
Balance Sheet Data:
Current assets	Ps.	5,388,125	Ps.	4,719,049
Non-current assets		261,436		279,594
Current liabilities		(4,163,880)		(3,375,670)
Non-current liabilities		(334,019)		(365,656)
Investment of minority interest		(5)		(68)

Partners’ equity	Ps.	1,151,657	Ps.	1,257,249

	Years Ended December 31,
	2009		2008		2007
Statement of Income Data:
Total revenues	Ps.	7,947,084	Ps.	8,303,939	Ps.	8,004,381
Operating income		464,935		252,756		377,634
Other expense		57,528		48,750		26,868
Income before income tax on profits		444,286		343,961		415,354
Income tax		184,757		132,377		46,523
Minority interest in results of consolidated subsidiaries		2		67		56

Net income	Ps.	259,529	Ps.	211,584	Ps.	368,831

The following table shows the reconciliation of net income and partners’ equity for ICAFD from MFRS to U.S. GAAP:

	Years Ended December 31,
	2009		2008		2007
Reconciliation of Net Income:
Consolidated net income under MFRS	Ps.	259,529	Ps.	211,584	Ps.	368,831
U.S. GAAP adjustments:
Depreciation due to impairment adjustment		2,243		2,243		2,242
Deferred income tax related to U.S. GAAP adjustments		—		—		(2,201)
Deferred IETU tax related to U.S. GAAP adjustments		(381)		415		3,295
Cancellation of deferred income tax due to IETU adoption		—		—		(22,726)
Deferred employee profit sharing related to U.S. GAAP adjustments		(3,687)		(277)		(624)
Labor obligations		36,866		2,774		6,243

Consolidated net (loss) income under U.S. GAAP		294,570		216,739		355,060
Net income (loss) attributable to the noncontrolling interest		2		67		56

Net income (loss) attributable to ICAFD		294,568		216,672		355,004

Participation by other joint venture partner		(147,284)		(108,336)		(177,502)

Proportionate consolidated net income of ICA under U.S. GAAP	Ps.	147,284	Ps.	108,336	Ps.	177,502

	December 31,
	2009		2008
Reconciliation of Equity
Total equity reported under MFRS	Ps.	1,151,662	Ps.	1,257,317
Impairment of fixed assets		(19,021)		(21,264)
Labor obligations		(24,422)		(61,288)
Deferred IETU tax related to U.S. GAAP adjustments		3,329		3,710
Deferred employee profit sharing		2,442		6,129
Effect of implementation of FAS 158 (cumulative comprehensive income)		(19,392)		(4,323)
Employee profit sharing on effect of implementation of SFAS No. 158		1,939		432

Equity under U.S. GAAP		1,096,537		1,180,713
Equity attributable to the noncontrolling interest		5		68

Equity attributable to ICAFD		1,096,532		1,180,645

Participation by other joint venture partner		(548,266)		(590,322)

Proportionate consolidated partners’ equity of ICA under U.S. GAAP	Ps.	548,266	Ps.	590,323

(ii) As discussed in Note 2.e to the consolidated financial statements under MFRS, the assets, liabilities, revenues, costs and expenses of companies or associations subject to contractually agreed joint control are included in the consolidated financial statements using the proportionate gross consolidation method, as permitted by MFRS through the supplemental application of IAS 31.
As mentioned above, U.S. GAAP only permits the use of the proportionate gross consolidation method of accounting under certain specific circumstances. This criteria is not met by several of the entities that are proportionately consolidated under MFRS, including, Servicios de Agua de Querétaro, S.A. de C.V., Constructora Nuevo Necaxa Tihuatlán, S.A. de C.V. and Autovía Nuevo Necaxa Tihuatlán, S.A. de C.V. Accordingly, these entities are presented under the equity method for purposes of U.S. GAAP. This difference does not affect consolidated net income or consolidated equity, but rather affects individual asset, liability, revenue and cost accounts. Condensed, combined information for those entities that are proportionately consolidated under MFRS but accounted for under the equity method for U.S. GAAP as of and for the year ended December 31, 2009 is as follows. Information for 2007 is not included as the entities were either acquired in 2008 or began significant operations in 2008.

	December 31,
	2009		2008
Balance Sheet Data:
Current assets	Ps.	2,204,304	Ps.	1,621,051
Non-current assets		1,921,027		1,273,871
Current liabilities		1,631,129		1,106,836
Non-current liabilities		1,726,260		980,457

	Year Ended		Year Ended
	December 31, 2009		December 31, 2008
Statement of Income Data:
Total revenues	Ps.	3,515,212	Ps.	1,871,495
Operating income		123,588		46,900
Income before income tax expense		124,155		63,730
Income tax		51,185		54,015
Net income		72,970		9,715
(c) Redeemable Noncontrolling Interest
As disclosed in the MFRS financial statements, the Company holds an approximate 58.7% controlling interest in GACN, a subsidiary in the Infrastructure segment, involved in the operation of airports throughout Mexico. The Company’s investment in GACN is held directly through its investment in Aeroinvest as well as indirectly through Aeroinvest’s 74.5% investment in SETA. The remaining 25.5% of SETA is owned by Aeroports de Paris (“ADPM”). This noncontrolling interest in SETA held by ADPM is included in stockholders’ equity within the MFRS financial statements.

A consortium agreement between Aeroinvest and ADPM includes put and call options with respect to the shares of SETA held by Aeroinvest, whereby from June 14, 2009 through the later of June 14, 2015 or six months following the termination of a technical assistance agreement that SETA has entered into with GACN, (i) ADPM may require Aeroinvest and certain of its affiliates to purchase a portion of the shares of SETA held by ADPM, and (ii) in the event Aeroinvest and ADPM are unable to resolve definitively a matter to be decided by the board of directors or shareholders of SETA, Aeroinvest may require ADPM to sell to Aeroinvest a portion of the shares of SETA held by ADPM.
The Company has determined that the put and call options (the “options”) described above are not legally detachable or separately exercisable from the shares of SETA issued to ADPM, nor are they considered mandatorily redeemable shares, given that they do not represent an unconditional obligation requiring Aeroinvest to redeem the instrument at a specified or determinable date (or dates) or upon an event that is certain to occur. However, given that the options are redeemable on a conditional basis, they are considered voluntarily redeemable for which reason, under FASB ASC Topic 480-10-S99 (Emerging Issues Task Force Topic D-98, Classification and Measurement of Redeemable Securities) under U.S. GAAP, they must be presented as temporary equity and valued at the greater of their carrying value under the consolidation guidance of U.S. GAAP or their redemption value, which based on the terms of the agreements between Aeroinvest and ADPM, is a value other than fair value.
Accordingly, two adjustments have been included in the reconciliation of equity. First, Ps. 129,895, Ps. 144,040 and Ps. 162,542 as of December 31, 2009, 2008 and 2007, respectively, have been deducted from consolidated equity under MFRS in order to reclass the carrying value of the redeemable noncontrolling interest from consolidated equity to temporary equity (note that in prior years, before the adoption of FASB ASC Topic 810 as discussed in the introduction to this footnote, U.S. GAAP required the presentation of all noncontrolling interests as temporary equity, for which reason this was not a specific adjustment in the U.S. GAAP reconciliations in prior years).
Second, based upon its own valuations, the Company has determined that the redemption value of such shares is greater than the carrying value of the noncontrolling interest, for which reason U.S. GAAP requires that the redeemable noncontrolling interest be increased to its redemption value. Given that the redemption value is other than fair value, U.S. GAAP offers the option to record this adjustment through equity rather than through results, which such option the Company has elected. Accordingly, the 2009 reconciliation of equity to U.S. GAAP includes an adjustment of Ps. 26,787 representing the cumulative increase in the redemption value of the redeemable noncontrolling interest recognized through equity.
Furthermore, when an entity elects the option to adjust the value of redeemable noncontrolling interests through equity, generally an adjustment must be made to the net income used to calculate earnings per share, in order to account for the additional value being offered to noncontrolling interest holders, akin to a dividend. U.S. GAAP offers another option with respect to that adjustment of net income used to calculate earnings per share such that entities need only adjust for the amount of the redemption value that is in excess of fair value as being akin to an actual dividend. Given that the redemption value of SETA’s noncontrolling interest is lower than its fair value, no adjustment to earnings per share is necessary in 2009.
(d) Concession Accounting under IFRIC 12
As discussed in Note 3.g to the consolidated financial statements under MFRS, effective January 1, 2007, the Company adopted IFRIC 12. The effects of adoption resulted in reclassifying certain concession assets previously considered to be intangible assets to financial assets, as well as the recognition of revenues during the construction phase in certain concessions. Because the accounting for the Company’s concessions did not change under U.S. GAAP, the effects of adoption of IFRIC 12 are reversed in each year presented, which includes (i) reversal of construction revenues recognized during the construction phase in certain concessions and (ii) the reclassification of financial assets to intangible assets, along with the reversal of the respective financial income recognized on those financial assets, offset by the additional amortization recognized on the related intangible asset. These adjustments resulted in a decrease in consolidated net income under U.S. GAAP in 2009, 2008 and 2007 of Ps. 237,767, Ps. 301,862 and Ps. 64,070, respectively, and a decrease in consolidated equity under U.S. GAAP at December 31, 2009, 2008 and 2007 of Ps. 662,299, Ps. 424,532 and Ps. 122,670, respectively.

(e) Deferred Income Taxes and Statutory Employee Profit Sharing
Under MFRS, the Company accounts for deferred income taxes in accordance with NIF D-4, Income Taxes, (adopted January 1, 2008) and Bulletin D-4, Income Tax, Asset Tax and Statutory Employee Profit Sharing, which require a methodology similar to FASB ASC Topic 740 (SFAS No. 109, Accounting for Income Taxes), which is applied by the Company for purposes of the U.S. GAAP reconciliation. However, deferred taxes are classified as non-current for MRFS purposes while they are based on the classification of the related asset or liability for U.S. GAAP purposes.
As discussed in Note 20, the Company is subject to both ISR and IETU, determines whether it will be subject to ISR or IETU and records the deferred tax asset (liability) based on such determination. With respect to the MFRS financial statements, at those entities where, based on its projections, the Company will be subject to ISR in some years and IETU in others, the Company records either the larger deferred tax liability or the smaller deferred tax asset. For purposes of U.S. GAAP, in those entities where, based on its projections, the Company will be subject to ISR in some years and IETU in others, the Company schedules the reversal of temporary differences for each tax and determines by year whether the applicable reversing temporary differences should be those under ISR or IETU and applies the applicable rate to determine the appropriate amount of deferred taxes.
In addition, through December 31, 2007, the Company calculated a deferred PTU liability for purposes of MFRS based on the temporary differences between the accounting result and income for employee profit sharing purposes. Beginning January 1, 2008, the Company adopted NIF D-3, Employee Benefits, which changed the methodology for calculating deferred PTU, requiring that it be determined based on the temporary differences between the financial reporting basis and the statutory employee profit sharing basis of assets and liabilities. The new methodology under NIF D-3 is similar to that required by U.S. GAAP, for which reason, no difference for deferred PTU is included in the reconciliation of net income for 2008 and 2009.
As discussed in Note 1, in December 2009, modifications were published to the income tax law effective January 1, 2010. In accordance with INIF 18 under MFRS, the effects of these changes resulted in a charge of Ps. 844 million, recognized within retained earnings. Under U.S. GAAP, the result of these changes are recognized in income of the year in which the change was enacted, resulting in a reconciling item in the 2009 reconciliation of consolidated net income.
A reconciliation of the net deferred income tax asset from MFRS to U.S. GAAP and the composition of the deferred income taxes under U.S. GAAP at December 31, 2009 and 2008 are as follows:

	December 31,
	2009		2008
Reconciliation of net deferred income tax liability:
Deferred income taxes under MFRS (see Note 20a, 20c and 20d)	Ps.	(2,751,791)	Ps.	(1,978,655)
Additional depreciation related to impairment reversal		117,854		(1,318)
Difference related to severance payments		(4,711)		(12,319)
Difference related to capitalized financing costs		(1,552)		9,585
Difference related to IFRIC 12 effects		39,196		39,433
Difference related to purchase method for minority interest		994		994
Deferred income tax recorded in OCI		(5,443)		(44,839)
Recognition of deferred IETU liability		178,525		(133,668)

Net deferred income tax liability under U.S. GAAP	Ps.	(2,426,928)	Ps.	(2,120,787)

Composition of deferred income taxes:
Current:
Liabilities	Ps.	(2,966,801)	Ps.	(1,055,847)
Assets		2,666,387		598,106

Net current deferred income tax liability before valuation allowance		(300,414)		(457,741)
Valuation allowance		—		(65,943)

Net current deferred income tax liability		(300,414)		(523,684)
Non-current:
Liabilities		(3,461,957)		(2,464,000)
Assets		3,207,335		3,561,234

Net non-current deferred tax asset before valuation allowance		(254,622)		1,097,234
Valuation allowance		(1,871,892)		(2,694,337)

Net non-current deferred income tax (liability) asset		(2,126,514)		(1,597,103)

Net deferred income tax liability under U.S. GAAP	Ps.	(2,426,928)	Ps.	(2,120,787)

FASB ASC Topic 740 of U.S. GAAP provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. Such guidance requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit.
During 2009, 2008 and 2007, the Company did not have any uncertain tax positions that would have resulted in unrecognized tax benefits to be recognized as a liability or disclosed under U.S. GAAP.
(f) Capitalization of Financing Costs
Financing and other costs are subject to capitalization under MFRS, including foreign exchange gains and losses, interest income and expense, and gains and losses from monetary position. According to U.S. GAAP, for debt obligations denominated in U.S. dollars, only interest expense with explicit interest rates and interest expense related to capital lease obligations are eligible for capitalization on qualifying assets. Consequently, in 2009, 2008 and 2007, such non-eligible amounts for U.S. GAAP that were capitalized under MFRS have been reversed in the U.S. GAAP reconciliation and treated as income or expense as appropriate. Additionally, the related effects of depreciation on the amounts capitalized have been reversed. This has resulted in an increase (decrease) in consolidated net income under U.S. GAAP of Ps. 8,870, Ps.(54,770) and Ps. 6,412 in 2009, 2008 and 2007, respectively, and a decrease in consolidated equity under U.S. GAAP of Ps. 91,868, Ps. 100,738 and Ps. 45,968 at December 31, 2009, 2008 and 2007, respectively.
Total interest capitalized for U.S. GAAP purposes was Ps.745,557, Ps. 132,397 and Ps. 12,861 at December 31, 2009, 2008 and 2007, respectively.
(g) Liability for Severance Payments, Pension Plan and Seniority Premiums
Under MFRS, the Company recognized the provisions of Bulletin D-3, Employee Benefits, which required the recognition of a severance indemnity liability calculated based on actuarial computations. As a result of the adoption, a transition obligation was recognized, resulting in the recognition of an intangible asset. The same recognition criteria under U.S. GAAP is established in FASB ASC Topic 712, (SFAS No. 112, Employers’ Accounting for Postemployment Benefits), which requires that a liability for certain termination benefits provided under an ongoing benefit arrangement be recognized when the likelihood of future settlement is probable. However, this requirement for U.S. GAAP has been effective since 1994. Accordingly, in 2005, the Company recorded an adjustment in the 2005 reconciliation of net income of majority interest and of equity representing the reversal of the effects of the cumulative adoption of Bulletin D-3 and the removal of the intangible asset in the financial statements under MFRS. As such, in 2007, the adjustment to net income includes the reversal of amortization of the intangible asset recognized under MFRS.
In 2008, the Company adopted NIF D-3, which resulted in the removal of the intangible asset and the decrease in the amortization lives of the transition liability and other unrecognized items to the shorter of five years or the employees’ average remaining labor life. Accordingly, the adjustment to the 2009 and 2008 U.S. GAAP reconciliation represents the difference in service costs represented by the amortization of the transition obligation.
In addition, U.S. GAAP requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of December 31, 2009 and 2008 under U.S. GAAP was measured as the difference between the fair value of plan assets and the projected benefit obligation on a plan-by-plan basis. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions. Accordingly, the projected liability under U.S. GAAP is different from the liability recognized for MFRS purposes, resulting in an additional adjustment to the U.S. GAAP reconciliation.

Additional disclosures required by U.S. GAAP are as follows:

	December 31,
	2009		2008
At December 31:
Projected benefit obligation	Ps.	471,806	Ps.	428,508
Plan assets at fair value		(16,615)		(12,093)

Accrued benefit cost recognized in the balance sheet (underfunded status)	Ps.	455,191	Ps.	416,415

Accumulated benefit obligation	Ps.	197,187	Ps.	326,960

Change in benefit obligations:
Benefit obligation at beginning of year	Ps.	428,508	Ps.	588,475
Service cost		51,196		38,203
Interest cost		34,088		25,129
Actuarial loss		38,540		30,003
Benefits paid		(82,930)		(36,568)
Acquisition and others		2,404		—
Prior service cost		—		(216,734)

Benefit obligation at end of year	Ps.	471,806	Ps.	428,508

Change in plan assets:
Fair value of plan assets at beginning of year	Ps.	12,093	Ps.	—
Employer contributions		4,442		11,906
Return on plan assets		764		547
Benefits paid		(684)		(360)

Fair value of plan assets at end of year	Ps.	16,615	Ps.	12,093

	December 31,
	2009		2008
Components of net periodic benefit cost:
Service cost	Ps.	51,196	Ps.	38,203
Interest cost		34,088		25,129
Expected return on assets		(1,235)		—
Amortization of unrecognized items		9,870		(737)

Net periodic benefit cost	Ps.	93,919	Ps.	62,595

Weighted-average assumption used to determine benefit obligations at December 31:
Discount rate		8.50%		8.00%
Rate of compensation increase		5.50%		5.00%
Weighted-average assumption used to determine net periodic benefit cost for years ended December 31:
Discount rate		8.50%		8.00%
Rate of compensation increase		5.50%		5.50%

Other comprehensive income:
Amounts recognized in other comprehensive income during the year:
Net gain (loss)	Ps.	(43,056)	Ps.	(30,307)
Prior service cost	Ps.	—	Ps.	218,474
Transition obligation	Ps.	—	Ps.	84,307
Amounts reclassified from other comprehensive income as a component of net periodic pension cost:
Net gain (loss)	Ps.	4,020	Ps.	(4,535)
Prior service cost	Ps.	6,768	Ps.	4,716
Transition obligation	Ps.	(918)	Ps.	(918)
Balance of accumulated other comprehensive income	Ps.	(69,610)	Ps.	(36,424)

Estimate to be recognized as a component of net periodic pension cost over the following fiscal year:
Net gain	Ps.	12,886	Ps.	3,911
Prior service cost	Ps.	6,766	Ps.	(7,156)
Transition obligation	Ps.	(910)	Ps.	(918)

The Company’s weighted-average asset allocation for its pension and seniority premium plans at December 31, 2009 and 2008 is as follows:

	Plan assets at December 31,
	2009	2008
Asset category
Equity securities	12%	1%
Debt securities	88%	96%
Other	—%	3%

Total	100%	100%

Plan assets consist of liquid deposits held with financial institutions within Mexico, at market interest rates.
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

			Pension Plan
			and Termination
	Seniority		Indemnity upon		Dismissal and
	Premium		Dismissal at		Death
	Benefits		Retirement		Benefits
2011	Ps.	2,266	Ps.	62,261	Ps.	29,395
2012		2,418		37,447		25,578
2013		2,389		16,706		22,690
2014		2,607		25,900		20,712
2015		3,246		20,833		18,383
Thereafter		12,968		195,446		60,160
(h) Impairment Reversal
In 2001, the Company recorded an impairment charge related to a construction property, based on the fair value of the property as compared to its carrying value, due to the fact that the Company no longer had projects that would require the use of such property. During 2003, ICAFD was awarded certain projects that would require the use of this construction property. As such, under MFRS, the Company reversed Ps.22,677 of the previously recorded impairment charge. Also, during 2004 and 2009 the Company’s management reviewed the estimate of the recoverable value of the Acapulco Tunnel concession, considering the present value of future cash flows. As a result of its analysis, the Company recognized a reversal of Ps.179,437 in 2004 and Ps.680,554 in 2009 of the impairment loss taken in previous years in its MFRS financial statements.
In accordance with U.S. GAAP, the reversal of a previously recorded loss for impairment is not permitted. Therefore, the effects of these impairment reversals taken in those years are included as reconciling items in the reconciliation of net income and equity. In addition, the reversal of additional depreciation expense of Ps.7,103, Ps. 7,531 and Ps.7,415 is recognized in the reconciliation of net income for 2009, 2008 and 2007, respectively, given the higher asset value that exists under MFRS as a result of such impairment reversals.
(i) Acquisition of Noncontrolling Interest
During 2008 and 2007, the Company purchased a portion of the minority interest of two of its consolidated subsidiaries, GACN and AUCOVEN. In conformity with MFRS, given that the transactions were between stockholders of the same economic entity, the difference between the purchase price paid and the book value of the acquired shares was recorded as a equity contribution (distribution). Accordingly, the statements of changes in stockholders’ equity under MFRS show an increase for Ps. 28,958 in 2008, and reduction for Ps.530,891 in 2007 representing the related contribution or distribution.
Under U.S. GAAP, through December 31, 2008, the excess of the purchase price was required to be distributed between the fair value of the assets acquired and liabilities assumed under the purchase method of accounting. Accordingly, the cumulative effect included in equity under MFRS in 2008 and 2007 has been removed in the reconciliation to U.S. GAAP, resulting in an increase to consolidated equity under U.S. GAAP in 2008 and 2007 of Ps. 501,464 and Ps. 530,891, respectively. These amounts were instead allocated to the fair value of assets acquired for purposes of U.S. GAAP, which in the case of GACN resulted in an increase in the intangible concession asset, generating additional amortization for U.S. GAAP purposes of Ps.5,682 and Ps.2,133 in 2008 and 2007, respectively, as included in the accompanying reconciliation of consolidated net (loss) income. The excess related to AUCOVEN was assigned to goodwill.

Beginning January 1, 2009, the Company adopted the guidance in FASB ASC Topic 810 with respect to the presentation and accounting of noncontrolling interests, as mentioned in the introduction to this note. This new guidance, in addition to the change in presentation of noncontrolling interests as previously mentioned, modifies the accounting for acquisitions of noncontrolling interest when control is retained, such that the accounting is similar to that of MFRS and any excess or deficit on such acquisitions are accounted for as equity transactions.
The new guidance with respect to the accounting for acquisitions of noncontrolling interests is required to be adopted propectively. Accordingly, the adjustments related to GACN and AUCOVEN above are maintained, resulting in an additional amortization expense in the reconciliation of consolidated net income of Ps. 5,681 in 2009 related to the intangible asset recognized as a result of applying purchase accounting to the acquisition of noncontrolling interest under U.S. GAAP in 2007. The cumulative adjustment to consolidated equity under U.S. GAAP to eliminate the original amounts recorded to stockholders’ equity under MFRS remains at Ps. 501,464 in 2009. Additionally, no further adjustments to equity under U.S. GAAP are required for acquisitions of noncontrolling interest in 2009, given that the accounting is the same under MFRS and U.S. GAAP beginning in 2009.
(j) Investment in Associated Companies (Cost Method)
Within the MFRS consolidated financial statements, the Company presents two investments in which it has less than a 20% interest under the equity method, as permitted by NIF B-8. As the Company does not otherwise exercise significant influence over such investments, they are accounted for under the cost method for U.S. GAAP purposes. Accordingly, the equity in participation in the net income of such investments of Ps.16,446 and Ps. 9,671 are reversed within the U.S. GAAP reconciliation for 2009 and 2008. Amounts prior to 2008 were not material.
(k) Deferred Loss on Derivative Financial Instruments
As discussed in Notes 13 and 17 of the MFRS financial statements, during 2008, the Company entered into various derivative instruments to mitigate the risk of interest rate and exchange rate fluctuations. Certain of the derivative instruments, while economic hedges, did not meet the criteria to be considered a hedge from an accounting perspective. Three of these trading derivative instruments are related to the financing under the La Yesca and AUNETI construction projects, which are still in the construction phase. MFRS permits capitalization of total comprehensive financing cost as part of the project cost, which includes not only interest, but the fluctuation in the fair value of these derivatives. Accordingly, as of December 31, 2008, Ps.1,730 million was been capitalized within other assets, representing the loss on these three derivatives.
Under U.S. GAAP, FASB ASC Topic 815 (SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities), states that the gain or loss on a derivative instrument not designated as a hedging instrument shall be recognized currently in earnings. Based on this guidance, capitalization of changes in fair value is prohibited, regardless of whether the derivative is related to financing on a construction project in process. Accordingly, for U.S. GAAP purposes, Ps.1,730 million capitalized within other assets in MFRS in 2008 is recognized as a loss on valuation of derivative financial instruments within net income for U.S. GAAP purposes.
In 2009, as discussed in Note 17 to the MFRS financial statements, the derivative instrument related to the La Yesca project was renegotiated which resulted in a favorable adjustment to the derivative liability, recorded as a decrease to the derivative liability and a decrease to the related asset under MFRS. U.S. GAAP requires that the favorable adjustment to the liability be recognized within results. Additionally under MFRS, the Company amortized a portion of the related asset to results in line with the percentage-of-completion related to the La Yesca project. As this asset does not exist under U.S. GAAP and its amount instead was recognized in full in the 2007 results under U.S. GAAP, such amortization is reversed in the reconciliation of consolidated net income under U.S. GAAP. These two adjustments resulted in an increase to consolidated net income under U.S. GAAP of Ps. 824,562. As well, the related asset recognized under MFRS of Ps. 905,765 is reversed in the reconciliation of consolidated equity to U.S. GAAP.
Finally, FASB ASC Topic 820 (SFAS No. 157, Fair Value Measurements) requires that when determining the fair value of financial assets and liabilities, an entity take into consideration its own credit risk or the credit risk of the counterparty, as the case may be. This is not considered in the determination of fair value under MFRS. The consideration of this factor in determining the fair value of the Company’s derivative financial instruments resulted in a decrease to the value of such instruments under U.S. GAAP, which has been recorded in the 2009 reconciliation of consolidated net income and equity under U.S. GAAP.
(l)	Other Differences and Supplemental U.S. GAAP and Securities and Exchange Commission Disclosures
(1)
Inventories — At December 31, 2009 and 2008, the Company classified Ps.57,219 and Ps. 56,994 of advances to subcontractors within the caption “Real estate inventories” in its balance sheet under MFRS. Such amounts should be classified separately as prepaid expenses within the 2009 and 2008 balance sheet under U.S. GAAP.

(2)
Property, plant and equipment — At December 31, 2009 and 2008, Ps.297,652 and Ps.300,605, respectively, of machinery and equipment are in-transit for which the Company does not have title or bear risk, and thus, is classified as advances to suppliers for purposes of U.S. GAAP.

(3)
Other (income) expense, net — The Company recorded the following amounts within other (income) expense, net in the accompanying MFRS financial statements: (i) in 2009, 2008 and 2007, current and deferred PTU expense of Ps.(1,884), Ps.(7,779) and Ps.19,990, respectively; (ii) in 2009, 2008 and 2007, (gain) loss on the sale of property, plant and equipment of Ps.13,771, Ps. (10,587) and Ps.(911), respectively; and (iii) in 2007, the reversal of Ps. 10,571 of value-added tax from concessioned highways. Under U.S. GAAP, these expenses would be considered a component of operating income.

(4)
Fair value of financial instruments — On January 1, 2008, the Company adopted FASB ASC Topic 820, which clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability (considered the “exit” price) in an orderly transaction between market participants at the measurement date. The statement requires the use of inputs in determining fair value, which are the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. Inputs can be observable, which are those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity, or unobservable, which are those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The statement requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and requires entities to categorize the inputs used in fair value measurements within the following hierarchy:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 — inputs other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly.
Level 3 — unobservable inputs for the asset or liability, which include instruments measured based on the best available information, which might include certain internally-developed data, and considers risk premiums that a market participant would require.
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
Fair values of financial assets and liabilities, according to the level in the hierarchy into which they fall are detailed below:

			Quoted Prices in
			Active Markets for		Significant Other
	Year Ended		Identical		Observable
	December 31, 2009		Assets (Level 1)		Inputs (Level 2)
Assets
Derivative financial instruments — asset	Ps.	66,718	Ps.	—	Ps.	66,718

Total assets at fair value	Ps.	66,718	Ps.	—	Ps.	66,718

Liabilities
Derivative financial instruments – liability	Ps.	922,425	Ps.	—	Ps.	922,425

Total liabilities at fair value	Ps.	922,425	Ps.	—	Ps.	922,425

In January 2009, the Company adopted FASB ASC 815-10 (SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities), which such guidance is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. Such additional disclosures required by FASB ASC 815-10 are not required under MFRS, for which reason we have included such disclosures below.
The fair values of derivative instruments included within the consolidated balance sheet under U.S. GAAP as of December 31, 2009 were as follows:

	Asset Derivatives			Liability Derivatives
	Balance Sheet			Balance Sheet
Instrument	Location	Fair Value		Location	Fair Value

Derivatives designated as hedging
Interest rate swaps	Other assets	Ps.	768	Noncurrent liabilities	Ps.	(212,522)
Interest rate options	Other assets		52,136	Noncurrent liabilities		(363,886)
Foreign exchange swaps and options	Other assets		13,388			—

Derivatives not designated as hedging
Interest rate swaps	Other assets	Ps.	426	Noncurrent liabilities	Ps.	(42,659)
Foreign exchange swaps and options			—	Noncurrent liabilities		(303,358)
The effect of derivative instruments in the consolidated statement of income under U.S. GAAP for the year ended December 31, 2009 was as follows:

	Amount of gain (loss) recognized in:
			Comprehensive
	Cost of sales		Financing Result

Derivatives designated as hedging
Interest rate swaps	Ps.	2,624	Ps.	—
Interest rate options		213		(32,923)

Derivatives not designated as hedging
Interest rate swaps	Ps.	9,861	Ps.	8,860
Foreign exchange swaps and options		408,533		17,800
The amounts recorded to and reclassified from accumulated other comprehensive income under U.S. GAAP for our cash flow hedges for the year ended December 31, 2009 was as follows:

			Location of Loss
		Amount of Gain	Reclassified	Amount of Loss
		(Loss)	from Accumulated	Reclassified from
		Recognized in OCI	OCI	Accumulated OCI

Derivatives designated as hedging
Interest rate swaps	Ps.	(151,620)	Cost of sales	Ps.	135,226
Interest rate swaps		—	Interest expense		(14,228)
Interest rate options		—	Interest expense		(89,954)
Foreign exchange, swaps and options		71,032
Derivatives not designated as hedging
Foreign exchange, swaps and options		(71,121)
Amounts included in accumulated other comprehensive income will be reclassified into earnings when the hedged items is recognized in earnings. The Company estimates that Ps. 14,849 in gains (losses) are expected to be reclassified into earnings within the next 12 months.

FASB ASC Topic 825 (SFAS No. 107, Disclosures about Fair Value of Financial Instruments) requires disclosure of fair value of financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. These financial instruments include items such as trade accounts receivable, contract receivables, costs and estimated earnings in excess of billings on uncompleted contracts, accounts payable, provisions, notes payable and long-term debt.
The carrying amounts of trade accounts receivable, contract receivables, costs and estimated earnings in excess of billings on uncompleted contracts, accounts payable, provisions and notes payable are of a short-term nature and bear interest at rates tied to market indicators. Accordingly, the Company believes that their carrying amounts approximate their carrying value.
A portion of long-term debt also bears interest at rates tied to market indicators, thereby estimating the fair value of such debt. For debt that bears interest at fixed rates, fair value is estimated using discounted cash flows based on the current incremental borrowing rates for similar types of borrowing arrangements.
The following table provides information on the carrying value and estimated fair value of the Company’s long-term debt. Such estinmate has been determined by the Company using available market information or other appropriate valuation techniques. The Company uses its best judgment in estimating the fair value of these financial instruments. The use of different market assumptions may have a material effect on the estimated fair value amounts.

	December 31,
	2009				2008
	Carrying		Fair		Carrying		Fair
	Value		Value		Value		Value
Financial liabilities:
Long-term debt	Ps.	19,452,798	Ps.	20,026,971	Ps.	14,197,940	Ps.	16,565,599
Beginning in 2009, U.S. GAAP requires additional detailed disclosures related to derivative instruments which are not required by MFRS. The following presents such additional disclosures required by U.S. GAAP:

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

For U.S. GAAP purposes, the Company has provided a statement of cash flows, which presents only cash movements, excluding the effects of inflation, and requires that additional information related to non-cash investing and financing transactions and other events be provided separately.
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
The information for the years ended December 31, 2009, 2008 and 2007 is presented below, represents supplemental cash flow information taking into effect the U.S. GAAP adjustments and differences between the presentation of the statements for each year, as discussed above.

	Millions of
	U.S. Dollars
	(Convenience
	Translation)
	Year Ended
	December 31,	Year Ended December 31,
	2009	2009		2008		2007
				(Restated)
OPERATING ACTIVITIES:
Consolidated net income (loss) under MFRS	$68	Ps.	883,633	Ps.	605,775	Ps.	(997,695)
Concession effect (IFRIC 12)	(18)		(237,767)		(301,862)		(64,070)
Reversal of asset impairment adjustment	(52)		(680,554)		—		—
Adjustments to reconcile net income to net cash provided by operating activities:
Effects of inflation	—		—		—		63,656
Depreciation and amortization	97		1,271,092		917,970		647,705
Deferred income tax expense	46		605,754		188,424		1,487,055
Adjustment for valuation of long-term investment	1		11,571		—		—
Effect of change in participation in subsidiary	1		6,620
Provision for seniority premiums and severance payments	7		93,529		65,135		108,224
(Gain) loss on sale of property, plant and equipment	3		36,880		(2,765)		(4,603)
Allowance for doubtful accounts	(15)		(201,202)		72,447		184,090
Share in net loss of associated companies	1		19,157		417,656		1,382
Gain on sale of investment	—		—		—		(9,063)
Unpaid exchange loss	(21)		(268,729)		485,188		33,977
Uncollected interest income	—		8,870		(54,770)		3,449
Income (loss) on derivative financial instruments	24		314,684		44,368		—
Changes in operating assets and liabilities (excluding acquisitions and disposals):
Customers	(433)		(5,647,729)		(3,339,215)		9,084,615
Other receivables	(135)		(1,762,820)		(325,242)		(690,713)
Inventories and others assts	7		93,071		(277,675)		(65,083)
Real estate inventories	(53)		(690,699)		(2,578,595)		(1,258,756)
Trade accounts payable	123		1,605,863		229,519		(61,522)
Other current liabilities	46		598,042		732,659		269,719
Advances from customers	15		195,651		1,448,350		(1,088,955)
Dividends received	1		8,140		2,826		—

Net cash generated by (used in) operating activities	(287)		(3,736,943)		(1,669,807)		7,643,412

INVESTING ACTIVITIES:
Acquisitions of property, plant and equipment	(96)		(1,251,022)		(2,176,097)		(627,072)
Investment in concessions and other long term assets	(176)		(2,303,837)		(1,447,392)		(872,679)
Proceeds from sale of property, plant and equipment	17		225,342		60,491		69,244
Investment in associated companies	(15)		(193,668)		(828,517)		(3,903,543)
Loans granted in cash	(77)		(1,007,195)		—		(54,419)
Cash proceeds from sale of investments in associated companies					—		22,401
Deferred assets	—		(388)		(539,698)		—
Restricted cash and cash equivalents	—		—		(841,417)		297,992

Net cash used in investing activities	(347)		(4,530,768)		(5,772,630)		(5,068,076)

FINANCING ACTIVITIES:
Payments of long-term debt	(209)		(2,727,031)		(413,290)		(9,176,436)
Proceeds from long-term debt	583		7,612,762		6,123,175		2,515,658
Proceeds from short-term debt	—		—		538,485		713,411
Repurchase of shares	(1)		(7,935)		(89,930)		—
Issuance of common stock	228		2,979,279		9,966		5,789,408
Decrease in noncontrolling interest	(19)		(249,464)		(660,235)		(778,885)
Derivative financial instruments	(23)		(316,209)		(61,737)		52,433

Net cash generated by (used in) financing activities	559		7,291,402		5,446,434		(884,411)

Effect of exchange rate changes on cash	3		40,496		(169,116)		(10,884)
Net (decrease) increase in cash and cash equivalents	(72)		(935,813)		(2,165,119)		1,680,041
Cash and cash equivalents at beginning of the year	268		3,504,314		5,669,433		3,989,392

Cash and cash equivalents at the end of the year	$196	Ps.	2,568,501	Ps.	3,504,314	Ps.	5,669,433

Cash paid for:

Interest		Ps.	1,622,057	Ps.	1,127,059	Ps.	964,653
Income taxes			221,341		273,503		219,239
Supplemental non-cash investing activity:
Acquisitions of fixed assets on account and through finance leases		Ps.	36,257	Ps.	593,518	Ps.	359,681

Cash and cash equivalents at the end of the year represent cash under U.S. GAAP, which differs from that included in the consolidated balance sheet under MFRS given that certain entities proportionately consolidated under MFRS are accounted for as equity method investments under U.S. GAAP.

(6)
Statement of comprehensive income — The Company’s statements of comprehensive income for the years ended December 31, 2009, 2008 and 2007, after giving effect to the U.S. GAAP adjustments described above, are set forth below:

	Millions of
	U.S. Dollars
	(Convenience
	Translation)
	Year Ended
	December 31,
	2009	2009		2008		2007
Consolidated net income (loss) under U.S. GAAP	$31	Ps.	405,007	Ps.	(1,306,658)	Ps.	(1,205,283)
Other comprehensive income (loss):
Foreign currency translation	—		4,108		(67,967)		15,608
Effect of the year for retirement benefits (net of tax of Ps.5,443, Ps.44,839 and Ps.11,753 for 2009, 2008 and 2007, respectively)	(2)		(25,657)		226,898		30,223
Valuation of derivative financial instruments	(12)		(151,709)		(579,275)		—

Comprehensive (loss) income under U.S. GAAP	$17	Ps.	231,749	Ps.	(1,727,002)	Ps.	(1,159,452)

Comprehensive loss (income) attributable to the noncontrolling interest	22		291,485		(338,130)		(204,696)

Comprehensive income attributable to ICA	$(5)	Ps.	(59,736)	Ps.	(1,388,872)	Ps.	(954,756)

(7)
Earnings per share in accordance with U.S. GAAP - Basic earnings per share is calculated by dividing income available to common stockholders by the weighted average number of shares outstanding during the period. The computation of diluted earnings per share is adjusted to include any potential common shares. Potential common shares include the Company’s stock options under the 2000 stock option plan. The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, 2009, 2008 and 2007, prepared in accordance with U.S. GAAP are as follows:

	Years Ended December 31,
	2009		2008		2007
Basic (loss) earnings per share:	Ps.	0.20	Ps.	(2.17)	Ps.	(2.31)

Diluted (loss) earnings per share:	Ps.	0.20	Ps.	(2.17)	Ps.	(2.31)

Weighted average shares outstanding (thousands)		565,644		497,263		432,198
Dilutive effects of stock option (thousands)		47		335		651

Total potential dilutive shares		565,691		497,598		432,849

(8)
Stock option plan — As discussed in the MFRS disclosures, the Company established an employee stock option plan in March 2000. During 2004, the stockholders determined that no further grants would be made under the plan but that those awards outstanding would keep their original terms through the life of the award. Through December 31, 2005, for purposes of U.S. GAAP, the Company applied the intrinsic method in order to determine compensation cost related to the grant of stock options to employees. On January 1, 2006, the Company adopted the provisions of FASB ASC Topic 718 (SFAS No. 123(R), Share-Based Payment) with respect to the recognition of compensation cost for stock compensation.

All awards granted were vested through 2005 except for the 2003 grant, which vested in April 2006.

35,308, 151,845 and 633,032 shares were exercised during 2009, 2008 and 2007 respectively, for which a cost (and corresponding additional paid-in capital) of Ps.93, Ps. 6,550 and Ps. 19,150, respectively, was recognized under MFRS related to the difference between the market value of the stock and the exercise price on the date of exercise. For purposes of U.S. GAAP, as compensation cost is recognized over the service period of the employees, no additional compensation cost is recognized upon exercise of the options. Accordingly, such amount is reversed in the reconciliation of consolidated net income and equity in 2009, 2008 and 2007. Additional disclosures required by U.S. GAAP, are presented below.
The weighted average remaining contractual life of options outstanding and exercisable as of December 31, 2009 was 0.33. The following table reflects the Company’s employee stock option activity from January 1, 2007 through December 31, 2009, and the weighted average exercise prices:

		Weighted Average
	Number of Shares	Exercise Price

Options outstanding and exercisable at January 1, 2007	1,536,384	22.50
Granted	—	—
Forfeited	—	—
Exercised	633,032	22.50

Options outstanding and exercisable at December 31, 2007	903,352	22.50
Granted	—	—
Expired	231,887	22.50
Exercised	151,845	22.50

Options outstanding and exercisable at December 31, 2008	519,620	22.50
Granted	—	—
Expired	197,612	22.50
Exercised	35,308	22.50

Options outstanding and exercisable at December 31, 2009	286,700	22.50

(9)
Valuation and qualifying accounts — Rollforward information for the years ended December 31, 2009, 2008 and 2007 for the following items are in included in the respective notes: (i) allowance for doubtful accounts on trade and contract receivables in Note 6; (ii) allowance for obsolete inventory in Note 9; and (iii) short-term and long-term provisions in Note 16. Changes in the Company’s valuation and qualifying accounts for impairment is as follows:

			Additions
	Balance at		Charged						Balance at
	Beginning of		to Costs and		Inflation				End of
Description	Year		Expenses		Effects		Deductions		Year
Allowance for impairment(1):
Year ended December 31, 2007	Ps.	1,116,130	Ps.	—	Ps.	—	Ps.	—	Ps.	1,116,130
Year ended December 31, 2008	Ps.	1,116,130	Ps.	—	Ps.	—	Ps.	—	Ps.	1,116,130
Year ended December 31, 2009	Ps.	1,116,130	Ps.	—	Ps.	—	Ps.	(680,554)	Ps.	435,576

(1)	Includes impairment losses related to the Company’s property, plant and equipment, investment in concessions and investments in associated companies.
30. New Accounting Principles
Mexico
As part of its efforts to converge Mexican standards with international standards, in 2009, the CINIF issued the following NIFs, INIFs and improvements to NIFs applicable to profitable entities which become effective as follows:
a)	For fiscal years beginning on January 1, 2010:

C-1, Cash and Cash Equivalents
Improvements to NIFs for 2010
INIF 17, Service Concession Contracts

Some of the most important changes established by these standards are:

NIF C-1, Cash and Cash Equivalents, requires restricted cash and cash equivalents to be included within the cash and cash equivalents caption, as opposed to Bulletin C-1, which required presentation under separate captions; NIF C-1 replaces the caption on-demand temporary investments with the caption on-demand available investments clarifying that this type of investment has a maturity of up to three months from its acquisition date.

Improvements to NIFs for 2010 — The main improvements generating accounting changes that must be recognized retroactively are:

NIF B-1, Accounting Changes and Correction of Errors —Requires further disclosures when a company applies a particular Standard for the first time.

NIF B-2, Statement of Cash Flows – Requires recognition of the effects of fluctuations in exchange rates used for translating cash in foreign currencies, and changes in fair value of cash in the form of precious metal coins, and other cash items, at fair value, in a specific line item.

NIF B-7, Business Acquisitions – Permits recognition of intangible assets or provisions in a business acquisition for a contracts whose terms and conditions are favorable or unfavorable, respectively, with respect to market, only when the acquired business is the lessee in an operating lease. This accounting change should be recognized retroactively for acquisitions made on or after January 1, 2009.

NIF C-7, Investments in Associated Companies and Other Permanent Investments – Modifies how the effects derived from increases in equity percentages in an associated company are determined. It also establishes that the effects due to an increase or decrease in equity percentages in associated companies should be recognized under equity in income (loss) of associated companies, rather than in the non-ordinary line item within the statement of income.

NIF C-13, Related Parties – Requires that, if the direct or ultimate controlling entity of the reporting entity does not issue financial statements available for public use, the reporting entity should disclose the name of the closest, direct / indirect, controlling entity that issues financial statements available for public use.

INIF 17, Service Concession Contracts –INIF 17 is a supplement to Bulletin D-7, Construction and Manufacturing Contracts for Certain Capital Assets, and establishes that, when the infrastructure of the service concession contracts falls within the scope of this INIF, it should not be recognized under property, plant and equipment. It also establishes that when the operator renders construction or improvement services, as well as operation services under the same contract, revenues should be recognized for each type of service, based on the fair value of each consideration received at the time the service is rendered. When amounts are clearly identified and, after they are quantified, the applicable revenue recognition criterion should be followed, taking the nature of the service rendered into consideration. Also, INIF 17 establishes that, when the operator renders construction or improvement services, both revenues and the associated costs and expenses should be recognized under the percentage-of-completion method and consideration received, or receivable, should be recognized, initially, at fair value. Revenues from operation services should be recognized as the services are rendered and suppletorily considering IAS 18, Revenue.

b)	For fiscal years that begin on January 1, 2011:

B-5, Financial Segment Information, and B-9, Interim Financial Information

Some of the most important changes established by these standards are:

NIF B-5, Financial Segment Information – Uses a managerial approach to disclose financial information by segments, as opposed to Bulletin B-5, which also used a managerial approach but required that the financial information be classified by economic segments, geographical areas, or homogenous client groups. NIF B-5 does not require different risks among business areas to separate them. It allows areas in the preoperating stage to be classified as a segment, and requires separate disclosure of interest income, interest expense and liabilities, as well as disclosure of the entity’s information as a whole with respect to products, services, geographical areas and major customers and suppliers. Like the previous Bulletin, this Standard is mandatory only for public companies or companies in the process of becoming public.

NIF B-9, Interim Financial Information – As opposed to Bulletin B-9, this Standard requires a condensed presentation of the statement of changes in stockholders’ equity and statement of cash flows, as part of the interim financial information. For comparison purposes, it requires that the information presented at the closing of an interim period contain the information of the equivalent interim period of the previous year, and in the case of the balance sheet, presentation of the previous years’ annual balance sheet.

At the date of issuance of these consolidated financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.
International Financial Reporting Standards
In January 2009, the National Banking and Securities Commission published the amendments to its Single Circular for Issuers, which requires companies to file financial statements prepared according to the International Financial Reporting Standards beginning in 2012, and permits their early adoption.
United States of America
Recently adopted pronouncements
Effective July 1, 2009, the FASB issued the FASB Accounting Standards Codification (the “Codification”) under ASC 105-10. Under the Codification, the historical GAAP hierarchy was eliminated and the Codification became the single official source of authoritative, non-governmental GAAP, other than guidance issued by the Securities and Exchange Commission (“SEC”). All other literature became non-authoritative. FASB ASC 105-10 became effective for financial statements issued for interim and annual periods ending after September 15, 2009. The purpose of the Codification is not to create new accounting and reporting guidance, but rather to simplify user access to all authoritative U.S. GAAP. Accordingly, the adoption of FASB ASC 105-10 had no effect on the Company’s consolidated financial statements.
The Company adopted the disclosure requirements of FASB ASC 820-10 (SFAS No. 157) in relation to nonfinancial assets and liabilities in 2009. The effects of this standard are included in Note 29.
In January 2009, the Company adopted FASB ASC 715-20 (FASB Staff Position (FSP) FAS 132(R)-1, Employers Disclosures About Postretirement Benefit Plan Assets), which requires more detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. The disclosures required pursuant to this new standard are not considered material given the level of plan assets held by the Company.
In January 2009, the Company adopted FASB ASC 825-10 (SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities – including an amendment of FASB Statement No. 115) which permits the expanded use of fair value accounting which does not affect existing standards that require certain assets or liabilities to be carried at fair value. Under FASB ASC 825-10, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The Company has not elected to measure any financial assets or financial liabilities at fair value which were not previously required to be measured at fair value.

In January 2009, the Company adopted FASB ASC 810-10 (SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51) which establishes the accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary, and also amends certain consolidation guidance for consistency with revised standards regarding business combinations. The accounting provisions of FASB ASC 810-10 must be applied prospectively as of the beginning of the fiscal year in which the provisions are initially adopted, while the presentation and disclosure requirements must be applied retrospectively, to provide comparability in the financial statements. The effects of adoption of this guidance is discussed in Note 29.
In January 2009, the Company adopted FASB ASC 805-10 (SFAS No. 141(R), Business Combinations – a replacement of FASB No. 141 (R)), which, among other changes, requires an acquirer in a business combination to (a) recognize assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at fair value as of the acquisition date, and (b) expense all acquisition-related costs. FASB ASC 805-10, also amends FASB ASC 740-10 (SFAS No. 109, Accounting for Income Taxes) to require that any reductions to an acquired entity’s valuation allowances on deferred taxes and acquired tax contingencies that occur after the measurement period be recorded as a component of income tax expense. FASB ASC 805-10 must be applied prospectively to all business combinations for which the acquisition date occurs during fiscal years beginning on or after December 15, 2008, with the exception to the amendments to ASC 740-10, which will also be applied to business combinations with acquisition dates prior to the effective date of this standard. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements and related disclosures.
In January 2009, the Company adopted FASB ASC 815-10 (SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, and amendment of FASB Statement No. 133) which requires companies to provide qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in their hedged positions. The statement also requires companies to disclose more information about the location and amounts of derivative instruments in financial statements; how derivatives and related hedges are accounted for under FASB ASC 815-10 (SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities) and how the hedges affect the entity’s financial position, financial performance and cash flows. The disclosures required pursuant to this new standard are presented in Note 29(l)(4).
In January 2009, the Company adopted FASB ASC 350-30 (FASB Staff Position (FSP) FAS No. 142-3, Determination of the Useful Life of Intangible Assets) which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB ASC 350-10 (SFAS No. 142, Goodwill and Other Intangible Assets). The objective of FASB ASC 350-30 is to improve the consistency between the useful life of a recognized intangible asset under FASB ASC 350-30 and the period of expected cash flows used to measure the fair value of the asset under FASB ASC 805-10 (SFAS No. 141(R), Business Combinations). The adoption of this guidance did not have an impact on the Company’s consolidated financial statements and related disclosures.
In July 2009, the Company adopted FASB ASC 855-10 (SFAS No. 165, Subsequent Events). FASB ASC 855-10 establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In addition, FASB ASC 855-10 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. In February 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-09 which updates the guidance for certain considerations with respect to entities that file financial statements with the SEC. The disclosures required pursuant to this new standard are presented in Note 31.
Recently issued accounting pronouncements
On January 21, 2010, the FASB issued ASU 2010-06. The ASU amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This ASU amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715, Compensation – Retirement Benefits, to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Company does not anticipate that the adoption of this ASU will materially affect its financial statements disclosures.

31. Subsequent events
At the date of issuance of the financial statements, the Company is in negotiations with the Government of Panama, to sell its investment in the Corredor Sur concession. The Company estimates that it will conclude negotiations during the first half of 2010.
During the second quarter of 2010, the debt facility of the subsidiary company, ViveICA, was downgraded by certain credit ratings agencies, due to changes in their methodology, which ultimately resulted in an event of default under the debt facility. There has been no termination or acceleration of the facility. At the time of the default, we were negotiating a restructuring of the facility to increase its interest rate and make funds held by the trustee under the facility more readily accessible by ViveICA. We have reached an agreement in principle on these points with the lender, subject to final documentation. We also expect the restructuring agreement to amend the event of default and condition precedent related to credit ratings to permit the existing credit ratings levels.
32. Authorization for issuance of financial statements
On June 21, 2010, the issuance of these financial statements was authorized by Dr. José Luis Guerrero Álvarez, General Director of Empresas ICA, S.A.B. de C.V.
* * * * * *

INDEX TO FINANCIAL STATEMENTS
Financial Statements of Red de Carreteras de Occidente, S. de R.L. de C.V.

Report of Independent Registered Public Accounting Firm	G-2

Balance Sheets as of December 31, 2009 and 2008	G-3

Statements of Operations for the Years Ended December 31, 2009 and 2008 and for the Period from August 13, 2007 (Date of Inception) to December 31, 2007	G-4

Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2009 and 2008 and for the Period from August 13, 2007 (Date of Inception) to December 31, 2007	G-5

Statements of Cash Flows for the Years Ended December 31, 2009 and 2008	G-6

Statement of Changes in Financial Position for the Period from August 13, 2007 (Date of Inception) to December 31, 2007	G-7

Notes to Financial Statements	G-8

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Red de Carreteras de Occidente, S.A.P.I.B. de C.V.
We have audited the accompanying consolidated balance sheets of Red de Carreteras de Occidente, S.A.P.I.B. de C.V. and subsidiary (the “Company”, a subsidiary of Matador Infra B. V.) as of December 31, 2009 and 2008, and the related consolidated statements of operations and changes in stockholders’ equity for each of the years ended December 31, 2009 and 2008 and for the period from August 13, 2007 (date of inception) to December 31, 2007, of cash flows for the years ended December 31, 2009 and 2008, and of changes in financial position for the period from August 13, 2007 (date of inception) to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Red de Carreteras de Occidente, S.A.P.I.B. de C.V. and subsidiary as of December 31, 2009 and 2008, and the results of their operations and changes in their stockholders’ equity for the years ended December 31, 2009 and 2008 and for the period from August 13, 2007 (date of inception) to December 31, 2007, their cash flows for the years ended December 31, 2009 and 2008, and of changes in their financial position for the period from August 13, 2007 (date of inception) to December 31, 2007, in conformity with Mexican Financial Reporting Standards (“MFRS”).
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
Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu
C. P. C. Sergio Vargas Vargas
May 28, 2010

Red de Carreteras de Occidente, S.A.P.I.B. de C.V. and Subsidiary
(Subsidiary of Matador Infra B.V.)
Consolidated Balance Sheets
For the years ended December 31, 2009 and 2008
(Thousands of Mexican pesos)

	Thousands of U.S.
	dollars (Convenience
	translation; see Note 2)
	December 31,	December 31,
	2009	2009		2008
Assets

Cash and cash equivalents (Note 4)	$31,898	Ps.	416,508	Ps.	79,095
Restricted cash (Note 4)	71,958		939,593		972,743
Accounts receivable, less allowance for doubtful accounts of Ps.7,276 as of December 2009 and 2008	3,918		51,163		54,874
Other accounts receivable and prepaid expenses (Note 5)	5,450		71,178		76,270

Current assets	113,224		1,478,442		1,182,982

Restricted cash (Note 4)	55,331		722,493		844,460
Investment in concession — net (Note 6)	3,429,803		44,784,995		44,156,218
Furniture and equipment — net (Note 7)	3,391		44,272		312
Deferred income taxes (Note 15)	139,737		1,824,627		—
Other assets (Note 8)	46,302		604,588		691,104

Total	$3,787,788	Ps.	49,459,417	Ps.	46,875,076

Liabilities

Trade accounts payable	$8,853	Ps.	115,605	Ps.	46,871
Other current liabilities (Note 9)	14,838		193,737		270,490
Employee profit sharing (Note 11)	8		106		17
Provisions (Note 10)	2,212		28,877		18,743
Due to related parties (Note 17)	8,198		107,047		51,813
Income taxes (Note 15)	—		—		41
Accounts payable for work executed, not yet approved (Note 17)	15,782		206,076		120,752

Current liabilities	49,891		651,448		508,727

Long-term debt (Note 13)	2,081,623		27,181,002		32,950,500
Derivative financial instruments (Note 12)	91,655		1,196,798		345,426
Deferred IETU liability (Note 15)	7		93		—

	2,173,285		28,377,893		33,295,926

Total liabilities	2,223,176		29,029,341		33,804,653

Stockholders’ equity (Note 16):
Capital stock	$1,848,637		24,138,768		15,589,150
Accumulated deficit	(202,270)		(2,641,166)		(2,302,573)
Valuation of derivative financial instruments (Note 12)	(81,755)		(1,067,526)		(216,154)

Total stockholders’ equity	1,564,612		20,430,076		13,070,423

Total liabilities and stockholders’ equity	$3,787,788	Ps.	49,459,417	Ps.	46,875,076

The accompanying notes are an integral part of these consolidated financial statements.

Red de Carreteras de Occidente, S.A.P.I.B. de C.V. and Subsidiary
(Subsidiary of Matador Infra B.V.)
Consolidated Statements of Operations
For the years ended December 31, 2009 and 2008 and for the period from August 13, 2007 (date of inception) to December 31, 2007
(Thousands of Mexican pesos)

	Thousands of U.S.					For the period from
	dollars (Convenience					August 13, 2007
	translation; see Note 2)					(date of inception) to
	Year Ended					December 31,
	December 31, 2009	2009		2008		2007
Revenues:
Tolls	$213,019	Ps.	2,781,521	Ps.	2,628,211	Ps.	669,279
Construction of expansion and rehabilitation	117,006		1,527,819		260,065		—

Total revenues	330,025		4,309,340		2,888,276		669,279

Costs and expenses (Notes 6 and 17):
Amortization of intangible asset for concession	59,825		781,165		621,992		354,456
Operation and maintenance of concession	18,398		240,228		180,991		44,578
Costs of toll concession	10,051		131,244		169,889		65,279
General and administrative expenses	6,076		79,343		80,690		—
Construction costs for expansion and rehabilitation	117,006		1,527,819		260,065		—

	211,356		2,759,799		1,313,627		464,313

Income from operations	118,669		1,549,541		1,574,649		204,966

Other income — net	1,122		14,652		456		—

Comprehensive financing cost:
Interest expense	(274,867)		(3,589,103)		(3,791,932)		(890,149)
Interest income	8,233		107,505		143,175		61,259
Effects of valuation of derivative financial instruments	—		—		(208,126)		111,253
Exchange gain (loss), net	731		9,544		(733)		256,877
Gain from monetary position	—		—		—		861

	(265,903)		(3,472,054)		(3,857,616)		(459,899)

Loss before income taxes	(146,112)		(1,907,861)		(2,282,511)		(254,933)

Income tax expense (benefit) (Note 15)	(133,852)		(1,747,781)		41		—

Net loss	$(12,260)	Ps.	(160,080)	Ps.	(2,282,552)	Ps.	(254,933)

The accompanying notes are an integral part of these consolidated financial statements.

Red de Carreteras de Occidente, S.A.P.I.B. de C.V. and Subsidiary
(Subsidiary of Matador Infra B.V.)
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2009 and 2008 and for the period from August 13, 2007 (date of inception) to December 31, 2007
(Thousands of Mexican pesos)

	Capital Stock						Valuation of
	Amount				Accumulated		Derivative Financial		Total Stockholders’
	Value		Restatement		Deficit		Instruments		Equity
Initial contribution of common stock on August 13, 2007	Ps.	50	Ps.	1	Ps.	—	Ps.	—	Ps.	51
Additional capital contribution		15,589,100		234,911		—		—		15,824,011
Comprehensive loss		—		—		(254,933)		—		(254,933)

Balance at December 31, 2007		15,589,150		234,912		(254,933)		—		15,569,129

Application of losses		—		(234,912)		234,912		—		—
Comprehensive loss:
Valuation of derivative financial instruments		—		—		—		(216,154)		(216,154)
Net loss for the year		—		—		(2,282,552)		—		(2,282,552)

Total comprehensive loss		—		—		(2,282,552)		(216,154)		(2,498,706)

Balance at December 31, 2008		15,589,150		—		(2,302,573)		(216,154)		13,070,423

Additional capital contribution		8,549,618		—		—		—		8,549,618
Equity issuance costs, net of income tax of Ps.76,505		—		—		(178,513)		—		(178,513)
Comprehensive loss:
Valuation of derivative financial instruments		—		—		—		(851,372)		(851,372)
Net loss for the year		—		—		(160,080)		—		(160,080)

Total comprehensive loss		—		—		(160,080)		(851,372)		(1,011,452)

Balance at December 31, 2009	Ps.	24,138,768	Ps.	—	Ps.	(2,641,166)	Ps.	(1,067,526)	Ps.	20,430,076

The accompanying notes are an integral part of these consolidated financial statements.

Red de Carreteras de Occidente, S.A.P.I.B. de C.V. and Subsidiary
(Subsidiary of Matador Infra B.V.)
Consolidated Statements of Cash Flows
For the years ended December 31, 2009 and 2008
(Thousands of Mexican pesos)
(Indirect Method)

	Thousands of U.S. dollars
	(Convenience translation;
	see Note 2) Year Ended
	December 31, 2009	2009		2008
Operating activities:
Loss before income taxes	$(146,112)	Ps.	(1,907,861)	Ps.	(2,282,511)
Items related to investing activities:
Depreciation and amortization	59,827		781,203		621,992
Items related to financing activities:
Interest expense	205,747		2,686,565		3,285,224
Derivative financial instruments	56,074		732,198		594,494
Amortization of finance fees and expenses	18,643		243,429		120,340
Unpaid exchange loss	(4)		(53)		733

	194,175		2,535,481		2,340,272

Decrease (increase) in:
Accounts receivable	284		3,711		(47,286)
Other accounts receivable and prepaid expenses	391		5,092		(24,478)
Increase (decrease) in:
Trade accounts payable	241		3,141		44,475
Other current liabilities	(707)		(9,246)		8,911
Provisions	776		10,134		49,339
Due to related parties, net	4,230		55,234		(176,528)
Income taxes paid	(22)		(289)		—
Employee profit sharing	7		89		17

Net cash provided by operating activities	199,375		2,603,347		2,194,722

Investing activities:
Acquisition of furniture and equipment	(3,370)		(43,998)		(312)
Intangible asset for concession	(101,444)		(1,324,618)		(360,327)

Net cash used in investing activities	(104,814)		(1,368,616)		(360,639)

Excess cash to apply to financing activities	94,561		1,234,731		1,834,083

Financing activities:
Proceeds from long-term debt	145,279		1,897,000		1,844,500
Repayments of long-term debt	(587,129)		(7,666,498)		—
Interest paid	(213,177)		(2,783,576)		(3,258,839)
Commissions and financing costs paid	(12,017)		(156,913)		(152,279)
Additional capital contribution	654,762		8,549,618		—
Costs paid for issuance of equity	(14,503)		(189,372)		—
Derivative financial instruments	(53,815)		(702,694)		(388,375)

Net cash used in financing activities	(80,600)		(1,052,435)		(1,954,993)

Increase (decrease) in cash, cash equivalents and restricted cash	13,961		182,296		(120,910)
Cash, cash equivalents and restricted cash at the beginning of period	145,226		1,896,298		2,017,208

Cash and cash equivalents and restricted cash at the end of period	$159,187	Ps.	2,078,594	Ps.	1,896,298

The accompanying notes are an integral part of these consolidated financial statements.

Red de Carreteras de Occidente, S.A.P.I.B. de C. V. and Subsidiary
(Subsidiary of Matador Infra B.V.)
Consolidated Statement of Changes in Financial Position
For the period from August 13, 2007 (date of inception) to December 31, 2007
(Thousands of Mexican pesos)

	For the period from
	August 13, 2007 (date
	of inception) to
	December 31, 2007

Operating activities:
Net loss	Ps.	(254,933)
Items related to investing activities:
Depreciation and amortization		376,685

		121,752

Accounts receivable		(27,608)
Other accounts receivable and prepaid expenses		(17,640)
Trade accounts payable		2,403
Due to related parties		182,780
Other current liabilities		223,884

Net resources generated by operating activities		485,571

Financing activities:
Initial contribution of common stock		51
Additional capital contribution		15,824,011
Proceeds from long-term debt		31,106,000
Derivative financial instruments		(111,253)

Net resources generated by financing activities		46,818,809

Investing activities:
Intangible asset for concession		(44,605,778)
Commissions and other financing costs		(681,394)

Net resources used in investing activities		(45,287,172)

Net increase in cash, cash equivalents and restricted cash	Ps.	2,017,208

The accompanying notes are an integral part of these consolidated financial statements.

Red de Carreteras de Occidente, S.A.P.I.B. de C.V. and Subsidiary
(Subsidiary of Matador Infra B.V.)
Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008 and for the period from August 13, 2007 (date of inception) to December 31, 2007
(Thousands of Mexican pesos)
1.	Nature of business

Red de Carreteras de Occidente, S.A.P.I.B. de C.V. (“RCO”) and subsidiary (collectively, the “Company”) main activity is to build, operate, conserve and maintain the concession highways Maravatío-Zapotlanejo and Guadalajara-Aguascalientes-León (the “Concessioned Highways”), as well as other expansion projects, via a concession granted to the Company on October 3, 2007, by the Mexican government, through the Secretary of Communications and Transportation (“SCT”). The concession term is 30 years. The Concessioned Highways have an overall length of 558.05 kilometers, in the states of Michoacán, Jalisco, Guanajuato and Aguascalientes.

The Company has entered into: (i) an operation and maintenance services contract for the Concessioned Highways with ICA Infraestructura, S. A. de C. V., an associated company and (ii) an administrative services contract with Prestadora de Servicios RCO, S. de R. L. de C. V., a subsidiary company.

Unanimous resolutions adopted at a partner meeting held on September 24, 2009 amended the corporate figure of the entity from that of a partnership to a stock investment promotion company with variable capital (S.A.P.I.B. de C.V. for its initials in Spanish).
2.	Basis of presentation
a.	Basis of presentation and convenience translation — The accompanying consolidated financial statements of the Company are prepared in accordance with Mexican Financial Reporting Standards (“MFRS”, individually referred to as Normas de Informacion Financiera or “NIFs”).

MFRS requires that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and their related disclosures; however, actual results may differ from these estimates. The Company has implemented control procedures to ensure the correct, timely application of its accounting policies. Although actual results may differ from estimates, management considers that the estimates made and assumptions used were adequate under the circumstances.

Solely for convenience of readers, Mexican peso amounts included in the consolidated financial statements as of December 31, 2009 and for the year then ended have been translated into U.S. dollar amounts at the rate of 13.0576 pesos per U.S. dollar, the noon buying rate for pesos on December 31, 2009 as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

b.	Principles of consolidation- The consolidated financial statements include the financial statements of RCO and those of its subsidiary over which it exercises control. Ownership in the subsidiary is shown below:

	Ownership Percentage
Subsidiary name	2009	2008	Activity
Prestadora de Servicios RCO, S. de R.L. de C.V.	99.97%	99.97%	Administrative services
Significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

c.	Comprehensive loss — Represents changes in stockholders’ equity during the year, for concepts other than distributions and activity in contributed common stock, and is comprised of the net loss of the year, plus other comprehensive loss items of the same period, which are presented directly in stockholders’ equity without affecting the statement of operations. Other comprehensive loss items consist of the valuation of derivative financial instruments.

d.	Monetary unit of the financial statements — The 2009, 2008 and 2007 financial statements and notes include balances and transactions denominated in Mexican pesos of different purchasing power.

e.	Classification of costs and expenses — Costs and expenses presented in the consolidated statements of operations were classified according to their function due to the various business activities. Consequently, amortization of intangible asset for concession, operation and maintenance of concession and construction costs for expansion and rehabilitation are presented separately from other costs and expenses.

f.	Income from operations — Income from operations is the result of subtracting costs and general and administrative expenses from net sales. While NIF B-3, Statement of Income, does not require inclusion of this line item in the consolidated statements of operations, it has been included for a better understanding of the Company’s economic and financial performance.

g.	Reclassifications — Certain amounts in the financial statements as of December 31, 2008 and December 31, 2007 have been reclassified to conform to the presentation of the 2009 financial statements.
3.	Summary of significant accounting policies
a.	Recognition of the effects of inflation — Since the cumulative inflation in México for the three fiscal years preceding those ended December 31, 2009 and 2008, was 15.01% and 11.56%, respectively, the economic environment may be considered non-inflationary in both years. Inflation rates for the years ended 2009 and 2008 were 3.57% and 6.53%, respectively.

Accordingly, beginning on January 1, 2008, the Company discontinued recognition of the effects of inflation in its financial statements. However, assets, liabilities and stockholders’ equity include the restatement effects recognized through December 31, 2007.
b.	Cash, cash equivalents and restricted cash — Cash and cash equivalents consist mainly of bank deposits in checking accounts and short-term investments, highly liquid and easily convertible into cash, which are subject to insignificant value change risks. Cash is stated at nominal value and cash equivalents are valued at fair value; any fluctuations in value are recognized in comprehensive financing (cost) income of the period. Cash equivalents are represented mainly by investments in Treasury Certificates (CETES), investment funds and money market funds. Cash and cash equivalents subject to restrictions or intended for a specific purpose are presented separately under current or noncurrent assets as the case may be.

c.	Furniture and equipment — Furniture and equipment are recorded at acquisition cost. Depreciation is calculated using the straight-line method over the useful life value of the asset. Depreciation begins in the following year in which the asset is placed in service. The useful lives of assets are as follows:

Useful lives
Computer equipment	4
Furniture and fixtures	10
d.	Investment in concession — The Company applies International Financial Reporting Interpretations Committee (“IFRIC”) 12, Service Concession Arrangements, to account for its investment in concession. This interpretation provides guidance for the recognition of concessions by private sector operators involved in providing infrastructure assets and services to the public sector and requires such investments to be classified as financial assets, intangible assets or a combination of both.

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

The Company’s investment in concession is classified as an intangible asset and is recorded at acquisition cost. Through December 31, 2007, the asset was restated for the effects of inflation, without exceeding its recovery value. Financial costs incurring during the construction period is capitalized as part of the intangible. The intangible asset is amortized base on vehicle capacity during the respective concession period. Revenues are recognized both for construction under the concession as well as from tolls collected during the operation of such concession.

e.	Other assets — Other assets are mainly comprised of commissions and other financing costs. Commissions and other financing costs are recorded at their original historical value and are amortized over the life of the related long-term debt.

f.	Impairment of long-lived assets — Management periodically evaluates the impairment of long-lived assets as established by Bulletin C-15, Impairment in the Value of Long-Lived Assets and their Disposal. If there is any indication that values exceed the respective recoverable amounts, assets are written down to this recoverable amount through a charge to results of the period in which this difference arises. The recoverable amount is determined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The method used to calculate the recoverable amount considers the particular circumstances of the concession, machinery and equipment and other intangibles. With respect to the concession, revenue projections are used which consider assumptions and estimates concerning vehicle traffic, the growth of the population and economy along the concessioned highway, temporary passenger reductions due to tariff increases and commercial strategies designed to promote utilization, among others, which may differ and be adjusted according to the actual results obtained.

g.	Provisions — When the Company has a present obligation as a result of a past event for which an outflow of economic resources is probable, a provision is recognized. When it is only reasonably possible that the Company will be required to settle an obligation, no provision is recognized but rather the nature of the obligation is disclosed in the notes. When such probability is remote, neither a provision nor disclosure is included in the financial statements.

h.	Toll revenues — Toll revenues are recognized when the services are provided, determined based on the vehicle capacity of the toll road.

i.	Revenue and construction costs of expansion work and rehabilitation — Revenues and costs of construction related to expansion work and rehabilitation are recognized based on the percentage-of-completion method.

j.	Repair and maintenance expenses — Repairs and maintenance are provisioned through results at the time the Company has a contractual or constructive obligation through the point such maintenance or repairs are carried out.

k.	Statutory employee profit sharing (PTU) — PTU is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying consolidated statements of operations. Deferred PTU is derived from temporary differences that result from comparing the accounting and tax bases of assets and liabilities and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

l.	Income tax — In accordance with Mexican tax law, the Company is subject to income tax (“ISR”) and Business Flat Tax (“IETU”).

ISR is recorded in the results of the year in which it is incurred and the provision for income tax is determined according to NIF D-4, Income Taxes. The Company must determine if based on financial projections, it will pay ISR or IETU and accordingly, the Company recognizes deferred income taxes based on the tax it expects to pay. Deferred income tax assets and liabilities are recognized for the applicable temporary differences resulting from comparing the accounting and tax values of assets and liabilities plus any future benefits from tax loss carryforwards and unused tax credits. The resulting deferred tax provision or benefit related to the recognition of the deferred tax liability or asset is reflected in the statement of operations. The calculation and recognition of deferred taxes requires the use of estimates that could be affected by the amount of future taxable income or other assumptions considered by management and the actual results of operations.

Deferred income tax assets are only recognized when there is a high probability that they can be recovered, periodically evaluating the probability based on the historical taxable results, the estimation of future taxable revenues and the duration of the concession granted. A valuation allowance is recorded for any deferred tax asset for which realization is not highly probable. The assumptions used in forming the estimate of a valuation allowance may change based on various circumstances, which may result in the modification of such valuation allowance, thereby affecting the Company’s financial position and results of operations.

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

The Company’s internal control policy establishes that prior to entering into a loan, the risks inherent in the project requires collaborative analysis by representatives from the finance, legal, administration, and operation areas. This analysis also includes assessing the use of derivatives to hedge financing risks included in the potential loan. Based on the internal control policy of the Company, the finance and administration areas are responsible for contracting the derivatives upon completion of this analysis.

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
n.	Foreign currency transactions — Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. Monetary assets and liabilities are adjusted monthly based on the current exchange rate. The effects of exchange rate fluctuations are recorded in the statement of operations, except for those cases in which they can be capitalized.

4.	Cash, cash equivalents and restricted cash

Cash, cash equivalents and restricted cash consist of the following:

	December 31,
	2009		2008

Cash	Ps.	68,705	Ps.	23,638
Cash equivalents		347,803		55,457

	Ps.	416,508	Ps.	79,095

Restricted cash and cash equivalents	Ps.	1,662,086	Ps.	1,817,203
Long-term		(722,493)		(844,460)

Current	Ps.	939,593	Ps.	972,743

The Company entered into three administrative trust contracts. The first trust, 881, was established for the collection of tolls and related services, which such amounts guarantee and are dedicated mainly for the payment of the debt entered into by the Company as well as for maintenance of the Concessioned Highways. Amounts held in this trust as of December 31, 2009 and 2008 are Ps.249,736 and Ps.222,904, respectively. The second trust, 882, was established for the construction of expansion projects. Amounts held in this trust as of December 31, 2009 and 2008 are Ps.1,299,430 and Ps.1,594,299, respectively. The third trust, 661, was established for the issuance of Long-Term Infrastructure Development Equity Certificates (see Note 16 c). The amount held in this trust as of December 31, 2009 is Ps.112,920. In order to comply with clause twenty-eight of the Concession title, the Company has also created a Conservation and Maintenance Fund, which must be equal to three days’ gross expected gross revenue each year. At December 31, 2009, the balance of this fund is Ps. 24,247 and forms part of trust 881. The trustee of trusts 881 and 882 is Deutsche Bank Mexico, S.A. and the trustee of trust 661 is The Bank of New York Mellon.

5.	Other accounts receivable and prepaid expenses

Other receivables and prepaid expenses consist of the following:

	December 31,
	2009		2008

Recoverable taxes	Ps.	27,367	Ps.	10,467
Prepaid insurance premiums and bonds		28,097		28,641
Other		15,714		37,162

	Ps.	71,178	Ps.	76,270

6.	Investment in concession
a.	The intangible asset related to the concession is as follows:

	December 31,
	2009		2008

Consideration paid to the federal government	Ps.	44,541,230	Ps.	44,541,230
Capitalized costs from construction of expansion and rehabilitation		1,774,185		324,613
Comprehensive financing capitalized (1)		65,441		—
Advances to suppliers		161,752		266,823

		46,542,608		45,132,666
Accumulated amortization		(1,757,613)		(976,448)

	Ps.	44,784,995	Ps.	44,156,218

(1)	The interest expense relates to a credit line designated exclusively for the construction of the expansion works.

b.	The Mexican government has recently created an economic policy, the National Development Plan 2007-2012, whose objectives are to achieve greater levels of competitiveness, create more and better jobs for the population, establish a more dynamic internal market, and provide basic services for the benefit of the population as a whole.

The actions established in the Mexican government’s plan for the development of infrastructure include, among others, allocating additional resources and incorporating best practices with respect to preparation, management and execution of infrastructure projects and providing greater legal assurance to encourage greater participation by the private sector in the development of infrastructure, as well as perfecting financing schemes to boost investment in the sector.

As part of its economic policy, on October 3, 2007, the federal government, through the SCT, granted a concession title to the Company, to construct, operate, exploit, conserve and maintain for a 30-year period the Concessioned Highways, as well as the expansion work established in the concession title.

The Company’s investment will be recovered through the collection of toll rates established by the SCT over the term established in the concession title. Such rates may be adjusted annually in accordance with the National Consumer Price Index (“NCPI”) or in the event of an increase of 5% or more, in relation to the index in effect at the date of the last adjustment. The toll road revenues guarantee long-term debt (see Note 13).

c.	The principal requirements and conditions of the concession title are as follows:

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

Neither the concessionaire nor its stockholders may transfer or pledge under any title their interests in the Company, or the rights derived from the concession without the prior written authorization of the SCT.

The Company made an initial payment equal to Ps. 44,051,000 (historical value; Ps. 44,541,230, restated value) to obtain the concession, based on the terms established with the SCT.

The federal government retains the right to take back the concession in accordance with the terms established in Article 19 of the General Law on State Property. In the event this should occur, the government must establish the general bases applicable to settle the amount of any compensation payable to the concessionaire, bearing in mind the duly substantiated investment made, as well as the depreciation of the assets, equipment and installations used directly for the purposes of the concession.

On the termination date of the concession, the installations permanently attached to the highways as well as the operating, utilization, conservation and maintenance rights and other ancillary services rights will revert to the nation, in good condition, at no cost and free of any and all encumbrances.

The Company must create a conservation fund to ensure compliance with the conservation and maintenance program which must be maintained for a minimum amount equal to three days of the annual expected gross revenue in the year in question. Such conservation fund may be used solely and exclusively for the conservation and maintenance of the highways (see Note 4).

The Company will be obligated to pay consideration to the federal government each year equal to 0.5% of the gross toll rate revenues (excluding value-added tax), of the immediately prior year derived from the operation of the highways during the concession term. During 2009 and 2008, the consideration paid was Ps.13,908 and Ps.13,137, respectively.

As of December 31, 2009 and 2008, the Company is in compliance with the aforementioned conditions.
7.	Furniture and equipment

Furniture and equipment consist of the following:

	December 31,
	2009		2008

Computer equipment	Ps.	43,783	Ps.	10
Furniture and fixtures		527		302

		44,310		312

Accumulated depreciation		(38)		—

Total	Ps.	44,272	Ps.	312

8.	Other assets

Other assets consist of the following:

	December 31,
	2009		2008

Commissions and other financing costs	Ps.	990,586	Ps.	833,673
Accumulated amortization (1)		(385,998)		(142,569)

Total	Ps.	604,588	Ps.	691,104

(1)	Includes an early amortization of Ps.126,134 derived from prepayments of principalof the related long-term loan.

9.	Other current liabilities

Other current liabilities consist of the following:

	December 31,
	2009		2008

Interest payable	Ps.	140,987	Ps.	208,494
Fee payable to the federal government		13,908		13,137
Taxes other than income tax		38,677		48,725
Other current liabilities		165		134

	Ps.	193,737	Ps.	270,490

10.	Provisions

At December 31, 2009 and 2008, the composition and changes of principal provisions are as follows:

	December 31,								December 31,
	2008		Provision Used		Additions		Reversals		2009
Costs expected to be incurred for damage repair	Ps.	4,763	Ps.	—	Ps.	14,310	Ps.	—	Ps.	19,073
Accrual for operating expenses		13,980		(13,980)		—		—		—
Accrual for administrative expenses		—		—		9,804		—		9,804

	Ps.	18,743	Ps.	(13,980)	Ps.	24,114	Ps.	—	Ps.	28,877

	December 31,								December 31,
	2007		Provision Used		Additions		Reversals		2008
Costs expected to be incurred for damage repair	Ps.	—	Ps.	—	Ps.	10,000	Ps.	(5,237)	Ps.	4,763
Accrual for operating expenses		—		—		44,958		(30,978)		13,980

	Ps.	—	Ps.	—	Ps.	54,958	Ps.	(36,215)	Ps.	18,743

11.	Employee profit sharing
a.	Employee profit sharing is as follows:

	December, 31
	2009		2008
Current	Ps.	82	Ps.	17
Deferred		24		—

	Ps.	106	Ps.	17

b.	The main items giving rise to a deferred employee profit sharing liability are:

	December 31,
	2009		2008
Deferred employee profit sharing liability:
Deferred income	Ps.	(1,004)	Ps.	—
Other provisions		980		—

Total liability	Ps.	(24)	Ps.	—

12.	Derivative financial instruments (interest rate swaps)
To mitigate the risk of interest rate fluctuations, the Company uses swaps to set variable rates to fixed rates. Transactions that fulfill hedge accounting requirements have been designated as cash flow hedges.
The worldwide financial crisis has caused a general decrease in interest rates, resulting in decreased cash flows from financial instruments and increased liabilities resulting from such instruments.
The following table shows the financial instruments that the Company has entered into as of December 31, 2009 and 2008 to hedge interest rate fluctuations through interest rate swaps.

					Fair value (Thousands of Mexican pesos)
	Contracting	Maturity	Rate						February 18,
Notional Amount	date	date	Received	Paid	2009		2008		2010

Hedging
15,500,000	Oct.2007 / Mar.2008	Dec 30, 2023	TIIE28d (4.51%)	8.52%	Ps.	(379,305)	Ps.	(216, 449)	Ps.	(748,830)

11,365,000	Oct. 2007 / Dec. 2007	Dec 30, 2023	TIIE28d (4.51%)	4.33% + UDI		(817,493)		—		(998,551)

Trading
12,975,000	Oct. 2007 / Dec. 2007	Dec 30, 2023	TIIE28d (4.51%)	4.33% + UDI		—		(128,977)		—

					Ps.	(1,196,798)	Ps.	(345,426)	Ps.	(1,747,381)

The values shown in the “Rate received” column are as of December 31, 2009.
The fair value of derivative financial instruments is presented within long-term liabilities within the accompanying consolidated balance sheets. Note 3(m) information on the Company’s purposes for entering into derivatives not designated as risk management strategies.
The following table presents the effects of derivative instruments not designated as hedges in the consolidated statements of operations for the year ended December 31, 2009, 2008 and 2007.

		Amount of gain or (loss) recognized in income
		on derivative
						For the period from
	Location of gain or					August 13, 2007 (date
Derivatives not designated	(loss) recognized	For the year then ended December 31,				of inception) to
as hedging instruments	in income on derivative	2009		2008		December 31, 2007

Swaps	Comprehensive financing cost	Ps.	—	Ps.	(208,126)	Ps.	111,253

The following table presents the movements to and from other comprehensive income with respect to derivative financial instruments classified as cash flow hedges:

2009
Location of
gain or (loss)	Amount of gain or
recognized	(loss) recognized
in income on	in
derivative	income on
(ineffective	derivative
portion and	(ineffective
Location of loss	Amount of loss	amount	portion
Amount of loss	reclassified from	reclassified from	excluded	and amount
Derivatives in	recognized in OCI	accumulated OCI	accumulated OCI	from	excluded
cash flow hedge	on derivative	into income	into income	effectiveness	from effectiveness
relationships	(effective portion)	(effective portion)	(effective portion)	testing)	testing)

Swaps	Ps.	(851,372)	Comprehensive financing cost	Ps.	(702,694)	Other income/(expense)	Ps.	—

Total	Ps.	(851,372)	Ps.	(702,694)	Ps.	—

2008
Location of
gain or (loss)
						recognized	Amount of gain or
						in income on	(loss) recognized
						derivative	in
						(ineffective	income on derivative
						portion and	(ineffective
			Location of loss	Amount of loss		amount	portion
	Amount of loss		reclassified from	reclassified from		excluded	and amount
Derivatives in	recognized in OCI		accumulated OCI	accumulated OCI		from	excluded
cash flow hedge	on derivative		into income	into income		effectiveness	from effectiveness
relationships	(effective portion)		(effective portion)	(effective portion)		testing)	testing)

Swaps	Ps.	(216,154)	Comprehensive financing cost	Ps.	(388,375)	Other income/(expense)	Ps.	—

Total	Ps.	(216,154)		Ps.	(388,375)		Ps.	—

Variable rate to fixed rate
In October 2007, the Company entered into four swaps that change the profile of a variable rate financing to a weighted average fixed rate of 8.52% on a notional amount of Ps.15,500 million. These swaps were classified, as of May 2008, as cash flow hedges with fair value recognized in comprehensive income within stockholders’ equity. As of December 31 there are no ineffective portions that must be recognized in earnings.
Variable rate to fixed rate plus investment units (“UDIS”)
Revenues derived from the rates charged to users are indexed to inflation. In October and December 2007, two swaps were entered into to change the profile of a variable rate financing to a weighted average rate of 4.33% plus UDIS. The notional amount of both swaps was Ps.12,975 million. In 2008, these derivatives were classified as derivatives for trading purposes and fluctuations in their fair value was recognized in comprehensive financing result due to the fact they did not comply with all hedge accounting requirements established in applicable accounting standards.

However, in 2009, these derivatives have been formally designated as cash flow hedges, complying with the documentation requirements and the effectiveness assessment established by accounting regulations. Changes in fair value are recognized in other comprehensive loss within stockholders’ equity of Ps.851,372, net of earned interest of Ps.29,504.
In November and December, the Company partially terminated these financial derivative transactions, reducing the notional value as of December 31, 2009 to Ps.11,365 million, and paying a termination cost of Ps.168 million, which was recognized as interest expense in 2009.
Of the amount recorded in accumulated other comprehensive loss account related to derivative financial instruments as of December 31, 2009, the Company expects to recognize a cost of Ps.876,845 in 2010 results, in accordance with prevailing market conditions.
13.	Long-term debt
Long-term debt consists of the following:

	December 31,
	2009		2008
Syndicated loan acquired with different Mexican and foreign financial institutions for Ps.31,000,000, plus additional lines of credit to be used for working capital and capital expenditures for up to Ps.3,100,000 and Ps.3,000,000, respectively. To guarantee payment of these credits, the Company assigned the collection rights from the highway tolls of the Concessioned Highways to a management trust (see Note 4). Additionally, certain shares with voting rights of the Company guarantee the debt.

The credit term is seven years, and may be extended an additional ten years, and bears interest at a rate resulting from applying the Mexican Equilibrium Interbank Offered Interest Rate (“TIIE”) plus basis points ranging from 120 to 165 basis points in the first year, and increasing gradually over the subsequent years until reaching a range of between 180 and 225 basis points in the sixth and seventh years. In December 2009, the Company extended the term of a portion of the syndicated loan; Ps.3,911,223 of the original amount has an extended two-year term and Ps.9,424,037 of the original amount has an extended four-year term. Interest will be payable on a monthly basis, and principal is payable in a single payment at the end of the contract term.

In October 2009, the Company prepaid Ps.3,709,000 and Ps.1,957,500 of the acquired loan and line of credit, respectively; in addition, in the month of November 2009, the Company prepaid Ps.1,999,998 of the acquired loan. During 2009, the Company obtained additional borrowings under the line of credit of Ps.1,897,000 to be used for capital expenditures.	Ps.	27,181,002	Ps.	32,950,500

Terms of the long-term debt provide various covenants that restrict the ability to incur additional indebtedness, issue guarantees, sell fixed and other non-current assets and make capital distributions to the Company, as well as require compliance with certain other financial ratios. These financial ratios include: the ratio of total liabilities to equity; the ratio of current assets to current liabilities; the ratio of current assets less affiliated accounts receivable to current liabilities; and the ratio of operating earnings plus depreciation to net financing expenses. For the year ended December 31, 2009 and 2008, the Company was in compliance with such covenants.
The scheduled maturity of long-term debt as of December 31, 2009 is as follows:

2014	Ps.	13,845,743
2016		3,911,223
2018		9,424,036

	Ps.	27,181,002

14.	Foreign currency balances and transactions
a.	The monetary position in foreign currencies is as follows:

	December 31,
	2009			2008
	Foreign Currency			Foreign Currency
	Balances	Mexican Peso		Balances	Mexican Peso
Currency	(Thousands)	Equivalent		(Thousands)	Equivalent

U.S. dollars:
Assets	$—	Ps.	—	$1,011	Ps.	13,927
Liabilities	(666)		(8,691)	(2,152)		(29,420)

Net liability position	$(666)	Ps.	(8,691)	$(1,141)	Ps.	(15,493)

b.	Transactions in thousands of U.S. dollars are as follows:

			For the period from
			August 13, 2007 (date of
	For the year then ended December 31,		inception) to
	2009	2008	December 31, 2007

Financing expenses	$—	$1,141	$—
c.	Pertinent exchange rate information at the date of the financial statements is as follows:

	December 31,		May 7,
	2009	2008	2010

U.S. dollar currency exchange Interbank rate	$13.0437	$13.7738	$12.9700

15.	Income tax
The Company is subject to ISR and IETU.
ISR — In 2009 and 2008, the ISR rate was 28%. As a result of the 2010 tax reform, the ISR rate will be 30% from 2010 to 2012, 29% for 2013 and 28% for 2014 and thereafter.
IETU — Revenues, as well as deductions and certain tax credits, are determined based on cash flows of each fiscal year. The IETU rate was 17% in 2009 and 16.5% in 2008, and will be 17.5% in 2010 and thereafter.
Income tax incurred will be the higher of ISR and IETU.
Based on its financial projections and according to Interpretation of Financial Information Standard (“INIF”) 8, Effects of the Business Flat Tax, the Company determined that it will basically pay ISR. Therefore, it only recognizes deferred ISR. IETU paid in 2009 is considered circumstantial.
a.	Income taxes in 2009, 2008 and the period from August 13, 2007 (date of inception) to December 31, 2007 are as follows:

					For the period from
					August 13, 2007 (date
	For the year ended December 31,				of inception) to
	2009		2008		December 31, 2007
I.S.R.:
Current	Ps.	—	Ps.	41	Ps.	—
Deferred		(900,968)		—		—
Cancellation of the valuation allowance for deferred ISR asset		(923,659)		—		—

		(1,824,627)		41		—
Equity offering expenses recorded within stockholders’ equity		76,505		—		—

IETU:
Current		248		—		—
Deferred		93		—		—

		341		—		—

Total income tax expense (benefit)	Ps.	(1,747,781)	Ps.	41	Ps.	—

b.	The reconciliation of the statutory and effective ISR rates expressed as a percentage of loss before income tax expense (benefits) is:

			For the period from
			August 13, 2007 (date of
	For the year ended December 31,		inception) to
	2009	2008	December 31, 2007
	%	%	%

Statutory rate	28.00	28.00	28%

Effects of inflation	15.20	12.46	162%
Effects of cancellation of the valuation allowance for deferred ISR asset	48.40	—	—
Valuation allowance for deferred ISR asset	—	(40.46)	(190%)

Total	91.60	—	—

c.	The main items comprising the asset balance of deferred income taxes are as follows:

	December 31,
	2009		2008
Liabilities:
Commissions and other financing costs	Ps.	(181,376)	Ps.	(193,509)
Furniture and equipment		—		(3)
Prepaid expenses and advances to suppliers		(6,421)		(82,730)

		(187,797)		(276,242)

Assets:

Furniture and equipment		26		—
Intangible assets for concession		745,024		484,387
Allowance for doubtful accounts		2,183		2,037
Derivative financial instruments		38,693		36,114
Debt to the federal government		4,172		3,678
Provisions and account payable for work executed not estimated		30,689		42,348

		820,787		568,564

Deferred net income tax asset, net		632,990		292,322

Tax loss carryforwards		1,191,637		631,337

Total net deferred tax asset		1,824,627		923,659

Valuation allowance		—		(923,659)

Net deferred tax asset	Ps.	1,824,627	Ps.	—

To determine deferred ISR at December 31, 2009, the Company applies applicable tax rates to temporary differences based on their estimated reversal dates.

d.	The main items originating a deferred IETU liability are:

	2009
Deferred IETU asset:
Accounts and notes payable	Ps.	1,732

Deferred IETU asset		1,732

Deferred IETU liability:
Prepaid expenses		(1,825)

Deferred IETU liability		(1,825)

Net deferred IETU liability	Ps.	(93)

e.	Given the improved circumstances considered to assess the recovery of deferred income tax assets and tax loss carryforwards in 2009, the allowance for valuation of deferred income tax assets recognized through 2008 of Ps.923,659 was reversed with a credit to results for the year.
f.	In accordance with rule I.3.4.31 of the omnibus tax ruling of April 29, 2009, taxpayers engaged in the exploitation of a concession, authorization or permit granted by the federal government may apply their tax losses until they are fully depleted, or the concession, authorization or permit expires or the Company is liquidated, whichever occurs first. As of December 31, 2009 and 2008 the amount of the restated tax loss are Ps.4,255,846 and Ps.2,374,952, respectively.
g.	The balances of the contributed capital account at December 31, 2009 and 2008 are Ps.25,640,190 and Ps.16,856,306, respectively.
16.	Stockholders’ equity
a.	Common stock at par value as of December 31 is as follows:

	Number of Shares
	(Thousand)		Amount
	2009	2008	2009		2008
Fixed capital
Series A	50	50	Ps.	50	Ps.	50

Variable capital
Series A	18,186,500	15,589,100		17,589,098		15,589,100
Series B	8,506,000	—		6,549,620		—

Total	26,692,550	15,589,150	Ps.	24,138,768	Ps.	15,589,150

b.	As part of the unanimous resolutions adopted at the partners’ meeting held on September 24, 2009, the partners approved the creation and issuance of up to 14,000,0000,000 common, nominal, no-par-value Series “B” shares.
c.	In October 2009, 8,506,000 Series B shares with a value of Ps.6,549,620 were subscribed and paid by The Bank of New York Mellon, Institución de Banca Multiple, in its capacity as Trustee of the Irrevocable Trust for the Issuance of Securitization Certificates No. F/00661.
In October 2009, Trust No. F/00661 placed Long-Term Infrastructure Development Equity Certificates (CKDes) for Ps.6,550 million with Mexican institutional investors. The placement price was Ps.77 pesos per CKDe, which began to be traded on the Mexican Stock Exchange on October 2 under trading board code “RCOCB”. Each CKDe is backed by 100 Series B shares of RCO, which are deposited in the issuing trust.

d.	In the unanimous resolutions adopted at the stockholders’ meeting on November 12, 2009, the stockholders approved an increase in variable capital of Ps.1,999,618 related to Series “A” shares.
e.	Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. Any tax paid on such distribution may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.
17.	Transactions and balances with related parties
a.	Balances due to related parties are as follows:

	December 31,
	2009		2008

Goldman Sachs Paris Int. Et. Cie.	Ps.	—	Ps.	1,223
Ingenieros Civiles Asociados, S.A. de C.V.		102,317		45,547
ICA Infraestructura, S.A. de C.V.		4,730		4,976
Controladora de Operaciones de Infraestructura, S.A. de C.V.		—		67

	Ps.	107,047	Ps.	51,813

	December 31,
	2009		2008

Accounts payable for work executed, not yet approved with Ingenieros Civiles Asociados, S.A. de C.V.	Ps.	206,076	Ps.	120,752

b.	Transactions with related parties, carried out in the ordinary course of business, were as follows:

					For the period from
	For the year ended December 31,				August 13, 2007 to
	2009		2008		December 31,2007
Operation and maintenance expenses	Ps.	204,704	Ps.	172,190	Ps.	44,578
Administrative services expense		818		30,282		3,289
Commissions and other financing costs		—		—		176,897
Capitalized costs of investment in concession		—		15,111		30,507
Construction cost		1,310,943		213,701		—
Other costs		—		—		22,357
c.	The Company has the following agreements with related parties:
1)	Operating, administrative, conservation and maintenance services agreements with ICA Infraestructura, S. A. de C. V., which specifies payment of one twelfth of the approved annual operating and maintenance budget for operating services and 8% of certain administrative costs for administrative services. The term of the agreement is for five years, effective from September 26, 2007, and is renewable for one additional year.
2)	Construction agreements with Ingenieros Civiles Asociados, S. A. de C. V. for several expansion projects, the terms of which depend on the execution of the work and are subject to annual reviews when material changes in the established prices are expected.

18.	Differences Between MFRS and Accounting Principles Generally Accepted in the United States of America (“U.S. GAAP”)
The Company’s consolidated financial statements are prepared in accordance with MFRS, which differ in certain significant respects from U.S. GAAP. The MFRS consolidated financial statements include the effects of inflation recognized through December 31, 2007, as required by MFRS through that date. As previously mentioned in Note 3.a, effective January 1, 2008, the Company adopted NIF B-10, under which it suspended the recognition of the effects of inflation on its financial information and ceased the restatement of financial information to constant pesos. U.S. GAAP generally requires financial statements to be prepared on a nominal cost basis. However, the Company considers that the presentation of price-level is a more meaningful presentation than historical cost-based financial reporting. Accordingly, the reconciliation to U.S. GAAP does not include the reversal of the inflation adjustments recognized through December 31, 2007, included in the balances of assets, liabilities and equity.
The principal differences between MFRS and U.S. GAAP are discussed below. As mentioned therein, none of the differences had an effect on total consolidated net loss for 2009, 2008 or 2007. Additionally, the only difference between total consolidated stockholders’ equity under MFRS and U.S. GAAP as of December 31, 2009 is the valuation of derivative financial instruments discussed below; the remaining differences did not have an effect on total consolidated stockholders’ equity as of December 31, 2009, 2008 or 2007. Accordingly, a tabular reconciliation has not been deemed necessary.
a.	Fair value

Effective January 1, 2008, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820 (Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements) for all financial instruments accounted for at fair value on a recurring basis; effective January 1, 2009, the guidance in FASB ASC 820 was adopted for all non-financial instruments accounted for at fair value on a non-recurring basis. The guidance in FASB ASC 820 establishes a new framework for measuring fair value and expands related disclosures. In general terms, the framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. It also establishes a three-level valuation hierarchy based upon observable and non-observable inputs.

For financial assets and liabilities, the Company determines fair value through the use of inputs observable in the market for identical or similar assets or liabilities. In the absence of active markets for identical assets or liabilities, such measurements involve developing assumptions based on market-observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:
•	Level 1 — Quoted prices for identical instruments in active markets.
•	Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
•	Level 3 — Significant inputs to valuation models which are unobservable in a market.

The Company maintains policies and procedures to measure instruments using the best and most relevant data available.
As part of its guidance, ASC 820 requires that the fair value measurement for a liability reflects its nonperformance risk, or the risk that the obligation will not be fulfilled, which includes the reporting entity’s own credit risk. Nonperformance risk is not contemplated for fair value measurements under MFRS, thus resulting in a difference between MFRS and U.S. GAAP. The effect of the Company’s own credit risk on the valuation of its derivative financial instrument liabilities resulted in a decrease in the value of the liability under U.S. GAAP of Ps.46,925 during 2009 (tax effects not deemed material), recognized as a credit to to other comprehensive income. The effect in 2008 was not considered material.

Non-Recurring Fair Value Measurements
Certain assets are measured at fair value on a non-recurring basis. These assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances, such as through the recognition of impairment of a long-lived asset. The Company has not recorded any non-recurring fair value adjustments to its non-financial assets or liabilities.
Therefore, all fair value adjustments in 2009 and 2008 were recorded with respect to financial assets or liabilities measured at fair value on a recurring basis. The fair value of such assets and liabilities under U.S. GAAP at December 31, 2009 and 2008 are as follows:

			Quoted prices in
			active markets for		Significant other		Significant
			identical assets		observable inputs		unobservable inputs
	December 31, 2009		(Level 1)		(Level 2)		(Level 3)
Derivative financial instruments	Ps.	1,179,376	Ps.	—	Ps.	1,179,376	Ps.	—

Total	Ps.	1,179,376	Ps.	—	Ps.	1,179,376	Ps.	—

			Quoted prices in
			active markets for		Significant other		Significant
			identical assets		observable inputs		unobservable inputs
	December 31, 2008		(Level 1)		(Level 2)		(Level 3)
Derivative financial instruments	Ps.	304,154	Ps.	—	Ps.	304,154	Ps.	—

Total	Ps.	304,154	Ps.	—	Ps.	304,154	Ps.	—

The Company enters into various interest rate swaps (see Note 12). In general, given the nature of its derivative financial instruments, no quoted market prices are available. Accordingly, the Company values its derivative financial instruments using recognized valuation methodologies, which fall within the income approach technique. The fair values are either prepared by the valuation agents represented by the counterparties with whom it enters into these instruments, or by a Mexican price provider specialist authorized by the CNBV (Comisión Nacional Bancaria y de Valores). Accordingly, all derivative instruments are classified within Level 2, of the fair value hierarchy.

Inputs used in valuation methodologies for derivative financial instruments are provided by a price vendor authorized by CNBV.

Other fair value disclosures
FASB 820-10-50 also requires disclosure of the fair value of financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Those financial instruments include items such as trade accounts receivable, accounts payable, provisions and long-term debt. The estimate fair value amounts as discussed below have been determined by the Company using available market information or other appropriate valuation techniques. The Company uses its best judgment in estimating the fair value of these financial instruments. The use of different market assumptions may have a material effect on the estimated fair value amounts.
The carrying amounts of trade accounts receivable, accounts payable and provisions are of a short-term nature and bear interest at rates tied to market indicators. Accordingly, the Company believes that their carrying amounts approximate their carrying value.
For long-term debt, fair value is estimated using discounted cash flows based on the current incremental borrowing rates for similar types of borrowing arrangements. The estimated fair value of the Company’s long-term is similar to its carrying value, given the variable interest rate nature of the debt.
Investment in concession is measured at fair value when there is a determination that the asset is impaired. The determination of fair value is based on the best information available, including internal cash flow estimates discounted at an appropriate interest rate, quoted market prices when available, market prices for similar assets and independent appraisals, as appropriate. As of December 31, 2009 and 2008, there were no fair value adjustments with respect to the investment in concession.
b.	Application of losses and equity offering costs
In its MFRS financial statements, the Company recognizes the application of accumulated losses against capital stock, reclassifying amounts from other equity accounts to capital stock. Such applications are made only upon approval of the stockholders of the Company. U.S. GAAP prohibits the reclassification of accumulated losses against other capital accounts, except in certain circumstances, which are not applicable to the Company.
Additionally, equity offering costs have been classified within accumulated deficit within the accompanying MFRS financial statements. U.S. GAAP requires such costs to be deducted from additional paid-in capital, with any excess applied against the capital stock issued.
These differences do not affect total consolidated stockholders’ equity under U.S. GAAP, but rather represent reclassifications among certain individual accounts within stockholders’ equity.
During 2008, an application of Ps.234,912 was made, decreasing the balance of accumulated losses and decreasing the value of capital stock under MFRS. Additionally, during 2009, the Company applied Ps. 178,513 of equity offering costs to accumulated deficit. The following table shows the balances of the individual stockholders’ equity accounts on a U.S. GAAP basis, taking into consideration the cumulative effect of these classification differences at December 31, 2009 and 2008 (as well considering the adjustment to the value of the derivative financial instruments at December 31, 2009 as discussed in insert a. above). No applications or reclassifications were made in 2007.

	Stockholders’				Stockholders’ Equity
	Equity Accounts		Cumulative U.S.		Accounts under U.S.
	Under MFRS at		GAAP		GAAP at
	December 31, 2009		Adjustment		December 31, 2009

Capital stock	Ps.	24,138,768	Ps.	(178,513)	Ps.	23,960,255
Restatement of capital stock		—		234,912		234,912
Accumulated deficit		(2,641,166)		(56,399)		(2,697,565)
Valuation of derivative financial instruments		(1,067,526)		46,925		(1,020,601)

Total stockholders’ equity	Ps.	20,430,076	Ps.	46,925	Ps.	20,477,001

	Stockholders’				Stockholders’ Equity
	Equity Accounts				Accounts under U.S.
	Under MFRS at		U.S. GAAP		GAAP at
	December 31, 2008		Adjustment		December 31, 2008

Capital stock	Ps.	15,589,150	Ps.	—	Ps.	15,589,150
Restatement of capital stock		—		234,912		234,912
Accumulated deficit		(2,302,573)		(234,912)		(2,537,485)
Valuation of derivative financial instruments		(216,154)		—		(216,154)

Total stockholders’ equity	Ps.	13,070,423	Ps.	—	Ps.	13,070,423

c.	Concession accounting under IFRIC 12

As discussed in Note 3d. to the consolidated financial statements under MFRS, the Company applies IFRIC 12 to account for its investment in concession. IFRIC 12 results in the recognition of an intangible asset related to the concession, as well as the recognition of construction revenues and costs, including those related to improvements to infrastructure of the concession during the construction phase. Although accounting for the concession under U.S. GAAP results in the recognition of an intangible asset recorded at the same value as that under MFRS, U.S. GAAP does not contemplate the recognition of construction costs and revenues related to construction or improvements under the concession. Accordingly, under U.S. GAAP, the Company reversed construction revenues and construction costs of Ps.1,527,819 and Ps.260,065 recognized in MFRS in 2009 and 2008, respectively. As there was no profit margin recognized on construction activities, the reversal of these amounts does not result in a reconciling adjustment to arrive at net loss under U.S. GAAP. No construction revenues or costs were recognized in 2007 under MFRS as there were no improvement projects in process during that year.

d.	Deferred income taxes

Under MFRS, the Company accounts for deferred income taxes in accordance with NIF D-4, Income Taxes, and Bulletin D-4, Income Tax, Asset Tax and Statutory Employee Profit Sharing, which require a methodology similar to FASB ASC 740, which is applied by the Company for purposes of the U.S. GAAP reconciliation. However, deferred taxes are classified as non-current for MFRS purposes while they are based on the classification of the related asset or liability for U.S. GAAP purposes.

In addition, during 2007, the IETU Law was enacted and became effective in 2008. The Company determines, based on projections, whether it will be subject to ISR or IETU and records the deferred tax asset (liability) based on such determination. When an entity projects that it will be subject to IETU in some years and ISR in others, MFRS requires an entity to calculate its deferred taxes using temporary differences and rates pursuant to both IETU and ISR laws and record deferred taxes based on the law that yields the greater net deferred tax liability or, as it were, the smaller net deferred tax asset. Under U.S. GAAP, a hybrid approach is applied whereby the entity must recognize the deferred tax asset or liability based on the tax it expects to pay in each year in which its temporary differences reverse. For 2009, 2008 and 2007, the Company’s projections indicate that it will be an ISR payer, and as such, does not apply the hybrid approach.
The composition of the deferred income taxes under U.S. GAAP at December 31, 2009 and 2008 are as follows:

	December 31,
	2009		2008
Composition of deferred income taxes:
Current:
Liabilities:

Prepaid expenses and advances to suppliers	Ps.	(6,421)	Ps.	(82,730)

		(6,421)		(82,730)
Assets:

Allowance for doubtful accounts		2,183		2,037
Account payable to the federal government		4,172		3,678
Provisions and account payable for work executed not estimated		30,689		42,348

		37,044		48,063

Net current deferred income tax asset (liability)		30,623		(34,667)

Non-current:
Liabilities:
Commissions and other financing costs	Ps.	(181,376)	Ps.	(193,509)
Furniture and equipment		—		(3)

		(181,376)		(193,512)
Assets:
Furniture and equipment		26		—
Intangible assets for concession		745,024		484,387
Derivative financial instruments		38,693		36,114

		783,743		520,501

Net non-current deferred tax asset		602,367		326,989

Tax loss carryforwards		1,191,637		631,337

Net non-current deferred tax asset before valuation allowance		1,794,004		923,659
Valuation allowance		—		(923,659)

Net non-current deferred income tax asset		1,794,004		—

Net deferred income tax asset under U.S. GAAP	Ps.	1,824,627	Ps.	—

The composition of the deferred IETU under U.S. GAAP at December 31, 2009 is as follows:

	2009
Current:
Assets:
Accounts and notes payable	Ps.	1,732

		1,732

Liabilities:
Prepaid expenses		(1,825)

		(1,825)

Net deferred IETU liability under U.S. GAAP	Ps.	93

U.S. GAAP also provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements and requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit.
As of December 31, 2009, 2008 and 2007, the Company does not have any unrecognized tax benefits that would require recognition in its U.S. GAAP balance sheet.
e.	Other Differences and Supplemental U.S. GAAP and Securities and Exchange Commission Disclosures
(1)	Statement of cash flows — Effective January 1, 2008, the Company adopted NIF B-2, Statement of Cash Flows, and thus presents a statement of cash flows under MFRS in 2009 and 2008 and a statement of changes in financial position in 2007.
For 2009 and 2008, for U.S. GAAP purposes, the Company has provided a statement of cash flows in accordance with FASB ASC 230, which presents only cash movements, excluding the effects of inflation, and requires that additional information related to non-cash investing and financing transactions and other events be provided separately.
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

The information for the year ended December 31, 2009 and 2008 and the period from August 13, 2007 (date of inception) to December 31, 2007 is presented below:

	Thousands of U.S. dollars					For the period from
	(Convenience translation;					August 13, 2007 (date
	see Note 2) Year ended					of inception) to
	December 31,	For the year ended December 31,				December 31,
	2009	2009		2008		2007
Operating activities:
Consolidated net loss under U.S. GAAP	$(12,260)	Ps.	(160,080)	Ps.	(2,282,552)	Ps.	(254,933)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	59,827		781,203		621,992		354,456
Allowance for doubtful	—		—		—		7,276
Provisions	776		10,134		49,339		—

Derivative financial instruments	56,074		732,198		130,606		(1,629)
Amortization of finance fees and expenses	18,643		243,429		120,340		22,229
Unpaid exchange loss	(4)		(53)		733		—

	123,056		1606,831		(1,359,542)		127,399
Changes in operating assets and liabilities:
Accounts receivable	284		3,711		(47,286)		(32,323)
Other accounts receivable and prepaid expenses	391		5,092		(24,478)		(17,640)
Trade accounts payable	241		3,141		44,475		2,403
Other current liabilities	(8,137)		(106,257)		35,296		221,323
Due to related parties, net	4,230		55,234		(176,528)		182,780
Deferred income tax	(133,852)		(1,747,781)		41		—
Income taxes paid	(22)		(289)		—		—
Employee profit sharing	7		89		17		—

Net cash provided by (used in) operating activities	(13,802)		(180,229)		(1,562,411)		483,942

Investing activities:
Acquisition of furniture and equipment	(3,370)		(43,998)		(312)		—
Intangible asset for concession	(101,444)		(1,324,618)		(360,327)		(44,605,778)
Restricted cash	11,880		155,117		39,340		(1,856,543)

Net cash used in investing activities	(92,934)		(1,213,499)		(321,299)		(46,462,321)

Financing activities:
Proceeds from long-term debt	145,279		1,897,000		1,844,500		31,106,000
Prepayment from long-term debt	(587,129)		(7,666,498)		—		—
Commission and financing cost	(12,017)		(156,913)		(152,279)		(681,394)
Initial contribution of stockholders	—		—		—		51
Additional capital contribution	654,762		8,549,618		—		15,824,011
Equity offering costs	(14,503)		(189,372)		—		—
Derivative financial instruments	(53,815)		(702,694)		109,919		(109,624)

Net cash provided by financing activities	132,577		1,731,141		1,802,140		46,139,044

Increase (decrease) in cash and cash equivalents	25,841		337,413		(81,570)		160,665
Cash and cash equivalents at the beginning of period	6,057		79,095		160,665		—

Cash and cash equivalents at the end of period	$31,898	Ps.	416,508	Ps.	79,095	Ps.	160,665

Cash paid for:

Interest, net of interest capitalized of Ps.65,441	$213,177	Ps.	2,783,576	Ps.	3,258,839	Ps.	670,302

(2)	Statement of comprehensive income — The Company’s statements of comprehensive income for the year ended December 31, 2009, 2008 and the period from August 13, 2007 (date of inception) to December 31, 2007, are set forth below:

	Millions of
	U.S. Dollars					For the period from
	(Convenience					August 13, 2007
	Translation)					(date
	Year Ended					of inception) to
	December 31,	For the year ended December 31,				December 31,
	2009	2009		2008		2007

Net loss under U.S. GAAP	$(12,260)	Ps.	(160,080)	Ps.	(2,282,552)	Ps.	(254,933)
Other comprehensive loss:
Valuation of derivative financial instruments	(61,608)		(804,447)		(216,154)	—

Comprehensive loss under U.S. GAAP	$(73,868)	Ps.	(964,527)	Ps.	(2,498,706)	Ps.	(254,933)

19.	New accounting principles

Mexico
As part of its efforts to converge Mexican standards with international standards, in 2008, the Board for Research and Development of Financial Information Standards (“CINIF”) issued the following NIFs, INIFs, and Improvements, which become effective as follows:
a)	For fiscal years that begin on January 1, 2011:

NIF C-1, Cash and Cash Equivalents — Changes the “cash” concept to be consistent with the definition in NIF B-2, Statement of Cash Flows, and introduces definitions for restricted cash, cash equivalents and readily available investments.

Improvements to NIFs for 2010 — The main improvements generating accounting changes that must be recognized retroactively are:

NIF B-1, Accounting Changes and Correction of Errors —Requires further disclosures when a company applies a particular Standard for the first time.

NIF B-2, Statement of Cash Flows — Requires recognition of the effects of fluctuations in exchange rates used for translating cash in foreign currencies, and changes in fair value of cash in the form of precious metal coins, and other cash items, at fair value, in a specific line item.

NIF C-7, Investments in Associated Companies and Other Permanent Investments — Modifies how the effects derived from increases in equity percentages in an associated company are determined. It also establishes that the effects due to an increase or decrease in equity percentages in associated companies should be recognized under equity in income (loss) of associated companies, rather than in the non-ordinary line item within the statement of income.

NIF C-13, Related Parties — Requires that, if the direct or ultimate controlling entity of the reporting entity does not issue financial statements available for public use, the reporting entity should disclose the name of the closest, direct / indirect, controlling entity that issues financial statements available for public use.
b)	For fiscal years that begin on January 1, 2011:

B-9, Interim Financial Information — As opposed to Bulletin B-9, this Standard requires a condensed presentation of the statement of changes in stockholders’ equity and statement of cash flows, as part of the interim financial information. For comparison purposes, it requires that the information presented at the closing of an interim period contain the information of the equivalent interim period of the previous year, and in the case of the balance sheet, presentation of the previous years’ annual balance sheet.
At the date of issuance of these consolidated financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.

United States of America
Recently adopted accounting pronouncements—
Effective July 1, 2009, the FASB issued the FASB Accounting Standards Codification (the “Codification”) under ASC 105-10. Under the Codification, the historical GAAP hierarchy was eliminated and the Codification became the single official source of authoritative, non-governmental GAAP, other than guidance issued by the Securities and Exchange Commission (“SEC”). All other literature became non-authoritative. FASB ASC 105-10 became effective for financial statements issued for interim and annual periods ending after September 15, 2009. The purpose of the Codification is not to create new accounting and reporting guidance, but rather to simplify user access to all authoritative U.S. GAAP. Accordingly, the adoption of FASB ASC 105-10 had no effect on the Company’s consolidated financial statements.
The Company adopted the disclosure requirements of FASB ASC 820-10 in relation to nonfinancial assets and liabilities in 2009. None of the Company’s non-financial assets or liabilities are measured at fair value for which reason the adoption of these disclosure requirements did not have an impact on the accompanying consolidated financial statements.
In January 2009, the Company adopted FASB ASC 815-10 (SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, and amendment of FASB Statement No. 133) which requires companies to provide qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in their hedged positions. The statement also requires companies to disclose more information about the location and amounts of derivative instruments in financial statements; how derivatives and related hedges are accounted for under FASB ASC 815-10 (SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities) and how the hedges affect the entity’s financial position, financial performance and cash flows. FASB ASC 815-10 (SFAS No. 161) was effective for periods beginning after November 15, 2008. The disclosures required pursuant to this new standard are presented in Note 12.
In January 2009, the Company adopted FASB ASC 350-30 (FASB Staff Position (FSP) FAS No. 142-3, Determination of the Useful Life of Intangible Assets) which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB ASC 350-10 (SFAS No. 142, Goodwill and Other Intangible Assets). The objective of FASB ASC 350-30 is to improve the consistency between the useful life of a recognized intangible asset under FASB ASC 350-30 and the period of expected cash flows used to measure the fair value of the asset under FASB ASC 805-10 (SFAS No. 141(R), Business Combinations). The adoption of this guidance did not have an impact on the Company’s consolidated financial statements and related disclosures.

In July 2009, the Company adopted FASB ASC 855-10 (SFAS 165, Subsequent Events). FASB ASC 855-10 establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In addition, FASB ASC 855-10 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued.
Recently issued accounting pronouncements-
On January 21, 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06. The ASU amends ASC 820, Fair Value Measurements and Disclosures (SFAS No. 157) to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This ASU amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715, Compensation — Retirement Benefits, to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted.
The Company is in the process of determining the effects of adoption of these new standards on it financial position, results of operations and cash flows.
20.	International Financial Reporting Standards
In January 2009, the National Banking and Securities Commission published the amendments to its Single Circular for Issuers, which requires companies to file financial statements prepared according to the International Financial Reporting Standards beginning in 2012, and permits their early adoption. At December 31, 2009, the Company is evaluating the adoption of these standards.
21.	Authorization for issuance of financial statements
On May 28, 2010, the issuance of these consolidated financial statements was authorized by Lic. Demetrio Sodi, Director, General Director of the Company of Red de Carreteras de Occidente, S.A.P.I.B. de C.V. and Lic. Arturo De Cárdenas Merino, Financial Director. These consolidated financial statements are subject to approval at the stockholders’ meeting, where they may be modified based on provisions set forth by the Mexican General Corporate Law.
22.	Subsequent events
The Company has evaluated events subsequent to December 31, 2009 to assess the need for potential recognition or disclosure in the accompanying consolidated finacnail statements. Such events were evaluated through May 28, 2010, the date these consolidated financial statements were available to be issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the consolidated financial statements.
* * * * * *