Form 20-F
period 2010-12-31
ICA CORP
filed 2011-06-29
CIK 885012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
representing one Ordinary Share
American Depositary Shares, or ADSs, evidenced by
American Depositary Receipts, each representing four
CPOs	New York Stock Exchange, Inc.* New York Stock Exchange, Inc.* New York Stock Exchange, Inc.

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 641,882,586 Ordinary Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Note: Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
Introduction
          Empresas ICA, S.A.B. de C.V., or ICA, is a corporation (sociedad anonima bursatil de capital variable) organized under the laws of the United Mexican States, or Mexico. Our principal executive offices are located at Blvd. Manuel Avila Camacho 36, Col. Lomas de Chapultepec, Del. Miguel Hidalgo, 11000, Mexico City, Mexico. Unless the context otherwise requires, the terms “us,” “we” and “ICA” as used in this annual report refer to Empresas ICA, S.A.B. de C.V. and its consolidated subsidiaries. We are a holding company that conducts all of our operations through subsidiaries that perform civil and industrial construction and engineering, engage in real estate and home development activities and operate infrastructure facilities, including airports, toll roads and water treatment systems. The references herein to segments or sectors are to combinations of various subsidiaries that have been grouped together for management or financial reporting purposes.
Item 1. Identity of Directors, Senior Management and Advisors
          Not applicable.
Item 2. Offer Statistics and Expected Timetable
          Not applicable.
Item 3. Key Information
A. SELECTED FINANCIAL DATA
          Our consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards, or MFRS (individually referred to as a Mexican Financial Information Standard (Norma de Informacion Financiera), or NIFs and Bulletins), which differ in certain significant respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. Note 29 to our consolidated financial statements provides a description of the principal differences between MFRS and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our consolidated net income and consolidated equity.
          We publish our consolidated financial statements in Mexican pesos.
          References in this annual report to “dollars,” “U.S.$” or “U.S. dollars” are to United States dollars. References to “Ps.” or “pesos” are to Mexican pesos. This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.12.38 to U.S.$1.00, the noon buying rate for Mexican pesos on December 31, 2010 as published by the Federal Reserve Bank of New York. On June 24, 2011, the Federal Reserve Bank of New York noon buying rate was Ps.11.88 to U.S.$1.00.
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
          Our consolidated financial statements are prepared in accordance with MFRS. Significant changes in MFRS during 2010 are discussed below.

     Adoption of International Financial Reporting Standards
          In January 2009, the National Banking and Securities Commission (CNBV) published amendments to its Circular for Issuers to require the presentation of financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, starting with the year ending December 31, 2012, but allowing for early adoption. The U.S. Securities and Exchange Commission, or the SEC, allows foreign issuers to eliminate the reconciliation of financial statements with U.S. GAAP, if the statements are prepared under IFRS.
          Our Board of Directors approved the early adoption of IFRS for the year ending December 31, 2011, with January 1, 2010 as the “date of transition.” As a result, our financial statements for the year ended December 31, 2010 are our last public financial statements that will be prepared in accordance with MFRS.
          The early adoption of IFRS is intended to meet international requirements in terms of disclosure and transparency of financial information, as well as to aid investors in their evaluation and comparisons with other companies in the same sector. For further information, see “Item 5. Operating and Financial Review and Prospects — Adoption of International Financial Reporting Standards.”
     Cessation of Inflation Accounting under MFRS
          Through the end of 2007, Bulletin B-10, Recognition of the Effects of Inflation on Financial Information, of MFRS required us to recognize certain effects of inflation in our consolidated financial statements, including by requiring us to restate financial statements from prior periods to constant pesos as of the end of the most recent period presented. The method of restatement required us to calculate a restatement factor using a weighted average rate based upon the Mexican National Consumer Price Index, or NCPI, and allowed us, under Bulletin B-15, Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations, to use the inflation and foreign exchange rates of the countries in which we have foreign subsidiaries. The recognition of the effects of inflation through December 31, 2007 principally resulted in the recognition of gains and losses for inflation on non-monetary and monetary items, which were presented in the financial statements under the caption of “Restatement of inflation”. See Note 3c to our consolidated financial statements.
          Effective January 1, 2008, NIF B-10, Effects of Inflation, of MFRS no longer permits us to recognize the effects of inflation unless the economic environment qualifies as “inflationary”. An environment is considered inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over the three preceding years (equivalent to an average of approximately 8% in each year). Because of the relatively low level of Mexican inflation in recent years (4.4% in 2010, 3.6% in 2009 and 6.5% in 2008), the cumulative inflation rate in Mexico over the three-year periods preceding December 31, 2010, 2009 and 2008 did not qualify the economic environment as inflationary. Additionally, based on current forecasts, we do not expect the economic environment of Mexico or any other country where we have significant operations to qualify as inflationary in 2011. These expectations could change depending on actual economic performance.
          As a result, we are presenting our 2010, 2009 and 2008 financial statements without inflation accounting. Financial information for dates and periods prior to 2008 continue to be expressed in constant pesos as of December 31, 2007. Inflationary effects included in “Excess (insufficiency) in restated stockholders’ equity” and “Monetary position result” were reclassified as retained earnings upon adoption of NIF B-10.
     Effects of Inflation Accounting on U.S. GAAP Reconciliation
          U.S. GAAP does not ordinarily contemplate the recognition of effects of inflation or the restatement of prior-period financial statements. However, in reconciling our net income and equity for periods prior to 2008 to U.S. GAAP, we have generally not reversed the effect of inflation accounting under MFRS, pursuant to an accommodation provided by the SEC, to permit the presentation of inflation in a company’s reconciliation from local principles to U.S. GAAP for companies in countries where local accounting principles require comprehensive price-level adjusted financial statements. There are two exceptions to this accommodation that apply specifically to us: (i) through 2007, we restated prior period financial statements using a weighted average re-expression factor that considered inflation and currency exchange rates in the countries where our foreign subsidiaries operate, in order to take into account our foreign operations, although the SEC requires that restatement of prior period financial statements be based solely on the NCPI; and (ii) through 2007, we restated our non-monetary assets of foreign origin using a specific index which represents the NCPI of the country of origin applied to the historical cost in the foreign currency, subsequently translated to Mexican pesos using the exchange rate in effect at the most recent balance sheet date; the SEC requires that restatement of non-monetary assets of foreign origin be based solely on the NCPI. The effects of both of these exceptions are included as reconciling items in our reconciliation to U.S. GAAP through December 31, 2007. See Note 29 to our consolidated financial statements.

     Other Significant Changes to MFRS in 2010
          Beginning January 1, 2010, we adopted Interpretation to Financial Information Standard (INIF) No. 17, Service Concession Agreements, which is a supplement to Bulletin D-7, Construction and Manufacturing Contracts for Certain Capital Assets. INIF 17 provides guidance with respect to the accounting treatment of infrastructure built by a concessionaire or acquired from a third party with the purpose of complying with a service concession contract, as well as to existing infrastructure to which an operator is provided access in order to comply with such contract. Prior to the enactment of INIF 17, we supplementally applied, pursuant to NIF A-8, Supplemental Standards, International Financial Reporting Interpretations Committee Interpretation (IFRIC) No.12, Service Concession Arrangements. As the guidance established in INIF 17 is substantially converged with that of IFRIC 12, there were no significant effects of adoption of INIF 17 on our consolidated financial statements.
          Also effective January 1, 2010, we adopted the following standards, which had no material effect on our consolidated financial statements: NIF C-1, Cash and Cash Equivalents, Improvements to NIF 2010, including NIF B-1, Accounting Changes and Corrections, NIF B-2, Statement of Cash Flows, NIF B-7, Business Acquisitions, NIF C-6, Property, Plant and Equipment, NIF C-7, Investment In Associated Companies and Other Permanent Investments, and NIF C-13, Related Parties.
     Financial Data
          The following tables present our selected consolidated financial information for or as of each of the periods or dates indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes to our consolidated financial statements.

	2010		2010		2009		2008		2007		2006
	(Millions of
	U.S. dollars)(1)		(Thousands of Mexican pesos, except per share, per ADS and inflation data)
Income Statement Data:
MFRS:
Total revenues	U.S.$	2,824	Ps.	34,965,264	Ps.	30,871,362	Ps.	22,751,022	Ps.	18,145,502	Ps.	18,584,221
Gross profit		405		5,013,815		4,544,343		3,877,748		3,090,758		2,833,186
Selling, general and administrative expense		202		2,502,524		2,098,924		2,091,648		1,800,191		1,400,666
Operating income		203		2,511,291		2,445,419		1,786,100		1,290,567		1,432,519
Other expense (income), net(2)		13		163,723		(687,423)		(95,265)		(36,207)		18,873
Financing cost, net		77		958,964		767,454		540,957		451,827		208,108
Income tax expense(3)		22		264,469		1,367,500		302,026		1,883,470		337,641
Share in (income) loss of affiliated companies		(6)		(79,432)		114,256		432,607		(10,828)		(22,438)
Consolidated net income (loss)		97		1,203,567		883,632		605,775		(997,695)		890,336
Net income (loss) of noncontrolling interest		24		294,748		288,299		211,670		(79,069)		209,471
Net income (loss) of controlling interest		73		908,819		595,333		394,105		(918,626)		680,864
Basic and diluted earnings (loss) per share of controlling interest(4)		0.11		1.40		1.05		0.79		(2.13)		1.68
Basic and diluted earnings (loss) per ADS of controlling interest(4)		0.45		5.61		4.21		3.17		(8.50)		6.74
Weighted average shares outstanding (000s):
Basic and diluted(4)		—		648,183		565,644		497,263		432,198		404,182
U.S. GAAP:
Total revenues		2,269		28,092,039		24,632,462		19,026,389		17,571,289		18,064,385
Operating income(5)		201		2,491,252		2,105,396		1,759,786		1,210,296		1,467,234
Consolidated net income (loss)		124		1,531,251		405,007		(1,306,658)		(1,205,283)		644,280
Net income (loss) of noncontrolling interest		24		292,806		294,280		(228,707)		(204,695)		160,090
Net income (loss) attributable to ICA		100		1,238,445		110,727		(1,077,951)		(1,000,588)		484,190
Basic earnings (loss) per share from net income of controlling interest		0.15		1.91		0.20		(2.17)		(2.32)		1.20
Basic earnings (loss) per ADS from net income of controlling interest(4)		0.62		7.64		0.80		(8.67)		(9.26)		4.79
Diluted earnings (loss) per share from net income of controlling interest		0.15		1.91		0.20		(2.17)		(2.31)		1.20

Diluted earnings (loss) per ADS from net income of controlling interest (4)		0.62		7.64		0.80		(8.67)		(9.25)		4.79

	2010		2010		2009		2008		2007		2006
	(Millions of
	U.S. dollars)(1)		(Thousands of Mexican pesos, except per share, per ADS and inflation data)
Weighted average shares outstanding (000s):
Basic(4)		648,183		648,183		565,644		497,263		432,198		404,182
Diluted(4)		648,187		648,187		565,691		497,598		432,849		404,997
Balance Sheet Data:
MFRS:
Total assets	U.S.$	6,056	Ps.	74,988,459	Ps.	64,745,305	Ps.	49,532,108	Ps.	33,945,802	Ps.	35,918,396
Long-term debt(6)		2,130		26,369,617		18,795,449		13,924,518		5,990,094		7,582,276
Capital stock and additional paid-in capital		1,295		16,036,332		15,950,988		12,956,267		13,772,959		7,889,373
Total stockholders’ equity		1,742		21,574,120		20,766,059		17,433,074		18,205,722		14,161,400
U.S. GAAP:
Total assets		5,516		68,305,311		59,432,236		44,511,933		34,446,645		34,738,561
Long-term debt(6)		1,937		23,987,037		17,508,404		13,469,371		5,990,094		7,546,634
Capital stock(7)		1,295		16,036,332		16,064,939		18,486,005		17,778,322		17,059,623
Total equity(7)		1,591		19,702,186		18,603,729		14,926,722		17,402,380		12,987,360
Other Data:
MFRS:
Capital expenditures		316		3,908,376		3,616,932		7,437,163		5,354,396		1,090,406
Depreciation and amortization		133		1,649,836		1,273,307		919,615		666,101		819,950
Inflation Data:
Change in consumer price index		—		4.40		3.57		6.52		3.75		4.05
Restatement factor		—		—		—		—		4.24		4.49

(1)	Except share, per share, per ADS and inflation data. Amounts stated in U.S. dollars as of and for the year ended December 31, 2010 have been translated at a rate of Ps.12.38 to U.S.$1.00 using the Federal Reserve Bank of New York noon buying rate on December 31, 2010. See “Exchange Rates.”

(2)	Includes for 2010 principally losses on sales of equipment of Ps.70.7 million, a provision for the restructuring of Rodio Kronsa of Ps.64.8 million and Ps.29.4 million of statutory employee profit sharing expense. Includes for 2009 principally the reversal of an impairment on long lived assets of Ps.681 million. Includes for 2008 principally gains on sales of equipment of Ps.10.6 million and a gain on contract settlement of Ps.40.5 million. Includes for 2007 Ps.68 million for the reversal of an uncollectible account receivable from the sale of an investment, Ps.20 million of statutory employee profit sharing expense and Ps.2 million of other expense related to value-added tax reversals net of gains on sales of investments. For 2006, includes Ps.37 million from reversals of taxes for unconsolidated entities, Ps.12 million of gains on sales of investments and Ps.11 million of other income, offset by Ps.147 million of statutory employee profit sharing expense.

(3)	In 2009, the Mexican Tax Authorities issued reforms to the Mexican Income Tax Law, which became effective on January 1, 2010. As a result of the enactment of these reforms, in 2009 we recognized tax liabilities of Ps.2,791 million, a deferred tax asset of Ps.1,615 million, a charge to results of Ps.332 million and a charge to accumulated results of Ps.844 million. During 2010, the Mexican Tax Authorities issued certain modifications to the original reforms establishing, among other things, that previously recognized obligations measured based on income tax equity accounts will become payable only upon the occurrence of certain triggering events. As a result of these modifications to the reform, we determined that a portion of the liability recognized in 2009 of Ps.844 million no longer required recognition. This liability was initially recognized in 2009 through retained earnings, as required by INIF 18. However, in 2010, reversal of the liability was recognized through results, as permitted by MFRS. During 2007, income tax expense includes the effect of a new business flat tax in Mexico. See Note 1 and Note 20 to our consolidated financial statements.

(4)	Basic earnings (loss) per share and per ADS are based on the weighted average number of shares outstanding during each period and are calculated assuming a ratio of four shares per ADS. Diluted earnings (loss) per share and per ADS are calculated by giving effect to all potentially dilutive common shares outstanding during the period. See Note 29 to our consolidated financial statements.

(5)	There are differences between MFRS and U.S. GAAP related to the classification of certain expenses recorded under “other expenses (income)” such as statutory employee profit sharing, the reversal of value-added taxes and gains and losses on sales of investments, as well as gains and losses on sale of equipment. Under MFRS, these expenses or income are treated as non-operating expenses or income and are not deducted or added back in calculating operating income, whereas under U.S. GAAP these amounts are treated as operating expenses and are deducted or added back in calculating operating income. Such amounts for 2010, 2009, 2008, 2007 and 2006 totaled Ps.164.9 million, Ps.12 million, Ps.(25) million, Ps.22 million and Ps.12 million, respectively. See Note 29 to our consolidated financial statements.

(6)	Excluding current portion of long-term debt.

(7)	From time to time, the stockholders of the Company approve the reclassification of accumulated losses (as well as a portion of the insufficiency from restatement of capital related to inflationary effects in prior years) against common stock. Such applications of losses against common stock are not appropriate under U.S. GAAP. Such difference between MFRS and U.S. GAAP does not affect total equity under U.S. GAAP, but rather reclassifies amounts among equity which are affected by such applications, including retained earnings, cumulative other comprehensive income, common stock, additional paid-in capital and the reserve for the repurchase of shares. See Note 29 to our consolidated financial statements.
          The principal differences, other than inflation accounting, between MFRS and U.S. GAAP and their effects upon consolidated net income (loss) and consolidated equity are presented below. See Note 29 to our consolidated financial statements.

	Year Ended December 31,
	2010		2010		2009		2008		2007		2006
	(Millions of U.S.
	dollars)(1)		(Thousands of Mexican pesos)
Reconciliation of consolidated net income (loss):
Consolidated net income (loss) reported under MFRS	U.S.$	97	Ps.	1,203,567	Ps.	883,632	Ps.	605,775	Ps.	(997,695)	Ps.	890,336
U.S. GAAP adjustments for:
Concession effect (IFRIC 12)		16		198,486		(237,767)		(301,862)		(64,070)		(44,092)
Bulletin B-15 effect		—		—		—		—		—		(3,160)
Reversal of changes in income tax law recorded in equity		—		—		(844,076)		—		—		—
Deferred income taxes		(8)		(92,726)		427,599		105,403		(161,351)		(99,370)
Deferred statutory employee profit sharing		(1)		(15,945)		—		—		3,441		(133,687)
Capitalization of financing costs		(1)		(12,019)		8,870		(54,770)		6,412		3,173
Restatement for inflation on foreign sourced fixed assets		—		—		—		—		—		(6,751)
Accrual for severance payments		9		109,120		26,920		70,395		(16,452)		11,426
Compensation cost on stock option plan		—		—		—		—		—		(1,483)
Impairment reversal		2		24,138		(673,451)		7,531		7,415		7,978
Reversal of compensation cost recognized in MFRS upon exercise of option		—		1,138		93		6,550		19,150		19,910
Amortization of intangible resulting from purchase method applied to acquisition of noncontrolling interest		—		(5,681)		(5,681)		(5,682)		(2,133)		—
Investment in associated companies (cost method)		—		—		(16,446)		(9,671)		—		—
Valuation of derivative financial instruments		1		11,011		10,752		—		—		—
Reversal of deferred gain (loss) or amortization of deferred loss on derivative financial instruments		7		87,411		824,562		(1,730,327)		—		—
Debt issuance cost		2		22,751		—		—		—		—

Consolidated net income (loss) under U.S. GAAP	U.S.$	124	Ps.	1,531,251	Ps.	405,007	Ps.	(1,306,658)	Ps.	(1,205,283)	Ps.	644,280
Net income (loss) attributable to the noncontrolling interest	U.S.$	24	Ps.	292,806	Ps.	294,280	Ps.	(228,707)	Ps.	(204,695)	Ps.	160,090

Net income (loss) attributable to ICA	U.S.$	100	Ps.	1,238,445	Ps.	110,727	Ps.	(1,077,951)	Ps.	(1,000,588)	Ps.	484,190

Reconciliation of equity
Total equity reported under MFRS	U.S.$	1,742	Ps.	21,574,120	Ps.	20,766,059	Ps.	17,433,074	Ps.	18,205,722	Ps.	14,161,400
Concession effect (IFRIC 12)		(37)		(463,813)		(662,299)		(424,532)		(122,670)		(58,600)
Bulletin B-15 effect		—		—		—		—		—		(46,110)
U.S. GAAP adjustments for:
Effect on retained earnings from:
Deferred income taxes		(161)		(1,998,063)		(1,905,337)		(2,332,935)		(2,438,338)		(2,276,987)
Deferred statutory employee profit sharing		(31)		(387,749)		(371,804)		(371,804)		(371,804)		(375,245)
Restatement for inflation on foreign sourced fixed assets		(19)		(240,830)		(240,830)		(240,830)		(240,830)		(240,830)
Capitalization of financing costs		(8)		(103,887)		(91,868)		(100,738)		(45,968)		(52,380)
Accrual for severance payments		10		118,108		8,988		(17,932)		(88,327)		(71,875)
Gain on sale of foreign subsidiaries		22		270,715		270,715		270,715		270,715		270,715
Reversal of compensation cost recognized in MFRS upon exercise of option		4		51,087		49,949		49,856		43,307		24,157
Reversal of acquisition cost (gain) of noncontrolling interest		40		501,464		501,464		501,464		530,891		—
Amortization of intangible resulting from purchase method applied to acquisition of noncontrolling interest		(2)		(19,177)		(13,495)		(7,815)		(2,133)		—

	Year Ended December 31,
	2010		2010		2009		2008		2007		2006
	(Millions of U.S.
	dollars)(1)		(Thousands of Mexican pesos)
Reversal of additional paid-in capital recognized in MFRS upon exercise of option		(4)		(51,087)		(49,949)		(49,856)		(43,307)		(24,157)
Impairment reversal		(66)		(819,624)		(843,762)		(170,311)		(177,842)		(185,257)
Investment in associated companies (cost method)		(2)		(26,117)		(26,117)		(9,671)		—		—
Debt issuance cost		2		22,751		—		—		—		—
Reversal of deferred loss on derivative financial instruments		(66)		(818,354)		(905,765)		(1,730,327)		—		—
Valuation of derivative financial instruments		11		131,273		27,715		—		—		—
Reclassification of redeemable noncontrolling interest to temporary equity		(12)		(154,831)		(129,895)		(144,040)		(162,542)		(163,971)
Valuation of redeemable noncontrolling interest to redemption price		(2)		(15,676)		(26,787)		—		—		—
Effect on insufficiency from restatement of capital and accumulated other comprehensive income related to:
Deferred income taxes		181		2,235,643		2,235,643		2,235,643		2,235,643		2,233,892
Deferred statutory employee profit sharing		7		84,820		84,820		84,820		84,820		84,820
Restatement for inflation on foreign sourced fixed assets		18		227,554		227,554		227,554		227,554		227,554
Gain on sale of foreign subsidiaries		(22)		(270,715)		(270,715)		(270,715)		(270,715)		(270,715)
Adjustment for excess of additional minimum liability related to severance payments		—		4,299		4,299		4,299		4,299		17,267
Adjustment for retirement benefits, net of tax		(13)		(149,725)		(34,854)		(9,197)		(236,095)		(266,318)

Equity under U.S. GAAP	U.S.$	1,592	Ps.	19,702,186	Ps.	18,603,729	Ps.	14,926,722	Ps.	17,402,380	Ps.	12,987,360
Equity attributable to noncontrolling interest	U.S.$	257	Ps.	3,187,320	Ps.	3,040,550	Ps.	2,278,659	Ps.	3,278,933	Ps.	3,794,104

Equity attributable to ICA	U.S.$	1,335	Ps.	16,514,866	Ps.	15,563,179	Ps.	12,648,063	Ps.	14,123,447	Ps.	9,193,256

(1)	Amounts stated in U.S. dollars as of and for the year ended December 31, 2010 have been translated at a rate of Ps.12.38 to U.S.$1.00 using the Federal Reserve Bank of New York noon buying rate on December 31, 2010. See “Exchange Rates.”
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

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)
2006	11.46	10.43	10.80	10.90
2007	11.27	10.67	10.92	10.93
2008	13.94	9.92	13.83	11.21
2009	15.41	12.63	13.06	13.58
2010:	13.19	12.16	12.38	12.62
December	12.47	12.33	12.38	12.39
2011:
January	12.25	12.04	12.15	12.13
February	12.18	11.97	12.11	12.06
March	12.11	11.92	11.92	12.00
April	11.86	11.52	11.52	11.71
May	11.77	11.51	11.58	11.65
June (through June 24)	11.97	11.64	11.88	11.81

(1)	Average of month-end rates or daily rates, as applicable.
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
          On December 31, 2010, the Federal Reserve Bank of New York’s noon buying rate was Ps.12.38 per U.S.$1.00. On June 24, 2011, the Federal Reserve Bank of New York’s noon buying rate was Ps.11.88 per U.S.$1.00.
          For a discussion of the effects of fluctuations in the exchange rates between the Mexican peso and the U.S. dollar, see “Item 10. Additional Information — Exchange Controls.”

B. RISK FACTORS
Risks Related to Our Operations
     Our performance is tied to Mexican public sector spending on infrastructure facilities.
          Our performance historically has been tied to Mexican public sector spending on infrastructure facilities and to our ability to bid successfully for such contracts. Mexican public sector spending, in turn, generally has been dependent on the state of the Mexican economy. A decrease in public sector spending as a result of a deterioration of the Mexican economy, changes in Mexican governmental policy, or for other reasons can have an adverse effect on our financial condition and results of operations. Beginning in the second half of 2008 and due to the impact of the credit crisis and turmoil in the global financial system, the rate of awards of infrastructure projects in Mexico has been and continues to be slower than we anticipated. The Mexican government also extended the time period for certain bidding processes for the awards, in part because of the need to reevaluate the corresponding projects’ feasibility in the current economic environment. These and other delays, including of payment, can also result from changes in administration at the federal, state or local level reviewing the terms of project contracts granted by a previous administration or pursuing different priorities than the previous administration. Additionally, the Mexican government may face budget deficits that prohibit it from funding proposed and existing projects or that cause it to exercise its right to terminate our contracts with little or no prior notice. We cannot provide any assurances that economic and political developments in Mexico, over which we have no control, will not negatively affect our operations. See “— Risks Related to Mexico and Other Markets in Which We Operate — Economic and political developments in Mexico could affect Mexican economic policy and adversely affect us.”
The global credit crisis and unfavorable general economic and market conditions of recent years may negatively affect our liquidity, business and results of operations, and may affect a portion of our client base, subcontractors and suppliers.
          The effect of a continued credit crisis and related turmoil in the global financial system on the economies in which we operate, our clients, our subcontractors, our suppliers and us cannot be predicted. It could lead to reduced demand and lower prices for construction projects, air travel and our related businesses. See “— Our performance is tied to Mexican public sector spending on infrastructure facilities.” In response to current market conditions, clients may choose to make fewer capital expenditures, to otherwise slow their spending on or cancel our services, to delay payments (which may in turn cause us to pay our providers more slowly) or to seek contract terms more favorable to them. Furthermore, any financial difficulties suffered by our subcontractors or suppliers could increase our costs or adversely impact project schedules.
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

Our use of the percentage-of-completion method of accounting for construction contracts could result in a reduction of previously recorded profits.
          Under our accounting policies, we measure and recognize a large portion of our revenues and profits under the percentage-of-completion accounting methodology for construction contracts. This methodology allows us to recognize revenues and profits ratably over the life of a construction contract, without regard to the timing of receipt of cash payments, by comparing the amount of the costs incurred to date against the total amount of costs expected to be incurred. The effect of revisions to estimated costs, and thus revenues, is recorded when the amounts are known and can be reasonably estimated. These revisions can occur at any time and could be material. On a historical basis, we believe that we have made reasonably reliable estimates of the progress towards completion on our long-term contracts. However, given the uncertainties associated with these types of contracts and inherent in the nature of our industry, it is possible for actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded profits.
     Our future revenues will depend on our ability to finance and bid for infrastructure projects.
          In recent years we have been increasingly required to contribute equity to and arrange financing for construction projects. We believe that our ability to finance construction projects through various financial arrangements has enabled us to compete more effectively in obtaining such projects. We are currently undertaking various construction and infrastructure projects that involve significant funding commitments and minimum equity requirements. Our policy is not to bid for projects that have significant financing requirements without prior funding commitments from financial institutions. However, we cannot assure you that we will obtain financing on a timely basis or on favorable terms. The financing requirements for public construction contracts may range from a term of months to the total construction period of the project, which may last several years. Providing financing for construction projects, however, increases our capital requirements and exposes us to the risk of loss of our investment in the project. In particular, uncertainty and tightening in the global credit markets, including developments related to the global economic crisis, may adversely affect our ability to obtain financing. Our inability to obtain financing for any of these projects could have a material adverse effect on our financial condition and results of operation. Additionally, we have increasingly been required to give parent guarantees at the level of Empresas ICA, S.A.B. de C.V. as a form of credit enhancement for debt of our subsidiaries, as well as accept market disruption clauses which, if invoked, typically require a borrower to pay increased funding costs when the interest rate of a financing no longer adequately reflects the actual cost for the lender to obtain funds.
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
          In the event that our cash balances and cash flow from operations, together with borrowing capacity under our credit facilities, becomes insufficient to make investments, make acquisitions or provide needed additional working capital in the future, we could require additional financing from other sources. Our ability to obtain such additional financing will depend in part upon prevailing capital market conditions, as well as conditions in our business and our operating results, and those factors may affect our efforts to arrange additional financing on terms that are satisfactory to us. The market volatility in recent years has created downward pressure on stock prices and credit capacity for certain issuers, often without regard to those issuers’ underlying financial strength, and for financial market participants generally. We have increasingly been required to give parent guarantees at the level of Empresas ICA, S.A.B. de C.V. as a form of credit enhancement for debt of our subsidiaries, as well as accept market disruption clauses which, if invoked, typically require a borrower to pay increased funding costs when the interest rate of a financing no longer adequately reflects the actual cost for the lender to obtain funds. If adequate funds are not available, or are not available on acceptable terms, as could be the case if current levels of market disruption and volatility continue or worsen, our ability to access the capital markets could be adversely affected, and we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges. We could also seek to partner with competitors with more access to cash or financing, which could build our competitors’ experience and weaken our competitive position relative to them.
Under our construction contracts, we are increasingly required to assume the risk of inflation, increases in the cost of raw materials and errors in contract specifications, which could jeopardize our profits and liquidity.
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
          In the past we experienced significant losses due to risks assumed by us in fixed price and not-to-exceed contracts, and we may face similar difficulties in the future. For example, a number of our construction contracts specify fixed prices for various raw materials and other inputs necessary for the construction business, including steel, asphalt, cement, construction aggregates, fuels and various metal products. Increased prices of these materials can negatively affect our results if we are unable to transfer the risk to the client. Under the terms of many of our fixed price contracts, we have been required to bear the cost of the increases in the cost of raw materials from the time we entered into the contracts, which has adversely affected our results of operations and liquidity. We have not entered into long-term purchase contracts for cement or steel; instead, we have relied on purchases from various suppliers. Prices for various steel products increased significantly between 2003 and 2008, we believe due in part to a decrease in production because of the global financial crisis, but stabilized beginning in 2009 and continuing through 2010. Although we seek to negotiate for the recovery of the increase in the cost of raw materials in our contracts whenever possible, we cannot assure you that we will be successful in recovering any portion of these cost increases, which will negatively affect our operating margins.
          We may also experience other construction and administrative cost overruns, including as a result of incorrect contract specifications that we are unable to pass on to the customer. We expect that, because of conditions attendant to financing arrangements, future concession-related, infrastructure and industrial construction contracts may not permit an adjustment of the contract price for additional work done due to incorrect project specifications and, as a result, our operating margins and liquidity would be negatively affected. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Construction — Civil Construction.”
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
          Our operations in markets outside of Mexico expose us to several risks, including risks from changes in foreign currency exchange rates, interest rates, inflation, governmental spending, social instability and other political, economic or social developments that may materially reduce our net income.
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
          We have entered into various types of hedges, including with respect to foreign currency exposures, and other trading derivative instruments for the terms of some of our long-term credit facilities with the objective of reducing the uncertainties resulting from interest rate and exchange rate fluctuations. To date, our derivative financial instruments have had mixed results. Their marked-to-market valuation as of December 31, 2010 increased our derivative liabilities by Ps.42 million and decreased our derivative assets by Ps.59 million. Because a portion of the derivative instruments classified as liabilities are related to construction projects that are in the construction phase, the fair value of such instruments, Ps.458 million in 2010, Ps.559 million in 2009, and Ps.1,730 million in 2008, have been accounted for as assets, to be amortized to results based on the percentage of completion of the project. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies and Estimates — Derivative Financial Instruments.”
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
          As of December 31, 2010, we had total cash and cash equivalents of Ps.4,519 million, of which Ps.1,544 million was restricted. As of December 31, 2010, we had total cash, cash equivalents and restricted cash of Ps.4,376 million, as compared to Ps.4,097 million as of December 31, 2009. As of December 31, 2010, we held 51% of our consolidated cash, cash equivalents and restricted cash through less-than-wholly owned subsidiaries or in joint ventures (26% in the ICA-Fluor joint venture with Fluor Daniel Mexico, S.A., or Fluor, a subsidiary of the Fluor Corporation, 8% in the Airports segment, 11% in reserves to secure financing for projects like the Acueducto II water supply project, the Rio de los Remedios — Ecatepec toll highway project and the Nuevo Necaxa — Tihuatlan highway project, 2% in Grupo Rodio Kronsa, our Spanish construction subsidiary, which we refer to as Rodio Kronsa, and 2% in Los Portales). The remainder of our total cash, cash equivalents and restricted cash as of December 31, 2010 (Ps.2,296 million), was held in the parent company or in other operating subsidiaries.
          Some uses of cash and cash equivalents by certain of our less than wholly-owned subsidiaries requires the consent of the other shareholders or partners, as applicable, of such subsidiary or joint venture, which is the Fluor Corporation, in the case of ICA-Fluor; Soletanche Bachy France S.A.S, in the case of Rodio Kronsa; FCC Construccion, S.A., in the case of both the Nuevo Necaxa — Tihuatlan highway and the Acueducto II water supply project; Fomento de Construcciones y Contratas S.A. and Constructora Meco S.A. in the case of the Panama Canal (PAC-4) expansion project; Aqualia Gestión Integral del Agua, S.A., Aqualia Infraestructuras, S.A. and Servicios de Agua Trident, S.A. de C.V. in case of our concessionaire for El Realito water supply system; and LP Holding, S.A., in the case of Los Portales, S.A. In the case of these entities, the consent of our partners or other shareholders is only required with respect to the use of cash and cash equivalents outside of normal budgeted operations. The budget for normal operations is set by the board of directors of each of these entities, which are comprised of equal numbers of members appointed by us and the other partner or shareholder. While the cash held in these entities is not destined for a specific use or set aside as a compensating balance, the requirements for its use could limit our access to liquid resources or limit us from freely deciding when to use cash and cash equivalents outside of normal operations. Additionally, a portion of our cash and cash equivalents are held in reserves established to secure financings. These resources form part of our restricted cash. At December 31, 2010, Ps.1,360 million, or 30%, of our cash and cash equivalents were held in reserves established to secure financings related to the Acapulco Tunnel, Corredor Sur, the Kantunil — Cancun tollroad, the Rio Verde — Ciudad Valles highway and the Nuevo Necaxa — Tihuatlan, Irapuato—Queretaro, Irapuato—La Piedad, and the La Piedad bypass highway projects. The reserve requirements of such financings could also limit our access to liquid resources and limit our ability to decide when to use our cash and cash equivalents.
     Some of our assets are pledged under financing arrangements.
     Portions of our assets are pledged to a number of banks under credit arrangements, including: WestLB AG, Banco Santander (Mexico), S.A., Banco Inbursa, S.A. Institucion de Banca Multiple, Grupo Financiero Inbursa, BBVA Bancomer, BG Trust Inc., Bank

of America Merrill Lynch, Value Casa de Bolsa, S.A. de C.V., Banco Mercantil del Norte, S.A., Grupo Financiero Banorte, Banco Nacional de Mexico, S.A., Integrante del Grupo Financiero Banamex, Banco Espiritu Santo de Investimento, and Banco Nacional de Obras y Servicios Públicos, S.N.C., Institución de Banca de Desarrollo. The assets we have pledged include: (i) collection rights under the La Yesca hydroelectric construction contract; (ii) construction machinery and equipment owned by Ingenieros Civiles Asociados, S.A. de C.V. (a construction subsidiary); (iii) real property of ViveICA under various bridge loan agreements to finance real estate development; (iv) collection rights over the tolls for the Kantunil — Cancun highway, the Acapulco Tunnel and the Corredor Sur in Panama; (v) our collection rights under the construction contract of the El Yathe dam; (vi) our collection rights under the Mexico-Pachuca highway construction contract; and (vii) our toll collection rights on the Autovia Urbana Sur project, which is the construction of the second level of Periferico Sur highway in Mexico City. We generally pledge assets, such as collection or dividend rights, of each of our financed concession projects, including notably our shares of Autovia Necaxa—Tihuatlan, S.A. de C.V., or Auneti, our subsidiary that operates the Nuevo Necaxa—Tihuatlan highway, our shares in Red de Carreteras de Occidente, S.A.P.I.B. de C.V., or RCO, the operator of the first package of FARAC tollroads, Aguas Tratadas del Valle de Mexico, S.A. de C.V., our subsidiary that operates the Atotonilco water treatment project, our shares of Viabilis Infraestructura S.A.P.I. de C.V., or Viabilis, the contractor for the Rio de los Remedios—Ecatepec toll highway project, the collection rights of the Rio de Los Remedios project, our interest in Aquos El Realito, S.A. de C.V., our subsidiary that operates the El Realito aqueduct in San Luis Potosi, as well as our 50% interest in Los Portales, S.A., a real estate subsidiary located in Peru,. In general, assets securing credit arrangements will remain pledged until the arrangements secured by these assets expire. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these banks and our ability to incur further debt (whether secured or unsecured) is limited.
     We may have difficulty obtaining the letters of credit and performance bonds that we require in the normal course of our operations.
          Historically, our clients have required us to obtain bonds to secure, among other things, bids, advance payments and performance. In recent years, however, our clients, including the Mexican Federal Electricity Commission (Comision Federal de Electricidad), the Mexican Ministry of Communication and Transportation, and Petroleos Mexicanos, or Pemex, and foreign clients, have increasingly required letters of credit and other forms of guarantees to secure such bids, to advance payments and to guarantee performance. In the past we have found it difficult to obtain the performance bonds or letters of credit necessary to perform the large infrastructure projects in Mexico and abroad that historically have generated a substantial majority of our revenues. We cannot assure you that in the future we will not find it difficult to obtain performance bonds or letters of credit, particularly because, as a result of the credit crisis, many lenders and guarantors have reduced the amount of credit they extend and in some cases have stopped extending credit. Our ability to provide additional letters of credit and other forms of guarantees secured with assets is limited, which may impact our ability to participate in projects in the future.
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
          We enter into various joint ventures as part of our engineering, procurement and construction businesses, including Red de Carreteras de Occidente, or RCO, ICA-Fluor, Rodio-Kronsa and project-specific joint ventures, including for Line 12 of the Mexico City metro system, the Eastern Discharge Tunnel, the Atotonilco water treatment project, the Los Portales real estate development project and, as of June 11, 2010, a joint venture with Prudential Investment Management, Inc. to develop low-income housing with Prudential Real Estate Investors, S. de R.L. de C.V., or PREI, under the Mexican government’s program for Sustainable Integrated Urban Development projects. The success of these and other joint ventures depends, in part, on the satisfactory performance by our joint venture partners of their joint venture obligations. If our joint venture partners fail to satisfactorily perform their joint venture obligations as a result of financial or other difficulties, the joint venture may be unable to adequately perform or deliver its contracted services. Under these circumstances, we may be required to make additional investments and provide additional services to ensure the adequate performance and delivery of the contracted services. These additional obligations could result in reduced profits or, in some cases, significant losses for us with respect to the joint venture. We cannot assure you that our business partnerships or joint ventures will be successful in the future.
If we are unable to form teaming arrangements, our ability to compete for and win certain contracts may be negatively impacted, especially in bids located outside of Mexico.
          In both the private and public sectors, either acting as a prime contractor, a subcontractor or as a member of team, we may join with other firms to form a team to compete for a single contract, especially in projects located outside of Mexico, where we may seek local experience, or involving a more complex technical and/or financial structure. Because a team can offer stronger combined qualifications than any firm standing alone, these teaming arrangements can be very important to the success of a particular contract bid process or proposal. The failure to maintain such relationships in certain markets, such as the government market, may impact our ability to win work.
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
     Our return on our investment in a concession project may not meet the originally estimated returns.
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
          We occasionally bring claims against project owners for additional costs that exceed the contract price or for amounts not included in the original contract price, including change orders. These types of claims occur due to matters such as owner-caused delays, increased unit prices or changes from the initial project scope that result, both directly and indirectly, in additional costs. Often, these claims can be the subject of lengthy arbitration, litigation or third-party expert proceedings, and it can be difficult to accurately predict when these claims will be fully resolved. When these types of events occur and unresolved claims are pending, we may invest significant working capital in projects to cover cost overruns pending the resolution of the relevant claims. With respect to change orders in particular, we may agree on the scope of work to be completed with a client without agreeing on the price, and in this case we may be required to use a third-party expert to set the price for the change order. We do not have control over such third-party experts and they may make price determinations that are unfavorable to us. As of December 31, 2010, we had Ps.654 million of allowance for doubtful accounts related to contract and trade receivables, including an allowance for doubtful accounts of Ps.143 million in the Airports segment related to the bankruptcy filing by the airlines of Grupo Mexicana. A failure to promptly recover on these types of claims and change orders could have a material adverse effect on our liquidity and financial condition.
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
          We operate 13 concessioned airports in Mexico through GACN. As of December 31, 2010, we controlled shares representing approximately 59% of GACN’s capital stock. Our interest in GACN exposes us to risks associated with airport operations.
          In 2010, GACN represented 6% of our revenues and 20% of our operating income. GACN’s airport concessions from the Mexican government are essential to GACN’s contribution to revenues and operating income. Any adverse effect on GACN would have an adverse effect on our operating results.
          Historically, a substantial majority of GACN’s revenues have been derived from aeronautical services, and GACN’s principal source of aeronautical services revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to GACN. In 2010, 2009 and 2008, passenger charges represented 48.6%, 46.9% and 49.7%, respectively, of GACN’s total revenues. GACN’s revenues are thus closely linked to passenger and cargo traffic volumes and the number of air traffic movements at its airports. These factors directly determine GACN’s revenues from aeronautical services and indirectly determine its revenues from non-aeronautical services. Passenger and cargo traffic volumes and air traffic movements depend in part on many factors beyond our control, including economic conditions in Mexico, the U.S. and the world, the political situation in Mexico and elsewhere in the world, high incidences of crime, particularly related to drug trafficking, throughout Mexico but especially in the northern cities, the attractiveness of GACN’s airports relative to that of other competing airports, fluctuations in petroleum prices (which can have a negative impact on traffic as a result of fuel surcharges or other measures adopted by airlines in response to increased fuel costs) and changes in regulatory policies applicable to the aviation industry. International conflicts and health epidemics, such as the 2009 Influenza A(H1N1) epidemic, have negatively affected the frequency and pattern of air travel worldwide. Despite the indefinite suspension of operations of Grupo Mexicana airlines since August 2010, total passenger traffic increased slightly as compared to 2009, thereby contributing to an overall increase in revenues in the Airports segment. The economic and financial crisis in Mexico adversely affected domestic traffic in 2009, which decreased substantially compared to 2008. Generally all of our airports were negatively affected during 2009 by reductions in the volume of passengers, the A(H1N1) virus and the exit from the Mexican market of five airlines in less than a year. Notwithstanding the mentioned increase, the following airports experienced decreases in terminal passenger traffic in 2010: Torreon (16%), Acapulco (13%), Zihuatanejo (9%), Reynosa (8%), Tampico (4%) and Culiacan (2%) airports (in each case, as compared to 2009). The occurrence or worsening of any of such developments going forward would adversely affect GACN’s business, and in turn, our business. Any decreases in passenger volume or air traffic to or from our airports as a result of factors such as these could adversely affect GACN’s business, results of operations, prospects and financial condition, thereby negatively affecting our overall results.
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
     Increases in fuel prices could adversely affect GACN’s business and results from operations.
          International prices of fuel, which represent a significant cost for airlines using GACN’s airports, have increased in recent years, reaching record highs in the second quarter of 2008. Such increases in airlines costs were among the factors leading to cancellations of routes, decreases in frequencies of flights, and in some cases even contributed to filings for bankruptcy by some airlines (such as Alma and Aladia). For other airlines, such as Avolar and Aerocalifornia, such increased costs may have led to cost reductions impacting quality of service, which may have contributed to the denial of extensions of their concessions by the Mexican regulatory authorities for failure to satisfy security, service, coverage and quality requirements. Fuel prices in 2010 were slightly higher than prices in 2009. The social and political crisis affecting the Middle East has caused a surge in oil prices that has forced sharp increases in the price of fuel in the first quarter of 2011. Fuel prices may be subject to further increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil-producing countries, and there can be no assurances that future air business would not be further affected by increased fuel prices.
GACN provides a public service regulated by the Mexican government and its flexibility in managing its aeronautical activities is limited by the regulatory environment in which it operates.
          GACN operates its airports under concessions, the terms of which are regulated by the Mexican government. As with most airports in other countries, GACN’s aeronautical fees charged to airlines and passengers are regulated. In 2010, 2009 and 2008, approximately 62.3%, 60.2% and 65.2%, respectively, of GACN’s total revenues were earned from regulated services, which are subject to price regulation under our maximum rates. These regulations may limit our flexibility in operating GACN’s aeronautical activities, which could have a material adverse effect on GACN’s business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to GACN’s operations and that affect its profitability are authorized (as in the case of its master development programs) or established (as in the case of its maximum rates) by the Ministry of Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability to unilaterally change GACN’s obligations (such as the investment obligations under its master development programs or the obligation under its concessions to provide a public service) or increase its maximum rates applicable under those regulations should passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, we cannot assure you that this price regulation system will not be amended in a manner that would cause additional sources of GACN’s revenues to be regulated, which could limit GACN’s flexibility in setting prices for additional sources of revenues that are not currently subject to any restriction.
     We cannot predict how the regulations governing our Airports segment will be applied.
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

          Morever, when determining our maximum rates for the next five-year period (covering 2016 through 2020), the Ministry of Communications and Transporation may be subject to significant pressure from different entities (such as, for example, the Mexican Federal Competition Commission (Comision Federal de Competencia) and the carriers operating at GACN’s airports) to modify GACN’s maximum rates, which may reduce the profitability of our airport business. We cannot assure you that the laws and regulations governing our airport business, including the rate-setting process and the Mexican Airport Law, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on our results from operations.
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
          Of the total aeronautical revenues generated at our airports in 2010, Aerovias de Mexico, S.A. de C.V., or Aeromexico, and its affiliates accounted for 29.6%, Mexicana and its affiliates accounted for 10.5%, VivaAerobus represented 14.1% and Interjet represented 9.7%. In recent years, discount carriers, charter carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market. In 2010, passengers traveling on discount, charter and low-cost carriers, such as VivaAerobus, Interjet and Volaris accounted for approximately 36.2% of our commercial aviation passenger traffic. Avolar, Alma and Aladia ceased operations during the last quarter of 2008 for not satisfying security, service, coverage and quality requirements (in the case of Avolar), or because of bankruptcy (in the case of Alma and Aladia).
          Our airports could be affected by the reduction in aeronautical and non-aeronautical revenues resulting from a merger between key airline customers. As of May 2011, we are not aware of any merger agreements between any key airline customers.
          Grupo Mexicana, which comprises Mexicana de Aviacion, Click Mexicana, and Mexicana Link, operated at twelve of our thirteen airports. In July 2010, prior to the bankruptcy filing by Mexicana de Aviacion, the three airlines operated 24 routes at our airports, of which 18 were also operated by other airlines.
          On August 3, 2010, Mexicana de Aviacion announced that it filed for bankruptcy protection (Concurso Mercantil) before the 11th Federal judge in Mexico City and that it also sought bankruptcy protection in the United States. On August 27, 2010, Grupo Mexicana announced the indefinite suspension of operations of Mexicana de Aviacion, Click Mexicana, and Mexicana Link, while noting that it “will continue seeking out ways of securing the company’s long-term financial viability.” On September 7, 2010, Mexicana Click and Mexicana Link (subsidiaries of Grupo Mexicana) filed for bankruptcy protection before the 11th Federal Court in Mexico. Click Mexicana and Mexicana Link’s insolvency petitions were accepted in conciliary phase on November 16, 2010.
          During the first six months of 2010, Grupo Mexicana generated 16.6% of our total passenger traffic, of which 7.6% was accounted for solely by Mexicana de Aviacion. Grupo Mexicana generated 17.3% of our domestic passenger traffic, including 7.2% from Mexicana de Aviacion. In terms of international traffic, Grupo Mexicana generated 13.1% of traffic, of which Mexicana de Aviacion accounted for 9.3%.
          Grupo Mexicana generated 12.2% of our revenues during the first six months of 2010, of which Mexicana de Aviacion accounted for 5.9%.

          In November 2010, we filed a motion (incidente de separacion de bienes) against Grupo Mexicana to recover the passenger charges that Grupo Mexicana collected for us. As of December 31, 2010, the amount owed to us by Grupo Mexicana amounted to Ps.143.1 million, 93% of which represented passenger charges. This number increased to Ps.144.2 million as of March 31, 2011. We have reserved 100% of the total amount owed within the allowance for doubtful accounts. There can be no assurance that these amounts will be recovered.
          None of our contracts with our airline customers obligate them to continue providing service from our airports, and we can offer no assurance that, if any of our key customers reduced their use of our airports, competing airlines would add flights to their schedules to replace any flights no longer handled by our principal airline customers. Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers.
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
          However, that decision and three subsequent constitutional claims (juicios de amparo) permitted the case to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation since the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juarez Airport. On August 28, 2009, the Mexican federal government filed its answer to the claim, in which it requested that the trial be moved to Mexican federal jurisdiction. In May 2010, the Court of Appeals granted the Federal Government’s request. In November 2010, the District Court in Chihuahua confirmed the Court of Appeals ruling granting the Federal Government’s request for removal of the claim to Federal Jurisdiction. The plaintiffs later filed a motion (recurso de revision) before the Federal Circuit Court against the District Court’s ruling. This petition is still pending.
          In the event that any subsequent action results in a decision that is substantially similar to the May 18, 2005 court order or that is otherwise adverse to GACN, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for GACN’s use, which we believe the terms of our concession would require, GACN’s concession to operate the Ciudad Juarez Airport would terminate. In 2010, 2009 and 2008, the Ciudad Juarez International Airport represented 5.2%, 4.8% and 5.9%, respectively, of GACN’s revenue. Although we believe and GACN has been advised by the Ministry of Communications and Transportation that, under the terms of GACN’s concessions, the termination of its Ciudad Juarez concession would not affect the validity of its remaining airport concessions and that the Mexican federal government would be obligated to indemnify GACN against any monetary or other damages resulting from the termination of its Ciudad Juarez concession or a definitive resolution of the matter in favor of the plaintiffs, we cannot assure you that GACN would be so indemnified.

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
          Mexico experienced a period of slow growth from 2001 through 2003, primarily as a result of the downturn in the U.S. economy. In 2006, gross domestic product, or GDP, grew by approximately 4.8% and inflation reached 4.1%. In 2007, GDP grew by approximately 3.3% and inflation declined to 3.8%. In 2008, GDP grew by approximately 1.8% and inflation reached 6.5%. Mexico entered into a recession beginning in the fourth quarter of 2008, and in 2009 GDP fell by approximately 6.5% and inflation grew 3.6%. In 2010, GDP grew 5.5% and inflation grew 4.4%.
          Mexico also has, and is expected to continue to have, high real and nominal interest rates as compared to the United States. The annualized interest rates on 28-day Cetes averaged approximately 9.2%, 7.2%, 7.7%, 5.4% and 4.4% for 2006, 2007, 2008, 2009 and 2010, respectively. As of December 31, 2010, 61% of our debt is denominated in Mexican pesos, and we expect to continue incurring peso-denominated debt for our projects in Mexico for which the source of repayment of financing is in Mexican pesos. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.
          If the Mexican economy experiences a further recession, if inflation or interest rates increase significantly or if the Mexican economy is otherwise adversely impacted, our business, financial condition or results of operations could be materially and adversely affected.
Appreciation or depreciation of the Mexican peso relative to the U.S. dollar, other currency fluctuations and foreign exchange controls could adversely affect our financial condition and results of operations.
          A substantial portion of our construction revenues and a substantial portion of our debt, including U.S.$500 million of our 8.9% senior notes due 2021, are denominated in U.S. dollars, while the majority of our raw materials, a portion of our long-term indebtedness and a substantial portion of our purchases of machinery and day-to-day expenses, including employee compensation, are denominated in Mexican pesos. As a result, an appreciation of the Mexican peso relative to the U.S. dollar would decrease our dollar revenues when expressed in Mexican pesos. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods, due to the translation of the financial results of our foreign subsidiaries, such as Rodio Kronsa and ICA Panama.
          Beginning in the second half of 2008, the Mexican peso substantially depreciated against the U.S. dollar, falling from a Federal Reserve Bank of New York noon buying rate for Mexican pesos of Ps.10.37 on July 2, 2008 to Ps.13.83 on December 31, 2008 and Ps.14.21 on March 31, 2009, a decrease of approximately 37%. The Mexican peso has since stabilized and partially recovered, and the noon buying rate was Ps.12.38 per U.S.$1.00 on December 31, 2010 and Ps.11.92 per U.S.$1.00 on March 31, 2011. Fixed price and not-to-exceed contracts require us to bear the risk of fluctuation in the exchange rate between the Mexican peso and other currencies in which our contracts, such as financing agreements, are denominated or which we may use for purchases of supplies, machinery or raw materials, day-to-day expenses or other inputs. A severe devaluation or depreciation of the Mexican peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated indebtedness or obligations in other currencies. While the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange control policies in the future. We cannot assure you that the Mexican Central Bank will maintain its current policy with respect to the peso. Currency fluctuations may have an adverse effect on our financial condition, results of operations and cash flows in future periods. See “—Risks Related to Our Operations — Our hedging contracts may not effectively protect us from financial market risks and may negatively affect our cash flow.”

Economic and political developments in Mexico could affect Mexican economic policy and adversely affect us.
          We are a Mexican corporation and a substantial majority of our operations and assets are located in Mexico. As a result, our business, financial condition and results of operations may be affected by the general condition of the Mexican economy, the devaluation of the Mexican peso as compared to the U.S. dollar, price instability, inflation, interest rates, regulation, taxation, social instability (including related to public safety) and other political, social and economic developments in or affecting Mexico over which we have no control.
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
          In the July 2009 Mexican federal elections, no party succeeded in securing a majority in either chamber of the Congress. This situation has resulted in partial government gridlock and political uncertainty due to the Mexican Congress’ partial inability to reach consensus, more importantly for us, on the structural reforms required to modernize certain sectors of the Mexican economy and on the National Infrastructure Program. Our performance historically has been tied to Mexican public sector spending on infrastructure facilities and Mexican public-sector spending is, in turn, generally dependent on the political climate in Mexico. Politicians are currently focused on the 2012 presidential elections. In the past, public sector spending has tended to decrease in election years, and we expect this will occur in 2012. As in previous presidential election cycles, we plan to partially counter this risk by bidding for projects abroad, although certain risks in other Latin American countries may adversely affect our opportunity to win awards or execute awarded projects in a profitable and timely manner. See “—Risks Related to Our Operations — Our participation in projects outside Mexico involves greater risks than those typically faced in Mexican projects and could jeopardize our profits.” We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operations.
Security risks may negatively affect our business, including our housing division, as well as our user-number based projects located in regions with increased insecurity.
          Home sales in our low-income housing division depend substantially on purchasers’ access to credit through the Institution for Worker’s Housing (Instituto Nacional de la Vivienda para los Trabajadores, or Infonavit), a public funding agency. An increase in drug-related offenses and other crime has led to higher vacancy rates in housing developments in the northern border states of Mexico. As a result, it is possible that Infonavit may restrict grants or disbursements of housing credit in northern cities.
          Likewise, projects located in regions with recently increased insecurity may affect the revenues of projects based on number of users, such as our toll road, tunnel and airport concessions.
Developments in other countries could adversely affect the Mexican economy, our business, financial condition or results of operations and the market value of our securities.
          The Mexican economy, the business, financial condition or results or operations of Mexican companies and the market value of securities of Mexican companies may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. In recent years, economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of NAFTA and increased economic activity between the two countries. In the second half of 2008, the prices of both Mexican debt and equity securities decreased substantially as a result of the prolonged decrease in the United States securities markets. This general correlation continued in 2009 and 2010 even as both securities markets trended upward. Adverse economic conditions in the United States, the termination of NAFTA or other related events could have a material adverse effect on the Mexican economy. The Mexican debt and equities markets also have been adversely affected by ongoing developments in the global credit markets. We cannot assure you that events in other emerging market countries, in the

United States or elsewhere will not materially adversely affect our business, financial condition or results of operations.
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
          In 2009, our Board of Directors approved early adoption of IFRS for the year ending December 31, 2011. As a result, the financial statements for the year ended December 31, 2010 are our last public financial statements that will be prepared in accordance with MFRS.
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
          To allow holders of ADSs in the United States to participate in a private preemptive rights offering, we would have to file a registration statement with the Securities and Exchange Commission or conduct an offering that qualified for an exemption from the registration requirements of the Securities Act of 1933, as amended. We cannot assure you that we would do so. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the Securities and Exchange Commission, as well as any other factors that we consider important to determine whether we will file such a registration statement. In addition, under current Mexican law, sales by the depository of preemptive rights and distribution of the proceeds from such sales to you, the ADS holders, is not possible.
The significant share ownership of our management and members of our Board of Directors, coupled with their rights under the bylaws, may have an adverse effect on the future market price of our ADSs and shares.
          As of March 31, 2011, the total beneficial shareholding of our directors and executive officers (including shares held in a management trust) was approximately 52,155,193, or 8.13%, of our outstanding shares. This total included shares beneficially owned by the Chairman of our Board of Directors, Bernardo Quintana, or his family, including Alonso Quintana (our Chief Operating Officer designee and a member of our Board of Directors), Diego Quintana (responsible for investments in our Industrial Construction division and all partnerships and a member of our Board of Directors), and Rodrigo Quintana (our General Counsel), comprising approximately 5.61% of our outstanding shares. Additionally, the management trust held 4,033,151, or 0.63%, of our outstanding shares (including 36,020,907 shares included in the total of beneficial ownership by the Quintana family). Another trust controlled by our management, the foundation trust, held 8,293,356, or 1.29%, of our shares. See “Item 6. Directors and Senior Management — Share Ownership” and “Item 7. Major Shareholders and Related Party

Transactions — Major Shareholders.” These do not include shares newly deposited in our management trust based on management bonuses in 2011. See “Item 6. Directors, Senior Management and Employees — Management Bonuses.”
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
C. FORWARD-LOOKING STATEMENTS
          This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. This annual report contains forward-looking statements. Examples of such forward-looking statements include:
•	projections of operating revenues, net income (loss), earnings per share, capital expenditures, dividends, cash flow, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those related to anticipated trends, competition, regulation, government housing policy and rates;

•	statements about our future performance or economic conditions in Mexico or other countries in which we operate; and

•	statements of assumptions underlying such statements.
          Words such as “believe,” “could,” “may,” “will,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “potential,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
          Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors,” include cancellations of significant construction projects included in backlog, material changes in the performance or terms of our concessions, additional costs incurred in projects under construction, developments in legal proceedings, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms, changes to our liquidity, economic and political conditions and government policies in Mexico or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in inflation rates, exchange rates, regulatory developments, customer demand, competition and tax and other laws affecting ICA’s businesses. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.
          Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

Item 4. Information on the Company
A. HISTORY AND DEVELOPMENT OF THE COMPANY
          We are a sociedad anonima bursatil de capital variable incorporated as Empresas ICA, S.A.B. de C.V. under the laws of Mexico. Our business began in 1947 with the incorporation of Ingenieros Civiles Asociados, S.A., which provided construction services for infrastructure projects for the Mexican public sector. Our registered office is located at Blvd. Manuel Avila Camacho 36, Col. Lomas de Chapultepec, Del. Miguel Hidalgo, 11000 Mexico City, Mexico, telephone (52-55) 5272-9991.
          Based on data from the Mexican Chamber of the Construction Industry (Camara Mexicana de la Industria de la Construccion) and the INEGI (Instituto Nacional de Estadistica, Geografia e Informatica), we are the largest engineering, procurement and construction company in Mexico based on our relative share of the total revenues of the formal construction sector in Mexico, and are the largest provider in Mexico of construction services to both public and private-sector clients. We are engaged in a full range of construction and related activities, involving the construction of infrastructure facilities, as well as industrial, urban, and housing construction. In addition, we are engaged in the development and marketing of real estate, the construction, maintenance and operation of airports, highways, bridges and tunnels and in the management and operation of water supply systems and solid waste disposal systems under concessions granted by governmental authorities.
          Since 1947, we have expanded and diversified our construction and related businesses. In the past, our business strategy had been to strengthen and expand our core construction business, while diversifying our sources of revenue. The Mexican economic crisis triggered by the peso devaluation in 1994 led us to seek new growth opportunities in related businesses in Mexico and in construction businesses outside of Mexico, notably Latin America. After a protracted construction crisis in Mexico, in 1999 we started our non-core divestment program, under which we sold non-core assets, and used the proceeds from such sales to pay corporate debt. We concluded our non-core divestment program in 2006. In recent years, we have redefined our business focus to emphasize our construction business, which in 2010 and 2009 accounted for approximately 80% and 81%, respectively, of our revenues.
          In recent years, we have also increased our participation in construction-related businesses both in Mexico and in foreign markets, such as infrastructure operations and housing development as part of our strategy to minimize the effect of business and macroeconomic cycles in the construction industry. The strategy to pursue projects in foreign markets will continue to be an ongoing practice in future years.
          In February 2011, we began construction pursuant to two agreements to build and operate over a 22-year term two federal penitentiaries: one for Ps.3,796 million and one for Ps.3,748 million. Construction is expected to take 16 months and will be included in our backlog as of the first quarter of 2011. The infrastructure operations relate to non-penitentiary services.
Capital Spending and Divestitures
          Our capital spending program is focused on the acquisition, upgrading and replacement of property, plant and equipment as well as investments in infrastructure concessions required for our projects.
          The following table sets forth our capital spending for each year in the three-year period ended December 31, 2010. Capital spending for all years in the following table includes amounts invested for property, plant and equipment as well as for acquisitions of real estate inventories. Acquisitions of real estate inventories are included in operating activities in our consolidated statements of cash flows, for which reason the table below does not represent capital expenditures as reported in our consolidated statements of cash flows.

	Year Ended December 31,
	2010		2010		2009		2008
	(Millions of
	U.S. dollars)		(Millions of Mexican pesos)
Construction:
Civil	U.S. $	69	Ps.	850	Ps.	827	Ps.	964
Industrial		3		40		16		43
Rodio Kronsa		3		38		95		59

Total		75		928		938		1,066

Airports		51		626		943		2,332
Concessions		181		2,239		1,676		3,935
Housing Development		345		4,278		2,650		3,981
Corporate and Other		1		14		30		38

Total	U.S. $	653	Ps.	8,085	Ps.	6,237	Ps.	11,352

          Aggregate capital spending increased 30% in 2010 as compared to 2009. The increase in aggregate capital spending in 2010 primarily reflected increased spending in our Concessions segment and Housing segment.
          Aggregate capital spending decreased 45% in 2009 as compared to 2008. The decrease primarily reflected decreased spending in the Airports segment and the large investment in the Mayab concession in 2008.
          Our principal capital expenditures currently in progress include Ps.2,239 million in investments in our Concessions segment. All of such principal expenditures are geographically located in Mexico and funded through third party financings, including proceeds from our 2011 notes offering and our 2009 equity offering. Third party financing, other than our 2011 notes offering and 2009 equity offering, is typically structured through project finance vehicles.
          Capital expenditures related to our Housing Development segment include Ps.4,177 million of real estate inventories which include land and projects under construction. Capital spending related to our real estate inventories was Ps.2,620 million and Ps.3,915 million as of December 31, 2009 and 2008, respectively.
          In March 2010, we were approached by the Government of Panama, which expressed its interest in purchasing our investment in the Corredur Sur tollroad for U.S.$420 million. Since such date, we have been in discussions with the Government of Panama regarding the potential sale. The negotiation of the definitive agreement is still in progress, and may include our continued participation as operator of the related tollroad. Should the Government of Panama ultimately decide not to purchase our investment in the Corredor Sur tollroad, we have no current intention to actively market its sale and we will continue operating the concession in the ordinary course of business. On December 31, 2010, the outstanding principal balance of the project’s debt was approximately U.S.$142 million. We intend to repay the project’s debt as a precedent to closing, in conjunction with the share purchase transaction. We have also been approached by a potential buyer to enter into a non-binding agreement to sell our Queretaro—Irapuato and Irapuato—La Piedad highway project, a public-private partnership, in exchange for an increased shareholding in our affiliate RCO and cash. Finally, in December 2010, our equity method investee Autopistas Concesionadas del Altiplano, S.A. de C.V. sold its assets used for the concession of the San Martin-Tlaxcala-El Molinito highway for Ps.609 million, of which we received Ps.120 million. Other than these potential divestitures, there are no significant divestitures in progress.
          Our board of directors and management may from time to time engage in discussions regarding possible strategic transactions, including merger, acquisition or divestment transactions with third parties and other alternatives, for the purpose of strengthening our position. However, there can be no assurance that we will be able to successfully identify, negotiate and complete any such strategic transactions. In addition, if we complete a strategic transaction, the implementation of such transaction will involve risks, including the risks that we will not realize the expected benefits of such transaction, that we may be required to incur non-recurring costs or other charges and that such transaction may result in a change in control. In addition, certain strategic transactions must be approved by our stockholders or board of directors, depending upon their materiality, and may require, among other things, approval from governmental agencies.
Public Sector Spending and the Mexican Economy
          Our performance and results of operations historically have been tied to Mexican public sector spending on infrastructure and industrial facilities. Mexican public sector spending, in turn, has generally been dependent on the state of the Mexican economy and accordingly has varied significantly in the past. Mexico’s gross domestic product grew 1.5% overall in 2008 and 3.3% in 2007. GDP fell by approximately 6.5% in 2009. During 2010, GDP grew 5.5%. The average interest rates on 28-day Mexican treasury notes were 4.4% in 2010, 5.4% in 2009 and 7.7% in 2008. Inflation was 4.4% in 2010, 3.6% in 2009 and 6.5% in 2008.
          According to the INEGI, gross domestic product of the Mexican construction sector, in real terms as compared to the prior year, remained flat at 0.0% in 2010, decreased 6.4% in 2009 and increased 3.1% in 2008, and represented 6.3%, 6.6% and 6.7% of Mexico’s total gross domestic product in those years, respectively. In 2010, according to data published by the Mexican Central Bank, Mexican public sector spending on infrastructure projects increased 1.2% in real terms in comparison to 2009.
          In 2007, President Felipe Calderon unveiled his National Infrastructure Program, which the government has announced is designed to expand Mexico’s infrastructure, accelerate Mexico’s economic growth and make the Mexican economy more internationally competitive. The National Infrastructure Program anticipates public and private investments totaling Ps.951 billion from 2007 to 2012 in highways, railroads, ports, airports, telecommunications, water and sanitation, irrigation and flood control projects. In addition, the National Infrastructure Program calls for an additional Ps.1,581 billion in energy sector investments. In February 2008, the Mexican government announced the creation of the National Fund for Infrastructure within the Banco Nacional de Obras y Servicios Publicos, S.N.C., or Banobras, development bank. The government stated that it intends to use the National Fund for Infrastructure to counteract effects of the credit crisis and related turmoil in the global financial system by providing financing, including guarantees, for important projects. The initial funding of Ps.44,000 million for the National Fund for Infrastructure came from the privatization of the first package of tollroads offered by the Fideicomiso de Apoyo Rescate de Autopistas Concesionadas, or FARAC, in 2007. Through 2012, the National Fund for Infrastructure has stated that it expects to channel approximately Ps.270,000 million in resources into communications and transportation, environmental, water, and tourism development projects. Although the progress of the National Infrastructure Program has not been as rapid as originally announced, particularly in the areas of energy, ports, and railways, we have seen the rate of awards increase in water treatment and water supply and continued progress in highways. One of the beneficiaries of the National Fund for Infrastructure lending from Banobras development bank is our Rio de los Remedios highway project, which in February 2010 entered into a Ps.3,000 million facility with Banobras. As of August 2010, according to the Mexican Ministry of Finance and Public Credit, 40.3% of the public and private funds directed to the National Infrastructure Program had been used, leaving about U.S.$140 billion in available funds for transportation, water and energy projects for 2011 and 2012.
B. BUSINESS OVERVIEW
          In previous years, we reported six segments, which included the aggregation of airport concessions and other concessions into one segment, the Infrastructure segment. After further review of internal financial information delivered to key management, the importance of the airport and other concessions individually, and review of the decision-making processes in relation to those reports, management determined that the airport concessions and other concessions should be presented as separate segments. Information presented herein has been restated to reflect these segments individually. Accordingly, currently our operations are divided into the following seven segments:
•	Civil Construction,

•	Industrial Construction,

•	Rodio Kronsa,

•	Concessions,

•	Airports,

•	Housing Development, and

•	Corporate and Other.
          Our construction business is comprised of Civil Construction, Industrial Construction and Rodio Kronsa segments. In all three construction segments, we provide a full range of services, including feasibility studies, conceptual design, engineering, procurement, project and construction management, construction, maintenance, technical site evaluations and other consulting services.
          Historically, substantially all of our construction services were performed in connection with projects developed and financed by third parties. However, in recent years governments and government agencies, including the Mexican government and Mexican state-owned enterprises, have significantly reduced their spending on the development of infrastructure and industrial facilities and have sought, instead, to stimulate private investment in such facilities. Accordingly, we are increasingly required to participate in arranging the financing for the construction of infrastructure facilities and to invest equity or provide other financing for such projects. Competition has also increased due in part to the ability of many foreign competitors to obtain financing on more attractive terms. In recent years, we have experienced strong demand for infrastructure projects in which we are required to obtain financing, especially in projects for the construction of highways, railroads, power plants, hydroelectric projects, prisons, water storage facilities and oil drilling platforms and refineries, which is reflected in the higher volume of work we have recently undertaken on public sector projects.

Description of Business Segments
Construction
          Our construction business is divided into the Civil Construction, Industrial Construction and Rodio Kronsa segments. In 2010, our construction business, comprised of the three construction segments, accounted for 80% of our revenues.
Contracting Practices
          Historically, a majority of our construction business was conducted under unit price contracts, which contain an “escalation” clause that permits us to increase unit prices to reflect the impact of increases in the costs of labor, materials and certain other items due to inflation. Under this traditional form of contract, while a total price is quoted, the construction project is broken down into its various constituent elements, such as excavation volume, square footage of built-up area, footage of pipes to be laid, and a price per unit is established for each such element. Where the amount of work required to complete the contract (i.e., the amount of each constituent element) is greater than the amount quoted in the contract due to incorrect specifications or changes in specifications, we are entitled to an increase in the contract price on the basis of the quantity of each element actually performed, multiplied by its unit price. These unit price contracts allow flexibility in adjusting the contract price to reflect work actually performed and the effects of inflation. In January 2010, we were awarded a U.S.$268 million unit priced contract with the Panama Canal Authority for the construction of a 3 kilometer section of the new Pacific Access Channel for the Panama Canal Pacific locks.
          In recent years, however, our construction contracts have been increasingly of the fixed price type or not to exceed type, which generally do not provide for adjustment of pricing except under certain circumstances for inflation or as a result of errors in the contract’s specifications, or mixed price contracts in which a portion of the contract is at fixed price and the rest at unit prices. Examples of mixed price projects in which we are currently involved include the La Yesca hydroelectric project in the Civil Construction segment and the clean fuels projects with Pemex in the Industrial Construction segment. Fixed price, not-to-exceed and mixed price contracts collectively accounted for approximately 86% of our construction backlog as of December 31, 2010, 75% of our construction backlog as of December 31, 2009 and 75% of our construction backlog as of December 31, 2008. We believe that fixed price contracts are more prevalent in the construction market and the contracts that we enter into in the future may reflect this shift to fixed price contracts. Additionally, we expect that, because of conditions attendant to financing arrangements, future concession-related, infrastructure and industrial construction contracts may restrict the adjustment of the contract price for additional work done due to incorrect contract specifications. In 2008, we entered into two large contracts for public sector works (Line 12 of the Mexico City metro system and the Eastern Discharge Tunnel of the Mexico City valley drainage system) under a traditional public works mechanism, in which the counterparty pays us periodically (often monthly) as our work is certified over the term of the contract and we do not finance the project. Traditional public works contracts, under Mexican law, provide for the price adjustment of certain components, regardless of whether the contract is fixed price (as with Line 12) or mixed price (as with The Eastern Discharge Tunnel, which involves unit prices for construction and fixed prices for management services).
          We earn a significant portion of our construction revenues under contracts whose prices are denominated in currencies other than Mexican pesos, substantially all of which are of the fixed price, mixed price or not-to-exceed type. Approximately 27% of our contract awards in 2010 (based on the contract amount) were foreign currency denominated. Approximately 28% of our construction backlog as of December 31, 2010 was denominated in foreign currencies. Substantially all of our foreign currency denominated contracts are denominated in U.S. dollars, except for contracts entered into by our Rodio Kronsa segment and certain other foreign projects, which are denominated in other currencies, principally euros.
          Our policy requires that a committee comprised of a number of our legal and finance executives review and approve all construction projects and concessions with construction components expected to generate material revenues. The committee supervises our decisions to bid on new construction projects based upon a number of criteria, including the availability of multilateral financing for potential projects, the availability of rights of way, the adequacy of project specifications, the customer’s financial condition and the political stability of the host country, if the project is outside of Mexico.
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
          In addition to contracts for new projects, increases in the scope of work to be performed in connection with existing projects are an important source of revenue for us. In 2010, increases in scope of work accounted for Ps.10,065 million, or 29%, of our year-end backlog. Contracts for such work are not typically put up for bid, but are negotiated by the client with the existing contractor.
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
          Construction Backlog
          Backlog in the engineering and construction industry is a measure of our share of the total dollar value of accumulated signed contracts at a particular moment.
          The following table sets forth, at the dates indicated, our backlog of construction contracts.

	As of December 31,
	2010		2010		2009		2008
	(Millions of
	U.S. dollars)		(Millions of Mexican pesos)
Construction
Civil	Ps.	2,106	Ps.	26,081	Ps.	28,013	Ps.	35,885
Industrial		683		8,455		6,320		3,075
Rodio Kronsa		35		438		400		563

Total	Ps.	2,824	Ps.	34,974	Ps.	34,733	Ps.	39,523

          Total contract awards and net additions to existing contracts totaled Ps.28,090 million (approximately U.S.$2,269 million) in 2010. See Note 7 to our consolidated financial statements. Six projects represented approximately 68% of backlog in the Civil Construction segment, and 51% of total backlog, at December 31, 2010. The Mitla-Tehuantepec highway accounted for Ps.5,591 million, or 16%, of our total backlog as of December 31, 2010. We expect to complete this project in the fourth quarter of 2013. The La Yesca hydroelectric project accounted for Ps.3,385 million, or 10%, of our total backlog at December 31, 2010. We expect to complete this project in the fourth quarter of 2012. The Eastern Discharge Tunnel of the Mexico City valley drainage system, which we expect to complete in the first quarter of 2013, accounted for Ps.2,837 million, or 8%, of our total backlog as of December 31, 2010. The Agua Prieta Water Treatment Plant accounted for Ps.2,211 million, or 6%, of our total backlog as of December 31, 2010. We expect to complete this project in the fourth quarter of 2013. The Rio de los Remedios-Ecatepec highway, which we expect to complete in the second half of 2011, accounted for Ps.2,108 million, or 6%, of our total construction backlog as of December 31, 2010. The Atotonilco water treatment plant, which we expect to complete in November 2013, accounted for Ps.1,676 million, or 5%, of our total construction backlog as of December 31, 2010.

          In the Industrial Construction segment, backlog was Ps.8,455 million as of December 31, 2010. The four contracts for clean fuels projects (Salina Cruz, Madero, Minatitlan and Cadereyta) for Mexico’s state-owned oil company, Pemex, together accounted for Ps.6,516 million, or 77% of industrial construction backlog or 19% of our total construction backlog as of December 31, 2010. We expect to complete the Cadereyta project in the third quarter of 2012 and Salina Cruz, Madero and Minatitlan in 2013.
          As of December 31, 2010, approximately 5% of construction backlog was attributable to construction projects outside Mexico and public sector projects represented approximately 92% of our total backlog. At December 31, 2010, contracts with a value exceeding U.S.$250 million accounted for 26% of our total backlog, contracts with a value ranging from U.S.$50 million to U.S.$250 million accounted for 63% of our total backlog, and contracts with a value of less than U.S.$50 million accounted for 11% of our total backlog.
          The amount of backlog is not necessarily indicative of our future revenues related to the performance of such work. Although backlog represents only business that is considered to be firm, we cannot assure you that cancellations or scope adjustments will not occur.
          In certain instances, we have guaranteed completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any such schedule or performance requirements could result in costs that exceed projected profit margins, including penalties of up to 20% of the contract price. Fixed price, not-to-exceed and mixed price contracts collectively accounted for approximately 86% of our construction backlog as of December 31, 2010. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Construction — Construction Backlog.”
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
          In our Civil Construction segment, in addition to the Mexican companies, we compete primarily with Spanish and Brazilian companies. Major competitors include Impulsora del Desarrollo y el Empleo en America Latina, or IDEAL, and Carso Infraestructura y Construcciones, S.A.B. de C.V., both related parties of Grupo Carso, Gutsa Construcciones, S.A. de C.V., Tradeco Infraestructura, S.A. de C.V., La Nacional Compañia Constructora S.A. de C.V. and La Peninsular Compañia Constructora S.A. de C.V. (both members of Grupo Hermes), Promotora y Desarrolladora Mexicana, S.A. de C.V., Azvi-Cointer de Mexico, S.A. de C.V., Fomento de Construcciones y Contratas, S.A., or FCC, ACS Actividades de Construcciones y Servicios, S.A. and Dragados S.A. (together, ACS), Constructora Norberto Odebrecht S.A. and Andrade Gutierrez S.A. This market is fragmented, with many small local participants in civil construction.
          In our Industrial Construction segment, we compete with Mexican, Brazilian, Argentine, Korean and Japanese companies, including Odebrecht, Cobra Gestion de Infraestructuras, S.A. and Dragados Industrial and Dragados Offshore (each part of ACS), Techint S.A. de C.V., Duro Felguera Mexico, S.A. de C.V., Mitsubishi Corporation, Swecomex, S.A. de C.V. (a member of Grupo Carso), Transportacion Maritima Mexicana, S.A. de C.V., Samsung Ingenieria Manzanillo, S.A. de C.V., Grupo R S.A. de C.V., Korea Gas Corporation, Abengoa/Abener Energia, CELASA, Construcciones Mecanicas Monclova, Industrial Perforadora de Campeche, Inelectra, Samsung Engineering, Senermex, Snam/Saipam, Tecnicas Reunidas, Tradeco and TransCanada.
          In our Concessions segment, we compete primarily with Mexican and Spanish companies, including Carso Infraestructuras, S.A. de C.V., OMEGA Construcciones Industriales, S.A. de C.V., Global Via Infraestructuras, S.A., OHL Concesiones S.A., Acciona Infraestructuras, S.A. or Acciona, Befesa, S.A. (a member of Grupo Abengoa), as well as other companies such as the Macquarie Infrastructure Group.
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
          Raw Materials
          The principal raw materials we require for our construction operations are cement, construction aggregates and steel. In our Civil Construction segment, raw materials accounted for Ps.4,549 million, or 15%, of our cost of sales in 2010, Ps.2,564 million, or 10%, of our cost of sales in 2009 and Ps.1,091 million, or 6%, of our costs of sales in 2008. In our Industrial Construction segment, raw materials accounted for Ps.2,000 million, or 7%, of our cost of sales in 2010, Ps.1,309 million, or 5%, of our cost of sales in 2009 and Ps.1,418 million, or 8%, of our cost of sales in 2008.
          Civil Construction
          Our Civil Construction segment focuses on infrastructure projects in Mexico, including the construction of roads, highways, transportation facilities (such as mass transit systems), bridges, dams, hydroelectric plants, prisons, tunnels, canals and airports, as well as on the construction, development and remodeling of large multi-storied urban buildings, including office buildings, multiple-dwelling housing developments and shopping centers. Our Civil Construction segment has also pursued opportunities in other parts of Latin America, the Caribbean, Asia and the United States, and in 2010 was pursuing select opportunities outside of Mexico and performing one construction project in Panama. Our Civil Construction segment performs activities such as demolition, clearing, excavation, de-watering, drainage, embankment fill, structural concrete construction, concrete and asphalt paving, and tunneling. In 2010, our Civil Construction segment accounted for approximately 63% of our total revenues.
          The Civil Construction segment’s projects are usually large and complex and require the use of large construction equipment and sophisticated managerial and engineering techniques. Although our Civil Construction segment is engaged in a wide variety of projects, our projects generally involve contracts whose terms range from two to five years.
          We have played an active role in the development of Mexico’s infrastructure and have completed large infrastructure facilities and constructed buildings throughout Mexico and Latin America. Among the facilities and buildings we have constructed from our incorporation in 1947 through 2010:
•	the Apulco, Comedero, El Novillo, El Caracol, Cajon de Peña, Tomatlan, Infiernillo, Chicoasen, El Guineo, El Cobano, Jicalan, Falcon, Huites, Aguamilpa, Caruachi and El Cajon dams;

•	the Guadalajara-Colima, Mazatlan-Culiacan, Leon-Lagos-Aguascalientes, Guadalajara-Tepic, Mexico City-Morelia-Guadalajara, Cuernavaca-Acapulco, Oaxaca-Sola de Vega and Torreon-Saltillo concessioned highways and the Tehuacan-Oaxaca federal highway;

•	17 of the 58 existing airports in Mexico and two airports outside Mexico (the Tocumen Panama international airport in Panama and the Philip S.W. Goldson international airport in Belize) and Terminal 2 of the Mexico City International Airport;

•	various hotels and office buildings, including the Maria Isabel Sheraton, Nikko, Paraiso Radisson Mexico City, Westin Regina Los Cabos and the Torre Mayor, among others;

•	lines one through nine, A and part of B of the Mexico City metro system; and

•	the Mexico City sewage system.
          The most important projects under construction by the Civil Construction segment during 2010 included:
•	Line 12 of the Mexico City metro system;

•	the La Yesca hydroelectric project;

•	the Rio de los Remedios-Ecatepec highway; and

•	the Eastern Discharge Tunnel of the Mexico City valley drainage system.
          The Civil Construction segment’s contract awards in 2010 totaled approximately Ps.11,662 million (approximately U.S.$942 million), of which Ps.1,465 million were awarded outside Mexico.
          Autovia Urbana Sur. We were awarded a 30-year concession by the Federal District of Mexico, as part of a consortium with IDEAL, a construction contract for the elevated toll section of the Autovia Urbana Sur expressway in Mexico City. The fixed price contract totals Ps.5,366 million and is expected to be executed over approximately 19 months. Due to execution of the construction agreement on March 8, 2011, the construction work will be included in ICA’s backlog as of the first quarter of 2011.
          Eastern Discharge Tunnel. In November 2008, the Mexican National Water Commission (Comision Nacional de Aguas), the government of Mexico City and the government of the state of Mexico, acting together as a trust, awarded an ICA-led consortium a Ps.9,526 million (excluding value-added tax) contract for the construction of the Eastern Discharge Tunnel (Tunel Emisor Oriente) in the Mexico City valley. The tunnel will increase drainage capacity in the Mexico City region and prevent flooding during the rainy season. The ICA-led consortium, Constructora Mexicana de Infraestructura Subterranea, S.A. de C.V., is comprised of Ingenieros Civiles Asociados, S.A. de C.V., Carso Infraestructura y Construccion, S.A.B. de C.V., Construcciones y Trituraciones, S.A. de C.V., Constructora Estrella, S.A. de C.V. and Lombardo Construcciones, S.A. de C.V. We recognize 50% of the operations from this project (Ps.4,727 million of the total construction contract), an increase from the 40% participation we recognized before 2009 due to our acquisition of Construcciones y Trituraciones S.A. de C.V., or COTRISA, in September 2009. The fixed-term contract has both unit price and fixed price components, and scheduled completion of the project for January 2013. The construction contract is under a traditional public works mechanism, in which the counterparty pays us periodically (often monthly) as our work is certified over the term of the contract and we do not finance the project. The project includes the construction of a 62-kilometer tunnel and 24 related access shafts. The tunnel will start at the border of the Federal District and Ecatepec, run along one side of Lake Zumpango, and end in El Salto, Hidalgo.
          Line 12 of the Mexico City Metro. In July 2008, the government of Mexico City through its Directorate General of Transportation Works awarded an ICA-led consortium a Ps.15,290 million (excluding value-added tax) construction contract for Line 12 of the Mexico City metro system. Our civil construction subsidiary Ingenieros Civiles Asociados, S.A. de C.V. holds a 53% interest in the consortium, while Carso Infraestructura y Construccion, S.A.B. de C.V., the construction partner, holds a 17% interest, and Alstom Mexicana, S.A. de C.V., the integrator for the electro-mechanical systems, holds a 30% interest. The construction contract is under a traditional public works mechanism, in which the counterparty pays us periodically (often monthly) as our work is certified over the term of the contract and we do not finance the project. After a modification agreement with the client, we expect to complete this fixed-price, fixed-term project in the second quarter of 2012. The project includes the construction of a new 24.7-kilometer metro line that will link the eastern and western parts of the city, from Tlahuac to Mixcoac. The construction contract divides the project into two phases and is expected to be placed into service by April 30, 2012. The terms of the construction contract require us to post a performance bond in the amount of 10% of the total contract value, to be canceled on completion of the works. Once completed, Line 12 is expected to have the capacity to serve up to 412,000 passengers per day. The Mexico City metro system is the fifth largest urban transport system in the world, today extending more than 200 kilometers on 11 lines. Once Line 12 is completed, the system will extend more than 225 kilometers.
          La Yesca. In September 2007, the Mexican Federal Electricity Commission awarded a U.S.$768 million contract for the engineering, procurement and construction of the La Yesca hydroelectric project to our subsidiary Constructora de Proyectos Hidroelectricos S.A. de C.V., or CPH. The La Yesca hydroelectric project is located on the border between the states of Jalisco and Nayarit, and is comprised of civil construction, electromechanical and ancillary work including the procurement, engineering, construction, transportation, start-up, testing and commissioning of two 375-megawatt turbogenerating units. The terms of the La Yesca contract required that we secure financing for the project costs and limit disbursements during the construction phase to 90% of the cash cost of any certified work performed. CPH arranged financing of U.S.$910 million for a construction line of credit and U.S.$80 million at commencement for a revolving line of credit for the La Yesca hydroelectric project from WestLB AG, which also structured the financing for the El Cajon hydroelectric project. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness — La Yesca.” Because the terms of the construction contract provide that the

Mexican Federal Electricity Commission will pay for the project upon completion and the financing obtained by CPH covers only the project’s cash costs, the project will not generate any significant cash flow to us until completion, which is scheduled to occur in the fourth quarter of 2012. However, because we recognize revenues from the La Yesca hydroelectric project based on the percentage-of-completion method of accounting, the project generated a substantial portion of our revenues in 2009 and 2010, and is expected to generate a substantial portion of our revenues in 2011. The La Yesca hydroelectric project generated Ps.3,793 million of revenue, or 11% of total revenues, in 2010. The La Yesca hydroelectric project represented a substantial portion of our receivables and our indebtedness in 2010 and is expected to continue to represent a substantial portion of our receivables and our indebtedness in the future. At December 31, 2010, we had Ps.9,503 million in contract receivables (including receivables recognized using the percentage-of-completion method of accounting) and Ps.8,519 million of debt in our consolidated financial statements relating to the La Yesca hydroelectric project.
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
          In the past, our Civil Construction segment has pursued infrastructure projects in Central and South America and the Caribbean, and we expect to continue to do so, on a case-by-case basis in the future. Projects in these areas ranged from construction of a section of the subway system in Santiago, Chile to the construction of a natural gas pipeline system in Argentina and the Caruachi hydroelectric dam in Venezuela. In 2010, 2% of our revenues in the Civil Construction segment were attributable to construction activities outside Mexico. In January 2010, a consortium of ICA with 43%, Fomento de Construcciones y Contratas of Spain with 43%, and Constructora Meco of Costa Rica, with 14% was awarded, a contract with an approximate value of U.S.$268 million by the Panama Canal Authority for the construction of a 3 kilometer section of the new Pacific Access Channel (PAC-4) for the Panama Canal’s new Pacific locks, running parallel to the existing channel from the Pedro Miguel to the Miraflores locks. The unit price, fixed term public works contract was awarded through an international bidding process. The PAC-4 contract is part of the overall project to widen the Panama Canal.
          Industrial Construction
          Our Industrial Construction segment focuses on the engineering, procurement, construction, design and commissioning of large manufacturing facilities such as power plants, chemical plants, petrochemical plants, fertilizer plants, pharmaceutical plants, steel mills, paper mills, drilling platforms and automobile and cement factories. In 2010, our Industrial Construction segment accounted for 13% of our total revenues.
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
          During 2010, 83% of the Industrial Construction segment’s revenues were derived from work performed for the public sector, as compared to 74% in 2009. The segment’s most important clients are Pemex Exploracion y Produccion, Pemex Refinacion and

Pemex Gas y Petroquimica Basica. In the private sector, the segment’s most important clients in 2010 were Altos Hornos de Mexico, S.A. de C.V. and Marathon Oil Company.
          Typical Projects. Projects in our Industrial Construction segment typically involve sophisticated engineering techniques and require us to fulfill complicated technical and quality specifications. Our Industrial Construction segment contracts, as of December 31, 2010, were 44% peso-denominated and 56% dollar-denominated. 7% were unit-price, 49% were fixed price, 40% were mixed price and 4.0% were cost reimbursements, mainly from the contract for the Boleo mining project.
          Among the principal projects we have completed in the Industrial Construction segment recently are:
•	the Pemex Cayo Arcas offshore housing platform;

•	the Pemex Reynosa V plant.
          The Industrial Construction segment’s contract awards in 2010 totaled approximately Ps.5,303 million (approximately U.S.$428 million) and included projects such as:
          The most important projects under construction by the Industrial Construction segment during 2010 included:
•	the Pemex Tsimin offshore platform in Tampico;

•	the engineering, procurement and construction management contract for the Boleo mining project in Baja California Sur;

•	the Chicontepec II hydrocarbon deposit exploitation works;

•	the AHMSA Phase II steel mill and plate line expansion;

•	the four clean fuels low sulfur gasoline projects in Minatitlan, Cadereyta, Madero and Salina Cruz;

•	the Minatitlan II refinery;

•	the Terminal Dos Bocas tank repairs; and

•	a cryogenic plant at the Poza Rica gas processing complex.
          In 2010 and 2009, Mexico’s state-owned oil company, Pemex Refining, awarded contracts to us for the engineering, procurement and construction of four low sulfur gasoline projects in Mexico. The U.S.$1,291 million mixed price contracts are part of Pemex’s clean fuels program, and we consolidate the revenues of these contracts proportionally. ICA Fluor is additionally responsible for the engineering, procurement, construction, testing and start-up for the existing Hector R. Lara Sosa Refinery in Cadereyta, Nuevo Leon, the Francisco I. Madero Refinery in Ciudad Madero, Tamaulipas, the existing General Lazaro Cardenas del Rio refinery in Minatitlan, Veracruz and the Antonio Dovali Jaime refinery in Salina Cruz, Oaxaca.
          Rodio Kronsa
          The Rodio Kronsa segment consisted of our Spanish and Argentine operations through 2006, and consists of our Spanish operations since 2007. In 2010, the Rodio Kronsa segment accounted for 4% of our total revenues.
          Through September 2008, our Spanish operations consisted of Rodio, (a sub-soil construction subsidiary) and Kronsa (a subsidiary that constructs specialized support piles). In October 2008, our subsidiaries Rodio Cimentaciones Especiales S.A. and Kronsa Internacional S.A. were merged to form a single entity, Grupo Rodio Kronsa S.L., or Rodio Kronsa. We own Grupo Rodio Kronsa through an intermediary holding company, Aps FRAMEX, or FRAMEX, which owns 100% of Grupo Rodio Kronsa. We own 50% of FRAMEX and Soletanche Bachy France owns the remaining 50% interest. Through September 2008, Rodio and Kronsa were each governed by a board of directors that was jointly appointed, in equal number, by Soletanche Bachy France and us, and we appointed the president of the board of each of Rodio and Kronsa. Since October 2008, one board of directors (appointed by us and

Soletanche Bachy France using the same procedures as when the entities were separate) governs Grupo Rodio Kronsa. The board appoints the officers that manage the day-to-day operations of Grupo Rodio Kronsa.
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
          Among the principal projects Rodio Kronsa has completed between 1973 and 2010 are the following:
•	sounding, drilling and various works for the Almendra dam in Salamanca, Spain, the Alcantara dam in Caceres, Spain, and the El Atazar Dam in Madrid, Spain;

•	construction work for the MetroSur subway system in Madrid, Spain;

•	sounding, drilling and various works for the Hatillo Dam in the Dominican Republic;

•	the foundations for housing projects in Spain; and

•	the M-30 freeway burial in Madrid.
          In 2010, the most important projects under construction by Rodio Kronsa were:
•	Porta Firal foundation work on the building to be the headquarters for Iberdrola, in Barcelona;

•	Centro Penitenciario Norte/Besos, in Spain; and

•	Line 12 of the Mexico City metro system;
Concessions
          Our Concessions segment focuses on the construction, development, maintenance and operation of long-term concessions of tollroads, tunnels and water projects and accounted for 8% of our total revenues in 2010. The construction work we perform on our concessions is included in our Civil Construction segment. During 2009, we participated in six operating concessioned highways and one operating concessioned tunnel (the Acapulco tunnel) that we consolidate, and in the management and operation of a water treatment plant in Ciudad Acuña and other water supply systems, including the Aqueduct II water supply system that we began proportionally consolidating in 2008.
          Contracting Practices
          Mexican state and municipal governments and the governments of certain foreign countries award concessions for the construction, maintenance and operation of infrastructure facilities. The Mexican government actively pursues a policy of granting concessions to private parties for the construction, maintenance and operation of highways, bridges and tunnels to promote the development of Mexico’s infrastructure without burdening the public sector’s resources and to stimulate private-sector investment in the Mexican economy. A long-term concession is a license of specified duration (typically between 20 and 40 years), granted by a federal, state or municipal government to finance, build, establish, operate and maintain a public means of communication or transportation.
          Our return on any investment in a concession is based on the duration of the concession, in addition to the amount of toll revenues collected or government payments based on operation volume, operation and maintenance costs, debt service costs and other factors. Recovery of our investment in highway concessions is typically accomplished through the collection of toll tariffs or, if under the Public/Private Partnership (PPP) contract structure, a fixed payment for highway availability (together with a smaller shadow tariff based on traffic volume), or a combination of the two methods. Our return on investment in our water treatment concessions is generally based on the volume of water supplied or treated.
          To finance the obligations of our projects, we typically provide a portion of the equity and the rest is arranged through third party financing in the form of loans and debt securities. Recourse on the indebtedness is typically limited to the subsidiary engaged in the project. Our investment of equity is returned over time once the project is completed. Generally, we contribute equity to a project by accepting deferred payment of a portion of its construction contract price. Depending on the requirements of each specific infrastructure concession project, we typically seek to form a consortium with entities that have expertise in different areas and that can assist us in obtaining financing from various sources.
          Highway, Bridge and Tunnel Concessions
          During 2010, we participated in seven operating concessions: six highways and one operating concessioned tunnel (the Acapulco tunnel) that we consolidate.
          The following table sets forth certain information as of December 31, 2010, regarding the highway, bridge and tunnel concessions in which we currently participate, either through subsidiaries or affiliates. As of December 31, 2010, we had six highway, bridge and tunnel concessions in operation.

						Concessionaire’s
						Net Investment
			Concession			in Concession
		Date of	Term	% Ownership of	% Ownership of	(Millions of
Concession (highway, bridge, and tunnel)	Kilometers	Concession	(Years)	Concessionaire(1)	Construction	Mexican pesos)(2)
Acapulco tunnel(3)(4)	2.9	1994	40	100	100	1,279
Corredor Sur highway (Panama)(3)(4)(5)	19.8	1996	30	100	100	2,007
Irapuato—La Piedad highway(3)(4)(5)	74.32	2005	20	100	100	714
Queretaro—Irapuato highway(3)(4)(5)	92.98	2006	20	100	100	2,606
Nuevo Necaxa—Tihuatlan Highway(5)	85	2007	30	50	60	1,805
Rio Verde—Ciudad Valles Highway(5)	113.2	2007	20	100	100	2,002
RCO first package of tollroads(3)(4)(6)	558	2007	30	13.6	100	2,531
The Kantunil—Cancun Highway(3)(4)(5)	241.5	1990	30	100	100	2,558
The La Piedad Bypass(5)	67.5	2009	30	100	100	968
Mitla-Tehuantepec highway(5)	169	2010	20	100	60	1
Autovia Urbana Sur(6)	15.9	2010	30	30	100	—

(1)	Does not take into account the Mexican federal or local governments’ non-recoverable grants. Net investment does not reflect certain development costs or expenses associated with our negotiations with the Panamanian Ministry of Public Works and certain other costs. See “— Corredor Sur.”

(2)	Represents each concessionaire’s investment in the applicable concession, net of depreciation and revaluation of assets for inflation through 2007, except for RCO, in which it represents net investment in equity. For a description of the revaluation of assets for inflation through 2007, see Note 3 to our consolidated financial statements.

(3)	Concession in operation.

(4)	Concession fully consolidated in our financial statements.

(5)	Concession proportionally consolidated in our financial statements.

(6)	Concession accounted for using the equity method in our financial statements.
          Acapulco Tunnel. In 1994, the government of the state of Guerrero granted our subsidiary Tuneles Concesionados de Acapulco, S.A. de C.V., or TUCA, a 25-year concession for the construction, operation and maintenance of a 2.9-kilometer tunnel connecting Acapulco and Las Cruces. The concession term started in June 1994. During the year ended December 31, 2001, we determined that the recovery value of the Acapulco tunnel was less than the accounting value then recorded for this concession, based on financial projections. For this reason, a loss from impairment was recorded for Ps.1,001 million (historical value). On November 25, 2002, the Congress of the State Government of Guerrero approved the extension of the concession term by 15 years because the actual volume of usage was lower than the amount foreseen by the terms of the concession agreement. During the year 2004, as a result of this extension of the concession period, we conducted a new analysis of the recovery value of the Acapulco tunnel and determined that a reversal of the loss from impairment should be recorded in the amount of Ps.161 million (historical value). In subsequent years, based on our policy for impairment of long-lived assets, we have continued evaluating the recovery value of this concession with the assistance of independent experts. The market strategies we developed and the economic environment of the last few years have indicated a sustained recovery of cash flows from the Acapulco tunnel, for which reason as of December 31, 2009 we decided to further reverse the loss from impairment from 2001 in the amount of Ps.681 million (which amount includes inflation from 2001 through 2007), which has been recorded in the heading of Other (income) expenses, net in the 2009 consolidated statement of operations. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness — Acapulco Tunnel” and Note 11 to our audited consolidated financial statements.
          Corredor Sur. In 1995, the Panamanian Ministry of Public Works awarded ICA Panama, S.A., our wholly-owned subsidiary, a 30-year concession for the construction, operation and maintenance of the Corredor Sur highway, a four-lane, 19.8-kilometer highway in Panama. The first segment of the highway opened in August 1999 and the final segment opened in February 2000. In March 2010, we were approached by the Government of Panama, which expressed its interest in purchasing our investment in the Corredor Sur tollroad for U.S.$420 million. Since such date, we have been in discussions with the Government of Panama regarding the potential sale. The negotiation of the definitive agreement is still in progress. If the transaction occurs, we expect to continue to operate the tollroad through a services contract and expect to retain the right to expand the project through public works contracts to be agreed from time to time. If the transaction does not occur, we expect to operate the concession in the ordinary course of business. As of December 31, 2010, the outstanding principal balance of the project’s debt is approximately U.S.$142 million. We intend to repay this debt if the sale of ICA Panama takes place. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness — Corredor Sur” and “Item 8. Financial Information — Legal and Administrative Proceedings — Legal Proceedings — Corredor Sur.”
          The Irapuato-La Piedad Highway. In September 2005, the Ministry of Communications and Transportation awarded us a 20-year concession for the modernization, operation, conservation and maintenance of the Irapuato — La Piedad Highway. The 74.3 kilometer Irapuato — La Piedad highway will be a toll-free road under a Public/Private Partnership contract. Recovery of our investment will be accomplished through a two-part integrated quarterly payment made by the Ministry of Communications and Transportation. We will be paid a fixed payment for highway availability and a shadow tariff based on traffic volume. The improvements to the highway were completed and became fully operational in September 2009. In 2010, we were approached by a potential buyer to enter into a non-binding agreement to sell our Irapuato — La Piedad and Queretaro — Irapuato (described below) highway projects in exchange for an increased shareholding in our affiliate RCO and cash. If the sale is not consummated, we will continue to operate the concession in our regular course of business.
          The Queretaro-Irapuato Highway. In June 2006, the Ministry of Communications and Transportation awarded us a 20-year concession for the modernization, operation, conservation and maintenance of the Queretaro — Irapuato Highway. The 108-kilometer Queretaro — Irapuato highway, of which 93 kilometers is under our concession, is a toll-free road under a Public/Private Partnership contract. Recovery of our investment is expected to be accomplished through a two-part integrated quarterly payment made by the Ministry of Communications and Transportation. We are to be paid (1) a fixed payment for highway availability and (2) a shadow tariff based on traffic volume. After delays in the acquisition of required rights of way, the improvements to the highway were completed in 2010 and the highway is now operational. We will report income as the segments are modernized and expanded and become available for use. In 2010, we were approached by a potential buyer to enter into a non-binding agreement to sell our Irapuato — La Piedad and Queretaro — Irapuato highway projects in exchange for an increased shareholding in our affiliate RCO and cash. If the sale is not consummated, we will continue to operate the concession in our regular course of business.
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
          The First FARAC Package of Highways (RCO). On October 3, 2007, our affiliate RCO, of which we own 13.6%, paid the Mexican government Ps.44,051 million for the concession to operate the first package of FARAC tollroads, which was awarded on August 6, 2007. RCO assumed responsibility for construction, operation, conservation, and maintenance of four tollroads through 2037. The Maravatio — Zapotlanejo, Guadalajara — Zapotlanejo, Zapotlanejo — Lagos de Moreno, and Leon — Lagos — Aguascalientes tollroads have a total length of 558 kilometers in the states of Michoacan, Jalisco, Guanajuato, and Aguascalientes. The concession agreement also calls for the consortium to make investments of up to Ps.1.5 billion to expand the toll roads through 2010. In October 2009, RCO placed Ps.6,550 million in equity-linked structured notes with Mexican institutional investors on the Mexican Stock Exchange. RCO used the net proceeds of the capital increase primarily to pay down debt. After the transaction (including our purchase of additional Series A shares in RCO at the same price per share as the Series B shares underlying the equity-linked structured notes), we owned 13.6% of RCO and on September 9, 2010, we announced that we entered into a non-binding letter of intent with RCO to transfer to it 100% of ICA’s shares in CONIPSA and COVIQSA, in exchange for consideration in cash and, principally, additional shares in RCO, which would increase our ownership of RCO. As of April, 2011, we continue to negotiate the definitive documentation with RCO, including resolution of matters related to the Queretaro-Irapuato project. We have executed a final share purchase agreement with RCO, and are taking steps to obtain the required governmental and corporate approvals to close the purchase, as well as to meet such other conditions precedent that are standard for these kinds of transactions in Mexico. RCO’s payment to the Mexican government was financed by long-term bank loans incurred by RCO and capital contributed by RCO’s owners. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness — RCO.” We record our investment in the consortium as a long-term investment in unconsolidated affiliates. The debt is not consolidated and income is recorded in the line item “share of income in unconsolidated affiliates.”
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
          The La Piedad Bypass. On March 24, 2009, through our wholly-owned subsidiary Libramiento ICA La Piedad, S.A. de C.V., we entered into a thirty-year concession for (i) the construction, operation, exploitation, conservation and maintenance of the 21.38 kilometer La Piedad Bypass, to alleviate congestion caused by long-haul traffic between the Bajio region and western Mexico, and (ii) the modernization of 38.8 kilometers of the toll-free Federal Highway 110 in the states of Guanajuato and Michoacan and 7.32 kilometers of Highway 90. Banco Santander and Banorte are financing the project.
          The Mitla-Tehuantepec highway. On June 17, 2010, through our wholly-owned subsidiaries Caminos y Carreteras del Mayab, S.A.P.I. de CV, and Controladora de Operaciones de Infraestructura, S.A. de C.V., or CONOISA, we entered into a twenty-year PPP concession for the construction, operation and maintenance of the 169-kilometer Mitla-Tehuantepec federal highway in Oaxaca. The road includes three segments: Mitla-Entronque Tehuantepec II, Mitla-Santa Maria Albarradas and Lachiguiri-Entronque Tehuantepec II. The construction work is expected to take 40 months. The highway will link the city of Oaxaca with the Isthmus of Tehuantepec, increasing the connectivity of the industrial port of Salina Cruz with central Oaxaca. The modernized highway is expected to promote the economic development of the region and the communities along its route. The engineering and design phase has begun and we expect to begin construction in the second quarter of 2011.
          Autovia Urbana Sur. We were awarded by Mexico City, as part of a consortium with IDEAL, a 30-year design, construction, maintenance and operating concession for the elevated toll section of the Autovia Urbana Sur expressway in Mexico City. Recovery of our investment is expected through the collection of tolls. Due to execution of the construction agreement on March 8, 2011, we expect the construction work to be included in our backlog as of the first quarter of 2011.
          Other Long-Term Investments

Concessionaire’s
Net Investment
			Concession			in Concession
		Date of	Term	% Ownership of	% Ownership of	(Millions of
Long-term contract	Kilometers	Concession	(Years)	Concessionaire	Construction	Mexican pesos)
Rio de los Remedios(1)	26	2008	5	50	50	0
(Renewable)

(1)	Concession fully consolidated in our financial statements. In May 2007, the contract was amended and restated.
          Rio de los Remedios — Ecatepec. In 2008, we began participating in the Rio de los Remedios — Ecatepec project with a 50% interest in Viabilis Infraestructura, the contractor for the construction and financing of public works. In June 2009, we obtained a controlling interest in Viabilis by purchase one additional share above our existing 50% interest, allowing us an additional seat on the board of directors of Viabilis. As of such date, we consolidate Viabilis in accordance with MFRS. The Ps.6,023 million project relates to covering a drainage canal and building a 25.5-kilometer toll highway in the Mexico City and state of Mexico metropolitan areas. The project calls for construction in three phases, with Phase 1 completed in July 2009 and Phase 2 and Phase 3 estimated to be completed in the second half of 2011. Viabilis was awarded the construction contract for the project on November 15, 2004 by the System of Highways, Airports, Related and Auxiliary Services of the government of the state of Mexico. The contract was amended and restated in May 2007. In June 2008, we obtained bridge loan financing for the project in the amount of U.S.$40 million structured by the Ahorro Corporacion of Spain with Caja de Ahorros Municipal de Burgos as agent for various lenders. We have repaid the bridge loan and subsequently became a lender to the project, and in February 2010 we entered into a long term financing agreement, subject to certain conditions precedent, in which Phases 2 and 3 of the project will receive a loan in the amount of Ps.3,000 million from Banobras development bank.
          Water Distribution and Water Treatment Concessions
          During 2010, we participated in one operating concessioned water treatment plant in Ciudad Acuña and the construction of other water supply systems, including the Aqueduct II water supply system that we began proportionally consolidating in 2008 and began operating in February 2011. The following table sets forth certain information as of December 31, 2010, regarding the water treatment plant and water supply system concessions in which we currently participate, either through subsidiaries or affiliates:

						Concessionaire’s
						Net Investment
			Concession			in Concession
	Capacity	Date of	Term	% Ownership of	% Ownership of	(Millions of
Concession	(m3mm)	Concession	(Years)	Concessionaire(1)	Construction	Mexican pesos)
Ciudad Acuña Water Treatment Plant(2) (3)	0.5	1998	22	100	100	307
Aqueducto II water supply system(4)	1.5	2007	20	42	50	1,142
El Realito water supply system(4)	1.0	2009	25	51	51	6
Agua Prieta water treatment plant(3)	8.5	2009	20	50	50	1
Atotonilco water treatment plant(5)	42	2010	25	10	25	—

(1)	Does not take into account the Mexican federal or local governments’ non-recoverable grants.

(2)	Concession in operation during 2010.

(3)	Concession fully consolidated in our financial statements.

(4)	Concession proportionally consolidated in our financial statements.

(5)	Concession accounted for using the equity method in our financial statements.
          Ciudad Acuña Water Treatment Plant. We commenced construction of the Acuña water treatment plant in November 1998. The plant started commercial operations in October 2000, and we received our first payment in February 2001. The Acuña water treatment plant’s equipment has been upgraded, allowing the plant to operate more efficiently, lowering costs, and increasing its processing capacity to 500 liters per second (lps). During 2010, the concessionaire’s revenues were sufficient to cover its operating expenses. The indebtedness related to this project was repaid in full in September 2008. On August 17, 2009, we entered into an agreement under state law, which has allowed us to simplify the tariff scheme. As of December 2010, we receive approximately Ps.7.4377 per cubic meter of water we treat at the plant, and we treat approximately 320 lps.
          Acueducto II Water Supply. In May 2007, a consortium we lead was granted a 20-year concession by the State Water Commission of Queretaro for the construction, operation, and maintenance of the Aqueduct II water supply and purification system in Queretaro state. The Aqueduct II is expected to bring water 108 kilometers from the Moctezuma River to the city of Queretaro. The required investment of Ps.2,854 million was financed by Banco Santander with HSBC and Banorte, among others, on October 5, 2007 in the amount of Ps.1,700 million for a 17-year period. Additionally, the National Fund for Infrastructure is contributing Ps.872 million directly to the new project. The construction of this project began in 2007. We initiated operations of the project in February 2011. The concessionaire Suministro de Agua de Queretaro, S.A. de C.V., or SAQSA, is made up of the following shareholders: ICA, as consortium leader (primarily through our subsidiary CONOISA) with 37%; Servicios de Agua Trident, S.A. de C.V., a subsidiary of Mitsui Corp with 26%; Fomento de Construcciones y Contratas (including two additional affiliates) with 26%; and PMA Mexico with 11%. Including our interest in PMA Mexico, which is our affiliate, our direct and indirect economic interest in SAQSA is 42.39%. We began proportionally consolidating this project beginning in 2008.
          El Realito Aqueduct. In 2009, a consortium we lead signed a 25-year service contract with the State Water Commission of San Luis Potosi to build, operate and maintain the El Realito aqueduct water supply and purification system. The Mexican federal government’s National Fund for Infrastructure is expected to provide 49% of the financing. The balance of the financing will be provided by the consortium and a Ps.1,552 million facility granted by Banco Santander. The consortium is comprised of our subsidiary Controladora de Operaciones de Infraestructura, S.A. de C.V., or CONOISA, as consortium leader, with 51% and Fomento de Construcciones y Contratas, through a subsidiary, with 49%. We plan to proportionally consolidate 51% of the construction once construction begins.
          Agua Prieta Water Treatment Plant. In 2009, a consortium we lead was granted a 20-year contract with the Jalisco State Water Commission for the construction and operation of the Agua Prieta wastewater treatment plant. The Ps.2,318 million (as of December 31, 2010) contract is a fixed price, fixed term contract with a 33-month term for construction and a subsequent 207-month term for operation. We will earn a portion of the total contract price based on our construction work, which will be set forth in a construction contract at a later date. We expect to finance the project with contributions from the Mexican federal government’s National Fund for Infrastructure, equity contributions from the consortium and commercial bank debt. The consortium is made of the following participants: ICA, as consortium leader, with 50%, ATLATEC, S.A. de C.V. with 34% and Servicios de Agua Trident S.A. de C.V. with 16%.
          Atotonilco Water Treatment Plant. A consortium of which our subsidiary CONOISA holds 10.2% was awarded, through an international bidding process, the concession for the construction and operation of the Atotonilco water treatment plant in Tula, Hidalgo by the National Water Commission, or Conagua. On January 7, 2010 the consortium entered into a definitive contract with Conagua. The consortium will be responsible for the design, construction, electromechanical equipment and testing, as well as the operation, conservation and maintenance of the water treatment plant including electricity cogeneration and the removal and final disposition of all waste and biosolids that are produced, over the 25-year term of the agreement. Of the Ps.9.3 billion total contract value, we expect to record approximately Ps.1,743 million in construction backlog related to the project. The contract is a fixed price, fixed term agreement. The Atotonilco plant is expected to be largest of its kind in Mexico and one of the largest in the world, with a treatment capacity of up to 42 cubic meters of wastewater per second. The plant will be located at the outlet of the Eastern Discharge Tunnel, which we are also building. The consortium is comprised of Promotora del Desarrollo de America Latina, S.A. de C.V., a subsidiary of Grupo Carso, as leader with 40.8%, ACCIONA Agua S.A. with 24.26%, Atlatec, S.A. de C.V. (a subsidiary of Mitsui & Co., Ltd.) with 24.26%, our subsidiary CONOISA with 10.2% and other minority investors. The resources for the investment will be provided by the National Fund for Infrastructure for Ps.4.6 billion, representing 49% of the equity capital of the consortium, and commercial bank debt.

          PMA Mexico. In January 2007, we signed an agreement to purchase an additional 39% of the shares of the environmental services company Proactiva Medio Ambiente Mexico, S.A. de C.V., or PMA Mexico. PMA Mexico operates municipal potable water treatment and supply, sewage, waste water treatment, sanitary landfills, solid waste management and hazardous waste management systems through service contracts and concessions. PMA Mexico was previously known as Consorcio Internacional del Medio Ambiente, S.A. de C.V., or CIMA, and was established as a 50%-50% joint venture with Proactiva Medio Ambiente. In 2006, we sold all but 10% of our interest in CIMA for Ps.319 million (U.S.$27 million). We repurchased a 39% interest in PMA Mexico from Proactiva Medio Ambiente in 2007 and as of such date, we hold 49% of PMA Mexico and Proactiva Medio Ambiente holds 51%.
     Airports
          Our Airports segment accounted for 6% of our total revenues.
          As of December 31, 2010, we controlled an aggregate of 234,502,700 shares of our airport subsidiary GACN, representing 58.6% of GACN’s capital stock. Our investment in GACN was comprised of 167,702,700 series B shares that we owned directly through our wholly-owned subsidiary Aeroinvest, and 66,800,000 series B and BB shares that we controlled through our ownership of 74.5% of the capital stock of SETA. The remaining 25.5% of SETA was owned by Aeroports de Paris Management, or ADPM. The remaining shareholders in GACN held 41.4% of its outstanding capital stock and 0.2% of the shares are held in GACN’s treasury. GACN is listed on the Mexican Stock Exchange and the Nasdaq.
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
          Through GACN, we operate 13 airports in the Central North region of Mexico pursuant to concessions granted by the Mexican government, including the Monterrey airport, which accounted for approximately 41.8% of GACN’s revenues in 2010 and 45.3% in 2009. The airports serve a major metropolitan area (Monterrey), three tourist destinations (Acapulco, Mazatlan and Zihuatanejo), two border cities (Ciudad Juarez and Reynosa) and seven regional centers (Chihuahua, Culiacan, Durango, San Luis Potosi, Tampico, Torreon and Zacatecas). All of the airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government.

          In October 2008, GACN acquired 90% of the shares of Consorcio Grupo Hotelero T2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters of commercial space inside the new Terminal 2 of the Mexico City International Airport under a 20-year contract with the Mexico City International Airport. NH Hoteles, S.A. of Spain owns the other 10%. As of December 31, 2010, total revenues of the hotel amounted to Ps.99.8 million, annual average occupancy increased to 62.0% and the annual average rate per room was Ps.1,157.5.
          In 2010, the Airports segment accounted for 6% of our total revenues. The substantial majority of the Airports segment’s revenues are derived from providing tariff-regulated services, which generally are related to the use of airport facilities by airlines and passengers. For example, approximately 62.3% of GACN’s total revenues in 2010 were earned from aeronautical (tariff-regulated) services such as the provision of aircraft parking, passenger walkways and airport security services. Changes in revenues from aeronautical services are principally driven by the passenger and cargo volume at the airports. All of our revenues from aeronautical services are also affected by the “maximum rates” the subsidiary concessionaires are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The “maximum rate” system of price regulation that applies to aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services. In December 2010, the Ministry of Communications and Transportation approved the master development programs for each of our subsidiary concession holders for the 2011 to 2015 period. These programs will be in effect from January 1, 2011 until December 31, 2015.
          The Airports segment also derives revenues from non-aeronautical activities, which principally relate to the commercial, non-aeronautical activities carried out at the airports, such as the leasing of space in terminal buildings to restaurants and retailers. Revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation. Thus, non-aeronautical revenues are principally affected by the passenger volume at the airports and the mix of commercial activities carried out at the airports. While we believe aeronautical revenues will continue to represent a substantial majority of future total revenues, we anticipate that the future growth of revenues from commercial activities will exceed the growth rate of this division’s aeronautical revenues.
          In August 2010, Grupo Mexicana indefinitely suspended operations of three airlines (Mexicana Airlines, MexicanaClick and MexicanaLink). Grupo Mexicana and its affiliates accounted for 12.2% of GACN’s total revenues during the first six months of 2010 and 16.6% of GACN’s total passenger traffic during the same period.
          The following table provides summary data for each of the airports for the year ended December 31, 2010:

	Year Ended December 31, 2010
					Revenues Per
	Terminal				Terminal
	Passengers		Revenues(1)		Passenger(2)
	(Number in		(Millions of
Airport	millions)%		pesos)%		(Pesos)
Metropolitan area:
Monterrey International Airport	5.4	46.4	1,109.4	43.3	206.2
Tourist destinations:
Acapulco International Airport	0.7	6.4	195.6	7.6	265.4
Mazatlan International Airport	0.8	6.5	214.5	8.4	283.7
Zihuatanejo International Airport	0.5	4.3	115.7	4.5	233.1

Total tourist destinations	2.0	17.2	525.8	20.5	264.3

Regional cities:
Chihuahua International Airport	0.8	7.1	179.9	7.0	217.2
Culiacan International Airport	1.1	9.1	206.9	8.1	195.2
Durango International Airport	0.2	1.9	50.4	2.0	231.8

	Year Ended December 31, 2010
					Revenues Per
	Terminal				Terminal
	Passengers		Revenues(1)		Passenger(2)
	(Number in		(Millions of
Airport	millions)%		pesos)%		(Pesos)
San Luis Potosi International Airport	0.2	1.9	60.3	2.4	270.4
Tampico International Airport	0.5	3.9	90.4	3.5	200.4
Torreon International Airport	0.3	2.9	69.5	2.7	205.5
Zacatecas International Airport	0.3	2.3	83.4	3.3	310.5

Total regional destinations	3.4	29.2	740.6	28.9	218.8

Border cities:
Ciudad Juarez International Airport	0.6	5.5	138.1	5.4	217.8
Reynosa International Airport	0.2	1.7	45.5	1.8	229.9

Total border city destinations	0.8	7.2	183.6	7.2	220.7

TOTAL:	11.6	100.0	2,559.5	100.0	220.9

(1)	Does not include eliminations of transactions among GACN’s subsidiaries.

(2)	Revenues per terminal passenger are calculated by dividing the total revenues for each airport by the number of terminal passengers for each airport.
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
     Housing Development
          In 2010, our Housing Development segment accounted for 9% of our total revenues. Our Housing Development segment participates in all stages of the housing industry, including acquiring the land and the permits and licenses required to build on it, performing and procuring architectural and engineering design, facilitating buyer financing and constructing and marketing homes. We subcontract some construction services, such as urbanization.
          The principal raw materials we require for our Housing Development operations are cement, steel, construction aggregates, doors, windows and other housing fixtures.
          In 2010, we expanded our operations in the Housing Development segment by increasing our stake in Los Portales, a real estate development company in Peru, from 18% to 50%, and we participated in several new housing development projects in Mexico, including a joint venture with Prudential Investment Management, Inc. to develop social interest housing with PREI. During 2010, 2009 and 2008, we sold 7,116, 7,077 and 7,433 houses, respectively. As of December 31, 2010, our Housing Development segment owned 1,718 hectares of land reserved for the construction of 83,389 housing units, totaling 28 projects in 11 different states in Mexico.

          In 2008, we entered the Monterrey market and began offering a new model of economical housing development with enhanced urban planning compared to that typically offered in economical housing developments. Additionally, we continue to develop our vertical residential property on Reforma Avenue in Mexico City.
          New low income housing construction in Mexico has increased steadily in recent years due to several governmental initiatives that improved the conditions for both developers and prospective buyers of housing. In addition, the incorporation of the Mexican Federal Mortgage Corporation (Sociedad Hipotecaria Federal) has made it easier for people to finance purchases and construction of homes in Mexico. Nevertheless, due to the turmoil in the global financial systems, including Mexico’s, the number of mortgage credits granted under these initiatives decreased to approximately 80,000 housing units in 2010 from 82,000 housing units in 2009 and 128,380 housing units in 2008. The credit crisis and elevated safety concerns, particularly in Mexico’s northern border cities, have had a significant negative impact on development in the non-low income housing market. However, we plan to continue to increase our share of the housing market, particularly in the low-income sector, by implementing sustainable projects with a focus on quality of life, such as the “Ciudad Natura” projects, currently being executed through a joint venture with PREI and from which we expect sales and market share increases. In addition, we may, from time to time, explore the possibility of acquiring other housing construction businesses as opportunities present themselves.
          The Housing Development segment competes primarily with large Mexican public housing developers such as Corporacion GEO, S.A.B. de C.V., Urbi Desarrollos Urbanos, S.A.B. de C.V., Desarroladora Homex, S.A.B. de C.V., Consorcio Ara S.A.B. de C.V., and Sare Holding, S.A.B. de C.V., as well as regional competitors.
     Corporate and Other
          Our Corporate and Other segment includes our real estate operations and, through our subsidiary Grupo ICA S.A. de C.V., our corporate operations. The results of operations in our Corporate and Other segment in 2010, 2009 and 2008 have not changed significantly.
Geographical Distribution of Revenues
          Revenues from foreign operations accounted for approximately 8% of our revenues in 2010, 8% of our revenues in 2009 and 12% of our revenues in 2008.
          The following table sets forth our revenues by geographic area for each of the years in the three-year period ended December 31, 2010.

	Year Ended December 31,
	2010			2009			2008
	(Millions of			(Millions of			(Millions of
	Mexican		(Percent of	Mexican		(Percent of	Mexican		(Percent of
	Pesos)		Total)	Pesos)		Total)	Pesos)		Total)
Mexico	Ps.	32,307	92%	Ps.	28,572	92%	Ps.	20,016	88%
Spain		1,306	4		1,514	5		1,680	7
Other Latin American countries and the United States		1,494	4		838	3		1,059	5
Inter-segment eliminations		(142)	—		(53)	—		(4)	0

Total	Ps.	34,965	100%	Ps.	30,871	100%	Ps.	22,751	100%

          Approximately 5% of our backlog as of December 31, 2010 is related to projects outside Mexico (as compared to approximately 2% as of December 31, 2009) and approximately 28% of our backlog as of December 31, 2010 was denominated in foreign currencies (principally U.S. dollars) (as compared to approximately 24% of our backlog as of December 31, 2009).
          Foreign projects may be more difficult to supervise due to their greater distances from our principal operations. Foreign projects require familiarity with foreign legal requirements and business practices. In contrast to domestic infrastructure projects, foreign projects also typically do not allow us to benefit from our reputation and past experiences with Mexican government officials and private- sector individuals. Although we are active abroad, we have sought to be more selective than in the past when bidding for international projects. See “Item 5. Operating and Financial Review and Prospects — Operating Results.”

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
          In projects outside of Mexico, including within the Panama Canal zone, we are also required to comply with environmental laws by applicable authorities. We believe we are in substantial compliance with environmental laws to which we are subject.
Sustainable Development
          In 2011, in an effort to measure and improve our sustainability performance, we began publishing an annual Sustainability Report providing a snapshot of our operations’ economic, environmental and social impacts. The report for 2010 expands upon and deepens our engagement with a diverse range of stakeholders—including investors, local communities in which we operate, employees and their families, suppliers and other business partners—by explaining how we respond to their expectations and interests.
          Some of the sustainability mandates we have set out for ourselves include: the improvement of health, security and hygiene in all segments; emphasizing ethical conduct and a regime of anti-corruption; studying the diversity of our organization and determining methods for enhancing it to better reflect the communities in which we work and from which we draw talent; creating a forum for the expression of creative initiatives from our younger professionals, which we call “Tu Momento ICA” (“Your ICA Moment”); strategies for embedding human rights policies and goals across all our operations; and identifying areas of high biodiversity value to help us balance the needs of our organization and the natural resources available.
          By creating and maintaining a culture of sustainability, we seek to achieve long-term business success that aligns with the interests and needs of other stakeholders.

C. ORGANIZATIONAL STRUCTURE
          The following table sets forth our significant subsidiaries as of December 31, 2010, including the principal activity, domicile, our ownership interest and our voting power:

			Ownership	Voting
	Principal		Interest	Power Held
Subsidiary	Activity	Domicile	(%)	(%)
Constructoras ICA, S.A. de C.V.	Construction	Mexico	100	100
Controladora de Empresas de Vivienda, S.A. de C.V.	Housing development	Mexico	100	100
Controladora de Operaciones de Infraestructura, S.A. de C.V.	Concessions	Mexico	100	100
Ingenieros Civiles Asociados, S.A. de C.V.	Heavy urban and specialized construction	Mexico	100	100
ICA — Fluor Daniel, S. de R.L. de C.V. (A)	Industrial construction	Mexico	51	51
ICA Panama, S.A.	Highway construction concessionaire	Panama	100	100
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.	Airport operations	Mexico	59	59	(B)
Constructora de Proyectos Hidroelectricos, S.A. de C.V. /Constructora Hidroelectrica La Yesca, S.A. de C.V.	Consortia for the construction of the La Yesca hydroelectric project	Mexico	99	99

(A)	Proportionally consolidated.

(B)	Directly and through our interest in SETA.
D. PROPERTY, PLANT AND EQUIPMENT
          Approximately 92% of our assets and properties, including concessions, are located in Mexico, with the balance in Europe and other Latin American countries. At December 31, 2010, the net book value of all land (excluding real estate inventories) and buildings, machinery and equipment and concessions was approximately Ps.30,212 million (approximately U.S.$2,440 million). We currently lease machinery from vendors. For information regarding property in our Housing Development segment, see “Item 4. Information on the Company—Business Overview—Description of Business Segments—Housing Development.”
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
Overview
          We are a Mexican company principally engaged in construction, the operation of infrastructure projects under long-term concession or service agreements and homebuilding. Approximately 92% of our revenue in 2010 was generated in Mexico. As a result, our results of operations are substantially affected by developments in Mexico and Mexican public spending on large infrastructure projects. Our results of operations also vary from period to period based on the mix of projects under construction, the contract terms relating to those projects, the volume of traffic on our highway concessions and in our airports, and conditions in the Mexican housing market, among other factors.
          The construction, infrastructure operations, and homebuilding industries, and as a result, our results of operations, are substantially influenced by political and economic conditions in Mexico. The National Infrastructure Program in Mexico, which the Mexican government has announced is designed to expand Mexico’s infrastructure, accelerate Mexico’s economic growth and make the Mexican economy more internationally competitive, contemplates public and private investments totaling Ps.951 billion from 2007 to 2012 in highways, railroads, ports, airports, telecommunications, water and sanitation, irrigation, and flood control projects. In addition, the National Infrastructure Program calls for an additional Ps.1,581 billion in energy sector investments. As of June 30, 2010, 40.3% of the funds directed to the National Infrastructure Program had been used. Mexico entered into a recession beginning in the fourth quarter of 2008, and in 2009 GDP fell by approximately 6.5%. Due to the impact of the turmoil in the global financial system and the recession in Mexico, the rate of awards of infrastructure projects in Mexico was slower in 2009 than we anticipated, particularly in the areas of energy, ports and railways. Mexico’s economy has since expanded, with GDP posting positive growth of 4.5% in the first quarter of 2010 and 5.5% overall in 2010. The National Infrastructure Program remains in place and new projects continue to be awarded. The Mexican government has also extended the time period for certain bidding processes for the awards, in part because of the need to reevaluate the corresponding projects’ feasibility in the current economic environment. Beginning in the second half of 2009 and continuing through 2010, we have seen the rate of contracting increase under the National Infrastructure Program in water treatment and water supply and continued progress in highways.
          National politicians are currently focused on the 2012 elections. In the past, public sector spending has tended to decrease in election years, and we expect this will occur in 2012 as well. As in previous presidential election cycles, we plan to minimize this trend by bidding for projects abroad, although certain risks in other Latin American countries may adversely affect our opportunity to win awards or execute awarded projects in a profitable and timely manner.
          Our business strategy is to grow our construction business (composed of our Civil Construction, Industrial Construction and Rodio Kronsa segments) as well as to grow and diversify into construction-related activities, particularly infrastructure, which we believe offer opportunities for potentially higher growth, higher margins, and reduced volatility of operating results. Our goal is also to generate a greater portion of our consolidated revenues from our Concessions, Airports, and Housing Development segments over the medium term. In 2010 and 2009, these three segments in aggregate represented 23% and 21%, respectively, of our consolidated revenues. Our infrastructure and other investments represent an actively managed portfolio of investments; some may be held to maturity and others may be divested prior to maturity, based on market developments or opportunities to redeploy capital in new projects. In the first quarter of 2010, we were approached by the Government of Panama, which expressed its interest in purchasing our investment in the Corredor Sur tollroad. Since such date, we have been in discussions with the Government of Panama regarding the potential sale. We have also been approached by a potential buyer to sell two of our public-private partnership (PPP) highways in exchange for an increased shareholding in our affiliate RCO and cash. We have entered into a non-binding agreement with this potential buyer. Both of these transactions are pending.
Adoption of International Financial Reporting Standards
          In January 2009, the CNBV published amendments to its Circular for Issuers to require the presentation of financial statements prepared in accordance with IFRS starting with the year ending December 31, 2012, but allowing for early adoption. The SEC allows foreign issuers to eliminate the reconciliation of financial statements with U.S. GAAP, if the statements are prepared under IFRS.
          Our Board of Directors approved the early adoption of IFRS for the year ending December 31, 2011, with January 1, 2010 as the “date of transition.” As a result, our financial statements for the year ended December 31, 2010 are our last public financial statements that will be prepared in accordance with MFRS.
          The early adoption of IFRS is intended to meet international requirements in terms of disclosure and transparency of financial information, as well as aid investors in their evaluation and comparisons with other companies in the same sector. Consequently, effective January 1, 2011, we suspended the application of MFRS in the preparation of our financial statements.
          Below is a description of the main changes in accounting policies based on our initial assessment.
•	Effects of inflation — In conformity with IFRS, the effects of inflation are recognized when cumulative inflation of the preceding three years is close to or greater than 100%. Given that the Mexican environment is no longer hyperinflationary since 1999, the effects of inflation recorded from 1999 to 2007 were reversed, except for the valuation of certain line items under property, plant and equipment, which were valued using the deemed cost exemption permitted by IFRS 1, First-Time Adoption of International Financial Reporting Standards.
•	Capitalizable comprehensive financing cost — In accordance with MFRS, we included the effect of derivative financial instruments directly related to construction contracts and concessions under capitalizable comprehensive financing cost. Upon the adoption of the IFRS, these effects are recorded in the statement of income.
•	Amortization of airport concessions—In conformity with IFRS, the amortization of a concession is determined by the term of the concession granted to us, which is 50 years. In accordance with MFRS, the amortization is determined based on the estimated useful lives of the various components of the concession investment.
•	Maintenance costs — According to the policy adopted in conformity with IFRS, the costs of maintenance of airports, which are approved in the Management Development Program (MDP), are recorded in the statement of income. In accordance with MFRS, these costs are capitalized as assets when the respective cost is incurred.
•	Income Taxes — We determined our deferred taxes in accordance with IFRS, based on the adjusted values of those assets and liabilities requiring adjustments as a result of the adoption of IFRS.
•	Deferred statutory employee profit sharing (PTU) – In conformity with MFRS, deferred PTU is recognized for temporary differences between the accounting and PTU value of assets and liabilities. IFRS does not contemplate the recognition of deferred PTU.
•	Employee benefits — According to IFRS, a provision for employee severance payments is only recorded when the obligation for payment arises or under the existence of formal retirement plans.
•	Employee bonuses — Bonuses on profits are recognized in the periods in which the employees provide services, when we have a legal or assumed obligation and the amounts of such bonuses can be adequately estimated. Under MFRS they are recorded in the statement of income when paid.
•	Debt discounts and expenses — In December 2010, the certain prior debt was exchanged for the current debt, which is substantially similar because the present value of the cash flows discounted under the new terms of the debt is 10% lower than the cash flows discounted under the previous debt; therefore, in accordance with MFRS it does not qualify as a new debt instrument and the debt discount and placement expenses continue to be amortized over the remaining life of the new debt. However, IFRS require the exchange of the debt with the same creditor, a condition that is not fulfilled.
          As we will be adopting IFRS in 2011, our financial statements must comply with IFRS effective as of our December 31, 2011 reporting date. Accordingly, the estimated effects of adoption on certain significant line items of our consolidated financial statements as of and for the year ended December 31, 2010, detailed below, are based on assumptions our management has made about the standards and interpretations that are expected to become effective, and the accounting policies expected to be adopted, when we prepare our first complete set of IFRS financial statements as at December 31, 2011. Such standards and interpretations and, as a result, our accounting policies, will become final only when we prepare our first complete set of IFRS financial statements. Accordingly, the amounts prepared below may be subject to change until such date.

	December 31, 2010				December 31, 2010
	MFRS		Effect		IFRS
	(Thousands of Mexican pesos)
Statement of financial position

Real estate inventories	Ps.	4,360,671	Ps.	(92,008)	Ps.	4,268,663
Investment in concessions, net		26,000,351		(2,384,853)		23,615,498
Property, plant and equipment, net		4,211,574		93,861		4,305,435
Other assets, net		2,501,893		(945,484)		1,556,409
Provisions		1,930,084		621,949		2,552,033
Income taxes		5,260,107		(666,984)		4,593,123
Stockholders’ equity		21,574,120		(3,296,120)		18,278,000

Statement of income

Revenues		34,965,264		11,453		34,976,717
Operating income		2,511,291		224,274		2,735,565
Net income		1,203,567		(111,064)		1,092,503
A. OPERATING RESULTS
          Certain U.S. dollar amounts have been translated from Mexican pesos for convenience purposes at an exchange rate of Ps.12.38 per U.S.$1.00, the noon buying rate for Mexican pesos on December 31, 2010, as published by the Federal Reserve Bank of New York.
          In previous years, we reported our business segment data in six segments, which included the aggregation of airport concessions and other concessions into one segment, the Infrastructure segment. After further review of internal financial information delivered to key management, the importance of the airport and other concessions individually, and the review of the decision-making processes in relation to those reports, management determined that the airport concessions and other concessions should be presented as separate segments. Information presented herein has been restated to reflect these segments individually. Accordingly, currently our operations are divided into the following seven segments: (1) Civil Construction, (2) Industrial Construction, (3) Rodio Kronsa, (4) Concessions, (5) Airports, (6) Housing Development, and (7) Corporate and Other. The financial information presented herein conforms to the managerial approach required by NIF B-5, Financial Segment Information. See Note 28 to our audited consolidated financial statements.
Consolidated Results of Operations for the Three Years Ended December 31, 2010
     Total Revenues
          Total revenues increased 13.3% in 2010 from 2009. This increase was primarily attributable to an increased volume of work on projects in our Civil Construction segment and improved results in our Housing Development segment, principally because of the increased participation in the Los Portales home building and real estate business in Peru. These increases were partially offset by decreased revenues in our Rodio Kronsa segment.
          The following table sets forth the revenues of each of our segments and divisions for each of the years in the three-year period ended December 31, 2010. See Note 28 to our consolidated financial statements.

	Year Ended December 31,
	2010			2009			2008
	(Millions of			(Millions of			(Millions of
	Mexican		(Percentage	Mexican		(Percentage	Mexican		(Percentage
	pesos)		of Total)	pesos)		of Total)	pesos)		of Total)
Revenues:
Construction:
Civil	Ps.	22,143	63%	Ps.	19,604	63%	Ps.	11,402	50%
Industrial		4,401	13%		3,974	13%		4,152	18%
Rodio Kronsa		1,306	4%		1,514	5%		1,680	8%

Total		27,850	80%		25,092	81%		17,234	76%
Concessions		2,677	7%		2,231	7%		1,852	8%
Airports		2,144	6%		1,896	6%		1,988	9%
Housing Development		3,048	9%		2,271	7%		2,151	9%
Corporate and Other		32	—		20	0%		50	0%
Eliminations		(786)	(2%)		(639)	(2%)		(524)	0%

Total	Ps.	34,965	100%	Ps.	30,871	100%	Ps.	22,751	100%

          The 36% increase in total revenues in 2009 from 2008 was primarily attributable to increased revenues in our Civil Construction segment and Concessions segment, which were partially offset by decreased revenues in our Industrial Construction and Rodio Kronsa segments as well as our Airports segment.
     Gross Profit
          Consolidated gross profit increased 10.3% to Ps.5,014 million in 2010 compared to Ps.4,544 million in 2009, primarily due to gross profit increases in our Civil Construction and Housing segments and, to a lesser extent, our Concessions segment, which increases were primarily a result of higher profit margins of projects commenced in 2010, such as stage 2 of the Tepic federal prison, the La Caldera water pump and additional works in the Queretaro – Irapuato highway project, as well as recognizing the results of operation of the Los Portales real estate business.
          Consolidated cost of sales increased 13.8% in 2010 compared 2009. During 2010, the Airports segment recorded an allowance in the cost of sales for doubtful accounts of Ps.143 million, related to the bankruptcy filing by the airlines of Grupo Mexicana. Cost of sales also included the financing costs related to our projects in the Concessions and Housing Development segments. Such financing costs increased as compared to 2009. The higher financing costs in 2010 resulted from increased financing requirements in the mix of our projects, as well as the prepayment of the La Yesca derivative liability. These financing costs are accounted for within costs of sales because their corresponding project contracts include as a component of their price the financing costs of the project, in addition to the performance of the work.
          During 2009, cost of sales included financing costs related to our projects in the amounts of Ps.379 million in the Concessions segment, Ps.702 million in our construction business (composed of our Civil Construction, Industrial Construction and Rodio Kronsa segments), and Ps.60 million in the Housing Development segment. During 2008, costs of sales included financing costs related to our projects in the amounts of Ps.3 million in our Concessions segment, and Ps.271 million of cost of sales in the Civil Construction segment (related to the La Yesca hydroelectric project).
     Selling, General and Administrative Expenses
          Selling, general and administrative expenses increased 19.2% in 2010 from 2009, and remained steady in 2009 from 2008. The increase in 2010 was primarily due to the addition of new business units such as COTRISA and our increased participation in the Los Portales real estate business, from 18% to 50% beginning in May 2010, as well as from higher bidding and administration expenses.
     Operating Income
          The following table sets forth operating income or loss of each of our segments and divisions for each of the years in the three-year period ended December 31, 2010.

	Year Ended December 31
	2010		2009		2008
	(Millions of Mexican pesos)
Operating Income (Loss):
Construction:
Civil	Ps.	841	Ps.	702	Ps.	346
Industrial		213		228		114
Rodio Kronsa		13		43		13

Total		1,067		973		473
Airports		498		612		721
Concessions		588		707		542
Housing Development		276		165		144
Corporate and Other		(11)		(13)		(35)
Eliminations		93		2		(59)

Total	Ps.	2,511	Ps.	2,445	Ps.	1,786

Operating margin		7.2%		7.9%		7.9%
          Operating income increased 3% in 2010 from 2009, principally due to significantly increased operating income in the Civil Construction due to completion of construction projects, as well as an increase in the Housing Development segment resulting from consolidation of the Los Portales real estate business in Peru, which offset decreased operating income in the Concessions, Airports, Rodio Kronsa and Industrial Construction segments. The Concessions and Airports segments contributed 23% and 20% of total operating income, respectively. The Civil, Industrial and Rodio Kronsa construction segments contributed 42%, and 11% came from the Housing Development segment.
          During 2010, the Airports segment’s cost of sales included an allowance for doubtful accounts of Ps.143 million in the Airports segment related to the bankruptcy filing by the airlines of Grupo Mexicana.
Construction
     Civil Construction
          The following table sets forth the revenues and operating income of the Civil Construction segment for each of the years in the three-year period ended December 31, 2010.

	Year Ended December 31,
	2010		2009		2008
Revenues	Ps.	22,143	Ps.	19,604	Ps.	11,402
Operating income		841		702		346
Operating margin		3.8%		3.6%		3.0%
          Revenues. The 13% increase in the Civil Construction segment’s revenues in 2010 from 2009 was principally due to an increased volume of construction projects. The projects that contributed the most to revenues in 2010 were Line 12 of the Mexico City metro system with Ps.5,050 million, the La Yesca hydroelectric project with Ps.3,793 million, the Rio de los Remedios-Ecatepec highway with Ps.1,423 million, the Eastern Discharge Tunnel with Ps.1,235 million, and construction work on the RCO toll roads with Ps.1,037 million. The project that had the largest increase in its contribution to revenues in 2010 compared to 2009 was Line 12 of the Mexico City metro system, the revenues of which increased by 111% from 2009.
          The 72% increase in the Civil Construction segment’s revenues in 2009 from 2008 was principally due to an increased volume of work from projects awarded in 2008 and 2007 and their start-up thereof. The projects that contributed the most to revenues in 2009 were the La Yesca hydroelectric project with Ps.3,836 million, Line 12 of the Mexico City metro system with Ps.2,396 million, the Rio de los Remedios-Ecatepec highway with Ps.1,273 million, and construction work on the RCO toll roads with Ps.1,342 million.
          Operating Income. Operating income for the Civil Construction segment increased by 20% in 2010 from 2009 because of an increased volume of work and higher margins in the mix of projects under construction.
          Operating income for the Civil Construction segment increased by 103% in 2009 from 2008. This increase was due to the recovery of claims and advances on certain projects with increased margins.

          Financing costs related to the La Yesca hydroelectric project represented Ps.668 million and Ps.571 million of the cost of sales of the Civil Construction segment during 2010 and 2009, respectively, primarily due to the prepayment of certain derivative liabilities related to that project.
     Industrial Construction
          The following table sets forth the revenues and operating income of our Industrial Construction segment for each of the years in the three-year period ended December 31, 2010.

	Year Ended December 31,
	2010		2009		2008
Revenues	Ps.	4,401	Ps.	3,974	Ps.	4,152
Operating income		213		228		114
Operating margin		4.8%		5.7%		2.7%
          Revenues. The Industrial Construction segment’s revenues increased by 11% in 2010 from 2009. This increase primarily reflected increased work on projects under construction including the Poza Rica cryogenic plant and the four clean fuels projects at the Salina Cruz, Madero, Cadereyta and Minatitlan refineries. The projects that contributed the most to revenues in 2010 were the Poza Rica cryogenic plant with a value of Ps.887 million, which represented an increase of Ps.208 million from 2009, the Madero clean gasoline plant with a value of Ps.558 million, which represented an increase of Ps.17 million from 2009, the Chicontepec II oil field project with a value of Ps.550 million, which represented a decrease of Ps.754 million from 2009, Package II of the Minatitlan refinery with a value of Ps.152 million, a new project which we commenced in 2010, the Cadereyta clean fuels project with a value of Ps.444 million, which represented an increase of Ps.15 million from 2009, and the Salina Cruz clean fuels project with a value of Ps.310 million, a new project which we commenced in 2010.
          The Industrial Construction segment’s revenues decreased by 4% in 2009 from 2008, reflecting a decreased volume of work performed. The projects that contributed the most to revenues in 2009 were the Chicontepec II oil field project with a value of Ps.1,303 million, Package II of the Minatitlan refinery with a value of Ps.717 million, the Sempra Costa Azul nitrogen injection facility with a value of Ps.350 million and the AHMSA Phase II steel mill and plate line expansion with a value of Ps.358 million.
          Operating Income. The Industrial Construction segment had a 7% decrease in operating income in 2010 from 2009 primarily due to lower margins in the mix of projects under construction.
          The Industrial Construction segment had a 100% increase in operating income in 2009 from 2008 due to a contractual arrangement for the Barrick gold mine in the Dominican Republic, which had Ps.159 million in revenues and no costs, thus partially offsetting decreased revenues in the segment.
     Rodio Kronsa
          The following table sets forth the revenues and operating income of our Rodio Kronsa segment for each of the years in the three-year period ended December 31, 2010.

	Year Ended December 31,
	2010		2009		2008
Revenues	Ps.	1,306	Ps.	1,514	Ps.	1,680
Operating income		13		43		13
Operating margin		1%		2.9%		0.8%
          Revenues. The Rodio Kronsa segment’s revenues decreased by 14% in 2010 from 2009. This decrease was primarily a result of a recession in the construction and real estate sectors in Spain and Portugal, and austerity measures taken by the Spanish government in 2010, which resulted in the delay of some projects and the cancellation of others. This was partially offset by increased revenues in Morocco, Mexico and Central America. The Rodio Kronsa segment’s revenues decreased by 10% in 2009 from 2008. This decrease was primarily a result of a recession in the construction and real estate sectors in Spain, which was partially offset by increased revenues in Mexico and Central America.

          Operating Income. The Rodio Kronsa segment’s operating income decreased by 70% in 2010 from 2009. Operating income decreased disproportionately to revenues largely due to the impact of the recessions and the fixed base of selling, general and administrative expenses combined with the effect of the decrease in revenues.
          The Rodio Kronsa segment’s operating income increased by 231% in 2009 from 2008. Operating income increased largely due to strict expense control and cost optimization programs that began in 2008, which decreased costs in a manner proportionately greater than the decrease in revenues in this segment. One of the principal differences results from a provision for severance payments of 4.9 million euros in 2008 versus salary reductions of 2.7 million euros in 2009.
     Construction Backlog
          The following table sets forth, at the dates indicated, our backlog of construction contracts.

	As of December 31,
	2010		2010		2009		2008
	(Millions of U.S. dollars)		(Millions of Mexican pesos)
Construction
Civil	U.S.$	2,106	Ps.	26,081	Ps.	28,013	Ps.	35,885
Industrial		683		8,455		6,320		3,075
Rodio Kronsa		35		438		400		563

Total	U.S.$	2,824	Ps.	34,974	Ps.	34,733	Ps.	39,523

          Backlog at December 31, 2010 remained steady compared to December 31, 2009, primarily due to additions to existing contracts and new project awards replacing other projects as they are executed.
          Backlog at December 31, 2009 decreased compared to December 31, 2008, primarily due to the execution of projects in backlog, including the La Yesca hydroelectric project and Line 12 of the Mexico City metro system.
          Six projects represented approximately 68% of backlog in the Civil Construction segment, and 51% of total backlog, at December 31, 2010. The Mitla-Tehuantepec highway accounted for Ps.5,591 million, or 16%, of our total backlog as of December 31, 2010. We expect to complete this project in the fourth quarter of 2013. The La Yesca hydroelectric project accounted for Ps.3,385 million, or 10%, of our total backlog at December 31, 2010. We expect to complete this project in the fourth quarter of 2012. The Eastern Discharge Tunnel of the Mexico City valley drainage system, which we expect to complete in the first quarter of 2013, accounted for Ps.2,837 million, or 8%, of our total backlog as of December 31, 2010. The Agua Prieta Water Treatment Plant accounted for Ps.2,211 million, or 6%, of our total backlog as of December 31, 2010. We expect to complete this project in the fourth quarter of 2013. The Rio de los Remedios-Ecatepec highway, which we expect to complete in the second half of 2011, accounted for Ps.2,108, or 6%, of our total construction backlog as of December 31, 2010. The Atotonilco water treatment plant, which we expect to complete in November 2013, accounted for Ps.1,676 million, or 5%, of our total construction backlog as of December 31, 2010.
          In the Industrial Construction segment, backlog was Ps.8,455 million as of December 31, 2010. The four contracts for clean fuels projects (Salina Cruz, Madero, Minatitlan and Cadereyta) for Mexico’s state-owned oil company, Pemex, together accounted for Ps.6,516 million, or 77% of industrial construction backlog or 19% of our total construction backlog as of December 31, 2010. We expect to complete the Cadereyta project in the third quarter of 2012 and Salina Cruz, Madero and Minatitlan in 2013.
          As of December 31, 2010, approximately 5% of construction backlog was attributable to construction projects outside Mexico, and public sector projects represented approximately 92% of our total backlog.
          Our book and burn index (defined as the ratio of new contracts, plus net contract additions, to executed works) was 1.01 in 2010 compared to 0.81 in 2009, and 1.85 in 2008. The improvement of our book and burn index in 2010 from 2009 was due to a higher volume of new contract awards in 2010 as compared to 2009. The decrease of our book and burn index in 2009 from 2008 was primarily because of a lower level of new contract awards in 2009 at the same time that execution of contracts increased. Many of the projects being executed in 2008, 2009 and 2010 were originally entered into in 2007. Some of the projects contracts in 2007 include the Aqueduct II water supply, the Nuevo Necaxa—Tihuatlan highway, the Rio de Los Remedios—Ecatepec highway, the Reynosa 5 and 6 cryogenic plants, the Chicontepec II oil field, the La Yesca hydroelectric project and the expansion of the RCO tollroad network.

Concessions
          The following table sets forth the revenues and operating results of our Concessions segment for each year in the three-year period ended December 31, 2010.

	Year Ended December 31,
	2010		2009		2008
	(Millions of Mexican pesos)
Revenues	Ps.	2,677	Ps.	2,231	Ps.	1,852
Operating Income		589		707		542
Operating Margin		22%		32%		29%
          Revenues. The Concessions segment’s revenues was Ps.2,677 million in 2010. The segment’s revenues are principally derived from the collection of tolls on toll roads, fees for the availability and use of toll-free roads, and fees by volume of treated water delivered to the municipalities. The segment has 11 highways and five concessioned water projects as of December 31, 2010. Of these 16 concessions, seven were operational at year-end.
          Revenues increased 20% in 2010 from 2009, reflecting increased revenues of Ps.446 million, primarily related to Ps.399 million in revenues generated by the concessionaire’s share of construction work executed in 2010, an increase of 87% over 2009, Ps.634 million in financial income revenue in 2010, an increase of 57% over 2009, and Ps.336 million in service revenue earned as operator of the RCO tollroads in 2010, an increase of 14% over 2009, which was partially offset by a 1% reduction in toll revenues.
          The Concessions segment’s revenues increased 20% in 2009 from 2008, reflecting increased revenues of Ps.379 million, particularly related to revenue growth from the Corredor Sur highway and, to a lesser extent, revenues from the concessionaire’s share of construction work executed in 2009, which contributed approximately Ps.118 million of the increase in revenues.
          Operating Income. The Concessions segment reported a 17% decrease in operating income for 2010 compared to 2009, mainly as a result of increased costs of some operating concessions in the amount of Ps.94 million and a 47% increase of the amortization of our investment in the Acapulco Tunnel project.
          The Concessions segment’s operating income increased by 30% in 2009 from 2008 mainly as a result of (i) revenue growth from the Corredor Sur highway, which contributed Ps.389 million to operating income in 2009 compared to Ps.295 million in 2008, (ii) the cancellation of certain operating reserves in the amount of Ps.60 million, (iii) the Irapuato — La Piedad highway becoming an operating highway in 2009, during which it contributed Ps.45 million to operating income as compared to Ps.13 million in 2008, and (iv) a decrease in costs from Ps.1,847 million in 2008 to Ps.1,232 million in 2009.
Airports
          The following table sets forth the revenues and operating results of our Airports segment for each year in the three-year period ended December 31, 2010.

	Year Ended December 31,
	2010		2009		2008
	(Millions of Mexican pesos)
Revenues	Ps.	2,144	Ps.	1,896	Ps.	1,988
Operating Income		498		612		721
Operating Margin		23%		32%		36%
          Revenues. The Airports segment’s revenues increased by 13% in 2010 from 2009. Aeronautical revenues, principally passenger charges, increased 8%, and non-aeronautical revenues increased 11%, with the largest increases generated by the NH Terminal 2 Hotel at the Mexico City International Airport, leases (retailers, duty free and other leases), OMA Carga and advertising. An economic improvement in Mexico contributed to total passenger traffic remaining steady in 2010 from 2009, despite the indefinite suspension of operations of the Grupo Mexicana airlines since August 2010. Total terminal passenger traffic volume increased 1% in 2010 from

2009. Domestic terminal passenger traffic volume decreased 0.5%, while international terminal passenger traffic volume increased 6.7%. The main increases in total terminal passenger traffic volume in 2010 as compared to 2009 were at the Chihuahua (11%), San Luis Potosi (8%), Zacatecas (5%) and Monterrey (3%) airports. The main decreases in terminal passenger traffic in 2010 as compared to 2009 were at the Torreon (16%), Acapulco (13%) and Zihuatanejo (9%) airports.
          The Airports segment recorded a 5% decrease in revenues in 2009 compared to 2008. Aeronautical revenues, principally passenger charges, decreased 6%, and non-aeronautical revenues were essentially unchanged. Non-aeronautical revenues were supported by the start of operations of the NH Terminal 2 Hotel at the Mexico City International Airport in August 2009. Total terminal passenger traffic volume decreased 18% in 2009 from 2008. Domestic terminal passenger traffic volume decreased 17%, while international terminal passenger traffic volume decreased 22%. The economic recession in Mexico adversely affected domestic traffic in 2009 compared to 2008, which itself had been adversely affected by the exit from the market of Aviacsa, one of GACN’s principal airline clients, during that year and significant reductions in capacity by several other carriers. Generally all of our airports were negatively affected during 2009 by reductions in the volume of passengers, the H1N1 flu virus outbreak and the exit from the Mexican market of five airlines in less than a year. The main decreases in terminal passenger traffic in 2009 as compared to 2008 were at the Ciudad Juarez (30%), Acapulco (23%), Monterrey (21%), San Luis Potosi (21%) and Tampico (19%) airports.
          Operating Income. The Airports segment reported a 19% decrease in operating income for 2010 compared to 2009, mainly as a result of an allowance for doubtful accounts of Ps.143 million as a result of the bankruptcy filings by the companies of Grupo Mexicana, equivalent to 100% of Grupo Mexicana accounts receivable. This provision was recorded under cost of services. We have initiated legal proceedings to recover the Grupo Mexicana accounts receivable, but we cannot assure you that we will recover all or any portion of such receivables.
          The Airports segment’s operating income decreased 15% in 2009 from 2008, principally because of the decrease in revenues in 2009.
Housing Development
          The following table sets forth the revenues and results of operations of our Housing Development segment for each year in the three-year period ended December 31, 2010.

	Year Ended December 31,
	2010		2009		2008
	(Millions of Mexican pesos)
Revenues	Ps.	3,048	Ps.	2,271	Ps.	2,151
Operating income		276		165		144
Operating margin		9.1%		7.3%		6.7%
          Revenues. The Housing Development segment’s total revenues increased by 34% in 2010 from 2009, principally due to our increased participation in the Los Portales homebuilding and real estate business (from an 18% equity interest to 50%) during the second quarter of 2010 and our proportional consolidation of such participation, including its revenues and costs, in 2010. The increase was also attributable to the sale of a parcel of land in Cancun and an increase in the number of housing units sold from 7,077 housing units in 2009 to 7,116 in 2010. The increase in housing units sold was principally due to new projects and projects that began construction and sales in 2010.
          The Housing Development segment’s total revenues increased by 6% in 2009 from 2008 principally due to the mix of the economic strata of homes sold, which allowed us to sell homes with greater profit margins in 2009 as compared to 2008 despite a decrease in the total number of homes sold. The number of units sold decreased to 7,077 in 2009 from 7,433 units in 2008, principally due to the recession in Mexico and a slowdown in Mexican real estate. Through 2008, we considered a unit sold when we received a certificate of occupancy from an independent qualified entity and the client had a committed loan from a financial entity that provides mortgages. Beginning in 2009, we considered a unit sold when the deed of sale was registered in the public registry. This change in accounting policy was applied retroactively and thus did not affect the comparability of revenues from period to period. See Note 3a to our consolidated financial statements.
          Operating Income. The Housing Development segment’s operating income increased by 67% in 2010 from 2009. The increase was primarily attributable to the proportional consolidation of our participation in the Los Portales real estate business and a reduction in cost of sales (such reduction not including, however, the Los Portales real estate business) against revenues by 1% compared with 2009.
          The Housing Development segment’s operating income increased by 15% in 2009 from 2008. The increase in 2009 from 2008 was primarily attributable to the increase in revenues coupled with decreased costs mainly resulting from a reduction in corporate expenses of Ps.55 million and head office expenses of Ps.8 million.
Corporate and Other
          During the past several years, as part of our non-core asset divestiture program, we have sold substantially all of the operating assets in our Corporate and Other segment. The Corporate and Other segment contributed less than 0.1% of our total revenues in 2010.
          The following table sets forth the revenues and operating loss of the Corporate and Other segment for each year in the three-year period ended December 31, 2010.

	Year Ended December 31,
	2010		2009		2008
	(Millions of Mexican pesos)
Revenues	Ps.	32	Ps.	20	Ps.	50
Operating loss		(11)		(13)		(35)
          Revenues. The Corporate and Other segment’s revenues increased by 58% in 2010 from 2009 primarily due to sales of real estate assets. The Corporate and Other segment’s revenues decreased 59% in 2009 from 2008 primarily due to a decrease in our sales of real estate assets.
          Operating Loss. The Corporate and Other segment had a lower operating loss in 2010 compared to 2009, as well as in 2009 compared to 2008. The operating losses in each year were mainly due to the allocation of increases in maintenance and legal costs of real estate inventories.
Financing Cost, Net
          The following table sets forth the components of our comprehensive financing costs for each year in the three-year period ended December 31, 2010.

	Year Ended December 31, 2010
	2010		2009		2008
	(Millions of Mexican pesos)
Interest expense	Ps.	1,277	Ps.	1,033	Ps.	1,023
Interest income		(383)		(373)		(395)
Exchange gain (loss), net		(8)		105		(116)
Loss on financial instruments		73		2		29

Financing cost, net(1)	Ps.	959	Ps.	767	Ps.	541

(1)	Does not include net financing cost of Ps.1,566 million in 2010, Ps.1,140 million in 2009 and Ps.388 million in 2008 that are included in cost of sales. See Note 25 to our consolidated financial statements.
     The 25% increase in net comprehensive financing costs in 2010 from 2009 was mainly due to increased costs from higher interest expense and derivatives, which were partially offset by a foreign exchange gain in 2010 compared to a loss in 2009 because of an appreciation of the Mexican peso relative to the U.S. dollar in 2010. The 42% increase in net comprehensive financing costs in 2009 from 2008 was mainly due to depreciation of the Mexican peso relative to the U.S. dollar, resulting in a foreign exchange loss.
     Interest expense increased 24% in 2010 compared to 2009 primarily due to increased debt levels as a result of additional drawings on existing credit facilities and fees related to the restructuring of loans in the Airports segment. Interest expense increased less than 1% in 2009 compared to 2008.

     Interest income increased 3% in 2010 from 2009. Interest income decreased 6% in 2009 from 2008 primarily because of lower cash reserves.
     We reported a foreign exchange gain in 2010 compared to a foreign exchange loss in 2009, primarily due to the effect of the appreciation of the Mexican peso relative to the U.S. dollar on our dollar-denominated accounts payable. We reported increased foreign exchange losses in 2009 from 2008 due to the effect of the depreciation of the Mexican peso relative to the U.S. dollar on our dollar-denominated accounts payable.
     Our total debt as of December 31, 2010 increased 40% compared to December 31, 2009, primarily as a result of drawings on existing and expanded credit facilities for construction of the La Yesca hydroelectric project, which were permitted as a result of approved certifications for completed work on the project, and other projects in our Concessions and Airports segments.
     We issued U.S.$500 million of our 8.9% senior notes due 2021 in the first quarter of 2011; we used approximately half of the net proceeds to repay outstanding debt. The net effect of these transactions is not reflected in our debt at year-end. At December 31, 2010 and March 31, 2011, we had U.S.$107 million and U.S.$612 million, respectively, of debt issued or guaranteed as joint obligor by our parent company. Our total debt increased 30% at December 31, 2009 from December 31, 2008, as a result of drawings on existing credit facilities for the La Yesca hydroelectric project and other projects in our Concessions and Airports segments.
     At December 31, 2010 and 2009, 39% and 37%, respectively, of our total debt was denominated in currencies other than Mexican pesos, principally U.S. dollars or, in the case of some debt related to projects of Rodio Kronsa, euros. We may in the future incur additional non-peso denominated indebtedness. Declines in the value of the Mexican peso relative to such other currencies could both increase our interest costs and result in foreign exchange losses. Conversely, an increase in the value of the Mexican peso relative to such other currencies could have the opposite effect.
Other Income and Expenses, Net
          In 2010, our net other income was a loss of Ps.164 million, compared with net other income of Ps.687 million in the 2009. The decrease in 2010 was principally due to losses on sales of property, plant and equipment of Ps.71 million and a provision for restructuring Rodio Kronsa of Ps.65 million. In 2009, our net other income was Ps.687 million, compared with net other income of Ps.95 million in 2008. The increase in 2009 was principally due to the reversal of a previous impairment provision in the amount of Ps.681 million related to the Acapulco Tunnel project as a result of improved estimated future cash flows.
Income Tax
          In 2010, we recorded a net tax provision of Ps.264 million, which reflected a change in estimates for deferred taxes for our subsidiaries based on their financial projections. In accordance with MFRS, taxpaying entities must register deferred taxes, either for income tax or for the Mexican business flat tax (IETU), based on financial projections as to which tax is expected to predominate in future periods. These new projections show that some subsidiaries are expected pay more income tax and less IETU during future periods. As of December 31, 2010, we had Ps.3,472 million in consolidated net loss carryforwards and Ps.1,177 million in consolidated asset tax credits available. See Note 20 to our consolidated financial statements.
          Changes to Mexico’s income tax law were enacted on December 7, 2009 and went into effect on January 1, 2010. One of the most significant reforms requires companies to pay taxes on previous benefits taken resulting from tax loss carryforwards of subsidiaries that are consolidated for tax purposes. As a result of such reforms, we estimated that with respect to tax losses incurred by certain subsidiaries from 1999 to 2004, we will be required to pay Ps.281 million, of which Ps.70 million is payable in 2010 and Ps.211 million is payable from 2011 to 2014. A liability was recognized for such amount, with a corresponding charge to income tax expense in 2009. Additionally, for other specific consolidation benefits generated by certain subsidiaries from 2005 to 2009, we have estimated that additional taxes could amount to Ps.1,665 million, for which a liability has also been recognized, Ps.1,614 million of which we have been able to recognize as a deferred income tax asset while the remaining Ps.51 million was recognized in results of 2009. Accordingly, total income tax expense recognized in 2009 as a result of these reforms was Ps.332 million. Finally, income tax liabilities of Ps.844 million relating to other previous benefits outlined in the reforms were accrued as of 2009, which under INIF 18, Recognition of the Effects of the 2010 Tax Reform on Income Taxes, of MFRS permitted us to recognize such amount as a charge directly to retained earnings in 2009. However, modifications in 2010 to the original tax reforms established, among other things, that previously recognized obligations measured based on income tax equity accounts will become payable only upon the occurrence of certain triggering events. Companies must therefore analyze whether they continue to have a liability under the revised legislation based on the probability that such triggering events will occur and resulting obligations will materialize, depending on their intentions regarding the application of the tax consolidation regime. As a result of these modifications to the reform, we determined that the liability we recognized in 2009 of Ps.844 million no longer required recognition. Accordingly, in 2010, we recognized a reversal of the liability in our results, as permitted by MFRS. This benefit was almost completely offset by a write-off of Ps.830 million, Ps.197.4 million of which related to prior year tax loss carryforwards that were canceled given that the period to apply such tax losses against taxable earnings expired and Ps.632.4 million of which related to prior year tax losses that were canceled based on our current year evaluation of the projections of the subsidiaries at which such losses were generated and our subsequent determination that such subsidiaries will not be able to produce sufficient taxable earnings over the permitted period of amortization of such losses to allow their related application.
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
          The flat rate business tax applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the law, less certain authorized deductions. The flat rate business tax payable is calculated by subtracting certain tax credits from the tax determined. Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008. The law established that the flat rate business tax rate would be 17% in 2009 and 17.5% thereafter. Unlike income tax, a parent and its subsidiaries incur flat rate business tax on an individual basis. Upon enactment of the flat rate business tax law, the asset tax was eliminated; additionally, under certain circumstances, asset tax paid in the ten years prior to a year in which income tax is paid may be refunded. The flat rate business tax is assessed in addition to income tax.
          We estimate that with respect to tax losses incurred by certain subsidiaries through 2005, we will be required to pay Ps.707 million, of which Ps.196 million was paid in March 2011 and Ps.511 million is payable from 2012 to 2015.
          The statutory tax rate in Mexico was 28% for 2008 and 2009 and 30% for 2010. For 2011 and 2012 the statutory tax rate is expected to be 30%, for 2013 it is expected to be 29% and for 2014 it is expected to be 28%. Generally, the differences between effective tax rates and statutory tax rates are due to different rates for foreign subsidiaries, the effects of inflation and exchange rate fluctuations.
Share in Income and Loss of Unconsolidated Affiliated Companies
          Our unconsolidated affiliates include, among others, RCO, our joint venture affiliate with GS Global Infrastructure Partners I, L.P., and PMA Mexico. Our share of income of unconsolidated affiliated companies was Ps.79 million in 2010, as compared to a loss of Ps.114 million in 2009. The improvement was principally due to the sale in November 2010 of our equity method investee Autopistas Concesionadas del Altiplano, S.A. de C.V.’s assets used for the concession of the San Martin-Tlaxcala-El Molinito highway for Ps.609 million, of which we received Ps.120 million in proportion to our investment. The improvement in participation in the loss of unconsolidated affiliated companies to Ps.114 million in 2009 from Ps.433 million in 2008 was mainly the result of a deferred tax benefit of Ps.238.2 million recognized at RCO for the reversal of its valuation allowance as well as lower financing costs incurred at RCO of Ps.489.2 million in 2009, as compared to approximately Ps.758.4 million in 2008.
Net Income
          We reported consolidated net income of Ps.1,204 million in 2010, compared to consolidated net income of Ps.884 million in 2009. Despite decreased income before income taxes as a result of increased financial and other income resulting from the factors described above, we reported increased net income due to a decreased tax provision, mainly stemming from the reversal of a liability recorded in 2009 as a result of the 2009 tax reforms which, due to further modifications to such tax reforms in 2010, was no longer considered to be an obligation for us. We reported consolidated net income of Ps.884 million in 2009, compared to consolidated net income of Ps.606 million in 2008. The increase in 2009 was primarily attributable to higher operating income as a result of an increased volume of work and the reversal of the impairment provision for the Acapulco Tunnel recorded in net other income.
          Net income of non-controlling interest was Ps.295 million in 2010, essentially unchanged from Ps.288 million in 2009. Net income of non-controlling interest was Ps.288 million in 2009 as compared to Ps.212 million in 2008, which increase primarily reflected the addition of our noncontrolling interest in Viabilis Infraestructura, the contractor for the Rio de los Remedios — Ecatepec toll highway project.

          Net income of controlling interest was Ps.909 million in 2010, compared to Ps.595 million in 2009. This increase was due to a decrease in tax liabilities of Ps. 1,103 million.
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
Critical Accounting Policies and Estimates
          In January 2009, the National Banking and Securities Commission (CNBV) published amendments requiring the presentation of financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, starting with the year ending December 31, 2012, but allowing for early adoption.
          Our Board of Directors approved the early adoption of IFRS for the year ending December 31, 2011, with January 1, 2010 as “date of transition.” As a result, our financial statements for the year ended December 31, 2010 are the last statements that will be prepared in accordance with MFRS for public use.
          The early adoption of IFRS is intended to meet international requirements in terms of disclosure and transparency of financial information, as well as to aid investors in their evaluation and comparisons with other companies in the same sector. Note 29 in our consolidated financial statements describes the effects of adoption of IFRS as of December 31, 2010, as well as a description of the changes in the main accounting policies.
          As of December 31, 2010, we prepare our consolidated financial statements in accordance with MFRS. NIF A-8, Supplementary Standards to Financial Reporting Standards, requires that we apply other comprehensive bodies of accounting principles in cases where MFRS is silent on an issue, first applying IFRS, issued by the International Accounting Standard Board, or IASB, and subsequently any other standard or principle that is considered adequate, so long as it comes from a formal, recognized body of accounting principles which do not contravene the concepts of MFRS, such as U.S. GAAP. The SEC allows foreign private issuers to eliminate the reconciliation of financial statements with U.S. GAAP if the financial statements are prepared under IFRS.
          MFRS requires us to make estimates that affect the amounts recorded for assets, liabilities, income and expenses in our consolidated financial statements. MFRS also requires us to make such estimates based on available information and on the best knowledge and judgment of management according to historical experience and current facts. Nevertheless, actual results could differ from these estimates. We have implemented control procedures to ensure that our accounting policies are timely and adequately applied. The accounting policies that involve the use of estimates that substantially affect our consolidated financial statements for the year ended December 31, 2010, are as follows:
     Accounting for Construction Contracts
          As part of the planning process of a construction contract before commencing any project, we review the principal obligations and conditions of the specific contract for the purpose of (i) reasonably estimating the projected revenue, (ii) reasonably estimating the costs to be incurred in the project, (iii) reasonably estimating the gross profit of the project, and (iv) identifying the rights and obligations of the parties. Based on that analysis, and in conjunction with the legal and economic right to receive payment for the work performed as established in each contract, we utilize the percentage-of-completion method established in Bulletin D-7, Construction Contracts and Manufacturing Contracts for Capital Assets, to recognize revenues on our construction contracts.
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
          The construction contracts in which we participate are typically governed by civil law of various jurisdictions which recognizes a contractor’s right to receive payment for work performed. Under this body of law, the buyer is the legal owner of the works in execution while they are in-process, and the contractor is entitled to payment for work performed, even though payment may not occur until the completion of the contract. The typical terms of our contracts also provide for our right to receive payment for work performed.
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
          In recent years, our construction contracts have been increasingly of the fixed price type or mixed price contracts in which a portion of the contract is at fixed price and the rest at unit prices. Fixed price, not-to-exceed and mixed price contracts collectively accounted for approximately 86% of our construction backlog as of December 31, 2010, 75% of our construction backlog as of December 31, 2009 and 75% of our construction backlog as of December 31, 2008. While we have entered into contracts with unit pricing in the last three years, we believe that fixed price contracts are more prevalent in the construction market and the contracts that we enter into in the future will reflect this shift to fixed price contracts.
          Our construction contracts are recorded using the percentage-of-completion method established in Bulletin D-7, which is similar to that established in U.S. GAAP in Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 605, Revenue Recognition. The percentage-of-completion method allows the timely recognition of the performance of the project and appropriately presents the legal and economic substance of the contracts. According to this method, revenue is recognized in periodic form according to the execution progress of the construction, as if it were a continuous sale.
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
          Income from construction contracts is recognized based on costs incurred, taking into account the total expected costs and revenues as the contract progresses. The estimations are based on the terms, conditions and specifications of each specific project, including assumptions made by management of the project in order to ensure that all costs attributable to the project were included.
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
          We consider that the potential credit risk related to construction contracts is adequately covered because the construction projects in which we participate generally involve customers of recognized solvency. Billings received in advance of execution or certification of work are recognized as advances from customers. In addition we periodically evaluate the reasonableness of our accounts receivable. In cases when an indication of collection difficulty exists, allowances for bad debts are created and charged to results in the same period. Such allowance is determined based on management’s best judgment in accordance with prevailing circumstances at that time. Our policy is not to recognize an allowance for doubtful accounts on contracts that require the customer to pay for the work not as it is performed, but only when the project is completed unless there are sufficient indicators that such receivable will not be collectible.
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
          Construction backlog takes into account only those contracts in which we have control over such project. We consider ourselves to have control when we have a majority participation in the project and when we are assigned leadership of the project. In a case in which there is contractual joint control, the percentage of the contract is incorporated in the backlog according to our participation as provided in the contract.

     Long-Lived Assets
          We value our long-lived assets at their historical cost, and until December 31, 2007, we restated their value for inflation. We calculate depreciation on our fixed assets, such as buildings, furniture, office equipment and vehicles, over the useful life of the asset. The depreciation of machinery and equipment is calculated according to the units of production method (machine hours used in regard to total estimated usage hours of the assets during their useful lives, which range from 4 to 10 years). We calculate amortization, as in the case of our investment in concessions of highways and tunnels based on utilization rates during the concession term. For rights involving the use of airport facilities and concessions, amortization is based on the estimated useful life of the various components that make up the investment in the airport concession.
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
          Discount rates are determined using real rates (that is, excluding inflation) by calculating the weighted average cost of capital for each cash-generating unit, which in turn is calculated by estimating the cost of equity and the cost of debt incurred for each cash-generating unit. The cost of equity is calculated using the capital asset pricing model, which uses the beta coefficients of comparable public companies in local and international markets. The cost of incurred debt is calculated based on the terms of debt currently outstanding for projects in-process as well as existing financial market conditions. The method we use to calculate the recoverable value of our cash-generating units takes into account the particular circumstances of the assets, including the terms and conditions of each concession, machinery and equipment involved, and intangible assets.
          As part of the process to determine the recoverable values of our cash-generating units, we make sensitivity analyses that measure the effect of key performance variables on projected net cash flows, considering the most probable outcomes of those variables. The critical variables used in our sensitivity analyses for the determination of recoverable value consider those variables that create value in each of our projects. These include (i) operating revenues, (ii) costs of operation and (iii) macroeconomic conditions, including foreseeable changes in interest rates. Our analyses also include contractually agreed-upon values related to maintenance and other investments when we are contractually bound to incur such investments in certain projects. Variations in discount rates are taken into account considering general changes in market interest rates and are applied to three possible scenarios with respect to projections of revenues: an optimistic case, a probable case (base case) and a pessimistic case. We believe that this range of outcomes is sufficiently broad to help us analyze the limits of the value of each critical variable and can also be broad enough for us to effectively consider projects that are in the maturity phase. Variations are considered with respect to individual variables as well as with respect to “cross variations” where we apply simultaneous changes to combined variables.
          Types of Long-Lived Assets
          Depending upon their operating status, projects related to long-lived assets or cash-generating units can either be in the construction phase or operating phase. Projects in the construction phase are composed of investments in the process of being executed (constructed), whereas projects in the operating phase involve operating risks.
          In the case of highways, we participate in two main project types: concessions and public-private partnerships (PPS). The main difference between these categories is that revenues for PPS projects are paid directly by the government (not users) and include fixed revenues in addition to variable revenues, which we believe improves our revenue profile and risk exposure arising from our highways portfolio. Projected variable revenue scenarios are taken from studies that forecast traffic volume. These forecasts also take into account anticipated changes in toll levels and are prepared using statistical models based on historic behavior for each project. Operating expense projections are developed by the individuals in charge of the project operation. Projections for investment commitments are considered when such commitments are contractually required under the concession agreement. Projections are reviewed by operating committees and by the trusts in which both the governmental authorities and the project’s lenders participate. Our analyses as of December 31, 2010, using base case scenarios, indicate that a combined 19% decrease in variable revenues or 161% increase in operating costs would not result in impairment of our contractual obligations related to maintenance for these projects in the operating phase.
          In water treatment and transmission projects, the structure of the project differs only in that the service is not provided directly to the public at large, but instead to governmental entities for water and drainage systems. In these types of projects, revenues and expenses are related both to the demand for the services by the population as a whole and the operating capacity of the project. Typically revenues include a fixed component to recover investment and fixed operating and maintenance costs, as well as a variable component that depends on the volume of water processed. The sensitivity analyses in these cases are based principally on population increase, which is the most determinative factor for future demand for the service. Our analyses as of December 31, 2010, using base case scenarios, indicate that a 22% decrease in variable revenues or a 30% increase in operating costs, would not result in impairment of finished projects in the operating phase.
          Our airport projects are regulated by five-year master plans negotiated with the Mexican government, in which our future investment commitments are established and in which the maximum tariff we can charge per passenger is set. These are high-volume projects in which the variable that most affects the value in use is revenue. The sensitivity analyses for these projects are based on different scenarios of passenger traffic and ability to recover the maximum tariff. Our analyses as of December 31, 2010, using base case scenarios, indicate that a 25.3% decrease in revenues, a 134.1% increase in operating costs, or a 220% increase in capital expenditures would not result in impairment of our airports our contractual obligations related to investments at our airports.
          As of December 31, 2010, our pre-tax discount rates for highway projects average approximately 9.07% in real terms (excluding inflation), for water projects range from 6.5% to 10.2% in real terms, and for our airports average approximately 12.2%.
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
          We determine fair value under U.S. GAAP in a manner similar to how we determine it under MFRS, which is through the use of discounted cash flow analyses, using the same inputs and assumptions as those discussed under MFRS above. However, with respect to the determination of recoverable value for purposes of determining if an impairment should be recognized, MFRS requires the use of discounted cash flows, while U.S. GAAP considers the use of cash flows on an undiscounted basis.
          When the recoverable value improves, and such improvement is greater than the carrying value of the asset and appears to be permanent, we reverse the previously recorded impairment loss only under MFRS.
     Income Tax
          We determine and recognize current and deferred income tax. In the case of income tax, we are subject to the tax consolidation regime.
          A provision or benefit for current income tax and business flat tax is recorded in the results of the year in which such tax expense or benefit is incurred. Deferred tax for both the income tax and the business flat tax is recognized using the assets and liabilities method, which considers temporary differences derived from comparing the accounting and tax values of assets and liabilities, plus any future benefits resulting from unrecognized tax losses and unused tax loss carryforwards. The temporary differences are assessed at the income tax rate enacted for the years in which the assets and liabilities are expected to be recovered or settled. Accordingly, the effect on deferred tax assets and liabilities resulting from a change in rates and tax laws is recognized in the income statement in the year of enactment. The resulting deferred tax provision or benefit is reflected in the income statement.
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
          Per Bulletin C-10, Derivative Financial Instruments and Hedging Operations, we value and recognize all derivatives at fair value, regardless of the purpose for holding them. We base fair value on market prices for derivatives traded in recognized markets. If no active market exists, we value the derivative instrument using the valuation techniques carried out by a price provider authorized by the National Registry of Securities (Registro Nacional de Valores) and the valuations provided by valuation agents (counterparties). These valuations are based on methodologies recognized in the financial sector and are supported by sufficient and reliable information. Valuations are carried out monthly in order to review changes and impact on business units and consolidated results. Fair value is recognized in the consolidated statement of financial position as a derivative asset or derivative liability, in accordance with the rights and obligations of the derivative contract and in accordance with MFRS. For derivatives entered into in connection with the financing of a project that is in the construction phase, we capitalize the changes in the fair value of the derivative asset or liability within the consolidated statement of financial position as part of the cost of the project, which is then reclassified to results based on the percentage-of-completion of the related project.
          For cash flow hedges (including interest rate swaps and interest rate options) and foreign currency hedges designated as foreign currency cash flow hedges and including exchange rate instruments, foreign currency swaps and foreign currency options, the effective portion is temporarily recognized in other comprehensive income within stockholders’ equity and is subsequently reclassified to results when the results are affected by the item being hedged. The ineffective portion is recognized immediately in results of the period. For fair value hedges, the fluctuation in the fair value of both the derivative and the open risk position is recognized in results of the period in which it takes place. We carry out tests of effectiveness for derivatives that qualify as hedging instruments from an accounting perspective at least every quarter and every month if material changes occur.
          For those derivatives that do not comply with hedge accounting requirements, and are thus considered trading derivatives, the fluctuation in their fair value is recognized in results of the period when valued, except for the portion that is related to construction in-process and thus accounted for in the consolidated statement of financial position as part of the cost of a project.
          See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Derivative Financial Instruments.”
Other Policies
     Accounting for Low Income Housing Sales
          We recognize revenues derived from sales of low income housing, residential environment, and real estate when the risks and benefits of the housing have been transferred to the buyer, which occurs upon passage of title to the buyer.
          Our real estate inventories are divided into two large segments: land held for development and inventories in-progress (which include both houses under construction and unsold finished houses).
          The valuation of inventory, the control of the cost of sales and the related profit are recognized through a cost budgeting system. The cost budgeting system is reviewed quarterly and updated periodically when modifications are made to sales price or cost estimates of construction and development of the home. Variations in the original cost budget that require a change in value of inventory are applied to results in the period in which they are determined. Inventory costs include (i) the cost of land, (ii) rights, licenses, permits and other project costs, (iii) housing development costs, construction and infrastructure costs, (iv) comprehensive financing cost incurred during the construction period and (v) administration and supervision of real estate. The costs related to real estate projects that are capitalized during development of the project and are applied to cost of sales in the proportion in which revenues are recognized.
          To determine any possible impairment of our land held for development, we carry out appraisals every two to three years or more frequently when events or changes in circumstances indicate that the carrying amounts may not be recoverable.
          With respect to inventory in-progress, approximately 70% of homes under construction and unsold finished homes are within the low-income sector, while the remainder is within the moderate-income sector. With respect to homes in the low income sector, sales of such homes are generally financed by government-sponsored housing fund programs, which provide financial aid to customers to stimulate home purchases in this sector. Prices of homes in this sector are generally regulated by such government programs, thereby limiting our flexibility to establish sale prices. Sale prices in this sector are therefore sensitive to the availability of funding offered by the government under such programs as well as conditions prevailing in the Mexican economy, which in turn can be affected by global economic conditions. However, through 2010, we have not historically experienced significant fluctuations in sales in this sector and have been able to maintain a stable operating margin of between 14% and 16%. Despite the global financial crisis, Mexican governmental policies supporting housing development have continued, albeit at a slower pace. Although we expect that trend to continue, any strict price controls put in place by the Mexican federal government or inherent from adverse economic conditions in Mexico that exceed our current operating margin could cause an impairment with respect to housing in this sector.
          With respect to homes in the moderate-income sector, on a quarterly basis, we perform a review of estimated revenues and costs for the projects in-progress to evaluate the sector’s operating margin. Additionally, on an annual basis, we perform formal impairment tests based on discounted cash flow projections and to determine the expected rates of returns of the project. Such cash flow projections incorporate actual revenues and costs through the date of the evaluation as well as estimated future investments we expect to incur to complete and sell the project. Revenues are projected based on the current selling price of the home, considering any discounts that we may offer. Selling prices for the moderate-income sector are based on market studies of what a willing buyer would pay, comparable prices for similar projects in the areas in which we develop and the general economic conditions in Mexico. We only offer discounts on sale prices of homes when sales prices have increased over time and the discount would not exceed the original sale price of the home. Our policy is not to grant discounts when the discounted sales price would result in a value lower than the carrying value of the inventory. Our management determines discounts on a home-by-home basis. Cost estimates are based on our cost budgeting system as discussed above. Impairment is recognized when the fair value less costs to sell is less than the carrying amount of the inventory. As in the low-income sector, we generally earn a margin of approximately 14% to 16% in this sector. Accordingly, we are only required to recognize impairment on inventories in the moderate-income sector if we offer discounts greater than our operating margin or otherwise significantly reduce our prices below our operating margin because of, for example, market forces or deteriorating economic factors. We have not historically recognized impairment on inventory in this sector, nor have our cash flow projections through 2010 indicated any impairment loss for the inventory of homes in this sector
          In both the low- and moderate-income sectors, we have seen between a 7.5% decrease in the last quarter of 2010 and a 2.8% increase in the first quarter of 2011 in home sales, when compared to the same period in the prior year.
Effect of Application of the Critical Accounting Policies and Estimates on Results and Financial Position
          Set forth below are the results derived from the application of the aforementioned policies and their effects on our consolidated financial statements as of and for the years ended December 31, 2010, 2009 and 2008:
     Construction Contracts
          Our consolidated financial statements as of December 31, 2010 included a provision for costs relating to project terminations amounting to Ps.680 million and a machinery lease provision of Ps.476 million related to rental payments due and payable, as well as a short-term provision of Ps.3 million for estimated losses upon project termination related to projects that we expect to be substantially complete during 2011. Our consolidated financial statements as of December 31, 2009 included a provision for costs relating to project terminations amounting to Ps.449 million and a machinery lease provision of Ps.357 million related to rental payments due and payable, as well as a short-term provision of Ps.13 million for estimated losses upon project termination related to projects that we expect to be substantially completed during 2010. Our consolidated financial statements as of December 31, 2008 included a provision for costs relating to project terminations amounting to Ps.280 million and a machinery lease provision of Ps.203 million related to rental payments due and payable, as well as a provision of Ps.10 million for estimated losses upon project termination related to projects expected to be substantially completed during 2009. As of December 31, 2010, 2009 and 2008, our consolidated financial statements include an allowance for doubtful accounts related to construction contracts of Ps.421 million, Ps.223 million and Ps.440 million, respectively. Allowances and provisions were recorded based on our best estimates and current circumstances. If these circumstances change, we may need to modify the amount of allowances and provisions we have recorded.
Income Tax
          In 2010, we recorded a net tax provision of Ps.264 million, which reflected the following components:
•	a current income tax expense of Ps.209 million,

•	a deferred income tax expense of Ps.268 million,

•	a current flat rate business tax expense of Ps.295 million, and

•	a deferred flat rate business tax benefit of Ps.507 million.
          As of December 31, 2010, we had a net deferred tax liability of Ps.1,607 million, including a net deferred tax liability of Ps.3,692 million and a tax loss carryforward of Ps.2,084 million, as well as a deferred tax asset of Ps.1,468 million. The deferred income tax liabilities as of December 31, 2010 include the deferred tax effects of Los Portales, which was proportionally consolidated in 2010, of Ps.70 million. We recorded a valuation allowance for asset tax credits of Ps.1,468 million because we believe that the term allowed by Mexican law for the recovery of such amounts may expire prior to their recuperation. If these circumstances were to change, we may be required to increase or decrease the valuation allowance. As of December 31, 2010, we had a net deferred flat rate business tax liability of Ps.938 million.
          The financial projections determined as of December 31, 2010 reflect that some subsidiaries will pay more income tax and less business flat tax during the following years. The subsidiaries with significant changes in estimates are those in the Airports segment, due to the projections based on the maximum tariff rates set by the Mexican Ministry of Communications and Transporation for 2011-2015.
          As of December 31, 2010, we do not have any valuation of allowance under deferred taxes on temporary differences because we took advantage of all of our consolidated tax losses. Tax losses are expected to be offset by deferred tax liabilities that will reverse in subsequent periods. Our existing level of backlog is expected to generate a greater volume of business in the future, resulting in increased taxable income that will compensate deferred tax assets recognized as of December 31, 2010.
          In 2009, the Mexican Tax Authorities issued reforms to the Mexican Income Tax Law, which became effective on January 1, 2010. As a result of the enactment of these reforms, in 2009 we recognized tax liabilities of Ps.2,791 million, a deferred tax asset of Ps.1,615 million, a charge to results of Ps.332 million and a charge to accumulated results of Ps.844 million. During 2010, the Mexican Tax Authorities issued certain modifications to the original reforms establishing, among other things, that previously recognized obligations measured based on income tax equity accounts will become payable only upon the occurrence of certain triggering events. Companies must therefore analyze whether they continue to have a liability under the revised legislation based on the probability that such triggering events will occur and resulting obligations will materialize, depending on their intentions regarding the application of the tax consolidation regime. As a result of these modifications to the reform, we determined that a portion of the liability recognized in 2009 of Ps.844 million no longer required recognition. This liability was initially recognized in 2009 through retained earnings, as required by INIF 18. However, in 2010, we recognized a reversal of the liability through results, as permitted by MFRS. This reversal was almost fully offset by the write-off of Ps.830 million, Ps.197.4 million of which related to prior year tax loss carryforwards that were canceled given that the period to apply such tax losses against taxable earnings expired and Ps.632.4 million of which related to prior year tax losses that were canceled based on our current year evaluation of the projections of the subsidiaries at which such losses were generated and our subsequent determination that such subsidiaries will not be able to produce sufficient taxable earnings over the permitted period of amortization of such losses to allow their related application.
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
          As of December 31, 2009, we had a net deferred tax liability of Ps.1,306 million, including a net deferred tax liability of Ps.4,260 million, an asset tax credit of Ps.1,872 million and tax loss carryforwards of Ps.2,954 million. Also, as of December 31, 2009, we recorded a valuation allowance for asset tax credits of Ps.1,872 million, because we believe that the term allowed by Mexican law for the recovery of such amounts may expire prior to their recuperation. If these circumstances were to change, we may be required to increase or decrease the valuation allowance. As of December 31, 2009, we had a net deferred flat rate business tax liability of Ps.1,445 million.
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
          As of December 31, 2008, we had a deferred tax liability of Ps.2,617 million, an asset tax credit of Ps.2,307 million and tax loss carryforwards of Ps.2,556 million. Also, as of December 31, 2008, we recorded a valuation allowance for future tax losses and asset tax credits of Ps.3,076 million, because we believe that the term allowed by Mexican law for the recovery of such amounts may expire prior to their recuperation. If these circumstances were to change, we may be required to increase or decrease the valuation allowance. As of December 31, 2008, we had a net deferred flat rate business tax liability of Ps.1,979 million.
Derivative Financial Instruments
          We have entered into interest rate swaps and options (designated as cash flow hedges), foreign currency swaps and options (designated as foreign currency cash flow hedges) and other derivative instruments (designated as trading derivatives as they do not meet hedge accounting requirements) for the terms of some of our long-term credit facilities with the objective of reducing the uncertainties resulting from interest rate and exchange rate fluctuations. To date, the results of our derivative financial instruments have been mixed. Their marked-to-market valuation as of December 31, 2010, increased our derivative liabilities by Ps.42 million and decreased our derivative assets by Ps.59 million. Those effects are reflected as capitalized costs within assets for Ps.458 million, Ps.339 million in our consolidated equity and Ps.384 million in our profit and loss statement for 2010. Their marked-to-market valuation as of December 31, 2009, decreased our derivative liabilities by Ps.1,238 million and increased our derivative assets by Ps.15 million. Those effects were reflected as capitalized costs within assets for Ps.559 million, Ps.169 million in our consolidated equity and Ps.477 million in our profit and loss statement for 2009.
Long-Lived Assets
          As of December 31, 2010, we did not recognize any impairment of long-lived assets under MFRS or U.S. GAAP. However, as of December 31, 2009, we recorded a reversal of impairment on the Acapulco tunnel project of Ps.681 million under MFRS only.

Accounting for Low Income Housing Sales and Costs
          As of December 31, 2009, there is no impairment in our real estate inventories or low income housing inventories.
Recently Issued Accounting Standards
Adoption of International Financial Reporting Standards
          In January 2009, the CNBV published amendments to its Circular for Issuers to require the presentation of financial statements prepared in accordance with IFRS starting with the year ending December 31, 2012, but allowing for early adoption. The SEC allows foreign issuers to eliminate the reconciliation of financial statements with U.S. GAAP, if the statements are prepared under IFRS.
          Our Board of Directors approved the early adoption of IFRS for the year ending December 31, 2011, with January 1, 2010 as the “date of transition.” As a result, our financial statements for the year ended December 31, 2010 are our last public financial statements that will be prepared in accordance with MFRS.
          The early adoption of IFRS is intended to meet international requirements in terms of disclosure and transparency of financial information, as well as aid investors in their evaluation and comparisons with other companies in the same sector. Consequently, effective January 1, 2011, we suspended the application of MFRS in the preparation of our financial statements. For further information, see “Item 5. Operating and Financial Review and Prospects — Adoption of International Financial Reporting Standards.”
New International Financial Reporting Standards
          On May 12, 2011, the IASB issued a package of five new and revised standards for consolidation, joint arrangements and disclosures and implications with other entities.
          Each one of the five standards has an effective date for annual periods beginning on or after January 1, 2013, with early application permitted.
          Each one of the standards is summarized as follows:
          International Financial Reporting Standard 10, Consolidated Financial Statements, or IFRS 10, supersedes IAS 27, Consolidated and Separate Financial Statements and SIC 12, Consolidation - Special Purpose Entities, and introduces a single consolidation model based on control for all entities, regardless of whether an entity is controlled through voting rights of investors or through other contractual arrangements as is commonly accomplished with special purpose entities. In accordance with IFRS 10, control is based on whether an investor has 1) authority over the investment, 2) exposure or rights of return on its investment in the entity, and 3) the ability to use its authority over the entity to influence the return on its investment.
          International Financial Reporting Standard 11, Joint Arrangements, or IFRS 11, introduces new requirements for the accounting method for joint arrangements superseding IAS 31, Interests in Joint Ventures. The option of applying the proportionate consolidation method on jointly controlled entities is eliminated. Furthermore, IFRS 11 eliminates jointly controlled assets and requires entities to identify as a joint operation or joint venture. A joint operation is a joint arrangement whereby the parties with joint control have rights to the assets as well as obligations for the liabilities. A joint operator must account for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs applicable to its particular assets, liabilities, revenues and expenses. A joint venture is a joint arrangement whereby the parties with joint control have rights to the net assets of the arrangement. A joint venture is accounted for using the equity method.
          International Financial Reporting Standard 12, Disclosures of Involvement with Other Entities requires more disclosure on the consolidated and unconsolidated entities in which we have an interest. The objective is to present information to users of financial statements to evaluate the basis of control, restrictions on consolidated assets and liabilities, risk exposure implications arising from non-consolidated entities and the involvement of non-controlling interest holders in the activities of consolidated entities.
          International Accounting Standard 27, Separate Financial Statements — The requirements related to separate financial statements retains the current guidance but also has been amended for the issuance of IFRS 10.
          International Accounting Standard 28, Investments in Associates and Joint Ventures has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

          We are currently analyzing each of these standards to determine the effect on our financial statements arising from the application of this statement, particularly IFRS 11, which we believe is the most significant to our operations.
U.S. GAAP
Recently adopted accounting pronouncements
          On January 1, 2010, we adopted FASB ASC 860-10, which eliminates the concept of a qualifying special purpose entity (“QSPE”). The new guidance also requires an entity to reconsider its previous consolidation conclusions, including (1) whether an entity is a variable interest entity, or VIE, (2) whether the enterprise is the VIE’s primary beneficiary, and (3) what type of financial statement disclosures are required. Additionally, the amendments eliminate the scope exception previously available to certain QSPE’s. FASB ASC 860-10 also requires additional disclosures which focus on the transferor’s continuing involvement with the transferred assets and related risks retained. The adoption of this guidance did not have an impact on our consolidated financial statements and related disclosures.
          In January 2010, the FASB issued ASU No. 2010-06 — Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, or ASU 2010-06. ASU 2010-06 requires new and revised disclosures for recurring or non-recurring fair value measurements, specifically related to significant transfers into and out of Levels 1 and 2, and for purchases, sales, issuances, and settlements in the rollforward of activity for Level 3 fair value measurements. ASU 2010-06 also clarifies existing disclosures related to the level of disaggregation and the inputs and valuation techniques used for fair value measurements. The new disclosures and clarifications of existing disclosures about fair value measurements were effective January 1, 2010, except for the disclosures about activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this guidance did not have an impact on our consolidated financial statements and related disclosures.
          In March 2010, the FASB issued ASU No. 2010-11 — Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives. This update clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Only an embedded credit derivative that is related to the subordination of one financial instrument to another qualifies for the exemption. This guidance became effective for us beginning January 1, 2010, and did not have an impact on our consolidated financial statements and related disclosures.
Recently issued accounting pronouncements pending adoption
          In April 2010, the FASB issued ASU 2010-13 — Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades—a consensus of the FASB Emerging Issues Task Force (ASU 2010-13. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Earlier application is permitted. We are currently evaluating the effects of adopting the guidance in the ASU.
B. LIQUIDITY AND CAPITAL RESOURCES
General
          Our principal uses of funds in 2010 were:
•	Ps.337 million for the Rio Verde—Ciudad Valles highway.

•	Ps.192 million for the La Piedad bypass;

•	Ps.151 million for increased participation in the Los Portales real estate business;

•	Ps.133 million for the Nuevo Necaxa—Tihuatlan highway;

•	Ps.85 million for the Queretaro—Irapuato highway;

•	Ps.44 million for the Aqueduct II water supply project;
          Our principal sources of funds in 2010 were third party financing for our construction and housing development projects, proceeds from project execution and operating cash flow.
          Our expected future sources of liquidity include cash flow from our Civil Construction and Industrial Construction segments, our Concessions and Airport segments and third party financing or raising capital for our construction and housing projects. Also, in February 2011, we raised U.S.$500 million from an offering of our 8.9% senior notes due 2021. We cannot assure you that we will be able to continue to generate liquidity from these sources. We expect our principal future commitments for capital expenditures to include capital requirements related to new and existing concessions. Each of the concessions we currently have under contract has long-term third party financing. Our policy and practice is to have arrangements in place for third party financing at the time we participate in a bid for a concession. It is also our policy and practice to have arrangements in place for third party financing at the time we participate in a bid for a construction project, if the construction project requires financing (such as the La Yesca hydroelectric project). Construction projects that require third party financing include those without traditional public works payment procedures, where we receive an initial payment in advance and we invoice the client periodically after making expenditures for the project. Our traditional public works contracts, on the other hand, require spending simultaneously with or after payment of invoices by the public project owner, thereby typically not requiring capital expenditures in excess of available funding. Because of our third-party financing policies and the procedures of our public works contracts, we expect our capital requirements related to concessions to vary less than our discretionary capital spending in areas such as the Housing Development segment or non-public works construction, which are more often sensitive to market conditions.
          As of December 31, 2010, we had net working capital (current assets less current liabilities) of Ps.3,250 million, compared to Ps.2,632 million as of December 31, 2009 and Ps.5,263 million as of December 31, 2008. The increase in our total net working capital at December 31, 2010 from December 31, 2009 was primarily attributable to increases in cash flow from construction activities and asset sales, combined with increases in trade and contract receivables and inventory, outpacing increases in our accounts payable and bank debt, as well as a decrease in advances from customers. The decrease in net working capital at December 31, 2009 from December 31, 2008 was primarily attributable to (i) an increase in current liabilities to subcontractors and suppliers, (ii) accrued expenses and (iii) increased bank debt, each of which primarily resulted from an increase in number and volume of projects and additional work performed in 2009.
          From 2008 through 2010, we saw a trend toward lower net working capital balances in the Company. While subsequent to 2008 we have been awarded and are carrying out projects of similar size to the El Cajon hydroelectric project, for which we received payment in 2007, El Cajon represented a much larger percentage of our construction work in 2007, when our backlog was Ps.24,870 million, than projects of similar size represented in subsequent years such as 2010, when our backlog was Ps.34,974 million. The large payments received from El Cajon in 2007 thus had a historically disproportionate impact on our net working capital. Another trend toward our greater working capital needs is the growth of our Concessions segment, in which we have seen a trend toward greater investment requirements in infrastructure projects. When we perform construction under concessions in our Concessions segment, we generally must wait for an extended period—until after the concession has completed construction and begun operating—to recover the costs of construction. Additionally, our accounts receivables reflect a particular contracting scheme used in our Chicontepec II oil field and Package II of the Minatitlan refinery projects for Pemex where the contractor is paid only on major milestones, adding Ps.1,679 million to our accounts receivable as of December 31, 2010, and requiring us to provide significant advance funding. Pemex is no longer entering into this particular contracting scheme in their subsequent projects with us. Finally, when constructing public works, we often experience a delay in payment of our invoices, particularly in the initial phases of a project. The impact of the turmoil in the global financial system and the recession in Mexico may result in delayed payment of monthly invoices for construction compared to what is historically typical. We believe that our working capital is sufficient to meet our requirements in connection with work we currently intend to carry out over both the short and long-term.
          We are not experiencing and do not see a related trend toward increased current liabilities. Our liabilities have increased in line with increases in our volume of work and number of projects, which typically result in current liabilities to subcontractors and suppliers.
          Our cash and cash equivalents (including restricted cash) were Ps.4,519 million as of December 31, 2010, as compared to Ps.4,511 million as of December 31, 2009 and Ps.5,232 million as of December 31, 2008. At December 31, 2010, we had a current ratio (current assets over current liabilities) of 1.17, as compared to a current ratio of 1.15 at December 31, 2009.

          Cash and cash equivalents (including restricted cash) at year-end 2010 included:
•	Ps.1,193 million, or 26%, of our cash, cash equivalents and restricted cash, held by ICA-Fluor, which are unrestricted;

•	Ps.1,360 million, or 30%, of our cash, cash equivalents and restricted cash, held in reserves established to secure financings related to the Acapulco Tunnel, Corredor Sur highway, the Kantunil—Cancun toll road, the Rio Verde—Ciudad Valles, Nuevo Necaxa—Tihuatlan, Queretaro—Irapuato and Irapuato—La Piedad highway and La Piedad bypassprojects, all of which are restricted;

•	Ps.501 million, or 11%, of our cash, cash equivalents and restricted cash, held in our Airports segment, which are restricted; and

•	Ps.80 million, or 2%, of our cash, cash equivalents and restricted cash, held in our Rodio Kronsa segment.
          Certain uses of cash and cash equivalents by certain of our less than wholly-owned subsidiaries require the consent of the other shareholders or partners, as applicable, of such subsidiary or joint venture, which are the Fluor Corporation, in the case of ICA-Fluor, Soletanche Bachy France S.A.S., in the case of Rodio Kronsa, and FCC Construccion, S.A., in the case of the Nuevo Necaxa—Tihuatlan highway and the Aqueduct II water supply project, LP Holding, S.A., in the case of Los Portales, S.A. Also, certain projects awarded in 2010 are managed jointly with Promotora del Desarrollo de America Latina, S.A. de C.V., such as the construction of the second level of Periferico Sur in Mexico City, or Autovia Urbana Sur. In the case of these entities, the consent of our partners or other shareholders is only required with respect to the use of cash and cash equivalents outside of normal budgeted operations. The budget for normal operations is set by the board of directors of the relevant subsidiary, which are comprised of members appointed by both us and the other partners or shareholders, depending on the terms of the bylaws of the entity. While the cash held in these entities is not destined for a specific use or set aside as a compensating balance, the requirements for its use could limit our access to liquid resources or limit us from freely deciding when to use cash and cash equivalents outside of normal operations. Additionally, a portion of our cash and cash equivalents are held in reserves established to secure financings and thus form part of our restricted cash balances. The reserve requirements of such financings could also limit our access to liquid resources and limit our ability to decide when to use our cash and cash equivalents. See “Item 3. Key Information — Risk Factors — A substantial percentage of our cash and cash equivalents are held through less-than-wholly owned subsidiaries or joint ventures, or in reserves, that restrict our access to them.”
          We used a net Ps.4,108 million from operating activities during 2010, as compared to using a net Ps.2,167 million from operating activities during 2009 and a net Ps.1,508 million in 2008. The underlying drivers that led to changes in our operating cash flows in 2010 were (i) an increase in the number and volume of projects under execution, (ii) increased use of our cash reserves because of an increase in long-term accounts receivable owed by our clients (due to the payment structures of certain significant projects) and (iii) advance payments to suppliers.
          Portions of our assets are pledged to a number of banks under credit arrangements, including: WestLB AG, Banco Santander (Mexico), S.A., Banco Inbursa, S.A. Institucion de Banca Multiple, Grupo Financiero Inbursa, BBVA Bancomer, BG Trust Inc., Bank of America Merrill Lynch, Value Casa de Bolsa, S.A. de C.V., Banco Mercantil del Norte, S.A., Grupo Financiero Banorte, Banco Nacional de Mexico, S.A., Integrante del Grupo Financiero Banamex, Banco Espiritu Santo de Investimento, and Banco Nacional de Obras y Servicios Públicos, S.N.C., Institucion de Banca de Desarrollo. The assets we have pledged include collection rights under construction contracts, concessions, construction machinery and equipment, real property, dividend rights and shares of each of our financed concession projects. Notably among these, we have pledged our shares in Autovia Necaxa—Tihuatlan, S.A. de C.V., or Auneti, our subsidiary that operates the Nuevo Necaxa—Tihuatlan highway, our 50% interest in Los Portales, S.A., a real estate subsidiary located in Peru, RCO, our Atotonilco water treatment project, our interest in the El Realito project, our interest in the Agua Prieta project, our shares of Viabilis Infraestructura S.A.P.I. de C.V., or Viabilis, the contractor for the Rio de los Remedios—Ecatepec toll highway project, as well as the collection rights of the Rio de Los Remedios project. In general, assets securing credit arrangements will remain pledged until the arrangement secured by these assets expire. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these banks and our ability to incur further debt (whether secured or unsecured) is limited. At December 31, 2010, we had unrestricted access to Ps.2,975 million of our cash and cash equivalents, compared to Ps.2,678 million at December 31, 2009. See Note 4 to our consolidated financial statements.
          On December 22, 2010, we used proceeds of a new two-year bridge loan of approximately Ps.2,275 million with Bank of America, N.A. Cayman Branch to prepay Aeroinvest’s series 2007-1 Class A, Class B and Class C notes issued in 2007. The terms of the new bridge loan are similar to the terms of the notes they replaced, except that the term of the bridge loan is 24 months, the repayment of the loan does not result in a penalty, and GACN’s financial flexibility is expanded.
          Our debt agreements contain standard covenants and events of default applicable to us, including cross-defaults that permit our lenders to accelerate debt. Additionally, we have increasingly been required to accept market disruption clauses in our debt agreements, which, if invoked, typically require a borrower to pay a higher rate of interest when the interest rate under a loan agreement no longer adequately covers the actual cost to the lender of obtaining funds from whatever source it may reasonably select. Certain of our subsidiaries, such as the Constructora de Proyectos Hidroelectricos, S.A. de C.V. consortium, or CPH and ICA Panama, S.A., or ICA Panama, and unconsolidated affiliates have entered into debt and other agreements containing restrictive covenants that limit the ability of such subsidiaries and affiliates to pay us dividends. CPH’s financing for the La Yesca hydroelectric project contains various restrictive covenants typical in a project financing including, significantly, covenants limiting CPH’s access to additional cash other than what the project specifically requires until project completion and after final payment from the Mexican Federal Electricity Commission (Comision Federal de Electricidad) is received, as well as covenants limiting CPH’s ability to contract additional debt or guarantees. Our subsidiary Viabilis has contracted financing for the Rio de los Remedios-Ecatepec highway project that contains standard covenants and events of default applicable to Viabilis, significantly, reporting obligations, conduct of business, compliance with law, limitations on merger and acquisition transactions, limits on contracting additional debt or guarantees, limits on modification of construction contracts without the consent of the lenders and a prohibition on derivative transactions. The Viabilis financing agreement does not include covenants or events of default related to financial ratios. For our subsidiary ICA Panama, its bondholders, through a trustee they instruct, control the use of cash in excess of debt service and cash reserve requirements by the Corredor Sur project. Our unconsolidated affiliate RCO has financing with terms requiring a waterfall of payments that may restrict the cash available for distributions to shareholders until 2014. Restrictive covenants in our debt agreements restrict only the project contracting the financing agreement in which they are contained, and generally do not restrict our operating subsidiaries. See Note 18 to our consolidated financial statements and “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness.” We are not currently, and are not reasonably likely to be, in breach of any of our material debt covenants, and we do not have any stated events of default or cross-defaults in our debt agreements that would allow our lenders to accelerate our debt if not cured within applicable grace periods.
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
Indebtedness
          Our total debt to equity ratio was 1.5 to 1.0 at December 31, 2010, 1.12 to 1.0 at December 31, 2009 and 1.02 to 1.0 at December 31, 2008. The deterioration in the debt to equity ratio at December 31, 2010 from December 31, 2009 mainly reflected the incurrence of debt to finance the execution of projects, including concessions under construction and the La Yesca hydroelectric project; also, new working capital indebtedness outstanding at the parent company level at December 31, 2010 was Ps.1,060 million. Two of the loan agreements with include a parent company guarantee from Empresas ICA, S.A.B. de C.V. The deterioration in the debt to equity ratio at December 31, 2009 from December 31, 2008 mainly reflected the incurrence of debt for construction projects. The new debt in 2009 was principally incurred to finance the La Yesca hydroelectric project, the Aqueduct II water supply system and the Rio Verde — Ciudad Valles highway.
          As of December 31, 2010, approximately 26% of our consolidated revenues and 39% of our indebtedness were denominated in foreign currencies, mainly U.S. dollars. Unless, as is our policy, we contract debt financing in the same currency as the source of its repayment, decreases in the value of the Mexican peso relative to the U.S. dollar may increase the cost in Mexican pesos of our debt service obligations with respect to our U.S. dollar denominated indebtedness and may also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased. We have entered into cash flow hedges, including with respect to foreign currency cash flow, and other trading derivative instruments for the terms of some of our long-term credit facilities with the objective of reducing the uncertainties resulting from interest rate and exchange rate fluctuations. To date, the results of our derivative financial instruments have been mixed and have not substantially affected our cash flows. See “— Risks Related to Mexico and Other Markets in Which We Operate — Appreciation or depreciation of the Mexican peso relative to the U.S. dollar, other currency fluctuations and foreign exchange controls could adversely affect our financial condition and results of operations” and “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Derivative Financial Instruments.” Several of our subsidiaries have lesser exposure to foreign currency risk because a higher percentage of their revenues are denominated in U.S. dollars.
          Certain of our subsidiaries, such as CPH and ICA Panama, and unconsolidated affiliates have entered into debt and other agreements containing restrictive covenants that limit the ability of such subsidiaries and affiliates to pay us dividends. These restrictive covenants generally do not restrict our operating subsidiaries such as Ingenieros Civiles Asociados and ViveICA. See Note 18 to our consolidated financial statements.
          In 2010, our debt service obligations (principal and interest) totaled Ps.32,470 million for debt denominated in pesos and U.S. dollars, as compared to Ps.23,127 million in 2009 and Ps.17,828 in 2008. As of December 31, 2010, our net debt (interest paying debt less cash and cash equivalents) was Ps.27,951 million, as compared to Ps.18,617 million as of December 31, 2009. Our net debt increased in 2010 due to an increase in our debt, particularly in our Civil Construction division, Airports and Concessions segments and the La Yesca hydroelectric project. As of December 31, 2009, our net debt was Ps.18,617 million, as compared to net debt of Ps.12,596 million as of December 31, 2008. Our net debt increased in 2009 due to an increase in our debt, particularly in our Civil Construction division, Airports and Concessions segments and the La Yesca hydroelectric project, as well as a reduction in our cash and cash equivalents.
     Empresas ICA
          In February 2011, we issued U.S.$500 million of 8.9% senior unsecured notes due 2021. The notes are guaranteed on a senior unsecured basis by our subsidiaries CICASA, CONOISA and CONEVISA. Approximately half of the net proceeds from of the notes was used to repay a bridge loan among our subsidiary Aeroinvest, as borrower, us, as guarantor, and Bank of America, N.A., acting through its Cayman Branch, as lender. The balance of the proceeds from the notes was used for general corporate purposes, including equity contributions for new and existing projects. We are obligated under the indenture relating to the notes to comply with certain covenants, including a limitation on our ability to restrict subsidiaries from paying dividends, and a limitation on the incurrence of debt by subsidiaries that are not guarantors, project companies or joint venture.
     La Yesca
          CPH is a special purpose subsidiary created to construct the La Yesca hydroelectric project. The terms of the La Yesca contract require that we secure financing for the project costs and limit disbursements during the construction phase to 90% of the cash cost of any certified work performed. We and the other shareholder of CPH have agreed to guarantee certain obligations of CPH under the project contracts, including the financing documents, subject to certain limitations, in the event of an early termination of the public works contract for the project. CPH obtained financing for the construction phase of the La Yesca hydroelectric project in the first quarter of 2008 from WestLB AG, which also structured the financing for the El Cajon hydroelectric project. The financing consists of a U.S.$910 million line of credit to be used to cover construction costs and a U.S.$140 million revolving line of credit to be used to finance monthly working capital requirements and to be repaid from the construction line of credit, both of which contain various restrictive covenants typical in a project financing including, significantly, covenants limiting CPH’s access to additional cash other than what the project specifically requires until project completion and after final payment from the Mexican Federal Electricity Commission (Comision Federal de Electricidad) is received, as well as covenants limiting CPH’s ability to contract additional debt or guarantees. The $910 million construction line of credit was syndicated and has a term that lasts the duration of the construction period, which ends in July 2012, subject to certain permissible extensions if the La Yesca project completion date is delayed. The repayment of the construction line of credit is scheduled to occur in two installments: (i) the first payment to be made on the date of provisional acceptance of the first turbine unit, currently expected to occur in January 2012, in the amount of 60% of the fixed-price and 100% of the unit-price construction works performed as of that date, and (ii) the balance to be repaid upon delivery of the second turbine unit, expected in the second half of 2012. West LB is the sole lender of the U.S.$140 million working capital line of credit, which has the same term as the construction line of credit. The working capital line of credit is expected to be repaid from the construction line of credit.
          Because the terms of the construction contract provide that the Mexican Federal Electricity Commission will pay for the project upon completion, and the financing obtained by CPH covers only the project’s cash costs, the project will not generate any significant cash flow to us until completion, which is scheduled to occur in the second quarter of 2012. However, because we recognize revenues from the La Yesca hydroelectric project based on the percentage-of-completion method of accounting, the project is expected to generate a substantial portion of our revenues in 2011 and 2012. The La Yesca hydroelectric project generated Ps.3,793 million of revenue, or 11% of total revenues, in 2010. The La Yesca hydroelectric project represented a substantial portion of our receivables and indebtedness in 2010, and is expected to continue to represent a substantial portion of our receivables and our indebtedness in the future until the fourth quarter of 2012. At December 31, 2010, we had Ps.9,503 million in contract receivables (including receivables based on the percentage-of-completion method of accounting) and Ps.8,519 million of debt on our consolidated statement of financial position relating to the La Yesca hydroelectric project.
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
     Aeroinvest
On December 22, 2010, our subsidiary Aeroinvest entered into a Ps.2,275 million bridge loan with Bank of America, N.A. Cayman Branch to prepay Aeroinvest’s series 2007-1 Class A, Class B and Class C notes issued in 2007. In February 2011, we repaid this loan in its entirety with the funds obtained from the senior bonds issued by our company during that month.
     ViveICA Credit Lines
          On September 4, 2007, our housing subsidiary ViveICA entered into an uncommitted revolving debt facility funded by Deutsche Bank for the peso equivalent of U.S.$50 million to finance projects in several cities. The facility is denominated in pesos and has a maturity of six years, with a four-year revolving period during which ViveICA may draw on the funds. Because the facility is uncommitted, we did not pay a commitment fee to Deutsche Bank and Deutsche Bank will have discretion to cease advancing funds under the agreement. Since February 2010, we have been in the amortization period of the facility. As of March 31, 2011, we had drawn approximately Ps.537 million under the facility.
          We used this facility to finance projects before project authorization documents were obtained and to recover the appraised value of the project land upon delivery of definitive project authorization, thus increasing the turnover and liquidity of projects. Under this facility, ViveICA must comply with certain affirmative and negative covenants including: (i) maintaining a ratio of earnings before interest taxes and depreciation to interest expense of greater than 2.0x (as of December 31, 2010, such ratio was 3.71x, and as of March 31, 2011, such ratio was 2.78x), and (ii) a financial debt to assets ratio of less than 0.6x (as of December 31, 2010, such ratio was 0.21x and as of March 31, 2011, such ratio was 0.21x). This facility also includes an event of default and a condition precedent to disbursement of funds under the facility requiring the debt of the facility to maintain a rating of at least “mxAAA” for S&P and “Aaa.mx” for Moody’s. In 2010, due to a downgrade in the rating of the facility as a result of changes in the methodology of the ratings agencies, we received a default notice from the trustee of the debt holders, which was later cured by renegotiating the terms of the agreement. As part of the renegotiation, the facility’s minimum rating requirement changed to “Baa2.mx” for Moody’s; in addition, the S&P rating requirement was eliminated. There was been no termination or acceleration of this facility. Our outstanding amount under this facility amounts to Ps.280 million.
          On August 20, 2009, ViveICA entered into facility funded by IXE Banco for Ps.350 million. The facility is denominated in pesos and has a maturity of 2 years with interest at the 28-day Mexican Interbank Equilibrium Rate, or TIIE, plus 3.5%. ViveICA has received funds from the facility of Ps.350 million, which it used to repay short-term commercial paper. As of March 31, 2011, we have approximately Ps.173 million outstanding under this facility. We make monthly payments on the loan, which was expected to be fully paid upon expiration of its term on August 16, 2011. However, we have executed an agreement to reschedule the payments under this facility beginning in June 2010 to extend the repayment term for 36 months thereafter. We extended the repayment term in order to provide increased working capital for ViveICA. Under this agreement, ViveICA and Ingenieros Civiles Asociados, S.A. de C.V. have agreed not reduce our equity in ViveICA by more than 10% for the term of the loan. Ingenieros Civiles Asociados has provided a guarantee under the terms of this facility.
          On March 22, 2011, ViveICA entered into a Ps.500 million 3-year term facility with Banorte, with an interest at the 28-day TIIE, plus a 4% spread. This facility has a parent company guarantee from Empresas ICA, S.A.B. de C.V.

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
     Atotonilco
          On August 16, 2010, we entered into an 18-year term loan agreement with Banobras development bank for Ps.4,790 million. This facility has an interest rate at the 28-day Mexican Interbank Equilibrium Rate, or TIIE, plus 2.75% to 3.5%, depending on the year in which the funds are effectively disbursed. The collateral for this loan includes a pledge on our shares of the project concessionaire.
     Corredor Sur
          On May 17, 2005, a trust organized by our subsidiary ICA Panama issued U.S.$150 million of 6.95% notes due 2025. Payments of principal and interest on the notes will be made from the Corredor Sur highway’s operations. The notes are recourse solely to the trust, which has been assigned the right to payment from the tolls. The net proceeds from the placement of the notes (approximately U.S.$134.9 million) were principally used to repay 100% of the project’s outstanding indebtedness (including a payment of U.S.$51.2 million in respect of outstanding indebtedness to the International Finance Corporation) and to fund certain reserve accounts as required under the terms of the concession’s financing. The balance of the proceeds from the placement of the notes was used to repay a portion of our parent company indebtedness and for other corporate purposes. The holders of these notes, through a trustee they instruct, control the use of cash in excess of debt service and cash reserve requirements by the Corredor Sur project. On March 25, 2010 the government of Panama and we announced that the government of Panama would acquire the concession for the Corredor Sur tollroad for U.S.$420 million. The outstanding principal balance of the project’s debt is approximately U.S.$143 million. The government of Panama, we and the project’s creditors will decide whether the debt will be assumed by the government as part of the transaction (reducing the purchase price), or be repaid. There is no parent company guarantee of this Corredor Sur financing arrangement.
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

     The Kantunil-Cancun Highway (Mayab Consortium)
          In 2008, as a consequence of our acquisition of the Mayab Consortium, which holds the concession for the Kantunil-Cancun highway, we assumed the Mayab Consortium’s long-term debt securities, which as of December 31, 2010 were equivalent to Ps.2,478 million. The debt is denominated in Unidades de Inversion, or UDIs, which are Mexican peso currency equivalent units of account that are indexed to Mexican inflation on a daily basis (as measured by the change in the Mexican National Consumer Price Index). As of December 31, 2010, one UDI was equal to approximately Ps.4.5263. The concession has a term through December 2020. The long-term debt matures in 2019 and 2020, and is expected to be repaid from toll revenues generated by the concession. We consolidate the investment in our consolidated financial statements. There is no parent company guarantee of this Kantunil-Cancun highway financing arrangement.
     Viabilis
          In February 2010, our subsidiary Viabilis entered into a long-term financing agreement for the Rio de los Remedios-Ecatepec highway project with Banobras development bank. The Ps.3,000 million line of credit is to be applied to Phase 1 of the highway project. On April 15, 2010, Viabilis made its first draw under this line of credit in the amount of Ps.1,136 million. As of December 31, 2010, we have Ps.2,097 million outstanding under this line of credit. Viabilis is expected to receive further disbursements under the credit facility as the project’s execution advances through October 2011. This credit facility matures in 2037 and has a fixed interest rate of 7.8% plus applicable margin, which varies between 295 and 370 basis points over the term of the loan. Repayment of the loan is expected to occur over the final 14 years of its term; 70% of the loan will be subject to a fixed payment calendar while 30% is payable only to the extent cash is available from the highway project after the fixed-calendar payments are made. The financing agreement includes standard covenants and events of default applicable to Viabilis, significantly, reporting obligations, conduct of business, compliance with law, limitations on merger and acquisition transactions, limits on contracting additional debt or guarantees, limits on modification of construction contracts without the consent of the lenders and a prohibition on derivative transactions. The financing agreement does not include covenants or events of default related to financial ratios.
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
     Other Debt
          As of December 31, 2010 we had no other material outstanding long-term debt.
     Derivative Financial Instruments
          We enter into derivative financial instruments to reduce uncertainty on the return of our projects. From an accounting perspective our derivative financial instruments can be classified as for hedging or for trading purposes. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies and Estimates — Derivative Financial Instruments.” The decision to enter into a derivative financial instrument is linked, in most cases, to the financing for a project, because the uncertainties we seek to reduce result from fluctuations in interest rates and exchange rates relevant to the project’s financing. Our derivative financial instruments as of December 31, 2010 are composed of instruments that hedge interest rate and exchange rate fluctuations.
          When financing for our projects is at a variable interest rate, we may enter into interest rate hedges. Our interest rate hedges can include swaps to reduce our exposure to volatility risks; these swaps convert the interest rate from variable to fixed. We may also enter into interest rate options that establish a maximum limit to the variable rate to cap financial costs. In 2010, we entered into interest rate swaps in connection with an Aeroinvest loan, the La Piedad bypass and the Atotonilco project.
          We may enter into exchange rate hedges to reduce the foreign currency exchange rate risk where the currency used in the financing (and corresponding repayment) of the project is different from the currency in which we expect the project to incur labor, supply or other costs. In 2010, we entered into foreign exchange hedges in connection with the AHMSA Phase II steel mill and plate line expansion in our Industrial Construction segment.
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
          Our internal control policies state that entering into derivative financial instruments requires collaborative analysis by representatives from our Finance, Legal, Administration and Operations areas, prior to approval. Once this analysis has been concluded and documented, the responsibility for entering into derivatives belongs to the Finance and Administration areas, in accordance with our internal control policy. Our policies do not expressly require authorization by the Corporate Practices, Finance, Planning and Sustainability Committee or the Audit Committee for entry into derivative financial instruments. Our policies limit the authority of those who can execute derivative financial instruments in certain ways, the most important of which are the following:
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
     La Yesca Derivatives
          During 2008, we entered into foreign currency exchange options related to the La Yesca hydroelectric project to hedge our foreign exchange risk, because the financing and sources of payment (revenues) related to this project are in U.S. dollars while the majority of its project costs are in Mexican pesos. These options establish exchange rate levels that we expect will permit the U.S. dollars obtained from the La Yesca financing to cover the project’s costs and expenses in Mexican pesos. The four options we entered into established together an average exchange rate of Ps.11.33 per U.S. dollar, for the period from July 2008 to July 2010 for three of the options and to April 2011 for the fourth option. The notional amount fluctuated from U.S.$194.5 million to U.S.$499.3 million, based on the spot exchange rate compared to the exchange rate set forth in the derivative contract. We analyzed the effectiveness of these instruments with the assistance of external evaluators. The analysis concluded that the amount of the derivative covered the peso-denominated costs of the project, and any reduction in the market value of the instrument was expected to be offset by exchange gains on the value of the construction contract.

          Nonetheless, due to changes in the La Yesca construction schedule and the increasing volatility of Mexican peso-U.S. dollar exchange rate fluctuations, on April 20, 2009, we and the provider of the La Yesca foreign currency exchange options restructured the options to (i) stabilize the notional amount so that it remains unchanged regardless of the difference between the spot exchange rate and the exchange rate set forth in the derivative contract, (ii) reduce the notional amount to Ps.2,083 million (approximately U.S.$183.5 million), corresponding to weekly transactions averaging Ps.16 million (approximately U.S.$1.4 million), to better fit the La Yesca hydroelectric project’s peso obligations, and (iii) reschedule the weekly settling of notional amounts to match the revised construction schedule and disbursement program. The options as restructured were effective for the period from April 22, 2009 through February 29, 2012. The cost of renegotiating the La Yesca options was U.S.$33 million, for which the provider required a letter of credit from Compañia Hidroelectrica La Yesca, or COHYSA, as a credit support document. The letter of credit accrued interest at the London Interbank Offered Rate, or LIBOR, plus 450 basis points. The cost of renegotiation, including interest, becomes due upon completion of the La Yesca hydroelectric project. On September 15, 2010, we entered into a U.S.$16 million credit agreement to replace the expiring letter of credit.
          During 2007, we entered into two derivative contracts that establish a maximum interest rate of 5.5% (an interest rate cap). During 2008, we entered into a combination of a purchase of a cap option and a sale of a floor option (which establishes a minimum interest rate on the financing) on certain of our credit agreements related to the La Yesca project; this transaction was designated as a cash flow hedge. At December 31, 2009, the fair value of the combined cap and floor resulted in the recognition of a derivative liability of U.S.$25 million. At December 31, 2010, the fair value of the combined cap and floor resulted in the recognition of a derivative liability of U.S.$22 million.
     RCO Derivative
          RCO’s long-term financing has a floating interest rate. In order to hedge for fluctuations of the floating rate, RCO entered into six interest rate swaps; four of which swapped the floating rate for a fixed interest rate and the other two of which swapped the floating rate to a “real” (inflation-adjusted) interest rate. The real interest rate swaps are designed to hedge increases in the costs of RCO’s operating and capital expenditures because of inflation. Given that we recognize RCO as an equity method investment, the aggregate fair value to us of the six derivatives on December 31, 2010 was a loss of Ps.309 million, as compared to Ps.146 million on December 31, 2009, representing our share of the total value of the derivative. The cash flows derived from the four fixed rate swaps are paid or received on a monthly basis, while the cash flows derived from the two real rate swaps are paid on an annual basis. The aggregate notional amount for four fixed rate swaps is Ps.15,070 million, or approximately 58% of the total financing amount. The aggregate notional amount for the two real interest rate swaps is Ps.11,365 million. This derivative is classified as a hedging instrument.
     Other Derivatives
          In August 2006, we entered into a derivative financial instrument known as a “European style option,” which limits the interest rate on a notional amount of Ps.580 million of our debt securities. In August 2010, we renewed this financial instrument and changed the notional amount to Ps.490 million. At December 31, 2010, the fair value of the option was Ps.136 thousand, as compared to Ps.741 thousand on December 31, 2009. This option is classified as a hedge for accounting purposes.
          Between November and December 2010, we entered into a series of foreign exchange forwards with varying maturities in order to mitigate foreign exchange exposure on the AHMSA Phase II steel mill and plate line expansion. These instruments have a fair value as of December 2010 of Ps.19 million. These instruments are classified as hedging contracts for accounting purposes.
          In the second half of 2010, we entered into cross-currency swap transactions in order to mitigate our interest and exchange rate exposure in the Eastern Discharge Tunnel project to hedge prices of the tunnel boring machines used in this project. As of December 31, 2010, the fair value of these instruments is Ps.29 million. These instruments are classified as hedging contracts for accounting purposes.
          In February 2011, we entered into four coupon-only swaps to hedge our foreign currency interest payment exposure related to our U.S.$500 million senior unsecured notes. For more information on our senior unsecured notes, see “Item 5. Liquidity and Capital Resources — Indebtedness — Empresas ICA.” The fair value as of March 31, 2011 of these swaps is Ps.15.2 million. These instruments are classified as hedging contracts for accounting purposes

Additional Sources and Uses of Funds
          We may from time to time repurchase our outstanding equity securities if market conditions and other relevant considerations make such repurchases appropriate. The amount that we may use to repurchase our securities is authorized annually by our shareholders at our ordinary general meeting. See “Item 16E. Purchases of Equity Securities by the Issure and Affiliated Purchaser.”
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
          In recent years, our liquidity has also been adversely affected by the length of our average collection period for accounts receivable. Our average collection period for accounts receivable (including the La Yesca and El Cajon hydroelectric projects) considered net of value-added tax was 180 days as of December 31, 2010, which is a 33% increase from 136 days as of December 31, 2009, primarily as a result of the La Yesca hydroelectric project, from which we expect to collect payment at delivery.
C. TREND INFORMATION
          Please see “Item 5. Operating and Financial Review and Prospects,” “Item 3. Key Information — Risk Factors” and “Item 4. Information on the Company” for trend information.
D. OFF-BALANCE SHEET ARRANGEMENTS
          We do not engage in any off-balance sheet arrangements that have or that we believe are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
E. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Contractual Obligations
          The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity.
          As of December 31, 2010, the scheduled maturities of our contractual obligations were as follows:

	Payments Due by Period
			Less Than						More Than
Contractual Obligations	Total		1 Year		1-3 Years		3-5 Years		5 Years
	(Millions of Mexican pesos)
Long-term debt obligations	Ps.	27,644	Ps.	1,275	Ps.	13,008	Ps.	1,531	Ps.	11,830
Notes payable		4,685		4,685		—		—		—
Fixed interest(1)		5,673		526		1,425		849		2,873
Variable interest(2)		8,785		1,090		1,999		1,052		4,644
Operating lease obligations		1,304		638		649		9		8
Master development programs(3)		762		762		—		—		—
Purchase obligations(4)		235		39		78		79		39
Seniority premiums		501		—		41		30		430

Total	Ps.	49,589	Ps.	9,015	Ps.	17,200	Ps.	3,550	Ps.	19,824

(1)	Fixed interest rates range from 6.95% to 9.5%.

(2)	Variable interest rate was estimated using the following ranges: 0.77% (LIBOR plus spread) to 5.11% (LIBOR plus spread); and 4.90% (TIIE plus spread) to 11.37% (TIIE plus spread). When calculating variable interest rates, we used LIBOR and TIIE as of December 31, 2010.

(3)	In 2015, the fifth year of our current master development program, we expect to conduct a negotiation with the Ministry of Communications and Transportation to determine the new master development program’s commitments for the subsequent five years.

(4)	Reflects a minimum fixed annual payment of U.S.$3 million required to be paid under GACN’s technical assistance agreement, assuming an average exchange rate of Ps.13.05 to U.S.$1.00 and an annual U.S. inflation rate of 3.8%. The amount ultimately to be paid in any year will depend on our profitability.
               As of December 31, 2010, the scheduled maturities of other commercial commitments were as follows:

	Amount of Commitment Expiration per Period
	Total Amounts		Less Than						Over
Contractual Obligations	Committed		1 Year		1-3 Years		4-5 Years		5 Years
	(Millions of Mexican pesos)
Standby letters of credit	Ps.	2,927	Ps.	1,668	Ps.	1,256	Ps.	—	Ps.	2
Guarantees(1)		16,651		5		16,073		—		574

Total commercial commitments	Ps.	19,578	Ps.	1,673	Ps.	17,329	Ps.	—	Ps.	576

(1)	Consist principally of bonds delivered to guarantee bids, advance payments and performance.
Item 6. Directors, Senior Management and Employees
A. DIRECTORS AND SENIOR MANAGEMENT
          Management of our business is vested in our Board of Directors. Our bylaws provide that the Board of Directors will consist of the number of directors elected by our shareholders at the annual ordinary general meeting. In September 2006, our bylaws were amended to comply with the Mexican Securities Market Law in effect since June 2006. See “Item 6. Directors Senior Management and Employees— Board Practices.” Our current Board of Directors was elected on April 14, 2011 in three classes, with terms designed to provide a transition to the staggered term arrangement provided by the bylaws. The President of the Board of Directors must be a Mexican national. The Board of Directors currently consists of 17 members. As of April 14, 2011, ten of our directors are independent directors within the meaning of the Mexican Securities Market Law. The directors are as follows:

Name	Position	Years as Director	Age
Bernardo Quintana I.(1)	Chairman	33	69
Jose Luis Guerrero Alvarez(1)	Director	21	67
Alberto Mulas Alonso(3)(5)(6)	Director	5	50
Fernando Ruiz Sahagun(3)(5)	Director	5	67
Luis Rubio Friedberg(3)(5)(6)	Director	5	56
Francisco Javier Garza Zambrano(3)(5)(6)	Director	4	56
Diego Quintana Kawage(1)	Director	4	40
Alonso Quintana Kawage(1)	Director	3	37
Fernando Flores Perez(2)(5)(6)	Director	3	65
Elsa Beatriz Garcia Bojorges(3)(5)(6)(7)	Director	2	45
Aaron Dychter Poltolarek(2)(5)(6)	Director	2	58
Salvador Alva Gomez (2)(5)(6)	Director	1	60
Margarita Hugues Velez(2)(5)(6)	Director	1	40
Carlos Benjamin Mendez Bueno(2)	Director	1	58
Luis Horcasitas Manjarrez(3)(4)	Director	0	58
Ruben Lopez Barrera(4)	Director	0	42
Melissa Boisson Portillo(3)(4)(5)(6)	Director	0	33

(1)	Director whose term expires on April 30, 2012.

(2)	Director whose term expires on April 30, 2013.

(3)	Director whose term expires on April 30, 2014.

(4)	On March 23, 2011, the Board of Directors approved the retirement of Mr. Sergio F. Montaño Leon and Mr. Luis Fernando Zarate Rocha and accepted the resignation of Mr. Juan Claudio Salles Manuel. They were replaced by Mr. Luis Horcasitas Manjarrez, Mr. Ruben Lopez Barrera and Ms. Melissa Boisson Portillo, who will complete their unexpired terms. On May 5, 2011, the Board of Directors accepted the resignation of Dr. Alcocer due to his becoming an officer in the Mexican Ministry of Energy.

(5)	Independent directors within the meaning of the Mexican Securities Market Law.

(6)	Independent directors within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

(7)	Audit committee financial expert, within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002.
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
          Jose Luis Guerrero Alvarez has been a member of our Board of Directors since 1990, and our Chief Executive Officer and Executive Vice President since January 2007. Dr. Guerrero was previously our Chief Financial Officer and Executive Vice President. Between 1972 and 1979, he held positions as Planning Director of Combinado Industrial Sahagun, Technical Director at Roca Fosforica Mexicana, and Technical Planning and Development Submanager at the Lazaro Cardenas Las Truchas steel plant. He also worked at Wichman Wimet, Conventry (United Kingdom), Fabricas Automex and Industria del Hierro. Dr. Guerrero holds an engineering degree in Mechanical and Electrical Engineering from the Universidad nacional Autonoma de Mexico (UNAM), a diploma D’Ingenieur from the Institut Superieur des Materiaux et de la Construction Mechanique of Paris, France, an M.S. and a Ph.D. in Engineering from the University of Illinois at Urbana-Champaign, and has attended various executive courses at Harvard University, Stanford University, the University of Pennsylvania, the Instituto Technologico Autonomo de Mexico (ITAM) and the Instituto Panamericano de Alta Direccion de Empresa (IPADE) Universities. Dr. Guerrero has been a professor in Materials Science in the Engineering School of UNAM and a professor of Finance at IPADE. In addition to being a member of our Board of Directors, Dr. Guerrero is also the Chairman of the Board of GACN and an independent member of the Board of Directors of the Mexican Stock Exchange. He is also a former member of the Board of Directors of Banco Nacional de Mexico, among other companies.
          Alberto Mulas Alonso has been a member of our Board of Directors since 2004. Mr. Mulas is the managing director of CReSE Consultores, S.C., a consulting firm that specializes in strategy, finance and corporate governance. Mr. Mulas’s experience derives from his work as an investment banker with Bankers Trust, J.P. Morgan, Lehman Brothers and Donaldson, Lufkin & Jenrette, having been responsible for the Mexican operations of the last two entities. Mr. Mulas has also worked for the administration of President Vicente Fox until December 2002 as Undersecretary of Urban Development and Housing, and then as the Commissioner of the National Housing Development Commission (Comisionado Nacional de Fomento a la Vivienda). Mr. Mulas is currently a director of the government development banks Bancomext and the Sociedad Hipotecaria Federal. He also serves on the boards of GACN, S.A.B. de C.V., URBI, S.A.B. de C.V., Grupo Comex and Organizacion Ramirez (owner of CINEPOLIS, a chain of movie theaters). Mr. Mulas holds a chemical engineering degree from Universidad Iberoamericana and has an M.B.A from Wharton Business School, University of Pennsylvania.
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
          Alonso Quintana Kawage is Chief Financial Officer, head of the Executive Committee and a member of our Board of Directors. Effective July 1, 2011, he will become our Chief Operating Officer. Since becoming CFO in January 2007, Mr. Quintana has led the effort to secure the financing for the most rapid growth in ICA’s history, including landmark projects such as the La Yesca hydroelectric project, the FARAC I tollroads, and the Nuevo Necaxa — Tihuatlán highway. In addition, he led two international equity offerings in 2007 and 2009 that raised over US$750 million in the international and domestic markets, and an international bond offering that raised US$500 million in 2011. Mr. Quintana originally joined ICA in 1994. In addition to his work in the finance group since 2002, he has served in our Industrial Construction and Civil Construction segments, as well as our Infrastructure divisions. He is a director of GACN, our publicly-listed airport subsidiary, and ICA Panama. Mr. Quintana is a civil engineering graduate of the Universidad Iberoamericana, and has an MBA from the Kellogg School of Management of Northwestern University in Chicago.
          Diego Quintana Kawage has been a member of our Board of Directors since 2008, and is our representative for the Industrial Construction segment, as well as responsible for our Airports and Housing Development segments and for strategic alliances. He joined ICA in 1995, and served as the Director General of ViveICA, ICA’s homebuilding company, from 2004 to 2009 and as Finance Director of ViveICA from 2000 to 2003. He is an economics graduate of the Universidad Anahuac and has a Master’s of Science in Management from Stanford University.
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
          Carlos Benjamin Mendez Bueno has been on our Board of Directors since April 2010, and has been the Divisional Director of our Concessions segment since January 2007. Mr. Mendez is a civil engineer with a bachelor’s degree from the Universidad Nacional Autonoma de Mexico (UNAM). He has participated in various post-graduate studies such as “Strategic Planning” at the University of Pennsylvania’s Wharton School and “Certification in Project Administration” from the International Institute of Learning. He has been with us since 1975 and has held various management and senior management positions within civil construction, international projects, and infrastructure. Mr. Mendez is a member of the alumni association of the Engineering School at the UNAM, and is currently Vice President for Industrial Relations, Representation, and Management of the Mexico City delegation to the Mexican Construction Industry Chamber. He is also a board member of the Mexican Road Association (AMC) and represents ICA before the International Road Federation Executive Officers.
          Luis Horcasitas Manjarrez has been elected to our Board of Directors beginning July 1, 2011. He has been our Vice President overseeing Civil Construction for ICA and a member of ICA’s Executive Committee. In his more than 30 years of experience in ICA, he has held a variety of positions including as divisional director of heavy construction, director of infrastructure operations, and director of international concessions, among others. Mr. Horcasitas was also the director of our El Cajón hydroelectric project. He studied engineering at the Escuela de Ingeniería Municipal and has taken specialized courses in road building. He previously served as the Vice President of Construction for the Mexican Association of Roadways, A.C. (AMIVT) and as alternate representative of the Communications and Transportation sector of the Mexican Construction Industry Chamber of Commerce. He is an active participant in several engineering related associations in Mexico.
          Ruben Lopez Barrera has been elected to our Board of Directors beginning July 1, 2011. He has been the Vice President and Director of Strategic Planning, Business Development, and International for ICA and a member of ICA’s Executive Committee. He previously served as Chief Executive Officer of ICA’s airport subsidiary MA, as also as OMA’s Director for Human Resources, Legal, and Communication, and as ICA’s Business Development Director and Project Finance Director. He has more than 17 years working in ICA. Mr. López received a degree in Civil Engineering from the Universidad Iberoamericana, a Master of Science in Management from the Stanford University Sloan Master’s Program, and a Master’s in Business Administration from the joint program of the Pontificia Universidad Católica de Chile and the University of Washington in Seattle, WA.
          Melissa Boisson Portillo has been elected to our Board of Directors beginning July 1, 2011. She is the currently the Public Affairs Manager for the North Region of Latin America for The Dow Chemical Company based in Mexico City. Prior to her involvement with Dow, she held various public affairs positions in both, industry and government institutions as well as in the Interamerican Development Bank. She holds a Master of Science in Sustainable Development from the Instituto de Estudios Superiores de Monterrey, and studied at a research exchange and thesis program at Twente University in the Netherlands. She is a member of the International Network of Leaders in Environment and Development (LEAD); in addition, she holds a Bachelor’s degree in International Relations from the Universidad Iberoamericana. Ms. Boisson participates in various corporate social-responsibility related groups and is Vice-Chair of the Social Responsibility Committee within the American Chamber of Commerce in Mexico and member of the board of a non-profit organization, INNOVEC, whose main focus is to promote science teaching and learning through innovative methodologies for Mexican children.

          Our executive officers currently are as follows:

		Years as
		Executive
Name	Current Position	Officer
Jose Luis Guerrero Alvarez	Chief Executive Officer	21
Alonso Quintana Kawage (1)	Vice President, Chief Financial Officer	4
Sergio F. Montaño Leon (2)	Executive Vice President	21
Luis Fernando Zarate Rocha (2)	Executive Vice President	16
Diego Quintana Kawage	Executive Vice President, Industrial Construction, Airports, Homebuilding, Real Estate and Strategic Alliances	4
Carlos Benjamin Mendez Bueno	Vice President, Concessions	4
Ruben Lopez Barrera	Vice President, Strategic Planning, Business Development and International	1
Luis Horcasitas Manjarrez	Vice President, Civil Construction	1
Juan Carlos Santos	Divisional Director, Industrial Construction	4
Luis Urrutia Sodi	Divisional Director, Housing Development	2
Victor Bravo Martin (1)(3)	Divisional Director, Airports; Chief Executive Officer of GACN	2
Gonzalo Sanchez Diaz	Divisional Director, Rodio Kronsa	2
Rodrigo Quintana Kawage	General Counsel	2

(1)	Effective July 1, 2011, Mr. Alonso Quintana will be become Chief Operating Officer of the company. On that same date, Mr. Victor Bravo Martin will succeed Mr. Quintana as our Vice President and Chief Financial Officer.

(2)	Effective July 1, 2011, Mr. Sergio F. Montaño Leon and Mr. Luis Fernando Zarate Rocha will have retired as executive officers.

(3)	Effective July 1, 2011, Mr. Porfirio Gonzalez will succeed Victor Bravo Martin as our Divisional Director for the Airports segment.
          Juan Carlos Santos is our Divisional Director of Industrial Construction. He first joined ICA in 1992, and has served as an alternate member of our Board of Directors, the Director of Projects for ICA-Fluor, and the Project Manager for the liquefied natural gas terminal in Altamira, Tamaulipas. Previously, he was the contracts and project control manager for the Cantarell nitrogen plant. He is a civil engineering graduate of the Universidad Nacional Autonoma de Mexico and holds a master’s degree in business administration from Georgetown University in Washington, D.C.
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
          Victor Bravo Martin has been our Divisional Director our Airports and Chief Executive Officer of GACN since July 2009. Effective July 1, 2011, Mr. Bravo will be our Chief Financial Officer. Mr. Bravo has more than 20 years of professional experience. He has served as GACN’s Chief Financial Officer since March 2006. Prior to joining GACN, he served in various capacities with us from 1986 to 2006, including Corporate Finance Director, Project Finance Director, Corporate Finance Analysis Manager and Corporate Economic Analysis Manager. Mr. Bravo holds a B.S. in economics from the Instituto Tecnologico y de Estudios Superiores de Monterrey, a diploma in finance from the Instituto Tecnologico Autonomo de Mexico, and an M.B.A. from the Leonard N. Stern School of Business at New York University and the Manchester University School of Business.
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

          Porfirio Gonzalez has more than 15 years professional experience in the airport industry. He has been GACN’s director of airports since 2006. In that position, he was responsible for the relationships of GACN and the airports with federal, state and local authorities. He also oversaw and coordinated the airport consultative councils of all 13 airports. These councils bring together airport managers, airlines, other airport service providers and governmental authorities to ensure effective airport operation. From 1998 to 2006, Mr. Gonzalez served as the director of the business division, subdirector of operations and development, and manager of the Monterrey International Airport.
          Effective July 1, 2011, an Executive Committee headed by Mr. Alonso Quintana Kawage will coordinate our operations across our various business divisions. The members appointed to our Executive Committee are as follows:

Name	Current Position
Alonso Quintana Kawage(1)	President
Diego Quintana Kawage	Vice President, Industrial Construction division, Airports, Housing and Strategic Alliances
Carlos Benjamin Mendez Bueno	Vice President, Concessions
Luis Horcasitas Manjarrez	Vice President, Civil Construction
Ruben Lopez Barrera	Vice President, Strategic Planning, Business Development and International

(1)	Effective July 1, 2011, Mr. Alonso Quintana will be become Chief Operating Officer of the company. On that same date, Mr. Victor Bravo Martin will succeed Mr. Quintana as our Vice President and Chief Financial Officer.
B. COMPENSATION
          For the year ended December 31, 2010, the aggregate compensation of our directors and executive officers paid or accrued in that year for services in all capacities was approximately Ps.210 million. In 2010, we paid management and non-management directors Ps.40 thousand net of taxes for each board meeting, Corporate Practices, Finance, Planning and Sustainability Committee meeting or Audit Committee meeting they attend. As of April 14, 2011, our shareholders approved the payment of Ps.44 thousand net of taxes to management and non-management directors for each board meeting. Additionally, we pay non-management directors U.S.$250 per hour for work related to their duties on our board or on either committee. We also paid the Chairman of the Board of Directors Ps.9 million net of taxes in 2010.
Management Bonuses
          Generally members of senior and middle management currently become eligible for bonuses after five years of service. Cash performance bonuses are paid to eligible members of management by the subsidiaries that employ them.
          Our Compensation Committee determines the bonuses for senior and middle management. The Corporate Practices, Finance, Planning and Sustainability Committee determines compensation for executive officers and the Chief Executive Officer. We have adopted the following policy regarding the calculation of the performance bonus:
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
Options to Purchase Securities from Registrant or Subsidiaries
          On March 31, 2000, we adopted a stock option plan pursuant to which our officers and senior-management were entitled to annual stock options. Options were granted based on a percentage of the grantees’ annual base salary on April 29, 2003.
          The stock option plan was terminated on April 16, 2004 and all options granted under the plan expired on April 29, 2010. We do not expect to grant stock options going forward.
          Prior to their expiration on April 29, 2010, 113,485 options (on a post-reverse split basis) were exercised at a weighted average exercise price of Ps.22.50. As of December 31, 2010, we had no stock options outstanding.
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
          For the year ended December 31, 2010, the aggregate amount that we have accrued to provide pension and retirement benefits is Ps.216 million.
          In 2011, the existing defined benefit pension plan was replaced with a new voluntary retirement savings plan offered to senior and executive management employees. This plan offers a pretax savings component of up to 10% of the employee’s taxable income, and corporate matching of up to 2.5%.
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
          Our Board of Directors meets at least on a quarterly basis and has the duties and authority set forth in the company’s bylaws and in the Mexican Securities Market Law. The chairman of the Board of Directors is appointed by the shareholders at each annual ordinary general shareholders’ meeting, or by the Board of Directors itself, and has the authority to propose to the board the discussion and resolution of various matters, including proposals as to the independent directors that are to comprise the committee or committees that perform auditing and corporate practices duties, as well as the appointment and removal of the chief executive officer. The independent members of our board meet once per year with the chairman of our board. The chairman of our board may not be president of either the Audit Committee or the Corporate Practices, Finance, Planning and Sustainability Committee under Mexican law.
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
Board Practices
          In response to the enactment of the Mexican Securities Market Law, our Board of Directors established a Corporate Practices and Sustainability Committee, which was replaced by the Corporate Practices, Finance, Planning and Sustainability Committee on April 24, 2009. The Corporate Practices and Sustainability Committee had and its replacement, the Corporate Practices, Finance, Planning and Sustainability Committee, has the duties set forth in Section I of Article 42 and other applicable provisions of the Mexican Securities Market Law. Such duties include providing an opinion on the nomination of the chief executive officer, assessing the performance of our senior management, providing an opinion on related-party transactions and compensation proposals for senior management and reviewing certain exemptive actions of the Board of Directors. The duties of the Corporate Practices, Finance, Planning and Sustainability Committee include, in addition, the duties of proposing general guidelines for creating and monitoring compliance with our strategic plan; providing an opinion on investment and financing policies proposed by our chief executive officer, providing an opinion on the assumptions in the annual budget and monitoring application of the budget and our control system; and evaluating risk factors that affect us and our mechanisms for controlling risk. As of December 31, 2010, the members of our Corporate Practices, Finance, Planning and Sustainability Committee are Fernando Flores Perez, as chairman, Alberto Mulas Alonso, Fernando Ruiz Sahagun and Aaron Dychter Poltolarek. Each member’s term on the Committee runs concurrently with such member’s term on our Board of Directors. All members of the Corporate Practices, Finance, Planning and Sustainability Committee are independent directors as such term is defined in the Mexican Securities Market Law, and Mr. Mulas and Mr. Dychter are independent directors as such term is defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.
          The Mexican Securities Market Law required certain changes to the duties and functions of our Audit Committee, as established in our bylaws before the enactment of the current Mexican Securities Market Law. The Audit Committee is now responsible for the duties set forth in Section II of Article 42 and other applicable provisions of the Mexican Securities Market Law. Such duties include evaluating our independent auditor, reviewing the audit report, opinion, and other documents prepared annually by the independent auditor, informing the Board of Directors of the quality of and any deficiencies in the company’s internal control mechanisms and regarding internal audits of the company or entities controlled by the company. As of May 2, 2011, the members of the Audit Committee were Elsa Beatriz Garcia Bojorges, as chairman, and Margarita Hugues Velez and Fernando Flores Perez, each of whom were independent as such term is defined in the Mexican Securities Market Law and in Rule 10A-3 under the Exchange Act. Each member’s term on the Committee runs concurrently with such member’s term on our Board of Directors.
          Both of the above committees are empowered to call shareholders’ meetings and hire independent counsel and other advisors, as they deem necessary to carry out their duties, including, in the case of the Corporate Practices, Finance, Planning and Sustainability Committee, the review of related-party transactions.
D. EMPLOYEES
          As of each of the three years ended December 31, 2010, 2009 and 2008, we had approximately 29,647, 26,587 and 19,340 employees, respectively, approximately 26%, 38% and 32% of whom were permanent employees, respectively. The number of temporary employees employed by us varies significantly and is largely dependent on the level of our construction activities.
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
E. SHARE OWNERSHIP
          As of March 31, 2011, Mr. Bernardo Quintana and members of his immediate family, including our directors Alonso Quintana Kawage and Diego Quintana Kawage and our general counsel Rodrigo Antonio Quintana Kawage, may be deemed to have had beneficial ownership of 36,020,907 or 5.61% of our outstanding shares (excluding shares owned through the management trust). Through the management trust they hold 4,033,151 shares or 0.63%, for a total of 40,054,058 or 6.24% of our outstanding shares. Additionally, as of March 31, 2011, the following of our directors or officers each beneficially owned shares (other than shares owned through the management trust) totaling no more than 1% of any class of our capital stock: Jose Luis Guerrero Alvarez, Carlos Benjamin Mendez Bueno, Francisco Javier Garza Zambrano, Luis Urrutia Sodi, Salvador Alva Gomez, Luis Horcasitas Manjarrez and Luis Fernando Zarate Rocha. None of our directors or officers has voting rights different from other shareholders, other than, as applicable, rights as a participant in the management trust or fundacion trust described below and rights of the position of director and/or officer.
Item 7. Major Shareholders and Related Party Transactions
A. MAJOR SHAREHOLDERS
          The following table sets forth certain information regarding the ownership of outstanding shares as of March 31, 2011.

Identity of Person or Group	Amount Owned	Percentage(1)
Bernardo Quintana I.(2)	36,020,907	5.6%
Management Trust	16,134,286	2.5%
Foundation Trust	8,293,356	1.3%

(1)	For all percentages, based upon 641,882,586 shares outstanding as of March 31, 2011.

(2)	Reflects shares owned directly by Mr. Quintana and his family, including Alonso Quintana Kawage, Diego Quintana Kawage and Rodrigo Antonio Quintana Kawage, and not through the management trust.
          The major shareholders, as set forth in the table above, do not have voting rights different from other shareholders, other than Mr. Quintana’s rights as a participant in the management trust and foundation trust described below and as a member of our Board of Directors. The significant changes in the percentage ownership held by our major shareholders since 2008 are as follows. In 2009, Mr. Quintana and his family purchased 3,305,000 shares during a public offering of newly issued shares and subsequently sold 6,220,100 shares.
          Our shares are the only class of security we offer in Mexico. We have no information as to the number of record holders in Mexico. At March 31, 2011, 275,989,722 shares, or 43% of shares outstanding, were held in the form of CPOs, which have limited voting rights. See “Item 9. The Offer and Listing — Trading — Limitations affecting ADS Holders and CPO Holders.” As of March 31, 2011, 9.1% of our outstanding shares were represented by 14,643,875 ADSs representing four of our shares each, and such ADSs were held by 57 recordholders with registered addresses in the United States. Because certain of the ADSs are held by nominees, the number of recordholders may not be representative of the number of beneficial holders. See “Item 9. The Offer and Listing — Trading.”
          Our directors and executive officers, as a group, beneficially own approximately 52,155,193 shares (8.13% of the shares outstanding). A portion of the shares beneficially owned by our directors and executive officers (collectively, approximately 2.51% of the shares outstanding), are owned through a trust, referred to as the management trust. The technical committee of the management trust, which consists of members of our Board of Directors, has broad discretionary authority over the corpus of this trust, including voting power over the shares contained therein and the conditions governing withdrawal of such shares.
          In April 2011, pursuant to the Mexican Securities Market Law, the Company announced that it had acquired 7,545,300 of its shares using the reserve for share purchases, at an average price of Ps.26.47 per share, for an amount of Ps.199,705,967.01. As part of our employee stock plan, 3,781,275 of these shares were transferred to the management trust at an average price of Ps.28.05 per share.
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
          In 1992, members of management donated 10% of their then-owned shares to Fundacion ICA, a non-profit organization formed to fund research and education activities in Mexico. In addition, certain former members of management donated 20% of their shares to Fundacion ICA. Fundacion ICA’s shares are held by a trust, which we refer to as the foundation trust. We are entitled to appoint two of the five members of the foundation trust’s technical committee, while the remaining members are independent from us. Any disposition of the shares held by the foundation trust requires the approval of more than a simple majority of such technical committee and, therefore, may require approval of our representatives on this committee. Under the terms of the fundacion trust, the shares held by Fundacion ICA, which, as of March 31, 2011, represented approximately 1.3% of the shares outstanding, are required to be voted in the manner specified by a majority of the technical committee. The Quintana family controls the vote of the foundation trust.
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
          Campeche Playa/Faros de Panama
          We acted as the general contractor and lender for the Campeche Playa, Golf, Marina & Spa Resort project (Proyecto Esmeralda Resort, S.A. de C.V., Marina Esmeralda Resort, S.A. de C.V. and Campeche Golf, S.A. de C.V., together, the Development Companies). The financings are secured by 94% of the shares of the Development Companies and substantially all their assets.
          At the August 18, 2010 general shareholders’ meeting, the shareholders of the Development Companies approved the dismissal of their boards of directors and our appointment as Sole Administrator of the Development Companies, which we announced in September 2010. We took this action in order to protect our investment in this tourism project in the state of Campeche, after continued failure by the Development Companies to meet their commitments.
          Foreclosure on substantially all the property, which includes the buildings under construction, a golf course, and more than 289 hectares of prime beach front land, concluded in December 2010. Consequently, as of December 31, 2010, we reclassified Ps.1,447 million related to the project from accounts receivable to long-term inventory. Foreclosure on the remaining collateral is still in progress in order to collect on Ps.465 million related to the project that still remains in our accounts receivable. There is ongoing litigation and dispute resolution proceedings related to the foreclosure on the project, the control of the board of directors and the related construction contracts. While we believe that an adverse decision on these proceedings is unlikely, we can provide no assurance that litigation will not further affect our ability to collect on amounts owed to us related to the project.
          In addition, we have accounts receivable totaling approximately U.S.$43 million with the companies developing the project for the construction work on the foundation of the Faros de Panama project, in Panama City, Panama. This receivable is secured by a mortgage on the land where the project is located. The process for foreclosing on this mortgage is advancing. The appraised value of the underlying property fully covers the amount of the receivable, but we can provide no assurance that foreclosure litigation will not further delay the collection on the amounts owed to us.
          A material loss related to this legal proceeding is not probable.
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
          In a separate proceeding related to the same project, the IDU has filed a claim in a Colombian court against us for liquidated damages for breach of the contract in an amount of approximately U.S.$2.2 million, and has made a claim against the bonding company for the return of an advance payment that had not yet been amortized, which obligation, in addition to the U.S.$2.2 million, we will indemnify. We have counterclaimed and demanded indemnification and damages. In December 2004, an administrative tribunal ordered the consolidation of all of these claims into one case. Regarding the claim against the bonding company, the tribunal has ordered a suspension of any actions against the bonding company until the counterclaim filed by ICA is resolved, provided that such suspension should not last more than three years (which three-year period will only commence upon the exhaustion of appeals related to the order of consolidation).
          After negotiations between us and the IDU, on April 7, 2010, the director of the IDU announced that we had reached an agreement in principle with the IDU to resolve all matters related to the various Malla Vial litigation proceedings. This announcement was made through an open letter to the public and the mayor of Bogota and released through various media outlets.
          While the IDU has announced that we would pay U.S.$1.5 million under an agreement in principle with the IDU, subsequent political developments have made this agreement invalid and the amount and possibility of settlement remain uncertain. We continue to be willing to amicably settle the matter at appropriate amounts and under appropriate terms. We do not believe a material loss is probable in this matter.
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
          We do not believe a material loss is probable in this matter.
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
          We do not believe a material loss is probable in this matter.
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
          However that decision, and three subsequent constitutional claims (juicios de amparo), permitted the case to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation since the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juarez Airport. On August 28, 2009, the Mexican federal government filed its answer to the claim, in which it requested that the trial be moved to Mexican federal jurisdiction. On November 10, 2010, the court of Chihuahua upheld the ruling to include the Ministry of Communications and Transportation. The plaintiffs filed a motion (recurso de revision) before the federal court on November 29, 2010, which appeal is pending. In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or otherwise adverse to GACN, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, which we believe the terms of its concessions would require, our concession to operate the Ciudad Juarez Airport would terminate. In 2010, the Ciudad Juarez International Airport represented 5.4% of GACN’s revenue. Although we believe and have been advised by the Ministry of Communications and Transportation that under the terms of GACN’s concessions the termination of its Ciudad Juarez concession would not affect the validity of its remaining airport concessions and that the Mexican federal government would be obligated to indemnify GACN against any monetary or other damages resulting from the termination of its Ciudad Juarez concession or a definitive resolution of the matter in favor of the plaintiffs, we cannot assure you that we would be so indemnified. For this reason, our financial statements do not include a provision for this litigation.
          We do not believe a material loss is probable in this matter.

Environmental Matters
          There are currently no material legal or administrative proceedings pending against us with respect to any environmental matter in Mexico or the United States.
B. DIVIDENDS
          We did not pay dividends in respect of our ordinary shares in any year between 2000 and 2010 and do not anticipate paying dividends in 2011.
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

	Mexican Stock		New York Stock
	Exchange		Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2006	42.63	25.54	15.75	9.80
2007(1)	75.48	38.65	28.04	13.90
2008	73.33	14.04	27.65	4.26
2009	35.49	14.49	10.85	4.79
2010	34.09	28.34	11.13	8.78

(1)	Trading prices of our ADSs in 2007 are stated after giving effect to the change in the ratio of CPOs to ADSs in August 2007. See “Item 3. Key Information.”
          The following table sets forth, for the periods indicated, the reported high and low sales prices for our shares on the Mexican Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange.

	Mexican Stock		New York Stock
	Exchange		Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2009:
First Quarter	26.47	18.80	7.47	4.79
Second Quarter	27.99	21.32	8.55	6.39
Third Quarter	31.99	20.60	9.75	5.95
Fourth Quarter	35.49	28.41	10.85	8.53
2010:
First Quarter	33.77	28.34	10.62	8.83
Second Quarter	33.32	28.86	10.93	8.78
Third Quarter	32.98	29.99	10.43	9.12
Fourth Quarter	34.09	30.76	11.13	9.71
December	33.04	31.30	10.71	10.06
2011:
First Quarter	32.42	25.92	10.82	8.78
January	32.07	30.07	10.44	9.85
February	32.42	27.84	10.82	9.22
March	27.64	25.92	9.23	8.58
Second Quarter
April	28.42	27.15	9.87	9.18
May	28.72	27.29	9.94	9.17
June (through June 7)	28.01	27.71	9.56	9.41
          Our bylaws prohibit ownership of our shares by non-Mexican investors. As of March 31, 2011, 43% of our shares were represented by CPOs, and 9.1% of the CPOs were held by the depositary. According to our depositary bank, as of December 31, 2010, 9.2% of our outstanding shares were represented by ADSs, and such ADSs were held by 60 holders with registered addresses in the United States. As of December 31, 2010, there were 649,427,886 shares outstanding.
          As permitted by the Mexican Securities Market Law and the Rules promulgated by the Mexican Banking and Securities Commission, we may create a reserve fund from which we may repurchase our shares on the Mexican Stock Exchange at prevailing prices to the extent of funds remaining in this reserve account. We created this reserve account beginning in 1992. Any shares so repurchased will not be deemed to be outstanding for purposes of calculating any quorum or voting at a shareholders’ meeting during the period in which we own such shares. As of December 31, 1999, 2,570,000 shares had been repurchased. After 1999, we did not make any repurchases until October 9, 2008. On April 3, 2008, our shareholders approved the use of Ps.750.5 million for the repurchase reserve for the year 2008. In 2008, we repurchased 4,978,000 shares in the nominal amount of Ps.69.0 million. On April 16, 2010, our shareholders approved the use of Ps.729.6 million for the repurchase reserve for the year 2009. In 2009, we repurchased 371,500 shares in the nominal amount of Ps.5.2 million. On April 16, 2010, our shareholders approved the use of Ps.726.8 million for the repurchase reserve for the year 2010. In 2010, we made no share repurchases. On April 14, 2011, our shareholders approved the use of Ps.1,000 million for the repurchase reserve for the year 2011. Since January 2011, we have repurchased 7,545,300 shares in the amount of Ps.199.7 million. See “Item 10. Additional Information — Purchase by the Company of its Shares.”
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
          As of December 31, 2010, 133 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange. In 2010, the ten most actively traded equity issues (excluding banks) represented approximately 75% of the total volume of equity issues traded on the Mexican Stock Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors. There is no formal over-the-counter market for securities in Mexico. The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.
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
          Shareholders’ meetings may be called by the chairman of our Board of Directors, the chairman of Audit Committee or the chairman of the Corporate Practices, Finance, Planning and Sustainability Committee and must be called by any such chairman upon the written request of holders of at least 10% of our outstanding share capital. In addition, any such chairman shall call a shareholders’ meeting at the written request of any shareholder if no shareholders’ meeting has been held for two consecutive years or if the shareholders’ meetings held during such period have not considered the preceding year’s board of director’s report or our consolidated financial statements or have not the elected directors and determined their compensation. Notice of meetings must be published in a major newspaper in Mexico City. Meetings must be held in Mexico City. A proxy may represent a shareholder at a shareholders’ meeting.
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
C. TAXATION
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
     U.S. Tax Considerations
          The gross amount of any dividends paid with respect to the shares represented by ADSs or CPOs generally will be includible in the gross income of a U.S. holder on the day on which the dividends are received by the CPO trustee (which will be the same date as the date of receipt by the Depositary) and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the CPO trustee. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid will be treated as qualified dividends if (1) the securities with respect to the which the dividends are received are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. The Tax Treaty has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2010 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2011 taxable year.
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
          A holder of CPOs or ADSs that is a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on dividends received , unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.
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

D. DOCUMENTS ON DISPLAY
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
          Instruments for Trading Purposes and for Other-Than-Trading Purposes. At December 31, 2010, we had outstanding approximately Ps.31,847 million notional amount of derivative financial instruments for purposes other than trading and Ps.2,347 million notional amount of derivative financial instruments for trading (as classified according to financial reporting standards). We enter into derivative financial instruments to hedge our exposure to interest rate and foreign currency exchange risk related to the financing for our construction projects. When the related transaction complies with all hedge accounting requirements, we designate the derivative as a hedging financial instrument (either as a cash flow hedge, a foreign currency hedge or a fair value hedge) at the time we enter into the contract. When we enter into a derivative for hedging purposes from an economic perspective, but such derivative does not comply with all the requirements established by financial reporting standards to be hedging instruments, we designate the derivative as a trading instrument. Our policy is not to enter into derivative instruments for purposes of speculation. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies and Estimates.” There are no significant differences in the financial market risk to which our aggregated portfolios of instruments for trading purposes and those for other-than-trading purposes are exposed.
Interest Rate Risk
          Interest Rate Sensitivity Analysis Disclosure
          The sensitivity analyses below are based on the assumption of an unfavorable movement of basis points in interest rates, in the amounts indicated, applicable to each category of floating-rate financial liabilities. These sensitivity analyses cover all of our indebtedness and derivative financial instruments. We calculated our sensitivity by applying the hypothetical interest rate to our outstanding debt and adjusting accordingly for debt that is covered by our derivative financial instruments for such fluctuations.
          At December 31, 2010, a hypothetical, instantaneous and unfavorable change of 100, 50 and 25 basis points in the interest rate applicable to floating-rate financial liabilities, including derivative financial instruments only if held for purposes other than trading, would have resulted in additional financing expense of approximately Ps.302 million, Ps.155 million and Ps.99 million per year, respectively. A hypothetical, instantaneous and unfavorable change of 100, 50 and 25 basis points in the interest rate applicable to floating-rate financial liabilities, including derivative financial instruments only if held for trading purposes, would have resulted in additional financing expense of approximately Ps.2 million, Ps.998,000 and Ps.542,000 per year, respectively.
          Qualitative Information
          Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2010, we had outstanding approximately Ps.32,470 million of indebtedness, of which 20% bore interest at fixed interest rates and 80% bore interest at floating rates of interest. At December 31, 2009, we had outstanding approximately Ps.23,214 million of indebtedness, of which 29% bore interest at fixed interest rates and 71% bore interest at floating rates of interest. The interest rate on our variable rate debt is determined by reference to the LIBOR and the TIIE rates.
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

Foreign Currency Risk
          Foreign Currency Sensitivity Analysis Disclosure
          The sensitivity analyses below assume an instantaneous unfavorable fluctuation in exchange rates affecting the foreign currencies in which our indebtedness is denominated. These sensitivity analyses cover all of our foreign currency assets and liabilities, as well our derivative financial instruments. We calculated our sensitivity by applying the hypothetical change in the exchange rate to our outstanding debt denominated in a foreign currency and adjusting accordingly for debt that is covered by our derivative financial instruments for such fluctuation.
          At December 31, 2010, a hypothetical, instantaneous and unfavorable 16.16% change in the currency exchange rate applicable to our indebtedness, including derivative financial instruments only if held for purposes other than trading (and not including debt covered by trading instruments), would have resulted in an estimated foreign exchange loss of approximately Ps.185 million, reflecting the increased value in Mexican pesos of our foreign currency denominated indebtedness. We had no foreign currency derivatives classified as held for trading purposes at December 31, 2010.
          Qualitative Information
          Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the dollar. As of December 31, 2010, approximately 26% of our consolidated revenues and 39% of our indebtedness were denominated in foreign currencies, mainly U.S. dollars. An appreciation of the Mexican peso relative to the U.S. dollar would decrease our dollar revenues when expressed in Mexican pesos. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods, due to the translation of the financial results of our foreign subsidiaries, such as Rodio Kronsa. The majority of revenues and expenses of Rodio Kronsa are denominated in euros, so we believe we have a natural hedge for our exposure to exchange rate risk associated with our euro-denominated contracts. Several of our subsidiaries have lesser exposure to the foreign currency risk because a higher percentage of their revenues are denominated in U.S. dollars.
          At December 31, 2010 and 2009, approximately 28% and 24% respectively, of our construction backlog was denominated in foreign currencies and approximately 46% and 58%, respectively, of our accounts receivable were denominated in foreign currencies. As of December 31, 2010 and 2009, approximately 22% and 18%, respectively, of our consolidated financial assets were denominated in foreign currencies, with the balance denominated in Mexican pesos. In addition, as of December 31, 2010 and 2009, approximately 39% and 37%, respectively, of our indebtedness was denominated in foreign currencies. Decreases in the value of the Mexican peso relative to the U.S. dollar could increase the cost in Mexican pesos of our foreign currency denominated costs and expenses and, unless contracted in the same currency as the source of repayment (as is our policy), of the debt service obligations with respect to our foreign currency denominated indebtedness. A depreciation of the Mexican peso relative to the dollar could also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased, unless the source of repayment is in the same currency as the indebtedness (as is our policy). Beginning in the second half of 2008, the Mexican peso substantially depreciated against the U.S. dollar, falling 33% from July 2 to December 31, 2008. The Mexican peso stabilized in the first quarter of 2010, and continued to be stable throughout the remainder.
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
          The following table sets forth the fees and charges that a holder of our ADSs may have to pay, directly or indirectly.

Fee or Charge Amount for ADS
Holder depositing or
Service	withdrawing shares	Payee
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

Any cash distribution to ADS registered holders

Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

U.S.$.02 (or less) per ADS

	A fee equivalent to the fee that would be payable if securities distributed to the ADS holder had been shares and the shares had been deposited for issuance of ADSs	Bank of New York Mellon Bank of New York Mellon Bank of New York Mellon Bank of New York Mellon

Depositary services Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	U.S.$.02 (or less) per ADSs per calendar year Registration or transfer fees	Bank of New York Mellon Bank of New York Mellon

Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars Other fees, as necessary Other fees, as necessary	Expenses of the depositary

Expenses of the depositary

Taxes and other governmental charges the Bank of New York Mellon or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes

	Any charges incurred by Bank of New York Mellon or its agents for servicing the deposited securities	Bank of New York Mellon Bank of New York Mellon Bank of New York Mellon Bank of New York Mellon
     Fees incurred in past annual period
          In 2010, we paid U.S.$11,360.58 to The Bank of New York Mellon for legal fees related to our equity offering in 2009. In January 2011, we received U.S.$92,575.2, net of tax withheld, from The Bank of New York Mellon, as depositary of our ADSs, in connection with the establishment, maintenance and operation of our ADS program. From January 2011 to April 2011, we did not receive any payments from the depository.
     Fees to be paid in the future
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
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
          None.
Item 15. Controls and Procedures
(a) Disclosure Controls and Procedures
          We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2010.
          There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2010, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
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
          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2010. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control — Integrated Framework.
          Based on our assessment and those criteria, our management concluded that our company maintained effective internal control over financial reporting as of December 31, 2010.
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

          To the Board of Directors and Stockholders of Empresas ICA, S.A.B. de C.V.
          Mexico, Distrito Federal
          We have audited the internal control over financial reporting of Empresas ICA, S.A.B. de C.V. and Subsidiaries (the “Company”), as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
          In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
          We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company, and our report dated June 20, 2011 expressed an unqualified opinion on those financial statements and includes explanatory paragraphs regarding (1) Management’s decision to early adopt International Financial Reporting Standards (IFRS) for year ending December 31, 2011, considering January 1, 2010 as the Company’s “transition date”, for which reason the consolidated financial statements as of and for the year ended December 31, 2010 will be the last annual financial statements of the Company to be prepared in conformity with Mexican Financial Reporting Standards (MFRS) for public use; (2) the nature and effect of differences between accounting principles generally accepted in the United States of America and MFRS, (3) that our audit also comprehended the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 2 to such consolidated financial statements and (4) that Note 28 to the financial statements was restated.

Galaz, Yamazaki, Ruiz Urquiza, S.C. Member of Deloitte Touche Tohmatsu Limited

/s/ C.P.C. Ramon Arturo Garcia Chavez C.P.C. Ramon Arturo Garcia Chavez

Mexico City, Mexico

June 20, 2011
(d) Changes in Internal Control over Financial Reporting
          There has been no change in our internal control over financial reporting during 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
     We have determined that Ms. Elsa Beatriz Garcia Bojorges, a member of our Audit Committee, qualifies as an “audit committee financial expert” and as independent within the meaning of this Item 16A. On April 26, 2007, the shareholders affirmed in a resolution that Ms. Garcia Bojorgez is an independent member of our board. On April 14, 2011, the shareholders’ meeting appointed Ms. Bojorges as Chairman of the Audit Committee.
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
Item 16C. Principal Accountant Fees and Services
Audit and Non-Audit Fees
     The following table sets forth the fees billed to us by our principal accounting firm, Galaz, Yamazaki, Ruiz Urquiza, S.C., member of Deloitte Touche Tohmatsu, and its affiliates, which we collectively refer to as Deloitte, during the fiscal years ended December 31, 2010 and 2009:

	Total Fees
	As of December 31,
	2010		2009
	(Millions of Mexican pesos)
Fees
Audit fees	Ps.	45.6	Ps.	39.9
Audit-related fees		4.9		5.5
Tax fees		3.4		2.3
All other fees		7.1		5.4

Total	Ps.	61.0	Ps.	53.1

     The “audit fees” line item in the above table is the aggregate fees billed by Deloitte in 2010 and 2009 in connection with the audit of our annual consolidated financial statements, including an audit on our compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the review of our quarterly financial statements, the review of the financial statements of certain subsidiaries and other statutory audit reports.
     “Audit related fees” include other fees billed by Deloitte in 2010 and 2009 for assurance and related services that are reasonably related to the performance of the audit or review of our annual consolidated financial statements and are not reported under “audit fees”.

     “Tax fees” include fees billed by Deloitte in 2010 and 2009 for services related to tax compliance.
     The “all other fees” line item in the above table is the aggregate fees billed by Deloitte related to transfer pricing analysis, Mexican social security compliance and other advice.
Audit Committee Pre-Approval Policies and Procedures
     Our Audit Committee approves all audit, audit-related services, tax services and other services provided by Deloitte. Any services provided by Deloitte that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement, subject to a de minimus exception allowing approval for certain services before completion of the engagement. In 2010, none of the fees paid to Deloitte was approved pursuant to the de minimus exception.
Item 16D. Exemptions from the Listing Standards for Audit Committees
     None.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     There were no purchases of equity securities by the issuer during 2010. The table below sets forth, for the periods indicated, the total number of shares of Empresas ICA, S.A.B. de C.V. purchased on our behalf, the average price paid per share and the total number of shares purchased in accordance with the rules and policies approved by our Board of Directors for the purchase of equity securities by the issuer. The total number of shares purchased in 2011 through March 31 during 2011 was 7,545,300 with an average price paid per share of Ps.26.47.

	Total Number of	Average Price
2011	Shares Purchased	Paid per Share
January 1-31	0	Ps.	0
February 1-28	53,000		28.03
March 1-31	7,492,300		26.46
April 1-30	0		0

Total	7,545,300	Ps.	26.47

     The total number of shares repurchased by the issuer with an average price per share of Ps.26.47 represents a total amount of Ps.199,705,967.03, which amount was drawn from the repurchase reserve approved by our shareholders at our ordinary general meeting.
Item 16F. Changes in Registrant’s Certifying Accountant
     Not applicable.
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

Our Board of Directors currently consists of seventeen members, of which ten are outside (i.e. non-management) directors. Ten of our directors are independent directors within the meaning of the Mexican Securities Market Law. Nine of our directors are independent directors within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

A director is not independent if such director is:	Pursuant to our bylaws board members must be appointed based on their experience, ability and professional prestige. Our Board of Directors must meet at least every three months.

Under Article 26 is of the Mexican Securities Market Law, a director is not independent if such director is:

(i) a person who the board determines has a material direct or indirect relationship with the listed company;	(i) or has been within the last year, an employee or officer of the company;

(ii) or has been within the last three years, an employee, or an immediate family member of an executive officer, of the listed company, other than employment as interim chairman or CEO;	(ii) a shareholder that, without being an employee or officer of the company, has influence or authority over the company’s officers;

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

NYSE Standards	Our Current Corporate Governance Practices
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

A listed company must have a nominating/corporate governance committee of independent directors. The committee must have a charter specifying the purpose, minimum duties and evaluation procedures of the committee. §303A.04
We are required to have a corporate practices committee pursuant to the provisions of the Mexican Securities Market Law and our bylaws. Our Corporate Practices, Finance, Planning and Sustainability Committee is composed of four directors, all of whom are independent within the meaning of the Mexican Securities Market Law and three of whom are independent within the meaning of Rule 10A-3 under the Exchange Act. The duties of our Corporate Practices, Finance, Planning and Sustainability Committee (which replaced our Corporate Practices and Sustainability Committee on April 24, 2009) include:

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

• providing an opinion on related party transactions,

• providing an opinion on compensation proposals for senior management,

• reviewing certain exemptive actions of the Board of Directors,

• proposing general guidelines for creating and monitoring compliance with our strategic plan,

• providing an opinion on the investment and financing policies our chief executive officer proposes,

• providing an opinion on the assumptions in the annual budget and monitoring application of the budget and our control system, and

• evaluating risk factors that affect us and our mechanisms for controlling them.

A listed company must have a compensation committee composed entirely of independent directors, which must approve executive officer compensation. The committee must have a charter	The Corporate Practices, Finance, Planning and Sustainability Committee provides an opinion on compensation proposals for the Chief Executive Officer and other executive officers pursuant

NYSE Standards	Our Current Corporate Governance Practices
specifying the purpose, minimum duties and evaluation procedures of the committee. §303A.05	to the provisions of the Mexican Securities Market Law.

Our Corporate Practices, Finance, Planning and Sustainability Committee makes recommendations as to compensation for senior and middle management to the Board of Directors, which must approve such recommendations.

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

• hiring independent counsel and other advisors as it deems necessary to carry out its duties, including the review of related-party transactions; and

• overseeing the performance of our outside auditor.

Equity compensation plans and material revisions thereto require shareholder approval, subject to limited exemptions. §303A.08	In accordance with Mexican law, our shareholders have approved our existing equity compensation plans at shareholder meetings, which plans are carried out by the board with respect to our executives.

A listed company must adopt and disclose corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waiver for	We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. We are required by Item 16B of this Form 20-F to disclose any

NYSE Standards	Our Current Corporate Governance Practices
directors or executive officers within four business days of such determination. §§303A.09, 303A.10	waivers granted to our chief executive officer, chief financial and accounting officer and persons performing similar functions.

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
Item 18. Financial Statements
     Reference is made to pages F-1 to F-80 of this annual report.
Item 19. Exhibits

1.1	Amended and restated bylaws (estatutos sociales) of Empresas ICA, S.A.B. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006) (File No. 1-11080).

1.2	Amended and restated bylaws (estatutos sociales) of ICA Fluor Daniel, S. de R.L. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File 1-11080).

2.1	Deposit Agreement dated April 1, 1992, as amended and restated as of June 30, 1997, among Empresas ICA Sociedad Controladora, S.A. de C.V. (currently Empresas ICA, S.A.B. de C.V.), the Bank of New York, as Depositary and Holders of American Depositary Receipts (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File No. 1-11080).

3.1	Management Trust Agreement dated April 8, 1992, as amended on April 30, 2000 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000) (File No. 1-11080).

3.2	CPO Trust Agreement dated May 28, 1997 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 1996) (File No. 1-11080).

4.1	Participation Agreement dated as of June 14, 2000 thereto among Grupo Aeroportuario del Centro Norte, S.A. de C.V., the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Bancomext, and Aeropuertos y Servicios Auxiliares (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.2	Amendment No. 1 dated as of December 21, 2005 to the Participation Agreement dated as of June 14, 2000 thereto among Grupo Aeroportuario del Centro Norte, S.A. de C.V. (currently Grupo Aeroportuario Centro Norte, S.A.B. de C.V.), the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Bancomext, and Aeropuertos y Servicios Auxiliares (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.3	Amended and Restated Airport Concession Agreement relating to the Monterrey Airport dated June 29, 1998 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.4	Amended and Restated Consortium Agreement dated as of July 6, 2004 among Aeroports de Paris, Aeroinvest, S.A. de C.V. and VASA S.A. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.5	Amendment No. 1 dated as of December 13, 2005 to the Amended and Restated Consortium Agreement dated as of July 6, 2004 among Aeroports de Paris, Aeroinvest, S.A. de C.V. and VASA S.A. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.6	Amendment No. 2 dated as of September 5, 2006 to the Amended and Restated Consortium Agreement dated as of July 6, 2004 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2007) (File No. 1-11080).

4.7	Common Agreement dated as of October 19, 2007 among Constructora de Proyectos Hidroelectricos, S.A. de C.V., as borrower, WestLB AG, New York Branch, as intercreditor agent, the working capital facility lenders from time to time party thereto, the construction facility lenders from time to time party thereto, WestLB AG, New York Branch, as working capital administrative agent, WestLB AG, New York Branch, as construction facility administrative agent, Citibank N.A., as offshore collateral agent, Banco Nacional de Mexico, S.A., Integrante del Grupo Financiero Banamex, as onshore collateral agent, and the other lenders and lender representatives from time to time party thereto (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2007) (File No. 1-11080).

4.8	Construction Facility Credit Agreement dated as of October 19, 2007 among Constructora de Proyectos Hidroelectricos, S.A. de C.V., as borrower, the several construction facility lenders from time to time parties thereto and WestLB AG, New York Branch, as construction facility administrative agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2007) (File No. 1-11080).

4.9	Amended and Restated Working Capital Facility Credit Agreement dated as of October 13, 2010 among Constructora de Proyectos Hidroelectricos, S.A. de C.V., as borrower, the several Tranche A Lenders from time to time parties hereto, the several Tranche B Lenders from time to time parties hereto and WestLB AG, New York Branch, as working capital facility administrative agent.*

4.10	Lump-Sum Public Works Construction Contract (English translation) dated as of June 17, 2008 by and between the Government of the Federal District through the Directorate General of Transportation Works and Ingenieros Civiles Asociados, S.A. de C.V., as leader of a joint venture (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2008) (File No. 1-11080).

8.1	Significant subsidiaries.*

11.1	Code of Ethics (English translation) as amended on January 24, 2011*

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.
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

Date: June 29, 2011

INDEX TO FINANCIAL STATEMENTS
Consolidated Financial Statements of Empresas ICA, S.A.B. de C.V. and
Subsidiaries

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Empresas ICA, S. A. B. de C. V.
We have audited the accompanying consolidated statements of financial position of Empresas ICA, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We did not audit the consolidated financial statements of ICA Fluor Daniel, S. de R.L. de C.V., a subsidiary of the Company, for the year then ended December 31, 2008, which statements reflect total revenues constituting 18% of consolidated total revenues for the year ended December 31, 2008. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of the other auditors.
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
In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Empresas ICA, S.A.B. de C.V. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with Mexican Financial Reporting Standards (“MFRS”).
As mentioned in Note 1 to the accompanying financial statements, the Directors of the Company decided to early adopt International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board for the year ending December 31, 2011.
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
Note 28 has been restated as discussed therein.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 20, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu Limited

C. P. C. Ramón Arturo García Chávez
Mexico City, Mexico

June 20, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Partners of
ICA Fluor Daniel, S. de R.L. de C. V.
We have audited the consolidated balance sheet of ICA Fluor Daniel, S. de R.L. de C.V. and Subsidiaries as of December 31, 2008, and the related consolidated statements of income, changes in net worth and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ICA Fluor Daniel, S. de R.L. de C.V. and Subsidiaries at December 31, 2008, and the consolidated results of their operations, changes in their net worth and cash flows for the year then ended, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from U.S. generally accepted accounting principles, as described in Note 23 to the consolidated financial statements.

Mancera, S.C. A member practice of Ernst & Young Global

Luis F. Ortega
Mexico City
April 24, 2009

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Thousands of Mexican pesos)

	Millions of
	U.S. Dollars
	(Convenience
	Translation Note 2)
	December 31,	December 31,
	2010	2010		2009
ASSETS:
Cash and cash equivalents (Note 4)	$240	Ps.	2,975,384	Ps.	2,677,581
Restricted cash (Note 5)	113		1,401,090		1,419,572
Customers, net (Note 6)	722		8,936,835		8,352,364
Other receivables, net (Note 8)	209		2,591,106		2,196,396
Inventories, net (Note 9)	66		815,644		685,418
Real estate inventories (Note 10)	352		4,360,671		2,927,050
Advances to subcontractors and other	100		1,243,466		1,763,746

Current assets	1,802		22,324,196		20,022,127

Restricted cash (Note 5)	12		142,488		413,514
Customers, net (Note 6)	1,135		14,049,566		8,941,283
Non-current receivables, net	79		978,534		1,002,634
Real estate inventories (Note 10)	253		3,138,608		2,821,949
Investment in concessions, net (Note 11)	2,100		26,000,351		23,012,976
Property, plant and equipment, net (Note 12)	340		4,211,574		4,272,580
Other assets, net (Note 13)	202		2,501,893		2,643,398
Deferred income taxes and statutory employee-profit sharing (Notes 20 and 24)	133		1,641,249		1,614,844

Non-current assets	4,254		52,664,263		44,723,178

Total assets	$6,056	Ps.	74,988,459	Ps.	64,745,305

(Continued)
The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Thousands of Mexican pesos)

	Millions of
	U.S. Dollars
	(Convenience
	Translation Note 2)
	December 31,	December 31,
	2010	2010		2009
LIABILITIES:
Notes payable (Note 14)	$390	Ps.	4,826,087	Ps.	3,674,723
Current portion of long-term debt (Note 18)	103		1,274,644		657,349
Trade accounts payable	480		5,939,751		4,840,544
Income taxes and statutory employee profit sharing	30		369,945		321,531
Accrued expenses and other (Note 15)	312		3,863,164		4,023,059
Provisions (Note 16)	106		1,309,080		955,374
Advances from customers	120		1,491,905		2,917,237

Current liabilities	1,541		19,074,576		17,389,817

Long-term debt (Note 18)	2,130		26,369,617		18,795,449
Deferred income taxes (Note 20)	409		5,068,107		5,472,378
Derivative financial instruments (Note 17)	96		1,194,736		1,152,788
Other long-term liabilities (Note 16)	138		1,707,303		1,168,814

Non-current liabilities	2,773		34,339,763		26,589,429

Total liabilities	4,314		53,414,339		43,979,246

Commitments and contingencies (Note 21)

STOCKHOLDERS’ EQUITY (Note 22):
Common stock	723		8,950,796		8,925,990
Additional paid-in capital	572		7,085,536		7,024,998
Reserve for repurchase of shares	59		726,789		726,789
Retained earnings	141		1,749,041		806,810
Cumulative translation effects of foreign subsidiaries	(9)		(105,225)		(48,317)
Valuation of financial instruments	(78)		(966,823)		(630,569)

Controlling interest	1,408		17,440,114		16,805,701
Noncontrolling interest (Note 23)	334		4,134,006		3,960,358

Total stockholders’ equity	1,742		21,574,120		20,766,059

Total liabilities and stockholders’ equity	$6,056	Ps.	74,988,459	Ps.	64,745,305

(Concluded)
The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Thousands of Mexican pesos, except per share data)

	Millions of
	U.S. Dollars
	(Convenience
	Translation Note 2)
	Year Ended
	December 31,	Year Ended December 31,
	2010	2010		2009		2008
Revenues:
Construction	$2,249	Ps.	27,849,781	Ps.	25,091,713	Ps.	17,234,013
Real estate, concessions and other	575		7,115,483		5,779,649		5,517,009

Total revenues	2,824		34,965,264		30,871,362		22,751,022

Costs:
Construction	1,986		24,591,557		22,785,700		15,904,243
Real estate, concessions and other	433		5,359,892		3,541,319		2,969,031

Total costs	2,419		29,951,449		26,327,019		18,873,274

Gross profit	405		5,013,815		4,544,343		3,877,748
Selling, general and administrative expenses	202		2,502,524		2,098,924		2,091,648

Operating income	203		2,511,291		2,445,419		1,786,100
Other expenses (income), net (Note 24)	13		163,723		(687,423)		(95,265)
Comprehensive financing cost, net (Note 25):
Interest expense	103		1,277,141		1,032,525		1,023,395
Interest income	(31)		(382,534)		(372,714)		(395,007)
Exchange (gain) loss, net	(1)		(8,352)		105,419		(115,976)
Effects of valuation of financial instruments	6		72,709		2,224		28,545

	77		958,964		767,454		540,957
Share in (income) loss of associated companies	(6)		(79,432)		114,256		432,607

Income before income taxes	119		1,468,036		2,251,132		907,801
Income taxes (Note 20)	22		264,469		1,367,500		302,026

Consolidated net income	$97	Ps.	1,203,567	Ps.	883,632	Ps.	605,775

Controlling interest	$73	Ps.	908,819	Ps.	595,333	Ps.	394,105
Noncontrolling interest	24		294,748		288,299		211,670

Consolidated net income	$97	Ps.	1,203,567	Ps.	883,632	Ps.	605,775

Earnings per common share:
Income of controlling interest	$0.11	Ps.	1.40	Ps.	1.05	Ps.	0.79
Weighted average shares outstanding (000’s)	648,183		648,183		565,644		497,263
The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A.B.DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(In thousands of Mexican pesos except for share data) (Notes 22 and 23)

	Common Stock					Additional		Reserve for
		Amount				Paid-in		Repurchase
	Shares	Value		Restatement for Inflation		Capital		of Shares
Balance at January 1, 2008	498,029,907	Ps.	6,901,841	Ps.	475,882	Ps.	6,345,236	Ps.	750,531
Application of earnings from prior years	—		—		(475,882)		(231,801)		—
Decrease in noncontrolling interest	—		—		—		—		—
Issuance of common stock	151,845		1,007		—		8,959		—
Repurchase of shares	(4,978,000)		(68,975)		—		—		(20,954)
Effect from acquisition of noncontrolling interest	—		—		—		—		—
Comprehensive income (loss):
Net income for the year	—		—		—		—		—
Translation effects of foreign subsidiaries	—		—		—		—		—
Effect of valuation of derivative financial instruments of subsidiaries	—		—		—		—		—

Comprehensive income (loss)	—		—		—		—		—

Balance at December 31, 2008	493,203,752		6,833,873		—		6,122,394		729,577
Increase in noncontrolling interest (see Note 23)	—		—		—		—		—
Issuance of common stock	152,854,760		2,097,265		—		902,604		—
Repurchase of shares	(371,500)		(5,148)		—		—		(2,788)
Effect from acquisition of noncontrolling interest	—		—		—		—		—
Effect of recording income tax liability as a result of the tax reform	—		—		—		—		—
Comprehensive income (loss):
Net income for the year	—		—		—		—		—
Translation effects of foreign subsidiaries	—		—		—		—		—
Effect of valuation of derivative financial instruments of subsidiaries and associated companies	—		—		—		—		—

Comprehensive income (loss)	—		—		—		—		—

Balance at December 31, 2009	645,687,012		8,925,990		—		7,024,998		726,789
Decrease in noncontrolling interest (see Note 23)	—		—		—		—		—
Issuance of common stock	3,740,874		24,806		—		60,538		—
Effect from acquisition of noncontrolling interest	—		—		—		—		—
Comprehensive income (loss):
Net income for the year	—		—		—		—		—
Translation effects of foreign subsidiaries	—		—		—		—		—
Effect of valuation of derivative financial instruments of subsidiaries and associated companies	—		—		—		—		—

Comprehensive income (loss)	—		—		—		—		—

Balance at December 31, 2010	649,427,886	Ps.	8,950,796	Ps.	—	Ps.	7,085,536	Ps.	726,789

(Continued)

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
Years Ended December 31, 2010, 2009 and 2008
(In thousands of Mexican pesos except for share data) (Notes 22 and 23)

			Cumulative
			Translation				Non-controlling
			Effects of		Valuation of		interest in		Total
	Retained		Foreign		Financial		Consolidated		Stockholders’
	Earnings		Subsidiaries		Instruments		Subsidiaries		Equity
Balance at January 1, 2008	Ps.	(84,992)	Ps.	15,072	Ps.	5,160	Ps.	3,796,992	Ps.	18,205,722
Application of earnings from prior years		707,683		—		—		—		—
Decrease in noncontrolling interest		—		—		—		(680,647)		(680,647)
Issuance of common stock		—		—		—		—		9,966
Repurchase of shares		—		—		—		—		(89,929)
Effect from acquisition of noncontrolling interest
Decrease in noncontrolling interest (Note 23)		28,958		—		—		—		28,958
Comprehensive income (loss):
Net income for the year		394,105		—		—		211,670		605,775
Translation effects of foreign subsidiaries		—		(67,497)		—		—		(67,497)
Effect of valuation of derivative financial instruments of subsidiaries		—		—		(469,852)		(109,422)		(579,274)

Comprehensive income (loss)		394,105		(67,497)		(469,852)		102,248		(40,996)

Balance at December 31, 2008		1,045,754		(52,425)		(464,692)		3,218,593		17,433,074
Increase in noncontrolling interest (see Note 23)		—		—		—		456,261		456,261
Issuance of common stock		—		—		—		—		2,999,869
Repurchase of shares		—		—		—		—		(7,936)
Effect from acquisition of noncontrolling interest		9,799		—		—		—		9,799
Effect of recording income tax liability as a result of the tax reform		(844,076)		—		—		—		(844,076)
Comprehensive income (loss):
Net income for the year		595,333		—		—		288,299		883,632
Translation effects of foreign subsidiaries		—		4,108		—		—		4,108
Effect of valuation of derivative financial instruments of subsidiaries and associated companies		—		—		(165,877)		(2,795)		(168,672)

Comprehensive income (loss)		595,333		4,108		(165,877)		285,504		719,068

Balance at December 31, 2009		806,810		(48,317)		(630,569)		3,960,358		20,766,059
Decrease in noncontrolling interest (see Note 23)		—		—		—		(118,411)		(118,411)
Issuance of common stock		—		—		—		—		85,344
Effect from acquisition of noncontrolling interest		33,412		—		—		—		33,412
Comprehensive income (loss):
Net income for the year		908,819		—		—		294,748		1,203,567
Translation effects of foreign subsidiaries		—		(56,908)		—		—		(56,908)
Effect of valuation of derivative financial instruments of subsidiaries and associated companies		—		—		(336,254)		(2,689)		(338,943)

Comprehensive income (loss)		908,819		(56,908)		(336,254)		292,059		807,716

Balance at December 31, 2010	Ps.	1,749,041	Ps.	(105,225)	Ps.	(966,823)	Ps.	4,134,006	Ps.	21,574,120

(Concluded)
The accompanying notes are an integral part of these consolidated financial statements.

EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2010, 2009 and 2008
(Indirect Method)
(Thousands of Mexican pesos)

	Millions of
	U.S. Dollars
	(Convenience
	Translation Note 2)
	Year Ended
	December 31,
	2010	2010		2009		2008
Operating activities:

Income before income taxes	$119	Ps.	1,468,036	Ps.	2,251,132	Ps.	907,801
Items related to investing activities:
Depreciation and amortization	133		1,649,836		1,273,307		919,615
Loss (gain) on sale of property, plant and equipment	1		6,291		13,771		(10,611)
Reversal of impairment of long lived assets	—		—		(680,554)		—
Adjustment for valuation of long-term investment	(1)		(10,654)		11,571		—
Share in (income) loss of associated companies	(7)		(79,432)		114,256		432,607
Items related to financing activities:
Interest expense	170		2,103,627		1,363,497		1,201,817
Unrealized exchange rate fluctuation	(37)		(460,025)		(268,729)		485,188
Valuation of derivative financial instruments	31		384,442		498,105		75,333
Others	7		90,786		6,620		—

	416		5,152,907		4,582,976		4,011,750

Changes in operating assets and liabilities:
Customers	(569)		(7,050,159)		(6,579,579)		(4,036,375)
Inventories and other assets	(10)		(129,169)		12,695		(1,872,151)
Real estate inventories	(7)		(87,880)		(399,718)		(2,062,634)
Other receivables	(28)		(348,564)		(2,391,851)		409,326
Trade accounts payable	18		229,669		1,689,256		308,793
Advances from customers	(115)		(1,425,333)		225,212		1,754,550
Income tax payments	(36)		(442,954)		(272,527)		—
Other current liabilities	(1)		(6,049)		967,002		(21,025)

Net cash used in operating activities	(332)		(4,107,532)		(2,166,534)		(1,507,766)

Investing activities:
Investment in machinery and equipment	(40)		(492,040)		(1,255,511)		(1,855,176)
Proceeds from sale of machinery and equipment	32		390,128		225,342		60,826
Business acquisitions	(21)		(261,122)		(193,668)		(532,694)
Investment in concessions and other long-term assets	(205)		(2,524,145)		(2,627,807)		(2,059,593)
Dividends received	1		5,319		8,140		2,826
Collections (grants) of loans	7		86,075		(1,007,195)		(164,135)

Net cash used in investing activities	(226)		(2,795,785)		(4,850,699)		(4,547,946)

Cash to be obtained from financing activities	(558)		(6,903,317)		(7,017,233)		(6,055,712)

Financing activities:
Proceeds from long-term debt	1,342		16,621,255		8,455,842		7,383,378
Payments of long-term debt	(558)		(6,906,459)		(2,714,444)		(455,300)
Payments under leasing agreements	(3)		(36,728)		(12,587)		(25,324)
Interest paid	(167)		(2,073,881)		(1,694,471)		(1,127,059)
Increase in common stock (2009 net of Ps.89,890 of issuance expenses)	1		3,728		2,979,279		9,966
Derivative financial instruments	(43)		(534,570)		(499,630)		(92,702)
Repurchase of shares	—		—		(7,936)		(89,930)
Decrease in noncontrolling interest	(8)		(93,502)		(249,463)		(660,235)

Net cash provided by financing activities	564		6,979,843		6,256,590		4,942,794

(Continued)

	Millions of
	U.S. Dollars
	(Convenience
	Translation Note 2)
	Year Ended
	December 31,
	2010	2010		2009		2008
Net increase (decrease) in cash and cash equivalents	6		76,526		(760,643)		(1,112,918)

Effect of exchange rate changes on cash	(5)		(68,231)		39,385		(169,117)

Cash and cash equivalents at beginning of period (restricted cash included of Ps.1,833,086)	364		4,510,667		5,231,925		6,513,960

Cash and cash equivalents at the end of period (restricted cash included of Ps.1,543,578)	$365	Ps.	4,518,962	Ps.	4,510,667	Ps.	5,231,925

Additional information:
During the years ended December 31, 2009 acquired fixed assets through leasing agreements and other financing agreements for Ps.36,527.
Real estate inventories in the statement of financial position at December 31, 2010 include Ps.1,446,825 acquired from a trust that guaranteed outstanding receivables owed to the Company, mentioned in Note 21.a.
The accompanying notes are an integral part of these consolidated financial statements.      (Concluded)

EMPRESAS ICA, S. A. B. DE C. V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2010, 2009 and 2008
(Thousands of Mexican pesos except as otherwise indicated, per share data and exchange rates in pesos)
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
Significant events
     Adoption of International Financial Reporting Standards — In January 2009, the National Banking and Securities Commission issued amendments to the Single Circular for Issuers to include the obligation to file financial statements based on the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) as of the year ending December 31, 2012, with the option of early adoption.
     The Company’s management decided to early adopt IFRS as of the year ending December 31, 2011, considering January 1, 2010 as the Company’s “transition date”. Therefore, the accompanying consolidated financial statements for the year ended December 31, 2010 will be the last annual financial statements of the Company to be prepared in conformity with Mexican Financial Reporting Standards (“MFRS”) for public use.
     The purpose of the early adoption is to align the Company’s financial information with international requirements in terms of disclosure and transparency of financial information, and to facilitate the assessment and comparison of the Company by the investing public to other entities in the same sector for purposes of their decisions regarding their investments in the Company. Consequently, as of January 1, 2011, the Company suspended the application of MFRS in the preparation of its financial statements for public use.
     Note 31 describes the effects derived from the change in accounting standards as of and for the year ended December 31, 2010, as well as a description of the changes in significant accounting policies.
     Agreement for the sale of Corredor Sur — In March 2010, the Company was approached by the Government of Panama, which expressed its interest in purchasing the Company’s investment in the Corredor Sur tollroad. Since such date, the Company has been in discussions with the Government of Panama regarding the potential sale. As of the date of the accompanying consolidated financial statements, the negotiation of the definitive agreement is still in process, and may include the continued participation of the Company as operator of the related toll road. Should the Government of Panama ultimately decide not to purchase the Company’s investment in the Corredur Sur, the Company has no current intention to actively market its sale.
     Transferability of the Service Provision Project (“PPS”) of Irapuato La Piedad y Querétaro Irapuato to RCO — In September 2010, the Company reached a non-binding agreement with the shareholders of its affiliate Red de Carreteras de Occidente, S.A.P.I.B. de C.V. (“RCO”) to transfer it all of its shareholding in the Company’s subsidiaries Concesionaria Irapuato La Piedad, S.A. de C.V. (“CONIPSA”) and Concesionaria de Vías Irapuato Queretaro, S.A. de C.V. (“COVIQSA”). In exchange for the shareholding of the Company in both subsidiaries, ICA will receive cash consideration and additional shares in RCO that will increase the Company’s current participation in such affiliate. As of the date of the accompanying consolidated financial statements, ICA and RCO have continued to negotiate definitive documentation and obtain required governmental and corporate approvals as well as the work to comply with other conditions precedent common to this type of transaction. Should RCO ultimately decide not to purchase the Company’s investment in CONIPSA and COVIQSA, the Company has no current intention to actively market its sale.

Tax reform — In December 2009, modifications were published to the Income Tax Law (“LISR”) (“Tax Reform”), effective as of 2010, which establish that: a) the payment of income tax on benefits received from tax consolidation of subsidiaries, obtained in the years 1999 through 2004, must be made in partial installments from the year 2010 until 2014 and b) the tax on benefits obtained from the tax consolidation of subsidiaries for 2005 and subsequent years will be paid during the sixth through tenth years after that in which the benefit was obtained. The payment of the tax on the dividends distributed between companies that consolidate for tax purposes, made in years prior to 1999, could also be required in some cases, as established in tax provisions, such as upon sale of the shares of the controlled companies or at the time the Group eliminates the tax consolidation regime, among others.
In accordance with the Tax Reform and Interpretation to Financial Reporting Standards (“INIF”) 18, Recognition of the Effects of the 2010 Tax Reform on Income Taxes”, published by the Mexican Board for the Research and Development of Financial Reporting Standards (“CINIF”), ICA recognized, as of December 31, 2009, tax liabilities of Ps.2,791 million, a deferred tax asset of Ps.1,615 million, a charge to results of Ps.332 million and a charge to accumulated results of Ps.844 million. Ps. 844 million of this amount was reversed in 2010 as a result of certain modifications made by the tax authorities in 2010 to the original tax reforms (see Note 20).
Stockholders’ equity increase — In July 2009, ICA carried out a global primary placement of 150 million shares for a total amount of Ps.3,006 million (nominal value). 70% of these shares were placed with institutional investors abroad, through an offering that was registered under the U.S. Securities Act of 1933, while the remaining 30% were placed on the Mexican market.
2. Basis of Presentation and Principles of Consolidation
          a. Basis of presentation
     The accompanying consolidated financial statements of ICA and its subsidiaries are prepared in accordance with MFRS (individually referred to as Normas de Información Financiera or “NIFs”).
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
     Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2010 and for the year then ended have been translated into U.S. dollar amounts at the rate of 12.3825 pesos per U.S. dollar, the noon buying rate for pesos on December 31, 2010 as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.
          b. Classification of costs and expenses
     Costs and expenses presented in the consolidated statements of income were classified according to their function due to the various business activities of the subsidiaries. Consequently, cost of sales is presented separately from other costs and expenses.
          c. Income from operations
     Income from operations is the result of subtracting cost of sales and general expenses from net sales. While NIF B-3, Statement of Income, does not require inclusion of this line item in the consolidated statements of income, it has been included for a better understanding of the Company’s economic and financial performance.

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
          e. Principles of consolidation
     Financial statements of those companies in which ICA owns more than 50% of the capital stock or owns less than 50% of such capital stock but effectively controls such entity are consolidated within the financial statements. The assets, liabilities, revenues, costs and expenses of companies or associations subject to contractually agreed joint control are included in the consolidated financial statements using proportionate consolidation in accordance with International Accounting Standard No. 31, Interests in Joint Ventures, supplementally applied pursuant to NIF A-8, Supplemental Standards. All the intercompany balances and transactions have been eliminated in consolidation. The principal subsidiaries that are proportionately consolidated are: ICA Fluor Daniel, S. de R.L de C.V. and subsidiaries (“ICAFD”), Grupo Rodio Kronsa, S.A.; Suministro de Agua de Querétaro, S.A. de C.V., Constructora Nuevo Necaxa Tihuatlán, S.A. de C.V. and Autovía Nuevo Necaxa Tihuatlán, S.A. de C.V. The subsidiaries Viabilis Infraestructura, S.A.P.I. de C.V. and Autovía Urbana TT, S.A. de C.V., are fully consolidated beginning July 2009 as a result of obtaining control of such entities as of such date.
     The financial statements of the companies that are included in these consolidated financial statements and have a fiscal year-end other than December 31 are converted to a December 31 year-end. During 2010, Grupo Rodio Kronsa, S.A. changed its fiscal year-end from October 31 to December 31, which is reflected in the accompanying 2010 consolidated statement of income by including 14 months of operations of the entity. The effects of the additional months are not considered material.
     The principal consolidated subsidiaries are as follows:

	Direct and Indirect
	Ownership Percentage
Subsidiary	2010	2009	Activity
	%	%
Sub-Holding:
Constructoras ICA, S.A. de C.V. (“CICASA”)	100	100	Construction
Controladora de Empresas de Vivienda, S.A. de C.V. (“CONEVISA”)	100	100	Housing development
Controladora de Operaciones de Infraestructura, S.A. de C.V. (“CONOISA”)	100	100	Concessions
Operating:
Ingenieros Civiles Asociados, S.A. de C.V. (“ICASA”)	100	100	Heavy and urban construction
ICA Fluor Daniel, S. de R.L. de C.V. (“ICAFD”)	51	51	Industrial construction
ICA Panamá, S.A.	100	100	Highway concessions
Grupo Aeroportuario del Centro Norte, S.A.B. de C. V	59	59	Managing and operating airport concessions
Constructora Hidroeléctrica La Yesca, S.A. de C.V.	99	99	Construction of the La Yesca hydroelectric plant

          f. Acquisition of subsidiaries
     In April 2010, ICA provided equity of Ps.151 million to Los Portales, S. A. (a company with operations in the housing development segment), thereby increasing its shareholding in the entity from 18% to 50% and subsequently proportionally consolidating the entity as of the acquisition date. Previously, this investment was recognized using the equity method. Allocation of the purchase price is still in process as the Company continues to gather information regarding related intangibles acquired, if any. Accordingly, goodwill recognized (see Note 13) is preliminary and may change upon finalization of the allocation of the purchase price.
     On September 30, 2009, ICA acquired, for Ps.193 million, 100% of the common stock shares of Construcciones y Trituraciones, S.A. de C.V. (“COTRISA”), a company which specializes in tunnels, underground construction works and water management projects. The statement of financial position of COTRISA is consolidated as of September 2009 and its income statement is consolidated as of October 1, 2009.
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
     Non-inflationary economic environment
     Foreign operations whose functional currency is the same as the currency in which transactions are recorded translate their financial statements using the following exchange rates: 1) the closing exchange rate in effect at the date of the statement of financial position for assets and liabilities; 2) historical exchange rates for stockholders’ equity, and 3) the rate on the date of accrual of revenues, costs and expenses. Translation effects are recorded in stockholders’ equity.
     Inflationary economic environment
     Foreign operations whose functional currency is the same as the currency in which transactions are recorded first restate their financial statements in currency of purchasing power as of the date of the statement of financial position, using the price index of the country of origin of the functional currency, and subsequently translate those amounts to Mexican pesos using the closing exchange rate in effect at the date of the statement of financial position for all items. Translation effects are recorded in stockholders’ equity.
3. Summary of Significant Accounting Policies
          a. Accounting changes
          Beginning January 1, 2010, the Company adopted INIF No. 17, Service Concession Agreements, issued by the CINIF. INIF 17 is a supplement to Bulletin D-7, Construction and Manufacturing Contracts for Certain Capital Assets and provides guidance regarding the accounting for infrastructure in a service concession arrangement, that the operator constructs or acquires from a third party, who grants the operator access to such infrastructure in order to fulfill the objective of the concession contract. Prior to the enactment of INIF 17, the Company supplementally applied, pursuant to NIF A-8, Supplemental Standards, International Financial Reporting Interpretations Committee Interpretation (“IFRIC”) No.12, Service Concession Arrangements. As the guidance established in INIF 17 is substantially converged with that of IFRIC 12 previously applied by the Company, there were no significant effects of adoption of INIF 17 on the accompanying consolidated financial statements.
     Also on January 1, 2010, the Company adopted the following new standards, which did not have a material effect on the accompanying consolidated financial information: NIF C-1, Cash and Cash Equivalents, Improvements to NIFS for 2010 including NIF B-1, Accounting Changes and Corrections of Errors, NIF B-2, Statement of Cash Flows, NIF B-7, Business Acquisitions, NIF C-6 Property, Plant and Equipment, NIF C-7, Investments in Associated Companies and Other Permanent Investments, and NIF C-13, Related Parties.

          b. Reclassifications
     Through December 31, 2009, the Company presented provisions for machinery rentals within accrued expenses; additionally, the investment in shares of associated companies was presented as a separate line item in the statement of financial position. Given that the balance of the provision for machinery rentals increased over 30%, as of December 31, 2010 it is included within the provisions line item; additionally, the investment in shares of associated companies is not considered significant to the financial statements taken as a whole and is presented within other assets in 2010. These reclassifications were retrospectively applied in the statement of financial position as of December 31, 2009.
          c. Recognition of the effects of inflation
     Since the cumulative inflation for the three fiscal years prior to those ended December 31, 2010 and 2009, was 14.48% and 15.01%, respectively, the economic environment is considered non-inflationary in both years. Beginning on January 1, 2008, the Company discontinued recognition of the effects of inflation in its financial statements. The amounts presented in the accompanying consolidated financial statements at December 31, 2010 and 2009, are stated at nominal values. However, assets, liabilities and stockholders’ equity contain the effects of inflation recognized through December 31, 2007.
     Inflation rates for the years ended 2010, 2009 and 2008 were 4.40%, 3.57% and 6.53%, respectively.
          d. Cash and cash equivalents and restricted cash
     Cash and cash equivalents consist mainly of bank deposits in checking accounts and short-term investments, highly liquid and easily convertible into cash, maturing within three months as of their acquisition date, which are subject to immaterial value change risks. Cash is stated at nominal value and cash equivalents are measured at fair value, with any fluctuation recognized in comprehensive financing result of the period. Cash equivalents are represented mainly by instruments in Treasury Certificates (“CETES”), investment funds and money market funds. Cash and cash equivalents subject to restrictions or intended for a specific purpose are presented separately under current or non-current assets as the case may be.
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
     Depreciation of buildings, furniture, office equipment and vehicles is calculated using the straight-line method over the useful life of the asset. Depreciation begins in the month in which the asset is placed in service. The useful lives of assets are as follows:

Useful
lives
Buildings	20 to 50
Machinery and operating equipment	4 to 10
Furniture, office equipment and vehicles	4 to 10

     The depreciation of machinery and equipment is calculated according to the units of production method (machine hours used in regard to total estimated usage hours of the assets during their useful lives, which range from 4 to 10 years). Financing costs incurred during the construction and installation of buildings and machinery and equipment are capitalized and through December 31, 2007, were adjusted for inflation as measured by the NCPI.
          h. Investment in concessions
     The Company classifies the assets derived from the construction, administration and operation of the service concession arrangements either as intangible assets, financial assets (accounts receivable) or a combination of both.
     A financial asset results when an operator constructs or makes improvements to the infrastructure, in which the operator has an unconditional right to receive a specific amount of cash or other financial assets during the contract term. An intangible asset results when the operator constructs or makes improvements and is allowed to operate the infrastructure for a fixed period after construction is complete, in which the future cash flows of the operator have not been specified, because they may vary depending on the use of the asset, and are therefore considered contingent. Both a financial asset and an intangible asset may result when the return/gain for the operator is provided partially by a financial asset and partially by an intangible asset.
     In both a financial and intangible asset situation, revenue and costs related to construction or improvements are recognized in income and costs during the construction phase.
     The financial asset is recorded at its nominal value and is valued at fair value at the date of the financial statements based on the yield established in the concession contract. Investments in concessions resulting in the recognition of an intangible asset are recorded at acquisition value or construction cost. The cost of financing incurred during the construction period is capitalized.
Investments in concession projects are amortized over the concession period based on utilization rates (vehicle traffic during the concession period for toll roads; volume of water treated for water treatment plants). Revenues from the operation of concession projects are recognized as concession revenues.
          i. Other assets
     Other assets mainly consist of costs related to uncompleted construction contracts, bank commissions and fees, as well the deferred loss on derivative financial instruments, which are recorded at historical cost and amortized over the estimated useful life of the asset. Additionally, this caption includes investments in associated companies. Lastly, this caption includes the fair value of derivative financial instruments entered into by the Company.
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

          k. Business acquisition
     All business acquisitions, are initially recognized and valued using the purchase method, which includes allocating the purchase price, represented by cash delivered or its fair value equivalent, over the fair value of the assets acquired and liabilities assumed, and, when appropriate, recognizing either goodwill or a non-ordinary gain.
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
          n. Accounting for construction contracts
     Revenues from construction contracts are recognized using the percentage-of-completion method based on the costs incurred method or the units of work method, considering total costs and revenues estimated at the end of the project. Changes occurring during the progress of the contract, and the related yields, including those that may arise for awards resulting from the early completion of projects, contract penalties and modifications to contracts, are recognized as income in the periods in which any revisions take place and when such revisions are approved by the customers.
     Based on the terms of the contracts, revenue recognized is not necessarily related to the actual amounts invoiced to customers. Management periodically evaluates the reasonableness of its accounts receivable. In cases when an indication of collection difficulty exists, allowances for bad debts are created and charged to results in the same period. The estimate for such reserve is determined based on management’s best judgment in accordance with prevailing circumstances at that time.
     Contract costs include labor, direct material, subcontractor costs, start-up project costs and indirect costs. Periodically, the Company evaluates the reasonableness of the estimates used in the determination of the percentage completion in any given project. If as a result of this assessment, the total estimated cost of the project exceeds expected revenues, an adjustment is made in order to reflect the effect in results of the period in which the adjustment or loss is incurred. For those projects in which financing revenue is included as part of the selling price, the contract costs also include the net comprehensive financing result incurred with the financing obtained to perform the contract, except where the actual financing cost exceeds the original estimated financing cost. This financing cost including the changes in the fair value of derivative financial instruments, if any, is part of the contract cost, which is recognized in results as the project progresses. In certain contracts, the collection of the contract amount from the client may take place at the completion of the project. However, periodic reports of the advance of the project to date are provided to and approved by the client, which serve as a base so that the Company can continue to obtain financing for the project.
          o. Accounting for real estate sales
     Revenues derived from sales of low- and medium-income housing and real estate are recognized as revenue once the house or real estate development is completed and the rights, benefits and obligations related to the property have transferred to the buyer, which occurs upon formalization of the deed.
          p. Sales of goods and services
     Revenues from sales of goods and services are recognized as the goods are delivered or the services are performed.

          q. Employee benefits from termination, retirement and other
     Liabilities from seniority premiums, pension plans and severance payments are recognized as they accrue and are calculated by independent actuaries using nominal interest rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees.
          r. Maintenance and repair expenses
     Maintenance and repair expenses are recorded as costs and expenses in the period in which they accrue.
          s. Statutory employee profit sharing
     Statutory employee profit sharing (“PTU”) is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying consolidated statements of income. Deferred PTU is derived from temporary differences that result from comparing the accounting and tax basis of assets and liabilities and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.
          t. Income taxes
     The Company files a consolidated tax return, as permitted by the tax laws of Mexico. The Business Flat Tax (“IETU”) is caused individually by the parent and its subsidiaries. To recognize deferred income taxes, based on its financial projections, the Company determines whether it expects to incur regular income tax (“ISR”) or IETU and, accordingly, recognizes deferred taxes based on the tax it expects to pay.
     ISR and IETU are recorded in the results of the year they are incurred according to NIF D-4, Income Taxes. Deferred income tax assets and liabilities are recognized for the applicable temporary differences resulting from comparing the accounting and tax values of assets and liabilities plus any future benefits from tax loss carryforwards and unused tax credits. Management periodically evaluates its assumptions based on historical tax results and estimated tax profits. The resulting deferred tax provision or benefit related to the recognition of the deferred tax liability or asset is reflected in the consolidated statement of income. The calculation and recognition of deferred taxes requires the use of estimates that could be affected by the amount of future taxable income, the assumptions considered by management and actual results of operations. A deferred income tax asset is only recognized when there is a high probability that it can be recovered, periodically evaluating the probability based on the historical taxable results and the estimation of future taxable revenues. A valuation allowance is recorded for any deferred tax asset for which realizability is not highly probable. The assumptions used in forming the estimate of a valuation allowance may change based on various circumstances, which may result in the modification of such valuation allowance, thereby affecting the Company’s financial position and results of operations.
          u. Tax on assets
     Tax on assets (“IMPAC”) paid through 2007 that is expected to be recoverable, is recorded as an advance payment of ISR and is presented in the consolidated statements of financial position as a deferred tax asset.
          v. Derivative financial instruments
               i) Risk management
     The Company is exposed to various economic risks including (i) financial market risks (interest rate, exchange rate and prices), (ii) credit risk, and (iii) liquidity risk.
     The Company attempts to minimize the potential negative effects of these risks on its financial performance using different strategies. Derivative financial instruments are used to hedge exposure to the financial risks of transactions already recognized in the statement of financial position (recognized assets and liabilities), as well as firm commitments and forecasted transactions that are likely to occur.

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
     The Company’s policy is to enter into derivative financial instruments at the project level. The Company does not enter into instruments that involve margin calls or additional credit beyond those already approved by the respective committees; as such instruments are not considered additional liquidity sources for these types of requirements. In projects requiring collateral, the Company’s policy establishes that the deposits required must be made at the beginning or letters of credit (contingent) must be entered into upon contracting the project to reduce the project’s exposure.
               ii) Accounting policy
     The Company values all derivative financial instruments at fair value, regardless of the purpose for holding them. Fair value is determined through the use of valuations of counterparties (valuation agents), verified by a price provider authorized by the National Banking and Securities and Banking Commission (“CNBV”). These valuations are determined based on recognized methodologies in the financial sector, supported by sufficient, reliable, and verifiable information. Fair value is recognized in the consolidated statement of financial position as an asset or liability based on the rights or obligations established in the contracts executed.
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
          w. Concentration of credit risk
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
          x. Foreign currency transactions
     Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the exchange rate in effect at the date of the statement of financial position. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of income, except in those cases in which they can be capitalized.
          y. Basic earnings per share
     Basic earnings per share is computed by dividing income of the controlling interest available to common stockholders by the weighted average number of common shares outstanding during the year.
4. Cash and Cash Equivalents

	December 31,
	2010		2009
Cash	Ps.	879,872	Ps.	890,318
Cash equivalents		2,095,512		1,787,263

	Ps.	2,975,384	Ps.	2,677,581

As of December 31, 2010 and 2009, of the balance of cash and cash equivalents, Ps.1,193 million and Ps.668 million, respectively were held by ICAFD and Ps.501 million and Ps.340 million, respectively, were held in the Airports segment.
5. Restricted Cash

	December 31,
	2010		2009
Restricted cash and cash equivalents	Ps.	1,543,578	Ps.	1,833,086
Non-current		(142,488)		(413,514)

Current	Ps.	1,401,090	Ps.	1,419,572

     Restricted cash is composed principally by trusts that have been created to administer the amounts received from tolls and other related services generated by the concessions, which guarantee and are primarily utilized to pay the debt contracted and the maintenance of the concessions.

6. Customers
     As of December 31, 2010 and 2009, the caption of Customers is composed of the following:

	December 31,
	2010		2009
Trade accounts receivable (at December 31, 2010 and 2009, includes allowance for doubtful accounts for Ps.233 million and Ps.69 million, respectively)	Ps.	967,401	Ps.	774,609
Contract receivables		1,605,713		3,375,764
Cost and estimated earnings in excess of billings on uncompleted contracts		6,363,721		4,201,991

	Ps.	8,936,835	Ps.	8,352,364

     Contract Receivables
     Contract receivables are comprised of the following:

	December 31,
	2010		2009
Billings on contracts (1)	Ps.	14,364,905	Ps.	10,797,440
Guarantee deposits		75,005		136,271
Less: advanced payments received on contracts		(2,409)		—

		14,437,501		10,933,711
Less: allowance for doubtful accounts		(421,016)		(275,447)

		14,016,485		10,658,264
Less: Long-term contract receivables (3) (4)		(12,410,772)		(7,282,500)

Current contract receivables	Ps.	1,605,713	Ps.	3,375,764

     The allowance for doubtful accounts for the contract and trade receivables is as follows:

	December 31,
	2010		2009
Trade receivables (2)	Ps.	233,480	Ps.	69,109
Contract receivables		421,016		275,447

	Ps.	654,496	Ps.	344,556

(1)	At December 31, 2010 and 2009, there were retentions on billings on contracts for Ps.83 million and Ps.117 million, respectively.

(2)	In 2010, GACN increased its allowance for doubtful accounts by Ps.174 million, of which Ps.143 million have been recorded for the suspension of operations of Grupo Mexicana. This allowance includes Ps. 133 million of the Airport Usage Rate (“TUA”), Ps.7 million of airport services, and Ps.3 million of other services.
     Cost and Estimated Earnings in Excess of Billings on Uncompleted Contracts

	December 31,
	2010		2009
Costs incurred on uncompleted contracts	Ps.	61,603,558	Ps.	53,654,453
Estimated earnings		2,591,957		3,608,898

Recognized revenues		64,195,515		57,263,351
Less: billings to date		(56,193,000)		(51,402,577)

Total cost and estimated earnings in excess of billings on uncompleted contracts		8,002,515		5,860,774
Less: Non-current cost and estimated earnings in excess of billings on uncompleted contracts (3) (4)		(1,638,794)		(1,658,783)

Current portion of costs and estimated earnings in excess of billings on uncompleted contracts	Ps.	6,363,721	Ps.	4,201,991

(3)	As of December 31, 2010 and 2009, the non-current balance of Customers includes Ps.9,503 million and Ps.6,125 million, respectively, due from the La Yesca Hydroelectric Project, which such balance is composed of both contract receivables and costs and estimated earnings in excess of billings. In conformity with the financed public works mixed-price contract executed with the Comisión Federal de Electricidad (“CFE”), the consideration will be settled in one lump sum upon completion of the construction, which is expected to occur in 2012. The contract receivables and the cost and estimated earnings in excess of billings on uncompleted contracts bear annual interest at an average 5.24% rate.

(4)	As of December 31, 2010 and 2009, the non-current balance of Customers includes Ps.4,117 million and Ps.2,522 million (of both contract receivables and costs and estimated earnings in excess of billings), respectively, of Viabilis Infraestructura, S.A.P.I, de C.V., a subsidiary of ICA, which has executed a contract for the construction of Río de los Remedios- Ecatepec Highway with Sistema de Autopistas, Aeropuertos, Servicios Conexos y Auxiliares del Estado de México (“SAASCAEM”). The payment and the return on investment, as well as the total financing and investment settlement guarantee, will be based on toll revenue made by the trust created for such purposes. Collection will be made at the time the investment plus an internal rate of return of 10% is earned, which is expected to be within an estimated 30-year term.
     The changes in the allowance for doubtful accounts are as follows:

	December 31,
	2010		2009		2008
Beginning balance	Ps.	344,556	Ps.	545,758	Ps.	467,819
Increase of the period		350,187		70,449		154,176
Reversals due to subsequent collection and write-off of bad debts		(40,247)		(271,651)		(76,237)

Ending balance	Ps.	654,496	Ps.	344,556	Ps.	545,758

7. Construction Backlog
     A reconciliation of backlog representing executed construction contracts at December 31, 2010, 2009 and 2008 is as follows:

	Construction Segment
	Civil		Industrial		Rodio-Kronsa		Total
Balance at January 1, 2008	Ps.	19,897,839	Ps.	4,243,505	Ps.	729,127	Ps.	24,870,471
New contracts and changes 2008		27,389,641		2,983,136		1,513,479		31,886,256
Less: construction revenue earned 2008		11,402,252		4,151,970		1,679,791		17,234,013

Balance at December 31, 2008		35,885,228		3,074,671		562,815		39,522,714
New contracts and changes 2009		11,731,715		7,218,725		1,351,686		20,302,126
Less: construction revenue earned 2009		19,603,797		3,973,542		1,514,374		25,091,713

Balance at December 31, 2009		28,013,146		6,319,854		400,127		34,733,127
New contracts and changes 2010		20,210,154		6,536,735		1,343,549		28,090,438
Less: construction revenue earned 2010		22,142,600		4,401,358		1,305,823		27,849,781

Balance at December 31, 2010	Ps.	26,080,700	Ps.	8,455,231	Ps.	437,853	Ps.	34,973,784

     From January 1 to February 28, 2011, the Company entered into contracts totaling Ps.13,209 million, which correspond to the Civil Construction segment.
8. Other Receivables
     Other receivables consist of the following:

	December 31,
	2010		2009
Amounts receivable from related parties	Ps.	792,195	Ps.	769,650
Financial assets from investment in concessions (Note 11)		274,940		93,701
Recoverable income and value-added taxes		1,028,856		551,753
Notes receivable		73,310		74,420
Guarantee deposits		117,980		97,452
Other (1)		303,825		609,420

	Ps.	2,591,106	Ps.	2,196,396

(1)	Net of allowance for doubtful accounts for Ps.39 million and Ps.34 million in 2010 and 2009, respectively.

9. Inventories
     Inventories consist of the following:

	December 31,
	2010		2009
Materials, spare parts and other	Ps.	817,285	Ps.	692,826
Merchandise in-transit		9,153		19,560
Allowance for obsolete inventories		(10,794)		(26,968)

	Ps.	815,644	Ps.	685,418

     The changes in the allowance for obsolete inventory are as follows:

	December 31,
	2010		2009		2008
Beginning balance	Ps.	26,968	Ps.	35,893	Ps.	55,728
Increase of the period		—		—		9,669
Uses		(16,174)		(8,925)		(29,504)

Ending balance	Ps.	10,794	Ps.	26,968	Ps.	35,893

10. Real Estate Inventories
     Real estate inventories consist of the following:

	December 31,
	2010		2009
Land held for sale	Ps.	718,211	Ps.	1,006,109
Land held for future development		1,130,322		1,301,001
Land under development		1,365,039		339,534
Real estate under construction		3,094,535		2,812,300
Real estate held for sale		1,172,986		203,914
Advances to subcontractors		18,186		86,141

		7,499,279		5,748,999
Long-term		(3,138,608)		(2,821,949)

	Ps.	4,360,671	Ps.	2,927,050

     The capitalized comprehensive financing costs are Ps.376 million and Ps.274 million, as of December 31, 2010 and 2009, respectively.
     As mentioned in Note 21.a, in December 2010, ICA activated the mechanism in a Trust established to guarantee receivables owed to ICA from the Esmeralda Resort Project of Ps.1,447 million (including interest), by which ICA awarded itself the current buildings under construction, golf course, and land of over 289 hectares in a first level beach area as payment on the overdue receivables. As of December 31, 2010, these assets had been classified as current and non-current real estate inventories of Ps.522 and Ps.925 million, respectively.

11. Investment in Concessions
          a) The classification and integration of investment in concessions is as follows:
Financial asset:

		Ownership
	Date of	Percentage		Balance as of December 31,
Description of Project	Concession Agreement	2010	2009	2010		2009
Water treatment plant in Cd. Acuña (4)	September 1998	100%	100%	Ps.	267,485	Ps.	262,050
Irapuato — La Piedad Highway (1)	August 2005	100%	100%		617,058		617,057
Querétaro — Irapuato Highway(1)	June 2006	100%	100%		542,376		476,601
Nuevo Necaxa — Tihuatlán Highway (1) (2)	June 2007	50%	50%		1,268,199		557,308
Río Verde — Cd. Valles Highway (1)	July 2007	100%	100%		1,428,399		980,304
Acueducto II Querétaro — Water supply (1) (2)(3)	May 2007	42%	42%		534,421		528,551
Acueducto San Luis Potosí — El Realito(1) (2)	July 2009	51%	51%		3,785		756
Autopista Mitla Tehuantepec (1)	Jun 2010	100%	—		590		—

					4,662,313		3,422,627

Intangible asset:

		Ownership
	Date of	Percentage		Balance as of December 31,
Description of Project	Concession Agreement	2010	2009	2010		2009
Grupo Aeroportuario del Centro Norte	November 1998	59%	59%		7,015,587		6,973,450
Corredor Sur in Panamá	August 1996	100%	100%		2,007,155		2,178,896
Acapulco Tunnel	May 1994	100%	100%		1,278,722		1,311,549
Irapuato — La Piedad Highway (1)	August 2005	100%	100%		96,484		101,237
Querétaro — Irapuato Highway (1)	June 2006	100%	100%		2,063,455		1,405,870
Kantunil — Cancun Highway	October 1990	100%	100%		2,558,081		2,717,641
Nuevo Necaxa — Tihuatlán Highway (1) (2)	June 2007	50%	50%		536,785		232,118
Rio Verde — Cd. Valles Highway (1)	July 2007	100%	100%		773,382		461,612
Parking lots — Perú (2)	September 2008	50%	50%		75,627		13,544
Acueducto II Querétaro — Water supply (1) (2) (3)	May 2007	42%	42%		607,258		379,068
Water treatment plant in Cd. Acuña(4)	September 1998	100%	100%		39,723		42,704
Libramiento La Piedad	January 2009	100%	100%		968,077		361,210
Acueducto San Luis Potosí — El Realito (1) (2)	July 2009	51%	51%		2,028		430
Autopista Mitla Tehuantepec (1)	Jun 2010	100%	—		114		—
Planta de Tratamiento de Agua Prieta (2)	September 2009	50%	50%		1,213		—

					18,023,691		16,179,329

Investment in associated companies:

		Ownership
	Date of	Percentage		Balance as of December 31,
Investment	Concession Agreement	2010	2009	2010		2009
Red de Carreteras de Occidente, S.A.P.I.B. de C.V.	October 2007	13.63%	13.63%		2,530,638		2,783,937
Proactiva Medio Ambiente México, S.A. de C.V.	Various	49.00%	49.00%		613,275		577,241
Autopistas Concesionadas del Altiplano, S.A. de C.V. (5)	September 1991	19.38%	19.38%		146,127		31,822
Others	Various	—	—		24,307		18,020

					3,314,347		3,411,020

Total				Ps.	26,000,351	Ps	.23,012,976

(1)	Combination of both financial and intangible assets.

(2)	Proportionately consolidated.

(3)	Includes 5% indirect participation.

(4)	During 2009, partially renegotiated which such portion represents an intangible asset.

(5)	In December 2010, this associated company sold its concession asset obtaining a profit of Ps.609 million, of which Ps.120 million belongs to the Company.

b)	An analysis of the concessions classified as intangible assets is as follows:
Airport Concessions
The investment and rights to use airport facilities and concessions is as follows:

	December 31,
Rights to use airport facilities	2010		2009
Runways, taxiways, platforms	Ps.	1,528,878	Ps.	1,528,878
Buildings		1,002,794		1,002,794
Infrastructure work		349,935		349,935
Land		2,043,447		2,043,447

		4,925,054		4,925,054
Accumulated depreciation		(1,302,128)		(1,176,293)

		3,622,926		3,748,761
Airport concessions		624,160		624,160
Accumulated amortization		(195,492)		(177,720)

		428,668		446,440
Improvements in concessioned assets		3,774,762		3,398,618
Accumulated amortization		(1,118,457)		(855,927)

		2,656,305		2,542,691
Construction of concessioned assets in-progress		307,688		235,558

		7,015,587		6,973,450

Highways and Tunnel

	December 31,
	2010		2009
Projects completed and in operation:
Construction cost		8,016,655		7,993,280
Total financing cost		316,930		336,624
Amortization		(1,842,217)		(1,528,757)
Allowance for impairment		(435,576)		(435,576)

		6,055,792		6,365,571
Construction in-progress:
Construction cost		4,952,312		2,840,308

		11,008,104		9,205,879

	Ps.	18,023,691	Ps.	16,179,329

c)	Below is a description of the primary concessions held by the subsidiaries of the Company. Upon expiration of the concessions, the infrastructure and any related works will revert to the state or government in operating condition. Each concession requires compliance with various contract terms and obligations. As of December 31, 2010 and 2009, the companies were in compliance with such obligations.
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

GACN is obligated to make investments in and perform improvements to concessioned assets according to the five-year Management Development Program (“MDP”). The total amount required is Ps.2,745 million for the period from 2011 to 2015. The amount per year is as follows:

Year	Amount
2011	Ps.	536,290
2012		473,800

2013		726,245
2014		683,080
2015		325,798

	Ps.	2,745,213

     At December 31, 2010, the estimated amount pending to be invested under MDP for the period 2005-2010, is Ps.220 million, which corresponds to checked baggage. The Company expects to conclude these investments in early 2011.
Corredor Sur- Highway
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
     Toll revenues provided by this concession guarantee a long-term debt agreement which matures in 2025 (see Note 18).
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
     Toll revenues provided by this concession guarantee a long-term debt agreement which matures over 25 years (see Note 18).
     Irapuato — La Piedad (“CONIPSA”)
     In August 2005, the SCT granted the Company a 20-year concession and service contract for the upgrading, operation, conservation and maintenance of the highway between Irapuato and La Piedad in the state of Guanajuato, covering a length of 74.3 kilometers under the Service Provision Project (PPS) program. The investment is expected to be recovered through quarterly collections comprising: (1) a payment by the SCT for keeping the concessioned route available for its use; and (2) a payment by the SCT for which the amount is based upon the number of vehicles using the concessioned route in accordance with the established tariff. The modernization work was finished in 2008, at which time the Company began operation, preservation and maintenance of the concessioned route.
     Toll revenues provided by this concession guarantee a long-term debt agreement with maturity in November 2019 (see Note 18).
Querétaro — Irapuato (“COVIQSA”)
     In June 2006, the SCT granted a 20-year concession and services agreement to upgrade, extend and conserve the toll-free Querétaro-Irapuato highway in the states of Querétaro and Guanajuato. A total of 93 kilometers of the 108 kilometers will be upgraded under the PPS program and will be toll-free. The investment will be recovered through quarterly payments comprising: (1) the availability payment received from the SCT; and (2) the payment received from the SCT based on the number of vehicles using the concessioned highway according to the defined tariff. Date of completion of modernization and expansion was in September 2010, at which time the Company began operations.
     At December 31, 2010 and 2009, accumulated comprehensive financing cost amounted to Ps.213 million and Ps.136 million, respectively. The annual average capitalization rate was 17% and 14%, respectively.
Nuevo Necaxa — Tihuatlán (“AUNETI”)
     In June 2007, the SCT granted a 30-year concession for: (i) construction, operation, maintenance and conservation of the Nuevo Necaxa — Ávila Camacho highway of 36.6 kilometers; (ii) operation, maintenance and conservation of the Ávila Camacho — Tihuatlán highway of 48.1 kilometers; and (iii) long-term service contract for the Nuevo Necaxa — Ávila Camacho highway capacity service.
     At December 31, 2010 and 2009, accumulated comprehensive financing cost amounted to Ps.86 million and Ps.29 million, respectively. The annual average capitalization rate was 5% and 4%, respectively.
Río Verde — Ciudad Valles (“RVCV”)
     In July 2007, the SCT granted the Company a 20-year concession of the highway between Río Verde and Ciudad Valles covering a length of 113.2 kilometers for: (i) operation, maintenance upgrade, conservation and extension of the Río Verde — Rayón highway of 36.6 kilometers; (ii) construction, operation, maintenance and conservation of the Rayón — La Pitaya II highway of 68.6 kilometers; and (iii) operation, maintenance upgrade, conservation and extension of the La Pitaya — Ciudad Valles III highway of 8.0 kilometers.
     At December 31, 2010 and 2009, accumulated comprehensive financing cost amounted to Ps.106 million and Ps.36 million, respectively. The annual average capitalization rate was 6% and 3%, respectively.

Acueducto II Water System in Queretaro (“SAQSA”)
     Suministro de Agua de Querétaro, S.A. de C.V. was created on May 17, 2007, for the purpose of rendering water pipeline and purification services for the Acueducto II System. In May 2007, SAQSA signed the concession contract to provide the pipeline and purification service for the Acueducto II system, together with the respective operation and maintenance, to carry water from the El Infiernillo source on the Rio Moctezuma. The project includes the construction of a collection reservoir, two pumping plants, a tunnel 4,840 meters long through the mountain and an 84 kilometer section downwards, a purification plant and a storage tank. This system will supply 50 million of cubic meters of drinking water a year, equal to 75% of the current supply of water for the metropolitan zone of Querétaro. The Acueducto began operations in February 2011.
     At December 31, 2010 and 2009, accumulated comprehensive financing cost amounted to Ps.30 million and Ps.20 million, respectively. The annual average capitalization rate was 5% and 4%, respectively.
Kantunil- Cancún- Highway
     In March 2008, ICA acquired 100% of the stock of Consorcio del Mayab, S.A. de C.V., which holds the concession Kantunil- Cancun. The Ps.912 million paid, which includes direct expenses attributable to the acquisition, was lower than the fair value of the acquired net assets. The excess of the fair value over the cost of the acquired net assets generated in this transaction for Ps.131 million was applied by reducing the investment in concessions as established in Bulletin B-7, Business Acquisitions.
     The concession was granted in 1990 to construct, exploit, and maintain the 241.5 kilometer highway that connects those cities in the states of Yucatán and Quintana Roo, respectively. The term of the concession is for 30 years and expires in December 2020.
     Toll revenues provided by this concession guarantee the redeemable participation certificates that will be amortized over a 17-year period (see Note 18).
Libramiento La Piedad- Highway (“LIPSA”)
     In March 2009, the SCT granted to the Company’s subsidiary, Libramiento ICA La Piedad, S.A. de C.V., the concession to construct, operate, exploit, conserve and maintain the Libramiento de La Piedad (La Piedad Bypass), which is 21.388 km long. The concession is for 30 years and includes the modernization of the federal highways 110 and 90, for a length of 38.8 km and 7.32 km, respectively, located in the States of Guanajuato and Michoacán. The Libramiento de La Piedad will form part of the major junction joining the highway corridors of Mexico City-Nogales and Querétaro-Ciudad Juárez and will free the city of La Piedad from the long-haul traffic moving between the Bajío region and Western Mexico. The construction period will be 22 months and is expected to conclude during 2011.
Mitla Tehuantepec- Highway
     In June 2010, the SCT executed agreements for the construction and operation of the Mitla- Tehuantepec highway in Oaxaca for the next 20 years, under the PPS program, with the subsidiaries Caminos y Carreteras Del Mayab, S.A.P.I. de C.V. and CONOISA. Construction work is valued at Ps.9,318 million. The project includes the concession for the construction, operation, exploitation, maintenance and expansion, as well as the exclusive right to execute the PPS contract with the Federal Government for the 169 kilometers of the Mitla- Entronque Tehuantepec II, Mitla- Santa María Albarradas, and La Chiguiri- Entronque Tehuantepec II highways. The construction work will be performed over an approximate 40-month period.
El Realito- Aqueduct
     In July 2009, the Comisión Estatal del Agua (the State Water Commission) of San Luis Potosí awarded the rendering of services contract for the construction and operation of the El Realito aqueduct for 25 years to the association led by CONOISA, a subsidiary company, and Fomento de Construcciones y Contratas (“FCC”). The total contract amount is Ps.2,382 million.
Agua Prieta- Waste Water Treatment Plant
In September 2009, the Comisión Estatal del Agua (the State Water Commission) of Jalisco signed a contract with Consorcio Renova Atlatec, (ICA, Renova and Mitsui) for the construction and operation of the Agua Prieta waste water treatment plant for 20 years. The total value of the contract is Ps.2,318 million, through a private and public resource investment scheme from the Fondo Nacional para el Desarrollo de Infraestructura (“FONADIN”).

d)	Investments in concessions through associated companies are as follows:
Red de Carreteras de Occidente (“RCO”) — Highway
     RCO, an associated company, was formed on August 13, 2007, with an initial participation of 20% by ICA of RCO’s capital stock. In October 2007, the SCT granted to RCO a 30-year concession for the construction, operation, maintenance and conservation of the Maravatío — Zapotlanejo and Guadalajara — Aguascalientes — León highways covering a length of 558 kilometers, in the states of Michoacán, Jalisco, Guanajuato and Aguascalientes. Additionally, the concession includes up to Ps.1,500 million of additional investments for extension of the four highways to be carried out in the future. At the end of the concession, the assets subject thereto will revert to the Mexican government.
     Condensed financial information of RCO is as follows:

	December 31,
Statement of financial position:	2010		2009(1)
Current assets	Ps	. 1,594,383	Ps	. 2,200,935
Investment in concession		44,973,580		44,825,682
Other non-current assets		2,992,391		2,432,800
Current liabilities		(508,371)		(651,448)
Long-term debt		(27,945,777)		(27,181,002)
Other non-current liabilities		(2,534,959)		(1,196,891)
Stockholders’ equity		(18,571,247)		(20,430,076)

	Year Ended December 31
Statement of operations:	2010		2009		2008
Revenues	Ps.	4,135,987	Ps.	4,309,340	Ps.	2,888,276
Operating income		1,496,849		1,549,541		1,574,463
Net loss		(660,520)		(160,080)		(2,282,552)

(1)	RCO Administration made certain reclassifications to the 2009 financial statements to conform to the presentation used in 2010.
     As of December 31, 2010 and 2009, the Company’s participation in accumulated losses have been recognized for Ps.(725) million and Ps.(635) million, respectively, of which Ps.(90) million and Ps.(128) million relate to the years ended December 31, 2010 and 2009, respectively. Also, in comprehensive loss, the amounts of Ps.(309) million and Ps.(145) million, respectively, have been recognized for the valuation effect of financial instruments classified as hedging instruments (see Note 17).
     Long-term debt of RCO includes a loan received in September 2007 from financial institutions for Ps.31,000 million, which is guaranteed by the toll revenues provided by this concession. The loan has a seven-year term with the possibility to be extended by ten years, with monthly interest payments at the Mexican Interbank Equilibrium Offered rate (“TIIE”) plus 1.20% to 1.65% in the first year and gradually increasing in subsequent years up to a range of 1.80% to 2.25% in the sixth and seventh years. The loan includes additional credit lines for liquidity and capital expenditures for Ps.3,100 million and Ps.3,000 million, respectively.
     The long-term credit entered into by RCO includes certain restrictive covenants which bar the acquisition of new bank loans, granting security, assuming obligations for payment of taxes, the sale of fixed assets and other noncurrent assets, making capital reimbursements, and require the maintenance of certain financial ratios. These financial ratios include a certain requirement of total liabilities to stockholders’ equity; current assets to current liabilities; current assets, less accounts receivable from affiliates, to current liabilities; and operating income plus depreciation to net expenses. As of December 31, 2010 and 2009, the Company has complied with these requirements.

     In October 2009, the trust that that was created specifically for investing in the Series B share capital of RCO, placed Ps.6,550 million in Long-Term Infrastructure Development Equity Certificates (CKDes) with Mexican institutional investors. In November 2009, the stockholders of RCO owning the Series A shares made equity contributions of Ps.4,000 million; consequently, the equity percentage held by ICA as of December 31, 2010 is 13.63%, which maintains its significant influence.
Proactiva Medio Ambiente México (PMA)
     Proactiva Medio Ambiente México (“PMA México”) is a consortium comprised of Constructoras ICA, S.A. de C.V. and Proactiva Medio Ambiente, S.A. de C.V. (“Proactiva”), whose principal activities are the operation of water supply distribution, treatment and management systems, as well as the disposal of solid waste to landfill sites, through concessions granted by governmental organizations.
     Condensed financial information of PMA México at December 31, 2010 and 2009, and for each of the years ended December 31, 2010, 2009 and 2008 is as follows:

	December 31,
Statement of financial position:	2010		2009(1)
Current assets	Ps.	1,364,445	Ps.	803,915
Investment in concession		838,226		863,926
Other non-current assets		167,773		233,591
Current liabilities		(876,286)		(502,934)
Long-term debt		(246,651)		(144,835)
Other non-current liabilities		(61,309)		(181,184)
Stockholders’ equity		(1,186,198)		(1,072,479)

	Year Ended December 31,
Statement of operations:	2010		2009		2008
Revenues	Ps.	1,410,825	Ps.	1,237,632	Ps.	1,180,182
Operating income		172,453		170,559		175,247
Net income		116,284		152,102		116,267

(1)	PMA Administration made certain reclassifications to the 2009 financial statements to conform to the presentation used in 2010.
     At December 31, 2010 and 2009, ICA has recognized its participation in the cumulative earnings in PMA México of Ps.353 million and Ps.311 million, respectively, of which Ps.42 million and Ps.5 million related to the years ended December 31, 2010 and 2009, respectively. The results include amortization of the concession intangible of Ps.8 million and Ps.13 million, respectively.
Autopistas Concesionadas del Altiplano, S.A. de C.V. (AUCAL)
AUCAL was formed in March 1990 and ICA owns 19.38% of its capital stock. On March 15 and May 10, 1990, the SCT granted AUCAL a 10 year concession which, on March 22, 1994, was extended to 25.5 years, for the construction, operation, and conservation of the San Martin Texmelucan —Tlaxcala and Tlaxcala — el Molinito highways covering a length of 25.k km in the states of Puebla and Tlaxcala.
     Condensed financial information of AUCAL as of December 31, 2010 and 2009, and for each of the years ended December 31, 2010, 2009 and 2008 is as follows:

	December 31,
Statements of financial position:	2010		2009
Current assets	Ps.	824,115	Ps.	153,263
Non-current assets		57,275		170,617
Current liabilities		130,785		75,580
Non- current liabilities		—		79,812
Stockholders’ equity		750,605		168,488

	Year Ended December 31,
Statements of operations:	2010		2009		2008
Revenues	Ps.	104,748	Ps.	109,253	Ps.	109,183
Operating income		61,526		50,271		49,348
Net income		609,566		31,915		30,213
Atotonilco- Waste Water Treatment Plant
     This is a consortium comprised of Promotora del Desarrollo de América Latina, S.A. de C.V., as project leader with 40.8%, Acciona Agua, S.A. with 24.26%, Atlatec, S.A. de C.V. (a subsidiary of Mitsui & Co., Ltd.) with 24.26% , CONOISA with 10.2%, and other minority partners; in January 2010 it executed a contract with the Comisión Nacional del Agua (“CONAGUA”), for the construction and operation of the Atotonilco waste water treatment plant (“PTAR”) in Tula, Hidalgo. The total contract value is Ps.9,300 million and the term is for 25 years.
12. Property, Plant and Equipment
     Property, plant and equipment consist of the following:

	December 31,
	2010		2009
Land	Ps.	2,030,408	Ps.	1,905,473
Buildings		1,001,661		692,126
Machinery and operating equipment		2,572,288		2,568,441
Furniture, office equipment and vehicles		594,165		578,049
Accumulated depreciation		(2,194,627)		(2,120,979)

		4,003,895		3,623,110
Machinery and equipment under lease		137,839		97,378
Accumulated depreciation		(69,831)		(53,847)

		4,071,903		3,666,641
Construction in-process		62,382		308,287
Machinery and equipment in-transit		77,289		297,652

	Ps.	4,211,574	Ps.	4,272,580

13. Other Assets
     Other assets are comprised of the following:

	December 31,
	2010		2009
Other expenses related to uncompleted contracts, net (2)	Ps.	488,462	Ps.	581,652
Deferred loss on derivative financial instruments (1)		458,163		558,743
Commissions and other financing costs (2) (3)		758,157		717,202
Goodwill		71,152		34,339
Derivative financial instruments (see Note 17)		44,574		103,738
Insurance and bonding		172,985		236,257
Investment in associated companies		120,022		82,953
Other		388,378		328,514

	Ps.	2,501,893	Ps.	2,643,398

(1)	This amount represents losses on derivative financial instruments entered into for the La Yesca and AUNETI construction projects which, at December 31, 2010, totaled Ps.93 million and Ps.365 million, respectively, and at December 31, 2009, totaled Ps.388 million and Ps.171 million, respectively. The fluctuations in the fair value would generally form part of comprehensive financing cost. However, because these projects are still in the construction phase, MFRS permits the capitalization of comprehensive financing cost into project costs, which include these market-to-market adjustments (see Note 17).

(2)	Net of accumulated amounts recognized in results (through percentage of completion) of Ps.901 million and Ps.430 million with respect to expenses related to uncompleted contracts and accumulated amortization of Ps.558 million and Ps.320 million with respect to commissions and other financing costs, at December 31, 2010 and 2009, respectively.

(3)	Includes Ps.150 million in placement fees and discounts arising from an exchange of debt that is not substantially different from the original loan contract (see Notes 18 and 31).
14. Notes Payable
     Notes payable consist of the following:

	December 31,
	2010		2009
Notes payable to banks(1)	Ps.	3,235,066	Ps.	2,899,732
Notes payable to banks denominated in U.S. dollars (2)		1,021,355		774,965
Other denominations (mainly Euros)		569,666		26

	Ps.	4,826,087	Ps.	3,674,723

As of December 31, 2010 and 2009, approximately Ps.878 million and Ps.967 million, respectively, of the notes payable were used to finance low-income housing projects. The notes payable are secured by the real estate inventory of such projects. Additionally, certain subsidiaries have loans secured by the resources generated from construction projects.
The notes payable to banks consist of short-term notes with weighted average variable interest rates of 8.36% and 4.55% in 2010 and 8.09% and 3.92% in 2009, for notes denominated in Mexican pesos and U.S. dollars, respectively.
At December 31, 2010 the Company has available bank credit lines for Ps.13,438 million.
(1)	Includes Ps.119 million and Ps.94 million of accrued interest as of December 2010 and 2009, respectively.
(2)	Includes Ps.22 million and Ps.16 million of accrued interest as of December 31, 2010 and 2009, respectively.
15. Accrued Expenses and Other
     Accrued expenses and other consist of the following:

	December 31,
	2010		2009
Accrued operating expenses	Ps.	1,739,685	Ps.	1,913,546
Services and other		1,271,260		1,462,644
Accounts payable due to related parties		467,143		334,862
Freight carriers and others		74,197		85,444
Taxes other than income tax		310,879		226,563

	Ps.	3,863,164	Ps.	4,023,059

16. Provisions
     At December 31, 2010 the composition and changes of principal provisions is as follows:
a)	Current:

						Provision
	December 31,					Used and			December 31,
	2009		Additions			Transfers	Reversals		2010
Costs expected to be incurred at the end of the project	Ps.	448,829	Ps.	291,618	Ps.	(41,740)	Ps.	(18,251)	Ps.	680,456
Machinery leasing		357,266		1,441,562		(1,299,164)		(23,634)		476,030
Estimated contract loss		12,854		—		(9,707)		—		3,147
Claims		16,039		177		(3,082)		—		13,134
Contingencies and warranty reserves for construction contracts (ICAFD)		120,386		68,949		(53,022)		—		136,313

	Ps.	955,374	Ps.	1,802,306	Ps.	(1,406,715)	Ps.	(41,885)	Ps.	1,309,080

					Provision
	December 31,				Used and				December 31,
	2008		Additions		Transfers		Reversals		2009
Current provisions	Ps.	633,810	Ps.	1,445,597	Ps.	(1,010,786)	Ps.	(113,247)	Ps.	955,374

					Provision
	December 31,				Used and				December 31,
	2007		Additions		Transfers		Reversals		2008
Current provisions	Ps.	395,651	Ps.	386,674	Ps	(100,682)	Ps.	(47,833)	Ps.	633,810

b)	Other long-term:
     Other long-term liabilities include among other obligations, labor liabilities as of December 31, 2010 and 2009 of Ps.476 million and Ps.290 million, respectively, as well as the following provisions:

	December 31,					Provision		December 31,
	2009		Additions			Used		2010
Contingencies and warranty reserves for construction contracts	Ps.	23,542	Ps	.155,190	(1)	Ps	. (33,492)	Ps.	145,240

	December 31,				Provision		December 31,
	2008		Additions		Used		2009
Contingencies and warranty reserves for construction contracts	Ps.	37,658	Ps.	—	Ps.	(14,116)	Ps.	23,542

	December 31,				Provision		December 31,
	2007		Additions		Used		2008
Contingencies and warranty reserves for construction contracts	Ps.	39,065	Ps.	11,991	Ps.	(13,398)	Ps.	37,658

(1)	Ps.48 million relate to the incorporation of Los Portales.
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
17. Derivative Financial Instruments
     Derivative financial instruments as of December 31, 2010 and 2009 are composed of instruments that cover interest and exchange rate fluctuations.
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
     The following table shows the most significant financial instruments that the Company has contracted as of December 31, 2010 and 2009 to cover interest rate fluctuations through interest rate swaps.

	Notional					Fair value (thousands of
	(thousands of	Contracting	Maturity			Mexican pesos)
Project	Mexican pesos)	date	date	Rate received	Rate paid	2010	2009
Hedging
RCO (1)	15,070,000	Oct.07 / Mar.08	Dec 30, 23	TIIE28d (4.96%)	8.52%	(170,867)	(51,808)
RCO (1)	11,365,000	Oct.07 / Dec.07	Dec 30, 23	TIIE28d (4.96%)	4.33% + UDI	(155,586)	(111,658)
RVCV	2,550,000	Dec 3,08	Dec 28, 15	TIIE28d (4.88%)	9.66%	(310,152)	(223,089)
AUNETI (1)	5,510,000	Jun 11, 08	Dec 06, 27	TIIE28d (4.88%)	9.66%	(365,873)	(170,992)
COVIQSA	1,096,711	Nov 30, 07	Nov 27, 12	TIIE91d (4.95%)	8.00%	(11,634)	(43,297)
LIPSA	320,700	Jan 27, 10	May 25, 20	TIIE28d (4.88%)	8.59%	(64,052)	—
AEROINVEST	194,000	Feb 5, 10	Dec 16, 11	TIIE91d (4.95%)	6.40%	(2,380)	—
The values shown in the “Rate received” column are as of December 31, 2010.

(1) The fair value data shows the percentage of participation that ICA holds in these companies.

At February 28, 2011, the fair value of these instruments has not fluctuated significantly.
          AUNETI
     When financing for the AUNETI project was obtained, the bank charged the Company a one-time commission fee of 1.75% of the total debt amount of Ps.5,510 million. However, instead of discounting the debt by the commission fee, the Ps.96 million (Ps.48 million proportionate amount for ICA) was added to interest rate swap derivatives outstanding with the same bank. Accordingly, the fee will be settled through each exchange made on settlement of the interest rate swaps. Recognition of this transaction resulted in a deferred asset subject to amortization (representing the commission payment) and a derivative financial instrument liability at the beginning of the debt contract. As of December 2010 and 2009, the unamortized asset is Ps.36 million and Ps.40 million, respectively, as the difference was amortized to results by an amount of Ps.4 million and Ps.5 million, respectively.
     These swaps are classified as trading instruments. Because the swaps are related to a project that is in the construction stage, the changes in the fair value derivative liability as of December 31, 2010 and 2009 of Ps.366 million and Ps.171 million, respectively, is capitalized in other assets as part of the cost of the project (see Note 13).
          COVIQSA
     When the interest rate swap was entered into, a payment of Ps.8 million was agreed upon to maintain a fixed 8.0% rate. This payment represented the fair value of the swap at the beginning of the contract. The swap establishes the option to extend the term at the financial agent’s discretion to November 27, 2012; because of this option, the derivative does not meet hedging requirements and thus is classified as a trading derivative. On November 27, 2010, the bank exercised its option to extend the derivative to November 27, 2012. When the option was exercised, an interest rate exchange derivative was executed with the same rate conditions; as of December 31, 2010, it is considered as a hedging derivative and fair value fluctuations are presented under other comprehensive income within equity.
RCO
(Variable rate to fixed rate)
     In October 2007, four swaps that change the profile of variable rate financing to a weighted average fixed rate of 8.52% on a notional amount of Ps.15,070 million were entered into. These swaps were classified, as of May 2008, as cash flow hedges. At December 31 2010 and 2009, the fair value, which represents the percentage related to ICA based on its participation in RCO, was recognized in other comprehensive income within stockholders’ equity. In February 2010, there was a reduction in the notional amount of the derivative from Ps.15,500 million to Ps.15,070 million.
RCO
(Variable rate to fixed rate plus UDIS)
     Revenues from a highway project are derived from rates charged to users that are indexed to inflation. In October and December 2007, two swaps were entered into to change the profile of variable rate financing to a weighted average rate of 4.33% plus UDIS. The notional amount of both swaps is Ps.11,365 million. These derivatives were classified in 2008 as derivatives for trading purposes and the fluctuations in fair value are recognized within comprehensive financing result in the financial statements of RCO and in the Company, under the heading of equity in the (losses) profits of associated companies. As of December 31, 2010 and 2009, these financial instruments have been designated as hedging instruments and their fair value was recognized, in the percentage of equity which ICA holds of this associated company, within other comprehensive income under stockholders’ equity.
     On October 2, 2009, RCO’s stockholders placed long-term infrastructure development equity certificates with Mexican institutional investors, particularly Afores. The funds collected were used mainly to pre-pay part of the debt of RCO. As a result of this transaction, the notional amounts of the fixed rate swaps plus UDIs of Ps.12,975 million, were reduced to Ps.11,365 million.

          LIPSA
     In January 2010, an interest rate swap was contracted to set the project financing rate. With this instrument, a floating interest rate of the 28-day TIIE is received and a fixed interest rate of 8.59% is paid. As of December 31, 2010, it is considered as a hedging derivative and fair value fluctuations are presented under other comprehensive income within equity.
     On February 16, 2011, the derivative was restructured to adjust to the project conditions.
AEROINVEST
     In February 2010, a swap was entered into to cover the interest rate risk; the fixed rate paid by Aeroinvest under the swap is 6.40%. The derivative has a notional value of Ps.194 million under which Aeroinvest receives a floating 91-day TIIE rate.
          b) Interest rate options
     The Company enters into options to establish ceilings (CAPs) and floor (FLOORs) on the level of variable interest rates, which provides the Company the benefit of maintaining an adequate rate on financing for its projects. At December, 2010, the fair value of all contracted CAPs is lower than the premiums paid, for which reason, the CAPs do not generate unrealized profits to be recognized in equity. Accordingly, for all CAPs disclosed below, the fluctuations in fair value are recognized in comprehensive financing result.
     The following table shows the most significant financial instruments that the Company has entered into as of December 31, 2010 and 2009 to cover interest rate fluctuations through interest rate options:

						Fair value
	Notional					(thousands
	(thousands of					of Mexican
	Mexican	Contracting	Maturity			pesos)
Project	pesos)	date	date	Rate received	Rate paid	2010	2009
Hedging
TUCA (CAP)	1,250,000	Jul 01, 08	Dec 30, 14	TIIE91d (4.95%)	11.00%	2,473	15,754
La YESCA (CAP)	USD 703,612	Feb 01, 08 (renewal)	Jun 01, 12	LIBOR1M (0.26%)	4.50%	685	36,382
La YESCA (FLOOR)	USD 703,612	Feb 01, 08	Jun 01, 12	LIBOR1M (0.26%)	2.95%	(275,919)	(363,886)

	Notional			Fair value
	(thousands			(thousands of
	of Mexican	Contracting	Maturity	Mexican pesos)
Project	pesos)	date	date	Rate received	Rate paid	2010	2009
Trading
CONIPSA (CAP)	522,000	Aug 26, 09	Aug 29, 11	TIIE91d (4.95%)	8.50%	—	741
CONIPSA (CAP)	490,100	Aug 26, 10	Aug 27, 12	TIIE91d (4.95%)	7.50%	136	—
SAQSA (CAP)	1,700,018	Jan 08, 08	Jan 20, 11	TIIE28d (4.88%)	9.00%	—	61
SAQSA (CAP)	1,450,000	Oct 20, 10	Jul 20, 12	TIIE28d (4.88%)	6.50%	543	—
     At February 28, 2011, the fair value of these instruments had not fluctuated significantly.
     The values shown in the “Rate received” column are as of December 31, 2010.

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
     In October 2008, the CAP and FLOOR were designated as cash flow hedging instruments. During 2010 and 2009, the fluctuation in fair value of the FLOOR was recognized in other comprehensive income within stockholders’ equity for the amount of its intrinsic value of Ps.279 million and Ps.331 million, respectively (U.S.$21.3 million and U.S.$21.7 million, respectively), and the amount of Ps.7 million and Ps.84 million, respectively, were capitalized as part of the project cost. The intrinsic value in the case of options is determined by the difference between the exercise price and market price of the underlying security, provided that this difference is not negative.
          c) Exchange rate instruments, FX swaps and options
     The following table shows the most significant financial instruments that the Company has entered into as of December 31, 2010 to cover exchange rate fluctuations through FX swaps and options:

	Notional					Fair Value (thousands of
	(thousands of Mexican	Contracting	Maturity	Year		Mexican pesos)
Project	pesos)	date	date	Ref.	Level	2010	2009
Hedging
Túnel Río de la Compañía (CCS)	91,215 / EUR 5,835	Dec 24, 07	Jun 24, 15	Pesos/EUR	15.63	1,343	13,419
	Interest on notional amount			EURLIBOR 6M (1.227%)	7.77%
La YESCA (FX FWD)	USD 71,700	Jul 09, 10	Jul 06, 12	Pesos/USD	11.350	(85,533)	(281,531)
AHMSA	USD 30,600	May 20,10	Aug 11,11(2)	Pesos/USD	13.6309	19,091	—

	USD 10,000	Nov 26,10	Oct 13, 11		12.6531 (1)
Túnel Emisor Oriente	Ps.295,922 (EUR 17,944)	Jul 28, 10	Dec 30, 14 (2)	Pesos/EUR	16.49	(19,362)	—
	Interest on notional amount			EURIBOR 6M (1.227%)	4.80%
Túnel Emisor Oriente (EUR Put)	EUR 18,240	Jul 28, 10	Dec 30,14	Pesos/ EUR	15.20	3,541	—

Túnel Emisor Oriente (CCS)	460,381 (EUR 26,596)	Oct 22,10	Jun 17,19	Pesos/ EUR	17.31	(9,190)	—
	Interest on notional amount			EURIBOR 6M (1.227%)	6.99%

(1)	Price weighted by the amount of the FX forward.

(2)	The dates indicate the year of the last FX forward.
     At February 28, 2011, the fair value of these instruments had not fluctuated significantly.

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
     The option schemes established an exchange rate level at which the project exchanged the U.S. dollars obtained from the financing necessary to cover costs and expenses in Mexican pesos at a weighted average exchange rate of Ps.11.33 per U.S. dollar for the period from July 2008 to July 2010 for the first three options and to April 2011 for the last option. The notional amount for the foreign currency exchange option is established at two levels, which are determined based on the spot exchange rate level compared to the weighted average exchange rate set in the foreign currency exchange options. Accordingly, for spot exchange rate levels lower than Ps.11.33 per U.S. dollar, the notional amount is limited to U.S.$194.5 million; for spot exchange rate levels higher than Ps.11.33 per U.S. dollar, the notional was set at U.S.$499.3 million (considering the period during which the exchange rate was below the preset level, the maximum notional value was U.S.$467 million). This notional amount was determined by the Company as the amount that would cover the project’s overall liabilities in Mexican pesos, based on management’s best estimate at those dates.
     Due to changes in the La Yesca construction schedule and the increasing volatility of Mexican peso-U.S. dollar exchange rate fluctuations, in 2009, the Company and the provider of the La Yesca foreign currency exchange options restructured the options to (i) stabilize the notional amount so that it remains unchanged regardless of the difference between the spot exchange rate and the exchange rate set forth in the derivative contract, (ii) reduce the notional amount to U.S.$183.5 million, which reflects an average of U.S.$1.4 million in weekly operating expenses, to better fit the peso obligations of the La Yesca hydroelectric project, and (iii) reschedules the notional amounts every week so that they match the revised construction program and the payment program. This coverage scheme sets an exchange rate of Ps.11.35 to U.S.$1.00, rate at which the project exchanges the dollars needed to cover peso expenses and costs during the effective term of the instrument.
     The renegotiation cost of the financial derivative was U.S.$33 million, which will be paid once the La Yesca project is terminated, and will accrue interest at the LIBOR rate plus 450 basis points, and is recorded within other long-term liabilities. In July 2010, the derivative was further restructured to adjust to the project conditions. This coverage scheme maintains an exchange rate of Ps.11.35 per US dollar during the term of the instrument, with a maximum exchange rate of Ps.17.00. As part of this restructuring, U.S.$16 million was prepaid, with a remnant as of December 31, 2010 of U.S.$17 million, which is included under other long-term liabilities.
     Even though such options represent economic hedges, they are classified as trading. However, because the La Yesca project is in the construction stage, the fair value of the option of Ps.86 million and Ps.303 million as of December 31, 2010 and 2009, respectively, is capitalized within other assets as part of the project cost (see Note 13).
          Altos Hornos de México (“AHMSA”) (ICAFD project)
     U.S. dollar forwards with various maturities were entered into to eliminate the exchange rate risk associated with this project.
     The fair value of these hedging derivatives is recorded in stockholders’ equity under other comprehensive income.
          Túnel Emisor Oriente
     In 2010, exchange and interest rate swaps were entered into to mitigate the respective risks. The primary position relates to loans for the acquisition of machinery related to the project. The fair value of these hedging derivatives is recorded in stockholders’ equity under other comprehensive income.

18. Long-Term Debt
Long-term debt consists of the following:

	December 31,
	2010		2009
Payable in U.S. dollars:

Secured bond, with a fixed annual interest rate of 6.95% and maturity in 2025, to refinance the debt contracted for Corredor Sur, which is guaranteed by toll revenues.	Ps.	1,764,641	Ps.	1,898,443

Syndicated loan of up to U.S.$910 million for the construction of the La Yesca Hydroelectric Project, maturing in the second quarter of 2012. To date, U.S.$586.3 million has been used. The contracted rate is LIBOR plus 50 basis points (as of December 31, 2010 and 2009, the rate is 0.7667% and 0.7467%, respectively). Similarly, the project has a revolving bridge loan for working capital of U.S.$140 million, which matures on the same date of the syndicated loan. As of December 2010, U.S.$101 million has been withdrawn. The interest rate on this line of credit is within a range of LIBOR plus 0.75% to 4.25% (as of December 31, 2010, the rates range between 1.0167% and 4.5167%). The financing is mainly guaranteed by the collection rights of the construction contract.
		8,519,144		5,721,323

Credits granted to Los Portales (subsidiary included in the consolidated financial statements using proportionate consolidation beginning May 2010) for U.S.$7.5 million dollars and U.S.$2.5 million dollars. The loan matures in April 2012 and is redeemable quarterly at fixed rates of 4.25% and 10.5%, respectively.		178,400		—

Others		224,381		144,505

Payable in Euros:

Bank loan granted in Euros for import purchases, maturing in June 2015, payable in 16 semiannual installment beginning December 2007, bearing interest at EUROLIBOR plus a 0.45% margin (1.70% and 1.44% as of December 31, 2010 and 2009, respectively).		58,049		80,759

Payable in Mexican pesos:

TUCA performed a new issuance of securitization certificates, which is guaranteed by collection rights and toll revenues of the Acapulco Tunnel, by issuing a share certificate program trust with a term of up to 25 years. Principal and interest are paid semiannually and bear a rate of the 91-day TIIE plus 265 basis points (7.61% and 7.73% at December 31, 2010 and 2009, respectively) and the 91-day TIIE plus 295 basis points, respectively (7.91% and 8.03% at December 31, 2010 and 2009, respectively). The loan is also guaranteed by a letter of credit of Ps.75 million.		1,249,143		1,250,000

Loan granted for modernization and extension of the Irapuato — La Piedad highway, granted as a concession by the SCT to CONIPSA, maturing in November 2019, bearing interest at the 28-day TIIE plus 2.5% (7.62% and 7.43% as of December 31, 2010 and 2009, respectively). The loan is guaranteed with toll revenues.		520,378		539,400

In June 2007, Aeroinvest, S.A. de C.V., placed two discounted Europeso bonds for Ps.2,450 million with a ten-year term. The fixed interest rates on the remaining two bonds for the first seven years are 7.75% and 11.07%, to ten years. Payment of these bonds is guaranteed with the economic rights associated with equity in GACN, guaranteed by Aeroinvest and ICA. The discount paid in placing these bonds was Ps.215 million and is presented as a reduction of the debt at December 31, 2009. The effective rate, including the discount during 2009 was 23.58%. On December 22, 2010, this loan was pre-paid with resources obtained with a new credit. (1)
		—		2,131,394

	December 31,
	2010	2009
Bridge loan of Ps.2,300 million (to settle the Aeroinvest bond discussed above) with an interest rate of the 28-day TIIE plus 3.5% for the first months and subsequently the 28-day TIIE plus 4.5%, maturing in April 2012. On February 11, 2011, the Company settled the total loan with the resources obtained from the bond discussed in Note 29. As a result of this payment, the financial restrictions that indirectly affected GACN (mainly cash flows and indebtedness) were no longer effective.	2,280,560	—

In June 2007, CONOISA obtained financing of Ps.430 million for the acquisition of 39% of shares of PMA México. The interest rate is the 91-day TIIE plus 0.45%, payable quarterly beginning in September 2008, maturing in 2012 (as of December 31, 2010 and 2009, the interest rate was 5.44% and 5.53%, respectively).	161,493	268,750

Consorcio del Mayab, holder of the Kantunil — Cancún highway concession, issued 78,858,900 redeemable participation certificates (CPOAs), each equivalent to one UDI, separated into three types. The CPOAs will be amortized over a 17-year period and are payable on February and August 7 of each year. They mature in 2019 and 2020 and bear interest at 9.50% and 9.25% at December 31, 2010 and 2009, respectively. This loan is guaranteed with toll revenues.	2,478,422	2,429,986

Loan granted to COVIQSA for modernization and further development of the highway. The loan matures in 2021, and is redeemable quarterly at a rate of the 91-day TIIE plus 2%, (as of December 31, 2010 and 2009, the interest rate was 7.20% and 7.03%, respectively). This loan is guaranteed with toll revenues.	1,249,463	968,653

Loan granted to ICA San Luis, S.A. de C.V. for the construction of the Río Verde — Ciudad Valles highway in San Luis Potosí. The loan is payable in 17 years, matures in 2025, and is redeemable quarterly at a rate of the 28-day TIIE plus 180 basis points, (as of December 31, 2010 and 2009, the interest rate was 6.38% and 6.73%, respectively). This loan is guaranteed with toll revenues.	1,883,692	1,094,596

Loan granted to SAQSA for the construction, operation and maintenance over a 20-year period of the Sistema Acueducto II (water system) of that city. The loan is payable in 17 years, matures in 2024, and is redeemable quarterly at a rate of the 28-day TIIE plus 200 basis points, (as of December 31, 2010 and 2009, the interest rate was 6.84% and 6.92%, respectively). This loan is secured with a pledge on the shares of this subsidiary.	614,655	516,784

Loan granted to AUNETI for the construction of the Nuevo Necaxa — Avila Camacho section of the highway in the states of Puebla and Veracruz. The loan matures in 2028 and is redeemable quarterly at a rate of 28-day TIIE plus 185 basis points, (as of December 31, 2010 and 2009, the interest rate was 6.63% and 6.78%, respectively). This loan is guaranteed with toll revenues.	1,651,864	770,261

Fiduciary loan granted to Viveica, S.A. de C.V. (“Viveica”) for working capital. The loan matures in 2012, bears interest at the 28-day TIIE plus 4.5% (as of December 31, 2010 and 2009, the interest rate was 9. 38% and 9.43%, respectively).	287,520	413,916

Viveica bridge loan granted for the development of a project, due in March 2012, bearing interest at the 28-day TIIE rate plus 1.5% (6.37% and 6.43% at December 31, 2010 and 2009, respectively).	236,152	149,042

Simple credit guarantee granted to Viveica for the development of several projects, bearing interest at the 28-day TIIE rate plus 3.5% percentage points (8.43% at December 31, 2009).	—	296,272

	December 31,
	2010		2009
Unsecured loan granted to ICASA for the construction of the Naval Specialty Hospital in Mexico City. The loan matures in 2011 and bears interest at a fixed 9% rate.		122,027		114,120

Credit granted to GACN to complete the construction of Terminal B at the Monterrey International Airport and the Terminal NH 2 of the Mexico City International Airport, maturing in September 2017, bearing interest at the 28-day TIIE rate 4.5% (9.38% and 9.43% at December 31, 2010 and 2009, respectively).		601,032		470,590

Loan granted to Viabilis for the Río de los Remedios highway project. The credit line has a maximum amount of Ps.3,000 million to be applied to stage I of the project (Puente de Vigas — México Pachuca highway project); the loan matures in 2024 and bears interest at a fixed 7.81% rate. As of December 31, 2010, Ps.2,097 million has been used. This loan is guaranteed with full corporate right shares of CONOISA.		2,143,528		—

Credit granted to GACN, maturing in April 2018, bearing interest at the 28-day TIIE rate plus 3.5% (7.90% at December 31, 2010).		405,009		—

Credit granted to ICASA, maturing in October 2019, bearing interest at EUROLIBOR plus a 0.3% (1.56% at December 31, 2010).		292,444		—

Loan granted to LIPSA for the Libramiento la Piedad project. The credit line has a maximum amount of Ps.900 million, to be applied in two tranches, guaranteed with the toll collected; the loan matures in 2024 and bears interest at a TIIE rate plus an applicable margin that varies between 275 and 350 basis points (7.63% and 8.37%, respectively, as of December 31, 2010).		229,685		—

Loans of Ps.192 million and Ps.105 million granted to Viveica, maturing on March 22, 2012 and May 25, 2013, respectively, bearing interest at a 28-day TIIE rate plus 4.5% for the former and 5.25% for the latter (9.37% and 10.12% as of December 31, 2010, respectively).		297,875		—

Credit granted to Aeroinvest maturing in December 2011, bearing interest at the 28-day TIIE plus 4.00% (8.4% and 8.93% at December 31, 2010 and 2009, respectively).		194,704		194,004

		27,644,261		19,452,798
Current portion		(1,274,644)		(657,349)

	Ps.	26,369,617	Ps.	18,795,449

     The scheduled maturities of long-term debt as of December 31, 2010 are as follows:

Year Ending
December 31,
2012	Ps.	12,364,407
2013		643,892
2014		664,207
2015		867,082
2016 and thereafter		11,830,029

	Ps.	26,369,617

     Long-term debt and other agreements of the Company’s subsidiaries mentioned in this note and in Note 14 above provide for various covenants that restrict the ability of certain subsidiaries of the Company to incur additional indebtedness and capital lease obligations, issue guarantees, sell fixed and other non-current assets and make capital distributions to ICA, as well as require compliance with certain other financial ratios. These financial ratios include: the ratio of total liabilities to equity; the ratio of current assets to current liabilities; the ratio of current assets less affiliated accounts receivable to current liabilities; and the ratio of operating earnings plus depreciation to net financing expenses. For the years ended December 31, 2010 and 2009, the Company and its subsidiaries were in compliance with such covenants.
(1) In December 2010, the prior debt was exchanged for the current debt, which is considered to be substantially similar as the present value of the cash flows discounted under the terms of the new debt differ by less than 10% from the discounted cash flows under the previous debt; therefore, in accordance with MFRS, the new debt does not qualify as a new debt instrument and the debt discount and placement expenses continue to be amortized over the remaining life of the new debt.

19. Foreign Currency Balances and Transactions
a.	The monetary position in foreign currencies of the Company’s Mexican subsidiaries is as follows:

	December 31,
	2010			2009
	Foreign			Foreign
	Currency	Mexican Peso		Currency	Mexican Peso
Currency	Balances	Equivalent		Balances	Equivalent
	(Thousands)	(Thousands)		(Thousands)	(Thousands)
U.S. dollars:
Assets	$1,102,686	Ps.	13,622,808	$697,141	Ps.	9,099,449
Liabilities	(1,349,566)		(16,697,277)	(677,374)		(8,876,322)

Net (liability) asset position	$(246,880)	Ps.	(3,074,469)	$19,767	Ps.	223,127

b.	The non-monetary assets purchased in foreign currencies by the Company’s Mexican subsidiaries are as follows:

	December 31,
	2010			2009
	Foreign			Foreign
	Currency			Currency
	Balances	Mexican Peso		Balances	Mexican Peso
	(Thousands	Equivalent		(Thousands	Equivalent
	of U.S. dollars)	(Thousands)		of U.S. dollars)	(Thousands)
Machinery and equipment	$12,204	Ps.	150,804	$18,590	Ps.	242,646
Machinery in-transit	—		—	22,363		287,351
Inventories	1,054		13,017	697		9,099
c.	Condensed financial information of foreign subsidiaries expressed in thousands of U.S. dollars is as follows:

	December 31,
	2010	2009
Current assets	$207,047	$251,948
Non-current assets	359,441	318,341
Total liabilities	(413,201)	(314,844)

Net assets	$153,287	$255,445

d.	Transactions in thousands of U.S. dollars are as follows:

	Year Ended December 31,
	2010	2009	2008
Exports	$12,061	$34,760	$72,750
Purchases	220,453	190,236	185,420
Interest expense	41,173	5,265	8,390
e.	Pertinent exchange rate information at the date of the consolidated statements of financial position is as follows:

	December 31,
	2010				2009
U.S. dollar currency exchange	Buy		Sell		Buy		Sell
Interbank rate	Ps.	12.3542	Ps.	12.3792	Ps.	13.0525	Ps.	13.1040
f.	As of February 28, 2011, the interbank buy and sell exchange rates were Ps.12.0854 and Ps.12.1104, respectively.

20. Income and Asset Taxes
     The ISR rate for 2010 and 2009 was 30% and 28%, respectively, and will remain at 30% until 2012, after which it will decrease to 29% for 2013 and 28% for 2014.
     IETU — Revenues, as well as deductions and certain tax credits, are determined based on cash flows of each fiscal year. The IETU rate was 17.5% in 2010 and was 17% in 2009. The Asset Tax Law was repealed upon enactment of the IETU Law; however, under certain circumstances, IMPAC paid in the ten years prior to the year in which ISR is paid, may be recovered, according to the terms of the law. In addition, as opposed to ISR, the parent and its subsidiaries will incur IETU on an individual basis.
a.	Income taxes expense and its effect on the statements of financial position and statements of operations is as follows:
Consolidated Statements of Financial Position:

	Year Ended December 31,
	2010		2009
Deferred income tax	Ps.	1,607,284	Ps.	1,306,358
Deferred flat tax		937,998		1,445,433
Effects of tax deconsolidation (1)		2,718,290		2,790,962

		5,263,572		5,542,753
Current portion		(195,465)		(70,375)

Total long -term	Ps.	5,068,107	Ps.	5,472,378

(1)	Estimated additional taxes payable as a result of the tax reforms related to special consolidation benefits previously recognized through December 31, 2005, amounted to Ps.343 million, of which Ps.196 will be payable in 2011 and Ps.147 million will be payable over the period from 2012 to 2015. At December 31, 2009, this liability includes the effects of tax reforms related to tax losses of subsidiaries incurred for the years from 2005 to 2009 in the amount of Ps.1,665 million, of which Ps.1,615 million of the offsetting amount is recognized as a deferred income tax asset, as permitted by MFRS. This amount was increased to Ps.1,625 million at December 31, 2010.
Consolidated Statements of Income:

	Year ended December 31
	2010		2009		2008
Income tax:
Current	Ps.	223,256	Ps.	77,893	Ps.	102,012
Effect of tax reform related to the tax consolidation regimen		—		332,042		—

Total current income tax		223,256		409,935		102,012

Deferred income taxes realized during the year		266,198		1,052,387		(60,376)
Effect of tax reform in 2010 (1)		(844,015)		—		—
Cancelation of unrecoverable tax loss carryforwards of prior years (2)		829,889		—		—
Change in valuation allowance for unrecoverable deferred tax asset		—		(769,444)		(91,126)
Tax effect due to tax rate changes		—		27,436		—
Others		1,742		960		(9,344)

Total income tax		477,070		721,274		(58,834)

IETU:
Current		294,834		208,510		126,472
Deferred		(507,435)		437,716		234,388

Total IETU		(212,601)		646,226		360,860

	Ps.	264,469	Ps.	1,367,500	Ps.	302,026

(1)	As discussed in Note 1, during 2009 the Mexican Tax Authorities issued reforms to the Mexican Income Tax Law, which became effective on January 1, 2010. As a result of the enactment of these reforms, in 2009, the Company recognized tax liabilities of Ps.2,791 million, a deferred tax asset of Ps.1,615 million, a charge to results of Ps.332 million and a charge to accumulated results of Ps.844 million. During 2010, the Mexican Tax Authorities issued certain modifications to the original reforms establishing, among other things, that previously recognized obligations measured based on income tax equity accounts will become payable only upon the occurrence of certain triggering events. Companies must therefore analyze whether they continue to have a liability under the revised legislation based on the probability that such triggering events will occur and resulting obligations will materialize, depending on their intentions regarding the application of the tax consolidation regime. As a result of these modifications to the reform, the Company determined that a portion of the liability recognized in 2009 of Ps. 844 million no longer required recognition. This liability was initially recognized in 2009 through retained earnings, as required by INIF 18. However, in 2010, reversal of the liability was recognized through results, as permitted by MFRS.

(2)	During 2010, an amount of Ps.197.4 million of prior year tax loss carryforwards were canceled given that the period to apply such tax losses against taxable earnings expired. Additionally in 2010, Ps.632.4 million of prior year tax loss carryforwards were canceled based on the Company’s current year evaluation of the projections of the subsidiaries at which such losses were generated and its subsequent determination that such subsidiaries will not be able to produce sufficient taxable earnings over the permitted period of amortization of such losses to allow their related application.
     The financial projections as of December 31, 2010 indicate that certain subsidiaries will pay more ISR and less IETU during the following years. The subsidiaries with significant changes in estimates are those in the Airport segment, due to the new projections based on the Management Development Program and the maximum rates approved for 2011-2015.
b.	The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of net income before income tax is as follows:

	Year Ended December 31,
	2010	2009	2008
	%	%	%
Statutory rate	30.00	28.00	28.00
Foreign subsidiaries net operating results	2.41	2.62	4.18
Inflationary and monetary fluctuation effects	11.50	9.24	9.50
Tax effect due to rate changes	—	1.22	—
Effect of tax reform	(57.49)	14.75	—
Permanent items	(10.44)	10.63	(38.12)
Cancelation of unrecoverable tax loss carryforwards	56.53
Change in valuation allowance		(34.18)	(10.04)
Other	—	(0.23)	—

	32.51	32.05	(6.48)
IETU	(14.49)	28.70	39.75

Effective rate	18.02	60.75	33.27

c.	As of December 2010 and 2009, the main items comprising the liability balance of deferred income taxes are as follows:

	December 31,
	2010			2009
Liabilities:
Customers	Ps.	(2,105,952)		Ps.	(2,487,092)
Inventories		52,227			(41,167)
Property, plant and equipment		(41,212)			(172,236)
Real estate inventories		(980,685)			(862,789)
Investment in concessions		(2,090,193)			(2,247,011)

Total liability		(5,165,815)			(5,810,295)

Assets:

Accrued expenses and reserves		751,044			859,925
Advances from customers		723,178			690,129

		1,474,222			1,550,054

Deferred income tax liability		(3,691,593)			(4,260,241)

Tax loss carryforwards in consolidated tax reporting		1,041,581			1,368,263
Tax loss carryforwards in unconsolidated tax reporting		1,042,728			1,585,620

Deferred taxes from tax losses		2,084,309			2,953,883

Deferred income tax liability, net	Ps.	(1,607,284	) (1)	Ps.	(1,306,358)

Asset tax	Ps.	1,468,397		Ps.	1,871,892
Valuation allowance		(1,468,397)			(1,871,892)

Net deferred tax asset	Ps.	—		Ps.	—

(1)	The deferred income tax liabilities as of December 31, 2010 include the deferred tax effects related to the acquisition of Los Portales of Ps.70 million, which did not affect the results for the year.

d.	The main items comprising the liability balance of deferred IETU at December 31, 2010 and 2009 are as follows:

	December 31,
	2010		2009
LIABILITIES:
Customers	Ps.	(2,031,679)	Ps.	(1,890,231)
Inventories, net		(178,650)		(409,904)
Real estate inventories		(31,408)		(6,624)
Investments in concessions		(447,058)		(502,306)
Property, plant and equipment, and others		(565,604)		(933,844)

Total liabilities		(3,254,399)		(3,742,909)

ASSETS:
Notes payable		249,199		1,043,995
Provisions		670,792		561,872
Tax credits permitted by IETU law		1,396,410		691,609

Total assets		2,316,401		2,297,476

Liability IETU	Ps.	(937,998)	Ps.	(1,445,433)

     e. In accordance with Mexican tax law, tax losses restated by the NCPI may be carried forward for a period of ten years, from the year after they were generated. The amount of the Company’s consolidated asset tax credits and consolidated tax loss carryforwards and expiration dates as of December 31, 2010, are as follows:

Year of	Asset tax		Tax loss
Expiration	credits		carry forwards
2011	Ps.	390,773	Ps.	—
2012		144,481		380,796
2013		113,738		—
2014		89,330		976,902
2015		109,420		—
2016		67,390		1,298,323
2017		261,479		—
2018		—		641,479
2019		—		174,437

	Ps.	1,176,611	Ps.	3,471,937

     f. The balances of stockholders’ equity tax accounts at December 31, 2010 and 2009 are as follows:

	December 31,
	2010		2009
Contributed capital account	Ps.	26,259,892	Ps.	25,147,903
Net consolidated tax profit account		13,334,186		13,002,867

Total	Ps.	39,594,038	Ps.	38,150,770

21. Commitments and Contingencies
a.	Proyecto Esmeralda Resort — In 2010, an arbitration proceeding was filed against ICA by the companies Proyecto Esmeralda Resort, S.A. de C.V. (“PER”) and Marina Esmeralda Resort, S.A. de C.V. (“MER”), whereby these entities intended to rescind the two contracts for the construction of five buildings, the urbanization and electrification contract, and the contract for the construction of the Proyecto Esmeralda Resort marina in the State of Campeche. The claimants also requested a payment of Ps.268 million for alleged penalties, plus U.S.$439 million for alleged contractual, extra-contractual and non-pecuniary damages.
As of December 31, 2010, the plaintiffs had dismissed the arbitration proceeding; there is a discrepancy with respect to their final representation, however, ultimate of the proceeding is expected during 2011.
The Company’s legal counsel does not believe that an unfavorable outcome in this proceeding is probable.
In July, ICA legally convened a Stockholders’ General Meeting with the stockholders of PER, MER and Campeche Golf, S.A. de C.V. (“GOLF”) (together, the “companies”), which was held on August 18, 2010. During this meeting, the stockholders approved the revocation of the then current Board of Directors of the companies and in its place, appointed a Sole Administrator for the companies. This Sole Administrator has recognized the validity of the amounts owed by the companies to ICA. In August 2010, ICA filed a trust foreclosure procedure as provided in the trust agreement, which such trust assets guarantee the credit granted by ICA to the companies for Ps.920 million, as well as previous amounts owed to ICA for services performed of Ps.361 million, plus interest and other matters. During this process, the Sole Administrator of the companies recognized: (i) the existence of events of default and (ii) the legal basis of the execution procedure.
In December 2010, the trust foreclosure concluded. As a result, the pledged assets were transferred to ICA as a partial payment of the amounts still owed to ICA by the companies. As of December 31, 2010, the remaining amount owed by PER, MER and GOLF was approximately Ps.553 million, which is guaranteed.
b.	Malla Vial de Colombia — In April 2002, an Arbitration Court ordered ICA to pay a damages to the Instituto de Desarrollo Urbano del Distrito Capital de Bogotá, Colombia (“IDU”) for noncompliance with the work contract of the “Malla Vial” project in Bogotá, of approximately US$2.2 million and set the criteria for the settlement of such contract. This ruling was recognized by the Mexican judicial authorities in January 2009 and ICA paid the required amount. At the same time, in separate but related proceeding, the IDU and ICA filed reciprocal legal claims against each other which in December 2004 were recognized by an administrative court.
The evidence is still in the first instance of evaluation in these processes and during 2010, ICA and the IDU continued negotiations. The Company’s management estimates that a settlement agreement between itself and the IDU will have an approximate value of US$1.5 million, which has been reserved.
c.	Airports — A lawsuit was filed against Aeropuerto de Ciudad Juárez, S. A. de C. V. on November 15, 1995, claiming a portion of plots of land (240 hectares) where the Ciudad Juárez International Airport is located, because such plots were claimed are considered to have been incorrectly transferred to the Mexican government. The plaintiff sought a payment of US$120 million (approximately Ps.1,486 million) as on alternative to recovery of the land. In May 2005, an appeals court ruled that Aeropuerto de Ciudad Juárez, S. A. de C. V., had to return this land. The airport filed an Amparo (constitutional claim), which was granted requiring the appellate court to re-analyze the case and the related evidence. On November 8, 2007, the Appeals Court issued a ruling declaring the previous sentence null, after which the plaintiffs filed an Amparo, which was granted to them permitting them to continue the trial with the Mexican federal government as a party. The SCT filed an appearance in the case, responded to the complaint and requested removal to federal court due to lack of jurisdiction by the current court. On May 11, 2010, the court ruled in favor of the SCT’s motion and remanded the case to federal court. On June 2, 2010, the plaintiffs filed another Amparo (constitutional claim) with the First District Court of the State of Chihuahua, which on November 10, 2010 confirmed the ruling removing the case from state court. On November 29, 2010, the plaintiffs filed a motion for review of the November 10, 2010 ruling, which will be heard by a Circuit Court, and is still pending.
As of the date of these financial statements, the Company reports this matter as a contingency due to the fact that the substance of the claim has not been definitively ruled upon even though the SCT has now appeared in the case. The Company believes that in the event of an unfavorable ruling, the economic repercussions of the lawsuit will be borne by the Federal government, as established in the concession title. Accordingly, the Company has not recorded any provisions for this matter.

There are several administrative-law enforcement actions against the airports of Ciudad Juárez, Culiacán, Zihuatanejo, and Reynosa. In November 2009, the Municipality of Ciudad Juárez once again requested payment from the Ciudad Juárez airport, stating the existence of a debt of Ps.8 million. A new proceeding for annulment was filed by the Company and is still unresolved. In June 2010, the Municipality of Culiacán requested payment of property taxes from by the Company (Aeropuerto de Culiacán, S. A. de C. V.) for Ps.4 million. An action for annulment was filed against this request with the Administrative-Law Court of the State of Sinaloa, and is still unresolved. In October 2010, the Municipality of Zihuatanejo requested payment of Ps.2 million from the Zihuatanejo airport. An action for annulment was filed with the Tax Court of the State of Guerrero by the airport, which is still unresolved. In February 2011, the Municipality of Reynosa once again requested payment of property taxes of Ps.118 million from the Reynosa Airport (Aeropuerto de Reynosa, S.A. de C.V.). An action for annulment will again be filed by the airport. The Company does not believe that an unfavorable outcome is probable and thus, has not recognized any provisions related to these contingencies.
d.	Puerto Rico Urban Train — In 2005, the Highway and Transportation Authority of Puerto Rico (“HTA”), (the client of ICA Miramar), filed a lawsuit against ICA Miramar for the indemnification in a lawsuit between the HTA and its main contractor in the Puerto Rico Urban Train project. The main contractor filed the lawsuit on December 24, 2003, and the HTA filed a counterclaim on November 23, 2004. ICA Miramar estimates that the lawsuit could result in a liability for the Company of approximately U.S.$4 million.
After a lengthy suspension, the court appointed a special judge given the complexity of the lawsuits against ICA Miramar. The main contractor subsequently modified its lawsuit against the HTA and in 2009, the HTA modified its lawsuit against ICA Miramar. The court ordered the parties to negotiate the appointment of an arbitrator. The lawsuit is currently in the information gathering stage. On April 9, 2010, the HTA and the main contractor notified the courts of a transaction regarding the lawsuits against each other. The Company does not believe that a significant loss is probable.
e.	Performance guarantees — In the ordinary course of business, the Company is required to secure construction obligations, mainly related to the completion of construction contracts or the quality of its work, by granting letters of credit or bonds. At December 31, 2010, the Company had granted bonds to its customers for Ps.16,610 million and U.S.$146 million, respectively.
Additionally, the Company has issued letters of credit to guarantee its performance obligations under certain concession arrangements and construction contracts, in the amount of Ps.1,407 million and U.S.$138 million dollars.
f.	GACN has commitments established in a leasing agreement with the Aeropuerto Internacional de la Ciudad de México (Mexico City International Airport or “AICM”) for a 20-year period to build, maintain and operate a hotel that began operations in August 2010, and make use of commercial areas in Terminal 2 of the AICM. The lease was set at the minimum guaranteed revenue (“IMG for its initials in Spanish”) of Ps.18 million per year, plus an annual 18% share of the hotel’s gross revenues. The IMG will be adjusted annually based on the Mexican Consumer Price Index (“NCPI”). As of December 31, 2010 this amount is Ps.22 million.
g.	GACN receives revenues from leasing of commercial premises. The contracts for these leases are based on a monthly rental (which generally increases each year based on the NCPI), and the final rental is represented by the higher of a minimum guaranteed monthly rental and a percentage of the monthly revenues of the lessee. The monthly rental and the minimum guaranteed monthly rental are included in the Company’s consolidated statements of income under the line item “Real estate, concession and other”. At December 31, 2010, the future rent commitments under GACN’s leases are as follows:

	Amount
Year	(Thousands)
2011	Ps.	284,069
2012		146,943
2013		126,152
2014		100,815
Subsequent		139,545

Total	Ps.	797,524

The future rentals committed do not include increases in rentals related to increases based on the NCPI or contingent rentals that may be collected by the Company in addition to the minimum guaranteed rental. The revenues from contingent rentals recorded during the years ended December 31, 2010, 2009 and 2008 were Ps.54 million, Ps.48 million and Ps.70 million, respectively.
h.	Leasing of machinery — Some subsidiaries have executed contracts to lease machinery, equipment, and vehicles for terms of two to four years. The monthly rent is determined based on the hours of use of the assets. The amount charged to results under operating leases was Ps.1,092 million in 2010, Ps.935 million in 2009 and Ps.493 million in 2008. At December 31, 2010, the minimum payments of such contracts for the following years are as follows:

	Amount
Year	(Thousands)
2011	Ps.	1,239,537
2012		311,586
2013		136,034
2014		48,052

Total	Ps.	1,735,209

22. Stockholders’ Equity
     a. At December 31, 2010, the authorized common stock of the Company is Ps.8,950,796 with a single class of common stock without par value, comprised of the following:

	Shares	Amount
Subscribed and paid shares	649,427,886	Ps.	8,950,796
Shares held in treasury	495,459		3,285

	649,923,345	Ps.	8,954,081

     As part of the resolutions made at the Stockholders’ Ordinary General Meeting on April 24, 2009, the Board of Directors proposed to approve the number of shares that represent the Company’s minimum fixed capital at the end of 2008 as 34,693,284. The resulting average theoretical value of such shares derived from the consolidation regime was Ps.13.8560843641 per each subscribed and paid-in share. Consequently, the Company’s minimum fixed capital amounts to Ps.481 million. Variable capital is unlimited.
     b. At the Stockholders’ Ordinary General Meeting on April 16, 2010, and April 24, 2009, the stockholders approved the results of operations for the years ended December 31, 2009 and 2008, respectively.
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
     At the Stockholders’ Ordinary General Meeting of November 17, 2003, the issuance of 13,869,676 shares at no par value to comply with the commitments of the stock option plan and employee bonus plan was approved. On December 13, 2005, 166 treasury shares designated for the option plan were transferred to the share plan, to enable Company officers and employees to acquire shares.
     At the Ordinary General Stockholders’ meeting held on April 16, 2004, the stockholders approved a resolution amending the Company’s employee stock option plan. The resolution terminated the issuance of future options under the plan and amended past grants to lower the exercise price on all grants to Ps.22.50 (pesos per share). Since inception of the plan, 4,160,307 shares held in the Company’s treasury were designated for subscription under the employee stock option plan. Through 2007, 3,256,789 options have been exercised. During 2010, 2009 and 2008, 113,485, 35,308 and 151,845 options were exercised, respectively, minus 231,887 and 166 shares transferred from the option to the share plan at 2009 and 2005, respectively.
     e. At December 31, 2005, the number of shares held in treasury assigned to meet the Company’s obligation under the employee bonus plan was 9,648,065, of which at December 31, 2007, 1,088,917 shares were granted. During 2010, 2009 and 2008, 3,627,389, 2,819,452 and 2,219,396, respectively, of shares were issued to employees of ICA.
     f. Based on the resolutions adopted at the stockholders’ special meeting of June 25, 2009, it was agreed: i) to transfer 231,887 shares held in treasury for purposes of the option plan, whose rights were not exercised within the respective deadlines as established in the assignment contract, to be used for the executive stock plan, ii) for subsequent years, transfer, for use in conjunction with the executive stock plan, the shares dedicated to the option plan, whose option rights were not exercised within the respective deadlines. Accordingly, during 2010, the 370,827 of treasury shares held to cover the option plan were transferred to be used for the employee bonus plan.
          The balance at December 31, 2010 of shares in treasury for the employee stock plan is 495,459 shares.
     g. During 2009, the Company repurchased from the stock market 371,500 of its own shares for Ps.5,148 (nominal value).
     h. Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. Any tax paid on such distribution may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.
23. Noncontrolling Interest in Consolidated Subsidiaries
     Noncontrolling interest consists of the following:

	December 31,
	2010		2009
Common stock	Ps.	3,163,301	Ps.	3,103,224
Contributions for future capital increases		118,547		—
Retained earnings and others		852,158		857,134

	Ps.	4,134,006	Ps.	3,960,358

     The fluctuation in the noncontrolling interest mainly occurs because of the effects of the dividends received and the effects of incorporation of subsidiaries.

24. Other Expense (Income), Net
     a. Other expense (income), net, consists of the following:

	Year Ended December 31,
	2010		2009		2008
Loss (gain) on sales of property, plant and equipment	Ps.	70,700	Ps.	13,771	Ps.	(10,587)
Reversal of impairment of long-lived assets (see Note 11c)		—		(680,554)		—
Loss (gain) on sale of investments in shares		9,682		67		(6,760)
Personnel settlement (1)		64,826		—		—
Gain on contract settlement		—		—		(40,545)
Other		(10,865)		(18,823)		(29,594)

		134,343		(685,539)		(87,486)
Statutory employee profit sharing		29,380		(1,884)		(7,779)

	Ps.	163,723	Ps.	(687,423)	Ps.	(95,265)

(1)	Corresponds to an administrative restructuring that is taking place in Grupo Rodio- Kronsa.
     b. Statutory employee profit sharing expense is as follows:

	Year Ended December 31,
	2010		2009		2008
Current	Ps.	63,946	Ps.	(13,332)	Ps.	77,772
Deferred		(34,566)		11,448		(85,551)

	Ps.	29,380	Ps.	(1,884)	Ps.	(7,779)

     c. The main items comprising the asset (liability) balance of deferred statutory employee profit sharing at December 31, 2010 and 2009 are as follows:

	December 31,
	2010		2009
Deferred PTU assets:
Inventory	Ps.	23,674	Ps.	9,587
Depreciation of property, plant and equipment		157		18
Provisions		75,527		43,388
Investment in concessions		4,630		295
Advances from customers		20,765		38,759

		124,753		92,047

Deferred PTU liability:
Cost and estimated earnings in excess of billings on uncompleted contracts		(107,373)		(110,145)
Other		(1,435)		(523)

		(108,808)		(110,668)

Total asset (liability)	Ps.	15,945	Ps.	(18,621)

25. Comprehensive Financing Cost
     Comprehensive financing cost is detailed as follows:

	December 31, 2010
			Financial Position
					Project
	Total		Capitalized		Financing		Results
Interest expense	Ps	3,503,577	Ps	943,173	Ps	1,283,263	Ps	1,277,141
Interest income		(426,157)		(3,952)		(39,671)		(382,534)
Exchange loss (gain)		10,040		7,831		10,561		(8,352)
Valuation of derivative financial instruments		384,443		—		311,734		72,709

Total	Ps	3,471,903	Ps	947,052	Ps	1,565,887	Ps	958,964

	December 31, 2009
			Financial Position
					Project
	Total		Capitalized		Financing		Results
Interest expense	Ps	2,516,394	Ps	763,297	Ps	720,572	Ps	1,032,525
Interest income		(406,304)		—		(33,590)		(372,714)
Exchange loss (gain)		75,440		(8,870)		(21,109)		105,419
Valuation of derivative financial instruments		476,840		—		474,616		2,224

Total	Ps	2,662,370	Ps	754,427	Ps	1,140,489	Ps	767,454

	December 31, 2008
			Financial Position
					Project
	Total		Capitalized		Financing		Results
Interest expense	Ps	1,354,262	Ps	175,251	Ps	155,616	Ps	1,023,395
Interest income		(404,595)		(869)		(8,719)		(395,007)
Exchange loss (gain)		90,767		12,785		193,958		(115,976)
Valuation of derivative financial instruments		75,333		—		46,788		28,545

Total	Ps	1,115,767	Ps	187,167	Ps	387,643	Ps	540,957

26. Related Party Transactions
     a. Transactions with related parties, carried out in the ordinary course of business, were as follows:

	Year Ended December 31,
	2010		2009		2008
Construction revenues	Ps.	1,195,836	Ps.	1,665,724	Ps.	413,260
Services rendered		383,162		250,749		220,708
Royalties		64,245		55,138		57,225
Equipment leasing expense		25,738		37,857		32,985
Cost and services expenses		35,163		40,026		32,292
Equipment leasing income and other		99,113		103,069		5,310

     b. For the years ended December 31, 2010, 2009 and 2008, the aggregate compensation of our directors and executive officers paid or accrued for services in all capacities was approximately Ps.210 million, Ps.147 million and Ps.131 million, respectively. We pay non-management directors Ps.15 thousand (nominal value) net of taxes for each board meeting, corporate practices committee meeting or audit committee meeting they attend. Additionally we paid Ps.9 million and Ps.6 million net of taxes to the non-management directors and president of the Board of Directors as of December, 31 2010 and 2009, respectively.
27. Employee Benefits
     In 2006, the Company created a defined benefit pension plan covering all active employees aged more than 65, who are part of the board of Empresas ICA, S.A.B. de C.V. and have a minimum of 10 years’ of service as a member of the board prior to their retirement. These employees are entitled to the benefits at the age of 55, with gradual reductions of the salaries considered for pension purposes. Beginning January 1, 2008, the plan deferred the early retirement age an additional two years, which was modified back to age 55 in 2010. During 2010, the Company amended its plan to extend the period over which a particular retiree would receive benefits by an additional five years.
     The consolidated net cost of the period of obligations derived from the pension plan, severance payments and seniority premiums was Ps.216 million, Ps.121 million and Ps.114 million in 2010, 2009 and 2008, respectively, and is as follows:

	Year Ended December 31,
	2010		2009		2008
Labor cost	Ps.	46,487	Ps.	44,880	Ps.	30,137
Financial cost		30,477		28,219		19,927
Yield on plan assets		(1,346)		(1,022)		(486)
Net actuarial loss		10,875		12,017		16,913
Amendments to the pension plan for executive officer board members		113,196		—		—
Amortization pending		16,149		36,745		47,147

Net cost of the period	Ps.	215,838	Ps.	120,839	Ps.	113,638

     The current values of obligations and the rates used in the calculation of the pension plan and seniority premiums are as follows:

	December 31,
	2010		2009
Vested benefit obligation	Ps.	(223,713)	Ps.	(85,973)
Non vested benefit obligation		(359,273)		(307,129)

Defined benefit obligation		(582,986)		(393,102)
Plan assets at fair value		18,116		14,216

Underfunded status	Ps.	(564,870)	Ps.	(378,886)

Unrecognized items:
Initial transition liability	Ps.	27,521	Ps.	44,911
Prior services and plan modifications		11,605		7,756
Actuarial losses		52,054		37,663

	Ps.	91,180	Ps.	90,330

Net projected liability	Ps.	(473,690)	Ps.	(288,556)
Current net projected liability		4,550		—

Net projected liability	Ps.	(469,140)	Ps.	(288,556)

     Actual rates used in actuarial calculations:

	2010	2009
	%	%
Discount rate of the projected benefit obligation at present value	8.50%	8.50%
Salary increase	5.50%	5.50%
Yield on plan assets	8.50%	9.00%
     Unrecognized items are charged to results based on the average remaining service life of employees.

     The present values of obligations of the pension plan and seniority premiums are as follows:

	2010		2009
Present values of obligations of the pension plan as of January 1	Ps.	393,102	Ps.	357,944
Actuarial service labor cost		46,487		44,880
Financial cost		30,477		28,219
Actuarial loss of the obligations		39,377		18,262
Loss on change in obligations		2,750		12,465
Amendments to the pension plan for executive officer board members		113,196		—
Benefit payments		(36,714)		(68,668)
Reduction and/or early settlement of obligations		(5,689)		—

Present values of obligations of the pension plan as of December 31	Ps.	582,986	Ps.	393,102

28. Business Segment Data
     In previous years, the Company reported six segments, which included the aggregation of airport concessions and other concessions into one segment, the Infrastructure segment. After further review of internal financial information delivered to key management, the importance of the airport and other concessions individually, and the economic characteristics of the airport concessions versus the other concessions, management determined that the airport concessions and other concessions were separate reportable segments. Accordingly, the 2009 and 2008 segment information has been restated to properly reflect the reportable segments.
     For management purposes, the Company is organized into seven reportable segments, which are: Civil Construction, Industrial Construction, Rodio-Kronsa, Housing Development, Airports, Infrastructure and Corporate and Other. These segments are the basis on which the Company reports its primary segment information. Operating segment information is presented based on the management approach required by Bulletin B-5, Financial Information by Segment, issued by the “CINIF” in April 2003. The principal products for each of the operating segments are summarized below:

Operating Segment	Principal Products

Construction

Civil construction	Heavy construction projects such as highways, bridges, tunnels and dams, urban and housing construction, including transportation construction such as subway systems, shopping centers and automobile parking facilities.

Industrial construction	Industrial construction such as energy generating and petrochemical plants.

Rodio — Kronsa	Hydraulic construction projects, building, transportation and environmental infrastructure and geotechnology services.

Housing development	Development, trading, ownership, sale, assistance, operation and administration of housing development.

Airports	Operation and maintenance of concessioned airports.

Infrastructure	Operation and maintenance of concessioned highways, bridges and tunnels, water supply systems, and waste treatment.

Corporate and other	Corporate services.

     A summary of certain segment information is as follows (amounts may not add or tie to other accompanying information due to rounding):

	Construction								Housing						Corporate						Total
	Civil		Industrial		Rodio-Kronsa		Subtotal		Development		Airports(3)		Infrastructure		and Other		Total Segments		Eliminations		Consolidated
2010:
External revenues	Ps.	22,142,600	Ps.	4,401,358	Ps.	1,305,823	Ps.	27,849,781	Ps.	3,047,533	Ps.	2,144,423	Ps.	2,677,294	Ps.	32,210	Ps.	35,751,241	Ps.	(785,977)	Ps.	34,965,264
Intersegment revenues		10,547,124		419,943		(2,716)		10,964,351		1,644,898		2,088,206		4,578,447		631,545		19,907,447		785,977		20,693,424
Operating (loss) income		840,895		212,939		13,069		1,066,903		276,086		498,087		588,729		(11,128)		2,418,677		92,614		2,511,291
Financing cost (income)		71,870		788		5,365		78,023		(12,496)		384,619		292,599		138,530		881,275		77,689		958,964
Income tax expense (benefit)		365,818		71,607		11,703		449,128		414,636		(192,810)		186,840		(200,717)		657,077		(392,608)		264,469
Statutory employee profit sharing expense		1,245		22,882		—		24,127		—		3,501		—		1,752		29,380		—		29,380
Share in operations of associated companies		15		—		—		15		1,324		—		71,579		970,334		1,043,252		(963,820)		79,432
Segment assets		32,170,144		2,837,518		980,696		35,988,358		9,119,467		10,700,703		25,386,357		25,259,203		106,454,088		(31,465,629)		74,988,459
Investments in associated companies		933		—		—		933		117,832		—		(455)		20,892,297		21,010,607		(20,890,585)		120,022
Segment liabilities(1)		11,622,147		1,761,127		513,481		13,896,755		4,514,569		1,623,937		3,693,930		7,326,818		31,056,009		(10,784,192)		20,271,817
Capital expenditures(2)		849,639		40,404		38,293		928,336		101,106		625,829		2,239,372		13,733		3,908,376		—		3,908,376
Depreciation and amortization		717,485		37,987		62,897		818,369		25,527		466,546		319,154		13,032		1,642,628		7,208		1,649,836
Net cash of operating activities		(4,956,488)		946,412		(97,937)		(4,108,013)		408,554		395,179		(508,890)		(1,108,096)		(4,921,266)		813,834		(4,107,532)
Net cash of investing activities		(68,280)		(22,174)		35,208		(55,246)		(139,037)		(271,127)		(1,530,688)		(250,064)		(2,246,162)		(549,623)		(2,795,785)
Net cash of financing activities		5,018,502		(399,175)		59,094		4,678,421		(312,227)		(176,634)		1,748,043		1,287,380		7,224,983		(245,140)		6,979,843

	Construction								Housing						Corporate						Total
	Civil		Industrial		Rodio-Kronsa		Subtotal		Development		Airports(3)		Infrastructure		and Other		Total Segments		Eliminations		Consolidated
2009:
External revenues	Ps.	19,603,797	Ps.	3,973,542	Ps.	1,514,374	Ps.	25,091,713	Ps.	2,271,199	Ps.	1,896,277	Ps.	2,230,695	Ps.	20,405	Ps.	31,510,289	Ps.	(638,927)	Ps.	30,871,362
Intersegment revenues		8,079,056		462,210		846,625		9,387,891		(2,807)		1,498,223		4,059,160		453,591		15,396,058		638,927		16,034,985
Operating (loss) income		701,529		227,753		43,385		972,667		165,034		611,985		707,053		(13,124)		2,443,615		1,804		2,445,419
Financing cost (income)		(370,489)		(18,732)		15,898		(373,323)		2,734		247,011		418,645		489,351		784,418		(16,964)		767,454
Income tax expense (benefit)		568,930		92,378		9,732		671,040		18,126		87,649		327,509		(254,107)		850,217		517,283		1,367,500
Statutory employee profit sharing benefit		(35,433)		30,138		—		(5,295)		—		1,321		20		2,070		(1,884)		—		(1,884)
Share in operations of associated companies		7,814		—		—		7,814		(638)		—		(116,701)		(4,731)		(114,256)		—		(114,256)
Segment assets		25,850,847		2,880,675		1,226,641		29,958,163		6,009,074		10,498,026		20,980,265		19,549,852		86,995,380		(22,250,075)		64,745,305
Investments in associated companies		920		—		—		920		1,123		—		5,791		16,679,770		16,687,604		(16,604,651)		82,953
Segment liabilities(1)		11,312,297		1,579,548		739,092		13,630,937		1,873,529		1,881,171		3,821,885		3,309,223		24,516,745		(4,205,043)		20,311,702
Capital expenditures(2)		826,907		16,515		95,267		938,689		29,602		943,162		1,675,790		29,689		3,616,932		—		3,616,932
Depreciation and amortization		468,598		34,552		66,835		569,985		5,039		402,113		280,452		223		1,257,812		15,495		1,273,307
Net cash of operating activities		(2,396,937)		(291,183)		98,832		(2,589,288)		522,202		350,845		1,564,059		(744,402)		(896,584)		(1,269,950)		(2,166,534)
Net cash of investing activities		(1,766,998)		6,561		(50,413)		(1,810,850)		(13,286)		(565,293)		(2,278,369)		(2,069,781)		(6,737,579)		1,886,880		(4,850,699)
Net cash of financing activities		3,363,099		187,911		(9,410)		3,541,600		(520,615)		167,233		894,579		2,790,727		6,873,524		(616,934)		6,256,590

	Construction								Housing						Corporate						Total
	Civil		Industrial		Development		Subtotal		Development		Airports (3)		Infrastructure		and Other		Total Segments		Eliminations		Consolidated
2008:
External revenues	Ps.	11,402,252	Ps.	4,151,970	Ps.	1,679,791	Ps.	17,234,013	Ps.	2,151,041	Ps.	1,988,497	Ps.	1,851,693	Ps.	49,611	Ps.	23,274,855	Ps.	(523,833)	Ps.	22,751,022
Intersegment revenues		3,279,424		669,576		454,858		4,403,858		26,117		1,434,757		2,127,205		461,365		8,453,302		523,833		8,977,135
Operating (loss) income		346,107		113,778		12,694		472,579		143,658		721,435		541,706		(34,557)		1,844,821		(58,721)		1,786,100
Financing cost (income)		(304,199)		(70,303)		13,656		(360,846)		5,366		241,238		504,667		153,165		543,590		(2,633)		540,957
Income tax expense (benefit)		159,442		50,483		546		210,471		(21)		290,354		190,348		(366,111)		325,041		(23,015)		302,026
Statutory employee profit sharing expense		67,279		23,224		—		90,503		—		(101,604)		1,141		2,181		(7,779)		—		(7,779)
Share in operations of associated companies		(20,336)		—		—		(20,336)		—		—		(416,760)		5,436		(431,660)		(947)		(432,607)
Segment assets		15,294,595		2,527,001		1,405,979		19,227,575		5,481,822		9,964,108		16,927,017		16,982,789		68,583,311		(19,051,203)		49,532,108
Investments in associated companies		107,131		—		1,872		109,003		1,761		2		59,830		14,585,509		14,756,105		(14,509,814)		246,291
Segment liabilities(1)		7,744,183		1,563,389		981,755		10,289,327		1,183,293		2,046,046		2,422,834		2,522,086		18,463,586		(4,621,276)		13,842,310
Capital expenditures(2)		963,548		42,813		59,464		1,065,825		66,435		2,332,376		3,934,782		37,745		7,437,163				7,437,163
Depreciation and amortization		215,778		34,405		83,606		333,789		7,505		383,125		178,999		423		903,841		15,774		919,615
Net cash of operating activities		(1,939,533)		58,448		(19,694)		(1,900,779)		(1,056,367)		461,716		1,064,423		(890,218)		(2,321,225)		813,459		(1,507,766)
Net cash of investing activities		(40,730)		(175,715)		(27,226)		(243,671)		67,927		(1,566,177)		(2,114,843)		285,822		(3,570,942)		(977,004)		(4,547,946)
Net cash of financing activities		2,141,750		275,643		101		2,417,494		918,324		(314,029)		1,837,502		(80,041)		4,779,250		163,544		4,942,794

(1)	Segment liabilities include only the operating liabilities attributable to each segment.

(2)	Capital expenditures include purchases of property, plant and equipment, investments in concessions and other assets.

(3)	During 2010, airports became a separate segment. Prior periods were restated to reflect the change.

     The Company’s principal consolidated net revenues are from construction contracts with various Mexican public and private sector entities, as well as foreign public and private sector entities, summarized as follows (amounts may not add or tie to other accompanying information due to rounding):

	Year Ended December 31,
	2010		2009		2008
National:

a. Public sector
Petróleos Mexicanos	Ps.	3,673,512	Ps.	2,939,680	Ps.	2,875,220
Comisión Federal de Electricidad		3,790,480		3,864,874		2,477,402
Secretaría de Comunicaciones y Transportes		3,043,900		44,271		202,998
Sistema de Transporte Metropolitano		—		2,395,789		232,549
Aeropuertos y Servicios Auxiliares		38,096		177,102		338,489
Instituto Mexicano del Seguro Social		120,759		430,225		115,630
Poder Judicial de la Federación		—		—		21,950
Instituto Nacional de Rehabilitación		174,426		129,525		—
Comisión Nacional del Agua		3,132,300		1,428,055		11,223
State Governments		1,130,477		2,043,663		2,751,751
Gobierno del Distrito Federal		5,270,741		861,657		173,999
Instituto de Seguridad Social al Servicio de Trabajadores del Estado		553,434		236,842		—
Fideicomiso 1928 (Río de la Compañía)		6,012		269,687		—
Sistema de Autopistas y Aeropuertos y Servicios Conexos y Auxiliares del Estado de México		1,044,895		1,273,426		—
Secretaría de Marina		—		47,639		632,145
Secretaría de Seguridad Pública de Nayarit		1,014,249		—		—
Centro Nacional de Evaluación para la Educación Superior, A.C.		10,352		—		—

b. Private sector
Terminal de Ling-Shell		—		21,223		—
Playa Paraiso Maya, S.A. de C.V.		—		52,708		—
Indelpro, S.A. de .C.V.		—		—		43,828
Fideicomiso de Autotransportes del Golfo		349,294		324,786		243,625
Minera y Metalúrgica del Boleo, S.A. de C.V.		50,145		—		—
Marathon Oil Company		118,917		—		—
Altos Hornos de México, S.A.		312,158		358,489		595,637
Energía Costa Azul, S. de R.L.		—		349,957		288,502
Aeropuerto de la Ciudad de México		71,012		11,933		216,769
Monterrey Airport		—		142,450		308,213
Proyecto Esmeralda		347,381		500,934		312,093
Red de Carreteras		1,036,994		1,342,057		213,701
Vista Serena S. de R.L.		17,966		307,910		346,703
Partes Relacionadas (ICA Fluor Daniel)		51,693		138,590		—
Estadio Chivas		38,196		267,499		760,751

	Year Ended December 31,
	2010		2009		2008
Foreign:
Public and private sector
Spain		1,305,823		1,514,373		1,679,791
Colombia		79,315		82,718		123,638
Venezuela		—		—		98,529
Panama		266,937		14,646		363,016

     The Company’s segments operate in four principal geographical areas in the world: Mexico, its home country, Spain, United States and Latin America. The Company’s operations by geographic area were as follows (amounts may not add or tie to another balances due to rounding):

			Foreign
					United		Latin		Sub-		Intersegment
	Mexico		Spain		States		America		total		Eliminations		Total
2010:
Revenues:
Construction	Ps.	26,331,621	Ps.	1,305,823	Ps.	9,266	Ps.	344,887	Ps.	27,991,597	Ps.	(141,816)	Ps.	27,849,781
Housing development		2,518,875		—		—		528,658		3,047,533		—		3,047,533
Infrastructure and airports		4,210,768		—		—		610,949		4,821,717		—		4,821,717
Corporate and other		(753,767)		—		—		—		(753,767)		—		(753,767)
Total revenues		32,307,497		1,305,823		9,266		1,484,494		35,107,080		(141,816)		34,965,264
Capital expenditures		3,682,592		38,293		—		187,491		3,908,376		—		3,908,376
Fixed assets		3,827,044		244,854		—		134,178		4,206,076		5,498		4,211,574
Total assets		69,904,190		1,029,323		1,223,759		4,567,383		76,724,655		(1,736,196)		74,988,459

2009:
Revenues:
Construction	Ps.	23,535,720	Ps.	1,514,373	Ps.	—	Ps.	94,910	Ps.	25,145,003	Ps.	(53,290)	Ps.	25,091,713
Housing development		2,271,199		—		—		—		2,271,199		—		2,271,199
Infrastructure and airports		3,384,114		—		—		742,858		4,126,972		—		4,126,972
Corporate and other		(618,522)		—		—		—		(618,522)		—		(618,522)
Total revenues		28,572,511		1,514,373		—		837,768		30,924,652		(53,290)		30,871,362
Capital expenditures		3,509,988		95,267		—		11,677		3,616,932		—		3,616,932
Fixed assets		3,941,429		323,493		—		7,658		4,272,580		—		4,272,580
Total assets		60,368,439		1,274,193		1,558,463		4,695,307		67,896,402		(3,151,097)		64,745,305

2008:
Revenues:
Construction	Ps.	15,088,539	Ps.	1,679,791	Ps.	—	Ps.	470,099	Ps.	17,238,429	Ps.	(4,416)	Ps.	17,234,013
Housing development		2,151,041		—		—		—		2,151,041		—		2,151,041
Infrastructure and airports		3,251,326		—		—		588,864		3,840,190		—		3,840,190
Corporate and other		(474,221)		—		—		—		(474,221)		—		(474,221)
Total revenues		20,016,684		1,679,791		—		1,058,963		22,755,438		(4,416)		22,751,022
Capital expenditures		7,311,814		59,464		—		65,885		7,437,163		—		7,437,163
Fixed assets		3,036,389		257,036		25		15,860		3,309,310		—		3,309,310
Total assets		44,868,623		1,443,991		1,497,520		4,029,322		51,839,456		(2,307,348)		49,532,108

29. Differences Between Mexican Financial Reporting Standards and Accounting Principles Generally Accepted in the United States of America
     Through December 31, 2007, the consolidated financial statements under MFRS included the effects of inflation as provided for under Bulletin B-10, Comprehensive Effects of Inflation on Financial Information, which also required the restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented. The Company restated financial statements to constant pesos by applying the alternative method provided by Bulletin B-15. Beginning January 1, 2008, the Company adopted NIF B-10, under which it discontinued the recognition of the effects of inflation in its MFRS financial statements, since the countries in which it operates are not considered inflationary, as defined by NIF B-10, and does not restate financial statements into constant pesos. Therefore, the consolidated financial statements as of and for the years ended December 31, 2010, 2009 and 2008 include balances and transactions denominated in Mexican pesos of different purchasing power.
     U.S. GAAP requires financial statements to be presented on a historical cost basis. However, the application of Bulletin B-10 represented a comprehensive measure of the effects of price level changes in the Mexican economy during the time in which the country experienced high levels of inflation and, as such, was considered a more meaningful presentation than historical cost-based financial reporting, for which reason the following reconciliations to U.S. GAAP do not include the reversal of the inflation adjustments through December 31, 2007.
     The principal differences between MFRS and U.S. GAAP and their effects on consolidated net income and consolidated equity are presented below with an explanation of such adjustments:

	Millions of
	U.S. Dollars
	(Convenience
	Translation)
	Year Ended
	December 31,	Years Ended December 31,
Reconciliation of Consolidated Net Income (Loss)	2010	2010		2009		2008
Consolidated net income reported under MFRS	$97	Ps.	1,203,567	Ps.	883,632	Ps.	605,775
U.S. GAAP adjustments for:
Effect of concession accounting(d)	16		198,486		(237,767)		(301,862)
Reversal of changes in income tax law recorded in equity (e)	—		—		(844,076)		—
Deferred income taxes(e)	(8)		(92,726)		427,599		105,403
Deferred statutory employee profit sharing asset (e)	(1)		(15,945)		—		—
Capitalization of financing costs(f)	(1)		(12,019)		8,870		(54,770)
Accrual for severance payments(g)	9		109,120		26,920		70,395
Impairment reversal(h)	2		24,138		(673,451)		7,531
Reversal of compensation cost recognized in MFRS upon exercise of option (m)(8)	—		1,138		93		6,550
Amortization of intangible resulting from purchase method applied to acquisition of noncontrolling interest (i)	—		(5,681)		(5,681)		(5,682)
Investment in associated companies (cost method) (j)	—		—		(16,446)		(9,671)
Reversal of deferred (loss) gain or amortization of deferred loss on derivative financial instruments (k)	7		87,411		824,562		(1,730,327)
Valuation of derivative financial instruments (k)	1		11,011		10,752		—
Debt issuance costs (l)	2		22,751		—		—

Consolidated net income (loss) under U.S. GAAP	$124	Ps.	1,531,251	Ps.	405,007	Ps.	(1,306,658)

Net income (loss) attributable to noncontrolling interest	24		292,806		294,280		(228,707)

Net income (loss) attributable to ICA	$100	Ps.	1,238,445	Ps.	110,727	Ps.	(1,077,951)

	Millions of
	U.S. Dollars
	(Convenience
	Translation)
	December 31,	At December 31,
Reconciliation of Equity	2010	2010		2009		2008
Total equity reported under MFRS	$1,742	Ps.	21,574,120	Ps.	20,766,059	Ps.	17,433,074
Effect of concession accounting (d)	(37)		(463,813)		(662,299)		(424,532)

	1,705		21,110,307		20,103,760		17,008,542

U.S. GAAP adjustments for:
Effect on retained earnings from:
Deferred income taxes(e)	(161)		(1,998,063)		(1,905,337)		(2,332,935)
Deferred statutory employee profit sharing(e)	(31)		(387,749)		(371,804)		(371,804)
Restatement for inflation on foreign sourced fixed assets	(19)		(240,830)		(240,830)		(240,830)
Capitalization of financing costs(f)	(8)		(103,887)		(91,868)		(100,738)
Accrual for severance payments(g)	10		118,108		8,988		(17,932)
Gain on sale of foreign subsidiaries	22		270,715		270,715		270,715
Impairment reversal(h)	(66)		(819,624)		(843,762)		(170,311)
Reversal of compensation cost recognized in MFRS upon exercise of option(l)(8)	4		51,087		49,949		49,856
Reversal of acquisition cost (gain) of noncontrolling interest(i)	40		501,464		501,464		501,464
Amortization of intangible resulting from purchase method applied to acquisition of noncontrolling interest (i)	(2)		(19,177)		(13,495)		(7,815)
Reversal of additional paid-in capital recognized in MFRS upon exercise of option(m)(8)	(4)		(51,087)		(49,949)		(49,856)
Investment in associated companies (cost method) (j)	(2)		(26,117)		(26,117)		(9,671)
Debt issuance costs (l)	2		22,751		—		—
Reversal of deferred loss on derivative financial instruments (k)	(66)		(818,354)		(905,765)		(1,730,327)
Valuation of derivative financial instruments (k)	11		131,273		27,715		—
Reclass of redeemable noncontrolling interest to temporary equity (c)	(12)		(154,831)		(129,895)		(144,040)
Valuation of redeemable noncontrolling interest to redemption price (c)	(2)		(15,676)		(26,787)		—
Effect on insufficiency from restatement for inflation of capital and accumulated other comprehensive income related to:
Deferred income taxes	181		2,235,643		2,235,643		2,235,643
Deferred statutory employee profit sharing	7		84,820		84,820		84,820
Restatement for inflation of foreign sourced fixed assets	18		227,554		227,554		227,554
Gain on sale of foreign subsidiaries	(22)		(270,715)		(270,715)		(270,715)
Adjustment for excess of additional minimum liability related to severance payments(g)	—		4,299		4,299		4,299
Adjustment for retirement benefits, net of tax(g)	(13)		(149,725)		(34,854)		(9,197)

Equity under U.S. GAAP	$1,592	Ps.	19,702,186	Ps.	18,603,729	Ps.	14,926,722

Equity attributable to noncontrolling interest	257		3,187,320		3,040,550		2,278,659

Equity attributable to ICA	$1,335	Ps.	16,514,866	Ps.	15,563,179	Ps.	12,648,063

     A summary of changes in equity after giving effect to the U.S. GAAP adjustments described above is as follows:

	Years Ended December 31, 2010
	Attributable		Noncontrolling		Total equity under
	to ICA		Interest		U.S. GAAP
Equity under U.S. GAAP at January 1	Ps.	15,563,179	Ps.	3,040,550	Ps.	18,603,729
Issuance of common stock		84,206		—		84,206
Effect from acquisition of noncontrolling interest		33,412		—		33,412
Decrease in noncontrolling interest		—		(118,411)		(118,411)
Consolidated net income under U.S. GAAP		1,238,445		292,806		1,531,251
Reclassification of redeemable noncontrolling interest to temporary equity		—		(24,936)		(24,936)
Valuation of redeemable noncontrolling interest to redemption price		11,110		—		11,110
Accumulated other comprehensive income:

Adjustment for retirement benefits, net of tax of Ps.24,366		(114,870)		—		(114,870)
Foreign currency translation		(56,908)		—		(56,908)
Valuation of derivative financial instruments, net of taxes of Ps.27,395		(243,708)		(2,689)		(246,397)

Equity under U.S. GAAP at December 31	Ps.	16,514,866	Ps.	3,187,320	Ps.	19,702,186

	Years Ended December 31, 2009
	Attributable		Noncontrolling		Total equity under
	to ICA		Interest		U.S. GAAP
Equity under U.S. GAAP at January 1	Ps.	12,648,063	Ps.	2,278,659	Ps.	14,926,722
Issuance of common stock		2,999,776		—		2,999,776
Repurchase of own shares		(7,936)		—		(7,936)
Effect from acquisition of noncontrolling interest		9,799		—		9,799
Increase in noncontrolling interest		—		456,261		456,261
Consolidated net income under U.S. GAAP		110,727		294,280		405,007
Reclassification of redeemable noncontrolling interest to temporary equity		—		14,145		14,145
Valuation of redeemable noncontrolling interest to redemption price		(26,787)		—		(26,787)
Accumulated other comprehensive income:

Adjustment for retirement benefits, net of tax of Ps.5,443		(25,657)		—		(25,657)
Foreign currency translation		4,108		—		4,108
Valuation of derivative financial instruments		(148,914)		(2,795)		(151,709)

Equity under U.S. GAAP at December 31	Ps.	15,563,179	Ps.	3,040,550	Ps.	18,603,729

	Years Ended December 31, 2008
	Attributable		Noncontrolling		Total equity under
	to ICA		Interest		U.S. GAAP
Equity under U.S. GAAP at January 1	Ps.	14,123,447	Ps.	3,278,933	Ps.	17,402,380
Issuance of common stock		3,417		—		3,417
Repurchase of own shares		(89,929)		—		(89,929)
Decrease in noncontrolling interest		—		(680,646)		(680,646)
Consolidated net loss under U.S. GAAP		(1,077,951)		(228,707)		(1,306,658)
Reclass of redeemable noncontrolling interest to temporary equity		—		18,502		18,502
Accumulated other comprehensive income:

Adjustment for retirement benefits, net of tax of Ps.44,839		226,898		—		226,898
Foreign currency translation		(67,967)		—		(67,967)
Valuation of derivative financial instruments		(469,852)		(109,423)		(579,275)

Equity under U.S. GAAP at December 31	Ps.	12,648,063	Ps.	2,278,659	Ps.	14,926,722

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
     During 2010 and 2009, the Company did not apply any previous losses to common stock. In addition, the offering costs incurred on the issuance of common stock in 2009 did not exceed the additional paid-in capital from such issuance. Accordingly, the cumulative adjustments to items within equity to reverse these effects for purposes of U.S. GAAP are the same amounts accumulated through December 31, 2008.
     However, during 2010, the Company purchased an additional 33% and 25% of the noncontrolling interest in Recursos Técnicos y de Administración la Yesca, S.A. de C.V. and Desarrolladora de Proyectos Hidroeléctricos, S.A. de C.V., respectively. In its MFRS financial statements, the excess of the amount paid over the carrying value of the investment was included within retained earnings. Under U.S. GAAP, such amount is included in additional paid-in capital. This reclassification of Ps.33.4 million is included in the cumulative adjustments below:

		Accumulated				Accumulated
		Adjustments for				Adjustments for
		Application of				Application of
		Losses and Offering				Losses and Offering
		Costs at December				Costs at December
		31, 2009	Adjustments			31, 2010
Common stock	Ps.	11,405,883	Ps.	—	Ps.	11,405,883
Additional paid-in capital		7,089,921		33,412		7,123,333
Reserve for repurchase of shares		(2,000,206)		—		(2,000,206)
Accumulated deficit		(4,076,255)		(33,412)		(4,109,667)
Cumulative other comprehensive loss		(12,419,343)		—		(12,419,343)
          (b) Proportionate Gross Consolidation Method
     (i) Beginning January 1, 2009, the Company adopted NIF B-8, Consolidated and Combined Financial Statements, which resulted in the proportionate consolidation of ICAFD, a joint venture that was previously consolidated under MFRS given the Company’s 51% ownership in such entity. This change in accounting was recognized retrospectively in the Company’s MFRS financial statements. In prior years, given the more detailed guidance that existed in U.S. GAAP, the Company determined that for purposes of U.S. GAAP, it was always able to proportionately consolidated ICAFD. In making such determination, management performed an analysis of the U.S. GAAP treatment of this investment and determined that the Fluor Corporation, owner of the remaining 49% of ICAFD’s equity, has substantive participating rights over ICAFD, by virtue of its participation in the following: (i) selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures; and (ii) establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business. Because of these substantive participating rights of the Fluor Corporation, management concluded that the Company does not exercise unilateral control of ICAFD and is unable to consolidate ICAFD for U.S. GAAP purposes.

     Furthermore, given that ICAFD is in the construction industry and is an unincorporated entity, the Company applies the proportionate gross consolidation method to its investment in ICAFD as permitted by U.S. GAAP in certain limited circumstances. Under this method, the Company proportionately recognizes its 50% share of the revenues, costs and expenses in ICAFD in the consolidated statements of income as well as its 50% share of the assets and liabilities of ICAFD in the consolidated balance sheets.
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
     Although the adoption of NIF B-8 under MFRS eliminates the difference in accounting between MFRS and U.S. GAAP, further disclosures are required by U.S. GAAP given the significance of ICAFD to the Company’s consolidated information. Accordingly, a summarized balance sheet and income statement of ICAFD under MFRS as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010, 2009 and 2008, on a 100% basis are presented as follows:

	December 31,
	2010		2009

Balance Sheet Data:
Current assets	Ps.	5,154,506	Ps.	5,388,125
Non-current assets		381,405		261,436
Current liabilities		(4,025,224)		(4,163,880)
Non-current liabilities		(205,158)		(334,019)
Investment of minority interest		(8)		(5)

Partners’ equity	Ps.	1,305,521	Ps.	1,151,657

	Years Ended December 31,
	2010		2009		2008
Statement of Income Data:
Total revenues	Ps.	8,802,819	Ps.	7,947,084	Ps.	8,303,939
Operating income		458,311		464,935		252,756
Other expense		45,433		57,528		48,750
Income before income tax on profits		411,304		444,286		343,961
Income tax		143,213		184,757		132,377
Minority interest in results of consolidated subsidiaries		3		2		67

Net income	Ps.	268,091	Ps.	259,529	Ps.	211,584

     (ii) As discussed in Note 2.e to the consolidated financial statements under MFRS, the assets, liabilities, revenues, costs and expenses of companies or associations subject to contractually agreed joint control are included in the consolidated financial statements using the proportionate gross consolidation method, as permitted by MFRS through the supplemental application of IAS 31.
As mentioned above, U.S. GAAP only permits the use of the proportionate gross consolidation method of accounting under certain specific circumstances. This criteria is not met by several of the entities that are proportionately consolidated under MFRS, including, Suministros de Agua de Querétaro, S.A. de C.V., Constructora Nuevo Necaxa Tihuatlán, S.A. de C.V. and Autovía Nuevo Necaxa Tihuatlán, S.A. de C.V. and Los Portales, S.A. (as from April 2010). Accordingly, these entities are presented under the equity method for purposes of U.S. GAAP. This difference does not affect consolidated net income or consolidated equity, but rather affects individual asset, liability, revenue and cost accounts. Condensed, combined information for those entities that are proportionately consolidated under MFRS but accounted for under the equity method for U.S. GAAP as of and for the year ended December 31, 2010, 2009 and 2008 is as follows.

	December 31,
	2010		2009
Balance Sheet Data:
Current assets	Ps.	3,451,241	Ps.	2,204,304
Non-current assets		3,885,030		1,921,027
Current liabilities		2,786,046		1,631,129
Non-current liabilities		3,196,413		1,726,260

			Year Ended December,
	2010		2009		2008
Statement of Income Data:
Total revenues	Ps.	5,151,756	Ps.	3,515,212	Ps.	1,871,495
Operating income		231,048		123,588		46,900
Income before income tax expense		240,604		124,155		63,730
Income tax		83,159		51,185		54,015
Net income		157,445		72,970		9,715
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
          The Company has determined that the put and call options (the “options”) described above are not legally detachable or separately exercisable from the shares of SETA issued to ADPM, nor are they considered mandatorily redeemable shares, given that they do not represent an unconditional obligation requiring Aeroinvest to redeem the instrument at a specified or determinable date (or dates) or upon an event that is certain to occur. However, given that the options are redeemable on a conditional basis, they are considered voluntarily redeemable for which reason, under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480-10-S99 of U.S. GAAP, they must be presented as temporary equity and valued at the greater of their carrying value under the consolidation guidance of U.S. GAAP or their redemption value. Redemption value is determined by a specific calculation established by the agreement between Aeroinvest and ADPM and does not represent the fair value of the noncontrolling interest.

          Accordingly, two adjustments have been included in the reconciliation of equity. First, Ps.154.8 million, Ps.129.9 million and Ps.144.0 million as of December 31, 2010, 2009 and 2008, respectively, have been deducted from consolidated equity under MFRS in order to reclassify the carrying value of the redeemable noncontrolling interest from consolidated equity to temporary equity.
          Second, based upon its own valuations, the Company has determined that the redemption value of such shares is greater than the carrying value of the noncontrolling interest, for which reason U.S. GAAP requires that the redeemable noncontrolling interest be increased to its redemption value. Given that the redemption value is other than fair value, U.S. GAAP offers the option to record this adjustment through equity rather than through results, which such option the Company has elected. Accordingly, the reconciliation of equity to U.S. GAAP includes an adjustment of Ps.15.7 million and Ps.26.8 million as of December 31, 2010 and 2009, representing the cumulative increase in the redemption value of the redeemable noncontrolling interest recognized through equity.
          Furthermore, when an entity elects the option to adjust the value of redeemable noncontrolling interests through equity, generally an adjustment must be made to the net income used to calculate earnings per share, in order to account for the additional value being offered to noncontrolling interest holders, akin to a dividend. U.S. GAAP offers another option with respect to that adjustment of net income used to calculate earnings per share such that entities need only adjust for the amount of the redemption value that is in excess of fair value as being akin to an actual dividend. Given that the redemption value of SETA’s noncontrolling interest is lower than its fair value, no adjustment to earnings per share is necessary in 2010 and 2009.
          (d) Effects of Concession Accounting
     For the consolidated financial statements under MFRS, beginning January 1, 2010, the Company adopted INIF 17; previously it applied IFRIC 12 on a supplemental basis. As INIF 17 is substantially converged with IFRIC 12, accounting under both of these standards is similar. Accordingly, under MFRS, the Company classifies the assets derived from the construction, administration and operation of the service concession arrangement as either an intangible asset, a financial asset or a combination of both. Additionally, MFRS requires the Company to recognize revenues for construction services performed during the construction phase in certain concessions. Generally, under U.S. GAAP, the concessions in which the Company is involved result in the recognition of intangible assets for amounts incurred to acquire the right to the concession or construct or improve infrastructure under the concession. Accordingly, no financial assets are recognized under U.S. GAAP, nor are construction revenues recorded. Accordingly, the adjustments included herein represent (i) the reversal of construction revenues recognized during the construction phase in certain concessions, (ii) the reclassification of financial assets to intangible assets, along with the reversal of the respective financial income recognized on those financial assets, offset by the additional amortization recognized on the related intangible asset, and (iii) the recognition of the toll revenues generated for concessions that under MFRS had recorded a financial asset and thus recognize financial income over the life of the concession until collection of the asset, as opposed to operating revenues generated from the collection of tolls. These adjustments resulted in an increase (decrease) in consolidated net income under U.S. GAAP in 2010, 2009 and 2008 of Ps.198.5 million, Ps.(237.8 million) and Ps.(301.9 million), respectively, and a decrease in consolidated equity under U.S. GAAP at December 31, 2010, 2009 and 2008 of Ps.463.8 million, Ps. 662.3 million and Ps. 424.5 million, respectively.
          (e) Deferred Income Taxes and Statutory Employee Profit Sharing
     Under MFRS, the Company accounts for deferred income taxes in accordance with NIF D-4, Income Taxes, and Bulletin D-4, Income Tax, Asset Tax and Statutory Employee Profit Sharing, which require a methodology similar to FASB ASC Topic 740, Income Taxes, which is applied by the Company for purposes of the U.S. GAAP reconciliation. However, deferred taxes are classified as non-current for MRFS purposes while they are based on the classification of the related asset or liability for U.S. GAAP purposes.
     As discussed in Note 20, the Company is subject to both ISR and IETU, and therefore determines whether it will be subject to ISR or IETU, recognizing the deferred tax asset (liability) based on such determination. With respect to the MFRS financial statements, at those entities where, based on its projections, the Company will be subject to ISR in some years and IETU in others, the Company records either the larger deferred tax liability or the smaller deferred tax asset. For purposes of U.S. GAAP, in those entities where, based on its projections, the Company will be subject to ISR in some years and IETU in others, the Company schedules the reversal of temporary differences for each tax and determines by year whether the applicable reversing temporary differences should be those under ISR or IETU and applies the applicable rate to determine the appropriate amount of deferred taxes.

     In addition, through December 31, 2007, the Company calculated a deferred PTU liability for purposes of MFRS based on the temporary differences between the accounting result and income for employee profit sharing purposes. Beginning January 1, 2008, the Company adopted NIF D-3, Employee Benefits, which changed the methodology for calculating deferred PTU, requiring that it be determined based on the temporary differences between the financial reporting basis and the statutory employee profit sharing basis of assets and liabilities. The new methodology under NIF D-3 is similar to that required by U.S. GAAP. However, as of December 31, 2010, based on temporary differences, a net deferred PTU asset was recognized under MFRS. U.S. GAAP prohibits the recognition of a net deferred PTU asset, which resulted in a reconciliation of the asset for Ps.15.9 million in 2010. No differences between MFRS and U.S. GAAP existed with respect to deferred PTU in 2009 or 2008.
As discussed in Note 1, in December 2009, modifications were published to the income tax law effective January 1, 2010. In accordance with INIF 18 under MFRS, the effects of these changes resulted in a charge of Ps.844 million, recognized within retained earnings. Under U.S. GAAP, the result of these changes are recognized in income of the year in which the change was enacted, resulting in a reconciling item in the 2009 reconciliation of consolidated net income. As discussed in Note 20, during 2010, the Mexican Tax Authorities issued certain modifications to the original reforms, based on which the Company concluded that the Ps. 844 million recognized in 2009 no longer required recognition. However, MFRS permitted the reversal of this liability through results of 2010, as opposed to through retained earnings where it was originally recognized in 2009. Accordingly, the reversal of the liability did not result in a difference between MFRS and U.S. GAAP in 2010.
     A reconciliation of the net deferred income tax asset from MFRS to U.S. GAAP and the composition of the deferred income taxes under U.S. GAAP at December 31, 2010 and 2009 are as follows:

	December 31,
	2010		2009
Reconciliation of net deferred income tax liability:
Deferred income taxes under MFRS (see Note 20a, 20c and 20d)	Ps.	(2,545,282)	Ps.	(2,751,791)
Additional depreciation related to impairment reversal		113,630		117,854
Difference related to reversal debt expenses		(6,371)		—
Difference related to derivative financial instruments		(1,748)		—
Difference related to severance payments		(23,807)		(4,711)
Difference related to capitalized financing costs		551		(1,552)
Difference related to effects of concession accounting		5,588		39,196
Difference related to purchase method for minority interest		1,988		994
Deferred income tax recorded in OCI		14,185		(5,443)
Effect of subsidiaries consolidated proportionately under MFRS		147,769		178,525

Net deferred income tax liability under U.S. GAAP	Ps.	(2,293,497)	Ps.	(2,426,928)

Composition of deferred income taxes:
Current:
Liabilities	Ps.	(3,919,324)	Ps.	(2,966,801)
Assets		3,047,437		2,666,387

Net current deferred income tax liability before valuation allowance		(871,887)		(300,414)
Non-current:
Liabilities		(4,068,120)		(3,461,957)
Assets		4,114,907		3,207,335

Net non-current deferred tax asset before valuation allowance		46,787		(254,622)
Valuation allowance		(1,468,397)		(1,871,892)

Net non-current deferred income tax liability		(1,421,610)		(2,126,514)

Net deferred income tax liability under U.S. GAAP	Ps.	(2,293,497)	Ps.	(2,426,928)

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
     During 2010, 2009 and 2008, the Company did not have any uncertain tax positions that would have resulted in unrecognized tax benefits to be recognized as a liability or disclosed under U.S. GAAP.

          (f) Capitalization of Financing Costs
     Financing and other costs are subject to capitalization under MFRS, including foreign exchange gains and losses, interest income and expense, and gains and losses from monetary position. According to U.S. GAAP, for debt obligations denominated in U.S. dollars, only interest expense with explicit interest rates and interest expense related to capital lease obligations are eligible for capitalization on qualifying assets. Consequently, in 2010, 2009 and 2008, the non-eligible amounts for U.S. GAAP that were capitalized under MFRS have been reversed in the U.S. GAAP reconciliation and treated as income or expense as appropriate. Additionally, the related effects of depreciation on the amounts capitalized have been reversed. This has resulted in an increase (decrease) in consolidated net income under U.S. GAAP of Ps.(12.0 million), Ps.8.9 million and Ps.(54.8 million) in 2010, 2009 and 2008, respectively, and a decrease in consolidated equity under U.S. GAAP of Ps.103.9 million, Ps.91.9 million and Ps.100.7 million at December 31, 2010, 2009 and 2008, respectively.
     Total interest capitalized for U.S. GAAP purposes was Ps.935.0 million, Ps.745.6 million and Ps. 132.4 million at December 31, 2010, 2009 and 2008, respectively.
          (g) Liability for Severance Payments, Pension Plan and Seniority Premiums
     Under MFRS, the Company recognized the provisions of Bulletin D-3, Employee Benefits, which required the recognition of a severance indemnity liability calculated based on actuarial computations. As a result of the adoption, a transition obligation was recognized, resulting in the recognition of an intangible asset. The same recognition criteria under U.S. GAAP is established in FASB ASC Topic 712, Nonretirement Postemployment Benefits, which requires that a liability for certain termination benefits provided under an ongoing benefit arrangement be recognized when the likelihood of future settlement is probable. However, this requirement for U.S. GAAP has been effective since 1994. Accordingly, in 2005, the Company recorded an adjustment in the 2005 reconciliation of net income and equity representing the reversal of the effects of the cumulative adoption of Bulletin D-3 and the removal of the intangible asset in the financial statements under MFRS.
     In 2008, the Company adopted NIF D-3, Employee Benefits, which replaced Bulletin D-3 and resulted in the removal of the intangible asset and the decrease in the amortization lives of the transition liability and other unrecognized items to the shorter of five years or the employees’ average remaining labor life. Accordingly, the adjustment to the 2010, 2009 and 2008 U.S. GAAP reconciliation of net income represents the difference in service costs represented by the amortization of the transition obligation.
In addition, U.S. GAAP requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of December 31, 2010 and 2009 under U.S. GAAP was measured as the difference between the fair value of plan assets and the projected benefit obligation on a plan-by-plan basis. In 2010, this includes a significant adjustment related to the amendment to the pension plan for executive officer board members, as shown in Note 27. In 2008, the retirement age was deferred by an additional two years. During 2010, the Company amended its plan for a particular retiree, extending the period over which such individual will receive benefits for an additional five years. Under MFRS, the prior period service cost generated by the amendment was charged directly to results as the individual had already retired at the time of the amendment. U.S. GAAP permits the prior period service cost to be recognized in OCI and amortized over the retiree’s remaining life expectancy.
     The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions. Accordingly, the projected liability under U.S. GAAP is different from the liability recognized for MFRS purposes, resulting in an additional adjustment to the U.S. GAAP reconciliation.

Additional disclosures required by U.S. GAAP are as follows:

	December 31,
	2010		2009
At December 31:
Projected benefit obligation	Ps.	671,840	Ps.	471,806
Plan assets at fair value		(20,332)		(16,615)

Accrued benefit cost recognized in the balance sheet (underfunded status)	Ps.	651,308	Ps.	455,191

Accumulated benefit obligation	Ps.	339,168	Ps.	197,187

Change in benefit obligations:
Benefit obligation at beginning of year	Ps.	471,806	Ps.	428,508
Service cost		52,117		51,196
Interest cost		36,730		34,088
Actuarial loss		44,793		38,540
Benefits paid		(46,802)		(82,930)
Acquisition and others		113,196		2,404

Benefit obligation at end of year	Ps.	671,840	Ps.	471,806

Change in plan assets:
Fair value of plan assets at beginning of year	Ps.	16,615	Ps.	12,093
Employer contributions		4,391		4,442
Return on plan assets		882		764
Benefits paid		(1,556)		(684)

Fair value of plan assets at end of year	Ps.	20,332	Ps.	16,615

	December 31,
	2010		2009
Components of net periodic benefit cost:
Service cost	Ps.	52,117	Ps.	51,196
Interest cost		36,730		34,088
Expected return on assets		(1,521)		(1,235)
Amortization of unrecognized items		19,393		9,870

Net periodic benefit cost	Ps.	106,718	Ps.	93,919

Weighted-average assumption used to determine benefit obligations at December 31:
Discount rate		8.50%		8.50%
Rate of compensation increase		5.50%		5.50%
Weighted-average assumption used to determine net periodic benefit cost for years ended December 31:
Discount rate		7.97%		8.50%
Rate of compensation increase		5.50%		5.50%

Other comprehensive income:
Amounts recognized in other comprehensive income during the year:
Net loss	Ps.	(45,433)	Ps.	—
Prior service cost	Ps.	(113,196)	Ps.	(43,056)

Amounts reclassified from other comprehensive income as a component of net periodic pension cost:
Net gain	Ps.	12,886	Ps.	4,020
Prior service cost	Ps.	7,417	Ps.	6,768
Transition obligation	Ps.	(910)	Ps.	(918)

Estimate to be recognized as a component of net periodic pension cost over the following fiscal year:
Net gain	Ps.	42,888	Ps.	12,886
Prior service cost	Ps.	165,958	Ps.	6,766
Transition obligation	Ps.	—	Ps.	(910)

The Company’s weighted-average asset allocation for its pension and seniority premium plans at December 31, 2010 and 2009 is as follows:

	Plan assets at December 31,
	2010	2009
Asset category
Equity securities	20%	12%
Debt securities	80%	88%
Other	—%	—%

Total	100%	100%

     Plan assets consist of liquid deposits held with financial institutions within Mexico, at market interest rates.
     The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

			Pension Plan
			and Termination
	Seniority		Indemnity upon		Dismissal and
	Premium		Dismissal at		Death
	Benefits		Retirement		Benefits
2011	Ps.	4,188	Ps.	42,574	Ps.	39,603
2012		3,499		19,795		33,642
2013		3,390		13,233		29,156
2014		3,650		21,994		25,722
2015		3,656		24,435		23,061
Thereafter		24,105		291,610		88,428
          (h) Impairment Reversal
     In 2001, the Company recorded an impairment charge related to a construction property, based on the fair value of the property as compared to its carrying value, due to the fact that the Company no longer had projects that would require the use of such property. During 2003, ICAFD was awarded certain projects that would require the use of this construction property. As such, under MFRS, the Company reversed Ps.22.7 million of the previously recorded impairment charge. Also, during 2004 and 2009 the Company’s management reviewed the estimate of the recoverable value of the Acapulco Tunnel concession, considering the present value of future cash flows. As a result of its analysis, the Company recognized a reversal of Ps.179.4 million in 2004 and Ps.681 million in 2009 of the impairment loss taken in previous years in its MFRS financial statements.
     In accordance with U.S. GAAP, the reversal of a previously recorded loss for impairment is not permitted. Therefore, the effects of these impairment reversals taken in those years are included as reconciling items in the reconciliation of net income and equity. In addition, the reversal of additional depreciation expense of Ps.24.1 million, Ps.7.1 million and Ps.7.5 million is recognized in the reconciliation of net income for 2010, 2009 and 2008, respectively, given the higher asset value that exists under MFRS as a result of such impairment reversals.
          (i) Acquisition of Noncontrolling Interest
     During 2008 and 2007, the Company purchased a portion of the minority interest of two of its consolidated subsidiaries, GACN and AUCOVEN. In conformity with MFRS, given that the transactions were between stockholders of the same economic entity, the difference between the purchase price paid and the book value of the acquired shares was recorded as an equity contribution (distribution). Accordingly, the statements of changes in stockholders’ equity under MFRS show an increase for Ps.29.0 million in 2008, and reduction for Ps.530.9 million in 2007 representing the related contribution or distribution.
     Under U.S. GAAP, through December 31, 2008, the excess of the purchase price was required to be distributed between the fair value of the assets acquired and liabilities assumed under the purchase method of accounting. Accordingly, the cumulative effect included in equity under MFRS in 2008 and 2007 has been removed in the reconciliation to U.S. GAAP, resulting in an increase to consolidated equity under U.S. GAAP in 2008 and 2007 of Ps. 501.5 million and Ps. 530.9 million, respectively. These amounts were instead allocated to the fair value of assets acquired for purposes of U.S. GAAP, which in the case of GACN resulted in an increase in the intangible concession asset, generating additional amortization for U.S. GAAP purposes of Ps.5.7 million in 2010, 2009 and 2008, as included in the accompanying reconciliation of consolidated net (loss) income. The excess related to AUCOVEN was assigned to goodwill.
     Beginning January 1, 2009, the Company adopted the guidance in FASB ASC Topic 810 with respect to the presentation and accounting of noncontrolling interests. Among other things, this new guidance modified the accounting for acquisitions of noncontrolling interest when control is retained, such that the accounting is similar to that of MFRS and any excess or deficit on such acquisitions are accounted for as equity transactions.
     The new guidance with respect to the accounting for acquisitions of noncontrolling interests is required to be adopted prospectively, for which reason, the aforementioned adjustments related to GACN and AUCOVEN are recurring. However, no further adjustments to equity under U.S. GAAP are required for additional acquisitions of noncontrolling interest in 2010 or 2009, given that the accounting is similar under MFRS and U.S. GAAP beginning in 2009.
          (j) Investment in Associated Companies (Cost Method)
     Within the MFRS consolidated financial statements, the Company presented its investment in Los Portales, S.A. in which it held less than a 20% interest, under the equity method, as permitted by NIF B-8. As the Company did not otherwise exercise significant influence over such investment, it was accounted for under the cost method for U.S. GAAP purposes. Accordingly, the equity in participation in the net income of such investments of Ps.16.4 million and Ps. 9.7 million were reversed within the U.S. GAAP reconciliation for 2009 and 2008. As discussed in Note 2.f, in April 2010, ICA provided an equity contribution of Ps.151 million to Los Portales, S. A., thereby increasing its shareholding in the entity from 18% to 50% and, under MFRS, subsequently proportionally consolidating the entity as of the acquisition date. Proportionate consolidation for this entity as of the date of ICA’s increase in its equity participation has been reconciled according to Note 29(b).
          (k) Deferred Loss on Derivative Financial Instruments
     As discussed in Notes 13 and 17 of the MFRS financial statements, during 2008, the Company entered into various derivative instruments to mitigate the risk of interest rate and exchange rate fluctuations. Certain of the derivative instruments, while economic hedges, did not meet the criteria to be considered a hedge from an accounting perspective. Three of these trading derivative instruments are related to the financing under the La Yesca and AUNETI construction projects, which are still in the construction phase. MFRS permits capitalization of total comprehensive financing cost as part of the project cost, which includes not only interest, but the fluctuation in the fair value of these derivatives. Accordingly, as of December 31, 2008, Ps.1,730 million was capitalized within other assets, representing the loss on these three derivatives.
     Under U.S. GAAP, FASB ASC Topic 815, Derivatives and Hedging, states that the gain or loss on a derivative instrument not designated as a hedging instrument shall be recognized currently in earnings. Based on this guidance, capitalization of changes in fair value is prohibited, regardless of whether the derivative is related to financing on a construction project in process. Accordingly, for U.S. GAAP purposes, Ps.1,730 million capitalized within other assets in MFRS in 2008 was recognized as a loss on valuation of derivative financial instruments within net income for U.S. GAAP purposes.
     In 2009, as discussed in Note 17 to the MFRS financial statements, the derivative instrument related to the La Yesca project was renegotiated which resulted in a favorable adjustment to the derivative liability, recorded as a decrease to the derivative liability and a decrease to the related asset under MFRS. U.S. GAAP requires that the favorable adjustment to the liability be recognized within results. Additionally under MFRS, the Company amortized a portion of the related asset to results in line with the percentage-of-completion related to the La Yesca project. As this asset does not exist under U.S. GAAP and its amount instead was recognized in full in the 2007 results under U.S. GAAP, such amortization is reversed in the reconciliation of consolidated net income under U.S. GAAP. These two adjustments resulted in an increase to consolidated net income under U.S. GAAP of Ps.87.4 million and Ps. 824.6 million for 2010 and 2009, respectively. As well, the related asset recognized under MFRS of Ps.818.4 million, Ps.905.8 million and Ps. 1,730 million in 2010, 2009 and 2008, respectively, is reversed in the reconciliation of consolidated equity to U.S. GAAP.
     Finally, FASB ASC Topic 820, Fair Value Measurements and Disclosures, requires that when determining the fair value of financial assets and liabilities, an entity take into consideration its own credit risk or the credit risk of the counterparty, as the case may be. This is not considered in the determination of fair value under MFRS. The consideration of this factor in determining the fair value of the Company’s derivative financial instruments resulted in a decrease to the value of such instruments under U.S. GAAP, which has been recorded in the 2010 and 2009 reconciliation of consolidated net income and equity under U.S. GAAP.
(l) Debt issuance costs
MFRS requires that debt issuance cost related to a new debt instrument that replaces an old debt instrument and that has substantially similar conditions be expensed as incurred. For U.S. GAAP purposes, the fees paid to the creditor associated with a new instrument that replaces an old debt instrument with substantially similar conditions should be amortized over the term of the new debt instrument. Therefore the Company reversed an expense of Ps.22.7 million related to such costs in the reconciliation of net income for 2010.

(m)	Other Differences and Supplemental U.S. GAAP and Securities and Exchange Commission Disclosures
(1)	Inventories — At December 31, 2010 and 2009, the Company classified Ps.18.2 million and Ps.86.1 million of advances to subcontractors within the caption “Real estate inventories” in its balance sheet under MFRS. Such amounts should be classified separately as prepaid expenses within the 2010 and 2009 balance sheet under U.S. GAAP.

(2)	Property, plant and equipment — At December 31, 2010 and 2009, Ps.77.3 million and Ps.297.7 million, respectively, of machinery and equipment are in-transit for which the Company does not have title or bear risk, and thus, is classified as advances to suppliers for purposes of U.S. GAAP.

(3)	Other (income) expense, net — The Company recorded the following amounts within other (income) expense, net in the accompanying MFRS financial statements: (i) in 2010, personnel expenses related to a restructuring at the Rodio-Kronsa segment of Ps. 64.8 million, (ii) in 2010, 2009 and 2008, current and deferred PTU benefit (expense) of Ps.29.4 million, Ps.(1.9 million) and Ps.(7.8 million), respectively and (iii) in 2010, 2009 and 2008, (gain) loss on the sale of property, plant and equipment of Ps.70.7 million, Ps.13.8 million and Ps.(10.6 million), respectively. Under U.S. GAAP, these expenses would be considered a component of operating income.

(4)	Fair value of financial instruments — On January 1, 2008, the Company adopted FASB ASC Topic 820, which clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability (considered the “exit” price) in an orderly transaction between market participants at the measurement date. The statement requires the use of inputs in determining fair value, which are the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. Inputs can be observable, which are those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity, or unobservable, which are those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The statement requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and requires entities to categorize the inputs used in fair value measurements within the following hierarchy:
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
          Inputs used in valuation methodologies for derivative financial instruments as provided by a price vendor authorized by CNBV mentioned above, refer to UDI prices, domestic and foreign interest rates (including 28-day and 91-day TIIE, LIBOR and EUROLIBOR), foreign exchange rates (including the Mexican peso to the U.S. dollar and Mexican peso to the euro) and volatility rates for foreign exchange rates and domestic and foreign interest rates.

Fair values of financial assets and liabilities, according to the level in the hierarchy into which they fall are detailed below:

					Quoted Prices in Active Markets for
					Identical				Significant Other Observable
	Year Ended December 31,				Assets (Level 1)				Inputs (Level 2)
	2010		2009		2010		2009		2010		2009
Assets
Derivative financial instruments — asset	Ps.	46,279	Ps.	66,718	Ps.	—	Ps.	—	Ps.	46,279	Ps.	66,718

Total assets at fair value	Ps.	46,279	Ps.	66,718	Ps.	—	Ps.	—	Ps.	46,279	Ps.	66,718

Liabilities
Derivative financial instruments — liability	Ps.	742,123	Ps.	922,425	Ps.	—	Ps.	—	Ps.	742,123	Ps.	922,425

Total liabilities at fair value	Ps.	742,123	Ps.	922,425	Ps.	—	Ps.	—	Ps.	742,123	Ps.	922,425

          In January 2009, the Company adopted FASB ASC 815-10, Derivatives and Hedging, with respect to disclosure surrounding derivatives. Such guidance is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows.
          The fair values of derivative instruments included within the consolidated balance sheet under U.S. GAAP as of December 31, 2010 and 2009 were as follows:

	Asset Derivatives
	Balance					Liability Derivatives
	Sheet	Fair Value				Balance Sheet	Fair Value
Instrument	Location	2010		2009		Location	2010		2009
Derivatives designated as hedging
Interest rate swaps	Other assets	Ps.	—	Ps.	768	Noncurrent liabilities	Ps.	(373,981)	Ps.	(212,522)
Interest rate options	Other assets		4,516		52,136	Noncurrent liabilities		(262,803)		(363,886)
Foreign exchange swaps and options	Other assets		41,648		13,388	Noncurrent liabilities		(105,339)		—

Derivatives not designated as hedging
Interest rate options	Other assets		—		426	Noncurrent liabilities		—		(42,659)
Interest rate swaps	Other assets		115		—	Noncurrent liabilities		—		—
Foreign exchange swaps and options		Ps.	—	Ps.	—	Noncurrent liabilities	Ps.	—	Ps.	(303,358)
          The effect of derivative instruments in the consolidated statement of income under U.S. GAAP for the year ended December 31, 2010 and 2009 were as follows:

	Amount of gain (loss) recognized in:
	Cost of sales				Interest expense
	2010		2009		2010		2009
Derivatives designated as hedging
Interest rate swaps	Ps.	(17,330)	Ps.	2,624	Ps.	(34,767)	Ps.	—
Interest rate options		—		213		49,335		(32,923)

	Amount of gain (loss) recognized in:
	Cost of sales				Interest expense
	2010		2009		2010		2009
Foreign exchange swaps and options		332,013		—		43,541		—

Derivatives not designated as hedging
Interest rate option		1,107		—		—		—
Interest rate swaps		—		9,861		—		8,860

Foreign exchange swaps and options	Ps.	—	Ps.	408,533	Ps.	—	Ps.	17,800
          The amounts recorded to and reclassified from accumulated other comprehensive income under U.S. GAAP for our cash flow hedges for the year ended December 31, 2010 and 2009 were as follows:

					Location of loss	Amount of gain
					reclassified	reclassified from
	Amount of gain recognized in OCI				from accumulated OCI	accumulated OCI
	2010		2009			2010		2009
Derivatives designated as hedging
Interest rate swaps	Ps.	1,104,733	Ps.	(151,620)	Cost of sales	Ps.	785,440	Ps.	135,226
Interest rate swaps		—		—	Interest expense		—		(14,228)
Interest rate options		—		—	Interest expense		326,659		(89,954)
Interest rate options		13,154		—	Interest expense		13,281		—
Foreign exchange, swaps and options		543,317		71,032	Interest expense	Ps.	19,692	Ps.	—
Derivatives not designated as hedging
Foreign exchange, swaps and options	Ps.	—	Ps.	(71,121)
          Amounts included in accumulated other comprehensive income will be reclassified into earnings when the hedged items is recognized in earnings. The Company estimates that Ps.341.2 million in losses are expected to be reclassified into earnings within the next 12 months.
          FASB ASC Topic 825, Financial Instruments, requires disclosure of fair value of financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. These financial instruments include items such as trade accounts receivable, contract receivables, costs and estimated earnings in excess of billings on uncompleted contracts, accounts payable, provisions, notes payable and long-term debt.
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
          The following table provides information on the carrying value and estimated fair value of the Company’s long-term debt. Such estimates have been determined by the Company using available market information or other appropriate valuation techniques. The Company uses its best judgment in estimating the fair value of these financial instruments. The use of different market assumptions may have a material effect on the estimated fair value amounts.

	December 31,
	2010				2009
	Carrying		Fair		Carrying		Fair
	Value		Value		Value		Value
Financial liabilities:
Long-term debt	Ps.	27,644,261	Ps.	28,292,437	Ps.	19,452,798	Ps.	20,026,971
(5)	Statement of cash flows -
          Both MFRS (beginning in 2008) and U.S. GAAP require the presentation of a statement of cash flows. However, requirements regarding the presentation of the statement of cash flows under MFRS differ in certain respects from those set forth by U.S. GAAP. Among others, all payments for interest are financing cash flows under MFRS; under U.S. GAAP, if the interest can be capitalized as part of fixed assets, it is included within investing activities while all other interest payments are operating cash flows. In addition, MFRS includes restricted cash within the cash and cash equivalents balances while U.S. GAAP requires that changes in restricted cash be presented within the statement itself.
          The information for the years ended December 31, 2010, 2009 and 2008 is presented below, represents supplemental cash flow information taking into effect the U.S. GAAP adjustments and differences between the presentations of the statements for each year, as discussed above. During 2010, the Company determined that the effect of changes in restricted cash in the 2009 U.S. GAAP statement of cash flows for an amount of P.s.316 million was incorrectly classified as part of operating activities rather than as part of the investing activities as required for U.S. GAAP. The Company believes that this misclassification does not materially affect the interpretation or analysis of the previously issued 2009 U.S GAAP statement of cash flows. However, the 2009 cash flow statement has been restated.

	Millions of
	U.S. Dollars
	(Convenience
	Translation)
	Year Ended
	December 31,	Year Ended December 31,
	2010	2010		2009		2008
OPERATING ACTIVITIES:
Consolidated net income under MFRS	$97	Ps.	1,203,567	Ps.	883,632	Ps.	605,775
Effects of concession accounting	16		198,486		(237,767)		(301,862)
Reversal of asset impairment adjustment	—		—		(680,554)		—
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	132		1,632,194		1,271,092		917,970
Deferred income tax expense (benefit)	(31)		(388,874)		605,754		188,424
Adjustment for valuation of long-term investment	(1)		(10,654)		11,571		—
Effect of change in participation in subsidiary	—		—		6,620		—
Provision for seniority premiums and severance payments	26		324,958		93,529		65,135
Loss (gain) on sale of property, plant and equipment	1		6,291		36,880		(2,765)
Allowance for doubtful accounts	28		350,158		(201,202)		72,447
Share in net loss of associated companies	(19)		(236,877)		19,157		417,656
Unrealized exchange (gain) loss	(37)		(460,020)		(268,728)		485,188
Uncollected interest income (Unpaid interest expense)	(1)		(12,019)		8,870		(54,770)
Gain from derivative financial instruments	39		482,864		314,684		44,368
Others	7		90,786		—		—

Changes in operating assets and liabilities (excluding acquisitions and disposals):
Customers	(536)		(6,642,369)		(5,647,729)		(3,339,215)
Other receivables	24		293,531		(2,078,764)		(325,242)
Inventories and others assets	(12)		(154,660)		93,071		(277,675)
Real estate inventories	(6)		(79,263)		(690,699)		(2,578,595)
Trade accounts payable	11		135,861		1,605,863		229,519
Other current liabilities	(23)		(283,396)		598,042		732,659
Advances from customers	(116)		(1,437,855)		195,651		1,448,350
Dividends received	—		5,319		8,140		2,826

Net cash used in operating activities	(401)		(4,981,972)		(4,052,887)		(1,669,807)

INVESTING ACTIVITIES:
Acquisitions of property, plant and equipment	(40)		(489,655)		(1,251,022)		(2,176,097)
Investment in concessions and other long term assets	(206)		(2,546,324)		(2,303,837)		(1,447,392)
Proceeds from sale of property, plant and equipment	32		390,128		225,342		60,491

	Millions of
	U.S. Dollars
	(Convenience
	Translation)
	Year Ended
	December 31,	Year Ended December 31,
	2010	2010		2009		2008
Investment in associated companies	(44)		(547,768)		(193,668)		(828,517)
Collections (grants) of loans	7		86,075		(1,007,195)		—
Deferred assets	—		1,652		(388)		(539,698)
Restricted cash and cash equivalents	23		283,422		315,944		(841,417)

Net cash used in investing activities	(228)		(2,822,470)		(4,214,824)		(5,772,630)

FINANCING ACTIVITIES:
Payments of long-term debt	(635)		(7,864,011)		(2,727,031)		(413,290)
Proceeds from long-term debt	1,201		14,880,564		7,612,762		6,123,175
Proceeds from short-term debt	137		1,691,933		—		538,485
Repurchase of shares	—		—		(7,935)		(89,930)
Issuance of common stock	—		3,728		2,979,279		9,966
Decrease in noncontrolling interest	(8)		(93,502)		(249,464)		(660,235)
Derivative financial instruments	(43)		(534,570)		(316,209)		(61,737)

Net cash generated by financing activities	652		8,084,142		7,291,402		5,446,434
Effect of exchange rate changes on cash	(6)		(68,231)		40,496		(169,116)

Net increase (decrease) in cash and cash equivalents	17		211,469		(935,813)		(2,165,119)
Cash and cash equivalents at beginning of the year	207		2,568,501		3,504,314		5,669,433

Cash and cash equivalents at the end of the year	$224	Ps.	2,779,970	Ps.	2,568,501	Ps.	3,504,314

Cash paid for:

Interest	$150	Ps.	1,856,178	Ps.	1,622,057	Ps.	1,127,059
Income taxes	33		408,692		221,341		273,503
Supplemental non-cash investing activity:
Acquisitions of fixed assets on account and through finance leases	$—	Ps.	—	Ps.	36,257	Ps.	593,518
Cash and cash equivalents at the end of the year represent cash under U.S. GAAP, which differs from that included in the consolidated balance sheet under MFRS given that certain entities proportionately consolidated under MFRS are accounted for as equity method investments under U.S. GAAP.
(6)	Statement of comprehensive income - The Company’s statements of comprehensive income for the years ended December 31, 2010, 2009 and 2008, after giving effect to the U.S. GAAP adjustments described above, are set forth below:

	Millions of
	U.S. Dollars
	(Convenience
	Translation)
	Year Ended
	December 31,
	2010	2010		2009		2008
Consolidated net income (loss) under U.S. GAAP	$124	Ps.	1,531,251	Ps.	405,007	Ps	. (1,306,658)
Other comprehensive (loss) income:
Foreign currency translation	(5)		(56,908)		4,108		(67,967)
Effect of the year for retirement benefits (net of tax of Ps.24,366, Ps.5,443 and Ps.44,839 for 2010, 2009 and 2008, respectively)	(9)		(114,870)		(25,657)		226,898
Valuation of derivative financial instruments, net of tax in 2010 of Ps.27,395	(20)		(246,397)		(151,709)		(579,275)

Comprehensive income (loss) under U.S. GAAP	$90	Ps.	1,113,076	Ps.	231,749	Ps.	(1,727,002)

Comprehensive income (loss) attributable to noncontrolling interest	23		290,117		291,485		(338,130)

Comprehensive income (loss) attributable to ICA	$67	Ps.	822,959	Ps	. (59,736)	Ps.	(1,388,872)

(7)	Earnings per share in accordance with U.S. GAAP - Basic earnings per share is calculated by dividing income available to common stockholders by the weighted average number of shares outstanding during the period. The computation of diluted earnings per share is adjusted to include any potential common shares. Potential common shares include the Company’s stock options under the 2000 stock option plan. The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, 2010, 2009 and 2008, prepared in accordance with U.S. GAAP are as follows:

	Years Ended December 31,
	2010		2009		2008
Basic income (loss) earnings per share:	Ps.	1.91	Ps.	0.20	Ps.	(2.17)

Diluted income (loss) earnings per share:	Ps.	1.91	Ps.	0.20	Ps.	(2.17)

Weighted average shares outstanding (thousands)		648,183		565,644		497,263
Dilutive effects of stock option (thousands)		4		47		335

Total potential dilutive shares		648,187		565,691		497,598

(8)	Stock option plan — As discussed in the MFRS disclosures, the Company established an employee stock option plan in March 2000. During 2004, the stockholders determined that no further grants would be made under the plan but that those awards outstanding would keep their original terms through the life of the award. Through December 31, 2005, for purposes of U.S. GAAP, the Company applied the intrinsic method in order to determine compensation cost related to the grant of stock options to employees. On January 1, 2006, the Company adopted the provisions of FASB ASC Topic 718, Compensation — Stock Compensation, with respect to the recognition of compensation cost for stock compensation.

All awards granted were vested through 2005 except for the 2003 grant, which vested in April 2006.
               Additionally, 113,485, 35,308 and 151,845 shares were exercised during 2010, 2009 and 2008 respectively, for which a cost (and corresponding additional paid-in capital) of Ps.1,138, Ps.93 and Ps. 6,550, respectively, was recognized under MFRS related to the difference between the market value of the stock and the exercise price on the date of exercise. For purposes of U.S. GAAP, as compensation cost is recognized over the service period of the employees, no additional compensation cost is recognized upon exercise of the options. Accordingly, such amount is reversed in the reconciliation of consolidated net income and equity in 2010, 2009 and 2008. Additional disclosures required by U.S. GAAP, are presented below.
               The following table reflects the Company’s employee stock option activity from January 1, 2008 through December 31, 2010, and the weighted average exercise prices:

		Weighted Average
	Number of Shares	Exercise Price
Options outstanding and exercisable at January 1, 2008	903,352	22.50
Granted	—	—
Forfeited	231,887	22.50
Exercised	151,845	22.50

Options outstanding and exercisable at December 31, 2008	519,620	22.50
Granted	—	—
Expired	197,612	22.50
Exercised	35,308	22.50

Options outstanding and exercisable at December 31, 2009	286,700	22.50
Granted	—	—
Expired	172,215	22.50
Exercised	113,485	22.50

Options outstanding and exercisable at December 31, 2010	—	—

(9)	Valuation and qualifying accounts — Rollforward information for the years ended December 31, 2010, 2009 and 2008 for the following items are in included in the respective notes: (i) allowance for doubtful accounts on trade and contract receivables in Note 6; (ii) allowance for obsolete inventory in Note 9; and (iii) short-term and long-term provisions in Note 16. Changes in the Company’s valuation and qualifying accounts for impairment is as follows:

			Additions
	Balance at		Charged						Balance at
	Beginning of		to Costs and		Inflation				End of
Description	Year		Expenses		Effects		Deductions		Year
Allowance for impairment(1):
Year ended December 31, 2008	Ps.	1,116,130	Ps.	—	Ps.	—	Ps.	—	Ps.	1,116,130
Year ended December 31, 2009	Ps.	1,116,130	Ps.	—	Ps.	—	Ps.	(680,554)	Ps.	435,576
Year ended December 31, 2010	Ps.	435,576	Ps.	—	Ps.	—	Ps.	—	Ps.	435,576

(1)	Includes impairment losses related to the Company’s property, plant and equipment, investment in concessions and investments in associated companies.
30. New Accounting Principles

Adoption of IFRS
          The financial statements for the year ended December 31, 2010 were prepared in accordance with MFRS. As of January 1, 2011, the Company discontinued applying MFRS in the preparation of its financial statements for public use, due to the early adoption of the IFRS discussed in Note 1.
United States of America
Recently adopted accounting pronouncements
On January 1, 2010, the Company adopted, the FASB issued ASC 860-10, which eliminates the concept of a qualifying special purpose entity (“QSPE”). The new guidance also requires an entity to reconsider its previous consolidation conclusions, including (1) whether an entity is a variable interest entity (VIE), (2) whether the enterprise is the VIE’s primary beneficiary, and (3) what type of financial statement disclosures are required. Additionally, the amendments eliminate the scope exception previously available to certain qualifying special-purpose entities (QSPE’s). FASB ASC 860-10 also requires additional disclosures which focus on the transferor’s continuing involvement with the transferred assets and the related risks retained. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements and related disclosures.
In January 2010, the FASB issued ASU No. 2010-06 — Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. ASU 2010-06 requires new and revised disclosures for recurring or non-recurring fair value measurements, specifically related to significant transfers into and out of Levels 1 and 2, and for purchases, sales, issuances, and settlements in the rollforward of activity for Level 3 fair value measurements. ASU 2010-06 also clarifies existing disclosures related to the level of disaggregation and the inputs and valuation techniques used for fair value measurements. The new disclosures and clarifications of existing disclosures about fair value measurements were effective January 1, 2010, except for the disclosures about activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements and related disclosures.
In March 2010, the FASB issued ASU No. 2010-11 — Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives. This update clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Only an embedded credit derivative that is related to the subordination of one financial instrument to another qualifies for the exemption. This guidance became effective for the Company’s beginning January 1, 2010, did not have an impact on the Company’s consolidated financial statements and related disclosures.
31. Subsequent Events
a.	Adoption of IFRS — The financial statements for the year ended December 31, 2010 were prepared in accordance with MFRS. As of January 1, 2011, the Company discontinued applying MFRS in the preparation of its financial statements for public use, due to the early adoption of the IFRS discussed in Note 1.
As the Company will be adopting IFRS in 2011, its first IFRS financial statements must comply with all IFRS effective as of our December 31, 2011 reporting date. Accordingly, the estimated effects of adoption on certain significant line items of our consolidated financial statements as of and for the year ended December 31, 2010, detailed below, is based on assumptions the Company’s management has made about the standards and interpretations that expected to be effective, and the accounting policies expected to be adopted, when it prepares its first complete set of IFRS financial statements as at December 31, 2011. Such standards and interpretations and as a result, the Company’s accounting policies, will become final only when it prepares its first complete set of IFRS financial statements. Accordingly, the amounts prepared below may be subject to change until that date.

Below is a description of the main changes in accounting policies based on the Company’s initial assessment.

Effects of inflation — In conformity with IFRS, the effects of inflation are recognized when cumulative inflation of the preceding three years is close to or greater than 100%. Given that the Mexican environment is no longer hyperinflationary since 1999, the effects of inflation recorded from 1999 to 2007 were reversed, except for the valuation of certain line items under property, plant and equipment, which were valued using the deemed cost exemption permitted by IFRS 1, First-Time Adoption of International Financial Reporting Standards.

Capitalizable comprehensive financing cost — In accordance with MFRS, the Company included the effect of derivative financial instruments directly related to construction contracts and concessions under capitalizable comprehensive financing cost. Upon the adoption of the IFRS, these effects are recorded in the statement of income.

Amortization of airport concessions — In conformity with IFRS, the amortization of concession is determined by the term of the concession granted to the Company, which is 50 years. In accordance with MFRS, the amortization is determined based on the estimated useful lives of the various components of the concession investment.

Maintenance costs — According to the policy adopted in conformity with IFRS, the costs of maintenance of airports, which are approved in the Management Development Program (“MDP”), are recorded in the statement of income. In accordance with MFRS, these costs are capitalized as assets when the respective cost is incurred.

Income Taxes — The Company determined its deferred taxes in accordance with IFRS, based on the adjusted values of those assets and liabilities requiring adjustments as a result of the adoption of IFRS.

Employee benefits — According to IFRS, a provision for employee severance payments is only recorded when the obligation for payment arises or under the existence of formal retirement plans.

Employee bonuses — Bonuses on profits are recognized in the periods in which the employees provide services, when the Company has a legal or assumed obligation and the amounts of such bonuses can be adequately estimated. Under MFRS they are recorded in the statement of income when paid.

Debt discounts and expenses — In December 2010, the prior debt was exchanged for the current debt, which is considered to be substantially similar as the present value of the cash flows discounted under the terms of the new debt differ by less than 10% from the discounted cash flows under the previous debt; therefore, in accordance with MFRS, the new debt does not qualify as a new debt instrument and the debt discount and placement expenses continue to be amortized over the remaining life of the new debt. However, IFRS require the exchange of the debt with the same creditor, a condition that is not fulfilled.

The estimated effects of adoption on the significant line items of the statements of financial position and of income are as follows:

	December 31, 2010				December 31, 2010
Statement of financial position	MFRS		Effect		IFRS
Real estate inventories	Ps	. 4,360,671	Ps.	(92,008)	Ps	. 4,268,663
Investment in concessions, net		26,000,351		(2,384,853)		23,615,498
Property, plant and equipment, net		4,211,574		93,861		4,305,435
Other assets, net		2,501,893		(945,484)		1,556,409
Provisions		1,930,084		621,949		2,552,033
Income taxes		5,260,107		(666,984)		4,593,123
Stockholders’ equity		21,574,120		(3,296,120)		18,278,000

	December 31, 2010		December 31, 2010
Statement of financial position	MFRS	Effect	IFRS
Statement of income

Revenues	34,965,264	11,453	34,976,717
Operating income	2,511,291	224,274	2,735,565
Net income	1,203,567	(111,064)	1,092,503
b.	Senior Notes — On February 4, 2011, ICA placed senior notes in conformity with Rule 144-A and the S Regulations of the U.S. Securities Act of 1933, as amended (the “Securities Act”) for a principal amount of U.S.$500 million, a coupon of 8.90% and maturing in 2021. ICA issued these unsecured documents which are guaranteed by CICASA, CONOISA and CONEVISA.

With these resources ICA early settled the securitized and bank debt of Ps.3,215 million (see Note 18) and covered the expenses and commissions related to the issuance. The remaining cash will be available for working capital and capital contributions for new and existing projects.
32. Authorization for Issuance of Financial Statements
On June 20, 2011, the issuance of these financial statements was authorized by Dr. José Luis Guerrero Álvarez, General Director of Empresas ICA, S.A.B. de C.V. and these consolidated financial statements are subject to approval at the general ordinary stockholders’ meeting, where they may be modified, based on provisions set forth in the Mexican General Corporate Law.
* * * * * *

INDEX TO FINANCIAL STATEMENTS
Financial Statements of Red de Carreteras de Occidente, S.A.P.I.B. de C.V

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Red de Carreteras de Occidente, S.A.P.I.B. de C.V.
We have audited the accompanying consolidated statements of financial position of Red de Carreteras de Occidente, S.A.P.I.B. de C.V. and subsidiaries (the “Company”, a subsidiary of Matador Infra B. V.) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Red de Carreteras de Occidente, S.A.P.I.B. de C.V. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations, changes in their stockholders’ equity, and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with Mexican Financial Reporting Standards (“MFRS”).
MFRS vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 17 to the accompanying consolidated financial statements.
As discussed in Note 17 to the accompanying consolidated financial statements, the 2009 reconciliation to U.S. GAAP has been restated.
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
Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu Limited
C. P. C. Sergio Vargas Vargas
April 28, 2011

Red de Carreteras de Occidente, S.A.P.I.B. de C.V. and Subsidiaries
(Subsidiary of Matador Infra B. V.)
Consolidated Statements of Financial Position
For the years ended December 31, 2010 and 2009
(Thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($))

	Convenience translation
	(see Note 2)
	December 31,	December 31,
	2010	2010		2009
Assets
Cash and cash equivalents (Note 4)	$123,733	Ps.	1,532,130	Ps.	2,078,594
Accounts receivable, less allowance for doubtful accounts of Ps. 694 and Ps.7,276 as of December 31, 2010 and 2009, respectively	3,266		40,443		51,163
Recoverable taxes	893		11,062		27,367
Other accounts receivable and prepaid expenses	868		10,748		43,811

Current assets	128,760		1,594,383		2,200,935
Investment in concession — net (Note 5)	3,632,027		44,973,580		44,825,682
Furniture and equipment — net (Note 6)	423		5,232		3,585
Deferred income taxes (Note 13)	199,719		2,473,016		1,824,627
Other assets (Note 7)	41,522		514,143		604,588

Total assets	$4,002,451	Ps.	49,560,354	Ps.	49,459,417

Liabilities
Trade accounts payable	$623	Ps.	7,715	Ps.	115,605
Interest payable	9,493		117,554		111,483
Interest on derivative financial instruments payable	2,315		28,671		29,503
Other current liabilities	1,233		15,274		14,015
Provisions (Note 8)	14,057		174,073		19,073
Due to related parties (Note 15)	1,218		15,080		107,047
Direct employee benefits	976		12,086		9,804
Accounts payable for work executed, not yet approved (Note 15)	7,370		91,253		206,076
Taxes other than income tax	3,677		45,525		38,736
Employee profit sharing (Note 9)	35		437		106
Income taxes payable	57		703		—

Current liabilities	41,054		508,371		651,448
Long-term debt (Note 11)	2,256,877		27,945,777		27,181,002
Provisions for major maintenance	10,499		130,000		—
Employee benefits (Note 16)	796		9,852		—
Derivative financial instruments (Note 10)	193,427		2,395,107		1,196,798
Deferred business flat tax liability (Note 13)	—		—		93

	2,461,599		30,480,736		28,377,893

Total liabilities	2,502,653		30,989,107		29,029,341

Stockholders’ equity (Note 14):
Capital stock	1,949,426		24,138,768		24,138,768
Accumulated deficit	(266,641)		(3,301,686)		(2,641,166)
Valuation of derivative financial instruments (Note 10)	(182,987)		(2,265,835)		(1,067,526)

Controlling interest	1,499,798		18,571,247		20,430,076
Non-controlling interest	—		—		—

Total stockholders’ equity	1,499,798		18,571,247		20,430,076

Total liabilities and stockholders’ equity	$4,002,451	Ps.	49,560,354	Ps.	49,459,417

See accompanying notes to consolidated financial statements.

Red de Carreteras de Occidente, S.A.P.I.B. de C.V. and Subsidiaries
(Subsidiary of Matador Infra B. V.)
Consolidated Statements of Operations
For the years ended December 31, 2010, 2009 and 2008
(Thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($))

	Convenience
	translation (see Note 2)
	Year Ended December
	31, 2010	2010		2009		2008
Revenues:
Tolls	$246,319	Ps.	3,050,042	Ps.	2,781,344	Ps.	2,627,602
Construction revenues from expansion and rehabilitation	87,566		1,084,284		1,527,819		260,065
Use right of way and other related revenues	134		1,661		177		609

Total revenues	334,019		4,135,987		4,309,340		2,888,276

Costs and expenses (Notes 5 and 15):
Amortization of intangible asset for concession	65,124		806,395		781,165		621,992
Operation and maintenance of concession	43,370		537,034		240,228		180,991
Other costs of toll concession	10,765		133,303		131,244		169,889
Construction costs from expansion and rehabilitation	87,566		1,084,284		1,527,819		260,065
General and administrative expenses	6,309		78,122		79,343		80,690

	213,134		2,639,138		2,759,799		1,313,627

Income from operations	120,885		1,496,849		1,549,541		1,574,649

Other income — Net	722		8,940		14,652		456

Comprehensive financing cost:
Interest expense	(234,232)		(2,900,378)		(3,589,103)		(3,791,932)
Interest income	6,391		79,140		107,505		143,175
Effects of valuation of derivative financial instruments	—		—		—		(208,126)
Exchange gain (loss), net	607		7,518		9,544		(733)

	(227,234)		(2,813,720)		(3,472,054)		(3,857,616)

Loss before income taxes	(105,627)		(1,307,931)		(1,907,861)		(2,282,511)

Income tax (benefit) expense (Note 13)	(52,284)		(647,411)		(1,747,781)		41

Consolidated net loss	$(53,343)	Ps.	(660,520)	Ps.	(160,080)	Ps.	(2,282,552)

Controlling interest	$(53,343)	Ps.	(660,520)	Ps.	(160,080)	Ps.	(2,282,552)
Non-controlling interest	—		—		—		—

Consolidated net loss	$(53,343)	Ps.	(660,520)	Ps.	(160,080)	Ps.	(2,282,552)

See accompanying notes to consolidated financial statements.

Red de Carreteras de Occidente, S.A.P.I.B. de C.V. and Subsidiaries
(Subsidiary of Matador Infra B. V.)
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2010, 2009 and 2008
(Thousands of Mexican pesos (Ps.))

	Capital Stock						Valuation of
	Amount				Accumulated		Derivative Financial		Total Stockholders’
	Value		Restatement		Deficit		Instruments		Equity

Balance at January 1, 2008	Ps.	15,589,150	Ps.	234,912	Ps.	(254,933)	Ps.	—	Ps.	15,569,129

Application of losses		—		(234,912)		234,912		—		—
Comprehensive loss:
Valuation of derivative financial instruments		—		—		—		(216,154)		(216,154)
Net loss for the year		—		—		(2,282,552)		—		(2,282,552)

Total comprehensive loss		—		—		(2,282,552)		(216,154)		(2,498,706)

Balance at December 31, 2008		15,589,150		—		(2,302,573)		(216,154)		13,070,423

Additional capital contribution		8,549,618		—		—		—		8,549,618
Equity issuance costs, net of income tax of Ps.76,505		—		—		(178,513)		—		(178,513)
Comprehensive loss:
Valuation of derivative financial instruments		—		—		—		(851,372)		(851,372)
Net loss for the year		—		—		(160,080)		—		(160,080)

Total comprehensive loss		—		—		(160,080)		(851,372)		(1,011,452)

Balance at December 31, 2009		24,138,768		—		(2,641,166)		(1,067,526)		20,430,076

Comprehensive loss:
Valuation of derivative financial instruments		—		—		—		(1,198,309)		(1,198,309)
Net loss for the year		—		—		(660,520)		—		(660,520)

Total comprehensive loss		—		—		(660,520)		(1,198,309)		(1,858,829)

Balance at December 31, 2010	Ps.	24,138,768	Ps.	—	Ps.	(3,301,686)	Ps.	(2,265,835)	Ps.	18,571,247

See accompanying notes to consolidated financial statements.

Red de Carreteras de Occidente, S.A.P.I.B. de C.V. and Subsidiaries
(Subsidiary of Matador Infra B. V.)
Consolidated Statements of Cash Flows
For the years ended December 31, 2010, 2009 and 2008
(Thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($))
(Indirect Method)

	Convenience translation
	(see Note 2) Year Ended
	December 31, 2010	2010		2009		2008
Operating activities:
Loss before income taxes	$(105,627)	Ps.	(1,307,931)	Ps.	(1,907,861)	Ps.	(2,282,511)
Items related to investing activities:
Depreciation and amortization	65,203		807,376		781,203		621,992
Items related to financing activities:
Interest expense	146,566		1,814,853		2,686,565		3,285,224
Derivative financial instruments	80,149		992,441		732,198		594,494
Amortization of finance fees and expenses	7,517		93,084		243,429		120,340
Unpaid exchange loss	—		—		(53)		733

	193,808		2,399,823		2,535,481		2,340,272
Decrease (increase) in:
Accounts receivable	866		10,720		3,711		(47,286)
Recoverable taxes	1,317		16,305		(12,253)		(10,387)
Other accounts receivable and prepaid expenses	2,670		33,063		17,345		(14,091)
Other assets	(10)		(118)		—		—
(Decrease) increase in:
Trade accounts payable	(8,713)		(107,890)		3,141		44,475
Other current liabilities	103		1,259		743		(4,048)
Provisions	23,016		285,000		10,134		49,339
Due to related parties, net	(7,684)		(95,149)		55,234		(176,28)
Taxes other than income tax	548		6,789		(9,989)		12,959
Income taxes paid	(30)		(367)		(289)		—
Employee profit sharing	27		331		89		17
Employee benefits	980		12,134		—		—

Net cash provided by operating activities	206,898		2,561,900		2,603,347		2,194,722

Investing activities:
Acquisition of furniture and equipment	(212)		(2,628)		(3,311)		(312)
Intangible asset for concession	(74,944)		(927,995)		(1,365,305)		(360,327)

Net cash used in investing activities	(75,156)		(930,623)		(1,368,616)		(360,639)

Financing activities:
Proceeds from long-term debt	89,481		1,108,000		1,897,000		1,844,500
Repayments of long-term debt	(27,719)		(343,225)		(7,666,498)		—
Interest paid	(157,216)		(1,946,722)		(2,783,576)		(3,258,839)
Commissions and financing costs paid	(204)		(2,521)		(156,913)		(152,279)
Additional capital contribution	—		—		8,549,618		—
Costs paid for issuance of equity	—		—		(189,372)		—
Derivative financial instruments	(80,216)		(993,273)		(702,694)		(388,375)

Net cash used in financing activities	(175,874)		(2,177,741)		(1,052,435)		(1,954,993)

(Decrease) increase in cash and cash equivalents	(44,132)		(546,464)		182,296		(120,910)
Cash and cash equivalents at the beginning of period	167,865		2,078,594		1,896,298		2,017,208

Cash and cash equivalents at the end of period	$123,733	Ps.	1,532,130	Ps.	2,078,594	Ps.	1,896,298

See accompanying notes to consolidated financial statements.

Red de Carreteras de Occidente, S.A.P.I.B. de C.V. and Subsidiaries
(Subsidiary of Matador Infra B. V.)
Notes to Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(Thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($))
1.	Nature of business

Red de Carreteras de Occidente, S.A.P.I.B. de C.V. (“RCO”) and subsidiaries’ (collectively, the “Company”) main activity is to build, operate, conserve and maintain the concession highways Maravatío-Zapotlanejo and Guadalajara-Aguascalientes-León (the “Concessioned Highways”), as well as other expansion projects, via a concession granted to the Company on October 3, 2007, by the Mexican government, through the Secretary of Communications and Transportation (“SCT”). The concession term is 30 years. The Concessioned Highways have an overall length of 558.05 kilometers, in the States of Michoacán, Jalisco, Guanajuato and Aguascalientes.

The Company has entered into an operation and maintenance services contract for the Concessioned Highways with ICA Infraestructura, S. A. de C. V., an associated company.

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

Solely for convenience of readers, Mexican peso amounts included in the consolidated financial statements as of December 31, 2010 and for the year then ended have been translated into U.S. dollar amounts at the rate of 12.3825 pesos per U.S. dollar, the noon buying rate for pesos on December 30, 2010 as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

b.	Consolidation of financial statements — The consolidated financial statements include the financial statements of RCO and those of its subsidiaries over which it exercises control. RCO’s shareholding percentage in their capital stock is shown below:

	Ownership Percentage			Ownership Percentage
Subsidiary name	2010	2009	2008	Activity

Prestadora de Servicios RCO, S. de R.L. de C.V.	99.97%	99.97%	99.97%	Administrative services
RCO Carreteras, S. de R.L. de C.V. (1)	99.97%	—	—	Holding
Significant intercompany balances and transactions have been eliminated.

(1)	As of December 31, 2010, this company does not carry out operations.

c.	Comprehensive loss — Represents changes in stockholders’ equity during the year, for concepts other than capital contributions and reductions and distributions of equity, and is comprised of the net loss of the year plus other comprehensive loss items of the same period, which are presented directly in stockholders’ equity without affecting the consolidated statements of operations.

d.	Monetary unit of the financial statements — The 2010, 2009 and 2008 consolidated financial statements and notes include balances and transactions denominated in Mexican pesos of different purchasing power.

e.	Classification of costs and expenses — Costs and expenses presented in the consolidated statements of operations were classified according to their function due to the various business activities of the Company. Consequently, amortization of intangible asset for concession, operation and maintenance of concession and construction costs for expansion and rehabilitation are presented separately from other general and administrative expenses.

f.	Income from operations — Income from operations is the result of subtracting costs and general and administrative expenses from net sales. While NIF B-3, Statement of Income, does not require inclusion of this line item in the consolidated statements of operations, it has been included for a better understanding of the Company’s economic and financial performance.

g.	Reclassifications — Certain amounts in the financial statements as of and for the years ended December 31, 2009 have been reclassified to conform to the 2010 presentation as follows: (i) The long-term restricted cash amount of Ps.722,493 was reclassified to enable its inclusion in cash and cash equivalents under current assets based on the adoption of NIF C-1, Cash and Cash Equivalents; (ii) the amount of Ps.40,687 recorded for toll equipment was reclassified to intangible assets; (iii) the provision of Ps.9,804 created for administrative bonds granted to executives was reclassified to the employee benefits heading.
3.	Summary of significant accounting policies

Beginning January 1, 2010, the Company adopted the following new NIFs and Interpretations to Financial Reporting Standards (INIFs):

INIF 17 Service Concession Contracts, which provides the accounting treatment for service concessions. Prior to the adoption of INIF 17, the Company applied Interpretation No.12 issued by the International Financial Reporting Interpretations Committee, Services Concessions Agreements, (“IFRIC”). Given the recent convergence of MFRS with International Financial Reporting Standards, the guidance contained in INIF 17 is similar to that of IFRIC 12, for which adoption of INIF 17 did not have a significant impact in the accompanying consolidated financial statements.

In addition, beginning January 1, 2010, the Company adopted the following new guidance, which did not materially impact the accompanying consolidated financial statements: NIF C-1, Cash and Cash Equivalents; Improvements to NIF’s 2010, including NIF B-1 Accounting Changes and Corrections of Errors, NIF B-2 Statement of Cash Flows, NIF C-7 Investments in Associated Companies and Other Permanent Investments and NIF C-13 Related Parties.
a.	Recognition of the effects of inflation — Since the cumulative inflation in Mexico for the three fiscal years prior to those ended December 31, 2010 and 2009 was 14.48% and 15.01%, respectively, the economic environment may be considered non-inflationary in both years. Inflation rates for the years ended 2010, 2009 and 2008 were 4.40%, 3.57% and 6.53%, respectively.

b.	Cash and cash equivalents — Cash and cash equivalents consist mainly of bank deposits in checking accounts and short-term investments, highly liquid and easily convertible into cash, which are subject to insignificant value change risks. Cash is stated at nominal value and cash equivalents are valued at fair value; any fluctuations in value are recognized in comprehensive financing (cost) income of the period. Cash equivalents are primarily represented by investments in government or risk-free instruments. This line item also includes restricted cash.

c.	Furniture and equipment — Furniture and equipment are recorded at acquisition cost. Depreciation is calculated using the straight-line method over the useful life of the asset. Depreciation begins in the following year in which the asset is placed in service. The useful lives of assets are as follows:

Useful lives
Computer equipment and vehicles	4
Furniture and fixtures	10
d.	Investment in concession — In order to recognize concession contracts, the Company utilizes INIF 17, Service Concession Contracts. This interpretation provides guidance for the recognition of concessions by private sector operators involved in providing infrastructure assets and services to the public sector and requires such investments to be classified as financial assets, intangible assets or a combination of both.

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

In the case of financial and intangible assets, the revenues and costs related to construction or leasehold improvements are recognized in the results of the period.

The Company’s investment in concession is classified as an intangible asset and is recorded at acquisition cost. Through December 31, 2007, the asset was restated for the effects of inflation. Financial costs incurring during the construction period are capitalized as part of the intangible. The intangible asset is amortized based on vehicle capacity during the respective concession period. Revenues are recognized both for construction under the concession as well as from tolls collected during the operation of such concession. Toll equipment is amortized using the straight-line method over a period of ten years.

e.	Other assets — Other assets are mainly comprised of commissions and other financing costs. Commissions and other financing costs are recorded at their original historical value and are amortized over the life of the related long-term debt.

f.	Impairment of long-lived assets — Management periodically evaluates the impairment of long-lived assets as established by Bulletin C-15, Impairment in the Value of Long-Lived Assets and their Disposal. If there is any indication that values exceed the respective recoverable amounts, assets are written down to this recoverable amount through a charge to results of the period in which this difference arises. The recoverable amount is determined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows, using an appropriate discount rate. The method used to calculate the recoverable amount considers the particular circumstances of the concession, machinery and equipment and other intangibles. With respect to the concession, revenue projections are used which consider assumptions and estimates concerning vehicle traffic, the growth of the population and economy along the Concessioned Highways, temporary passenger reductions due to tariff increases and commercial strategies designed to promote utilization, among others, which may differ and be adjusted according to the actual results obtained.

g.	Provisions — When the Company has a present obligation as a result of a past event for which an outflow of economic resources is probable, a provision is recognized. When it is only reasonably possible that the Company will be required to settle an obligation, no provision is recognized but rather the nature of the obligation is disclosed in the notes. When such probability is remote, neither a provision nor disclosure is included in the consolidated financial statements.

h.	Toll revenues — Toll revenues are recognized when the services are provided, determined based on the vehicle capacity of the toll road.

i.	Revenue and construction costs of expansion work and rehabilitation — Revenues and costs of construction related to expansion work and rehabilitation are recognized based on the percentage-of-completion method.

j.	Employee benefits from termination, retirement and other — Liabilities from seniority premiums, pension and severance payments are recognized as they accrue and are calculated by independent actuaries based on the projected unit credit method using nominal interest rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees.

k.	Repair and maintenance expenses — Management of the Company recognizes a provision for repair and maintenance expenses for the best estimate of the expenditure that would be required to settle the maintenance or repair obligation at the end of each reporting period.

l.	Statutory employee profit sharing (PTU) — PTU is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying consolidated statements of operations. Deferred PTU is derived from temporary differences that result from comparing the accounting and tax bases of assets and liabilities and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

m.	Income tax — The Company is subject to Income Taxes (“ISR”) and Business Flat Tax (“IETU”) laws.

ISR is recorded in the results of the year in which it is incurred and the provision for deferred income tax is determined in conformity with NIF D-4, Income Taxes. The Company must determine if, based on financial projections, it will pay ISR or IETU and accordingly, recognizes deferred income taxes based on the tax it expects to pay. Deferred income tax assets and liabilities are recognized for the applicable temporary differences resulting from comparing the accounting and tax values of assets and liabilities plus any future benefits from tax loss carry forwards. Deferred income tax assets are reduced by any tax benefits that are not expected to be realized. Management periodically evaluates its assumptions based on historical tax results and estimated tax profits. The resulting deferred tax provision or benefit related to the recognition of the deferred tax liability or asset is reflected in the statement of operations. The calculation and recognition of deferred taxes and the recognition of asset tax requires the use of estimates that could be affected by the amount of future taxable income, the assumptions considered by management and the results of operations. A deferred income tax asset is only recognized when there is a high probability that it can be recovered, periodically evaluating the probability based on the historical taxable results and the estimation of future taxable revenues. A valuation allowance is recorded for any deferred tax asset for which realizability is unlikely. The assumptions used in forming the estimate of a valuation allowance may change based on various circumstances, which may result in the modification of such valuation allowance, thereby affecting the Company’s financial position and results of operations.

n.	Derivative financial instruments
i)	Risk management

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

When the transactions meet all hedge accounting requirements, the Company designates the derivatives as hedging financial instruments at the beginning of the relationship. For fair value hedges, the fluctuation in the fair value of both the derivative and the open risk position are recognized in the results of the period in which they occur. For cash flow hedges, the effective portion is temporarily recognized in other comprehensive income (loss) within stockholders’ equity and subsequently reclassified to results when affected by the hedged item; the ineffective portion is recognized in results of the period.

Certain financial derivatives, although entered into for hedging purposes from an economic perspective, may not comply with all hedge accounting requirements established in applicable accounting standards, and thus are designated as trading hedges. The fluctuation in the fair value of such derivatives is recognized immediately in results of the year (see Note 10).
o.	Foreign currency transactions — Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost (income) in the consolidated statements of income, except in those cases in which they can be capitalized.
4.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	December 31,
	2010		2009

Cash and cash equivalents	Ps.	53,798	Ps.	416,508
Restricted cash		1,478,332		1,662,086,

	Ps.	1,532,130	Ps.	2,078,594

The Company entered into three administrative trust contracts; (i) the first trust No. 300195 (previously trust No. 881), was established for the collection of tolls and related services, which such amounts guarantee and are dedicated mainly for the payment of the debt entered into by the Company as well as for maintenance of the Concessioned Highways. Amounts held in this trust as of December 31, 2010 and 2009 are Ps.318,035 and Ps.597,539, respectively; (ii) the second trust No. 300209 (previously trust No. 882), was established for the construction of expansion projects. Amounts held in this trust as of December 31, 2010 and 2009 are Ps.1,126,151 and Ps.1,299,430, respectively; (iii) the third trust No. 661, was established for the issuance of Long-Term Infrastructure Development Equity Certificates (see Note 14 c). Amounts held in this trust as of December 31, 2010 and 2009 are Ps.34,146 and Ps.112,920, respectively.

In order to comply with clause twenty-eight of the concession title, the Company has also created a Conservation and Maintenance Fund, which must be equal to three days’ annual expected gross revenue each year. At December 31, 2010 and 2009, the balance of this fund is Ps. 24,247, for both years, and forms part of trust No. 300195.

Beginning May 17, 2010, the trustee of the trusts No. 300195 and No. 300209 is the financial institution HSBC México, S.A., and the trustee of trust 661 is The Bank of New York Mellon.

5.	Investment in concession
a.	The intangible asset related to the concession is as follows:

	December 31,
	2010		2009

Consideration paid to the federal government	Ps.	44,541,230	Ps.	44,541,230
Capitalized costs from construction of expansion and rehabilitation		2,720,530		1,774,185
Comprehensive financing capitalized (1)		203,380		65,441
SIMEX’s equipment		44,744		40,687
Advances to suppliers		27,704		161,752

		47,537,588		46,583,295

Accumulated amortization		(2,564,008)		(1,757,613)

	Ps.	44,973,580	Ps.	44,825,682

(1)	The interest expense relates to a credit line designated exclusively for the construction of the expansion works.
b.	The Mexican government has created an economic policy in 2007, updated in 2009, the National Development Plan 2009-2012, whose objectives are to achieve greater levels of competitiveness, create more and better jobs for the population, establish a more dynamic internal market, and provide basic services for the benefit of the population as a whole.

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

The Company’s investment will be recovered through the collection of toll rates established by the SCT over the term established in the concession title. Such rates may be adjusted annually in accordance with the National Consumer Price Index (“NCPI”) or in the event of an increase of 5% or more, in relation to the index in effect at the date of the last adjustment. The toll road revenues guarantee long-term debt (see Note 11).

c.	The principal requirements and conditions of the concession title are as follows:

The concessionaire must carry out the expansion work associated with the highways currently in operation, which include the subsection junction of the highway León-Aguascalientes to the junction Desperdicio II of the highway Zapotlanejo-Lagos de Moreno, with an approximate length of 19.00 km; highway Zacapu — junction of the highway Maravatío-Zapotlanejo with an approximate length of 8.67 km in the state of Michoacán; modernization of six lanes (three in each direction) of the highway Guadalajara-Aguascalientes-León, in the section from Guadalajara-Zapotlanejo, with a length of 16.5 km in the state of Jalisco, including expansion and strengthening of six traffic lanes of the bridge named Ing. Fernando Espinosa; reconstruction of the traffic-bearing surface of the highway Guadalajara-Aguascalientes-León for the section from Zapotlanejo-Lagos de Moreno; subsection junction El Desperdicio at the junction with the Lagos de Moreno bypass, with a length of 27.8 km in the state of Jalisco, including improvement of horizontal and vertical signposting; reconstruction of the traffic-bearing surface of the highway Guadalajara-Aguascalientes-León, for the section León-Aguascalientes; subsection junction El Salvador to the border with the states of Jalisco and Aguascalientes, with a length of 4.34 km in the state of Jalisco, including improvements in horizontal and vertical signposting.

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

The Company made an initial payment equal to Ps. 44,051,000 historical value (Ps. 44,541,230, value including inflation through December 31, 2007) to obtain the concession, based on the terms established with the SCT.

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

The Company will be obligated to pay consideration to the federal government each year equal to 0.5% of the gross toll rate revenues (excluding value-added tax), of the immediately prior year derived from the operation of the highways during the concession term. During 2010 and 2009, the consideration paid was Ps.15,250 and Ps. 13,908, respectively.

As of December 31, 2010 and 2009, the Company is in compliance with the aforementioned conditions.
6.	Furniture and equipment

Furniture and equipment consist of the following:

	December 31,
	2010		2009

Computer equipment	Ps.	3,621	Ps.	3,096
Furniture and fixtures		2,459		527
Vehicles		171		—

		6,251		3,623
Accumulated depreciation		(1,019)		(38)

Total	Ps.	5,232	Ps.	3,585

7.	Other assets

Other assets consist of the following:

	December 31,
	2010		2009

Commissions and other financing costs	Ps.	993,107	Ps.	990,586
Accumulated amortization		(479,082)		(385,998)

		514,025		604,588

Guarantee deposits		118		—

Total	Ps.	514,143	Ps.	604,588

8.	Provisions

At December 31, 2010 and 2009, the composition and changes of principal provisions are as follows:

	December 31,								December 31,
	2009		Provision Used		Additions		Reversals		2010

Provisions for major maintenance	Ps.	—	Ps.	—	Ps.	170,000	Ps.	—	Ps.	170,000
Costs expected to be incurred for damage repair		19,073		(19,000)		—		—		73
Accrual for administrative expenses		—		—		4,000		—		4,000

	Ps.	19,073	Ps.	(19,000)	Ps.	174,000	Ps.	—	Ps.	174,073

	December 31,								December 31,
	2008		Provision Used		Additions		Reversals		2009

Costs expected to be incurred for damage repair	Ps.	4,763	Ps.	—	Ps.	14,310	Ps.	—	Ps.	19,073
Accrual for operating expenses		13,980		(13,980)		—		—		—

	Ps.	18,743	Ps.	(13,980)	Ps.	14,310	Ps.	—	Ps.	19,073

	December 31,								December 31,
	2007		Provision Used		Additions		Reversals		2008

Costs expected to be incurred for damage repair	Ps.	—	Ps.	—	Ps.	10,000	Ps.	(5,237)	Ps.	4,763
Accrual for operating expenses		—		—		44,958		(30,978)		13,980

	Ps.	—	Ps.	—	Ps.	54,958	Ps.	(36,215)	Ps.	18,743

9.	Employee profit sharing
a.	The balance of employee profit sharing of the administrative service subsidiary is as follows:

	December 31,
	2010		2009

Current	Ps.	382	Ps.	82
Deferred		55		24

	Ps.	437	Ps.	106

b.	The main items giving rise to a deferred employee profit sharing liability are:

	December 31,
	2010		2009

Deferred employee profit sharing liability:
Deferred income	Ps.	(246)	Ps.	(24)
Prepaid expenses		(3)		—
Employee benefits		194		—

Total liability	Ps.	(55)	Ps.	(24)

10.	Derivative financial instruments (interest rate swaps)

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

The following table shows the financial instruments that the Company has entered into as of December 31, 2010 and 2009 to hedge interest rate fluctuations through interest rate swaps.

Notional amount	Contracting	Maturity	Rate		December 31,
Hedging	date	date	Received	Paid	2010		2009

15,070,000	Oct. 2007 / Mar. 2008	Dec 30, 2023	TIIE28d (4.96%)	8.52%	Ps.	(1,253,613)	Ps.	(379,305)
11,365,000	Oct. 2007 / Dec. 2007	Dec 30, 2023	TIIE28d (4.96%)	4.33% + UDI		(1,141,494)		(817,493)

					Ps.	(2,395,107)	Ps.	(1,196,798)

The values shown in the “Rate received” column are as of December 31, 2010.

The fair value of derivative financial instruments is presented within long-term liabilities within the accompanying consolidated statement of financial position. Note 3(n) presents information on the Company’s purposes for entering into derivatives not designated as risk management strategies.

The following table presents the effects of derivative instruments not designated as hedges in the consolidated statements of operations for the year ended December 31, 2010, 2009 and 2008.

Derivatives not
designated as	Location of gain or (loss)	Amount of gain or (loss) recognized in income on derivative
Hedging	recognized in	For the year ended December 31,
instruments	income on derivative	2010		2009		2008

Swaps	Comprehensive financing cost	Ps.	—	Ps.	—	Ps.	(208,126)
The following table presents the movements to and from other comprehensive income with respect to derivative financial instruments classified as cash flow hedges:

2010
Location of
gain or (loss)	Amount of gain or
recognized	(loss) recognized
in income on	in
derivative	income on
(ineffective	derivative
portion and	(ineffective
Location of loss	Amount of loss	amount	portion
Amount of loss	reclassified from	reclassified from	excluded	and amount
Derivatives in	recognized in OCI	accumulated OCI	accumulated OCI	from	excluded
cash flow hedge	on derivative	into income	into income	effectiveness	from effectiveness
relationships	(effective portion)	(effective portion)	(effective portion)	testing)	testing)

Swaps	Ps.	(1,198,309)	Comprehensive financing cost — Interest expense	Ps.	(993,273)	Other income/(expense)	Ps.	—

Total	Ps.	(1,198,309)	Ps.	(993,273)	Ps.	—

2009
Location of
gain or (loss)	Amount of gain or
recognized	(loss) recognized
in income on	in
derivative	income on
(ineffective	derivative
portion and	(ineffective
Location of loss	Amount of loss	amount	portion
Amount of loss	reclassified from	reclassified from	excluded	and amount
Derivatives in	recognized in OCI	accumulated OCI	accumulated OCI	from	excluded
cash flow hedge	on derivative	into income	into income	effectiveness	from effectiveness
relationships	(effective portion)	(effective portion)	(effective portion)	testing)	testing)

Swaps	Ps.	(851,372)	Comprehensive financing cost — Interest expense	Ps.	(702,694)	Other income/(expense)	Ps.	—

Total	Ps.	(851,372)	Ps.	(702,694)	Ps.	—

2008
Location of
gain or (loss)	Amount of gain or
recognized	(loss) recognized
in income on	in
derivative	income on
(ineffective	derivative
portion and	(ineffective
Location of loss	Amount of loss	amount	portion
Amount of loss	reclassified from	reclassified from	excluded	and amount
Derivatives in	recognized in OCI	accumulated OCI	accumulated OCI	from	excluded
cash flow hedge	on derivative	into income	into income	effectiveness	from effectiveness
relationships	(effective portion)	(effective portion)	(effective portion)	testing)	testing)

Swaps	Ps.	(216,154)	Comprehensive financing cost — Interest expense	Ps.	(388,375)	Other income/(expense)	Ps.	—

Total	Ps.	(216,154)	Ps.	(388,375)	Ps.	—

Variable rate to fixed rate

In October 2007, the Company entered into four swaps that change the profile of a variable rate financing to a weighted average fixed rate of 8.52% on a notional amount of Ps.15,500,000. These swaps were classified, beginning May 2009, as cash flow hedges complying with the documentation requirements and the effectiveness assessment established by accounting regulations. Since the designation as a hedge, changes in fair value are recognized in comprehensive income within stockholders’ equity.

In February 2010, the Company partially terminated its derivative financial transactions by reducing their notional value by Ps.430 million to reach a new notional amount of Ps.15,070,000, while also paying a termination cost of Ps.20 million, which was recognized as an interest expense in the statement of operations.

As of December 31 there are no ineffective portions that must be recognized in results of the period.

Variable rate to fixed rate plus investment units (“UDIS”)

In October and December 2007, two swaps were entered into to change the profile of a variable rate financing to a weighted average rate of 4.33% plus UDIS. The notional amount of both swaps was Ps.12,975,000. In 2007, these derivatives were classified as derivatives for trading purposes and fluctuations in their fair value was recognized in comprehensive financing result due to the fact they did not comply with all hedge accounting requirements established in applicable accounting standards.

However, in 2009, these derivatives have been formally designated as cash flow hedges, complying with the documentation requirements and the effectiveness assessment established by accounting regulations. Since their designation as hedges, changes in fair value is recognized in comprehensive income within stockholders’ equity.

As of December 31, 2010, there are no ineffective portions that must be recognized in results of the period.

Of the cumulative amount recorded in other comprehensive loss in equity for gains or losses derived from derivative financial instruments of Ps.2,265,835, the Company estimates Ps.881,200 will be recycled to results in 2011 related to its derivative instruments.

11.	Long-term debt

Long-term debt consists of the following:

	December 31,
	2010		2009
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

The credit term is seven years, and may be extended an additional ten years, and bears interest at a rate resulting from applying the Mexican Equilibrium Interbank Offered Interest Rate (“TIIE”) plus basis points ranging from 120 to 165 basis points in the first year, and increasing gradually over the subsequent years until reaching a range of between 180 and 225 basis points in the sixth and seventh years. In December 2009, the Company extended the term of a portion of the syndicated loan; Ps. 3,911,223 of the original amount has an extended two-year term and Ps.9,424,037 of the original amount has an extended four-year term. Interest will be payable on a monthly basis, and principal is payable in a single payment at the end of the contract term.

In October 2009, the Company prepaid Ps.3,709,000 and Ps.1,957,500 of the acquired loan and line of credit, respectively; in addition, in the month of November 2009, the Company prepaid Ps.1,999,998 of the acquired loan. In December 2010, the Company prepaid Ps.343,225 of the line of credit. During 2010 and 2009, the Company obtained additional borrowings under the line of credit of Ps.1,108,000 Ps.1,897,000, respectively, to be used for capital expenditures.	Ps.	27,945,777	Ps.	27,181,002

Terms of the long-term debt provide various covenants that restrict the ability to incur additional indebtedness, issue guarantees, sell fixed and other non-current assets and make capital distributions, as well as require compliance with certain financial ratios. For the year ended December 31, 2010 and 2009, the Company was in compliance with such covenants.

The scheduled maturity of long-term debt as of December 31, 2010, taking into consideration the extended terms discussed above, is as follows:

Year	Amount
2014	Ps.	14,610,517
2016		3,911,223
2018		9,424,037

	Ps.	27,945,777

12.	Foreign currency balances and transactions
a.	The monetary position in foreign currencies is as follows:

	December 31,
	2010			2009
	Foreign Currency	Mexican Peso		Foreign Currency	Mexican Peso
	Balances	Equivalent		Balances	Equivalent
Currency	(Thousands)			(Thousands)

U.S. dollars:
Assets	$—	Ps.	—	$—	Ps.	—
Liabilities	(30)		(372)	(666)		(8,691)

Net liability position	$(30)	Ps.	(372)	$(666)	Ps.	(8,691)

b.	Transactions in thousands of U.S. dollars are as follows:

	For the year then ended December 31,
	2010	2009	2008

Fees	1,349	17,349	—
Administrative services	1,096	13,015	—
Financing expenses	—	—	1,041
c.	Pertinent exchange rate information at the date of the financial statements is as follows:

		December 31,		February 4,
	2010	2009	2008	2010

U.S. dollar currency exchange Interbank rate	$12.3817	$13.0437	$13.7738	$12.0499

13.	Income tax

The Company is subject to ISR and IETU.

The ISR rate was 28% for 2009 and 2008 and was 30% for 2010, where it will remain until 2012, at which point it will be reduced to 29% for 2013 and 28% for 2014.

IETU — Revenues, as well as deductions and certain tax credits, are determined based on cash flows of each fiscal year. Beginning in 2010, the IETU rate is 17.5%, 17% in 2009 and 16.5% in 2008.

Income tax incurred will be the higher of ISR and IETU.

Based on its financial projections and according to INIF 8, Effects of the Business Flat Tax, the Company determined that it will basically pay ISR. Therefore, it only recognizes deferred ISR.
a.	Income taxes in 2010, 2009 and 2008 are as follows:

	For the year ended December 31,
	2010		2009		2008
ISR:
Current	Ps.	1,070	Ps.	—	Ps.	41
Deferred		(648,481)		(900,968)		—
Cancellation of the valuation allowance for deferred ISR asset		—		(923,659)		—

		(647,411)		(1,824,627)		41

Equity offering expenses recorded within stockholders’ equity		—		76,505		—

IETU:
Current		—		248		—
Deferred		—		93		—

		—		341		—

Total income tax (benefit) expense	Ps.	(467,411)	Ps.	(1,747,781)	Ps.	41

b.	The reconciliation of the statutory and effective ISR rates expressed as a percentage of loss before income tax expense (benefit) is:

	For the year ended December 31,
	2010	2009	2008
	%	%	%

Statutory rate	30.00	28.00	28.00

Effects of inflation	26.60	15.20	12.40
Effect of changes in tax rates	(7.10)	—	—
Effects of cancellation of the valuation allowance for deferred ISR asset	—	48.40	—
Valuation allowance for deferred ISR asset	—	—	(40.46)

Total	49.50	91.60	—

c.	The main items comprising the asset balance of deferred income taxes are as follows:

	December 31,
	2010		2009
Liabilities:
Commissions and other financing costs	Ps.	(148,581)	Ps.	(181,376)
Prepaid expenses and advances to suppliers		(2,508)		(6,421)

		(151,089)		(187,797)

Assets:
Furniture and equipment		285		26
Intangible assets for concession		984,978		745,024
Allowance for doubtful accounts		179		2,183
Employee benefits		542		—
Derivative financial instruments		47,295		38,693
Accrued fees to the federal government		4,575		4,172
Accrued liabilities and provisions		97,483		30,689

		1,135,337		820,787

Deferred net income tax asset, net		984,248		632,990

Tax loss carryforwards		1,488,768		1,191,637

Net deferred tax asset	Ps.	2,473,016	Ps.	1,824,627

To determine deferred ISR at December 31, 2010 and 2009, the Company applies applicable tax rates to temporary differences based on their estimated reversal dates.

d.	The main items originating a deferred IETU liability in 2009 are:

	December 31,
	2009
Liability:
Prepaid expenses	Ps.	(1,825)

		(1,825)

Asset:
Accounts and notes payable		1,732

Deferred IETU asset		1,732

Net deferred IETU liability	Ps.	93

e.	Given the improved circumstances considered to assess the recovery of deferred income tax assets and tax loss carryforwards in 2009, the allowance for valuation of deferred income tax assets recognized through 2008 of Ps.923,659 was reversed with a credit to results for the year.

f.	In accordance with rule I.3.3.2.5 of the omnibus tax ruling of June 11, 2010, taxpayers engaged in the exploitation of a concession, authorization or permit granted by the federal government may apply their tax losses until they are fully depleted, or the concession, authorization or permit expires or the Company is liquidated, whichever occurs first. As of December 31, 2010 and 2009 the amount of the restated tax loss are Ps.5,317,029 and Ps.4,255,846, respectively.

g.	The balances of the contributed capital account at December 31, 2010 and 2009 are Ps. 27,221,209 and Ps.26,073,955, respectively.

14.	Stockholders’ equity
a.	Common stock at par value as of December 31 is as follows:

			Amount
	Number of Shares		(Thousand)
	2010	2009	2010		2009

Fixed capital
Series A	50,000	50,000	Ps.	50	Ps.	50

Variable capital
Series A	18,186,499,503	18,186,499,503		17,589,098		17,589,098
Series B	8,506,000,000	8,506,000,000		6,549,620		6,549,620

Total	26,692,549,503	26,692,549,503	Ps.	24,138,768	Ps.	24,138,768

b.	As part of the unanimous resolutions adopted at the stockholders’ meeting held on September 24, 2009, the stockholders approved an increase in the Company’s variable capital up to an amount of Ps.15,000,000 by issuing up to 4,000,000,000 common, nominal no-per-value Series “A” shares and up to 14,000,0000,000 common, nominal, no-par-value Series “B” shares.

c.	In October 2009, Trust No. F/00661 placed Long-Term Infrastructure Development Capital Certificates (CKDes) for Ps.6,549,620 with Mexican institutional investors. The placement price was Ps.77 pesos per CKDe, which began to be traded on the Mexican Stock Exchange on October 2 under trading board code “RCOCB”. Each CKDe is backed by 100 Series B shares of RCO, which are deposited in the issuing trust.

d.	As of October 2, 2009, 8,506,000 Series B shares where subscribed and paid by The Bank of New York Mellon, S.A. As of November 5, 2009, 2,597,400,000 Series A shares where subscribed and paid by the Company’s shareholders with exception of The Bank of New York Mellon, S.A.

e.	At the Stockholders’ Ordinary General Meeting of April 26, 2010, the stockholders resolved to cancel 6,896,600,000 shares currently held in the Company’s Treasury because they were not paid-in and subscribed according to the Unanimous Resolutions of September 24, 2009.

f.	At the Stockholders’ Ordinary General Meeting of April 26, 2010, and the Unanimous Resolutions approved by stockholders outside the meeting on May 14, 2009, the stockholders approved the results of the years ended December 31, 2009 and 2008, respectively.

g.	At the Stockholders’ Extraordinary and Ordinary General Meeting of September 8, 2010, the stockholders approved an increase in the Company’s variable capital by the amount of Ps.3,155,573 by issuing ordinary, nominative shares at no par value, which will be offered at a subscription price of 0.89 cents per share.

This issuance will cover up to 2,415,730,337 unsubscribed Series A and 1,129,857,109 Series B ordinary, nominative shares at no par value, which will be deposited with the Company’s Treasury until they are subscribed and paid-in.

h.	Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. Any tax paid on such distribution may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

15.	Balances and transactions with related parties
a.	Balances due to related parties are as follows:

	December 31,
	2010		2009

Ingenieros Civiles Asociados, S.A. de C.V.	Ps.	3,182	Ps.	102,317
ICA Infraestructura, S.A. de C.V.		11,898		4,730

	Ps.	15,080	Ps.	107,047

Accounts payable for work executed, not yet approved with Ingenieros Civiles Asociados, S.A. de C.V.	Ps.	91,253	Ps.	206,076

b.	Transactions with related parties, carried out in the ordinary course of business, were as follows:

	For the year ended December 31,
	2010		2009		2008
Operation and maintenance expenses	Ps.	201,750	Ps.	204,704	Ps.	172,190
Administrative services expense		—		818		30,282
Capitalized costs of investment in concession		—		—		15,111
Construction cost		866,194		1,310,943		213,701
Executive administrative bonds		20,001		9,804		—
c.	The Company has the following agreements with related parties:
1)	Operating, administrative, conservation and maintenance services agreements with ICA Infraestructura, S. A. de C. V., which specifies payment of one twelfth of the approved annual operating and maintenance budget for operating services and 8% of certain administrative costs for administrative services. The term of the agreement is for five years, effective from September 26, 2007, and is renewable for one additional year.

2)	Construction agreements with Ingenieros Civiles Asociados, S. A. de C. V. for several expansion projects, the terms of which depend on the execution of the work and are subject to annual reviews when material changes in the established prices are expected.
16.	Employee benefits

Net period cost for obligations resulting from the pension plan and seniority premiums in the administrative services subsidiary was Ps. 1,937 for the year 2010. Other disclosures required by financial reporting standards are not considered material.

Executive personnel have the right to an annual and deferred compensation paid in cash. As of December 31, 2010 and 2009, annual compensation was Ps.12,086 and Ps.9,804, respectively. Deferred compensation for the year 2010 was Ps.7,915.

17.	Differences Between MFRS and Accounting Principles Generally Accepted in the United States of America (“U.S. GAAP”)

The Company’s consolidated financial statements are prepared in accordance with MFRS, which differ in certain significant respects from U.S. GAAP. The MFRS consolidated financial statements include the effects of inflation recognized through December 31, 2007, as required by MFRS through that date. Effective January 1, 2008, the Company adopted NIF B-10, Effects of Inflation, under which it suspended the recognition of the effects of inflation on its financial information and ceased the restatement of financial information to constant pesos. U.S. GAAP generally requires financial statements to be prepared on a nominal cost basis. However, the Company considers that the presentation of price-level is a more meaningful presentation than historical cost based financial reporting. Accordingly, the reconciliation to U.S. GAAP does not include the reversal of the inflation adjustments recognized through December 31, 2007, included in the balances of assets, liabilities and equity.

Restatment of prior year — During preparation of the 2010 U.S. GAAP reconciliation, the Company’s management restated in 2009 the effects of deferred income taxes with respect to other comprehensive income within equity, generated by the effects of derivative financial instruments. As discussed in Note d. below, recognition of deferred income tax effects on derivative financial instruments within other comprehensive income are not required by MFRS, while they are required under U.S. GAAP. Consequently, the U.S. GAAP reconciliations of stockholders’ equity and net income have been restated. In 2008, the effects of the restatement resulted in the recognition of a deferred income tax asset of Ps. 60,523, recognized through other comprehensive income. However, given the Company’s projections at that time, a full valuation allowance was recognized in 2008 on the net deferred income tax asset. Accordingly, a valuation reserve of Ps. 60,523 was also recognized through other comprehensive income in 2008, resulting in a zero net effect to other comprehensive income and accordingly, stockholders’ equity under U.S. GAAP at December 31, 2008. In 2009, Company ´s projections resulted in the reversal of the valuation allowance on its net deferred income tax assets. Although the original reserve related to this adjustment, it was recognized in other comprehensive income in 2008, U.S. GAAP required the recognition of its reversal in 2009 through results. The effects of these adjustments on the 2009 reconciliations are shown below:

	As of and for the Year Ended December 31, 2009
	As presented		Adjustment		As Restated
Statement of financial position:
Net deferred income tax asset	Ps.	1,824,627	Ps.	285,768	Ps.	2,110,395
Valuation of derivative financial instruments in other comprehensive loss	Ps.	(804,447)	Ps.	225,245	Ps.	(579,202)
Comprehensive loss	Ps.	(964,527)	Ps.	285,768	Ps.	(678,759)
Total stockholders’ equity	Ps.	20,477,001	Ps.	285,768	Ps.	20,762,769

Statement of net income:
Cancellation of the valuation allowance for deferred ISR asset	Ps.	(923,659)	Ps.	(60,523)	Ps.	(984,182)
Total income tax benefit	Ps.	(1,747,781)	Ps.	(60,523)	Ps.	(1,808,304)
Net loss	Ps.	(160,080)	Ps.	60,523	Ps.	(99,557)

The principal differences between MFRS and U.S. GAAP and their effects on consolidated net loss and consolidated equity are presented below with an explanation of such adjustments:

	Convenience
	Translation
	(see Note 2)
	December 31,	For the year ended December 31,
	2010	2010		2009 (As restated)		2008
Reconciliation of Consolidated Net Loss

Net loss under MFRS	$(53,343)	Ps.	(660,520)	Ps.	(160,080)	Ps.	(2,282,552)

U.S. GAAP adjustments for:
Reversal of construction revenues (c)	(87,566)		(1,084,284)		(1,527,819)		(260,065)
Reversal of construction costs (c)	87,566		1,084,284		1,527,819		260,065
Reversal of valuation allowance on deferred ISR asset (d)	—		—		60,523		—

Net loss under US. GAAP	$(53,343)	Ps.	(660,520)	Ps.	(99,557)	Ps.	(2,282,552)

	Convenience
	Translation
	(see Note 2)
	December 31,	For the year ended December 31,
	2010	2010		2009 (As restated)		2008
Reconciliation of Consolidated Stockholders’ Equity

Total equity reported under MFRS	$1,499,798	Ps.	18,571,247	Ps.	20,430,076	Ps.	13,070,423

U.S. GAAP adjustments for:
Valuation of derivative financial instruments (a)	26,212		324,572		46,925		—
Deferred income taxes on derivative financial instruments recorded through other comprehensive income (d)	43,897		543,553		285,768		—

Equity under U.S. GAAP	$1,569,907	Ps.	19,439,372	Ps.	20,762,769	Ps.	13,070,423

a.	Fair value

Effective January 1, 2008, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, for all financial instruments accounted for at fair value on a recurring basis; effective January 1, 2009, the guidance in FASB ASC 820 was adopted for all non-financial instruments accounted for at fair value on a non-recurring basis. The guidance in FASB ASC 820 establishes a new framework for measuring fair value and expands related disclosures. In general terms, the framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. It also establishes a three-level valuation hierarchy based upon observable and non-observable inputs.

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

As part of its guidance, ASC 820 requires that the fair value measurement for a liability reflects its nonperformance risk, or the risk that the obligation will not be fulfilled, which includes the reporting entity’s own credit risk. Nonperformance risk is not contemplated for fair value measurements under MFRS, thus resulting in a difference between MFRS and U.S. GAAP. The effect of the Company’s own credit risk on the valuation of its derivative financial instrument liabilities resulted in a decrease to the value of the liability under U.S. GAAP for Ps.277,647 and Ps.46,925 as of December 2010 and 2009, respectively, recognized as a credit to other comprehensive income. The effect in 2008 was not considered material.

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

Assets and liabilities measured at fair value under U.S. GAAP at December 31, 2010 and 2009 are as follows:

			Quoted prices in
			active markets for		Significant other		Significant
			identical assets		observable inputs		unobservable inputs
	December 31, 2010		(Level 1)		(Level 2)		(Level 3)

Derivative financial instruments	Ps.	(2,146,131)	Ps.	—	Ps.	(2,146,131)	Ps.	—

Total	Ps.	(2,146,131)	Ps.	—	Ps.	(2,146,131)	Ps.	—

			Quoted prices in
			active markets for		Significant other		Significant
			identical assets		observable inputs		unobservable inputs
	December 31, 2009		(Level 1)		(Level 2)		(Level 3)

Derivative financial instruments	Ps.	(1,179,376)	Ps.	—	Ps.	(1,179,376)	Ps.	—

Total	Ps.	(1,179,376)	Ps.	—	Ps.	(1,179,376)	Ps.	—

The Company enters into various interest rate swaps (see Note 10). In general, given the nature of its derivative financial instruments, no quoted market prices are available. Accordingly, the Company values its derivative financial instruments using recognized valuation methodologies, which fall within the income approach technique. The fair values are either prepared by valuation agents represented by the counterparties with whom it enters into these instruments, or by a Mexican price provider specialist authorized by the CNBV (Comisión Nacional Bancaria y de Valores). Accordingly, all derivative instruments are classified within level 2, of the fair value hierarchy.

Inputs used in valuation methodologies for derivative financial instruments are provided by a price vendor authorized by CNBV.

Other fair value disclosures

FASB 820-10-50 also requires disclosure of the fair value of financial instruments whether or not recognized in the statement of financial position, for which it is practicable to estimate fair value. Those financial instruments include items such as trade accounts receivable, accounts payable, provisions and long-term debt. The estimated fair value amounts as discussed below have been determined by the Company using available market information or other appropriate valuation techniques. The Company uses its best judgment in estimating the fair value of these financial instruments. The use of different market assumptions may have a material effect on the estimated fair value amounts.

Accounts receivable, accounts payable and provisions are of a short-term nature and bear interest at rates tied to market indicators. Accordingly, the Company believes that their carrying amounts approximate their carrying value.

For long-term debt, fair value is estimated using discounted cash flows based on the current incremental borrowing rates for similar types of borrowing arrangements. The estimated fair value of the Company’s long-term debt is similar to its carrying value, given the variable interest rate nature of the debt.

Investment in concession is measured at fair value when there is a determination that the asset is impaired. The determination of fair value is based on the best information available, including internal cash flow estimates discounted at an appropriate interest rate, quoted market prices when available, market prices for similar assets and independent appraisals, as appropriate. As of December 31, 2010 and 2009, there were no fair value adjustments with respect to the investment in concession.

b.	Application of losses and equity offering costs

In its MFRS financial statements, the Company recognizes the application of accumulated losses against capital stock, reclassifying amounts from other equity accounts to capital stock. Such applications are made only upon approval of the stockholders of the Company. U.S.GAAP prohibits the reclassification of accumulated losses against other capital accounts, except in certain circumstances, which are not applicable to the Company.

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

During 2008, an application of Ps.234,912 was made, decreasing the balance of accumulated losses and decreasing the value of capital stock under MFRS. Additionally, during 2009, the Company applied Ps.178,513 of equity offering costs to accumulated deficit. No applications or reclassifications were recognized during 2010. The following table shows the balances of the individual stockholders’ equity accounts on a U.S. GAAP basis, taking into consideration the cumulative effect of these classification differences at December 31, 2010, and 2009, as well as considering the adjustment to the value of the derivative financial instruments at December 31, 2010 and 2009, as discussed in note a. above.

	2010
	Stockholders’				Stockholders’
	Equity Accounts		Cumulative U.S.		Equity Accounts
	Under MFRS at		GAAP		under U.S. GAAP at
	December 31, 2010		Adjustment		December 31, 2010
Capital stock	Ps.	24,138,768	Ps.	(178,513)	Ps.	23,960,255
Restatement of capital stock		—		234,912		234,912
Accumulated deficit		(3,301,686)		4,124		(3,297,562)
Valuation of derivative financial instruments		(2,265,835)		807,602		(1,458,233)

Total stockholders’ equity	Ps.	18,571,247	Ps.	868,125	Ps.	19,439,372

	2009 (As restated)
	Stockholders’				Stockholders’
	Equity Accounts		Cumulative U.S.		Equity Accounts
	Under MFRS at		GAAP		under U.S. GAAP at
	December 31, 2009		Adjustment		December 31, 2009

Capital stock	Ps.	24,138,768	Ps.	(178,513)	Ps.	23,960,255
Restatement of capital stock		—		234,912		234,912
Accumulated deficit		(2,641,166)		4,124		(2,637,042)
Valuation of derivative financial instruments		(1,067,526)		272,170		(795,356)

Total stockholders’ equity	Ps.	20,430,076	Ps.	332,693	Ps.	20,762,769

c.	Concession accounting under INIF 17

As discussed in Note 3d. to the consolidated financial statements under MFRS, beginning January, 2010, the Company adopted INIF 17. Accounting under INIF 17 is similar to the previous accounting requirements applied by the Company under IFRIC 12, both of which result in the recognition of an intangible asset related to the concession, as well as the recognition of construction revenues and costs, including those related to improvements to infrastructure of the concession during the construction phase. Although accounting for the concession under U.S. GAAP results in the recognition of an intangible asset recorded at the same value as that under MFRS, U.S. GAAP does not contemplate the recognition of construction costs and revenues related to construction or improvements under the concession. As there was no profit margin recognized on construction activities, the reversal of these amounts does not result in a reconciling adjustment to arrive at net loss under U.S. GAAP. Accordingly, under U.S. GAAP, the Company reversed construction revenues and construction costs in an equal amount of Ps.1,084,284, Ps.1,527,819 and Ps.260,065 recognized in MFRS in 2010, 2009 and 2008, respectively.

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

In addition, during 2007, the IETU Law was enacted and became effective in 2008. The Company determines, based on projections, whether it will be subject to ISR or IETU and records the deferred tax asset (liability) based on such determination. When an entity projects that it will be subject to IETU in some years and ISR in others, MFRS requires an entity to calculate its deferred taxes using temporary differences and rates pursuant to both IETU and ISR laws and record deferred taxes based on the law that yields the greater net deferred tax liability or, as it were, the smaller net deferred tax asset. Under U.S. GAAP, a hybrid approach is applied whereby the entity must recognize the deferred tax asset or liability based on the tax it expects to pay in each year in which its temporary differences reverse. For 2010, 2009 and 2008, the Company’s projections indicate that it will be an ISR payer, and as such, does not apply the hybrid approach.

A reconciliation of the net deferred income tax asset from MFRS to U.S. GAAP and the composition of the deferred income taxes under U.S. GAAP at December 31, 2010 and 2009 are as follows:

	Convenience
	Translation
	(see Note 2)
	December 31,	As of December 31,
	2010	2010		2009 (As restated)
Reconciliation of net deferred income tax asset:
Deferred income taxes assets under MFRS (see Note 13)	$199,719	Ps.	2,473,016	Ps.	1,824,627

Deferred income tax for valuation of derivative financial instruments recorded in other comprehensive income	43,897		543,553		285,768

Net deferred income tax assets under U.S. GAAP	$243,616	Ps.	3,016,569	Ps.	2,110,395

	December 31,
	2010		2009 (As restated)
Composition of deferred income taxes:
Current:
Liabilities:
Prepaid expenses and advances to suppliers	Ps.	(2,508)	Ps.	(6,421)

		(2,508)		(6,421)
Assets:
Allowance for doubtful accounts		179		2,183
Accrued fees to the federal government		4,575		4,172
Accrued liabilities and provisions		58,483		30,689

		63,237		37,044

Net current deferred income tax asset (liability)		60,729		30,623

	December 31,
	2010		2009 (As restated)
Non-current:
Liabilities:
Commissions and other financing costs	Ps.	(148,581)	Ps.	(181,376)

		(148,581)		(181,376)
Assets:
Furniture and equipment		285		26
Intangible assets for concession		984,978		745,024
Employee benefits		542		—
Provisions		39,000		—
Derivative financial instruments		590,848		324,461

		1,615,653		1,069,511

Net non-current deferred tax asset		1,467,072		888,135

Tax loss carryforwards		1,488,768		1,191,637

Net non-current deferred income tax asset		2,955,840		2,079,772

Net deferred income tax asset under U.S. GAAP	Ps.	3,016,569	Ps.	2,110,395

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

As of December 31, 2010, 2009 and 2008, the Company does not have any unrecognized tax benefits that would require recognition in its U.S. GAAP statements of financial position.

e.	Other Differences and Supplemental U.S. GAAP and Securities and Exchange Commission Disclosures
(1)	Statement of cash flows — Effective January 1, 2008, the Company adopted NIF B-2, Statement of Cash Flows, and thus presents a statement of cash flows under MFRS in 2010, 2009 and 2008.

For 2010, 2009 and 2008, for U.S. GAAP purposes, the Company has provided a statement of cash flows in accordance with FASB ASC 230, which presents only cash movements, excluding the effects of inflation, and requires that additional information related to non-cash investing and financing transactions and other events be provided separately.

Requirements regarding the presentation of the statement of cash flows under MFRS differ in certain respects from those set forth by U.S. GAAP. Among others, MFRS includes restricted cash within the cash and cash equivalents balances while under U.S. GAAP, changes in restricted cash are generally presented as cash flows from investing activities. In addition, payments of interest expense are financing cash flows for MFRS and are either operating cash flows or investing cash flows when capitalized as part of a qualifying asset under U.S. GAAP.

The information for the year ended December 31, 2010 and 2009 and 2008 is presented below:

	Convenience translation
	(see Note 2)
	December 31,	For the year ended December 31,
	2010	2010		2009		2008
Operating activities:
Consolidated net loss under U.S. GAAP	$(53,343)	Ps.	(660,520)	Ps.	(99,557)	Ps.	(2,282,552)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	65,203		807,376		781,203		621,992
Allowance for doubtful	(532)		(6,582)		—		—
Provisions	23,016		285,000		10,134		49,339
Derivative financial instruments	80,149		992,441		732,198		130,606
Amortization of finance fees and expenses	7,517		93,084		243,429		120,340
Deferred income tax	(52,371)		(648,481)		(1,808,553)		—
Unpaid exchange loss	—		—		(53)		733

	67,639		862,318		(141,199)		(1,359,542)

Changes in operating assets and liabilities:
Accounts receivable	1,397		17,302		3,711		(47,286)
Recoverable taxes	1,317		16,305		(12,253)		(10,387)
Other accounts receivable and prepaid expenses	2,670		33,063		17,345		(14,091)
Other assets	(10)		(118)		—		—
Trade accounts payable	(8,713)		(107,890)		3,141		44,475
Other current liabilities	(10,547)		(130,610)		(96,268)		22,337
Due to related parties, net	(7,684)		(95,149)		55,234		(176,528)
Taxes other than income tax	634		7,859		(9,740)		13,000
Income taxes paid	(30)		(367)		(289)		—
Employee profit sharing	27		331		89		17
Employee benefits	980		12,134		—		—

Net cash provided by (used in) operating activities	49,680		615,178		(180,229)		(1,562,411)

Investing activities:
Acquisition of furniture and equipment	(212)		(2,628)		(3,311)		(312)
Intangible asset for concession	(74,944)		(927,995)		(1,365,305)		(360,327)
Restricted cash	14,840		183,754		155,117		39,340

Net cash used in investing activities	(60,316)		(746,869)		(1,213,499)		(321,299)

Financing activities:
Proceeds from long-term debt	89,481		1,108,000		1,897,000		1,844,500
Prepayment from long-term debt	(27,719)		(343,225)		(7,666,498)		—
Commission and financing cost	(204)		(2,521)		(156,913)		(152,279)
Additional capital contribution	—		—		8,549,618		—
Equity offering costs	—		—		(189,372)		—
Derivative financial instruments	(80,216)		(993,273)		(702,694)		109,919

Net cash provided by financing activities	(18,658)		(231,019)		1,731,141		1,802,140

(Decrease) increase in cash and cash equivalents	(29,294)		(362,710)		337,413		(81,570)
Cash and cash equivalents at the beginning of period	33,638		416,508		79,095		160,665

Cash and cash equivalents at the end of period	$4,344	Ps.	53,798	Ps.	416,508	Ps.	79,095

Cash paid for:
Interest, net of interest capitalized	$157,216	Ps.	(1,946,722)	Ps.	2,783,576	Ps.	3,258,839

(2)	Statement of comprehensive income — The Company’s statements of comprehensive income for the year ended December 31, 2010, 2009 and 2008, are set forth below:

	Convenience
	Translation (see Note
	2) December 31,			For the year ended December 31,
	2010	2010		2009 (As restated)		2008

Net loss under U.S. GAAP	$(53,343)	Ps.	(660,520)	Ps.	(99,557)	Ps.	(2,282,552)
Other comprehensive loss:
Valuation of derivative financial instruments, net of deferred income taxes of Ps. 257,785 and Ps. 225,245 in 2010 and 2009, respectively	(53,534)		(662,877)		(579,202)		(216,154)

Comprehensive loss under U.S. GAAP	$(106,877)	Ps.	(1,323,397)	Ps.	(678,759)	Ps.	(2,498,706)

18.	New accounting principles

MFRS

As part of its efforts to converge Mexican standards with international standards, in 2010, the Mexican Board for Research and Development of Financial Information Standards (“CINIF”) issued the following NIFs, INIFs and improvements to NIFs applicable to the Company, which become effective on January 1, 2011:
B-9, Interim Financial Information
Improvements to Mexican Financial Reporting Standards 2011
Some of the most important changes established by these standards are:
NIF B-9, Interim Financial Information — Unlike Bulletin B-9, this standard requires a condensed presentation of the statement of changes in stockholders’ equity and cash flows as part of interim financial information. The standard also requires, for comparative purposes, information presented at the close of an interim period be presented together with information of the corresponding period in the previous year, and in the case of the statement of financial position, presentation of the closing statement of financial position of the immediately preceding year.
Improvements to Mexican Financial Reporting Standards 2011 — The main improvements generating accounting changes that should be recognized in fiscal years starting on January 1, 2011 are as follows:
NIF B-2, Statement of Cash Flows — The improvement to this standard eliminates the requirement to present a total, between investing activities and financing activities, of the excess cash to be applied in or obtained from financing activities. Presentation of this total is now only a recommendation.
NIF C-13, Related Parties — The improvement to this standard incorporates a close family member within the definition of a related party.

At the date of issuance of these consolidated financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.

U.S. GAAP

Recently adopted accounting pronouncements

On January 21, 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06. The ASU amends ASC 820, Fair Value Measurements and Disclosures to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new disclosures and clarifications of existing disclosures about fair value measurements were effective January 1, 2010, except for the disclosures about activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements.

19.	International Financial Reporting Standards

In January 2009, the National Banking and Securities Commissions published amendments to the Sole Circular for Issuing Entities, whereby financial statements prepared according to International Financial Reporting Standards (“IFRS”) must be presented as of 2012, although early adoption of this measure is permitted.

The Company elected to early adopt IFRS in 2011. The most significant changes identified by the Company as regards its accounting policies derived from the adoption of IFRS and the estimated effects of these changes on stockholders’ equity at January 1 2010 (the transition date for comparative purposes) and December 31, 2010, and on its 2010 statement of operations, are detailed below:

Effects of adoption on the statement of financial position:

		January 1,		December 31,
Adjustment	Description	2010		2010

	Stockholders’ equity under MFRS	Ps.	20,430,076	Ps.	18,571,247

a.	Cancellation of the effects of inflation		(473,097)		(464,586)
b.	Recognition of commissions and financing expenses using the effective interest method		126,524		111,417
c.	Effect of deferred taxes		458,150		812,218
d.	Cancellation of deferred PTU		24		55
e.	Employee benefits		—		1,914

	Stockholders’ equity under IFRS	Ps.	20,541,677	Ps.	19,032,265

Effects of adoption on the statement of operations:

			For the year ended
			December 31,
Adjustment	Description		2010

	Net loss under MFRS	Ps.	(660,520)

a.	Effects of inflation on the amortization of intangible assets		8,511
b.	Recognition of commissions and financing expenses using the effective interest method		(15,107)
c.	Effect of deferred taxes		(5,424)
d.	Cancellation of deferred PTU		31
e.	Employee benefits		1,914

	Net loss under IFRS	Ps.	(670,595)

Explanation of the main effects on the Company’s financial information derived from the adoption of IFRS:
a.	Under International Accounting Standard (“IAS”) 29, Financial Reporting in Hyperinflationary Economies, inflationary effects may only be recognized in hyperinflationary economies. As the Mexican economy ceased to be classified as hyperinflationary in 1999, the inflationary effects recognized by the Company under MFRS from 1999 through December 31, 2007 are reversed.

b.	IFRS require that costs incurred to issue debt instruments be capitalized and applied to results using the effective interest method. Under MFRS, the Company applied these costs by using the straight-line method.

c.	The Company recalculated its deferred taxes according to IAS 12, Income Taxes, based on the values of assets and liabilities adjusted according to IFRS.

d.	Under IAS 19, Employee Benefits, the Company eliminated the deferred PTU balance recognized according to MFRS.

e.	The Company recognizes severance benefits under MFRS, which, based on the terms of the plans, are not considered liabilities under IFRS.
20.	Authorization for issuance of financial statements

On April 28, 2011, the issuance of these consolidated financial statements was authorized by Lic. Demetrio Sodi, Chief Excutive Officer of the Company and Ing. Jorge Parra Palacios, Chief Financial Officer. These consolidated financial statements are subject to approval at the stockholders’ meeting, where they may be modified based on provisions set forth by the Mexican General Corporate Law.

21.	Subsequent events

The Company has evaluated events subsequent to December 31, 2010 to assess the need for potential recognition or disclosure in the accompanying consolidated financial statements. Such events were evaluated through April 28, 2011, the date these consolidated financial statements were available to be issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the consolidated financial statements.
* * * * * *