Form 20-F
period 2011-12-31
ICA CORP
filed 2012-04-30
CIK 885012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Victor Bravo Martin

Blvd. Manuel Avila Camacho 36

Col. Lomas de Chapultepec

Del. Miguel Hidalgo

11000 Mexico City

Mexico

(5255) 5272 9991 x 3653

victor.bravo@ica.com.mx

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 604,679,197 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☑    No  ☐

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

Large accelerated filer  ☑                 Accelerated filer  ☐                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP  ☐    IFRS  ☑    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☑

-i-

(continued)

-ii-

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

A. SELECTED FINANCIAL DATA

Our consolidated financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our date of transition to IFRS was January 1, 2010. The consolidated annual financial statements as of and for the year ended December 31, 2011 are our first financial statements prepared in accordance with IFRS. IFRS 1, “First-time Adoption of International Financial Reporting Standards” has been applied in preparing these consolidated financial statements. A description of the effects of our transition to IFRS on our financial information is presented in Note 36 to our audited consolidated financial statements and in “Item 5. Operating and Financial Review and Prospects – Operating Results – Critical Accounting Policies and Estimates.” We publish our consolidated financial statements in Mexican pesos.

References in this annual report to “dollars,” “U.S.$” or “U.S. dollars” are to United States dollars. References to “Ps.” or “pesos” are to Mexican pesos. This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.13.95 to U.S.$1.00, the noon buying rate for Mexican pesos on December 30, 2011 as published by the Federal Reserve Bank of New York. On April 20, 2012, the Federal Reserve Bank of New York noon buying rate was Ps.13.12 to U.S.$1.00.

The term “billion” as used in this annual report means 1,000 million. Certain amounts in this annual report may not sum due to rounding.

Financial Data

The following tables present our selected consolidated financial information for or as of each of the periods or dates indicated, and have been derived in part from our audited consolidated financial statements. This information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes to our consolidated financial statements. The selected consolidated financial information for 2010 differs from the information we previously published for 2010, because it has been prepared in accordance with IFRS for comparative purposes, as required by IFRS 1.

	As of and for the year ended December 31,
	2011	2011	2010
	(Millions of U.S. dollars)(1)	(Thousands of Mexican pesos, except share, per share, per ADS and inflation data)
Comprehensive Income Data:
Total revenues	3,066	42,768,785	34,476,059
Gross profit	472	6,589,407	4,982,944
General expenses	243	3,387,674	2,714,683
Other expense (income), net (2)	(35)	(494,692)	30,268
Operating income	264	3,696,425	2,237,993
Financing cost, net	247	3,461,503	1,308,343
Share in income of associated companies	(3)	(38,303)	(79,618)
Income tax expense	(2)	(33,205)	284,347
Income from continuing operations	22	306,430	724,921
Income from discontinued operations	(106)	(1,483,859)	(245,991)
Other comprehensive income	45	629,526	(348,632)
Total comprehensive income	173	2,419,815	622,280
Consolidated net income	128	1,790,289	970,912
Consolidated net income attributable to noncontrolling interest	22	310,000	341,458
Consolidated net income attributable to controlling interest	106	1,480,289	629,454
Basic and diluted earnings per share of controlling interest from continuing operations	—	(0.005)	0.591
Basic and diluted earnings per share of controlling interest from discontinued operations	0.17	2.349	0.379
Basic and diluted earnings per share of controlling interest from consolidated net income(3)	0.17	2.344	0.971
Basic and diluted earnings per ADS of controlling interest from consolidated net income(3)	0.67	9.38	3.88
Weighted average shares outstanding (000s):
Basic and diluted(3)	—	631,588	648,183

Balance Sheet Data:
Total assets	7,088	98,888,073	72,535,639
Long-term debt(4)	2,173	30,320,024	26,029,040
Capital stock	597	8,334,043	8,950,796
Additional paid-in capital	508	7,091,318	7,085,536
Total stockholders’ equity	1,492	20,824,102	19,329,951

Other Data:
Capital expenditures	464	6,469,765	8,085,395
Depreciation and amortization	91	1,267,200	1,191,713

(1)	Except share, per share, per ADS and inflation data. Amounts stated in U.S. dollars as of and for the year ended December 31, 2011 have been translated at a rate of Ps.13.95 to U.S.$1.00 using the Federal Reserve Bank of New York noon buying rate on December 30, 2011. See “Exchange Rates.”
(2)	For 2011, includes principally Ps.467 million in gain on sales of investments and Ps.6 million in gain on sales of property, plant and equipment. For 2010, includes principally losses on sales of equipment of Ps.21 million and losses on sales of investments of Ps.10 million.
(3)	Basic earnings per share and per ADS are based on the weighted average number of shares outstanding during each period and are calculated assuming a ratio of four shares per ADS. Diluted earnings (loss) per share and per ADS are calculated by giving effect to all potentially dilutive common shares outstanding during the period. During the year ended December 31, 2011, we had no potentially dilutive common shares outstanding. The assumed conversion of our potentially dilutive securities during the year ended December 31, 2010 had no material effect. Accordingly, no diluted EPS is presented in the accompanying consolidated statements of income for 2011 and 2010. See Note 5.x to our consolidated financial statements.
(4)	Excluding current portion of long-term debt and net of commissions expenses.

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

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)
2007	11.27	10.67	10.92	10.93
2008	13.94	9.92	13.83	11.21
2009	15.41	12.63	13.06	13.58
2010	13.19	12.16	12.38	12.62
2011:	14.25	11.51	13.95	12.43
November	14.25	13.38	13.62	13.70
December	13.99	13.49	13.95	13.77
2012:
January	13.75	12.93	13.04	13.38
February	12.95	12.63	12.79	12.78
March	12.99	12.63	12.81	12.75
April (through April 20)	13.23	12.73	13.12	13.03

(1)	Average of month-end rates or daily rates, as applicable.

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

On December 30, 2011, the Federal Reserve Bank of New York’s noon buying rate was Ps.13.95 per U.S.$1.00. On April 20, 2012, the Federal Reserve Bank of New York’s noon buying rate was Ps.13.12 per U.S.$1.00.

For a discussion of the effects of fluctuations in the exchange rates between the Mexican peso and the U.S. dollar, see “Item 10. Additional Information — Exchange Controls.”

B. RISK FACTORS

Risks Related to Our Operations

Our performance is tied to Mexican public sector spending on infrastructure facilities.

Our performance historically has been tied to Mexican public sector spending on infrastructure facilities and to our ability to bid successfully for such contracts. Mexican public sector spending, in turn, generally has been dependent on the state of the Mexican economy. A decrease in public sector spending as a result of a deterioration of the Mexican economy, changes in Mexican governmental policy, or for other reasons can have an adverse effect on our financial condition and results of operations. Beginning in the second half of 2008 and due to the impact of the credit crisis and turmoil in the global financial system, the rate of awards of infrastructure projects in Mexico was slower than contemplated under the National Infrastructure Program, although we did see an increase in contracting in both 2010 and 2011 for our company. As a result of the upcoming presidential election in Mexico, we expect the rate of awards to decelerate in 2012. These and other delays, including of payment, can also result from changes in administration at the federal, state or local level reviewing the terms of project contracts granted by a previous administration or pursuing different priorities than the previous administration. Additionally, the Mexican government may face budget deficits that prohibit it from funding proposed and existing projects or that cause it to exercise its right to terminate our contracts with little or no prior notice. We cannot provide any assurances that economic and political developments in Mexico, over which we have no control, will not negatively affect our operations. See “— Risks Related to Mexico and Other Markets in Which We Operate—Economic and political developments in Mexico could affect Mexican economic policy and adversely affect us.”

The global credit crisis and unfavorable general economic and market conditions of recent years may negatively affect our liquidity, business and results of operations, and may affect a portion of our client base, subcontractors and suppliers.

The effect of a continued economic crisis and related turmoil in the global financial system on the economies in which we operate, our clients, our subcontractors, our suppliers and us cannot be predicted. It could lead to reduced demand and lower prices for construction projects, air travel and our related businesses. See “— Our performance is tied to Mexican public sector spending on infrastructure facilities.” In response to current market conditions, clients may choose to make fewer capital expenditures, to otherwise slow their spending on or cancel our services, to delay payments (which may in turn cause us to pay our providers more slowly) or to seek contract terms more favorable to them. Furthermore, any financial difficulties suffered by our subcontractors or suppliers could increase our costs or adversely impact project schedules. Although during most of 2010 and during the first half of 2011 there were signs of recovery in the global economy, this recovery may be fragile and may only reflect temporary benefits from government stimulus programs that may not be sustained. The subsequent slowdown in the United States and Europe during the second half of 2011, which continued to some degree into 2012, as well as concerns over the sovereign debt obligations of several European countries (including Greece, Portugal, Spain, Ireland, and to a lesser extent, Italy) and the consequent impact on the solvency of European banks has increased the possibility of another worldwide recession. Our Spanish construction subsidiary, Grupo Rodio Kronsa, which we refer to as Rodio Kronsa, has continued to be adversely affected by the uncertain market conditions in Europe.

Many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers. Credit rating agencies have also become more stringent in their debt rating requirements. Continued disruption of the credit markets could adversely affect our suppliers’, clients’ (particularly our private sector clients’) and our own borrowing capacities, which could, in turn, adversely affect the continuation and expansion of our projects because of contract cancellations or suspensions, project delays (as delays in our supply chain can in turn affect our deliverables) or payment delays or defaults by our clients, which could result in the need to foreclose on our rights to collateral. See “— We may have difficulty obtaining the letters of credit and performance bonds that we require in the normal course of our operations.” Our ability to expand our business would be limited if, in the future, we were unable to access or increase our existing credit facilities on favorable terms or at all. These disruptions could negatively affect our liquidity, business and results of operations.

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

In recent years we faced substantial constraints on our liquidity due to financing requirements for new projects. Our expected future sources of liquidity include cash flow from our construction activities, asset sales such as the U.S.$420 million sale of our Corredor Sur tollroad concession to the Government of Panama and the sale of two of our subsidiaries to our affiliate Red de Carreteras de Occidente, S.A.P.I.B. de C.V., or RCO, both in 2011, third party financing, or raising capital to fund our projects’ capital requirements. We cannot assure you that we will be able to continue to generate liquidity from any of these sources.

Our indebtedness could adversely affect our financial condition and results of operations.

We continue to face large funding needs for new projects that require full or partial financing and guarantees in the form of letters of credit and continuing financing needs from our current projects. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Our outstanding consolidated indebtedness to banks, financial institutions and others was Ps.50,034 million (net of commissions) as of December 31, 2011. This indebtedness may constrain our ability to raise incremental financing or increase the cost at which we could raise any such financing and increase our annual interest expense. We cannot assure you that our business will generate cash in an amount sufficient to enable it to service its debt or to fund its other liquidity needs, which may adversely affect our overall performance. We may need to refinance all or a portion of our debt, on or before maturity. We cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms.

In addition, the indenture under which we issued U.S.$500 million of notes at the holding company level in February 2011 and facility agreements with certain commercial banks contain, and any future indebtedness we incur may contain, various covenants and conditions that limit our ability and the ability of certain of our subsidiaries to, among other things: incur or guarantee additional debts; create liens; enter into transactions with affiliates; and merge or consolidate with other companies. As a result of these covenants, we are limited in the manner in which we conduct our business and may be unable to engage in certain business activities. We believe we are currently in compliance with all our restrictive covenants.

We may have difficulty raising additional capital in the future on favorable terms, or at all, which could impair our ability to operate our business or achieve our growth objectives.

In the event that our cash balances and cash flow from operations, together with borrowing capacity under our credit facilities, becomes insufficient to make investments or acquisitions or provide necessary additional working capital in the future, we could require additional financing from other sources. Our ability to obtain such additional financing will depend in part upon prevailing capital market conditions, as well as conditions in our business and our operating results, and those factors may affect our efforts to arrange additional financing on terms that are satisfactory to us. The market volatility in recent years has created downward pressure on stock prices and credit capacity for certain issuers, often without regard to those issuers’ underlying financial strength, and for financial market participants generally. If adequate funds are not available, or are not available on acceptable terms, as could be the case if current levels of market disruption and volatility continue or worsen, our ability to access the capital markets could be adversely affected, and we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges. We could also seek to partner with competitors with more access to cash or financing, which could build our competitors’ experience and weaken our competitive position relative to them.

Under our construction contracts, we are increasingly required to assume the risk of inflation, increases in the cost of raw materials and errors in contract specifications, which could jeopardize our profits and liquidity.

Historically, a majority of our construction business was conducted under unit price contracts, which contain an “escalation” clause that permits us to increase unit prices to reflect the impact of increases in the costs of labor, materials and certain other items due to inflation. These unit price contracts allow flexibility in adjusting the contract price to reflect work actually performed and the effects of inflation. In recent years, however, our construction contracts, and construction contracts throughout the industry, have been increasingly fixed price or not-to-exceed contracts, under which we are committed to provide materials or services at fixed unit prices, including our two major raw material requirements—cement and steel. Fixed price and not-to-exceed contracts shift the risk of any increase in our unit cost over our unit bid price to us. See “Item 4. Information on the Company—Business Overview—Description of Business Segments—Construction—Contracting Practices.”

In the past we experienced significant losses due to risks assumed by us in fixed price and not-to-exceed contracts, and we may face similar difficulties in the future. For example, a number of our construction contracts specify fixed prices for various raw materials and other inputs necessary for the construction business, including steel, asphalt, cement, construction aggregates, fuels and various metal products. Increased prices of these materials can negatively affect our results if we are unable to transfer the risk to the client. Under the terms of many of our fixed price contracts, we have been required to bear the cost of the increases in the cost of raw materials from the time we entered into the contracts, which has adversely affected our results of operations and liquidity. We have not entered into long-term purchase contracts for cement or steel; instead, we have relied on purchases from various suppliers. Prices for various steel products increased significantly between 2003 and 2008, we believe due in part to a decrease in production because of the global financial crisis, but stabilized beginning in 2009 and continuing through 2011. Although we seek to negotiate for the recovery of the increase in the cost of raw materials in our contracts whenever possible, we cannot assure you that we will be successful in recovering any portion of these cost increases, which will negatively affect our operating margins.

We may also experience other construction and administrative cost overruns, including as a result of incorrect contract specifications that we are unable to pass on to the customer. We expect that, because of conditions attendant to financing arrangements, future concession-related, infrastructure and industrial construction contracts may not permit an adjustment of the contract price for additional work done due to incorrect project specifications and, as a result, our operating margins and liquidity would be negatively affected. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Construction—Civil Construction.”

Our increasing participation in projects outside Mexico involves greater risks than those typically faced in Mexican projects and could jeopardize our profits.

To date, our foreign projects in Latin America and elsewhere have generated mixed results. We have experienced significant losses on projects in Latin America and elsewhere in the past. As a result of these losses, we have sought to be more selective in our involvement in international operations. However, there can be no assurance we will be successful in these efforts. Based on the number of international contracts currently in place and past experience as well as our increasing evaluation of new opportunities and new regions for expansion, there is a risk that future profits could be jeopardized.

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

We have entered into various types of hedges, including with respect to foreign currency exposures, and other trading derivative instruments for the terms of some of our long-term credit facilities with the objective of reducing the uncertainties resulting from interest rate and exchange rate fluctuations. To date, our derivative financial instruments have had mixed results. Their marked-to-market valuation as of December 31, 2011 decreased our derivative liabilities by Ps.83 million and increased our derivative assets by Ps.296 million.

The contract amounts for our derivative financial instruments are generally based on our estimates of cash flows for a project as of the date we execute the derivative. As actual cash flows may differ from estimated cash flows, we cannot assure you that our derivative financial instruments will protect us from the adverse effects of financial market risks. See “- Risks Related to Mexico and Other Markets in Which We Operate—Appreciation or depreciation of the Mexican peso relative to the U.S. dollar, other currency fluctuations and foreign exchange controls could adversely affect our financial condition and results of operations.” The use of derivative financial instruments may also generate obligations for us to make additional cash payments, which would negatively affect our liquidity. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Derivative Financial Instruments”.

A substantial percentage of our cash and cash equivalents are held through less-than-wholly owned subsidiaries or joint ventures, or in reserves, that restrict our access to them.

As of December 31, 2011, we had total cash and cash equivalents of Ps.10,900 million, of which Ps.6,055 million was restricted, as compared to Ps.4,519 million as of December 31, 2010. Restricted cash is presented as a separate line item in our balance sheet. As of December 31, 2011, we held 30% of our consolidated cash and cash equivalents (including restricted cash) through less-than-wholly owned subsidiaries or in joint ventures (12% in the ICA-Fluor joint venture with Fluor Daniel Mexico, S.A., or Fluor, a subsidiary of the Fluor Corporation, 5% in the Airports segment, 10% in reserves to secure financing for projects like the Aqueduct II water supply project, the Rio de los Remedios—Ecatepec toll highway project, the Nuevo Necaxa—Tihuatlan highway project, the El Realito aqueduct project and the Agua Prieta water treatment project, 1% in Rodio Kronsa and 1% in Los Portales, S.A., our real estate business in Peru). The remainder of our total cash and cash equivalents as of December 31, 2011 (Ps.7,699 million), was held in the parent company or in other operating subsidiaries.

Some uses of cash and cash equivalents by certain of our less than wholly-owned subsidiaries requires the consent of the other shareholders or partners, as applicable, of such subsidiary or joint venture, which is the Fluor Corporation, in the case of ICA-Fluor; Soletanche Bachy France S.A.S, in the case of Rodio Kronsa; FCC Construccion, S.A., in the case of both the Nuevo Necaxa- Tihuatlan highway and the Aqueduct II water supply project; Fomento de Construcciones y Contratas S.A. and Constructora Meco S.A. in the case of the Panama Canal (PAC-4) expansion project; Aqualia Gestion Integral del Agua, S.A., Aqualia Infraestructuras, S.A. and Servicios de Agua Trident, S.A. de C.V., in the case of our concessionaire for the El Realito water supply system; and LP Holding, S.A., in the case of Los Portales, S.A. In the case of these entities, the consent of our partners or other shareholders is only required with respect to the use of cash and cash equivalents outside of normal budgeted operations. The budget for normal operations is set by the board of directors of each of these entities, which are comprised of equal numbers of members appointed by us and the other partner or shareholder. While the cash held in these entities is not destined for a specific use or set aside as a compensating balance, the requirements for its use could limit our access to liquid resources or limit us from freely deciding when to use cash and cash equivalents outside of normal operations. Additionally, a portion of our cash and cash equivalents are held in reserves established to secure financings. These resources form part of our restricted cash as presented in our balance sheet. At December 31, 2011, Ps.5,973 million, or 55%, of our cash and cash equivalents were held in reserves established to secure financings related to the following projects: the Acapulco Tunnel, the Kantunil–Cancun tollroad, the Rio Verde–Ciudad Valles highway, the Nuevo Necaxa–Tihuatlan highway, the La Piedad bypass and the Jalisco and Sonora detention center projects, which are governed by service provision contracts, or SPCs. The reserve requirements of such financings could also limit our access to liquid resources and limit our ability to decide when to use our cash and cash equivalents.

Some of our assets are pledged under financing arrangements.

Portions of our assets are pledged to a number of banks under credit arrangements, including: WestLB AG, Banco Santander (Mexico), S.A., Banco Inbursa, S.A. Institucion de Banca Multiple, Grupo Financiero Inbursa, BBVA Bancomer, BG Trust Inc., Bank of America Merrill Lynch, Value Casa de Bolsa, S.A. de C.V., Banco Mercantil del Norte, S.A., Grupo Financiero Banorte, Banco Nacional de Mexico, S.A., Integrante del Grupo Financiero Banamex, Banco Espiritu Santo de Investimento, Banco del Bajio, S.A., Banco Nacional de Obras y Servicios Publicos, S.N.C., Institucion de Banca de Desarrollo, Bancolombia, S.A., Morgan Stanley Bank, N.A., Interamerican Credit Corporation and Bank of America Merrill Lynch. The assets we have pledged include: (i) collection rights under the La Yesca hydroelectric construction contract; (ii) construction machinery and equipment owned by Ingenieros Civiles Asociados, S.A. de C.V. (a construction subsidiary); (iii) real property of ViveICA under various bridge loan agreements to finance real estate development; (iv) collection rights over the tolls for the Kantunil—Cancun highway and the Acapulco Tunnel; (v) our collection rights under the Mexico-Pachuca highway construction contract; (vi) our toll collection rights on the Mitla-Tehuantepec highway project in Oaxaca, (vii) our collection rights from construction and non-penitentiary services under our two SPC contracts, (viii) toll collection rights over the Autovia Urbana Sur project, which is the construction of the second level of Periferico Sur highway in Mexico City and (ix) certain of our shares, and dividends with respect to such shares, in Aeroinvest S.A. de C.V. We generally pledge assets, such as collection or dividend rights, of each of our financed concession projects, including notably our shares of Autovia Necaxa-Tihuatlan, S.A. de C.V., or Auneti, our subsidiary that operates the Nuevo Necaxa-Tihuatlan highway, our shares in RCO, the operator of the first package of FARAC tollroads, Aguas Tratadas del Valle de Mexico, S.A. de C.V., our subsidiary that operates the Atotonilco water treatment project, our shares of Viabilis Infraestructura S.A.P.I. de C.V., or Viabilis, the contractor for the Rio de los Remedios-Ecatepec toll highway project, the collection rights of the Rio de Los Remedios project, our interest in Aquos El Realito, S.A. de C.V., our subsidiary that operates the El Realito aqueduct in San Luis Potosi, as well as our 50% interest in Los Portales, S.A., a real estate subsidiary located in Peru. In general, assets securing credit arrangements will remain pledged until the arrangements secured by these assets expire. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these banks and our ability to incur further debt (whether secured or unsecured) is limited.

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

We enter into various joint ventures, associations and other strategic alliances and collaborations as part of our engineering, procurement, construction and infrastructure businesses, including RCO, ICA-Fluor, Rodio Kronsa, and ACTICA Sistemas S. de R.L. de C.V. as well as project-specific joint ventures, including for Line 12 of the Mexico City metro system, the Eastern Discharge Tunnel, the Atotonilco water treatment project, the Los Portales real estate development project and a joint venture with Prudential Investment Management, Inc. to develop low-income housing with Prudential Real Estate Investors, S. de R.L. de C.V., or PREI, under the Mexican government’s program for Sustainable Integrated Urban Development projects. The success of these and other joint ventures depends, in part, on the satisfactory performance by our joint venture partners of their joint venture obligations. If our joint venture partners fail to satisfactorily perform their joint venture obligations as a result of financial or other difficulties, the joint venture may be unable to adequately perform or deliver its contracted services. Under these circumstances, we may be required to make additional investments and provide additional services to ensure the adequate performance and delivery of the contracted services. These additional obligations could result in reduced profits or, in some cases, significant losses for us with respect to the joint venture. We cannot assure you that our business partnerships or joint ventures will be successful in the future.

If we are unable to form teaming arrangements, our ability to compete for and win certain contracts may be negatively impacted, especially in bids located outside of Mexico.

In both the private and public sectors, either acting as a prime contractor, a subcontractor or as a member of a team, we may join with other firms to form a team to compete for a single contract, especially in projects located outside of Mexico, where we may seek local experience, or involving a more complex technical and/or financial structure. Because a team can offer stronger combined qualifications than any firm standing alone, these teaming arrangements can be very important to the success of a particular contract bid process or proposal. The failure to maintain such relationships in certain markets, such as the government market, may impact our ability to win work.

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

Our return on any investment in any concession (including highway, bridge, tunnel or wastewater treatment concessions) is based on the duration of the concession and the amount of capital invested, in addition to the amount of usage revenues collected, debt service costs and other factors. For example, traffic volumes, and thus toll revenues, are affected by a number of factors including toll rates, the quality and proximity of alternative free roads, fuel prices, taxation, environmental regulations, consumer purchasing power and general economic conditions. The level of traffic on a given highway also is influenced heavily by its integration into other road networks. Usually concession and Public-Private Partnership (Proyecto para Prestacion de Servicios, or PPP) contracts provide that the grantor of the contract shall deliver the right-of-way to the project land in accordance with the construction schedule. If the grantor fails to deliver such rights-of-way on time, we may incur additional investments and delays at the start of operations, and therefore we may need to seek the modification of the concession or PPP contract. We cannot assure you that we will reach an agreement as to the amendment of any such contracts or that the grantor will honor its obligations thereunder. Particularly for new projects in which we take on construction risk, overruns of budgeted costs may create a higher capital investment base than expected, and therefore a lower return on capital. Given these factors, we cannot assure you that our return on any investment in a concession will meet the estimates contemplated in the relevant concession or PPP contract.

Governments may terminate our concessions under various circumstances, some of which are beyond our control.

Our concessions are among our principal assets, and we would be unable to continue the operations of a particular concession without the concession right from the granting government. A concession may be revoked by a government for certain prescribed reasons pursuant to the particular title and the particular governing law, which may include failure to comply with development and/or maintenance programs, temporary or permanent halt in our operations, failure to pay damages resulting from our operations, exceeding our maximum authorized rates or failure to comply with any other material term of a concession.

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

We occasionally bring claims against project owners for additional costs that exceed the contract price or for amounts not included in the original contract price, including change orders. These types of claims occur due to matters such as owner-caused delays, increased unit prices or changes from the initial project scope that result, both directly and indirectly, in additional costs. Often, these claims can be the subject of lengthy arbitration, litigation or third-party expert proceedings, and it can be difficult to accurately predict when these claims will be fully resolved. When these types of events occur and unresolved claims are pending, we may invest significant working capital in projects to cover cost overruns pending the resolution of the relevant claims. With respect to change orders in particular, we may agree on the scope of work to be completed with a client without agreeing on the price, and in this case we may be required to use a third-party expert to set the price for the change order. We do not have control over such third-party experts and they may make price determinations that are unfavorable to us. As of December 31, 2011, we had Ps.1,413 million of allowance for doubtful accounts related to contract and trade receivables, including an allowance for doubtful accounts of Ps.143 million in the Airports segment related to the bankruptcy filing by the airlines of Grupo Mexicana. A failure to promptly recover on these types of claims and change orders could have a material adverse effect on our liquidity and financial condition.

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

Risks Related to Our Airport Operations

Our Airport segment’s operating income and net income are dependent on our subsidiary GACN, and GACN’s revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at its airports.

We operate 13 concessioned airports in Mexico through GACN. As of December 31, 2011, we controlled shares representing approximately 59% of GACN’s capital stock. Our interest in GACN exposes us to risks associated with airport operations.

In 2011, GACN represented 6% of our revenues and 25% of our operating income. GACN’s airport concessions from the Mexican government are essential to GACN’s contribution to revenues and operating income. Any adverse effect on GACN would have an adverse effect on our operating results.

Historically, a substantial majority of GACN’s revenues have been derived from aeronautical services, and GACN’s principal source of aeronautical services revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to GACN. In 2010 and 2011, passenger charges represented 50.1% and 54.4%, respectively, of GACN’s total revenues. GACN’s revenues are thus closely linked to passenger and cargo traffic volumes and the number of air traffic movements at its airports. These factors directly determine GACN’s revenues from aeronautical services and indirectly determine its revenues from non-aeronautical services. Passenger and cargo traffic volumes and air traffic movements depend in part on many factors beyond our control, including economic conditions in Mexico, the U.S. and the world, the political situation in Mexico and elsewhere in the world, high incidences of crime, particularly related to drug trafficking, throughout Mexico but especially in the northern cities, the attractiveness of GACN’s airports relative to that of other competing airports, fluctuations in petroleum prices (which can have a negative impact on traffic as a result of fuel surcharges or other measures adopted by airlines in response to increased fuel costs) and changes in regulatory policies applicable to the aviation industry. International conflicts and health epidemics, such as the Influenza A(H1N1) epidemic, have negatively affected the frequency and pattern of air travel worldwide. Generally all of our airports were negatively affected by reductions in the volume of passengers, the A(H1N1) virus and the exit from the Mexican market of five airlines in less than a year. In addition, Mexicana de Aviacion, Click Mexicana and Mexicana Link (collectively known as Grupo Mexicana) ceased operations during the third quarter of 2010. These suspensions adversely impacted the recovery of air traffic volumes in all of our airports, although total passenger traffic in 2011 increased as compared to 2010. The future occurrence or worsening of any of such developments going forward would adversely affect GACN’s business, and in turn, our business. Any decreases in passenger volume or air traffic to or from our airports as a result of factors such as these could adversely affect GACN’s business, results of operations, prospects and financial condition, thereby negatively affecting our overall results.

Terrorist attacks have had a severe impact on the international air travel industry, and terrorist attacks and other international events have adversely affected GACN’s business and may do so in the future.

As with all airport operators, GACN is subject to the threat of terrorist attack. The terrorist attacks on the United States on September 11, 2001, had a severe adverse impact on the air travel industry, particularly on U.S. carriers and on carriers operating international service to and from the United States. Airline traffic in the United States fell precipitously after the attacks. GACN’s terminal passenger volumes declined 5.8% in 2002 as compared to 2001. In the event of a terrorist attack involving one of GACN’s airports directly, airport operations would be disrupted or suspended during the time necessary to conduct rescue operations, investigate the incident and repair or rebuild damaged or destroyed facilities, and our future insurance premiums would likely increase. In addition, GACN’s insurance policies do not cover all losses and liabilities resulting from terrorism. Any future terrorist attacks, whether or not involving aircraft, will likely adversely affect GACN’s business, results of operations, prospects and financial condition.

Because a substantial majority of GACN’s international flights involve travel to the U.S., it may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of Mexican aviation authorities. Security measures taken to comply with future security directives or in response to a terrorist attack or threat could reduce passenger capacity at GACN’s airports due to increased passenger screening and slower security checkpoints, as well as increase our operating costs, which would have an adverse effect on GACN’s business, results of operations, prospects and financial condition.

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

International prices of fuel, which represent a significant cost for airlines using GACN’s airports, have increased in recent years, reaching record highs in the second quarter of 2008. Such increases in airlines costs were among the factors leading to cancellations of routes, decreases in frequencies of flights, and in some cases even contributed to filings for bankruptcy by some airlines (such as Alma and Aladia). For other airlines, such as Avolar and Aerocalifornia, such increased costs may have contributed to the denial of extensions of their concessions by the Mexican regulatory authorities for failure to satisfy security, service, coverage and quality requirements. Fuel prices in 2011 were slightly higher than prices in 2010 due primarily to political turmoil in the Middle East. The social and political crisis affecting the Middle East caused a surge in oil prices that has forced sharp increases in the price of fuel in 2011. Global weaknesses, such as the sovereign-debt issues in the eurozone, the deceleration of the U.S. economy due to the end of the government-led stimulus after the economic and financial crisis in 2009 and the slow-down in developing countries, principally China and India due to their dependence on capital inflows from, or exports to, developed countries also affect fuel prices, increasing costs for airlines.

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

GACN operates its airports under concessions, the terms of which are regulated by the Mexican government. As with most airports in other countries, GACN’s aeronautical fees charged to airlines and passengers are regulated. In 2010 and 2011, approximately 64.2% and 67.0%, respectively, of GACN’s total revenues were earned from regulated services, which are subject to price regulation under its maximum rates. These regulations may limit GACN’s flexibility in operating its aeronautical activities, which could have a material adverse effect on its business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to GACN’s operations and that affect its profitability are authorized (as in the case of its master development programs) or established (as in the case of its maximum rates) by the Ministry of Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability to unilaterally change GACN’s obligations (such as the investment obligations under its master development programs or the obligation under its concessions to provide a public service) or increase its maximum rates applicable under those regulations should passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, we cannot assure you that this price regulation system will not be amended in a manner that would cause additional sources of GACN’s revenues to be regulated, which could limit GACN’s flexibility in setting prices for additional sources of revenues that are not currently subject to any restriction.

We cannot predict how the regulations governing our Airports segment will be applied.

Many of the laws, regulations and instruments that regulate our airport business were adopted or became effective in 1999, and there is only a limited history that would allow GACN to predict the impact of these legal requirements on GACN’s future operations. In addition, although Mexican law establishes ranges of sanctions that might be imposed should GACN fail to comply with the terms of one of its concessions, the Mexican Airport Law (Ley de Aeropuertos) and its regulations or other applicable law, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges. We cannot assure you that GACN will not encounter difficulties in complying with these laws, regulations and instruments.

Morever, when determining GACN’s maximum rates for the next five-year period (covering 2016 through 2020), the Ministry of Communications and Transportation may be subject to significant pressure from different entities (such as, for example, the Mexican Federal Competition Commission (Comision Federal de Competencia) and the carriers operating at GACN’s airports) to modify GACN’s maximum rates, which may reduce the profitability of our airport business. We cannot assure you that the laws and regulations governing our airport business, including the rate-setting process and the Mexican Airport Law, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on GACN’s business, results of operations, prospects and financial condition.

On December 14, 2011, a bill was introduced in Mexico’s Congress to amend the Mexican Airport Law. The bill proposes that the Ministry of Communications and Transportation gain additional authority to plan and apply the standards, policies and programs for the Mexican airport system, to oversee the proper operation of civil aviation in Mexico and to establish rules for airport service providers and the general basis for flight schedules, so as to guarantee the competitiveness of Mexico’s airports. The bill has been approved by the Senate and is currently being considered in the House of Deputies. Should the current Mexican Airport law be amended with respect to matters that are related to GACN’s operations, such amendment could have a material adverse effect on GACN’s business, results of operations, prospects and financial condition.

The Mexican government could grant new or expanded concessions that compete with our airports and could have an adverse effect on our revenues.

The Mexican government could grant additional or expanded concessions to operate existing government managed airports or authorize the construction of new airports, which could compete directly with our airports. Any competition from other such airports could have a material adverse effect on GACN’s business and results of operations. Under certain circumstances, the grant of a concession for a new or existing airport must be made pursuant to a public bidding process. In the event that a competing concession is offered in a public bidding process, we cannot assure you that we would participate in such process, or that we would be successful if we did participate.

Our operations depend on certain key airline customers, and the loss of or suspension of operations of one or more of them could result in a loss of a significant amount of our revenues.

Of the total aeronautical revenues generated at GACN’s airports in 2011, Aerovias de Mexico, S.A. de C.V., or Aeromexico, and its affiliates accounted for 31.8%, VivaAerobus represented 15.3% and Interjet represented 15.1%. In recent years, discount carriers, charter carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market. In 2011, passengers traveling on discount, charter and low-cost carriers, such as VivaAerobus, Interjet and Volaris accounted for approximately 45.9% of GACN’s commercial aviation passenger traffic.

On November 29, 2011, AMR Corporation, the parent company of American Airlines and American Eagle, announced that AMR Corporation and certain of its U.S.-based subsidiaries filed voluntary petitions for Chapter 11 reorganization in the U.S. Bankruptcy Court for the Southern District of New York. The same day, the U.S. Bankruptcy Court for the Southern District of New York granted approval of a series of motions to help facilitate American Airlines and American Eagle’s continued normal business operations throughout the reorganization process.

AMR Corporation generated 3.9% of GACN’s revenues from January 1, 2011, to December 31, 2011, of which American Airlines accounted for 3.6% and American Eagle accounted for 0.3%. As a percentage of GACN’s total passenger traffic, AMR Corporation generated 3.0%, of which American Airlines accounted for 2.1% and American Eagle accounted for 0.9% during the same period.

Grupo Mexicana, which comprises Mexicana de Aviacion, Click Mexicana, and Mexicana Link, operated at 12 of GACN’s 13 airports. In July 2010, prior to the bankruptcy filing by Mexicana de Aviacion, the three airlines operated 24 routes at GACN’s airports, of which 18 were also operated by other airlines.

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

During the first six months of 2010, Grupo Mexicana generated 16.6% of GACN’s total passenger traffic, of which 7.6% was accounted for solely by Mexicana de Aviacion. Grupo Mexicana generated 17.3% of GACN’s domestic passenger traffic, including 7.2% from Mexicana de Aviacion. In terms of international traffic, Grupo Mexicana generated 13.1% of traffic, of which Mexicana de Aviacion accounted for 9.3%. Grupo Mexicana generated 12.2% of GACN’s revenues during the first six months of 2010, of which Mexicana de Aviacion accounted for 5.9%.

None of GACN’s contracts with its airline customers obligate them to continue providing service from GACN’s airports, and we can offer no assurance that, if any of GACN’s key customers reduced their use of GACN’s airports, competing airlines would add flights to their schedules to replace any flights no longer handled by GACN’s principal airline customers. Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers.

Due to increased competition, higher fuel prices and the general decrease in the demand consequent to the global volatility in the financial and exchange markets and economic crisis, many airlines are operating in adverse conditions. Further increases in fuel prices or other adverse economic developments could cause one or more of GACN’s principal carriers to become insolvent, cancel routes, suspend operations or file for bankruptcy. All such events could have a material adverse effect on GACN’s results of operations.

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

However, that decision and three subsequent constitutional claims (juicios de amparo) permitted the case to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation since the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juarez Airport. On August 28, 2009, the Mexican federal government filed its answer to the claim, in which it requested that the trial be moved to Mexican federal jurisdiction. In May 2010, the Court of Appeals granted the Federal Government’s request. The plaintiffs filed a constitutional claim against this ruling before the District Court in Chihuahua. On November 29, 2010, the District Court in Chihuahua confirmed the Court of Appeals ruling. The plaintiffs filed an appeal (recurso de revision) against this ruling before the Federal Circuit Court, and on July 7, 2011, the Federal Circuit Court ruled that the plaintiffs’ constitutional claim should be heard by a District Court in Ciudad Juarez. In October 2011, the District Court in Ciudad Juarez denied the plaintiffs’ constitutional claim, against which the plaintiffs filed a new appeal (recurso de revision) in November 2011 before the Federal Circuit Court. This petition is still pending.

In the event that any subsequent action results in a decision that is substantially similar to the May 18, 2005 court order or that is otherwise adverse to GACN, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for GACN’s use, which we believe the terms of our concession would require, GACN’s concession to operate the Ciudad Juarez Airport would terminate and negatively affect its results of operations. In 2011, the Ciudad Juarez International Airport represented 4.6% of GACN’s total revenues. Although we believe and GACN has been advised by the Ministry of Communications and Transportation that, under the terms of GACN’s concessions, the termination of its Ciudad Juarez concession would not affect the validity of its remaining airport concessions and that the Mexican federal government would be obligated to indemnify GACN against any monetary or other damages resulting from the termination of its Ciudad Juarez concession or a definitive resolution of the matter in favor of the plaintiffs, we cannot assure you that GACN would be so indemnified.

Risks Related to Mexico and Other Markets in Which We Operate

Adverse economic conditions in Mexico may adversely affect our financial condition or results of operations.

A substantial portion of our operations is conducted in Mexico and is dependent upon the performance of the Mexican economy. As a result, our business, financial condition and results of operations may be affected by the general condition of the Mexican economy, over which we have no control. See “Item 4. Information on the Company—History and Development of the Company—Public Sector Spending and the Mexican Economy.” In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates. We cannot assume that such conditions will not return or that such conditions will not have a material adverse effect on our business, financial condition or results of operations.

Mexico experienced a period of slow growth from 2001 through 2003, primarily as a result of the downturn in the U.S. economy. In 2007, GDP grew by approximately 3.3% and inflation declined to 3.8%. In 2008, GDP grew by approximately 1.8% and inflation reached 6.5%. Mexico entered into a recession beginning in the fourth quarter of 2008, and in 2009 GDP fell by approximately 6.5% and inflation was 3.6%. In 2010, GDP grew 5.5% and inflation reached 4.4%. In 2011, GDP grew 3.9% and inflation declined to 3.8%.

Mexico also has, and is expected to continue to have, high real and nominal interest rates as compared to the United States. The annualized interest rates on 28-day Cetes averaged approximately 7.2%, 7.7%, 5.4%, 4.4% and 4.2% for 2007, 2008, 2009, 2010 and 2011, respectively. As of December 31, 2011, 53% of our debt is denominated in Mexican pesos, and we may continue to incur peso-denominated debt for our projects in Mexico for which the source of repayment of financing is in Mexican pesos. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

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

A substantial portion of our construction revenues and a substantial portion of our debt, including U.S.$500 million of our senior notes due 2021, are denominated in U.S. dollars, while the majority of our raw materials, a portion of our long-term indebtedness and a substantial portion of our purchases of machinery and day-to-day expenses, including employee compensation, are denominated in Mexican pesos. As a result, an appreciation of the Mexican peso relative to the U.S. dollar would decrease our dollar revenues when expressed in Mexican pesos. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods, due to the translation of the financial results of our foreign subsidiaries, such as Rodio Kronsa, ICA Panama (up to its sale in August 2011) and Los Portales.

Beginning in the second half of 2008, the Mexican peso substantially depreciated against the U.S. dollar, falling from a Federal Reserve Bank of New York noon buying rate for Mexican pesos of Ps.10.37 on July 2, 2008 to Ps.13.83 on December 31, 2008 and Ps.14.21 on March 31, 2009, a depreciation of approximately 37%. The Mexican peso stabilized and partially recovered in 2010, when the noon buying rate was Ps.12.30 per U.S.$1.00 on March 31, 2010 and Ps.12.38 per U.S.$1.00 on December 31, 2010. Since then, there has been a significant depreciation in the Mexican peso against the U.S. dollar, and the noon buying rate increased to Ps.13.95 on December 30, 2011, representing a depreciation of approximately 13%. The Mexican peso has since partially recovered, and the noon buying rate was Ps.12.81 per U.S.$1.00 on March 30, 2012. Fixed price and not-to-exceed contracts require us to bear the risk of fluctuation in the exchange rate between the Mexican peso and other currencies in which our contracts, such as financing agreements, are denominated or which we may use for purchases of supplies, machinery or raw materials, day-to-day expenses or other inputs. A severe devaluation or depreciation of the Mexican peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated indebtedness or obligations in other currencies. While the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange control policies in the future. We cannot assure you that the Mexican Central Bank will maintain its current policy with respect to the peso. Currency fluctuations may have an adverse effect on our financial condition, results of operations and cash flows in future periods. Such effects include foreign exchange gains and losses on assets and liabilities denominated in U.S. dollars, fair value gains and losses on derivative financial instruments, and changes in interest income and interest expense. These effects can be more volatile than our operating performance and our cash flows from operations. See “–Risks Related to Our Operations–Our hedging contracts may not effectively protect us from financial market risks and may negatively affect our cash flow.”

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

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant effect on Mexican private sector entities in general, and us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities. In the past, economic and other reforms have not been enacted because of legislative gridlock. However, in 2009, Mexico passed a new income tax law resulting in deferred income taxes to be paid with respect to consolidated companies for the period from 1999 to 2004. The Mexican congress has modified tax laws more frequently than other areas of the law. The timing and scope of such modifications are unpredictable, which can adversely affect our ability to manage our tax planning.

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

Politicians are currently focused on the 2012 presidential elections and reforms regarding labor policies, gas, electricity, social security and oil as well as other new reforms may not be approved in the near future. In the past, public sector spending has tended to decrease in election years, and we expect this will occur in 2012. As in previous presidential election cycles, we plan to partially counter this risk by bidding for projects abroad, although certain risks in other countries may adversely affect our opportunity to win awards or execute awarded projects in a profitable and timely manner. See “–Risks Related to Our Operations – Our participation in projects outside Mexico involves greater risks than those typically faced in Mexican projects and could jeopardize our profits.” The effects on the social and political situation in Mexico of the 2012 presidential elections and presidential succession could adversely affect the Mexican economy, including the stability of its currency, which in turn could have a material adverse effect on our business, financial condition and results of operations, as well as market conditions and prices for our securities.

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

Likewise, projects located in regions with recently increased insecurity may affect the revenues of projects based on number of users, such as our toll road, tunnel and airport concessions. In addition, the results of operations of our Sonora and Jalisco SPC detention center projects may be negatively affected in periods of increased insecurity.

Developments in other countries could adversely affect the Mexican economy, our business, financial condition or results of operations and the market value of our securities.

The Mexican economy, the business, financial condition or results of operations of Mexican companies and the market value of securities of Mexican companies may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. In recent years, economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of NAFTA and increased economic activity between the two countries. In the second half of 2008, the prices of both Mexican debt and equity securities decreased substantially as a result of the prolonged decrease in the United States securities markets. This general correlation continued in 2010 and 2011, even as both securities markets trended upward. Adverse economic conditions in the United States, the termination of NAFTA or other related events could have a material adverse effect on the Mexican economy. The Mexican debt and equities markets also have been adversely affected by ongoing developments in the global credit markets. We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not materially adversely affect our business, financial condition or results of operations.

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

If we issue new shares for cash in a private offering, as part of a capital increase, we must grant our stockholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in our company. Rights to purchase shares in these circumstances are known as preemptive rights. However, we are not legally required to grant holders of ADSs, Ordinary Participation Certificates, or CPOs, or shares in the United States any preemptive rights in any future private offering.

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

As of March 31, 2012, the total beneficial shareholding of our directors and executive officers (including shares held in a management trust) was approximately 56,079,285, or 9.09%, of our outstanding shares. This total included shares beneficially owned by the Chairman of our Board of Directors, Bernardo Quintana Isaac, or his family, including Alonso Quintana (our Chief Operating Officer and Chief Executive Officer designee, and a member of our Board of Directors), Diego Quintana (responsible for investments in our Industrial Construction division and all partnerships and a member of our Board of Directors), and Rodrigo Quintana (our General Counsel), comprising approximately 6.02% of our outstanding shares. Additionally, the management trust held 18,770,662, or 3.04%, of our outstanding shares (including 4,532,258 shares included in the total of beneficial ownership by the Quintana family). Another trust controlled by our management, the foundation trust, held 8,293,356, or 1.34%, of our shares. See “Item 6. Directors and Senior Management—Share Ownership” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” See “Item 6. Directors, Senior Management and Employees—Management Bonuses.”

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

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors,” include cancellations of significant construction projects included in backlog, material changes in the performance or terms of our concessions, additional costs incurred in projects under construction, failure to comply with covenants contained in our debt agreements, developments in legal proceedings, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms, changes to our liquidity, economic and political conditions and government policies in Mexico or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in inflation rates, exchange rates, regulatory developments, customer demand, competition and tax and other laws affecting ICA’s businesses. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

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

Since 1947, we have expanded and diversified our construction and related businesses. In the past, our business strategy had been to strengthen and expand our core construction business, while diversifying our sources of revenue. The Mexican economic crisis triggered by the peso devaluation in 1994 led us to seek new growth opportunities in related businesses in Mexico and in construction businesses outside of Mexico, notably Latin America. After a protracted construction crisis in Mexico, in 1999 we started our non-core divestment program, under which we sold non-core assets, and used the proceeds from such sales to pay corporate debt. We concluded our non-core divestment program in 2006. Subsequently, we redefined our business focus to emphasize our construction business, which in 2011 and 2010 accounted for approximately 79% and 81%, respectively, of our revenues. We have also increased our participation in construction-related businesses both in Mexico and in foreign markets, such as infrastructure operations and housing development, as part of our strategy to minimize the effect of business and macroeconomic cycles in the construction industry. The strategy to pursue projects in foreign markets will continue to be an ongoing practice in future years.

Capital Spending

Our capital spending program is focused on the acquisition, upgrading and replacement of property, plant and equipment as well as investments in infrastructure concessions required for our projects.

The following table sets forth our capital spending for each year in the two-year period ended December 31, 2011. Capital spending in the following table includes amounts invested for property, plant and equipment as well as for acquisitions of real estate inventories. Acquisitions of real estate inventories are included in operating activities in our consolidated statements of cash flows, for which reason the table below does not represent capital expenditures as reported in our consolidated statements of cash flows.

	Year Ended December 31,
	2011		2011	2010
	(Millions of U.S. dollars)		(Millions of Mexican pesos)
Construction:
Civil	U.S.$	61	Ps. 854	Ps. 888
Industrial		3	44	40

Subtotal		64	898	928
Airports		28	388	626
Concessions		115	1,603	2,239
Housing		256	3,561	4,255
Corporate and Other		1	20	37

Total	U.S. $	464	Ps. 6,470	Ps. 8,085

Aggregate capital spending decreased 20% in 2011 as compared to 2010. The decrease in aggregate capital spending in 2011 primarily reflected decreased spending in almost all of our segments, including our Civil Construction, Airports, Concessions and Housing segments, due to a combination of factors. In our Civil Construction segment, the decrease was primarily related to the phase of construction of the projects currently under execution, with certain capital investments (such as investments in major equipment) having been made in prior years. In our Airports segment, we completed the planned purchase of required security equipment in 2010, which was not a recurring expense. In our Housing segment, our capital spending decreased due to an overall deceleration during 2011.

Our principal capital expenditures currently in progress include Ps.1,603 million in investments in our Concessions segment. All of such principal expenditures are geographically located in Mexico and funded through third party financings, including proceeds from our 2011 notes offering and our 2009 equity offering. Third party financing, other than our 2011 8.9% senior notes offering and 2009 equity offering, is typically structured through project finance vehicles.

Capital expenditures in 2011 related to our Housing segment include Ps.3,561 million of real estate inventories which include land and projects under construction. Capital spending related to our real estate inventories was Ps.4,255 as of December 31, 2010.

Divestitures

In August 2011, we entered into a Share Purchase Agreement to sell the company which held our Corredor Sur tollroad concession, ICA Panama, to Empresa Nacional de Autopistas, S.A., or ENA, a corporation owned by the Government of Panama, for U.S.$420 million. The transaction was completed on August 24, 2011. Simultaneously with the completion of the sale, we repaid approximately U.S.$154 million of Corredor Sur’s outstanding debt.

In addition, in September 2011 we completed the sale of our Queretaro–Irapuato and Irapuato–La Piedad highway concessions, operated under the PPP mechanism, to our affiliate RCO in exchange for an increased shareholding from 13.6% to 18.7% in RCO and cash. In addition, RCO assumed the existing debt related to the concession projects. We continue to operate and provide maintenance services to these highways.

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

Public Sector Spending and the Mexican Economy

Our performance and results of operations historically have been tied to Mexican public sector spending on infrastructure and industrial facilities. Mexican public sector spending, in turn, has generally been dependent on the state of the Mexican economy and accordingly has varied significantly in the past. Mexico’s gross domestic product grew 1.5% overall in 2008, fell by approximately 6.5% in 2009 and grew 5.5% in 2010. In 2011, GDP increased 3.9%. The average interest rates on 28-day Mexican treasury notes were 4.2% in 2011, 4.4% in 2010 and 5.4% in 2009. Inflation was 3.8% in 2011, 4.4% in 2010 and 3.6% in 2009.

According to the INEGI, GDP of the Mexican construction sector, in real terms as compared to the prior year, increased 4.6% in 2011, remained flat at 0.0% in 2010 and decreased 6.4% in 2009, and represented 6.3%, 6.3% and 6.6% of Mexico’s total gross domestic product in those years, respectively. According to data published by the Mexican Ministry of Finance and Public Credit, the average annual budgetary investment in infrastructure was 3.5% of GDP during 2011, and 4.5% during the period between 2007 and 2011.

In 2007, President Felipe Calderon unveiled his National Infrastructure Program, which the government announced was designed to expand Mexico’s infrastructure, accelerate Mexico’s economic growth and make the Mexican economy more internationally competitive. The National Infrastructure Program anticipated public and private investments totaling Ps.951 billion from 2007 to 2012 in highways, railroads, ports, airports, telecommunications, water and sanitation, irrigation and flood control projects.

In addition, the National Infrastructure Program called for an additional Ps.1,581 billion in energy sector investments. In February 2008, the Mexican government announced the creation of the National Fund for Infrastructure within the Banco Nacional de Obras y Servicios Publicos, S.N.C., or Banobras, development bank. The government stated that it intended to use the National Fund for Infrastructure to counteract effects of the credit crisis and related turmoil in the global financial system by providing financing, including guarantees, for important projects. The initial funding of Ps.44 billion for the National Fund for Infrastructure came from the privatization of the first package of tollroads offered by the Fideicomiso de Apoyo Rescate de Autopistas Concesionadas, or FARAC, in 2007. In 2011, Banobras extended an historic record volume of credit totaling Ps.57 billion under this program, almost doubling the credit granted in 2010. In the last five years, Banobras has granted more than Ps.200 billion to finance infrastructure projects. The National Fund for Infrastructure has stated that it expects to channel approximately Ps.270 billion in resources into communications and transportation, environmental, water, and tourism development projects through 2012. Although the progress of the National Infrastructure Program has not been as rapid as originally announced, particularly in the areas of energy, ports, and railways, we have seen the rate of awards increase in water treatment and water supply and continued progress in highways. One of the beneficiaries of the National Fund for Infrastructure lending from Banobras development bank is our Rio de los Remedios highway project, which in February 2010 entered into a Ps.3,000 million facility with Banobras.

B. BUSINESS OVERVIEW

Our operations are divided into the following six segments:

•	Civil Construction,

•	Industrial Construction,

•	Concessions,

•	Airports,

•	Housing, and

•	Corporate and Other.

Our construction business is comprised of Civil Construction and Industrial Construction segments. Effective January 1, 2011, we consolidated the results of Rodio Kronsa into our Civil Construction segment. Prior period results have been restated for comparison purposes. In both construction segments, we provide a full range of services, including feasibility studies, conceptual design, engineering, procurement, project and construction management, construction, maintenance, technical site evaluations and other consulting services.

Historically, substantially all of our construction services were performed in connection with projects developed and financed by third parties. However, the current industry trend is that governments and government agencies, including the Mexican government and Mexican state-owned enterprises, have significantly changed their spending practices on traditional infrastructure and industrial facilities and have sought, instead, to stimulate private investment in such facilities. Accordingly, we are increasingly required to participate in arranging the financing for the construction of infrastructure facilities and to invest equity or provide other financing for such projects. Competition has also increased due in part to the ability of many foreign competitors to obtain financing on more attractive terms. We have experienced strong demand (and expect to continue experiencing strong demand) for infrastructure projects in which we are required to obtain financing, especially in projects for the construction of highways, railroads, power plants, hydroelectric projects, prisons, water storage facilities and oil drilling platforms and refineries, which is reflected in the higher volume of work we have recently undertaken on public sector projects.

Description of Business Segments

Construction

Our construction business is divided into the Civil Construction and Industrial Construction segments. In 2011, our construction business, comprised of the two construction segments, accounted for 79% of our revenues.

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

In recent years, however, our construction contracts have been increasingly of the fixed price type or not to exceed type, which generally do not provide for adjustment of pricing except under certain circumstances for inflation or as a result of errors in the contract’s specifications, or mixed price contracts in which a portion of the contract is at fixed price and the rest at unit prices. Examples of mixed price projects in which we are currently involved include the La Yesca hydroelectric project in the Civil Construction segment and the clean fuels projects with Pemex in the Industrial Construction segment. Fixed price, not-to-exceed and mixed price contracts collectively accounted for approximately 83% of our construction backlog as of December 31, 2011 and 86% of our construction backlog as of December 31, 2010. We believe that fixed price contracts are more prevalent in the construction market and the contracts that we enter into in the future may reflect this shift to fixed price contracts. Additionally, we expect that, because of conditions attendant to financing arrangements, future concession-related, infrastructure and industrial construction contracts may restrict the adjustment of the contract price for additional work done due to incorrect contract specifications.

However, under Mexican law, traditional public works contracts provide for the price adjustment of certain components, regardless of whether the contract is fixed price or mixed price. Under a traditional public works mechanism, the counterparty pays us periodically (often monthly) as our work is certified over the term of the contract and we do not finance the project.

We earn a significant portion of our construction revenues under contracts whose prices are denominated in currencies other than Mexican pesos, substantially all of which are of the fixed price, mixed price or not-to-exceed type. Approximately 20% of our contract awards in 2011 (based on the contract amount) were foreign-currency denominated. Approximately 21% of our construction backlog as of December 31, 2011 was denominated in foreign currencies. Substantially all of our foreign-currency denominated contracts are denominated in U.S. dollars, except for contracts entered into by our Rodio Kronsa subsidiary and certain other foreign projects, which are denominated in other currencies such as euros, Peruvian soles, Costa Rica colones and Colombian pesos.

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

We obtain new contracts for new projects either through a process of competitive bidding or through negotiation. Generally, the Mexican Federal Public Administration and its agencies may only award construction contracts through a public bidding process conducted in accordance with the Public Works and Related Services Law (Ley de Obras Publicas y Servicios Relacionados con las Mismas). However, public sector construction contracts may be awarded without a public bidding process under limited circumstances, such as: (i) in response to certain emergencies, including those relating to public health and safety as well as environmental disasters; (ii) when the project to be executed will be performed exclusively for military purposes or if the bidding process could jeopardize national security; (iii) when a publicly-bid contract has been rescinded due to breach by the winning contractor; (iv) when a public bidding process is declared void due to a lack of offers that comply with the bidding guidelines or prices or inputs are unacceptable, provided that the conditions of contracting are the same as those originally published; or (v) when there is a proven strategic alliance between the government and the contractor in order to promote technological innovation in projects. The majority of the contracts for new projects awarded to us from Mexican public-sector clients are awarded through competitive bidding. Most contracts for new projects awarded to us by private sector and foreign government clients are also the result of a bidding process.

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

In addition to contracts for new projects, increases in the scope of work to be performed in connection with existing projects are an important source of revenue for us. In 2011, increases in scope of work accounted for Ps.12,394 million, or 35%, of our year-end backlog. Contracts for such work are not typically put up for bid, but are negotiated by the client with the existing contractor.

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

The following table sets forth, at the dates indicated, our backlog of construction contracts.

	As of December 31,
	2011	2011	2010
	(Millions of U.S. dollars)	(Millions of Mexican pesos)
Construction
Civil	U.S. $2,022	Ps.28,203	Ps.26,844
Industrial	510	7,115	8,455

Total	U.S. $2,532	Ps.35,318	Ps.35,299

Total contract awards and net additions to existing contracts totaled Ps.33,940 million (approximately U.S.$2,433 million) in 2011. See Note 9 to our consolidated financial statements. Five projects represented approximately 63% of backlog in the Civil Construction segment, and 50% of total backlog, at December 31, 2011. The following table sets forth certain information relating to these five projects.

As of December 31, 2011	Amount	Estimated Completion Date	% of Total Backlog
	(Millions of Mexican pesos)
Civil Construction
Mitla-Tehuantepec highway	Ps. 5,591	Fourth quarter of 2014	16
Eastern Discharge Tunnel	3,698	First quarter of 2013	10
Autovia Urbana Sur	3,148	First quarter of 2013	9
SPC Jalisco	2,670	Third quarter of 2012	8
SPC Sonora	2,549	Third quarter of 2012	7

As of December 31, 2011, approximately 9% of construction backlog was attributable to construction projects outside Mexico and public sector projects represented approximately 93% of our total backlog. At December 31, 2011, contracts with a value exceeding U.S.$500 million accounted for 26% of our total backlog, contracts with a value ranging from U.S.$50 million to U.S.$250 million accounted for 56% of our total backlog, and contracts with a value of less than U.S.$50 million accounted for 18% of our total backlog.

The amount of backlog is not necessarily indicative of our future revenues related to the performance of such work. Although backlog represents only business that is considered to be firm, we cannot assure you that cancellations or scope adjustments will not occur.

In certain instances, we have guaranteed completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any such schedule or performance requirements could result in costs that exceed projected profit margins, including substantial penalties fixed as a percentage of a contract price. Fixed price, not-to-exceed and mixed price contracts collectively accounted for approximately 83% of our construction backlog as of December 31, 2011. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Construction—Construction Backlog.”

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

In our Civil Construction segment, in addition to the Mexican companies, we compete primarily with Spanish and Brazilian companies. Major competitors include Impulsora del Desarrollo y el Empleo en America Latina, S.A.B. de C.V., or IDEAL, and Carso Infraestructura y Construcciones, S.A. de C.V., both related parties of Grupo Carso, Gutsa Construcciones, S.A. de C.V., Tradeco Infraestructura, S.A. de C.V., La Peninsular Compañia Constructora S.A. de C.V. (a member of Grupo Hermes), Promotora y Desarrolladora Mexicana, S.A. de C.V., Azvi-Cointer de Mexico, S.A. de C.V., Fomento de Construcciones y Contratas, S.A., or FCC, ACS Actividades de Construcciones y Servicios, S.A. and Dragados S.A. (together, ACS), Constructora Norberto Odebrecht S.A. and Andrade Gutierrez S.A. This market is fragmented, with many small local participants in civil construction.

In our Industrial Construction segment, we compete with Mexican, Brazilian, Argentine, Korean, French and Japanese companies, including Odebrecht, Cobra Gestion de Infraestructuras, S.A. and Dragados Industrial and Dragados Offshore (each part of ACS), Techint S.A. de C.V., Duro Felguera Mexico, S.A. de C.V., Mitsubishi Corporation, Swecomex, S.A. de C.V. (a member of Grupo Carso), Transportacion Maritima Mexicana, S.A. de C.V., Samsung Ingenieria Manzanillo, S.A. de C.V., Grupo R S.A. de C.V., Korea Gas Corporation, Abengoa/Abener Energia, CELASA, Construcciones Mecanicas Monclova, Industrial Perforadora de Campeche, Inelectra, Samsung Engineering, Senermex, Snam/Saipam, Tecnicas Reunidas, Technip, Tradeco and TransCanada.

In our Concessions segment, we compete primarily with Mexican and Spanish companies, including IDEAL, Isolux Corsan Concesiones, S.A., Globalvia Infraestructuras, S.A. de C.V., Compañia Contratistas Nacional, S.A. de C.V., OHL Mexico, S.A.B. de C.V., Promotora y Operadora de Infraestructura, S.A.B. de C.V., Tradeco Infraestructura, S.A. de C.V., Fomento de Construcciones y Contratas, S.A., Abengoa Mexico, S.A. de C.V. and Impulsa Infraestructura, S.A. de C.V.

We believe that our proven track record in Mexico and our experience and know-how have allowed us to maintain our leadership position in the Mexican construction market. In recent years, the sponsors of many infrastructure construction and industrial construction projects throughout the world, including in Mexico, have required contractors to provide construction on a “turnkey” basis. Many of our foreign competitors have better access to capital and greater financial and other resources and we have been increasingly experiencing significant competition in Mexico from Brazilian, Japanese, Spanish and, to a lesser extent, other European construction companies. Our Rodio Kronsa subsidiary faces substantial competition in Spain from large construction companies that operate in that market, as well as from smaller, specialized construction companies that provide the same services offered by Rodio Kronsa.

Raw Materials

The principal raw materials we require for our construction operations are cement, construction aggregates and steel. In our Civil Construction segment, raw materials accounted for Ps.2,056 million, or 46%, of our cost of sales in 2011 and Ps.4,549 million, or 15%, of our cost of sales in 2010. In our Industrial Construction segment, raw materials accounted for Ps.2,056 million, or 46% of our costs of sales in 2011, and Ps.2,000 million, or 7%, of our cost of sales in 2010.

Civil Construction

Our Civil Construction segment focuses on infrastructure projects in Mexico, including the construction of roads, highways, transportation facilities (such as mass transit systems), bridges, dams, hydroelectric plants, prisons, tunnels, canals and airports, as well as on the construction, development and remodeling of large multi-storied urban buildings, including office buildings, multiple-dwelling housing developments and shopping centers. Our Civil Construction segment has also pursued opportunities in other parts of Latin America, the Caribbean, Asia and the United States, and is currently pursuing select opportunities outside of Mexico and performing three construction projects in Panama, one in Colombia and one in Costa Rica. Our Civil Construction segment performs activities such as demolition, clearing, excavation, de-watering, drainage, embankment fill, structural concrete construction, concrete and asphalt paving, and tunneling. In 2011, our Civil Construction segment accounted for approximately 67% of our total revenues. Effective January 1, 2011, we consolidated the results of Rodio Kronsa, consisting of our Spanish operations and accounting for 4% of our total revenues in 2011, into our Civil Construction segment. Prior period results for 2010 have been restated for comparison purposes.

The Civil Construction segment’s projects are usually large and complex and require the use of large construction equipment and sophisticated managerial and engineering techniques. Although our Civil Construction segment is engaged in a wide variety of projects, our projects generally involve contracts whose terms range from two to five years.

We have played an active role in the development of Mexico’s infrastructure and have completed large infrastructure facilities and constructed buildings throughout Mexico and Latin America. Among the facilities and buildings we have constructed from our incorporation in 1947 through 2011:

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

•	various hotels and office buildings, including the Maria Isabel Sheraton, Nikko, Paraiso Radisson Mexico City, Westin Regina Los Cabos and the Torre Mayor, among others;

•	lines one through nine, A and part of B of the Mexico City metro system; and

•	the Mexico City sewage system.

The most important projects under construction by the Civil Construction segment during 2011 included:

•	Line 12 of the Mexico City metro system;

•	the Rio de los Remedios-Ecatepec highway;

•	the La Yesca hydroelectric project;

•	the Autovia Urbana Sur second level expressway;

•	the SPC Sonora and SPC Jalisco projects; and

•	the Eastern Discharge Tunnel of the Mexico City valley drainage system;

The Civil Construction segment’s contract awards in 2011 totaled approximately Ps.19,335 million (approximately U.S.$1,386 million), of which Ps.2,968 million were awarded outside Mexico.

Autovia Urbana Sur. We were awarded a 30-year concession by the Federal District of Mexico, as part of a consortium with IDEAL, and a construction contract for the elevated toll section of the Autovia Urbana Sur expressway in Mexico City. The fixed price contract totals Ps.5,366 million and is expected to be executed over approximately 19 months.

Eastern Discharge Tunnel. In November 2008, the Mexican National Water Commission (Comision Nacional de Aguas), the government of Mexico City and the government of the state of Mexico, acting together as a trust, awarded an ICA-led consortium a Ps.9,526 million (excluding value-added tax) contract for the construction of the Eastern Discharge Tunnel (Tunel Emisor Oriente) in the Mexico City valley. The tunnel will increase drainage capacity in the Mexico City region and prevent flooding during the rainy season. The ICA-led consortium, Constructora Mexicana de Infraestructura Subterranea, S.A. de C.V., is comprised of Ingenieros Civiles Asociados, S.A. de C.V., Carso Infraestructura y Construccion, S.A. de C.V., Construcciones y Trituraciones, S.A. de C.V.,

Constructora Estrella, S.A. de C.V. and Lombardo Construcciones, S.A. de C.V. We recognize 50% of the operations from this project, or Ps.4,727 million of the total construction contract. In 2011, we entered into an agreement increasing our share of the total contract value to Ps.7,062 million. The fixed-term contract has both unit price and fixed price components, and scheduled completion of the project for January 2013. The construction contract is under a traditional public works mechanism, in which the counterparty pays us periodically (often monthly) as our work is certified over the term of the contract and we do not finance the project. The project includes the construction of a 62-kilometer tunnel and 24 related access shafts. The tunnel will start at the border of the Federal District and Ecatepec, run along one side of Lake Zumpango, and end in El Salto, Hidalgo.

Line 12 of the Mexico City Metro. In July 2008, the government of Mexico City through its Directorate General of Transportation Works awarded an ICA-led consortium a Ps.15,290 million (excluding value-added tax) construction contract for Line 12 of the Mexico City metro system. Our civil construction subsidiary Ingenieros Civiles Asociados, S.A. de C.V. holds a 53% interest in the consortium, while Carso Infraestructura y Construccion, S.A. de C.V., the construction partner, holds a 17% interest, and Alstom Mexicana, S.A. de C.V., the integrator for the electro-mechanical systems, holds a 30% interest. The construction contract is under a traditional public works mechanism, in which the counterparty pays us periodically (often monthly) as our work is certified over the term of the contract and we do not finance the project. After a modification agreement with the client, we expect to complete this fixed-price, fixed-term project in the second half of 2012. The project includes the construction of a new 24.7-kilometer metro line that will link the eastern and western parts of the city, from Tlahuac to Mixcoac. The terms of the construction contract require us to post a performance bond in the amount of 10% of the total contract value, to be canceled on completion of the works. Once completed, Line 12 is expected to have the capacity to serve up to 412,000 passengers per day. The Mexico City metro system is the fifth largest urban transport system in the world, today extending more than 200 kilometers on 11 lines. Once Line 12 is completed, the system will extend more than 225 kilometers.

La Yesca. In September 2007, the Mexican Federal Electricity Commission awarded a U.S.$768 million contract for the engineering, procurement and construction of the La Yesca hydroelectric project to our subsidiary Constructora de Proyectos Hidroelectricos S.A. de C.V., or CPH. The La Yesca hydroelectric project is located on the border between the states of Jalisco and Nayarit, and is comprised of civil construction, electromechanical and ancillary work including the procurement, engineering, construction, transportation, start-up, testing and commissioning of two 375-megawatt turbogenerating units. The terms of the La Yesca contract required that we secure financing for the project costs and limit disbursements during the construction phase to 90% of the cash cost of any certified work performed. CPH arranged financing of U.S.$910 million for a construction line of credit and U.S.$80 million at commencement for a revolving line of credit for the La Yesca hydroelectric project from WestLB AG, which also structured the financing for the El Cajon hydroelectric project. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—La Yesca.” Because the terms of the construction contract provide that the Mexican Federal Electricity Commission will pay for the project upon completion and the financing obtained by CPH covers only the project’s cash costs, the project will not generate any significant cash flow to us until completion, which is scheduled to occur in the fourth quarter of 2012. However, because we recognize revenues from the La Yesca hydroelectric project based on the percentage-of-completion method of accounting, the project generated a substantial portion of our revenues in 2010 and 2011. The La Yesca hydroelectric project generated Ps.3,273 millions of revenue, or 8% of total revenues, in 2011. The La Yesca hydroelectric project represented a substantial portion of our receivables and our indebtedness in 2011 and is expected to continue to represent a substantial portion of our receivables and our indebtedness in 2012. At December 31, 2011, we had Ps.14,040 million in contract receivables (including receivables recognized using the percentage-of-completion method of accounting) and Ps.13,208 million of debt in our consolidated financial statements relating to the La Yesca hydroelectric project, which debt and receivables are now considered current.

Our Civil Construction segment has pursued infrastructure projects in Central and South America and the Caribbean, and we expect to continue to do so on a case-by-case basis in the future. Projects in these areas ranged from construction of a section of the subway system in Santiago, Chile to the construction of a natural gas pipeline system in Argentina and the Caruachi hydroelectric dam in Venezuela. In 2011, 6% of our revenues in the Civil Construction segment were attributable to construction activities outside Mexico. In January 2010, a consortium of ICA with 43%, Fomento de Construcciones y Contratas of Spain with 43%, and Constructora Meco of Costa Rica with 14%, was awarded a contract with an approximate value of U.S.$268 million by the Panama Canal Authority for the construction of a 3 kilometer section of the new Pacific Access Channel (PAC-4) for the Panama Canal’s new Pacific locks, running parallel to the existing channel from the Pedro Miguel to the Miraflores locks. The unit price, fixed term public works contract was awarded through an international bidding process. The PAC-4 contract is part of the overall project to widen the Panama Canal. In 2011, we were awarded contracts to (i) build the Northern Interceptor Tunnel in Medellin, Colombia, (ii) extend the Avenida Domingo Diaz and Corredor Norte highways, both in Panama City, Panama and (iii) expand the Atlantic petroleum terminal in Limon, Costa Rica.

Industrial Construction

Our Industrial Construction segment focuses on the engineering, procurement, construction, design and commissioning of large manufacturing facilities such as power plants, chemical plants, petrochemical plants, fertilizer plants, pharmaceutical plants, steel mills, paper mills, drilling platforms and automobile and cement factories. In 2011, our Industrial Construction segment accounted for 12% of our total revenues.

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

During 2011, 79% of the Industrial Construction segment’s revenues were derived from work performed for the public sector, as compared to 83% in 2010. The segment’s most important clients are Pemex Exploracion y Produccion, Pemex Refinacion and Pemex Gas y Petroquimica Basica. In the private sector, the segment’s most important clients in 2011 were Altos Hornos de Mexico, S.A. de C.V., or AHMSA, Minera y Metalurgica del Boleo, S.A. de C.V. and Minera Mexico, S.A. de C.V.

Typical Projects. Projects in our Industrial Construction segment typically involve sophisticated engineering techniques and require us to fulfill complicated technical and quality specifications. Our Industrial Construction segment contracts, as of December 31, 2011, were 45% peso-denominated and 55% dollar-denominated. 16% were unit-price, 37% were fixed price, 37% were mixed price and 10% were cost reimbursements, mainly from the contract for the Boleo mining project.

Among the principal projects we have completed in the Industrial Construction segment recently are:

•	the Pemex Cayo Arcas offshore housing platform; and

•	the Pemex Reynosa V plant.

The Industrial Construction segment’s contract awards in 2011 totaled approximately Ps.2,210 million (approximately U.S.$158 million) and included projects such as:

•	the Dos Bocas Marine Terminal II;

•	the Ethylene XII petrochemical plant;

•	the PB Litoral T oil drilling platform;

•	the AHMSA Fenix Project; and

•	the ESDE Cananea III Plant Phase 2.

The most important projects under construction by the Industrial Construction segment during 2011 included:

•	the engineering, procurement and construction management contract for the Boleo mining project in Baja California Sur;

•	the Chicontepec II hydrocarbon deposit exploitation works;

•	the AHMSA Phase II steel mill and plate line expansion;

•	the four Pemex clean fuels low sulfur gasoline projects in Minatitlan, Cadereyta, Madero and Salina Cruz;

•	the Minatitlan II refinery;

•	the Terminal Dos Bocas I tank repairs; and

•	a cryogenic plant at the Poza Rica gas processing complex.

In 2012, Mexico’s state-owned oil company, Pemex, awarded a contract to ICA-Fluor for the engineering and construction of the first phase of a new refinery in Tula, Hidalgo. We will continue to proportionally consolidate the revenues from the U.S.$135 million contract as with all of ICA-Fluor’s projects through 2012.

Concessions

Our Concessions segment focuses on the construction, development, maintenance and operation of long-term concessions of tollroads, tunnels and water projects and accounted for 7% of our total revenues in 2011. The construction work we perform on our concessions is included in our Civil Construction segment. During 2011, we participated in six operating concessioned highways and one operating concessioned tunnel (the Acapulco tunnel) that we consolidate, and in the management and operation of a water treatment plant in Ciudad Acuña and other water supply systems, including the Aqueduct II water supply system.

Contracting Practices

Mexican state and municipal governments and the governments of certain foreign countries award concessions for the construction, maintenance and operation of infrastructure facilities. The Mexican government actively pursues a policy of granting concessions to private parties for the design, construction, financing, maintenance and operation of highways, prisons, bridges and tunnels to promote the development of Mexico’s infrastructure without burdening the public sector’s resources and to stimulate private-sector investment in the Mexican economy. A long-term concession is a license of specified duration (typically between 20 and 40 years), granted by a federal, state or municipal government to finance, build, establish, operate and maintain a public means of communication or transportation.

Our return on any investment in a concession is based on the duration of the concession, in addition to the amount of toll revenues collected or government payments based on operation volume, operation and maintenance costs, debt service costs and other factors. Recovery of our investment in highway concessions is typically accomplished through the collection of toll tariffs or, if under the PPP contract structure, a fixed payment for highway availability (together with a smaller shadow tariff based on traffic volume), or a combination of the two methods. Our return on investment in our water treatment concessions is generally based on the volume of water supplied or treated. Revenues from our SPC projects (the federal detention centers in Sonora and Jalisco) are based on fees paid by the Mexican federal government for their operation and maintenance.

To finance the obligations of our projects, we typically provide a portion of the equity and the rest is arranged through third party financing in the form of loans and debt securities. Recourse on the indebtedness is typically limited to the subsidiary engaged in the project. Our investment of equity is returned over time once the project is completed. Generally, we contribute equity to a project by accepting deferred payment of a portion of its construction contract price or through direct capital contributions. Depending on the requirements of each specific infrastructure concession project, we typically seek to form a consortium with entities that have expertise in different areas and that can assist us in obtaining financing from various sources.

Highway and Tunnel Concessions

During 2011, we participated in three operating concessions: two highways and one operating concessioned tunnel (the Acapulco tunnel) that we consolidate.

The following table sets forth certain information as of December 31, 2011, regarding the highway and tunnel concessions in which we currently participate, either through subsidiaries or affiliates. As of December 31, 2011, we had three highway and tunnel concessions in operation.

Concession (highway and tunnel)	Kilometers	Date of Concession	Concession Term (Years)	% Ownership of Concessionaire(1)	% Ownership of Construction	Concessionaire’s Net Investment in Concession (Millions of Mexican pesos)(2)
The Kantunil-Cancun Highway (3)(4)	296	1990	30	100	100	2,309
Acapulco tunnel(3)(4)	2.9	1994	40	100	100	848
Nuevo Necaxa-Tihuatlan Highway(5)	85	2007	30	50	60	2,812
Rio Verde-Ciudad Valles Highway(4)	113.2	2007	20	100	100	3,563
RCO first package of tollroads(3)(6)	725	2007	30	18.7	100	4,538
The La Piedad Bypass(4)	21	2009	30	100	100	1,672
Mitla-Tehuantepec highway(4)	169	2010	20	100	60	5
Autovia Urbana Sur(6)	15.9	2010	30	30	100	393

(1)	Does not include the Mexican federal or local governments’ non-recoverable grants.
(2)	Represents each concessionaire’s investment in the applicable concession, net of depreciation and revaluation of assets for inflation through 2007, except for RCO, in which it represents net investment in equity.
(3)	Concession in operation.
(4)	Concession fully consolidated in our financial statements.
(5)	Concession proportionally consolidated in our financial statements.
(6)	Concession accounted for using the equity method in our financial statements.

Acapulco Tunnel. In 1994, the government of the state of Guerrero granted our subsidiary Tuneles Concesionados de Acapulco, S.A. de C.V., or TUCA, a 25-year concession for the construction, operation and maintenance of a 2.9-kilometer tunnel connecting Acapulco and Las Cruces. The concession term started in June 1994. On November 25, 2002, the Congress of the State Government of Guerrero approved the extension of the concession term by 15 years because the actual volume of usage was lower than the amount foreseen by the terms of the concession agreement. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Acapulco Tunnel” and Note 13 to our audited consolidated financial statements.

Corredor Sur. In 1995, the Panamanian Ministry of Public Works awarded ICA Panama, S.A., our then wholly-owned subsidiary, a 30-year concession for the construction, operation and maintenance of the Corredor Sur highway, a four-lane, 19.8-kilometer highway in Panama. The first segment of the highway opened in August 1999 and the final segment opened in February 2000. In March 2010, we were approached by the Government of Panama, which expressed its interest in purchasing our investment in the Corredor Sur tollroad for U.S.$420 million. In August 2011, we entered into a Share Purchase Agreement to sell our Corredor Sur tollroad concession (via a sale of 100% of ICA Panama’s shares) to ENA, a corporation owned by the Government of Panama, for U.S.$420 million. The sale was completed on August 24, 2011. Simultaneously with the completion of the sale, we repaid approximately U.S.$154 million of Corredor Sur’s outstanding debt. The results of Corredor Sur for the 2010 and 2011 periods, including the gain on sale, have been reclassified as discontinued operations and are not included in operating income.

The Irapuato-La Piedad Highway. In September 2005, the Ministry of Communications and Transportation awarded us a 20-year concession for the modernization, operation, conservation and maintenance of the Irapuato—La Piedad Highway. The 74.3 kilometer Irapuato—La Piedad highway will be a toll-free road under a PPP contract. Recovery of our investment will be accomplished through a two-part integrated quarterly payment made by the Ministry of Communications and Transportation. We will be paid a fixed payment for highway availability and a shadow tariff based on traffic volume. The improvements to the highway were completed and became fully operational in September 2009. In September 2011, we completed the sale of our Irapuato-La Piedad and Queretaro-Irapuato (described below) highway concessions in exchange for an increased shareholding from 13.6% to 18.7% in our affiliate RCO and cash. We continue to operate and provide maintenance services to these highways. The results of operation prior to the sale are included in the Concessions segment’s results of operations. The gain on the sale of these concessions is included as other income within other income.

The Queretaro-Irapuato Highway. In June 2006, the Ministry of Communications and Transportation awarded us a 20-year concession for the modernization, operation, conservation and maintenance of the Queretaro—Irapuato Highway. The 108-kilometer Queretaro—Irapuato highway, of which 93 kilometers is under our concession, is a toll-free road under a Public/Private Partnership contract. Recovery of our investment is expected to be accomplished through a two-part integrated quarterly payment made by the Ministry of Communications and Transportation. We are to be paid (1) a fixed payment for highway availability and (2) a shadow tariff based on traffic volume. After delays in the acquisition of required rights of way, the improvements to the highway were completed in 2010 and the highway is now operational. In September 2011, we completed the sale of our Queretaro-Irapuato and Irapuato-La Piedad (described above) highway concessions in exchange for an increased shareholding from 13.6% to 18.7% in our affiliate RCO and cash. We continue to operate and provide maintenance services to these highways. The results of operation prior to the sale are included in the Concessions segment’s results of operations through the date of the sale. The gain on the sale of these concessions is included as other income within operating income.

Nuevo Necaxa-Tihuatlan Highway. In June 2007, the Ministry of Communications and Transportation awarded us a 30-year concession for the construction, operation, maintenance and preservation of the Nuevo Necaxa—Tihuatlan highway. The 85-kilometer highway is located in the states of Puebla and Veracruz. The 30-year concession, with a total investment of approximately U.S.$631 million, includes: (i) construction, operation, maintenance, and preservation of the 36.6 kilometer Nuevo Necaxa—Avila Camacho segment; (ii) operation, maintenance, and preservation of the 48.1 kilometer Avila Camacho—Tihuatlan segment; and (iii) a long-term service contract to sustain the capacity of the highway for the Nuevo Necaxa—Avila Camacho segment, in accordance with the exclusive rights provided by the concession. This is the final tranche to complete the highway that will connect Mexico City with the port of Tuxpan in Veracruz. In June 2008, we entered into a financing agreement in the amount of Ps.6,061 million to finance the construction of this project. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Nuevo Necaxa—Tihuatlan.”

The Rio Verde-Ciudad Valles Highway. In July 2007, the Ministry of Communications and Transportation awarded the 20-year concession for a 113.2-kilometer highway between Rio Verde and Ciudad Valles in the state of San Luis Potosi to a consortium made up of our subsidiaries. The estimated total investment will be approximately U.S.$286 million. The scope of the concession includes: (i) the operation, conservation, maintenance, modernization, and widening of a 36.6 kilometer tranche from Rio Verde—Rayon; (ii) the construction, operation, conservation, and maintenance of an 68.6 kilometer tranche from Rayon—La Pitahaya; and (iii) the operation, conservation, maintenance, modernization, and widening of an 8.0 kilometer tranche from La Pitahaya—Ciudad Valles. This concession includes the exclusive right for the 20-year service contract with the Mexican federal government, acting through the Ministry of Communications and Transportation. On September 19, 2008, we procured the financing for this project in the amount of Ps.2,550 million. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Rio Verde-Ciudad Valles Highway.”

The First FARAC Package of Highways (RCO). On October 3, 2007, our affiliate RCO, of which we own 18.7% as of December 31, 2011, paid the Mexican government Ps.44,051 million for the concession to operate the first package of FARAC tollroads, which was awarded on August 6, 2007. RCO’s payment was financed by long-term bank loans incurred by RCO and capital contributed by RCO’s owners. RCO assumed responsibility for construction, operation, conservation, and maintenance of four tollroads through 2037. The Maravatio—Zapotlanejo, Guadalajara—Zapotlanejo, Zapotlanejo—Lagos de Moreno, and Leon—Lagos—Aguascalientes tollroads have a total length of 558 kilometers in the states of Michoacan, Jalisco, Guanajuato and Aguascalientes. The concession agreement also called for the consortium to make investments of up to Ps.1.5 billion to expand the toll roads through 2010. In October 2009, RCO placed Ps.6,550 million in equity-linked structured notes with Mexican institutional investors on the Mexican Stock Exchange. RCO used the net proceeds of the capital increase primarily to pay down debt. After the transaction (including our purchase of additional Series A shares in RCO at the same price per share as the Series B shares underlying the equity-linked structured notes), we owned 13.6% of RCO. On September 23, 2011, we announced that we had sold to RCO 100% of our shares in COVIQSA and CONIPSA (the concessionaires of the Queretaro-Irapuato and Irapuato-La Piedad highways, respectively), in exchange for consideration in cash and, principally, additional shares in RCO, which increased our ownership of RCO to 18.7%. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources — Indebtedness—RCO.” We record our investment in RCO as a long-term investment in unconsolidated affiliates. RCO’s debt is not consolidated and our share in the income of RCO is recorded in the line item “share of income in unconsolidated affiliates.”

We are entitled to appoint two members of RCO’s ten-voting member board. Goldman Sachs Infrastructure Advisors 2006 and Goldman Sachs Global Infrastructure Partners, collectively GSIP, appoint three members, RCO appoints one member, and there are four independent members. Most decisions by RCO’s board are taken by majority vote, although certain decisions, including hiring key management and entering into agreements with the shareholders, may only be taken after approval by the majority plus one of the voting members and certain other decisions, including calls for additional investments and entering into, modifying or terminating any arrangement in excess of U.S.$20 million, may only be taken after approval by 90% of the voting members.

The Kantunil-Cancun Highway (Mayab Consortium). On March 12, 2008, we acquired all the equity of the Mayab Consortium, which holds the concession for the Kantunil-Cancun tollroad. We paid Ps.912 million to acquire the Mayab Consortium, which holds the concession to construct, operate, and maintain the 241.5-kilometer highway that connects the cities of Kantunil and Cancun in the states of Yucatan and Quintana Roo through December 2020. In August 2011, we signed an amendment to our concession agreement with the Ministry of Communications and Transportation to construct an extension of the tollroad. The amendment includes the construction, operation, conservation and maintenance of a 54-kilometer expansion of the Kantunil-Cancun highway to Playa del Carmen and extends the term of the concession to 2050. The expansion of the highway will require an estimated investment of approximately Ps.1,900 million. We consolidate the investment in our consolidated financial statements, including long term debt that, as of December 31, 2011, was equivalent to Ps.2,446 million. This long-term debt matures in 2019 and 2020, and are expected to be repaid from toll revenues generated by the concession. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—The Kantunil-Cancun Highway (Mayab Consortium).”

The La Piedad Bypass. On March 24, 2009, through our wholly-owned subsidiary Libramiento ICA La Piedad, S.A. de C.V., we entered into a thirty-year concession for (i) the construction, operation, conservation and maintenance of the 21.38-kilometer La Piedad Bypass, to alleviate congestion caused by long-haul traffic between the Bajio region and western Mexico, and (ii) the modernization of 38.8 kilometers of the toll-free Federal Highway 110 in the states of Guanajuato and Michoacan and 7.32 kilometers of Highway 90.

The Mitla-Tehuantepec Highway. On June 17, 2010, through our wholly-owned subsidiaries Caminos y Carreteras del Mayab, S.A.P.I. de CV, and Controladora de Operaciones de Infraestructura, S.A. de C.V., or CONOISA, we entered into a twenty-year PPP concession for the construction, operation and maintenance of the 169-kilometer Mitla-Tehuantepec federal highway in Oaxaca. The road includes three segments: Mitla-Entronque Tehuantepec II, Mitla-Santa Maria Albarradas and Lachiguiri-Entronque Tehuantepec II. The construction work is expected to take 40 months. The highway will link the city of Oaxaca with the Isthmus of Tehuantepec, increasing the connectivity of the industrial port of Salina Cruz with central Oaxaca. The modernized highway is expected to promote the economic development of the region and the communities along its route. The engineering and design phase has begun and we expect to begin construction in the second quarter of 2012. In January 2012, we completed the transfer of 40% of this concession to IDEAL and now hold 60%.

Autovia Urbana Sur. We were awarded by Mexico City, as part of a consortium with IDEAL, a 30-year design, construction, maintenance and operating concession for the elevated toll section of the Autovia Urbana Sur expressway in Mexico City. Recovery of our investment is expected through the collection of tolls.

Barranca Larga-Ventanilla Highway. On April 16, 2012, the Ministry of Communications and Transportation awarded us a 30-year concession for the construction, operation and maintenance of the 104-kilometer Barranca Larga-Ventanilla tollroad in the state of Oaxaca. The construction work is expected to take 24 months and will be included in our backlog as of the second quarter of 2012. The development bank Banobras and the National Infrastructure Fund are expected to participate in the financing of the project, the acquisition of which is subject to customary regulatory approval by the Federal Competition Commission.

Other Long-Term Investments

Long-term contract	Kilometers/ Volume	Date of Concession	Concession Term (Years)	% Ownership of Concessionaire	% Ownership of Construction	Concessionaire’s Net Investment in Concession (Millions of Mexican pesos)
Rio de los Remedios(1)	26 km	2008	5 (Renewable)	50	50	0
SPC Projects	N/A	2010	22	100	100	2,755.6

(1)	Concession fully consolidated in our financial statements. In May 2007, the contract was amended and restated. In the third quarter of 2011, the contract was amended to increase the value of the contract for the construction of the highway.

Rio de los Remedios—Ecatepec. In 2008, we began participating in the Rio de los Remedios—Ecatepec project with a 50% interest in Viabilis Infraestructura, the contractor for the construction and financing of public works. In June 2009, we obtained a controlling interest in Viabilis by purchase one additional share above our existing 50% interest, allowing us an additional seat on the board of directors of Viabilis. As of such date, we consolidate Viabilis. The Ps.6,568 million project relates to covering a drainage canal and building a 25.5-kilometer toll highway in the Mexico City and state of Mexico metropolitan areas. The project calls for construction in three phases, with Phase 1 completed in July 2009 and Phase 2 and Phase 3 are estimated to be completed in 2012. Viabilis was awarded the construction contract for the project on November 15, 2004 by the System of Highways, Airports, Related and Auxiliary Services of the government of the state of Mexico. The contract was amended and restated in May 2007. In June 2008, we obtained bridge loan financing for the project in the amount of U.S.$40 million structured by the Ahorro Corporacion of Spain with Caja de Ahorros Municipal de Burgos as agent for various lenders. We have repaid the bridge loan and subsequently became a lender to the project, and in February 2010 we entered into a long term financing agreement, subject to certain conditions precedent, in which

Phases 2 and 3 of the project will receive a loan in the amount of Ps.3,000 million from Banobras development bank. On March 9, 2012, we entered into a Share Purchase Agreement with Viabilis under which we expect to acquire Viabilis on a wholly owned basis. The sale is pending certain customary conditions precedent and other consents.

SPC Projects. In February 2011, we began construction pursuant to two agreements to build and operate over a 22-year term two federal penitentiaries: one for Ps.3,796 million and one for Ps.3,748 million. Construction for the projects is expected to take 16 months and has been included in our backlog as of the first quarter of 2011. The infrastructure operations relate to non-penitentiary services.

Water Distribution and Water Treatment Concessions

During 2010, we participated in one operating concessioned water treatment plant in Ciudad Acuña and the construction of other water supply systems, including the Aqueduct II water supply system that we began proportionally consolidating in 2008 and began operating in February 2011. The following table sets forth certain information as of December 31, 2011, regarding the water treatment plant and water supply system concessions in which we currently participate, either through subsidiaries or affiliates:

Concession	Capacity (m3mm)	Date of Concession	Concession Term (Years)	% Ownership of Concessionaire(1)	% of Construction Work	Concessionaire’s Net Investment in Concession (Millions of Mexican pesos)
Ciudad Acuña Water Treatment Plant(2)(3)	0.5	1998	22	100	100	262
Aqueducto II water supply system(2)(4)	1.5	2007	20	42	50	1,233
El Realito water supply system(4)	1.0	2009	25	51	51	151
Agua Prieta water treatment plant(4)	8.5	2009	20	50	50	487
Atotonilco water treatment plant(5)	42	2010	25	10	25	—
(1)	Does not include the Mexican federal or local governments’ non-recoverable grants.
(2)	Concession in operation during 2011.
(3)	Concession fully consolidated in our financial statements.
(4)	Concession proportionally consolidated in our financial statements.
(5)	Concession accounted for using the equity method in our financial statements.

Ciudad Acuña Water Treatment Plant. We commenced construction of the Acuña water treatment plant in November 1998. The plant started commercial operations in October 2000, and we received our first payment in February 2001. The Acuña water treatment plant’s equipment has been upgraded, allowing the plant to operate more efficiently, lowering costs, and increasing its processing capacity to 500 liters per second (lps). During 2011, the concessionaire’s revenues were sufficient to cover its operating expenses. The indebtedness related to this project was repaid in full in September 2008. On August 17, 2009, we entered into an agreement under state law, which has allowed us to simplify the tariff scheme. As of December 2011, we receive approximately Ps.6.317 per cubic meter of water we treat at the plant, and we treat approximately 320 lps.

Aqueduct II Water Supply. In May 2007, a consortium we lead was granted a 20-year concession by the State Water Commission of Queretaro for the construction, operation, and maintenance of the Aqueduct II water supply and purification system in Queretaro state. The Aqueduct II is expected to bring water 108 kilometers from the Moctezuma River to the city of Queretaro. The required investment of Ps.2,854 million was financed by Banco Santander with HSBC and Banorte, among others, on October 5, 2007 in the amount of Ps.1,700 million for a 17-year period. Additionally, the National Fund for Infrastructure is contributing Ps.872 million directly to the new project. The construction of this project began in 2007. We initiated operations of the project in February 2011. The concessionaire Suministro de Agua de Queretaro, S.A. de C.V., or SAQSA, is made up of the following shareholders: ICA, as consortium leader (primarily through our subsidiary CONOISA) with 37%; Servicios de Agua Trident, S.A. de C.V., a subsidiary of Mitsui Corp with 26%; Fomento de Construcciones y Contratas (including two additional affiliates) with 26%; and PMA Mexico with 11%. Including our interest in PMA Mexico, which is our affiliate, our direct and indirect economic interest in SAQSA is 42.39%. We began proportionally consolidating this project beginning in 2008.

El Realito Aqueduct. In 2009, a consortium we lead signed a 25-year service contract with the State Water Commission of San Luis Potosi to build, operate and maintain the El Realito aqueduct water supply and purification system. In March 2011, our subsidiary Aquos el Realito S.A. de C.V. entered into a 18-year term financing agreement for the construction of the El Realito Aqueduct project, to which it holds a long-term service agreement, in an amount up to Ps.1,319 million. The consortium is comprised of our subsidiary Controladora de Operaciones de Infraestructura, S.A. de C.V., or CONOISA, as consortium leader, with 51% and Fomento de Construcciones y Contratas, through a subsidiary, with 49%. We proportionally consolidate 51% of the construction performed by this consortium.

Agua Prieta Water Treatment Plant. In 2009, a consortium we lead was granted a 20-year contract with the Jalisco State Water Commission for the construction and operation of the Agua Prieta wastewater treatment plant. The Ps.2,211 million (as of December 31, 2011) contract is a fixed price, fixed term contract with a 33-month term for construction and a subsequent 207-month term for operation. We will earn a portion of the total contract price based on our construction work, which will be set forth in a construction contract at a later date. We expect to finance the project with contributions from the Mexican federal government’s National Fund for Infrastructure, equity contributions from the consortium and commercial bank debt. The consortium is made of the following participants: ICA, as consortium leader, with 50%, ATLATEC, S.A. de C.V. with 34% and Servicios de Agua Trident S.A. de C.V. with 16%.

Atotonilco Water Treatment Plant. A consortium of which our subsidiary CONOISA holds 10.2% was awarded, through an international bidding process, the concession for the construction and operation of the Atotonilco water treatment plant in Tula, Hidalgo by the National Water Commission, or Conagua. On January 7, 2010 the consortium entered into a definitive contract with Conagua. The consortium will be responsible for the design, construction, electromechanical equipment and testing, as well as the operation, conservation and maintenance of the water treatment plant including electricity cogeneration and the removal and final disposition of all waste and biosolids that are produced, over the 25-year term of the agreement. Of the Ps.9.3 billion total contract value, we expect to record approximately Ps.1,743 million in construction backlog related to the project. The contract is a fixed price, fixed term agreement. The Atotonilco plant is expected to be the largest of its kind in Mexico and one of the largest in the world, with a treatment capacity of up to 42 cubic meters of wastewater per second. The plant will be located at the outlet of the Eastern Discharge Tunnel, which we are also building. The consortium is comprised of Promotora del Desarrollo de America Latina, S.A. de C.V., a subsidiary of Grupo Carso, as leader with 40.8%, ACCIONA Agua S.A. with 24.26%, Atlatec, S.A. de C.V. (a subsidiary of Mitsui & Co., Ltd.) with 24.26%, our subsidiary CONOISA with 10.2% and other minority investors. The resources for the investment will be provided by the National Fund for Infrastructure for Ps.4.6 billion, representing 49% of the equity capital of the consortium, and commercial bank debt.

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

As of December 31, 2011, we controlled an aggregate of 234,502,700 shares of our airport subsidiary GACN, representing 58.6% of GACN’s capital stock. Our investment in GACN was comprised of 167,702,700 series B shares that we owned directly through our wholly-owned subsidiary Aeroinvest, and 66,800,000 series B and BB shares that we controlled through our ownership of 74.5% of the capital stock of SETA. The remaining 25.5% of SETA was owned by Aeroports de Paris Management, or ADPM. The remaining shareholders in GACN held 41.8% of its outstanding capital stock and 0.3% of the shares are held in GACN’s treasury. GACN is listed on the Mexican Stock Exchange and the Nasdaq.

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

Through GACN, we operate 13 airports in the Central North region of Mexico pursuant to concessions granted by the Mexican government, including the Monterrey airport, which accounted for approximately 46% of GACN’s revenues in 2011 and 45% in 2010. The airports serve a major metropolitan area (Monterrey), three tourist destinations (Acapulco, Mazatlan and Zihuatanejo), two border cities (Ciudad Juarez and Reynosa) and seven regional centers (Chihuahua, Culiacan, Durango, San Luis Potosi, Tampico, Torreon and Zacatecas). All of the airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government.

In October 2008, GACN acquired 90% of the shares of Consorcio Grupo Hotelero T2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters of commercial space inside the new Terminal 2 of the Mexico City International Airport under a 20-year contract with the Mexico City International Airport. NH Hoteles, S.A. of Spain owns the other 10%. As of December 31, 2011, total revenues of the hotel amounted to Ps.142 million, annual average occupancy increased to 82.8% and the annual average rate per room was Ps.1,321.

In 2011, the Airports segment accounted for 6% of our total revenues. The substantial majority of the Airports segment’s revenues are derived from providing tariff-regulated services, which generally are related to the use of airport facilities by airlines and passengers. For example, approximately 67.0% of GACN’s total revenues in 2011 were earned from aeronautical (tariff-regulated) services such as the provision of aircraft parking, passenger walkways and airport security services. Changes in revenues from aeronautical services are principally driven by the passenger and cargo volume at the airports. All of our revenues from aeronautical services are also affected by the “maximum rates” the subsidiary concessionaires are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The “maximum rate” system of price regulation that applies to aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services. In December 2010, the Ministry of Communications and Transportation approved the master development programs for each of our subsidiary concession holders for the 2011 to 2015 period. These programs will be in effect from January 1, 2011 until December 31, 2015.

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

The following table provides summary data for each of the airports for the year ended December 31, 2011:

	Year Ended December 31, 2011
	Terminal Passengers		Revenues(1)		Revenues Per Terminal Passenger(2)
Airport	(Number in millions)%		(Millions of pesos)%		(Pesos)
Metropolitan area:
Monterrey International Airport	5.6	47.4	1,094.5	47.2	196.0
Tourist destinations:
Acapulco International Airport	0.6	5.1	125.7	5.4	210.8
Mazatlan International Airport	0.7	6.1	159.2	6.9	220.3
Zihuatanejo International Airport	0.5	4.1	95.1	4.1	198.0
Total tourist destinations	1.8	15.3	380.0	16.4	211.2
Regional cities:
Chihuahua International Airport	0.8	6.6	147.4	6.4	188.5
Culiacan International Airport	1.1	9.1	192.0	8.3	179.4
Durango International Airport	0.2	1.9	44.4	1.9	195.6
San Luis Potosi International Airport	0.2	2.1	63.9	2.8	247.9
Tampico International Airport	0.5	4.7	105.6	4.5	192.6
Torreon International Airport	0.4	3.2	77.5	3.3	206.2
Zacatecas International Airport	0.2	2.1	51.2	2.2	206.5
Total regional destinations	3.5	29.7	681.9	29.4	194.2
Border cities:
Ciudad Juarez International Airport	0.7	5.7	119.8	5.2	177.9
Reynosa International Airport	0.2	1.8	42.7	1.8	197.3
Total border city destinations	0.9	7.6	162.5	7.0	182.6

TOTAL:	11.8	100.0	2,318.9	100.0	196.8

(1)	Does not include eliminations of transactions among GACN’s subsidiaries.
(2)	Revenues per terminal passenger are calculated by dividing the total revenues for each airport by the number of terminal passengers for each airport.

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

Excluding our airports servicing tourist destinations, our airports currently do not face significant competition.

Housing

In 2011, our Housing segment accounted for 8% of our total revenues. Our Housing segment participates in all stages of the housing industry, including acquiring the land and the permits and licenses required to build on it, performing and procuring architectural and engineering design, facilitating buyer financing and constructing and marketing homes. We subcontract some construction services, such as urbanization.

The principal raw materials we require for our Housing operations are cement, steel, construction aggregates, doors, windows and other housing fixtures.

In 2010, we expanded our operations in the Housing segment by increasing our stake in Los Portales, a real estate development company in Peru, from 18% to 50%, and we participated in several new housing development projects in Mexico, including a joint venture with Prudential Investment Management, Inc. to develop social interest housing with PREI. During 2011 and 2010, we sold 6,797 and 7,116 homes, respectively. As of December 31, 2011, our Housing segment owned 1,703 hectares of land reserved for the construction of 94,375 housing units, totaling 37 projects in 11 different states in Mexico.

In 2008, we entered the Monterrey market and began offering a new model of economical housing development with enhanced urban planning compared to that typically offered in economical housing developments. Additionally, we continue to develop our vertical residential property on Reforma Avenue in Mexico City.

New low income housing construction in Mexico has increased steadily due to several governmental initiatives that improved the conditions for both developers and prospective buyers of housing. In addition, the incorporation of the Mexican Federal Mortgage Corporation (Sociedad Hipotecaria Federal) has made it easier for people to finance purchases and construction of homes in Mexico. Although the credit crisis and elevated safety concerns, particularly in Mexico’s northern border cities, have recently had a significant negative impact on development in the non-low income housing market, the number of mortgage credits granted under these initiatives increased to approximately 105,000 housing units in 2011 from 80,000 housing units in 2010.

The Housing segment competes primarily with large Mexican public housing developers such as Corporacion GEO, S.A.B. de C.V., Urbi Desarrollos Urbanos, S.A.B. de C.V., Desarroladora Homex, S.A.B. de C.V., Consorcio Ara S.A.B. de C.V., and Sare Holding, S.A.B. de C.V., as well as regional competitors.

Corporate and Other

Our Corporate and Other segment includes our real estate operations and, through our subsidiary Grupo ICA S.A. de C.V., our corporate operations. The results of operations in our Corporate and Other segment in 2011 and 2010 have not changed significantly.

Geographical Distribution of Revenues

Revenues from foreign operations accounted for approximately 6% of our revenues in 2011 and 6% of our revenues in 2010.

The following table sets forth our revenues by geographic area for each of the years in the two-year period ended December 31, 2011.

	Year Ended December 31,
	2011		2010
	(Millions of Mexican Pesos)	(Percent of Total)	(Millions of Mexican Pesos)	(Percent of Total)
Mexico	Ps. 40,024	94%	Ps. 32,399	94%
Spain	1,044	2	1,306	4
Other Latin American countries and the United States	1,701	4	771	2
Inter-segment eliminations	—	—	—	—

Total	Ps. 42,769	100%	Ps. 34,476	100%

Approximately 9% of our backlog as of December 31, 2011 is related to projects outside Mexico (as compared to approximately 5% as of December 31, 2010) and approximately 21% of our backlog as of December 31, 2011 was denominated in foreign currencies (principally U.S. dollars) (as compared to approximately 29% of our backlog as of December 31, 2010).

Foreign projects may be more difficult to supervise due to their greater distances from our principal operations. Foreign projects require familiarity with foreign legal requirements and business practices. In contrast to domestic infrastructure projects, foreign projects also typically do not allow us to benefit from our reputation and past experiences with Mexican government officials and private-sector individuals. Although we are active abroad, we have sought to be more selective than in the past when bidding for international projects. See “Item 5. Operating and Financial Review and Prospects — Operating Results.”

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

Sustainable Development

In 2011, in an effort to measure and improve our sustainability performance, we began publishing an annual Sustainability Report providing a snapshot of our operations’ economic, environmental and social impacts. Our annual report expands upon and deepens our engagement with a diverse range of stakeholders—including investors, local communities in which we operate, employees and their families, suppliers and other business partners—by explaining how we respond to their expectations and interests.

By creating and maintaining a culture of sustainability, we seek to achieve long-term business success that aligns with the interests and needs of other stakeholders.

C. ORGANIZATIONAL STRUCTURE

The following table sets forth our significant subsidiaries as of December 31, 2011, including the principal activity, domicile and our ownership interest:

Subsidiary	Principal Activity	Domicile	Ownership Interest (%)
Constructoras ICA, S.A. de C.V.	Construction	Mexico	100
Controladora de Empresas de Vivienda, S.A. de C.V.	Housing	Mexico	100
Controladora de Operaciones de Infraestructura, S.A. de C.V.	Concessions	Mexico	100
Ingenieros Civiles Asociados, S.A. de C.V.	Heavy urban and specialized construction	Mexico	100
ICA—Fluor Daniel, S. de R.L. de C.V.(1)	Industrial construction	Mexico	51
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.	Airport operations	Mexico	59	(2)
Constructora de Proyectos Hidroelectricos, S.A. de C.V. /Constructora Hidroelectrica La Yesca, S.A. de C.V.	Consortia for the construction of the La Yesca hydroelectric project	Mexico	99

(1)	Proportionally consolidated.
(2)	Directly and through our interest in SETA.

D. PROPERTY, PLANT AND EQUIPMENT

Approximately 96% of our assets and properties, including concessions, are located in Mexico, with the balance in Europe and other Latin American countries. At December 31, 2011, the net book value of all land (excluding real estate inventories) and buildings, machinery and equipment and concessions was approximately Ps.33,308 million (approximately U.S.$2,387 million). We currently lease machinery from vendors. For information regarding property in our Housing segment, see “Item 4. Information on the Company-Business Overview-Description of Business Segments-Housing.”

Our principal executive offices, which we lease, are located at Blvd. Manuel Avila Camacho 36, Col. Lomas de Chapultepec, Del. Miguel Hidalgo, 11000 Mexico City, Mexico. We own the property where our executive offices were formerly located at Mineria No. 145, 11800, Mexico City, Mexico.

We believe that all our facilities are adequate for our present needs and suitable for their intended purposes.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto. Our consolidated financial statements have been prepared in accordance with IFRS. Notes 2 and 36 to our consolidated financial statements provide a description of the effects of our transition to IFRS on our financial information.

Overview

We are a Mexican company principally engaged in construction, the operation of infrastructure projects under long-term concession or service agreements and homebuilding. Approximately 94% of our revenue in 2011 was generated in Mexico. As a result, our results of operations are substantially affected by developments in Mexico and Mexican public spending on large infrastructure projects. Our results of operations also vary from period to period based on the mix of projects under construction, the contract terms relating to those projects, the volume of traffic on our highway concessions and in our airports, and conditions in the Mexican housing market, among other factors. In 2011, we had several significant projects in the mature phases of construction, which led to greater revenue and operating income compared to 2010. Nonetheless, due to the dynamic nature of project awards, this is not a predictor of future returns or trends.

The construction, infrastructure operations, and homebuilding industries, and as a result, our results of operations, are substantially influenced by political and economic conditions in Mexico. The National Infrastructure Program in Mexico, which the Mexican government announced was designed to expand Mexico’s infrastructure, accelerate Mexico’s economic growth and make the Mexican economy more internationally competitive, contemplated public and private investments totaling Ps.951 billion from 2007 to 2012 in highways, railroads, ports, airports, telecommunications, water and sanitation, irrigation, and flood control projects.

In addition, the National Infrastructure Program called for an additional Ps.1,581 billion in energy sector investments. Mexico entered into a recession beginning in the fourth quarter of 2008, and in 2009 GDP fell by approximately 6.5%. Due to the impact of the turmoil in the global financial system and the recession in Mexico, the rate of awards of infrastructure projects in Mexico was slower in 2009 than we anticipated, particularly in the areas of energy, ports and railways. Mexico’s economy has since expanded, with GDP posting positive growth of 5.5% in 2010 and 3.9% in 2011. The National Infrastructure Program remains in place and new projects continue to be awarded. The Mexican government has also extended the time period for certain bidding processes for the awards, in part because of the need to reevaluate the corresponding projects’ feasibility in the current economic environment.

National politicians are currently focused on the 2012 presidential elections and reforms regarding labor policies, gas, electricity, social security and oil as well as other new reforms may not be approved. In the past, public sector spending has tended to decrease in election years, and we expect this will occur in 2012. As in previous presidential election cycles, we plan to minimize this trend by bidding for projects abroad, although certain risks in other Latin American countries may adversely affect our opportunity to win awards or execute awarded projects in a profitable and timely manner.

Our business strategy is to grow our construction business (composed of our Civil Construction and Industrial Construction segments) as well as to grow and diversify into construction-related activities, particularly infrastructure, which we believe offer opportunities for potentially higher growth, higher margins, and reduced volatility of operating results. Our goal is also to generate a greater portion of our consolidated revenues from our Concessions, Airports, and Housing segments over the medium term. These three segments in aggregate represented 22% of our consolidated revenues for both 2011 and 2010. Our infrastructure and other investments represent an actively managed portfolio of investments; some may be held to maturity and others may be divested prior to maturity, based on market developments or opportunities to redeploy capital in new projects. In August 2011, we entered into a Share Purchase Agreement to sell our Corredor Sur tollroad concession to ENA, a corporation owned by the Government of Panama, for U.S.$420 million. The transaction was completed on August 24, 2011. Simultaneously with the completion of the sale, we repaid approximately U.S.$154 million of Corredor Sur’s outstanding debt. In addition, in September 2011 we completed the sale of our Queretaro-Irapuato and Irapuato-La Piedad highway concessions, operated under the PPP mechanism, in exchange for an increased shareholding from 13.6% to 18.7% in our affiliate RCO and cash. We continue to operate and provide maintenance services to these highways.

A. OPERATING RESULTS

Certain U.S. dollar amounts have been translated from Mexican pesos for convenience purposes at an exchange rate of Ps.13.95 per U.S.$1.00, the noon buying rate for Mexican pesos on December 31, 2011, as published by the Federal Reserve Bank of New York.

Our operations are divided into the following six segments: (1) Civil Construction, (2) Industrial Construction, (3) Concessions, (4) Airports, (5) Housing, and (6) Corporate and Other.

Consolidated Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Total Revenues

Total revenues increased 24% in 2011 from 2010. This increase was primarily attributable to an increase in work volume on projects in our Civil Construction and Industrial Construction segments, which represented 73% of the consolidated revenue growth during the period, as well as an increase in the volume of projects in our Concessions segment, which represented 14% of the consolidated revenue growth during the period. All of the business segments (other than Corporate and Other) reported growth in total revenues, after eliminations.

The following table sets forth the revenues of each of our segments and divisions for each of the years in the two-year period ended December 31, 2011. See Note 35 to our consolidated financial statements.

	Year Ended December 31,
	2011		2010
	(Millions of Mexican pesos)	(Percentage of Total)	(Millions of Mexican pesos)	(Percentage of Total)
Revenues:
Construction:
Civil	Ps. 28,710	67%	Ps. 23,448	68%
Industrial	5,210	12%	4,401	13%

Total	33,920	79%	27,850	81%
Concessions	3,130	7%	2,102	6%
Airports	2,776	6%	2,505	7%
Housing	3,507	8%	2,653	8%
Corporate and Other	7	—	33	—
Eliminations	(571)	(1%)	(667)	(2%)

Total	Ps. 42,769	100%	Ps. 34,476	100%

Gross Profit

Consolidated cost of sales increased 23% in 2011 compared to 2010, slightly below the rate of growth of consolidated revenue over the same period, representing slightly greater economies of scale. As a result, consolidated gross profit increased 32% to Ps.6,589 million in 2011 compared to Ps.4,983 million in 2010, primarily due to gross profit increases in our Concessions segment and, to a lesser extent, in our Civil Construction and Industrial Construction segments, which increases were primarily a result of higher margins on the mix of projects. In 2010, the Airports segment recorded an allowance for doubtful accounts in cost of sales of Ps.143 million, related to the bankruptcy filing by the airlines of Grupo Mexicana. Cost of sales also includes the financing costs related to our financed projects in the Civil and Industrial Construction, Concessions and Housing segments in the construction stage.

General Expenses

Selling, general and administrative expenses increased 25% in 2011 from 2010, also below the rate of revenue increase. The increase in 2011 was primarily due to the growth in operations of the business segments, as well as from higher administration expenses, which increased in part due to our new voluntary retirement savings plan and increased participation in bidding processes in Mexico and abroad.

Other Income and Expenses, Net

In 2011, our net other income was Ps.495 million, compared to a loss of Ps. 30 million in 2010. This increase of Ps. 525 million was principally a result of the sale of the Queretaro-Irapuato and Irapuato-La Piedad highway concessions to RCO during the third quarter of 2011.

Operating Income

The following table sets forth operating income or loss of each of our segments and divisions for each of the years in the two-year period ended December 31, 2011.

	Year Ended December 31
	2011	2010
	(Millions of Mexican pesos)
Operating Income (Loss):
Construction:
Civil	Ps. 1,116	Ps. 768
Industrial	356	156

Subtotal	1,472	923
Airports	917	747
Concessions	917	241
Housing	231	275
Corporate and Other	193	(1)
Eliminations	(34)	53

Total	Ps. 3,696	Ps. 2,238
Operating margin	9%	6%

Operating income increased 65% in 2011 from 2010. This increase was driven primarily by the Concessions segment’s revenue growth, the other income representing the gain on sales of the Queretaro-Irapuato and Irapuato-La Piedad PPP highways to our affiliate RCO, and the increase in operating income in Civil and Industrial Construction principally due to better margins in certain new construction projects awarded in 2011, which offset decreased operating income in our Housing segment. In 2011, the Civil Construction and Industrial Construction segments contributed 30% and 10%, respectively, of total operating income and the Concessions and Airports segments each contributed 25% of operating income. The balance, after eliminations, came from the Housing and Corporate and Other segments.

Construction

Civil Construction

The following table sets forth the revenues and operating income of the Civil Construction segment for each of the years in the two-year period ended December 31, 2011.

	Year Ended December 31,
	2011	2010
	(Millions of Mexican pesos)
Revenues	Ps. 28,710	Ps. 23,448
Operating income	1,116	768
Operating margin	4%	3%

Revenues. The 22% increase in the Civil Construction segment’s revenues in 2011 from 2010 was principally due to the work performed on the Autovia Urbana Sur highway and the two SPC projects that started construction during the year, as well as the continued level of construction in other projects such as the Line 12 of the Mexico City Metro, the Rio de los Remedios-Ecatepec highway and La Yesca hydroelectric project. The projects that contributed the most to revenues in 2011 were Line 12 of the Mexico City metro system with Ps.4,075 million, the Rio de los Remedios-Ecatepec highway with Ps.3,755 million, the La Yesca hydroelectric project with Ps. 3,273 million, the Autovia Urbana Sur highway with Ps. 2,218 million, the two SPC projects jointly with Ps.2,326 million and the Eastern Discharge Tunnel with Ps.1,474 million.

Operating Income. Operating income for the Civil Construction segment increased by 45% in 2011 from 2010 due to a greater increase in revenues than in operating expenses, a result of higher margins in the mix of projects under construction, and a decrease in financing costs related to the La Yesca hydroelectric project from Ps. 227 million in 2010 to Ps. 70 million in 2011 due to the prepayment of certain derivative liabilities in 2010.

Industrial Construction

The following table sets forth the revenues and operating income of our Industrial Construction segment for each of the years in the two-year period ended December 31, 2011.

	Year Ended December 31,
	2011	2010
	(Millions of Mexican pesos)
Revenues	Ps. 5,210	Ps. 4,401
Operating income	356	156
Operating margin	7%	4%

Revenues. The Industrial Construction segment’s revenues increased by 18% in 2011 from 2010. This increase primarily reflected an increase in work on projects already under construction, including the Cadereyta and Madero clean fuels projects. The projects that contributed the most to revenues in 2011 were the Madero clean fuels plant for Ps.783 million, which was an increase of Ps.225 million from 2010, and the Cadereyta clean fuels project for Ps.786 million, which was an increase of Ps.342 million from 2010. The AHMSA Steel mill and plate line expansion and the Poza Rica Cryogenic plant project also contributed to revenues with Ps.664 million and Ps.535 million, respectively.

Operating Income. The Industrial Construction segment had a 129% increase in operating income in 2011 from 2010 primarily due to an increased volume of work, higher margins in the mix of projects, including in certain contracts with private sector clients, recognition of price increases and operating efficiencies.

Construction Backlog

The following table sets forth, at the dates indicated, our backlog of construction contracts.

	As of December 31,
	2011		2011	2010
	(Millions of U.S. dollars)		(Millions of Mexican pesos)
Construction
Civil	U.S.$	2,022	Ps. 28,203	Ps. 26,844
Industrial		510	7,115	8,455

Total	U.S.$	2,532	Ps. 35,318	Ps. 35,299

Backlog at December 31, 2011 remained steady compared to December 31, 2010, reaching Ps.35,318 million primarily due to additions to existing contracts and new project awards replacing other projects as they are executed.

Five projects represented approximately 63% of backlog in the Civil Construction segment, and 50% of total backlog, at December 31, 2011. The Mitla-Tehuantepec highway accounted for Ps.5,591 million, or 16%, of our total backlog as of December 31, 2011. We expect to complete this project in the fourth quarter of 2014. The Eastern Discharge Tunnel of the Mexico City valley drainage system, which we expect to complete in the first quarter of 2013, accounted for Ps.3,698 million, or 10%, of our total backlog as of December 31, 2011. The Autovia Urbana Sur accounted for Ps.3,148 million, or 8.9%, of our total backlog as of December 31, 2011. The two SPC projects accounted for Ps.5,219 million, or 15%, of our total backlog as of December 31, 2011. We expect to conclude these projects in the third quarter of 2012.

In the Industrial Construction segment, backlog was Ps.7,115 million as of December 31, 2011. The four contracts for clean fuels projects (Salina Cruz, Madero, Minatitlan and Cadereyta) for Mexico’s state-owned oil company, Pemex, together accounted for Ps.4,436 million, or 62% of industrial construction backlog or 13% of our total construction backlog as of December 31, 2011. We expect to complete the Cadereyta project in the first quarter of 2013, the Madero project in the second quarter of 2013, and the Salina Cruz and Minatitlan projects in the third quarter of 2013.

As of December 31, 2011, approximately 9% of construction backlog was attributable to construction projects outside Mexico, and public sector projects represented approximately 93% of our total backlog.

Our book and burn index (defined as the ratio of new construction contracts, plus net contract additions, to executed construction works) was 1.0 in 2011 compared to 0.9 in 2010. New contract awards and net increases to existing contracts during 2011 offset the execution of projects during the year. During 2011 in our Civil Construction segment, we were awarded major new construction contracts for the Autovia Urbana Sur highway and the two SPCs for the Ministry of Public Security, the Puebla highway interchange as a traditional public works and the International Convention Center in Los Cabos. In our Industrial Construction segment, we were awarded an EPC contract for the construction of the PB Litoral T oil drilling platform and the Terminal Marina Dos Bocas, as well as additional contracts for private clients such as Altos Hornos de Mexico, or AHMSA, and the Ethylene XXI petrochemical plant for Braskem-Idesa.

Concessions

The following table sets forth the revenues and operating results of our Concessions segment for each year in the two-year period ended December 31, 2011.

	Year Ended December 31,
	2011	2010
	(Millions of Mexican pesos)
Revenues	Ps. 3,130	Ps. 2,102
Operating Income	917	241
Operating Margin	29%	11%

Revenues. The Concessions segment’s revenue was Ps.3,130 million in 2011. The 56% increase in revenue over 2010 was due primarily to an increase in the segment’s construction revenues for those concession projects that were in the construction phase as well as financial income, which contributed to 71% of the increase. The segment’s revenues are principally derived from the collection of tolls on toll roads, fees for the availability and use of toll-free roads, fees by volume of treated water delivered to the municipalities and the financial and construction revenues during the construction phase. The segment has nine highways, five concessioned water projects and two SPC projects as of December 31, 2011. Of these 16 concessions, eight were operational at year-end, and one (the Rio de los Remedios – Ecatepec Highway project) was in partial operation.

Operating Income. The Concessions segment reported a 280% increase in operating income for 2011 compared to 2010, principally due to an increase in other income, which was the result of our sale of the Queretaro-Irapuato and Irapuato-La Piedad highway concessions to our affiliate RCO for Ps.440.9 million, the commencement of construction of the SPC projects and the continued operation of concessions.

Airports

The following table sets forth the revenues and operating results of our Airports segment for each year in the two-year period ended December 31, 2011.

	Year Ended December 31,
	2011	2010
	(Millions of Mexican pesos)
Revenues	Ps. 2,776	Ps. 2,505
Operating Income	917	747
Operating Margin	33%	30%

Revenues. The Airports segment’s revenues increased by 11% in 2011 from 2010. Aeronautical revenues, principally passenger charges, increased 13%, and non-aeronautical revenues increased 20%, with the largest increases generated by the NH Terminal 2 Hotel at the Mexico City International Airport, advertising, commercial leases (retailers, duty free and other leases) and GACN cargo fees. Total terminal passenger traffic volume increased 1.6% in 2011 compared to 2010, primarily due to increased passenger volume in Monterrey. Domestic terminal passenger traffic volume increased 3.4%, while international terminal passenger traffic volume decreased 7.4%, principally as a result of the suspension of operations of Grupo Mexicana in the third quarter of 2010. The main percentage increases in total terminal passenger traffic volume (excluding transit passengers) in 2011 as compared to 2010 were at the Tampico (21.5%), San Luis Potosi (11.6%), Reynosa (9.3%) and Torreon (11.1%) airports, while the Monterrey airport had the greatest absolute increase in total terminal passenger traffic volume. The main percentage decreases in total terminal passenger traffic (excluding transit passengers) in 2011 as compared to 2010 were at the Acapulco (19.1%) and Zacatecas (7.7%) airports.

Operating Income. The Airports segment reported a 23% increase in operating income for 2011 compared to 2010, mainly as a result of Ps.314 million of additional aeronautical and non-aeronautical revenues. Additionally, in 2010, we recognized an allowance for doubtful accounts for Ps.143 million in 2010 as a result of the bankruptcy filings by the companies of Grupo Mexicana, equivalent to 100% of Grupo Mexicana accounts receivable. This provision was recorded under cost of services.

Housing

The following table sets forth the revenues and results of operations of our Housing segment for each year in the two-year period ended December 31, 2011.

	Year Ended December 31,
	2011	2010
	(Millions of Mexican pesos)
Revenues	Ps. 3,507	Ps. 2,653
Operating income	231	275
Operating margin	7%	10%

Revenues. The Housing segment’s total revenues increased by 32% in 2011 from 2010, principally due to increased sales in our Los Portales business in Peru consisting principally of real estate and the sale of a parcel of land during the fourth quarter of 2011. These increases were partially offset by a 4% decrease in housing units sold in Mexico, which for the year constituted 6,797 units.

Operating Income. The Housing segment’s operating income decreased by 16% in 2011 from 2010. The decrease was primarily attributable to the reduction in units sold in Mexico and an increase in operating expenses.

Corporate and Other

After substantial completion of our non-core asset divestiture program, we sold substantially all of the operating assets in our Corporate and Other segment. The Corporate and Other segment contributed less than 1% of our total revenues in 2011.

The following table sets forth the revenues and operating loss of the Corporate and Other segment for each year in the two-year period ended December 31, 2011.

	Year Ended December 31,
	2011	2010
	(Millions of Mexican pesos)
Revenues	Ps. 7	Ps. 33
Operating income (loss)	194	(1)

Revenues. The Corporate and Other segment’s revenues decreased by 80% in 2011 from 2010 primarily due to fewer real estate assets for sale and fewer sales in the segment.

Operating Income. The Corporate and Other segment’s operating income increased in 2011 compared to 2010. The gain was mainly due to an increase in non-recurring other income paid from other subsidiaries.

Financing Cost, Net

The following table sets forth the components of our net comprehensive financing costs for each year in the two-year period ended December 31, 2011.

	Year Ended December 31, 2011
	2011	2010
	(Millions of Mexican pesos)
Interest expense	Ps. 1,798	Ps. 1,353
Interest income	(286)	(350)
Exchange (gain) loss, net	1,568	(10)
Loss on financial instruments	381	316

Financing cost, net(1)	Ps.3,462	Ps. 1,308

(1)	Does not include net financing costs of Ps.1,473 million in 2011 and Ps.1,238 million in 2010 that are included in cost of sales. See Note 31 to our consolidated financial statements.

Net comprehensive financing costs in 2011 reached Ps.3,462 million. The 165% increase in net comprehensive financing costs in 2011 from 2010 was mainly due to exchange losses of Ps.1.57 billion recorded during the second half of 2011, mainly as a result of depreciation of the Mexican peso with regard to the U.S. dollar and its effect on the valuation of our U.S.$500 million of our 8.9% senior notes due 2021 and to higher interest expenses.

Interest expense increased 33% in 2011 compared to 2010, primarily due to increased debt levels as a result of incurring new indebtedness and additional drawings on existing credit facilities.

Interest income decreased 18% in 2011 due to a decrease in average invested cash balances, which in turn was caused by our increased reliance on cash to fund working capital needs.

Our total debt as of December 31, 2011 increased 56% compared to December 31, 2010, primarily as a result of an increase in the debt drawings for the construction of concession infrastructure projects, the issuance of U.S.$500 million of our 8.9% senior notes due 2021, and drawings on existing credit facilities for construction of the La Yesca hydroelectric project, which were permitted as a result of approved certifications for completed work on the project.

At December 31, 2011 and March 31, 2012, we had U.S.$1,711.7 million and U.S.$1,738.3 million, respectively, of debt issued or guaranteed as joint obligor or guarantor by our parent company.

At December 31, 2011 and 2010, 47% and 39%, respectively, of our total debt was denominated in currencies other than Mexican pesos, principally U.S. dollars or, in the case of some debt related to projects of Rodio Kronsa, euros. We may in the future incur additional non-peso denominated indebtedness. Declines in the value of the Mexican peso relative to such other currencies could both increase our interest costs and result in foreign exchange losses. Conversely, an increase in the value of the Mexican peso relative to such other currencies could have the opposite effect.

Share in Income and Loss of Unconsolidated Affiliated Companies

Our unconsolidated affiliates include, among others, RCO, our joint venture affiliate with GS Global Infrastructure Partners I, L.P., and PMA Mexico. Our share of income of unconsolidated affiliated companies was Ps.38 million in 2011 as compared to Ps.80 million in 2010, which reflected the sale in November 2010 of our interest in Autopistas Concesionadas del Altiplano, which operated the concession of San Martin-Tlaxcala-El Molinito highway.

Tax

In December 2009, modifications were published to the Mexican Income Tax Law (“Tax Reform”) and became effective on January 1, 2010. The Tax Reform requires companies to estimate an income tax (ISR) liability on benefits received in prior years from tax consolidation of subsidiaries. Our estimated tax payable as a result of the Tax Reform is Ps.3,429 million as of December 31, 2011, and is detailed as follows:

•

Ps.622 million relates to benefits received from tax consolidation of subsidiaries of the period from 1999 to 2006 that will be payable from 2012 to 2016 in accordance with the payment program approved by the Mexican Tax authorities.

•	The remainder of Ps.2,807 relates to benefits received from tax consolidation of subsidiaries of the period from 2007 to 2011 and will be payable from 2013 and through 2021.

In 2011, we recorded a consolidated net tax benefit of Ps.33 million, which included an ISR expense of Ps.100 million and a IETU benefit of Ps.133 million. As of December 31, 2011, we had a deferred ISR asset of Ps.3,371 million related to tax losses generated by our subsidiaries, as well as a net deferred ISR liability of Ps.1,485 million related to other net taxable temporary differences and a net IETU liability of Ps.382 million. See Note 23 to our consolidated financial statements.

In 2010, we recorded a net tax provision of Ps.284 million, reflecting the current and deferred income tax and the business flat tax.

The flat rate business tax applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the law, less certain authorized deductions. The flat rate business tax payable is calculated by subtracting certain tax credits from the tax determined. Revenues, and deductions as well as certain tax credits, are determined based on cash flows generated in each fiscal year. The law established that the flat rate business tax rate was 17.5% in 2010 and 2011 and will be thereafter. Unlike income tax, a parent and its subsidiaries incur flat rate business tax on an individual basis. Upon enactment of the flat rate business tax law, the asset tax was eliminated; additionally, under certain circumstances, asset tax paid in the ten years prior to a year in which income tax is paid may be refunded. The flat rate business tax is assessed in addition to income tax.

The statutory tax rate in Mexico was 30% for 2011 and 2010. For 2012 the statutory tax rate will remain 30%, for 2013 it is expected to be 29% and for 2014 it is expected to be 28%. Generally, the differences between effective tax rates and statutory tax rates are due to different rates for foreign subsidiaries, the effects of inflation and exchange rate fluctuations.

Income from continuing operations

We reported consolidated income from continuing operations of Ps.306 million in 2011, compared to Ps.725 million in 2010. The decrease was primarily the result of higher financing costs offsetting the increase in operating income.

Discontinued operations

We reported income from discontinued operations of Ps.1,484 million in 2011, which reflected the proceeds of the sale of the Corredor Sur concession in Panama, after taxes and transaction expenses, including make-whole premiums under the original bond indenture governing the project’s debt.

Net Income

We reported consolidated net income of Ps.1,790 million in 2011, compared to consolidated net income of Ps.971 million in 2010, representing an increase of 84%. Despite the decrease in income before discontinued operations, principally as a result of higher financing cost, consolidated net income increased due to the gain on discontinued operations.

Net income of non-controlling interest was Ps.310 million in 2011 and Ps.341 million in 2010. Net income of controlling interest was Ps.1,480 million in 2011 and Ps.629 million in 2010.

Critical Accounting Policies and Estimates

In January 2009, the National Banking and Securities Commission (CNBV) issued amendments to the Single Circular for Issuers to include the obligation to file financial statements based on the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) as of the year ending December 31, 2012, with the option of early adoption.

Our Board of Directors approved the early adoption of IFRS for the year ended December 31, 2011, with January 1, 2010 as the our “transition date.” Therefore, the consolidated financial statements for the year ended December 31, 2010 were our last annual financial statements to be prepared in conformity with Mexican Financial Reporting Standards (MFRS) for public use. A description of the effects of our transition to IFRS on our financial information is presented in Note 36 to our audited consolidated financial statements.

Consequently, we prepare our consolidated financial statements in accordance with IFRS and their amendments and interpretations, issued by the IASB. Our consolidated financial statements for the period ended December 31, 2010 were previously prepared and issued in accordance with Mexican Financial Reporting Standards. Such standards differ from IFRS in certain areas, for which reason the consolidated financial statements as of and for the year ended December 31, 2010, presented for comparative purposes with the consolidated financial statements as of and for the year ended December 31, 2011, were adjusted to recognize the effects of IFRS.

IFRS 1 allows certain exemptions from the retroactive application of specific standards to prior periods, upon initial adoption of IFRS, in order to assist companies in transition. We have applied the mandatory exceptions as follows: (i) we applied the mandatory exception to accounting estimates in relation to consistency with the estimates made for the same period under MFRS; and (ii) we applied the mandatory exception on the determination of the balance of the noncontrolling interest prospectively from the date of transition. We also applied the following optional exemptions to retrospective application: (i) we applied prospectively, beginning from December, 2005, IFRS guidance relating to the accounting for business combinations. Accordingly, we retrospectively applied IFRS to all business combinations that occurred between that date and the date of transition; (ii) we elected to value certain land, buildings and major machinery and equipment at their fair value, using values calculated by appraisers duly recognized by the Mexican National Banking and Securities Commission, representing deemed cost for those assets. Additionally, for the remaining items of property, plant and equipment, we elected to utilize the indexed cost balance existing under Mexican Financial Reporting Standards, thereby maintaining inflation adjustments through 2007, such amounts also representing the deemed cost of those assets; (iii) we elected to recognize all unrecognized actuarial gains and losses on our employee benefits existing as of the date of transition in retained earnings; and (iv) we elected to prospectively apply the requirements of IAS 23, Borrowing Costs, from the date of transition.

Below is a description of the principal critical accounting policies which require the significant use of estimates and the judgment of management based on their experience and current events, as well as a description of the respective accounting internal control.

Accounting for Construction Contracts

Accounting Policy:

Revenue is recognized to the extent that it is probable that the economic benefits associated with the transaction will flow to the company. Revenue is measured at the fair value of the consideration received or receivable and represents the amounts receivable for goods and services provided in the normal course of activities.

For accounting purposes, we recognize revenue from construction contracts using the percentage of completion method established in International Accounting Standard 11 “Construction Contracts” (IAS 11). The percentage of completion method requires us to timely ascertain the performance of the project and appropriately present the legal and economic substance of the contract. Under this method, the revenues from the contract is matched with the costs incurred in reaching the stage of completion, resulting in the reporting of revenue, expenses and profit which can be attributed to the proportion of work completed.

Revenue from construction contracts are recognized based on costs incurred to date, in proportion to the total expected costs of the project.

The base revenue utilized to calculate percentage of profit includes the following: (i) the initial amount established in the contract, (ii) additional work orders requested by the customer, (iii) changes in the considered yields, (iv) the value of any adjustments (for inflation, exchange rates or changes in prices, for example) agreed to in the contract, (v) the decrease in the original contract value and agreements in contracts (vi) claims and conventional penalties, and (vii) completion or performance bonuses, as of the date on which any revision takes place and is effectively approved by the customers.

The base cost utilized to calculate the profit percentage includes the following: (i) the costs directly related to the specific contract, (ii) indirect costs related to the general contract activity that can be matched to a specific contract; and (iii) any other costs that may be transferred to the customer under the contract terms. The costs directly related to the specific contract include all direct costs such as materials, labor, subcontracting costs, manufacturing and supply costs of equipment, start-up costs and depreciation. Indirect costs identified that are assignable to a contract include indirect labor, payroll of technical and administrative personnel, construction site camps and related expenses, quality control and inspection, internal and external contract supervision, insurance costs, bonds, depreciation, amortization, repairs and maintenance.

Costs which are not included within contract costs are: (i) any general administrative expenses not included under any form of reimbursement in the contract; (ii) selling expenses; (iii) any research and development costs and expenses not considered reimbursable under the contract; and (iv) the depreciation of machinery and equipment not used in the specific contract even though it is available on hand for a specific contract, when the contract does not allow revenue for such item. In addition, work performed in independent workshops and construction in-process are also excluded costs and are recorded as assets when they are received or used under a specific project.

Costs incurred for change orders based on customers’ instructions which are still awaiting definition and price authorization are recognized as assets within the caption “cost and estimated earnings in excess of billings on uncompleted contracts.”

For those funded projects in which financing revenue are included as part of the selling price, only borrowing costs directly related to the acquisition or construction of the asset, less the realized yields by the temporary investment of such funds and the exchange loss, to the extent it is an adjustment to interest costs, are attributed to the contract costs. The borrowing costs that exceed the estimates and cannot be passed on to the customers are not part of contract costs. In these types of contracts, the collection of the contract amount from the client may take place at the completion of the project. However, periodic reports of the advance of the project to date are provided to and approved by the client, which serve as the basis so that we can continue to obtain financing for the project.

When a contract includes construction of various facilities, construction of each facility is treated as a separate profit center when: (i) separate proposals have been submitted for each facility; (ii) each facility has been subject to separate negotiation and we and the customer have been able to accept or reject that part of the contract relating to each asset; (iii) the costs and revenues of each asset can be identified.

A group of contracts, whether with one or several clients, are treated together as one unique center of profit when: i) the group of contracts have been negotiated together as a unique package; ii) the contracts are so intimately related that they are effectively part of a unique project with an overall profit margin; and iii) the contracts are executed simultaneously or in a continuous sequence.

The estimated profit of various profit centers cannot offset one another. We ensure that when several contracts integrate a profit center, its results are properly combined.

Internal Control:

As part of the planning process of a construction contract before commencing any project, we review the principal obligations and conditions of the specific contract for the purpose of reasonably estimating (i) the projected revenue, (ii) the costs to be incurred in the project and (iii) the gross profit of the project, and identify the rights and obligations of the parties.

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

The construction contracts into which we enter are generally either (i) unit price or (ii) fixed price (either lump sum or not-to exceed). The evaluation of the risks related to inflation, exchange rates and price increases for each type of contract depends on if the contract is a public works contract or is with the private sector.

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

For unit price contracts related to public works, in addition to escalation clauses, in Mexico the “Public Works and Services Law” establishes mechanisms to adjust the value of such public unit-price contracts for cost increases. The Public Works and Services Law provides the following mechanisms for the adjustment of unit prices in unit-price contracts: (i) a review of individual unit prices for which adjustment may be possible; (ii) review of unit prices by group where the estimated amount of work remaining to be performed represents at least 80% of the total amount of remaining work under the contract; and (iii) for those projects in which the relationship between the input and the total contract cost is established, an adjustment to reflect the increased cost may be made based on such proportion. The application of these mechanisms is required to be specified in the relevant contract.

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

For those risks that cannot be mitigated or which surpass acceptable levels, we carry out a quantitative analysis in which we determine the probability of occurrence of the risk, measure the potential financial impact, and adjust the fixed price of the contract to an appropriate level.

For fixed price contracts in the public sector, the Public Works and Services Law protects the contractors when adverse economic conditions arise that could not have been anticipated at the time of awarding the contract and thus were not considered in the initial contract bid. The Public Works and Services Law allows the Controller’s Office (Secretaria de la Funcion Publica) to issue guidelines through which public works contractors may recognize increases in their initial contract prices as a result of adverse economic changes. The proposed application of these mechanisms for the public-to-private initiative converted into law is uncertain, but the law would benefit the Public/Private Partnership (Proyecto para Prestacion de Servicios, or PPP) by introducing options to renegotiate, in good faith, the contract terms in the event of government action to increase the project costs or otherwise reduce contractual benefits to developers.

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

Furthermore, we expect that due to the financing trends, future contracts related to concessions, infrastructure construction and industrial construction will restrict adjustments to the contract price for additional work performed as a result of incorrect contract specifications.

In order to be able to apply percentage-of-completion method, the following requirements must be met: (i) the contract must clearly specify the legal rights related to the goods or services to be provided and to be received by the parties, the consideration to be exchanged and the terms of the agreement; (ii) our legal and economic right to receive the payment for the work performed as the contract is executed must be specified; (iii) the expectation must be that both the contractor and the customer will fulfill their respective contractual obligations; and (iv) based on the construction budget and contract, the total amount of revenue, the total cost to be incurred and the estimated profit can be determined.

The estimations are based on the terms, conditions and specifications of each specific contract, including assumptions made by management of the project in order to ensure that all costs attributable to the project were included.

Periodically, we evaluate the reasonableness of the estimates used in the determination of the percentage of completion. Cost estimates are based on assumptions, which can differ from the actual cost over the life of the project. Accordingly, estimates are reviewed periodically, taking into account factors such as price increases for materials, the amount of work to be done, inflation, exchange-rate fluctuations, changes in contract specifications due to adverse conditions and provisions created based on the construction contracts over the project duration, including those related to penalties, termination and startup clauses of the project and the rejection of costs by customers, among others. If, as a result of this evaluation, there are modifications to the revenue or cost previously estimated, or if the total estimated cost of the project exceeds expected revenues, an adjustment is made in order to reflect the effect in results of the period in which the adjustment or loss is incurred. The estimated revenues and costs may be affected by future events. Any change in these estimates may affect our results.

We consider that the potential credit risk related to construction contracts is adequately covered because the construction projects in which we participate generally involve customers of recognized solvency. Billings received in advance of execution or certification of work are recognized as advances from customers. In addition, we periodically evaluate the reasonableness of our accounts receivable. In cases when an indication of collection difficulty exists, allowances for bad debts are created and charged to results in the same period. The allowance is determined based on management’s best judgment in accordance with prevailing circumstances at that time, modified by changes in circumstances. Usually, we show a period between 30 and 60 days of “cost and estimated earnings in excess of billings on uncompleted contracts.” Our policy is not to recognize an allowance for doubtful accounts on contracts that require the customer to pay for the work not as it is performed, but only when the project is completed unless there are sufficient indicators that such receivable will not be collectible.

Construction backlog takes into account only those projects over which we have control. We consider ourselves to have control when we have a majority participation in the project and when we are assigned leadership of the project. In a case in which there is contractual joint control, the percentage of the contract is incorporated in the backlog according to our participation as provided in the contract.

Long-Lived Assets

The long-lived assets that we have refer to property, plant and equipment and concessions granted by the Mexican government and foreign governments for the construction, operation and maintenance of highways, bridges and tunnels, airport administration and municipal services.

The investment in concessions is classified either as an intangible asset, a financial asset (account receivable) or a combination of both based on the terms of service concession agreements.

A financial asset is originated when an operator constructs or makes improvements to the infrastructure and the operator has an unconditional right to receive a specific amount of cash or other financial asset during the contract term. An intangible asset is originated when the operator constructs or makes improvements and is allowed to operate the infrastructure for a fixed period after the construction ends. In this case the operator’s future cash flows have not been specified, because they may vary depending on the use of the asset.

A combination of both – a financial asset and an intangible asset – is originated when the return/profit for the operator is partially provided by a financial asset and partially by an intangible asset.

Accounting Policy:

Upon transition to IFRS, we utilized the deemed cost exception in IFRS with respect to certain of our long-lived assets. We elected to value certain land, buildings and major machinery and equipment at their fair value, using values calculated by appraisers duly recognized by the Mexican National Banking and Securities Commission, representing deemed cost for those assets. Additionally, for the remaining items of property, plant and equipment, we decided to utilize the indexed cost balance existing under Mexican Financial Reporting Standards, thereby maintaining inflation adjustments through 2007, such amounts also representing the deemed cost of those assets. Inflation was removed from our intangible assets under concession, such that their recognition was based on their historical cost. Subsequent to initial adoption of IFRS, we apply a historical cost model, which consists of recording acquisitions at their acquisition or construction cost, or at fair value in the case of goods acquired through contributions, donations or in payment of debt. The expenses incurred for improvements which increase the value of the asset are capitalized and are valued at their acquisition cost.

For certain investments in concessions, a financial asset is recorded at fair value and is subsequently valued at amortized cost by calculating interest through the effective interest method at the date of the financial statements, based on the yields determined for each of the concession contracts. For other concessions, an intangible asset are recorded at their acquisition or construction cost. The comprehensive cost of financing accrued during the construction period is capitalized.

We calculate depreciation on our fixed assets, such as buildings, furniture, office equipment and vehicles, over the useful life of the asset. The depreciation of machinery and equipment is calculated according to the units of production method (machine hours used in regard to total estimated usage hours of the assets during their useful lives, which range from 4 to 10 years). In investment in concessions, amortization as in the case of our investment in highways and tunnel concessions involving the use of facilities over the period of the concession is calculated by the units of production method. In the case of water treatment plants we consider treated water volumes. At the airport concessions, amortization is determined by considering the term of the concession, which is 50 years.

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

When the recoverable value improves, and such improvement is greater than the carrying value of the asset and appears to be permanent, the loss from impairment recorded previously is reversed only up to the amount of the previously recognized impairment loss.

The maintenance costs of airports, which are approved in the master development plan, are provisioned with a charge to results of the year; in the other concessions, the provision is created with a charge to results of the year for the amount which is expected to be disbursed.

Internal Control:

Discount rates used to determine the value in use, which is the present value of discounted future net cash flows, are determined in real terms by calculating the weighted average cost of capital for each cash-generating unit, which in turn is calculated by estimating the cost of equity and the cost of debt incurred for each cash-generating unit. The cost of equity is calculated using the capital asset pricing model, which uses the beta coefficients of comparable public companies in local and international markets. The cost of incurred debt is calculated based on the terms of debt currently outstanding for projects in-process as well as existing financial market conditions. The method we use to calculate the recoverable value of our cash-generating units takes into account the particular circumstances of the assets, including the terms and conditions of each concession, machinery and equipment involved, and intangible assets.

We evaluate indicators of impairment as part of the process to determine the recoverable values of cash-generating units. The indicators of impairment considered for these purposes include, among others, 1) the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, 2) depreciation and amortization charged to results which, in percentage terms, in relation to revenues, are substantially higher than those of previous years, 3) the effects of obsolescence, 4) reduced demand for the services rendered, 5) competition and other economic and legal factors. The mechanism to calculate the recovery value is based on the specific circumstances of the concessions, plant and machinery and intangibles. In the case of the concessioned routes, the projected revenues consider the projected vehicle flows, and assumptions and estimates are used relative to population growth and the peripheral economy of the concessioned route, temporary reductions in vehicle flows due to rate increases, commercial strategies to boost their use, among others, which may be determined and adjusted depending on the actual results obtained.

In addition, as part of the process to determine the recoverable values of our cash-generating units, we perform sensitivity analyses that measure the effect of key performance variables on projected net cash flows, considering the most probable outcomes of those variables. The critical variables used in our sensitivity analyses for the determination of recoverable value consider those variables that create value in each of our projects. These include (i) operating revenues, (ii) costs of operation and (iii) macroeconomic conditions, including foreseeable changes in interest rates. Our analyses also include contractually agreed-upon values related to maintenance and other investments when we are contractually bound to incur such investments in certain projects. Variations in discount rates are taken into account considering general changes in market interest rates and are applied to three possible scenarios with respect to projections of revenues: an optimistic case, a probable case (base case) and a pessimistic case. We consider that this range of outcomes is sufficiently broad to help us analyze the limits of the value of each critical variable and can also be broad enough for us to effectively consider projects that are in their mature phase. Variations are considered with respect to individual variables as well as with respect to “cross variations” where we apply simultaneous changes to combined variables.

Types of Long-Lived Assets

Depending upon their operating status, projects related to long-lived assets or cash-generating units can either be in the construction phase or operating phase. Projects in the construction phase are composed of investments in the process of being executed (constructed), whereas projects in the operating phase involve operating risks.

In the case of highways, we participate in two main project types: concessions and public-private partnerships (PPPs). The main difference between these categories is that revenues for PPP projects are paid directly by the government (not users) and include fixed revenues in addition to variable revenues, which we believe improves our revenue profile and risk exposure arising from our highways portfolio. Projected variable revenue scenarios are taken from studies that forecast traffic volume. These forecasts also take into account anticipated changes in toll levels and are prepared using statistical models based on historic behavior for each project. Operating expense projections are developed by the individuals in charge of the project operation. Projections for investment commitments are considered when such commitments are contractually required under the concession agreement. Projections are reviewed by operating committees and by the trusts in which both the governmental authorities and the project’s lenders participate. Our analyses as of December 31, 2011, using base case scenarios, indicate that a combined 28.1% decrease in variable revenues or 194.9% increase in operating costs would not result in impairment of our contractual obligations related to maintenance for these projects in the operating phase.

In water treatment and transmission projects, the structure of the project differs only in that the service is not provided directly to the public at large, but instead to governmental entities for water and drainage systems. In these types of projects, revenues and expenses are related both to the demand for the services by the population as a whole and the operating capacity of the project. Typically revenues include a fixed component to recover investment and fixed operating and maintenance costs, as well as a variable component that depends on the volume of water processed. The sensitivity analyses in these cases are based principally on population increase, which is the most determinative factor for future demand for the service. Our analyses as of December 31, 2011, using base case scenarios, indicate that a 19.7% decrease in variable revenues or a 14.7% increase in operating costs, would not result in impairment of finished projects in the operating phase.

Our airport projects are regulated by five-year master plans negotiated with the Mexican government, in which our future investment commitments are established and in which the maximum tariff we can charge per passenger is set. These are high-volume projects in which the variable that most affects the value in use is revenue. The sensitivity analyses for these projects are based on different scenarios of passenger traffic and ability to recover the maximum tariff. Our analyses as of December 31, 2011, using base case scenarios, indicate that an 8.9% decrease in revenues or a 60% increase in operating costs would not result in impairment of our airports our contractual obligations related to investments at our airports.

As of December 31, 2011, our pre-tax discount rates for highway projects average approximately 12.2% in real terms (excluding inflation), for water projects average approximately 11% in real terms, and for our airports average approximately 13.9%.

Our estimates for all projects may be based on assumptions that differ from, and may be adjusted according to, actual use.

Income Tax

Accounting Policy:

We determine and recognize current and deferred taxes on income. In the case of income tax (ISR) we are subject to the tax consolidation regime.

The provision or benefit for current ISR and Business Flat Tax (IETU) is recorded in results of the year in which they are incurred. Deferred ISR and IETU are both recognized based on the assets and liabilities method, which considers the temporary differences derived from comparing assets and liabilities in the statements of financial position and their tax bases, plus any future benefit from the tax losses obtained in previous years which have not yet been deducted, and the offsetting of tax credits not used from previous periods. Temporary differences are recognized at the income tax rates which have been approved, or which are substantially enacted, at the date of the statement of financial position. Consequently, the effect on deferred assets and liabilities derived from a change in tax laws and rates is recognized in the statement of comprehensive income of the year in which they go into effect. The resulting deferred tax provision or benefit is reflected in our consolidated statement of comprehensive income.

The calculation and recognition of deferred taxes requires the use of estimates, which may be affected by the amount of our future taxable income, the assumptions relied on by our management and our results of operations. In determining if deferred tax assets or tax loss carryforwards should be recognized, we consider the facts and circumstances that may have an impact in subsequent years on financial projections of taxable income, together with our estimates of recovery of tax losses for concession projects during the concession term. Our concession terms range from 20 to 50 years.

Deferred tax assets are not recognized if they are not probable of being realized. Any change in our estimates may have an effect on our financial condition and results of operations.

In connection with IETU, we also perform projections of future taxable income over the period during which our existing deferred taxes will reverse in order to determine whether during those years, we expect to pay IETU or ISR. We record deferred taxes based on the tax we expect to pay. Such projections are based on our estimates of the taxable revenues that we expect to recognize in the future in the ordinary course of business, less tax deductions permitted by applicable law.

Derivative Financial Instruments

We enter into derivative financial instruments to hedge our exposure to interest rate and foreign currency exchange risk related to the financing for our construction and concessions projects.

Accounting Policy:

When the related transaction complies with all hedge accounting requirements, we designate the derivative as a hedging financial instrument (either as a cash flow hedge, a foreign currency hedge or a fair value hedge) at the time we enter into the contract. When we enter into a derivative for hedging purposes from an economic perspective, but such derivative does not comply with all the requirements established by IFRS to be considered as hedging instruments, the gains or losses from the derivative financial instrument are recorded in the results of the period. Our policy is not to enter into derivative instruments for purposes of speculation

Per IAS 39, “Financial Instruments: Recognition and Measurement,” we value and recognize all derivatives at fair value, regardless of the purpose for holding them. We base fair value on market prices for derivatives traded in recognized markets. If no active market exists, we value the derivative instrument using the valuation techniques carried out by a price provider authorized by the National Registry of Securities (Registro Nacional de Valores) and the valuations provided by valuation agents (counterparties). These valuations are based on methodologies recognized in the financial sector and are supported by sufficient and reliable information. Valuations are carried out monthly in order to review changes and impact on business units and consolidated results. Fair value is recognized in the consolidated statement of financial position as a derivative asset or derivative liability, in accordance with the rights and obligations of the derivative contract and in accordance with IFRS.

For cash flow hedges (including interest rate swaps and interest rate options) and foreign currency hedges designated as foreign currency cash flow hedges and including exchange rate instruments, foreign currency swaps and foreign currency options, the effective portion is recognized within statement of comprehensive income as a component of other comprehensive income. We subsequently reclassify the amounts in other comprehensive income to the interest income or expense within the statement of comprehensive income, affecting net income, when profit or loss is affected by the hedged item. The ineffective portion is recognized immediately in the interest income or expense of the period. For fair value hedges, the fluctuation in the fair value of both the derivative and the open risk position is recognized in interest income or expense of the period in which it takes place. We carry out tests of effectiveness for derivatives that qualify as hedging instruments from an accounting perspective at least every quarter and every month if material changes occur.

For those derivatives that do not comply with hedge accounting requirements, the fluctuation in their fair value is recognized in profit or loss of the period when valued.

Internal Control:

Our activities are exposed to different economic risks which include (i) market financial risks (interest rate, foreign currency and pricing), (ii) credit risk, and (iii) liquidity risk.

We try to minimize the potential negative effects of the aforementioned risks in financial performance through different strategies. We use financial derivatives to hedge those exposures to the financial risks of operations recognized in the statement of financial position (recognized assets and liabilities), as well as firm commitments and forecast transactions which are probable to occur.

We only contract hedge financial derivatives to reduce uncertainty in the returns on projects. The financial derivatives which we enter into may be designated for accounting purposes as hedges or for trading purposes, without affecting our objective of mitigating the risks to which we are exposed in the projects.

In interest rate hedges we enter into the instruments in order to fix interest rates and thus make the projects more feasible. We enter into exchange rate hedge instruments to reduce the exchange rate risk in projects whose labor costs and inputs are incurred in a currency different from that of their financing source. We enter into the financing in the same currency as that of the payment source.

The contracting of financial derivatives is in most cases related to project financing, for which reason it is quite common that the same institution (or its affiliates) which provided the financing also acts as the counterparty. This includes instruments which cover fluctuations in the interest rate and the exchange rate. In both cases, the derivatives are contracted directly with the counterparties.

Our internal control policy establishes that the contracting of credit and of the risks involved in the projects requires a collective analysis by representatives from the finance, legal, administration and operations departments, before they can be authorized. As part of such analysis we also evaluate the use of derivatives to hedge financing risks. Based on internal control policy, the contracting of derivatives is the responsibility of the finance and administration departments once the aforementioned analysis is concluded.

When evaluating the use of derivatives to hedge financing risks, we conduct sensitivity analyses of the different possible levels of the relevant variables, in order to define the economic efficiency of each of the different alternatives available to hedge the risk measured. We compare each alternative in order to define the best one. Furthermore, we conduct effectiveness tests with the support of an appraisal expert to determine the treatment applicable to the financial instrument once it is entered into.

We maintain a policy of entering into financial instruments at the project level, and we do not enter into instruments involving margin calls or additional credit contracts to those authorized by our committees responsible for their performance, as no additional sources of liquidity are designated for those types of instruments. In those projects requiring collateral, the policy is that the necessary deposits are made initially or letters of credit are established at the time they are entered into, in order to limit project exposure.

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Derivative Financial Instruments.”

Other Policies

Accounting for Real Estate Sales

Accounting Policy:

We recognize revenues derived from sales of low income housing, residential environment, and real estate in accordance with International Financial Reporting Interpretations Committee “Agreements for the Construction of Real Estate” (or IFRIC 15) and IAS 18, when the risks and benefits of the housing have been transferred to the buyer, which occurs upon passage of title to the buyer.

Our real estate inventories are divided into two large segments: land held for development and inventories in-process (which include both houses under construction and unsold finished houses).

The valuation of inventory, the control of the cost of sales and the related profit are recognized through a cost budgeting system. The cost budgeting system is reviewed quarterly and updated periodically when modifications are made to sales price or cost estimates of construction and development of the home. Variations in the original cost budget that require a change in value of inventory are applied to results in the period in which they are determined. Inventory costs include (i) the cost of land, (ii) rights, licenses, permits and other project costs, (iii) housing development costs, construction and infrastructure costs, (iv) financial cost incurred during the construction period and (v) administration and supervision of real estate. The costs related to real estate projects that are capitalized during development of the project and are applied to cost of sales in the proportion in which revenues are recognized.

Internal Control:

To determine any possible impairment of our land held for development, we carry out appraisals every two to three years or more frequently when events or changes in circumstances indicate that the carrying amounts may not be recoverable.

With respect to inventory in-process, approximately 82% of homes under construction and unsold finished homes are within the low-income sector, while the remainder is within the moderate-income sector. With respect to homes in the low income sector, sales of such homes are generally financed by government-sponsored housing fund programs, which provide financial aid to customers to stimulate home purchases in this sector. Prices of homes in this sector are generally regulated by such government programs, thereby limiting our flexibility to establish sale prices. Sale prices in this sector are therefore sensitive to the availability of funding offered by the government under such programs as well as conditions prevailing in the Mexican economy, which in turn can be affected by global economic conditions. However, through 2011, we have not historically experienced significant fluctuations in sales in this sector and have been able to maintain a stable gross margin of between 16% and 26%. Despite the global financial crisis, Mexican governmental policies supporting housing development have continued, albeit at a slower pace. Although we expect that trend to continue, any strict price controls put in place by the Mexican federal government or inherent from adverse economic conditions in Mexico that exceed our current operating margin could cause an impairment with respect to housing in this sector.

With respect to homes in the moderate-income sector, on a quarterly basis, we perform a review of estimated revenues and costs for the projects in-process to evaluate the sector’s operating margin. Additionally, on an annual basis, we perform formal impairment tests based on discounted cash flow projections and to determine the expected rates of returns of the project. Such cash flow projections incorporate actual revenues and costs through the date of the evaluation as well as estimated future investments we expect to incur to complete and sell the project. Revenues are projected based on the current selling price of the home, considering any discounts that we may offer. Selling prices for the moderate-income sector are based on market studies of what a willing buyer would pay, comparable prices for similar projects in the areas in which we develop and the general economic conditions in Mexico. We only offer discounts on sale prices of homes when sales prices have increased over time and the discount would not exceed the original sale price of the home. Our policy is not to grant discounts when the discounted sales price would result in a value lower than the carrying value of the inventory. Our management determines discounts on a home-by-home basis. Cost estimates are based on our cost budgeting system as discussed above. Impairment is recognized when the fair value less costs to sell is less than the carrying amount of the inventory. As in the low-income sector, we generally earn a gross margin of approximately 17% to 22% in this sector. Accordingly, we are only recognize impairment on inventories in the moderate-income sector if we offer discounts greater than our operating margin or otherwise significantly reduce our prices below our operating margin because of, for example, market forces or deteriorating economic factors. We have not historically recognized impairment on inventory in this sector, nor have our cash flow projections through 2011 indicated any impairment loss for the inventory of homes in this sector.

In both the low- and moderate-income sectors, we have seen between an 8% decrease in the last quarter of 2011 compared to the last quarter of 2010 and a 4% decrease in the first quarter of 2012 in home sales, when compared to the same period in the prior year.

Effect of Application of the Critical Accounting Policies and Estimates on Results and Financial Position

Set forth below are the results derived from the application of the aforementioned policies and their effects on our consolidated financial statements as of and for the years ended December 31, 2011 and 2010.

Construction Contracts

Our consolidated financial statements as of December 31, 2011 included a provision for costs relating to project terminations amounting to Ps.559 million and a machinery lease provision of Ps.611 million related to rental payments due and payable. Our consolidated financial statements as of December 31, 2010 included a provision for costs relating to project terminations amounting to Ps.539 million and a machinery lease provision of Ps.476 million related to rental payments due and payable, as well as a short-term provision of Ps.3 million for estimated losses upon project termination related to projects that we expected to be substantially completed during 2011. As of December 31, 2011 and 2010, our consolidated financial statements include an allowance for doubtful accounts related to construction contracts of Ps.1,142 million and Ps.421 million, respectively. Allowances and provisions were recorded based on our best estimates and current circumstances. If these circumstances change, we may need to modify the amount of allowances and provisions we have recorded.

Income Tax

In 2011, we recorded a net tax benefit of Ps.(33) million, which reflected the following components:

•	a current ISR expense of Ps.914 million,
•	a deferred ISR benefit of Ps.814 million,

•	a current IETU expense of Ps.194 million, and
•	a deferred IETU benefit of Ps.327 million.

As of December 31, 2011, we had a net deferred ISR liability of Ps.1,486 million and a net deferred IETU liability of Ps. 382 million.

The tax payable of Ps. 3,429 million for the deconsolidation tax, is payable as follows: Ps. 210 million in 2012 (reflected in current liabilities as of December 31, 2011), Ps. 413 million from 2013 to 2016 and the remainder payable from 2013 and through 2021. The estimate reflected in the financial statements is calculated under the terms of the Law.

Tax losses as of December 31, 2011 have been recognized, as we believe we will be able to recover such losses either by offset of deferred tax liabilities that will reverse in subsequent periods or projections of future taxable income. Our existing level of backlog is expected to generate a greater volume of business in the future, resulting in increased taxable income that will compensate deferred tax assets recognized as of December 31, 2011.

In 2010, we recorded a net tax provision of Ps.284 million, which reflected the following components:

•	a current ISR expense of Ps.221 million,
•	a deferred ISR expense of Ps.210 million,
•	a current IETU expense of Ps.295 million, and
•	a deferred IETU benefit of Ps.441 million.

As of December 31, 2010, we had a net deferred tax liability of Ps.574 million and a net deferred IETU liability of Ps.834 million.

At December 31, 2011 and 2010, we also had an asset tax credit carryforwards of Ps.1,115 million and Ps.1,468 million, respectively, which can be recovered under certain circumstances. However, management has concluded that recovery of such benefits is not probable and has therefore not recognized the related deferred asset.

Derivative Financial Instruments

We have entered into interest rate swaps and options (designated as cash flow hedges), foreign currency swaps and options (designated as foreign currency cash flow hedges) and other derivative instruments (designated as trading derivatives as they do not meet hedge accounting requirements) for the terms of some of our long-term credit facilities with the objective of reducing the uncertainties resulting from interest rate and exchange rate fluctuations. To date, the results of our derivative financial instruments have been mixed. Their mark-to-market valuation as of December 31, 2011, decreased our derivative liabilities by Ps.219 million and increased our derivative assets by Ps.311 million. Those effects are reflected in our consolidated equity by Ps.483 million and Ps.381 million in our consolidated statement of comprehensive income for 2011. Their mark-to-market valuation as of December 31, 2010, decreased our derivative liabilities by Ps.36 million and decreased our derivative assets by Ps.57 million. Those effects were reflected in our consolidated equity by Ps.655 million and Ps.316 million in our consolidated statement of comprehensive income for 2010.

Long-Lived Assets

As of December 31, 2011, we did not recognize any impairment of long-lived assets.

Accounting for Low Income Housing Sales and Costs

As of December 31, 2011, there was no impairment in our real estate inventories or low income housing inventories.

Recently Issued Accounting Standards

New International Financial Reporting Standards

We have not applied the following newly issued IFRS standards, as their effective dates are subsequent to December 31, 2011, although their early adoption is allowed:

•	Improvements to IFRS 7, Financial Instruments: Disclosures, disclosures regarding transfer of financial assets, effective for annual periods beginning after July 1, 2011.

•	IFRS 9, Financial Instruments, effective for annual periods beginning on or after January 1, 2013.

•	IFRS 10, Consolidated Financial Statements, effective for annual periods beginning on or after January 1, 2013.

•	IFRS 11, Joint Ventures, effective for annual periods beginning on or after January 1, 2013.

•	IFRS 12, Disclosure of Interests in Other Entities, effective for annual periods beginning on or after January 1, 2013.

•	IFRS 13, Fair value Measurement, effective for annual periods beginning on or after January 1, 2013.

•	Amendments to IAS 1, Presentation of Items of Other Comprehensive Income, effective for annual periods beginning on or after July 1, 2012.

•	Amendments to IAS 19, Employee Benefits, effective for annual periods beginning on or after January 1, 2013.

•	IAS 27, Separate Financial Statements, effective for annual periods beginning on or after January 1, 2013.

•	IAS 28, Investments in Associates and Joint Ventures, effective for annual periods beginning on or after January 1, 2013.

Each one of the standards is summarized as follows:

The amendments to IFRS 7, Financial Instruments: Disclosures increase the disclosure requirements for those transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. The amendments also require disclosures where transfers of financial assets are not evenly distributed throughout the period.

IFRS 9, Financial Instruments, issued in November 2009, introduces new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to incorporate requirements for derecognition of both financial assets and liabilities, and classification and measurement of financial liabilities.

•

IFRS 9 requires all recognized financial assets that are within the scope of IAS 39, Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

•

The most significant effect of IFRS 9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognized in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was recognized in profit or loss.

IFRS 10, Consolidated Financial Statements replaces the parts of IAS 27, Consolidated and Separate Financial Statements that deal with consolidated financial statements. SIC-12 Consolidation – Special Purpose Entities has been withdrawn upon the issuance of IFRS 10. Under IFRS 10, the only one basis for consolidation is control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

IFRS 11, Joint Ventures, introduces new requirements on accounting for joint ventures to replace IAS 31, Interests in Joint Ventures. The option of applying the proportionate consolidation method on jointly controlled entities is eliminated. Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures. Joint operations are joint agreements whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Those parties are called joint operators. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Those parties are called joint venturers.

IFRS 12, Disclosure of Participation with Other Entities, requires greater disclosure for entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. The objective is to require information for financial statement users to assess the basis of control, restrictions on consolidated assets and liabilities, risk exposures arising from implications with unconsolidated entities and involvement of the holders of non-controlling interests in consolidated entities activities.

IFRS 13, Fair Value Measurements, defines fair value, establishes a framework for measurement and requires disclosures about fair value measurements.

The amendments to IAS 1, Presentation of Items of Other Comprehensive Income retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis.

The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. The presentation of items of other comprehensive income will be modified accordingly when the amendments are applied in the future accounting periods.

The amendments to IAS 19, Employee Benefits change the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. The amendments require all actuarial gains and losses to be recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus.

The amendments to IAS 19 are effective for annual periods beginning on or after Januar 1, 2013 and require retrospective application with certain exceptions. We anticipate that the amendments to IAS 19 will be adopted in our consolidated financial statements for the annual period beginning January 1, 2013 and that the application of the amendments to IAS 19 may have an impact on amounts reported in respect of our defined benefit plans. However, we have not yet performed a detailed analysis of the impact of the application of the amendments and hence have not yet quantified the extent of the impact.

IAS 27, Separate Financial Statements, provides the requirements for presentation of separate financial statements of parent companies.

IAS 28, Investments in Associates and Joint Ventures, is amended to conform to changes based on the issuance of IFRS 10, 11 and 12.

    B. LIQUIDITY AND CAPITAL RESOURCES

General

Our principal uses of funds in 2011 were:

•	Ps.2,755 million for the SPC Projects;

•	Ps.2,080 million for repayment of certain indebtedness of our subsidiary Aeroinvest;

•	Ps.1,746 million for the Nuevo Necaxa-Tihuatlan highway

•	Ps.1,616 million for the Autovia Urbana Sur highway;

•	Ps.1,309 million for the Atotonilco water treatment plant;

•	Ps.737 million for the Rio Verde-Ciudad Valles highway;

•	Ps.719 million for the Rio de los Remedios-Ecatepec highway;

•	Ps.562 million for the Agua Prieta water treatment plant;

•	Ps.737 million for the La Piedad bypass; and

•	Ps.737 million for the El Reality Aqueduct.

Our principal sources of funds in 2011 were third party financing for our construction, concessions and housing development projects, proceeds from project execution, a bond offering in the international capital markets, operating cash flow and asset sales such as the U.S.$420 million sale of our Corredor Sur tollroad concessionaire (ICA Panama) to the Government of Panama and the sale of COVIQSA and CONIPSA (the holders of two tollroad concessions) to our affiliate RCO. In February 2011, we raised U.S.$500 million from an offering of 8.9% senior notes due 2021. Also, in August 2011, two of our special purpose subsidiaries placed Ps.7,100 million in bonds in the Mexican market with a term of 20.8 years to finance the construction and operation of two infrastructure projects. Our obligations under these debt securities are secured by a pledge of the collection rights under the SPC agreements governing these projects.

Our expected future sources of liquidity include cash flow from our Civil Construction, Industrial Construction, Concessions and Airport segments as well as from third party debt and equity for our construction and housing projects. We cannot assure you that we will be able to continue to generate liquidity from these sources. We expect our principal future commitments for capital expenditures to include capital requirements related to new and existing concessions. Each of the concessions we currently have under contract has long-term third party financing. Our policy and practice is to have indicative arrangements in place for third party financing at the time we participate in a bid for a concession. It is also our policy and practice to have arrangements in place for third party financing at the time we participate in a bid for a construction project, if the construction project requires financing (such as the La Yesca hydroelectric project). Construction projects that require third party financing include those without traditional public works payment procedures, where we receive an initial payment in advance and we invoice the client periodically after making expenditures for the project. Our traditional public works contracts, on the other hand, require spending simultaneously with or after payment of invoices by the public project owner, thereby typically not requiring capital expenditures in excess of available funding. Because of our third-party financing policies and the procedures of our public works contracts, we expect our capital requirements related to concessions to vary less than our discretionary capital spending in other areas such as in non-public works construction, which are more often sensitive to market conditions, although there can be no assurance that our capital requirements related to concessions will not vary.

As of December 31, 2011, we had net working capital (current assets less current liabilities) of Ps.8,421 compared to Ps.2,001 million as of December 31, 2010. The increase in our total net working capital at December 31, 2011 from December 31, 2010 was primarily attributable to the unused proceeds received from the financings related to the SPC projects.

Although from 2008 through 2010, we saw a trend toward lower net working capital balances in the Company, that trend was due in part to large payments made on a smaller volume of projects towards the end of 2007 than we currently have. From 2010 to 2011, we no longer experienced the trend towards lower net working capital due in part to payments made on the new SPC projects and the conversion of the La Yesca hydroelectric project’s receivables to short term receivables. There can be no assurance, however, that the trend toward lower net working capital balances will not recur due to changes in the mix of projects under execution at any given time and their completion dates. Another trend toward our greater working capital needs is the growth of our Concessions segment, in which we have seen a trend toward greater investment requirements in infrastructure projects. When we perform construction under concessions, we generally must wait for an extended period—until after the concession has completed construction and begun operating—to recover the costs of construction. Additionally, our accounts receivables reflect a particular contracting scheme used in our Chicontepec II oil field and Package II of the Minatitlan refinery projects for Pemex where the contractor was paid only on major milestones, adding Ps. 635 million and Ps.1,679 million to our accounts receivable as of December 31, 2011 and 31, 2010, respectively, and requiring us to provide significant advance funding. Finally, when constructing public works, we often experience a delay in payment of our invoices, particularly in the initial phases of a project. The impact of the turmoil in the global financial system and the recession in Mexico as well as the upcoming elections in Mexico may result in delayed payment of monthly invoices for construction compared to what is historically typical. We believe that our working capital is sufficient to meet our requirements in connection with work we currently intend to carry out over both the short and long-term.

The increase in 2011 in current liabilities was primarily due to the reclassification of the debt related to the La Yesca hydroelectric project to current liabilities and, to a lesser extent, the incurrence of bridge loan financing while we finalize long-term financing arrangements. Our liabilities have increased in line with increases in our volume of work and number of projects, which typically result in current liabilities to subcontractors and suppliers.

Our cash and cash equivalents (including restricted cash) were Ps.10,900 million as of December 31, 2011, as compared to Ps.4,519 million as of December 31, 2010. At December 31, 2011, we had a current ratio (current assets over current liabilities) of 1.21, as compared to a current ratio of 1.10 at December 31, 2010.

Cash and cash equivalents (including restricted cash) at year-end 2011 included:

•	Ps.1,300 million, or 12% of our cash and cash equivalents, held by ICA-Fluor, which are unrestricted;

•

Ps.5,978 million, or 55% of our cash and cash equivalents, held in reserves established to secure financings related to the Acapulco Tunnel, the Kantunil-Cancun toll road, the Rio Verde-Ciudad Valles, Nuevo Necaxa-Tihuatlan, the Mitla-Tehuantepec highway, the two SPC projects, and the La Piedad bypass project, all of which are restricted;

•	Ps.565 million, or 5% of our cash and cash equivalents, held in our Airports segment, of which Ps.31 million is restricted;

•	Ps.404 million, or 4% of our cash and cash equivalents, held by our Ingenieros Civiles Asociados subsidiary; and

•	Ps.116 million, or 1% of our cash and cash equivalents, held by Rodio Kronsa.

Certain uses of cash and cash equivalents by certain of our less than wholly-owned subsidiaries require the consent of the other shareholders or partners, as applicable, of such subsidiary or joint venture, which are the Fluor Corporation, in the case of ICA-Fluor; Soletanche Bachy France S.A.S., in the case of Rodio Kronsa; FCC Construccion, S.A., in the case of the Nuevo Necaxa-Tihuatlan highway and the Aqueduct II water supply project; LP Holding, S.A., in the case of Los Portales, S.A.; Fomento de Construcciones y Contratas S.A. and Constructora Meca S.A. in the case of the Panama Canal (PAC-4) expansion project; and Aqualia Gestion Integral del Agua, S.A., Aqualia Infraestructuras, S.A. and Servicios de Agua Trident, S.A. de C.V., in the case of our concessionaire for the El Reality water supply system. Also, certain projects under construction in 2011 are managed jointly with Promotora del Desarrollo de America Latina, S.A. de C.V., such as the construction of the second level of Periferico Sur in Mexico City, or Autovia Urbana Sur, and the Mitla-Tehuantepec highway. In the case of these entities, the consent of our partners or other shareholders is only required with respect to the use of cash and cash equivalents outside of normal budgeted operations. The budget for normal operations is set by the board of directors of the relevant subsidiary, which are comprised of members appointed by both us and the other partners or shareholders, depending on the terms of the bylaws of the entity. While the cash held in these entities is not destined for a specific use or set aside as a compensating balance, the requirements for its use could limit our access to liquid resources or limit us from freely deciding when to use cash and cash equivalents outside of normal operations. Additionally, a portion of our cash and cash equivalents are held in reserves established to secure financings and thus form part of our restricted cash balances. The reserve requirements of such financings could also limit our access to liquid resources and limit our ability to decide when to use our cash and cash equivalents. See “Item 3. Key Information—Risk Factors—A substantial percentage of our cash and cash equivalents are held through less-than-wholly owned subsidiaries or joint ventures, or in reserves, that restrict our access to them.”

We used a net Ps.10,155 million in operating activities during 2011, as compared to using a net Ps.4,531 million in operating activities during 2010. The underlying drivers that led to changes in our operating cash flows in 2011 were (i) an increase in the number and volume of projects under execution, (ii) increased use of our cash reserves because of an increase in long-term accounts receivable owed by our clients (due to the payment structures of certain significant projects) and (iii) advance payments to suppliers.

Portions of our assets are pledged to a number of banks under credit arrangements, including: WestLB AG, Banco Santander (Mexico), S.A., Banco Inbursa, S.A. Institucion de Banca Multiple, Grupo Financiero Inbursa, BBVA Bancomer, BG Trust Inc., Bank of America Merrill Lynch, Value Casa de Bolsa, S.A. de C.V., Banco Mercantil del Norte, S.A., Grupo Financiero Banorte, Banco Nacional de Mexico, S.A., Integrante del Grupo Financiero Banamex, Banco Espiritu Santo de Investimento, Banco del Bajio, S.A., Banco Nacional de Obras y Servicios Publicos, S.N.C., Institucion de Banca de Desarrollo, Bancolombia, S.A., Morgan Stanley Bank, N.A., and Interamerican Credit Corporation. The assets we have pledged include collection rights under construction contracts, concessions, construction machinery and equipment, real property, dividend rights and shares of each of our financed concession projects. Notably among these, we have pledged our shares in the Autovia Urbana Sur highway concession, Autovia Necaxa-Tihuatlan, S.A. de C.V., or Auneti, our subsidiary that operates the Nuevo Necaxa-Tihuatlan highway, our 50% interest in Los Portales, S.A., a real estate subsidiary located in Peru, RCO, our Atotonilco water treatment project, our interest in the El Realito project, our interest in the Agua Prieta project, our shares of Viabilis Infraestructura S.A.P.I. de C.V., or Viabilis, the contractor for the Rio de los Remedios-Ecatepec toll highway project, as well as the collection rights of the Rio de Los Remedios project. In general, assets securing credit arrangements will remain pledged until the arrangement secured by these assets expire. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these banks and our ability to incur further debt (whether secured or unsecured) is limited. At December 31, 2011, we had unrestricted access to Ps.4,845 million of our cash and cash equivalents, compared to Ps.2,975 million at December 31, 2010. See Note 7 to our consolidated financial statements.

Our debt agreements contain standard covenants and events of default applicable to us, including cross-defaults that permit our lenders to accelerate debt. In addition, the indenture under which we issued U.S.$500 million of notes at the holding company level in February 2011 contains various covenants and conditions that limit our ability to, among other things: incur or guarantee additional debts; create liens; enter into transactions with affiliates; and merge or consolidate with other companies. As a result of these covenants, we are limited in the manner in which we conduct our business and may be unable to engage in certain business activities. We believe we are currently in compliance with all our restrictive covenants. Additionally, we have increasingly been required to accept market disruption clauses in our debt agreements, which, if invoked, typically require a borrower to pay a higher rate of interest when the interest rate under a loan agreement no longer adequately covers the actual cost to the lender of obtaining funds from whatever source it may reasonably select. Certain of our subsidiaries, such as the Constructora de Proyectos Hidroelectricos, S.A. de C.V. consortium, or CPH, and unconsolidated affiliates have entered into debt and other agreements containing restrictive covenants that limit the ability of such subsidiaries and affiliates to pay us dividends. CPH’s financing for the La Yesca hydroelectric project contains various restrictive covenants typical in a project financing including, significantly, covenants limiting CPH’s access to additional cash other than what the project specifically requires until project completion and after final payment from the Mexican Federal Electricity Commission (Comision Federal de Electricidad) is received, as well as covenants limiting CPH’s ability to contract additional debt or guarantees. Our subsidiary Viabilis has contracted financing for the Rio de los Remedios-Ecatepec highway project that contains standard covenants and events of default applicable to Viabilis, significantly, reporting obligations, conduct of business, compliance with laws, limitations on merger and acquisition transactions, limits on contracting additional debt or guarantees, limits on modification of construction contracts without the consent of the lenders and a prohibition on derivative transactions. The Viabilis financing agreement does not include covenants or events of default related to financial ratios. Our unconsolidated affiliate RCO has financing with terms requiring a waterfall of payments that may restrict the cash available for distributions to shareholders until 2014. Restrictive covenants in our debt agreements restrict only the project contracting the financing agreement in which they are contained, and generally do not restrict our operating subsidiaries. See Note 21 to our consolidated financial statements and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” We are not currently, and are not reasonably likely to be, in breach of any of our material debt covenants, and we do not have any stated events of default or cross-defaults in our debt agreements that would allow our lenders to accelerate our debt if not cured within applicable grace periods.

In certain bidding processes we have also been required to prove, typically at the bidding level, our debt ratios (total debt divided by total assets) and liquidity ratios (short-term assets divided by short-term debt). The requirements related to these ratios vary. In certain projects, we were required only to disclose the existing ratios to the potential client, without a minimum requirement, such as in the Atotonilco and El Realito water treatment projects and the PAC-4 project in Panama. In other bidding guidelines we have seen debt ratios required to be less than 0.7 or 0.8, and liquidity ratios required to be greater than 1.0 or 1.2. Our experience shows that these requirements can vary greatly from client to client and country to country. We have historically met or exceeded the debt and liquidity ratio requirements for the projects on which we have bid.

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

Project Financing

We use a number of project financing structures to raise the capital necessary for our projects. We historically financed our construction operations primarily through advances from customers. Increasingly, we have been required to arrange construction-phase financing. This has typically been done through bank financing under limited- or non-recourse structures. Our ability to arrange financing for the construction of infrastructure facilities is dependent on many factors, including the availability of financing in the credit market.

In our Concessions segment, we typically provide a portion of the equity itself and our investment is returned over time once the project is completed. Concessions are an approach to financing public-sector projects through the private sector. In certain non-concession projects that are financed as part of Mexico’s public works financing program, such as the La Yesca hydroelectric project, payment of the contract price is deferred until the project is operational. Due to the nature of most infrastructure projects, which typically involve long-term operations, we do not recover our equity or debt contribution or receive payment under the contract until the construction phase is completed. Depending on the requirements of each specific infrastructure project, whether such project is a concession or not, we typically seek to form a consortium with entities that have expertise in different areas and that can assist us in obtaining financing from various sources. See “Item 3. Key Information – Business Overview – Infrastructure.” We anticipate that future revenues will depend significantly on our ability directly or indirectly to arrange financing for the construction of infrastructure projects.

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

Indebtedness

Our total debt to equity ratio was 2.4 to 1.0 at December 31, 2011 and 1.7 to 1.0 at December 31, 2010. The deterioration in the debt to equity ratio at December 31, 2011 from December 31, 2010 mainly reflected the incurrence of debt to finance the execution of projects, including concessions under construction and the La Yesca hydroelectric project, as well as our issuance of U.S.$500 million of 8.9% senior notes due 2021.

As of December 31, 2011, approximately 22% of our consolidated revenues and 47% of our indebtedness were denominated in foreign currencies, mainly U.S. dollars. Unless, as is our policy, we contract debt financing in the same currency as the source of its repayment, decreases in the value of the Mexican peso relative to the U.S. dollar may increase the cost in Mexican pesos of our debt service obligations with respect to our U.S. dollar denominated indebtedness and may also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased. We have entered into cash flow hedges, including with respect to foreign currency cash flow, and other trading derivative instruments for the terms of some of our long-term credit facilities with the objective of reducing the uncertainties resulting from interest rate and exchange rate fluctuations. To date, the results of our derivative financial instruments have been mixed and have not substantially affected our cash flows. See “Item 3. Risk Factors—Risks Related to Mexico and Other Markets in Which We Operate—Appreciation or depreciation of the Mexican peso relative to the U.S. dollar, other currency fluctuations and foreign exchange controls could adversely affect our financial condition and results of operations” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Derivative Financial Instruments.” Several of our subsidiaries have lesser exposure to foreign currency risk because a higher percentage of their revenues are denominated in U.S. dollars.

Certain of our subsidiaries, such as CPH, and unconsolidated affiliates have entered into debt and other agreements containing restrictive covenants that limit the ability of such subsidiaries and affiliates to pay us dividends. These restrictive covenants generally do not restrict our operating subsidiaries such as Ingenieros Civiles Asociados and ViveICA. See Note 21 to our consolidated financial statements.

In 2011, our debt service obligations (principal and interest before commissions expenses) totaled Ps.50,622 million for debt denominated in pesos and U.S. dollars, as compared to Ps.32,345 million in 2010. As of December 31, 2011, our net debt (interest paying debt less cash and cash equivalents) was Ps.39,722 million, as compared to Ps.27,826 million as of December 31, 2010. Our net debt increased in 2011 due to an increase in our debt, particularly in our Concessions segment and Corporate and Other segment.

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

La Yesca

CPH is a special purpose subsidiary created to construct the La Yesca hydroelectric project. The terms of the La Yesca contract require that we secure financing for the project costs and limit disbursements during the construction phase to 90% of the cash cost of any certified work performed. We and the other shareholder of CPH have agreed to guarantee certain obligations of CPH under the project contracts, including the financing documents, subject to certain limitations, in the event of an early termination of the public works contract for the project. CPH obtained financing for the construction phase of the La Yesca hydroelectric project in the first quarter of 2008 from WestLB AG, which also structured the financing for the El Cajon hydroelectric project. The financing consists of a U.S.$910 million line of credit to be used to cover construction costs and a U.S.$140 million revolving line of credit to be used to finance monthly working capital requirements and to be repaid from the construction line of credit, both of which contain various restrictive covenants typical in a project financing including, significantly, covenants limiting CPH’s access to additional cash other than what the project specifically requires until project completion and after final payment from the Mexican Federal Electricity Commission (Comision Federal de Electricidad) is received, as well as covenants limiting CPH’s ability to contract additional debt or guarantees. The $910 million construction line of credit was syndicated and has a term that lasts the duration of the construction period, subject to certain permissible extensions if the La Yesca project completion date is delayed. The repayment of the construction line of credit is scheduled to occur in two installments: (i) the first payment to be made on the date of provisional acceptance of the first turbine unit, currently expected to occur in the second half of 2012, in the amount of 60% of the fixed-price and 100% of the unit-price construction works performed as of that date, and (ii) the balance to be repaid upon delivery of the second turbine unit, expected to occur by the end of 2012. West LB is the sole lender of the U.S.$140 million working capital line of credit, which has the same term as the construction line of credit. The working capital line of credit is expected to be repaid from the construction line of credit.

Because the terms of the construction contract provide that the Mexican Federal Electricity Commission will pay for the project upon completion, and the financing obtained by CPH covers only the project’s cash costs, the project will not generate any significant cash flow to us until completion, which is scheduled to occur in the second half of 2012. The La Yesca hydroelectric project generated Ps.3,273 million of revenue, or 8% of total revenues, in 2011. The La Yesca hydroelectric project represented a substantial portion of our receivables and indebtedness in 2011, and is expected to continue to represent a substantial portion of our receivables and our indebtedness in the future until the fourth quarter of 2012. At December 31, 2011, we had Ps.14,040 million in contract receivables (including receivables based on the percentage-of-completion method of accounting) and Ps.13,208 million of debt (which became short-term debt in the fourth quarter of 2011) on our consolidated statement of financial position relating to the La Yesca hydroelectric project. In 2011, the project’s accounts receivables were reclassified as short-term.

RCO

On August 6, 2007, the Ministry of Communications and Transportation awarded the first FARAC concession package to RCO, a consortium formed by two of our subsidiaries and GSIP in which we originally participated with 20% of the equity and GSIP originally held the remaining 80% of the equity. The FARAC concession consists of a 30-year concession to construct, operate, exploit, conserve, and maintain the 558-kilometer Maravatio—Zapotlanejo, Guadalajara—Zapotlanejo, Zapotlanejo—Lagos de Moreno, and Leon—Lagos—Aguascalientes toll roads in the states of Michoacan, Jalisco, Guanajuato and Aguascalientes, as well as extension or enlargement works as the Ministry of Communications and Transportation determines. RCO paid Ps.44,051 million for the assets. The concessionaire obtained a Ps.31,000 million long-term financing with Banco Santander Central Hispano, S.A. We have a minority interest in the concessionaire, accounting for it as a non-consolidated affiliate, and were required to contribute Ps.3,118 million as equity capital. Our consortium partner GSIP and the long-term financing described above contributed the remaining investment amount paid to the Mexican federal government under the concession. The terms of the financing required, among other conditions: (i) the pledge of our and GSIP’s shares of the consortium in favor of the creditors and (ii) a waterfall of payments that may restrict the cash available for distributions to shareholders until 2014. Because the investment is accounted for under the equity method, the debt is not consolidated on our balance sheet.

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

In September 2011, we completed the sale of our Queretaro-Irapuato and Irapuato-La Piedad highway concessions to RCO in exchange for cash and an increased shareholding in RCO from 13.6% to 18.7%.

Aeroinvest

On December 22, 2010, our subsidiary Aeroinvest entered into a Ps.2,275 million bridge loan with Bank of America, N.A. Cayman Branch to prepay Aeroinvest’s series 2007-1 Class A, Class B and Class C notes issued in 2007. In February 2011, we repaid this loan in its entirety with the funds obtained from our issuance of U.S.$500 million of 8.9% senior notes that month. In December 2011, we entered into a loan agreement in an aggregate amount of U.S.$45 million under which we have also pledged through a trust agreement 115 million of GACN’s shares held by Aeroinvest as of March 31, 2012. The loan has a term of four years and is guaranteed by both CONOISA and our holding company Empresas ICA, S.A.B. de C.V. This loan also requires compliance with a Receipts to Debt Service Ratio of less than or equal to 1.20 to 1, a GACN Earnings Before Depreciation and Amortization (EBDA) to Debt Service Ratio of less than or equal to 2.0 to 1.0 and a total loan to value ratio of greater than or equal to 0.5 to 1.0.

Grupo Aeroportuario del Centro Norte

On July 14, 2011, our indirect subsidiary GACN placed Ps.1,300 million in 5-year peso-denominated notes (Certificados Bursatiles) with local investors in the Mexican market. The interest rate on the notes is the 28-day Mexican Interbank Equilibrium Rate, or TIIE, plus 70 basis points. GACN used the net proceeds of the offering to prepay Ps.1,011.3 million in existing debt and commissions, with the balance of the net proceeds used to fund committed investments under GACN’s Master Development Program for its 13 airports, as well as to make strategic investments.

SPC Projects

In August 2011, two of our special purpose subsidiaries placed Ps.7,100 million in bonds in two tranches—one Mexican peso tranche in the amount of Ps.5,323 million at a fixed annual rate of 10% and one UDI tranche in the amount of Ps.1,777 million with a real annual rate of 5.65%—in the Mexican market with a term of 20.8 years to finance two social infrastructure projects consisting of the construction of, and provision of non-penitentiary services to, two federal penitentiaries. Our obligations under these debt securities are secured by a pledge of the collection rights under the SPC contracts. We will begin making quarterly principal and interest payments on the bonds in 2013 according to their amortization schedule. On March 6, 2012, we reopened the bonds and issued an additional Ps.1,060 million in the Mexican market under substantially similar terms as the Mexican peso tranche.

ViveICA Credit Lines

On September 4, 2007, our housing subsidiary ViveICA entered into an uncommitted revolving debt facility funded by Deutsche Bank for the peso equivalent of U.S.$50 million to finance projects in several cities. The facility was denominated in pesos and had a maturity of six years, with a four-year revolving period during which ViveICA was permitted to draw on the funds. Because the facility was uncommitted, we did not pay a commitment fee to Deutsche Bank and Deutsche Bank had discretion to cease advancing funds under the agreement. Commencing in February 2010, we were in the amortization period of the facility. At December 31, 2011, we had an outstanding balance of Ps.152.9 million under the facility.

We used this facility to finance projects before project authorization documents were obtained and to recover the appraised value of the project land upon delivery of definitive project authorization, thus increasing the turnover and liquidity of projects. Under this facility, ViveICA was required to comply with certain affirmative and negative covenants including: (i) maintaining a ratio of earnings before interest taxes and depreciation to interest expense of greater than 2.0x (as of December 31, 2011, such ratio was 2.024x), and (ii) a financial debt to assets ratio of less than 0.6x (as of December 31, 2011, such ratio was .574x). This facility also included an event of default and a condition precedent to disbursement of funds under the facility requiring the debt of the facility to maintain a rating of at least “mxAAA” for S&P and “Aaa.mx” for Moody’s. In 2010, due to a downgrade in the rating of the facility as a result of changes in the methodology of the ratings agencies, we received a default notice from the trustee of the debt holders, which was later cured by renegotiating the terms of the agreement. As part of the renegotiation, the facility’s minimum rating requirement changed to “Baa2.mx” for Moody’s; in addition, the S&P rating requirement was eliminated. There was been no termination or acceleration of this facility. This facility was paid in full during the first quarter of 2012.

On August 20, 2009, ViveICA entered into facility funded by IXE Banco for Ps.350 million. The facility is denominated in pesos and has a maturity of 2 years with interest at the 28-day Mexican Interbank Equilibrium Rate, or TIIE, plus 3.5%. ViveICA has received funds from the facility of Ps.350 million, which it used to repay short-term commercial paper. As of December 31, 2011, , we had approximately Ps.112.8 million outstanding under this facility. We make monthly payments on the loan, which was expected to be fully paid upon expiration of its term on August 16, 2011. However, we executed an agreement to reschedule the payments under this facility beginning in June 2010 to extend the repayment term for 36 months thereafter. We extended the repayment term in order to provide increased working capital for ViveICA. Under this agreement, ViveICA and Ingenieros Civiles Asociados, S.A. de C.V. have agreed not reduce our equity in ViveICA by more than 10% for the term of the loan. Ingenieros Civiles Asociados has provided a guarantee under the terms of this facility.

On March 22, 2011, ViveICA entered into a Ps.500 million 3-year term facility with Banorte, with an interest at the 28-day TIIE, plus a 4% spread. This facility has a parent company guarantee from Empresas ICA, S.A.B. de C.V.

Nuevo Necaxa—Tihuatlan

On June 2, 2008, our subsidiary Auneti, which operates the Nuevo Necaxa—Tihuatlan toll highway concession, entered into a guaranteed multi-tranche loan for the long-term financing of the construction of the Nuevo Necaxa—Avila Camacho segment of the Nuevo Necaxa—Tihuatlan highway in the amount of Ps.6,061 million. The loan agreement consists of two tranches: (1) Tranche A provides a Ps.5,510 million loan for a nine-year term to be used for the acquisition of the concession and its construction, and (2) Tranche B provides a Ps.551 million support facility at the completion of construction, for a nine-year term, to be used for the payment of interest on Tranche A. Both tranches of the loan are without recourse to Auneti’s shareholders and were provided by Banco Santander, HSBC Securities (USA) Inc. and Dexia S.A. There is no parent company guarantee of this Auneti loan.

Atotonilco

On August 16, 2010, we entered into an 18-year term loan agreement with Banobras development bank for Ps.4,790 million. This facility has an interest rate at the 28-day TIIE plus 2.75% to 3.5%, depending on the year in which the funds are effectively disbursed. The collateral for this loan includes a pledge on our shares of the project concessionaire.

Corredor Sur

On May 17, 2005, a trust organized by our then subsidiary ICA Panama issued U.S.$150 million of 6.95% notes due 2025, with payments of principal and interest to be made from the Corredor Sur highway’s operations. The notes were recourse solely to the trust, which had been assigned the right to payment from the tolls. The net proceeds from the placement of the notes (approximately U.S.$134.9 million) were principally used to repay 100% of the project’s outstanding indebtedness (including a payment of U.S.$51.2 million in respect of outstanding indebtedness to the International Finance Corporation) and to fund certain reserve accounts as required under the terms of the concession’s financing. The balance of the proceeds from the placement of the notes was used to repay a portion of our parent company indebtedness and for other corporate purposes. In August 2011, we entered into a Share Purchase Agreement to sell our Corredor Sur tollroad concession to ENA, a corporation owned by the Government of Panama, for U.S.$420 million. The transaction was completed on August 24, 2011. Simultaneously with the completion of the sale, we repaid approximately U.S.$154 million of Corredor Sur’s outstanding debt. There was no parent company guarantee of this Corredor Sur financing arrangement.

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

Rio Verde—Ciudad Valles Highway

On September 19, 2008, our subsidiary ICA San Luis, S.A. de C.V., which operates the Rio Verde—Ciudad Valles highway concession entered into a long-term financing for the construction of a 113.2-kilometer highway in the state of San Luis Potosi, in the amount of Ps.2,550 million. The loan was structured by Banco Santander and has a term of 17 years. There is no parent company guarantee of this Rio Verde—Ciudad Valles highway financing arrangement.

The Kantunil-Cancun Highway (Mayab Consortium)

In 2008, as a consequence of our acquisition of the Mayab Consortium, which holds the concession for the Kantunil-Cancun highway, we assumed the Mayab Consortium’s long-term debt securities, which as of December 31, 2011 were equivalent to Ps.2,446 million. The debt is denominated in Unidades de Inversion, or UDIs, which are Mexican peso currency equivalent units of account that are indexed to Mexican inflation on a daily basis (as measured by the change in the Mexican National Consumer Price Index). As of December 31, 2011, one UDI was equal to approximately Ps.4.691316. The long-term debt matures in 2019 and 2020, and is expected to be repaid from toll revenues generated by the concession. We consolidate the investment in our consolidated financial statements. There is no parent company guarantee of this Kantunil-Cancun highway financing arrangement. In August 2011, we signed an amendment to our concession agreement with the Ministry of Communications and Transportation to construct an extension of the tollroad. The amendment includes the construction, operation, conservation and maintenance of a 54-kilometer expansion of the Kantunil-Cancun highway to Playa del Carmen and extends the term of the concession to 2050. The expansion of the highway will require an estimated investment of approximately Ps.1,900 million. In December 2011 we entered into a bridge loan agreement for U.S.$45 million with Morgan Stanley Bank, S.A. for a term of 9 months pending our arranging long term financing for the expansion. The term of this loan is 9 months and we have agreed to maintain a Maximum Leverage Ratio of less than 9.00 to 1.00.

Viabilis

In February 2010, our subsidiary Viabilis entered into a long-term financing agreement for the Rio de los Remedios-Ecatepec highway project with Banobras development bank. The Ps.3,000 million line of credit is to be applied to Phase 1 of the highway project. On April 15, 2010, Viabilis made its first draw under this line of credit in the amount of Ps.1,136 million. As of December 31, 2011, we have Ps.3,000 million outstanding under this line of credit. This credit facility matures in 2037 and has a fixed interest rate of 7.8% plus applicable margin, which varies between 295 and 370 basis points over the term of the loan. Repayment of the loan is expected to occur over the final 14 years of its term; 70% of the loan will be subject to a fixed payment calendar while 30% is payable only to the extent cash is available from the highway project after the fixed-calendar payments are made. The financing agreement includes standard covenants and events of default applicable to Viabilis, significantly, reporting obligations, conduct of business, compliance with laws, limitations on merger and acquisition transactions, limits on contracting additional debt or guarantees, limits on modification of construction contracts without the consent of the lenders and a prohibition on derivative transactions. The financing agreement does not include covenants or events of default related to financial ratios.

The financing package with Banobras for the Viabilis credit facility includes a joint and several guarantee of Viabilis’ performance by Ingenieros Civiles Asociados, S.A. de C.V., our construction subsidiary, as well as a payment guarantee by our subsidiary CICASA proportional to the percentage of Viabilis’ payment obligations corresponding to our subsidiary CONOISA’s percentage of ownership of Viabilis, which is currently 50%, until the beginning of Phase I operations of the highway. Additionally, our shares of Viabilis are pledged to Banobras as collateral.

El Realito

In March 2011, our subsidiary Aquos el Realito S.A. de C.V. entered into a 18-year term financing agreement for the construction of the El Realito Aqueduct project, to which it holds a long-term service agreement, in an amount up to Ps.1,319 million. As of December 31, 2011, our portion of the outstanding debt for the project was Ps.159 million. This credit arrangement also contains certain financial ratios. The debt service coverage ratio less than 1.2 but greater than 1.18 requires us to increase our debt service reserve account. We have entered into an interest rate swap in connection to this agreement and our effective rate is 7.81%.

Agua Prieta

In March 2011, our subsidiary Renova Atlatec S.A. de C.V., or Renova Atlatec, the holder of the long-term service agreement with the Jalisco State Water Comission (CEA) for the construction and operation of the Agua Prieta Waste Water Treatment Plant, entered into a 16-year term financing agreement for the construction of this project in the amount of Ps.1,175 million. As of December 31, 2011, our portion of the outstanding debt for this project was Ps.480 million. This loan is guaranteed by the shares of CONOISA in Renova Atlatec. The agreement also provides that the debtor must maintain a debt service coverage ratio of at least 1.02 to 1. We have entered into an interest rate swap in connection with this agreement with our effective rate being 8.17%.

Autovia Urbana Sur

In May 2011, our affiliate Concesionaria Vial San Jeronimo-Muyuguarda, S.A., which holds the concession for the second level of a section of the Periferico Sur expressway in Mexico City, entered into a long term financing agreement for the project’s construction in the amount of Ps.2,957 million. The loan has a term of 10 years and is secured by a pledge over our shares in the concessionaire. We have also entered into an interest rate swap in connection with this agreement.

Other Debt

As of December 31, 2011 we had no other material outstanding long-term debt.

    Derivative Financial Instruments

We enter into derivative financial instruments to reduce uncertainty on the return of our projects. From an accounting perspective our derivative financial instruments can be classified as for hedging or for trading purposes. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates—Derivative Financial Instruments.” The decision to enter into a derivative financial instrument is linked, in most cases, to the financing for a project, because the uncertainties we seek to reduce result from fluctuations in interest rates and exchange rates relevant to the project’s financing. Our derivative financial instruments as of December 31, 2011 are composed of instruments that hedge interest rate and exchange rate fluctuations.

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

We may enter into exchange rate hedges to reduce the foreign currency exchange rate risk where the currency used in the financing (and corresponding repayment) of the project is different from the currency in which we expect the project to incur labor, supply or other costs. In 2011 and 2010, we entered into foreign exchanges hedges in connection with AHMSA Phase II steel mill and plate line expansion in our Industrial Construction segment.

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

When assessing the potential use of derivatives to hedge financial market risks, we perform sensitivity analyses of possible outcomes of alternative derivative instruments to help us evaluate the economic efficiency of each alternative available to us to hedge the risk. We compare the terms, obligations and conditions to choose which alternative best suits our strategy. Once we enter into a derivative, we conduct effectiveness tests with the help of expert appraisers to determine its accounting treatment. See “Item 5. Operating and Financial Review and Prospects – Operating Results – Critical Accounting Policies and Estimates – Derivative Financial Instruments.”

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

Nonetheless, due to changes in the La Yesca construction schedule and the increasing volatility of Mexican peso-U.S. dollar exchange rate fluctuations, on April 20, 2009, we and the provider of the La Yesca foreign currency exchange options restructured the options to (i) stabilize the notional amount so that it remains unchanged regardless of the difference between the spot exchange rate and the exchange rate set forth in the derivative contract, (ii) reduce the notional amount to Ps.2,083 million (approximately U.S.$183.5 million), corresponding to weekly transactions averaging Ps.16 million (approximately U.S.$1.4 million), to better fit the La Yesca hydroelectric project’s peso obligations, and (iii) reschedule the weekly settling of notional amounts to match the revised construction schedule and disbursement program. The options as restructured were effective for the period from April 22, 2009 through February 29, 2012. This option was again restructured in August 2011 to better reflect the conditions of the project, including reducing the notional amount.

The cost of the 2009 renegotiation of the La Yesca options was U.S.$33 million, for which the provider required a letter of credit from Compañia Hidroelectrica La Yesca, or COHYSA, as a credit support document. The letter of credit accrued interest at the London Interbank Offered Rate, or LIBOR, plus 450 basis points. The cost of renegotiation, including interest, becomes due upon completion of the La Yesca hydroelectric project. On September 15, 2010, we entered into a U.S.$16 million credit agreement to replace the expiring letter of credit. The cost of the 2011 restructuring was U.S.$2.9 million.

During 2007, we entered into two derivative contracts that establish a maximum interest rate of 5.5% (an interest rate cap). During 2008, we entered into a combination of a purchase of a cap option and a sale of a floor option (which establishes a minimum interest rate on the financing) on certain of our credit agreements related to the La Yesca project; this transaction was designated as a cash flow hedge. At December 31, 2011, the fair value of the combined cap and floor resulted in the recognition of a derivative liability of U.S.$5 million. At December 31, 2010, the fair value of the combined cap and floor resulted in the recognition of a derivative liability of U.S.$22 million.

RCO Derivative

RCO’s long-term financing has a floating interest rate. In order to hedge for fluctuations of the floating rate, RCO entered into six interest rate swaps; four that swapped the floating rate for a fixed interest rate and two that swapped the floating rate to a “real” (inflation-adjusted) interest rate. The real interest rate swaps are designed to hedge increases in the costs of RCO’s operating and capital expenditures because of inflation. Given that we recognize RCO as an equity method investment, the aggregate fair value to us of the six derivatives on December 31, 2011 was a loss of Ps.357 million, as compared to Ps.309 million on December 31, 2010, representing our share of the total value of the derivative. The cash flows derived from the four fixed rate swaps are paid or received on a monthly basis, while the cash flows derived from the two real rate swaps are paid on an annual basis. The aggregate notional amount for four fixed rate swaps is Ps.15,070 million, or approximately 58% of the total financing amount. The aggregate notional amount for the two real interest rate swaps is Ps.11,365 million. This derivative is classified as a hedging instrument.

Other Derivatives

In August 2006, we entered into a derivative financial instrument known as a “European style option,” which limited the interest rate on a notional amount of Ps.580 million of our debt securities. In August 2010, we renewed this financial instrument and changed the notional amount to Ps.490 million. After the sale of our CONIPSA subsidiary to our affiliate RCO in the third quarter of 2011, we no longer consolidate the entity that holds this derivative. Until the time of the sale, this option was classified as a hedge for accounting purposes.

Between November and December 2011, we entered into a series of foreign exchange forwards with varying maturities in order to mitigate foreign exchange exposure on the AHMSA Phase II steel mill and plate line expansion. These instruments have a fair value as of December 2011 of Ps.28 million. These instruments are classified as hedging contracts for accounting purposes.

In the second half of 2010, we entered into cross-currency swap transactions in order to mitigate our interest and exchange rate exposure in the Eastern Discharge Tunnel project to hedge prices of the tunnel boring machines used in this project. As of December 31, 2011, the fair value of these instruments is Ps.21 million. These instruments are classified as hedging contracts for accounting purposes.

In February 2011, we entered into four coupon-only swaps to hedge our foreign currency interest payment exposure related to our U.S.$500 million senior unsecured notes. For more information on our senior unsecured notes, see “Item 5. Liquidity and Capital Resources—Indebtedness—Empresas ICA.” The fair value as of December 31, 2011 of these swaps is Ps.293 million. These instruments are classified as hedging contracts for accounting purposes.

During 2011 we entered into a series of interest rate swaps (exchanging variable or floating rates for fixed rates) in our Concessions segment in connection with the following projects: the Atotonilco water treatment plant with a notional amount of Ps.4,310 million; the Autovia Urbana Sur project with a Ps.2,957 million notional amount; the Agua Prieta water treatment plant with a notional amount of Ps.940 million; and the El Realito water treatment plant with a notional amount of Ps.989 million.

For our Mayab Consortium bridge loan related to the acquisition of the land for the expansion of the concession, we entered into a foreign exchange forward with a strike price of U.S.$14.25 per Mexican peso, which as of December 31, 2011 had a notional amount of U.S.$45 million.

Additional Sources and Uses of Funds

We may from time to time repurchase or sell our outstanding equity securities if market conditions and other relevant considerations make such repurchases or sales appropriate. The amount that we may use to repurchase our securities is authorized annually by our shareholders at our ordinary general meeting. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchaser.”

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

In recent years, our liquidity has also been adversely affected by the length of our average collection period for accounts receivable. Our average collection period for accounts receivable considered net of value-added tax was 212 days as of December 31, 2011, which is a 15% increase from 184 days as of December 31, 2010, primarily as a result of the La Yesca hydroelectric project from which we expect to collect payment at delivery and long-term accounts receivables of Viabilis.

C. TREND INFORMATION

Please see “Item 5. Operating and Financial Review and Prospects,” “Item 3. Key Information—Risk Factors” and “Item 4. Information on the Company” for trend information.

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

        E. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity.

As of December 31, 2011, the scheduled maturities of our contractual obligations were as follows:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(Millions of Mexican pesos)
Long-term debt obligations	Ps. 44,208	Ps. 13,887	Ps. 2,440	Ps. 4,471	Ps. 23,410
Notes payable	5,826	5,826	0	0	0
Fixed interest(1)	21,759	1,763	3,347	3,105	13,544
Variable interest(2)	8,528	871	1,299	1,133	5,225
Operating and financial leases obligations	2,588	800	1,591	66	131
Master development programs(3)	2,625	638	1,987	0	0
Purchase obligations	614	78	210	88	239
Seniority premiums	1,092	0	744	51	297

Total	Ps. 87,241	Ps. 23,863	Ps. 11,618	Ps. 8,914	Ps. 42,846

(1)	Fixed interest rates range from 3.78% to 10.10%.
(2)	Variable interest rate was estimated using the following ranges: 0.75% (LIBOR plus spread) to 6.99% (LIBOR plus spread); and 5.25% (TIIE plus spread) to 11.35% (TIIE plus spread). When calculating variable interest rates, we used LIBOR and TIIE as of December 31, 2011.
(3)	In 2015, the fifth year of our current master development program, we expect to conduct a negotiation with the Ministry of Communications and Transportation to determine the new master development program’s commitments for the subsequent five years.

As of December 31, 2011, the scheduled maturities of other commercial commitments were as follows:

Amount of Commitment Expiration per Period
Contractual Obligations	Total Amounts Committed	Less Than 1 Year	1-3 Years	4-5 Years	Over 5 Years
(Millions of Mexican pesos)
Standby letters of credit	Ps. 5,447	Ps. 2,722	Ps. 2,725	Ps. —	Ps. —
Guarantees(1)	27,223	5,193	21,987	43	—

Total commercial commitments	Ps. 32,670	Ps. 7,915	Ps. 24,712	Ps. 43	Ps. —

(1)	Consist principally of bonds delivered to guarantee bids, advance payments and performance.

Item 6.	Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

Management of our business is vested in our Board of Directors. Our bylaws provide that the Board of Directors will consist of the number of directors elected by our shareholders at the annual ordinary general meeting. In September 2006, our bylaws were amended to comply with the Mexican Securities Market Law in effect since June 2006. See “Item 6. Directors Senior Management and Employees- Board Practices.” Our current Board of Directors was elected on April 18, 2012 in three classes, with terms designed to provide a transition to the staggered term arrangement provided by the bylaws. The President of the Board of Directors must be a Mexican national. The Board of Directors currently consists of 17 members. As of April 18, 2012, ten of our directors are independent directors within the meaning of the Mexican Securities Market Law. The directors are as follows:

Name	Position	Years as Director	Age
Bernardo Quintana I.(3)	Chairman	34	70
Jose Luis Guerrero Alvarez(1)	Director	22	68
Alberto Mulas Alonso(2)(4)(5)	Director	6	51
Fernando Ruiz Sahagun(3)(4)	Director	6	68
Luis Rubio Friedberg(2)(4)(5)	Director	6	57
Francisco Javier Garza Zambrano(2)(4)(5)	Director	5	57
Diego Quintana Kawage(2)	Director	5	41
Alonso Quintana Kawage(3)	Director	4	38
Fernando Flores Perez(1)(4)(5)	Director	4	66
Elsa Beatriz Garcia Bojorges(3)(4)(5)(6)	Director	3	46

Aaron Dychter Poltolarek(1)(4)(5)	Director	3	59
Salvador Alva Gomez (1)(4)(5)	Director	2	61
Margarita Hugues Velez(3)(4)(5)	Director	2	41
Carlos Benjamin Mendez Bueno(1)	Director	2	59
Luis Horcasitas Manjarrez(1)	Director	1	59
Ruben Lopez Barrera(2)	Director	1	43
Melissa Boisson Portillo(1)(4)(5)	Director	1	34

(1)	Director whose term expires on April 30, 2013.
(2)	Director whose term expires on April 30, 2014.
(3)	Director whose term expires on April 30, 2015.
(4)	Independent directors within the meaning of the Mexican Securities Market Law.
(5)	Independent directors within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.
(6)	Audit committee financial expert, within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002.

Listed below are the names, responsibilities and prior business of our directors and senior management:

Bernardo Quintana Isaac has been a member of our Board of Directors since 1978. Mr. Quintana was our President from December 1994 to December 2006 and has continued as our Chairman since that date. Previously, Mr. Quintana was the Director of Investments for Banco del Atlantico, Vice President of ICA Tourism and Urban Development and our Executive Vice President. Mr. Quintana is currently a board member of several Mexican companies including Banamex, Cementos Mexicanos and Grupo Maseca. Mr. Quintana is also a member of Mexico’s National Counsel of Businessmen, was the Chairman of the board of trustees of the Universidad Nacional Autonoma de Mexico until May 2009, and is the Chairman of the board of directors of Fundacion ICA. Mr. Quintana holds a degree in civil engineering from the Universidad Nacional Autonoma de Mexico and an M.B.A. from the University of California at Los Angeles. He is the father of Mr. Alonso Quintana, Mr. Diego Quintana and Mr. Rodrigo Quintana.

Dr. Jose Luis Guerrero Alvarez has been a member of our Board of Directors since 1990, and our Chief Executive Officer and Executive Vice President since January 2007. On March 26, 2012, our Board of Directors approved the retirement of Dr. Guerrero as our Chief Executive Officer, effective July 1, 2012. Dr. Guerrero was previously our Chief Financial Officer and Executive Vice President. Between 1972 and 1979, he held positions as Planning Director of Combinado Industrial Sahagun, Technical Director at Roca Fosforica Mexicana, and Technical Planning and Development Submanager at the Lazaro Cardenas Las Truchas steel plant. He also worked at Wichman Wimet, Conventry (United Kingdom), Fabricas Automex and Industria del Hierro. Dr. Guerrero holds an engineering degree in Mechanical and Electrical Engineering from the Universidad nacional Autonoma de Mexico (UNAM), a diploma D’Ingenieur from the Institut Superieur des Materiaux et de la Construction Mechanique of Paris, France, an M.S. and a Ph.D. in Engineering from the University of Illinois at Urbana-Champaign, and has attended various executive courses at Harvard University, Stanford University, the University of Pennsylvania, the Instituto Tecnologico Autonomo de Mexico (ITAM) and the Instituto Panamericano de Alta Direccion de Empresa (IPADE) Universities. Dr. Guerrero has been a professor in Materials Science in the Engineering School of UNAM and a professor of Finance at IPADE. In addition to being a member of our Board of Directors, Dr. Guerrero is also the Chairman of the Board of GACN, an independent member of the Board of Directors of the Mexican Stock Exchange, as well as the Chairman of its Supervisory Committee, and a member of the board of directors of Enova Endevour. He is also a former member of the board of directors of Banco Nacional de Mexico.

Alberto Mulas Alonso has been a member of our Board of Directors since December 2006. Mr. Mulas currently serves as director on the boards of Grupo Modelo, S.AB. de C.V., GACN, Urbi Desarrollos Urbanos S.A.B. de C.V., Grupo Financiero Santander, Consorcio Comex, Organizacion Ramirez (owner of CINEPOLIS, a chain of movie theaters), Farmacias del Ahorro and Sociedad Hipotecaria Federal, Mexico’s government-owned mortgage and housing development bank. He has been the managing director of CReSCE Consultores, S.C., a consulting firm specializing in corporate finance, corporate governance and strategic planning, since January 2003. From 2001 to 2002, Mr. Mulas was a member of President Vicente Fox’s cabinet and was responsible for developing Mexico’s housing sector, first as undersecretary of housing at the Social Development Ministry and later as the first commissioner of the National Housing Commission (Comision Nacional de Fomento a la Vivienda), which he had also designed and created. Mr. Mulas was the national manager for Lehman Brothers, Inc. from 1992 to 1996 and Managing Director at Donaldson, Lufkin & Jenrette Securities Corp. from 1999 to 2001. Prior to this, he worked at J.P. Morgan and Bankers Trust in New York. Mr. Mulas holds a degree in chemical engineering from the Universidad Iberoamericana and an M.B.A. from the Wharton School at the University of Pennsylvania.

Francisco Garza Zambrano has been a member of our Board of Directors since 2006. After holding various senior management positions within CEMEX since 1988, Mr. Garza now serves as Chairman of the Advisory Board and Public Affairs Latin America at CEMEX. He holds a bachelors degree from the Tecnologico de Monterrey and an M.B.A. from Cornell University’s Johnson Graduate School of Management.

Fernando Ruiz Sahagun has been a member of our Board of Directors since 2006. Mr. Ruiz is outside counsel for the tax consulting firm of Chevez, Ruiz Zamarripa y Cia of which he was founding partner. He is member of the board of directors of the following publicly traded companies: Grupo Mexico, Kimberly Clark de Mexico, San Luis Corporacion, Mexichem, Grupo Palacio de Hierro, Grupo Cementos de Chihuahua, Grupo Financiero Santander and Fresnillo PLC. He also serves on the board of directors of Bolsa Mexicana de Valores and ArcelorMittal Steel Lazaro Cardenas.

Luis Rubio Friedberg has been a member of our Board of Directors since 2006. Mr. Rubio is Chairman of the Centro de Investigacion para el Desarrollo (CIDAC), an independent economic and political research institute in Mexico City. He is a fellow of the World Economic Forum and serves on the boards of several investment funds, including the Oppenheimer funds, the India Fund, and the Asia Tigers Fund. Dr. Rubio is a finance specialist and has a masters degree and doctorate in political science from Brandeis University.

Alonso Quintana Kawage is Chief Operating Officer, head of the Executive Committee and a member of our Board of Directors. On March 26, 2012, our Board of Directors appointed Mr. Quintana as our new Chief Executive Officer, effective July 1, 2012. From January 2007 through June 2011, he was ICA’s Chief Financial Officer, where he led the efforts to secure the financing for the most rapid growth in ICA’s history, including landmark projects such as the La Yesca hydroelectric project, the FARAC I tollroads, and the Nuevo Necaxa – Tihuatlan highway. In addition, he led two international equity offerings in 2007 and 2009 that raised over U.S.$750 million in the international and domestic markets, and an international bond offering that raised U.S.$500 million in 2011. Mr. Quintana originally joined ICA in 1994, and has also served in ICA’s Industrial Construction and Civil Construction segments, as well as our infrastructure (Airports and Concessions) segments. He is also a director of GACN, our publicly-listed airport subsidiary. Mr. Quintana is a civil engineering graduate of the Universidad Iberoamericana, and has an M.B.A from the Kellogg School of Management of Northwestern University.

Diego Quintana Kawage has been a member of our Board of Directors since 2008, and is our representative for the Industrial Construction segment, as well as responsible for our Airports and Housing segments, strategic alliances and real estate development. He joined ICA in 1995, and served as the Director General of ViveICA, ICA’s homebuilding company, from 2004 to 2009 and as Finance Director of ViveICA from 2000 to 2003. He is an economics graduate of the Universidad Anahuac and has a Master’s of Science in Management from Stanford University.

Fernando Flores Perez has been a member of our Board of Directors since 2008. Mr. Flores is presently founding partner of EFE Consultores, S.C. Mr. Flores has also worked for the administration of President Vicente Fox until December 2006 as General Director and Chairman of the board of the Mexican Institute of Social Security (Instituto Mexicano del Seguro Social). He also was Undersecretary of the Minister of Labor, Safety and Preventative Social Planning. He was CEO for Aerovias de Mexico and CEO and Chairman of Compañia Mexicana de Aviacion (MEXICANA). He was President of the National Chamber of Air Transportation (Camara Nacional del Aerotransporte). Previously he held executive positions in MEXICANA, the Mexican Institute of Social Security, Grupo Industrial DINA, and Combinado Industrial Sahagun. Mr. Perez holds a law degree from the Universidad Iberoamericana and studied business administration at the same university.

Elsa Beatriz Garcia Bojorges is a Researcher and Board Member of the Mexican Financial Reporting Standards Board (Consejo Mexicano de Normas de Informacion Financiera, A.C.), or CINIF, the body that investigates, develops, and promulgates the principles and norms that regulate financial information in Mexico. In 2010 and 2011, she participated on behalf of Mexico in the Intergovernmental Working Group of Experts on International Standards of Accounting and Reporting hosted by the United Nations Conference on Trade and Development. Previously, she worked as an independent consultant in the area of financial information systems, with clients including Grupo Industrial Peñoles, the National Banking and Securities Commission, the National Insurance and Surety Commission, and Grupo Nacional Provincial. Previously, she was a partner in the accounting firm Bouzas, Reguera, Gonzalez y Asociados, S.C. She holds an accounting degree with honors from the Universidad Nacional Autonoma de Mexico (UNAM), as well a diploma in financial engineering from the Colegio de Contadores Publicos de Mexico, A.C. (CCPM). She has been certified by the Mexican Institute of Public Accountants (IMCP) since 1999.

Aaron Dychter Poltolarek is a consultant and advisor on infrastructure, transportation, and energy investment projects as well as on economic and financial analysis. He is also President of ADHOC Consultores Asociados, A.C., a consulting company that he founded in 2007. He was Undersecretary for Transportation in the Ministry of Communications and Transportation from 1994 to

2006. He led the privatization processes for the railways and airports in Mexico, as well as the creation of the first suburban train system for Mexico City. Previously he worked in the Ministry of Finance and Public Credit and the Ministry of Budget and Planning. Dr. Dychter is a graduate of the Universidad de las Americas and holds an M.A. and Ph.D. in economics from The George Washington University.

Salvador Alva Gomez has been a member of our Board of Directors since April 2010. Mr. Alva holds a chemical engineering degree from the Universidad Nacional Autonoma de Mexico (UNAM) and an M.B.A. from the Universidad de las Americas (UDLA) in Puebla, Mexico. Over his 24 years at Pepsico, he was a member of its Executive Committee and was its President for Latin America. Currently he is President of Tecnologico de Monterrey System. He currently sits on the boards of Grupo Chapa, Endeavor, and Tecnologico de Monterrey.

Margarita Hugues Velez has been a member of our Board of Directors since April 2010. Ms. Velez holds a law degree from the Universidad Panamericana in Mexico City. She is the Vice President of Legal Affairs and Secretary to the board of directors of Grupo Modelo, S.A.B. de C.V. Prior to joining Grupo Modelo, Ms. Hugues was a project finance and corporate attorney at Galicia y Robles, S.C. in Mexico City and at Hunton & Williams in Washington D.C.

Carlos Benjamin Mendez Bueno has been a member of our Board of Directors since April 2010, and has been the Divisional Director of our Concessions segment since January 2007. Mr. Mendez is a civil engineer with a bachelor’s degree from the Universidad Nacional Autonoma de Mexico (UNAM). He has participated in various post-graduate studies such as “Strategic Planning” at the University of Pennsylvania’s Wharton School, “Certification in Project Administration” from the International Institute of Learning and “Advanced Management Program (AD2)” from the Instituto Panamericano de Alta Direccion de Empresas (IPADE). He has been with us since 1975 and has held various management and senior management positions within civil construction, international projects, and infrastructure. Mr. Mendez is a member of the alumni association of the Engineering School at the UNAM, and was the Vice President for Industrial Relations, Representation, and Management of the Mexico City delegation to the Mexican Construction Industry Chamber until 2008. He is also a board member of the Mexican Road Association (AMC), represents ICA before the International Road Federation Executive Officers and represents Mexico before the World Road Association (PIARC).

Luis Horcasitas Manjarrez has been a member of our Board of Directors since July 1, 2011. He has been our Vice President overseeing Civil Construction for ICA and a member of ICA’s Executive Committee. In his 34 years of experience in ICA, he has held a variety of positions including as divisional director of heavy construction, director of infrastructure operations, and director of international concessions, among others. Mr. Horcasitas was also the director of our El Cajon hydroelectric project. He studied engineering at the Escuela de Ingenieria Municipal and has taken specialized courses in road building. He previously served as the Vice President of Construction for the Mexican Association of Roadways, A.C. (AMIVT) and as alternate representative of the Communications and Transportation sector of the Mexican Construction Industry Chamber of Commerce. He is an active participant in several engineering related associations in Mexico.

Ruben Lopez Barrera has been a member of our Board of Directors since July 1, 2011. He has been the Vice President and Director of Strategic Planning, Business Development, and International for ICA and a member of ICA’s Executive Committee. He previously served as GACN’s Chief Executive Officer and Director for Human Resources, Legal, and Communication, and as ICA’s Business Development Director and Project Finance Director. He has more than 18 years working in ICA. Mr. Lopez received a degree in Civil Engineering from the Universidad Iberoamericana, a Master of Science in Management from the Stanford University Sloan Master’s Program, and a Master’s in Business Administration from the joint program of the Pontificia Universidad Catolica de Chile and the University of Washington in Seattle, WA.

Melissa Boisson Portillo has been elected to our Board of Directors beginning July 1, 2011. She is currently the Government’s Affairs and Sustainability Manager for the North Region of Latin America for The Dow Chemical Company based in Mexico City. Prior to her involvement with Dow, she held various public affairs positions in both, industry and government institutions as well as in the Interamerican Development Bank. She holds a Master of Science in Sustainable Development from the Instituto de Estudios Superiores de Monterrey, and studied at a research exchange and thesis program at Twente University in the Netherlands. She is a member of the International Network of Leaders in Environment and Development (LEAD); in addition, she holds a Bachelor’s degree in International Relations from the Universidad Iberoamericana. Ms. Boisson participates in various corporate social-responsibility related groups and is Vice-Chair of the Social Responsibility Committee within the American Chamber of Commerce in Mexico and member of the board of a non-profit organization, INNOVEC, whose main focus is to promote science teaching and learning through innovative methodologies for Mexican children.

Our executive officers currently are as follows:

Name	Current Position	Years as Executive Officer
Jose Luis Guerrero Alvarez(1)	Chief Executive Officer	22
Alonso Quintana Kawage(2)	Vice President, Chief Operating Officer	5
Diego Quintana Kawage	Executive Vice President, Industrial Construction, Airports, Homebuilding, Real Estate and Strategic Alliances	5
Carlos Benjamin Mendez Bueno	Vice President, Concessions	5
Ruben Lopez Barrera	Vice President, Strategic Planning, Business Development and International	2
Luis Horcasitas Manjarrez	Vice President, Civil Construction	2
Juan Carlos Santos	Divisional Director, Industrial Construction	5
Luis Urrutia Sodi	Divisional Director, Housing	3
Victor Bravo Martin	Chief Financial Officer	3
Rodrigo Quintana Kawage	General Counsel	3
Porfirio Gonzalez	Divisional Director, Airports; Chief Executive Officer of GACN	1

(1)	On March 26, 2011, our Board of Directors approved the retirement of Dr. Guerrero as our Chief Executive Officer, effective July 1, 2012.
(2)	On March 26, 2011, our Board of Directors appointed Mr. Quintana as our new Chief Executive Officer, effective July 1, 2012.

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

Luis Urrutia Sodi has been our Divisional Director of our Housing segment since April 2009. Mr. Urrutia entered our company in 1993 and has held various positions of increasing responsibility in the corporation and in various subsidiaries. Prior to his promotion to Divisional Director, he has held the position of Director of Operations of Housing since 2005. Mr. Urrutia holds an undergraduate degree in Industrial Engineering from the Universidad Iberoamericana and an M.B.A. with a specialization in finance from the Boston University School of Management.

Victor Bravo Martin has been our Chief Financial Officer since July 1, 2011. He previously served as Divisional Director of our Airports segment and Chief Executive Officer of GACN. Mr. Bravo has more than 25 years of professional experience at ICA. Additionally, he served as GACN’s Chief Financial Officer from March 2006 to July 2009. Prior to joining GACN, he served in various capacities with us from 1986 to 2006, including Corporate Finance Director, Project Finance Director, Corporate Finance Analysis Manager and Corporate Economic Analysis Manager. Mr. Bravo holds a B.S. in economics from the Instituto Tecnologico y de Estudios Superiores de Monterrey, a diploma in finance from the Instituto Tecnologico Autonomo de Mexico, and an M.B.A. from the Leonard N. Stern School of Business at New York University and the Manchester University School of Business.

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

Porfirio Gonzalez has more than 15 years professional experience in the airport industry. He has been GACN’s Chief Executive Officer since July 2011. From 2006 through June 2011, he was GACN’s director of airports. In that position, he was responsible for the relationships of GACN and the airports with federal, state and local authorities. He also oversaw and coordinated the airport consultative councils of all 13 airports. These councils bring together airport managers, airlines, other airport service providers and governmental authorities to ensure effective airport operation. From 1998 to 2006, Mr. Gonzalez served as the director of the business division, subdirector of operations and development, and manager of the Monterrey International Airport. Prior to joining us he served in various capacities in the Mexican federal government and the state government of Nuevo Leon, including as General Director of Tourism. Mr. Gonzalez holds a B.S. in civil engineering from the Universidad Autonoma de Nuevo Leon. He has also completed various specialization courses in the areas of airports, safety and security, finance, management and human resources.

Since July 1, 2011, an Executive Committee headed by Mr. Alonso Quintana Kawage has coordinated our operations across our various business divisions. The members appointed to our Executive Committee are as follows:

Name	Current Position
Alonso Quintana Kawage	President

Diego Quintana Kawage	Executive Vice President, Industrial Construction division, Airports, Housing and Strategic Alliances

Carlos Benjamin Mendez Bueno	Vice President, Concessions

Luis Horcasitas Manjarrez	Vice President, Civil Construction

Ruben Lopez Barrera	Vice President, Strategic Planning, Business Development and International

B. COMPENSATION

For the year ended December 31, 2011, the aggregate compensation of our directors and executive officers paid or accrued in that year for services in all capacities was approximately Ps.208 million. In 2011, we paid management and non-management directors Ps.44 thousand net of taxes for each board meeting, Corporate Practices, Finance, Planning and Sustainability Committee meeting or Audit Committee meeting they attend. As of April 18, 2012, our shareholders approved the payment of Ps.44 thousand net of taxes to management and non-management directors for each board meeting. Additionally, we pay non-management directors U.S.$250 per hour for work related to their duties on our board or on either committee. We also paid the Chairman of the Board of Directors Ps.15 million net of taxes in 2011.

Management Bonuses

Performance bonuses are paid to eligible members of management by the subsidiaries that employ them.

Our Compensation Committee determines the bonuses for senior and middle management. The Corporate Practices, Finance, Planning and Sustainability Committee determines compensation for executive officers and the Chief Executive Officer. We have adopted the following policies regarding the calculation of the performance bonus:

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

Additionally, and only for our executive management, we have a performance bonus plan, directly linked to the overall performance of the company and on a secondary basis to the performance of certain business units and the satisfaction of personal objectives. This bonus is payable in cash.

Options to Purchase Securities from Registrant or Subsidiaries

On March 31, 2000, we adopted a stock option plan pursuant to which our officers and senior management were entitled to annual stock options. Options were granted based on a percentage of the grantees’ annual base salary on April 29, 2003.

The stock option plan was terminated on April 16, 2004 and all options granted under the plan expired on April 29, 2010. We do not expect to grant stock options going forward.

Prior to their expiration on April 29, 2010, 113,485 options (on a post-reverse split basis) were exercised at a weighted average exercise price of Ps.22.50. As of December 31, 2011, we had no stock options outstanding.

Pension Plan

In 2006, we created a defined benefit pension plan covering all active employees aged more than 65 who are part of our Board of Directors and have a minimum of 10 years of service as members of the board prior to their retirement. Until 2008, these employees were entitled to benefits beginning at the age of 55, with gradual reductions of their salary taken into account for pension purposes. Beginning in 2008, the plan was revised to defer entitlement to benefits until the age of 57. See Note 34 to our consolidated financial statements.

For the year ended December 31, 2011, the aggregate amount that we have accrued to provide pension and retirement benefits is Ps.87 million.

In 2011, the existing defined benefit pension plan was replaced as the vehicle for new enrollees with a new voluntary retirement savings plan offered to senior and executive management employees. This plan offers a pretax savings component of up to 10% of the employee’s taxable income, and corporate matching of up to 2.5%.

C. BOARD PRACTICES

For a table setting forth our current directors and management, the expiration of their current terms of office and the period of time during which each has served in that office, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.” We have no service contracts for our directors providing benefits upon termination of employment.

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

Board Practices

In response to the enactment of the Mexican Securities Market Law, our Board of Directors established a Corporate Practices and Sustainability Committee, which was replaced by the Corporate Practices, Finance, Planning and Sustainability Committee on April 24, 2009. The Corporate Practices and Sustainability Committee had and its replacement, the Corporate Practices, Finance, Planning and Sustainability Committee, has the duties set forth in Section I of Article 42 and other applicable provisions of the Mexican Securities Market Law. Such duties include providing an opinion on the nomination of the chief executive officer, assessing the performance of our senior management, providing an opinion on related-party transactions and compensation proposals for senior management and reviewing certain exemptive actions of the Board of Directors. The duties of the Corporate Practices, Finance, Planning and Sustainability Committee include, in addition, the duties of proposing general guidelines for creating and monitoring compliance with our strategic plan; providing an opinion on investment and financing policies proposed by our chief executive officer, providing an opinion on the assumptions in the annual budget and monitoring application of the budget and our control system; and evaluating risk factors that affect us and our mechanisms for controlling risk. As of April 18, 2012, the members of our Corporate Practices, Finance, Planning and Sustainability Committee are Fernando Flores Perez, as chairman, Alberto Mulas Alonso, Fernando Ruiz Sahagun and Aaron Dychter Poltolarek. Each member’s term on the Committee runs concurrently with such member’s term on our Board of Directors. All members of the Corporate Practices, Finance, Planning and Sustainability Committee are independent directors as such term is defined in the Mexican Securities Market Law, and Mr. Mulas and Mr. Dychter are independent directors as such term is defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.

The Mexican Securities Market Law required certain changes to the duties and functions of our Audit Committee, as established in our bylaws before the enactment of the current Mexican Securities Market Law. The Audit Committee is now responsible for the duties set forth in Section II of Article 42 and other applicable provisions of the Mexican Securities Market Law. Such duties include evaluating our independent auditor, reviewing the audit report, opinion, and other documents prepared annually by the independent auditor, informing the Board of Directors of the quality of and any deficiencies in the company’s internal control mechanisms and regarding internal audits of the company or entities controlled by the company. As of April 18, 2012, the members of the Audit Committee were Elsa Beatriz Garcia Bojorges, as chairman, and Margarita Hugues Velez and Fernando Flores Perez, each of whom were independent as such term is defined in the Mexican Securities Market Law and in Rule 10A-3 under the Exchange Act. Each member’s term on the Committee runs concurrently with such member’s term on our Board of Directors.

Both of the above committees are empowered to call shareholders’ meetings and hire independent counsel and other advisors, as they deem necessary to carry out their duties, including, in the case of the Corporate Practices, Finance, Planning and Sustainability Committee, the review of related-party transactions.

D. EMPLOYEES

As of each of the three years ended December 31, 2011, 2010 and 2009, we had approximately 40,003, 29,647 and 26,587 employees, respectively, approximately 30%, 26% and 38% of whom were permanent employees, respectively. The number of temporary employees employed by us varies significantly and is largely dependent on the level of our construction activities.

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

E. SHARE OWNERSHIP

As of March 31, 2012, Mr. Bernardo Quintana and members of his immediate family, including our directors Alonso Quintana Kawage and Diego Quintana Kawage and our general counsel Rodrigo Antonio Quintana Kawage, may be deemed to have had beneficial ownership of 37,158,831, or 6.02%, of our outstanding shares (excluding shares owned through the management trust). Through the management trust they hold 4,532,258 shares, or 0.73%, for a total of 41,691,089, or 6.76%, of our outstanding shares. Additionally, as of March 31, 2012, the following of our directors or officers each beneficially owned shares (other than shares owned through the management trust) totaling no more than 1% of any class of our capital stock: Jose Luis Guerrero Alvarez, Carlos Benjamin Mendez Bueno, Francisco Javier Garza Zambrano, Luis Urrutia Sodi, Salvador Alva Gomez and Luis Horcasitas Manjarrez. None of our directors or officers has voting rights different from other shareholders, other than, as applicable, rights as a participant in the management trust or fundacion trust described below and rights of the position of director and/or officer.

Item 7.	Major Shareholders and Related Party Transactions

A. MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the ownership of outstanding shares as of March 31, 2012.

Identity of Person or Group	Amount Owned	Percentage(1)
Bernardo Quintana I.(2)	37,158,831	6.02%
Management Trust	18,770,662	3.04%
Foundation Trust	8,293,356	1.34%

(1)	For all percentages, based upon 617,174,456 shares outstanding as of March 31, 2012.
(2)	Reflects shares owned directly by Mr. Quintana and his family, including Alonso Quintana Kawage, Diego Quintana Kawage and Rodrigo Antonio Quintana Kawage, and not through the management trust.

The major shareholders, as set forth in the table above, do not have voting rights different from other shareholders, other than Mr. Quintana’s rights as a participant in the management trust and foundation trust described below and as a member of our Board of Directors. The significant changes in the percentage ownership held by our major shareholders since 2008 are as follows: in 2009, Mr. Quintana and his family purchased 3,305,000 shares during a public offering of newly issued shares and subsequently sold 6,483,731 shares.

Our shares are the only class of security we offer in Mexico. We have no information as to the number of record holders in Mexico. At March 31, 2012, 247,528,617 shares, or 40.11% of shares outstanding, were held in the form of CPOs, which have limited voting rights. See “Item 9. The Offer and Listing – Trading – Limitations affecting ADS Holders and CPO Holders.” As of March 31, 2012, 7.71% of our outstanding shares were represented by 11,898,315 ADSs representing four of our shares each, and such ADSs were held by 62 recordholders with registered addresses in the United States. Because certain of the ADSs are held by nominees, the number of recordholders may not be representative of the number of beneficial holders. See “Item 9. The Offer and Listing – Trading.”

Our directors and executive officers, as a group, beneficially own approximately 56,079,285 shares (9.09% of the shares outstanding). A portion of the shares beneficially owned by our directors and executive officers (collectively, approximately 3.07% of the shares outstanding), are owned through a trust, referred to as the management trust. The technical committee of the management trust, which consists of members of our Board of Directors, has broad discretionary authority over the corpus of this trust, including voting power over the shares contained therein and the conditions governing withdrawal of such shares.

In April 2011, pursuant to the Mexican Securities Market Law, we announced that we had acquired 7,545,300 of our shares outstanding using the reserve for share purchases, at an average price of Ps.26.47 per share, for an amount of Ps.199,705,967.01. As part of our employee stock plan, 3,781,275 of these shares were transferred to the management trust at an average price of Ps.28.05 per share.

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

In 1992, members of management donated 10% of their then-owned shares to Fundacion ICA, a non-profit organization formed to fund research and education activities in Mexico. In addition, certain former members of management donated 20% of their shares to Fundacion ICA. Fundacion ICA’s shares are held by a trust, which we refer to as the foundation trust. We are entitled to appoint two of the five members of the foundation trust’s technical committee, while the remaining members are independent from us. Any disposition of the shares held by the foundation trust requires the approval of more than a simple majority of such technical committee and, therefore, may require approval of our representatives on this committee. Under the terms of the foundation trust, the shares held by Fundacion ICA, which, as of March 31, 2012, represented approximately 1.34% of the shares outstanding, are required to be voted in the manner specified by a majority of the technical committee. The Quintana family controls the vote of the foundation trust.

B. RELATED PARTY TRANSACTIONS

RCO Construction and Administrative Services

In 2011, we performed Ps.195 million of construction services for RCO, our joint venture affiliate with GSIP that operates the concession on the first FARAC package of toll roads. Additionally, we provided Ps.278 million in certain administrative services to RCO in 2011 pursuant to a long-term services agreement approved by our Board of Directors and RCO’s board of directors.

For a description of other related party transactions, see Note 32 to our consolidated financial statements.

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

Foreclosure on substantially all the property, which includes the buildings under construction, a golf course, and more than 289 hectares of prime beach front land, concluded in December 2010. Consequently, as of December 31, 2010, we reclassified Ps.1,447 million related to the project from accounts receivable to long-term inventory. Foreclosure on the remaining collateral is still in progress in order to collect on Ps.465 million related to the project that still remains in our accounts receivable. There is ongoing litigation and dispute resolution proceedings related to the foreclosure on the project, the control of the board of directors and the related construction contracts. On February 9, 2012 we received Ps.104 million of the outstanding balance. While we believe that an adverse decision on these proceedings is unlikely, we can provide no assurance that litigation will not further affect our ability to collect on amounts owed to us related to the project.

In addition, we have accounts receivable totaling approximately U.S.$43 million with the companies developing the project for the construction work on the foundation of the Faros de Panama project, in Panama City, Panama. This receivable is secured by a mortgage on the land where the project is located. The process for foreclosing on this mortgage is advancing. The appraised value of the underlying property fully covers the amount of the receivable, but we can provide no assurance that foreclosure litigation will not further delay the collection on the amounts owed to us. We do not believe a material loss related to this legal proceeding is probable.

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

In a separate proceeding related to the same project, the IDU has filed a claim in a Colombian court against us for liquidated damages for breach of the contract in an amount of approximately U.S.$2.2 million, and has made a claim against the bonding company for the return of an advance payment that had not yet been amortized, which obligation, in addition to the U.S.$2.2 million, we will indemnify. We have counterclaimed and demanded indemnification and damages. In December 2004, an administrative tribunal ordered the consolidation of all of these claims into one case. Regarding the claim against the bonding company, the tribunal ordered a suspension of any actions against the bonding company until the counterclaim filed by ICA was resolved, provided that such suspension should not last more than three years.

After negotiations between us and the IDU, on April 7, 2010, the director of the IDU announced that we had reached an agreement in principle with the IDU to resolve all matters related to the various Malla Vial litigation proceedings. This announcement was made through an open letter to the public and the mayor of Bogota and released through various media outlets.

While the IDU announced that we would pay U.S.$1.5 million under an agreement in principle with the IDU, subsequent political developments made this agreement invalid and the amount and possibility of settlement remain uncertain. In June 2011, the suspension order blocking actions against the bonding company expired. Therefore, there is the risk that, notwithstanding the unresolved counterclaims, the bond may be executed in an amount equal to U.S.$17 million plus interest, although such execution may be appealed. Nevertheless, we have reached a settlement agreement in principal with the IDU on all claims, and in December 2011 we filed a joint motion for the court to supervise and approve the conciliation procedure under Colombian law. On February 23, 2012, the court has set the conciliation hearing for May 29, 2012. We have reserved an amount that we believe represents the reasonably possible outcome of the resolution of this matter.

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

On September 22, 2005, the Puerto Rico Highway and Transportation Authority, or the HTA, ICA Miramar’s client, filed a claim against ICA Miramar for indemnity in an ongoing litigation between the HTA and its principal contractor for the project. The principal contractor filed the underlying lawsuit on December 24, 2003, and HTA filed a countersuit on November 23, 2004. ICA Miramar estimates the indemnity and liquidated damages claims could result in liability in excess of U.S.$4 million. After an extended stay, the court appointed a special judge due to its declaration of the underlying matter and claim against ICA Miramar as complex litigation. The principal contractor subsequently amended its complaint against HTA and, in 2009, HTA filed its amended claim against ICA Miramar. On April 9, 2010, HTA and the principal contractor announced a settlement of the ongoing litigation against each other in court. The settlement agreement was signed by HTA and ICA Miramar with no admission of liability or damages. Final dismissal by the court is pending. We do not believe a material loss is probable in this matter.

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

However that decision, and three subsequent constitutional claims (juicios de amparo), permitted the case to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation since the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juarez Airport. On August 28, 2009, the Mexican federal government filed its answer to the claim, in which it requested that the trial be moved to Mexican federal jurisdiction. On November 10, 2010, the court of Chihuahua upheld the ruling to include the Ministry of Communications and Transportation. The plaintiffs filed a motion (recurso de revision) before the federal court on November 29, 2010, which appeal is pending. In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or otherwise adverse to GACN, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, which we believe the terms of its concessions would require, our concession to operate the Ciudad Juarez Airport would terminate. In 2011, the Ciudad Juarez International Airport represented 4.9% of GACN’s revenue. Although we believe and have been advised by the Ministry of Communications and Transportation that under the terms of GACN’s concessions the termination of its Ciudad Juarez concession would not affect the validity of its remaining airport concessions and that the Mexican federal government would be obligated to indemnify GACN against any monetary or other damages resulting from the termination of its Ciudad Juarez concession or a definitive resolution of the matter in favor of the plaintiffs, we cannot assure you that we would be so indemnified. For this reason, our financial statements do not include a provision for this litigation.

We do not believe a material loss is probable in this matter.

Environmental Matters

There are currently no material legal or administrative proceedings pending against us with respect to any environmental matter in Mexico or the United States.

B. DIVIDENDS

We did not pay dividends in respect of our ordinary shares in any year between 2000 and 2011 and do not anticipate paying dividends in 2012.

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

	Mexican Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2007	75.48	38.65	28.04	13.90
2008	73.33	14.04	27.65	4.26
2009	35.49	14.49	10.85	4.79
2010	34.09	28.34	11.13	8.78
2011	32.42	14.47	10.82	4.08

The following table sets forth, for the periods indicated, the reported high and low sales prices for our shares on the Mexican Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange.

	Mexican Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2010:
First Quarter	33.77	28.34	10.62	8.83
Second Quarter	33.32	28.86	10.93	8.78
Third Quarter	32.98	29.99	10.43	9.12
Fourth Quarter	34.09	30.76	11.13	9.71
2011:
First Quarter	32.42	25.92	10.82	8.78
Second Quarter	28.72	26.28	9.94	8.80
Third Quarter	26.92	15.48	9.30	4.44
Fourth Quarter	18.78	14.47	5.56	4.08
October	17.38	14.47	5.37	4.08
November	18.61	16.27	5.56	4.48
December	18.78	16.94	5.53	4.78
2012:
First Quarter	25.44	16.60	7.93	4.81
January	21.31	16.60	6.60	4.81
February	25.44	21.29	7.93	6.71
March	24.44	22.37	7.71	6.90
April (through April 6)	24.37	21.86	7.63	6.64

Our bylaws prohibit ownership of our shares by non-Mexican investors. As of December 31, 2011, 36.12% of our shares were represented by CPOs, and 17.89% of the CPOs were held by the depositary. According to our depositary bank, as of December 31, 2011, 7.87% of our outstanding shares were represented by ADSs, and such ADSs were held by 59 holders with registered addresses in the United States. As of December 31, 2011, there were 604,679,197 shares outstanding.

As permitted by the Mexican Securities Market Law and the Rules promulgated by the Mexican Banking and Securities Commission, we may create a reserve fund from which we may repurchase our shares on the Mexican Stock Exchange at prevailing prices to the extent of funds remaining in this reserve account. We created this reserve account beginning in 1992. Any shares so repurchased will not be deemed to be outstanding for purposes of calculating any quorum or voting at a shareholders’ meeting during the period in which we own such shares. As of December 31, 1999, 2,570,000 shares had been repurchased. After 1999, we did not make any repurchases until October 9, 2008. On April 3, 2008, our shareholders approved the use of Ps.750.5 million for the repurchase reserve for the year 2008. In 2008, we repurchased 4,978,000 shares in the nominal amount of Ps.69.0 million. On April 16, 2010, our shareholders approved the use of Ps.729.6 million for the repurchase reserve for the year 2009. In 2009, we repurchased 371,500 shares in the nominal amount of Ps.5.2 million. On April 16, 2010, our shareholders approved the use of Ps.726.8 million for the repurchase reserve for the year 2010. In 2010, we made no share repurchases. On April 14, 2011, our shareholders approved the use of Ps.1,000 million for the repurchase reserve for the year 2011, and on November 17, 2011, our shareholders voted to increase such amount to Ps. 1,850 million and authorized management to carry out repurchases up to that amount in accordance with the Policy for the Acquisition and Placement of Own Shares. In addition, the November 17, 2011 shareholders’ meeting approved the cancellation of up to 32,748,689 repurchased shares, equivalent to approximately 5% of the shares outstanding as of December 31, 2010. In 2011, we repurchased 48,534,300 shares in the nominal amount of Ps.996.6 million. See “Item 10. Additional Information— Purchase by the Company of its Shares.”

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

As of December 31, 2011, 133 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange. In 2011, the ten most actively traded equity issues (excluding banks) represented approximately 86% of the total volume of equity issues traded on the Mexican Stock Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors. There is no formal over-the-counter market for securities in Mexico. The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.

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

B. MATERIAL CONTRACTS

We have not entered into any material contracts, other than in the ordinary course of business for the two years immediately preceding the date of this annual report on Form 20-F.

C. EXCHANGE CONTROLS

Mexico has had a free market for foreign exchange since 1991 and the government has allowed the Mexican peso to float freely against the U.S. dollar since December 1994. We cannot assure you that the government will maintain its current foreign exchange policies. See “Item 3. Key Information – Exchange Rates.”

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

U.S. Tax Considerations

The gross amount of any dividends paid with respect to the shares represented by ADSs or CPOs generally will be includible in the gross income of a U.S. holder on the day on which the dividends are received by the CPO trustee (which will be the same date as the date of receipt by the Depositary) and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the CPO trustee. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid will be treated as qualified dividends if (1) the securities with respect to the which the dividends are received are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. The Tax Treaty has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2011 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2012 taxable year.

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

Instruments for Trading Purposes and for Other-Than-Trading Purposes. At December 31, 2011, we had outstanding approximately Ps.27,330 million notional amount of derivative financial instruments for purposes other than trading and Ps.14,312 million notional amount of derivative financial instruments for trading (as classified according to financial reporting standards). We enter into derivative financial instruments to hedge our exposure to interest rate and foreign currency exchange risk related to the financing for our construction projects. When the related transaction complies with all hedge accounting requirements, we designate the derivative as a hedging financial instrument (either as a cash flow hedge, a foreign currency hedge or a fair value hedge) at the time we enter into the contract. When we enter into a derivative for hedging purposes from an economic perspective, but such derivative does not comply with all the requirements established by financial reporting standards to be hedging instruments, we designate the derivative as a trading instrument. Our policy is not to enter into derivative instruments for purposes of speculation. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates.” There are no significant differences in the financial market risk to which our aggregated portfolios of instruments for trading purposes and those for other-than-trading purposes are exposed.

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

At December 31, 2011, a hypothetical, instantaneous and unfavorable change of 100, 50 and 25 basis points in the interest rate applicable to floating-rate financial liabilities, including derivative financial instruments only if held for purposes other than trading, would have resulted in additional financing expense of approximately Ps.267 million, Ps.132 million and Ps.40 million per year, respectively. A hypothetical, instantaneous and unfavorable change of 100, 50 and 25 basis points in the interest rate applicable to floating-rate financial liabilities, including derivative financial instruments only if held for trading purposes, would have resulted in additional financing expense of approximately Ps.2 million, Ps.1 million and Ps.610 thousand per year, respectively.

Qualitative Information

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2011, we had outstanding approximately Ps.50,034 million of indebtedness, of which 40% bore interest at fixed interest rates and 60% bore interest at floating rates of interest. At December 31, 2010, we had outstanding approximately Ps.32,470 million of indebtedness, of which 20% bore interest at fixed interest rates and 80% bore interest at floating rates of interest. The interest rate on our variable rate debt is determined by reference to the LIBOR and the TIIE rates.

We have entered into cash flow hedges, including with respect to interest rate swaps (not for trading purposes), and other trading derivative instruments for the terms of some of our long-term credit facilities with the objective of reducing the uncertainties resulting from interest rate fluctuations. See “Risk Factors – Risks Related to Our Operations – Our hedge contracts may not effectively protect us from financial market risks and may negatively affect our cash flow” and “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Derivative Financial Instruments.”

Foreign Currency Risk

Foreign Currency Sensitivity Analysis Disclosure

The sensitivity analyses below assume an instantaneous unfavorable fluctuation in exchange rates affecting the foreign currencies in which our indebtedness is denominated. These sensitivity analyses cover all of our foreign currency assets and liabilities, as well our derivative financial instruments, except for the principal of our 8.9% senior notes. We calculated our sensitivity by applying the hypothetical change in the exchange rate to our outstanding debt denominated in a foreign currency and adjusting accordingly for debt that is covered by our derivative financial instruments for such fluctuation.

At December 31, 2011, a hypothetical, instantaneous and unfavorable 14.34% change in the currency exchange rate applicable to our indebtedness, including derivative financial instruments only if held for purposes other than trading (and not including debt covered by trading instruments), would have resulted in an estimated foreign exchange loss of approximately Ps.124 million, reflecting the increased value in Mexican pesos of our foreign currency denominated indebtedness. We had no foreign currency derivatives classified as held for trading purposes at December 31, 2011.

Qualitative Information

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the dollar. As of December 31, 2011, approximately 22% of our consolidated revenues and 47% of our indebtedness were denominated in foreign currencies, mainly U.S. dollars. An appreciation of the Mexican peso relative to the U.S. dollar would decrease our dollar revenues when expressed in Mexican pesos. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods, due to the translation of the financial results of our foreign subsidiaries, such as Rodio Kronsa, ICA Panama (up to its sale in August 2011) and Los Portales. The majority of revenues and expenses of Rodio Kronsa are denominated in euros, so we believe we have a natural hedge for our exposure to exchange rate risk associated with our euro-denominated contracts. Several of our subsidiaries have lesser exposure to the foreign currency risk because a higher percentage of their revenues are denominated in U.S. dollars.

At December 31, 2011 and 2010, approximately 21% and 28% respectively, of our construction backlog was denominated in foreign currencies and approximately 45% and 46%, respectively, of our accounts receivable were denominated in foreign currencies. As of December 31, 2011 and 2010, approximately 23% and 22%, respectively, of our consolidated financial assets were denominated in foreign currencies, with the balance denominated in Mexican pesos. In addition, as of December 31, 2011 and 2010, approximately 47% and 39%, respectively, of our indebtedness was denominated in foreign currencies. Decreases in the value of the Mexican peso relative to the U.S. dollar could increase the cost in Mexican pesos of our foreign currency denominated costs and expenses and, unless contracted in the same currency as the source of repayment (as is our policy), of the debt service obligations with respect to our foreign currency denominated indebtedness. A depreciation of the Mexican peso relative to the dollar could also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased, unless the source of repayment is in the same currency as the indebtedness (as is our policy). Beginning in the second half of 2008, the Mexican peso substantially depreciated against the U.S. dollar, falling 33% from July 2 to December 31, 2008. The Mexican peso stabilized in the first quarter of 2010, and continued to be stable throughout the remainder of the year. Since then, there has been a significant depreciation in the Mexican peso against the U.S. dollar, and the noon buying rate increased to Ps.13.95 on December 30, 2011, representing a depreciation of approximately 13%. The Mexican peso has since partially recovered, and the noon buying rate was Ps.12.81 per U.S.$1.00 on March 30, 2012.

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

We have entered into cash flow hedges, including with respect to foreign currency cash flow, for the terms of some of our long-term credit facilities with the objective of reducing the uncertainties resulting from exchange rate fluctuations. See “Risk Factors – Risks Related to Our Operations – Our hedging contracts may not effectively protect us from financial market risks and may negatively affect our cash flow” and “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources—Derivative Financial Instruments.”

Item 12.	Description of Securities Other than Equity Securities

ADS Fees

The following table sets forth the fees and charges that a holder of our ADSs may have to pay, directly or indirectly.

Service	Fee or Charge Amount for ADS Holder depositing or withdrawing shares	Payee
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Bank of New York Mellon

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Bank of New York Mellon

Any cash distribution to ADS registered holders	U.S.$.02 (or less) per ADS	Bank of New York Mellon

Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to the ADS holder had been shares and the shares had been deposited for issuance of ADSs	Bank of New York Mellon

Depositary services	U.S.$.02 (or less) per ADSs per calendar year	Bank of New York Mellon

Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	Registration or transfer fees	Bank of New York Mellon

Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary	Bank of New York Mellon

Converting foreign currency to U.S. dollars	Expenses of the depositary	Bank of New York Mellon

Other fees, as necessary	Taxes and other governmental charges the Bank of New York Mellon or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	Bank of New York Mellon

Other fees, as necessary	Any charges incurred by Bank of New York Mellon or its agents for servicing the deposited securities	Bank of New York Mellon

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

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2011.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2011, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. For the year ended December 31, 2011, our financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2011. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control – Integrated Framework.

Based on our assessment and those criteria, our management concluded that our company maintained effective internal control over financial reporting as of December 31, 2011.

Galaz, Yamazaki, Ruiz Urquiza, S.C. a member of Deloitte Touche Tohmatsu Limited, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting.

(c) Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Stockholders of Empresas ICA, S.A.B. de C.V.

We have audited the internal control over financial reporting of Empresas ICA, S.A.B. de C.V. and Subsidiaries (the “Company”), as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company, and our report dated April 16, 2012 expressed an unqualified opinion on those financial statements and includes an explanatory paragraph regarding the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 4 c to such consolidated financial statements.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

C. P. C. Ramón Arturo García Chávez

Mexico City, Mexico

April 16, 2012

(d) Changes in Internal Control over Financial Reporting

As part of the adoption of IFRS, we monitored the implementation process through analyzing and identifying the principal differences between MFRS and IFRS in order to define the changes required in our accounting policies. Meetings were held with the management of each of our segments to measure the impact of IFRS on the consolidated financial statements. A specific internal control matrix was prepared during the adoption process, which includes the definition of the accounting structure for each of the items in which differences in our consolidated financial standards were identified. A central control area was named to authorize the changes required in the accounting structure. In the journal entries, we defined a separate cost center to identify and control the records under IFRS and MFRS, and accordingly we updated the journal entries in our financial information management system, modifying our internal control activities to align them to meet the requirements of reporting our financial information under IFRS.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our principal accounting firm, Galaz, Yamazaki, Ruiz Urquiza, S.C., member of Deloitte Touche Tohmatsu Limited, and its affiliates, which we collectively refer to as Deloitte, during the fiscal years ended December 31, 2011 and 2010:

	Total Fees
	As of December 31,
	2011	2010
	(Millions of Mexican pesos)
Fees
Audit fees	Ps. 43.5	Ps. 45.6
Audit-related fees	3.1	4.9
Tax fees	3.1	3.4
All other fees	5.4	7.1

Total	Ps.55.1	Ps. 61.0

The “audit fees” line item in the above table is the aggregate fees billed by Deloitte in 2011 and 2010 in connection with the audit of our annual consolidated financial statements, including an audit on our compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the review of our quarterly financial statements, the review of the financial statements of certain subsidiaries and other statutory audit reports.

“Audit related fees” include other fees billed by Deloitte in 2011 and 2010 for assurance and related services that are reasonably related to the performance of the audit or review of our annual consolidated financial statements and are not reported under “audit fees.”

“Tax fees” include fees billed by Deloitte in 2011 and 2010 for services related to tax compliance.

The “all other fees” line item in the above table is the aggregate fees billed by Deloitte related to transfer pricing analysis, Mexican social security compliance and other advice.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee approves all audit, audit-related services, tax services and other services provided by Deloitte. Any services provided by Deloitte that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement, subject to a de minimus exception allowing approval for certain services before completion of the engagement. In 2011, none of the fees paid to Deloitte was approved pursuant to the de minimus exception.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below sets forth, for the periods indicated, the total number of shares of Empresas ICA, S.A.B. de C.V. purchased on our behalf, the average price paid per share and the total number of shares purchased in accordance with the rules and policies approved by our Board of Directors for the purchase of equity securities by the issuer. There were no purchases of equity securities by the issuer in 2012 through April 30.

2011	Total Number of Shares Purchased	Average Price Paid per Share
January 1-31	0	Ps. 0
February 1-28	53,000	28.03
March 1-31	7,492,300	26.46
April 1-30	0	0
May 1-31	0	0
June 1-30	0	0
July 1-31	14,181,900	23.96
August 1-31	8,614,000	18.51
September 1-30	11,623,100	16.43
October 1-31	6,570,000	15.29
November 1-30	0	0
December 1-31	0	0

Total	48,534,300	Ps. 20.53

(1)	We do not repurchase our shares other than through the share repurchase program.

The total number of shares repurchased by the issuer with an average price per share of Ps.20.53 represents a total amount of Ps.996.6 million, which amount was drawn from the repurchase reserve approved by our shareholders at our ordinary general meeting.

At an ordinary meeting held on November 17, 2011, our shareholders voted to increase the share purchase reserve to Ps.1,850 million and authorized management to carry out repurchases up to that amount in accordance with the Policy for the Acquisition and Placement of Own Shares. The increase in the reserve will provide us with the flexibility to continue purchasing shares in the market in the coming years, depending on management’s evaluation of market conditions, the price of our stock, our liquidity position and other factors.

In addition, at the ordinary meeting our shareholders approved the cancellation of up to 32,748,689 repurchased shares, equivalent to approximately 5% of the shares outstanding as of December 31, 2010.

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

• providing an opinion on related party transactions,

• providing an opinion on compensation proposals for senior management,

• reviewing certain exemptive actions of the Board of Directors,

• proposing general guidelines for creating and monitoring compliance with our strategic plan,

• providing an opinion on the investment and financing policies our chief executive officer proposes,

• providing an opinion on the assumptions in the annual budget and monitoring application of the budget and our control system, and

• evaluating risk factors that affect us and our mechanisms for controlling them.

A listed company must have a compensation committee composed entirely of independent directors, which must approve executive officer compensation. The committee must have a charter specifying the purpose, minimum duties and evaluation procedures of the committee. §303A.05	The Corporate Practices, Finance, Planning and Sustainability Committee provides an opinion on compensation proposals for the Chief Executive Officer and other executive officers pursuant to the provisions of the Mexican Securities Market Law.

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

• hiring independent counsel and other advisors as it deems necessary to carry out its duties, including the review of related-party transactions; and

• overseeing the performance of our outside auditor.

Equity compensation plans and material revisions thereto require shareholder approval, subject to limited exemptions. §303A.08	In accordance with Mexican law, our shareholders have approved our existing equity compensation plans at shareholder meetings, which plans are carried out by the board with respect to our executives.

A listed company must adopt and disclose corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waiver for directors or executive officers within four business days of such determination. §§303A.09, 303A.10	We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. We are required by Item 16B of this Form 20-F to disclose any waivers granted to our chief executive officer, chief financial and accounting officer and persons performing similar functions.

The CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and must promptly notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the NYSE corporate governance listing standards. §303A.12	Our CEO will promptly notify the NYSE in writing if any executive officer becomes aware of any material noncompliance with any applicable provisions of the NYSE corporate governance rules.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of this Item.

Item 18.	Financial Statements

Reference is made to pages F-1 to F-103 of this annual report.

Item 19.	Exhibits

1.1	Amended and restated bylaws (estatutos sociales) of Empresas ICA, S.A.B. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006) (File No. 1-11080).

1.2	Amended and restated bylaws (estatutos sociales) of ICA-Fluor Daniel, S. de R.L. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File 1-11080).

2.1	Deposit Agreement dated April 1, 1992, as amended and restated as of June 30, 1997, among Empresas ICA Sociedad Controladora, S.A. de C.V. (currently Empresas ICA, S.A.B. de C.V.), the Bank of New York, as Depositary and Holders of American Depositary Receipts (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File No. 1-11080).

3.1	Management Trust Agreement dated April 8, 1992, as amended on April 30, 2000 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000) (File No. 1-11080).

3.2	CPO Trust Agreement dated May 28, 1997 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 1996) (File No. 1-11080).

4.1	Participation Agreement dated as of June 14, 2000 thereto among Grupo Aeroportuario del Centro Norte, S.A. de C.V., the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Bancomext, and Aeropuertos y Servicios Auxiliares (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.2	Amendment No. 1 dated as of December 21, 2005 to the Participation Agreement dated as of June 14, 2000 thereto among Grupo Aeroportuario del Centro Norte, S.A. de C.V. (currently Grupo Aeroportuario Centro Norte, S.A.B. de C.V.), the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Bancomext, and Aeropuertos y Servicios Auxiliares (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.3	Amended and Restated Airport Concession Agreement relating to the Monterrey Airport dated June 29, 1998 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.4	Amended and Restated Consortium Agreement dated as of July 6, 2004 among Aeroports de Paris, Aeroinvest, S.A. de C.V. and VASA S.A. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.5	Amendment No. 1 dated as of December 13, 2005 to the Amended and Restated Consortium Agreement dated as of July 6, 2004 among Aeroports de Paris, Aeroinvest, S.A. de C.V. and VASA S.A. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.6	Amendment No. 2 dated as of September 5, 2006 to the Amended and Restated Consortium Agreement dated as of July 6, 2004 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2007) (File No. 1-11080).

4.7	Common Agreement dated as of October 19, 2007 among Constructora de Proyectos Hidroelectricos, S.A. de C.V., as borrower, WestLB AG, New York Branch, as intercreditor agent, the working capital facility lenders from time to time party thereto, the construction facility lenders from time to time party thereto, WestLB AG, New York Branch, as working capital administrative agent, WestLB AG, New York Branch, as construction facility administrative agent, Citibank N.A., as offshore collateral agent, Banco Nacional de Mexico, S.A., Integrante del Grupo Financiero Banamex, as onshore collateral agent, and the other lenders and lender representatives from time to time party thereto (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2007) (File No. 1-11080).

4.8	Construction Facility Credit Agreement dated as of October 19, 2007 among Constructora de Proyectos Hidroelectricos, S.A. de C.V., as borrower, the several construction facility lenders from time to time parties thereto and WestLB AG, New York Branch, as construction facility administrative agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2007) (File No. 1-11080).

4.9	Amended and Restated Working Capital Facility Credit Agreement dated as of October 13, 2010 among Constructora de Proyectos Hidroelectricos, S.A. de C.V., as borrower, the several Tranche A Lenders from time to time parties hereto, the several Tranche B Lenders from time to time parties hereto and WestLB AG, New York Branch, as working capital facility administrative agent (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2010) (File No. 1-11080).

4.10	Lump-Sum Public Works Construction Contract (English translation) dated as of June 17, 2008 by and between the Government of the Federal District through the Directorate General of Transportation Works and Ingenieros Civiles Asociados, S.A. de C.V., as leader of a joint venture (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2008) (File No. 1-11080).

8.1	Significant subsidiaries.*

11.1	Code of Ethics (English translation) as amended on January 24, 2011 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2010) (File No. 1-11080).

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

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

Date: April 30, 2012

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements of Empresas ICA, S.A.B. de C.V. and

Subsidiaries

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Empresas ICA, S. A. B. de C. V.

We have audited the accompanying consolidated statements of financial position of Empresas ICA, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2011, December 31, 2010 and January 1, 2010, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Empresas ICA, S.A.B. de C.V. and subsidiaries as of December 31, 2011, December 31, 2010 and January 1, 2010, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audits also comprehended the translation of Mexico peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 4c. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

C. P. C. Ramón Arturo García Chávez

Mexico City, Mexico

April 16, 2012

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2011, 2010 and January 1, 2010

(Thousands of Mexican pesos)

	Millions of U.S. Dollars (Convenience Translation Note 4) December 31, 2011		2011		2010		January 1, 2010 (Transition date)
Current assets:
Cash and cash equivalents (Note 7)		$347	Ps.	4,844,965	Ps.	2,975,384	Ps.	2,677,581
Restricted cash (Note 7)		428		5,973,082		1,401,090		1,419,572
Customers, net (Note 8)		1,897		26,462,594		8,681,432		8,352,364
Other receivables, net (Note 12)		252		3,513,951		2,696,667		2,196,759
Inventories, net (Note 10)		77		1,077,308		815,643		679,357
Real estate inventories (Note 11)		270		3,767,898		4,119,415		2,473,885
Advances to subcontractors and other		159		2,218,125		1,269,026		1,739,036

Current assets		3,430		47,857,923		21,958,657		19,538,554

Non-current assets:
Restricted cash (Note 7)		6		81,667		142,488		413,514
Customers, net (Note 8)		590		8,236,276		14,672,708		9,928,265
Real estate inventories (Note 11)		324		4,517,614		3,218,830		2,821,949
Financial assets from concessions (Note 13)		608		8,488,478		4,655,476		3,415,788
Intangible assets from concessions, net (Note 13)		1,059		14,768,140		17,373,385		15,401,554
Investment in associated companies (Note 13)		393		5,485,563		3,238,755		3,335,435
Property, plant and equipment, net (Note 14)		327		4,565,736		4,258,110		4,287,123
Derivative financial instruments (Note 20)		23		318,427		7,618		64,750
Prepaid expenses		61		848,292		1,104,246		1,176,411
Other assets, net (Note 15)		25		348,901		280,062		199,902
Deferred income taxes (Note 23)		242		3,371,056		1,625,304		1,612,541

Non-current assets		3,658		51,030,150		50,576,982		42,657,232

Total assets		$7,088	Ps.	98,888,073	Ps.	72,535,639	Ps.	62,195,786

Current liabilities:
Notes payable (Note 16)	$.	418	Ps.	5,826,272	Ps.	4,700,864	Ps.	3,564,187
Current portion of long-term debt (Note 21)		995		13,888,201		1,274,644		657,349
Trade accounts payable		476		6,647,926		5,939,751		4,840,544
Income taxes (Note 23)		30		412,893		378,562		268,536
Accrued expenses and other (Note 17)		484		6,749,015		4,412,010		4,581,263
Provisions (Note 18)		143		1,990,871		1,343,772		894,987
Advances from customers		281		3,921,824		1,907,945		2,917,537

Current liabilities		2,827		39,437,002		19,957,548		17,724,403

Non-current liabilities:
Long-term debt (Note 21)		2,173		30,320,024		26,029,040		18,448,689
Tax deconsolidation (Note 23)		231		3,219,355		2,521,130		2,720,588
Deferred income taxes (Note 23)		128		1,780,080		1,179,039		1,459,329
Derivative financial instruments (Note 20)		64		897,626		1,116,727		1,152,788
Retirement benefit obligation (Note 34)		44		607,306		475,125		226,885
Provisions (Note 18)		47		657,760		850,018		1,006,160
Other long-term liabilities		82		1,144,818		1,077,061		747,699

Non-current liabilities		2,769		38,626,969		33,248,140		25,762,138

Total liabilities		5,596		78,063,971		53,205,688		43,486,541

Contingencies (Note 24)
STOCKHOLDERS’ EQUITY (Note 26):
Contributed capital:
Common stock		597		8,334,043		8,950,796		8,925,990
Additional paid-in capital		508		7,091,318		7,085,536		7,024,998

		1,105		15,425,361		16,036,332		15,950,988
Earned capital:
Reserve for repurchase of shares		133		1,850,000		726,789		726,789
Accumulated deficit		(17)		(239,068)		(316,720)		(979,586)
Cumulative translation effects of foreign subsidiaries		24		337,180		(238,328)		(36,345)
Valuation of financial instruments		(35)		(482,922)		(654,832)		(484,874)
Retirement benefit obligation and others		(6)		(82,631)		32,201		6,061

Controlling interest		1,204		16,807,920		15,585,442		15,183,033

Non-controlling interest (Note 27)		288		4,016,182		3,744,509		3,526,212

Total stockholders’ equity		1,492		20,824,102		19,329,951		18,709,245

Total liabilities and stockholders’ equity		$7,088	Ps.	98,888,073	Ps.	72,535,639	Ps.	62,195,786

The accompanying notes are an integral part of these consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2011 and 2010

(Thousands of Mexican pesos, except per share data)

	Millions of U.S. Dollars (Convenience Translation Note 4) December 31, 2011	2011	2010
Continuing operations:
Revenues:
Construction	$2,431	Ps. 33,920,383	Ps. 27,849,781
Concessions	224	3,129,808	2,102,123
Sales of goods and other	410	5,718,594	4,524,158

Total revenues	3,065	42,768,785	34,476,062

Costs:
Construction	2,204	30,741,641	24,940,301
Concessions	160	2,236,438	1,533,548
Sales of goods and other	229	3,201,299	3,019,269

Total costs (Note 29)	2,593	36,179,378	29,493,118

Gross profit	472	6,589,407	4,982,944
General expenses	243	3,387,674	2,714,683
Other (income) expenses, net (Note 30)	(35)	(494,692)	30,268

Operating income	264	3,696,425	2,237,993
Interest expense	129	1,798,199	1,352,586
Interest income	(21)	(286,111)	(349,841)
Exchange loss (gain), net	112	1,568,199	(10,187)
Effects of valuation of financial instruments	27	381,216	315,785

	247	3,461,503	1,308,343

Share in income of associated companies	(3)	(38,303)	(79,618)

Income before income taxes	20	273,225	1,009,268
(Benefit) expense for income taxes (Note 23)	(2)	(33,205)	284,347

Income from continuing operations	22	306,430	724,921
Discontinued operations:
Income from discontinued operations, net (Note 28)	(106)	(1,483,859)	(245,991)

Consolidated net income for the year	128	1,790,289	970,912

(Continued)

Other items of comprehensive income net of income taxes, except for translation effects:
Actuarial losses of labor obligations and other	(8)		(114,832)		26,140
Translation effects of foreign subsidiaries	41		575,508		(201,983)
Valuation of financial instruments	24		331,537		(75,003)
Valuation effect derivative financial instruments of associated company	(12)		(162,687)		(97,786)

Total comprehensive income for the year	$173	Ps.	2,419,815	Ps.	622,280

Consolidated net income attributable to:
Controlling interest	$106	Ps.	1,480,289	Ps.	629,454
Non-controlling interest	22		310,000		341,458

Consolidated net income for the year	$128	Ps.	1,790,289	Ps.	970,912

Total comprehensive income attributable to:

Controlling interest	$151	Ps.	2,112,875	Ps.	283,653
Non-controlling interest	22		306,940		338,627

	$173	Ps.	2,419,815	Ps.	622,280

Basic and diluted earning per common share of the controlling interest:
Continuing operations		Ps.	(0.005)	Ps.	0.591

Consolidated net income		Ps.	2.344	Ps.	0.971

Weighted average shares outstanding (000’s)			631,588		648,183

(Conclude)

The accompanying notes are an integral part of these consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2011 and 2010

(In thousands of Mexican pesos except for share data (Note 26))

		Contributed capital								Earned capital
	Shares	Common stock		Additional paid-in capital		Reserve for repurchase of shares		Retained earnings		Cumulative translation effects of foreign subsidiaries		Valuation of financial instruments		Labor obligations and other		Controlling interest		Non-controlling interest in consolidated Subsidiaries		Total stockholders’ equity
Balance at January 1, 2010	645,687,012	Ps	8,925,990	Ps	7,024,998	Ps	726,789	Ps	(979,586)	Ps	(36,345)	Ps	(484,874)	Ps	6,061	Ps	15,183,033	Ps	3,526,212	Ps	18,709,245
Decrease in non-controlling interest (Note 27)	—		—		—		—		—		—		—		—		—		(120,330)		(120,330)
Issuance of common stock	3,740,874		24,806		60,538		—				—		—		—		85,344		—		85,344
Effect from acquisition of noncontrolling interest	—		—		—		—		33,412		—		—		—		33,412		—		33,412
Net income	—		—		—		—		629,454		—		—		—		629,454		341,458		970,912
Translation effects of foreign subsidiaries	—		—		—		—		—		(201,983)		—		—		(201,983)		—		(201,983)
Effect of valuation of derivative financial instruments of subsidiaries and associated companies	—		—		—		—		—		—		(169,958)		—		(169,958)		(2,831)		(172,789)
Other	—		—		—		—		—		—		—		26,140		26,140		—		26,140

Consolidated comprehensive income (loss)	—		—		—		—		629,454		(201,983)		(169,958)		26,140		283,653		338,627		622,280

Balance at December 31, 2010	649,427,886		8,950,796		7,085,536		726,789		(316,720)		(238,328)		(654,832)		32,201		15,585,442		3,744,509		19,329,951
Application of earnings from prior years	—		—		—		1,402,637		(1,402,637)		—		—		—		—		—		—
Issuance of common stock	3,785,611		52,175		5,782		48,236		—		—		—		—		106,193		—		106,193
Decrease in non-controlling interest (Note 27)	—		—		—		—		—		—		—		—		—		(35,267)		(35,267)
Repurchase of shares	(48,534,300)		(668,928)		—		(327,662)		—		—		—		—		(996,590)		—		(996,590)
Net income	—		—		—		—		1,480,289		—		—		—		1,480,289		310,000		1,790,289
Translation effects of foreign subsidiaries	—		—		—		—		—		575,508		—		—		575,508		—		575,508
Effect of valuation of derivative financial instruments of subsidiaries and associated companies	—		—		—		—		—		—		171,910		—		171,910		(3,060)		168,850
Other	—		—		—		—		—		—		—		(114,832)		(114,832)		—		(114,832)

Consolidated comprehensive income (loss)	—		—		—		—		1,480,289		575,508		171,910		(114,832)		2,112,875		306,940		2,419,815

Balance at December 31, 2011	604,679,197	Ps	8,334,043	Ps	7,091,318	Ps	1,850,000	Ps	(239,068)	Ps	337,180	Ps	(482,922)	Ps$	(82,631)	Ps	16,807,920	Ps	4,016,182	Ps	20,824,102

The accompanying notes are an integral part of these consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2011 and 2010

(Thousands of pesos)

	Millions of U.S. Dollars
	(Convenience Translation Note 4) December 31, 2011	2011	2010
Cash flows from operating activities:
Consolidated net income	$128	Ps. 1,790,289	Ps. 970,912
Income taxes	(2)	(33,205)	284,347
Items related to investing activities:
Depreciation and amortization	91	1,267,200	1,191,713
(Gain) loss on sale of property, plant and equipment	—	(5,519)	21,312
Adjustment for valuation of long-term investment	—	—	(10,654)
(Gain) loss on sale of investment in shares	(140)	(1,950,676)	9,682
Equity in earning of non-consolidated associated companies	(3)	(38,304)	(79,618)
Items related to financing activities:
Interest expense	171	2,390,161	1,597,499
Unrealized exchange rate fluctuation	185	2,577,166	(460,025)
Valuation of derivative financial instruments	27	381,940	299,485
Others	8	106,193	81,616

	465	6,485,245	3,906,269
Changes in operating assets and liabilities:
(Increase) decrease in:
Customers, net	(828)	(11,545,924)	(7,072,384)
Inventories and other assets	(19)	(261,810)	(131,528)
Real estate inventories	(64)	(890,781)	(127,954)
Other receivables	(211)	(2,944,973)	893,921
Financial assets from concessions	(394)	(5,494,743)	(2,116,536)
Increase (decrease) in:
Trade accounts payable	(25)	(347,843)	232,092
Advances from customers	149	2,078,816	(1,420,887)
Other current liabilities	272	3,789,093	1,622,199
Income tax payments	(86)	(1,198,288)	(442,955)
Activities of discontinued operations	13	176,045	126,897

Net cash used in operating activities	(728)	(10,155,163)	(4,530,866)
Investing activities:
Investment in machinery and equipment	(29)	(405,306)	(492,040)
Dividends received	15	211,139	5,319
Other long term assets	(7)	(91,683)	(55,609)
Investment in concessions	(114)	(1,586,682)	(1,993,063)
Sale of property, plant and equipment	6	86,080	390,128
(Grants) collections of loans	(7)	(100,810)	86,075
Business acquisitions	(5)	(74,000)	(261,122)
Activities of discontinued operations	204	2,851,393	(82,785)

Net cash provided by (used) in investing activities	63	890,131	(2,403,097)

(Continued)

		2011		2010
Financing activities:
Proceeds from long-term debt	1,938		27,044,051		16,621,255
Payments of long-term debt	(545)		(7,603,399)		(6,862,378)
Derivative financial instruments	(25)		(350,409)		(534,570)
Payments under leasing agreements	(2)		(34,012)		(36,728)
Interest paid	(170)		(2,369,972)		(1,950,228)
Repurchase of shares	(71)		(996,590)		—
Decrease in noncontrolling interest	(1)		(15,390)		(93,502)
Increase in common stock	—		—		3,727
Activities of discontinued operations	(8)		(111,260)		(167,734)

Net cash provided by financing activities	1,116		15,563,019		6,979,842

Effects of exchange rate change on cash	6		82,765		(68,231)

Net increase in cash, cash equivalents and restricted cash	451		6,297,987		45,879

Cash, cash equivalents and restricted cash at beginning of period	324		4,518,962		4,541,314

Cash, cash equivalents and restricted cash at the end of period	$781	Ps.	10,899,714	Ps.	4,518,962

(Concluded)

The accompanying notes are an integral part of these consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 and at January 1, 2010

(Thousands of Mexican pesos except as otherwise indicated)

1.	Activities

Empresas ICA, S.A.B. de C.V. and subsidiaries (“ICA” or, together with its subsidiaries, “the Company”) is a holding company incorporated in Mexico with over 64 years experience, the subsidiaries of which are engaged in a wide range of construction and related activities including the construction of infrastructure facilities as well as industrial, urban and housing construction, for both the Mexican public and private sectors. ICA’s subsidiaries are also involved in the construction, maintenance and operation of highways, bridges and tunnels granted by the Mexican government and foreign governments under concessions. Through its subsidiaries and affiliates, the Company also manages and operates airports and municipal services under concession arrangements. In addition, some of ICA’s subsidiaries are engaged in real estate and housing development. ICA’s shares are traded on the Mexican Stock Exchange and the New York Stock Exchange. Its registered address is 36 Boulevard Manuel Avila Camacho, Piso 15, Lomas de Chapultepec, 11000 Mexico, D. F.

2.	Adoption of International Financial Reporting Standards

a.	In January 2009, the National Banking and Securities Commission (“CNBV” for its acronym in Spanish) issued amendments to the Single Circular for Issuers to include the obligation to file financial statements based on the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) as of the year ending December 31, 2012, with the option of early adoption. The Company’s management decided to early adopt IFRS for the year ended December 31, 2011.

b.	Based on above, the consolidated financial statements for the year ended December 31, 2010 were the last annual consolidated financial statements of the Company to be prepared in conformity with Mexican Financial Reporting Standards (“MFRS”) for public use. The first consolidated financial statements prepared in accordance with IFRS are for the year ended December 31, 2011, with January 1, 2010 as the date of transition to IFRS. Guidance regarding the initial adoption of IFRS is included in IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”).

As required by IFRS 1, in preparing the consolidated financial statements of 2011, certain methods of valuation and application of accounting principles have changed with respect to the Company’s consolidated financial statements previously presented under MFRS, in order to comply with IFRS. All standards and interpretations under IFRS in effect at December 31, 2011 have been applied in the accompanying 2010 consolidated financial statements, with the exeption of any mandatory exceptions or voluntary exemptions from retrospective application as required or permitted by IFRS 1, as discussed below.

The required reconciliations of consolidated equity and net income, together with a description of the effects of transition to IFRS in the consolidated financial statements of the Company are included in Note 36.

IFRS 1 requires certain exeptions and allows certain exemptions from the retrospective application of specific standards to prior periods in order to assist companies in transition to IFRS. The Company has applied the following mandatory exceptions and elected certain voluntary exemptions as follows:

i)	The mandatory exception regarding accounting estimates was applied in relation to consistency of such amounts with the estimates made for the same period under MFRS.

ii)	The mandatory exception with respect to non-controlling interests was applied, whereby certain accounting requirements related to non-controlling interests are accounted for prospectively from the date of transition, except with respect to business combinations that are accounted for retrospectively under the IFRS 1 exemption for business combinations.

Additionally, the Company applied the following optional exemptions with respect to retrospective treatment of IFRS:

i)	The Company applied prospectively, beginning from December, 2005, IFRS guidance relating to the accounting for business combinations. Accordingly, the Company retrospectively applied IFRS to all business combinations that occurred between that date and the date of transition.

ii)	The Company elected to value certain land, buildings and major machinery and equipment at their fair value, using values calculated by appraisers duly recognized by the CNBV, representing deemed cost for those assets. Additionally, for the remaining items of property, plant and equipment, the Company decided to utilize the indexed cost balance existing under MFRS, thereby maintaining inflation adjustments through 2007, such amounts also representing the deemed cost of those assets.

iii)	The Company elected to recognize all unrecognized actuarial gains and losses on its employee benefits existing as of the date of transition in retained earnings.

iv)	The Company elected to prospectively apply the requirements of IAS 23, Borrowing Costs, from the date of transition.

3.	Significant events

Agreement for the sale of Corredor Sur—In March 2010, the Company was approached by the Government of Panama, which expressed its interest in purchasing the Company’s investment in the Corredor Sur tollroad. On August 24, 2011, the sale of the concession to Empresa Nacional de Autopistas, S.A. de C.V. (“ENA”), a company owned by the Government of Panamá was completed. The price established for the transaction was U.S. $420 million dollars. Simultaneously with the closing of the sale, ICA Panama paid approximately U.S $154 million dollars of outstanding bonds that were used to finance the construction of the Corredor Sur, which were originally issued in 2005, paying a premium to holders of U.S. $37 million dollars. ICA received approximately U.S. $125 million dollars, net, after expenses related to the transaction. Taxes incurred in Panama and the United States related to the sale are included in the consolidated statement of comprehensive income as part of discontinued operations. A more detailed description is presented in Note 28.

Sale of the Service Provision Project (“PPS”) of Irapuato La Piedad y Querétaro Irapuato to RCO—In September 2011, the Company executed a contract for the disposal of shares (the “Transaction”) with Red de Carreteras de Occidente, S.A.P.I.B, de C.V. (“RCO”) (affiliate company) to transfer to RCO all of the Company’s shareholdings in its subsidiaries Concesionaria Irapuato La Piedad, S.A. de C.V. (“CONIPSA”) and Concesionaria de Vías Irapuato Queretaro, S.A. de C.V. (“COVIQSA”).

The total cost of the Transaction was Ps.2,150 million, liquidated through Ps.1,550 million in additional shares issued by RCO and Ps.250 million in cash, as well as an additional payment, in-kind with stock, for Ps.350 million (the “Additional Payment”), the latter subject to the satisfaction of certain conditions. As of December 31, 2011, the Additional Payment represents a contingent asset which is not recognized in the consolidated statement of financial position. As a result of this transaction, ICA increased its share capital in RCO to 18.73%. In the instance that the requirements for the Additional Payment are fulfilled, the shareholding of ICA in RCO will increase in proportion to such payment. The price of the Transaction was determined based on discounted cash flows. The main effects of the Transaction are described in Note 4.g.

Loss on exchange rate fluctuation—The devaluation of the Mexican peso resulted in foreign exchange losses of Ps.2,577 million, as a result of the net monetary liability position of corporate debt in U.S. dollars. These exchange losses do not represent a cash outflow. At December 31, 2011 and 2010, the exchange rate used was Ps. 13.9922 and Ps.12.3792, respectively, per U.S. dollar, which means that the peso had depreciated against the U.S. dollar of Ps.1.613, equivalent to 13.03%.

4.	Basis of presentation and Consolidation

a.	Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. Included in subsection (g) is the Company’s policy regarding consolidation and included in Note 5 are the Company’s accouting policies and valuation principles applied in preparing the consolidated financial statements.

The accompanying consolidated financial statements include all financial reporting standards and valuation requirements that affect the Company’s consolidated financial information, as well as the alternatives allowed by IFRS.

b.	Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis except for the revaluation of certain non-current assets and financial instruments at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for assets. The consolidated financial statements are prepared in pesos, the legal currency of the United Mexican States and are presented in thousands, except where otherwise noted.

c.	Convenience translation

Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 30, 2011 and for the year then ended have been translated into U.S. dollar amounts at the rate of 13.9512 pesos per U.S. dollar, the noon buying rate for pesos on December 31, 2011 as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

d.	Reporting currency

The Company presents its consolidated financial statements in Mexican pesos, since this is the functional currency in which ICA operates. Transactions in currencies other than the peso are recorded in accordance with established policies described in Note 5.a.

e.	Investment Units

Investment Units (UDIs) are units of value established by the Bank of Mexico to address mortgage loans obligations or any financial or commercial transaction. The value of the UDI increases daily to maintain the purchasing power of money and is published in the Official Gazette in Mexico. The value of UDI’s is determined considering the Mexican National Consumer Price Index (“INPC”), taking into account inflation.

f.	Consolidated statements of comprehensive income

The Company chose to present the consolidated statement of comprehensive income in a single statement, as well as presenting operating income in such statement. Costs and expenses were classified according to their function due to different economic activities and businesses of the Company. Additional information regarding depreciation expense, amortization expense and employee benefits is presented in Note 29.b.

g.	Principles of consolidation

Financial statements of those companies in which ICA owns more than 50% of the capital stock or owns less than 50% of such capital stock but effectively controls such entity are consolidated within the financial statements. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Joint venture—The assets, liabilities, revenues, costs and expenses of companies or associations subject to contractually agreed joint control are included in the consolidated financial statements using proportionate consolidation in accordance with International Accounting Standard (“IAS”) No. 31, Interests in Joint Ventures. The principal subsidiaries that are proportionately consolidated are: ICA Fluor Daniel, S. de R.L de C.V. and subsidiaries (“ICAFD”), Grupo Rodio Kronsa, S.A.; Suministro de Agua de Querétaro, S.A. de C.V., Constructora Nuevo Necaxa Tihuatlán, S.A. de C.V., Autovía Nuevo Necaxa Tihuatlán, S.A. de C.V. and Los Portales, S.A.

The financial statements of companies that are included in the consolidation are prepared as of December 31 of each year.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation. However, the balances and transactions related to construction contracts performed by companies in the construction segment for the benefit of the concessions segment were not eliminated in the consolidation process, as those construction revenues require recognition while the works are being executed. This principle, implemented by ICA, is established in the International Financial Reporting Interpretations Committee (“IFRIC”) Interpretation No. 12, Service Concession Arrangements.

The non-controlling interests in equity of subsidiaries are presented separately as non-controlling interests in the consolidated statements of financial position, within the stockholders’ equity section, and the consolidated statements of comprehensive income.

Note 39 includes the subsidiaries consolidated by ICA as well as information related thereto.

The results of subsidiaries acquired or divested during the year are included in the consolidated statement of comprehensive income from the acquisition date or the date of divestiture, as applicable.

h.	The Company recognized a gain of Ps.441 million, derived from the Transaction with its associate RCO, which is included in other income in the consolidated statement of comprehensive income. This gain represents the difference between the fair value of the shares of CONIPSA and COVIQSA and the fair value of the shares received in exchange of RCO. As result of the Transaction, ICA increased its shareholding in the capital stock of RCO by 5.1%. The fair value of net assets exchanged was determined by an independent financial expert.

In accordance with paragraph 22 of the IAS 28, Investments in Associates, the gain on the sale of shares of COVIQSA and CONIPSA was originated from a transaction with its affiliate company. Accordingly, the gain recognized in the consolidated financial statements was only up to the extent that it corresponded to the participation of other investors not associated with the Company.

Because the companies sold to RCO are not business lines or geographic areas, their disposal was not considered a discontinued operation.

ICA continues to provide operation and maintenance services to RCO, including with regard to the two highway projects transferred.

Determination of the gain on sale of subsidiaries is as follows:

	December 31, 2011
Fair value of shares of RCO	Ps.	2,052,761
Cash (1)		250,000
Carrying value of shares COVIQSA and CONIPSA		(1,871,380)
Others		9,729

Gain on sale of subsidiaries	Ps.	441,110

(1)	At the date of the consolidated financial statements, this amount is presented as an account receivable.

The gain on sale of subsidiaries is presented in other (income) and expense, within operating income, in the consolidated statement of comprehensive income.

i.	Acquisition and sale of subsidiaries

In April 2010, ICA provided equity of Ps.151 million to Los Portales, S.A. (a company with operations in the housing development segment), there by increasing its shareholding in the entity from 18% to 50% and subsequently proportionally consolidating the entity as of the acquisition date. Previously, this investment was recognized using the equity method. Additionally, in December 2011, the Company sold the shares of Geoicasa, S. A. de C. V., generating a gain of Ps.26 million presented in other (income) expenses, within operating income, in the consolidated statement of comprehensive income. In exchange, ICA acquired the remaining 50% of the shares of Grupo Punta Condesa, S. A. de C. V., a company under joint control. Other disclosures required by IFRS 3, Business Combinations, are not considered relevant.

5.	Significant accounting policies

The consolidated financial statements are prepared in accordance with IFRS. Preparation of financial statements under IFRS requires management of the Company to make certain estimates and use assumptions to value certain of the items in the consolidated financial statements as well as their related disclosures required therein. The areas with a high degree of judgment and complexity or areas where assumptions and estimates are significant in the consolidated financial statements are described in Note 6. The estimates are based on information available at the time the estimates are made, as well as the best knowledge and judgment of management based on experience and current events. However, actual results could differ from those estimates. The Company has implemented control procedures to ensure that its accounting policies are appropriate and are properly applied. Although actual results may differ from those estimates, the Company’s management believes that the estimates and assumptions used were adequate under the circumstances.

a.	Operations and transactions in foreign currency

Translation of financial statements of foreign subsidiaries

The individual financial statements of each subsidiary of ICA are presented in the currency of the primary economic environment in which the entity operates (its functional currency). To consolidate the financial statements of foreign subsidiaries, their financial information is translated into Mexican pesos (the reporting currency), considering the following methodology:

When operations in which the functional currency and the recording currency are the same, the financial statements of the entity are translated to the reporting currency using the following exchange rates: i) the closing exchange rate in effect at the date of the statement of financial position for assets and liabilities, ii) historical exchange rates for stockholders’ equity as well as revenues, costs and expenses. Translation effects are recorded in comprehensive income (loss). The translation effects from financial instruments initially recorded in other comprehensive income are reclassified from equity to profit or loss on disposal or partial disposal of the net investment.

When the functional currency of a foreign transaction differs from the recording currency, before applying the terms of the preceding paragraph, the recording currency must be converted to the functional currency by using the following method: monetary assets and liabilities are converted by using the exchange rate in effect at the date of the statement of changes in financial position, while nonmonetary assets and liabilities, stockholders’ equity, income, costs and expenses must be considered at the historical exchange rate. Any differences arising from this method must be recognized in the results of the year.

On the disposal of a foreign operation, all of the accumulated exchange differences in respect of that operation attributable to the Company are reclassified to profit or loss in the year of disposal.

Foreign currency transactions

Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the exchange rate prevailing at the end of the reporting period. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange fluctuations are recorded in profit or loss, except for:

•	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks (see paragraph (q) below for hedging accounting policies); and

•	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal or partial disposal of the net investment.

b.	Cash and cash equivalents and restricted cash

Cash and cash equivalents consist mainly of bank deposits in checking accounts and short-term investments, highly liquid and easily convertible into cash, maturing within three months as of their acquisition date, which are subject to immaterial value change risks. Cash is stated at nominal value and cash equivalents are measured at fair value. Cash and investments subject to restrictions or intended for a specific purpose are presented separately under current or non-current assets as the case may be.

c.	Inventories of materials

Inventories are stated at the lower of cost, using average cost, or net realizable value. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Reductions to the value of inventories are comprised of estimates representing the impairment of inventories.

d.	Real Estate Inventories

Housing and housing development costs comprise the cost of the acquisition of land, improvements to the condition thereof, permits and licenses, labor costs, materials and direct and indirect costs. Borrowing costs incurred during the construction period are capitalized.

Land to be developed over a period of more than 12 months is classified under non-current assets and is recorded at acquisition cost.

The valuation of inventory, the control of the cost of sales and the related profit are recognized through a cost budgeting system. The cost budgeting system is reviewed quarterly and updated periodically when modifications are made to sales price or cost estimates of construction and development of the home. Variations in the original cost budget that require a change in cost of sales of inventory are applied to results in the period in which they are determined. Inventory costs include (i) the cost of land, (ii) rights, licenses, permits and other project costs, (iii) housing development costs, construction and infrastructure costs, (iv) borrowing costs incurred during the construction period and (v) administration and supervision of real estate. The costs related to real estate projects that are capitalized during development of the project and are applied to cost of sales in the proportion in which revenues are recognized.

With respect to homes in the moderate-income sector, on a quarterly basis, the Company performs a review of estimated revenues and costs for the projects in-progress to evaluate the sector’s operating margin. Additionally, on an annual basis, the Company performs formal impairment tests based on discounted cash flow projections and to determine the expected rates of returns of the project. Such cash flow projections incorporate actual revenues and costs through the date of the evaluation as well as estimated future investments the Company expects to incur to complete and sell the project. Revenues are projected based on the current selling price of the home, considering any discounts that the Company may offer. Selling prices for the moderate-income sector are based on market studies of what a willing buyer would pay, comparable prices for similar projects in the areas in which the Company develops and the general economic conditions in Mexico. The Company only offers discounts on sale prices of homes when sales prices have increased over time and the discount would not exceed the original sale price of the home. The policy is not to grant discounts when the discounted sales price would result in a value lower than the carrying value of the inventory. Management determines discounts on a home-by-home basis. Cost estimates are based on the cost budgeting system as discussed above. Impairment is recognized when the sales price less costs to sell is less than the carrying amount of the inventory. Accordingly, the Company only recognizes impairment on inventories in the moderate-income sector if it offers discounts greater than the operating margin or otherwise significantly reduce the prices below the operating margin because of, for example, market forces or deteriorating economic factors.

The Company assesses the impairment of real estate inventories at each balance sheet date and appraisals are conducted every two years or more frequently if events or changes in circumstances indicate that certain amounts accrued will not be recoverable. If the valuation is less than the carrying value of the inventory, an impairment is recorded in results of the period in which the impairment was determined.

If circumstances that previously caused the reduction no longer exist or when there is clear evidence of an increase in net realizable value due to a change in economic circumstances, the previously recognized impairment is reversed.

e.	Property, plant and equipment

Expenditures for property, plant and equipment, including renewals and improvements which extend useful lives, acquired subsequent to transition date, are capitalized and valued at acquisition cost.

Furniture and office equipment acquired before the Company’s transition date to IFRS are valued in accordance with their indexed cost basis recognized under MFRS, which included cumulative inflationary effects through December 31, 2007. This amount represents the deemed cost of such assets. Additionally, at transition date the Company decided to use expert appraisal valuations to value land, building and certain major machinery and equipment at their fair value, which represent the deemed cost of those assets.

Depreciation of buildings, furniture, office equipment and vehicles is calculated using the straight-line method over the useful life of the asset, taking into consideration the related asset’s residual value. Depreciation begins in the month in which the asset is placed in service. Depreciation of machinery and equipment is calculated according to the units of production method (machine hours used in regard to total estimated usage hours of the assets during their useful lives, which range from 4 to 10 years). Depreciation begins in the month in which the asset is placed in service. The useful lives of assets are as follows:

Useful
lives (years)
Buildings	20 to 50
Machinery and operating equipment	4 to 10
Furniture, office equipment and vehicles	4 to 10

Financing costs incurred during the construction and installation of buildings and machinery and equipment are capitalized.

Residual values, useful lives and depreciation methods are reviewed at the end of each year and adjusted prospectively if applicable.

The depreciation of property, plant and equipment is recorded in results. Land is not depreciated.

Sale of assets

The gain or loss on the sale or retirement of an item of property, plant and equipment is calculated as the difference between the net income from the sale and the carrying value of the asset, and is recognized in income when all risks and rewards of ownership of the asset is transferred to the buyer, which generally occurs when ownership of the asset is transferred to the buyer.

Construction in progress

Construction in progress is carried at cost less any recognized impairment loss. Cost includes professional fees and, in the case of qualifying assets, borrowing costs capitalized in accordance with the accounting policy of the Company. The depreciation of these assets, as well as other properties, begins when the assets are ready for use.

Subsequent costs

Subsequent costs form part of the value of the asset or are recognized as a separate asset only when it is probable that such disbursement represents an increase in productivity, capacity, efficiency or an extension of the life of the asset and the cost of the item can be determined reliably. All other expenses, including repairs and maintenance are recognized in comprehensive income as incurred.

f.	Leasing

Leases are classified as finance leases whenever the terms of the contract lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Financial leasing

In financial leasing where the Company is the lessee, assets are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The liability to the lessor is included in the statement of financial position as other accounts payable.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy for borrowing costs (see paragraph g).

The assets recorded by these operations are depreciated using the same criteria applied to the equipment itself, depending on their nature and useful life.

Operating leasing

As lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized in profit using the same criteria used for the recognition of lease income.

As lessee

Any payment or collection made upon execution of an operating lease is treated as and advanced payment or collection that is recognized in results over the lease term, as the benefits of the leased asset are received or transfered. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

g.	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

h.	Investment in associated companies

An associated company is an entity over which ICA has significant influence and which is not a subsidiary or a joint venture. Significant influence is the power to participate in deciding financial and operating policies in the associated companies but does not imply control or joint control over those policies.

The results of associated companies are incorporated in the consolidated financial statements using the equity method, unless the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations.

i.	Investment in concessions

Under all of the Company’s concession arrangements, (i) the grantor controls or regulates what services the Company must provide with the infrastructure, to whom it must provide them, and at what price; and (ii) the grantor controls, through ownership, any significant residual interest in the infrastructure at the end of the term of the arrangement. Accordingly, the Company classifies the assets derived from the construction, administration and operation of the service concession arrangements either as intangible assets, financial assets (accounts receivable) or a combination of both.

A financial asset results when an operator constructs or makes improvements to the infrastructure, in which the operator has an unconditional right to receive a specific amount of cash or other financial assets during the contract term. An intangible asset results when the operator constructs or makes improvements and is allowed to operate the infrastructure for a fixed period after construction is complete, in which the future cash flows of the operator have not been specified, because they may vary depending on the use of the asset, and are therefore considered contingent. Both a financial asset and an intangible asset may result when the return/gain for the operator is provided partially by a financial asset and partially by an intangible asset. The cost of financing incurred during the construction period is capitalized.

Financial assets are recorded at nominal value and subsequently valued at amortized cost by calculating interest through the effective interest method at the date of the financial statements, based on the yields determined for each of the concession contracts. Investments in concessions resulting in the recognition of an intangible asset are recorded at acquisition value or construction cost and are amortized over the concession period based on utilization rates (vehicle traffic during the concession period for toll roads; volume of water treated for water treatment plants).

The Company recognizes and measures contractual obligations for major maintenance of the infrastructure in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The Company considers that periodic maintenance plans for infrastructure, whose cost is recorded in expense in the period in which the obligation arises, are sufficient to maintain the concession in good operating condition, in accordance with the obligations specified by the grantor and to ensure the delivery of the related infrastructure in good operating use at the end of the term of the concession, ensuring that no additional significant maintenance costs will arise as a result of the reversion to the grantor.

j.	Government grants

Agencies of the Mexican government have given grants to ICA to finance projects, mainly investments in water supply. The conditions set out in relevant resolutions which award the grants are accredited to the competent agencies.

ICA identifies government grants with assets for which the concession implies the purchase of the asset or the construction or acquisition of other assets, restricting the type or location of such assets or the periods during which they are to be acquired or held.

Grants for the acquisition of assets are presented net against the related asset, and are applied to results over the same period and using the same amortization criteria as that of the related asset. When no basis exists to amortize a grant over a specific period, the grant is recognized in results when it becomes receivable.

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to them and that the grants will be received. Receipt of a grant does not provide conclusive evidence that the conditions attached to it have been or will be fulfilled.

k.	Prepaid expenses

Prepaid assets mainly consist of costs related to uncompleted construction contracts, (mainly related to insurance and performance bonds) which are recorded at historical cost and amortized over the estimated useful life of the asset, as applicable.

l.	Goodwill

Goodwill arises from business combination and is recorded as an asset at date on that control is acquired (acquisition date). Goodwill is the excess of the consideration transferred over the fair value at the acquisition date of the identifiable assets acquired and liabilities assumed.

When the fair value of identifiable net assets acquired exceeds the sum of the consideration transferred, the amount of such excess is recognized in the consolidated statement of comprehensive income as a gain on purchase.

Goodwill is not amortized and is subject to impairment tests annually. For assessing impairment, goodwill is allocated to each cash-generating unit of which the Company expects to make profits. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the unit and then to the other assets of unit, proportionally, based on the carrying amount of each asset in the unit. The impairment loss recognized for goodwill purposes cannot be reversed at a later period.

Upon the disposal a subsidiary, the amount attributable to goodwill is included in determining the gain or loss on disposal.

m.	Impairment of long-lived assets in use

Management periodically evaluates the impairment of long-lived assets in order to determine whether there is evidence that those assets have suffered an impairment loss. If impairment indicators exist, the recoverable amount of assets is determined, with the help of independent experts, to determine the extent of the impairment loss, if any. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

n.	Financial assets and liabilities

Financial assets and liabilities are initially measured at fair value. The costs of transaction that are directly attributable to the acquisition or issue of a financial asset or liability (other than financial assets and liabilities that are recognized at fair value through results), are added or deducted from the fair value of the related assets and liabilities upon initial recognition. Transaction costs directly attributable to the acquisition of assets or financial liabilities that are recognized at fair value through profit or loss are recognized immediately in profit or loss for the year.

o.	Financial instruments

Financial assets are classified into four categories, which in turn determine the form of recognition and valuation of financial assets:

“Financial assets at fair value through profit or loss”, “investments held-to-maturity”, “financial assets available-for-sale” and “loans and receivables”. The classification depends on the nature and purpose of the administration upon initial recognition. The Company generally only has financial assets at fair value through profit or loss and loans and receivables.

In the consolidated statement of financial position, financial assets are classified into current and noncurrent, depending on whether their maturity is less than / equal to or greater than 12 months.

Financial assets at fair value through results

Financial assets are classified at fair value through results when the financial asset is held for trading or it is designated fair value through results. A financial asset is classified as held for trading if:

•	It has been acquired principally for the purpose of selling it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

•	It is a derivative (except those designated as hedging instruments or that is a financial guarantee).

Financial assets at fair value with changes in the results are recorded at fair value, recognizing in results any gain or loss arising from its remeasurement. The gain or loss recognized in results includes any dividend or interest earned from the financial asset and is recorded in interest expense or income in the consolidated statements of comprehensive income. Fair value is determined as described in Note 25.f.

Loans and receivables

Loans and receivables are non-derivative financial assets, that have fixed or determinable payments that are not quoted in an active market. After initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

“Amortized cost” means the initial amount recognized for a financial asset or liability less principal repayments, less (or plus) the cumulative amortization using the effective interest method of any difference between the initial amount and the amount at maturity, less any reduction (directly or through a reserve) for impairment or bad debt.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial asset or liability and of allocating interest income or cost over the relevant period. The effective interest rate is the rate that exactly discounts future cash receivable or payable (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial instrument, or (where appropriate) a shorter period, to the carrying amount of the financial asset or liability on its initial recognition.

When calculating the effective interest rate, all cash flows must be estimated (for example, prepayment, call and similar options) except for future credit losses. The calculation must include all commissions and payments or receipts between the parties to the financial instrument, including other premiums or discounts.

Impairment of financial assets

Financial assets other than financial assets at fair value through results are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For other financial assets, objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty; or

•	Default or delinquency in interest or principal payments; or

•	It becoming probable that the borrower will enter bankruptcy or financial reorganization

The carrying amount of the financial asset is reduced directly by the impairment loss, except for trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are recorded in results. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through results to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed the amortized cost if would not have recognized the impairment.

Financial liabilities

Financial liabilities are classified as financial liabilities at fair value through profit or loss, or other financial liabilities based on the substance of contractual arrangements.

Upon initial recognition, financial instruments with characteristics of both liabilities and equity issued by the Company, are classified and separated into the separate components of debt and equity in accordance with the substance of the contractual agreement.

Financial liabilities at fair value through profit or loss

A financial liability at fair value through profit or loss is a financial liability that is classified as held for trading or designated at fair value through profit or loss.

A financial liability is classified as held for trading if:

•	It has been acquired principally for the purpose of repurchasing it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that are managed together for which there is evidence of a recent pattern of making short-term profits, or

•	It is a derivative (except for derivatives designated as hedging instruments or are a financial guarantee).

Gains or losses arising on remeasurement of financial liabilities classified at fair value through profit or loss are recognized in results.

The net gain or loss net recognized in profit or loss incorporates any interest paid on the financial liability in interest expense or income in the consolidated statements of comprehensive income.

Other financial liabilities

Other financial liabilities, including loans, bond issuances and debt with lenders and trade creditors and other payables are valued initially at fair value, represented generally by the consideration transferred, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method.

Offsetting of financial assets and liabilities

Offsetting of financial assets and liabilities in the consolidated statement of financial position only occurs for accounts receivable and payable arising in transactions that contractually, or by law, have established a right of setoff and for which the Company has the intention to pay a net amount or to realize the asset and pay the liability simultaneously.

Fair value hierarchies

The fair value used to value assets and liabilities is determined according to the elements available to the Company based upon different hierarchical levels established by IFRS 7, Financial Instruments, Presentation and Disclosure:

Level 1: fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Data different than the quoted price included within Level 1 that are observable for the financial instrument, both directly (ie, prices) and indirectly (ie, inputs to valuation).

Level 3: Data for the instrument is not based on observable market data.

p.	Risk Management Policy

ICA is exposed to risks that are managed through the implementation of systems of identification, measurement, limitation of concentration, and supervision. The Risk Management department in ICA is of a preventative nature, focusing on risks in the medium and long term, taking into account the most likely scenarios of evolution of the variables affecting each risk. Financial risk management pays particular attention to interest rate risk, exchange rate risk, liquidity risk and credit risk (see Note 25).

q.	Derivative financial instruments

The Company underwrites a variety of financial instruments to manage its exposure to interest rate risk and foreign exchange related to the financing of its concession projects and construction. Note 20 includes a more detailed explanation of derivative financial instruments.

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured at fair value at the end of each reporting period. Fair value is determined based on recognized market prices. When the derivative is not listed on a market, fair value is based on valuation techniques accepted in the financial sector.

The resulting gain or loss from remeasurement to fair value is recognized in profit or loss unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Company designates certain derivatives as either fair value hedges of recognized assets or liabilities or firm commitments (fair value hedges), hedges of highly probable forecasted transactions or hedges of foreign currency risk of firm commitments (cash flow hedges). The decision to apply hedge accounting depends on economic or market conditions and economic expectations in the national or international markets.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is greater than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

Hedge accounting

The Company contracts financial instruments for hedging purposes to mitigate risks derived from foreign currency and interest rate fluctuations. These instruments are either recorded as fair value or cash flow hedges.

At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Note 20 includes details of the fair values of derivative instruments used for hedging purposes.

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in the line item in the statement of comprehensive income relating to the hedged item.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is recognized in profit or loss from that date.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in results, and is included in interest expense.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to results in the periods when the hedged item is recognized in results, in the same line item in the statement of comprehensive income where the hedged item is recognized. However, when a forecasted transaction that is hedged gives rise to the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and are included in the initial measurement of the cost of the non-financial asset or non-financial liability. Any accumulated gain or loss on the hedging instrument recognized in other comprehensive income remains there until the hedged item affects results. When a forecasted transaction is no longer expected to occur, the accumulated gain or loss is reclassified immediately to results.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any accumulated gain or loss recognized in other comprehensive income is immediately recognized in results.

Embedded derivatives

The Company reviews all of its contracts to identify embedded derivatives that should be separated from the host contract for purposes of valuation and accounting.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value through results.

An embedded derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative relates is greater than 12 months and it is not expected to be realized or settled within 12 months. Other embedded derivatives are presented as current assets or current liabilities.

The Company has no fair value hedges of net investment in a foreign operation or embedded derivatives at the end of the reporting period.

r.	Provisions

Provisions for major maintenance of machinery, costs expected to be incurred at the end of projects, machinery leasing and warranties, are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, when it is probable that the Company will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties associated with the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Provisions are classified as current or noncurrent based on the estimated time period to meet the obligations it covers.

s.	Reserve for repurchase of shares

Purchases and sales of treasury shares are recorded decreasing or increasing stockholders’ equity of the Company through the reserve for the repurchase of shares account, based on the cost of reacquisition and replacement of such shares, respectively. Any gain or loss is recorded as additional paid-in capital. Gains or losses arising from the purchase, sale, issue or cancellation of equity instruments of ICA are not recognized in results.

t.	Statutory employee profit sharing (PTU)

PTU is recorded in the results of the year in which it is incurred and presented under general expenses in the accompanying consolidated statements of comprehensive income.

u.	Income tax

Income tax expense represents the sum of the tax currently payable and deferred tax (“ISR”). The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because of items of income or expense that are taxable or deductible in periods different from when they are recognized in accounting profit. The Business Flat Tax (“IETU”) is calculated on a modified tax base in which income and deductions are calculated on gross receipts less certain current-period deductions that are identified by statute. As opposed to ISR, the parent and its subsidiaries will incur IETU on an individual basis. Income tax incurred is the higher of ISR and IETU. Management evaluates whether each subsidiary will be principally subject to ISR or IETU in the future and recognizes deferred income tax assets and liabilities accordingly. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

ICA is authorized by the Ministry of Finance and Public Credit of Mexico to prepare its ISR returns on a consolidated basis, which includes the proportional tax profit or loss of its Mexican subsidiaries. The tax provisions of foreign subsidiaries are determined based on taxable income of each individual company.

Deferred income taxes are recognized for the applicable temporary differences resulting from comparing the accounting and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred tax assets are recognized to the extent of the realization of related benefits is probable.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current or deferred taxes are recognized as income or expenses in net profit except when they involve other comprehensive income items, in which case they are recognized within other comprehensive income.

v.	Retirement benefit cost

The costs of direct employee benefits and contributions to defined benefit and defined contribution plans are recognized as an expense when employees have rendered service entitling them to the benefits.

For defined benefit retirement plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period. Actuarial gains and losses are recognized in other comprehensive income and are amortized over the expected average remaining working lives of the employees. The costs of prior services are recognized when direct benefits are received. Retirement benefits are amortized by utilizing the straight line method based on the average period until benefits are effectively acquired.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

w.	Revenue recognition

Revenues are recognized when it is likely that the Company will receive the economic benefits associated with the transaction. Revenue is measured at the fair value of the consideration received or receivable and represents the amounts receivable for goods and services provided in the normal course of activities. Revenues are reduced for estimated customer returns, rebates and other similar allowances.

By type of activity, revenue is recognized based on the following criteria.

Construction Contracts

Revenues from construction contracts are recognized using the percentage-of-completion method based on the costs incurred method or the units of work method, considering total costs and revenues estimated at the end of the project, in accordance with IAS 11, Construction Contracts. The percentage-of-completion method provides an understanding of the performance of the project in a timely manner, and appropriately presents the legal and economic substance of the contracts. Under this method, revenues are determined based on the contract costs incurred in comparison to total contract costs, representing the profits that can be attributed to the portion of work completed.

The base revenue utilized to calculate the amount of revenue to recognize as work progresses includes the following: (i) the initial amount established in the contract, (ii) additional work orders requested by the customer, (iii) changes in the considered yields, (iv) the value of any adjustments (for inflation, exchange rates or changes in prices, for example) agreed to in the contract, (v) the decrease in the original contract value and agreements in contracts, (vi) claims and conventional penalties, and (vii) completion or performance bonuses, as of the date on which any revision takes place and is effectively approved by the customers.

Under the terms of various contracts, revenues that are recognized are not necessarily related to the amounts billable to customers. Management periodically assesses the reasonableness of the accounts receivable. When there is evidence of difficulty in the recovery of the receivables, reserves are recorded for doubtful accounts affecting the results of the year in which the impairment occurs. The estimation of this reserve is based on the best judgment of the Company under the circumstances prevailing at the time of its determination.

Contract costs include all direct costs such as materials, labor, subcontracting costs, manufacturing and supply costs of equipment, start-up costs and indirect costs. Periodically, the Company evaluates the reasonableness of the estimates used in the determination of the percentage-of-completion. If, as a result of this evaluation, there are modifications to the revenue or cost previously estimated, or if the total estimated cost of the project exceeds expected revenues, an adjustment is made in order to reflect the effect in results of the period in which the adjustment or loss is incurred. For projects financed by the Company in which the amount of the contract included project revenue and the related financing, the financing cost, which also includes changes in the fair value of derivative financial instruments, is considered part of the contract cost which is recognized in results in accordance with progresses of project. In these types of contracts, the collection of the contract amount from the client may take place at the end of the project. However, periodic progress reports are presented to and approved by the customer, which form the basis for the Company to obtain where appropriate, financing for the project in question.

The item of “Cost and Estimated Earnings in Excess of Billings on Uncompleted Contracts” included in the heading of “Customers”, originates from construction contracts and represents the costs incurred plus recognized profit (or less any recognized losses) for all contracts in progress over the amount of the certificates of work performed and invoiced.

Infrastructure concessions

In accordance with IFRIC 12, both for the financial assets and intangible assets, the revenues and costs related to construction or improvements during the construction phase are recognized in revenues and construction costs.

Revenues stemming from the financing of concessions are recorded in the income statement as they accrue and are recorded within finance income from continuing operations.

Revenues from the operation of concession projects are recognized as concession revenues, as they accrue, which is generally at the time vehicles make use of the highway and pay the respective toll in cash or electronically at toll collection booths. Revenues are derived directly from users of the concession, or at times, from the grantor of the concession. Aeronautical services revenues consist of the right of use of airports. These revenues are recognized when services are provided. Prices for the services rendered are regulated by the grantor. In concessions involving toll revenues, tariff revisions do not apply until their effective date of application.

Real estate sales

According to IFRIC 15, Agreements for the Construction of Real Estate and IAS 18, Revenue, revenues derived from sales of low- and medium-income housing and real estate are recognized as revenue once the house or real estate development is completed and the rights, benefits and obligations related to the property have transferred to the buyer, which occurs upon formalization of the deed.

Real estate inventories are divided into two large segments: land held for development and inventories in-progress (which include both houses under construction and unsold finished houses).

Dividend and interest revenue

Dividend revenue from investments is recognized when the stockholders’ right to receive payment has been established.

Interest income is recorded on a periodic basis, with reference to capital and the effective interest rate applicable.

x.	Basic and diluted earnings per share

Basic earnings per share is computed by dividing income of the controlling interest available to common stockholders by the weighted average number of common shares outstanding during the year. Basic earnings per share for discontinued operations is computed by dividing income of discontinued operations by the weighted average number of common shares outstanding during the year. The dilutive effect of the Company’s potential ordinary shares does not have a significant material effect on the Company’s determination of earnings per share; thus diluted earnings per share approximates basic earnings per share during the years ended December 31, 2011 and 2010.

6.	Critical accounting judgments and key sources of estimation uncertanty

In the application of the Company’s accounting policies, which are described in Note 5, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following transactions are those in which management has exercised its professional judgment to apply accounting policies with a material effect on the amount recorded in the consolidated financial statements:

•	Determining the profit margin and degree of progress in construction contracts (see Note 5w).

•	The realizability of real estate inventory (see Note 5d).

•	The long-lived assets owned by the Company relate to buildings, machinery and equipment and concessions granted by the Mexican government and foreign governments for the construction, operation and maintenance of roads, bridges and tunnels, airport management and municipal services. The Company reviews the estimated useful life and depreciation or amortization methods used for tangible and intangible assets derived from the concession (described in Note 13) at the end of each reporting period. The effects of any modifications to estimates are recognized prospectively. Similarly, at the end of each reporting period, the Company reviews the carrying values of its tangible and intangible assets to detect indications of impairment losses (see Note 5m). Determining both the recoverable value of assets and their useful life and depreciation or amortization methods are estimates with a significant impact on the consolidated financial statements of the Company.

•	The Company reviews the estimated useful lives of property, plant and equipment at the end of each anual reporting period. During 2010, based on detailed analysis, management changed the life of certain components of property, plant and equipment. The level of uncertainty associated with estimates of useful lives is related to changes in the market and use of the assets as a result of production volumes and technological development.

•	In order to estimate accounts receivable, among other elements, the Company considers the credit risk derived from the customer’s financial position and any significant collection delays based on the terms agreed in construction service agreements.

•	ICA has recoverable tax losses generated by tax reforms in previous years related to the tax consolidation regimen; it has assessed the recoverability of these amounts and has recognized a deferred ISR asset, as it believes it will recover the benefits resulting from the tax reforms.

•	Management prepares estimates to determine and recognize the provision necessary for the maintenance and repair of highways and other infrastructure under concession, which affects the results of the periods in which the infrastructure under concession becomes available for use and through the date on which the maintenance and/or repair work is performed.

•	The Company makes estimates for obligations required upon completion of projects, rental and maintenance of machinery, which are determined based on the degree of completion of projects and hours of use in the case of machinery.

•	When determining deferred tax, the Company prepares tax projections to determine whether it will effectively incur IETU or ISR, which it then uses as the basis for calculating deferred taxes. The Company has noted that certain subsidiaries will only incur ISR, while others will only incur IETU; it has therefore recognized deferred taxes by using the basis applicable for each legal entity.

•	The Company values and recognizes derivatives at fair value, regardless of the purpose for holding them. Its bases fair value on market prices for derivatives traded in recognized markets. If no active market exists, the derivative instrument is valued using the valuations of counterparties (valuation agents) verified by a price provider authorized by the National Registry of Securities (Registro Nacional de Valores). These valuations are based on methodologies recognized in the financial sector and are supported by sufficient and reliable information. Note 20 contains a description of the techniques and methods utilized to value derivative financial instruments.

•	To determine certain provisions, the Company uses factors related to lead times for construction contracts and production volume, as well as hours of use for owned and leased machinery.

•	The Company is subject to transactions or contingent events over which professional judgment is exercised in developing estimates of probability of occurrence of probable outflows associated with adverse outcomes. The factors considered in these estimates are the legal merits of the case, as substantiated by the opinion of the Company’s legal advisors.

Although these estimates were made based on the best information available at December 31, 2011, it is possible that events may take place in the future that will require their modification (increases or decreases) in subsequent years, which such modification would be made prospectively in the Company’s consolidated financial statements.

7.	Cash and cash equivalents

For purpose of the cash flow statement, cash and cash equivalents include cash on hand and held in bank accounts as well as investments in money market instruments.

a.	Cash and cash equivalents at each period as shown in the statement of cash flows, related items in the statement of financial position as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Cash	Ps. 1,913,512	Ps. 817,030	Ps. 889,394
Cash equivalents:
Bank paper	1,449,687	893,989	780,597
Government securities	433,478	68,296	181,850
Commercial paper	689,417	813,800	334,252
Bank certificates of deposits	—	—	59,224
Other	358,871	382,269	432,264

Total cash and equivalents (1)	Ps. 4,844,965	Ps. 2,975,384	Ps. 2,677,581

b.	Restricted cash and cash equivalents are as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Cash	Ps. 5,973,082	Ps. 1,237,181	Ps. 1,405,424
Government securities	4,774	160,191	127,766
Other	76,893	146,206	299,896

Total (1)	6,054,749	1,543,578	1,833,086
Long-term	81,667	142,488	413,514

Short-term	Ps. 5,973,082	Ps. 1,401,090	Ps. 1,419,572

(1)	At December 31, 2011 and 2010 and January 1, 2010 the total cash, cash equivalents and restricted are Ps.10,899 million, Ps.4,519 million and Ps.4,511 million, respectively.

Restricted cash is composed principally by trusts that have been created to administer the amounts received from tolls and other related services generated by the concessions, which guarantee and are primarily utilized to pay the debt contracted and the maintenance of the concessions. At December 31, 2011, Ps.4,838 million of restricted cash corresponds to the funds recdeived from the placement of bond securities in an Issuer Trust mentioned in Note 21, that are administered by the issuing trust and will be used to build infrastructure in the preoperating stage.

8.	Customers

a.	At December 31, 2011, 2010 and January 1, 2010, the balance of short-term customers is as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Billings on contracts (1)	Ps. 14,654,044	Ps. 2,166,158	Ps. 2,998,809
Retained billings on contracts	115,261	79,486	116,913
Guarantee deposits	32,735	75,005	136,271
Notes receivable	1,022,397	586,040	1,184,248
Less: advanced payments received on contracts	(2,409)	(2,408)	—
Less: allowance for doubtful accounts	(1,100,391)	(598,023)	(292,468)

	14,721,637	2,306,258	4,143,773
Cost and estimated earnings in excess of billings on uncompleted contracts(1)	11,740,957	6,375,174	4,208,591

Total customer receivables from sales and services	Ps. 26,462,594	Ps. 8,681,432	Ps. 8,352,364

(1)	As of December 31, 2011, the balance of billings on contracts and cost and estimated earnings in excess of billings on uncompleted contracts included Ps.12,931 million and Ps.1,109 million, respectively, due from the La Yesca Hydroelectric Project. In conformity with the financed public works mixed-price contract executed with the Comisión Federal de Electricidad (“CFE”), the consideration will be settled in one lump sum upon completion of the construction, which is expected to occur at the end of 2012. The contract receivables and the cost and estimated earnings in excess of billings on uncompleted contracts bear annual interest at an average 5.24% rate. Until December 31, 2010, the balance of both accounts was classified as long-term in the consolidated statement of financial position.

Customer receivables disclosed above are classified as loans and receivables and are therefore measured at amortised cost.

No interest is charged on current customer receivables. The Company has recognized an allowance for doubtful accounts of Ps. 1,413 million which represents unrecoverable determined based on historical default experience of the counterparty and an analysis of the counterparty’s current financial position. Except for the customers as mentioned in Note 35, no other customer represents more than 5% of the total balance of accounts receivable.

Customer receivables include amounts (see below for aging analysis) that are past due at the end of the reporting period but against which the Company has not recognized an allowance for doubtful accounts because there has not been a significant change in credit quality of the counterparty and the amounts are still considered recoverable. The Company does not hold any collateral or other credit enhancements over these balances nor does it have a legal right of offset against any amounts owed by the Company to the counterparty.

ICA’s principal customers are concentrated in the construction segment and represent 62% and 60% of total consolidated revenues for the years ended December 31, 2011 and 2010, respectively. See Note 35.

The management of accounts receivable and the determination of the need for a reserve is carried out by each individual entity that forms part of the consolidated financial statements, as each entity has more thorough knowledge of the financial situation and relationship with each of its customers. However, in each of the Company’s lines of business, certain guidelines exist regarding specific characteristics that each customer must possess depending on the nature of the line of business. With respect to the Company’s construction business, accounts receivable from the government are not estimated to have collection problems that may be relevant, and international activity is carried out primarily with public authorities in each country, which reduces the possibility of incurring a significant insolvency.

In industrial construction, the most significant contracts correspond to the private sector, to which a maximum risk level of risk is assigned and collection conditions and terms are established based on the credit profile of the customer analyzed at the beginning of the customer relationship based on the magnitude of the specific project. For foreign private clients, the Company’s policy is to generally require payments in advance at the start of the project and routine collections on a short-term basis to allow positive working capital management.

b.	Aging of past due but not impaired

	December 31, 2011		December 31, 2010		January 1, 2010
Up to 120 days	Ps.	2,308,300	Ps.	1,841,042	Ps.	3,401,902
120 to 360 days		283,320		677,708		434,961

Total	Ps.	2,591,620	Ps.	2,518,750	Ps.	3,836,863

Average age (days)		31		39		65

c.	The balance of long-term customers is as follows:

	December 31, 2011		December 31, 2010		January 1, 2010
Billings on contracts (1)(2)	Ps.	5,965,734	Ps.	11,433,177	Ps.	6,614,752
Notes receivable		791,295		953,097		986,982
Allowance for doubtful accounts		(313,077)		(56,473)		(52,088)

		6,443,952		12,329,801		7,549,646
Cost and estimated earnings in excess of billings on uncompleted contracts (1)		1,792,324		2,342,907		2,378,619

	Ps.	8,236,276	Ps.	14,672,708	Ps.	9,928,265

(1)	As of December 31, 2010, billings on contracts and cost and estimated earnings in excess of billings included Ps.7,881 million and Ps.1,292 million, respectively, due from the La Yesca Hydroelectric Project, and Ps.5,155 million and Ps.969 million, respectively, as of January 1, 2010. In conformity with contract executed with the CFE, completion of construction and collection of the outstanding amounts is expected to be in 2012. Therefore, at December 31, 2011, the balance of both accounts is presented within current customer receivables in the consoldiated statement of financial position.
(2)	As of December 31, 2011 and 2010 and January 1, 2010, the non-current balance of customers includes Ps.7,417 million, Ps.4,117 million and Ps.2,522 million (of both contract receivables and costs and estimated earnings in excess of billings), respectively, of Viabilis Infraestructura, S.A.P.I, de C.V., a subsidiary of ICA, which has executed a contract for the construction of Río de los Remedios-Ecatepec Highway with Sistema de Autopistas, Aeropuertos, Servicios Conexos y Auxiliares del Estado de México (“SAASCAEM”). The payment and the return on investment, as well as the total financing and investment settlement guarantee, will be based on toll revenue made by the trust created for such purposes. Collection will be made at the time the investment plus an internal rate of return of 10% is earned, which is expected to be within an estimated 30-year term.

The allowance for doubtful accounts, considering both current and long term is:

	December 31, 2011			December 31, 2010		January 1, 2010
Billings on contracts	Ps.	829,324		Ps.	364,543	Ps.	223,359
Trade receivable(1)		271,067			233,480		69,109
Notes receivable		313,077			56,473		52,088

	Ps.	1,413,468	(2)	Ps.	654,496	Ps.	344,556

(1)	In 2010, GACN increased its allowance for doubtful accounts by Ps.174 million, of which Ps.143 million have been recorded for the suspension of operations of Grupo Mexicana. This allowance includes Ps. 133 million of the Airport Usage Rate (“TUA”), Ps.7 million of airport services, and Ps.3 million of other services.
(2)	At December 31, 2011, accounts receivable impaired represent customers with overdue balances older than 360 days and correspond mainly to the construction and airports segments.

The changes in the allowance for doubtful accounts are as follows:

	December 31, 2011		December 31, 2010
Beginning balance	Ps.	654,496	Ps.	344,556
Increase of the period		761,078		350,187
Impairment losses recognized on receivables		(2,106)		—
Impairment losses reversed		—		(40,247)

Ending balance	Ps.	1,413,468	Ps.	654,496

d.	At December 31, 2011, 2010 and January 1, 2010, the balance of cost and estimated earnings in excess of billings on uncompleted contracts is as follows:

		****		****		****		****		****		****		****
	Projects
	La Yesca		Línea 12		Túnel Emisor Oriente		Arco Sur		Río de los Remedios		Other Projects		December 31, 2011
Costs incurred on uncompleted contracts	Ps.	12,418,141		Ps. 11,491,351		Ps. 2,926,096		Ps. 1,928,004		Ps. 6,721,680		Ps. 35,091,553		Ps. 70,576,825
Estimated earnings		333,599		249,387		533,832		290,342		695,600		4,710,776		6,813,536
Losses incurred		—		—		—		—		—		(387,680)		(387,680)

Recognized revenue		12,751,740		11,740,738		3,459,928		2,218,346		7,417,280		39,414,649		77,002,681
Less: billings to date		11,642,276		8,532,636		2,290,955		1,004,868		5,643,248		34,355,417		63,469,400

Total cost and estimated earnings in excess of billings on uncompleted contracts		1,109,464		3,208,102		1,168,973		1,213,478		1,774,032		5,059,232		13,533,281
Less:
Non—current cost and estimated earnings in excess of billings on uncompleted contracts		—		—		—		—		1,774,032		18,292		1,792,324

Current cost and estimated earnings in excess of billings on uncompleted contracts	Ps.	1,109,464	Ps.	3,208,102	Ps.	1,168,973	Ps.	1,213,478	Ps.	—	Ps.	5,040,940	Ps.	11,740,957

	Projects
	La Yesca		Línea 12		Túnel Emisor Oriente		Río de los Remedios		Minatitlán		Other Projects		December 31, 2010
Costs incurred on uncompleted contracts	Ps.	9,194,311	Ps.	6,840,620	Ps.	962,678	Ps.	3,927,037	Ps.	6,108,833	Ps.	38,497,116	Ps.	65,530,595
Estimated earnings		284,658		794,127		169,885		190,334		670,707		1,133,453		3,243,164
Losses incurred		—		—		—		—		—		(779,374)		(779,374)

Recognized revenue		9,478,969		7,634,747		1,132,563		4,117,371		6,779,540		38,851,195		67,994,385
Less: billings to date		8,186,518		5,509,429		867,971		3,083,304		6,375,282		35,253,800		59,276,304

Total cost and estimated earnings in excess of billings on uncompleted contracts		1,292,451		2,125,318		264,592		1,034,067		404,258		3,597,395		8,718,081
Less:
Non—current cost and estimated earnings in excess of billings on uncompleted contracts		1,292,451		—		—		1,034,067		—		16,389		2,342,907

Current cost and estimated earnings in excess of billings on uncompleted contracts	Ps.	—	Ps.	2,125,318	Ps.	264,592	Ps.	—	Ps.	404,258	Ps.	3,581,006	Ps.	6,375,174

	Projects
	La Yesca		Línea 12		Túnel Emisor Oriente		Rio de los Remedios		Minatitlán		Other Projects		January 1, 2010
Costs incurred on uncompleted contracts	Ps.	5,839,202	Ps.	2,386,369	Ps.	495,176	Ps.	2,482,013	Ps.	5,574,571	Ps.	39,359,134	Ps.	56,136,465
Estimated earnings		180,584		198,151		116,628		39,833		569,708		3,024,751		4,129,655
Losses incurred		—		—		—		—		—		(474,323)		(474,323)

Recognized revenue		6,019,786		2,584,520		611,804		2,521,846		6,144,279		41,909,562		59,791,797
Less: billings to date		5,050,626		2,353,177		110,060		1,802,010		5,683,146		38,205,568		53,204,587

Total cost and estimated earnings in excess of billings on uncompleted contracts		969,160		231,343		501,744		719,836		461,133		3,703,994		6,587,210
Less:
Non—current cost and estimated earnings in excess of billings on uncompleted contracts		969,160		—		—		719,836		—		689,623		2,378,619

Current cost and estimated earnings in excess of billings on uncompleted contracts	Ps.	—	Ps.	231,343	Ps.	501,744	Ps.	—	Ps.	461,133	Ps.	3,014,371	Ps.	4,208,591

9.	Construction backlog

A reconciliation of backlog representing executed construction contracts at December 31, 2011, 2010 and January 1, 2010, is as follows:

	Civil Construction		Industrial Construction		Total
Balance at January 1, 2010	Ps.	28,413,273	Ps.	6,319,854	Ps.	34,733,127

New contracts and changes 2010		21,878,719		6,536,735		28,415,454
Less: construction revenue earned 2010		23,448,423		4,401,358		27,849,781

Balance at December 31, 2010		26,843,569		8,455,231		35,298,800

New contracts and changes 2011		30,069,758		3,869,963		33,939,721
Less: construction revenue earned 2011		28,709,901		5,210,482		33,920,383

Balance at December 31, 2011	Ps	28,203,426	Ps	7,114,712	Ps.	35,318,138

From January 1 to March 14, 2012 the Company entered into contracts totaling Ps.3,633 million, which correspond to the Civil Construction and Industrial Construction segments.

10.	Inventories

Inventories are as follows

	December 31, 2011		December 31, 2010		January 1, 2010
Raw materials and materials	Ps.	909,471	Ps.	600,496	Ps.	628,512
Parts, accessories and other		172,511		225,941		77,813
Allowance for obsolete inventories		(4,674)		(10,794)		(26,968)

	Ps.	1,077,308	Ps.	815,643	Ps.	679,357

The changes in the allowance for obsolete inventory are as follows:

	December 31, 2011		December 31, 2010
Beginning balance	Ps.	10,794	Ps.	26,968
Uses		(6,120)		(16,174)

Ending balance	Ps.	4,674	Ps.	10,794

11.	Real estate inventories

a.	Short-term real estate inventories consist of the following:

	December 31, 2011		December 31, 2010		January 1, 2010
Land held for future development	Ps	1,345,875	Ps	945,336	Ps	1,165,479
Land under development		1,040,591		1,227,687		1,347,239
Construction in-progress		2,499,386		2,052,759		1,821,880
Real estate held for sale		82,916		124,128		192,699
Tourism and real estate projects		1,733,959		1,465,437		—
Vertical projects		1,582,785		1,522,898		768,537

		8,285,512		7,338,245		5,295,834
Less:
Long-term		4,517,614		3,218,830		2,821,949

Short-term real estate	Ps	3,767,898	Ps	4,119,415	Ps	2,473,885

Capitalized financing costs are Ps.68 million, Ps.102 million and Ps.274 million, as of December 31, 2011, 2010 and January 1, 2010, respectively.

Historically, impairment has never been recognized regarding the inventory in this sector.

b.	The movement of the period in the statements of financial position at December 31, 2011 and 2010 and January 1, 2010 is as follows:

CONCEPT	Horizontal		Vertical		Total
Balance at January 1, 2010	Ps.	4,416,720	Ps.	879,114	Ps.	5,295,834
Additions		1,685,481		2,884,853		4,570,334
Application to cost		(2,066,442)		(305,483)		(2,371,925)
Transferred		—		(78,115)		(78,115)
Disposal		—		(79,455)		(79,455)
Effect of foreign currency		—		1,572		1,572

Balance at December 31, 2010		4,035,759		3,302,486		7,338,245
Additions		1,788,321		1,525,609		3,313,930
Application to cost		(1,775,745)		(533,918)		(2,309,663)
Transferred		(10,867)		(43,931)		(54,798)
Disposal		—		(51,977)		(51,977)
Effect of foreign currency		—		49,775		49,775

Balance at December 31, 2011	Ps.	4,037,468	Ps.	4,248,044	Ps.	8,285,512

At December 31, 2011 and 2010 and 1 January 2010, certain real estate inventory valued at Ps. 873 million, Ps.878 million and Ps.967 million, respectively, are pledged as collateral for loans outstanding totalling Ps.1.937 million, Ps.1.759 and Ps.1.293 million at December 31, 2011, 2010 and January 1, 2010, respectively. See Note 21.

At December 31, 2011 and 2010, and January 1, 2010, the main investment in real estate inventory corresponds to horizontal housing developments, amounting to Ps.4,037, Ps.4,035 and Ps.4.,416, million pesos, respectively.

As mentioned in Note 24, in December 2010, ICA activated the mechanism in a trust established to guarantee receivables owed to ICA from the Esmeralda Resort Project of Ps.1,447 million (including interest), by which ICA awarded itself the current buildings under construction, golf course, and land of over 289 hectares in a first level beach area as payment on the overdue receivables. As of December 31, 2010, these assets had been classified as current and non-current real estate inventories of Ps.522 and Ps.925 million, respectively. During 2011, ICA received an additional payment in the amount of Ps.151.5 million, paid in-kind with land, thus reducing the receivable owed to ICA from PER.

To date, there have been no signs of deterioration in real estate inventories.

12.	Other receivables

	December 31, 2011		December 31, 2010		January 1, 2010
Sundry debtors	Ps.	525,220	Ps.	310,704	Ps.	624,235
Notes receivable		185,689		73,310		74,420
Guarantee deposits		219,183		117,980		97,453
Financial assets from concessions		13,982		274,940		93,701
Recoverable taxes		1,055,950		1,134,416		552,116
Amounts receivable from related parties		1,498,253		792,195		769,532
Others		41,704		32,066		19,241
Allowance for doubtful accounts		(26,030)		(38,944)		(33,939)

	Ps.	3,513,951	Ps.	2,696,667	Ps.	2,196,759

13.	Investment in concessions

a.	The classification and integration of investment in concessions is as follows:

Financial asset:

	Date of	Ownership Percentage		Balance as of
Description of Project	Concession Agreement	2011	2010	December 31, 2011		December 31, 2010		January 1, 2010
Water treatment plant in Cd. Acuña (1) (4)	September 1998	100%	100%	Ps.	226,439	Ps.	267,485	Ps.	262,050
Irapuato—La Piedad Highway (1) (7)	August 2005	—	100%		—		697,825		710,759
Querétaro—Irapuato Highway (1) (7)	June 2006	—	100%		—		571,581		476,601
Acueducto II Querétaro – Water supply (1) (2) (3)	May 2007	42%	42%		612,441		611,086		528,551
Nuevo Necaxa—Tihuatlán Highway (1) (2)	June 2007	50%	50%		1,970,911		1,261,360		550,469
Río Verde—Cd. Valles Highway (1)	July 2007	100%	100%		2,352,062		1,516,701		980,304
San Luis Potosí, El Realito, Water supply(1) (2)	July 2009	51%	51%		93,971		3,785		755
PTAR Wastewater Agua Prieta(2)	September 2009	50%	50%		487,154		—		—
Mitla Tehuantepec Highway (1)	June 2010	100%	—		3,906		593		—
Social infrastructure Sarre,	December 2010	100%	100%		1,288,366		—		—
Social infrastructure Pápagos,	December 2010	100%	100%		1,467,210		—		—

					8,502,460		4,930,416		3,509,489
Total short-term financial assets					13,982		274,940		93,701

Total long-term financial assets					8,488,478		4,655,476		3,415,788

Intangible asset:
Kantunil—Cancun Highway	October 1990	100%	100%		2,309,172		2,426,706		2,586,266
Acapulco Tunnel	May 1994	100%	100%		848,253		870,810		894,361
Corredor Sur in Panamá(6)	August 1996	—	100%		—		2,007,152		2,178,894
Water treatment plant in Cd. Acuña(1) (4)	September 1998	100%	100%		35,750		39,722		42,705
North Central Airport Group	November 1998	59%	59%		7,051,236		6,901,100		6,758,592
Irapuato—La Piedad Highway(1) (7)	August 2005	—	100%		—		94,609		99,273
Querétaro—Irapuato Highway (1) (7)	June 2006	—	100%		—		2,052,493		1,394,908
Acueducto II Querétaro – Water supply(1) (2) (3)	May 2007	42%	42%		620,430		607,175		378,985
Nuevo Necaxa—Tihuatlán Highway(1) (2)	June 2007	50%	50%		840,878		536,785		232,118
Rio Verde—Cd. Valles Highway (1)	July 2007	100%	100%		1,210,998		773,381		461,612
Parking lots – Perú (2)	September 2008	50%	50%		121,294		92,013		12,200
Libramiento La Piedad, Highway	January 2009	100%	100%		1,672,312		968,077		361,210
San Luis Potosí, El Realito, Water supply (1) (2)	July 2009	51%	51%		57,032		2,028		430
Agua Prieta , Water treatment plant (2)	September 2009	50%	50%		—		1,213
Mitla Tehuantepec Highway (1)	June 2010	100%	—		785		121		—

Total intangible assets				Ps.	14,768,140	Ps.	17,373,385	Ps.	15,401,554

Investment in associated companies:

		Ownership Percentage		Balance as of
Investment	Acquired since	2011	2010	December 31, 2011		December 31, 2010		January 1, 2010
Autopistas Concesionadas del Altiplano, S.A. de C.V. (5)	September 1991	—	19.38%		—		146,127		31,822
Red de Carreteras de Occidente, S.A.P.I.B. de C.V.	October 2007	18.70%	13.63%		4,537,867		2,547,194		2,799,142
Distribuidor Vial San Jerónimo Muyuguarda	December 2010	30%	30%		392,768		—		—
Proactiva Medio Ambiente México, S.A. de C.V.	Various	49.00%	49.00%		533,767		521,138		485,104
Other	Various	—	—		21,161		24,296		19,367

Total investment in associated companies					5,485,563		3,238,755		3,335,435

Total				Ps.	28,742,181	Ps.	25,267,616	Ps.	22,152,777

(1)	Combination of both financial and intangible assets.
(2)	Proportionately consolidated.
(3)	Includes 5% indirect participation.
(4)	During 2009, partially renegotiated which such portion represents an intangible asset.
(5)	In December 2010, this associated company sold its concession asset obtaining a profit of Ps.609 million, of which Ps.120 million belongs to the Company.
(6)	This concesion was sold to the Government of Panama in September 2011, see Note 3.
(7)	Concessions were sold to RCO in September 2011, see Note 4.h

b.	For the years ended December 31, 2011 and 2010, the Company recognized construction costs and related revenues in exchange for a financial asset, an intangible asset or a combination of both, in relation to construction on its concessions for Ps.1,768 million and Ps.1,459 million, respectively.

c.	The changes in investment in concessions in the consolidated statement of financial position at December 31, 2011 and 2010 and January 1, 2010 were as follows:

	Cost		Amortization		Net
Balance at January 1, 2010	Ps.	16,675,086	Ps.	(1,273,532)	Ps.	15,401,554
Acquisition or increases		2,580,374		—		2,580,374
Decreases		(40,387)		—		(40,387)
Amortization		—		(313,279)		(313,279)
Transferred		(128,452)		—		(128,452)
Translation effects		(126,425)		—		(126,425)

Balance at December 31, 2010		18,960,196		(1,586,811)		17,373,385

Acquisition or increases		1,948,908		—		1,948,908
Sales		(5,758,715)		1,738,193		(4,020,522)
Decreases		(17,329)		—		(17,329)
Amortization		—		(528,027)		(528,027)
Translation effects		11,725		—		11,725

Balance at December 31, 2011	Ps.	15,144,785	Ps.	(376,645)	Ps.	14,768,140

d.	An analysis of the concessions classified as intangible assets is as follows:

	December 31, 2011		December 31, 2010		January 1, 2010
Projects completed and in operation:
Construction cost	Ps.	3,180,900	Ps.	8,103,411	Ps.	7,756,104
Rights to use airport facilities		5,479,205		5,519,257		5,559,306
Improvements in concessioned assets		2,987,488		2,663,609		2,249,636
Financing costs capitalized		(28,124)		(3,292)		17,944
Government grants		—		(135,910)		(111,615)
Accumulated amortization		(1,569,166)		(2,903,705)		(2,801,573)

		10,050,303		13,243,370		12,669,802
Construction in-progress:
Construction cost		5,148,782		4,130,015		2,731,752
Government grants		(430,945)		—		—

	Ps.	14,768,140	Ps.	17,373,385	Ps.	15,401,554

e.	Government grants that have been amortized to results in the year 2011 and 2010, classified within cost of concessions in the consolidated statements of comprehensive income amounted to Ps.845 million and Ps.69 million, respectively.
f.	Related interest income corresponding to concessions classified as financial assets was $1,062 million and $634 million for the years ended December 31, 2011 and 2010, respectively, which is classified within revenues in the accompanying statement of comprehensive income.
g.	Below is a description of the primary concessions held by the subsidiaries of the Company:

Grupo Aeroportuario Centro Norte (GACN)

GACN is engaged in administration, operation and, when applicable, construction of airports under the concession granted by the Mexican Federal Government through the Communications and Transportation Ministry (“SCT”) for a 50-year period beginning on November 1, 1998. As these airports are state-owned, after the termination of the concession period, any improvements and additional installations permanently attached to the concessioned assets and created during the concession period will revert to the state. The concessioned airports are: Acapulco International Airport, Ciudad Juárez International Airport, Culiacán International Airport, Chihuahua International Airport, Durango International Airport, Mazatlán International Airport, Monterrey International Airport, Reynosa International Aiport, San Luis Potosí International Airport, Tampico International Airport, Torreón International Airport, Zacatecas International Airport and Zihuatanejo International Airport.

GACN is obligated to make investments in and perform improvements to concessioned assets according to the five-year Management Development Program (“MDP”). The total amount is Ps.2,745 million, based on December 2009 values and Ps.3,144 based on December 2011 values (as the SCT considers the effects of inflation on the required investment amounts) and represents the investment for the period from 2011 to 2015. At December 31, 2011, the remaining amount to be invested by the Company is Ps.2,625 million is as follows:

Year	Amount
2012	Ps.	638,050
2013		831,842
2014		782,400
2015		373,168

	Ps.	2,625,460

At December 31, 2010, the remaining required MDP amount to be invested for the 2005-2010 was Ps.220 million which corresponded to checked baggage systems and was concluded during 2011.

Acapulco Tunnel (“TUCA”)

In May 1994, the Government of the State of Guerrero (the “State Government”) granted, to one of the Company’s subsidiaries, a 25-year concession for the construction, operation and maintenance of a 2.947, kilometer tunnel connecting Acapulco and Las Cruces. The concession term started in June 1994. In November 2002, the Congress of the State Government of Guerrero approved the extension of the concession term by 15 years because the actual volume of usage was lower than the amount foreseen by the terms of the concession agreement.

Toll revenues provided by this concession guarantee a long-term debt agreement which matures over 25 years (see Note 21).

Irapuato—La Piedad—Highway (“CONIPSA”)

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

Toll revenues provided by this concession guaranteed a long-term debt agreement with maturity in November 2019 (see Note 21)

In September 2011, the company sold its shares of CONIPSA to RCO, associated company, and thereby transferred the PPS to RCO; at December 31, 2011, the concession is recognized through recognition of RCO through the equity method (see paragraph g below).

Querétaro – Irapuato—Highway (“COVIQSA”)

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

At December 31, 2010, accumulated financing cost amounted to Ps.213 million. The annual average capitalization rate was 17% in the year 2010.

In September 2011, the company sold its shares of COVIQSA to RCO, associated company, and thereby transferred the PPS to RCO; at December 31, 2011, the concession is recognized through recognition of RCO through the equity method (see paragraph g below).

Nuevo Necaxa-Tihuatlán Highway (“AUNETI”)

In June 2007, the SCT granted a 30-year concession for: (i) construction, operation, maintenance and conservation of the Nuevo Necaxa — Ávila Camacho highway of 36.6 kilometers; (ii) operation, maintenance and conservation of the Ávila Camacho — Tihuatlán highway of 48.1 kilometers; and (iii) long-term service contract for the Nuevo Necaxa — Ávila Camacho highway capacity service.

At December 31, 2011 and 2010 and January 1, 2010, accumulated financing cost amounted to Ps.485 million, Ps.247 million and Ps.106 million, respectively. The annual average capitalization rate was 11.67%, 18.7% and 23.29%.

Río Verde—Ciudad Valles Highway (“RVCV”)

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

At December 31, 2011 and 2010, and January 1, 2010, accumulated financing cost amounted to Ps.622 million, Ps.345 million, and Ps.145 million, respectively. The annual average capitalization rate was 12.49%, 15.71% and 13.31%, respectively.

Acueducto II Water System in Queretaro (“SAQSA”)

Suministro de Agua de Querétaro, S.A. de C.V. was created on May, 2007, for the purpose of rendering water pipeline and purification services for the Acueducto II System. In May 2007, SAQSA signed the concession contract to provide the pipeline and purification service for the Acueducto II system, together with the respective operation and maintenance, to carry water from the El Infiernillo source on the Rio Moctezuma. The project includes the construction of a collection reservoir, two pumping plants, a tunnel 4,840 meters long through the mountain and an 84 kilometer section downwards, a purification plant and a storage tank. This system will supply 50 million of cubic meters of drinking water a year, equal to 75% of the current supply of water for the metropolitan zone of Querétaro. The Acueducto began operations in February 2011.

At December 31, 2011 and 2010 and January 1, 2010, accumulated financing cost amounted to Ps.254 million, Ps.161 million and Ps.80 million, respectively. The annual average capitalization rate was 15.36%, 14.03% and 14.23%, respectively.

Kantunil- Cancún Highway

In March 2008, ICA acquired 100% of the stock of Consorcio del Mayab, S.A. de C.V., which holds the concession Kantunil- Cancun.

The concession was granted in 1990 to construct, operatet, and maintain the 241.5 kilometer highway that connects those cities in the states of Yucatán and Quintana Roo, respectively. The term of the concession is for 30 years and expires in December 2020.

During the third quarter of 2011, the Company signed an amendment to the concession which adds to the terms of the concession the construction, operation, conservation and maintenance of an additional 54 kilometers related to the Kantunil-Cancun highway to Playa del Carmen. This additiona highway project will connect Lazaro Cardenas with the Playa del Carmen municipality, which would be a branch of the toll road from Cancun to Merida. It is estimated that the additional 54 kilometers, which begain construction in January 2012, will have two phases: 7 km into the municipality of Solidaridad (Playa del Carmen) and another 47 kilometers into Lazaro Cardenas, which will have two lanes, one for each direction of 3.5 meters each with a width of 2.5 meters; with a right of way of 40 meters and a maximum speed of 110 kilometers per hour. The first section, called Cedral-Tintal, will be starting at the Trunk Cedral junction, which connects with Highway Kantunil ín in the town of Lazaro Cardenas, bound for Playa del Carmen; while the beginning of the branch-Playa del Carmen Tintal be built in the second grade-separated junction- called Tintal junction-, that the project will also connect with the toll road Mérida-Cancún. The term of the concession is extended 30 years, terminating in 2050.

In early 2012, the Company requested the extension of the concession to connect the tourist destinations of Playa del Carmen with Chiquilá and Holbox, Lazaro Cardenas, which will connect with the capital of Yucatan in an effort to decrease travel time.

Toll revenues provided by this concession guarantee the redeemable participation certificates that will be amortized over a 17-year period (see Note 21).

Libramiento La Piedad Highway (“LIPSA”)

In March 2009, the SCT granted to the Company’s subsidiary, Libramiento ICA La Piedad, S.A. de C.V., the concession to construct, operate, conserve and maintain the Libramiento de La Piedad (La Piedad Bypass), which is 21.388 km long. The concession is for 30 years and includes the modernization of the federal highways 110 and 90, for a length of 38.8 km and 7.32 km, respectively, located in the States of Guanajuato and Michoacán. The Libramiento de La Piedad will form part of the major junction joining the highway corridors of Mexico City-Nogales and Querétaro-Ciudad Juárez and will free the city of La Piedad from the long-haul traffic moving between the Bajío region and Western Mexico. The construction period under the original plan was 22 months to conclude during 2011. However, due to problems related to the delivery of rights of way, the concession was renegotiated and construction is anticipatd to conclude in July 2012.

At December 31, 2011 and 2010, accumulated financing cost amounted to Ps.74 million and Ps.25 million, respectively. The annual average capitalization rate was 13.24% and 10.61%, respectively.

Mitla- Tehuantepec Highway

In June 2010, the SCT executed agreements for the construction and operation of the Mitla- Tehuantepec highway in Oaxaca for the next 20 years, under the PPS program, with the subsidiaries Caminos y Carreteras Del Mayab, S.A.P.I. de C.V. and Controladorra de Operaciones de Infraestructutra, S.A. de C.V. (CONOISA). Construction work is valued at Ps.9,318 million. The project includes the concession for the construction, operation, maintenance and expansion, as well as the exclusive right to execute the PPS contract with the Federal Government for the 169 kilometers of the Mitla- Entronque Tehuantepec II, Mitla- Santa María Albarradas, and La Chiguiri- Entronque Tehuantepec II highways. The construction work will be performed over an approximate 40-month period.

No financing costs have been capitalized through December 31, 2011.

El Realito Aqueduct

In July 2009, the Comisión Estatal del Agua (the State Water Commission) of San Luis Potosí awarded the rendering of services contract for the construction and operation of the El Realito aqueduct for 25 years to the association led by CONOISA, a subsidiary company, and Fomento de Construcciones y Contratas (“FCC”). The total contract amount is Ps.2,382 million.

At December 31, 2011, accumulated financing cost amounted to Ps.7 million. The annual average capitalization rate was 5.29% for the year 2011.

Agua Prieta Waste Water Treatment Plant

In September 2009, the State Water Commission (Comisión Estatal del Agua) of Jalisco signed a contract with Consorcio Renova Atlatec, (ICA, Renova and Mitsui) for the construction and operation of the Agua Prieta waste water treatment plant for 20 years. The total value of the contract is Ps.2,318 million, through a private and public resource investment scheme from the Fondo Nacional para el Desarrollo de Infraestructura (“FONADIN”).

At December 31, 2011, accumulated financing cost amounted to Ps.3 million. The annual average capitalization rate was 6% for the year 2011.

SARRE y Pápagos—Social infraestructure

On December 27, 2010, the Company executed Servicing Contracts (“CPS”) with the Ministry of Public Security (“Secretary”) of the United Mexican States (“Federal Government”). The purpose of CPS is for Sarre Infraestructura y Servicios, S.A. de C.V. (“Sarre”) and Pápagos Servicios para la Infraestructura, S.A. de C.V. (“Pápagos”), subsidiaries of ICA, to construct and operate social infrastructure and provide to the Federal Government the services associated with infrastructure, under the understanding that at no time the Company will be responsible for those functions and public services that are the sole responsibility of the Federal Government. In accordance with the CPS, the services to be provided by the Company only consist of the construction and maintenance of the infrastructure, and ongoing services related to cleaning, pest control, landscaping, stores, food, laundry and laboratory services. The construction of social infrastructure will be in accordance with the provisions of the contract, amounting to Ps.21,190 million and Ps.21,401, million for Sarre and Papagos, respectively. Construction is expected not to exeed 24 months, with an estimated completion date in August 2012.

Once the social infraestructure is built and accepted by the client, payments under the CPS will begin. The maximum term for the CPS is 20 years beginning when services commence.

At December 31, 2011, accumulated financing cost amounted to Ps.214 million. The annual average capitalization rate was 11% for the year 2011.

h.	Investments in concessions through associated companies are as follows:

Red de Carreteras de Occidente (RCO)

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

As a result of the sale mentioned in Note 4, the Company transferred to RCO the Irapuato-La Piedad highway (non-toll), with a length of 74.3 km, and the Querétaro-Irapuato highway (non-toll), a length of 108 km. located in the states of Guanajuato and Queretaro.

At the end of the concession, the assets subject thereto will revert to the Mexican government.

Condensed financial information of RCO is as follows:

	December 31,		December 31,		January 1,
Statement of financial position:	2011		2010		2010
Current assets	Ps.	3,329,459	Ps.	1,594,383	Ps.	2,200,935
Investment in concession		47,077,420		44,508,994		44,352,585
Other non-current assets		3,848,089		3,169,597		2,249,287
Current liabilities		1,438,584		508,317		651,425
Long-term debt		29,296,986		27,320,336		26,449,890
Other non-current liabilities		3,100,935		2,255,398		1,149,966
Stockholders’ equity		20,418,463		19,188,923		20,551,526

Statement of operations:	Year Ended December 31, 2011		Year Ended December 31, 2010
Revenues	Ps.	3,771,418	Ps.	4,135,987
Operating income		2,068,518		1,516,208
Net loss		(551,874)		(665,941)

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

The long-term credit entered into by RCO includes certain restrictive covenants which bar the acquisition of new bank loans, granting security, assuming obligations for payment of taxes, the sale of fixed assets and other noncurrent assets, making capital reimbursements, and require the maintenance of certain financial ratios. These financial ratios include a certain requirement of total liabilities to stockholders’ equity; current assets to current liabilities; current assets, less the accounts receivable from affiliates, to current liabilities; and operating income plus depreciation to net expenses. As of December 31, 2011 and 2010, RCO has complied with these requirements.

In October 2009, the trust that that was created specifically for investing in the Series B share capital of RCO, placed Ps.6,550 million in Long-Term Infrastructure Development Equity Certificates (CKDes) with Mexican institutional investors. In November 2009, the stockholders of RCO owning the Series A shares made equity contributions of Ps.4,000 million; consequently, the equity percentage held by ICA as of December 31, 2010 was reduced to 13.63%. As a result of the sale of the shares of COVIQSA and CONIPSA mentioned in Note 4, ICA’s participation increased to 18.70%, under which it continues to maintain significant influence.

Proactiva Medio Ambiente México (PMA)

Proactiva Medio Ambiente México (“PMA México”) is a consortium comprised of Constructoras ICA, S.A. de C.V. (“CICASA”) and Proactiva Medio Ambiente, S.A. de C.V. (“Proactiva”), whose principal activities are the operation of water supply distribution, treatment and management systems, as well as the disposal of solid waste to landfill sites, through concessions granted by governmental organizations.

Condensed financial information of PMA is as follows:

Statement of financial position:	December 31, 2011		December 31, 2010		January 1, 2010
Current assets	Ps.	921,042	Ps.	967,197	Ps.	803,915
Investment in concession		893,817		872,537		863,926
Other non-current assets		225,022		263,948		233,591
Current liabilities		364,612		497,556		502,934
Long-term debt		327,027		226,493		144,835
Other non-current liabilities		127,205		180,349		181,184
Stockholders’ equity		1,221,037		1,199,284		1,072,479

Statement of operations:	Year Ended December 31, 2011		Year Ended December 31, 2010
Revenues	Ps.	1,586,606	Ps.	1,417,758
Operating income		230,136		177,380
Net income		147,850		126,805

San Jerónimo- Muyuguarda- Dealer road

On December 17, 2010, the Mexico City Government signed the concession contract for the design, construction, use, development, operation and management of the property identified in the public domain as the Via Peripheral High in the upper Peripheral Manuel Avila Camacho (Anillo Periférico) in the tranche between San Jeronimo avenue and Distribuidor Vial Muyuguarda , with Concesionaria Distribuidor Vial San Jerónimo Muyuguarda, S.A. de C.V, a consortium formed by Promotora del Desarrollo de América Latina, S.A. de C.V. and Controladora de Operaciones de Infraestructura, S.A. de C.V. The concession contract has a term of 30 years.

Atotonilco—Waste Water Treatment Plant

This is a consortium comprised of Promotora del Desarrollo de América Latina, S.A. de C.V., as project leader with 40.8%, Acciona Agua, S.A. with 24.26%, Atlatec, S.A. de C.V. (a subsidiary of Mitsui & Co., Ltd.) with 24.26% , CONOISA with 10.2%, and other minority partners; in January 2010 it executed a contract with the National Water Commission (Comisión Nacional del Agua) (“CONAGUA”), for the construction and operation of the Atotonilco waste water treatment plant (“PTAR”) in Tula, Hidalgo. The total contract value is Ps.9,300 million and the term is for 25 years.

14.	Property, plant and equipment

Property, plant and equipment consist of the following:

	December 31, 2011		December 31, 2010		January 1, 2010
Cost	Ps.	6,686,947	Ps.	6,228,897	Ps.	6,219,741
Accumulated depreciation		(2,121,211)		(1,970,787)		(1,932,618)

	Ps.	4,565,736	Ps.	4,258,110	Ps.	4,287,123

Land	Ps.	2,394,193	Ps.	2,332,262	Ps.	2,207,327
Buildings		827,031		828,026		536,908
Machinery and operating equipment		713,392		701,483		709,749
Furniture, office equipment and vehicles		338,275		242,799		198,540
Machinery and equipment under lease		147,168		12,841		24,364
Machinery and equipment in-transit		19,148		77,290		297,652
Construction in-process		126,529		63,409		312,583

	Ps.	4,565,736	Ps.	4,258,110	Ps.	4,287,123

Cost	Land		Buildings		Machinery and operating equipment		Furniture, office equipment and vehicles		Machinery and equipment under lease		Machinery and equipment in-transit		Construction in-process		Total
Balances at January 1, 2010	Ps.	2,207,327	Ps.	729,652	Ps.	2,109,492	Ps.	484,824	Ps.	78,211	Ps.	297,652	Ps.	312,583	Ps.	6,219,741
Additions		99,035		24,961		465,093		117,154		—		—		36,974		743,217
Disposals		—		(38,191)		(593,108)		(68,328)		—		—		—		(699,627)
Transfers		31,638		381,338		152,865		17,225		(834)		(220,362)		(286,128)		75,742
Others		(5,738)		(8,805)		(91,595)		(4,018)		—		—		(20)		(110,176)

Balance at December 31, 2010		2,332,262		1,088,955		2,042,747		546,857		77,377		77,290		63,409		6,228,897

Additions		40,547		44,925		247,767		182,570		74,335		—		63,535		653,679
Disposals		(136)		(407)		(207,391)		(31,112)		(286)		—		—		(239,332)
Transfers		11,553		(11,421)		29,557		(44,473)		1,127		(58,142)		—		(71,799)
Others		9,967		20,665		74,095		11,190		—		—		(415)		115,502

Balance at December 31, 2011	Ps.	2,394,193	Ps.	1,142,717	Ps.	2,186,775	Ps.	665,032	Ps.	152,553	Ps.	19,148	Ps.	126,529	Ps.	6,686,947

Accumulated depreciation	Land		Buildings		Machinery and equipment		Furniture, office equipment and vehicles		Machinery and equipment under lease		Machinery and equipment in- transit		Construction in-process		Total
Balances at January 1, 2010	Ps.	—	Ps.	192,744	Ps.	1,399,743	Ps.	286,284	Ps.	53,847	Ps.	-	Ps.	—	Ps.	1,932,618
Elimination on sale of assets		—		(74)		(244,299)		(67,616)		—		—		—		(311,989)
Depreciation expense		—		87,442		215,644		73,971		10,689		—		—		387,746
Transfers		—		(16,055)		(29,824)		14,635		—		—		—		(31,244)
Others		—		(3,128)		—		(3,216)		—		—		—		(6,344)

Balance at December 31, 2010		—		260,929		1,341,264		304,058		64,536		—		—		1,970,787

Elimination sale of assets		—		—		(85,981)		(25,451)		(286)		—		—		(111,718)
Depreciation expense		—		44,274		140,151		76,423		1,005		—		—		261,853
Transfers				(1,346)		18,894		(37,499)		(59,870)		—		—		(79,821)
Others		—		11,829		59,055		9,226		—		—		—		80,110

Balance at December 31, 2011	Ps.	—	Ps.	315,686	Ps.	1,473,383	Ps.	326,757	Ps.	5,385	Ps.	—	Ps.	—	Ps.	2,121,211

As of December 31, 2011 no significant differences exist between the fair value and carrying amount of property, plant and equipment.

Assets pledged as security

Machinery and equipment with a carrying amount of Ps.490 million have been pledged as security for bank loans. The Company is not allowed to pledge these assets as security for other borrowings or to sell them to another entity.

In addition, the Company’s obligations under finance leases (see Note 19) are secured by the lessors’ title to the leased assets, which have a carrying amount of Ps.193 million, Ps.72 million and Ps.86 million at December 31, 2011 and 2010 and January 1, 2010, respectively.

15.	Other assets

Other assets are comprised of the following:

	December 31, 2011		December 31, 2010		January 1, 2010
Goodwill	Ps.	155,008	Ps.	158,791	Ps.	116,950
Investment in associated companies (1)		193,893		121,271		82,952

Total	Ps.	348,901	Ps.	280,062	Ps.	199,902

(1)	These investments in associates are different from those included in Note 13. Condensed financial information has been exluded due to immateriality

16.	Notes payable

Notes payable consist of the following:

	December 31, 2011		December 31, 2010		January 1, 2010
Notes payable to banks	Ps.	4,888,849	Ps.	3,109,843	Ps.	2,789,196
Notes payable to banks denominated in U.S. dollars		360,592		1,021,355		774,965
Other denominations (principally euros)		576,831		569,666		26

	Ps.	5,826,272	Ps.	4,700,864	Ps.	3,564,187

As of December 31, 2011 and 2010 and January 1, 2010, approximately Ps.1,210 million, Ps.1,665 million and Ps.1,422 million, respectively, of the notes payable were used to finance low-income housing projects. The notes payable are secured by the real estate inventory of such projects. Additionally, certain subsidiaries have loans secured by the resources generated from construction projects.

The notes payable to banks consist of short-term notes with weighted average variable interest rates of 8.90% and 3.80% in 2011 and 8.36% and 4.55% in 2010, for notes denominated in Mexican pesos and U.S. dollars, respectively.

At December 31, 2011 the Company had Ps.4,926 million available to be drawn under bank credit lines.

17.	Accrued expenses and other

Accrued expenses and other consist of the following:

	December 31, 2011		December 31, 2010		January 1, 2010
Accrued operating expenses	Ps.	5,207,885	Ps.	3,223,039	Ps.	3,600,430
Interest payable		205,113		140,282		110,537
Financial leasing		151,932		26,282		29,169
Derivative financial instruments		140,397		4,741		—
Accounts payable due to related parties		394,521		467,143		334,862
Bonus		321,769		254,412		270,450
Taxes other than income tax		327,398		296,111		235,815

	Ps.	6,749,015	Ps.	4,412,010	Ps.	4,581,263

18.	Provisions

The Company recognizes provisions for those present obligations that result from a past event, which upon the expiration of the obligation, it is probable the Company will incur a probable an outflow of economic resources in order to settle the obligation. Provisions are recognized as accrued at an amount that represents the best estimate of the present value of future disbursements required to settle the obligation, at date of the accompanying consolidated financial statements.

At December 31, 2011 the composition and changes of principal provisions is as follows:

a.	Short-term:

	December 31, 2010		Additions		Provisions used and tranfers		Reversals		December 31, 2011
Provision for:
Costs expected to be incurred at the end of the project	Ps.	539,097	Ps.	339,376	Ps.	(23,515)	Ps.	(295,971)	Ps.	558,987
Repairs and maintenance of machinery		476,030		2,158,389		(1,898,615)		(125,290)		610,514
Estimated contract loss		3,147		—		(2,899)		—		248
Claims		13,132		13,279		(11,195)		—		15,216
Contingencies and warranty reserves for construction contracts		312,366		503,735		(1,294)		(8,901)		805,906

	Ps.	1,343,772	Ps.	3,014,779	Ps.	(1,937,518)	Ps.	(430,162)	Ps.	1,990,871

	January 1, 2010		Additions		Provisions used and transfers		Reversals		December 31, 2010
	Ps.	894,987	Ps.	2,219,791	Ps.	(1,756,959)	Ps.	(14,047)	Ps.	1,343,772

b.	Long term:

The long-term provisions are as follows:

	December 31, 2010		Additions		Provisions used and transfers		December 31, 2011
Contingencies and warranty reserves for construction contracts	Ps.	35,419	Ps.	11,903	Ps.	(8,090)	Ps.	39,232
Major maintenance		814,599		226,666	(422,737)			618,528

	Ps.	850,018	Ps.	238,569	Ps.	(430,827)	Ps.	657,760

	January 1, 2010	Additions	Provisions used and transfers		December 31, 2010
Contingencies and warranty reserves for construction contracts	Ps. 23,541	Ps. 25,330	Ps.	(13,452)	Ps. 35,419
Major maintenance	982,619	124,714	(292,734)		814,599

	Ps. 1,006,160	Ps. 150,044	Ps.	(306,186)	Ps. 850,018

The provision related to costs expected to be incurred at the end of the project refers to costs that are originated under construction projects that the Company anticipates it will incur through the time the projects are finished and ultimately paid for by the customer. Such amounts are determined systematically based on a percentage of the value of the work completed, over the performance of the contract, based on the experience gained from construction activity.

Due to the nature of the industry in which the Company operates, projects are performed with individual specifications and guarantees, which require the Company to create guarantee and contingency provisions that are continually reviewed and adjusted during the performance of the projects until they are finished, or even after termination. The increases, applications and cancellations shown in the previous table represent the changes derived from the aforementioned reviews and adjustments, as well as the adjustments for expiration of guarantees and contingencies.

The Company recognizes a provision for the costs expected to be incurred for major maintenance, mainly at airports, which affect the results of periods from the commencement of operation of the concession, until the year in which the maintenance and/or repair work is performed. This provision is recognized in accordance with IAS 37, Provisions and Contingent Liabilities and Assetsand IFRIC 12. A portion is recorded as short-term and the remainder as long-term depending on the period in which the Company expects to perform the major maintenance.

The provision for lawsuits and claims covers the risks of the subsidiaries involved in a given administrative-law proceedings due to the inherent responsibilities of the activities that they perform. While the overall number of lawsuits may be significant, they involve immaterial amounts when considered individually.

The provision for repairs and maintenance of machinery under lease agreements is accrued based on the estimated hours used. The provision is used to cover the expenses related to conditioning, missing equipment and repairs for its return to the lessor in accordance with the terms of the lease agreement.

19.	Leases

Financial lease

	December 31, 2011		December 31, 2010		January 1, 2010
Lease payables, short-term	Ps.	164,311	Ps.	39,181	Ps.	29,169
Lease payables , long-term		29,185		33,240		56,959

	Ps.	193,496	Ps.	72,421	Ps.	86,128

	Minimum lease payments				Present value of minimum lease de payments
	December 31, 2011		December 31, 2010		December 31, 2011		December 31, 2010
Less than one year	Ps.	165,470	Ps.	41,451	Ps.	164,316	Ps.	39,182
Greater than one year less than five years		30,026		33,276		29,180		33,239

		195,496		74,727		193,496		72,421
Less future finance charges		(2,000)		(2,306)		—		—

Present value of minimum lease payments	Ps.	193,496	Ps.	72,421	Ps.	193,496	Ps.	72,421

Finance leases relate to machinery and equipment which has a 5-year maturity. The Company has the option of acquiring the leased equipment at the end of such lease contract periods at nominal value. The Company’s obligations under such finance leases are secured by the title deed of the lessor on the leased assets.

The fair value of finance lease liabilities approximates its carrying amount.

Operating leases

a.	Costs and expenses for operating leases.

Operating leases are related to buildings, machinery and equipment, vehicles and computers with different maturities, which range from 5 to 10 years. All operating lease contracts with maturities greater than 5 years, contains a clause that stipulates a market rental review at least every 5 years. The Company does not have an option to purchase the leased assets at the final matutity date of such lease periods.

Payments recognized as cost and expense

	Year ended December 31, 2011		Year ended December 31, 2010
Minimum lease payments	Ps.	1,134,686	Ps.	1,092,000

Operating lease commitments:

	At December 31, 2011
	Land and buildings		Machinery and equipment		Others		Total
Less than one year	Ps.	36,563	Ps.	589,614	Ps.	9,741	Ps.	635,918
Greater than 1 year and less than 5 years		172,690		1,026,851		132,843		1,332,384
Greater than 5 years		295,170		—		130,631		425,801

	Ps.	504,423	Ps.	1,616,465	Ps.	273,215	Ps.	2,394,103

	At December 31, 2010
	Land and buildings		Machinery and equipment		Others		Total
Less than one year	Ps.	30,165	Ps.	704,910	Ps.	4,475	Ps.	739,550
Greater than 1 year and less than 5 years		153,775		965,977		9,785		1,129,537
Greater than 5 years		317,956		—		—		317,956

	Ps.	501,896	Ps.	1,670,887	Ps.	14,260	Ps.	2,187,043

b.	Revenues from operating leases

The leases entered into by the Company contain monthly rental payments that generally increase each year based on the INPC, and/or the greater of a guaranteed minimum monthly rent plus a percentage of monthly income of the tenant if greater. At December 31, committed future rents are as follows:

	2011		2010
Less than one year	Ps	330,765	Ps	284,069
Greater than 1 year and less than 5 years		601,820		450,142
Greater than 5 years		96,545		116,384

Total	Ps	1,029,130	Ps	850,595

Future minimum lease payments in the table above do not include contingent rentals, such as increases for INPC or increases based on a percentage of the tenant’s monthly sales. Contingent rental income recorded for the years ended December 31, 2011 and 2010 were Ps.68 million and Ps.54 million, respectively.

Revenues from operating leases at December 31, 2011 and 2010, amounted to Ps.337 million and Ps.298 million, respectively.

20.	Derivative financial instruments

Financial instruments for trading and hedging purposes. As of December 31, 2011, ICA had outstanding approximately Ps. 27,330 million and Ps. 14,312 million in notional amount of derivative financial instruments for hedging and trading purposes, respectively. The Company enters into derivative financial instruments to hedge the exposure to the interest rate risk and exchange rate risk of foreign currency related to the financing of construction projects. When the related transaction complies with all hedge accounting requirements, the Company designates the derivative as a hedging financial instrument (either as a cash flow hedge, a foreign currency hedge or a fair value hedge) at the time the Company enters into the contract. When the Company enters into a derivative for hedging purposes from an economic perspective, but such derivative does not comply with all the requirements established by IFRS to be considered a hedging instrument, the Company designates the derivative as a trading instrument. The Company’s policy is not to enter into derivative instruments for purposes of speculation.

There are no significant differences in the financial market risk to which the aggregated portfolios of instruments for trading purposes and those for hedging purposes are exposed.

Derivative financial instruments as of December 31, 2011 and 2010 and January 1, 2010 are composed of instruments that cover interest and exchange rate fluctuations.

a.	Interest rate swaps

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

The following table shows the most significant financial instruments that the Company has entered into through its subsidiaries as of December 31, 2011, 2010 and January 1, 2010, to cover interest rate fluctuations through interest rate swaps:

	Notional (Thousands						Fair value (Thousands of Mexican pesos)
Project	of Mexican pesos)	Contracting date	Maturing date	Rate received	Rate paid		December 31, 2011	December 31, 2010	January 1, 2010
Hedging
RVCV	2,550,000	Dec 03, 08	Dec 28, 15	TIIE28d (4.79%)	9.65%		Ps. (306,188)	Ps. (300,850)	Ps. (223,089)
AUNETI (1)	5,510,000	Jun 11, 08	Dec 06, 27	TIIE28d (4.79%)	9.66%		(464,011)	(352,796)	(170,992)
COVIQSA	1,096,711	Nov 30, 07	Nov 27, 12	TIIE91d (4.95%)	8.00%		—	(9,526)	(43,297)
LIPSA	704,243	Jan 27, 10	May 25, 20	TIIE28d (4.79%)	7.34	(2)%	(36,730)	(61,470)	—
Agua Prieta	940,000	May 18, 11	May 31, 24	TIIE28d (4.79%)	8.17%		(67,380)	—	—
El Realito	989,250	Jul 25, 11	Jan 22, 25	TIIE28d (4.79%)	7.81%		(20,340)	—	—

The values shown in the “Rate received” column are as of December 31, 2011.

(1)	The fair value data shows the percentage of participation that ICA holds in these companies.
(2)	Weighted average rate for the amount of the three derivatives of this Project.

At March 14, 2012, the fair value of these instruments has not fluctuated significantly.

RVCV

On December 3, 2008 the Company entered into an interest rate swap in order to modify the profile of interest payments on a variable rate credit loan related to this project. Through the contract the Company receives the 28-day TIIE rate paid on the credit loan and agrees to pay a fixed rate of 9.65% plus the applicable margin in the period of construction of 1.80%. At December 31, 2011 and 2010, this swap was designated as a cash flow hedge for which fluctuations in fair value are presented in other comprehensive income.

AUNETI

When financing for the AUNETI project was obtained, the bank charged the Company a one-time commission fee of 1.75% of the total debt amount of Ps. 5,510 million. However, instead of discounting the debt by the commission fee, the Ps. 96 million (Ps. 48 million proportionate amount for ICA) was added to interest rate swap derivatives outstanding with the same bank. Accordingly, the fee will be settled through each exchange made on settlement of the interest rate swaps. The recognition of this transaction resulted in a deferred asset subject to amortization (representing the commission payment) and a derivative financial instrument liability at the beginning of the debt contract Under IFRS this deferred asset is presented net of the related liability.

Beginning on October 1, 2011, these financial instruments have been designated as hedging instruments and changes in the fair value is included in other comprehensive income as of such date. During 2011, ICA recognized the ineffective portion of the instrument as a charge to profit of Ps.62 million and the effective portion within other comprehensive income of Ps.85 million. During 2010, the ineffective portion charged to profit was Ps.195 million.

COVIQSA

When the interest rate swap was entered into, a payment of Ps. 8 million was agreed upon to maintain a fixed 8.0% rate. This payment represented the fair value of the swap at the beginning of the contract. The swap establishes the option to extend the term at the financial agent’s discretion to November 27, 2012; because this option represented a net written option, the derivative did not meet hedging requirements and thus was initially classified as a trading derivative. On November 27, 2010, the bank exercised its option to extend the derivative to November 27, 2012. When the option was exercised, an interest rate exchange derivative was executed with the same rate conditions; as of December 31, 2010, the new instrument was documented as an effective hedging relationship; therefore, fair value fluctuations are presented in other comprehensive income.

On September 23, 2011, this derivative was transferred to RCO, as a result of the transaction mentioned in Note 4.

LIPSA

In January 2010, an interest rate swap was entered into to fix the project financing rate. With this instrument, a floating interest rate of the 28-day TIIE is received and a fixed interest rate of 8.59% is paid. As of December 31, 2011 and 2010, it is considered a hedging derivative and fair value fluctuations are presented under other comprehensive income.

On February 16, 2011, the derivative was restructured to adjust its terms to the project terms. Additionally, in April and August 2011, two additional interest rate swaps were entered into to conform to the project terms by reducing the fixed rate to a weighted average of 7.34%.

AGUA PRIETA

In June 2011, an interest rate swap was contracted to fix the project financing rate. The purpose of the swap is to mitigate the interest rate risk derived from market conditions. The Company receives a floating rate of 28-day TIIE and a pays a fixed interest rate of 8.17%. The maximum amount covered by this instrument is Ps.940 million. At the time the interest rate swap was entered into it was designated as a cash flow hedge.

EL REALITO

In July 2011, an interest rate swap was entered into to fix the project financing rate. The purpose of the swap is to mitigate the interest rate risk derived from market conditions. The Company receives a floating rate of 28-day TIIE and a pays a fixed interest rate of 7.81%. The maximum amount covered by this instrument is Ps.989 million.

Beginning on October 1, 2011, these financial instruments have been designated as hedging instruments and the fluctuations in their fair value is included in other comprehensive income. During 2011, the Company recognized an ineffective portion of the instrument as a charge to profit of Ps.5 million and the effective portion was recognized in other comprehensive income of Ps.15 million.

Sensitivity Analysis

A sensitivity analysis was performed considering the following interest rate scenarios: +100 basis points, +50 basis points, +25 basis points, -25 basis points, -50 basis points -100 basis points.

Project	Fair value 2011	+100 bp	+50 bp	+25 bp	-25 bp	-50 bp	-100 bp
RVCV	(306,188)	(244,056)	(274,684)	(290,324)	(322,281)	(338,609)	(371,988)
Agua Prieta	(67,380)	(35,926)	(51,331)	(59,272)	(75,657)	(84,116)	(101,621)
LIPSA	(36,730)	(12,709)	(24,495)	(30,556)	(43,021)	(49,435)	(62,648)
AUNETI	(464,011)	(321,646)	(367,857)	(391,622)	(415,845)	(465,723)	(517,612)
El Realito	(20,340)	(4,368)	(12,189)	(16,222)	(24,544)	(28,836)	(37,698)

Total	(846,483)	(618,705)	(730,556)	(787,996)	(881,348)	(966,719)	(1,091,567)
Variation		227,778	115,928	58,488	(34,866)	(120,237)	(245,084)

Considering the value of the Company’s consolidated assets, liabilities and stockholders’ equity included in the consolidated statement of financial position and the value of revenue in the consolidated statement of comprehensive income, under none of the aforementioned scenarios does the effect exceed the 5% and 3% threshold of these concepts as of or for the year ended December 31, 2011.

	Total		Threshold		%
Assets	Ps.	98,888,073	Ps.	4,944,405	5%
Liabilities		78,063,971		3,903,199	5%
Stockholders’ equity		20,824,102		1,041,206	5%
Revenues		42,768,785		1,283,064	3%

b.	Interest rate options

The Company enters into options to establish ceilings (CAPs) on the level of variable interest rates, which provides the Company the benefit of maintaining an adequate rate on financing for its projects. As of December, 2011, 2010 and January 1, 2010, none of the CAPs designated as cash flow hedges, except with respect to the Floor contract for the La Yesca project generated intrinsic value in the options, for which reason, the CAPs did not generate unrealized profits or losses to be recognized in other comprehensive income. Accordingly, for all CAPs disclosed below (except for the La Yesca Floor), the fluctuations in fair value are recognized in financing cost within results.

The following table shows the most significant financial instruments that the Company has entered into as of the dates indicated to cover interest rate fluctuations through interest rate options:

	Notional (thousands					Fair value (thousands of Mexican pesos)
Project	of Mexican pesos)	Contracting date	Maturing date	Rate received	Rate paid	December 31, 2011		December 31, 2010		January 1, 2010
Hedging
La Yesca (FLOOR)	USD 703,612	Feb 01, 08	Jun 01, 12	LIBOR1M (0.26%)	2.95%	Ps.	(67,673)	Ps.	(262,803)	Ps.	(363,886)
Trading
TUCA (CAP)	1,250,000	Jul 01, 08	Dec 30, 14	TIIE91d (4.95%)	11.00%		1,607		2,128		15,754
CONIPSA (CAP)	490,100	Aug 26, 10	Ago 27, 12	TIIE91d (4.95%)	7.50%		—		115		742
La Yesca (CAP)	USD 703,612	Feb 01, 08 (renewal)	Jun 01, 12	LIBOR1M (0.26%)	4.53%		—		672		36,382
SAQSA (CAP)	1,450,000	Oct 20, 10	Jul 20, 12	TIIE28d (4.88%)	6.50%		1,110		488		61

At March 14, 2012, the fair value of these instruments has not fluctuated significantly.

The values shown in the “Rate received” column are as of December 31, 2011.

La Yesca

(CAP and FLOOR)

To protect the project from fluctuations in the London Interbank Offered Rate (“LIBOR”) (because it is a financed project), two options were entered into in October 2007 establishing a CAP on that rate of 5.5% for a notional amount of up to U.S.$ 852 million, paying a premium of U.S.$ 7.33 million. On January 10, 2008, the Company agreed with the financial agent to substitute this CAP with the combination of the purchase of a CAP option and the sale of a FLOOR option, beginning February 1, 2008. The CAP establishes a ceiling of 4.5% on the LIBOR rate and the FLOOR establishes a floor of 2.95%. In order to guarantee its potential obligations under the FLOOR option, the Company was required to establish collateral through a letter of credit of U.S. $ 6 million. A commission of U.S. $ 1 million was paid as a result of this restructuring.

In October 2008, the CAP and FLOOR were designated as cash flow hedging instruments. As of December 31, 2011, 2010 and January 1, 2010, the fair value of the FLOOR was recognized in other comprehensive income for the amount of its intrinsic value of Ps. 68 million, Ps. 276 million and Ps. 364 million, respectively (U.S.$ 4.8 million, U.S.$ 22.2 million and U.S.$ 27.8 million, respectively). The intrinsic value in the case of options is determined by the difference between the exercise price and market price of the underlying security, provided that this difference is not negative.

c.	Exchange rate instruments, FX swaps and options

The following table shows the most significant financial instruments that the Company has entered into as date to cover exchange rate fluctuations through FX swaps and options:

	Notional (thousands of			Year		Fair Value (thousands of Mexican pesos)
Project	Mexican pesos and foreign currency)	Contracting Date	Maturity Date	Ref.	Level	December 31, 2011		December 31, 2010		January 1, 2010
Hedging:
Túnel Río de la Compañía (CCS)	91,215 (EUR 5,835)	Dec 24, 07	Jun 24, 15	Pesos/EUR	15.63	Ps.	5,151	Ps.	924	Ps.	13,419
	Interest on notional amount			EURIBOR 6M (1.617%)	7.77%
AHMSA	USD 50,500	Feb 22, 11	Sep 20, 12(2)	Pesos/USD	13.3273 (1)		(27,955)		19,070		—
Mayab (FX FWD)	USD 591	Dic 21, 10	Mar 20, 12	Pesos/USD	13.94		51		—		—
Mayab (FX American FWD)	USD 45,000	Dic 21, 10	Sep 19, 12	Pesos/USD	14.25		(576)		—		—
Túnel Emisor Oriente (CCS)	295,922 (EUR 17,944) Interest on notional amount	Jul 28, 10	Dic 30, 14	Pesos/ EUR EURIBOR 6M (1.617%)	16.49 4.80%		7,124		(7,938)		—
Túnel Emisor Oriente (EUR Put)	EUR 18,240	Jul 28, 10	Dic 30, 14	Pesos/ EUR	15.20		(9,048)		(7,497)		—
Túnel Emisor Oriente (CCS)	460,381 (EUR 26,596) Interest on notional amount	Oct 22, 10	Jun 17, 19	Pesos/ EUR EURIBOR 6M (1.617%)	17.31 6.99%		20,041		(8,643)		—
ICA Senior Notes (CCS)	USD 500,000	Feb 14, 11	Feb 4, 17	Pesos/USD	12.055		293,257		—		—
Trading:
La Yesca (FX FWD)	USD 32,045	Aug 09, 11	Dec 28, 12	Pesos/USD	11.350		(43,535)		(87,736)		(303,358)

(1)	Price weighted by the amount of the FX forward.
(2)	The dates indicate the year of the last FX forward.

At March 14, 2012, the fair value of these instruments has not fluctuated significantly.

Sensitivity Analysis

For instruments included in paragraphs b and c above, a sensitivity analysis was performed considering the following interest rate scenarios: +100 basis points, +50 basis points, +25 basis points, -25 basis points, -50 basis points—100 basis points. Additionally, the following changes in the exchange rates were considered for each of the above scenarios: -100 cents, -50 cents, -25 cents, +25 cents + 50 cents and +100 cents.

Project	Fair value December 2011	+100 bp / +100 cents	+50 bp / +50 cents	+25 bp / +25 cents	-25 bp / -25 cents	-50 bp / -50 cents	-100 bp / -100 cents
La Yesca (FLOOR)	(67,673)	(45,673)	(56,097)	(61,676)	(73,449)	(79,917)	(89,369)
TUCA (CAP)	1,607	3,487	2,420	1,984	1,285	1,013	599
SAQSA (CAP)	1,110	3,012	1,892	1,464	823	593	279
La Yesca (CAP)	—	16	1	—	—	—	—
Túnel Río de la Compañía	5,151	3,183	4,169	4,661	5,640	6,128	7,098
AHMSA	(27,517)	(2,363)	(14,926)	(21,219)	(33,824)	(40,141)	(52,801)
Túnel Emisor Oriente (CCS)	7,124	47,898	20,652	6,708	(21,867)	(36,509)	(66,502)
Túnel Emisor Oriente (EUR Put)	(9,048)	(7,054)	(7,938)	(8,462)	(9,711)	(10,456)	(12,264)
Túnel Emisor Oriente (CCS)	20,041	4,153	12,142	16,103	23,955	27,844	35,541
ICA Senior Notes	293,257	164,040	227,779	260,295	326,678	360,542	426,075
Mayab (FX FWD)	51	640	346	199	(97)	(245)	(541)
Mayab (FX American FWD)	(576)	43,704	21,644	10,554	(11,747)	(22,957)	(45,500)
La Yesca (FX FWD)	(43,535)	(23,012)	(33,422)	(38,524)	(48,435)	(53,200)	(62,202)
Total	179,992	192,031	178,662	172,087	159,251	152,695	140,413
Variation	—	(32,790)	(16,940)	(8,547)	9,356	18,603	38,878

Considering the value of the Company’s consolidated assets, liabilities and stockholders’ equity included in the consolidated statement of financial position and the value of revenue in the consolidated statement of comprehensive income, under none of the aforementioned scenarios does the effect exceed the 5% and 3% threshold of these concepts as of or for the year ended December 31, 2011.

Thousand Ps.	Total		Threshold		%
Assets	Ps.	98,888,073	Ps.	4,944,405	5%
Liabilities		78,063,971		3,903,199	5%
Stockholders’ equity		20,824,102		1,041,206	5%
Revenues		42,768,785		1,283,064	3%

La Yesca

(Foreign exchange FX FWD)

The La Yesca project’s financing and contract revenue are in U.S. dollars; however, most project costs are incurred in Mexican pesos. Therefore, the project must exchange the U.S. dollars received from the financing to Mexican pesos to cover its obligations in that currency; therefore, four foreign currency exchange options were entered into from May to August 2008.

The option schemes established an exchange rate level at which the project exchanged the U.S. dollars obtained from the financing necessary to cover costs and expenses in Mexican pesos at a weighted average exchange rate of Ps. 11.33 per U.S. dollar for the period from July 2008 to July 2010 for the first three options and to April 2011 for the last option. The notional amount for the foreign currency exchange option is established at two levels, which are determined based on the spot exchange rate compared to the weighted average exchange rate set in the foreign currency exchange options. Accordingly, for spot exchange rate levels lower than Ps. 11.33 per U.S. dollar, the notional amount is limited to U.S. $ 194.5 million; for spot exchange rate levels higher than Ps. 11.33 per U.S. dollar, the notional was set at U.S. $ 499.3 million (considering the period during which the exchange rate was below the preset level, the maximum notional value was U.S. $ 467 million). This notional amount was determined by the Company as the amount that would cover the project’s overall liabilities in Mexican pesos, based on management’s best estimate at those dates.

Due to changes in the La Yesca construction schedule and the increasing volatility of Mexican peso-U.S. dollar exchange rate fluctuations, in 2009, the Company and the provider of the La Yesca foreign currency exchange options restructured the options to (i) stabilize the notional amount so that it remains unchanged regardless of the difference between the spot exchange rate and the exchange rate set forth in the derivative contract, (ii) reduce the notional amount to U.S. $ 183.5 million, which reflects an average of U.S. $ 1.4 million in weekly operating expenses, to better fit the peso obligations of the La Yesca hydroelectric project, and (iii) reschedules the notional amounts every week so that they match the revised construction program and the payment program. This coverage scheme sets an exchange rate of Ps. 11.35 at which the project exchanges the dollars needed to cover peso expenses and costs during the effective term of the instrument.

The renegotiation cost of the financial derivative was U.S. $ 33 million, which will be paid once the La Yesca project is terminated, and will accrue interest at the LIBOR rate plus 450 basis points. In July 2010, the derivative was further restructured to adjust its terms to the project terms. This coverage scheme maintains an exchange rate of Ps. 11.35 per U.S. dollar during the term of the instrument, with a maximum exchange rate of Ps. 17.00. As part of this restructuring, U.S. $16 million of the previous renegotiation cost was prepaid, with the balance of U.S. $17 million (plus accrued interest) remaining at December 31, 2011 and 2010.

On August 2011, the derivative was further restructured to adjust its terms the project terms. The new scheme sets an exchange rate of Ps. 12.00 per U.S. dollar; the maximum exchange rate was reduced to Ps. 16.00. The cost of this restructuring was U.S. $2.9 million, at December 31, 2011, and is included under current liabilities.

Altos Hornos de México (“AHMSA”) (ICAFD project)

The Company entered into forwards or forward contracts for the sale of U.S. dollars with different maturities to eliminate the exchange rate risk associated with this project. As of December 31, 2011, the agreed exchange rate for these instruments is Ps. 13.3273 per U.S. dollar for a notional amount of U.S.$ 50 million (the exchange rate is weighted by the notional amount of each contract).

At the time the forward contracts were entered into they were designated as hedging instruments. The fluctuations in fair value are recognized in other comprehensive income.

Túnel emisor oriente

In 2010, exchange and interest rate swaps called Cross Currency Swaps, were entered into to mitigate the risks associated with the project. The primary position relates to loans for the acquisition of machinery related to the project. The cost of principal and interest on loans is 6.99% and 4.80% for each derivative.

As of December 31, 2011, the fair value of these hedging derivatives is recognized in other comprehensive income.

ICA Senior Notes

In February 2011, the Company entered into four Cross Currency Swaps (CCS) with maturities of six years, in order to mitigate the exchange rate risk of the bond coupons on ICA’s Senior Notes. The maximum level sets an exchange rate of Ps. 12.055 per U.S. dollar at a fixed rate of 9.95%. A fixed rate is paid in Mexican pesos in exchange for receiving interest in a foreign currency, used to pay the coupons to the holders of the bond.

These instruments have been designated as hedging instruments and fluctuations in their fair value is recognized in other comprehensive income.

21.	Long-term debt

a.	Debt to credit institutions and debentures and other securities at December 31, 2011, December 2010 and January 1, 2010, which amounted to Ps.44,796 million, Ps.27,644 milliona and Ps.19,453 million, respectively, net of Ps.588 million, Ps.341 million and Ps.347 million, from financing commissions or expenses, respectively, is detailed as follows:

	December 31, 2011		December 31, 2010		January 1, 2010
Payable in U.S. dollars:

Concessions:
Secured bond, with a fixed annual interest rate of 6.95% and maturity in 2025, to refinance the debt contracted for Corredor Sur, which is guaranteed by toll revenues. This loan was pre-paid in August 2011 (see Note 26).	Ps.	—	Ps.	1,764,641	Ps.	1,898,443

Credit granted to Aeroinvest maturing in January 2015. The contracted rate is LIBOR plus 6% margin (6.5698% at December 31, 2011).		629,649		—		—

Construction:

Syndicated loan of up to U.S. $910 million for the construction of the La Yesca Hydroelectric Project, maturing in the second quarter of 2012. To date, U.S. $829.9 million has been used. The contracted rate is one month LIBOR plus 50 basis points (as of December 31, 2011 and 2010 and January 1, 2010, the rate is 0.7490%, 0.7667% and 0.7467%, respectively).Similarly, the project has a revolving bridge loan for working capital of U.S.$140 million, which matures on the same date as the syndicated loan. As of December 2011, U.S. $114 million has been withdrawn. The interest rate on this line of credit is within a range of one month LIBOR plus 0.75% to 4.25% (as of December 31, 2011 and 2010, the rates range between 1.0336% and 4.499%, and 1.0167% and 4.5167%, respectively). The financing is mainly guaranteed by the collection rights of the construction contract.

		13,208,170		8,519,144		5,721,323

	December 31, 2011	December 31, 2010	January 1, 2010
Other purposes:
On February 4, 2011, ICA placed senior notes for a principal amount of U.S. $500 million, a coupon of 8.90% and maturing in 2021. ICA issued these unsecured documents which are guaranteed by CICASA, CONOISA and Controladora de Empresas de Vivienda, S.A. de C.V. (“CONEVISA”).	6,996,100	—	—

Credits granted to Los Portales for U.S.$7.5 million dollars and U.S.$2.5 million dollars. The loan matures in April 2012 and is amortized quarterly at fixed rates of 4.25% and 10.5%, respectively.	197,487	178,400	—

Credit granted to CICASA maturing in July 2018. The contracted rate is one month LIBOR plus 450 basis points (4.7917% at December 31, 2011).	202,887	—	—

Payable in Euros:

Construction:
Bank loan granted in euros for import purchases, maturing in September 2015, payable in 16 semiannual installments beginning December 2007, bearing interest at EUROLIBOR plus a 0.45% margin (2.108%, 1.70% and 1.44% as of December 31, 2011 and 2010 and January 1, 2010, respectively).	49,884	58,049	80,759

Payable in Mexican pesos:

Concessions and Airports:

TUCA performed a new issuance of securitization certificates, which is guaranteed by collection rights and toll revenues of the Acapulco Tunnel, by issuing a share certificate program trust with a term of up to 25 years. Principal and interest are paid semiannually and bear interest at a rate of the 91-day TIIE plus 265 basis points (7.48%, 7.61% and 7.73% at December 31, 2011 and 2010 and January 1, 2010, respectively) and the 91-day TIIE plus 295 basis points, respectively (7.78%, 7.91% and 8.03% at December 31, 2011 and 2010 and January 1, 2010, respectively). The loan is also guaranteed by a letter of credit of Ps.75 million.

	1,243,250	1,249,143	1,250,000

	December 31, 2011	December 31, 2010	January 1, 2010
Consorcio del Mayab, holder of the Kantunil – Cancún highway concession, issued 78,858,900 redeemable participation certificates (CPOAs), each equivalent to one UDI, separated into three types. The CPOAs will be amortized over a 17-year period and are payable on February and August 7 of each year. They mature in 2019 and 2020 and bear interest at 9.50%, 9.50% and 9.25% at December 31, 2011 and 2010 and January 1, 2010, respectively. This loan is guaranteed with toll revenues.	2,445,524	2,478,422	2,429,986

In September 2007, Aeroinvest, S.A. de C.V., placed two discounted Europeso bonds for Ps.2,450 million with a ten-year term. The fixed interest rates on the remaining two bonds for the first seven years are 7.75% and 11.07% on the remaining three years. Payment of these bonds is guaranteed with the economic rights associated with equity in GACN, guaranteed by Aeroinvest and ICA. The effective rate, including the discount during 2009 was 23.58%.On December 22, 2010, this loan was pre-paid with resources obtained with a new credit.	—	—	2,131,394

Bridge loan of Ps.2,300 million (to settle the Aeroinvest bond discussed above) with an interest rate of the 28-day TIIE plus 3.5% for the first months and subsequently the 28-day TIIE plus 4.5%, maturing in April 2012. On February 11, 2011, the Company settled the full amount of this loan with resources obtained with a new credit. As a result of this payment, the financial restrictions that indirectly affected GACN (mainly cash flows and indebtedness) were no longer effective.	—	2,280,560	—

On July 15, 2011, GACN placed securities certificates for a principal amount of Ps.1,300 million, at a variable rate equal to 28-day TIIE plus 70 basis points and maturing on July 8, 2016. As of December 31, 2011 the rate is 5.5%.	1,300,000	—	—

	December 31, 2011	December 31, 2010	January 1, 2010

On July 25, 2011, an irrevocable trust agreement was established for the issuance, management and payment F/1496 (Issuer Trust) between Papagos and Sarre (as trustors and beneficiaries in the second instance), and holders of Peso Series Trust Certificates represented by Monex Casa de Bolsa, S.A. de C.V., Grupo Financiero Monex, as common representative and beneficiaries in the first instance, and Deutsche Bank Mexico, S. A., commercial bank, in as trustee. On September 30, 2011, the Issuer Trust issued Ps.5,323, million of Trust Certificates (“CBFs”) in pesos to mature on April 30, 2032, with a fixed annual interest rate of 10%. On the same date, the Issuer Trust issued 387,181,900 Trust Certificates in UDIs, with value of Ps. 4.589563 per certificate representing Ps. 1.777 million, with a fixed annual interest rate of 5.65%. Interest on the CBFs, both in pesos and UDIs, will be paid quarterly, beginning July 30, 2013; the interest generated until that date will be capitalized. The certificates are redeemable quarterly in 76 consecutive payments starting from July 30, 2013. Proceeds were distributed proportionately between Papagos and Sarre using a factor of 0.497747 and 0.502253, respectively. The certificates are guaranteed with the patrimony of the Issuer Trust. They are also guaranteed, proportionately, by Papagos and Sarre.

	7,139,399	—	—

In September 2007, CONOISA obtained financing of Ps.430 million for the acquisition of 39% of shares of PMA México. The interest rate is the 91-day TIIE plus 0.45%, payable quarterly beginning in September 2008, maturing in 2012 (as of December 31, 2011 and 2010 and January 1, 2010, the interest rate was 5.25%, 5.44% and 5.53%, respectively).	54,147	161,493	268,750

	December 31, 2011	December 31, 2010	January 1, 2010
Loan granted for modernization and extension of the Irapuato — La Piedad highway, granted as a concession by the SCT to CONIPSA, maturing in November 2019, bearing interest at the 28-day TIIE plus 2.5% (7.62% as of December 31, 2010). The loan is guaranteed with toll revenues. This loan was transferred in September 2011 as a result of the sale of shares mentioned in Note 3.	—	520,378	539,400

Loan granted to COVIQSA for modernization and further development of the highway. The loan matures in 2021, and is redeemable quarterly at a rate of the 91-day TIIE plus 2%, (as of December 31, 2010, the interest rate was 7.20%). This loan is guaranteed with toll revenues. This loan was transferred in September 2011 as a result of the sale of shares mentioned in Note 3.	—	1,249,463	968,653

Loan granted to ICA San Luis, S.A. de C.V. for the construction of the Río Verde – Ciudad Valles highway in San Luis Potosí. The loan is payable in 17 years, matures in 2025, and is redeemable quarterly at a rate of the 28-day TIIE plus 180 basis points, (as of December 31, 2011 and 2010 and January 1, 2010, the interest rate was 6.8475%, 6.38% and 6.73%, respectively). This loan is guaranteed with toll revenues.	2,529,600	1,883,692	1,094,596

Loan granted to SAQSA for the construction, operation and maintenance over a 20-year period of the Sistema Acueducto II (water system) of that city. The loan is payable in 17 years, matures in 2024, and is payable quarterly at a rate of the 28-day TIIE plus 200 basis points, (as of December 31, 2011 and 2010 and January 1, 2010, the interest rate was 6.565%, 6.84% and 6.92%, respectively). This loan is secured with a pledge on the shares of this subsidiary.	607,648	614,655	516,784

Loan granted to AUNETI for the construction of the Nuevo Necaxa – Avila Camacho section of the highway in the states of Puebla and Veracruz. The loan matures in 2028 and is redeemable quarterly at a rate of 28-day TIIE plus 185 basis points, (as of December 31, 2011 and 2010 and January 1, 2010, the interest rate was 6.455%, 6.63% and 6.78%, respectively). This loan is guaranteed with toll revenues.	2,431,244	1,651,864	770,261

	December 31, 2011	December 31, 2010	January 1, 2010
Loan granted to LIPSA for the Libramiento la Piedad project. The credit line has a maximum amount of Ps.900 million, to be applied in two tranches, guaranteed with the tolls collected; the loan matures in 2024 and bears interest at a TIIE rate plus an applicable margin that varies between 275 and 350 basis points (7.544%, 7.63% and 8.37%, respectively, as of December 31, 2011 and 2010 and January 1, 2010).	564,402	229,685	—

Loan granted to Viabilis for the Río de los Remedios highway project. The credit line has a maximum amount of Ps.3,000 million to be applied to stage I of the project (Puente de Vigas—México Pachuca highway project); the loan matures in 2024 and bears interest at a fixed 7.81% rate. As of December 31, 2011, Ps.3,000 million has been used. This loan is guaranteed with full corporate right shares of CONOISA.	3,000,000	2,143,528	—

Credit granted to GACN to complete the construction of Terminal B at the Monterrey International Airport and the Terminal NH 2 of the Mexico City International Airport (“AICM”), maturing in September 2017, bearing interest at the 28-day TIIE rate plus 4.5% (9.38% and 9.43% at December 31, 2010 and January 1, 2010, respectively). This loan was pre-paid during 2011.	—	601,032	470,590

Credit granted to GACN, maturing in April 2018, bearing interest at the 28-day TIIE rate plus 3.5% (7.89% and 7.90% at December 31, 2010 and January 1, 2010, respectively). This loan was pre-paid during 2011.	—	405,009	—

Loan granted to Renova Atlatec for the construction, operation and maintenance over a 20-year period of the Project Agua Prieta (water system). The loan is payable in 16 years, matures in 2027, and interest is payable quarterly at a rate of the 28-day TIIE plus 300 basis points. As of December 31, 2011, the interest rate was 7%.	479,800	—	—

Loan granted to El Realito for the construction, operation and maintenance over a 25-year period of the aqueduct (water system). The loan is payable in 18 years, matures in 2029, and interest is payable quarterly at a rate of the 28-day TIIE plus 275 basis points. As of December 31, 2011 the interest rate was 7.55%.	159,036	—	—

	December 31, 2011	December 31, 2010	January 1, 2010
Credit granted to Aeroinvest maturing in December 2011, bearing interest at the 28-day TIIE plus 4.00% (8.4% and 8.93% at December 31, 2010 and January 1, 2010, respectively). Settled on the date of maturity.	—	194,704	194,004

Construction:
Credit granted to ICASA, maturing in October 2019, bearing interest at EUROLIBOR plus a 0.3% (2.07% and 1.56% at December 31, 2011 and 2010, respectively).	283,662	292,444	—

Credit granted to ICASA, maturing in June 2019 bearing interest at 6 months Eurolibor plus 1.1%, 2.8390% at December 31, 2011.	418,691	—	—

Unsecured loan granted to ICASA for the construction of the Naval Specialty Hospital in Mexico City. The loan matures in march 2011 and bears interest at a fixed 9% rate. Settled on the date of maturity.	—	122,027	114,120

Housing:

Fiduciary loan granted to Viveica, S.A. de C.V. (“Viveica”) for working capital. The loan matures in 2012, bears interest at the 28-day TIIE plus 4.5% (as of December 31, 2011 and 2010 and January 1, 2010, the interest rate was 9.35%, 9. 38% and 9.43%, respectively).	151,990	287,520	413,916

Viveica bridge loan granted for the development of a project, due in March 2012, bearing interest at the 28-day TIIE rate plus 1.5% (6.37% and 6.42% at December 31, 2010 and January 2010, respectively).This loan was pre-paid during 2011.	—	236,152	149,042

Loans of Ps.192 million and Ps.105 million granted to Viveica, maturing on March 22, 2012 and May 25, 2013, respectively, bearing interest at a 28-day TIIE rate plus 4.5% for the former and 5.2% for the latter (9.35% as of December 31, 2011, 9.37% and 10.12% as of December 31, 2010). The balance of the loan of Ps.105 million was prepaid in 2011.	112,788	297,875	—

	December 31, 2011	December 31, 2010	January 1, 2010
Viveica bridge loan granted for the development of a project, due in March 2014, bearing interest at the 28-day TIIE rate plus 4.0%, 8.85% at December 31, 2011.	428,738	—	—

Simple credit guarantee granted to Viveica for the development of several projects, bearing interest at the 28-day TIIE rate plus 3.5% percentage points (8.43% at January 1, 2010).	—	—	296,272

Others	162,045	224,382	144,505

	44,796,141	27,644,262	19,452,798
Less:
Financing commissions or expenses, net	(587,916)	(340,578)	(346,760)

	44,208,225	27,303,684	19,106,038

Current portion	(13,888,201)	(1,274,644)	(657,349)

	Ps 30,320,024	Ps 26,029,040	Ps 18,448,689

b.	The scheduled maturities of long-term debt as of December 31, 2011 are as follows:

	2012		2013		2014		2015		2016		2017 and thereafter		Total
Bank loans	Ps.	13,724,371	Ps.	759,275	Ps.	867,230	Ps.	1,407,861	Ps.	1,076,242	Ps.	7,718,559	Ps.	25,553,538
Bonds		163,830		435,516		377,952		427,730		1,558,291		15,691,368		18,654,687

Total	Ps.	13,888,201	Ps.	1,194,791	Ps.	1,245,182	Ps.	1,835,591	Ps.	2,634,533	Ps.	23,409,927	Ps.	44,208,225	(1)

(1)	The debt includes financing commissions and expenses.

c.	At December 31, 2011, the Company has credit lines awarded by banks, as follows:

	December 31, 2011		December 31, 2010
Credit lines:
Amount awarded	Ps.	31,600,036	Ps.	34,354,962
Used		(26,298,088)		(20,916,446)

Available to use	Ps.	5,301,948	Ps.	13,438,516

Long-term debt and other agreements of the Company’s subsidiaries mentioned in this note above provide for various covenants that restrict the ability of certain subsidiaries of the Company to incur additional indebtedness and capital lease obligations, issue guarantees, sell fixed and other non-current assets and make capital distributions to ICA, as well as require compliance with certain other financial ratios. These financial ratios include: the ratio of total liabilities to equity; the ratio of current assets to current liabilities; the ratio of current assets less affiliated accounts receivable to current liabilities; and the ratio of operating earnings plus depreciation to net financing expenses. For the years ended December 31, 2011 and 2010, the Company and its subsidiaries were in compliance with such covenants.

22.	Foreign currency balances and transactions

a.	The monetary position in foreign currencies of the Company’s Mexican subsidiaries, converted into U.S. dollars is as follows:

	December 31, 2011			December 31, 2010
	Foreign Currency Balances (Thousands)	Mexican Peso Equivalent (Thousands)		Foreign Currency Balances (Thousands)	Mexican Peso Equivalent (Thousands)
Currency
U.S. dollars:
Assets	$1,318,577	Ps.	18,370,680	$1,102,686	Ps.	13,622,808
Liabilities	(2,110,569)		(29,531,501)	(1,349,566)		(16,697,277)

Liability position	$(791,992)	Ps.	(11,160,821)	$(246,880)	Ps.	(3,074,469)

b.	Non-monetary assets of foreign origin, converted to U.S. dollars, of the Company’s Mexican subsidiaries are as follows:

	December 31, 2011			December 31, 2010
	Foreign currency	Mexican peso t		Foreign currency	Mexican peso
	balance	equivalent		balance	equivalent>
	(Thousands of dollars)	(thousands)		(Thousands of dollars)	(thousands)
Machinery and equipment	$17,272	Ps.	240,637	$12,204	Ps.	150,804
Inventories	317		4,420	1,054		13,019

c.	Condensed financial information of foreign subsidiaries expressed in thousands of U.S. dollars is as follows:

	U.S. Dollars	U.S. Dollars (thousands)
	December 31, 2011	December 31, 2010
Current assets	$206,553	$207,047
Non-current assets	143,944	359,441
Total liabilities	(230,223)	(413,201)

Net assets	$120,274	$153,287

d.	Transactions in thousands of U.S. dollars are as follows:

	Year ended December 31, 2011	Year ended December 31, 2010
Exports	$4,516	$12,061
Imports	282,277	220,440
Interest expense	9,321	41,173

e.	Pertinent exchange rate information at the date of the consolidated statements of financial position is as follows:

	December 31, 2011		December 31, 2010
U.S. dollar currency exchange	Buy	Sell	Buy	Sell
Interbank rate	Ps. 13.9322	Ps. 13.9922	Ps. 12.3542	Ps. 12.3792
Euro	17.8199	18.3224	16.2973	16.5774

f.	.As of March 14, 2012, the interbank buy and sell exchange rates were Ps.12.7180 and Ps.12.7430, respectively.

23.	(Benefit) expense for income taxes

ISR- In 2011 and 2010, the income tax rate in Mexico was 30%, where it will remain until 2012; it will decrease to 29% in 2013, and 28% in 2014 and thereafter. The Company is subject to ISR on a consolidated basis with its Mexican subsidiaries as of 1989.

Tax reform- In December 2009, modifications were published to the Income Tax Law (“LISR”) (“Tax Reform”), effective as of 2010, which establish that: a) the payment of ISR on benefits received from tax consolidation of subsidiaries, obtained in the years 1999 through 2004, must be made in partial installments from the year 2010 until 2014 and b) the tax on benefits obtained from the tax consolidation of subsidiaries for 2005 and subsequent years will be paid during the sixth through tenth years after that in which the benefit was obtained. The payment of the tax on the dividends distributed between companies that consolidate for tax purposes, made in years prior to 1999, could also be required to be paid in some cases, as established in tax provisions, such as upon sale of the shares of the controlled companies or at the time the Company eliminates the tax consolidation regime, among others.

Tax payable as a result of the tax reforms related to special consolidation benefits for Ps.3,429 million will be payable as follows: Ps.210 million in fiscal year 2012 (included in current liabilities at December, 31, 2011) and Ps.413 million over the period from 2013 to 2016, and the remainder payable through 2021. The estimate presented in the consolidated statement of financial position was calculated based on the terms of the law.

At December 31, 2011 and 2010 and as of January 1, 2010, the Company has recognized a deferred income tax asset of Ps.3,371 million, Ps.1,625 million and Ps.1,612 million, respectively, related to the tax losses generated by its subsidiaries. The Company expects to benefit from the losses in future periods as evidenced by its projections of future taxable income, rather than through reversal of its existing deferred income tax liabilities, for which reason this asset is presented separately.

IETU—is calculated on a modified tax base in which income and deductions, as well as certain tax credits, are determined based on cash flows of each fiscal year. The IETU rate is 17.5%. The Asset Tax Law was repealed upon enactment of the IETU Law; however, under certain circumstances, asset tax paid in the ten years prior to the year in which ISR is paid, may be recovered, according to the terms of the law. In addition, as opposed to ISR, the parent and its subsidiaries will incur IETU on an individual basis.

a.	Details of deferred income tax and the income tax provision is as follows:

Consolidated	statements of financial position:

Liabilities:	December 31, 2011	December 31, 2010	January 1, 2010
Deferred ISR	Ps.1,485,605	Ps.574,131	Ps.346,595
Deferred income tax related to items in other comprehensive income	(87,794)	(228,788)	(162,109)
Deferred IETU	382,269	833,696	1,274,843

	Ps. 1,780,080	Ps. 1,179,039	Ps. 1,459,329

Consolidated	statements of comprehensive income:

	Year ended December 31, 2011		Year ended December 31, 2010
ISR:
Current	Ps.	5,727	Ps.	223,256
Effect of tax reform		908,673		841,778
Cancelation of liability as result of change in tax reform		—		(844,076)

Total ISR		914,400		220,958
Deferred ISR of the year		840,501		220,846
Effect of tax loss carryforwards of subsidiaries in tax consolidation regime		(1,648,708)		(11,828)
Others		(5,896)		685

Deferred ISR		(814,103)		209,703

Total ISR		100,297		430,661
IETU:
Current		193,835		294,833
Deferred		(327,337)		(441,147)

Total IETU		(133,502)		(146,314)

(Benefit) expense for income taxes from continuing operations	Ps.	(33,205)	Ps.	284,347

At December 31, 2011 and 2010, (loss) income before income taxes of foreign subsidiaries is Ps.(367) and Ps.322 million, respectively.

b.	The reconciliationof the statutory income tax rate and the effective income tax rate as a percentage of net income before income tax is as follows:

	Year ended December 31, 2011	Year ended December 31, 2010
	%	%
Statutory rate	30.00	30.00
Foreign subsidiaries net operating results	40.28	3.51
Inflationary effects	92.28	16.73
Permanent items	145.01	(2.39)
Effect of tax reform	—	83.62
Estimate for deferred tax assets of difficult recovery	(270.86)	(82.24)

	36.71	49.23
IETU	(48.86)	(21.06)

Effective rate (from continuing operations)	(12.15)	28.17

c.	Deferred income tax recognized in other comprehensive income:

	Year ended December 31, 2011		Year ended December 31, 2010
Arising on income and expense recognized in other comprehensive income
Actuarial losses from labor obligations	Ps	(35,413)	Ps	. —
Others		—		(41,351)
Revaluation of financial instruments treated as cash flow hedges		(206,967)		(280,642)

Total income tax recognized in other comprehensive income	Ps	(242,380)	Ps	(321,993)

d.	At December 31, 2011, 2010 and January 1, 2010, the main items comprising the balance of the deferred ISR liability are:

Liabilities:	December 31, 2011		December 31, 2010		January 1, 2010
Customers	Ps.	(3,083,149)	Ps.	(2,007,436)	Ps.	(2,487,012)
Property, plant and equipment		(26,180)		(40,306)		(168,895)
Real estate inventories		(482,579)		(812,425)		(719,119)
Intangible assets from concessions		(1,888,716)		(1,752,358)		(1,904,038)

Total liabilities		(5,480,624)		(4,612,525)		(5,279,064)

Assets:
Accrued expenses and reserves		1,575,455		1,190,823		1,125,070
Inventories		21,931		39,354		28,444
Advances from customers		1,213,076		723,908		825,074

		2,810,462		1,954,085		1,978,588

Deferred ISR liabilities on temporary differences		(2,670,162)		(2,658,440)		(3,300,476)

Tax loss carryforwards in consolidated tax reporting		331,545		1,041,581		1,368,263
Tax loss carryforwards in unconsolidated tax reporting		853,012		1,042,728		1,585,618

Deferred taxes from tax losses		1,184,557		2,084,309		2,953,881

Net liability	Ps.	(1,485,605)	Ps.	(574,131)	Ps.	(346,595)

At December 31, 2011 and 2010 and January 1 2010, the Company has asset tax credit carryforwards of Ps.1,115, Ps.1,468 and Ps.1,872 million, respectively, which can be recovered under certain circumstances. However, management has concluded that recovery of such benefits is not probable and has therefore not recognized the related deferred asset.

e.	The main items comprising the liability balance of deferred IETU at December 31, 2011 and 2010 and January 1, 2010 are as follows:

Liabilities:	December 31, 2011		December 31, 2010		January 1, 2010
Customers	Ps.	(1,095,965)	Ps.	(1,900,713)	Ps.	(2,327,403)
Inventories, net		(297,848)		(178,303)		(451,030)
Real estate inventories		(45,363)		(31,408)		(280,402)
Investments in concessions		(1,337,506)		(449,747)		(109,975)
Property, plant and equipment, and others		(750,093)		(548,718)		(1,081,873)

Total liabilities		(3,526,775)		(3,108,889)		(4,250,683)

Assets:
Notes payable		413,848		249,666		1,233,031
Provisions		677,616		668,111		685,961
Tax credits permitted by IETU law		2,053,042		1,357,416		1,056,848

Total assets		3,144,506		2,275,193		2,975,840

IETU liability	Ps.	(382,269)	Ps.	(833,696)	Ps.	(1,274,843)

f.	The changes in deferred tax liabilities during the year are as follows:

	December 31, 2011		December 31, 2010
Beginning balance	Ps.	1,179,039	Ps.	1,459,329
ISR in results		911,474		227,536
Income tax effects recognized in other comprehensive income		140,994		(66,679)
Effects of IETU		(451,427)		(441,147)

Ending balance	Ps.	1,780,080	Ps.	1,179,039

g.	Changes in the liability resulting from the changes in the tax reform related to tax deconsolidation are as follows:

	December 31, 2011	December 31, 2010
Beginning balance	Ps. 2,718,290	Ps. 2,790,962
Tax loss carryforwards in consolidated tax reporting	901,281	832,340
Special concepts of consolidation and other	7,393	9,438
Difference of tax profit account	—	(844,076)
Payments	(197,161)	(70,374)

Ending balance	Ps. 3,429,803	Ps. 2,718,290

h.	In accordance with Mexican tax law, indexed tax losses and asset tax, at a consolidated level, for which a deferred ISR asset, can be recovered under certain circumstances. The amount of the Company’s consolidated asset tax credits and consolidated tax loss carryforwards and expiration dates as of December 31, 2011, are as follows:

Year of	Asset tax credits		Tax loss carry forwards
Expiration
2012	Ps.	150,001	Ps.	—
2013		118,080		—
2014		92,742		—
2015		113,600		—
2016		69,959		288,943
2017		271,470		666,052
2018		—		150,154

	Ps.	815,852	Ps.	1,105,149

i.	The balances of stockholders’ equity tax accounts at December 31, 2011 and 2010 and January 1, 2010 are as follows:

	December 31, 2011		December 31, 2010		January 1, 2010
Contributed capital account	Ps.	25,970,977	Ps.	25,320,902	Ps.	24,247,837
Net consolidated tax profit account		14,156,350		13,231,120		12,713,623

Total	Ps.	40,127,327	Ps.	38,552,022	Ps.	36,961,460

24.	Contingencies

a.	Esmeralda Resort Project—In 2010, an arbitration proceeding was filed against ICA by the companies Proyecto Esmeralda Resort, S.A. de C.V. (“PER”) and Marina Esmeralda Resort, S.A. de C.V. (“MER”), whereby these entities intended to rescind the two contracts for services provided by ICA for the construction of five buildings, the urbanization and electrification contract, and the contract for the construction of the Proyecto Esmeralda Resort marina in the State of Campeche. These claimants also requested a payment of Ps.268 million for alleged penalties, plus U.S.$439 million for alleged contractual, extra-contractual and non-pecuniary damages.

After several actions taken, as of December 31, 2010, the plaintiffs had dismissed the arbitration proceeding. Although there is a discrepancy with respect to the final representations of the claimants, the ultimate outcome of the proceeding is expected to occur in the near future.

As a result of the suspension of services under the aforementioned contracts, in July 2010, ICA legally convened a General Stockholders’ Meeting with the stockholders of PER, MER and Campeche Golf, S.A. de C.V. (“GOLF”) (together, the “companies”), which was held on August 18, 2010. During this meeting, the stockholders approved the revocation of the then current Board of Directors of the companies and in its place, appointed a Sole Administrator for the companies. This Sole Administrator recognized the validity of the amounts owed by the companies to ICA as a result of non-compliance under the aforementioned contracts. In August 2010, ICA filed a trust foreclosure procedure as provided in the trust agreement (such trust established as part of the original project).The trust assets guarantee the amounts loaned by ICA to the companies for Ps.920 million, as well as previous amounts owed to ICA for services performed of Ps.361 million, plus interest and other matters. During this process, the Sole Administrator of the companies recognized: (i) the existence of events of default of the companies and (ii) the legal basis of the execution procedure for the amounts being requested by ICA.

In December 2010, the trust foreclosure concluded. As a result, the pledged assets were transferred to ICA as a partial payment of the amounts still owed to ICA by the companies. As of December 31, 2010, the remaining amount owed by PER, MER and GOLF was approximately Ps.553 million, which is guaranteed. On October 20, 2011, ICA received an additional payment in the amount of Ps.151.5 million, paid in-kind with land, thus reducing the receivable owed to ICA from PER.

b.	Malla Vial Colombia—In April 2002, an Arbitratral Court ordered ICA to pay all damages to the Instituto de Desarrollo Urbano del Distrito Capital de Bogotá, Colombia (“IDU”) for noncompliance with the work contract of the “Malla Vial” project in Bogotá, of approximately US$2.2 million and set the criteria for the settlement of such contract. This ruling was recognized by the Mexican judicial authorities in January 2009 and ICA paid the required amount. At the same time, in a separate but related proceess, the IDU and ICA filed counter law suits against each other which in December 2004 were recognized by an administrative court.

Through a separate proceeding related to the same project, IDU filed a lawsuit against ICA with a Colombian court for damages resulting from contractual noncompliance for the approximate amount of US$4.72 million. Likewise, IDU filed legal proceedings against the bonding company to obtain the refund of the unapplied advance payment.

ICA filed a counterclaim requesting compensation and damages for the amount of US$ 17.8 million. The court ordered that the claim filed against the bonding company be suspended until the counterclaim filed by ICA is resolved. In June 2011, the suspension order issued by the judge regarding the executory action filed against the bonding company ended, thereby creating the possibility whereby, despite the reciprocal claims filed by the parties, the execution of bonds for the amount of US$ 17 million could be requested, although certain legal instances could be used to challenge a ruling in this regard.

Since April 2010, ICA and IDU have been engaged in negotiations. In December 2011, the parties jointly filed a request with the court for a conciliation hearing. On February 23, 2012, the court scheduled this hearing for May 29, 2012.

Company management considers that the conciliation agreement will have an approximate value of US$6 million, for which a provision has already been created.

c.	Airports—A lawsuit was filed against Aeropuerto de Ciudad Juárez, S. A. de C. V., a subsidiary of the Company, on November 15, 1995, claiming a portion of plots of land (240 hectares) where the Ciudad Juárez International Airport is located, because such plots were claimed to have been incorrectly transferred to the Mexican government. The plaintiff sought a payment of US$120 million (approximately Ps.1,486 million) as an alternative to recovery of the land. In May 2005, an appeals court ruled that Aeropuerto de Ciudad Juárez, S. A. de C. V., had to return this land. The airport filed an amparo (constitutional claim), which was granted requiring the appellate court to re-analyze the case and the related evidence. On November 8, 2007, the Appeals Court issued a ruling declaring the previous sentence null, after which the plaintiffs filed an amparo, which was granted to them permitting them to continue the trial with the Mexican federal government as a party. The SCT filed an appearance in the case, responded to the complaint and requested removal to federal court due to lack of jurisdiction by the current court. On May 11, 2010, the court ruled in favor of the SCT´s motion and remanded the case to federal court. On June 2, 2010, the plaintiffs filed another amparo (constitutional claim) with the First District Court of the State of Chihuahua, which on November 10, 2010 confirmed the ruling removing the case from state court.On November 29, 2010, the plaintiffs filed a motion for review of the November 10, 2010 ruling, which will be heard by a Circuit Court, and is still pending.

As of the date of these consolidated financial statements, the Company reports this matter as a contingency due to the fact that the substance of the claim has not been definitively ruled upon even though the SCT has now appeared in the case. The Company believes that in the event of an unfavorable ruling, the economic repercussions of the lawsuit will be borne by the Federal government, as established in the concession title. Accordingly, the Company has not recorded any provisions for this matter.

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

d.	Tren Urbano in Puerto Rico—In 2005, the Highway and Transportation Authority of Puerto Rico (“HTA”), (the client of ICA Miramar), filed a lawsuit against ICA Miramar for the indemnification in a lawsuit between the HTA and its main contractor in the Puerto Rico Urban Train project. The main contractor filed the lawsuit on December 24, 2003, and the HTA filed a counterclaim on November 23, 2004. ICA Miramar estimates that the lawsuit could result in a liability for the Company of approximately U.S.$ 4 million.

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

e.	Performance guarantees—In the ordinary course of business, the Company is required to secure construction obligations, mainly related to the completion of construction contracts or the quality of its work, by granting letters of credit or bonds. At December 31, 2011, the Company had granted bonds to its customers for Ps.20,401 million and U.S.$277 million, respectively.

Additionally, the Company has issued letters of credit to guarantee its performance obligations under certain concession arrangements and construction contracts, in the amount of Ps.2,835 million, U.S.$143 million dollars and $10 million euros.

25.	Risk managment

a.	Significant accounting policies

The significant accounting policies and adopted methods of recognition, valuation and basis of recognition of related income and expenses for each class of financial asset, financial liability and equity instrument is disclosed in Note 4.

b.	Categories of financial instruments and risk management policies

The main categories of financial instruments are:

Financial Assets	Classification of risk	December 31, 2011	December 31, 2010	January 1, 2010
Cash		Ps. 1,913,510	Ps. 813,309	Ps. 889,395
Restricted cash		6,054,749	1,543,578	1,833,086
Cash equivalents	Interest rate	2,931,455	2,162,075	1,788,186
Customers (1)	Credit and Operating	14,721,637	2,306,258	4,143,773
Other receivables	Credit and Operating	3,513,951	2,696,667	2,196,759
Customers—non current(1)	Credit and Operating	6,443,952	12,329,801	7,549,646
Financial assets from concessions	Credit and Interest rate	8,488,478	4,655,476	3,415,788
(1)	Cost and estimated earnings in excess of billings on uncompleted contracts is not considered a financial instrument, therefore it is not included.

Financial Liabilities	Classification of risk	December 31, 2011	December 31, 2010	January 1, 2010
Derivative financial instruments	Interest rate, Foreign exchange and Credit	Ps. 897,626	Ps. 1,116,727	Ps. 1,152,788
Notes payable and current portion of long-term debt	Interest rate, Foreign exchange and Liquidity	19,714,473	5,975,508	4,221,536
Long-term debt	Interest rate, Foreign exchange and Liquidity	30,320,024	26,029,040	18,448,689
Trade accounts payable	Interest rate, Foreign exchange and Liquidity	6,647,926	5,939,751	4,840,544
Accrued expenses and other	Liquidity, Interest rate, Foreign exchange and Credit	2,854,534	1,958,850	2,001,556
Other long-term liabilities	Operating and Liquidity	1,091,723	1,063,744	740,406

Based on the nature of its activities, ICA is exposed to different financial risks, mainly as a result of its ordinary business activities and its debt contracts entered into to finance its operating activities. The principal financial risks to which operating units are exposedt are: market risk (interest rates, currency exchange rates and foreign currency pricing), credit risk and liquidity risk.

Periodically, the Company’s management assesses risk exposure and reviews the alternatives for managing those risks, seeking to minimize the effects of these risks using financial derivatives to hedge risk exposures. The Board of Directors sets and monitors policies and procedures to measure and manage the risks to which the Company is exposed, which are described below.

c.	Market Risk

The Company is exposed to price risks, mainly for the following activities:

Construction Contracts

The construction contracts into which the Company enter are generally either (i) unit price or (ii) fixed price (either lump sum or not-to exceed). The evaluation of the risks related to inflation, exchange rates and price increases for each type of contract depends on if the contract is a public works contract or if it is with the private sector.

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

For fixed price contracts in the public sector, the Public Works and Services Law protects the contractors when adverse economic conditions arise that could not have been anticipated at the time of awarding the contract and thus were not considered in the initial contract bid. The Public Works and Services Law allows the Controller’s Office (Secretaria de la Función Pública) to issue guidelines through which public works contractors may recognize increases in their initial contract prices as a result of adverse economic changes The proposed application of these mechanisms for the public-to-private initiative is uncertain, but the proposed law would benefit the Public/Private Partnership (Proyecto para Prestacion de Servicios, or PPP) by introducing options to renegotiate, in good faith, the contract terms in the event of government action to increase the project costs or otherwise reduce contractual benefits to developers.

In recent years, the construction contracts have been increasingly of the fixed price type or mixed price contracts in which a portion of the contract is at fixed price and the rest at unit prices. While the Company has entered into contracts with unit pricing in the last three years, it believes that fixed price contracts are more prevalent in the construction market and the contracts that the Company enters into in the future will reflect this shift to fixed price contracts.

Additionally, it is expected that due to trends toward financing, future contracts related to concessions, infrastructure construction and industrial construction will restrict the price adjustment contract for additional work performed due to incorrect specifications in the original contract.

Concessions

The return to the Company on any investment in a concession for a highway, bridge, tunnel or wastewater treatment plant is based on the duration of the concession and the amount of capital invested, as well as the amount of the revenues obtained from use, debt servicing costs and other factors. For example, traffic volumes and, consequently, the revenues from highway tolls, are affected by several factors, including toll rates, the quality and proximity of alternate free highways, the price of fuel, taxes, environmental regulations, the purchasing power of the consumer and general economic conditions. The traffic volume of a highway is also strongly influenced by its integration into other highway networks.

Generally, the concession contracts and the Service Provision Projects (PPS) stipulate that the grantor must deliver the right-of-way to the land involved in the project in accordance with the construction program. If the grantor does not timely release such rights-of-way, the Company might be required to incur additional investments and suffer delays at the start of the operations and could therefore find it necessary to seek amendments to the concession contract or PPS. The Company cannot ensure that it will reach agreement on the amendments to any of such contracts. Particularly in relation to new projects, in which it absorbs construction costs, cost overruns may generate a capital base higher than that expected, which results in a lower capital return. Based on these factors, there is no assurance that its return on any investment in a highway, bridge, tunnel or residual water treatment plant concession matches the estimates established in the respective concession contract or PPS.

The concession titles are some of the principal assets of the Company, and it could not continue with the operations of any specific concession without the concessionaire rights granted by the governments involved. The granting governments may revoke any concession as established in the titles themselves and in the law applicable to the concession, which reasons might include that the development and/or maintenance programs were not duly fulfilled, that the operations were temporarily or permanently suspended, that the Company was unable to pay damages resulting from the operations, that it exceeded the maximum rates or that it did not comply with any significant other condition of a concession.

Additionally, the Mexican government may also terminate a concession, at any time, through a reversal of rights if, in accordance with applicable Mexican laws, it were considered to be in the public interest. The Mexican government may also assume the operation of a concession in the event of war, public unrest or a threat to national security. Furthermore, in the event of force majeure, the Mexican government may demand that the Company make specific changes in its operations. In the event of a reversal of assets in the public domain that were subject to the concessions held by the Mexican government, under Mexican laws, generally the Company may demand compensation for the value of the concessions or the extra costs incurred. By the same token, if the government took over the operations of the Company, provided that it was not for reasons of war, compensation is demanded from the government and from any third parties involved, for any resulting damages. Other governments generally have a similar condition in their construction contracts and in the applicable law. The Company cannot ensure that it would receive any compensation in a timely fashion or for an amount equivalent to the value of its investment in the concession, plus the respective lost profits or damages.

Interest rate risk management – This risk principally stems from changes in the future cash flows of debt entered into at variable interest rates (or with short-term maturity and presumable renewal) as a result of fluctuations in the market interest rates. The management of ICA examines the composition of revenues and debt and prepares a market analysis in an effort to anticipate any changes in interest rates. The purpose of managing this risk is to lessen the impact in the cost of the debt due to fluctuations in such interest rates. To mitigate this risk, the Company enters maintains an appropriate mix of fixed rate and variable rate loans and enters into financial derivatives which ensure fixed interest rates, establish maximum limits (ceilings) or narrow fluctuation bands for interest payments, relative to a substantial portion of any debt affected by such risk.

Such instruments include interest rate swap contracts and interest rate futures contracts. Hedging activities are assessed regularly so that they are in line with the interest rates and the identified risk. in order that the Company ensures that the most profitable hedging strategies are applied. As of December 31, 2011, the Company had an approximate Ps.50,035 million in outstanding debt, of which 21% has a fixed interest rate and the remaining 79% a variable interest rate. As of December 31, 2010, the Cpompany had an approximate Ps.32,005 million of outstanding debt, of which 26% had a fixed interest rate and the remaining 74% a variable interest rate. The interest rate on the variable rate debt of the Company is generally based on reference to the LIBOR rate and the TIIE rate.

The Company has entered into cash flow hedge contracts, including cash flows in foreign currency and other commercial derivative instruments for the duration of some of its long-term lines of credit, in order to reduce uncertainty due to interest rate fluctuations.

The hedge contracts might not protect the Company effectively against such market risks and could adversely affect its cash flow.

Analysis of interest-rate sensitivity – The following sensitivity analyses are based on the assumption of an adverse change in base points of the interest rates, in the amounts indicated, applicable to each category of variable rate financial liability. These sensitivity analyses cover all the debt of the Company and its financial derivatives. The Company determines its sensitivity analyses by applying the hypothetical interest rate to its outstanding debt and making adjustments due to such fluctuations for the debt which is hedged by the financial derivatives.

As of December 31, 2011, a hypothetical, instantaneous and adverse change of 100, 50 and 25 base points in the interest rate applicable to the variable rate financial liabilities, including financial derivatives only if they are held for hedging purposes, would have resulted in an additional financing expense of approximately Ps.228 million, Ps.116 million and Ps.59 million for the year, respectively. As of December 31, 2010, a hypothetical, instantaneous and adverse change of 100, 50 and 25 base points in the interest rate applicable to the variable rate financial liabilities, including financial derivatives only if they are held for trading purposes, would have resulted in an additional financing expense of approximately Ps.302 million Ps.155 million and Ps.99 million for the year, respectively.

Foreign exchange risk management – The Company performs transactions denominated in foreign currency; consequently, it is exposed to exchange rate risks, which are managed within the parameters of established and approved policies by using, as the case may be, exchange rate forward contracts when they are considered effective. The main risk related to the exchange rate involves changes in the value of the Mexican peso against the U.S. dollar.

In fixed price, lump sum or guaranteed maximum price contracts, estimates are made to try and contemplate the risk of fluctuations in the exchange rate between the Mexican peso and other currencies in which the contracts are expressed, included the related financing agreements, or other contracts entered into for the purchase of supplies, machinery or raw materials, ordinary expenses and other inputs. A severe devaluation or revaluation of the Mexican peso could also result in an interruption in the international currency markets and could limit the ability to transfer or convert pesos to U.S. dollars and other currencies in order to make the timely payment of interest and principal on the related obligations expressed in U.S. dollars or in other currencies. Although the Mexican government does not currently restrict, and has not restricted since 1982, the right or ability of

Mexican individuals or business entities to convert pesos into U.S. dollars or other currencies, or to transfer them outside Mexico, the Mexican government could institute exchange control policies in the future. It cannot be guaranteed that the Banco de México will maintain its current policy regarding the peso. The fluctuation of the currency may have an adverse effect on the Company’s financial position, results of operations and cash flows in future years. It is possible that the hedge contracts will not effectively protect the Company from such market risk and could negatively impact its cash flows.

As of December 31, 2011, approximately 22% of consolidated revenues and 47% of consolidated debt were expressed in foreign currencies, mainly U.S. dollars. An appreciation of the Mexican peso against the U.S. dollar would reduce the dollar-denominated revenues when expressed in pesos, whereas a depreciation of the peso against the U.S. dollar would increase the Company’s obligations under debt agreements when expressed in pesos.

Furthermore, currency fluctuations could affect the compatibility of the results of operations between different financial periods, due to the translation of the financial results of foreign subsidiaries, such as Rodio Kronsa. The majority of the revenues and expenses of Rodio Kronsa are expressed in euros, and the Company believes that it has a natural protection against the exposure to the exchange rate risk in relation to the contracts expressed in euros. Several of ICA’s subsidiaries have a lower exposure to risk in foreign currencies with respect to their foreign-currency denominated obligations, because a higher percentage of their revenues are expressed in U.S. dollars.

On December 31, 2011 and 2010, approximately 21% and 28%, respectively, of the Company’s backlog was denominated in foreign currencies, and approximately 56% and 50%, respectively, of the accounts receivable were denominated in foreign currencies. As of December 31, 2011 and 2010, approximately 21% and 18%, respectively, of consolidated financial assets were denominated in foreign currencies and the rest in Mexican pesos. Furthermore, as of December 31, 2011 and 2010, approximately 47% and 39%, respectively, of consolidated debt was expressed in foreign currencies. A depreciation of the Mexican peso against the U.S. dollar would increase the peso cost of the costs and expenses denominated in foreign currency and, unless they were denominated in the same currency as the source of payment (as established by ICA’s risk management policies) of the servicing obligations for debt expressed in foreign currency. As of the second half of 2011, the Mexican peso has depreciated substantially against the U.S. dollar, falling 11.08% from June 30, 2011 to December 31, 2011. The Mexican peso stabilized in the final quarter of 2011.

Foreign currency sensitivity analysis – The following sensitivity analyses are based on the scenario of a hypothetical, instantaneous, unfavorable changed in exchange rates, which affects the foreign currencies in which the Company’s debt is expressed. These sensitivity analyses cover the Company’s liabilities denominated in foreign currency, as well as its derivative financial instruments. Sensitivity is determined by applying a hypothetical exchange rate change to the outstanding debt expressed in foreign currency and subsequently adjusting for this fluctuation based on the debt hedged by derivative financial instruments.

As of December 31, 2011, a hypothetical, instantaneous, unfavorable changed in the exchange rate of 100 Mexican cents to the currency exchange rate applicable to the Company’s debt, including derivative financial instruments not held for trading purposes (and excluding the debt hedged by instruments held for trading purposes), would have resulted in an estimated exchange loss of approximately Ps.1,318 million pesos based on the highest value in pesos of the debt expressed in foreign currency. As of December 31, 2011, the Company did not hold any derivative financial instruments for trading purposes.

UDI exchange rate risk management – Although a portion of the Company’s long-term debt is denominated in UDIs, there is no exchange risk because Trust Securitization Certificates (CBFs) were issued in the same currency as that in which the payments to be received from the federal government agency will be denominated under the project to which the debt is related. Required principal repayments to date have been made and the Company has access to all the resources issued under the CBFs. Accordingly, the Company believes it has sufficient liquidity needed to conclude its construction of corporate infrastructure and begin its operation.

UDI sensitivity analysis – The Company’s debt in UDIs is naturally hedged because its revenues are indexed for inflation monthly according to the INPC published by the INEGI. Consequently, the 25% portion of its debt denominated in UDIs is not subject to any exchange risk. Based on a projected inflation rate of the INPC of 4.5%, the ratio between debt service to total revenues is 26.28%, while the debt is paid regardless of the Company’s performance. If inflation were 10% throughout the entire project period, the ratio between the debt service to total revenues would be 15.54% and the Company’s debt would be paid regardless of its performance. If inflation were 0% throughout the entire project period, the ratio between the debt service to total revenues would be 37.26% and the Company’s debt would be paid regardless of this performance, although the total debt service reserve would be utilized for this purpose.

The sensitivity analysis does not reflect the inherent exchange risk because the Company’s exposure at year-end does not reflect its exposure throughout the year.

The carrying values of monetary assets and liabilities denominated in foreign currency at the end of the reporting period are as follows (figures in thousands):

	Liabilities		Assets
Currency	2011	2010	2011	2010
U.S. dollars	(26,848,146)	(14,358,198)	17,203,010	12,250,425
Euros	(1,439,494)	(1,589,765)	858,134	776,237
Soles	(1,243,861)	(724,845)	309,536	596,146
UDIs	1,842,659	—	—	—

d.	Credit risk

Credit risk management – Credit risk refers to the risk whereby one of the parties defaults on its contractual obligations, thereby generating a financial loss for the Company. To the extent possible, this risk is managed to reduce its impact by reviewing the solvency of the Company’s potential customers before entering into a contract. Once contracts are underway, the credit rating of uncollected amounts is periodically reviewed and the estimated recoverable amounts derived from doubtful accounts are analyzed by applying provisions to the results of the year. The credit risk has historically been very limited.

The Company’s maximum credit risk exposure is based on the table amounts detailed in Note 21. Similarly, details of overdue, unimpaired accounts receivable are included in Note 8.

ICA has adopted the policy of only doing business with solvent parties and obtaining sufficient collateral when necessary, so as to mitigate the risk of financial losses derived from potential default. Likewise, the Company only performs transactions with entities with the highest possible risk rating. The Company’s credit exposure is reviewed and approved by its senior management committees. The credit risk derived from cash, cash equivalents and derivative financial instruments is limited because counterparts are banks with high credit ratings assigned by credit bureaus. The financial instruments which potentially expose the Company to credit risks are primarily composed by receivable certifications and uncertified work completion (generically known as “construction instruments”) and other accounts receivable.

Claims are occasionally filed against customers for additional project costs which exceed the contract price or for amounts which were not included in the original contract price, including modification orders. This type of claim is filed for issues such as delays attributable to the customer, higher unit prices or the modification of the initial project scope, thereby resulting in additional indirect or direct costs. These claims are often subject to long arbitration or legal processes or procedures involving external experts, meaning that it is difficult to accurately forecast when they will be definitively resolved. When this occurs and it has unresolved claims, ICA can invest significant amounts of working capital in projects to cover excess costs while claims are resolved. In the specific case of modification orders, ICA can reach an agreement with the customer regarding the work scope, albeit without determining the final price. In this case, the opinion of external experts may be required to appraise unfavorable prices determined outside the Company’s control. As of December 31, 2011 and 2010, ICA had allowances for doubtful accounts of Ps.1,413 million and Ps.654 million related to commercial contracts and accounts receivable, including an allowance for doubtful accounts of Ps.143 million in the Airport segment related to the bankruptcy of the airlines of the Mexicana Group. The failure to quickly recover resources from this type of claim and modification orders could have a significant adverse effect on the Company’s liquidity and financial position.

Other accounts receivable are composed by amounts receivable from associated companies and notes receivable. The Company considers that these amounts will not result in a significant credit risk concentration.

e.	Liquidity risk

Liquidity risk management – This risk is generated by temporary differences between the funding required by the Company to fulfill business investment commitments, debt maturities, current asset requirements, etc., and the origin of funds generated by its regular activities, different types of bank financing and disinvestment. This risk management is intended to maintain a balance between the flexibility, period and conditions of credit facilities contracted to provide short, medium and long-term funding requirements. In this regard, the Company’s use of project financing and debt with limited resources, as described in Note 21, and the short-term financing of current assets are particularly noteworthy. The Executive Committee of ICA is ultimately responsible for liquidity management. This Committee has established appropriate liquidity management guidelines. The Company manages its liquidity risk by maintaining reserves, financial facilities and adequate loans, while constantly monitoring projected and actual cash flows and reconciling the maturity profiles of financial assets and liabilities.

The following table shows the remaining contractual maturities of the Company’s non-derivative financial liabilities, together with agreed reimbursement periods. This table has been prepared based on the projected non-discounted cash flows of financial assets and liabilities at the date on which ICA must make payments and collect outstanding amounts. The table includes projected interest cash flows such as disbursements required for the financial debt included in the consolidated statement of financial position as well as with interest earned on financial assets. As interest is accrued at variable rates, the non-discounted amount is derived from interest rate curves at the end of the reporting period. Contractual maturity is based on the earliest date when ICA must make the respective payment.

As of December 31, 2011	1 year		Up to 2 years		Up to 3 years		Up to 4 years		Up to 5 years		Up to 6 years and thereafter		Total
Derivative financial instruments	Ps.	895,174	Ps.	2,452	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	897,626
Notes payable		5,826,272		—		—		—		—		—		5,826,272
Long-term debt(1)		13,888,201		1,194,791		1,245,182		1,835,591		2,634,533		23,409,927		44,208,225
Fixed interest		1,762,971		1,704,264		1,643,093		1,587,653		1,517,556		13,543,703		21,759,240
Variable interest		871,060		688,697		610,210		588,721		543,903		5,225,286		8,527,877
Trade accounts payable		6,647,926		—		—		—		—		—		6,647,926
Accrued expenses and Other		2,854,534		—		—		—		—		—		2,854,534
Other long-term liabilities				694,242		49,781		26,849		23,929		296,922		1,091,723

Total	Ps.	32,746,138	Ps.	4,284,446	Ps.	3,548,266	Ps.	4,038,814	Ps.	4,719,921	Ps.	42,475,838	Ps.	91,813,423

As of December 31, 2010	1 year		Up to 2 years		Up to 3 years		Up to 4 years		Up to 5 years		Up to 6 years and thereafter		Total
Derivative financial instruments	Ps.	883,876	Ps.	232,851	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,116,727
Notes payable		4,700,864		—		—								4,700,864
Long-term debt(1)		1,274,644		12,364,407		643,892		664,207		867,082		11,489,452		27,303,684
Fixed interest		526,353		507,483		469,285		448,497		424,231		3,296,795		5,672,644
Variable interest		1,090,013		866,344		579,241		553,158		526,362		5,169,697		8,784,815
Trade accounts payable		5,939,751		—		—		—		—		—		5,939,751
Accrued expenses and Other		1,958,850		—		—		—		—		—		1,958,850
Other long-term liabilities		—		1,063,744		—		—		—		—		1,063,744

Total	Ps.	16,374,351	Ps.	15,034,829	Ps.	1,692,418	Ps.	1,665,862	Ps.	1,817,675	Ps.	19,955,944	Ps.	56,541,079

As of January 1, 2010	1 year		Up to 2 years		Up to 3 years		Up to 4 years		Up to 5 years		Up to 6 years and thereafter		Total
Derivative financial instruments	Ps.	707,959	Ps.	222,415	Ps.	222,414	Ps.	—	Ps.	—	Ps.	—	Ps.	1,152,788
Notes payable		3,564,187												3,564,187
Long-term debt(1)		657,349		1,349,689		6,401,475		609,820		605,126		9,482,579		19,106,038
Fixed interest		528,140		543,748		515,257		487,883		455,259		1,864,050		4,394,337
Variable interest		579,545		428,360		324,493		283,941		266,982		2,421,930		4,305,251
Trade accounts payable		4,840,544		—		—		—		—		—		4,840,544
Accrued expenses and Other		2,001,556		—		—		—		—		—		2,001,556
Other long-term liabilities		—		222,968		462,292		18,437		18,354		18,355		740,406

Total	Ps.	12,879,280	Ps.	2,767,180	Ps.	7,925,931	Ps.	1,400,081	Ps.	1,345,721	Ps.	13,786,914	Ps.	40,105,107

(1)	The debt amount does not include financing commissions or expenses.

The amounts forming part of the debt contracted with credit institutions include fixed and variable rate instruments. Variable-rate financial liabilities are subject to change when variable interest rates differ from the estimated interest rates determined at the end of the reporting period and presented at their fair value.

The Company expects resources from its operations, to be received when the related financial assets mature, to be sufficient to fulfill financial obligations. Furthermore, the Company has access to revolving credit lines with different banking institutions.

f.	Financial instruments at fair value

The fair value of financial instruments presented below has been determined by the Company using available market information or other valuation techniques that require judgment and interpretation to develop estimates of fair values. The Company also uses assumptions that are based on market conditions existing at each of the dates of the consolidated statements of financial position.

The use of different assumptions and / or estimation methods could have a material effect on the estimated fair value amounts.

Financial instruments valued at fair value have been grouped into levels 1 to 3 according to the characteristics of the hierarchy that corresponds to them, identified in IFRS 7, which are:

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

The amounts of cash and cash equivalents of the Company as well as accounts receivable and payable by third parties and related parties, and the current portion of bank loans and long-term debt approximate fair value because they have short maturities term. The long-term debt of the Company is recorded at amortized cost and bears interest at both fixed rates and variable rates related to market indicators.

The fair value of long-term debt in the following disclosure was obtained by using the quoted market prices or quotes from operators for similar instruments. The fair value of other financial instruments was determined using other techniques such as estimated cash flows, considering the dates of cash flow in term structure of interest rates, discounting these cash flows using rates that reflect the counterparty risk and the risk of the Company for the term of reference. The fair value of interest rate swaps is calculated as the present value of estimated future net cash flows. The fair value of currency futures is determined using the exchange traded futures as of the date of the consolidated statement of financial position.

	Year ended December 31, 2011				Quoted prices in active markets for identical assets (Level 1)				Other significant observable inputs (Level 2)
	2011		2010		2011		2010		2011		2010
Assets
Derivative financial-assets	Ps.	322,929	Ps.	26,709	Ps.	—	Ps.	—	Ps.	322,929	Ps.	26,709
Total financial assets at fair value		322,929		26,709		—		—		322,929		26,709
Liabilities
Derivative fiancial-liabilities	Ps.	1,038,023	Ps.	1,105,967		—		—	Ps.	1,038,023	Ps.	1,105,967
Total financial liabilities at fair value		1,038,023		1,105,967		—		—		1,038,023		1,105,967

The carrying amounts of financial instruments by category and their estimated fair values at December 31, 2011 and 2010 and January 1, 2010 are as follows:

	December 31, 2011				December 31, 2010				January 1, 2010
Financial assets:	Carrying amount		Fair value		Carrying amount		Fair value		Carrying amount		Fair value
Cash and cash equivalents and restricted cash	Ps.	10,899,714	Ps.	10,899,714	Ps.	4,518,962	Ps.	4,518,962	Ps.	4,510,667	Ps.	4,510,667
Loans and receivables:
Customer and other current receivables		33,168,016		33,168,016		21,988,202		21,988,202		17,305,966		17,305,966
Trade accounts payable and other current liabilities		(10,594,183)		(10,594,183)		(8,962,345)		(8,962,345)		(7,582,506)		(7,582,506)
Long-term debt		(44,796,141)		(46,805,571)		(27,644,262)		(28,292,437)		(19,452,798)		(20,026,971)
Derivative designated as hedging:
Interest rate swaps		(894,649)		(894,649)		(808,488)		(808,488)		(485,544)		(485,544)
Exchange rate swaps		(29,771)		(29,771)		(137,659)		(137,659)		(303,358)		(303,358)
Options interest rate		—		—		(170,579)		(170,579)		(363,886)		(363,886)

The fair values of certain financial instruments disclosed above at December 31, 2011 and 2010 and January 1, 2010 do not differ from their carrying value because the values observed in the market are very similar to those recorded in the related period, based on the nature of the asset and/or its short-term maturity.

There were no transfers between Level 1 and 2 in 2011 or 2010.

Maturities of derivative financial instruments at December 31, 2011, are as follows:

Maturity	0 to 1 year		2 to 3 years		3 to 5 years		Over 5 years		Total
Derivative financial instruments	Ps.	(527,939)	Ps.	(889,897)	Ps.	(235,100)	Ps.	(111,061)	Ps.	(1,763,998)

26.	Stockholders’ equity

a.	Equity risk management

The Company’s equity management is intended to maintain an optimum financial-net worth structure to reduce capital costs and safeguard its capacity to continue its operations with sound indebtedness ratios.

The Executive Committee quarterly reviews the Company’s equity structure. As part of this review, the Committee considers capital costs and the risks associated with each capital type. The equity structure is essentially managed based on an analysis of Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), which is calculated in the following manner: income attributable to controlling interests plus income attributable to non-controlling interests, discontinued operations, income taxes, otherexpenses (income), net, less the participation in the equity held in unconsolidated subsidiaries and associated entities, plus borrowing costs, depreciation, amortization and the borrowing costs included in the cost of sales of projects financed during the construction stage.

	December 31, 2011		December 31, 2010
Income from controlling interests	Ps.	1,480,289	Ps.	629,454
Income from non-controlling interests		310,000		341,458
Discontinued operations		(1,483,859)		(245,991)
Income taxes		(33,205)		284,347
Share in results of associated companies		(38,303)		(79,618)
Borrowing costs		3,461,503		1,308,343
Depreciation and amortization		1,267,200		1,191,713
Interest expense included in cost of sales		1,624,274		1,099,628

EBITDA	Ps.	6,587,899	Ps.	4,529,334

b.	At December 31, 2011, the authorized common stock of the Company is Ps. 8,503 million with a single class of common stock without par value, comprised of the following:

	Shares	Amount
Subscribed and paid shares	604,679,197	Ps.	8,334,043
Shares held in treasury	12,495,459		168,676

	617,174,656	Ps.	8,502,719

c.	At the Ordinary Shareholders’ Meeeting held on November 17, 2011, the shareholders approved an increase in the reserve fund for the purchase of Company shares up to Ps.1,850 million, authorizing making available fund to purchase up to that amount of Company shares. Additionally, the shareholders approved the cancellation of up to 32,748,689 shares repurchased, equivalent to about 5% of shares outstanding at December 31, 2010. At a previous Ordinary Shareholders’ Meeting on April 14, 2011, the shareholders approved a maximum reserve of Ps.1,000 million to repurchase Company stock.

d.	At the Stockholders’ Ordinary General Meeting on April 14, 2011, and April 15, 2010, the stockholders approved the results of operations for the years ended December 31, 2010 and 2009, respectively.

e.	A Stockholders’ Special Meeting held on June 25, 2009, the following resolutions were adopted: i) cancel up to 5,349,500 of the Company’s shares of variable capital, which were held in treasury, acquired under the share buyback program established by the Mexican Securities Law, ii) adjust the total number of shares representing authorized common stock of 499,923,345 shares to their theoretical value in effect at the acquisition date, and iii) increase the variable capital of the Company through the issuance and placement of up to 150 million unsubscribed shares, up to a maximum amount equivalent to U.S.$350 million through a public offering and over-allotment, both in the Mexican market (30%), and in foreign markets (70%), in the latter case through Nonredeemable Ordinary Participation Certificates (CPOs) or American Depositary Shares (ADSs), each one representing four CPOs, and each CPO with the underlying value of one share.

f.	As part of the resolutions made at the Stockholders’ Ordinary General Meeting on April 24, 2009, the Board of Directors proposed to approve the number of shares that represent the Company’s minimum fixed capital at the end of 2008 to be 34,693,284. The resulting average theoretical value of such shares derived from the consolidation regime was Ps.13.8560 per each subscribed and paid-in share. Consequently, the Company’s minimum fixed capital amounts to Ps.481 million. Variable capital is unlimited.
g.	Option plan- At the Ordinary General Stockholders’ meeting of March 31, 2000, the stockholders agreed to establish an employee stock option plan. The option plan will be effective for ten years. Under the option plan, ICA’s employees were able to acquire treasury shares at the quoted market price of the day before the grant date, which may not be lower than Ps.22.50 (pesos per share). The term for exercising the option is seven years. Shares obtained through options may only be sold in Mexico through the Mexican Stock Exchange, by following the provisions of the Mexican Law related to confidential information. The maximum annual amount of options for the purchase of shares that may be granted may not exceed 1.5% of the total amount of outstanding shares at December 31 of the previous year.

At the Ordinary General Stockholders’ meeting held on April 16, 2004, the stockholders agreed to the cancellation of the Option Plan to purchase shares of ICA agreeing to maintain existing outstanding options until their expiration. Therefore, the Company maintained in its treasury 24,961,842 shares, to be subscribed and paid, valued at $ 22.5. All allocations of shares for the options were made during 2005, except for the allocation related to the 2003 grants, which were made in April 2006. Through 2008, 3,408,634 options have been exercised. During 2010 and 2009, 113,485 and 35,308 options were exercised, respectively, minus 231,887 and 166 shares transferred from the option plan to the share plan at 2009 and 2005, respectively. The balance of treasury shares held for the option plan of 370.827, was transferred to the share plan during 2010.

The following table reflects the Company’s employee stock option activity from January 1, 2010 through December 31, 2010, and the weighted average exercise prices:

	Number of Shares	Weighted Average Exercise Price
Options outstanding and exercisable at January 1, 2010	286,700	Ps. 22.50
Granted	—	—
Expired	173,215	22.50
Exercised	113,485	22.50

Options outstanding and exercisable at December 31, 2010	—	—

h.	Shares plan—At December 31, 2005, the number of shares held in treasury assigned to meet the Company’s obligation under the employee bonus plan was 9,647,899, of which at December 31, 2008, 3,308,313 shares were granted. During 2010 and 2009, 3,627,389 and 2,819,452, respectively, of shares were issued to employees of ICA.

Based on the resolutions adopted at the stockholders’ special meeting of June 25, 2009, it was agreed: i) to transfer 231,887 shares held in treasury for purposes of the option plan, whose rights were not exercised within the respective deadlines as established in the option plan, to be used for the executive stock plan, ii) for subsequent years, transfer, for use in conjunction with the executive stock plan, the shares dedicated to the option plan, whose option rights were not exercised within the respective deadlines. Accordingly, during 2010, 370,827 of treasury shares held to cover the option plan were transferred to be used for the employee bonus plan.

The balance at December 31, 2011 of shares in treasury for the employee stock plan is 495,459 shares.

i.	During 2011, 2009 and 2008, the Company repurchased from the stock market 48,534,300, 371,500 and 4,978,000, respectively, of its own shares for Ps.668,928, Ps.5,148 and Ps.68,976, respectively, (nominal value). The latter two amounts are included in the shares referred to in subparagraph h) above.

j.	Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. Any tax paid on such distribution may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

27.	Non-controlling interest in consolidated subsidiaries

Non-controlling interest consists of the following:

	December 31, 201		December 31, 2010		January 1, 2010
Common stock	Ps.	2,867,521	Ps.	|3,206,437	Ps.	3,101,103
Contributions for future capital increases		143,047		118,547		118,547
Retained earnings and others		1,005,614		419,525		306,562

	Ps.	4,016,182	Ps.	3,744,509	Ps.	3,526,212

The fluctuation in the non-controlling interest mainly occurs because of the effects of the dividends received and the effects of incorporation of subsidiaries.

28.	Discontinued operations

a.	As discussed in Note 3, on August 24, 2011, ICA negotiated the sale of the “Corredor Sur” toll highway, a concession segment subsidiary, to Empresa Nacional de Autopistas, S.A. de C.V. (“ENA”). Amounts are presented within discontinued operations in the consolidated statement of comprehensive financing. Consideration received exceeded the carrying value of the related net assets. Details of the assets and liabilities sold and the related gain generated by the sale are discussed below.

b.	Condensed financial information of Corredor Sur is as follows:

	Eight months ended August 31, 2011		Year ended December 31, 2010
Revenues	Ps.	476,145	Ps.	646,750
Services cost		(114,749)		(198,629)

Gross profit		361,396		448,121
Operation expenses		(25,976)		(40,176)

Operating income		335,420		407,945
Financing cost		(661,038)		(125,184)

(Loss) income before income taxes		(325,618)		282,761
Income taxes		20,752		(36,770)

(Loss) income from discontinued operations	Ps.	(304,866)	Ps.	245,991

c.	Assets and liabilities on which control was lost:

	December 31, 2010		January 1, 2010
Assets:
Cash and cash equivalents	Ps.	322,474	Ps.	703,028
Accounts receivable		31,375		30,552
Investment in concession		1,938,790		2,094,629
Other assets		364,870		614,920

		2,657,509		3,443,129

Liabilities:
Note payables		1,752,798		1,898,444
Other liabilities		313,755		356,674

		2,066,553		2,255,118

Net assets sold	Ps.	590,956	Ps.	1,188,011

d.	Income from sale of subsidiary:

	September 2011
Consideration received	Ps.	3,277,147
Less:
Net assets sold		64,211
Others (1)		372,584
Loss for the period from discontinued operation		304,866
Income tax attributable to the operation		1,051,627

Gain on sale of subsidiary	Ps.	1,483,859

(1)	Includes grain from foreign operations for Ps. 73 million generated through the date of disposal and provision for legal indemnizations for Ps.333 million.

Gain sale of subsidiary is presented in income from discontinued operations in the consolidated statement of comprehensive income.

e.	Cash flows from discontinued operations

	December 31, 2011
Consideration received in cash	Ps.	3,277,147
Less: balance of cash and equivalents from discontinued operations		322,474

Net cash from discontinued operation	Ps.	2,954,673

f.	Basic earnings and diluted earnings per share from discontinued operations for the year ended December 31, 2011 and 2010, amounts to Ps.2.349 and Ps.0.379, respectively.

29.	Continuing operations

a.	Cost of sales from continuing operations consist of the following:

	Year ended December 31, 2011		Year ended December 31, 2010
Direct cost	Ps.	30,679,892	Ps.	24,438,291
Indirect cost		3,543,429		2,831,495
Cost of sales of housing		1,731,461		1,947,752
Cost of sales of real estate		410,830		264,366
Others		(186,234)		11,334

	Ps.	36,179,378	Ps.	29,493,118

b.	Costs and expenses for depreciation, amortization and employee benefit are as follows:

			Year ended December 31, 2011
			Indirect
	Direct cost		Cost		General expenses		Total
Depreciation	Ps.	135,325	Ps.	63,060	Ps.	63,469	Ps.	261,854
Amortization		576,112		400,727		28,507		1,005,346
Wages and salaries		5,694,613		463,324		1,223,603		7,381,540
Development and improvements		1,248		6,324		48,489		56,061

Bonus to employees		—		—		199,626		199,626

			Year ended December 31, 2010
			Indirect
	Direct cost		Cost		General expenses		Total
Depreciation	Ps.	321,605	Ps.	11,566	Ps.	54,575	Ps.	387,746
Amortization		372,037		403,289		28,641		803,967
Wages and salaries		5,416,329		—		1,081,113		6,497,442
Development and improvements		445		3,998		41,206		45,649

Bonus to employees		—		—		89,879		89,879

Note 35 presents an analysis of revenues classified by the Company’s main products and services.

30.	Other (income) expense, net

Other (income) expense, net, consists of the following:

	Year ended December 31, 2011		Year ended December 31, 2010
(Gain) loss on sales of property, plant and equipment	Ps.	(5,519)	Ps.	21,312
(Gain) loss on sale of investments in shares		(466,821)		9,682
Other		(22,352)		(726)

	Ps.	(494,692)	Ps.	30,268

31.	Financing cost

Financing cost is detailed as follows:

	December 31, 2011
			Capitalized in
			statement of		Results
	Total		financial position		Project financing		Financing cost
Interest expense	Ps.	3,957,160	Ps.	502,335	Ps.	1,656,626	Ps.	1,798,199
Interest income		(337,033)		(18,570)		(32,352)		(286,111)
Exchange loss		1,425,010		9,302		(152,491)		1,568,199
Valuation of derivative financial instruments		381,940		—		724		381,216

Total	Ps.	5,427,077	Ps.	493,067	Ps.	1,472,507	Ps.	3,461,503

	December 31, 2010
			Capitalized in
			statement of		Results
	Total		financial position		Project financing		Financing cost
Interest expense	Ps.	2,877,804	Ps.	241,955	Ps.	1,283,263	Ps.	1,352,586
Interest income		(393,464)		(3,952)		(39,671)		(349,841)
Exchange loss		6,571		6,197		10,561		(10,187)
Valuation of derivative financial instruments		299,485		—		(16,300)		315,785

Total	Ps.	2,790,396	Ps.	244,200	Ps.	1,237,853	Ps.	1,308,343

32.	Related party balances and transactions

a.	At December 31, 2011 and 2010, accounts receivable and accounts payable with related parties are as follows:

	December 31, 2011		December 31, 2010		January 1, 2010
Accounts receivable:
Fluor Daniel South America Limited	Ps.	39,960	Ps.	32,946	Ps.	33,527
Red de Carreteras de Occidente, S.A.P.I.B. de C.V.		764,981		261,464		156,836
Los Portales, S.A. (1)		—		—		30,680
Fluor Daniel Mexico, S.A.		21,335		58,550		127,604
Global Vía Infraestructura		56,970		—		—
Viabilis Holding, S.A. de C.V.		1,245		938		35,406
Constructora Mexicana de Infraestructura Subterránea, S.A. de C.V. (1)		276,678		238,075		325,644
Constructora de Infraestructura de Agua de Querétaro, S.A. de C.V. (1)		110,272		99,431		13,494
Suministro de Agua de Querétaro, S.A. de C.V. (1)		44,677		25,791		—
Constructora Nuevo Necaxa-Tihuatlan, S.A. de C.V. (1)		107,490		10,115		—
Infraestructura y Saneamiento de Atotonilco, S.A. de C.V.		19,375		14,244		—
Corporación Geo, S.A. de C.V.		—		13,514		—
Otros		55,270		37,057		46,341

Total	Ps.	1,498,253	Ps.	792,125	Ps.	769,532

Accounts payable:
Controladora García Velez, S.A. de C.V.	Ps.	—	Ps.	—	Ps.	163,332
Aeropuerto de Paris Management		64,399		50,060		53,199
Hotel N H Cristal, S.A. de C.V.		28,122		33,541		24,053
Autopistas Concesionadas del Altiplano, S.A. de C.V.		—		100,810		—
Constructora Nuevo Necaxa-Tihuatlan, S.A. de C.V. (1)		—		71,093		—
Fluor Daniel Mexico S.A.		11,491		51,169		—
Los Portales, S.A. (1)		—		16,122		—
Grupo Rodio Kronsa(1)		—		23,910		—
Construcciones y Trituraciones, S.A. de C.V. (1)		—		23,478		—
Aqualia Infraestructura, S.A.		25,925		20,292		—
Operadora CICSA		32,234		—		— —
CARSO Infraestructura		38,649		—		—
FCC Construcción, S.A. de C.V.		143,346		20,163		—
Otras		50,355		56,505		94,278

Total	Ps.	394,521	Ps.	467,143	Ps.	334,862

(1)	Proportionately consolidated.

b.	Transactions with related parties, carried out in the ordinary course of business, were as follows:

	Year ended December 31, 2011		Year ended December 31, 2010
Construction revenues	Ps.	2,444,828	Ps.	1,195,836
Services rendered		304,150		383,162
Royalties		75,608		64,245
Equipment leasing expense		61,710		25,738
Cost and services expenses		276,955		35,163
Financing cost		10,050		—
Equipment leasing income and other		92,214		99,113

c.	For the years ended December 31, 2011 and 2010, the aggregate compensation of the directors and executive officers paid or accrued for services in all capacities was approximately Ps.208 million, Ps.210 million, respectively. We pay non-management directors Ps.44 thousand (nominal value) net of taxes for each Board of Directors meeting, corporate practices committee, finance and sustainability meeting or audit committee meeting they attend. Additionally we paid Ps.15 million and Ps.10 million net of taxes to the non-management directors and president of the Board of Directors for the year ended December, 31 2011 and 2010, respectively.

33.	Nonmonetary transactions

During the years ended December 31, 2011 and 2010, the Company performed the following nonmonetary investment activities, which are not reflected in its consolidated cash flow statement:

a.	The Company recognized construction revenues which were exchanged for intangible assets at December 31, 2011 and 2010, for the amount of Ps.1,768 million and Ps.1,459 million, respectively. Construction costs are considered as an operating activity.

b.	As discussed in Note 4, the Company sold 100% of the shares of COVIQSA and CONIPSA to RCO. This acquisition was essentially settled through payments of Ps.1,550 million in shares and Ps.350 million in additional shares subject to the fulfillment of certain conditions (additional payment).

c.	In December 2010, ICA established a Trust to guarantee the accounts receivable of the Esmeralda Resort Project for the amount of Ps.1,425 million, whereby buildings under construction, the golf course and top-level beach zone land composed by more than 289 hectares were awarded. In October 2011, ICA obtained a payment in-kind composed by land ownership for the amount of the Ps.152 million pesos (see Note 24).

d.	As discussed in Note 4, until November 2011, the Company jointly controlled the shares of Geoicasa, S.A. de C.V. (Geoicasa) and Grupo Punta Condesa, S.A. de C.V. (Condesa). In December 2011, it sold 50% of the shares of Geoicasa and received the remaining 50% of the shares of Condesa as payment.

e.	In November 2011, the Company acquired machinery through capital leases for the amount of Ps.141 million and subsequently recorded an asset and liability for the same amount. The contract was executed for a 27-month period.

34.	Retirement benefit obligation

The liability for employees derives from the pension plan, seniority premiums and payments at the end of employment to employees upon retirement, are determined using the project unit credit method, with actuarial valuations. The benefits consist of a single payment equal to 12 day’s salary for each year of service based on the employee’s most recent salary, but without exceeding twice the current minimum wage established by law.

In 2006, the Company created a defined benefit pension plan covering all active employees aged more than 65, who are part of the board of Empresas ICA, S.A.B. de C.V. and have a minimum of 10 years’ of service as a member of the board prior to their retirement. These employees are entitled to the benefits at the age of 55, with gradual reductions of the salaries considered for pension purposes. Beginning January 1, 2008, the plan deferred the early retirement age an additional two years, which such deferral ended in 2010.

The consolidated net cost of the period of obligations derived from the pension plan, payments at the end of employment to employees upon retirement and seniority premiums was Ps.87 million and Ps.60 million, respectively, and is as follows:

	Year ended December 31, 2011		Year ended December, 2010
Labor cost	Ps.	38,645	Ps.	28,672
Financial cost		39,394		24,474
Yield on plan assets		(1,677)		(1,346)
Past service cost		10,680		8,696

Net cost of the period	Ps.	87,042	Ps.	60,496

Cost recognized in other comprehensive income:

	Year ended December 31, 2011		Year ended December 31, 2010
Actuarial loss	Ps.	91,557	Ps.	25,730

The current values of obligations and the rates used in the calculation of the pension plan and seniority premiums are as follows:

	December 31, 2011		December 31, 2010		January 1, 2010
Vested benefit obligation	Ps.	(706,313)	Ps.	(480,676)	Ps.	(85,973)
Plan assets		94,780		18,116		(203,858)

Defined benefit obligation		(611,533)		(462,560)		(289,831)
Unrecognized past services cost		61,647		22,876		14,216

Net liability arising from defined benefit obligation	Ps.	(549,886)	Ps.	(439,684)	Ps.	(275,615)

Changes in the present value of the defined benefit obligations in the current period were as follows:

	December 31, 2011		December 31, 2010
Present values of obligations of the pension plan as of January 1	Ps.	462,560	Ps.	289,831
Actuarial service labor cost		38,645		28,672
Financial cost		39,394		24,474
Actuarial (gains) losses		(535)		(517)
Loss on change in obligations		78,537		137,037
Actuarial gain recognized in other comprehensive income		91,555		25,730
Benefit payments		(21,956)		(24,550)
Plan assets		(76,667)		(18,117)

Present values of defined benefit obligation as of December 31, 2011	Ps.	611,533	Ps.	462,560

Actual rates used in actuarial calculations:

	December 31, 2011%	December 31, 2010%	January 1, 2010%
Discount rate of the projected benefit obligation at present value	7.75%	7.97%	8.5%
Salary increase	5.50%	5.50%	5.5%
Yield on plan assets	7.75%	8.50%	9.0%

35.    Bussiness segment data

For management purposes, the Company is organized into six reportable segments, which are: Civil Construction, Industrial Construction, Housing Development, Airports, Concessions and Corporate and Other. These segments are the basis on which the Company reports its segment information. The segment reporting is presented considering internal reports on the business units of the Company, which are reviewed regularly by management for decision-making in the operating area in order to allocate resources to segments and assessing their yield.

Civil construction

The Civil Construction segment focuses on infrastructure projects in Mexico, including the construction of roads, highways, transportation facilities (such as mass transit systems), bridges, dams, hydroelectric plants, prisons, tunnels, canals and airports, as well as on the construction, development and remodeling of large multi-storied urban buildings, including office buildings, multiple-dwelling housing developments and shopping centers. The Civil Construction segment has also pursued opportunities in other parts of Latin America, the Caribbean, Asia and the United States, and in 2011 was pursuing select opportunities outside of Mexico and performing one construction project in Panama. The Civil Construction segment performs activities such as demolition, clearing, excavation, de-watering, drainage, embankment fill, structural concrete construction, concrete and asphalt paving, and tunneling. In 2011, the Civil Construction segment accounted for approximately 67% of total revenues.

Rodio Kronsa, until December 31, 2010 was presented as a separate segment in the Company’s MFRS financial statements. Effective January 1, 2011, the results of Rodio Kronsa are consolidated in the civil construction segment, considering its revenues and assets do not exceed 10%, coupled with the fact that control is exercised through the general management of ICA construction.

Industrial construction

The Industrial Construction segment focuses on the engineering, procurement, construction, design and commissioning of large manufacturing facilities such as power plants, chemical plants, petrochemical plants, fertilizer plants, pharmaceutical plants, steel mills, paper mills, drilling platforms and automobile and cement factories. In 2011, the Industrial Construction segment accounted for 12% of total revenues.

Housing Development

In 2011, the Housing Development segment accounted for 8% of total revenues. The Housing Development segment participates in all stages of the housing industry, including acquiring the land and the permits and licenses required to build on it, performing and procuring architectural and engineering design, facilitating buyer financing and constructing and marketing homes. Some construction services are subcontracted, such as urbanization.

The principal raw materials the Company requires for the Housing Development operations are cement, steel, construction aggregates, doors, windows and other housing fixtures.

In 2010, ICA expanded its operations in the Housing Development segment by increasing its stake in Los Portales, a real estate development company in Peru, from 18% to 50%, and participated in several new housing development projects in Mexico, including a joint venture with Prudential Investment Management, Inc. to develop social interest housing with PREI. During 2011 and 2010, the Company sold 6,797 and 7,116 houses, respectively. As of December 31, 2011, the Housing Development segment owned 1,703 hectares of land reserved for the construction of 94,375 housing units, totaling 38 projects in 14 different states in Mexico.

Airports

Through GACN, ICA operates 13 airports in the Central North region of Mexico pursuant to concessions granted by the Mexican government, including the Monterrey airport, which accounted for approximately 6% of our revenues in 2011 and 7% in 2010. The airports serve a major metropolitan area (Monterrey), three tourist destinations (Acapulco, Mazatlan and Zihuatanejo), two border cities (Ciudad Juarez and Reynosa) and seven regional centers (Chihuahua, Culiacan, Durango, San Luis Potosi, Tampico, Torreon and Zacatecas). All of the airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government.

Concessions

The concessions segment focuses on the construction, development, maintenance and operation of long-term concessions of toll roads, tunnels and water projects and accounted for 8% of total revenues in 2011. The construction work we perform on the concessions is included in the Civil Construction segment. During 2011, ICA participated in six operating concessioned highways and one operating concessioned tunnel (the Acapulco tunnel) that are consolidated in the financial statements, and in the management and operation of a water treatment plant in Ciudad Acuña and other water supply systems, including the Aqueduct II water supply system that we began proportionally consolidating in 2008.

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

The return on any investment in a concession is based on the duration of the concession, in addition to the amount of toll revenues collected or government payments based on operation volume, operation and maintenance costs, debt service costs and other factors. Recovery of the investment in highway concessions is typically accomplished through the collection of toll tariffs or, if under the Public Private Partnership (PPP) contract structure, a fixed payment for highway availability (together with a smaller shadow tariff based on traffic volume), or a combination of the two methods. The return on investment in the water treatment concessions is generally based on the volume of water supplied or treated.

To finance the obligations of the projects, ICA typically provides a portion of the equity and the rest is arranged through third party financing in the form of loans and debt securities. Recourse on the indebtedness is typically limited to the subsidiary engaged in the project. The investment of equity is returned over time once the project is completed. Generally, ICA contributes equity to a project by accepting deferred payment of a portion of its construction contract price. Depending on the requirements of each specific infrastructure concession project, ICA typically seeks to form a consortium with entities that have expertise in different areas and that can assist us in obtaining financing from various sources.

A summary of certain segment information is as follows (amounts may not add or tie to other accompanying information due to rounding):

	Construction			Housing			Corporate
	Civil	Industrial	Subtotal	Development	Airports	Concessions	and other	Total segments	Eliminations	Consolidated
December 31, 2011:
External revenues	Ps. 28,709,901	Ps. 5,210,482	Ps. 33,920,383	Ps. 3,506,778	Ps. 2,776,283	Ps. 3,129,808	Ps. 6,777	Ps. 43,340,029	Ps.(571,244)	Ps. 42,768,785
Intersegment revenues	16,794,323	445,668	17,239,991	3,107,453	2,295,690	9,292,325	2,024,173	33,959,632	571,244	34,530,876
Operating income	1,116,184	356,358	1,472,542	230,631	916,807	917,221	193,520	3,730,721	(34,296)	3,696,425
Financing income	(233,836)	(15,718)	(249,554)	(64,470)	(20,957)	(220,853)	(242,580)	(798,414)	512,303	(286,111)
Financing cost	813,373	97,941	911,314	161,620	224,789	647,427	2,201,715	4,146,865	(399,251)	3,747,614
Income tax expense (benefit)	658,775	83,202	741,977	66,870	153,881	389,870	(508,685)	843,913	(877,118)	(33,205)
Statutory employee profit sharing expense	8,169	43,876	52,045	8,951	3,491	—	—	64,487	—	64,487
Share in operations of associated companies	—	—	—	8,439	—	29,864	—	38,303	—	38,303
Segment assets	45,154,285	3,457,453	48,611,738	10,567,881	10,229,352	35,363,545	33,441,885	138,214,401	(39,326,328)	98,888,073
Investments in associated companies	921	—	921	191,714	—	(455)	26,289,475	26,481,655	(26,287,762)	193,893
Segment liabilities (1)	17,770,177	2,835,554	20,605,731	4,437,624	1,927,962	6,321,815	6,842,145	40,135,277	(12,633,178)	27,502,099
Capital expenditures (2)	854,270	44,158	898,428	3,560,697	387,673	1,603,155	19,812	6,469,765	—	6,469,765
Depreciation and amortization	721,700	37,863	759,563	39,672	160,306	283,740	21,757	1,265,038	2,162	1,267,200
Net cash provided by (used in) operating activities	(2,578,493)	682,872	(1,895,621)	(467,670)	595,722	(3,945,795)	(1,089,124)	(6,802,488)	(3,703,084)	(10,505,572)
Net cash provided by (used in) investing activities	(135,697)	(42,090)	(177,787)	(143,182)	(814,323)	(4,690,793)	(3,692,107)	(9,518,192)	10,408,323	890,131
Net cash provided by (used in) financing activities	3,253,771	(533,377)	2,720,394	631,326	251,821	14,140,193	4,890,060	22,633,794	(6,720,365)	15,913,429
December 31, 2010:
External revenues	23,448,423	4,401,358	27,849,781	2,652,970	2,504,982	2,102,123	33,136	35,142,992	(666,930)	34,476,062
Intersegment revenues	10,378,764	431,205	10,809,969	1,644,898	1,126,305	5,201,664	639,959	19,422,795	666,934	20,089,729
Operating income	767,582	155,719	923,301	275,253	746,920	241,108	(1,310)	2,185,272	52,721	2,237,993
Financing income	(258,580)	(9,491)	(268,071)	(37,038)	(38,337)	(185,754)	(49,534)	(578,734)	228,893	(349,841)
Financing cost	408,941	2,855	411,796	47,700	613,720	548,106	188,066	1,809,388	(151,204)	1,658,184
Income tax expense (benefit)	269,551	73,441	342,992	340,720	(51,923)	141,516	(202,697)	570,608	(286,261)	284,347
Statutory employee profit sharing expense	—	60,721	60,721	—	—	—	—	60,721	—	60,721
Share in operations of associated companies	15	—	15	(4)	(20)	73,112	970,334	1,043,437	(963,819)	79,618
Segment assets	32,389,503	2,885,495	35,274,998	8,827,857	10,037,663	24,362,337	25,830,499	104,333,354	(31,797,715)	72,535,639
Investments in associated companies	933	—	933	119,081	—	(455)	20,892,297	21,011,856	(20,890,585)	121,271
Segment liabilities (1)	12,124,090	1,779,435	13,903,525	4,651,857	1,793,635	3,738,172	7,589,313	31,676,502	(11,530,023)	20,146,479
Capital expenditures (2)	887,932	40,404	928,336	4,254,608	625,829	2,239,372	37,250	8,085,395	—	8,085,395
Depreciation and amortization	763,115	36,430	799,545	25,397	145,405	197,766	25,219	1,193,332	(1,619)	1,191,713
Net cash provided by (used in) operating activities	(5,054,425)	946,412	(4,108,013)	408,554	395,179	(1,466,794)	(1,108,096)	(5,879,170)	813,734	(5,065,436)
Net cash provided by (used in) investing activities	(33,072)	(22,174)	(55,246)	(139,037)	(271,127)	(1,138,000)	(250,064)	(1,853,474)	(549,623)	(2,403,097)
Net cash provided by (used in) financing activities	5,077,596	(399,175)	4,678,421	(312,227)	(176,634)	2,282,612	1,287,380	7,759,552	(245,140)	7,514,412
January 1, 2010:
Segment assets	26,278,021	2,936,553	29,214,574	6,087,087	9,986,824	19,923,412	19,335,276	84,547,173	(22,351,387)	62,195,786
Investments in associated companies	920	—	920	7,369	(1)	(455)	16,679,770	16,687,603	(16,604,651)	82,952
Segment liabilities (1)	12,053,194	1,561,392	13,614,586	2,025,082	2,155,877	3,681,480	2,979,758	24,456,783	(4,532,177)	19,924,606
Capital expenditures (2)	922,174	16,515	938,689	29,602	943,162	1,675,790	29,689	3,616,932	—	3,616,932

(1)	Segment liabilities include only the operating liabilities attributable to each segment.
(2)	Capital expenditures include purchases of property, plant and equipment, investments in concessions and other assets.

The Company’s principal consolidated net revenues are from construction contracts with various Mexican public and private sector entities, as well as foreign public and private sector entities, summarized as follows (amounts may not add or tie to other accompanying information due to rounding):

National:	Year ended December 31, 2011	Year ended December 31, 2010
a. Public sector
Petróleos Mexicanos	Ps. 4,116,249	Ps. 3,673,512
Comisión Federal de Electricidad	3,272,771	3,459,182
Secretaría de Comunicaciones y Transportes	3,040,405	3,043,900
Aeropuertos y Servicios Auxiliares	38,744	38,096
Instituto Mexicano del Seguro Social	2,390	120,759
Secretaría de Seguridad Pública del Gobierno Federal	2,325,869	—
Instituto Nacional de Rehabilitación	—	174,426
Comisión Nacional del Agua	2,555,044	3,132,300
Gobiernos Estatales	174,354	1,130,477
Gobierno del Distrito Federal	6,293,660	5,270,741
Instituto de Seguridad Social al Servicio de Trabajadores del Estado	446,158	553,434
Sistema de Autopistas y Aeropuertos y Servicios Conexos y Auxiliares del Estado de México	3,755,275	1,044,895
Comisión Estatal de Agua del Gobierno de Jalisco	285,936	—
Secretaría de Seguridad Pública de Nayarit	1,212,725	1,014,249
Centro Nacional de Evaluación para la Educación Superior, A.C.	64,248	10,352
Comisión Estatal del Agua del Gobierno de San Luis Potosí	39,641	—
Comisión Estatal del Agua del Gobierno de Querétaro	43,579	—

b. Private sector
Fideicomiso de Autotransportes del Golfo	351,070	249,294
Minera y Metalúrgica del Boleo, S.A. de C.V.	272,706	50,145
Marathon Oil Company	1,313	118,917
Altos Hornos de México, S.A.	663,789	312,158
Aeropuerto de la Ciudad de México	18,889	71,012
Proyecto Esmeralda Resort	—	347,381
RCO	195,437	1,036,994
Vista Serena S. de R.L.	—	17,966
Minera San Javier	327,026	—

Foreign:
Public and private sector

Spain	1,044,046	1,305,823
Colombia	193,726	79,315
Peru	891,759	459,098
Panama	639,747	266,937

The Company’s segments operate in four principal geographical areas in the world: Mexico, its home country, Spain, United States and Latin America. The Company’s operations by geographic area were as follows (amounts may not add or tie to another balances due to rounding):

			Foreign
	Mexico		Spain		United States	Latin America		Sub-total		Intersegment Eliminations		Total
2011:
Revenues:
Construction	Ps.	32,105,604	Ps.	1,044,046	Ps —	Ps.	770,732	Ps.	33,920,382	Ps.	—	Ps.	33,920,382
Concessions		3,091,710		—	—		38,098		3,129,808		—		3,129,808
Sales of goods and other		4,826,835		—	—		891,759		5,718,594		—		5,718,594
Total revenues		40,024,149		1,044,046	—		1,700,590		42,768,785		—		42,768,785
Capital expenditures		5,437,835		—	20,081		1,011,849		6,469,765		—		6,469,765
Fixed assets		3,841,411		242,175	—		476,147		4,559,733		6,000		4,565,733
Total assets		94,706,047		988,758	2,655,452		3,323,189		101,673,446		(2,785,373)		98,888,073

2010:
Revenues:
Construction		26,232,519		1,305,823	—		311,439		27,849,781		—		27,849,781
Concessions		2,102,123		—	—		—		2,102,123		—		2,102,123
Sales of goods and other		4,065,060		—	—		459,098		4,524,158		—		4,524,158

Total revenues		32,399,702		1,305,823	—		770,537		34,476,062		—		34,476,062
Capital expenditures		7,978,451		95,267	—		11,677		8,085,395		—		8,085,395
Fixed assets		3,823,810		244,854			183,947		4,252,611		5,497		4,258,118
Total assets		67,787,221		1,029,323	1,219,873		5,117,161		75,153,578		(2,617,939)		72,535,639

January 1, 2010:
Capital expenditures		3,509,988		95,267	—		11,677		3,616,932		—		3,616,932
Fixed assets		3,955,399		323,493	5		8,226		4,287,123		—		4,287,123
Total assets		57,889,662		1,274,193	1,558,463		4,624,565		65,346,883		(3,151,097)		62,195,786

36.	Explanation of the transition to IFRS

a.	As described in Note 2 to the accompanying consolidated financial statements, the Company has applied mandatory exceptions and selected certain first-time optional exemptions from retrospective application of IFRS, as required or permitted by IFRS 1. The following reconciliations serve to quantify the transition effects of the main financial statement headings, together with the effect on stockholders’ equity at the transition date of January 1, 2010 and at December 31, 2010, and comprehensive income of the year ended December 31, 2010, as follows.

		January, 2010	December 31, 2010
		(Date of transition)	(latest period presented under MFRS)
Total stockholders’ equity under MFRS		Ps. 20,766,059	Ps. 21,574,120

Cancellation of the effects of inflation	i.	(2,339,016)	(2,339,016)
Capitalized inancing cost, valuation of derivative financial instruments	ii.	(597,732)	(804,964)
Revaluation of property, plant and equipment	iii.	285,468	322,931
Effects of business combinations	iv.	1,264,283	1,293,516
Provisions for major maintenance in airport concessions	v.	(900,568)	(964,842)
Adjustment to airport concessions intangible asset related to the change in maintenance policy	vi.	(487,852)	(235,711)
Cancellation of bid costs not awarded	vii.	(24,709)	(12,354)
Cancellation of deferred PTU	viii.	18,717	(15,945)
Employee severance benefits	ix.	66,136	134,073
Employee bonuses	x.	(270,450)	(333,017)
Effect of deferred taxes	xi.	1,162,276	960,795
Exchange of debt arising from a refinancing	xii	(343,023)	(414,606)
Others		109,656	164,971

Total adjustments for the adoption of IFRS		(2,056,814)	(2,244,169)

Total stockholders’ equity under IFRS		Ps. 18,709,245	Ps. 19,329,951

		December, 31 2010
Comprehensive income under MFRS		Ps. 807,716

Revaluation of property, plant and equipment – related depreciation	iii.	49,867
Amortization of concessions	i., iv., vi.	252,142
Provisions for major maintenance in airport concessions	v.	(64,274)
Capitalized financing, valuation of derivative financial instruments	ii.	(207,233)
Employee severance benefits	ix.	67,936
Effect of deferred taxes	xi.	(201,481)
Exchange of debt arising from a refinancing	xii.	(71,582)
Others		(10,811)

Total adjustments for the adoption of IFRS		(185,436)

Comprehensive income under IFRS		Ps. 622,280

Cash flow	December 31, 2010 MFRS		December 31, 2010 IFRS
Income before income taxes	Ps.	1,468,036	Ps.	—
Net income		—		970,912
Net cash flows used in operating activities		(4,107,532)		(5,065,436)
Net cash flows used in investing activities		(2,795,785)		(2,403,097)
Net cash flows from financing activities		6,979,843		7,514,412

Net increase in cash and cash equivalents		76,526		45,879
Effect of exchange rate changes on cash		(68,231)		(68,231)
Cash and cash equivalents at beginning of year		4,510,667		4,541,314

Cash and cash equivalents at end of year	Ps.	4,518,962	Ps.	4,518,962

b.	Below is a description of major changes in accounting policies arising from the adoption of IFRS.

i.	Effects of inflation—In conformity with IFRS, the effects of inflation are recognized when cumulative inflation of the preceding three years is equal to or greater than 100%. MFRS recognized the comprehensive effects of inflation through 2007. Given that the Mexican environment is no longer hyperinflationary since 1999, the effects of inflation recorded from 1999 to 2007 were reversed. This adjustment relates primarly to the reversal of cumulative inflation recognized on intangibles, inventory and deferred assets. Additional adjustments related to these assets, which are described below, therefore do not include inflationary effects.

ii.	Capitalized comprehensive financing—Under MFRS, the Company included, as part of borrowing costs capitalized within contract costs, the effect of derivative financial instruments classified as economic hedges but which did not qualify as hedges for accounting purposes. Under IFRS, changes in fair value of derivatives not qualifying as accounting hedges are recognized in earnings and are not part of the concepts capitalized in accordance with IAS 23, Borrowing Costs.

iii.	Revaluation of property plant and equipment—The Company chose to value its land, buildings and machinery and equipment at their fair value at the date of transition as permitted by IFRS 1. The amount recorded as of that date for these items amount to Ps.285,468.

iv.	Business Combinations—As permitted by IFRS 1, the Company elected to apply IFRS 3, Business Combinations (2008), prospectively from December 2005 thus accounting for business acquisitions for Grupo Aeroportuario Centro Norte, S.A.B. de C.V., Construcciones y Trituraciones, S.A. de C.V. y Consorcio el Mayab, S.A. de C.V. under IFRS 3, which such acquisitions took place before the transition date. The main differences in the adjustment are as follows: (i) transaction costs, which were included in the value of the consideration paid under MFRS, are expensed under IFRS; (ii) a valuation of interests previously held in the acquiree are recognized at their fair value under IFRS, as opposed to their carrying value under MFRS; and (iii) a bargain purchase gain was recognized, net of the nonmonetary assets acquired, in the business acquisition for Grupo Aeroportuario Centro Norte, S.A.B. de C.V. Goodwill was not recognized either under IFRS or MFRS in the other aforementioned business acquisitions.

v.	Provision for major maintenance in airport concessions — According to the policy adopted in conformity with IFRS, the costs of maintenance of airports, which are approved in the Management Development Program (“MDP”), are recorded in results of the year they are incurred or accrued. In accordance with MFRS, these costs were capitalized as assets when the respective cost is incurred.

vi.	Amortization of airport concessions—Derived from the adoption of accounting policy referred to in the preceding paragraph, the Company eliminated the maintenance capitalized under MFRS, other than the first improvement to the concession asset, and modified the remaining term over which the concessions are amortized to a period representing the remaining contractual concession term.

vii.	Capitalized bid costs—Derived from the adoption of IFRS, the Company changed its accounting policy related to prior expenses incurred in bidding for projects and thus removed from its consolidated statement of financial position at the transition date expenditures made for which it is not likely that the Company will awarded the project.

viii.	Cancellation of deferred employee profit sharing—According to MFRS, the Company recorded a liability for deferred employee profit sharing. Under IFRS, these deferred liabilities should not be recognized as employee profit sharing only represents a current employee benefit, to be recognized at the time it accrues.

ix.	Employee severance benefits — MFRS requires the recognition of a liability related to employee severance based on actuarial calculations. According to IFRS, a severance payment provision is not recognized until the Company is capable of evidencing its commitment to end the working relationship with the employee or has made the employee an offer to encourage voluntary retirement. The adjustment hereon represents the reversal of the severance liability under IFRS.

x.	Employee bonsues – In accordance with IFRS, bonuses based on profits of the period in which employees render services, should be accrued when the Company has an obligation, legal or constructive, and is able to reasonably estimate the amount of the bonus. Under MFRS, these amounts were recorded in results at the time they were paid.

xi.	Income taxes – The Company determined its deferred taxes in accordance with IFRS, based on the adjusted values of those assets and liabilities requiring adjustments as a result of the adoption of IFRS.

xii.	Debt discounts and expenses – In December 2010, a prior debt contract was exchanged for the a new debt contract that was determined to be substantially similar to the old debt contract, as the present value of the cash flows discounted under the terms of the new debt differed by less than 10% from the discounted cash flows under the previous debt contrac t. In accordance with MFRS, the new debt did not qualify as a new debt instrument and the debt discount and placement expenses continued to be amortized over the remaining life of the new debt. However, IFRS also requires that the exchange of the debt be with the same creditor, a condition that is not fulfilled. Accordingly, the old debt costs are removed and the new debt costs are capitalized.

37.	New accounting principles

The Company has not applied the following new IFRS issued, as their effective dates are subsequent to December 31, 2011, though their early adoption is allowed:

- Improvements to IFRS 7, Financial Instruments: Disclosures, disclosures regarding transfer of financial assets, effective for annual periods beginning after July 1, 2011.

- IFRS 9, Financial Instruments, effective for annual periods beginning on or after January 1, 2013

- IFRS 10, Consolidated Financial Statements , effective for annual periods beginning on or after January 1, 2013

- IFRS 11, Joint Ventures , effective for annual periods beginning on or after January 1, 2013

- IFRS 12, Disclosure of Interests in Other Entities , effective for annual periods beginning on or after January 1, 2013

- IFRS 13, Fair value Measurement , effective for annual periods beginning on or after January 1, 2013

- Amendments to IAS 1, Presentation of Items of Other Comprehensive Income

- Amendments to IAS 19, Employee Benefits

- IAS 27, Separate Financial Statements , effective for annual periods beginning on or after January 1, 2013

- IAS 28, Investments in Associates and Joint Ventures , effective for annual periods beginning on or after January 1, 2013

The amendments to IFRS 7, Financial Instruments: Disclosures increase the disclosure requirements for those transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. The amendments also require disclosures where transfers of financial assets are not evenly distributed throughout the period.

IFRS 9, Financial Instruments, issued in November 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 amended in October 2010 incorporates requirements for derecognition of both financial assets and liabilities, and classification and measurement of financial liabilities.

•

IFRS 9 requires all recognized financial assets that are within the scope of IAS 39, Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

•

The most significant effect of IFRS 9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognized in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability´s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was recognized in profit or loss.

IFRS 10, Consolidated Financial Statements replaces the parts of IAS 27, Consolidated and Separate Financial Statements that deal with consolidated financial statements. SIC-12 Consolidation – Special Purpose Entities has been withdrawn upon the issuance of IFRS 10. Under IFRS 10, there is only one basis for consolidation, that is control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

IFRS 11, Joint Ventures, introduces new requirements on accounting for joint ventures to replace IAS 31, Interests in Joint Ventures. The option of applying the proportionate consolidation method on jointly controlled entities is eliminated. Additionally, IFRS 11 eliminates the jointly controlled assets classifications and joint arrangements are solely classified as joint operations or joint ventures. Joint operations are joint agreements whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Those parties are called joint operators. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Those parties are called joint venturers.

The IFRS 12, Disclosure of Participation with Other Entities, requires greater disclosure for entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. The objective is to require information for financial statement users to assess the basis of control, restrictions on consolidated assets and liabilities, risk exposures arising from implications with unconsolidated entities and involvement of the holders of non-controlling interests in consolidated entities activities.

The IFRS 13, Fair Value Measurements, defines fair value, establishes a framework for measurement and requires disclosures about fair value measurements.

The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis.

The amendments to IAS 1 are effective for annual periods beginning on or after 1 July 2012. The presentation of items of other comprehensive income will be modified accordingly when the amendments are applied in the future accounting periods.

The amendments to IAS 19 change the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. The amendments require all actuarial gains and losses to be recognised immediately through other comprehensive income in order for the net pension asset or liability recognised in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus.

The amendments to IAS 19 are effective for annual periods beginning on or after 1 January 2013 and require retrospective application with certain exceptions. The directors anticipate that the amendments to IAS 19 will be adopted in the Group’s consolidated financial statements for the annual period beginning 1 January 2013 and that the application of the amendments to IAS 19 may have impact on amounts reported in respect of the Groups’ defined benefit plans. However, the directors have not yet performed a detailed analysis of the impact of the application of the amendments and hence have not yet quantified the extent of the impact.

IAS 27, Separate Financial Statements, provides the requirements for presentation of separate financial statements of parent companies.

IAS 28, Investments in Associates and Joint Ventures, is amended to conform to changes based on the issuance of IFRS 10, 11 and 12.

38.	Authorization for issuance of financial statements

On April 16, 2012, the issuance of the consolidated financial statements prepared in accordance with IFRS was authorized by Dr. José Luis Guerrero Álvarez, General Director of Empresas ICA, S.A.B. de C.V. and Alonso Quintana Kawage, Deputy General Director of Empresas ICA, S.A.B. de C.V., and these consolidated financial statements are subject to approval at the general ordinary stockholders’ meeting, where they may be modified, based on provisions set forth in the Mexican General Corporate Law.

* * * * * *

39.	List of subsidiaries

			Ownership Percentage	Ownership Percentage
Controlled entity	Country	Activity	2011	2010
Sub-Holding:
Aeroinvest, S.A. de C.V.	Mexico	Holding of shares	100%	100%
Consorcio del Mayab, S.A. de C.V.	Mexico	Highway concessions	100%	100%
Controladora de Empresas de Vivienda, S. A. de C. V. (“CONEVISA”)	Mexico	Holding of shares	100%	100%
Controladora de Operaciones de Infraestructura, S. A. de C. V. (“CONOISA”)	Mexico	Holding of shares	100%	100%
Constructoras ICA, S. A. de C. V. (“CICASA”)	Mexico	Holding of shares	100%	100%
Icatech Corporation	United States	Holding of shares	100%	100%
AIRPORTS	Mexico
Aeropuerto Acapulco	Mexico	Managing and operating airport concessions	54.48%	54.52%
Aeropuerto Chihuahua	Mexico	Managing and operating airport concessions	54.48%	54.52%
Aeropuerto Culiacán	Mexico	Managing and operating airport concessions	54.48%	54.52%
Aeropuerto Ciudad Juárez	Mexico	Managing and operating airport concessions	54.48%	54.52%
Aeropuerto Durango	Mexico	Managing and operating airport concessions	54.48%	54.52%
Aeropuerto Mazatlan	Mexico	Managing and operating airport concessions	54.48%	54.52%
Aeropuerto Monterrey	Mexico	Managing and operating airport concessions	54.48%	54.52%
Aeropuerto Reynosa	Mexico	Managing and operating airport concessions	54.48%	54.52%
Aeropuerto San Luis Potosí	Mexico	Managing and operating airport concessions	54.48%	54.52%
Aeropuerto Tampico	Mexico	Managing and operating airport concessions	54.48%	54.52%
Aeropuerto Torreon	Mexico	Managing and operating airport concessions	54.48%	54.52%
Aeropuerto Zacatecas	Mexico	Managing and operating airport concessions	54.48%	54.52%
Aeropuerto Zihuatanejo	Mexico	Managing and operating airport concessions	54.48%	54.52%
Consorcio Grupo Hotelero T2, S.A. de C.V.	Mexico	Holding of shares	54.48%	54.52%
Grupo Aeroportuario Centro Norte, S.A. de C.V.	Mexico	Holding of shares	54.48%	54.52%
Holding Consorcio Grupo Hotelero T2, S.A. de C.V.	Mexico	Holding of shares	54.48%	54.52%
Oma Logística, S.A. de C.V.	Mexico	Managing and operating airport concessions	0.00%	54.52%
Operadora de Aeropuertos del Centro Norte, S.A. de C.V.	Mexico	Administrative services	54.48%	54.52%
Servicios Aeroportuarios Centro Norte, S.A. de C.V.	Mexico	Administrative services	54.48%	54.52%
Servicio Aereo Especializado del Centro Norte, S.A. de C.V.	Mexico	Managing and operating airport concessions	0.00%	54.52%
Servicios Corporativos Terminal T2, S.A. de C.V.	Mexico	Managing and operating airport concessions	49.03%	49.07%
Servicios Complementarios del Centro Norte, S.A. de C.V.	Mexico	Managing and operating airport concessions	0.00%	54.52%
Servicios de Tecnología Aeroportuaria, S.A. de C.V.	Mexico	Managing and operating airport concessions	49.03%	49.07%
SPECIALTY CONSTRUCTION
Construcciones y Trituraciones, S.A. de C.V.	Mexico	Construction	100%	100%
INDUSTRIAL CONSTRUCTION
ICA El Salvador, S.A.	El Salvador	Construction	100%	100%
URBAN CONSTRUCTION
Casaflex, S.A.P.I. de C.V.	Mexico	Construction	50.10%	50.10%

Ica Ingenieria, S.A. de C.V.	Mexico	Engineering services	100%	100%
Icapital, S.A. de C.V.	Mexico	Corporate services	100%	100%
Prefabricados y Transportes, S.A. de C.V.	Mexico	Construction	100%	100%

			Ownership Percentage	Ownership Percentage
Controlled entity	Country	Activity	2011	2010
HEAVY CONSTRUCTION
Autovía Urbana TT S.A.P.I de C.V.	Mexico	Infraestructure operation	50%	50%
Compañía Hidroeléctrica La Yesca, S.A. de C.V.	Mexico	Construction	99%	99%
Consorcio CICE	Colombia	Construction	80%	80%
Constructora de Proyectos Hidroeléctricos, S.A. de C.V.	Mexico	Construction	99%	99%
Constructora El Cajón, S.A. de C.V.	Mexico	Construction	75%	75%
Constructora Hidroeléctrica La Yesca, S.A. de C.V.	Mexico	Construction	51%	51%
Constructora Internacional de Infraestructura, S.A. de C.V.	Mexico	Construction	75%	75%
Constructora ICA-Tecsa, S.A.	Peru	Construction	99.38%	99.38%
Constructoras ICA de Chile, S.A.	Chile	Construction	99.85%	99.85%
Constructoras ICA de Guatemala, S.A.	Guatemala	Construction	100%	100%
Desarrolla de Proyectos Hidroeléctricos, S.A.	Mexico	Construction	100%	100%
Desarrolladora Mexicana de Huites, S.A. de C.V.	Mexico	Construction	60%	60%
Ica Construcción Civil de Venezuela, S.A.	Venezuela	Construction	100%	100%
Ica Construcción Civil, S.A. de C.V.	Mexico	Construction	100%	100%
Ica Construction Corporation (M) Sdn Bhd	Malasia	Construction	100%	100%
Ica de Puerto Rico INC.	Puerto Rico	Holding of shares	100%	100%
Ica- Miramar Corporation	Puerto Rico	Construction	100%	100%
Ica- Miramar Metro San Juan Corp.	Puerto Rico	Construction	100%	100%
Ica Promotora de Construcción Urbana, S.A. de C.V.	Mexico	Construction	100%	100%
ICAPEV, C. A.	Venezuela	Construction	75%	75%
Ica Venezuela, C.A.	Venezuela	Construction	100%	100%
Icaprin Servicios, S.A. de C.V.	Mexico	Corporate services	100%	100%
Ingenieros Civiles Asociados, S. A. de C. V. (“ICASA”)	Mexico	Construction	100%	100%
Ingenieros Civiles Asociados México, S.A.	Colombia	Construction	100%	100%
Ingenieros Civiles Asociados Panamá, S.A.	Panamá	Construction	100%	100%
Recursos Técnicos y de Administración La Yesca, S.A. de C.V.	Mexico	Corporate services	100%	100%

CORPORATE
Autopistas Concesionadas de Venezuela, S.A.	Venzuela	Infraestructure operation	100%	100%
Compañía Integradora Mercantil Agrícola, S.A. de C.V.	Mexico	Commodity trading, especially grains	100%	100%
Construexport, S.A. de C.V.	Mexico	Corporate services	100%	100%
Ica Reinsurance, A.G.	Mexico	Insurance	100%	100%
Ica Risk Management Solutions Agente de Seguros y Fianzas, S.A. de C.V.	Mexico	Corporate services	0%	100%
Maxipistas de Venezuela, C.A.	Venezuela	Infraestructure operation	75%	75%

BUSINESS DEVELOPMENT
Ica Construction Corporation	United States	Holding shares	100%	100%
Icador, S.A.	Ecuador	Construction	100%	100%
Ica Costa Rica, S.A.	Costa Rica	Construcyion	100%	100%
Icatech Services Corporation	United States	Holding shares	100%	100%

REAL ESTATE
Promotora e Inversora Adisa, S.A. de C.V.	Mexico	Real estate construction	100%	100%
Inmobiliaria Baja, S.A. de C.V.	Mexico	Real estate construction	100%	100%

SERVICES
Asesoria Técnica y Gestión Administrativa, S.A. de C.V.	Mexico	Corporate services	100%	100%
Grupo ICA, S.A. de C.V.	Mexico	Corporate services	100%	100%
Ica Desarrolladora de Recursos Gerenciales y Directivos, S.A. de C.V.	Mexico	Services	100%	100%
Ica Propiedades Inmuebles, S.A. de C.V.	Mexico	Corporate services	100%	100%
Ica Servicios de Dirección Corporativa, S.A. de C.V.	Mexico	Corporate services	100%	100%

			Ownership Percentage	Ownership Percentage
Controlled entity	Country	Activity	2011	2010
INFRAESTRUCTURE
Autovía Mitla- Tehuantepec, S.A. de C.V.	Mexico	Operation of infraestructure	100%	60%
Autovía Paradores y Servicios, S.A. de C.V.	Mexico	Operation of infraestructure	98%	100%
Caminos y Carreteras del Mayab, S.A.P.I. de C.V.	Mexico	Operation of infraestructure	100%	100%
Carceri e Infraestructura, S.A.P.I. de C.V.	Mexico	Operation of infraestructure	100%	100%
Concesionaria de Ejes Terrestres de Coahuila, S.A. de C.V.	Mexico	Operation of infraestructure	76%	76%
Concesionaria Irapuato La Piedad, S.A. de C.V. (1)	Mexico	Operation of infraestructure	100%	100%
Concesionaria de Vías de Irapuato—Querétaro, S.A. de C.V. (1)	Mexico	Operation of infraestructure	100%	100%
Compañía Insular Americana, S.A.	Panama	Real estate	0%	100%
Convías de Morelos, S.A. de C.V.	Mexico	Operation of infraestructure	100%	100%
Desarrolladora de Proyectos de Infraestructura, S.A. de C.V.	Mexico	Operation of infraestructure	100%	100%
Fideicomiso 21935 Autopista Kantunil Cancún	Mexico	Operation of infraestructure	100%	100%
Ica Infraestructura, S.A. de C.V.	Mexico	Operation of infraestructure	95%	95%
Ica Panama (1)	Panama	Operation of infraestructure	100%	100%
Ica San Luis, S.A. de C.V.	Mexico	Operation of infraestructure	100%	100%
Libramiento ICA La Piedad, S.A. de C.V.	Mexico	Operation of infraestructure	100%	100%
Maxipista de Panamá, S.A.	Panama	Operation of infraestructure	100%	100%
Operadora de la Autopista del Occidente, S.A. de C.V.	Mexico	Operation of infraestructure	98.78%	98.78%
Pápagos Servicios Para la Sociedad, S.A. de C.V.	Mexico	Operation of infraestructure	100%	100%
Renova Atlatec, S.A. de C.V.	Mexico	Operation of infraestructure	50%	50%
Sarre Infraestructura y Servicios, S.A. de C.V.	Mexico	Operation of infraestructure	100%	100%
Sissa Coahuila, S.A. de C.V.	Mexico	Operation of infraestructure	100%	100%
Túneles Concesionados de Acapulco, S.A. de C.V.	Mexico	Operation of infraestructure	100%	100%
Viabilis Infraestructura, S.A. de C.V.	Mexico	Operation of infraestructure	50%	50%
HOUSING
Arrendadora de Vivienda, S.A. de C.V.	Mexico	Housing	100%	100%
Centro Sur, S.A. de C.V.	Mexico	Construction of real estate	75%	75%
Grupo Punta Condesa, S.A. de C.V.	Mexico	Housing	100%	100%
Promoción Inmobiliaria Turística Champotón, S.AP.I. de C.V.	Mexico	Real estate and tourism development	100%	100%
Promoción Turística Aak-Bal, S.A.P.I. de C.V.	Mexico	Real estate and tourism development	100%	100%
Viveflex, S.A. de C.V.	Mexico	Housing	50%	50%
Viveica, S.A. de C.V.	Mexico	Housing	100%	100%
Viveica Construcción y Desarrollo, S.A. de C.V.	Mexico	Housing	100%	100%

(1) Company sold in 2011.

			Ownership Percentage	Ownership Percentage
Joint Venture	Country	Activity	2011	2010
Construction
Administración y Servicios Atotonilco, S.A. de C.V.	Mexico	Operation of infraestructure	0.64%	42.50%
Consorcio PAC 4	Panama	Construction	0.00%	43.00%
Constructora de Infraestructura de Agua de Querétaro, S.A. de C.V.	Mexico	Operation of infraestructure	51.00%	51.00%
Constructora de Infraestructura de Aguas de Potosí, S.A. de C.V.	Mexico	Operation of infraestructure	1.55%	51.00%
Constructora Mexicana de Infraestructura Subtérranea, S.A. de C.V.	Mexico	Operation of infraestructure	60.00%	50.00%
Constructora MT de Oaxaca, S.A. de C.V.	Mexico	Construction	60.00%	60.00%
Constructora Nuevo Necaxa—Tihuatlán, S.A. de C.V.	Mexico	Operation of infraestructure	60.00%	60.00%
Grupo Rodio Kronsa	Spain	Construction	50.00%	50.00%
Infraestructura y Saneamiento de Atotonilco, S.A. de C.V.	Mexico	Operation of infraestructure	0.64%	42.50%
Vía Rápida del Sur, S.A. de C.V.	Mexico	Operation of infraestructure	0.00%	65.00%
Industrial construction
Caribbean Thermal Electric, LLC	Dominican Republic	Construction and industry	51.00%	51.00%
Dominican Republic Combined Cycle, LLC	Dominican Republic	Construction and industry	51.00%	51.00%
Industria Hierro, S.A. de C.V.	Mexico	Construction and industry	51.00%	51.00%
ICA Fluor Daniel, S. de R.L. de C.V.	Mexico	Construction and industry	51.00%	51.00%
ICA Fluor Operaciones, S.A. de de C.V.	Mexico	Corporate services	51.00%	51.00%
ICA Fluor Servicios Operativos, S.A. de C.V.	Mexico	Corporate services	51.00%	51.00%
ICA Fluor Servicios Gerenciales, S.A. de C.V.	Mexico	Corporate services	51.00%	51.00%
IFD Servicios de Ingeniería, S.A. de C.V.	Mexico	Corporate services	51.00%	51.00%
Housing
Geoicasa, S.A. de C.V. (1)	Mexico	Housing	50.00%	0.00%
Los Portales, S.A.	Peru	Construction of real estate	50.00%	50.00%
Infraestructure
Aquos El Realito, S.A. de C.V.	Mexico	Operation of infraestructure	56.00%	51.00%
Autovía Necaxa—Tihuatlán, S.A. de C.V:	Mexico	Operation of infraestructure	50.00%	50.00%
Operadora Autopista Río de Los Remedios, S.A.P.I. de C.V.	Mexico	Operation of infraestructure	50.00%	50.00%
Suministro de Agua de Querétaro, S.A. de C.V.	Mexico	Operation of infraestructure	42.39%	42.39%
Services
Actica Sistemas, S. de R.L. de C.V.	Mexico	Systems develompment	50.00%	50.00%
C7AI Servicios Industriales Especializados, S.A. de C.V.	Mexico	Services	0.00%	50.00%

(1) Company sold in 2011.