Form 20-F
period 2012-12-31
ICA CORP
filed 2013-04-29
CIK 885012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 607,357,582 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☑    No  ☐

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

Introduction

Empresas ICA, S.A.B. de C.V. is a corporation (sociedad anonima bursatil de capital variable) organized under the laws of the United Mexican States, or Mexico. Our principal executive offices are located at Blvd. Manuel Avila Camacho 36, Col. Lomas de Chapultepec, Del. Miguel Hidalgo, 11000, Mexico City, Mexico. Unless the context otherwise requires, the terms “us,” “we,” “our Company” and “ICA” as used in this annual report refer to Empresas ICA, S.A.B. de C.V. and its consolidated subsidiaries. The term “EMICA” as used in this annual report refers to Empresas ICA, S.A.B. de C.V. on a stand-alone basis. EMICA is a holding company that conducts all of its operations through subsidiaries that perform civil and industrial construction and engineering, engage in real estate, home development and mining services activities and operate infrastructure facilities, including airports, toll roads and water treatment systems. The references herein to segments or sectors are to combinations of various subsidiaries that have been grouped together for management or financial reporting purposes.

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

We publish our consolidated financial statements in Mexican pesos. References in this annual report to “dollars,” “U.S.$” or “U.S. dollars” are to United States dollars. References to “Ps.” or “pesos” are to Mexican pesos. This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 12.86 to U.S.$ 1.00, the exchange rate determined by reference to the free market exchange rate as reported by Banco Nacional de Mexico, S.A., or Banamex, as of December 31, 2012.

The term “billion” as used in this annual report means 1,000 million. Certain amounts in this annual report may not sum due to rounding.

Financial Data

The following table present our selected consolidated financial information for or as of each of the periods or dates indicated, and have been derived in part from our audited consolidated financial statements. This information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes to our consolidated financial statements. Prior year results relating to our consolidated statements of comprehensive income for the years ended December 31, 2011 and 2010 have been retroactively adjusted to reflect the results of a significant portion of our affordable housing business (in our Housing segment), which we agreed to sell in December 2012, as a discontinued operation.

	As of and for the year ended December 31,
	2012	2012	2011	2010
	(Millions of U.S. dollars)(1)	(Thousands of Mexican pesos, except share, per share and per ADS data)
Comprehensive Income Data:
Total revenues	3,696	47,542,838	40,481,120	32,007,805
Gross profit	530	6,822,614	6,078,384	4,424,031
General expenses	280	3,601,966	3,098,889	2,438,762
Other (income) expense, net (2)	(36)	(460,494)	(494,692)	30,268
Operating income	286	3,681,142	3,474,187	1,955,001
Financing cost, net	81	1,048,011	3,459,782	1,308,483
Share in results of associated companies	6	75,967	(29,863)	(79,618)
Income tax expense (benefit)	54	694,227	(56,576)	151,264
Income from continuing operations	145	1,862,937	100,844	574,872
(Loss) income from discontinued operations, net	(12)	(155,433)	1,689,445	396,040
Consolidated net income	133	1,707,504	1,790,289	970,912
Other comprehensive income	(68)	(866,444)	644,431	(346,971)
Total comprehensive income	65	841,060	2,434,720	623,941
Consolidated net income attributable to noncontrolling interest	45	577,865	310,000	341,458
Consolidated net income attributable to controlling interest	88	1,129,639	1,480,289	629,454
Basic and diluted earnings per share of controlling interest from continuing operations	—	2.120	(0.331)	0.360
Basic and diluted earnings per share of controlling interest from discontinued operations	—	(0.256)	2.675	0.611
Basic and diluted earnings per share of controlling interest from consolidated net income(3)	—	1.864	2.344	0.971
Basic and diluted earnings per ADS of controlling interest from consolidated net income(3)	—	7.456	9.376	3.884
Weighted average shares outstanding (000s):
Basic and diluted(3)	—	606,233	631,588	648,183

Statement of Financial Position Data:
Total assets	8,451	108,687,778	98,888,073	72,535,639
Long-term debt(4)	3,176	40,841,672	30,320,024	26,029,040
Capital stock	651	8,370,958	8,334,043	8,950,796
Additional paid-in capital	548	7,043,377	7,091,318	7,085,536
Total stockholders’ equity	1,606	20,661,710	20,824,102	19,329,951

Other Data:
Capital expenditures	500	6,431,960	6,469,765	8,085,395
Depreciation and amortization	76	979,886	1,261,140	1,191,713

(1)	Except share, per share, per ADS and inflation data. Amounts stated in U.S. dollars as of and for the year ended December 31, 2012 have been translated at a rate of Ps. 12.86 to U.S.$ 1.00 using the Banamex free market exchange rate on December 31, 2012.
(2)	For 2012, includes principally Ps. 436 million as a result of the revaluation of certain investment property, and Ps. 24 million in gain on sales of property, plant and equipment. For 2011, includes principally Ps. 467 million in gain on sales of investments and Ps. 6 million in gain on sales of property, plant and equipment. For 2010, includes principally losses on sales of equipment of Ps. 21 million and losses on sales of investments of Ps. 10 million.

(3)	Basic earnings per share and per ADS are based on the weighted average number of shares outstanding during each period and are calculated assuming a ratio of four shares per ADS. Diluted earnings (loss) per share and per ADS are calculated by giving effect to all potentially dilutive common shares outstanding during the period. The dilutive effect of our potential ordinary shares does not have a material effect on our determination of earnings per share; thus, diluted earnings per share approximates basic earnings per share for the years ended December 31, 2012, 2011 and 2010.
(4)	Excluding current portion of long-term debt and net of commissions.

Exchange Rates

The following table sets forth, for the periods indicated, the high, low, average and period-end, free-market exchange rate between the peso and the U.S. dollar, expressed in pesos per U.S. dollar. The data provided in this table is based on noon buying rates published by the Federal Reserve Bank of New York for cable transfers in Mexican pesos. The Federal Reserve Bank of New York discontinued the publication of foreign exchange rates on December 31, 2008, and therefore, the data provided for the periods beginning January 1, 2009 are based on the rates published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. The average annual rates presented in the following table were calculated using the average of the exchange rates on the last day of each month during the relevant period. All amounts are stated in pesos. We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)
2008	13.94	9.92	13.83	11.21
2009	15.41	12.63	13.06	13.58
2010	13.19	12.16	12.38	12.62
2011	14.25	11.51	13.95	12.43
2012:	14.37	12.63	12.96	13.15
October	13.09	12.71	13.09	12.90
November	13.25	12.92	12.92	13.06
December	13.01	12.72	12.96	12.87
2013:
January	12.79	12.59	12.73	12.70
February	12.88	12.63	12.78	12.72
March	12.80	12.32	12.32	12.50
April (through April 19)	12.34	12.07	12.23	12.21

(1)	Average of month-end rates or daily rates, as applicable.

Source: Federal Reserve Bank of New York and the U.S. Federal Reserve Board.

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

On April 19, 2013, the exchange rate was Ps. 12.23 per U.S.$ 1.00, according to the U.S. Federal Reserve Board. The above rates may differ from the actual rates used in the preparation of the financial statements and the other financial information appearing in this Form 20-F.

For a discussion of the effects of fluctuations in the exchange rates between the Mexican peso and the U.S. dollar, see “Item 10. Additional Information — Exchange Controls.”

B. RISK FACTORS

Risks Related to Our Operations

Our performance is tied to Mexican public sector spending on infrastructure facilities.

Our performance historically has been tied to Mexican public sector spending on infrastructure facilities and to our ability to bid successfully for such contracts. Mexican public sector spending, in turn, generally has been dependent on the state of the Mexican economy. A decrease in public sector spending as a result of a deterioration of the Mexican economy, changes in Mexican governmental policy, or for other reasons can have an adverse effect on our financial condition and results of operations. Beginning in the second half of 2008 and due to the impact of the credit crisis and turmoil in the global financial system, the rate of awards of infrastructure projects in Mexico was slower than contemplated under the National Infrastructure Program, although we did see an increase in contracting in 2010 and 2011 for our company. Federal elections were held in Mexico on July 2, 2012. Enrique Peña Nieto of the political party known as the Partido Revolucionario Institucional, or PRI, obtained a plurality of the vote and assumed office on December 1, 2012. Although the PRI won a plurality of the seats in the Mexican Congress, no party succeeded in securing a majority in either chamber of the Mexican Congress. The absence of a clear majority by a single party is likely to continue at least until the Congressional election in 2015. In the period leading up to and following the change in presidential administration, the number of large public sector construction contracts the Mexican government offered for public bidding decreased. Although we expect the rate of awards to begin to increase in 2013, we cannot provide any assurances that the rate of awards will increase. These and other delays, including delays in payment, can also result from any new administration at the federal, state or local level reviewing the terms of project contracts granted by the previous administration or pursuing different priorities than the previous administration. Additionally, the Mexican government may face budget deficits that prohibit it from funding proposed and existing projects or that cause it to exercise its right to terminate our contracts with little or no prior notice. We cannot provide any assurances that economic and political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operation.

In addition, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant effect on Mexican private sector entities in general, and us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities. In the past, economic and other reforms have not been enacted because of legislative gridlock. However, the Mexican congress has modified tax laws more frequently than other areas of the law. Additionally, in 2012 Mexico passed a new labor law for the first time since 1991, which results in certain important changes, including the creation of new models for contracting employees and new protections on part time wages, revisions to currently existing profit sharing rules and an expansion of justifiable reasons for terminating employees for cause, including for sexual harassment and other abuses. The timing and scope of such modifications are unpredictable, which can adversely affect our ability to manage our tax or other planning and, as a result, negatively affect our business, financial condition and results of operation.

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

In recent years we have been increasingly required to contribute equity to and arrange financing for construction projects. We believe that our ability to finance construction projects through various financial arrangements has enabled us to compete more effectively in obtaining such projects. We are currently undertaking various construction and infrastructure projects that involve significant funding commitments and minimum equity requirements. Our policy is not to bid for projects that have significant financing requirements without prior funding commitments from financial institutions. However, we cannot assure you that we will obtain financing on a timely basis or on favorable terms. The financing requirements for public construction contracts may range from a term of months to the total construction period of the project, which may last several years. Providing financing for construction projects, however, increases our capital requirements and exposes us to the risk of loss of our investment in the project. In particular, uncertainty and tightening in the global credit markets, including developments related to the global economic crisis, may adversely affect our ability to obtain financing. Our inability to obtain financing for any of these projects could have a material adverse effect on our financial condition and results of operation. Additionally, EMICA (our parent company) has increasingly been required to give parent guarantees as a form of credit enhancement for debt of our subsidiaries, as well as to accept take-out financing clauses (where the debtor commits to either incur or cause the project company to incur permanent or long-term indebtedness in order to refinance short-term project indebtedness) and clauses which, if invoked, typically require EMICA to pay additional amounts under a loan agreement as may be necessary to compensate a lender for any increase in costs to such lender as a result of a change in law, regulation or directive.

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

Our outstanding consolidated indebtedness to banks, financial institutions and others was Ps. 51,767 million as of December 31, 2012. This indebtedness may constrain our ability to raise incremental financing or increase the cost at which we could raise any such financing and increase our annual interest expense. We cannot assure you that our business will generate cash in an amount sufficient to enable it to service its debt or to fund its other liquidity needs, which may adversely affect our overall performance. We may need to refinance all or a portion of our debt, on or before maturity. We cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms.

In addition, the indentures under which we issued U.S.$ 500 million and U.S.$ 350 million of notes at the holding company level in February 2011 and July 2012, respectively, and facility agreements with certain commercial banks contain, and any future indebtedness we incur may contain, various covenants and conditions that limit our ability and the ability of certain of our subsidiaries to, among other things: incur or guarantee additional debts; create liens; enter into transactions with affiliates; and merge or consolidate with other companies. As a result of these covenants, we are limited in the manner in which we conduct our business and may be unable to engage in certain business activities. We believe we are currently in compliance with all our restrictive covenants.

We may have difficulty raising additional capital in the future on favorable terms, or at all, which could impair our ability to operate our business or achieve our growth objectives.

In the event that our cash balances and cash flow from operations, together with borrowing capacity under our credit facilities, becomes insufficient to make investments or acquisitions or provide necessary additional working capital in the future, we could require additional financing from other sources. Our ability to obtain such additional financing will depend in part upon prevailing capital market conditions, as well as conditions in our business and our operating results, and those factors may affect our efforts to arrange additional financing on terms that are satisfactory to us. The market volatility in recent years has created downward pressure on stock prices and credit capacity for certain issuers, often without regard to those issuers’ underlying financial strength, and for financial market participants generally. If adequate funds are not available, or are not available on acceptable terms, as could be the case if market disruptions occur, our ability to access the capital markets could be adversely affected, and we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges. We could also seek to partner with competitors with more access to cash or financing, which could build our competitors’ experience and weaken our competitive position relative to them.

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

In the past we experienced significant losses due to risks assumed by us in fixed price and not-to-exceed contracts, and we may face similar difficulties in the future. For example, a number of our construction contracts specify fixed prices for various raw materials and other inputs necessary for the construction business, including steel, asphalt, cement, construction aggregates, fuels and various metal products. Increased prices of these materials can negatively affect our results if we are unable to transfer the risk to the client. Under the terms of many of our fixed price contracts, we have been required to bear the cost of the increases in the cost of raw materials from the time we entered into the contracts, which has adversely affected our results of operations and liquidity. While we may enter into long term contracts with certain providers of cement for the life of some of our larger projects, and currently with a steel provider for several projects, we have generally relied on purchases from various suppliers. Prices for various steel products increased significantly between 2003 and 2008, we believe due in part to a decrease in production because of the global financial crisis, but stabilized beginning in 2009 and continuing through 2012. Although we seek to negotiate for the recovery of the increase in the cost of raw materials in our contracts whenever possible, we cannot assure you that we will be successful in recovering any portion of these cost increases, which will negatively affect our operating margins.

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

We have entered into various types of hedges, including with respect to foreign currency exposure, and other trading derivative instruments for the terms of some of our credit facilities with the objective of reducing the uncertainties resulting from interest rate and exchange rate fluctuations. To date, our derivative financial instruments have had mixed results. Their marked-to-market valuation as of December 31, 2012 increased our derivative liabilities by Ps. 700 million and increased our derivative assets by Ps. 176 million.

The contract amounts for our derivative financial instruments are generally based on our estimates of cash flows for a project as of the date we execute the derivative. As actual cash flows may differ from estimated cash flows, we cannot assure you that our derivative financial instruments will protect us from the adverse effects of financial market risks. See “—Risks Related to Mexico and Other Markets in Which We Operate—Appreciation or depreciation of the Mexican peso relative to the U.S. dollar, other currency fluctuations and foreign exchange controls could adversely affect our financial condition and results of operations.” The use of derivative financial instruments may also generate obligations for us to make additional cash payments, which would negatively affect our liquidity. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Derivative Financial Instruments.”

A substantial percentage of our cash and cash equivalents are held through less-than-wholly owned subsidiaries or joint ventures, or in reserves, that restrict our access to them.

As of December 31, 2012, we had total cash and cash equivalents of Ps. 8,413 million, of which Ps. 2,759 million was restricted, as compared to Ps. 6,055 million of restricted cash as of December 31, 2011. Restricted cash is presented as a separate line item in our statement of financial position. As of December 31, 2012, we held 38% of our consolidated cash and cash equivalents (including restricted cash) through less-than-wholly owned subsidiaries or in joint ventures (15% in the ICA-Fluor proportionately consolidated joint venture with Fluor Daniel Mexico, S.A., or Fluor, a subsidiary of the Fluor Corporation, 14% in the Airports segment, 5% in reserves to secure financing for projects like the Aqueduct II water supply project, the Nuevo Necaxa—Tihuatlan highway project, the El Realito aqueduct project and the Agua Prieta water treatment project, 1% in our Spanish construction subsidiary Grupo Rodio Kronsa, or Rodio Kronsa, 1% in San Martin Contratistas Generales, S.A., or San Martin, our Peruvian construction business, and 1% in Los Portales, S.A., or Los Portales, our real estate business in Peru). Approximately Ps. 5,219 million, the remainder of our total cash and cash equivalents as of December 31, 2012, was held in our parent company EMICA or in other operating subsidiaries.

Some uses of cash and cash equivalents by certain of our less than wholly-owned subsidiaries requires the consent of the other shareholders or partners, as applicable, of such subsidiary or joint venture, which is the Fluor Corporation, in the case of ICA-Fluor; Soletanche Bachy France S.A.S, in the case of Rodio Kronsa; FCC Construccion, S.A., in the case of both the Nuevo Necaxa—Tihuatlan highway and the Aqueduct II water supply project; Fomento de Construcciones y Contratas S.A. and Constructora Meco S.A. in the case of the Panama Canal (PAC-4) expansion project; Aqualia Gestion Integral del

Agua, S.A., Aqualia Infraestructuras, S.A. and Servicios de Agua Trident, S.A. de C.V., in the case of our concessionaire for the El Realito water supply system; and LP Holding, S.A., in the case of Los Portales. In the case of these entities, the consent of our partners or other shareholders is only required with respect to the use of cash and cash equivalents outside of normal budgeted operations. The budget for normal operations is set by the board of directors of each of these entities, which are comprised of equal numbers of members appointed by us and the other partner or shareholder. While the cash held in these entities is not destined for a specific use or set aside as a compensating balance, the requirements for its use could limit our access to liquid resources or limit us from freely deciding when to use cash and cash equivalents outside of normal operations. Additionally, a portion of our cash and cash equivalents are held in reserves established to secure financings. These resources form part of our restricted cash as presented in our statement of financial position. At December 31, 2012, Ps. 2,617 million, or 31%, of our cash and cash equivalents were held in reserves established to secure financings, including any related expenses, in connection with the following projects: the Acapulco Tunnel, the Kantunil–Cancun tollroad, the Rio Verde–Ciudad Valles highway, the Nuevo Necaxa–Tihuatlan highway, the La Piedad bypass, the Mitla-Tehuantepec highway and the Agua Prieta water treatment plant. The reserve requirements of such financings could also limit our access to liquid resources and limit our ability to decide when to use our cash and cash equivalents.

Some of our assets are pledged under financing arrangements.

Portions of our assets are pledged to a number of banks under credit arrangements, including: Banco Santander (Mexico), S.A., Banco Inbursa, S.A. Institucion de Banca Multiple, Grupo Financiero Inbursa, Ban de Credito del Peru, BBVA Bancomer, HSBC Panama, Scotiabank Peru, Banco Mercantil del Norte, S.A., Grupo Financiero Banorte, Banco Nacional de Mexico, S.A., Integrante del Grupo Financiero Banamex, Banco del Bajio, S.A., Banco Nacional de Obras y Servicios Publicos, S.N.C., Institucion de Banca de Desarrollo, Bancolombia, S.A., and Interamerican Credit Corporation. The assets we have pledged include: (i) collection rights under the La Yesca hydroelectric construction contract; (ii) construction machinery and equipment owned by Ingenieros Civiles Asociados, S.A. de C.V. (a construction subsidiary); (iii) real property of ViveICA under various bridge loan agreements to finance real estate development; (iv) collection rights over the tolls for the Kantunil—Cancun highway and the Acapulco Tunnel; (v) our collection rights under the Mexico-Pachuca highway construction contract; (vi) our toll collection rights on the Mitla-Tehuantepec highway project in Oaxaca, (vii) our collection rights from construction and non-penitentiary services under our two SPC contracts, (viii) toll collection rights over the Autovia Urbana Sur project, which is the construction of the second level of Periferico Sur highway in Mexico City and (ix) certain of our shares with respect to such shares, in Aeroinvest S.A. de C.V., or Aeroinvest. We generally pledge assets, such as collection or dividend rights, of each of our financed concession projects, including notably our shares of Autovia Necaxa-Tihuatlan, S.A. de C.V., or Auneti, our subsidiary that operates the Nuevo Necaxa-Tihuatlan highway, our shares in RCO, the operator of the first package of FARAC tollroads, Aguas Tratadas del Valle de Mexico, S.A. de C.V., our subsidiary that operates the Atotonilco water treatment project, our shares of Autopista Naucalpan Ecatepec, S.A.P.I. de C.V., or ANESA, the contractor for the Rio de los Remedios-Ecatepec toll highway project, the collection rights of the Rio de Los Remedios project, our interest in Aquos El Realito, S.A. de C.V., our subsidiary that operates the El Realito aqueduct in San Luis Potosi, as well as our 50% interest in Los Portales, a real estate subsidiary located in Peru, as well and our shares in San Martin Contratistas Generales, S.A., or San Martin, a construction company also in Peru. In general, assets securing credit arrangements will remain pledged until the arrangements secured by these assets expire. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these banks and our ability to incur further debt (whether secured or unsecured) is limited.

We may have difficulty obtaining the letters of credit and performance bonds that we require in the normal course of our operations.

Historically, our clients have required us to obtain bonds to secure, among other things, bids, advance payments and performance. In recent years, however, our clients, including the Mexican Federal Electricity Commission (Comision Federal de Electricidad), the Mexican Ministry of Communication and Transportation, and Petroleos Mexicanos, or Pemex, and foreign clients, have increasingly required letters of credit and other forms of guarantees to secure such bids, to advance payments and to guarantee performance. In the past we have found it difficult to obtain the performance bonds or letters of credit necessary to perform the large infrastructure projects in Mexico and abroad that historically have generated a substantial majority of our revenues. We cannot assure you that in the future we will not find it difficult to obtain performance bonds or letters of credit, particularly because, as a result of the credit crisis, many lenders and guarantors have reduced the amount of credit they extend and in some cases have stopped extending credit. Our ability to provide additional letters of credit and other forms of collateralized guarantees is limited, which may impact our ability to participate in projects in the future.

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

In recent years, we have increasingly been required to meet minimum equity requirements, certain financial ratios or more stringent experience requirements (particularly in international biddings) and obtain transaction ratings on our financial proposals from a recognized rating agency in order to bid on large public infrastructure projects. For example, Pemex, Mexico’s state-owned oil company, has increasingly required that companies that submit bids for certain of its public projects meet minimum equity requirements. Similarly, Mexico City’s government has increasingly required that companies submitting bids for its public works projects meet minimum financial ratios. The levels and types of ratios vary substantially. Although we have historically been able to comply with such requirements, we cannot assure you that we will be able to do so in the future. If we do not meet such requirements, it could impair our ability to bid for potential projects, which would have an adverse effect on our financial condition and results of operations.

Our business may evolve through mergers, acquisitions or divesetitures which may pose risks or challenges.

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

We enter into various joint ventures, associations and other strategic alliances and collaborations as part of our engineering, procurement, construction and infrastructure businesses, including RCO, ICA-Fluor, Rodio Kronsa, Los Portales, and ACTICA Sistemas S. de R.L. de C.V., as well as project-specific joint ventures, including for the Autovia Urbana Sur expressway, the Eastern Discharge Tunnel and the Atotonilco water treatment project. The success of these and other joint ventures depends, in part, on the satisfactory performance by our joint venture partners of their joint venture obligations. If our joint venture partners fail to satisfactorily perform their joint venture obligations as a result of financial or other difficulties, the joint venture may be unable to adequately perform or deliver its contracted services. Under these circumstances, we may be required to make additional investments and provide additional services to ensure the adequate performance and delivery of the contracted services. These additional obligations could result in reduced profits or, in some cases, significant losses for us with respect to the joint venture. We cannot assure you that our business partnerships or joint ventures will be successful in the future.

If we are unable to form teaming arrangements, our ability to compete for and win certain contracts may be negatively impacted, especially in bids located outside of Mexico.

In both the private and public sectors, either acting as a prime contractor, a subcontractor or as a member of a team, we may join with other firms to form a team to compete for a single contract, especially in projects located outside of Mexico, where we may seek local experience, or involving a more complex technical and/or financial structure. Because a team can offer stronger combined qualifications than a firm standing alone, these teaming arrangements can be important to the success of a particular contract bid process or proposal. The failure to maintain such relationships in certain markets, such as the government market, may impact our ability to win work.

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

In certain instances, we have guaranteed completion of a project by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. However, there is a risk that adherence to these guarantees may not be possible. Additionally, under certain Mexican laws, public officials may be held personally liable for decisions made in their professional capacities, and as a result officials who oversee our projects may not make decisions, such as executing change orders, required for progress of our projects. The failure to meet any schedule or performance requirements for any reason could result in costs that exceed projected profit margins, including fixed-amount liquidated damages up to a certain percentage of the overall contract amount and/or guarantees for the entire contract amount. We cannot assure you that the financial penalties stemming from the failure to meet guaranteed acceptance dates or achievement of acceptance and performance testing levels would not have an adverse effect on our financial condition and results of operations.

Our return on our investment in a concession project may not meet the originally estimated returns.

Our return on any investment in any concession (including highway, social infrastructure, tunnel or wastewater treatment concessions) is based on the duration of the concession and the amount of capital invested, in addition to the amount of usage revenues collected, debt service costs and other factors. For example, traffic volumes, and thus toll revenues, are affected by a number of factors including toll rates, the quality and proximity of alternative free roads, fuel prices, taxation, environmental regulations, consumer purchasing power and general economic conditions. The level of traffic on a given highway also is influenced heavily by its integration into other road networks. Usually concession and Public-Private Partnership, or PPP, contracts provide that the grantor of the contract shall deliver the right-of-way to the project land in accordance with the construction schedule. If the grantor fails to deliver such rights-of-way on time, we may incur additional investments and delays at the start of operations, and therefore we may need to seek the modification of the concession or PPP contract. We cannot assure you that we will reach an agreement as to the amendment of any such contracts or that the grantor will honor its obligations thereunder. Particularly for new projects in which we take on construction risk, overruns of budgeted costs may create a higher capital investment base than expected, and therefore a lower return on capital. Given these factors, we cannot assure you that our return on any investment in a concession will meet the estimates contemplated in the relevant concession or PPP contract.

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

We occasionally bring claims against project owners for additional costs that exceed the contract price or for amounts not included in the original contract price, including change orders. These types of claims occur due to matters such as owner-caused delays, increased unit prices or changes from the initial project scope that result, both directly and indirectly, in additional costs. Often, these claims can be the subject of lengthy arbitration, litigation or third-party expert proceedings, and it can be difficult to accurately predict when these claims will be fully resolved. When these types of events occur and unresolved claims are pending, we may invest significant working capital in projects to cover cost overruns pending the resolution of the relevant claims. With respect to change orders in particular, we may agree on the scope of work to be completed with a client without agreeing on the price, and in this case we may be required to use a third-party expert to set the price for the change order. We do not have control over such third-party experts and they may make price determinations that are unfavorable to us. As of December 31, 2012, we had Ps. 1,483 million of allowance for doubtful accounts related to contract and trade receivables, including an allowance for doubtful accounts in the Civil Construction segment related to the Line 12 of the Mexico City metro system project. See “Item 8. Financial Information—Legal and Administrative Proceedings—Line 12 of the Mexico City Metro.” A failure to promptly recover on these types of claims and change orders could have a material adverse effect on our liquidity and financial condition.

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

We operate 13 concessioned airports in Mexico through GACN. As of December 31, 2012, we controlled shares representing approximately 58.63% of GACN’s capital stock. Our interest in GACN exposes us to risks associated with airport operations.

In 2012, GACN represented 6.5% of our consolidated revenues and 31.2% of our operating income. GACN’s airport concessions from the Mexican government are essential to GACN’s contribution to revenues and operating income. Any adverse effect on GACN would have an adverse effect on our operating results.

Historically, a substantial majority of GACN’s revenues have been derived from aeronautical services, and GACN’s principal source of aeronautical services revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to GACN. In 2012, 2011 and 2010, passenger charges represented 55.8%, 54.4% and 50.0%, respectively, of GACN’s total revenues. GACN’s revenues are thus closely linked to passenger and cargo traffic volumes and the number of air traffic movements at its airports. These factors directly determine GACN’s revenues from aeronautical services and indirectly determine its revenues from non-aeronautical services. Passenger and cargo traffic volumes and air traffic movements depend in part on many factors beyond our control, including economic conditions in Mexico, the U.S. and the world, the political situation in Mexico and elsewhere in the world, high incidences of crime, particularly related to drug trafficking, throughout Mexico but especially in the northern cities, the attractiveness of GACN’s airports relative to that of other competing airports, fluctuations in petroleum prices (which can have a negative impact on traffic as a result of fuel surcharges or other measures adopted by airlines in response to increased fuel costs) and changes in regulatory policies applicable to the aviation industry. International conflicts and health epidemics, such as the Influenza A(H1N1) epidemic, have negatively affected the frequency and pattern of air travel worldwide. Generally all of our airports were negatively affected by reductions in the volume of passengers, the A(H1N1) virus and the exit from the Mexican market of five airlines in less than a year. In addition, Mexicana de Aviacion, Click Mexicana and Mexicana Link (collectively known as Grupo Mexicana) ceased operations during the third quarter of 2010. These suspensions adversely impacted the recovery of air traffic volumes in all of our airports, although total passenger traffic in 2012 and 2011 increased as compared to 2010. The future occurrence or worsening of any of such developments going forward would adversely affect GACN’s business, and in turn, our business. Any decreases in passenger and cargo traffic volumes and the number of air traffic movements to or from our airports as a result of these factors could adversely affect GACN’s business, results of operations, prospects and financial condition, thereby negatively affecting our overall results.

Terrorist attacks have had a severe impact on the international air travel industry, and terrorist attacks and other international events have adversely affected GACN’s business and may do so in the future.

As with all airport operators, GACN is subject to the threat of terrorist attack. The terrorist attacks on the United States on September 11, 2001 had a severe adverse impact on the air travel industry, particularly on U.S. carriers and on carriers operating international service to and from the United States. Airline traffic in the United States fell precipitously after the attacks. GACN’s terminal passenger volumes declined 5.8% in 2002 as compared to 2001. Any future terrorist attacks involving one of GACN’s airports, whether or not involving aircraft, will likely adversely affect our business, results of operations, prospects and financial condition. Among other consequences, airport operations would be disrupted or suspended during the time necessary to conduct rescue operations, investigate the incident and repair or rebuild damaged or destroyed facilities, and our future insurance premiums would likely increase. In addition, GACN’s insurance policies do not cover all losses and liabilities resulting from terrorism. Any future terrorist attacks, whether or not involving aircraft, will likely adversely affect GACN’s business, results of operations, prospects and financial condition.

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

Other international events such as the conflicts in the Middle East and public health crises such as the Severe Acute Respiratory Syndrome, or SARS, crisis and the Influenza A(H1N1) crisis have, in the past, negatively affected the frequency and pattern of air travel worldwide. Because GACN’s revenues are largely dependent on the level of passenger traffic in its airports, any general increase of hostilities relating to reprisals against terrorist organizations, further conflict in the Middle East, outbreaks of health epidemics such as SARS or Influenza A(H1N1), or other international events of general concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on GACN’s business, results of operations, prospects and financial condition.

Increases in fuel prices could adversely affect GACN’s business and results from operations.

While there was a decline in 2012, international fuel prices, which represent a significant cost for airlines using GACN’s airports, have increased in recent years. Increases in previous years in airlines costs were among the factors leading to cancellations of routes, decreases in frequencies of flights, and in some cases even contributed to filings for bankruptcy by some airlines (such as Alma and Aladia). For other airlines, such as Avolar and Aerocalifornia, such increased costs may have contributed to the denial of extensions of their concessions by the Mexican regulatory authorities for failure to satisfy security, service, coverage and quality requirements.

GACN provides a public service regulated by the Mexican government and its flexibility in managing its aeronautical activities is limited by the regulatory environment in which it operates.

GACN operates its airports under concessions, the terms of which are regulated by the Mexican government. As with most airports in other countries, GACN’s aeronautical fees charged to airlines and passengers are regulated. In 2012, 2011 and 2010, approximately 67.8%, 67.0% and 64.2%, respectively, of GACN’s total revenues were earned from regulated services, which are subject to price regulation under its maximum rates. These regulations may limit GACN’s flexibility in operating its aeronautical activities, which could have a material adverse effect on its business, results of operations, prospects or financial condition. In addition, several of the regulations applicable to GACN’s operations and that affect its profitability are authorized (as in the case of its master development programs) or established (as in the case of its maximum rates) by the Ministry of Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability to unilaterally change GACN’s obligations (such as the investment obligations under its master development programs or the obligation under its concessions to provide a public service) or increase its maximum rates applicable under those regulations should passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, we cannot assure you that this price regulation system will not be amended in a manner that would cause additional sources of GACN’s revenues to be regulated, which could limit GACN’s flexibility in setting prices for additional sources of revenues that are not currently subject to any restriction.

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

Morever, when determining GACN’s maximum rates for the next five-year period (covering 2016 through 2020), the Ministry of Communications and Transportation may be subject to significant pressure from different entities (for example, the Mexican Federal Competition Commission (Comision Federal de Competencia) and the carriers operating at GACN’s airports) to modify GACN’s maximum rates, which may reduce the profitability of our airport business. We cannot assure you that the laws and regulations governing our airport business, including the rate-setting process and the Mexican Airport Law, will not change in the future or be applied or interpreted in a way that could have a material adverse effect on GACN’s business, results of operations, prospects and financial condition.

On December 14, 2011, a bill was introduced in Mexico’s Congress to amend the Mexican Airport Law. The bill proposes that the Ministry of Communications and Transportation gain additional authority to plan and apply the standards, policies and programs for the Mexican airport system, to oversee the proper operation of civil aviation in Mexico and to establish rules for airport service providers and the general basis for flight schedules, so as to guarantee the competitiveness of Mexico’s airports. The bill has been approved by the Senate (Senado de la Republica) and the House of Deputies (Camara de Diputados), and the amendments to the Mexican Airport Law set forth therein will become effective once the Senate has approved the final draft of the amendments and ordered that they be published in the Mexican Official Gazette of the Federation (Diario Oficial de la Federacion).

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

Of the total aeronautical revenues generated at GACN’s airports in 2012, Aerovias de Mexico, S.A. de C.V., or Aeromexico, and its affiliates accounted for 31.2%, VivaAerobus represented 17.8% and Interjet represented 15.8%. In recent years, discount carriers, charter carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market. In 2012, passengers traveling on discount, charter and low-cost carriers, such as VivaAerobus, Interjet and Volaris accounted for approximately 50.0% of GACN’s commercial aviation passenger traffic.

AMR Corporation, the parent company of American Airlines and American Eagle, generated 3.4% of the sum of GACN’s aeronautical and non-aeronautical revenues from January 1, 2012, to December 31, 2012, of which American Airlines accounted for 3.2% and American Eagle accounted for 0.2%. As a percentage of GACN’s total passenger traffic, AMR Corporation generated 3.1%, of which American Airlines accounted for 2.1% and American Eagle accounted for 1.0% during the same period.

On November 29, 2011, AMR Corporation announced that AMR Corporation and certain of its U.S.-based subsidiaries filed voluntary petitions for Chapter 11 reorganization in the U.S. Bankruptcy Court for the Southern District of New York. The same day, the U.S. Bankruptcy Court for the Southern District of New York granted approval of a series of motions to help facilitate American Airlines and American Eagle’s continued normal business operations throughout the reorganization process. AMR Corporation was granted the exclusive right to propose its own plan of reorganization. On February 14, 2013, AMR Corporation and US Airways announced that they had signed an agreement to merge.

Grupo Mexicana, which comprises Mexicana de Aviacion, Click Mexicana, and Mexicana Link, operated 24 routes at 12 of GACN’s 13 airports in July 2010, prior to the bankruptcy filing by Mexicana de Aviacion.

On August 3, 2010, Mexicana de Aviacion announced that it filed for bankruptcy protection (concurso mercantil) before the 11th Federal District Court in Mexico City and that it also sought bankruptcy protection in the United States. On August 27, 2010, Grupo Mexicana announced the indefinite suspension of operations of Mexicana de Aviacion, Click Mexicana, and Mexicana Link. Click Mexicana and Mexicana Link’s insolvency petitions were accepted in conciliary phase on November 16, 2010.

During the first six months of 2010, Grupo Mexicana generated 16.6% of GACN’s total passenger traffic, of which 7.6% was accounted for solely by Mexicana de Aviacion. Grupo Mexicana generated 17.3% of GACN’s domestic passenger traffic, including 7.2% from Mexicana de Aviacion. In terms of international traffic, Grupo Mexicana generated 13.1% of GACN’s traffic, of which Mexicana de Aviacion accounted for 9.3%. Grupo Mexicana generated 12.2% of GACN’s revenues during the first six months of 2010, of which Mexicana de Aviacion accounted for 5.9%.

As of April 18, 2013, the total amount owed to us by Grupo Mexicana amounted to approximately Ps. 145,881 thousand. As of December 31, 2012, we had recognized and recorded a corresponding provision of Ps. 145,881 under costs of services. We have not charged any further amount or generated any interest on the amount owed ever since. In subsequent bankruptcy proceedings, Mexican courts have ordered the separation of a total of approximately Ps. 132,628 thousand in passenger charges in our favor from the bankruptcy proceedings of Mexicana de Aviacion, ClickMexicana and MexicanaLink and ordered the airlines to pay us or to declare it legally impossible to execute the payment. To date, we have not received any portion of the amount due to us. There can be no assurance that these amounts will be recovered from Grupo Mexicana, representing a cash flow risk.

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

Mexico experienced a period of slow growth from 2001 through 2003, primarily as a result of the downturn in the U.S. economy. In 2007, GDP grew by approximately 3.3% and inflation declined to 3.8%. In 2008, GDP grew by approximately 1.8% and inflation reached 6.5%. Mexico entered into a recession beginning in the fourth quarter of 2008, and in 2009 GDP fell by approximately 6.5% and inflation was 3.6%. In 2010, GDP grew 5.5% and inflation reached 4.4%. In 2011, GDP grew 3.9% and inflation declined to 3.8%. In 2012, GDP grew 3.9% and inflation decreased to 3.6%.

Mexico also has, and is expected to continue to have, high real and nominal interest rates as compared to the United States. The annualized interest rates on 28-day Cetes averaged approximately 7.7%, 5.4%, 4.4%, 4.2% and 4.2% for 2008, 2009, 2010, 2011 and 2012 respectively. As of December 31, 2012, 67% of our debt is denominated in Mexican pesos, and we may continue to incur peso-denominated debt for our projects in Mexico for which the source of repayment of financing is in Mexican pesos. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

If the Mexican economy experiences another recession, if inflation or interest rates increase significantly or if the Mexican economy is otherwise adversely impacted, our business, financial condition or results of operations could be materially and adversely affected.

Appreciation or depreciation of the Mexican peso relative to the U.S. dollar, other currency fluctuations and foreign exchange controls could adversely affect our financial condition and results of operations.

A substantial portion of our construction revenues and a substantial portion of our debt, including U.S.$ 500 million of our senior notes due 2021 and U.S.$ 350 million of our senior notes due 2017, are denominated in U.S. dollars, while the majority of our raw materials, a portion of our long-term indebtedness and a substantial portion of our purchases of machinery and day-to-day expenses, including employee compensation, are denominated in Mexican pesos. As a result, an appreciation of the Mexican peso relative to the U.S. dollar would decrease our dollar revenues when expressed in Mexican pesos. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods, due to the translation of the financial results of our foreign subsidiaries.

Beginning in the second half of 2008, the Mexican peso substantially depreciated against the U.S. dollar, falling from a Federal Reserve Bank of New York noon buying rate for Mexican pesos of Ps. 10.37 on July 2, 2008 to Ps. 13.83 on December 31, 2008 and Ps. 14.21 on March 31, 2009, a depreciation of approximately 37%. The Mexican peso stabilized and partially recovered in 2010, when the noon buying rate was Ps. 12.30 per U.S.$ 1.00 on March 31, 2010 and Ps. 12.38 per U.S.$ 1.00 on December 31, 2010. In 2011, there was a significant depreciation in the Mexican peso against the U.S. dollar, and the noon buying rate increased to Ps. 13.95 on December 30, 2011, representing a depreciation of approximately 13%. The Mexican peso has since partially recovered, and the noon buying rate was Ps. 12.23 per U.S.$ 1.00 on April 19, 2013. Fixed price and not-to-exceed contracts require us to bear the risk of fluctuation in the exchange rate between the Mexican peso and other currencies in which our contracts, such as financing agreements, are denominated or which we may use for purchases of supplies, machinery or raw materials, day-to-day expenses or other inputs. A severe devaluation or depreciation of the Mexican peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated indebtedness or obligations in other currencies. While the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange control policies in the future. We cannot assure you that the Mexican Central Bank will maintain its current policy with respect to the peso. Currency fluctuations may have an adverse effect on our financial condition, results of operations and cash flows in future periods. Such effects include foreign exchange gains and losses on assets and liabilities denominated in U.S. dollars, fair value gains and losses on derivative financial instruments, and changes in interest income and interest expense. These effects can be more volatile than our operating performance and our cash flows from operations. See “–Risks Related to Our Operations–Our hedging contracts may not effectively protect us from financial market risks and may negatively affect our cash flow.”

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

The Mexican economy, the business, financial condition or results of operations of Mexican companies and the market value of securities of Mexican companies may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. In recent years, economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of NAFTA and increased economic activity between the two countries. In the second half of 2008, the prices of both Mexican debt and equity securities decreased substantially as a result of the prolonged decrease in the United States securities markets. This general correlation continued in 2011 and 2012, even as both securities markets trended upward. Adverse economic conditions in the United States, the termination of NAFTA or other related events could have a material adverse effect on the Mexican economy. The Mexican debt and equities markets also have been adversely affected by ongoing developments in the global credit markets. We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not materially adversely affect our business, financial condition or results of operations.

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

In a public offering, pursuant to Article 53 of the Mexican Securities Market Law, we are not required to grant preemptive rights to any holders of our ADSs, Ordinary Participation Certificates, or CPOs, or shares. We are not required by law to undertake our capital increases using public offerings.

If we issue new shares for cash in a private offering, as part of a capital increase, we must grant our stockholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in our company. Rights to purchase shares in these circumstances are known as preemptive rights. However, we are not legally required to grant holders of ADSs, CPOs or shares in the United States any preemptive rights in any future private offering.

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

As of December 31, 2012, the total beneficial shareholding of our directors and executive officers (including shares held in a management trust) was approximately 63,841,165, or 10.5%, of our outstanding shares. This total included shares beneficially owned by the Chairman of our Board of Directors, Bernardo Quintana Isaac, or his family, including Alonso Quintana (our Chief Executive Officer, and a member of our Board of Directors), Diego Quintana (responsible for investments in our Industrial Construction division and all partnerships and a member of our Board of Directors), and Rodrigo Quintana (our General Counsel), comprising approximately 6.4% of our outstanding shares. Additionally, the management trust held 24,600,561, or 4.1%, of our outstanding shares (including 0.91% shares included in the total of beneficial ownership by the Quintana family). Another trust controlled by our management, the foundation trust, held 8,318,499, or 1.4%, of our shares. See “Item 6. Directors and Senior Management—Share Ownership,” “—Compensation—Management Bonuses” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

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

A. HISTORY AND DEVELOPMENT OF THE COMPANY

We are a sociedad anonima bursatil de capital variable incorporated as Empresas ICA, S.A.B. de C.V. under the laws of Mexico. Our business began in 1947 with the incorporation of Ingenieros Civiles Asociados, S.A. de C.V., which provided construction services for infrastructure projects for the Mexican public sector. Our registered office is located at Blvd. Manuel Avila Camacho 36, Col. Lomas de Chapultepec, Del. Miguel Hidalgo, 11000 Mexico City, Mexico, telephone (52-55) 5272-9991.

Based on data from the Mexican Chamber of the Construction Industry (Camara Mexicana de la Industria de la Construccion) and the INEGI (Instituto Nacional de Estadistica, Geografia e Informatica), we are the largest engineering, procurement and construction company in Mexico based on our relative share of the total revenues of the formal construction sector in Mexico, and are the largest provider in Mexico of construction services to both public and private-sector clients. We are engaged in a full range of construction and related activities, involving the construction of infrastructure facilities, as well as industrial, urban, and housing construction. In addition, we are engaged in the development and marketing of real estate, the construction, maintenance and operation of airports, highways, social infrastructure and tunnels and in the management and operation of water supply systems and solid waste disposal systems under concessions granted by governmental authorities.

Since 1947, we have expanded and diversified our construction and related businesses. In the past, our business strategy had been to strengthen and expand our core construction business, while diversifying our sources of revenue. The Mexican economic crisis triggered by the peso devaluation in 1994 led us to seek new growth opportunities in related businesses in Mexico and in construction businesses outside of Mexico, notably Latin America. After a protracted construction crisis in Mexico, in 1999 we started our non-core divestment program, under which we sold non-core assets, and used the proceeds from such sales to pay corporate debt. We concluded that non-core divestment program in 2006. Subsequently, we redefined our business focus to emphasize our construction business, which in 2012 and 2011 accounted for approximately 82.3% and 83.8%, respectively, of our revenues. We are again exploring strategic divestments, including of our real estate assets.

We have also increased our participation in construction-related businesses both in Mexico and in foreign markets, such as infrastructure operations, housing development and, as of 2012, mining services, as part of our strategy to minimize the effect of business and macroeconomic cycles in the construction industry. The strategy to pursue projects in foreign markets will continue to be an ongoing practice in future years.

Capital Spending

Our capital spending program is focused on the acquisition, upgrading and replacement of property, plant and equipment as well as investments in infrastructure concessions required for our projects.

The following table sets forth our capital spending for each year in the three-year period ended December 31, 2012. Capital spending in the following table includes amounts invested for property, plant and equipment as well as for acquisitions of real estate inventories. Acquisitions of real estate inventories are included in operating activities in our consolidated statements of cash flows, for which reason the table below does not represent capital expenditures as reported in our consolidated statements of cash flows.

	Year Ended December 31,
	2012		2012	2011	2010
	(Millions of U.S. dollars)		(Millions of Mexican pesos)
Construction:
Civil	U.S.$	33	Ps. 424	Ps. 854	Ps. 888
Industrial		12	154	44	40

Subtotal		45	578	898	928
Airports		29	376	388	626
Concessions		180	2,319	1,603	2,239
Housing		241	3,105	3,561	4,255
Corporate and Other		4	54	20	37

Total	U.S.$	499	Ps. 6,432	Ps. 6,470	Ps. 8,085

Aggregate capital spending decreased 0.6% in 2012 as compared to 2011. The decrease in aggregate capital spending in 2012 primarily reflected decreased spending in our Civil Construction and Housing segments. The decreased spending in our Civil Construction segment was primarily due to certain of our projects having entered the mature phases of construction in 2012, with their related capital investments (such as investments in major equipment) having been made in prior years. In our Housing segment, our capital spending decreased due to an overall deceleration during 2012. The decreased spending in our Civil Construction segment was partially offset by increased capital spending primarily in our Industrial Construction and Concessions segments, which in turn was principally due to a ramp up related to our new Barranca Larga-Ventanilla concession and the extension of our Kantunil-Cancun Highway concession.

Our principal capital expenditures currently in progress include Ps. 2,319 million in investments in our Concessions segment. All of such principal expenditures are geographically located in Mexico and funded through third party financings, including proceeds from our 2011 and 2012 notes offerings and our 2009 equity offering. Third party financing, other than our 2011 and 2012 senior notes offerings and 2009 equity offering, is typically structured through project finance vehicles and, to a lesser extent, through corporate term loan financing.

Capital expenditures in 2012 related to our Housing segment include Ps. 3,105 million of real estate inventories, which include land and projects under construction. Capital spending related to our Housing segment was Ps. 3,561 million in 2011.

On May 24, 2012, we entered into an agreement to acquire a 51% share in Peru’s leading mining sector construction company, San Martin. The purchase price of the acquisition was determined by using a complex earn out formula, which includes San Martin’s EBITDA from 2012 through 2014 as one of the factors. The purchase price is payable over a five year period and could range from U.S.$ 18 million, including the initial payment and the payment to be made at the end of the earn out period, to a maximum of US$ 123 million. The estimated range is between U.S.$ 80 and U.S.$ 100 million, based on our reasonable projections of our future performance.

Divestitures

In August 2011, we entered into a share purchase agreement to sell the company which held our Corredor Sur tollroad concession, ICA Panama, S.A., to Empresa Nacional de Autopistas, S.A., or ENA, a corporation owned by the Government of Panama, for U.S.$ 420 million. The transaction was completed on August 24, 2011. Simultaneously with the completion of the sale, we repaid approximately U.S.$ 154 million of Corredor Sur’s outstanding debt.

In addition, in September 2011 we completed the sale of our Queretaro–Irapuato and Irapuato–La Piedad highway concessions, operated under the PPP mechanism, to our affiliate RCO in exchange for cash and an increased shareholding in RCO from 13.6% to 18.7%. In addition, RCO assumed the existing debt related to the concession projects. We continue to operate and provide maintenance services to these highways.

On December 3, 2012, we announced that we signed an agreement with Servicios Corporativos Javer S.A.P.I. de C.V., or Javer, for Javer to acquire the assets and operating liabilities related to 20 affordable housing development projects being developed through our ViveICA subsidiary. We expect to receive newly issued shares of stock representing approximately 23% ownership stake in Javer, as well as a Ps. 600 million cash payment to repay bank debt related to the assets and the assumption by Javer of Ps. 400 million in accounts payable. ICA will become Javer’s third largest shareholder, with two board seats. The transaction is expected to close during the second quarter of 2013, subject to customary closing conditions for a real property asset sale. As of December 31, 2012, these housing assets were classified as held for sale, valued at their fair value, in our consolidated statement of financial position. Their results of operations were classified as discontinued operations, presented retrospectively for 2011 and 2010, in our consolidated statements of comprehensive income.

Public Sector Spending and the Mexican Economy

Our performance and results of operations historically have been tied to Mexican public sector spending on infrastructure and industrial facilities. Mexican public sector spending, in turn, has generally been dependent on the state of the Mexican economy and accordingly has varied significantly in the past. Mexico’s gross domestic product grew 1.5% overall in 2008, fell by approximately 6.5% in 2009 and grew 5.5% in 2010. In 2011, GDP increased 3.9%. In 2012, GDP increased 3.9%. The average interest rates on 28-day Mexican treasury notes were 4.2% in 2012, 4.2% in 2011 and 4.4% in 2010. Inflation was 3.6% in 2012, 3.8% in 2011 and 4.4% in 2010.

According to the INEGI, GDP of the Mexican construction sector, in real terms as compared to the prior year, decreased 3.3% in 2012, increased 4.6% in 2011 and remained flat at 0.0% in 2010, and represented 6.2%, 6.3% and 6.3% of Mexico’s total gross domestic product in those years, respectively. According to data published by the Mexican Ministry of Finance and Public Credit, the average annual budgetary investment in infrastructure was 6.2% of GDP during 2012, and 6.4% during the period between 2008 and 2012.

In 2007, former President Felipe Calderon unveiled his National Infrastructure Program for 2007 to 2012, which was designed to expand Mexico’s infrastructure, accelerate Mexico’s economic growth and make the Mexican economy more internationally competitive.

In February 2008, the Federal Government announced the creation of the National Infrastructure Fund (Fondo Nacional de Infraestructura) within the National Public Works and Services Bank (Banco Nacional de Obras y Servicios Publicios, S.N.C., or Banobras). The government stated that it intended to use the National Fund for Infrastructure to counteract effects of the credit crisis and related turmoil in the global financial system by providing financing, including guarantees, for important projects. The initial funding of Ps. 44 billion for the National Fund for Infrastructure came from the privatization of the first package of tollroads offered by the Fideicomiso de Apoyo y Rescate de Autopistas Concesionadas, or FARAC, in 2007. In 2012, Banobras extended an historic record volume of credit totaling Ps. 67.5 billion under this program, almost 20% higher than the credit granted in 2011. In the last five years, Banobras has granted more than Ps. 211 billion to finance infrastructure projects. Although the progress of the National Infrastructure Program has not been as rapid as originally announced, particularly in the areas of energy, ports, and railways, we have seen the rate of awards increase in water treatment and water supply and continued progress in highways. One of the beneficiaries of the National Fund for Infrastructure lending from Banobras development bank is our Barranca Larga-Ventanilla project, which in November 2012 was the recipient of a Ps. 1,213 million loan from this program.

The Mexican Association of Civil Engineers (Colegio de Ingenieros Civiles de Mexico, or CICM) proposed a new National Infrastructure Plan for the period 2013 to 2018, which is expected to be the basis for Mexican President Enrique Peña Nieto’s infrastructure platform. The new program is expected to invest approximately U.S.$ 415 billion, representing 5.7% of Mexico’s gross domestic product, in over 1,000 projects in the transportation, water management, energy and urban development sectors. Energy is the sector where most of the budget (approximately 64%) is expected to be allocated, and investment in highways is expected to represent approximately an additional U.S.$ 17 billion, or 4.1% of the proposed new program’s investment commitment. The program proposes to generate 3.9 million jobs and to contribute to Mexico’s economic development.

B. BUSINESS OVERVIEW

In 2012 our operations were divided into the following six segments:

•	Civil Construction,

•	Industrial Construction,

•	Concessions,

•	Airports,

•	Housing, and

•	Corporate and Other.

In January 2013, we discontinued the horizontal housing business line, because it no longer represents a significant or strategic business line. Therefore, as of January 1, 2013, the remaining operations in our Housing segment will be grouped together with our Corporate and Other Segment, as such operations do not qualify for separate segment reporting. Also effective January 1, 2013, we will no longer proportionally consolidate ICA-Fluor. See Note 4 to our consolidated financial statements. Commencing in 2013 as well, we will no longer report our Industrial Construction operations as a segment.

Our construction business is comprised of Civil Construction and Industrial Construction segments. In both construction segments, we provide a full range of services, including feasibility studies, conceptual design, engineering, procurement, project and construction management, construction, maintenance, technical site evaluations and other consulting services.

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

Description of Business Segments

Construction

Our construction business is divided into the Civil Construction and Industrial Construction segments. In 2012, our construction business, comprised of the two construction segments, accounted for 82.3% of our revenues.

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

In recent years, however, our construction contracts have been increasingly of the fixed price type or not to exceed type, which generally do not provide for adjustment of pricing except under certain circumstances for inflation or as a result of errors in the contract’s specifications, or mixed price contracts in which a portion of the contract is at fixed price and the rest at unit prices. Examples of mixed price projects in which we are currently involved include the La Yesca hydroelectric project in the Civil Construction segment and the clean fuels projects with Pemex and the Ethelyne XXI plant in the Industrial Construction segment. Fixed price, not-to-exceed and mixed price contracts collectively accounted for approximately 53% of our construction backlog as of December 31, 2012, 83% of our construction backlog as of December 31, 2011 and 86% of our construction backlog as of December 31, 2010. We believe that fixed price contracts are more prevalent in the construction market and the contracts that we enter into in the future may reflect this shift to fixed price contracts. Additionally, we expect that, because of conditions attendant to financing arrangements, future concession-related, infrastructure and industrial construction contracts may restrict the adjustment of the contract price for additional work done due to incorrect contract specifications.

However, under Mexican law, traditional public works contracts provide for the price adjustment of certain components, regardless of whether the contract is fixed price or mixed price. Under a traditional public works mechanism, the counterparty pays us periodically (often monthly) as our work is certified over the term of the contract and we do not finance the project.

We earn a significant portion of our construction revenues under contracts whose prices are denominated in currencies other than Mexican pesos, substantially all of which are of the fixed price, mixed price or not-to-exceed type. Approximately 38% of our contract awards in 2012 (based on the contract amount) were foreign-currency denominated. Approximately 33% of our construction backlog as of December 31, 2012 was denominated in foreign currencies. Substantially all of our foreign-currency denominated contracts are denominated in U.S. dollars, except for contracts entered into by our Rodio Kronsa subsidiary and certain other foreign projects, which are denominated in other currencies such as euros, Peruvian soles, Costa Rica colones and Colombian pesos.

Our policy requires that a committee review and approve all construction projects and concessions with construction components expected to generate material revenues. The committee supervises our decisions to bid on new construction projects based upon a number of criteria, including the availability of multilateral financing for potential projects, the availability of rights of way, the adequacy of project specifications, the customer’s financial condition and the political stability of the host country, if the project is outside of Mexico.

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

In addition to construction contracts for new projects, increases in the scope of work to be performed in connection with existing projects are an important source of revenue for us. In 2012, increases in scope of work accounted for Ps. 13,016 million. Construction contracts for such work are not typically put up for bid, but are negotiated by the client with the existing contractor.

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

Construction and Mining Services and Other Backlog

Backlog in the engineering and construction industry is a measure of our share of the total dollar value of accumulated signed contracts at a particular moment.

The following table sets forth, at the dates indicated, our backlog of construction and mining services contracts.

	As of December 31,
	2012		2012	2011	2010
	(Millions of U.S. dollars)		(Millions of Mexican pesos)
Civil Construction	U.S. $	2,663	Ps. 34,254	Ps. 28,203	Ps. 26,844
Industrial Construction		621	7,984	7,115	8,455

Total Construction Backlog	U.S. $	3,284	Ps. 42,238	Ps. 35,318	Ps. 35,229
Mining Services and Other Backlog	U.S. $	635	Ps. 8,166	—	—

In our Civil Construction segment we report our new mining services contracts which have a backlog of Ps. 8,166 million, these projects principally reflect the contracts in our San Martin subsidiary in Peru. We group our mining services business with our Civil Construction segment due to the similarity between our mining services and certain services provided by our traditional construction business, which leads us to review and manage our mining activities within the scope of our Civil Construction segment’s performance metrics.

Total contract awards and net additions to existing contracts totaled Ps. 44,180 million (approximately U.S.$ 3,435 million) in 2012. See Note 8 to our consolidated financial statements. Seven projects represented approximately 66% of backlog in the Civil Construction segment, and 54% of total backlog, at December 31, 2012. The following table sets forth certain information relating to these seven projects.

	Amount	Estimated Completion Date	% of Total Construction Backlog	% of Total Backlog
	(Millions of Mexican pesos)
Civil Construction Backlog
Mitla-Tehuantepec highway	Ps. 5,547	Fourth quarter of 2015	13%	11%
Barranca Larga-Ventanilla Highway	5,182	Third quarter of 2014	12%	10%
Package Highway Sonora State	2,801	Second quarter of 2019	7%	6%
Avenida Domingo Diaz Panama	2,663	Third quarter of 2014	6%	5%
Lazaro Cardenas TEC II Container Terminal	2,262	Third quarter of 2014	5%	4%
Tepic Bypass	2,192	Second quarter of 2014	5%	4%
Eastern Discharge Tunnel	2,013	Second quarter of 2014	5%	4%

As of December 31, 2012, approximately 15% of construction backlog was attributable to construction projects outside Mexico. Public sector projects represented approximately 72% of our total construction backlog. At December 31, 2012, construction contracts with a value exceeding U.S.$ 400 million accounted for 25% of our total construction backlog, construction contracts with a value ranging from U.S. $ 200 million to U.S. $ 400 million accounted for 21% and construction contracts with a value of less than U.S.$ 200 million accounted for 54% of our total construction backlog.

The amount of backlog is not necessarily indicative of our future revenues related to the performance of such work. Although backlog represents only business that is considered to be firm, we cannot assure you that cancellations or scope adjustments will not occur.

In certain instances, we have guaranteed completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any such schedule or performance requirements could result in costs that exceed projected profit margins, including substantial penalties fixed as a percentage of a contract price. Fixed price, not-to-exceed and mixed price contracts collectively accounted for approximately 53% of our construction backlog as of December 31, 2012. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Construction—Construction Backlog.”

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

In our Civil Construction segment, in addition to the Mexican companies, we compete primarily with Spanish and Brazilian companies. Major competitors include Impulsora del Desarrollo y el Empleo en America Latina, S.A.B. de C.V., or IDEAL, and Carso Infraestructura y Construcciones, S.A. de C.V., both related parties of Grupo Carso, Tradeco Infraestructura, S.A. de C.V., La Peninsular Compañia Constructora S.A. de C.V. (a member of Grupo Hermes), Promotora y Desarrolladora Mexicana, S.A. de C.V., Azvi-Cointer de Mexico, S.A. de C.V., Fomento de Construcciones y Contratas, S.A., or FCC, ACS Actividades de Construcciones y Servicios, S.A. and Dragados S.A. (together, ACS), Constructora Norberto Odebrecht S.A. and Andrade Gutierrez S.A. This market is fragmented, with many small local participants in civil construction.

In our Industrial Construction segment, we compete with Mexican, Brazilian, Argentine, Korean, French, Italian and Japanese companies, including Odebrecht, Cobra Gestion de Infraestructuras, S.A. and Dragados Industrial and Dragados Offshore (each part of ACS), Techint S.A. de C.V., Duro Felguera Mexico, S.A. de C.V., Mitsubishi Corporation, Swecomex, S.A. de C.V. (a member of Grupo Carso), Transportacion Maritima Mexicana, S.A. de C.V., Samsung Ingenieria Manzanillo, S.A. de C.V., Grupo R S.A. de C.V., Korea Gas Corporation, Abengoa/Abener Energia, Construcciones y

Equipos Latinoamericanos, S.A. de C.V., Construcciones Mecanicas Monclova S.A. de C.V., Industrial Perforadora de Campeche S.A. de C.V., Inelectra, Samsung Engineering, Senermex, Snam/Saipam, Tecnicas Reunidas S.A. de C.V., Technip, Tradeco Infraestructura S.A. de C.V. and TransCanada.

In our Concessions segment, we compete primarily with Mexican and Spanish companies, including IDEAL, Globalvia Infraestructuras, S.A. de C.V., Compañia Contratistas Nacional, S.A. de C.V., La Peninsular Compañia Constructora, S.A. de C.V., OHL Mexico, S.A.B. de C.V., Promotora y Operadora de Infraestructura, S.A.B. de C.V., Tradeco Infraestructura, S.A. de C.V., Fomento de Construcciones y Contratas, S.A., FCC Aqualia, S.A., Acciona Agua, S.A., Abengoa Mexico, S.A. de C.V. and Impulsa Infraestructura, S.A. de C.V.

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

Raw Materials

The principal raw materials we require for our construction operations are cement, construction aggregates and steel. In our Civil Construction segment, raw materials accounted for Ps. 7,112 million, or 17%, of our consolidated cost of sales in 2012, Ps. 5,726 million, or 17%, of our consolidated cost of sales in 2011 and Ps. 4,549 million, or 16%, of our consolidated cost of sales in 2010. In our Industrial Construction segment, raw materials accounted for Ps. 2,391 million, or 6% of our consolidated costs of sales in 2012, Ps. 2,056 million, or 6%, of our consolidated cost of sales in 2011 and Ps. 2,000 million, or 7%, of our consolidated cost of sales in 2010.

Civil Construction

Our Civil Construction segment focuses on infrastructure projects in Mexico, including the construction of roads, highways, transportation facilities (such as mass transit systems), bridges, dams, ports, hydroelectric plants, prisons, tunnels, canals and airports, as well as on the construction, development and remodeling of large multi-storied urban buildings, including office buildings, multiple-dwelling housing developments shopping centers. Our Civil Construction segment has also pursued opportunities in other parts of Latin America, the Caribbean, Asia and the United States, and is currently pursuing select opportunities outside of Mexico and performing three construction projects in Panama, two in Colombia, one in Costa Rica and, through our San Martin subsidiary, certain projects in Peru. Our Civil Construction segment performs activities such as demolition, clearing, excavation, de-watering, drainage, embankment fill, structural concrete construction, concrete and asphalt paving, mining services and tunneling. In 2012, our Civil Construction segment accounted for approximately 68.6% of our total revenues.

The Civil Construction segment’s projects are usually large and complex and require the use of large construction equipment and sophisticated managerial and engineering techniques. Although our Civil Construction segment is engaged in a wide variety of projects, our projects generally involve contracts whose terms range from two to five years.

We have played an active role in the development of Mexico’s infrastructure and have completed large infrastructure facilities and constructed buildings throughout Mexico and Latin America. Among the facilities and buildings we have constructed from our incorporation in 1947 through 2012:

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

•	various hotels and office buildings, including the Maria Isabel Sheraton, Nikko, Paraiso Radisson Mexico City, Westin Regina Los Cabos and the Torre Mayor, among others;

•	lines one through nine, A and part of B of the Mexico City metro system; and

•	the Mexico City sewage system.

The most important projects under construction by the Civil Construction segment during 2012 included:

•	the Rio de los Remedios-Ecatepec highway;

•	the La Yesca hydroelectric project;

•	the Autovia Urbana Sur second level expressway;

•	the SPC Sonora and SPC Jalisco projects;

•	the Eastern Discharge Tunnel of the Mexico City valley drainage system; and

•	Line 12 of the Mexico City metro system.

The Civil Construction segment’s contract awards and additions in 2012 totaled approximately Ps. 36,804 million (approximately U.S.$ 2,862 million), of which Ps. 6,467 million were awarded outside Mexico.

Autovia Urbana Sur. We were awarded a 30-year concession by the Federal District of Mexico, as part of a consortium with IDEAL, and a construction contract for the elevated toll section of the Autovia Urbana Sur expressway in Mexico City. The fixed price contract totaled Ps. 5,366 million and was completed by the end of 2012.

Eastern Discharge Tunnel. In November 2008, the Mexican National Water Commission (Comision Nacional de Aguas), the government of Mexico City and the government of the state of Mexico, acting together as a trust, awarded an ICA-led consortium a Ps. 9,526 million (excluding value-added tax) contract for the construction of the Eastern Discharge Tunnel (Tunel Emisor Oriente) in the Mexico City valley. The tunnel will increase drainage capacity in the Mexico City region and prevent flooding during the rainy season. The ICA-led consortium, Constructora Mexicana de Infraestructura Subterranea, S.A. de C.V., is comprised of Ingenieros Civiles Asociados, S.A. de C.V., Carso Infraestructura y Construccion, S.A. de C.V., Construcciones y Trituraciones, S.A. de C.V., Constructora Estrella, S.A. de C.V. and Lombardo Construcciones, S.A. de C.V. We recognize 50% of the operations from this project, or Ps. 4,727 million of the total construction contract. In 2011, we entered into an agreement increasing our share of the total contract value to Ps. 7,062 million. In 2012, we received an additional contract increase of Ps. 207 million, for a total value of Ps. 7,269. The fixed-term contract has both unit price and fixed price components, and scheduled completion of the project in the third quarter of 2014. The construction contract is under a traditional public works mechanism, in which the counterparty pays us periodically (often monthly) as our work is certified over the term of the contract and we do not finance the project. The project includes the construction of a 62-kilometer tunnel and 24 related access shafts. The tunnel will start at the border of the Federal District and Ecatepec, run along one side of Lake Zumpango, and end in El Salto, Hidalgo.

Line 12 of the Mexico City Metro. In July 2008, the government of Mexico City through its Directorate General of Transportation Works awarded an ICA-led consortium a Ps. 15,290 million (excluding value-added tax) construction contract for Line 12 of the Mexico City metro system. Our civil construction subsidiary Ingenieros Civiles Asociados, S.A. de C.V. holds a 53% interest in the consortium, while Carso Infraestructura y Construccion, S.A. de C.V., the construction partner, holds a 17% interest, and Alstom Mexicana, S.A. de C.V., the integrator for the electro-mechanical systems, holds a 30% interest. The construction contract is under a traditional public works mechanism. After signing a modification agreement with the client, we completed this fixed-price, fixed-term project in the second half of 2012. The project included the construction of a new 24.7-kilometer metro line that linked the eastern and western parts of the city, from Tlahuac to Mixcoac. The Mexico City metro system is the fifth largest urban transport system in the world, today extending more than 200 kilometers on 11 lines. With Line 12 complete, the system now extends more than 225 kilometers.

La Yesca. In September 2007, the Mexican Federal Electricity Commission awarded a U.S.$ 768 million contract for the engineering, procurement and construction of the La Yesca hydroelectric project to our subsidiary Constructora de Proyectos Hidroelectricos S.A. de C.V., or CPH. The La Yesca hydroelectric project is located on the border between the states of Jalisco and Nayarit, and is comprised of civil construction, electromechanical and ancillary work including the procurement, engineering, construction, transportation, start-up, testing and commissioning of two 375-megawatt turbogenerating units. The terms of the La Yesca contract required that we secure financing for the project costs and limit disbursements during the construction phase to 90% of the cash cost of any certified work performed. CPH arranged financing of U.S.$ 910 million for a construction line of credit and U.S.$ 80 million at commencement for a revolving line of credit for the La Yesca hydroelectric project from WestLB AG, which also structured the financing for the El Cajon hydroelectric project. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—La Yesca.” Because the terms of the construction contract provide that the Mexican Federal Electricity Commission will pay for the project upon completion and the financing obtained by CPH covers only the project’s cash costs, the project did not generate any significant cash flow to us until the fourth quarter of 2012. On November 15, 2012, upon delivery of La Yesca’s first turbine we received the first scheduled payment of U.S.$ 700 million. On December 20, 2012, upon delivery of the second turbine we received the second scheduled payment of U.S.$ 342 million. The aggregate amount received as of December 31, 2012 was US$ 1,042 million and was applied to pay project debt. Through the third quarter of 2012, we recognized revenues from the La Yesca hydroelectric project based on the percentage-of-completion method of accounting. As a result, the project generated a substantial portion of our revenues in 2011 and 2012. The La Yesca hydroelectric project generated Ps. 1,929 million of revenue, or 4% of total revenues, in 2012. At December 31, 2012, we had Ps. 1,453 million in current contract receivables (including receivables recognized using the percentage-of-completion method of accounting) and Ps. 1,004 million of current debt, principally in the revolving line of credit, in our consolidated financial statements relating to the La Yesca hydroelectric project.

Our Civil Construction segment has pursued infrastructure projects in Central and South America and the Caribbean, and we expect to continue to do so on a case-by-case basis in the future. Projects in these areas ranged from construction of a section of the subway system in Santiago, Chile to the construction of a natural gas pipeline system in Argentina and the Caruachi hydroelectric dam in Venezuela. In 2012, 14% of our revenues in the Civil Construction segment were attributable to construction activities outside Mexico. In January 2010, a consortium of ICA with a 43% interest, Fomento de Construcciones y Contratas of Spain with a 43% interest, and Constructora Meco of Costa Rica with a 14% interest, was awarded a contract with an approximate value of U.S.$ 268 million by the Panama Canal Authority for the construction of a 3 kilometer section of the new Pacific Access Channel (PAC-4) for the Panama Canal’s new Pacific locks, running parallel to the existing channel from the Pedro Miguel to the Miraflores locks. The unit price, fixed term public works contract was awarded through an international bidding process. The PAC-4 contract is part of the overall project to widen the Panama Canal. In 2011, we were awarded contracts to (i) build the Northern Interceptor Tunnel in Medellin, Colombia, (ii) extend the Avenida Domingo Diaz and the Corredor Norte highways, both in Panama City, Panama, and (iii) expand the Atlantic petroleum terminal in Limon, Costa Rica. In 2012, we began work on the extension of the Avenida Domingo Diaz and the Corredor Norte highways.

Mining Industry

Additionally, in our Civil Construction segment we report our new mining services contracts which have a backlog of Ps. 8,166 million. These projects principally reflect the contracts held by our San Martin subsidiary in Peru.

Industrial Construction

Our Industrial Construction segment focuses on the engineering, procurement, construction, design and commissioning of large manufacturing facilities such as power plants, chemical plants, petrochemical plants, fertilizer plants, pharmaceutical plants, steel mills, paper mills, drilling platforms and automobile and cement factories. In 2012, our Industrial Construction segment accounted for 13.7% of our total revenues.

Relationship with ICA-Fluor. In 1993, we sold a 49% interest in our industrial construction subsidiary to Fluor Daniel Mexico, S.A., or Fluor, a subsidiary of The Fluor Corporation, forming the ICA-Fluor joint venture. Since 1993, we have owned 51% of the ICA-Fluor joint venture. Partner resolutions require the approval of a simple majority of ICA-Fluor’s partners’ interests, except for decisions relating to matters such as capital increases, changes to ICA-Fluor’s bylaws, dividend payments and a sale of all or substantially all of the assets of ICA-Fluor. We and Fluor are each entitled to appoint an equal number of members of ICA-Fluor’s board of directors and executive committee. Historically, we have designated the chief executive officer of ICA-Fluor. In addition, we and Fluor have agreed that ICA-Fluor will be the exclusive means for either party to provide construction, procurement, project management, start-up and maintenance services to the production and pipeline, power plant, petrochemical, industrial, environmental services, mining, chemicals and plastics and processing plants within Mexico, and portions of Central America and the Caribbean. This agreement will terminate upon a sale by Fluor or us of any of our partnership interests in ICA-Fluor or, following a breach of any of the ICA-Fluor agreements, one year after payment of any damages due to the non-breaching party in respect of this breach. We believe that our alliance with Fluor provides us with a wider range of business opportunities in the industrial construction markets in and outside Mexico, as well as access to technology and know-how that give us a competitive advantage in these markets. Beginning in 2013, we no longer proportionately consolidate the revenues of ICA-Fluor. See Note 4 to our consolidated financial statements

During 2012, 74% of the Industrial Construction segment’s revenues were derived from work performed for the public sector, as compared to 79% in 2011, primarily due to the inclusion in that year of a large private sector contract for Braskem Idesa. The segment’s most important clients are Pemex Exploracion y Produccion, Pemex Refinacion and Pemex Gas y Petroquimica Basica. In the private sector, the segment’s most important clients in 2012 were Braskem Idesa Altos Hornos de Mexico, S.A. de C.V., or AHMSA.

Typical Projects. Projects in our Industrial Construction segment typically involve sophisticated engineering techniques and require us to fulfill complicated technical and quality specifications. Our Industrial Construction segment backlog, as of December 31, 2012, was 19% peso-denominated and 81% dollar-denominated. 17% was unit-price, 51% was fixed price, 29% was mixed price and 3% was cost reimbursements.

Among the principal projects we have completed in the Industrial Construction segment recently are:

•	the Pemex Cayo Arcas offshore housing platform; and

•	the Pemex Reynosa V plant.

The Industrial Construction segment’s contract awards and additions in 2012 totaled approximately Ps. 7,376 million (approximately U.S.$ 574 million) and included projects such as:

•	the Ethylene XXI petrochemical complex;

•	the Ayatsil-C Platform;

•	the Tula refinery; and

•	the Tisimin-D Platform.

The most important projects under construction by the Industrial Construction segment during 2012 included:

•	the four Pemex clean fuels low sulfur gasoline projects in Minatitlan, Cadereyta, Madero and Salina Cruz;

•	the AHMSA Phase II steel mill and plate line expansion; and

•	a cryogenic plant at the Poza Rica gas processing complex.

In 2012, Mexico’s state-owned oil company, Pemex, awarded a contract to ICA-Fluor for the engineering of the first phase of a new refinery in Tula, Hidalgo. In 2012 we proportionally consolidated the revenues from the U.S.$ 135 million contract as with all of ICA-Fluor’s contracts.

In June 2012, ICA-Flour signed a contract with Pemex Exploration and Production for the construction of an offshore production platform for the Ku-Maloob-Zaap field in the Gulf of Mexico. ICA-Flour and its subsidiary, Industrial Del Hierro, will be responsible for the procurement, construction, testing, and load out of the Ayatsil-C platform. The Ayatsil-C platform is 132 meters deep and weighs 11,832 tons. It is the first structure of this size to be installed by Pemex, and the project is expected to be completed by the end of 2013. The contract has a total value of U.S.$ 95 million.

ICA-Flour was also part of a joint venture, with Odebrecht Ingenieria y Construccion de Mexico, S. de R.L. de C.V. and Technip Italy S.p.A., which was awarded a multi-billion dollar engineering, procurement and construction contract by Braskem Idesa on October 4, 2012. The joint venture team will design and build the new petrochemical complex, Ethelyne XXI, in the state of Veracruz, which will include a 1,050 million ton-per-year ethylene cracker and two high density polyethylene plants. The joint venture project team will utilize several operating centers around the world to execute the project.

Concessions

Our Concessions segment focuses on the construction, development, maintenance and operation of long-term concessions of tollroads, tunnels, social infrastructure and water projects and accounted for 9.3% of our total revenues in 2012. The construction work we perform on our concessions is included in our Civil Construction segment. During 2012, we participated in five concessioned highways operating in whole or in part and one operating concessioned tunnel (the Acapulco tunnel) that we consolidate, and in the management and operation of a water treatment plant in Ciudad Acuña and other water supply systems, including the Aqueduct II water supply system as well as the operation of certain non-penitentiary services related to our two SPC projects.

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

Highway and Tunnel Concessions

The following table sets forth certain information as of December 31, 2012, regarding the nine highway and tunnel concessions in which we currently participate, either through subsidiaries or affiliates. As of December 31, 2012, we had five highway and tunnel concessions in operation.

Concession (highway and tunnel)	Kilometers	Date of Concession	Concession Term (Years)	% Ownership of Concessionaire	% Ownership of Construction	Concessionaire’s Net Investment in Concession (Millions of Mexican pesos)(2)
The Kantunil-Cancun Highway(1)(2)	296	1990	30	100	100	2,572
Acapulco tunnel(1)(2)	2.9	1994	40	100	100	825
Nuevo Necaxa-Tihuatlan Highway(3)	85	2007	30	50	60	3,497
Rio Verde-Ciudad Valles Highway(4)	113.2	2007	20	100	100	4,545
RCO first package of tollroads(1)(4)	725	2007	30	18.7	100	4,351
The La Piedad Bypass(1)(2)	21	2009	30	100	100	2,439
Mitla-Tehuantepec highway(2)	169	2010	20	60	100	205
Autovia Urbana Sur(1)(4)	15.9	2010	30	30	100	858
Barranca Larga-Ventanilla(2)	104	2012	27	100	100	570

(1)	Represents each concessionaire’s investment in the applicable concession, net of depreciation and revaluation of assets for inflation through 2007, except for RCO, in which it represents net investment in equity.
(2)	Concession in operation, including the extension, if any, of the tollroad.
(3)	Concession fully consolidated in our financial statements.
(4)	Concession proportionally consolidated in our financial statements in 2012. Proportionate consolidation for certain of our investments has been eliminated beginning in 2013, based on changes in financial reporting standards that became effective on January 1, 2013. These investments are now accounted for using the equity method. See Note 4 to our consolidated financial statements.
(5)	Concession accounted for using the equity method in our financial statements.

Acapulco Tunnel. In 1994, the government of the state of Guerrero granted our subsidiary Tuneles Concesionados de Acapulco, S.A. de C.V., or TUCA, a 25-year concession for the construction, operation and maintenance of a 2.9-kilometer tunnel connecting Acapulco and Las Cruces. The concession term started in June 1994. On November 25, 2002, the Congress of the State Government of Guerrero approved the extension of the concession term by 15 years because the actual volume of usage was lower than the amount foreseen by the terms of the concession agreement. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Acapulco Tunnel” and Note 12 to our audited consolidated financial statements.

Nuevo Necaxa-Tihuatlan Highway. In June 2007, the Ministry of Communications and Transportation awarded us a 30-year concession for the construction, operation, maintenance and preservation of the Nuevo Necaxa—Tihuatlan highway. The 85-kilometer highway is located in the states of Puebla and Veracruz. The 30-year concession, with a total investment of approximately U.S.$ 631 million, includes: (i) construction, operation, maintenance, and preservation of the 36.6 kilometer Nuevo Necaxa—Avila Camacho segment; (ii) operation, maintenance, and preservation of the 48.1 kilometer Avila Camacho—Tihuatlan segment; and (iii) a long-term service contract to sustain the capacity of the highway for the Nuevo Necaxa—Avila Camacho segment, in accordance with the exclusive rights provided by the concession. This is the final tranche to complete the highway that will connect Mexico City with the port of Tuxpan in Veracruz. In June 2008, we entered into a financing agreement in the amount of Ps. 6,061 million to finance the construction of this project. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Nuevo Necaxa—Tihuatlan.”

The Rio Verde-Ciudad Valles Highway. In July 2007, the Ministry of Communications and Transportation awarded the 20-year concession for a 113.2-kilometer highway between Rio Verde and Ciudad Valles in the state of San Luis Potosi to a consortium made up of our subsidiaries. The estimated total investment will be approximately U.S.$ 286 million. The scope of the concession includes: (i) the operation, conservation, maintenance, modernization, and widening of a 36.6 kilometer tranche from Rio Verde—Rayon; (ii) the construction, operation, conservation, and maintenance of an 68.6 kilometer tranche from Rayon—La Pitahaya; and (iii) the operation, conservation, maintenance, modernization, and widening of an 8.0 kilometer tranche from La Pitahaya—Ciudad Valles. This concession includes the exclusive right for the 20-year service contract with the Mexican federal government, acting through the Ministry of Communications and Transportation. On September 19, 2008, we procured the financing for this project in the amount of Ps. 2,550 million. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Rio Verde-Ciudad Valles Highway.”

The First FARAC Package of Highways (RCO). On October 3, 2007, our affiliate RCO, of which we own 18.7% as of December 31, 2011, paid the Mexican government Ps. 44,051 million for the concession to operate the first package of FARAC tollroads, which was awarded on August 6, 2007. RCO’s payment was financed by long-term bank loans incurred by RCO and capital contributed by RCO’s owners. RCO assumed responsibility for construction, operation, conservation, and maintenance of four tollroads through 2037. The Maravatio—Zapotlanejo, Guadalajara—Zapotlanejo, Zapotlanejo—Lagos de Moreno, and Leon—Lagos—Aguascalientes tollroads have a total length of 558 kilometers in the states of Michoacan, Jalisco, Guanajuato and Aguascalientes. The concession agreement also called for the consortium to make investments of up to Ps. 1.5 billion to expand the toll roads through 2010. In October 2009, RCO placed Ps. 6,550 million in equity-linked structured notes with Mexican institutional investors on the Mexican Stock Exchange. RCO used the net proceeds of the capital increase primarily to pay down debt. After the transaction (including our purchase of additional Series A shares in RCO at the same price per share as the Series B shares underlying the equity-linked structured notes), we owned 13.6% of RCO. On September 23, 2011, we announced that we had sold to RCO 100% of our shares in COVIQSA and CONIPSA (the concessionaires of the Queretaro-Irapuato and Irapuato-La Piedad highways, respectively), in exchange for consideration in cash and, principally, additional shares in RCO, which increased our ownership of RCO to 18.7%. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources — Indebtedness—RCO.” We record our investment in RCO as a long-term investment in unconsolidated affiliates. RCO’s debt is not consolidated and our share in the income of RCO is recorded in the line item “share of income in unconsolidated affiliates.”

We are entitled to appoint two members of RCO’s ten-voting member board. Goldman Sachs Infrastructure Advisors 2006 and Goldman Sachs Global Infrastructure Partners, collectively GSIP, appoint three members, RCO appoints one member, and there are four independent members. Most decisions by RCO’s board are taken by majority vote, although certain decisions, including hiring key management and entering into agreements with the shareholders, may only be taken after approval by the majority plus one of the voting members and certain other decisions, including calls for additional investments and entering into, modifying or terminating any arrangement in excess of U.S.$ 20 million, may only be taken after approval by 90% of the voting members.

In September 2012, RCO placed Ps. 8,215 million in long term notes, Ps. 2,841 million of which matures in 2017 and Ps. 5,374 million (in UDI-denominated notes) of which matures in 2032. The net proceeds were used to refinance RCO indebtedness.

The Kantunil-Cancun Highway (Mayab Consortium). On March 12, 2008, we acquired all the equity of the Mayab Consortium, which holds the concession for the Kantunil-Cancun tollroad. We paid Ps. 912 million to acquire the Mayab Consortium, which holds the concession to construct, operate, and maintain the 241.5-kilometer highway that connects the cities of Kantunil and Cancun in the states of Yucatan and Quintana Roo through December 2020. In August 2011, we signed an amendment to our concession agreement with the Ministry of Communications and Transportation to construct an extension of the tollroad. The amendment includes the construction, operation, conservation and maintenance of a 54-kilometer expansion of the Kantunil-Cancun highway to Playa del Carmen and extends the term of the concession to 2050. The expansion of the highway will require an estimated investment of approximately Ps. 1,900 million. We consolidate the investment in our consolidated financial statements, including long term debt that, as of December 31, 2012, was equivalent to Ps. 4,536 million. This long-term debt matures in 2019 and 2020, and are expected to be repaid from toll revenues generated by the concession. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—The Kantunil-Cancun Highway (Mayab Consortium).”

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

The Mitla-Tehuantepec Highway. On June 17, 2010, through our wholly-owned subsidiaries Caminos y Carreteras del Mayab, S.A.P.I. de CV, and Controladora de Operaciones de Infraestructura, S.A. de C.V., or CONOISA, we entered into a twenty-year PPP concession for the construction, operation and maintenance of the 169-kilometer Mitla-Tehuantepec federal highway in Oaxaca. The road includes three segments: Mitla-Entronque Tehuantepec II, Mitla-Santa Maria Albarradas and Lachiguiri-Entronque Tehuantepec II. The construction work is expected to take 40 months. The highway will link the city of Oaxaca with the Isthmus of Tehuantepec, increasing the connectivity of the industrial port of Salina Cruz with central Oaxaca. The modernized highway is expected to promote the economic development of the region and the communities along its route. We began the construction of this project in 2012. In January 2012, we completed the transfer of 40% of this concession to IDEAL and now hold 60%.

Autovia Urbana Sur. We were awarded by Mexico City, as part of a consortium with IDEAL, a 30-year design, construction, maintenance and operating concession for the elevated toll section of the Autovia Urbana Sur expressway in Mexico City. Recovery of our investment is expected through the collection of tolls.

Barranca Larga-Ventanilla Highway. On April 16, 2012, the Ministry of Communications and Transportation awarded us a 30-year concession for the construction, operation and maintenance of the 104-kilometer Barranca Larga-Ventanilla tollroad in the state of Oaxaca. The construction work is expected to take 24 months and was included in our backlog as of the second quarter of 2012. We entered into long term financing for the project on June 15, 2012.

Sonora Highway. On May 15, 2012, we were awarded a seven-year concession from the Ministry of Communications and Transportation to upgrade, maintain and conserve services of 797.4 kilometers of federal highways in the state of Sonora. The package of highways includes the roads that link the state’s main cities: Hermosillo, Nogales and Puerto Peñasco.

Palmillas-Apaseo El Grande Tollroad. We were awarded a 30-year concession for the Palmillas-Apaseo El Grande tollroad by the Ministry of Communications and Transportation in November 2012. The 86-kilometer, 4-lane, high specification tollroad in the states of Queretaro and Guanajuato will create a new link between the Mexico City metropolitan region, the Central Mexican region and the Northern Mexican region. The concession includes nine interchanges, 29 vehicular overpasses and underpasses and calls for the construction of 15 major bridges.

Acapulco Scenic Bypass. In November 2012, the State of Guerrero awarded us with a 30-year concession for a toll tunnel and highway in Acapulco. The project includes a 3.3-kilometer tunnel from the Brisamar interchange to Cayao – Puerto Marques and a 4.7-kilometer highway from the tunnel entrance to the Zona Diamante section of Acapulco.

Other Long-Term Investments

Long-term contract	Kilometers/ Volume	Date of Concession	Concession Term (Years)	% Ownership of Concessionaire	% Ownership of Construction	Concessionaire’s Net Investment in Concession (Millions of Mexican pesos)
Rio de los Remedios(1)	25.5 km	2008	5 (Renewable)	100	100	—
SPC Projects	N/A	2010	22	100	100	8,890

(1)	Concession fully consolidated in our financial statements. In May 2007, the contract was amended and restated. In the third quarter of 2011, the contract was amended to increase the value of the contract for the construction of the highway.

Rio de los Remedios—Ecatepec. We participate in the Rio de los Remedios—Ecatepec project with a 100% interest in ANESA (formerly known as Viabilis Infraestructura S.A.P.I. de C.V., or Viabilis). In 2008, we began participating in this project with a 50% interest in Viabilis, the contractor for the construction and financing of public works. In June 2009, we obtained a controlling interest in Viabilis by purchase one additional share above our existing 50% interest, allowing us an additional seat on the board of directors of Viabilis. As of such date, we consolidate ANESA. In May 2012, we completed the acquisition of the 50% interest we did not own in Viabilis, and as a result we now wholly own the company and changed its name to ANESA. The Ps. 6,568 million project relates to isolating a drainage canal and building a 25.5-kilometer toll highway in the Mexico City and state of Mexico metropolitan areas. The project calls for construction in three phases, with Phase 1 completed in July 2009, Phase 2 completed in March 2013, and Phase 3 is estimated to be completed in 2014. ANESA was awarded the construction contract for the project on November 15, 2004 by the System of Highways, Airports, Related and Auxiliary Services of the government of the state of Mexico. The contract was amended and restated in May 2007. In June 2008, we obtained bridge loan financing for the project in the amount of U.S.$ 40 million structured by the Ahorro Corporacion of Spain with Caja de Ahorros Municipal de Burgos as agent for various lenders. We have repaid the bridge loan and subsequently became a lender to the project, and in February 2010 we entered into a long term financing agreement in the amount of Ps. 3,000 million with Banobras development bank.

SPC Projects. In 2011, we entered into two agreements to build and operate over a 22-year term two federal penitentiaries for a total investment of Ps. 8,890 million. Construction for the projects was completed in 2012 and the projects are now operational. The infrastructure operations relate to non-penitentiary services.

Port Concessions

Lázaro Cárdenas Port Terminal. In August 2012, our affiliate APM Terminals Lazaro Cardenas, S.A. de C.V., or APMT-Lazaro Cardenas, of which we own 5%, signed a thirty-year agreement to design, finance, construct, operate and maintain the new “TEC II” container terminal in Lazaro Cardenas port, located on Mexico’s Pacific coast. There will be three separate stages of investment and construction. Phase I is expected to be completed in 2015 and is expected to require an investment of approximately U.S.$ 300 million by APMT-Lazaro Cardenas. We estimate that the total investment for all three stages by APMT-Lazaro Cardenas will be U.S.$ 900 million. ICA is expected to perform 100% of the construction of Phase I.

Water Distribution and Water Treatment Concessions

During 2012, we participated in one operating concessioned water treatment plant in Ciudad Acuña as well two additional water treatment plants currently under construction, and in one water supply system in operation and in one additional water supply system currently under construction. The following table sets forth certain information as of December 31, 2012, regarding the water treatment plant and water supply system concessions in which we currently participate, either through subsidiaries or affiliates:

Concession	Capacity (m3mm)	Date of Concession	Concession Term (Years)	% Ownership of Concessionaire(1)	% of Construction Work	Concessionaire’s Net Investment in Concession (Millions of Mexican pesos)
Ciudad Acuña Water Treatment Plant(2)(3)	0.5	1998	22	100	100	239
Aqueducto II water supply system(2)(4)	1.5	2007	20	42	50	980
El Realito water supply system(4)	1.0	2009	25	51	51	499
Agua Prieta water treatment plant(3)	8.5	2009	20	50	50	1,124
Atotonilco water treatment plant(5)	42	2010	25	10	25	—

(1)	Does not include the Mexican federal or local governments’ non-recoverable grants.
(2)	Concession in operation during 2012.
(3)	Concession fully consolidated in our financial statements.
(4)	Concession proportionally consolidated in our financial statements in 2012. Proportionate consolidation for certain of our investments have been eliminated beginning in 2013, based on changes in financial reporting standards that became effective on January 1, 2013. These investments are now accounted for using the equity method . See Note 4 to our consolidated financial statements.
(5)	Concession accounted for using the equity method in our financial statements.

Ciudad Acuña Water Treatment Plant. We commenced construction of the Acuña water treatment plant in November 1998. The plant started commercial operations in October 2000, and we received our first payment in February 2001. The Acuña water treatment plant’s equipment has been upgraded since that time, allowing the plant to operate more efficiently, lowering costs, and increasing its processing capacity to 500 liters per second (lps). During 2012, the concessionaire’s revenues were sufficient to cover its operating expenses. The indebtedness related to this project was repaid in full in September 2008. On August 17, 2009, we entered into an agreement under state law, which has allowed us to simplify the tariff structure.

Aqueduct II Water Supply. In May 2007, a consortium we lead was granted a 20-year concession by the State Water Commission of Queretaro for the construction, operation, and maintenance of the Aqueduct II water supply and purification system in Queretaro state. The Aqueduct II brings water 108 kilometers from the Moctezuma River to the city of Queretaro. The required investment of Ps. 2,854 million was financed by Banco Santander with HSBC and Banorte, among others, on October 5, 2007 in the amount of Ps. 1,700 million for a 17-year period. Additionally, the National Fund for Infrastructure is contributing Ps. 872 million directly to the project. The construction of this project began in 2007. We initiated operations of the project in February 2011. The concessionaire Suministro de Agua de Queretaro, S.A. de C.V., or SAQSA, is made up of the following shareholders: ICA, as consortium leader (primarily through our subsidiary CONOISA) with 37%; Servicios de Agua Trident, S.A. de C.V., a subsidiary of Mitsui Corp with 26%; Fomento de Construcciones y Contratas (including two additional affiliates) with 26%; and PMA Mexico with 11%. Including our interest in PMA Mexico, which is our affiliate, our direct and indirect economic interest in SAQSA is 42.39%. We began proportionally consolidating this project in 2008, and began accounting for this investment using the equity method beginning in 2013. See Note 2 to our consolidated financial statements.

El Realito Aqueduct. In 2009, a consortium we lead signed a 25-year service contract with the State Water Commission of San Luis Potosi to build, operate and maintain the El Realito aqueduct water supply and purification system. In March 2011, our subsidiary Aquos el Realito S.A. de C.V. entered into a 18-year term financing agreement for the construction of the El Realito Aqueduct project, to which it holds a long-term service agreement, in an amount up to Ps. 1,319 million. The consortium is comprised of our subsidiary Controladora de Operaciones de Infraestructura, S.A. de C.V., or CONOISA, as consortium leader, with 51% and Fomento de Construcciones y Contratas, through a subsidiary, with 49%. We proportionally consolidate 51% of the construction performed by this consortium in 2012 and will account for this investment using the equity method in 2013. See Note 4 to our consolidated financial statements.

Agua Prieta Water Treatment Plant. In 2009, a consortium we lead was granted a 20-year contract with the Jalisco State Water Commission for the construction and operation of the Agua Prieta wastewater treatment plant. The Ps. 2,211 million (as of December 31, 2012) contract is a fixed price, fixed term contract with a 33-month term for construction and a subsequent 207-month term for operation. We will earn a portion of the total contract price based on our construction work, which will be set forth in a construction contract at a later date. We expect to finance the project with contributions from the Mexican federal government’s National Fund for Infrastructure, equity contributions from the consortium and commercial bank debt. The consortium is made of the following participants: ICA, as consortium leader, with 50%, ATLATEC, S.A. de C.V. with 34% and Servicios de Agua Trident S.A. de C.V. with 16%.

Atotonilco Water Treatment Plant. A consortium of which our subsidiary CONOISA holds 10.2% was awarded, through an international bidding process, the concession for the construction and operation of the Atotonilco water treatment plant in Tula, Hidalgo by the National Water Commission, or Conagua. On January 7, 2010, the consortium entered into a definitive contract with Conagua. The consortium will be responsible for the design, construction, electromechanical equipment and testing, as well as the operation, conservation and maintenance of the water treatment plant including electricity cogeneration and the removal and final disposition of all waste and biosolids that are produced, over the 25-year term of the agreement. Of the Ps. 9.3 billion total contract value, we expect to record approximately Ps. 1,743 million in construction backlog related to the project. The contract is a fixed price, fixed term agreement. The Atotonilco plant is expected to be the largest of its kind in Mexico and one of the largest in the world, with a treatment capacity of up to 42 cubic meters of wastewater per second. The plant will be located at the outlet of the Eastern Discharge Tunnel, which we are also building. The consortium is comprised of Promotora del Desarrollo de America Latina, S.A. de C.V., a subsidiary of Grupo Carso, as leader with 40.8%, ACCIONA Agua S.A. with 24.26%, Atlatec, S.A. de C.V. (a subsidiary of Mitsui & Co., Ltd.) with 24.26%, our subsidiary CONOISA with 10.2% and other minority investors. The resources for the investment will be provided by the National Fund for Infrastructure for Ps. 4.6 billion, representing 49% of the equity capital of the consortium, and commercial bank debt.

PMA Mexico. We hold 49% of the shares of the environmental services company Proactiva Medio Ambiente Mexico, S.A. de C.V., or PMA Mexico. PMA Mexico operates municipal potable water treatment and supply, sewage, waste water treatment, sanitary landfills, solid waste management and hazardous waste management systems through service contracts and concessions. This company was established as a 50%-50% joint venture with Proactiva Medio Ambiente. In 2006, we sold all but 10% of our interest in the company for Ps. 319 million (U.S.$ 27 million) and subsequently repurchased 39% from our partner in 2007. Proactiva Medio Ambiente holds the other 51% of the company.

Airports

Our Airports segment accounted for 6.5% of our total revenues.

As of December 31, 2012, we controlled an aggregate of 234,502,700 shares of our airport subsidiary GACN, representing 58.63% of GACN’s capital stock. Our investment in GACN was comprised of 167,702,700 series B shares that we owned directly through our wholly-owned subsidiary Aeroinvest, and 66,800,000 series B and BB shares that we controlled through our ownership of 74.5% of the capital stock of SETA, which BB shares in turn control GACN. The remaining 25.5% of SETA was owned by Aeroports de Paris Management, or ADPM. The remaining shareholders in GACN held 41.2% of its outstanding capital stock and 0.2% of the shares are held in GACN’s treasury. GACN is listed on the Mexican Stock Exchange and the Nasdaq.

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

Through GACN, we operate 13 airports in the Central North region of Mexico pursuant to concessions granted by the Mexican government, including the Monterrey airport, which accounted for approximately 44% of GACN’s revenues in 2012 and 46% in 2011. The airports serve a major metropolitan area (Monterrey), three tourist destinations (Acapulco, Mazatlan and Zihuatanejo), two border cities (Ciudad Juarez and Reynosa) and seven regional centers (Chihuahua, Culiacan, Durango, San Luis Potosi, Tampico, Torreon and Zacatecas). All of the airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government.

In October 2008, GACN acquired 90% of the shares of Consorcio Grupo Hotelero T2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters of commercial space inside the new Terminal 2 of the Mexico City International Airport under a 20-year lease agreement with the Mexico City International Airport. NH Hoteles, S.A. de C.V., a Spanish company, owns the other 10%. As of December 31, 2012, total revenues of the hotel amounted to Ps. 158 million, annual average occupancy decreased to 79.4% from 82.8% in 2011. In 2012, the annual average rate per room was Ps. 1,173.

The substantial majority of the Airports segment’s revenues are derived from providing tariff-regulated services, which generally are related to the use of airport facilities by airlines and passengers. For example, approximately 67.8% of GACN’s total revenues in 2012 were earned from aeronautical (tariff-regulated) services such as the provision of aircraft parking, passenger walkways and airport security services. Changes in revenues from aeronautical services are principally driven by the passenger and cargo volume at the airports. All of our revenues from aeronautical services are also affected by the “maximum rates” the subsidiary concessionaires are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The “maximum rate” system of price regulation that applies to aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services. In December 2010, the Ministry of Communications and Transportation approved the master development programs for each of our subsidiary concession holders for the 2011 to 2015 period. These programs will be in effect from January 1, 2011 until December 31, 2015.

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

The following table provides summary data for each of the airports for the year ended December 31, 2012:

	Year Ended December 31, 2012
	Terminal Passengers		Revenues(1)		Revenues Per Terminal Passenger(2)
Airport	(Number in millions)%		(Millions of pesos)%		(Pesos)
Metropolitan area:
Monterrey International Airport	6.1	48.5	1,282.1	48.5	210.0
Tourist destinations:
Acapulco International Airport	0.5	4.3	118.2	4.5	216.1
Mazatlan International Airport	0.7	5.3	157.0	5.9	234.5
Zihuatanejo International Airport	0.5	3.6	107.0	4.1	233.7

Total tourist destinations	1.7	13.3	382.2	14.5	228.3
Regional cities:
Chihuahua International Airport	0.9	6.8	166.4	6.3	194.6
Culiacan International Airport	1.2	9.3	220.9	8.4	189.1
Durango International Airport	0.2	1.9	51.8	2.0	214.0
San Luis Potosi International Airport	0.3	2.2	77.1	2.9	284.5
Tampico International Airport	0.6	4.7	120.2	4.6	202.1
Torreon International Airport	0.4	3.3	90.5	3.4	218.1
Zacatecas International Airport	0.3	2.1	57.9	2.2	218.2

Total regional destinations	3.8	30.3	784.8	29.7	205.9
Border cities:
Ciudad Juarez International Airport	0.7	5.6	131.0	5.0	187.3
Reynosa International Airport	0.3	2.4	61.9	2.3	204.2

Total border city destinations	1.0	8.0	192.9	7.3	192.4

TOTAL	12.6	100	2,642.0	100	209.8

(1)	Does not include eliminations of transactions among GACN’s subsidiaries or revenues from construction services.
(2)	Revenues per terminal passenger are calculated by dividing the total revenues for each airport by the number of terminal passengers for each airport. The result has been rounded to the decimal.

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

In the future, we may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession. Historically, Aeropuerto del Norte has been used solely for general aviation operations. The state of Nuevo Leon has requested in the past that the Ministry of Communications and Transportation amend Aeropuerto del Norte’s concession to allow it to serve commercial aviation operations. To date, the Ministry of Communications and Transportation has not amended Aeropuerto del Norte’s concession. However, there can be no assurance that the Ministry of Communications and Transportation will not authorize such amendment and that commercial aviation flights will not operate from Aeropuerto del Norte in the future.

Excluding our airports servicing tourist destinations, our airports currently do not face significant competition.

Housing

In 2012, our Housing segment accounted for 3% of our total revenues. Our Housing segment participated during 2012 in all stages of the housing industry, performing and procuring architectural and engineering design, facilitating buyer financing and constructing and marketing homes. We subcontracted some construction services, such as urbanization.

The principal raw materials we require for our Housing operations are cement, steel, construction aggregates, doors, windows and other housing fixtures.

In 2010, we expanded our operations in the Housing segment by increasing our stake in Los Portales, a real estate development company in Peru, from 18% to 50%, and we participated in several new housing development projects in Mexico, including a joint venture with Prudential Investment Management, Inc. to develop social interest housing with Prudential Real Estate Investors, S. de R.L. de C.V. During 2012, 2011 and 2010 we sold 6,677, 6,797 and 7,116 homes, respectively.

Additionally, we continue to develop our vertical residential property on Reforma Avenue in Mexico City.

New low income housing construction in Mexico had increased steadily after the year 2000 due to several governmental initiatives that improved the conditions for both developers and prospective buyers of housing. In addition, the incorporation of the Mexican Federal Mortgage Corporation (Sociedad Hipotecaria Federal) made it easier for people to finance purchases and construction of homes in Mexico. Nevertheless, the number of mortgage credits granted under these initiatives decreased to approximately 97,298 housing units in 2012 from 105,000 housing units in 2011, as the credit crisis and elevated safety concerns, particularly in Mexico’s northern border cities, have recently had a significant negative impact on development in the low income housing market.

The Housing segment competed primarily with large Mexican public housing developers such as Corporacion GEO, S.A.B. de C.V., Urbi Desarrollos Urbanos, S.A.B. de C.V., Desarroladora Homex, S.A.B. de C.V., Consorcio Ara S.A.B. de C.V., and Sare Holding, S.A.B. de C.V., as well as regional competitors.

On December 3, 2012, we announced that we signed an agreement with Javer for Javer to acquire the assets and operating liabilities related to 20 affordable housing development projects being developed through our ViveICA subsidiary. We expect to receive newly issued shares of stock representing approximately 23% ownership stake in Javer, as well as a Ps. 600 million cash payment to repay bank debt related to the assets and the assumption by Javer of Ps. 400 million in accounts payable. ICA will become Javer’s third largest shareholder, with two board seats. The transaction is expected to close during the second quarter of 2013, subject to customary real property asset closing conditions. As of December 31, 2012, these housing assets were classified as held for sale, valued at their fair value, in our consolidated statement of financial position, and their results of operations were classified as discontinued operations presented retrospectively for 2011 and 2010 in our consolidated statements of comprehensive income.

Effective January 1, 2013, we discontinued the horizontal housing business line, because it no longer represents a significant or strategic business line of ICA. Therefore, as of January 1, 2013, the remaining operations in our Housing segment are grouped together with the Corporate and Other segment, as such operations do not qualify for separate segment reporting.

Corporate and Other

Our Corporate and Other segment includes all of our real estate operations, including, as of 2013, our low-income housing operations, as well as, through our subsidiary Grupo ICA S.A. de C.V., our corporate operations. The results of operations in our Corporate and Other segment in 2012 and 2011 have not changed significantly.

Geographical Distribution of Revenues

Revenues from foreign operations accounted for approximately 12% of our revenues in 2012, 7% of our revenues in 2011 and 6% of our revenues in 2010.

The following table sets forth our revenues by geographic area for each of the years in the three-year period ended December 31, 2012.

	Year Ended December 31,
	2012		2011		2010
	(Millions of MexicanPesos)	(Percent of Total)	(Millions of Mexica Pesos)	(Percent of Total)	(Millions of MexicaPesos)	(Percent of Total)
Mexico	Ps. 41,810	88%	Ps. 37,736	93%	Ps. 29,931	94%
Spain	777	2	1,044	3	1,306	4
Other Latin American countries and the United States	4,956	10	1,701	4	771	2
Inter-segment eliminations	—	—	—	—	—	—

Total	Ps. 47,543	100%	Ps. 40,481	100%	Ps. 32,008	100%

Approximately 15% of our construction backlog as of December 31, 2012 is related to projects outside Mexico (as compared to approximately 9% as of December 31, 2011) and approximately 44% of our construction backlog as of December 31, 2012 was denominated in foreign currencies (principally U.S. dollars) (as compared to approximately 21% of our backlog as of December 31, 2011).

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

Since 1990, Mexican companies have been required to provide the Ministry of the Environment and Natural Resources with periodic reports regarding their production facilities’ compliance with the Ecological Law and the regulations thereunder. These reports are required to include information with respect to environmental protection controls and the disposal of industrial waste. We have provided the information required by these reports to the Ministry of the Environment and Natural Resources. There are currently no material legal or administrative proceedings pending against us with respect to any environmental matter in Mexico, and we do not believe that continued compliance with the Ecological Law or Mexican state environmental laws will have a material adverse effect on our financial condition or results of operations, or will result in material capital expenditures or materially adversely affect our competitive position. However, financing institutions providing credit for projects on a case—by-case basis now and in the future could require us to comply with international environmental regulations that may be more restrictive than Mexican environmental regulations.

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

By creating and maintaining a culture of sustainability, we seek to achieve long-term business success that aligns with the interests and needs of other stakeholders. In the recent years we have sought to redouble our efforts related to our zero-tolerance policy towards corruption. We have developed an anticorruption program that involves training of our employees, testing employees about conflicts of interest, as well as specific training and follow-up in our procurement area. In January 2013, our Board of Directors approved our first Code of Ethics and Conduct for Providers, Contractors and Business Partners, which will be annexed to our Code of Ethics and Business Conduct.

C. ORGANIZATIONAL STRUCTURE

The following table sets forth our significant subsidiaries as of December 31, 2012, including the principal activity, domicile and our ownership interest:

Subsidiary	Principal Activity	Domicile	Ownership Interest (%)
Constructoras ICA, S.A. de C.V.	Construction	Mexico	100
Controladora de Empresas de Vivienda, S.A. de C.V.	Housing	Mexico	100
Controladora de Operaciones de Infraestructura, S.A. de C.V.	Concessions	Mexico	100
Ingenieros Civiles Asociados, S.A. de C.V.	Heavy urban and specialized construction	Mexico	100
ICA—Fluor Daniel, S. de R.L. de C.V.(1)	Industrial construction	Mexico	51
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.	Airport operations	Mexico	58.63(2)
Constructora de Proyectos Hidroelectricos, S.A. de C.V. /Constructora Hidroelectrica La Yesca, S.A. de C.V.	Consortia for the construction of the La Yesca hydroelectric project	Mexico	99

(1)	Proportionally consolidated.
(2)	Directly and through our interest in SETA.

D. PROPERTY, PLANT AND EQUIPMENT

Approximately 93% of our assets and properties, including concessions, are located in Mexico, with the balance in Europe and other Latin American countries. At December 31, 2012, the net book value of all land (excluding real estate inventories) and buildings, machinery and equipment and concessions was approximately Ps. 44,342 million (approximately U.S.$ 3,448 million). We currently lease machinery from vendors primarily under operating leases. For information regarding property in our Housing segment, see “Item 4. Information on the Company-Business Overview-Description of Business Segments-Housing.”

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

The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto. Our consolidated financial statements have been prepared in accordance with IFRS. The consolidated statements of income and other comprehensive income for the years ended December 31, 2011 and 2010 have been retroactively adjusted to reflect the results of a significant portion of our affordable housing business (in our Housing segment), which we agreed to sell in December 2012, as a discontinued operation.

In 2012, we commenced accounting for our San Martin subsidiary on a fully consolidated basis, which may affect the comparability of our consolidated financial statements for the year ended December 31, 2012 to our previously published consolidated financial statements for the year ended December 31, 2011. See Note 3h to our consolidated financial statements.

Overview

We are a Mexican company principally engaged in construction, the operation of infrastructure projects under long-term concession or service agreements and homebuilding. Approximately 88% of our revenue in 2012 was generated in Mexico. As a result, our results of operations are substantially affected by developments in Mexico and Mexican public spending on large infrastructure projects. Our results of operations also vary from period to period based on the mix of projects under construction, the contract terms relating to those projects, the volume of traffic on our highway concessions and in our airports, and conditions in the Mexican housing market, among other factors. In 2012, we had several significant projects in the mature phases of construction; however, due to an increased volume of projects with better margins in the construction phase, we experienced greater revenue and operating income compared to 2011. Nonetheless, due to the dynamic nature of project awards, this is not a predictor of future returns or trends.

The construction, infrastructure operations, and homebuilding industries, and as a result, our results of operations, are substantially influenced by political and economic conditions in Mexico. The National Infrastructure Program in Mexico, which the Mexican government announced was designed to expand Mexico’s infrastructure, accelerate Mexico’s economic growth and make the Mexican economy more internationally competitive, contemplated public and private investments totaling Ps. 951 billion from 2007 to 2012 in highways, railroads, ports, airports, telecommunications, water and sanitation, irrigation, and flood control projects. In addition, the National Infrastructure Program called for an additional Ps. 1,581 billion in energy sector investments. Mexico entered into a recession beginning in the fourth quarter of 2008, and in 2009 GDP fell by approximately 6.5%. Due to the impact of the turmoil in the global financial system and the recession in Mexico, the rate of awards of infrastructure projects in Mexico was slower in 2009 than we anticipated, particularly in the areas of energy, ports and railways. Mexico’s economy has since expanded, with GDP posting positive growth of 5.5% in 2010, 3.9% in 2011 and 3.9% in 2012. The Mexican government has also extended the time period for certain bidding processes for the awards, in part because of the need to reevaluate the corresponding projects’ feasibility in the current economic environment.

Our business strategy is to grow our construction business (composed of our Civil Construction and Industrial Construction segments in 2012) as well as to grow and diversify into construction-related activities, particularly infrastructure, which we believe offer opportunities for potentially higher growth, higher margins, and reduced volatility of operating results. Our goal is also to generate a greater portion of our consolidated revenues from our Concessions and Airports segments over the medium term. These two segments in aggregate represented 15.8% and 14.6% of our consolidated revenues in 2012 and 2011, respectively. Our infrastructure and other investments represent an actively managed portfolio of investments; some may be held to maturity and others may be divested prior to maturity, based on market developments or opportunities to redeploy capital in new projects.

A. OPERATING RESULTS

Certain U.S. dollar amounts have been translated from Mexican pesos for convenience purposes at an exchange rate of Ps. 12.86 per U.S.$ 1.00, the free market exchange rate for Mexican pesos on December 31, 2012, as reported by Banamex.

Our operations are divided into the following six segments: (1) Civil Construction, (2) Industrial Construction, (3) Concessions, (4) Airports, (5) Housing, and (6) Corporate and Other.

Consolidated Results of Operations for the Three Years Ended December 31, 2012

Total Revenues

Total revenues increased 17% in 2012 from 2011. This increase was primarily due to the completion of construction of several major medium term projects, including the SPC projects and the Autovia Urbana Sur expressway. All of the business segments reported growth in total revenues, after eliminations.

Total revenues increased 26% in 2011 from 2010. This increase was primarily attributable to an increase in work volume on projects in our Civil Construction and Industrial Construction segments, which represented 84% of the consolidated revenue growth during the period of 2011, as well as an increase in the volume of projects in our Concessions segment, which represented 8% of the consolidated revenue growth during the period. All of the business segments (other than Corporate and Other) reported growth in total revenues, after eliminations.

The following table sets forth the revenues of each of our segments and divisions for each of the years in the three-year period ended December 31, 2012. See Note 37 to our consolidated financial statements.

	Year Ended December 31,
	2012		2011			2010
	(Millions of Mexican pesos)	(Percentage of Total)	(Millions of Mexican pesos)	(Percentage of Total)		(Millions of Mexican pesos)	(Percentage of Total)
Revenues:
Construction:
Civil	Ps. 32,597	69%	Ps. 28,710	71%		Ps. 23,448	73%
Industrial	6,507	14%	5,210	13%		4,401	14%

Total	39,104	83%	33,920	84%		27,849	87%
Concessions	4,408	9%	3,130	8%		2,102	6%
Airports	3,098	6%	2,776	7%		2,505	8%
Housing	1,492	3%	1,219	3%		185	1%
Corporate and Other	—	—	7	—		33	—
Eliminations	(559)	(1)%	(571)	(1%	)	(666)	(2%	)

Total	Ps. 47,543	100%	Ps. 40,481	100%		Ps. 32,008	100%

Gross Profit

Gross profit increased 12% to Ps. 6,823 million in 2012 compared to Ps. 6,078 million in 2011. Gross profit as a percentage of total revenue decreased to 14% compared to 15% in 2011, primarily due to the increase in cost of sales outpacing the increase in total revenues over the same period, which in turn was due principally to increased financing costs related to our financed projects in the Civil Construction, Concessions and Housing segments in the construction stage. Our greatest gross profit increases were in our Concessions and Civil Construction segments.

Gross profit increased 37% to Ps. 6,078 million in 2011 compared to Ps. 4,424 million in 2010. Gross profit as a percentage of total revenue increased to 15% in 2011 compared to 14% in 2010, primarily due to consolidated revenue growth outpacing the increase in consolidated cost of sales over the same period, representing slightly greater economies of scale. Our greatest gross profit increases were in our Concessions segment and, to a lesser extent, in our Civil Construction and Industrial Construction segments, which increases were primarily a result of higher margins on the mix of projects. In 2010, the Airports segment recorded an allowance for doubtful accounts in cost of sales of Ps. 143 million, related to the bankruptcy filing by the airlines of Grupo Mexicana.

General Expenses

Selling, general and administrative expenses increased 16% to Ps. 3,602 million in 2012 compared to Ps. 3,099 million in 2011. The increase in 2012 was primarily due to a comparable growth in our total revenues at 17%. The primary factors underlying this growth in expenses are several fold, and include our recent acquisition of San Martin, a mining services construction company in Peru, which made up 16% of the overall increase in general expenses, an increase in expenses related to a ramp-up in our Panamanian operations (that is, the Corredor Norte Highway, the Avenida Domingo Diaz extension and the PAC-4 project), which made up 13% of the overall increase in general expenses, an increase in expenses related to promotion and bidding processes, which made up 11% of the overall increase in general expenses, and an increase in employee salaries and benefits, which made up 11% of the overall increase in general expenses. Such increases in expenses amounted to Ps. 257 million, representing 51% of the overall increase in general expenses. Selling, general and administrative expenses as a percentage of total revenue generally remained flat at 7.6% in 2012 compared to 7.7% in 2011.

Selling, general and administrative expenses increased 27% to Ps. 3,099 million in 2011 from Ps. 2,439 million in 2010. The increase in 2011 was primarily due to the growth in operations of the business segments, as well as from higher administration expenses, which increased in part due to our new voluntary retirement savings plan and increased participation in bidding processes in Mexico and abroad. Selling, general and administrative expenses as a percentage of total revenue remained flat at 7.7% in 2011 compared to 7.6% in 2010.

Other Income and Expenses, Net

In 2012, our net other income was Ps. 460 million, compared to Ps. 495 million in 2011, and included principally Ps. 435 million related to the revaluation of our investment property, and a Ps. 25 million gain in sales of property, plant and equipment.

In 2011, our net other income was Ps. 495 million, compared to a loss of Ps. 30 million in 2010. This increase of Ps. 525 million was principally a result of the sale of the Queretaro-Irapuato and Irapuato-La Piedad highway concessions to RCO during the third quarter of 2011.

Operating Income

The following table sets forth operating income or loss of each of our segments and divisions for each of the years in the three-year period ended December 31, 2012.

	Year Ended December 31
	2012	2011	2010
	(Millions of Mexican pesos)
Operating Income:
Construction:
Civil	Ps. 1,191	Ps. 1,116	Ps. 767
Industrial	253	356	156

Subtotal	1,444	1,472	923
Airports	1,148	917	747
Concessions	796	917	241
Housing	74	8	(8)
Corporate and Other	(9)	194	(1)
Eliminations	229	(34)	53

Total	Ps. 3,681	Ps. 3,474	Ps. 1,955
Operating margin	8%	9%	6%

Operating income increased 6% in 2012 from 2011. This increase was driven primarily by Airports segment which had a 25% increase in operating income due to increased passenger traffic, which was partially offset by the lesser impact of lower operating income in Industrial Construction, which decreased by 29% compared to 2011 due to the mix of projects in execution. In 2012, the Civil Construction and Industrial Construction segments contributed 32% and 7%, respectively, of total operating income and the Concessions and Airports segments contributed 22% and 31% of operating income, respectively. The balance, after eliminations, came from the Housing and Corporate and Other segments.

Operating income increased 78% in 2011 from 2010. This increase was driven primarily by the Concessions segment’s revenue growth, the other income representing the gain on sales of the Queretaro-Irapuato and Irapuato-La Piedad PPP highways to our affiliate RCO, and the increase in operating income in Civil and Industrial Construction principally due to better margins in certain new construction projects awarded in 2011, which offset decreased operating income in our Housing segment. In 2011, the Civil Construction and Industrial Construction segments contributed 32% and 10%, respectively, of total operating income and the Concessions and Airports segments each contributed 26% of operating income. The balance, after eliminations, came from the Housing and Corporate and Other segments.

Construction

Civil Construction

The following table sets forth the revenues and operating income of the Civil Construction segment for each of the years in the three-year period ended December 31, 2012.

	Year Ended December 31,
	2012	2011	2010
	(Millions of Mexican pesos)
Revenues	Ps. 32,597	Ps. 28,710	Ps. 23,448
Operating income	1,191	1,116	767
Operating margin	4%	4%	3%

Revenues. The 14% increase in the Civil Construction segment’s revenues in 2012 from 2011 was principally due to the high volume and pace of work on the SPC projects, which increased by 248% for the Sonora SPC project and by 344% for the Jalisco SPC project, as well as the consolidation of San Martin (Ps. 2,024 million), our recently acquired mining sector construction company in Peru. These projects together contributed 47% to revenues in 2012.

The 22% increase in the Civil Construction segment’s revenues in 2011 from 2010 was principally due to the work performed on the Autovia Urbana Sur highway and the two SPC projects, which started construction during the year and which generated an additional Ps. 4,544 million of revenue in 2012, as well as the continued level of construction in other projects such as the Line 12 of the Mexico City Metro, the Rio de los Remedios-Ecatepec highway and La Yesca hydroelectric project. The projects that contributed the most to revenues in 2011 were Line 12 of the Mexico City metro system with Ps. 4,075 million, the Rio de los Remedios-Ecatepec highway with Ps. 3,755 million, the La Yesca hydroelectric project with Ps. 3,273 million, the Autovia Urbana Sur highway with Ps. 2,218 million, the two SPC projects jointly with Ps. 2,326 million and the Eastern Discharge Tunnel with Ps. 1,474 million.

Operating Income. Operating income for the Civil Construction segment increased by 7% in 2012 from 2011, primarily due to the increase in revenues in the segment due to the mix of projects under construction. The two SPC projects, both of which were completed in December 2012, represented 54% of this increase.

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

Industrial Construction

The following table sets forth the revenues and operating income of our Industrial Construction segment for each of the years in the three-year period ended December 31, 2012.

	Year Ended December 31,
	2012	2011	2010
	(Millions of Mexican pesos)
Revenues	Ps. 6,507	Ps. 5,210	Ps. 4,401
Operating income	253	356	156
Operating margin	4%	7%	4%

Revenues. The Industrial Construction segment’s revenues increased by 25% in 2012 from 2011. This increase primarily reflected an increase in revenues from our Salina Cruz and Minatitlan clean fuels project and from our AHMSA steel mill and plate line expansion, which together represented 63% of the increase. The projects that contributed the most to revenues in 2012 were Salina Cruz (Ps. 929 million, or 14%), Madero (Ps. 751 million, or 12%), Cadereyta (Ps. 498 million, or 8%) and Minatitlan (Ps. 611 million, or 9%) clean fuels projects for Pemex, the Poza Rica Cryogenic I project (Ps. 435 million, or 7%), and the Fenix project for AHMSA (Ps. 834 million, or 13%).

The Industrial Construction segment’s revenues increased by 18% in 2011 from 2010. This increase primarily reflected an increase in work on projects already under construction, including the Cadereyta and Madero clean fuels projects. The projects that contributed the most to revenues in 2011 were the Madero clean fuels plant for Ps. 783 million, which was an increase of Ps. 225 million from 2010, and the Cadereyta clean fuels project for Ps. 786 million, which was an increase of Ps. 342 million from 2010. The AHMSA steel mill and plate line expansion and the Poza Rica Cryogenic plant project also contributed to revenues with Ps. 664 million and Ps. 535 million, respectively.

Operating Income. The Industrial Construction segment had a 29% decrease in operating income in 2012 from 2011, primarily due to a decrease of mining activity related to the El Boleo mine for Minera y Metalurgica del Boleo, S.A. de C.V., in 2012 and the completion of Package II of the Minatitlan refinery project.

The Industrial Construction segment had a 129% increase in operating income in 2011 from 2010 primarily due to an increased volume of work, higher margins in the mix of projects, including in certain contracts with private sector clients, recognition of price increases and operating efficiencies.

Construction and Mining Services and Other Backlog

The following table sets forth, at the dates indicated, our backlog of construction and mining services contracts.

	As of December 31,
	2012		2012	2011	2010
	(Millions of U.S. dollars)		(Millions of Mexican pesos)
Civil Construction	U.S. $	2,663	Ps. 34,254	Ps. 28,203	Ps. 26,844
Industrial Construction		621	7,984	7,115	8,455

Total Construction Backlog	U.S. $	3,284	Ps. 42,238	Ps. 35,318	Ps. 35,229
Mining Services and Other Backlog	U.S. $	635	Ps. 8,166	—	—

Total construction backlog at December 31, 2012 increased compared to December 31, 2011, reaching Ps. 42,238 million primarily due to the addition of new project awards replacing other executed projects, primarily the Barranca Larga – Ventanilla project in the Civil Construction segment for Ps. 5,182 and the Ethelyne XXI project in the Industrial Construction segment for Ps. 3,493.

Total construction backlog at December 31, 2011 remained steady compared to December 31, 2010, reaching Ps. 35,318 million primarily due to additions to existing contracts and new project awards replacing other projects as they are executed.

The table below sets forth the seven projects that represented approximately 66% of backlog in the Civil Construction segment, and 54% of total construction backlog, at December 31, 2012.

	Amount	Estimated Completion Date	% of Civil and Industrial Construction Backlog
	(Millions of Mexican pesos)
Civil Construction Backlog
Mitla-Tehuantepec highway	Ps. 5,547	Fourth quarter of 2015	13
Barranca Larga Ventanilla highway	5,182	Third quarter of 2014	12
Sonora Highway	2,801	Second quarter of 2019	7
Avenida Domingo Diaz	2,663	Third quarter of 2014	6
Lazaro Cardenas TEC II Container Terminal	2,262	Third quarter of 2014	5
Tepic Bypass	2,192	Second quarter of 2014	5
Eastern Discharge Tunnel	2,013	Second quarter of 2014	5

In the Industrial Construction segment, backlog was Ps. 7,984 million as of December 31, 2012. The Ethelyne XXI plant accounted for Ps. 3,493 million, or 44% of industrial construction backlog and 8% of our total construction backlog, as of December 31, 2012. We expect to complete this project in the fourth quarter of 2014.

As of December 31, 2012, approximately 15% of construction backlog was attributable to construction projects outside Mexico, and public sector projects represented approximately 72% of our total backlog.

Our book and burn index (defined as the ratio of new construction contracts, plus net contract additions, to executed construction works) was 1.2 in 2012 compared to 1.0 in 2011. New contract awards and net increases to existing contracts during 2012 offset the execution of projects during the year.

Mining and Other Services Backlog

As of December 31, 2012, our backlog of long-term mining and other services contracts, which relate primarily to San Martin, our recently acquired mining construction company in Peru, totaled Ps. 8,166 million.

Concessions

The following table sets forth the revenues and operating results of our Concessions segment for each year in the three-year period ended December 31, 2012.

	Year Ended December 31,
	2012	2011	2010
	(Millions of Mexican pesos)
Revenues	Ps. 4,408	Ps. 3,130	Ps. 2,102
Operating Income	796	917	241
Operating Margin	18%	29%	11%

Revenues. The Concessions segment’s revenue was Ps. 4,408 million in 2012. The 41% increase in revenue over 2011 was due primarily to financing income and construction revenues, although traditionally the segment’s revenues are principally derived from the collection of tolls on toll roads, fees for the availability and use of toll-free roads, fees by volume of treated water delivered to the municipalities and the financial and construction revenues during the construction phase. In 2012 we experienced this effect due to the SPC projects and Rio de los Remedios – Ecatepec, but as the other concessions come into operation, we do not expect this effect to continue. The segment had 10 highways, five concessioned water projects, two SPC projects and one port as of December 31, 2012. Of these 18 concessions, 11 were operational at year-end, and two (the Rio de los Remedios – Ecatepec highway and the Rio Verde – Ciudad Valle) were in partial operation.

The Concessions segment’s revenue was Ps. 3,130 million in 2011. The 49% increase in revenue over 2010 was due primarily to an increase in the segment’s construction revenues for those concession projects that were in the construction phase as well as financial income, which contributed to 71% of the increase.

Operating Income. The Concessions segment reported a 13% decrease in operating income for 2012 compared to 2011, principally due to the gain on sale of the Queretaro-Irapuato and Irapuato-La Piedad PPP highways in the third quarter of 2011 for approximately Ps. 441 million, which did not recur in 2012.

The Concessions segment reported a 280% increase in operating income for 2011 compared to 2010, principally due to an increase in other income, which was the result of our sale of the Queretaro-Irapuato and Irapuato-La Piedad highway concessions to our affiliate RCO for approximately Ps. 441 million, the commencement of construction of the SPC projects and the continued operation of concessions.

Airports

The following table sets forth the revenues and operating results of our Airports segment for each year in the three-year period ended December 31, 2012.

	Year Ended December 31,
	2012	2011	2010
	(Millions of Mexican pesos)
Revenues	Ps. 3,098	Ps. 2,776	Ps. 2,505
Operating Income	1,148	917	747
Operating Margin	37%	33%	30%

Revenues. The Airports segment’s revenues increased by 12% in 2012 from 2011, primarily as a result of an increase in both aeronautical and non-aeronautical revenues. The sum of aeronautical and non-aeronautical revenues in 2012 increased by 15% as compared to 2011.

Aeronautical revenues, principally from passenger charges, increased 14%. The increase in passenger charges was attributable to an increase in passenger traffic during the year.This increase in passenger charges was attributable to a 7% increase in passenger traffic from 12.0 million in 2011 to 12.8 million in 2012.

Non-aeronautical revenues increased 17%, primarily due to revenues from our checked baggage-screening service, which has been operating since March 1, 2012 and amounted to approximately Ps. 26 million in 2012, as well as revenues from hotel services, which increased by 12% to Ps. 158 million in 2012 from Ps. 142 million in 2011, car parking services, which increased by 10% to Ps. 124 million in 2012 from Ps. 113 million in 2011, the leasing of space, which increased by 15% to Ps. 59 million in 2012 from Ps. 51 million in 2011, and advertising, which increased by 9% to Ps. 82 million in 2012 from Ps. 75 million in 2011. Total terminal passenger traffic volume increased 7% in 2012 compared to 2011. Domestic terminal passenger traffic volume increased 8%, while international terminal passenger traffic volume increased 2%. The main percentage increases in total terminal passenger traffic volume (excluding transit passengers) in 2012 as compared to 2011 were at the Reynosa (with a 39.9% increase), Torreon (with a 10.0% increase), Monterrey (with a 9.0% increase) and

Chihuahua (with a 9.0% increase) airports, while the Monterrey airport had the greatest absolute increase in total terminal passenger traffic volume. The main percentage decreases in total terminal passenger traffic (excluding transit passengers) in 2012 as compared to 2011 were at the Acapulco (with a 8.5% decrease) and Mazatlan (with a 7.7% decrease) airports.

The Airports segment’s revenues increased by 11% in 2011 from 2010. Aeronautical revenues, principally passenger charges, increased 13%, and non-aeronautical revenues increased 20%, with the largest increases generated by the NH Terminal 2 Hotel at the Mexico City International Airport, advertising, commercial leases (retailers, duty free and other leases) and GACN cargo fees. Total terminal passenger traffic volume increased 1.6% in 2011 compared to 2010. Domestic terminal passenger traffic volume increased 3.4%, while international terminal passenger traffic volume decreased 7.4%. The main percentage increases in total terminal passenger traffic volume (excluding transit passengers) in 2011 as compared to 2010 were at the Tampico (21.5%), San Luis Potosi (11.6%), Reynosa (9.3%) and Torreon (11.1%) airports, while the Monterrey airport had the greatest absolute increase in total terminal passenger traffic volume. The main percentage decreases in total terminal passenger traffic (excluding transit passengers) in 2011 as compared to 2010 were at the Acapulco (19.1%) and Zacatecas (7.7%) airports.

Operating Income. The Airports segment reported a 25% increase in operating income for 2012 compared to 2011, mainly as a result of the growth in revenues and heightened control of costs and expenses.

The Airports segment reported a 23% increase in operating income for 2011 compared to 2010, mainly as a result of Ps. 314 million of additional aeronautical and non-aeronautical revenues. Additionally, in 2010, we recognized an allowance for doubtful accounts for Ps. 143 million in 2010 as a result of the bankruptcy filings by the companies of Grupo Mexicana, equivalent to 100% of Grupo Mexicana accounts receivable. This provision was recorded under cost of services.

Housing

On December 3, 2012, we announced that we had entered into an agreement to sell the assets and operating liabilities related to 20 affordable housing development projects being developed by us through our ViveICA subsidiary in exchange for newly issued shares of stock representing an approximately 23% ownership interest in Javer and refinancing of Ps. 600 million of related project debt. As a result, previously reported financial data (including revenues, costs, expenses and operating income) for years prior to 2012 have been adjusted to reflect only the activity from continuing operations, which include our Los Portales real estate business in Peru and assets not included in the transaction with Javer.

The following table sets forth the revenues and results of operations of our Housing segment for each year in the three-year period ended December 31, 2012.

	Year Ended December 31,
	2012	2011	2010
		(Millions of Mexican pesos)
Revenues	Ps. 1,492	Ps. 1,219	Ps. 185
Operating income	74	8	(8)
Operating margin	5%	1%	(4%	)

Revenues. The Housing segment’s total revenues increased by 22% in 2012 from 2011, principally due to a 77% increase in residential unit sales by ViveICA, which represented 66% of the Housing segment’s total revenue increase.

The Housing segment’s total revenues increased by Ps. 273 million in 2011 from 2010, principally due to increased sales in our Los Portales business in Peru consisting principally of real estate and the sale of a parcel of land during the fourth quarter of 2011.

Operating Income. The Housing segment’s operating income increased by Ps. 16 million in 2012 from 2011. The increase was primarily attributable to the revaluation of investment property based on independent appraisals. See Note 14 to our consolidated financial statements.

The Housing segment’s operating income increased to Ps. 8 million in 2011 from a loss of Ps. 8 million in 2010, primarily due to the gain on sale of our housing subsidiary Geoicasa, S.A. de C.V. in 2011 in the amount of Ps. 25 million.

Corporate and Other

After substantial completion of our non-core asset divestiture program, we sold substantially all of the operating assets in our Corporate and Other segment, which now encompasses the administrative operations of our holding and subholding companies, including functions that are not directly managed by our other five business segments. As a result, the Corporate and Other segment generated de minimis revenue for each year in the three-year period ended December 31, 2012.

The following table sets forth the revenues and operating income of the Corporate and Other segment for each year in the three-year period ended December 31, 2012.

	Year Ended December 31,
	2012	2011	2010
		(Millions of Mexican pesos)
Revenues	Ps. —	Ps. 7	Ps. 33
Operating income	(9)	194	(1)

Revenues. The Corporate and Other segment’s revenues remained flat on a year-over-year basis for the three-year period ended December 31, 2012.

Operating Income. The Corporate and Other segment’s operating income decreased to a loss of Ps. 9 million in 2012 from a gain of Ps. 194 million in 2011, which is due to intercompany transactions subsequently eliminated upon consolidation in 2011. The Corporate and Other segment’s operating income increased to Ps. 194 million in 2011 from a loss of Ps. 1 million in 2010, primarily due to an increase in non-recurring other income paid from other subsidiaries.

Financing Cost, Net

The following table sets forth the components of our net comprehensive financing costs for each year in the three-year period ended December 31, 2012.

	Year Ended December 31,
	2012	2011	2010
		(Millions of Mexican pesos)
Interest expense	Ps. 2,659	Ps. 1,798	Ps. 1,348
Interest income	(534)	(286)	(350)
Exchange (gain) loss, net	(1,243)	1,567	(5)
Loss on financial instruments	166	381	316

Financing cost, net(1)	Ps. 1,048	Ps. 3,460	Ps. 1,309

(1)	Does not include net financing costs of Ps. 2,239 million, Ps. 1,330 million and Ps. 997 million in 2012, 2011 and 2010, respectively, that are included in cost of sales. See Note 33 to our consolidated financial statements.

Net comprehensive financing costs in 2012 reached Ps. 1,048 million. The 70% decrease in net comprehensive financing costs in 2012 from 2011 was mainly due to exchange gains (related to the appreciation of the Mexican peso relative to the U.S. dollar) offsetting increased interest expenses, which in turn increased 48% primarily due to higher average debt levels.

Net comprehensive financing costs in 2011 reached Ps. 3,460 million. The 164% increase in net comprehensive financing costs in 2011 from 2010 was mainly due to exchange losses of Ps. 1.57 billion recorded during the second half of 2011, mainly as a result of depreciation of the Mexican peso with regard to the U.S. dollar and its effect on the valuation of our U.S.$ 500 million of our 8.9% senior notes due 2021 and to higher interest expenses.

Interest expense increased 33% in 2011 compared to 2010, primarily due to increased debt levels as a result of incurring new indebtedness and additional drawings on existing credit facilities.

Interest income increased 87% in 2012 due to an increase in average invested cash balances.

Interest income decreased 18% in 2011 due to a decrease in average invested cash balances, which in turn was caused by our increased reliance on cash to fund working capital needs.

Our total debt as of December 31, 2012 increased 3% compared to December 31, 2011, representing the net effect of contracting new indebtedness primarily for concessioned projects even as we repaid most of the indebtedness associated with the La Yesca hydroelectric project.

Our total debt as of December 31, 2011 increased 56% compared to December 31, 2010, primarily as a result of an increase in the debt drawings for the construction of concession infrastructure projects, the issuance of U.S.$ 500 million of our 8.9% senior notes due 2021, and drawings on existing credit facilities for construction of the La Yesca hydroelectric project, which were permitted as a result of approved certifications for completed work on the project.

At December 31, 2012 and March 31, 2013, we had U.S.$ 1,043 million and U.S.$ 1,058 million, respectively, of debt issued or guaranteed as joint obligor or guarantor by our parent company.

At December 31, 2011 and March 31, 2012, we had U.S.$ 1,711.7 million and U.S.$ 1,738.3 million, respectively, of debt issued or guaranteed as joint obligor or guarantor by our parent company.

At December 31, 2012, 2011 and 2010, 33% and 47% and 39%, respectively, of our total debt was denominated in currencies other than Mexican pesos, principally U.S. dollars or, in the case of some debt related to projects of Rodio Kronsa, euros, and in the case of San Martin, soles. We may in the future incur additional non-peso denominated indebtedness. Declines in the value of the Mexican peso relative to such other currencies could both increase our interest costs and result in foreign exchange losses. Conversely, an increase in the value of the Mexican peso relative to such other currencies could have the opposite effect.

Share in Income and Loss of Unconsolidated Affiliated Companies

Our unconsolidated affiliates include, among others, RCO, our joint venture affiliate with GS Global Infrastructure Partners I, L.P., and PMA Mexico.

Our share of income of unconsolidated affiliated companies represented a loss of Ps. 76 million in 2012 as compared to a gain of Ps. 30 million in 2011, which primarily reflected a loss related to our RCO affiliate, which in turn was principally due to RCO’s higher financing costs in 2012 than in the prior year.

Our share of income of unconsolidated affiliated companies was a gain of Ps. 30 million in 2011 as compared to a gain of Ps. 80 million in 2010, which reflected the sale in November 2010 of our interest in Autopistas Concesionadas del Altiplano, which operated the concession of San Martin-Tlaxcala-El Molinito highway.

Tax

In December 2009, modifications were published to the Mexican Income Tax Law, or Tax Reform, and became effective on January 1, 2010. The Tax Reform requires companies to estimate an income tax, or ISR, liability on benefits received in prior years from tax consolidation of subsidiaries. Our estimated tax payable as a result of the Tax Reform is Ps. 4,901 million as of December 31, 2012.

In 2012, we recorded a consolidated net tax expense of Ps. 694 million, which included an ISR expense of Ps. 599 million and an IETU expense of Ps. 95 million. As of December 31, 2012, we had a deferred ISR asset of Ps. 7,233 million related to tax losses generated by our subsidiaries, as well as a deferred IETU asset of Ps. 200 million related to other net taxable temporary differences and Ps. 380 million related to tax credits for foreign taxes paid. Additionally, we had a deferred IETU liability of Ps. 832 million and a deferred ISR liability of Ps. 4,032. See Note 23 to our consolidated financial statements.

In 2011, we recorded a consolidated net tax benefit of Ps. 57 million, which included an ISR expense of Ps. 77 million and a IETU benefit of Ps. 134 million. As of December 31, 2011, we had a deferred ISR asset of Ps. 3,371 million related to tax losses generated by our subsidiaries, as well as a net deferred ISR liability of Ps. 1,398 million related to other net taxable temporary differences and a net IETU liability of Ps. 382 million. See Note 23 to our consolidated financial statements.

In 2010, we recorded a net tax provision of Ps. 151 million, reflecting the current and deferred income tax and the business flat tax.

The 17.5% flat rate business tax applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the law, less certain authorized deductions. The flat rate business tax payable is calculated by subtracting certain tax credits from the tax determined. Revenues, and deductions as well as certain tax credits, are determined based on cash flows generated in each fiscal year. Unlike income tax, a parent and its subsidiaries incur flat rate business tax on an individual basis. Upon enactment of the flat rate business tax law, the asset tax was eliminated; additionally, under certain circumstances, asset tax paid in the ten years prior to a year in which income tax is paid may be refunded. The flat rate business tax is assessed in addition to income tax.

The statutory tax rate in Mexico was 30% for 2012 and 2011, and will be 30% for 2013, 29% for 2014 and 28% for 2015 and thereafter. Generally, the differences between effective tax rates and statutory tax rates are due to different rates for foreign subsidiaries, the effects of inflation and exchange rate fluctuations.

Income from continuing operations

We reported consolidated income from continuing operations of Ps. 1,863 million in 2012, compared to Ps. 101 million in 2011. The increase was primarily due to exchange gains related to the appreciation of the Mexican peso relative to the U.S. dollar, which added to the slight increase in our total operating income as described above.

We reported consolidated income from continuing operations of Ps. 101 million 2011, compared to Ps. 575 million in 2010. The decrease was primarily the result of higher financing costs offsetting the increase in operating income.

Discontinued operations

We reported a loss from discontinued operations of Ps. 155 million in 2012, which reflected the operations of a significant portion of our vertical housing operations that are scheduled to be sold to Javer. The sale of these assets is expected to close during the second quarter of 2013.

We reported income from discontinued operations of Ps. 1,689 million in 2011, which reflected the proceeds of the sale of the Corredor Sur concession in Panama, after taxes and transaction expenses, including make-whole premiums under the original bond indenture governing the project’s debt.

Net Income

We reported consolidated net income of Ps. 1,708.million in 2012, compared to consolidated net income of Ps. 1,790 million in 2011, representing a decrease of 5%.

We reported consolidated net income of Ps. 1,790 million in 2011, compared to consolidated net income of Ps. 971 million in 2010, representing an increase of 84%. Despite the decrease in income before discontinued operations, principally as a result of higher financing cost, consolidated net income increased due to the gain on discontinued operations.

Net income of non-controlling interest was Ps. 578 million in 2012 and Ps. 310 million in 2011. Net income of controlling interest was Ps. 1,130 million in 2012 and Ps. 1,480 million in 2011.

Net income of non-controlling interest was Ps. 310 million in 2011 and Ps. 341 million in 2010. Net income of controlling interest was Ps. 1,480 million in 2011 and Ps. 629 million in 2010.

Critical Accounting Policies and Estimates

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

For accounting purposes, we recognize revenue from construction contracts using the percentage of completion method established in International Accounting Standard 11 “Construction Contracts” (IAS 11). The percentage of completion method requires us to timely ascertain the performance of the project and appropriately present the legal and economic substance of the contract. Under this method, the revenues from the contract are matched with the costs incurred in reaching the stage of completion, resulting in the reporting of revenue, expenses and profit which can be attributed to the proportion of work completed.

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

In order to determine the basis for costs used to calculate the percentage of completion in accordance with the costs incurred method, we consider the following: (i) the costs directly related to the specific contract, (ii) indirect costs related to the general contract activity that can be matched to a specific contract; and (iii) any other costs that may be transferred to the customer under the contract terms. The costs directly related to the specific contract include all direct costs such as materials, labor, subcontracting costs, manufacturing and supply costs of equipment, start-up costs and depreciation. Indirect costs identified that are assignable to the contract include indirect labor, payroll of technical and administrative personnel, construction site camps and related expenses, quality control and inspection, internal and external contract supervision, insurance costs, bonds, depreciation, amortization, repairs and maintenance.

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

Variations in the scope of construction works may arise due to several factors, including: improvements in the construction process due to reduced supplies or runtime, local regulatory changes and changes in the conditions for the execution of the project or its implementation, design changes requested by the customer and the geological conditions not included in the original plan. Additionally, and in order to identify possible changes in contracts, we have implemented a method whereby these changes can be identified and reported, and whereby the amounts can be quantified and approved and the changes implemented efficiently on projects. A variation in contract revenue is recognized when (a) it is probable that the customer will approve the changes and the amount of revenue resulting from the change, and (b) the amount of revenue can be reliably measured. Claims or incentives for early completion are recognized as part of the revenue of a contract, provided that there is sufficient evidence that the customer will authorize payment for these items. Consequently, claims and incentives are included in contract revenue only when (a) negotiations have reached an advanced stage such that it is probable that the customer will accept the claim, and (b) the probable amount to be accepted by the customer can be reliably determined. With respect to incentive payments, revenues are recognized only when the execution of the contract is significantly advanced to conclude that the specified standards of performance will be achieved or exceeded and the amount of the incentive payment can be reliably measured.

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

A group of contracts, whether with one or several clients, are treated together as one unique center of profit when: i) the group of contracts have been negotiated together as a unique package; ii) the contracts are so closely interrelated that they are effectively part of a single project with an overall profit margin; and iii) the contracts are executed simultaneously or in a continuous sequence.

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

In the case of highways, we participate in two main project types: concessions and public-private partnerships (PPPs). The main difference between these categories is that revenues for PPP projects are paid directly by the government (not users) and include fixed revenues in addition to variable revenues, which we believe improves our revenue profile and risk exposure arising from our highways portfolio. Projected variable revenue scenarios are taken from studies that forecast traffic volume. These forecasts also take into account anticipated changes in toll levels and are prepared using statistical models based on historic behavior for each project. Operating expense projections are developed by the individuals in charge of the project operation. Projections for investment commitments are considered when such commitments are contractually required under the concession agreement. Projections are reviewed by operating committees and by the trusts in which both the governmental authorities and the project’s lenders participate. Our analyses as of December 31, 2012, using base case scenarios, indicate that a 52.2% decrease in variable revenues or 382.9% increase in operating costs would not result in impairment of our contractual obligations related to maintenance for these projects in the operating phase.

In water treatment and transportation projects, the structure of the project differs only in that the service is not provided directly to the public at large, but instead to governmental entities for water and drainage systems. In these types of projects, revenues and expenses are related both to the demand for the services by the population as a whole and the operating capacity of the project. Typically revenues include a fixed component to recover investment and fixed operating and maintenance costs, as well as a variable component that depends on the volume of water processed. The sensitivity analyses in these cases are based principally on population increase, which is the main factor determining future demand for the service. Our analyses as of December 31, 2012, using base case scenarios, indicate that a 3.4% decrease in variable revenues or a 2.0% increase in operating costs, would not result in impairment of finished projects in the operating phase.

Our airport projects are regulated by five-year master plans negotiated with the Mexican government, in which our future investment commitments are established and in which the maximum tariff we can charge per passenger is set. These are high-volume projects in which the variable that most affects the value in use is revenue. The sensitivity analyses for these projects are based on different scenarios of passenger traffic and ability to recover the maximum tariff. Our analyses as of December 31, 2012, using base case scenarios, indicate that an 41.1% decrease in revenues or a 110.1% increase in operating costs would not result in impairment of our contractual obligations related to investments at our airports.

As of December 31, 2012, our pre-tax discount rates for highway projects averaged approximately 8.37% in real terms (excluding inflation), and for water projects averaged approximately 7.41% in real terms. For our airports, our pre-tax discount rate averaged 11.79% as of December 31, 2012.

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

We only contract hedge financial derivatives to reduce uncertainty in the returns on projects. The financial derivatives which we enter into may be designated for accounting purposes as hedging instruments or as trading instruments, without affecting our objective of mitigating the risks to which we are exposed in the projects.

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

With respect to inventory in-process, approximately 82% of homes under construction and unsold finished homes are within the low-income sector, while the remainder is within the moderate-income sector. With respect to homes in the low income sector, sales of such homes are generally financed by government-sponsored housing fund programs, which provide financial aid to customers to stimulate home purchases in this sector. Prices of homes in this sector are generally regulated by such government programs, thereby limiting our flexibility to establish sale prices. Sale prices in this sector are therefore sensitive to the availability of funding offered by the government under such programs as well as conditions prevailing in the Mexican economy, which in turn can be affected by global economic conditions. However, through 2012, we have not historically experienced significant fluctuations in sales in this sector and have been able to maintain a stable gross margin of between 16% and 26%. Despite the global financial crisis, Mexican governmental policies supporting housing development have continued, albeit at a slower pace. Although we expect that trend to continue, any strict price controls put in place by the Mexican federal government or inherent from adverse economic conditions in Mexico that exceed our current operating margin could cause an impairment with respect to housing in this sector.

With respect to homes in the moderate-income sector, on a quarterly basis, we perform a review of estimated revenues and costs for the projects in-process to evaluate the sector’s operating margin. Additionally, on an annual basis, we perform formal impairment tests based on discounted cash flow projections and to determine the expected rates of returns of the project. Such cash flow projections incorporate actual revenues and costs through the date of the evaluation as well as estimated future investments we expect to incur to complete and sell the project. Revenues are projected based on the current selling price of the home, considering any discounts that we may offer. Selling prices for the moderate-income sector are based on market studies of what a willing buyer would pay, comparable prices for similar projects in the areas in which we develop and the general economic conditions in Mexico. We only offer discounts on sale prices of homes when sales prices have increased over time and the discount would not exceed the original sale price of the home. Our policy is not to grant discounts when the discounted sales price would result in a value lower than the carrying value of the inventory. Our management determines discounts on a home-by-home basis. Cost estimates are based on our cost budgeting system as discussed above. Impairment is recognized when the fair value less costs to sell is less than the carrying amount of the inventory. As in the low-income sector, we generally earn a gross margin of approximately 17% to 22% in this sector. Accordingly, we are only recognize impairment on inventories in the moderate-income sector if we offer discounts greater than our operating margin or otherwise significantly reduce our prices below our operating margin because of, for example, market forces or deteriorating economic factors. We have not historically recognized impairment on inventory in this sector, nor have our cash flow projections through 2012 indicated any impairment loss for the inventory of homes in this sector.

In both the low- and moderate-income sectors, we have seen a 3% decrease in the last quarter of 2012 compared to the last quarter of 2011 and a 73% decrease in the first quarter of 2013 in home sales, when compared to the same period in the prior year.

See Note 5 to our consolidated financial statements for further information regarding additional critical accounting policies.

Effect of Application of the Critical Accounting Policies and Estimates on Results and Financial Position

Set forth below are the results derived from the application of the aforementioned policies and their effects on our consolidated financial statements as of and for the years ended December 31, 2012, 2011 and 2010.

Construction Contracts

Our consolidated financial statements as of December 31, 2012 included a provision for costs relating to project terminations amounting to Ps. 760 million and a machinery lease provision of Ps. 590 million. Our consolidated financial statements as of December 31, 2011 included a provision for costs relating to project terminations amounting to Ps. 559 million and the repair and maintenance of machinery under lease agreements amounting to Ps. 611 million. Our consolidated financial statements as of December 31, 2010 included a provision for costs relating to project terminations amounting to Ps. 539 million and a machinery lease provision of Ps. 476 million related to rental payments due and payable, as well as a short-term provision of Ps. 3 million for estimated losses upon project termination related to projects that we expected to be substantially completed during 2011. As of December 31, 2012, 2011 and 2010, our consolidated financial statements include an allowance for doubtful accounts related to construction contracts of Ps. 1,483 million, Ps. 1,413 million and Ps. 654 million, respectively. Allowances and provisions were recorded based on our best estimates and current circumstances. If these circumstances change, we may need to modify the amount of allowances and provisions we have recorded.

Below is a table of relevant projects with either upward and downward changes in gross profit and their corresponding accounting effect due to favorable or unfavorable adjustments to contracts based on the percentage-of-completion method. The net changes in project profitability from revisions in estimates, both increases and decreases, were a net decrease of Ps. 1,286,145 thousand, Ps. 704,364 thousand and Ps. 271,664 thousand for the years ended December 31, 2012, 2011 and 2010, respectively. The projects are summarized as follows:

	Number of Projects		Ranges of changes in gross profit (1)				Adjustments to contracts
			(In thousands of Ps.)				(In thousands of Ps.)
			Range of increase in projects with upward changes		Range of decrease in projects with downward changes
	Upward changes	Downward changes	From	To	From	To	Favorable	Unfavorable
Year ended December 31, 2012	1	4	Ps. 117,648	NA	Ps. (207,269)	Ps. (686,141)	Ps. 117,648	Ps. (1,403,793)
Year ended December 31, 2011	1	3	98,241	NA	(96,230)	(517,063)	98,241	(802,605)
Year ended December 31, 2010	1	4	227,758	NA	(95,820)	(174,603)	227,758	(499,422)

(1)	Contract amounts were selected whose variation in gross margin was higher than Ps. 113,321 thousand, Ps. 95,362 thousand and Ps. 87,284 thousand for the years ended December 31, 2012, 2011 and 2010, respectively.

Income Tax

In 2012, we recorded a net tax of Ps. 694 million, which reflected the following components:

•	a current ISR expense of Ps. 1,876 million,

•	a deferred ISR benefit of Ps. 1,277 million,

•	a current IETU expense of Ps. 47 million, and

•	a deferred IETU expense of Ps. 48 million.

As of December 31, 2012, we had a net ISR liability of Ps. 4,032 million (net of deferred income tax related to items in other comprehensive income) and a net deferred IETU liability of Ps. 832 million.

In 2011, we recorded a net tax benefit of Ps. 57 million, which reflected the following components:

•	a current ISR expense of Ps. 914 million,

•	a deferred ISR benefit of Ps. 837 million,

•	a current IETU expense of Ps. 194 million, and

•	a deferred IETU benefit of Ps. 327 million.

As of December 31, 2011, we had a net deferred ISR liability of Ps. 1,398 million and a net deferred IETU liability of Ps. 382 million.

The tax payable of Ps. 4,901 million for the deconsolidation tax, is payable as follows: Ps. 274 million in 2013 (reflected in current liabilities as of December 31, 2011), Ps. 1,871 million from 2014 to 2017 and the remainder payable from 2018 and through 2022. The estimate reflected in the financial statements is calculated under the terms of the law.

Tax losses as of December 31, 2012 have been recognized, as we believe we will be able to recover such losses based on projections of future taxable income and various operating strategies with favorable tax effects, rather than through our deferred tax liabilities. Our existing level of backlog is expected to generate a greater volume of business in the future, resulting in increased taxable income that will compensate deferred tax assets recognized as of December 31, 2012.

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

In 2010, we recorded a net tax provision of Ps. 151 million, which reflected the following components:

•	a current ISR expense of Ps. 221 million,

•	a deferred ISR benefit of Ps. 15 million,

•	a current IETU expense of Ps. 295 million, and

•	a deferred IETU benefit of Ps. 350 million.

As of December 31, 2010, we had a net deferred tax liability of Ps. 574 million and a net deferred IETU liability of Ps. 834 million.

At December 31, 2012, 2011 and 2010, we also had an asset tax credit carryforwards of Ps. 690 million, Ps. 1,115 million and Ps. 1,468 million, respectively.

Derivative Financial Instruments

We have entered into interest rate swaps and options (designated as cash flow hedges), foreign currency swaps and options (designated as foreign currency cash flow hedges) and other derivative instruments (designated as trading derivatives as they do not meet hedge accounting requirements) for the terms of some of our credit facilities with the objective of reducing the uncertainties resulting from interest rate and exchange rate fluctuations. To date, the results of our derivative financial instruments have been mixed. Their mark-to-market valuation as of December 31, 2012, increased our derivative liabilities by Ps. 700 million and increased our derivative assets by Ps. 175 million. Those effects are reflected in our consolidated equity by Ps. 922 million and Ps. 166 million in our consolidated statement of comprehensive income for 2012. Their mark-to-market valuation as of December 31, 2011, decreased our derivative liabilities by Ps. 219 million and increased our derivative assets by Ps. 311 million. Those effects are reflected in our consolidated equity by Ps. 483 million and Ps. 381 million in our consolidated statement of comprehensive income for 2011. Their mark-to-market valuation as of December 31, 2010, decreased our derivative liabilities by Ps. 36 million and decreased our derivative assets by Ps. 57 million. Those effects were reflected in our consolidated equity by Ps. 655 million and Ps. 316 million in our consolidated statement of comprehensive income for 2010.

Long-Lived Assets

As of December 31, 2012, we did not recognize any impairment of long-lived assets.

Accounting for Low Income Housing Sales and Costs

As of December 31, 2012, we recognized an impairment in our real estate inventories or low income housing inventories in the amount of Ps. 476 million net of taxes as a result of valuing them at their fair value, given that they are held for sale to Javer. See Note 2 to our consolidated financial statements.

Recently Issued Accounting Standards

New International Financial Reporting Standards

We have not applied the following newly issued IFRS standards, as their effective dates are subsequent to December 31, 2012, although their early adoption is allowed:

•	IFRS 9, Financial Instruments (or IFRS 9), effective for annual periods beginning on or after January 1, 2015.

•	IFRS 10, Consolidated Financial Statements (IFRS 10), effective for annual periods beginning on or after January 1, 2013.

•	IFRS 11, Joint Arrangements (or IFRS 11), effective for annual periods beginning on or after January 1, 2013.

•	IFRS 12, Disclosure of Interests in Other Entities (or IFRS 12), effective for annual periods beginning on or after January 1, 2013.

•	IFRS 13, Fair Value Measurement (or IFRS 13), effective for annual periods beginning on or after January 1, 2013.

•	Amendments to IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities (or IFRS 7), effective for annual periods beginning on or after January 1, 2013.

•	Amendments to IFRS 9 and IFRS 7, Mandatory Effective Date of IFRS 9 and Transition Disclosures, effective for annual periods beginning on or after January 1, 2015.

•

Amendments to IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities: Transition Guidance, effective for annual periods beginning on or after January 1, 2013.

•	IAS 19, (as revised in 2011) Employee Benefits (or IAS 19), effective for annual periods beginning on or after January 1, 2013.

•	IAS 27, (as revised in 2011) Separate Financial Statements (or IAS 27), effective for annual periods beginning on or after January 1, 2013.

•	IAS 28, (as revised in 2011) Investments in Associates and Joint Ventures, effective for annual periods beginning on or after January 1, 2013.

•	Amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities and Related disclosures (or IAS 32), effective for annual periods beginning on or after January 1, 2014.

•	Amendments to IFRS, Annual Improvements to IFRS’s 2009-2011 cycle (except for the amendment to IAS 1), effective for annual periods beginning on or after January 1, 2013.

IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition. The main requirements of IFRS 9 are described below:

IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods.

In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability, that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss was presented in profit or loss.

Previously, under IAS 39, the total amount of change in fair value of financial liabilities designated at fair value through profit or loss had been recognized in profit or loss for the year.

We have not early applied IFRS 9. We anticipate our adoption of IFRS 9 for the annual period beginning on January 1, 2015. Therefore, we have not deemed it possible to reasonably estimate the effects of adoption as of the date of issuance of the accompanying consolidated financial statements.

In May 2011, a package of five standards on consolidation, joint arrangements, associates and disclosures was issued, including IFRS 10, IFRS 11, IFRS 12, IAS 27 (as revised in 2011) and IAS 28 (as revised in 2011). Also, in June 2012, the following Improvements to IFRS 10, 11 and 12 were published:

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements. SIC-12 Consolidation – Special Purpose Entities, will be withdrawn upon the effective date of IFRS 10. Under IFRS 10, there is only one basis for consolidation, that is, control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s return.

IFRS 11 introduces new accounting requirements for joint arrangements, replacing IAS 31. The option to apply the proportional consolidation method on jointly controlled entities is eliminated. In addition, IFRS 11 eliminates the concept concerning jointly controlled assets, and establishes only two types of joint arrangements, joint operations and joint ventures, depending on the rights and obligations of the parties. A joint operation is a joint arrangement whereby the parties that have joint control have rights to assets and obligations on liabilities. In this type of arrangement, each party recognizes the assets to which they have rights and liabilities which bear obligations as part of its other assets and liabilities. Joint ventures are joint arrangements whereby the parties that have joint control have rights to the net assets.

In addition, joint ventures under IFRS 11 should be accounted using the equity method, whereas jointly controlled entities under IAS 31 can be accounted using the equity method or proportionate accounting.

IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards.

IAS 27, Separate Financial Statements, includes the requirements for separate financial statements of controlling entities, which have not changed, including amendments in IAS 27; part of this IAS is replaced with IFRS 10.

IAS 28 is amended to conform to changes based on the issuance of IFRS 10, 11 and 12.

Amendments to IFRS 10, 11 and 12. The amendments explain that the “date of initial application” of IFRS 10 is the beginning of the reporting period in which IFRS 10 is applied for the first time. The amendments clarify how a reporting entity should adjust comparative periods retrospectively determining whether consolidation from the date of initial adoption under IFRS 10 is different from that under IAS 27 and SIC 12. When a reporting entity concludes, on the basis of the requirements of IFRS 10, it should consolidate an investee that was not previously consolidated, IFRS 10 requires an entity to apply purchase accounting in accordance with IFRS 3, Business Combinations, to measure the assets, liabilities and non-controlling interest in the investee at the date the entity obtains control (based on the requirements of IFRS 10). The entity should adjust retrospectively the comparative period. The amendments clarify which version of IFRS 3 should be used in different scenarios. When a reporting entity concludes, on the basis of the requirements of IFRS 10, that it should not consolidate an investee that was previously consolidated, IFRS 10 requires that interest on investment is measured at the amount that would have been measured if the requirements IFRS 10 had been in effect when the investor was involved in the investment. The entity should adjust retrospectively the comparative period. When control over the investee is lost during the comparative period (i.e., results in a sale), the amendments confirm that there is no need to adjust the comparative figures retrospectively (even though consolidation may have been different under IAS 27 and SIC 12). The amendments limit the requirement to present comparative information adjusted for the period immediately preceding the date of initial application.

It also eliminates the requirement to present comparative information for the disclosures relating to unconsolidated structured entities for any period prior to the first annual period in which IFRS 12 applies.

Our management anticipates that the application of these five standards only will have an impact on disclosures in the consolidated financial statements, except with respect to the application of IFRS 11. The adoption of IFRS 11 is expected to change the classification and subsequent accounting of our investment in Autovía Necaxa Tihuatlan, S.A. de C.V., ICA Fluor, S. de R.L. de C.V. and subsidiaries, Rodio Kronsa, S.A., Los Portales, S.A., Suministro de Agua de Queretaro, S.A. de C.V., Aquos El Realito, S.A. de C.V., Constructora de Infraestructura de Aguas Potosí, S.A. de C.V., Constructora MT de Oaxaca, S. A. de C.V., Actica Sistemas, S. de R.L. de C.V., C7AI Servicios Industriales Especializados, S.A. de C.V., Infraestructura y Saneamiento de Atotonilco, S.A. de C.V. y Administracion y Servicios Atotonilco, S.A. de C.V., which are entities classified as jointly controlled under IAS 31 and have been accounted for using the proportionate consolidation method. Under IFRS 11, these entities will be classified as joint ventures and will be accounted for using the equity method, which will have an impact on the amounts reported in the consolidated financial statements as of December 31, 2012 and 2011, when presented for comparison purposes in the consolidated financial statements for 2013, in which the standard will be initially adopted.

The estimated effects of adoption of IFRS 11 on our consolidated financial statements for the years ended December 31, 2012 and 2011, considering the elimination of proportionate consolidation and presenting such investments under the equity method, are as follows:

	Year ended December 31,
	2012	2011
	(Millions of Mexican pesos)
Statement of income and other comprehensive income
Revenues	Ps. 37,406	Ps. 32,436
Operating income	3,047	2,874
Net income	1,707	1,790

Statement of financial position
Current assets	35,839	43,027
Non-current assets	63,362	47,333
Current liabilities	28,898	35,388
Non-current liabilities	49,641	34,147

Statement of cash flows
Cash and cash equivalents at the beginning of the year	8,858	2,923
Cash and cash equivalents at the end of the year	6,088	8,858

Other
Backlog	35,353	19,815

The business segment data is also expected to change upon adoption of IFRS 11.

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7, Financial Instruments: Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope. The application of the new standard may affect certain amounts reported in the financial statements and result in more extensive disclosures in the consolidated financial statements.

The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realization and settlement.”

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. The disclosures should be provided retrospectively for all comparative periods.

Our management anticipates that the application of these amendments to IAS 32 and IFRS 7 may result in more disclosures being made with regard to offsetting financial assets and financial liabilities in the future.

The amendments to IAS 19 change the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. The amendments require all actuarial gains and losses to be recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus. Furthermore, the interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a ‘net-interest’ amount, which is calculated by applying the discount rate to the net defined benefit liability or asset.

Based on management’s preliminary assessment, when we apply the amendments to IAS 19 for the first time on January 1, 2013, retained earnings would be reduced by Ps. 218 million, net of taxes, with the corresponding adjustments being recognized in the retirement benefit obligation and income tax liability. This net effect reflects a number of adjustments, including their income tax effects: a) full recognition of actuarial gains through other comprehensive income and decrease in the net pension deficit; b) immediate recognition of past service costs in profit or loss and an increase in the net pension obligation and c) reversal of the difference between the gain arising from the expected rate of return on pension plan assets and the discount rate through other comprehensive income.

B. LIQUIDITY AND CAPITAL RESOURCES

General

Our principal uses of funds in 2012 were:

•	Ps. 1,001 million for the Rio de los Remedios–Ecatepec highway;

•	Ps. 981 million for the Barranca Larga–Ventanilla highway;

•	Ps. 543 million for the Autovia Urbana Sur expressway; and

•	Ps. 370 million for the Rio Verde–Ciudad Valles highway.

Our principal sources of funds in 2012 were third party financing for our construction, concessions and housing development projects, proceeds from project execution, a bond offering in the international capital markets, operating cash flow and asset sales. In July 2012, we raised U.S.$ 350 million from an offering of 8.375% senior notes due 2017.

Our expected future sources of liquidity include cash flow from our Civil Construction, Industrial Construction, Concessions and Airport segments as well as from third party debt and equity for our construction and housing projects. We cannot assure you that we will be able to continue to generate liquidity from these sources. We expect our principal future commitments for capital expenditures to include capital requirements related to new and existing concessions. Each of the concessions we currently have under contract has long-term third party financing. Our policy and practice is to have indicative arrangements in place for third party financing at the time we participate in a bid for a concession. It is also our policy and practice to have arrangements in place for third party financing at the time we participate in a bid for a construction project, if the construction project requires financing. Construction projects that require third party financing include those without traditional public works payment procedures, where we receive an initial payment in advance and we invoice the client periodically after making expenditures for the project. Our traditional public works contracts, on the other hand, require spending simultaneously with or after payment of invoices by the public project owner, thereby typically not requiring capital expenditures in excess of available funding. Because of our third-party financing policies and the procedures of our public works contracts, we expect our capital requirements related to concessions to vary less than our discretionary capital spending in other areas such as in non-public works construction, which are more often sensitive to market conditions, although there can be no assurance that our capital requirements related to concessions will not vary.

As of December 31, 2012 we had net working capital (current assets less current liabilities) of Ps. 5,655 compared to Ps. 8,201 as of December 31, 2011 and Ps. 2,001 million as of December 31, 2010. The decrease in our total net working capital at December 31, 2012 from December 31, 2011 was primarily attributable to the use of cash for the construction of the SPC projects. The increase in our total net working capital at December 31, 2011 from December 31, 2010 was primarily attributable to the unused proceeds received from the financings related to the SPC projects.

Although from 2008 through 2010 we saw a trend toward lower net working capital balances in our Company, that trend was due in part to large payments made on a smaller volume of projects towards the end of 2007 than we currently have. From 2010 to 2012, we continued to experience the trend towards lower net working capital due in part to a larger portion of our concessions entering into their operating stage. During the construction phase of concession projects, we tend to experience higher working capital balances as a result of higher cash balances from the financing obtained for the concession project. During the operational phase of a concession, our cash balances may not be as high, as cash was utilized in the construction phase of the concession, and what remains is cash generated from the operation of the concession, as well as current payables related to the operations of concessions. We expect this trend to continue as more of our concessions move from the construction phase to the operational phase.

There can be no assurance, however, that the trend toward lower net working capital balances will not recur due to changes in the mix of projects under execution at any given time and their completion dates. Another trend toward our greater working capital needs is the growth of our Concessions segment, in which we have seen a trend toward greater investment requirements in infrastructure projects. When we perform construction under concessions, we generally must wait for an extended period—until after the concession has completed construction and begun operating—to recover the costs of construction. Additionally, our accounts receivables reflect a particular contracting scheme used in our Chicontepec II oil field and Package II of the Minatitlan refinery projects for Pemex where the contractor was paid only on major milestones, adding Ps. 927 million, Ps. 1,241 million and Ps. 1,672 million to our accounts receivable as of December 31, 2012, 2011 and

2010, respectively, and requiring us to provide significant advance funding. Finally, when constructing public works, we often experience a delay in payment of our invoices, particularly in the initial phases of a project. The impact of the turmoil in the global financial system, the recession in Mexico and the change in presidential administration in Mexico may result in delayed payment of monthly invoices for construction compared to what is historically typical. We believe that our working capital is sufficient to meet our requirements in connection with work we currently intend to carry out over both the short and long-term.

The decrease in 2012 in current liabilities was primarily due to the payment of bank debt related to the La Yesca project. The increase in 2011 in current liabilities was primarily due to the reclassification of the debt related to the La Yesca hydroelectric project to current liabilities and, to a lesser extent, the incurrence of bridge loan financing while we finalize long-term financing arrangements. Our liabilities have increased in line with increases in our volume of work and number of projects, which typically result in current liabilities to subcontractors and suppliers.

Our cash and cash equivalents (including restricted cash) were Ps. 8,413 million as of December 31, 2012, as compared to Ps. 10,900 million as of December 31, 2011 and Ps. 4,519 million as of December 31, 2010. At December 31, 2012, we had a current ratio (current assets over current liabilities) of 1.17, as compared to a current ratio of 1.21 at December 31, 2011. At December 31, 2011, we had a current ratio (current assets over current liabilities) of 1.21, as compared to a current ratio of 1.10 at December 31, 2010.

Cash and cash equivalents (including restricted cash) at year-end 2012 included:

•	Ps. 1,259 million, or 15% of our cash and cash equivalents, held by ICA-Fluor, which are unrestricted;

•

Ps. 2,617 million, or 31% of our cash and cash equivalents, held in reserves established to secure financings, including any related expenses, in connection with the Acapulco Tunnel, the Kantunil-Cancun toll road, the Rio Verde-Ciudad Valles, Nuevo Necaxa-Tihuatlan, the Mitla-Tehuantepec highway, the two SPC projects, the La Piedad bypass project and the Agua Prieta water treatment plant, all of which are restricted;

•	Ps. 1,248 million, or 15% of our cash and cash equivalents, held in our Airports segment, which is unrestricted;

•	Ps. 572 million, or 7% of our cash and cash equivalents, held by our Ingenieros Civiles Asociados subsidiary;

•	Ps. 843 million, or 10% of our cash and cash equivalents, held by the La Yesca hydroelectric project; and

•	Ps. 122 million, or 1% of our cash and cash equivalents, held by San Martin.

Certain uses of cash and cash equivalents by certain of our less than wholly-owned subsidiaries require the consent of the other shareholders or partners, as applicable, of such subsidiary or joint venture, which are the Fluor Corporation, in the case of ICA-Fluor; Soletanche Bachy France S.A.S., in the case of Rodio Kronsa; FCC Construccion, S.A., in the case of the Nuevo Necaxa-Tihuatlan highway and the Aqueduct II water supply project; LP Holding, S.A., in the case of Los Portales; Fomento de Construcciones y Contratas S.A. and Constructora Meco S.A. in the case of the Panama Canal (PAC-4) expansion project; and Aqualia Gestion Integral del Agua, S.A., Aqualia Infraestructuras, S.A. and Servicios de Agua Trident, S.A. de C.V., in the case of our concessionaire for the El Reality water supply system. Also, certain projects under construction in 2012 are managed jointly with Promotora del Desarrollo de America Latina, S.A. de C.V., such as the construction of the second level of Periferico Sur in Mexico City, or Autovia Urbana Sur, and the Mitla-Tehuantepec highway. In the case of these entities, the consent of our partners or other shareholders is only required with respect to the use of cash and cash equivalents outside of normal budgeted operations. The budget for normal operations is set by the board of directors of the relevant subsidiary, which are comprised of members appointed by both us and the other partners or shareholders, depending on the terms of the bylaws of the entity. While the cash held in these entities is not destined for a specific use or set aside as a compensating balance, the requirements for its use could limit our access to liquid resources or limit us from freely deciding when to use cash and cash equivalents outside of normal operations. Additionally, a portion of our cash and cash equivalents are held in reserves established to secure financings and thus form part of our restricted cash balances. The reserve requirements of such financings could also limit our access to liquid resources and limit our ability to decide when to use our cash and cash equivalents. See “Item 3. Key Information—Risk Factors—A substantial percentage of our cash and cash equivalents are held through less-than-wholly owned subsidiaries or joint ventures, or in reserves, that restrict our access to them.”

We generated a net Ps. 5,487 million in operating activities during 2012, as compared to using a net Ps. 10,155 million in operating activities during 2011. This increase can be attributed to the collection on the accounts receivables related to the La Yesca hydroelectric project. We used a net Ps. 10,155 million in operating activities during 2011, as compared to using a net Ps. 4,531 million in operating activities during 2010. The underlying drivers that led to changes in our operating cash flows in 2011 were (i) an increase in the number and volume of projects under execution, (ii) increased use of our cash reserves because of an increase in long-term accounts receivable owed by our clients (due to the payment structures of certain significant projects) and (iii) advance payments to suppliers.

Portions of our assets are pledged to a number of banks under credit arrangements, including: WestLB AG, Banco Santander (Mexico), S.A., Banco Inbursa, S.A. Institucion de Banca Multiple, Grupo Financiero Inbursa, BBVA Bancomer, BG Trust Inc., Bank of America Merrill Lynch, Value Casa de Bolsa, S.A. de C.V., Banco Mercantil del Norte, S.A., Grupo Financiero Banorte, Banco Nacional de Mexico, S.A., Integrante del Grupo Financiero Banamex, Banco Espiritu Santo de Investimento, Banco del Bajio, S.A., Banco Nacional de Obras y Servicios Publicos, S.N.C., Institucion de Banca de Desarrollo, Bancolombia, S.A., Morgan Stanley Bank, N.A., and Interamerican Credit Corporation. The assets we have pledged include collection rights under construction contracts, concessions, construction machinery and equipment, real property, dividend rights and shares of each of our financed concession projects. Notably among these, we have pledged our shares in the Autovia Urbana Sur highway concession, Autovia Necaxa-Tihuatlan, S.A. de C.V., or Auneti, our subsidiary that operates the Nuevo Necaxa-Tihuatlan highway, our 50% interest in Los Portales, S.A., a real estate subsidiary located in Peru, RCO, our Atotonilco water treatment project, our interest in the El Realito project, our interest in the Agua Prieta project, our shares of Viabilis Infraestructura S.A.P.I. de C.V., or Viabilis, the contractor for the Rio de los Remedios-Ecatepec toll highway project, as well as the collection rights of the Rio de Los Remedios project. In general, assets securing credit arrangements will remain pledged until the arrangement secured by these assets expire. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these banks and our ability to incur further debt (whether secured or unsecured) is limited. At December 31, 2012, we had unrestricted access to Ps. 5,654 million of our cash and cash equivalents, as compared to Ps. 4,845 million as of December 31, 2011 and Ps. 2,975 million at December 31, 2010. See Note 6 to our consolidated financial statements.

Our debt agreements contain standard covenants and events of default applicable to us, including cross-defaults that permit our lenders to accelerate debt. In addition, the indenture under which we issued U.S.$ 500 million and U.S. $ 350 million of notes at the holding company level in February 2011 and July 2012, respectively, contain various covenants and conditions that limit our ability to, among other things: incur or guarantee additional debts; create liens; enter into transactions with affiliates; and merge or consolidate with other companies. As a result of these covenants, we are limited in the manner in which we conduct our business and may be unable to engage in certain business activities. We believe we are currently in compliance with all our restrictive covenants. Additionally, we have increasingly been required to accept clauses which, if invoked, typically require a borrower to pay additional amounts under a loan agreement as may be necessary to compensate a lender for any increase in costs to such lender as a result of a change in law, regulation or directive. Certain of our subsidiaries, such as the Constructora de Proyectos Hidroelectricos, S.A. de C.V. consortium, or CPH, and unconsolidated affiliates have entered into debt and other agreements containing restrictive covenants that limit the ability of such subsidiaries and affiliates to pay us dividends. CPH’s financing for the La Yesca hydroelectric project contains various restrictive covenants typical in a project financing including, significantly, covenants limiting CPH’s access to additional cash other than what the project specifically requires until project completion and after final payment from the Mexican Federal Electricity Commission (Comision Federal de Electricidad) is received, as well as covenants limiting CPH’s ability to contract additional debt or guarantees. Our subsidiary Viabilis has contracted financing for the Rio de los Remedios-Ecatepec highway project that contains standard covenants and events of default applicable to Viabilis, significantly, reporting obligations, conduct of business, compliance with laws, limitations on merger and acquisition transactions, limits on contracting additional debt or guarantees, limits on modification of construction contracts without the consent of the lenders and a prohibition on derivative transactions. The Viabilis financing agreement does not include covenants or events of default related to financial ratios. Our unconsolidated affiliate RCO has financing with terms requiring a waterfall of payments that may restrict the cash available for distributions to shareholders until 2014. Restrictive covenants in our debt agreements restrict only the project contracting the financing agreement in which they are contained, and generally do not restrict our operating subsidiaries. See Note 22 to our consolidated financial statements and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” We are not currently, and are not reasonably likely to be, in breach of any of our material debt covenants, and we do not have any stated events of default or cross-defaults in our debt agreements that would allow our lenders to accelerate our debt if not cured within applicable grace periods.

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

We have also been required to demonstrate minimum capital in order to participate in bids for construction contracts and concessions. The minimum capital requirements are not uniform across clients, and can also vary for the same client depending on a project’s type and magnitude. For example, in two bids with the Ministry of Communications and Transportation, we were required to have minimum capital of Ps. 280 million and Ps. 900 million, respectively. The state government of Jalisco, Mexico required minimum capital of Ps. 386 million for the Agua Prieta project, while the Atotonilco project’s client, the National Water Commission, required Ps. 1,000 million. We believe we will continue to be required to demonstrate minimum capital in order to participate in certain bids for construction contracts and concessions.

Project Financing

We use a number of project financing structures to raise the capital necessary for our projects. We historically financed our construction operations primarily through advances from customers. Increasingly, we have been required to arrange construction-phase financing. This has typically been done through bank financing under limited—or non-recourse structures. Our ability to arrange financing for the construction of infrastructure facilities is dependent on many factors, including the availability of financing in the credit market.

In our Concessions segment, we typically provide a portion of the equity itself and our investment is returned over time once the project is completed. Concessions are an approach to financing public-sector projects through the private sector. In certain non-concession projects that are financed as part of Mexico’s public works financing program, payment of the contract price is deferred until the project is operational. Due to the nature of most infrastructure projects, which typically involve long-term operations, we do not recover our equity or debt contribution or receive payment under the contract until the construction phase is completed. Depending on the requirements of each specific infrastructure project, whether such project is a concession or not, we typically seek to form a consortium with entities that have expertise in different areas and that can assist us in obtaining financing from various sources. See “Item 3. Key Information – Business Overview – Infrastructure.” We anticipate that future revenues will depend significantly on our ability directly or indirectly to arrange financing for the construction of infrastructure projects.

In addition to providing equity capital to our project construction subsidiaries, we arrange third party financing in the form of loans and debt securities to finance the obligations of our projects. The revenues and receivables of the project are typically pledged to lenders and security holders to secure the indebtedness of the project. Recourse on the indebtedness is typically limited to the subsidiary engaged in the project.

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

Indebtedness

Our total debt to equity ratio was 2.5 to 1 at December 31, 2012 and 2.4 to 1.0 at December 31, 2011. The deterioration in the debt to equity ratio at December 31, 2012 from December 31, 2011 mainly reflected the incurrence of debt to finance the execution of projects including concessions under construction as well as our issuance of the 2017 Senior Notes. Our total debt to equity ratio was 2.4 to 1.0 at December 31, 2011 and 1.7 to 1.0 at December 31, 2010. The deterioration in the debt to equity ratio at December 31, 2011 from December 31, 2010 mainly reflected the incurrence of debt to finance the execution of projects, including concessions under construction and the La Yesca hydroelectric project, as well as our issuance of U.S.$ 500 million of 8.9% senior notes due 2021.

As of December 31, 2012, approximately 24% of our consolidated revenues and 33% of our indebtedness were denominated in foreign currencies, mainly U.S. dollars. Unless, as is our policy, we contract debt financing in the same currency as the source of its repayment, decreases in the value of the Mexican peso relative to the U.S. dollar may increase the cost in Mexican pesos of our debt service obligations with respect to our U.S. dollar denominated indebtedness and may also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased. We have entered into cash flow hedges, including with respect to foreign currency cash flow, and other trading derivative instruments for the terms of some of our credit facilities with the objective of reducing the uncertainties resulting from interest rate and exchange rate fluctuations. To date, the results of our derivative financial instruments have been mixed and have not substantially affected our cash flows. See “Item 3. Risk Factors—Risks Related to Mexico and Other Markets in Which We Operate—Appreciation or depreciation of the Mexican peso relative to the U.S. dollar, other currency fluctuations and foreign exchange controls could adversely affect our financial condition and results of operations” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Derivative Financial Instruments.” Several of our subsidiaries have lesser exposure to foreign currency risk because a higher percentage of their revenues are denominated in U.S. dollars.

Certain of our subsidiaries, such as CPH, and unconsolidated affiliates have entered into debt and other agreements containing restrictive covenants that limit the ability of such subsidiaries and affiliates to pay us dividends. These restrictive covenants generally do not restrict our operating subsidiaries such as Ingenieros Civiles Asociados. See Note 22 to our consolidated financial statements.

In 2012, our debt service obligations (principal and interest before commissions expenses) totaled Ps. 53,273 million for debt denominated in pesos and U.S. dollars, as compared to Ps. 50,622 million in 2011. As of December 31, 2012, our net debt (interest paying debt less cash and cash equivalents) was Ps. 44,861 million, as compared to Ps. 39,722 million as of December 31, 2011. Our net debt increased in 2012 due to an increase in our debt, particularly in our Concessions segment and Corporate and Other segment.

In 2011, our debt service obligations (which includes principal and interest before commissions and expenses) totaled Ps. 50,622 million for debt denominated in pesos and U.S. dollars, as compared to Ps. 32,345 million in 2010. As of December 31, 2011, our net debt (interest paying debt less cash and cash equivalents) was Ps. 39,722 million, as compared to Ps. 27,826 million as of December 31, 2010. Our net debt increased in 2011 due to an increase in our debt, particularly in our Concessions segment and Corporate and Other segment.

Empresas ICA

In February 2011, we issued U.S.$ 500 million of 8.9% senior unsecured notes due 2021, or the 2021 Notes. The notes are guaranteed on a senior unsecured basis by our subsidiaries Constructoras ICA, S.A. de C.V., or CICASA, Controladora de Empresas de Vivienda, or CONEVISA, and CONOISA. Approximately half of the net proceeds from the sale of the notes was used to repay a bridge loan among our subsidiary Aeroinvest, as borrower, us, as guarantor, and Bank of America, N.A., acting through its Cayman Branch, as lender. The balance of the proceeds from the notes was used for general corporate purposes, including equity contributions for new and existing projects. In July 2012, we issued U.S.$ 350 million of 8.375% senior unsecured notes due 2017, or the 2017 Notes. The new issuance was also guaranteed on a senior unsecured basis by our subsidiaries CICASA, CONOISA and CONEVISA. The net proceeds from the sale of the notes were used to prepay short—and long-term debt.

We have entered into cross currency swaps for interest payments on the 2021 Notes and 2017 Notes through 2017 and the first half of 2015, respectively.

La Yesca

CPH is a special purpose subsidiary created to construct the La Yesca hydroelectric project. The terms of the La Yesca contract require that we secure financing for the project costs and limit disbursements during the construction phase to 90% of the cash cost of any certified work performed. We and the other shareholder of CPH have agreed to guarantee certain obligations of CPH under the project contracts, including the financing documents, subject to certain limitations, in the event of an early termination of the public works contract for the project. CPH obtained financing for the construction phase of the La Yesca hydroelectric project in the first quarter of 2008 from WestLB AG, which also structured the financing for the El Cajon hydroelectric project. The financing consisted of a U.S.$ 910 million line of credit to be used to cover construction costs and a U.S.$ 140 million revolving line of credit to be used to finance monthly working capital requirements and to be repaid from the construction line of credit, both of which contain various restrictive covenants typical in a project financing including, significantly, covenants limiting CPH’s access to additional cash other than what the project specifically requires until project completion and after final payment from the Mexican Federal Electricity Commission (Comision Federal de Electricidad) is received, as well as covenants limiting CPH’s ability to contract additional debt or guarantees. The $ 910 million construction line of credit was syndicated and has a term that lasts the duration of the construction period, subject to certain permissible extensions if the La Yesca project completion date is delayed. The repayment of the construction line of credit occurred in two installments: (i) the first payment of U.S.$ 700 million was made on the date of provisional acceptance of the first turbine unit, and (ii) the second payment of U.S.$ 342 million was paid on December 20, 2012 upon delivery of the second turbine unit in 2012. The current project debt is a U.S.$ 140 million working capital line of credit, which has the same term as the construction line of credit. The working capital line of credit is expected to be repaid from the construction line of credit.

RCO

On August 6, 2007, the Ministry of Communications and Transportation awarded the first FARAC concession package to RCO, a consortium formed by two of our subsidiaries and GSIP in which we originally participated with 20% of the equity and GSIP originally held the remaining 80% of the equity. The FARAC concession consists of a 30-year concession to construct, operate, exploit, conserve, and maintain the 558-kilometer Maravatio—Zapotlanejo, Guadalajara—Zapotlanejo, Zapotlanejo—Lagos de Moreno, and Leon—Lagos—Aguascalientes toll roads in the states of Michoacan, Jalisco, Guanajuato and Aguascalientes, as well as extension or enlargement works as the Ministry of Communications and Transportation determines. RCO paid Ps. 44,051 million for the assets. The concessionaire obtained a Ps. 31,000 million long-term financing with Banco Santander Central Hispano, S.A. We have a minority interest in the concessionaire, accounting for it as a non-consolidated affiliate, and were required to contribute Ps. 3,118 million as equity capital. Our consortium partner GSIP and the long-term financing described above contributed the remaining investment amount paid to the Mexican federal government under the concession. The terms of the financing required, among other conditions: (i) the pledge of our and GSIP’s shares of the consortium in favor of the creditors and (ii) a waterfall of payments that may restrict the cash available for distributions to shareholders until 2014. Because the investment is accounted for under the equity method, the debt is not consolidated on our balance sheet.

In October 2009, RCO placed Ps. 6,550 million in equity-linked structured notes with Mexican institutional investors on the Mexican Stock Exchange. After the transaction (including our purchase of additional Series A shares in RCO at the same price per share as the Series B shares underlying the equity-linked structured notes), we owned 13.6% of RCO and GSIP owned 54.5%. The trust holding the Series B shares underlying the equity-linked structured notes owned the remaining 31.9% of RCO. RCO used the net proceeds of the capital increase together with the equity provided by the original shareholders primarily to pay down debt totaling Ps. 5,666 million of the long-term financing with Banco Santander. After paying this debt reduction, the outstanding balance on the long-term financing with Banco Santander was Ps. 27,291 million.

There are no parent company guarantees of these RCO financing arrangements.

In September 2011, we completed the sale of our Queretaro-Irapuato and Irapuato-La Piedad highway concessions to RCO in exchange for cash and an increased shareholding in RCO from 13.6% to 18.7%.

In September 2012, RCO placed Ps. 8,215 million in long term notes, Ps. 2,841 million of which matures in 2017 and Ps. 5,374 million (in UDI-denominated notes) of which matures in 2032. The net proceeds were used to refinance RCO indebtedness.

Aeroinvest

On December 22, 2010, our subsidiary Aeroinvest entered into a Ps. 2,275 million bridge loan with Bank of America, N.A. Cayman Branch, or Bank of America, to prepay Aeroinvest’s series 2007-1 Class A, Class B and Class C notes issued in 2007. In February 2011, we repaid this loan in its entirety with the funds obtained from our issuance of U.S.$ 500 million of 8.9% senior notes that month.

On November 30, 2012, Aeroinvest prepaid its U.S.$ 45 million credit with Bank of America, which was backed by a pledge of shares. On that same day, Aeroinvest entered into a credit agreement with Inbursa in the amount of Ps. 750 million, which was subsequently increased by Ps. 350 million for a total of Ps. 1,100 million, which matures November 2015. A total of 53,473,020 Series B shares of GACN held by Aeroinvest were pledged to the bank through a trust agreement. There are no additional guarantees or collateral. This loan also requires compliance with a leverage ratio of less than 3 and a GACN earnings before depreciation and amortization, or EBDA, to debt service ratio of no less than 3.0. As of December 31, 2012, we were in compliance with these requirements, with a leverage ratio of 2.18 and an EBDA to debt service ratio of 10.90. We have entered into an interest rate swap for the original Ps. 750 million under this loan for the term of the loan.

In 2012, Aeroinvest entered into a credit agreement with Banamex in the amount of Ps. 385 million due to mature in December 2014. Aeroinvest pledged 22,168,028 of its Series B shares in the GACN to the lender. There are no additional guarantees or collateral.

Grupo Aeroportuario del Centro Norte

On July 14, 2011, our indirect subsidiary GACN placed Ps. 1,300 million in 5-year peso-denominated notes (certificados bursatiles) with local investors in the Mexican market. The interest rate on the notes is the 28-day Mexican Interbank Equilibrium Rate, or TIIE, plus 70 basis points. GACN used the net proceeds of the offering to prepay Ps. 1,011.3 million in existing debt and commissions, with the balance of the net proceeds used to fund committed investments under GACN’s Master Development Program for its 13 airports, as well as to make strategic investments.

On March 26, 2013, GACN placed an aggregate principal amount of Ps. 1,500 million of its 6.47% 10-year peso-denominated notes (certificados bursátiles) in the Mexican market. On March 22, 2013, GACN issued 28-day commercial paper in the amount of Ps. 100 million. The net proceeds from the issuance of the commercial paper will be used for working capital and general corporate purposes. GACN expects to renew the commercial paper at each maturity.

SPC Projects

In September 2011, two of our special purpose subsidiaries placed Ps. 7,100 million in bonds in two tranches—one Mexican peso tranche in the amount of Ps. 5,323 million at a fixed annual rate of 10.1% and one UDI tranche in the amount of Ps. 1,777 million with a real annual rate of 5.65%—in the Mexican market with a term of 20.8 years to finance two social infrastructure projects consisting of the construction of, and provision of non-penitentiary services to, two federal penitentiaries. Our obligations under these debt securities are secured by a pledge of the collection rights under the SPC contracts. We expect to begin making quarterly principal and interest payments on the bonds in 2013 according to their amortization schedule. In 2012, we reopened the bonds and issued Ps. 160 million in the Mexican market under substantially similar terms as the Mexican peso tranche. In the same year we also issued a series of subordinated notes for Ps. 1,699 million (in UDI-denominated notes) in the Mexican market at a real annual rate of 8%. As of December 31, 2012, the outstanding balance of these 2012 issuances was Ps. 1,887 million.

ViveICA Credit Lines

On September 4, 2007, our housing subsidiary ViveICA entered into an uncommitted revolving debt facility funded by Deutsche Bank for the peso equivalent of U.S.$ 50 million to finance projects in several cities. The facility was denominated in pesos and had a maturity of six years, with a four-year revolving period during which ViveICA was permitted to draw on the funds. Because the facility was uncommitted, we did not pay a commitment fee to Deutsche Bank and Deutsche Bank had discretion to cease advancing funds under the agreement.

We used this facility to finance projects before project authorization documents were obtained and to recover the appraised value of the project land upon delivery of definitive project authorization, thus increasing the turnover and liquidity of projects. This facility was paid in full during the first quarter of 2012.

On August 20, 2009, ViveICA entered into facility funded by IXE Banco for Ps. 350 million. The facility is denominated in pesos and had a maturity of 2 years with interest at the 28-day TIIE plus 3.5%. ViveICA has received funds from the facility of Ps. 350 million, which it used to repay short-term commercial paper. We make monthly payments on the loan, which was expected to be fully paid upon expiration of its term on August 16, 2011. However, we executed an agreement to reschedule the payments under this facility beginning in June 2010 to extend the repayment term for 36 months thereafter. We extended the repayment term in order to provide increased working capital for ViveICA. Under this agreement, ViveICA and Ingenieros Civiles Asociados, S.A. de C.V. have agreed not reduce our equity in ViveICA by more than 10% for the term of the loan. Ingenieros Civiles Asociados has provided a guarantee under the terms of this facility. As of December 31, 2012, we had approximately Ps. 33 million outstanding under this facility.

On March 22, 2011, ViveICA entered into a Ps. 500 million 3-year term facility with Banorte, with an interest at the 28-day TIIE, plus a 4% spread. This facility has a parent company guarantee from EMICA. As of December 31, 2012, we had Ps. 244,392 million outstanding under this facility.

Nuevo Necaxa–Tihuatlan

On June 2, 2008, our subsidiary Auneti, which operates the Nuevo Necaxa—Tihuatlan toll highway concession, entered into a guaranteed multi-tranche loan for the long-term financing of the construction of the Nuevo Necaxa—Avila Camacho segment of the Nuevo Necaxa—Tihuatlan highway in the amount of Ps. 6,061 million. The loan agreement consists of two tranches: (1) Tranche A provides a Ps. 5,510 million loan for a nine-year term to be used for the acquisition of the concession and its construction, and (2) Tranche B provides a Ps. 551 million support facility at the completion of construction, for a nine-year term, to be used for the payment of interest on Tranche A. Both tranches of the loan are without recourse to Auneti’s shareholders and were provided by Banco Santander, HSBC Securities (USA) Inc. and Dexia S.A. There is no parent company guarantee under this loan. We have entered into an interest rate swap in connection with this facility.

Atotonilco

On August 16, 2010, we entered into an 18-year term loan agreement with Banobras development bank for Ps. 4,790 million. This facility has an interest rate at the 28-day TIIE plus 2.75% to 3.5%, depending on the year in which the funds are effectively disbursed. The collateral for this loan includes a pledge on our shares of the project concessionaire. We have an interest rate swap in connection with this facility.

Acapulco Tunnel (TUCA)

On June 30, 2005, a trust organized by our subsidiary Tuneles Concesionados de Acapulco, S.A. de C.V., or TUCA, issued and sold Ps. 800 million (nominal value) in notes (certificados bursatiles) due 2022, which were listed on the Mexican Stock Exchange. These 2005 notes accrued interest at TIIE plus 2.95%. The 2005 notes were recourse solely to the trust, which has been assigned the Acapulco Tunnel’s tolls and toll collection rights. After repaying all outstanding debt of TUCA, Ps. 66 million (nominal value) to Banco Nacional de Obras y Servicios Publicos, S.N.C. and Ps. 206 million (nominal value) of TUCA’s ordinary participation certificates, we received approximately Ps. 460 million (nominal value) from the sale of these notes, which was used for general corporate purposes.

In 2008, TUCA used the proceeds of its new notes offering to repay the 2005 notes. TUCA issued the new notes in the amount of Ps. 1,250 million, with a term of up to 26 years. The new notes accrue interest at the rate of TIIE plus up to 2.95% and are non-recourse.

There are no parent company guarantees of these Acapulco Tunnel financing arrangements. We have entered into interest rate option in connection with this project.

Rio Verde–Ciudad Valles Highway

On September 19, 2008, our subsidiary ICA San Luis, S.A. de C.V., which operates the Rio Verde–Ciudad Valles highway concession entered into a long-term financing for the construction of a 113.2-kilometer highway in the state of San Luis Potosi, in the amount of Ps. 2,550 million. The loan was structured by Banco Santander and has a term of 17 years. There is no parent company guarantee of this Rio Verde–Ciudad Valles highway financing arrangement. We have entered into an interest rate swap in connection with this facility.

The Kantunil-Cancun Highway (Mayab Consortium)

In 2008, as a consequence of our acquisition of the Mayab Consortium, which holds the concession for the Kantunil-Cancun highway, we assumed the Mayab Consortium’s long-term debt securities, which as of December 31, 2011 were equivalent to Ps. 2,446 million. The debt is denominated in Unidades de Inversion, or UDIs, which are Mexican peso currency equivalent units of account that are indexed to Mexican inflation on a daily basis (as measured by the change in the Mexican National Consumer Price Index). As of December 31, 2012, one UDI was equal to approximately Ps. 4.8746. The long-term debt matures in 2019 and 2020, and is expected to be repaid from toll revenues generated by the concession. We consolidate the investment in our consolidated financial statements. There is no parent company guarantee of this Kantunil-Cancun highway financing arrangement. In August 2011, we signed an amendment to our concession agreement with the Ministry of Communications and Transportation to construct an extension of the tollroad. The amendment includes the construction, operation, conservation and maintenance of a 54-kilometer expansion of the Kantunil-Cancun highway to Playa del Carmen and extends the term of the concession to 2050. The expansion of the highway will require an estimated investment of approximately Ps. 1,900 million.

In 2012, the Mayab Consortium placed Ps. 4,500 million in notes (certificados bursátiles) with a maturity of 22 years in the Mexican market in two trenches. The first tranche was in the amount of Ps. 1,195 million with a fixed interest rate of 9.67%, and the second tranche was denominated in UDIs in an amount equivalent to Ps. 3,305 million at a fixed interest rate of 5.80%. At December 31, 2012, the UDI-denominated notes were equivalent to Ps. 3,342 million. Interest on these notes is paid semi-annually. We used approximately Ps. 2,339 million of the net proceeds from the issuance of these notes to prepay the earlier notes assumed in 2008. We expect to apply Ps. 1,909 million to the construction of the 54-kilometer expansion of the Kantunil-Cancun highway. The notes are to be repaid with the proceeds from the operation of the project.

In October 2012, with the proceeds from the offering of the new notes we prepaid the entirety of the Mayab Consortium’s long-term debt securities at a premium of Ps. 161 million. See Note 33 to our financial statements.

Rio de los Remedios-Ecatepec

In February 2010, our subsidiary ANESA (then known as Viabilis) entered into a long-term financing agreement for the Rio de los Remedios-Ecatepec highway project with Banobras development bank. The Ps. 3,000 million line of credit was applied to Phase 1 of the highway project. On April 15, 2010, ANESA made its first draw under this line of credit in the amount of Ps. 1,136 million. As of December 31, 2012, we have Ps. 3,000 million outstanding under this line of credit. This credit facility matures in 2037 and has a fixed interest rate of 7.8% plus applicable margin, which varies between 295 and 370 basis points over the term of the loan. Repayment of the loan is expected to occur over the final 14 years of its term; 70% of the loan will be subject to a fixed payment calendar while 30% is payable only to the extent cash is available from the highway project after the fixed-calendar payments are made. The financing agreement includes standard covenants and events of default applicable to ANESA, significantly, reporting obligations, conduct of business, compliance with laws, limitations on merger and acquisition transactions, limits on contracting additional debt or guarantees, limits on modification of construction contracts without the consent of the lenders and a prohibition on derivative transactions. The financing agreement does not include covenants or events of default related to financial ratios. We are in compliance with the terms of this contract.

The financing package with Banobras for the ANESA credit facility includes a joint and several guarantee of ANESA’s performance by Ingenieros Civiles Asociados, S.A. de C.V., our construction subsidiary, as well as a payment guarantee by our subsidiary CICASA, until operations of various phases of the highway begin. Additionally, our shares of ANESA are pledged to Banobras as collateral.

El Realito

In March 2011, our subsidiary Aquos el Realito S.A. de C.V. entered into a 18-year term financing agreement for the construction of the El Realito Aqueduct project, to which it holds a long-term service agreement, in an amount up to Ps. 1,319 million. As of December 31, 2012, our portion of the outstanding debt for the project was Ps. 399 million. This credit arrangement also contains certain financial ratios which will be required to be met beginning upon operation of the project. The debt service coverage ratio less than 1.2 but greater than 1.18 will require us to increase our debt service reserve account. As of December 31, 2012, we have not yet measured our compliance, given that the project is still under construction. We have entered into an interest rate swap in connection with this agreement and our effective rate is 7.81%.

Agua Prieta

In March 2011, our subsidiary Renova Atlatec S.A. de C.V., or Renova Atlatec, the holder of the long-term service agreement with the Jalisco State Water Comission (CEA) for the construction and operation of the Agua Prieta Waste Water Treatment Plant, entered into a 16-year term financing agreement for the construction of this project in the amount of Ps. 1,175 million. As of December 31, 2012, our portion of the outstanding debt for this project was Ps. 788 million. This loan is guaranteed by the shares of CONOISA in Renova Atlatec. The agreement also provides that the debtor must maintain a debt service coverage ratio of at least 1.02 to 1 during the operation phase. As of December 31, 2012, we have not yet measured our compliance, given that the project is still under construction. We have entered into an interest rate swap in connection with this agreement with our effective rate being 8.17%.

Autovia Urbana Sur

In May 2011, our affiliate Concesionaria Vial San Jeronimo-Muyuguarda, S.A., which holds the concession for the second level of a section of the Periferico Sur expressway in Mexico City, entered into a long term financing agreement for the project’s construction in the amount of Ps. 2,957 million. The loan has a term of 10 years and is secured by a pledge over our shares in the concessionaire. We have also entered into an interest rate swap in connection with this agreement.

Mitla-Tehuantepec

In September 2012, Autovía Mitla Tehuantepec entered into a Ps. 6,320 million facility for the expansion and modernization of the Mitla-Tehuantepec highway. This facility has an interest rate at the 91-day TIIE plus 2.95%. The source of repayment for this facility is the revenue generated from the toll fees paid by users of the highway. The facility also includes a debt service coverage ratio requirement of not less than 1.2 which will be required to be met beginning upon operation of the project. As of December 31, 2012, we have not yet measured our compliance, given that the project is still under construction.

Barranca Larga—Ventanilla

During 2012, our newly acquired subsidiary Desarolladora de Infraestructura Puerto Escondido, S.A. de C.V., or DIPESA, entered into a facility in the amount of Ps. 1,368 million, which matures in November 2032. This facility bears interest at the 28-day TIIE plus 3%. All of our shares in DIPESA are pledged under this facility.

Other Debt

As of December 31, 2012 we had no other material outstanding long-term debt.

    Derivative Financial Instruments

We enter into derivative financial instruments to reduce uncertainty on the return of our projects. From an accounting perspective our derivative financial instruments can be classified as for hedging or for trading purposes. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates—Derivative Financial Instruments.” The decision to enter into a derivative financial instrument is linked, in most cases, to the financing for a project, because the uncertainties we seek to reduce result from fluctuations in interest rates and exchange rates relevant to the project’s financing. Our derivative financial instruments as of December 31, 2012 and 2011 are composed of instruments that hedge interest rate and exchange rate fluctuations.

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

We may enter into exchange rate hedges to reduce the foreign currency exchange rate risk where the currency used in the financing (and corresponding repayment) of the project is different from the currency in which we expect the project to incur labor, supply or other costs. In 2012, 2011 and 2010, we entered into foreign exchanges hedges in connection with AHMSA Phase II steel mill and plate line expansion in our Industrial Construction segment.

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

La Yesca Derivatives

During 2008, we entered into foreign currency exchange options related to the La Yesca hydroelectric project to hedge our foreign exchange risk, because the financing and sources of payment (revenues) related to this project are in U.S. dollars while the majority of its project costs are in Mexican pesos. These options establish exchange rate levels that we expect will permit the U.S. dollars obtained from the La Yesca financing to cover the project’s costs and expenses in Mexican pesos. The four options we entered into established together an average exchange rate of Ps. 11.33 per U.S. dollar, for the period from July 2008 to July 2010 for three of the options and to April 2011 for the fourth option. The notional amount fluctuated from U.S.$ 194.5 million to U.S.$ 499.3 million, based on the spot exchange rate compared to the exchange rate set forth in the derivative contract. We analyzed the effectiveness of these instruments with the assistance of external evaluators. The analysis concluded that the amount of the derivative covered the peso-denominated costs of the project, and any reduction in the market value of the instrument was expected to be offset by exchange gains on the value of the construction contract.

Nonetheless, due to changes in the La Yesca construction schedule and the increasing volatility of Mexican peso-U.S. dollar exchange rate fluctuations, on April 20, 2009, we and the provider of the La Yesca foreign currency exchange options restructured the options to (i) stabilize the notional amount so that it remains unchanged regardless of the difference between the spot exchange rate and the exchange rate set forth in the derivative contract, (ii) reduce the notional amount to Ps. 2,083 million (approximately U.S.$ 183.5 million), corresponding to weekly transactions averaging Ps. 16 million (approximately U.S.$ 1.4 million), to better fit the La Yesca hydroelectric project’s peso obligations, and (iii) reschedule the weekly settling of notional amounts to match the revised construction schedule and disbursement program. The options as restructured were effective for the period from April 24, 2009 through March 2, 2012. This option was again restructured in August 2011 to better reflect the conditions of the project, including reducing the notional amount.

The cost of the 2009 renegotiation of the La Yesca options was U.S.$ 33 million, for which the provider required a letter of credit from Compañia Hidroelectrica La Yesca, or COHYSA, as a credit support document. The letter of credit accrued interest at the London Interbank Offered Rate, or LIBOR, plus 450 basis points. The cost of renegotiation, including interest, becomes due upon completion of the La Yesca hydroelectric project. On September 15, 2010, we entered into a U.S.$ 16 million credit agreement to replace the expiring letter of credit. The cost of the 2011 restructuring was U.S.$ 2.9 million.

During 2007, we entered into two derivative contracts that established a maximum interest rate of 5.5% (an interest rate cap). During 2008, we entered into a combination of a purchase of a cap option and a sale of a floor option (which established a minimum interest rate on the financing) on certain of our credit agreements related to the La Yesca project; this transaction was designated as a cash flow hedge. At December 31, 2012, these contracts expired.

In September 2012, we entered into a derivative contract that establishes a maximum interest rate of 1.0% to reflect the low risk profile of the project.

RCO Derivative

RCO’s long-term financing has a floating interest rate. In order to hedge for fluctuations of the floating rate, RCO entered into six interest rate swaps; four that swapped the floating rate for a fixed interest rate and two that swapped the floating rate to a “real” (inflation-adjusted) interest rate. The real interest rate swaps are designed to hedge increases in the costs of RCO’s operating and capital expenditures because of inflation. Given that we recognize RCO as an equity method investment, the aggregate fair value to us of the six derivatives on December 31, 2012 was a loss of Ps. 55 million, as compared to a loss of Ps. 357 million on December 31, 2011, representing our share of the total value of the derivative. The cash flows derived from the four fixed interest rate swaps are paid or received on a monthly basis, while the cash flows derived from the two real rate swaps are paid on an annual basis. This derivative is classified as a hedging instrument.

In September 2012, RCO issued Ps. 8.215 billion in aggregate principal amount of long-term bonds, Ps. 2.841 billion in aggregate principal amount of bonds with a 15-year maturity and Ps. 5.394 billion in aggregate principal amount (denominated in UDIs) of bonds with a 20-year maturity. These bonds refinanced a portion of RCO’s long-term financing and reduced the notional amount of the two real interest rate swaps from Ps. 11,365 million to Ps. 8,400 million and the notional amount of the four fixed interest rate swaps from Ps. 15,070 million to Ps. 14,279 million.

Other Derivatives

In August 2006, we entered into a derivative financial instrument known as a “European style option,” which limited the interest rate on a notional amount of Ps. 580 million of our debt securities. In August 2010, we renewed this financial instrument and changed the notional amount to Ps. 490 million. After the sale of our CONIPSA subsidiary to our affiliate RCO in the third quarter of 2011, we no longer consolidate the entity that holds this derivative. Until the time of the sale, this option was classified as a hedge for accounting purposes.

Between November and December 2011, we entered into a series of foreign exchange forwards with varying maturities in order to mitigate foreign exchange exposure on the AHMSA Phase II steel mill and plate line expansion. These instruments have a fair value as of December 2012 of Ps. 22 million. These instruments are classified as hedging contracts for accounting purposes.

In the second half of 2010, we entered into cross-currency swap transactions in order to mitigate our interest and exchange rate exposure in the Eastern Discharge Tunnel project to hedge prices of the tunnel boring machines used in this project. As of December 31, 2012, the fair value of these instruments is Ps. 19 million. These instruments are classified as hedging contracts for accounting purposes.

In February 2011, we entered into four coupon-only swaps to hedge our foreign currency interest payment exposure related to our U.S.$ 500 million senior unsecured notes. For more information on our senior unsecured notes, see “Item 5. Liquidity and Capital Resources—Indebtedness—Empresas ICA.” The fair value as of December 31, 2012 of these swaps is Ps. 89 million. These instruments are classified as hedging contracts for accounting purposes.

During 2011 we entered into a series of interest rate swaps (exchanging variable or floating rates for fixed rates) in our Concessions segment in connection with the following projects: the Atotonilco water treatment plant with a notional amount of Ps. 4,310 million; the Autovia Urbana Sur project with a Ps. 2,957 million notional amount; the Agua Prieta water treatment plant with a notional amount of Ps. 940 million; and the El Realito water treatment plant with a notional amount of Ps. 989 million.

In August 2012, we entered into three coupon-only swaps to hedge our foreign currency interest payment exposure related to our U.S.$ 350 million senior unsecured notes. The fair value as of December 31, 2012 of these swaps is Ps. 22 million. These instruments are classified as hedging contracts for accounting purposes.

During 2012 we entered into a series of cross currency swaps in connection with certain indebtedness incurred by CICASA, our Civil and Industrial Construction subholding company, Aeroinvest, our GACN subholding company, and EMICA, our parent holding company, with combined notional amounts of U.S.$ 139 million and Ps. 712 million. Our project company Autovia Mitla-Tehuantepec, S.A. de C.V., the concessionaire for the Mitla-Tehuantepec highway project, also entered into an interest rate swap in the notional amount of Ps. 7,900 million. See Note 21c to our consolidated financial statements.

For our Mayab Consortium bridge loan related to the acquisition of the land for the expansion of the concession, we entered into a foreign exchange forward with a strike price of U.S.$ 14.25 per Mexican peso, which as of December 31, 2012 had a notional amount of U.S.$ 45 million.

In 2012, EMICA also entered into a forward contract settled in cash on 22,280,100 of its shares, from May 22 to August 21, 2013 in non-consecutive periods, for a weighted average strike price of Ps.24.99 per share and equivalent to an amount of Ps.556.8 million, with maturity in one year. If the instrument is exercised, the effect will be accounted for in the reserve for the acquisition of shares. If the instrument is not exercised, the fair value of the forward will be recognized in valuation of financial instruments in interest expense in the consolidated statement of income and other comprehensive income.

Also, in December 2012, CICASA entered into a cross currency swap in order to mitigate the fluctuations in exchange rates and interest rates related to a dollar-denominated, variable rate bridge loan. The fixed exchange rate is Ps.12.87 per U.S. dollar with a fixed rate of 7.99%. The primary position related to this instrument is dollar-denominated debt bearing interest at LIBOR. As a part of the same transaction, EMICA entered into a derivative financial instrument, which gives an affiliate of the lender the right to purchase 11.9 million shares of EMICA at a fixed price. This instrument was classified as a trading instrument.

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

In recent years, our liquidity has also been adversely affected by the length of our average collection period for accounts receivable. Our average collection period for accounts receivable considered net of value-added tax was 212 days as of December 31, 2012, which is a 5% decrease from 223 days as of December 31, 2011, primarily as a result of the La Yesca hydroelectric project, for which we have already begun to collect payments.

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

        E. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity.

As of December 31, 2012, the scheduled maturities of our contractual obligations were as follows:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(Millions of Mexican pesos)
Long-term debt obligations	Ps. 42,024	Ps. 1,183	Ps. 3,236	Ps. 7,510	Ps. 30,090
Notes payable	9,742	—	—	—	—
Fixed interest(1)	26,374	2,467	4,892	4,557	14,458
Variable interest(2)	7,423	865	1,712	1,435	3,411
Operating and financial leases obligations	2,484	1,189	140	1,449	96
Master development programs(3)	2,152	992	1,160	—	—
Purchase obligations	135	44	91	—	—
Seniority premiums	670,880	—	80,900	53,933	536,048

Total	Ps. 761,214	Ps. 6,740	Ps. 92,131	Ps. 68,884	Ps. 584,103

(1)	Fixed interest rates range from 3.78% to 10.10%.
(2)	Variable interest rate was estimated using the following ranges: 0.96% (LIBOR plus spread) to 7.31% (LIBOR plus spread); and 4.84% (TIIE plus spread) to 11.30% (TIIE plus spread). When calculating variable interest rates, we used LIBOR and TIIE as of December 31, 2012.
(3)	In 2015, the fifth year of our current master development program, we expect to conduct a negotiation with the Ministry of Communications and Transportation to determine the new master development program’s commitments for the subsequent five years.

As of December 31, 2012, the scheduled maturities of other commercial commitments were as follows:

Amount of Commitment Expiration per Period
Contractual Obligations	Total Amounts Committed	Less Than 1 Year	1-3 Years	4-5 Years	Over 5 Years
(Millions of Mexican pesos)
Standby letters of credit	Ps. 7,844	Ps. 6,111	Ps. 1,733	Ps. 0	Ps. 0
Guarantees(1)	23,019	5,584	17,549	42	—

Total commercial commitments	Ps. 31,019	Ps. 11,695	Ps. 19,282	Ps. 42	Ps. 0

(1)	Consist principally of bonds delivered to guarantee bids, advance payments and performance.

Item 6.	Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

Management of our business is vested in our Board of Directors. Our bylaws provide that the Board of Directors will consist of the number of directors elected by our shareholders at the annual ordinary general meeting. In September 2006, our bylaws were amended to comply with the Mexican Securities Market Law in effect since June 2006. See “Item 6. Directors Senior Management and Employees—Board Practices.” Our current Board of Directors was elected on April 16, 2013 in three classes, with terms designed to provide a transition to the staggered term arrangement provided by the bylaws. The President of the Board of Directors must be a Mexican national. The Board of Directors currently consists of 12 members. As of April 18, 2012, seven of our directors are independent directors within the meaning of the Mexican Securities Market Law. The directors are as follows:

Name	Position	Years as Director	Age
Bernardo Quintana I.(2)	Chairman	35	71
Jose Luis Guerrero Alvarez(3)	Director	23	69
Diego Quintana Kawage(1)	Director	6	42
Alonso Quintana Kawage(2)	Director	5	39
Fernando Flores y Perez(1)(4)(5)	Director	5	67
Elsa Beatriz Garcia Bojorges(2)(4)(5)(6)	Director	4	47
Salvador Alva Gomez(3)(4)(5)	Director	3	62
Margarita Hugues Velez(2)(4)(5)	Director	3	47
Carlos Fernandez Gonzalez(3)(4)(5)	Director	0	47
Ricardo Gutierrez Munoz(1)(4)(5)	Director	0	70
Carlos Guzman Bofill(1)(4)(5)	Director	0	63
Eduardo Revilla Martinez(3)	Director	0	51

(1)	Director whose term expires on April 30, 2014.
(2)	Director whose term expires on April 30, 2015.
(3)	Director whose term expires on April 30, 2016.
(4)	Independent directors within the meaning of the Mexican Securities Market Law.
(5)	Independent directors within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.
(6)	Audit committee financial expert, within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002.

Listed below are the names, responsibilities and prior business of our directors and senior management:

Bernardo Quintana Isaac has been a member of our Board of Directors since 1978. Mr. Quintana was appointed Chairman of our Board of Directors in 1994. He also acted as our CEO from December 1994 through 2006. Mr. Quintana currently sits on the board of directors of Cementos Mexicanos and of Banamex. He is a member of the Mexican Council of Businessmen and is active in various philanthropic organizations in the Mexican community including the ICA Foundation and the Letras Mexicanas Foundation. He was previously Chairman for the Mexican Energy Conservation Trust, or FIDE, until 2012 and also was the Chairman of the Board of Trustees of the National University of Mexico, or UNAM, until 2009. He also sits on the Board of the National College for Professional Technical Education, or CONALEP. In the United States, he is a member of the Board of Trustees of the Culver Educational Foundation in Indiana and the Board of Visitors of the Anderson School of Management at the University of California at Los Angeles, or UCLA. Mr. Quintana holds a degree in civil engineering from the UNAM and an MBA from UCLA. He has been distinguished by France’s National Order of the Legion of Honor (Legion d’honneur), the highest decoration from the Republic of France. Likewise, in 2007, in recognition of his career in business, the Mexico-U.S. Chamber of Commerce in Washington, D.C. awarded Mr. Quintana the “Good Neighbor Award,” a recognition given to both public and private sector leaders. In 2009, he was honored as a Commander in the Order of Leopold II from the Government of Belgium. In 2011, Mr. Quintana awarded the National Engineering Price from the Mexican Association of Engineers and Architects. In 2012, he received the degree of Doctor Honoris Causa in Civil Engineering from Indiana Institute of Technology. He is the father of Mr. Alonso Quintana, Mr. Diego Quintana and Mr. Rodrigo Quintana.

Dr. Jose Luis Guerrero Alvarez has been a member of our Board of Directors since 1990, and was our Chief Executive Officer and Executive Vice President from January 2007 to June 2012. Dr. Guerrero was previously our Chief Financial Officer and Executive Vice President. Between 1972 and 1979, he held positions as Planning Director of Combinado Industrial Sahagun, Technical Director at Roca Fosforica Mexicana, and Technical Planning and Development Submanager

at the Lazaro Cardenas Las Truchas steel plant. He also worked at Wichman Wimet, Conventry (United Kingdom), Fabricas Automex and Industria del Hierro. Dr. Guerrero holds an degree in mechanical and electrical engineering from the Universidad Nacional Autonoma de Mexico, or UNAM, a diploma D’Ingenieur from the Institut Superieur des Materiaux et de la Construction Mechanique of Paris, France, an M.S. and a Ph.D. in Engineering from the University of Illinois at Urbana-Champaign, and has attended various executive courses at Harvard University, Stanford University, the University of Pennsylvania, the Instituto Tecnologico Autonomo de Mexico, or ITAM, and the Instituto Panamericano de Alta Direccion de Empresa, or IPADE. Dr. Guerrero has been a professor in Materials Science in the Engineering School of UNAM and a professor of Finance at IPADE. In addition to being a member of our Board of Directors, Dr. Guerrero is also the Chairman of the Board of GACN, an independent member of the Board of Directors of the Mexican Stock Exchange, as well as the Chairman of its Supervisory Committee, and a member of the board of directors of Enova Endevour. He is also a former member of the board of directors of Banco Nacional de Mexico.

Alonso Quintana Kawage is Chief Executive Officer, head of the Executive Committee and a member of our Board of Directors. On March 26, 2012, our Board of Directors appointed Mr. Quintana as our new Chief Executive Officer, effective July 1, 2012. From January 2007 through June 2011, he was ICA’s Chief Financial Officer, where he led the efforts to secure the financing for the most rapid growth in ICA’s history, including landmark projects such as the La Yesca hydroelectric project, the FARAC I tollroads, and the Nuevo Necaxa – Tihuatlan highway. In addition, he led two international equity offerings in 2007 and 2009 that raised over U.S.$ 750 million in the international and domestic markets, and an international bond offering that raised U.S.$ 500 million in 2011. Mr. Quintana originally joined ICA in 1994, and has also served in ICA’s Industrial Construction and Civil Construction segments, as well as our infrastructure (Airports and Concessions) segments. He is also a director of GACN, our publicly-listed airport subsidiary. Mr. Quintana is a civil engineering graduate of the Universidad Iberoamericana, and has an M.B.A from the Kellogg School of Management of Northwestern University.

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

Fernando Flores y Perez has been a member of our Board of Directors since 2008. Mr. Flores is presently founding partner of EFE Consultores, S.C. Mr. Flores also worked for the administration of President Vicente Fox until December 2006 as General Director and Chairman of the board of the Mexican Institute of Social Security (Instituto Mexicano del Seguro Social). He also was Undersecretary of the Ministry of Labor, Safety and Preventative Social Planning. He was CEO for Aerovias de Mexico and CEO and Chairman of Compañia Mexicana de Aviacion (MEXICANA). He was President of the National Chamber of Air Transportation (Camara Nacional del Aerotransporte). Previously he held executive positions in MEXICANA, the Mexican Institute of Social Security, Grupo Industrial DINA, and Combinado Industrial Sahagun. Mr. Flores holds a law degree from the Universidad Iberoamericana and studied business administration at the same university.

Elsa Beatriz Garcia Bojorges has been a member of our Board of Directors since 2009. She is a Researcher and Board Member of the Mexican Financial Reporting Standards Board (Consejo Mexicano de Normas de Informacion Financiera, A.C.), or CINIF, which is the accounting standard setting body in Mexico. She is the president of our Audit Committee, as well as the president of the audit committee, and a member of the corporate governance practices committee, of RCO. In 2010, 2011 and 2012, she participated on behalf of Mexico in the Intergovernmental Working Group of Experts on International Standards of Accounting and Reporting hosted by the United Nations Conference on Trade and Development. Previously, she worked as an independent financial consultant. Previously, she was a partner in the accounting firm Bouzas, Reguera, Gonzalez y Asociados, S.C. She is a lecturer at several universities, accounting associations and companies in Mexico and is a columnist for the Public Accountancy Journal. She holds an accounting degree with honors from UNAM, as well a diploma in financial engineering. She has been certified by the Mexican Institute of Public Accountants, or IMCP, since 1999. In 2012, she received from the IMCP her certification as an accounting specialist.

Salvador Alva Gomez has been a member of our Board of Directors since April 2010. Mr. Alva holds a chemical engineering degree from UNAM and an MBA. from the Universidad de las Americas, or UDLA, in Puebla, Mexico. Over his 24 years at PepsiCo, he was a member of its Executive Committee and was its President for Latin America. Currently he is President of Tecnologico de Monterrey System. He currently sits on the boards of Endeavor and Tecnologico de Monterrey.

Margarita Hugues Velez has been a member of our Board of Directors since April 2010. Ms. Velez holds a law degree from the Universidad Panamericana in Mexico City. She is the Vice President of Legal and Corporate Affairs and Secretary to the board of directors of Grupo Modelo, S.A.B. de C.V., or Grupo Modelo, the leading beer manufacturer in Mexico and the seventh largest in the world. Prior to joining Grupo Modelo, Ms. Hugues was a project finance and corporate attorney at Galicia y Robles, S.C. in Mexico City and at Hunton & Williams in Washington D.C.

Carlos Fernandez Gonzalez joined our Board of Directors in April 2013. Mr. Fernandez holds a degree in industrial engineering from the Anahuac University and has studied at the postgraduate level at IPADE. Currently he holds the position of CEO and chairman of the board of directors of Grupo Modelo. Under his leadership, Grupo Modelo transformed from a family company to a global leader in corporate governance and policies.

Ricardo Gutierrez Munoz joined our Board of Directors in April 2013. Mr. Gutierrez holds an accounting degree from the Instituto Politecnico Nacional as well as a master’s degree in finance from the Universidad LaSalle, both in Mexico. Since 2011 he has held the position of chairman of the executive committee of Mexichem, S.A.B. de C.V., or Mexichem. He previously served as Mexichem’s CEO, overseeing 75 different companies in the chemical and petrochemical industry in Mexico, the Americas, the U.K., Japan and Taiwan. Mr. Gutierrez has also been the CEO and member of the board of directors for Grupo Industrial Camesa, Vice President of Corporate Development for Empresas Lazagorta, CEO and member of the board of directors of Industrias Synkro and Finance Director for Indetel/Alcatel.

Carlos Guzman Bofill joined our Board of Directors in April 2013. Mr. Guzman holds a degree in chemical engineering from the Universidad Iberoamericana in Mexico. Additionally, he has a M.SC. in chemical engineering from Massachusetts Institute of Technology as well as an MBA from Stanford University. From 2010 to 2012 he was the CEO of Pro-Mexico. From 2000 to 2010 Mr. Guzman was the CEO of HP Mexico. He has been the National President for the Mexican Association for the Information Technology Industry, Director of Market Development for HP Mexico and the Director of Strategic Planning for Alfa Division Acero.

Eduardo Revilla Martinez joined our Board of Directors in April 2013. Mr. Revilla holds a law degree from the Escuela Libre de Derecho. He is a partner in the law firm Revilla y Alvarez Alcala S.C. He previously served in various legal capacities at Mexico’s Ministry of Finance and Public Credit, including legal director, liaison representative to Washington, D.C., tax prosecutor for constitutional claims and director of international tax affairs. He is a professor of tax law at ITAM, in the Escuela Libre de Derecho, the Universidad Iberoamericana and the Centro de Investigacion y Docencia Economica. He is a member of the International Fiscal Association and beginning in 2012 has been an independent member of the governing board of the Taxpayers Public Defender (Procuraduría de la Defensa del Contribuyente). Mr. Revilla was also a member of the Committee on Tax Affairs of the Organisation for Economic Co-operation and Development, or OECD.

Our executive officers currently are as follows:

Name	Current Position	Years as Executive Officer
Alonso Quintana Kawage	Chief Executive Officer	6
Diego Quintana Kawage	Executive Vice President, Industrial Construction, Airports, Homebuilding, Real Estate and Strategic Alliances	6
Juan Carlos Santos	Divisional Director, Industrial Construction	6
Victor Bravo Martin	Chief Financial Officer	4
Rodrigo Quintana Kawage	General Counsel	4
Porfirio Gonzalez	Divisional Director, Airports; Chief Executive Officer of GACN	2
Ricardo Ibarra Garcia Parra	Divisional Director, Housing	0
Carlos Benjamin Mendez Bueno	Vice President, Concessions	6
Ruben Lopez Barrera	Vice President, Strategic Planning, Business Development and International	3
Luis Horcasitas Manjarrez	Vice President, Civil Construction	3

Ruben Lopez Barrera is Vice President and our Director of Strategic Planning, Business Development and International for ICA and a member of ICA’s Executive Committee. He previously served as GACN’s Chief Executive Officer and Director for Human Resources, Legal, and Communication, and as ICA’s Business Development Director and Project Finance Director. He has more than 18 years working at ICA. Mr. Lopez received a degree in civil engineering from the Universidad Iberoamericana, a Master of Science in management from the Sloan Master’s Program at the Stanford Graduate School of Business, and a master’s degree in business administration from the joint program of the Pontificia Universidad Catolica de Chile and the University of Washington in Seattle, WA.

Luis Horcasitas Manjarrez is the Vice President overseeing Civil Construction for ICA and a member of ICA’s Executive Committee. In his 34 years of experience at ICA, he has held a variety of positions, including as divisional director of heavy construction, director of infrastructure operations and director of international concessions, among others. Mr. Horcasitas was also the director of our El Cajon hydroelectric project. He studied engineering at the Escuela de Ingenieria Municipal and has taken specialized courses in road building. He previously served as the Vice President of Construction for the Mexican Association of Roadways, A.C., or AMIVT, and as alternate representative of the Communications and Transportation sector of the Mexican Construction Industry Chamber of Commerce. He is an active participant in several engineering related associations in Mexico.

Carlos Benjamin Mendez Bueno has been the Divisional Director of our Concessions segment since January 2007. Mr. Mendez is a civil engineer with a bachelor’s degree from UNAM. He has participated in various post-graduate studies such as “Strategic Planning” at the University of Pennsylvania’s Wharton School, “Certification in Project Administration” from the International Institute of Learning and “Advanced Management Program (AD2)” from IPADE. He has been with us since 1975 and has held various management and senior management positions within civil construction, international projects and infrastructure. Mr. Mendez is a member of the alumni association of the Engineering School at UNAM, and was the Vice President for Industrial Relations, Representation, and Management of the Mexico City delegation to the Mexican Construction Industry Chamber until 2008. He was also a board member of the Mexican Road Association, or AMC, and represented ICA before the International Road Federation’s Executive Officers. He now represents Mexico before the World Road Association, or PIARC, in the field of Road Tunnels Operation.

Juan Carlos Santos is our Divisional Director of Industrial Construction. He first joined ICA in 1992, and has served as an alternate member of our Board of Directors, the Director of Projects for ICA-Fluor, and the Project Manager for several plants including the first liquefied natural gas terminal in Mexico in Altamira, Tamaulipas. Previously, he was the contracts and project control manager for the Cantarell project, the largest nitrogen injection plant in the world. He is a civil engineering graduate of UNAM and has been certified as a Project Manager Professional by the Project Management Institute. He also holds a master’s degree in business administration from Georgetown University in Washington, D.C.
Victor Bravo Martin has been our Chief Financial Officer since July 1, 2011. He previously served as Divisional Director of our Airports segment and Chief Executive Officer of GACN. Mr. Bravo has more than 26 years of professional experience at ICA. Additionally, he served as GACN’s Chief Financial Officer from March 2006 to July 2009. Prior to joining GACN, he served in various capacities with us from 1987 to 2006, including Corporate Finance Director, Project

Finance Director, Corporate Finance Analysis Manager and Corporate Economic Analysis Manager. Mr. Bravo holds a B.S. in economics from the Instituto Tecnologico y de Estudios Superiores de Monterrey, a diploma in finance from the Instituto Tecnologico Autonomo de Mexico, and an M.B.A. from the Leonard N. Stern School of Business at New York University and the Manchester University School of Business. Mr. Bravo also has a diploma from the Advance Direction of Companies program at the IPADE Business School.

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

Ricardo Ibarra Garcia Parra has been our Divisional Director of our Housing segment since March 2012. Mr. Ibarra joined our company in 1997, and has worked in our Housing segment for the last eight years. Mr. Ibarra holds an undergraduate degree in civil engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey and a master’s degree from the University of Southern California

Since July 1, 2011, an Executive Committee headed by Mr. Alonso Quintana Kawage has coordinated our operations across our various business divisions. The members appointed to our Executive Committee are as follows:

Name	Current Position
Alonso Quintana Kawage	President

Diego Quintana Kawage	Executive Vice President, Industrial Construction division, Airports, Housing and Strategic Alliances

Carlos Benjamin Mendez Bueno	Vice President, Concessions

Luis Horcasitas Manjarrez	Vice President, Civil Construction

Ruben Lopez Barrera	Vice President, Strategic Planning, Business Development and International

B. COMPENSATION

For the year ended December 31, 2012, the aggregate compensation of our directors and executive officers paid or accrued in that year for services in all capacities was approximately Ps. 263 million. In 2012, we paid management and non-management directors Ps. 44 thousand net of taxes for each board meeting, Corporate Practices, Finance, Planning and Sustainability Committee meeting or Audit Committee meeting they attend. As of April 16, 2013, our shareholders approved the payment of Ps. 50 thousand net of taxes to management and non-management directors for each board meeting. Additionally, we pay non-management directors Ps. 5,000 per hour for work related to their duties on our board or on either committee. We also paid the Chairman of our Board of Directors approximately Ps. 10 million net of taxes in 2012.

Management Bonuses

Performance bonuses are paid to eligible members of management by the subsidiaries that employ them.

Our Corporate Practices Committee determines the bonuses for senior and middle management. Through April 16, 2013 the Corporate Practices, Finance, Planning and Sustainability Committee determined compensation for executive officers and the Chief Executive Officer. As of April 16, 2013, our shareholders approved the restructuring of the Corporate Practices, Finance, Planning and Sustainability Committee, dividing its responsibilities into two committees, the Corporate Practices Committee and the Finance, Planning and Sustainability Committee. The Corporate Practices Committee will determine the compensation of executive officers and the Chief Executive Officer. We have adopted the following policies regarding the calculation of the performance bonus:

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

Prior to their expiration on April 29, 2010, 113,485 options (on a post-reverse split basis) were exercised at a weighted average exercise price of Ps. 22.50. As of December 31, 2012, we had no stock options outstanding.

Pension Plan

In 2006, we created a defined benefit pension plan covering all active employees aged more than 65 who are part of our Board of Directors and have a minimum of 10 years of service as members of the board prior to their retirement. Until 2008, these employees were entitled to benefits beginning at the age of 55, with gradual reductions of their salary taken into account for pension purposes. Beginning January 1, 2008, the plan was revised to defer the early retirement age an additional two years, which such deferral ended in 2010. In 2012, the pension plan was further modified to provide lifelong benefits for executives as well as to establish an early retirement age of 60 for all employees, provided that they have 10 years of service with our Company. See Note 35 to our consolidated financial statements.

For the year ended December 31, 2012, the aggregate amount that we have accrued to provide pension and retirement benefits is Ps. 105 million.

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

Our Board of Directors meets at least on a quarterly basis and has the duties and authority set forth in the company’s bylaws and in the Mexican Securities Market Law. The chairman of the Board of Directors is appointed by the shareholders at each annual ordinary general shareholders’ meeting, or by the Board of Directors itself, and has the authority to propose to the board the discussion and resolution of various matters, including proposals as to the independent directors that are to comprise the committee or committees that perform auditing and corporate practices duties, as well as the appointment and removal of the chief executive officer. The independent members of our board meet once per year with the chairman of our board. Under Mexican law, the chairman of our board may not be president of any of the Audit Committee, the Corporate Practices Committee or the Finance, Planning and Sustainability Committee.

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

Board Practices

In response to the enactment of the Mexican Securities Market Law, our Board of Directors established a Corporate Practices Committee, which was replaced by the Corporate Practices, Finance, Planning and Sustainability Committee on April 24, 2009. On April 16, 2013, the annual shareholders meeting approved the division of the Corporate Practices, Finance, Planning and Sustainability Committee into two Board committees: the Corporate Practices Committee, with its duties set forth in Section I of Article 42 and other applicable provisions of the Mexican Securities Market Law, and the Finance, Planning and Sustainability Committee. The duties of the Corporate Practices Committee include providing an opinion on the nomination of the chief executive officer, assessing the performance of our senior management, providing an opinion on related-party transactions and compensation proposals for senior management and reviewing certain exempted actions of the Board of Directors. The duties of the Finance, Planning and Sustainability Committee include proposing general guidelines for creating and monitoring compliance with our strategic plan, providing an opinion on investment and financing policies proposed by our chief executive officer, providing an opinion on the assumptions in the annual budget and monitoring application of the budget and our control system, and evaluating risk factors that affect us and our mechanisms for controlling risk. As of April 16, 2013, Fernando Flores y Perez is chairman of both the Corporate Practices Committee and the Finance, Planning and Sustainability Committee. Each member’s term on either committee runs concurrently with such member’s term on our Board of Directors. All members of either committee are independent directors as such term is defined in the Mexican Securities Market Law, and Mr. Mulas and Mr. Dychter are independent directors as such term is defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.

The Mexican Securities Market Law requires that the Audit Committee be responsible for the duties set forth in Section II of Article 42 and other applicable provisions of the Mexican Securities Market Law. Such duties include evaluating our independent auditor, reviewing the audit report, opinion, and other documents prepared annually by the independent auditor, informing the Board of Directors of the quality of and any deficiencies in the company’s internal control mechanisms and regarding internal audits of the company or entities controlled by the company. As of April 16, 2013, the members of the Audit Committee were Elsa Beatriz Garcia Bojorges, as chairman, and Margarita Hugues Velez and Fernando Flores Perez, each of whom were independent as such term is defined in the Mexican Securities Market Law and in Rule 10A-3 under the Exchange Act. Each member’s term on the Audit Committee runs concurrently with such member’s term on our Board of Directors.

Both of the above committees are empowered to call shareholders’ meetings and hire independent counsel and other advisors, as they deem necessary to carry out their duties, including, in the case of the Corporate Practices Committee, the review of related-party transactions.

D. EMPLOYEES

As of each of the three years ended December 31, 2012, 2011 and 2010, we had approximately 34,363, 40,003 and 29,647 employees, respectively, approximately 33%, 30% and 26% of whom were permanent employees, respectively. The number of temporary employees employed by us varies significantly and is largely dependent on the level of our construction activities.

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

E. SHARE OWNERSHIP

As of December 31, 2012, Mr. Bernardo Quintana and members of his immediate family, including our directors Alonso Quintana Kawage and Diego Quintana Kawage and our general counsel Rodrigo Antonio Quintana Kawage, may be deemed to have had beneficial ownership of 38,952,496, or 6.4%, of our outstanding shares (excluding shares owned through the management trust). Through the management trust they hold 5,527,475 shares, or 0.9%, for a total of 44,479,971, or 7.3%, of our outstanding shares. Additionally, as of December 31, 2012, the following of our directors or officers each beneficially owned shares (other than shares owned through the management trust) totaling no more than 1% of any class of our capital stock: Jose Luis Guerrero Alvarez, Carlos Benjamin Mendez Bueno, Ricardo Ibarra Garcia Parra, Victor Bravo Martin, and Salvador Alva Gomez. None of our directors or officers has voting rights different from other shareholders, other than, as applicable, rights as a participant in the management trust or fundacion trust described below and rights of the position of director and/or officer.

Item 7.	Major Shareholders and Related Party Transactions

A. MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the ownership of outstanding shares as of December 31, 2012.

Identity of Person or Group	Amount Owned	Percentage(1)
Bernardo Quintana I(2)	38,952,496	6.4%
Management Trust	24,600,669	4.1%
Foundation Trust	8,318,499	1.4%

(1)	For all percentages, based upon 607,357,582 shares outstanding as of December 31, 2012.
(2)	Reflects shares owned directly by Mr. Quintana and his family, including Alonso Quintana Kawage, Diego Quintana Kawage and Rodrigo Antonio Quintana Kawage, and not through the management trust.

The major shareholders, as set forth in the table above, do not have voting rights different from other shareholders, other than Mr. Quintana’s rights as a participant in the management trust and foundation trust described below and as a member of our Board of Directors.

Our shares are the only class of security we offer in Mexico. We have no information as to the number of record holders in Mexico. At December 31, 2012, 283,694,454 shares, or 46.7% of shares outstanding, were held in the form of CPOs, which have limited voting rights. See “Item 9. The Offer and Listing – Trading – Limitations affecting ADS Holders and CPO Holders.” As of December 31, 2012, 8.9% of our outstanding shares were represented by 54,078,748 ADSs representing four of our shares each, and such ADSs were held by 60 recordholders with registered addresses in the United States. Because certain of the ADSs are held by nominees, the number of recordholders may not be representative of the number of beneficial holders. See “Item 9. The Offer and Listing – Trading.”

Our directors and executive officers, as a group, beneficially own approximately 63,841,165 shares (10.5% of the shares outstanding). A portion of the shares beneficially owned by our directors and executive officers (collectively, approximately 4.1% of the shares outstanding), are owned through a trust, referred to as the management trust. The technical committee of the management trust, which consists of members of our Board of Directors, has broad discretionary authority over the corpus of this trust, including voting power over the shares contained therein and the conditions governing withdrawal of such shares.

In April 2011, pursuant to the Mexican Securities Market Law, we announced that we had acquired 7,545,300 of our shares outstanding using the reserve for share purchases, at an average price of Ps. 26.47 per share, for an amount of Ps. 199,705,967.01. As part of our employee stock plan, 3,781,275 of these shares were transferred to the management trust at an average price of Ps. 28.05 per share.

In May 2012, pursuant to the Mexican Securities Market Law, we announced that we had acquired 4,207,000 of our outstanding shares using the reserve for share repurchases at an average price of Ps. 23.93 per share and at a total purchase price of Ps. 100,694,464. As part of our employee stock plan, 6,885,385 of these shares were transferred to the management trust at an average price of Ps. 20.65 per share.

In May 2012, we entered into one-year forward contracts to acquire 22,280,100 shares of EMICA in a series of nonconsecutive transactions between May 22, 2012 and August 21, 2012 at a weighted average strike price of Ps. 24.99 per share, equivalent to Ps. 556.8 million. The total amount of shares represented 3.67% of EMICA’s shares outstanding.

If market conditions are favorable the forward contracts will be exercised with a charge to the share repurchase reserve approved by the shareholders in accordance with the Policy for the Acquisition and Disposition of Own Shares approved by the Board of Directors. The value of the exercise will be calculated by multiplying at maturity the numbers of shares in each contract by the strike price.

In the event of not exercising the instruments, the price for setting the contracts will be the difference between the strike price and EMICA’s shares in the market. At December 31, 2012, the fair value for not exercising the contracts was the equivalent of a loss of Ps. 6 million in financial derivative results.

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

In 1992, members of management donated 10% of their then-owned shares to Fundacion ICA, a non-profit organization formed to fund research and education activities in Mexico. In addition, certain former members of management donated 20% of their shares to Fundacion ICA. Fundacion ICA’s shares are held by a trust, which we refer to as the foundation trust. We are entitled to appoint two of the five members of the foundation trust’s technical committee, while the remaining members are independent from us. Any disposition of the shares held by the foundation trust requires the approval of more than a simple majority of such technical committee and, therefore, may require approval of our representatives on this committee. Under the terms of the foundation trust, the shares held by Fundacion ICA, which, as of December 31, 2012, represented approximately 1.4% of the shares outstanding, are required to be voted in the manner specified by a majority of the technical committee. The Quintana family controls the vote of the foundation trust.

B. RELATED PARTY TRANSACTIONS

For a description of our related party transactions, see Note 34 to our consolidated financial statements.

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

Foreclosure on substantially all the property, which includes the buildings under construction, a golf course, and more than 289 hectares of prime beach front land, concluded in December 2010. Consequently, as of December 31, 2010, we reclassified Ps. 1,447 million related to the project from accounts receivable to long-term inventory. Foreclosure on the remaining collateral is still in progress in order to collect on Ps. 553 million related to the project that still remains in our accounts receivable. There is ongoing litigation and dispute resolution proceedings related to the foreclosure on the project, the control of the board of directors and the related construction contracts. On February 9, 2012 we received Ps. 104 million of the outstanding balance. While we believe that an adverse decision on these proceedings is unlikely, we can provide no assurance that litigation will not further affect our ability to collect on amounts owed to us related to the project.

In addition, we have accounts receivable totaling approximately U.S.$ 43 million with the companies developing the project for the construction work on the foundation of the Faros de Panama project, in Panama City, Panama. This receivable is secured by a mortgage on the land where the project is located. The process for foreclosing on this mortgage is advancing. The appraised value of the underlying property fully covers the amount of the receivable, but we can provide no assurance that foreclosure litigation will not further delay the collection on the amounts owed to us. We do not believe a material loss related to this legal proceeding is probable.

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

In a separate proceeding related to the same project, the IDU has filed a claim in a Colombian court against us for liquidated damages for breach of the contract in an amount of approximately U.S.$ 2.2 million, and has made a claim against the bonding company for the return of an advance payment that had not yet been amortized, which obligation, in addition to the U.S.$ 2.2 million, we will indemnify. We have counterclaimed and demanded indemnification and damages. In December 2004, an administrative tribunal ordered the consolidation of all of these claims into one case. Regarding the claim against the bonding company, the tribunal ordered a suspension of any actions against the bonding company until the counterclaim filed by ICA was resolved, provided that such suspension should not last more than three years.

After negotiations between us and the IDU, on April 7, 2010, the director of the IDU announced that we had reached an agreement in principle with the IDU to resolve all matters related to the various Malla Vial litigation proceedings. This announcement was made through an open letter to the public and the mayor of Bogota and released through various media outlets.

While the IDU announced that we would pay U.S.$ 1.5 million under an agreement in principle with the IDU, subsequent political developments made this agreement invalid and the amount and possibility of settlement remain uncertain. In June 2011, the suspension order blocking actions against the bonding company expired. Therefore, there is the risk that, notwithstanding the unresolved counterclaims, the bond may be executed in an amount equal to U.S.$ 17 million plus interest, although such execution may be appealed. Nevertheless, we have reached a settlement agreement in principal with the IDU on all claims, and in December 2011 we filed a joint motion for the court to supervise and approve the conciliation procedure under Colombian law. On September 26, 2012, the parties signed a Conciliation Agreement and filed it for final review and approval by the tribunal. In order to decide on the matter, the tribunal requested the attorney general to provide an opinion of the Conciliation Agreement. We are currently in the hearings stage, during which the Conciliation Agreement will be reviewed and certain changes, if any, made will be made to it as required by the various levels of the tribunal system.

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

On September 22, 2005, the Puerto Rico Highway and Transportation Authority, or the HTA, ICA Miramar’s client, filed a claim against ICA Miramar for indemnity in an ongoing litigation between the HTA and its principal contractor for the project. The principal contractor filed the underlying lawsuit on December 24, 2003, and HTA filed a countersuit on November 23, 2004. ICA Miramar estimates the indemnity and liquidated damages claims could result in liability in excess of U.S.$ 4 million. After an extended stay, the court appointed a special judge due to its declaration of the underlying matter and claim against ICA Miramar as complex litigation. The principal contractor subsequently amended its complaint against HTA and, in 2009, HTA filed its amended claim against ICA Miramar. On April 9, 2010, HTA and the principal contractor announced a settlement of the ongoing litigation against each other in court. The settlement agreement was signed by HTA and ICA Miramar with no admission of liability or damages. Final dismissal by the court is pending. We do not believe a material loss is probable in this matter. The claim was dismissed by the court on December 19, 2012.

Ciudad Juarez Airport

Parties purporting to be former owners of land comprising a portion of GACN’s Ciudad Juarez International Airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government. As an alternative to recovery of this land, the claimants sought monetary damages of U.S.$ 120 million. On May 18, 2005, a Mexican court ordered GACN to return the disputed land to the plaintiffs.

However that decision, and three subsequent constitutional claims (juicios de amparo), permitted the case to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation since the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juarez Airport. On August 28, 2009, the Mexican federal government filed its answer to the claim, in which it requested that the trial be removed to federal court. In May 2010, the Court of Appeals granted the federal government’s request, giving the Federal Courts jurisdiction to hear the lawsuit. The plaintiffs filed a constitutional claim against this ruling before the District Court in Chihuaha and on November 29, 2010, the District Court in Chihuaha confirmed the Court of Appeals’ ruling. Against this ruling, the plaintiffs filed an appeal (recurso de revision) before the Federal Court, and on July 7, 2011, the Federal Circuit Court ruled that the plaintiffs’ constitutional claim should be heard by a District Court in Ciudad Juarez. In October 2011, the District Court in Ciudad Juarez denied the plaintiffs’ constitutional claim, against which, in November 2011, the plaintiffs filed a new appeal (recurso de revision) before the Federal Circuit Court. On January 7, 2012, the Federal Circuit Court confirmed that the District Court in Ciudad Juarez had jurisdiction to hear the claim. On April 30, 2012, the Federal District Court in Ciudad Juarez ruled that it did not have jurisdiction to hear the claim, and the determination of jurisdiction was sent to the Supreme Court. On January 13, 2012, a Federal Circuit Court determined that the Third Federal District Civil Judge in Ciudad Juarez is the competent body to resolve this dispute. As of April 18, 2013, the final resolution of this dispute remains pending.

In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or otherwise adverse to GACN, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, which we believe the terms of its concessions would require, our concession to operate the Ciudad Juarez Airport would terminate. In 2012, the Ciudad Juarez International Airport represented 5.1% of GACN’s consolidated revenues. Although we believe and have been advised by the Ministry of Communications and Transportation that under the terms of GACN’s concessions the termination of its Ciudad Juarez concession would not affect the validity of its remaining airport concessions and that the Mexican federal government would be obligated to indemnify GACN against any monetary or other damages resulting from the termination of its Ciudad Juarez concession or a definitive resolution of the matter in favor of the plaintiffs, we cannot assure you that we would be so indemnified. For this reason, our financial statements do not include a provision for this litigation.

We do not believe a material loss is probable in this matter.

Claims against the Panama Canal Authority

We filed a claim against the Panama Canal Authority, or ACP, regarding monetary damages from additional work outside the scope of the original contract that had to be executed by the consortium as a result of unpredictable geological conditions found during the execution of the PAC-4 project. The amount of the claim is approximately U.S.$ 23 million. In the event the claim’s resolution is contrary to the interests of the consortium, the claimed amount will become a contingency and a request for arbitration will be filed before Panama’s Conciliation and Arbitration Center

We also filed a request for arbitration regarding monetary damages suffered by the consortium as a result of an increase in the minimum wage for workers in the Panama Canal’s area. The amount of the claim is approximately U.S.$ 1.2 million. The arbitration panel was constituted in January 2013 and will initially decide on whether the arbitration has a national or international scope. We believe that the outcome of the arbitration will be favorable to the Consortium. For this reason, our financial statements do not include a provision for this arbitration.

Line 12 of the Mexico City Metro

In December 2012, a consortium made up of Ingenieros Civiles Asociados, S.A. de C.V. (our construction subsidiary), Carso Infraestructura y Construccion, S.A. de C.V. and Alstom Mexicana, S.A. de C.V. filed a claim against Mexico City’s government, its Ministry of Works and Services and Mexico City’s Subway Project Office. The consortium claimed a payment for additional and extraordinary works performed outside the scope of the original agreement. The amount of the claim is Ps. 3,835 million, of which approximately Ps. 3,186 million is due to us. On April 23, 2013, the judge ordered, without reviewing the merits of the case, that the parties engage in a non-judicial contractual conciliation process without prejudice to the parties’ rights to re-file the claims. The parties will participate in this conciliation process in order to resolve their differences of both a technical and administrative nature.

Environmental Matters

There are currently no material legal or administrative proceedings pending against us with respect to any environmental matter in Mexico or the United States.

B. DIVIDENDS

We did not pay dividends in respect of our ordinary shares in any year between 2000 and 2012 and do not anticipate paying dividends in 2013.

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

	Mexican Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2008	73.33	14.04	27.65	4.26
2009	35.49	14.49	10.85	4.79
2010	34.09	28.34	11.13	8.78
2011	32.42	14.47	10.82	4.08
2012	33.26	16.60	10.44	4.81

The following table sets forth, for the periods indicated, the reported high and low sales prices for our shares on the Mexican Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange.

	Mexican Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2011:
First Quarter	32.42	25.92	10.82	8.78
Second Quarter	28.72	26.28	9.94	8.80
Third Quarter	26.92	15.48	9.30	4.44
Fourth Quarter	18.78	14.47	5.56	4.08
2012:
First Quarter	25.44	16.60	7.93	4.81
Second Quarter	24.37	19.60	7.63	5.62
Third Quarter	24.94	22.13	7.79	6.69
Fourth Quarter	33.26	26.22	10.44	8.16
October	29.29	26.22	9.13	8.16
November	29.97	27.93	9.23	8.46
December	33.26	30.56	10.44	9.43
2013:
First Quarter	42.05	52.85	13.51	10.28
January	38.09	32.85	11.97	10.28
February	39.00	36.19	12.33	11.29
March	42.05	37.17	13.51	11.58
Second Quarter
April (through April 24)	40.73	34.56	13.53	11.32

Our bylaws prohibit ownership of our shares by non-Mexican investors. As of December 31, 2012, 37.8% of our shares were represented by CPOs, and 23.6% of the CPOs were held by the depositary. According to our depositary bank, as of December 31, 2012, 8.9% of our outstanding shares were represented by ADSs, and such ADSs were held by 60 holders with registered addresses in the United States. As of December 31, 2012, there were 607,357,582 shares outstanding.

As permitted by the Mexican Securities Market Law and the Rules promulgated by the Mexican Banking and Securities Commission, we may create a reserve fund from which we may repurchase our shares on the Mexican Stock Exchange at prevailing prices to the extent of funds remaining in this reserve account. We created this reserve account in 1992. Any shares so repurchased will not be deemed to be outstanding for purposes of calculating any quorum or voting at a shareholders’ meeting during the period in which we own such shares. As of December 31, 1999, 2,570,000 shares had been repurchased. After 1999, we did not make any repurchases until 2008. On April 3, 2008, our shareholders approved the use of Ps. 750.5 million for the repurchase reserve for the year 2008. In 2008, we repurchased 4,978,000 shares in the nominal amount of Ps. 69.0 million. On April 16, 2010, our shareholders approved the use of Ps. 726.8 million for the repurchase reserve for the year 2010. In 2010, we made no share repurchases. On April 14, 2011, our shareholders approved the use of Ps. 1,000 million for the repurchase reserve for the year 2011, and on November 17, 2011, our shareholders voted to increase such amount to Ps. 1,850 million and authorized management to carry out repurchases up to that amount in accordance with the Policy for the Acquisition and Placement of Own Shares. In addition, the November 17, 2011 shareholders’ meeting approved the cancellation of up to 32,748,689 repurchased shares, equivalent to approximately 5% of the shares outstanding as of December 31, 2010. In 2011, we repurchased 48,534,300 shares in the nominal amount of Ps. 996.6 million. In 2012, we repurchased 4,207,000 shares in the nominal amount of Ps. 100 million. On April 18, 2012, our shareholders approved the setting of Ps. 1,850 million as the maximum amount to be used for share repurchases See “Item 10. Additional Information— Purchase by the Company of its Shares.”

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

As of December 31, 2012, 137 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange. In 2012, the ten most actively traded equity issues in the IPC Index (Indice de Precios y Cotizaciones) (excluding banks) represented approximately 89% of the total volume of equity issues in the IPC traded on the Mexican Stock Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors. There is no formal over-the-counter market for securities in Mexico. The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.

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

U.S. Tax Considerations

The gross amount of any dividends paid with respect to the shares represented by ADSs or CPOs generally will be includible in the gross income of a U.S. holder on the day on which the dividends are received by the CPO trustee (which will be the same date as the date of receipt by the Depositary) and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the CPO trustee. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid will be treated as qualified dividends if (1) the securities with respect to the which the dividends are received are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. The Tax Treaty has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2012 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2013 taxable year.

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

U.S. Tax Considerations

Gain or loss realized by a U.S. holder on the sale or other disposition of ADSs or CPOs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s tax basis in the ADSs or the CPOs. Gain or loss realized by a U.S. holder on such sale, redemption or other disposition generally will be long-term capital gain or loss if, at the time of the disposition, the ADSs or the CPOs have been held for more than one year. The net amount of long-term capital gain recognized by an individual is taxed at a reduced rate. Deposits and withdrawals of CPOs by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

Instruments for Trading Purposes and for Other-Than-Trading Purposes. At December 31, 2012, we had outstanding approximately Ps. 35,124 million notional amount of derivative financial instruments for purposes other than trading and Ps. 18,691 million notional amount of derivative financial instruments for trading (as classified according to financial reporting standards). We enter into derivative financial instruments to hedge our exposure to interest rate and foreign currency exchange risk related to the financing for our construction projects. When the related transaction complies with all hedge accounting requirements, we designate the derivative as a hedging financial instrument (either as a cash flow hedge, a foreign currency hedge or a fair value hedge) at the time we enter into the contract. When we enter into a derivative for hedging purposes from an economic perspective, but such derivative does not comply with all the requirements established by financial reporting standards to be hedging instruments, we designate the derivative as a trading instrument. Our policy is not to enter into derivative instruments for purposes of speculation. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates.” There are no significant differences in the financial market risk to which our aggregated portfolios of instruments for trading purposes and those for other-than-trading purposes are exposed.

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

At December 31, 2012, a hypothetical, instantaneous and unfavorable change of 100, 50 and 25 basis points in the interest rate applicable to floating-rate financial liabilities, including derivative financial instruments only if held for purposes other than trading, would have resulted in additional financing expense of approximately Ps. 453 million, Ps. 232 million and Ps. 117 million per year, respectively. A hypothetical, instantaneous and unfavorable change of 100, 50 and 25 basis points in the interest rate applicable to floating-rate financial liabilities, including derivative financial instruments only if held for trading purposes, would have resulted in additional financing expense of approximately Ps. 228 million, Ps. 116 million and Ps. 59 million per year, respectively.

Qualitative Information

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2012, we had outstanding approximately Ps. 51,767 million of indebtedness, of which 59% bore interest at fixed interest rates and 41% bore interest at floating rates of interest. At December 31, 2011, we had outstanding approximately Ps. 50,034 million of indebtedness, of which 40% bore interest at fixed interest rates and 60% bore interest at floating rates of interest. At December 31, 2010, we had outstanding approximately Ps. 32,470 million of indebtedness, of which 20% bore interest at fixed interest rates and 80% bore interest at floating rates of interest. The interest rate on our variable rate debt is determined by reference to the LIBOR and the TIIE rates.

We have entered into cash flow hedges, including with respect to interest rate swaps (not for trading purposes), and other trading derivative instruments for the terms of some of our credit facilities with the objective of reducing the uncertainties resulting from interest rate fluctuations. See “Risk Factors – Risks Related to Our Operations – Our hedge contracts may not effectively protect us from financial market risks and may negatively affect our cash flow” and “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Derivative Financial Instruments.”

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

As of December 31, 2012, a hypothetical, instantaneous and unfavorable change in the exchange rate of 100 Mexican cents to the exchange rate applicable to our receivables, payables and debt, including derivative financial instruments not held for trading purposes (and excluding the debt hedged by instruments held for trading purposes), would have resulted in an estimated exchange loss of approximately Ps. 1,682 million, based on the highest value in pesos of the debt expressed in foreign currency.

Qualitative Information

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the dollar. As of December 31, 2012, approximately 24% of our consolidated revenues and 33% of our indebtedness were denominated in foreign currencies, mainly U.S. dollars. An appreciation of the Mexican peso relative to the U.S. dollar would decrease our dollar revenues when expressed in Mexican pesos. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods, due to the translation of the financial results of our foreign subsidiaries, such as Rodio Kronsa, Los Portales, San Martin and the projects under construction in Panama. The majority of revenues and expenses of Rodio Kronsa are denominated in euros, so we believe we have a natural hedge for our exposure to exchange rate risk associated with our euro-denominated contracts. Several of our subsidiaries have lesser exposure to the foreign currency risk because a higher percentage of their revenues are denominated in U.S. dollars.

At December 31, 2012 and 2011, approximately 45% and 21% respectively, of our construction backlog was denominated in foreign currencies and approximately 15% and 56%, respectively, of our accounts receivable were denominated in foreign currencies. As of December 31, 2012 and 2011, approximately 16% and 21%, respectively, of our consolidated financial assets were denominated in foreign currencies, with the balance denominated in Mexican pesos. In addition, as of December 31, 2012 and 2011, approximately 33% and 47%, respectively, of our indebtedness was denominated in foreign currencies. Decreases in the value of the Mexican peso relative to the U.S. dollar could increase the cost in Mexican pesos of our foreign currency denominated costs and expenses and, unless contracted in the same currency as the source of repayment (as is our policy), of the revenue on the related contracts. A depreciation of the Mexican peso relative to the dollar could also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased, unless the source of repayment is in the same currency as the indebtedness (as is our policy). Beginning in the second half of 2008, the Mexican peso substantially depreciated against the U.S. dollar, falling 33% from July 2 to December 31, 2008. The Mexican peso stabilized in the first quarter of 2010, and continued to be stable throughout the remainder of the year. In 2011, there was a significant depreciation in the Mexican peso against the U.S. dollar, and the noon buying rate increased to Ps. 13.95 on December 30, 2011, representing a depreciation of approximately 13%. The Mexican peso has since partially recovered, and the noon buying rate was Ps. 12.23 per U.S.$ 1.00 on April 19, 2013.

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

Item 12.	Description of Securities Other than Equity Securities

ADS Fees

The following table sets forth the fees and charges that a holder of our ADSs may have to pay, directly or indirectly.

Service	Fee or Charge Amount for ADS Holder depositing or withdrawing shares	Payee
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	U.S.$ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Bank of New York Mellon

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	U.S.$ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Bank of New York Mellon

Any cash distribution to ADS registered holders	U.S.$.02 (or less) per ADS	Bank of New York Mellon

Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to the ADS holder had been shares and the shares had been deposited for issuance of ADSs	Bank of New York Mellon

Service	Fee or Charge Amount for ADS Holder depositing or withdrawing shares	Payee
Depositary services	U.S.$.02 (or less) per ADSs per calendar year	Bank of New York Mellon

Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	Registration or transfer fees	Bank of New York Mellon

Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary	Bank of New York Mellon

Converting foreign currency to U.S. dollars	Expenses of the depositary	Bank of New York Mellon

Other fees, as necessary	Taxes and other governmental charges the Bank of New York Mellon or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	Bank of New York Mellon

Other fees, as necessary	Any charges incurred by Bank of New York Mellon or its agents for servicing the deposited securities	Bank of New York Mellon

Fees incurred in past annual period

In 2010, we paid U.S.$ 11,360.58 to The Bank of New York Mellon for legal fees related to our equity offering in 2009. In January 2011, we received U.S.$ 92,575.2, net of tax withheld, from The Bank of New York Mellon, as depositary of our ADSs, in connection with the establishment, maintenance and operation of our ADS program.

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

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2012.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2012, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. For the year ended December 31, 2012, our financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2012. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control – Integrated Framework.

Based on our assessment and those criteria, our management concluded that our company maintained effective internal control over financial reporting as of December 31, 2012.

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

(c)	Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Stockholders of Empresas ICA, S.A.B. de C.V.

We have audited the internal control over financial reporting of Empresas ICA, S.A.B. de C.V. and Subsidiaries (the “Company”), as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company, and our report dated April 26, 2013 expressed an unqualified opinion on those financial statements and includes an explanatory paragraph regarding the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 3.c to such consolidated financial statements.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/ Ramon Arturo Garcia Chavez

Ramon Arturo Garcia Chavez

Mexico City, Mexico

April 26, 2013

(d)	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

We have determined that Ms. Elsa Beatriz Garcia Bojorges, a member of our Audit Committee, qualifies as an “audit committee financial expert” and as independent within the meaning of this Item 16A. On April 26, 2007, the shareholders affirmed in a resolution that Ms. Garcia Bojorges is an independent member of our board. On April 14, 2011, the shareholders’ meeting appointed Ms. Garcia Bojorges as Chairman of the Audit Committee.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our principal accounting firm, Galaz, Yamazaki, Ruiz Urquiza, S.C., member of Deloitte Touche Tohmatsu Limited, and its affiliates, which we collectively refer to as Deloitte, during the fiscal years ended December 31, 2012 and 2011:

	Total Fees
	As of December 31,
	2012	2011
	(Millions of Mexican pesos)
Fees
Audit fees	Ps. 45.4	Ps. 43.5
Audit-related fees	3.9	3.1
Tax fees	8.8	3.1
All other fees	8.0	5.4

Total	Ps. 66.1	Ps. 55.1

The “audit fees” line item in the above table is the aggregate fees billed by Deloitte in 2012 and 2011 in connection with the audit of our annual consolidated financial statements, including an audit on our compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the review of our quarterly financial statements, the review of the financial statements of certain subsidiaries and other statutory audit reports.

“Audit related fees” include other fees billed by Deloitte in 2012 and 2011 for assurance and related services that are reasonably related to the performance of the audit or review of our annual consolidated financial statements and are not reported under “audit fees.”

“Tax fees” include fees billed by Deloitte in 2012 and 2011 for services related to tax compliance.

The “all other fees” line item in the above table is the aggregate fees billed by Deloitte related to transfer pricing analysis, Mexican social security compliance and other advice.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee approves all audit, audit-related services, tax services and other services provided by Deloitte. Any services provided by Deloitte that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement, subject to a de minimus exception allowing approval for certain services before completion of the engagement. In 2012, none of the fees paid to Deloitte was approved pursuant to the de minimus exception.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below sets forth, for the periods indicated, the total number of shares of Empresas ICA, S.A.B. de C.V. purchased on our behalf, the average price paid per share and the total number of shares purchased in accordance with the rules and policies approved by our Board of Directors for the purchase of equity securities by the issuer. There were no purchases of equity securities by the issuer in 2013 through April 29.

2012	Total Number of Shares Purchased(1)	Average Price Paid per Share
January 1-31	—	—
February 1-28	—	—
March 1-31	—	—
April 1-30	—	—
May 1-31	4,207,000	23.93
June 1-30	—	—
July 1-31	—	—
August 1-31	—	—
September 1-30	—	—
October 1-31	—	—
November 1-30	—	—
December 1-31	—	—

Total	Ps. 100,694,465	Ps. 23.93

(1)	We do not repurchase our shares other than through the share repurchase program.

The total number of shares repurchased by the issuer with an average price per share of Ps. 23.93 represents a total amount of Ps. 100,694,465 million, which amount was drawn from the repurchase reserve approved by our shareholders at our ordinary general meeting.

At an ordinary meeting held on April 16, 2013, our shareholders voted to increase the share purchase reserve to Ps. 2,192 million and authorized management to carry out repurchases up to that amount in accordance with the Policy for the Acquisition and Placement of Own Shares. The increase in the reserve will provide us with the flexibility to continue purchasing shares in the market in the coming years, depending on management’s evaluation of market conditions, the price of our stock, our liquidity position and other factors.

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

Our Board of Directors currently consists of twelve members, of which ten are outside (i.e. non-management) directors. Seven of our directors are independent directors within the meaning of the Mexican Securities Market Law and within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Pursuant to our bylaws board members must be appointed based on their experience, ability and professional prestige. Our Board of Directors must meet at least every three months.

A director is not independent if such director is:	Under Article 26 is of the Mexican Securities Market Law, a director is not independent if such director is:

(i) a person who the board determines has a material direct or indirect relationship with the listed company;	(i) or has been within the last year, an employee or officer of the company;

(ii) or has been within the last three years, an employee, or an immediate family member of an executive officer, of the listed company, other than employment as interim chairman or CEO;	(ii) a shareholder that, without being an employee or officer of the company, has influence or authority over the company’s officers;

(iii) or has been within the last three years, a person who receives, or whose immediate family member receives, more than $ 120,000 during any 12-month period in direct compensation from the listed company, other than director and committee fees and pension or other deferred compensation for prior service (and other than compensation for service as interim chairman or CEO or received by an immediate family member for service as a non-executive employee);	(iii) a partner or employee of a consultant or adviser, to the company or its affiliates, where the income from the company represents 10% or more of the overall income of such consultant or adviser;

(iv) a person who is, or whose immediate family member is, or has been within the last three years, a partner or employee of an internal or external auditor of the listed company, subject to limited exceptions for persons who did not personally work on the listed company’s audit in the last three years;	(iv) an important client, supplier, debtor or creditor (or a partner, director or employee thereof). A client and supplier is considered important when its sales to or purchases from the company represent more than 10% of the client’s or supplier’s total sales or purchases. A debtor or creditor is considered important whenever the aggregate amount of the relevant loan represents more than 15% of the debtor’s, creditor’s or the company’s aggregate assets;

(v) an executive officer, or an immediate family member of an executive officer, of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee; or

(vi) an executive officer or employee of a company, or an immediate family member of an executive officer of a company, that has made payments to, or has received payments from, the listed company, its parent or a consolidated subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $ 1 million or 2% of such other company’s consolidated gross revenues (except for contributions to tax-exempt organizations provided that the listed company discloses such contributions in the company’s proxy statement or annual report)

NYSE Standards	Our Current Corporate Governance Practices
“Immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law and anyone (other than domestic employees) who shares the person’s home. Individuals who are no longer immediate family members due to legal separation, divorce or death (or incapacity) are excluded. §303A.02(b)	(v) a “family member” related to any of the persons mentioned above in (i) through (iv). “Family member” includes a person’s spouse, concubine or other relative up to the fourth degree of consanguinity and affinity, as well as a spouse or concubine of the individuals mentioned above.

“Company” includes any parent or subsidiary in a consolidated group with the listed company.

Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or applicable Mexican law.

A listed company must have a nominating/corporate governance committee of independent directors. The committee must have a charter specifying the purpose, minimum duties and evaluation procedures of the committee. §303A.04	We are required to have a corporate practices committee pursuant to the provisions of the Mexican Securities Market Law and our bylaws. Our bylaws require that the Corporate Practices Committee be composed of independent directors within the meaning of the Mexican Securities Market Law. The duties of our Corporate Practices Committee include:

• providing an opinion on the nomination of the chief executive officer,

• assessing the performance of our senior management,

• providing an opinion on related party transactions,

• providing an opinion on compensation proposals for senior management, and

• reviewing certain exempted actions of the Board of Directors.

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

Our Corporate Practices Committee makes recommendations as to compensation for senior and middle management to the Board of Directors, which must approve such recommendations.

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

• hiring independent counsel and other advisors as it deems necessary to carry out its duties, including the review of related-party transactions; and

• overseeing the performance of our outside auditor.

Equity compensation plans and material revisions thereto require shareholder approval, subject to limited exemptions. §303A.08	In accordance with Mexican law, our shareholders have approved our existing equity compensation plans at shareholder meetings, which plans are carried out by the board with respect to our executives.

A listed company must adopt and disclose corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waiver for directors or executive officers within four business days of such determination. §§303A.09, 303A.10	We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. We are required by Item 16B of this Form 20-F to disclose any waivers granted to our chief executive officer, chief financial and accounting officer and persons performing similar functions.

The CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and must promptly notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the NYSE corporate governance listing standards. §303A.12	Our CEO will promptly notify the NYSE in writing if any executive officer becomes aware of any material noncompliance with any applicable provisions of the NYSE corporate governance rules.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of this Item.

Item 18.	Financial Statements

Reference is made to pages F-1 to F-136 of this annual report.

Item 19.	Exhibits

1.1	Amended and restated bylaws (estatutos sociales) of Empresas ICA, S.A.B. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006) (File No. 1-11080).

1.2	Amended and restated bylaws (estatutos sociales) of ICA-Fluor Daniel, S. de R.L. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File 1-11080).

2.1	Deposit Agreement dated April 1, 1992, as amended and restated as of June 30, 1997, and as further amended and restated as of August 30, 2007, among Empresas ICA Sociedad Controladora, S.A.B. de C.V. (f/k/a Empresas ICA, S.A. de C.V.), the Bank of New York, as Depositary, and Holders of American Depositary Receipts (incorporated by reference to our Form F-6 (File No. 333-07064) filed on August 30, 2007) (effective as of August 30, 2007).

3.1	Management Trust Agreement dated April 8, 1992, as amended on April 30, 2000 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000) (File No. 1-11080).

3.2	CPO Trust Agreement dated May 28, 1997 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 1996) (File No. 1-11080).

4.1	Participation Agreement dated as of June 14, 2000 thereto among Grupo Aeroportuario del Centro Norte, S.A. de C.V., the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Bancomext, and Aeropuertos y Servicios Auxiliares (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.2	Amendment No. 1 dated as of December 21, 2005 to the Participation Agreement dated as of June 14, 2000 thereto among Grupo Aeroportuario del Centro Norte, S.A. de C.V. (currently Grupo Aeroportuario Centro Norte, S.A.B. de C.V.), the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Bancomext, and Aeropuertos y Servicios Auxiliares (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.3	Amended and Restated Airport Concession Agreement relating to the Monterrey Airport dated June 29, 1998 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.4	Amended and Restated Consortium Agreement dated as of July 6, 2004 among Aeroports de Paris, Aeroinvest, S.A. de C.V. and VASA S.A. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.5	Amendment No. 1 dated as of December 13, 2005 to the Amended and Restated Consortium Agreement dated as of July 6, 2004 among Aeroports de Paris, Aeroinvest, S.A. de C.V. and VASA S.A. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.6	Amendment No. 2 dated as of September 5, 2006 to the Amended and Restated Consortium Agreement dated as of July 6, 2004 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006) (File No. 1-11080).

4.7	Lump-Sum Public Works Construction Contract (English translation) dated as of June 17, 2008 by and between the Government of the Federal District through the Directorate General of Transportation Works and Ingenieros Civiles Asociados, S.A. de C.V., as leader of a joint venture (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2008) (File No. 1-11080).

8.1	Significant subsidiaries.*

11.1	Code of Ethics (English translation) as amended on January 24, 2011 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2010) (File No. 1-11080).

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

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

Empresas ICA, S.A.B. de C.V.

By:	/s/ Alonso Quintana Kawage

Name: Alonso Quintana Kawage
Title: Chief Executive Officer

Date: April 29, 2013

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements of Empresas ICA, S.A.B. de C.V. and

Subsidiaries

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Empresas ICA, S. A. B. de C. V.

We have audited the accompanying consolidated statements of financial position of Empresas ICA, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income and other comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Empresas ICA, S.A.B. de C.V. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audits also comprehended the translation of Mexico peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3c. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of de Deloitte Touche Tohmatsu Limited

/s/ Ramón Arturo García Chávez

Ramón Arturo García Chávez

Mexico City, Mexico

April 26, 2013

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

(Thousands of Mexican pesos)

	Millions of U.S. dollars (Convenience Translation Note 3.c) December 31,	December 31,
	2012	2012	2011
Current assets:
Cash and cash equivalents (Note 6)	$440	Ps. 5,653,867	Ps. 4,844,965
Restricted cash (Note 6)	174	2,245,295	5,973,082
Customers, net (Note 7)	1,438	18,492,751	26,462,594
Other receivables, net (Note 11)	352	4,527,854	3,513,951
Construction materials inventory, net (Note 9)	62	791,793	1,077,308
Real estate inventories (Note 10)	180	2,318,260	3,711,999
Advances to subcontractors and other	136	1,752,029	2,218,125
Assets classified as held for sale	237	3,041,845	—

Current assets	3,019	38,823,694	47,802,024

Non-current assets:
Restricted cash (Note 6)	40	513,439	81,667
Customers, net (Note 7)	903	11,610,206	8,236,276
Real estate inventories (Note 10)	224	2,886,723	4,517,614
Financial assets from concessions (Note 12)	1,213	15,596,174	8,488,478
Intangible assets from concessions, net (Note 12)	1,312	16,872,452	14,768,140
Investment in associated companies (Note 12)	454	5,844,933	5,485,563
Property, plant and equipment, net (Note 13)	469	6,028,327	4,565,736
Derivative financial instruments (Note 21)	37	481,997	318,427
Investment properties (Note 14)	38	491,579	55,898
Prepaid expenses	46	598,467	848,293
Other assets, net (Note 15)	88	1,125,826	348,901
Deferred income taxes (Note 23)	608	7,813,961	3,371,056

Non-current assets	5,432	69,864,084	51,086,049

Total assets	$8,451	Ps. 108,687,778	Ps. 98,888,073

	Millions of U.S. dollars (Convenience Translation Note 3.c) December 31,	December 31,
	2012	2012	2011
Current liabilities :
Notes payable (Note 16)	$758	Ps. 9,742,571	Ps. 5,826,272
Current portion of long-term debt (Note 22)	92	1,182,775	13,888,201
Trade accounts payable	609	7,832,246	6,647,926
Income taxes (Note 23)	34	437,298	412,893
Accrued expenses and other (Note 17)	571	7,341,884	6,749,015
Provisions (Note 18)	145	1,870,893	2,155,245
Advances from customers	318	4,088,014	3,921,824
Liabilities directly associated with assets classified as held for sale	52	673,168	—

Current liabilities	2,579	33,168,849	39,601,376

Non-current liabilities:
Long-term debt (Note 22)	3,176	40,841,672	30,320,024
Taxes payable associated with tax deconsolidation (Note 23)	360	4,627,165	3,219,355
Deferred income taxes (Note 23)	378	4,864,706	1,780,080
Derivative financial instruments (Note 21)	129	1,658,110	897,626
Labor obligations (Note 35)	52	670,880	607,306
Provisions (Note 18)	44	569,705	493,386
Other long-term liabilities (Note 19)	127	1,624,981	1,144,818

Non-current liabilities	4,266	54,857,219	38,462,595

Total liabilities	6,845	88,026,068	78,063,971

Contingencies (Note 24)

STOCKHOLDERS’ EQUITY (Note 26):
Contributed capital:
Common stock	651	8,370,958	8,334,043
Additional paid-in capital	548	7,043,377	7,091,318

	1,199	15,414,335	15,425,361
Earned capital:
Reserve for repurchase of shares	144	1,850,000	1,850,000
Retained earnings (accumulated deficit)	37	476,544	(239,068)
Cumulative translation effects of foreign subsidiaries	11	141,229	337,180
Valuation of derivative financial instruments	(72)	(921,553)	(482,922)
Labor obligations and others	(12)	(148,554)	(82,631)

Controlling interest	1,307	16,812,001	16,807,920
Non-controlling interest (Note 29)	299	3,849,709	4,016,182

Total stockholders’ equity	1,606	20,661,710	20,824,102

Total liabilities and stockholders’ equity	$8,451	Ps. 108,687,778	Ps. 98,888,073

The accompanying notes are an integral part of these consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Income and Other Comprehensive Income

(Thousands of Mexican pesos, except per share data)

	Millions of U.S. dollars (Convenience Translation Note 3.c) December 31,	Year ended December 31,
	2012	2012	2011	2010
Continuing operations:
Revenues:
Construction	$3,040	Ps. 39,104,675	Ps. 33,920,383	Ps. 27,849,781
Concessions	343	4,407,951	3,129,808	2,102,123
Sales of goods and other	313	4,030,212	3,430,929	2,055,901

Total revenues	3,696	47,542,838	40,481,120	32,007,805

Costs:
Construction	2,747	35,327,304	30,741,641	24,940,301
Concessions	240	3,089,999	2,236,438	1,533,548
Sales of goods and other	179	2,302,921	1,424,657	1,109,925

Total costs (Note 31)	3,166	40,720,224	34,402,736	27,583,774

Gross profit	530	6,822,614	6,078,384	4,424,031
General expenses	280	3,601,966	3,098,889	2,438,762
Other (income) expenses, net (Note 32)	(36)	(460,494)	(494,692)	30,268

Operating income	286	3,681,142	3,474,187	1,955,001
Interest expense	207	2,659,213	1,798,155	1,348,031
Interest income	(42)	(534,432)	(286,111)	(349,845)
Exchange (gain) loss, net	(97)	(1,242,969)	1,566,522	(5,488)
Effects of valuation of derivative financial instruments	13	166,199	381,216	315,785

	81	1,048,011	3,459,782	1,308,483

Share in results of associated companies	6	75,967	(29,863)	(79,618)

Income before income taxes	199	2,557,164	44,268	726,136
Income tax expense (benefit) (Note 23)	54	694,227	(56,576)	151,264

Income from continuing operations	145	1,862,937	100,844	574,872
Discontinued operations:
(Loss) income from discontinued operations, net (Note 30)	(12)	(155,433)	1,689,445	396,040

Consolidated net income for the year	133	1,707,504	1,790,289	970,912

(Continued)

	Millions of U.S. Dollars (Convenience Translation Note 3.c) December 31,	Year ended December 31,
	2012	2012		2011		2010
Other comprehensive income:
Items that will not be subsequently reclassified to profit or loss:
Actuarial (losses) gains on labor obligations	(8)		(104,929)		(164,272)		37,576
Income tax relating to items that will not be subsequently reclassified to profit or loss(Note 23.i)	2		32,876		49,440		(11,436)

	(6)		(72,053)		(114,832)		26,140

Items that may be subsequently reclassified subsequently to profit or loss:
Translation effects of foreign subsidiaries	(16)		(208,809)		687,583		(203,228)
Valuation effects of derivative financial instruments	(87)		(1,119,240)		(106,972)		(485,022)
Valuation effects of derivative financial instruments of associated companies	(25)		(323,578)		(310,540)		(259,165)
Reclassification adjustments for amounts recognized in results for foreign operations disposed of in the year	—		—		(73,000)		—
Reclassification adjustments for amounts recognized in results for cash flow hedges	28		355,346		515,784		372,149
Reclassification adjustments for amounts recognized in results for cash flow hedges of associated companies	15		196,856		120,108		119,514
Income tax relating to reclassification adjustments for amounts recognized in results for cash flow hedges (Note 23.i)	(8)		(106,296)		(152,017)		(87,286)
Income tax relating to reclassification adjustments for amounts recognized in results for cash flow hedges of associates companies (Note 23.i)	(5)		(59,057)		(36,033)		(35,853)
Income tax relating to items that may be subsequently reclassified to profit or loss (Note 23.i)	36		470,387		114,350		205,780

	(62)		(794,391)		759,263		(373,111)

Total comprehensive income for the year	$65	Ps.	841,060	Ps.	2,434,720	Ps.	623,941

Consolidated net income attributable to:
Controlling interest	$88	Ps.	1,129,639	Ps.	1,480,289	Ps.	629,454
Non-controlling interest	45		577,865		310,000		341,458

Consolidated net income for the year	$133	Ps.	1,707,504	Ps.	1,790,289	Ps.	970,912

(Continued)

Total comprehensive income attributable to:
Controlling interest	$33	Ps. 429,134	Ps. 2,112,875	Ps. 283,653
Non-controlling interest	32	411,926	321,845	340,288

Total comprehensive income for the year	$65	Ps. 841,060	Ps. 2,434,720	Ps. 623,941

	Year ended December 31,
	2012	2011	2010
Basic and diluted earnings per common share of controlling interest from:
Continuing operations	Ps. 2.120	Ps.(0.331)	Ps. 0.360

Discontinued operations	Ps.(0.256)	Ps. 2.675	Ps. 0.611

Consolidated net income	Ps. 1.864	Ps. 2.344	Ps. 0.971

Weighted average shares outstanding (000’s)	606,233	631,588	648,183

(Concluded)

The accompanying notes are an integral part of these consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

(Thousands of Mexican pesos except for share data (Note 26))

		Contributed capital		Earned capital		Other comprehensive income
	Shares	Common stock	Addi- tional paid-in capital	Reserve for repur- chase of shares	Retained earnings (accumu- lated deficit)	Cumulative translation effects of foreign subsidia- ries	Valuation of financial derivative financial instruments	Labor obliga- tions	Controlling interest	Non- controlling interest	Total stockholders’ equity
Balance at January 1, 2010	645,687,012	Ps. 8,925,990	Ps. 7,024,998	Ps. 726,789	Ps.(979,586)	Ps.(36,345)	Ps.(484,874)	Ps. 6,061	Ps. 15,183,033	Ps. 3,526,212	Ps. 18,709,245
Decrease in non-controlling interest (Note 29)	—	—	—	—	—	—	—	—	—	(121,991)	(121,991)
Issuance of common stock	3,740,874	24,806	60,538	—		—	—	—	85,344	—	85,344
Effect from acquisition of noncontrolling interest	—	—	—	—	33,412	—	—	—	33,412	—	33,412
Consolidated comprehensive income:
Net income	—	—	—	—	629,454	—	—	—	629,454	341,458	970,912
Translation effects of foreign subsidiaries	—	—	—	—	—	(201,983)	—	—	(201,983)	(1,245)	(203,228)
Effect of valuation of derivative financial instruments of subsidiaries and associated companies	—	—	—	—	—	—	(169,958)	—	(169,958)	75	(169,883)
Labor obligations	—	—	—	—	—	—	—	26,140	26,140	—	26,140

Consolidated comprehensive income	—	—	—	—	629,454	(201,983)	(169,958)	26,140	283,653	340,288	623,941

Balance at December 31, 2010	649,427,886	8,950,796	7,085,536	726,789	(316,720)	(238,328)	(654,832)	32,201	15,585,442	3,744,509	19,329,951
Application of earnings from prior years	—	—	—	1,402,637	(1,402,637)	—	—	—	—	—	—
Issuance of common stock	3,785,611	52,175	5,782	48,236	—	—	—	—	106,193	—	106,193
Decrease in non-controlling interest (Note 29)	—	—	—	—	—	—	—	—	—	(50,172)	(50,172)
Repurchase of shares	(48,534,300)	(668,928)	—	(327,662)	—	—	—	—	(996,590)	—	(996,590)
Consolidated comprehensive income:
Net income	—	—	—	—	1,480,289	—	—	—	1,480,289	310,000	1,790,289
Translation effects of foreign subsidiaries	—	—	—	—	—	575,508	—	—	575,508	39,075	614,583
Effect of valuation of derivative financial instruments of subsidiaries and associated companies	—	—	—	—	—	—	171,910	—	171,910	(27,230)	144,680
Labor obligations	—	—	—	—	—	—	—	(114,832)	(114,832)	—	(114,832)

Consolidated comprehensive income	—	—	—	—	1,480,289	575,508	171,910	(114,832)	2,112,875	321,845	2,434,720

Balance at December 31, 2011	604,679,197	8,334,043	7,091,318	1,850,000	(239,068)	337,180	(482,922)	(82,631)	16,807,920	4,016,182	20,824,102
Issuance of common stock	6,885,385	94,898	—	47,285	—	—	—	—	142,183	—	142,183
Decrease in non-controlling interest (Note 29)	—	—	—	—	—	—	—	—	—	(89,622)	(89,622)
Repurchase of shares	(4,207,000)	(57,983)	4,574	(47,285)	—	—	—	—	(100,694)	—	(100,694)
Excess of the price paid over the carrying value of non- controlling interest	—	—	—	—	(414,027)				(414,027)	(488,777)	(902,804)
Derivative financial instruments	—	—	(52,515)	—	—	—	—	—	(52,515)	—	(52,515)
Consolidated comprehensive income:										—
Net income	—	—	—	—	1,129,639	—	—	—	1,129,639	577,865	1,707,504
Translation effects of foreign subsidiaries	—	—	—	—	—	(195,951)	—	—	(195,951)	(12,858)	(208,809)
Effect of valuation of derivative financial instruments of subsidiaries and associated companies	—	—	—	—	—	—	(438,631)	—	(438,631)	(146,951)	(585,582)
Labor obligations	—	—	—	—	—	—	—	(65,923)	(65,923)	(6,130)	(72,053)

Consolidated comprehensive income	—	—	—	—	1,129,639	(195,951)	(438,631)	(65,923)	429,134	411,926	841,060

Balance at December 31, 2012	607,357,582	Ps. 8,370,958	Ps. 7,043,377	Ps. 1,850,000	Ps. 476,544	Ps. 141,229	Ps.(921,553)	Ps.(148,554)	Ps. 16,812,001	Ps. 3,849,709	Ps. 20,661,710

The accompanying notes are an integral part of these consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

(Thousands of Mexican pesos)

	Millions of U.S. dollars (Convenience Translation Note 3.c) December 31,	Year ended December 31,
	2012	2012	2011	2010
Cash flows from operating activities:
Consolidated net income	$133	Ps. 1,707,504	Ps. 1,790,289	Ps. 970,912
Adjustments for:
Income taxes	54	694,227	(56,576)	151,264
Allowance for doubtful accounts	30	382,077	761,078	350,187
Provisions	92	1,181,551	2,910,228	2,416,284
Depreciation and amortization	76	979,886	1,261,140	1,191,713
(Gain) loss on sale of property, plant and equipment	(2)	(23,573)	(5,519)	21,312
Gain from changes in the fair value of investment properties	(34)	(435,681)	—	—
Adjustment for valuation of long-term investment	—	—	—	(10,654)
(Gain) loss on sale of investment in shares	—	—	(1,950,676)	9,682
Equity in results of non-consolidated associated companies	6	75,967	(29,863)	(79,618)
Interest expense	368	4,735,528	2,248,044	1,468,844
Amortization of issuance costs and financing commissions	5	71,641	89,201	—
Unrealized exchange rate fluctuation	(77)	(993,904)	2,577,166	(460,025)
Valuation of derivative financial instruments	13	166,199	381,940	299,485
Effects of discontinued operations (2012 includes adjustment to fair value of assets classified as held for sale)	47	605,737	163,107	369,435
Others	15	189,987	106,193	81,616

	726	9,337,146	10,245,752	6,780,437
Customers, net	401	5,149,038	(12,307,002)	(7,422,571)
Inventories and other assets	13	165,999	(261,810)	(131,528)
Real estate inventories	(2)	(22,225)	(890,781)	(127,954)
Other receivables	24	308,822	(2,793,377)	893,921
Financial assets from concessions	(549)	(7,059,397)	(5,015,004)	(1,697,484)
Interest accrued on financial concession asset	(92)	(1,183,243)	(479,739)	(419,052)
Trade accounts payable	72	926,548	(347,843)	232,092
Advances from customers	(14)	(182,352)	2,078,816	(1,420,887)
Other current liabilities	(88)	(1,127,932)	638,068	(794,085)
Income tax payments	(55)	(712,929)	(1,198,288)	(442,955)
Activities of discontinued operations	(9)	(112,519)	176,045	19,200

Net cash provided by (used in) operating activities	427	5,486,956	(10,155,163)	(4,530,866)
Cash flows from investing activities:
Investment in machinery and equipment	(36)	(464,867)	(405,306)	(492,040)
Dividends received	3	35,818	211,139	5,319
Other long term assets	(10)	(115,338)	(91,683)	(55,609)
Investment in concessions	(207)	(2,664,800)	(1,586,682)	(1,993,063)
Sale of property, plant and equipment	6	82,337	86,080	390,128
Loans (paid) received	—	—	(100,810)	86,075
Business acquisitions, net of cash received	(43)	(558,887)	(74,000)	(261,122)
Activities of discontinued operations	—	—	2,851,393	(82,785)

Net cash (used in) provided by investing activities	(287)	(3,685,737)	890,131	(2,403,097)

(Continued)

	Millions of U.S. dollars (Convenience Translation Note 3.c) December 31,	Year ended December 31,
	2012	2012	2011	2010
Cash flows from financing activities:
Proceeds from long-term debt	1,863	23,956,392	27,044,051	16,621,255
Payments of long-term debt	(1,601)	(20,585,214)	(7,091,819)	(6,862,378)
Payments of issuance costs and financing commissions	(62)	(793,757)	(511,580)	—
Derivative financial instruments	(78)	(999,550)	(350,409)	(534,570)
Payments under leasing agreements	—	(8,661)	(34,012)	(36,728)
Interest paid	(351)	(4,519,223)	(2,369,972)	(1,950,228)
Repurchase of shares	(8)	(100,694)	(996,590)	—
Decrease in noncontrolling interest	(93)	(1,197,025)	(15,390)	(93,502)
Increase in common stock	—	—	—	3,727
Activities of discontinued operations	—	—	(111,260)	(167,734)

Net cash (used in) provided by financing activities	(330)	(4,247,732)	15,563,019	6,979,842

Effects of exchange rate changes on cash	(3)	(40,600)	82,765	(68,231)

(Decrease) increase in cash, cash equivalents and restricted cash	(193)	(2,487,113)	6,380,752	(22,352)

Cash, cash equivalents and restricted cash at beginning of period	847	10,899,714	4,518,962	4,541,314

Cash, cash equivalents and restricted cash at the end of period	$654	Ps. 8,412,601	Ps. 10,899,714	Ps. 4,518,962

(Concluded)

The accompanying notes are an integral part of these consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Thousands of Mexican pesos, except as otherwise indicated)

1.	Nature of business

Empresas ICA, S.A.B. de C.V. and subsidiaries (“ICA” or, together with its subsidiaries, “the Company”) is a holding company incorporated in Mexico with over 65 years experience, the subsidiaries of which are engaged in a wide range of construction and related activities including the construction of infrastructure facilities as well as industrial, urban and housing construction, for both the Mexican public and private sectors. ICA’s subsidiaries are also involved in the construction, maintenance and operation of highways, bridges and tunnels granted by the Mexican government and foreign governments under concessions. Through its subsidiaries and affiliates, the Company also manages and operates airports and municipal services under concession arrangements. In addition, some of ICA’s subsidiaries are engaged in real estate and housing development. During 2012, ICA began to provide mining services, such as exploration activities and exploitation of mineral deposits, transportation and other related mining activities. ICA’s shares are traded on the Mexican Stock Exchange and the New York Stock Exchange. Its registered address is 36 Boulevard Manuel Avila Camacho, Piso 15, Lomas de Chapultepec, 11000 Mexico, D. F.

2.	Significant events

Business acquisitions – During 2012, ICA acquired Desarrolladora de Infraestructura Puerto Escondido, S.A. de C.V. (“DIPESA”) and San Martín Contratistas Generales, S.A. (“San Martín”), see details in Note 3.h.

Sale of horizontal housing developments – On November 30, 2012, Viveica, S.A. de C.V. (“Viveica”), a subsidiary of ICA, in its capacity as seller, entered into a purchase-sale agreement (the “Agreement”) with Corporate Services Javer, S.A.P.I. de C.V. (“Javer”), in its capacity as buyer, , for assets that belong to the horizontal housing business. The price set forth in the Agreement was Ps.1,441 million, which will be settled through the issuance of a promissory note for Ps.436 million, a cash payment of Ps.600 million to cover bank debt related to the assets and a promissory note for payments to subcontractors for Ps.405 million. The Agreement contains several conditions precedent, mainly related to the authorization of the Federal Competition Commission (“COFECO”) that, as of December 31, 2012, were not fulfilled, for which reason the sale was not effected as of that date. ICA’s management estimates that the sale will be effected in the second quarter of 2013.

On February 14, 2013, the Federal Competition Commission approved the transaction between Javer and Viveica. Therefore, within 20 business days from that date, the sale was effected, under as per the terms of the Agreement. See Note 3.g for further details.

The assets held for sale as of December 31, 2012 represent a major line of business of ICA, for which reason, their operations were classified as discontinued operations as of the date of the Agreement, in accordance with the International Financial Reporting Standards (“IFRS”) 5, Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”).

At December 31, 2012, the assets subject to the Agreement are classified as held for sale and are carried at fair value. An impairment loss of Ps.476 million was recognized to write the assets down to their fair value, which is presented in income from discontinued operations in the consolidated statement of income and other comprehensive income. Furthermore, the results generated by Viveica prior to the date of the Agreement have been reclassified as discontinued operations for 2012, 2011 and 2010.

Acquisition of non-controlling interest— In March 2012, ICA acquired the remaining 50% of the capital of Autopista Naucalpan Ecatepec, S.A. de C.V. (formerly Viabilis Infrastructura, S.A.P.I. de C.V.), which corresponded to the non-controlling interest as of that date. As a result of this purchase, ICA holds 100% of the project Rio de los Remedios Highway. The acquisition price was Ps.1.071 million, which was in excess of the carrying value of the non-controlling interest by Ps.414 million, which has been recorded in accumulated results in within stockholders’ equity of the controlling interest, as it represents an equity transaction between shareholders.

Agreement for the sale of Corredor Sur—In March 2010, the Company was approached by the Government of Panama, which expressed its interest in purchasing the Company’s investment in the Corredor Sur tollroad”. On August 24, 2011, the sale of the concession to Empresa Nacional de Autopistas, S.A. de C.V. (“ENA”), a company owned by the Government of Panamá was completed. The price established for the transaction was U.S. $420 million dollars. Simultaneously with the closing of the sale, ICA Panama paid approximately U.S $154 million dollars of outstanding bonds that were used to finance the construction of the Corredor Sur, which were originally issued in 2005, paying a premium to holders of U.S.$37 million dollars. ICA received approximately U.S.$125 million dollars, net, after expenses related to the transaction. Taxes incurred in Panama and the United States related to the sale are included in the consolidated statement of income and other comprehensive income as part of discontinued operations. A more detailed description is presented in Note 30.

Sale of the Service Provision Project (“PPS”) of Irapuato La Piedad y Querétaro Irapuato to RCO—In September 2011, the Company executed a contract for the sale of shares (the “Transaction”) with Red de Carreteras de Occidente, S.A.B., de C.V. (“RCO”) (affiliate company) to transfer to RCO all of the Company’s shareholdings in its subsidiaries Concesionaria Irapuato La Piedad, S.A. de C.V. (“CONIPSA”) and Concesionaria de Vías Irapuato Queretaro, S.A. de C.V. (“COVIQSA”).

The total cost of the Transaction was Ps.2,150 million, liquidated through Ps.1,550 million in additional shares issued by RCO and Ps.250 million in cash, as well as an additional payment, in-kind with stock, for Ps.350 million (the “Additional Payment”), the latter subject to certain conditions. As of December 31, 2011, the Additional Payment represented a contingent asset which is not recognized in the consolidated statement of financial position. During 2012, the contingent asset was canceled as the conditions precent to the Additional Payment were not fulfilled. As a result of this transaction, ICA recognized a gain of Ps.441 million that was recognized in other income in the consolidated statement of income and other comprehensive income. Additionally, ICA increased its share capital in RCO to 18.73%. The price of the Transaction was determined using discounted cash flows.

Acquisition and sale of subsidiaries—Through November 2011, ICA was a joint venture partner with Geoedificaciones, S.A.B. de C.V. (“GEO”), each participating 50% in the equity of Geoicasa, S.A. de CV (“Geoicasa”). In December 2011, ICA sold to GEO its participation in Geoicasa, which generated a profit of Ps.26 million, presented in other (income) expense, within operating income in the consolidated statement of income and other comprehensive income.

Gain on exchange rate fluctuation—The appreciation of the Mexican peso resulted in foreign exchange gain of Ps.994 million, as a result of the net monetary liability position of corporate debt in U.S. dollars. These exchange gains do not represent a cash inflow. At December 31, 2012 and 2011, the exchange rate used was Ps.12.86409 and Ps.13.9922, respectively, for the sale of U.S. dollars, which means that the peso had appreciated against the U.S. dollar of Ps.1.0913, equivalent to7.83%.

3.	Basis of presentation and consolidation

a.	Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS, including its amendments and interpretations, as issued by the International Accounting Standards Board (“IASB”).

The accompanying consolidated financial statements include all financial reporting standards and valuation requirements that affect the Company’s consolidated financial information, as well as the alternatives allowed by IFRS.

b.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the revaluation of investment property and financial instruments at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the valuation date.

c.	Convenience translation

Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2012 and for the year then ended have been translated into U.S. dollar amounts at the 48-hour sale exchange rate of 12.8609 pesos per U.S. dollar, as published by Banco Nacional de Mexico, S.A. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

d.	Reporting currency

The Mexican peso, legal currency of the United Mexican States is the currency in which the consolidated financial statements are presented. Transactions in currencies other than the peso are recorded in accordance with established policies described in Note 4.c.

e.	Consolidated statements of income and other comprehensive income

The Company chose to present the consolidated statement of income and other comprehensive income in a single statement, as well as presenting operating income in such statement. Costs and expenses were classified according to their function due to different economic activities and businesses of the Company. Additional information regarding depreciation expense, amortization expense and employee benefits are presented in Note 31.b.

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

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation. However, the balances and transactions related to construction contracts performed by companies in the construction segment for the benefit of the concessions segment were not eliminated in the consolidation process, as those construction revenues require recognition while the works are being executed. This principle, implemented by ICA, is established in the IFRS Interpretations Committee (formerly the International Financial Reporting Interpretations Committee) (“IFRIC”) Interpretation No. 12, Service Concession Arrangements (“IFRIC 12”).

The non-controlling interests in equity of subsidiaries are presented separately as non-controlling interests in the consolidated statements of financial position, within the stockholders’ equity section, and the consolidated statements of income and other comprehensive income.

Note 40 includes the subsidiaries consolidated by ICA as well as information related thereto.

Changes in ICA’s ownership interests in existing subsidiaries

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When ICA loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. The amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Company had directly disposed of the relevant assets (i.e. they are reclassified to profit or loss or transferred directly to retained earnings as specified by applicable IFRS). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

The results of subsidiaries acquired or divested during the year are included in the consolidated statement of income and comprehensive income from the acquisition date or the date of divestiture, as applicable.

g.	Sale of horizontal housing developments

The assets under the Agreement executed with Javer, mentioned in Note 2, are integrated by the following: land, construction in progress, completed projects, cash balances in bank accounts and accounts receivable. Obligations associated with the assets transferred as part of the transaction relate primarily to the transferred employees and the obligation or liability in connection with Viveica’s insurance policies, as well as the assumption of certain debt, which is described below. Consideration for the sale, transfer, assignment and delivery of assets acquired and liabilities assumed (the “Purchase Price”) is Ps.l,441 million plus value-added tax (“VAT”). On the Closing Date, as described below, Javer issued two promissory notes in favor of Viveica, one for Ps.436 million and another for Ps.405 million, the latter equivalent to amounts owed to subcontractors, as well as Ps.600 million in cash to cover bank debt related to the assets. When Viveica receives the promissory note for Ps.436 million, the amount will be invested in the capital stock of Javer, who will issue 1,740,407,501 Series B shares in favor of Viveica, equivalent to 23% of its capital stock. The conclusion of the sale of assets is subject to the fulfillment of certain conditions as follows:

Closing conditions—the sale of assets and transfer of related liabilities will be completed subject to fulfillment of the obligations established in the Agreement. The most significant obligation of the buyer is related to securing resources to make the cash payment of Ps.600 million, established in the Agreement. The transaction between Javer and Viveica is also subject to obtaining authorization by the COFECO, which was received in February 2013.

Closing Date—the closing of the transaction will take place within 20 business days following the date on which the “Closing Conditions”, described above, are fully satisfied. On the closing date, Viveica shall provide to Javer, permits and approvals from government authorities, contracts awarded and a certificate establishing that, as of the closing date, the statements made by Javer are true and correct. Also at the Closing Date, Javer should deliver to Viveica the promissory notes and minutes of meetings of shareholders at which formalize the issuance of 23% of its shares.

Adjustment to the purchase price—the value of the housing inventory shall be determined by mutual agreement between the buyer and seller or by decision of an independent engineer. Although the date of valutaion may be after the Closing Date, all estimates of the value of the inventory should be based on the projected Closing Date, upon the understanding that the actual Closing Date will be deferred to the date of determination of the value the housing inventory. Should the value of the housing inventory in any of the projects be less than the minimum amount and / or the minimum urbanization requirements are not reached in any of the projects, such minimum amounts established by the buyer and the seller, the purchase price will be reduced to the value of the promissory notes designated for payments to subcontractors.

At the date of issuance of the the accompanying consolidated financial statements, the Closing Conditions have not been fulfilled and the Closing Date was thus not achieved. Accordingly, Viveica’s net assets were classified in the consolidated statement of financial position as assets held for sale.

Determining the fair value of assets available for sale:

	December 31, 2012
	(Million pesos)
Real estate	Ps.	3,090
Trust		213
Fixed assets		51

Carrying amount of assets		3,354

Fair value of participation in equity of Javer		1,679
Cash		600
Subcontractor promissory note		405

Fair value of the consideration		2,684

Adjustment to fair value of assets classified as held for sale		670
Income tax		(194)

Net adjustment to fair value of assets classified as held for sale (1)	Ps.	476

(1)	Presented in discontinued operations in the consolidated statement of income and other comprehensive income.

h.	Business combination

During 2012 and 2011, ICA acquired business, which were recorded using the acquisition method. The results of the acquired businesses were included in the consolidated financial statements from the acquisition date. Businesses acquired are as follows:

2012	Principal activity	Date of acquisition	Proportion of voting equity interest acquired	Consideration transferred
DIPESA (formerly Concesionaria Omega Oaxaca, S.A. de C.V.) (1)	Concession	April 16, 2012	100%	Ps. 414,184
San Martin Contratistas Generales, S.A. de C.V. (2)	Construction services and mining operations	May 24, 2012	51%	957,946

				Ps. 1,372,130

(1)	DIPESA is the concession holder for the construction and operation of the Barranca Larga—Ventanilla highway located in the state of Oaxaca, Mexico.
(2)	Company located in Peru. The acquisition price includes a payment formula that considers several factors, including certain EBITDA margin levels of San Martín for the years 2012 to 2014, which if achieved, the amounts will be paid over the next five years. The purchase price is estimated to be between U.S. $18 million, the initial amount payable at closing and a maximum of U.S.$123 million, with an expected range between U.S.$80 million and U.S.$100 million, according to projections made by the Company.

The information presented below includes provisional amounts related to the value of the consideration to be paid and the value of the net assets acquired. The amounts will be finalized during the measurement period, which is twelve months from the acquisition date.

Consideration transferred

	San Martín	DIPESA
Cash	Ps. 255,871	Ps. 414,184
Contingent consideration	702,075	—

Total	Ps. 957,946	Ps. 414,184

Business acquisition costs

The acquisition-related costs have been excluded from the consideration transferred and have been recorded within general expenses for the period in the consolidated statement of income and other comprehensive income.

Assets acquired and liabilities recognized at the date of acquisition

	DIPESA	San Martín	Total
Assets:
Cash and cash equivalents	Ps. 14,280	Ps. 51,837	Ps. 66,117
Customers	—	541,623	541,623
Other current assets	11,242	111,206	122,448
Property, plant and equipment	—	305,523	305,523
Intangible asset from concession	460,691	—	460,691
Deferred income taxes	—	8,726	8,726

	486,213	1,018,915	1,505,128

Liabilities:
Current notes payable	—	119,123	119,123
Trade accounts payable	—	445,700	445,700
Other current liabilities	347	264,779	265,126
Long-term debt	—	91,884	91,884
Other long-term liabilities	—	28,186	28,186
Deferred income taxes	120,772	—	120,772

	121,119	949,672	1,070,791

Total net assets	Ps. 365,094	Ps. 69,243	Ps. 434,337

The receivables acquired (which are principally comprised trade receivables) in these transactions have an estimated fair value of Ps.542 million (San Martín), which is similar to their carrying amounts.

Goodwill arising on acquisition

	Fair value of total identifiable net assets	Non-controlling interests	Fair value of identifiable net assets acquired	Consideration transferred	Goodwill arising on acquisition
San Martín	Ps. 135,770	Ps. 66,527	Ps. 69,243	Ps. 957,946	Ps. 888,703
DIPESA	365,094	—	365,094	414,184	49,090

	Ps. 500,864	Ps. 66,527	Ps. 434,337	Ps. 1,372,130	Ps. 937,793

Appraisals of machinery and equipment were performed as of the acquisition date of San Martin, and the related values obtained were substantially equal to the carrying amounts of the related assets. Additionally, the Company has identified customer-related intangible asset, which are in the process of valuation as of December 31, 2012. Accordingly, the Company expects that the amount of goodwill may be modified as values are obtained during the measurement period, which is expected to conclude in 2013.

Net cash outflow on acquisition of subsidiaries

December 31, 2012
	San Martín	DIPESA
Consideration paid in cash	Ps. 255,871	Ps. 414,184
Less:
Cash and cash equivalents balances acquired	51,837	14,280

	Ps. 204,034	Ps. 399,904

Impact of acquisitions on the financial information of the Company

Below is consolidated pro forma financial information of ICA, considering the financial position and results of acquisitions as if they had occurred on January 1, 2011. This pro-forma information does not necessarily represent the actual financial position and results of operation of ICA if the acquisitions had been made as of such date. ICA’s Management consider these pro forma numbers to represent an approximate measure of the performance of the combined group on an annualized basis and to provide a reference point for comparison in future periods. Condensed financial information is as follows:

December 31, 2011
Consolidated financial position:
Current assets	Ps. 48,832,623
Investment in concessions	29,204,820
Other current assets	23,446,171
Current liabilities	(41,326,168)
Long-term debt	(30,474,033)
Other non-current liabilities	(8,851,604)
Stockholders’ equity	(20,831,809)

	Year ended December 31, 2011	Year ended December 31, 2012
Consolidated statements of income and other comprehensive income:
Revenues	Ps. 43,909,275	Ps. 49,745,349
Operating income	3,515,916	3,669,881
Consolidated net income	1,797,931	1,694,363

Included in consolidated net income for the year ended December 31, 2012 is Ps.7 million of loss attributable to the addition of DIPESA since its acquisition date, and Ps.99 million of income attributable to San Martín since its acquisition date. Revenue for the year ended December 31, 2012 includes Ps.122 million in respect of DIPESA and Ps. 2,032 million in respect of San Martín, since their respective acquisition dates.

In determining the pro forma’ revenue and profit of ICA, had DIPESA and San Martín been acquired at the beginning of January 1, 2011, the Company has:

•

Calculated depreciation of plant and equipment acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements;

•	Calculated borrowing costs on the funding levels, credit ratings and debt/equity position of the Company after the business combination.

4.	Significant accounting policies

The consolidated financial statements are prepared in accordance with IFRS. Preparation of financial statements under IFRS requires management of the Company to make certain estimates and use assumptions to value certain of the items in the consolidated financial statements as well as their related disclosures required therein. The areas with a high degree of judgment and complexity or areas where assumptions and estimates are significant in the consolidated financial statements are described in Note 5. The estimates are based on information available at the time the estimates are made, as well as the best knowledge and judgment of management based on experience and current events. However, actual results could differ from those estimates. The Company has implemented control procedures to ensure that its accounting policies are appropriate and are properly applied. Although actual results may differ from those estimates, the Company’s management believes that the estimates and assumptions used were adequate under the circumstances.

The consolidation requirements, accounting policies and valuation methods used in preparing the consolidated financial statements as of and for the year ended December 31, 2012 are the same as those applied in the consolidated financial statements for 2011 and 2010, including the adoption of new standards and interpretations described in paragraph a) (i) included below, which are effective from 2012 and did not have a significant effect on the preparation of the consolidated financial statements.

a.	Application of new and revised IFRS

i)	Effective January 1, 2012, the Company adopted the following standards and interpretations:

–	IFRS 7, Financial Instruments: Disclosures (“IFRS 7”), in 2012, ICA has applied the amendments to IFRS 7, Financial Asset Transfers in the current year. The amendments increase the disclosure requirements for transactions involving transfers of financial assets in order to provide more transparency about risk exposures when the financial assets are transferred.

–	IAS 1 (revised) Presentation of Financial Statements (“IAS 1”)—ICA has applied the amendments to IAS 1, Presentation of Items of Other Comprehensive Income in advance of the effective date (annual periods beginning on or after 1 July 2012). The amendments introduce new terminology for the statement of comprehensive income and income statement. Under the amendments to IAS 1, the ‘statement of comprehensive income’ is renamed the ‘statement of profit or loss and other comprehensive income’ and the ‘income statement’ is renamed the ‘statement of profit or loss’. The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories in the other comprehensive income section: (a) items that will not be reclassified subsequently to profit or loss and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis – the amendments do not change the option to present items of other comprehensive income either before tax or net of tax. The amendments have been applied retrospectively, and hence the presentation of items of other comprehensive income has been modified to reflect the changes. Other than the above mentioned presentation changes, the application of the amendments to IAS 1 did not result in any impact on profit or loss, other comprehensive income and total comprehensive income.

–	IAS 12, Income Taxes (“IAS 12”)—ICA has applied the amendments to IAS 12 Deferred Tax: Recovery of Underlying Assets in the current year. Those amendments require an entity to measure the deferred tax relating to an asset based on whether the entity expects to recover the carrying amount of the asset through use or sale. The IASB recognized that it can be difficult and subjective to assess whether recovery of an investment property, valued at fair value as set out in IAS 40, Investment Property (“IAS 40”), will be through use or sale. Therefore, this amendment introduces an exception that a rebuttable presumption exists that the recovery of investment property measured at fair value will be through sale. As a result of the amendments, SIC 21 Income Taxes—Recovery of Revalued Non-Depreciable (“SIC 21”), no longer applies to investment properties at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC 21. The implementation of the amendments to IAS 12 did not impact the determination of deferred tax in the accompanying consolidated financial statements.

ii)	The Company has not applied the following new and revised IFRSs that have been issued but that are not effective until January 1, 2013 or at a later date:

–	IFRS 9, Financial Instruments (“IFRS 9”) (3)

–	IFRS 10, Consolidated Financial Statements (“IFRS 10”)(1)

–	IFRS 11, Joint Arrangements (“IFRS 11”) (1)

–	IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”) (1)

–	IFRS 13, Fair Value Measurement (“IFRS 13”) (1)

–	Amendments to IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities. (“IFRS 7”) (1)

–	Amendments to IFRS 9 and IFRS 7 Mandatory Effective Date of IFRS 9 and Transition Disclosures. (3)

–	Amendments to IFRS 10, IFRS 11 Consolidated Financial Statements, Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities: Transition Guidance. (1)

–	IAS 19, (as revised in 2011) Employee Benefits (“IAS 19”) (1)

–	IAS 27, (as revised in 2011) Separate Financial Statements (“IAS 27”) (1)

–	IAS 28, (as revised in 2011) Investments in Associates and Joint Ventures (1)

–	Amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities and Related disclosures (“IAS 32”). (2)

–	Amendments to IFRS Annual Improvements to IFRSs 2009-2011 Cycle except for the amendment to IAS 1. (1)

(1)	Effective for annual periods beginning on or after 1 January 2013.
(2)	Effective for annual periods beginning on or after 1 January 2014.
(3)	Effective for annual periods beginning on or after 1 January 2015.

IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition. The main requirements of IFRS 9 are described below:

IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods.

In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability, that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss.

Previously, under IAS 39, the total amount of change in fair value of financial liabilities designated at fair value through profit or loss had been recognized in profit or loss for the year.

The Company has not early applied IFRS 9, and anticipates that it will be adopted in the consolidated financial statements for the annual period beginning on January 1, 2015. Therefore, management has not deemed it possible to reasonably estimate the effects of adoption as of the date of issuance of the accompanying consolidated financial statements.

In May 2011, a package of five standards on consolidation, joint arrangements, associates and disclosures was issued, including IFRS 10, IFRS 11, IFRS 12, IAS 27 (as revised in 2011) and IAS 28 (as revised in 2011). Also, in June 2012, Improvements to IFRS 10, 11 and 12 were published:

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements. SIC-12 Consolidation – Special Purpose Entities, will be withdrawn upon the effective date of IFRS 10. Under IFRS 10, there is only one basis for consolidation, that is, control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s return.

IFRS 11 introduces new accounting requirements for joint arrangements, replacing IAS 31. The option to apply the proportional consolidation method on jointly controlled entities is eliminated. In addition, IFRS 11 eliminates the concept concerning jointly controlled assets, and establishes only two types of joint arrangements, joint operations and joint ventures, depending on the rights and obligations of the parties. A joint operation is a joint arrangement whereby the parties that have joint control have rights to assets and obligations on liabilities. In this type of arrangement, each party recognizes the assets to which they have rights and liabilities which bear obligations as part of its other assets and liabilities. Joint ventures are joint arrangements whereby the parties that have joint control have rights to the net assets.

In addition, joint ventures under IFRS 11 should be accounted using the equity method, whereas jointly controlled entities under IAS 31 can be accounted using the equity method or proportionate accounting.

IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. The objective of IFRS 12 is that an entity should disclose information that helps users of financial statements evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interest on its financial statements. In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards.

IAS 27, Separate Financial Statements, includes the requirements for separate financial statements of controlling entities, which have not changed, including amendments in IAS 27; part of this IAS is replaced with IFRS 10.

IAS 28 is amended to conform to changes based on the issuance of IFRS 10, 11 and 12.

Amendments to IFRS 10, 11 and 12. The amendments explain that the “date of initial application” of IFRS 10 is the beginning of the reporting period in which IFRS 10 is applied for the first time. The amendments clarify how a reporting entity should adjust comparative periods retrospectively determining whether consolidation from the date of initial adoption under IFRS 10 is different from that under IAS 27 and SIC 12. When a reporting entity concludes, on the basis of the requirements of IFRS 10, it should consolidate an investee that was not previously consolidated, IFRS 10 requires an entity to apply purchase accounting in accordance with IFRS 3, Business Combinations, to measure the assets, liabilities and non-controlling interest in the investee at the date the entity obtains control (based on the requirements of IFRS 10). The entity should adjust retrospectively the comparative period. The amendments clarify which version of IFRS 3 should be used in different scenarios. When a reporting entity concludes, on the basis of the requirements of IFRS 10, that it should not consolidate an investee that was previously consolidated, IFRS 10 requires that interest on investment is measured at the amount that would have been measured if the requirements IFRS 10 had been in effect when the investor was involved in the investment. The entity should adjust retrospectively the comparative period. When control over the investee is lost during the comparative period (ie results in a sale), the amendments confirm that there is no need to adjust the comparative figures retrospectively (even though consolidation may have been different under IAS 27 and SIC 12). The amendments limit the requirement to present comparative information adjusted for the period immediately preceding the date of initial application.

It also eliminates the requirement to present comparative information for the disclosures relating to unconsolidated structured entities for any period prior to the first annual period in which IFRS 12 applies.

ICA’s management anticipates that the application of these five standards only will have an impact on disclosures in the consolidated financial statements, except with respect to the application of IFRS 11. The adoption of IFRS 11 is expected to change the classification and subsequent accounting of the Company’s investment in Autovía Necaxa Tihuatlán, S.A. de C.V., ICA Fluor, S. de R.L. de C.V. and subsidiaries, Rodio Kronsa, S.A., Los Portales, S.A., Suministro de Agua de Querétaro, S.A. de C.V., Aquos El Realito, S.A. de C.V., Constructora de Infraestructura de Aguas Potosí, S.A. de C.V., Constructora MT de Oaxaca, S. A. de C.V., Actica Sistemas, S. de R.L. de C.V., C7AI Servicios Industriales Especializados, S.A. de C.V., Infraestructura y Saneamiento de Atotonilco, S.A. de C.V. y Administración y Servicios Atotonilco, S.A. de C.V., which are entitied classified as jointly controlled entity under IAS 31 and have been accounted for using the proportionate consolidation method. Under IFRS 11, these entities will be classified as a joint ventures and will be accounted for using the equity method, which will have an impact on the amounts reported in the consolidated financial statements as of December 31, 2012 and 2011, when presented for comparison purposes in the consolidated financial statements for 2013, in which the standard will be initially adopted.

The estimated effects of adoption of IFRS 11 on the consolidated financial statements for the years ended December 31, 2012 and 2011, considering the elimination of proportionate consolidation and presenting such investments under the equity method, are as follows:

	2012	2011
	(Million pesos)
Statement of income and other comprehensive income:
Revenues	Ps. 37,406	Ps. 32,436
Operating income	3,047	2,874
Net income	1,707	1,790
Statement of financial position:
Current assets	35,839	43,027
Non-current assets	63,362	47,333
Current liabilities	28,898	35,388
Non-current liabilities	49,641	34,147
Statement of cash flows:
Cash and cash equivalents at the beginning of the year	8,858	2,923
Cash and cash equivalents at the end of the year	6,088	8,858
Other: Backlog	35,353	19,815

The business segment data is also expected to change upon adoption of IFRS 11.

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The Standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7, Financial Instruments: Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope.

Management considers that the application of the new standard may affect certain amounts reported in the financial statements and result in more extensive disclosures in the consolidated financial statements.

The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’.

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement.

The amendments to IAS 32 and IFRS 7 should be provided retrospectively for all comparative periods.

Management anticipates that the application of these amendments to IAS 32 and IFRS 7 may result in more disclosures being made with regard to offsetting financial assets and financial liabilities in the future.

The amendments to IAS 19 change the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. The amendments require all actuarial gains and losses to be recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus. Furthermore, the interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a ‘net-interest’ amount, which is calculated by applying the discount rate to the net defined benefit liability or asset.

Based on management’s preliminary assessment, when ICA applies the amendments to IAS 19 for the first time on January 1, 2013, retained earnings would be reduced by Ps.218 million, net of taxes, with the corresponding adjustments being recognized in the retirement benefit obligation and income tax liability. This net effect reflects a number of adjustments, including their income tax effects: a) full recognition of actuarial gains through other comprehensive income and decrease in the net pension deficit; b) inmediate recognition of past service costs in profit or loss and an increase in the net pension obligation and c) reversal of the difference between the gain arising from the expected rate of return on pension plan assets and the discount rate through other comprehensive income.

Annual improvements to IFRS 2009-2011

These amendments provide modifications to IAS 1, IAS 16, Property, Plant and Equipment (“IAS 16”), IAS 32 and IAS 34, Interim Financial Information (“IAS 34”).

•

The amendments to IAS 16 clarify that spare parts, stand-by equipment should be classified as property, plant and equipment when they meet the definition of property, plant and equipment in IAS 16 and as inventory otherwise. The management does not anticipate that the amendments to IAS 16 will be having significant effect on the ICA’s consolidated financial statements.

•

The amendments to IAS 32 clarify that income tax relating to distributions to holders of an equity instrument and to transaction cost of an equity transaction should be accounted for in accordance with IAS 12, Income Taxes. Management anticipates that the amendments to IAS 32 will have no effect on the ICA’s consolidated financial statements as the ICA already applies this policy in its consolidated financial statements.

b.	Reclassifications

Certain amounts in the consolidated financial statements for the years ended December 31, 2011 and 2010 have been reclassified to conform t the presentation of the amounts in the 2012 consolidated financial statements, mainly with respect to the reclassification of current real estate inventories of Ps.55,898 to investment property (see Note 14).

c.	Operations and transactions in foreign currency

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

The operations in which the functional currency and the recording currency are the same, the financial statements of the entity are translated to the reporting currency using the following exchange rates: i) the closing exchange rate in effect at the date of the statement of financial position for assets and liabilities, ii) historical exchange rates for stockholders’ equity as well as revenues, costs and expenses. Translation effects are recorded in comprehensive income (loss).

When the functional currency of a foreign transaction differs from the recording currency, before applying the terms of the preceding paragraph, the recording currency must be converted to the functional currency by using the following methodology: monetary assets and liabilities are converted by using the exchange rate in effect at the date of the statement of changes in financial position, while nonmonetary assets and liabilities, stockholders’ equity, income, costs and expenses must be considered at the historical exchange rate. Any differences arising from this method must be recognized in the results of the year.

The adjustments to goodwill and fair value arising on the acquisition of a foreign operation are considered like assets and liabilities of the transaction and are converted using exchange rate prevailing at the end.

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

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks (see paragraph (u) below for hedging accounting policies); and
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

e.	Construction materials inventories

Construction materials inventories are stated at the lower of cost, using average cost, or net realizable value. Cost is determined using the average cost method .Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Reductions to the value of inventories are comprised of estimates representing the impairment of inventories.

f.	Real estate inventories

Housing and housing development costs comprise at the cost of the acquisition of land, improvements and condition thereof, permits and licenses, labor costs, materials and direct and indirect costs. Borrowing costs incurred during the construction period is capitalized.

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

Expenditures for property, plant and equipment, including renewals and improvements which extend useful lives, acquired subsequent to the transition date to IFRS are capitalized and valued at acquisition cost.

Furniture and office equipment acquired before January 1, 2010 (IFRS transition date) included cumulative inflationary effects through December 31, 2007, representing the deemed cost of those assets. Additionally, at transition date the Company decided use expert appraisal valuations to value land, building and certain major machinery and equipment at their fair value, which represent the deemed cost of those assets.

Depreciation is recognized so as to write off the cost or deemed cost of assets (other than freehold land and properties under construction). Depreciation of buildings, furniture, office equipment and vehicles is calculated using the straight-line method over the useful life of the asset, taking into consideration the related asset’s residual value. Depreciation begins in the month in which the asset is placed in service. Depreciation of machinery and equipment is calculated according to the units of production method (machine hours used in regard to total estimated usage hours of the assets during their useful lives, which range from 4 to 10 years). Depreciation begins in the month in which the asset is placed in service. The useful lives of assets are as follows:

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

Disposal of assets

The gain or loss on the sale or retirement of an item of property, plant and equipment is calculated as the difference between the net income from the sale and the carrying value of the asset, and is recognized in income when all risks and rewards of ownership of the asset is transferred to the buyer, which generally occurs when ownership of the asset is transferred to the buyer.

Construction in progress

Construction in progress is carried at cost less any recognized impairment loss. Cost includes professional fees and, in the case of qualifying assets, borrowing costs capitalized in accordance with the accounting policy of the Company. Such properties are transferred to the appropriate categories of property, plant and equipment when completed and ready for intended use. The depreciation of these assets, as well as other properties, begins when the assets are ready for use.

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

Assets held under finance leases are depreciated over their estimated useful lives on the same basis as owned assets. However, when there is no reasonable certainty that ownership will be obtained by the end of the least term, assets are depreciated over the shorter of the lease term and their useful lived.

h.	Investment property

Investment properties are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes). Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at fair value. Gains and losses arising from changes in the fair value of investment properties are included in profit or loss in the period in which they arise.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the property is derecognized.

i.	Leasing

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

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy for borrowing costs (see paragraph j).

Assets held under finance leases are depreciated over their estimated useful lives on the same basis as owned assets.

Operating leasing

As lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized in profit using the same criteria used for the recognition of lease income.

As lessee

Any payment or collection made upon execution of an operating lease is treated as an advanced payment or collection that is recognized in results over the lease term, as the benefits of the leased asset are received or transferred.

The costs and expenses arising under operating leases are recognized in results using the straight line method during the term of the lease. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

j.	Borrowing costs

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

k.	Business combination

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the acquisition date, as well as the net assets and liabilities acquired. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed of the acquiree are recognized at their fair value accordingly to IFRS 3, Business Combination (“IFRS 3”), except that:

•	Deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 and IAS 19 respectively;

•

Liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Company entered into to replace share-based payment arrangements of the acquire are measured in accordance with IFRS 2, Share-based Payments (“IFRS 2”) at the acquisition date; and

•	Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 are measured in accordance with that standard.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

“Measurement period” is from the date of purchase until the company has obtained full information about facts and circumstances that existed at the date of acquisition, and can not exceed one year from the acquisition date.

When the consideration transferred in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Subsequent changes in fair value are adjusted against the cost of acquisition when they are classified as measurement period adjustments. Other changes in fair value of contingent consideration classified as an asset or liability in accordance with the relevant IFRS are recognized directly in income.

The accounting treatment for changes in fair value of contingent consideration that does not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), as appropriate, recognizing the corresponding gain or loss in the statement of income and other comprehensive income.

When a business combination is achieved in stages, the previously held equity interest in the acquiree is remeasured to fair value at the acquisition date (i.e. the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in results. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

l.	Investment in associated companies

An associated company is an entity over which ICA has significant influence and which is not a subsidiary or a joint venture. Significant influence is the power to participate in deciding financial and operating policies in the associated companies but does not imply control or joint control over those policies.

The results of associated companies are incorporated in the consolidated financial statements using the equity method, unless the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5.

Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets (“IAS 36”) as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

Upon disposal of an associate that results in the Company losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with IAS 39. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate. In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when it loses significant influence over that associate.

When a group entity transacts with its associate, profits and losses resulting from the transactions with the associate are recognized in the Company’ consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

m.	Investment in concessions

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

Financial assets are recorded at nominal value and subsequently valued at amortized cost by calculating interest through the effective interest method at the date of the financial statements, based on the yields determined for each of the concession contracts. Investments in concessions resulting in the recognition of an intangible asset are recorded at acquisition value or construction cost and are amortized over the concession period based on utilization rates (for example, vehicle traffic during the concession period for toll roads; volume of water treated for water treatment plants).

The Company recognizes and measures contractual obligations for major maintenance of the infrastructure in accordance with IAS 37. The Company considers that periodic maintenance plans for infrastructure, whose cost is recorded in expense in the period in which the obligation arises, are sufficient to maintain the concession in good operating condition, in accordance with the obligations specified by the grantor and to ensure the delivery of the related infrastructure in good operating use at the end of the term of the concession, ensuring that no additional significant maintenance costs will arise as a result of the reversion to the grantor.

n.	Government grants

Agencies of the Mexican government have provided grants to ICA to finance certain concesion investments. The conditions set forth with respect to the grants are approved the competent agencies.

ICA identifies government grants with assets for which the concession implies the purchase of the asset or the construction or acquisition of other assets, restricting the type or location of such assets or the periods during which they are to be acquired or held to match the terms and conditions of the grant.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognised in profit or loss in the period in which they become receivable.

Grants for the acquisition of assets are presented net against the related asset, and are applied to results over the same period and using the same amortization criteria as that of the related asset. When no basis exists to amortize a grant over a specific period, the grant is recognized in results when it becomes receivable, as noted above.
Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to them and that the grants will be received. Receipt of a grant does not provide conclusive evidence that the conditions attached to it have been or will be fulfilled.

o.	Prepaid expenses

Prepaid assets mainly consist of costs related to uncompleted construction contracts, (mainly related to insurance and performance bonds) which are recorded at historical cost and amortized over the estimated useful life of the asset, as applicable.

p.	Goodwill

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

The Company’s policy for goodwill arising from the acquisition of an associate is described in subsection (l) above.

When the fair value of the identifiable net assets acquired exceeds the consideration transferred, the amount of such excess is recognized in the consolidated statement of comprehensive income as a gain on purchase.

q.	Impairment of long-lived assets in use

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

r.	Investment units

Certain financial instruments are lined to inflation, such as those denominated in investment units (UDIs). UDIs are units of value established by the Bank of Mexico to address mortgage loan obligations or any financial or commercial transaction and are similar to a floating rate financial instrument. The value of the UDI increases daily to maintain the purchasing power of money and is published in the Official Gazette in Mexico. The value of UDIs is determined considering the Mexican National Consumer Price Index (“INPC”), taking into account inflation. The UDI-denominated financial instruments are valued at amortized cost. In determining the effective interest rate to measure debt instruments using the effective interest method, expected future changes in the value of the UDI are not taken into account. Changes in the value of the UDI during the year are recognized in the statement of income and comprehensive income.

As of December 31, 2012 and 2011 the UDI value was Ps.4.8746 and Ps.4.6923, respectively.

s.	Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets are classified into four categories, which in turn determine the form of recognition and valuation of financial assets and liabilities:

“Financial assets at fair value through profit or loss”, “investments held-to-maturity”, “financial assets available-for-sale” and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined by the administration of the Company upon initial recognition. The Company generally only has financial assets at fair value through profit or loss and loans and receivables.

In the consolidated statement of financial position, financial assets are classified into current and noncurrent, depending on whether their maturity is less than / equal to or greater than 12 months.

Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss when the financial asset is held for trading or it is designated fair value through results. A financial asset is classified as held for trading if:

•	It has been acquired principally for the purpose of selling it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

•	It is a derivative (except those designated as hedging instruments or that is a financial guarantee).

Financial assets at fair value through profit of loss are recorded at fair value, recognizing in results any gain or loss arising from their remeasurement. The gain or loss recognized in results includes any dividend or interest earned from the financial asset and is recorded in interest expense or income in the consolidated statements income and other comprehensive income. Fair value is determined as described in Note 25.f.

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

Impairment of financial assets

Financial assets other than financial assets at fair value through profit or loss are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For other financial assets, objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty; or

•	Breach of contract, such as a default or delinquency in interest or principal payments; or

•	It becoming probable that the borrower will enter into bankruptcy or financial reorganization; or

•	The disappearance of an active market for that financial asset because of financial difficulties.

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

Derecognition of financial assets

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised in other comprehensive income and accumulated in equity is recognized in results.

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

A financial liability is classified as held for trading if:

•	It has been acquired principally for the purpose of repurchasing it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that are managed together for which there is evidence of a recent pattern of making short-term profits, or

•	It is a derivative that accounting purposes does not comply with requirements to be designated as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at fair value through profit or loss upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•

The financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract (asset or liability) to be designated as at fair value through profit or loss.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in results incorporates any interest paid on the financial liability and is included in effects of valuation of derivative financial instruments in the statement income and other comprehensive income. Fair value is determined in the manner described in Note 25.f.

Other financial liabilities

Other financial liabilities, including loans, bond issuances and debt with lenders and trade creditors and other payables are valued initially at fair value, represented generally by the consideration transferred, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in results.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial asset or liability and of allocating interest income or cost over the relevant period. The effective interest rate is the rate that exactly discounts future cash receivable or payable (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial instrument, or (where appropriate) a shorter period, to the carrying amount of the financial asset or liability on its initial recognition. When calculating the effective interest rate, all cash flows must be estimated (for example, prepayment, call options “call” and the like) except for future credit losses. The calculation must include all commissions and payments or receipts between the parties to the financial instrument, including other premiums or discounts.

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

Fair value hierarchies

Fair value is determined according to the elements available to the Company based upon different hierarchical levels established by IFRS 7:

Level 1: Fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Data different than the quoted price included within Level 1 that are observable for the financial instrument, both directly (ie, prices) and indirectly (ie, inputs to valuation).

Level 3: Data for the instrument is not based on observable market data.

t.	Risk management policy

ICA is exposed to risks that are managed through the implementation of systems related to identification, measurement, limitation of concentration, and supervision. The basic principles defined by ICA in the establishment of its risk management policy are the following:

•	Compliance with Corporate Governance Standards

•

Establishment, by each different business line and subsidiary, of risk management controls necessary to ensure that market transactions are conducted in accordance with the policies, rules and procedures of the Company

•	Special attention to financial risk management, basically composed by interest rate, exchange rate, liquidity and credit risks (see Note 25).

Risk management in ICA is mainly preventive and oriented to the medium—and long-term, taking into considertaion the most probable scenarios of evolution of the variables affecting each risk.

u.	Derivative financial instruments

The Company underwrites a variety of financial instruments to manage its exposure to the risks of volatility in interest rates and exchange rates, including foreign currency forward contracts, interest rate swaps and combined interest rate and foreign exchange swaps (cross currency swaps) related to the financing of its concession projects and construction. Note 21 includes a more detailed explanation of derivative financial instruments.

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

Hedge accounting

The Company contracts hedging instruments, which hedge risks of changes in foreign exchange and interest rates, and are accounted for as either fair value hedges or cash flow hedges.

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

Note 21 includes details of the fair values of derivative instruments used for hedging purposes.

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in the line item in the statement of income and other comprehensive income relating to the hedged item.

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

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to results in the periods when the hedged item is recognized in results, in the same line item in the statement of income and other comprehensive income where the hedged item is recognized. However, when a forecasted transaction that is hedged gives rise to the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and are included in the initial measurement of the cost of the non-financial asset or non-financial liability.

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

The Company has no significant effects arising from embedded derivatives at the end of the periods reported.

Hedges of net investments in foreign operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income and accumulated under the heading of foreign currency translation reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in interest expense or income.

Gains and losses on the hedging instrument relating to the effective portion of the hedge accumulated in the foreign currency translation reserve are reclassified to profit or loss on the disposal of the foreign operation.

v.	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, when it is probable that the Company will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties associated with the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

The main provisions recognized by the Company are for major maintenance (for concession assets), completion of construction and machinery leasing and related guarantees, and are classified as current or noncurrent based on the estimated time period to settle the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Provisions for major maintenance

The Company is required to perform major maintenance at its airports, as stated in the concession agreement with the Mexican Government. Major maintenance estimates are based on the Master Development Plan (“MDP”), which is reviewed and updated every five years. These contractual obligations to maintain and restore the infrastructure of airports are recognized as a provision in the consolidated statement of financial position, based on cost estimates that are required to comply with the present obligation at the end of the reporting period. When the effect of the time value of money is material, the amount of the provision is equal to the present value of the expected outlflow that will be required to settle the obligations. When using discounted cash flows, the carrying amount of the provision increases in each period to reflect the passage of time and the increase is recognized as interest expense. Subsequent to initial recognition, provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. Adjustments to provisions are from three sources: (i) revisions to estimated cash flows (both with respect to quantity and time), (ii) changes in the present value by the passage of time, and (iii) review of the discount rates to reflect current market conditions.

In the periods following initial recognition and valuation of the provision of maintenance to its present value, the provision is reviewed in order to reflect estimated cash flows as of the valuation date.

The discount related to the passage of time is unwound and is recognized within interest expense. Any revised estimates of the amount and timing of cash flows is a new measurement of the provision and is recorded in operating income within the statement of income and other comprehensive income.

Contingent liabilities acquired in a business combination

Contingent liabilities acquired in a business combination are initially measured at fair value at the acquisition date. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognised in accordance with IAS 37 and the amount initially recognised less cumulative amortisation recognised in accordance with IAS 18 Revenue.

w.	Reserve for repurchase of shares

The Company records a reserve for the repurchase of shares from amounts appropriated from retained earnings, to strengthen the supply and demand of its shares in the stock market, as permitted by Mexican Securities Law. The shareholders authorize the maximum disbursement for the repurchase of shares.

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

x.	Statutory employee profit sharing (PTU)

Certain subsidiaries are subject to PTU payment stemming from legal dispositions, which is recorded in the results of the year in which it is incurred and presented under general expenses in the consolidated statements of income and other comprehensive income.

y.	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. The tax currently payable is based on taxable profit for the year and is the greater of regular income tax (“ISR”) or the Business Flat Tax (“IETU”). Taxable profit differs from profit as reported in the consolidated statement of income and other comprehensive income because of items of income or expense that are taxable or deductible in periods different from when they are recognized in accounting profit. IETU is determined based on cash flows, considering the income received less the expenditures authorized by law. The income tax incurred will be the higher of ISR and IETU.

ICA is authorized by the Ministry of Finance and Public Credit of Mexico to prepare its ISR returns on a consolidated basis, which includes the proportional tax profit or loss of its Mexican subsidiaries. The tax provisions of foreign subsidiaries are determined based on taxable income of each individual company. As opposed to ISR, the parent and its subsidiaries will incur IETU on an individual basis. Income tax incurred is the higher of ISR and IETU. Of those subsidiaries that incur IETU, the only amount of IETU recognized is the excess owed over ISR.

Deferred income taxes are recognized for the applicable temporary differences resulting from comparing the accounting and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Except as mentioned in the following paragraph, deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized for all deductible temporary differences and the expected benefit of tax losses. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

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

Current and deferred taxes are recognized as income or expense in profit or loss, except when it relates to items recognized outside of profit or loss, as in the case of other comprehensive income, stockholders’ equity items, or when the tax arises from the initial recognition of a business combination, in which case the tax is recognized in other comprehensive income as part of the equity item in question or, in the recognition of the business combination, respectively.

z.	Retirement benefit cost

The costs of direct employee benefits and contributions to defined benefit and defined contribution plans are recognized as an expense when employees have rendered service entitling them to the benefits.

For defined benefit retirement plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period. Actuarial gains and losses are recognized in other comprehensive income and are amortized over the expected average remaining working lives of the employees. The costs of prior services are recognized when direct benefits are received; when they are recognized with respect to retirement benefits, they are amortized by utilizing the straight line method based on the average period until benefits are effectively acquired.

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

aa.	Share-based payments

Based on IFRS 2, a share-based payment of ICA, granted to executives, is classified as an equity instrument, and is recognized when the services are received by the Company subsequently settled by delivering shares. The cost of equity an instrument reflects their fair value at the date of grant and is recognized in earnings during the period in which the executive rights to the benefit accrue.

bb.	Revenue recognition

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

Construction Contracts

Revenues from construction contracts are recognized using the percentage-of-completion method based on the costs incurred method or the units of work method, considering total costs and revenues estimated at the end of the project, in accordance with IAS 11, Construction Contracts (“IAS 11”). The percentage-of-completion method provides an understanding of the performance of the project in a timely manner, and appropriately presents the legal and economic substance of the contracts. Under this method, revenue from the contract is compared against the costs incurred thereof, based on percentage-of-completion, which will determine the amount of revenue, expenses and income that can be attributed to the portion of work completed.

To use the percentage of completion method, the following requirements should be met: (i) the contract must clearly specify legal rights relating to goods or services to be provided and received by the parties, the consideration to be paid and the terms of the agreement, (ii) the contract must specify the legal and economic right to receive payment for work performed while the contract progresses, (iii) it is expected that the contractor and the customer fulfill their contractual obligations, and (iv) that, based on the budget and the work contract, they can determine the total revenues, the total cost to be incurred and the estimated profit.

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

The basis for costs used to calculate the percentage of completion in accordance with the costs incurred method considers: (i) costs that relate directly to the specific contract, (ii) indirect costs related to contract activity and that can be identified with a specific contract, and (iii) any other costs that may affect the customer under the terms agreed in the contract. Costs that relate directly to a specific contract include all direct costs as raw material, labor, costs of subcontracting, manufacturing costs and supply of equipment carried out in independent workshops, project startup costs and depreciation . Indirect costs that are assignable to the contract include: indirect labor, administrative payroll, housing camps and related costs, quality control and inspection, internal and external oversight of the contract, insurance costs, bonds, depreciation, amortization, repair and maintenance.

The costs which are excluded are: (i) general administrative expenses that are not included under any form of reimbursement in the contract, (ii) selling expenses, (iii) the costs and expenses of research and development that have not been considered reimbursable by the contract, and (iv) depreciation of machinery and equipment not used in the specific contract even when available for a specific contract, if the contract does not allow revenue for such concept. Additionally, costs for work performed in independent workshops and construction in-process are excluded until their receipt or use, and are recorded as assets until such time.

Estimates of the costs of construction contracts are based on assumptions which may differ from the actual cost over the life of the project. The cost estimates are reviewed periodically, taking into account factors such as increases in the prices of materials, amount of work to be performed, inflation, exchange rate fluctuations, changes in contract specifications due to adverse conditions, provisions that are recorded in accordance with construction contracts throughout the duration of projects, including those relating to penalty clauses, completion and commissioning of the projects and the rejection of costs by customers, among others. If, as a result of this evaluation, there are modifications to the revenue or cost previously estimated, adjustments are made for the percentage of completion and if there are indications that the estimated costs to be incurred to completion of the project will exceed the expected revenue, a provision is recognized for estimated contract loss in the period in which it is determined. Revenues and estimates costs may be affected by future events. Any changes in these estimates may affect the results of the Company.

A variation on the extent of the work may be due to several factors, including: improvements in the construction process due to reduced supplies or runtime, local regulatory changes and changes in the conditions for the execution of the project or its implementation, design changes requested by the customer and the geological conditions not included in the original plan. Additionally, and in order to identify possible changes in contracts, ICA has implemented a method by which these changes can be identified and reported, the amounts can be quantified and approved and the changes can be implemented efficiently on projects. A variation is included in contract revenue when: a) it is probable that the customer will approve the changes and the amount of revenue resulting from the change, and

b) the amount of revenue can be reliably measured. Claims or incentives for early completion are recognized as part of the revenue of a contract, provided that there is sufficient evidence that the customer will authorize payment for these items. Consequently, claims and incentives are included in contract revenue only when: a) negotiations have reached an advanced stage such that it is probable that the customer will accept the claim, and b) the amount that probable to be accepted by the customer can be determined reliably. With respect to incentive payments, revenues are recognized only when the execution of the contract is significantly advanced to conclude that the specified standards of performance will be achieved or exceeded and the amount of the incentive payment can be measured reliably.

In projects financed by the Company in which the value of the contract includes revenues from work execution and financing, only borrowing costs directly related to the acquisition or construction of assets (less any yield obtained by the temporary investment of such funds and the foreign exchange loss to the extent it is an adjustment to interest costs) are attributed to contract costs. Borrowing costs that exceed estimates and are not contractually reimbursed by customers are not part of the contract costs. In these types of contracts, the collection of the contract amount from the client may take place at the end of the project. However, periodic progress reports are presented to and approved by the customer, which form the basis for the Company to obtain where appropriate, financing for the project in question.

When a contract includes the construction of several facilities, the construction of each is considered a separate profit center when: (i) separate proposals have been submitted for each facility, (ii) each facility has been subject to separate negotiations and and the contractor and customer have been able to accept or reject that part of the contract relating to each asset, and (iii) revenue, costs and profit margin of each facility can be identified.

A group of contracts, whether with one or more customers, are managed as a single profit center if: (i) the group of contracts had been negotiated as a single package, (ii) the contracts are so closely interrelated that they are, in effect, part of a single project with an overall profit margin, and (iii) the contracts are performed simultaneously or in in a continuous sequence.

The Company does not offset the profit and loss from separate profit centers. The Company also ensures that when several contracts comprise a profit center, a combined result is presented.

Under the terms of various contracts, revenue recognized is not necessarily related to the amounts billable to customers. Management periodically assesses the reasonableness of its receivables. In cases where there are indications of difficulty of their recovery, estimates for doubtful accounts are recognized thorugh results of the year they are determined. The estimate is based on the best judgment of the Company under the circumstances prevailing at the time of determination, modified by changes in circumstances.

The line item “Cost and Estimated Earnings in Excess of Billings on Uncompleted Contracts” included in the heading of “Customers”, originates from construction contracts and represents the difference between the costs incurred plus recognized profit (or less any recognized losses) and less certifications made for all contracts in progress, in excess of the amount of the certificates of work performed and invoiced. Any amounts received before work has been performed are included in the consolidated statement of financial position as a liability, as advances from customers. Amounts invoiced from the performed work but not yet paid by the customer are included in the consolidated statement of financial position as trade and other receivables.

Infrastructure concessions

In accordance with IFRIC 12, for both financial concession assets and intangible concession assets, the revenues and costs related to construction or improvements during the construction phase are recognized in revenues and construction costs.

Revenues stemming from the financing of the investment in concessions are recorded in the statement of income and other comprehensive income as they accrue and are presented within the sales of goods and other revenues line item.

Revenues from the operation of concession projects are recognized as concession revenues, as they accrue, which is generally at the time vehicles make use of the highway and pay the respective toll in cash or electronically at toll collection booths. Revenues are derived directly from users of the concession, or at times, from the grantor of the concession. Aeronautical services revenues consist of the right of use of airports (TUA), which are recognized when services are provided. Prices for the services rendered are regulated by the grantor. In concessions involving toll revenues, tariff revisions do not apply until their effective date of application.

Real estate sales

According to IFRIC 15, Agreements for the Construction of Real Estate and IAS 18, revenues derived from sales of low—and medium-income housing and real estate are recognized as revenue once the house or real estate development is completed and the rights, benefits and obligations related to the property have transferred to the buyer, which occurs upon formalization of the deed.

Real estate inventories are divided into two large segments: land held for development and inventories in-progress (which include both houses under construction and unsold finished houses).

Mining services

Revenues from the rendering of mining services are recognized based on the stage of completion based on the services contracted with and approved by the customer.

Interest income

Interest income is recorded on a periodic basis, with reference to capital and the effective interest rate applicable.

Leasing revenues

The Company’s policy for recognition of revenue from operating leases is described in subparagraph i) of this note (the Company as lessor).

cc.	Basic and diluted earnings per share

Basic earnings per share is computed over three levels of income, dividing: a) income from continuing operations attributable to the controlling interest, b) income from discontinued operations attributable to the controlling interest and c) the net income of the controlling interest, over the weighted average number of common shares outstanding during the year. The dilutive effect of the Company’s potential ordinary shares does not have a significant material effect on the Company’s determination of earnings per share; thus diluted earnings per share approximates basic earnings per share during the years ended December 31, 2012, 2011 and 2010.

5.	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company’s accounting policies, which are described in Note 4, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

a.	Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations (see paragraph b), performed by management throughout the process of applying the accounting policies of the Company and that have the most significant effect on the amounts recognized in the consolidated financial statements.

•	ICA has a benefit from tax losses generated by tax reforms related to the consolidation regime, for which it has assessed the recoverability and concluded that it is appropriate to recognize a related deferred income tax asset.

•	For the determination of deferred taxes, the Company prepares projections of future taxable income for period over which deferred taxes will reverse, in order to establish whether it expects to pay IETU or ISR in those years for purposes of determining the basis of the deferred income tax. The Company has noted that certain subsidiaries will only incur ISR, while others will only incur IETU; it has therefore recognized deferred taxes by using the basis applicable for each legal entity.

•	The Company is subject to transactions or contingent events over which professional judgment is exercised in developing estimates of probability of occurrence of probable outflows associated with adverse outcomes. The factors considered in these estimates are the legal merits of the case, as substantiated by the opinion of the Company’s legal advisors.

b.	Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

•	Determining profit margin and the degree of progress in construction contracts (see Note 4.bb).

•	In order to estimate doubtful accounts receivable, among other elements, the Company considers the credit risk derived from the customer’s financial position and any significant collection delays based on the terms agreed in construction service agreements (see Note 7).

•	The realizability of real estate inventory (see Note 4.f).

•	Fair value of assets acquired in business combinations (see Note 3.h).

•	The Company reviews the estimated useful life and depreciation method used for tangible and intangible assets derived from concessions at the end of each reporting period and the effect of any changes in estimates are recognized prospectively. Annually, to assess any evidence of impaired assets, the Company prepares a value in use calculation assigned to each cash-generating unit, in the case of certain assets. The estimate of value in use requires the Company to determine future cash flows to be derived from the cash generating units and an appropriate discount rate to calculate the present value. The Company uses cash flow projections of revenue based on estimates of market conditions, the calculation of prices and volumes of traffic.

•	The Company reviews the estimated useful lives and residual values of property, plant and equipment at the end of each annual period. Based on the detailed analysis, Company management makes modifications in the useful lives of certain property, plant and equipment. The level of uncertainty associated with estimates of useful lives is related to changes in the market and use of assets because of production volumes and technological development.

•	The estimates made by the independent appraisers in determining the fair value of investment property (see Note 4.h).

•	In determining whether goodwill is impaired, the Company makes an estimate of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires that the Company to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

•	Management prepares estimates to determine and recognize the provision necessary for the maintenance and repair of highways and other infrastructure under concession, which affects the results of the periods in which the infrastructure under concession becomes available for use and through the date on which the maintenance and/or repair work is performed.

•	The Company makes estimates for obligations required upon completion of projects and rental and maintenance of machinery, which are determined based on the stage of completion of projects and hours of use in the case of machinery.

•	The Company values and recognizes derivatives at fair value, regardless of the purpose for holding them. Its bases fair value on market prices for derivatives traded in recognized markets. If no active market exists, the derivative instrument is valued using the valuations of counterparties (valuation agents) verified by a price provider authorized by the National Registry of Securities (Registro Nacional de Valores). These valuations are based on methodologies recognized in the financial sector and are supported by sufficient and reliable information. Note 21 contains a description of the techniques and methods utilized to value derivative financial instruments.

•	To determine certain provisions, the Company uses factors related to lead times for construction contracts and production volume, as well as hours of use for owned and leased machinery.

•	The assumptions used in the calculation of retirement benefit obligation to employees (see Note 4.z).

Although these estimates were made based on the best information available at December 31, 2012, it is possible that events may take place in the future that will require their modification (increases or decreases) in subsequent years, which such modification would be made prospectively in the Company’s consolidated financial statements.

6.	Cash and cash equivalents

For purpose of the cash flow statement, cash and cash equivalents include cash on hand and held in bank accounts as well as investments in money market instruments and restricted cash.

a.	Cash and cash equivalents at each period end as shown in the statement of financial position are composed as follows:

	December 31,
	2012		2011
Cash	Ps.	1,317,572	Ps.	1,913,512
Cash equivalents:
Bank paper		2,582,357		1,449,687
Government securities		874,542		433,478
Commercial paper		506,047		689,417
Bank certificates of deposits		42,366		—
Other		330,983		358,871

Total cash and equivalents (1)	Ps.	5,653,867	Ps.	4,844,965

b.	Restricted cash and cash equivalents are as follows:

	December 31,
	2012		2011
Cash	Ps.	2,245,295	Ps.	5,973,082
Government securities		485,519		4,774
Other		27,920		76,893

Total (1)		2,758,734		6,054,749
Long-term		513,439		81,667

Current	Ps.	2,245,295	Ps.	5,973,082

(1)	At December 31, 2012 and 2011, total cash, cash equivalents and restricted are Ps.8,413 million and Ps.10,899 million, respectively.

Restricted cash represents cash and cash equivalents of the trusts created for concessions, and are affected by the collection of tolls, net of payments of operating expenses and maintenance of concession projects, and funds are assigned based on credit agreements and the trust agreement in effect. The use of these funds is restricted to the payment of the release of rights of way, construction, operation and maintenance of concessions and for payment and guarantees of debt. At December 31, 2012 and 2011, restricted cash includes a balance of Ps.942 million and Ps.4,838 million, respectively corresponding to the proceeds from the placement of the Market Trust Bond mentioned in Note 22, which such funds are managed by the issuing trust and are to be used for the construction of social infrastructure.

7.	Customers

a.	At December 31, 2012 and 2011, the balance of short-term customers is as follows:

	December 31,
	2012		2011
Billings on contracts (1)	Ps.	4,280,111	Ps.	14,654,044
Retained billings on contracts		108,439		115,261
Guarantee deposits		72,963		32,735
Notes receivable		669,994		1,022,397
Less: Advanced payments received on contracts		(42,878)		(2,409)

		5,088,629		15,822,028
Cost and estimated earnings in excess of billings on uncompleted contracts (1)		14,573,838		11,740,957
Allowance for doubtful accounts		(1,169,716)		(1,100,391)

Total customer receivables from sales and services	Ps.	18,492,751	Ps.	26,462,594

(1)	As of December 31, 2012, the balance of billings on contracts and cost and estimated earnings in excess of billings on uncompleted contracts included Ps.824 million and Ps.629 million, respectively and as of December 31, 2011, included Ps.12,931 million and Ps.1,109 million, respectively, from the La Yesca Hydroelectric Project. In conformity with the financed public works mixed-price contract executed with the Comisión Federal de Electricidad (“CFE”) in November and December 2012 CFE signed the provisional acceptance of the first and second turbogenerator unit of La Yesca, respectively. As a result of this, ICA received the first and second payment in the amount of the U.S.$700 and U.S.$342 million, which were applied in full to settle debt related to the project. The contract receivables and the cost and estimated earnings in excess of billings on uncompleted contracts bear annual interest at an average 5.24% rate.

Customer receivables disclosed above are classified as loans and receivables and are therefore measured at amortized cost.

ICA’s Management considers the carrying amount of accounts receivable represents its fair value. There is no interest charged on current accounts receivable as classified as customers. At December 31, 2012, the Company recognized an allowance for doubtful accounts of Ps.1,170 million, determined based on the experience of counterparty default and an analysis of their current financial position. Besides customers mentioned in Note 37, no other customer represents more than 5% of the total balance of accounts receivable.

ICA’s principal customers are concentrated in the construction segment and represent 82%, 84% and 87% of total consolidated revenues for the years ended December 31 2012, 2011 and 2010, respectively. See Note 37.

The management of accounts receivable and the determination of the need for a reserve are carried out by each individual entity that forms part of the consolidated financial statements, as each entity has more thorough knowledge of the financial situation and relationship with each of its customers. However, in each of the Company’s lines of business, certain guidelines exist regarding specific characteristics that each customer must possess depending on the nature of the line of business.

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

Accounts receivable to customers include amounts that are past due at the end of the reporting period (see analysis below for aging), but for which the Company has not recognized any allowance for bad debts since there has been no significant change in credit quality and the amounts are still considered recoverable. The Company does not maintain any collateral or other credit enhancement on those balances, nor does it have the legal right of offset against any amount owed by the Company to the counterparty.

b.	Aging of past due but not impaired

	December 31,
	2012			2011
Up to 120 days	Ps.	6,888,655		Ps.	4,880,378

120 to 360 days		5,468,978			3,399,695
More than 360 days		3,617,906			1,413,545

		9,086,884	(1)		4,813,240

Total	Ps.	15,975,539		Ps.	9,693,618

Average age (days)		213			207

(1)	At December 31, 2012, includes Ps.2, 142 million with respect to the Metro Line 12 project (Note 24), Ps.824 million related to the La Yesca project and Ps.1, 126 million related to the Eastern Discharge Tunnel and other projects in which management of the Company considers that in accordance with the contracts and the credit quality of its customers, as well as other elements regarding the nature of the receivables, an allowance for doubtful accounts is not necessary.

c.	The balance of long-term customers is as follows:

	December 31,
	2012		2011
Billings on contracts (1)	Ps.	8,170,194	Ps.	5,965,734
Notes receivable		906,399		791,295
Allowance for doubtful accounts		(313,300)		(313,077)

		8,763,293		6,443,952
Cost and estimated earnings in excess of billings on uncompleted contracts (1)		2,846,913		1,792,324

	Ps.	11,610,206	Ps.	8,236,276

(1)	As of December 31, 2012 and 2011, includes Ps.10,754 and Ps.7,417 million, respectively, that correspond to the contract for the construction of the Río de los Remedios-Ecatepec Highway which Naucalpan Ecatepec S.A. de C.V. (formerly Viabilis Infraestructura, S.A.P.I de C.V.), subsidiary of ICA, signed with the Highway, Airports, and Other Related and Auxiliary Services System of the State of Mexico, “SAASCAEM” (for its acronym in Spanish). Payment, including a guaranteed return on investment, as well as the guarantee of recovery of investment and all related financing, will be made on the basis of collections of tolls charged by the trust set up for this purpose. Collections will be made until the recovery of the investment plus an internal rate of return of 10%, which is estimated to be over a time period of 30 years. On March 1, 2013, tranche 3 of the highway, covering the area from Vallejo Avenue to the México—Pachuca highway, began operations. From this date, the tranche in operation, in conjunction with tranche 1 (Puente de Vigas—A. Vallejo), covers a total length of 12.1 kilometers.

d.	The allowance for doubtful accounts, considering both current and long-term is:

	December 31,
	2012			2011
Billings on contracts	Ps.	939,787		Ps.	829,324
Trade receivable		229,929			271,067

Allowance for doubtful for current accounts		1,169,716			1,100,391
Notes receivable		313,300			313,077

Total allowance for doubtful accounts	Ps.	1,483,016	(1)	Ps.	1,413,468	(1)

(1)	As of December 31, 2012 and 2011, impaired accounts receivable represent customers with balances 360 days or more past due and correspond mainly to the construction and airports segments.

The changes in the allowance for doubtful accounts are as follows:

	December 31,
	2012		2011		2010
Beginning balance	Ps.	1,413,468	Ps.	654,496	Ps.	344,556
Increase of the period		382,077		761,078		350,187
Impairment losses recognized on receivables		—		(2,106)		—
Impairment losses reversed		(312,529)		—		(40,247)

Ending balance	Ps.	1,483,016	Ps.	1,413,468	Ps.	654,496

e.	At December 31, 2012 and 2011, the balance of cost and estimated earnings in excess of billings on uncompleted contracts is as follows:

	Projects
	CEFERESO Nayarit		La Yesca		Línea 12		Eastern Discharge Tunnel		Arco Sur		Río de los Remedios		Other Projects		December 31, 2012
Costs incurred on uncompleted contracts	Ps.	3,414,685	Ps.	14,239,211	Ps.	12,928,195	Ps.	4,633,589	Ps.	5,113,115	Ps.	8,273,551	Ps.	37,125,910	Ps.	85,728,256
Estimated earnings		1,014,811		440,388		—		809,488		331,823		953,974		4,033,273		7,583,757
Losses incurred		—		—		(3,977)		—		—		—		(89,926)		(93,903)

Recognized revenue		4,429,496		14,679,599		12,924,218		5,443,077		5,444,938		9,227,525		41,069,257		93,218,110
Less: billings to date		2,873,898		14,050,665		9,183,218		3,780,164		4,277,919		6,399,079		35,232,415		75,797,358

Total cost and estimated earnings in excess of billings on uncompleted contracts		1,555,598		628,934		3,741,000		1,662,913		1,167,019		2,828,446		5,836,842		17,420,752
Less:
Non—current cost and estimated earnings in excess of billings on uncompleted contracts		—		—		—		—		—		2,828,446		18,468		2,846,914

Current cost and estimated earnings in excess of billings on uncompleted contracts	Ps.	1,555,598	Ps.	628,934	Ps.	3,741,000	Ps.	1,662,913	Ps.	1,167,019	Ps.	—	Ps.	5,818,374	Ps.	14,573,838

	Projects
	CEFERESO Nayarit		Proyectos La Yesca		Línea 12		Eastern Discharge Tunnel		Arco Sur		Río de los Remedios		Other Projects		December 31, 2011
Costs incurred on uncompleted contracts	Ps.	1,818,492	Ps.	12,418,141	Ps.	11,491,351	Ps.	2,926,096	Ps.	1,928,004	Ps.	6,721,680	Ps.	33,273,061	Ps.	70,576,825
Estimated earnings		650,819		333,599		249,387		533,832		290,342		695,600		4,092,571		6,846,150
Losses incurred		—		—		—		—		—		—		(420,294)		(420,294)

Recognized revenue		2,469,311		12,751,740		11,740,738		3,459,928		2,218,346		7,417,280		36,945,338		77,002,681
Less: billings to date		1,950,062		11,642,276		8,532,636		2,290,955		1,004,868		5,643,248		32,405,355		63,469,400

Total cost and estimated earnings in excess of billings on uncompleted contracts		519,249		1,109,464		3,208,102		1,168,973		1,213,478		1,774,032		4,539,983		13,533,281
Less:
Non—current cost and estimated earnings in excess of billings on uncompleted contracts		—		—		—		—		—		1,774,032		18,292		1,792,324

Current cost and estimated earnings in excess of billings on uncompleted contracts	Ps.	519,249	Ps.	1,109,464	Ps.	3,208,102	Ps.	1,168,973	Ps.	1,213,478	Ps.	—	Ps.	4,521,691	Ps.	11,740,957

8.	Construction backlog

Backlog includes the entire contract amount only for contracts in which ICA has control over the project. ICA considers that it controls a project when it has a controlling interest and it is the project leader. When control is shared, the amount included in backlog represents ICA’s participation in the equity of the association. A reconciliation of backlog representing executed construction contracts at December 31, 2012 and 2011 is as follows:

	Civil Construction		Industrial Construction		Subtotal Construction		Mining Services			Other Services		Total
Balance at January 1, 2011	Ps.	26,843,569	Ps.	8,455,231	Ps.	35,298,800	Ps.	—		Ps.	—	Ps.	35,298,800
New contracts and changes 2011		30,069,758		3,869,963		33,939,721		—			—		33,939,721
Less: construction revenue earned 2011		28,709,901		5,210,482		33,920,383		—			—		33,920,383

Balance at December 31, 2011		28,203,426		7,114,712		35,318,138		—			—		35,318,138
New contracts and changes 2012		36,804,135		7,376,353		44,180,488		8,467,032	(1)		1,542,985		54,190,505
Less: construction revenue earned 2012		30,753,115		6,507,210		37,260,325		1,431,621			412,729		39,104,675

Balance at December 31, 2012	Ps.	34,254,446	Ps.	7,983,855	Ps.	42,238,301	Ps.	7,035,411		Ps.	1,130,256	Ps.	50,403,968

(1)	Corresponds to the incorporation of San Martín.

9.	Construction materials inventories

Construction materials inventories are as follows:

	December 31,
	2012		2011
Raw materials and other materials	Ps.	519,990	Ps.	909,471
Parts, accessories and other		271,803		172,511
Allowance for obsolete inventories		—		(4,674)

	Ps.	791,793	Ps.	1,077,308

The changes in the allowance for obsolete inventory are as follows:

	December 31,
	2012		2011		2010
Beginning balance	Ps.	4,674	Ps.	10,794	Ps.	26,968
Uses		(4,674)		(6,120)		(16,174)

Ending balance	Ps.	—	Ps.	4,674	Ps.	10,794

10.	Real estate inventories

a.	Short-term real estate inventories consist of the following:

	December 31,
	2012		2011
Land held for future development	PS.	1,378,056	Ps.	1,289,977
Land under development		101,921		1,040,591
Construction in-progress		726,468		2,499,386
Real estate held for sale		65,091		82,916
Tourism and real estate projects		1,215,059		1,733,959
Vertical projects		1,718,388		1,582,784

		5,204,983		8,229,613
Less:
Long-term real estate inventories		2,886,723		4,517,614

Short-term real estate inventories	Ps.	2,318,260	Ps.	3,711,999

Capitalized financing costs are Ps. 49 million and Ps. 68 million, as of December 31, 2012 and 2011, respectively.

b.	The movement of the period in the statements of financial position at December 31, 2012 and 2011, is as follows:

CONCEPT	Horizontal		Vertical		Total
Balance at January 1, 2011	Ps.	3,979,861	Ps.	3,302,486	Ps.	7,282,347
Additions		1,788,321		1,525,609		3,313,930
Application to cost		(1,775,745)		(533,918)		(2,309,663)
Transferred		(10,867)		(43,931)		(54,798)
Disposal		—		(51,977)		(51,977)
Effect of foreign currency		—		49,774		49,774

Balance at December 31, 2011		3,981,570		4,248,043		8,229,613
Additions		1,758,736		1,270,910		3,029,646
Application to cost		(1,699,377)		(499,460)		(2,198,837)
Reclassified to property, plant and equipment (1)		—		(780,218)		(780,218)
Transferred to assets classified as held for sale		(3,123,615)		—		(3,123,615)
Others		(5,107)		135,000		129,893
Effect of foreign currency		—		(81,499)		(81,499)

Balance at December 31, 2012	Ps.	912,207	Ps.	4,292,776	Ps.	5,204,983

(1)	During 2012, the Master Real Estate and Tourism Development Plan for Aak-Baal was approved by the Company. Based on this authorization and the terms of the plan with respect to the use of the related assets, the Company’s management decided to classify the land as property, plant and equipment, as the plan no longer contemplates the sale of this land, but rather its use by the Company. Accordingly, Ps.780 million was transferred from real estate inventories to property, plant and equipment. The plan contemplates the construction of a golf course, designated as “Signature” with par 72 of 7,259 yards, designed by Jack Nicklaus, who has developed 350 golf courses in 34 countries, of which 63 are among the top 100 the world. The course will have 18 holes with an excellent view and will be surrounded by mangroves, lagoons and residential areas. The Company will also build a marina for 100 boats and will receive boats transiting the coast of southeastern Mexico and residents of Aak-Bal. The Company also plans to build a five-star hotel averaging 200 to 250 rooms.

At December 31, 2012 and 2011, certain real estate inventory valued at Ps.333 million and Ps.873 million, respectively, are pledged as collateral for loans outstanding totaling Ps.576 million and Ps.1,937 million, respectively (see Note 22).

As mentioned in Note 24.c, in December 2010, ICA activated the mechanism in a trust established to guarantee receivables owed to ICA from the Esmeralda Resort Project, S.A. de C.V. (“PER”) of Ps.1,447 million (including interest), by which ICA awarded itself the current buildings under construction, golf course, and land of over 289 hectares in a first level beach area as payment on the overdue receivables. As of December 31, 2010, these assets had been classified as current and non-current real estate inventories of Ps.522 and Ps.925 million, respectively. During 2011, ICA received an additional payment in the amount of Ps.151.5 million, paid in-kind with land, thus reducing the receivable owed to ICA from PER.

11.	Other receivables

	December 31,
	2012		2011
Sundry debtors	Ps.	936,728	Ps.	525,220
Notes receivable		52,435		185,689
Guarantee deposits		119,781		219,183
Financial assets from concessions (Note 12)		1,148,926		13,982
Derivative financial instruments (Note 21)		22,249		9,924
Recoverable taxes		953,717		1,055,950
Amounts receivable from related parties (Note 34)		1,309,415		1,498,253
Others		11,734		31,780
Allowance for doubtful accounts		(27,131)		(26,030)

	Ps.	4,527,854	Ps.	3,513,951

12.	Investment in concessions

a.	The classification and integration of investment in concessions is as follows:

Financial asset:

	Date of	Direct and Indirect Ownership Percentage		Balance as of December 31,
Description of Project	Concession Agreement	2012	2011	2012		2011
Water treatment plant in Cd. Acuña (1)	September 1998	100%	100%	Ps.	207,016	Ps.	226,439
Acueducto II Querétaro—Water supply (1) (2) (3)	May 2007	42%	42%		616,520		612,441
Nuevo Necaxa—Tihuatlán Highway (1) (2)	June 2007	50%	50%		2,444,085		1,970,911
Río Verde—Cd. Valles Highway (1)	July 2007	100%	100%		2,990,272		2,352,062
San Luis Potosí, El Realito, Water supply (1) (2)	July 2009	51%	51%		304,064		93,971
PTAR Wastewater Agua Prieta	September 2009	50%	50%		1,123,609		487,154
Mitla Tehuantepec Highway (1)	June 2010	60%	60%		169,570		3,906
Social infrastructure Sarre	December 2010	100%	100%		4,432,457		1,288,366
Social infrastructure Pápagos	December 2010	100%	100%		4,457,507		1,467,210

					16,745,100		8,502,460
Total short-term financial assets					1,148,926		13,982

Total long-term financial assets				Ps.	15,596,174	Ps.	8,488,478

Intangible asset:
Kantunil—Cancun Highway	October 1990	100%	100%		Ps. 2,571,810		Ps. 2,309,172
Acapulco Tunnel	May 1994	100%	100%		824,985		848,253
Water treatment plant in Cd. Acuña (1)	September 1998	100%	100%		31,777		35,750
North Central Airport Group	November 1998	58.63%	58.63%		7,155,243		7,051,236
Acueducto II Querétaro – Water supply (1) (2) (3)	May 2007	42%	42%		363,492		620,430
Nuevo Necaxa—Tihuatlán Highway (1) (2)	June 2007	50%	50%		1,052,840		840,878
Rio Verde—Cd. Valles Highway (1)	July 2007	100%	100%		1,555,007		1,210,998
Parking lots – Peru (2)	September 2008	50%	50%		77,675		121,294
Libramiento La Piedad, Highway	January 2009	100%	100%		2,438,843		1,672,312
San Luis Potosí, El Realito, Water supply (1) (2)	July 2009	51%	51%		195,365		57,032
Barranca Larga—Ventanilla, Oaxaca Highway	April 2012	100%	—		569,510		—
Mitla Tehuantepec Highway (1)	June 2010	60%	60%		35,905		785

Total intangible assets				Ps.	16,872,452	Ps.	14,768,140

Investment in associated	Date of			Balance as of December 31,
companies:	Concession Agreement	Direct and Indirect Ownership Percentage		2012		2011
Red de Carreteras de Occidente, S.A.B. de C.V.	October 2007	18.70%	18.70%	Ps.	4,350,936	Ps.	4,537,867
Terminal de Contenedores TEC II, Lázaro Cárdenas	August 2012	5%	—		48,534		—
Distribuidor Vial San Jerónimo Muyuguarda	December 2010	30%	30%		857,685		392,768
Proactiva Medio Ambiente México, S.A. de C.V.	Various	49.00%	49.00%		572,683		533,767
Other	Various	—	—		15,095		21,161

Total investment in associated companies				Ps.	5,844,933	Ps.	5,485,563

(1)	Combination of both financial and intangible assets.
(2)	Proportionately consolidated.
(3)	Includes 5% indirect participation.

Concession projects are generally financed with long-term debt without recourse to shareholders, which are mainly guaranteed by the cash flows generated by the related concession, project resources and assets, receivables and contract rights. When cash flow is the main guarantee for the payment of the debt, funds are not freely disposable to shareholders until compliance with certain conditions are met, which are assessed annually.

Additionally, the Company provides and maintains reserve accounts during the term of the related loan, usually corresponding to six months of debt service, which are not available to the concessionaire. These funds are for debt service, in the event that the cash flows generated by the concession are insufficient.

b.	For the years ended December 31, 2012, 2011 and 2010, the Company recognized construction costs and related revenues in exchange for a financial asset, an intangible asset or a combination of both, in relation to construction on its concessions for Ps.10,074 million, Ps.6,846 and Ps.3,948, million, respectively.

c.	The changes in investment in concessions in the consolidated statement of financial position at December 31, 2012 and 2011 were as follows:

	Cost		Amortization		Net
Balance at January 1, 2011	Ps.	18,960,196	Ps.	(1,586,811)	Ps.	17,373,385
Acquisition or increases		1,948,908		—		1,948,908
Sales		(5,758,715)		1,738,193		(4,020,522)
Decreases		(17,329)		—		(17,329)
Amortization		—		(528,027)		(528,027)
Transfers		11,725		—		11,725

Balance at December 31, 2011		15,144,785		(376,645)		14,768,140
Acquisition or increases		1,950,983		—		1,950,983
Acquisitions through business combinations		569,510		—		569,510
Amortization		—		(416,181)		(416,181)

Balance at December 31, 2012	Ps.	17,665,278	Ps.	(792,826)	Ps.	16,872,452

d.	The integration of concessions classified as intangible assets is as follows:

	December 31,
	2012		2011
Projects completed and in operation:
Construction cost	Ps.	6,597,579	Ps.	4,596,058
Rights to use airport facilities		3,962,405		3,962,405
Improvements in concessioned assets		3,248,366		2,735,024
Financing costs capitalized (less investment income on invested funds)		(38,335)		(22,106)
Accumulated amortization		(792,826)		(376,645)

		12,977,189		10,894,736
Construction in-progress:
Construction cost		3,562,081		3,678,290
Financing costs capitalized		333,182		195,114

	Ps.	16,872,452	Ps.	14,768,140

e.	Capital grants received by government agencies, to finance concessions, are as follows:

		December 31,
	Date received	2012		2011
Grants assets:
Suministro de Agua Acueducto II Querétaro—Water supply	December, 2007	Ps.	369,656	Ps.	369,656
Kantunil—Cancún Highway	December, 1990 October, 1994		932,057		932,057
Acueducto San Luis Potosí, El Realito—Water supply	September, 2011		496,849		430,945
Agua Prieta—Water treatment plant	Various of 2011		1,092,289		371,298
Autopista Barranca Larga – Ventanilla—Highway	December, 2012		1,212,850		—

			4,103,701		2,103,956
Grants receivable			(2,052,849)		(684,376)

Grants collected and applied in concession investment		Ps.	2,050,852	Ps.	1,419,580

Government grants that have been amortized to results in the year 2012, presented in cost of concessions in the consolidated statement of income and other comprehensive income amounted to Ps.166 million.

f.	For the years ended December 31, 2012, 2011 and 2010, interest income earned on the financial concession asset was Ps.1,500 million, Ps.1,062 million and Ps.634 million, respectively, which is presented within the sales of goods and other line item in the consolidated statement of income and other comprehensive income.

g.	The concessionaires are required to maintain the infrastructure concession at an optimal level of service, ensuring a minimum score established by the grantor (see Note 18). At the end of the concession period, the assets assigned to it and the operating rights will revert to the grantor, in good condition, free of charge and free of any liens. The following describes the basic terms and conditions of the concessions:

Concessions highways and tunnels

•	Concessionaires shall establish, as trustee, in a national credit institution, a management trust, for the fiduciary purpose of management of capital, debt and proceeds from the operation of the concessions.

•	The concessionaires will be obligated to pay an initial consideration referred to in each of its proposals and periodic consideration in favor of the Federal Government, based on revenues earned in the operation of the concession.

•	In addition to the causes for revocation under Article 17 of the Roads, Bridges and Federal Motor Carrier Law, the grantor may also revoke the concessions because of any breach of the terms and conditions of the concession agreements.

•	Concessionaires must operate, conserve and maintain concessions in conditions that allow fluid and safe transit for its users and minimize deterioriation of the infrastructure assets.

•	The Communications and Transportation Ministry (“SCT”) will evaluate compliance by the concessionaires with respect to the requirements of quality of service, and the operation and maintenance of the concessions.

•	To ensure compliance with its obligations as stipulated in the concession agreements, concessionaries have provided specific guarantees.

Water treatment plant

•	In order to provide for the necessary investments in water treatment plants granted in the related service agreements (“CPS” for its acronym in Spanish), the Company will seek, manage, obtain and apply economic resources arising from the Mexican National Infrastructure Fund (FONADIN”).

•	The Company must acquire insurance bonds that guarantee its compliance during the construction phase, operation and termination of the concession.

Airport concessions

•	The concessionaire should grant access to and the use of specific areas of the airport free of charge, to certain agencies of the Mexican Government in order to enable them to carry out their activities within the airports.

•	The concessionaire has the right to manage, operate, maintain and use the airport facilities and carry out the construction, improvement or maintenance of facilities in accordance with the MDP every five years as well as provide airport services and complementary and commercial services.

•	The concessionaire only can use the airport facilities for the purposes specified in the concession agreement and should provide services in accordance with applicable law and regulations, subject to revisions by the SCT.

•	Airports and Auxiliary Services (ASA) has the exclusive right to supply fuel at the concessioned airports.

•	The concessionaire must pay a fee for the right to use the concession assets (currently 5% of gross annual income of the concession holder), in accordance with the Mexican Federal Rights Law.

•	The concession can be revoked if the concessionaire violates any obligations imposed by the concession, as established in article 27 of the Airports Law or for the reasons mentioned in article 26 of the aforementioned law and in the concession. The violation of certain terms of the concession may cause the revocation of the concession only if non-compliance is sanctioned by the SCT on at least three different occasions.

Social infrastructure concessions

•	Upon execution of the contracts, each party should designate a risk manager, assuming the cost with respect to their designation.

•	Within 60 days of the conclusion of the contract, the Decentralized Administrative System for Prevention and Social Rehabilitation of the Ministry of Public Security (“PyRS”) and Sarre Infraestructure and Services, S.A. de C.V. (“Sarre”) and Pápagos Services for the Infraestructure, S.A. de C.V. (“Pápagos”) (both “ Suppliers”), will establish a Consultation Committee composed of 3 representatives of PyRS (one of them will serve as Chairman of the Advisory Committee and will be responsible for the coordination of the Consultation Committee) and 3 representatives of the Suppliers (one of them will be Secretary of the Advisory Committee and will be responsible for the minutes of the agreements and resolutions adopted and issued by the Advisory Committee).

•	Costs to develop the infraestructure are the sole responsibility of the Suppliers; PyRS will not reimburse any costs incurred in excess.

•	Suppliers will be solely responsible for obtaining the financing necessary to meet their obligations under the contracts.

•	Suppliers should comply with all the legal requirements for hiring, dismissal and retirement of their employees and will be responsible for the experience and technical expertise of hired subcontractors.

•	In case of termination of the contract, for any reason, Suppliers will be responsible for the completion of each and every one of the subcontracts or legal instruments that linked to the project and shall deliver to PyRS or another designated organism, all project information.

All terms and conditions have been fulfilled during the years ended December 31, 2012 and 2011.

h.	Below is a description of the primary concessions held by the subsidiaries of the Company:

Grupo Aeroportuario Centro Norte (“GACN”)

In November 2008, the SCT granted to GACN, concession agreements to manage, operate and where appropriate, build and maintain the following international airports: Acapulco, Ciudad Juárez, Culiacán, Chihuahua, Durango, Mazatlán, Monterrey, Reynosa, San Luis Potosí, Tampico, Torreón, Zacatecas and Zihuatanejo. As these airports are state-owned, after the termination of the concession period, any improvements and additional installations permanently attached to the concessioned assets and created during the concession period will revert to the state. The concession term is for 50 years.

GACN is obligated to make investments in and perform improvements to concessioned assets according to the five-year MDP, authorized by SCT. The total amount is Ps.2,745 million, based on December 2009 values and Ps.3,157 million, based on December 2012 values (as the SCT considers the effects of inflation on the required investment amounts) and represents the investment for the period from 2011 to 2015. At December 31, 2012 the remaining amount to be invested by the Company is Ps.2,154 million is as follows:

Year	Amount
2013	Ps. 993,977
2014	785,597
2015	374,693

Ps. 2,154,267

On December 4, 2012, the Directorate General of Civil Aviation (“DGAC”) approved the reduction of investments included in the MDP amounting to Ps.387 million, based on December 2009 value or Ps.445 million based on December 2012 values.

Year	Amount
2013	Ps. 139,965
2014	159,270
2015	145,313

Ps. 444,548

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

Toll revenues provided by this concession guarantee a long-term debt agreement which matures over 25 years (see Note 22).

Nuevo Necaxa-Tihuatlán - Highway (“AUNETI”)

In June 2007, the SCT granted a concession for: (i) construction, operation, maintenance and conservation of the Nuevo Necaxa — Ávila Camacho highway of 36.6 kilometers; (ii) operation, maintenance and conservation of the Ávila Camacho — Tihuatlán highway of 48.1 kilometers; and (iii) long-term service contract for the Nuevo Necaxa — Ávila Camacho highway capacity service. The concession term is for 30 years.

At December 31, 2012 and 2011, accumulated financing cost amounted to Ps.611 million and Ps.485 million, respectively. The annual average capitalization rate was 5.5% and 11.67%, respectively.

Río Verde-Ciudad Valles - Highway (“RVCV”)

In July 2007, the SCT granted the Company a concession for the highway between Río Verde and Ciudad Valles covering a length of 113.2 kilometers for: (i) operation, maintenance upgrade, conservation and extension of the Río Verde — Rayón highway of 36.6 kilometers; (ii) construction, operation, maintenance and conservation of the Rayón — La Pitaya II highway of 68.6 kilometers; and (iii) operation, maintenance upgrade, conservation and extension of the La Pitaya — Ciudad Valles III highway of 8.0 kilometers. The concession term is for 20 years.

At December 31, 2012 and 2011, accumulated financing cost amounted to Ps.927 million and Ps.622 million, respectively. The annual average capitalization rate was 12.08% and 12.49%, respectively.

Acueducto II Water System in Queretaro (“SAQSA”)

In May 2007, the Government of the State of Querétaro, through the State Water Commission of Querétaro (“CEA”) granted a concession for the purpose of rendering water pipeline and purification services for the Acueducto II System, together with the respective operation and maintenance, to carry water from the El Infiernillo source on the Rio Moctezuma. The project includes the construction of a collection reservoir, two pumping plants, a tunnel 4,840 meters long through the mountain and an 84 kilometer section downwards, a purification plant and a storage tank. This system will supply 50 million of cubic meters of drinking water a year, equal to 75% of the current supply of water for the metropolitan zone of Querétaro. The concession term is for 240 months. The Acueducto began operations in February 2011.

At December 31, 2011, accumulated financing cost amounted to Ps.254 million. The annual average capitalization rate was 15.36%.

Kantunil-Cancún-Highway

In December 1990, the SCT granted a concession to Mayab Consortium, S.A. to build, operate and maintain 241.5 kilometers of road, which connects the cities of Kantunil and Cancun in the states of Yucatan and Quintana Roo. The concession term is for 30 years. The first stretch of highway came into operation in December 1991.

In March 2008, ICA acquired 100% of the stock of Consorcio del Mayab, S.A. de C.V.

During the third quarter of 2011, the Company signed an amendment to the concession which adds to the terms of the concession the construction, operation, conservation and maintenance of an additional 54 kilometers related to the Kantunil-Cancun highway to Playa del Carmen. This additional highway project will connect Lazaro Cardenas with the Playa del Carmen municipality, which would be a branch of the toll road from Cancun to Merida. It is estimated that the additional 54 kilometers, which began construction in January 2012, will have two phases: 7 km into the municipality of Solidaridad (Playa del Carmen) and another 47 kilometers into Lazaro Cardenas, which will have two lanes, one for each direction of 3.5 meters each with a width of 2.5 meters; with a right of way of 40 meters and a maximum speed of 110 kilometers per hour. The first section, called Cedral-Tintal, will begin at the Trunk Cedral junction, which connects with Kantunil Highway in the town of Lazaro Cardenas, bound for Playa del Carmen; while the beginning of the branch-Playa del Carmen Tintal be built in the second grade-separated junction—called Tintal junction-, that the project will also connect with the toll road Mérida-Cancún. The term of the concession is extended 30 years, terminating in 2050.

Toll revenues provided by this concession guarantee the redeemable participation certificates that will be amortized over a 17-year period (see Note 22).

Libramiento La Piedad - Highway (“LIPSA”)

In March 2009, the SCT granted to the Company’s subsidiary, Libramiento ICA La Piedad, S.A. de C.V., the concession to construct, operate, conserve and maintain the Libramiento de La Piedad (La Piedad Bypass), which is 21.388 km long and includes the modernization of the federal highways 110 and 90, for a length of 38.8 km and 7.32 km, respectively, located in the States of Guanajuato and Michoacán. The Libramiento de La Piedad will form part of the major junction joining the highway corridors of Mexico City-Nogales and Querétaro-Ciudad Juárez and will free the city of La Piedad from the long-haul traffic moving between the Bajío region and Western Mexico. The concession term is for 30 years. The construction period under the original plan was 22 months which expired in 2011; due to problems related to the delivery of rights of way, the concession was renegotiated and construction concluded in November 2012.

At December 31, 2012 and 2011, accumulated financing cost amounted to Ps.145 million and Ps.74 million, respectively; the annual average capitalization rate was 10.93% and 13.24%, respectively.

El Realito - Aqueduct

In July 2009, the Comisión Estatal del Agua (the State Water Commission) of San Luis Potosí awarded a contract to render services for the construction and operation of the El Realito aqueduct to the association led by CONOISA, a subsidiary company, and Fomento de Construcciones y Contratas (“FCC”), the total contract amount is Ps.2,382 million. The concession term is for 25 years.

At December 31, 2012 and 2011, accumulated financing cost amounted to Ps.42 million and Ps.7 million, respectively. The annual average capitalization rate was 6.14% and 5.29%, respectively.

Agua Prieta - Waste Water Treatment Plant

In September 2009, the State Water Commission (Comisión Estatal del Agua) of Jalisco signed a contract with Consorcio Renova Atlatec, (ICA, Renova and Mitsui) for the construction and operation of the Agua Prieta waste water treatment plant for 20 years. The total value of the contract is Ps.2,318 million, through a private and public resource investment scheme from the Fondo Nacional para el Desarrollo de Infraestructura (“FONADIN”). The concesión term is for 20 years.

Parking lots Peru

In January 1997, the Municipality of San Isidro and Delbrasa, in its capacity as associate company in the joint venture with the Company, signed a concession agreement titled “Avelino Cáceres Parking Park” for the project titled “Remodeling Parque Andrés Avelino Cáceres”. An underground parking lot for 545 vehicles was built. The concession term is for 30 years, expires in January 2027 and is renewable by mutual agreement of the parties.

In January 1998, the Municipality of San Isidro granted another concession to the Company for the project titled “Remodeling of the Dionisio Derteano Boulevard”. A parking lot for 490 vehicles was built. The concession term is for 30 years, expires in January 2028 and is renewable by mutual agreement of the parties.

In 2009, the Real Club de Lima Association, granted a concession to the Company for the use and operation of the Lima Hotel Country Club. In June 2003, the Company transferred to an asset trust, cash flows from the operation of the hotel as well as property necessary for its operation. The hotel operates within the terms of the trust and the resources obtained and contributed to the trust serve as the source of payment to ensure compliance with the financial obligations held with the trustees as well as collateral for additional investment requirements needed to maintain the operation of the hotel. The concession term is for 20 years.

Mitla - Tehuantepec - Highway

In June 2010, the SCT executed agreements for the construction and operation of the Mitla—Tehuantepec highway in Oaxaca, under a Service Provision Project (PPS) program, with the subsidiaries Caminos y Carreteras Del Mayab, S.A.P.I. de C.V. and Controladora de Operaciones de Infraestructutra, S.A. de C.V. (CONOISA). Construction work is valued at Ps.9,318 million. The project includes the concession for the construction, operation, maintenance and expansion, as well as the exclusive right to execute the PPS contract with the Federal Government for the 169 kilometers of the Mitla—Entronque Tehuantepec II, Mitla—Santa María Albarradas, and La Chiguiri—Entronque Tehuantepec II highways. The construction work will be performed over an approximate 40-month period. The concession term is for 20 years.

At December 31, 2012, accumulated financing costs amounted to Ps.17 million. The annual average capitalization rate was 9.45%.

SARRE y Pápagos—Social infraestructure

In December 2010, the Ministry of Public Security (“Secretary”) of the Federal Government of United Mexican States (“Federal Government”) executed a CPS service agreement with Sarre and Pápagos, subsidiaries of ICA; the purpose of CPS is to construct and operate social infrastructure and provide to the Federal Government the services associated with infrastructure, under the understanding that at no time the Company will be responsible for those functions and the related public services are the sole responsibility of the Federal Government. In accordance with the CPS, the services to be provided by the Company only consist of the construction and maintenance of the infrastructure, and ongoing services related to cleaning, pest control, landscaping, stores, food, laundry and laboratory services. Construction services performed with respect to the social infrastructure as set forth in the contract, amounted to Ps.21,190 and Ps.21,401, million for Sarre and Pápagos, respectively.

The construction of social infrastructure was completed in October and November, 2012 respectively, upon which customer acceptance was received and the process for collection under of the CPS began. The maximum period of the CPS is for 20 years from the beginning of operation of the infrastructure.

Barranca Larga – Ventanilla—Highway

In January 2009, the SCT granted to DIPESA a concession for the construction, operation, use and maintenance of the Barranca Larga – Ventanilla highway, in the state of Oaxaca, with a length of 104 kilometers. Total investment of the project is approximately Ps.5,352 million. The National Bank for Public Works (“Banobras”) and FONADIN participate in financing. The concession term is for 30 years.

The new highway will provide a fast connection between the tourist development of Huatulco and Puerto Escondido on the Pacific coast and the capital of the state of Oaxaca. The new four-lane highway will decrease travel time from Oaxaca to Puerto Escondido by approximately 100 minutes.

The previous owners of DIPESA did not obtain the necessary financing for the construction of the highway. Therefore, on March 23, 2012, the first amendment to the concession was executed, whereby the date of completion of construction was changed to 24 months after the date of the start of construction (May 31, 2012). Accordingly, construction will conclude on May 31, 2014.

Acapulco II - Highway

In November 2012, the Government of the State of Guerrero granted a concession for the construction and operation of a tunnel and an urban toll road in Acapulco. The project includes an intersection tunnel to connect Brisamar to Cayao—Puerto Marques of 3.3 kilometers as well as a 4.7 kilometer road that will connect the tunnel with Diamante area. The road will provide a faster connection between the city center and the Diamante area. The total investment is estimated at approximately Ps.2,800 million, which includes the cost of construction, payments for rights of way and contingency funds. The concession term is for 20 years.

Palmillas - Apaseo El Grande - Highway

In November 2012, the SCT granted a concession to build, operate, conserve and maintain the Palmillas—Apaseo El Grande highway. The cost of construction is approximately Ps.5,313 million. The 4-lane, 68-kilometer, high specification highway, located between the states of Queretaro and Guanajuato, creates a new connection between the metropolitan area of Mexico city, the Bajío region and the North. The highway will provide greater flow of traffic around the city of Querétaro that will reduce traffic, will improve environmental conditions and road safety. The new highway creates a connection between the highways operated by RCO, an associate of ICA. The project includes 9 junctions, the construction of 15 bridges and a total of 29 vehicular overpasses and underpasses. The total investment will be approximately Ps.9,630 million. The concession term is for 30 years.

i.	Investments in concessions through associated companies are as follows:

Red de Carreteras de Occidente (“RCO”)

In October 2007, the SCT granted to RCO a concession for the construction, operation, maintenance and conservation of the Maravatío — Zapotlanejo and Guadalajara — Aguascalientes — León highways covering a length of 558 kilometers, in the states of Michoacán, Jalisco, Guanajuato and Aguascalientes. Additionally, the concession includes up to Ps.1,500 million of additional investments for extension of the four highways to be carried out in the future. The concession term is for 30 years. RCO, an associated company, was formed on August 13, 2007, with an initial participation of 20% by ICA in RCO’s capital stock.

In September 2011, the company transferred the following concessions to RCO:

Irapuato - La Piedad - Highway (“CONIPSA”)

In August 2005, the SCT granted the Company a 20-year concession and service contract for the upgrading, operation, conservation and maintenance of the highway between Irapuato and La Piedad in the state of Guanajuato, covering a length of 74.3 kilometers under a PPS program. The investment is expected to be recovered through quarterly collections comprising: (1) a payment by the SCT for keeping the concessioned route available for its use; and (2) a payment by the SCT for which the amount is based upon the number of vehicles using the concessioned route in accordance with the established tariff.

Querétaro - Irapuato - Highway (“COVIQSA”)

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

Condensed financial information of RCO is as follows:

	December 31,
Statement of financial position:	2012	2011
Current assets	Ps. 4,356,674	Ps. 3,329,459
Investment in concession	46,404,414	47,077,420
Other non-current assets	4,700,091	3,848,089
Current liabilities	1,495,361	1,438,584
Long-term debt	31,342,991	29,296,986
Other non-current liabilities	3,553,218	3,100,935
Stockholders’ equity	19,069,609	20,418,463

	Year ended December 31,
Statement of comprehensive income or loss:	2012	2011
Revenues	Ps. 4,912,885	Ps. 3,771,418
Operating income	2,710,825	2,068,518
Net loss	(703,108)	(515,874)

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

The long-term credit entered into by RCO includes certain restrictive covenants which bar the acquisition of new bank loans, granting security, assuming obligations for payment of taxes, the sale of fixed assets and other noncurrent assets, making capital reimbursements, and require the maintenance of certain financial ratios. These financial ratios include total liabilities to stockholders’ equity; current assets to current liabilities; current assets, less the accounts receivable from affiliates, to current liabilities; and operating income plus depreciation to net expenses. As of December 31, 2012 and 2011, RCO has complied with these requirements.

In October 2009, the trust that that was created specifically for investing in the Series B share capital of RCO, placed Ps.6,550 million in Long-Term Infrastructure Development Equity Certificates (CKDes) with Mexican institutional investors.

In November 2009, the stockholders of RCO owning the Series A shares made equity contributions of Ps.4,000 million; consequently, the equity percentage held by ICA as of December 31, 2010 was reduced to 13.63%. As a result of the sale of the shares and COVIQSA CONIPSA made in 2011, ICA’s participation increased to 18.70%, under which it continues to maintain significant influence.

Proactiva Medio Ambiente México (“PMA”)

Proactiva Medio Ambiente México is a consortium comprised of Constructoras ICA, S.A. de C.V. (“CICASA”) and Proactiva Medio Ambiente, S.A. de C.V. (“Proactiva”), whose principal activities are the operation of water supply distribution, treatment and management systems, as well as the disposal of solid waste to landfill sites, through concessions granted by governmental organizations.

Condensed financial information of PMA is as follows:

	December 31,
Statement of financial position:	2012	2011
Current assets	Ps. 1,230,589	Ps. 921,042
Investment in concession	1,006,252	893,817
Other non-current assets	300,905	225,022
Current liabilities	641,970	364,612
Long-term debt	387,133	327,027
Other non-current liabilities	180,187	127,205
Stockholders’ equity	1,328,456	1,221,037

	Year ended December 31
Statement of income:	2012	2011
Revenues	Ps. 1,742,873	Ps. 1,586,606
Operating income	240,674	230,136
Net income	164,027	147,850

San Jerónimo - Muyuguarda - Dealer road

On December 17, 2010, the Mexico City Government granted the concession contract for the design, construction, use, development, operation and management of the property identified in the public domain as the Via Peripheral High in the upper Peripheral Manuel Avila Camacho (Anillo Periférico) in the tranche between San Jeronimo avenue and Distribuidor Vial Muyuguarda , with Concesionaria Distribuidor Vial San Jerónimo Muyuguarda, S.A. de C.V, a consortium formed by Promotora del Desarrollo de América Latina, S.A. de C.V. and Controladora de Operaciones de Infraestructura, S.A. de C.V. The concession contract has a term of 30 years.

Atotonilco - Waste Water Treatment Plant

This is a consortium comprised of Promotora del Desarrollo de América Latina, S.A. de C.V., as project leader with 40.8%, Acciona Agua, S.A. with 24.26%, Atlatec, S.A. de C.V. (a subsidiary of Mitsui & Co., Ltd.) with 24.26% , CONOISA with 10.2%, and other minority partners; in January 2010 it executed a contract with the National Water Commission (Comisión Nacional del Agua) (“CONAGUA”), for the construction and operation of the Atotonilco waste water treatment plant (“PTAR”) in Tula, Hidalgo. The total contract value is approximately Ps.9,300 million. The concession term is for 25 years.

Specialized Container Terminal

In August 2012, the Port Authority of Lazaro Cardenas (APILAC) signed an agreement assigning rights for the design, financing, construction, operation and maintenance of new Specialized Container Terminal TEC II, in the port of Lázaro Cárdenas on Mexico’s Pacific coast, with the APM consortium, which integrated by ICA Infrastructure with 5% participation and APM Terminals, a member of the AP Moller-Maersk, with 95% participation. The investment and construction of the terminal will take place in three different stages. The consortium estimates a total investment of more than U.S.$900 million and it is expected that the first stage will be completed in 2015 and requires an estimated investment of U.S.$300 million The concession term is for 30 years.

ICA will carry out 100% of civil construction of the first stage. The amount of the contract is Ps.1,203 million and U.S.$79 million. The construction works of the first phase include dredging in the channel for the construction of a wharf of 650 meters with two docking positions, which can provide service to Post Panamax ships, a container yard of 43 hectares, modern railway facilities, a water treatment plant and offices, among other structures.

The expansion of the TEC II, will take place in stages according to the provisions on the transfer of rights and commercial demand for the terminal. Once phases II and III have been completed, the terminal will have a total of 102 hectares, with 1,485 meters of wharf, 4 mooring positions, a side setting in a channel of 16.5 meters.

13.	Property, plant and equipment

Property, plant and equipment consist of the following:

	December 31,
	2012	2011
Carrying amount:
Land	Ps. 3,208,638	Ps. 2,394,193
Buildings	860,592	827,031
Machinery and operating equipment	1,013,921	713,392
Furniture, office equipment and vehicles	295,997	338,275
Machinery and equipment under lease	414,597	147,168
Machinery and equipment in-transit	78,474	19,148
Construction in-process	156,108	126,529

	Ps. 6,028,327	Ps. 4,565,736

Carrying amount	Land	Buildings	Machinery and operating equipment	Furniture, office equipment and vehicles	Machinery and equipment under lease	Machinery and equipment in-transit	Construction in-process	Total
Balances at January 1, 2011	Ps. 2,332,262	Ps. 1,088,955	Ps. 2,042,747	Ps. 546,857	Ps. 77,377	Ps. 77,290	Ps. 63,409	Ps. 6,228,897
Additions	40,547	44,925	247,767	182,570	74,335	—	63,535	653,679
Disposals	(136)	(407)	(207,391)	(31,112)	(286)	—	—	(239,332)
Transfers	11,553	(11,421)	29,557	(44,473)	1,127	(58,142)	—	(71,799)
Others	9,967	20,665	74,095	11,190	—	—	(415)	115,502

Balance at December 31, 2011	2,394,193	1,142,717	2,186,775	665,032	152,553	19,148	126,529	6,686,947
Additions	28,714	106,787	232,894	101,223	79,202	—	46,686	595,506
Disposals	(9)	—	(320,494)	(14,578)	(17,680)	—	(2,290)	(355,051)
Acquisitions through business combinations	—	19,787	301,307	1,228	218,077	—	1,664	542,063
Transfer from real estate	780,218	—	—	—	—	—	—	780,218
Property reclassified as held for sale	—	—	(20,662)	(102,509)	—	—	—	(123,171)
Transfers	5,522	(25,382)	(10,052)	2,847	39,357	—	(12,292)	—
Others	—	(14,618)	17,307	(9,396)	1,330	59,326	(4,189)	49,760

Balance at December 31, 2012	Ps. 3,208,638	Ps. 1,229,291	Ps. 2,387,075	Ps. 643,847	Ps. 472,839	Ps. 78,474	Ps. 156,108	Ps. 8,176,272

Accumulated depreciation	Land	Buildings	Machinery and operating equipment	Furniture, office equipment and vehicles	Machinery and equipment under lease	Machinery and equipment in-transit	Construction in-process	Total
Balances at January 1, 2011	Ps. —	Ps. 260,929	Ps. 1,341,264	Ps. 304,058	Ps. 64,536	Ps. —	Ps. —	Ps. 1,970,787
Elimination on sale of assets	—	—	(85,981)	(25,451)	(286)	—	—	(111,718)
Depreciation expense	—	44,274	140,151	76,423	1,005	—	—	261,853
Transfers	—	(1,346)	18,894	(37,499)	(59,870)	—	—	(79,821)
Others	—	11,829	59,055	9,226	—	—	—	80,110

Balance at December 31, 2011	—	315,686	1,473,383	326,757	5,385	—	—	2,121,211
Elimination on sale of assets	—	(2,727)	(270,228)	(8,902)	(15,210)	—	—	(297,067)
Depreciation expense	—	60,937	145,814	71,469	69,108	—	—	347,328
Property reclassified as held for sale	—	—	(20,122)	(53,165)	—	—	—	(73,287)
Transfers	—	1,029	(2,283)	2,295	(1,041)	—	—	—
Others	—	(6,226)	46,590	9,396	—	—	—	49,760

Balance at December 31, 2012	Ps. —	Ps. 368,699	Ps. 1,373,154	Ps. 347,850	Ps. 58,242	Ps. —	Ps. —	Ps. 2,147,945

As of December 31, 2012 no significant differences exist between the fair value and carrying amount of property, plant and equipment.

The Company’s obligations under finance leases (see Note 20) are secured by the lessors’ title to the leased assets, which have a carrying amount of Ps.372 million and Ps.193 million at December 31, 2012 and 2011, respectively.

Impairment tests were not carried out during 2012 as there were no indicators of impairment on property, plant and equipment.

14.	Investment properties

In 1994, the Company acquired land with an acquisition cost of Ps.55,898 from the Government of Querétaro, which the government sold as part of its Partial Plan for Urban Development of the South City Center. This land has been restricted with respect to its use as it is considered forest land. Accordingly, management of the Company designated the land as a long-term investment since its geography, remoteness and federally restricted use made it unviable for development projects. In November 2009, the Company initiated legal proceedings in order to unrestrict the use of the land in order to begin development. On February 18, 2010, a negative resolution by the Subdelegate Management for Environmental Protection and Natural Resources was issued, whereby the use of the land remained restricted. On March 31, 2010, the Company submitted an application for review against the resolution, and on November 22, 2012, obtained the authorization for the change in use of the land, thereby lifting the federal restriction.

Accounting principles applicable before the date of adoption of IFRS only permitted the land to be valued at historical cost, even though it was designated as investment property.

At January 1, 2010 (transition date to IFRS), due to the immateriality of the value of the land, it was not presented within a separate line item in the statement of financial situation. In addition, the land was considered to only have minimal fair value as of such date, given its restricted use as evidenced by the negative resolution obtained on February 18, 2010. Subsequently, the final favorable decision received by the Company, unrestricting the use of the land on November 22, 2012 resulted in the recognition of gain from changes in its fair value, which amounted to Ps.435,681.

As of December 31, 2012, the Company has not yet built any infrastructure on the land and management of the Company has not concluded on its intended use, and thus continues to classify the land as investment properties.

15.	Other assets

Other assets are comprised of the following:

	December 31,
	2012	2011
Goodwill (1)	Ps. 1,122,300	Ps. 155,008
Investment in associated companies (2)	3,526	193,893

Total	Ps. 1,125,826	Ps. 348,901

(1)	Includes the preliminary value of goodwill determined in the acquisition of San Martín of Ps.888,703 and of DIPESA of Ps.49,090 (Note 3.h).
(2)	These investments in associates are different from those included in Note 12. Condensed financial information has been excluded due to immateriality. The decrease of the year corresponds to investments in trust that were part of the sale to Javer (Note 2).

16.	Notes payable

Notes payable consist of the following:

	December 31,
	2012		2011
Notes payable to banks	Ps. 4,373,466		Ps. 4,888,849
Notes payable to banks denominated in U.S. dollars	5,307,486	(1)	360,592
Other denominations (principally euros)	61,619		576,831

	Ps. 9,742,571		Ps. 5,826,272

(1)	At December 31, 2012, the balance mainly includes unsecured loans in the construction segment and the Corporate and Other segment, for Ps.3,272 million and Ps.2,035 million, respectively.

As of December 31, 2012 and 2011, approximately Ps.576 million and Ps.1,210 million, respectively, of the notes payable were used to finance low-income housing projects. The notes payable are secured by the real estate inventory of such projects. Additionally, certain subsidiaries have loans secured by the resources generated from construction projects.

The notes payable to banks consist of short-term notes with weighted average variable interest rates of 7.37% and 4.93% in 2011, and 8.90% and 3.80% in 2012, for notes denominated in Mexican pesos and U.S. dollars, respectively.

17.	Accrued expenses and other

Accrued expenses and other consist of the following:

	December 31,
	2012	2011
Accrued operating expenses	Ps. 3,803,238	Ps. 4,614,961
Share purchase (1)	329,089	—
PTU provision	57,397	52,658
Notes payable sundry creditors	1,053,928	540,266
Interest payable	493,122	205,113
Financial leasing (Note 20)	240,644	151,932
Derivative financial instruments (Note 21)	85,583	145,810
Accounts payable due to related parties	630,576	394,521
Bonus	334,790	321,769
Taxes other than income tax	313,517	321,985

	Ps. 7,341,884	Ps. 6,749,015

(1)	Contingent consideration arising from the acquisition of San Martín (Note 3 h).

18.	Provisions

The Company recognizes provisions for those present obligations that result from a past event, which upon the expiration of the obligation; it is probable the Company will incur an outflow of economic resources in order to settle the obligation. Provisions are recognized as accrued at an amount that represents the best estimate of the present value of future disbursements required to settle the obligation, at the date of the accompanying consolidated financial statements.

At December 31, 2012 and 2011, the composition and changes of principal provisions is as follows:

a.	Current

	December 31, 2011		Additions		Provisions used and transfers		Reversals		December 31, 2012
Provision for:
Costs expected to be incurred at the end of the project	Ps.	558,987	Ps.	411,240	Ps.	(19,430)	Ps.	(191,141)	Ps.	759,656
Repairs and maintenance of machinery under lease agreements		610,514		1,814,333		(1,681,015)		(153,378)		590,454
Estimated contract loss		248		1,596		(248)		—		1,596
Claims		15,216		35,727		(17,146)		(4,526)		29,271
Major maintenance of concession assets		164,374		145,577		(164,374)		—		145,577
Contingencies and warranty reserves for construction contracts		805,906		101,406		(393,636)		(169,337)		344,339

	Ps.	2,155,245	Ps.	2,509,879	Ps.	(2,275,849)	Ps.	(518,382)	Ps.	1,870,893

	December 31, 2010		Additions		Provisions used and transfers		Reversals		December 31, 2011
Provision for:
Costs expected to be incurred at the end of the project	Ps.	539,097	Ps.	339,376	Ps.	(23,515)	Ps.	(295,971)	Ps.	558,987
Repairs and maintenance of machinery under lease agreements		476,030		2,158,389		(1,898,615)		(125,290)		610,514
Estimated contract loss		3,147		—		(2,899)		—		248
Claims		13,132		13,279		(11,195)		—		15,216
Major maintenance of concession assets		316,922		164,374		(316,922)		—		164,374
Contingencies and warranty reserves for construction contracts		312,366		503,735		(1,294)		(8,901)		805,906

	Ps.	1,660,694	Ps.	3,179,153	Ps.	(2,254,440)	Ps.	(430,162)	Ps.	2,155,245

b.	Long term

The long-term provisions are as follows:

	December 31, 2011		Additions		Provisions used and transfers		December 31, 2012
Contingencies and warranty reserves for construction contracts	Ps.	39,232	Ps.	159,689	Ps.	(3,329)	Ps.	195,592
Major maintenance of concession assets		454,154		2,401		(82,442)		374,113

	Ps.	493,386	Ps.	162,090	Ps.	(85,771)	Ps.	569,705

	December 31, 2010		Additions		Provisions used and transfers		December 31, 2011
Contingencies and warranty reserves for construction contracts	Ps.	35,419	Ps.	11,903	Ps.	(8,090)	Ps.	39,232
Major maintenance of concession assets		497,677		62,292		(105,815)		454,154

	Ps.	533,096	Ps.	74,195	Ps.	(113,905)	Ps.	493,386

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

The Company recognizes a provision for the costs expected to be incurred for major maintenance, mainly at airports, which affect the results of periods from the commencement of operation of the concession, until the year in which the maintenance and/or repair work is performed. This provision is recognized in accordance with IAS 37 and IFRIC 12. A portion is recorded as short-term and the remainder as long-term depending on the period in which the Company expects to perform the major maintenance.

The provision for litigation is recognized in accordance with the analysis of the related lawsuits or claims, according to opinions prepared by the legal advisers of ICA. The Company does not derecognize provisions until final resolutions are obtained and the payment process has begun, or there is no further doubt with respect to the associated risk.

The provision for repairs and maintenance of machinery under lease agreements is accrued based on the estimated hours used. The provision is used to cover the expenses related to maintenance, spare parts and repairs for return of the asset to the lessor in accordance with the terms of the lease agreement.

19.	Other long-term liabilities

	December 31,
	2012		2011
Financial lease (Note 20)	Ps.	131,341	Ps.	29,185
Share purchase (1)		317,260		—
Suppliers and creditors documented		812,478		900,299
Guarantee deposits from customers		164,407		17,395
Others		199,495		197,939

	Ps.	1,624,981	Ps.	1,144,818

(1)	Contingent consideration arising from the acquisition of San Martín (Note 3 h).

20.	Leases

Financial lease

	December 31,
	2012		2011
Lease payables, short-term	Ps.	240,644	Ps.	164,311
Lease payables, long-term		131,341		29,185

	Ps.	371,985	Ps.	193,496

	Minimum lease payments				Present value of minimum lease payments
	December 31,				December 31,
	2012		2011		2012		2011
Less than one year	Ps.	248,567	Ps.	165,470	Ps.	240,644	Ps.	164,316
Greater than one year, less than five years		140,482		30,026		131,341		29,180

		389,049		195,496		371,985		193,496
Less: future finance charges		(17,064)		(2,000)		—		—

Present value of minimum lease payments	Ps.	371,985	Ps.	193,496	Ps.	371,985	Ps.	193,496

Finance leases relate to machinery and equipment, with a 5-year term. The Company has the option of acquiring the leased equipment at the end of such lease contract periods at nominal value. The Company’s obligations under such finance leases are secured by the title on the leased assets.

The fair value of finance lease liabilities approximates their carrying amounts.

Operating leases

a.	Costs and expenses for operating leases

Operating leases are related to buildings, machinery and equipment, vehicles and computers with different lease terms, which range from 5 to 10 years. All operating lease contracts with terms greater than 5 years contain a clause that stipulates a rental rate review at least every 5 years. The Company does not have an option to purchase the leased assets at the end of the lease term.

Payments recognized as cost and expense:

	Year ended December 31,
	2012		2011		2010
Costs and leasing expenses	Ps.	1,842,768	Ps.	1,134,686	Ps.	1,092,000

The cost of leasing of machinery considers a maximum limit by number of hours of use; any hours in excess result in additional rent. During 2012, there was no additional rent.

Operating lease commitments:

	December 31, 2012
	Land and buildings		Machinery and equipment		Others		Total
Less than one year	Ps.	62,283	Ps.	876,207	Ps.	2,093	Ps.	940,583
Greater than 1 year and less than 5 years		350,395		1,063,175		35,038		1,448,568
Greater than 5 years		95,509		—		—		95,509

	Ps.	508,187	Ps.	1,939,382	Ps.	37,131	Ps.	2,484,660

	December 31, 2011
	Land and buildings		Machinery and equipment		Others		Total
Less than one year	Ps.	36,563	Ps.	589,614	Ps.	9,741	Ps.	635,918
Greater than 1 year and less than 5 years		172,690		1,026,851		132,843		1,332,384
Greater than 5 years		295,170		—		130,631		425,801

	Ps.	504,423	Ps.	1,616,465	Ps.	273,215	Ps.	2,394,103

b.	Revenues from operating leases

The leases entered into by the Company contain monthly rental payments that generally increase each year based on the INPC, and/or the greater of a guaranteed minimum monthly rent plus a percentage of monthly income of the tenant if greater. At December 31, committed future rents are as follows:

	December 31,
	2012		2011
Less than one year	Ps.	406,682	Ps.	330,765
Greater than 1 year and less than 5 years		494,997		601,820
Greater than 5 years		97,762		96,545

Total	Ps.	999,441	Ps.	1,029,130

Minimum lease payments in the table above do not include contingent rentals, as increases for INPC or increased based on a percentage of the monthly income of the lessee. Contingent rental income recorded for the years ended December 31, 2012 and 2011 were Ps.72 million and Ps.68 million, respectively.

Revenues from operating leases at December 31, 2012, 2011 and 2010, amounted to Ps.423 million, Ps.400 million and Ps.360 million, respectively.

21.	Derivative financial instruments

Financial instruments for trading and hedging purposes. As of December 31, 2012, ICA had outstanding approximately Ps.32,764 million and Ps.18,691 million in notional amount of derivative financial instruments for hedging and trading purposes, respectively. The Company enters into derivative financial instruments to hedge the exposure to the interest rate risk and exchange rate risk of foreign currency related to the financing of construction projects. When the related transaction complies with all hedge accounting requirements, the Company designates the derivative as a hedging financial instrument (either as a cash flow hedge, a foreign currency hedge or a fair value hedge) at the time the Company enters into the contract. When the Company enters into a derivative for hedging purposes from an economic perspective, but such derivative does not comply with all the requirements established by IFRS to be considered a hedging instrument, the Company designates the derivative as a trading instrument. The Company’s policy is not to enter into derivative instruments for purposes of speculation.

There are no significant differences in the financial market risk to which the aggregated portfolios of instruments for trading purposes and those for hedging purposes are exposed.

Derivative financial instruments as of December 31, 2012 and 2011 are composed of instruments that cover interest and exchange rate fluctuations.

The following table shows the summary of the fair values at their “clean price”, as of December 31, 2012 and 2011, of hedges arranged according to terms of the contracts:

	December 31,
	2012				2011
	Assets		Liability		Assets		Liability
Derivative financial instruments of:
Interest rate swaps	Ps.	—	Ps.	1,596,366	Ps.	—	Ps.	894,649
Interest rate options		81		—		2,727		67,673
Equity options		374,467		6,436		—		—
Exchange rate instruments and FX swaps		129,698		140,891		325,624		81,114

		504,246		1,743,693		328,351		1,043,436
Derivate financial instruments short-term		22,249		85,583		9,924		145,810

Derivate financial instruments long-term		Ps. 481,997	Ps.	1,658,110	Ps.	318,427	Ps.	897,626

a.	Interest rate swaps

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

The following table shows the most significant financial instruments that the Company has entered into through its subsidiaries to cover interest rate fluctuations through interest rate swaps:

	Notional (Thousands of Mexican pesos)	Contracting date	Maturing date	Rate received	Rate paid		Fair value (Thousands of Mexican pesos)
							December 31,
Project							2012	2011
Hedging
RVCV	2,550,000	Dec.03,08	Dec.28,15	TIIE28d (4.85%)	9.65%		Ps. (253,013)	Ps. (306,188)
AUNETI (1)	2,748,480	Jun.11,08	Dec.06,27	TIIE28d (4.85%)	9.66%		(556,446)	(464,011)
LIPSA	704,243	Jan.27,10	May.25,20	TIIE28d (4.85%)	7.34%	(2)	(63,140)	(36,730)
Agua Prieta	940,000	May.18,11	May.31,24	TIIE28d (4.85%)	8.17%		(154,312)	(67,380)
El Realito (1)	504,518	Jul. 25,11	Jan.22,25	TIIE28d (4.85%)	7.81%		(65,807)	(20,340)
Mitla(1)	7,900,100	Jun.04,12	Jun.16,22	TIIE28d (4.85%)	7.24%	(2)	(493,747)	—

The values shown in the “Rate received” column are as of December 31, 2012.

(1)	The fair value data shows the percentage of participation that ICA holds in these companies.
(2)	Weighted average rate for the amount of the three derivatives of this Project.

At February 22, 2013, the fair value of these instruments has not fluctuated significantly.

RVCV

On December 3, 2008 the Company entered into an interest rate swap in order to modify the profile of interest payments on a variable rate credit loan related to this project. Through the contract the Company receives the 28-day TIIE rate paid on the credit loan and agrees to pay a fixed rate of 9.65% plus the applicable margin in the period of construction of 1.80%. At December 31, 2012 and 2011, this swap was designated as a cash flow hedge for which fluctuations in fair value are presented in other comprehensive income.

AUNETI

When financing for the AUNETI project was obtained, the bank charged the Company a one-time commission fee of 1.75% of the total debt amount of Ps.5,497 million (Ps.2,748 million proportionate amount for ICA). However, instead of discounting the debt by the commission fee, the Ps.96 million (Ps.48 million proportionate amount for ICA) was added to interest rate swap derivatives outstanding with the same bank. The recognition of this transaction resulted in a deferred asset subject to amortization (representing the commission payment) and a derivative financial instrument liability at the beginning of the debt contract. Under IFRS, the liability for this derivative financial instrument is presented net of the deferred asset.

Beginning on October 1, 2011, these financial instruments have been designated as hedging instruments and changes in the fair value is included in other comprehensive income as of such date. During 2012 and 2011, ICA recognized the ineffective portion of the instrument as a charge to profit of Ps.5 million and Ps.62 million, respectively, and the effective portion within other comprehensive income of Ps.96.6 million and Ps.8.5 million, respectively.

LIPSA

In January 2010, an interest rate swap was entered into to fix the project financing rate. With this instrument, a floating interest rate of the 28-day TIIE is received and a fixed interest rate of 8.59% is paid. As of December 31, 2011 and 2010, it is considered a hedging derivative and fair value fluctuations are presented under other comprehensive income. On February 16, 2011, the derivative was restructured to conform to the terms of the project. Additionally, in April and August 2011, two interest rate swaps were contracted to conform to the terms of the project by reducing the fixed rate to an weighted average rate of 7.34%.

AGUA PRIETA

In May 2011, an interest rate swap was contracted to fix the project financing rate. The purpose of the swap is to mitigate the interest rate risk derived from market conditions. The Company receives a floating rate of 28-day TIIE and a pays a fixed interest rate of 8.17%. The maximum amount covered by this instrument is Ps.940 million. At the time the interest rate swap was entered into it was designated as a cash flow hedge.

EL REALITO

In July 2011, an interest rate swap was entered into to fix the project financing rate. The purpose of the swap is to mitigate the interest rate risk derived from market conditions. The Company receives a floating rate of 28-day TIIE and a pays a fixed interest rate of 7.81%. The maximum amount covered by this instrument is Ps.989 million (Ps.489 million, proportionate amount for ICA). Beginning on October 1, 2011, these financial instruments have been designated as hedging instruments and the fluctuations in their fair value is included in other comprehensive income. During 2012 and 2011 the Company recognized an ineffective portion of the instrument as a charge to profit of Ps.5 million per year, and the effective portion was recognized in other comprehensive income of Ps.46 million and Ps.15 million, respectively.

MITLA

In June 2012, an interest rate swap was contracted to fix the project financing rate, which has been designated as a hedging instrument and the fluctuation in the fair value is included in other comprehensive income. The Company receives a floating rate of the 28-day TIIE and paid an average fixed rate of 7.24%.

Sensitivity Analysis

A sensitivity analysis was performed considering the following interest rate scenarios: +100 basis points, +50 basis points, +25 basis points, -25 basis points, -50 basis points -100 basis points. This analysis reflects the potential gain or loss of each derivative financial instrument depending on the position that it was in at the end of December 2012, providing an overall effect on the portfolio of instruments that the Company maintains, with the intent of reflecting static scenarios that may or may not occur.

Project	Fair value 2012		+100 bp		+50 bp		+25 bp		-25 bp		-50 bp		-100 bp
RVCV	Ps.	(253,013)	Ps.	(205,817)	Ps.	(229,879)	Ps.	(242,125)	Ps.	(267,060)	Ps.	(279,754)	Ps.	(305,610)
Agua Prieta		(154,312)		(112,943)		(133,135)		(143,595)		(165,293)		(176,550)		(199,934)
LIPSA		(63,140)		(38,822)		(50,897)		(57,123)		(69,958)		(76,575)		(90,230)
AUNETI (1)		(508,280)		(416,180)		(465,051)		(490,273)		(542,387)		(569,318)		(625,037)
El Realito		(65,807)		(45,379)		(55,494)		(60,734)		(71,603)		(77,241)		(88,954)
Mitla		(493,747)		(276,207)		(381,713)		(436,881)		(552,379)		(612,851)		(739,626)

Total		(1,538,299)		(1,095,348)		(1,316,169)		(1,430,731)		(1,668,680)		(1,792,289)		(2,049,391)

Variation			Ps.	442,951	Ps.	222,130	Ps.	107,568	Ps.	(130,381)	Ps.	(253,990)	Ps.	(511,092)

(1)	It does not include the Ps.48 million commission.

The effects of the sensitivity analysis on stockholders’ equity of the Company with respect to fluctuations in interest rates, considering existing hedging instruments, as well as the fixed interest rate financing, is as follows:

	Year ended December 31, 2012
Effect on stockholders’ equity (after tax):
+100 bp	Ps.	318,925
+50 bp		159,934
+25 bp		78,169
- 25 bp		(93,874)
- 50 bp		(182,873)
- 100 bp		(367,986)

b.	Interest rate options

The Company enters into options to establish ceilings (CAPs) on the level of variable interest rates, which provides the Company the benefit of maintaining an adequate rate on financing for its projects. As of December 2012 and 2011, none of the CAPs designated as cash flow hedges, generated intrinsic value in the options, for which reason, the CAPs did not generate unrealized profits or losses to be recognized in other comprehensive income. Consequently, for all CAPs disclosed below, the fluctuations in fair value are recognized in interest expense within results.

The following table shows the most significant financial instruments that the Company has entered into as of the dates indicated to hedge interest rate fluctuations through interest rate options:

	Notional (thousands of Mexican pesos and foreign currency)	Contracting date	Maturing date	Rate received	Rate paid	Fair value (thousands of Mexican pesos)
						December 31,
Project						2012		2011
Hedging
La Yesca (FLOOR)	U.S. 703,612	Feb.01,08	Jun.01,12	LIBOR1M (0.26%)	2.95%	Ps.	—	Ps.	(67,673)
Negociation
TUCA (CAP)	1,248.875	Jul.01,08	Dec.30,14	TIIE91d (4.87%)	11.00%		—		1,607
SAQSA (CAP)	1,916,134	Jul.20,12	Jul.20,14	TIIE28d (4.85%)	6.50%		81		1,110

At February 22, 2013, the fair value of these instruments has not fluctuated significantly.

The values shown in the “Rate received” column are as of December 31, 2012.

La Yesca

(CAP and FLOOR)

To protect the project from fluctuations in the London Interbank Offered Rate (“LIBOR”) (because it is a financed project), two options were entered into in October 2007 establishing a CAP on that rate of 5.5% for a notional amount of up to U.S.$852 million, paying a premium of U.S.$ 7.33 million. On January 10, 2008, the Company agreed with the financial agent to substitute this CAP with the combination of the purchase of a CAP option and the sale of a FLOOR option, beginning February 1, 2008. The CAP establishes a ceiling of 4.5% on the LIBOR rate and the FLOOR establishes a floor of 2.95%. In order to guarantee its potential obligations under the FLOOR option, the Company was required to establish collateral through a letter of credit of U.S. $6 million. A commission of U.S. $1 million was paid as a result of this restructuring.

In October 2008, the CAP and FLOOR were designated as cash flow hedging instruments. As of December 31, 2011, the fair value of the FLOOR was recognized in other comprehensive income for the amount of its intrinsic value of Ps.68 million, (U.S.$4.8 million). The intrinsic value in the case of options is determined by the difference between the exercise price and market price of the underlying security, provided that this difference is not negative.

c.	Exchange rate instruments, FX swaps and options

The following table shows the most significant financial instruments that the Company has entered into as of the dates indicated to hedge exchange rate fluctuations through FX swaps and options:

	Notional (thousands of Mexican pesos and foreign currency)	Contracting date	Maturity date	Ref.	Level		Fair Value (thousands of Mexican pesos)
							December 31,
Project							2012		2011
Hedging
Túnel Río de la Compañía (CCS)	91,215 (EUR 1,944)	Dec.24,07	Jun.24,15	Pesos/ EUR	15.63		Ps.	1,875	Ps.	5,151
	Interest on notional amount			EURIBOR 6M (0.320%)	7.77%
AHMSA	U.S. 136,484	Aug.29,12	Aug.30,13(2)	Pesos/U.S.	13.4598	(1)		22,015		(27,955)
Mayab	U.S. 592	Dec.21,10	Mar.20,12	Pesos/U.S.	13.94			—		51
(FX FWD)
Mayab	U.S. 45,000	Dic.21,10	Sep.19,12	Pesos/U.S.	14.25			—		(576)
(AmericanFX FWD)
Eastern Discharge Tunnel (CCS)	295,922 (EUR 17,944) Interest on notional amount	Jul.28,10	Dec.30,14	Pesos/ EUR	16.49			(10,800)		7,124
				EURIBOR 6M (1.320%)	4.80%
Eastern Discharge Tunnel (EUR Put)	EUR 18,240	Jul.28,10	Dec.30,14	Pesos/ EUR	15.20			366		(9,048)
Eastern Discharge Tunnel (CCS)	460,381 (EUR 26,596) Interest on notional amount	Oct.22,10	Jun.17,19	Pesos/ EUR	17.31			(8,277)		20,041
				EURIBOR 6M (0.320%)	6.99%
Aeroinvest	U.S. 45,000	Jan.12,12	Jan.31,15	Pesos/U.S.	13.66			16,574		—
				MX	9.40 10.40	% a %
SETA (3)	U.S. 150,000	Jun.14,09	Jun.14,15	Price per share	NA			(29,324)		—
CICASA FX Option	U.S. 690,476	Jan.10,12	Jul.15,2018	Pesos/U.S.	13.65			17,119		—
				MX
CICASA (CCS)	U.S. 14,500	Jan.10,12	Jul.15,2018	Pesos/U.S.	13.65			(20,373)		—
				MX	9.05%
San Martín	712,341	Jun.15,12	May.30,15	Pesos/soles	5.2543			(35,471)		—
				MX	5.30%
ICA Senior Notes (CCS)	U.S. 500,000	Feb.14,11	Feb.04,17	Pesos/U.S.	12.055 (9.95%)			89,388		293,257
ICA Senior Notes (CCS)	U.S. 350,000	Aug.03,12	Jan.24,15	Pesos/U.S.	13.30			(21,513)		—
				MX	8.66%
CICASA (CCS)	U.S. 80,000	Dec.07,13	Dec.02,13	Pesos/U.S.	12.87			(6,802)		—
				MX	7.99%
Trading:
ICA	MXN 556,873	May.25,12	Aug.21,13		MXN 24.99			(6,436)		—
La Yesca (FX FWD)	U.S. 32,045	Aug.09,11	Dec.28.12	Pesos/U.S.	11.33			—		(43,535)
CICASA (Call spread)	11,966,716 Shares	Dec. 07,12	Dec.04,13	Pesos/U.S.	12.87 (7.99%)			374,467		—

(1)	Price weighted by the amount of the FX forward.
(2)	The dates indicate the year of the last FX forward.
(3)	The valuation is not material in 2011.

At February 22, 2013, the fair value of these instruments has not fluctuated significantly.

Sensitivity Analysis

For the main instruments included in paragraphs b and c above, a sensitivity analysis was performed considering the following interest rate scenarios: +100 basis points, +50 basis points, +25 basis points, –25 basis points,–50 basis points –100 basis points. Additionally, the following changes in the exchange rates were considered for each of the above scenarios: –100 cents, –50 cents, –25 cents, +25 cents + 50 cents and +100 cents. This analysis reflects the potential gain or loss of each derivative financial instrument depending on the position that it was in at the end of December 2012, providing an overall effect on the portfolio of instruments that the Company maintains, with the intent of reflecting static scenarios that may or may not occur.

Project	Fair value December 2012		+100 bp /-100 cents		+50 bp /-50 cents		+25 bp /-25 cents		-25 bp / +25 cents		-50 bp / +50 cents		-100 bp /+100 cents
SAQSA (CAP)	Ps.	81	Ps.	466	Ps.	206	Ps.	132	Ps.	48	Ps.	27	Ps.	7
Túnel Río de la Compañía		1,875		(148)		599		972		1,718		2,091		2,837
AHMSA		22,015		(32,310)		(5,114)		8,459		35,554		49,077		76,071
Eastern Discharge Tunnel (CCS)		(10,800)		(4,314)		(7,663)		(9,255)		(12,299)		(13,760)		(16,596)
Eastern Discharge Tunnel (EUR Put)		366		1,375		770		545		231		135		39
ICA Senior Notes / San Martín		32,404		(209,445)		(94,948)		(36,637)		82,194		142,748		266,224
Túnel Emisor Oriente (CCS)		(8,277)		(21,256)		(15,163)		(12,246)		(6,644)		(3,952)		1,208
EMICA OPCIONES		(6,436)		(6,455)		(6,445)		(6,441)		(6,432)		(6,428)		(6,420)
CICASA (CCS)		(6,802)		(3,069)		(5,137)		(6,323)		(9,007)		(10,505)		(13,816)
CICASA (Fx Option)		17,119		(12,978)		(14,973)		(16,068)		(18,436)		(19,700)		(22,364)
CICASA (Call spread)		374,467		383,244		378,926		376,713		372,186		369,872		365,147
AEROINVEST		16,574		49,273		33,950		25,460		7,440		(1,777)		(19,731)

Total		432,586		144,383		265,008		325,311		446,553		507,828		632,606

Variation			Ps.	(288,203)	Ps.	(167,578)	Ps	(107,275)	Ps.	13,967	Ps.	72,242	Ps.	200,020

The effects of the sensitivity analysis in the statement of stockholders’ equity and statement of income and other comprehensive income, based on the derivative financial instruments outstanding at the end of the year is as follows:

	December 31, 2012
Effect on stockholders’equity (after tax):
+100 bp / -100 cents	Ps.	(180,471)
+50 bp / -50 cents		(90,326)
+25 bp / -25 cents		(45,260)
-25 bp/ +25 cents		45,354
-50 bp / +50 cents		91,152
-100 bp / +100 cents		184,409

	December 31, 2012
Effect on results (after tax):
+100 bp / -100 cents	Ps.	6,596
+50 bp / -50 cents		3,301
+25 bp / -25 cents		1,654
-25 bp/+ 25 cents		(1,666)
-50 bp / +50 cents		(3,347)
-100 bp / + 100 cents		(6,764)

Considering the value of the Company’s consolidated assets, liabilities and stockholders’ equity included in the consolidated statement of financial position and the value of revenue in the consolidated statement of income and other comprehensive income, under none of the aforementioned scenarios includes in tables a), b) and c) does the effect exceed the 5% and 3% threshold of these concepts as of or for the year ended December 31, 2012.

	Total		Level		%
Assets	Ps.	108,687,778	Ps.	5,434,389	5%
Liabilities		88,026,068		4,401,303	5%
Stockholders’ equity		20,661,710		1,033,086	5%
Revenues		47,542,838		1,426,285	3%

SETA

On May 7, 2007, CICASA, CONOISA and Aeroinvest (the obligated entities) granted its partner in GACN (Aéroports de Paris Management, S.A. or “ADPM”) a put option whereby ADPM may require the obligated entities to purchase a portion of the shares of SETA held by ADPM. The obligated companies will buy the shares when the partner exercises its option. Additionally, a call was issued whereby the obligated entities may require ADPM to sell to them a portion of the shares of SETA held by ADPM.

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

The option schemes established an exchange rate level at which the project exchanged the U.S. dollars obtained from the financing necessary to cover costs and expenses in Mexican pesos at a weighted average exchange rate of Ps.11.33 per U.S. dollar for the period from July 2008 to July 2010 for the first three options and to April 2011 for the last option. The notional amount for the foreign currency exchange option is established at two levels, which are determined based on the spot exchange rate compared to the weighted average exchange rate set in the foreign currency exchange options. Accordingly, for spot exchange rate levels lower than Ps.11.33 per U.S. dollar, the notional amount is limited to U.S. $194.5 million; for spot exchange rate levels higher than Ps. 11.33 per U.S. dollar, the notional was set at U.S.$499.3 million (considering the period during which the exchange rate was below the preset level, the maximum notional value was U.S. $467 million). This notional amount was determined by the Company as the amount that would cover the project’s overall liabilities in Mexican pesos, based on management’s best estimate at those dates.

Due to changes in the La Yesca construction schedule and the increasing volatility of Mexican peso-U.S. dollar exchange rate fluctuations, in 2009, the Company and the provider of the La Yesca foreign currency exchange options restructured the options to (i) stabilize the notional amount so that it remains unchanged regardless of the difference between the spot exchange rate and the exchange rate set forth in the derivative contract, (ii) reduce the notional amount to U.S. $183.5 million, which reflects an average of U.S. $1.4 million in weekly operating expenses, to better fit the peso obligations of the La Yesca hydroelectric project, and (iii) reschedules the notional amounts every week so that they match the revised construction program and the payment program. This coverage scheme sets an exchange rate of Ps.11.35 at which the project exchanges the dollars needed to cover peso expenses and costs during the effective term of the instrument.

The renegotiation cost of the financial derivative was U.S. $ 33 million, which will be paid once the La Yesca project is terminated, and will accrue interest at the LIBOR rate plus 450 basis points. In July 2010, the derivative was further restructured to adjust its terms to the project terms. This coverage scheme maintains an exchange rate of Ps.11.35 per U.S. dollar during the term of the instrument, with a maximum exchange rate of Ps.17.00. As part of this restructuring, U.S.$16 million of the previous renegotiation cost was prepaid, with the balance of U.S.$17 million (plus accrued interest) remaining at December 31, 2011 and 2010, presented in long-term liabilities.

On August 2011, the derivative was further restructured to adjust its terms the project terms. The new scheme sets an exchange rate of Ps.12.00 per U.S. dollar; the maximum exchange rate was reduced to Ps.16.00. The cost of this restructuring was U.S.$2.9 million, at December 31, 2011, and is included under current liabilities.

Altos Hornos de México (“AHMSA”) (ICAFD project)

The Company entered into forwards or forward contracts for the sale of U.S. dollars with different maturities to eliminate the exchange rate risk associated with this project. As of December 31, 2012, the agreed exchange rate for these instruments is Ps.13.4598 per U.S dollar for a notional amount of U.S.$267 million (the exchange rate is weighted by the notional amount of each contract).

At the time the forward contracts were entered into they were designated as hedging instruments. The fluctuations in fair value are recognized in other comprehensive income.

Eastern Discharge Tunnel

In 2010, exchange and interest rate swaps called cross currency swaps (“CCS”), were entered into to mitigate the risks associated with the project. The primary position relates to loans for the acquisition of machinery related to the project. The cost of principal and interest on loans is 6.99% and 4.80% for each derivative.

As of December 31, 2012, the fair value of these hedging derivatives is recognized in other comprehensive income.

ICA

At December 31, 2012, ICA held the following derivative financial instruments:

1.	In February 2011, the Company entered into four CCSs with maturities of six years, in order to mitigate the exchange rate risk of the bond coupons on ICA’s Senior Notes. The maximum level sets an exchange rate of Ps.12.055 per U.S. dollar at a fixed rate of 9.95%. A fixed rate is paid in Mexican pesos in exchange for receiving interest in a foreign currency, used to pay the coupons to the holders of the bond.

These instruments have been designated as hedging instruments and fluctuations in their fair value is recognized in other comprehensive income.

2.	In August 2012, the Company entered into three CCSs with maturities of three years, in order to mitigate the exchange rate risk of the interest payments on ICA’s Senior Notes. The maximum level sets an exchange rate of Ps.13.30 per U.S. dollar at a fixed rate of 8.66%.

The Company entered into the CCSs in order to mitigate foreign exchange risk arising from its placement of debt obligations in the international market.

3.	In June 2012, the Company entered a CCSs in order to mitigate the exchange rate risk. The primary position of this instrument is contractual obligations denominated in Peruvian new soles. The fixed exchange rate is Ps.5.2543 per new Peruvian soles.

4.	ICA contracted a forward settled in cash on 22,280,100 of its shares, from May 22 to August 21, 2013 in non-consecutive periods, for a weighted average strike price of Ps.24.99 per share and equivalent to an amount of Ps.556.8 million, with maturity in one year.

If the instrument is exercised, the effect will be accounted for in the reserve for the acquisition of shares. If the instrument is not exercised, the fair value of the forward will be recognized in valuation of financial instruments in interest expense in the consolidated statement of income and other comprehensive income.

AEROINVEST

In January 2012, the Company entered into a CCSs in order to mitigate losses from fluctuations in exchange rates and interest rates. The primary position related to this instrument corresponded to a dollar-denominated loan that was paid in advance; consequently this derivative was classified as a trading. The fixed exchange rate is Ps.13.66 per dollar with rates that vary between 9.40% and 10.40%.

CICASA

In January 2012, the Company entered a CCS in order to mitigate losses from fluctuations in exchange rates and interest rates. The primary position related to this instrument corresponded to a dollar-denominated loan. The fixed exchange rate is Ps.13.65 per dollar with a fixed rate of 9.05%.

In December 2012, the Company entered into a CCS in order to mitigate the fluctuations in exchange rates and interest rates. The fixed exchange rate is Ps.12.87 per dollar with a fixed rate of 7.99%. The primary position related to this instrument is dollar-denominated debt bearing interest at a variable rate (LIBOR). As a part of the same transaction, ICA entered into a derivative financial instrument, which gives the Bank the right to purchase 11.9 million shares of ICA at a fixed price. This instrument was classified as trading.

22.	Long-term debt

a.	Debt to credit institutions and debentures and other securities at December 31, 2012 and 2011, which amounted to Ps.42,024 million and Ps.44,208 million, respectively, net of Ps.1,279 million and Ps.588 million, from financing commissions or expenses, respectively, is detailed as follows:

	December 31,
	2012		2011
Payable in U.S. dollars:

Concessions:
Credit granted to Aeroinvest for working capital up to Ps.1,100 million maturing in November 2015. The contracted rate is the 28-day TIIE plus 350 basis points (8.35% at December 31, 2012). The financing is guaranteed by 53,473,020 shares of Series B of capital stock of GACN.	Ps.	750,000	Ps.	—
Credit granted to Aeroinvest maturing in January 2015. The contracted rate is the three-month LIBOR plus 600 basis points (6.5698% at December 31, 2011). The loan was prepaid in 2012.		—		629,649
Loan granted to Aeroinvest for Ps.385 million, maturing in October 2014, bearing interest at the 28-day TIIE plus 350 basis points (8.35% at December 31, 2012). The loan is guaranteed by 22,168,028 shares of Series B of capital stock of GACN.		385,407		—

Construction:

Syndicated loan of up to U.S. $910 million for the construction of the La Yesca Hydroelectric Project, maturing in the second quarter of 2012. As of December 31, 2011, U.S. $ 829.9 million dollars was withdrawn; in 2012, the Company used the entire line of credit. The contracted rate was the one-month LIBOR plus 50 basis points (as of December 31, 2011, the rate was 0.7490%). In the fourth quarter 2012, the account receivable from CFE was collected and the resources were used to pay this loan.

Additionally, the project had a revolving bridge loan for working capital of U.S.$140 million dollars, divided into Tranche A1, Tranche B and Tranche A2 for U.S.$80 million, U.S.$30 million and U.S.$30 million, respectively, which matures on the same date as the syndicated loan. Through December 31, 2012, U.S.$132 million were withdrawn, U.S.$127 million were paid in the fourth quarter with the resources obtained from the collection of accounts receivable from the CFE and U.S.$5 million is pending payment. The interest rate on this line of credit is one-month LIBOR plus a range of 0.75% to 4.25% (as of December 31, 2012 and 2011, the rates range between 0.9590% and 4.4590%, 1.0336% and 4.499%, respectively).

		68,188		13,208,170

	December 31,
	2012	2011

Other purposes:
On February 4, 2011, ICA placed senior notes for a principal amount of U.S. $500 million, a coupon of 8.90% and maturing in 2021. ICA issued these notes which are guaranteed by CICASA, CONOISA and Controladora de Empresas de Vivienda, S.A. de C.V. (“CONEVISA”).	6,430,450	6,996,100

On July 24, 2012, ICA placed senior notes for a principal amount of U.S.$350 million, maturing in 2017. The resources of the placement were used to repay short-term debt. Interest rate of 8.375%, payable semi-annually, resulting in a yield to maturity of 8.625%. ICA issued these notes unsecured documents which are guaranteed by CICASA, CONOISA and Controladora de Empresas de Vivienda, S.A. de C.V. (“CONEVISA”).	4,501,315	—

Loans granted to Los Portales for U.S.$7.5 million and U.S.$2.5 million. The loan matures in April 2012 and was amortized quarThe loan was paid in 2012 upon its maturity.	—	197,487

Various loans to Los Portales, with quarterly principal and interest payments. Interest is accured at fixed rates with fluctuations between 4.25% and 8.5%. Maturities are between 2015 and 2018.	216,286	—

Loans granted to CICASA maturing in July 2018. The contracted rate is the one-month LIBOR plus 450 basis points (4.71% and 4.79% at December 31, 2012 and 2011, respectively).	186,483	202,887

Payable in euros:

Construction
Bank loan granted in euros for import purchases, maturing in September 2015, payable in 16 semiannual installments beginning December 2007, bearing interest at EURIBOR plus a 0.45% margin (0.77% and 1.25% as of December 31, 2012 and 2011, respectively).	33,488	49,884

	December 31,
	2012	2011
Payable in Mexican pesos:

Concessions and Airports:
TUCA performed a new issuance of securitization certificates, which is guaranteed by collection rights and toll revenues of the Acapulco Tunnel, through a turst that issued a share certificate program with a term of up to 25 years. Principal and interest are paid semiannually and bear interest at a rate of the 182-day TIIE plus 265 basis points (7.53% and 7.48%, at December 31, 2012 and 2011, respectively) and the 182-day TIIE plus 295 basis points, respectively (7.83% and 7.78% at December 31, 2012 and 2011, respectively). The loan is also guaranteed by a letter of credit of Ps.75 million.	933,424	1,243,250

Consorcio del Mayab, holder of the Kantunil – Cancún highway concession, issued redeemable participation certificates (CPOAs), each equivalent to one UDI, and divided into three classes: Series A, B and S for 349,458,900, 61,500,000 and 168,100,000 UDIs, respectively, with a fixed interest rate of 9.25%, 9.50% and 0% for Series A, B and S, respectively, interest are paid semiannually. Principal payments are semiannual, maturity in 2019 for the Series A and 2020 for the Series B and S, whereby each of the three series haas a grace period of 3 years for repayment of principal. At December 31, 2011, the balance of the Series A, B and S is 286,721,941, 61,500,000 and 168,100,000 UDIs, respectively, equivalent to Ps.1,345,099, Ps.288,515 and Ps.788,608, respectively. This loan is guaranteed with toll revenues. In October 2012, the CPOAs were repaid with resources obtained from the issuance of stock certificates (“CBS”) mentioned below, paying a premium to holders of Ps.161 million that are presented in interest expense in the consolidated statement of income and other comprehensive income (Note 33).

	—	2,445,524

Consorcio del Mayab issued CBS for a total of Ps.4.500 million in two parts: (i) Ps.1,195 million at a fixed rate of 9.67% and (ii) the equivalent of Ps.3,305 million in UDIs at a real rate of 5.80%. At December 31, 2012, the amount totaled 685,512,297 UDI equivalent to Ps.3,342 million. Interest is paid semiannually. The maturity is in 22 years.
Amortization of capital is semiannual and will begin in December 2014. Approximately Ps.2,339 million were used to prepay the CPOA’s described in the preceding paragraph and Ps.1,909 million will be used for the construction of the extension of 54 additional miles of highway that goes from Playa del Carmen to Cedral. The cash flows of the project are the source of repayment of the CBS.

	4,536,285	—

	December 31,
	2012	2011
On July 15, 2011, GACN placed securities certificates for a principal amount of Ps.1,300 million, at a variable rate equal to 28-day TIIE plus 70 basis points and maturing on July 8, 2016. As of December 31, 2012 and 2011 the rate is 5.55% and 5.50%, respectively. The loan is unsecured.	1,300,000	1,300,000

On July 25, 2011, an irrevocable trust agreement was established for the issuance, management and payment F/1496 (Issuer Trust) between Papagos and Sarre (as trustors and beneficiaries in the second instance), and holders of Peso Series Trust Certificates represented by Monex Casa de Bolsa, S.A. de C.V., Grupo Financiero Monex, as common representative and beneficiaries in the first instance, and Deutsche Bank Mexico, S. A., commercial bank, in as trustee. On September 30, 2011, the Issuer Trust issued Ps.5,323, millions of Trust Certificates (“CBFs”) in pesos to mature on April 30, 2032, with a fixed annual interest rate of 10.1%. On the same date, the Issuer Trust issued 387,181,900 Trust Certificates in UDIs, with value of Ps. 4.589563 per certificate representing Ps.1,777 million, with a fixed annual interest rate of 5.65%. Interest on the CBFs, both in pesos and UDIs, will be paid quarterly, beginning July 30, 2013; the interest generated until that date will be capitalized. The certificates are redeemable quarterly in 76 consecutive payments starting from July 30, 2013. Proceeds were distributed proportionately between Papagos and Sarre using a factor of 0.497747 and 0.502253, respectively. The certificates are guaranteed with the patrimony of the Issuer Trust. They are also guaranteed, proportionately by Papagos and Sarre. At December 31, 2012, the loan balance amounted to 387,181,900 in UDI, equivalent to Ps.1,887 million.

	7,872,336	7,139,399
In September 2012, Mitla Tehuantepec obtained a credit line for Ps.6,320 million pesos for the modernization and expansion of Mitla-Tehuantepec highway. Quarterly interest at 91-day TIIE rate plus 295 points (7.82% at December 31, 2012). The loan will be paid quarterly, beginning August, 2016. This loan is guaranteed with toll revenues.	230,769	—

	December 31,
	2012	2011
April 2012, Sarre and Pápagos, performed an issue of subordinated share certificates (“CBS”) for 167,958,000 and 189,377,000 UDIs, at Ps.4.763093 and Ps.4.748455 per UDI, respectively, equivalent to Ps.800 million and Ps.899 million, related to the inflation (“UDIBONOS”), maturing in 2032. The CBS were placed at par with a yield of 8%, equivalent to UDIBONOS plus 324 basis points. At December 31, 2012, the credit in UDIs is 357,335,000 UDIs, equivalent to Ps.1,741 million. The source of loan repayment is the receivables of service delivery contracts (Note 12).	1,901,874	—
In September 2007, CONOISA obtained financing of Ps.430 million for the acquisition of 39% of shares of PMA México. The interest rate is the 91-day TIIE plus 0.45%, payable quarterly beginning in September 2008, maturing in 2012 (as of December 31, 2012 the interest rate was 5.25%). Loan paid at maturity.	—	54,147
Credit granted to CONOISA for working capital up to Ps.1,350 million pesos maturing in June 2026. The contracted rate is the 28-day TIIE plus 200 basis points (6.85% at December 31, 2012). This loan is secured with a pledge on 100% of its equity shares.	124,369	—
Loan granted to ICA San Luis, S.A. de C.V. for the construction of the Río Verde – Ciudad Valles highway in San Luis Potosí. The loan is payable over 17 years, matures in 2025, and interest is payable quarterly at a rate of the 28-day TIIE plus 205 basis points (as of December 31, 2012 and 2011, the interest rate was 6.9% and 6.8475%, respectively). This loan is amortized monthly and is guaranteed with toll revenues.	2,468,400	2,529,600
Loan granted to SAQSA for the construction, operation and maintenance over a 20-year period of the Sistema Acueducto II (water system) of that city. The loan is payable in 17 years, matures in 2024, amortizable monthly, beginning February 2011, based on the collections received by the customer. Interest payable quarterly at a rate of the 28-day TIIE plus 200 basis points, (as of December 31, 2012 and 2011, the interest rate was 6.85% and 6.565%, respectively). This loan is secured with a pledge on the shares of this subsidiary.	599,104	607,648

	December 31,
	2012	2011
Loan granted to AUNETI for the construction of the Nuevo Necaxa – Avila Camacho section of the highway in the states of Puebla and Veracruz. The loan matures in 2028, redeemable quarterly starting in 2012. Monthly interest at the 28-day TIIE plus 185 basis points (as of December 31, 2012 and 2011, the interest rate was 6.70% and 6.455%, respectively). This loan is guaranteed with toll revenues.	2,555,606	2,431,244

Loan granted to LIPSA for the Libramiento la Piedad project. The credit line has a maximum amount of Ps.900 million, to be applied in two tranches, guaranteed with the tolls collected; the loan matures in 2024 and bears interest at a TIIE rate plus an applicable margin that varies between 275 and 350 basis points (between 7.60% and 7.85%, and 7.54% and 7.79%, respectively, as of December 31, 2012 and 2011).	688,907	564,402

Loan granted to Autopista Naucalpan Ecatepec S.A. de C.V. (formerly Viabilis Infraestructura, S.A.P.I de C.V.) for the Río de los Remedios highway project. The credit line has a maximum amount of Ps.3,000 million to be applied to stage I of the project (Puente de Vigas—México Pachuca highway project); the loan matures in 2027 and bears interest at a fixed 7.81% rate. The loan is amortized quarterly from the end of the grace period, i.e. from July 2013. This loan is guaranteed with shares of CONOISA that have full corporate rights.	3,000,000	3,000,000

Loan granted to Renova Atlatec for the construction, operation and maintenance over a 20-year period of the Project Agua Prieta (water system). The loan is payable in 16 years, matures in 2027, with monthly amortization from May 2014. Interest is payable monthly at a rate of the 28-day TIIE plus 300 basis points. (As of December 31, 2012 and 2011, the interest rate was 7.85% and 7%, respectively).	914,465	479,800

Loan granted to El Realito for the construction, operation and maintenance over a 25-year period of the aqueduct (water system). The loan is payable over 18 years, matures in 2029, with monthly amortization from February 2014. Interest is payable monthly at a rate of the 28-day TIIE plus 275 basis points. (As of December 31, 2012 and 2011 the interest rate was 7.60% and 7.55%).	411,961	159,036

Loan issued by DIPESA awarded for the Barranca Larga highway project, up to an amount of Ps.1,368 million, which matures in November 2032. Amortization and interest are quarterly. Interest is payable at a rate of the 28-day TIIE plus 300 basis points. (As of December 31, 2012 the interest rate was 7.60%). This loan is secured with a pledge on 100% of its equity shares.	606,986	—

	December 31,
	2012	2011

Construction:
Loan granted to ICASA, maturing in October 2019, bearing interest at the six-month EUROLIBOR plus a 0.3% (0.62% and 1.10% at December 31, 2012 and 2011, respectively).	229,680	283,662

Loan granted to ICASA, maturing in June 2019 bearing interest at the six-month Eurolibor plus 1.1% (1.42% and 1.90%, at December 31, 2012 and 2011, respectively).	349,745	418,691

Loan granted to ICASA for an amount of Ps.450 million for working capital, maturing in June 2017 bearing interest at the 28-day TIIE plus 375 basis points (8.60% at December 31, 2012).	122,600	—

Loan granted to ICASA for working capital of up to Ps.950 million for the Nayarit Social Readaptation project; maturing in March 2017. The contracted rate is the 28-day TIIE plus 300 basis points (7.85% at December 31, 2012).	498,073	—

Housing:
Fiduciary loan granted to Viveica, S.A. de C.V. (“Viveica”) for working capital. The loan matures in 2012, bears interest at the 28-day TIIE plus 4.5% (as of December 31, 2011, the interest rate was 9.35%). Loan paid at maturity.	—	151,990

Loan of Ps.105 million granted to Viveica, maturing on May 2013, bearing interest at a 28-day TIIE rate plus 4.5% (9.25% and 9.35% as of December 31, 2012 and 2011, respectively).	33,173	112,788

Viveica bridge loan granted for the development of a project, due in March 2014, bearing interest at the 28-day TIIE rate plus 4.0% (8.85% and 8.75% at December 31, 2012 and 2011, respectively).	244,392	428,738

Various Viveica bridge loans granted for the development of projects, with maturities ranging from 2013 to 2017, and interest at the 28-day TIIE plus percentage points fluctuating between 3.5 and 6.5. (between 8.35% and 11.35% at December 31, 2012.)	793,698	—

Other	315,576	162,045

	43,303,040	44,796,141

	December 31,
	2012	2011
Less:
Financing commissions and issuance costs, net	(1,278,593)	(587,916)

Total debt	42,024,447	44,208,225
Current portion	(1,182,775)	(13,888,201)

Long-term debt	Ps. 40,841,672	Ps. 30,320,024

b.	The scheduled maturities of long-term debt as of December 31, 2012 are as follows:

	2013	2014	2015	2016	2017	2018 and thereafter	Total
Bank loans	Ps. 1,102,776	Ps. 1,229,070	Ps. 1,557,566	Ps. 633,977	Ps. 604,931	Ps. 9,713,319	Ps. 14,841,639
Bonds	79,999	196,157	253,677	1,617,038	4,653,845	20,382,092	27,182,808

Total	Ps. 1,182,775	Ps. 1,425,227	Ps. 1,811,243	Ps. 2,251,015	Ps. 5,258,776	Ps. 30,095,411	Ps. 42,024,447

c.	At December 31, 2012, the Company has credit lines awarded by banks, as follows:

Credit lines:
Amount awarded	Ps. 42,099,012
Used	(29,560,966)

Available to use	Ps. 12,538,046

Long-term debt and other agreements of the Company’s subsidiaries mentioned in this note above provide for various covenants that restrict the ability of certain subsidiaries of the Company to incur additional indebtedness and capital lease obligations, issue guarantees, sell fixed and other non-current assets and make capital distributions to ICA, as well as require compliance with certain other financial ratios. These financial ratios include: the ratio of total liabilities to equity; the ratio of current assets to current liabilities; the ratio of current assets less affiliated accounts receivable to current liabilities; and the ratio of operating earnings plus depreciation to net financing expenses. For the years ended December 31, 2012 and 2011, the Company and its subsidiaries were in compliance with such covenants.

23.	Income taxes

ISR —The rate is 30% for the years 2012 and 2011, and will remain 30% for 2013 and be 29% for 2014 and 28% for 2015 and thereafter. The Company is subject to ISR on a consolidated basis with its Mexican subsidiaries as of 1989.

IETU—The rate was 17.5% for 2012 and 2011. IETU is calculated on a modified tax base in which income and deductions, as well as certain tax credits, are determined based on cash flows of each fiscal year. The Asset Tax Law was repealed upon enactment of the IETU Law; however, under certain circumstances, asset tax paid in the ten years prior to the year in which ISR is paid, may be recovered, according to the terms of the law. In addition, as opposed to ISR, the parent and its subsidiaries will incur IETU on an individual basis.

Tax reform —In December 2009, modifications were published to the Income Tax Law (“LISR”) (“Tax Reform”), effective as of 2010, which establish that: a) the payment of ISR on benefits received from tax consolidation of subsidiaries, obtained in the years 1999 through 2004, must be made in partial installments from the year 2010 until 2014 and b) the tax on benefits obtained from the tax consolidation of subsidiaries for 2005 and subsequent years will be paid during the sixth through tenth years after that in which the benefit was obtained. The payment of the tax on the dividends distributed between companies that consolidate for tax purposes, made in years prior to 1999, could also be required to be paid in some cases, as established in tax provisions, such as upon sale of the shares of the controlled companies or at the time the Company eliminates the tax consolidation regime, among others.

The tax payable for deconsolidation is Ps.4,901 million, payable as follows: Ps.274 million pesos in 2013 (reflected in current liabilities at December 31, 2012), Ps.1,871 million from 2014 to 2017 and the remaining amount from 2018 to 2022. The estimate that is reflected in the financial statements determined based on the terms of the Mexican Income Tax Law.

a.	Details of deferred income tax and the income tax provision is as follows:

Consolidated	statements of financial position:

	December 31,
	2012		2011
Assets:
Deferred ISR (1)	Ps.	7,233,275	Ps.	3,371,056
Tax credit for foreign taxes paid		380,492		—
Deferred IETU		200,194		—

	Ps.	7,813,961	Ps.	3,371,056

Liabilities:
Deferred ISR	Ps.	4,431,490	Ps.	1,485,605
Deferred income tax related to items in other comprehensive income		(399,113)		(87,794)
Deferred IETU		832,329		382,269

	Ps.	4,864,706	Ps.	1,780,080

(1)	At December 31, 2012 and 2011, the Company has recognized a deferred tax asset of Ps.7,233 million and Ps.3,371 million, respectively, related to tax losses generated by its subsidiaries. The Company expects to obtain a benefit from these losses in future periods based on projections of future taxable income and various operating strategies with favorable tax effects, rather than through its deferred tax liabilities, for which the asset is presented separately.

Consolidated	statements of comprehensive income:

	Year ended December 31,
	2012	2011	2010
I.S.R.:
Current	Ps. 172,246	Ps. 5,727	Ps. 223,256
Effect of tax reform	1,703,855	908,673	841,778
Cancelation of liability as result of change in tax reform 2010	—	—	(844,076)

Current ISR	1,876,101	914,400	220,958

Deferred ISR of the year	3,061,463	823,026	(4,408)
Tax credit for foreign taxes paid	(380,492)	—	—

	Year ended December 31
	2012	2011	2010
Effect of tax loss carryforwards of subsidiaries in tax consolidation regime	(3,958,258)	(1,648,708)	(11,828)
Other	—	(11,792)	1,370

Deferred ISR	(1,277,287)	(837,474)	(14,866)

Total ISR	598,814	76,926	206,092
IETU:
Current	47,266	193,835	294,833
Deferred	48,147	(327,337)	(349,661)

Total IETU	95,413	(133,502)	(54,828)

(Benefit) expense for income taxes from continuing operations	Ps. 694,227	Ps. (56,576)	Ps. 151,264

For the years ended December 31, 2012, 2011 and 2010, income (loss) before income taxes of foreign subsidiaries is Ps.574 million, Ps.(367) million and Ps.323 million, respectively.

b.	The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of net income before income tax is as follows:

	2 0 1 2
	Companies incurring ISR		Companies incurring IETU
	Amount	Rate %	Amount	Rate %
Income before income taxes	Ps. 2,557,164		Ps. 2,557,164
Current	1,876,101	73.37	47,266	1.85
Deferred	(1,277,287)	(49.95)	48,147	1.88

Total income taxes	598,814	23.42	95,413	3.73
Add (deduct) effects of permanent differences, primarily non-deductible expenses	291,962	11.42	242,421	9.48
Inflationary effects	(313,605)	(12.26)	(103,812)	(4.06)
Taxable income of foreign subsidiaries	18,601	0.73	—	—
Effect of consolidation regime	(187,766)	(7.34)	—	—
Effect of modification of tax rates (1)	359,144	14.04	—	—
Effect of subsidiaries not incurring IETU	—	—	213,482	8.35

Statutory rate	Ps. 767,150	30%	Ps. 447,504	17.5%

(1)	Corresponds to a modification to the statutory rate for years subsequent to 2012, which causes an effect in the rate reconciliation when applying at 28% rate to certain temporary differences.

	2 0 1 1
	Companies incurring ISR		Companies incurring IETU
	Amount	Rate %	Amount	Rate %
Income before income taxes	Ps. 44,268	—	Ps. 44,268	—
Current	914,400	(2,065.60)	193,835	437.87
Deferred	(837,474)	(1,891.83)	(327,337)	(739.44)

Total income taxes	76,926	173.77	(133,502)	(301.57)
Add (deduct) effects of permanent differences, primarily non-deductible expenses	(441,516)	(997.37)	98,176	221.78
Inflationary effects	(252,132)	(569.56)	(40,773)	(92.10)
Taxable income of foreign subsidiaries	(110,055)	(248.61)	—	—
Effect of consolidation regime	740,057	1671.77	—	—
Effect of subsidiaries not incurring IETU	—	—	83,846	189.41

Statutory rate	Ps. 13,280	30%	Ps. 7,747	17.5%

	2 0 1 0
	Companies incurring ISR		Companies incurring IETU
	Amount	Rate %	Amount	Rate %
Income before income taxes	Ps. 726,136		Ps. 726,136
Current	220,958	30.43	294,833	40.60
Deferred	(14,866)	(2.05)	(349,662)	(48.15)

Total income taxes	206,092	28.38	(54,829)	(7.55)
Add (deduct) effects of permanent differences, primarily non-deductible expenses	234,393	32.28	126,432	17.41
Inflationary effects	(173,291)	(23.86)	(52,508)	(7.23)
Taxable income of foreign subsidiaries	(35,425)	(4.88)	—	—
Effect of consolidation regime	(13,928)	(1.92)	—	—
Effect of subsidiaries not incurring IETU	—	—	107,978	14.87

Statutory rate	Ps. 217,841	30%	Ps. 127,073	17.5%

c.	At December 31, 2012 and 2011, the main items comprising the balance of the deferred ISR liability are:

	December 31,
Liabilities:	2012	2011
Customers	Ps. (3,421,727)	Ps. (3,083,149)
Property, plant and equipment	(32,055)	(26,180)
Inventories	(96,924)	—
Real estate inventories	(34,917)	(482,579)
Intangible assets from concessions	(4,889,902)	(1,888,716)

Total liabilities	(8,475,525)	(5,480,624)

Assets:
Provision and accrued expenses	1,066,694	1,575,455
Inventories	—	21,931
Advances from customers	922,425	1,213,076

	1,989,119	2,810,462

Deferred ISR liabilities on temporary differences	(6,486,406)	(2,670,162)

Tax loss carryforwards in consolidated tax reporting	912,629	331,545
Tax loss carryforwards in unconsolidated tax reporting	1,142,287	853,012

Deferred taxes from tax losses	2,054,916	1,184,557

Net liability	Ps. (4,431,490)	Ps. (1,485,605)

At December 31, 2012, and 2011, the Company has asset tax credit carryforwards of Ps.690 million and Ps.1,115 million, respectively, which can be recovered under certain circumstances. However, management has concluded that recovery of such benefits is not probable and has therefore not recognized the related deferred asset.

d.	The main items comprising the liability balance of deferred IETU at December 31, 2012 and 2011 are as follows:

	December 31,
Liabilities:	2012		2011
Customers	Ps. (464,470)		Ps. (1,095,965)
Inventories	(122,454)		(297,848)
Real estate inventories	(266,311)		(45,363)
Investments in concessions	(2,414,590)		(1,337,506)
Property, plant and equipment, and others	(282,070)		(750,093)

Total liabilities	(3,549,895)		(3,526,775)

Assets:

Notes payable	341,093		413,848
Provisions	367,123		677,616
Tax credits permitted by IETU law	2,209,544		2,053,042

Total assets	2,917,760		3,144,506

IETU liability	Ps. (632,135	) (1)	Ps. (382,269)

(1)	Amount is net of the deferred IETU asset of Ps.200,194 (see subset a. above).

e.	The changes in deferred tax liabilities during the year are as follows:

	December 31,
	2012	2011
Beginning balance	Ps. 1,780,080	Ps. 1,179,039
ISR in results	3,061,463	823,026
Business combination and other	(117,368)	88,448
Income tax effects recognized in other comprehensive income	(311,319)	140,995
IETU	451,850	(451,428)

Ending balance	Ps. 4,864,706	Ps. 1,780,080

f.	Tax consolidation:

Changes in the liability resulting from the changes in the tax reform related to tax deconsolidation are as follows:

	December 31,
	2012	2011
Beginning balance	Ps. 3,429,803	Ps. 2,718,290
Increase in liability for tax consolidation	4,455,577	901,281
Unused tax losses in tax consolidation	(2,751,722)	—
Special concepts related to consolidation and other	—	7,393
Payments	(232,521)	(197,161)

Ending balance	Ps. 4,901,137	Ps. 3,429,803

Current income tax payable for deconsolidation	Ps. 273,972	Ps. 210,448

Non-current income tax payable for deconsolidation	Ps. 4,627,165	Ps. 3,219,355

The income tax on the tax consolidation will be paid as follows:

Year	Amount
2013	Ps. 273,973
2014	247,603
2015	286,091
2016	452,751
2017	884,732
2018	916,591
2019	771,796
2020	578,700
2021	380,665
2022	108,235

Ps. 4,901,137

g.	Deferred income tax assets:

	December 31,
	2012	2011
Beginning balance	Ps. 3,371,956	Ps. 1,626,309
Increase-tax loss carryforwards of subsidiaries (1)	4,455,577	2,393,899
Tax loss carryforwards utilized or unused in consolidation	(594,258)	(649,152)

Ending balance	Ps. 7,233,275	Ps. 3,371,056

(1)	Includes Ps.1,493 million pesos of tax loss carryforwards of subsidiaries expected to be recovered in subsequent years based on changes in the Company’s financial projections.

h.	In accordance with Mexican tax law, indexed tax losses and asset tax, at a consolidated level, for which a deferred ISR asset has been recognized, can be recovered under certain circumstances. The amount of the Company’s consolidated asset tax credits and consolidated tax loss carryforwards and expiration dates as of December 31, 2012, are as follows:

Year of	Asset tax credits	Tax loss carry forwards
Expiration
2013	Ps. 122,292	Ps. —
2014	96,053	897,271
2015	117,651	—
2016	72,456	1,396,147
2017	281,153	—
2018	—	689,785
2019	—	155,516
2021	—	1,237,442
2022	—	7,838,342

	Ps. 689,605	Ps. 12,214,503

i.	Income tax recognized in other comprehensive income:

	December 31,
	2012	2011	2010
Deferred taxes
Income and expense recognized in other comprehensive income:
Labor obligations	Ps. 32,876	Ps. 49,440	Ps. (11,436)
Financial instruments treated as cash flow hedges	470,387	114,350	205,780

	Ps.503,263	$163,790	Ps. 194,344

	December 31,
	2012	2011	2010
Reclassifications from equity to income:
Cash flow hedges	(165,352)	(188,050)	(123,139)

Total income tax recognized in other comprehensive income	Ps. 337,911	Ps. (24,260)	Ps. 71,205

Deferred taxes derivative instruments of associated companies recorded in additional paid-in capital	(26,592)	(116,735)	(4,526)

Change of deferred tax (see paragraph e)	Ps. 311,319	Ps. (140,995)	Ps. 66,679

j.	The balances of stockholders’ equity tax accounts at December 31, 2012 and 2011 are as follows :

	December 31,
	2012	2011
Contributed capital account	Ps. 26,933,336	Ps. 25,970,977
Net consolidated tax profit account	14,387,584	14,156,350

Total	Ps. 41,320,920	Ps. 40,127,327

24.	Contingencies

a.	Lawsuits and litigation – At December 21, 2012, our subsidiaries were subject to legal proceedings and claims arising in the ordinary course of business. Our management and legal advisers do not expect the Company’s results of operations and financial condition as described in our consolidated financial statements will be materially impacted by the resolution of these matters.

b.	Tax lawsuits—As of the date hereof, ICA and certain of its subsidiaries are in the process of settling several tax disputes before the relevant authorities. Given that these disputes relate to the return or recovery of taxes paid by the Company’s subsidiaries before filing such claims, the Company does not expect to pay any additional amounts in the event it does not obtain favorable resolutions of such matters.

c.	Construction

Subway Line 12—In December 2012, the Company along with its partners Carso Infraestructura y Construcción, S.A. de C.V. and Alstom Mexicana, S.A. de C.V. (together the “Consortium”), filed a claim against the Mexican Federal District, its Ministry of Works and Services and the decentralized body called the Metro Project of the Mexican Federal District. The Consortium seeks the payment of additional and extraordinary costs associated with work performed outside the scope of the Lump Sum Construction Agreement no. 7.8 CO 01 T.2.022 that was entered into on June 17, 2008, for the execution of Mexico City’s Metro Line 12. The claims total Ps.3,835 million plus (i) value-added tax, or VAT, (ii) Ps.118 million in financial expenses for the late payment of the estimated work, (iii) default interest, and (iv) expenses and legal costs incurred for the duration of the dispute.

Out of the total amount claimed by the Consortium, Ps.2,691 million is allocable to ICA for the execution of works performed outside the scope of the Construction Agreement, which consisted of the construction of eight underground metro stations. Additionally, Ps.417 million, plus VAT, are allocable to ICA for the execution of additional works outside the Construction Agreement. The claimed amount also includes financial expenses for the late payment of other works, which as of October, 2012, reached Ps.8 million. Such amount is allocable to ICA and represents 66% of what the Consortium claims.

Our legal advisers expect a favorable outcome to ICA, because there is sufficient evidence to support our claims.

Esmeralda Resort Project – Set of corporate and judicial proceedings filed or claimed by Ingenieros Civiles y Asociados, S.A. de C.V. (ICASA), for the purpose of obtaining, in its capacity as pledgee of Hogalia Mexico, S.A. de C.V. (Hogalia), corporate control over the Esmeralda Resort Project, S.A. de C.V. (PER), Esmeralda Resort Marina, S.A. de C.V. (MER) and Campeche Golf, S.A. de C.V. (GOLF, and together with PER and MER, the “Development Companies”) and consequently obtain control of the assets of project “Aak Bal”.

In December 2010, ICASA foreclosed on assets of the project as a partial payment of the amounts owed by the Development Companies. The remaining balance owed by the Development Companies in favor of ICA as of December 31, 2010 is approximately Ps.553 million, which is secured by collateral. As a result of the same foreclosure proceeding, on October 20, 2011, ICASA was granted the ownership of lands in lieu of payment with a value of Ps.151.5 million, which reduced the account payable by PER to ICASA.

We expect that all of the arbitration and judicial proceedings that are still pending will be resolved in favor of ICASA; therefore, we do not expect the resolution of these matters will have a material adverse effect on our financial condition.

Servicios Metropolitanos. S.A. de C.V. (“Servimet”) – Claim arising from an alleged breach of a Construction Agreement by ICA in 1994, during the construction of the “Vasco de Quiroga Road, Second Stage,” project in Mexico City. The claim asserts that ICA cut down trees without having the proper permits which caused the project to be halted.

On September 7, 2001, ICA was ordered to pay certain sums, which have already been partially paid. Payment of the remaining amount that ICA was ordered to pay, which amounts to Ps.10 million, as well as payment of other amounts (among them interest expenses), which amount to Ps.10 million, is still pending.

On April 15, 2012, ICA received a notice of the commencement of proceedings for the settlement of interest in the amount of Ps.6 million, including VAT. The proceeding is currently in the discovery phase.

Malla Vial de Colombia – In April 2002, an arbitration panel ordered ICA to pay the Instituto de Desarrollo Urbano del Distrito Capital de Bogotá, Colombia (“the Institute for Urban Development of Bogota, Colombia or IDU) compensation for a breach of the Construction Agreement in the “Malla Vial” project in Bogota, which amounted to approximately US$2.2 million. Additionally, the arbitration panel set the criteria for liquidated damages. The award was recognized by the Mexican judicial authorities in January 2009, after which ICA paid the IDU the stipulated amount.

In a separate proceeding related to the same project, the IDU filed a claim against ICA before a Colombian court for damages resulting from an alleged contractual breach, in the approximate amount of US$4.72 million, and also filed a claim against the bonding company for the reimbursement of the advance payment that had not yet been amortized.

ICA filed a counterclaim requesting a compensation for damages in the amount of US$17.8 million. The court ordered the suspension of any claims against the bonding company until the counterclaim filed by ICA was resolve.

In June 2011, the suspension order that was issued by the judge staying actions against the bonding company was lifted. Therefore, there was a possibility that despite the existence of the pending claims that were filed by the parties, the plaintiff might file a request for the execution of the bonds for the amount of US$17 million, although such execution may be appealed.

On September 26, 2012, the parties signed a conciliation agreement, which aims to end all the disputes arising from the Contract 462 of 1997. The agreement was submitted to the Administrative Tribunal of Cundinamarca, who in order to decide on the matter, asked the Attorney General’s Office of Colombia to submit an opinion on the subject. The Attorney General filed its opinion in 2012, which will be evaluated during the hearings that will be held.

Management estimates that the settlement may reach approximately US$6 million, for which the Company hase recorded a provision.

ICA-FCC-MECO Consortium, claims against the Panama Canal Authority (“ACP”)– The ICA-FCC-MECO Consortium has filed two claims against the ACP:

1.	Claim regarding monetary damages totaling approximately US$23 million, from additional works that had to be executed by the Consortium as a result of unpredictable geological conditions found during the execution of the project. In the event the resolution is contrary to the interests of the Consortium, the claimed amount will become a contingency for the Consortium and therefore a request for arbitration will be filed before Panama’s Conciliation and Arbitration Center.

2.	Request for arbitration against the ACP with respect to monetary damages, totaling approximately US$1.2 million that were suffered by the Consortium as a result of an increase to the minimum wage of workers in the Panama Canal’s area. Such increase in the minimum wage was originated from negotiations in which the Consortium did not participate, and led to the promulgation of Decree No. 6 of January 22, 2012, which constitutes a modification of the Agreement. The Arbitration Panel was brought together in January, 2013, and will first have to resolve whether the arbitration has a national or international scope, as well as resolve any challenge to the nationality of the arbitrators. The Company expects that the outcome of the arbitration to be favorable to the Consortium, thus it has not recorded a provision in its consolidated financial statements with respect to this arbitration. The estimated value of the contingency as of the issuance of the accompanying consolidated financial statements is US$1.2 million.

Unión Presforzadora – Union Presforzadora is a subcontractor hired by ICA for the construction of a federal road from Rio Verde to Ciudad Valles, in the Estate of San Luis Potosí, whose contract was canceled due to the prolonged suspension of the work, as a result of not having a right of way in place. The subcontractor claimed that the termination of the contract was invalid and sought for the rescission of the contract due to causes attributable to ICA. The subcontractor filed a claim against both ICA and the bonding company, because the latter had paid ICA on the basis of its responsibility as bond debtor.

The total value of the contingency for this claim is Ps.62.1 million. The court of first instance issued a ruling in favor of ICA; however, the plaintiff has filed an appeal. As of the date of issuance of the accompanying consolidated financial statements, the Company has not been notified by the court of such appeal.

Constructor Group PYR – Constructor Group PYR participated as a subcontractor in the San Luis’s Exhibition Center project (“Cenexpo”) and entered into a Lump Sum Construction Agreement. The subcontractor claimed an amount of Ps.8.5 million plus taxes and other items which would have to be paid at the stage of execution of the sentence. ICA filed a counterclaim in the amount of Ps.16.5 million for excess payments, contractual penalties, and works that were not carried out, among others. The trial is currently in the discovery phase, and experts have been assigned by the court to evaluate the information.

Company management believes that it is probable that the court that examines the counterclaim issues a sentence in favor of ICA. Accordingly, the Company does not believe a loss is probable.

Tren Urbano de Puerto Rico – In 2005, Puerto Rico’s Highway and Transportation Authority (“HTA”), filed an indemnification claim against ICA Miramar for the damages it suffered as a result of a dispute between itself and its main contractor in Puerto Rico’s Urban Train project. On April 9, 2010, HTA and the main contractor announced a settlement with one another related to this claim.

The case was dismissed by the court on December 19, 2012 in accordance with the terms settlement agreement signed by its parties.

ICAMEX-Termotécnica – The proceedings arose from an agreement that was signed between ECOPETROL, S.A. (“Ecopetrol”) and ICAMEX-Termotécnica, and are related with an oil spill that occurred on December 11, 2011. The spill was the result of a rupture of Section 231+080 of the Caño Limon-Coveñas oil pipeline, which allegedly caused an environmental damage to the “natural heritage” of three municipalities in Colombia, as well as the loss of 3,267 oil barrels that were spilled. The Company believes it has a meritorious defense based on the fact that the spill is not attributable to the Consortium; additionally, the Company believes that the proceedings are mutually exclusive, thus the Colombian judiciary system has to determine which of the claims should prevail. Nevertheless, as of the date of issuance of the consolidated financial statements, the following has occurred:

1.	On July 27, 2012, the General Comptroller of the Colombian Republic notified the ICAMEX-Termotécnica Consortium and ECOPETROL, costumer of the Consortium, the opening of a Fiscal Responsibility Process. The Comptroller seeks to impute fiscal responsibility to the parties and collect damage in the amount of US$19.5 million. Up to this date the proceeding is currently in the hearings phase, which will be held on dates determined by the General Comptroller of the Colombian Republic.

2.	On September 28, 2012, the Regional Autonomous Corporation of the Northeast Border (“CORPONOR”) notified the ICAMEX-Termotécnica Consortium of their request for an extrajudicial settlement. The amount sought by CORPONOR in order to return the ecosystem to the exact condition it was before the oil spill was US$18.5 million. Since the parties did not reach an agreement during the court hearing that took place on November 7, 2012, CORPONOR could file a claim against ICAMEX-Termotécnica.

Management does not believe a material loss in this matter is probable; therefore, it has not created a provision for the aforementioned claims.

d.	Airports

Aeropuerto de Ciudad Juárez, S. A. de C. V. – This airport, which is a subsidiary of the Company, was the subject of a lawsuit filed on November 15, 1995 regarding a land claim relating to a portion of lands (240 hectares) comprising the Ciudad Juarez International Airport. The plaintiff argued that ownership of the lands had been wrongly transferred to the Mexican Government and sought monetary damages in the amount of US$120 million (approximately Ps.1,543 million) as remedy in the alternative to recovering the land. The Ciudad Juarez International Airport pointed out the need for the Ministry of Communications and Transport to intervene, because the said Ministry granted the concession to the Ciudad Juarez International Airport, and the concession deed only granted the airport the status of concessionaire.

The proceeding is still pending because a judgment on the merits has not yet been reached. The Federal Government has testified and motioned for the trial to be moved to Mexican federal jurisdiction. The dispute on the jurisdiction of the court was settled in favor of the Federal Government and the case was removed to a federal court. However, the federal court claimed it did not have the jurisdictions to review the case, thus the matter of jurisdiction was sent to the Supreme Court to decide.

The Company has not created a provision with regard to this proceeding, because it believes that in the event of a negative outcome to the legal proceedings, the Federal Government, as provided in the Concession Deed, is obligated to indemnify the Company for such a loss.

Property taxes of airports – There are a number of claims and/or legal proceedings against the Company’s airports for the non-payment of property taxes, which over time have been resolved in favor of the Company under the argument that the properties in question are state property and therefore exempt from the payment of property taxes. Nevertheless, through the date of issuance of the accompanying consolidated financial statements, the following proceedings remain pending:

1.	Reynosa. There is an annulment claim (Juicio de Nulidad) that was filed by the Reynosa Airport, in which the plaintiff contested the tax payments during the 2000 to 2004 term, which amounted to Ps.263 thousand. The proceeding was settled on March 5, 2012 declaring the nullity of the contested proceeding. The authorities did not file an appeal, thus the proceeding has concluded.

On February 2011, the Reynosa municipality made a new request for payment of the property tax, in the amount of Ps.118 million, without specifying the debt period. Against such request the Company filed an annulment claim, which claim is still pending.

On November 2011, the Reynosa municipality once more requested the payment of the property tax in the amount of Ps.127 million. Against such request, the Company filed an annulment claim, which is still pending.

On August 2012, the Reynosa municipality again requested the payment of the property tax, in the amount of Ps.1,119 million. Against such request, the Company filed an annulment claim, which is still pending.

2.	Zihuatanejo. On October 2010, the municipal authority demanded that Aeropuerto de Zihuatanejo, S.A. de C.V., the Company’s subsidiary, make a payment of Ps.2.2 million (from the second to the sixth bimonthly period of 2004 and from the first to the sixth bimonthly period of 2005). Against this demand, the Company filed an annulment claim before the tax court of the State of Guerrero. The ruling in this claim declared the nullity of the contested proceeding, giving the municipal authority the opportunity to issue a new document amending the procedural defects. The airport filed an appeal and in February 2012 a ruling favorable to the airport concessionaire was announced to the parties. The municipal authorities did not file a new appeal: thus, the proceeding has concluded.

However, in October 2012, the treasurer of the Zihuatanejo de Azuela Municipality in the State of Guerrero, ordered Aeropuerto de Zihuatanejo, S.A. de C.V. to pay Ps.2.2 million in connection with allegedly unpaid property taxes and other fines and enforcement costs that accrued over the periods from the second to the sixth bimonthly period of 2004 and from the first to the sixth bimonthly period of 2005.

The Company filed an annulment claim before the tax court of the State of Guerrero against the payment order.

In October 2012, the Municipal Finance Coordinator of Zihuatanejo of Azuela, Guerrero, requested that Aeropuerto de Zihuatanejo, S.A. de C.V., pay Ps.2.3 million in connection with property taxes and surcharges for a period running from the first bimonthly period of 2007 to fifth bimonthly period of 2012, in addition a penalty of Ps.865 thousand and execution expenses of Ps.57 thousand. Against such request, the Company filed an annulment claim before the Tax Court of the State of Guerrero.

Tax Credits Airports

3.	Acapulco. The Local Tax Auditor of Acapulco (“SAT Acapulco”), determined that Acapulco Airport owed income tax for the year 2006, as well as surcharges and fines, that totaled Ps.44 million, and an additional amount of Ps.3.3 million for profit sharing (“PTU”). The Company filed an appeal in which the Court issued a ruling that revoked the tax. However, on December, 2011, the SAT Acapulco determined a new tax in the amount of Ps.28 million, for the tax income of the profit sharing in the year 2006, for omissions in income, and for excessive deductions, surcharges, and the payment of 10% of the total amount for the payment of the profit sharing of that year.

The Company filed an appeal against this new tax in which the court confirmed the ruling and determined a credit for profit sharing in the year 2006, surcharges, fines, and tax update in the amount of Ps.16 million, as well as an amount of Ps.3 million as an additional profit sharing. Against this last resolution, the Company filed an appeal before the Federal Tax and Administrative Court which is pending.

4.	Monterrey. On August 2012, an annulment claim was filed before the Federal Court of Fiscal and Administrative Justice. The claim was filed against the decision issued by the Mexican Social Security Institute’s Municipal Consulting Council (Consejo Consultivo Delegacional de la Delegación Regional del Instituto Mexicano del Seguro Social ) (“IMSS”) of Nuevo Leon, which revised the nonconformity appeal (Recurso de Inconformidad) filed by Monterrey Airport, S.A. de C.V. against a resolution that was issued by the Apodaca’s IMSS Municipality (Subdelegación del IMSS Apodaca) in which tax credits in the amount of Ps.28 million were determined against the airport for the period from January 1, 2017 to December 31,2012 . The tax credits determined against the airport were related to alleged omissions in the payment of the worker-employer contributions in occupational risk insurances, diseases and maternity, disability, life and childcare, retirement insurance, unemployment at old age, and fines for the alleged omissions in the payment of such worker-employer contributions during the construction of Terminal B. The proceeding is still pending and the tax credit was guaranteed before the IMSS.

5.	Reynosa. An annulment claim was filed against the ruling that was issued to resolve an appeal for reversal (Recurso de Revocación), which confirmed the determination of a tax for income taxes in 2007, surcharges and fines amounting to Ps.1,216 million, as well as an additional profit sharing payment of Ps.194 thousand. The trial is still pending and the tax credit was guaranteed before the SAT.

6.

Conflict related to the ownership of certain lands acquired by Monterrey Airport. S.A. de C.V., This is an ordinary civil trial against Aeropuerto de Monterrey, S.A. de C.V., DIAV, S.A. de C.V. (seller), the Notary Public, Registrar and Director of the Public Registry of Trade, who were involved in the legal act. The plaintiff claims i) superior right to legally possess the property 93 hectares, 6,875.99 square meters. ii) the non-existence of the deed from the sale of the property between DIAV, S.A. de C.V. and Aeropuerto de Monterrey, S.A. de C.V., iii) the legal and material restitution by Monterrey Airport of the disputed area, which should include the existing improvements and rights, and (iv) the payment of damages for the extraction of 104,635.67 m3 of soil from the property.

The plaintiff has not yet quantified the total amount of its claim; however, in the event the court issues a ruling that is contrary to our interests, we have quantified a negative economic impact for Aeropuerto de Monterrey, S.A. of US$17.1 million, which is related to the amount that was paid by Aeropuerto de Monterrey for the purchase of disputed property.

e.	Infraestructure

Corporative Excell Group – The Grupo Corporativo Excell filed a claim in December 2012 against CONOISA, in which it sought a payment of Ps.48 million for the professional services it rendered in connection with the Queretaro Aqueduct II project including the execution of certain works and studies. Additionally, it filed claims against other companies in the consortium.

The consortium’s administration is verifying whether any amount is actually owed.

Company management, in consultation with our legal advisers, believes that Grupo Corporativo Excell rights have already expired. Consequently, the Company does not believe that a loss with regard to this claim is probable.

José de Jesús Montes Lozano – This dispute arose in connection with accident on the west highway that is operated by Maxipistas, S.A. de C.V. (Maxipistas). The incident occurred on December 24, 1999, and was caused by speeding and a tire that was abandoned on the road. The accident caused the death of two people. Consequently, on December 14, 2001, the descendants or estate of the deceased persons filed a claim in which they sought a payment under several causes of action. These causes of action were not thoroughly detailed in the claim and will be quantified when the sentence is executed; therefore, as of the date hereof we ignored the total amount of the claim. On November 10, 2008, the court ordered Maxipistas to compensate the plaintiff in an amount yet to be determined for moral and psychological damages; however, the ruling has been appealed by the parties.

Right of way of the Corredor Sur – The National Mortgage Bank (BHN) filed a claim against ICA Panama, S.A., for damages caused by to the use of the right of way of Corredor Sur, which was admitted by the Third Circuit Court on December, 11, 2003. On its claim, the plaintiff sought damages in the amount of US$2.5 million.

The reports prepared by both the experts of the court and ENA (formerly ICA Panamá) were filed in March 2012. The appraisals showed a surplus in the amount estimated as compensation for the affected property, during the construction of Corredor Sur. In March 2013, the court ruled in favor of the plaintiff, setting the payment of compensation in B/.1981,597.63. On March 5 and March 8 of 2013, BHN and the defendant, respectively filed appeals.

The Company has created a provision; however, in accordance with the Purchase Agreement that was entered into for the acquisition of Corredor Sur, any surplus would have to be covered by ICATECH.

f.	Performance guarantees—In the ordinary course of business, the Company is required to secure construction obligations, mainly related to the completion of construction contracts or the quality of its work, by granting letters of credit or bonds. At December 31, 2012, the Company had granted bonds to its customers for Ps.17,915 million and U.S.$409 million, respectively.

Additionally, the Company has issued letters of credit to guarantee its performance obligations under certain concession arrangements and construction contracts, in the amount of Ps.5,883 million, U.S.$147 million dollars and €4 million euros.

25.	Risk management

a.	Significant accounting policies

The details of the significant accounting policies and adopted methods (including recognition, valuation and basis of recognition of related income and expenses) for each class of financial asset, financial liability and equity instrument is disclosed in Note 4.

b.	Categories of financial instruments and risk management policies

The main categories of financial instruments are:

		December 31,
		2012	2011
Financial assets	Classification of risk
Cash	Credit	Ps. 1,317,572	Ps. 1,913,512
Restricted cash	Credit	2,758,734	6,054,749
Cash equivalents	Interest rate	4,336,295	2,931,453
Customers (1)	Credit and Foreign exchange	3,918,913	14,721,637
Other receivables	Credit	4,527,854	3,513,951
Customers—non current	Credit	8,763,293	6,443,952
Financial assets from concessions	Credit and Interest rate	15,596,174	8,488,478
Derivative financial instruments	Interest rate and Foreign exchange	504,246	328,351

(1)	Cost and estimated earnings in excess of billings on uncompleted contracts is not considered a financial instrument, therefore it is not included.

		December 31,
	Classification of risk	2012	2011
Financial liabilities
Derivative financial instruments	Interest rate, Foreign exchange and Credit	Ps. 1,743,693	Ps. 1,043,436
Current debt	Interest rate, Foreign exchange and Liquidity	10,925,346	19,714,473
Long-term debt	Interest rate, Foreign exchange and Liquidity	40,841,672	30,320,024
Trade accounts payable	Foreign exchange and Liquidity	7,832,246	6,647,926
Accrued expenses and other	Liquidity and Foreign exchange	7,341,884	6,749,015
Other long-term liabilities	Operating and Liquidity	1,624,981	1,144,818

Based on the nature of its activities, ICA is exposed to different financial risks, mainly as a result of its ordinary business activities and its debt contracts entered into to finance its operating activities. The principal financial risks to which operating units are exposed are: market risk (interest rates, currency exchange rates and foreign currency pricing), credit risk and liquidity risk.

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

The Company is exposed to price risks, mainly for the following activities:

Construction contracts

The construction contracts, into which the Company enters, are generally either: (i) fixed price (either “lump sum” or “or not-to exceed”) or (ii) profit margin over cost (“unit price”). The evaluation of the risks related to inflation, exchange rates and price increases for each type of contract depends on if the contract is a public works contract or if it is with the private sector, which is normally different.

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

For unit price contracts related to public works, in addition to escalation clauses, in Mexico the “Public Works and Services Law” establishes mechanisms to adjust the value of such public unit-price contracts for cost increases. The Public Works and Services Law provides the following mechanisms for the adjustment of unit prices in unit-price contracts: (i) a review of individual unit prices for which adjustment may be possible; (ii) a review of unit prices by group, which multiplied by their corresponding amounts of work remaining to be performed, represent at least 80% of the total amount of remaining work under the contract, and (iii) for those projects in which the relationship between the input and the total contract cost is established, an adjustment to reflect the increased cost may be made based on such proportion. The application of these mechanisms is required to be specified in the relevant contract.

In lump sum contracts, not-to-exceed contracts or contracts where there are no escalation clauses in which the Company undertakes to provide materials or services at fixed unit prices required for a project in the private sector, the Company generally absorbs the risk related to inflation, exchange-rate fluctuations or price increases for materials. The Company mitigates these risks as follows: (i) when the bid tender is prepared, such risks are included in determining the costs of the project based on the application of certain economic variables which are provided by recognized economic analysis firms; (ii) contractual arrangements are made with the principal suppliers, among which advance payments are made to ensure that the cost of the materials remains the same during the contract term; and (iii) the exchange-rate risk is mitigated by contracting suppliers and subcontractors in the same currency as that in which the contract is executed with the customer.

For those risks that cannot be mitigated or which surpass acceptable levels, the Company carries out a quantitative analysis in which it determines the probability of occurrence of the risk, measures the potential financial impact, and adjusts the fixed price of the contract to an appropriate level.

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

In recent years, the construction contracts have been increasingly of the fixed price type or mixed price contracts in which a portion of the contract is at fixed price and the rest at unit prices. Even though the Company has entered into contracts with unit pricing in the last three years, it believes that fixed price contracts are more prevalent in the construction market and the contracts that the Company enters into in the future will reflect this shift to fixed price contracts.

Additionally, it is expected that due to trends toward financing, future contracts related to concessions, infrastructure construction and industrial construction will restrict price adjustments for additional work performed due to incorrect specifications in the original contract.

Concessions

The return to the Company on any investment in a concession for a highway, bridge, tunnel or wastewater treatment plant is based on the duration of the concession and the amount of capital invested, as well as the amount of the revenues obtained from use, debt servicing costs and other factors. For example, traffic volumes and, consequently, the revenues from highway tolls, are affected by several factors, including toll rates, the quality and proximity of alternate free highways, the price of fuel, taxes, environmental regulations, the purchasing power of the consumer and general economic conditions. The traffic volume of a highway is also strongly influenced by its integration into other highway networks. Generally, the concession contracts and PPS stipulate that the grantor must deliver the right-of way to the land involved in the project in accordance with the construction program. If the grantor does not timely release such rights of way, the Company might be required to incur additional investments and suffer delays at the start of operations and could therefore find it necessary to seek amendments to the concession contract or PPS. ICA cannot ensure that it will reach agreement on the amendments to any of such contracts. Particularly in relation to new projects, in which it absorbs construction costs, cost overruns may generate a higher base investment than that expected, which results in a lower return on investment. Based on these factors, there is no assurance that its return on any investment in a highway, bridge, tunnel or residual water treatment plant concession matches the estimates established in the respective concession contract or PPS.

The concession agreements are some of the principal assets of ICA, and it could not continue with the operations of any specific concession without the concessionaire rights granted by the governments involved. The granting governments may revoke any concession as established in the agreements themselves and in the law applicable to the concession, which reasons might include that the development and/or maintenance programs were not duly fulfilled, that the operations were temporarily or permanently suspended, that the Company was unable to pay damages resulting from the operations, that it exceeded the maximum rates or that it did not comply with any significant other conditions of a concession.

Additionally, the Mexican government may also terminate a concession, at any time, through a reversion of rights if, in accordance with applicable Mexican laws, it were considered to be in the public interest. The Mexican government may also assume the operation of a concession in the event of war, public unrest or a threat to national security. Furthermore, in the event of force majeure, the Mexican government may demand that ICA make specific changes in its operations. In the event of a reversion of assets in the public domain that were subject to the concessions held by the Mexican government, under Mexican laws, generally ICA may demand compensation for the value of the concessions or the extra costs incurred. By the same token, if the government took over the operations of ICA, provided that it was not for reasons of war, compensation may be sought from the government and from any third parties involved, for any resulting damages. Other governments generally have similar conditions in their construction contracts and in the applicable law. ICA cannot ensure that it would receive any compensation in a timely fashion or for an amount equivalent to the value of its investment in the concession, plus the respective lost profits or damages.

Interest rate risk management – This risk principally stems from changes in the future cash flows of debt entered into at variable interest rates (or with short-term maturity and presumable renewal) as a result of fluctuations in the market interest rates. The purpose of managing this risk is to lessen the impact in the cost of the debt due to fluctuations in such interest rates. To mitigate this risk, ICA enters into financial derivatives which ensure fixed interest rates, establish maximum limits (ceilings) or narrow fluctuation bands for interest payments, relative to a substantial portion of any debt affected by such risk.

The risk is also managed by ICA through maintaining an appropriate combination of fixed rate loans and variable rate loans, and using hedging and futures contracts for interest rates. Hedging activities are assessed regularly so that they are in line with the interest rates and the identified risk so as to ensure that the most profitable hedging strategies are applied. As of December 31, 2012, the Company had an approximate Ps.51,767 million in outstanding debt, of which 59% has a fixed interest rate and the 41% a variable interest rate. As of December 31, 2011, ICA had approximately Ps.50,035 million of outstanding debt, of which 21% had a fixed interest rate and the 79% a variable interest rate. The interest rate on the variable rate debt of ICA is generally based on reference to the LIBOR rate and the TIIE rate.

ICA has entered into cash flow hedge contracts, including cash flows in foreign currency and other commercial derivative instruments for the duration of some of its long-term lines of credit, in order to reduce uncertainty due to interest rate fluctuations.

The hedge contracts might not protect the Company effectively against such market risks and adversely could affect its cash flow.

Analysis of interest-rate sensitivity– The following sensitivity analyses are based on the assumption of an adverse change in basis points, in the amounts indicated, applicable to each category of variable rate financial liability. These sensitivity analyses cover all the debt of ICA and its financial derivatives. ICA determines its sensitivity analyses by applying the hypothetical interest rate to its outstanding debt and making adjustments due to such fluctuations for the debt which is hedged by the financial derivatives.

As of December 31, 2012, a hypothetical, instantaneous and adverse change of 100, 50 and 25 basis points in the interest rate applicable to the variable rate financial liabilities, including financial derivatives only if they are held for hedging purposes, would have resulted in an additional financing expense of approximately Ps.(453) million, Ps.232 million and Ps.117 million, for the year ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2011 a hypothetical, instantaneous and adverse change of 100, 50 and 25 base points in the interest rate applicable to the variable rate financial liabilities, including financial derivatives only if they are held for trading purposes, would have resulted in an additional financing expense of approximately Ps.228 million, Ps.116 million and Ps.59 million for the year ended December 31, 2012, 2011 and 2010, respectively.

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

In fixed price, lump sum or guaranteed maximum price contracts, estimates are made to try and contemplate the risk of fluctuations in the exchange rate between the Mexican peso and other currencies in which the contracts are expressed, included the related financing agreements, or other contracts entered into for the purchase of supplies, machinery or raw materials, ordinary expenses and other inputs. A severe devaluation or appreciation of the Mexican peso could also result in an interruption in the international currency markets and could limit the ability to transfer or convert pesos to U.S. dollars and other currencies in order to make timely payments of interest and principal on the related obligations expressed in U.S. dollars or in other currencies. Although the Mexican government does not currently restrict, and has not restricted since 1982, the right or ability of Mexican individuals or business entities to convert pesos into U.S. dollars or other currencies, or to transfer them outside Mexico, the Mexican government could institute exchange control policies in the future. It cannot be guaranteed that the Banco de México will maintain its current policy regarding the peso. The fluctuation of the currency may have an adverse effect on the Company’s financial position, results of operations and cash flows in future years. It is possible that the hedge contracts will not effectively protect the Company from such market risk and could negatively impact its cash flows.

For the year ended December 31, 2012, approximately 35% of consolidated revenues were expressed in foreign currencies, mainly U.S. dollars. An appreciation of the Mexican peso against the U.S. dollar would reduce the dollar-denominated revenues and the Company’s obligations under dollar-denominated debt when expressed in pesos, whereas a depreciation of the peso against the U.S. dollar would increase the Company’s dollar-denominated revenues and obligations under debt agreements when expressed in pesos.

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

On December 31, 2012 and 2011, approximately 45% and 21%, respectively, of the Company’s backlog was denominated in foreign currencies, and approximately 15% and 56%, respectively, of the accounts receivable were denominated in foreign currencies. As of December 31, 2012 and 2011, approximately 16% and 21%, of consolidated financial assets were denominated in foreign currencies and the rest in Mexican pesos. Furthermore, as of December 31, 2012 and 2011, approximately 33% and 47%, respectively, of consolidated debt was expressed in foreign currencies. A depreciation of the Mexican peso against the U.S. dollar would increase the peso value of the costs and expenses denominated in foreign currency and, unless they were denominated in the same currency as the source of payment (as established by ICA’s risk management policies) of the obligations for debt expressed in foreign currency. For the year ended December 31, 2012, the Mexican peso appreciated against the U.S. dollar by 7.83%, related to the foreign exchange rate existing of the year ended 2011.

Foreign currency sensitivity analysis– The following sensitivity analyses are based on an instantaneous and unfavorable change in exchange rates which affects the foreign currencies in which the Company’s debt is expressed. These sensitivity analyses cover all the assets and liabilities denominated in foreign currency, as well as its derivative financial instruments, except as discussed below. Sensitivity is determined by applying a hypothetical exchange rate change to those items, including the outstanding debt expressed in foreign currency, subsequently adjusting for this fluctuation for debt hedged by derivative financial instruments.

As of December 31, 2012, a hypothetical, instantaneous, unfavorable changed in the exchange rate of 100 Mexican cents to the exchange rate applicable to the Company’s receivables, payables and debt, including derivative financial instruments not held for trading purposes (and excluding the debt hedged by instruments held for trading purposes), would have resulted in an estimated exchange loss of approximately Ps.1,682 million, based on the highest value in pesos of the debt expressed in foreign currency. As of December 31, 2012, the Company did not hold any derivative financial instruments for trading purposes, except as mentioned in Note 21.c.

UDI exchange rate risk management – Although a portion of the Company’s long-term debt is denominated in UDIs, there is no exchange risk because the Trust Securitization Certificates (CBFs) were issued in the same currency as that in which the payments to be received from the federal government agency will be denominated under the project to which the debt is related. The required principal repayments to date have been made and the Company has access to all the resources issued under the CBFs. Furthermore, it has sufficient liquidity needed to begin operation of the infrastructure project.

UDI sensitivity analysis – As of December 31, 2012 and 2011, 13% and 8% of the Company’s debt, respectively is denominated in UDIs, which corresponds to the Sarre, Pápagos and Mayab debt, in which a natural hedge exists because the revenues received under the project are indexed for inflation on a monthly basis using the INPC published by the National Institute of Geography and History (“INEGI”).

The sensitivity analysis does not reflect the inherent exchange risk because the Company’s exposure at year-end does not reflect its exposure throughout the year.

The carrying values of monetary assets and liabilities denominated in foreign currency at the end of the reporting period are as follows (amounts in thousands):

	Liabilities		Assets
	December 31,		December 31,
Currency	2012	2011	2012	2011
U.S. dollars	Ps. (21,426,658)	Ps. (26,848,146)	Ps. 5,599,339	Ps. 17,203,010
Euros	(1,055,737)	(1,439,494)	517,010	858,134
Soles	(3,821,510)	(1,243,861)	1,704,143	309,536
UDIs	6,970,820	1,842,659	—	—

Pertinent exchange rate information at the date of the consolidated statements of financial position is as follows:

	December 31, 2012		December 31, 2011
	Buy	Sell	Buy	Sell
US dollar exchange rate
Interbank	Ps. 12.8409	Ps. 12.8609	Ps. 13.9322	Ps. 13.9922
Euro exchange rate	16.7388	17.2205	17.8199	18.3224

			December 31,
			2012	2011
UDI exchange rate			Ps. 4.8746	Ps. 4.6923

As of March 19, 2013, the issuance date of financial statements, the interbank buy and sell exchange rates were Ps.12.4425 and Ps.12.4475, respectively.

d.	Credit risk

Credit risk management: Credit risk refers to the risk whereby one of the parties defaults on its contractual obligations, thereby generating a financial loss for ICA. To the extent possible, the objective of this risk management is to reduce its impact by reviewing the solvency of the Company’s potential customers. Once contracts are underway, the credit rating of uncollected amounts is periodically evaluated and estimates are revised for allowance for doubtful accounts with corresponding entries to the statements of income and other comprehensive income in th period of the revision. The credit risk has historically been very limited.

The Company’s maximum credit risk exposure is presentd in the amounts included in the table in subsection b) as well as within the past due but not impaired analysis of accounts receivable, included in Note 7.

ICA has adopted the policy of only doing business with solvent parties and obtaining sufficient collateral when necessary, so as to mitigate the risk of financial losses derived from potential default. The Company only performs transactions with entities with the best possible risk rating. The Company’s credit exposure is reviewed and approved by senior management committees. The credit risk derived from cash, cash equivalents and derivative financial instruments is limited because counterparties are banks with high credit ratings assigned by credit bureaus. The financial instruments which potentially expose the Company to credit risks are primarily composed by receivable certifications and uncertified work completion (generically known as “construction instruments”) and other accounts receivable.

Claims are occasionally filed against customers for additional project costs which exceed the contract price or for amounts which were not included in the original contract price, including modification orders. This type of claim is filed for issues such as delays attributable to the customer, higher unit prices or the modification of the initial project scope, thereby resulting in additional indirect or direct costs. These claims are often subject to long arbitration or legal processes or procedures involving external experts, meaning that it is difficult to accurately forecast when they will be definitively resolved. When this occurs and it has unresolved claims, ICA can invest significant amounts of working capital in projects to cover excess costs while claims are resolved. Regarding particular modification orders, ICA can reach an agreement with the customer regarding the work scope, albeit without determining the final price. In this case, the opinion of external experts may be required to appraise unfavorable prices determined outside the Company’s control. As of December 31, 2012 and 2011, ICA had an allowance for doubtful accounts of Ps.1,483 and Ps.1,413 million related to commercial contracts and accounts receivable, including an allowance for doubtful accounts of Ps.143 million pesos in the Airport segment related to the bankruptcy of the airlines of the Mexicana Group. The failure to quickly recover resources from this type of claim and modification orders could have a significant adverse effect on the Company’s liquidity and financial position.

The Company does not have any kind of guarantees or other credit enhancement to cover its credit risk associated with financial assets.

Other accounts receivable are composed by amounts receivable from associated companies and notes receivable. The Company considers that these amounts will not result in a significant credit risk concentration.

e.	Liquidity risk

Liquidity risk management – This risk is generated by temporary differences between the funding required by the Company to fulfill business investment commitments, debt maturities, current asset requirements, etc., and the origin of funds generated by the regular activities of ICA, different types of bank financing and disinvestment. The objective of ICA in the management of this risk is to maintain a balance between the flexibility, period and conditions of credit facilities contracted to manage short, medium and long-term funding requirements. In this regard, the Company’s use of project financing and debt with limited resources described in Note 22 and the short-term financing of current assets are significant. The Executive Committee of ICA is ultimately responsible for liquidity management. This Committee has established appropriate liquidity management guidelines. The Company manages its liquidity risk by maintaining reserves, financial facilities and adequate loans, while constantly monitoring projected and actual cash flows and reconciling the maturity profiles of financial assets and liabilities. Additionally, as mention in Note 22, the Company has available credit lines for working capital.

The following table shows the remaining contractual maturities of the Company’s non-derivative financial liabilities, together with agreed reimbursement periods. This table has been prepared based on the projected non-discounted cash flows of financial liabilities at the date on which ICA must make payments. The table includes projected interest cash flows such as disbursements required for the financial debt included in the consolidated statement of financial position. As interest is accrued at variable rates, the non-discounted amount is derived from interest rate curves at the end of the reporting period. Contractual maturity is based on the earliest date when ICA must make the respective payment.

As of December 31, 2012	1 year		Up to 2 years		Up to 3 years		Up to 4 years		Up to 5 years		Up to 6 years and thereafter		Total
Derivative financial instruments	Ps.	315,318	Ps.	457,617	Ps.	394,520	Ps.	302,786	Ps.	244,425	Ps.	671,735	Ps.	2,386,401
Notes payable		9,742,571		—		—		—		—		—		9,742,571
Long-term debt		1,182,775		1,425,227		1,811,243		2,251,015		5,258,776		30,095,411		42,024,447
Fixed interest		2,467,114		2,458,072		2,434,101		2,400,145		2,156,535		14,457,483		26,374,000
Variable interest		865,878		876,387		835,245		751,063		684,075		3,410,659		7,423,307
Trade accounts payable		7,832,246		—		—		—		—		—		7,832,246
Other accounts payable and accrued expenses		7,341,884		—		—		—		—		—		7,341,884
Other long-term liabilities		—		720,917		339,556		327,161		181,875		55,472		1,624,981

Total	Ps.	29,747,786	Ps.	5,938,220	Ps.	5,814,665	Ps.	6,032,170	Ps.	8,525,736	Ps.	48,691,260	Ps.	104,749,837

As of December 31, 2011	1 year		Up to 2 years		Up to 3 years		Up to 4 years		Up to 5 years		Up to 6 years and thereafter		Total
Derivative financial instruments	Ps.	895,174	Ps.	2,452	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	897,626
Notes payable		5,826,272		—		—		—		—		—		5,826,272
Long-term debt		13,888,201		1,194,791		1,245,182		1,835,591		2,634,533		23,409,927		44,208,225
Fixed interest		1,762,971		1,704,264		1,643,093		1,587,653		1,517,556		13,543,703		21,759,240
Variable interest		871,060		688,697		610,210		588,721		543,903		5,225,286		8,527,877
Trade accounts payable		6,647,926		—		—		—		—		—		6,647,926
Other accounts payable and accrued expenses		2,854,534		—		—		—		—		—		2,854,534
Other long-term liabilities		—		694,242		49,781		26,849		23,929		296,922		1,091,723

Total	Ps.	32,746,138	Ps.	4,284,446	Ps.	3,548,266	Ps.	4,038,814	Ps.	4,719,921	Ps.	42,475,838	Ps.	91,813,423

The amounts forming part of the debt contracted with credit institutions include fixed and variable rate instruments. Variable-rate financial liabilities are subject to change when variable interest rates differ from the estimated interest rates determined at the end of the reporting period.

The Company expects to meet its liabilities with its operational cash flows and resources received from the maturity of its financial assets. Furthermore, the Company has access to revolving credit lines with different banking institutions.

f.	Financial instruments at fair value

The fair value of financial instruments presented below has been determined by the Company using available market information or other valuation techniques that require judgment and interpretation to develop estimates of fair values. The Company also uses inputs and assumptions that are based on market conditions existing at each of the dates of the consolidated statements of financial position.

The fair value of financial assets and liabilities is determined as follows:

•

The fair value of financial assets and liabilities with standard terms and conditions and traded on active liquid markets, are determined with reference to quoted market prices (including listed redeemable notes or obligations).

•

The fair value of derivative instruments is calculated using quoted prices. When such market prices are not available, a discounted cash flows analysis is preapred, using the applicable yield curve for the period of the non-optional derivatives and pricing models for optional derivatives. The forward contracts for foreign currency are valued using observable future exchange rates and yield curves derived from observable interest rates which match with the maturities of the related contracts. Interest rate swaps, are valued at the present value of estimated future cash flows, based on the applicable yield curves derived from observable interest rates.

•

The fair value of other financial assets and liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models, based on discounted cash flows analyses using current and observable transaction prices in the market and quotes for similar instruments.

The financial instruments that are measured at fair value have been grouped into Levels 1 to 3 based on their corresponding hierarchical characteristics, mentioned in the IFRS 7, which are:

Level 1 — fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 — fair value measurements are those derived from inputs other than quoted market prices included within Level 1, but include observable data for the asset or liability, either directly, such as quoted prices, or indirectly, such as valuation inputs or prices for similar instruments; and

Level 3 — fair value measurements are those that are not based on observable market data (unobservable inputs).

The amounts of cash and cash equivalents of the Company as well as accounts receivable and payable by third parties and related parties, and the current portion of bank loans and long-term debt approximate fair value because they have short-term maturities. The long-term debt of the Company is recorded at amortized cost and bears interest at both fixed rates and variable rates related to market indicators.

To obtain and disclose the fair value of long-term debt, quoted market prices or quotes from similar instruments are used. To determine the fair value of other financial instruments, other techniques are used, such discounted cash flows, using rates that reflect the counterparty risk and the risk of the Company over the term of the instrument. The fair value of interest rate swaps is calculated as the present value of estimated future net cash flows, using interest rate curves observed in market information. The fair value of currency futures is determined using the exchange traded futures as of the date of the consolidated statement of financial position.

	Year ended December 31,				Quoted prices in active markets for identical assets (Level 1)				Other significant observable inputs (Level 2)
	2012		2011		2012		2011		2012		2011
Assets
Derivative financial instruments-assets	Ps.	504,246	Ps.	328,351	Ps.	—	Ps.	—	Ps.	504,246	Ps.	328,351
Total financial assets at fair value		504,246		328,351		—		—		504,246		328,351
Liabilities
Derivative fiancial instruments-liabilities	Ps.	1,743,693	Ps.	1,043,436		—		—	Ps.	1,743,693	Ps.	1,043,436
Total financial liabilities at fair value		1,743,693		1,043,436		—		—		1,743,693		1,043,436

The carrying amounts of financial instruments by category and their estimated fair values at December 31, 2012 and 2011, are as follows:

	December 31, 2012				December 31, 2011
Financial assets:	Carrying amount		Fair value		Carrying amount		Fair value
Cash, cash equivalents and restricted cash	Ps.	8,412,601	Ps.	8,412,601	Ps.	10,899,714	Ps.	10,899,714
Loans and receivables:
Customers and other receivables		8,446,767		8,446,767		18,235,585		18,235,585
Noncurrent customers		8,763,293		8,763,293		6,443,952		6,443,952
Financial assets from concessions		15,596,174		16,787,759		8,488,478		8,574,171
Other accounts payable and accrued expenses		(16,799,111)		(16,799,111)		(10,594,183)		(10,594,183)
Long-term bank loans		(42,024,447)		(45,773,593)		(44,208,225)		(46,805,571)
Derivative designated as hedging:
Interest rate swaps		(1,597,430)		(1,597,430)		(894,649)		(894,649)
Exchange rate swaps and options		357,902		357,902		(244,510)		(244,510)
Interest rate options		81		81		2,727		2,727

The fair values of certain financial instruments disclosed above at December 31, 2012 and 2011 do not differ from their carrying value because the values observed in the market are very similar to those recorded in the related period.

During the reporting period there were no transfers between Level 1 and 2.

26.	Stockholders’ equity

a.	Equity risk management

The objectives of ICA with respect to management of equity risk is to maintain an optimum financial-net worth structure, to reduce capital costs and safeguard its capacity to continue its operations with solid indebtedness ratios.

ICA is not subject to any externally imposed requirements for managing capital.

The Executive Committee quarterly reviews the Company´s equity structure. As part of this review, the Committee considers the cost of capital and the risks associated with each class of equity.

The equity structure is essentially managed through the maintenance of adequate levels of Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), which is calculated in the following manner: income attributable to controlling interests plus income attributable to non-controlling interests, discontinued operations, income taxes, other expenses (income), net, plus the participation in the equity held in unconsolidated subsidiaries and associated entities, plus borrowing costs, depreciation, amortization and the borrowing costs included in the cost of sales of projects financed during the construction stage.

	December 31,
	2012	2011
Income from controlling interests	Ps. 1,129,639	Ps. 1,480,289
Income from non-controlling interests	577,865	310,000
Discontinued operations	155,433	(1,689,445)
Income taxes	694,227	(56,576)
Share in results of associated companies	75,967	(29,863)
Borrowing costs	1,048,011	3,459,782
Depreciation and amortization	979,886	1,261,140
Interest expense (income) included in cost of sales	2,303,313	1,482,157

EBITDA	Ps. 6,964,341	Ps. 6,217,484

b.	At December 31, 2012, the authorized common stock of the Company amounts to Ps.8,503 million and is integrated by a single class of common stock without par value, comprised of the following:

	Shares	Amount
Subscribed and paid shares	607,357,582	Ps. 8,370,958
Shares held in treasury	9,817,074	131,761

	617,174,656	Ps. 8,502,719

c.	At the Ordinary Shareholders’ Meeting held on November 17, 2011, the shareholders approved an increase in the reserve fund for the purchase of Company shares up to Ps.1,850 million, authorizing the availability to repurchase shares of the Company up to that maximum amount. Additionally, the shareholders approved the cancellation of up to 32,748,689 shares repurchased, equivalent to approximately 5% of shares outstanding at December 31, 2010. At a previous Ordinary Shareholders’ Meeting on April 14, 2011, the shareholders approved a maximum reserve of Ps.1,000 million for the repurchase of Company shares.

d.	Share plan—At December 31, 2005, the number of shares held in treasury assigned to meet the Company’s obligation under the employee bonus plan was 9,647,899, of which at December 31, 2008, 3,308,313 shares were granted. During 2010 and 2009, 3,627,389 and 2,819,452, respectively, of shares were issued to executives and employees of ICA.

At the stockholders’ special meeting on June 25, 2009, the stockholders agreed i) to transfer 231,887 treasury shares held to meet the requirements of the Option Plan, whose rights were not exercised in accordance with the deadline for assignment under the Option Plan, to the Share Plan for executives of Empresas ICA, ii) future transfers of shares to the Share Plan for executives of Empresas ICA, of the shares assigned to the Option Plan that have not been exercised in accordance with the deadlines.

ICA also offered an Option Plan for executives and employees, whose term ended in 2010. Upon cancellation of the plan, 370,827 shares designated to meet the requirements of this plan were transferred to the Share Plan for executives of Empresas ICA. The balance of treasury shares designated for the Share Plan for executive of Empresas ICA as of December 31, 2012 and 2011 is 495,459.

e.	During 2012 and 2011, the Company repurchased 4,207,000 and 48,534,300 of its own shares respectively, with a value of Ps.57,983 and Ps. 668,928 (nominal value), respectively. During 2010, the Company did not repurchase any of its own shares.

f.	Equity forward – During May 2012, ICA entered into an equity forward to be settled in cash with respect to 22,280,100 shares of its capital, from May 22, 2012 to August 21, 2013 in non-consecutive terms, at a weighted average strike price of Ps.24.99, equivalent to an amount of Ps.$556.8 million, with a one-year maturity. The total amount of shares subject to the instrument represent 3.67% of the outstanding shares of the Company.

In the event that market conditions are favorable and the instruments are exercised, the Company will record the exercised amount in the reserve for repurchase of shares, according to the Policy and Regulations for the acquisition and placement of treasury shares approved by the Board of Directors. The amounts paid out at maturity of the instruments is determined by multiplying the number of the shares under the contract exercised at the maturity date by the strike price.

In the event that the Company does not exercise the instruments, the settlement price will be the difference between the strike price and the market value of the shares of ICA. On a quarterly basis, the fair value of the forward contracts will be determined in the same manner, and the effects are recognized within the effects of valuation of financial instruments line item in the consolidated statement of income and other comprehensive income. As of December 31, 2012, the fair value of the instrument resulted in a charge to results of Ps.6 million.

g.	Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when a dividend is distributed. Any tax paid on such distribution may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

h.	Retained earnings include the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. As of December 31, 2012 and 2011, the legal reserve, was Ps.307,638.

27.	Share-based payment

ICA has established a share-based compensation plan for executive middle—and upper-level management. Middle—and upper-level management identified as key manage personal and personnel with significant potential will obtain a stock bonus under the plan, awared with ordinary shares of ICA.

The number of shares granted is calculated in accordance with the performance-based formula approved by the Compensation Committee (“Committee”). The formula rewards executives and middle—and upper-managment based on their individual achievements and their contribution to the Company, evaluated based on both quantitative and qualitative criteria stemming from the following measures: performance and achievement of goals and objectives, conduct in accordance with the principles of teamwork and morals, integrity, service attitude, and achievement and adherence to the Code of Ethics and corporate policies.

The Company has established the following policies regarding the calculation of the performance bonus: if the net income of ICA represents 4% or less of the value of stockholders’ equity or less, the bonus will not be paid, and if the net income of ICA represents more than 4%, the amount of the stock bonus may not exceed 20% of the amount of net income, which should also not exceed 4% of equity.

Once the stock bonus has been authorized by the Committee, ICA will transfer shares (either shares repurchased under ICA’s repurchase program or new shares issued for the bonus program, as approved by the shareholders) to the Administration Trust 11971-5 that was established on April 8, 1992 (“Trust”), with the National Bank of Mexico as trustee. Bonds within the Trust can be designated by the technical committee to purchase shares in the name of those who received a bonus. All dividends paid with respect to the shares included in the Trust also are placed within the Trust. At the discretion of the technical committee, dividends on shares assigned to participants in the Trust may be paid in cash or are used to purchase shares at the prevailing market price for the benefit of the respective employee. If an employee terminates is working relationship with the Company, such employee is entitled to receive, via partial periodic payments, its respective shares; certain exceptions may be permitted to accelerate those payments to the former employee. The Trust may, but is not required to, buy the shares constituting such partial periodic payments. All dividends received with respect to the shares owned by any former employee are paid to such former employee.

During the years ended December 31, 2012, 2011 and 2010, the Company made share-based payments of 6,885,385, 3,785,611 and 3,740,874, shares, respectively. The shares issued in 2012 and 2011 were valued at Ps.$13.78 per share, corresponding to the theoretical value of the shares in circulation (subscribed and paid capital) at the date of their grant. The shares issued in 2010 were valued at Ps.6.63 which corresponds to the theoretical value of the unsubscribed shares in treasury. The Company recorded Ps.95 million, Ps.52 million and Ps.24 million as an increase to its common stock during 2012, 2011 and 2010, respectively. During the years ended December 31, 2012, 2011 and 2010, compensation cost, calculated based on the fair value of the stock bonus at the grant date, was Ps.222 million, Ps.64 million and Ps.115 million, respectively, considering the market value of the stock as listed on the Mexican Stock Exchange (“BMV”), and was recorded in operating expenses in the accompanying consolidated statements of income and other comprehensive income.

28.	Other comprehensive income

Other comprehensive income is as follows:

	Labor obligations						Cumulative translation effects of foreign subsidiaries and other						Effect of valuation of derivative financial instruments						Total
	Amount		Taxes		Total		Amount		Taxes		Total		Amount		Taxes		Total		Amount		Taxes		Total
Balance at January 1, 2010	Ps.	5,266	Ps.	795	Ps.	6,061	Ps.	(53,256)	Ps.	15,576	Ps.	(37,680)	Ps.	(674,173)	Ps.	187,343	Ps.	(486,830)	Ps.	(722,163)	Ps.	203,714	Ps.	(518,449)
Reclassifications during the year		—		—		—		—		—		—		491,663		(123,139)		368,524		491,663		(123,139)		368,524
Movements of the year		37,576		(11,436)		26,140		(203,228)		—		(203,228)		(744,187)		205,780		(538,407)		(909,839)		194,344		(715,495)

Balance December 31, 2010		42,842		(10,641)		32,201		(256,484)		15,576		(240,908)		(926,697)		269,984		(656,713)		(1,140,339)		274,919		(865,420)
Reclassifications during the year		—		—		—		(73,000)		—		(73,000)		635,892		(188,050)		447,842		562,892		(188,050)		374,842
Movements of the year		(164,272)		49,440		(114,832)		687,583		—		687,583		(417,512)		114,350		(303,162)		105,799		163,790		269,589

Balance December 31, 2011		(121,430)		38,799		(82,631)		358,099		15,576		373,675		(708,317)		196,284		(512,033)		(471,648)		250,659		(220,989)
Reclassifications during the year		—		—		—		—		—		—		552,202		(165,353)		386,849		552,202		(165,353)		386,849
Movements of the year		(104,929)		32,876		(72,053)		(208,809)		—		(208,809)		(1,442,818)		470,387		(972,431)		(1,756,556)		503,263		(1,253,293)

Balance December 31, 2012	Ps.	(226,359)	Ps.	71,675	Ps.	(154,684)	Ps.	149,290	Ps.	15,576	Ps.	164,866	Ps.	(1,598,933)	Ps.	501,318	Ps.	(1,097,615)	Ps.	(1,676,002)	Ps.	588,569	Ps.	(1,087,433)

The fair value gain (loss) on cash flow hedging instruments corresponds to changes in the fair value of these financial instruments, mainly with respect to interest rate and exchange rate hedges which hedge assets and liabilities included in the statement of financial position as well as future commitments to which hedge accounting may be applied.

Exchange differences on translating foreign operations represent the effects of translating the financial information of foreign operations, either consolidated, proportionately consolidated or equity method investments, with functional currencies different from reporting currencies, to Mexican pesos.

The concept of labor obligations represents the effect of actuarial gains (losses).

29.	Non-controlling interest in consolidated subsidiaries

Non-controlling interest consists of the following:

	December 31,
	2012		2011		2010
Common stock	Ps.	2,491,647	Ps.	2,867,521	Ps.	3,206,437
Contributions for future capital increases		2,560		143,047		118,547
Retained earnings and others		1,355,502		1,005,614		419,525

	Ps.	3,849,709	Ps.	4,016,182	Ps.	3,744,509

The fluctuation in the non-controlling interest mainly occurs because of the effects of dividends received as well as the effects of incorporation of subsidiaries or the purchase or sale of non-controlling interests.

30.	Discontinued operations

a.	As discussed in Note 2, in November 2012, ICA, in its capacity as seller, entered into a purchase-sale agreement with Javer, in its capacity as buyer, to sell certain assets and assume certain liabilities corresponding to the horizontal housing business. Amounts in the statement of financial position are presented within the assets classified as held for sale and amount in the statement of income and other comprehensive income of the horizontal housing business are presented within discontinued operations.

b.	As mentioned in Note 2, ICA negotiated the sale of the “Corredor Sur” toll highway, a concession segment subsidiary, to Empresa Nacional de Autopistas, S.A. de C.V. (“ENA”). Amounts are presented within discontinued operations in the consolidated statement of income and other comprehensive income.

c.	The loss (profit) for discontinued operations aforementioned is integrated as follows:

	Year ended December 31,
	2012		2011		2010
Net revenues	Ps.	2,045,168	Ps.	2,276,454	Ps.	3,103,004
Services cost		(1,535,661)		(1,760,707)		(2,090,965)

Gross profit		509,507		515,747		1,012,039
Operating expenses		(155,702)		(285,069)		(321,102)

Adjustment to fair value, less selling expense, of assets held for sale		(670,000)		—		—

Operating (loss) income		(316,195)		230,678		690,937

Finance income (expenses)		1,187		(1,721)		(125,045)

(Loss) income before income taxes		(315,008)		228,957		565,892
Income taxes		(159,575)		23,371		169,852

Gain on sell of Corredor Sur (1)		—		1,483,859		—

(Loss) income from discontinued operations	Ps.	(155,433)	Ps.	1,689,445	Ps.	396,040

(1)	Related to the sale of Corredor Sur, see following subsection.

d.	Condensed financial information of Corredor Sur is as follows:

	Eight months ended August 31, 2011		Year ended December 31, 2010
Net revenues	Ps.	476,145	Ps.	646,750
Services cost		(114,749)		(198,629)

Gross profit		361,396		448,121
Operating expenses		(25,976)		(40,176)

Operating income		335,420		407,945

Finance expenses		(661,038)		(125,184)

(Loss) income before income taxes		(325,618)		282,761
Income taxes		20,752		(36,770)

(Loss) income from discontinued operations	Ps.	(304,866)	Ps.	245,991

e.	Detail assets and liabilities of Corredor Sur is as follows:

	December 31, 2010		January 1, 2010
Assets:
Cash and cash equivalents	Ps.	322,474	Ps.	703,028
Accounts receivable		31,375		30,552
Investment in concession		1,938,790		2,094,629
Other assets		364,870		614,920

		2,657,509		3,443,129

Liabilities:
Notes payable		1,752,798		1,898,444
Other liabilities		313,755		356,674

		2,066,553		2,255,118

Net assets sold	Ps.	590,956	Ps.	1,188,011

f.	Gain on sale of Corredor Sur is comprised as follows:

September 2011
Consideration received	Ps. 3,277,147
Less:
Net assets sold	64,211
Others (1)	372,584
Loss for the period	304,866
Income tax attributable to the operation	1,051,627

Gain on sale of subsidiary	Ps. 1,483,859

(1)	Includes gain from foreign operations for Ps.73 million generated through the date of disposal and provision for legal indemnizations for Ps.333 million.

Gain sale of subsidiary is presented in income from discontinued operations in the consolidated statement of income and other comprehensive income.

g.	Net cash flows from the sale of the subsidiary:

December 31, 2011
Consideration received in cash	Ps. 3,277,147
Less: balance of cash and equivalents from discontinued operations	322,474

Net movement in cash from discontinued operation	Ps. 2,954,673

h.	Basic and diluted (loss) earnings, per share from discontinued operations for the year ended December 31, 2012, 2011 and 2010, amounted to (Ps.0.256), Ps.2.675 and Ps.0.611, respectively.

31.	Continuing operations

a.	Cost of sales from continuing operations consist of the following:

	Year ended December 31,
	2012	2011	2010
Direct cost	Ps. 32,983,840	Ps. 28,112,155	Ps. 23,633,240
Indirect cost	6,745,613	5,979,607	5,163,686
Cost of sales of housing	971,497	86,377	(1,488,851)
Cost of sales of real estate	13,765	410,830	264,366
Others	5,509	(186,233)	11,333

	Ps. 40,720,224	Ps. 34,402,736	Ps. 27,583,774

b.	Costs and expenses for depreciation, amortization and employee benefits are as follows:

	Year ended December 31, 2012
	Direct cost	Indirect cost	General expenses	Total
Depreciation	Ps. 204,738	Ps. 91,999	Ps. 50,591	Ps. 347,328
Amortization of concessions	416,181	—	—	416,181
Amortization of other assets	119,200	72,940	24,237	216,377
Wages and salaries	4,447,309	2,257,046	957,807	7,662,162
Development and improvements	2,885	7,040	61,968	71,893
Bonus to employees	—	—	142,183	142,183
Statutory employee profit sharing expense	—	—	45,357	45,357

	Year ended December 31, 2011
	Direct cost	Indirect cost	General expenses	Total
	Ps. 134,772	Ps. 63,752	Ps. 63,329	Ps. 261,853
Depreciation	528,027	—	—	528,027
Amortization of concessions	175,936	266,817	28,507	471,260
Amortization of other assets	5,747,840	440,975	827,492	7,016,307
Wages and salaries	1,358	6,368	46,507	54,233
Development and improvements	—	—	199,626	199,626
Bonus to employees	—	—	64,487	64,487
Statutory employee profit sharing expense

	Year ended December 31, 2010
	Direct cost	Indirect cost	General expenses Total
Depreciation	Ps. 321,191	Ps. 12,162	Ps. 54,393	Ps. 387,746
Amortization of concessions	313,279	—	—	313,279
Amortization of other assets	181,340	280,707	28,641	490,688
Wages and salaries	5,417,722	—	790,645	6,208,367
Development and improvements	506	3,885	38,800	43,191
Bonus to employees	—	—	89,879	89,879
Statutory employee profit sharing expense	—	—	60,721	60,721

Note 37, segment information, presents an analysis of revenues for the Company’s main products and services.

32.	Other (income) expenses

Other (income) expense, net, consists of the following:

	Year ended December 31,
	2012		2011		2010
(Gain) loss on sales of property, plant and equipment	Ps.	(23,573)	Ps.	(5,519)	Ps.	21,312
(Gain) loss on sales of shares (1)		(729)		(466,821)		9,682
Other (2)		(436,192)		(22,352)		(726)

	Ps.	(460,494)	Ps.	(494,692)	Ps.	30,268

(1)	During the year ended December 31, 2011, the gains on the sale of shares, mainly correspond to the sale of CONIPSA and COVIQSA.
(2)	For the year ended December 31, 2012, amount includes a gain of Ps.435,681 from changes in the fair value of investment properties.

33.	Financing cost

Financing cost is detailed as follows:

	Year ended December 31, 2012
			Capitalized in
			statement of		Results
	Total		financial position		Project financing		Financing cost
Interest expense (1)	Ps.	5,733,706	Ps.	496,393	Ps.	2,578,100	Ps.	2,659,213
Interest income (2)		(817,968)		(8,748)		(274,788)		(534,432)
Foreign exchange		(1,290,763)		16,188		(63,982)		(1,242,969)
Valuation of derivative financial instruments		166,199		—		—		166,199

Total	Ps.	3,791,174	Ps.	503,833	Ps.	2,239,330	Ps.	1,048,011

	Year ended December 31, 2011
			Capitalized in
			statement of		Results
	Total		financial position		Project financing		Financing cost
Interest expense	Ps.	3,814,999	Ps.	502,335	Ps.	1,514,509	Ps.	1,798,155
Interest income (2)		(337,033)		(18,570)		(32,352)		(286,111)
Foreign exchange		1,423,333		9,302		(152,491)		1,566,522
Valuation of derivative financial instruments		381,940		—		724		381,216

Total	Ps.	5,283,239	Ps.	493,067	Ps.	1,330,390	Ps.	3,459,782

	Year ended December 31, 2010
		Capitalized in
		statement of	Results
	Total	financial position	Project financing	Financing cost
Interest expense	Ps. 2,631,010	Ps. 241,955	Ps. 1,041,024	Ps. 1,348,031
Interest income (2)	(393,468)	(3,952)	(39,671)	(349,845)
Foreign exchange	12,431	6,197	11,722	(5,488)
Valuation of derivative financial Instruments	299,485	—	(16,300)	315,785

Total	Ps. 2,549,458	Ps. 244,200	Ps. 996,775	Ps. 1,308,483

(1)	For the year ended December 31, 2012, interest expense includes Ps.161 million of a premium paid to bondholders for prepayment of certain notes (see Note 22).
(2)	Note 37 includes the integration of the interest income by business segment.

34.	Related party balances and transactions

a.	The accounts receivable and accounts payable with related parties are as follows:

	December 31,
	2012		2011
Accounts receivable:
Constructora Mexicana de Infraestructura Subterránea, S.A. de C.V. (1) (2)	Ps.	406,400	Ps.	276,678
Suministro de Agua de Querétaro, S.A. de C.V. (2)		—		44,677
Infraestructura y Saneamiento de Atotonilco, S.A. de C.V. (1) (2)		1,072		19,375
Red de Carreteras de Occidente, S.A.P.I.B. de C.V. (1)		269,446		764,981
Fluor Daniel South America Limited (2)		16,261		39,960
Fluor Daniel Mexico, S.A. (2)		70,896		21,335
Global Vía Infraestructura, S.A. de C.V. (1)		84,629		56,970
Aqualia Infraestructura, S.A. (1)		69,763		65,075
FCC Construcción, S.A. de C.V. (1)		291,762		171,490
Impulsadora del Desarrollo y del Empleo de América Latina, S.A. de C.V. (1)		86,958		20,510
Other		12,228		17,202

Total (Note 11)	Ps.	1,309,415	Ps.	1,498,253

	December 31,
	2012		2011
Accounts payable:
Aeropuerto de Paris Management	Ps.	—	Ps.	64,399
Hotel N H Cristal, S.A. de C.V.		29,342		28,122
Fluor Daniel Mexico S.A. (2)		58,248		11,491
Aqualia Infraestructura, S.A. (1)		28,653		25,925
Operadora CICSA, S.A. de C.V. (1)		31,182		32,234
CARSO Infraestructura, S.A. de C.V. (1)		45,707		38,649
FCC Construcción, S.A. de C.V. (1)		99,305		143,346
Ayesa Inversiones, S.A. de C.V. (1)		211,943		—
Corporación Desarrolladora de Infraestructura, S.A. de C.V. (1)		31,159		—
Consorcio de Desarrollo Intercontinental, S.A. de C.V. (1)		59,271		—
Other		35,766		50,355

Total (Note 17)	Ps.	630,576	Ps.	394,521

(1)	ICA associated companies; the account receivable principally corresponds to construction contracts.
(2)	Proportionately consolidated.

b.	Transactions with related parties, carried out in the ordinary course of business, were as follows:

	Year ended December 31,
	2012		2011		2010
Construction revenues	Ps.	3,589,184	Ps.	2,444,828	Ps.	1,195,836
Construction costs		741,751		—		—
Administrative services provided		374,159		304,150		383,162
Royalties		87,416		75,608		64,245
Equipment leasing expense		1,743		61,710		25,738
Cost and services expenses		1,071,128		276,955		35,163
Financing cost		4,210		10,050		—
Equipment leasing income and Other		84,754		92,214		99,113

c.	For the years ended December 31, 2012 and 2011, the aggregate compensation of the directors and executive officers paid or accrued for services in all capacities, was approximately Ps.263 million and Ps.259 million, respectively. The Company also paid non-management Directors Ps.44 thousand, net of taxes, for each Board of Directors meeting or corporate practices committee, finance and sustainability meeting or audit committee meeting they attended during 2012, 2011 and 2010. Additionally, the Company paid Ps.10 million and Ps.15 million of emoluments, net of taxes, to non-management directors and president of the Board of Directors for the year ended December, 31, 2012, 2011, and 2010, respectively.

35.	Retirement benefit obligation

The liability for employees derives from the pension plan, seniority premiums and payments at the end of employment to employees upon retirement, are determined based on actuarial computations made by external actuaries, using the projected unit credit method. Seniority premiums consist of a single payment equal to 12 day’s salary for each year of service based on the employee’s most recent salary, but without exceeding twice the current minimum wage established by law.

In 2006, the Company created a defined benefit pension plan covering all active employees aged more than 65, who are part of the board of Empresas ICA, S.A.B. de C.V. and have a minimum of 10 years’ of service as a member of the board prior to their retirement. These individuals may exercise these benefits after the age of 55, with gradual reductions of the salaries considered for pension purposes. Beginning January 1, 2008, the plan deferred the early retirement age an additional two years, which such deferral ended in 2010. During 2012, the pension plan was further modified to provide lifelong benefits for these executive as well as establish an early retirement from age 60 for all employees, provided that they have 10 years of service with the Company.

The follow information shows the detail of the most significant plans of the Company.

The consolidated net cost of the period of obligations derived from the pension plan, payments at the end of employment to employees upon retirement and seniority premiums, amounts to Ps. 105 million, Ps.87 million and Ps. 60 million in 2012, 2011 and 2010, respectively, and is as follows:

	Year ended December 31,
	2012		2011		2010
Labor cost	Ps.	55,133	Ps.	38,645	Ps.	28,672
Financial cost		52,694		39,394		24,474
Yield on plan assets		(7,098)		(1,677)		(1,346)
Past service cost		3,856		10,680		8,696

Net cost of the period	Ps.	104,585	Ps.	87,042	Ps.	60,496

Cost recognized in other comprehensive income:

	Year ended December 31,
	2012		2011		2010
Actuarial (gains) losses	Ps.	104,929	Ps.	91,557	Ps.	25,730

The current values of obligations and the rates used in the calculation of the pension plan and seniority premiums are as follows:

	December 31,
	2012		2011
Vested benefit obligation	Ps.	(1,160,588)	Ps.	(706,313)
Plan assets		221,214		94,780

Defined benefit obligation		(939,374)		(611,533)
Unrecognized past services cost		311,320		61,647

Net liability arising from defined benefit obligation (1)	Ps.	(628,054)	Ps.	(549,886)

(1)	Excludes liability for employee of foreign operations.

Changes in the present value of the defined benefit obligations in the period were as follows:

	December 31,
	2012		2011
Present values of defined benefit obligations as of January 1	Ps.	611,533	Ps.	462,560
Actuarial service labor cost		55,133		38,645
Financial cost		52,694		39,394
Business combinations, transfers and others		20,566		78,002
Actuarial gain recognized in other comprehensive income		104,929		91,555
Benefit payments		(31,977)		(21,956)
Plan assets		(126,434)		(76,667)
Plan amendments		252,930		—

Present values of defined benefit obligation as of December 31	Ps.	939,374	Ps.	611,533

Changes in the present value of the assets plan in the period were as follows:

	December 31,
	2012		2011
Beginning balance of fair value of plan assets	Ps.	94,780	Ps.	18,116
Expected return on plan assets		7,098		1,677
Actuarial (losses) gains		(3,844)		113
Contributions from the employer		152,018		89,714
Benefits paid		(28,838)		(20,464)
Assets acquired in a business combination		—		5,624

Ending balance of fair value of plan assets	Ps.	221,214	Ps.	94,780

The major categories of plan assets, and the expected rate of return at the end of the reporting period for each category, are as follows:

	Expected return 2012	Fair value of the plan assets
	%	2012
Debt instruments	7.94%	Ps. 48,238
Equity instruments	8.13%	5,189
Government securities	7.75%	167,787

Rates used in actuarial calculations:

	December 31,
	2012	2011
	%	%
Discount rate of the projected benefit obligation at present value	6.50%	7.75%
Salary increase	5.50%	5.50%
Yield on plan assets (inflation)	4.00%	4.00%

36.	Nonmonetary transactions

During the years ended December 31, 2012, 2011 and 2010, the Company carried out the following nonmonetary transactions, which are not reflected in its consolidated cash flow statement:

a.	The Company recognized construction revenues which were exchanged for intangible assets at December 31, 2012, 2011 and 2010 for the amount of Ps.10,074 million, Ps.6,159 million and Ps.3,948, million, respectively. Construction costs are considered as an operating activity.

b.	As of December 31, 2012, the Company reclassified real estate inventories to property, plant and equipment for Ps.780,218.

c.	The Company has a long-term balance of real estate inventories of Ps.135,000 which, corresponds to a contractual obligation.

d.	The Company sold 100% of the shares of COVIQSA and CONIPSA to RCO, as is mentioned in Note 2. Such acquisition was essentially settled through payments of Ps.1,550 million in shares.

e.	In October 2011, ICA obtained a payment in-kind composed by land ownership for the amount of the Ps.152 million (see note 24.c).

f.	As discussed in Note 2, until November 2011, the Company jointly controlled the shares of Geoicasa, S.A. de C.V. (Geoicasa) and Grupo Punta Condesa, S.A. de C.V. (Condesa). In December 2011, it sold 50% of the shares of Geoicasa and received the remaining 50% of the shares of Condesa as payment.

g.	December 2010, ICA established a Trust to guarantee the accounts receivable of the Esmeralda Resort Project for the amount of Ps.1,425 million, whereby buildings under construction, the golf course and top-level beach zone land composed by more than 289 hectares were awarded. In October 2011, ICA obtained land in the amount of Ps.152 million as dation in payment (see Note 24).

h.	In November 2011, the Company acquired machinery through capital leases for the amount of Ps.141 million and subsequently recorded an asset and liability for the same amount. The contract has a term of 27 months.

37.	Business segment data

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

Civil Construction

The Civil Construction segment focuses on infrastructure projects in Mexico, including the construction of roads, highways, transportation facilities (such as mass transit systems), bridges, dams, hydroelectric plants, prisons, tunnels, canals and airports, as well as on the construction, development and remodeling of large multi-storied urban buildings, including office buildings, multiple-dwelling housing developments and shopping centers. The Civil Construction segment has also pursued opportunities in other parts of Latin America, the Caribbean, Asia and the United States, and in 2011 was pursuing select opportunities outside of Mexico and performing one construction project in Panama and Colombia. The Civil Construction segment performs activities such as demolition, clearing, excavation, de-watering, drainage, embankment fill, structural concrete construction, concrete and asphalt paving, and tunneling. Fort the years ended December 31, 2012, 2011 and 2010, the Civil Construction segment accounted for approximately 68%, 71% and 73%, respectively, of total revenues.

Industrial Construction

The Industrial Construction segment focuses on the engineering, procurement, construction, design and commissioning of large manufacturing facilities such as power plants, chemical plants, petrochemical plants, fertilizer plants, pharmaceutical plants, steel mills, paper mills, drilling platforms and automobile and cement factories. For the years ended December 31, 2012, 2011 and 2010, the Industrial Construction segment accounted for 14%, 13% y 14%, respectively, of total revenues.

Housing Development

For the years ended December 31, 2012, 2011 and 2010, the Housing Development segment accounted for 3%, 3% and 1%, respectively, of total revenues. The Housing Development segment participates in all stages of the housing industry, including acquiring the land and the permits and licenses required to build on it, performing and procuring architectural and engineering design, facilitating buyer financing and constructing and marketing homes. Some construction services are subcontracted, such as urbanization.

The principal raw materials the Company requires for the Housing Development operations are cement, steel, construction aggregates, doors, windows and other housing fixtures. During 2012, 2011 and 2010, the Company sold 6,677; 6,797 and 7,116 houses; respectively.

On January 16, 2013, management of the Company decided to discontinue the horizontal housing business line, because it no longer represents a significant or strategic business line of ICA. Therefore, as of January 1, 2013, the housing development segment will be presented grouped in Corporate and other segment.

Airports

Through GACN, ICA operates 13 airports in the Central North region of Mexico pursuant to concessions granted by the Mexican government, including the Monterrey airport. For the years ended December 31, 2012, 2011 and 2010, the Airports segment amounted for 7%, 7% and 8 respectively, of total revenues. The airports serve a major metropolitan area (Monterrey), three tourist destinations (Acapulco, Mazatlan and Zihuatanejo), two border cities (Ciudad Juarez and Reynosa) and seven regional centers (Chihuahua, Culiacan, Durango, San Luis Potosi, Tampico, Torreon and Zacatecas). All of the airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government.

Concessions

The concessions segment focuses on the construction, development, maintenance and operation of long-term concessions of toll roads, tunnels and water projects. For the years ended December 31, 2012, 2011 and 2010, this segment accounts for 9%, 8% and 7%, respectively, of total revenues. The construction work the Company performs on the concessions is included in the Civil Construction segment. During 2012, ICA participated in seven concessioned highways under construction and eight operating concessioned highways, a tunnel (the Acapulco tunnel), two rehabilitation centers, a bypass, parking lots and participates in the management and operation of a water treatment plant in Ciudad Acuña and the water supply system Aqueduct II in Querétaro.

Mexican state and municipal governments and the governments of certain foreign countries award concessions for the construction, maintenance and operation of infrastructure facilities. The Mexican government actively pursues a policy of granting concessions to private parties for the construction, maintenance and operation of highways, bridges and tunnels to promote the development of Mexico’s infrastructure without burdening the public sector’s resources and to stimulate private sector investment in the Mexican economy. A long-term concession is a license of specified duration (typically between 20 and 40 years), granted by a federal, state or municipal government to finance, build, establish, operate and maintain a public means of communication or transportation.

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

To finance the obligations of the projects, ICA typically provides a portion of the equity and the rest is arranged through third party financing, through loans or debt securities. Recourse on the indebtedness is typically limited to the subsidiary engaged in the project. The investment of equity is returned over time once the project is completed. Generally, ICA contributes equity to a project by accepting deferred payment of a portion of its construction contract price. Depending on the requirements of each specific infrastructure concession project, ICA typically seeks to form a consortium with entities that have expertise in different areas and that can assist us in obtaining financing from various sources.

A summary of certain segment information is as follows (amounts may not add or tie to other accompanying information due to rounding):

	Construction			Housing			Corporate
	Civil	Industrial	Subtotal	Development	Airports	Concessions	and others		Total segments	Eliminations	Consolidated
December 31, 2012:
External revenues	Ps. 32,597,465	Ps. 6,507,210	Ps. 39,104,675	Ps. 1,491,720	Ps. 3,097,785	Ps. 4,407,951	Ps.	36	Ps. 48,102,167	Ps.(559,329)	Ps. 47,542,838
Intersegment revenues	16,993,599	575,621	17,569,220	294,355	2,209,162	11,879,009		3,020,767	34,972,513	559,329	35,531,842
Operating income	1,190,608	252,886	1,443,494	74,169	1,147,896	796,136		(9,265)	3,452,430	228,712	3,681,142
Financing income	(321,726)	(22,312)	(344,038)	(67,008)	(57,580)	(386,303)		(693,258)	(1,548,187)	1,013,755	(534,432)
Financing cost	572,758	(47,464)	525,294	92,797	125,535	1,013,041		720,837	2,477,504	(895,061)	1,582,443
Income tax expense (benefit)	838,080	109,993	948,073	126,000	83,156	247,202		(560,750)	843,681	(149,454)	694,227
Statutory employee profit sharing expense	12,671	17,747	30,418	6,446	8,493	—		—	45,357	—	45,357
Share in operations of associated companies	—	—	—	—	—	(75,967)		—	(75,967)	—	(75,967)
Segment assets	45,952,955	4,260,765	50,213,720	11,044,974	12,705,184	43,835,462		43,379,073	161,178,413	(52,490,635)	108,687,778
Investments in associated companies	959	—	959	1,183	—	(249)		26,369,597	26,371,490	(26,367,964)	3,526
Segment liabilities (1)	22,773,058	3,114,905	25,887,963	5,649,153	2,118,412	13,054,768		12,894,829	59,605,125	(24,154,284)	35,450,841
Capital expenditures (2)	423,555	153,744	577,299	3,105,026	375,957	2,319,217		54,461	6,431,960	—	6,431,960
Depreciation and amortization	433,181	47,634	480,815	38,666	219,843	179,262		393	918,979	60,907	979,886
Net cash provided by (used in) operating activities	8,114,386	(95,529)	8,018,857	201,222	572,656	(1,675,750)		(3,475,522)	3,641,463	1,845,493	5,486,956
Net cash provided by (used in) investing activities	(310,171)	(118,682)	(428,853)	(97,739)	(314,087)	(2,400,813)		(3,513)	(3,245,005)	(440,732)	(3,685,737)
Net cash provided by (used in) financing activities	(6,996,127)	173,070	(6,823,057)	(160,205)	402,407	2,032,151		3,587,337	(961,367)	(3,286,365)	(4,247,732)
December 31, 2011:
External revenues	28,709,901	5,210,482	33,920,383	1,219,113	2,776,283	3,129,808		6,777	41,052,364	(571,244)	40,481,120
Intersegment revenues	16,794,323	445,668	17,239,991	1,613,843	2,295,690	9,292,325		2,024,173	32,466,022	571,244	33,037,266
Operating income	1,116,184	356,358	1,472,542	8,393	916,807	917,221		193,520	3,508,483	(34,296)	3,474,187
Financing income	(233,836)	(15,718)	(249,554)	(64,470)	(20,957)	(220,853)		(242,580)	(798,414)	512,303	(286,111)
Financing cost	813,373	97,941	911,314	159,899	224,789	647,427		2,201,715	4,145,144	(399,251)	3,745,893
Income tax expense (benefit)	658,775	83,202	741,977	43,499	153,881	389,870		(508,685)	820,542	(877,118)	(56,576)
Statutory employee profit sharing expense	8,169	43,876	52,045	8,951	3,491	—		—	64,487	—	64,487
Share in operations of associated companies	—	—	—	—	—	29,863		—	29,863	—	29,863
Segment assets	45,154,285	3,457,453	48,611,738	10,572,881	10,229,352	35,358,545		33,441,885	138,214,401	(39,326,328)	98,888,073
Investments in associated companies	921	—	921	191,714	—	(455)		26,289,475	26,481,655	(26,287,762)	193,893
Segment liabilities (1)	17,770,177	2,835,554	20,605,731	4,172,052	1,927,962	6,321,815		6,842,145	39,869,705	(12,663,178)	27,206,527
Capital expenditures (2)	854,270	44,158	898,428	3,560,697	387,673	1,603,155		19,812	6,469,765	—	6,469,765
Depreciation and amortization	721,700	37,863	759,563	33,612	160,306	283,740		21,757	1,258,978	2,162	1,261,140
Net cash provided by (used in) operating activities	(2,578,493)	682,872	(1,895,621)	(467,670)	595,722	(3,945,795)		(1,089,124)	(6,802,488)	(3,352,675)	(10,155,163)
Net cash provided by (used in) investing activities	(135,697)	(42,090)	(177,787)	(143,182)	(814,323)	(4,690,793)		(3,692,107)	(9,518,192)	10,408,323	890,131
Net cash provided by (used in) financing activities	3,253,771	(533,377)	2,720,394	631,326	251,821	14,140,193		4,890,060	22,633,794	(7,070,775)	15,563,019
December 31, 2010:
External revenues	23,448,423	4,401,358	27,849,781	184,717	2,504,982	2,102,123		33,136	32,674,739	(666,934)	32,007,805
Intersegment revenues	10,378,764	431,205	10,809,969	1,225,467	1,126,305	5,201,664		639,959	19,003,364	666,934	19,670,298
Operating income	767,582	155,719	923,301	(7,739)	746,920	241,108		(1,310)	1,902,280	52,721	1,955,001
Financing income	(258,580)	(9,491)	(268,071)	(37,042)	(38,337)	(185,754)		(49,534)	(578,738)	228,893	(349,845)
Financing cost	408,941	2,855	411,796	47,844	613,720	548,106		188,066	1,809,532	(151,204)	1,658,328
Income tax expense (benefit)	269,551	73,441	342,992	207,637	(51,923)	141,516		(202,697)	437,525	(286,261)	151,264
Statutory employee profit sharing expense	—	60,721	60,721	—	—	—		—	60,721	—	60,721
Share in operations of associated companies	15	—	15	(4)	(20)	73,112		970,334	1,043,437	(963,819)	79,618
Segment assets	32,389,503	2,885,495	35,274,998	8,827,857	10,037,663	24,362,337		25,830,499	104,333,354	(31,797,715)	72,535,639
Investments in associated companies	933	—	933	119,081	—	(455)		20,892,297	21,011,856	(20,890,585)	121,271
Segment liabilities (1)	12,124,090	1,779,435	13,903,525	4,963,126	1,793,635	3,738,172		7,589,313	31,987,771	(11,530,024)	20,457,747
Capital expenditures (2)	887,932	40,404	928,336	4,254,608	625,829	2,239,372		37,250	8,085,395	—	8,085,395
Depreciation and amortization	763,115	36,430	799,545	25,397	145,405	197,766		25,219	1,193,332	(1,619)	1,191,713
Net cash provided by (used in) operating activities	(5,054,425)	946,412	(4,108,013)	408,554	395,179	(1,466,794)		(1,108,096)	(5,879,170)	1,348,304	(4,530,866)
Net cash provided by (used in) investing activities	(33,072)	(22,174)	(55,246)	(139,037)	(271,127)	(1,138,000)		(250,064)	(1,853,474)	(549,623)	(2,403,097)
Net cash provided by (used in) financing activities	5,077,596	(399,175)	4,678,421	(312,227)	(176,634)	2,282,612		1,287,380	7,759,552	(779,710)	6,979,842

(1)	Segment liabilities include only the operating liabilities attributable to each segment.
(2)	Capital expenditures include purchases of property, plant and equipment, investments in concessions and other assets.

The Company’s principal consolidated net revenues are from construction contracts with various Mexican public and private sector entities, as well as foreign public and private sector entities, summarized as follows:

	Year ended December 31,
National:	2012	2011	2010
a. Public sector
Petróleos Mexicanos	Ps. 4,801,585	Ps. 4,116,249	Ps. 3,673,512
Comisión Federal de Electricidad	1,929,069	3,272,771	3,459,182
Secretaría de Comunicaciones y Transportes	2,592,095	3,040,405	3,043,900
Instituto Mexicano del Seguro Social	—	2,390	120,759
Secretaría de Seguridad Pública del Gobierno Federal	—	2,325,869	—
Instituto Nacional de Rehabilitación	—	—	174,426
Comisión Nacional del Agua	2,613,775	2,555,044	3,132,300
Gobiernos Estatales	—	174,354	1,130,477
Gobierno del Distrito Federal	4,331,858	6,293,660	5,270,741
Instituto de Seguridad Social al Servicio de Trabajadores del Estado	—	446,158	553,434
Sistema de Autopistas y Aeropuertos y Servicios Conexos y Auxiliares del Estado de México	2,196,237	3,755,275	1,044,895
Comisión Estatal de Agua del Gobierno de Jalisco	—	285,936	—
Secretaría de Seguridad Pública de Nayarit	7,093,144	1,212,725	1,014,249
Centro Nacional de Evaluación para la Educación Superior, A.C.	144,106	64,248	10,352
Comisión Estatal del Agua del Gobierno de San Luis Potosí	599,120	39,641	—
Secretaria de Planeación Urbana, Infraestructura y Ecológica del Edo de BCS	850,049	—	—
Aguas Tratadas del Valle de Mexico, S.A. de C.V.	834,374	—	—
Secretaria de Infraestructura del Estado de Puebla	832,904	—	—
Comisión Estatal del Agua de Jalisco	609,479	—	—
Instituto Nacional de Cardiología	434,484	—	—
Hospital General DR. Manuel Gea Gonzalez	360,717	—	—
Gobierno del Estado de Campeche	209,705	—	—
Secretaria de Medio Ambiente y Recursos Naturales	55,892	—	—
Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	33,614	—	—
APM Terminal Lázaro Cárdenas, S.A. de C.V.	22,855	—	—

	Year ended December 31,
	2012	2011	2010
b. Private sector
Fideicomiso de Autotransportes del Golfo	—	351,070	249,294
Minera y Metalúrgica del Boleo, S.A. de C.V.	158,976	272,706	50,145
Marathon Oil Company	—	1,313	118,917
Altos Hornos de México, S.A.	833,732	663,789	312,158
Aeropuerto de la Ciudad de México	5,536	18,889	71,012
Proyecto Esmeralda Resort	—	—	347,381
RCO	—	195,437	1,036,994
Vista Serena S. de R.L.	—	—	17,966
Minera San Javier	372,148	327,026	—
Braskem Idesa, S.A.P.I	538,629	—	—
Fideicomiso Autopistas y Puentes del Golfo	247,789	—	—
Tractebel Energía de Monterrey, S. de R.L. de C.V.	74,941	—	—
Buenavista del Cobre	51,122	—	—
Administradora Mexiquense de Aeropuerto de Toluca	33,598	—	—
Concesionaria de la autopista de Guadalajara—Tepic	30,079	—	—

Foreign:
Public and private sector
Spain	777,129	1,044,046	1,305,823
Colombia	612,378	193,726	79,315
Peru	2,023,620	891,759	459,098
Panama	884,050	639,747	266,937
Costa Rica	302,030	—	—

The Company’s six segments operate in four principal geographical areas in the world: Mexico, its home country, Spain, United States and Latin America. The Company’s operations by geographic area were as follows (amounts may not add or tie to another balances due to rounding):

		Foreign
	Mexico	Europe	United States	Latin America	Sub-total	Intersegment Eliminations		Total
2012:
Revenues:
Construction	Ps. 34,507,845	Ps. 777,129	Ps. —	Ps. 3,819,701	Ps. 39,104,675	Ps.	—	Ps. 39,104,675
Concessions	4,252,237	—	—	155,714	4,407,951		—	4,407,951
Sales of goods and other	3,049,461	—	—	980,751	4,030,212		—	4,030,212
Total revenues	41,809,543	777,129	—	4,956,166	47,542,838		—	47,542,838
Capital expenditures	5,532,449	14,368	—	885,143	6,431,960		—	6,431,960
Fixed assets	4,814,405	193,683	—	1,014,606	6,022,694		5,633	6,028,327
Total assets	100,612,947	1,101,667	1,349,683	7,642,207	110,706,504		(2,018,726)	108,687,778

2011:
Revenues:
Construction	32,105,604	1,044,046	—	770,733	33,920,383		—	33,920,383
Concessions	3,091,710	—	—	38,098	3,129,808		—	3,129,808
Sales of goods and other	2,539,170	—	—	891,759	3,430,929		—	3,430,929
Total revenues	37,736,484	1,044,046	—	1,700,590	40,481,120		—	40,481,120
Capital expenditures	5,437,835	—	20,081	1,011,849	6,469,765		—	6,469,765
Fixed assets	3,841,411	242,175	—	476,147	4,559,733		6,003	4,565,736
Total assets	94,706,047	988,758	2,655,452	3,323,189	101,673,446		(2,785,373)	98,888,073

		Foreign
	Mexico	Europe	United States	Latin America	Sub-total	Intersegment Eliminations	Total
2010:
Revenues:
Construction	26,232,519	1,305,823	—	311,439	27,849,781	—	27,849,781
Concessions	2,102,123	—	—	—	2,102,123	—	2,102,123
Sales of goods and other	1,596,803	—	—	459,098	2,055,901	—	2,055,901
Total revenues	29,931,445	1,305,823	—	770,537	32,007,805	—	32,007,805
Capital expenditures	7,978,451	95,267	—	11,677	8,085,395	—	8,085,395
Fixed assets	3,823,810	244,854	—	183,947	4,252,611	5,497	4,258,108
Total assets	67,787,221	1,029,323	1,219,873	5,117,161	75,153,578	(2,617,939)	72,535,639

38.	Subsequent events

a.	On March 26, 2013, GACN made an issue share certificates long term by Ps.1,500 million to 10 years, under the registered program on the Mexican Stock Exchange in 2011; with semiannual interest at a fixed annual rate of 6.47%. The principal amount will be repaid to the expiration date, on March 14, 2023. The proceeds of this issuance will be used to repay a short-term loan that currently has the Company, financing capital investments included in the Master Development of its 13 airports and strategic capital investments. Has the collateral of airport Acapulco, Ciudad Juarez, Culiacan, Chihuahua, Mazatlan, Monterrey, Tampico, Torreón, and Zihuatanejo.

Also, GACN recorded in the Mexican Stock Exchange a program of stock certificates short term for Ps.200 million, which was issued Ps.100 million of commercial paper on March 22, 2013, to 28 days at a rate of return of 4.17%. The proceeds of this issue will be used for working capital and general corporate purposes. The Company plans management revolving short-term issuance in each maturity.

b.	Metro Line 12 claim — On April 23, 2013, the judge ordered, without reviewing the merits of the case, that the parties are to engage in a non-judicial conciliation process without prejudice to the parties’ rights to re-file the claims. The parties will participate in this conciliation process in order to resolve their differences of both a technical and administrative nature. (See Note 24.c).

39.	Authorization for issuance of financial statements

The publication of the consolidated financial statements prepared in accordance with IFRS was authorized on April 24, 2013, by Alonso Quintana Kawage, General Director of Empresas ICA, S.A.B. de C.V., and Víctor Bravo Martín, Administration and Finance Vicepresident of the Company.

40.	List of subsidiaries

			Ownership Percentage
Controlled entity	Country	Activity	2012	2011
SUB-HOLDING
Aeroinvest, S.A. de C.V.	Mexico	Holding of shares	100%	100%
Controladora de Empresas de Vivienda, S. A. de C. V. (“CONEVISA”)	Mexico	Holding of shares	100%	100%
Controladora de Operaciones de Infraestructura, S. A. de C. V. (“CONOISA”)	Mexico	Holding of shares	100%	100%
Constructoras ICA, S. A. de C. V. (“CICASA”)	Mexico	Holding of shares	100%	100%
Icatech Corporation	United States	Holding of shares	100%	100%
AIRPORTS
Aeropuerto Acapulco	Mexico	Airport services	58.63%	58.63%
Aeropuerto Chihuahua	Mexico	Airport services	58.63%	58.63%
Aeropuerto Culiacán	Mexico	Airport services	58.63%	58.63%
Aeropuerto Ciudad Juárez	Mexico	Airport services	58.63%	58.63%
Aeropuerto Durango	Mexico	Airport services	58.63%	58.63%
Aeropuerto Mazatlán	Mexico	Airport services	58.63%	58.63%
Aeropuerto Monterrey	Mexico	Airport services	58.63%	58.63%
Aeropuerto Reynosa	Mexico	Airport services	58.63%	58.63%
Aeropuerto San Luis Potosí	Mexico	Airport services	58.63%	58.63%
Aeropuerto Tampico	Mexico	Airport services	58.63%	58.63%
Aeropuerto Torreón	Mexico	Airport services	58.63%	58.63%
Aeropuerto Zacatecas	Mexico	Airport services	58.63%	58.63%
Aeropuerto Zihuatanejo	Mexico	Airport services	58.63%	58.63%
Consorcio Grupo Hotelero T2, S.A. de C.V.	Mexico	Holding of shares	49.04%	49.06%
Grupo Aeroportuario Centro Norte, S.A. de C.V.	Mexico	Holding of shares	58.63%	58.63%
Holding Consorcio Grupo Hotelero T2, S.A. de C.V.	Mexico	Holding of shares	58.63%	58.63%
Oma Logística, S.A. de C.V.	Mexico	Airports	58.63%	58.63%
Oma Vynmsa Aero Industrial Park, S.A. de C.V.	Mexico	Airport operations	27.79%	0.00%
Operadora de Aeropuertos del Centro Norte, S.A. de C.V.	Mexico	Administrative services	58.63%	58.63%
Servicios Aeroportuarios Centro Norte, S.A. de C.V.	Mexico	Administrative services	58.63%	58.63%
Servicio Aero Especializado del Centro Norte, S.A. de C.V.	Mexico	Airport operations	58.63%	58.63%
Servicios Corporativos Terminal T2, S.A. de C.V.	Mexico	Airport operations	49.04%	49.06%
Servicios Complementarios del Centro Norte, S.A. de C.V.	Mexico	Airport operations	58.63%	58.63%
Servicios de Tecnología Aeroportuaria, S.A. de C.V.	Mexico	Airport operations	74.5%	74.5%
PORTS AND WATER CONSTRUCTION
Consorcio CICE	Colombia	Construction	80%	80%
Construcciones y Trituraciones, S.A. de C.V.	Mexico	Construction	100%	100%
INDUSTRIAL CONSTRUCTION
ICA El Salvador, S.A.	El Salvador	Construction	100%	100%
URBAN CONSTRUCTION
Casaflex, S.A.P.I. de C.V.	Mexico	Construction	50.10%	50.10%
ICA Ingeniería, S.A. de C.V.	Mexico	Engineering services	100%	100%
Icapital, S.A. de C.V.	Mexico	Corporate services	100%	100%
Prefabricados y Transportes, S.A. de C.V.	Mexico	Construction	100%	100%

			Ownership Percentage
Controlled entity	Country	Activity	2012	2011
HEAVY CONSTRUCTION
Autopista Naucalpan Ecatepec S.A. de C.V. (formerly Viabilis Infraestructura, S.A.P.I de C.V.)	Mexico	Infraestructure operation	100%	50%
Autovía Urbana TT S.A.P.I de C.V.	Mexico	Infraestructure operation	100%	50%
Compañía Hidroeléctrica La Yesca, S.A. de C.V.	Mexico	Construction	99%	99%
Consorcio ICA-MECO Panamá	Panama	Construction	70%	0%
Consorcio San Carlos 020	Colombia	Construction	70%	0%
Constructora de Proyectos Hidroeléctricos, S.A. de C.V.	Mexico	Construction	99%	99%
Constructora El Cajón, S.A. de C.V.	Mexico	Construction	100%	75%
Constructora Hidroeléctrica La Yesca, S.A. de C.V.	Mexico	Construction	51%	51%
Constructora Internacional de Infraestructura, S.A. de C.V.	Mexico	Construction	100%	75%
Constructora ICA-Tecsa, S.A.	United States	Construction	99.38%	99.38%
Constructoras ICA Chile, S.A.	Chile	Construction	99.85%	99.85%
Constructoras ICA de Guatemala, S.A.	Guatemala	Construction	100%	100%
Desarrolladora de Proyectos Hidroeléctricos, S.A. de C.V.	Mexico	Construction	100%	100%
Desarrolladora Mexicana de Huites, S.A. de C.V.	Mexico	Construction	60%	60%
ICA Construcción Civil de Venezuela, S.A.	Venezuela	Construction	100%	100%
ICA Construcción Civil, S.A. de C.V.	Mexico	Construction	100%	100%
ICA Construction Corporation (M) Sdn Bhd	United States	Construction	100%	100%
ICA Internacional Perú, S.A.	Peru	Holding of shares	100%	0%
ICA de Puerto Rico INC.	Puerto Rico	Holding of shares	100%	100%
ICA—Miramar Corporation	Puerto Rico	Construction	100%	100%
ICA—Miramar Metro San Juan Corp.	Puerto Rico	Construction	100%	100%
ICA Promotora de Construcción Urbana, S.A. de C.V.	Mexico	Construction	100%	100%
ICAPEV, C. A.	Venezuela	Construction	100%	75%
ICA Venezuela, C.A.	Venezuela	Construction	100%	100%
Icaprin Servicios, S.A. de C.V.	Mexico	Corporate services	100%	100%
Ingenieros Civiles Asociados, S. A. de C. V. (“ICASA”)(Oficina Matriz)	Mexico	Construction	100%	100%
Ingenieros Civiles Asociados México, S.A.	Colombia	Construction	100%	100%
Ingenieros Civiles Asociados Panamá, S.A.	Panama	Construction	100%	100%
Recursos Técnicos y de Administración La Yesca, S.A. de C.V.	Mexico	Corporate services	100%	100%
San Martín Contratistas Generales, S.A.	Peru	Mining and construction services	51%	0%
CORPORATE
Autopistas Concesionadas de Venezuela, S.A.	Venezuela	Infraestructure operation	100%	100%
Compañía Integradora Mercantil Agrícola, S.A. de C.V.	Mexico	Commodity trading, especially grains	100%	100%
Construexport, S.A. de C.V.	Mexico	Corporate services	99.73%	99.73%
Ica Reinsurance, A.G.	Switzerland	Insurance	100%	100%
Maxipistas de Venezuela, C.A.	Venezuela	Infraestructure operation	75%	75%
BUSINESS DEVELOPMENT
ICA Construction Corporation	Estados Unidos	Holding of shares	100%	100%
Icador, S.A.	Ecuador	Construction	100%	100%
ICA Costa Rica, S.A.	Costa Rica	Construction	100%	100%
Icatech Services Corporation	Estados Unidos	Holding of shares	100%	100%
ICA REAL ESTATE
Promotora e Inversora Adisa, S.A. de C.V.	Mexico	Real state construction	100%	100%

			Ownership Percentage
Controlled entity	Country	Activity	2012	2011
ICA SERVICES
Asesoría Técnica y Gestión Administrativa, S.A. de C.V.	Mexico	Corporate services	100%	100%
Grupo ICA, S.A. de C.V.	Mexico	Corporate services	100%	100%
ICA Desarrolladora de Recursos Gerenciales y Directivos, S.A. de C.V.	Mexico	Services	100%	100%
ICA Propiedades Inmuebles, S.A. de C.V.	Mexico	Corporate services	100%	100%
ICA Risk Management Solutions Agente de Seguros y Fianzas, S.A. de C.V.	Mexico	Corporate services	100%	100%
ICA Servicios de Dirección Corporativa, S.A. de C.V.	Mexico	Corporate services	100%	100%
INFRAESTRUCTURE
Autopista del Occidente S.A. de C.V.	Mexico	Infraestructure operation	100%	100%
Autovía Mitla—Tehuantepec, S.A. de C.V.	Mexico	Infraestructure operation	60%	60%
Autovía Paradores y Servicios, S.A. de C.V.	Mexico	Infraestructure operation	100%	98%
Autovía Querétaro, S.A. de C.V.	Mexico	Infraestructure operation	100%	100%
Caminos y Carreteras del Mayab, S.A.P.I. de C.V.	Mexico	Infraestructure operation	100%	100%
Desarrollo, Infraestructura y Operación, S.A.P.I. de C.V.	Mexico	Infraestructure operation	100%	100%
Concesionaria de Ejes Terrestres de Coahuila, S.A. de C.V.	Mexico	Infraestructure operation	76.36%	76.36%
Consorcio del Mayab, S.A. de C.V.	Mexico	Construction, operation and maintenance of roads	100%	100%
Compañía Insular Americana, S.A.	Panama	Real estate	100%	0%
Convías de Morelos, S.A. de C.V.	Mexico	Infraestructure operation	100%	100%
Desarrolladora de Infraestructura Puerto Escondido S.A. de C.V. (formerly Concesionaria OMEGA S.A. de C.V.)	Mexico	Infraestructure operation	100%	0%
Desarrolladora de Proyectos de Infraestructura, S.A. de C.V.	Mexico	Infraestructure operation	100%	100%
Fideicomiso 21935 Autopista Kantunil Cancún	Mexico	Infraestructure operation	100%	100%
ICA Infraestructura, S.A. de C.V.	Mexico	Infraestructure operation	95%	95%
ICA San Luis, S.A. de C.V.	Mexico	Infraestructure operation	100%	100%
Libramiento ICA La Piedad, S.A. de C.V.	Mexico	Infraestructure operation	100%	100%
Maxipista de Panamá, S.A.	Panama	Infraestructure operation	100%	100%
Operadora Autopista Río de los Remedios S.A.P.I. de C.V.	Mexico	Infraestructure operation	100%	50%
Operadora Carretera de Mitla, S.A. de C.V.	Mexico	Infraestructure operation	60%	0%
Operadora de la Autopista del Occidente, S.A. de C.V.	Mexico	Infraestructure operation	98.78%	98.78%
Pápagos Servicios Para la Sociedad, S.A. de C.V.	Mexico	Infraestructure operation	100%	100%
PASARRE Servicios S.A de C.V.	Mexico	Infraestructure operation	100%	0%
Renova Atlatec, S.A. de C.V.	Mexico	Infraestructure operation	50%	50%
Sarre Infraestructura y Servicios, S.A. de C.V.	Mexico	Infraestructure operation	100%	100%
Sissa Coahuila, S.A. de C.V.	Mexico	Infraestructure operation	100%	100%
Túneles Concesionados de Acapulco, S.A. de C.V.	Mexico	Infraestructure operation	100%	100%
HOUSING
Arrendadora de Vivienda, S.A. de C.V.	Mexico	Housing	100%	100%
Centro Sur, S.A. de C.V.	Mexico	Construction of real estate	75%	75%
Grupo Punta Condesa, S.A. de C.V.	Mexico	Housing	100%	100%
Inmobiliaria Baja S.A. de C.V.	Mexico	Construction of real estate	100%	100%
Operadora de Marina PITCH S.A. de C.V.	Mexico	Real estate and tourism development	98%	0%
Promoción Inmobiliaria Turística Champotón, S.AP.I. de C.V.	Mexico	Real estate and tourism development	100%	100%
Promoción Turística Aak-Bal, S.A.P.I. de C.V.	Mexico	Real estate and tourism development	100%	100%
Viveflex, S.A. de C.V.	Mexico	Housing	50%	50%
Viveica, S.A. de C.V.	Mexico	Housing	100%	100%
Viveica Construcción y Desarrollo, S.A. de C.V.	Mexico	Housing	100%	100%

			Ownership Percentage
Joint Venture	Country	Activity	2012	2011
Construction
Administración y Servicios Atotonilco, S.A. de C.V.	Mexico	Operation of infraestructure	42.50%	42.50%
Consorcio PAC 4	Panama	Construction	43.00%	43.00%
Constructora de Infraestructura de Agua de Querétaro, S.A. de C.V.	Mexico	Operation of infraestructure	51.00%	51.00%
Constructora de Infraestructura de Aguas de Potosí, S.A. de C.V.	Mexico	Operation of infraestructure	51.00%	51.00%
Constructora Mexicana de Infraestructura Subterránea, S.A. de C.V.	Mexico	Operation of infraestructure	50.00%	50.00%
Constructora MT de Oaxaca, S.A. de C.V.	Mexico	Construction	60.00%	60.00%
Constructora Nuevo Necaxa—Tihuatlán, S.A. de C.V.	Mexico	Operation of infraestructure	60.00%	60.00%
FRAMEX	Spain	Holding of shares	50.00%	50.00%
Grupo Rodio Kronsa	Spain	Construction	50.00%	50.00%
Infraestructura y Saneamiento de Atotonilco, S.A. de C.V.	Mexico	Operation of infraestructure	42.50%	42.50%
Vía Rápida del Sur, S.A. de C.V.	Mexico	Operation of infraestructure	65.00%	65.00%
Industrial Construction		Construction and industry
Caribbean Thermal Electric, LLC	Dominican Republic	Construction and industry	51.00%	51.00%
Desarrolladora de Etileno S. de R.L. de C.V.	Mexico	Construction and industry	10.20%	0.00%
Dominican Republic Combined Cycle, LLC	Dominican Republic	Construction and industry	51.00%	51.00%
Etileno Contractors S. de R.L. de C.V.	Mexico	Construction and industry	51.00%	0.00%
Ethylene XXI Contractors, S.A.P.I de C.V.	Mexico	Construction and industry	10.20%	0.00%
Etileno XXI Services, B.V.	Holanda	Construction and industry	10.20%	0.00%
Industria del Hierro, S.A. de C.V.	Mexico	Construction and industry	51.00%	51.00%
ICA Fluor Daniel, S. de R.L. de C.V.	Mexico	Corporate services	51.00%	51.00%
ICA Fluor Operaciones, S.A. de C.V.	Mexico	Construction and industry	51.00%	51.00%
ICA Fluor Petroquímica, S.A. de C.V.	Mexico	Corporate services	51.00%	0.00%
ICA Fluor Servicios Operativos, S.A. de C.V.	Mexico	Corporate services	51.00%	51.00%
ICA Fluor Servicios Gerenciales, S.A. de C.V.	Mexico	Corporate services	51.00%	51.00%
IFD Servicios de Ingeniería, S.A. de C.V.	Mexico		51.00%	51.00%
Housing		Construction of real state
Los Portales, S.A.	Peru		50.00%	50.00%
Infraestructure		Operation of infraestructure
Aquos El Realito, S.A. de C.V.	Mexico	Operation of infraestructure	51.00%	51.00%
Autovía Necaxa—Tihuatlán, S.A. de C.V.	Mexico	Operation of infraestructure	50.00%	50.00%
Suministro de Agua de Querétaro, S.A. de C.V.	Mexico		42.39%	42.39%
Services		Systems development
Actica Sistemas, S. de R.L. de C.V.	Mexico	Services	50.00%	50.00%
C7AI Servicios Industriales Especializados, S.A. de C.V.	Mexico	Services	50.00%	50.00%