Form 20-F
period 2013-12-31
ICA CORP
filed 2014-04-30
CIK 885012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

victor.bravo@ica.mx

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by 610,011,256 the annual report: 610,011,256 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☑    No  ☐

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

(continued)

ii

PART I

Introduction

Empresas ICA, S.A.B. de C.V. is a corporation (sociedad anonima bursatil de capital variable) organized under the laws of the United Mexican States, or Mexico. Our principal executive offices are located at Blvd. Manuel Avila Camacho 36, Col. Lomas de Chapultepec, Del. Miguel Hidalgo, 11000, Mexico City, Mexico. Unless the context otherwise requires, the terms “us,” “we,” “our Company” and “ICA” as used in this annual report refer to Empresas ICA, S.A.B. de C.V. and its consolidated subsidiaries. The term “EMICA” as used in this annual report refers to Empresas ICA, S.A.B. de C.V. on a stand-alone basis. EMICA is a holding company that conducts all of its operations through subsidiaries that perform civil and industrial construction and engineering, engage in real estate, home development and mining services activities and operate infrastructure facilities, including airports, toll roads and water treatment systems. The references herein to segments or sectors are to combinations of various subsidiaries that have been grouped together for management or financial reporting purposes

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

We publish our consolidated financial statements in Mexican pesos. References in this annual report to “dollars,” “U.S.$” or “U.S. dollars” are to United States dollars. References to “Ps.” or “pesos” are to Mexican pesos. This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 13.06 to U.S.$ 1.00, the exchange rate determined by reference to the free market exchange rate as reported by Banco de Mexico, or Banxico, as of December 31, 2013.

The term “billion” as used in this annual report means 1,000 million. Certain amounts in this annual report may not sum due to rounding.

Financial Data

The following table presents our selected consolidated financial information for or as of each of the periods or dates indicated, and has been derived in part from our audited consolidated financial statements. This information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes to our consolidated financial statements. The consolidated financial statements of income and other comprehensive income for the years ended December 31, 2012, 2011 and 2010 have been adjusted to reflect (i) the reclassification of our affordable housing operations, which had been classified as discontinued operations, as a continuing operation reported in our Corporate and Other segment; (ii) the results of our social infrastructure projects, in which we agreed to sell 70% of our interest in January 2014, as a discontinued operation; and (iii) the impact of our adoption of two accounting standards issued by the IASB: (a) IFRS 11 (“Joint Arrangements”), pursuant to which the results of our joint ventures, which we previously accounted for using the proportional consolidation method of accounting, are now recognized using the equity method; and (b) amendments to IAS 19 “Employee Benefits”. See Notes 3b, 4 and 34 to our consolidated financial statements.

	As of and for the year ended December 31,
	2013	2013	2012	2011	2010
	(Millions of U.S. dollars)(1)	(Thousands of Mexican pesos, except share, per share and per ADS data)
Comprehensive Income Data:
Total revenues	2,262	29,556,198	38,122,121	34,258,849	28,229,235
Gross profit	466	6,083,386	4,923,899	5,281,040	3,958,119
General expenses	232	3,012,282	3,695,296	2,903,749	2,037,699
Other (income) expense, net (2)	(4)	(61,467)	(449,973)	(490,143)	38,188
Operating income	238	3,132,571	1,678,576	2,867,434	1,882,232
Financing cost, net	258	3,379,003	1,159,846	3,321,463	1,100,954
Share in results of joint ventures and associated companies	(27)	(350,198)	(409,051)	(286,033)	46,482
Income tax benefit (expenses)	(46)	(595,905)	(34,792)	(337,683)	102,840
Income from continuing operations	53	699,671	962,573	169,687	724,920
Income from discontinued operations, net	55	722,680	566,658	1,577,402	245,992
Consolidated net income for the year	108	1,422,351	1,529,231	1,747,089	970,912
Total other comprehensive income	49	641,451	(709,832)	636,483	(346,971)
Total comprehensive income	158	2,063,802	893,399	2,383,572	623,941
Consolidated net income attributable to noncontrolling interest	76	998,799	574,193	309,954	341,458
Consolidated net income attributable to controlling interest	32	423,552	955,038	1,437,135	629,454
Basic and diluted earnings per share of controlling interest from continuing operations	—	(0.49)	(0.64)	(0.22)	(0.592)
Basic and diluted earnings per share of controlling interest from discontinued operations	—	1.185	0.935	2.498	0.380
Basic and diluted earnings per share of controlling interest from consolidated net income(3)	—	0.695	1.575	2.275	0.971
Basic and diluted earnings per ADS of controlling interest from consolidated net income(3)	—	2.78	6.30	9.10	3.884
Weighted average shares outstanding (000s):
Basic and diluted(3)	—	609,690	606,233	631,588	648,183

Statement of Financial Position Data:
Total assets	7,770	101,507,144	98,269,924	90,548,366	65,995,942
Long-term debt(4)	2,206	28,815,544	36,161,067	26,727,486	23,627,569
Capital stock	644	8,407,533	8,370,958	8,334,043	8,950,798
Additional paid-in capital	547	7,140,502	7,043,377	7,091,318	7,085,535
Total stockholders’ equity	1,848	24,131,782	20,433,901	20,757,910	19,345,371

Other Data:
Capital expenditures	621	8,113,233	4,201,421	5,230,202	6,892,795
Depreciation and amortization	78	1,022,321	929,300	1,130,448	1,070,455

(1)	Except share, per share, and per ADS data. Amounts stated in U.S. dollars as of and for the year ended December 31, 2013 have been translated at a rate of Ps. 13.06 to U.S.$ 1.00 using the Banxico free market exchange rate on December 31, 2013.

(2)	For 2013, includes principally (i) Ps. 544 million for adjustments to contingent consideration for the acquisition of San Martin Contratistas Generales, S.A., or San Martin, (ii) Ps. 586 million in gain on sales of shares mainly related to Red de Carreteras de Occidente, S.A.B. de C.V., or RCO, and (iii) Ps. 12 million in gain on sales of property, plant and equipment. For 2012, includes principally (i) Ps. 436 million as a result of the revaluation of certain investment property, and (ii) Ps. 13 million in gain on sales of property, plant and equipment. For 2011, includes principally (i) Ps. 467 million in gain on sales of investments and (ii) Ps. 1 million in gain on sales of property, plant and equipment. For 2010, includes principally Ps. 9.7 million in gain on sale of investments related to Los Portales with the remainder related to the gain on sale in property, plant, and equipment.
(3)	Basic earnings per share and per ADS are based on the weighted average number of shares outstanding during each period and are calculated assuming a ratio of four shares per ADS. Diluted earnings (loss) per share and per ADS are calculated by giving effect to all potentially dilutive common shares outstanding during the period. The dilutive effect of our potential ordinary shares does not have a material effect on our determination of earnings per share; thus, diluted earnings per share approximates basic earnings per share for the years ended December 31, 2013, 2012, 2011 and 2010.
(4)	Excluding current portion of long-term debt and is presented net of commissions.

Exchange Rates

The following table sets forth, for the periods indicated, the high, low, average and period-end, free-market exchange rate between the peso and the U.S. dollar, expressed in pesos per U.S. dollar. The data provided in this table is based on noon buying rates published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. The average annual rates presented in the following table were calculated using the average of the exchange rates on the last day of each month during the relevant period. All amounts are stated in pesos. We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)
2009	15.41	12.63	13.06	13.58
2010	13.19	12.16	12.38	12.62
2011	14.25	11.51	13.95	12.43
2012	14.37	12.63	12.96	13.15
2013:	13.43	11.98	13.10	12.76
October	13.25	12.77	13.00	12.99
November	13.24	12.87	13.11	13.06
December	13.22	12.85	13.10	13.01
2014:
January	13.46	13.00	13.36	13.22
February	13.51	13.20	13.23	13.29
March	13.33	13.07	13.06	13.20
April (through April 25)	13.14	12.95	13.14	13.06

(1)	Average of month-end rates or daily rates, as applicable.
Source:	U.S. Federal Reserve Board.

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

On April 25, 2014, the exchange rate was Ps. 13.14 per U.S.$ 1.00, according to the U.S. Federal Reserve Board. The above rates may differ from the actual rates used in the preparation of the financial statements and the other financial information appearing in this Form 20-F.

For a discussion of the effects of fluctuations in the exchange rates between the Mexican peso and the U.S. dollar, see “Item 10. Additional Information—Exchange Controls.”

B. RISK FACTORS

Risks Related to Our Operations

Our performance is tied to Mexican public sector spending on infrastructure facilities.

Our performance historically has been tied to Mexican public sector spending on infrastructure facilities and to our ability to bid successfully for such contracts. Mexican public sector spending, in turn, generally has been dependent on the state of the Mexican economy. A decrease in public sector spending as a result of a deterioration of the Mexican economy, changes in Mexican governmental policy, or for other reasons can have an adverse effect on our financial condition and results of operations. Beginning in the second half of 2008 and due to the impact of the credit crisis and turmoil in the global financial system, the rate of awards of infrastructure projects in Mexico was slower than contemplated under the National Infrastructure Program, although we did see an increase in contracting in 2010 and 2011 for our company. Federal elections were held in Mexico on July 2, 2012. Enrique Peña Nieto of the political party known as the Partido Revolucionario Institucional, or PRI, obtained a plurality of the vote and assumed office on December 1, 2012. Although the PRI won a plurality of the seats in the Mexican Congress, no party succeeded in securing a majority in either chamber of the Mexican Congress. The absence of a clear majority by a single party is likely to continue at least until the Congressional election in 2015. In the period leading up to and following the change in presidential administration, the number of large public sector construction contracts the Mexican government offered for public bidding decreased. The rate of awards decreased in 2013 due to the change of administration as well as the new administration’s initial focus on structural reforms. Although we expect the rate of awards to begin to increase in 2014, we cannot provide any assurances that the rate of awards will increase. These and other delays, including delays in payment, can also result from any new administration at the federal, state or local level reviewing the terms of project contracts granted by the previous administration or pursuing different priorities than the previous administration. Additionally, the Mexican government may face budget deficits that prohibit it from funding proposed and existing projects or that cause it to exercise its right to terminate our contracts with little or no prior notice. We cannot provide any assurances that economic and political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operation. See “—Risks Related to Mexico and Other Markets in Which We Operate—Economic and political developments in Mexico could affect Mexican economic policy and adversely affect us.”

Competition from foreign and domestic construction companies may adversely affect our results of operations.

The market for construction services in Mexico is highly competitive. As a result of the integration of the Mexican economy into the global economy, we compete with foreign construction companies for most of the industrial and infrastructure projects on which we bid in Mexico and civil construction projects as well. We believe that competition from foreign companies has reduced and may continue to reduce the Mexican construction industry’s operating margins, including our own, as foreign competition has driven down pricing. Furthermore, our foreign competitors may have better access to capital and greater financial and other resources, which would afford them a competitive advantage in bidding for such projects.

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

Our outstanding consolidated indebtedness to banks, financial institutions and others, excluding Ps. 9,840 million of debt related to our social infrastructure projects, or the SPC projects, now classified as assets as held for sale and liabilities directly associated with assets classified as held for sale, was Ps. 38,572 million as of December 31, 2013. This indebtedness may constrain our ability to raise incremental financing or increase the cost at which we could raise any such financing and increase our annual interest expense. We cannot assure you that our business will generate cash in an amount sufficient to enable it to service its debt or to fund its other liquidity needs, which may adversely affect our overall performance. We may need to refinance all or a portion of our debt, on or before maturity. We cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms.

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

Under our accounting policies, we measure and recognize a large portion of our revenues and profits under the percentage-of-completion accounting methodology for construction contracts. This methodology allows us to recognize revenues and profits ratably over the life of a construction contract, without regard to the timing of receipt of cash payments, by comparing the amount of the costs incurred to date against the total amount of costs expected to be incurred. The effect of revisions to estimated costs, and thus revenues, is recorded when the amounts are known and can be reasonably estimated. These revisions can occur at any time and could be material, including under contracts like our construction contract for Line 12 of the Mexico City metro system. On a historical basis, we believe that we have made reasonably reliable estimates of the progress towards completion on our long-term contracts. However, given the uncertainties associated with these types of contracts and inherent in the nature of our industry, it is possible for actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded profits.

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

The global credit crisis and unfavorable general economic and market conditions may negatively affect our liquidity, business and results of operations, and may affect a portion of our client base, subcontractors and suppliers.

The effect of an economic crisis and related turmoil in the global financial system on the economies in which we operate, our clients, our subcontractors, our suppliers and us cannot be predicted. It could lead to reduced demand and lower prices for construction projects, air travel and our related businesses. See “—Our performance is tied to Mexican public sector spending on infrastructure facilities.” In response to market conditions, clients may choose to make fewer capital expenditures, to otherwise slow their spending on or cancel our services, to delay payments (which may in turn cause us to pay our providers more slowly) or to seek contract terms more favorable to them. Furthermore, any financial difficulties suffered by our subcontractors or suppliers could increase our costs or adversely impact project schedules.

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

In the past we experienced significant losses due to risks assumed by us in fixed price and not-to-exceed contracts, and we may face similar difficulties in the future. For example, a number of our construction contracts specify fixed prices for various raw materials and other inputs necessary for the construction business, including steel, asphalt, cement, construction aggregates, fuels and various metal products. Increased prices of these materials can negatively affect our results if we are unable to transfer the risk to the client. Under the terms of many of our fixed price contracts, we have been required to bear the cost of the increases in the cost of raw materials from the time we entered into the contracts, which has adversely affected our results of operations and liquidity. While we may enter into long term contracts with certain providers of cement and steel for the life of some of our larger projects, we have generally relied on purchases from various suppliers. Prices for various steel products increased significantly between 2003 and 2008, we believe due in part to a decrease in production because of the global financial crisis, but stabilized beginning in 2009 and continuing through 2013. Although we seek to negotiate for the recovery of the increase in the cost of raw materials in our contracts whenever possible, we cannot assure you that we will be successful in recovering any portion of these cost increases, which will negatively affect our operating margins.

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

Our backlog is subject to unexpected adjustments and cancellations and, therefore, may not be a reliable indicator of our future revenue or earnings.

Our backlog is not necessarily indicative of our future operating revenues or earnings related to the performance of the underlying work. Our backlog, which represents our expected revenues under signed contracts, is often subject to revision over time. We cannot guarantee that our backlog will be realized or profitable or that we will secure contracts equivalent in scope and duration to replace current backlog. Project cancellations, scope adjustments or deferrals may occur, from time to time, due to various factors including but not limited to commercial issues, regulatory requirements and adverse weather. Such developments could have a material adverse effect on our business and our profits. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Construction—Construction Backlog.”

Our increasing participation in projects and other operations, particularly including our participation in joint ventures and affiliates, outside Mexico involves greater and different risks than those typically faced in Mexican projects and could jeopardize our profits.

To date, our foreign projects and operations in Latin America and elsewhere have generated mixed results. We have experienced significant losses on projects in Latin America and elsewhere in the past. As a result of these losses, we have sought to be more selective in our involvement in international operations. However, there can be no assurance we will be successful in these efforts. Based on the number of international contracts currently in place and past experience as well as our increasing evaluation of new opportunities and new regions for expansion, there is a risk that future profits could be jeopardized.

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

We have entered into various types of hedges, including with respect to foreign currency exposure, and other trading derivative instruments for the terms of some of our credit facilities with the objective of reducing the uncertainties resulting from interest rate and exchange rate fluctuations. To date, our derivative financial instruments have had mixed results. Their marked-to-market valuation as of December 31, 2013 decreased our derivative liabilities by Ps. 131 million and increased our derivative assets by Ps. 280 million.

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

A substantial percentage of our cash and cash equivalents are held through less-than-wholly owned subsidiaries, or in reserves, that restrict our access to them.

As of December 31, 2013, we had total cash and cash equivalents of Ps. 5,417 million, of which Ps. 2,047 million was restricted, as compared to Ps. 2,453 million of restricted cash as of December 31, 2012. Restricted cash is presented as a separate line item in our statement of financial position. As of December 31, 2013, we held Ps. 1,957 million that represent 36.1% of our consolidated cash and cash equivalents (including restricted cash) through less-than-wholly owned subsidiaries (29% in the Airports segment and 5% in San Martin Contratistas Generales, S.A., or San Martin, our Peruvian construction business). Approximately Ps. 3,460 million, the remainder of our total cash and cash equivalents as of December 31, 2013, was held in our parent company EMICA or in other operating subsidiaries.

Some uses of cash and cash equivalents by certain of our less than wholly-owned subsidiaries require the consent of the other shareholders or partners, as applicable, of such subsidiary, which are Fomento de Construcciones y Contratas S.A. and Constructora Meco S.A. in the case of the Panama Canal (PAC-4) expansion project and the Domingo Diaz project in Panama. In the case of these entities, the consent of our partners or other shareholders is only required with respect to the use of cash and cash equivalents outside of normal budgeted operations. The budget for normal operations is set by the board of directors of each of these entities, which are comprised of equal numbers of members appointed by us and the other partner or shareholder. While the cash held in these entities is not designated for a specific use or set aside as a compensating balance, the requirements for its use could limit our access to liquid resources or limit us from freely deciding when to use cash and cash equivalents outside of normal operations. Additionally, a portion of our cash and cash equivalents are held in reserves established to secure financings. These resources form part of our restricted cash as presented in our statement of financial position. At December 31, 2013, Ps. 1,972 million, or 36%, of our cash and cash equivalents were held in reserves established to secure financings, including any related expenses, principally in connection with the following projects: the Acapulco Tunnel, the Kantunil–Cancun tollroad, and the La Piedad bypass. The reserve requirements of such financings could also limit our access to liquid resources and limit our ability to decide when to use our cash and cash equivalents.

A significant portion of our assets are pledged under financing arrangements.

Portions of our assets are pledged to a number of banks under credit arrangements, including: Banco Santander (Mexico), S.A. Institución de Banca Multiple, Grupo Financiero Santander; Banco Inbursa, S.A. Institución de Banca Multiple, Grupo Financiero Inbursa; BBVA Bancomer Institución de Banca Multiple, Grupo Financiero BBVA Bancomer; Banco Mercantil del Norte, S.A., Grupo Financiero Banorte; Banco Nacional de Mexico, S.A., Integrante del Grupo Financiero Banamex; Banco del Bajio, S.A.; Banco Nacional de Obras y Servicios Publicos, S.N.C.; Bancolombia, S.A.; Deutsche Bank AG, London Branch; Interamerican Credit Corporation; Sociedad Hipotecaria Federal; Banco Nacional de Comercio Exterior, S.N.C.; and Institución de Banca de Desarrollo. The assets we have pledged include: (i) construction machinery and equipment owned by Ingenieros Civiles Asociados, S.A. de C.V. (a construction subsidiary); (ii) real property of ViveICA under various bridge loan agreements to finance real estate development; (iii) collection rights over the tolls for the Kantunil—Cancun highway and the Acapulco Tunnel; (iv) our toll collection rights on the Mitla-Tehuantepec highway project in Oaxaca; (v) our collection rights from construction and non-penitentiary services under our two SPC contracts; (vi) certain of our shares with respect to such shares, in Aeroinvest S.A. de C.V., or Aeroinvest; and (vii) real property of our corporate campus to be constructed and developed in Mexico City. We generally pledge assets, such as collection or dividend rights, of each of our financed concession projects, including notably our shares of Autovia Necaxa-Tihuatlan, S.A. de C.V., or Auneti, our subsidiary that operates the Nuevo Necaxa-Tihuatlan highway, Aguas Tratadas del Valle de Mexico, S.A. de C.V., our subsidiary that operates the Atotonilco water treatment project, our shares of Autopista Naucalpan Ecatepec, S.A.P.I. de C.V., or ANESA, the contractor for the Rio de los Remedios-Ecatepec toll highway project, the collection rights of the Rio de Los Remedios project, our interest in Aquos El Realito, S.A. de C.V., our subsidiary that operates the El Realito aqueduct in San Luis Potosi, as well as our 50% interest in Los Portales S.A., or Los Portales, a real estate subsidiary located in Peru, as well and our shares in San Martin Contratistas Generales, S.A., or San Martin, a construction company also in Peru. In general, assets securing credit arrangements will remain pledged until the arrangements secured by these assets expire. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these banks and our ability to incur further debt (whether secured or unsecured) is limited.

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

We engage in engineering and construction activities for large facilities where design, construction or systems failures can result in substantial injury or damage to third parties or our clients and result in reputational damage to us. We have been and may in the future be named as a defendant in legal proceedings where third parties or our clients may make a claim for damages or other remedies with respect to our projects or other matters. These claims generally arise in the normal course of our business. We are currently involved in litigation related to alleged defects in construction of Line 12 of the Mexico City metro system.

See “Item 8. Financial Information—Legal and Administrative Proceedings—Line 12 of the Mexico City Metro.” When it is determined that we have a liability, we may not be covered by insurance or, if covered, the dollar amount of these liabilities may exceed our policy limits. In addition, even where insurance is maintained for such exposures, the policies have deductibles resulting in our assuming exposure for a layer of coverage with respect to any such claims. Any liability not covered by our insurance, in excess of our insurance limits or, if covered by insurance but subject to a high deductible, could result in a significant loss for us, which may reduce our profits and cash available for operations.

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

We are subject to Mexico’s anti-corruption laws and the U.S. Foreign Corrupt Practices Act. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition.

We are subject to Mexican and international anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and anyone acting on their behalf from offering or making improper payments or providing benefits to government officials for the purpose of obtaining or keeping business. Transparency International, an international organization that reviews potential governmental and institutional corruption, has rated the construction industry and many of the countries in which we operate poorly in terms of corruption risk. As part of our construction business, we often bid for projects run by or related to government-owned enterprises or government ministries, departments and agencies, or require governmental authorizations to perform work. We are thus in frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations.

We maintain policies and procedures that require our employees to comply with anti-corruption laws, including the FCPA, and our corporate standards of ethical conduct. However, we cannot ensure that these policies and procedures will always protect us from intentional, reckless or negligent acts committed by our employees or agents. If we are not in compliance with the FCPA and other applicable anti-corruption laws, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition, and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S. or other governmental authorities, including Mexican authorities, could adversely impact our reputation, cause us to lose or become disqualified from bids, and lead to other adverse impacts on our business, financial condition and results of operations.

Our business may evolve through foreign or domestic mergers, acquisitions or divestitures which may pose risks or challenges.

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

The success of our strategic alliances depends on the satisfactory performance by our alliance partners of their joint venture obligations. The failure of our alliance partners to perform their joint venture obligations could impose on us additional financial and performance obligations that could result in reduced profits or, in some cases, significant losses for us with respect to the alliance.

We enter into various joint ventures, associations and other strategic alliances and collaborations as part of our engineering, procurement, construction and infrastructure businesses, including ICA Fluor, Rodio Kronsa, Los Portales, and Actica Sistemas S. de R.L. de C.V., or Actica, as well as project-specific joint ventures, including the Eastern Discharge Tunnel and the Atotonilco water treatment project. The success of these and other joint ventures depends, in part, on the satisfactory performance by our joint venture partners of their joint venture obligations. If our joint venture partners fail to satisfactorily perform their joint venture obligations as a result of financial or other difficulties, the joint venture may be unable to adequately perform or deliver its contracted services. Under these circumstances, we may be required to make additional investments and provide additional services to ensure the adequate performance and delivery of the contracted services. These additional obligations could result in reduced profits or, in some cases, significant losses for us with respect to the joint venture. We cannot assure you that our business partnerships or joint ventures will be successful in the future.

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

In certain instances, we have guaranteed completion of a project by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. However, there is a risk that adherence to these guarantees may not be possible. Additionally, under certain Mexican laws, public officials may be held personally liable for decisions made in their professional capacities, and as a result officials who oversee our projects may not make decisions, such as executing change orders, required for progress of our projects. We are currently involved in litigation with the Mexico City government related to alleged defects in construction of Line 12 of the Mexico City metro system. See “Item 8. Financial Information—Legal and Administrative Proceedings—Line 12 of the Mexico City Metro.” The failure to meet any schedule or performance requirements for any reason could result in costs that exceed projected profit margins, including fixed-amount liquidated damages up to a certain percentage of the overall contract amount and/or guarantees for the entire contract amount. We cannot assure you that the financial penalties stemming from the failure to meet guaranteed acceptance dates or achievement of acceptance and performance testing levels would not have an adverse effect on our reputation, financial condition and results of operations.

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

We occasionally bring claims against project owners for additional costs that exceed the contract price or for amounts not included in the original contract price, including change orders. These types of claims occur due to matters such as owner-caused delays, increased unit prices or changes from the initial project scope that result, both directly and indirectly, in additional costs. Often, these claims can be the subject of lengthy arbitration, litigation or third-party expert proceedings, and it can be difficult to accurately predict when these claims will be fully resolved. When these types of events occur and unresolved claims are pending, we may invest significant working capital in projects to cover cost overruns pending the resolution of the relevant claims. With respect to change orders in particular, we may agree on the scope of work to be completed with a client without agreeing on the price, and in this case we may be required to use a third-party expert to set the price for the change order. We do not have control over such third-party experts and they may make price determinations that are unfavorable to us. As of December 31, 2013, we had Ps. 897 million of allowance for doubtful accounts related to contract and trade receivables, including an allowance for doubtful accounts in the Civil Construction segment related to the Line 12 of the Mexico City metro system project. See “Item 8. Financial Information—Legal and Administrative Proceedings—Line 12 of the Mexico City Metro.” A failure to promptly recover on these types of claims and change orders could have a material adverse effect on our liquidity and financial condition.

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

We operate 13 concessioned airports in Mexico through GACN. As of December 31, 2013, we controlled shares representing approximately 41.38% of GACN’s capital stock. Our interest in GACN exposes us to risks associated with airport operations.

In 2013, GACN represented 12% of our consolidated revenues and 37% of our operating income. GACN’s airport concessions from the Mexican government are essential to GACN’s contribution to revenues and operating income. Any adverse effect on GACN would have an adverse effect on our operating results.

Historically, a substantial majority of GACN’s revenues have been derived from aeronautical services, and GACN’s principal source of aeronautical services revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to GACN. In 2013, 2012 and 2011, passenger charges represented 54.2%, 55.8% and 54.4%, respectively, of GACN’s total revenues. GACN’s revenues are thus closely linked to passenger and cargo traffic volumes and the number of air traffic movements at its airports. These factors directly determine GACN’s revenues from aeronautical services and indirectly determine its revenues from non-aeronautical services. Passenger and cargo traffic volumes and air traffic movements depend in part on many factors beyond our control, including economic conditions in Mexico, the U.S. and the world, the political situation in Mexico and elsewhere in the world, high incidences of crime, particularly related to drug trafficking, throughout Mexico but especially in the northern cities, the attractiveness of GACN’s airports relative to that of other competing airports, fluctuations in petroleum prices (which can have a negative impact on traffic as a result of fuel surcharges or other measures adopted by airlines in response to increased fuel costs) and changes in regulatory policies applicable to the aviation industry. International conflicts and health epidemics, such as the Influenza A(H1N1) epidemic, have negatively affected the frequency and pattern of air travel worldwide. The future occurrence or worsening of any of such developments going forward would adversely affect GACN’s business, and in turn, our business. Any decreases in passenger and cargo traffic volumes and the number of air traffic movements to or from our airports as a result of these factors could adversely affect GACN’s business, results of operations, prospects and financial condition, thereby negatively affecting our overall results.

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

Because a substantial majority of GACN’s international flights involve travel to the U.S., it may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of Mexican aviation authorities. The International Civil Aviation Organization, an agency of the United Nations Organization, established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives; on March 29, 2013, the Mexican Bureau of Civil Aviation published similar guidelines. Security measures taken to comply with future security directives or in response to a terrorist attack or threat could reduce passenger capacity at GACN’s airports due to increased passenger screening and slower security checkpoints, as well as increase our operating costs, which would have an adverse effect on GACN’s business, results of operations, prospects and financial condition.

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

GACN operates its airports under concessions, the terms of which are regulated by the Mexican government. As with most airports in other countries, GACN’s aeronautical fees charged to airlines and passengers are regulated. In 2013, 2012 and 2011, approximately 66.4%, 67.8% and 67.0%, respectively, of GACN’s total revenues were earned from aeronautical services, which are subject to price regulation under its maximum rates. These regulations may limit GACN’s flexibility in operating its aeronautical activities, which could have a material adverse effect on its business, results of operations, prospects or financial condition. In addition, several of the regulations applicable to GACN’s operations and that affect its profitability are authorized (as in the case of its master development programs) or established (as in the case of its maximum rates) by the Ministry of Communications and Transportation for five-year terms. We generally do not have the ability to unilaterally change GACN’s obligations (such as the investment obligations under its master development programs or the obligation under its concessions to provide a public service) or increase its maximum rates applicable under those regulations should passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, we cannot assure you that this price regulation system will not be amended in a manner that would cause additional sources of GACN’s revenues to be regulated, which could limit GACN’s flexibility in setting prices for additional sources of revenues that are not currently subject to any restriction.

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

Additionally, the Ministry of Communications and Transportation has announced that it intends to establish a new, independent regulatory agency, the Federal Agency of Civil Aviation, that is expected to serve a role similar to that of the Mexican Bureau of Civil Aviation (Dirección General de Aeronáutica Civil) of establishing, coordinating, overseeing and controlling international and national air transportation, as well as overseeing the airports, complementary services and generally all activities related to civil aviation. We cannot predict whether or when this new agency will be organized, the scope of its authority, the actions that it will take in the future or the effect of any such actions on our business.

The Mexican government could grant new concessions that compete with our airports and could have an adverse effect on our revenues.

The Mexican government could grant additional concessions to operate existing government managed airports or authorize the construction of new airports, which could compete directly with our airports. Any competition from other such airports could have a material adverse effect on GACN’s business and results of operations. Under certain circumstances, the grant of a concession for a new or existing airport must be made pursuant to a public bidding process. In the event that a competing concession is offered in a public bidding process, we cannot assure you that we would participate in such process, or that we would be successful if we did participate.

Our operations depend on certain key airline customers, and the loss of or suspension of operations of one or more of them could result in a loss of a significant amount of our revenues.

Of the total aeronautical revenues generated at GACN’s airports in 2013, Aerovias de Mexico, S.A. de C.V., or Aeromexico, and its affiliates accounted for 31.5%, VivaAerobus represented 17.7% and Interjet represented 15.9%. In recent years, discount carriers, charter carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market. In 2013, passengers traveling on discount, charter and low-cost carriers, such as VivaAerobus, Interjet and Volaris accounted for approximately 51.9% of GACN’s commercial aviation passenger traffic.

Grupo Mexicana, which comprises Mexicana de Aviacion, ClickMexicana, and MexicanaLink, operated 24 routes at 12 of GACN’s 13 airports in July 2010, prior to the bankruptcy filing by Mexicana de Aviacion. On August 3, 2010, Mexicana de Aviacion announced that it filed for bankruptcy protection (concurso mercantil) before the 11th Federal District Court in Mexico City and that it also sought bankruptcy protection in the United States. On August 27, 2010, Grupo Mexicana announced the indefinite suspension of operations of Mexicana de Aviacion, ClickMexicana and MexicanaLink. During the first six months of 2010, Grupo Mexicana generated 16.6% of GACN’s total passenger traffic, of which 7.6% was accounted for solely by Mexicana de Aviacion. Grupo Mexicana generated 17.3% of GACN’s domestic passenger traffic, including 7.2% from Mexicana de Aviacion. In terms of international traffic, Grupo Mexicana generated 13.1% of GACN’s traffic, of which Mexicana de Aviacion accounted for 9.3%. Grupo Mexicana generated 12.2% of GACN’s revenues during the first six months of 2010, of which Mexicana de Aviacion accounted for 5.9%.

As of April 15, 2014, the total amount owed to us by Grupo Mexicana amounted to approximately Ps. 146 million, which has been fully reserved since 2010. We have not charged any further amount or generated any interest on the amount owed ever since. In subsequent bankruptcy proceedings, Mexican courts have ordered the separation of a total of approximately Ps. 133 million in passenger charges in our favor from the bankruptcy proceedings of Mexicana de Aviacion, ClickMexicana and MexicanaLink and ordered the airlines to pay us or to declare it legally impossible to execute the payment. On April 4, 2014, a federal judge declared Grupo Mexicana bankrupt. Grupo Mexicana will have to sell its remaining assets and pay creditors with the proceeds from such sale. The union representing Grupo Mexicana flight attendants has declared that it will appeal the decision. To date, we have not received any portion of the amount due to us. There can be no assurance that these amounts will be recovered from Grupo Mexicana, representing a cash flow risk.

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

In addition, Mexican law prohibits an international airline from transporting passengers from one Mexican location to another (unless the flight originated outside Mexico), which limits the number of airlines providing domestic service in Mexico. Accordingly, GACN expects to continue to generate a significant portion of its revenues from domestic travel from a limited number of airlines.

Due to increased competition, higher fuel prices and the general decrease in demand consequent to the global volatility in the financial and exchange markets and economic crisis, many airlines are operating in adverse conditions. Further increases in fuel prices or other adverse economic developments could cause one or more of GACN’s principal carriers to become insolvent, cancel routes, suspend operations or file for bankruptcy. All such events could have a material adverse effect on GACN’s results of operations.

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

Risks Related to Mexico and Other Markets in Which We Operate

Adverse economic conditions in Mexico may adversely affect our business, financial condition or results of operations.

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

Mexico experienced a period of slow growth from 2001 through 2003, primarily as a result of the downturn in the U.S. economy. In 2007, GDP grew by approximately 3.3% and inflation declined to 3.8%. In 2008, GDP grew by approximately 1.8% and inflation reached 6.5%. Mexico entered into a recession beginning in the fourth quarter of 2008, and in 2009 GDP fell by approximately 6.5% and inflation was 3.6%. In 2010, GDP grew 5.5% and inflation reached 4.4%. In 2011, GDP grew by 3.9% and inflation declined to 3.8%. In 2012, GDP grew by 3.9% and inflation decreased to 3.6%. In 2013, GDP growth fell to 1.1% and inflation reached 3.97%.

Mexico also has, and is expected to continue to have, high real and nominal interest rates as compared to the United States. The annualized interest rates on 28-day Cetes averaged approximately 5.4%, 4.4%, 4.2%, 4.2% and 3.7 % for 2009, 2010, 2011, 2012 and 2013 respectively. As of December 31, 2013, 57 % of our debt is denominated in Mexican pesos, and we may continue to incur peso-denominated debt for our projects in Mexico for which the source of repayment of financing is in Mexican pesos. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

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

After depreciating substantially against the U.S. dollar in 2008 and 2009, the Mexican peso stabilized and partially recovered in 2010, when the noon buying rate was Ps. 12.30 per U.S.$ 1.00 on March 31, 2010 and Ps. 12.38 per U.S.$ 1.00 on December 31, 2010. In 2011, there was a significant depreciation in the Mexican peso against the U.S. dollar, and the noon buying rate increased to Ps. 13.95 on December 30, 2011, representing a depreciation of approximately 13%. The Mexican peso has since partially recovered, and the noon buying rate was Ps. 13.14 per U.S.$ 1.00 on April 25, 2014. Fixed price and not-to-exceed contracts require us to bear the risk of fluctuation in the exchange rate between the Mexican peso and other currencies in which our contracts, such as financing agreements, are denominated or which we may use for purchases of supplies, machinery or raw materials, day-to-day expenses or other inputs. A severe devaluation or depreciation of the Mexican peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated indebtedness or obligations in other currencies. While the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange control policies in the future. We cannot assure you that the Mexican Central Bank will maintain its current policy with respect to the peso. Currency fluctuations may have an adverse effect on our financial condition, results of operations and cash flows in future periods. Such effects include foreign exchange gains and losses on assets and liabilities denominated in U.S. dollars, fair value gains and losses on derivative financial instruments, and changes in interest income and interest expense. These effects can be more volatile than our operating performance and our cash flows from operations. See “—Risks Related to Our Operations—Our hedging contracts may not effectively protect us from financial market risks and may negatively affect our cash flow.”

Economic and political developments in Mexico could affect Mexican economic policy and adversely affect us.

Mexican governmental actions concerning the economy and state-owned enterprises could have a significant effect on Mexican private sector entities in general, and us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities. In the past, economic and other reforms have not been enacted due to legislative gridlock. Because no single party obtained a clear majority in the July 1, 2012 congressional election, governmental gridlock and political uncertainty may continue.

In 2012, Mexico passed a new labor law for the first time since 1991, which resulted in certain important changes, including the creation of new models for contracting employees and new protections on part time wages, revisions to currently existing profit sharing rules and an expansion of justifiable reasons for terminating employees for cause, including for sexual harassment and other abuses. Historically, the Mexican congress has modified tax laws more frequently than other areas of the law. In December 2013, reforms to the Mexican Income Tax Law were approved for fiscal year 2014, resulting in several changes, including the elimination of the Mexican business flat tax (Impuesto Empresarial a la Tasa Unica or IETU) and the consolidation regime. See “Item 5. Operating and Financial Review and Prospects—Tax.”

In July 2013, the Federal Law for the Prevention and Identification of Transactions with Proceeds of Illicit Origin was enacted as part of the Mexican government’s strategies to combat criminal organizations and activity, including money laundering.

The law incorporates recommendations by the Financial Action Task Force on the prevention of money laundering and terrorism financing. Effective November 2013, certain of our subsidiaries, including our newly created subsidiary ICA Planeación y Financiamiento, S.A. de C.V., SOFOM E.N.R., or ICAPLAN, are subject to additional reporting and other procedural requirements to comply with the law and implementing regulations, in particular with regard to our operations related to intercompany loans, real estate sales, and real estate leasing.

Compliance with these regulations may be burdensome and could result in increased costs. Additionally, if as a result of the more stringent requirements under the new law we are associated with, or accused of being associated with, or become a party to, money laundering and/or terrorism financing, then our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement, any one of which could have a material adverse effect on our operating results, financial condition and prospects.

The timing and scope of modifications such as the above are unpredictable, which can adversely affect our ability to manage our tax or other planning and, as a result, negatively affect our business, financial condition and results of operation.

Security risks may negatively affect our business, specifically with regards to our user-number based projects located in regions with increased security risk.

We have projects located in regions with recently increased security risks that may affect the revenues of projects based on number of users, such as our toll road, tunnel and airport concessions.

Additionally, home sales in our low-income housing division depend substantially on purchasers’ access to credit through the Institution for Worker’s Housing (Instituto del Fondo Nacional de la Vivienda para los Trabajadores, or Infonavit), a public funding agency. An increase in drug-related offenses and other crime has led to higher vacancy rates in housing developments in the northern border states of Mexico. As a result, it is possible that Infonavit may restrict grants or disbursements of housing credit in northern cities.

Developments in other countries could adversely affect the Mexican economy, our business, financial condition or results of operations and the market value of our securities.

The Mexican economy, the business, financial condition or results of operations of Mexican companies and the market value of securities of Mexican companies may be, to varying degrees, affected by economic, geopolitical and market conditions in other countries. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. In recent years, economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of NAFTA and increased economic activity between the two countries. In the second half of 2008, the prices of both Mexican debt and equity securities decreased substantially as a result of the prolonged decrease in the United States securities markets. This general correlation continued in 2011, 2012 and 2013 even as both securities markets trended upward. Adverse economic conditions in the United States, the termination of NAFTA or other related events or geopolitical events with global repercussions could have a material adverse effect on the Mexican economy. The Mexican debt and equities markets also have been adversely affected by ongoing developments in the global credit markets. We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not materially adversely affect our business, financial condition or results of operations.

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

As of December 31, 2013, the total beneficial shareholding of our directors and executive officers (including shares held in a management trust) was approximately 63,186,084 or 10.4%, of our outstanding shares. This total included shares beneficially owned by the Chairman of our Board of Directors, Bernardo Quintana Isaac, or his family, including Alonso Quintana (our Chief Executive Officer, and a member of our Board of Directors), Diego Quintana (responsible for investments in our industrial construction operations and all partnerships, member of our Board of Directors and Chairman of GACN’s Board of Directors), and Rodrigo Quintana (our General Counsel), comprising approximately 6.5% of our outstanding shares. Additionally, the management trust held 23,319,562 or 3.8%, of our outstanding shares (including 1.0% shares included in the total of beneficial ownership by the Quintana family). Another trust controlled by our management, the foundation trust, held 8,336,440 or 1.4%, of our shares. See “Item 6. Directors and Senior Management—Share Ownership,” “—Compensation—Management Bonuses” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

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

C. FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. This annual report contains forward-looking statements. Examples of such forward-looking statements include:

•

projections of operating revenues, net income (loss), earnings per share, capital expenditures, dividends, cash flow, capital structure or other financial items or ratios, taxes and projections related to our business and results of operation;

•

statements of our plans, objectives or goals, including those related to anticipated trends, competition, regulation, financing, key management personnel, subsidiaries and subcontractors, government housing policy and rates;

•	statements about anticipated changes to our accounting policies;

•	statements about exchange controls and fluctuations in interest rates;

•	statements about our future performance or economic conditions in Mexico (including any depreciation or appreciation of the peso) or other countries in which we operate;

•	statements about anticipated political events in Mexico;

•	statements about changes in Mexican federal government policies, legislation or regulation; and

•	statements of assumptions underlying such statements.

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

Since 1947, we have expanded and diversified our construction and related businesses. In the past, our business strategy had been to strengthen and expand our core construction business, while diversifying our sources of revenue. The Mexican economic crisis triggered by the peso devaluation in 1994 led us to seek new growth opportunities in related businesses in Mexico and in construction businesses outside of Mexico, notably Latin America. After a protracted construction crisis in Mexico, in 1999 we started our non-core divestment program, under which we sold non-core assets, and used the proceeds from such sales to pay corporate debt. We concluded that non-core divestment program in 2006. Subsequently, we redefined our business focus to emphasize our construction business, which in 2013, 2012 and 2011 accounted for approximately 74%, 80% and 79%, respectively, of our revenues. We are active in every stage of the infrastructure development cycle, from engineering and financing to construction and operation. Recently, we have strategically divested certain assets that are in the operational stage, such as concessions. We expect to continue to undertake divestments in the short term in order to reinvest capital in new projects and pay down certain indebtedness. In the medium term, we plan to maintain an actively managed portfolio of investments in infrastructure and other projects, some of which will be held to maturity and others will be divested prior to maturity based on market developments.

We have also increased our participation in construction-related businesses both in Mexico and in foreign markets, such as infrastructure operations and, as of 2012, mining services, as part of our strategy to minimize the effect of business and macroeconomic cycles in the construction industry. The strategy to pursue projects in foreign markets will continue to be an ongoing practice in future years.

Capital Spending

Our capital spending program is focused on the acquisition, upgrading and replacement of property, plant and equipment as well as investments in infrastructure concessions required for our projects.

The following table sets forth our capital spending for each year in the three-year period ended December 31, 2013. Capital spending in the following table includes amounts invested for property, plant and equipment as well as for acquisitions of real estate inventories. Acquisitions of real estate inventories are included in operating activities in our consolidated statements of cash flows, for which reason the table below does not represent capital expenditures as reported in our consolidated statements of cash flows.

	Year Ended December 31,
	2013		2013	2012	2011
	(Millions of U.S. dollars)		(Millions of Mexican pesos)
Civil Construction	U.S.$	37	Ps. 487	Ps. 594	Ps. 834
Airports		37	489	199	387
Concessions		449	5,861	1,492	1,217
Corporate and Other		98	1,276	1,916	2,792

Total	U.S.$	621	Ps. 8,113	Ps. 4,201	Ps. 5,230

Aggregate capital spending increased 93% in 2013 as compared to 2012. The increase in aggregate capital spending in 2013 primarily reflected increased spending in our Concession and Airports segments. The increased spending in our Concession segment was primarily due to investments in the Palmillas – Apaseo El Grande tollroad, the Barranca Larga–Ventanilla concession, and the Kantunill-Cancun highway. In our Airport segment the increase in spending primarily resulted from the acquisition of new airport machinery, terminals, paved surface, equipment, land, baggage screening systems, and other expenditures related to infrastructure in the amount of Ps. 397 million.

Our principal capital expenditures currently in progress include Ps. 5,861 million in investments in our Concessions segment. Most of our principal expenditures are in Mexico and funded through third party financings, including proceeds from our 2011 and 2012 notes offerings and our 2009 equity offering. Third party financing, other than our 2011 and 2012 senior notes offerings and 2009 equity offering, is typically structured through project finance vehicles and, to a lesser extent, through corporate term loan financing.

On May 24, 2012, we entered into an agreement to acquire a 51% share in Peru’s leading mining sector construction company, San Martin. The purchase price of the acquisition was determined by using a complex earn out formula, which includes San Martin’s EBITDA from 2012 through 2014 as one of the factors. The purchase price is payable over a five year period and could range from U.S.$ 18 million, including the initial payment and the payment to be made at the end of the earn out period, to U.S.$ 123 million. The estimated range is between U.S.$ 80 and U.S.$ 110 million, based on our reasonable projections of our future performance. In 2013, we paid Ps. 84 million under the earn out formula.

Divestitures

On December 3, 2012, we announced that we signed an agreement with Servicios Corporativos Javer S.A.P.I. de C.V., or Javer, for Javer to acquire the assets and operating liabilities related to 20 affordable housing development projects being developed through our ViveICA subsidiary for a purchase price of approximately U.S.$ 110 million. As of December 31, 2012, these housing assets and liabilities were classified as held for sale, valued at their fair value, in our consolidated statement of financial position. Their results of operations were classified as discontinued operations. Subsequently, on May 31, 2013, we and Javer announced that we had terminated the agreement due to a failure to reach agreement on the conditions for closing. As of December 31, 2013, these housing results were re-classified from discontinued to continuing operations. In our consolidated statement of financial position, these assets and liabilities are no longer classified as available for sale and we include the results of operations in our Corporate and Other segment.

In January 2014, we announced that we had signed an agreement with CGL Management Group, LLC, or CGL, a subsidiary of the Hunt Corporation, to form a joint venture for managing and developing additional social infrastructure facilities in Mexico. Under the agreement, we will sell to CGL a 70% equity interest in the holding company of our two SPC contracts to provide future ongoing non-penitentiary services at the federal detention centers in Sonora and Guanajuato for a purchase price of approximately U.S.$ 116 million. We had previously held two contracts to build and operate the two federal penitentiaries, for which construction was completed in 2012. We will retain a 30% interest in the contracts and expect to cease consolidating the two services provider companies after closing. The transaction is expected to close in the second quarter of 2014 upon receipt of all required consents. This transaction complies with the held for sale and discontinued operation criteria as of December 31, 2013 for which reason the related assets and liabilities have been presented as assets held for sale and liabilities directly associated with assets held for sale in our consolidated statement of financial position as of December 31, 2013 and the results of their operations are presented as discontinued operations in our consolidated statements of income and other income for the years ended December 31, 2013, 2012 and 2011. See Note 34 to our consolidated financial statements.

On July 12, 2013, our subsidiary Aeroinvest, which held approximately 41.38% of the outstanding capital stock of GACN, sold approximately 17.25% of the capital stock, or 69 million shares, of GACN in an underwritten global public offering at a price of Ps. 40.00 per Series B share and U.S.$24.76 per ADS. The aggregate sale price was approximately Ps. 2,760 million. As a result, Aeroinvest currently directly retains 98,702,700 shares or 24.7% of the outstanding capital stock of GACN.

In August 2013, we completed the sale of our 18.7% stake in Red de Carreteras de Occidente, S.A.B. de C.V., or RCO, the concessionaire for approximately 760 kilometers of highways in Mexico, to funds managed by Goldman Sachs for approximately Ps. 5,073 million. The gain on sale in this investment was Ps. 491 million.

In the fourth quarter of 2013, we completed the sale of our Ciudad Acuña water treatment plant to Suministros Termoelectronicos, S.A. de C.V. and Promotora ELJA, S.A. de C.V. for a purchase price of approximately Ps. 145 million. We will no longer operate and maintain this water treatment plant.

In December 2013, we entered into an agreement with Promotora del Desarrollo de America Latina, S.A. de C.V., for the sale of our interest in the Atotonilco water treatment plant concession. This transaction is expected to close in the second quarter of 2014 for a purchase price of approximately Ps. 38 million.

In December 2013, we completed the sale of our interest in the Panamanian company Compania Insular Americana, S.A., a company created to perform the real estate development of previously existing fill-in rights from our prior Corredor Sur concession, to Ocean Reef Islands Inc. for a purchase price of Ps. 225 million.

On March 31, 2014, we completed the sale to Promotora del Desarrollo de America Latina, S.A. de C.V. of our interest in the concession for the Autovia Urbana Sur expressway for a purchase price of approximately U.S.$ 77 million. We will no longer operate and maintain this expressway. See Note 34 to our consolidated financial statements.

The divestitures of RCO, Ciudad Acuña, Atotonilco, Compania Insular Americana, S.A. and Autovia Urbana Sur do not meet the criteria for assets held for sale or discontinued operations; the sales of those projects are or are expected to be accounted for as divestitures of assets.

Public Sector Spending and the Mexican Economy

Our performance and results of operations historically have been tied to Mexican public sector spending on infrastructure and industrial facilities. Mexican public sector spending, in turn, has generally been dependent on the state of the Mexican economy and accordingly has varied significantly in the past. Mexico’s gross domestic product fell by approximately 6.5% in 2009 and grew 5.5% in 2010. In both 2011 and 2012, GDP grew by 3.9%, and in 2013, GDP growth fell to 1.1%. The average interest rates on 28-day Mexican treasury notes were 3.7% in 2013, 4.2% in 2012, and 4.2% in 2011. Inflation was 3.9% in 2013, 3.6% in 2012 and 3.8% in 2011.

According to the INEGI, GDP of the Mexican construction sector, in real terms as compared to the prior year, decreased 4.5 % in 2013, decreased 3.3% in 2012 and increased 4.6% in 2011, and represented 7.4%, 7.8% and 7.9% of Mexico’s total gross domestic product in those years, respectively. According to data published by the Mexican Ministry of Finance and Public Credit, the average annual budgetary investment in infrastructure was 7.2% of GDP during 2013, and 5.5% during the period between 2008 and 2012.

In 2007, former President Felipe Calderon unveiled his National Infrastructure Program for 2007 to 2012, which was designed to expand Mexico’s infrastructure, accelerate Mexico’s economic growth and make the Mexican economy more internationally competitive.

In February 2008, the Federal Government announced the creation of the National Infrastructure Fund (Fondo Nacional de Infraestructura) within the National Public Works and Services Bank (Banco Nacional de Obras y Servicios Publicios, S.N.C., or Banobras). The government stated that it intended to use the National Fund for Infrastructure to counteract effects of the credit crisis and related turmoil in the global financial system by providing financing, including guarantees, for important projects. The initial funding of Ps. 44 billion for the National Fund for Infrastructure came from the privatization of the first package of tollroads offered by the Fideicomiso de Apoyo y Rescate de Autopistas Concesionadas, or FARAC, in 2007. In 2012, Banobras extended a historic record volume of credit totaling Ps. 67.5 billion under this program, almost 20% higher than the credit granted in 2011. In December 2013, Banobras announced that the investments made throughout the year represented 87% progress on the national plan investment goal, which was set at Ps. 1 billion for 2013 by Mexican President Enrique Peña Nieto. Although the progress of the National Infrastructure Program has not been as rapid as originally announced, particularly in the areas of energy, ports, and railways, we have seen the rate of awards increase in water treatment and water supply and continued progress in highways. One of the beneficiaries of the National Fund for Infrastructure lending from Banobras development bank is our Barranca Larga-Ventanilla project, which in November 2012 was the recipient of a Ps. 1,213 million loan under this program.

In June 2013, Mexican President Enrique Peña Nieto announced the National Development Plan for the period 2013 to 2018. The new program contemplates investments of approximately U.S.$ 415 billion, representing 5.7% of Mexico’s gross domestic product, in over 1,000 projects in the transportation, water management, energy and urban development sectors. The majority of the budget (approximately 64%) is expected to be allocated to the energy sector, and investment in highways is expected to represent approximately U.S.$ 17 billion, or 4.1% of the proposed new program. The program is expected to generate 3.9 million jobs and to contribute to Mexico’s economic development.

In December 2013, the Mexican government enacted constitutional amendments designed to reform Mexico’s energy industry in order to allow greater economic development. These reforms are expected to stimulate public and private investment in Mexico’s energy industry, including infrastructure development. As of the date of this filing, the Mexican government has yet to approve legislation required under the constitutional amendments; thus, the full scope of the reforms and their economic impact cannot be predicted with certainty. We believe that we are well positioned to take advantage of these developments and the expected economic growth given our experience in construction and construction-related services in the Mexican energy industry.

On April 29, 2014, Mexican President Enrique Peña Nieto announced the National Infrastructure Plan for the period 2014 – 2018. The new program contemplates investments of approximately Ps. 7,750 million (U.S.$ 593 million) in: (i) transportation and communication; (ii) energy; (iii) hydraulic development; (iv) health facilities; (v) urban development and housing; and (vi) tourism development.

B. BUSINESS OVERVIEW

In 2013, our operations were divided into the following four business segments under IFRS:

•	Civil Construction,

•	Concessions,

•	Airports, and

•	Corporate and Other.

Until December 31, 2012, for management purposes, we were organized into six reportable segments which were: Civil Construction, Industrial Construction, Airports, Concessions, Housing and Corporate and Other. In 2013, we implemented certain organizational and accounting changes that impacted the composition and number of our reportable segments under IFRS. During 2013, subsequent to the termination of our agreement to sell our horizontal housing business line to Javer, we reclassified to continuing operations our horizontal housing operations, which had previously been classified as discontinued operations; the assets and liabilities of that business were also moved from assets and liabilities held for sale to their respective line items within our consolidated statements of financial position. Subsequent to this reclassification, our housing operations, previously reported in a separate Housing segment, have been integrated into the Corporate and Other segment as they do not qualify for separate segment reporting due to size.

Additionally, pursuant to new IFRS accounting requirements for joint arrangements, all of our joint ventures previously accounted for under proportionate consolidation, and comprising the Industrial Construction segment, are now treated as equity method investments. In addition to these changes, the composition of our Board of Directors changed in the second half of 2012. As a result, from the first quarter of 2013, the operations of Industrial Construction were not presented to the Executive Committee and our Board of Directors as an operating segment, for which reason, we concluded that the Industrial Construction segment no longer qualified as a reportable segment. We have included our equity method investment in ICA Fluor within our Civil Construction segment; the other equity method investments are included in our Concessions and Corporate and Other segments. As a result, we only present the aforementioned reportable segments. This change was presented retrospectively for all years presented in our consolidated financial statements and therefore, within the discussion of our financial information within this annual report. See Note 4 to our consolidated financial statements.

Our construction business is represented in our Civil Construction segment, through which we provide a full range of services, including feasibility studies, conceptual design, engineering, procurement, project and construction management, construction, maintenance, technical site evaluations and other consulting services.

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

Description of Business Operations

Construction

Our construction business includes our civil construction business and the results of our industrial construction affiliate, ICA Fluor, which we account for using the equity method of accounting. See “Item 4. Business Overview—Description of Business Operations—Construction—Civil Construction” and “—Industrial Construction”.

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

In recent years, however, our construction contracts have been increasingly of the fixed price type or not to exceed type, which generally do not provide for adjustment of pricing except under certain circumstances for inflation or as a result of errors in the contract’s specifications, or mixed price contracts in which a portion of the contract is at fixed price and the rest at unit prices. Examples of mixed price projects in which we are currently involved include the Eastern Discharge Tunnel. Fixed price, not-to-exceed and mixed price contracts collectively accounted for approximately 56% of our civil construction backlog as of December 31, 2013, 34% of our construction backlog as of December 31, 2012, 82% of our Civil Construction backlog as of December 31, 2011. We believe that fixed price contracts are more prevalent in the construction market and the contracts that we enter into in the future may reflect this shift to fixed price contracts. Additionally, we expect that, because of conditions attendant to financing arrangements, future concession-related, infrastructure and industrial construction contracts may restrict the adjustment of the contract price for additional work done due to incorrect contract specifications.

However, under Mexican law, traditional public works contracts provide for the price adjustment of certain components, regardless of whether the contract is fixed price or mixed price. Under a traditional public works mechanism, the counterparty pays us periodically (often monthly) as our work is certified over the term of the contract and we do not finance the project.

We earn a portion of our Civil Construction revenues under contracts whose prices are denominated in currencies other than Mexican pesos, substantially all of which are of the fixed price, mixed price or not-to-exceed type. Approximately 6% of our contract awards in 2013 (based on the contract amount) were foreign-currency denominated. Approximately 12% of our civil construction backlog as of December 31, 2013 was denominated in foreign currencies. Our foreign currency denominated contracts are denominated in U.S. dollars, euros, Peruvian soles, Costa Rica colones and Colombian pesos.

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

In addition to construction contracts for new projects, increases in the scope of work to be performed in connection with existing projects are an important source of revenue for us. In 2013, increases in scope of work accounted for Ps. 3,678 million. Construction contracts for such work are not typically put up for bid, but are negotiated by the client with the existing contractor.

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

Backlog

Backlog in the engineering and construction industry is a measure of the amount of revenue that we expect to realize from future work under long-term contracts at a particular reporting period. These estimates include revenues that we reasonably expect to realize from contracted work not yet completed at the beginning of the period, new contracts, firm orders, work scope modifications authorized by our clients, change orders authorized by our clients under conditions specified in the original contract and certain documented claims and termination or redemption fees presented to our clients. Backlog does not reflect operating margins earned from contract completion.

Backlog for each reporting period is calculated based on backlog from the prior reporting period, to which we (i) add estimated revenue from future uncompleted contracts, firm orders and other expected income streams and (ii) deduct revenue from contracts that have been canceled or fully completed during the reporting period. For each reporting period, we determine on a contract-by-contract basis as of the date of determination, the fair value of consideration billed or to be billed representing goods delivered and services to be delivered or performed over the course of the contract. Pursuant to the “percentage of completion” methodology, the contract amount for these purposes is estimated based on costs to be incurred through the end of the project and the estimated profit margin therein in accordance with IAS 11 “Construction Contracts.” Actual revenues earned from the contract during the reporting period are also determined based on the percentage-of-completion method. See note 4(cc) to our consolidated financial statements.

Consolidated backlog includes contracts pursuant to which we control a project, such as when we hold a majority interest, a leadership role and decision-making power regarding key project areas. Our consolidated backlog is comprised of Civil Construction backlog, backlog from our mining services contracts, which we report in our Civil Construction segment and backlog from other services. Our mining services backlog principally reflects the contracts in our San Martin subsidiary in Peru. For internal reporting purposes, we group our mining services business within our Civil Construction segment due to the similarity between our mining services and certain services provided by our traditional construction business, which leads us to review and manage our mining activities within the scope of our Civil Construction segment’s performance metrics. As of December 31, 2013, 2012 and 2011, respectively, we are not estimating any losses upon completion upon any of the contracts in our consolidated backlog.

The following table sets forth, at the dates indicated, our backlog of Civil Construction, mining services and other services contracts. See Note 8 to our consolidated financial statements.

	Civil Construction	Mining Services		Other Services
	(Millions of Mexican pesos)
Backlog at January 1, 2012	Ps. 19,814	—		—
New contracts in 2012	24,835	Ps. 7,064	(1)	Ps. 1,543
Changes and adjustments in 2012(2)	11,152	863		—
Less: Construction revenue earned in 2012	28,614	1,432		413

Backlog as of December 31, 2012	27,187	7,035		1,130
New contracts in 2013	18,417	105		—
Changes and adjustments in 2013(2)	3,678	549		—
Less: Construction revenue earned in 2013	18,624	2,740		379

Backlog as of December 31, 2013	Ps. 30,658	Ps. 4,949		Ps. 751

(1)	Corresponds to our acquisition of San Martin.
(2)	Adjustments include change orders and additional work.

Total Civil Construction contract awards and net additions to existing contracts totaled Ps. 22,095 million (approximately U.S.$ 1,691 million) in 2013. Seven projects represented approximately 80% of backlog in the Civil Construction segment, and 67% of total consolidated backlog, at December 31, 2013. The following table sets forth certain information relating to these seven projects.

	Amount	Estimated Completion Date	% of Total Civil Construction Backlog
	(Millions of Mexican pesos)
Civil Construction Backlog
Mitla-Tehuantepec highway	Ps. 7,635	Fourth quarter of 2015	25%
Palmillas – Apaseo El Grande tollroad	5,407	Third quarter of 2015	18%
Barranca Larga-Ventanilla Highway	3,953	Third quarter of 2014	13%
Package Highway Sonora State	2,029	Second quarter of 2019	7%
Lazaro Cardenas TEC II Container Terminal	1,999	Third quarter of 2014	7%
Tepic Bypass	1,864	Second quarter of 2014	6%
Domingo Diaz Avenue Panama	1,498	Third quarter of 2014	5%

As of December 31, 2013, approximately 12% of Civil Construction backlog was attributable to construction projects outside of Mexico. Public sector projects represented approximately 83% of our total Civil Construction backlog. At December 31, 2013, construction contracts with a value exceeding U.S.$ 400 million accounted for 43% of our total Civil Construction backlog, construction contracts with a value ranging from U.S.$ 200 million to U.S.$ 400 million accounted for 13% and construction contracts with a value of less than U.S.$ 200 million accounted for 44% of our total Civil Construction backlog. These seven projects had no adjustments to margins in 2013.

In the case of joint ventures in which we share control, as well as associated companies, we include in unconsolidated backlog a share of expected contract revenues that corresponds to our percentage interest in the joint venture or associated company.

The following table sets forth, at the dates indicated, our unconsolidated backlog of joint venture and associated company contracts.

	As of December 31,
	2013		2013	2012	2011
	(Millions of U.S. dollars)		(Millions of Mexican pesos)
Joint Venture and Associated Company Backlog	U.S. $	832	Ps. 10,864	Ps. 21,737	Ps. 8,911

Joint venture and associated company backlog decreased 50% from 2013 over 2012 principally due to the addition to our Civil Construction backlog, pursuant to the agreement with our joint-venture partner, of the Mitla-Tehuantepec highway, which had previously been included in associated company backlog. See “Item 4. Information on the Company—Business Overview—Description of Business Segments—Construction—Civil Construction”. Joint venture and associated company backlog increased 144% from 2012 over 2011 principally due to the inclusion of the Mitla-Tehuantepec highway in associated company backlog.

The amount of backlog is not necessarily indicative of our future revenues related to the performance of such work. Although backlog represents only business that is considered to be firm, we cannot assure you that cancellations or scope adjustments will not occur. We do not currently expect our backlog to fail to move forward as originally planned. However, margin trends are primarily influenced by the mix of projects in backlog, competition on awarded contracts, overall industry trends, force majeure, delay in delivery of or obtaining rights-of-way, change orders and alleged breaches of contract, many of which are difficult to predict. In the period leading up to and following the change in presidential administration, the number of large public sector construction contracts the Mexican government offered for public bidding decreased. We experienced a significant decrease in the rate of awards in 2013 due to the change of administration as well as the new administration’s initial focus on structural reforms, rather than a focus on its infrastructure projects. We have continued to experience a slowdown in contract awards through the first quarter of 2014. However, based on the new administration’s announced plans for infrastructure over the next five years, we are optimistic that the new administration will make infrastructure a priority, which should result in an increase in the rate of awards in the latter half of 2014, although we cannot provide any assurance of such increases.

In certain instances, we have guaranteed completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any such schedule or performance requirements could result in costs that exceed projected profit margins, including substantial penalties fixed as a percentage of a contract price. Fixed price, not-to-exceed and mixed price contracts collectively accounted for approximately 56% of our Civil Construction backlog as of December 31, 2013. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Backlog.”

Competition

The main competitive factors in our Civil Construction segment, in addition to price, are performance and the ability to provide the engineering, planning, financing and management skills necessary to complete a project in a timely fashion.

The market for construction services in Mexico and elsewhere is highly competitive. In the Civil Construction segment, competition is relatively more intense for infrastructure and industrial construction projects outside Mexico.

In our Civil Construction segment, in addition to the Mexican companies, we compete primarily with Spanish and Brazilian companies. Major competitors include IDEAL and Carso Infraestructura y Construcciones, S.A. de C.V., both related parties of Grupo Carso, Tradeco Infraestructura, S.A. de C.V., La Peninsular Compañia Constructora S.A. de C.V. (a member of Grupo Hermes), Promotora y Desarrolladora Mexicana, S.A. de C.V.,

Azvi-Cointer de Mexico, S.A. de C.V., Fomento de Construcciones y Contratas, S.A., or FCC, ACS Actividades de Construcciones y Servicios, S.A. and Dragados S.A. (together, ACS), Constructora Norberto Odebrecht S.A. and Andrade Gutierrez S.A. This market is fragmented, with many small local participants in civil construction.

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

We believe that our proven track record in Mexico and our experience and know-how have allowed us to maintain our leadership position in the Mexican construction market. In recent years, the sponsors of many infrastructure construction and industrial construction projects throughout the world, including Mexico, have required contractors to provide construction on a “turnkey” basis. Many of our foreign competitors have better access to capital and greater financial and other resources. As a result, we have been increasingly experiencing significant competition in Mexico from Brazilian, Chinese, Japanese, Spanish and, to a lesser extent, other European construction companies. Our Rodio Kronsa subsidiary faces substantial competition in Spain from large construction companies that operate in that market, as well as from smaller, more specialized construction companies that provide the same services offered by Rodio Kronsa.

Raw Materials

The main raw materials we require for our construction operations are cement, construction aggregates and steel. In our Civil Construction segment, raw materials accounted for Ps. 3,806 million, or 16%, of our consolidated cost of sales in 2013, Ps. 6,721 million, or 20%, of our consolidated cost of sales in 2012, Ps. 5,384 million, or 19% and of our consolidated cost of sales in 2011.

Civil Construction

Our civil construction business focuses on infrastructure projects in Mexico, including the construction of roads, highways, transportation facilities (such as mass transit systems), bridges, dams, ports, hydroelectric plants, prisons, tunnels, canals and airports, as well as on the construction, development and remodeling of large multi-storied urban buildings, including office buildings, multiple-dwelling housing developments shopping centers. Our Civil Construction segment has also pursued opportunities in other parts of Latin America, the Caribbean, Asia and the United States, and is currently pursuing select opportunities outside of Mexico and performing three construction projects in Panama, three in Colombia, one in Costa Rica, one in Chile and, through our San Martin subsidiary, certain projects in Peru. Our civil construction business performs activities such as demolition, clearing, excavation, de-watering, drainage, embankment fill, structural concrete construction, concrete and asphalt paving, mining services and tunneling.

In addition to construction for third parties, our civil construction business also includes revenues earned by our construction subsidiaries for construction work on our concessions performed under Engineering, Procurement and Construction (“EPC”) contracts with our concessionaire subsidiaries. These are eliminated upon consolidation but are presented within the civil construction business’ individual financial information.

In 2013, our civil construction business accounted for approximately 74% of our total revenues.

The civil construction business projects are usually large and complex and require the use of large construction equipment and sophisticated managerial and engineering techniques. Although our Civil Construction segment is engaged in a wide variety of projects, our projects generally involve contracts whose terms range from two to five years.

We have played an active role in the development of Mexico’s infrastructure and have completed large infrastructure facilities and constructed buildings throughout Mexico and Latin America. Among the facilities and buildings we have constructed from our incorporation in 1947 through 2013:

•	the Apulco, Comedero, El Novillo, El Caracol, Cajon de Peña, Tomatlan, Infiernillo, Chicoasen, El Guineo, El Cobano, Jicalan, Falcon, Huites, Aguamilpa, Caruachi, El Cajon and the La Yesca dams;

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

•	various hotels and office buildings, including the Maria Isabel Sheraton, Hyatt Regency (formerly Hotel Nikko), Paraiso Radisson Mexico City, Westin Regina Los Cabos and the Torre Mayor, among others;

•	lines one through nine, A and part of B of the Mexico City metro system; and

•	the Mexico City sewage system.

The most important projects under construction by the Civil Construction segment during 2013 included:

•	Mitla – Tehuantepec highway

•	the La Yesca hydroelectric project;

•	Barranca Larga – Ventanilla highway;

•	Domingo Diaz Avenue, Panama; and

•	the Eastern Discharge Tunnel of the Mexico City valley drainage system.

The civil construction business’ contract awards and additions in 2013 totaled approximately Ps. 22,095 million (approximately U.S.$ 1,691 million), of which Ps. 2,570 million were awarded outside Mexico.

Mitla-Tehuantepec Highway. In June 2010, through our wholly-owned subsidiaries, Caminos y Carreteras del Mayab, S.A.P.I. de C.V. and CONOISA, we entered into a 20-year PPP concession for the construction, operation and maintenance of the 169-kilometer Mitla-Tehuantepec federal highway, which is expected to link the city of Oaxaca with the Isthmus of Tehuantepec, Mexico, thereby increasing connectivity between the industrial port of Salina Cruz and Oaxaca. The construction contract has a value of approximately Ps. 9,318 million. Construction of the highway, which includes three segments—Mitla-Entronque Tehuantepec II, Mitla-Santa Maria Albarradas and Lachiguiri-Entronque Tehuantepec II—is expected to be completed in December 2015. In January 2012, we completed the transfer of a 40% interest in this concession to IDEAL and now hold a 60% interest. In 2013, we entered into an agreement with IDEAL in this project, whereby we gained control of the construction contract.

Barranca Larga – Ventanilla—Highway. In August 2012, our construction company Ingenieros Civiles Asociados, S.A. de C.V.was awarded a contract to perform the construction work under the Barranca Larga – Ventanilla concession. This concession was awarded on April 16, 2012, by the Ministry of Communications and Transportation to our concession subsidiary Desarrolladora de Infraestructura Puerto Escondido, S.A. de C.V., or DIPESA. It is a 30-year concession for the construction, operation and maintenance of the 104-kilometer Barranca Larga-Ventanilla tollroad in the state of Oaxaca. The construction work is expected to be completed in May 2014 and has been included in our civil construction backlog since the second quarter of 2012. Total investment in the project is expected to be approximately Ps. 5,255 million.

Domingo Diaz Avenue, Panama. In April 2011, through an ICA-led consortium, we signed a U.S.$ 238 million fixed-price construction contract with the Ministry of Public Works of Panama to rebuild and widen Domingo Diaz Avenue in Panama City, as part of the Panamanian government’s plan to improve the city’s surface road network. The construction project, which was awarded through an international bidding process, is being executed by a consortium comprised of ICA, which holds a 70% interest, and Constructora MECO, S. A., which holds a 30% interest. ICA’s share of the contract, which totals approximately U.S.$ 166.3 million, has been included in our civil construction backlog since the first quarter of 2012. The work is scheduled to be completed in July 2014. The Domingo Diaz Avenue project includes the study, detail design and construction work for improving 12.3 kilometers of the road from the interchange with the Corredor Sur expressway near Tocumen International Airport to the intersection with Simon Bolivar Avenue and Ricardo J. Alfaro Avenue in the San Miguelito district of Panama City. The road and existing bridges and viaducts are expected to be completely rebuilt and widened from two to three lanes in each direction, together with other improvements, such as the relocation of drainage works and other public utilities.

Eastern Discharge Tunnel. In November 2008, the Mexican National Water Commission (Comision Nacional del Agua), the government of Mexico City and the government of the state of Mexico, acting together as a trust, awarded an ICA-led consortium a Ps. 9,595 million (excluding value-added tax) contract for the construction of the Eastern Discharge Tunnel (Tunel Emisor Oriente) in the Mexico City valley. The tunnel will increase drainage capacity in the Mexico City region and prevent flooding during the rainy season. The ICA-led consortium, Constructora Mexicana de Infraestructura Subterranea, S.A. de C.V., is comprised of Ingenieros Civiles Asociados, S.A. de C.V., Carso Infraestructura y Construccion, S.A. de C.V., Construcciones y Trituraciones, S.A. de C.V., Constructora Estrella, S.A. de C.V. and Lombardo Construcciones, S.A. de C.V. We recognize 50% of the operations from this project, or Ps. 4,797 million of the total construction contract. In 2011, we entered into an agreement increasing our share of the total contract value to Ps. 7,062 million. In 2012 and 2013 we received an additional contract increase of Ps. 230 million, for a total value of Ps. 7,292 million. The fixed-term contract has both unit price and fixed price components, and scheduled completion of the project in the second quarter of 2014. The construction contract is under a traditional public works mechanism, in which the counterparty pays us periodically (often monthly) as our work is certified over the term of the contract and we do not finance the project. The project includes the construction of a 62-kilometer tunnel and 24 related access shafts. The tunnel will start at the border of the Federal District and Ecatepec, run along one side of Lake Zumpango, and end in El Salto, Hidalgo.

Guanajuato and Chiapas Hospitals. In 2013, we were awarded two hospital construction contracts with a total value of approximately Ps. 1,157 million. The Mexican Institute of Social Security awarded us a contract for a 250-bed regional general hospital in Leon, Guanajuato. The contract, which has a value of approximately Ps. 780 million, includes the construction, equipment, installation, testing and initiation of operations of the hospital. Construction of the hospital is expected to be completed in October 2015. The Institute for Social Services of State Employees awarded us a contract for a new 120-bed hospital in Tuxtla Gutierrez, Chiapas. The contract, which has a value of approximately Ps. 377 million, includes the construction of seven buildings ranging in size from one to four stories. Construction is expected to be completed in August 2015.

Our Civil Construction segment has pursued infrastructure projects in Central, America, South America and the Caribbean, and we expect to continue to do so in the future. In the past, projects in these areas have ranged from construction of a section of the subway system in Santiago, Chile to the construction of a natural gas pipeline system in Argentina and the Caruachi hydroelectric dam in Venezuela. In 2013, 35% of our revenues in the Civil Construction segment were attributable to construction activities outside Mexico. In January 2010, a consortium comprised of ICA, with a 43% interest; Fomento de Construcciones y Contratas of Spain, with a 43% interest; and Constructora Meco of Costa Rica, with a 14% interest, was awarded a contract with an approximate value of U.S.$ 268 million by the Panama Canal Authority for the construction of a three-kilometer section of the new Pacific Access Channel (PAC-4) for the Panama Canal’s new Pacific locks, running parallel to the existing channel from the Pedro Miguel to the Miraflores locks. The unit price, fixed term public works contract was awarded through an international bidding process. The PAC-4 contract is part of the overall project to widen the Panama Canal. In 2011, we were awarded contracts to (i) build the Northern Interceptor Tunnel in Medellin, Colombia, (ii) extend the Avenida Domingo Diaz and the Corredor Norte highways, both in Panama City, Panama, and (iii) expand the Atlantic petroleum terminal in Limon, Costa Rica. In 2013, Ecopetrol, S.A. awarded a multi-year contract with an approximate value of U.S.$ 272 million to the Pipeline Maintenance Alliance, a consortium of which we hold a 30% interest, for the maintenance of approximately 990 kilometers of oil pipelines in southern Colombia. Work on the pipelines began in December 2013. In November 2012, the San Carlos Consortium, comprised of ICA, with a 70% interest; ALCA Ingenieria S.A.S., with a 15% interest; and NOARCO, S.A., with a 15% interest, was awarded a construction project with an approximate value of U.S.$ 40 million for the maintenance and rehabilitation of the Florencia Altamira Highway in Colombia.

Mining Services and Other Services

Additionally, in our Civil Construction segment we report our mining services and other services contracts, which have a backlog of Ps. 5,700 million at December 31, 2013. These projects principally reflect the contracts held by our San Martin subsidiary in Peru.

Industrial Construction

As previously discussed, our industrial construction business, which we operate through ICA Fluor, is no longer a reportable segment. Previously, we accounted for the entities within this segment using proportionate consolidation; upon adoption of IFRS 11, we retrospectively account for the entities that comprise this business using the equity method. ICA Fluor, one of the most significant entities within this business, reported within our Civil Construction segment and the other investments are presented within our Concessions and Corporate and Other segments. We include backlog for our industrial construction business within joint venture and associated company backlog.

Industrial construction projects focus on the engineering, procurement, construction, design and commissioning of large manufacturing facilities such as power plants, chemical plants, petrochemical plants, fertilizer plants, pharmaceutical plants, steel mills, paper mills, drilling platforms and automobile and cement factories.

Relationship with ICA Fluor. In 1993, we sold a 49% interest in our industrial construction subsidiary to Fluor Daniel Mexico, S.A., or Fluor, a subsidiary of The Fluor Corporation, forming the ICA Fluor joint venture. Since 1993, we have owned 51% of the ICA Fluor joint venture. Partner resolutions require the approval of a simple majority of ICA Fluor’s partners’ interests, except for decisions relating to matters such as capital increases, changes to ICA Fluor’s bylaws, dividend payments and a sale of all or substantially all of the assets of ICA Fluor. We and Fluor are each entitled to appoint an equal number of members of ICA Fluor’s board of directors and executive committee. Historically, we have designated the chief executive officer of ICA Fluor. In addition, we and Fluor have agreed that ICA Fluor will be the exclusive means for either party to provide construction, procurement, project management, start-up and maintenance services to the production and pipeline, power plant, petrochemical, industrial, environmental services, mining, chemicals and plastics and processing plants within Mexico, and portions of Central America and the Caribbean. This agreement will terminate upon a sale by Fluor or us of any of our partnership interests in ICA Fluor or, following a breach of any of the ICA Fluor agreements, one year after payment of any damages due to the non-breaching party in respect of this breach. Beginning in 2013, we no longer proportionately consolidate the revenues of ICA Fluor. See Note 4 to our consolidated financial statements.

Typical Projects. Projects in our industrial construction business typically involve sophisticated engineering techniques and require us to fulfill complicated technical and quality specifications. Our industrial construction backlog, as of December 31, 2013, was 57% peso-denominated and 43% dollar-denominated. 18% was unit-price, 8% was fixed price, 45% was mixed price and 30% was cost reimbursements.

As of March 2014, recent contract awards and additions in our industrial construction business totaled approximately Ps. 10,474 million (approximately U.S.$ 802 million) at 57% and included projects such as:

•

engineering, procurement, construction and start-up services related to the construction of an onshore gas compression system to service the Dos Bocas Marine Terminal in the Gulf of Mexico under a contract with Pemex;

•	engineering for the first phase of a new refinery in Tula, Hidalgo under a contract with Pemex;

•	engineering, procurement, construction, maintenance and commissioning services for a revamp of a vinyl chloride monomer plant in the Pajaritos petrochemical complex in Veracruz in the Gulf of Mexico;

•	construction of a new titanium dioxide train to be built in an E.I. du Pont de Nemours and Company, or DuPont, complex in Altamira, Tamaulipas on the Gulf of Mexico; and

•	engineering, procurement, construction, testing, commissioning and start-up services related to the construction of the 1.42 billion cubic feet per day capacity Los Ramones Sur gas pipeline.

The most important projects under construction in our industrial construction business during 2013 included:

•	the four Pemex clean fuels low sulfur gasoline projects in Minatitlan, Cadereyta, Madero and Salina Cruz;

•	the AHMSA Phase II steel mill and plate line expansion;

•	the Boleo copper mine; and

•	the design and construction of the Etileno XXI grass roots petrochemical complex.

Concessions

Our Concessions segment focuses on the construction, development, maintenance and operation of long-term concessions of tollroads, tunnels, social infrastructure and water projects and accounted for 13% of our total revenues in 2013. The construction work we perform on our concessions is included in our Civil Construction segment when, pursuant to an EPC contract, we sub-contract one of our construction subsidiaries to perform the work. If the construction work is contracted with a third party, as is the case of construction of rights of way and environmentally-related construction such as environmental impact assessment, our construction subsidiaries do not perform any construction services. In these cases, the construction revenues are recognized within the Concessions segment rather than the Civil Construction segment. Our concessionaire subsidiaries also recognize financing income, which stems from the (i) reimbursement of the cost of financing obtained to build infrastructure assets granted under concession arrangements and (ii) interest income earned on concession assets accounted for as long-term accounts receivable.

We participate in all stages of infrastructure project development, including formulation, engineering, structuring and financing, construction, operation and management as part of a portfolio of assets. We monetize assets that are in the operating stage and arrange new projects under development.

During 2013, we participated in four concessioned highways operating in whole or in part and one operating concessioned tunnel (the Acapulco tunnel) that we consolidate, and in the management and operation of water supply systems such as the Aqueduct II water supply system.

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

Highway and Tunnel Concessions

The following table sets forth certain information as of December 31, 2013, regarding the eight highway and two tunnels concessions in which we currently participate, either through subsidiaries unconsolidated joint ventures or associated companies. As of December 31, 2013, we had four highway and one tunnel concessions in operation.

Concession (highway and tunnels)	Kilometers	Date of Concession	Concession Term (Years)	% Ownership of Concessionaire	% Ownership of Construction	Concessionaire’s Net Investment in Concession (Millions of Mexican pesos)(1)	Balance of Investment (Millions of Mexican pesos)
The Kantunil-Cancun Highway(2)(3)	296	1990	30	100	100	3,386	3,386
Acapulco tunnel(2)(3)	2.9	1994	40	100	100	799	799
Acapulco Scenic Bypass(3)	8	2012	30	100	—	221	221
Rio Verde-Ciudad Valles Highway(2)(3)	113.2	2007	20	100	100	5,045	5,045
The La Piedad Bypass(2)(3)	21	2009	30	100	100	2,530	2,530
Barranca Larga-Ventanilla(3)	104	2012	27	100	100	1,945	1,945
Palmillas – Apaseo El Grande(3)		2012		100	—	3,058	3,058
Mitla-Tehuantepec highway(4)	169	2010	20	60	100	1,792	358
Nuevo Necaxa-Tihuatlan Highway(4)	85	2007	30	50	60	8,346	469
Autovia Urbana Sur(5)	15.9	2010	30	30	100	5,783	882

(1)	Represents each concessionaire’s investment in the applicable concession as of December 31, 2013, net of depreciation and revaluation of assets for inflation through 2007.
(2)	Concession in operation, including the extension, if any, of the tollroad.
(3)	Concession fully consolidated in our financial statements.
(4)	Proportionate consolidation for our joint ventures was eliminated in 2013, based on changes in financial reporting standards that became effective on January 1, 2013. These investments are now accounted for using the equity method, applied retrospectively. See Note 4 to our consolidated financial statements.
(5)	Concession accounted for using the equity method in our financial statements. We completed the sale of our interest in this concession on March 31, 2014.

The Kantunil-Cancun Highway (Mayab Consortium). On March 12, 2008, we acquired all the equity of the Mayab Consortium, which holds the concession for the Kantunil-Cancun tollroad. We paid Ps. 912 million to acquire the Mayab Consortium, which holds the concession to construct, operate, and maintain the 241.5-kilometer highway that connects the cities of Kantunil and Cancun in the states of Yucatan and Quintana Roo through

December 2020. In August 2011, we signed an amendment to our concession agreement with the Ministry of Communications and Transportation to construct an extension of the tollroad. The amendment includes the construction, operation, conservation and maintenance of a 54-kilometer expansion of the Kantunil-Cancun highway to Playa del Carmen and extends the term of the concession to 2050. The expansion of the highway will require an estimated investment of approximately Ps. 5,370 million. We consolidate the investment in our consolidated financial statements, including long term debt that, as of December 31, 2013, was equivalent to Ps. 4,661 million. This long-term debt matures in 2034, and is expected to be repaid from toll revenues generated by the concession. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—The Kantunil-Cancun Highway (Mayab Consortium).”

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

The Rio Verde-Ciudad Valles Highway. In July 2007, the Ministry of Communications and Transportation awarded the 20-year concession for a 113.2-kilometer highway between Rio Verde and Ciudad Valles in the state of San Luis Potosi to a consortium made up of our subsidiaries. The estimated total investment will be approximately U.S.$ 286 million. The scope of the concession includes: (i) the operation, conservation, maintenance, modernization, and widening of a 36.6 kilometer tranche from Rio Verde—Rayon; (ii) the construction, operation, conservation, and maintenance of an 68.6 kilometer tranche from Rayon—La Pitahaya; and (iii) the operation, conservation, maintenance, modernization, and widening of an 8.0 kilometer tranche from La Pitahaya—Ciudad Valles. This concession includes the exclusive right for the 20-year service contract with the Mexican federal government, acting through the Ministry of Communications and Transportation. On September 19, 2008, we procured the financing for this project in the amount of Ps. 2,550 million. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Rio Verde-Ciudad Valles Highway.” The concession began full operations in July 2013.

The La Piedad Bypass. On March 24, 2009, through our wholly-owned subsidiary Libramiento ICA La Piedad, S.A. de C.V., we entered into a thirty-year concession for (i) the construction, operation, conservation and maintenance of the 21.38-kilometer La Piedad Bypass, to alleviate congestion caused by long-haul traffic between the Bajio region and western Mexico, and (ii) the modernization of 38.8 kilometers of the toll-free Federal Highway 110 in the states of Guanajuato and Michoacan and 7.32 kilometers of Highway 90. This concession began full operations in November 2012.

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

Palmillas-Apaseo El Grande Tollroad. We were awarded a 30-year concession for the Palmillas-Apaseo El Grande tollroad by the Ministry of Communications and Transportation in November 2012. The concession was title was signed in February 2013 and we entered into an approximately Ps. 5,450 million agreement on September 19, 2013 for a total investment of Ps. 9,552 million. The 86-kilometer, 4-lane, high specification tollroad in the states of Queretaro and Guanajuato will create a new link between the Mexico City metropolitan region, the Central Mexican region and the Northern Mexican region. The concession includes nine interchanges, 29 vehicular overpasses and underpasses and calls for the construction of 15 major bridges, and is expected to start operations in 2016.

The Mitla-Tehuantepec Highway. On June 17, 2010, through our wholly-owned subsidiaries Caminos y Carreteras del Mayab, S.A.P.I. de CV, and Controladora de Operaciones de Infraestructura, S.A. de C.V., or CONOISA, we entered into a twenty-year PPP concession for the construction, operation and maintenance of the 169-kilometer Mitla-Tehuantepec federal highway in Oaxaca. The road includes three segments: Mitla-Entronque Tehuantepec II, Mitla-Santa Maria Albarradas and Lachiguiri-Entronque Tehuantepec II. The construction work is expected to take 40 months. The highway will link the city of Oaxaca with the Isthmus of Tehuantepec, increasing the connectivity of the industrial port of Salina Cruz with central Oaxaca. The modernized highway is expected to promote the economic development of the region and the communities along its route. We began the construction of this project in July 2012. In January 2012, we completed the transfer of 40% of this concession to IDEAL and now hold 60%.

Nuevo Necaxa-Tihuatlan Highway. In June 2007, the Ministry of Communications and Transportation awarded us a 30-year concession for the construction, operation, maintenance and preservation of the Nuevo Necaxa—Tihuatlan highway. The 85-kilometer highway is located in the states of Puebla and Veracruz. The 30-year concession, with a total investment of approximately U.S.$ 631 million, includes: (i) construction, operation, maintenance, and preservation of the 36.6 kilometer Nuevo Necaxa—Avila Camacho segment; (ii) operation, maintenance, and preservation of the 48.1 kilometer Avila Camacho—Tihuatlan segment; and (iii) a long-term service contract to sustain the capacity of the highway for the Nuevo Necaxa—Avila Camacho segment, in accordance with the exclusive rights provided by the concession. This is the final tranche to complete the highway that will connect Mexico City with the port of Tuxpan in Veracruz. In June 2008, we entered into a financing agreement in the amount of Ps. 6,061 million to finance the construction of this project. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Nuevo Necaxa—Tihuatlan.” The project is expected to be completed during the second quarter of 2014.

Autovia Urbana Sur. We were awarded by Mexico City, as part of a consortium with IDEAL, a 30-year design, construction, maintenance and operating concession for the elevated toll section of the Autovia Urbana Sur expressway in Mexico City. Recovery of our investment is expected through the collection of tolls. On March 31, 2014, we completed the sale of our interest in this concession to IDEAL.

Other Long-Term Investments

Long-term contract	Kilometers/ Volume	Date of Concession	Concession Term (Years)	% Ownership of Concessionaire	% Ownership of Construction	Concessionaire’s Net Investment in Concession (Millions of Mexican pesos)
Rio de los Remedios(1)	25.5 km	2008	5 (Renewable)	100	100	—	(2)

(1)	Fully consolidated in our financial statements. In May 2007, the contract was amended and restated. In the third quarter of 2011, the contract was amended to increase the value of the contract for the construction of the highway.
(2)	Presented in the financial statements for Ps. 11,784 in long-term accounts receivables for construction.

Rio de los Remedios—Ecatepec. We participate in the Rio de los Remedios—Ecatepec project with a 100% interest in ANESA (formerly known as Viabilis Infraestructura S.A.P.I. de C.V., or Viabilis). In 2008, we began participating in this project with a 50% interest in Viabilis, the contractor for the construction and financing of public works. In June 2009, we obtained a controlling interest in Viabilis by purchase one additional share above our existing 50% interest, allowing us an additional seat on the board of directors of Viabilis. As of such date, we consolidate ANESA. In May 2012, we completed the acquisition of the 50% interest we did not own in Viabilis, and as a result we now wholly own the company and changed its name to ANESA. The Ps. 6,568 million project relates to isolating a drainage canal and building a 25.5-kilometer toll highway in the Mexico City and state of Mexico metropolitan areas. The project calls for construction in three phases, with Phase 1 completed in July 2009, Phase 2 completed in March 2013, and Phase 3 is estimated to be completed in 2014. ANESA was awarded the construction contract for the project on November 15, 2004 by the System of Highways, Airports, Related and Auxiliary Services of the government of the state of Mexico. The contract was amended and restated in May 2007. In June 2008, we obtained bridge loan financing for the project in the amount of U.S.$ 40 million structured by the Ahorro Corporacion of Spain with Caja de Ahorros Municipal de Burgos as agent for various lenders. We have repaid the bridge loan and subsequently became a lender to the project, and in February 2010 we entered into a long term financing agreement in the amount of Ps. 3,000 million with Banobras development bank. Phases 1 and 2 have been operational since March 2013.

Port Concessions

Lazaro Cardenas Port Terminal. In 2012, our affiliate APM Terminals Lazaro Cardenas, S.A. de C.V., or APMT-Lazaro Cardenas, of which we own 5%, signed a thirty-year agreement to design, finance, construct, operate and maintain the new “TEC II” container terminal in Lazaro Cardenas port, located on Mexico’s Pacific coast. There will be three separate stages of investment and construction. Phase I is expected to be completed in 2015 and is expected to require an investment of approximately Ps. 7,682 million. ICA is expected to perform 100% of the construction of Phase I.

Water Distribution and Water Treatment Concessions

During 2013, we participated in two water treatment plants, one currently under construction and in one water supply system in operation and in one additional water supply system currently under construction. The following table sets forth certain information as of December 31, 2013, regarding the water treatment plant and water supply system concessions in which we currently participate, either through subsidiaries or affiliates. We account for all of our water projects using the equity method in our consolidated financial statements as we either consider that we have joint control over the joint venture investment, or when we have the ability to significantly influence the key operating and financial decisions of the venture.

Concession	Capacity (m3mm)	Date of Concession	Concession Term (Years)	% Ownership of Concessionaire(1)	% of Construction Work	Concessionaire’s Net Investment in Concession (Millions of Mexican pesos)(1)	Balance of the investment (Millions of Mexican pesos)
Aqueducto II water supply system (2)(3)	1.5	2007	20	42	50	2,056	274
El Realito water supply system(3)	1	2009	25	51	51	1,574	243
Agua Prieta water treatment plant(3)	8.5	2009	20	50	100	2,408	189
Atotonilco water treatment plant(4)	42	2010	25	10	42.5	5,297	38

(1)	Represents each concessionaire’s investment in the applicable concession, net of depreciation and revaluation of assets for inflation through 2007.
(2)	Concession in operation.
(3)	Proportionate consolidation for our joint ventures was eliminated in 2013, based on changes in financial reporting standards that became effective on January 1, 2013. These investments are now accounted for using the equity method, applied retrospectively. See Note 4 to our consolidated financial statements.
(4)	Concession accounted for using the equity method in our financial statements. We completed the sale of our interest in this concession on March 31, 2014.

Aqueduct II Water Supply. In May 2007, a consortium we lead was granted a 20-year concession by the State Water Commission of Queretaro for the construction, operation, and maintenance of the Aqueduct II water supply and purification system in Queretaro state. The Aqueduct II brings water 108 kilometers from the Moctezuma River to the city of Queretaro. The required investment of Ps. 2,854 million was financed by Banco Santander with HSBC and Banorte, among others, on October 5, 2007 in the amount of Ps. 1,700 million for a 17-year period. Additionally, the National Fund for Infrastructure is contributing Ps. 872 million directly to the project. The construction of this project began in 2007. We initiated operations of the project in February 2011. The concessionaire Suministro de Agua de Queretaro, S.A. de C.V., or SAQSA, is made up of the following shareholders: ICA, as consortium leader (primarily through our subsidiary CONOISA) with 37%; Servicios de Agua Trident, S.A. de C.V., a subsidiary of Mitsui Corp with 26%; Fomento de Construcciones y Contratas (including two additional affiliates) with 26%; and Proactiva Medio Ambiente Mexico, S.A. de C.V., or PMA Mexico, with 11%. Including our interest in PMA Mexico, which is our affiliate, our direct and indirect economic interest in SAQSA is 42.39%. We account for this investment using the equity method.

El Realito Aqueduct. In 2009, a consortium we lead signed a 25-year service contract with the State Water Commission of San Luis Potosi to build, operate and maintain the El Realito aqueduct water supply and purification system. In March 2011, our subsidiary Aquos el Realito S.A. de C.V. entered into an 18-year term financing agreement for the construction of the El Realito Aqueduct project, to which it holds a long-term service agreement, in an amount up to Ps. 1,319 million. The consortium is comprised of our subsidiary Controladora de Operaciones de Infraestructura, S.A. de C.V., or CONOISA, as consortium leader, with 51% and Fomento de Construcciones y Contratas, through a subsidiary, with 49%. We account for this investment using the equity method. See Note 4 to our consolidated financial statements.

Agua Prieta Water Treatment Plant. In 2009, a consortium we lead was granted a 20-year contract with the Jalisco State Water Commission for the construction and operation of the Agua Prieta wastewater treatment plant. The Ps. 2,211 million (as of December 31, 2012) contract is a fixed price, fixed term contract with a 33-month term for construction and a subsequent 207-month term for operation. We will earn a portion of the total contract price based on our construction work, which will be set forth in a construction contract at a later date. We expect to finance the project with contributions from the Mexican federal government’s National Fund for Infrastructure, equity contributions from the consortium and commercial bank debt. In addition to ICA, which is consortium leader and holds a 50% interest, the consortium also includes ATLATEC, S.A. de C.V. with a 34% interest and Servicios de Agua Trident S.A. de C.V. with a 16% interest, both of which are subsidiaries of Mitsui & Co, Ltd. We account for this investment using the equity method.

Atotonilco Water Treatment Plant. A consortium of which our subsidiary CONOISA holds 10.2% was awarded, through an international bidding process, the concession for the construction and operation of the Atotonilco water treatment plant in Tula, Hidalgo by the National Water Commission, or Conagua. On January 7, 2010, the consortium entered into a definitive contract with Conagua. The consortium will be responsible for the design, construction, electromechanical equipment and testing, as well as the operation, conservation and maintenance of the water treatment plant including electricity cogeneration and the removal and final disposition of all waste and biosolids that are produced, over the 25-year term of the agreement. Of the Ps. 9.3 billion total contract value, we expect to record approximately Ps. 1,743 million in construction backlog related to the project. The contract is a fixed price, fixed term agreement. The Atotonilco plant is expected to be the largest of its kind in Mexico and one of the largest in the world, with a treatment capacity of up to 42 cubic meters of wastewater per second. The plant will be located at the outlet of the Eastern Discharge Tunnel, which we are also building. The consortium is comprised of Promotora del Desarrollo de America Latina, S.A. de C.V., a subsidiary of Grupo Carso, as leader with 40.8%, ACCIONA Agua S.A. with 24.26%, Atlatec, S.A. de C.V. (a subsidiary of Mitsui & Co., Ltd.) with 24.26%, our subsidiary CONOISA with 10.2% and other minority investors. The resources for the investment will be provided by the National Fund for Infrastructure for Ps. 4.6 billion, representing 49% of the equity capital of the consortium, and commercial bank debt. We account for this investment, in which we hold an approximately 10% interest, using the equity method due to our participation on the board of directors and our ability to influence key operating and financial decisions. In December 2013, we entered into an agreement to sell our share of the concession to Promotora del Desarrollo de America Latina, S.A. de C.V. The transaction is expected to close in the second quarter of 2014, subject to customary consents.

Discontinued concessions

Long-term contract	Kilometers/ volume	Date of Concession	Concession Term (Years)	% Ownership of Concessionaire	% Ownership of Construction	Concessionaire’s Net Investment in Concession (Millions of Mexican pesos)
SPC projects(1)	N/A	2010	22	100	100	9,386

SPC Projects. In 2011, we entered into two agreements to build and operate over a 22-year term two federal penitentiaries for a total investment of Ps. 9,890 million. Construction for the projects was completed in 2012 and the projects are now operational. The infrastructure operations relate to non-penitentiary services. In January 2014, we announced that we had signed an agreement to sell CGL a 70% equity interest in our two SPC contracts. We will retain a 30% equity stake in the contracts and expect to cease consolidating the two services provider companies after closing. This investment is reported as a discontinued operation. See Note 34 to our consolidated financial statements.

Airports

Our Airports segment accounted for 12% of our total revenues in 2013.

In July 2013, our subsidiary Aeroinvest sold 69,000,000 of its shares in our airport concessionaire subsidiary, GACN, representing approximately 17.25% of GACN’s total capital stock, in an underwritten global public offering. As of December 31, 2013, we controlled the vote of of 165,502,700 shares of GACN, representing 41.38% of GACN’s capital stock. Our investment in GACN was comprised of 98,702,700 series B shares that we owned directly through our wholly-owned subsidiary Aeroinvest, and 66,800,000 series B and BB shares that we controlled through our ownership of 74.5% of the capital stock of SETA, which BB shares in turn control GACN. The remaining 25.5% of SETA was owned by Aeroports de Paris Management, or ADPM. The remaining shareholders in GACN held 58.26% of its outstanding capital stock and 0.36% of the shares are held in GACN’s treasury. Because of the decrease in our interest in GACN in 2013, we reassessed our effective control over GACN and concluded that we retain effective control based on our substantive rights as majority shareholder, ability to appoint directors and executives of GACN, administration of the relevant activities of GACN and other factors. See Note 17 to our consolidated financial statements. GACN is listed on the Mexican Stock Exchange and the Nasdaq.

Aeroinvest and ADPM have agreed that:

•	The GACN Corporate Practices Committee and Audit Committee shall be comprised of at least three independent members; and

•	Aeroinvest and ADPM shall have the right to propose at least one of the members of each Committee.

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

Through GACN, we operate 13 airports in the Central North region of Mexico pursuant to concessions granted by the Mexican government, including the Monterrey airport, which accounted for approximately 42% of GACN’s revenues in 2013 and 42% in 2012. The airports serve a major metropolitan area (Monterrey), three tourist destinations (Acapulco, Mazatlan and Zihuatanejo), two border cities (Ciudad Juarez and Reynosa) and seven regional centers (Chihuahua, Culiacan, Durango, San Luis Potosi, Tampico, Torreon and Zacatecas). All of the airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government.

In October 2008, GACN acquired 90% of the shares of Consorcio Grupo Hotelero T2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters of commercial space inside the new Terminal 2 of the Mexico City International Airport under a 20-year lease agreement with the Mexico City International Airport. NH Hoteles, S.A. de C.V., a Spanish company, owns the other 10%. For the year ended December 31, 2013, total revenues of the hotel amounted to Ps. 176.5 million, annual average occupancy increased to 82.5% from 79.3% in 2012. In 2013, the annual average rate per room was Ps. 1,619.

The substantial majority of the Airports segment’s revenues are derived from providing tariff-regulated services, which generally are related to the use of airport facilities by airlines and passengers. For example, approximately 66.4% of GACN’s total revenues in 2013 were earned from aeronautical (tariff-regulated) services such as the provision of aircraft parking, passenger walkways and airport security services. Changes in revenues from aeronautical services are principally driven by the passenger and cargo volume at the airports. All of our revenues from aeronautical services are also affected by the “maximum rates” the subsidiary concessionaires are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The “maximum rate” system of price regulation that applies to aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services. In December 2010, the Ministry of Communications and Transportation approved the master development programs for each of our subsidiary concession holders for the 2011 to 2015 period. These programs will be in effect from January 1, 2011 until December 31, 2015.

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

The airports are also focusing their business strategy on generating new services and products to diversify our revenue, such as hotel services, air cargo logistics services and real estate services. They plan to develop land not needed for aeronautical operations at all of the airports for industrial, logistical or commercial uses that are directly or indirectly related to airport activities in order to strengthen the airports’ role as focal points of economic development in the cities where they are located. As a result of such efforts, revenues from diversification activities increased by 18.2% in 2013 as compared to 2012.

In August 2010, Grupo Mexicana indefinitely suspended operations of three airlines (Mexicana Airlines, MexicanaClick and MexicanaLink). Grupo Mexicana and its affiliates accounted for 12.2% of GACN’s total revenues during the first six months of 2010 and 16.6% of GACN’s total passenger traffic during the same period.

The following table provides summary data for each of the airports for the year ended December 31, 2013:

	Year Ended December 31, 2013
	Terminal Passengers		Revenues(1)		Revenues Per Terminal Passenger(2)
Airport	(Number in millions)%		(Millions of pesos)%		(Pesos)
Metropolitan area:
Monterrey International Airport	6.4	48.3	1,367.4	48.3	213.1
Tourist destinations:
Acapulco International Airport	0.6	4.6	128.7	4.5	208.5
Mazatlan International Airport	0.7	5.5	170.8	6.0	233.5
Zihuatanejo International Airport	0.5	3.5	109.0	3.9	237.2

Total tourist destinations	1.8	13.6	408.5	15.4	225.9
Regional cities:
Chihuahua International Airport	0.9	6.7	178.5	6.3	201.5
Culiacan International Airport	1.3	9.4	244.1	8.6	194.9
Durango International Airport	0.2	1.8	51.5	1.8	218.2
San Luis Potosi International Airport	0.3	2.0	80.1	2.8	306.1
Tampico International Airport	0.6	4.6	123.8	4.4	203.4
Torreon International Airport	0.5	3.5	101.4	3.6	217.0
Zacatecas International Airport	0.3	2.0	58.4	2.1	225.0

Total regional destinations	4.0	29.9	837.9	29.6	211.0
Border cities:
Ciudad Juarez International Airport	0.7	5.3	135.2	4.8	192.3
Reynosa International Airport	0.4	3.0	79.3	2.8	202.3

Total border city destinations	1.1	8.2	214.5	7.6	195.9

Total	13.3	100	2,828.3	100	212.8

(1)	Does not include eliminations of transactions among GACN’s subsidiaries or revenues from construction services.
(2)	Revenues per terminal passenger are calculated by dividing the total revenues for each airport by the number of terminal passengers for each airport. The result has been rounded to the decimal.

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

Corporate and Other

Our Corporate and Other segment includes all of our real estate operations, including our affordable entry-level housing operations as well as our corporate operations through our subsidiary Grupo ICA S.A. de C.V. See “Item 4. Information on the Company—History and Development of the Company—Divestitures.” In 2013, our Corporate and Other segment accounted for 3% of our total revenues.

Our housing operations during 2013 covered all stages of the housing industry, performing and procuring architectural and engineering design, facilitating buyer financing and constructing and marketing homes. We subcontracted some construction services, such as urbanization.

The principal raw materials we require for our housing operations are cement, steel, construction aggregates, doors, windows and other housing fixtures.

In 2010, we expanded our operations in the housing operations by increasing our stake in Los Portales, a real estate development company in Peru, from 18% to 50%, and we participated in several new housing development projects in Mexico, including a joint venture with Prudential Investment Management, Inc. to develop social interest housing with Prudential Real Estate Investors, S. de R.L. de C.V. During 2013, 2012 and 2011 we sold 1,513, 6,677 and 6,797 homes, respectively.

Additionally, we continue to develop our vertical residential properties on both Reforma Avenue and Marina Nacional Avenue in Mexico City, and other selected mid-rise and high-rise properties that together make up our vertical housing business.

New low income housing construction in Mexico increased steadily after the year 2000 due to several governmental initiatives that improved the conditions for both developers and prospective buyers of housing. In addition, the incorporation of the Mexican Federal Mortgage Corporation (Sociedad Hipotecaria Federal) made it easier for people to finance purchases and construction of homes in Mexico.

Since 2013, the Mexican government has begun to revise its housing agenda. Its program emphasizes; (i) the purchase of existing housing stock; (ii) urban instead of exurban development, and (iii) housing subsidy program coordination among the federal and local governments.

Our housing operations compete primarily with large and mid size Mexican public housing developers such as Corporacion GEO, S.A.B. de C.V., Grupo Javer, S.A. de C.V., Grupo Sadasi, S.A. de C.V., Inmobiliaria Ruba, S.A. de C.V., and Consorcio Ara S.A.B. de C.V., as well as regional competitors.

Recently, the industry has been affected by instability due to changes in government housing policies and access to sources of funding has become increasingly limited. Several of our competitors in the industry recently entered into reorganization proceedings (Concurso mercantil), which has contributed to instability among other companies in the industry. The outlook of the housing sector remains uncertain.

Geographical Distribution of Revenues

Revenues from foreign operations accounted for approximately 27% of our revenues in 2013, 10% of our revenues in 2012 and 2% of our revenues in 2011. The increase in 2013 over 2012 of the percentage of our revenue derived from foreign operations principally reflected a decrease in revenues from Mexican operations and an increase in revenues from foreign operations.

The following table sets forth our revenues for Mexico and abroad for each of the years in the three-year period ended December 31, 2013.

	Year Ended December 31,
	2013		2012		2011
	(Millions of Mexican pesos)	(Percent of Total)	(Millions of Mexican pesos)	(Percent of Total)	(Millions of Mexican pesos)	(Percent of Total)
Mexico	Ps. 21,651	73%	Ps. 34,147	90%	Ps. 33,450	98%
Other countries	7,905	27%	3,975	10%	809	2%

Total	Ps. 29,556	100%	Ps. 38,122	100%	Ps. 34,259	100%

Approximately 12% of our Civil Construction backlog as of December 31, 2013 is related to projects outside Mexico (as compared to approximately 22% as of December 31, 2012) and approximately 12% of our Civil Construction backlog as of December 31, 2013 was denominated in foreign currencies (principally U.S. dollars) (as compared to approximately 26% of our backlog as of December 31, 2012).

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

By creating and maintaining a culture of sustainability, we seek to achieve long-term business success that aligns with the interests and needs of other stakeholders. In the recent years we have sought to redouble our efforts related to our zero-tolerance policy towards corruption. We have developed an anticorruption program that involves training of our employees, testing employees about conflicts of interest, as well as specific training and follow-up in our procurement area. In January 2013, our Board of Directors approved our first Code of Ethics and Conduct for Providers, Contractors and Business Partners. In September 2013, we were selected to be a part of the Dow Jones Sustainability Emerging Markets Index for 2013-2014.

C. ORGANIZATIONAL STRUCTURE

The following table sets forth our significant subsidiaries as of December 31, 2013, including the principal activity, domicile and our ownership interest:

Subsidiary	Principal Activity	Domicile	Ownership Interest (%)
Constructoras ICA, S.A. de C.V.	Construction	Mexico	100
Controladora de Empresas de Vivienda, S.A. de C.V.	Housing	Mexico	100
Controladora de Operaciones de Infraestructura, S.A. de C.V.	Concessions	Mexico	100
Ingenieros Civiles Asociados, S.A. de C.V.	Heavy urban and specialized construction	Mexico	100
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.	Airport operations	Mexico	41.4(1)
Constructora de Proyectos Hidroelectricos, S.A. de C.V. /Constructora Hidroelectrica La Yesca, S.A. de C.V.	Consortia for the construction of the La Yesca hydroelectric project	Mexico	99

(1)	Directly and through our interest in SETA.

D. PROPERTY, PLANT AND EQUIPMENT

At December 31, 2013, approximately 94% of our assets and properties, including concessions, are located in Mexico. At December 31, 2013, the net book value of all land (excluding real estate inventories) and buildings, machinery and equipment, and investment properties and concessions was approximately Ps. 26,797 million (approximately U.S.$ 2,051 million). We currently lease machinery from vendors primarily under operating leases. For information regarding property in our Corporate and Other segment, see “Item 4. Information on the Company—Business Overview—Description of BusinessOperations—Corporate and Other.”

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

The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto. Our consolidated financial statements have been prepared in accordance with IFRS. The consolidated statements of income and other comprehensive income for the years ended December 31, 2012 and 2011 have been retroactively adjusted to reflect (i) the reclassification of our low income housing operations, which had been classified as discontinued operations, as a continuing operation reported in our Corporate and Other segment; (ii) the results of our social infrastructure projects, in which we agreed to sell 70% of our interest in January 2014, as a discontinued operation; and (iii) the impact of our adoption of two accounting standards issued by the IASB: (a) IFRS 11 (“Joint Arrangements”), pursuant to which the results of our joint ventures, which we previously accounted for using the proportional consolidation method of accounting, are now recognized using the equity method; and (b) amendments to IAS 19 “Employee Benefits”. See Notes 3b, 4 and 34 to our consolidated financial statements.

Until December 31, 2012, for management purposes, we were organized into six reportable segments which were: Civil Construction, Industrial Construction, Airports, Concessions, Housing Development and Corporate and other. In 2013, we implemented certain organizational and accounting changes that impacted the composition and number of our reportable segments under IFRS. During 2013, subsequent to the termination of our agreement to sell our horizontal housing business line as discussed above, we reclassified as continued operations our horizontal housing assets. Subsequent to this reclassification, our housing operations, previously reported in a separate Housing segment, have been integrated into the Corporate and Other segment as they do not qualify for separate segment reporting due to size.

Additionally, pursuant to new IFRS accounting requirements for joint arrangements, all of our joint ventures previously accounted for under proportionate consolidation, and comprising the Industrial Construction segment, are now treated as equity method investments. In addition to this change, the composition of our Board of Directors changed in the second half of 2012. As a result, from the first quarter of 2013, the operations of Industrial Construction were not presented to our Executive Committee and Board of Directors as an operating segment, for which reason, we concluded that the Industrial Construction segment no longer qualified as a reportable segment. We have included our equity method investment in ICA Fluor within our Civil Construction segment; the other equity method investments, including Los Portales, S.A. and PMA Mexico, are included in the Concessions and Corporate and Other segments. See Note 4 to our consolidated financial statements. As a result, we only present the aforementioned reportable segments. This change was presented retrospectively for all years presented in our consolidated financial statements and therefore, within the following management’s discussion and analysis of our financial and operating results.

Overview

We are a Mexican company principally engaged in construction and the operation of infrastructure projects under long-term concession or service agreements. Approximately 73% of our revenue in 2013 was generated in Mexico. As a result, our results of operations are substantially affected by developments in Mexico and Mexican public spending on large infrastructure projects. Our results of operations also vary from period to period based on the mix of projects under construction, the contract terms relating to those projects, the volume of traffic on our highway concessions and in our airports, and conditions in the Mexican housing market, among other factors. In 2013, our results were affected by a reduction of activity in the Mexican construction sector and a slowdown in the rate of awards of new projects, partially offset by the continuing growth of our concessions business, in which several concessions entered operations in 2013. The rate of awards decreased in 2013 due to the change of administration as well as the new administration’s initial focus on structural reforms.

The construction and infrastructure operations, and as a result, our results of operations, are substantially influenced by political and economic conditions in Mexico. In June 2013, Mexican President Enrique Peña Nieto announced the National Development Plan for the period 2013 to 2018. The new program contemplates investments of approximately U.S.$ 415 billion, representing 5.7% of Mexico’s gross domestic product, in over 1,000 projects in the transportation, water management, energy and urban development sectors. The majority of the budget (approximately 64%) is expected to be allocated to the energy sector, and investment in highways is expected to represent approximately U.S.$ 17 billion, or 4.1% of the proposed new program. The program is expected to generate 3.9 million jobs and to contribute to Mexico’s economic development. Mexico entered into a recession beginning in the fourth quarter of 2008, and in 2009 GDP fell by approximately 6.5%. Due to the impact of the turmoil in the global financial system and the recession in Mexico, the rate of awards of infrastructure projects in Mexico was slower in 2009 than we anticipated, particularly in the areas of energy, ports and railways. Mexico’s economy has since expanded, with GDP posting positive growth of 5.5% in 2010, 3.9% in 2011, 3.9% in 2012 and to a lesser extent 1.1% in 2013. The Mexican government has also extended the time period for certain bidding processes for the awards, in part because of the need to reevaluate the corresponding projects’ feasibility in the current economic environment.

On April 29, 2014, Mexican President Enrique Peña Nieto announced the National Infrastructure Plan for the period 2014 – 2018. The new program contemplates investments of approximately Ps. 7,750 million (U.S.$ 593 million) in: (i) transportation and communication; (ii) energy; (iii) hydraulic development; (iv) health facilities; (v) urban development and housing; and (vi) tourism development.

Our business strategy is to grow our construction business as well as to grow and diversify into construction-related activities, particularly infrastructure, which we believe offer opportunities for potentially higher growth, higher margins, and reduced volatility of operating results. Our goal is also to generate a greater portion of our consolidated revenues from our Concessions and Airports segments over the medium term. These two segments in aggregate represented 25% and 14% of our consolidated revenues in 2013 and 2012, respectively. Our infrastructure and other investments represent an actively managed portfolio of investments; some may be held to maturity and others may be divested prior to maturity, based on market developments or opportunities to redeploy capital in new projects, according to our strategic plan.

A. OPERATING RESULTS

Certain U.S. dollar amounts have been translated from Mexican pesos for convenience purposes at an exchange rate of Ps. 13.06 per U.S.$ 1.00, the free market exchange rate for Mexican pesos on December 31, 2013, as reported by Banxico.

Our operations are divided into the following four segments: (1) Civil Construction, (2) Concessions, (3) Airports, and (4) Corporate and Other.

Consolidated Results of Operations for the Three Years Ended December 31, 2013

Total Revenues

Total revenues decreased 22% in 2013 from 2012. This decrease was primarily due to a reduction in the number of public works contracts in Mexico generally and a decrease in our Corporate and Other segment revenues related to housing sales, partially offset by an increase in revenues in our Airports and Concessions segments.

Total revenues increased 11% in 2012 from 2011. This increase was primarily due to the completion of construction of several major medium term projects, including the construction work in the SPC projects, which became operational in 2012, and the Autovia Urbana Sur expressway. All of the business segments reported growth in total revenues, after eliminations.

The following table sets forth the revenues of each of our segments and divisions for each of the years in the three-year period ended December 31, 2013. See Note 41 to our consolidated financial statements.

	Year Ended December 31,
	2013			2012			2011
	(Millions of Mexican pesos)	(Percentage of Total)		(Millions of Mexican pesos)	(Percentage of Total)		(Millions of Mexican pesos)	(Percentage of Total)
Revenues:
Civil Construction	Ps. 21,744	74%		Ps. 30,458	80%		Ps. 27,169	79%
Concessions	3,965	13%		2,402	6%		2,254	7%
Airports	3,420	12%		3,098	8%		2,776	8%
Corporate and Other	872	3%		2,556	7%		2,470	7%
Eliminations	(445)	(2%	)	(392)	(1%	)	(410)	(1%	)

Total	Ps. 29,556	100%		Ps. 38,122	100%		Ps. 34,259	100%

Gross Profit

Gross profit increased 24% to Ps. 6,083 million in 2013 compared to Ps. 4,924 million in 2012. Gross profit as a percentage of total revenue increased to 21% compared to 13% in 2012, primarily due to the absence of capitalized interest included within cost of sales during construction of concessions as a result of the concessions entering into the operating phase and the absence in 2013 of adjustments made in 2012 for the impairment of certain of our housing assets and recognition of provisions made related to projects in 2012. Our greatest gross profit increases were in our concessions segment.

Gross profit decreased 7% to Ps. 4.924 million in 2012 compared to Ps. 5,281 million in 2011. Gross profit as a percentage of total revenue decreased to 13% compared to 15% in 2011, primarily due to adjustments made in 2012 for the impairment of certain of our housing assets and recognition of provisions for projects during the year. Our greatest gross profit increases were in our Airports and Civil Construction segments.

General Expenses

Selling, general and administrative expenses decreased 18% to Ps. 3,012 million in 2013 compared to Ps. 3,695 million in 2012, in line with the 21% decrease in our revenues in 2013 from 2012. The decrease in 2013 was primarily due to a reduction in salaries and benefits in accordance with the decreased volume of activities, as well as a reduction in our provision for employee bonuses. Additionally, our real estate business within the Corporate and Other segment focused on cost reduction due to the significant reduction in its business during the year, leading to a reduction in expenses of 39%. Selling, general and administrative expenses as a percentage of total revenue increased to 10.2% in 2013 compared to 9.7% in 2012. The increase as a percentage of total revenue was due primarily to the difference in time required to implement the reduction of certain fixed expenses compared with the direct effect on revenues of decreased activity in the sector, partially offset by the focus on cost reduction in the real estate business within our Corporate and Other segment.

Selling, general and administrative expenses increased 27% to Ps. 3,695 million in 2012 compared to Ps. 2,904 million in 2011. The increase in 2012 was primarily due to a comparable growth in our total revenues at 11%. The primary factors underlying this growth in expenses are several fold, and include our acquisition of San Martin, a mining services construction company in Peru, which made up 16% of the overall increase in general expenses, an increase in expenses related to a ramp-up in our Panamanian operations (that is, the Corredor Norte Highway, the Avenida Domingo Diaz extension and the PAC-4 project), which made up 13% of the overall increase in general expenses, an increase in expenses related to promotion and bidding processes, which made up 11% of the overall increase in general expenses, and an increase in employee salaries and benefits, which made up 11% of the overall increase in general expenses. Such increases in expenses amounted to Ps. 257 million, representing 51% of the overall increase in general expenses. Selling, general and administrative expenses as a percentage of total revenue generally remained flat at 9.7% in 2012 compared to 8.5% in 2011.

Other Income and Expenses, Net

In 2013, our net other income was Ps. 61 million, compared to Ps. 450 million in 2012. The decrease was principally due to the recognition of an additional payment due of Ps. 544 million for the purchase of the San Martin subsidiary based on its financial performance. Other income in 2013 was mainly comprised of such additional payment, offset by a Ps. 586 million gain on sales of shares in certain investments, mainly RCO.

In 2012, our net other income was Ps. 450 million, compared to Ps. 490 million in 2011, and included in 2012 principally Ps. 436 million related to the revaluation of our investment property, and a Ps. 13 million gain in sales of property, plant and equipment.

Operating Income

The following table sets forth operating income or loss of each of our segments for each of the years in the three-year period ended December 31, 2013.

	Year Ended December 31
	2013	2012	2011
	(Millions of Mexican pesos)
Operating Income:
Civil Construction	Ps. 891	Ps. 833	Ps 990
Airports	1,145	1,148	917
Concessions	1,577	98	822
Corporate and Other	(291)	(629)	176
Eliminations	(189)	229	(38)

Total	Ps. 3,133	Ps 1,679	Ps. 2,867

Operating margin	11%	4%	8%

Operating income increased 87% in 2013 from 2012. This increase was driven primarily by the absence of capitalized interest classified within cost of sales (as is done during the construction phase) in certain concessions that entered into operations in 2013 as well as the absence in 2013 of an impairment of housing assets that we reported in 2012. Operating income decreased 41% in 2012 from 2011. This decrease was principally due to profit associated with certain sales in 2011 in the Concessions segment, namely the Corredor Sur and the two PPS projects, Irapuato –La Piedad and Queretaro – Irapuato, as well as the recognition of impairment of housing assets in the Corporate and Other segment in 2012 related to instability in the housing industry caused by the entrance into reorganization proceedings (Concurso mercantil) of several of our competitors.

Civil Construction

The following table sets forth the revenues and operating income of the Civil Construction segment for each of the years in the three-year period ended December 31, 2013.

	Year Ended December 31,
	2013	2012	2011
	(Millions of Mexican pesos)
Revenues	Ps 21,744	Ps. 30,458	Ps. 27,169
Operating income	891	833	990
Operating margin	4%	3%	4%

Revenues. The 29% decrease in the Civil Construction segment’s revenues in 2013 from 2012 principally reflected a lower volume of work as a result of the completion of several large projects in 2012 such as the Autovia Urbana Sur, construction work for the SPC projects and Phase 3 of the Rio de los Remedios-Ecatepec highway, as well as an overall decrease in 2013 in the rate of execution of projects in backlog in 2013. The following projects together contributed 43% of revenues in 2013: Mitla-Tehuantepec, La Yesca, Barranca LargaVentanilla, Avenida Domingo Diaz and certain projects in the San Martin subsidiary. The 12% increase in the Civil Construction segment’s revenues in 2012 from 2011 was principally due to the high volume and pace of work on the construction of the SPC projects, which increased by 248% for the Sonora SPC project and by 344% for the Guanajuato SPC project, as well as the consolidation of San Martin (Ps. 2,024 million), our acquired mining sector construction company in Peru. These projects together contributed 23% to revenues in 2012.

Operating Income. Operating income for the Civil Construction segment increased by 7% in 2013 from 2012, primarily due to the reserves made in 2012 for doubtful accounts in Line 12 of the Mexico City Metro as well as in other projects entered into in accordance with our policies, and a reduction in expenses, as well as the margins of projects under construction during 2013. Operating income for the Civil Construction segment decreased by 16% in 2012 from 2011, primarily due to the reduction in revenues.

Concessions

The following table sets forth the revenues and operating results of our Concessions segment for each year in the three-year period ended December 31, 2013.

	Year Ended December 31,
	2013	2012	2011
	(Millions of Mexican pesos)
Revenues	Ps. 3,965	Ps. 2,402	Ps 2,254
Operating Income	1,577	98	822
Operating Margin	40%	4%	36%

The following table sets forth the material revenue streams in our Concessions segment for each year in the three-year period ended December 31, 2013:

	Year Ended December 31,
	2013		2012		2011
	(Millions of Mexican pesos)	(Percent of Total)	(Millions of Mexican pesos)	(Percent of Total)	(Millions of Mexican pesos)	(Percent of Total)
Tolls	Ps. 834	21%	Ps. 664	28%	Ps. 1,058	47%
Construction	941	24	603	25	348	15
Financing	1,504	38	451	19	508	23
Other	686	17	684	29	340	15

Total	Ps. 3,965	100%	Ps. 2,402	100%	Ps. 2,254	100%

Revenues in the Concessions segment are generated from various sources, as noted in the table above. Tolls represent the collection of fees from the operation of our concessions, which generally stems from use of toll roads, fees for the availability and use of toll-free roads and fees by volume of treated water delivered to municipalities. Construction revenues are comprised of construction on our concession assets pursuant to IFRS Interpretations Committee Interpretation No. 12 (“IFRIC 12”), Concession Arrangements. The first phase of development of a concession is the construction or rehabilitation of the asset, following which the operation and maintenance phase takes place over a specified period. To carry out the construction phase of a project, our respective concessionaire subsidiary subcontracts construction, entering into an EPC contract with a construction company. If such construction company is a related party that we consolidate, those construction revenues are recognized by our construction subsidiary in the Civil Construction segment. In addition, because our concessionaire subsidiary has entered into a construction and operating agreement with the grantor of the concession, it also recognizes construction revenues within the Concession segment pursuant to IFRIC 12. Upon consolidation, the construction revenues recognized by our concessionaire subsidiary are eliminated from the concession segment such that solely construction revenues recognized pursuant to IFRIC 12 are recognized only in the Civil Construction segment. However, segment results of both the Civil Construction and Concession segments include the related construction revenues. For the year ended December 31, 2013, 2012 and 2011, intersegment revenues as a result of the above accounting treatment for construction services accounted for Ps.2,349 million, or 59%, Ps.6,908 million, or 288%, and Ps. 3,992 million, or 177%, respectively, of our Concessions segment revenues. The decrease in intersegment revenues in 2013 was principally due to a decrease in intersegment contracts between our construction company and our concession companies, principally due to the completion of construction work under the SPC contracts in 2012.

Our concessionaire subsidiary may also enter into an EPC contract with a third party, as is the case of construction of rights of way and environmentally related construction such as environmental impact assessments. In such cases, our construction subsidiary does not perform any construction services, and therefore does not recognize any construction revenues; our concessionaire subsidiary, however, continues to recognize construction revenues pursuant to the guidance in IFRIC 12, which are disclosed in the table above.

The Concessions segment also contains financing income and other income. Financing income is composed of two sources: (i) the reimbursement of the cost of financing obtained to build infrastructure assets granted under concession arrangements and (ii) interest income earned on concession assets accounted for as long-term accounts receivable. Income from other sources is composed primarily of conservation and maintenance of highways and construction income related to construction by third parties.

Revenues. The Concessions segment’s revenue was Ps. 3,965 million in 2013. The 65% increase in revenue over 2012 was due primarily to financing income from the Rio de los Remedios project and, to a lesser extent, to the commencement of operations of the La Piedad bypass, Rio Verde-Ciudad Valles highway and Rio de los Remedios – Ecatepec Phase 2. The segment had 11 highways, four concessioned water projects and one port as of December 31, 2013. Of these 18 concessions, seven were operational at year-end, and two (the Rio de los Remedios – Ecatepec highway and the Kantunil-Cancun highway) were in partial operation. The Concessions segment’s revenue was Ps. 2,402 million in 2012. The 7% increase in revenue over 2011 was due primarily to construction revenues and an increase in the revenues from the operation of the Corredor Sur expressway in Panama, although traditionally the segment’s revenues are principally derived from the collection of tolls on toll roads, fees for the availability and use of toll-free roads and fees by volume of treated water delivered to the municipalities. The segment had 9 highways, four concessioned water projects, two SPC projects and one port as of December 31,2013. Of these 18 concessions, 11 were operational at year-end, and two (the Rio de los Remedios – Ecatepec highway and the Rio Verde – Ciudad Valle) were in partial operation. The source of revenues in the Concessions segment depends on the mix of concessions under construction versus in operation and the nature of those concessions (financial versus intangible) as well as our active management of our investments in the segment, including whether we hold them to the end of the term or sell all or part of our interest in them. Therefore, revenue streams may vary from year to year. For example we have recently experienced a trend of increased construction revenues and financial income in this segment, as we enter into new concessions in the construction phase, which are classified as financial, as opposed to intangible, assets. This trend may change as a result of the foregoing factors.

Operating Income. The Concessions segment reported a fifteen-fold increase in operating income for 2013 compared to 2012, principally due to the commencement of operations in the La Piedad bypass, the Rio Verde-Ciudad Valles highway, and the Rio de los Remedios-Ecatepec Phase 2 and the gain on sales of certain of our concessions in 2013, an increase in operating income from the Kantunil-Cancun tollroad, and finance and construction income during the construction phase in the Barranca Larga – Ventanilla concession and Palmillas – Apaseo El Grande projects which contributed Ps. 587 million to profit. The Concessions segment reported an 88% decrease in operating income for 2012 compared to 2011, principally due to the gain on sale of the Queretaro-Irapuato and Irapuato-La Piedad PPP highways in the third quarter of 2011 for approximately Ps. 441 million, which did not recur in 2012.

Airports

The following table sets forth the revenues and operating results of our Airports segment for each year in the three-year period ended December 31, 2013.

	Year Ended December 31,
	2013	2012	2011
	(Millions of Mexican pesos)
Revenues	Ps. 3,420	Ps. 3,098	Ps. 2,776
Operating Income	1,145	1,147	917
Operating Margin	33%	37%	33%

Revenues. The Airports segment’s revenues increased by 10.4% in 2013 from 2012, primarily as a result of an increase in both aeronautical and non-aeronautical revenues . The sum of aeronautical and non-aeronautical revenues in 2013 increased by 8.7% as compared to 2012.

Aeronautical revenues, principally from passenger charges, increased by 6.5% in 2013 from 2012. The increase in passenger charges was attributable to an increase in revenues from passenger charges from Ps. 1,752 million in 2012 to Ps. 1,854 million in 2013. This increase in passenger charges was attributable to a 5.5% increase in passenger traffic from 12.5 million in 2012 to 13.3 million in 2013.

Non-aeronautical revenues increased 15.6% in 2013 from 2012, primarily due to revenues from our checked baggage-screening service, which increased by 149.3% to Ps. 64 million in 2013, as well as revenues from hotel services, which increased by 11% to Ps. 177 million in 2013 from Ps. 159 million in 2012, OMA Carga operations, which increased by 38% to Ps. 43 million in 2013 from Ps. 31 million in 2012, car rental services, which increased by 22% to Ps. 46 million in 2013 from Ps. 37 million in 2012, and food and beverage services, which increased by 13% to Ps. 46 million in 2013 from Ps. 41 million in 2012. Total terminal passenger traffic volume increased 6% in 2013 compared to 2012. Domestic terminal passenger traffic volume increased 6.4%, while international terminal passenger traffic volume increased 0.4%. The main percentage increases in total terminal passenger traffic volume (excluding transit passengers) in 2013 as compared to 2012 were at the Reynosa (with a 29% increase), Acapulco (with a 13% increase), Torreón (with a 13% increase) and Mazatlán (with a 9% increase) airports, while the Monterrey airport had the greatest absolute increase in total terminal passenger traffic volume. The main percentage decreases in total terminal passenger traffic (excluding transit passengers) in 2013 as compared to 2012 were at the San Luis Potosí (with a 3% decrease), Durango (with a 2% decrease) and Zacatecas (with a 2% decrease) airports.

The Airports segment’s revenues increased by 12% in 2012 from 2011, primarily as a result of an increase in both aeronautical and non-aeronautical revenues. The sum of aeronautical and non-aeronautical revenues in 2012 increased by 15% as compared to 2011.

Aeronautical revenues, principally from passenger charges, increased 14% in 2012 from 2011 in 2012 from 2011. The increase in passenger charges was attributable a 7% increase in passenger traffic from 12.0 million in 2011 to 12.8 million in 2012.

Non-aeronautical revenues increased 17% in 2012 from 2011, primarily due to revenues from our checked baggage-screening service, which has been operating since March 1, 2012 and amounted to approximately Ps. 26 million in 2012, as well as revenues from hotel services, which increased by 12% to Ps. 158 million in 2012 from Ps. 142 million in 2011, car parking services, which increased by 10% to Ps. 124 million in 2012 from Ps. 113 million in 2011, the leasing of space, which increased by 15% to Ps. 59 million in 2012 from Ps. 51 million in 2011, and advertising, which increased by 9% to Ps. 82 million in 2012 from Ps. 75 million in 2011. Total terminal passenger traffic volume increased 7% in 2012 compared to 2011. Domestic terminal passenger traffic volume increased 8%, while international terminal passenger traffic volume increased 2%. The main percentage increases in total terminal passenger traffic volume (excluding transit passengers) in 2012 as compared to 2011 were at the Reynosa (with a 39.9% increase), Torreon (with a 10.5% increase), Monterrey (with a 9.4% increase) and Chihuahua (with a 9.3% increase) airports, while the Monterrey airport had the greatest absolute increase in total terminal passenger traffic volume. The main percentage decreases in total terminal passenger traffic (excluding transit passengers) in 2012 as compared to 2011 were at the Acapulco (with a 8.2% decrease) and Mazatlan (with a 7.3% decrease) airports.

Operating Income. The Airports segment reported a 0.2% decrease in operating income for 2013 compared to 2012, mainly as a result of the increase in total revenues.

The Airports segment reported a 25% increase in operating income for 2012 compared to 2011, mainly as a result of the growth in revenues and heightened control of costs and expenses.

Corporate and Other

The Corporate and Other segment includes our housing assets, including our horizontal housing assets, which have been reverted to operating assets but, due to their relative size, are no longer presented as a stand-along segment. The segment also includes the administrative operations of our holding and subholding companies, including functions that are not directly managed by our other business segments. The following table sets forth the revenues and operating income of the Corporate and Other segment for each year in the three-year period ended December 31, 2013.

	Year Ended December 31,
	2013		2012		2011
	(Millions of Mexican pesos)
Revenues	Ps. 872		Ps. 2,556		Ps. 2,470
Operating (loss) income	(291)		(629)		177
%Margin	(33%	)	(25%	)	7%

Revenues. The Corporate and Other segment’s revenues decreased by 66 % in 2013 from 2012, principally due to a decrease in housing sales.

The Corporate and Other segment’s total revenues increased by 3% in 2012 from 2011, principally due to a 77% increase in residential unit sales by ViveICA, which represented 100% of the Corporate and Other segment’s total revenue increase.

Operating Income. The Corporate and Other segment’s operating loss decreased to Ps. 291 million in 2013 from a loss of Ps. 629 million in 2012, which is due to an impairment recognized in our housing business assets in 2012.

The Corporate and Other segment’s operating income decreased to a loss of Ps. 629 million in 2012 from a gain of Ps. 177 million in 2011, which is primarily due to an impairment recognized in our housing business assets in 2012. See Note 10 to our consolidated financial statements.

Backlog

The following table sets forth, at the dates indicated, our backlog of Civil Construction, mining services and other services contracts, which are consolidated, and joint venture and associated company contracts, which are unconsolidated.

	As of December 31,
	2013		2013	2012	2011
	(Millions of U.S. dollars)		(Millions of Mexican pesos)
Civil Construction Backlog	U.S.$	2,346	Ps. 30,658	Ps. 27,187	Ps. 19,814
Mining Services Backlog		379	4,949	7,035	—
Other Services Backlog		57	751	1,130	—
Joint Venture and Associated Company Backlog		832	10,864	21,737	8,911

Civil Construction Backlog

Total Civil Construction segment backlog at December 31, 2013 increased compared to December 31, 2012, reaching Ps. 30,658 million primarily due to the new Palmillas-Apaseo El Grande tollroad project and the Mitla-Tehuantepec highway.

Total Civil Construction segment backlog at December 31, 2012 increased compared to December 31, 2011, reaching Ps. 27,187 million primarily due to the addition of new project awards replacing other executed projects, primarily the Barranca Larga – Ventanilla project in the Civil Construction segment for Ps. 5,255 million.

The table below sets forth the seven projects that represented approximately 80% of backlog in the Civil Construction segment December 31, 2013.

	Amount	Estimated Completion Date	% of Civil Construction Backlog
	(Millions of Mexican pesos)
Civil Construction Backlog
Mitla-Tehuantepec highway	Ps. 7,635	Fourth quarter of 2015	25%
Barranca Larga Ventanilla highway	3,953	Third quarter of 2014	13%
Sonora Highway	2,029	Second quarter of 2019	7%
Domingo Diaz Avenue	1,498	Third quarter of 2014	5%
Lazaro Cardenas TEC II Container Terminal	1,999	Third quarter of 2014	7%
Tepic Bypass	1,864	Second quarter of 2014	6%
Palmillas – Apaseo El Grande tollroad	5,407	Third quarter of 2015	18%

As of December 31, 2013, approximately 12% of Civil Construction segment backlog was attributable to construction projects outside Mexico, and public sector projects represented approximately 83% of our total backlog.

Our book and burn index (defined as the ratio of new Civil Construction contracts, plus net Civil Construction contract additions, to executed Civil Construction works) was 1.2 in 2012 compared to 1.2 in 2013. New contract awards and net increases to existing contracts during 2013 offset the execution of projects during the year, primarily due to the inclusion of the Mitla-Tehuantepec project in Civil Construction backlog. Absent the inclusion of that contract, we have seen a trend of a decreasing book and burn index as result of the abovementioned decrease in sector activity. This trend continued in the first quarter when our book and burn index decreased to 0.5. Based on the Mexican administration’s announced plans for infrastructure over the next five years, we are optimistic that the new administration will make infrastructure a priority, which should result in the increase in the rate of awards in the latter half of 2014, although we cannot provide any assurance of such increases.

Mining and Other Services Backlog

As of December 31, 2013, our backlog of long-term mining and other services contracts, which relate primarily to San Martin, our mining construction company in Peru, totaled Ps. 5,700 million.

Total mining services and other backlog at December 31, 2013 decreased compared to December 31, 2012, primarily because the rate of completion of projects was higher than the rate of our acquisition of new contracts.

Joint Venture and Associated Company Backlog

As of December 31, 2013, our backlog of unconsolidated joint venture and associated company contracts, which relate primarily to the industrial construction operations of our unconsolidated joint venture, ICA Fluor, totaled Ps. 10,864 million.

Our total joint venture and associated company backlog at December 31, 2013 decreased compared to December 31, 2012, reaching Ps. 10,864 million, primarily due to the inclusion of the Mitla-Tehuantepec project in Civil Construction backlog instead of in joint venture and associated company backlog, as it was classified in 2012.

Our total joint venture and associated company backlog at December 31, 2012 increased compared to December 31, 2011, reaching Ps. 21,737 million, primarily due to ICA Fluor’s increased activity in 2012.

Financing Cost, Net

The following table sets forth the components of our net financing costs for each year in the three-year period ended December 31, 2013.

	Year Ended December 31,
	2013	2012	2011
	(Millions of Mexican pesos)
Interest expense	Ps. 2,966	Ps. 2,434	Ps 1,731
Interest income	(270)	(303)	(213)
Exchange (gain) loss, net	357	(1,126)	1,485
Loss on financial instruments	326	155	318

Financing cost, net(1)	Ps. 3,379	Ps. 1,160	Ps. 3,321

(1)	Does not include net financing costs of Ps. 616 million, Ps. 1,061 million and Ps. 940 million in 2013, 2012 and 2011, respectively, that are included in cost of sales. See Note 37 to our consolidated financial statements.

Net financing costs in 2013 reached Ps. 3,379 million. The 191% increase in net financing costs in 2013 from 2012 was mainly due to an exchange loss caused by an appreciation in 2012 of the Mexican peso relative to the U.S. dollar and the effect it had on us primarily due to our senior notes due 2021 and 2017, which were issued in U.S. dollars; the slight depreciation of the peso in 2013 resulted in an exchange loss as compared to the gain in 2012.

Net financing costs in 2012 reached Ps. 1,160 million. The 65% decrease in net financing costs in 2012 from 2011 was mainly due to exchange gains (related to the appreciation of the Mexican peso relative to the U.S. dollar) offsetting increased interest expenses, which in turn increased 41% primarily due to higher average debt levels.

Interest expense increased 22% in 2013 compared to 2012, primarily due to the entrance of several concessions into operations, which caused us to include interest expense in concessions in operation instead of capitalizing it in cost of sales for concessions in the construction phase.

Interest expense increased 41% in 2012 compared to 2011, primarily due to an increase in debt. See Note 37 to our consolidated financial statements.

Interest income decreased 11% in 2013 due to greater use of cash.

Interest income increased 42% in 2012 due to an increase in average invested cash balances.

Our total debt as of December 31, 2013 decreased 18% compared to December 31, 2012, representing primarily the final payment of the La Yesca debt along with other loans, as well as a decrease in our consolidated debt due to the classification of the SPC projects as assets held for sale.

Our total debt as of December 31, 2012 increased 0.8% compared to December 31, 2011, representing the net effect of contracting new indebtedness primarily for concessioned projects even as we repaid most of the indebtedness associated with the La Yesca hydroelectric project.

At December 31, 2013 and March 31, 2014, we had U.S.$ 1,210 million and U.S.$ 1,414 million, respectively, of debt issued or guaranteed as joint obligor or guarantor by our parent company.

At December 31, 2012 and March 31, 2013, we had U.S.$ 1,043 million and U.S.$ 1,058 million, respectively, of debt issued or guaranteed as joint obligor or guarantor by our parent company.

At December 31, 2013, 2012 and 2011, 43%, 36% and 50%, respectively, of our total debt was denominated in currencies other than Mexican pesos, principally U.S. dollars. We may in the future incur additional non-peso denominated indebtedness. Declines in the value of the Mexican peso relative to such other currencies could both increase our interest costs and result in foreign exchange losses. Conversely, an increase in the value of the Mexican peso relative to such other currencies could have the opposite effect.

Share in Results of Joint Ventures and Associated Companies

Our share in joint ventures and associated companies includes the operations of our industrial construction affiliate ICA Fluor; our environmental services affiliate PMA Mexico, which operates municipal potable water treatment and supply, sewage, waste water treatment and other waste management systems; our real estate affiliate Los Portales S.A.; and our affiliate Actica, among others. Our industrial construction operations through ICA Fluor accounted for 62%, 61% and 67% of our total share in results of joint ventures and associated companies as of December 31, 2013, 2012 and 2011, respectively.

The following table sets forth our share in results of unconsolidated joint ventures and associated companies by segment for each year in the three-year period ended December 31, 2013.

	Year Ended December 31,
	2013	2012	2011
	(Millions of Mexican pesos)
Civil Construction	Ps. 210	Ps. 338	Ps. 252
Concessions	21	(93)	(44)
Corporate and Other	119	164	78

Total	Ps. 350	Ps. 409	Ps. 286

We include the results of our investments in the following associated companies and joint ventures in our Civil Construction segment ICA Fluor, Grupo Radio Kronsa, Constructoras de Infraestructura de Agua del Potosí, Infraestructura y Saneamiento Atotonilco, Aquos El Realito, Administracíon y Servicios, the Atotonilco water treatment plant and the Acapulco Scenic Bypass.

We include our share of the results of the following associated companies and alliances in the Concessions segment: PMA Mexico, Autovia Nuevo Necaxa – Tihuatlan, Autovia Mitla – Tehuantepec, Renova – Atlatec, Suministro de Agua de Queretaro and Aguas Tratadas del Valle de Mexico.

We include the results of our investments in the following companies in the Corporate and Other segment: Los Portales, Fideicomiso Banco Invex, S.A. and Actica.

Our share of income of unconsolidated associated companies represented a gain of Ps. 409 million in 2012 as compared to a gain of Ps. 286 million in 2011, which primarily reflected an increase in ICA Fluor revenues of Ps. 55 million, as well as an increase in income from the El Realito Aqueduct and the Atotonilco water treatment plant in an amount of Ps. 50 million and an improvement in corporate results and other revenues from Los Portales, the Fideicomiso Banco Invex, S.A. and Actica.

Tax

In December 2013, the Mexican Congress approved a tax reform that was enacted in 2013 and became effective on January 1, 2014. The previous fiscal consolidation regime, which had permitted a parent company to report taxes on a consolidated basis, including those of majority-owned subsidiaries, was eliminated. Additionally, the tax reform eliminated the IETU regime and planned reductions in the statutory income tax rate were eliminated, such that the tax rate will continue at 30%.

Tax liabilities due to the effects of deconsolidation as of December 31, 2013 will continue to be paid under the terms of the previous tax law. As of December 31, 2012, we had recorded a Ps. 4,901 million liability for deconsolidation, of which amount Ps. 274 million were recorded as short-term and Ps. 4,627 million were recorded as a long-term liability. As of December 31, 2013 our estimated total liability for tax deconsolidation was Ps. 3,913 million, of which amount we have recorded Ps. 260 million as short-term and Ps. 3,653 million as a long-term liability. See Note 28 to our consolidated financial statements.

We do not expect to make additional provisions for IETU. As a result of the repeal of the IETU, the deferred IETU tax liability that we had recognized of Ps. 512 million in 2013 was cancelled for accounting purposes as of the date of the promulgation of the tax reform. See Note 28 to our consolidated financial statements.

In 2013, we recorded consolidated net tax benefits of Ps. 596 million, which included ISR benefits and asset tax of Ps. 105 million and IETU benefits of Ps. 491 million. As of December 31, 2013, we recorded a deferred ISR asset of Ps. 4,546 million comprised of net deductible temporary differences of Ps. 4,199 million, Ps. 250 million related to tax credits for foreign taxes paid and IMPAC recoverable of 97 million. Additionally, we recorded a net deferred ISR liability of Ps. 1,641 million mainly of Ps. 1,693 of taxable temporary differences and Ps. 51 million of benefit of taxable temporary difference on items included in other comprehensive income. Our effective tax rate was (574)% in 2013. The (570)% decrease over 2012 was due primarily to the recovery of Ps. 145 million in taxes on assets (140%) (Asset tax, or IMPAC), and the cancelation of Ps.512 million of deferred IETU tax liability (494%).

In 2012, we recorded consolidated net tax benefits of Ps. 35 million, which included ISR benefits of Ps. 51 million and an IETU expense of Ps. 16 million. As of December 31, 2012, we recorded a net deferred ISR asset of Ps. 7,696 million related to tax losses generated by our subsidiaries of Ps. 7,115 million, as well as a deferred IETU asset of Ps. 200 million and Ps. 381 million related to tax credits for foreign taxes paid. Additionally, we recorded a net deferred ISR liability of Ps. 4,773 million comprised mainly of Ps. 4,641million of temporary taxable differences, Ps. 581 million benefit of taxable temporary differences on items included in other comprehensive income and a deferred IETU liability of Ps. 713 million. Our effective tax rate was (3.75) % in 2012. The 205% decrease over 2011 was due primarily to tax credits from foreign taxes paid. See Note 28 to our consolidated financial statements.

In 2011, we recorded a consolidated net tax benefit of Ps. 338 million, which included ISR benefits of Ps. 44 million and IETU benefits of Ps. 294 million. See Note 28 to our consolidated financial statements. As of December 31, 2011, we had a deferred ISR asset of Ps. 3,177 million related to tax losses generated by our subsidiaries, as well as a net deferred ISR liability of Ps. 1,073 million related to other net taxable temporary differences and a net IETU liability of Ps. 526 million. Our effective tax rate was 201% in 2011, which corresponded to 259% of cancellation of deferred IETU partially offset by the effects of permanent differences.

The statutory tax rate in Mexico is 30%. Generally, the differences between effective tax rates and statutory tax rates are due to different rates for foreign subsidiaries, the effects of inflation and exchange rate fluctuations.

Income from Continuing Operations

We reported consolidated income from continuing operations of Ps. 700 million in 2013, compared to Ps. 963 million in 2012. The decrease was primarily due to an exchange loss related to the depreciation of the Mexican peso relative to the U.S. dollar compared to a significant exchange gain in 2012 and an increase in our financial expense due to an increase in interest expense in 2013 because we no longer capitalized interest in cost of sales related to certain concessions that entered into operation in 2013, offset by an increase in our operating income and deferred income tax benefits recognized in 2013 as a result of the new tax law. See “Item 5. Operating and Financial Review and Prospects—Tax.”

We reported consolidated income from continuing operations of Ps. 963 million in 2012, compared to Ps. 170 million in 2011. The increase was primarily due to exchange gains related to the appreciation of the Mexican peso relative to the U.S. dollar, which added to the slight increase in our total operating income as described above.

Discontinued Operations

We reported income from discontinued operations of Ps. 723 million in 2013, which reflected the revenues from our SPC projects, which have been reclassified as discontinued operations due to the share purchase agreement with CGL that we announced in January 2014. Pursuant to such agreement, CGL is expected to acquire 70% of our interest in the SPC projects through the acquisition of shares in the projects’ holding company. Through this transaction, we expect to deconsolidate all SPC debt upon closing, which remains subject to customary approvals.

We reported income from discontinued operations of Ps. 567 million in 2012, which primarily reflected SPC construction revenues and financing income during the construction phase.

Net Income

We reported consolidated net income of Ps. 1,422 million in 2013, compared to consolidated net income of Ps. 1,529 million in 2012, representing a decrease of 7%.

We reported consolidated net income of Ps. 1,529.million in 2012, compared to consolidated net income of Ps. 1,747 million in 2011, representing a decrease of 12%.

Net income of non-controlling interest was Ps. 999 million in 2013 and Ps. 574 million in 2012. Net income of controlling interest was Ps. 424 million in 2013 and Ps. 955 million in 2012.

Net income of non-controlling interest was Ps. 574 million in 2012 and Ps. 310 million in 2011. Net income of controlling interest was Ps. 955 million in 2012 and Ps. 1,437 million in 2011.

Critical Accounting Policies and Estimates

Below is a description of the principal critical accounting policies which require the significant use of estimates and the judgment of management based on their experience and current events, as well as a description of the respective accounting internal control.

Accounting for Construction Contracts

Accounting Policy

Revenue is recognized to the extent that it is probable that the economic benefits associated with the transaction will flow to the company. Revenue is measured at the fair value of the consideration received or receivable and represents the amounts receivable for goods and services provided in the normal course of activities.

For accounting purposes, we recognize revenue from construction contracts using the percentage of completion method, considering total costs and revenues estimated at the end of the project, established in International Accounting Standard 11 “Construction Contracts” (IAS 11). The percentage of completion method requires us to timely ascertain the performance of the project and appropriately present the legal and economic substance of the contract. Under this method, the revenues from the contract are matched with the costs incurred in reaching the stage of completion, resulting in the reporting of revenue, expenses and profit which can be attributed to the proportion of work completed.

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

Variations in the scope of construction works may arise due to several factors, including: improvements in the construction process due to reduced supplies or runtime, local regulatory changes and changes in the conditions for the execution of the project or its implementation, design changes requested by the customer and the geological conditions not included in the original plan. Additionally, and in order to identify possible changes in contracts, we have implemented a method whereby these changes can be identified and reported, and whereby the amounts can be quantified and approved and the changes implemented efficiently on projects. A variation in contract revenue is recognized when (a) it is probable that the changes will be approved and the amount of revenue resulting from the change, (b) the amount of revenue can be reliably measured and c) it is probable that the economic benefits flow to the entity. Claims or incentives for early completion are recognized as part of the revenue of a contract, provided that there is sufficient evidence that the customer will authorize payment for these items. Consequently, claims and incentives are included in contract revenue only when (a) negotiations have reached an advanced stage such that it is probable that the customer will accept the claim, and (b) the probable amount to be accepted by the customer can be reliably determined. With respect to incentive payments, revenues are recognized only when the execution of the contract is significantly advanced to conclude that the specified standards of performance will be achieved or exceeded and the amount of the incentive payment can be reliably measured.

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

When a contract includes construction of various facilities, construction of each facility is treated as a separate profit center when: (i) separate proposals have been submitted for each facility; (ii) each facility has been subject to separate negotiation and we and the customer have been able to accept or reject that part of the contract relating to each asset; (iii) the costs, revenues and profit margin of each asset can be identified.

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

Internal Control

As part of the planning process of a construction contract before commencing any project, we review the principal obligations and conditions of the specific contract for the purpose of reasonably estimating (i) the projected revenue, (ii) the costs to be incurred in the project, (iii) the gross profit of the project, and (iv) identify the rights and obligations of the parties based on this analysis and in conjunction with the legal and economic rights to receive payment for the work performed, as specified in each contract.

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

Construction backlog takes into account only those projects over which we have control. We consider ourselves to have control when we have a majority participation in the project, when we are assigned leadership and we have the power to make decisions over the relevant operating and financial decisions of the entity that holds the construction project. In a case in which there is contractual joint control, the percentage of the contract is incorporated in the backlog according to our participation in the association and our rights regarding liabilities and obligations regarding liabilities, as defined in IFRS 11 “Joint Arrangements.” For disclosure purposes only and separately, we include the backlog of joint ventures and associated companies, which are accounted for using the equity method. See Note 8(b) to our consolidated financial statements.

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

A financial asset is originated when an operator constructs or makes improvements to the infrastructure and the operator has an unconditional right to receive a specific amount of cash or other financial asset during the contract term. An intangible asset is originated when the operator constructs or makes improvements and is allowed to operate the infrastructure for a fixed period after the construction ends. In this case the operator’s future cash flows have not been specified, because they may vary depending on the use of the asset and they are therefore considered contingent.

A combination of both – a financial asset and an intangible asset – is originated when the return/profit for the operator is partially provided by a financial asset and partially by an intangible asset.

We recognize and measure contractual obligations for major maintenance of infrastructure in accordance with IAS 37. We believe that periodic maintenance plans for infrastructure, whose cost is recorded in expenses in the period in which the obligation arises, are sufficient to maintain the concession in good operating condition, in accordance with the obligations specified by the grantor and to ensure the delivery of the related infrastructure in good operating use at the end of the term of the concession, ensuring that no additional significant maintenance costs will arise as a result of the reversion to the grantor.

When the effect of the time value of money is material, the amount of the provision equals the present value of the expenditures expected to be required to settle the obligation. Where discounting is used, the carrying amount of the provision increases in each period to reflect the passage of time and this increase is recognized as a borrowing cost. After initial recognition, we review provisions at the end of each reporting period and we adjust them to reflect current best estimates.

Adjustments to provisions arise from three sources: (i) revisions to estimated cash flows (both in amount and timing); (ii) changes to present value due to the passage of time; and (iii) revisions of discount rates to reflect prevailing current market conditions. In periods following the initial recognition and measurement of the maintenance provision at its present value, the provision is revised to reflect estimated cash flows being closer to the measurement date. The unwinding of the discount relating to the passage of time is recognized as a financing cost and the revision of estimates of the amount and timing of cash flows is a reassessment of the provision and charged or credited as an operating item within the consolidated statements of income and other comprehensive income.

Accounting Policy

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

For certain investments in concessions, a financial asset is recorded at fair value and is subsequently valued at amortized cost by calculating interest through the effective interest method at the date of the financial statements, based on the yields determined for each of the concession contracts. For other concessions, an intangible asset, are recorded at their acquisition or construction cost. The comprehensive cost of financing accrued during the construction period is capitalized.

Expenditures for property, plant and equipment, including renewals and improvements which extend useful lives, acquired subsequent to the transition date to IFRS, are capitalized and valued at acquisition cost.

Depreciation is recognized so as to write off the cost or deemed cost of assets (other than freehold land and properties under construction).

We calculate depreciation on our fixed assets, such as buildings, furniture, office equipment and vehicles, over the useful life of the asset, taking into consideration the related asset’s residual value. Depreciation begins in the month in which the asset is available for use. The depreciation of machinery and equipment is calculated according to the units of production method (machine hours used in regard to total estimated usage hours of the assets during their useful lives, which range from 4 to 10 years). Depreciation begins in the month in which the asset is placed in service. In investment in concessions, amortization as in the case of our investment in highways and tunnel concessions involving the use of facilities over the period of the concession is calculated by the units of production method. In the case of water treatment plants we consider treated water volumes. At the airport concessions, amortization is determined by considering the term of the concession, which is 50 years.

Financing costs incurred during the construction and installation of buildings and machinery and equipment are capitalized.

We review residual values, useful lives and depreciation methods at the end of each year and adjusted prospectively if applicable. If the depreciation method is changed, this is recognized in retrospectively.

The depreciation of property, plant and equipment is recorded in results. Land is not depreciated.

We periodically evaluate the impairment of long-lived assets, in order to determine whether there is evidence that those assets have suffered an impairment loss. If impairment indicators exist, the recoverable amount of assets is determined, with the help of independent experts, to determine the extent of the impairment loss, if any. When it is not possible to estimate the recoverable amount of an individual asset, we estimate recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, we reduce the carrying amount of the asset (or cash-generating unit) to its recoverable amount. An impairment loss is recognized immediately in profit or loss. When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

The maintenance costs of airports, which are approved in the master development plan, are provisioned with a charge to results of the year; in the other concessions, the provision is created with a charge to results of the year for the amount which is expected to be disbursed.

Internal Control

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

In addition, as part of the process to determine the recoverable values of our cash-generating units, when there are indicators of impairment, we perform sensitivity analyses that measure the effect of key performance variables on projected net cash flows, considering the most probable outcomes of those variables. The critical variables used in our sensitivity analyses for the determination of recoverable value consider those variables that create value in each of our projects. These include (i) operating revenues, (ii) costs of operation and (iii) macroeconomic conditions, including foreseeable changes in interest rates. Our analyses also include contractually agreed-upon values related to maintenance and other investments when we are contractually bound to incur such investments in certain projects. Variations in discount rates are taken into account considering general changes in market interest rates and are applied to three possible scenarios with respect to projections of revenues: an optimistic case, a probable case (base case) and a pessimistic case. We consider that this range of outcomes is sufficiently broad to help us analyze the limits of the value of each critical variable and can also be broad enough for us to effectively consider projects that are in their mature phase. Variations are considered with respect to individual variables as well as with respect to “cross variations” where we apply simultaneous changes to combined variables.

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

Income Tax

Accounting Policy

We determine and recognize the tax currently payable and deferred tax. The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of income and other comprehensive income because of items of income or expense that are taxable or deductible in periods different from when they are recognized in accounting profit or for items that are never taxable or deductible.

In December 2013, the Mexican government enacted a package of tax reforms, which includes several significant changes to income tax laws included the elimination of the Business Flat Tax (“IETU”) and the tax consolidation regime. Because the IETU law was eliminated, the deferred IETU that we had recorded for accounting purposes was canceled on the date of enactment of the tax reform. With respect to tax deconsolidation, three alternatives are offered to companies to deconsolidate from a tax perspective and thus determine the deferred tax at December 31, 2013, including a deferred payment scheme over the next five fiscal years for the impact of deconsolidation.

A new optional tax regime “fiscal integration regime” was introduced for groups of companies that meet certain conditions and requirements similar to the previous consolidation regime. The principal aspects of this regime are: (i) a minimum holding of 80% is required in the shares entitled to vote in the integrated companies, by the integrating company, (ii) allows the deferral of a portion of income tax for up to three years, requiring strict controls of current income tax expense and payments made at the individual level, iii) tax loss carry forwards generated in prior years of the integrated companies or the integrating company may not be considered and only tax loss carry forwards generated after the date from which the regime is effective may be considered, (iv) an integrating factor is required to be calculated, which is applied by all companies in the group, individually, to determine the income tax payable and deferred for three years.

We determine the tax provisions of foreign subsidiaries based on taxable income of each individual company.

We recognize the deferred income taxes from the applicable temporary differences resulting from comparing the accounting and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Except as mentioned in the following paragraph, we recognize deferred tax liabilities for all taxable temporary differences and deferred tax assets are recognized for all deductible temporary differences and the expected benefit of tax losses. We review the carrying amount of deferred tax assets at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

We recognize deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries, except where we are able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

We measure our deferred tax assets and liabilities at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which we expect, at the end of the reporting period, to recover or settle the carrying amount of our assets and liabilities.

We recognize current and deferred taxes as income or expense in profit or loss, except when it relates to items recognized outside of profit or loss, as in the case of other comprehensive income, stockholders’ equity items, or when the tax arises from the initial recognition of a business combination, in which case we recognize the tax in other comprehensive income as part of the equity item in question or, in the recognition of the business combination, respectively.

We presume that for the purposes of measuring deferred tax liabilities and deferred tax assets for investment properties that are measured using the fair value model, the carrying amounts of such properties, will be recovered entirely through sale, unless the presumption is rebutted. The presumption is rebutted when the investment property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. We reviewed our investment property portfolios and concluded that none of our investment properties are held under a business model whose objective is to consume substantially all of the economic benefits embodied in the investment properties over time, rather than through sale. Therefore, we have determined that the “sale” presumption set out in the amendments to IAS 12 is not rebutted.

Deferred tax assets and liabilities are offset when a legal right to offset assets with liabilities exists and when they relate to income taxes relating to the same tax authorities and we intend to liquidate its assets and liabilities on a net basis.

Derivative Financial Instruments

We enter into derivative financial instruments to hedge our exposure to interest rate and foreign currency exchange risk including foreign currency forward contracts, interest rate swaps and combined interest rate and foreign exchange swaps (cross currency swaps), related to the financing for our construction and concessions projects.

Accounting Policy

We recognize initially the derivatives at fair value at the date the derivative contract is entered into and subsequently, we remeasure them at fair value at the end of each reporting period. Fair value is determined based on recognized market prices. When the derivative is not listed on a market, fair value is based on valuation techniques accepted in the financial sector. Valuations are conducted quarterly in order to review the changes and impacts on the consolidated results.

We recognize the resulting gain or loss from remeasurement to fair value in profit or loss unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is greater than 12 months and it is not expected to be realized or settled within 12 months. We present other derivatives as current assets or current liabilities.

Hedge accounting

At the inception of the hedge relationship, we document the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, we document whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

When the related transaction complies with all hedge accounting requirements, we designate the derivative as a hedging financial instrument (either as a cash flow hedge, a foreign currency hedge or a fair value hedge) at the time we enter into the contract. The decision to apply hedge accounting depends on economic or market conditions and economic expectations in the national or international markets. When we enter into a derivative for hedging purposes from an economic perspective, but such derivative does not comply with all the requirements established by IFRS to be considered as hedging instruments, the gains or losses from the derivative financial instrument are recorded in the results of the period. Our policy is not to enter into derivative instruments for purposes of speculation but certain instruments that we contract do not qualify to be accounted for as hedging instruments and are considered for accounting purposes as negociation.

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

For cash flow hedges (including interest rate swaps and interest rate options) and foreign currency hedges designated as foreign currency cash flow hedges and including exchange rate instruments, foreign currency swaps and foreign currency options, we recognize the effective portion within statement of comprehensive income as a component of other comprehensive income. We recognize the ineffective portion immediately in the interest income or expense of the period.

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

For fair value hedges, the change in the fair value of the hedging instruments and the change in the hedged item attributable to the hedged risk are recognized in the line item in the statement of income and other comprehensive income relating to the hedged item.

Interruption of hedge accounting

Hedge accounting is discontinued when we revoke the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any accumulated gain or loss on the hedging instrument recognized in other comprehensive income remains there until the hedged item affects results. When a forecasted transaction is no longer expected to occur, the accumulated gain or loss is reclassified immediately to results.

We carry out tests of effectiveness for derivatives that qualify as hedging instruments from an accounting perspective at least every quarter and every month if material changes occur.

For those derivatives that do not comply with hedge accounting requirements, the fluctuation in their fair value is recognized in profit or loss of the period when valued.

Internal Control

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

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Derivative Financial Instruments.”

Other Policies

Accounting for Real Estate Sales

Accounting Policy

We recognize revenues derived from sales of low income housing, residential environment, and real estate in accordance with International Financial Reporting Interpretations Committee “Agreements for the Construction of Real Estate” (or IFRIC 15) and IAS 18, the house or real estate development is completed and, when the risks and benefits of the housing have been transferred to the buyer, which occurs upon passage of title to the buyer.

For sales of developments in which financial resources are obtained from financial institutions, revenue is recognized only when the properties are completed, the respective financing is received and the deed had been finalized. When we provide financing, revenue is recognized upon the execution of the deed of delivery-receipt, which is the moment upon which the risks, benefits, rights and obligations of the property have been transferred to the buyer and only when is probable that the economic benefits associated with the transaction will flow to us. We retain neither ongoing management involvement in the property sold in the degree to which usually is associated with an owner, except for the reservation of title, which is released at the time the price has been paid in full and the deed is ultimately processed.

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

Internal Control

To determine any possible impairment of our land held for development, we carry out appraisals every two to three years or more frequently when events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the valuation is less than the carrying value of the inventory, an impairment loss is recorded in results of the period in which the impairment was determined.

With respect to inventory in-process, approximately 81% of homes under construction and unsold finished homes are within the low-income sector, while the remainder is within the moderate-income sector. With respect to homes in the low income sector, sales of such homes are generally financed by government-sponsored housing fund programs, which provide financial aid to customers to stimulate home purchases in this sector. Prices of homes in this sector are generally regulated by such government programs, thereby limiting our flexibility to establish sale prices. Sale prices in this sector are therefore sensitive to the availability of funding offered by the government under such programs as well as conditions prevailing in the Mexican economy, which in turn can be affected by global economic conditions. However, through 2013, we have not historically experienced significant fluctuations in sales in this sector and have been able to maintain a stable gross margin of between 30% and 35%. Despite the global financial crisis, Mexican governmental policies supporting housing development have continued, albeit at a slower pace. Although we expect that trend to continue, any strict price controls put in place by the Mexican federal government or inherent from adverse economic conditions in Mexico that exceed our current operating margin could cause an impairment with respect to housing in this sector.

With respect to homes in the moderate-income sector, on a quarterly basis, we perform a review of estimated revenues and costs for the projects in-process to evaluate the sector’s operating margin. Additionally, on an annual basis, we perform formal impairment tests based on discounted cash flow projections and to determine the expected rates of returns of the project. Such cash flow projections incorporate actual revenues and costs through the date of the evaluation as well as estimated future investments we expect to incur to complete and sell the project. Revenues are projected based on the current selling price of the home, considering any discounts that we may offer. Selling prices for the moderate-income sector are based on market studies of what a willing buyer would pay, comparable prices for similar projects in the areas in which we develop and the general economic conditions in Mexico. We only offer discounts on sale prices of homes when sales prices have increased over time and the discount would not exceed the original sale price of the home. Our policy is not to grant discounts when the discounted sales price would result in a value lower than the carrying value of the inventory. Our management determines discounts on a home-by-home basis. Cost estimates are based on our cost budgeting system as discussed above. Impairment is recognized when the fair value less costs to sell is less than the carrying amount of the inventory. As in the low-income sector, we generally earn a gross margin of approximately 28% to 30% in this sector. Accordingly, we are only recognize impairment on inventories in the moderate-income sector if we offer discounts greater than our operating margin or otherwise significantly reduce our prices below our operating margin because of, for example, market forces or deteriorating economic factors. We have not historically recognized impairment on inventory in this sector, nor have our cash flow projections through 2013 indicated any impairment loss for the inventory of homes in this sector.

In both the low- and moderate-income sectors, we have seen a 74.5% decrease in the last quarter of 2013 compared to the last quarter of 2012 and a 23.5% increase in the first quarter of 2014 in home sales, when compared to the same period in the prior year.

See Note 5 to our consolidated financial statements for further information regarding additional critical accounting policies.

Effect of Application of the Critical Accounting Policies and Estimates on Results and Financial Position

Set forth below are the results derived from the application of the aforementioned policies and their effects on our consolidated financial statements as of and for the years ended December 31, 2013, 2012 and 2011.

Construction Contracts

Our consolidated financial statements for the year ended December 31, 2013 included a provision for costs relating to project terminations amounting to Ps. 743 million and a machinery lease provision of Ps. 387 million. Our consolidated financial statements for the year ended December 31, 2012 included a provision for costs relating to project terminations amounting to Ps. 1,106 million and a machinery lease provision of Ps. 575 million. Our consolidated financial statements as of December 31, 2011 included a provision for costs relating to project terminations amounting to Ps. 407 million and the repair and maintenance of machinery under lease agreements amounting to Ps. 610 million. As of December 31, 2013, 2012 and 2011, our consolidated financial statements include an allowance for doubtful accounts related to construction contracts of Ps. 897, Ps. 1,401 million and Ps. 1,332 million, respectively. Allowances and provisions were recorded based on our best estimates and current circumstances. If these circumstances change, we may need to modify the amount of allowances and provisions we have recorded.

Below is a table of relevant projects of civil construction with either upward and downward changes in gross profit and their corresponding accounting effect due to favorable or unfavorable adjustments to contracts based on the percentage-of-completion method. The net changes in project profitability from revisions in estimates, both increases and decreases, were a net increase of Ps. 51 million, a decrease of Ps. 1,412 million and an increase of Ps. 438 million for the years ended December 31, 2013, 2012 and 2011, respectively. The projects are summarized as follows:

	Number of Projects		Ranges of changes in gross profit (1)					Adjustments to contracts
			Range of increase in projects with upward changes			Range of decrease in projects with downward changes
	Upward changes	Downward changes	From	To		From	To	Favorable	Unfavorable
Year ended December 31, 2013	2	2	Ps 104	Ps. 298		Ps. (139)	Ps. (212)	Ps. 402	Ps. (351)
Year ended December 31, 2012	1	5	Ps. 88	Ps. 88	(2)	Ps. (96)	Ps. (686)	Ps. 88	Ps. (1,500)
Year ended December 31, 2011	4	2	Ps. 230	Ps. 365		Ps. (189)	Ps. (517)	Ps. 1,144	Ps. (706)

(1)	Contract amounts were selected whose variation in gross margin was higher than Ps. 91 million, Ps. 86 million and Ps. 71 million for the years ended December 31, 2013, 2012 and 2011, respectively.
(2)	No range since it is one project.

Income Tax

In 2013, we recorded a net tax of Ps.(596) million, which reflected the following components:

•	a current ISR and asset tax expense of Ps. 182 million,

•	a deferred ISR benefit of Ps. 287 million,

•	a current IETU expense of Ps. 22 million, and

•	a deferred IETU benefit of Ps. 512 million.

As of December 31, 2013, we recorded a deferred ISR asset of Ps. 4,546 million comprised of net deductible temporary differences of Ps. 4,199, Ps. 250 million related to tax credits for foreign taxes paid and IMPAC recoverable of 97 million. Additionally, we recorded a net deferred ISR liability of Ps. 1,641 million mainly related to net taxable temporary differences, primarily of Ps. 1,693 million of taxable temporary differences and Ps. 151 million of benefit of taxable temporary differences on items included in other comprehensive income.

Tax losses as of December 31, 2013 have been recognized, as we believe we will be able to recover such losses based on our projections and business plan. Our existing level of backlog is expected to generate a greater volume of business in the future, resulting in increased taxable income that will compensate deferred tax assets recognized as of December 31, 2013.

In 2012, we recorded a net tax of Ps. 35 million, which reflected the following components:

•	a current ISR expense of Ps. 101 million,

•	a deferred ISR benefit of Ps. 152 million,

•	a current IETU expense of Ps. 116 million, and

•	a deferred IETU benefit of Ps. 100 million.

As of December 31, 2012, we recorded a net deferred ISR asset of Ps. 7,696 million comprised of net deductible temporary differences of Ps. 7,115 million, as well as a deferred IETU asset of Ps. 200 million and Ps. 381 million related to tax credits for foreign taxes paid. Additionally, we recorded a net deferred ISR liability of Ps. 4,773 million comprised mainly of Ps. 4,641 million of temporary taxable differences, Ps. 581 million of taxable temporary differences on items included in other comprehensive income and a deferred IETU liability of Ps. 713 million.

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

In 2011, we recorded a net tax benefit of Ps. 338 million, which reflected the following components:

•	a current ISR expense of Ps. 190 million,

•	a deferred ISR benefit of Ps. 234 million,

•	a current IETU benefit of Ps. 24 million, and

•	a deferred IETU benefit of Ps. 270 million.

As of December 31, 2011, we recorded a deferred ISR asset of Ps. 338 million comprised of net deductible temporary differences of Ps. 3,177 million, as well as a net deferred ISR liability of Ps. 1,073 million related to other net taxable temporary differences and a net IETU liability of Ps. 526 million. Tax losses as of December 31, 2011 have been recognized, as we believe we will be able to recover such losses either by offset of deferred tax liabilities that will reverse in subsequent periods or projections of future taxable income. Our existing level of backlog is expected to generate a greater volume of business in the future, resulting in increased taxable income that will compensate deferred tax assets recognized as of December 31, 2011.

At December 31, 2013, 2012 and 2011, we also had an asset tax credit carry forwards of Ps. 6,485, Ps. 3,493 million and Ps. 2,084 million, respectively.

The tax payable for deconsolidation and IMPAC is Ps.4,690 million, payable as follows: Ps.286 million pesos in 2014 (reflected in current liabilities at December 31, 2013) and Ps.1,808 million from 2015 to 2018 and the remaining amount from 2019 to 2023. The estimate that is reflected in the financial statements was determined based on the terms of the Mexican Income Tax Law.

Derivative Financial Instruments

We have entered into interest rate swaps and options (designated as cash flow hedges), foreign currency swaps and options (designated as foreign currency cash flow hedges) and other derivative instruments (designated as trading derivatives as they do not meet hedge accounting requirements) for the terms of some of our credit facilities with the objective of reducing the uncertainties resulting from interest rate and exchange rate fluctuations. To date, the results of our derivative financial instruments have been mixed. Their mark-to-market valuation as of December 31, 2013, decreased our derivative liabilities by Ps. 131 million and increased our derivative assets by Ps. 280 million. Those effects are reflected in our consolidated equity by Ps. 207 million and Ps. 326 million in our consolidated statement of comprehensive income for 2013. Their mark-to-market valuation as of December 31, 2012, increased our derivative liabilities by Ps. 7 million and increased our derivative assets by Ps. 160 million. Those effects are reflected in our consolidated equity by Ps. 922 million and Ps. 155 million in our consolidated statement of comprehensive income for 2012.

Long-Lived Assets

As of December 31, 2013, we did not recognize any impairment of long-lived assets.

Accounting for Low Income Housing Sales and Costs

As of December 31, 2013, we did not recognize an impairment in our real estate inventories or low income housing inventories.

Recently Issued Accounting Standards

New International Financial Reporting Standards

Effective January 1, 2013, we adopted the following International Financial Reporting Standards and interpretations on the consolidated financial statements:

•	Amendments to IFRS 7 Disclosures- Offsetting Financial/Assets and Financial/Liabilities.

•	IFRS 13, Fair Value Measurement

•

IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IAS 27 (as revised in 2011) Separate Financial Statements and IAS 28 (as revised in 2011) Investments in Associates and Joint Ventures

•	Amendments to lAS 1, Presentation of Financial Statements (as part of the Annual Improvements to IFRSs 2009 - 2011 Cycle issued in May 2012)

•	IAS 19, Employee Benefits (as revised in 2011)

The impact of these new standards on our financial statements is described as follows:

Amendments to IFRS 7 Disclosures- Offsetting Financial/ Assets and Financial/ Liabilities

We have applied the amendments to IFRS 7 Disclosures - Offsetting Financial Assets and Financial Liabilities for the first time in the current year. The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement.

The amendments have been applied retrospectively. As the Group does not have any offsetting arrangements in place, the application of the amendments has had no material impact on the disclosures or on the amounts recognized in the consolidated financial statements.

Impact of the application of IFRS 10

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements and SIC-12 Consolidation - Special Purpose Entities. IFRS 10 changes the definition of control such that an investor has control over an investee when a) it has power over the investee; b) it is exposed, or has rights, to variable returns from its involvement with the investee and c) has the ability to use its power to affect its returns. All three of these criteria must be met for an investor to have control over an investee. Previously, control was defined as the power to determine the financial and operating policies of an entity so as to obtain benefits from its activities. Additional guidance has been included in IFRS 10 to explain when an investor has control over an investee. Some guidance included in IFRS 10 that deals with whether or not an investor that owns less than 50% of the voting rights in an investee has control over the investee is relevant to us.

We made an assessment as at the date of initial application of IFRS 10 (i.e. 1 January 2013) as to whether or not we have control over our investments in accordance with the new definition of control and the related guidance set out in IFRS 10 identified the investments in which we have control.

Impact of the application of IFRS 11

IFRS 11 replaces lAS 31 lnterests in Joint Ventures, and the guidance contained in a related interpretation, SIC-13 Jointly Controlled Entities - Non-Monetary Contributions by Venturers, has been incorporated in lAS 28 (as revised in 2011). IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified and accounted for; joint control exists only when decision about the relevant activities require the unanimous consent of the parties sharing control. Under IFRS 11, there are only two types of joint arrangements - joint operations and joint ventures. The classification of joint arrangements under IFRS 11 is determined based on the rights and obligations of parties to the joint arrangements by considering the structure, the legal form of the arrangements, the contractual terms agreed by the parties to the arrangement, and, when relevant, other facts and circumstances. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. Previously, lAS 31 contemplated three types of joint arrangements - jointly controlled entities, jointly controlled operations and jointly controlled assets. The classification of joint arrangements under lAS 31 was primarily determined based on the legal form of the arrangement (e.g. a joint arrangement that was established through a separate entity was accounted for as a jointly controlled entity).

The initial and subsequent accounting of joint ventures and joint operations is different. Investments in joint ventures are accounted for using the equity method (proportionate consolidation is no longer allowed). lnvestments in joint operations are accounted for such that each joint operator recognizes its assets (including its share of any assets jointly held), its liabilities (including its share of any liabilities incurred jointly), its revenue (including its share of revenue from the sale of the output by the joint operation) and its expenses (including its share of any expenses incurred jointly). Each joint operator accounts for the assets and liabilities, as well as revenues and expenses, relating to its interest in the joint operation in accordance with the applicable Standards.

We reviewed and assessed the classification of our investments in joint arrangements in accordance with the requirements of IFRS 11, concluding that our investment listed below, which was classified as a jointly controlled entities under lAS 31 and was accounted for using the proportionate consolidation method, should be classified as a joint venture under IFRS 11 and accounted for using the equity method.

The change in accounting of our investment in Autovia Necaxa Tihuatlan, S.A. de C.V., ICA Fluor, S. de R.L. de C.V. Rodio Kronsa, S.A., Los Portales, S.A., Suministro de Agua de Queretaro, S.A. de C.V., Aquos El Realito, S.A. de C.V., Renova Atlatec, S.A. de C.V., Mitla Tehuantepec, S.A. de C.V., Constructora de Infraestructura de Aguas Potosi, S.A. de C.V., Actica Sistemas, S. de R.L. de C.V., C7AI Servicios Industriales Especializados, S.A. de C.V., Infraestructura y Saneamiento de Atotonilco, S.A. de C.V. and Administracion y Servicios Atotonilco, S.A. de C.V. has been applied in accordance with the relevant transitional provisions set out in IFRS 11. Comparative amounts for 2011 have been restated to reflect the change in accounting for our investments. The initial investment as of January 1, 2012 for the purposes of applying the equity method is measured as the aggregate of the carrying amounts of the assets and liabilities that we had previously proportionately consolidated (see the tables below for details). Also, we have performed an impairment assessment on the initial investment as at 1 January 2012 and concluded that no impairment loss is required.

Impact of the application of IFRS 12

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the application of IFRS 12 has resulted in more extensive disclosures in the consolidated financial statements (see notes 17, 18 and 19 for details).

Impact of the application of IFRS 13 Fair Value Measurement

We have applied IFRS 13 for the first time in the current year. IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The scope of IFRS 13 is broad; the fair value measurement requirements of IFRS 13 apply to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are within the scope of lAS 17 leases, and measurements that have some similarities to fair value but are not fair value (e.g. net realizable value for the purposes of measuring inventories or value in use for impairment assessment purposes).

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value under IFRS 13 is an exit price regardless of whether that price is directly observable or estimated using another valuation technique. Also, IFRS 13 includes extensive disclosure requirements.

IFRS 13 requires prospective application from January 1, 2013. In addition, specific transitional provisions were given to entities such that they need not apply the disclosure requirements set out in the Standard in comparative information provided for periods before the initial application of the Standard. In accordance with these transitional provisions, we have not made any new disclosures required by IFRS 13 for the 2012 comparative period (please see note 30 for the 2013 disclosures). Other than the additional disclosures, the application of IFRS 13 has not had any material impact on the amounts recognized in the consolidated financial statements.

Impact of the application of Amendments to lAS 1 Presentation of Financial Statements (as part of the Annual Improvements to IFRSs 2009 - 2011 Cycle issued in May 2012)

The Annual Improvements to IFRSs 2009 - 2011 have made a number of amendments to IFRSs. The amendments that are relevant to us are the amendments to lAS 1 regarding when a statement of financial position as at the beginning of the preceding period (third statement of financial position) and the related notes are required to be presented. The amendments specify that a third statement of financial position is required when a) an entity applies an accounting policy retrospectively, or makes a retrospective restatement or reclassification of items in its financial statements, and b) the retrospective application, restatement or reclassification has a material effect on the information in the third statement of financial position. The amendments specify that related notes are not required to accompany the third statement of financial position.

In the current year, we have applied a number of new and revised IFRSs (see the discussion above), which has resulted in material effects on the information in the consolidated statement of financial position as of January 1, 2012. In accordance with the amendments to lAS 1, we have presented a third statement of financial position as of January 1, 2012 without the related notes except for the disclosure requirements of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors as detailed below.

Impact of the application of IAS 19 Employee Benefits (as revised in 2011)

In the current year, we have applied IAS 19 Employee Benefits (as revised in 2011) and the related consequential amendments for the first time. IAS 19 (as revised in 2011) changes the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in the fair value of plan assets when they occur, and hence eliminate the “corridor approach” permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. All actuarial gains and losses are recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus. Furthermore, the interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a “net interest” amount under IAS 19 (as revised in 2011), which is calculated by applying the discount rate to the net defined benefit liability or asset. These changes have had an impact on the amounts recognized in profit or loss and other comprehensive income in prior years (see the tables below for details). In addition, IAS 19 (as revised in 2011) introduces certain changes in the presentation of the defined benefit cost including more extensive disclosures.

Specific transitional provisions are applicable to first-time application of IAS 19 (as revised in 2011). We have applied the relevant transitional provisions and restated the comparative amounts on a retrospective basis (see the tables below for details).

Quantification of the financial effects of the implementation of new and revised standards in the preceding paragraph:

Effects of the application of IFRS 11

Investments in joint ventures are no longer proportionately consolidated and are valued using the equity method.

	Year ended December 31,
Consolidated Statements of Income:	2012	2011
Decrease in revenue	Ps. 9,420,717	Ps. 6,222,271
Decrease in cost of sales	7,522,022	5,424,927
Decrease in gross profit	1,898,715	797,344
Decrease in other expenses	10,521	4,549
Decrease in operating income	1,751,842	566,143
(Decrease) increase in financing cost	(111,835)	138,319
Decrease in net income for the year	2,766	14,773

Decrease in income for the year attributable to:
Controlling interest	(660)	14,727
Non-controlling interest	3,426	46

Effects of the application of IAS 19 (as revised in 2011)

	Year ended December 31,
Consolidated Statements of Income:	2012	2011
Increase in administration expenses	Ps 250,724	Ps. 40,610
Decrease in income tax	(75,217)	(12,183)

Decrease in net income for the year	175,507	28,427

Decrease in income for the year attributable to:
Controlling interest	175,261	28,427
Non-controlling interest	246	—

Consolidated Statements of Financial Position

	December 31, 2011 (as previously reported)	IFRS 11 adjustments	IAS 19 adjustments	January 1, 2012 (as adjusted)
Cash and cash equivalents	Ps. 10,899,714	Ps. (2,018,082)	Ps. —	Ps. 8,881,632
Customers and other receivables	38,212,821	(977,130)	—	37,235,691
Construction materials inventory and real state inventories	9,306,921	(1,099,038)	—	8,207,883
Advances to subcontractors and others	2,218,125	(393,111)	—	1,825,014
Financial assets from concessions	8,488,478	(3,154,401)	—	5,334,077
Intangible assets from concessions	14,768,140	(1,640,410)	—	13,127,730
Property, plant and equipment, net	4,565,736	(713,429)	—	3,852,307
Investment properties	55,898		—	55,898
Investment in associated companies	5,485,563	224,236	—	5,709,799
Investment in joint venture	—	1,932,861	—	1,932,861

	December 31, 2011 (as previously reported)	IFRS 11 adjustments	IAS 19 adjustments	January 1, 2012 (as restated)
Prepaid expenses and other assets, net	1,515,621	(306,934)	—	1,208,687
Notes payable Current portion of long-term debt	(19,714,473)	75,287	—	(19,639,186)
Trade accounts payable and other payable accounts	(15,965,079)	3,226,150	—	(12,738,929)
Advances from customers	(3,921,824)	755,033	—	(3,166,791)
Long-term debt	(30,320,024)	3,592,538	—	(26,727,486)
Labor obligations	(607,306)	88,912	(40,610)	(559,004)
Other long-term liabilities	(5,755,185)	395,335	—	(5,359,850)
Deferred income taxes	1,590,976	(25,582)	12,183	1,577,577

Total effect on net assets	Ps. 20,824,102	Ps. (37,766)	Ps. (28,427)	Ps. 20,757,910

Total effect on equity	Ps. (20,824,102)	Ps. 37,766	Ps. (28,427)	Ps. (20,757,910)

	December 31, 2012 (as previously reported)	Reversal of discontinued operations presented in 2012	IFRS 11 adjustments	IAS 19 adjustments	December 31, 2012 (as adjusted)
Cash and cash equivalents	Ps. 8,412,601	Ps. 38,823	Ps. (1,848,436)	Ps. —	Ps. 6,602,988
Customers and other receivables	34,630,811	288,253	(2,111,599)	—	32,807,465
Construction materials inventory and real state inventories	5,996,776	2,369,562	(1,306,518)	—	7,059,820
Advances to subcontractors and others	1,752,029	—	(202,621)	—	1,549,408
Assets classified as held for sale	3,041,845	(2,996,697)	(45,148)	—	—
Investment in Trust	—	243,943	(243,943)	—	—
Financial assets from concessions	15,596,174	—	(4,588,146)	—	11,008,028
Intangible assets from concessions	16,872,452	—	(1,725,277)	—	15,147,175
Property, plant and equipment, net	6,028,327	—	(722,365)	—	5,305,962
Investment properties	491,579	—	—	—	491,579
Investment in associated companies	5,844,933	—	246,512	—	6,091,445
Investment in joint venture	—	—	2,323,677	—	2,323,677
Prepaid expenses and other assets, net	2,206,290	56,116	(75,939)	—	2,186,467
Notes payable Current portion of long-term debt	(10,925,346)	—	330,711	—	(10,594,635)
Trade accounts payable and other payable accounts	(17,482,321)	(385,042)	3,743,611	—	(14,123,752)
Advances from customers	(4,088,014)	(108,289)	682,838	—	(3,513,465)
Liabilities directly associated with assets classified as held for sale	(673,168)	673,168	—	—	—
Long-term debt	(40,841,672)	—	4,680,605	—	(36,161,067)
Labor obligations	(670,880)	—	105,713	(291,334)	(856,501)
Other long-term liabilities	(8,479,961)	(4,526)	671,097	—	(7,813,390)
Deferred income taxes	2,949,255	(175,311)	61,353	87,400	2,922,697
Total effect on net assets	Ps. 20,661,710	Ps. —	Ps. (23,875)	Ps. (203,934)	Ps. 20,433,901

Total effect on equity	Ps. (20,661,710)	Ps. —	Ps. 23,875	Ps. 203,934	Ps. (20,433,901)

Impact on cash flows for the year ended 31 December 2012 on the application of the above new and revised Standards

	IAS 19 Adjustments	IFRS 11 Adjustments	Total
Net cash inflow (outflow) from operating activities	Ps. 203,934	Ps. (1,190,162)	Ps. (986,228)
Net cash outflow from investing activities	—	(585,284)	(585,284)
Net cash inflow from financing activities	—	1,363,043	1,363,043

Net cash inflow	Ps. 203,934	Ps. (412,403)	Ps. (208,469)

Impact on cash flows for the year ended 31 December 2011 on the application of the above new and revised Standards

	IAS 19 Adjustments	IFRS 11 Adjustments	Total
Net cash inflow (outflow) from operating activities	Ps. 28,427	Ps. (144,327)	Ps. (115,900)
Net cash outflow from investing activities	—	(422,718)	(422,718)
Net cash inflow from financing activities	—	959,151	959,151

Net cash inflow	Ps. 28,427	Ps. 392,106	Ps. 420,533

The impact of the application of the new and revised Standards on basic and diluted earnings per share

Changes in our accounting policies during the year as described in detail above affected only our continuing operations. To the extent that those changes have had an impact on results reported for 2012 and 2011, they have had an impact on the amounts reported for earnings per share.

The following table summarizes that effect on both basic and diluted earnings per share.

	Increase (decrease) in profit for the year attributable to the controlling interest		Increase (decrease) in basic and diluted earnings per share
	Year ended December 31		Year ended December 31
	2012	2011	2012	2011
	Thousands of Mexican pesos		Pesos per share
Application of IFRS 11	Ps. (660)	Ps. 14,727	Ps. (0.001)	Ps. 0.024
Application of IAS 19	175,261	28,427	0.289	0.045

	Ps. 174,601	Ps. 43,154	Ps. 0.278	Ps. 0.069

We have not applied the following new and revised IFRSs that have been issued but that are not effective until January 1, 2014 or a later date:

•	IFRS 9, Financial Instruments (“IFRS 9”) (2)

•	Amendments to IFRS 9 and IFRS 7, Mandatory Effective Date of IFRS 9 and Transition Disclosures (2)

•	Amendments to IFRS 10, IFRS 12 and IAS 27, Investment Entities (1)

•	Amendments to IAS 32, Offsetting Financial) Assets and Financial) Liabilities (1)

(1)	Effective for annual periods beginning on or after 1 January 2014, with earlier application permitted.
(2)	Effective for annual periods beginning on or after 1 January 2018, with earlier application permitted.

B. LIQUIDITY AND CAPITAL RESOURCES

General

Our principal uses of funds in 2013 were:

•	Ps. 2,865 million for Palmillas–Apaseo El Grande tollroad;

•	Ps. 306 million for ICA Fluor;

•	Ps. 262 million for the Rio Verde–Ciudad Valles highway;

•	Ps. 223 million for the Rio de los Remedios-Ecatepec project;

•	Ps. 129 million for Los Portales;

•	Ps. 107 million for the Autovia Urbana Sur expressway;

•	Ps. 97 million for the Nuevo Necaxa Tihuatlan expressway;

•	Ps. 135 million for the El Realito water treatment project;

•	Ps. 211 million for the Mitla- Tehuantepec highway;

•	Ps. 62 million for the Agua Prieta water treatment plant; and

•	Ps. 124 million for the Acapulco Scenic Bypass.

Our principal sources of funds in 2013 were third party financing for our construction and concessions, proceeds from project execution, operating cash flow and asset sales such as the sales of our stakes in RCO and GACN.

Our expected future sources of liquidity include cash flow from our Civil Construction, Concessions and Airport segments as well as from third party debt and equity for our construction and real estate projects. We cannot assure you that we will be able to continue to generate liquidity from these sources. We expect our principal future commitments for capital expenditures to include capital requirements related to new and existing concessions. Each of the concessions we currently have under contract has long-term third party financing. Our policy and practice is to have indicative arrangements in place for third party financing at the time we participate in a bid for a concession. It is also our policy and practice to have arrangements in place for third party financing at the time we participate in a bid for a construction project, if the construction project requires financing. Construction projects that require third party financing include those without traditional public works payment procedures, where we receive an initial payment in advance and we invoice the client periodically after making expenditures for the project. Our traditional public works contracts, on the other hand, require spending simultaneously with or after payment of invoices by the public project owner, thereby typically not requiring capital expenditures in excess of available funding. Because of our third-party financing policies and the procedures of our public works contracts, we expect our capital requirements related to concessions to vary less than our discretionary capital spending in other areas such as in non-public works construction, which are more often sensitive to market conditions, although there can be no assurance that our capital requirements related to concessions will not vary.

As of December 31, 2013 we had net working capital (current assets less current liabilities) of Ps. 4,146 compared to Ps. 5,234 as of December 31, 2012 and Ps. 8,027 million as of December 31, 2011. The decrease in our total net working capital at December 31, 2013 from December 31, 2012 was primarily attributable mainly to two concessions entering into their operating stage together with the slowdown on the collection cycle during the year. The decrease in our total net working capital at December 31, 2012 from December 31, 2011 was primarily attributable to the use of cash for the construction of the SPC projects.

Although from 2008 through 2010 we saw a trend toward lower net working capital balances in our Company, that trend was due in part to large payments made on a smaller volume of projects towards the end of 2007 than we currently have. From 2010 to 2013, we continued to experience the trend towards lower net working capital due in part to a larger portion of our concessions entering into their operating stage. During the construction phase of concession projects, we tend to experience higher working capital balances as a result of higher cash balances from the financing obtained for the concession project. During the operational phase of a concession, our cash balances may not be as high, as cash was utilized in the construction phase of the concession, and what remains is cash generated from the operation of the concession, as well as current payables related to the operations of concessions. We expect this trend to continue as more of our concessions move from the construction phase to the operational phase.

There can be no assurance, however, that the trend toward lower net working capital balances will not recur due to changes in the mix of projects under execution at any given time and their completion dates. Another trend toward our greater working capital needs is the growth of our Concessions segment, in which we have seen a trend toward greater investment requirements in infrastructure projects. When we perform construction under concessions, we generally must wait for an extended period—until after the concession has completed construction and begun operating—to recover the costs of construction. Additionally, our accounts receivables reflect a particular contracting scheme used in our Chicontepec II oil field and Package II of the Minatitlan refinery projects for Pemex where the contractor was paid only on major milestones, adding Ps. 334 million, Ps. 927 million and Ps. 1,241 million to our accounts receivable as of December 31, 2013, 2012 and 2011, respectively, and requiring us to provide significant advance funding. Finally, when constructing public works, we often experience a delay in payment of our invoices, particularly in the initial phases of a project. The impact of the turmoil in the global financial system, the recession in Mexico may result in delayed payment of monthly invoices for construction compared to what is historically typical. We believe that our working capital is sufficient to meet our requirements in connection with work we currently intend to carry out over both the short and long-term.

The increase in 2013 in current liabilities was primarily due to the slowdown in the collection cycle and its corresponding impact on the timing of our payments to providers. The decrease in 2012 in current liabilities was primarily due to the payment of bank debt related to the La Yesca project. The increase in 2011 in current liabilities was primarily due to the reclassification of the debt related to the La Yesca hydroelectric project to current liabilities and, to a lesser extent, the incurrence of bridge loan financing while we finalize long-term financing arrangements. Our liabilities have increased in line with increases in our volume of work and number of projects, which typically result in current liabilities to subcontractors and suppliers.

Our cash and cash equivalents (including restricted cash) were Ps. 5,417 million as of December 31, 2013, as compared to Ps. 6,603 million as of December 31, 2012 and Ps. 8,882 million as of December 31, 2011. At December 31, 2013, we had a current ratio (current assets over current liabilities) of 1.11, as compared to a current ratio of 1.19 at December 31, 2012. At December 31, 2012, we had a current ratio (current assets over current liabilities) of 1.19, as compared to a current ratio of 1.23 at December 31, 2011.

Cash and cash equivalents (including restricted cash) at year-end 2013 included:

•

Ps. 1,972 million, or 36.4% of our cash and cash equivalents, held in reserves established to secure financings, including any related expenses, in connection with the Acapulco Tunnel, the Kantunil-Cancun toll road, the Rio Verde-Ciudad Valles, the La Piedad bypass project, and the Palmillas project, all of which are restricted; and

•	Ps. 1,550 million, or 28.6% of our cash and cash equivalents, held in our Airports segment, which is unrestricted.

Some uses of cash and cash equivalents by certain of our less than wholly-owned subsidiaries require the consent of the other shareholders or partners, as applicable, of such subsidiary, which are Fomento de Construcciones y Contratas S.A. and Constructora Meco S.A. in the case of the Panama Canal (PAC-4) expansion project and the Domingo Diaz project in Panama. In the case of these entities, the consent of our partners or other shareholders is only required with respect to the use of cash and cash equivalents outside of normal budgeted operations. The budget for normal operations is set by the board of directors of each of these entities, which are comprised of equal numbers of members appointed by us and the other partner or shareholder. While the cash held in these entities is not designated for a specific use or set aside as a compensating balance, the requirements for its use could limit our access to liquid resources or limit us from freely deciding when to use cash and cash equivalents outside of normal operations. Additionally, a portion of our cash and cash equivalents are held in reserves established to secure financings. These resources form part of our restricted cash as presented in our statement of financial position. At December 31, 2013, Ps. 1,972 million, or 36%, of our cash and cash equivalents were held in reserves established to secure financings, including any related expenses, in connection with the following projects: the Acapulco Tunnel, the Kantunil–Cancun tollroad, and the La Piedad bypass. The reserve requirements of such financings could also limit our access to liquid resources and limit our ability to decide when to use our cash and cash equivalents. Also, certain projects under construction in 2012 are managed jointly with Promotora del Desarrollo de America Latina, S.A. de C.V., such as the construction of the second level of Periferico Sur in Mexico City, or Autovia Urbana Sur, and the Mitla-Tehuantepec highway. In the case of these entities, the consent of our partners or other shareholders is only required with respect to the use of cash and cash equivalents outside of normal budgeted operations. The budget for normal operations is set by the board of directors of the relevant subsidiary, which are comprised of members appointed by both us and the other partners or shareholders, depending on the terms of the bylaws of the entity. While the cash held in these entities is not destined for a specific use or set aside as a compensating balance, the requirements for its use could limit our access to liquid resources or limit us from freely deciding when to use cash and cash equivalents outside of normal operations. Additionally, a portion of our cash and cash equivalents are held in reserves established to secure financings and thus form part of our restricted cash balances. The reserve requirements of such financings could also limit our access to liquid resources and limit our ability to decide when to use our cash and cash equivalents. See “Item 3. Key Information—Risk Factors—A substantial percentage of our cash and cash equivalents are held through less-than-wholly owned subsidiaries or joint ventures, or in reserves, that restrict our access to them.”

We generated a net Ps. 168 million in operating activities during 2013, as compared to generating a net Ps. 6,430 million in operating activities during 2012. This decrease can mainly be attributed to La Yesca collections during 2012 and the completion of the social infrastructure projects, which we no longer report in construction revenues effective 2013. The underlying drivers that led to changes in our operating cash flows in 2013 were (i) a decrease in the number and volume of projects under execution, and (ii) increased use of our cash reserves because of an increase in long-term accounts receivable owed by our clients (due to payment structures of certain significant projects). We generated a net Ps. 6,430 million in operating activities during 2012, as compared to using a net Ps. 10,039 million in operating activities during 2011. This increase can be attributed to the collection on the accounts receivables related to the La Yesca hydroelectric project.

Portions of our assets are pledged to a number of banks under credit arrangements, including: Banco Santander (Mexico), S.A. Institución de Banca Multiple, Grupo Financiero Santander; Banco Inbursa, S.A. Institución de Banca Multiple, Grupo Financiero Inbursa; BBVA Bancomer Institución de Banca Multiple, Grupo Financiero BBVA Bancomer; Banco Mercantil del Norte, S.A., Grupo Financiero Banorte; Banco Nacional de Mexico, S.A., Integrante del Grupo Financiero Banamex; Banco del Bajio, S.A.; Banco Nacional de Obras y Servicios Publicos, S.N.C.; Bancolombia, S.A.; Deutsche Bank AG, London Branch; Interamerican Credit Corporation; Sociedad Hipotecaria Federal; Banco Nacional de Comercio Exterior, S.N.C.; and Institucion de Banca de Desarrollo. The assets we have pledged include collection rights under construction contracts, concessions, construction machinery and equipment, real property, dividend rights and shares of each of our financed concession projects. Notably among these, we have pledged our shares in the Autovia Urbana Sur highway concession, Autovia Necaxa-Tihuatlan, S.A. de C.V., or Auneti, our associate that operates the Nuevo Necaxa-Tihuatlan highway, our 50% interest in Los Portales, S.A., a real estate associate located in Peru, our Atotonilco water treatment project, our interest in the El Realito project, our interest in the Agua Prieta project, our shares of Viabilis Infraestructura S.A.P.I. de C.V., or Viabilis, the contractor for the Rio de los Remedios-Ecatepec toll highway project, as well as the collection rights of the Rio de Los Remedios-Ecatepec project and Palmillas-Apaseo El Grande tollroad. In general, assets securing credit arrangements will remain pledged until the arrangement secured by these assets expire. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these banks and our ability to incur further debt (whether secured or unsecured) is limited. At December 31, 2013, we had unrestricted access to Ps. 3,370 million of our cash and cash equivalents, as compared to Ps. 4,150 million as of December 31, 2012 and Ps. 3,106 million at December 31, 2011. See Note 6 to our consolidated financial statements.

Our debt agreements contain standard covenants and events of default applicable to us, including cross-defaults that permit our lenders to accelerate debt. In addition, the indenture under which we issued U.S.$ 500 million and U.S.$ 350 million of notes at the holding company level in February 2011 and July 2012, respectively, contain various covenants and conditions that limit our ability to, among other things: incur or guarantee additional debts; create liens; enter into transactions with affiliates; and merge or consolidate with other companies. As a result of these covenants, we are limited in the manner in which we conduct our business and may be unable to engage in certain business activities. We believe we are currently in compliance with all our restrictive covenants. Additionally, we have increasingly been required to accept clauses which, if invoked, typically require a borrower to pay additional amounts under a loan agreement as may be necessary to compensate a lender for any increase in costs to such lender as a result of a change in law, regulation or directive. Certain of our subsidiaries, and unconsolidated affiliates have entered into debt and other agreements containing restrictive covenants that limit the ability of such subsidiaries and affiliates to pay us dividends. Restrictive covenants in our debt agreements restrict only the project contracting the financing agreement in which they are contained, and generally do not restrict our operating subsidiaries. See Note 22 to our consolidated financial statements and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” We are not currently, and are not reasonably likely to be, in breach of any of our material debt covenants, and we do not have any stated events of default or cross-defaults in our debt agreements that would allow our lenders to accelerate our debt if not cured within applicable grace periods.

In certain bidding processes we have also been required to prove, typically at the bidding level, our debt ratios (total debt divided by total assets) and liquidity ratios (short-term assets divided by short-term debt). The requirements related to these ratios vary. In certain projects, we were required only to disclose the existing ratios to the potential client, without a minimum requirement. In other bidding guidelines we have seen debt ratios required to be less than 0.7 or 0.8, and liquidity ratios required to be greater than 1.0 or 1.2. Our experience shows that these requirements can vary greatly from client to client and country to country. We have historically met or exceeded the debt and liquidity ratio requirements for the projects on which we have bid.

We have also been required to demonstrate minimum capital in order to participate in bids for construction contracts and concessions. The minimum capital requirements are not uniform across clients, and can also vary for the same client depending on a project’s type and magnitude. For example, in two bids with the Ministry of Communications and Transportation, we were required to have minimum capital of Ps. 280 million and Ps. 900 million, respectively. The state government of Jalisco, Mexico required minimum capital of Ps. 386 million for the Agua Prieta project, while the Atotonilco project’s client, the National Water Commission, required Ps. 1,000 million.We believe we will continue to be required to demonstrate minimum capital in order to participate in certain bids for construction contracts and concessions.

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

In our Concessions segment, we typically provide a portion of the equity itself and our investment is returned over time once the project is completed. Concessions are an approach to financing public-sector projects through the private sector. In certain non-concession projects that are financed as part of Mexico’s public works financing program, payment of the contract price is deferred until the project is operational. Due to the nature of most infrastructure projects, which typically involve long-term operations, we do not recover our equity or debt contribution or receive payment under the contract until the construction phase is completed. Depending on the requirements of each specific infrastructure project, whether such project is a concession or not, we typically seek to form a consortium with entities that have expertise in different areas and that can assist us in obtaining financing from various sources. See “Item 3. Key Information—Business Overview—Infrastructure.” We anticipate that future revenues will depend significantly on our ability directly or indirectly to arrange financing for the construction of infrastructure projects.

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

Indebtedness

Our total consolidated debt to equity ratio was 1.6 to 1.0 at December 31, 2013 and 2.3 to 1.0 at December 31, 2012. This improvement in the debt to equity ratio at December 31, 2013 from December 31, 2012 mainly reflected a decrease in our overall debt, including payment of the La Yesca loan, the reclassification of the SPC projects as discontinued operations, and the use of proceeds from the secondary public offering by Aeroinvest of 69,000,000 of its Series B shares in GACN as well as from the sale of RCO to pay down debt. As a result of the sale to CGL of our 70% equity interest in the holding company of our two SPC contracts, we classified the liabilities associated with the SPC contracts including Ps. 9.8 million of debt held within these projects, in a separate line item as of December 31, 2013. Accordingly the debt held of those projects is not included in the debt to equity ratio as of December 31, 2013. Our total consolidated debt to equity ratio was 2.3 to 1.0 at December 31, 2012 and 2.2 to 1.0 at December 31, 2011. The deterioration in the debt to equity ratio at December 31, 2012 from December 31, 2011 mainly reflected the incurrence of debt to finance the execution of projects including concessions under construction as well as our issuance of the 2017 Senior Notes.

As of December 31, 2013, approximately 31% of our consolidated revenues and 43% of our indebtedness were denominated in foreign currencies, mainly U.S. dollars. Unless, as is our policy, we contract debt financing in the same currency as the source of its repayment, decreases in the value of the Mexican peso relative to the U.S. dollar may increase the cost in Mexican pesos of our debt service obligations with respect to our U.S. dollar denominated indebtedness and may also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased. We have entered into cash flow hedges, including with respect to foreign currency cash flow, and other trading derivative instruments for the terms of some of our credit facilities with the objective of reducing the uncertainties resulting from interest rate and exchange rate fluctuations. To date, the results of our derivative financial instruments have been mixed and have not substantially affected our cash flows. See “Item 3. Risk Factors—Risks Related to Mexico and Other Markets in Which We Operate—Appreciation or depreciation of the Mexican peso relative to the U.S. dollar, other currency fluctuations and foreign exchange controls could adversely affect our financial condition and results of operations” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Derivative Financial Instruments.” Several of our subsidiaries have lesser exposure to foreign currency risk because a higher percentage of their revenues are denominated in U.S. dollars.

Certain of our subsidiaries and unconsolidated affiliates have entered into debt and other agreements containing restrictive covenants that limit the ability of such subsidiaries and affiliates to pay us dividends. These restrictive covenants generally do not restrict our operating subsidiaries such as Ingenieros Civiles Asociados. See Note 21 to our consolidated financial statements.

In 2013, our debt service obligations (principal and interest before commission expenses) totaled Ps. 39,986 million for debt denominated in pesos and U.S. dollars, as compared to Ps. 48,191 million in 2012. As of December 31, 2013, our consolidated net debt (interest paying debt less cash and cash equivalents of our consolidated subsidiaries) was Ps. 33,155 million, as compared to Ps. 40,153 million as of December 31, 2012. Our net debt decreased in 2013 due to the payment of the La Yesca debt and a decrease in the debt related to the SPC projects as a result of their classification as liabilities directly associated with assets held for sale in 2013. Although not an IFRS measure, we believe that consolidated net debt is a measure that provides useful information to our investors because we review net debt as part of our management of our overall liquidity, financial flexibility, capital structure and leverage. Consolidated net debt is composed of total debt (current debt and current portion of long-term debt plus long term debt) less cash and cash equivalents, each of which appears in our consolidated financial statements.

For a quantitative reconciliation of consolidated net debt, please see the table below, which sets forth, at the dates indicated, our total debt, debt services obligations and consolidated net debt.

	As of December 31,
	2013	2012	2011
	(Millions of Mexican pesos)
Short term debt	Ps. 9,756	Ps. 10,595	Ps. 19,639
Long term	28,816	36,161	26,727

Total Debt	38,572	46,756	46,367

Payable interest	573	480	194
Debt cost	842	955	664

Debt service obligations	39,986	48,191	47,225

Total debt	38,572	46,756	46,367
Total cash	5,417	6,603	8,882

Net debt	33,155	40,153	37,485

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

During 2013, we entered into certain bridge facilities at our parent company level. As of March 31, 2014, total unsecured corporate debt guaranteed by CONOISA, CICASA, ICASA, CONEVISA and EMICA totaled U.S.$ 1,414. See Note 21 to our consolidated financial statements.

La Yesca

CPH is a special purpose subsidiary created to construct the La Yesca hydroelectric project. The terms of the La Yesca contract require that we secure financing for the project costs and limit disbursements during the construction phase to 90% of the cash cost of any certified work performed. We and the other shareholder of CPH have agreed to guarantee certain obligations of CPH under the project contracts, including the financing documents, subject to certain limitations, in the event of an early termination of the public works contract for the project. CPH obtained financing for the construction phase of the La Yesca hydroelectric project in the first quarter of 2008 from WestLB AG, which also structured the financing for the El Cajon hydroelectric project. The financing consisted of a U.S.$ 910 million line of credit to be used to cover construction costs and a U.S.$ 140 million revolving line of credit to be used to finance monthly working capital requirements and to be repaid from the construction line of credit, both of which contain various restrictive covenants typical in a project financing including, significantly, covenants limiting CPH’s access to additional cash other than what the project specifically requires until project completion and after final payment from the Mexican Federal Electricity Commission (Comision Federal de Electricidad) is received, as well as covenants limiting CPH’s ability to contract additional debt or guarantees. The $ 910 million construction line of credit was syndicated and has a term that lasts the duration of the construction period, subject to certain permissible extensions if the La Yesca project completion date is delayed. The repayment of the construction line of credit has occurred in three installments: (i) the first payment of U.S.$ 700 million was made on the date of provisional acceptance of the first turbine unit, (ii) the second payment of U.S.$ 342 million was paid on December 20, 2012 upon delivery of the second turbine unit in 2012 and (iii) an additional payment of U.S.$ 147 million, which represented partial settlement for additional work undertaken on the project, was paid on December 23, 2013.

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

On November 30, 2012, Aeroinvest prepaid its U.S.$ 45 million credit with Bank of America, which was backed by a pledge of shares. On that same day, Aeroinvest entered into a credit agreement with Inbursa in the amount of Ps. 750 million, which was subsequently increased by Ps. 350 million for a total of Ps. 1,100 million, which was to mature November 2015. A total of 53,473,020 Series B shares of GACN held by Aeroinvest were pledged to the bank through a trust agreement. There were no additional guarantees or collateral. This loan also required compliance with a leverage ratio of less than 3 and a GACN earnings before depreciation and amortization, or EBDA, to debt service ratio of no less than 3.0. As of December 31, 2012, we were in compliance with these requirements, with a leverage ratio of 2.18 and an EBDA to debt service ratio of 10.90. We have entered into an interest rate swap for the original Ps. 750 million under this loan for the term of the loan.

In 2012, Aeroinvest entered into a credit agreement with Banamex in the amount of Ps. 385 million due to mature in December 2014. Aeroinvest pledged 22,168,028 of its Series B shares in GACN to the lender. There were no additional guarantees or collateral.

In 2013, Aeroinvest prepaid both the Inbursa and Banamex credit agreements, thereby releasing all associated share pledges, by entering into a U.S. $125 million bridge loan with Bank of America NA. This bridge loan was guaranteed by a pledge of 100 million Series B shares in GACN. On July 12, 2013, Aeroinvest sold 69,000,000 of its Series B shares in GACN through a secondary public offering at a price of Ps. 40 per share. Aeroinvest prepaid its U.S.$125 million bridge loan with the proceeds of this offering.

On April 4, 2014 Aeroinvest pledged 26 million shares in GACN to Inbursa as a guarantee for a loan to CONOISA in the amount of Ps. 700 million due to mature on July 4, 2014.

Grupo Aeroportuario del Centro Norte

On July 15, 2011, our indirect subsidiary GACN placed Ps. 1,300 million in 5-year peso-denominated notes (certificados bursatiles) with local investors in the Mexican market. The interest rate on the notes is the 28-day Mexican Interbank Equilibrium Rate, or TIIE, plus 70 basis points. GACN used the net proceeds of the offering to prepay Ps. 1,011.3 million in existing debt. The balance of the net proceeds was used to fund committed investments under GACN’s Master Development Program for its 13 airports, as well as to make strategic investments.

On May 15, 2013, GACN filed a shelf registration statement on Form F-3 with the SEC, which permits GACN or Aeroinvest, to offer, from time to time, up to 100,000,000 Series B shares, directly or in the form of ADSs. On July 12, 2013, Aeroinvest sold 69,000,000 shares, representing approximately 17.25% of GACN’s total capital stock, in an underwritten global public offering at a price of Ps. 40.00 per Series B share and U.S.$24.76 per ADS.

On March 26, 2013, GACN issued Ps. 1,500 million in 10-year peso-denominated notes (certificados bursátiles) with local investors in the Mexican market pursuant to an indenture into which it entered in 2011. The notes have a fixed annual interest rate of 6.47%. In connection with the issuance of these notes, a pledge was established on the Acapulco, Ciudad Juárez, Culiacan, Chihuahua, Mazatlan, Monterrey, Tampico, Torréon and Zihuatanejo airports. The net proceeds from the placement were used to prepay existing GACN debt and are being used to fund committed investments under GACN’s Master Development Program for its 13 airports, as well as to make strategic investments. The notes received ratings of mx AA+ by Standard and Poor’s and AA+ (mex) by Fitch Ratings.

SPC Projects

In September 2011, two of our special purpose subsidiaries placed Ps. 7,100 million in bonds in two tranches—one Mexican peso tranche in the amount of Ps. 5,323 million at a fixed annual rate of 10.1% and one UDI tranche in the amount of Ps. 1,777 million with a real annual rate of 5.65%—in the Mexican market with a term of 20.8 years to finance two social infrastructure projects consisting of the construction of, and provision of non-penitentiary services to, two federal penitentiaries. Our obligations under these debt securities are secured by a pledge of the collection rights under the SPC contracts. We began making quarterly principal and interest payments on the bonds in July, 2013 according to their amortization schedule. In 2012, we reopened the bonds and issued Ps. 160 million in the Mexican market under substantially similar terms as the Mexican peso tranche. In the same year we also issued a series of subordinated notes for Ps. 1,699 million (in UDI-denominated notes) in the Mexican market at a real annual rate of 8%. As of December 31, 2013, the outstanding balances for the senior bonds and follow on issuances were Ps. 6,230.33 million for PASACB 11, Ps. 2,089.69 million for PASACB 11U, Ps. 179.25 million for PASACB 12 for the subordinated bonds was Ps. 1,460.82 million for Ps. PSBCB 12U, or U.S.$ 762.64 million in the aggregate .

In January 2014, CONOISA entered into a share purchase agreement with a subsidiary of the Hunt Corporation under which Hunt will acquire 70% of ICA’s interests in the SPC projects through the acquisition of shares in the projects’ holding company. As a result, the assets and liabilities of the SPC projects are included in assets held for sale and liabilities directly associated with assets held for sale, for which reason, these loans do not form part of the consolidated debt of the entity as of December 31, 2013.

ViveICA Credit Lines

On March 22, 2011, ViveICA entered into a Ps. 500 million 3-year term facility with Banorte, with an interest at the 28-day TIIE, plus a 4% spread. This facility has a parent company guarantee from EMICA. As of December 31, 2013, we had approximately Ps. 168 million outstanding under this facility.

In November 2013, we entered into a revolving line of credit with Sociedad Hipotecaria Federal for Ps. 250 million. This facility, which includes a mortgage on real property, is available for drawing for a period of five years and has a three-year amortization period. We made our first disbursement under this line in January 2014 in the amount of approximately Ps. 26 million.

On July 7, 2011, ViveICA entered into a Ps. 350 million four-year loan agreement with Banco Bajío, with an interest rate at the 28-day TIIE plus a 4% spread for the Marina Nacional project. This loan is granted by Arrendadora ViveICA and CONEVISA and includes a pledge over the Marina Nacional property and two other properties in Ciudad Juarez and Quintana Roo.

Nuevo Necaxa–Tihuatlan

On June 2, 2008, our subsidiary Auneti, which operates the Nuevo Necaxa—Tihuatlan toll highway concession, entered into a guaranteed multi-tranche loan due 2017for the long-term financing of the construction of the Nuevo Necaxa—Avila Camacho segment of the Nuevo Necaxa—Tihuatlan highway in the amount of Ps. 6,061 million. The loan agreement consists of two tranches: (1) Tranche A provides a Ps. 5,510 million loan for a nine-year term to be used for the acquisition of the concession and its construction, and (2) Tranche B provides a Ps. 551 million support facility at the completion of construction, for a nine-year term, to be used for the payment of interest on Tranche A. Both tranches of the loan are without recourse to Auneti’s shareholders and were provided by Banco Santander, Scotiabank, Caixabank, S.A., Banobras, HSBC Securities (USA) Inc. and Dexia S.A. There is no parent company guarantee under this loan. We have entered into an interest rate swap in connection with this facility.

Atotonilco

On August 16, 2010, we entered into an 18-year term loan agreement with Banobras development bank for Ps. 4,790 million. This facility has an interest rate at the 28-day TIIE plus 2.75% to 3.5%, depending on the year in which the funds are effectively disbursed. The collateral for this loan includes a pledge on our shares of the project concessionaire. We have an interest rate swap in connection with this facility. In December 2013 we entered into an agreement to sell our share of the Atotonilco water treatment plant to Promotora del Desarrollo de America Latina, S.A. de C.V. Under the terms of the transaction, which is expected to close in the second quarter of 2014, Promotora del Desarrollo de America Latina, S.A. de C.V. would acquire our rights and obligations under the loan agreement.

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

In 2008, TUCA used the proceeds of its new notes offering to repay the 2005 notes. TUCA issued the new notes in the amount of Ps. 1,250 million, with a term of up to 26 years due in 2033. The new notes accrue interest at the rate of TIIE plus up to 2.95% and are non-recourse.

In November 2013, the company repurchased Ps. 270 million of its 2033 notes. During the annual meeting of bond holders a new amortization schedule was approved reducing the anticipated maturity date to 2031.

There are no parent company guarantees of these Acapulco Tunnel financing arrangements. We have entered into interest rate options in connection with this project.

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

The Kantunil-Cancun Highway (Mayab Consortium)

In 2008, as a consequence of our acquisition of the Mayab Consortium, which holds the concession for the Kantunil-Cancun highway, we assumed the Mayab Consortium’s long-term debt securities, which as of December 31, 2011 were equivalent to Ps. 2,446 million. The debt is denominated in Unidades de Inversion, or UDIs, which are Mexican peso currency equivalent units of account that are indexed to Mexican inflation on a daily basis (as measured by the change in the Mexican National Consumer Price Index). As of December 31, 2013, one UDI was equal to approximately Ps. 5.06. The long-term debt matures in 2019 and 2020, and is expected to be repaid from toll revenues generated by the concession. Currently, 241.5 kilometers are operational and toll revenues in 2013 were Ps. 504 million. We consolidate the investment in our consolidated financial statements. There is no parent company guarantee of this Kantunil-Cancun highway financing arrangement. In August 2011, we signed an amendment to our concession agreement with the Ministry of Communications and Transportation to construct an extension of the tollroad. The amendment includes the construction, operation, conservation and maintenance of a 54-kilometer expansion of the Kantunil-Cancun highway to Playa del Carmen and extends the term of the concession to 2050. The expansion of the highway will require an estimated investment of approximately Ps. 1,900 million.

In 2012, the Mayab Consortium placed Ps. 4,500 million in notes (certificados bursátiles) with a maturity of 22 years in the Mexican market in two trenches. The first tranche was in the amount of Ps. 1,195 million with a fixed interest rate of 9.67%, and the second tranche was denominated in UDIs in an amount equivalent to Ps. 3,305 million at a fixed interest rate of 5.80%. At December 31, 2013, the UDI-denominated notes were equivalent to Ps. 3,467 million. Interest on these notes is paid semi-annually. We used approximately Ps. 2,339 million of the net proceeds from the issuance of these notes to prepay the earlier notes assumed in 2008. We expect to apply Ps. 1,909 million to the construction of the 54-kilometer expansion of the Kantunil-Cancun highway. The notes are to be repaid with the proceeds from the operation of the project.

In October 2012, with the proceeds from the offering of the new notes we prepaid the entirety of the Mayab Consortium’s long-term debt securities at a premium of Ps. 161 million.

Rio de los Remedios-Ecatepec

In February 2010, our subsidiary ANESA (then known as Viabilis) entered into a long-term financing agreement for the Rio de los Remedios-Ecatepec highway project with Banobras development bank. Currently, 25.5 kilometers are operational and toll revenues in 2013 were Ps. 44 million. The Ps. 3,000 million line of credit was applied to Phase 1 of the highway project. On April 15, 2010, ANESA made its first draw under this line of credit in the amount of Ps. 1,136 million. As of December 31, 2013, we have Ps. 2,798 million outstanding under this line of credit. This credit facility matures in 2027 and has a fixed interest rate of 7.8% plus applicable margin, which varies between 295 and 370 basis points over the term of the loan. Repayment of the loan is expected to occur over the final 14 years of its term; 70% of the loan will be subject to a fixed payment calendar while 30% is payable only to the extent cash is available from the highway project after the fixed-calendar payments are made. The financing agreement includes standard covenants and events of default applicable to ANESA, significantly, reporting obligations, conduct of business, compliance with laws, limitations on merger and acquisition transactions, limits on contracting additional debt or guarantees, limits on modification of construction contracts without the consent of the lenders and a prohibition on derivative transactions. The financing agreement does not include covenants or events of default related to financial ratios. We are in compliance with the terms of this contract.

The financing package with Banobras for the ANESA credit facility includes a joint and several guarantee of ANESA’s performance by Ingenieros Civiles Asociados, S.A. de C.V., our construction subsidiary, as well as a payment guarantee by our subsidiary CICASA, until operations of various phases of the highway begin. Additionally, our shares of ANESA are pledged to Banobras as collateral.

El Realito

In March 2011, our affiliate Aquos el Realito S.A. de C.V. entered into a 18-year term financing agreement for the construction of the El Realito Aqueduct project, to which it holds a long-term service agreement, in an amount up to Ps. 1,319 million. As of December 31, 2013, our portion of the outstanding debt for the project was Ps. 1,130 million. This credit arrangement also contains certain financial ratios which will be required to be met beginning upon operation of the project. A debt service coverage ratio less than 1.2 but greater than 1.18 will require us to increase our debt service reserve account. As of December 31, 2013, we have not yet measured our compliance, given that the project is still under construction. We have entered into an interest rate swap in connection with this agreement and our effective rate is 7.81%.

Agua Prieta

In March 2011, our affiliate Renova Atlatec S.A. de C.V., or Renova Atlatec, the holder of the long-term service agreement with the Jalisco State Water Comission (CEA) for the construction and operation of the Agua Prieta Waste Water Treatment Plant, entered into a 16-year term financing agreement for the construction of this project in the amount of Ps. 1,175 million. As of December 31, 2013, our portion of the outstanding debt for this project was Ps. 1,155 million. This loan is guaranteed by the shares of CONOISA in Renova Atlatec. The agreement also provides that the debtor must maintain a debt service coverage ratio of at least 1.02 to 1 during the operation phase. As of December 31, 2013, we have not yet measured our compliance, given that the project is still under construction. We have entered into an interest rate swap in connection and this agreement with our effective rate is 8.17%.

Autovia Urbana Sur

In May 2011, our affiliate Concesionaria Vial San Jeronimo-Muyuguarda, S.A., which holds the concession for the second level of a section of the Periferico Sur expressway in Mexico City, entered into a long term financing agreement for the project’s construction in the amount of Ps. 2,957 million. The loan has a term of 10 years and is secured by a pledge over our shares in the concessionaire. We have also entered into an interest rate swap in connection with this agreement. As of December 31, 2013, the outstanding amount of this loan was Ps. 2,825 million. On March 31, 2014, we completed the sale of our interest in this concession to IDEAL. Under the terms of the sale, IDEAL acquired our rights under the associated credit agreement. and interest rate swap

Mitla-Tehuantepec

In September 2012, Autovía Mitla Tehuantepec entered into a Ps. 6,320 million facility for the expansion and modernization of the Mitla-Tehuantepec highway. This facility has an interest rate at the 91-day TIIE plus 2.95%. The source of repayment for this facility is the revenue generated from the toll fees paid by users of the highway. As of December 31, 2013, the amount outstanding on this long term facility was Ps. 1,252 million and the subordinated debt was Ps. 312 million.The facility also includes a debt service coverage ratio requirement of not less than 1.2 which will be required to be met beginning upon operation of the project. As of December 31, 2013, we have not yet measured our compliance, given that the project is still under construction.

Barranca Larga—Ventanilla

During 2012, our subsidiary Desarolladora de Infraestructura Puerto Escondido, S.A. de C.V., or DIPESA, entered into a facility in the amount of Ps. 1,368 million, which matures in November 2032. This facility is intended to be used to cover wholly or partially interest earned during the disposition period, the payment of fiduciary fees during the construction period, payment of credit fees as well as the hedging of the interest rates if generated, the payment of toll roads and the expenses associated therewith in the proportion to the loan, an advance on construction, the establishment of funds and the payment of the VAT. The facility bears interest at the 28-day TIIE plus 3%. All of our shares in DIPESA are pledged under this facility. As of December 31, 2013 the amount outstanding under this facility was Ps. 507 million and the subordinated debt was Ps. 455 millon.

Campus ICA

On December 20, 2013 , our subsidiaries Promotora e Inversora ADISA, S.A. de C.V. and ICA Propiedades Inmuebles, S.A. de C.V. entered into a term facility with Deutsche Bank AB, London Branch to finance the renovation and construction of our corporate campus in Mexico City. The facility, which is divided into one U.S.$ 50 million tranche with a 3.5 -year term and one Ps. 520 million tranche with a five- year term, bears interest at rates based on LIBOR. The facility is guaranteed by a parent company guarantee by the transfer of the real property associated with the corporate campus to a guarantee trust.

Aak-Bal

On January 9, 2014 , our subsidiary Promoción Inmobiliaria y Turística Champotón, S.A.P.I de C.V. entered into a term facility with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo to finance 19% of the initial development of a resort in Champotón,Campeche. The U.S.$ 23 million has a 10-year term and bears interest at rates based on LIBOR. The facility is guaranteed by a parent company guarantee and a pledge on the real property associated with the resort development through a guarantee trust.

Other Debt

As of December 31, 2013, we had no other material outstanding long-term debt.

Derivative Financial Instruments

We enter into derivative financial instruments to reduce uncertainty on the return of our projects. From an accounting perspective, our derivative financial instruments can be classified as for hedging or for trading purposes. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates—Derivative Financial Instruments.” The decision to enter into a derivative financial instrument is linked, in most cases, to the financing for a project, because the uncertainties we seek to reduce result from fluctuations in interest rates and exchange rates relevant to the project’s financing. Our derivative financial instruments as of December 31, 2013 are composed of instruments that hedge interest rate and exchange rate fluctuations.

When financing for our projects is at a variable interest rate, we may enter into interest rate hedges. Our interest rate hedges can include swaps to reduce our exposure to volatility risks; these swaps convert the interest rate from variable to fixed. We may also enter into interest rate options that establish a maximum limit to the variable rate to cap financial costs. In 2013, we had interest rate swaps in connection with an Aeroinvest loan, the Rio Verde-Ciudad Valles highway, the La Piedad bypass and the Plamillas-Apaseo El Grande tollroad.

We may enter into exchange rate hedges to reduce the foreign currency exchange rate risk where the currency used in the financing (and corresponding repayment) of the project is different from the currency in which we expect the project to incur labor, supply or other costs. In 2013, 2012 and 2011, we entered into foreign exchanges hedges and options in connection with our senior notes and loans of CICASA, ICASA, San Martin, Aeroinvest and ICAPLAN.

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

Other Derivatives

In the second half of 2010, we entered into cross-currency swap transactions in order to mitigate our interest and exchange rate exposure in the Eastern Discharge Tunnel project to hedge prices of the tunnel boring machines used in this project. As of December 31, 2013, the fair value of these instruments is Ps. 3.5 million. These instruments are classified as hedging contracts for accounting purposes.

In February 2011, we entered into four coupon-only swaps to hedge our foreign currency interest payment exposure related to our U.S.$ 500 million senior unsecured notes. For more information on our senior unsecured notes, see “Item 5. Liquidity and Capital Resources—Indebtedness—Empresas ICA.” The fair value as of December 31, 2013 of these swaps is Ps. 0.18 million. These instruments are classified as hedging contracts for accounting purposes.

In August 2012, we entered into three coupon-only swaps to hedge our foreign currency interest payment exposure related to our U.S.$ 350 million senior unsecured notes. The fair value as of December 31, 2013 of these swaps is Ps. 137 million. These instruments are classified as hedging contracts for accounting purposes.

In 2012, EMICA also entered into a forward contract settled in cash on 22,280,100 of its shares, from May 22 to August 21, 2013 in non-consecutive periods, for a weighted average strike price of Ps.24.99 per share and equivalent to an amount of Ps.556.8 million, with maturity in one year. The total amount of shares represented 3.67% of shares outstanding. These instruments were restructured, modifying their maturity and strike price. As a result of the restructuring, the weighted average strike price was of Ps. 23.93 per share. In November – December 2013, and January and February 2014 we exercised our rights under these instruments, which we accounted for in the reserve for the acquisition of shares.

During 2012 and 2013 we entered into a series of cross currency swaps, forwards and options in connection with certain indebtedness incurred by CICASA, our Civil Construction subholding company, ICASA, Aeroinvest, San Martin, with combined notional amounts of U.S.$ 130 million, 136 million Peruvian New Soles and Ps. 3.1 million. See Note 22 to our consolidated financial statements.

During 2013 we entered into two interest rate swaps (exchanging variable or floating rates for fixed rates): in our Concessions segment in connection with the project Pamillas with a notional amount of Ps.1,006 million, and Aeroinvest loan with a notional amount of Ps. 750 million.

In December 2013, our subsidiary ICAPLAN entered into a cross currency swap in order to mitigate the fluctuations in exchange rates and interest rates related to a dollar-denominated, variable rate bridge loan. The fixed exchange rate is Ps.12.877 per U.S. dollar with a floating rate at the 28-day TIIE, plus a 6.32% spread. The primary position related to this instrument is dollar-denominated debt bearing interest at LIBOR. As part of the same transaction, ICAPLAN entered into an existing derivative financial instrument, which gives an affiliate of the lender the right to purchase 11.9 million shares of EMICA at a fixed price, through a novation with CICASA. This instrument was classified as a trading instrument.

In February 2014, ICAPLAN entered into a second cross currency swap in order to mitigate the fluctuation in exchange rates and interest rates related to a dollar-denominated, variable rate bridge loan. The fixed exchange rate is Ps. 13.327 per US dollar with a floating rate at the 28-day TIIE, plus a 6.32% spread. The primary position related to this instrument is dollar-denominated debt bearing interest at LIBOR.

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

In recent years, our liquidity has also been adversely affected by the length of our average collection period for accounts receivable. Our average collection period for accounts receivable considered net of value-added tax was 301 days as of December 31, 2013, which is a 21% increase from 249 days as of December 31, 2012, primarily as a result of the delay in the collection related to certain construction projects. See note 7(b) to our consolidated financial statements.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

None.

  D. TREND INFORMATION

Please see “Item 5. Operating and Financial Review and Prospects,” “Item 3. Key Information—Risk Factors” and “Item 4. Information on the Company” for trend information.

        E. OFF-BALANCE SHEET ARRANGEMENTS

Except as disclosed by the contractual obligations and other commitments tables below, we do not engage in any off-balance sheet arrangements that have or that we believe are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

        F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity.

As of December 31, 2013, the scheduled maturities of our contractual obligations were as follows:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(Millions of Mexican pesos)
Long-term debt obligations(1)	Ps. 30,469	Ps. 854	Ps. 3,090	Ps. 6,122	Ps. 20,403
Notes payable	8,902	8,902	—	—	—
Fixed interest(2)	15,484	1,602	3,104	2,518	8,260
Variable interest(3)	5,914	820	1,116	851	3,127
Operating and financial leases obligations	3,149	1,302	1,339	262	246
Master development programs(4)	1,552	1,180	372	—	—
Seniority premiums	729	170	69	91	400

Total	Ps. 66,199	Ps. 14,830	Ps. 9,089	Ps. 9,844	Ps. 32,436

(1)	Amounts before commission and issuance cost for Ps. 799.
(2)	Fixed interest rates range from 5.65% to 9.67%.
(3)	Variable interest rate was estimated using the following ranges: 1.22% (LIBOR plus spread) to 9.15% (LIBOR plus spread); and 3.74% (TIIE plus spread) to 9.32% (TIIE plus spread). When calculating variable interest rates, we used LIBOR and TIIE as of December 31, 2013.
(4)	In 2015, the fifth year of our current master development program, we expect to conduct a negotiation with the Ministry of Communications and Transportation to determine the new master development program’s commitments for the subsequent five years.

As of December 31, 2013, the scheduled maturities of other commercial commitments were as follows:

Amount of Commitment Expiration per Period
Contractual Obligations	Total Amounts Committed	Less Than 1 Year	1-3 Years	4-5 Years	Over 5 Years
(Millions of Mexican pesos)
Standby letters of credit	Ps. 4,828	Ps. 3,018	Ps. 1,810	Ps. —	Ps. —
Guarantees(1)	22,382	8,035	14,313	34	—

Total commercial commitments	Ps. 27,210	Ps. 11,053	Ps. 16,123	Ps. 34	Ps. —

(1)	Consist principally of bonds delivered to guarantee bids, advance payments and performance.

Item 6.	Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

Management of our business is vested in our Board of Directors. Our bylaws provide that the Board of Directors will consist of the number of directors elected by our shareholders at the annual ordinary general meeting. In September 2006, our bylaws were amended to comply with the Mexican Securities Market Law in effect since June 2006. See “Item 6. Directors Senior Management and Employees—Board Practices.” Our current Board of Directors was elected on April 9, 2014 in three classes, with terms designed to provide a transition to the staggered term arrangement provided by the bylaws. The President of the Board of Directors must be a Mexican national. The Board of Directors currently consists of 11 members. As of April 9, 2014, six of our directors are independent directors within the meaning of the Mexican Securities Market Law. The directors are as follows:

Name	Position	Years as Director	Age
Bernardo Quintana I.(1)	Chairman	37	73
Jose Luis Guerrero Alvarez(2)	Director	25	71
Diego Quintana Kawage(3)	Director	8	44
Alonso Quintana Kawage(1)	Director	7	41
Fernando Flores y Perez(3)(4)(5)	Director	7	69
Elsa Beatriz Garcia Bojorges(1)(4)(5)(6)	Director	6	48
Salvador Alva Gomez(2)(4)(5)	Director	5	64
Margarita Hugues Velez(1)(4)(5)	Director	5	49
Ricardo Gutierrez Munoz(2)(4)(5)	Director	2	72
Carlos Guzman Bofill(3)(4)(5)	Director	2	65
Eduardo Revilla Martinez(2)	Director	2	53

(1)	Director whose term expires on April 30, 2015.
(2)	Director whose term expires on April 30, 2016.
(3)	Director whose term expires on April 30, 2017
(4)	Independent directors within the meaning of the Mexican Securities Market Law.
(5)	Independent directors within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.
(6)	Audit committee financial expert, within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002.

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

Alonso Quintana Kawage is Chief Executive Officer, head of the Executive Committee, and a member of our Board of Directors. From January 2007 through June 2011, he was ICA’s Chief Financial Officer, where he led the efforts to secure the financing for the most rapid growth in ICA’s history, including landmark projects such as the La Yesca hydroelectric project, the FARAC I tollroads, and the Nuevo Necaxa – Tihuatlán highway. In addition, he led two international equity offerings in 2007 and 2009 that raised over US$750 million in the international and domestic markets, and an international bond offering that raised US$500 million in 2011. Mr. Quintana originally joined ICA in 1994, and has also served in ICA’s Civil Construction and legacy Industrial Construction and Infrastructure divisions. Mr. Quintana is a civil engineering graduate of the Universidad Iberoamericana, and has an M.B.A. from the Kellogg School of Management of Northwestern University.

Diego Quintana Kawage has been a member of our Board of Directors since 2008. He also holds the position of Chairman of the Board of GACN and Chairman of the Board of SETA. He is also member of the Board of Directors and Executive Committee of Empresas ICA and member of the Board of Directors of Maseca. Mr. Quintana has been our Executive Vice President since 2008 and since 2010 he has been responsible for our joint ventures, including ICA Fluor, Grupo Rodio Kronsa and Los Portales in Peru. He is also in charge of our housing and real estate development operations and head of Fundación ICA. Mr. Quintana joined the company in 1995, in the project financing department. From 2004 to 2009, he held the position of CFO and CEO of ViveICA. Mr. Quintana holds an Economics degree from the Universidad Anahuac and a Master of Science in Management.

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

Elsa Beatriz Garcia Bojorges has been a member of our Board of Directors since 2009. She is a Researcher and Board Member of the Mexican Financial Reporting Standards Board (Consejo Mexicano de Normas de Informacion Financiera, A.C.), or CINIF, which is the accounting standard setting body in Mexico. She is the president of our audit committee and GACN’S audit committee, and a member of the corporate governance practices committee, of RCO. In 2010, 2011 and 2012, she participated on behalf of Mexico in the Intergovernmental Working Group of Experts on International Standards of Accounting and Reporting hosted by the United Nations Conference on Trade and Development. Previously, she worked as an independent financial consultant. Previously, she was a partner in the accounting firm Bouzas, Reguera, Gonzalez y Asociados, S.C. She is a lecturer at several universities, accounting associations and companies in Mexico and is a columnist for the Public Accountancy Journal. She holds an accounting degree with honors from UNAM, as well a diploma in financial engineering. She has been certified by the Mexican Institute of Public Accountants, or IMCP, since 1999. In 2012, she received from the IMCP her certification as an accounting specialist.

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

Margarita Hugues Velez has been a member of our Board of Directors since April 2010. Ms. Velez holds a law degree from the Universidad Panamericana in Mexico City. Until 2013 she was the Vice President of Legal and Corporate Affairs and Secretary to the board of directors of Grupo Modelo, S.A.B. de C.V., or Grupo Modelo, the leading beer manufacturer in Mexico and the seventh largest in the world. Prior to joining Grupo Modelo, Ms. Hugues was a project finance and corporate attorney at Galicia y Robles, S.C. in Mexico City and at Hunton & Williams in Washington D.C.

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

Our executive officers currently are as follows:

Name	Current Position	Years as Executive Officer
Alonso Quintana Kawage	Chief Executive Officer	8
Diego Quintana Kawage	Executive Vice President, Airports, Homebuilding, Real Estate and Strategic Alliances	8
Victor Bravo Martin	Chief Financial Officer	6
Rodrigo Quintana Kawage	General Counsel	6
Porfirio Gonzalez	Divisional Director, Airports; Chief Executive Officer of GACN	4
Carlos Benjamin Mendez Bueno	Vice President, Concessions	8
Ruben Lopez Barrera	Vice President, Strategic Planning, Business Development and International	5
Luis Horcasitas Manjarrez	Vice President, Civil Construction	5

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

Luis Horcasitas Manjarrez is the Vice President overseeing Civil Construction for ICA and a member of ICA’s Executive Committee. In his more than 30 years of experience at ICA, he has held a variety of positions, including as divisional director of heavy construction, director of infrastructure operations and director of international concessions, among others. Mr. Horcasitas was also the director of our El Cajon hydroelectric project. He studied engineering at the Escuela de Ingenieria Municipal and has taken specialized courses in road building. He previously served as the Vice President of Construction for the Mexican Association of Roadways, A.C., or AMIVT, and as alternate representative of the Communications and Transportation sector of the Mexican Construction Industry Chamber of Commerce. He is an active participant in several engineering related associations in Mexico.

Carlos Benjamin Mendez Bueno has been the Divisional Director of our Concessions segment since January 2007.Currently, he is Vice President of the Concessions segment and of Grupo ICA. Mr. Mendez is a civil engineer with a bachelor’s degree from UNAM. He has participated in various post-graduate studies such as “Strategic Planning” at the University of Pennsylvania’s Wharton School, “Certification in Project Administration” from the International Institute of Learning and “Advanced Management Program (AD2)” from IPADE. He has been with us since 1975 and has held various management and senior management positions within civil construction, international projects and infrastructure. Mr. Mendez is a member of the alumni association of the Engineering School at UNAM, and was the Vice President for Industrial Relations, Representation, and Management of the Mexico City delegation to the Mexican Construction Industry Chamber until 2008. He was also a board member of the Mexican Road Association, or AMC, and represented ICA before the International Road Federation’s Executive Officers. He now represents Mexico before the World Road Association, or PIARC, in the field of Road Tunnels Operation.

Victor Bravo Martin has been our Chief Financial Officer since July 1, 2011. He previously served as Divisional Director of our Airports segment and Chief Executive Officer of GACN. Mr. Bravo has more than 27 years of professional experience at ICA. Additionally, he served as GACN’s Chief Financial Officer from March 2006 to July 2009. Prior to joining GACN, he served in various capacities with us from 1987 to 2006, including Corporate Finance Director, Project Finance Director, Corporate Finance Analysis Manager and Corporate Economic Analysis Manager. Mr. Bravo holds a B.S. in economics from the Instituto Tecnologico y de Estudios Superiores de Monterrey, a diploma in finance from the Instituto Tecnologico Autonomo de Mexico, and an M.B.A. from the Leonard N. Stern School of Business at New York University and the Manchester University School of Business. Mr. Bravo also has a degree from the Advance Direction of Companies program at the IPADE Business School, where his coursework included human resources, operations and strategic planning.

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

Since July 1, 2011, an Executive Committee headed by Mr. Alonso Quintana Kawage has coordinated our operations across our various business divisions. The members appointed to our Executive Committee are as follows:

Name	Current Position
Alonso Quintana Kawage	President

Diego Quintana Kawage	Executive Vice President, Airports and Strategic Alliances

Carlos Benjamin Mendez Bueno	Vice President, Concessions

Luis Horcasitas Manjarrez	Vice President, Civil Construction

Ruben Lopez Barrera	Vice President, Strategic Planning, Business Development and International

B. COMPENSATION

For the year ended December 31, 2013, the aggregate compensation of our directors and executive officers paid or accrued in that year for services in all capacities was approximately Ps. 262 million. In 2013, we paid management and non-management directors Ps. 50 thousand net of taxes for each board meeting, Corporate Practices, Finance, Planning and Sustainability Committee meeting or Audit Committee meeting they attend. As of April 9, 2014, we pay Ps. 50 thousand net of taxes to management and non-management directors for each board meeting. Additionally, we pay non-management directors Ps. 5,000 per hour for work related to their duties on our board or on either committee. We also paid the Chairman of our Board of Directors approximately Ps. 38 million net of taxes in 2013.

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

Prior to their expiration on April 29, 2010, 113,485 options (on a post-reverse split basis) were exercised at a weighted average exercise price of Ps. 22.50. As of December 31, 2013, we had no stock options outstanding.

Pension Plan

In 2006, we created a defined benefit pension plan covering all active employees aged more than 65 who are part of our Board of Directors and have a minimum of 10 years of service as members of the board prior to their retirement. Until 2008, these employees were entitled to benefits beginning at the age of 55, with gradual reductions of their salary taken into account for pension purposes. Beginning January 1, 2008, the plan was revised to defer the early retirement age an additional two years, which such deferral ended in 2010. In 2012, the pension plan was further modified to provide lifelong benefits for executives as well as to establish an early retirement age of 60 for all employees, provided that they have 10 years of service with our Company. See Note 39 to our consolidated financial statements.

In 2011, the existing defined benefit pension plan was replaced as the vehicle for new enrollees with a new voluntary retirement savings plan offered to senior and executive management employees. This plan offers a pre-tax savings component of up to 10% of the employee’s taxable income, and corporate matching of up to 2.5%

For the year ended December 31, 2013, the aggregate liability amount required to provide pension and retirement benefits is Ps. 1,096 million.

In 2013 we also established a voluntary retirement plan for personnel over 60 with more than 10 years of service to the company.

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

Board Practices

In response to the enactment of the Mexican Securities Market Law, our Board of Directors established a Corporate Practices Committee, which was replaced by the Corporate Practices, Finance, Planning and Sustainability Committee on April 24, 2009. On April 16, 2013, the annual shareholders meeting approved the division of the Corporate Practices, Finance, Planning and Sustainability Committee into two Board committees: the Corporate Practices Committee, with its duties set forth in Section I of Article 42 and other applicable provisions of the Mexican Securities Market Law, and the Finance, Planning and Sustainability Committee. The duties of the Corporate Practices Committee include providing an opinion on the nomination of the chief executive officer, assessing the performance of our senior management, providing an opinion on related-party transactions and compensation proposals for senior management and reviewing certain exempted actions of the Board of Directors. The duties of the Finance, Planning and Sustainability Committee include proposing general guidelines for creating and monitoring compliance with our strategic plan, providing an opinion on investment and financing policies proposed by our chief executive officer, providing an opinion on the assumptions in the annual budget and monitoring application of the budget and our control system, and evaluating risk factors that affect us and our mechanisms for controlling risk. As of April 9, 2014, Fernando Flores y Perez is chairman of both the Corporate Practices Committee and the Finance, Planning and Sustainability Committee. Each member’s term on either committee runs concurrently with such member’s term on our Board of Directors. All members of either committee are independent directors as such term is defined in the Mexican Securities Market Law, and Mrs. Margarita Hugues and Mr. Salvador Alva are independent directors as such term is defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.

The Mexican Securities Market Law requires that the Audit Committee be responsible for the duties set forth in Section II of Article 42 and other applicable provisions of the Mexican Securities Market Law. Such duties include evaluating our independent auditor, reviewing the audit report, opinion, and other documents prepared annually by the independent auditor, informing the Board of Directors of the quality of and any deficiencies in the company’s internal control mechanisms and regarding internal audits of the company or entities controlled by the company. As of April 9, 2014, the members of the Audit Committee were Elsa Beatriz Garcia Bojorges, as chairman, and Margarita Hugues Velez and Fernando Flores Perez, each of whom were independent as such term is defined in the Mexican Securities Market Law and in Rule 10A-3 under the Exchange Act. Each member’s term on the Audit Committee runs concurrently with such member’s term on our Board of Directors.

Both of the above committees are empowered to call shareholders’ meetings and hire independent counsel and other advisors, as they deem necessary to carry out their duties, including, in the case of the Corporate Practices Committee, the review of related-party transactions.

D. EMPLOYEES

As of each of the three years ended December 31, 2013, 2012 and 2011, we had approximately 31,982, 34,363 and 40,003 employees, respectively, approximately 39%, 33% and 30% of whom were permanent employees, respectively. The number of temporary employees employed by us varies significantly and is largely dependent on the level of our construction activities.

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

E. SHARE OWNERSHIP

As of December 31, 2013, Mr. Bernardo Quintana and members of his immediate family, including our directors Alonso Quintana Kawage and Diego Quintana Kawage and our general counsel Rodrigo Antonio Quintana Kawage, may be deemed to have had beneficial ownership of 39,447,614, or 6.5%, of our outstanding shares (excluding shares owned through the management trust). Through the management trust they hold 6,264,093 shares, or 1.0%, for a total of 45,711,707, or 7.5%, of our outstanding shares. Additionally, as of December 31, 2013, the following of our directors or officers each beneficially owned shares (other than shares owned through the management trust) totaling no more than 1% of any class of our capital stock: Jose Luis Guerrero Alvarez, Carlos Benjamin Mendez Bueno, Victor Bravo Martin, and Salvador Alva Gomez. None of our directors or officers has voting rights different from other shareholders, other than, as applicable, rights as a participant in the management trust or fundacion trust described below and rights of the position of director and/or officer.

Item 7.	Major Shareholders and Related Party Transactions

A. MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the ownership of outstanding shares as of December 31, 2012.

Identity of Person or Group	Amount Owned	Percentage(1)
Bernardo Quintana I(2)	39,447,614	6.5%
Management Trust	23,319,562	3.8%
Foundation Trust	8,336,440	1.4%

(1)	For all percentages, based upon 610,011,256 shares outstanding as of December 31, 2013.
(2)	Reflects shares owned directly by Mr. Quintana and his family, including Alonso Quintana Kawage, Diego Quintana Kawage and Rodrigo Antonio Quintana Kawage, and not through the management trust.

The major shareholders, as set forth in the table above, do not have voting rights different from other shareholders, other than Mr. Quintana’s rights as a participant in the management trust and foundation trust described below and as a member of our Board of Directors.

Our shares are the only class of security we offer in Mexico. We have no information as to the number of record holders in Mexico. At December 31, 2013, 203,269,797 shares, or 33.3% of shares outstanding, were held in the form of CPOs, which have limited voting rights. See “Item 9. The Offer and Listing — Trading — Limitations affecting ADS Holders and CPO Holders.” As of December 31, 2013, 7.04% of our outstanding shares were represented by 10,731,989 ADSs representing four of our shares each, and such ADSs were held by 55 record holders with registered addresses in the United States. Because certain of the ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial holders. See “Item 9. The Offer and Listing — Trading.”

Our directors and executive officers, as a group, beneficially own approximately 63,186,084 shares (10.4% of the shares outstanding). A portion of the shares beneficially owned by our directors and executive officers (collectively, approximately 3.9% of the shares outstanding), are owned through a trust, referred to as the management trust. The technical committee of the management trust, which consists of members of our Board of Directors, has broad discretionary authority over the corpus of this trust, including voting power over the shares contained therein and the conditions governing withdrawal of such shares.

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

In May 2012, we entered into one-year forward contracts to acquire 22,280,100 shares of EMICA in a series of nonconsecutive transactions between May 22, 2012 and August 21, 2012 at a weighted average strike price of Ps. 24.99 per share, equivalent to Ps. 556.8 million. The total amount of shares represented 3.67% of EMICA’s shares outstanding. These instruments were restructured, modifying their maturity and the strike price to Ps. 23.93, equivalent to Ps. 533.2 million. Other contractual conditions were not modified. As a result of the restructuring, the weighted- averge strike price was Ps. 23.93 per share. In November – December 2013 and January 2014, we exercised our rights under these instruments which we account for in the reserve on the acquisitions of shares.

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

In 1992, members of management donated 10% of their then-owned shares to Fundacion ICA, a non-profit organization formed to fund research and education activities in Mexico. In addition, certain former members of management donated 20% of their shares to Fundacion ICA. Fundacion ICA’s shares are held by a trust, which we refer to as the foundation trust. We are entitled to appoint two of the five members of the foundation trust’s technical committee, while the remaining members are independent from us. Any disposition of the shares held by the foundation trust requires the approval of more than a simple majority of such technical committee and, therefore, may require approval of our representatives on this committee. Under the terms of the foundation trust, the shares held by Fundacion ICA, which, as of December 31, 2013, represented approximately1.4% of the shares outstanding, are required to be voted in the manner specified by a majority of the technical committee. The Quintana family controls the vote of the foundation trust.

B. RELATED PARTY TRANSACTIONS

For a description of our related party transactions, see Note 38 to our consolidated financial statements.

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

Foreclosure by us as lender on substantially all the property, which includes the buildings under construction, a golf course, and more than 289 hectares of prime beach front land, concluded in December 2010. Consequently, as of December 31, 2010, we reclassified Ps. 1,447 million related to the project from accounts receivable to long-term inventory. Foreclosure on the remaining collateral is still in progress in order for us to collect on Ps. 553 million related to the project that still remains in our accounts receivable. There is ongoing litigation and dispute resolution proceedings related to the foreclosure on the project, the control of the board of directors and the related construction contracts. On February 9, 2012 we received Ps. 104 million of the outstanding balance. While we believe that an adverse decision on these proceedings is unlikely, we can provide no assurance that litigation will not further affect our ability to collect on amounts owed to us related to the project. Pursuant to the same lawsuit, on October 20, 2011, we obtained as accord and satisfaction, the title to the land in an amount of Ps. 151.5 million, thus reducing the amount payable by the Development Companies to us.

In addition, we have accounts receivable totaling approximately U.S.$ 43 million with the companies developing the project for the construction work on the foundation of the Faros de Panama project, in Panama City, Panama. This receivable is with recourse and secured by a mortgage on the land where the project is located. We believe the appraised value of the underlying property fully covers the amount of the receivable, but we can provide no assurance that foreclosure litigation will not further delay the collection on the amounts owed to us. We do not believe a material loss related to this legal proceeding is probable.

Malla Vial

We are involved in litigation with the Institute for Urban Development, or IDU (Instituto de Desarrollo Urbano), an agency of the municipal government of Bogota, Colombia, in charge of public works projects. The litigation concerns the Malla Vial Project, a street network refurbishment project in Bogota that was awarded to us in 1997. In April 2002, an arbitration tribunal in Colombia issued an award in favor of the IDU for 5,093 million Colombian pesos, as compensation for our alleged breach of contract, which, after the IDU obtained a judicial recognition of the arbitration award in Mexico in 2007, was paid in full. On January 8, 2009, the Mexican court recognized the payment in full.

In a separate proceeding related to the same project, the IDU filed a claim in a Colombian court against us for liquidated damages for breach of the contract in an amount of approximately U.S.$ 2.2 million, and made a claim against the bonding company, for the return of an advance payment that had not yet been amortized. We counterclaimed and demanded indemnification and damages. In December 2004, an administrative tribunal ordered the consolidation of all of these claims into one case. Regarding the claim against the bonding company, the tribunal ordered a suspension of any actions against the bonding company until our counterclaim was resolved, provided that such suspension should not last more than three years.

After negotiations between us and the IDU, on April 7, 2010, the director of the IDU announced that we had reached an agreement in principle with the IDU to resolve all matters related to the various Malla Vial litigation proceedings. This announcement was made through an open letter to the public and the mayor of Bogota and was released through various media outlets. The IDU announced that we would pay U.S.$ 1.5 million to the IDU.

Subsequent to the IDU’s announcement, political developments made this alleged agreement invalid. In June 2011, the suspension order blocking actions against the bonding company expired, raising the risk that, notwithstanding the unresolved counterclaims, the bond may be executed in an amount equal to U.S.$ 17 million plus interest, although such execution may be appealed. Nevertheless, we reached a second settlement agreement in principle with the IDU on all claims, and in December 2011 we filed a joint motion for the court to supervise and approve the conciliation procedure under Colombian law. On September 26, 2012, the parties signed a Conciliation Agreement and filed it for final review and approval by the tribunal. In order to decide on the matter, the tribunal requested that the attorney general to provide an opinion on the Conciliation Agreement.

On February 28, 2013, the trial level tribunal approved in part and denied in part the Conciliation Agreement. On March 8, 2013, we filed an appeal. In April 2013, we were granted a stay pending appeal and on October 24, 2013, the appellate court fully approved the Conciliation Agreement we had reached with the IDU.

Pursuant to the terms of the Conciliation Agreement, we paid the equivalent of U.S.$ 5.8 million in Colombian Pesos to the IDU on March 28, 2014, and expect full dismissal, which remains pending as of the date of this filing, of all related proceedings, including the proceeding related to the bond foreclosures.

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

However that decision, and three subsequent constitutional claims (juicios de amparo), permitted the case to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation since the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juarez Airport. On August 28, 2009, the Mexican federal government filed its answer to the claim, in which it requested that the trial be removed to federal court. In May 2010, the Court of Appeals granted the federal government’s request, giving the Federal Courts jurisdiction to hear the lawsuit. The plaintiffs filed a constitutional claim against this ruling before the Federal District Court in Chihuaha and on November 29, 2010, the District Court in Chihuaha confirmed the Court of Appeals’ ruling. Against this ruling, the plaintiffs filed an appeal (recurso de revision) before the Federal District Circuit Court, and on July 7, 2011, the Federal Circuit Court ruled that the plaintiffs’ constitutional claim should be heard by a District Court in Ciudad Juarez. In October 2011, the District Court in Ciudad Juarez denied the plaintiffs’ constitutional claim, against which, in November 2011, the plaintiffs filed a new appeal (recurso de revision) before the Federal Circuit Court. On January 7, 2012, the Federal Circuit Court confirmed that the District Court in Ciudad Juarez had jurisdiction to hear the claim. On April 30, 2012, the Federal District Court in Ciudad Juarez ruled that it did not have jurisdiction to hear the claim, and the determination of jurisdiction was sent to the Supreme Court. However, after the Federal District Court denied jurisdiction, a conflict arose that has been resolved by the Circuit Court. The Federal Circuit Court ruled on January 13, 2013 that a state or local court must hear the lawsuit rather than a federal court. The lawsuit is still underway at this time. . As of April 15, 2014, the final resolution of this dispute remains pending.

In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or otherwise adverse to GACN, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, which we believe the terms of its concessions would require, our concession to operate the Ciudad Juarez Airport would terminate. In 2013, the Ciudad Juarez International Airport represented 4.2% of GACN’s consolidated revenues. Although we believe and have been advised by the Ministry of Communications and Transportation that under the terms of GACN’s concessions the termination of its Ciudad Juarez concession would not affect the validity of its remaining airport concessions and that the Mexican federal government would be obligated to indemnify GACN against any monetary or other damages resulting from the termination of its Ciudad Juarez concession or a definitive resolution of the matter in favor of the plaintiffs, we cannot assure you that we would be so indemnified. For this reason, our financial statements do not include a provision for this litigation.

We do not believe a material loss is probable in this matter.

Claims against the Panama Canal Authority

We filed a claim against the Panama Canal Authority, or ACP, regarding monetary damages from additional work outside the scope of the original contract that the consortium was required to perform as a result of unforeseen geological conditions found during the execution of the PAC-4 project. The amount of the claim is approximately U.S.$ 23 million. On July 19, 2013, we filed an arbitration demand before the Panamanian Conciliation and Arbitration Center. The panel was constituted in August 2013 and preliminary hearings were held. As of the date of this filing, the arbitration has been stayed to allow the parties to negotiate.

We do not believe a material loss is probable in this matter. For this reason, our financial statements do not include a provision for this arbitration.

Separately, we also filed a request for arbitration regarding monetary damages suffered by the consortium as a result of an increase in the minimum wage for workers in the Panama Canal’s area. The amount of the claim was approximately U.S.$ 1.2 million. On October 25, 2013, the arbitration panel issued a decision in favor of the ACP denying our claim.

Line 12 of the Mexico City Metro

We are involved in litigation and ongoing investigations and negotiations with the government of Mexico City related to work performed by a consortium we led from 2008 to 2012 under a government construction contract for Line 12 of the Mexico City metro system. Our construction subsidiary, Ingenieros Civiles Asociados, S.A. de C.V., or ICASA, holds a 53% interest in the consortium, while Carso Infraestructura y Construccion, S.A. de C.V., our construction partner, holds a 17% interest and Alstom Mexicana, S.A. de C.V., the integrator for the electro mechanical systems, holds a 30% interest.

In December 2012, the consortium filed a claim against Mexico City’s government, its Ministry of Works and Services and Mexico City’s Subway Project Office. The consortium claimed a payment for additional and extraordinary work performed outside the scope of the original agreement as well as fees and financial expenses. The amount of the claim is Ps. 3,835 million, of which approximately Ps. 3,186 million is due to us. On April 23, 2013, the judge ordered, without reviewing the merits of the case, that the parties engage in a non-judicial contractual conciliation process without prejudice to the parties’ rights to re-file the claims.

On December 13, 2013, the parties agreed in the conciliation process in a joint proposal presented to the Mexico City Internal Control Authority, that both sides would be bound by an expert opinion on all technical and administrative matters. The expert was jointly nominated by our consortium and the client. On January 16, 2014, an expert opinion was issued confirming that additional and extraordinary work outside the scope of the contract had been performed.

Notwithstanding the expert’s opinion, the conciliation process concluded without compliance with the agreed resolution, allowing each party to enforce its claims before competent courts located in Mexico City. We believe that a favorable resolution is likely, as we have sufficient evidence as well as the expert opinion supporting the validity of the claim.

Separately, on March 11, 2014, the Mexico City Government partially suspended operation of Line 12 alleging a risk of derailment due to defects in construction. Due to the Mexico City Government’s public announcement that it would call the quality and latent defects bond, on March 28, 2014, our consortium filed a constitutional claim (amparo) seeking relief from the bonding company, a private party involved in a public act, to defend ourselves against possible execution of the bond in civil court in Mexico City seeking to prohibit its eventual execution. The original judge has declared the court incompetent to hear this cause of action, and referred the matter to a Federal Administrative Court. Additionally our consortium filed an action in the Administrative Court of Mexico City to nullify an official communication from the Mexico City Government declaring our consortium responsible for the alleged latent defects in Line 12.

Environmental Matters

There are currently no material legal or administrative proceedings pending against us with respect to any environmental matter in Mexico or the United States.

B. DIVIDENDS

We did not pay dividends in respect of our ordinary shares in any year between 2000 and 2013 and do not anticipate paying dividends in 2014.

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

	Mexican Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2009	35.49	14.49	10.85	4.79
2010	34.09	28.34	11.13	8.78
2011	32.42	14.47	10.82	4.08
2012	33.26	16.60	10.44	4.81
2013	42.05	21.20	13.53	6.57

The following table sets forth, for the periods indicated, the reported high and low sales prices for our shares on the Mexican Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange.

	Mexican Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2012:
First Quarter	25.44	16.60	7.93	4.81
Second Quarter	24.37	19.60	7.63	5.62
Third Quarter	24.94	22.13	7.79	6.69
Fourth Quarter	33.26	26.22	10.44	8.16
2013:
First Quarter	42.05	32.85	13.51	10.28
Second Quarter	40.73	21.20	13.53	6.57
Third Quarter	30.42	23.20	9.55	7.22
Fourth Quarter	29.53	23.09	9.16	7.02
October	29.53	24.53	9.16	7.53
November	24.81	23.09	7.59	7.02
December	27.48	24.69	8.47	7.54
2014:
First Quarter	27.18	27.22	8.33	6.07
January	27.18	25.44	8.33	7.62
February	25.71	21.45	7.76	6.50
March	24.14	20.22	7.40	6.07
April (through April 28)	23.70	22.35	7.25	6.76

Our bylaws prohibit ownership of our shares by non-Mexican investors. As of December 31, 2013, 26.29% of our shares were represented by CPOs, and 21.1% of the CPOs were held by the depositary. According to our depositary bank, as of December 31, 2013, 7.04% of our outstanding shares were represented by ADSs, and such ADSs were held by 55 holders with registered addresses in the United States. As of December 31, 2013, there were 610,011,256 shares outstanding.

As permitted by the Mexican Securities Market Law and the Rules promulgated by the Mexican Banking and Securities Commission, we may create a reserve fund from which we may repurchase our shares on the Mexican Stock Exchange at prevailing prices to the extent of funds remaining in this reserve account. We created this reserve account in 1992. Any shares so repurchased will not be deemed to be outstanding for purposes of calculating any quorum or voting at a shareholders’ meeting during the period in which we own such shares. As of December 31, 1999, 2,570,000 shares had been repurchased. After 1999, we did not make any repurchases until 2008. On April 3, 2008, our shareholders approved the use of Ps. 750.5 million for the repurchase reserve for the year 2008. In 2008, we repurchased 4,978,000 shares in the nominal amount of Ps. 69.0 million. On April 16, 2010, our shareholders approved the use of Ps. 726.8 million for the repurchase reserve for the year 2010. In 2010, we made no share repurchases. On April 14, 2011, our shareholders approved the use of Ps. 1,000 million for the repurchase reserve for the year 2011, and on November 17, 2011, our shareholders voted to increase such amount to Ps. 1,850 million and authorized management to carry out repurchases up to that amount in accordance with the Policy for the Acquisition and Placement of Own Shares. In addition, the November 17, 2011 shareholders’ meeting approved the cancellation of up to 32,748,689 repurchased shares, equivalent to approximately 5% of the shares outstanding as of December 31, 2010. In 2011, we repurchased 48,534,300 shares in the nominal amount of Ps. 996.6 million. In 2012, we repurchased 4,207,000 shares in the nominal amount of Ps. 100 million. On April 18, 2012, our shareholders approved the setting of Ps. 1,850 million as the maximum amount to be used for share repurchases. See “Item 10. Additional Information—Purchase by the Company of its Shares.”

On April 16, 2013 our shareholders approved the use of up to Ps 2,192 million for the repurchase reserve and we repurchased 6,409,430 shares in the nominal amount of Ps. 139 million.

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

As of December 31, 2013, 142 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange. In 2013, the ten most actively traded equity issues in the IPC Index (Indice de Precios y Cotizaciones) (excluding banks) represented approximately 89% of the total volume of equity issues in the IPC traded on the Mexican Stock Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors. There is no formal over-the-counter market for securities in Mexico. The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.

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

D. TAXATION

The following summary contains a description of the principal U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of CPOs or ADSs by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the CPOs or ADSs (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase CPOs or ADSs. In particular, the summary deals only with U.S. holders that will hold CPOs or ADSs as capital assets and does not address the tax treatment of U.S. holders that own (or are deemed to own) 10% or more of our voting shares or that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, persons that will hold CPOs or ADSs as a position in a “straddle” for tax purposes and persons that have a “functional currency” other than the U.S. dollar. Further, this summary does not address the alternative minimum tax, the Medicare tax on net investment income or other aspects of U.S. federal income or state and local taxation that may be relevant to you in light of your particular circumstances.

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

For purposes of Mexican taxation, a natural person is a resident of Mexico, among other circumstances, if he has established his home or his center of vital interests in Mexico. Under Mexican law, individuals are considered to have their center of vital interests in Mexico if more than 50% of their income in any calendar year is from Mexican sources, or if their main center of professional activity is located in Mexico. Natural persons that are employed by the Mexican government will be deemed to be a resident of Mexico, even if their center of vital interests is in another country. A legal entity is a resident of Mexico either if it has its principal place of business or its place of effective management in Mexico. If a non-resident has a permanent establishment in Mexico for tax purposes, all income attributable to such permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

In general, for U.S. federal income tax purposes, holders of ADSs or CPOs will be treated as the beneficial owners of the shares represented by those ADSs or CPOs.

Taxation of Dividends

Mexican Tax Considerations

Under Mexican income tax law, dividends, either in cash or in kind, paid to Mexican individuals and non-resident holders with respect to the shares represented by the ADSs or CPOs are subject to a 10% Mexican tax withholding (provided that no Mexican withholding tax will apply to distributions of net taxable profits generated before 2014). Non-resident holders may be subject to withholding tax at reduced rates if they are eligible for benefits under an applicable tax treaty with Mexico.

U.S. Tax Considerations

The gross amount of any dividends paid with respect to the shares represented by ADSs or CPOs generally will be includible in the gross income of a U.S. holder on the day on which the dividends are received by the CPO trustee (which will be the same date as the date of receipt by the Depositary) and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the CPO trustee. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid will be treated as qualified dividends if (1) the securities with respect to the which the dividends are received are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. The Tax Treaty has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2013 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2014 taxable year.

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

A holder of CPOs or ADSs that is a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on dividends received, unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

Taxation of Dispositions of ADSs or CPOs

Mexican Tax Considerations

Subject to applicable tax treaties, gain on the sale of CPOs by a non-resident holder will be subject to a 10% Mexican tax so long as (i) the transaction is carried out through the Mexican Stock Exchange or a securities market approved by the Mexican Ministry of Finance and Public Credit (including the NYSE) and (ii) the holder does not beneficially own and, within 24 months of the transaction, dispose of 10% or more of the capital stock of the CPO issuer. If these requirements are not met, a non-resident holder generally will be subject to Mexican tax on the sale of CPOs at a 25% rate on the gross proceeds from sale or other disposition. Alternatively, subject to certain requirements, a non-resident holder may elect to pay Mexican tax at a 35% rate on the net gain realized on the sale or disposition of its CPOs, which gain should be calculated pursuant to Mexican income tax law provisions.

Gain from the sale or disposition of ADSs (as opposed to directly held shares) by a non-resident holder generally should not be subject to Mexican withholding tax, provided that the transaction is carried out through an approved stock exchange (including the NYSE).

Under the Tax Treaty, a non-resident holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of CPOs or ASDs in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our capital stock (including ADSs) within the 12-month period preceding such sale or other disposition.

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

Gain, if any, realized by a U.S. holder on the sale or other disposition of CPOs or ADSs will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently if a Mexican withholding tax is imposed on the sale or disposition of CPOs or ADSs, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of CPOs or ADSs.

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

U.S. Backup Withholding and Information Reporting

A U.S. holder of ADSs or CPOs may, under certain circumstances, be subject to “backup withholding” with respect to certain payments to such U.S. holder, such as dividends, or the proceeds of a sale or disposition of ADSs or CPOs unless such holder (1) is a corporation or comes within certain exempt categories, and demonstrates this fact when so required, or (2) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules does not constitute a separate tax and will be creditable against the holder’s U.S. federal income tax liability. While non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

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

Instruments for Trading Purposes and for Other-Than-Trading Purposes. At December 31, 2013, we had outstanding approximately Ps. 17,722 million notional amount of derivative financial instruments for purposes other than trading and Ps. 2,395 million notional amount of derivative financial instruments for trading (as classified according to financial reporting standards). We enter into derivative financial instruments to hedge our exposure to interest rate and foreign currency exchange risk related to the financing for our construction projects. When the related transaction complies with all hedge accounting requirements, we designate the derivative as a hedging financial instrument (either as a cash flow hedge, a foreign currency hedge or a fair value hedge) at the time we enter into the contract. When we enter into a derivative for hedging purposes from an economic perspective, but such derivative does not comply with all the requirements established by financial reporting standards to be hedging instruments, we designate the derivative as a trading instrument. Our policy is not to enter into derivative instruments for purposes of speculation. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates.” There are no significant differences in the financial market risk to which our aggregated portfolios of instruments for trading purposes and those for other-than-trading purposes are exposed.

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

At December 31, 2013, a hypothetical, instantaneous and unfavorable change of 100, 50 and 25 basis points in the interest rate applicable to floating-rate financial liabilities, including derivative financial instruments only if held for purposes other than trading, would have resulted in additional financing expense of approximately Ps. 169 million, Ps. 87 million and Ps. 43 million per year, respectively.

Qualitative Information

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2013, we had outstanding approximately Ps. 39,413 million of indebtedness, of which 52% bore interest at fixed interest rates and 48% bore interest at floating rates of interest. At December 31, 2012, we had outstanding approximately Ps. 47,711 million of indebtedness, of which 64% bore interest at fixed interest rates and 36% bore interest at floating rates of interest. At December 31, 2011, we had outstanding approximately Ps. 46,884 million of indebtedness, of which 22% bore interest at fixed interest rates and 78% bore interest at floating rates of interest. The interest rate on our variable rate debt is determined by reference to the LIBOR and the TIIE rates.

We have entered into cash flow hedges, including with respect to interest rate swaps (not for trading purposes), and other trading derivative instruments for the terms of some of our credit facilities with the objective of reducing the uncertainties resulting from interest rate fluctuations. See “Risk Factors—Risks Related to Our Operations—Our hedge contracts may not effectively protect us from financial market risks and may negatively affect our cash flow” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Derivative Financial Instruments.”

Foreign Currency Risk

Foreign Currency Sensitivity Analysis Disclosure

The sensitivity analyses below assume an instantaneous unfavorable fluctuation in exchange rates affecting the foreign currencies in which our indebtedness is denominated. These sensitivity analyses cover all of our foreign currency assets and liabilities, as well our derivative financial instruments, except for the principal of our senior notes and loans of ICAPLAN. We calculated our sensitivity by applying the hypothetical change in the exchange rate to our outstanding debt denominated in a foreign currency and adjusting accordingly for debt that is covered by our derivative financial instruments for such fluctuation.

As of December 31, 2013, a hypothetical, instantaneous and unfavorable change in the exchange rate of 100 Mexican cents to the exchange rate applicable to our receivables, payables and debt, including derivative financial instruments not held for trading purposes (and excluding the debt hedged by instruments held for trading purposes), would have resulted in an estimated exchange loss of approximately Ps. 1.3 million, based on the highest value in pesos of the debt expressed in foreign currency.

Qualitative Information

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the dollar. As of December 31, 2013, approximately 32% of our consolidated revenues and 43% of our indebtedness were denominated in foreign currencies, mainly U.S. dollars. An appreciation of the Mexican peso relative to the U.S. dollar would decrease our dollar revenues when expressed in Mexican pesos. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods, due to the translation of the financial results of our foreign subsidiaries, such as Rodio Kronsa, Los Portales, San Martin and the projects under construction in Panama. The majority of revenues and expenses of Rodio Kronsa are denominated in euros, so we believe we have a natural hedge for our exposure to exchange rate risk associated with our euro-denominated contracts. Several of our subsidiaries have lesser exposure to the foreign currency risk because a higher percentage of their revenues are denominated in U.S. dollars.

At December 31, 2013 and 2012, approximately 12% and 26% respectively, of our construction backlog was denominated in foreign currencies and approximately 15% and 14%, respectively, of our accounts receivable were denominated in foreign currencies. As of December 31, 2013 and 2012, approximately 6% and 6%, respectively, of our consolidated financial assets were denominated in foreign currencies, with the balance denominated in Mexican pesos. In addition, as of December 31, 2013 and 2012, approximately 43% and 36%, respectively, of our indebtedness was denominated in foreign currencies. Decreases in the value of the Mexican peso relative to the U.S. dollar could increase the cost in Mexican pesos of our foreign currency denominated costs and expenses and, unless contracted in the same currency as the source of repayment (as is our policy), of the revenue on the related contracts. A depreciation of the Mexican peso relative to the dollar could also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased, unless the source of repayment is in the same currency as the indebtedness (as is our policy). Beginning in the second half of 2008, the Mexican peso substantially depreciated against the U.S. dollar, falling 33% from July 2 to December 31, 2008. The Mexican peso stabilized in the first quarter of 2010, and continued to be stable throughout the remainder of the year. In 2011, there was a significant depreciation in the Mexican peso against the U.S. dollar, and the noon buying rate increased to Ps. 13.95 on December 30, 2011, representing a depreciation of approximately 13%. The Mexican peso has since partially recovered, and the noon buying rate was Ps. 13.14 per U.S.$ 1.00 on April 25, 2014.

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

We have entered into cash flow hedges, including with respect to foreign currency cash flow, for the terms of some of our long-term credit facilities with the objective of reducing the uncertainties resulting from exchange rate fluctuations. See “Risk Factors—Risks Related to Our Operations—Our hedging contracts may not effectively protect us from financial market risks and may negatively affect our cash flow” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Derivative Financial Instruments.”

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

Fees incurred in past annual period

In November 2011, we received U.S. $ 84,860.60, net of tax withheld, from The Bank of New York Mellon, as depositary of our ADSs, in connection with the establishment, maintenance and operation of our ADS program. In April 2013, we received U.S. $ 70,000.00, net of tax withheld, from The Bank of New York Mellon, as depositary of our ADSs, in connection with the establishment, maintenance and operation of our ADS program. In December 2013, we received U.S. $ 82,540.70, net of tax withheld, from The Bank of New York Mellon, as depositary of our ADSs, in connection with the establishment, maintenance and operation of our ADS program.

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

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2013.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2013, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. For the year ended December 31, 2013, our financial statements were prepared in accordance with the International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2013. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control – Integrated Framework (1992).

Based on our assessment and those criteria, our management concluded that our company maintained effective internal control over financial reporting as of December 31, 2013.

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

(c)	Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Stockholders of Empresas ICA, S.A.B. de C.V.

We have audited the internal control over financial reporting of Empresas ICA, S.A.B. de C.V. and Subsidiaries (the “Company”), as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company, and our report dated April 29, 2014 expressed an unqualified opinion on those financial statements and includes explanatory paragraphs regarding (i) reference to Note 4 where the impacts of International Financial Reporting Standard No. 11 Joint Arrangements (IFRS) and International Accounting Standard No. 19 Employee Benefits (IAS 19) are disclosed and (ii) the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 3(d) to such consolidated financial statements.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/ Ramon Arturo Garcia Chavez

Ramon Arturo Garcia Chavez

Mexico City, Mexico

April 29, 2014

(d)	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our principal accounting firm, Galaz, Yamazaki, Ruiz Urquiza, S.C., member of Deloitte Touche Tohmatsu Limited, and its affiliates, which we collectively refer to as Deloitte, during the fiscal years ended December 31, 2013 and 2012:

	Total Fees
	As of December 31,
	2013	2012
	(Millions of Mexican pesos)
Fees
Audit fees	Ps. 48.0	Ps. 45.4
Audit-related fees	0.4	3.9
Tax fees	5.7	8.8
All other fees	6.1	8.0

Total	Ps. 60.2	Ps. 66.1

The “audit fees” line item in the above table is the aggregate fees billed by Deloitte in 2013 and 2012 in connection with the audit of our annual consolidated financial statements, including an audit on our compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the review of our quarterly financial statements, the review of the financial statements of certain subsidiaries and other statutory audit reports.

“Audit related fees” include other fees billed by Deloitte in 2013 and 2012 for assurance and related services that are reasonably related to the performance of the audit or review of our annual consolidated financial statements and are not reported under “audit fees.”

“Tax fees” include fees billed by Deloitte in 2013 and 2012 for services related to tax compliance.

The “all other fees” line item in the above table is the aggregate fees billed by Deloitte related to transfer pricing analysis, Mexican social security compliance and other advice.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee approves all audit, audit-related services, tax services and other services provided by Deloitte. Any services provided by Deloitte that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement, subject to a de minimus exception allowing approval for certain services before completion of the engagement. In 2013, none of the fees paid to Deloitte was approved pursuant to the de minimus exception.

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

2013	Total Number of Shares Purchased(1)	Average Price Paid per Share
January 1-31	—	—
February 1-28	—	—
March 1-31	—	—
April 1-30	—	—
May 1-31	—	—
June 1-30	—	—
July 1-31	140,430	24.77
August 1-31	—	—
September 1-30	—	—
October 1-31	—	—
November 1-30	3,018,000	22.48
December 1-31	3,251,000	21.05
2014
January 1-31	14,620,000	22.83
February 1-28	11,240,000	24.63
March 1-31	664,661	22.53
April 1-30	—	—

Total	Ps. 22,818,091	Ps. 22.622

(1)	We do not repurchase our shares other than through the share repurchase program.

The total number of shares repurchased by the issuer with an average price per share of Ps. 21.83 represents a total amount of Ps. 39,745,646 million, which amount was drawn from the repurchase reserve approved by our shareholders at our ordinary general meeting.

At an ordinary meeting held on April 9, 2014, our shareholders approved a share purchase reserve to Ps. 2,140 million and authorized management to carry out repurchases up to that amount in accordance with the Policy for the Acquisition and Placement of Own Shares. This reserve will provide us with the flexibility to continue purchasing shares in the market in the coming years, depending on management’s evaluation of market conditions, the price of our stock, our liquidity position and other factors.

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
Our Board of Directors currently consists of eleven members, of which nine are outside (i.e. non-management) directors. Six of our directors are independent directors within the meaning of the Mexican Securities Market Law and within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

NYSE Standards	Our Current Corporate Governance Practices

A listed company must have an audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards. §§303A.06, 303A.07	We have a three-member Audit Committee, which is composed of independent directors appointed by our board. The Mexican Securities Market Law requires that our shareholders appoint the president of our Audit Committee. Currently all members of our Audit Committee are independent as such term is defined under the Mexican Securities Market Law and under Rule 10A-3 under the Exchange Act.

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

• hiring independent counsel and other advisors as it deems necessary to carry out its duties, including the review of related-party transactions; and

• overseeing the performance of our outside auditor.

NYSE Standards	Our Current Corporate Governance Practices
Equity compensation plans and material revisions thereto require shareholder approval, subject to limited exemptions. §303A.08	In accordance with Mexican law, our shareholders have approved our existing equity compensation plans at shareholder meetings, which plans are carried out by the board with respect to our executives.

A listed company must adopt and disclose corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waiver for directors or executive officers within four business days of such determination. §§303A.09, 303A.10	We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. We are required by Item 16B of this Form 20-F to disclose any waivers granted to our chief executive officer, chief financial and accounting officer and persons performing similar functions.

The CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and must promptly notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the NYSE corporate governance listing standards. §303A.12	Our CEO will promptly notify the NYSE in writing if any executive officer becomes aware of any material noncompliance with any applicable provisions of the NYSE corporate governance rules.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of this Item.

Item 18.	Financial Statements

Reference is made to pages F-1 to F-143 and G-1 to G-69 of this annual report.

Item 19.	Exhibits

1.1	Amended and restated bylaws (estatutos sociales) of Empresas ICA, S.A.B. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006) (File No. 1-11080).

1.2	Amended and restated bylaws (estatutos sociales) of ICA Fluor Daniel, S. de R.L. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File 1-11080).

2.1	Deposit Agreement dated April 1, 1992, as amended and restated as of June 30, 1997, and as further amended and restated as of August 30, 2007, among Empresas ICA Sociedad Controladora, S.A.B. de C.V. (f/k/a Empresas ICA, S.A. de C.V.), the Bank of New York, as Depositary, and Holders of American Depositary Receipts (incorporated by reference to our Form F-6 (File No. 333-07064) filed on August 30, 2007) (effective as of August 30, 2007).

3.1	Management Trust Agreement dated April 8, 1992, as amended on April 30, 2000 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000) (File No. 1-11080).

3.2	CPO Trust Agreement dated May 28, 1997 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 1996) (File No. 1-11080).

4.1	Participation Agreement dated as of June 14, 2000 thereto among Grupo Aeroportuario del Centro Norte, S.A. de C.V., the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Bancomext, and Aeropuertos y Servicios Auxiliares (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.2	Amendment No. 1 dated as of December 21, 2005 to the Participation Agreement dated as of June 14, 2000 thereto among Grupo Aeroportuario del Centro Norte, S.A. de C.V. (currently Grupo Aeroportuario Centro Norte, S.A.B. de C.V.), the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Bancomext, and Aeropuertos y Servicios Auxiliares (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.3	Amended and Restated Airport Concession Agreement relating to the Monterrey Airport dated June 29, 1998 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.4	Amended and Restated Consortium Agreement dated as of July 6, 2004 among Aeroports de Paris, Aeroinvest, S.A. de C.V. and VASA S.A. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.5	Amendment No. 1 dated as of December 13, 2005 to the Amended and Restated Consortium Agreement dated as of July 6, 2004 among Aeroports de Paris, Aeroinvest, S.A. de C.V. and VASA S.A. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.6	Amendment No. 2 dated as of September 5, 2006 to the Amended and Restated Consortium Agreement dated as of July 6, 2004 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006) (File No. 1-11080).

4.7	Lump-Sum Public Works Construction Contract (English translation) dated as of June 17, 2008 by and between the Government of the Federal District through the Directorate General of Transportation Works and Ingenieros Civiles Asociados, S.A. de C.V., as leader of a joint venture (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2008) (File No. 1-11080).

8.1	Significant subsidiaries.*

11.1	Code of Ethics (English translation) as amended on January 24, 2011 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2010) (File No. 1-11080).

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

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

Name: Alonso Quintana Kawage
Title: Chief Executive Officer

Date: April 30, 2014

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements at December 31, 2013 and 2012 and January 1, 2012 and for the Years Ended December 31, 2013, 2012 and 2011, and Report of Independent Registered Public Accounting Firm Dated April 29, 2014

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Financial Statements for the Years Ended December 31, 2013 and 2012 and January 1, 2012 and

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Empresas ICA, S. A. B. de C. V.

We have audited the accompanying consolidated statements of financial position of Empresas ICA, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income and other comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Empresas ICA, S.A.B. de C.V. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 2013, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We direct your attention to the information included in Note 4 of the accompanying consolidated financial statements, where the impacts of the adoption of International Financial Reporting Standard No. 11, Joint Arrangements (IFRS 11) and International Accounting Standard No. 19, Employee Benefits (IAS 19) are disclosed.

Our audits also comprehended the translation of Mexico peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3d. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

Ramón Arturo García Chávez

Mexico City, Mexico

April 29, 2014

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

(Thousands of Mexican pesos and millions of U.S. dollars)

	Millions of U.S. dollars (Convenience Translation Note 3.d) December 31,		December 31,		January 1,
	2013		2013	2012	2012
				(As Adjusted)	(As Adjusted)
Current assets:
Cash and cash equivalents (Note 6)	U.S.$	258	Ps. 3,369,782	Ps. 4,149,508	Ps. 3,106,007
Restricted cash (Note 6)		154	2,009,979	1,950,231	5,704,038
Customers, net (Note 7)		1,229	16,060,223	16,533,546	25,003,891
Other receivables, net (Note 11)		308	4,028,405	4,853,277	3,997,559
Construction materials inventory, net (Note 9)		72	937,627	743,110	995,056
Real estate inventories (Note 10)		159	2,075,582	3,686,928	2,940,357
Advances to subcontractors and other (Note 12)		122	1,595,113	1,549,408	1,825,014
Assets classified as held for sale (Note 34)		971	12,690,082	—	—

Current assets		3,273	42,766,793	33,466,008	43,571,922

Non-current assets:
Restricted cash (Note 6)		3	37,047	503,249	71,587
Customers, net (Note 7)		1,014	13,244,812	11,420,642	8,234,241
Real estate inventories (Note 10)		322	4,202,358	2,629,782	4,272,470
Financial assets from concessions (Note 13)		224	2,932,921	11,008,028	5,334,077
Intangible assets from concessions, net (Note 13)		1,604	20,950,173	15,147,175	13,127,730
Property, plant and equipment, net (Note 14)		410	5,355,626	5,305,962	3,852,307
Investment properties (Note 15)		38	491,579	491,579	55,898
Other assets, net (Note 16)		103	1,343,548	1,259,617	159,051
Prepaid expenses		35	459,493	444,934	732,319
Investment in associated companies (Note 18)		89	1,167,914	6,091,445	5,709,799
Investment in joint ventures (Note 19)		271	3,544,224	2,323,677	1,932,861
Derivative financial instruments (Note 26)		36	465,053	481,916	317,317
Deferred income taxes (Note 28)		348	4,545,603	7,695,910	3,176,787

Non-current assets		4,497	58,740,351	64,803,916	46,976,444

Total assets	U.S.$	7,770	Ps.101,507,144	Ps.98,269,924	Ps.90,548,366

	Millions of U.S. dollars (Convenience Translation Note 3.d) December 31,		December 31,		January 1,
	2013		2013	2012	2012
				(As Adjusted)	(As Adjusted)
Current liabilities :
Notes payable (Note 21)	U.S.$	681	Ps. 8,901,699	Ps. 9,571,363	Ps. 5,814,724
Current portion of long-term debt (Note 27)		65	854,374	1,023,272	13,824,462
Trade accounts payable		493	6,439,800	6,237,084	4,546,472
Income taxes (Note 28)		26	345,994	386,204	369,282
Accrued expenses and other (Note 22)		565	7,376,592	5,501,969	5,928,178
Provisions (Note 23)		122	1,589,138	1,998,495	1,894,997
Advances from customers		195	2,552,505	3,513,465	3,166,791
Liabilities directly associated with assets classified as held for sale (Note 34)		808	10,560,228	—	—

Current liabilities		2,955	38,620,330	28,231,852	35,544,906

Non-current liabilities:
Long-term debt (Note 27)		2,206	28,815,544	36,161,067	26,727,486
Taxes payable associated with tax deconsolidation (Note 28)		280	3,653,287	4,627,165	3,219,355
Deferred income taxes (Note 28)		126	1,641,482	4,773,213	1,599,210
Derivative financial instruments (Note 26)		25	325,020	379,738	345,895
Labor obligations (Note 39)		72	946,009	856,501	559,004
Provisions (Note 23)		38	499,999	528,719	454,153
Other long-term liabilities (Note 24)		220	2,873,691	2,277,768	1,340,447

Non-current liabilities		2,967	38,755,032	49,604,171	34,245,550

Total liabilities		5,922	77,375,362	77,836,023	69,790,456

Contingencies (Note 29)
Stockholders’ equity (Note 31):
Contributed capital:
Common stock		644	8,407,533	8,370,958	8,334,043
Additional paid-in capital		547	7,140,502	7,043,377	7,091,318

		1,191	15,548,035	15,414,335	15,425,361
Earned capital:
Reserve for repurchase of shares		164	2,140,268	1,850,000	1,850,000
Retained earnings (accumulated deficit)		89	1,162,063	64,348	(476,669)
Cumulative translation effects of foreign subsidiaries		5	68,228	141,228	337,180
Valuation of derivative financial instruments		(16)	(207,052)	(921,553)	(482,925)
Labor obligations and others		(10)	(135,122)	(148,554)	(82,632)

Controlling interest		1,423	18,576,420	16,399,804	16,570,315
Non-controlling interest (Note 33)		425	5,555,362	4,034,097	4,187,595

Total stockholders’ equity		1,848	24,131,782	20,433,901	20,757,910

Total liabilities and stockholders’ equity	U.S.$	7,770	Ps. 101,507,144	Ps. 98,269,924	Ps. 90,548,366

The accompanying notes are an integral part of these consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Income and Other Comprehensive Income

(Thousands of Mexican pesos and millions of U.S. dollars, except per share data)

	Millions of U.S. dollars (Convenience Translation Note 3.d) December 31,		Year ended December 31,
	2013		2013		2012		2011
					(As Adjusted)		(As Adjusted)
Continuing operations:
Revenues:
Construction	U.S.$	1,664	Ps.	21,744,299	Ps.	30,458,434	Ps.	27,168,997
Concessions		304		3,965,464		2,402,313		2,254,428
Sales of goods and other (Note 13.f)		294		3,846,435		5,261,374		4,835,424

Total revenues		2,262		29,556,198		38,122,121		34,258,849

Costs:
Construction		1,433		18,725,945		27,601,617		24,787,842
Concessions		178		2,332,000		1,718,279		1,421,420
Sales of goods and other		185		2,414,867		3,878,326		2,768,547

Total costs (Note 35)		1,796		23,472,812		33,198,222		28,977,809

Gross profit		466		6,083,386		4,923,899		5,281,040
General expenses		232		3,012,282		3,695,296		2,903,749
Other income, net (Note 36)		(4)		(61,467)		(449,973)		(490,143)

Operating income		238		3,132,571		1,678,576		2,867,434
Interest expense		227		2,965,788		2,433,572		1,731,024
Interest income		(21)		(270,179)		(302,650)		(213,199)
Exchange loss (gain), net		27		357,319		(1,126,268)		1,485,156
Effects of valuation of derivative financial instruments		25		326,075		155,192		318,482

		258		3,379,003		1,159,846		3,321,463

Share in results of associated companies and joint ventures		(27)		(350,198)		(409,051)		(286,033)

Income (loss) before income discontinued operations and income taxes		7		103,766		927,781		(167,996)
Income tax benefit (Note 28)		(46)		(595,905)		(34,792)		(337,683)

Income from continuing operations		53		699,671		962,573		169,687
Discontinued operations:
Income from discontinued operations, net (Note 34)		55		722,680		566,658		1,577,402

Consolidated net income for the year		108		1,422,351		1,529,231		1,747,089

(Continued)

	Millions of U.S. Dollars (Convenience Translation Note 3.d) December 31,		Year ended December 31,
	2013		2013		2012		2011
					(As Adjusted)		(As Adjusted)
Other comprehensive income:
Items that will not be subsequently reclassified to profit or loss:
Actuarial gains (losses) on labor obligations		2		28,760		(104,929)		(150,247)
Income tax relating to items that will not be subsequently reclassified to profit or loss (Note 28.j)		(1)		(15,020)		32,877		35,414

		1		13,740		(72,052)		(114,833)

Items that may be subsequently reclassified subsequently to profit or loss:
Translation effects of foreign subsidiaries		(6)		(82,914)		(203,478)		651,086
Valuation effects of derivative financial instruments		(23)		(302,330)		(197,457)		101,822
Valuation effects of derivative financial instruments of associated companies and joint ventures		(20)		(263,300)		(1,007,790)		(391,355)
Reclassification adjustments for amounts recognized in results for foreign operations disposed of in the year		—		—		—		(73,000)
Reclassification adjustments for amounts recognized in results for cash flow hedges		24		308,173		177,735		346,655
Reclassification adjustments for amounts recognized in results for cash flow hedges of associated companies and joint ventures		82		1,074,577		365,932		219,444
Income tax relating to reclassification adjustments for amounts recognized in results for cash flow hedges (Note 28.j)		(7)		(92,452)		(53,027)		(133,869)
Income tax relating to reclassification adjustments for amounts recognized in results for cash flow hedges of associated companies and joint ventures (Note 28.j)		(25)		(324,366)		(110,246)		(65,833)
Income tax relating to items that valuation effects of derivative financial instruments of associated companies and joint ventures (Note 28.j)		17		219,624		327,365		129,967
Income tax relating to items that valuation effects of derivative financial instruments (Note 28.j)		7		90,699		63,186		(33,601)

		49		627,711		(637,780)		751,316

Total other comprehensive income		50		641,451		(709,832)		636,483

Total comprehensive income for the year	U.S.$	158	Ps.	2,063,802	Ps.	819,399	Ps.	2,383,572

(Continued)

			Year ended December 31,
			2013		2012		2011
					(As Adjusted)		(As Adjusted)
Consolidated net income attributable to:
Controlling interest	U.S.$	32	Ps.	423,552	Ps.	955,038	Ps.	1,437,135
Non-controlling interest		76		998,799		574,193		309,954

Consolidated net income for the year	U.S.$	108	Ps.	1,422,351	Ps.	1,529,231	Ps.	1,747,089

Total comprehensive income attributable to:
Controlling interest	U.S.$	83	Ps.	1,078,485	Ps.	254,536	Ps.	2,069,717
Non-controlling interest		75		985,317		564,863		313,855

Total comprehensive income for the year	U.S.$	158	Ps.	2,063,802	Ps.	819,399	Ps.	2,383,572

Basic and diluted earnings per common share of controlling interest from:
Continuing operations			Ps.	(0.490)	Ps.	0.640	Ps.	(0.223)

Discontinued operations			Ps.	1.185	Ps.	0.935	Ps.	2.498

Consolidated net income			Ps.	0.695	Ps.	1.575	Ps.	2.275

Weighted average shares outstanding (000’s)				609,690		606,233		631,588

(Concluded)

The accompanying notes are an integral part of these consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

(Thousands of Mexican pesos except for share data (Note 31))

		Contributed capital		Earned capital		Other comprehensive income
	Shares	Common stock	Addi- tional paid-in capital	Reserve for repur- chase of shares	Retained earnings (accumu- lated deficit)	Cumulative translation effects of foreign subsidia- ries	Valuation of financial derivative financial instruments	Labor obliga- tions	Controlling interest	Non- controlling interest	Total stockholders’ equity
Balance at January 1, 2011 (as previously reported)	649,427,886	Ps. 8,950,796	Ps. 7,085,536	Ps. 726,789	Ps. (316,720)	Ps. (238,328)	Ps. (654,832)	Ps. 32,201	Ps. 15,585,442	Ps. 3,744,509	Ps. 19,329,951
Adjustments for adoption of new accounting policies	—	—	—	—	—	—	—	—	—	(27,874)	(27,874)

Balance at January 1, 2011 (as adjusted)	649,427,886	8,950,796	7,085,536	726,789	(316,720)	(238,328)	(654,832)	32,201	15,585,442	3,716,635	19,302,077
Application of earnings from prior years	—	—	—	1,402,637	(1,402,637)	—	—	—	—	—	—
Issuance of common stock	3,785,611	52,175	5,782	48,236		—	—	—	106,193	—	106,193
Decrease in non-controlling interest (Note 33)	—	—	—	—	—	—	—	—	—	(55,331)	(55,331)
Repurchase of shares	(48,534,300)	(668,928)	—	(327,662)	—	—	—	—	(996,590)	—	(996,590)
Others	—	—	—	—	(194,447)	—	—	—	(194,447)	212,436	17,989
Consolidated comprehensive income:
Net income for the year	—	—	—	—	1,437,135	—	—	—	1,437,135	309,954	1,747,089
Translation effects of foreign subsidiaries	—	—	—	—	—	575,508	—	—	575,508	2,578	578,086
Effect of valuation of derivative financial instruments, including associated companies and joint ventures	—	—	—	—	—	—	171,907	—	171,907	1,323	173,230
Labor obligations	—	—	—	—	—	—	—	(114,833)	(114,833)	—	(114,833)

Comprehensive income for the year	—	—	—	—	1,437,135	575,508	171,907	(114,833)	2,069,717	313,855	2,383,572

Balance at December 31, 2011 (as adjusted)	604,679,197	8,334,043	7,091,318	1,850,000	(476,669)	337,180	(482,925)	(82,632)	16,570,315	4,187,595	20,757,910
Issuance of common stock	6,885,385	94,898	—	47,285	—	—	—	—	142,183	—	142,183
Decrease in non-controlling interest (Note 33)	—	—	—	—	—	—	—	—	—	(229,584)	(229,584)
Repurchase of shares	(4,207,000)	(57,983)	4,574	(47,285)	—	—	—	—	(100,694)	—	(100,694)
Excess of the price paid over the carrying value of non-controlling interest	—	—	—	—	(414,021)	—	—	—	(414,021)	(488,777)	(902,798)
Equity forward	—	—	(52,515)	—	—	—	—	—	(52,515)	—	(52,515)
Consolidated comprehensive income:
Net income for the year	—	—	—	—	955,038	—	—	—	955,038	574,193	1,529,231
Translation effects of foreign subsidiaries	—	—	—	—	—	(195,952)	—	—	(195,952)	(7,526)	(203,478)
Effect of valuation of derivative financial instruments, including associated companies and joint ventures	—	—	—	—	—	—	(438,628)	—	(438,628)	4,326	(434,302)
Labor obligations	—	—	—	—	—	—	—	(65,922)	(65,922)	(6,130)	(72,052)

Comprehensive income for the year	—	—	—	—	955,038	(195,952)	(438,628)	(65,922)	254,536	564,863	819,399

Balance at December 31, 2012 (As adjusted)	607,357,582	8,370,958	7,043,377	1,850,000	64,348	141,228	(921,553)	(148,554)	16,399,804	4,034,097	20,433,901
Application of earnings from prior years	—	—	—	341,674	(341,674)	—	—	—	—	—	—
Issuance of common stock	9,063,104	124,914	84,436	—	—	—	—	—	209,350	7,920	217,270
Reimbursement of capital (Note 33)	—	—	—	—	—	—	—	—	—	(496,492)	(496,492)
Sale of non-controlling interest (Note 33)	—	—	—	—	1,015,837	—	—	—	1,015,837	1,024,520	2,040,357
Repurchase of shares	(6,409,430)	(88,339)	—	(51,406)	—	—	—	—	(139,745)	—	(139,745)
Equity forward	—	—	12,689	—	—	—	—	—	12,689	—	12,689
Consolidated comprehensive income:
Net income from year	—	—	—	—	423,552	—	—	—	423,552	998,799	1,422,351
Translation effects of foreign subsidiaries	—	—	—	—	—	(73,000)	—	—	(73,000)	(9,914)	(82,914)
Effect of valuation of derivative financial instruments, including associated companies and joint ventures	—	—	—	—	—	—	714,501	—	714,501	(3,876)	710,625
Labor obligations	—	—	—	—	—	—	—	13,432	13,432	308	13,740

Comprehensive income for the year	—	—	—	—	423,552	(73,000)	714,501	13,432	1,078,485	985,317	2,063,802

Balance at December 31, 2013	610,011,256	Ps. 8,407,533	Ps. 7,140,502	Ps. 2,140,268	Ps. 1,162,063	Ps. 68,228	Ps. (207,052)	Ps. (135,122)	Ps. 18,576,420	Ps. 5,555,362	Ps. 24,131,782

The accompanying notes are an integral part of these consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

(Thousands of Mexican pesos and millions of U.S. dollars)

	Millions of U.S. dollars (Convenience Translation Note 3.d) December 31, 2013		Year ended December 31,
			2013	2012	2011
				(As Adjusted)	(As Adjusted)
Cash flows from operating activities:
Consolidated net income	U.S.$	108	Ps. 1,422,351	Ps. 1,529,231	Ps. 1,747,089
Adjustments for:
Income taxes		(46)	(595,905)	(34,792)	(337,683)
Allowance for doubtful accounts		(23)	(296,213)	118,028	745,385
Provisions		14	178,449	689,006	2,910,228
Depreciation and amortization		78	1,022,321	929,300	1,130,448
Gain on sale of property, plant and equipment		(1)	(12,387)	(13,051)	(976)
Adjustment for valuation of long-term investment		2	22,038	275,587	—
Gain on sale of investment in shares		(45)	(586,472)	—	(1,950,676)
Equity in results of non-consolidated associated companies		(27)	(350,198)	(409,051)	(286,033)
Interest expense		295	3,856,951	3,344,660	1,779,092
Amortization of issuance costs and financing commissions		19	245,524	25,251	89,201
Unrealized exchange rate fluctuation		20	262,956	(982,506)	2,577,166
Valuation of derivative financial instruments		25	326,075	155,192	318,482
Discount on long-term liabilities		(56)	(735,991)	—	—
Effects of discontinued operations		91	1,191,588	1,092,673	292,967
Others		17	209,350	142,183	146,812

		471	6,160,437	6,861,711	9,161,502

Customers, net		(116)	(1,521,239)	7,294,916	(11,860,386)
Inventories and other assets		(19)	(241,832)	376,165	(249,167)
Real estate inventories		3	38,770	589,678	(822,477)
Other receivables		(43)	(561,983)	478,176	(2,136,451)
Financial assets from concessions		(4)	(46,966)	328,434	(802,350)
Interest accrued on financial concession asset		(51)	(672,028)	(219,377)	(582,523)
Trade accounts payable		15	192,080	730,139	(558,936)
Advances from customers		(81)	(1,058,633)	(1,018,484)	1,662,255
Other current liabilities		(11)	(144,318)	(1,613,022)	41,577
Income tax payments		(37)	(476,933)	(747,636)	(910,630)
Activities of discontinued operations		(115)	(1,498,888)	(6,630,999)	(2,981,677)

Net cash provided by (used in) operating activities		12	168,467	6,429,701	(10,039,263)

Cash flows from investing activities:
Investment in machinery and equipment		(27)	(356,780)	(256,626)	(284,533)
Dividends received		49	639,665	147,247	619,166
Other long term assets		(9)	(117,454)	(82,100)	(80,902)
Investment in concessions		(379)	(4,360,217)	(1,967,713)	(1, 176,092)
(Continued)

	Millions of U.S. dollars (Convenience Translation Note 3.d) December 31, 2013		Year ended December 31,
			2013	2012	2011
				(As Adjusted)	(As Adjusted)
Sale of property, plant and equipment		11	149,157	69,083	79,416
Loans paid		—	—	(540)	(126,593)
Business acquisitions, net of cash received		—	—	(558,887)	(142,979)
Investment in associates and joint ventures			(596,569)	(450,917)	(426,027)
Sale of investment in shares		417	5,442,874
Activities of discontinued operations		—	—	—	2,851,393

Net cash provided by (used in) investing activities		62	800,676	(3,100,453)	1,312,849

Cash flows from financing activities:
Proceeds from long-term debt		1,348	17,608,505	20,087,352	18,313,376
Payments of long-term debt		(1,280)	(16,719,110)	(20,811,349)	(7,506,727)
Payments of issuance costs and financing commissions		(21)	(279,065)	(1,037,051)	(18,511)
Derivative financial instruments		(26)	(334,555)	(807,011)	—
Payments under leasing agreements		6	72,047	13,751	—
Interest paid		(289)	(3,780,702)	(4,026,616)	(2,135,485)
Repurchase of shares		(11)	(139,745)	(100,694)	(996,590)
Cash received from sale of noncontrolling interest (net of issuance costs of Ps.197.2 million pesos)		196	2,562,730	—
Decrease in noncontrolling interest		(29)	(379,624)	(1,330,337)	(15,390)
Increase in common stock		—	—	—	(220,580)
Activities of discontinued operations		(58)	(762,758)	2,430,110	7,193,290

Net cash (used in) provided by financing activities		(164)	(2,152,277)	(5,581,845)	14,613,383

Effects of exchange rate changes on cash		—	(3,046)	(26,047)	73,250

(Decrease) increase in cash, cash equivalents and restricted cash		(90)	(1,186,180)	(2,278,644)	5,960,219

Cash, cash equivalents and restricted cash at beginning of period		505	6,602,988	8,881,632	2,921,413

Cash, cash equivalents and restricted cash at the end of period	U.S.$	415	Ps. 5,416,808	Ps. 6,602,988	Ps. 8,881,632

(Concluded)

The accompanying notes are an integral part of these consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

(Thousands of Mexican pesos, except as otherwise indicated)

1.	Nature of business

Empresas ICA, S.A.B. de C.V. and subsidiaries (“ICA” or, together with its subsidiaries, “the Company”) is a holding company incorporated in Mexico with over 66 years experience, the subsidiaries of which are engaged in a wide range of construction and related activities including the construction of infrastructure facilities as well as industrial, urban and housing construction, for both the Mexican public and private sectors. ICA’s subsidiaries are also involved in the construction, maintenance and operation of highways, bridges and tunnels granted by the Mexican government and foreign governments under concessions. Through its subsidiaries and affiliates, the Company also manages and operates airports and municipal services under concession arrangements. In addition, some of ICA’s subsidiaries are engaged in real estate and housing development. In 2012, ICA began its incursion into providing mining related services, such as exploration and exploitation of deposits for others, transportation and other mining-related activities. ICA’s shares are traded on the Mexican Stock Exchange and the New York Stock Exchange. Its registered address is 36 Boulevard Manuel Avila Camacho, Piso 15, Lomas de Chapultepec, 11000 Mexico, D. F.

2.	Significant events

Sale of shareholding in associate

In August 2013, the Company sold the Series “A” shares which it held in Red de Carreteras de Occidente, S. A. B. de C.V. (“RCO”) (associated company). The sale price was Ps.5,073 million and obtained a gain of Ps.491 million which is presented in other income and expenses in the consolidated income statement and other comprehensive income.

Sale of participation in a subsidiary through Secondary Public Offering

In July 2013, Aeroinvest, S.A. de C.V. (direct subsidiary of ICA) placed, in a public secondary offering, shares it held in Grupo Aeroportuario del Centro Norte, S.A.B de C.V. (“GACN”) (indirect subsidiary of ICA) for the amount of Ps.2,760 million. A total of 69 million shares were sold in the secondary offering.

With respect to the sale of shares of GACN, the excess of the consideration received over the carrying value of the non-controlling interest obtained of Ps.1,073 million, net of income tax (“ISR”) has been recorded in accumulated results within stockholders’ equity of the controlling interest, as it represents an equity transaction between shareholders.

For accounting purposes, management has reassessed if the Company maintained effective control over GACN. Based on its assessment, management concluded that, considering participation in the voting rights of GACN and the size of such participation relative to the dispersion of shares owned by the other shareholders, as well as potential voting rights it has and other rights arising from other contractual arrangements, the Company has the current ability to direct the relevant activities at the time decisions need to be made, including voting patterns in shareholders’ meetings, and has concluded that it maintains effective control over GACN. Therefore, the Company continues to consolidate GACN in its consolidated financial statements at December 31, 2013 (see Note 17). Nevertheless, the decrease in the percentage of participation of ICA in GACN resulted in the deconsolidation of GACN by ICA for tax purposes during 2013, as required by Mexican Income Tax Law.

2014 Fiscal Reform

In December 2013, the Mexican Government enacted a package of tax reforms, which includes several significant changes to income tax laws included the elimination of the Business Flat Tax (“IETU”) and the tax consolidation regime. Because the IETU law was eliminated, the deferred IETU that the Company had recorded for accounting purposes was canceled on the date of enactment of the tax reform. With respect to tax deconsolidation, three alternatives are offered to companies to deconsolidate from a tax perspective and thus determine the deferred tax at December 31, 2013, including a deferred payment scheme over the next five fiscal years for the impact of deconsolidation.

A new optional tax regime “fiscal integration regime” was introduced for groups of companies that meet certain conditions and requirements similar to the previous consolidation regime. The principal aspects of this regime are: (i) a minimum holding of 80% is required in the shares entitled to vote in the integrated companies, by the integrating company, (ii) allows the deferral of a portion of income tax for up to three years, requiring strict controls of current income tax expense and payments made at the individual level, iii) tax loss carryforwards generated in prior years of the integrated companies or the integrating company may not be considered and only tax loss carryforwards generated after the date from which the regime is effective may be considered, (iv) an integrating factor is required to be calculated, which is applied by all companies in the group, individually, to determine the income tax payable and deferred for three years (see Notes 4.z and 28).

Assets classified as held for sale

In 2013, a letter of intent was signed between Controladora de Operaciones de Infraestructura, S.A. de C.V. (“CONOISA”) and Hunt Development Group, LLC (“Hunt”), where Hunt made a proposal for the possible acquisition of the shareholding of CONOISA in Sarre Infraestructura y Servicios, S.A. de C.V. (“Sarre”) and Papagos Servicios Para la Sociedad, S.A. de C.V. (“Papagos”). Sare and Papagos each entered into a service agreement (“CPSs” for its acronym in Spanish) to construct federal social infrastructure projects in Mexico related to penitentiary services, which such contracts explicitly exempt the Company from performing the public service functions related to the facilities; the contracts are for a term of 22 years.

On January 22, 2014, the aforementioned transaction formalized between the parties, whereby a subsidiary of Hunt Companies, Inc., American Company, acquired the 70% shareholding of CONOISA in Desarrollo, Diseño, Infraestructura y Operacion, S.A.P.I de C.V. (“DDIO”), a subsidiary of CONOISA, which is the owner of shares of Sarre and Papagos. The consideration for the sale of the shares was Ps.1,511 million, which will be paid on the closing date, and is subject to the fulfillment of the terms and conditions of the agreement.

As a result of the foregoing, the assets and liabilities of Sarre y Papagos are presented as assets held for sale and liabilities directly associated with assets held for sale, in the consolidated statement of financial position as of December 31, 2013; the results of Sarre and Papagos are also presented within discontinued operations in the consolidated statements of income and other comprehensive income and cash flows, which were retrospectively adjusted to reflect the discontinued operation (see Note 34).

Reversal of discontinued operations presented in 2012

On November 30, 2012, Viveica, S.A. de C.V. (“Viveica”), a subsidiary of ICA, in its capacity as seller, entered into a purchase-sale agreement (the “Agreement”) with Corporate Services Javer, S.A.P.I. de C.V. (“Javer”), in its capacity as buyer, for assets that belong to the horizontal housing business. The price set forth in the Agreement was Ps.1,441 million. The Agreement included several clauses of compliance which after not having been fulfilled in May 2013, resulted in the cancellation of the Agreement by the Company and Javer. After the withdrawal of the buyer, the Company’s management had continued carry out actions with the intention to sell the assets of Viveica. Failing to have a formal proposal to purchase such assets, the Company’s management decided to forego its intention to sell the horizontal housing business. Accordingly, at December 31, 2013, the operations of the horizontal housing business, which were classified as discontinued operations in 2012 and 2011, were reclassified to continuing operations in the consolidated statements of income and other comprehensive income and cash flows for the years ended December 31, 2012 and 2011. Additionally, the assets and liabilities that were classified as held for sale in the consolidated statement of financial position at December 31, 2012 were reclassified into their respective line items in such statement (see note 4.a.ii).

Business acquisitions

During 2012, ICA acquired Desarrolladora de Infraestructura Puerto Escondido, S.A. de C.V. (“DIPESA”) and San Martin Contratistas Generales, S.A. (“San Martin”), see details in Note 3.h.

Acquisition of non-controlling interest

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

Agreement for the sale of Corredor Sur

On August 24, 2011, the sale of the Corredor Sur concession to Empresa Nacional de Autopistas, S.A. de C.V. (“ENA”), a company owned by the Government of Panama was completed. The price established for the transaction was U.S.$420 million dollars. Simultaneously with the closing of the sale, ICA Panama paid approximately U.S.$154 million dollars of outstanding bonds that were used to finance the construction of the Corredor Sur, which were originally issued in 2005, paying a premium to holders of U.S.$37 million dollars. ICA received approximately U.S.$125 million dollars, net, after expenses related to the transaction. Taxes incurred in Panama and the United States related to the sale are included in the consolidated statement of income and other comprehensive income as part of discontinued operations (see Note 34).

Sale of the Service Provision Project (“PPS”) of Irapuato La Piedad y Queretaro Irapuato to RCO

In September 2011, the Company executed a contract for the sale of shares (the “Transaction”) with Red de Carreteras de Occidente, S.A.B., de C.V. (“RCO”) (affiliate company) to transfer to RCO all of the Company’s shareholdings in its subsidiaries Concesionaria Irapuato La Piedad, S.A. de C.V. (“CONIPSA”) and Concesionaria de Vias Irapuato Queretaro, S.A. de C.V. (“COVIQSA”).

The total cost of the Transaction was Ps.2,150 million, liquidated through Ps.1,550 million in additional shares issued by RCO and Ps.250 million in cash. As a result of this transaction, ICA recognized a gain of Ps.441 million that was recognized in other income in the consolidated statement of income and other comprehensive income. Additionally, ICA increased its share capital in RCO to 18.73%. The price of the Transaction was determined using discounted cash flows.

Acquisition and sale of subsidiaries

Through November 2011, ICA was a joint venture partner with Geoedificaciones, S.A.B. de C.V. (“GEO”), each participating 50% in the equity of Geoicasa, S.A. de CV (“Geoicasa”). In December 2011, ICA sold to GEO its participation in Geoicasa, which generated a profit of Ps.26 million, presented in other (income) expense, within operating income in the consolidated statement of income and other comprehensive income.

3.	Basis of presentation and consolidation

a.	Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS, including its amendments and interpretations, as issued by the International Accounting Standards Board (“IASB”).

b.	Restatement of financial statements

As result of the application of the new IFRS 11 and IAS 19 (revised 2011), the financial statements of prior periods presented for comparative purposes were reformulated.

c.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the revaluation of investment property and financial instruments at fair value.

i.	Historical cost

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

ii.	Fair value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, leasing transactions that are within the scope of lAS 17, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in lAS 2 or value in use in lAS 36.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

d.	Convenience translation

Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2013 and for the year then ended have been translated into U.S. dollar amounts at exchange rate of Ps.13.0652 pesos per U.S. dollar, as published by Banco de Mexico, S.A. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

e.	Reporting currency

The Mexican peso, legal currency of the United Mexican States is the currency in which the consolidated financial statements are presented. Transactions in currencies other than the peso are recorded in accordance with established policies described in Note 4.c. and t.

f.	Consolidated statements of income and other comprehensive income

The Company chose to present the consolidated statement of income and other comprehensive income in a single statement, including separate lines for gross profit and operating income, in accordance with practices of the industry. Costs and expenses were classified according to their function due to different economic activities and businesses of the Company. Additional information regarding depreciation expense, amortization expense and employee benefits are presented in Note 35.c.

g.	Principles of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Control is achieved when the Company:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Company, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•

any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The non-controlling interests in equity of subsidiaries are presented separately as non-controlling interests in the consolidated statements of financial position, within the stockholders’ equity section, and the consolidated statements of income and other comprehensive income.

If is necessary, adjustments to the financial statements of subsidiaries are made to align its accounting policies in accordance with the accounting policies of the Company.

The financial statements of companies that are included in the consolidation are prepared as of December 31 of each year.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation

Note 44 includes the subsidiaries consolidated by ICA as well as information related thereto.

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

h.	Business combination

During 2012, ICA acquired businesses which were recorded using the acquisition method. The results of the acquired businesses were included in the consolidated financial statements from the acquisition date. Businesses acquired are as follows:

2012	Principal activity	Date of acquisition	Proportion of voting equity interest acquired	Consideration transferred
San Martin Contratistas Generales, S.A. de C.V. (1)	Construction services and mining operations	May 24, 2012	51%	Ps.	957,946
DIPESA (formerly Concesionaria Omega Oaxaca, S.A. de C.V.) (2)	Concessionary	April 16, 2012	100%		414,184

				Ps.	1,372,130

(1)	Company located in Peru. The acquisition price includes a payment formula that considers several factors, including certain EBITDA margin levels of San Martin for the years 2012 to 2014, which if achieved, the amounts will be paid over the next five years. The purchase price is estimated to be between U.S.$18 million, the initial amount payable at closing and a maximum of U.S.$123 million, with an expected range between U.S.$80 million and U.S.$110 million, according to projections made by the Company.
(2)	DIPESA is the concession holder for the construction and operation of the Barranca Larga- Ventanilla highway located in the state of Oaxaca, Mexico.

Consideration transferred

December 31, 2012	San Martin	DIPESA
Cash	Ps. 255,871	Ps.	414,184
Contingent consideration	702,075		—

Total	Ps. 957,946	Ps.	414,184

Contingent consideration

During the year ending December 31, 2013, the contingent consideration generated on the acquisition of San Martin, was adjusted as follows:

	Total
Balance at December 31, 2012	Ps.	702,075
Effect of translation		(84,248)
Payment made in 2013		(84,371)
Adjustment to consideration		544,393

Balance at December 31, 2013	Ps.	1,077,849

Business acquisition costs

The acquisition-related costs have been excluded from the consideration transferred and have been recorded within general expenses for the period in the consolidated statement of income and other comprehensive income.

The fair values of the acquired non-monetary assets are determined using valuations prepared by independent experts, and in the case of monetary assets, were valued based on discounted cash flows.

The information presented at December 31, 2012 included provisional amounts of the acquisitions, considering the measurement period available from the acquisition date until final information about the facts and circumstances that existed at the acquisition date was obtained, which such period was up to one year from the acquisition date.

The measurement period ended in 2013; accordingly, the data included below reflects the final amounts related to the acquisitions. The amounts of 2012 were retroactively adjusted to include the effects of the final adjustments. Adjusments that originated from the recognition of final values of business combination made in 2012 were as follows:

	San Martin			DIPESA
Preliminary goodwill	Ps.	890,436		Ps.	49,090
Intangible asset		(409,286)			(49,090)

Final goodwill	Ps.	481,150	(1)	Ps.	—

(1)	Amount of goodwill as of acquistion date differs from amount recognized at December 31, 2012 as a result of the effects of translation of foreign operations.

Assets acquired and liabilities recognized at the date of acquisition (final amounts):

December 31, 2012	San Martin	DIPESA	Total
Assets:
Cash and cash equivalents	Ps. 51,837	Ps. 14,280	Ps. 66,117
Customers	541,623	—	541,623
Other current assets	111,206	11,242	122,448
Property, plant and equipment	305,523	—	305,523
Intangible asset from backlog	409,286	—	409,286
Intangible asset from concession	—	509,781	509,781
Deferred income taxes	8,726	—	8,726

	1,428,201	535,303	1,963,504

December 31, 2012	San Martin	DIPESA	Total
Liabilities:
Current notes payable	119,123	—	119,123
Trade accounts payable	445,700	—	445,700
Other current liabilities	264,779	347	265,126
Long-term debt	91,884	—	91,884
Other long-term liabilities	28,186	—	28,186
Deferred income taxes	—	120,772	120,772

	949,672	121,119	1,070,791

Total net assets	Ps. 478,529	Ps. 414,184	Ps. 892,713

The receivables acquired (which are principally comprised by trade receivables) in these acquisitions have an estimated fair value of Ps.542 million (San Martin), which is similar to their carrying amounts.

Goodwill arising on acquisition

December 31, 2012	Fair value of total identifiable net assets		Non-controlling interests		Fair value of identifiable net assets acquired		Consideration transferred		Goodwill after period valuation December 31, 2012		Goodwill arising on acquisition (preliminary)
San Martin	Ps.	938,292	Ps.	(459,763)	Ps.	478,529	Ps.	957,946	Ps.	481,150	Ps.	890,436
DIPESA		414,184-				414,184		414,184		—		49,090

	Ps.	1,352,476	Ps.	(459,763)	Ps.	954,533	Ps.	1,372,130	Ps.	481,150	Ps.	939,526

(1)	Amount of goodwill as of acquistion date differs from amount recognized at December 31, 2012 as a result of the effects of translation of foreign operations.

Appraisals of machinery and equipment were performed as of the acquisition date of San Martin, and the related values obtained were substantially equal to the carrying amounts of the related assets.

Net cash outflow on acquisition of subsidiaries

December 31, 2012
	San Martin	DIPESA
Consideration paid in cash	Ps. 255,871	Ps. 414,184
Less:
Cash and cash equivalents balances acquired	51,837	14,280

Net flow	Ps. 204,034	Ps. 399,904

Included in consolidated net income for the year ended December 31, 2012, Ps.99 million of income attributable to San Martin since its acquisition date and Ps.7 million of loss attributable to the addition of DIPESA. Revenue for the year ended December 31, 2012 includes Ps. 2,032 million in respect of San Martin and Ps.122 million in espect of DIPESA, since their respective acquisition dates.

Impact of acquisitions on the financial information of the Company

Below is consolidated pro forma financial information of ICA, considering the financial results of acquisitions as if they had occurred on January, 2012. This pro-forma information does not necessarily represent the actual results of operation of ICA if the acquisitions had been made as of such date. ICA’s Management consider these pro forma numbers to represent an approximate measure of the performance of the combined group on an annualized basis and to provide a reference point for comparison in future periods. Condensed financial information is as follows:

Year ended December 31, 2012
Consolidated statements of income and other comprehensive income:
Revenues	Ps. 49,745,349
Operating income	3,669,881
Consolidated net income	1,694,363

In determining the pro forma’ revenue and profit of ICA, had DIPESA and San Martín been acquired at the beginning of January 1, 2012, the Company has:

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

The consolidation requirements, accounting policies and valuation methods used in preparing the consolidated financial statements as of and for the year ended December 31, 2013 are the same as those applied in the consolidated financial statements for 2012 and 2011, including the adoption of new standards and interpretations described in paragraph a) (i) included below, which are effective in 2013.

a.	Application of new and revised IFRS

i)	Effective January 1, 2013, the Company adopted the following International Financial Reporting Standards and interpretations in its consolidated financial statements:

–	Amendments to IFRS 7 Disclosures- Offsetting Financial/ Assets and Financial/ Liabilities.

–	IFRS 13, Fair Value Measurement

–	IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IAS 27 (as revised in 2011) Separate Financial Statements and IAS 28 (as revised in 2011) Investments in Associates and Joint Ventures

–	Amendments to lAS 1, Presentation of Financial Statements (as part of the Annual Improvements to IFRSs 2009—2011 Cycle issued in May 2012)

–	IAS 19, Employee Benefits (as revised in 2011)

The impact of these new standards on the financial statements of the Company is described as follows:

Amendments to IFRS 7 Disclosures- Offsetting Financial/ Assets and Financial/ Liabilities

The Company has applied the amendments to IFRS 7 Disclosures—Offsetting Financial Assets and Financial Liabilities for the first time in the current year. The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement.

The amendments have been applied retrospectively. As the Company does not have any offsetting arrangements in place, the application of the amendments has had no material impact on the disclosures or on the amounts recognized in the consolidated financial statements.

Impact of the application of IFRS 10

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements and SIC-12 Consolidation—Special Purpose Entities. IFRS 10 changes the definition of control such that an investor has control over an investee when a) it has power over the investee; b) it is exposed, or has rights, to variable returns from its involvement with the investee and c) has the ability to use its power to affect its returns. All three of these criteria must be met for an investor to have control over an investee. Previously, control was defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Additional guidance has been included in IFRS 10 to explain when an investor has control over an investee. Some guidance included in IFRS 10 that deals with whether or not an investor that owns less than 50% of the voting rights in an investee has control over the investee is relevant to the Company.

The Company’s management made an assessment as at the date of initial application of IFRS 10 (i.e. January 1, 2013) as to whether or not the Company has control over its investments in accordance with the new definition of control and the related guidance set out in IFRS 10.

Impact of the application of IFRS 11

IFRS 11 replaces lAS 31 lnterests in Joint Ventures, and the guidance contained in a related interpretation, SIC-13 Jointly Controlled Entities - Non-Monetary Contributions by Venturers, has been incorporated in lAS 28 (as revised in 2011). IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified and accounted for. Under IFRS 11, there are only two types of joint arrangements—joint operations and joint ventures. The classification of joint arrangements under IFRS 11 is determined based on the rights and obligations of parties to the joint arrangements by considering the structure, the legal form of the arrangements, the contractual terms agreed by the parties to the arrangement, and, when relevant, other facts and circumstances. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. Previously, lAS 31 contemplated three types of joint arrangements—jointly controlled entities, jointly controlled operations and jointly controlled assets. The classification of joint arrangements under lAS 31 was primarily determined based on the legal form of the arrangement (e.g. a joint arrangement that was established through a separate entity was accounted for as a jointly controlled entity).

The initial and subsequent accounting of joint ventures and joint operations is different. Investments in joint ventures are accounted for using the equity method (proportionate consolidation is no longer allowed). lnvestments in joint operations are accounted for such that each joint operator recognizes its assets (including its share of any assets jointly held), its liabilities (including its share of any liabilities incurred jointly), its revenue (including its share of revenue from the sale of the output by the joint operation) and its expenses (including its share of any expenses incurred jointly). Each joint operator accounts for the assets and liabilities, as well as revenues and expenses, relating to its interest in the joint operation in accordance with the applicable Standards.

The management reviewed and assessed the classification of its investments in joint arrangements in accordance with the requirements of IFRS 11, concluding that the Company’s investment listed below, which were classified as a jointly controlled entities under lAS 31 and was accounted for using the proportionate consolidation method, should be classified as a joint venture under IFRS 11 and accounted for using the equity method.

The change in accounting of the Company’s investment in Autovia Necaxa Tihuatlan, S.A. de C.V., ICA Fluor, S. de R.L. de C.V. y Subsidiarias, Rodio Kronsa, S.A., Los Portales, S.A., Suministro de Agua de Queretaro, S.A. de C.V., Aquos El Realito, S.A. de C.V., Renova Atlatec, S.A. de C.V., Mitla Tehuantepec, S.A. de C.V., Constructora de Infraestructura de Aguas Potosi, S.A. de C.V., Actica Sistemas, S. de R.L. de C.V., C7AI Servicios Industriales Especializados, S.A. de C.V., Infraestructura y Saneamiento de Atotonilco, S.A. de C.V. y Administracion y Servicios Atotonilco, S.A. de C.V. has been applied in accordance with the relevant transitional provisions set out in IFRS 11. Comparative amounts for 2012 and 2011 have been adjusted to reflect the change in accounting for the Company’s investments. The initial investment as at January 1, 2012 for the purposes of applying the equity method is measured as the aggregate of the carrying amounts of the assets and liabilities that the Company had previously proportionately consolidated (see the tables below for details). Also, the management of the Company has performed an impairment assessment on the initial investment as at January 1, 2011 and concluded that no impairment loss is required.

Impact of the application of IFRS 12

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the application of IFRS 12 has resulted in more extensive disclosures in the consolidated financial statements (see notes 17, 18 and 19 for details).

Impact of the application of IFRS 13 Fair Value Measurement

The Company has applied IFRS 13 for the first time in the current year. IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The scope of IFRS 13 is broad; the fair value measurement requirements of IFRS 13 apply to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are within the scope of lAS 17 Leases, and measurements that have some similarities to fair value but are not fair value (e.g. net realizable value for the purposes of measuring inventories or value in use for impairment assessment purposes).

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value under IFRS 13 is an exit price regardless of whether that price is directly observable or estimated using another valuation technique. Also, IFRS 13 includes extensive disclosure requirements.

IFRS 13 requires prospective application from January1, 2013. In addition, specific transitional provisions were given to entities such that they need not apply the disclosure requirements set out in the Standard in comparative information provided for periods before the initial application of the Standard. In accordance with these transitional provisions, the Company has not made any new disclosures required by IFRS 13 for the 2012 comparative period (please see note 30 for the 2013 disclosures). Other than the additional disclosures, the application of IFRS 13 has not had any material impact on the amounts recognized in the consolidated financial statements.

Impact of the application of Amendments to lAS 1 Presentation of Financial Statements (as part of the Annual Improvements to IFRSs 2009—2011 Cycle issued in May 2012)

The Annual Improvements to IFRSs 2009—2011 have made a number of amendments to IFRSs. The amendments that are relevant to the Company are the amendments to lAS 1 regarding when a statement of financial position as at the beginning of the preceding period (third statement of financial position) and the related notes are required to be presented. The amendments specify that a third statement of financial position is required when a) an entity applies an accounting policy retrospectively, or makes a retrospective restatement or reclassification of items in its financial statements, and b) the retrospective application, restatement or reclassification has a material effect on the information in the third statement of financial position. The amendments specify that related notes are not required to accompany the third statement of financial position.

In the current year, the Company has applied a number of new and revised IFRSs (see the discussion above), which has resulted in material effects on the information in the consolidated statement of financial position as at January 1, 2012. In accordance with the amendments to lAS 1, the Company has presented a third statement of financial position as at January 1, 2012 without the related notes except for the disclosure requirements of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors as detailed below.

Impact of the application of IAS 19 Employee Benefits (as revised in 2011)

In the current year, the Company has applied IAS 19 Employee Benefits (as revised in 2011) and the related consequential amendments for the first time. IAS 19 (as revised in 2011) changes the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in the fair value of plan assets when they occur, and hence eliminate the “corridor approach” permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. All actuarial gains and losses are recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus. Furthermore, the interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a “net interest” amount under IAS 19 (as revised in 2011), which is calculated by applying the discount rate to the net defined benefit liability or asset. These changes have had an impact on the amounts recognized in profit or loss and other comprehensive income in prior years (see the tables below for details). In addition, IAS 19 (as revised in 2011) introduces certain changes in the presentation of the defined benefit cost including more extensive disclosures.

Specific transitional provisions are applicable to first-time application of IAS 19 (as revised in 2011). The Company has applied the relevant transitional provisions and adjusted the comparative amounts on a retrospective basis (see the tables below for details).

ii)	Quantification of the financial effects of the implementation of new and revised stantdards in the preceding paragraph:

–	Effects of the application of IFRS 11

Investments in joint ventures are no longer proportionately consolidated and are valued using the equity method.

	Year ended December 31,
Consolidated Statements of Income:	2012	2011
Decrease in revenue	Ps. 9,420,717	Ps. 6,222,271
Decrease in cost of sales	7,522,022	5,424,927
Decrease in gross profit	1,898,715	797,344
Decrease in other expenses	10,521	4,549
Decrease in operating income	1,751,842	566,143
(Decrease) increase in financing cost	(111,835)	138,319
Decrease in net income for the year	2,766	14,773
Decrease in income for the year attributable to:
Controlling interest	(660)	14,727
Non-controlling interest	3,426	46

–	Effects of the application of IAS 19 (as revised in 2011)

	Year ended December 31,
Consolidated Statements of Income:	2012	2011
Increase in administration expenses	Ps. 250,724	Ps. 40,610
Decrease in income tax	(75,217)	(12,183)
Decrease in net income for the year	175,507	28,427
Decrease in income for the year attributable to:
Controlling interest	175,261	28,427
Non-controlling interest	246	—

–	Consolidated Statements of Financial Position

	December 31, 2011 (as previously reported)		IFRS 11 adjustments		IAS 19 adjustments		January 1, 2012 (as adjusted)
Cash and cash equivalents	Ps.	10,899,714	Ps.	(2,018,082)	Ps.	—	Ps.	8,881,632
Customers and other receivables		38,212,821		(977,130)		—		37,235,691
Construction materials inventory and real state inventories		9,306,921		(1,099,038)		—		8,207,883
Advances to subcontractors and others		2,218,125		(393,111)		—		1,825,014
Financial assets from concessions		8,488,478		(3,154,401)		—		5,334,077
Intangible assets from concessions		14,768,140		(1,640,410)		—		13,127,730
Property, plant and equipment, net		4,565,736		(713,429)		—		3,852,307
Investment properties		55,898		—		—		55,898
Investment in associated companies		5,485,563		224,236		—		5,709,799
Investment in joint venture		—		1,932,861		—		1,932,861
Prepaid expenses and other assets, net		1,515,621		(306,934)		—		1,208,687
Notes payable Current portion of long-term debt		(19,714,473)		75,287		—		(19,639,186)
Trade accounts payable and other payable accounts		(15,965,079)		3,226,150		—		(12,738,929)
Advances from customers		(3,921,824)		755,033		—		(3,166,791)
Long-term debt		(30,320,024)		3,592,538		—		(26,727,486)
Labor obligations		(607,306)		88,912		(40,610)		(559,004)
Other long-term liabilities		(5,755,185)		395,335		—		(5,359,850)
Deferred income taxes		1,590,976		(25,582)		12,183		1,577,577

Total effect on net assets	Ps.	20,824,102	Ps.	(37,766)	Ps.	(28,427)	Ps.	20,757,910

Total effect on equity	Ps.	(20,824,102)	Ps.	37,766	Ps.	(28,427)	Ps.	(20,757,910)

	December 31, 2012 (as previously reported)		Reversal of discontinued operations presented in 2012		IFRS 11 adjustments		IAS 19 adjustments		December 31, 2012 (as adjusted)
Cash and cash equivalents	Ps.	8,412,601	Ps.	38,823	Ps.	(1,848,436)	Ps.	—	Ps.	6,602,988
Customers and other receivables		34,630,811		288,253		(2,111,599)		—		32,807,465
Construction materials inventory and real state inventories		5,996,776		2,369,562		(1,306,518)		—		7,059,820
Advances to subcontractors and others		1,752,029		—		(202,621)		—		1,549,408
Assets classified as held for sale		3,041,845		(2,996,697)		(45,148)		—		—
Investment in Trust		—		243,943		(243,943)		—		—
Financial assets from concessions		15,596,174		—		(4,588,146)		—		11,008,028
Intangible assets from concessions		16,872,452		—		(1,725,277)		—		15,147,175
Property, plant and equipment, net		6,028,327		—		(722,365)		—		5,305,962
Investment properties		491,579		—		—		—		491,579
Investment in associated companies		5,844,933		—		246,512		—		6,091,445
Investment in joint venture		—		—		2,323,677		—		2,323,677

	December 31, 2012 (as previously reported)		Reversal of discontinued operations presented in 2012		IFRS 11 adjustments		IAS 19 adjustments		December 31, 2012 (as adjusted)
Prepaid expenses and other assets, net		2,206,290		56,116		(75,939)		—		2,186,467
Notes payable Current portion of long-term debt		(10,925,346)		—		330,711		—		(10,594,635)
Trade accounts payable and other payable accounts		(17,482,321)		(385,042)		3,743,611		—		(14,123,752)
Advances from customers		(4,088,014)		(108,289)		682,838		—		(3,513,465)
Liabilities directly associated with assets classified as held for sale		(673,168)		673,168		—		—		—
Long-term debt		(40,841,672)		—		4,680,605		—		(36,161,067)
Labor obligations		(670,880)		—		105,713		(291,334)		(856,501)
Other long-term liabilities		(8,479,961)		(4,526)		671,097		—		(7,813,390)
Deferred income taxes		2,949,255		(175,311)		61,353		87,400		2,922,697

Total effect on net assets	Ps.	20,661,710	Ps.	—	Ps.	(23,875)	Ps.	(203,934)	Ps.	20,433,901

Total effect on equity	Ps.	(20,661,710)	Ps.	—	Ps.	23,875	Ps.	203,934	Ps.	(20,433,901)

–	Impact on cash flows for the year ended December 31, 2012 on the application of the above new and revised Standards

	IAS 19 Adjustments		IFRS 11 Adjustments		Total
Net cash inflow (outflow) from operating activities	Ps.	203,934	Ps.	(1,190,162)	Ps.	(986,228)
Net cash outflow from investing activities		—		(585,284)		(585,284)
Net cash inflow from financing activities		—		1,363,043		1,363,043

Net cash inflow	Ps.	203,934	Ps.	(412,403)	Ps.	(208,469)

–	Impact on cash flows for the year ended December 31, 2011 on the application of the above new and revised Standards

	IAS 19 Adjustments		IFRS 11 Adjustments		Total
Net cash inflow (outflow) from operating activities	Ps.	28,427	Ps.	(144,327)	Ps.	(115,900)
Net cash outflow from investing activities		—		(422,718)		(422,718)
Net cash inflow from financing activities		—		959,151		959,151

Net cash inflow	Ps.	28,427	Ps.	392,106	Ps.	420,533

–	The impact of the application of the new and revised Standards on basic and diluted earnings per share

Changes in the Company’s accounting policies during the year are described in detail above affected only the Company’s results from continuing operations. To the extent that those changes have had an impact on results reported for 2012 and 2011, they have had an impact on the amounts reported for earnings per share.

The following table summarises that effect on both basic and diluted earnings per share.

	Increase (decrease) in profit for the year attributable to the controlling interest				Increase (decrease) in basic and diluted earnings per share
	Year ended December 31				Year ended December 31
	2012		2011		2012		2011
	Thousands of Mexican pesos				Pesos per share
Application of IFRS 11	Ps.	(660)	Ps.	14,727	Ps.	(0.001)	Ps.	0.024
Application of IAS 19		175,261		28,427		0.289		0.045

	Ps.	174,601	Ps.	43,154	Ps.	0.278	Ps.	0.069

iii)	The Company has not applied the following new and revised IFRSs that have been issued but that are not effective until January 1, 2014 or at a later date:

–	IFRS 9, Financial Instruments (“IFRS 9”) (2)

–	Amendments to IFRS 9 and IFRS 7, Mandatory Effective Date of IFRS 9 and Transition Disclosures (2)

–	Amendments to IFRS 10, IFRS 12 and IAS 27, Investment Entities (1)

–	Amendments to IAS 32, Offsetting Financial) Assets and Financial) Liabilities (1)

1	Effective for annual periods beginning on or after 1 January 2014, with earlier application permitted.
2	Effective for annual periods beginning on or after 1 January 2018, with earlier application permitted.

b.	Reclassifications

Certain amounts in the consolidated financial statements for the years ended December 31, 2012 and 2011 have been reclassified to conform the presentation of the amounts in the 2013 consolidated financial statements.

c.	Operations and transactions in foreign currency

Translation of financial statements of foreign subsidiaries

The individual financial statements of each subsidiary of the Company are presented in the currency of the primary economic environment in which the entity operates (its functional currency). To consolidate the financial statements of foreign subsidiaries, their financial information is translated into Mexican pesos (the reporting currency), considering the following methodology:

The operations in which the functional currency and the recording currency are the same, the financial statements of the entity are translated to the reporting currency using the following exchange rates: i) the closing exchange rate in effect at the date of the statement of financial position for assets and liabilities, ii) historical exchange rates for stockholders’ equity as well as revenues, costs and expenses. Translation effects are recorded in other comprehensive income.

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

In addition, in relation to a partial disposal of a subsidiary that includes a foreign operation that does not result in the Company losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognised in profit or loss. For all other partial disposals (i.e. partial disposals of associates or joint arrangements that do not result in the Company losing significant influence or joint control), the proportionate share of the accumulated exchange differences is reclassified to results.

Goodwill and fair value adjustments to identifiable assets acquired and liabilities assumed through acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Exchange differences arising are recognised in other comprehensive income.

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

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks (see paragraph (w) below for hedging accounting policies); and

•

Exchange differences on monetary items such as receivables from or payables to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal or partial disposal of the net investment.

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

Housing and housing development costs comprise the cost of the acquisition of land, improvements, permits and licenses, labor costs, materials and direct and indirect costs. Borrowing costs incurred during the construction period are capitalized.

Land to be developed over a period of more than 12 months is classified under non-current assets and is recorded at acquisition cost.

The valuation of inventory, the control of the cost of sales and the related profit are recognized through a cost budgeting system. The cost budgeting system is reviewed quarterly and updated periodically when modifications are made to sales price or cost estimates of construction and development of the home. Variations in the original cost budget that require a change in cost of sales of inventory are applied to results in the period in which they are determined. Inventory costs include (i) the cost of land, (ii) rights, licenses, permits and other project costs, (iii) housing development costs, construction and infrastructure costs, (iv) borrowing costs incurred during the construction period and (v) administration and supervision of real estate. The costs related to real estate projects are capitalized during development of the project and are applied to cost of sales in the proportion in which revenues are recognized.

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

Expenditures for property, plant and equipment are capitalized and valued at acquisition cost.

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

Residual values, useful lives and depreciation methods are reviewed at the end of each year and adjusted prospectively if applicable. If the depreciation method is changed, this is recognized in retrospectively.

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

Replacements or renewals of complete items that extend the useful life of the asset, or its economic capacity are recognized as an increase to property, plant and equipment, with the consequent withdrawal or derecognition of the replaced or renewed.

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

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree, and the fair value of previous shareholding of the acquirer in the acquiree (if any) over the net amounts of identifiable assets acquired and liabilities assumed at the acquisition date. If after a revaluation net of the amounts of identifiable assets acquired and liabilities assumed at the date of acquisition exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of previous shareholding the acquirer in the acquiree (if any), the excess is recognized immediately in the income statement as a gain on bargain purchase.

Non-controlling interests that are shareholdings and entitle their holders a proportionate share of the net assets of the acquired company in the event of liquidation can be initially measured either at fair value or the value of the proportionate share of non-controlling interest in the amounts recognized of the identifiable net assets of the acquired company. The measurement option is applicate on each transaction. Other types of non-controlling interests are measured at fair value or, when applicable, based on the specification by others IFRS.

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

Goodwill is not amortized and is subject to impairment tests annually or earlier if indicators of impairment are presented. For assessing impairment, goodwill is allocated to each cash-generating unit of which the Company expects to make profits. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the unit and then to the other assets of unit, proportionally, based on the carrying amount of each asset in the unit. The impairment loss recognized for goodwill purposes cannot be reversed at a later period.

Upon the disposal a subsidiary, the amount attributable to goodwill is included in determining the gain or loss on disposal.

The Company’s policy for goodwill arising from the acquisition of an associate is described in subsection (l) below.

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

l.	Investments in associates and joint ventures

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The results of associated companies and joint venture are incorporated in the consolidated financial statements using the equity method, unless the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5.

Under the equity method, an investment in an associate or joint venture is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate or joint venture. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate or joint venture recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate or joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets (“IAS 36”) as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

Upon disposal of an associate or joint venture that results in the Company losing significant influence over that associate or joint venture, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with

IAS 39. The difference between the previous carrying amount of the associate or joint venture attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate or joint venture. In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate or joint venture would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when it loses significant influence over that associate or joint venture.

When a group entity transacts with its associate or joint venture, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Company’ consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Company.

m.	Interests in joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

When a subsidiary of the Company operates in the context of joint operations, the Company as a joint operator recognizes in relation to its interest in a joint operation:

•	Its assets, including its share of any assets held jointly.

•	Its liabilities, including its share of any liabilities incurred jointly.

•	Its revenue from the sale of its share of the output arising from the joint operation.

•	Its share of the revenue from the sale of the output by the joint operation.

•	Its expenses, including its share of any expenses incurred jointly.

When a subsidiary of the Company enters into transactions with a joint arrangement in which it is a joint operator (such as a sale or contribution of assets), the Company is considered to be conducting the transaction with the other parties to the joint operation, and gains and losses resulting from the transactions are recognized in the Company’s consolidated financial statements only to the extent of other parties’ interests in the joint operation.

When a subsidiary of the Company enters into transactions with a joint operation in which an entity of the Company is a joint operator (such as a purchase of assets), the Company does not recognize its share of the gains and losses until it resells those assets to a third party.

n.	Investment in concessions

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

Financial assets are recorded at fair value and are valued at amortized cost by calculating interest by the effective interest method at the date of the financial statements, based on the yields determined for each of the concession contracts. Interest income on financial assets from concessions are recognized within revenues, as they form part of ordinary operations of the Company and as such, form part of the general objective of the concession activity, carried out regulary and thereby providing revenues on a routine basis.

Investments in concessions resulting in the recognition of an intangible asset are recorded at acquisition value or construction cost and are amortized, in the case of investment in highways, tunnels and concessions that involve the use of facilities for the duration of the concessions, based on units of production. For water treatment plants, amortization is based on treated water volumes. In the airport concessions, amortization is based on the term thereof which is 50 years.

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

Provisions for long-term maintenance are recognized at present value, with the adjustment recorded within financial cost.

o.	Government grants

Agencies of the Mexican government have provided grants to ICA to finance certain concesion investments. The conditions set forth with respect to the grants are approved by the competent agencies.

ICA identifies government grants with assets for which the grant implies the purchase of the asset or the construction or acquisition of other assets, restricting the type or location of such assets or the periods during which they are to be acquired or held to match the terms and conditions of the grant.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognised in profit or loss in the period in which they become receivable.

Grants for the acquisition of assets are presented net against the related asset, and are applied to results over the same period and using the same amortization criteria as that of the related asset, except when they are recognized at the time of their collection, because no basis existed for allocating a grant to periods other than that in which it was received (see Note 13.e).

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to them and that the grants will be received. Receipt of a grant does not provide conclusive evidence that the conditions attached to it have been or will be fulfilled.

p.	Prepaid expenses

Prepaid assets mainly consist of costs related to uncompleted construction contracts, (mainly related to insurance and performance bonds) which are recorded at historical cost and amortized over the estimated useful life of the asset, as applicable.

q.	Applications of IT

Costs associated with software maintenance are recognized as expenses when incurred. The acquisition and development costs that are directly attributable to the design, implementation and testing of identifiable and unique software that ICA manages, are recognized as other assets when they fulfill the following criteria:

–	It is technically possible to complete the software so that it can be used;

–	Management intends to complete the software and use or sell it;

–	The ability to use or sell the software exists;

–	It can be shown that it is probable that the computer program will generate future economic benefits;

–	Existence of the technical, financial and other resources to complete the development of software that allows use or sale, and the expenditure attributable to the software during its development can be measured reliably.

The direct costs are capitalized as part of cost of computer programs and include the costs of employees performing the computer program and a portion of the indirect costs.

Development costs of computer programs that are recognized as assets are amortized on a straight line from the start of operations of each application within their estimated useful lives fluctuating between three to five years.

r.	Impairment of long-lived assets in use

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

s.	Assets classified as hed for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when:

i)	the asset (or disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset (or disposal group),

ii)	its sale is highly probable,

iii)	Management must be committed to the sale, and

iv)	the sale is expected to be completed within one year from the date of classification.

In addition, IFRS requires separate presentation of the results of the discontinued operation in the consolidated income statement, retrospectively for all comparative periods. Discontinued operations consider only those assets available for sale representing a line of business or geographical area.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale.

When the Company is committed to a sale plan involving disposal of an investment, or a portion of an investment, in an associate or joint venture, the investment or the portion of the investment that will be disposed of is classified as held for sale when the criteria described above are met, and the Company discontinues the use of the equity method in relation to the portion that is classified a held for sale. Any retained portion of an investment in an associate or a joint venture that has not been classified as held for sale continues to be accounted for using the equity method. The Company discontinues the use of the equity method at the time of disposal when the disposal results in the Company losing significant influence over the associate or joint venture.

After the disposal takes place, the Company accounts for any retained interest in the associate or joint venture in accordance with IAS 39 unless the retained interest continues to be an associate or a joint venture, in which case the Group uses the equity method (see the accounting policy regarding investments in associates or joint ventures described in paragraph l).

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

t.	Investment units

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

As of December 31, 2013 and 2012 the UDI value was Ps.5.0587 and Ps. 4.8746, respectively.

u.	Financial instruments

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

Financial assets at fair value through profit of loss are recorded at fair value, recognizing in results any gain or loss arising from their remeasurement. The gain or loss recognized in results includes any dividend or interest earned from the financial asset and is recorded in interest expense or income in the consolidated statements income and other comprehensive income. Fair value is determined as described in Note 30.f.

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

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through results to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed the amortized cost if the impairment would not have been recognized.

Derecognition of financial assets

On derecognition of a financial asset in its entirety, the difference between the asset´s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised in other comprehensive income and accumulated in equity is recognized in results.

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

A financial liability is classified as held for trading if:

•	It has been acquired principally for the purpose of repurchasing it in the near term; or
•	On initial recognition it is part of a portfolio of identified financial instruments that are managed together for which there is evidence of a recent pattern of making short-term profits, or
•	It is a derivative that accounting purposes does not comply with requirements to be designated as a hedging instrument

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

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in results incorporates any interest paid on the financial liability and is included in effects of valuation of financial instruments in the statement income and other comprehensive income.

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

v.	Risk management policy

ICA is exposed to risks that are managed through the implementation of systems related to identification, measurement, limitation of concentration, mitigation and supervision of such risks. The basic principles defined by ICA in the establishment of its risk management policy are the following:

•	Compliance with Corporate Governance Standards

•

Establishment, by each different business line and subsidiary, of risk management controls necessary to ensure that market transactions are conducted in accordance with the policies, rules and procedures of the Company

•	Special attention to financial risk management, basically composed by interest rate, exchange rate, liquidity and credit risks (see Note 30).

Risk management in ICA is mainly preventive and oriented to the medium- and long-term, taking into considertaion the most probable scenarios of evolution of the variables affecting each risk.

w.	Derivative financial instruments

The Company underwrites a variety of financial instruments to manage its exposure to the risks of volatility in interest rates and exchange rates, including foreign currency forward contracts, interest rate swaps and combined interest rate and foreign exchange swaps (cross currency swaps) related to the financing of its concession projects and construction. Note 26 includes a more detailed explanation of derivative financial instruments.

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured at fair value at the end of each reporting period. Fair value is determined based on recognized market prices. When the derivative is not listed on a market, fair value is based on valuation techniques accepted in the financial sector. Valuations are conducted quarterly in order to review the changes and impacts on the consolidated results.

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

When the related transaction fulfills all hedge accounting requirements, the derivative is designated as a hedging instrument when the contract is entered (either as a hedge of cash flow or hedge of foreign currencies or a fair value hedge). The decision to apply hedge accounting depends on economic or market conditions and economic expectations in the national or international markets.

When the Company contracts a derivative financial instrument for hedging purposes from an economic perspective but that instrument does not comply with all requirements established by IFRS to be considered as hedging instruments, gains or losses from such derivative financial instrument is applied to the results in the period in which it occurs.

The Company’s policy not to enter into derivative financial instruments for speculative purposes, but certain instruments entered into by the Company that do not qualify as hedging instruments and accounted for as trading instruments and the fluctuation in fair value is recognized in the financial results of the period in which they are measured.

Effectiveness tests of derivatives that qualify as hedging instruments from an accounting perspective are performed at least once every quarter and every month, if there is a significant change.

Note 26 include details of the fair values of derivative instruments used for hedging purposes.

Fair value hedges

The change in the fair value of the hedging instruments and the change in the hedged item attributable to the hedged risk are recognized in the line item in the statement of income and other comprehensive income relating to the hedged item.

Cash flow hedges

For cash flow hedges (including interest rate swaps and interest rate options) and hedging exchange rate designated as cash flow hedges and foreign currency instruments including foreign exchange, currency swaps foreign and foreign currency options, the effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The ineffective portion is recognized immediately in the financial results of the period.

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

Interruption of hedge accounting

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

x.	Provisions

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

Major maintenance provisions

The Company is required to perform major maintenance activities to its airports as established by the concession provided by the Mexican government. The estimated major maintenance costs are based on the master develop plan (MDP), which is reviewed and updated every five years. Such contractual obligations to maintain and restore the infrastructure of the Company’s airports is recognized as a provision in the consolidated statements of financial position based on an estimate of the expenditure that would be required to settle the present obligation at the end of the reporting period. When the effect of the time value of money is material, the amount of the provision equals the present value of the expenditures expected to be required to settle the obligation. Where discounting is used, the carrying amount of the provision increases each period to reflect the passage of time and this increase is recognized as a borrowing cost. After initial recognition, provisions are reviewed at the end of each reporting period and adjusted to reflect current best estimates. Adjustments to provisions arise from three sources: (i) revisions to estimated cash flows (both in amount and timing); (ii) changes to present value due to the passage of time; and (iii) revisions of discount rates to reflect prevailing current market conditions. In periods following the initial recognition and measurement of the maintenance provision at its present value, the provision is revised to reflect estimated cash flows being closer to the measurement date. The Company’s major maintenance provisions increase over time as it incurs its obligation to restore the infrastructure of its airports, which deteriorate based on usage. At any reporting date, the best estimate of the expenditure required to settle the obligation in the future is proportional to the usage of the Company’s airport infrastructure, for example the number of airplanes that have used its airports’ runways. The unwinding of the discount relating to the passage of time is recognized as a financing cost and the revision of estimates of the amount and timing of cash flows is a reassessment of the provision and charged or credited as an operating item within the consolidated statements of income and other comprehensive income.

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

y.	Reserve for repurchase of shares

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

z.	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of income and other comprehensive income because of items of income or expense that are taxable or deductible in periods different from when they are recognized in accounting profit or for items which are never taxable or deductible. Through December 31, 2013, the Business Flat Tax (“IETU”) was in effect, which was determined based on cash flows, considering the income received less the expenditures authorized by law. The income tax incurred was the higher of regular income tax (“ISR”) and IETU.

In accordance with 2014 tax reform mentioned in note 2, the tax regime in which ICA was authorized by the the Ministry of Finance and Public Credit of Mexico to prepare their income tax returns on a consolidated basis, which included the proportional tax of taxable income or loss of its Mexican subsidiaries was eliminated. The government established three alternatives are offered to companies to deconsolidate from a tax perspective and thus determine the deferred tax at December 31, 2013, including a deferred payment scheme over the next five fiscal years for the impact of deconsolidation.

As opposed to ISR, ICA and its subsidiaries incurred IETU on an individual basis. Of those subsidiaries that incurred IETU, the only amount of IETU recognized was the excess owed over ISR.

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

In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

For the purposes of measuring deferred tax liabilities and deferred tax assets for investment properties that are measured using the fair value model, the carrying amounts of such properties are presumed to be recovered entirely through sale, unless the presumption is rebutted. The presumption is rebutted when the investment property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The management of the Company reviewed the Company’s investment property portfolios and concluded that none of the Company’s investment properties are held under a business model whose objective is to consume substantially all of the economic benefits embodied in the investment properties over time, rather than through sale. Therefore, the Company has determined that the “sale” presumption set out in the amendments tolAS 12 is not rebutted.

Assets and deferred tax liabilities are offset when a legal right to offset assets with liabilities exists and when they relate to income taxes relating to the same tax authorities and the Company intends to liquidate its assets and liabilities on a net basis.

aa.	Employee benefits and termination costs

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

Certain subsidiaries are subject to statutory employee profit sharing (“PTU”) payment stemming from legal dispositions, which is recorded in the results of the year in which it is incurred and presented under general expenses in the consolidated statements of income and other comprehensive income.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

•	Service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements).

•	Net interest expense or income.

•	Remeasurement.

The Company presents the first two components of defined benefit costs in profit or loss in the line item general expenses. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Company’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

A liability for a termination benefit is recognized at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.

bb.	Share-based payments

Based on IFRS 2, a share-based payment of ICA, granted to executives, is classified as an equity instrument, and is recognized when the services are received by the Company subsequently settled by delivering shares. The cost of equity an instrument reflects their fair value at the date of grant and is recognized in earnings during the period in which the executive rights to the benefit accrue.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straightline basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to additional paid-in capital.

cc.	Revenue recognition

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

The basis for costs used to calculate the percentage of completion in accordance with the costs incurred method considers: (i) costs that relate directly to the specific contract, (ii) indirect costs related to contract activity and that can be identified with a specific contract, and (iii) any other costs that may affect the customer under the terms agreed in the contract. Costs that relate directly to a specific contract include all direct costs as raw material, labor, costs of subcontracting, manufacturing costs and supply of equipment carried out in independent workshops, project startup costs and depreciation. Indirect costs that are assignable to the contract include: indirect labor, administrative payroll, housing camps and related costs, quality control and inspection, internal and external oversight of the contract, insurance costs, bonds, depreciation, amortization, repair and maintenance.

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

Periodically, the Company evaluates the reasonableness of the estimates used in determining the percentage of completion. Estimates of the costs of construction contracts are based on assumptions which may differ from the actual cost over the life of the project. The cost estimates are reviewed periodically, taking into account factors such as increases in the prices of materials, amount of work to be performed, inflation, exchange rate fluctuations, changes in contract specifications due to adverse conditions, provisions that are recorded in accordance with construction contracts throughout the duration of projects, including those relating to penalty clauses, completion and commissioning of the projects and the rejection of costs by customers, among others. If, as a result of this evaluation, there are modifications to the revenue or cost previously estimated, adjustments are made for the percentage of completion and if there are indications that the estimated costs to be incurred to completion of the project will exceed the expected revenue, a provision is recognized for estimated contract loss in the period in which it is determined. Revenues and estimates costs may be affected by future events. Any changes in these estimates may affect the results of the Company.

A variation on the extent of the work may be due to several factors, including: improvements in the construction process due to reduced supplies or runtime, local regulatory changes and changes in the conditions for the execution of the project or its implementation, design changes requested by the customer and the geological conditions not included in the original plan. Additionally, and in order to identify possible changes in contracts, ICA has implemented a method by which these changes can be identified and reported, the amounts can be quantified and approved and the changes can be implementedefficiently on projects. A variation is included in contract revenue when: a) it is probable that the customer will approve the changes and the amount of revenue resulting from the change, b) the amount of revenue can be reliably measured and c) and it is probable that the economic benefits flow to the entity. Claims or incentives for early completion are recognized as part of the revenue of a contract, provided that there is sufficient evidence that the customer will authorize payment for these items. Consequently, claims and incentives are included in contract revenue only when: a) negotiations have reached an advanced stage such that it is probable that the customer will accept the claim, and b) the amount that probable to be accepted by the customer can be determined reliably. The costs incurred for change orders instructed by the client and are awaiting the definition and authorization of price, are recognized as an asset under the caption “Cost and Estimated Earnings in Excess of Billings on Uncompleted Contracts” described below. With respect to incentive payments, revenues are recognized only when the execution of the contract is significantly advanced to conclude that the specified standards of performance will be achieved or exceeded and the amount of the incentive payment can be measured reliably.

In projects financed by the Company in which the value of the contract includes revenues from work execution and financing, only borrowing costs directly related to the acquisition or construction of assets, less any yield obtained by the temporary investment of such funds and the foreign exchange loss to the extent it is an adjustment to interest costs, are attributed to contract costs. Borrowing costs that exceed estimates and are not contractually reimbursed by customers are not part of the contract costs. In these types of contracts, the collection of the contract amount from the client may take place at the end of the project. However, periodic progress reports are presented to and approved by the customer, which form the basis for the Company to obtain where appropriate, financing for the project in question.

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

Infrastructure concessions

In accordance with IFRIC 12, for both financial concession assets and intangible concession assets, the revenues and costs related to construction or improvements during the construction phase are recognized in revenues and construction costs. Revenues stemming from the financing of the investment in concessions are recorded in the statement of income and other comprehensive income as they accrue and are presented in concession revenues within continuing operations.

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

Real estate sales

According to IFRIC 15, Agreements for the Construction of Real Estate and IAS 18, revenues derived from sales of low- and medium-income housing and real estate are recognized as revenue once the house or real estate development is completed and the rights, benefits and obligations related to the property have transferred to the buyer, which occurs upon formalization of the deed.

For sales of developments in which financial resources are obtained from financial institutions, revenue is recognized only when the properties are completed, the respective financing is received and the deed had been finalized. When the Company provides financing, revenue is recognized upon the execution of the deed of delivery-receipt, which is the moment upon which the risks, benefits, rights and obligations of the property have been transferred to the buyer and only when is probable that the economic benefits associated with the transaction will flow to the Company. The Company retains neither ongoing management involvement in the property sold in the degree to which usually is associated with an owner, except for the reservation of title, which is released at the time the price has been paid in full and the deed is ultimately processed.

Real estate inventories are divided into two large segments: land held for development and inventories in-progress (which include both houses under construction and unsold finished houses).

Mining services

Revenues from the rendering of mining services are recognized based on the stage of completion based on the services contracted with and approved by the customer.

Interest income

Interest income is recorded on a periodic basis, with reference to capital and the effective interest rate applicable.

Leasing revenues

The Company’s policy for recognition of revenue from operating leases is described in subparagraph i) of this note (the Company as lessor).

dd.	Basic and diluted earnings per share

Basic earnings per share is computed over three levels of income, dividing: a) income from continuing operations attributable to the controlling interest, b) income from discontinued operations attributable to the controlling interest and c) the net income of the controlling interest, over the weighted average number of common shares outstanding during the year. The dilutive effect of the Company’s potential ordinary shares does not have a significant material effect on the Company’s determination of earnings per share; thus diluted earnings per share approximates basic earnings per share during the years ended December 31, 2013, 2012 and 2011.

5.	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company’s accounting policies, which are described in Note 4, management of is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

Estimates and assumptions are reviewed regularly. Changes to accounting estimates are recognized in the period in which the change is made and future periods if the change affects both the current period and to subsequent periods.

a.	Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations (see paragraph b), performed by management throughout the process of applying the accounting policies of the Company and that have the most significant effect on the amounts recognized in the consolidated financial statements.

•

Through December 31, 2012, for the determination of deferred taxes, the Company prepared projections of future taxable income for period over which deferred taxes will reverse, in order to establish whether it expected to pay IETU or ISR in those years for purposes of determining the basis of the deferred income tax. The Company noted that certain subsidiaries will only incur ISR, while others will only incur IETU; it had therefore recognized deferred taxes by using the basis applicable for each legal entity. As of December 31, 2013, IETU was eliminated, such that deferred income taxes are only recognized on an ISR basis.

•	Assessment of the existence of control, joint control or significant influence investments in subsidiaries (Note 17, 18 and 19).

•

The Company’s defined benefit obligation is discounted at the rate set by reference to market yields at the end of the reporting period on government bonds. Significant judgement is required when setting the criteria for bonds to be included in the population from which the yield curve is derived.

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

•	Determining profit margin and the degree of progress in construction contracts (see Note 4.cc).

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

•

The long-lived assets of the Company correspond to property, plant and equipment and concessions granted by the Mexican government and foreign governments for the construction, operation and maintenance of roads, bridges and tunnels, airport management and municipal services. The Company reviews the estimated useful life and depreciation method used for tangible and intangible assets derived from concessions at the end of each reporting period and the effect of any changes in estimates are recognized prospectively. Annually, to assess any evidence of impaired assets, the Company prepares a value in use calculation assigned to each cash-generating unit, in the case of certain assets. The estimate of value in use requires the Company to determine future cash flows to be derived from the cash generating units and an appropriate discount rate to calculate the present value. The Company uses cash flow projections of revenue based on estimates of market conditions, the calculation of prices and volumes of traffic.

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

•	The estimates made by the independent appraisers in determining the fair value of investment property (see Notes 4.h and 15).

•

In determining whether goodwill is impaired, the Company makes an estimate of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires that the Company to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

•

The Company makes estimates to determine and recognize the provision for project completion rental and maintenance of equipment, which is determined based on the degree of completion of projects and the hours of operation in the case of machinery.

•

Management prepares estimates to determine and recognize the provision necessary for the maintenance and repair of highways and other infrastructure under concession, which affects the results of the periods in which the infrastructure under concession becomes available for use and through the date on which the maintenance and/or repair work is performed.

•

The Company values and recognizes derivatives at fair value, regardless of the purpose for holding them. Its bases fair value on market prices for derivatives traded in recognized markets. If no active market exists, the derivative instrument is valued using the valuations of counterparties (valuation agents) verified by a price provider authorized by the National Registry of Securities (Registro Nacional de Valores). These valuations are based on methodologies recognized in the financial sector and are supported by sufficient and reliable information. Note 26 contains a description of the techniques and methods utilized to value derivative financial instruments.

•	To determine certain provisions, the Company uses factors related to lead times for construction contracts and production volume, as well as hours of use for owned and leased machinery.

Although these estimates were made based on the best information available at December 31, 2013, it is possible that events may take place in the future that will require their modification (increases or decreases) in subsequent years, which such modification would be made prospectively in the Company’s consolidated financial statements.

6.	Cash and cash equivalents

a.	Cash and cash equivalents at each period end as shown in the statement of financial position are composed as follows:

	December 31,
	2013	2012
Cash	Ps. 1,140,955	Ps. 1,066,997
Cash equivalents:
Bank paper	1,200,868	1,801,404
Government securities	192,161	849,949
Commercial paper	492,084	96,070
Bank deposit certificates	69,736	40,341
Other	273,978	294,747

Total cash and equivalents (1)	Ps. 3,369,782	Ps. 4,149,508

b.	Restricted cash and cash equivalents are as follows:

	December 31,
	2013	2012
Cash	Ps. 2,009,979	Ps. 1,949,991
Government securities	4,146	485,519
Other	32,901	17,970

Total (1)	2,047,026	2,453,480
Long-term	(37,047)	(503,249)

Current	Ps. 2,009,979	Ps. 1,950,231

(1)	As of December 31, 2013 and 2012, total cash, cash equivalents and restricted cash are Ps.5,417 million and Ps.6,603 million, respectively.

Restricted cash represents cash and cash equivalents of the trusts created for concessions, and are affected by the collection of tolls, net of payments of operating expenses and maintenance of concession projects, and funds are assigned based on credit agreements and the trust agreement in effect. The use of these funds is restricted to the payment of the release of rights of way, construction, operation and maintenance of concessions and for payment and guarantees of debt. At December 31, 2013 and 2012, restricted cash includes a balance of Ps.1,248 million and Ps.832 million, respectively corresponding to the construction of the section of the Kantunil-Cancun-Playa del Carmen Highway.

7.	Customers

a.	As of December 31, 2013 and 2012, the balance of short-term customers is as follows:

	December 31,
	2013	2012
Billings on contracts (1)	Ps. 4,081,336	Ps. 3,633,351
Retained billings on contracts	171,406	108,439
Guarantee deposits	160,015	51,473
Notes receivable	677,397	747,068
Discounted notes	89,635	—

	5,179,789	4,540,331
Cost and estimated earnings in excess of billings on uncompleted contracts (1)	11,717,925	13,081,184
Allowance for doubtful accounts	(837,491)	(1,087,969)

Total customer receivables from sales and services	Ps . 16,060,223	Ps. 16,533,546

(1)	As of December 31, 2013, the balance of billings on contracts included Ps. 653 millon and as of December 31, 2012, included Ps. 824 millon and the balance of cost and estimated earnings in excess of billings on uncompleted contracts included Ps.629 million, respectively, from the La Yesca Hydroelectric Project. In conformity with the financed public works mixed-price contract executed with the Comision Federal de Electricidad (“CFE”) in November and December 2012 CFE signed the provisional acceptance of the first and second turbogenerator unit of La Yesca, respectively. As a result of this, ICA received in December 2013, a payment of U.S.$140 million and in 2012 he received the first and second payment in the amount of the U.S.$700 and U.S.$342 million, which were applied in full to settle debt related to the project. The contract receivables and the cost and estimated earnings in excess of billings on uncompleted contracts bear annual interest at an average 5.24% rate.

Customer receivables disclosed above are classified as loans and receivables and are therefore measured at amortized cost.

ICA’s Management considers the carrying amount of accounts receivable represents its fair value. There is no interest charged on current accounts receivable as classified as customers. At December 31, 2013, the Company recognized an allowance for doubtful accounts of Ps.896,810 million, determined based on the experience of counterparty default and an analysis of their current financial position. Besides customers mentioned in Note 41, no other customer represents more than 5% of the total balance of accounts receivable.

ICA’s principal customers are concentrated in the construction segment and represent 78%, 82% and 84% of total consolidated revenues for the years ended December 31 2013, 2012 and 2011, respectively. (See Note 41)

The management of accounts receivable and the determination of the need for a reserve are carried out by each individual entity that forms part of the consolidated financial statements, as each entity has more thorough knowledge of the financial situation and relationship with each of its customers. However, in each of the Company’s lines of business, certain guidelines exist regarding specific characteristics that each customer must possess depending on the nature of the line of business.

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

b.	Aging of past due but not impaired

	December 31,
	2013		2012
Up to 120 days	Ps. 3,352,068		Ps. 6,272,748

120 to 360 days	3,891,207		4,842,178
More than 360 days	7,082,162		3,639,995

	10,973,369	(1)	8,482,173

Total	Ps. 14,325,437		Ps. 14,754,921

Average age (days)	231		235

(1)	At December 31, 2013, includes Ps.515 million related to the La Yesca project and Ps.1,089 million related to the Eastern Discharge Tunnel and other projects in which management of the Company considers that in accordance with the contracts and the credit quality of its customers, as well as other elements regarding the nature of the receivables, an allowance for doubtful accounts is not necessary.

c.	The balance of long-term customers is as follows:

	December 31,
	2013	2012
Billings on contracts (1)	Ps. 8,830,366	Ps. 8,170,194
Notes receivable	616,602	716,835
Allowance for doubtful accounts	(59,319)	(313,300)

	9,387,649	8,573,729
Cost and estimated earnings in excess of billings on uncompleted contracts (1)	3,857,163	2,846,913

	Ps. 13,244,812	Ps. 11,420,642

(1)	As of December 31, 2013 and 2012, includes Ps.11,784 and Ps.10,754 million, respectively, that correspond to the contract for the construction of the Rio de los Remedios-Ecatepec Highway which Naucalpan Ecatepec S.A. de C.V. (formerly Viabilis Infraestructura, S.A.P.I de C.V.), subsidiary of ICA, signed with the Highway, Airports, and Other Related and Auxiliary Services System of the State of Mexico, “SAASCAEM” (for its acronym in Spanish). Payment, including a guaranteed return on investment, as well as the guarantee of recovery of investment and all related financing, will be made on the basis of collections of tolls charged by the trust set up for this purpose. Collections will be made until the recovery of the investment plus an internal rate of return of 10%, which is estimated to be over a time period of 30 years. On March 1, 2013, tranche 3 of the highway, covering the area from Vallejo Avenue to the Mexico- Pachuca highway, began operations. From this date, the tranche in operation, in conjunction with tranche 1 (Puente de Vigas- A. Vallejo), covers a total length of 12.1 kilometers.

d.	The allowance for doubtful accounts, considering both current and long-term is:

	December 31,
	2013			2012
Billings on contracts	Ps.	630,808		Ps.	851,305
Trade receivable		198,303			236,887

Allowance for doubtful for current accounts		829,111			1,088,192
Notes receivable		67,699			313,077

Total allowance for doubtful accounts	Ps.	896,810	(1)	Ps.	1,401,269	(1)

(1)	As of December 31, 2013 and 2012, impaired accounts receivable represent customers with balances 360 days or more past due and correspond mainly to the construction and airports segments.

The changes in the allowance for doubtful accounts

	December 31,				January 1,
	2013		2012		2012
Beginning balance	Ps.	1,401,269	Ps.	1,332,010	Ps.	586,859
Increase of the period		99,939		376,408		745,385
Application of the period		(208,248)		—		(234)
Cancellation of the period		(396,150)		(307,149)		—

Ending balance	Ps.	896,810	Ps.	1,401,269	Ps.	1,332,010

e.	At December 31, 2013 and 2012, the balance of cost and estimated earnings in excess of billings on uncompleted contracts is as follows:

	Projects
	CEFERESO Nayarit		Túnel Rio Medellín		Line 12		Eastern Discharge Tunnel		Arco Sur		Rio de los Remedios		Other projects		December 31, 2013
Costs incurred on uncompleted contracts	Ps.	4,019,009	Ps.	600,085		$13,007,078	Ps.	4,547,923	Ps.	5,353,454	Ps.	10,568,327	Ps.	41,380,273	Ps.	79,476,149
Estimated earnings		1,187,630		56,369		—				348,651		1,216,203		4,537,206		7,346,059
Losses incurred		—		—		(4,006)		—		—		—		—		(4,006)

Recognized revenue		5,206,639		656,454		13,003,072		4,547,923		5,702,105		11,784,530		45,917,479		86,818,202
Less: billings to date		3,419,938		408,656		9,205,430		3,943,433		5,096,542		8,792,345		40,376,770		71,243,114

Total cost and estimated earnings in excess of billings on uncompleted contracts		1,786,701		247,798		3,797,642		604,490		605,563		2,992,185		5,540,709		15,575,088
Less:
Non—current cost and estimated earnings in excess of billings on uncompleted contracts		847,772		—		—		—		—		2,992,185		17,206		3,857,163

Current cost and estimated earnings in excess of billings on uncompleted contracts	Ps.	938,929	Ps.	247,798	Ps.	3,797,642	Ps.	604,490	Ps.	605,563	Ps.	—	Ps.	5,523,503	Ps.	11,717,925

	CEFERESO Nayarit		La Yesca		Line 12		Eastern Discharge Tunnel		Arco Sur		Rio de los Remedios		Other Projects		December 31, 2012
Costs incurred on uncompleted contracts	Ps.	3,414,685	Ps.	14,239,211	Ps.	12,928,195	Ps.	4,633,589	Ps.	5,113,115	Ps.	8,273,551	Ps.	35,633,256	Ps.	84,235,602
Estimated earnings		1,014,811		440,388				809,488		331,823		953,974		4,033,273		7,583,757
Losses incurred		—		—		(3,977)		—		—		—		(89,926)		(93,903)

Recognized revenue		4,429,496		14,679,599		12,924,218		5,443,077		5,444,938		9,227,525		39,576,603		91,725,456
Less: billings to date		2,873,898		14,050,665		9,183,218		3,780,164		4,277,919		6,399,079		35,232,415		75,797,358

Total cost and estimated earnings in excess of billings on uncompleted contracts		1,555,598		628,934		3,741,000		1,662,913		1,167,019		2,828,446		4,344,188		15,928,098
Less:
Non—current cost and estimated earnings in excess of billings on uncompleted contracts		—		—		—		—		—		2,828,446		18,468		2,846,914

Current cost and estimated earnings in excess of billings on uncompleted contracts	Ps.	1,555,598	Ps.	628,934	Ps.	3,741,000	Ps.	1,662,913	Ps.	1,167,019	Ps.	—	Ps.	4,325,720	Ps.	13,081,184

8.	Construction backlog

a.	Backlog includes the entire contract amount only for contracts in which ICA has control over the project. ICA considers that it controls a project when it has a controlling interest and it is the project leader. When control is shared, the amount included in backlog represents ICA’s participation in the equity of the association. A reconciliation of backlog representing executed construction contracts at December 31, 2013 and 2012 is as follows:

	Civil Construction	Mining Services			Other Services		Total
Balance at January 1, 2012	Ps. 19,813,996	Ps.	—		Ps.	—	Ps. 19,813,996
New contracts in 2012	24,835,504		7,603,619	(1)		1,542,985	33,982,108
Changes orders and adjustments in 2012	11,151,730		863,413			—	12,015,143
Less: construction revenue earned 2012	28,614,084		1,431,621			412,729	30,458,434

Balance at December 31, 2012	27,187,146		7,035,411			1,130,256	35,352,813
New contracts in 2013	18,417,525		105,287			—	18,522,812
Changes orders and adjustments in 2013	3,677,747		548,285			387	4,226,419
Less: construction revenue earned 2013	18,624,241		2,740,393			379,665	21,744,299

Balance at December 31, 2013	Ps. 30,658,177		Ps. 4,948,590			Ps. 750,978	Ps. 36,357,745

(1)	Corresponds to the incorporation of San Martin.

b.	When the control is shared, backlog incorporates the portion of the contract belonging to ICA based on its and the rights to the assets and obligations for the liabilities, as defined by IFRS 11. The principal activity of the Company is focused on the construction segment, therefore its backlog, in millions of pesos, in which ICA participates through its joint ventures (see note 19) is as follows:

	Total associates and joint ventures
Balance at January 1, 2012	Ps.	8,911

Balance at December 31, 2012	Ps.	21,737

Balance at December 31, 2013	Ps.	10,864

c.	For the period beginning January 1 to March 18, 2014, the Company entered into construction contracts for Ps.1,907 million.

9.	Construction materials inventories

Construction materials inventories are as follows:

	December 31,
	2013		2012
Raw materials and other materials	Ps.	655,291	Ps.	471,533
Parts, accessories and other		282,336		271,577

	Ps.	937,627	Ps.	743,110

10.	Real estate inventories

a.	Short-term real estate inventories consist of the following:

	December 31,
	2013		2012
Land under development	Ps.	319,907	Ps.	846,756
Construction in-progress		3,194,056		2,082,440
Tourism and real estate projects		1,109,802		1,118,295
Vertical projects		1,654,175		2,269,219

		6,277,940		6,316,710
Less:
Long-term real estate inventories		4,202,358		2,629,782

Short-term real estate inventories	Ps.	2,075,582	Ps.	3,686,928

Capitalized financing costs are Ps.457 million and Ps.487 million, as of December 31, 2013 and 2012, respectively.

b.	The movement of the period in the statements of financial position at December 31, 2013 and 2012, is as follows:

CONCEPT	Horizontal		Vertical		Total
Balance at January 1, 2012	Ps.	4,037,468	Ps.	3,175,359	Ps.	7,212,827
Additions		1,740,796		505,868		2,246,664
Application to cost		(1,513,096)		(277,833)		(1,790,929)
Adjustment to fair value less selling expenses(1)		(701,525)		—		(701,525)
Others		(5,107)		135,000		129,893
Reclassified to property, plant and equipment(2)		—		(780,220)		(780,220)

Balance at December 31, 2012		3,558,536		2,758,174		6,316,710
Additions		726,740		246,897		973,637
Application to cost		(782,971)		(169,036)		(952,007)
Transferred		—		(48,869)		(48,869)
Others		(11,531)		—		(11,531)

Balance at December 31, 2013	Ps.	3,490,774	Ps.	2,787,166	Ps.	6,277,940

(1)	Corresponds to the valuation of real estate inventories included in the horizontal housing line which were recognized at fair value recorded in 2012 as they were previously classified as held for sale.

(2)	During 2012, the Master Real Estate and Tourism Development Plan for Aak-Baal was approved by the Company. Based on this authorization and the terms of the plan with respect to the use of the related assets, the Company’s management decided to classify the land as property, plant and equipment, as the plan no longer contemplates the sale of this land, but rather its use by the Company. Accordingly, Ps.780 million was transferred from real estate inventories to property, plant and equipment. The plan contemplates the construction of a golf course of 18 holes. The Company will also build a marina for 100 boats and will receive boats transiting the coast of southeastern Mexico and residents of Aak-Bal. The Company also plans to build a five-star hotel averaging 200 to 250 rooms.

The vertical and horizontal housing has the following characteristics:

The vertical housing consists of mulit-level houses built on common property, with rights of ownership to the common property, but for which in contrast to the horizontal property described below, does not result in a community of owners.

Vertical growth architecture offers different activities within a commonproperty area, where mixed land use is obtained. The challenge provided by vertical architecture is to generate the best use of the common property.

A vertical development integrates as many possible uses of the common areas for people who reside there, and provides vegetation in spaces that would normally be occupied by a horizontal housing development and provides low density.

Horizontal housing is characterized by extended private property on one floor or locale of a building or urban or complex construction.Horizontal housing is a legal institution that refers to the set of rules governing the division and organization of various properties, as a result of the segregation of a building or common ground. The horizontal property is a mixture of private property and co-ownership. It is a form of division of property by dividing housing into condominiums, and attributes to the holder of such units an absolute and exclusive right of ownership over the property as well as a right of ownership regarding property in common domain.

The horizontal housing is a regime that regulates the way in which a property is divided, the relationship between the owners of private property and common assets that have been segregated of a land or a building. The horizontal housing allows the organization of the co-owners and maintenance of the common areas.

The right of horizontal property includes a percentage of ownership in the common elements of all apartment owners in the condominium.

At December 31, 2013 and 2012, certain real estate inventory valued at Ps.3,424 million and Ps.333 million, respectively, are pledged as collateral for loans outstanding totaling Ps.898 million and Ps.674 million, respectively (see Note 27).

As mentioned in Note 29.c, in December 2010, ICA activated the mechanism in a trust established to guarantee receivables owed to ICA from the Esmeralda Resort Project, S.A. de C.V. (“PER”) of Ps.1,447 million (including interest), by which ICA awarded itself the current buildings under construction, golf course, and land of over 289 hectares in a first level beach area as payment on the overdue receivables. As of December 31, 2010, these assets had been classified as current and non-current real estate inventories of Ps.522 and Ps.925 million, respectively. During 2011, ICA received an additional payment in the amount of Ps.151.5 million, paid in-kind with land, thus reducing the receivable owed to ICA from PER.

11.	Other receivables

The accounts receivable are as follows:

	December 31,
	2013		2012
Sundry debtors	Ps.	697,254	Ps.	840,710
Notes receivable		51,585		52,435
Guarantee deposits		270,821		114,288
Financial assets from concessions (Note 13)		399,264		1,079,223
Derivative financial instruments (Note 26)		296,746		224
Officers and employees		60,627		28,119
Other permanent investments		3,663		—
Dividend receivables		21,528		—
Recoverable taxes		1,404,186		1,489,188
Amounts receivable from related parties (Note 38)		849,834		1,276,221
Allowance for doubtful accounts		(27,103)		(27,131)

	Ps.	4,028,405	Ps.	4,853,277

12.	Advances to subcontractors and other

At December 31, 2013 and 2012, this item includes the following:

	December 31,
	2013		2012
Prepaid expenses	Ps.	320,083	Ps.	153,529
Advances to suppliers		90,555		449,381
Advances to subcontractors		1,086,234		832,006
Premiums paid for insurance and bonds		98,241		114,492

	Ps.	1,595,113	Ps.	1,549,408

13.	Investment in concessions

a.	The classification and integration of investment in concessions is as follows:

Financial asset:

	Date of	Direct and Indirect Ownership Percentage		Balance as of December 31,
Description of Project	Concession Agreement	2013	2012	2013		2012
Water treatment plant in Cd. Acuña (1) (2)	September 1998	—	100%	Ps.	—	Ps.	207,016
Rio Verde—Cd. Valles Highway (1)	July 2007	100%	100%		3,332,185		2,990,272
Social infrastructure Sarre (4)	December 2010	100%	100%		—		4,432,456
Social infrastructure Papagos (4)	December 2010	100%	100%		—		4,457,507

					3,332,185		12,087,251
Total short-term financial assets					399,264		1,079,223

Total long-term financial assets				Ps.	2,932,921	Ps.	11,008,028

Intangible asset:
Kantunil—Cancun Highway	October 1990	100%	100%	Ps.	3,385,812	Ps.	2,571,810
Acapulco Tunnel	May 1994	100%	100%		798,669		824,985
Water treatment plant in Cd. Acuña (1) (2)	September 1998	—	100%		—		31,777
Autovia Queretaro, Palmillas-Apaseo el Gde	February 2013	100%	—		3,058,132		—
Central North Airport Group	November 1998	41.38%	58.63%		7,299,035		7,155,243
Rio Verde—Cd. Valles Highway (1)	July 2007	100%	100%		1,713,161		1,555,007
Libramiento La Piedad, Highway	January 2009	100%	100%		2,529,588		2,438,843
Barranca Larga- Ventanilla, Oaxaca Highway	April 2012	100%	100%		1,944,587		569,510
Diamond Tunnel (3)	May 2013	100%	—		221,189		—

Total intangible assets				Ps.	20,950,173	Ps.	15,147,175

(1)	Combination of both financial and intangible assets.
(2)	Company sold in 2013.
(3)	Company incorporated in 2013.
(4)	These subsidiaries are presented in the consolidated financial statements as assets classified as held for sale, at December 31, 2013 (see Note 34).

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

b.	For the years ended December 31, 2013, 2012 and 2011, the Company recognized construction costs and related revenues in exchange for a financial asset, an intangible asset or a combination of both, in relation to construction on its concessions for Ps.6,654 million, Ps.8,404 and Ps.4,726 million, respectively.

c.	The changes in investment in concessions classified as intangible assets in the consolidated statement of financial position at December 31, 2013 and 2012 were as follows:

	Cost	Amortization		Net
Balance at January 1, 2012	Ps. 16,870,483	Ps.	(3,742,753)	Ps.	13,127,730
Acquisition or additions	1,832,610		—		1,832,610
Acquisitions through business combinations	569,510				569,510
Amortization	—		(373,111)		(373,111)
Transfers	(9,564)		—		(9,564)

Balance at December 31, 2012	19,263,039		(4,115,864)		15,147,175
Acquisition or additions	6,436,984		—		6,436,984
Sales or disposals	(76,876)		—		(76,876)
Amortization	—		(410,251)		(410,251)
Transfers and grants	(133,866)		—		(133,866)
Others	(12,993)		—		(12,993)

Balance at December 31, 2013	Ps. 25,476,288	Ps.	(4,526,115)	Ps.	20,950,173

d.	The integration of concessions classified as intangible assets is as follows:

	December 31,
	2013		2012
Projects completed and in operation:
Construction cost and acquisition	Ps.	9,470,117	Ps.	8,337,913
Rights to use airport facilities		5,228,404		5,228,404
Improvements in concessioned assets		5,289,829		3,291,983
Financing costs capitalized		264,032		(38,335)
Accumulated amortization		(4,526,115)		(4,115,864)
Others		—		(168,080)

		15,726,267		12,536,021
Construction in-progress:

Construction cost		4,936,987		2,290,514
Financing costs capitalized		286,919		320,640

	Ps.	20,950,173	Ps.	15,147,175

e.	Capital grants received by government agencies, to finance concessions, are as follows:

		December 31,
	Date received	2013		2012
Grants assets:
Kantunil- Cancun Highway	December, 1990 October, 1994	Ps.	932,057	Ps.	932,057
Autopista Barranca Larga – Ventanilla—Highway	December, 2012		1,212,850		1,212,850

			2,144,907		2,144,907
Grants receivable			1,096,048		1,425,172

Grants collected and applied in concession investment		Ps.	1,048,859	Ps.	719,735

Government grants that have been amortized to results in the year 2013, 2012 and 2011 presented in cost of concessions in the consolidated statement of income and other comprehensive income amounted to Ps.329 million, Ps.13 million and Ps. 107 million, respectively.

f.	For the years ended December 31, 2013, 2012 and 2011, interest income earned on the financial concession asset was Ps.672 million, Ps.451 million and Ps.508 million, respectively, which is presented within concession revenues in the consolidated statement of income and other comprehensive income.

g.	The concessionaires are required to maintain the infrastructure concession at an optimal level of service, ensuring a minimum score established by the grantor (see Note 23). At the end of the concession period, the assets assigned to it and the operating rights will revert to the grantor, in good condition, free of charge and free of any liens. The following describes the basic terms and conditions of the concessions:

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

Water treatment plant

•

In order to provide for the necessary investments in water treatment plants granted in the related service agreements (“CPS” for its acronym in Spanish), the Company will seek, manage, obtain and apply economic resources arising from the Mexican National Infrastructure Fund (“FONADIN”).

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

•

The concessionaire can only use the airport facilities for the purposes specified in the concession agreement and should provide services in accordance with applicable law and regulations, subject to revisions by the SCT.

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

•

Within 60 days of the conclusion of the contract, the Decentralized Administrative System for Prevention and Social Rehabilitation of the Ministry of Public Security (“PyRS”) and Sarre Infraestructure and Services, S.A. de C.V. (“Sarre”) and Papagos Services for the Infraestructure, S.A. de C.V. (“Papagos”) (both “ Suppliers”), will establish a Consultation Committee composed of 3 representatives of PyRS (one of them will serve as Chairman of the Advisory Committee and will be responsible for the coordination of the Consultation Committee) and 3 representatives of the Suppliers (one of them will be Secretary of the Advisory Committee and will be responsible for the minutes of the agreements and resolutions adopted and issued by the Advisory Committee).

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

At December 31, 2013, these concessions are presented as assets classified as held for sale (see Note 34).

All terms and conditions have been fulfilled during the years ended December 31, 2013 and 2012.

h.	Below is a description of the primary concessions held by the subsidiaries of the Company:

Grupo Aeroportuario Centro Norte (“GACN”)

In November 2008, the SCT granted to GACN, concession agreements to manage, operate and where appropriate, build and maintain the following international airports: Acapulco, Ciudad Juarez, Culiacan, Chihuahua, Durango, Mazatlan, Monterrey, Reynosa, San Luis Potosi, Tampico, Torreon, Zacatecas and Zihuatanejo. As these airports are state-owned, after the termination of the concession period, any improvements and additional installations permanently attached to the concessioned assets and created during the concession period will revert to the state. The concession term is for 50 years.

GACN has the obligation to make investments in and perform improvements to concessioned assets according to the five-year MDP, authorized by SCT. The total amount is Ps.2,745 million, based on December 2009 values and Ps.3,135 million, based on December 2013 values (as the SCT considers the effects of inflation on the required investment amounts). At December 31, 2013 the remaining amount to be invested by the Company is Ps.1,552 million is as follows:

Year	Amount
2014	Ps. 1,179,867
2015	372,112

Total	Ps. 1,551,979

Improvements made at the Company’s expense to airport facilities may be recognized by the Mexican Bureau of Civil Aviation (Direccion General de Aviacion Civil, or “DGAC”) as part of the Company’s investment in the airport concession. The cost of airport improvements recognized by the DGAC that form part of the Company’s investment in the concession are “recovered” by the Company in the form of adjustments to the maximum rates that the Company may charge for aeronautical services, which are regulated by the DGAC.

In 2009, the Company paid Ps.1,159,611 to acquire land strategically located adjacent to the Monterrey airport to allow for the airport’s future growth, including the construction of a second runway, which the Company intends to complete in the future. The acquired land is classified in the Company’s financial statements for the year ended December 31, 2013 and 2012 as land owned by the Company at its acquisition value, presented as a fixed asset. The Company is negotiating the ability to recognize the cost of the investment made on this land as part of the its future investment in the Monterrey airport concession included in the airport’s required master development program investments, rather than as a fixed asset owned by the Company.

The DGAC authorized the recognition of Ps.386,538 of the land acquired as part of the Company’s investment in concession included in the MDP at the Monterrey airport for the period from 2013 to 2015.

Of the Ps. 386,538 thousand authorized by the DGAC, Ps. 121,701 thousand were authorized for recognition as investment in concession by the Company in 2013, Ps. 138,486 for 2014, and Ps. 126,351 thousand were authorized for 2015. An additional amount of Ps.77,306 was authorized by the DGAC through the extraordinary review of the maximum rate in 2011. The Company is still negotiating for the recognition as investment in concession of the remaining cost of the land acquired, for the amount of Ps.695,769. All amounts in this paragraph are expressed in nominal at December 2009 pesos. The current amounts to be recognized by the DGAC as part of the investment in the concession will be adjusted based on the Mexican National Producer Price Index (Indice Nacional de Precios Productor).

The land acquired by the Company is the exclusive property of the Company and are classified in the consolidated statement of financial position as part of property and equipment. The land will remain classified as a fixed asset until negotiations with DGAC have been concluded. If the DGAC recognizes the land as part of the concession, it is expected that title thereto will transfer from the Company to the Mexican government, at which point the company would derecognize the fixed asset and recognize a corresponding addition for the same amount as part of the investment in airport concessions (intangible assets).

The MDP would be modified based on the following schedule and restated values based on the PPI, at December 31, 2013:

Year	Amount
2013	Ps. 139,000
2014	158,171
2015	144,311

Ps. 441,482

The Company has pledged baggage screening equipment, included within improvements to concessioned assets, as a guarantee for bank loans that the Company has with Private Export Funding Corporation, with a carrying value of Ps.328,577 as of December 31, 2013. The Company is not authorized to use this equipment as a guarantee for other loans, nor sell them to another entity.

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

Toll revenues provided by this concession guarantee a long-term debt agreement which matures over 25 years (see Note 27).

Rio Verde - Ciudad Valles - Highway (“RVCV”)

In July 2007, the SCT granted the Company a concession for the highway between Rio Verde and Ciudad Valles covering a length of 113.2 kilometers for: (i) operation, maintenance upgrade, conservation and extension of the Rio Verde — Rayon highway of 36.6 kilometers; (ii) construction, operation, maintenance and conservation of the Rayon — La Pitaya II highway of 68.6 kilometers; and (iii) operation, maintenance upgrade, conservation and extension of the La Pitaya — Ciudad Valles III highway of 8.0 kilometers. The concession term is for 20 years.

At December 31, 2013, 2012 and 2011, accumulated financing cost amounted to Ps.130 million, Ps.927 million and Ps.622 million, respectively. The annual average capitalization rate was 5.25%, 12.08% and 12.49%, respectively.

Kantunil - Cancun - Highway

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

In March 2008, ICA acquired 100% of the stock of Consorcio del Mayab, S.A. de C.V.

During the third quarter of 2011, the Company signed an amendment to the concession which adds to the terms of the concession the construction, operation, conservation and maintenance of an additional 54 kilometers related to the Kantunil-Cancun highway to Playa del Carmen. This additional highway project will connect Lazaro Cardenas with the Playa del Carmen municipality, which would be a branch of the toll road from Cancun to Merida. It is estimated that the additional 54 kilometers, which began construction in January 2012, will have two phases: 7 km into the municipality of Solidaridad (Playa del Carmen) and another 47 kilometers into Lazaro Cardenas, which will have two lanes, one for each direction of 3.5 meters each with a width of 2.5 meters; with a right of way of 40 meters and a maximum speed of 110 kilometers per hour. The first section, called Cedral-Tintal, will begin at the Trunk Cedral junction, which connects with Kantunil Highway in the town of Lazaro Cardenas, bound for Playa del Carmen; while the beginning of the branch-Playa del Carmen Tintal be built in the second grade-separated junction- called Tintal junction-, that the project will also connect with the toll road Merida-Cancun. The term of the concession is extended 30 years, terminating in 2050.

Toll revenues provided by this concession guarantee the redeemable participation certificates that will be amortized over a 17 year period (see Note 27).

At December 31, 2013, accumulated financing cost amounted to Ps.117 million. The annual average capitalizarion rate was 5.83%.

Libramiento La Piedad - Highway (“LIPSA”)

In March 2009, the SCT granted to the Company’s subsidiary, Libramiento ICA La Piedad, S.A. de C.V., the concession to construct, operate, conserve and maintain the Libramiento de La Piedad (La Piedad Bypass), which is 21.388 km long and includes the modernization of the federal highways 110 and 90, for a length of 38.8 km and 7.32 km, respectively, located in the States of Guanajuato and Michoacan. The Libramiento de La Piedad will form part of the major junction joining the highway corridors of Mexico City-Nogales and Queretaro-Ciudad Juarez and will free the city of La Piedad from the long-haul traffic moving between the Bajio region and Western Mexico. The concession term is for 30 years. The construction period under the original plan was 22 months which expired in 2011; due to problems related to the delivery of rights of way, the concession was renegotiated and construction concluded in November 2012. In 2013, the concession was financially restructured, which originated the modification of the concession to extend its term for an additional term of 15 years, therefore, the term of the concession conclude in 2054.

At December 31, 2012 and 2011, accumulated financing cost amounted to Ps.145 million and Ps.74 million, respectively; the annual average capitalization rate was 10.93% and 13.24%, respectively.

SARRE y Papagos - Social Infrastructure

In December 2010, the Ministry of Public Security (“Secretary”) of the Federal Government of United Mexican States (“Federal Government”) executed a CPS service agreement with Sarre and Papagos, subsidiaries of ICA; the purpose of CPS is to construct and operate social infrastructure and provide to the Federal Government the services associated with infrastructure, under the understanding that at no time the Company will be responsible for those functions and the related public services are the sole responsibility of the Federal Government. In accordance with the CPS, the services to be provided by the Company only consist of the construction and maintenance of the infrastructure, and ongoing services related to cleaning, pest control, landscaping, stores, food, laundry and laboratory services. Construction services performed with respect to the social infrastructure as set forth in the contract, amounted to Ps.21,190 and Ps.21,401, million for Sarre and Papagos, respectively.

The construction of social infrastructure was completed in October and November, 2012 respectively, upon which customer acceptance was received and the process for collection under of the CPS began. The maximum period of the CPS is for 20 years from the beginning of operation of the infrastructure.

At December 31, 2013, these projects are presented as held for sale (see Note 34).

Barranca Larga – Ventanilla - Highway

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

At December 31, 2013, accumulated financing cost amounted to Ps.117 million. The annual average capitalizarion rate was 3.37%.

Palmillas - Apaseo El Grande

In November 2012, the SCT granted a concession to build, operate, conserve and maintain the Palmillas—Apaseo El Grande highway. The cost of construction is approximately Ps.5,313 million. The 4-lane, 68-kilometer, high specification highway, located between the states of Queretaro and Guanajuato, creates a new connection between the metropolitan area of Mexico city, the Bajio region and the North. The highway will provide greater flow of traffic around the city of Queretaro that will reduce traffic, will improve environmental conditions and road safety. The new highway creates a connection between the highways operated by RCO, an associate of ICA. The project includes 9 junctions, the construction of 15 bridges and a total of 29 vehicular overpasses and underpasses. The total investment will be approximately Ps.9,630 million. The concession term is for 30 years.

At December 31, 2013, accumulated financing cost amounted to Ps.69 million. The annual average capitalizarion rate was 3.57%.

14.	Property, plant and equipment

Property, plant and equipment consist of the following:

	December 31,
	2013	2012
Carrying amount:
Land	Ps. 2,999,280	Ps. 3,015,101
Buildings	619,041	612,018
Machinery and operating equipment	886,253	856,033
Furniture, office equipment and vehicles	289,091	303,375
Machinery and equipment under lease	336,055	349,862
Machinery and equipment in-transit	21,205	78,473
Construction in-process	204,701	91,100

	Ps. 5,355,626	Ps. 5,305,962

Carrying amount	Land	Buildings	Machinery and operating equipment	Furniture, office equipment and vehicles	Machinery and equipment under lease	Machinery and equipment in-transit	Construction in-process	Total
Balances at January 1, 2012	Ps. 2,199,781	Ps. 832,686	Ps. 1,294,294	Ps. 508,922	Ps. 145,579	Ps. 19,148	Ps. 75,400	Ps. 5,075,810
Additions	28,611	1,175	219,476	81,708	44,140	—	20,608	395,718
Disposals	(12)	—	(275,641)	(11,586)	(4,649)	—	(1,408)	(293,296)
Acquisitions through business combinations	—	19,787	303,033	33,712	218,077	—	1,664	576,273
Transfer from real estate	780,220	—	—	—	—	—	—	780,220
Transfers	6,501	6,138				—	(5,164)	7,475
Others	—	(1,231)	4,912	(2,591)	1,184	59,325	—	61,599

Balance at December 31, 2012	3,015,101	858,555	1,546,074	610,165	404,331	78,473	91,100	6,603,799
Additions	2,059	15,000	247,081	55,420	119,430	—	61,562	500,552
Sales	(42,571)	(11,223)	(44,569)	(28,709)	(59,562)	—		(186,634)
Transfers	24,691	862	—	—	9,798	—	52,134	87,485
Others	—	40,120	(62,797)	20,234	2,982	(57,268)	(95)	(56,824)

Balance at December 31, 2013	Ps. 2,999,280	Ps. 903,314	Ps. 1,685,789	Ps. 657,110	Ps. 476,979	Ps. 21,205	Ps. 204,701	Ps. 6,948,378

Accumulated depreciation	Land	Buildings	Machinery and operating equipment	Furniture, office equipment and vehicles	Machinery and equipment under lease	Machinery and equipment in-transit	Construction in-process	Total
Balances at January 1, 2012	Ps. —	Ps. 203,703	Ps. 771,345	Ps. 247,045	Ps. 1,411	Ps. —	Ps. —	Ps. 1,223,504
Elimination on sale of assets	—	—	(227,293)	(7,964)	(2,179)	—	—	(237,436)
Depreciation expense	—	42,834	97,114	53,112	55,237	—	—	248,297
Others	—	—	48,875	14,597	—	—	—	63,472

Balance at December 31, 2012	—	246,537	690,041	306,790	54,469	—	—	1,297,837
Elimination on sale of assets	—	(2,118)	(32,804)	(19,758)	(45,902)	—	—	(100,582)
Depreciation expense	—	30,424	126,307	66,989	120,728	—	—	344,448
Others	—	9,430	15,992	13,998	11,629	—	—	51,049

Balance at December 31, 2013	Ps. —	Ps. 284,273	Ps. 799,536	Ps. 368,019	Ps. 140,924	Ps. —	Ps. —	Ps. 1,592,752

The Company’s obligations under finance leases (see Note 25) are secured by the lessors’ title to the leased assets, which have a carrying amount of Ps.298 million and Ps.321 million at December 31, 2013 and 2012, respectively.

15.	Investment properties

In 1994, the Company acquired land from the Government of Queretaro; this land has been restricted with respect to its use as it is considered forest land. In November 2009, the Company initiated legal proceedings in order to unrestrict the use of the land in order to begin development and on November 22, 2012, obtained the authorization for the change in use of the land. Subsequently, the final favorable decision received by the Company, unrestricting the use of the land on November 22, 2012 resulted in the recognition of gain from changes in its fair value, which amounted to Ps.435,680.

As of December 31, 2013, the Company has not yet built any infrastructure on the land and does not yet have a specific intended future use for such land. Accordingly, the Company continues to classify the land as investment properties.

The fair value of the Company’s investment property at December 31, 2013 has been determined in accordance IFRS13.91 (a), 93 (d) on the basis of an assessment carried out at the respective date by Ingenieria Industrial para America Latina, S.A. de C.V. (“Ingenial”), independent appraisers not related to the Company. Ingenial is registerd with the Mexican National Banking and Securities Commission with registration number 116-85-006, and has all appropriate qualifications as well as sufficient and recent experience in the valuation of investment properties similar in nature and location to that of the Company. The fair value determined at December 31, 2013 is similar to that recorded at December 31, 2012. The fair value was determined based on the market comparables that reflects recent transaction prices for similar properties, adjusted for specific characterics related to the Company’s property, obtained through market research by different media, direct visits to comparable properties and mass-media. There has been no change to the valuation technique during the year.

Valuation at fair value qualifies in Level 2 within the fair value hierarchy.

There were no transfers between Levels 1 and 2 during the year.

16.	Other assets

Other assets are comprised of the following:

	December 31,
	2013	2012
Goodwill (1)	Ps. 723,785	Ps. 787,339
Applications of IT	308,931	57,659
Guarantee deposits	13,123	5,333
Intangible asset (Net of Ps.111 million of amortization) (2)	297,709	409,286

Total	Ps. 1,343,548	Ps. 1,259,617

(1)	Includes the value of goodwill determined in the acquisition of San Martin of Ps.417,597.
(2)	Corresponds to the allocation of intangible assets identified in the San Martín backlog at the date of acquisition.

17.	Composition of ICA

Information about the composition of ICA at the end of the reporting period is as follows:

Principal activity	Place of incorporation and operation	Number of wholly-owned subsidiaries
		December 31,		January 1,
		2013	2012	2012
Construction	Mexico	24	25	19
Concessions	Mexico	20	21	16
Housing development	Mexico	9	9	9
Corporate and others	Mexico	18	17	17

		71	72	61

Principal activity	Place of incorporation and operation	Number of less than wholly-owned subsidiaries
		December 31,		January 1,
		2013	2012	2012
Construction	Mexico	12	12	14
Concessions	Mexico	2	3	5
Airports	Mexico	25	24	20
Housing development	Mexico	3	3	2
Corporate and others	Mexico	2	2	2

		44	44	43

Details of non-wholly owned subsidiaries that have material non-controlling interests in ICA are disclosed below:

Name of subsidiary	Place of incorporation and principal place of business	Proportion of ownership interests and voting rights held by non- controlling interests		Profit allocated to non- controlling interests				Accumulated non-controlling interests
		December 31,		Year ended December 31,				December 31,
		2013	2012	2013		2012		2013		2012
San Martin Contratistas Generales, S.A. (“San Martin”)	PERU	49%	49%	Ps.	230,944	Ps.	48,335	Ps.	397,498	Ps.	185,914
Grupo Aeroportuario Centro Norte y Subsidiarias (“GACN”)	MEXICO	59%	41%		668,912		338,282		3,727,593		2,649,789
Non-wholly owned subsidiaries that are not individually material	MEXICO	Various	Various		65,478		84,413		48,613		417,701

				Ps.	965,334	Ps.	471,030	Ps.	4,173,704	Ps.	3,253,404

Summarised financial information in respect of each of the ICA’s subsidiaries that has material non-controlling interests is set out below. The summarised financial information below represents amounts before intragroup eliminations:

	December 31,
San Martin	2013		2012
Current assets	Ps.	1,480,144	Ps.	1,311,692
Non-current assets		601,227		584,933
Current liabilities		1,093,306		1,325,131
Non-current liabilities		176,846		192,078
Equity attributable to owners of the Company		413,721		193,502
Non-controlling interests		397,498		185,914

	Year ended December 31,
San Martin	2013		2012		2011
Revenue	Ps.	4,296,758	Ps.	2,031,895	Ps.	3,428,155
Costs and expenses		3,552,547		1,882,096		3,386,362

Profit for the year		471,315		98,643		7,706

Profit attributable to owners of the Company		240,371		50,308		3,930

Profit attributable to the non-controlling interests		230,944		48,335		3,776

Profit for the year		471,315		98,643		7,706

Total comprehensive income attributable to owners of the Company		219,511		50,308		3,930

Total comprehensive income attributable to the non-controlling interests		210,902		48,335		3,776

Total comprehensive income for the year	Ps.	430,413	Ps.	98,643	Ps.	7,706

Net cash inflow from operating activities	Ps.	471,562	Ps.	90,274	Ps.	153,445

Net cash (outflow) inflow from investing activities		(124,782)		(113,343)		115,490

Net cash (outflow) inflow from financing activities		(202,353)		29,382		(262,476)

Net cash inflow	Ps.	257,258	Ps.	121,659	Ps.	118,541

	December 31,
GACN	2013	2012
Current assets	Ps. 2,250,443	Ps. 1,717,412
Non-current assets	8,744,474	8,431,666
Current liabilities	894,617	1,260,310
Non-current liabilities	3,741,389	2,472,814
Equity attributable to owners of the Company	2,631,318	3,766,165
Non-controlling interests	3,727,593	2,649,789

	Year ended December 31,
GACN	2013		2012		2011
Revenue	Ps.	3,420,166	Ps.	3,097,785	Ps.	2,790,618
Costs and expenses		2,260,375		1,937,868		1,871,369

Profit for the year		1,141,099		819,086		626,878

Profit attributable to owners of the Company		472,187		480,804		340,834

Profit attributable to the non-controlling interests		668,912		338,282		286,044

Profit for the year		1,141,099		819,086		626,878

Total comprehensive income attributable to owners of the Company		471,356		476,153		340,834

Total comprehensive income attributable to the non-controlling interests		667,735		335,010		286,044

Total comprehensive income for the year	Ps.	1,139,091	Ps.	811,163	Ps.	626,878

Net cash inflow from operating activities	Ps.	1,008,569	Ps.	1,260,415	Ps.	749,144

Net cash outflow from investing activities		(290,504)		(393,884)		(454,475)

Net cash outflow from financing activities		(336,492)		(237,732)		(83,873)

Net cash inflow	Ps.	1,534,006	Ps.	1,152,433	Ps.	523,634

Description of effective control in San Martin

Management assessed whether ICA has the control over San Martin based on its ability to make unilaterial decisions regarding the relevant activities of San Martin. As part of its judgment, management considered the rights of non-controlling interest holders, as well as its own potential voting rights with respect to call options that are included in the shareholders’ agreement. After such analysis, management concluded that ICA has the ability to direct the relevant activities of San Martin and therefore has control. Potential voting rights are considered substantive because they can be exercised at the time that there is a potential disagreement regarding a decision related to the relevant activities of the entity and their exercise price would be at fair value.

Changes in ICA’s ownership interests in subsidiaries

GACN

As mentioned in Note 2, during 2013 Aeroinvest, direct subsidiary of ICAsold certain of its shares of GACN in a secondary public offering (the “Offering”). GACN listed on the stock exchange in Mexico and New York. As a result of the Offering, the shareholding of the Company in GACN decreased from 54.37% to 37.12%. At December 31, 2013, the shareholding in GACN is as follows:

GACN
%
Aeroinvest	24.68
Servicios de Tecnologia Aeroportuaria (“SETA”)	16.70
Public investors	58.62

Total	100.00

The shareholding of SETA is distributed as follows:

SETA
%
Aeroinvest	74.50
Aeropuertos de Paris (“ADP”)	25.50

Total SETA	100.00

For purposes of its consolidated financial statements as of December 31, 2013, the Company’s participation in GACN is 41.38%.

Because of the decrease in the percentage of its participation in GACN, management has reassessed if the Company has effective control over GACN in order to consolidate its investment. As part of this analysis, the following circumstances existing at December 31, 2013 were taken into consideration:

a.	GACN´s Board of Directors is comprised of a minimum of 11 members, considering that a minimum of 25% of members must be independent. Each shareholder with 10% equity has the right to nominate a director, the Series BB shareholders (SETA) are entitled to nominate three directors; the remaining directors are nominated by the existing directors. Aeroinvest as the holder of a direct 24.68% of the shares can appoint two directors and SETA can appointthree directors, two of which will be appointed by Aeroinvest. There is onlyone shareholder with a participation of greater than 10% who may nominate a director. As the remaining directors are nominted by the existing directors, , the vote of Aeroinvest is always required for at least a simple majority of the remaining directors.

b.	In accordance with the statutes of GACN, SETA (holder of the Series “BB” shares) has the authority to appoint and remove the CEO, the CFO, the COO and the commercial director of GACN, and elect three members the Board of Directors and veto power over certain actions requiring the approval of the shareholders of GACN (including the payment of dividends and related to their right to appoint certain members of senior management). Upon termination of the technical assistance agreement, the Series “BB” shares will be converted into Series “B” shares, resulting in the termination of the aforementioned rights. If at any time prior to June l4, 2015, SETA holds less than 7.65% of Series “BB” shares, SETA will lose its veto rights. If anytime after June 14 2015, SETA has less 7.65% Series “BB” shares, such shares shall be converted into Series “B” shares, upon which SETA would lose all their special rights attached to the Series “B” shares. As long SETA retains at least 7.65% of the Series “BB” shares, all existing special rights will prevail.

Based on the analysis described in the preceding paragraphs and its related judgment, management has concluded that ICA has effective control over GACN and its subsidiaries, as it has substantive rights as a majority shareholder; it has the ability to appoint directors and executives of GACN; it controls, administers and has the right to direct the relevant activities of GACN; it has rights to variable returns of GACN and declare dividends as a result of a simple majority at the general meeting of shareholders; it controls the variable returns through the consideration of technical assistance for services provided by SETA to GACN and it has de facto control over GACN as result of the dispersion of other shareholdings. Additionally, the veto power of the non-controlling interests in SETA, regarding the relevant activities of GACN, are considered protective rights and not substantive, and thus do not grant privileges to control or manage the company, only to block certain decisions from a protective standpoint.

In addition, the statutes of GACN and Article 23 of the Mexican Airport Law stipulate that any shareholder holding 35% or more of the shares of GACN has the right to request control; condition that the Company fulfills at December 31, 2013.

Considering the aforementioned analysis and elements described above, management has concluded that ICA has effective control over GACN and its subsidiaries at December 31, 2013. Accordingly, ICA continues to consolidate GACN in the accompanying consolidated financial statements.

During 2013 and 2012, GACN made capital repayments and dividends to non-controlling interest for Ps.496,492 and Ps.186,105, respectively.

18.	Investments in associates

Details of material associates:

Investment in concessionaires associated companies	Principal activity	Date of	Proportion of ownership interest and voting power held by ICA		Balance of the investment
Investment		Concession	December 31,		December 31,
		Agreement	2013	2012	2013		2012
Red de Carreteras de Occidente, S.A.B. de C.V. (1)	Infraestructure	October 2007	—	18.70%	Ps.	—	Ps.	4,350,936
Autopistas Concesionadas del Altiplano, S.A. de C.V.	Infraestructure	Various	49.00%	49.00%		6,973		6,973
Proactiva Medio Ambiente Mexico, S.A. de C.V. (2)	Infraestructure	Various	49.00%	49.00%		627,422		572,683
Concesionaria Distribuidor Vial San Jeronimo Muyuguarda, S.A. de C.V. (3)	Infraestructure	December 2010	30%	30%		—		857,685
Terminal de Contenedores TEC II, Lazaro Cardenas, S.A. de C.V. (5)	Infraestructure	August 2012	5%	5%		97,621		48,534
Logistica Portuaria Tuxpan, S.A. de C.V.	Infraestructure		25%	25%		16,568		16,536
Trust rights (4)	Housing development	Various 2010	30%	30%		417,695		243,943
Aguas Tratadas del Valle de Mexico, S.A. de C.V. [3]	Infraestructure		10.20%	10.20%		—		(8,414)
Others		Various	—	—		1,635		2,569

Total investment in associates					Ps.	1,167,914	Ps.	6,091,445

(1)	Sold during 2013 (Note 2).
(2)	According to the shareholders agreement, the Company is entitled to cast 49% of the votes at the shareholders’ meeting of Proactiva.
(3)	Equity investments classified as asset available for sale at December 31, 2013 (Note 34).
(4)	During 2013, the investment included an investment in trust rights for a housing development for Ps.130,534.
(5)	The Company has concluded that it has significant influence as it has the ability to designate a board member. Additionally, it has entered into a construction contract with this company, which is in the process of construction of the terminal.

ASSOCIATED COMPANIES

RCO

Due the sale of shares mentioned in Note 2, RCO was no longer an associate of ICA in August 2013.

In October 2007, the SCT granted to RCO a concession for the construction, operation, maintenance and conservation of the Maravatio — Zapotlanejo and Guadalajara — Aguascalientes — Leon highways covering a length of 558 kilometers, in the states of Michoacan, Jalisco, Guanajuato and Aguascalientes. The concession agreement included up to Ps.1,500 million of additional investments for extension of the four highways to be carried out in the future. The concession term is for 30 years. RCO, was formed on August 13, 2007, with an initial participation of 20% by ICA in RCO’s capital stock. In November 2009, the shareholders of RCO, owners of the shares Series A shares, made contributions of Ps.4,000 million pesos reducing the percentage of participation of ICA to 13.63% at December 31, 2010. As a result of the sale of shares of COVIQSA and CONIPSA to RCO in 2011, the percentage of participation of ICA increased to 18.70%, maintaining significant influence.

In September 2011, the company transferred the following concessions to RCO:

Irapuato – La Piedad—Highway (“CONIPSA”)

In August 2005, the SCT granted to the Company a concession and service contract for the upgrading, operation, conservation and maintenance of the highway between Irapuato and La Piedad in the state of Guanajuato, covering a length of 74.3 kilometers under a PPS program. The investment is expected to be recovered through quarterly collections comprising: (1) a payment by the SCT for keeping the concessioned route available for its use; and (2) a payment by the SCT for which the amount is based upon the number of vehicles using the concessioned route in accordance with the established tariff. The concession has a term 20 years.

Queretaro – Irapuato—Highway (“COVIQSA”)

In June 2006, the SCT granted a concession and services agreement to upgrade, extend and conserve the toll-free Queretaro-Irapuato highway in the states of Queretaro and Guanajuato. A total of 93 kilometers of the 108 kilometers will be upgraded under the PPS program and will be toll-free. The investment will be recovered through quarterly payments comprising: (1) the availability payment received from the SCT; and (2) the payment received from the SCT based on the number of vehicles using the concessioned highway according to the defined tariff. The concession has a term of 20 years.

Proactiva Medio Ambiente Mexico (“PMA”)

Proactiva Medio Ambiente Mexico is a consortium comprised of Controladora de Operaciones de Infraestructura, S.A. de C.V. and Proactiva Medio Ambiente, S. A. de C.V. whose principal activities are the operation of water supply distribution, treatment and management systems, as well as the disposal of solid waste to landfill sites, through concessions granted by governmental organizations.

San Jeronimo - Muyuguarda- Dealer Road

In December 2010, the Mexico City Government granted the concession contract for the design, construction, use, development, operation and management of the property identified in the public domain as the Via Peripheral High in the upper Peripheral Manuel Avila Camacho (Anillo Periferico) in the tranche between San Jeronimo avenue and Distribuidor Vial Muyuguarda , with Concesionaria Distribuidor Vial San Jeronimo Muyuguarda, S.A. de C.V, a consortium formed by Promotora del Desarrollo de America Latina, S.A. de C.V. and Controladora de Operaciones de Infraestructura, S.A. de C.V. The concession contract has a term of 30 years.

Atotonilco - Waste Water Treatment Plant

In January 2010, the National Water Commission (Comision Nacional del Agua) (“CONAGUA”) granted the concession contract for the construction and operation of the Atotonilco waste water treatment plant (“PTAR”) in Tula, Hidalgo, to the a consortium comprised of Promotora del Desarrollo de America Latina, S.A. de C.V., as project leader with 40.8%, Acciona Agua, S.A. with 24.26%, Atlatec, S.A. de C.V. (a subsidiary of Mitsui & Co., Ltd.) with 24.26% , CONOISA with 10.2%, and other minority partners. The total contract value is approximately Ps.9,300 million. The concession term is for 25 years.

Summarised financial information in respect of each of the ICA’s material associates is set out below. The summarized financial information below represents amounts shown in the associate’s financial statements prepared in accordance with IFRS.

	December 31,
	2013		2012
	Proactiva		Proactiva		Muyuguarda		RCO
Current assets	Ps.	1,021,676	Ps.	1,201,768	Ps.	255,673	Ps.	4,356,674
Non-current assets		1,522,861		1,416,850		5,349,443		51,104,505
Current liabilities		660,018		729,777		494,916		1,495,362
Non-current liabilities		537,121		573,405		2,375,889		34,896,210
Equity attributable to owners of the Company		687,173		670,872		1,914,018		15,503,590
Non-controlling interests		660,225		644,564		820,293		3,566,017

	Year ended December 31,
	2013				2012
	Proactiva		RCO		Proactiva		Muyuguarda		RCO
Revenue	Ps.	1,834,387	Ps.	2,222,199	Ps.	1,746,553	Ps.	5,770	Ps.	4,912,885
Costs and expenses		1,651,106		1,016,355		228,183		31,103		2,202,060
Profit (loss) for the year		125,936		(665,075)		6,725		(18,514)		(703,108)

Reconciliation of the above summarised financial information to the carrying amount of the recognised in the consolidated financial statements:

ICA’s share of profit for the year before reconciliation items	Ps.	61,709	Ps.	(124,369)	Ps.	82,305	Ps.	(5,554)	Ps.	(131,481)
Reconciliation items		(6,273)		(611)		(9,329)		—		(53)

ICA’s share of profit for the year	Ps.	55,436	Ps.	(124,980)	Ps.	72,976	Ps.	(5,554)	Ps.	(131,534)

Total comprehensive income for the year		125,936		(553,875)		13,198		(117,890)		(998,030)

Dividends received from the associate during the year		Ps. 53,900	Ps.	—	Ps.	—	Ps.	—	Ps.	—

	Year ended December 31, 2011
	Proactiva		Muyuguarda		RCO
Revenue	Ps.	1,586,606	Ps.	1,511,802	Ps.	3,771,418
Costs and expenses		1,356,470		1,511,802		1,702,900
Profit (loss) for the year		147,850		(4,745)		(515,874)

Reconciliation of the above summarised financial information to the carrying amount of the recognised in the consolidated financial statements:

ICA’s share of profit for the year before reconciliation items	Ps.	72,447	Ps.	(1,424)	Ps.	(96,468)
Reconciliation items		3,342		55		48,124

ICA’s share of profit for the year	Ps.	75,789	Ps.	(1,369)	Ps.	(48,344)

Total comprehensive income for the year	Ps.	147,850	Ps.	(156,283)	Ps.	(920,460)

Reconciliation of the above summarised financial information to the carrying amount of the recognised in the consolidated financial statements:

	December 31,
	2013		2012
	Proactiva		Proactiva		Muyuguarda		RCO
Net assets of the associate before reconciliation items	Ps.	1,347,398	Ps.	1,315,436	Ps.	2,734,311	Ps.	19,069,607
Reconciliation items [1]		(66,945)		(146,695)		124,639		4,197,430

Net assets of the associate	Ps.	1,280,453	Ps.	1,168,741	Ps.	2,858,950	Ps.	23,267,037

Proportion of the ICA’s ownership interest		49.00%		49.00%		30.00%		18.70%

Carrying amount of the ICA’s interest	Ps.	627,422	Ps.	572,683	Ps.	857,685	Ps.	4,350,936

The reconciling items relate mainly to amortization of intangible assets and differences stemming from recognizing the net assets of the investments at their fair value.

Summarised financial information of associates that are not individually material:

	December 31,
	2013		2012		2011
ICA’s share of profit for the year	Ps.	(90,672)	Ps.	10,880	Ps.	12,881

ICA’s share of other comprehensive income		12		(18,145)		(25,333)

ICA’s share of total comprehensive income		(90,660)		(7,265)		(12,452)

Aggregate carrying amount of ICA’s interests in these associates		540,492		310,141		245,397

Change in the Company’s ownership interest in associates:

As of December 31, 2012, the Company held an 18% interest in RCO and it was presented as an investment in associates. In August 2013, the Company sold its interest to a third party in the amount of Ps.5,073 million, this transaction resulted in the recognition of a gain in profit or loss of Ps.491 million, see Note 2.

19.	Joint ventures

The Investment of the Company in joint ventures is as follows:

			Proportion of ownership interest and voting rights held by ICA		Balance of the investment
Name of joint venture	Principal activity	Place of incorporation and principal place of business	December 31,		December 31,
			2013	2012	2013		2012
ICA Fluor Daniel, S. de R.L. de C.V. (“ICA Fluor”)(1)	Construction	Mexico	51%	51%	Ps.	793,786	Ps.	757,319
Rodio Kronza, S.L.U. (“Rodio”)	Construction	Spain	50%	50%		291,027		276,697
Los Portales, S.A. (“Portales”)	Housing development	Peru	50%	50%		700,273		545,149
Autovia Necaxa Tihuatlan, S.A. de C.V. (“AUNETI”)	Infraestructure	Mexico	50%	50%		468,953		27,827
Infraestructura y Saneamiento de Atotonilco, S.A. de C.V.	Construction	Mexico	42.5%	42.5%		219,829		172,840

Name of joint venture	Principal activity	Place of incorporation and principal place of business	Proportion of ownership interest and voting rights held by ICA December 31,		Balance of the investment December 31,
			2013	2012	2013	2012
Actica Sistemas, S. de R.L. de C.V.	Construction	Mexico	50%	50%	26,776	30,149
Suministros de Agua Acueducto II Queretaro, S.A. de C.V.	Infraestructure	Mexico	42.39%	42.39%	273,547	369,207
Renova Atlatec, S.A. de C.V. (“Renova”)	Infraestructure	Mexico	50%	50%	189,262	70,340
Autovia Mitla-Tehuantepc, S.A. de C.V.	Infraestructure	Mexico	60%	60%	358,273	(62,939)
El Realito, S.A. de C.V. (“Realito”)	Infraestructure	Mexico	51%	51%	242,814	103,302
Constructora de Infraestructura de Aguas Potosi, S.A. de C.V.	Construction	Mexico	51%	51%	(27,311)	25,119
Otras					6,995	8,667

					Ps. 3,544,224	Ps. 2,323,677

(1)	During 2013, the Company received dividends for Ps.485,439.

Companies listed in the table above, are companies whose legal form confers separation between the parties of the joint agreement and the entity itself. Aditionally, there is no contractual agreement or other facts and circumstances which indicate that the parties of the joint arrangement have rights to the assets and obligations for the liabilities of the entity. Consequently, these investments are classified as joint ventures of ICA.

The above joint ventures are recognized using the equity method in the consolidated financial statements.

A description of the most significant joint ventures is as follows:

Resident in Mexico

ICA Fluor

This entity is involved in all types of engineering including all aspects of pure and applied research, comprising construction, procurement, engineering and installation of all types of industrial, civil, electromechanical and maritime projects as well as the provision of project management services.

Nuevo Necaxa-Tihuatlan - Highway (“AUNETI”)

In June 2007, the SCT granted a concession for: (i) construction, operation, maintenance and conservation of the Nuevo Necaxa — Avila Camacho highway of 36.6 kilometers; (ii) operation, maintenance and conservation of the Avila Camacho — Tihuatlan highway of 48.1 kilometers; and (iii) long-term service contract for the Nuevo Necaxa — Avila Camacho highway capacity service. The concession term is for 30 years.

Aqueduct II Water System in Queretaro (“SAQSA”)

In May 2007, the Government of the State of Queretaro, through the State Water Commission of Queretaro

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

El Realito – Aqueduct

In July 2009, the Comision Estatal del Agua (the State Water Commission) of San Luis Potosi awarded a contract to render services for the construction and operation of the El Realito aqueduct to the association led by CONOISA, a subsidiary company, and Fomento de Construcciones y Contratas (“FCC”), the total contract amount is Ps.2,382 million. The concession term is for 25 years.

Agua Prieta – Waste Water Treatment Plant

In September 2009, the State Water Commission (Comision Estatal del Agua) of Jalisco signed a contract with Consorcio Renova Atlatec, (ICA, Renova and Mitsui) for the construction and operation of the Agua Prieta waste water treatment plant. The total value of the contract is Ps.2,318 million, through a private and public resource investment scheme from the Fondo Nacional para el Desarrollo de Infraestructura (“FONADIN”). The concession term is for 20 years.

Mitla - Tehuantepec - Highway

In June 2010, the SCT granted to the subsidiaries Caminos y Carreteras Del Mayab, S.A.P.I. de C.V. and Controladora de Operaciones de Infraestructutra, S.A. de C.V. (CONOISA), the agreements for the construction and operation of the Mitla- Tehuantepec highway in Oaxaca, under a Service Provision Project (PPS) program. Construction work is valued at Ps.9,318 million. The project includes the concession for the construction, operation, maintenance and expansion, as well as the exclusive right to execute the PPS contract with the Federal Government for the 169 kilometers of the Mitla- Entronque Tehuantepec II, Mitla- Santa Maria Albarradas, and La Chiguiri- Entronque Tehuantepec II highways. The construction work will be performed over an approximate 40-month period. The concession term is for 20 years.

Resident Abroad

Rodio

This entity resides in Madrid, Spain. Its activities consist primarily of management, and counseling of companies related with the construction sector, especially incorporation of companies, execution of all works of construction and facilities in both the public and private sectors, and it acts as an agent, representative or broker of individuals or corporations, whether Spanish or foreign.

Los Portales

This entity resides in Lima, Peru. Its activities include different kind of business: real estate, including investment, promotion and housing development, within of which stand the urban habilitation, construction of social housing and development of multifamily housing projects, funded by government programs, investment in the construction, management and operation of parking concessions, owned by the company or by third parties; operation and management of hotels owned by the company or by third parties, under two brands; one of luxury and other for corporate activities; Telemarketing business that operates within the hotel division, managing the services of “Call Center’’ and “Sales by television”, and the business of lease consisting in the habilitation of malls and “Strip Malls”, as well as the management of commercial leases owned by Los Portales.

Summarised financial information in respect of each of the ICA’s material join ventures is set out below. The summarized financial information below represents amounts shown in the company’s financial statements prepared in accordance with IFRS.

	December 31, 2013
	ICA Fluor		Rodio		Portales		AUNETI		MITLA		Realito
Current assets	Ps.	6,738,267	Ps.	1,137,318	Ps.	3,033,680	Ps.	927,502	Ps.	531,414	Ps.	333,273
Non-current assets		919,117		470,947		2,057,790		8,657,893		2,018,032		1,574,333
Current liabilities		5,680,507		855,770		2,182,781		2,699,096		477,390		10,278
Non-current liabilities		420,434		170,441		1,508,143		5,948,394		1,474,933		1,421,222

The amounts of assets and liabilities above include the following:

	December 31, 2013
	ICA Fluor		Rodio		Portales		AUNETI		MITLA		Realito
Cash and cash equivalents	Ps.	1,641,014	Ps.	107,021	Ps.	249,700	Ps.	578,570	Ps.	33,521	Ps.	192,244

Current financial liabilities (excluding suppliers and other liabilities)		640,990		126,210		472,166		54,415		3,515		—

Non-current financial liabilities (excluding suppliers and other liabilities)		—		87,194		762,422		5,948,394		1,474,933		1,294,130

	December 31, 2012
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
Current assets	Ps.	7,718,042	Ps.	922,356	Ps.	2,670,356	Ps.	1,458,318	Ps.	352,858	Ps.	774,360
Non-current assets		803,488		408,394		1,642,556		7,055,552		389,561		974,683
Current liabilities		6,578,478		615,626		2,075,050		2,057,548		118,709		120,266
Non-current liabilities		385,880		161,742		1,229,708		6,400,608		728,608		1,426,224

The amounts of assets and liabilities above include the following:

	December 31, 2012
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
Cash and cash equivalents	Ps.	2,518,032	Ps.	130,736	Ps.	182,880	Ps.	1,043,784	Ps.	21,667	Ps.	707,996

Current financial liabilities (excluded suppliers and other liabilities)		467,353		107,864		607,850		99,602		572		—

Non-current financial liabilities (excluded suppliers and other liabilities)		—		118,144		390,454		6,236,972		724,517		937,378

	Year ended December 31, 2013
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
Revenue	Ps.	10,114,624	Ps.	1,747,002	Ps.	2,476,542	Ps.	1,944,450	Ps.	1,707,327	Ps.	1,150,828

Costs and expenses		9,723,745		1,726,832		2,250,480		1,530,118		1,694,910		1,092,497

Profit (loss) for the year		433,962		(9,729)		216,610		273,919		(22,948)		(32,165)

Reconciliation of the above summarised financial information to the carrying amount of the recognised in the consolidated financial statements:

ICA’s share of profit for the year before reconciliation items	Ps.	221,321	Ps.	(4,865)	Ps.	108,305	Ps.	136,960	Ps.	(13,769)	Ps.	(16,404)
Reconciliation items		(4,343)		—		—		—		16,625		(1,371)

ICA’s share of profit for the year	Ps.	216,978	Ps.	(4,865)	Ps.	108,305	Ps.	136,960	Ps	2,856	Ps.	(17,775)

Total comprehensive income for the year		410,934		(16,171)		216,610		810,222		350,618		9,555

Dividends received from the joint ventures during 2013		450,000		—		33,439		—		—		—

Net profit (loss) for the year includes the following:

	Year ended December 31, 2013
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
Depreciation and amortization	Ps.	110,565	Ps.	82,397	Ps.	45,291	Ps.	50,414	Ps.	-	Ps.	-

Interest income		(27,642)		(4,242)		(244,331)		(15,529)		(34,243)		(7,373)

Interest expense		4,142		9,999		251,008		182,485		109,305		125,389

Income tax		60,929		14,657		101,017		(171,801)		37,805		92,823

	Year ended December 31, 2012
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
Revenue	Ps.	13,014,420	Ps.	1,554,258	Ps.	1,961,502	Ps.	1,365,870	Ps.	32,478	Ps.	1,059,033

Costs and expenses		12,508,648		1,623,552		1,861,895		1,364,870		199,767		1,012,231

Profit (loss) for the year		425,338		(97,074)		239,186		(114,474)		(21,510)		15,114

Reconciliation of the above summarised financial information to the carrying amount of the recognised in the consolidated financial statements:

ICA’s share of profit for the year before reconciliation items	Ps.	216,922	Ps.	(48,537)	Ps.	119,593	Ps.	(57,237)	Ps.	(12,906)	Ps.	7,708
Reconciliation items		30,826		—		—		—		5,239		—

ICA’s share of profit for the year	Ps.	247,748	Ps.	(48,537)	Ps.	119,593	Ps.	(57,237)	Ps	(7,667)	Ps.	7,708

Total comprehensive income for the year		535,184		17,236		239,186		(290,648)		(497,203)		(58,825)

Net profit (loss) for the year includes the following:

	Year ended December 31, 2012
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
Depreciation and amortization	Ps.	95,266	Ps.	87,952	Ps.	38,562	Ps.	12	Ps.	—	Ps.	—

Interest income		(44,624)		(2,144)		(118,499)		(281,318)		(125,267)		(78,122)

Interest expense		94,928		12,442		54,621		622,902		125,268		68,322

Income tax		219,986		17,482		117,461		105,998		21,510		42,004

	Year ended December 31, 2011
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
Revenue	Ps.	10,629,384	Ps.	2,170,144	Ps.	348,809	Ps.	2,044,787	Ps.	3,983	Ps.	286,048
Costs and expenses		9,151,462		1,974,464		212,966		2,044,787		3,983		288,751
Profit (loss) for the year		422,730		2,690		45,038		(135,509)		8,923		(16,284)

Reconciliation of the above summarised financial information to the carrying amount of the recognised in the consolidated financial statements:

ICA’s share of profit for the year before reconciliation items	Ps.	215,592	Ps.	1,345	Ps.	22,519	Ps.	(67,755)	Ps.	5,354	Ps.	(8,305)
Reconciliation items		(23,222)		(2,974)		83,361		(8,526)		(5,289)		6,928

ICA’s share of profit for the year	Ps.	192,370	Ps.	(1,629)	Ps.	105,880	Ps.	(76,281)	Ps	65	Ps.	(1,377)

Total comprehensive income for the year		328,638		840		45,038		(118,456)		8,923		(34,909)

Dividends received from the joint ventures during 2011	Ps.	127,500	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—

Net profit (loss) for the year includes the following:

	Year ended December 31, 2011
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
Depreciation and amortization	Ps.	48,121	Ps.	50,441	Ps.	40,932	Ps.	3,918	Ps.	—	Ps.	—
Interest income		3,342		(1,232)		(24,521)		(19,156)		—		(1,388)
Interest expense		(31,367)		7,447		13,738		511,330		—		24,536
Income tax		166,405		8,317		15,170		10,951		(8,815)		13,581

Reconciliation of the above summarised financial information to the carrying amount of the recognised in the consolidated financial statements:

	December 31, 2013
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
Net assets of the joint ventures before reconciliation items	Ps.	1,568,790	Ps.	582,054	Ps.	1,318,402	Ps.	937,905	Ps.	597,123	Ps.	476,106
Reconciliation items		(12,347)		—		82,144		—		—		—

Net assets of the joint ventures	Ps.	1,556,443	Ps.	582,054	Ps.	1,400,546	Ps.	937,905	Ps.	597,123	Ps.	476,106

Proportion of the ICA’s ownership interest.		51%		50%		50%		50%		60%		51%

Carrying amount of the ICA’s interest in the joint ventures	Ps.	793,786	Ps.	291,027	Ps.	700,273	Ps.	468,953	Ps.	358,273	Ps.	242,814

	December 31, 2012
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
Net assets of the joint ventures before reconciliation items	Ps.	1,557,172	Ps.	553,394	Ps.	1,008,154	Ps.	55,714	Ps.	(104,898)	Ps.	202,553
Reconciliation items		(72,233)		—		82,144		—		—		—

Net assets of the joint ventures	Ps.	1,484,939	Ps.	553,382	Ps.	1,090,298	Ps.	55,714	Ps.	(104,898)	Ps.	202,553

Proportion of the ICA’s ownership interest.		51%		50%		50%		50%		60%		51%

Carrying amount of the ICA’s interest in the joint ventures	Ps.	757,319	Ps.	276,691	Ps.	545,149	Ps.	27,857	Ps.	(62,939)	Ps.	103,302

Summarised financial information of joint ventures that are not individually material:

	December 31,
	2013		2012		2011
ICA’s share of profit for the year	Ps.	67,956	Ps.	200,675	Ps.	28,855

ICA’s share of other comprehensive income	Ps.	18,797	Ps.	48,375	Ps.	(23,183)

ICA’s share of total comprehensive income	Ps.	86,753	Ps.	249,050	Ps.	5,672

Aggregate carrying amount of ICA’s interests in these joint ventures	Ps.	693,098	Ps.	676,298	Ps.	535,254

Significant restrictions:

The main significant restrictions in the investments of joint ventures are directly related with the concession agreements of the titles they hold. Some significant limitations are described as follow:

Concessions highways

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

•	The Communications and Transportation Ministry (“SCT”) will have the right to revoke the concessions after any breach to the terms and conditions of the concession agreements.

•	Concessionaires must operate, conserve and maintain concessions in conditions that allow fluid and safe transit for its users and minimize deterioriation of the infrastructure assets.

•	The SCT will evaluate compliance by the concessionaires with respect to the requirements of quality of service, and the operation and maintenance of the concessions.

•	To ensure compliance with its obligations as stipulated in the concession agreements, concessionaries have provided specific guarantees.

Water treatment plant

•

In order to provide for the necessary investments in water treatment plants granted in the related service agreements (“CPS” for its acronym in Spanish), the Company will seek, manage, obtain and apply economic resources arising from the Mexican National Infrastructure Fund (“FONADIN”).

•	The Company must acquire insurance bonds that guarantee its compliance during the construction phase, operation and termination of the concession.

20.	Joint operation

Summarised financial information of joint operations that are not individually material:

	Year ended December 31,
	2013		2012		2011
ICA’s share of (loss) profit from continuing operations	Ps.	(279,767)	Ps.	(25,550)	Ps.	10,050

Aggregate carrying amount of ICA’s interests in these joint operations		(92,464)		84,157		111,258

Joint operations are primarily related with construction contracts in which the Company is entitled to receive a proportionate share of the income thereof and incurs a proportionate share of the expenses of the joint operation.

21.	Notes payable

Notes payable consist of the following:

	December 31,
	2013		2012
Notes payable to banks	Ps. 3,837,314		Ps. 4,305,999
Notes payable to banks denominated in U.S. dollars	4,873,215	(1)	5,221,808
Other denominations (principally euros)	134,114		43,556
Senior bonds	99,369		—

	8,944,012		9,571,363
Less:
Financing commissions and issuance costs, net	(42,313)		—

	Ps. 8,901,699		Ps. 9,571,363

(1)	At December 31 2013, the balance mainly includes unsecured loans in the construction segment and the Corporate and Other segment, for Ps. 3,436 and Ps.1,439 million, respectively.

Within the balance in notes payable to banks, at December 31, 2013 and 2012, there are mortgage loans for Ps.323 million and Ps.576 million, respectively, aimed for the construction of social housing. Additionally, certain subsidiaries have loans guaranteed by the resources generated from certain construction projects.

Notes payable to banks have a weighted average interest rate of 6.69% and 6.30% in 2013 and 8.90% and 3.80% in 2012 for pesos and U.S. dollars, respectively.

22.	Accrued expenses and other

Accrued expenses and other consist of the following:

	December 31,
	2013	2012
Accrued operating expenses	Ps. 4,233,009	Ps. 2,568,283
Share purchase (1)	790,147	329,089
PTU provision	79,441	50,319
Notes payable sundry creditors	158,823	543,215
Interest payable	572,866	479,821
Financial leasing (Note 25)	184,406	219,363
Derivative financial instruments (Note 26)	8,922	85,583
Accounts payable due to related parties	785,905	622,519
Compensation to officers and employees	251,518	334,790
Taxes, except income taxes	311,555	268,987

	Ps. 7,376,592	Ps. 5,501,969

(1)	Contingent consideration arising from the acquisition of San Martin (Note 3.h and 24)

23.	Provisions

The Company recognizes provisions for those present obligations that result from a past event, which upon the expiration of the obligation, it is probable the Company will incur an outflow of economic resources in order to settle the obligation. Provisions are recognized as accrued at an amount that represents the best estimate of the present value of future disbursements required to settle the obligation, at the date of the accompanying consolidated financial statements.

At December 31, 2013 and 2012, the composition and changes of principal provisions is as follows:

a.	Current

	December 31, 2012		Additions		Provisions used and transfers		Reversals	December 31, 2013
Provision for:
Costs expected to be incurred at the end of the project	Ps.	1,106,147	Ps.	714,838	Ps.	(902,379)	Ps. (175,422)	Ps. 743,184
Repairs and maintenance of machinery under lease agreements		575,267		2,048,433		(1,896,985)	(340,057)	386,658
Claims		145,295		53,630		(5,278)	(3,153)	190,494
Major maintenance of concession assets		145,577		268,802		(145,577)	—	268,802
Contingencies and warranty reserves for construction contracts		26,209		—		(26,209)	—	—

	Ps.	1,998,495	Ps.	3,085,703	Ps.	(2,976,428)	Ps. (518,632)	Ps. 1,589,138

	December 31, 2011		Additions		Provisions used and transfers		Reversals		December 31, 2012
Provision for:
Costs expected to be incurred at the end of the project	Ps.	407,009	Ps.	908,664	Ps.	(18,864)	Ps.	(190,662)	Ps.	1,106,147
Estimated contract loss		248		—		(248)		—		—
Repairs and maintenance of machinery under lease agreements		610,412		1,725,955		(1,607,789)		(153,311)		575,267
Claims		132,164		35,727		(22,596)		—		145,295
Major maintenance of concession assets		164,374		145,577		(164,374)		—		145,577
Contingencies and warranty reserves for construction contracts		580,790		—		(393,677)		(160,904)		26,209

	Ps.	1,894,997	Ps.	2,815,923	Ps.	(2,207,548)	Ps.	(504,877)	Ps.	1,998,495

b.	Long term

The long-term provisions are as follows:

	December 31, 2012	Additions	Provisions used and transfers	December 31, 2013
Contingencies and warranty reserves for construction contracts	Ps. 154,605	Ps. 3,096	Ps. —	Ps.157,701
Claims	—	4,571	—	4,571
Major maintenance of concession assets	374,114	46,885	(83,272)	337,727

	Ps. 528,719	Ps. 54,552	Ps. (83,272)	Ps. 499,999

	December 31, 2011		Additions		Provisions used and transfers		December 31, 2012
Contingencies and warranty reserves for construction contracts	Ps.	—	Ps.	154,605	Ps.	—	Ps.	154,605
Major maintenance of concession assets		454,153		2,402		(82,441)		374,114

	Ps.	454,153	Ps.	157,007	Ps.	(82,441)	Ps.	528,719

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

24.	Other long-term liabilities

	December 31,
	2013	2012
Financial lease (Note 25)	Ps. 113,358	Ps. 102,376
Share purchase (1)	287,702	317,260
Suppliers and secured creditors	531,762	54,061
Notes payable to creditors	—	527,179
Guarantee deposits from customer	206,506	164,407
Prepaid expenses	35,459	37,715
VAT payable	1,622,996	1,074,770
Income tax	75,908	—

	Ps. 2,873,691	Ps. 2,277,768

(1)	Contingent consideration arising from the acquisition of San Martin (Note 3.h and 22).

25.	Leases

Financial lease

	December 31,
	2013	2012
Lease payables, short-term	Ps. 184,406	Ps. 219,363
Lease payables , long-term	113,358	102,376

	Ps. 297,764	Ps. 321,739

	Minimum lease payments		Present value of minimum lease payments
	December 31,		December 31,
	2013	2012	2013	2012
Less than one year	Ps. 192,800	Ps. 212,719	Ps. 184,406	Ps. 219,363
Greater than one year, less than five years	121,751	109,165	113,358	102,376

	314,551	321,884	297,764	321,739
Less: future finance charges	(16,787)	(145)	—	—

Present value of minimum lease payments	Ps. 297,764	Ps. 321,739	Ps. 297,764	Ps. 321,739

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

Payments recognized as cost and expense:

	Year ended December 31,
	2013	2012	2011
Costs and leasing expenses	Ps. 2,072,840	Ps. 1,642,274	Ps. 992,686

The cost of leasing of machinery considers a maximum limit by number of hours of use; any hours in excess result in additional rent. During the year, there was no additional rent.

Operating lease commitments:

	December 31, 2013
	Land and buildings		Machinery and equipment		Others		Total
Less than one year	Ps.	—	Ps.	1,060,686	Ps.	34,426	Ps.	1,095,112
Greater than 1 year and less than 5 years		144,899		1,275,604		90,045		1,510,548
Greater than 5 years		—		—		246,530		246,530

	Ps.	144,899	Ps.	2,336,290	Ps.	371,001	Ps.	2,852,190

	December 31, 2012
	Land and buildings		Machinery and equipment		Others		Total
Less than one year	Ps.	34,583	Ps.	876,207	Ps.	2,093	Ps.	912,883
Greater than 1 year and less than 5 years		228,196		1,063,135		35,038		1,326,369
Greater than 5 years		—		—		4,087		4,087

	Ps.	262,779	Ps.	1,939,342	Ps.	41,218	Ps.	2,243,339

b.	Revenues from operating leases

The leases entered into by the Company contain monthly rental payments that generally increase each year based on the INPC, and/or the greater of a guaranteed minimum monthly rent plus a percentage of monthly income of the tenant if greater. At December 31, 2013, 2012 and 2011 committed future rents are as follows:

	Year ended December 31,
Term	2013		2012		2011
Less than one year	Ps.	345,808	Ps.	406,682	Ps.	330,765
Greater than 1 year and less than 5 years		347,443		494,997		601,820
Greater than 5 years		129,624		97,762		96,545

Total	Ps.	822,875	Ps.	999,441	Ps.	1,029,130

Minimum lease payments in the table above do not include contingent rentals, such as increases for INPC or increases based on a percentage of the monthly income of the lessee. Contingent rental income recorded for the years ended December 31, 2013, 2012 and 2011 were Ps.73,825, Ps.72,258 and Ps.67,838, respectively.

Revenues from operating leases at December 31, 2013, 2012 and 2011, amounted to Ps.323 million, Ps.423 million and Ps.400 million, respectively.

26.	Derivative financial instruments

Financial instruments for trading and hedging purposes. As of December 31, 2013, ICA had outstanding approximately Ps.17,722 million in notional amount of derivative financial instruments for hedging and Ps.2,395 million in notional amount of derivative financial instruments for trading purposes. The Company enters into derivative financial instruments to hedge the exposure to the interest rate risk and exchange rate risk of foreign currency related to the financing of construction projects. The Company’s policy is not to enter into derivative instruments for purposes of speculation.

There are no significant differences in the financial market risk to which the aggregated portfolios of derivative financial instruments are exposed.

Derivative financial instruments as of December 31, 2013 and 2012 are composed of instruments that hedge interest and exchange rate fluctuations.

The following table shows the summary of the fair values, as of December 31, 2013 and 2012, of hedges arranged according to terms of the contracts.

	December 31,
	2013			2012
	Assets		Liability	Assets		Liability
Derivative financial instruments of:
Interest rate swaps	Ps.	—	Ps. 275,063	Ps.	—	Ps.	317,993
Interest rate options
Equity options		398,653	—		374,462		35,760
Exchange rate instruments and FX swaps		363,146	58,879		107,678		111,568

		761,799	333,942		482,140		465,321
Derivate financial instruments short-term		296,746	8,922		224		85,583

Derivate financial instruments long-term		Ps. 465,053	Ps. 325,020	Ps.	481,916	Ps.	379,738

a.	Interest rate swaps

To mitigate the risk of interest rate fluctuations, the Company uses swaps to set variable rates to fixed rates.

The following table shows the most significant financial instruments that the Company has entered into through its subsidiaries to cover interest rate fluctuations through interest rate swaps:

	Notional (Thousands of Mexican pesos)	Contracting date	Maturing date				Fair value (Thousands of Mexican pesos)
				Rate			December 31,
Project				Received	Paid		2013	2012
Hedging
RVCV	2,090	Dec.03.08	Dec.28.15	TIIE 28D (3.80%)	9.65%		Ps. (192,293)	Ps. (254,518)
LIPSA	339	Jan.27.10	May.25.20	TIIE 28D (3.80%)	7.35%	(1)	(45,421)	(63,475)
Palmillas	1,006	Sep. 26.13	Sep.20.23	TIIE 28D (3.80%)	6.92%		(24,470)	—
Aeroinvest	750	Jan.23.13	Nov.30.15	TIIE 28D (3.80%)	5.16%		(12,879)	—

							Ps. (275,063)	Ps. (317,993)

The values shown in the “Received” column are as of December 31, 2013.

(1)	Weighted average rate for the amount of the three derivatives of this project.

As of March 18, 2014, the fair value of these instruments has not fluctuated significantly.

RVCV

On December 3, 2008 the Company entered into an interest rate swap in order to modify the profile of interest payments on a variable rate credit loan related to this project. Through the contract the Company receives the 28-day TIIE rate paid on the credit loan and agrees to pay a fixed rate of 9.65% plus the applicable margin in the period of construction of 1.80%. At December 31, 2013 and 2012, this swap was designated as a cash flow hedge for which fluctuations in fair value are presented in other comprehensive income.

LIPSA

In January 2010, an interest rate swap was entered into to fix the project financing rate. With this instrument, a floating interest rate of the 28-day TIIE is received and a fixed interest rate of 8.59% is paid. As of December 31, 2013 and 2012 it is considered a hedging derivative and fair value fluctuations are presented under other comprehensive income. On February 16, 2011, the derivative was restructured to conform to the terms of the project. Additionally, in April and August 2011, two interest rate swaps were contracted to conform to the terms of the project by reducing the fixed rate to a weighted average rate of 7.35%.

Palmillas

In September 2013, an interest rate swap was entered into to fix the project financing rate. With this instrument, a floating interest rate of the 28-day TIIE is received and a fixed interest rate of 6.92% is paid. As of December 31, 2013, it is considered a hedging derivative and fair value fluctuations are presented under other comprehensive income.

Aeroinvest

In January 2013, an interest rate swap was entered into to fix the rate of the loan. With this instrument, a floating interest rate of the 28-day TIIE is received and a fixed interest rate of 5.16% is paid. As of December 31, 2013, it is considered a hedging derivative and fair value fluctuations are presented under other comprehensive income.

Sensitivity Analysis

A sensitivity analysis was performed considering the following interest rate scenarios: +100 basis points, +50 basis points, +25 basis points, -25 basis points, -50 basis points -100 basis points. This analysis reflects the potential gain or loss of each derivative financial instrument depending on the position that it was in at the end of December 2013, providing an overall effect on the portfolio of instruments that the Company maintains, with the intent of reflecting static scenarios that may or may not occur.

Project	Fair value in December 2013		+100 bp		+50 bp		+25 bp		-25 bp		-50 pb		-100 pb
RVCV	Ps.	(192,293)	Ps.	(158,198)	Ps.	(175,094)	Ps.	(183,655)	Ps.	(201,009)	Ps.	(209,804)	Ps.	(227,635)
LIPSA		(45,421)		(23,394)		(34,103)		(39,608)		(50,937)		(56,766)		(60,118)
Palmillas		(24,470)		69,853		23,849		(12)		(49,549)		(75,268)		(128,725)
Aeroinvest		(12,879)		587		(6,096)		(9,482)		(16,343)		(19,820)		(26,867)

	Ps.	(275,063)		(111,152)		(191,444)		(232,757)		(317,838)		(361,658)		(443,345)

Variation			Ps.	163,911	Ps.	83,619	Ps.	42,306	Ps.	(42,775)	Ps.	(86,595)	Ps.	(168,282)

The effects of the sensitivity analysis on stockholders’ equity of the Company with respect to fluctuations in interest rates, derived by the change in fair value of derivative financial instruments, are as follows:

Year ended December 31, 2013
Effect on stockholders’ equity (after tax):
+100 bp	Ps. (77,806)
+50 bp	(134,011)
+25 bp	(162,929)
- 25 bp	(222,486)
- 50 bp	(253,161)
- 100 bp	(310,342)

b.	Exchange rate instruments, FX swaps

The following table shows the financial instruments that the Company has entered into as of the dates indicated, to hedge interest rate fluctuations through Cross Currency Swap and interest rate options, of which the most relevant data are as follows:

	Notional (thousands of Mexican pesos and foreign currency)	Contracting date	Maturing date	Ref.	Level	Fair value (thousands of Mexican pesos)
						December 31,
Project						2013		2012
Hedging
Tunel Rio de la Compañia (CCS)	30,405 MXN	Dec.24.07	Jun.24.15	Pesos/ EUR	15.63	Ps.	2,178	Ps.	1,355
	Interest on notional			EURIBOR 6M	7.77%
Tunel Emisor Oriente (EUR Put)	1,200 EUR	Jul.28.10	Dec.30.14	Pesos/ EUR	15.2		60		366
Tunel Emisor Oriente (CCS)	237,900 MXN	Jul.28.10	Dec.30.14	Pesos/ EUR	16.49		(2,484)		(10,800)
EURIBOR 6M					4.80%
Tunel Emisor Oriente (CCS)	460,381 MXN	Oct.22.10	Jun.17.19	Pesos/ EUR	17.31		5,964		(9,042)
EURIBOR 6M					6.99%
ICA Senior Notes (CCS)	350,000 USD	Aug.03.12	Jan.26.15	Pesos/USD	13.3		136,696		(21,513)
MX					8.66%
ICA Senior Notes (CCS)	500,000 USD	Feb.14.11	Feb.04.17	Pesos/USD	12.055		181,491		89,388
					(9.95)%
CICASA (CCS)	U.S. 80,000	Dec.07.13	Dec.02.13	Pesos/U.S.	12.87		—		(7,613)
CICASA (CCS)	3,167 MXN	Jan.10.12	Jul.15.18	Pesos/USD	13.65		(2,798)		(20,373)
MX					9.05%
San Martin	135,572 PEN	Jun.15.12	May.30.15	Pesos/soles	5.2543		(47,522)		(44,409)
MX					4.30%
ICASA (American forward)	4,650,734 USD	Apr.01.13	Mar.26.14	Pesos/USD	12.765		36,528		—
Aeroinvest	U.S. 45,000	Jan.12.12	Jan.31.15	Pesos/U.S.	13.66		—		17,417
Others							234		18,453
Negotiation:
La Yesca (FX FWD)	U.S. 32,045	Ago.09.11	Dic.28.12	Pesos/U.S.	11.33		—		—
MXN-TIIE					6.32%
ICAPlan	90 USD	Dic.09.13	Dic.08.14	USD-LIBOR	8.80%		(8,922)		—

						Ps.	301,425	Ps.	13,229

c.	Options

The following table shows the financial instruments that the Company has entered into as of the dates indicated, to hedge interest rate fluctuations through interest rate options, of which the most relevant data are as follows:

	Notional (thousands of Mexican pesos and foreign currency)	Contracting date	Maturing date	Ref.	Level	Fair Value (thousands of Mexican pesos)
						December 31,
Project						2013		2012
ICA	368,224,063 MXN	25.may.12	21.ago.13	Average price	23.32	Ps.	63,887	Ps.	(6,436)
SETA (3)	U.S. 150,000	14.jun.06	14.jun.15	Price per share	NA		38,249		(29,324)
CICASA (Shares option)	166,666 USD	Jan.10.12	Jul.15.18	Price per share	13.65		2,847		(17,119)
# Shares					11,966,716
CICASA (call spread)	11,966,716 Shares	7.dec.12	4.dec.13	Price per share	30		—		374,467
ICAPlan	90 USD	09.dec.13	08.dec.14	MXN-TIIE	6.32%
				USD-LIBOR	8.80%		296,517		—

						Ps.	401,500	Ps.	321,588

At March 5, 2014, the fair value of these instruments has not fluctuated significantly.

Sensitivity analysis

For the main instruments included in paragraphs b and c above, a sensitivity analysis was performed considering the following interest rate scenarios: +100 basis points, +50 basis points, +25 basis points, -25 basis points, -50 basis points—100 basis points. Additionally, the following changes in the exchange rates were considered for each of the above scenarios: -100 cents, -50 cents, -25 cents, +25 cents + 50 cents and +100 cents. This analysis reflects the potential gain or loss of each derivative financial instrument depending on the position that it was in at the end of December 2013, providing an overall effect on the portfolio of instruments that the Company maintains, with the intent of reflecting static scenarios that may or may not occur.

Project	Fair value December 2013		+100 bp / -100 cents		+50 bp / -50 cents		+25 bp / -25 cents		-25 bp / +25 cents		-50 bp / +50 cents		-100 bp /+100 cents
Tunel Rio de la Compañia (CCS)	Ps.	2,178	Ps.	2,254	Ps.	2,216	Ps.	2,197	Ps.	2,159	Ps.	2,139	Ps.	2,009
Tunel Emisor Oriente (EUR Put)		(10,749)		(36,924)		(20,082)		(14,699)		(7,855)		(5,732)		(3,029)
Tunel Emisor Oriente (CCS)		(2,484)		5,734		7,156		7,875		9,329		10,064		11,551
Tunel Emisor Oriente (CCS)		5,964		13,247		9,667		7,832		4,064		2,131		(1,839)
ICA Senior Notes (CCS)		136,696		135,873		136,282		136,488		136,905		137,115		137,541
ICA Senior Notes (CCS)		181,491		175,962		178,679		180,073		182,934		184,404		187,421
CICASA (CCS)		(2,798)		(2,124)		(2,456)		(2,626)		(2,973)		(3,151)		(3,514)
San Martin		(47,522)		(42,284)		(44,901)		(46,211)		(48,833)		(50,147)		(52,776)
ICASA (Forward Americano)		36,528		36,442		36,485		36,506		36,549		36,571		36,613
ICAPlan (CCS)		(8,922)		(7,888)		(8,405)		(8,663)		(9,180)		(9,438)		(9,955)

Total	Ps.	290,382		280,292		294,641		298,772		303,099		303,956		304,022

Variation			Ps.	(10,090)	Ps.	4,259	Ps.	8,390	Ps.	12,717	Ps.	13,574	Ps.	13,640

ICA		63,887		63,854		63,871		63,879		63,895		63,903		63,918
SETA		38,249		42,545		40,312		39,260		37,276		36,338		34,563
CICASA (Share Option)		2,847		2,542		2,693		2,770		2,925		3,003		3,160
ICAPlan (Call Spread)		296,517		295,926		296,224		296,371		296,662		296,806		297,090

Total	Ps.	401,500	Ps.	404,867	Ps.	403,100	Ps.	402,280	Ps.	400,758	Ps.	400,050	Ps.	398,731

Variation			Ps.	3,367	Ps.	1,600	Ps.	780	Ps.	(742)	Ps.	(1,450)	Ps.	(2,769)

The effects of the sensitivity analysis on stockholders’ equity of the Company with respect to fluctuations in interest rates, considering existing hedging instruments, as well as the fixed interest rate financing, is as follows:

	December 31, 2013
Effect on stockholders’ equity (after tax):
+100 bp / -100 cents	Ps.	283,001
+50 bp / -50 cents		277,984
+25 bp / -25 cents		286,945
-25 bp / 25 cents		289,341
-50 bp / 50 cents		291,462
-100 bp / 100 cents		291,646

	December 31, 2013
Effect on results (after tax):
+100 bp / -100 cents	Ps.	(6,245)
+50 bp / -50 cents		(5,522)
+25 bp / -25 cents		(5,884)
-25 bp /+ 25 cents		(6,064)
-50 bp / +50 cents		(6,426)
-100 bp / + 100 cents		(6,607)

Considering the value of the Company’s consolidated assets, liabilities and stockholders’ equity, none of the aforementioned scenarios included in tables a), b) and c), would exceed the 5% of such balances, likewise, under any circumstances they would exceed 3% of sales, for the year ended December 31, 2013.

Million	Total	Level	%
Assets	Ps. 101,507	Ps. 5,075	5%
Liabilities	77,375	3,869	5%
Stockholders’ equity	24,132	1,206	5%
Revenues	29,556	887	3%

Tunel Emisor Oriente

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

ICA

At December 31, 2013, ICA held the following derivative financial instruments:

•

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

•

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

•

In June 2012, the Company entered CCSs in order to mitigate the exchange rate risk. The primary position of this instrument is contractual obligations denominated in Peruvian new soles. The fixed exchange rate is Ps.5.2543 per new Peruvian soles.

•

ICA contracted a forward settled in cash on 22,280,100 of its shares, from May 22, 2012 to August 21, 2013 in non-consecutive periods, for a weighted average strike price of Ps.24.99 per share and equivalent to an amount of Ps.556.8 million. In August, 2013 the term of this derivative was extended to February 19, 2014, with an average strike of Ps.23.31.

•

If the instrument is exercised, the effect will be accounted for in the reserve for the acquisition of shares. If the instrument is not exercised, the fair value of the forward will be recognized in valuation of financial instruments in interest expense in the consolidated statement of income and other comprehensive income.

CICASA

•

In January 2012, the Company entered a CCS in order to mitigate losses from fluctuations in exchange rates and interest rates. The primary position related to this instrument corresponded to a dollar-denominated loan. The fixed exchange rate is Ps.13.65 per dollar with a fixed rate of 9.05%.

•

In December 2012, the Company entered into a CCS in order to mitigate the fluctuations in exchange rates and interest rates. The fixed exchange rate is Ps.12.87 per dollar with a fixed rate of 7.99%. The primary position related to this instrument is dollar denominated debt bearing interest at a variable rate (LIBOR). As a part of the same transaction, ICA entered into a derivative financial instrument, which gives the Bank the right to purchase 11.9 million shares of ICA at a fixed price. This instrument was classified as trading.

ICAPlan

In December 2013, the Company entered into a cross currency swap to mitigate losses and exchange rate risk and interest rate. The primary position related to this instrument is dollar denominated debt of U.S.$90 million dollars at an exchange rate of Ps.12.877, in which only the interest payments are covered to pay TIIE 28 days in exchange of LIBOR six months. At December 31, 2013, this instrument was classified as trading.

27.	Long-term debt

a.	Debt to credit institutions and debentures and other securities at December 31, 2013 and 2012, which amounted to Ps.29,670 million and Ps.37,184 million, respectively, net of Ps.799 million and Ps.955 million, from financing commissions or expenses, respectively, is detailed as follows:

	December 31,
	2013	2012
Payable in U.S. dollars:

Concessions:

Unsecured lines of credit at Private Export Funding Corporation (PEFCO) granted to GACN in 2012 for U.S.$20,385 million dollars, effective on December 21, 2021. As of December 31 2013 and 2012, the amount exercised was U.S.$19,471 thousands dollars. The loan is guaranteed by the security equipment for checked-in luggage. The loan bears interest at a 3-month Libor rate plus 1.25 percentage points, with quarterly payments of principal. As of December 31, 2013 and 2012, the rate was 1.52% and 1.61%, respectively.

	Ps. 187,436	Ps. 209,622

	December 31,
	2013	2012

Unsecured line of credit at UPS Capital Business Credit (supported by Ex-Im Bank) granted to GACN in October 2010 for U.S.$4,463 million dolars. As of December 31, 2013 the balance is U.S.$2,000 thousands dollars. The loan is guaranteed by the security equipment for checked-in luggage and other new security equipment. It accrues interest at a 3-month Libor rate plus 0.95 percentage points, with quarterly payments of principal and maturing on August 1, 2017. As of December 31, 2013 and 2012, the rate was 1.21% and 1.31%, respectively.	26,127	33,695

Construction:
Loan granted to ICASA in June 2012, for up to U.S.$35 million dollars for working capital maturing in June 2017, bearing interest at the 28-day TIIE plus 375 basis points (7.54% and 8.60%, as of December 31, 2013 and 2012, respectively).	333,930	122,600

Loans granted to CICASA maturing in July 2018. The contracted rate is the one-month LIBOR plus 450 basis points. At December 31, 2013 and 2012, the rate was 4.75% and 4.71%, respectively.	41,373	186,483

Syndicated loan of up to U.S.$910 million dollars for the construction of the La Yesca Hydroelectric Project, maturing in the second quarter of 2012. As of December 31, 2011, U.S.$829.9 million dollars was withdrawn; in 2012, the Company used the entire line of credit. In the fourth quarter 2012, the account receivable from CFE was collected and the resources were used to pay this loan. The contracted rate was the one-month LIBOR plus 50 basis points. Additionally, the project had a revolving bridge loan for working capital of U.S.$140 million dollars, divided into Tranche A1, Tranche B and Tranche A2 for U.S.$80 million dollars, U.S.$30 million dollars and U.S.$30 million dollars, respectively, which matures on the same date as the syndicated loan. During 2012, U.S.$132 million dollars were withdrawn, U.S.$127 million dollars were paid in the fourth quarter with the resources obtained from the collection of accounts receivable from the CFE and U.S.$5 million was pending payment, which was paid in 2013.

The interest rate on this line of credit is one-month LIBOR plus a range of 0.75% to 4.25% (as of December 31, 2012, the rates range were between 0.9590% and 4.4590%, respectively).

	—	68,188

Other purposes:
In February 2011 ICA placed senior notes for a principal amount of U.S.$500 million dollars, a coupon of 8.36% and maturing in 2021. ICA issued these notes which are guaranteed by CICASA, CONOISA and Controladora de Empresas de Vivienda, S.A. de C.V. (“CONEVISA”).	6,532,600	6,430,450

In July 2012, ICA placed senior notes for a principal amount of U.S.$350 million dollars, maturing in 2017. Debt instruments have an annual interest rate of 8.806%, payable semi-annually, resulting in a yield to maturity of 8.625%. ICA issued these unsecured notes which are guaranteed by CICASA, CONOISA and CONEVISA.	4,572,820	4,501,315

	December 31,
	2013	2012
Payable in euros:

Construction

Bank loan granted to ICASA in July 2008, for import purchases, maturing in September 2015, payable in 16 semiannual installments beginning December 2007, bearing interest at EURIBOR plus a 0.45% margin (0.84% and 0.77%, as of December 31, 2013 and 2012, respectively).	21,012	33,488

Loan granted to ICASA in April 2009, maturing in October 2019, bearing interest at the six-month EUROLIBOR plus a 0.3% (0.69% and 0.62%, at December 31, 2013 and 2012, respectively).	202,164	229,680

Loan granted to ICASA in June 2011, maturing in June 2019, bearing interest at the six-month EUROLIBOR plus a 1.1% (1.47% and 1.42%, at December 31, 2013 and 2012, respectively).	309,470	349,745

Payable in Mexican pesos:

Concessions and Airports:

Credit granted to Aeroinvest for working capital up to Ps.1,100 million maturing in November 2015. The contracted rate is the 28-day TIIE plus 3.5% (8.35% at December 31, 2012). The financing is guaranteed by 53,473,020 shares of Series B of capital stock of GACN, of which is the owner. Prepaid credit during 2013.	—	750,000

Loan granted to Aeroinvest for Ps.385 million, maturing in October 2014, bearing interest at the 28-day TIIE plus 3.5% (8.35% at December 31, 2012). The loan is guaranteed by 22,168,028 shares of Series B of capital stock of GACN. Prepaid credit during 2013.	—	385,407

TUCA performed a new issuance of securitization certificates, which is guaranteed by collection rights and toll revenues of the Acapulco Tunnel, through a trust that issued a share certificate program with a term of up to 25 years. Principal and interest are paid semiannually and bear interest at a rate of the 182-day TIIE plus 2.65% (7.54% and 7.53%, at December 31, 2013 and 2012, respectively) and the 182-day TIIE plus 2.95%, respectively (7.84% and 7.83%, at December 31, 2013 and 2012, respectively). The loan is also guaranteed by toll revenues and a letter of credit of Ps.75 million. During 2012, a prepayment was made for Ps.300 million.

	969,645	933,424

Consorcio del Mayab, concession holder of Kantunil road – Cancun, issued participating security certificates (CBs) for a total of Ps.4,500 million in two parts: (i) Ps.1,195 million at a fixed rate of 9.67% and (ii) the equivalent of Ps.3,305 million in UDIs at a real rate of 5.80%. At December 31, 2013, the amount totaled 685,513,000 UDIS equivalent to Ps.3,305 million. Interest is paid semiannually. The maturity is in 22 years.

Amortization of capital is semiannual and will begin in December 2014. Approximately Ps.2,339 million were used to prepay the CBs described in the preceding paragraph and Ps.1,909 million will be used for the construction of the extension of 54 additional miles of highway that goes from Playa del Carmen to Cedral (Note 13). The cash flows of the project are the source of repayment of the CBs.

	4,661,621	4,536,285

	December 31,
	2013	2012

In July 2011, GACN issued debt certificates at Mexican market for Ps.1,300 million at a variable 28-day TIIE rate plus 70 basis points, in a 5-year term maturing on July 8, 2016, with unsecured guarantee. As of December 31, 2013 and 2012, the interest rate is 4.54% and 5.55%, respectively.	1,300,000	1,300,000

In March 2013, GACN issued debt certificates at Mexican market for Ps.1,500 million at a fixed rate of 6.47%, in a 10-year term maturing on March 14, 2023. Nine of the thirteen airports guarantee the loan, representing a guarantee by 80% of consolidated EBITDA of GACN.	1,500,000	—

In July 2011 an irrevocable trust agreement was established for the issuance, management and payment F/1496 (Issuer Trust) between Papagos and Sarre (as trustors and beneficiaries in the second instance), and holders of Peso Series Trust Certificates represented by Monex Casa de Bolsa, S.A. de C.V., Grupo Financiero Monex, as common representative and beneficiaries in the first instance, and Deutsche Bank Mexico, S. A., commercial bank, in as trustee. On September 30, 2011, the Issuer Trust issued Ps.5,323, millions of Trust Certificates (“CBFs”) in pesos to mature in April 2032; with a fixed annual interest rate of 10.1%. On the same date, the Issuer Trust issued 387,181,900 Trust Certificates in UDIs, with value of Ps. 4.589563 per certificate representing Ps.1,777 million, with a fixed annual interest rate of 5.65%. Interest on the CBFs, both in pesos and UDIs, will be paid quarterly, beginning July 30, 2013; the interest generated until that date will be capitalized. The certificates are redeemable quarterly in 76 consecutive payments starting from July 30, 2013. Proceeds were distributed proportionately between Papagos and Sarre using a factor of 0.497747 and 0.502253, respectively. The certificates are guaranteed with the patrimony of the Issuer Trust. They are also guaranteed, proportionately by Papagos and Sarre. At December 31, 2012, the loan balance amounted to 387,181,900 in UDI, equivalent to Ps.1,887 million. At December 31, 2013, the balance is presented as liabilities directly associated with assets classified as held for sale.

	—	7,872,336

In April 2012, Sarre and Papagos, performed an issue of subordinated share certificates (“CBS”) for 167,958,000 and 189,377,000 UDIs, at Ps.4.763093 and Ps.4.748455 per UDI, respectively, equivalent to Ps.800 million and Ps.899 million, related to the inflation (“UDIBONOS”), maturing in 20 years. The CBS were placed at par with a yield of 8%, equivalent to UDIBONOS plus 324 basis points. At December 31, 2012, the credit in UDIs is 357,335,000 UDIs, equivalent to Ps.1,741 million. The source of loan repayment is the receivables of service delivery contracts. At December 31, 2013, the balance is presented as liabilities directly associated with assets classified as held for sale.

	—	1,901,874

Credit granted to CONOISA in June 2011, for working capital up to Ps.1,350 million pesos maturing in June 2026. The contracted rate is the 28-day TIIE plus 2.0 basis points (5.79% and 6.85%, at December 31, 2013 and 2012, respectively). This loan is secured with a pledge on 100% of its equity shares.	215,512	124,369

	December 31,
	2013	2012

Loan granted in September 2008, to ICA San Luis, S.A. de C.V for the construction of the Rio Verde – Ciudad Valles highway in San Luis Potosi, the loan is payable over 17 years, matures in 2025, and interest is payable quarterly at a rate of the 28-day TIIE plus 205 basis points (as of December 31, 2013 and 2012, 6.04% and 6.90%, respectively). This loan is amortized monthly and is guaranteed with toll revenues.	2,397,000	2,468,400

Loan granted to LIPSA in January 2008, for the Libramiento la Piedad project. The credit line has a maximum amount of Ps.900 million, to be applied in two tranches, guaranteed with the tolls collected; the loan matures in 2024, bears monthly amortization; and interest at a TIIE rate plus an applicable margin that varies between 2.75 and 3.50 basis points ( between 6.54% and 7.29% and 7.60% and 7.85%, at December 31, 2013 and 2012, respectively).	677,719	688,907

Loan granted to ANESA for the Rio de los Remedios highway project. The credit line has a maximum amount of Ps.3,000 million to be applied to stage I of the project (Puente de Vigas – Mexico Pachuca highway project); the loan matures in 2027 and bears interest at a fixed 7.81% rate. The loan is amortized quarterly from the end of the grace period, i.e. from July 2013. This loan is guaranteed with shares of CONOISA that have full corporate rights.	2,978,180	3,000,000

Loan granted to DIPESA in November 2012, for the Barranca Larga highway project, up to an amount of Ps.1,368 million, which matures in November 2032. Amortization and interest are quarterly. Interest is payable at a rate of the 28-day TIIE plus 3.0 basis points (6.78% and 7.60%, at December 2013 and 2012) and with a fixed rate of 9.38%. This loan is secured with a pledge on 100% of its equity shares.	505,665	327,799

Loan granted to Autovia Queretaro, S.A. de C.V. in June 2013, for the Palmillas – Apaseo El Grande highway project, up to an amount of Ps.5,450 million, maturing in September 2023. Interest is payable at a rate of the 28-day TIIE plus 2.75 basis points (6.54% as of December 31, 2013).	1,382,864	—

Loan granted to Tunel Diamante, S.A. de C.V., in July, 2013 for the “Acapulco – Las Cruces” tunnel Access in the state of Guerrero, up to an amount of Ps.850 million, maturing in July 2033. Interest is payable at a rate of the 28-day TIIE plus 2.75 basis points (9.32% as of December 31, 2013).	100,382	—

Construction

Loan granted to ICASA in December 2012, up to an amount of Ps.950 million for working capital for the Nayarit Social Readaptation project; maturing in March 2017. The contracted rate is the 28-day TIIE plus 3.0 basis points (6.78% and 7.85%, at December 31, 2013 and 2012, respectively).	576,201	498,073

	December 31,
	2013		2012
Housing:

Loan granted to Viveica of Ps.105 million, maturing in May 2013, bearing interest at a 28-day TIIE rate plus 4.5% (9.35%, at December 31, 2012).		—		33,173

Bridge loan granted to Viveica in March 2011, for the development of projects, maturing in March 2014, bearing interest at the 28-day TIIE rate plus 4.0% (4.82% and 8.85% at December 31, 2013 and 2012, respectively).		167,779		244,392

Various bridge loans granted to Viveica for the development of projects, with maturities ranging from 2013 to 2017, and interest at the 28-day TIIE plus percentage points fluctuating between 3.5 and 6.5. (between 4.81% and 7.81%, at December 31, 2013).		652,612		793,698

Other		157,151		115,961

		30,469,263		38,139,364
Less:
Financing commissions and issuance costs, net		(799,345)		(955,025)

Total debt		29,669,918		37,184,339
Current portion		(854,374)		(1,023,272)

Long-term debt	Ps.	28,815,544	Ps.	36,161,067

b.	The scheduled maturities of long-term debt as of December 31, 2013, are as follows:

	2014		2015		2016		2017		2018		2019 and thereafter		Total
Bank loans	Ps.	826,176	Ps.	1,031,193	Ps.	623,826	Ps.	856,118	Ps.	479,495	Ps.	7,115,770	Ps.	10,932,578
Bonds		28,198		56,006		1,378,903		4,679,531		106,711		13,287,336		19,536,685

Total	Ps.	854,374	Ps.	1,087,199	Ps.	2,002,729	Ps.	5,535,649	Ps.	586,206	Ps.	20,403,106	Ps.	30,469,263	(1)

(1)	Amounts before commissions and issuance costs.

c.	As of December 31, 2013, the Company has credit lines with financial institutions as follows:

Credit lines:
Amount awarded	Ps.	35,085,633
Used		27,305,930

Available to use	Ps.	7,779,703

Long-term debt and other agreements of the Company’s subsidiaries mentioned in this note above provide for various covenants that restrict the ability of certain subsidiaries of the Company to incur additional indebtedness and capital lease obligations, issue guarantees, sell fixed and other non-current assets and make capital distributions to ICA, as well as require compliance with certain other financial ratios. These financial ratios include: the ratio of total liabilities to equity; the ratio of current assets to current liabilities; the ratio of current assets less affiliated accounts receivable to current liabilities; and the ratio of operating earnings plus depreciation to net financing expenses. For the years ended December 31, 2013, 2012 and 2011, the Company and its subsidiaries were in compliance with such covenants.

28.	Income tax

The Company is subject to income tax and through 2013, the flat tax.

Tax Reform 2014

ISR - The rate was 30% for the years 2013, 2012 and 2011, and under the new Income Tax Law 2014 (2014 Income Tax Law) will continue at 30% for 2014 and subsequent years. The Company incurred ISR on a consolidated basis until 2013 with its Mexican subsidiaries. Because the current income tax law was modified in 2013 (see note 2), the tax consolidation regime was eliminated. Therefore, the Company and its subsidiaries are now required to pay the tax related to deconsoliation for which the law previously allowed deferral. The tax determined as of the date of deconsoliation will be paid in accordance with the options provided in the 2014 Income Tax Law, which will be over the next ten years beginning in 2014, according to the Tax Reform 2009 as described below.

The Company elected to be in the new Optional Regime for Group Companies beginning in 2014, as permitted by the 2014 Income Tax Law, having presented the appropriate notice to the tax authorities.

Pursuant to Section XVIII of transitional ninth article of Law 2014, and because the Company had the character of fiscal controller to December 31, 2013 and in this date was subject to the payment schedule contained in section VI of article four the transitional provisions of the Income Tax Law published in the Official Gazette of the Federation on December 7, 2009, or Article 70-A of the Income Tax Act 2013 which was abrogated by Law 2014, the Company shall continue to pay the tax deferred by fiscal consolidation 2007 and earlier, according to the above provisions until conclude payment.

IETU—Since 2014 the flat tax was eliminated. Accordingly, the Company was subject to, and recognized, IETU through December 31, 2013, which is a tax based on cash flows from both income and deductions and certain tax credits in each year. The rate was 17.5%. As a result of the elimination of the tax, the Company canceled its existing deferred IETU balances through results of the period.

In addition, as opposed to ISR, the parent and its subsidiaries incurred IETU on an individual basis.

Through December 31, 2013, current income tax was based on the greater of ISR and IETU.

From 2008, the IMPAC Law was eliminated; however, in certain circumstances, recovery of IMPAC paid in the ten years immediately preceding that in which ISR is paid is permitted.

Tax Reform 2009

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

The payment of the tax on the dividends distributed between companies that consolidated for tax purposes, made in years prior to 1999, could also be required to be paid in some cases, as established in tax provisions, such as upon sale of the shares of the controlled companies or at the time the Company eliminates the tax consolidation regime, among others.

The tax payable for deconsolidation and IMPAC is Ps.4,690 million, payable as follows: Ps.286 million pesos in 2014 (reflected in current liabilities at December 31, 2013) and Ps.1,808 million from 2015 to 2018 and the remaining amount from 2019 to 2023. The estimate that is reflected in the financial statements was determined based on the terms of the Mexican Income Tax Law.

a.	The income taxes are as follows:

Consolidated statements of financial position:

	December 31,
	2013	2012
Assets:
Deferred ISR	Ps. 4,198,832	Ps. —
Deferred ISR, including consolidated tax loss carryfowards	—	7,115,224
Tax credit for foreign taxes paid	249,644	380,492
Recoverable IMPAC	97,127	—
Deferred IETU	—	200,194

	Ps. 4,545,603	Ps. 7,695,910

	December 31,
	2013	2012
Liabilities:
Deferred ISR	Ps. 1,692,729	Ps. 4,640,881
Deferred income tax related to items in other comprehensive income	(51,247)	(580,331)
Deferred IETU	—	712,663

	Ps. 1,641,482	Ps. 4,773,213

Consolidated statements of comprehensive income:

	Year ended December 31,
	2013	2012	2011
Current:
ISR	Ps. 326,561	Ps. 117,259	Ps. 189,740
IETU	21,515	116,389	(23,710)
Asset tax	(144,999)	—
Others	—	(16,212)	—

Total	203,077	217,436	166,030

Deferred
ISR	(306,372)	228,872	39,673
Tax credit for foreign taxes paid	—	(380,492)	(273,000)
Cancellation of deferred IETU	(512,469)	(100,116)	(269,765)
Asset tax	19,863	—	—
Others	—	(492)	(621)

Total	(798,978)	(252,228)	(503,713)

Benefit for income taxes from continuing operations	Ps. (595,901)	Ps. (34,792)	Ps. (337,683)

For the years ended December 31, 2013, 2012 and 2011, income (loss) before income taxes of foreign subsidiaries is Ps.35 million, Ps.574 million and Ps.(367) million, respectively.

b.	The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of net income before income tax is as follows:

	2 0 1 3
	Companies incurring ISR		Companies incurring IETU
	Amount	Rate %	Amount	Rate %
Income before income taxes	Ps. 103,766		Ps. 103,766
Current	181,562	174.97%	21,515	20.73%
Deferred	(286,509)	(276.11)%	(512,469)	(493.86)%

Total income taxes	(104,947)	(101.14)%	(490,954)	(473.13)%
Add (deduct)
Inflationary effects	184,236	177.54%	—	—
Effects of permanent differences, primarily non-deductible expenses	(7,406)	(7.13)%	—	—
Effect of modification of tax rates (1)	25,054	24.14%	—	—
Taxable income of foreign subsidiaries	(190,909)	(183.98)%	—	—
IMPAC	125,102	120.57%
IETU	—	—	509,113	490.63%

Statutory rate	Ps. 31,130	30%	Ps. 18,159	17.50%

(1)	Corresponds to a modification to the statutory rate for years subsequent to 2013, which causes an effect in the rate reconciliation when applying at 28% rate to certain temporary differences.

	2 0 1 2
	Companies incurring ISR		Companies incurring IETU
	Amount	Rate %	Amount	Rate %
Income before income taxes	Ps. 927,781	—	Ps. 927,787	—
Current	101,047	10.89%	116,389	12.54%
Deferred	(152,112)	(16.39)%	(100,116)	(10.79)%

Total income taxes	(51,067)	(5.50)%	16,273	1.75%
Add (deduct)
Inflationary effects	(613,665)	(66.14)%	100,585	10.84%
Effects of permanent differences, primarily non-deductible expenses	203,892	21.98%	(43,073)	(4.64)%
Effect of modification of tax rates	702,775	75.75%	—	—
Taxable income of foreign subsidiaries	36,399	3.92%	—	—
IETU	—	—	88,577	9.55%

Statutory rate	Ps. 278,336	30%	Ps. 162,362	17.50%

	2 0 1 1
	Companies incurring ISR		Companies incurring IETU
	Amount	Tasa %	Amount	Tasa %
Income before income taxes	Ps. (167,996)		Ps. (167,996)
Current	189,740	(112.94)%	(23,710)	14.11%
Deferred	(233,948)	139.26%	(269,765)	160.58%

Total income taxes	(44,208)	26.32%	(293,475)	174.69%
Add (deduct)
Inflationary effects	(24,518)	14.59%	(76,228)	45.37%
Effects of permanent differences, primarily non-deductible expenses	29,031	(17.28)%	183,547	(109.26)%
Taxable income of foreign subsidiaries	(10,704)	6.37%	—
IETU	—	—	156,756	(93.31)%

Statutory rate	Ps. (50,399)	30.00%	Ps. (29,400)	17.50%

c.	At December 31, 2013, the main items comprising the balance of the deferred ISR asset (liability) are:

	December 31,
	2013
	Deferred ISR asset		Deferred ISR liability
Liabilities:
Customers	Ps. (223,850)		Ps. (7,595,125)
Real estate inventories	(33,904)		(57,658)
Intangible assets from concessions	(1,888,500)		(2,924,700)

Total liabilities	(2,146,254)		(10,577,483)

Assets:
Provision and accrued expenses	299,287		722,760
Property, plant and equipment	373,800		370,408
Real estate inventories	1,210,703		4,617,092
Advances from customers	178,615		1,172,362

	2,062,405		6,882,622

Deferred ISR liabilities on temporary differences	(83,849)		(3,694,861)

Tax loss carryforwards in consolidated tax reporting	4,282,681		2,002,132

Net asset (liability) on temporary differences	Ps. 4,198,832		Ps. (1,692,729)
Deferred income tax related to items in other comprehensive income	—		(51,247)

Total net asset (liability)	Ps. 4,198,832	(1)	Ps. (1,641,482)

(1)

At December 31, 2013, and 2012, the Company has recognized credits for tax loss carryforwards of Ps.4,199 million and Ps.7,233 million, respectively, which can be recovered under certain circumstances. Management has the expectation of applying such benefits in accordance with projections and several tax strategies with expect favorable outcomes.

d.	At December 31, 2012, the main items comprising the balance of the deferred ISR liability are:

December 31,
2012
Liabilities:
Customers	Ps. (4,391,516)
Real estate inventories	(3,135,408)
Intangible assets from concessions	(2,770,826)

Total liabilities	(10,297,750)

Assets:
Provision and accrued expenses	123,882
Property, plant and equipment	573,743
Inventories	16,959
Inventories	—
Advances from customers	1,449,346

2,163,930

Deferred ISR liabilities on temporary differences	(8,133,820)

Tax loss carryforwards in consolidated tax reporting	3,492,939

Net liability	Ps. (4,640,881)

e.	The main items comprising the liability balance of deferred IETU at December 31, 2012 are as follows:

December 31,
2012
Liabilities:
Customers	Ps. (407,305)
Inventories	(91,079)
Real estate inventories	(266,312)
Investments in concessions	(1,781,539)
Property, plant and equipment, and others	(212,021)

Total liabilities	(2,758,256)

Assets:
Notes payable	309,250
Provisions	225,585
Tax credits permitted by IETU law	1,710,952

Total assets	2,245,787

IETU liability	Ps. (512,469)

(1)	Amount is net of the deferred IETU asset of Ps.200,194 (see subset a. above).

f.	The changes in deferred tax assets and liabilities during the year are as follows:

	December 31,
	2013	2012
Beginning balance	Ps. (2,922,697)	Ps. (1,577,577)
ISR in results	(306,372)	609,364
Business combination and other	143,761	(117,368)
Tax credit for taxes paid abroad	—	(380,492)
Recoverable IMPAC	(97,127)	—
Income tax effects recognized in other comprehensive income and equity	25,580	(492,537)
Tax on sale of shares in subsidiary for application of losses for the year included in retained earnings	336,658	—
Others	428,545	(863,971)
Elimination of IETU	(512,469)	(100,116)

Ending balance	Ps. (2,904,121)	Ps. (2,922,697)

g.	Tax consolidation:

Changes in the income tax liability resulting from fiscal deconsolidation are as follows:

	December 31,
	2013	2012
Beginning balance	Ps. 4,901,137	Ps. 3,429,803
Increase in liability for tax consolidation	1,604,860	4,455,577
Unused tax losses in tax consolidation	(1,643,502)	(2,751,722)
Payments	(273,972)	(232,521)

Total income tax payable for deconsolidation	4,588,523	4,901,137
Current income tax payable for deconsolidation	(260,236)	(273,972)
Discount of tax liability by deconsolidation, arising from definition of specific time to payment	(675,000)	—

Non-current income tax payable for deconsolidation	Ps. 3,653,287	Ps. 4,627,165

The income tax at December 31, 2013, on the tax consolidation will be paid as follows:

Year	Deferred ISR	IMPAC
2014	Ps. 260,236	Ps. 25,303
2015	185,946	25,303
2016	321,946	20,242
2017	558,471	15,182
2018	666,069	15,181
2019-2023	2,595,855	—

	Ps. 4,588,523	Ps. 101,211

h.	In accordance with Mexican tax law, indexed tax losses and recoverable IMPAC, at a consolidated level, for which a deferred ISR asset has been recognized and have been paid, can be recovered under certain circumstances. The amounts and expiration dates as of December 31, 2013, are as follows:

Year of	Tax loss	Recoverable
Expiration	carry forwards	IMPAC
2014	Ps. 50,096	Ps. 36,553
2015	59,034	11,199
2016	145,628	11,199
2017	257,135	22,397
2018	143,168	—
2019	458,952	—
2021	1,165,139	—
2022	1,340,211	—
2023	2,865,976	—

	Ps. 6,485,339	Ps. 81,348

i.	The tax loss carryforwards for an amount Ps.201 million that can beused to offset future taxable income were not included in the determination of deferred tax of 2013, because the Company believes it is not likely to recover. Expiration dates and restated amounts at December 31, 2013, are as follows:

Year of Expiration	Tax loss carry forwards
2014	Ps. 4,405
2015	11,757
2016	1,204
2017	978
2018	3,155
2019	14,661
2020	20,264
2021	27,306
2022	22,331
2023	94,464

Ps. 200,525

j.	Income tax recognized in other comprehensive income or directly in equity:

	December 31,
	2013	2012	2011
Deferred taxes
Income and expense recognized in other comprehensive income:
Labor obligations	Ps. (15,020)	Ps. 32,877	Ps. 35,414
Financial instruments treated as cash flow hedges	90,699	63,186	76,326
Valuations of financial instruments treated as cash flow hedges of associates and joint ventures	219,624	327,365	20,040

	295,303	423,428	131,780

Reclassifications from equity to income:
Cash flow hedges	(92,452)	(53,027)	(133,869)
Deferred taxes from derivative instruments of associated companies and joint ventures	(324,366)	(110,246)	(65,833)

Total income tax recognized in other comprehensive income	(121,515)	260,155	(67,922)

Equity forward recorded in additional paid-in capital	(5,438)	22,506	—
Reclassifications from equity to income:
Tax on sale of shares in subsidiary for application of losses for the year included in retained earnings	(336,658)	—	—

	(463,611)	282,661	(67,922)
Less:
Deferred tax of associated companies, joint ventures and other	438,031	(287,882)	45,793

Change of deferred tax (see paragraph f)	Ps. (25,580)	Ps. (5,221)	Ps. (22,129)

k.	The balances of stockholders’ equity tax accounts at December 31, 2013, 2012 and 2011 are as follows:

	December 31,
	2013	2012	2011
Contributed capital account	Ps. 26,773,479	Ps. 26,933,336	Ps. 25,970,977
Net consolidated tax profit account	16,147,174	14,387,584	14,156,350

Total	Ps. 42,920,653	Ps. 41,320,920	Ps. 40,127,327

29.	Contingencies

a.	Lawsuits and litigation – At December 21, 2013, our subsidiaries were subject to legal proceedings and claims arising in the ordinary course of business. Our management and legal advisers do not expect the Company’s results of operations and financial condition as described in our consolidated financial statements will be materially impacted by the resolution of these matters.

b.	Tax lawsuits – As of the date hereof, ICA and certain of its subsidiaries are in the process of settling several tax disputes before the relevant authorities. Given that these disputes relate to the return or recovery of taxes paid by the Company’s subsidiaries before filing such claims, the Company does not expect to pay any additional amounts in the event it does not obtain favorable resolutions of such matters.

c.	Construction

Subway Line 12 – In December 2012, ICA, together with its partners Carso Infraestructura y Construccion, S.A. de C.V. and Alstom Mexicana, S.A. de C.V., (the “Consortium”) filed a civil law suit against the Government of the Federal District, the Federal District Department of Works and Services and the decentralized agency known as Proyecto Metro del Distrito Federal. The Consortium seeks the payment of additional and extraordinary costs associated with work performed outside the scope of the Lump Sum Construction Agreement no. 7.8 CO 01 T.2.022 that was entered into on June 17, 2008, for the execution of Mexico City’s Metro Line 12. The claims total Ps.3,835 million plus (i) value-added tax, or VAT, (ii) Ps.118 million in financial expenses for the late payment of the estimated work, (iii) default interest, and (iv) expenses and legal costs incurred for the duration of the dispute.

On April 23, 2013, the Judge with whom the lawsuit was filed, determined not to investigate the merits of the case, given that an administrative procedure to resolve the case exists that should be exercised prior to a judicial proceeding. Once the administrative procedure has been invoked and carried out, to the extent the matter is not resolved, judicial procedings may be brought forth. Based on the foregoing, the parties invoked the non-judicial administrative procedure in order to resolve technical and administrative matters.

As of the date of issuance of these financial statements, that administrative procedure was complete and has left intact the ability of the parties to enforce their dispute through a judicial proceeding with a competent Federal Distric court. Accordingly, on December 13, 2013, the parties jointly submitted a juidical proceeding.

As a result of the proceeding, in January, 2014 an expert opinion was issued which confirmed that the additional and extraordinary work was beyond the scope of the Contract.

However, the Company’s legal advisors believe there is a probability of a favorable outcome, as it maintains sufficient evidentiary documentation confirming the request and approval of the additional work performed.

Proyecto Esmeralda Resort – The claim respresent the collective amount of corporate and judicial proceedings brought forth or responded to by ICA to enable it to assume corporate control over Proyecto Esmeralda Resort, S.A. de C.V. (“PER”), Marina Esmeralda Resort, S.A. de C.V. (MER) and Campeche Golf, S.A. de C.V. (GOLF) (collectively the “Companies) and, consequently, the assets of the “Aak Bal” Project.

In December 2010, ICA concluded a fiduciary enforcement procedure permitted by the project’s trust agreement which guaranteed the financing provided by ICA to PER, MER, GOLF and other amounts owed for the performance of the project, and which ultimately resulted in the resolution that the Companies must transfer the assets guaranteed as partial payment of the debts of the Companies to ICA. As of December 31, 2010, the amount owed by the companies PER, MER and GOLF to ICA was approximately Ps.553 million, which amount is secured. Pursuant to the same lawsuit, October 20, 2011, ICA obtained as accord and satisfaction, the title to land in the amount of Ps.151.5 million, thus reducing the amount payable by PER to ICA.

It is estimated that all of the arbitration procedures and court proceedings still underway will be resolved in favor of ICA, without adversely affecting the Company’s financial position.

Malla Vial Colombia –In April 2002, ICA was ordered by an Arbitration Panel to pay compensation to the Instituto de Desarrollo Urbano del Distrito Capital de Bogota (“IDU”), for breach of the construction contract of the “Malla Vial” project in Bogota, for approximately U.S.$2.2 million, and established the criteria for settlement of the Contract. Such ruling was acknowledged by the Mexican courts in January 2009 and ICA made the respective payment.

In a separate action related to the same project, the IDU filed suit against ICA with a Colombian court for breach of contract damages in the amount of approximately U.S.$4.72 million, and filed suit against the bonding company for reimbursement of the advance which had not been repaid.

By the same token, ICA filed a counter claim, seeking compensation plus damages and lost profits for U.S.$17.8 million. The court suspended all legal action against the bonding company until the countersuit filed by ICA is resolved.

In June 2011, the suspension of the lawsuit ordered by the judge in the administrative law proceeding, filed against the bonding company, concluded, which means that despite the reciprocal claims filed between the parties, it may be possible to request the execution of the bonds for U.S.$17 million, plus interest, although there are legal proceedings available to contest a ruling in that regard.

On September 26, 2012, an arbitration agreement was signed between the parties, for the purpose of terminating all the disputes arising from the performance of contract 462 from 1997. Such agreement was filed with the Administrative Court of Cundinamarca, which for purposes of issuing the respective judgment, requested the opinion of the Attorney General’s Office of Colombia.

On February 28, 2013, the Administrative Court of Cundinamarca rejected the arbitration with the IDU, for which reason on March 8, 2013, ICA filed an appeal, which was resolved through a judgment issued on April 17, 2013. This judgment partially granted the suspension, against the ruling which partially accepted the arbitration proposal, and the respective docket was sent to the Council of State for the respective resolution.

In a ruling issued on October 24, 2013, the Council of State fully approved the arbitration performed with the IDU, after which the parties consider Contract 462 from 1997 as terminated. ICA must make the payment of the arbitration amounts agreed and the IDU must abandon the administrative proceedings filed against ICA.

With regard to the administrative proceeding filed by the IDU against Chubb de Colombia de Seguros S.A. and ICA, seeking collection from the ruling which enforced the court protection from the advance for the performance surety, the Administrative Court of Cundinamarca declared unproven the challenges submitted by Chubb de Colombia de Seguros S.A. For this reason it issued instructions to continue with the enforcement of the amount established in the lawsuit filed on February 18, 2003. An appeal and an action for annulment were filed against such ruling on May 3, 2013, for which the respective judgment has yet to be issued.

With regard to the administrative law proceeding filed by the IDU against Chubb de Colombia de Seguros S.A. and ICA, seeking collection for the judgment declaring the Contract terminated and enforcing the monetary penalty clause (Lawsuit No. 2002-02258), the Court issued a ruling on October 18, 2013 which, without ruling on the challenges filed by ICA, ruled that the enforcement should be continued. An appeal was filed against this ruling on November 28, 2013, mainly based on the arbitration held with the IDU. In this regard, once the payment of the arbitration amounts agreed is made and the IDU abandons the administrative law proceedings filed against ICA, it will also have to abandon the administrative-law proceeding filed against Chubb de Colombia de Seguros, S.A.

The Company’s management believes that the arbitration agreement will come to approximately U.S.$6 million dollars, for which a provision has been created.

PAC-4 Arbitration Procedures

1.	Arbitration of the Consortium ICA-FCC-MECO filed against the Panama Canal Authority (“ACP”) for additional work performed.

On July 19, 2013, the Consortium ICA-FCC-MECO filed with the Arbitration and Reconciliation Center of Panama (CeCAP) a request for arbitration against the ACP, due to the monetary damages suffered through such date by the Consortium, as a result of the unforeseen geological conditions encountered during the performance of the project.

On August 14, 2013, the arbitration panel was formally convened, which before ruling on the principal questions, must determine the national or international scope of the arbitration. By the same token, on October 23, 2013, the ACP responded to the lawsuit, and also made an ancillary claim to be settled prior to the main action, in which it requested that the arbitration panel rule on the untimeliness of all the claims filed by the Consortium in the lawsuit, for the purpose of terminating the arbitration proceeding. As of this date, the Company is awaiting the arbitration panel to issue a ruling on the national or international scope of the arbitration, and on the aforementioned ancillary claim filed by the ACP.

The basic premise of the Consortium to uphold its claims is that adverse situations and conditions have arisen that were not initially contemplated by both parties, which give the Consortium the right to amend the Contract regarding the delivery time of the project and the price. Accordingly, it is reasonably possible that the arbitration will be successful and that the cost overruns suffered by the Consortium ICA-FCC-MECO will be acknowledged, for which reason it is not considered necessary to create a provision in this regard. As of this date, the total value of the contingency is U.S.$23 million dollars, plus the effect of inflation on any cost overruns which continue to be generated during the effective term of the Contract.

2.	Arbitration of Consortium ICA-FCC-MECO against the ACP for the increase in the minimum daily wage of the workers in the Panama Canal area.

On September 21, 2012, the Consortium ICA-FCC-MECO filed with the CeCAP, a request for arbitration against the ACP, as a result of the monetary damages suffered by the Consortium due to the increase in the minimum daily wage of the workers in the Panama Canal area, which is U.S.$1.25 million dollars, plus any and all costs generated during the effective term of the contract. Such increase is directly due to the issuance of Decree No. 6 dated January 20, 2012, which according to the Consortium ICA-FCC-MECO constitutes an amendment to the Contract executed between the parties.

On January 22, 2013, the Arbitration Panel was formally convened. In ruling No. 02/2013 dated April 11, 2013, such Panel extended the deadline for its ruling until September 26, 2013. On August 9, 2013 the parties filed a request to extend the deadline for the ruling again, which was accepted by the Arbitration Panel. Consequently, October 25, 2013 was set as the new deadline for issuing the respective judgment.

The Arbitration Panel issued its judgment on October 25, 2013, and dismissed all the claims filed by the Consortium ICA-FCC-MECO, for which reason it is considered that the arbitration procedure has ended unfavorably for the Consortium.

ICAMEX – TERMOTECNICA

1.	Tax liability lawsuit filed by the General Controller’s Office of Colombia against the Consortium ICAMEX – TERMOTECNICA.

On July 27, 2012, the General Controller’s Office of Colombia notified the Consortium ICAMEX – TERMOTECNICA and its contracting party, Empresa Colombiana de Petroleos ECOPETROL, S.A., that a tax liability lawsuit had been filed as a result of an oil spill which took place on December 11, 2011 due to a leak in the oil pipeline Caño Limon—Coveñas in section 231+080, resulting in damage to the nation’s environmental heritage, filed in the jurisdiction of the Municipalities of Chinacota, Los Patios and Cucuta of the Norte de Santander Province, as well as the loss of 3267 barrels of petroleum spilled at the accident site.

The aforementioned General Controller’s Office is seeking tax damages for aggravated negligence in the amount of approximately U.S.$19.5 million dollars.

The Company is currently waiting for the evidentiary hearings to be scheduled by the General Controller’s Office.

As of the date of issuance of these financial statements, the file remains inactive.

2.	Lawsuit for direct remedy filed by the Corporacion Autonoma Regional de la Frontera Nororiental (“CORPONOR”) against the Consortium ICAMEX – TERMOTECNICA.

On September 28, 2012, the CORPONOR notified the Consortium ICAMEX – TERMOTECNICA of the request for out-of-court arbitration, seeking direct remedy for environmental damages from such Consortium and from the Empresa Colombiana de Petroleos ECOPETROL, S.A. as a result of the oil spill which took place in the Caño Limon-Coveñas oil pipeline.

The amount of the claims filed by CORPONOR to restore the ecosystem to the condition existing before the oil spill comes to approximately U.S.$18.5 million dollars.

CORPONOR informed the parties involved that an out-of-court arbitration hearing would be held on November 7, 2012. No agreement was reached at such hearing, for which reason CORPONOR would be able to then file a formal law suit against ICAMEX – TERMOTECNICA.

Notwithstanding the above, it is not considered necessary to create a provision against this lawsuit or that indicated in numeral 1 above, because currently there is no legal sign in either of the lawsuits that would indicate a possible contingency, apart from the fact that the oil spill is not attributable to the Consortium, as will be demonstrated at the appropriate time in either lawsuit.

It is also worth noting that at the appropriate moment in the lawsuit, the competent court authority of Colombia will have to determine which of the two lawsuits should prevail, either that filed by the General Controller’s Office of Colombia or one filed by CORPONOR. This is because both lawsuits refer to the same event, the oil spill which occurred at the place described above.

As of the date of issuance of the financial statements, no progress has been reported in this lawsuit.

d.	Airports

1.	Aeropuerto de Ciudad Juarez S.A. de C.V. (“Ciudad Juarez Airport”)

In 1991, the persons claiming to be the original owners of a plot of land (204 ha), which includes the Ciudad Juarez Airport, filed an action for repossession against the airport to reclaim the land, on the basis that it was illegally transferred to the Mexican Government.

As an alternative to recovering such land, the plaintiff also seeks monetary damages of U.S.$120 million dollars (approximately Ps.1,543 million). The company Aeropuerto de Ciudad Juarez S.A. de C.V., a subsidiary, indicated that the Department of Communications and Transportation should get involved because it was the Department which granted the concession to the Ciudad Juarez Airport, and the concession title only covers the capacity of concessionaire.

The lawsuit is still underway because the final verdict has yet to be issued, but the Federal Government has already appeared in court, and urged that a federal judge should be the competent body to rule on the case, rather than a civil-law judge, who was currently hearing the suit. The dispute about competence was resolved in favor of the Federal Government, and the Civil Court was instructed to send the files to the Federal Court for purposes of issuing the respective judgment. As the District Judge did not accept the competence ruling, the case was sent to the Supreme Court. However, the High Court ruled that the competence dispute should be resolved by the Circuit Appeals Court. The latter issued its ruling dated January 13, 2013, to the effect that the Civil Authorities should hear the lawsuit rather than the Federal Court , so the docket was sent back to the Civil Courts to resume with the lawsuit, which is its current status today.

No provision has been recorded in relation to this lawsuit, because it was considered that if the ruling went against the company, the economic effect would be assumed by the Federal Government, as established in the Concession Title and given that the title of the land is held with the Mexican Government and not with the Ciudad Juarez Airport.

2.	Airport Property Tax

These disputes refer to different lawsuits and/or legal actions filed against different companies of GACN for nonpayment of property tax, in which the respective rulings have favored the Company, generally given that the respective properties constitute state-owned assets for which reason GACN is exempt from payment of the tax. Notwithstanding the above, at the date of this report the following lawsuits have not yet been resolved:

a)	Reynosa

There is an action for annulment filed by the Reynosa Airport to challenge the collection for the period 2000 to 2004, in the amount of Ps.263. The lawsuit was resolved on March 5, 2012, and the ruling challenged was declared null and void, without the authorities filing an appeal, so this case is closed.

In February 2011, the Municipality of Reynosa filed a new request for payment of property tax, in the amount of Ps.118 million, without specifying the period for which the debt is owed. An action for annulment was filed against such request, and the respective ruling has yet to be issued.

In November 2011, the Municipality of Reynosa filed another request against the company for payment of property tax in the amount of Ps.127 million. An action for annulment was filed against this request, and the respective ruling has yet to be issued.

In August, 2012, the Municipality of Reynosa requested the payment of property tax in the amount of Ps.1,119 million, against which an action for annulment was filed. The respective ruling has yet to be issued.

b)	Zihuatanejo.

In October 2010, the Municipality requested from the Aeropuerto de Zihuatanejo, S.A. de C.V. the payment of Ps.2.2 million (for the period from the second to the sixth bimester of 2004 and from the first to the sixth bimester of 2005). An action for annulment was filed against this payment request with the Tax Court of the State of Guerrero. The verdict issued in this lawsuit declared that the rulings challenged were null and void, thus enabling the authority to perform a new action to remedy the formal defects. This was challenged by the airport and in February 2012 the ruling issued in the petition was notified, which was favorable to the concessionaire, without the authority having filed legal action, for which reason this case is closed. However, in October 2012, the Treasurer of the Municipality of Zihuatanejo de Azuela of the State of Guerrero requested that Aeropuerto de Zihuatanejo, S.A. de C.V. pay Ps.2.2 million for an alleged debt of property tax, fines and enforcement expenses for the period from the second to the sixth bimester of 2004 and from the first to the sixth bimester of 2005.

An action for annulment was filed against this payment request with the Tax Court of the State of Guerrero. In October 2012 the Municipal Finances Coordinator of Zihuatanejo de Azuela, Guerrero assessed and requested that Aeropuerto de Zihuatanejo, S.A. de C.V. pay the amount of Ps.2.8 million for additional unpaid property tax and surcharges for the period from the first bimester of 2007 to the fifth bimester of 2012 and the respective penalty for Ps.865 and the amount of Ps.57 for enforcement expenses. An action for annulment was filed against this payment request with the Tax Court of the State of Guerrero, and the respective judgment has not been issued yet.

3.	Unpaid Tax Liabilities - Airports

a)	Acapulco

The Acapulco Local Tax Audit Administration of the SAT (“SAT Acapulco”) assessed a due and payable tax liability against the Acapulco Airport for income tax for the year 2006, surcharges and fines for a total of Ps.43 million, as well as additional employee profit sharing (“PTU”) for Ps.3.3 million. An administrative remedy was filed against the tax liability assessed, in which it was overruled so this case is closed. However, in the exercise of its official powers, in December 2011 the Acapulco Local Tax Audit Administration conducted an official visit and issued a new ruling assessing an unpaid tax liability for the new amount of Ps.27.9 million, as it states that the taxable income used as the basis for distribution of PTU for the year 2006, is missing unreported revenues and as well as for excess deductions detected, surcharges and fines and the application of 10% of the aforementioned amount, for the payment of PTU of such fiscal year.

A motion for reconsideration was filed against this new ruling which confirmed the ruling challenged, and assessed the unpaid tax liability for income tax of the year 2006, surcharges, fines and restatements for Ps.16 million, as well as additional PTU payable for Ps.2.8 million. An action for annulment was filed against this last ruling with the Federal Tax Court, which is still under way and the respective judgment has not yet been issued.

b)	Monterrey

In August 2012, an action for annulment was filed with the Federal Tax Court to challenge the ruling issued by the Advisory Committee of the Regional Delegation of the Mexican Social Security Institute of Nuevo Leon, which ruled on the appeal filed by Aeropuerto de Monterrey, S.A. de C.V., against the settlement determined by the Adjunct Department of the IMSS Apodaca, which assesses due and payable tax liabilities owed by the Airport from the period from January 1, 2007 to December 31, 2012, in the amount of Ps.28 million, for the alleged nonpayment of Social Security fees related to insurance for occupational hazards, illness and maternity, disability, life and nursery, and insurance for retirement, early retirement and old age, as well as fines for the alleged nonpayment of such Social Security fees during the construction of Terminal B. The respective judgment has yet to be issued in this lawsuit and the surety for the unpaid tax liability has been established with the IMSS.

c)	Reynosa

An action for annulment was filed against the ruling on the motion for reconsideration, which confirmed the assessment of the unpaid tax liability for income tax in the year 2007, and the related restatement, surcharges and fines in the amount of Ps.1.2 million, as well as additional PTU payable for Ps.194. The respective judgment has yet to be issued and the surety for the unpaid tax liability has been established with the SAT.

4.	Dispute Related to the Ownership of Land Acquired by Aeropuerto de Monterrey, S.A. de C.V.

Ordinary civil lawsuit filed against the Monterrey Airport (MTY) (as purchaser), DIAV, S. A. de C. V. (as vendor) and officials engaged in land purchase and sale transaction, in which a third party claims to be the owner of part of the real estate acquired by MTY. The compensation claimed derives from a comprehensive lawsuit of ownership and alleges the legal nonexistence of purchase and sale documents, and claims the real estate property which it presumably owns, and the nonexistence of the public instruments for the purchase and sale of real property, the legal and physical restoration of the land demanded, together with any appropriate improvements and rights.

The contingency is not quantified in the lawsuit. At the date of the financial statements, the contingency remains in effect because no final ruling has been issued in the lawsuit, in which the company that sold the land has already appeared to give evidence. The Company does not believe that an unfavorable outcome is probable. Additionally, if the court rules against MTY, the Company believes that the economic effect of the lawsuit will be the obligation of the company that sold the land (DIAV, S.A. de C.V.), for which reason MTY has not recorded any provision in this regard.

e.	Infrastructure

Grupo Corporativo Excell –In December 2012, Excell filed suit against CONOISA, a Company subsidiary, for the payment of Ps.48 million related to fees for professional services rendered in the project named Acueducto II de Queretaro, which was earned for providing advice on different tasks and studies in the aforementioned construction contract.

It also filed suit against other companies of the Consortium.

In September 2013, the proceeding concluded the evidentiary stage and in December of that year a ruling was issued relieveing CONOISA and SAQSA, as well as other companies from the Consortium brought into the suit. Grupo Corporativo Excel filed an appeal because it did not agree with the ruling.

Jose de Jesus Montes Lozano –The dispute arose as a result of a highway accident on the Autopista de Occidente, operated by ICA Infraestructura S.A. de C.V. (“ICAI”), formerly Maxipistas, S.A. de C.V., which occurred due to speeding and a tire left on the highway; two persons died in the accident. Given the above, on December 14, 2001 the family of the deceased persons filed suit for payment of different considerations, which were only indicated conceptually, with the aim of quantifying them in the enforcement of judgment, for which reason the related amount is unknown at this time. On November 10, 2008 a trial level verdict was issued in which Maxipistas was ordered to pay the plaintiff the compensation amounts for pain and suffering and mental distress, which are yet to be quantified. However, such judgment was not made final finalized, due to different objections filed by the parties.

In January 2013, the plaintiff filed suit with the Supreme Court to make the aforementioned verdict final and have it enforced against ICAI. However, the Company believes that the ruling will be in its favor, because the verdict was not final given that the plaintiff has challenged the rulings of the original judge, mainly because it did not timely quantify the compensation for pain and suffering during the lawsuit. If ruled unfavorably for the Company, it does not expect that the amount will adversely affect its financial position.

As of this date, the Company has not been notified of the admission of the complaint filed with the Mexican Supreme Court.

In December 2013, the document was turned over to the original court in Guadalajara, Jalisco, and it is expected any time that the plaintiff will file its ancillary claim for verdict settlement, seeking to justify the amount for pain and suffering.

Right-of-Way on the Corredor Sur –The Banco Hipotecario Nacional (“BHN”) filed a major ordinary proceeding against ICA Panama, S.A. for disruptions caused through the use of the right-of-way on the Corredor Sur, which was admitted by the Third Circuit Court on December 11, 2003, seeking the payment of U.S.$2.5 million dollars. In March 2012 the expert evidence was submitted, both of the court’s expert and those of ENA (formerly ICA PANAMA) and BHN. The results of the appraisals show figures in excess of the estimate, to deal with the compensation for the property affected during the construction of the Corredor Sur. The fees of the court’s expert were rejected and submitted for review because they were considered excessively high.

In March 2013, the Court issued a verdict at the trial level which recognized the claim of BHN, and assessed the sum of U.S.$1.981 million to redress the disruptions suffered by BHN. On March 5 and 19, BHN and the defendant, respectively, filed an appeal against such judgment, which has yet to be resolved.

On June 5, the Attorney General’s Office for Civil Matters was notified of the verdict and on June 10 requested clarification and filed the respective appeal. In judgment No. 1656/456-03 dated October 31, 2013, the Court did not accept the request for clarification. The motion for reconsideration, as well as those filed by BHN and the defendant, are still pending and the respective judgment has yet to be issued.

c.	Performance guarantees – In the ordinary course of business, the Company is required to secure construction obligations, mainly related to the completion of construction contracts or the quality of its work, by granting letters of credit or bonds. At December 31, 2013, the Company had granted bonds to its customers for Ps.16,515 million and U.S.$172 million, respectively.

Additionally, the Company has issued letters of credit to guarantee its performance obligations under certain concession arrangements and construction contracts, in the amount of Ps.4,662 million.

30.	Risk management

a.	Significant accounting policies

The details of the significant accounting policies and adopted methods (including recognition, valuation and basis of recognition of related income and expenses) for each class of financial asset, financial liability and equity instrument is disclosed in Note 4.

b.	Categories of financial instruments and risk management policies

The main categories of financial instruments are:

		December 31,
		2013	2012
Financial assets	Classification of risk
Cash	Credit	Ps. 1,140,955	Ps. 1,066,997
Restricted cash	Credit	2,009,979	1,950,231
Cash equivalents	Credit and Interest rate	2,228,827	3,082,511
Restricted cash equivalents	Credit and Interest rate	37,047	503,249
Customers (1)	Credit and Foreign exchange	4,342,298	3,452,362
Other receivables	Credit	3,328,732	3,773,830
Customers- non current	Credit	9,387,649	8,573,729
Financial assets from concessions	Credit and Interest rate	3,332,185	12,087,251
Derivative financial instruments	Interest rate and Foreign exchange	761,799	482,140

(1)	Cost and estimated earnings in excess of billings on uncompleted contracts is not considered a financial instrument, therefore it is not included.

		December 31,
		2013	2012
Financial liabilities	Classification of risk
Derivative financial instruments	Interest rate, Foreign exchange and Credit	Ps. 333,942	Ps. 465,321
Current debt	Interest rate, Foreign exchange and Liquidity	8,901,699	9,571,363
Long-term debt	Interest rate, Foreign exchange and Liquidity	29,669,918	37,184,339
Trade accounts payable	Foreign exchange and Liquidity	6,439,800	6,237,084
Accrued expenses and other	Liquidity and Foreign exchange	7,287,433	5,416,386
Other long-term liabilities	Operating and Liquidity	2,873,691	2,277,768

Based on the nature of its activities, ICA is exposed to different financial risks, mainly as a result of its ordinary business activities and its debt contracts entered into to finance its operating activities. The Corporate Treasury function provides services to ICA business to coordinate access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of ICA. The principal financial risks to which operating units are exposed are: market risk (interest rates, currency exchange rates and foreign currency pricing), credit risk and liquidity risk.

Periodically, the Company’s management assesses risk exposure and reviews the alternatives for managing those risks, seeking to minimize the effects of these risks using financial derivatives to hedge risk exposures. The Company does not use derivatives for speculative purposes. The Board of Directors sets and monitors policies and procedures to measure and manage the risks to which the Company is exposed, which are described below.

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

For fixed price contracts in the public sector, the Public Works and Services Law protects the contractors when adverse economic conditions arise that could not have been anticipated at the time of awarding the contract and thus were not considered in the initial contract bid. The Public Works and Services Law allows the Controller’s Office (Secretaria de la Funcion Publica) to issue guidelines through which public works contractors may recognize increases in their initial contract prices as a result of adverse economic changes. The proposed application of these mechanisms for the public-to-private initiative is uncertain, but the proposed law would benefit the Public/Private Partnership (Proyecto para Prestacion de Servicios, or PPS) by introducing options to renegotiate, in good faith, the contract terms in the event of government action to increase the project costs or otherwise reduce contractual benefits to developers.

In recent years, the construction contracts have been increasingly of the fixed price type or mixed price contracts in which a portion of the contract is at fixed price and the rest at unit prices. Even though the Company has entered into contracts with unit pricing in the last years, it believes that fixed price contracts are more prevalent in the construction market and the contracts that the Company enters into in the future will reflect this shift to fixed price contracts.

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

The risk is also managed by ICA through maintaining an appropriate combination of fixed rate loans and variable rate loans, and using hedging and futures contracts for interest rates. Hedging activities are assessed regularly so that they are in line with the interest rates and the identified risk so as to ensure that the most profitable hedging strategies are applied. As of December 31, 2013, the Company had an approximate Ps.39,413 million in outstanding debt, of which 52% has a fixed interest rate and the 48% a variable interest rate. As of December 31, 2012, ICA had approximately Ps.47,711 million of outstanding debt, of which 64% had a fixed interest rate and the 36% a variable interest rate. As of December 31, 2011, ICA had approximately Ps.46,884 million of outstanding debt, of which 22% had a fixed interest rate and the 78% a variable interest rate. The interest rate on the variable rate debt of ICA is generally based on reference to the LIBOR rate and the TIIE rate.

ICA has entered into cash flow hedge contracts, including cash flows in foreign currency and other commercial derivative instruments for the duration of some of its long-term lines of credit, in order to reduce uncertainty due to interest rate fluctuations.

Analysis of interest-rate sensitivity – The following sensitivity analyses are based on the assumption of an adverse change in basis points, in the amounts indicated, applicable to each category of variable rate financial liability. The sensitivity analysis below has been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting period. For liabilities accruing interest at a floating rate, the analysis is prepared assuming the amount of liability outstanding at the end of the year was outstanding throughout the year. These sensitivity analyses cover all the debt of ICA and its financial derivatives. ICA determines its sensitivity analyses by applying the hypothetical interest rate to its outstanding debt and making adjustments due to such fluctuations for the debt which is hedged by the financial derivatives.

For the year ended December 31, 2013, a hypothetical, instantaneous and adverse change of 100, 50 and 25 basis points in the interest rate applicable to the variable rate financial liabilities, including financial derivatives only if they are held for hedging purposes, would have resulted in an additional financing expense of approximately Ps.169 million, Ps.87 million and Ps.43 million, respectively. For the year ended December 31, 2012, a hypothetical, instantaneous and adverse change of 100, 50 and 25 basis points in the interest rate applicable to the variable rate financial liabilities, including financial derivatives only if they are held for hedging purposes, would have resulted in an additional financing expense of approximately Ps.73 million, Ps.37 million and Ps.18 million, respectively. For the year ended December 31, 2011 a hypothetical, instantaneous and adverse change of 100, 50 and 25 base points in the interest rate applicable to the variable rate financial liabilities, including financial derivatives only if they are held for trading purposes, would have resulted in an additional financing expense of approximately Ps.114 million, Ps.58 million and Ps.28 million, respectively.

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

In fixed price, lump sum or guaranteed maximum price contracts, estimates are made to try and contemplate the risk of fluctuations in the exchange rate between the Mexican peso and other currencies in which the contracts are expressed, included the related financing agreements, or other contracts entered into for the purchase of supplies, machinery or raw materials, ordinary expenses and other inputs. A severe devaluation or appreciation of the Mexican peso could also result in an interruption in the international currency markets and could limit the ability to transfer or convert pesos to U.S. dollars and other currencies in order to make timely payments of interest and principal on the related obligations expressed in U.S. dollars or in other currencies. Although the Mexican government does not currently restrict, and has not restricted since 1982, the right or ability of Mexican individuals or business entities to convert pesos into U.S. dollars or other currencies, or to transfer them outside Mexico, the Mexican government could institute exchange control policies in the future. It cannot be guaranteed that the Banco de Mexico will maintain its current policy regarding the peso. The fluctuation of the currency may have an adverse effect on the Company’s financial position, results of operations and cash flows in future years.

For the year ended December 31, 2013, approximately 32% of consolidated revenues were expressed in foreign currencies, mainly U.S. dollars. An appreciation of the Mexican peso against the U.S. dollar would reduce the dollar-denominated revenues and the Company’s obligations under dollar-denominated debt when expressed in pesos, whereas a depreciation of the peso against the U.S. dollar would increase the Company’s dollar-denominated revenues and obligations under debt agreements when expressed in pesos.

For the year ended December 31, 2013, 2012 and 2011, approximately 26%, 43% and 12%, respectively, of the Company’s backlog was denominated in foreign currencies, and approximately 23%, 9% and 55%, respectively, of the accounts receivable were denominated in foreign currencies. For the year ended December 31, 2013, 2012 and 2011, approximately 23%, 6% and 39%, of consolidated financial assets were denominated in foreign currencies and the rest in Mexican pesos. Furthermore, for the year ended December 31, 2013, 2012 and 2011, approximately 43%, 36% and 50%, respectively, of consolidated debt was expressed in foreign currencies. A depreciation of the Mexican peso against the U.S. dollar would increase the peso value of the costs and expenses denominated in foreign currency and, unless they were denominated in the same currency as the source of payment (as established by ICA’s risk management policies), increase the obligations for debt expressed in foreign currency. For the year ended December 31, 2013, the Mexican peso appreciated against the U.S. dollar by 1.75%, related to the foreign exchange rate existing of the year ended 2012.

Foreign currency sensitivity analysis – The following sensitivity analyses are based on an instantaneous and unfavorable change in exchange rates which affect the foreign currencies in which the Company transacts. These sensitivity analyses cover all the assets and liabilities denominated in foreign currency, as well as its derivative financial instruments. Sensitivity is determined by applying a hypothetical exchange rate change to those items, including the outstanding debt expressed in foreign currency, subsequently adjusting for this fluctuation for debt hedged by derivative financial instruments.

As of December 31, 2013, a hypothetical, instantaneous, unfavorable changed in the exchange rate of 100 Mexican cents to the exchange rate applicable to the Company’s receivables, payables and debt, including derivative financial instruments not held for trading purposes (and excluding the debt hedged by instruments held for trading purposes), would have resulted in an estimated exchange loss of approximately Ps.1,273 million, based on the highest value in pesos of the debt expressed in foreign currency. As of December 31, 2013, the Company did not hold any derivative financial instruments for trading purposes, except as mentioned in Note 26.b.

UDI exchange rate risk management – Although a portion of the Company’s long-term debt is denominated in UDIs, there is no exchange risk because the Trust Securitization Certificates (CBFs) were issued in the same currency as that in which the payments to be received from the federal government agency will be denominated under the project to which the debt is related.

UDI sensitivity analysis – As of December 31, 2013, 2012 and 2011, 12%, 30% and 20% of the Company’s debt, respectively is denominated in UDIs, which corresponds to the Sarre, Papagos and Mayab debt, in which a natural hedge exists because the revenues received under the project are indexed for inflation on a monthly basis using the INPC published by the National Institute of Geography and History (“INEGI”). The liabilities of Sarre and Papagos as of December 31, 2013, are presented as liabilities associated with assets held for sale.

The sensitivity analysis does not reflect the inherent exchange risk because the Company’s exposure at year-end does not reflect its exposure throughout the year.

The carrying values of monetary assets and liabilities denominated in foreign currency at the end of the reporting period are as follows (amounts in thousands):

	Liabilities		Assets
	December 31,		December 31,
Currency	2013	2012	2013	2012
U.S. dollars	Ps. 15,340,514	Ps. 19,517,089	Ps. 4,412,113	Ps. 4,393,025
Euros	542,706	660,612	71,473	92,122
Soles	438,732	2,169,135	1,364,301	1,180,154
Colombian pesos	39,348	—	618,509	—
UDIs	3,305,329	6,970,820	—	—

Pertinent exchange rate information at the date of the consolidated statements of financial position is as follows:

	December 31, 2013	December 31, 2012
	FIX	Buy	Sell
US dollar exchange rate
Interbank	Ps. 13.0652	Ps. 12.8409	Ps. 12.8609
Euro exchange rate		16.7388	17.2205

		December 31
		2013	2012
UDI exchange rate		Ps. 5.0587	Ps. 4.8746

As of March 18, 2014, the issuance date of financial statements, the interbank FIX rate was Ps.13.1675.

d.	Credit risk

Credit risk management – Credit risk refers to the risk whereby one of the parties defaults on its contractual obligations, thereby generating a financial loss for ICA. To the extent possible, the objective of this risk management is to reduce its impact by reviewing the solvency of the Company’s potential customers. Once contracts are underway, the credit rating of uncollected amounts is periodically evaluated and estimates are revised for allowance for doubtful accounts with corresponding entries to the statements of income and other comprehensive income in the period of the revision. The credit risk has historically been very limited.

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

Claims are occasionally filed against customers for additional project costs which exceed the contract price or for amounts which were not included in the original contract price, including modification orders. This type of claim is filed for issues such as delays attributable to the customer, higher unit prices or the modification of the initial project scope, thereby resulting in additional indirect or direct costs. These claims are often subject to long arbitration or legal processes or procedures involving external experts, meaning that it is difficult to accurately forecast when they will be definitively resolved. When this occurs and it has unresolved claims, ICA can invest significant amounts of working capital in projects to cover excess costs while claims are resolved. Regarding particular modification orders, ICA can reach an agreement with the customer regarding the work scope, albeit without determining the final price. In this case, the opinion of external experts may be required to appraise unfavorable prices determined outside the Company’s control. As of December 31, 2013 and 2012, ICA had an allowance for doubtful accounts of Ps.897 and Ps.1,401 million related to commercial contracts and accounts receivable, including an allowance for doubtful accounts of Ps.146 million pesos in the Airport segment related to the bankruptcy of the airlines of the Mexicana Group. The failure to quickly recover resources from this type of claim and modification orders could have a significant adverse effect on the Company’s liquidity and financial position.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by recognized rating agencies.

The Company does not have any kind of guarantees or other credit enhancement to cover its credit risk associated with financial assets.

Other accounts receivable are composed by amounts receivable from associated companies and notes receivable. The Company considers that these amounts will not result in a significant credit risk concentration.

e.	Liquidity risk

Liquidity risk management – This risk is generated by temporary differences between the funding required by the Company to fulfill business investment commitments, debt maturities, current asset requirements, etc., and the origin of funds generated by the regular activities of ICA, different types of bank financing and disinvestment. The objective of ICA in the management of this risk is to maintain a balance between the flexibility, period and conditions of credit facilities contracted to manage short, medium and long-term funding requirements. In this regard, the Company’s use of project financing and debt with limited resources described in Note 27 and the short-term financing of current assets are significant. The Executive Committee of ICA is ultimately responsible for liquidity management. This Committee has established appropriate liquidity management guidelines. The Company manages its liquidity risk by maintaining reserves, financial facilities and adequate loans, while constantly monitoring projected and actual cash flows and reconciling the maturity profiles of financial assets and liabilities. Additionally, as mentioned in Note 27, the Company has available credit lines for working capital.

The following table details the remaining contractual maturity for the financial liabilities of the Company with agreed repayment periods. This table has been prepared based on the projected non-discounted cash flows of financial liabilities at the date on which ICA must make payments. The table includes projected interest cash flows such as disbursements required for the financial debt included in the consolidated statement of financial position. As interest is accrued at variable rates, the non-discounted amount is derived from interest rate curves at the end of the reporting period. Contractual maturity is based on the earliest date when ICA must make the respective payment.

As of December 31, 2013	1 year		Up to 2 years		Up to 3 years		Up to 4 years		Up to 5 years		Up to 6 years and thereafter		Total
Derivative financial instruments	Ps.	1,472,884	Ps.	1,155,795	Ps.	701,134	Ps.	189,246	Ps.	78,760	Ps.	52,895	Ps.	3,650,714
Notes payable		8,901,699		—		—		—		—		—		8,901,699
Long-term debt		3,276,779		3,235,696		4,073,787		7,368,678		2,122,818		31,790,544		51,868,302
Trade accounts payable		6,439,800		—		—		—		—		—		6,439,800
Other accounts payable and accrued expenses		7,287,433		—		—		—		—		—		7,287,433
Other long-term liabilities		—		518,561		199,085		183,470		14,567		1,958,008		2,873,691

Total	Ps.	27,378,595	Ps.	4,910,052	Ps.	4,974,006	Ps.	7,741,394	Ps.	2,216,145	Ps.	33,801,447	Ps.	81,021,639

As of December 31, 2012	1 year		Up to 2 years		Up to 3 years		Up to 4 years		Up to 5 years		Up to 6 years and thereafter		Total
Derivative financial instruments	Ps.	1,654,094	Ps.	1,472,884	Ps.	1,155,795	Ps.	701,134	Ps.	189,246	Ps.	131,655	Ps.	5,304,808
Notes payable		9,571,363		—		—		—		—		—		9,571,363
Long-term debt		4,185,872		4,495,558		4,828,930		5,149,739		7,844,626		42,318,108		68,822,833
Trade accounts payable		6,237,084		—		—		—		—		—		6,237,084
Other accounts payable and accrued expenses		5,416,386		—		—		—		—		—		5,416,386
Other long-term liabilities		—		692,071		212,728		186,065		111,789		1,075,115		2,277,768

Total	Ps.	27,064,799	Ps.	6,660,513	Ps.	6,197,453	Ps.	6,036,938	Ps.	8,145,661	Ps.	43,524,878	Ps.	97,630,242

The amounts forming part of the debt contracted with credit institutions include fixed and variable rate instruments. Variable-rate financial liabilities are subject to change when variable interest rates differ from the estimated interest rates determined at the end of the reporting period for which reporting is presented at fair value.

The Company expects to meet its liabilities with its operational cash flows and resources received from the maturity of its financial assets. Furthermore, the Company has access to revolving credit lines with different banking institutions.

f.	Financial instruments at fair value

This note provides information about how the Company determines fair values of various financial assets and financial liabilities. Fair value of the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis.

Some of the Company’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used):

Financial assets and liabilities	Fair value at December 31,		Fair value hierarchy	Valuation technique (s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
	2013	2012
Foreign currency forward contracts (see Note 26)	Assets: Ps.363,146 Liabilities: Ps.58,874	Assets: Ps.107,678 Liabilities: Ps.111,568	Level 2	Discounted cash flow. Future cash flows are estimated based on forward exhange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.	NA	NA
Interest rate swaps	Liabilities designated for hedging: Ps.(266,141) Liabilities designated for negociation: Ps.(8,922)	Assets: Ps.(317,993)	Level 2	Discounted cash flow. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.	NA	NA
Investment properties	Asset: $491,579	Asset: $491,579	Level 2	The fair value was determined based on the market comparables that reflects recent transaction prices for similar properties	Specific characterics related to the Company’s property obtained through market research by different media, direct visits to comparable properties and mass-media	NA
Contingent consideration in business combination (see note 22 and 24)	Liabilities: Ps.1,077,849	Liabilities: Ps.646,349	Level 3	Discounted cash flow	Probability-adjusted revenues and profits, with a range from Ps.100,000 to Ps.150,000 and a range from Ps.60,000 to Ps.90,000 respectively.	The higher the amounts of revenue and profit, the higher the fair value.

The only financial liabilities subsequently measured at fair value on Level 3 fair value measurement represent contingent consideration relating to the acquisition of San Martin (see 3.h).

During the reporting period there were no transfers between Level 1 and 2.

Except as detailed in the following table, the Company considers that the carrying amounts of financial assets and financial liabilities recognised in the consolidated financial statements approximate their fair values.

	December 31, 2013				December 31, 2012
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets:
Financial assets from concessions	Ps.	3,332,185	Ps.	3,332,185	Ps.	12,087,251	Ps.	12,087,251
Financial liabilities:
Long-term bank loans		29,669,918		37,584,388		37,184,339		42,609,196
Contingent consideration		1,077,849		1,077,849		646,349		646,349

	Fair value hierarchy as at December 31, 2013
	Level 1		Level 2		Level 3		Total
Financial assets:
Financial assets from concessions	Ps.	—	Ps.	3,332,185	Ps.	—	Ps.	3,332,185

Financial liabilities:
Long-term bank loans	Ps.	—	Ps.	29,669,918	Ps.	—	Ps.	29,669,918
Contingent consideration		—		—		1,077,849		1,077,849

	Ps.	—	Ps.	29,669,918	Ps.	1,077,849	Ps.	30,747,767

The fair values of the financial assets and financial liabilities included in the level 2 and level 3 categories above have been determined in accordance with generally accepted pricing models based on a discounted cash flow analysis, with the most significant inputs being the discount rate that reflects the credit risk of counterparties.

31.	Stockholders’ equity

a.	Equity risk management

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

The equity structure is essentially managed through the maintenance of adequate levels of Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), which is calculated in the following manner: income attributable to controlling interests plus income attributable to non-controlling interests, discontinued operations, income taxes, other expenses (income), net, plus the participation in the equity held in unconsolidated subsidiaries and associated entities, plus borrowing costs, depreciation, amortization and the borrowing costs included in the cost of sales of projects financed during the construction stage:

	Year ended December
	2013		2012		2011
Income from controlling interests	Ps.	423,554	Ps.	955,038	Ps.	1,437,135
Income from non-controlling interests		998,799		574,193		309,954
Discontinued operations		(722,680)		(566,658)		(1,577,402)
Income taxes		(595,905)		(34,792)		(337,683)
Share in results of associated companies		(350,198)		(409,051)		(286,033)
Borrowing costs		3,379,003		1,159,846		3,321,463
Depreciation and amortization		1,022,320		929,299		1,130,448
Interest expense (income) included in cost of sales		580,561		1,132,584		1,092,529

EBITDA	Ps.	4,735,454	Ps.	3,740,459	Ps.	5,090,411

b.	At December 31, 2013, the authorized common stock of the Company amounts to Ps.8,503 million and is integrated by a single class of common stock without par value, comprised of the following:

	Shares	Amount
Subscribed and paid shares	617,174,656	Ps.8,502,720
Shares held in treasury	7,163,400	95,187

	610,011,256	Ps.8,407,533

c.	At the Ordinary Shareholders’ Meeting held on April 19, 2013 and November 17, 2011, the shareholders approved an increase in the reserve fund for the purchase of Company shares up to Ps.2,140 and Ps.1,850 million, respectively, authorizing the availability to repurchase shares of the Company up to that maximum amounts. At a previous Ordinary Shareholders’ Meeting on April 14, 2011, the shareholders approved a maximum reserve of Ps.1,000 million for the repurchase of Company shares.

d.	Share plan – At December 31, 2005, the number of shares held in treasury assigned to meet the Company’s obligation under the employee bonus plan was 9,647,899, of which at December 31, 2008, 3,308,313 shares were granted. During 2010 and 2009, 3,627,389 and 2,819,452, respectively, of shares were issued to executives and employees of ICA, considering transfer of 107,255 shares of Option Plan described in the next paragraph.

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

ICA also offered an Option Plan for executives and employees, whose term ended in 2010. Upon cancellation of the plan, 370,827 shares designated to meet the requirements of this plan were transferred to the Share Plan for executives of Empresas ICA. The balance of treasury shares designated for the Share Plan for executive of Empresas ICA as of December 31, 2013 is 495,459.

e.	During 2013 and 2012, the Company repurchased 6,409,430 and 4,207,000 of its own shares respectively, with a value of Ps.23,174 and Ps.57,983 (nominal value), respectively.

f.	Equity forward – During May 2012, ICA entered into an equity forward to be settled in cash with respect to 22,280,100 shares of its capital, from May 22, 2012 to August 21, 2013 in non-consecutive terms, at a weighted average strike price of Ps.24.99, equivalent to an amount of Ps.556.8 million. The total amount of shares subject to the instrument represents 3.67% of the outstanding shares of the Company.

In the event that market conditions are favorable and the instruments are exercised, the Company will record the exercised amount in the reserve for repurchase of shares, according to the Policy and Regulations for the acquisition and placement of treasury shares approved by the Board of Directors. The amount paid out at maturity of the instruments is determined by multiplying the number of the shares under the contract exercised at the maturity date by the strike price.

In the event that the Company does not exercise the instruments, the settlement price will be the difference between the strike price and the market value of the shares of ICA. On a quarterly basis, the fair value of the forward contracts will be determined in the same manner, and the effects are recognized within the effects of valuation of financial instruments line item in the consolidated statement of income and other comprehensive income. On August, 2013, the instrument was renewed.

As of December 31, 2013, the fair value of the instrument resulted in a charge of Ps.83,934 to equity.

g.	Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when a dividend is distributed. Any tax paid on such distribution may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

h.	Retained earnings include the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. As of December 31, 2013 and 2012, the legal reserve, was Ps.325,621 and Ps.307,638.

32.	Share-based payment

ICA has established a share-based compensation plan for executive middle- and upper-level management. Middle- and upper-level management identified as key manage personal and personnel with significant potential will obtain a stock bonus under the plan, awared with ordinary shares of ICA.

The number of shares granted is calculated in accordance with the performance-based formula approved by the Compensation Committee (“Committee”). The formula rewards executives and middle- and upper-managment based on their individual achievements and their contribution to the Company, evaluated based on both quantitative and qualitative criteria stemming from the following measures: performance and achievement of goals and objectives, conduct in accordance with the principles of teamwork and morals, integrity, service attitude, and achievement and adherence to the Code of Ethics and corporate policies.

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

Members of the administration that stop working for the Company are entitled to receive, in annual installments, the shares credited to their accounts in the management trust. From time to time, certain exceptions may be made to these rules to allow employees that stop working for the Company to receive shares on an accelerated basis.

During the years ended December 31, 2013, 2012 and 2011, the Company made share-based payments of 4,335,094, 6,885,385, and 3,785,611, shares, respectively. The shares issued were valued at Ps.13.78 per share, corresponding to the theoretical value of the shares in circulation (subscribed and paid capital) at the date of their grant. The Company recorded Ps.59.7 million, Ps.95 million and Ps.52 million as an increase to its common stock during 2013, 2012 and 2011, respectively. The fair value of the shares paid as a bonus to the date of grant, amounted to Ps.33.26, Ps.20.65 and Ps.28.05, respectively, according to the market market value of the stock as listed on the Mexican Stock Exchange (“BMV”). This fair value was used to determine compensation cost of Ps.144,185, Ps.142,183 and Ps.106,193 for 2013, 2012 and 2011, respectively.

33.	Non-controlling interest in consolidated subsidiaries

Non-controlling interest consist of the following:

	Year ended December 31
	2013		2012		2011
Common stock	Ps.	1,996,392	Ps.	2,484,964	Ps.	3,062,766
Contributions for future capital increases		2,472		2,472		143,031
Retained earnings and others		3,556,498		1,546,661		981,798

	Ps.	5,555,362	Ps.	4,034,097	Ps.	4,187,595

The fluctuation in the non-controlling interest mainly occurs because of the effects of dividends received as well as the effects of incorporation of subsidiaries or the purchase or sale of non-controlling interests.

34.	Assets classified as held for sale and discontinued operations

a.	As mentioned in Note 2, the Company entered into a Letter of Intent for the sale of the shareholding of Sarre and Papagos, which was formalized, whereby a subsidiary of Hunt acquired the 70% shareholding of CONOISA in DDIO. Based on the foregoing, the assets and liabilities of Saare and and Papago are presented as assets held for sale and liabilities directly associated with assets held for sale in the consolidated statement of financial position as of December 31, 2013; the results of Sarre and Papagos are also presented within discontinued operations in the consolidated statements of income and other comprehensive income and cash flows, which were retrospectively adjusted to reflect the discontinued operation.

b.	As mentioned in Note 2, on August 24, 2011, ICA negotiated the sale of the “Corredor Sur” toll highway, a concession segment subsidiary, to Empresa Nacional de Autopistas, S.A. de C.V. (“ENA”). Amounts are presented within discontinued operations in the consolidated statement of income and other comprehensive income.

c.	Discontinued operations is integrated as follows:

	Year ended December 31,
	2013		2012		2011
Net revenues	Ps.	2,801,368	Ps.	6,542,201	Ps.	2,755,577
Services cost		930,522		6,039,391		2,589,100

Gross profit		1,870,846		502,810		166,477
Operating expenses		18		93		87

Other income		—		(174,831)		—

Operating income		1,870,828		677,548		166,390

Finance expenses (income)		906,580		(19,680)		—

Income before income taxes		964,248		697,228		166,390
Income taxes		241,568		130,570		72,847

Gain on sell of Corredor Sur (1)		—		—		1,483,859

Income from discontinued operations	Ps.	722,680	Ps.	566,658	Ps.	1,577,402

(1)	Related to the sale of Corredor Sur, see following subsection f.

d.	Assets and liabilities held for sale corresponding to Sarre and Papagos, as well as investments in associates of Concesionaria Distribuidor Vial San Jeronimo-Muyuguarda, S.A. de C.V. (“AUSUR”) and Aguas Tratadas del Valle de Mexico, S.A. de C.V. (“ATVM”), are as follows:

	December 31, 2013
Assets:
Cash and cash equivalents	Ps.	1,584,632
Accounts receivable		317,285
Investment in associated companies (1)		919,652
Intangible assets from concessions, net		9,386,373
Other assets		482,140

	Ps.	12,690,082

Liabilities:
Notes payable	Ps.	9,840,362
Other liabilities		720,366

	Ps.	10,560,728

(1)	In December 2013, the Company signed a binding and enforceable Letter of Understanding with Promotora del Desarrollo de America Latina, S.A. de C.V. (“IDEAL”) for the sale of ICA’s participation in the following companies: 30% de Concesionaria Distribuidor Vial San Jeronimo-Muyuguarda, S.A. de C.V. (“AUSUR”) and 10.20% de Aguas Tratadas del Valle de Mexico, S.A. de C.V. (“ATVM”). The purchase price is Ps.1,000 million and will be paid by IDEAL when the governmental and third party approvals will be obtained. Both parties agree that the effective date of the transaction will take place no later than within 90 days from the date of signing the Letter of Understanding.

They also agreed that if ICA, (a) refuses to execute and / or execute the contracts, agreements and / or instruments necessary to formalize the acquisition of shareholding by IDEAL per the terms agreed in the Letter of Understanding, ICA will be required to pay a penalty to IDEAL of Ps.100 million. The same penalty shall be paid by IDEAL to ICA if IDEAL fails to comply the the aforementioned agreements, including making payments.

In June 2013, IDEAL granted the company a loan Ps.600 million for working capital. Both companies agree that payment for the sale of the shareholding will be used for the payment of principal, interest and other financial attachments; any remaining amount shall be delivered to the Company.

Based on the above, the investment in associates was classified under current assets as held for sale.

e.	Condensed financial information of Corredor Sur is as follows:

	Eight months ended August 31, 2011
Net revenues	Ps.	476,145
Services cost		114,749

Gross profit		361,396
Operating expenses		25,976

Operating income		335,420

Finance expenses		661,038

Loss before income taxes		(325,618)
Income taxes		20,752

Loss from discontinued operations	Ps.	(304,866)

f.	Gain on sale of Corredor Sur is comprised as follows:

	September, 2011
Consideration received	Ps.	3,277,147
Less:
Net assets sold		64,211
Others (1)		372,584
Loss for the period		304,866
Income tax attributable to the operation		1,051,627

Gain on sale of subsidiary	Ps.	1,483,859

(1)	Includes gain from foreign operations for Ps.73 million generated through the date of disposal and provision for legal indemnizations for Ps.333 million.

Gain sale of subsidiary is presented in income from discontinued operations in the consolidated statement of income and other comprehensive income.

Net cash flows from the sale of the subsidiary:

	December 31, 2011
Consideration received in cash	Ps.	3,277,147
Less: balance of cash and equivalents from discontinued operations		322,474

Net movement in cash from discontinued operation	Ps.	2,954,673

g.	Basic and diluted earnings, per share from discontinued operations for the year ended December 31, 2013, 2012 and 2011, amounted to Ps.1.185, Ps.0.935 and Ps.2.498, respectively.

35.	Continuing operations

a.	Income from continuing operations are:

	Year ended December 31,
	2013		2012		2011
Construction revenue	Ps.	13,048,172	Ps.	17,340,135	Ps.	19,069,437
Interest income from construction contract		832,201		597,475		838,297
Construction revenue by concessions		6,182,727		11,224,268		7,193,908
Revenue from concessions		434,823		468,360		747,075
Revenue from airports		3,243,657		2,836,945		2,627,367
Interest income from concessions		672,028		450,755		508,461
Revenue from mining		2,738,861		1,414,462		—
Revenue from services		943,982		687,089		216,967
Revenues from sale of housing, goods and other		894,186		2,484,700		2,467,037
Rental income		415,560		439,512		440,095
Royalties		149,997		178,420		150,203

	Ps.	29,556,194	Ps.	38,122,121	Ps.	34,258,847

Note 41, segment information, presents an analysis of revenues for the Company’s main products and services.

b.	Cost of sales from continuing operations consist of the following:

	Year ended December 31,
	2013		2012		2011
Direct cost	Ps.	17,850,019	Ps.	25,093,469	Ps.	24,853,553
Indirect cost		5,000,428		6,223,203		2,493,335
Cost of sales of housing		593,196		1,853,333		1,713,384
Cost of sales of real estate		29,169		13,764		6,078
Others		—		14,453		(88,541)

	Ps.	23,472,812	Ps.	33,198,222	Ps.	28,977,809

c.	Costs and expenses for depreciation, amortization and employee benefits are as follows:

	Year ended December 31, 2013
	Direct cost		Indirect cost		General expenses		Total
Depreciation	Ps.	438,872	Ps.	82,402	Ps.	26,630	Ps.	547,904
Amortization of concessions		109,200		301,051		—		410,251
Amortization of other assets		—		40,790		23,376		64,166
Wages and salaries		2,795,057		1,917,769		590,522		5,303,348
Development and improvements		3,232		4,645		26,059		33,936
Bonus to employees		—		—		87,832		87,832
Statutory employee profit sharing expense		—		—		39,588		39,588

	Year ended December 31, 2012
	Direct cost		Indirect cost		General expenses		Total
Depreciation	Ps.	347,307	Ps.	79,503	Ps.	105,500	Ps.	532,310
Amortization of concessions		307,920		65,191		—		373,111
Amortization of other assets		—		1,422		22,457		23,879
Wages and salaries		3,262,235		1,921,689		1,109,859		6,293,783
Development and improvements		2,604		7,025		22,481		32,110
Bonus to employees		—		—		81,753		81,753
Statutory employee profit sharing expense		—		—		21,267		21,267

	Year ended December 31, 2011
	Direct cost	Indirect cost	General expenses	Total
Depreciation	Ps. 360,009	Ps. 62,892	Ps. 26,798	Ps. 449,699
Amortization of concessions	407,889	32,521	—	440,410
Amortization of other assets		213,483	26,855	240,338
Wages and salaries	5,023,314	188,899	934,564	6,146,777
Development and improvements	975	5,767	18,961	25,703
Bonus to employees	—	—	48,096	48,096
Statutory employee profit sharing expense	—	—	11,659	11,659

36.	Other income, net

Other income, net, consists of the following:

	Year ended December 31,
	2013	2012			2011
Gain on sales of property, plant and equipment	Ps. (12,387)	Ps.	(13,051)		Ps.	(975)
Gain on sales of shares	(586,472)		(729)			(466,821	)(1)
Increase in contingent liabilities	544,392 (3)		—			—
Other	(7,000)		(436,193	)(2)		(22,347)

	Ps.(61,467)	Ps.	(449,973)		Ps.	(490,143)

(1)	During the year ended December 31, 2011, the gain on the sale of shares, mainly correspond to the sale of CONIPSA and COVIQSA.
(2)	For the year ended December 31, 2012, amount includes a gain of Ps.435,681 from changes in the fair value of investment properties.
(3)	Adjustment to contingent consideration (See Note 4.g., 22 and 24).

37.	Financing cost

Financing cost is detailed as follows:

	Year ended December 31, 2013
		Capitalized in statement of	Results
	Total	financial position	Cost	Financing cost
Interest expense (1)	Ps. 4,146,257	Ps. 465,874	Ps. 714,595	Ps. 2,965,788
Interest income (2)	(412,961)	(8,748)	(134,034)	(270,179)
Foreign exchange	392,270	—	34,951	357,319
Valuation of derivative financial instruments	326,075	—	—	326,075

Total	Ps. 4,451,641	Ps. 457,126	Ps. 615,512	Ps. 3,379,003

	Year ended December 31, 2012
		Capitalized in statement of	Results
	Total	financial position	Cost	Financing cost
Interest expense (3)	Ps. 4,110,525	Ps. 512,581	Ps. 1,164,372	Ps. 2,433,572
Interest income (2)	(343,186)	(8,748)	(31,788)	(302,650)
Foreign exchange	(1,197,784)	—	(71,516)	(1,126,268)
Valuation of derivative financial instruments	155,192	—	—	155,192

Total	Ps. 2,724,747	Ps. 503,833	Ps. 1,061,068	Ps. 1,159,846

	Year ended December 31, 2011
		Capitalized in statement of	Results
	Total	financial position	Cost	Financing cost
Interest expense	Ps. 3,340,614	Ps. 501,027	Ps. 1,108,563	Ps. 1,731,024
Interest income (2)	(237,172)	(7,939)	(16,034)	(213,199)
Foreign exchange	1,332,665	—	(152,491)	1,485,156
Valuation of derivative financial instruments	318,482	—	—	318,482

Total	Ps. 4,754,589	Ps. 493,088	Ps. 940,038	Ps. 3,321,463

(1)	Includes Ps.675.487 related to the discount of tax liability from deconsolidation, arising from definition of specific time period for payment (see Note 28).
(2)	Note 41 include the integration of the interest income by business segment.
(3)	For the year ended December 31, 2012, interest expense includes Ps.161 million of a premium paid to bondholders for prepayment of certain notes.

38.	Related party balances and transactions

a.	The accounts receivable and accounts payable with related parties are as follows:

	December 31,
	2013		2012
Accounts receivable:
Constructora Nuevo Necaxa Tihuatlan, S.A. de C.V.	Ps.	530,196	Ps.	201,359
Red de Carreteras de Occidente, S.A.B. de C.V.		—		269,443
Autovia Necaxa Tihuatlan, S.A. de C.V.		128,267		24,058
Constructora de Infraestructura de Aguas Potosi, S.A. de C.V.		65,370		40,701
Constructora de Infraestructura de Aguas de Queretaro, S.A. de C.V.		—		119,582
ICA Fluor Daniel, S. de R.L. de C.V.		54,464		114,530
Actica Sistemas, S. de R.L. de C.V.		25,047		32,891
Sismologia Burgos, S.A.		9,891		9,980
Proactiva Medio Ambiente Mexico, S.A. de C.V.		8,972		1,438
Constructora Mexicana de Infraestructura Subterranea, S.A. de C.V.		—		401,690
Concesionaria de Vias Irapuato Queretaro, S.A. de C.V.		—		—
Others		27,627		60,549

Total (Note 11)	Ps.	849,834	Ps.	1,276,221

	December 31,
	2013		2012
Accounts payable:
ICA Fluor Daniel, S. de R.L. de C.V	Ps.	385,959	Ps.	343,345
Actica Sistemas, S. de R.L. de C.V.		313,930		222,993
Infraestructura y Saneamiento de Atotonilco, S.A. de C.V.		29,659		—
Others		56,357		56,181

Total (Note 22)	Ps.	785,905	Ps.	622,519

b.	Transactions with related parties, carried out in the ordinary course of business, were as follows:

	Year ended December 31,
	2013	2012	2011
Construction revenues	Ps. 3,213,361	Ps. 4,247,803	Ps. 2,893,899
Construction costs	42,586	1,092,509	—
Administrative services provided	421,052	473,663	467,915
Royalties	150,112	178,401	150,199

c.	For the years ended December 31, 2013, 2012 and 2011, the aggregate compensation of the directors and executive officers paid or accrued for services in all capacities, was approximately Ps.262 million, Ps.263 million and Ps.259 million, respectively. The Company also paid non-management Directors Ps.44 thousand pesos of January to April 2013 and Ps.50 thousand pesos of May to December 2013, net of taxes, for each Board of Directors meeting or corporate practices committee, finance and sustainability meeting or audit committee meeting they attended during 2013, 2012 and 2011. Additionally, the Company paid Ps.38 million, Ps.10 million and Ps.15 million of emoluments, net of taxes, to non-management directors and president of the Board of Directors for the year ended December, 31, 2013, 2012, and 2011, respectively.

39.	Retirement benefit obligation

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

In 2006, the Company created a defined benefit pension plan covering all active employees aged more than 65, who are part of the board of Empresas ICA, S.A.B. de C.V. and have a minimum of 10 years’ of service as a member of the board prior to their retirement. These individuals may exercise these benefits after the age of 55, with gradual reductions of the salaries considered for pension purposes. Beginning January 1, 2008, the plan deferred the early retirement age an additional two years, which such deferral ended in 2010. During 2012, the pension plan was further modified to provide lifelong benefits for these executive. Also, the Company established an early retirement from age 60 for all employees, provided that they have 10 years of service with the Company.

The plans in Mexico typically expose the Company to actuarial risks such as: investment risk, interest rate risk, longevity risk and salary risk.

Investment risk	The present value of the defined benefit plan liability is calculated using a discount rate determined by reference to long- term government bond yields. To select the discount rate is considered the rate of the bond yield that is similar to the duration of the obligations of labor liabilities of the company. This rate is obtained from a company dedicated to provide updated prices for the valuation of financial instruments, as well as comprehensive calculation, reporting, analysis, and risks related to these prices, and that is regulated by the National Banking and Securities Commission. Considering the average days on which would be payable the benefits and not the maturity of the bond, which means that the discount rate will depend on the expected flow of benefit payments from plan.

Interest risk	A decrease in the bond interest rate will increase the plan liability; however, this will be partially offset by an increase in the return on the plan’s debt investments.

Longevity risk	The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.

Salary risk	The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plan’s liability.

No other post-retirement benefits are provided to these employees.

The most recent actuarial valuation of the defined benefit obligation were carried out at December 31, 2013 by Mercer, which employs actuaries certified by the Colegio Nacional de Actuarios de Mexico. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations were as follows

	December 31,		January 1,
	2013	2012	2012
Discount rate(s)	7.50%	6.50%	7.75%
Expected rate(s) of salary increase	5.5%	5.5%	5.5%
Average longevity at retirement age for current pensioners (years)	16	15	14
Inflation	4%	4%	4%

Amounts recognized in comprehensive income in respect of these defined benefit plans are as follows:

	Year ended December 31
	2013		2012		2011
Service cost:
Current service cost	Ps.	64,692	Ps.	43,988	Ps.	30,244
Past service cost and (gain) loss from settlements		55,799		253,107		50,256
Net interest expense		61,836		42,259		31,169

Components of defined benefit costs recognised in results		182,327		339,354		111,669

Remeasurement on the net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)		4,290		(5,000)		—
Actuarial gains and losses arising from changes in financial assumptions		(111,429)		—		—
Actuarial gains and losses arising from experience adjustments		78,211		100,189		90,579

Components of defined benefit costs recognized in other comprehensive income		(28,928)		95,189		90,579

Total	Ps.	153,399	Ps.	434,543	Ps.	202,248

The current service cost and the net interest expense for the year are included in the employee benefits expense in results.

The remeasurement of the net defined benefit liability is included in other comprehensive income.

The information below shows the most significant detail about the plans of the Company.

The amount included in the consolidated statement of financial position arising from the Company’s obligation in respect of its defined benefit plans is as follows:

	December 31,				January 1
	2013		2012		2012
Present value of funded defined benefit obligation	Ps.	(1,096,259)	Ps.	(979,602)	Ps.	(568,680)
Fair value of plan assets		160,587		165,929	67,095

Net liability arising from defined benefit obligation	Ps.	(935,672)	Ps.	(813,673)	Ps.	(501,585)

Movements in the present value of the defined benefit obligation in the current year were as follows:

	Year ended December 31
	2013	2012	2011
Present value of defined benefit obligation as of January 1	Ps. 979,602	Ps. 568,680	Ps. 380,180
Current service cost	64,692	43,988	30,244
lnterest cost	61,836	42,259	31,169
Remeasurement (gains)/losses:
Actuarial gains and losses arising from changes in financial assumptions	(111,429)	—	—
Actuarial gains and losses arising from changes in financial assumptions	78,211	100,189	90,579
Liabilities assumed in a business combination	(3,538)	—	—
Benefits paid	(28,914)	(28,620)	(19,955)
Plan amendments and other	55,799	253,107	56,463

Present value of defined benefit obligation as of December 31	Ps. 1,096,259	Ps. 979,603	Ps. 568,680

Movements in the fair value of the plan assets in the current year were as follows:

	Year ended December 31
	2013		2012		2011
Present value of plan assets as of January 1	Ps.	165,929	Ps.	67,147	Ps.	—
Interest income		9,919		—		—
Contributions from the employer		—		122,967		85,609
Remeasurement gain (loss):
Return on plan assets (excluding amounts included in net interest expense)		(4,290)		1,296		—
Benefits paid		(10,971)		(25,481)		(18,462)

Present value of defined benefit obligation as of December 31	Ps.	160,587	Ps.	165,929	Ps.	67,147

The fair value of the plan assets at the end of the reporting period for each category, are as follows:

	Fair value of plan assets
	December 31,
	2013		2012
Debt instruments	Ps.	160,587	Ps.	165,929

The fair values of the above debt instruments are determined based on quoted market prices in active markets.

The actual return on plan assets was Ps.9,919 and Ps.5,000, respectively.

Significant actuarial assumptions for the determination of the defined obligation are discount rate, expected salary increase and mortality. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

•	If the discount rate is 100 basis points higher (lower), the defined benefit obligation would decrease by Ps.1,046,401 (increase by Ps.1,148,055).

•	If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by Ps. 1,117,722 (decrease by Ps.1,066,100).

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the statement of financial position.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from prior years.

Each year an Asset-Liability-Matching study is performed in which the consequences of the strategic investment policies are analyzed in terms of risk-and-return profiles. Investment and contribution policies are integrated within this study.

There has been no change in the process used by the Company to manage its risks from prior periods.

The average duration of the benefit obligation at 31 December 2013 is 14 years (2012:13 years).

40.	Nonmonetary transactions

During the years ended December 31, 2013, 2012 and 2011, the Company carried out the following nonmonetary transactions, which are not reflected in its consolidated cash flow statement:

a.	The Company recognized construction revenues which were exchanged for intangible assets for the year ended December 31, 2013, 2012 and 2011 for the amount of Ps.6,654 million, Ps.8,404 million and Ps.4,726, million, respectively. Construction costs are considered as an operating activity.

b.	As of December 31, 2012, the Company reclassified real estate inventories to property, plant and equipment for Ps.780,218.

c.	The Company has a long-term balance of real estate inventories of Ps.135,000 which, corresponds to a contractual obligation.

d.	The Company sold 100% of the shares of COVIQSA and CONIPSA to RCO, as is mentioned in Note 2. Such acquisition was essentially settled through payments of Ps.1,550 million in shares.

e.	In October 2011, ICA obtained a payment in-kind composed by land ownership for the amount of the Ps.152 million (see note 29.c).

f.	As discussed in Note 2, until November 2011, the Company jointly controlled the shares of Geoicasa, S.A. de C.V. (Geoicasa) and Grupo Punta Condesa, S.A. de C.V. (Condesa). In December 2011, it sold 50% of the shares of Geoicasa and received the remaining 50% of the shares of Condesa as payment.

g.	In November 2011, the Company acquired machinery through capital leases for the amount of Ps.141 million and subsequently recorded an asset and liability for the same amount. The contract has a term of 27 months.

41.	Business segment data

Until December 31, 2012, for management purposes, the Company was organized into six major reportable segments which were: Civil Construction, Industrial Construction, Airports, Concessions, Housing Development and Corporate and other. As a result of changes in the Directors of the Company in the second half of 2012 and after a subsequent review of the internal financial information provided to management for decision-making, in addition to the adoption of IFRS 11 “Joint Arrangements”, the management of the Company has concluded that the Industrial Construction segment no longer qualified as an operating segment. Therefore, from the first quarter of 2013 the operations of Industrial Construction were not presented to the Executive Committee and the Board of Directors of the Company as an operating segment.

Also, as result of the classification of the main assets in the Housing segment as available for sale in the year 2012 and the reversal made in 2013, the Company also ceased presenting this operating segment internally, given the decrease in its importance. Therefore, the Company has four reportable segments remaining. These segments are determined on the basis on which the Company internally reports its segment information. Information by reportable segment is presented considering the internal reports on the business units of the Company, which are reviewed regularly by management for decision-making in the operating area in order to allocate resources to segments and assessing their yield.

Civil Construction

The Civil Construction segment focuses on infrastructure projects in Mexico, including the construction of roads, highways, transportation facilities (such as mass transit systems), bridges, dams, hydroelectric plants, prisons, tunnels, canals and airports, as well as on the construction, development and remodeling of large multi-storied urban buildings, including office buildings, multiple-dwelling housing developments and shopping centers. The Civil Construction segment has also pursued opportunities in other parts of Latin America, the Caribbean, Asia and the United States, and in 2011 was pursuing select opportunities outside of Mexico and performing one construction project in Panama and Colombia. The Civil Construction segment performs activities such as demolition, clearing, excavation, de-watering, drainage, embankment fill, structural concrete construction, concrete and asphalt paving, and tunneling. Fort the years ended December 31, 2013, 2012 and 2011, the Civil Construction segment accounted for approximately 74%, 80% and 79%, respectively, of total revenues.

Airports

Through GACN, ICA operates 13 airports in the Central North region of Mexico pursuant to concessions granted by the Mexican government, including the Monterrey airport. For the years ended December 31, 2013, 2012 and 2011, the Airports segment amounted for 12%, 8% and 8% respectively, of total revenues. The airports serve a major metropolitan area (Monterrey), three tourist destinations (Acapulco, Mazatlan and Zihuatanejo), two border cities (Ciudad Juarez and Reynosa) and seven regional centers (Chihuahua, Culiacan, Durango, San Luis Potosi, Tampico, Torreon and Zacatecas). All of the airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government.

Concessions

The concessions segment focuses on the construction, development, maintenance and operation of long-term concessions of toll roads, tunnels and water projects. For the years ended December 31, 2013, 2012 and 2011, this segment accounts for 13%, 6% and 7%, respectively, of total revenues. The construction work the Company performs on the concessions is included in the Civil Construction segment. During 2013, ICA participated in two highways and a tunnel concessioned under construction and three operating concessioned highways; a tunnel in operation (the Acapulco tunnel), two rehabilitation centers, a bypass and parking lots.

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

A summary of certain segment information is as follows (amounts may not add or tie to other accompanying information due to rounding):

	Construction			Corporate
	Civil	Airports	Concessions	and others	Total segments	Eliminations	Consolidated
December 31, 2013:
External revenues	Ps. 21,744,299	Ps. 3,420,166	Ps. 3,965,464	Ps. 871,875	Ps. 30,001,804	Ps.(445,606)	Ps. 29,556,198
Intersegment revenues	7,342,320	2,202,203	2,918,253	4,483,261	16,946,037	445,606	17,391,643
Operating income	890,845	1,144,682	1,576,907	(290,534)	3,321,900	(189,329)	3,132,571
Financing income	(565,961)	(154,369)	(133,324)	(2,775,048)	(3,628,702)	2,714,018	(914,684)
Financing cost	1,393,547	366,627	1,737,738	2,255,032	5,752,944	(1,459,257)	4,293,687
Income tax expense (benefit)	207,868	(139,483)	(1,517,170)	660,845	(787,940)	192,035	(595,905)
Statutory employee profit sharing expense	31,753	7,835	—	—	39,588	—	39,588
Share in operations of associated companies	210,401	—	20,687	119,110	350,198	—	350,198
Segment assets	36,649,140	14,250,035	53,897,437	48,518,089	153,314,701	(51,807,557)	101,507,144
Investments in associated companies and joint ventures	1,272,266	—	2,281,547	28,929,826	32,483,639	(27,771,501)	4,712,138
Segment liabilities (1)	28,271,331	5,030,000	39,600,471	28,950,256	101,852,058	(24,476,696)	77,375,362
Capital expenditures (2)	487,258	488,874	5,860,931	1,276,170	8,113,233	—	8,113,233
Depreciation and amortization	530,204	250,816	218,701	24,217	1,023,938	(1,617)	1,022,321
Net cash provided by (used in) operating activities	1,057,289	394,740	1,736,553	2,023,257	5,211,839	(5,043,372)	168,467
Net cash (used in) provided by investing activities	(207,420)	(1,182,568)	2,372,051	1,461,943	2,444,006	(1,643,330)	800,676
Net cash (used in) provided by financing activities	(1,789,510)	1,089,690	(4,726,774)	(3,406,282)	(8,832,876)	6,680,599	(2,152,277)
December 31, 2012:
External revenues	30,458,434	3,097,785	2,402,313	2,556,175	38,514,707	(392,586)	38,122,121
Intersegment revenues	16,823,789	2,209,162	4,700,406	4,361,262	28,094,619	392,586	28,487,205
Operating income	832,984	1,147,297	98,261	(628,676)	1,449,866	228,710	1,678,576
Financing income	(319,855)	(57,580)	(235,689)	(703,280)	(1,316,404)	1,013,754	(302,650)
Financing cost	563,388	125,535	871,616	838,490	2,399,029	(936,534)	1,462,495
Income tax expense (benefit)	748,996	82,977	(18,727)	(627,173)	186,073	(220,865)	(34,792)
Statutory employee profit sharing expense	12,775	8,493	—	—	21,268	—	21,268
Share in operations of associated companies	338,577	—	(93,878)	164,352	409,051	—	409,051
Segment assets	46,007,964	12,705,184	36,818,816	53,954,020	149,485,984	(51,216,060)	98,269,924
Investments in associated companies and joint ventures	1,241,130	—	6,352,499	27,230,496	34,824,125	(26,409,003)	8,415,122
Segment liabilities (1)	35,472,310	5,327,824	29,336,121	33,301,725	103,437,980	(25,601,957)	77,836,023
Capital expenditures (2)	593,509	198,873	1,492,162	1,916,877	4,201,421	—	4,201,421
Depreciation and amortization	387,488	219,843	155,930	110,500	873,761	55,539	929,300
Net cash provided by (used in) operating activities	8,114,900	572,656	(776,719)	(3,326,628)	4,584,209	1,845,492	6,429,701
Net cash (used in) provided by investing activities	(266,108)	(314,087)	(2,058,552)	(20,974)	(2,659,721)	(440,732)	(3,100,453)
Net cash (used in) provided by financing activities	(6,999,234)	402,407	874,355	3,426,992	(2,295,480)	(3,286,365)	(5,581,845)
December 31, 2011:
External revenues	27,168,997	2,776,283	2,254,428	2,470,013	34,669,721	(410,872)	34,258,849
Intersegment revenues	16,656,040	2,295,690	5,383,009	5,013,705	29,348,444	410,872	29,759,316
Operating income	989,516	916,807	821,687	176,572	2,904,582	(37,148)	2,867,434
Financing income	(231,938)	(20,957)	(220,936)	(251,202)	(725,033)	511,834	(213,199)
Financing cost	804,353	224,789	575,306	2,329,395	3,933,843	(399,181)	3,534,662
Income tax expense (benefit)	620,390	153,881	267,163	(502,008)	539,426	(877,109)	(337,683)
Statutory employee profit sharing expense	8,169	3,490	—	—	11,659	—	11,659
Share in operations of associated companies and joint ventures	251,846	—	(44,052)	78,239	286,033		286,033
Segment assets	45,601,918	11,172,117	29,822,047	42,227,476	128,823,558	(38,275,192)	90,548,366
Investments in associated companies	888,802	—	6,116,269	26,921,860	33,926,931	(26,284,273)	7,642,658
Segment liabilities (1)	38,023,367	4,242,675	19,982,250	20,465,742	82,714,034	(12,923,578)	69,790,456
Capital expenditures (2)	833,737	387,673	1,217,073	2,791,719	5,230,202	—	5,230,202
Depreciation and amortization	649,639	160,306	275,959	19,599	1,105,503	24,945	1,130,448
Net cash provided by (used in) operating activities	(2,689,919)	595,722	(3,035,820)	(1,556,580)	(6,686,597)	(3,352,666)	(10,039,263)
Net cash provided by (used in) investing activities	141,182	(814,323)	(4,706,230)	(3,716,104)	(9,095,475)	10,408,324	1,312,849
Net cash provided by (used in) financing activities	3,033,156	251,821	13,011,190	5,387,992	21,684,159	(7,070,776)	14,613,383

(1)	Segment liabilities include only the operating liabilities attributable to each segment.
(2)	Capital expenditures include purchases of property, plant and equipment, investments in concessions and other assets.

The Company’s principal consolidated net revenues are from construction contracts with various Mexican public and private sector entities, as well as foreign public and private sector entities, summarized as follows:

	Year ended December 31,
National:	2013	2012	2011
a. Public sector
Petroleos Mexicanos	Ps. 795,315	Ps. 9,538	Ps. —
Comision Federal de Electricidad	1,080,117	1,929,069	3,272,771
Secretaria de Comunicaciones y Transportes	4,871,859	2,547,837	3,040,405
Instituto Mexicano del Seguro Social	—	—	2,390
Secretaria de Seguridad Publica del Gobierno Federal	45,747	7,093,144	2,325,869
Instituto Nacional de Rehabilitacion	—	—
Comision Nacional del Agua	1,412,586	2,613,775	2,029,373
Gobiernos Estatales	—		174,354
Gobierno del Distrito Federal	340,261	4,331,858	6,293,660
Instituto de Seguridad Social al Servicio de Trabajadores del Estado	—	—	446,158
Sistema de Autopistas y Aeropuertos y Servicios Conexos y Auxiliares del Estado de Mexico	135,892	2,196,237	3,794,019
Comision Estatal de Agua del Gobierno de Jalisco	256,120	—	285,936
Secretaria de Seguridad Publica de Nayarit	777,619	—	1,212,725
Centro Nacional de Evaluacion para la Educacion Superior, A.C.	—	144,106	64,248
Comision Estatal del Agua del Gobierno de San Luis Potosi	—	—	39,641
Secretaria de Planeacion Urbana, Infraestructura y Ecologica del Edo de BCS	—	850,049	—
Comision estatal de agua del gobierno de Queretaro	—	—	43,579
Secretaria de Infraestructura del Estado de Puebla	43,562	832,904	—
Comision Estatal del Agua de Jalisco		609,479	—
Instituto Nacional de Cardiologia	512,313	434,484	—
Hospital General DR. Manuel Gea Gonzalez	105,279	360,717	—
Gobierno del Estado de Campeche	156,461	209,705	—
Gobierno del Estado de Oaxaca	113,070	—	—
Secretaria de Medio Ambiente y Recursos Naturales	84,657	55,892	—
Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	—	33,614	—
APM Terminal Lazaro Cardenas, S.A. de C.V.	263,602	22,855	—
Rio La Compañia	—	—	3,977

	Year ended December 31,
	2013	2012	2011
b. Private sector
Fideicomiso de Autotransportes del Golfo	—	—	351,070
Minera y Metalurgica del Boleo, S.A. de C.V.	—	—	272,706
Marathon Oil Company	—	—	1,373
Altos Hornos de Mexico, S.A.	—	—	663,789
Aeropuerto Internacional de la Ciudad de Mexico	—	5,536	18,889
RCO	—		195,437
Minera San Javier	379,665	372,148	327,026
Partes Relacionadas (ICA Fluor Daniel)		—	75,608
Fideicomiso Autopistas y Puentes del Golfo	357,978	247,789	—
Administradora Mexiquense de Aeropuerto de Toluca	—	33,598	—
Autofinanciamiento Mexico, S.A. de C.V.	102,655	—	—
Concesionaria de la autopista de Guadalajara—Tepic	327,734	30,079	—

Foreign:
Public and private sector
Colombia	1,016,375	612,378	193,726
Peru	4,291,090	2,023,620	891,759
Panama	2,954,279	884,050	639,747
Costa Rica	140,196	302,030	—

The Company´s four segments operate in four principal geographical areas in the world: Mexico, its home country, Spain, United States and Latin America. The Company’s operations by geographic area were as follows (amounts may not add or tie to another balances due to rounding):

		Foreign
			United			Intersegment
	Mexico	Europe	States	Latin America	Sub-total	Eliminations	Total
2013:
Revenues:
Construction	Ps. 14,104,333	Ps.—	Ps. —	Ps. 7,639,966	Ps. 21,744,299	Ps. —	Ps. 21,744,299
Concessions	3,699,935	—	—	265,529	3,965,464	—	3,965,464
Sales of goods and other	3,846,435	—	—		3,846,435	—	3,846,435
Total revenues	21,650,703	—	—	7,905,495	29,556,198	—	29,556,198
Capital expenditures	7,811,635	—	—	301,598	8,113,233	—	8,113,233
Fixed assets	4,636,349	—	—	719,277	5,355,626	—	5,355,626
Total assets	95,105,047	69,396	1,773,076	7,227,206	104,174,725	(2,667,581)	101,507,144

2012:
Revenues:
Construction	26,638,733	—	—	3,819,701	30,458,434	—	30,458,434
Concessions	2,246,599	—	—	155,714	2,402,313	—	2,402,313
Sales of goods and other	5,261,374	—	—	—	5,261,374	—	5,261,374
Total revenues	34,146,706	—	—	3,975,415	38,122,121	—	38,122,121
Capital expenditures	4,037,321	—		164,100	4,201,421	—	4,201,421
Fixed assets	4,553,874	—	—	746,456	5,300,329	5,633	5,305,962
Total assets	92,972,139	67,344	1,728,245	5,531,294	100,299,022	(2,029,098)	98,269,924

		Foreign
			United			Intersegment
	Mexico	Europe	States	Latin America	Sub-total	Eliminations	Total
2011:
Revenues:
Construction	26,398,264	—	—	770,733	27,168,997	—	27,168,997
Concessions	2,216,330	—	—	38,098	2,254,428	—	2,254,428
Sales of goods and other	4,835,424	—	—		4,835,424	—	4,835,424
Total revenues	33,450,018	—	—	808,831	34,258,849	—	34,258,849
Capital expenditures	4,985,256	—	—	244,946	5,230,202	—	5,230,202
Fixed assets	3,641,438	—	—	204,866	3,846,304	6,003	3,852,307
Total assets	88,602,665	63,195	2,940,708	1,727,178	93,333,746	(2,785,380)	90,548,366

42.	Subsequent events

As discussed in Note 29, at the close of the year 2013, a number of different tax lawsuits were under way, and at the date of issuance of the consolidated financial statements, the following lawsuits had been resolved in favor of the Company:

a.	On April 4, 2014 Aeroinvest pledged 26 million shares of GACN to Inbursa as a guarantee for a loan to CONOISA in the amount of Ps.700 million due to mature on July 4, 2014.

b.	On March 28 2014, ICASA paid the equivalent of U.S.$5.8 million in Colombian Pesos to the Instituto de Desarrollo Urbano del Distrito Capital de Bogota (“IDU”) for breach of the construction contract of the “Malla Vial” project in Bogota (see note 29.c).

c.	In August 2012, MTY filed an action for annulment with the Federal Tax Court against the lawsuit brought by the Apodaca office of the IMSS for alleged nonpayment of Social Security fees in the amount of Ps.28,300. The lawsuit was won by MTY through a verdict issued on January 2, 2014, which declared the challenged ruling null and void, and the authorities have yet to issue a new ruling that complies with the court verdict, or, as the case may be, to challenge the verdict.

d.	The action for annulment filed by REX against the ruling of the motion for reconsideration, which confirms the assessment of an unpaid income tax liability for PS.1,217 and profit sharing of Ps.195, was resolved through a verdict issued on January 20, 2014, which declared the partial nullity of the ruling challenged; i.e., the result is favorable for the Company, which will challenge the verdict to obtain a final favorable judgment.

e.	The legal challenge filed by the Ciudad Juarez Airport against the demand for payment of real estate tax for fiscal year 2013 in the amount of Ps.1,861, was resolved in December in favor of the Company, and the challenged request was declared null and void. Such ruling was notified in January 2014.

43.	Authorization for issuance of financial statements

The publication of the consolidated financial statements prepared in accordance with IFRS was authorized on April 29, 2014, by Alonso Quintana Kawage, General Director of Empresas ICA, S.A.B. de C.V., and Victor Bravo Martin, Administration and Finance Vicepresident of the Company, and subject to the approval of the Shareholders of the Company who may be modified in accordance with the provisions of the General Law of Commercial Companies.

44.	List of subsidiaries

			Ownership Percentage
Controlled entity	Country	Activity	2013	2012
SUB-HOLDING
Aeroinvest, S. A. de C.V.	Mexico	Holding of shares	100.00%	100.00%
Controladora de Empresas de Vivienda, S. A. de C. V. (“CONEVISA”)	Mexico	Holding of shares	100.00%	100.00%
Controladora de Operaciones de Infraestructura, S. A. de C. V. (“CONOISA”)	Mexico	Holding of shares	100.00%	100.00%
Constructoras ICA, S. A. de C. V. (“CICASA”)	Mexico	Holding of shares	100.00%	100.00%
Icatech Corporation	United States	Holding of shares	100.00%	100.00%
AIRPORTS
Aeropuerto Acapulco	Mexico	Airport services	41.38%	58.63%
Aeropuerto Chihuahua	Mexico	Airport services	41.38%	58.63%
Aeropuerto Culiacán	Mexico	Airport services	41.38%	58.63%
Aeropuerto Ciudad Juárez	Mexico	Airport services	41.38%	58.63%
Aeropuerto Durango	Mexico	Airport services	41.38%	58.63%
Aeropuerto Mazatlán	Mexico	Airport services	41.38%	58.63%
Aeropuerto Monterrey	Mexico	Airport services	41.38%	58.63%
Aeropuerto Reynosa	Mexico	Airport services	41.38%	58.63%
Aeropuerto San Luis Potosí	Mexico	Airport services	41.38%	58.63%
Aeropuerto Tampico	Mexico	Airport services	41.38%	58.63%
Aeropuerto Torreón	Mexico	Airport services	41.38%	58.63%
Aeropuerto Zacatecas	Mexico	Airport services	41.38%	58.63%
Aeropuerto Zihuatanejo	Mexico	Airport services	41.38%	58.63%
Consorcio Grupo Hotelero T2, S. A. de C. V.	Mexico	Holding of shares	33.53%	49.04%
Grupo Aeroportuario Centro Norte, S. A. de C. V.	Mexico	Holding of shares	41.38%	58.63%
Holding Consorcio Grupo Hotelero T2, S. A. de C. V.	Mexico	Holding of shares	41.38%	58.63%
Oma Logística, S. A. de C.V.	Mexico	Airports	41.38%	58.63%
Oma Vynmsa Aero Industrial Park, S. A. de C. V.	Mexico	Airport operations	19.00%	27.79%
Operadora de Aeropuertos del Centro Norte, S. A. de C. V.	Mexico	Administrative services	41.38%	58.63%
Servicios Aeroportuarios Centro Norte, S. A. de C. V.	Mexico	Administrative services	41.38%	58.63%
Servicio Aero Especializado del Centro Norte, S. A. de C. V.	Mexico	Airport operations	41.38%	58.63%
Servicios Corporativos Terminal T2, S. A. de C. V.	Mexico	Airport operations	33.53%	49.04%
Servicios Complementarios del Centro Norte, S. A. de C. V.	Mexico	Airport operations	41.38%	58.63%
Consorcio Hotelero Aeropuerto Monterrey, S. A. P. I. de C. V.	Mexico	Airport operations	31.62%	—
Servicios de Tecnología Aeroportuaria, S. A. de C. V.	Mexico	Airport operations	74.50%	74.50%
PORTS AND WATER CONSTRUCTION
Consorcio CICE	Colombia	Construction	80.00%	80.00%
Construcciones y Trituraciones, S. A. de C. V.	Mexico	Construction	100.00%	100.00%
INDUSTRIAL CONSTRUCTION
ICA El Salvador, S. A.	El Salvador	Construction	100.00%	100.00%
URBAN CONSTRUCTION
Casaflex, S. A. P. I. de C. V.	Mexico	Construction	50.10%	50.10%
ICA Ingeniería, S. A. de C. V.	Mexico	Engineering services	100.00%	100.00%
Icapital, S. A. de C. V.	Mexico	Corporate services	100.00%	100.00%
Prefabricados y Transportes, S. A. de C. V.	Mexico	Construction	100.00%	100.00%

			Ownership Percentage
Controlled entity	Country	Activity	2013	2012
SUB-HOLDING
Aeroinvest, S.A. de C.V.	Mexico	Holding of shares	100.00%	100.00%
Controladora de Empresas de Vivienda, S. A. de C. V. (“CONEVISA”)	Mexico	Holding of shares	100.00%	100.00%
Controladora de Operaciones de Infraestructura, S. A. de C. V. (“CONOISA”)	Mexico	Holding of shares	100.00%	100.00%
Constructoras ICA, S. A. de C. V. (“CICASA”)	Mexico	Holding of shares	100.00%	100.00%
Icatech Corporation	United States	Holding of shares	100.00%	100.00%
AIRPORTS
Aeropuerto Acapulco	Mexico	Airport services	41.38%	58.63%
Aeropuerto Chihuahua	Mexico	Airport services	41.38%	58.63%
Aeropuerto Culiacan	Mexico	Airport services	41.38%	58.63%
Aeropuerto Ciudad Juarez	Mexico	Airport services	41.38%	58.63%
Aeropuerto Durango	Mexico	Airport services	41.38%	58.63%
Aeropuerto Mazatlan	Mexico	Airport services	41.38%	58.63%
Aeropuerto Monterrey	Mexico	Airport services	41.38%	58.63%
Aeropuerto Reynosa	Mexico	Airport services	41.38%	58.63%
Aeropuerto San Luis Potosi	Mexico	Airport services	41.38%	58.63%
Aeropuerto Tampico	Mexico	Airport services	41.38%	58.63%
Aeropuerto Torreon	Mexico	Airport services	41.38%	58.63%
Aeropuerto Zacatecas	Mexico	Airport services	41.38%	58.63%
Aeropuerto Zihuatanejo	Mexico	Airport services	41.38%	58.63%
Consorcio Grupo Hotelero T2, S. A. de C. V.	Mexico	Holding of shares	33.53%	49.04%
Grupo Aeroportuario Centro Norte, S. A. de C. V.	Mexico	Holding of shares	41.38%	58.63%
Holding Consorcio Grupo Hotelero T2, S. A. de C. V.	Mexico	Holding of shares	41.38%	58.63%
Oma Logistica, S.A. de C.V.	Mexico	Airports	41.38%	58.63%
Oma Vynmsa Aero Industrial Park, S. A. de C. V.	Mexico	Airport operations	19.00%	27.79%
Operadora de Aeropuertos del Centro Norte, S. A. de C. V.	Mexico	Administrative services	41.38%	58.63%
Servicios Aeroportuarios Centro Norte, S. A. de C. V.	Mexico	Administrative services	41.38%	58.63%
Servicio Aero Especializado del Centro Norte, S. A. de C. V.	Mexico	Airport operations	41.38%	58.63%
Servicios Corporativos Terminal T2, S.A. de C. V.	Mexico	Airport operations	33.53%	49.04%
Servicios Complementarios del Centro Norte, S. A. de C. V.	Mexico	Airport operations	41.38%	58.63%
Consorcio Hotelero Aeropuerto Monterrey, S. A. P. I. de C. V.	Mexico	Airport operations	31.62%	—
Servicios de Tecnologia Aeroportuaria, S. A. de C. V.	Mexico	Airport operations	74.50%	74.50%
PORTS AND WATER CONSTRUCTION
Consorcio CICE	Colombia	Construction	80.00%	80.00%
Construcciones y Trituraciones, S. A. de C. V.	Mexico	Construction	100.00%	100.00%
INDUSTRIAL CONSTRUCTION
ICA El Salvador, S. A.	El Salvador	Construction	100.00%	100.00%
URBAN CONSTRUCTION
Casaflex, S. A. P. I. de C. V.	Mexico	Construction	50.10%	50.10%
ICA Ingenieria, S. A. de C. V.	Mexico	Engineering services	100.00%	100.00%
Icapital, S. A. de C. V.	Mexico	Corporate services	100.00%	100.00%
Prefabricados y Transportes, S. A. de C. V.	Mexico	Construction	100.00%	100.00%

			Ownership Percentage
Controlled entity	Country	Activity	2013	2012
HEAVY CONSTRUCTION
Autopista Naucalpan Ecatepec S. A. de C. V. (formerly Viabilis Infraestructura, S. A. P. I de C. V.)	Mexico	Infraestructure operation	100.00%	100.00%
Autovia Urbana TT S. A. P. I de C. V. (1)	Mexico	Infraestructure operation	—	100.00%
Compañia Hidroelectrica La Yesca, S. A. de C. V.	Mexico	Construction	99.00%	99.00%
Consorcio ICA-MECO Panama	Panama	Construction	70.00%	70.00%
Consorcio San Carlos 020	Colombia	Construction	65.00%	70.00%
Constructora de Proyectos Hidroelectricos, S. A. de C. V.	Mexico	Construction	99.00%	99.00%
Constructora El Cajon, S. A. de C. V.	Mexico	Construction	100.00%	100.00%
Constructora Hidroelectrica La Yesca, S. A. de C. V.	Mexico	Construction	51.00%	51.00%
Constructora Internacional de Infraestructura, S. A. de C. V.	Mexico	Construction	100.00%	100.00%
Constructora ICA-Tecsa, S. A.	United States	Construction	99.38%	99.38%
Constructoras ICA Chile, S. A.	Chile	Construction	99.85%	99.85%
Constructoras ICA de Guatemala, S. A.	Guatemala	Construction	100.00%	100.00%
Desarrolladora de Proyectos Hidroelectricos, S. A. de C. V.	Mexico	Construction	100.00%	100.00%
Desarrolladora Mexicana de Huites, S. A. de C. V.	Mexico	Construction	60.00%	60.00%
ICA Construccion Civil de Venezuela, S. A.	Venezuela	Construction	100.00%	100.00%
ICA Construccion Civil, S. A. de C. V.	Mexico	Construction	100.00%	100.00%
ICA Construction Corporation (M) Sdn Bhd	United States	Construction	100.00%	100.00%
ICA Internacional Peru, S. A.	Peru	Holding of shares	100.00%	100.00%
ICA de Puerto Rico INC.	Puerto Rico	Holding of shares	100.00%	100.00%
ICA- Miramar Corporation	Puerto Rico	Construction	100.00%	100.00%
ICA- Miramar Metro San Juan Corp.	Puerto Rico	Construction	100.00%	100.00%
ICA Promotora de Construccion Urbana, S. A. de C. V.	Mexico	Construction	100.00%	100.00%
ICAPEV, C. A.	Venezuela	Construction	100.00%	100.00%
ICA Venezuela, C. A.	Venezuela	Construction	100.00%	100.00%
Icaprin Servicios, S. A. de C. V.	Mexico	Corporate services	100.00%	100.00%
Ingenieros Civiles Asociados, S. A. de C. V. (“ICASA”)	Mexico	Construction	100.00%	100.00%
Ingenieros Civiles Asociados Mexico, S. A.	Colombia	Construction	100.00%	100.00%
Ingenieros Civiles Asociados Panama, S. A.	Panama	Construction	100.00%	100.00%
Recursos Tecnicos y de Administracion La Yesca, S. A. de C. V.	Mexico	Corporate services	100.00%	100.00%
San Martin Contratistas Generales, S. A.	Peru	Mining and construction services	51.00%	51.00%
CORPORATE
Autopistas Concesionadas de Venezuela, S. A.	Venezuela	Infraestructure operation	100.00%	100.00%
Compañia Integradora Mercantil Agricola, S. A. de C. V.	Mexico	Commodity trading, especially grains	100.00%	100.00%
Construexport, S. A. de C. V.	Mexico	Corporate services	99.73%	99.73%
Ica Reinsurance, A. G.	Switzerland	Insurance	100.00%	100.00%
Maxipistas de Venezuela, C. A.	Venezuela	Infraestructure operation	75.00%	75.00%
BUSINESS DEVELOPMENT
ICA Construction Corporation	Estados Unidos	Holding of shares	100.00%	100.00%
Icador, S. A.	Ecuador	Construction	100.00%	100.00%
ICA Costa Rica, S. A.	Costa Rica	Construction	100.00%	100.00%
Icatech Services Corporation	Estados Unidos	Holding of shares	100.00%	100.00%
ICA REAL ESTATE
Promotora e Inversora Adisa, S. A. de C. V.	Mexico	Real state construction	100.00%	100.00%

			Ownership Percentage
Controlled entity	Country	Activity	2013	2012
ICA SERVICES
Asesoria Tecnica y Gestion Administrativa, S. A. de C. V.	Mexico	Corporate services	100.00%	100.00%
Grupo ICA, S. A. de C. V.	Mexico	Corporate services	100.00%	100.00%
ICA Desarrolladora de Recursos Gerenciales y Directivos, S. A. de C. V.	Mexico	Services	100.00%	100.00%
ICA Propiedades Inmuebles, S. A. de C. V.	Mexico	Corporate services	100.00%	100.00%
ICA Risk Management Solutions Agente de Seguros y Fianzas, S. A. de C. V.	Mexico	Corporate services	100.00%	100.00%
ICA Servicios de Direccion Corporativa, S. A. de C. V.	Mexico	Corporate services	100.00%	100.00%
ICA Planeacion y financiamiento, S. A. de C. V. Sofom. E. N. R. (4)	Mexico	Corporate services	100.00%	-
INFRAESTRUCTURE
Autopista del Occidente S. A. de C. V.	Mexico	Infraestructure operation	100.00%	100.00%
Autovia Paradores y Servicios, S. A. de C. V.	Mexico	Infraestructure operation	100.00%	100.00%
Autovia Queretaro, S. A. de C. V.	Mexico	Infraestructure operation	100.00%	100.00%
Caminos y Carreteras del Mayab, S. A. P. I. de C. V.	Mexico	Infraestructure operation	100.00%	100.00%
Desarrollo, Infraestructura y Operacion, S. A. P. I. de C. V.	Mexico	Infraestructure operation	100.00%	100.00%
Concesionaria de Ejes Terrestres de Coahuila, S. A. de C. V.	Mexico	Infraestructure operation	76.36%	76.36%
Consorcio del Mayab, S. A. de C. V.	Mexico	Construction, operation and maintenance of roads	100.00%	100.00%
Compañia Insular Americana, S. A. (2)	Panama	Real estate	-	100.00%
Convias de Morelos, S. A. de C. V.	Mexico	Infraestructure operation	100.00%	100.00%
Desarrolladora de Infraestructura Puerto Escondido S.A. de C.V. (formerly Concesionaria OMEGA S. A. de C. V.)	Mexico	Infraestructure operation	100.00%	100.00%
Desarrolladora de Proyectos de Infraestructura, S. A. de C. V.	Mexico	Infraestructure operation	100.00%	100.00%
Fideicomiso 21935 Autopista Kantunil Cancun (3)	Mexico	Infraestructure operation	-	100.00%
ICA Infraestructura, S. A. de C. V.	Mexico	Infraestructure operation	100.00%	95.00%
ICA San Luis, S. A. de C. V.	Mexico	Infraestructure operation	100.00%	100.00%
Libramiento ICA La Piedad, S. A. de C. V.	Mexico	Infraestructure operation	100.00%	100.00%
Maxipista de Panama, S. A.	Panama	Infraestructure operation	100.00%	100.00%
Operadora Autopista Rio de los Remedios, S. A. P. I. de C. V.	Mexico	Infraestructure operation	100.00%	100.00%
Operadora de la Autopista del Occidente, S. A. de C. V.	Mexico	Infraestructure operation	98.78%	98.78%
Papagos Servicios Para la Sociedad, S. A. de C. V.	Mexico	Infraestructure operation	100.00%	100.00%
PASARRE Servicios, S. A. de C.V.	Mexico	Infraestructure operation	100.00%	100.00%
Sarre Infraestructura y Servicios, S. A. de C. V.	Mexico	Infraestructure operation	100.00%	100.00%
Sissa Coahuila, S. A. de C. V. (2)	Mexico	Infraestructure operation	-	100.00%
Tuneles Concesionados de Acapulco, S. A. de C. V.	Mexico	Infraestructure operation	100.00%	100.00%
Tunel diamante, S. A. de C. V. (4)	Mexico	Infraestructure operation	100.00%	-
HOUSING
Arrendadora de Vivienda, S. A. de C. V.	Mexico	Housing	100.00%	100.00%
Centro Sur, S. A. de C. V.	Mexico	Construction of real estate	75.00%	75.00%
Grupo Punta Condesa, S. A. de C. V.	Mexico	Housing	100.00%	100.00%
Inmobiliaria Baja S. A. de C. V.	Mexico	Construction of real estate	100.00%	100.00%
Operadora de Marina PITCH S. A. de C. V.	Mexico	Real estate and tourism development	98.00%	98.00%
Promocion Inmobiliaria Turistica Champoton, S. A. P. I. de C. V.	Mexico	Real estate and tourism development	100.00%	100.00%
Promocion Turistica Aak-Bal, S. A. P. I. de C. V.	Mexico	Real estate and tourism development	100.00%	100.00%
Viveflex, S. A. de C. V.	Mexico	Housing	50.00%	50.00%
Viveica, S. A. de C. V.	Mexico	Housing	100.00%	100.00%
Viveica Construccion y Desarrollo, S. A. de C. V.	Mexico	Housing	100.00%	100.00%

			Ownership Percentage
Joint Operations	Country	Activity	2013	2012
Construction
Constructora de Infraestructura de Agua de Queretaro, S. A. de C. V.	Mexico	Operation of infraestructure	51.00%	51.00%
Constructora Nuevo Necaxa—Tihuatlan, S. A. de C. V.	Mexico	Operation of infraestructure	60.00%	60.00%
Consorcio PAC 4	Panama	Construction	43.00%	43.00%
Constructora Mexicana de Infraestructura Subterranea, S. A. de C. V.	Mexico	Operation of infraestructure	50.00%	50.00%
Via Rapida del Sur, S. A. de C. V.	Mexico	Operation of infraestructure	65.00%	65.00%
Constructora MT de Oaxaca, S. A. de C. V.	Mexico	Construction	60.00%	60.00%
Joint Ventures
Construction
Administracion y Servicios Atotonilco, S. A. de C. V.	Mexico	Operation of infraestructure	42.50%	42.50%
Constructora de Infraestructura de Aguas de Potosi, S. A. de C. V.	Mexico	Operation of infraestructure	51.00%	51.00%
FRAMEX	Spain	Holding of shares	50.00%	50.00%
Grupo Rodio Kronsa	Spain	Construction	50.00%	50.00%
Infraestructura y Saneamiento de Atotonilco, S. A. de C. V.	Mexico	Operation of infraestructure	42.50%	42.50%
Industrial Construction		Construction and industry
Caribbean Thermal Electric, LLC	Dominican Republic	Construction and industry	51.00%	51.00%
Desarrolladora de Etileno S. de R. L. de C. V.	Mexico	Construction and industry	10.20%	10.20%
Dominican Republic Combined Cycle, LLC	Dominican Republic	Construction and industry	51.00%	51.00%
Etileno Contractors S. de R. L. de C. V.	Mexico	Construction and industry	51.00%	51.00%
Ethylene XXI Contractors, S. A. P. I. de C. V.	Mexico	Construction and industry	10.20%	10.20%
Etileno XXI Services, B. V.	Holanda	Construction and industry	10.20%	10.20%
Industria del Hierro, S. A. de C. V.	Mexico	Construction and industry	51.00%	51.00%
ICA Fluor Daniel, S. de R. L. de C. V.	Mexico	Corporate services	51.00%	51.00%
ICA Fluor Operaciones, S. A. de C. V.	Mexico	Construction and industry	51.00%	51.00%
ICA Fluor Petroquimica, S. A. de C. V.	Mexico	Corporate services	51.00%	51.00%
ICA Fluor Servicios Operativos, S. A. de C. V.	Mexico	Corporate services	51.00%	51.00%
ICA Fluor Servicios Gerenciales, S. A. de C. V.	Mexico	Corporate services	51.00%	51.00%
IFD Servicios de Ingenieria, S. A. de C. V.	Mexico	Corporate services	51.00%	51.00%
Housing
Los Portales, S.A.	Peru	Construction of real state	50.00%	50.00%
Infraestructure
Autovia Mitla- Tehuantepec, S. A. de C. V.	Mexico	Operation of infraestructure	60.00%	60.00%
Operadora Carretera de Mitla, S. A. de C. V.	Mexico	Infraestructure operation	60.00%	60.00%
Renova Atlatec, S. A. de C. V.	Mexico	Infraestructure operation	50.00%	50.00%
Aquos El Realito, S. A. de C. V.	Mexico	Infraestructure operation	51.00%	51.00%
Prestadora de Servicios Acueducto el Realito, S. A. de C. V.	Mexico	Operation of infraestructure	51.00%	51.00%
Autovia Necaxa—Tihuatlan, S. A. de C. V.	Mexico	Services	50.00%	50.00%
Suministro de Agua de Queretaro, S. A. de C. V.	Mexico	Operation of infraestructure	37.00%	42.39%
Services
Actica Sistemas, S. de R. L. de C. V.	Mexico	Systems development	50.00%	50.00%
C7AI Servicios Industriales Especializados, S. A. de C. V.	Mexico	Services	50.00%	50.00%

(1)	Merged in 2013
(2)	Sold in 2013.
(3)	Merged with Consorcio del Mayab.
(4)	Incorporated in 2013.

ICA Fluor Daniel,

S. de R. L. de C. V. and Subsidiaries

Consolidated Financial Statements at December 31, 2013, 2012 and January 1, 2012 and for the Years Ended December 31, 2013, 2012 and 2011, and Independent Auditors’ Report dated April 29, 2014

ICA Fluor Daniel, S. de R. L. de C. V. and Subsidiaries

Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012 and 2011

Independent Auditors’ Report to the Board of Directors and Partners of ICA Fluor Daniel, S. de R. L. de C. V.

We have audited the accompanying consolidated financial statements of ICA Fluor Daniel, S. de R. L. de C. V. and Subsidiaries (the “Entity”), which comprise the consolidated statements of financial position as of December 31, 2013 and 2012, and the related consolidated statements of income and other comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2013, 2012 and 2011.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Responsibility of the Independent Auditors

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICA Fluor Daniel, S. de R. L. de C. V. and Subsidiaries as of December 31, 2013 and 2012, and the results of their operations their financial performance and their cash flows for the years ended December 31, 2013, 2012 and 2011 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of matter

We direct your attention to the information included in Note 4 of the accompanying consolidated financial statements, where the impacts of the adoption of International Financial Reporting Standard No. 11, Joint Arrangements (IFRS 11) and International Accounting Standard No. 19, Employee Benefits (IAS 19) are disclosed. Our opinion is not modified with respect to this matter.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

C.P.C. Alejandro Anaya Quiroz

Mexico City, México

April 29, 2014

ICA Fluor Daniel, S. de R. L. de C. V. and Subsidiaries

Consolidated Statements of Financial Position

(Thousands of Mexican Pesos)

	Millions of U.S. dollars (Convenience		December 31,		January 1,
			2013	2012	2012
	Translation Note 3.d) December 31, 2013:			(As adjusted; see Note 4.a)	(As adjusted; see Note 4.a)
Assets
Cash and cash equivalents (Note 6)	U.S.$	126	$1,641,014	$2,467,847	$2,549,327
Customers - net (Note 7)		343	4,474,852	4,212,616	2,800,670
Due from related parties (Note 29)		15	194,914	31,929	83,473
Other receivables (Note 9)		10	123,534	373,750	164,775
Inventories (Note 10)		1	5,975	3,789	32,935
Other current assets (Note 11)		10	128,779	189,689	406,880
Derivative financial instruments (Note 20)		1	5,593	21,965	—

Current assets		506	6,574,661	7,301,585	6,038,060
Property, machinery and equipment (Note 12)		46	594,081	605,861	390,485
Other assets, net (Note 13)		3	30,561	23,787	31,367
Investment in joint ventures (Note 15)		12	147,038	15,251	—
Deferred income taxes (Note 21)		10	121,970	105,834	341,280

Total assets		577	$7,468,311	$8,052,318	$6,801,192

Liabilities
Notes payable (Note 16)		50	$640,990	$467,352	$—
Trade accounts payable		99	1,286,275	1,934,863	2,334,742
Income tax payable (Note 21)		3	35,584	4,099	22,668
Other payable accounts and accrued expenses (Note 17)		131	1,699,915	1,737,144	1,206,660
Derivative financial instruments (Note 20)		—	—	—	54,814
Provisions (Note 18)		44	565,841	699,390	490,885
Due to related parties (Note 29)		18	229,854	286,816	67,296
Statutory employee profit sharing		4	41,310	46,553	85,065
Advances from customers		78	1,017,132	1,018,001	1,278,840

Current liabilities		427	5,516,901	6,194,218	5,540,970
Long-term leasing agreements (Note 19)		2	31,473	34,269	20,376
Employee benefits (Note 30)		18	235,370	246,471	215,584
Provisions (Note 18)		9	115,777	69,510	61,522

Total liabilities		456	5,899,521	6,544,468	5,838,452

Commitments and contingencies (Notes 19 and 22)
Stockholders’ equity (Note 24):
Contributed capital:
Common stock		72	939,824	339,824	340,824
Earned capital:
Retained earnings		52	675,143	1,191,188	676,720
Valuation of derivative financial instruments (Note 25)		—	647	15,375	(54,814)
Actuarial losses		(4)	(46,579)	(38,516)	—
Translation effects of foreign subsidiaries		—	(260)	(30)	—

Controlling interest		120	1,568,775	1,507,841	962,730
Non-controlling interest (Note 26)		1	15	9	10

Total stockholders’ equity		121	1,568,790	1,507,850	962,740

Total liabilities and stockholders’ equity	U.S.$	577	$7,468,311	$8,052,318	$6,801,192

The accompanying notes are an integral part of these consolidated financial statements

ICA Fluor Daniel, S. de R. L. de C. V. and Subsidiaries

Consolidated Statements of Income and Other Comprehensive Income

(Thousands of Mexican pesos)

	Millions of U.S. dollars (Convenience		Year ended December 31,
			2013	2012	2011
	Translation Note 3.d) December 31, 2013:			(As adjusted; see Note 4.a)	(As adjusted; see Note 4.a)
Construction revenues (Note 8)	U.S.$	774	$10,114,624	$12,706,792	$10,396,736
Construction costs		687	8,976,420	11,369,557	8,980,798

Gross profit		87	1,138,204	1,337,235	1,415,938
Selling, general and administrative expenses		57	748,794	779,833	699,967
Other income, net (Note 28)		—	(1,469)	(100)	(551)

Operating income		30	390,879	557,502	716,522
Financing cost (income):

Interest expense		—	4,248	6,867	3,342
Interest income		(2)	(27,642)	(44,624)	(31,367)
Exchange (gain) loss, net		—	(6,251)	(122,683)	192,537
Effects of valuation of derivative financial instruments		4	57,650	20,992	—

		2	28,005	(139,448)	164,512

Participation in result of joint venture		(10)	(132,017)	(14,417)	—

Income before income taxes		38	494,891	711,367	552,010
Income taxes (Note 21)		5	60,929	196,898	166,404

Consolidated net income for the year		33	433,962	514,469	385,606
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Actuarial losses on labor obligations	U.S.$	—	$(5,539)	$(48,688)	$(1,918)
Income tax relating to items that will not be subsequently reclassified to profit or loss		—	(2,525)	10,169	60
Items that may be reclassified subsequently to profit or loss:

Translation effects of foreign subsidiaries		—	(329)	(42)	—
Valuation effects derivative financial instruments		(2)	(21,040)	76,779	(92,247)
Income tax relating to items that may be reclassified subsequently to profit or loss		—	6,411	(6,578)	—

Total other comprehensive income		(2)	(23,022)	31,640	(94,105)
Total comprehensive income for the year	U.S.$	31	$410,940	$546,109	$291,501

Consolidated net income attributable to:
Controlling interest	U.S.$	33	$433,955	$514,468	$385,603
Non-controlling interest		—	7	1	3

	U.S.$	33	$433,962	$514,469	$385,606

Total comprehensive income attributable to:
Controlling interest	U.S.$	31	$410,934	$546,110	$291,498
Non-controlling interest		—	6	(1)	3

	U.S.$	31	$410,940	$546,109	$291,501

The accompanying notes are an integral part of these consolidated financial statements.

ICA Fluor Daniel, S. de R. L. de C. V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

(Thousands of Mexican pesos except for share data) (Note 24)

		Contributed capital	Earned Capital	Other items of comprehensive income
	Number of shares	Common stock	Retained earnings	Valuation of derivative financial instruments	Translation effect of foreign subsidiaries	Actuarial loss	Total controlling interest	Total non-controlling interest	Total stockholders’ equity
Balance as of January 1, 2011 (As previously reported)	$2	$289,824	$1,023,830	$37,433	$—	$—	$1,351,087	$7	$1,351,094
Dividend declared ( Note 24i)	—	—	(730,855)	—	—	—	(730,855)	—	(730,855)
Issuance common stock increase (Note 24h)	—	100,000	—	—	—	—	100,000	—	100,000
Common stock not paid-in (Note 24h)	—	(49,000)	—	—	—	—	(49,000)	—	(49,000)
Actuarial gain / loss	—	—	(1,858)	—	—	1,858	—	—	—
Comprehensive income (loss)	—	—	385,603	(92,247)	—	(1,858)	291,498	3	291,501

Balance as of December 31, 2011 (as adjusted; see Note 4.a)	2	340,824	676,720	(54,814)	—	—	962,730	10	962,740
Common stock increase (Note 24h)	—	49,000	—	—	—	—	49,000	—	49,000
Capital reimbursement (Note 24g)	—	(100,000)	—	—	—	—	(100,000)	—	(100,000)
Common stock increase (Note 24g)	—	50,000	—	—	—	—	50,000	—	50,000
Comprehensive income (loss)	—	—	514,468	70,189	(30)	(38,516)	546,111	(1)	546,110

Balance as of December 31, 2012 (as adjusted; see Note 4.a)	2	339,824	1,191,188	15,375	(30)	(38,516)	1,507,841	9	1,507,850
Dividends declared (Note 24f)	—	—	(950,000)	—	—	—	(950,000)	—	(950,000)
Common stock increase (Note 24e)	—	600,000	—	—	—	—	600,000	—	600,000
Comprehensive income (loss)	—	—	433,955	(14,728)	(230)	(8,063)	410,934	6	410,940

Balance as of December 31, 2013	$—	$939,824	$675,143	$647	$(260)	$(46,579)	$1,568,775	$15	$1,568,790

The accompanying notes are an integral part of these consolidated financial statements

ICA Fluor Daniel, S. de R. L. de C. V. and Subsidiaries

Consolidated Statements of Cash Flows

(Thousands of Mexican pesos)

	Millions of U.S. dollars (Convenience		Year ended December 31,
	Translation Note 3.d) December 31, 2013:		2013	2012	2011
				(As adjusted; see Note 4.a)	(As adjusted; see Note 4.a)
Cash flows from operating activities:
Consolidated net income	U.S.$	33	$433,962	$514,469	$385,606
Adjustments for:
Income taxes		5	60,929	196,898	166,404
Depreciation		8	106,923	82,877	48,121
Amortization		—	3,642	12,804	27,606
Gain on sale of fixed assets		—	(1,117)	(156)	(481)
Participation in results of joint ventures		(10)	(132,017)	(14,417)	—
Interest expense		2	27,779	13,414	21,544
Unrealized exchange loss (gain)		—	(2,635)	2,531	(19,013)

		38	497,466	808,420	629,787
Customers		(20)	(262,236)	(1,411,946)	(576,383)
Other receivable accounts		14	184,319	(39,796)	737
Inventories		—	(2,186)	29,146	(11,001)
Other current assets		5	60,910	217,191	(40,315)
Trade accounts payable		(50)	(648,588)	(399,879)	867,293
Due to related parties		(13)	(174,755)	268,798	(180,819)
Income taxes payments		(2)	(21,087)	(143,354)	(667,524)
Other payable accounts		(3)	(39,751)	522,657	202,157
Statutory employee profit sharing		—	(5,243)	(38,512)	(45,223)
Provisions		(7)	(87,282)	216,493	193,692
Advances from customers		—	(869)	(260,839)	892,223
Employee benefits		(1)	(16,641)	(17,800)	52,198
Derivative financial instruments		—	(4,668)	—	—

Net cash (used in) provided by operating activities		(39)	(520,611)	(249,421)	1,316,822

Cash flows from investing activities
Property, machinery and equipment acquisitions		(4)	(49,973)	(227,484)	(78,554)
Other assets acquisitions		(1)	(10,416)	(5,224)	(8,033)
Joint venture capital contribution		—	—	(864)	—
Sale of property, machinery and equipment		—	1,357	420	516

Net cash used in investing activities		(5)	(59,032)	(233,152)	(86,071)

(Continue)

			2013	2012	2011
				(As adjusted; see Note 4.a)	(As adjusted; see Note 4.a)
Cash flows from financing activities:
Issuance of common stock		46	600,000	99,000	51,000
Proceeds from debt		111	1,445,676	1,120,946	488,500
Payments of debt		(97)	(1,273,623)	(654,788)	(799,206)
Payments under leasing agreements		(4)	(46,101)	(43,160)	(30,393)
Interest paid		(2)	(24,144)	(9,947)	(18,716)
Interest paid for financial leasing		—	(3,520)	(3,214)	(2,880)
Capital reimbursement		—	—	(100,000)	—
Dividend paid		(73)	(950,000)	—	(730,855)

Net cash (used in) generated by financing activities		(19)	(251,712)	408,837	(1,042,550)

(Decrease) increase in cash and cash equivalents		(63)	(831,355)	(73,736)	188,201
Effect of exchange rate changes on cash and cash equivalents		—	4,522	(7,744)	22,397
Cash and cash equivalents at beginning of period		189	2,467,847	2,549,327	2,338,729

Cash and cash equivalents at the end of period	U.S.$	126	$1,641,014	$2,467,847	$2,549,327

(Concluded)

The accompanying notes are an integral part of these consolidated financial statements.

ICA Fluor Daniel, S. de R. L. de C. V. and Subsidiaries

Notes to consolidated financial statements

For the years ended December 31, 2013, 2012 and 2011

(Thousands of Mexican pesos and thousands of American dollars, except as otherwise indicated)

1.	Activities

ICA Fluor Daniel, S. de R. L. de C. V. (“ICA FD” or together with its subsidiaries, the “Entity”) was incorporated on March 16, 1978 under Mexican laws on March 16, 1978 and is primarily engaged in all types of engineering activities, which include construction, procurement, engineering, and installation services related to all types of industrial facilities (civil, electromechanical and maritime), as well as project management services. The Entity is a direct 51%-owned subsidiary of Constructoras ICA, S. A. de C. V., an indirect subsidiary of Empresas ICA, S. A. B. de C. V. (“ICA”) and a direct 49%-owned subsidiary of Fluor Daniel México, S. A., which is a subsidiary of Fluor Inc., a U.S. company. Its registered address is Dakota # 95, Colonia Nápoles, C.P. 03810 Benito Juárez, México, D. F.

2.	Significant events

2014 Fiscal Reform

In December 2013, the Mexican Government enacted a package of tax reforms, which includes several significant changes to income tax laws including the elimination of the Business Flat Tax (“IETU”) and the tax consolidation regime. Because the IETU law was eliminated, the deferred IETU that the Company had recorded for accounting purposes was canceled on the date of enactment of the tax reform (Note 21).

3.	Basis of presentation and consolidation

a.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), including its amendments and interpretations, as issued by the International Accounting Standards Board (“IASB”).

b.	Restatement of financial statements

As result of the application of the new IFRS 11 and IAS 19 (revised 2011), the financial statements of prior periods presented for comparative purposes were reformulated.

c.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the revaluation of financial instruments at fair value.

i.	Historical cost

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

ii.	Fair value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Entity takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, leasing transactions that are within the scope of IAS 17, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 or value in use in IAS 36 Impairment of Assets.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

d.	Convenience translation

Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2013 and for the year then ended have been translated into U.S. dollar amounts at exchange rate of Ps.13.0652 pesos per U.S. dollar, as published by Banco de Mexico, S.A. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

e.	Reporting currency

The Mexican peso, legal currency of the United Mexican States is the currency in which the consolidated financial statements are presented. Transactions in currencies other than the peso are recorded in accordance with established policies described in Note 4.c.

f.	Consolidated statements of income and other comprehensive income

The Entity chose to present the consolidated statements of income and other comprehensive income in a single statement, including separate lines for gross profit and operating income, in accordance with practices of the industry. Costs and expenses were classified according to their function due to different economic activities and businesses of the Entity.

g.	Basis of consolidation

The consolidated financial statements incorporate the financial statements of ICA FD and entities (including structured entities) controlled by the Entity and its subsidiaries. Control is achieved when the Entity:

•	Has power over the investee;

•	Is exposed, or has rights, to variable returns from its involvement with the investee; and

•	Has the ability to use its power to affect its returns.

The Entity reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Entity has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Entity considers all relevant facts and circumstances in assessing whether or not the Entity’s voting rights in an investee are sufficient to give it power, including:

•	The size of the Entity’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	Potential voting rights held by the Entity, other vote holders or other parties;

•	Rights arising from other contractual arrangements; and

•

Any additional facts and circumstances that indicate that the Entity has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Entity obtains control over the subsidiary and ceases when the Entity loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Entity gains control until the date when the Entity ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The non-controlling interests in equity of subsidiaries are presented separately as non-controlling interests in the consolidated statements of financial position, within the stockholders’ equity section, and the consolidated statements of income and other comprehensive income.

When necessary, adjustments to the financial statements of subsidiaries are made to align its accounting policies in accordance with the accounting policies of the Entity.

The financial statements of the companies that are included in the consolidation are prepared ??as of December 31 of each year.

All significant intercompany balances and transactions have been eliminated on consolidation.

Note 14 include the subsidiaries consolidated by the Entity as well as information related thereto.

Changes in the Entity’s ownership interests in existing subsidiaries

Changes in the Entity’s ownership interests in subsidiaries that do not result in the Entity losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Entity’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Entity.

When the Entity loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. The amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Entity had directly disposed of the relevant assets (i.e. they are reclassified to profit or loss or transferred directly to retained earnings as specified by applicable IFRS). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity .

4.	Significant accounting policies

The consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. Preparation of financial statements under IFRS requires management of the Entity to make certain estimates and use assumptions to value certain of the items in the consolidated financial statements as well as their related disclosures required therein. The areas with a high degree of judgment and complexity or areas where assumptions and estimates are significant in the consolidated financial statements are described in Note 5. The estimates are based on information available at the time the estimates are made, as well as the best knowledge and judgment of management based on experience and current events. However, actual results could differ from those estimates. The Entity has implemented control procedures to ensure that its accounting policies are appropriate and are properly applied. Although actual results may differ from those estimates, the Entity’s management believes that the estimates and assumptions used were adequate under the circumstances.

The consolidation requirements, accounting policies and valuation methods used in preparing the consolidated financial statements as of and for the year ended December 31, 2013 are the same as those applied in the consolidated financial statements for 2012 and 2011, except for the adoption of new standards and interpretations described in paragraph a) (i) included below, which are effective since 2013.

a.	Application of new and revised IFRS

i)	Effective January 1, 2013, the Entity adopted the following IFRS and interpretations in its consolidated financial statements:

•	Amendments to IFRS 7: Disclosures – Offsetting Financial Assets and Financial Liabilities

•

IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IAS 27 (as revised in 2011) Separate Financial Statements and IAS 28 (as revised in 2011) Investments in Associates and Joint Ventures

•	IFRS 13, Fair Value Measurement

•	Amendments to IAS 1, Presentation of Financial Statements (as part of the Annual Improvements to IFRSs 2009—2011 Cycle issued in May 2012)

•	IAS 19 Employee Benefits (as revised in 2011)

The impact of these new standards on the financial statements of the Entity is described as follows:

Amendments to IFRS 7 Disclosures - Offsetting Financial Assets and Financial Liabilities

The Entity has applied the amendments to IFRS 7 Disclosures - Offsetting Financial Assets and Financial Liabilities for the first time in the current year. The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement.

The amendments have been applied retrospectively. As the Company does not have any offsetting arrangements in place, the application of the amendments has had no material impact on the disclosures or on the amounts recognized in the consolidated financial statements.

Impact of the application of IFRS 10

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control such that an investor has control over an investee when a) it has power over the investee; b) it is exposed, or has rights, to variable returns from its involvement with the investee and c) has the ability to use its power to affect its returns. All three of these criteria must be met for an investor to have control over an investee. Previously, control was defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Additional guidance has been included in IFRS 10 to explain when an investor has control over an investee. Some guidance included in IFRS 10 that deals with whether or not an investor that owns less than 50% of the voting rights in an investee has control over the investee is relevant to the Entity.

The Entity’s management made an assessment as at the date of initial application of IFRS 10 (i.e. January 1, 2013) as to whether or not the Entity has control over its investments in accordance with the new definition of control and the related guidance set out in IFRS 10.

Impact of the application of IFRS 11

IFRS 11 replaces lAS 31 lnterests in Joint Ventures, and the guidance contained in a related interpretation, SIC-13 Jointly Controlled Entities - Non-Monetary Contributions by Venturers, has been incorporated in lAS 28 (as revised in 2011). IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified and accounted for. Under IFRS 11, there are only two types of joint arrangements—joint operations and joint ventures. The classification of joint arrangements under IFRS 11 is determined based on the rights and obligations of parties to the joint arrangements by considering the structure, the legal form of the arrangements, the contractual terms agreed by the parties to the arrangement, and, when relevant, other facts and circumstances. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. Previously, lAS 31 contemplated three types of joint arrangements - jointly controlled entities, jointly controlled operations and jointly controlled assets. The classification of joint arrangements under lAS 31 was primarily determined based on the legal form of the arrangement (e.g. a joint arrangement that was established through a separate entity was accounted for as a jointly controlled entity).

The initial and subsequent accounting of joint ventures and joint operations is different. Investments in joint ventures are accounted for using the equity method (proportionate consolidation is no longer allowed). lnvestments in joint operations are accounted for such that each joint operator recognizes its assets (including its share of any assets jointly held), its liabilities (including its share of any liabilities incurred jointly), its revenue (including its share of revenue from the sale of the output by the joint operation) and its expenses (including its share of any expenses incurred jointly). Each joint operator accounts for the assets and liabilities, as well as revenues and expenses, relating to its interest in the joint operation in accordance with the applicable Standards.

The management reviewed and assessed the classification of its investments in joint arrangements in accordance with the requirements of IFRS 11, concluding that the Company’s investment listed below, which were classified as a jointly controlled entities under lAS 31 and was accounted for using the proportionate consolidation method, should be classified as a joint venture under IFRS 11 and accounted for using the equity method.

Comparative amounts for 2012 and 2011 have been adjusted to reflect the change in accounting for the Entity’s investments. The initial investment as at January 1, 2012 for the purposes of applying the equity method is measured as the aggregate of the carrying amounts of the assets and liabilities that the Entity had previously proportionately consolidated (see the tables below for details). Also, the management of the Entity has performed an impairment assessment on the initial investment and concluded that no impairment loss is required.

IFRS 12 application impact

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the application of IFRS 12 has resulted in more extensive disclosures in the consolidated financial statements (see notes 14 and 15 for more details).

Impact of the application of IFRS 13 Fair Value Measurement

The Company has applied IFRS 13 for the first time in the current year. IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The scope of IFRS 13 is broad; the fair value measurement requirements of IFRS 13 apply to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are within the scope of lAS 17 Leases, and measurements that have some similarities to fair value but are not fair value (e.g. net realizable value for the purposes of measuring inventories or value in use for impairment assessment purposes).

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value under IFRS 13 is an exit price regardless of whether that price is directly observable or estimated using another valuation technique. Also, IFRS 13 includes extensive disclosure requirements.

IFRS 13 requires prospective application from January1, 2013. In addition, specific transitional provisions were given to entities such that they need not apply the disclosure requirements set out in the Standard in comparative information provided for periods before the initial application of the Standard. In accordance with these transitional provisions, the Company has not made any new disclosures required by IFRS 13 for the 2012 comparative period (see Note 23). Other than the additional disclosures, the application of IFRS 13 has not had any material impact on the amounts recognized in the consolidated financial statements.

Impact of the application of Amendments to lAS 1 Presentation of Financial Statements (as part of the Annual Improvements to IFRSs 2009 - 2011 Cycle issued in May 2012)

The Annual Improvements to IFRSs 2009 - 2011 have made a number of amendments to IFRSs. The amendments that are relevant to the Company are the amendments to lAS 1 regarding when a statement of financial position as at the beginning of the preceding period (third statement of financial position) and the related notes are required to be presented. The amendments specify that a third statement of financial position is required when a) an entity applies an accounting policy retrospectively, or makes a retrospective restatement or reclassification of items in its financial statements, and b) the retrospective application, restatement or reclassification has a material effect on the information in the third statement of financial position. The amendments specify that related notes are not required to accompany the third statement of financial position.

In the current year, the Company has applied a number of new and revised IFRSs (see the discussion above), which has resulted in material effects on the information in the consolidated statement of financial position as at January 1, 2012. In accordance with the amendments to lAS 1, the Company has presented a third statement of financial position as at January 1, 2012 without the related notes except for the disclosure requirements of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors as detailed below.

Impact of the application of IAS 19 Employee Benefits (as revised in 2011)

In the current year, the Company has applied IAS 19 Employee Benefits (as revised in 2011) and the related consequential amendments for the first time. IAS 19 (as revised in 2011) changes the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in the fair value of plan assets when they occur, and hence eliminate the “corridor approach” permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. All actuarial gains and losses are recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus. Furthermore, the interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a “net interest” amount under IAS 19 (as revised in 2011), which is calculated by applying the discount rate to the net defined benefit liability or asset. These changes have had an impact on the amounts recognized in profit or loss and other comprehensive income in prior years (see the tables below for details). In addition, IAS 19 (as revised in 2011) introduces certain changes in the presentation of the defined benefit cost including more extensive disclosures.

Specific transitional provisions are applicable to first-time application of IAS 19 (as revised in 2011). The Company has applied the relevant transitional provisions and adjusted the comparative amounts on a retrospective basis (see the tables below for details).

ii)	Quantification of the financial effects of the implementation of new and revised standards in the preceding paragraph:

•	Effects of the application of IFRS 11

Investments in joint ventures are no longer proportionately consolidated and are valued using the equity method.

Year ended December 31, 2012
Consolidated Statements of Income :
Decrease in revenues	$291,091
Decrease in cost of sales	270,484
Decrease gross profit	20,607
Decrease in selling and administrative expense	118
Decrease operating income	20,489
Decrease in financing income	104
Increase in income for equity method	14,417
Decrease in income before income taxes	6,176
Decrease in income taxes	6,176
Profit or loss of the year decrease	—
Decrease in income for the year attributable to:
Controlling interest	—
Non-controlling interest	—

•	Effects of the application of IAS 19 (as revised in 2011)

Year ended December 31, 2012
Net income for the year:
Decrease in construction cost	$1,687
Decrease in administrative expenses	374
Decrease in income tax	10,222
Increase in net income for the year	12,283

•	Total effect in profit of the year for the application of the standards described above

Year ended December 31, 2012
Statement of comprehensive income:
Decrease in revenues	$291,091
Decrease in cost of sales	272,171
Decrease in gross profit	18,920
Decrease in selling, general and administrative expenses	492
Decrease in operating income	18,428
Decrease in interest income	104
Increase in income for equity method	14,417
Decrease in income before income taxes	4,115
Decrease in income taxes	16,398
Increase in net income for the year	12,283
Decrease in income for the year attributable to:
Controlling interest	12,283
Non-controlling interest	—

•	Effects of the application of IAS 19 (as revised in 2011)

Year ended December 31, 2011
Consolidated Statements of Income:
Increase in construction costs	$32,999
Increase in administrative expenses	8,248
Decrease in net income for the year	41,247

•	Consolidated Statement of Financial Position

	December 31, 2011 (as previously reported) D ( H )	IFRS 11 adjustments D (H)	IAS 19 adjustments D (H)	December 31, 2011 (as adjusted) D (H)
Cash and cash equivalents	$2,549,327	$—	$—	$2,549,327
Customers and other accounts receivable	3,488,733	—	—	3,488,733
Property, plant, equipment and other assets	421,852	—	—	421,852
Deferred income taxes	341,280	—	—	341,280
Current liabilities	(5,540,970)	—	—	(5,540,970)
Other long-term liabilities	(81,898)	—	—	(81,898)
Employee benefits	(174,337)	—	(41,247)	(215,584)

Total effect on net assets	$1,003,987	$—	$(41,247)	$962,740

	December 31, 2011 (as previously reported)	IFRS 11 adjustments	IAS 19 adjustments	December 31, 2011 (as adjusted)
Non-controlling interest	$(10)	$—	$—	$(10)
Capital stock	(340,824)	—	—	(340,824)
Derivative financial instruments valuation	54,814	—	—	54,814
Retained earnings	(717,967)	—	41,247	(676,720)

Total effect on equity	$(1,003,987)	$—	$41,247	$(962,740)

	December 31, 2012 (as previously reported)	IFRS 11 adjustments	IAS 19 adjustments	December 31, 2012 (as adjusted)
Cash and cash equivalents	$2,468,621	$(774)	$—	$2,467,847
Customers and other accounts receivable	4,996,148	(162,410)	—	4,833,738
Property, plant and equipment	629,648	—	—	629,648
Deferred income taxes	94,565	1,044	10,225	105,834
Joint venture investments	—	15,251	—	15,251
Notes payable	(467,352)	—	—	(467,352)
Other current liabilities	(5,873,755)	146,889	—	(5,726,866)
Other long-term liabilities	(103,779)	—	—	(103,779)
Employee benefits	(207,283)	—	(39,188)	(246,471)

Total effect on net assets	$1,536,813	$—	$(28,963)	$1,507,850

Non-controlling interest	$(9)	$—	$—	$(9)
Capital stock	(339,824)	—	—	(339,824)
Derivative financial instruments valuation	(15,375)	—	—	(15,375)
Actuarial losses	38,516	—	—	38,516
Conversion effect	30	—	—	30
Retained earnings	(1,220,151)	—	28,963	(1,191,188)

Total effect on equity	$(1,536,813)	$—	$28,963	$(1,507,850)

•	Impact on cash flows for the year ended December 31, 2012 on the application of the above new and revised Standards

	IAS 19	IFRS 11 Adjustments	Total
Increase (decrease) of net cash flows from operating activities	$—	$(47)	$(47)
Increase (decrease) of net cash flows from investing activities	—	864	864
Increase (decrease) conversion effect	—	(43)	(43)
Net cash flows	—	774	774

Cash flows from operating, investing and financing activities in 2011 were not impacted, as all changes were presented net in activities from operations.

iii)	The Company has not applied the following new and revised IFRSs that have been issued but that are not effective until January 1, 2014 or at a later date:

•	IFRS 9 “Financial Instruments” (“IFRS 9”) (2)

•	Amendments to IFRS 9 and IFRS 7, Mandatory Effective Date of IFRS 9 and Transition Disclosures (2)

•	Amendments to IFRS 10, 12 and IAS 27, Investment Entities (1)

•	Amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities (1)

1	Effective for annual periods beginning on or after January 1 2014, with earlier application permitted.
2	Effective for annual periods beginning on or after January 1 2018, with earlier application permitted.

b.	Reclassifications

Certain amounts in the consolidated financial statements for the years ended December 31, 2012 and 2011 have been reclassified to conform the presentation of the amounts in the 2013 consolidated financial statements.

c.	Operations and transactions in foreign currency

Translation of financial statements of foreign subsidiaries

The individual financial statements of each subsidiary of the Company are presented in the currency of the primary economic environment in which the entity operates (its functional currency). To consolidate the financial statements of foreign subsidiaries, their financial information is translated into Mexican pesos (the reporting currency), considering the following methodology:

The operations in which the functional currency and the recording currency are the same, the financial statements of the entity are translated to the reporting currency using the following exchange rates: i) the closing exchange rate in effect at the date of the statement of financial position for assets and liabilities, ii) historical exchange rates for stockholders’ equity as well as revenues, costs and expenses. Translation effects are recorded in other comprehensive income.

When the functional currency of a foreign operation differs from the recording currency, before applying the terms of the preceding paragraph, the recording currency must be converted to the functional currency by using the following methodology: monetary assets and liabilities are converted by using the exchange rate in effect at the date of the statement of changes in financial position, while nonmonetary assets and liabilities, stockholders’ equity, income, costs and expenses must be considered at the historical exchange rate. Any differences arising from this method must be recognized in the results of the year.

On the disposal of a foreign operation, all of the accumulated exchange differences in respect of that operation attributable to the Entity are reclassified to profit or loss in the year of disposal.

In addition, in relation to a partial disposal of a subsidiary that includes a foreign operation that does not result in the Company losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e. partial disposals of associates or joint arrangements that do not result in the Company losing significant influence or joint control), the proportionate share of the accumulated exchange differences is reclassified to results.

Goodwill and fair value adjustments to identifiable assets acquired and liabilities assumed through acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Exchange differences arising are recognized in other comprehensive income.

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

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks (see paragraph (o) below for hedging accounting policies); and

•

Exchange differences on monetary items such as receivables from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal or partial disposal of the net investment.

d.	Cash and cash equivalents

Cash and cash equivalents consist mainly of bank deposits in checking accounts and short-term investments, highly liquid and easily convertible into cash, maturing within three months as of their acquisition date, which are subject to immaterial value change risks. Cash is stated at nominal value and cash equivalents are measured at fair value.

e.	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average cost method. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Reductions to the value of inventories are comprised of estimates representing the impairment of inventories.

f.	Property, machinery and equipment

Expenditures for property, machinery and equipment are capitalized and valued at acquisition cost.

Depreciation is recognized so as to write off the cost of assets (other than freehold land and properties under construction). Depreciation of property, machinery and equipment is calculated using the straight-line method over the useful life of the asset, taking into consideration the related asset’s residual value. Depreciation begins in the month in which the asset is placed in service. The useful lives of assets are as follows:

Useful lives (years)
Buildings	20
Other construction	20
Machinery and operating equipment	2
Minor machinery	3
Vehicles	3
Furniture and equipment	10
Computers	3
Communication equipment	10
Leasehold improvements	Contract term

Financing costs incurred during the construction and installation of property, machinery and equipment are capitalized.

Residual values, useful lives and depreciation methods are reviewed at the end of each year and adjusted prospectively if applicable. If the depreciation method is changed, this is recognized in retrospectively.

The depreciation of property, plant and equipment is recorded in results. Land is not depreciated.

Disposal of assets

The gain or loss on the sale or retirement of an item of property, machinery and equipment is calculated as the difference between the proceeds from the sale and the carrying value of the asset, and is recognized in income when all risks and rewards of ownership of the asset is transferred to the buyer, which generally occurs when ownership of the asset is transferred to the buyer.

Replacements or renewals of complete items that extend the useful life of the asset, or its economic capacity are recognized as an increase to property, machinery and equipment, with the consequent withdrawal or derecognition of the replaced or renewed.

Construction in progress

Construction in progress is carried at cost less any recognized impairment loss. Cost includes professional fees and, in the case of qualifying assets, borrowing costs capitalized in accordance with the accounting policy of the Entity. Such properties are classified to the appropriate categories of property, machinery and equipment when completed and ready for intended use. The depreciation of these assets, as well as other properties, begins when the assets are ready for use.

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

Assets under capital leases

Assets held under finance leases are depreciated over their estimated useful lives on the same basis as owned assets. However, when there is no reasonable certainty that ownership will be obtained by the end of the least term, assets are depreciated over the shorter of the lease term and their useful lives.

g.	Leasing

Leases are classified as finance leases whenever the terms of the contract lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Financial Leasing

In financial leasing where the Company is the lessee, assets are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The liability to the lessor is included in the statement of financial position as long-term leasing arrangements.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy for borrowing costs (see paragraph h).

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

The costs and expenses arising under operating leases are recognized in results using the straight line method during all the term of the lease. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

h.	Borrowing cost

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

i.	Investment in associates and joint ventures

An associated company is an entity over which the Entity has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee in but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The results of associated companies and joint venture are incorporated in the consolidated financial statements using the equity method, unless the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”.

Under the equity method, an investment in an associate or joint venture is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate or joint venture. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate or joint venture recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Entity’s investment in an associate or joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets (“IAS 36”) as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

Upon disposal of an associate or joint venture that results in the Company losing significant influence over that associate or joint venture, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with IAS 39. The difference between the previous carrying amount of the associate or joint venture attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate or joint venture. In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate or joint venture would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when it loses significant influence over that associate or joint venture.

When a group entity transacts with its associate or joint venture, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Entity’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Entity.

j.	Interest in joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

When a subsidiary of the Company operates in the context of joint operations, the Company as a joint operator recognizes in relation to its interest in a joint operation:

•	Its assets, including its share of any assets held jointly.

•	Its liabilities, including its share of any liabilities incurred jointly.

•	Its revenue from the sale of its share of the output arising from the joint operation.

•	Its share of the revenue from the sale of the output by the joint operation.

•	Its expenses, including its share of any expenses incurred jointly.

When a subsidiary of the Company enters into transactions with a joint arrangement in which it is a joint operator (such as a sale or contribution of assets), the Company is considered to be conducting the transaction with the other parties to the joint operation, and gains and losses resulting from the transactions are recognized in the Company’s consolidated financial statements only to the extent of other parties’ interests in the joint operation.

When a subsidiary of the Company enters into transactions with a joint operation in which an entity of the Company is a joint operator (such as a purchase of assets), the Company does not recognize its share of the gains and losses until it resells those assets to a third party.

k.	Other assets

Other current assets includes advances to subcontractors and suppliers as well as other prepaid expenses.

Other assets mainly consist of expenditures for works in progress and software and are recorded at cost of acquisition and amortized according to useful lives, as appropriate.

l.	Impairment of long-lived assets in use

The Entity periodically evaluates the impairment of long-lived assets in order to determine whether there is evidence that those assets have suffered an impairment loss. If impairment indicators exist, the recoverable amount of assets is determined, with the help of independent experts, to determine the extent of the impairment loss, if any. When it is not possible to estimate the recoverable amount of an individual asset, the Entity estimates recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with an indefinite useful life or not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

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

m.	Financial instruments

Financial assets and financial liabilities are recognized when the Entity becomes a party of contractual provisions of the instruments.

Financial assets and liabilities are initially measured at fair value. The costs of transaction that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and liabilities at fair value through results), are added or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets are classified into four categories, which in turn determine the form of recognition and valuation of financial assets: “Financial assets at fair value through profit or loss”, “investments held-to-maturity”, “financial assets available-for-sale” and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined by the administration of the Entity administration upon initial recognition. The Entity generally only has financial assets at fair value through profit or loss and loans and receivables.

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

Financial assets at fair value through results

Financial assets are classified at fair value through results when the financial asset is held for trading or it is designated fair value through results. A financial asset is classified as held for trading if:

•	It has been acquired principally for the purpose of selling it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Entity manages together and has a recent actual pattern of short-term profit-taking; or

•	It is a derivative (except those designated as hedging instruments or that is a financial guarantee).

Financial assets at fair value through the results are recorded at fair value, recognizing in results any gain or loss arising from their measurement. The gain or loss recognized in results includes any dividend or interest earned from the financial asset and is recorded in interest expense or income in the consolidated statements income and other comprehensive income. Fair value is determined as described in Note 23.

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

Objective evidence of impairment in financial assets could include:

•	Significant financial difficulty of the issuer or counterparty; or

•	Breach of contract, such as a default or delinquency in interest or principal payments; or

•	It becoming probable that the borrower will enter bankruptcy or financial reorganization; or

•	The disappearance of an active market for that financial asset because of financial difficulties

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

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through results to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed the amortized cost if the impairment would not have been recognized.

Derecognition of financial assets

On derecognition of a financial asset in its entirety, the difference between the asset´s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in results.

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

A financial liability is classified as held for trading if:

•	It has been acquired principally for the purpose of repurchasing it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that are managed together for which there is evidence of a recent pattern of making short-term profits, or

•	It is a derivative that for accounting purposes does not comply with requirements to be designated as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at fair value through profit or loss upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•

The financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Entity’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract (asset or liability) to be designated as at fair value through profit or loss.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on measurement recognized in profit or loss. The net gain or loss recognized in results incorporates any interest paid on the financial liability and is included in the effects of valuation of derivative financial instruments line item in the statement income and other comprehensive income. Fair value is determined in the manner described in Note 23.

Other financial liabilities

Other financial liabilities, including loans, bond issuances and debt with lenders and trade creditors and other payables are valued initially at fair value, represented generally by the consideration transferred, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method.

Derecognition of financial liabilities

The Entity derecognizes financial liabilities when, and only when, the obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in results.

Effective interest rate method

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

Offsetting of financial assets and liabilities

Offsetting of financial assets and liabilities in the consolidated statement of financial position only occurs for accounts receivable and payable arising in transactions that contractually, or by law, have established a right of setoff and for which the Entity has the intention to pay a net amount or to realize the asset and pay the liability simultaneously.

n.	Risk management policy

Entity is exposed to risks that are managed through the implementation of systems related to identification, measurement, limitation of concentration, mitigation and supervision of such risks. The basic principles defined by Entity in the establishment of its risk management policy are the following:

•	Compliance with the Corporate Governance Standards

•

Establishment, by each different business line and subsidiaries, of risk management controls necessary to ensure that market transactions are conducted in accordance with the policies, rules and procedures of the Entity.

•	Special attention to the financial risk management, basically composed by interest rate, the exchange rate, liquidity and credit risks (see Note 23).

Risk management in the Entity is mainly preventive and oriented to the medium and long term, taking into consideration the most probable scenarios of evolution of the variables affecting each risk.

o.	Derivative financial instruments

The Entity underwrites a variety of financial instruments to manage its exposure to the risks of volatility in interest rates and exchange rates, including foreign currency forward contracts, interest rate swaps and interest rate swaps and foreign exchange (cross currency swaps) related to financing its construction projects. Note 20 includes a more detailed explanation of derivative financial instruments.

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured at fair value at the end of each reporting period. Fair value is determined based on recognized market prices. When the derivative is not listed on a market, fair value is based on valuation techniques accepted in the financial sector. Valuations are conducted quarterly in order to review the changes and impacts on the consolidated results.

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

When the related transaction fulfills all hedge accounting requirements, the derivative is designated as a hedging instrument when the contract is entered (either as a hedge of cash flow or hedge of foreign currencies or a fair value hedge). The decision to apply hedge accounting depends on economic or market conditions and economic expectations in the national or international markets. When the Company contracts a derivative financial instrument for hedging purposes from an economic perspective but that instrument does not comply with all requirements established by IFRS to be considered as hedging instruments, gains or losses from such derivative financial instrument is applied to the results in the period in which it occurs.

The Entity’s policy not to enter into derivative financial instruments for speculative purposes, but certain instruments entered into by the Company that do not qualify as hedging instruments and accounted for as trading instruments and the fluctuation in fair value is recognized in the financial results of the period in which they are measured.

Effectiveness tests of derivatives that qualify as hedging instruments from an accounting perspective are performed at least once every quarter and every month, if there is a significant change.

Note 23 includes details of the fair values of derivative instruments used for hedging purposes.

Fair value hedges

The change in the fair value of the hedging instruments and the change in the hedged item attributable to the hedged risk are recognized in the line item in the statement of income and other comprehensive income relating to the hedged item.

Cash flow hedges

For cash flow hedges (including interest rate swaps and interest rate options) and hedging exchange rate designated as cash flow hedges and foreign currency instruments including foreign exchange, currency swaps foreign and foreign currency options, the effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The ineffective portion is recognized immediately in the financial results of the period.

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

Interruption of hedge accounting

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

Embedded derivatives

The Entity reviews all of its contracts to identify embedded derivatives that should be separated from the host contract for purposes of valuation and accounting. Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value through results.

The Entity has no significant effects arising from embedded derivatives at the end of the periods reported.

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

p.	Provisions

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

The main provisions recognized by the Company are for major maintenance, completion of construction and machinery leasing and related guarantees, and are classified as current or noncurrent based on the estimated time period to settle the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

q.	Income tax

Income tax expense represents the sum of the tax currently payable and deferred tax. The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of income and other comprehensive income because of items of income or expense that are taxable or deductible in periods different from when they are recognized in accounting profit or for items which are never taxable or deductible. Through December 31, 2013, the Business Flat Tax (“IETU”) was in effect, which was determined based on cash flows, considering the income received less the expenditures authorized by law.

The income tax incurred was the higher of regular income tax (“ISR”) and IETU.

The tax provisions of foreign subsidiaries are determined based on taxable income of each individual entity.

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

In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

Assets and deferred tax liabilities are offset when a legal right to offset assets with liabilities exists and when they relate to income taxes relating to the same tax authorities and the Company intends to liquidate its assets and liabilities on a net basis.

r.	Employee benefits and termination costs

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

Certain subsidiaries are subject to statutory employee profit sharing (“PTU”) payment stemming from legal dispositions, which is recorded in the results of the year in which it is incurred and presented under general expenses in the consolidated statements of income and other comprehensive income.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

•	Service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements).

•	Net interest expense or income.

•	Remeasurement.

The Company presents the first two components of defined benefit costs in profit or loss in the line item general expenses. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Company’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

A liability for a termination benefit is recognized at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.

s.	Revenue recognition

Revenues are recognized when it is likely that the Entity will receive the economic benefits associated with the transaction. Revenue is measured at the fair value of the consideration received or receivable and represents the amounts receivable for goods and services provided in the normal course of activities, Revenues are reduced for estimated customer returns, rebates and other similar allowances.

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

To use the percentage of completion method the following requirements must be met: (i) the contract must clearly specify legal rights relating to goods or services to be provided and received by the parties, the consideration to be paid and the terms of the agreement, (ii) the contract must specify the legal and economic right to receive payment for work performed while the contract progresses, (iii) it is expected that the contractor and the customer fulfill their contractual obligations, and (iv) that, based on the budget and the work contract, they can determine the total revenues, the total cost to be incurred and the estimated profit.

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

The basis for costs used to calculate the percentage of completion in accordance with the costs incurred method considers: (i) costs that relate directly to the specific contract, (ii) indirect costs related to contract activity and that can be identified with a specific contract, and (iii) any other costs that may affect the customer under the terms agreed in the contract. Costs that relate directly to a specific contract include all direct costs as raw material, labor, costs of subcontracting, manufacturing costs and supply of equipment carried out in independent workshops, project startup costs and depreciation. Indirect costs that are assignable to the contract include: indirect labor, administrative payroll, housing camps and related costs, quality control and inspection, internal and external oversight of the contract, insurance costs, bonds, depreciation, amortization, repair and maintenance.

The costs which are excluded are: (i) general administrative expenses that are not included under any form of reimbursement in the contract, (ii) selling expenses, (iii) the costs and expenses of research and development that have not been considered reimbursable by the contract, and (iv) depreciation of machinery and equipment not used in the specific contract even when available for a specific contract, if the contract does not allow revenue for such concept. Additionally, costs for work performed in independent workshops and construction in process are excluded until their receipt or use and are recorded as assets until such time.

Periodically, the Entity evaluates the reasonableness of the estimates used in determining the percentage of completion. Estimates of the costs of construction contracts are based on assumptions which may differ from the actual cost over the life of the project. The cost estimates are reviewed periodically, taking into account factors such as increases in the prices of materials, amount of work to be performed, inflation, exchange rate fluctuations, changes in contract specifications due to adverse conditions, provisions that are recorded in accordance with construction contracts throughout the duration of projects, including those relating to penalty clauses, completion and commissioning of the projects and the rejection of costs by customers, among others. If, as a result of this evaluation, there are modifications to the revenue or cost previously estimated, adjustments are made for the percentage of completion and if there are indications that the estimated costs to be incurred to completion of the project will exceed the expected revenue is recognized a provision for estimated contract loss in the period in which it is determined. Revenue and estimates cost may be affected by future events. Any changes in these estimates may affect the results of the Entity.

A variation on the extent of the work may be due to several factors, including: improvements in the construction process due to reduced supplies or runtime, local regulatory changes and changes in the conditions for the execution of the project or its implementation, design changes requested by the customer and the geological conditions not included in the original plan. Additionally, and in order to identify possible changes in contracts, the Entity has implemented a method by which these changes can be identified and reported, the amounts can be quantified and approved and the changes can be implementedefficiently on projects. A variation is included in contract revenue when: a) it is probable that the customer will approve the changes and the amount of revenue resulting from the change, b) the amount of revenue can be reliably measured and c) and it is probable that the economic benefits flow to the entity. Claims or incentives for early completion are recognized as part of the revenue of a contract, provided that there is sufficient evidence that the customer will authorize payment for these items. Consequently, claims and incentives are included in contract revenue only when: a) negotiations have reached an advanced stage such that it is probable that the customer will accept the claim, and b) the amount that probable to be accepted by the customer can be determined reliably. The costs incurred for change orders instructed by the client and are awaiting the definition and authorization of price, are recognized as an asset under the caption “Cost and Estimated Earnings in Excess of Billings on Uncompleted Contracts” described below. With respect to incentive payments, revenues are recognized only when the execution of the contract is significantly advanced to conclude that the specified standards of performance will be achieved or exceeded and the amount of the incentive payment can be measured reliably.

In projects financed by the Entity in which the value of the contract includes revenues from work execution and financing, only borrowing costs directly related to the acquisition or construction of assets, less any yield obtained by the temporary investment of such funds and the foreign exchange loss to the extent it is an adjustment to interest costs, are attributed to contract costs. Borrowing costs that exceed estimates and are not contractually reimbursed by customers are not part of the contract costs. In these types of contracts, the collection of the contract amount from the client may take place at the end of the project. However, periodic progress reports are presented to and approved by the customer, which form the basis for the Company to obtain where appropriate, financing for the project in question.

When a contract includes the construction of several facilities, the construction of each is considered a separate profit center when: (i) separate proposals have been submitted for each facility, (ii) each facility has been subject to separate negotiations and the contractor and customer have been able to accept or reject that part of the contract relating to each asset, and (iii) revenue, costs and profit margin of each facility can be identified.

A group of contracts, whether with one or more customers, are managed as a single profit center if: (i) the group of contracts had been negotiated as a single package, (ii) the contracts are so closely interrelated that they are, in effect, part of a single project with an overall profit margin, and (iii) the contracts are performed simultaneously or in in a continuous sequence.

The Entity does not offset the profit and loss from separate profit centers. The Entity also ensures that when several contracts comprise a profit center, a combined result is presented.

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

Leasing revenues

The Entity’s policy for recognition of revenue from operating leases is described in subsection g) on this note (the Entity as lessor).

5.	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Entity’s accounting policies, which are described in Note 4, the Entity’s management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

Estimates and assumptions are reviewed regularly. Changes to accounting estimates are recognized in the period in which the change is made and future periods if the change affects both the current period and to subsequent periods.

a)	Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations (see subsection b), performed by management throughout the process of applying the accounting policies of the Entity and that have the most significant effect on the amounts recognized in the consolidated financial statements.

•

Through December 31, 2012, for the determination of deferred taxes, the Entity prepared projections of future taxable income for period over which deferred taxes will reverse, in order to establish whether it expected to pay IETU or ISR in those years for purposes of determining the basis of the deferred income tax. The Entity noted that certain subsidiaries will only incur ISR, while others will only incur IETU; it had therefore recognized deferred taxes by using the basis applicable for each legal entity. As of December 31, 2013, IETU was eliminated, such that deferred income taxes are only recognized on an ISR basis.

•	Assessment of the existence of control, joint control or significant influence investments in subsidiaries (see Notes 14 and 15).

•

The Entity’s defined benefit obligation is discounted at the rate set by reference to market yields at the end of the reporting period on government bonds. Significant judgment is required when setting the criteria for bonds to be included in the population from which the yield curve is derived.

•

The Entity is subject to transactions or contingent events over which professional judgment is exercised in developing estimates of probability of occurrence of probable outflows associated with adverse outcomes. The factors considered in these estimates are the legal merits of the case, as substantiated by the opinion of the Entity’s legal advisors.

b)	Key sources of estimation uncertainly

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

•	Determining the profit margin and degree of progress in construction contracts. (See Note 4s).

•

In order to estimate doubtful accounts receivable, among other elements, the Entity considers the credit risk derived from the customer’s financial position and any significant collection delays based on the terms agreed in construction service agreements. (see Note 7).

•

The Entity reviews the estimated useful life and residual values of property, plant and equipment at the end of each annual period. Based on detailed analysis, Entity management makes modifications in the useful lives of certain property, machinery and equipment. The level of uncertainty associated with estimates of useful lives is related to changes in the market and use of assets because of production volumes and technological development.

•

The Entity prepares estimates to determine and recognize the provision necessary for the completion of projects, rental and maintenance of machinery, which are determined based on the stage of completion of projects and hours of use in case of machinery.

•

The Entity values and recognizes derivatives at fair value, regardless of the purpose for holding them. Its bases fair value on market prices for derivatives traded in recognized markets. If no active market exists, the derivative instrument is valued using the valuations of counterparties (valuation agents) verified by a price provider authorized by the National Registry of Securities (Registro Nacional de Valores). These valuations are based on methodologies recognized in the financial sector and are supported by sufficient and reliable information. Note 23 contains a description of the techniques and methods utilized to value derivative financial instruments.

•	To determine certain provisions, the Entity uses factors related to lead times for construction contracts and production volume, as well as hours of use for owned and leased machinery.

Although these estimates were made based on the best information available at December 31, 2013, it is possible that events may take place in the future that will require their modification (increases or decreases) in subsequent years, which such modification would be made prospectively in the Entity’s consolidated financial statements.

6.	Cash and cash equivalents

Cash and cash equivalents at each period end as shown in the statement of financial position, are composed as follows:

	December 31,
	2013	2012
Cash	$109,069	$94,486
Cash equivalents:

Bank paper	224,859	1,569,484
Commercial paper	1,307,086	803,877
Other investments	—	—

Total cash and cash equivalents	$1,641,014	$2,467,847

7.	Customers

a.	At December 31, 2013 and 2012, the balance of customers is as follows:

	December 31,
	2013	2012
Billings on contract	$597,307	$648,161
Allowance for doubtful accounts	(3,937)	—
Retained billings on contracts	47,552	64,888
Advanced payments received on contracts (1)	(103,508)	(84,075)

	537,414	628,974
Cost and estimated earnings in excess of billings on uncompleted contracts	3,937,438	3,583,642

Total customers	$4,474,852	$4,212,616

(1)	Advance payments on work performed are applied against the receivable certificates as work on those projects is carried out.

Customers receivables disclosed above are measured at amortized cost.

Entity’s management considers that the carrying amount of accounts receivable represents its fair value. There is no interest charged on accounts receivable from customers.

Accounts receivable from customers include amounts that are past due at the end of the reporting period (see below analysis of aging), but for which the Entity has not recognized any allowance for bad debts since there has been no significant change in credit quality and the amounts are still considered recoverable. The Entity does not maintain any collateral or other credit enhancement on those balances, nor does it have the legal right to offset against any amount owed by the Entity to the counterparty.

The management of accounts receivable and the determination of the need for a reserve are carried out by each construction project that forms part of the consolidated financial statements, as each project has more thorough knowledge of the financial situation and relationship with each of its customers. However, in each of the lines of business, certain guidelines exist regarding specific characteristics that each customer must possess depending on the nature of the line of business. Generally, receivables from governmental entities do not possess recoverability issues.

Regarding the contracts of the private sector, to which a maximum level of risk is assigned and collection conditions and terms are established based on the credit profile of the customer at the beginning of the customer relationship based on the magnitude of the specific project. For foreign private clients, the Entity’s policy is to generally require payments in advance at the start of the project and routine collections on a short-term basis to allow positive working capital management.

With Respect to public contracts (mainly Pemex), the contracting entities define the payment through its established contract models, which provide for the payment of monthly amounts as well as payment in advance at the beginning of each of the periods during which the project will be executed.

b.	Amounts past due but not impaired

	December 31,
	2013	2012
Up to 120 days	$345,156	$631,938
120 to 360 days	1,853,335	1,378,522
More than 360 days	132,100	9,297

Total	$2,330,591	$2,019,757

Average age (days)	215	163

c.	Changes in allowance for doubtful accounts:

	December 31,
	2013	2012	2011
Beginning balance	$—	$—	$—
Increase of the period	3,937	—	—
Application of the period	—	—	—
Cancellation of the period	—	—	—

Ending balance	$3,937	$—	$—

d.	Cost and estimated earnings in excess of billings on uncompleted contracts is as follows:

	December 31, 2013
	Costs incurred on uncompleted contracts	Estimated earnings	Total	Less: Billings to date	Cost and estimated earnings in excess of billings on uncompleted contracts
Public sector	$26,619,113	$1,730,129	$28,349,242	$24,496,668	$3,852,574
Private sector	263,132	34,671	297,803	212,939	84,864

Total	$26,882,245	$1,764,800	$28,647,045	$24,709,607	$3,937,438

	December 31, 2012
	Costs incurred on uncompleted contracts	Estimated earnings	Total	Less: Billings to date	Cost and estimated earnings in excess of billings on uncompleted contracts
Public sector	$24,206,721	$2,025,095	$26,231,816	$22,666,912	$3,564,904
Private sector	305,919	54,285	360,204	341,466	18,738

Total	$24,512,640	$2,079,380	$26,592,020	$23,008,378	$3,583,642

8.	Construction backlog

a.	Backlog includes the entire contract amount only for contracts in which the Entity has control over the project. The Entity considers that it controls a project when it has a controlling interest and it is the project leader. When control is shared, the amount included in backlog represents the Entity’s participation in the equity of the associate. A reconciliation of backlog representing executed construction contracts at December 31, 2013 and 2012 is as follows:

Balance at January 1, 2012	$14,230,098
New contracts and changes in 2012	8,132,169
Less: construction revenue 2012	12,706,792

Balance at December 31, 2012	9,655,475
New contract and changes in 2013	10,425,051
Less: construction revenue 2013	10,114,624

Balance at December 31, 2013	$9,965,902

b.	When the control is shared, backlog incorporates the portion of the contract belonging to the Entity, as follows:

Total
Balance at January 1, 2012	$—
New contracts and changes in 2012	7,277,392
Less: construction revenue 2012	291,090

Balance at December 31, 2012	6,986,302
New contracts and changes in 2013	38,386
Less: construction revenue 2013	3,932,451

Balance at December 31, 2013	$3,092,237

9.	Other receivables

Other receivables are as follows:

	December 31,
	2013	2012
Income tax recoverable (excess tax prepayments)	$6,053	$243,602
Accreditable value-added tax	24,343	43,928
Sundry debtors	72,519	65,916
Guarantee deposits (1)	20,619	20,304

	$123,534	$373,750

(1)	At December 31, 2013 and 2012, corresponds to deposits for offices and campsite leases.

10.	Inventories

Inventories consist of the following:

	December 31,
	2013	2012
Materials and spare parts	$5,975	$3,789
Allowance for obsolete inventories	—	—

Total inventories, net	$5,975	$3,789

The analysis of allowance for obsolete inventory is as follows:

	December 31,
	2013	31, 2012
Beginning balance	$—	$9,164
Reversals	—	(9,164)

Ending balance	$—	$—

11.	Other current assets

Other current assets consist of the following:

	December 31,
	2013	2012
Advances to subcontractors	$68,915	$117,651
Advances to suppliers	28,888	44,415
Prepaid expenses	—	8,881
Insurance and bonds paid in advance	30,976	18,742

	$128,779	$189,689

12.	Property, machinery and equipment

Property, machinery and equipment consist of the following:

	December 31,
	2013	2012
Buildings	$53,324	$51,012
Other construction	106,987	88,745
Machinery and operating equipment	33,528	23,174
Vehicles	48,327	37,824
Furniture and equipment	68,751	72,175
Computers	4,516	3,109
Communication equipment	1,235	1,235
Leasehold improvements	206,269	203,674

	522,937	480,948
Accumulated depreciation and amortization	(155,069)	(102,444)

	367,868	378,504
Land	156,829	156,829

Sub-total	$524,697	$535,333

Equipment under capital leases are as follows:

Vehicles	$16,444	$14,230
Computers	99,986	96,435
Communication equipment	17,684	15,273

	134,114	125,938
Accumulated depreciation	(64,730)	(55,410)

Sub-total	69,384	70,528

Total	$594,081	$605,861

Carrying amount	Land	Buildings, other constructions and improvements	Machinery major and minor	Vehicles	Computer and communication equipment	Furniture and equipment	Equipment under lease	Total
Balances at January 1, 2012	$156,829	$162,291	$11,548	$30,840	$2,856	$49,324	$82,738	$496,426
Additions	—	181,140	11,626	8,710	2,071	23,937	71,217	298,701
Disposals	—	—	—	(618)	—	(889)	(28,017)	(29,524)
Transfers	—	—	—	(1,108)	(583)	(197)	—	(1,888)

Balances at December 31, 2012	156,829	343,431	23,174	37,824	4,344	72,175	125,938	763,715
Additions	—	23,149	10,589	13,332	1,541	1,362	45,410	95,383
Disposals	—	—	(235)	(2,457)	(40)	(237)	(37,234)	(40,203)
Transfers	—	—	—	(372)	(94)	(4,549)	—	(5,015)

Balances at December 31, 2013	$156,829	$366,580	$33,528	$48,327	$5,751	$68,751	$134,114	$813,880

Accumulated depreciation	Land	Buildings, other constructions and improvements	Machinery major and minor	Vehicles	Computer and communication equipment	Furniture and equipment	Equipment under lease	Total
Balances as of January 1, 2012	$—	$35,906	$1,976	$13,506	$1,509	$10,348	$42,696	$105,941
Depreciation expense	—	22,565	5,516	8,291	879	5,079	40,547	82,877
Disposals	—	—	—	(618)	—	(625)	(27,833)	(29,076)
Transfers	—	—	—	(1,108)	(583)	(197)	—	(1,888)

Balances at December 31, 2012	—	58,471	7,492	20,071	1,805	14,605	55,410	157,854
Depreciation expense	—	33,720	7,943	10,513	1,287	6,906	46,554	106,923
Disposals	—	—	(112)	(2,342)	(40)	(235)	(37,234)	(39,963)
Transfers	—	—	—	(372)	(94)	(4,549)	—	(5,015)

Balances at December 31, 2013	$—	$92,191	$15,323	$27,870	$2,958	$16,727	$64,730	$219,799

Depreciation expense for 2011 was $48,121.

Note 19 includes information on financial and operating leases.

13.	Other assets

Other assets are comprised of the following:

	December 31,
	2013	2012
Cost related to uncompleted construction contracts	$36,726	$36,530
Software	42,214	35,282
Accumulated amortization	(48,379)	(48,025)

	$30,561	$23,787

Movements in other assets in the statements of financial position as of December 31, 2013 and 2012 were as follows:

	Cost related to uncompleted construction contracts	Software	Total
Balances as of January 1, 2012	$33,960	$32,628	$66,588
Additions	2,570	2,654	5,224

Balances as of December 31, 2012	36,530	35,282	71,812
Additions	196	10,220	10,416
Transfers	—	(3,288)	(3,288)

Balances as of December 31, 2013	$36,726	$42,214	$78,940

Accumulated amortization	Cost related to uncompleted construction contracts	Software	Total
Balances as of January 1, 2012	$26,999	$8,222	$35,221
Amortization	9,531	3,273	12,804
Transfers	—	—	—

Balances as of December 31, 2012	36,530	11,495	48,025
Amortization	137	3,505	3,642
Transfers	—	(3,288)	(3,288)

Balances as of December 31, 2013	$36,667	$11,712	$48,379

Amortization expense was $27,606 for 2011.

14.	Composition of the Entity

Information about entity´s composition at the end of the reporting period is as follows:

	Place of incorporation and operation		Direct and indirect interest
			December 31,
Name of the company		Activity	2013	2012
Industria del Hierro, S. A. de C. V. (IH)	Mexico	Construction services	99.99%	99.99%
IFD Servicios de Ingeniería, S. A. de C. V. (IFD SI)	Mexico	Engineering services	99.97%	99.97%
ICA Fluor Servicios Gerenciales, S. A. de C. V. (ICAF SG)	Mexico	Consulting service	99.99%	99.99%
ICA Fluor Operaciones, S. A. de C. V. (ICA FO)	Mexico	Consulting service	99.99%	99.99%

	Place of incorporation and operation		Direct and indirect interest
			December 31,
Name of the company		Activity	2013		2012
ICA Fluor Servicios Operativos, S. A. de C. V. (ICA FSO)	Mexico	Consulting service	99.99%		99.99%
ICA Fluor Petroquímica , S. A. de C. V. (IFP)	Mexico	Petrochemical industry	99.99	%(1)	99.99	%(1)
Etileno Contractors , S. de R. L. de C. V. (EC)	Mexico	Construction services	99.99	%(1)	99.99	%(1)

Financial statements of the subsidiaries are prepared considering accounting period and in accordance with the accounting policies of the entity. Profit or loss of the subsidiaries is included in entity´s consolidated financial statements one month after its acquisition.

(1)	Entities incorporated in 2012

The Entity has the power to vote at meetings of shareholders of the subsidiaries and has control by virtue of its contractual right to appoint the board of directors of the Companies.

15.	Joint ventures

The investment of the Entity in joint ventures is as follows:

			Proportion of ownership interest and voting rights held by the Entity		Balance of the investment
Name of joint venture	Principal activity	Place of incorporation and principal place of business	December 31,		December 31,
			2013	2012	2013	2012
Desarrolladora de Etileno, S. de R. L. de C.V (DE) (1)	Consulting	México	20%	20%	$10	$10
Ethylene XXI Contractors, S. A. P. I. de C. V. (EC SAPI) (1)	Construction services	México	20%	20%	25,172	27
Etileno XXI Services, B. V. (E XXI) (1) (2)	Technical, finance and management services	Netherlands	20%	20%	121,856	15,214

					$147,038	$15,251

(1)	Entities incorporated in 2012.
(2)	Amounts of the entity “ Etileno XXI Services, B.V.” are translated to Mexican pesos according to IFRS, as the entity’s functional and recording currency are U.S. dollars.

Companies listed in the table above, are companies whose legal form confers separation between the parties of the joint agreement and the entity itself. Aditionally, there is no contractual agreement or other facts and circumstances which indicate that the parties of the joint arrangement have rights to the assets and obligations for the liabilities of the entity. Consequently, these investments are classified as joint ventures of the Entity.

The above joint ventures are recognized using the equity method in the consolidated financial statements.

Summarized financial information concerning the relevant joint ventures are included below. The summarized financial information below represents amounts shown in the Entity’s financial statements prepared in accordance with IFRS.

	December 31, 2013
	Desarrolladora de Etileno, S. de R. L. de C.V (DE)	Ethylene XXI Contractors, S. A. P. I. de C. V	Etileno XXI Services, B. V. (2)
Current assets	$50	$1,951,716	$3,532,775
Non-current assets	—	18	373
Current liabilities	—	1,825,873	2,745,316
Non-current liabilities	—	—	178,551

The amounts of assets and liabilities include the following:

December 31, 2013
	Desarrolladora de Etileno, S. de R. L. de C.V (DE)	Ethylene XXI Contractors, S. A. P. I. de C. V	Etileno XXI Services, B. V. (2)
Cash and cash equivalents	$50	$495	$2,684,850
Currents financial liabilities (excluding suppliers and other liabilities)	—	—	—
Non-current financial liabilities (excluding suppliers and other liabilities)	—	—	—

	December 31, 2012
	Desarrolladora de Etileno, S. de R. L. de C.V (DE)	Ethylene XXI Contractors, S. A. P. I. de C. V	Etileno XXI Services, B. V. (2)
Current assets	$50	$134	$1,456,937
Non-current assets	—	—	242
Current liabilities	—	—	1,375,866
Non-current liabilities	—	—	5,242

The amounts of assets and liabilities include de following:

December 31, 2012
	Desarrolladora de Etileno, S. de R. L. de C.V (DE)	Ethylene XXI Contractors, S. A. P. I. de C. V	Etileno XXI Services, B. V. (2)
Cash and cash equivalents	$50	$—	$3,820
Currents financial liabilities (excluding suppliers and other liabilities)	—	—	—
Non-current financial liabilities (excluding suppliers and other liabilities)	—	—	—

	December 31, 2013
	Desarrolladora de Etileno, S. de R. L. de C.V (DE)	Ethylene XXI Contractors, S. A. P. I. de C. V	Etileno XXI Services, B. V. (2)
Revenue	$—	$9,551,795	$10,060,899
Cost and expenses	—	9,342,713	9,301,780
Profit of the year	—	125,726	534,360
Total other comprehensive income for the year	—	125,726	533,210

	December 31, 2013
	Desarrolladora de Etileno, S. de R. L. de C.V (DE)	Ethylene XXI Contractors, S. A. P. I. de C. V	Etileno XXI Services, B. V. (2)
Depreciation and amortization	$—	$—	$—
Interest income	—	12,249	12
Interest expenses	—	142	—
Income tax	—	74,627	229,012

	December 31, 2012
	Desarrolladora de Etileno, S. de R. L. de C.V (DE)	Ethylene XXI Contractors, S. A. P. I. de C. V	Etileno XXI Services, B. V. (2)
Revenue	$—	$—	$1,455,452
Cost and expenses	—	—	1,353,006
Profit of the year	—	34	72,051
Total comprehensive income for the year	—	34	71,903
Depreciation and amortization	$—	$—	$—
Interest income	—	34	—
Interest expenses	—	—	12
Income tax	—	—	30,879

Reconciliation of condensed financial information presented above, with carrying amounts of the interest recognized in the financial statements:

	December 31, 2013
	Desarrolladora de Etileno, S. de R. L. de C.V (DE)	Ethylene XXI Contractors, S. A. P. I. de C. V	Etileno XXI Services, B. V. (2)
Net assets of the joint ventures	$50	$125,860	$609,281
Proportion of the Entity’s ownership interest	20%	20%	20%
Carrying amount of entity’s interest in the joint ventures	10	25,172	121,856

	December 31, 2012
	Desarrolladora de Etileno, S. de R. L. de C.V (DE)	Ethylene XXI Contractors, S. A. P. I. de C. V	Etileno XXI Services, B. V. (2)
Net assets of the joint ventures	$50	$134	$76,071
Proportion of the Entity’s ownership interest	20%	20%	20%
Carrying amount of entity’s interest in the joint ventures	10	27	15,214

16.	Notes payable

Notes payable consist of the following:

	December 31,
	2013	2012
Notes payable to banks denominated in Mexican pesos	$368,737	$198,970
Notes payable to banks denominated in U.S. dollar	272,253	268,382

	$640,990	$467,352

Notes payable to banks have a different interest rate for loans in pesos and U.S. dollars.

	2013	2012
Interest rate for loans in Mexican pesos Interbank equilibrium interest rate for 28 days (TIIE)	TIIE+2.00, TIIE +2.20 and TIIE +1.00	TIIE+2.00, TIIE +2.20 and TIIE +1.00
Interest rate for loans in U.S. dollar London Interbank Offered Rate (Libor) for one month	Libor +2.50, Libor +2.20, Libor +1.35	Libor +2.50, Libor +2.20, Libor +1.35

Notes payable to banks have been issued with HSBC México, JP Morgan and Banco Nacional de México.

Obligations for financing with JP Morgan

1.	Delivery of financial statements, within 90 calendar days after the year end close in the case of audited financial statements and 45 calendar days after each quarterly close for internal purposes

2.	Maintain of insurances

3.	Business maintenance and preservation of corporate existence

Covenants for financing with JP Morgan

1.	Prohibited from assuming liens totaling more than USD$20,000, in the case of liens related to PEMEX, amounts may be up to USD$40,000

2.	Prohibited to carry out a merger

3.	Prohibited from disposing property or assets for an amount of USD$20,000, in case disposals to PEMEX, disposals may be up to USD$40,000

In the case of financing with HSBC and Banco Nacional de Mexico, credit lines have no established obligations and covenants.

17.	Other payable accounts and accumulated liabilities

Other payable accounts consist of the following:

	December 31,
	2013	2012
Subcontracts	$675,830	$641,030
Current capital lease obligations (Note 19)	37,769	35,247
Other lessors	—	5,142
Contractual and union fees	10,063	9,305
Salaries and wages, bonuses, vacations and premium vacations payable	230,262	213,176
Closing of contracts	27,929	19,801
Accrued expenses	489,036	561,594
Taxes, except income tax	228,995	251,818
Other notes payable	31	31

	$1,699,915	$1,737,144

18.	Provisions

The Entity recognizes provisions for those present obligations that result from a past event, which upon the expiration of the obligation; it is probable the Entity will incur an outflow of economic resources in order to settle the obligation. Provisions are recognized as accrued at an amount that represents the best estimate of the present value of future disbursements required to settle the obligation, at date of the accompanying consolidated financial statements.

At December 31, 2013 and 2012 the principal provisions are as follows:

	December 31, 2012	Additions	Reversals	Provision used	December 31, 2013
Current:
Cost expected to be incurred at the end of the project	$55,341	$10,091	$—	$—	$65,432
Estimated contract loss	—	27,785	—	—	27,785
Claims	19,407	18,248	(4,000)	(385)	33,270
Warranty reserves	20,342	8,816	—	(851)	28,307
Contingency reserves for construction projects and others	604,300	132,605	(70,988)	(254,870)	411,047

	$699,390	$197,545	$(74,988)	$(256,106)	$565,841

Long term:
Warranty reserves	$69,510	$47,863	$—	$(1,596)	$115,777

	January 1, 2012	Additions	Reversals	Provision used	December 31, 2012
Current:
Cost expected to be incurred of the end at the project	$36,987	$18,354	$—	$—	$55,341
Claims	12,493	10,435	(144)	(3,377)	19,407
Warranty reserves	34,373	2,504	(16,535)	—	20,342
Contingency reserves for construction projects and others	407,032	197,268	—	—	604,300

	$490,885	$228,561	$(16,679)	$(3,377)	$699,390

Long-term:
Warranty reserves	$61,522	$7,988	$—	$—	$69,510

The provision related to costs expected to be incurred at the end of the project refers to costs that are originated under construction projects that the Entity anticipates it will incur through the time the projects are finished and ultimately paid for by the customer. Such amounts are determined systematically based on a percentage of the value of the work completed, over the performance of the contract, based on the experience gained from construction activity.

Due to the nature of the industry in which the Entity operates, projects are performed with individual specifications and guarantees, which require the Entity to create guarantee and contingency provisions that are continually reviewed and adjusted during the performance of the projects until they are finished, or even after termination. The increases, applications and cancellations shown in the previous table represent the changes derived from the aforementioned reviews and adjustments, as well as the adjustments for expiration of guarantees and contingencies.

The provision for litigation is recognized in accordance with the analysis of the related lawsuits or claims, according to opinions prepared by the legal advisers of the Entity. The Entity does not derecognize provisions until final resolutions are obtained and the payment process has begun, or there is no further doubt with respect to the associated risk.

19.	Leases

Financial leases

	December 31,
	2013	2012
Lease payable, short term	$37,769	$35,247
Lease payable, long term	31,473	34,269

	$69,242	$69,516

	Minimum lease payments		Present value of minimum lease payment
	December 31,		December 31,
	2013	2012	2013	2012
Less than one year	$40,933	$38,072	$37,769	$35,247
Greater than one year, less than five years	34,816	38,347	31,473	34,269

	75,749	76,419	69,242	69,516
Less future finance charges	(6,507)	(6,903)	—	—

Present value of minimum lease payments	$69,242	$69,516	$69,242	$69,516

Finance leases relate to computer equipment, telecommunications and vehicles; lease periods range from between 24 to 48 months. The Entity has the option to acquire this equipment at market value following the conclusion of each capital lease. The Entity’s capital lease obligations are guaranteed by the lessor’s ownership of the leased assets.

The fair value of finance lease liabilities is approximately equal to its carrying amount.

Operating leases

a.	Costs and expenses for operating leases

Operating leases are related to machinery and equipment with different lease terms, which range from 5 to 10 years. All operating lease contracts with term greater than 5 years, contain a clause that stipulates a rental rate review at least every 5 years. The Entity does not have an option to purchase the leased assets end of the lease term.

Payments recognized as cost and expense:

	Year ended December 31,
	2013	2012	2011
Costs and leasing expenses	$307,597	$291,679	$284,478

Operating lease commitments:

	December 31,
	2013	2012	2011
Term	Buildings	Buildings	Buildings
Less than one year	$65,743	$54,312	$13,586
Greater than 1 year and less than 5 years	218,480	239,607	246,969
Greater than 5 years	143,835	187,273	256,140

	$428,058	$481,192	$516,695

b.	Revenues from operating leases

The leases entered into by the Entity contain monthly rental payments that generally increase each year based on the INPC. At December 31, 2013 and 2012 committed future rents are as follows:

Term	2013	2012
Less than a year	$9,428	$7,437
Greater than 1 year and less than 5 years	6,914	14,525

Total	$16,342	$21,962

The amount charged to income for operating leases for the years ended December 31, 2013, 2012 and 2011, amounted to $8,698, $3,107 and $—, respectively.

20.	Derivative financial instruments - Currency Forwards

Certain of the Entity’s construction contracts are denominated in in U.S. dollars, while the related construction costs incurred are in Mexican pesos. In order to mitigate the risk of changes in the exchange rate of the U.S. dollar against the Mexican peso, forward currency contracts were entered into through which the exchange rate in which U.S. dollars will be received is fixed.

The risk of changes in the exchange rate at which the Entity is exposed by monetary position different to its functional currency is mitigated by contracting currency forwards through of which the exchange results are compensated.

The forwards are “over the counter” entered into with financial institutions and designated as cash flow hedging instruments for a forecasted transaction (future revenue receivable in U.S. dollars) for which fluctuations in fair value are recognized in other comprehensive income in equity.

As of December 31, 2013 and 2012, the characteristics of current forward contracts are shown below:

		Date of		December31, 2013
Derivative instrument	Type	Engagement	Maturity	Notional amount in American dollars	Fair value in thousands of Mexican pesos
Forwards	Plain Vanilla	20/06/2013	09/01/2014	1,000	$471
Forwards	Plain Vanilla	22/08/2013	16/01/2014	1,000	196
Forwards	Plain Vanilla	23/08/2013	23/01/2014	1,000	86
Forwards	Plain Vanilla	03/12/2013	03/01/2014	1,000	172
Forwards	Plain Vanilla	09/12/2013	13/01/2014	(24,082)	4,376
Forwards	Plain Vanilla	18/12/2013	13/01/2014	(2,183)	292

				(22,265)	5,593

Recognized in statement of comprehensive income due the amount of the cover transaction was already recognized in statement of comprehensive income					4,668

Recognized in equity as other comprehensive income item					$925

		Date from		December 31, 2012
Derivative instrument	Type	Engagement	Maturity	Notional amount in American dollars	Fair value in thousands of Mexican pesos
Forwards	Plain Vanilla	29/08/2012	28/02/2013	4,579	$2,093
Forwards	Plain Vanilla	29/08/2012	27/03/2013	5,796	2,627
Forwards	Plain Vanilla	29/08/2012	30/04/2013	8,154	3,651
Forwards	Plain Vanilla	29/08/2012	31/05/2013	10,558	4,683
Forwards	Plain Vanilla	29/08/2012	28/06/2013	12,534	5,482
Forwards	Plain Vanilla	29/08/2012	31/07/2013	3,878	1,668
Forwards	Plain Vanilla	29/08/2012	30/08/2013	1,974	836
Forwards	Plain Vanilla	30/08/2012	31/01/2013	2,789	1,588
Forwards	Plain Vanilla	31/12/2012	18/01/2013	(104,000)	(663)

				(53,738)	$21,965

At December 31, 2013 and 2012 the fair value of forwards resulted in an asset of $5,593 and $21,965, respectively. The effective portion of the hedge is recognized within comprehensive income within stockholders’ equity. There was no ineffectiveness associated with the hedge. The total amount recognized in other comprehensive income is expected to be reclassified to results in 2014, amount that is subject to change according to market conditions prevailing in 2014.

During 2013, 2012 and 2011, the Entity recognized gains of $48,001, $32,378 and $ 22,360, respectively, presented within constructions revenues for cash flow hedges that were liquidated in the year.

During the year ended December 31, 2013, 2012 and 2011, the Entity recognized a loss of $62,318 , $20,992 and $-, respectively, which were recorded in financial cost for cash flow hedges that were settled in the year.

As of April 29, 2014, fair value of these instruments has not significantly changed.

Sensitivity analysis

A sensitivity analysis was preformed considering the following exchange rate scenarios: -100 cents, -50 cents, -25 cents, +25 cents, +50 cents and +100 cents.

	Fair value at December, 2013	+100 cents	+50 cents	+25 cents	-25 cents	-50 cents	-100 cents
Total fair value	5,593	27,838	16,713	11,153	34	(5,524)	(16,636)
Variation in fair value		(22,245)	(11,120)	(5,560)	5,559	11,117	22,229

The sensitivity analysis below reflects the possible impact in to Entity’s stockholders’ equity based on the position of the derivative financial instruments at the end of the year:

2013
Effect in stockholders’ equity (after tax):
+100 cents	15,572
+50 cents	7,784
+25 cents	3,892
(25 cents)	(3,891)
(50 cents)	(7,782)
(100 cents)	(15,560)

21.	Income taxes

The Entity is subject to income tax and through 2013, the flat tax.

2014 Fiscal Reform

ISR - The rate was 30% for the years 2013, 2012 and 2011, and under the new Income Tax Law 2014 (2014 Income Tax Law) will continue at 30% for 2014 and subsequent years.

IETU - Since 2014 the flat tax was eliminated. Accordingly, the Company was subject to, and recognized, IETU through December 31, 2013, which is a tax based on cash flows from both income and deductions and certain tax credits in each year. The rate was 17.5%. As a result of the elimination of the tax, the Company canceled its existing deferred IETU balances through results of the period.

Through December 31, 2013, current income tax was based on the greater of ISR and IETU.

From 2008, the IMPAC Law was eliminated; however, in certain circumstances, recovery of IMPAC paid in the ten years immediately preceding that in which ISR is paid is permitted.

Through 2012, based on its financial projections, the Company recognized deferred income tax and flat tax. As of December 31, 2013, deferred income tax is solely determined based on ISR due to the abrogation of the flat tax.

a.	The income tax impacts are as follows:

Consolidated	statements of financial position:

	December 31,
	2013	2012
Assets:
Deferred income tax	$121,970	$172,023
Deferred IETU	—	(66,189)

Total long-term	$121,970	$105,834

Liabilities:
Current ISR	35,584	4,099

Current portion	$35,584	$4,099

Consolidated	statements of comprehensive income:

	Year ended December 31,
	2013	2012	2011
ISR:
Current	$73,315	$86,948	$3,588
Cancellation of liabilities of prior years	—	(275)	—

Total current income tax	73,315	86,673	3,588
Effect of deferred taxes of the year	53,842	81,439	(487)

Total ISR	127,157	168,112	3,101
IETU:
Current	—	13,911	435,090
Cancellation of liabilities of prior years	—	(149,301)	—
Cancellation of liabilities of prior years	(136)	—	—
Deferred	(66,092)	164,176	(271,787)

Total IETU	(66,228)	28,786	163,303

Income tax expense	$60,929	$196,898	$166,404

b.	The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of net income before income taxes is as follows:

	2013
	Companies incurring ISR
	Amount	Rate %
Income before income tax	$494,891
Current	73,315
Deferred	53,842
Cancellation of deferred IETU	(66,228)

Total income taxes	60,929	12.3%
Add (deduct) effects of permanent differences, non-deductible expenses and non-taxable income	(7,802)	(1.5%)
Inflationary effects	11,491	2.3%
Equity method in joint ventures	39,605	8.0%
Effect of modification of tax rates from fiscal reform	51,084	10.3%
Profit of derivative instruments recognized in comprehensive income	(6,589)	(1.3%)
Others	(251)	(0.1%)

Statutory rate	$148,467	30.0%

	2012
	Companies incurring ISR
	Amount	Rate %
Income before income tax	$711,367	—
Current	(48,718)	—
Deferred	245,616	—

Total income taxes	196,898	27.7%
Add (deduct) effects of permanent differences, non-deductible expenses and non-taxable income	(6,984)	(1.0%)
Inflationary effects	16,231	2.3%

	2012
	Companies that incurring ISR
	Amount	Rate %
Effect of foreign currency exchange	868	0.1%
Equity method in joint venture	4,325	0.6%
Effect of changes in tax rates	7,998	1.1%
Effects of estimating costs on customer advances	(5,926)	(0.8%)

Statutory rate	$213,410	30%

	2011
	Companies incurring in IETU
	Amount	Rate %
Income before income tax	$552,010	—
Current	438,678	—
Deferred	(272,274)	—

Total income taxes	166,404	30.1%
Add (deduct) effects of permanent differences, primarily non-deductible expenses and non-taxable revenues	(9,687)	(1.7%)
Royalties	(52,926)	(9.6%)
Exempt salaries and profit sharing provisions	(52,194)	(9.4%)
Foreign exchange not subject to flat tax	37,800	6.8%
Financial income	6,076	1.1%
Credit in inventories and fixed assets	2,192	0.4%
Other	(1,064)	(0.2%)

Statutory rate	$96,601	17.5%

c.	Deferred income tax recognized in other comprehensive income:

	Year ended December 31,
	2013	2012	2011
Deferred tax
Retirement benefit cost	$2,525	$(10,169)	$—
Effect on financial instruments treated as cash flow hedges	(6,411)	6,578	—

Total income tax recognized in other comprehensive income	$(3,886)	$(3,591)	$—

d.	The main items comprising the balance of the deferred ISR (asset) liability at December 31, 2013 and 2012, are:

	December 31,
	2013	2012
Deferred tax assets:
Advances from costumers	$(383,394)	$(330,627)
Estimated cost on advances from customers	(235,659)	(153,109)
Purchases abroad	(26,897)	(23,211)
Accrued expenses	(7,681)	(12,088)
Provisions	(551,466)	(578,216)
Labor obligations	(33,187)	(60,236)
Fixed assets	—	(2,167)
Others	—	(9)
Derivative financial instruments	—	(1,861)
Recoverable IMPAC	(3,640)	—
Tax loss carryforwards	(194,365)	—
	—	(65)
PTU provision	(11,232)	(12,623)

	$(1,447,521)	$(1,174,212)

	December 31,
	2013	2012
Deferred tax liabilities:	$1,249,706	$932,657
Cost and estimated earnings in excess of billings	—	13,508
Contract billings	15,863	21,089
Prepaid expenses	5,201	5,628
Revenues on estimated cost	23,444	26,693
Fixed assets (net)	31,235	—
Derivative financial instruments	3	—
Others	99	2,614

Total liabilities	$1,325,551	$1,002,189

Asset for deferred ISR, net	$(121,970)	$(172,023)

e.	The main items comprising the (asset) liability balance of deferred IETU at December 31, 2012 are as follows:

December 31,
2012
Deferred tax assets:
Accounts payable	$(12,700)
Tax credits permitted in inventory and fixed assets	(1,121)
Tax credits permitted by IETU law	(49,099)
Provisions for construction expected to be incurred at the end of the project, warranty reserves and contingencies reserves for construction projects and others, net	(21,571)

(84,491)

Deferred tax liabilities:
Fixed assets	45,180
Contract billings	12,891
Costs and estimates in excess billings on uncompleted contracts	92,609

150,680

(Asset) liability for deferred IETU, net	66,189

Asset for deferred ISR	(172,023)

(Asset) liability for IETU, deferred ISR net	$(105,834)

Based on its taxable income projections, the Entity did not recognize deferred income tax assets of $23,444 and $28,196 as of December 31, 2013 and 2012, respectively, as it does not believe that it will generate taxable income sufficient to realize the associated benefits.

f.	The movements of deferred tax assets during the year are as follows:

	December 31,
	2013	2012	2011
Beginning balance (asset)	$(105,834)	$(341,280)	$(68,946)
Income tax applied to results	(12,250)	245,615	(272,274)
Income tax applied to other comprehensive items	(3,886)	(10,169)	(60)

Total	$(121,970)	$(105,834)	$(341,280)

g.	In accordance with Mexican income tax law, tax losses from prior year may be carried forward, restated for inflation, against taxable income generated in the next ten years.

The amount of the Entity’s tax loss carry forwards for income tax purposes and recoverable IMPAC for which the deferred tax effects have been recognized, respectively can be restated and recovered according to the procedures established by applicable law. Expiration dates and restated amounts as of December 31, 2013, are as follows:

Year of	Tax loss	Recoverable
Expiration	carry forwards	IMPAC
2013	$—	$2,336
2015	—	2,414
2016	—	6,811
2017	—	5,080
2018	157,352	—
2022	100,328	—
2023	395,085	—

	$652,765	$16,641

h.	The balances of stockholders’ equity tax at December 31, 2013 and 2012 are as follows:

	December 31,
	2013	2012
Contributed capital account	$1,639,331	$869,348
Net consolidated tax profit account	168,634	971,666

Total	$1,807,965	$1,841,014

22.	Commitments and contingencies

The Entity is subject to certain commitments and contingencies, in addition to lease commitments mentioned in Note 19, as follows:

a.	Lawsuits and litigation - At December 21, 2013, the Entity was subject to legal proceedings and claims arising in the ordinary course of business. Management and legal advisers do not expect the Entity’s results of operations and financial condition as described in its consolidated financial statements will be materially impacted by the resolution of these matters.

b.	Tax lawsuits - As of the date hereof, the Entity is in the process of settling several tax disputes before the relevant authorities. Given that these disputes relate to the return or recovery of taxes paid by the Entity before filing such claims, it does not expect to pay any additional amounts in the event it does not obtain favorable resolutions of such matters.

c.	Performance guarantees. In the normal course of its operations, the Entity is required to guarantee its performance on its construction contracts, by means of letters of credit or bonds that guarantee compliance with its contracts or the quality of work performed. At December 31, 2013 the Entity has issued letters of credit in favor of its customers of $- and USD$52,240.

In addition At December 31, 2013 the Entity has also taken out bonds, mostly in favor of its customers of $3,307,259 and USD$155,938.

23.	Risk management

a.	Significant accounting policies

The significant accounting policies and methods adopted (including the criteria for recognition, valuation and the basis of recognition of related income and expenses) for each class of financial asset, financial liability and equity instrument are disclosed in Note 4.

b.	Categories of financial instruments and risk management policies

The main categories of financial instruments are:

		December 31,
Financial Assets	Risk classification	2013	2012
Cash	Credit	$109,069	$94,486
Cash equivalents	Credit and exchange rate	1,531,945	2,373,361
Customers(1)	Credit and exchange rate	644,859	713,049
Due from related parties	Credit and exchange rate	56,187	31,929
Other accounts receivables	Credit and exchange rate	51,880	65,776
Derivative financial instruments	Credit and exchange rate	5,593	21,965

(1)	Cost and estimated earnings in excess of billings on uncompleted contracts is not considered a financial instrument, therefore it is not included.

		December 31,
Financial liabilities	Risk classification	2013	2012
Derivative financial instruments	Exchange rate and liquidity	$—	$—
Notes payable	Interest rate, Exchange rate and liquidity	640,990	467,352
Trade account payable	Exchange rate and liquidity	1,286,275	1,934,863
Other accounts payable	Exchange rate and liquidity	1,470,922	1,485,327
Due to related parties	Exchange rate and liquidity	229,854	286,816
Long-term leasing agreements	Exchange rate and liquidity	31,473	34,269

Based on the nature of its activities, the Entity is exposed to different financial risks, mainly arising from the conduct of its ordinary business activities and its borrowings entered into to finance its operating activities. The financial risks to which the Entity is subject are mainly: market risk (interest rates, currency exchange rates and prices), credit and liquidity risk.

Periodically, the Entity’s management assesses risk exposure and reviews the alternatives for managing those risks, seeking to minimize the effects of these risks using financial derivatives to hedge risk exposures. The Company does not enter into derivatives for speculative purposes. The Board of Directors sets and monitors policies and procedures to measure and manage the risks to which the Entity is exposed, which are described below.

c.	Market risk

The Entity is exposed to price risks, mainly for the following activities:

Construction contracts

The Entity generally executes two kinds of construction contracts with its customers: (i) fixed price (“either lump-sum or not-to exceed”) or (ii) profit margin over cost (“unit price”). The risks associated with inflation, exchange rates and the price increases of each contract type, whether executed with the public or private sector, are usually evaluated in a different manner.

In the case of private sector unit price contracts, the customer generally assumes risks involving inflation, exchange rates and the price increases of materials used for contract purposes. Under a unit-price contract, the signing of the contract, the parties agree the price for each unit of work. However, Unit price contracts normally contain escalation clauses whereby the Entity reserves the right to increase the unit price of certain inputs based on inflation, exchange rate variations or price increases whenever these risks increase over and above the percentage specified in the contract.

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

In lump-sum contracts, not-to exceed contracts or where there are no escalation clauses in which the Entity undertakes to provide materials or services at the unit prices required for a project in the private sector generally require it to absorb risks related to inflation, exchange rate fluctuations and materials price increases. However, these risks are mitigated in the following manner: (i) when preparing its bid, the Entity considers these risks to determine project costs and applies certain economic variables provided by firms of acknowledged reputation as regards economic analysis; (ii) certain contractual arrangements are made with the Entity’s main suppliers, including the payment of advances to ensure fixed materials prices throughout the duration of the contract; and (iii) the exchange rate risk is mitigated by executing contracts with suppliers and subcontractors in the same currency as that used for the customer contract.

For those risks which cannot be mitigated or surpass acceptable levels, the Entity performs a quantitative analysis to determine the probability of each risk arising, measure its financial impact and adjust fixed contractual costs to an appropriate level.

For fixed price contracts in the public sector, the Public Works and Services Law protects the contractors when adverse economic conditions arise that could not have been anticipated at the time of awarding the contract and thus were not considered in the initial contract bid. The Public Works and Services Law allows the Controller’s Office (Secretaria de la Funcion Publica) to issue guidelines through which public works contractors may recognize increases in their initial contract prices as a result of adverse economic changes. The proposed application of these mechanisms for the public-to-private initiative is uncertain, but the proposed law would benefit the Public/Private Partnership (Proyecto para Prestacion de Servicios, or PPS) by introducing options to renegotiate, in good faith, the contract terms in the event of government action to increase the project costs or otherwise reduce contractual benefits to developers.

In recent years, the construction contracts have been increasingly of the fixed price type or mixed price contracts in which a portion of the contract is at fixed price and the rest at unit prices. Even though, the Entity has entered into contracts with unit pricing in the last three years, it believes that fixed price contracts are more prevalent in the construction market and the contracts that the Entity enters into in the future will reflect this shift to fixed price contracts.

Additionally, it is expected that due to trends toward financing, future contracts related to concessions, infrastructure construction and industrial construction will restrict the price adjustment contract for additional work performed due to incorrect specifications in the original contract.

Interest rate risk management - This risk principally stems from changes in the future cash flows of debt entered into at variable interest rates (or with short-term maturity and presumable renewal) as a result of fluctuations in the market interest rates. The purpose of managing this risk is to lessen the impact in the cost of the debt due to fluctuations in such interest rates. To mitigate this risk, the Entity enters into financial derivatives which ensure fixed interest rates, establish maximum limits (ceilings) or narrow fluctuation bands for interest payments, relative to a substantial portion of any debt affected by such risk.

Given its debt position as of the reporting periods presented herein, management of the Entity does not consider that its interest rate risk is significant related to its financial position, operations and cash flows.

Foreign exchange risk management - The Entity performs transactions denominated in foreign currency; consequently it is exposed to exchange rate risks which are managed within the parameters of approved policies. Accordingly, for this purpose, the Entity contracts exchange rate forwards whenever these instruments are considered to be effective. The main exchange rate risk is based on changes to the value of the Mexican peso against the US dollar.

In fixed price, lump sum or guaranteed maximum price contracts, estimates are made to try and contemplate the risk of fluctuations in the exchange rate between the Mexican peso and other currencies in which the contracts are expressed, included the related financing agreements, or other contracts entered into for the purchase of supplies, machinery or raw materials, ordinary expenses and other inputs. A severe devaluation or appreciation of the Mexican peso could also result in an interruption in the international currency markets and could limit the ability to transfer or convert pesos to U.S. dollars and other currencies in order to make timely payments of interest and principal on the related obligations expressed in U.S. dollars or in other currencies. Although the Mexican government does not currently restrict, and has not restricted since 1982, the right or ability of Mexican individuals or business entities to convert pesos into U.S. dollars or other currencies, or to transfer them outside Mexico, the Mexican government could institute exchange control policies in the future. It cannot be guaranteed that the Banco de México will maintain its current policy regarding the peso. The fluctuation of the currency may have an adverse effect on the Entity’s financial position, results of operations and cash flows in future years.

For the year ended December 31, 2013, approximately 47% of consolidated revenues were expressed in foreign currencies, mainly U.S. dollars. An appreciation of the Mexican peso against the U.S. dollar would reduce the dollar denominated revenues when expressed in pesos, whereas a depreciation of the peso against the U.S. dollar would increase the dollar denominated revenues when expressed in pesos.

For the year ended December 31, 2013, 2012 and 2011, approximately 43%, 66% and 55%, respectively, of the construction backlog was denominated in foreign currencies, and approximately 21%, 61% and 28%, respectively, of accounts receivable were denominated in foreign currencies. At December 31, 2013, 2012 and 2011, approximately 40%, 31% and 51%, respectively, of consolidated financial assets were denominated in foreign currencies. Moreover, at December 31, 2013 and 2012, roughly 42% and 57%, respectively, of the debt was expressed in foreign currency. A depreciation in the value of the Mexican peso against the dollar will increase the peso value of costs, expenses and obligations denominated in U.S. dollars, unless they were denominated in the same currency as the source of payment. For the year ended at December 31, 2013, the Mexican peso had a 2% depreciation against the U.S. dollar compared to the exchange rates at the end of 2012.

Foreign currency sensitivity analysis - The following sensitivity analyses are based on an instantaneous and unfavorable change in exchange rates which affect the foreign currencies in which the Entity’s debt is expressed. These sensitivity analyses cover all the assets and liabilities denominated in foreign currency, as well as its derivative financial instruments. Sensitivity is determinated by applying the hypothetical exchange rate change to its outstanding debt and making adjustments due to such fluctuations for the debt which is hedged by the financial derivatives.

As of December 31, 2013, a hypothetical, instantaneous and unfavorable change of 100 Mexican cents to the currency exchange rate applicable to the Entity’s receivables and debts, including derivative financial instruments only for hedging purposes, would have resulted in an estimated exchange loss of approximately $28 million pesos. The Entity did not hold any derivative financial instruments for trading purposes as of December 31, 2013.

The carrying values of monetary assets and liabilities denominated in foreign currency at the end of the reporting period are as follows:

	Liabilities		Assets
	December 31,		December 31,
Currency	2013	2012	2013	2012
U.S. dollars	179,885	257,512	125,844	144,876
Euros	—	646	86	34

The Exchange rates at financial statements date were:

	December 31, 2013	December 31, 2012
	Fix	Buy	Sell
American dollar Exchange rate:
Interbank	$13.0652	$12.8409	$12.8609
Euro exchange rate	18.0079	16.7388	17.2205

d.	Credit risk

Credit risk management - Credit risk refers to the risk whereby one of the parties defaults on its contractual obligations, thereby generating a financial loss for the Entity. To the extent possible, the objective of this risk management is to reduce its impact by reviewing the solvency of the Entity’s potential customers. Once contracts are underway, the credit rating of uncollected amounts is periodically evaluated and estimates are revised for allowance for doubtful accounts with corresponding entries to the statements of income and other comprehensive income in the period of the revision. The credit risk has historically been very limited.

The Entity’s maximum credit risk exposure is based on the table amounts detailed in the subsection b). Additionally, details of overdue, unimpaired accounts receivable are included in note 7.

The Entity has adopted the policy of only doing business with solvent parties and obtaining sufficient collateral when necessary, so as to mitigate the risk of financial losses derived from potential default. The Entity only performs transactions with entities with the best possible risk rating. The Entity’s credit exposure is reviewed and approved by senior management committees. The credit risk derived from cash, cash equivalents and derivative financial instruments is limited because counterparties are banks with high credit ratings assigned by credit bureaus. The financial instruments which potentially expose the Entity to credit risks are primarily composed by receivable certifications and uncertified work completion (generically known as “construction instruments”) and other accounts receivable.

Claims are occasionally filed against customers for additional project costs which exceed the contract price or for amounts which were not included in the original contract price, including modification orders. This type of claim is filed for issues such as delays attributable to the customer, higher unit prices or the modification of the initial project scope, thereby resulting in additional indirect or direct costs. These claims are often subject to long arbitration or legal processes or procedures involving external experts, meaning that it is difficult to accurately forecast when they will be definitively resolved. When this occurs and it has unresolved claims, the Entity can invest significant amounts of working capital in projects to cover excess costs while claims are resolved.

Regarding particular modification orders, the Entity can reach an agreement with the customer regarding the work scope, albeit without determining the final price. In this case, the opinion of external experts may be required to appraise unfavorable prices determined outside the Entity’s control. As of December 31, 2013 the Entity had an allowance for doubtful accounts of Ps.3,937 related to commercial contracts and accounts receivable. The failure to quickly recover resources from this type of claim and modification orders could have a significant adverse effect on the Company’s liquidity and financial position.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by recognized rating agencies.

Other accounts receivable consist of amounts owed by debtors. The Entity considers that these amounts do not result in significant concentrations of credit risk.

e.	Liquidity risk

Liquidity risk management - This risk is generated by temporary differences between the funding required by the Entity to fulfill business investment commitments, debt maturities, current asset requirements, etc., and the origin of funds generated by the regular activities of the Entity, different types of bank financing and disinvestment. The objective of the Entity in the management of this risk is to maintain a balance between the flexibility, period and conditions of credit facilities contracted to manage short, medium and long-term funding requirements. The Executive Committee of the Entity is ultimately responsible for liquidity management. This Committee has established appropriate liquidity management guidelines. The Entity manages its liquidity risk by maintaining reserves, financial facilities and adequate loans, while constantly monitoring projected and actual cash flows and reconciling the maturity profiles of financial assets and liabilities.

The following table details the remaining contractual maturity of the Entity’s non-derivative financial liabilities, together with agreed repayment periods. This table has been prepared based on the projected non-discounted cash flows of financial assets and liabilities at the date on which the Entity must make payments. Contractual maturity is based on the earliest date when the Entity must make the respective payment.

As of December 31, 2013	Up to 1 year	Up to 2 years	Up to 3 years	Up to 4 years	Total
Notes payable	$640,990	$—	$—	$—	$640,990
Suppliers	1,286,275	—	—	—	1,286,275
Other accounts payable	1,470,922	—	—	—	1,470,922
Due to related parties	229,854	—	—	—	229,854
Long-term leases	—	23,161	7,642	670	31,473

Total	$3,628,041	$23,161	$7,642	$670	$3,659,514

As of December 31, 2012	Up to 1 year	Up to 2 years	Up to 3 years	Up to 4 years	Total
Notes payable	$467,352	$—	$—	$—	$467,352
Suppliers	1,934,863	—	—	—	1,934,863
Other accounts payable	1,485,327	—	—	—	1,485,327
Due to related parties	286,816	—	—	—	286,816
Long-term leases	—	20,329	12,199	1,741	34,269

Total	$4,174,358	$20,329	$12,199	$1,741	$4,208,627

The Entity expects to meet its liabilities with its operational cash flows and resources received from the maturity of its financial assets. Furthermore, the Entity has access to revolving credit lines with different banking institutions.

f.	Financial instruments at fair value

This note provides information about how the Company determines fair values of various financial assets and financial liabilities. Fair value of the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis.

Some of the Company’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used):

Financial assets and liabilities	Fair value at		Fair value hierarchy	Valuation models and key inputs	Not visible significant inputs	Relation of not visible inputs for fair value
	2013	2012
Foreign currency forward contacts (see Note 20)	Assets for: $5,593 Liabilities for: $0	Assets for: $21,965 Liabilities for: $0	Level 2	Future cash flows discounted are
calculated using period exchange
rates (since foreseeable exchange
rates at the end of the reference
period) and forward contract rates,
discounted at a rate that shows
				credit risk of counterparties	NA	NA

During the period there were no transfers between Level 1 and 2.

The Entity considers carrying amount of all other financial assets and liabilities shown in financial statements approximate their fair value given their nature and short-term maturity.

24.	Stockholder´s equity

a.	Equity risk management

The objectives of the Entity with respect to management of its equity risk, are intended to maintain an optimum financial-net worth structure, to reduce capital costs and safeguard its capacity to continue its operations with solid indebtedness ratios.

The Entity is not subject to any externally imposed requirements for managing capital.

The equity structure is essentially managed through the maintenance of adequate levels of Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), which is calculated in the following manner: income attributable to controlling interests plus income attributable to non-controlling interests, discontinued operations, income taxes, other expenses (income), net, plus the participation in the equity held in unconsolidated subsidiaries and associated entities, plus borrowing costs, depreciation, amortization and the borrowing costs included in the cost of sales of projects financed during the construction stage:

	December 31,
	2013	2012
Income from controlling interest	$433,955	$514,468
Income from non-controlling interest	7	1
Income taxes	60,929	196,898
Borrowing cost	28,005	(139,448)
Other income	(1,469)	(100)
Depreciation and amortization	110,565	95,681
Interest expense included in cost of sales	24,277	11,113

EBITDA	$656,269	$678,613

b.	At December 31, 2013 and 2012 the share capital is variable, with a fixed minimum of $ 270 and is divided into two parts social (Series A and Series B). The series A represents 51% of the capital and can only be acquired by Mexicans Series B represents 49% of the capital and subscription is free. Social capital are as follows

	Series	December 31,
Partner	Class	2013	2012
Constructoras ICA, S. A. de C. V.	“A”	$479,310	$173,310
Fluor Daniel México, S. A.	“B”	460,514	166,514

Historical value		939,824	339,824
Contributed capital unpaid		—	—

		$939,824	$339,824

c.	Stockholders’ equity, except restated paid-in capital and tax retained earnings will be subject to income tax at the rate in effect upon distribution. Any tax paid on such distribution may be credited against annual and estimated income tax of the year in which the tax on dividends is paid and the following two fiscal years, against the exercise tax and interim payments.

d.	Retained earnings include the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason.

e.	At December 31, 2013 and 2012, the legal reserve is $57,965.

f.	The stockholders’ extraordinary general meeting of December 2013, resolved to increase in cash $600,000 of capital stock in its variable part.

g.	The stockholders’ extraordinary general meeting of September 30, October 14, and December 31, 2013 resolved to declare dividends for $50,000, $600,000 and $300,000, respectively. At December 31, 2013, these dividends have been fully paid.

h.	The stockholders’ extraordinary general meeting of March 1, 2012, resolved to refund $ 100,000 of capital stock of the Bank and in December 2012 resolved to increase the Entity’s variable capital by $50,000

25.	Other comprehensive income

Other comprehensive income is as follows:

	Actuarial losses for labor obligations			Effect of foreign currency translation			Gain on cash flow hedges			Total
	Amount	Taxes	Total	Amount	Taxes	Total	Amount	Taxes	Total	Amount	Taxes	Total
Balance at January 1, 2012	$—	$—	$—	$—	$—	$—	$(54,814)	$—	$(54,814)	$(54,814)	$—	$(54,814)
Reclassifications of the year	—	—	—	—	—	—	54,814	—	54,814	54,814	—	54,814
Movements of the year	(48,688)	10,169	(38,519)	(42)	12	(30)	21,965	(6,590)	15,375	(26,765)	3,591	(23,174)
Balance at December 31, 2012	(48,688)	10,169	(38,519)	(42)	12	(30)	21,965	(6,590)	15,375	(26,765)	3,591	(23,174)
Reclassifications of the year	—	—	—	—	—	—	(21,965)	6,590	(15,375)	(21,965)	6,590	(15,375)
Movements of the year	(5,539)	(2,525)	(8,064)	(329)	99	(230)	925	(278)	647	(4,943)	(2,704)	(7,647)

Balance at December 31, 2013	$(54,227)	$7,644	$(46,583)	$(371)	$111	$(260)	$925	$(278)	$647	$(53,673)	$7,477	$(46,196)

The gain on cash flow hedges represents the changes in fair value of cash flow hedges disclosed in Note 20.

Effects of foreign currency translation represents the effects of converting the financial information of foreign operations from functional currency to reporting currency.

Actuarial losses for labor obligations represents remeasurement effects on employee benefits under defined benefit plans.

26.	Non-controlling interest in consolidated subsidiaries

Non-controlling interest is as follows:

	December 31,
	2013	2012
Common stock	$2	$2
Retained earnings and others	13	7

	$15	$9

Changes in non-controlling interest are generally from the participation of the non-controlling interest holder in the results of the subsidiaries and dividends.

27.	Construction cost

a.	Cost of sales from continuing operations consist of the following:

	Year ended December 31,
	2013	2012	2011
Direct cost	$6,799,340	$9,746,608	$7,570,081
Indirect cost	2,177,080	1,622,949	1,410,717

	$8,976,420	$11,369,557	$8,980,798

b.	Costs and expenses for depreciation, amortization and employee benefits are as follows:

	Year ended December 31, 2013
	Direct cost	Indirect cost	Total
Wages and salaries	$1,322,502	$600,384	$1,922,886
Construction materials inventory	2,857,013	—	2,857,013
Rent and depreciation	241,316	37,347	278,663
Subcontractors	1,776,470	—	1,776,470
Administrative Services	—	641,024	641,024
Others	602,039	898,325	1,500,364

	Year ended December 31, 2012
	Direct cost	Indirect cost	Total
Wages and salaries	$1,366,376	$456,045	$1,822,421
Construction materials inventory	4,780,407	—	4,780,407
Rent and depreciation	222,003	35,786	257,789
Subcontractors	2,530,555	—	2,530,555
Administrative Services	—	189,985	189,985
Others	847,267	941,133	1,788,400

	Year ended December 31, 2011
	Direct cost	Indirect cost	Total
Wages and salaries	$749,773	$372,042	$1,121,815
Construction materials inventory	4,111,169	—	4,111,169
Rent and depreciation	235,593	45,115	280,708
Subcontractors	1,850,068	—	1,850,068
Administrative Services	—	196,918	196,918
Others	623,478	796,642	1,420,120

28.	Other income

Other income, net is comprised as follows:

	For the year ended at December 31
	2013	2012	2011
Profit in fixed assets disposal	$1,045	$100	$551
Tax recovery income	424	—	—

	$1,469	$100	$551

29.	Transactions and balances with related parties

All of the companies mentioned below belong to the same group of partners (Empresas ICA, S. A. B. de C. V. and Fluor Corporation Inc.) and all related party transactions are of the same business nature as the Entity’s.

a.	As of December 31, 2013 and 2012, due from and due to related parties is as follows:

	December 31,
	2013	2012
Accounts receivable:
Ethylene XXI Contractors, S.A.P.I. de C.V.	$146,648	$—
Empresas ICA, S. A. B. de C. V.	45,192	—
Etileno XXI Services, B.V.	1,521	—
ICA Risk Management Solutions Agente de Seguros y de Fianzas S.A. de C.V.	1,160	—
Grupo ICA, S. A. de C. V.	196	37
ICA Infraestructura, S. A. de C. V.	52	52
Interim Project Solutions, S. de R. L. de C. V.	145	113
Fluor Daniel South America Limited	—	31,712
Fluor Corporation, Inc.	—	15

Total	$194,914	$31,929

Accounts payable:
Ingenieros Civiles Asociados, S. A. de C. V.	$43,986	$143,527
ICA Ingeniería, S. A. de C.V.	758	—
Caribbean Thermal Electric, LLC.	393	386
Constructoras ICA, S. A. de C. V.	379	379
Dominican Republic Combined Cycle, LLC.	26	26
Fluor Enterprises, Inc.	126,653	1,054
Fluor Daniel México, S. A.	35,598	114,439
Ameco Services, S. de R. L. de C. V.	10,305	15,701
Fluor Daniel Latin America, Inc.	8,660	5,197
Fluor Daniel Technical Services, Inc.	2,611	3,341
TRS Internacional Group, S. de R. L. de C.V.	485	2,766

Total	$229,854	$286,816

As of December31, 2013 and 2012, accounts receivable and accounts payable with related parties are comprised of unsecured current account balances which bear no interest and are payable in cash in 30 days, except for royalties payable to Fluor Daniel México, S. A., Constructoras ICA, S. A. de C. V. and Ingenieros Civiles Asociados, S. A. de C. V., which are payable within 15 days of the quarter-end in the case of royalties, as well as are dividends, provided the Entity’s cash flow so allows.

Terms of related party agreements may vary based on negotiations with each party. Based on the Entity’s past experience, management does not believe there are any items of doubtful recovery with respect to its related party receivables.

b.	Transactions with related parties, carried out in the ordinary course of business were as follows:

	Year ended December 31,
	2013	2012	2011
Revenues:
Engineering services (1)	$473,814	$22,337	$69,753
Other income	17,614	5,156	10,333

	$491,428	$27,493	$80,086

Expenses:
Services received (6) and (7)	$713,652	$226,566	$257,686
Royalties (2) and (3)	269,941	356,841	302,432
Property rental (4)	—	10,025	27,659
Equipment rental (5)	59,415	56,676	61,092
Other expenses	228	2,831	5,507

	$1,043,236	$652,939	$654,376

The Entity has executed the following contracts with related parties, generating the aforementioned transactions:

1)	Engineering services agreements with several related parties for several projects, the terms of which depend on the execution of the work and which are subject to annual reviews when material changes in the established prices are expected.

2)	Royalty agreement with Fluor Daniel México, S. A., effective from 1999, which specifies payment of a royalty for the use of trademarks equal to 1.5% of certain construction revenues. The agreement is for an indefinite term.

3)	Royalty agreement with Ingenieros Civiles Asociados, S. A. de C. V., effective from 1999, which specifies payment of a royalty for the use of trademarks equal to 1.5% of certain construction revenues. The agreement is for an indefinite term.

4)	Lease agreement with ICA Propiedades Inmuebles, S. A. de C. V. for the offices located on Río Becerra. This lease has been approved by the legal owner of the building. The agreement was renewed for a one-year period as of April 30, 2012.

5)	Lease agreement with Ameco Services, S. de R. L. de C. V. for machinery, equipment, tools, and services. The lease is for a compulsory ten-year term commencing in October 1998. The agreement automatically renews on an annual basis.

6)	In August 2010, the Entity executed a services agreement with TRS International Group, S. de R. L. de C. V., its maturity depends on project requirements.

7)	In December 2010, the Entity executed an engineering services agreement with Fluor Daniel Latin America, Inc. for the El Boleo project, the period of which depends on work performance. Annual reviews are performed whenever established prices are subject to significant changes.

30.	Retirement benefit obligation

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

The plans in Mexico typically expose the Company to actuarial risks such as: investment risk, interest rate risk, longevity risk and salary risk.

Investment risk	The present value of the defined benefit plan liability is calculated using a discount rate determined by reference to long- term government bond yields. To select the discount rate, the rate of the bond yield is determined based on a term that is similart to the duration of the obligations of labor liabilities of the Entity. This rate is obtained from a company dedicated to provide updated prices for the valuation of financial instruments, as well as comprehensive calculation, reporting, analysis, and risks related to these prices, and that is regulated by the National Banking and Securities Commission. Considering the average days on which would be payable the benefits and not the maturity of the bond, which means that the discount rate will depend on the expected flow of benefit payments from plan.

Interest Risk - A decrease in the bond interest rate will increase the plan liability; however, this will be partially offset by an increase in the return on the plan’s debt investments.

Longevity risk - The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.

Salary Risk - The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plan’s liability.

The most recent actuarial valuation of the defined benefit obligation were carried out at December 31, 2013 by Mercer, which employs actuaries certified by the Colegio Nacional de Actuarios de Mexico. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used for actuarial valuations were the following:

	2013%	2012%
Discount for present value of labor benefits	7.00%	6.50%
Salaries increase	5.50%	5.50%

Amounts recognized in comprehensive income:

	Year ended December 31,
	2013	2012	2011
Service cost:
Current service cost	$27,711	$21,852	$16,473
Past service cost	—	859	43,274
Net interest expense	15,929	16,347	12,839

Period costs recognized in results	43,640	39,058	72,586

	Year ended December 31,
	2013	2013	2013
Components of defined benefit costs recognised in results:
Return on plan assets (excluding amounts recorded in financial expenses)	2,234	275	1,048
Actuarial gains or losses from demography hypothesis	2,937	—	—
Actuarial gains or losses from financial hypothesis	(18,231)	48,413	870
Actuarial gains or losses from experience adjustments	18,599	—	—

Components of defined benefit costs recognized in other comprehensive income	5,539	48,688	1,918

Total	$49,179	$87,746	$74,504

The current service cost and the net interest expense for the year are included in the employee benefits expense in results.

For the years ended December 31, 2013, 2012 and 2011, $43,640, $39,058 and $72,586, respectively, was recorded in cost of goods sold.

The remeasurement of the net defined benefit liability is included in other comprehensive income.

The following information shows a detail of the most significant plans of the company.

Amounts included in the consolidated statement of financial position arising from the entity´s obligation related to defined employees benefit are as follows:

		December 31,
	2013	2012	2011
		(As adjusted; see Note 4.a)	(As adjusted; see Note 4.a)
Present value of funded defined benefit obligation	$(400,062)	$(354,874)	$(269,868)
Fair value of plan assets	164,692	108,403	54,284

Net liability from defined benefits obligation	$(235,370)	$(246,471)	$(215,584)

Changes in present value of the obligation for defined employee’s benefits during the period were as follow:

	Year ended December 31,
	2013	2012
		(As adjusted; see Note 4.a)
Present value of the obligation for defined employees benefits at January 1	$354,874	$269,868
Current service cost	27,711	21,852
Interest cost	22,395	20,463
Remeasurement adjustments:
Actuarial gains or losses from demography hypothesis	2,937	—
Actuarial gains or losses from financial hypothesis	(18,230)	48,413
Actuarial gains or losses from experience adjustments	18,599	—
Past service cost including losses and (profits) in reductions	—	859
Benefits paid	(8,224)	(6,581)

Present value of the obligation for defined employees benefits at December 31	$400,062	$354,874

Changes in present value plan assets:

	Year ended December 31,
	2013	2012
		(As adjusted; see Note 4.a)
Initial balance of plan assets at fair value	$108,403	$54,284
Interest income	6,467	4,115
Re-measurement gain(loss):
Efficiency of plan assets (excluding amounts recognized in financial cost)	(2,234)	(275)
Employer contributions	59,214	56,121
Benefits paid	(7,158)	(5,842)

Total plan assets at fair value	$164,692	$108,403

The actuarial assumptions to determine the defined obligation are: the discount rate and the salary increase. The following sensibility analysis is determined based on reasonable changes that could occur at the end of the period, keeping constant all other variables:

•	If the base discount rate increases (decreases) 50 points, the obligation for defined benefits would decrease $17,948 (increase $18,838).

•	If the salary rate were to increase (decrease) by 0.5%, the obligation for defined benefits would increase $18,236 (decrease $17,632).

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the statement of financial position.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from prior years.

Defined contribution plans:

As part of its employee benefits, the Entity has defined contribution plans covering all employees under which the Entity contributes a maximum of 12.5% of each employee’s annual salary.

At December 31, 2013, 2012 and 2011, the Entity has established a fund to which it contributes to cover the defined contribution plan which amounts to $39,494, $29,205 and $19,735, and is invested in deposits financial institutions at market interest rates. The amount of contributions to the plan during the years ended December 31, 2013, 2012 and 2011 was $8,804, $8,047 and $4,419, respectively.

31.	Non-cash transactions

During the years ended December 31, 2013, 2012 and 2011 the Entity carried out the following transactions, which did not generate or utilize cash and thus are not presented in the cash flows.

	2013	2012	2011
Purchases of fixed assets under finance leases	$45,410	$71,217	$26,720
Fair value of derivative instruments	(21,040)	76,779	(92,247)
Unpaid issuance of common stock	—	—	49,000

32.	Authorization for issuance of financial statement

On April 29, 2014, the issuance of these consolidated financial statements was authorized by Ing. Juan Carlos Santos Fernandez Director, and James Robert Breuer the Entity’s Director of Operations, and Lic. Juan Carlos Becerra Posada the Entity’s Accounting and Finance Manager, for their issuance and subsequent approval by the Audit Committee and, if applicable, the Board of Directors. The consolidated financial statements must also then be approved by the Entity’s partners, who have the authority to modify the Entity’s consolidated financial statements.

* * * * * * *