Form 20-F
period 2014-12-31
ICA CORP
filed 2015-04-30
CIK 885012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 615,815,335 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☑

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

We publish our consolidated financial statements in Mexican pesos. References in this annual report to “dollars,” “U.S.$” or “U.S. dollars” are to United States dollars. References to “Ps.” or “pesos” are to Mexican pesos. This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 14.74 to U.S.$ 1.00, the exchange rate determined by reference to the free market exchange rate as reported by Banco de Mexico, or Banxico, as of December 31, 2014.

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

		As of and for the year ended December 31,
	2014	2014	2013	2012	2011	2010
	(Millions of U.S. dollars)(1)	(Thousands of Mexican pesos, except share, per share and per ADS data)
Comprehensive Income (Loss) Data:
Total revenues	2,420	35,657,813	29,556,198	38,122,121	34,258,849	28,229,235
Fair value upon initial recognition of real estate inventories(6)	75	1,099,381	—	—	—	—
Gross profit(5)	443	6,522,393	6,083,386	4,923,899	5,281,040	3,958,119
General expenses	208	3,065,674	3,012,282	3,695,296	2,903,749	2,037,699
Other expenses (income), net(2)	13	180,908	(61,467)	(449,973)	(490,143)	38,188
Operating income	297	4,375,192	3,132,571	1,678,576	2,867,434	1,882,232
Financing cost, net	574	8,454,286	3,379,003	1,159,846	3,321,463	1,100,954
Share in results of joint ventures and associated companies	(37)	(549,203)	(350,198)	(409,051)	(286,033)	46,482
Income tax (benefit) expenses	(68)	(1,002,628)	(595,905)	(34,792)	(337,683)	102,840
Income (loss) from continuing operations	(172)	(2,527,263)	699,671	962,573	169,687	724,920
Income from discontinued operations, net	30	441,374	722,680	566,658	1,577,402	245,992
Consolidated net (loss) income for the year	(142)	(2,085,889)	1,422,351	1,529,231	1,747,089	970,912
Total other comprehensive income (loss), net	24	352,479	641,451	(709,832)	636,483	(346,971)
Total comprehensive (loss) income	(118)	(1,733,410)	2,063,802	819,399	2,383,572	623,941
Consolidated net income attributable to noncontrolling interest	64	937,649	998,799	574,193	309,954	341,458
Consolidated net (loss) income attributable to controlling interest	(206)	(3,023,538)	423,552	955,038	1,437,135	629,454
Basic and diluted (loss) earnings per share of controlling interest from continuing operations	—	(5.695)	(0.490)	(0.640)	(0.220)	(0.592)
Basic and diluted earnings per share of controlling interest from discontinued operations	—	0.725	1.185	0.935	2.498	0.380
Basic and diluted earnings per share of controlling interest from consolidated net (loss) income(3)	—	(4.970)	0.695	1.575	2.275	0.971
Basic and diluted earnings per ADS of controlling interest from consolidated net (loss) income(3)	—	(19.88)	2.78	6.30	9.10	3.884
Weighted average shares outstanding (000s):
Basic and diluted(3)	—	608,392	609,690	606,233	631,588	648,183

Statement of Financial Position Data:
Total assets	8,026	118,266,365	101,507,144	98,269,924	90,548,366	65,995,942
Long-term debt(4)	3,209	47,285,570	28,815,544	36,161,067	26,727,486	23,627,569
Capital stock	575	8,478,845	8,407,533	8,370,958	8,334,043	8,950,798
Additional paid-in capital	495	7,296,739	7,140,502	7,043,377	7,091,318	7,085,535
Total stockholders’ equity	1,483	21,850,419	24,131,782	20,433,901	20,757,910	19,345,371

Other Data:
Capital expenditures	468	6,901,848	8,113,233	4,201,421	5,230,202	6,892,795
Depreciation and amortization	73	1,070,908	1,022,321	929,300	1,130,448	1,070,455

(1)	Except share, per share, and per ADS data. Amounts stated in U.S. dollars as of and for the year ended December 31, 2014 have been translated at a rate of Ps. 14.74 to U.S.$ 1.00 using the Banxico free market exchange rate on December 31, 2014.
(2)	For 2014, includes principally (i) Ps. 194 million for the additional payments made as part of the acquisition cost of San Martín Contratistas Generales, S.A., or San Martin, (ii) Ps. 17 million in loss on sales of shares mainly related to the Aguas Tratadas del Valle de Mexico consortium, or ATVM, and (iii) Ps. 10 million in gain on sales of property, plant and equipment. For 2013 includes principally, (i) Ps. 544 million for adjustments to contingent consideration for the acquisition of San Martin, (ii) Ps. 586 million in gain on sales of shares mainly related to Red de Carreteras de Occidente, S.A.B. de C.V., or RCO, and (iii) Ps. 12 million in gain on sales of property, plant and equipment. For 2012, includes principally (i) Ps. 436 million as a result of the revaluation of certain investment property, and (ii) Ps. 13 million in gain on sales of property, plant and equipment. For 2011, includes principally (i) Ps. 467 million in gain on sales of investments and (ii) Ps. 1 million in gain on sales of property, plant and equipment. For 2010, includes principally Ps. 9.7 million in gain on sale of investments related to Los Portales with the remainder related to the gain on sale in property, plant, and equipment.
(3)	Basic earnings per share and per ADS are based on the weighted average number of shares outstanding during each period and are calculated assuming a ratio of four shares per ADS. Diluted earnings (loss) per share and per ADS are calculated by giving effect to all potentially dilutive common shares outstanding during the period. The dilutive effect of our potential ordinary shares does not have a material effect on our determination of earnings per share; thus, diluted earnings per share approximates basic earnings per share for the years ended December 31, 2014, 2013, 2012, 2011 and 2010.
(4)	Excluding current portion of long-term debt and is presented net of commissions.
(5)	Gross profit is calculated as the sum of construction revenues, concession revenues and sales of assets and other, less their respective costs, and does not include fair value upon recognition of real estate inventories.
(6)	Represents the adjustment to fair value for an acquisition by our subsidiary State Town Corp, S.A. of a property in Panama. See “Item 5. Operating and Financial Review and Prospects—Operating Results” and Note 10 to our consolidated financial statements.

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

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)
2009	15.41	12.63	13.06	13.58
2010	13.19	12.16	12.38	12.62
2011	14.25	11.51	13.95	12.43
2012	14.37	12.63	12.96	13.15
2013	13.43	11.98	13.10	12.76
2014	14.75	12.85	14.75	13.77
October	13.57	13.39	13.48	13.48
November	13.92	13.54	13.92	13.61
December	14.79	13.94	14.75	14.52
2015:
January	15.01	14.56	15.01	14.70
February	15.10	14.75	14.94	14.92
March	15.58	14.93	15.25	15.24
April (through April 24)	15.43	14.80	15.38	15.187

(1)	Average of month-end rates or daily rates, as applicable.

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

On April 24, 2015, the exchange rate was Ps. 15.38 per U.S.$ 1.00, according to the U.S. Federal Reserve Board. The above rates may differ from the actual rates used in the preparation of the financial statements and the other financial information appearing in this Form 20-F.

For a discussion of the effects of fluctuations in the exchange rates between the Mexican peso and the U.S. dollar, see “Item 10. Additional Information—Exchange Controls.”

B. RISK FACTORS

Risks Related to Our Operations

Our performance is tied to Mexican public sector spending on infrastructure facilities.

Our performance historically has been tied to Mexican public sector spending on infrastructure facilities and to our ability to bid successfully for such contracts. Mexican public sector spending, in turn, generally has been dependent on the state of the Mexican economy. A decrease in public sector spending as a result of a deterioration of the Mexican economy, changes in Mexican governmental policy, or for other reasons can have an adverse effect on our financial condition and results of operations. Beginning in the second half of 2008 and due to the impact of the credit crisis and turmoil in the global financial system, the rate of awards of infrastructure projects in Mexico was slower than contemplated under the National Infrastructure Program, although we did see an increase in contracting in 2010 and 2011 for our company. Federal elections were held in Mexico on July 2, 2012. Enrique Peña Nieto of the political party known as the Partido Revolucionario Institucional, or PRI, obtained a plurality of the vote and assumed office on December 1, 2012. Although the PRI won a plurality of the seats in the Mexican Congress, no party succeeded in securing a majority in either chamber of the Mexican Congress. The absence of a clear majority by a single party is likely to continue at least until the Congressional election in 2015. In the period leading up to and following the change in presidential administration, the number of large public sector construction contracts the Mexican government offered for public bidding decreased. The rate of awards decreased in 2014 due to a decrease in public works spending in Mexico. In 2015, we cannot provide any assurances that the rate of awards will not increase or decrease. These and other delays, including delays in payment, can also result from the federal, state or local administration reviewing the terms of project contracts granted by the previous administration or authorities pursuing different priorities than the previous administration or authority. Additionally, the Mexican government may face budget deficits that prohibit it from funding proposed and existing projects or that cause it to exercise its right to terminate our contracts with little or no prior notice. We cannot provide any assurances that economic and political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operation. See “—Risks Related to Mexico and Other Markets in Which We Operate—Economic and political developments in Mexico could affect Mexican economic policy and adversely affect us.”

We have faced, and may continue to face, liquidity constraints.

In recent years we have faced substantial constraints on our liquidity due to financing requirements for new projects. Our expected future sources of liquidity include cash flow from our construction activities, asset sales and third party financing or raising capital to fund our projects’ capital requirements. We cannot assure you that we will be able to continue to generate liquidity from any of these sources.

Our indebtedness could adversely affect our financial condition and results of operations.

We continue to face large funding needs for new projects that require full or partial financing and guarantees in the form of letters of credit and continuing financing needs from our current projects. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Our outstanding consolidated indebtedness to banks, financial institutions and others was Ps. 53,779 million as of December 31, 2014. This indebtedness may constrain our ability to raise incremental financing or increase the cost at which we could raise any such financing and increase our annual interest expense. We cannot assure you that our business will generate cash in an amount sufficient to enable it to service its debt or to fund its other liquidity needs, which may adversely affect our overall performance. We may need to refinance all or a portion of our debt, on or before maturity. We cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms.

In addition, the indentures under which we issued U.S.$ 500 million, U.S.$ 350 million and U.S.$ 700 million of notes at the holding company level in February 2011, July 2012 and May 2014, respectively (of the U.S.$ 350 million issued in July 2012, U.S.$ 150 million are currently outstanding as a result of our May 2014 tender offer), and facility agreements with certain commercial banks contain, and any future indebtedness we incur may contain, various covenants and conditions that limit our ability and the ability of certain of our subsidiaries to, among other things: incur or guarantee additional debts; create liens; enter into transactions with affiliates; and merge or consolidate with other companies. As a result of these covenants, we are limited in the manner in which we conduct our business and may be unable to engage in certain business activities.

We may have difficulty raising additional capital in the future on favorable terms, or at all, which could impair our ability to operate our business or achieve our growth objectives.

In the event that our cash balances and cash flow from operations, together with borrowing capacity under our credit facilities, becomes insufficient to make investments or acquisitions or provide necessary additional working capital in the future, we could require additional financing from other sources. Our ability to obtain such additional financing will depend in part upon prevailing capital market conditions, as well as conditions in our business and our operating results, and those factors may affect our efforts to arrange additional financing on terms that are satisfactory to us. The market volatility in recent years has created downward pressure on stock prices and credit capacity for certain issuers, often without regard to those issuers’ underlying financial strength, and for financial market participants generally. If adequate funds are not available, or are not available on acceptable terms, as could be the case if market disruptions occur, our ability to access the capital markets could be adversely affected, and we may not be able to make future investments, pay our debts, take advantage of acquisitions or other opportunities, or respond to competitive challenges. We could also seek to partner with competitors with more access to cash or financing, which could build our competitors’ experience and weaken our competitive position relative to them.

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

In the past we experienced significant losses due to risks assumed by us in fixed price and not-to-exceed contracts, and we may face similar difficulties in the future. For example, a number of our construction contracts specify fixed prices for various raw materials and other inputs necessary for the construction business, including steel, asphalt, cement, construction aggregates, fuels and various metal products. Increased prices of these materials can negatively affect our results if we are unable to transfer the risk to the client. Under the terms of many of our fixed price contracts, we have been required to bear the cost of the increases in the cost of raw materials from the time we entered into the contracts, which has adversely affected our results of operations and liquidity. While we may enter into long term contracts with certain providers of cement and steel for the life of some of our larger projects, we have generally relied on purchases from various suppliers. Prices for various steel products increased significantly between 2003 and 2008, we believe due in part to a decrease in production and global consumption because of the global financial crisis, but stabilized beginning in 2009 and continuing through 2014. Although we seek to negotiate for the recovery of the increase in the cost of raw materials in our contracts whenever possible, we cannot assure you that we will be successful in recovering any portion of these cost increases, which will negatively affect our operating margins.

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

Our increasing participation in projects and other operations, particularly including our participation in joint ventures and affiliates, or acquisitions, outside Mexico involves greater and different risks than those typically faced in Mexican projects and could jeopardize our profits.

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

Our hedging contracts may not effectively protect us from financial market risks including exchange rate risk and may negatively affect our cash flow.

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

We have entered into various types of hedges, including with respect to foreign currency exposure, and other trading derivative instruments for the terms of some of our credit facilities with the objective of reducing the uncertainties resulting from interest rate and exchange rate fluctuations. To date, our derivative financial instruments have had mixed results. Their marked-to-market valuation as of December 31, 2014 increased our derivative liabilities by Ps. 75 million and increased our derivative assets by Ps. 192 million.

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

As of December 31, 2014, we had total cash and cash equivalents of Ps. 7,081 million, of which Ps. 2,203 million was restricted, as compared to Ps. 2,047 million of restricted cash as of December 31, 2013. Restricted cash is presented as a separate line item in our statement of financial position. As of December 31, 2014, we held Ps. 3,154 million that represent 45% of our consolidated cash and cash equivalents (including restricted cash) through less-than-wholly owned subsidiaries (including 40% in the Airports segment and 3% in San Martin Contratistas Generales, S.A., or San Martin, our Peruvian construction business, among others). Approximately Ps. 3,927 million, the remainder of our total cash and cash equivalents as of December 31, 2014, was held in our parent company EMICA or in other operating subsidiaries.

A portion of our cash and cash equivalents are held in reserves established to secure financings. These resources form part of our restricted cash, mentioned above, as presented in our statement of financial position. At December 31, 2014, Ps. 2,124 million, or 30%, of our cash and cash equivalents were held in reserves established to secure financings, including any related expenses, principally in connection with the following projects: the

Acapulco Tunnel, the Kantunil–Cancun toll road, Rio Verde-Ciudad Valles Highway, the La Piedad bypass and the Palmillas-Apaseo El Grande toll road, all of which are restricted. The reserve requirements of such financings could also limit our access to liquid resources and limit our ability to decide when to use our cash and cash equivalents.

Additionally, some uses of cash and cash equivalents by certain of our less than wholly-owned subsidiaries require the consent of the other shareholders or partners, as applicable, of such subsidiary, such as Constructora Meco S.A. in the case of the Domingo Diaz project in Panama, and Promotora del Desarrollo de America Latina, S.A. de C.V., in the case of Scenic Bypass project in Acapulco. While the cash held in these entities is not designated for a specific use or set aside as a compensating balance, the requirements for its use could limit our access to liquid resources or limit us from freely deciding when to use cash and cash equivalents outside of normal operations.

A significant portion of our assets are pledged under financing arrangements.

Portions of our assets are pledged to a number of banks under credit arrangements, including: Credit Suisse AG, Cayman Islands Branch, Global Bank Corporation, Banco Santander (Mexico), S.A. Institución de Banca Multiple, Grupo Financiero Santander; Banco Inbursa, S.A. Institución de Banca Multiple, Grupo Financiero Inbursa; BBVA Bancomer Institución de Banca Multiple, Grupo Financiero BBVA Bancomer; Banco Mercantil del Norte, S.A., Grupo Financiero Banorte; Banco del Bajio, S.A.; Banco Nacional de Obras y Servicios Publicos, S.N.C.; Deutsche Bank AG, London Branch; Interamerican Credit Corporation and Sociedad Hipotecaria Federal. The assets we have pledged include: (i) real property of ViveICA under various bridge loan agreements to finance real estate development; (ii) collection rights over the tolls for the Kantunil—Cancun highway and the Acapulco Tunnel(iii) our collection rights from construction and non-penitentiary services under our two SPC contracts (which are classified as discontinued operations in our consolidated financial statements); (iv) certain of our shares with respect to such shares, in Aeroinvest S.A. de C.V. (“Aeroinvest”), Controladora de Operaciones de Infraestructura S.A. de C.V. (“CONOISA”), Autovía Necaxa Tihuatlán, S.A. de C.V. (“AUNETI”), Autovía Querétaro, S.A. de C.V. (“Palmillas”), Túnel el Diamante S.A. de C.V. (“TUCA II”), Suministro de Agua de Querétaro, S.A. de C.V. (“SAQSA”), Aquos El Realito, S.A. de C.V. (“El Realito”) and Renova Atlatec, S.A. de C.V. (“Agua Prieta”); (v) real property of our corporate campus to be constructed and developed in Mexico City; and (vi) real property in Panama. We generally pledge assets, such as collection or dividend rights, of each of our financed concession projects, as well as our shares of certain investments, including Autovia Necaxa-Tihuatlan, S.A. de C.V., or Auneti, our joint venture that operates the Nuevo Necaxa-Tihuatlan highway, our shares of Autopista Naucalpan Ecatepec, S.A.P.I. de C.V., or ANESA, the contractor for the Rio de los Remedios-Ecatepec toll highway project, as well as the collection rights of the Rio de Los Remedios project, our interest in Aquos El Realito, S.A. de C.V., our subsidiary that operates the El Realito aqueduct in San Luis Potosi, as well as our 50% interest in Los Portales S.A., or Los Portales, a real estate joint venture located in Peru, as well and our shares in San Martin Contratistas Generales, S.A., or San Martin, a construction company also in Peru. In general, assets securing credit arrangements will remain pledged until the arrangements secured by these assets expire. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these banks and our ability to incur further debt (whether secured or unsecured) is limited.

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

We enter into various joint ventures, associations and other strategic alliances and collaborations as part of our engineering, procurement, construction and infrastructure businesses, including ICA Fluor, Rodio Kronsa, Los Portales, and Actica Sistemas S. de R.L. de C.V., or Actica, as well as project-specific joint ventures, including the Eastern Discharge Tunnel, On April 13, 2015, we entered into an agreement with the Caisse de dépôt et placement du Québec to sell a 49% stake in our subsidiary ICA Operadora de Vías Terrestres, S.A.P.I. de C.V. (“ICA OVT”), created on March 19, 2015, which will own the concessions for Consorcio del Mayab, S.A. de C.V., ICA San Luis, S.A. de C.V., Libramiento La Piedad, S.A. de C.V. and Túneles Concesionados de Acapulco, S.A. de C.V. The success of these and other joint ventures depends, in part, on the satisfactory performance by our joint venture partners of their joint venture obligations. If our joint venture partners fail to satisfactorily perform their joint venture obligations as a result of financial or other difficulties, the joint venture may be unable to adequately perform or deliver its contracted services. Under these circumstances, we may be required to make additional investments and provide additional services to ensure the adequate performance and delivery of the contracted services. These additional obligations could result in reduced profits or, in some cases, significant losses for us with respect to the joint venture. We cannot assure you that our business partnerships or joint ventures will be successful in the future.

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

We occasionally bring claims against project owners for additional costs that exceed the contract price or for amounts not included in the original contract price, including change orders. These types of claims occur due to matters such as owner-caused delays, increased unit prices or changes from the initial project scope that result, both directly and indirectly, in additional costs. Often, these claims can be the subject of lengthy arbitration, litigation or third-party expert proceedings, and it can be difficult to accurately predict when these claims will be fully resolved. When these types of events occur and unresolved claims are pending, we may invest significant working capital in projects to cover cost overruns pending the resolution of the relevant claims. With respect to change orders in particular, we may agree on the scope of work to be completed with a client without agreeing on the price, and in this case we may be required to use a third-party expert to set the price for the change order. We do not have control over such third-party experts and they may make price determinations that are unfavorable to us. As of December 31, 2014, we had Ps. 1,457 million of allowance for doubtful accounts related to contract and trade receivables, including an allowance for doubtful accounts in the Civil Construction segment related to the Line 12 of the Mexico City metro system project. See “Item 8. Financial Information—Legal and Administrative Proceedings—Line 12 of the Mexico City Metro.” A failure to promptly recover on these types of claims and change orders could have a material adverse effect on our liquidity and financial condition.

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

We operate 13 concessioned airports in Mexico through Grupo Aeroportuario del Centro Norte, S.A. de C.V. (“GACN”). As of December 31, 2014, we controlled shares representing approximately 40.5% of GACN’s capital stock. Our interest in GACN exposes us to risks associated with airport operations.

In 2014, GACN represented 10% of our consolidated revenues and 35% of our operating income. GACN’s airport concessions from the Mexican government are essential to GACN’s contribution to revenues and operating income. Any adverse effect on GACN would have an adverse effect on our operating results.

Historically, a substantial majority of GACN’s revenues have been derived from aeronautical services, and GACN’s principal source of aeronautical services revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to GACN. In 2014, 2013 and 2012, passenger charges represented 55.5%, 54.2% and 55.8%, respectively, of GACN’s total revenues. GACN’s revenues are thus closely linked to passenger and cargo traffic volumes and the number of air traffic movements at its airports. These factors directly determine GACN’s revenues from aeronautical services and indirectly determine its revenues from non-aeronautical services. Passenger and cargo traffic volumes and air traffic movements depend in part on many factors beyond our control, including economic conditions in Mexico, the U.S. and the world, the political situation in Mexico and elsewhere in the world, high incidences of crime, particularly related to drug trafficking, throughout Mexico but especially in the northern cities, the attractiveness of GACN’s airports relative to that of other competing airports, fluctuations in petroleum prices (which can have a negative impact on traffic as a result of fuel surcharges or other measures adopted by airlines in response to increased fuel costs) and changes in regulatory policies applicable to the aviation industry. International conflicts and health epidemics, such as the Influenza A(H1N1) epidemic and the Ebola crisis, have negatively affected the frequency and pattern of air travel worldwide. The future occurrence or worsening of any of such developments going forward would adversely affect GACN’s business, and in turn, our business. Any decreases in passenger and cargo traffic volumes and the number of air traffic movements to or from our airports as a result of these factors could adversely affect GACN’s business, results of operations, prospects and financial condition, thereby negatively affecting our overall results.

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

Because a substantial majority of GACN’s international flights involve travel to the U.S., it may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of Mexican aviation authorities. The International Civil Aviation Organization, an agency of the United Nations Organization, established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives; on May 1, 2014, the Mexican Bureau of Civil Aviation published similar guidelines. Security measures taken to comply with future security directives or in response to a terrorist attack or threat could reduce passenger capacity at GACN’s airports due to increased passenger screening and slower security checkpoints, as well as increase our operating costs, which would have an adverse effect on GACN’s business, results of operations, prospects and financial condition.

Other international events such as the conflicts in the Middle East and public health crises such as the Severe Acute Respiratory Syndrome, or SARS, crisis and the Influenza A(H1N1) crisis and the Ebola crisis have, in the past, negatively affected the frequency and pattern of air travel worldwide. Because GACN’s revenues are largely dependent on the level of passenger traffic in its airports, any general increase of hostilities relating to reprisals against terrorist organizations, further conflict in the Middle East, outbreaks of health epidemics such as SARS, Influenza A(H1N1) or Ebola, or other international events of general concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on GACN’s business, results of operations, prospects and financial condition.

Increases in fuel prices could adversely affect GACN’s business and results from operations.

Although international fuel prices, which represent a significant cost for airlines using GACN’s airports, have decreased in recent months, in the past, increased costs were among the factors leading to cancellations of routes, decreases in frequencies of flights, and in some cases even contributed to filings for bankruptcy by some airlines in previous years (such as Alma and Aladia). For other airlines, such as Avolar and Aerocalifornia, such increased costs may have contributed to the denial of extensions of their concessions by the Mexican regulatory authorities for failure to satisfy security, service, coverage and quality requirements. Any increase in fuel prices could have an adverse effect on GACN’s results of operations and financial condition.

GACN provides a public service regulated by the Mexican government and its flexibility in managing its aeronautical activities is limited by the regulatory environment in which it operates.

GACN operates its airports under concessions, the terms of which are regulated by the Mexican government. As with most airports in other countries, GACN’s aeronautical fees charged to airlines and passengers are regulated. In 2014, 2013 and 2012, approximately 67.9%, 66.4%, and 67.9%, respectively, of GACN’s total revenues were earned from aeronautical services, which are subject to price regulation under its maximum rates. These regulations may limit GACN’s flexibility in operating its aeronautical activities, which could have a material adverse effect on its business, results of operations, prospects or financial condition. In addition, several of the regulations applicable to GACN’s operations and that affect its profitability are authorized (as in the case of its master development programs) or established (as in the case of its maximum rates) by the Ministry of Communications and Transportation for five-year terms. We generally do not have the ability to unilaterally change GACN’s obligations (such as the investment obligations under its master development programs or the obligation under its concessions to provide a public service) or increase its maximum rates applicable under those regulations should passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, this price regulation system may be amended in the future in a manner that would cause additional sources of GACN’s revenues to be regulated, which could limit GACN’s flexibility in setting prices for additional sources of revenues that are not currently subject to any restriction.

We cannot predict how the regulations governing our Airports segment will be applied.

Many of the laws, regulations and instruments that regulate our airport business were adopted or became effective in 1999, and there is only a limited history that would allow GACN to predict the impact of these legal requirements on GACN’s future operations. In addition, although Mexican law establishes ranges of sanctions that might be imposed should GACN fail to comply with the terms of one of its concessions, the Mexican Airport Law (Ley de Aeropuertos) and its regulations or other applicable law, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges. We may encounter difficulties in complying with these laws, regulations and instruments.

When determining GACN’s maximum rates for the next five-year period (covering 2016 through 2020), the Ministry of Communications and Transportation may be subject to significant pressure from different entities (for example, the Mexican Federal Competition Commission (Comision Federal de Competencia) and the carriers operating at GACN’s airports) to modify GACN’s maximum rates, which may reduce the profitability of our airport business. The laws and regulations governing our airport business, including the rate-setting process and the Mexican Airport Law, may change in the future or be applied or interpreted in a way that could have a material adverse effect on GACN’s business, results of operations, prospects and financial condition.

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

The Mexican government could grant additional concessions to operate existing government managed airports or authorize the construction of new airports, which could compete directly with our airports. Any competition from other such airports could have a material adverse effect on GACN’s business and results of operations. Under certain circumstances, the grant of a concession for a new or existing airport must be made pursuant to a public bidding process. In the event that a competing concession is offered in a public bidding process, we may not participate in such process, or we may not be successful if we were to participate.

Our operations depend on certain key airline customers, and the loss of or suspension of operations of one or more of them could result in a loss of a significant amount of our revenues.

Of the total aeronautical revenues generated at GACN’s airports in 2014, Aerovias de Mexico, S.A. de C.V., or Aeromexico, and its affiliates accounted for 26.6%, VivaAerobus represented 18.9%, Interjet represented 17.4% and Volaris represented 11.0%. In recent years, discount carriers, charter carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market. In 2014, passengers traveling on discount, charter and low-cost carriers, such as VivaAerobus, Interjet and Volaris accounted for approximately 47.3% of GACN’s commercial aviation passenger traffic.

None of GACN’s contracts with its airline customers obligate them to continue providing service from GACN’s airports and if any of GACN’s key customers reduced their use of GACN’s airports, competing airlines may not add flights to their schedules to replace any flights no longer handled by GACN’s principal airline customers. Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenue from our key customers.

In addition, Mexican law prohibits an international airline from transporting passengers from one Mexican location to another (unless the flight originated outside Mexico), which limits the number of airlines providing domestic service in Mexico. Accordingly, GACN expects to continue to generate a significant portion of its revenues from domestic travel from a limited number of airlines.

Due to increased competition, volatility in fuel prices and the general decrease in demand consequent to the global volatility in the financial and exchange markets and economic crisis, many airlines are operating in adverse conditions. Should fuel prices increase or in the event of other adverse economic developments one or more of GACN’s principal carriers could become insolvent, cancel routes, suspend operations or file for bankruptcy. All such events could have a material adverse effect on GACN’s results of operations.

The operations of GACN’s airports may be affected by the actions of third parties, which are beyond our control.

As is the case with most airports, the operation of GACN’s airports is largely dependent on the services of third parties, such as air traffic control authorities, airlines and providers of catering and baggage handling. GACN is also dependent upon the Mexican government or government entities for provision of services, such as electricity, supply of fuel to aircraft, air traffic control and immigration and customs services for international passengers. The disruption or stoppage of taxi or bus services at one or more of GACN’s airports could also adversely affect GACN’s operations. We are not responsible for and cannot control the services provided by these parties. Any disruption in, or adverse consequence resulting from, their services, including a work stoppage, financial difficulties or other similar event, may have a material adverse effect on the operation of GACN’s airports and on GACN’s results of operations.

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

Mexico experienced a period of slow growth from 2001 through 2003, primarily as a result of the downturn in the U.S. economy. In 2007, GDP grew by approximately 3.3% and inflation declined to 3.8%. In 2008, GDP grew by approximately 1.8% and inflation reached 6.5%. Mexico entered into a recession beginning in the fourth quarter of 2008, and in 2009 GDP fell by approximately 6.5% and inflation was 3.6%. In 2010, GDP grew 5.5% and inflation reached 4.4%. In 2011, GDP grew by 3.9% and inflation declined to 3.8%. In 2012, GDP grew by 3.9% and inflation decreased to 3.6%. In 2013, GDP growth fell to 1.1% and inflation reached 3.97%. In 2014, GDP grew by 2.1% and inflation reached 4.0%.

Mexico also has, and is expected to continue to have, high real and nominal interest rates as compared to the United States. The annualized interest rates on 28-day Cetes averaged approximately, 4.2%, 3.7% and 3.0 % for 2012, 2013 and 2014 respectively. As of December 31, 2014, 47% of our debt is denominated in Mexican pesos, and we may continue to incur peso-denominated debt for our projects in Mexico for which the source of repayment of financing is in Mexican pesos. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates compared to U.S. dollar-denominated debt.

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

A substantial portion of our construction revenues and a substantial portion of our debt, including U.S.$ 700 million of our senior notes due 2024, U.S.$ 500 million of our senior notes due 2021 and U.S.$ 150 million of our senior notes due 2017 are denominated in U.S. dollars, while the majority of our raw materials, a portion of our long-term indebtedness and a substantial portion of our purchases of machinery and day-to-day expenses, including employee compensation, are denominated in Mexican pesos. As a result, an appreciation of the Mexican peso relative to the U.S. dollar would decrease our dollar revenues when expressed in Mexican pesos. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods, due to the translation of the financial results of our foreign subsidiaries.

In 2014, there was a significant depreciation in the Mexican peso against the U.S. dollar, and the noon buying rate increased to Ps. 14.74 on December 31, 2014, representing a depreciation of approximately 12.78% compared to December 31, 2013. The Mexican peso has since further depreciated, and the buying rate was Ps. 15.38 per U.S.$ 1.00 on April 24, 2015. Fixed price and not-to-exceed contracts require us to bear the risk of fluctuation in the exchange rate between the Mexican peso and other currencies in which our contracts, such as financing agreements, are denominated or which we may use for purchases of supplies, machinery or raw materials, day-to-day expenses or other inputs. A severe devaluation or depreciation of the Mexican peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated indebtedness or obligations in other currencies. While the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange control policies in the future. We cannot assure you that the Mexican Central Bank will maintain its current policy with respect to the peso. Currency fluctuations may have an adverse effect on our financial condition, results of operations and cash flows in future periods. Such effects include foreign exchange gains and losses on assets and liabilities denominated in U.S. dollars, fair value gains and losses on derivative financial instruments, and changes in interest income and interest expense. These effects can be more volatile than our operating performance and our cash flows from operations. See “—Risks Related to Our Operations—Our hedging contracts may not effectively protect us from financial market risks and may negatively affect our cash flow.”

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

The Mexican economy, the business, financial condition or results of operations of Mexican companies and the market value of securities of Mexican companies may be, to varying degrees, affected by economic, geopolitical and market conditions in other countries. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. In recent years, economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of NAFTA and increased economic activity between the two countries. In the second half of 2008, the prices of both Mexican debt and equity securities decreased substantially as a result of the prolonged decrease in the United States securities markets. This general correlation continued in 2011 and 2012. However, in the first quarter of 2013 the Mexican economy declined while the U.S. economy improved. For example, during 2014 the U.S. securities market trended upward while the Mexican market oscillated at a stable rate. Nonetheless, adverse economic conditions in the United States, the termination of NAFTA or other related events or geopolitical events with global repercussions could have a material adverse effect on the Mexican economy. However, Mexico may not, and has not, uniformly benefited from the strengthening of the U.S. economy. The Mexican debt and equities markets also have been adversely affected by ongoing developments in the global credit markets. We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not materially adversely affect our business, financial condition or results of operations.

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

As of December 31, 2014, the total beneficial shareholding of our directors and executive officers (including shares held in a management trust) was approximately 71,726,346 or 11.6%, of our outstanding shares. This total included shares beneficially owned by the Chairman of our Board of Directors, Bernardo Quintana Isaac, or his family, including Alonso Quintana (our Chief Executive Officer, and a member of our Board of Directors), Diego Quintana (responsible for investments in our industrial construction operations and all partnerships, member of our Board of Directors and Chairman of GACN’s Board of Directors), and Rodrigo Quintana (our General Counsel), comprising approximately 7.7% of our outstanding shares. Additionally, the management trust held 24,014,415 or 3.9%, of our outstanding shares (including 1.1% shares included in the total of beneficial ownership by the Quintana family). Another trust controlled by our management, the foundation trust, held 8,343,608 or 1.4%, of our shares. See “Item 6. Directors and Senior Management—Share Ownership,” “—Compensation—Management Bonuses” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

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

Since 1947, we have expanded and diversified our construction and related businesses. In the past, our business strategy had been to strengthen and expand our core construction business, while diversifying our sources of revenue. The Mexican economic crisis triggered by the peso devaluation in 1994 led us to seek new growth opportunities in related businesses in Mexico and in construction businesses outside of Mexico, notably Latin America. After a protracted construction crisis in Mexico, in 1999 we started our non-core divestment program, under which we sold non-core assets, and used the proceeds from such sales to pay corporate debt. We concluded that non-core divestment program in 2006. Subsequently, we redefined our business focus to emphasize our construction business, which in 2014, 2013, 2012 and 2011 accounted for approximately 73%, 74%, 80% and 79%, respectively, of our revenues. We are active in every stage of the infrastructure development cycle, from engineering and financing to construction and operation. Recently, we have strategically divested certain assets that are in the operational stage, such as concessions. We expect to continue to undertake divestments in the short term in order to reinvest capital in new projects and pay down certain indebtedness. In the medium term, we plan to maintain an actively managed portfolio of investments in infrastructure and other projects, some of which will be held to maturity and others will be divested prior to maturity based on market developments.

We have also increased our participation in construction-related businesses both in Mexico and in foreign markets, such as infrastructure operations and, as of 2012, mining services, as part of our strategy to minimize the effects on us of business and macroeconomic cycles in the construction industry. The strategy to pursue projects in foreign markets, including, as of 2014, the United States, will continue to be an ongoing practice in future years. We also expect to continue to undertake divestments in order to reinvest capital in new project and pay down certain indebtedness.

Capital Spending

Our capital spending program is focused on the acquisition, upgrading and replacement of property, plant and equipment as well as investments in infrastructure concessions required for our projects.

The following table sets forth our capital spending for each year in the three-year period ended December 31, 2014. Capital spending in the following table includes amounts invested for property, plant and equipment as well as for acquisitions of real estate inventories, which are included in the Corporate and Other segment. Acquisitions of real estate inventories are included in operating activities in our consolidated statements of cash flows. Accordingly, the table below does not reflect capital expenditures as reported in our consolidated statements of cash flows. Capital spending in our Industrial Construction segment is not reflected in our consolidated capital spending, but is incorporated in our consolidated results through our share in results of joint ventures and associated companies.

	Year Ended December 31,
	2014		2014	2013	2012
	(Millions of U.S. dollars)		(Millions of Mexican pesos)
Civil Construction	U.S.$	48	Ps. 710	Ps. 487	Ps. 594
Industrial Construction		4	52	—	76
Airports		30	436	489	199
Concessions		230	3,394	5,861	1,492
Corporate and Other		160	2,362	1,276	1,916

Industrial Construction Eliminations		(4)	(52)	—	(76)
Total	U.S.$	468	Ps. 6,902	Ps. 8,113	Ps. 4,201

Aggregate capital spending decreased 15% in 2014 as compared to 2013. The decrease in aggregate capital spending in 2014 primarily reflected decreased spending in our Concession and Airports segments. The decreased spending in our Concession segment was primarily due to the initial investment in 2013 in the Palmillas – Apaseo El Grande toll road. In our Airports segment the decrease in spending primarily resulted from decreased spending on improvements to runways and aprons. The decreases in the Concession and Airports segments are partially offset by the increase in capital spending in the Corporate and Other segment that primarily resulted from an investment in the Aak-Bal project and the cost associated with the acquisition, as well as the development costs for the design, implementation and testing of certain software that we manage.

Our principal capital expenditures currently in progress include Ps. 3,394 million in investments in our Concessions segment. Most of our principal expenditures are in Mexico and funded through third party financings, including proceeds from our 2011, 2012 and 2014 notes offerings and our 2009 equity offering. Third party financing, other than our 2011, 2012 and 2014 senior notes offerings and 2009 equity offering, is typically structured through project finance vehicles and, to a lesser extent, through corporate term loan financing.

On May 24, 2012, we entered into an agreement to acquire a 51% share in Peru’s leading mining sector construction company, San Martin. The purchase price of the acquisition was determined by using a complex earn out formula, which includes San Martin’s EBITDA from 2012 through 2014 as one of the factors. The purchase price was payable over a five-year period was estimated to range from U.S.$ 18 million, including the initial payment and the payment to be made at the end of the earn out period, to U.S.$ 123 million. In 2013 and 2014, we paid Ps. 84 million and Ps. 651 million, respectively, under the earn out formula. In June 2014, our payments under the earn-out formula reached the highest agreed price. Accordingly, the price is no longer considered contingent. See Note 22 and 24 to our consolidated financial statements. This purchase was included in the Civil Construction segment in the table above.

On April 14, 2014, our subsidiary, ICATECH Corporation, acquired 100% of the equity of Facchina Construction Company, Inc. (“Facchina”), a U.S. medium-sized heavy construction firm that operates in the Washington D.C. metropolitan area and the southeast of Florida. The purchase price is payable over a five-year period and could range from our initial payment of U.S.$ 59.3 million to a total of U.S.$ 95 million if Facchina meets agreed

EBITDA targets and other conditions established by us and Facchina. As of December 31, 2014, the amount of contigent consideration is U.S.$ 32 million or Ps. 472 million. This acquisition is included in the Civil Construction segment in the table above.

Divestitures

We have recently undertaken several divestments as part of a short-term strategy to reinvest capital in new projects and pay down certain indebtedness.

On July 12, 2013, our subsidiary Aeroinvest, which held approximately 41.38% of the outstanding capital stock of GACN, sold approximately 17.25% of the capital stock, or 69 million shares, of GACN in an underwritten global public offering at a price of Ps. 40.00 per Series B share and U.S.$ 24.76 per ADS. The aggregate sale price was approximately Ps. 2,760 million. As a result, Aeroinvest directly retained 98,702,700 shares or 24.7% of the outstanding capital stock of GACN. Subsequently, on December 17, 2014, Aeroinvest sold approximately 0.9% of its shares in GACN, or 3.5 million GACN shares in an underwritten global public offering at a price of Ps. 61.50 per Series B share and an aggregate sale price of Ps. 215 million. Aeroinvest currently directly holds 95,202,700 shares or 23.8% of the outstanding capital stock of GACN.

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

In December 2013, we entered into an agreement with Promotora del Desarrollo de America Latina, S.A. de C.V., for the sale of our interest in the Atotonilco water treatment plant concession. In November 2014 we completed the sale of our interest in the Atotonilco water treatment plant concession for a purchase price of approximately Ps. 55 million.

In December 2013, we completed the sale of our interest in the Panamanian company Compania Insular Americana, S.A., a company created to perform the real estate development of previously existing fill-in rights from our prior Corredor Sur concession, to Ocean Reef Islands Inc. for a purchase price of Ps. 225 million.

On March 31, 2014, we completed the sale to Promotora del Desarrollo de America Latina, S.A. de C.V. of our interest in the concession for the Autovia Urbana Sur expressway for a purchase price of approximately Ps. 1,000 million. We will no longer operate and maintain this expressway. See Note 34 to our consolidated financial statements.

The divestitures of RCO, Ciudad Acuña and Compania Insular Americana, S.A. do not meet the criteria for assets held for sale or discontinued operations and Auto Via Urbana and Atotonilco do not meet the criteria of discontinued operations; the sales of those projects are or are expected to be accounted for as divestitures of assets.

In January 2014, we announced that we had signed an agreement with CGL Management Group, LLC, or CGL, a subsidiary of the Hunt Corporation, to form a joint venture for managing and developing additional social infrastructure facilities in Mexico. Under the agreement, we would sell to CGL a 70% equity interest in the holding company of our two SPC contracts to provide future ongoing non-penitentiary services at the federal detention centers in Sonora and Guanajuato for a purchase price of approximately U.S.$ 116 million. As of December 31, 2013, the related assets and liabilities were classified as held for sale, valued at their fair value, in our consolidated statement of financial position. Their results of operations were classified as discontinued operations. Subsequently, on December 5, 2014, we and CGL announced that we had terminated the agreement due to the parties’ failure to obtain consent from the Mexican federal government for the transaction as proposed. As of December 31, 2014, these concessions results continue to be classified as discontinued operations because, as of December 31, 2014, we are considering new terms and conditions for a sale.

We continue to actively seek the sale of the shares and believe that a sale of these assets and liabilities is possible in the short-term. In our consolidated statement of financial position, these assets and liabilities continue to be classified as available for sale. See Note 34 to our consolidated financial statements.

On April 13, 2015, we announced that we had signed an agreement with the Caisse de dépôt et placement du Québec (CDPQ) to form an entity focused on developing, operating, and acquiring non-rail road, highway and toll-road infrastructure assets in Mexico. Under the agreement, we will sell to CDPQ a 49% interest in our subsidiary ICA OVT, which will initially own the toll road and highway concessions of our concessionaire subsidiaries Consorcio del Mayab, S.A. de C.V., ICA San Luis, S.A. de C.V., Libramiento La Piedad, S.A. de C.V. and Túneles Concesionados de Acapulco, S.A. de C.V., including the concessions for the Mayab Toll Road, the Rio Verde-Ciudad Valles Highway, the La Piedad Bypass and the Acapulco Tunnel. We will hold a 51% stake in ICA OVT after the closing of the transaction. We will continue to operate the highways owned by ICA OVT and will be responsible for all operating and maintenance and major maintenance requirements for those highway concessions. This transaction is expected to close in the second quarter of 2015 for a purchase price of approximately Ps. 3,013 million.

Public Sector Spending and the Mexican Economy

Our performance and results of operations historically have been tied to Mexican public sector spending on infrastructure and industrial facilities. Mexican public sector spending, in turn, has generally been dependent on the state of the Mexican economy and accordingly has varied significantly in the past. Mexico’s gross domestic product fell by approximately 6.5% in 2009 and grew 5.5% in 2010. In 2012 GDP grew by 3.9%, and in 2013, GDP grew by 1.1%. In 2014, GDP grew by 2.1%. The average interest rates on 28-day Mexican treasury notes were 3.0% in 2014, 3.7% in 2013 and 4.2% in 2012. Inflation was 4.1% in 2014, 3.9% in 2013 and 3.6% in 2012.

According to the INEGI, GDP of the Mexican construction sector, in real terms as compared to the prior year, increased by 1.9% in 2014, decreased by 4.7% in 2013 and increased by 2.5% in 2012, and represented 7.3%, 7.4% and 7.8% of Mexico’s total gross domestic product in those years, respectively. According to data published by the Mexican Ministry of Finance and Public Credit, the average annual budgetary investment in infrastructure was 7.2% of GDP during 2013, and 5.5% during the period between 2008 and 2012.

In 2007, former President Felipe Calderon unveiled his National Infrastructure Program for 2007 to 2012, which was designed to expand Mexico’s infrastructure, accelerate Mexico’s economic growth and make the Mexican economy more internationally competitive.

In February 2008, the Federal Government announced the creation of the National Infrastructure Fund (Fondo Nacional de Infraestructura) within the National Public Works and Services Bank (Banco Nacional de Obras y Servicios Publicios, S.N.C., or Banobras). The government stated that it intended to use the National Fund for Infrastructure to counteract effects of the credit crisis and related turmoil in the global financial system by providing financing, including guarantees, for important projects. The initial funding of Ps. 44 billion for the National Fund for Infrastructure came from the privatization of the first package of toll roads offered by the Fideicomiso de Apoyo y Rescate de Autopistas Concesionadas, or FARAC, in 2007. In 2012, Banobras extended a historic record volume of credit totaling Ps. 67.5 billion under this program, almost 20% higher than the credit granted in 2011. Although the progress of the National Infrastructure Program has not been as rapid as originally announced, particularly in the areas of energy, ports, and railways, we have seen the rate of awards increase in water treatment and water supply.

In June 2013, Mexican President Enrique Peña Nieto announced the National Development Plan for the period 2013 to 2018. The new program contemplated investments of approximately U.S.$ 415 billion, representing 5.7% of Mexico’s gross domestic product, in over 1,000 projects in the transportation, water management, energy and urban development sectors. The majority of the budget (approximately 64%) was expected to be allocated to the energy sector, and investment in highways was expected to represent approximately U.S.$ 17 billion, or 4.1% of the proposed new program. The program was expected to generate 3.9 million jobs and to contribute to Mexico’s economic development.

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

On April 29, 2014, Mexican President Enrique Peña Nieto announced the National Infrastructure Plan for the period 2014 – 2018. The new program contemplated investments of approximately Ps. 7,750 billion (U.S.$593 billion) in: (i) transportation and communication; (ii) energy; (iii) hydraulic development; (iv) health facilities; (v) urban development and housing; and (vi) tourism development, an increase over the 2013 announcements.

On January 30, 2015, the Mexican Ministry of Finance and Public Credit announced adjustments to the 2015 annual budget, reducing it by Ps. 124.3 billion, equivalent to 0.7% of Mexico’s GDP. The most affected government entities were PEMEX with a reduction of Ps. 62 billion and CFE with a reduction of Ps. 10 billion. The investment budget in infrastructure, was reduced by Ps. 18.1 billion, which included the cancellation of the Transpeninsular train and the suspension of the Mexico-Queretaro train. These adjustments are not expected to affect the project for the new international airport in Mexico City.

On March 20, 2015, at the closing of the 78th Mexican Banking Convention, Mexican President Enrique Peña Nieto announced that the 2016 budget would undergo a complete redesign. To that end he has instructed his Cabinet to analyze the budgets of various government agencies in order to find areas of opportunity.

On April 28 2015, Banco de Mexico announced that they reported an operating surplus of Ps. 31,000 million, in their audited financial statements for the year ended at December 31 2014. As a result, its board decided, in compliance with the Banco de Mexico Law, to transfer this amount to the Mexican Federal Government. We expect that the Mexican Federal Government will propose that the funds be allocated to develop infrastructure projects in the 2016 national budget.

B. BUSINESS OVERVIEW

For the years ended at December 31, 2014, 2013 and 2012, our results are presented with the following five business segments under IFRS:

•	Civil Construction,

•	Industrial Construction,

•	Concessions,

•	Airports, and

•	Corporate and Other.

In 2013, for management purposes, we were organized into four reportable segments which were: Civil Construction, Airports, Concessions, and Corporate and Other. Our equity method investment in ICA Fluor was included within our Civil Construction segment. Starting in the fourth quarter of 2014, the segment information delivered to our executive committee for review has included the standalone financial and operating performance information of our ICA Fluor joint venture. This change occurred in our internal reporting due to the importance of our Industrial Construction segment to our operations, the transfer of ICA Fluor’s shares to the Civil Construction division, and because is part of our strategic development goals. As a result, we include our 51% interest in ICA Fluor as a separate Industrial Construction segment. The amounts attributable to ICA Fluor are removed from our consolidated segment information through Industrial Construction eliminations such that the operations of our Industrial Construction segment are reflected in our consolidated results through our share in results of joint ventures and associated companies. This change was presented retrospectively for all years presented in our consolidated financial statements and therefore, within the discussion of our financial information within this annual report. See Note 41 to our consolidated financial statements.

Our construction business is comprised of our Civil Construction and Industrial Construction segments, through which we provide a full range of services, including feasibility studies, conceptual design, engineering, procurement, project and construction management, construction, maintenance, technical site evaluations and other consulting services.

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

Description of Business Segments

Construction

Our construction business is divided into the Civil Construction and Industrial Construction segments. See “Item 4. Business Overview—Description of Business Segments—Construction—Civil Construction” and “—Industrial Construction.”

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

In recent years, however, our construction contracts have been increasingly of the fixed price type or not to exceed type, which generally do not provide for adjustment of pricing except under certain circumstances for inflation or as a result of errors in the contract’s specifications, or mixed price contracts in which a portion of the contract is at fixed price and the rest at unit prices. However, our main projects awarded during 2014 were of the unit price type. Examples of mixed price projects in which we are currently involved include the Eastern Discharge Tunnel. Fixed price, not-to-exceed and mixed price contracts collectively accounted for approximately 58% of our civil construction backlog as of December 31, 2014, 56% of our civil construction backlog as of December 31, 2013 and 34% of our construction backlog as of December 31, 2012. We believe that fixed price contracts are more prevalent in the construction market and the contracts that we enter into in the future may reflect this shift to fixed price contracts. Additionally, we expect that, because of conditions attendant to financing arrangements, future concession-related, infrastructure and industrial construction contracts may restrict the adjustment of the contract price for additional work done due to incorrect contract specifications.

However, under Mexican law, traditional public works contracts provide for the price adjustment of certain components, regardless of whether the contract is fixed price or mixed price. Under a traditional public works mechanism, the counterparty pays us periodically (often monthly) as our work is certified over the term of the contract and we do not finance the project.

We earn a portion of our Civil Construction revenues under contracts whose prices are denominated in currencies other than Mexican pesos, substantially all of which are of the fixed price, mixed price or not-to-exceed type. Approximately 29% of our contract awards in 2014 (based on the contract amount) were foreign-currency denominated, including the incorporation of Facchina’s contracts. Approximately 11% of our Civil Construction backlog as of December 31, 2014 was denominated in foreign currencies. Our foreign currency denominated contracts are denominated in U.S. dollars, euros, Peruvian soles, Costa Rican colones and Colombian pesos.

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

In addition to construction contracts for new projects, increases in the scope of work to be performed in connection with existing projects are an important source of revenue for us. In 2014, increases in scope of work accounted for Ps.6,252 million in our total construction backlog. Construction contracts for such work are not typically put up for bid, but are negotiated by the client with the existing contractor.

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

Consolidated backlog includes contracts pursuant to which we control a project, such as when we hold a majority interest, a leadership role and decision-making power regarding key project areas. Our consolidated backlog is comprised of Civil Construction backlog, backlog from our mining services contracts, which we report in our Civil Construction segment and backlog from other services. Our mining services backlog principally reflects the contracts in our San Martin subsidiary in Peru. For internal reporting purposes, we group our mining services business within our Civil Construction segment due to the similarity between our mining services and certain services provided by our traditional construction business, which leads us to review and manage our mining activities within the scope of our Civil Construction segment’s performance metrics. As of December 31, 2014, 2013 and 2012, respectively, we are not estimating any losses upon completion upon any of the contracts in our consolidated backlog.

The following table sets forth, at the dates indicated, our backlog of Civil Construction, mining services and other services contracts. See Note 8 to our consolidated financial statements.

	Civil Construction	Mining Services	Other Services
	(Millions of Mexican pesos)
Backlog at January 1, 2013	Ps. 27,187	Ps. 7,035	Ps. 1,130
New contracts in 2013	18,417	105	—
Changes and adjustments in 2013(1)	3,678	549	—
Less: Construction revenue earned in 2013	18,624	2,740	379

Backlog as of December 31, 2013	Ps. 30,658	Ps. 4,949	Ps. 751
New contracts in 2014(2)	22,437	2,886	—
Changes and adjustments in 2014(1)	6,449	(228)	31
Less: Construction revenue earned in 2014	22,587	2,836	444

Backlog as of December 31, 2014	Ps. 36,957	Ps. 4,770	Ps. 337

(1)	Adjustments include change orders and additional work.
(2)	Of the new Civil Construction contracts in 2014, Ps. 5,986 million corresponds to our acquisition of Facchina.

Total Civil Construction contract awards and net additions to existing contracts totaled Ps. 28,886 (approximately U.S.$1,960 million) in 2014. Nine projects represented approximately 84% of backlog in the Civil Construction segment and 73% of total consolidated backlog, each at December 31, 2014. The following table sets forth certain information relating to these nine projects:

	Amount	Estimated Completion Date	% of Total Civil Construction Backlog
	(Millions of Mexican pesos)
Civil Construction Backlog
Mitla-Tehuantepec highway	Ps. 5,188	Fourth quarter of 2015	14%
Monterrey VI Aqueduct	4,688	36 months after commencement of construction	13%

	Amount	Estimated Completion Date	% of Total Civil Construction Backlog
	(Millions of Mexican pesos)
Palmillas – Apaseo El Grande toll road	4,558	Third quarter of 2015	12%
Santa Maria Dam	3,989	Fourth quarter of 2017	11%
Facchina	3,299	—	9%
Churubusco-Xochiaca Tunnel	2,549	First quarter 2017	7%
Mexico Toluca Tunnel	2,456	Third quarter of 2016	7%
Barranca Larga-Ventanilla Highway	2,105	Fourth quarter of 2015	6%
Eastern Discharge Tunnel	2,028	Fourth quarter of 2018	5%

As of December 31, 2014, approximately 11% of Civil Construction backlog was attributable to construction projects outside of Mexico. Public sector projects represented approximately 87% of our total Civil Construction backlog. At December 31, 2014, construction contracts with a value exceeding U.S.$ 350 million accounted for 14% of our total Civil Construction backlog, construction contracts with a value ranging from U.S.$ 200 million to U.S.$ 350 million accounted for 45% of our to Civil Construction backlog and construction contracts with a value of less than U.S.$ 200 million accounted for 41% of our total Civil Construction backlog. Of these nine projects, only the Mitla-Tehuantepec highway had changes to margins, which decreased by 1% in 2014 compared to 2013. In 2014, Civil Construction backlog included new contracts such as the maintenance of approximately 990 kilometers of oil pipelines in southern Colombia for Ps. 3,488 million, the construction of the Diamante Tunnel II in Acapulco Guerrero for Ps. 1,938 million and the construction of one tranche in the Chilean subway system for Ps. 1,110 million.

In the case of joint ventures in which we share control, as well as associated companies, we include in unconsolidated backlog a share of expected contract revenues that corresponds to our percentage interest in the joint venture or associated company.

The following table sets forth, at the dates indicated, our unconsolidated backlog of joint venture and associated company contracts.

	As of December 31,
	2014		2014	2013	2012
	(Millions of U.S. dollars)		(Millions of Mexican pesos)
Joint Venture and Associated Company Backlog	U.S. $	1,441	Ps. 21,230	Ps. 10,864	Ps. 21,737

Joint venture and associated company backlog increased 95% from 2014 over 2013 principally due to new contracts of ICA Fluor (of which we own a 51% share), including Ps. 18,339 million from the Tula Refinery Phase II, Ps. 9,379 million from the Ramones II Sur Gas Pipeline and Ps. 3,549 million from the well pad modules for Shell Canada, as well as net contract additions. See “Item 4. Information on the Company—Business Overview—Description of Business Segments—Construction—Civil and Industrial Construction”. Joint venture and associated company backlog decreased 50% from 2013 over 2012 principally due to the addition of the Mitla-Tehuantepec highway to our Civil Construction backlog pursuant to an agreement with our joint venture partner for the project, which had previously been included in associated company backlog.

The amount of backlog is not necessarily indicative of our future revenues related to the performance of such work. Although backlog represents only business that is considered to be firm, we cannot assure you that cancellations or scope adjustments will not occur. We do not currently expect our backlog to fail to move forward as originally planned. However, margin trends are primarily influenced by the mix of projects in backlog, competition on awarded contracts, overall industry trends, force majeure, and delay in delivery of or obtaining rights-of-way, change orders and alleged breaches of contract, many of which are difficult to predict. In the period leading up to and following the change in presidential administration, the number of large public sector construction contracts the Mexican government offered for public bidding decreased. We experienced a significant decrease in the rate of awards in 2013 due to the change of administration as well as the administration’s initial focus on structural reforms, rather than a focus on its infrastructure projects. We have continued to experience a slowdown in contract awards through the first quarter of 2015. We can make no assurances that the rate of awards will increase.

In certain instances, we have guaranteed completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any such schedule or performance requirements could result in costs that exceed projected profit margins, including substantial penalties fixed as a percentage of a contract price. Fixed price, not-to-exceed and mixed price contracts collectively accounted for approximately 58% of our Civil Construction backlog as of December 31, 2014. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Backlog.”

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

In our Concessions segment, we compete primarily with Mexican and Spanish companies, including IDEAL, Globalvia Infraestructuras, S.A. de C.V., Compañia Contratistas Nacional, S.A. de C.V., La Peninsular Compañia Constructora, S.A. de C.V., OHL Mexico, S.A.B. de C.V., Promotora y Operadora de Infraestructura, S.A.B. de C.V., Tradeco Infraestructura, S.A. de C.V., Fomento de Construcciones y Contratas, S.A., FCC Aqualia, S.A., Acciona Agua, S.A., Abengoa Mexico, S.A. de C.V., Impulsa Infraestructura, S.A. de C.V., Mota-Engil, S.A. de C.V., Mitusui de México, S. de R.L. de C.V., Grupo México, S.A.B de C.V. and GIA, S.A. de C.V.

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

Raw Materials

The main raw materials we require for our construction operations are cement, construction aggregates and steel. In our Civil Construction segment, raw materials accounted for Ps. 5,861, or 20%, of our consolidated cost of sales in 2014, Ps. 3,806 million, or 16%, of our consolidated cost of sales in 2013 and Ps. 6,721 million, 20%, of our consolidated cost of sales in 2012.

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

In 2014, our civil construction business accounted for approximately 73% of our total revenues.

The civil construction business projects are usually large and complex and require the use of large construction equipment and sophisticated managerial and engineering techniques. Although our Civil Construction segment is engaged in a wide variety of projects, our projects generally involve contracts whose terms range from two to five years.

We have played an active role in the development of Mexico’s infrastructure and have completed large infrastructure facilities and constructed buildings throughout Mexico and Latin America. Among the facilities and buildings we have constructed from our incorporation in 1947 through 2014:

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

•	various hotels and office buildings, including the Maria Isabel Sheraton, Hyatt Regency (formerly Hotel Nikko), Paraiso Radisson Mexico City, Westin Regina Los Cabos and the Torre Mayor, among others;

•	lines one through nine, A and part of B of the Mexico City metro system; and

•	the Mexico City sewage system.

The following projects under construction contributed the most to revenues in the Civil Construction segment during 2014:

•	Mitla – Tehuantepec highway;

•	Avenida Domingo Diaz

•	Facchina projects (including Le Parc, Apollo Residences at Town Center, the Grove at Grand Bay and the MD4 Forestville Road);

•	San Martin projects (including Minera Chinalco Peru S.A., Hudbay Peru SAC, Union Andina de Cementos S.A.A. – UNACEM S.A.A., Gold Fields La Cima S.A.A. and Shougang Hierro Peru S.A.A.);

•	Palmillas-Apaseo El Grande toll road;

•	Lazaro Cardenas Port Terminal;

•	Northern Panama Corridor;

•	Barranca Larga – Ventanilla highway; and

•	Eastern Discharge Tunnel.

The civil construction business’ contract awards and additions in 2014 totaled approximately Ps. 28,886 million (approximately U.S.$ 1,960 million), of which Ps. 8,160 million were awarded outside Mexico, including the incorporation of the Facchina contracts.

The following projects were key projects in the Civil Construction segment, due to their contributions of revenues or backlog to the segment in 2014:

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

Monterrey VI Aqueduct. On October 6, 2014, a consortium led by our subsidiary CONOISA signed one of the first contracts under the new Public Private Partnership law in Mexico with the Water and Drainage Services of Monterrey (Servicios de Agua y Drenaje de Monterrey), the water and sanitation services company of the State of Nuevo León. CONOISA has a 37.75% interest in the consortium. The bulk water delivery contract includes the construction, equipment, operation, and maintenance of the Monterrey VI Aqueduct. The 372 km pipeline will have a capacity of 6 cubic meters and will increase by more than 40% the supply of potable water for the Monterrey metropolitan region—Mexico’s third largest metropolis and industrial capital—estimated to provide adequate supplies for the next 30 years. Total investment in the project is expected to be approximately Ps. 17,684 million. The Monterrey VI Aqueduct will bring water from intake works on the Rio Panuco to the existing Cerro Prieto reservoir in Linares, Nuevo León and pass through the states of San Luis Potosi, Veracruz, and Tamaulipas. The 84-inch diameter pipeline will have a maximum capacity of 6,000 liters/second. The project also includes six pumping stations, seven regime change tanks, a regulation tank, a pre-treatment system, and telemetry.

Palmillas-Apaseo El Grande toll road. We were awarded a 30-year concession for the Palmillas-Apaseo El Grande toll road by the Ministry of Communications and Transportation in November 2012. The concession title was signed in February 2013 for a total investment of Ps. 9,359 million. In June 2013 we entered into a Ps. 5,675 million loan agreement, which was modified on September 19, 2013 to Ps. 5,450 million. The 86-kilometer, 4-lane, high specification toll road in the states of Queretaro and Guanajuato will create a new link between the Mexico City metropolitan region, the Central Mexican region and the Northern Mexican region. The concession includes nine interchanges, 29 vehicular overpasses and underpasses and calls for the construction of 15 major bridges, and is expected to start operations in 2016.

Churubusco Xochiaca Water Tunnel. On August 19, 2014, we were awarded a contract by the National Water Commission to build the Churubusco-Xochiaca water tunnel in Mexico City and Mexico state with a total value of Ps. 2,566 million. The fixed-price contract was awarded through a domestic bidding process. Construction will be completed over a period of 29 months. The Churubusco-Xochiaca water tunnel is designed as an additional measure to reduce seasonal flooding in the Valley of Mexico, particularly in a portion of the Nezahualcoyotl municipality and the adjacent Venustiano Carranza district of Mexico City. The project includes construction of a 13 kilometer, 5 meter interior diameter tunnel, nine 12-meter diameter drop shafts with a depth of 30 meters, six 8-meter diameter drop shafts with a depth of 18 meters, and associated work.

Barranca Larga – Ventanilla—Highway. In August 2012, our construction company Ingenieros Civiles Asociados, S.A. de C.V. was awarded a contract to perform the construction work under the Barranca Larga – Ventanilla concession. This concession was awarded on April 16, 2012, by the Ministry of Communications and Transportation to our concession subsidiary Desarrolladora de Infraestructura Puerto Escondido, S.A. de C.V., or DIPESA. It is a 30-year concession for the construction, operation and maintenance of the 104-kilometer Barranca Larga-Ventanilla toll road in the state of Oaxaca. The construction work is expected to be completed in December 2015 and has been included in our civil construction backlog since the second quarter of 2012. Total investment in the project is expected to be approximately Ps. 5,255 million.

Eastern Discharge Tunnel. In November 2008, the Mexican National Water Commission (Comision Nacional del Agua), the government of Mexico City and the government of the state of Mexico, acting together as a trust, awarded an ICA-led consortium a Ps. 9,595 million (excluding value-added tax) contract for the construction of the Eastern Discharge Tunnel (Tunel Emisor Oriente) in the Mexico City valley. The tunnel will increase drainage capacity in the Mexico City region and prevent flooding during the rainy season. The ICA-led consortium, Constructora Mexicana de Infraestructura Subterranea, S.A. de C.V., is comprised of Ingenieros Civiles Asociados, S.A. de C.V., Carso Infraestructura y Construccion, S.A. de C.V., Construcciones y Trituraciones, S.A. de C.V., Constructora Estrella, S.A. de C.V. and Lombardo Construcciones, S.A. de C.V. We recognize 50% of the operations from this project, or Ps. 4,797 million of the total construction contract. In 2011, we entered into an agreement increasing our share of the total contract value to Ps. 7,062 million. In 2012 and 2013 we received an additional contract increase of Ps. 230 million, for a total value of Ps. 7,292 million. In 2014 we received an additional contract increase of Ps. 2,023 million, for a total value of Ps. 9,315 million. The fixed-term contract has both unit price and fixed price components, and scheduled completion of the project in October 2018. The construction contract is under a traditional public works mechanism, in which the counterparty pays us periodically (often monthly) as our work is certified over the term of the contract and we do not finance the project. The project includes the construction of a 62-kilometer tunnel and 24 related access shafts. The tunnel will start at the border of the Federal District and Ecatepec, run along one side of Lake Zumpango, and end in El Salto, Hidalgo.

Mexico – Toluca Railway Tunnel. In August 2014, we were awarded, through a consortium, a construction contract for Ps. 10,400 million, of which we recognize a backlog for Ps. 2,462 million. This contract was awarded by the Secretariat of Works and Services of Mexico City. The project consists of a high speed rail (160 kilometers per hour) along the 57.7 kilometer route between the Observatorio metro station in Mexico City and Zinacatepec in the State of Mexico. The second phase includes the construction of two 4.6-kilometer tunnels. This project is scheduled to take 25 months.

Our Civil Construction segment has pursued infrastructure projects in Central America, South America and the Caribbean, and we expect to continue to do so in the future. In the past, projects in these areas have ranged from construction of a section of the subway system in Santiago, Chile to the construction of a natural gas pipeline system in Argentina and the Caruachi hydroelectric dam in Venezuela. In 2014, 45% of our revenues in the Civil Construction segment were attributable to construction activities outside Mexico. In January 2010, a consortium comprised of ICA, with a 43% interest; Fomento de Construcciones y Contratas of Spain, with a 43% interest; and Constructora Meco of Costa Rica, with a 14% interest, was awarded a contract with an approximate value of U.S.$ 268 million by the Panama Canal Authority for the construction of a three-kilometer section of the new Pacific Access Channel (PAC-4) for the Panama Canal’s new Pacific locks, running parallel to the existing channel from the Pedro Miguel to the Miraflores locks. The unit price, fixed term public works contract was awarded through an international bidding process. The PAC-4 contract is part of the overall project to widen the Panama Canal. In 2011, we were awarded contracts to (i) build the Northern Interceptor Tunnel in Medellin, Colombia, (ii) extend the Avenida Domingo Diaz and the Corredor Norte highways, both in Panama City, Panama, and (iii) expand the Atlantic petroleum terminal in Limon, Costa Rica. In 2013, Ecopetrol, S.A. awarded a multi-year contract with an approximate value of U.S.$ 272 million to the Pipeline Maintenance Alliance, a consortium of which we hold a 30% interest, for the maintenance of approximately 990 kilometers of oil pipelines in southern Colombia. Work on the pipelines began in December 2013. In November 2012, the San Carlos Consortium, comprised of ICA, with a 70% interest; ALCA Ingenieria S.A.S., with a 15% interest; and NOARCO, S.A., with a 15% interest, was awarded a construction project with an approximate value of U.S.$ 40 million for the maintenance and rehabilitation of the Florencia Altamira Highway in Colombia. Due to our acquisition of the Facchina in April 2014, we acquired their contracts, which have an approximate construction backlog value of U.S.$224 million as of December 31, 2014.

Mining Services and Other Services

Additionally, in our Civil Construction segment we report our mining services and other services contracts, which have a backlog of Ps. 5,108 million at December 31, 2014. These projects principally reflect the contracts held by our San Martin subsidiary in Peru.

Industrial Construction

Beginning in the fourth quarter of 2014, our executive committee began to include the standalone internal financial data and operational performance of ICA Fluor in its regular review process due to the importance of ICA Fluor’s operations to our consolidated results, among other factors (see Note 19 to our consolidated financial statements). Accordingly, we include our 51% interest in ICA Fluor as a separate Industrial Construction segment; the 2013 and 2012 information has been restated to reflect this change. The amounts attributable to ICA Fluor are removed from our consolidated segment information through Industrial Construction eliminations such that the operations of our Industrial Construction segment are reflected in our consolidated results through our share in results of joint ventures and associated companies. We include backlog for our Industrial Construction segment within joint venture and associated company backlog.

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

Typical Projects. Projects in our Industrial Construction segment typically involve sophisticated engineering techniques and require us to fulfill complicated technical and quality specifications. Our industrial construction backlog, as of December 31, 2014, was 33% peso-denominated and 67% dollar-denominated. 4% was unit-price, 24% was fixed price, 68% was mixed price and 4% was cost reimbursements.

The most important projects under construction in our Industrial Construction segment during 2014 included:

•	the Ramones II Sur Gas Pipeline;

•	Revamp of the vinyl chloride monomer (VCM) plant in Pajaritos;

•	the clean fuels low sulfur gasoline project in Salina Cruz

•	Dos Bocas Gas Compression System;

•	DuPont Altamira L2;

•	the clean fuels low sulfur gasoline project in Minatitlan;

•	the clean fuels low sulfur gasoline project in Madero;

•	Miguel Hidalgo Refinery in Tula;

•	Ethane Recovery Plant in Pemex City, Phase 2;

•	Tula Coker plant;

•	Extraction Units for Shell; and

•	DUBA Madero FEL 3.

Ramones II Sur Gas Pipeline: On April 2014, ICA Fluor signed a Ps. 10,835 million contract to build a gas pipeline in Mexico with TAG Pipelines Sur S. de R.L.S. de C.V. ICA Fluor will be responsible for the engineering, procurement, construction, testing, commissioning and start-up services of a 291.7-kilometer-long, 42-inch diameter pipeline with one compression station (for a total capacity of 1,420 MMCFD, 27,400 HP), located in the southern portion of the Los Ramones Phase II gas transportation system. The system is expected to be completed in the second quarter of 2016.

Clean Fuels Low Sulfur Gasoline Project in Salina Cruz. In March 2010, ICA Fluor was awarded a Ps. 5,776 million contract for the engineering development, procurement and construction of several catalytic gasoline desulfurization plants, amine regeneration units, complementary systems, support services facilities and their integration into the Ing. Antonio Dovalí Jaime refinery in Salina Cruz Oaxaca. The project is expected to be completed in July 2015.

Clean Fuels Low Sulfur Gasoline Project in Minatitlán. In March 2010, ICA Fluor was awarded a Ps. 3,911 million contract for the engineering development, procurement and construction of several catalytic gasoline desulfurization plants, amine regeneration units, complementary systems, support services facilities and their integration into the Gral. Lazaro Cardenas refinery in Minatitlan, Veracruz. The project is expected to be completed in July 2015.

Clean Fuels Low Sulfur Gasoline Project in Ciudad Madero. In 2009, ICA Fluor was awarded a Ps. 5,746 million contract for the engineering development, procurement and construction of several catalytic gasoline desulfurization plants, amine regeneration units, complementary systems, support services facilities and their integration into the Francisco I Madero refinery in Madero, Tamaulipas. The project is expected to be completed in July 2015.

Revamp of the vinyl chloride monomer (VCM) plant in Pajaritos. In October 2013, ICA Fluor signed a contract with Petroquimica Mexicana de Vinilo (PMV) for the revamp of the vinyl chloride monomer (VCM) plant located in the Pajaritos petrochemical complex, in Veracruz, in the Gulf of Mexico. The total contract value is approximately Ps. 2,547 million. ICA Fluor is responsible for the engineering, procurement, construction, maintenance and commissioning services of the VCM plant improvements. The project is planned to be completed in the fourth quarter of 2015.

DuPont Altamira L2. In April 2013, ICA Fluor was awarded a Ps. 1,938 million contract for the construction of a new titanium dioxide train to be built in DuPont’s complex located in Altamira, Tamaulipas on the Gulf of Mexico. ICA Fluor is responsible for the construction, construction management and material management services for the production facility that is scheduled for completion in 2015.

Dos Bocas Gas Compression System. In September 2013, ICA Fluor was awarded a Ps. 1,446 million contract by Pemex for the construction of a gas compression system to service the Dos Bocas Marine Terminal located in Paraiso, Tabasco, in the Gulf of Mexico. ICA Fluor is responsible for the engineering, procurement, construction and start-up services for the electromechanical works and tie-in of the new system to connect a 77-kilometer, 36- inch diameter pipeline to transport gas and crude oil from the Litoral offshore platform to the processing facilities in the marine terminal. The project is expected to be completed in the second quarter of 2015.

Miguel Hidalgo Refinery in Tula. In September 2013, ICA Fluor was awarded a Ps. 1,329 million contract by Pemex to develop the first phase of the project to reconfigure the Miguel Hidalgo Refinery, located in Tula, Hidalgo, Mexico. ICA Fluor is responsible for various aspects of engineering for the process plants, auxiliary services and integration works required to increase the refinery’s distillate production capacity from 63 to 80 percent.

Ethane Recovery Plant in Ciudad Pemex, Phase 2: In December 2013, ICA Fluor was awarded a Ps. 810 million contract by Pemex for the complementary engineering, procurement and installation of non-critical equipment, construction, training, pre-starter and starter support, and performance tests of the cryogenic plant 2 revamp and integration with cryogenic plant 1 for supplying ethane in the gas processor center in Ciudad Pemex, Macuspana, Tabasco. The project is expected to be completed in May 2015.

Tula Coker Plant. In December 2014, ICA Fluor signed a contract with Pemex Refinación for the construction of a delayed coker unit that will be installed at the Miguel Hidalgo refinery in Tula, Hidalgo, Mexico. The total contract value is Ps. 19,147 million. This Phase II contract involves providing engineering, procurement and construction (EPC) services for the plant, which will have the capacity to produce 86,000 barrels per day. It is the first package to be converted to the EPC stage under the open book established in the Phase I contract. The mechanical completion of the project is scheduled for the second quarter of 2018. ICA Fluor was awarded the contract for Phase I of the Residue Recovery Project for the Miguel Hidalgo refinery in 2013.

Extraction Units for Shell. In October 2014, ICA Fluor was awarded a Ps. 3,893 million contract for engineering, procurement and fabrication services for the execution phase of the Carmon Creek Project in Alberta, Canada. The scope of the contract focuses on the wellpad modules in the project and includes all insulation, mechanical, electrical, instrumentation, and piping related to the wellpad modules. The wellpad modules will be constructed at the contractor’s fabrication yards located in Mexico. The wellpad modules will be welded and insulated before they arrive at the site. On April 24, 2015, Shell Canada Energy and ICA Fluor agreed to terminate the contract for the fabrication of well pads for Shell’s Carmon Creek project in Alberta, Canada. The unexecuted balance of the contract, which was originally booked in 4Q14, was Ps. 4,007 million.

DUBA Madero FEL 3. On August 27, 2014, ICA Fluor was awarded a Ps. 1,129 million contract for the engineering and procurement of equipment and permanently installed materials, construction, testing, training, pre-start-up, start-up and performance tests for new hydrodesulfurization plants for certain middle distillates, a hydrogen production plant, a sulfur recovery plant, a bitter water treatment plant, the revamp of a hydrodesulfurization plant for middle distillate U-501 and integration and support services outside the battery limit of plants in the Francisco I. Madero refinery located in Madero, Tamaulipas. The project is expected to be completed in February 2018.

Concessions

Our Concessions segment focuses on the construction, development, maintenance and operation of long-term concessions of toll roads, tunnels, social infrastructure and water projects and accounted for 14% of our total revenues in 2014. The construction work we perform on our concessions is included in our Civil Construction segment when, pursuant to an EPC contract, we sub-contract one of our construction subsidiaries to perform the work. If the construction work is contracted with a third party, as is the case of construction of rights of way and environmentally-related construction such as environmental impact assessment, our construction subsidiaries do not perform any construction services. In these cases, the construction revenues are recognized within the Concessions segment rather than the Civil Construction segment. Our concessionaire subsidiaries also recognize financing income, which stems from the (i) reimbursement of the cost of financing obtained to build infrastructure assets granted under concession arrangements and (ii) interest income earned on concession assets accounted for as long-term accounts receivable.

We participate in all stages of infrastructure project development, including formulation, engineering, structuring and financing, construction, operation and management as part of a portfolio of assets. We monetize assets that are in the operating stage and arrange new projects under development.

During 2014, we participated in six concessioned highways operating, in whole or in part, and one operating concessioned tunnel (the Acapulco tunnel), five of which we consolidate, and in the management and operation of water supply systems such as the Aqueduct II water supply system, which we do not consolidate.

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

Highway and Tunnel Concessions

The following table sets forth certain information as of December 31, 2014, regarding the eight highway and two tunnels concessions in which we currently participate, either through subsidiaries unconsolidated joint ventures or associated companies. As of December 31, 2014, we had five highway and one tunnel concessions in operation.

Concession (highway and tunnels)	Kilometers	Date of Concession	Concession Term (Years)	% Ownership of Concessionaire	% Ownership of Construction	Concessionaire’s Net Investment in Concession (Millions of Mexican pesos)(1)	ICA’s Balance of Investment (Millions of Mexican pesos)
The Kantunil-Cancun Highway(2)(3)	296	1990	30	100	100	4,044	4,044
Acapulco Tunnel(2)(3)	2.9	1994	40	100	100	771	771
Acapulco Scenic Bypass(3)	8	2013	30	100	—	493	493
Rio Verde-Ciudad Valles Highway(2)(3)	113.2	2007	20	100	100	5,301	5,301
The La Piedad Bypass(2)(3)	21	2009	30	100	100	2,409	2,409
Barranca Larga-Ventanilla Highway(3)	104	2012	27	100	100	2,671	2,671
Palmillas – Apaseo El Grande Toll Road(3)	86	2013	30	100	—	4,128	4,128
Mitla-Tehuantepec Highway(4)	169	2010	20	60	100	1,104	663
Nuevo Necaxa-Tihuatlan Highway(2)(4)	85	2007	30	50	60	7,468	379
Autovia Urbana Sur(5)	15.9	2010	30	30	100	—	—

(1)	Represents each concessionaire’s investment in the applicable concession as of December 31, 2014, net of depreciation and revaluation of assets for inflation through 2007.
(2)	Concession in operation, including the extension, if any, of the toll road.
(3)	Concession fully consolidated in our financial statements.
(4)	Concession accounted for using the equity method in our financial statements. See Notes 4 and 19 to our consolidated financial statements.
(5)	We completed the sale of our interest in this concession on March 31, 2014.

The Kantunil-Cancun Highway (Mayab Consortium). On March 12, 2008, we acquired all of the equity of the Mayab Consortium, which holds the concession for the Kantunil-Cancun toll road. We paid Ps. 912 million to acquire the Mayab Consortium, which holds the concession to construct, operate, and maintain the 241.5-kilometer highway that connects the cities of Kantunil and Cancun in the states of Yucatan and Quintana Roo through December 2020. In August 2011, we signed an amendment to our concession agreement with the Ministry of Communications and Transportation to construct an extension of the toll road. The amendment includes the construction, operation, conservation and maintenance of a 54-kilometer expansion of the Kantunil-Cancun highway to Playa del Carmen and extends the term of the concession to 2050. The expansion of the highway required an estimated investment of approximately Ps. 5,370 million. We consolidate the investment in our consolidated financial statements, including long term debt that, as of December 31, 2014, was equivalent to Ps. 4,769 million. This long-term debt matures in 2034, and is expected to be repaid from toll revenues generated by the concession. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—The Kantunil-Cancun Highway (Mayab Consortium).” On April 13, 2015, we announced that we had signed an agreement to sell to CDPQ a 49% interest in our subsidiary ICA OVT, which was established on March 19, 2015 and will own the Kantunil-Cancun Highway concession. We expect to continue to operate this highway for the 35 years remaining in the concession.

Acapulco Tunnel. In 1994, the government of the state of Guerrero granted our subsidiary Tuneles Concesionados de Acapulco, S.A. de C.V., or TUCA, a 25-year concession for the construction, operation and maintenance of a 2.9-kilometer tunnel connecting Acapulco and Las Cruces. The concession term started in June 1994. On November 25, 2002, the Congress of the State Government of Guerrero approved the extension of the concession term by 15 years because the actual volume of usage was lower than the amount foreseen by the terms of the concession agreement. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital

Resources—Indebtedness—Acapulco Tunnel” and Note 13 to our audited consolidated financial statements. On April 13, 2015, we announced that we had signed an agreement to sell to CDPQ a 49% interest in our subsidiary ICA OVT, which was established on March 19, 2015 and will own the Acapulco Tunnel concession. We expect to continue to operate this highway for the 18 years remaining in the concession.

Acapulco Scenic Bypass. In November 2012 the State of Guerrero awarded us with a 30-year concession for a toll tunnel and highway in Acapulco. The project includes a 3.3-kilometer tunnel from the Brisamar interchange to Cayao – Puerto Marques and a 4.7-kilometer highway from the tunnel entrance to the Zona Diamante section of Acapulco.

The Rio Verde-Ciudad Valles Highway. In July 2007, the Ministry of Communications and Transportation awarded the 20-year concession for a 113.2-kilometer highway between Rio Verde and Ciudad Valles in the state of San Luis Potosi to a consortium made up of our subsidiaries. The estimated total investment at December 2014 will be approximately Ps. 5,240 million. The scope of the concession includes: (i) the operation, conservation, maintenance, modernization, and widening of a 36.6 kilometer tranche from Rio Verde—Rayon; (ii) the construction, operation, conservation, and maintenance of a 68.6 kilometer tranche from Rayon—La Pitahaya; and (iii) the operation, conservation, maintenance, modernization, and widening of an 8.0 kilometer tranche from La Pitahaya—Ciudad Valles. This concession includes the exclusive right for the 20-year service contract with the Mexican federal government, acting through the Ministry of Communications and Transportation. On September 19, 2008, we procured the financing for this project in the amount of Ps. 2,550 million. In August 2014, the Ministry of Communications and Transportation extended the PPP term for 4 additional years, with a termination date in August 2031. The Ministry also extended the concession for 20 additional years until August 2047. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Rio Verde-Ciudad Valles Highway.” The concession began full operations in July 2013. On April 13, 2015, we announced that we had signed an agreement to sell to CDPQ a 49% interest in our subsidiary ICA OVT, which was established on March 19, 2015 and will own the Rio Verde-Ciudad Valles Highway concession. We expect to continue to operate this highway for the 32 years remaining in the concession.

The La Piedad Bypass. On March 24, 2009, through our wholly-owned subsidiary Libramiento ICA La Piedad, S.A. de C.V., we entered into a thirty-year concession for (i) the construction, operation, conservation and maintenance of the 21.38-kilometer La Piedad Bypass, to alleviate congestion caused by long-haul traffic between the Bajio region and western Mexico, and (ii) the modernization of 38.8 kilometers of the toll-free Federal Highway 110 in the states of Guanajuato and Michoacan and 7.32 kilometers of Highway 90. This concession began full operations in November 2012. In September 2013, the concession was financially restructured, resulting in a 15-year extension of the concession expiration date, which is now in 2054. On April 13, 2015, we announced that we had signed an agreement to sell to CDPQ a 49% interest in our subsidiary ICA OVT, which was created on March 19, 2015 and will own the La Piedad Bypass concession. We expect to continue to operate this highway for the 39 years remaining in the concession.

Barranca Larga-Ventanilla Highway. On April 16 2012, the Ministry of Communications and Transportation awarded us a 30-year concession for the construction, operation and maintenance of the 104-kilometer Barranca Larga-Ventanilla toll road in the state of Oaxaca. We entered into long term financing for the project on June 15 2012. The expected date of completion of construction is June 2015.

Palmillas-Apaseo El Grande toll road. We were awarded a 30-year concession for the Palmillas-Apaseo El Grande toll road by the Ministry of Communications and Transportation in November 2012. The concession title was signed in February 2013 for a total investment of Ps. 9,359 million. In June 2013 we entered into a Ps. 5,675 million loan agreement, which was amended on September 19, 2013 to Ps. 5,450 million. The 86-kilometer, 4-lane, high specification toll road in the states of Queretaro and Guanajuato will create a new link between the Mexico City metropolitan region, the Central Mexican region and the Northern Mexican region. The concession includes nine interchanges, 29 vehicular overpasses and underpasses and calls for the construction of 15 major bridges, and is expected to start operations in 2016.

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

Nuevo Necaxa-Tihuatlan Highway. In June 2007, the Ministry of Communications and Transportation awarded us a 30-year concession for the construction, operation, maintenance and preservation of the Nuevo Necaxa—Tihuatlan highway. The 85-kilometer highway is located in the states of Puebla and Veracruz. The 30-year concession, with a total investment of approximately Ps. 10,284 million, includes: (i) construction, operation, maintenance, and preservation of the 36.6 kilometer Nuevo Necaxa—Avila Camacho segment; (ii) operation, maintenance, and preservation of the 48.1 kilometer Avila Camacho—Tihuatlan segment; and (iii) a long-term service contract to sustain the capacity of the highway for the Nuevo Necaxa—Avila Camacho segment, in accordance with the exclusive rights provided by the concession. This is the final tranche to complete the highway that will connect Mexico City with the port of Tuxpan in Veracruz. In June 2008, we entered into a financing agreement in the amount of Ps. 6,061 million to finance the construction of this project. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Nuevo Necaxa—Tihuatlan.” The project was completed in the third quarter of 2014.

Autovia Urbana Sur. We were awarded by Mexico City, as part of a consortium with IDEAL, a 30-year design, construction, maintenance and operating concession for the elevated toll section of the Autovia Urbana Sur expressway in Mexico City. Recovery of our investment is expected through the collection of tolls. On March 31, 2014, we completed the sale of our interest in this concession to IDEAL.

Other Long-Term Investments

Long-term contract	Kilometers/ Volume	Date of Concession	Concession Term (Years)	% Ownership of Concessionaire	% Ownership of Construction	Concessionaire’s Net Investment in Concession (Millions of Mexican pesos)
Rio de los Remedios(1)	25.5 km	2008	5 (Renewable)	100	100	—	(2)

(1)	Fully consolidated in our financial statements. In the third quarter of 2011, the contract was amended to increase the value of the contract for the construction of the highway.
(2)	Presented in the financial statements for Ps. 12,439 million in long-term accounts receivables for construction, and Ps. 187 million in current accounts receivable.

Rio de los Remedios—Ecatepec. We participate in the Rio de los Remedios—Ecatepec project with a 100% interest in ANESA (formerly known as Viabilis Infraestructura S.A.P.I. de C.V., or Viabilis). In 2008, we began participating in this project with a 50% interest in Viabilis, the contractor for the construction and financing of public works. In June 2009, we obtained a controlling interest in Viabilis by purchase one additional share above our existing 50% interest, allowing us an additional seat on the board of directors of Viabilis. As of such date, we consolidate ANESA. In May 2012, we completed the acquisition of the 50% interest we did not own in Viabilis, and as a result we now wholly own the company and changed its name to ANESA. The Ps. 6,568 million project relates to isolating a drainage canal and building a 25.5-kilometer toll highway in the Mexico City and state of Mexico metropolitan areas. The project calls for construction in three phases, with Phase 1 completed in July 2009 and Phase 2 completed in March 2013. As of the date of this report, we are in negotiations with the System of Highways, Airports, Related and Auxiliary Services (“SAASCAEM”) of the government of the state of Mexico regarding Phase 3 of the project. ANESA was awarded the construction contract for the project on November 15, 2004 by the SAASCAEM. The contract was amended and restated in May 2007. In June 2008, we obtained bridge loan financing for the project in the amount of U.S.$ 40 million structured by the Ahorro Corporacion of Spain with Caja de Ahorros Municipal de Burgos as agent for various lenders. We have repaid the bridge loan and subsequently became a lender to the project, and in February 2010 we entered into a long term financing agreement in the amount of Ps. 3,000 million with Banobras development bank. Phases 1 and 2 have been operational since March 2013.

Port Concessions

Lazaro Cardenas Port Terminal. In 2012, our affiliate APM Terminals Lazaro Cardenas, S.A. de C.V., or APMT-Lazaro Cardenas, of which we own 5%, signed a thirty-year agreement to design, finance, construct, operate and maintain the new “TEC II” container terminal in Lazaro Cardenas port, located on Mexico’s Pacific coast. There will be four separate stages of investment and construction. Phase I is expected to be completed in 2015 and is expected to require an investment of approximately Ps. 7,682 million. ICA is expected to perform 100% of the construction of Phase I.

Water Distribution and Water Treatment Concessions

During 2014, we participated in one water treatment plant, which is currently under construction, and in three water supply systems, two of which are currently under construction. The following table sets forth certain information as of December 31, 2014, regarding the water treatment plant and water supply system concessions in which we currently participate, either through subsidiaries or affiliates. We account for all of our water projects using the equity method in our consolidated financial statements as we either consider that we have joint control over the joint venture investment, or when we have the ability to significantly influence the key operating and financial decisions of the venture.

Atotonilco Water Treatment Plant. A consortium of which our subsidiary CONOISA holds 10.2% was awarded, through an international bidding process, the concession for the construction and operation of the Atotonilco water treatment plant in Tula, Hidalgo by the National Water Commission, or Conagua. On January 7, 2010, the consortium entered into a final contract with Conagua. The consortium is responsible for the design, construction, electromechanical equipment and testing, as well as the operation, conservation and maintenance of the water treatment plant including electricity cogeneration and the removal and final disposition of all waste and biosolids that are produced, over the 25-year term of the agreement. The Atotonilco plant is expected to be the largest of its kind in Mexico and one of the largest in the world, with a treatment capacity of up to 42 cubic meters of wastewater per second. The plant will be located at the outlet of the Eastern Discharge Tunnel, which we are also building. The consortium was comprised of Promotora del Desarrollo de America Latina, S.A. de C.V., a subsidiary of Grupo Carso, as the leader with 40.8%, ACCIONA Agua S.A. with 24.26%, Atlatec, S.A. de C.V. (a subsidiary of Mitsui & Co., Ltd.) with 24.26%, our subsidiary CONOISA with 10.2% and other minority investors. The resources for the investment will be provided by the National Fund for Infrastructure for Ps. 4.6 billion, representing 49% of the equity capital of the consortium, and commercial bank debt. In December 2013, we entered into an agreement to sell our share of the concession to Promotora del Desarrollo de America Latina, S.A. de C.V. The agreement to sell our interest in this plant was signed on November 3, 2014 and the sale was completed in November 2014.

Concession	Capacity (m3mm)	Date of Concession	Concession Term (Years)	% Ownership of Concessionaire	% of Construction Work	Concessionaire’s Net Investment in Concession (Millions of Mexican pesos)(1)	Balance of the investment (Millions of Mexican pesos)
Aqueducto II water supply system (2)(3)	1.5	2007	20	42	50	2,164	283
El Realito water supply system(3)	1	2009	25	51	51	1,823	280
Agua Prieta water treatment plant(3)	8.5	2009	20	50	100	2,367	213
Atotonilco water treatment plant(4)	42	2010	25	10	42.5	—	—

(1)	Represents each concessionaire’s investment in the applicable concession, net of depreciation and revaluation of assets for inflation through 2007.
(2)	Concession in operation.

(3)	Concession accounted for using the equity method, in our financial statements. See Note 19 to our consolidated financial statements.
(4)	We completed the sale of our interest in this concession in November 2014.

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

El Realito Aqueduct. In 2009, a consortium we lead signed a 25-year service contract with the State Water Commission of San Luis Potosi to build, operate and maintain the El Realito aqueduct water supply and purification system. In March 2011, our subsidiary Aquos el Realito S.A. de C.V. entered into an 18-year term financing agreement for the construction of the El Realito Aqueduct project, to which it holds a long-term service agreement, in an amount up to Ps. 1,319 million. The consortium is comprised of our subsidiary Controladora de Operaciones de Infraestructura, S.A. de C.V., or CONOISA, as consortium leader, with 51% and Fomento de Construcciones y Contratas, through a subsidiary, with 49%. We account for this investment using the equity method. See Note 4 to our consolidated financial statements. We initiated operations of this aqueduct in January 2015.

Agua Prieta Water Treatment Plant. In 2009, a consortium we lead was granted a 20-year contract with the Jalisco State Water Commission for the construction and operation of the Agua Prieta wastewater treatment plant. The Ps. 2,318 million contract is a fixed price, fixed term contract with a 33-month term for construction and a subsequent 207-month term for operation. We will earn a portion of the total contract price based on our construction work, which will be set forth in a construction contract at a later date. We expect to finance the project with contributions from the Mexican federal government’s National Fund for Infrastructure, equity contributions from the consortium and commercial bank debt. In addition to ICA, which is consortium leader and holds a 50% interest, the consortium also includes ATLATEC, S.A. de C.V. with a 34% interest and Servicios de Agua Trident S.A. de C.V. with a 16% interest, both of which are subsidiaries of Mitsui & Co, Ltd. We account for this investment using the equity method. The Agua Prieta Water Treatment Plant was inaugurated in July 2014 and initiated operations in November 2014. The total investment for this project was Ps. 2,967 million.

Monterrey VI. In October 2014, a consortium led by CONOISA signed one of the first contracts under the new Public Private Partnership law in Mexico with Servicios de Agua y Drenaje de Monterrey, the water and sanitation services company of the State of Nuevo León. CONOISA has a 37.75% interest in the consortium. The bulk water delivery contract includes the construction, equipment, operation, and maintenance of the Monterrey VI Aqueduct. The 372 km pipeline will have a capacity of 6 cubic meters and will increase by more than 40% the supply of potable water for the Monterrey metropolitan region. Total investment in the project is expected to be approximately Ps. 17,684 million. The Monterrey VI Aqueduct will bring water from intake works on the Rio Panuco to the existing Cerro Prieto reservoir in Linares, Nuevo León and will pass through the states of San Luis Potosi, Veracruz, and Tamaulipas. The 84-inch diameter pipeline will have a maximum capacity of 6,000 liters per second. The project also includes six pumping stations, seven regime change tanks, a regulation tank, a pre-treatment system, and telemetry.

Energy Concessions

Reynosa I Windpark. On October 17, 2014, we, through our subsidiary CONOISA, announced that we had joined a consortium to invest in and build the 60 megawatt Reynosa I Windpark in Reynosa, Tamaulipas, together with Santander Capital Structuring, S.A. de C.V. (“SCS”), the capital structuring arm of the Santander Group, which focuses on investing the bank’s capital in renewable energy, energy efficiency and climate change projects, and private equity investors. The Reynosa I Windpark will generate an expected 207.9 gigawatt hours of electricity per year roughly, equivalent to the electricity needs of 62,300 households, and is expected to reduce carbon dioxide emissions by an estimated 2,070,000 metric tons over the 20-year life of the project. CONOISA is expected to be the primary user of the electricity generated under long-term Power Purchase Agreements (PPAs). Some of the necessary environmental permits have been received. The Phase I project will require a total investment of approximately U.S.$ 151 million. CONOISA holds 20% of the equity and will be responsible for construction. CONOISA will also be party to the asset management contract during the operation phase. SCS and private equity investors own the remaining 80%. Of the total investment, 70% is expected to be financed in capital markets. Under the timetable for execution of the project execution of definitive PPAs and the financing agreement, the awarding of the EPC contract, and selection of a technology partner is expected in the second quarter of 2015. We expect construction to start in second half of 2015 and the commencement of operations in the second half of 2016.

Discontinued operations

Long-term contract	Kilometers/ volume	Date of Concession	Concession Term (Years)	% Ownership of Concessionaire	% Ownership of Construction	Concessionaire’s Net Investment in Concession (Millions of Mexican pesos)
SPC projects	N/A	2010	22	100	100	10,165

SPC Projects. In 2011, we entered into two agreements to build and operate over a 22-year term two federal penitentiaries for a total investment of Ps. 9,890 million. Construction for the projects was completed in 2012 and the projects are now operational. The infrastructure operations relate to non-penitentiary services. In January 2014, we announced that we had signed an agreement to sell CGL a 70% equity interest in our two SPC contracts. This investment was reported as a discontinued operation. On December 5, 2014, we announced the expiration of this agreement. However, as we continue to actively seek the sale of these operations as of December 31, 2014, these concessions results continue to be classified as discontinued operations. See Note 34 to our consolidated financial statements.

Airports

Our Airports segment accounted for 10% of our total revenues in 2014.

In July 2013, our subsidiary Aeroinvest sold 69,000,000 of its shares in our airport concessionaire subsidiary, GACN, representing approximately 17.25% of GACN’s total capital stock, in an underwritten global public offering. In December 2014, our subsidiary Aeroinvest sold 3,500,000 of its shares in our airport concessionaire subsidiary, GACN, representing approximately 0.9% of GACN’s total capital stock, in an underwritten global public offering. As of December 31, 2014, we controlled the vote of 162,002,700 shares of GACN, representing 40.5% of GACN’s capital stock. Our investment in GACN was comprised of 95,202,700 series B shares that we owned directly through our wholly-owned subsidiary Aeroinvest, and 66,800,000 series B and BB shares that we controlled through our ownership of 74.5% of the capital stock of SETA. The remaining 25.5% of SETA was owned by Aeroports de Paris Management, or ADPM. The remaining shareholders in GACN held 58.34% of its outstanding capital stock and 1.16% of the shares are held in GACN’s treasury. Because of the decrease in our interest in GACN in 2013, we continued to reassess our effective control over GACN and concluded that we retain effective control through December 31, 2014 based on our substantive rights as majority shareholder, ability to appoint directors and executives of GACN, administration of the relevant activities of GACN and other factors. See Note 17 to our consolidated financial statements. GACN is listed on the Mexican Stock Exchange and the NASDAQ Stock Market.

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

Through GACN, we operate 13 airports in the Central North region of Mexico pursuant to concessions granted by the Mexican government, including the Monterrey airport, which accounted for approximately 42% of GACN’s revenues in 2014 and 42% in 2013. The airports serve a major metropolitan area (Monterrey), three tourist destinations (Acapulco, Mazatlan and Zihuatanejo), two border cities (Ciudad Juarez and Reynosa) and seven regional centers (Chihuahua, Culiacan, Durango, San Luis Potosi, Tampico, Torreon and Zacatecas). All of the airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government.

In October 2008, GACN acquired 90% of the shares of Consorcio Grupo Hotelero T2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters of commercial space inside the new Terminal 2 of the Mexico City International Airport under a 20-year lease agreement with the Mexico City International Airport. NH Hoteles, S.A. de C.V., a Spanish company, owns the other 10%. For the year ended December 31, 2014, total revenues of the hotel amounted to Ps. 196 million. Annual average occupancy decreased to 79.6% in 2014 from 82.5% in 2013. In 2014, the annual average rate per room was Ps. 1,817 in 2014, as compared to Ps. 1,619 in 2013.

The substantial majority of the Airports segment’s revenues are derived from providing tariff-regulated services, which generally are related to the use of airport facilities by airlines and passengers. For example, approximately 67.9% of GACN’s total revenues in 2014 were earned from aeronautical (tariff-regulated) services such as the provision of aircraft parking, passenger walkways and airport security services. Changes in revenues from aeronautical services are principally driven by the passenger and cargo volume at the airports. All of our revenues from aeronautical services are also affected by the “maximum rates” the subsidiary concessionaires are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The “maximum rate” system of price regulation that applies to aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services. In December 2010, the Ministry of Communications and Transportation approved the master development programs for each of our subsidiary concession holders for the 2011 to 2015 period. These programs will be in effect from January 1, 2011 until December 31, 2015.

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

The airports are also focusing their business strategy on generating new services and products to diversify our revenue, such as hotel services, air cargo logistics services and real estate services. They plan to develop land not needed for aeronautical operations at all of the airports for industrial, logistical or commercial uses that are directly or indirectly related to airport activities in order to strengthen the airports’ role as focal points of economic development in the cities where they are located. As a result of such efforts, revenues from diversification activities increased by 10.1% in 2014 as compared to 2013.

The following table provides summary data for each of the airports for the year ended December 31, 2014:

	Year Ended December 31, 2014
	Terminal Passengers		Revenues(1)		Revenues Per Terminal Passenger(2)
Airport	(Number in millions)%		(Millions of pesos)%		(Pesos)
Metropolitan area:
Monterrey International Airport	7.1	48.5	1,528	48.4	214.4
Tourist destinations:
Acapulco International Airport	0.6	4.3	140.4	4.4	222.2
Mazatlan International Airport	0.8	5.4	185.8	5.9	235.4
Zihuatanejo International Airport	0.5	3.5	122.8	3.9	241.6

Total tourist destinations	1.9	13.1	448.9	14.2	232.7
Regional cities:
Chihuahua International Airport	1.0	6.5	197.3	6.2	205.2
Culiacan International Airport	1.3	8.9	258.4	8.2	197.6
Durango International Airport	0.3	1.7	56.7	1.8	221.6
San Luis Potosi International Airport	0.4	2.5	102.0	3.2	272.8
Tampico International Airport	0.7	4.7	142.5	4.5	206.8
Torreon International Airport	0.5	3.6	114.7	3.6	218.9
Zacatecas International Airport	0.3	1.9	64.4	2.0	226.3
Total regional destinations	4.4	29.9	936.0	29.6	212.9
Border cities:
Ciudad Juarez International Airport	0.8	5.2	149.0	4.7	193.8
Reynosa International Airport	0.5	3.2	96.0	3.0	203.4

Total border city destinations	1.2	8.4	245.0	7.8	197.4

Total	14.7	100	3,158.0	100	214.9

(1)	Does not include eliminations of transactions among GACN’s subsidiaries or revenues from construction services.
(2)	Revenues per terminal passenger are calculated by dividing the total revenues for each airport by the number of terminal passengers for each airport. The result has been rounded to the decimal.

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

In the future, we may face competition from Aeropuerto del Norte, an airport near Monterrey operated by a third party pursuant to a concession. Historically, Aeropuerto del Norte has been used solely for general aviation operations. The state of Nuevo Leon has requested in the past that the Ministry of Communications and Transportation amend Aeropuerto del Norte’s concession to allow it to serve commercial aviation operations. To date, the Ministry of Communications and Transportation has not amended Aeropuerto del Norte’s concession. The Ministry of Communications and Transportation may authorize such an amendment, and commercial aviation flights may operate from Aeropuerto del Norte in the future. In addition, we understand that Aeropuerto del Norte is not capable of accommodating commercial passenger traffic with its current infrastructure.

Excluding our airports servicing tourist destinations, our airports currently do not face significant competition.

Corporate and Other

Our Corporate and Other segment includes all of our real estate operations, including our affordable entry-level housing operations as well as our corporate operations through our subsidiary Grupo ICA S.A. de C.V. See “Item 4. Information on the Company—History and Development of the Company—Divestitures.” In 2014, our Corporate and Other segment accounted for 14% of our total revenues.

Our housing operations during 2014 covered all stages of the housing industry, performing and procuring architectural and engineering design, facilitating buyer financing and constructing and marketing homes. We subcontracted some construction services, such as urbanization.

The principal raw materials we require for our housing operations are cement, steel, construction aggregates, doors, windows and other housing fixtures.

In 2010, we expanded our operations in the housing operations by increasing our stake in Los Portales, a real estate development company in Peru, from 18% to 50%, and we participated in several new housing development projects in Mexico, including a joint venture with Prudential Investment Management, Inc. to develop social interest housing with Prudential Real Estate Investors, S. de R.L. de C.V. During 2014, 2013 and 2012 we sold 1,859, 1,513 and 6,677 homes, respectively.

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

Geographical Distribution of Revenues

Revenues from foreign operations accounted for approximately 34% of our revenues in 2014, 27% of our revenues in 2013 and 10% of our revenues in 2012. The increase in 2014 over 2013 of the percentage of our revenue derived from foreign operations principally reflected the acquisition of Facchina in the United States, and an increase in the income from projects in Costa Rica and Panama.

The following table sets forth our revenues for Mexico and abroad for each of the years in the three-year period ended at December 31, 2012, 2013, and 2014.

	Year Ended December 31,
	2014		2013		2012
	(Millions of Mexican pesos)	(Percent of Total)	(Millions of Mexican pesos)	(Percent of Total)	(Millions of Mexican pesos)	(Percent of Total)
Mexico	Ps. 23,389	66%	Ps. 21,651	73%	Ps. 34,147	90%
Other countries	12,269	34%	7,905	27%	3,975	10%

Total revenues	Ps. 35,658	100%	Ps. 29,556	100%	Ps. 38,122	100%

Additionally, during 2014 we recognized a gain related to the fair value upon initial recognition of real estate inventories for Ps. 1,099 by one of our Panamanian subsidiaries.

Approximately 11% of our Civil Construction backlog as of December 31, 2014 is related to projects outside Mexico (as compared to approximately 12% as of December 31, 2013) and approximately 11% of our Civil Construction backlog as of December 31, 2014 was denominated in foreign currencies (principally U.S. dollars) (as compared to approximately 12% of our backlog as of December 31, 2013).

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

Environmental Matters

Our Mexican operations are subject to both Mexican federal and state laws and regulations relating to the protection of the environment. At the federal level, the most important of these environmental laws is the Mexican General Law of Ecological Balance and Environmental Protection, or the Ecological Law (Ley General de Equilibrio Ecologico y Proteccion al Ambiente). Under the Ecological Law, rules have been promulgated concerning water pollution, air pollution, noise pollution and hazardous substances. Additionally, the Mexican federal government has enacted regulations concerning the import, export and handling of hazardous materials and bio-hazardous wastes. The waste and water treatment plants that are operated by one of our equity investees are subject to certain waste regulations, including for bio-hazardous waste. The Mexican federal agency in charge of overseeing compliance with the federal environmental laws is the Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales). The Ministry of the Environment and Natural Resources has the authority to enforce Mexican federal environmental laws. As part of its enforcement powers, the Ministry of the Environment and Natural Resources can bring administrative and criminal proceedings against companies that violate environmental laws, and has the power to close non-complying facilities. We believe that we are in substantial compliance with Mexican federal and state environmental laws. Changes in Mexican federal or state environmental laws could require us to make additional investments to remain in compliance with such environmental laws, and changes in the interpretation or enforcement of such laws could cause our operations to cease to be in compliance with such laws. Any such event could have an adverse effect on our financial condition and results of operations.

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

Through our environmental management systems—which have ISO 14001:2004 certification—and our material and human resources, we manage projects from the bidding phase through completion of construction. In the case of concessions, we manage the remediation of our projects, seeking to ensure that the necessary studies are conducted (among them identification of species of flora and fauna listed in NOM-059-SEMARNAT-2010 “Environment protection – Native Mexican species of animal and plant wildlife categories of risk and specifications for inclusion, exclusion or change – List of endangered species,” 2013 version) and that environmental impact mitigation activities have been proposed before projects begin. During the course of our projects, through external audits and consultation with environmental authorities and clients, we verify compliance with agreed-upon environmental protection activities, placing special emphasis on those relating to biodiversity through flora and fauna rescue programs, reforestation, environmental monitoring, soil protection and land slope stabilization, and waste management, among others. In projects outside of Mexico, including within the Panama Canal zone, we are also required to comply with environmental laws by applicable authorities. We believe we are in substantial compliance with environmental laws to which we are subject.

Sustainable Infrastructure for Development

In 2011, in an effort to measure and improve our sustainability performance, we began publishing an annual Sustainability Report providing a snapshot of our operations’ economic, environmental and social impacts. Our annual report expands upon and deepens our engagement with a diverse range of stakeholders—including investors, local communities in which we operate, employees and their families, suppliers and other business partners—by explaining how we respond to their expectations and interests. Since 2013, we have conducted our integrated activities in accordance with the guidelines of the Global Reporting Initiative (GRI) V4 and the International Integrated Reporting Council (IIRC) frameworks.

By creating and maintaining a culture of sustainability, we seek to achieve long-term business success that aligns with the interests and needs of other stakeholders. In the recent years we have sought to redouble our efforts related to our zero-tolerance policy towards corruption. We have developed an anticorruption program that involves training of our employees, testing employees about conflicts of interest, as well as specific training and follow-up in our procurement area. In January 2013, our Board of Directors approved our first Code of Ethics and Conduct for Providers, Contractors and Business Partners. For the second year in a row, ICA is the only construction and engineering company of Latin America listed in the Dow Jones Sustainability Emerging Markets Index for 2014-2015. In 2014, we have kept our commitments on sustainability as Global Compact signatories as members of the Council Network for Mexico (Consejo de la Red de México) and as volunteers in the emissions report following the guidelines of the Carbon Disclosure Project (CDP). We also chair the Sustainability Subcommittee of the Mexican Stock Exchange (Subcomité de Sustentabilidad de la Bolsa Mexicana de Valores) and the Infrastructure Comission of the Business Coordination Council (Consejo Coordinador Empresarial) as members of the World Business Council for Sustainable Development. In order to promote sustainability and evaluate the quality of our projects, we started collaboration with the Zofnass Program for Sustainable Infrastructure of Harvard Design School. In 2014, two case studies were conducted on ICA’s projects: the Nuevo Necaxa-Tihuatlán Highway and the Mayab Highway. By analyzing these two cases, we seek to create guidelines for evaluating and improving the performance of sustainability matters in our projects. Additionally, in 2014, we also started a strategic alliance with the Network for Sustainability in Emerging Markets of the German Development Cooperation (GIZ) to share expertise and best practices relating to environmental assets.

C. ORGANIZATIONAL STRUCTURE

The following table sets forth our significant subsidiaries as of December 31, 2014, including principal activity, domicile and our ownership interest:

Subsidiary	Principal Activity	Domicile	Ownership Interest (%)
Constructoras ICA, S.A. de C.V.	Construction	Mexico	100
Controladora de Empresas de Vivienda, S.A. de C.V.	Housing	Mexico	100
Controladora de Operaciones de Infraestructura, S.A. de C.V.	Concessions	Mexico	100
Ingenieros Civiles Asociados, S.A. de C.V.	Heavy urban and specialized construction	Mexico	100
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.	Airport operations	Mexico	40.5(1)

(1)	Directly and through our interest in SETA.

D. PROPERTY, PLANT AND EQUIPMENT

At December 31, 2014, approximately 93% of our total assets, including concessions, are located in Mexico. At December 31, 2014, the net book value of all land (excluding real estate inventories) and buildings, machinery and equipment, and investment properties and concessions was approximately Ps. 30,460 million (approximately U.S.$ 2,067 million). We currently lease machinery from vendors primarily under operating leases. For information regarding property in our Corporate and Other segment, see “Item 4. Information on the Company—Business Overview—Description of Business Segments—Corporate and Other.”

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

The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto. Our consolidated financial statements have been prepared in accordance with IFRS. We organize our reportable segments based on internally reported financial segment information, which is presented to our management through business unit reports. Our management regularly reviews this information to aid in operational decision-making, including regarding resource allocation, and for performance evaluation.

In 2013, for management purposes, we were organized into four reportable segments which were: Civil Construction, Airports, Concessions, and Corporate and Other. Our equity method investment in ICA Fluor was included within our Civil Construction segment. Starting in the fourth quarter of 2014, the segment information delivered to our executive committee for review has included the standalone financial and operating performance information of our ICA Fluor joint venture. This change occurred in our internal reporting due to the importance of ICA Fluor’s results to our consolidated operations, the transfer of ICA Fluor’s shares to the Civil Construction division, and because ICA Fluor’s operations are part of our strategic development goals, as well as ICA Fluor’s operational independence from our other construction businesses. Accordingly, management began incorporating our 51% interest in ICA Fluor’s operational data in its internal business unit reports and analysis as an additional Industrial Construction segment. The Industrial Construction amounts are removed from our consolidated segment information through eliminations so that the operations of our Industrial Construction segment are reflected in our consolidated results through our share in results of joint ventures and associated companies. In the accompanying management’s discussion and analysis, where we include information related to the Industrial Construction segment, we have included the related eliminations in order to reflect our consolidated results. This change was presented retrospectively for all years presented in our consolidated financial statements and therefore, within the following management’s discussion and analysis of our financial and operating results.

Accordingly, for the years ended December 31, 2014, 2013 and 2012, we have five reportable segments: Civil Construction, Industrial Construction (representing our 51% interest in ICA Fluor), Airports, Concessions and Corporate and Other.

Overview

We are a Mexican company principally engaged in construction and the operation of infrastructure projects under long-term concession or service agreements. Approximately 66% of our revenue in 2014 was generated in Mexico. As a result, our results of operations are substantially affected by developments in Mexico and Mexican public spending on large infrastructure projects. Our results of operations also vary from period to period based on the mix of projects under construction, the contract terms relating to those projects, the volume of traffic on our highway concessions and in our airports, and conditions in the Mexican housing market, among other factors. In 2014, our results were affected by a reduction of activity in the Mexican construction sector and a slowdown in the rate of awards of new projects, partially offset by the continuing growth of our concessions business, in which several concessions entered operations in 2014, and by our increasing number of international projects. This increase in international projects is concentrated mainly in the United States, after our purchase of Facchina, which contributed 9% of our civil construction backlog and 8% of our total backlog in 2014.

The construction and infrastructure operations, and as a result, our results of operations, are substantially influenced by political and economic conditions in Mexico. In June 2013, Mexican President Enrique Peña Nieto announced the National Development Plan for the period 2013 to 2018. The new program contemplates investments of approximately U.S.$ 415 billion, representing 5.7% of Mexico’s gross domestic product, in over 1,000 projects in the transportation, water management, energy and urban development sectors. The majority of the budget (approximately 64%) is expected to be allocated to the energy sector, and investment in highways is expected to represent approximately U.S.$ 17 billion, or 4.1% of the proposed new program. The program is expected to generate 3.9 million jobs and to contribute to Mexico’s economic development. Mexico entered into a recession beginning in the fourth quarter of 2008, and in 2009 GDP fell by approximately 6.5%. Due to the impact of the turmoil in the global financial system and the recession in Mexico, the rate of awards of infrastructure projects in Mexico was slower in 2009 than we anticipated, particularly in the areas of energy, ports and railways. Mexico’s economy has since expanded, with GDP posting positive growth of 5.5% in 2010, 3.9% in 2011, 3.9% in 2012, 1.1% in 2013, and 2.1% in 2014. The Mexican government has also extended the time period for certain bidding processes for the awards, in part because of the need to reevaluate the corresponding projects’ feasibility in the current economic environment.

On April 29, 2014, Mexican President Enrique Peña Nieto announced the National Infrastructure Plan for the period 2014 – 2018. The new program contemplated investments of approximately Ps. 7,750 billion (U.S.$ 593 billion) in: (i) transportation and communication; (ii) energy; (iii) hydraulic development; (iv) health facilities; (v) urban development and housing; and (vi) tourism development.

On January 30, 2015, the Mexican Ministry of Finance and Public Credit announced adjustments to the 2015 annual budget, reducing it by Ps. 124.3 billion, or 0.7% of Mexico’s GDP. The most affected government entities were Pemex with a reduction of Ps. 62 billion and the Federal Electricity Commission with a reduction of Ps. 10 billion. With regard to the investment budget in infrastructure, the reduction was Ps. 18.1 billion, including the cancellation of the Transpeninsular train and the suspension of the Mexico-Queretaro train. These adjustments are not expected to affect the project for the new international airport in Mexico City.

On March 20, 2015, at the closing of the 78th Mexican Banking Convention, Mexican President Enrique Peña Nieto announced that the 2016 budget would undergo a redesign. To that end he has instructed his Cabinet to analyze the budgets of various government agencies in order to find areas of opportunity.

On April 28, 2015, Banco de Mexico announced that they reported an operating surplus of Ps. 31,000 million, in their audited financial statements for the year ended at December 31, 2014. As a result, its board decided, in compliance with the Banco de Mexico Law, to transfer this amount to the Mexican Federal Government. We expect that the Mexican Federal Government will propose that the funds be allocated to develop infrastructure projects in the 2016 national budget.

Our business strategy is to grow our construction business as well as to grow and diversify into construction-related activities, particularly infrastructure, which we believe offer opportunities for potentially higher growth, higher margins, and reduced volatility of operating results. Our goals include the continued diversification of our Concessions segment through the attraction of new investors and the maintenance of a steady stream of revenues through continuing to operate concessions, as well as the generation of a greater portion of our consolidated revenues from our Airports segments over the medium term. These two segments in aggregate represented 24% and 25% of our consolidated revenues in 2014 and 2013, respectively. Our infrastructure and other investments represent an actively managed portfolio of investments; some may be held to maturity and others may be divested prior to maturity, based on market developments or opportunities to redeploy capital in new projects, according to our strategic plan.

A. OPERATING RESULTS

Certain U.S. dollar amounts have been translated from Mexican pesos for convenience purposes at an exchange rate of Ps. 14.74 per U.S.$ 1.00, the free market exchange rate for Mexican pesos on December 31, 2014, as reported by Banxico.

Our operations are divided into the following five segments: (1) Civil Construction, (2) Industrial Construction, (3) Concessions, (4) Airports, and (5) Corporate and Other.

Consolidated Results of Operations for the Three Years Ended December 31, 2014

Total Revenues

Total revenues increased 21% in 2014 from 2013. This increase was primarily the result of the favorable performance of our Construction segment’s works contracted in Mexico, the consolidation effective in April 2014 of Facchina in the U.S., the high rates of vehicle traffic growth in the Concessions segment and the continued increases in passenger traffic in our Airports segments.

Total revenues decreased 22% in 2013 from 2012. This decrease was primarily due to a reduction in the number of public works contracts in Mexico generally and a decrease in our Corporate and Other segment revenues related to housing sales, partially offset by an increase in revenues in our Airports and Concessions segments.

The following table sets forth the revenues of each of our segments and divisions for each of the years in the three-year period ended December 31, 2014. The revenues of our Industrial Construction segment are not reflected in our consolidated revenues, but are incorporated in our consolidated results through our share in results of joint ventures and associated companies. See Note 41 to our consolidated financial statements.

	Year Ended December 31,
	2014		2013		2012
	(Millions of Mexican pesos)	(Percentage of Total)	(Millions of Mexican pesos)	(Percentage of Total)	(Millions of Mexican pesos)	(Percentage of Total)
Revenues:
Civil Construction	Ps. 25,868	73%	Ps. 21,744	74%	Ps. 30,458	80%
Industrial Construction	6,128	17%	5,079	17%	6,353	17%
Concessions	4,816	14%	3,965	13%	2,402	6%
Airports	3,770	10%	3,420	12%	3,098	8%
Corporate and Other	1,456	4%	872	3%	2,556	7%
Industrial Construction Eliminations	(6,128)	(17)%	(5,079)	(17)%	(6,353)	(17)%

Eliminations	(252)	(1)%	(445)	(2)%	(392)	(1)%

Total Revenues	Ps. 35,658	100%	Ps. 29,556	100%	Ps. 38,122	100%
Fair value on initial recognition of real estate inventories	1,099	—	—	—	—	—
Total	Ps. 36,757	—	Ps. 29,556	—	Ps. 38,122	—

Additionally, we recognized a gain of an adjustment to fair value of Ps. 1,099 million for the acquisition in 2014 by our Panamanian subsidiary, State Town Corporation, S.A., of a property located in Panama through an auction process for U.S.$ 49 million. This property was acquired in exchange for a past due receivable owed to us in connection with construction work on the property. The property is composed of the land and the foundations for the construction of three towers in Panama City. Our management determined that the property, including the foundations, should be designated as real estate inventory and is currently considering developing a real estate project on the property. The value of the land as of December 31, 2014 is Ps. 1,838 million (considering the exchange rate at the end of the year) and is included in our consolidated financial statements within long-term assets. In connection with this transaction, we entered into a bank loan agreement with Global Bank for U.S.$ 46 million with a fixed interest rate of 7.5% and a maturity date of November 2015. This loan was guaranteed by our shares in State Town Corporation, S.A. and the real estate inventory described above is pledged as collateral.

We determined that the price paid at auction did not represent the fair value of the property, as compared to the market value. Moreover, the market in which the transaction took place was not the principal market or the most advantageous market as defined by IFRS. Consequently, the purchase price of the property was adjusted to the fair value related to the initial recognition of real estate inventories, taking into account the characteristics and location of the property. The adjustment was for Ps. 1,099 million and is presented as a separate line item, “fair value on initial recognition of real estate inventory,” in our consolidated statement of income.

We determined the fair value of the property through the comparable market approach, reflecting the latest prices of recent transactions for similar properties, as adjusted by specific features related to the property. This information was obtained through market research and through direct visits to similar properties.

Gross Profit

Gross profit is calculated as the sum of construction revenues, concession revenues, and sales of assets and other, less their respective costs, and does not include the line item “fair value upon recognition of real estate inventories.”

Gross profit increased 7% to Ps. 6,522 million in 2014 compared to Ps. 6,083 million in 2013. The growth in gross profit was mainly due to higher volume of traffic in the Concessions segment and a growth in the passenger rate in the Airports segment. Our greatest gross profit increase was in both our Concessions and Airports segments. Gross profit as a percentage of total revenue decreased to 18% in 2014 compared to 21% in 2013, primarily due to construction contracts that were executed in 2014 with a smaller margin.

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

General Expenses

Selling, general and administrative expenses increased 2% to Ps. 3,066 million in 2014 compared to Ps. 3,012 million in 2013. Selling, general and administrative expenses as a percentage of total revenue decreased to 8.6 % in 2014 compared to 10.2% in 2013. The decrease as a percentage of total revenue was due primarily to greater revenues in 2014 compared with revenues from 2013 principally due to the incorporation of Ps. 2,685 million of revenues from Facchina.

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

Other Income and Expenses, Net

In 2014, our net other income (expenses) was Ps. (181) million, compared to net other income of Ps. 61 million in 2013. Net other income (expenses) in 2014 is mainly comprised of (i) Ps. 194 million in additional consideration for the acquisition of San Martín Contratistas Generales, S.A., or San Martin, compared to Ps. 544 million in 2013, (ii) Ps. 17 million in loss on sales of shares mainly related to the Aguas Tratadas del Valle de Mexico consortium (“ATVM”), compared to a Ps. 587 million gain in 2013 related to the sale of RCO and (iii) Ps. 10 million in gain on sales of property, plant and equipment.

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

Operating Income

The following table sets forth operating income or loss of each of our segments for each of the years in the three-year period ended December 31, 2014. The operating income of our Industrial Construction is not reflected in our consolidated operating income, but is incorporated in our consolidated results through our share in results of joint ventures and associated companies.

	Year Ended December 31
	2014	2013	2012
	(Millions of Mexican pesos)
Operating Income:
Civil Construction	Ps. 1,457	Ps. 891	Ps. 833
Industrial Construction	364	195	279
Airports	1,516	1,145	1,148
Concessions	1,649	1,577	98
Corporate and Other	(341)	(291)	(629)
Industrial Construction Eliminations	(364)	(195)	(279)
Eliminations	94	(189)	229
Total	Ps. 4,375	Ps. 3,133	Ps 1,679

Operating margin	12%	11%	4%

Operating income increased 40% in 2014 from 2013. This increase was driven primarily by an adjustment to fair value on initial recognition of real estate inventories with respect to the Panama City property. The adjustment, which took into account the characteristics and location of the property, was for Ps. 1,099 million, and is presented in fair value on initial recognition of real estate inventories in our consolidated statement of results and other comprehensive income (loss).

Operating income increased 87% in 2013 from 2012. This increase was driven primarily by the absence of capitalized interest classified within cost of sales (as is done during the construction phase) in certain concessions that entered into operations in 2013 as well as the absence in 2013 of an impairment of housing assets that we reported in 2012.

Civil Construction

The following table sets forth the revenues and operating income of the Civil Construction segment for each of the years in the three-year period ended December 31, 2014.

	Year Ended December 31,
	2014	2013	2012
	(Millions of Mexican pesos)
Revenues	Ps. 25,867	Ps. 21,744	Ps. 30,458
Fair value on initial recognition of real estate inventories	1,099	—	—
Operating income	1,457	891	833
Operating margin	6%	4%	3%

Revenues. The 19% increase in the Civil Construction segment’s revenues in 2014 from 2013 is principally due to the inclusion of the amounts related to the Facchina acquisition in April 2014, which contributed 65% of this increase. The remaining increase was principally related to the revenues from the Mitla-Tehuantepec project. The following six projects together contributed 52% of revenues in 2014: Mitla-Tehuantepec, Barranca LargaVentanilla, Avenida Domingo Diaz, Northern Corridor, Facchina and certain projects in the San Martin subsidiary.

Additionally, during 2014, the Civil Construction segment recognized a gain of Ps. 1,099 million upon the acquisition of a property in Panama, acquired in exchange for a past due receivable owed to us in connection with the construction work on the property.

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

Operating Income. Operating income for the Civil Construction segment increased by 64% in 2014 from 2013, primarily due to the loss on sale of shares for an amount of Ps. 544 million in 2013, which reduced operating margin, as well as the reserves made in 2013 for uncertain accounts receivable.

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

Concessions

The following table sets forth the revenues and operating results of our Concessions segment for each year in the three-year period ended December 31, 2014.

	Year Ended December 31,
	2014	2013	2012
	(Millions of Mexican pesos)
Revenues	Ps. 4,816	Ps. 3,965	Ps. 2,402
Operating Income	1,649	1,577	98
Operating Margin	34%	40%	4%

The following table sets forth the material revenue streams in our Concessions segment for each year in the three-year period ended December 31, 2014:

	Year Ended December 31,
	2014		2013		2012
	(Millions of Mexican pesos)	(Percent of Total)	(Millions of Mexican pesos)	(Percent of Total)	(Millions of Mexican pesos)	(Percent of Total)
Tolls	Ps. 929	19%	Ps. 834	21%	Ps. 664	28%
Construction	1,126	23	941	24	603	25
Financing	1,951	41	1,504	38	451	19
Other	811	17	686	17	684	29

Total	Ps. 4,816	100%	Ps. 3,965	100%	Ps. 2,402	100%

Revenues in the Concessions segment are generated from various sources, as noted in the table above. Tolls represent the collection of fees from the operation of our concessions, which generally stems from use of toll roads, fees for the availability and use of toll-free roads and fees by volume of treated water delivered to municipalities. Construction revenues are comprised of construction on our concession assets pursuant to IFRS Interpretations Committee Interpretation No. 12 (“IFRIC 12”), Concession Arrangements. The first phase of development of a concession is the construction or rehabilitation of the asset, after which the operation and maintenance phase takes place over a specified period. To carry out the construction phase of a project, our respective concessionaire subsidiary subcontracts construction, entering into an EPC contract with a construction company. If such construction company is a related party that we consolidate, those construction revenues are recognized by our construction subsidiary in the Civil Construction segment. In addition, because our concessionaire subsidiary has entered into a construction and operating agreement with the grantor of the concession, it also recognizes construction revenues within the Concession segment pursuant to IFRIC 12. Upon consolidation, the construction revenues recognized by our concessionaire subsidiary are eliminated from the concession segment such that solely construction revenues recognized pursuant to IFRIC 12 are recognized only in the Civil Construction segment. However, segment results in our consolidated financial statements for both the Civil Construction and Concession segments include the related construction revenues. The information in the tables herein solely reflects external revenues and thus includes intercompany eliminations. For the years ended December 31, 2014, 2013 and 2012, intersegment revenues as a result of the above accounting treatment for construction services accounted for Ps. 1,856 million, or 39%, Ps. 2,349 million, or 59% and Ps. 4,288 million, or 178%, respectively, of our Concessions segment revenues. The decrease in intersegment revenues in 2014 was principally due to the completion of the construction stages of several concessioned projects, such as, La Piedad Bypass and the Rio Verde – Ciudad Valles Highway. The decrease in intersegment revenues in 2013 was principally due to a decrease in intersegment contracts between our construction company and our concession companies, principally due to the completion of construction work under the SPC contracts in 2012.

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

Revenues. The Concessions segment’s revenue was Ps. 4,816 million in 2014. The 21% increase in revenue over 2013 was due to an increase in finance income related to the Rio de los Remedios Highway, Barranca Larga Ventanilla Highway and Palmillas – Apaseo El Grande toll road projects, as well as an increase in construction revenues recognized in the Concessions segment related to the Scenic Bypass. The revenues described above are not eliminated because they are not consolidated in the Civil Construction segment.

The segment had eight highways, two tunnels, four concessioned water projects, two social infrastructure projects, one port and one energy project as of December 31, 2014. Of these 18 concessions, nine were operational, one was in the testing phase, six were under construction and two under development phase, at year-end. The Concessions segment’s revenue was Ps. 3,965 million in 2013. The 65% increase in revenue over 2012 was due primarily to financing income from the Rio de los Remedios project and, to a lesser extent, to the commencement of operations of the La Piedad bypass, Rio Verde-Ciudad Valles highway and Rio de los Remedios – Ecatepec Phase 2. The segment had 11 highways, four concessioned water projects and one port as of December 31, 2013. Of these 18 concessions, seven were operational at year-end, and one (the Rio de los Remedios – Ecatepec highway) was in partial operation. The source of revenues in the Concessions segment depends on the mix of concessions under construction versus in operation and the nature of those concessions (financial versus intangible) as well as our active management of our investments in the segment, including whether we hold them to the end of the term or sell all or part of our interest in them. Therefore, revenue streams may vary from year to year. For example we have recently experienced a trend of increased construction revenues and financial income in this segment, as we enter into new concessions in the construction phase, which are classified as financial, as opposed to intangible, assets. This trend may change as a result of the foregoing factors.

Operating Income. The Concessions segment reported a 5% increase in operating income for 2014 compared to 2013, principally due to an increase in segment revenues related to finance, construction and operation in certain highways discussed above, as well as a decrease in general expenses margins primarily to decreased administrative cost partially offset by an increase in costs principally related to subcontractors and suppliers. The changes described above are related primarily to increases in operating income from the Rio Verde Ciudad Valles Highway, the La

Piedad bypass and the new branch of the Kantunil-Cancun toll road, due to the fact that these concessions commenced operations in the fourth quarter of 2013. The Concessions segment reported a fifteen-fold increase in operating income for 2013 compared to 2012, principally due to the commencement of operations in the La Piedad bypass, the Rio Verde-Ciudad Valles highway, and the Rio de los Remedios-Ecatepec Phase 2 and the gain on sales of certain of our concessions in 2013, an increase in operating income from the Kantunil-Cancun toll road, and finance and construction income during the construction phase in the Barranca Larga – Ventanilla concession and Palmillas – Apaseo El Grande toll road projects which contributed Ps. 78.9 million to gross profit.

Airports

The following table sets forth the revenues and operating results of our Airports segment for each year in the three-year period ended December 31, 2014.

	Year Ended December 31,
	2014	2013	2012
	(Millions of Mexican pesos)
Revenues	Ps. 3,770	Ps. 3,420	Ps. 3,098
Operating Income	1,516	1,145	1,147
Operating Margin	40%	33%	37%

Revenues. The Airports segment’s revenues increased by 10% in 2014 from 2013, primarily as a result of increase in revenue from an increase in both aeronautical and non-aeronautical revenues. The sum of aeronautical and non-aeronautical revenues in 2014 increased by 12% as compared to 2013.

Aeronautical revenues increased by 12% in 2014 from 2013, primarily due to an increase in passenger charges from Ps. 1,854 million in 2013 to Ps. 2,068 million in 2014. This increase in passenger charges was attributable to a 11% increase in passenger traffic from 13.3 million in 2013 to 14.7 million in 2014.

Non-aeronautical revenues increased by 12% in 2014 from 2013, primarily due to car parking revenues, which increased 14% from Ps. 128 million in 2013 to Ps. 146 million in 2014, hotel services revenues, which increased 11% from Ps. 177 million in 2013 to Ps. 196 million in 2014, baggage-screening revenues, which increased 23% from Ps. 64 million in 2013 to Ps. 79 million in 2014, food and beverage revenues, which increased 16% from Ps. 46 million in 2013 to Ps. 54 million in 2014, and advertising revenues, which increased 9% from Ps. 80 million in 2013 to Ps. 87 million in 2014. Total terminal passenger traffic volume increased 10.6% in 2014 compared to 2013. Domestic terminal passenger traffic volume increased 10.8%, while international terminal passenger traffic volume increased 9%. The main percentage increases in total terminal passenger traffic volume (excluding transit passengers) in 2014 as compared to 2013 were at the San Luis Potosi (with a 43% increase), Reynosa (with a 20% increase), Tampico (with a 13% increase) and Torreon (with a 12% increase) airports, while the Monterrey airport had the greatest absolute increase in total terminal passenger traffic volume.

The Airports segment’s revenues increased by 10% in 2013 from 2012, primarily as a result of an increase in both aeronautical and non-aeronautical revenues. The sum of aeronautical and non-aeronautical revenues in 2013 increased by 9% as compared to 2012.

Aeronautical revenues, principally from passenger charges, increased by 7% in 2013 from 2012. The increase in passenger charges was attributable to an increase in revenues from passenger charges from Ps. 1,752 million in 2012 to Ps. 1,854 million in 2013. This increase in passenger charges was attributable to a 5.5% increase in passenger traffic from 12.5 million in 2012 to 13.3 million in 2013.

Non-aeronautical revenues increased 16% in 2013 from 2012, primarily due to revenues from our checked baggage-screening service, which increased by 149% to Ps. 64 million in 2013, as well as revenues from hotel services, which increased by 11% to Ps. 177 million in 2013 from Ps. 159 million in 2012, OMA Carga operations, which increased by 38% to Ps. 43 million in 2013 from Ps. 31 million in 2012, car rental services, which increased by 22% to Ps. 46 million in 2013 from Ps. 37 million in 2012, and food and beverage services, which increased by 13% to Ps. 46 million in 2013 from Ps. 41 million in 2012. Total terminal passenger traffic volume increased 6% in 2013 compared to 2012. Domestic terminal passenger traffic volume increased 6%, while international terminal passenger traffic volume increased 0.4%. The main percentage increases in total terminal passenger traffic volume (excluding transit passengers) in 2013 as compared to 2012 were at the Reynosa (with a 29% increase), Acapulco (with a 13% increase), Torreón (with a 13% increase) and Mazatlán (with a 9% increase) airports, while the Monterrey airport had the greatest absolute increase in total terminal passenger traffic volume. The main percentage decreases in total terminal passenger traffic (excluding transit passengers) in 2013 as compared to 2012 were at the San Luis Potosí (with a 3% decrease), Durango (with a 2% decrease) and Zacatecas (with a 2% decrease) airports.

Operating Income. The Airports segment reported a 32% increase in operating income for 2014 compared to 2013, mainly as a result of the increase in total revenues.

The Airports segment reported a 0.2% decrease in operating income for 2013 compared to 2012, mainly as a result of the increase in total revenues.

Industrial Construction

The Industrial Construction segment is comprised of our 51% equity interest in ICA Fluor. The results of the Industrial Construction segment are reflected in joint ventures and associated companies. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Share in Results of Joint Ventures and Associated Companies.”

Corporate and Other

The Corporate and Other segment includes our housing inventories, including our horizontal housing assets, which, due to their relative size, are no longer presented as a stand-alone segment. The segment also includes the administrative operations of our holding and subholding companies, including functions that are not directly managed by our other business segments. The following table sets forth the revenues and operating income of the Corporate and Other segment for each year in the three-year period ended December 31, 2014.

	Year Ended December 31,
	2014	2013	2012
	(Millions of Mexican pesos)
Revenues	Ps. 1,457	Ps. 872	Ps. 2,556
Operating loss	(341)	(291)	(629)
% Margin	(23)%	(33)%	(25)%

Revenues. The Corporate and Other segment’s revenues increased by 67% in 2014 from 2013, principally due to an increase in real estate and property sales principally related to reactivation in our low income housing developments as well as continued real estate divestment.

The Corporate and Other segment’s revenues decreased by 66% in 2013 from 2012, principally due to a decrease in housing sales.

Operating Loss. The Corporate and Other segment’s operating loss increased to Ps. 341 million in 2014 from a loss of Ps. 291 million in 2013, which is due to the recognition of an impairment of certain real estate inventories for Ps.114 million.

The Corporate and Other segment’s operating loss decreased to Ps. 291 million in 2013 from a loss of Ps. 629 million in 2012, which is due to an impairment recognized in our housing business assets in 2012.

Backlog

The following table sets forth, at the dates indicated, our backlog of Civil Construction, mining services and other services contracts, which are consolidated, and joint venture and associated company contracts, which are unconsolidated. The amounts included in the table below for joint venture and associated company backlog represent the full amounts of the related contracts.

	As of December 31,
	2014		2014	2013	2012
	(Millions of U.S. dollars)		(Millions of Mexican pesos)
Civil Construction Backlog	U.S.$	2,508	Ps. 36,957	Ps. 30,658	Ps. 27,187
Mining Services Backlog		324	4,770	4,949	7,035
Other Services Backlog		23	337	751	1,130
Joint Venture and Associated Company Backlog		1,441	21,230	10,864	21,737

Civil Construction Backlog

Total Civil Construction segment backlog at December 31, 2014 increased 21% compared to December 31, 2013, reaching Ps. 36,957 million primarily due to the incorporation of Ps. 3,299 million (U.S.$224 million) in backlog of the Facchina construction projects at December 31, 2014, which represents 52% of the increase in this backlog.

Total Civil Construction segment backlog at December 31, 2013 increased compared to December 31, 2012, reaching Ps. 30,658 million primarily due to the new Palmillas-Apaseo El Grande toll road project and the Mitla-Tehuantepec highway.

The table below sets forth the nine projects that represented approximately 84% of backlog in the Civil Construction segment December 31, 2014.

	Amount	Estimated Completion Date	% of Civil Construction Backlog
	(Millions of Mexican pesos)
Civil Construction Backlog
Mitla-Tehuantepec highway	Ps. 5,188	Fourth quarter of 2015	14%
Barranca Larga Ventanilla highway	2,105	Fourth quarter of 2015	6%
Monterrey Aqueduct VI	4,688	36 months after commencement of construction	13%
Churubusco – Xochiaca Tunnel	2,549	First quarter of 2017	7%
Mexico – Toluca train	2,456	Third quarter of 2016	7%
Eastern discharge tunnel	2,028	Fourth quarter of 2018	5%
Santa Maria Dam	3,989	Fourth quarter of 2017	11%
Facchina	3,299	-	9%
Palmillas – Apaseo El Grande toll road	4,558	Third quarter of 2015	12%

As of December 31, 2014 approximately 11% of Civil Construction segment backlog was attributable to construction projects outside Mexico, and public sector projects represented approximately 87% of our total backlog.

Our book and burn index (defined as the ratio of new Civil Construction contracts, plus net Civil Construction contract additions, to executed Civil Construction works) was 1.3 in 2014 compared to 1.2 in 2013. New contract awards and net increases to existing contracts during 2014 offset the execution of projects during the year, primarily due to the inclusion of the Facchina construction projects. Absent the inclusion of these contracts, we have seen a trend of stability on the book and burn index.

Mining and Other Services Backlog

As of December 31, 2014, our backlog of long-term mining and other services contracts, which relate primarily to San Martin, our mining construction company in Peru, totaled Ps. 5,108 million as compared to Ps. 5,700 million in 2013.

Total mining services and other backlog at December 31, 2014 decreased compared to December 31, 2013, primarily due to the fact that the rate of completion of projects was higher than the rate of our acquisition of new contracts.

Total mining services and other backlog at December 31, 2013 decreased compared to December 31, 2012, primarily because the rate of completion of projects was higher than the rate of our acquisition of new contracts.

Joint Venture and Associated Company Backlog

As of December 31, 2014, our backlog of unconsolidated joint venture and associated company contracts, which relate primarily to the Industrial Construction operations of our unconsolidated joint venture, ICA Fluor, totaled Ps. 21,230 million as compared to Ps. 10,864 million in 2013.

Our total joint venture and associated company backlog at December 31, 2014 increased compared to December 31, 2013, reaching Ps. 21,230 million, primarily due to the new contracts of ICA Fluor such as the Tula Refinery Phase II of Ps. 18,339 million, the Ramones II Sur Gas Pipeline of Ps. 9,379 million and the well pad modules for Shell Canada of Ps. 3,549 million as well as net contract additions.

Our total joint venture and associated company backlog at December 31, 2013 decreased compared to December 31, 2012, reaching Ps. 10,864 million, primarily due to the inclusion of the Mitla-Tehuantepec project in Civil Construction backlog instead of in joint venture and associated company backlog, as it was classified in 2012.

Financing Cost, Net

The following table sets forth the components of our net financing costs for each year in the three-year period ended December 31, 2014.

	Year Ended December 31,
	2014	2013	2012
	(Millions of Mexican pesos)
Interest expense	Ps. 5,157	Ps. 2,966	Ps. 2,434
Interest income	(444)	(270)	(303)
Exchange (gain) loss, net	3,161	357	(1,126)
Loss on financial instruments	580	326	155

Financing cost, net(1)	Ps. 8,454	Ps. 3,379	Ps. 1,160

(1)	Does not include net financing costs of Ps. 692 million, Ps. 616 million and Ps. 1,061 million in 2014, 2013 and 2012, respectively, that are included in cost of sales. See Note 37 to our consolidated financial statements.

Net financing costs in 2014 reached Ps. 8,454 million. The 150% increase in net financing costs in 2014 from 2013 was mainly due to exchange losses from the depreciation of the Mexican peso against the U.S. dollar; interest expense as a result of the early amortization of capitalized costs for the prepayment of U.S.$200 million of our 2017 notes, and from the effect of the calculation of the net present value of the liability resulting from the fiscal deconsolidation that occurred in 2013 as result of changes in the tax consolidation regime.

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

Interest expense increased by 74% in 2014 compared to 2013, primarily due to the accelerated amortization of placement expenses on our repurchased notes, the prepayment premium offered to holders, commissions, and the early amortization of the capitalized costs; the effect of the calculation of the net present value of the liability resulting from the fiscal deconsolidation that occurred in 2013 as result of changes in the tax consolidation regime; and the cost of early termination of derivatives related to the La Piedad Bypass and the Rio Verde – Ciudad Valles highway project financings.

Interest expense increased 22% in 2013 compared to 2012, primarily due to the entrance of several concessions into operations, which caused us to include interest expense in concessions in operation instead of capitalizing it in cost of sales for concessions in the construction phase.

Interest income increased by 64% in 2014 in part due to variations in bank account interest rates.

Interest income decreased 11% in 2013 due to greater use of cash.

Our total debt as of December 31, 2014 increased 39% compared to December 31, 2013, primarily as result of the depreciation of the Mexican peso against the dollar, and increased borrowing in our Concessions, Industrial Construction, Airports and Corporate and Other segments.

Our total debt as of December 31, 2013 decreased 18% compared to December 31, 2012, representing primarily the final payment of the La Yesca debt along with other loans, as well as a decrease in our consolidated debt due to the classification of the SPC projects as assets held for sale.

At December 31, 2014 and March 31, 2015, we had U.S.$ 3,285 million and U.S.$ 3,336 million, respectively, of debt issued or guaranteed as joint obligor or guarantor by our parent company.

At December 31, 2013 and March 31, 2014, we had U.S.$ 1,210 million and U.S.$ 1,414 million, respectively, of debt issued or guaranteed as joint obligor or guarantor by our parent company.

At December 31, 2014, 2013 and 2012, 53%, 43% and 36% respectively, of our total debt was denominated in currencies other than Mexican pesos, principally U.S. dollars. We may in the future incur additional non-peso denominated indebtedness. Declines in the value of the Mexican peso relative to such other currencies could both increase our interest costs and result in foreign exchange losses. Conversely, an increase in the value of the Mexican peso relative to such other currencies could have the opposite effect.

Share in Results of Joint Ventures and Associated Companies

Our share in joint ventures and associated companies includes the operations of ICA Fluor; our environmental services affiliate PMA Mexico, which operates municipal potable water treatment and supply, sewage, waste water treatment and other waste management systems; our real estate affiliate Los Portales S.A.; our affiliate Actica; and the Facchina joint ventures, among others. Our Industrial Construction segment through ICA Fluor accounted for 41%, 62% and 61% of our total share in results of joint ventures and associated companies as of December 31, 2014, 2013 and 2012, respectively.

The following table sets forth our share in results of unconsolidated joint ventures and associated companies by segment for each year in the three-year period ended December 31, 2014.

	Year Ended December 31,
	2014	2013	2012
	(Millions of Mexican pesos)
Civil Construction	Ps. 94	Ps. 180	Ps. 338
Industrial Construction	(3)	67	1
Concessions	123	21	(94)
Corporate and Other	335	103	164

Total	Ps. 549	Ps. 350	Ps. 409

We include the results of our investments in the following associated companies and joint ventures in our Civil Construction segment: Grupo Radio Kronsa, Constructoras de Infraestructura de Agua del Potosí, Infraestructura y Saneamiento Atotonilco, Aquos El Realito, Administracíon y Servicios, the Atotonilco water treatment plant, the Acapulco Scenic Bypass, three of the Facchina’s joint venture projects, the PMA Consortium for maintenance of oil pipelines in southern Colombia and the Construction Consortium for Line 3 of the metro in Chile.

We include our share of the results of the following associated companies and alliances in the Concessions segment: PMA Mexico, Autovia Nuevo Necaxa – Tihuatlan, Autovia Mitla – Tehuantepec, Renova – Atlatec, Suministro de Agua de Queretaro and El Realito.

We include the results of our investments in the following companies in the Corporate and Other segment: Los Portales, Fideicomiso Banco Invex, S.A. Reserva Escondida Trust and Actica.

We include the results of our investment in ICA Fluor in the Industrial Construction segment.

Our share of income of unconsolidated associated companies represented a gain of Ps. 549 million in 2014 as compared to Ps. 350 million in 2013, primarily due to the addition of Ps. 78 million in joint venture projects of Facchina, as well as an increase in net income from PMA Mexico and SAQSA. Our share of income of unconsolidated associated companies represented a gain of Ps. 350 million in 2013 as compared to a gain of Ps. 409 million in 2012, primarily due to recognized losses in the investments made by the construction subsidiaries for the El Realito and Atotonilco projects, partially offset by profits obtained from Rodio Kronsa and the Nuevo Necaxa – Tihuatlan Highway concession.

With regard to ICA Fluor in particular, our share in results of our investment in ICA Fluor increased 27.4% in 2014 from 2013 and decreased 12.5% in 2013 from 2012. ICA Fluor’s revenues increased by 21% in 2014 from 2013 principally due to the high volume of activity in the Los Ramones Sur gas pipeline project, which had total revenues of Ps. 2,699 million during 2014, partially offset by the lower margins in this project. ICA Fluor’s revenues decreased by 20% in 2013 from 2012, principally due to work on key projects in 2012 that were completed and commenced operations in 2013. ICA Fluor’s operating income increased by 99% in 2014 from 2013, principally due to maintaining administrative costs at levels similar to 2013, in addition to a significant increase in revenue. ICA Fluor’s operating income decreased by 32% in 2013 from 2012, principally due to increased administrative expenses in 2013 compared to 2012.

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

In 2014, a new optional tax regime (the “Optional Regime for Groups of Companies”) was approved for companies that meet conditions and requirements similar to the previous regime of consolidation. This new optional tax regime allows qualifying companies to, under certain rules, defer a portion of income tax for up to three years through the determination of an integration factor, which is applied individually by all companies in the group to determine the income tax payable.

We chose to join the new Optional Regime for Groups of Companies of 2014, as allowed by the Income Tax Law of 2014, after submitting to the tax authorities the corresponding notice. We opted in this regime to take advantage of the minimum deferral available for the current fiscal year and potential deferrals in the future.

Tax liabilities due to the effects of deconsolidation as of December 31, 2013 will continue to be paid under the terms of the previous tax law. As of December 31, 2014 our estimated total liability for tax deconsolidation was Ps. 4,412 million, of which amount we have recorded Ps. 183 million as short-term and Ps. 3,699 million as a long-term liability (net of discounting for present value). As of December 31, 2013, we recorded Ps. 3,913 million of tax liability from deconsolidation, of which Ps. 260 million were recorded as short-term and Ps. 3,653 million were recorded as a long-term liability. See Note 28 to our consolidated financial statements.

As a result of the repeal of the IETU, the deferred IETU tax liability that we had recognized of Ps. 512 million in 2013 was cancelled for accounting purposes as of the date of the promulgation of the tax reform. See Note 28 to our consolidated financial statements.

In 2014, we recorded consolidated net tax benefits of Ps. 1,003 million, which included ISR benefits of Ps. 1,001 million and tax credits for foreign taxes paid of Ps. 2 million. As of December 31, 2014, we recorded a deferred ISR asset of Ps. 6,164 million, comprised of temporary differences of Ps. 6,106 million (including a benefit from deductible temporary differences on items included in other comprehensive income for Ps. 30 million), Ps. 55 million related to tax credits for foreign taxes paid and IMPAC recoverable of Ps. 2 million. Additionally, we recorded a net deferred ISR liability of Ps. 1,930 million, comprised mainly of Ps. 1,915 of taxable temporary differences and Ps. 15 million of taxable temporary differences on items included in other comprehensive income. Our effective tax rate was 28.40% in 2014. The 602.67% increase over 2013 was due primarily to the cancellation in 2013 of Ps. 512 million of deferred IETU tax liability (494)% and the recovery of Ps. 125 million in taxes on assets (120)% (Asset Tax, or IMPAC) in 2013. The effective tax rate differed from the statutory rate in 2014 by 1.60% due to the net effect of inflation, non-deductible expenses, the impacts of unrecognized tax benefits, investments in joint ventures and associated companies and the effects of the difference in rates of foreign subsidiaries.

In 2013, we recorded consolidated net tax benefits of Ps. 596 million, which included ISR benefits and asset tax of Ps. 105 million and IETU benefits of Ps. 491 million. As of December 31, 2013, we recorded a deferred ISR asset of Ps. 4,546 million comprised of net deductible temporary differences of Ps. 4,199 million, Ps. 250 million related to tax credits for foreign taxes paid and IMPAC recoverable of Ps. 97 million. Additionally, we recorded a net deferred ISR liability of Ps. 1,641 million mainly of Ps. 1,693 million of taxable temporary differences net of a Ps. 51 million benefit from deductible temporary difference on items included in other comprehensive income. Our effective tax rate was (574)% in 2013. The (570)% decrease over 2012 was due primarily to the recovery of Ps. 145 million in taxes on assets (140)% (Asset Tax, or IMPAC), and the cancelation of Ps.512 million of deferred IETU tax liability (494)%.In 2012, we recorded consolidated net tax benefits of Ps. 35 million, which included ISR benefits of Ps. 51 million and an IETU expense of Ps. 16 million. As of December 31, 2012, we recorded a net deferred ISR asset of Ps. 7,696 million related to tax losses generated by our subsidiaries of Ps. 7,115 million, as well as a deferred IETU asset of Ps. 200 million and Ps. 381 million related to tax credits for foreign taxes paid. Additionally, we recorded a net deferred ISR liability of Ps. 4,773 million comprised mainly of Ps. 4,641 million of temporary taxable differences, Ps. 581 million benefit of taxable temporary differences on items included in other comprehensive income and a deferred IETU liability of Ps. 713 million. Our effective tax rate was (3.75)% in 2012.

The statutory tax rate in Mexico is 30%. Generally, the differences between effective tax rates and statutory tax rates are due to different rates for foreign subsidiaries, the effects of inflation and exchange rate fluctuations.

Income from Continuing Operations

We reported consolidated (loss) from continuing operations of Ps. (2,527) million in 2014, compared to income from continuing operations of Ps. 700 million in 2013. The decrease was primarily due to the result of exchange losses from the depreciation of the Mexican peso against the U.S. dollar.

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

Discontinued Operations

We reported income from discontinued operations of Ps. 441 million in 2014 and Ps. 723 million in 2013, which reflected the revenues from our SPC projects. These projects had been reclassified as discontinued operations due to the share purchase agreement with CGL that we announced in January 2014. On December 5, 2014, we announced the expiration of this agreement. As of December 31, 2014, these concessions results continue to be classified as discontinued operations. See Note 34 to our consolidated financial statements.

Net Income

We reported a consolidated net loss of Ps. 2,086 million in 2014, compared to consolidated net income of Ps. 1,422 million in 2013, representing a decrease of 247%.

We reported consolidated net income of Ps. 1,422 million in 2013, compared to consolidated net income of Ps. 1,529 million in 2012, representing a decrease of 7%.

Net income of non-controlling interest was Ps. 937 million in 2014 and Ps. 999 million in 2013. Net loss of controlling interest was Ps. 3,024 million in 2014 and net income of controlling interest was Ps. 424 million in 2013.

Net income of non-controlling interest was Ps. 999 million in 2013 and Ps. 574 million in 2012. Net income of controlling interest was Ps. 424 million in 2013 and Ps. 955 million in 2012.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with IFRS, including its amendments and interpretations, as issued by the IASB.

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

For accounting purposes, we recognize revenue from construction contracts using the percentage of completion method, based on the cost incurred method, taking into account the development of activities considering total costs and revenues estimated at the end of the project, established in International Accounting Standard 11 “Construction Contracts” (“IAS 11”). The percentage of completion method provides an understanding of the performance of the project in a timely manner, and appropriately presents the legal and economic substance of the contracts. Under this method, revenue from the contract is compared against the costs incurred by the contract, based on percentage-of-completion, which determines the amount of revenue, expenses and income that can be attributed to the portion of work completed.

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

In order to determine the basis for costs used to calculate the percentage of completion in accordance with the costs incurred method, we consider the following: (i) the costs directly related to the specific contract, (ii) indirect costs related to the general contract activity that can be identified with a specific contract; and (iii) any other costs that may be transferred to the customer under the contract terms. The costs directly related to the specific contract include all direct costs such as materials, labor, subcontracting costs, manufacturing and supply costs of equipment carried out in independent workshops, start-up costs and depreciation. Indirect costs identified that are assignable to the contract include indirect labor, payroll of technical and administrative personnel, construction site camps and related expenses, quality control and inspection, internal and external contract supervision, insurance costs, bonds, depreciation, amortization, repairs and maintenance.

Costs which are not included within contract costs are: (i) any general administrative expenses not included under any form of reimbursement in the contract; (ii) selling expenses; (iii) any research and development costs and expenses not considered reimbursable under the contract; and (iv) the depreciation of machinery and equipment not used in the specific contract even though it is available on hand for a specific contract, when the contract does not allow revenue for such item. In addition, work performed in independent workshops and construction in-process are also excluded and are recorded as assets when they are received or used under a specific project.

Variations in the scope of construction works may arise due to several factors, including: improvements in the construction process due to reduced supplies or runtime, local regulatory changes and changes in the conditions for the execution of the project or its implementation, design changes requested by the customer and the geological conditions not included in the original plan. Additionally, and in order to identify possible changes in contracts, we have implemented a method whereby these changes can be identified and reported, and whereby the amounts can be quantified and approved and the changes implemented efficiently on projects. A variation in contract revenue is recognized when (a) it is probable that the changes will be approved and the amount of revenue resulting from the change, (b) the amount of revenue can be reliably measured and (c) and it is probable that the economic benefits flow to the entity. Claims or incentives for early completion are recognized as part of the revenue of a contract, provided that there is sufficient evidence that the customer will authorize payment for these items. Consequently, claims and incentives are included in contract revenue only when (a) negotiations have reached an advanced stage such that it is probable that the customer will accept the claim, and (b) the probable amount to be accepted by the customer can be reliably determined. With respect to incentive payments, revenues are recognized only when the execution of the contract is significantly advanced to conclude that the specified standards of performance will be achieved or exceeded and the amount of the incentive payment can be reliably measured.

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

A group of contracts, whether with one or several clients, are treated together as one unique center of profit when: (i) the group of contracts have been negotiated together as a unique package; (ii) the contracts are so closely interrelated that they are effectively part of a single project with an overall profit margin; and (iii) the contracts are executed simultaneously or in a continuous sequence.

The estimated profit of various profit centers cannot offset one another. We ensure that when several contracts integrate a profit center, its results are properly combined.

Under the terms of various contracts, revenue recognized is not necessarily related to the amounts billable to customers.

The line item “Cost and Estimated Earnings in Excess of Billings on Uncompleted Contracts” included in the heading of “Customers”, originates from construction contracts and represents the difference between the costs incurred plus recognized profit (or less any recognized losses) and less certifications made for all contracts in progress, in excess of the amount of the certificates of work performed and invoiced. Any amounts received before work has been performed are included in the consolidated statement of financial position as a liability, as advances from customers. Amounts invoiced from the performed work but not yet paid by the customer are included in the consolidated statement of financial position as billing contracts and other receivables.

Internal Control

As part of the planning process of a construction contract before commencing any project, we review the principal obligations and conditions of the specific contract for the purpose of reasonably estimating (i) the projected revenue, (ii) the costs to be incurred in the project, (iii) the gross profit of the project. We determine the method by which to accurately measure the executed work based on this review, and in conjunction with an analysis, based on each contract, of the legal and economic rights for the receipt of payment for the work performed.

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

Periodically, we evaluate the reasonableness of the estimates used in the determination of the percentage of completion. Cost estimates are based on assumptions, which can differ from the actual cost over the life of the project. Accordingly, estimates are reviewed periodically, taking into account factors such as price increases for materials, the amount of work to be done, inflation, exchange-rate fluctuations, changes in contract specifications due to adverse conditions and provisions created based on the construction contracts over the project duration, including those related to penalties, termination and startup clauses of the projects and the rejection of costs by customers, among others. If, as a result of this evaluation, there are modifications to the revenue or cost previously estimated, adjustments are made for the percentage of completion and if there are indications that the total estimated cost of the project exceeds expected revenues, a provision is recognized for estimated contract loss in the period in which it is determined. The estimated revenues and estimated costs may be affected by future events. Any change in these estimates may affect our results.

In addition to our technical and operational processes, our construction operations include legal and economic factors that help us to determine the probability that economic benefits will flow to us from claims and work executed:

•

Construction contracts in which we participate are typically governed by the civil law of various jurisdictions that recognize a contractor’s right to receive payment for work performed. The buyer is the legal owner of the works in execution while they are in-process, and the contractor (ICA) is entitled to payment for work performed, even though payment may not occur until the completion of the contract. The typical terms of our contracts also provide for our right to receive payment for work performed.

We also have established procedures that support the requirements of work performed for our customers, such as the work log, authorizations of the physical progress by the supervisor of the customer, construction contracts and their addendums and/or amendments. The reconciliation and recognition of the work performed and the definition of prices are slower.

•

A significant portion of our contracts entered into with the public sector are with the state governments or government offices, which have a slower process of authorization of work performed, due to the fact that a change in the elected federal government also may cause changes in the administrations of the institutions granting us our public sector contracts.

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

Long-Lived Assets

The long-lived assets that we have refer to property, machinery and equipment and concessions granted by the Mexican government and foreign governments for the construction, operation and maintenance of highways, bridges and tunnels, airport administration and municipal services.

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

We recognize and measure contractual obligations for major maintenance of infrastructure in accordance with IAS 37. We believe that periodic maintenance plans for infrastructure, whose cost is recorded in expenses in the period in which the obligation arises, are sufficient to maintain the concession in good operating condition, in accordance with the obligations specified by the grantor and to ensure the delivery of the related infrastructure in good operating use at the end of the term of the concession, ensuring that no additional significant maintenance costs will arise as a result of the reversion to the grantor. For airports the estimated major maintenance costs are based on the master development plan, which is reviewed and updated every five years.

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

Accounting Policy

Upon transition to IFRS, we elected to value certain land, buildings and major machinery and equipment at their fair value, using values calculated by appraisers, representing deemed cost for those assets. Subsequent to initial adoption of IFRS, and in accordance with IAS 16 and IAS 38, with respect to land, buildings and major machinery, equipment and concession investments, we apply a historical cost model, which consists of recording acquisitions at their acquisition or construction cost, or at fair value in the case of goods acquired through contributions, donations or in payment of debt.

For certain investments in concessions, a financial asset is recorded at fair value and is subsequently valued at amortized cost by calculating interest through the effective interest method at the date of the financial statements, based on the yields determined for each of the concession contracts. Interest income on financial assets from concessions are recognized within revenues, as they form part of our ordinary operations and as such, form part of the general objective of the concession activity, carried out regularly and thereby providing revenues on a routine basis.

Investments in concessions which result in the recognition of an intangible asset, are recorded at their acquisition value or construction cost. The comprehensive cost of financing accrued during the construction period is capitalized.

Expenditures for property, machinery and equipment are capitalized and valued at acquisition cost.

Depreciation is recognized so as to write off the cost or deemed cost of assets (other than freehold land and properties under construction).

We calculate depreciation on our fixed assets, such as buildings, furniture, office equipment and vehicles, using the straight-line method over the useful life of the asset, taking into consideration the related asset’s residual value. Depreciation begins in the month in which the asset is available for use. The depreciation of machinery and equipment is calculated according to the units of production method (machine hours used in regard to total estimated usage hours of the assets during their useful lives, which range from 4 to 10 years). Depreciation begins in the month in which the asset is placed in service. In investment in concessions, amortization as in the case of our investment in highways and tunnel concessions involving the use of facilities over the period of the concession is calculated by the units of production method. In the case of water treatment plants we consider treated water volumes. At the airport concessions, amortization is determined by considering the term of the concession, which is 50 years.

Financing costs incurred during the construction and installation of buildings and machinery and equipment are capitalized.

We review residual values, useful lives and depreciation methods at the end of each year and adjusted prospectively if applicable. If the depreciation method is changed, this is recognized in retrospectively.

Depreciation of property, machinery and equipment is recognized as part of the cost of sales of those assets which are in use and generate income. Depreciation of equipment used by our management is recognized in general expenses. Land and construction in progress are not depreciated.

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

We evaluate indicators of impairment as part of the process to determine the recoverable values of cash-generating units. The indicators of impairment considered for these purposes include, among others, 1) the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, 2) depreciation and amortization charged to results which, in percentage terms, in relation to revenues, are substantially higher than those of previous years, 3) the effects of obsolescence, 4) reduced demand for the services rendered, 5) competition and other economic and legal factors. The mechanism to calculate the recovery value is based on the specific circumstances of the concessions, machinery and intangibles. In the case of the concessioned routes, the projected revenues consider the projected vehicle flows, and assumptions and estimates are used relative to population growth and the peripheral economy of the concessioned route, temporary reductions in vehicle flows due to rate increases, commercial strategies to boost their use, among others, which may be determined and adjusted depending on the actual results obtained.

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

Periodically, we analyze and document if there is evidence of impairment indicators.

Types of Long-Lived Assets

Depending upon their operating status, projects related to long-lived assets or cash-generating units can either be in the construction phase or operating phase. Projects in the construction phase are composed of investments in the process of being executed (constructed), whereas projects in the operating phase involve operating risks.

In the case of highways, we participate in two main project types: concessions and public-private partnerships (PPPs). The main difference between these categories is that revenues for PPP projects are paid directly by the government (not users) and include fixed revenues in addition to variable revenues, which we believe improves our revenue profile and risk exposure arising from our highways portfolio. Projected variable revenue scenarios are taken from studies that forecast traffic volume, which we use as a base from which to determine future cash flows. These forecasts also take into account anticipated changes in toll levels and are prepared using statistical models based on historic behavior for each project. Operating expense projections are developed by the individuals in charge of the project operation. Projections for investment commitments are considered when such commitments are contractually required under the concession agreement. Projections are reviewed by operating committees and by the trusts in which both the governmental authorities and the project’s lenders participate.

In water treatment and transportation projects, the structure of the project differs only in that the service is not provided directly to the public at large, but instead to governmental entities for water and drainage systems. In these types of projects, revenues and expenses are related both to the demand for the services by the population as a whole and the operating capacity of the project. Typically revenues include a fixed component to recover investment and fixed operating and maintenance costs, as well as a variable component that depends on the volume of water processed. The sensitivity analysis in these cases is based primarily on population growth, which is the most decisive factor for a future service demand.

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

Income Tax

Accounting Policy

We determine and recognize income tax expense as the sum of the tax currently payable and deferred tax. The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of income and other comprehensive income because of items of income or expense that are taxable or deductible in periods different from when they are recognized in accounting profit or for items that are never taxable or deductible.

In December 2013, Congress approved the Mexican Tax Reform with among other things, eliminated the flat tax (“IETU”) and the tax consolidation regime. As a result of the elimination of the IETU, for accounting purposes we cancelled our existing deferred IETU recorded at the date of the Mexican Tax Reform. With regard to the previous tax consolidation regime, a deconsolidation option was established for groups that consolidated under that regime, discussed further below. Three alternatives for calculating deferral of. the tax payment stemming from the effects of deconsolidation as of December 31, 2013 were provided, as was a fractional payment scheme over the next five years.

As a result of the elimination of the tax consolidation regime, we and our subsidiaries have the obligation to pay tax related to the deconsolidation, which was deferred in accordance with the previous tax law. The tax was determined from the date of deconsolidation and will be payable in accordance with the options provided in the Income Tax Law issued in 2014 and over a 10-year period beginning in 2014, according with the tax reform of 2009, as described below.

A new optional tax regime, a “regime of fiscal integration” was introduced those groups of companies that meet conditions and requirements similar to the previous consolidation regime. The main features of this regime are as follows: (i) a minimum controlling interest of 80% in the voting shares of integrated companies is required by the integrating entity, (ii) it allows the deferral of a portion of income tax up to three years, establishing strict controls in current income tax and paid at the individual level, (iii) tax loss carryforwards from integrated or integrative companies which belong to previous periods may not be incorporated into the regime (only tax loss carryforwards which are generated from the enactment date of the change in the tax law may be incorporated into this regime), and (iv) an integrating factor is determined which is applied by all companies in the group, individually, to determine income tax payable and amount to be deferred income tax over three years.

We elected to be in the new optional fiscal integration regime for group companies beginning in 2014, as permitted by the 2014 Income Tax Law, having presented the appropriate notice to the tax authorities.

Pursuant to Section XVIII of the transitional ninth article of the 2014 tax reform, and because we were a holding company through December 31, 2013 and as of that date were subject to the payment schedule contained in section VI of article four of the transitional provisions of the Income Tax Law published in the Official Gazette of the Federation on December 7, 2009, or Article 70-A of the Income Tax Act 2013 which was subsequently abrogated by the 2014 Tax Reform, we are required to continue to make payments, under the deferred payment schedule, that were generated from fiscal consolidation rules in the previous 2009 Mexican Tax Reform (discussed below).

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

When the related transaction complies with all hedge accounting requirements, we designate the derivative as a hedging financial instrument (either as a cash flow hedge, a foreign currency hedge or a fair value hedge) at the time we enter into the contract. The decision to apply hedge accounting depends on economic or market conditions and economic expectations in the national or international markets. When we enter into a derivative for hedging purposes from an economic perspective, but such derivative does not comply with all the requirements established by IFRS to be considered as hedging instruments, the gains or losses from the derivative financial instrument are recorded in the results of the period in which it occurs. Our policy is not to enter into derivative instruments for purposes of speculation but certain instruments that we contract do not qualify to be accounted for as hedging instruments and are considered for accounting purposes as trading instruments and the fluctuation in fair value is recognized in the financial results of the period in which they are measured.

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

Fair value hedges

The change in the fair value of the hedging instruments and the change in the hedged item attributable to the hedged risk are recognized in the line item in the statement of income and other comprehensive (loss) income relating to the hedged item.

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

When evaluating the use of derivatives to hedge financing risks, we conduct sensitivity analyses of the different possible levels of the relevant variables, in order to define the economic efficiency of each of the different alternatives available to hedge the risk measured. We compare the obligations and/or conditions of each alternative in order to define the best one. Furthermore, we conduct effectiveness tests with the support of an appraisal expert to determine the treatment applicable to the financial instrument once it is entered into.

We maintain a policy of entering into financial instruments at the project level, and we do not enter into instruments involving margin calls or additional credit contracts to those authorized by our committees responsible for their performance, as no additional sources of liquidity are designated for those types of instruments. In those projects requiring collateral, the policy is that the necessary deposits are made initially or letters of credit (contingent) are established at the time they are entered into, in order to limit project exposure.

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

Internal Control

To determine any possible impairment of our land held for development, we carry out appraisals every two years or more frequently when events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the valuation is less than the carrying value of the inventory, an impairment loss is recorded in results of the period in which the impairment was determined.

If circumstances that previously caused the reduction no longer exist or when there is clear evidence of an increase in net realizable value due to a change in economic circumstances, the previously recognized impairment is reversed.

With respect to inventory in-process, approximately 84% of homes under construction and unsold finished homes are within the low-income sector, while the remainder is within the moderate-income sector. With respect to homes in the low income sector, sales of such homes are generally financed by government-sponsored housing fund programs, which provide financial aid to customers to stimulate home purchases in this sector. Prices of homes in this sector are generally regulated by such government programs, thereby limiting our flexibility to establish sale prices. Sale prices in this sector are therefore sensitive to the availability of funding offered by the government under such programs as well as conditions prevailing in the Mexican economy, which in turn can be affected by global economic conditions. However, through 2014, we have not historically experienced significant fluctuations in sales in this sector and have been able to maintain a stable gross margin of between 30% and 35%. Despite the global financial crisis, Mexican governmental policies supporting housing development have continued, albeit at a slower pace. Although we expect that trend to continue, any strict price controls put in place by the Mexican federal government or inherent from adverse economic conditions in Mexico that exceed our current operating margin could cause an impairment with respect to housing in this sector.

With respect to homes in the moderate-income sector, we perform a review of estimated revenues and costs on a quarterly basis for the projects currently in progress, in order to evaluate the sector’s operating margin. Additionally, on an annual basis, we perform formal impairment tests based on discounted cash flow projections and to determine the expected rates of returns of the project. Such cash flow projections incorporate actual revenues and costs through the date of the evaluation as well as estimated future investments we expect to incur to complete and sell the project. Revenues are projected based on the current selling price of the home, considering any discounts that we may offer.

Selling prices for the moderate-income sector are based on market studies of what a willing buyer would pay, comparable prices for similar projects in the areas in which we develop and the general economic conditions in Mexico. We only offer discounts on sale prices of homes when sales prices have increased over time and the discount would not exceed the original sale price of the home. Our policy is not to grant discounts when the discounted sales price would result in a value lower than the carrying value of the inventory. Our management determines discounts on a home-by-home basis. Cost estimates are based on our cost budgeting system as discussed above. Impairment is recognized when the fair value less costs to sell is less than the carrying amount of the inventory. As in the low-income sector, we generally earn a gross margin of approximately 30% to 35% in this sector. Accordingly, we are only recognize impairment on inventories in the moderate-income sector if we offer discounts greater than our operating margin or otherwise significantly reduce our prices below our operating margin because of, for example, market forces or deteriorating economic factors.

In both the low-and moderate-income sectors, we have seen an increase of 22% in the last quarter of 2014 compared to the last quarter of 2013 and a decrease of 53% in the first quarter of 2015 in home sales, when compared to the same period in the prior year.

Other Critical Accounting Judgments and Estimates

See Note 5 to our consolidated financial statements for further information regarding additional critical accounting policies.

Recently Issued Accounting Standards

New International Financial Reporting Standards

Effective January 1, 2014, we adopted the following International Financial Reporting Standards and interpretations on the consolidated financial statements:

•	Amendments to IFRS 10, IFRS 12 and IAS 27, Investment Entities

•	Amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities

•	Amendments to IAS 36, Recoverable Amount Disclosures for Non-Financial Assets

•	Amendments to IAS 39, Novation of Derivatives and Continuation of Hedge Accounting

•	IFRIC 21, Levies

•	Amendments to IAS 19, Defined Benefit Plans: Employee Contributions (1)

•	Annual Improvements to IFRSs, 2010-2012 Cycle (2)

•	Annual Improvements to IFRSs, 2011-2013 Cycle (1)

1 Effective for annual periods beginning on or after 1 July 2014, with earlier application permitted.

2 Effective for annual periods beginning on or after 1 July 2014, with limited exceptions.

The impact of these new standards on the financial statements of the Entity is described as follows:

Amendments to IFRS 10, IFRS 12 and IAS 27, Investment Entities

We have applied the amendments to IFRS 10, IFRS 12 and IAS 27, Investment Entities for the first time in the current fiscal year. The amendments to IFRS 10 define an investment entity and require a reporting entity that meets the definition of an investment entity not to consolidate its subsidiaries but instead measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

To qualify as an investment entity, a reporting entity is required to:

•	obtain funds from one or more investors for the purpose of providing them with investment management services;

•	commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and

•	measure and evaluate performance of substantially all of its investments on a fair value basis.

Consequential amendments have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities.

As we are not an investment entity (assessed based on the criteria set out in IFRS 10 as at 1 January 2014), the application of the amendments has had no impact on the disclosures or the amounts recognized in our consolidated financial statements.

Amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities

We have applied the amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities for the first time in the current fiscal year. The amendments to IAS 32 clarify the requirements relating to the offsetting of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement.’

As we do not have any financial assets and financial liabilities that qualify for offset, the application of the amendments has had no impact on the disclosures or on the amounts recognized in our consolidated financial statements.

Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

We have applied the amendments to IAS 36, Recoverable Amount Disclosures for Non-Financial Assets for the first time in the current fiscal year. The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash-generating unit (CGU) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements applicable to when the recoverable amount of an asset or a CGU is measured at fair value less costs of disposal.

These new disclosures include the fair value hierarchy, key assumptions and valuation techniques used which are in line with the disclosure required by IFRS 13, Fair Value Measurements.

The application of these amendments has had no material impact on the disclosures in our consolidated financial statements.

Amendments to IAS 39, Novation of Derivatives and Continuation of Hedge Accounting

We have applied the amendments to IAS 39, Novation of Derivatives and Continuation of Hedge Accounting for the first time in the current fiscal year. The amendments to IAS 39 provide relief from the requirement to discontinue hedge accounting when a derivative designated as a hedging instrument is novated under certain circumstances. The amendments also clarify that any change to the fair value of the derivative designated as a hedging instrument arising from the novation should be included in the assessment and measurement of hedge effectiveness.

The application of these amendments has had no impact on the disclosures or on the amounts recognized in our consolidated financial statements.

IFRIC 21, Levies

We have applied IFRIC 21, Levies for the first time in the current fiscal year. IFRIC 21 addresses the issue of when to recognize a liability to pay a levy imposed by a government. The Interpretation defines a levy, and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The interpretation provides guidance on how different levy arrangements should be accounted for. In particular, it clarifies that neither economic compulsion nor the going concern basis of financial statements preparation implies that an entity has a present obligation to pay a levy that will be triggered by operating in a future period.

The application of these amendments had no significant impact in our consolidated financial statements.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

The amendments to IAS 19 clarify how an entity should account for contributions made by employees or third parties to defined benefit plans, based on whether those contributions are dependent on the number of years of service provided by the employee.

For contributions that are independent of the number of years of service, the entity may either recognize the contributions as a reduction in the service cost in the period in which the related service is rendered, or to attribute them to the employees’ periods of service using the projected unit credit method; whereas for contributions that are dependent on the number of years of service, the entity is required to attribute them to the employees’ periods of service.

We do not manage contributions of the employees or third parties to the defined benefit plans, therefore, the application of these amendments has had no impact on the disclosures or the amounts recognized in our consolidated financial statements.

Annual Improvements to IFRSs 2010-2012 Cycle

The Annual Improvements to IFRSs 2010-2012 Cycle include a number of amendments to various IFRSs, which are summarized below.

The amendments to IFRS 2 (i) change the definitions of ‘vesting condition’ and ‘market condition’; and (ii) add definitions for ‘performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting condition.’

The amendments to IFRS 3 clarify that contingent consideration that is classified as an asset or a liability should be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value (other than measurement period adjustments) should be recognized in profit or loss.

The amendments to IFRS 8 (i) require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have ‘similar economic characteristics’; and (ii) clarify that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker.

Modifications to the basis of conclusions of IFRS 13 clarify that IFRS 13 and its subsequent modifications and IFRS 9 did not eliminate the possibility of measuring accounts receivable and payable, which are short-term and do not earn or accrue any established interest, at their invoice amounts, without discounting, if the impact of discounting is not material.

The amendments to IAS 16 and IAS 38 remove perceived inconsistencies in the accounting for accumulated depreciation/ amortization when an item of property and equipment or an intangible asset is revalued. The amended standards clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses.

The amendments to IAS 24 clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. Consequently, the reporting entity should disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services. However, disclosure of the components of such compensation is not required.

The application of these amendments had no significant impact in our consolidated financial statements.

Annual Improvements to IFRSs 2011-2013 Cycle

The Annual Improvements to IFRSs 2011-2013 Cycle include a number of amendments to various IFRSs, which are summarized below.

The amendments to IFRS 3 clarify that the standard does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself.

The amendments to IFRS 13 clarify that the scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis includes all contracts that are within the scope of, and accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32.

The amendments to IAS 40 clarify that IAS 40 and IFRS 3 are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether:

(a)	the property meets the definition of investment property in terms of IAS 40; and

(b)	the transaction meets the definition of a business combination under IFRS 3.

The application of these amendments had no significant impact in our consolidated financial statements.

We have not applied the following new and revised IFRSs that have been issued but that are not effective until January 1, 2015 or at a later date:

•	IFRS 9, Financial Instruments (“IFRS 9”) (3)

•	IFRS 15, Revenue from Contracts with Customers (2)

•	Amendments to IFRS 11, Accounting for Acquisitions of Interests in Joint Operations (1)

•	Amendments to IAS 16 and IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization (1)

•	Amendments to IAS 27, Equity Method for Separate Financial Statements (1)

1 Effective for annual periods beginning on or after July 1, 2016, with earlier application permitted.

2 Effective for annual periods beginning on or after January 1, 2017, with earlier application permitted.

3 Effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

IFRS 9 Financial Instruments

IFRS 9 was issued in November 2009 and introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010, to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2013, to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014 mainly to include (a) impairment requirements for financial assets and (b) limited amendments to the classification and measurement requirements by introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments.

Key requirements of IFRS 9:

•

All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•

with regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

•

in relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

•

the new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an ‘economic relationship’. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

Our administration anticipates that future application of IFRS 9 may have a material impact on the reported amounts and disclosures in our consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until we undertake a detailed review.

IFRS 15, Revenue from Contracts with Customers

In May 2014, IFRS 15 was issued, which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

•	Step 1: Identify the contract(s) with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. For more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

Our administration anticipates that future application of IFRS 15 will not have a material impact on the reported amounts and disclosures in our consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until we perform a detailed review.

Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations

The amendments to IFRS 11 provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in IFRS 3 Business Combinations. Specifically, the amendments state that the relevant principles on accounting for business combinations in IFRS 3 and other standards (e.g. IAS 36 Impairment of Assets regarding impairment testing of a cash-generating unit to which goodwill on acquisition of a joint operation has been allocated) should be applied. The same requirements should be applied to the formation of a joint operation if and only if an existing business is contributed to the joint operation by one of the parties that participate in the joint operation.

Our administration does not anticipate that the application of these amendments to IFRS 11 will have a material impact in our consolidated financial statements.

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization

The amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment. The amendments to IAS 38 introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in the following two limited circumstances:

•	when the intangible asset is expressed as a measure of revenue; or

•	when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated.

Currently, we use the straight-line method for depreciation and amortization of property, and furniture, office equipment and vehicles and intangible assets for airport concessions; for machinery, we use the method of hours of use. Amortization of intangible assets for highway concessions is determined based on vehicle flow. Our administration believes that the methods used are the most appropriate to reflect the consumption of the economic benefits inherent in the respective assets and accordingly, does not anticipate that the application of these amendments will have a material impact in our consolidated financial statements.

Amendments IAS 27

An option is added, such that when separate financial statements are prepared (legal entity basis), the equity method of accounting for investments can be used for valuation of subsidiaries, joint ventures and associates.

Effect of Application of the Critical Accounting Policies and Estimates on Results and Financial Position

Set forth below are the results derived from the application of the aforementioned policies and their effects on our consolidated financial statements as of and for the years ended December 31, 2014, 2013 and 2012.

Construction Contracts

Our consolidated financial statements for the year ended December 31, 2014 included a provision for costs relating to project terminations amounting to Ps. 370 million and a machinery lease provision of Ps. 368 million. Our consolidated financial statements for the year ended December 31, 2013 included a provision for costs relating to project terminations amounting to Ps. 743 million and a machinery lease provision of Ps. 387 million. Our consolidated financial statements for the year ended December 31, 2012 included a provision for costs relating to project terminations amounting to Ps. 1,106 million and a machinery lease provision of Ps. 575 million. As of December 31, 2014, 2013 and 2012, our consolidated financial statements include an allowance for doubtful accounts related to construction contracts of Ps. 1,457 million, Ps. 897 million and Ps. 1,401 million, respectively. Allowances and provisions were recorded based on our best estimates and current circumstances. If these circumstances change, we may need to modify the amount of allowances and provisions we have recorded.

Below is a table of relevant projects with either upward and downward changes in gross profit and their corresponding accounting effect due to favorable or unfavorable adjustments to contracts based on the percentage-of-completion method. The net changes in project profitability from revisions in estimates, both increases and decreases, were a net decrease of Ps. 470 million, an increase of Ps. 51 million and a decrease Ps. 1,412 million for the years ended December 31, 2014, 2013 and 2012, respectively. The projects are summarized as follows:

	Number of Projects		Ranges of changes in gross profit (1)					Adjustments to contracts
			(In thousands of Ps.)					(In thousands of Ps.)
			Range of increase in projects with upward changes			Range of decrease in projects with downward changes
	Upward changes	Downward changes	From	To		From	To	Favorable	Unfavorable
Year ended December 31, 2014	2	3	Ps. 135	Ps. 243		Ps. 129	Ps. 466	Ps. 378	Ps. (848)
Year ended December 31, 2013	2	2	Ps. 104	Ps. 298		Ps.(139)	Ps.(212)	Ps. 402	Ps. (351)
Year ended December 31, 2012	1	5	Ps. 88	Ps. 88	(2)	Ps. (96)	Ps.(686)	Ps. 88	Ps.(1,500)

(1)	Contract amounts were selected whose variation in gross margin was higher than Ps. 111 million, Ps. 91 million and Ps. 86 million for the years ended December 31, 2014, 2013 and 2012, respectively.
(2)	No range since it is one project.

Income Tax

In 2014, we recorded a net tax of Ps. 1,003 million, which reflected the following components:

•	a current ISR expense of Ps. 285 million,

•	a deferred ISR benefit of Ps. 1,286 million,

•	a tax credits for foreign taxes paid of Ps. 2 million,

As of December 31, 2014, we recorded a deferred ISR asset of Ps. 6,164 million, comprised of temporary differences of Ps. 6,106 million (including benefit of deductible temporary differences on items included in other comprehensive income for Ps. 30 million), Ps. 55 million related with credit tax of foreign taxes paid and recoverable IMPAC of Ps. 2 million. Additionally, we recorded a net deferred ISR liability of Ps. 1,930 million mainly of Ps. 1,915 million of taxable temporary differences and Ps. 15 million of taxable temporary differences on items included in other comprehensive income.

In 2013, we recorded a net tax of Ps. (596) million, which reflected the following components:

•	a current ISR and asset tax expense of Ps. 182 million,

•	a deferred ISR benefit of Ps. 287 million,

•	a current IETU expense of Ps. 22 million, and

•	a deferred IETU benefit of Ps. 512 million.

As of December 31, 2013, we recorded a deferred ISR asset of Ps. 4,546 million comprised of net deductible temporary differences of Ps. 4,199 million, Ps. 250 million related to tax credits for foreign taxes paid and IMPAC recoverable of Ps. 97 million. Additionally, we recorded a net deferred ISR liability of Ps. 1,641 million mainly related to net taxable temporary differences, primarily of Ps. 1,693 million of taxable temporary differences and Ps. 51 million of benefit of taxable temporary differences on items included in other comprehensive income.

Tax losses as of December 31, 2013 have been recognized, as we believe we will be able to recover such losses based on our projections and business plan. Our existing level of backlog is expected to generate a greater volume of business in the future, resulting in increased taxable income that will compensate deferred tax assets recognized as of December 31, 2013.

In 2012, we recorded a net tax of Ps. 35 million, which reflected the following components:

•	a current ISR expenses of Ps. 101 million,

•	a deferred ISR benefit of Ps. 152 million,

•	a current IETU expense of Ps. 116 million, and

•	a deferred IETU benefit of Ps. 100 million.

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

At December 31, 2014 and 2013, we have recognized a deferred tax asset from tax losses carryforwards in subsidiaries of Ps. 8,914 million and Ps. 6,285 million, respectively, which we expect will be recovered in the future according with their taxable income projections and various operating strategies. In 2012, we recognized a deferred tax asset for Ps. 3,493 million from tax loss carryforwards in consolidated tax report.

At December 31, 2014, the tax payable for deconsolidation is Ps. 4,411 million, payable as follows: Ps. 183 million in 2015 (reflected in current liabilities at December 31, 2014) and Ps. 4,229 million from 2016 to 2023. The estimate that is reflected in the financial statements was determined based on the terms of the Mexican Income Tax Law. The long-term liability for Ps. 4,229 million, was recognized at present value in the consolidated financial statements for Ps. 3,699 million, with a cumulative discount effect for Ps. 530 million. See Note 28 to our consolidated financial statements.

Derivative Financial Instruments

We have entered into interest rate swaps and options (designated as cash flow hedges), foreign currency swaps and options (designated as foreign currency cash flow hedges) and other derivative instruments (designated as trading derivatives as they do not meet hedge accounting requirements) for the terms of some of our credit facilities with the objective of reducing the uncertainties resulting from interest rate and exchange rate fluctuations. To date, the results of our derivative financial instruments have been mixed. Their mark-to-market valuation as of December 31, 2014, increased our derivative liabilities by Ps. 75 million and increased our derivative assets by Ps. 192 million. Those effects are reflected in our consolidated equity by Ps. (68) million and Ps. 581 million in our consolidated statement of comprehensive income for 2014. Their mark-to-market valuation as of December 31, 2013, decreased our derivative liabilities by Ps. 131 million and increased our derivative assets by Ps. 280 million. Those effects are reflected in our consolidated equity by Ps. 207 million and Ps. 326 million in our consolidated statement of comprehensive income for 2013. Their mark-to-market valuation as of December 31, 2012, increased our derivative liabilities by Ps. 7 million and increased our derivative assets by Ps. 160 million. Those effects are reflected in our consolidated equity by Ps. (922) million and Ps. 155 million in our consolidated statement of comprehensive income for 2012.

B. LIQUIDITY AND CAPITAL RESOURCES

General

Our principal uses of funds in 2014 were:

•	Ps. 489.6 million for the Nueva Necaxa – Tihuatlán toll road concession;

•	Ps. 424.4 million for the Mitla – Tehuantepec toll road concession;

•	Ps. 326.1 million for the Barranca Larga – Ventanilla toll road concession;

•	Ps. 262 million for the Kantunil – Cancun toll road concession

Our principal sources of funds in 2014 were third party financing for our construction and concessions, a bond offering in the international capital markets, proceeds from project execution, operating cash flow, debt refinancing through project bonds, and asset sales such as the sales of 100% of our stock in Autovía Sur and 100% of our stock in the Atotonilco Water Treatment Plant.

Our expected future sources of liquidity include cash flow from our Civil Construction, Concessions and Airport segments, debt refinancing and asset sales within our Concessions segments, as well as from third party debt and equity for our construction, concessions and real estate projects. We cannot assure you that we will be able to continue to generate liquidity from these sources. We expect our principal future commitments for capital expenditures to include capital requirements related to new and existing concessions. Each of the concessions we currently have under contract has long-term third party financing. Our policy and practice is to have indicative arrangements in place for third party financing at the time we participate in a bid for a concession. It is also our policy and practice to have arrangements in place for third party financing at the time we participate in a bid for a construction project, if the construction project requires financing. Construction projects that require third party financing include those without traditional public works payment procedures, where we receive an initial payment in advance and we invoice the client periodically after making expenditures for the project. Our traditional public works contracts, on the other hand, require spending simultaneously with or after payment of invoices by the public project owner, thereby typically not requiring capital expenditures in excess of available funding. Because of our third-party financing policies and the procedures of our public works contracts, we expect our capital requirements related to concessions to vary less than our discretionary capital spending in other areas such as in non-public works construction, which are more often sensitive to market conditions, although there can be no assurance that our capital requirements related to concessions will not vary.

As of December 31, 2014 we had net working capital (current assets less current liabilities) of Ps. 8,927 million compared to Ps. 4,146 million as of December 31, 2013 and Ps. 5,234 million as of December 31, 2012. The increase in our total net working capital at December 31, 2014 from December 31, 2013 was primarily attributable to an increase in cash and receivables, and a decrease in notes payable. The decrease in our total net working capital at December 31, 2013 from December 31, 2012 was primarily attributable mainly to two concessions entering into their operating stage together with the slowdown on the collection cycle during the year.

From 2008 through 2010 we experienced a trend toward lower net working capital balances due in part to large payments that were made towards the end of 2007 on a smaller volume of projects than we currently have. From 2010 to 2013, we have experienced a trend towards lower net working capital due in part to a larger portion of our concessions entering into their operating stage. During the construction phase of concession projects, we tend to experience higher working capital balances as a result of higher cash balances from the financing obtained for the concession project During the operational phase of a concession, our cash balances may not be as high, as cash was utilized in the construction phase of the concession, and what remains is cash generated from the operation of the concession, as well as current payables related to the operations of concessions. We expect this trend to continue as more of our concessions move from the construction phase to the operational phase. During 2014, we issued long-term debt that was used mainly to refinance short-term debt, causing a reversal of the trend towards lower net working capital but that reversal could be temporary.

There can be no assurance, however, that the trend toward lower net working capital balances will not recur due to changes in the mix of projects under execution at any given time and their completion dates. Another trend toward our greater working capital needs is the growth of our Concessions segment, in which we have seen a trend toward greater investment requirements in infrastructure projects. When we perform construction under concessions, we generally must wait for an extended period—until after the concession has completed construction and begun operating—to recover the costs of construction. Additionally, our accounts receivables reflect a particular contracting scheme used in our Chicontepec II oil field and Package II of the Minatitlan refinery projects for Pemex where the contractor was paid only on major milestones, adding Ps. 787 million, Ps. 334 million and Ps. 927 million to our accounts receivable as of December 31, 2014, 2013 and 2012, respectively, and requiring us to provide significant advance funding. Finally, when constructing public works, we often experience a delay in payment of our invoices, particularly in the initial phases of a project. The impact of the turmoil in the global financial system, the recession in Mexico may result in delayed payment of monthly invoices for construction compared to what is historically typical. We believe that our working capital is sufficient to meet our requirements in connection with work we currently intend to carry out over both the short and long-term.

The decrease in 2014 in current liabilities was primarily due to the reduction of short-term debt. The increase in 2013 in current liabilities was primarily due to the slowdown in the collection cycle and its corresponding impact on the timing of our payments to providers. The decrease in 2012 in current liabilities was primarily due to the payment of bank debt related to the La Yesca project. Our liabilities have increased in line with increases in our volume of work and number of projects, which typically result in current liabilities to subcontractors and suppliers.

Our cash and cash equivalents (including restricted cash) were Ps. 7,081 million as of December 31, 2014, as compared to Ps. 5,417 million as of December 31, 2013 and Ps. 6,603 million as of December 31, 2012. At December 31, 2014, we had a current ratio (current assets over current liabilities) of 1.24, as compared to a current ratio of 1.11 at December 31, 2013 and of 1.19 at December 31, 2012.

Cash and cash equivalents (including restricted cash) at year-end 2014, included:

•

Ps. 2,124 million, or 30% of our cash and cash equivalents, held in reserves established to secure financings, in connection with the Acapulco Tunnel, the Kantunil-Cancun toll road, the Rio Verde-Ciudad Valles, the La Piedad bypass project, and the Palmillas- Apaseo El Grande toll road project, all of which are restricted; and

•	Ps. 2,810 million, or 40% of our cash and cash equivalents, held in our Airports segment, which is unrestricted.

Some uses of cash and cash equivalents by certain of our less than wholly-owned subsidiaries require the consent of the other shareholders or partners, as applicable, of such subsidiaries, such as Constructora Meco S.A. in the case of our subsidiary for the Domingo Diaz project in Panama, and certain projects with Promotora del Desarrollo de America Latina, S.A. de C.V., in the case of our subsidiary for the construction of Acapulco Scenic Bypass project in Acapulco. In the case of these entities, the consent of our partners or other shareholders is only required with respect to the use of cash and cash equivalents outside of normal budgeted operations. The budget for normal operations is set by the board of directors of each of these entities, which are comprised of members appointed by both us and by the other partners or shareholders, depending on the terms of the bylaws of the entity, and in some cases, may be represented by equal numbers of members appointed by us and the other partner or shareholder. While the cash held in these entities is not designated for a specific use or set aside as a compensating balance, the requirements for its use could limit our access to liquid resources or limit us from freely deciding when to use cash and cash equivalents outside of normal operations. Additionally, a portion of our cash and cash equivalents are held in reserves established to secure financings and thus form part of our restricted cash balances. These resources form part of our restricted cash as presented in our statement of financial position. The reserve requirements of such financings could also limit our access to liquid resources and limit our ability to decide when to use our cash and cash equivalents. See “Item 3. Key Information—Risk Factors—A substantial percentage of our cash and cash equivalents are held through less-than-wholly owned subsidiaries or joint ventures, or in reserves, that restrict our access to them.”

We generated a net Ps. 2,522 million in operating activities during 2014, as compared to generating a net Ps. 168 million in operating activities during 2013. This increase can mainly be attributed to an increase in the number and volume of projects under execution. We generated a net Ps. 168 million in operating activities during 2013, as compared to generating a net Ps. 6,430 million in operating activities during 2012. This decrease can mainly be attributed to La Yesca collections during 2012 and the completion of the social infrastructure projects, which we no longer report in construction revenues effective 2013. The underlying drivers that led to changes in our operating cash flows in 2013 were (i) a decrease in the number and volume of projects under execution, and (ii) increased use of our cash reserves because of an increase in long-term accounts receivable owed by our clients (due to payment structures of certain significant projects).

Portions of our assets are pledged to a number of banks under credit arrangements, including: Credit Suisse AG, Cayman Islands Branch, Global Bank Corporation, Banco Santander (Mexico), S.A. Institución de Banca Multiple, Grupo Financiero Santander; Banco Inbursa, S.A. Institución de Banca Multiple, Grupo Financiero Inbursa; BBVA Bancomer Institución de Banca Multiple, Grupo Financiero BBVA Bancomer; Banco Mercantil del Norte, S.A., Grupo Financiero Banorte; Bancodel Bajio, S.A.; Banco Nacional de Obras y Servicios Publicos, S.N.C.; Bancolombia, S.A.; Deutsche Bank AG, London Branch; Interamerican Credit Corporation and Sociedad Hipotecaria Federal. The assets we have pledged include collection rights under construction contracts, concessions, construction machinery and equipment, real property, dividend rights and shares of each of our financed concession projects. Notably among these, we have pledged, Autovia Necaxa-Tihuatlan, S.A. de C.V. (“Auneti”) our joint venture that operates the Nuevo Necaxa-Tihuatlan highway, our 50% interest in Los Portales, S.A., a real estate associate located in Peru, our interest in the El Realito project, our interest in the Agua Prieta project, our shares of Viabilis Infraestructura S.A.P.I. de C.V., (“Viabilis”) the contractor for the Rio de los Remedios-Ecatepec toll highway project, as well as the collection rights of the Rio de Los Remedios-Ecatepec project and Palmillas-Apaseo El Grande toll road. In general, assets securing credit arrangements will remain pledged until the arrangement secured by these assets expire. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these banks and our ability to incur further debt (whether secured or unsecured) is limited. At December 31, 2014, we had unrestricted access to Ps. 4,877 million of our cash and cash equivalents, as compared to Ps. 3,370 million at December 31, 2013 and Ps. 4,150 million as of December 31, 2012. See Note 6 to our consolidated financial statements.

Our debt agreements contain standard covenants and events of default applicable to us, including cross-defaults that permit our lenders to accelerate debt. The indentures under which we issued U.S.$500 million, U.S.$350 million and U.S.$700 million of notes at the holding company level in February 2011, July 2012 and May 2014, respectively (of the U.S.$350 million issued in July 2012, US.$150 million are currently outstanding as a result of our May 2014 tender offer), contain various covenants and conditions that limit our ability to, among other things: incur or guarantee additional debts; create liens; enter into transactions with affiliates; and merge or consolidate with other companies. In addition, our other debt agreements provide for various covenants that restrict the ability of us and our operating subsidiaries to incur additional indebtedness, sell fixed and other non-current assets and make capital distributions to us. We have also increasingly been required to accept clauses which, if invoked, typically require a borrower to pay additional amounts under a loan agreement as may be necessary to compensate a lender for any increase in costs to such lender as a result of a change in law, regulation or directive. As a result of these covenants, we are limited in the manner in which we conduct our business and may be unable to engage in certain business activities. We believe we are currently in compliance with all our restrictive covenants. At the project level, certain of our subsidiaries and unconsolidated affiliates have entered into debt and other agreements containing restrictive covenants that limit the ability of such subsidiaries and affiliates to pay us dividends. Restrictive covenants in our project debt agreements restrict only the project contracting the financing agreement in which they are contained, and generally do not restrict our operating subsidiaries. See Note 27 to our consolidated financial statements and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” We are not currently, and are not reasonably likely to be, in breach of any of our material debt covenants, and we do not have any stated events of default or cross-defaults in our debt agreements that would allow our lenders to accelerate our debt if not cured within applicable grace periods.

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

We have also been required to demonstrate minimum capital in order to participate in bids for construction contracts and concessions. The minimum capital requirements are not uniform across clients, and can also vary for the same client depending on a project’s type and magnitude. For example, in two bids with the Ministry of Communications and Transportation, we were required to have minimum capital of Ps. 280 million and Ps. 900 million, respectively. The state government of Jalisco, Mexico required minimum capital of Ps. 386 million for the Agua Prieta project, while the Atotonilco project’s client, the National Water Commission, required Ps. 1,000 million. We believe we will continue to be required to demonstrate minimum capital in order to participate in certain bids for construction contracts and concessions although the levels required will vary among clients.

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

Indebtedness

Our total consolidated debt to equity ratio was 2.5 to 1.0 at December 31, 2014 and 1.6 to 1.0 at December 31, 2013. This deterioration in the debt to equity ratio at December 31, 2014 from December 31, 2013 mainly reflected an increase in U.S. dollar denominated bank debt, principally due to a depreciation of the Mexican peso relative to the U.S. dollar and also, to a lesser extent, to additional financings, including U.S. dollar-denominated financing for the acquisition of Facchina. Our total consolidated debt to equity ratio was 1.6 to 1.0 at December 31, 2013 and 2.3 to 1.0 at December 31, 2012. This improvement in the debt to equity ratio at December 31, 2013 from December 31, 2012 mainly reflected a decrease in our overall debt, including payment of the La Yesca loan, the reclassification of the SPC projects as discontinued operations, and the use of proceeds from the secondary public offering by Aeroinvest of 69,000,000 of its Series B shares in GACN as well as from the sale of RCO to pay down debt. As a result of the proposed sale to CGL of our 70% equity interest in the holding company of our two SPC contracts, we classified the liabilities associated with the SPC contracts including Ps. 9.8 million of debt held within these projects, in a separate line item as of December 31, 2013. Accordingly the debt held of those projects was not included in the debt to equity ratio as of December 31, 2013. See Note 2 and 34 to our consolidated financial statements.

As of December 31, 2014, approximately 36% of our consolidated revenues and 53% of our indebtedness were denominated in foreign currencies, mainly U.S. dollars. Unless, as is our policy, we contract debt financing in the same currency as the source of its repayment, decreases in the value of the Mexican peso relative to the U.S. dollar may increase the cost in Mexican pesos of our debt service obligations with respect to our U.S. dollar denominated indebtedness and may also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased. We have entered into cash flow hedges, including with respect to foreign currency cash flow, and other trading derivative instruments for the terms of some of our credit facilities with the objective of reducing the uncertainties resulting from interest rate and exchange rate fluctuations. To date, the results of our derivative financial instruments have been mixed and have not substantially affected our cash flows. See “Item 3. Risk Factors—Risks Related to Mexico and Other Markets in Which We Operate—Appreciation or depreciation of the Mexican peso relative to the U.S. dollar, other currency fluctuations and foreign exchange controls could adversely affect our financial condition and results of operations” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Derivative Financial Instruments.” Several of our subsidiaries have lesser exposure to foreign currency risk because a higher percentage of their revenues are denominated in U.S. dollars.

We and certain of our subsidiaries and unconsolidated affiliates have entered into debt and other agreements containing restrictive covenants that restrict the ability of us and our operating subsidiaries to incur additional indebtedness, sell fixed and other non-current assets and make capital. See Note 21 to our consolidated financial statements.

In 2014, our debt service obligations (principal and interest before commission expenses) totaled Ps. 56,035 million for debt denominated in principally in pesos and U.S. dollars, as compared to Ps. 39,986 million in 2013. As of December 31, 2014, our consolidated net debt (interest paying debt less cash and cash equivalents of our consolidated subsidiaries) was Ps. 46,698 million, as compared to Ps. 33,155 million as of December 31, 2013. Our net debt increased in 2014 by Ps. 15,207 million due to an increase in U.S. dollar denominated debt and depreciation of the Mexican peso against the U.S. dollar. Although not an IFRS measure, we believe that consolidated net debt is a measure that provides useful information to our investors because we review net debt as part of our management of our overall liquidity, financial flexibility, capital structure and leverage. Consolidated net debt is composed of total debt (current debt and current portion of long-term debt plus long term debt) less cash and cash equivalents, each of which appears in our consolidated financial statements.

For a quantitative reconciliation of consolidated net debt, please see the table below, which sets forth, at the dates indicated, our total debt, debt services obligations and consolidated net debt.

	As of December 31,
	2014	2013	2012
	(Millions of Mexican pesos)
Short term debt	Ps. 6,493	Ps. 9,756	Ps. 10,595
Long term	47,286	28,816	36,161

Total Debt	53,779	38,572	46,756

Payable interest	793	573	480
Debt cost	1,463	842	955

Debt service obligations	56,035	39,986	48,191

Total debt	53,779	38,572	46,756
Total cash	7,081	5,417	6,603

Net debt	46,698	33,155	40,153

Empresas ICA

In February 2011, we issued U.S.$ 500 million of 8.9% senior unsecured notes due 2021, or the 2021 Notes. The notes are guaranteed on a senior unsecured basis by our subsidiaries Constructoras ICA, S.A. de C.V., or CICASA, Controladora de Empresas de Vivienda, or CONEVISA, and CONOISA. Approximately half of the net proceeds from the sale of the notes was used to repay a bridge loan among our subsidiary Aeroinvest, as borrower, us, as guarantor, and Bank of America, N.A., acting through its Cayman Branch, as lender. The balance of the proceeds from the notes was used for general corporate purposes, including equity contributions for new and existing projects. In July 2012, we issued U.S.$350 million of 8.375% senior unsecured notes due 2017, or the 2017 Notes, of which only US.$150 million are currently outstanding as a result of our May 2014 tender offer. The new issuance was also guaranteed on a senior unsecured basis by our subsidiaries CICASA, CONOISA and CONEVISA. The net proceeds from the sale of the notes were used to prepay short and long-term debt. In May 2014, we issued U.S.$700 million of 8.875% senior unsecured notes due 2024, or the 2024 Notes. The new issuance was also guaranteed on a senior unsecured basis by our subsidiaries CICASA, CONOISA and CONEVISA. The net proceeds from the sale of the notes were used to pay short-term parent company debt and fund a partial tender offer for U.S.$ 200 million of ICA’s outstanding 8.38% Senior Notes due 2017.

We have entered into cross currency swaps for interest payments on the 2021 Notes through 2017, on the 2017 Notes through the first half of 2015 and on the 2024 Notes through 2019.

During 2014, we entered into certain bridge facilities at our parent company level. As of December 31, 2014 total unsecured corporate debt guaranteed by CONOISA, CICASA, ICASA, CONEVISA and EMICA totaled U.S.$ 1,706 million. See Note 27 to our consolidated financial statements.

CICASA

On April 27, 2015 CICASA executed a loan agreement with BBVA Bancomer in the amount of Ps. 1,000 million. The loan is due to mature on February 29, 2016 and will be repaid with the collection rights, which will be transferred to a Trust, of the construction of (i) the Túnel Canal General by ICASA and COTRISA; (ii) the Tren Interurbano México – Toluca by ICASA and COTRISA; (iii) the Túnel Churubusco – Xochiaca by ICASA and COTRISA; (iv) the Centro de Tecnología para Aguas Profundas en Boca del Río, Veracruz by ICASA, and (v) the Presa de Almacenamiento Santa María by ICASA and Aeroinvest.

La Yesca

CPH is a special purpose subsidiary created to construct the La Yesca hydroelectric project. The terms of the La Yesca contract require that we secure financing for the project costs and limit disbursements during the construction phase to 90% of the cash cost of any certified work performed. We and the other shareholder of CPH have agreed to guarantee certain obligations of CPH under the project contracts, including the financing documents, subject to certain limitations, in the event of an early termination of the public works contract for the project. CPH obtained financing for the construction phase of the La Yesca hydroelectric project in the first quarter of 2008 from WestLB AG, which also structured the financing for the El Cajon hydroelectric project. The financing consisted of a U.S.$ 910 million line of credit to be used to cover construction costs and a U.S.$ 140 million revolving line of credit to be used to finance monthly working capital requirements and to be repaid from the construction line of credit, both of which contain various restrictive covenants typical in a project financing including, significantly, covenants limiting CPH’s access to additional cash other than what the project specifically requires until project completion and after final payment from the Mexican Federal Electricity Commission (Comision Federal de Electricidad) is received, as well as covenants limiting CPH’s ability to contract additional debt or guarantees. The U.S.$ 910 million construction line of credit was syndicated and has a term that lasts the duration of the construction period, subject to certain permissible extensions if the La Yesca project completion date is delayed. The repayment of the construction line of credit has occurred in three installments: (i) the first payment of U.S.$ 700 million was made on the date of provisional acceptance of the first turbine unit, (ii) the second payment of U.S.$ 342 million was paid on December 20, 2012 upon delivery of the second turbine unit in 2012, (iii) an additional payment of U.S.$ 147 million, which represented partial settlement for additional work undertaken on the project, was paid on December 23, 2013 and (iv) from May 2014 to December 2014 we collected an additional amount of Ps. 653 million (approximately U.S.$ 41 million).

Aeroinvest

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

In 2013, Aeroinvest prepaid both the Inbursa and Banamex credit agreements, thereby releasing all associated share pledges, by entering into a U.S.$ 125 million bridge loan with Bank of America NA. This bridge loan was guaranteed by a pledge of 100 million Series B shares in GACN. On July 12, 2013, Aeroinvest sold 69,000,000 of its Series B shares in GACN through a secondary public offering at a price of Ps. 40 per share. Aeroinvest prepaid its U.S.$ 125 million bridge loan with the proceeds of this offering.

On April 4, 2014 Aeroinvest pledged 26 million shares in GACN to Inbursa as a guarantee for a loan to CONOISA in the amount of Ps. 700 million, which was paid in full on September 2, 2014.

In 2014, Aeroinvest entered into a credit agreement with Deutsche Bank in the amount of U.S.$ 225 million due to mature in September 2017. Aeroinvest pledged 63,320,746 of its Series B shares in GACN to the lender. This loan was guaranteed by EMICA, ICASA, CONEVISA, CONOISA and CICASA.

Grupo Aeroportuario del Centro Norte

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

On June 16, 2014, GACN issued Ps. 3,000 million in seven-year notes (certificados bursátiles) at a fixed rate of 6.85% that were registered with the Mexican National Registry of Securities. The purpose of the issuance were to fix interest payments and to extend the maturity profile of debt by prepaying in full the Ps. 1,300 million in outstanding under Mexican peso floating-rate notes issued on July 15, 2011, and to finance the master development programs and strategic investments. The floating-rate Mexican peso notes issued in 2011 were paid on July 11, 2014.

SPC Projects

In September 2011, two of our special purpose subsidiaries placed Ps. 7,100 million in bonds in two tranches—one Mexican peso tranche in the amount of Ps. 5,323 million at a fixed annual rate of 10.1% and one UDI tranche in the amount of Ps. 1,777 million with a real annual rate of 5.65%—in the Mexican market with a term of 20.8 years to finance two social infrastructure projects consisting of the construction of, and provision of non-penitentiary services to, two federal penitentiaries. Our obligations under these debt securities are secured by a pledge of the collection rights under the SPC contracts. We began making quarterly principal and interest payments on the bonds in July, 2013 according to their amortization schedule. In 2012, we reopened the bonds and issued Ps. 160 million in the Mexican market under substantially similar terms as the Mexican peso tranche. In the same year we also issued a series of subordinated notes for Ps. 1,699 million (in UDI-denominated notes) in the Mexican market at a real annual rate of 8%. As of December 31, 2013, the outstanding balances for the senior bonds and follow on issuances were Ps. 6,230 million for PASACB 11, Ps. 2,090 million for PASACB 11U, Ps. 179 million for PASACB 12 for the subordinated bonds was Ps. 1,461 million for PSBCB 12U, or U.S.$ 763 million in the aggregate.

This debt is included within liabilities associated with assets held for sale in our consolidated statement of financial position. In December 2014, we announced the expiration of a share purchase agreement with CGL, a subsidiary of the Hunt Corporation under which CGL was to acquire 70% of ICA’s interests in the SPC projects through the acquisition of shares in the projects’ holding company. The assets and liabilities of the SPC projects remain in assets held for sale and liabilities directly associated with assets held for sale as we continue to actively market the projects and consider them to meet the criteria as held for sale. These loans do not form part of the consolidated debt of the entity as of December 31, 2014.

ViveICA Credit Lines

On March 22, 2011, ViveICA entered into a Ps. 500 million 3-year term facility with Banorte, with an interest at the 28-day TIIE, plus a 4% spread. This facility has a parent company guarantee from EMICA. As of December 31, 2014, we had approximately Ps. 37 million outstanding under this facility.

In November 2013, we entered into a revolving line of credit with Sociedad Hipotecaria Federal for Ps. 250 million. This facility, which includes a mortgage on real estate property, is available for drawing for a period of five years and has a three-year amortization period. As of December 31, 2014 we had approximately Ps. 85 million outstanding under this facility.

On July 7, 2011, ViveICA entered into a Ps. 350 million four-year loan agreement with Banco Bajío, with an interest rate at the 28-day TIIE plus a 4% spread for the Marina Nacional project. This loan is granted by Arrendadora ViveICA and CONEVISA and includes a pledge over the Marina Nacional property and two other properties in Ciudad Juarez and Quintana Roo. As of December 31, 2014, Ps. 331 million of the loan was outstanding.

Acapulco Tunnel (TUCA)

In 2008, a trust organized by our subsidiary Tuneles Concesionados de Acapulco, S.A. de C.V., or TUCA, issued and sold Ps. 1,250 million in notes, with a term of up to 26 years due in 2033. TUCA used the proceeds to repay notes issued in 2005. The new notes accrue interest at the rate of TIIE plus up to 2.95% and are non-recourse.

In November 2013, the company repurchased Ps. 270 million of its 2033 notes. During the annual meeting of bond holders a new amortization schedule was approved reducing the anticipated maturity date to 2031.

There are no parent company guarantees of these Acapulco Tunnel financing arrangements. We have entered into interest rate options in connection with this project.

Rio Verde–Ciudad Valles Highway & Libramiento de la Piedad Notes

On September 19, 2008, our subsidiary ICA San Luis, S.A. de C.V., which operates the Rio Verde–Ciudad Valles highway concession entered into a long-term financing for the construction of a 113.2-kilometer highway in the state of San Luis Potosi, in the amount of Ps. 2,550 million. The highway has been in operation since July 2013. On January 19, 2008, our subsidiary Libramiento ICA la Piedad, S.A. de C.V. which operates the Libramiento de la Piedad toll road entered a long-term financing for the construction of the 21.4-kilometer toll road which crosses the states of Jalisco/Guanajuato/Michoacan, in the amount of Ps. 700 million. This loan was structured by Banco Santander and Banorte.

On July 22, 2014, we issued and sold UDI based notes for both Río Verde and Libramiento la Piedad, on two tranches. The first tranche was rated AAA.mx, with a 5.40% coupon, for Ps. 2,000 million, and the second tranche was rated AA.mx, with a 5.95% coupon for Ps. 1,800 million. The notes were used to pay the outstanding loan of the Río Verde – Ciudad Valles highway and the outstanding loan of Libramiento la Piedad.

On November 3, 2014, we issued and sold Ps. 1,750 million in subordinated notes for both Río Verde – Ciudad Valles highway and Libramiento la Piedad with a 30-year term, and a real fixed coupon of 8.519%, rated by S&P at “AA-.mx” and by HR Ratings at “HR AA.” The proceeds were used mainly to pay corporate short-term debt. There are no parent company guarantees on these notes.

The Kantunil–Cancun Highway (Mayab Consortium)

In 2008, as a consequence of our acquisition of the Mayab Consortium, which holds the concession for the Kantunil-Cancun highway, we assumed the Mayab Consortium’s long-term debt securities, which as of December 31, 2011 were equivalent to Ps. 2,446 million.

In 2012, the Mayab Consortium issued and sold Ps. 4,500 million in notes (certificados bursátiles) with a maturity of 22 years in two trenches. The first tranche was for Ps. 1,195 million with a fixed interest rate of 9.67%, and the second tranche was for the equivalent of Ps. 3,305 million, in UDI, at a fixed real interest rate of 5.80%. At December 31, 2014, the UDI-denominated notes were equivalent to Ps. 3,584 million and the amount in pesos was Ps. 1,185 million. Interest on these notes is paid semi-annually. We used approximately Ps. 2,339 million of the net proceeds from the issuance of these notes to prepay the earlier notes assumed in 2008. The remaining funds were used for the construction of the 54-kilometer expansion of the Kantunil-Cancun highway, which began full operations in September 2014.

On October 20, 2014, the Mayab Consortium entered into a U.S. $50 million working capital credit with Morgan Stanley, due on October 20, 2015. This facility includes a pledge over the Mayab Consortium shares and both EMICA and CONOISA act as guarantors.

Rio de los Remedios–Ecatepec

In February 2010, our subsidiary ANESA (formerly Viabilis) entered into a long-term financing agreement for the Rio de los Remedios-Ecatepec highway project with Banobras development bank. Currently, 12.65 kilometers are operational and toll revenues in 2014 were Ps. 228 million. The Ps. 3,000 million line of credit was applied to Phase 1 of the highway project. On April 15, 2010, ANESA made its first draw under this line of credit in the amount of Ps. 1,136 million. As of December 31, 2014, we have Ps. 2,944 million outstanding under this line of credit. This credit facility matures in 2027 and has a fixed interest rate of 7.8% plus applicable margin, which varies between 295 and 370 basis points over the term of the loan. Repayment of the loan is expected to occur over the final 14 years of its term; 70% of the loan will be subject to a fixed payment calendar while 30% is payable only to the extent cash is available from the highway project after the fixed-calendar payments are made. The financing agreement includes standard covenants and events of default applicable to ANESA, significantly, reporting obligations, conduct of business, compliance with laws, limitations on merger and acquisition transactions, limits on contracting additional debt or guarantees, limits on modification of construction contracts without the consent of the lenders and a prohibition on derivative transactions. The financing agreement does not include covenants or events of default related to financial ratios. We are in compliance with the terms of this contract.

The financing package with Banobras for the ANESA credit facility includes a joint and several guarantee of ANESA’s performance by Ingenieros Civiles Asociados, S.A. de C.V., our construction subsidiary, as well as a payment guarantee by our subsidiary CICASA, until operations of various phases of the highway begin. Additionally, our shares of ANESA are pledged to Banobras as collateral.

Palmillas–Apaseo el Grande toll road

In February 2013, our subsidiary Autovia Queretaro S.A. de C.V. entered into a long-term project financing agreement for the Palmillas – Apaseo el Grande toll road project with Santander, Banorte and Banobras. As of December 31, 2014, Ps. 1,908 million has been disbursed under the Ps. 5,450 million loan, which matures in 2023 and has a 28-day TIIE interest rate plus a rate of 2.75% during the life of the loan.

The financing has no parent guarantees.

Barranca Larga–Ventanilla

During 2012, our subsidiary Desarolladora de Infraestructura Puerto Escondido, S.A. de C.V., or DIPESA, entered into a facility in the amount of Ps. 1,368 million, which matures in November 2032. This facility is intended to be used to cover wholly or partially interest earned during the disposition period, the payment of fiduciary fees during the construction period, payment of credit fees as well as the hedging of the interest rates if generated, the payment of toll roads and the expenses associated therewith in the proportion to the loan, an advance on construction, the establishment of funds and the payment of the VAT. The senior loan accrues interest at the 28-day TIIE plus 3% and the subordinate loan has an interest rate of TIIE plus 5.5%. All of our shares in DIPESA are pledged under this facility. As of December 31, 2014 the amount outstanding under this facility was Ps. 737 million and the subordinated debt was Ps. 686 million.

Campus ICA

On December 20, 2013, our subsidiaries Promotora e Inversora ADISA, S.A. de C.V. and ICA Propiedades Inmuebles, S.A. de C.V. entered into a term facility with Deutsche Bank AB, London Branch to finance the renovation and construction of our corporate campus in Mexico City. The facility, which is divided into one U.S.$ 50 million tranche with a 3.5-year term and one Ps. 520 million tranche with a five-year term, accrues interest at rates based on LIBOR. The facility is guaranteed by a parent company through the transfer of the real property associated with the corporate campus to a guarantee trust. We have entered into a Cross Currency Swap in connection with this agreement and our effective rate is 5.16% with a 13.24 Mexican peso to U.S. dollar exchange rate.

Aak-Bal

On January 9, 2014, our subsidiary Promoción Inmobiliaria y Turística Champotón, S.A.P.I de C.V. entered into a term facility with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo to finance 19% of the initial development of a resort in Champotón, Campeche. The U.S.$ 22.84 million has a 10-year term and accrues interest at rates based on LIBOR. The facility is guaranteed by a parent company guarantee and a pledge on the real property associated with the resort development through a guarantee trust.

Debt of joint ventures and associated companies

Nuevo Necaxa–Tihuatlan

On June 2, 2008, our joint venture Auneti, which operates the Nuevo Necaxa—Tihuatlan toll highway concession, entered into a guaranteed multi-tranche loan due 2017 for the long-term financing of the construction of the Nuevo Necaxa—Avila Camacho segment of the Nuevo Necaxa—Tihuatlan highway in the amount of Ps. 6,061 million. The loan agreement consists of two tranches: (1) Tranche A provides a Ps. 5,510 million loan for a nine-year term to be used for the acquisition of the concession and its construction, and (2) Tranche B provides a Ps. 551 million support facility at the completion of construction, for a nine-year term, to be used for the payment of interest on Tranche A. Both tranches of the loan are without recourse to Auneti’s shareholders and were provided by Banco Santander, Scotiabank, Caixabank, S.A., Banobras, HSBC Securities (USA) Inc. and Dexia S.A. There is no parent company guarantee under this loan. We have entered into an interest rate swap in connection with this facility. As of September 2014, the project was fully operational and Ps. 5,109 million of the guaranteed multi-tranche loan had been disbursed.

Atotonilco

On August 16, 2010, we entered into an 18-year term loan agreement with Banobras development bank for Ps. 4,790 million. This facility has an interest rate based on 28-day TIIE depending plus a rate from 2.75% to 3.5% on the year in which the funds are effectively disbursed. The collateral for this loan includes a pledge on our shares of the project concessionaire. We have an interest rate swap in connection with this facility. In November 2014, we sold our share interest in Atotonilco to Promotora del Desarrollo de America Latina, S.A. de C.V. Under the terms of the transaction, we transferred our rights and obligations under the loan agreement with Banobras to the buyer.

El Realito

In March 2011, our affiliate Aquos el Realito S.A. de C.V. entered into a 18-year term financing agreement for the construction of the El Realito Aqueduct project, for which it holds a long-term service agreement, in an amount up to Ps. 1,319 million. As of December 31, 2014, our portion of the outstanding debt for the project was Ps. 571 million. This credit arrangement also contains certain financial ratios which will be required to be met upon commencement of operations of the project. A debt service coverage ratio less than 1.2 but greater than 1.18 will require us to increase our debt service reserve account. As of December 31, 2014, we were in compliance with this ratio. We have entered into an interest rate swap in connection with this agreement and our effective rate is 7.81%.

Agua Prieta

In March 2011, our affiliate Renova Atlatec S.A. de C.V., or Renova Atlatec, the holder of the long-term service agreement with the Jalisco State Water Comission (CEA) for the construction and operation of the Agua Prieta Waste Water Treatment Plant, entered into a 16-year term financing agreement for the construction of this project in the amount of Ps. 1,175 million. As of December 31, 2014, our portion of the outstanding debt for this project was Ps. 587.5 million. This loan is guaranteed by CONOISA’s shares in Renova Atlatec. The agreement also provides that the debtor must maintain a debt service coverage ratio of at least 1.02 to 1 during the operations phase. As of December 31, 2014, construction has been completed and the project commenced operations in November 2014. We have entered into an interest rate swap in connection and this agreement with our effective rate is 8.17%.

Autovia Urbana Sur

In May 2011, our affiliate Concesionaria Vial San Jeronimo-Muyuguarda, S.A., which holds the concession for the second level of a section of the Periferico Sur expressway in Mexico City, entered into a long term financing agreement for the project’s construction in the amount of Ps. 2,957 million. The loan has a term of 10 years and is secured by a pledge over our shares in the concessionaire. We have also entered into an interest rate swap in connection with this agreement. Under the terms of the Purchase Agreement, IDEAL assumed the obligations under the associated credit agreement. and interest rate swap. This agreement was closed in the fourth quarter of 2014.

Mitla–Tehuantepec

In September 2012, our affiliate Autovía Mitla Tehuantepec entered into a Ps. 6,320 million facility for the expansion and modernization of the Mitla-Tehuantepec highway. This facility has an interest rate at the 91-day TIIE plus 2.95%. The source of repayment for this facility is the revenue generated from the toll fees paid by users of the highway. As of December 31, 2014, the amount outstanding on this long term facility was Ps. 4,047 million and the subordinated debt was Ps. 1,006 million. The facility also includes a debt service coverage ratio requirement of not less than 1.2 which will be required to be met beginning upon operation of the project.

TUCA II

In July 2013, Tunel Diamante, S.A. de C.V., which holds the concession for a 7.54 km urban toll road in Acapulco, entered into a long term Ps. 850 million facility. The loan has a term of 20 years, with an interest rate at the 28-day TIIE plus 2.75%, and the source of repayment being the revenue granted from the toll fees. As of December 31, 2014, the amount outstanding on this long term facility was Ps. 374 million.

Other Debt

As of December 31, 2014, we had no other material outstanding long-term debt.

Derivative Financial Instruments

We enter into derivative financial instruments to reduce uncertainty on the return of our projects. From an accounting perspective, our derivative financial instruments can be classified as for hedging or for trading purposes. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates—Derivative Financial Instruments.” The decision to enter into a derivative financial instrument is linked, in most cases, to the financing for a project, because the uncertainties we seek to reduce result from fluctuations in interest rates and exchange rates relevant to the project’s financing. Our derivative financial instruments as of December 31, 2014 are composed of instruments that hedge interest rate and exchange rate fluctuations.

When financing for our projects is at a variable interest rate, we may enter into interest rate hedges. Our interest rate hedges can include swaps to reduce our exposure to volatility risks; these swaps convert the interest rate from variable to fixed. We may also enter into interest rate options that establish a maximum limit to the variable rate to cap financial costs. In 2014, we had interest rate swaps in connection with an Aeroinvest loan, the Rio Verde-Ciudad Valles highway, the La Piedad bypass and the Plamillas-Apaseo El Grande toll road.

We may enter into exchange rate hedges to reduce the foreign currency exchange rate risk where the currency used in the financing (and corresponding repayment) of the project is different from the currency in which we expect the project to incur labor, supply or other costs. In 2014, 2013 and 2012, we entered into foreign exchanges hedges and options in connection with our senior notes and loans of CICASA, ICASA, San Martin, Aeroinvest and ICAPLAN.

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

When assessing the potential use of derivatives to hedge financial market risks, we perform sensitivity analyses of possible outcomes of alternative derivative instruments to help us evaluate the economic efficiency of each alternative available to us to hedge the risk. We compare the terms, obligations and conditions to choose which alternative best suits our strategy. Once we enter into a derivative, we conduct effectiveness tests with the help of expert appraisers to determine its accounting treatment. See “Item 5. Operating and Financial Review and Prospects —Operating Results—Critical Accounting Policies and Estimates—Derivative Financial Instruments.”

Other Derivatives

In the second half of 2010, we entered into cross-currency swap transactions in order to mitigate our interest and exchange rate exposure in the Eastern Discharge Tunnel project to hedge prices of the tunnel boring machines used in this project. As of December 31, 2014, the fair value of these instruments is Ps. 1 million. These instruments are classified as hedging contracts for accounting purposes.

In February 2011, we entered into four coupon-only swaps to hedge our foreign currency interest payment exposure related to our U.S.$ 500 million senior unsecured notes. For more information on our senior unsecured notes, see “Item 5. Liquidity and Capital Resources—Indebtedness—Empresas ICA.” The fair value as of December 31, 2014 of these swaps is Ps. 395.5 million. These instruments are classified as hedging contracts for accounting purposes.

In August 2012, we entered into three coupon-only swaps to hedge our foreign currency interest payment exposure related to our then U.S.$ 350 million senior unsecured notes. The fair value as of December 31, 2014 of these swaps is Ps. 76.7 million. These instruments are classified as hedging contracts for accounting purposes.

In May 2012, we, as buyer, signed a contract with Banco Santander, as seller, for a purchased call to give us the right to purchase 22,280,100 of our own shares at an average strike price of Ps. 24.99, maturing on August 21, 2013. On the same date, we signed another contract with Banco Santander for a written put, allowing Santander to put to us the same number of shares at the same average strike price and same maturity. Settlement of both the call and the put were physical or in cash. In August 2013, the instrument was restructured. The modification consisted of an extension of the term of the instrument until February 2014 and a change in the strike price in 2014, upon determining that certain amounts recognized through equity during 2012 and 2013 should have been recognized either through results or as an asset or liability, we adjusted our accounting treatment of this instrument to account for it as one synthetic forward. Beginning in November 2013 and until February 2013, we fully exercised the instruments, repurchasing 22,013 of our own shares, resulting in a net gain of Ps. 77 million (Ps. 23 million in 2013 and Ps. 54 million in 2014). See Note 26 to our consolidated financial statements.

During 2012 and 2013 we entered into a series of cross currency swaps, forwards and options in connection with certain indebtedness incurred by CICASA, our Civil Construction sub holding company, ICASA, Aeroinvest, San Martin, with combined notional amounts of U.S.$ 130 million, 136 million Peruvian New Soles and Ps. 3.1 million. See Note 22 to our consolidated financial statements.

During 2013 we entered into two interest rate swaps (exchanging variable or floating rates for fixed rates): in our Concessions segment in connection with the project Pamillas with a notional amount of Ps. 1,006 million, and Aeroinvest loan with a notional amount of Ps. 750 million.

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

In June 2014, our subsidiary ICAPLAN entered into a second cross currency swap in order to mitigate the fluctuation in exchange rates and interest rates related to a dollar-denominated, variable rate bridge loan. The fixed exchange rate is Ps. 13.07 per U.S. dollar with a floating rate at the 28-day TIIE, plus a 8.69% spread. The primary position related to this instrument is dollar-denominated debt bearing interest at LIBOR.

In July 2014, our subsidiary ICAPLAN entered into a zero-strike equity instrument with Credit Suisse, which consisted of(i) a debt transaction with a notional amount of Ps. 203 million and monthly payment obligations, and (ii) an option over 11,966,716 of our shares, to be settled in cash similar to a European-style collar with a zero cost premium. The option has a call at Ps. 28.2776 and a put at Ps. 18.8517. The debt portion has a termination date of December 8, 2015. The equity option has six possible expiration dates in 2015: October 27, November 7, November 10, November 17, November 24 and December 1.

On March 26, 2015, we unwound two of five derivatives entered into in connection with the U.S.$700 million in notes issued by EMICA in May 2014—a U.S.$ 200 million derivative with Morgan Stanley and a U.S.$ 200 million derivative instrument with Santander—and executed two new derivative instruments to replace the original instruments. As part of this transaction, EMICA liquidated a portion of the positive mark-to-market values held by the two derivatives in order to obtain a significant amount of liquidity. Subsequently, we executed new contracts for each of the original derivatives under which new terms were applied. In connection with the new U.S.$ 200 million Morgan Stanley derivative instrument, EMICA also purchased U.S.$ 1.5 million in long put options with a floor rate of Ps. 14.00 per U.S. dollar.

The new U.S.$ 200 million Morgan Stanley derivative retained the same termination date and the fixed coupon rate as the original contract, while the exchange rates were adjusted. The new derivative settled with an exchange rate of P.s. 14.60 per U.S. dollar, as compared to Ps. 12.884 per U.S. dollar for the original derivative.

The new U.S.$200 million Santander derivative retained the same the termination date, but the exchange rate and the coupon rates were modified. The new derivative settled with an exchange rate of Ps. 13.984 per U.S. dollar with a Party A Fixed Rate of 8.875% and Party B Fixed Rate of 9.83%, as compared to Ps. 12.884 per U.S. dollar with a Party A Fixed Rate of 8.875% and Party B Fixed Rate of 9.43% in the original derivative.

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

In recent years, our liquidity has also been adversely affected by the length of our average collection period for accounts receivable. Our average collection period for accounts receivable considered net of value-added tax was 269 days as of December 31, 2014, which is a 11% decrease from 301 days as of December 31, 2013, primarily as a result of an increase in the volume of our sales. See note 7(b) to our consolidated financial statements.

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

        F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity.

As of December 31, 2014, the scheduled maturities of our contractual obligations were as follows:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(Millions of Mexican pesos)
Long-term debt obligations(1)	Ps. 50,912	Ps. 2,204	Ps. 8,492	Ps. 1,936	Ps. 38,280
Notes payable	4,329	4,329	—	—	—
Fixed interest(2)	32,862	3,264	6,187	5,681	17,730
Variable interest(3)	3,950	719	914	485	1,832
Operating and financial leases obligations	2,574	1,202	873	171	328
Master development programs(4)	658	658	—	—	—
Seniority premiums	715	167	75	100	373

Total	Ps. 96,000	Ps. 12,543	Ps. 16,541	Ps. 8,373	Ps. 58,543

(1)	Amounts before commission and issuance cost of Ps. 1,463.
(2)	Fixed interest rates range from 0.63% to 13.2%.
(3)	Variable interest rate was estimated using the following ranges: 1.18% (LIBOR plus spread) to 8.32% (LIBOR plus spread); and 4.82% (TIIE plus spread) to 9.32% (TIIE plus spread). When calculating variable interest rates, we used LIBOR and TIIE as of December 31, 2014.
(4)	In 2015, the fifth year of our current master development program, we expect to conduct a negotiation with the Ministry of Communications and Transportation to determine the new master development program’s commitments for the subsequent five years.

As of December 31, 2014, the scheduled maturities of other commercial commitments were as follows:

	Amount of Commitment Expiration per Period
Contractual Obligations	Total Amounts Committed		Less Than 1 Year		1-3 Years	4-5 Years	Over 5 Years
	(Millions of Mexican pesos)
Standby letters of credit	Ps.	5,451	Ps.	5,451	Ps. —	Ps. —	Ps. —
Guarantees(1)		23,482		22,856	626	—	—

Total commercial commitments	Ps.	28,933	Ps.	28,307	Ps. 626	Ps. —	Ps. —

(1)	Consist principally of bonds delivered to guarantee bids, advance payments and performance.

Item 6.	Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

Management of our business is vested in our Board of Directors. Our bylaws provide that the Board of Directors will consist of the number of directors elected by our shareholders at the annual ordinary general meeting. In September 2006, our bylaws were amended to comply with the Mexican Securities Market Law in effect since June 2006. See “Item 6. Directors Senior Management and Employees—Board Practices.” Our current Board of Directors was elected on April 23, 2015 in three classes, with terms designed to provide a transition to the staggered term arrangement provided by the bylaws. The President of the Board of Directors must be a Mexican national. The Board of Directors currently consists of 12 members. As of April 23, 2015, seven of our directors are independent directors within the meaning of the Mexican Securities Market Law. The directors are as follows:

Name	Position	Years as Director	Age
Bernardo Quintana I.(1)	Chairman	38	74
Jose Luis Guerrero Alvarez(2)	Director	26	72
Diego Quintana Kawage(3)	Director	9	45
Alonso Quintana Kawage(1)	Director	8	42
Fernando Flores y Perez(3)(4)(5)	Director	8	70
Elsa Beatriz Garcia Bojorges(1)(4)(5)(6)	Director	7	49
Salvador Alva Gomez(2)(4)(5)	Director	6	65
Margarita Hugues Velez(1)(4)(5)	Director	6	50
Ricardo Gutierrez Munoz(2)(4)(5)	Director	3	73
Carlos Guzman Bofill(3)(4)(5)	Director	3	66
Eduardo Revilla Martinez(2)	Director	3	54
Bernardo Sepulveda Amor(1)(4)(5)(7)	Director	0	74

(1)	Director whose term expires on April 30, 2018.
(2)	Director whose term expires on April 30, 2016.
(3)	Director whose term expires on April 30, 2017

(4)	Independent directors within the meaning of the Mexican Securities Market Law.
(5)	Independent directors within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.
(6)	Audit committee financial expert, within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002.
(7)	Director as of April 23, 2015. Previously served as director for seven years from 1998 to 2004.

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

Dr. Jose Luis Guerrero Alvarez has been a member of our Board of Directors since 1990, and was our Chief Executive Officer and Executive Vice President from January 2007 to June 2012. Dr. Guerrero was previously our Chief Financial Officer and Executive Vice President. Between 1972 and 1979, he held positions as Planning Director of Combinado Industrial Sahagun, Technical Director at Roca Fosforica Mexicana, and Technical Planning and Development Submanager at the Lazaro Cardenas Las Truchas steel plant. He also worked at Wichman Wimet, Conventry (United Kingdom), Fabricas Automex and Industria del Hierro. Dr. Guerrero holds an degree in mechanical and electrical engineering from the Universidad Nacional Autonoma de Mexico, or UNAM, a diploma D’Ingenieur from the Institut Superieur des Materiaux et de la Construction Mechanique of Paris, France, an M.S. and a Ph.D. in Engineering from the University of Illinois at Urbana-Champaign, and has attended various executive courses at Harvard University, Stanford University, the University of Pennsylvania, the Instituto Tecnologico Autonomo de Mexico, or ITAM, and the Instituto Panamericano de Alta Direccion de Empresa, or IPADE. Dr. Guerrero has been a professor in Materials Science in the Engineering School of UNAM and a professor of Finance at IPADE. In addition to being a member of our Board of Directors, Dr. Guerrero is also the Chairman of the Board of GACN, an independent member of the Board of Directors of the Mexican Stock Exchange, as well as the Chairman of its Supervisory Committee, and a member of the board of directors of Enova Endevour, EXI fund and Murguia Consultores. He is also a former member of the board of directors of Banco Nacional de Mexico.

Alonso Quintana Kawage is Chief Executive Officer, head of the Executive Committee, and a member of our board of directors. Mr. Quintana originally joined ICA in 1994 and has served in ICA’s Industrial Construction , Civil Construction, and lnfrastructure divisions. From 2007 to 2011 he was Chief Financial Officer, and during 2011- 2012 he was Chief Operating Officer. He became CEO in July 2012. Mr. Quintana is a civil engineering graduate of the Universidad Iberoamericana and has an MBA from the Kellogg School of Management of Northwestern University.

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

Fernando Flores y Perez has been a member of our Board of Directors since 2008. Mr. Flores is presently founding partner of EFE Consultores, S.C. Mr. Flores also worked for the administration of President Vicente Fox until December 2006 as General Director and Chairman of the board of the Mexican Institute of Social Security (Instituto Mexicano del Seguro Social). He also was Undersecretary of the Ministry of Labor, Safety and Preventative Social Planning. He was CEO for Aerovias de Mexico and CEO and Chairman of Compañia Mexicana de Aviacion (MEXICANA). Currently, he is the President and CEO of Transportes Aeromar, and Chairman of the National Chamber of Air Transportation. Mr. Flores holds a law degree from the Universidad Iberoamericana and studied business administration at the same university.

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

Salvador Alva Gomez has been a member of our Board of Directors since April 2010. Mr. Alva holds a chemical engineering degree from UNAM and an MBA from the Universidad de las Americas, or UDLA, in Puebla, Mexico. Over his 24 years at PepsiCo, he was a member of its Executive Committee and was its President for Latin America. Currently he is President of Tecnologico de Monterrey System. He currently sits on the boards of Endeavor and Tecnologico de Monterrey.

Margarita Hugues Velez has been a member of our Board of Directors since April 2010. Ms. Hugues holds a law degree from the Universidad Panamericana in Mexico City. Until 2013 she was the Vice President of Legal and Corporate Affairs and Secretary to the board of directors of Grupo Modelo, S.A.B. de C.V., or Grupo Modelo, the leading beer manufacturer in Mexico and the seventh largest in the world. Prior to joining Grupo Modelo, Ms. Hugues was a project finance and corporate attorney at Galicia y Robles, S.C. in Mexico City and at Hunton & Williams in Washington D.C.

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

Carlos Guzman Bofill joined our Board of Directors in April 2013. Mr. Guzman holds a degree in chemical engineering from the Universidad Iberoamericana in Mexico. Additionally, he has a M.SC. in chemical engineering from Massachusetts Institute of Technology as well as an MBA from Stanford University. Mr. Guzman also spent one year in a fellowship partner program at Harvard University. From 2010 to 2012 he was the CEO of Pro-Mexico. From 2000 to 2010 Mr. Guzman was the CEO of HP Mexico. He has been the National President for the Mexican Association for the Information Technology Industry, Vice President of the Executive Council of Global Companies in Mexico, Director of Market Development for HP Mexico and the Director of Strategic Planning for Alfa Division Acero.

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

Bernardo Sepulveda Amor, joined our Board of Directors in April 2015. Ambassador Sepulveda served as a Member of the International Court of Justice in the Hague from 2006 to 2015, and was appointed its Vice President for 2012 to 2015. He also was a member of the International Law Commission of the United Nations. He was previously Mexico’s Secretary of Foreign Affairs, Ambassador of Mexico to the United States and to the United Kingdom. Mr. Sepulveda holds a degree in Law, magna cum laude from the Universidad Nacional Autonoma de Mexico, or UNAM and an L.L.M. in International Law from Cambridge University. He was a professor of International Law at the Colegio de Mexico for almost 40 years. He has been awarded Spain’s Principe de Asturias, a decoration to individuals, entities or organizations from around the world who make notable achievements in the sciences, humanities, and public affairs. Likewise, Mr. Sepulveda awarded the International Public Administration Award and the National Jurisprudence Award. He was ICA’s General Counsel from 1997 to 2005.

Our executive officers currently are as follows:

Name	Current Position	Years as Executive Officer
Alonso Quintana Kawage	Chief Executive Officer	9
Diego Quintana Kawage	Executive Vice President, Airports, Homebuilding, Real Estate and Strategic Alliances	9
Victor Bravo Martin	Chief Financial Officer	7
Rodrigo Quintana Kawage	General Counsel	7
Porfirio Gonzalez	Divisional Director, Airports; Chief Executive Officer of GACN	5
Carlos Benjamin Mendez Bueno	Vice President, Concessions	9
Ruben Lopez Barrera	Vice President, Strategic Planning, Business Development and International	6
Luis Horcasitas Manjarrez	Vice President, Civil Construction	6
Juan Carlos Santos	Divisional Director Industrial Construction	7

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

Carlos Benjamin Mendez Bueno has been the Divisional Director of our Concessions segment since January 2007.Currently, he is Executive Vice President of the Concessions segment and Vice President of the Mexican Chamber of the Construction Industry. Mr. Mendez is a civil engineer with a bachelor’s degree from UNAM. He has participated in various postgraduate studies such as “Strategic Planning” at the University of Pennsylvania’s Wharton School, “Certification in Project Administration” from the International Institute of Learning and “Advanced Management Program (AD2)” from IPADE. He has been with us since 1975 and has held various management and senior management positions within civil construction, international projects and infrastructure. Mr. Mendez is a member of the alumni association of the Engineering School at UNAM, and was the Vice President for Industrial Relations, Representation, and Management of the Mexico City delegation to the Mexican Construction Industry Chamber until 2008. He was also a board member of the Mexican Road Association, or AMC, and represented ICA before the International Road Federation’s Executive Officers. He now represents Mexico before the World Road Association, or PIARC, in the field of Road Tunnels Operation.

Victor Bravo Martin has been our Chief Financial Officer since July 1, 2011. He previously served as Divisional Director of our Airports segment and Chief Executive Officer of GACN. Mr. Bravo has more than 27 years of professional experience at ICA. Additionally, he served as GACN’s Chief Financial Officer from March 2006 to July 2009. Prior to joining GACN, he served in various capacities with us from 1987 to 2006, including Corporate Finance Director, Project Finance Director, Corporate Finance Analysis Manager and Corporate Economic Analysis Manager. Mr. Bravo holds a B.S. in economics from the Instituto Tecnologico y de Estudios Superiores de Monterrey, a diploma in finance from the Instituto Executivo Tecnologico Autonomo de Mexico, and an M.B.A. from the Leonard N. Stern School of Business at New York University and the Manchester University School of Business. Mr. Bravo also has a degree from the Advanced Direction of Companies program at the IPADE Business School, and various executive courses including human resources, operations and strategic planning.

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

Porfirio Gonzalez has more than 15 years professional experience in the airport industry. He has been GACN’s Chief Executive Officer since July 2011. From 2006 through June 2011, he was GACN’s director of airports. In that position, he was responsible for the relationships of GACN and the airports with federal, state and local authorities. He also oversaw and coordinated the airport consultative councils of all 13 airports. These councils bring together airport managers, airlines, other airport service providers and governmental authorities to ensure effective airport operation. From 1998 to 2006, Mr. Gonzalez served as the director of the business division, sub-director of operations and development, and manager of the Monterrey International Airport. Prior to joining us he served in various capacities in the Mexican federal government and the state government of Nuevo Leon, including as General Director of Tourism. Mr. Gonzalez holds a B.S. in civil engineering from the Universidad Autonoma de Nuevo Leon. He has also completed various specialization courses in the areas of airports, safety and security, finance, management and human resources.

Juan Carlos Santos has been our Divisional Director of Industrial Construction since 2007. He first joined ICA in 1992, and has served as an alternate member of our Board of Directors, Project Manager for several plants, including the first liquefied natural gas terminal in Mexico, in Altamira, Tamaulipas, and the Director of Projects for ICA Fluor. Previously, he was the contracts and project controls manager for the Cantarell project, the largest nitrogen injection plant in the world. Mr. Santos is a civil engineering graduate of UNAM and is certified as a Project Manager Professional by the Project Management Institute. He also holds a master’s degree in business administration from Georgetown University in Washington, D.C.

On March 18, 2015, we announced organizational and management changes. Effective June 1, 2015, Victor Bravo Martin will serve as Vice President of Concessions, Carlos Benjamin Mendez Bueno and Luis Horcasitas

Manjarrez will serve as Executive Vice Presidents, and Gabriel de la Concha Guerrero will serve as Chief Financial Officer. Also effective June 1, 2015, Prospero Antonio Ortega Castro will serve as Vice President of Risk and Administration, Jorge A. Degaldo Ramirez will serve as Vice President of Construction and Ignacio Cano Cervantes will serve as Vice President of Human Resources.

Since July 1, 2011, an Executive Committee headed by Mr. Alonso Quintana Kawage has coordinated our operations across our various business divisions. The members appointed to our Executive Committee as of the date of this report are as follows:

Name	Current Position

Alonso Quintana Kawage	President

Diego Quintana Kawage	Executive Vice President, Airports and Strategic Alliances

Carlos Benjamin Mendez Bueno	Vice President, Concessions

Luis Horcasitas Manjarrez	Vice President, Civil Construction

Ruben Lopez Barrera	Vice President, Strategic Planning, Business Development and International

B. COMPENSATION

For the year ended December 31, 2014, the aggregate compensation of our directors and executive officers paid or accrued in that year for services in all capacities was approximately Ps. 236 million. In 2014, we paid management and non-management directors Ps. 50 thousand net of taxes for each board meeting, Corporate Practices, Finance, Planning and Sustainability Committee meeting or Audit Committee meeting they attend. As of April 23, 2015, we pay Ps.60 thousand, net of taxes to management and non-management directors for each board meeting and Ps.60 thousand net of taxes to the chair of each meeting. Additionally, we pay non-management directors Ps. 5 thousand per hour for work related to their duties on our board or on either committee. We also paid the Chairman of our Board of Directors approximately Ps. 10 million net of taxes in 2014.

Management Bonuses

Performance bonuses are paid to eligible members of management by the subsidiaries that employ them.

Our Corporate Practices Committee determines the bonuses for senior and middle management. Through April 9, 2014 the Corporate Practices, Finance, Planning and Sustainability Committee determined compensation for executive officers and the Chief Executive Officer. As of April 9, 2014, our shareholders approved the restructuring of the Corporate Practices, Finance, Planning and Sustainability Committee, dividing its responsibilities into two committees, the Corporate Practices Committee and the Finance, Planning and Sustainability Committee. The Corporate Practices Committee will determine the compensation of executive officers and the Chief Executive Officer. We have adopted the following policies regarding the calculation of the performance bonus:

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

Prior to their expiration on April 29, 2010, 113,485 options (on a post-reverse split basis) were exercised at a weighted average exercise price of Ps. 22.50. As of December 31, 2014, we had no stock options outstanding.

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

For the year ended December 31, 2014, the present value of funded defined benefit obligation is Ps. 1,103 million.

In 2013, we also established a voluntary retirement plan for personnel over 60 with more than 10 years of service to the company.

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

Board Practices

In response to the enactment of the Mexican Securities Market Law, our Board of Directors established a Corporate Practices Committee, which was replaced by the Corporate Practices, Finance, Planning and Sustainability Committee on April 24, 2009. On April 9, 2014, the annual shareholders meeting approved the division of the Corporate Practices, Finance, Planning and Sustainability Committee into two Board committees: the Corporate Practices Committee, with its duties set forth in Section I of Article 42 and other applicable provisions of the Mexican Securities Market Law, and the Finance, Planning and Sustainability Committee. The duties of the Corporate Practices Committee include providing an opinion on the nomination of the chief executive officer, assessing the performance of our senior management, providing an opinion on related-party transactions and compensation proposals for senior management and reviewing certain exempted actions of the Board of Directors. The duties of the Finance, Planning and Sustainability Committee include proposing general guidelines for creating and monitoring compliance with our strategic plan, providing an opinion on investment and financing policies proposed by our chief executive officer, providing an opinion on the assumptions in the annual budget and monitoring application of the budget and our control system, and evaluating risk factors that affect us and our mechanisms for controlling risk. As of April 23, 2015, Fernando Flores y Perez is chairman of both the Corporate Practices Committee and the Finance, Planning and Sustainability Committee. Each member’s term on either committee runs concurrently with such member’s term on our Board of Directors. All members of either committee are independent directors as such term is defined in the Mexican Securities Market Law, and Mrs. Margarita Hugues, Mr. Salvador Alva, Mr. Ricardo Gutierrez Munoz, and Mr. Carlos Guzman Bofill are independent directors as such term is defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.

The Mexican Securities Market Law requires that the Audit Committee be responsible for the duties set forth in Section II of Article 42 and other applicable provisions of the Mexican Securities Market Law. Such duties include evaluating our independent auditor, reviewing the audit report, opinion, and other documents prepared annually by the independent auditor, informing the Board of Directors of the quality of and any deficiencies in the company’s internal control mechanisms and regarding internal audits of the company or entities controlled by the company. As of April 23, 2015, the members of the Audit Committee were Elsa Beatriz Garcia Bojorges, as chairman, and Margarita Hugues Velez and Fernando Flores Perez, each of whom were independent as such term is defined in the Mexican Securities Market Law and in Rule 10A-3 under the Exchange Act. Each member’s term on the Audit Committee runs concurrently with such member’s term on our Board of Directors.

Both of the above committees are empowered to call shareholders’ meetings and hire independent counsel and other advisors, as they deem necessary to carry out their duties, including, in the case of the Corporate Practices Committee, the review of related-party transactions.

D. EMPLOYEES

As of each of the three years ended December 31, 2014, 2013 and 2012, we had approximately 31,302, 31,982 and 34,363 employees, respectively, approximately 41%, 39% and 33% of whom were permanent employees, respectively. The number of temporary employees employed by us varies significantly and is largely dependent on the level of our construction activities.

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

E. SHARE OWNERSHIP

As of December 31, 2014, Mr. Bernardo Quintana and members of his immediate family, including our directors Alonso Quintana Kawage and Diego Quintana Kawage and our general counsel Rodrigo Antonio Quintana Kawage, may be deemed to have had beneficial ownership of 47,185,623, or 7.7%, of our outstanding shares (excluding shares owned through the management trust). Through the management trust they hold 6,264,093 shares, or 1.0%, for a total of 53,450,237, or 8.8%, of our outstanding shares. Additionally, as of December 31, 2014, the following of our directors or officers each beneficially owned shares (other than shares owned through the management trust) totaling no more than 1% of any class of our capital stock: Jose Luis Guerrero Alvarez, Carlos Benjamin Mendez Bueno, Victor Bravo Martin, and Salvador Alva Gomez. None of our directors or officers has voting rights different from other shareholders, other than, as applicable, rights as a participant in the management trust or fundacion trust described below and rights of the position of director and/or officer.

Item 7.	Major Shareholders and Related Party Transactions

A. MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the ownership of outstanding shares as of December 31, 2014.

Identity of Person or Group	Amount Owned	Percentage(1)
Bernardo Quintana I(2)	47,185,623	7.7%
Management Trust	24,014,415	3.9%
Foundation Trust	8,343,608	1.4%

(1)	For all percentages, based upon 615,815,335 shares outstanding as of December 31, 2014.
(2)	Reflects shares owned directly by Mr. Quintana and his family, including Alonso Quintana Kawage, Diego Quintana Kawage and Rodrigo Antonio Quintana Kawage, and not through the management trust.

The major shareholders, as set forth in the table above, do not have voting rights different from other shareholders, other than Mr. Quintana’s rights as a participant in the management trust and foundation trust described below and as a member of our Board of Directors.

Our shares are the only class of security we offer in Mexico. We have no information as to the number of record holders in Mexico. At December 31, 2014, 179,582,392 shares, or 29.1% of shares outstanding, were held in the form of CPOs, which have limited voting rights. See “Item 9. The Offer and Listing—Trading—Limitations affecting ADS Holders and CPO Holders.” As of December 31, 2014, 10.5% of our outstanding shares were represented by 16,119,217 ADSs representing four of our shares each, and such ADSs were held by 52 record holders with registered addresses in the United States. Because certain of the ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial holders. See “Item 9. The Offer and Listing—Trading.

Our directors and executive officers, as a group, beneficially own approximately 71,726,346 shares (11.7% of the shares outstanding). A portion of the shares beneficially owned by our directors and executive officers (collectively, approximately 3.9% of the shares outstanding), are owned through a trust, referred to as the management trust. The technical committee of the management trust, which consists of members of our Board of Directors, has broad discretionary authority over the corpus of this trust, including voting power over the shares contained therein and the conditions governing withdrawal of such shares.

In April 2011, pursuant to the Mexican Securities Market Law, we announced that we had acquired 7,545,300 of our shares outstanding using the reserve for share purchases, at an average price of Ps. 26.47 per share, for an amount of Ps. 200 million. As part of our employee stock plan, 3,781,275 of these shares were transferred to the management trust at an average price of Ps. 28.05 per share.

In May 2012, pursuant to the Mexican Securities Market Law, we announced that we had acquired 4,207,000 of our outstanding shares using the reserve for share repurchases at an average price of Ps. 23.93 per share and at a total purchase price of Ps. 101 million. As part of our employee stock plan, 6,885,385 of these shares were transferred to the management trust at an average price of Ps. 20.65 per share.

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

In 1992, members of management donated 10% of their then-owned shares to Fundacion ICA, a non-profit organization formed to fund research and education activities in Mexico. In addition, certain former members of management donated 20% of their shares to Fundacion ICA. Fundacion ICA’s shares are held by a trust, which we refer to as the foundation trust. We are entitled to appoint two of the five members of the foundation trust’s technical committee, while the remaining members are independent from us. Any disposition of the shares held by the foundation trust requires the approval of more than a simple majority of such technical committee and, therefore, may require approval of our representatives on this committee. Under the terms of the foundation trust, the shares held by Fundacion ICA, which, as of December 31, 2014, represented approximately 1.4% of the shares outstanding, are required to be voted in the manner specified by a majority of the technical committee. The Quintana family controls the vote of the foundation trust.

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

Aqueduct II Water Supply System in Querétaro

As a result of the construction of the Aqueduct II water supply system in Querétaro, Mexico, a series of disputes arose with our client, the Querétaro State Water Commission (“CEAQ”), over an increase that occurred during construction in the costs of certain construction materials as compared to the original budget. On December 19, 2013, we filed a formal payment request with the CEAQ through a notary public. As of the date of this filing of this report, the CEAQ has not responded to the payment request.

In April 2014, we filed a lawsuit against the CEAQ claiming Ps.474 million with the Civil District Judge in Querétaro. The judge subsequently ruled that the lawsuit was outside of his jurisdiction and should be sent to the administrative court. Our concessionaire subsidiary, SAQSA filed an appeal in December 2014. Based on the terms established in one of the amendment agreements to the contract, the court hearing the appeal held that the lawsuit is a civil rather than administrative matter and that it should be heard by a district judge in the Federal District. The court also held that the complaint and its exhibits be returned to SAQSA. In November 2014, we re-filed the lawsuit, which was sent to the Seventh Civil District Court of the Federal District. In December 2014, the Court served a summons to CEAQ, Banobras development bank and one of the two supervisory companies.

Puebla Collector Road

Through the State Infrastructure Department, the Puebla State Government issued an invitation to submit bids for a project to modernize the Collector Road of the México – Puebla Highway and the Santa Ana – Chiautempan Highway. The original contract amount was Ps.670 million, but the project was completed for a total of Ps.1,119 million, resulting in a difference of approximately Ps.450 million receivable by ICA.

Our work performance program and work scope were adversely affected by numerous factors that generated additional unanticipated costs for us during project construction, including the following:

1.	Certain real property required for execution of the project were not released by the Puebla State Government;

2.	The project design was modified;

3.	We incurred extraordinary expenses to obtain the necessary right-of-way, and

4.	Social objections delayed the agreed program.

On December 5, 2013, a formal payment request was issued to the Puebla State Infrastructure Department, which did not respond. Consequently, on August 22, 2014, we filed a claim for Ps.472 million with the local courts of Puebla State.

We do not believe that a material loss is probable in this matter, but anticipate that the recovery process will take more than 12 months.

ICAMEX – TERMOTÉCNICA

There are two proceedings involving the ICAMEX-TERMOTECNICA Consortium.

Tax liability process involving ICAMEX – TERMOTÉCNICA based on the contract executed with ECOPETROL.

On July 27, 2012, the General Controllership of the Republic of Colombia notified the ICAMEX – TERMOTÉCNICA Consortium, of which we hold a 50% interest, and its contracting party, Empresa Colombiana de Petróleos ECOPETROL, S.A., of the initiation of a tax liability process arising out of an oil spill that occurred on December 11, 2011 following the breakage of section 231+080 of the Caño Limón—Coveñas oil pipeline, which led to environmental damage. This spill occurred within the jurisdiction of the Municipalities of Chinácota, Los Patios and Cúcuta in the Northern Department of Santander and involved the loss of 3,267 barrels of oil at the accident site.

The aforementioned Controllership has applied a tax liability of approximately U.S.$19.5 million to the Consortium due to the Consortium’s alleged gross negligence. We are currently waiting for a date to be set to conclude the submission of evidence and proceed with the closing arguments.

We do not believe a material loss is probable in this matter.

Petition for direct reparations filed by Corporación Autónoma Regional de la Frontera Nororiental (“CORPONOR”) against the ICAMEX – TERMOTÉCNICA Consortium.

On September 28, 2012, CORPONOR notified the ICAMEX – TERMOTÉCNICA Consortium of a request for an out-of-court settlement to claim direct reparations from the Consortium and Empresa Colombiana de Petróleos ECOPETROL, S.A. for the environmental damage caused by the oil hydrocarbon spill that occurred at the Caño Limón—Coveñas oil pipeline. The claims filed by CORPONOR to return the ecosystem to its pre-spill condition total approximately U.S.$ 18.5 million. CORPONOR informed the involved parties that an out-of-court settlement hearing would be held on November 7, 2012. However, as an agreement was not reached at this hearing, CORPONOR had the right to file a legal action against the ICAMEX – TERMOTÉCNICA Consortium. Consequently, on December 9, 2013, CORPONOR filed a petition for direct reparations with the Administrative Court of Northern Santander against Ecopetrol and the ICAMEX – TERMOTÉCNICA Consortium, which was admitted by court order on March 5, 2014. The ICAMEX – TERMOTÉCNICA Consortium is currently preparing a response to this petition, together with the respective exceptions list.

We do not believe a material loss is probable in this matter.

We have not received any indication of a significant legal contingency for either of the two proceedings described above. For this reason, our financial statements do not include a provision for either proceeding.

We expect that the relevant judicial authority of Colombia will need to determine which of the two lawsuits—the one initiated by the General Controllership of the Republic of Colombia or that the one filed by CORPONOR—will proceed, due to the fact that both proceedings address the same issue, the oil spill at the Caño Limón—Coveñas oil pipeline.

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

Pursuant to the terms of the Conciliation Agreement, we paid the equivalent of U.S.$ 5.8 million in Colombian Pesos to the IDU on March 28, 2014, and the IDU filed its full dismissal to all related proceedings, and as of the date of this filing, only one of IDU’s request for dismissal remained pending to be resolved by the tribunal.

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

In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or otherwise adverse to GACN, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, which we believe the terms of its concessions would require, our concession to operate the Ciudad Juarez Airport would terminate. In 2014, the Ciudad Juarez International Airport represented 4.4% of GACN’s consolidated revenues. Although we believe and have been advised by the Ministry of Communications and Transportation that under the terms of GACN’s concessions the termination of its Ciudad Juarez concession would not affect the validity of its remaining airport concessions and that the Mexican federal government would be obligated to indemnify GACN against any monetary or other damages resulting from the termination of its Ciudad Juarez concession or a definitive resolution of the matter in favor of the plaintiffs, we cannot assure you that we would be so indemnified. For this reason, our financial statements do not include a provision for this litigation.

We do not believe a material loss is probable in this matter.

Claims against the Panama Canal Authority

We filed a claim against the Panama Canal Authority, or ACP, regarding monetary damages from additional work outside the scope of the original contract that the consortium was required to perform as a result of unforeseen geological conditions found during the execution of the PAC-4 project. The amount of the claim is approximately U.S.$ 23 million. On July 19, 2013, we filed an arbitration demand before the Panamanian Conciliation and Arbitration Center. The panel was constituted in August 2013 and preliminary hearings were held. Upon the parties’ request, the arbitration was stayed to allow the parties to negotiate. On June 30, 2014, the parties reached an agreement in which additional payments were recognized by the ACP, and a 651 day extension of time for completion was permitted.

As of the date of this filing, this proceeding is considered to be completed.

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

In December 2012, the consortium filed a claim against Mexico City’s government, its Ministry of Works and Services and Mexico City’s Subway Project Office. The consortium claimed a payment for additional and extraordinary work performed outside the scope of the original agreement as well as fees and financial expenses. The amount of the original claim was Ps. 3,835 million, of which approximately Ps. 3,186 million was due to us. On April 23, 2013, the judge ordered, without reviewing the merits of the case, that the parties engage in a non-judicial contractual conciliation process without prejudice to the parties’ rights to re-file the claims.

On December 13, 2013, the parties agreed in the conciliation process in a joint proposal presented to the Mexico City Internal Control Authority, that both sides would be bound by an expert opinion on all technical and administrative matters. The expert was jointly nominated by our consortium and the client. On January 16, 2014, an expert opinion was issued confirming that additional work outside the scope of the contract had been performed, in the amount of Ps. 2,248 million.

Notwithstanding the expert’s opinion, Mexico City’s government subsequently disavowed the expert opinion. The conciliation process concluded without compliance with the agreed resolution, allowing each party to enforce its claims before competent courts located in Mexico City. We are engaged in litigation to enforce our rights both under the technical opinion rendered by the expert and for our other claims related to financial costs in the amount of Ps. 398 million, for a total amount claimed of Ps. 2,691 million. We believe that a favorable resolution is likely, as we have evidence, the jointly nominated expert opinion and the opinion of the external auditor hired by the GDF, all supporting the validity of the claim. Additionally, we are preparing a claim to enforce several rights which were not part of the analysis and technical opinion rendered by the expert, including the claim for additional maintenance works and rehabilitation of the Line 12 tracks.

Separately, on March 11, 2014, the Mexico City government partially suspended operation of Line 12 alleging a risk of derailment due to defects in construction.

In September 2014, our consortium filed a constitutional claim, or amparo, against the Mexico City government challenging the unilateral closeout of the contract, through which the Mexico City government sought to impose economic penalties for alleged unfinished works. The Federal Administrative Judge has awarded us with a stay that protects the consortium against any act of Mexico City’s government that seeks to unilaterally close out the contract, to impose economic penalties or to execute the bond until the underlying matter has been resolved. The Mexico City government has sought to have the definitive stay overturned or modified, but, as of the date of this report, has not been successful in such motions.

Environmental Matters

There are currently no material legal or administrative proceedings pending against us with respect to any environmental matter in Mexico or the United States.

B. DIVIDENDS

We did not pay dividends in respect of our ordinary shares in any year between 2000 and 2014 and do not anticipate paying dividends in 2015.

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

	Mexican Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2010	34.09	28.34	11.13	8.78
2011	32.42	14.47	10.82	4.08
2012	33.26	16.60	10.44	4.81
2013	42.05	21.20	13.53	6.57
2014	27.18	16.40	8.38	4.46

The following table sets forth, for the periods indicated, the reported high and low sales prices for our shares on the Mexican Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange.

	Mexican Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2013:
First Quarter	42.05	32.85	13.51	10.28
Second Quarter	40.73	21.20	13.53	6.57
Third Quarter	30.42	23.20	9.55	7.22
Fourth Quarter	29.53	23.09	9.16	7.02
2014:
First Quarter	27.18	27.22	8.33	6.07
Second Quarter	27.06	20.78	8.38	6.31
Third Quarter	25.71	22.96	7.98	6.92
Fourth Quarter	24.27	16.40	7.14	4.46
October	23.97	22.08	7.13	6.50
November	24.27	20.48	7.14	5.83
December	19.53	16.40	5.56	4.46
2015:
First Quarter	18.12	12.11	4.92	3.09
January	18.12	15.25	4.92	4.07
February	15.16	12.28	4.16	3.26
March	13.55	12.11	3.57	3.09
April (through April 29)	14.00	13.73	3.70	3.62

Our bylaws prohibit ownership of our shares by non-Mexican investors. As of December 31, 2014, 29.1% of our shares were represented by CPOs, and 10.5% of the total shares were CPOs held by the depositary. According to our depositary bank, as of December 31, 2014, 10.5% of our outstanding shares were represented by ADSs, and such ADSs were held by 52 holders with registered addresses in the United States. As of December 31, 2014, there were 615,815,335 shares outstanding.

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

On April 16, 2013 our shareholders approved the use of up to Ps. 2,192 million for the repurchase reserve and we repurchased 6,409,430 shares in the nominal amount of Ps. 139 million.

On April 9, 2014 our shareholders approved the use of up to Ps. 2,140 million for the repurchase reserve and we repurchased 6,409,430 shares in the nominal amount of Ps. 139 million.

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

As of December 31, 2014, 142 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange. In 2014, the ten most actively traded equity issues in the IPC Index (Indice de Precios y Cotizaciones) (excluding banks) represented approximately 89% of the total volume of equity issues in the IPC traded on the Mexican Stock Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors. There is no formal over-the-counter market for securities in Mexico. The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.

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

U.S. Tax Considerations

The gross amount of any dividends paid with respect to the shares represented by ADSs or CPOs (including any Mexican taxes withheld) generally will be includible in the gross income of a U.S. holder on the day on which the dividends are received by the CPO trustee (which will be the same date as the date of receipt by the Depositary) and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the CPO trustee. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual generally will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid will be treated as qualified dividends if (1) the securities with respect to the which the dividends are received are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. The Tax Treaty has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2014 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2015 taxable year.

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

U.S. Backup Withholding and Information Reporting

A U.S. holder of ADSs or CPOs may, under certain circumstances, be subject to “backup withholding” with respect to certain payments to such U.S. holder, such as dividends, or the proceeds of a sale or disposition of ADSs or CPOs unless such holder (1) comes within certain exempt categories, and demonstrates this fact when so required, or (2) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules does not constitute a separate tax and will be creditable against the holder’s U.S. federal income tax liability. While non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

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

At December 31, 2014, a hypothetical, instantaneous and unfavorable change of 100, 50 and 25 basis points in the interest rate applicable to floating-rate financial liabilities, including derivative financial instruments only if held for purposes other than trading, would have resulted in additional financing expense of approximately Ps. 34 million, Ps. 13 million and Ps. 5 million per year, respectively.

Qualitative Information

Interest rate risk exists principally with respect to our indebtedness that accrues interest at floating rates. At December 31, 2014, we had outstanding approximately Ps. 53,779 million of indebtedness (including notes payable and after consideration of debt issuance costs), of which 75% bore interest at fixed interest rates and 25% bore interest at floating rates of interest. At December 31, 2013, we had outstanding approximately Ps. 39,413 million of indebtedness, of which 52% bore interest at fixed interest rates and 48% bore interest at floating rates of interest. At December 31, 2012, we had outstanding approximately Ps. 47,711 million of indebtedness, of which 64% bore interest at fixed interest rates and 36% bore interest at floating rates of interest. The interest rate on our variable rate debt is determined by reference to the LIBOR and the TIIE rates.

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

Foreign Currency Risk

Foreign Currency Sensitivity Analysis Disclosure

The sensitivity analyses below assume an instantaneous unfavorable fluctuation in exchange rates affecting the foreign currencies in which our indebtedness is denominated. These sensitivity analyses cover all of our foreign currency assets and liabilities, as well our derivative financial instruments, We calculated our sensitivity by applying the hypothetical change in the exchange rate to our outstanding debt denominated in a foreign currency and adjusting accordingly for debt that is covered by our derivative financial instruments for such fluctuation.

As of December 31, 2014, a hypothetical, instantaneous and unfavorable change in the exchange rate of 100 Mexican cents to the exchange rate applicable to our receivables, payables and debt, including derivative financial instruments not held for trading purposes (and excluding the debt hedged by instruments held for trading purposes), would have resulted in an estimated exchange loss of approximately Ps. 1,977 million based on the highest value in pesos of the debt expressed in foreign currency.

Qualitative Information

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the dollar. As of December 31, 2014, approximately 35% of our consolidated revenues and 53% of our indebtedness were denominated in foreign currencies, mainly U.S. dollars. An appreciation of the Mexican peso relative to the U.S. dollar would decrease our dollar revenues when expressed in Mexican pesos. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods, due to the translation of the financial results of our foreign subsidiaries, such as Rodio Kronsa, Los Portales, San Martin and the projects under construction in Panama. The majority of revenues and expenses of Rodio Kronsa are denominated in euros, so we believe we have a natural hedge for our exposure to exchange rate risk associated with our euro-denominated contracts. Several of our subsidiaries have lesser exposure to the foreign currency risk because a higher percentage of their revenues are denominated in U.S. dollars.

At December 31, 2014 and 2013, approximately 22% and 26%, respectively, of our construction backlog was denominated in foreign currencies and approximately 22% and 23%, respectively, of our accounts receivable were denominated in foreign currencies. As of December 31, 2014 and 2013, approximately 21% and 22%, respectively, of our consolidated financial assets were denominated in foreign currencies, with the balance denominated in Mexican pesos. In addition, as of December 31, 2014 and 2013, approximately 53% and 43%, respectively, of our indebtedness was denominated in foreign currencies. Decreases in the value of the Mexican peso relative to the U.S. dollar could increase the cost in Mexican pesos of our foreign currency denominated costs and expenses and, unless contracted in the same currency as the source of repayment (as is our policy), of the revenue on the related contracts. A depreciation of the Mexican peso relative to the dollar could also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased, unless the source of repayment is in the same currency as the indebtedness (as is our policy). Beginning in the second half of 2008, the Mexican peso substantially depreciated against the U.S. dollar, falling 33% from July 2 to December 31, 2008. The Mexican peso stabilized in the first quarter of 2010, and continued to be stable throughout the remainder of the year. In 2011, there was a significant depreciation in the Mexican peso against the U.S. dollar, and the noon buying rate increased to Ps. 13.95 on December 30, 2011, representing a depreciation of approximately 13%. In 2014, there was a relevant depreciation in the Mexican peso against the U.S. dollar, falling 12% from June 2, 2014 to December 31, 2014.

A severe devaluation or depreciation of the Mexican peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated indebtedness or obligations in other currencies. While the Mexican government does not currently restrict, and since1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange control policies in the future. We cannot assure you that the Mexican Central Bank will maintain its current policy with respect to the peso.

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

Item 12.	Description of Securities Other than Equity Securities

ADS Fees

The following table sets forth the fees and charges that a holder of our ADSs may have to pay, directly or indirectly.

Service	Fee or Charge Amount for ADS Holder depositing or withdrawing shares	Payee
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	U.S.$ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Bank of New York Mellon

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	U.S.$ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Bank of New York Mellon

Any cash distribution to ADS registered holders	U.S.$ .02 (or less) per ADS	Bank of New York Mellon

Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to the ADS holder had been shares and the shares had been deposited for issuance of ADSs	Bank of New York Mellon

Depositary services	U.S.$ .02 (or less) per ADSs per calendar year	Bank of New York Mellon

Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares	Registration or transfer fees	Bank of New York Mellon

Service	Fee or Charge Amount for ADS Holder depositing or withdrawing shares	Payee
Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary	Bank of New York Mellon

Converting foreign currency to U.S. dollars	Expenses of the depositary	Bank of New York Mellon

Other fees, as necessary	Taxes and other governmental charges the Bank of New York Mellon or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	Bank of New York Mellon

Other fees, as necessary	Any charges incurred by Bank of New York Mellon or its agents for servicing the deposited securities	Bank of New York Mellon

Fees incurred in past annual period

In November 2011, we received U.S.$ 84.8 thousand, net of tax withheld, from The Bank of New York Mellon, as depositary of our ADSs, in connection with the establishment, maintenance and operation of our ADS program. In April 2013, we received U.S.$ 70.0 thousand, net of tax withheld, from The Bank of New York Mellon, as depositary of our ADSs, in connection with the establishment, maintenance and operation of our ADS program. In December 2013, we received U.S.$ 82.5 thousand, net of tax withheld, from The Bank of New York Mellon, as depositary of our ADSs, in connection with the establishment, maintenance and operation of our ADS program. In January 2015, we received U.S.$ 81.8 thousand, net of tax withheld, from The Bank of New York Mellon, as depositary of our ADSs, in connection with the establishment, maintenance and operation of our ADS program.

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

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2014.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2014, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. For the year ended December 31, 2014, our financial statements were prepared in accordance with the International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2014. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control – Integrated Framework (2013). The Board of Directors has authorized the implementation of the new COSO 2013 framework, and both internal and external audit of internal control over financial reporting were made applying the COSO 2013 framework.

Based on our assessment and those criteria, our management concluded that our company maintained effective internal control over financial reporting as of December 31, 2014.

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

(c)	Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Empresas ICA, S.A.B. de C.V.

We have audited the internal control over financial reporting of Empresas ICA, S.A.B. de C.V. and Subsidiaries (the “Company”), as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company, and our report dated April 30, 2015 expressed an unqualified opinion on those financial statements and includes an explanatory paragraph regarding the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 3(c) to such consolidated financial statements.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/ Sergio Vargas Vargas

Sergio Vargas Vargas

Mexico City, Mexico

April 30, 2015

(d)	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our principal accounting firm, Galaz, Yamazaki, Ruiz Urquiza, S.C., member of Deloitte Touche Tohmatsu Limited, and its affiliates, which we collectively refer to as Deloitte, during the fiscal years ended December 31, 2014 and 2013:

	Total Fees
	As of December 31,
	2014	2013
	(Millions of Mexican pesos)
Fees
Audit fees	Ps. 65.6	Ps. 48.0
Audit-related fees	1.4	0.4
Tax fees	15.6	5.7
All other fees	22.3	6.1

Total	Ps. 104.8	Ps. 60.2

The “audit fees” line item in the above table is the aggregate fees billed by Deloitte in 2014 and 2013 in connection with the audit of our annual consolidated financial statements, including an audit on our compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the review of our quarterly financial statements, the review of the financial statements of certain subsidiaries and other statutory audit reports.

“Audit related fees” include other fees billed by Deloitte in 2014 and 2013 for assurance and related services that are reasonably related to the performance of the audit or review of our annual consolidated financial statements and are not reported under “audit fees.”

“Tax fees” include fees billed by Deloitte in 2014 and 2013 for services related to tax compliance.

The “all other fees” line item in the above table is the aggregate fees billed by Deloitte related to transfer pricing analysis, Mexican social security compliance and other advice.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee approves all audit, audit-related services, tax services and other services provided by Deloitte. Any services provided by Deloitte that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement, subject to a de minimus exception allowing approval for certain services before completion of the engagement. In 2014, none of the fees paid to Deloitte was approved pursuant to the de minimus exception.

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

2014	Total Number of Shares Purchased(1)	Average Price Paid per Share
January 1-31	14,620,000	22.83
February 1-28	1,124,000	24.63
March 1-31	664,661	22.53
April 1-30
May 1-31
June 1-30
July 1-31	125,800	23.84
August 1-31	304,460	23.48
September 1-30
October 1-31
November 1-30
December 1-31
2015
January 1-31
February 1-28	231,996	12.92
March 1-31
April 1-30

Total	17,070,917	Ps. 22.82

(1)	We do not repurchase our shares other than through the share repurchase program.

The total number of shares repurchased by the issuer with an average price per share of Ps. 22.82 represents a total amount of Ps. 389 million, which amount was drawn from the repurchase reserve approved by our shareholders at our ordinary general meeting.

At an ordinary meeting held on April 23, 2015, our shareholders approved a share purchase reserve to Ps. 2,100 million and authorized management to carry out repurchases up to that amount in accordance with the Policy for the Acquisition and Placement of Own Shares. This reserve will provide us with the flexibility to continue purchasing shares in the market in the coming years, depending on management’s evaluation of market conditions, the price of our stock, our liquidity position and other factors.

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

Our Board of Directors currently consists of twelve members, of which nine are outside (i.e. non-management) directors. Seven of our directors are independent directors within the meaning of the Mexican Securities Market Law and within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

• providing an opinion on the nomination of the members of the Board of Directors, • providing an opinion on the nomination of the chief executive officer,

• assessing the performance of our senior management,

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

Our Audit Committee complies with the requirements of the Mexican Securities Market Law and has the following attributes:

NYSE Standards	Our Current Corporate Governance Practices
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

• hiring independent counsel and other advisors as it deems necessary to carry out its duties, including the review of related-party transactions; and

• overseeing the performance of our outside auditor.

Equity compensation plans and material revisions thereto require shareholder approval, subject to limited exemptions. §303A.08	In accordance with Mexican law, our shareholders have approved our existing equity compensation plans at shareholder meetings, which plans are carried out by the board with respect to our executives.

A listed company must adopt and disclose corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waiver for directors or executive officers within four business days of such determination. §§303A.09, 303A.10	We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. We are required by Item 16B of this Form 20-F to disclose any waivers granted to our chief executive officer, chief financial and accounting officer and persons performing similar functions.

The CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and must promptly notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the NYSE corporate governance listing standards. §303A.12	Our CEO will promptly notify the NYSE in writing if any executive officer becomes aware of any material noncompliance with any applicable provisions of the NYSE corporate governance rules.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of this Item.

Item 18.	Financial Statements

Reference is made to pages F-1 to F-143 and G-1 to G-69 of this annual report.

Item 19.	Exhibits

1.1	Amended and restated bylaws (estatutos sociales) of Empresas ICA, S.A.B. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006) (File No. 1-11080).

1.2	Amended and restated bylaws (estatutos sociales) of ICA Fluor Daniel, S. de R.L. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File 1-11080).

2.1	Deposit Agreement dated April 1, 1992, as amended and restated as of June 30, 1997, and as further amended and restated as of August 30, 2007, among Empresas ICA Sociedad Controladora, S.A.B. de C.V. (f/k/a Empresas ICA, S.A. de C.V.), the Bank of New York, as Depositary, and Holders of American Depositary Receipts (incorporated by reference to our Form F-6 (File No. 333-07064) filed on August 30, 2007) (effective as of August 30, 2007).

3.1	Management Trust Agreement dated April 8, 1992, as amended on April 30, 2000 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000) (File No. 1-11080).

3.2	CPO Trust Agreement dated May 28, 1997 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 1996) (File No. 1-11080).

4.1	Participation Agreement dated as of June 14, 2000 thereto among Grupo Aeroportuario del Centro Norte, S.A. de C.V., the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Bancomext, and Aeropuertos y Servicios Auxiliares (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.2	Amendment No. 1 dated as of December 21, 2005 to the Participation Agreement dated as of June 14, 2000 thereto among Grupo Aeroportuario del Centro Norte, S.A. de C.V. (currently Grupo Aeroportuario Centro Norte, S.A.B. de C.V.), the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Bancomext, and Aeropuertos y Servicios Auxiliares (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.3	Amended and Restated Airport Concession Agreement relating to the Monterrey Airport dated June 29, 1998 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.4	Amended and Restated Consortium Agreement dated as of July 6, 2004 among Aeroports de Paris, Aeroinvest, S.A. de C.V. and VASA S.A. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.5	Amendment No. 1 dated as of December 13, 2005 to the Amended and Restated Consortium Agreement dated as of July 6, 2004 among Aeroports de Paris, Aeroinvest, S.A. de C.V. and VASA S.A. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.6	Amendment No. 2 dated as of September 5, 2006 to the Amended and Restated Consortium Agreement dated as of July 6, 2004 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006) (File No. 1-11080).

4.7	Lump-Sum Public Works Construction Contract (English translation) dated as of June 17, 2008 by and between the Government of the Federal District through the Directorate General of Transportation Works and Ingenieros Civiles Asociados, S.A. de C.V., as leader of a joint venture (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2008) (File No. 1-11080).

8.1	Significant subsidiaries.*

11.1	Code of Ethics (English translation) as amended on January19, 2015.*

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

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

Date: April 30, 2015

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements at December 31, 2014 and 2013 and for the Years Ended December 31, 2014, 2013 and 2012 and Report of Independent Registered Public Accounting Firm Dated April 30, 2015

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Financial Statements for the Years Ended December, 31, 2014 and 2013 and

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Empresas ICA, S. A. B. de C. V.

We have audited the accompanying consolidated statements of financial position of Empresas ICAS.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of results and other comprehensive (loss) income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Empresas ICA, S.A.B. de C.V. and subsidiaries as of December 31, 2014, and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3.c to the consolidated financial statements. Such U.S. dollar amounts and the translation of the financial statements into English are presented solely for the convenience of readers outside Mexico.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014 based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

/s/ Sergio Vargas Vargas
Sergio Vargas Vargas Mexico City, Mexico April 30, 2015

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

(Thousands of Mexican pesos and millions of U.S. dollars)

		Millions of U.S. dollars (Convenience Translation Note 3.c)
		December 31,		December 31,
	Notes	2014		2014		2013
Current assets:
Cash and cash equivalents	6	U.S.$	331	Ps.	4,877,222	Ps.	3,369,782
Restricted cash and cash equivalents	6		146		2,149,055		2,009,979
Customers, net	7		1,220		17,978,524		16,060,223
Other receivables, net	11		379		5,577,023		4,028,405
Construction materials inventory	9		65		952,934		937,627
Real estate inventories	10		99		1,467,037		2,075,582
Advances to subcontractors and other	12		132		1,949,835		1,595,113
Assets classified as held for sale	34		809		11,921,580		12,690,082

Current assets		U.S.$	3,181		46,873,210		42,766,793

Non-current assets:
Restricted cash	6		4		54,661		37,047
Customers, net	7		1,115		16,434,967		13,244,812
Real estate inventories	10		434		6,398,272		4,202,358
Financial assets from concessions	13		212		3,125,533		2,932,921
Intangible assets from concessions, net	13		1,603		23,613,302		20,950,173
Property, plant and equipment, net	14		429		6,322,339		5,355,626
Investment properties	15		36		524,421		491,579
Other assets, net	16		129		1,898,515		1,343,548
Prepaid expenses	16		33		491,978		459,493
Investment in associated companies	18		88		1,298,715		1,167,914
Investment in joint ventures	19		289		4,263,807		3,544,224
Derivative financial instruments	26		55		802,589		465,053
Deferred income taxes	28		418		6,164,056		4,545,603

Non-current assets			4,845		71,393,155		58,740,351

Total assets		U.S.$	8,026	Ps.	118,266,365	Ps.	101,507,144

		Millions of U.S. dollars (Convenience Translation Note 3.c) December 31,		December 31,
	Notes	2014		2014		2013
Current liabilities:
Notes payable	21	U.S.$	291	Ps.	4,288,925	Ps.	8,901,699
Current portion of long-term debt	27		150		2,204,330		854,374
Trade accounts payable			515		7,590,956		6,439,800
Income taxes	28		12		182,509		345,994
Accrued expenses and other	22		591		8,708,245		7,376,592
Provisions	23		75		1,109,054		1,589,138
Advances from customers			214		3,156,790		2,552,505
Liabilities directly associated with assets classified as held for sale	34		727		10,705,615		10,560,228

Current liabilities			2,575		37,946,424		38,620,330

Non-current liabilities:
Long-term debt	27		3,209		47,285,570		28,815,544
Taxes payable associated with tax deconsolidation	28		251		3,698,555		3,653,287
Deferred income taxes	28		131		1,930,517		1,641,482
Derivative financial instruments	26		17		246,353		325,020
Labor obligations	39		64		946,541		935,672
Provisions	23		57		838,542		499,999
Other long-term liabilities	24		239		3,523,444		2,884,028

Non-current liabilities			3,968		58,469,522		38,755,032

Total liabilities			6,543		96,415,946		77,375,362

Contingencies	29
Stockholders’ equity:	31
Contributed capital:
Common stock			575		8,478,845		8,407,533
Additional paid-in capital			495		7,296,739		7,140,502

			1,070		15,775,584		15,548,035
Earned capital:
Reserve for repurchase of shares			143		2,100,676		2,140,268
(Accumulated deficit) retained earnings			(117)		(1,729,231)		1,162,063
Cumulative translation effects of foreign subsidiaries			20		290,833		68,228
Valuation of derivative financial instruments			(5)		(68,027)		(207,052)
Labor obligations and others			(12)		(170,566)		(135,122)

Controlling interest			1,099		16,199,269		18,576,420
Non-controlling interest	33		384		5,651,150		5,555,362

Total stockholders’ equity			1,483		21,850,419		24,131,782

Total liabilities and stockholders’ equity		U.S.$	8,026	Ps.	118,266,365	Ps.	101,507,144

The accompanying notes are an integral part of these consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Results and Other Comprehensive (Loss) Income

(Thousands of Mexican pesos and millions of U.S. dollars, except per share data presented in pesos)

		Millions of U.S. dollars (Convenience Translation Note 3.c) December 31,		Year ended December 31,
	Notes	2014		2014	2013	2012
Continuing operations:
Revenues:
Construction	35	U.S.$	1,755	Ps.25,867,254	Ps.21,744,299	Ps.30,458,434
Concessions	35		327	4,816,087	3,965,464	2,402,313
Sales of goods and other	35		338	4,974,472	3,846,435	5,261,374

Total revenues			2,420	35,657,813	29,556,198	38,122,121
Fair value on initial recognition of real estate inventories	10		75	1,099,381	—	—

			2,495	36,757,194	29,556,198	38,122,121

Costs:
Construction			1,579	23,266,348	18,725,945	27,601,617
Concessions			173	2,546,240	2,332,000	1,718,279
Sales of goods and other			225	3,322,832	2,414,867	3,878,326

Total costs	35		1,977	29,135,420	23,472,812	33,198,222

Gross profit			443	6,522,393	6,083,386	4,923,899
General expenses			208	3,065,674	3,012,282	3,695,296
Other expenses (income), net	36		13	180,908	(61,467)	(449,973)

Operating income			297	4,375,192	3,132,571	1,678,576
Interest expense	37		350	5,157,174	2,965,788	2,433,572
Interest income	37		(30)	(444,285)	(270,179)	(302,650)
Exchange loss (gain), net	37		215	3,160,747	357,319	(1,126,268)
Derivative financial instruments	37		39	580,650	326,075	155,192

			574	8,454,286	3,379,003	1,159,846

Share in results of associated companies and joint ventures	18 y 19		(37)	(549,203)	(350,198)	(409,051)

(Loss) income before income discontinued operations and income taxes			(240)	(3,529,891)	103,766	927,781
Income tax benefit	28		(68)	(1,002,628)	(595,905)	(34,792)

(Loss) income from continuing operations			(172)	(2,527,263)	699,671	962,573

(Continued)

		Millions of U.S. dollars (Convenience Translation Note 3.c) December 31,		Year ended December 31,
	Notes	2014		2014		2013		2012
Discontinued operations:
Income from discontinued operations, net	34.b		30		441,374		722,680		566,658

Consolidated net (loss) income for the year			(142)		(2,085,889)		1,422,351		1,529,231
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Actuarial (losses) gains on labor obligations			—		(3,240)		28,760		(104,929)
Income tax relating to items that will not be reclassified to profit or loss	28.h		(2)		(32,520)		(15,020)		32,877

			(2)		(35,760)		13,740		(72,052)

Items that may be reclassified to profit or loss:
Translation effects of foreign subsidiaries			17		249,214		(82,914)		(203,478)
Valuation effects of derivative financial instruments			(37)		(543,510)		(302,330)		(197,457)
Valuation effects of derivative financial instruments of associated companies and joint ventures			(38)		(552,508)		(263,300)		(1,007,790)
Reclassification adjustments for amounts recognized in results for cash flow hedges			63		931,028		308,173		177,735
Reclassification adjustments for amounts recognized in results for cash flow hedges of associated companies and joint ventures			25		364,267		1,074,577		365,932
Income tax relating to reclassification adjustments for amounts recognized in results for cash flow hedges	28.h		(19)		(279,308)		(92,452)		(53,027)
Income tax relating to reclassification adjustments for amounts recognized in results for cash flow hedges of associated companies and joint ventures	28.h		(7)		(109,280)		(324,366)		(110,246)
Income tax relating to valuation effects of derivative financial instruments of associated companies and joint ventures			11		165,136		219,624		327,365
Income tax relating to valuation effects of derivative financial instruments	28.h		11		163,200		90,699		63,186

			26		388,239		627,711		(637,780)

Total other comprehensive income (loss)			24		352,479		641,451		(709,832)

Total comprehensive (loss) income for the year		U.S.$	(118)	Ps.	(1,733,410)	Ps.	2,063,802	Ps.	819,399

Consolidated net (loss) income attributable to:
Controlling interest			(206)	Ps.	(3,023,538)	Ps.	423,552	Ps.	955,038
Non-controlling interest			64		937,649		998,799		574,193

Consolidated net (loss) income for the year		U.S.$	(142)	Ps.	(2,085,889)	Ps.	1,422,351	Ps.	1,529,231

Total comprehensive (loss) income attributable to:
Controlling interest		U.S.$	(183)	Ps.	(2,697,352)	Ps.	1,078,485	Ps.	254,536
Non-controlling interest			65		963,942		985,317		564,863

Total comprehensive (loss) income for the year		U.S.$	(118)	Ps.	(1,733,410)	Ps.	2,063,802	Ps.	819,399

Basic and diluted (loss) earnings per common share of controlling interest from:
Continuing operations				Ps.	(5.695)	Ps.	(0.490)	Ps.	0.640

Discontinued operations				Ps.	0.725	Ps.	1.185	Ps.	0.935

Consolidated net income				Ps.	(4.970)	Ps.	0.695	Ps.	1.575

Weighted average shares outstanding (000’s)					608,392		609,690		606,233

(Concluded)

The accompanying notes are an integral part of these consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

(Thousands of Mexican pesos except share data (Note 31))

		Contributed capital				Earned capital				Other comprehensive income
	Shares	Common stock		Addi- tional paid-in capital		Reserve for repur- chase of shares		(Accumu- lated deficit) retained earnings		Cumulative translation effects of foreign subsidia- ries		Valuation of financial derivative financial instruments		Labor obliga- tions		Controlling interest		Non- controlling interest		Total stockholders’ equity
Balance at January 1, 2012	604,679,197	Ps.	8,334,043	Ps.	7,091,318	Ps.	1,850,000	Ps.	(476,669)	Ps.	337,180	Ps.	(482,925)	Ps.	(82,632)	Ps.	16,570,315	Ps.	4,187,595	Ps.	20,757,910
Issuance of common stock	6,885,385		94,898		—		47,285		—		—		—		—		142,183		—		142,183
Decrease in non-controlling interest (Note 33)	—		—		—		—		—		—		—		—		—		(229,584)		(229,584)
Repurchase of shares	(4,207,000)		(57,983)		4,574		(47,285)		—		—		—		—		(100,694)		—		(100,694)
Excess of the price paid over the carrying value of non-controlling interest	—		—		—		—		(414,021)		—		—		—		(414,021)		(488,777)		(902,798)
Equity forward	—		—		(52,515)		—		—		—		—		—		(52,515)		—		(52,515)
Consolidated comprehensive income:
Net income for the year	—		—		—		—		955,038		—		—		—		955,038		574,193		1,529,231
Translation effects of foreign subsidiaries	—		—		—		—		—		(195,952)		—		—		(195,952)		(7,526)		(203,478)
Effect of valuation of derivative financial instruments, including associated companies and joint ventures	—		—		—		—		—		—		(438,628)		—		(438,628)		4,326		(434,302)
Labor obligations	—		—		—		—		—		—		—		(65,922)		(65,922)		(6,130)		(72,052)

Comprehensive income for the year	—		—		—		—		955,038		(195,952)		(438,628)		(65,922)		254,536		564,863		819,399

Balance at December 31, 2012	607,357,582		8,370,958		7,043,377		1,850,000		64,348		141,228		(921,553)		(148,554)		16,399,804		4,034,097		20,433,901
Application of earnings from prior years	—		—		—		341,674		(341,674)		—		—		—		—		—		—
Issuance of common stock	9,063,104		124,914		84,436		—		—		—		—		—		209,350		7,920		217,270
Reimbursement of capital	—		—		—		—		—		—		—		—		—		(496,492)		(496,492)
Sale of non-controlling interest (Note 33)	—		—		—		—		1,015,837		—		—		—		1,015,837		1,024,520		2,040,357
Repurchase of shares	(6,409,430)		(88,339)		—		(51,406)		—		—		—		—		(139,745)		—		(139,745)
Equity forward	—		—		12,689		—		—		—		—		—		12,689		—		12,689
Consolidated comprehensive income:
Net income for the year	—		—		—		—		423,552		—		—		—		423,552		998,799		1,422,351
Translation effects of foreign subsidiaries	—		—		—		—		—		(73,000)		—		—		(73,000)		(9,914)		(82,914)
Effect of valuation of derivative financial instruments, including associated companies and joint ventures	—		—		—		—		—		—		714,501		—		714,501		(3,876)		710,625
Labor obligations	—		—		—		—		—		—		—		13,432		13,432		308		13,740

Comprehensive income for the year	—		—		—		—		423,552		(73,000)		714,501		13,432		1,078,485		985,317		2,063,802

Balance at December 31, 2013	610,011,256		8,407,533		7,140,502		2,140,268		1,162,063		68,228		(207,052)		(135,122)		18,576,420		5,555,362		24,131,782
Issuance of common stock	2,974,623		40,998		26,921		9,122		—		—		—		—		77,041		—		77,041
Sale of treasury shares, net	23,766,387		327,269		89,490		182,767		—		—		—		—		599,526		—		599,526
Decrease in non-controlling interest (Note 33)	—		—		—		—		—		—		—		—		—		(797,265)		(797,265)
Repurchase of shares	(21,566,931)		(296,955)		—		(231,481)		—		—		—		—		(528,436)		(139,991)		(668,427)
Sale of non-controlling interest	—		—		—		—		132,244		—		—		—		132,244		69,102		201,346
Equity forward	—		—		39,826		—		—		—		—		—		39,826		—		39,826
Consolidated comprehensive loss:
Net income from year	—		—		—		—		(3,023,538)		—		—		—		(3,023,538)		937,649		(2,085,889)
Translation effects of foreign subsidiaries	—		—		—		—		—		222,605		—		—		222,605		26,609		249,214
Effect of valuation of derivative financial instruments, including associated companies and joint ventures	—		—		—		—		—		—		139,025		—		139,025		—		139,025
Labor obligations	—		—		—		—		—		—		—		(35,444)		(35,444)		(316)		(35,760)

Comprehensive loss for the year	—		—		—		—		(3,023,538)		222,605		139,025		(35,444)		(2,697,352)		963,942		(1,733,410)

Balance at December 31, 2014	615,185,335	Ps.	8,478,845	Ps.	7,296,739	Ps.	2,100,676	Ps.	(1,729,231)	Ps.	290,833	Ps.	(68,027)	Ps.	(170,566)	Ps.	16,199,269	Ps.	5,651,150	Ps.	21,850,419

The accompanying notes are an integral part of these consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

(Thousands of Mexican pesos and millions of U.S. dollars)

		Millions of U.S. dollars (Convenience Translation Note 3.c)
		December 31,	Year ended December 31,
		2014	2014		2013		2012
Cash flows from operating activities:
Consolidated net (loss) income	U.S$	(142)	Ps.	(2,085,889)	Ps.	1,422,351	Ps.	1,529,231
Adjustments for:
Income taxes		(68)		(1,002,628)		(595,905)		(34,792)
Allowance for doubtful accounts		41		609,510		(296,213)		118,028
Provisions		32		471,387		178,449		689,006
Depreciation and amortization		73		1,070,908		1,022,321		929,300
Gain on sale of property, machinery and equipment		(1)		(9,622)		(12,387)		(13,051)
Adjustment for valuation of inventories		(67)		(985,604)		22,038		275,587
Loss (gain) on sale of investment in shares		2		17,356		(586,472)		—
Equity in results of non-consolidated associated companies and joint ventures		(37)		(549,203)		(350,198)		(409,051)
Interest expense		289		4,250,189		3,856,951		3,344,660
Amortization of issuance costs and financing commissions		28		409,223		245,524		25,251
Unrealized exchange rate fluctuation		216		3,182,789		262,956		(982,506)
Valuation of derivative financial instruments		39		580,650		(218,318)		155,192
Discount on long-term liabilities and effect of inflation		21		305,499		(644,505)		—
Effects of discontinued operations		116		1,712,875		1,191,588		1,092,673
Others		13		193,584		662,257		142,183

		555		8,171,024		6,160,437		6,861,711
Customers, net		(354)		(5,206,925)		(1,521,239)		7,294,916
Inventories and other assets		(30)		(446,941)		(241,832)		376,165
Real estate inventories		—		(3,146)		38,770		589,678
Other receivables		(68)		(999,574)		(561,983)		478,176
Financial assets from concessions		50		730,650		(46,966)		328,434
Interest accrued on financial concession asset		(63)		(925,810)		(672,028)		(219,377)
Trade accounts payable		52		773,309		192,080		730,139
Advances from customers		36		538,573		(1,058,633)		(1,018,484)
Other current liabilities		68		995,706		(144,318)		(1,613,022)
Income tax payments		(64)		(946,137)		(476,933)		(747,636)
Activities of discontinued operations		(11)		(158,682)		(1,498,888)		(6,630,999)

Net cash provided by operating activities		171		2,522,047		168,467		6,429,701

Cash flows from investing activities:
Investment in machinery and equipment		(48)		(700,431)		(356,780)		(256,626)
Dividends received		9		126,803		639,665		147,247
Other long term assets		(17)		(245,664)		(117,454)		(82,100)
Investment in concessions		(242)		(3,562,163)		(4,360,217)		(1,967,713)
Sale of property, machinery and equipment		3		48,035		149,157		69,083
Loans paid		(25)		(375,003)		—		(540)
Contributions to investment in associated companies and joint ventures		(41)		(605,842)		(596,569)		(450,917)
Business acquisitions, net of cash received		(19)		(280,199)		—		(558,887)
Sale of investment in shares		20		298,854		5,442,874		—
Activities of discontinued operations		(22)		(330,642)		—		—

Net cash provided by (used in) investing activities		(382)		(5,626,252)		800,676		(3,100,453)

(Continued)

	Millions of U.S. dollars (Convenience Translation Note 3.c) December 31,		Year ended December 31,
	2014		2014		2013		2012
Cash flows from financing activities:
Proceeds from long-term debt		2,466		36,330,349		17,608,505		20,087,352
Payments of long-term debt		(1,619)		(23,859,501)		(16,719,110)		(20,811,349)
Payments of issuance costs and financing commissions		(71)		(1,048,963)		(279,065)		(1,037,051)
Derivative financial instruments		(41)		(595,594)		(334,555)		(807,011)
Payments under leasing agreements		(7)		(108,091)		72,047		13,751
Interest paid		(295)		(4,348,461)		(3,780,702)		(4,026,616)
Repurchase of shares		(13)		(182,688)		(139,745)		(100,694)
Cash received from sale of noncontrolling interest (net of issuance costs of Ps.197.2 million pesos in 2013)		15		215,250		2,562,730		—
Decrease in noncontrolling interest		(55)		(805,757)		(379,624)		(1,330,337)
Sale of treasury shares		27		394,739		—		—
Activities of discontinued operations		(83)		(1,229,314)		(762,758)		2,430,110

Net cash provided by (used in) financing activities		324		4,761,969		(2,152,277)		(5,581,845)

Effects of exchange rate changes on cash		—		6,366		(3,046)		(26,047)

Increase (decrease) in cash, cash equivalents and restricted cash		113		1,664,130		(1,186,180)		(2,278,644)

Cash, cash equivalents and restricted cash at beginning of period		368		5,416,808		6,602,988		8,881,632

Cash, cash equivalents and restricted cash at the end of period	U.S.$	481	Ps.	7,080,938	Ps.	5,416,808	Ps.	6,602,988

(Concluded)

The accompanying notes are an integral part of these consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2014, 2013 and 2012

(Thousands of Mexican pesos, except as otherwise indicated)

1.	Nature of business

Empresas ICA, S.A.B. de C.V. and subsidiaries (“ICA” or, together with its subsidiaries, the Entity”) is a holding company incorporated in Mexico with over 67 years experience, the subsidiaries of which are engaged in a wide range of construction and related activities including the construction of infrastructure facilities as well as industrial, urban and housing construction, for both the Mexican public and private sectors. ICA’s subsidiaries are also involved in the construction, maintenance and operation of highways, bridges and tunnels granted by the Mexican government and foreign governments under concessions. Through its subsidiaries and affiliates, the Entity also manages and operates airports and municipal services under concession arrangements. In addition, some of ICA’s subsidiaries are engaged in real estate and housing development. In 2012, ICA began its incursion into providing mining related services, such as exploration and exploitation of deposits for others, transportation and other mining-related activities. ICA’s shares are traded on the Mexican Stock Exchange and the New York Stock Exchange. Its registered address is 36 Boulevard Manuel Avila Camacho, Piso 15, Lomas de Chapultepec, 11000 Mexico, D. F.

2.	Significant events

Business acquisitions

During the second quarter of 2014, ICATECH Corporation, a subsidiary of ICA, acquired Facchina Construction Company Inc. (“Facchina”), and some of its related entities. Also, during 2012 ICA acquired Desarrolladora de Infraestructura Puerto Escondido, S.A. de C.V. (“DIPESA”) and San Martin Contratistas Generales, S.A. (“San Martin”), see details in Note 3. f.

Assets classified as held for sale

On January 22, 2014, an agreement between Controladora de Operaciones de Infraestructura, S.A. de C.V. (“CONOISA”) a subsidiary of ICA and Hunt Companies, Inc., American Company, was formalized, for the possible acquisition of the 70% of shareholding of CONOISA in Sarre Infraestructura y Servicios, S.A. de C.V. (“Sarre”) and Papagos Servicios Para la Sociedad, S.A. de C.V. (“Papagos”). Both entities are part of the concessions segment. The consideration for the sale of the shares was fixed at Ps.1,511 million, which was to be paid on the closing date, and was subject to the fulfillment of the terms and conditions of the agreement.

As a result of the foregoing, the assets and liabilities of Sarre y Papagos, were presented as assets held for sale and liabilities directly associated with assets held for sale, in the consolidated statement of financial position as of December 31, 2014 and 2013; the results of these entities are also presented within discontinued operations in the consolidated statements of results and other comprehensive (loss) income and in the statements of cash flows, which were retrospectively adjusted.

The agreement considered obtaining authorization from the Ministry of Public Security (the “Secretary”), given that Sarre and Pápagos are concession holders for the provision of correctional services in a contract executed with the Secretary. At the end of the period specified in the agreement, the Secretary did not provide its authorization for the transaction, based on the conditions of the sales transaction with Hunt. Consequently, in December 2014, the sales agreement between the Entity and Hunt was terminated.

The administration of Entity remains committed to plans to sell these assets, which are being actively marketed. The Entity believes that there is a high probability that the sale will occur and thus believes that it meets the exceptional criteria established the International Financial Reporting Standards 5, Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”) in order to maintain the classification as assets held for sale as of December 31, 2014.

Sale of participation in a subsidiary through Secondary Public Offering

In July 2013, Aeroinvest, S.A. de C.V. (direct subsidiary of ICA) placed, in a public secondary offering, shares it held in Grupo Aeroportuario del Centro Norte, S.A.B de C.V. (“GACN”) (indirect subsidiary of ICA) for the amount of Ps.2,760 million. A total of 69 million shares were sold in the secondary offering.

With respect to the sale of shares of GACN, the excess of the consideration received over the carrying value of the non-controlling interest obtained of Ps.1,015 million, net of income tax (“ISR”) has been recorded in accumulated results within stockholders’ equity of the controlling interest, as it represents an equity transaction between shareholders, see Note 17.

Sale of shareholding in associate

In August 2013, the Entity sold the Series “A” shares which it held in Red de Carreteras de Occidente, S. A. B. de C.V. (“RCO”) (associated entity). The sale price was Ps.5,073 million which resulted in a gain of Ps.441 million which is presented in other income and expenses in the consolidated income statement and other comprehensive (loss) income, see Note 18.

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

Loss on exchange rate fluctuation

The devaluation of the Mexican peso resulted in foreign exchange loss of Ps.3,073 million, as a result of the net monetary liability position of corporate debt in U.S. dollars. This exchange loss does not represent a cash outflow during 2014, as it is unrealized. At December 31, 2014 and 2013, the exchange rate used was Ps.14.7348 and Ps.13.0652, per one U.S. dollar, respectively, which means that the peso had depreciated against the U.S. dollar by Ps.1.67, equivalent to 12.78%.

3.	Basis of presentation and consolidation

a.	Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS, including its amendments and interpretations, as issued by the International Accounting Standards Board (“IASB”).

b.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the revaluation of investment property and financial instruments at fair value, and certain real estate inventory which is recorded at fair value as referred to in Note 10.c, as well as other real estate inventory which is recorded at net realizable value as mentioned in Note 10.d.

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

Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2014 and for the year then ended have been translated into U.S. dollar amounts at exchange rate of Ps.14.7348 pesos per U.S. dollar, as published by Banco de Mexico, S.A. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

d.	Reporting currency

The Mexican peso, legal currency of the United Mexican States is the currency in which the consolidated financial statements are presented. Transactions in currencies other than the peso are recorded in accordance with established policies described in Note 4.c and t.

e.	Consolidated statements of results and other comprehensive (loss) income

The Entity chose to present the consolidated statement of results income and other comprehensive (loss) income in a single statement, including separate lines for gross profit and operating income, in accordance with practices of the industry. Costs and expenses were classified according to their function due to different economic activities and businesses of the Entity. Additional information regarding depreciation expense, amortization expense and employee benefits are presented in Note 35.c. Gross profit is calculated based on the sum of construction revenues, concession revenues and sales of assets and other, less their respective costs.

f.	Principles of consolidation

The consolidated financial statements incorporate the financial statements of the Entity and the entities controlled by the Entity. Control is achieved when the Entity:

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

Consolidation of a subsidiary begins when the Entity obtains control over the subsidiary and ceases when the Entity loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of results and other comprehensive income (loss) from the date the Entity gains control until the date when the Entity ceases to control the subsidiary.

Net profit or loss and each component of other comprehensive (loss) income are attributed to the owners of the Entity and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Entity and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The non-controlling interests in equity of subsidiaries are presented separately as non-controlling interests in the consolidated statements of financial position, within the stockholders’ equity section, and the consolidated statements of results and other comprehensive (loss) income.

If it is necessary, adjustments to the financial statements of subsidiaries are made to align its accounting policies in accordance with the accounting policies of the Entity.

The financial statements of companies that are included in the consolidation are prepared as of December 31 of each year.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Note 44 includes the subsidiaries consolidated by ICA as well as information related thereto.

Changes in ICA’s ownership in subsidiaries

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

The results of subsidiaries acquired or divested during the year are included in the consolidated statement of results and other comprehensive income (loss) from the acquisition date or the date of divestiture, as applicable.

g.	Business combination

On April 2014, and during 2012, ICA acquired businesses which were recorded using the acquisition method. The results of the acquired businesses were included in the consolidated financial statements from the acquisition date. Businesses acquired are as follows:

	Principal activity	Date of acquisition	Proportion of voting equity interest acquired	Consideration transferred
Year ended December 31, 2014
Facchina Construction Company, Inc. (“Facchina”) (1)	Construction services	April 14, 2014	100%	Ps.	1,151,609

Year ended December 31, 2012
Desarrolladora de Infraestructura Puerto Escondido, S.A. de C.V. (“DIPESA”) (2)	Concessionary	April 16, 2012	100%	Ps.	414,184
San Martin Contratistas Generales, S.A. de C.V. (3)	Construction services and mining operations	May 24, 2012	51%		957,946

				Ps.	1,372,130

(1)	Facchina is a construction company which provides service in the metropolitan area of Washington. Its main offices are located in La Plata, MD, USA, providing construction services mainly to the greater Washington area, Baltimore, Northern Virginia, Southern Maryland and Florida. The purchase price consists of an initial payment of U.S$59.3 million; during August as a result of certain negotiations, the initial payment was reduced by U.S$5 million, and contingent consideration was established based on a formula that considers achieving certain EBITDA margin levels for the years 2014 to 2019, to be paid over the next five years. The maximum amount payable for this acquisition is U.S.$95 million.

This transaction represents a significant increase in international sales of the Entity. Facchina has a business model that coincides with ICA; both operate in markets with high growth potential, ICA adds value with their experience in concessions, in which the United States is preparing a significant portfolio of Public Private Partnerships.

(2)	DIPESA is the concession holder for the construction and operation of the Barranca Larga- Ventanilla highway located in the state of Oaxaca, Mexico, see Note 13.

(3)	Company located in Peru. The acquisition price included a payment formula that considered several factors, including certain EBITDA margin levels of San Martin for the years 2012 to 2014, which if achieved, the amounts will be paid over the next five years. The purchase price was estimated to be between U.S.$18 million, the initial amount payable at closing date, and a maximum of U.S$123 million, with an expected range of U.S$80 million and U.S$110 million, according to reasonable projections of the Entity. In June 2014, the agreed maximum price was reached; therefore, the consideration was defined and is no longer considered contingent (see Notes 22 and 24).

Consideration transferred

	December 31, 2014		December 31, 2012
	Facchina		San Martín		DIPESA
Cash	Ps.	712,538	Ps.	255,871	Ps.	414,184
Contingent consideration		423,392		702,075		—
Account receivable from joint venture		15,679		—		—

Total	Ps.	1,151,609	Ps.	957,946	Ps.	414,184

The characteristics of the consideration of Facchina are:

•	The maximum amount of the contingent consideration will be U.S.$40 million; this can only be achieved in the first three years (initial period of payment of the contingent consideration).

•	Calculation periods of contingent consideration will begin April 2014 and end on whichever occurs first: the maximum amount established of U.S.$ 40 million or March 31, 2017.

•	Contingent consideration will be 60% of EBITDA achieved in the calculation period.

•	If the amount of U.S.$ 40 million is not reached, and the accumulated amount is less than U.S.$35 million, the period is extended another two years.

San Martin

Adjustment to contingent consideration

During the years ended December 31, 2014 and 2013, the contingent consideration generated on the acquisition of San Martin, was adjusted as follows:

	Total
Balance at December 31, 2012	Ps.	702,075
Effect of translation		(84,248)
Payment made in 2013		(84,371)
Adjustment to consideration		544,393

Balance at December 31, 2013		1,077,849
Effect of translation		85,860
Payment made in 2014		(650,870)
Adjustment to consideration		193,585

Balance at December 31, 2014	Ps.	706,424

Assets acquired and liabilities recognized at the date of acquisition (final amounts):

	December 31, 2014			December 31, 2012
	Facchina			San Martín		DIPESA		Total
Assets:
Cash and cash equivalents	Ps.	432,339		Ps.	51,837	Ps.	14,280	Ps.	66,117
Customers		485,342	(1)		541,623		—		541,623
Other current assets		94,322			111,206		11,242		122,448
Property, plant and equipment		287,971			305,523		—		305,523
Intangible asset from backlog		58,309			409,286		—		409,286
Intangible asset from concession		—			—		509,781		509,781
Other assets		62,195			—		—		—
Deferred income taxes		53,519			8,726		—		8,726

		1,473,997			1,428,201		535,303		1,963,504

Liabilities:
Current notes payable		186,916			119,123		—		119,123
Trade accounts payable		375,129			445,700		—		445,700
Other current liabilities		60,118			264,779		347		265,126
Long-term debt		23,969			91,884		—		91,884
Other long-term liabilities		—			28,186		—		28,186
Deferred income taxes		18,066			—		120,772		120,772

		664,198			949,672		121,119		1,070,791

Total net assets	Ps.	809,799		Ps.	478,529	Ps.	414,184	Ps.	892,713

(1)

The receivables acquired in the acquisition of Facchina on April 14, 2014 (which are principally comprised of trade receivables) have an estimated fair value of Ps.485 million, which is similar to their carrying amounts.

(2)

The Entity acquired property and equipment as part of the acquisition of Facchina at fair value. The carrying value of machinery and equipment before the acquisition was Ps.79 million; the fair value upon acquisition was Ps.288 million pesos.

The fair values of the acquired non-monetary assets are determined using valuations prepared by independent experts, and in the case of monetary assets, were valued based on discounted cash flows.

Goodwill arising on acquisition

December 31, 2014	Fair value of total identifiable net assets		Non-controlling interests		Consideration transferred		Goodwill arising on acquisition
Facchina	Ps.	809,799	Ps.	—	Ps.	1,151,609	Ps.	341,810

December 31, 2012
San Martin	Ps.	938,292	Ps.	459,763	Ps.	957,946	Ps.	481,150	(1)

DIPESA	Ps.	414,184	Ps.	—	Ps.	414,184	Ps.	—

(1)	Amount of goodwill as of acquisition date differs from amount recognized at December 31, 2013 as a result of the effects of translation of foreign operations.

Business acquisition costs

The acquisition-related costs of the acquisitions in 2014 and 2012 have been excluded from the consideration transferred and have been recorded within general expenses for the period in the consolidated statement of results and other comprehensive (loss) income.

Net cash outflow on acquisition of subsidiaries

	December 31, 2014		December 31, 2012
	Facchina		San Martín		DIPESA
Consideration paid in cash	Ps.	712,538	Ps.	255,871	Ps.	414,184
Less:
Cash and cash equivalents balances acquired		(432,339)		(51,837)		(14,280)

Net flow	Ps.	280,199	Ps.	204,034	Ps.	399,904

Included in consolidated net results for the year ended December 31, 2014 are Ps.69 million of income and Ps.2,685 million of revenues attributable to Facchina since its acquisition date.

Included in consolidated net income for the year ended December 31, 2012 are Ps.99 million of income attributable to San Martin and Ps.7 million of loss attributable to the addition of DIPESA. Revenue for the year ended December 31, 2012 includes Ps. 2,032 million in respect of San Martin and Ps.122 million in aspect of DIPESA, since their respective acquisition dates.

Impact of acquisitions on the financial information of the Entity

Below is consolidated pro forma financial information of ICA, considering results as if the acquisition had occurred on January 1, 2014 (in the case of Facchina) and January 1, 2012 (for San Martin and DIPESA). This pro-forma information does not necessarily represent the actual results of operations of ICA if the acquisitions had occurred as of such date. ICA’s Management considers these pro forma numbers to represent an approximate measure of the performance of the combined group on an annualized basis and to provide a reference point for comparison in future periods. Condensed financial information is as follows:

	Year ended December 31
	2014		2012
	(Unaudited)
Consolidated statements of income and other comprehensive income:
Revenues	Ps.	37,046,017	Ps.	49,745,349
Operating income		4,453,137		3,669,881
Consolidated net (loss) income		(2,084,596)		1,694,363

In determining the pro forma revenue and profit of ICA, if Facchina had been acquired in January 2014 and DIPESA and San Martín at the beginning of January 1, 2012, the Entity has:

•

calculated depreciation of plant and equipment acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements;

•	calculated borrowing costs on the funding levels, credit ratings and debt/equity position of the Entity after the business combination.

4.	Significant accounting policies

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

The consolidation requirements, accounting policies and valuation methods used in preparing the consolidated financial statements as of and for the year ended December 31, 2014 are the same as those applied in the consolidated financial statements for 2013 and 2012, including the adoption of new standards and interpretations described in paragraph a) (i) included below, which are effective in 2014.

a.	Application of new and revised IFRS

i)	Effective January 1, 2014, the Entity adopted the following International Financial Reporting Standards and interpretations in its consolidated financial statements:

–	Amendments to IFRS 10, IFRS 12 and IAS 27, Investment Entities

–	Amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities

–	Amendments to IAS 36, Recoverable Amount Disclosures for Non-Financial Assets

–	Amendments to IAS 39, Novation of Derivatives and Continuation of Hedge Accounting

–	IFRIC 21, Levies

–	Amendments to IAS 19, Defined Benefit Plans: Employee Contributions (1)

–	Annual Improvements to IFRSs, 2010-2012 Cycle (2)

–	Annual Improvements to IFRSs, 2011-2013 Cycle (1)

1 Effective for annual periods beginning on or after 1 July 2014, with earlier application permitted.

2 Effective for annual periods beginning on or after 1 July 2014, with limited exceptions.

The impact of these new standards on the financial statements of the Entity is described as follows:

Amendments to IFRS 10, IFRS 12 and IAS 27, Investment Entities

The Entity has applied the amendments to IFRS 10, IFRS 12 and IAS 27, Investment Entities for the first time in the current year. The amendments to IFRS 10 define an investment entity and require a reporting entity that meets the definition of an investment entity not to consolidate its subsidiaries but instead measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

To qualify as an investment entity, a reporting entity is required to:

•	obtain funds from one or more investors for the purpose of providing them with investment management services;

•	commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and

•	measure and evaluate performance of substantially all of its investments on a fair value basis.

Consequential amendments have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities.

As the Entity is not an investment entity (assessed based on the criteria set out in IFRS 10 as at 1 January 2014), the application of the amendments has had no impact on the disclosures or the amounts recognized in the Entity’s consolidated financial statements.

Amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities

The Entity has applied the amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities for the first time in the current year. The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement.’

As the Entity does not have any financial assets and financial liabilities that qualify for offset, the application of the amendments has had no impact on the disclosures or on the amounts recognized in the Entity’s consolidated financial statements.

Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

The Entity has applied the amendments to IAS 36, Recoverable Amount Disclosures for Non-Financial Assets for the first time in the current year. The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash-generating unit (CGU) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements applicable to when the recoverable amount of an asset or a CGU is measured at fair value less costs of disposal.

These new disclosures include the fair value hierarchy, key assumptions and valuation techniques used which are in line with the disclosure required by IFRS 13, Fair Value Measurements.

The application of these amendments has had no material impact on the disclosures in the Entity’s consolidated financial statements.

Amendments to IAS 39, Novation of Derivatives and Continuation of Hedge Accounting

The Entity has applied the amendments to IAS 39, Novation of Derivatives and Continuation of Hedge Accounting for the first time in the current year. The amendments to IAS 39 provide relief from the requirement to discontinue hedge accounting when a derivative designated as a hedging instrument is novated under certain circumstances. The amendments also clarify that any change to the fair value of the derivative designated as a hedging instrument arising from the novation should be included in the assessment and measurement of hedge effectiveness.

The application of these amendments has had no impact on the disclosures or on the amounts recognized in the Entity’s consolidated financial statements.

IFRIC 21, Levies

The Entity has applied IFRIC 21, Levies for the first time in the current year. IFRIC 21 addresses the issue as to when to recognize a liability to pay a levy imposed by a government. The Interpretation defines a levy, and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The interpretation provides guidance on how different levy arrangements should be accounted for, in particular, it clarifies that neither economic compulsion nor the going concern basis of financial statements preparation implies that an entity has a present obligation to pay a levy that will be triggered by operating in a future period.

The application of these amendments had no significant impact on the consolidated financial statements of the Entity.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

The amendments to IAS 19 clarify how an entity should account for contributions made by employees or third parties to defined benefit plans, based on whether those contributions are dependent on the number of years of service provided by the employee.

For contributions that are independent of the number of years of service, the Entity may either recognize the contributions as a reduction in the service cost in the period in which the related service is rendered, or to attribute them to the employees’ periods of service using the projected unit credit method; whereas for contributions that are dependent on the number of years of service, the entity is required to attribute them to the employees’ periods of service.

The Entity does not manage contributions of the employees or third parties to the defined benefit plans, therefore, the application of these amendments has had no impact on the disclosures or the amounts recognized in the consolidated financial statements.

Annual Improvements to IFRSs 2010-2012 Cycle

The Annual Improvements to IFRSs 2010-2012 Cycle include a number of amendments to various IFRSs, which are summarized below:

The amendments to IFRS 2 (i) change the definitions of ‘vesting condition’ and ‘market condition’; and (ii) add definitions for ‘performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting condition’.

The amendments to IFRS 3 clarify that contingent consideration that is classified as an asset or a liability should be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value (other than measurement period adjustments) should be recognized in profit or loss.

The amendments to IFRS 8 (i) require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have ‘similar economic characteristics’; and (ii) clarify that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker.

Modifications to the basis of conclusions of IFRS 13 clarify that IFRS 13 and its subsequent modifications and IFRS 9 did not eliminate the possibility of measuring accounts receivable and payable, which are short-term and do not earn or accrue any established interest, at their invoice amounts, without discounting, if the impact of discounting is not material.

The amendments to IAS 16 and IAS 38 remove perceived inconsistencies in the accounting for accumulated depreciation/ amortization when an item of property and equipment or an intangible asset is revalued. The amended standards clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses.

The amendments to IAS 24 clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. Consequently, the reporting entity should disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services. However, disclosure of the components of such compensation is not required.

The application of these amendments had no significant impact on the consolidated financial statements of the Entity.

Annual Improvements to IFRSs 2011-2013 Cycle

The Annual Improvements to IFRSs 2011-2013 Cycle include a number of amendments to various IFRSs, which are summarized below:

The amendments to IFRS 3 clarify that the standard does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself.

The amendments to IFRS 13 clarify that the scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis includes all contracts that are within the scope of, and accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32.

The amendments to IAS 40 clarify that IAS 40 and IFRS 3 are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether:

(a) the property meets the definition of investment property in terms of IAS 40; and

(b) the transaction meets the definition of a business combination under IFRS 3.

The application of these amendments had no significant impact on the consolidated financial statements of the Entity.

ii)	The Entity has not applied the following new and revised IFRSs that have been issued but that are not effective until January 1, 2015 or at a later date:

–	IFRS 9, Financial Instruments (“IFRS 9”) (3)

–	IFRS 15, Revenue from Contracts with Customers (2)

–	Amendments to IFRS 11, Accounting for Acquisitions of Interests in Joint Operations (1)

–	Amendments to IAS 16 and IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization (1)

–	Amendments to IAS 27, Equity Method for Separate Financial Statements (1)

1 Effective for annual periods beginning on or after July 1, 2016, with earlier application permitted.

2 Effective for annual periods beginning on or after January 1, 2017, with earlier application permitted.

3 Effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

IFRS 9 Financial Instruments

IFRS 9 issued in November 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2013 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments.

Key requirements of IFRS 9:

•

All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•

With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

•

In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

•

The new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an ‘economic relationship’. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

The administration of the Entity anticipates that future application of IFRS 9 may have a material impact on the reported amounts and disclosures in its the consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until the Entity undertakes a detailed review.

IFRS 15, Revenue from Contracts with Customers

In May 2014, IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

•	Step 1: Identify the contract(s) with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

The administration of the Entity anticipates that future application of IFRS 15 will not have a material impact on the reported amounts and disclosures in its the consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until the Entity performs a detailed review.

Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations

The amendments to IFRS 11 provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in IFRS 3 Business Combinations. Specifically, the amendments state that the relevant principles on accounting for business combinations in IFRS 3 and other standards (e.g. IAS 36 Impairment of Assets regarding impairment testing of a cash-generating unit to which goodwill on acquisition of a joint operation has been allocated) should be applied. The same requirements should be applied to the formation of a joint operation if and only if an existing business is contributed to the joint operation by one of the parties that participate in the joint operation.

The administration of the Entity does not anticipate that the application of these amendments to IFRS 11 will have a material impact on the Entity’s consolidated financial statements.

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization

The amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment. The amendments to IAS 38 introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in the following two limited circumstances:

•	When the intangible asset is expressed as a measure of revenue; or

•	When it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated.

Currently, the Entity uses the straight-line method for depreciation and amortization of property, and furniture, office equipment and vehicles and intangible assets for airport concessions; for machinery, the Entity uses the method of hours of use. Amortization of intangible assets for highway concessions is determined based on vehicle flow. The administration of the Entity believes that the methods used are the most appropriate to reflect the consumption of the economic benefits inherent in the respective assets and accordingly, does not anticipate that the application of these amendments will have a material impact on the Entity’s consolidated financial statements.

Amendments IAS 27

An option is added, such that when separate financial statements are prepared (legal entity basis), the equity method of accounting for investments can be used for valuation of subsidiaries, joint ventures and associates.

b.	Reclassifications and restatements

Restatement of disclosures

Certain disclosures in the financial statements for the year ended December 31, 2013, have been restated as follows:

–	The amounts included in the concept of “write-offs” and “recoveries” in allowance for doubtful accounts, for the year ended December 31, 2013, were amended from Ps.208,248 and Ps.396,152, respectively, to Ps.534,097 and Ps.70,303, respectively (see Note 7.d).

–	The amounts disclosed in the aging of the past due but not impaired amounts receivable from customers mentioned in Note 7.b, was modified and balances relating to cost and estimated earnings in excess of billings on uncompleted contracts were removed. The Entity generally does not invoice cost and estimated earnings in excess of billings on uncompleted contracts until it has contractual right to do so, which usually happens with customer approval. Therefore, these amounts should not be part of past due but not impaired receivables. Additionally, the Entity observed that certain balances included in the original disclosure were considered in the estimate for doubtful accounts. Finally, the Entity changed the aging categories of 0, 30 and 120 days aged to between 180-359 days and 360 days and more, since it considers that these categories better reflect the past due accounts, in accordance with the nature of the Entity’s activities, the industry in which it operates and its average credit terms. Integration of disclosure in 2013, both originally filed and as amended, is as follows:

Original disclosure

	December 31, 2013
Up to 120 days	Ps.	3,352,068
120 to 360 days		3,891,207
More than 360 days		7,082,162

Total	Ps.	14,325,437

Modified disclosure

	December 31, 2013
Aged between 180 and 359 days	Ps.	648,487
Aged 360 days and thereafter		590,310

Total	Ps.	1,238,797

Reclassifications

Certain amounts presented in the financial statements as of and for the year ended December 31, 2013 have been reclassified to conform to the presentation used in 2014, as follows:

–	The integration of cost and estimated earnings in excess of billings on uncompleted contracts in Note 7.c and 7.f related to Rio de los Remedios, was decreased by Ps.2,296,030 and such amount is presented in a separate line titled guaranteed return.

–	Ps.10,337 of employee benefits (long-term) were reclassified to the other long-term liabilities line item.

c.	Operations and transactions in foreign currency

Translation of financial statements of foreign subsidiaries

The individual financial statements of each subsidiary of the Entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). To consolidate the financial statements of foreign subsidiaries, their financial information is translated into Mexican pesos (the reporting currency), considering the following methodology:

The operations in which the functional currency and the recording currency are the same, the financial statements of the entity are translated to the reporting currency using the following exchange rates: i) the closing exchange rate in effect at the date of the statement of financial position for assets and liabilities, ii) historical exchange rates for stockholders’ equity as well as revenues, costs and expenses. Translation effects are recorded in other comprehensive (loss) income.

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

In addition, in relation to a partial disposal of a subsidiary that includes a foreign operation that does not result in the Entity losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e. partial disposals of associates or joint arrangements that do not result in the Entity losing significant influence or joint control), the proportionate share of the accumulated exchange differences is reclassified to results.

Goodwill and fair value adjustments to identifiable assets acquired and liabilities assumed through acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Exchange differences arising are recognized in other comprehensive (loss) income.

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

A review of income and estimates for the projects currently in progress, to assess the operating margin of the sector costs, is performed quarterly. Additionally, on an annual basis, the Entity performs formal impairment tests based on discounted cash flow projections and to determine the expected rates of returns of the project. Such cash flow projections incorporate actual revenues and costs through the date of the evaluation as well as estimated future investments the Entity expects to incur to complete and sell the project. Revenues are projected based on the current selling price of the home, considering any discounts that the Entity may offer. Selling prices for the moderate-income sector are based on market studies of what a willing buyer would pay, comparable prices for similar projects in the areas in which the Entity develops and the general economic conditions in Mexico. The Entity only offers discounts on sale prices of homes when sales prices have increased over time and the discount would not exceed the original sale price of the home. The policy is not to grant discounts when the discounted sales price would result in a value lower than the carrying value of the inventory. Management determines discounts on a home-by-home basis. Cost estimates are based on the cost budgeting system as discussed above. Impairment is recognized when the sales price less costs to sell is less than the carrying amount of the inventory. Accordingly, the Entity only recognizes impairment on inventories in the moderate-income sector if it offers discounts greater than the operating margin or otherwise significantly reduce the prices below the operating margin because of, for example, market forces or deteriorating economic factors.

The Entity assesses the impairment of real estate inventories at each balance sheet date and appraisals are conducted every two years or more frequently if events or changes in circumstances indicate that certain amounts accrued will not be recoverable. If the valuation is less than the carrying value of the inventory, an impairment is recorded in results of the period in which the impairment was determined.

If circumstances that previously caused the reduction no longer exist or when there is clear evidence of an increase in net realizable value due to a change in economic circumstances, the previously recognized impairment is reversed.

g.	Property, machinery and equipment

Expenditures for property, machinery and equipment are capitalized and valued at acquisition cost.

Depreciation is recognized so as to write off the cost or deemed cost of assets (other than freehold land and properties under construction). Depreciation of buildings, furniture, office equipment and vehicles is calculated using the straight-line method over the useful life of the asset, taking into consideration the related asset’s residual value. Depreciation of machinery and equipment is calculated according to the hours of use method (machine hours used in regard to total estimated usage hours of the assets during their useful lives, which range from 4 to 10 years). Depreciation begins in the month in which the asset is placed in service. The useful lives of assets are as follows:

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

The depreciation of property, machinery and equipment is recorded in results. Land is not depreciated.

Disposal of assets

The gain or loss on the sale or retirement of an item of property, machinery and equipment is calculated as the difference between the net revenue from the sale and the carrying value of the asset, and is recognized in income when all risks and rewards of ownership of the asset is transferred to the buyer, which generally occurs when ownership of the asset is transferred to the buyer.

Replacements or renewals of complete items that extend the useful life of the asset, or its economic capacity are recognized as an increase to property, machinery and equipment, with the consequent withdrawal or derecognition of the replaced or renewed.

Construction in progress

Construction in progress is carried at cost less any recognized impairment loss. Cost includes professional fees and, in the case of qualifying assets, borrowing costs capitalized in accordance with the accounting policy of the Entity. Such properties are transferred to the appropriate categories of property, machinery and equipment when completed and ready for intended use. The depreciation of these assets, as well as other properties, begins when the assets are ready for use.

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

Financial leasing

In financial leasing where the Entity is the lessee, assets are initially recognized as assets of the Entity at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The liability to the lessor is included in the statement of financial position as other accounts payable.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Entity ’s general policy for borrowing costs (see paragraph j).

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

Identifiable assets acquired and liabilities assumed of the acquiree that meet the conditions for recognition under IFRS 3, Business Combinations are recognized at their fair value at the acquisition date, except that:

•	Deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 and IAS 19 respectively;

•

Liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Entity entered into to replace share-based payment arrangements of the acquire are measured in accordance with IFRS 2, Share-based Payments (“IFRS 2”) at the acquisition date; and

•	Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 are measured in accordance with that standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquire, and the fair value of previous shareholding of the acquirer in the acquire (if any) over the net amounts of identifiable assets acquired and liabilities assumed at the acquisition date. If after a revaluation net of the amounts of identifiable assets acquired and liabilities assumed at the date of acquisition exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of previous shareholding the acquirer in the acquiree (if any), the excess is recognized immediately in the income statement as a gain on bargain purchase.

Non-controlling interests that are shareholdings and entitle their holders a proportionate share of the net assets of the acquired Entity in the event of liquidation can be initially measured either at fair value or the value of the proportionate share of non-controlling interest in the amounts recognized of the identifiable net assets of the acquired Entity. The measurement option is applicable on each transaction. Other types of non-controlling interests are measured at fair value or, when applicable, based on the specification by others IFRS.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Entity reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

“Measurement period” is from the date of purchase until the Entity has obtained full information about facts and circumstances that existed at the date of acquisition, and can not exceed one year from the acquisition date.

When the consideration transferred in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Subsequent changes in fair value are adjusted against the cost of acquisition when they are classified as measurement period adjustments. The accounting treatment for changes in fair value of contingent consideration that does not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), as appropriate, recognizing the corresponding gain or loss in the statement of results and other comprehensive income (loss).

Goodwill is not amortized and is subject to impairment tests annually or earlier if indicators of impairment are presented. For assessing impairment, goodwill is allocated to each cash-generating unit of which the Entity expects to make profits. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the unit and then to the other assets of unit, proportionally, based on the carrying amount of each asset in the unit. The impairment loss recognized for goodwill purposes cannot be reversed at a later period.

Upon the disposal a subsidiary, the amount attributable to goodwill is included in determining the gain or loss on disposal.

The Entity’s policy for goodwill arising from the acquisition of an associate is described in subsection (l) below.

When a business combination is achieved in stages, the previously held equity interest in the acquiree is remeasured to fair value at the acquisition date (i.e. the date when the Entity obtains control) and the resulting gain or loss, if any, is recognized in results. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

l.	Investments in associates and joint ventures

An associate is an entity over which the Entity has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

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

Under the equity method, an investment in an associate or joint venture is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Entity’s share of the profit or loss and other comprehensive income of the associate or joint venture. When the Entity’s share of losses of an associate exceeds the Entity’s interest in that associate (which includes any long-term interests that, in substance, form part of the Entity’s net investment in the associate), the Entity discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Entity has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

Any excess of the cost of acquisition over the Entity’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate or joint venture recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Entity’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

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

Upon disposal of an associate or joint venture that results in the Entity losing significant influence over that associate or joint venture, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with IAS 39. The difference between the previous carrying amount of the associate or joint venture attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate or joint venture. In addition, the Entity accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate or joint venture would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Entity reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when it loses significant influence over that associate or joint venture.

When a group entity transacts with its associate or joint venture, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Entity’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Entity.

m.	Interest in joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

When a subsidiary of the Entity operates in the context of joint operations, the Entity as a joint operator recognizes in relation to its interest in a joint operation:

•	Its assets, including its share of any assets held jointly.

•	Its liabilities, including its share of any liabilities incurred jointly.

•	Its revenue from the sale of its share of the output arising from the joint operation.

•	Its share of the revenue from the sale of the output by the joint operation.

•	Its expenses, including its share of any expenses incurred jointly.

When a subsidiary of the Entity enters into transactions with a joint arrangement in which it is a joint operator (such as a sale or contribution of assets), the Entity is considered to be conducting the transaction with the other parties to the joint operation, and gains and losses resulting from the transactions are recognized in the Entity’s consolidated financial statements only to the extent of other parties’ interests in the joint operation.

When a subsidiary of the Entity enters into transactions with a joint operation in which an entity of the Entity is a joint operator (such as a purchase of assets), the Entity does not recognize its share of the gains and losses until it resells those assets to a third party.

n.	Investment in concessions

Under all of the Entity’s concession arrangements, (i) the grantor controls or regulates what services the Entity must provide with the infrastructure, to whom it must provide them, and at what price; and (ii) the grantor controls, through ownership, any significant residual interest in the infrastructure at the end of the term of the arrangement. Accordingly, the Entity classifies the assets derived from the construction, administration and operation of the service concession arrangements either as intangible assets, financial assets (accounts receivable) or a combination of both.

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

Financial assets are recorded at fair value and are valued at amortized cost by calculating interest by the effective interest method at the date of the financial statements, based on the yields determined for each of the concession contracts. Interest income on financial assets from concessions are recognized within revenues, as they form part of ordinary operations of the Entity and as such, form part of the general objective of the concession activity, carried out regularly and thereby providing revenues on a routine basis.

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

Major maintenance provisions

The Entity measures and recognizes its contractual obligations related to major maintenance of infrastructure as it accrues, in conformity with IAS 37. When the effect of the time value of money is material, the amount of the provision equals the present value of the expenditures expected to be required to settle the obligation. Where discounting is used, the carrying amount of the provision increases each period to reflect the passage of time and this increase is recognized as a borrowing cost. After initial recognition, provisions are reviewed at the end of each reporting period and adjusted to reflect current best estimates. Adjustments to provisions arise from three sources: (i) revisions to estimated cash flows (both in amount and timing); (ii) changes to present value due to the passage of time; and (iii) revisions of discount rates to reflect prevailing current market conditions. In periods following the initial recognition and measurement of the maintenance provision at its present value, the provision is revised to reflect estimated cash flows being closer to the measurement date. The unwinding of the discount relating to the passage of time is recognized as a financing cost and the revision of estimates of the amount and timing of cash flows is a reassessment of the provision and charged or credited as an operating item within the consolidated statements of results and other comprehensive income (loss).

The Entity establishes periodic maintenance plans to the infrastructure for airports. The estimated major maintenance costs are based on the master develop plan (MDP), which is reviewed and updated every five years. These plans are sufficient to maintain the concession within the conditions specified by the grantor and to ensure delivery of the assets in good condition at end of the term of the concession.

o.	Government grants

Agencies of the Mexican government have provided grants to the Entity to finance certain concession investments. The conditions set forth with respect to the grants are approved by the competent agencies.

The Entity identifies government grants with assets for which the grant implies the purchase of the asset or the construction or acquisition of other assets, restricting the type or location of such assets or the periods during which they are to be acquired or held to match the terms and conditions of the grant.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Entity with no future related costs are recognized in profit or loss in the period in which they become receivable.

Grants for the acquisition of assets are presented net against the related asset, and are applied to results over the same period and using the same amortization criteria as that of the related asset, except when they are recognized at the time of their collection, because no basis existed for allocating a grant to periods other than that in which it was received.

Government grants are not recognized until there is reasonable assurance that the Entity will comply with the conditions attached to them and that the grants will be received. Receipt of a grant does not provide conclusive evidence that the conditions attached to it have been or will be fulfilled.

p.	Prepaid expenses

Prepaid assets mainly consist of costs related to uncompleted construction contracts, (mainly related to insurance and performance bonds) which are recorded at historical cost and amortized over the estimated useful life of the asset, as applicable.

q.	Applications of IT

Costs associated with software maintenance are recognized as expenses when incurred. The acquisition and development costs that are directly attributable to the design, implementation and testing of identifiable and unique software that the Entity manages, are recognized as other assets when they fulfill the following criteria:

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

The Federal Government granted the airport concessions as a package of thirteen airports. The concessionaires are required to operate the airports, independently of the results that generate individually; therefore, each airport individually can not be considered as a cash generating unit; the assessment of impairment is determined by considering the figures of the entire airports segment.

s.	Assets classified as held for sale

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

When the Entity is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Entity will retain a non-controlling interest in its former subsidiary after the sale.

When the Entity is committed to a sale plan involving disposal of an investment, or a portion of an investment, in an associate or joint venture, the investment or the portion of the investment that will be disposed of is classified as held for sale when the criteria described above are met, and the Entity discontinues the use of the equity method in relation to the portion that is classified a held for sale. Any retained portion of an investment in an associate or a joint venture that has not been classified as held for sale continues to be accounted for using the equity method. The Entity discontinues the use of the equity method at the time of disposal when the disposal results in the Entity losing significant influence over the associate or joint venture.

After the disposal takes place, the Entity accounts for any retained interest in the associate or joint venture in accordance with IAS 39 unless the retained interest continues to be an associate or a joint venture, in which case the Entity uses the equity method (see the accounting policy regarding investments in associates or joint ventures described in paragraph l).

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

The circumstances of each asset available for sale are analyzed when the sale is not made within a year to ensure it remains appropriate to classify it as available for sale.

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

As of December 31, 2014 and 2013 the UDI value was Ps.5.2704 and Ps.5.0587, respectively.

u.	Financial instruments

Financial assets and financial liabilities are recognized when the Entity becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets are classified into four categories, which in turn determine the form of recognition and valuation of financial assets: “Financial assets at fair value through profit or loss”, “investments held-to-maturity”, “financial assets available-for-sale” and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined by the administration of the Entity upon initial recognition. The Entity generally only has financial assets at fair value through profit or loss and loans and receivables.

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

The Entity is exposed to risks that are managed through the implementation of systems related to identification, measurement, limitation of concentration, mitigation and supervision of such risks. The basic principles defined by Entity in the establishment of its risk management policy are the following:

•	Compliance with Corporate Governance Standards

•

Establishment, by each different business line and subsidiary, of risk management controls necessary to ensure that market transactions are conducted in accordance with the policies, rules and procedures of the Entity

•	Special attention to financial risk management, basically composed by interest rate, exchange rate, liquidity and credit risks (see Note 30).

Risk management in ICA is mainly preventive and oriented to the medium- and long-term, taking into consideration the most probable scenarios of evolution of the variables affecting each risk.

w.	Derivate financial instruments

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

Hedge accounting

At the inception of the hedge relationship, the Entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Entity documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

When the related transaction fulfills all hedge accounting requirements, the derivative is designated as a hedging instrument when the contract is entered (either as a hedge of cash flow or hedge of foreign currencies or a fair value hedge). The decision to apply hedge accounting depends on economic or market conditions and economic expectations in the national or international markets. When the Entity contracts a derivative financial instrument for hedging purposes from an economic perspective but that instrument does not comply with all requirements established by IFRS to be considered as hedging instruments, gains or losses from such derivative financial instrument is applied to the results in the period in which it occurs.

The Entity’s policy not to enter into derivative financial instruments for speculative purposes, but certain instruments entered into by the Entity that do not qualify as hedging instruments and accounted for as trading instruments and the fluctuation in fair value is recognized in the financial results of the period in which they are measured.

Effectiveness tests of derivatives that qualify as hedging instruments from an accounting perspective are performed at least once every quarter and every month, if there is a significant change.

Note 26 include details of the fair values of derivative instruments used for hedging purposes.

Fair value hedges

The change in the fair value of the hedging instruments and the change in the hedged item attributable to the hedged risk are recognized in the line item in the statement of income and other comprehensive (loss) income relating to the hedged item.

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

Interruption of hedge accounting

Hedge accounting is discontinued when the Entity revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any accumulated gain or loss on the hedging instrument recognized in other comprehensive income remains there until the hedged item affects results. When a forecasted transaction is no longer expected to occur, the accumulated gain or loss is reclassified immediately to results.

Embedded derivatives

Hedge accounting is discontinued when the Entity revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any accumulated gain or loss on the hedging instrument recognized in other comprehensive income remains there until the hedged item affects results. When a forecasted transaction is no longer expected to occur, the accumulated gain or loss is reclassified immediately to results.

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

Provisions are recognized when the Entity has a present obligation (legal or constructive) as a result of a past event, when it is probable that the Entity will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties associated with the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

The main provisions recognized by the Entity are for major maintenance (for concession assets), completion of construction and machinery leasing and related guarantees, and are classified as current or noncurrent based on the estimated time period to settle the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Contingent liabilities acquired in a business combination

Contingent liabilities acquired in a business combination are initially measured at fair value at the acquisition date. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37 and the amount initially recognized less cumulative amortization recognized in accordance with IAS 18 Revenue.

y.	Reserve for repurchase of shares

The Entity records a reserve for the repurchase of shares from amounts appropriated from retained earnings, to strengthen the supply and demand of its shares in the stock market, as permitted by Mexican Securities Law. The shareholders authorize the maximum disbursement for the repurchase of shares.

Purchases and sales of treasury shares are recorded decreasing or increasing stockholders’ equity of the Entity through the reserve for the repurchase of shares account, based on the cost of reacquisition and replacement of such shares, respectively. Any gain or loss is recorded as additional paid-in capital. Gains or losses arising from the purchase, sale, issue or cancellation of equity instruments of ICA are not recognized in results.

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

In December 2013, Congress approved the proposal of the Federal Government to amend certain aspects of the Law on Income Tax, among others, eliminate tax consolidation regime in which ICA was authorized by the Ministry of Finance and Public Credit to prepare its income tax on a consolidated basis, which included the proportional tax of taxable income or loss of its Mexican subsidiaries. The government established three alternatives are offered to companies to deconsolidate from a tax perspective and thus determine the deferred tax at December 31, 2013, including a deferred payment scheme over the next five fiscal years for the impact of deconsolidation.

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

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Entity is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Entity expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

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

For the purposes of measuring deferred tax liabilities and deferred tax assets for investment properties that are measured using the fair value model, the carrying amounts of such properties are presumed to be recovered entirely through sale, unless the presumption is rebutted. The presumption is rebutted when the investment property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The management of the Entity reviewed the Entity’s investment property portfolios and concluded that none of the Entity’s investment properties are held under a business model whose objective is to consume substantially all of the economic benefits embodied in the investment properties over time, rather than through sale. Therefore, the Entity has determined that the “sale” presumption set out in the amendments to lAS 12 is not rebutted.

Assets and deferred tax liabilities are offset when a legal right to offset assets with liabilities exists and when they relate to income taxes relating to the same tax authorities and the Entity intends to liquidate its assets and liabilities on a net basis.

aa.	Employee benefits

Retirement benefit costs and termination benefits

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

The Entity presents the first two components of defined benefit costs in profit or loss in the line item costs and general expenses. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Entity’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

A liability for a termination benefit is recognized at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.

Short-term employee benefits

Liabilities recognized in connection with employee benefits in the short term are valued at the undiscounted amount of benefits expected to be paid in exchange for related services.

Certain subsidiaries are subject to statutory employee profit sharing (“PTU”) payment stemming from legal dispositions, which is recorded in the results of the year in which it is incurred and presented under general expenses in the consolidated statements of income and other comprehensive (loss) income.

A liability is recognised for benefits accruing to employees in respect of wages and salaries, annual leave and sick leave in the period the related service is rendered at the undiscounted amount of the benefits expected to be paid in exchange for that service.

bb.	Share-based payments

Based on IFRS 2, a share-based payment of ICA, granted to executives, is classified as an equity instrument, and is recognized when the services are received by the Entity subsequently settled by delivering shares. The cost of equity an instrument reflects their fair value at the date of grant and is recognized in earnings during the period in which the executive rights to the benefit accrue.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straightline basis over the vesting period, based on the Entity’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Entity revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to additional paid-in capital.

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

In projects financed by the Entity in which the value of the contract includes revenues from work execution and financing, only borrowing costs directly related to the acquisition or construction of assets, less any yield obtained by the temporary investment of such funds and the foreign exchange loss to the extent it is an adjustment to interest costs, are attributed to contract costs. Borrowing costs that exceed estimates and are not contractually reimbursed by customers are not part of the contract costs. In these types of contracts, the collection of the contract amount from the client may take place at the end of the project. However, periodic progress reports are presented to and approved by the customer, which form the basis for the Entity to obtain where appropriate, financing for the project in question.

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

Under the terms of various contracts, revenue recognized is not necessarily related to the amounts billable to customers. Management periodically assesses the reasonableness of its receivables. In cases where there are indications of difficulty of their recovery, estimates for doubtful accounts are recognized through results of the year they are determined. The estimate is based on the best judgment of the Entity under the circumstances prevailing at the time of determination, modified by changes in circumstances.

The line item “Cost and Estimated Earnings in Excess of Billings on Uncompleted Contracts” included in the heading of “Customers”, originates from construction contracts and represents the difference between the costs incurred plus recognized profit (or less any recognized losses) and less certifications made for all contracts in progress, in excess of the amount of the certificates of work performed and invoiced. Any amounts received before work has been performed are included in the consolidated statement of financial position as a liability, as advances from customers. Amounts invoiced from the performed work but not yet paid by the customer are included in the consolidated statement of financial position as billings on contracts and other receivables.

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

For sales of developments in which financial resources are obtained from financial institutions, revenue is recognized only when the properties are completed, the respective financing is received and the deed had been finalized. When the Entity provides financing, revenue is recognized upon the execution of the deed of delivery-receipt, which is the moment upon which the risks, benefits, rights and obligations of the property have been transferred to the buyer and only when is probable that the economic benefits associated with the transaction will flow to the Entity. The Entity retains neither ongoing management involvement in the property sold in the degree to which usually is associated with an owner, except for the reservation of title, which is released at the time the price has been paid in full and the deed is ultimately processed.

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

Leasing revenues

The Entity’s policy for recognition of revenue from operating leases is described in subparagraph i) of this note (the Entity as lessor).

Revenue from services

Revenues from services are recognized when services are rendered.

Income from fair value

The fair value determined at initial recognition of assets acquired in a transfer, where the assets acquired will be utilized in the ordinary operations of the Entity, is recognized as income in the consolidated statement of results and other comprehensive income (loss).

dd.	Basic and diluted earnings per share

Basic earnings per share is computed over three levels of income, dividing: a) income from continuing operations attributable to the controlling interest, b) income from discontinued operations attributable to the controlling interest and c) the net income of the controlling interest, over the weighted average number of common shares outstanding during the year. The dilutive effect of the Entity’s potential ordinary shares does not have a significant material effect on the Entity’s determination of earnings per share; thus diluted earnings per share approximates basic earnings per share during the years ended December 31, 2014, 2013 and 2012.

5.	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Entity’s accounting policies, which are described in Note 4, management of is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

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

•	Evaluation of the existence of control in subsidiaries, joint control or significant influence over investments in joint ventures and investments in associates (Note 17, 18 and 19).

•	The assessment of the circumstances and requirements for assets held available for sale (Note 34).

•

Through December 31, 2012, for the determination of deferred taxes, the Entity prepared projections of future taxable income for period over which deferred taxes will reverse, in order to establish whether it expected to pay IETU or ISR in those years for purposes of determining the basis of the deferred income tax. The Entity noted that certain subsidiaries will only incur ISR, while others will only incur IETU; it had therefore recognized deferred taxes by using the basis applicable for each legal entity. As of January 1, 2014, IETU was eliminated, such that deferred income taxes are only recognized on an ISR basis (Note 28).

•

The Entity’s defined benefit obligation is discounted at the rate set by reference to market yields at the end of the reporting period on government bonds. Significant judgment is required when setting the criteria for bonds to be included in the population from which the yield curve is derived (Note 40).

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

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

•

Estimates of total construction contract revenues, costs and profits, according to the accounting for percentage of completion; and the determination of the responsibilities of the Entity relating to certain contingencies, including the result of pending work to be executed or future litigation, arbitration or other dispute resolution procedures relating to claims on contracts (Note 4.cc and 30).

The construction process of the Entity, apart from its technical and operating processes, have legal and economic aspects that require the Entity to determine the probability that the economic benefits related to claims for executed works will flow to the Entity, as follows:

Construction contracts in which the Entity participates are typically regulated by the legislation of various Mexican jurisdictions, which recognize the contractor’s right to receive payment for work completed. As a legal matter, the client owns projects in process and the contractor (e.g., ICA) is entitled to payment for these projects, even when payment might not occur until completion of the contract. Standard contract terms also establish the contractor’s right to receive payment for work completed. In addition, the Entity has internal procedures in place that uphold the requirements of completed projects for its clients, such as the construction logbook, approvals of the physical progress by the client’s supervisor, work contracts and, when necessary, addendums and/or modifications to the foregoing. The reconciliation and recognition of work performed, in addition to pricing, is a slower process which may extend beyond one year.

A significant portion of the Entity’s public sector contracts are executed with state governments or governmental institutions. The changes in the federal administration have led to changes in the administrations of these state institutions, which has notably slowed the approval process related to work performed.

The Entity believes that the potential credit risk related to construction contracts is adequately covered because the construction projects in which the Entity participates generally involve customers of recognized solvency, Note 7.e.

•

In order to estimate doubtful accounts receivable, among other elements, the Entity considers the credit risk derived from the customer’s financial position and any significant collection delays based on the terms agreed in construction service agreements (Note 7).

•	The realizability of real estate inventory (Notes 4.f and 10) and long-term accounts receivable (Note 7.c).

•	Fair value of assets acquired in business combinations (Note 3.f).

•

The long-lived assets of the Entity correspond to property, machinery and equipment and concessions granted by the Mexican government and foreign governments for the construction, operation and maintenance of roads, bridges and tunnels, airport management and municipal services. The Entity reviews the estimated useful life and depreciation and amortization methods used for tangible and intangible assets derived from concessions at the end of each reporting period and the effect of any changes in estimates are recognized prospectively. Annually, to assess any evidence of impaired assets, the Entity prepares a value in use calculation assigned to each cash-generating unit, in the case of certain assets. The estimate of value in use requires the Entity to determine future cash flows to be derived from the cash generating units and an appropriate discount rate to calculate the present value. The Entity uses cash flow projections of revenue based on estimates of market conditions, the calculation of prices and volumes of traffic (Notes 13 and 14).

•

The Entity reviews the estimated useful lives and residual values of property, machinery and equipment at the end of each annual period. Based on the detailed analysis, Entity management makes modifications in the useful lives of certain property, machinery and equipment. The level of uncertainty associated with estimates of useful lives is related to changes in the market and use of assets because of production volumes and technological development (Note 13).

•	Valuations for determining the recoverability of deferred tax assets and recoverable asset tax (Note 28).

•	The estimates made by the independent appraisers in determining the fair value of investment property (Note 15).

•

In determining whether goodwill is impaired, the Entity makes an estimate of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires that the Entity to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value (Note 16).

•

Management prepares estimates to determine and recognize the provision necessary for the maintenance and repair of highways and other infrastructure under concession, which affects the results of the periods in which the infrastructure under concession becomes available for use and through the date on which the maintenance and/or repair work is performed. The Entity makes estimates to determine and recognize the provision for project completion, rental and maintenance of equipment, which is determined based on the degree of completion of projects and the hours of operation in the case of machinery. To determine certain provisions, the Entity uses factors related to lead times for construction contracts and production volume, as well as hours of use for owned and leased machinery (Note 23).

•

The Entity values and recognizes derivatives at fair value, regardless of the purpose for holding them. Its bases fair value on market prices for derivatives traded in recognized markets. If no active market exists, the derivative instrument is valued using the valuations of counterparties (valuation agents) verified by a price provider authorized by the National Registry of Securities (Registro Nacional de Valores). These valuations are based on methodologies recognized in the financial sector and are supported by sufficient and reliable information. Techniques and methods of valuation of derivative financial instruments are disclosed in Note 26.

Although these estimates were made based on the best information available at December 31, 2014, it is possible that events may take place in the future that will require their modification (increases or decreases) in subsequent years, which such modification would be made prospectively in the Entity’s consolidated financial statements.

6.	Cash, cash equivalents and restricted cash

a.	Cash and cash equivalents at each period end as shown in the statement of financial position are composed as follows:

	December 31,
	2014		2013
Cash	Ps.	1,585,994	Ps.	1,140,955
Cash equivalents:
Bank paper		2,073,851		1,270,604
Government securities		—		192,161
Commercial paper		734,118		492,084
Other		483,259		273,978

Total (1)	Ps.	4,877,222	Ps.	3,369,782

b.	Restricted cash and cash equivalents are as follows:

	December 31,
	2014		2013
Cash	Ps.	2,148,788	Ps.	2,009,979
Bank paper		267		—
Government securities		—		4,146
Other		54,661		32,901

Total (1)		2,203,716		2,047,026
Long-term		(54,661)		(37,047)

Current	Ps.	2,149,055	Ps.	2,009,979

(1)	As of December 31, 2014 and 2013, total cash, cash equivalents and restricted cash are Ps.7,081 million and Ps.5,417 million, respectively.

Restricted cash represents cash and cash equivalents of the trusts created for concessions, and are affected by the collection of tolls, net of payments of operating expenses and maintenance of concession projects. Funds are assigned based on credit agreements and the trust agreement in effect. The use of these funds is restricted to the payment of the release of rights of way, construction, operation and maintenance of concessions and for payment and guarantees of debt. At December 31, 2014 and 2013, restricted cash includes a balance of Ps.883 million and Ps.1,248 million, respectively corresponding to the construction of the section of the Kantunil-Cancun-Playa del Carmen Highway.

7.	Customers

a.	As of December 31, 2014 and 2013, the balance of short-term customers is as follows:

	December 31,
	2014		2013
Billings on contracts (1)	Ps.	4,197,754	Ps.	4,081,336
Retained billings on contracts		335,121		171,406
Guarantee deposits		131,207		160,015
Notes receivable		899,872		677,397
Discounted notes		144,759		89,635

		5,708,713		5,179,789
Cost and estimated earnings in excess of billings on uncompleted contracts		12,683,440		11,717,925
Allowance for doubtful accounts(2)		(413,629)		(837,491)

Total customer receivables from sales and services	Ps.	17,978,524	Ps.	16,060,223

(1)	As of December 31, 2013, the balance of billings on contracts included Ps.653 million from the La Yesca Hydroelectric Project, which were collected during 2014. In conformity with the financed public works mixed-price contract executed with the Comision Federal de Electricidad (“CFE”), in November and December 2012, the CFE signed the provisional acceptance of the first and second turbogenerator unit of La Yesca. As a result of this, ICA received in December 2013, a payment of U.S$140 million and in 2012, received the first and second payment in the amount of the U.S$1,042 million, which were applied in full to settle debt related to the project. The contract receivables and the cost and estimated earnings in excess of billings on uncompleted contracts bear annual interest at an average 5.24% rate.
(2)	During 2014, there was a reclassification of certain accounts receivable from current to non-current. This reclassification was also made in the allowance for doubtful accounts.

Customer receivables are measured at amortized cost.

ICA’s Management considers the carrying amount of accounts receivable represents its fair value. There is no interest charged on current accounts receivable classified as customers. At December 31, 2014 and 2013, the Entity recognized an allowance for doubtful accounts of Ps. 1,457 million and Ps.897 million, respectively, determined based on the experience of counterparty default and an analysis of their current financial position. Besides customers mentioned in Note 41, no other customer represents more than 5% of the total balance of accounts receivable.

ICA’s principal customers are concentrated in the construction segment and represent 73%, 78%, and 82% of total consolidated revenues for the years ended December 31 2014, 2013 and 2012, respectively, see Note 41.

The management of accounts receivable and the determination of the need for a reserve are carried out by each individual entity that forms part of the consolidated financial statements, as each entity has more thorough knowledge of the financial situation and relationship with each of its customers. However, in each of the Entity’s lines of business, certain guidelines exist regarding specific characteristics that each customer must possess depending on the nature of the line of business. For foreign private clients, the Entity’s policy is to generally require payments in advance at the start of the project and routine collections on a short-term basis to allow positive working capital management.

Accounts receivable to customers include amounts that are past due at the end of the reporting period (see analysis below for aging), but for which the Entity has not recognized any allowance for bad debts since there has been no significant change in credit quality and the amounts are still considered recoverable. The Entity does not maintain any collateral or other credit enhancement on those balances, nor does it have the legal right of offset against any amount owed by the Entity to the counterparty.

b.	Accounts past due, but not impaired, which are not considered in the allowance for doubtful accounts, are as follows:

	December 31,
	2014		2013
Aged between 180 and 359 days	Ps.	259,421	Ps.	648,487
Aged 360 days and thereafter		297,252		590,310

Total	Ps.	556,673	Ps.	1,238,797

Average age (days)		193		197

In accordance with the nature of the Entity’s activities, the industry in which it operates and its average credit terms, the Entity has determined that accounts receivable aged greater than 180 are considered past due. The following table indicates billed accounts receivable past due but not impaired of main projects at December 31, 2014 and 2013:

	December 31, 2014				December 31, 2013
	180 and 359 days		360 days and thereafter		180 and 359 days		360 days and thereafter
Tunel Emisor Oriente	Ps.	—	Ps.	2,386	Ps.	94,000	Ps.	345,000
PAC 4		13,782		—		116,495		—
Arco Sur		100,303		11,600		—		11,790
Hospital General Gea Gonzalez		—		26,027		26,027		—

	December 31, 2014				December 31, 2013
	180 and 359 days		360 days and thereafter		180 and 359 days		360 days and thereafter
Centro Internacional de Convenciones BCS		—		858		91,025		—
Centro de Readaptación Nayarit		—		—		193,038		—
Acueducto Paralelo Chicbul		—		31,856		31,856		—
Distribuidor Vial Puebla		—		—		32,741		—
Centro Comercial Mayaland		—		20,509		—		20,509
Emergencia Acapulco		94,997		—		—		—
Autopista Nuevo Necaxa Tihuatlan		19,367		—		—		—
Hospital General La Paz		9,375		690		8,969		690
Queretaro Irapuato		—		180,979		—		180,979
Others		21,597		22,347		54,336		31,342

	Ps.	259,421	Ps.	297,252	Ps.	648,487	Ps.	590,310

c.	The balance of long-term customers is as follows:

	December 31,
	2014		2013
Notes receivable	Ps.	141,569	Ps.	616,602
Billings on contracts (1)		8,459,849		8,830,366
Guaranteed return (1)		3,321,068		2,296,030
Accounts receivable from related party		14,907		—

		11,937,393		11,742,998
Cost and estimated earnings in excess of billings on uncompleted contracts (2)		5,540,996		1,561,133

Allowance for doubtful accounts (3)		(1,043,422)		(59,319)

	Ps.	16,434,967	Ps.	13,244,812

(1)	As of December 31, 2014 and 2013, includes Ps.11,740 million and Ps.11,126 million of billings, and Ps.699 million and Ps.696 million of cost and estimated earnings in excess of billings on uncompleted contracts, respectively, that correspond to the contract for the construction of the Rio de los Remedios-Ecatepec Highway which Naucalpan Ecatepec S.A. de C.V. (“ANESA”), subsidiary of ICA, signed with the Highway, Airports, and Other Related and Auxiliary Services System of the State of Mexico, “SAASCAEM” (for its acronym in Spanish). Payment, including a guaranteed return on investment, as well as the guarantee of recovery of investment and all related financing, will be made on the basis of collections of tolls charged by the trust set up for this purpose. Collections will be made until the recovery of the investment plus an internal rate of return of 10%, which is estimated to be over a time period of 37 years. On March 1, 2013, tranche 3 of the highway, covering the area from Vallejo Avenue to the Mexico- Pachuca highway, began operations. From this date, the tranche in operation, in conjunction with tranche 1 (Puente de Vigas- A. Vallejo), covers a total length of 12.1 kilometers.
(2)	At December 31, 2014 and 2013, includes Ps.3.745 million the Metro Line 12 project, see Note 29.c.
(3)	During 2014, as a result of new circumstances occurring during the year, accounts receivable were reclassified from current to long-term; consequently, the corresponding allowance for doubtful accounts was also reclassified, see subsection a).

d.	The allowance for doubtful accounts, considering both current and long-term is:

	December 31,
	2014		2013
Billings on contracts	Ps.	203,110	Ps.	94,602
Cost and estimated earnings in excess of billings on uncompleted contracts		—		536,207
Trade receivable		210,519		206,682

Current		413,629		837,491
Cost and estimated earnings in excess of billings on uncompleted contracts		1,043,422		—
Notes receivable		—		59,319

Long-term		1,043,422		59,319

Total allowance for doubtful accounts (1)	Ps.	1,457,051	Ps.	896,810

(1)	As of December 31, 2014 and 2013, impaired accounts receivable represent customers with balances 360 days or more past due and correspond mainly to the construction and airports segments.

The changes in the allowance for doubtful accounts

	December 31,
	2014		2013		2012
Beginning balance	Ps.	896,810	Ps.	1,401,269	Ps.	1,332,010
Increases		732,571		99,941		376,408
Write-offs		(65,984)		(534,097)		—
Recoveries		(121,149)		(70,303)		(307,149)
Business combination		12,475		—		—
Effect of translation		2,328		—		—

Ending balance	Ps.	1,457,051	Ps.	896,810	Ps.	1,401,269

e.	The cost and estimated earnings in excess of billings on uncompleted contracts is originated by construction contracts, as mentioned in Notes 4 (cc) and 5.b and represents the difference between the costs incurred plus recognized profits and / or less recognized losses and less certification amounts of work performed and billed on uncompleted contracts, as a result of applying the percentage of completion method of accounting for construction revenues. Requirements exist that must be met before billing of the cost and estimated earnings in excess of billings on uncompleted contracts, which are established in the billing terms defined in each of the contracts. Furthermore, the billings of change orders and claims are subject to the reconciliation of work, definition of the prices and the final resolution between the parties.

The Entity believes that the amounts of cost and estimated earnings in excess of billings on uncompleted contracts are current according to the status of projects, the documentation that supports the work performed, the progress of negotiations with the customer to reconcile balances for works such as additional works and contract changes, and the characteristics of its operation. Although costs and earnings in excess of billings may be outstanding for more than 365 days, based on the characteristics of the operation, the Entity believes that is able to collect within the normal course of operations under any of those contracts, given that most often times, they are outstanding as a result of contract changes and modifications, which are negotiated with and approved by the client. The amounts generally have to go through various reconciliation and administrative processes which may take more time than originally estimated. The Entity believes that its classification as current is appropriate. The Entity classifies these receivables as long-term only when collection is contractually agreed to be long-term or when the amounts are in a legal recovery process. Additionally, based on management estimates, the allowance for doubtful accounts of costs and estimated earnings in excess of billings on uncompleted contracts is sufficient.

At December 31, 2014 and 2013, the composition of the cost and estimated earnings in excess of billings on uncompleted contracts, according to the date it was recorded, is as follows:

	December 31,
	2014		2013
0 to 90 days	Ps.	4,523,189	Ps.	1,911,816
91 to 360 days		3,489,923		3,839,977
More than 360 days		4,670,328		5,966,132

		12,683,440		11,717,925

Plus:
Long-term		5,540,996		1,561,133

Total cost and estimated earnings in excess of billings on uncompleted contracts	Ps.	18,224,436	Ps.	13,279,058

The cost and estimated earnings in excess of billings on uncompleted contracts includes revenue related to claims. For determining the probability of recovery, the Entity considers factors such as the evaluation of law, collections received to date and its experience with customer. The recovery of these items can take more than a year, depending on whether the matter can be resolved directly with the customer or a litigation or arbitration is necessary. When there is new information, an adjustment is made in the recoverable amount and is recognized in results in the period in which the change occurs.

In the long-term balance of cost and estimated earnings in excess of billings at December 31, 2014, there are approximately Ps.4.264 million subject to pending litigation or dispute resolution procedures, as described in Note 29. These amounts reflect the estimates of management regarding the probability of recovery of the amount of claims in dispute, considering such factors as the evaluation of law, collections through the reporting date and experience with customer.

f.	At December 31, 2014 and 2013, the balance of cost and estimated earnings in excess of billings on uncompleted contracts is as follows:

	Projects
	CEFERESO Nayarit		Mitla highway		Linea 12		Eastern Discharge Tunnel		Barranca Larga- Ventanilla highway		Rio de los Remedios		Other projects		December 31, 2014
Costs incurred on uncompleted contracts	Ps.	4,179,179	Ps.	3,403,199	Ps.	13,010,762	Ps.	5,562,268	Ps.	2,485,430	Ps.	8,351,636	Ps.	62,169,139	Ps,	99,161,613
Estimated earnings		1,268,307		807,564		—		981,487		702,899		—		6,718,239		10,478,496
Losses incurred		—		—		(4,050)		—		—		—		—		(4,050)

Recognized revenue		5,447,486		4,210,763		13,006,712		6,543,755		3,188,329		8,351,636		68,887,378		109,636,059
Less: billings to date		3,889,502		3,536,087		9,261,318		5,349,557		1,819,631		7,652,434		59,994,085		91,502,614

Total cost and estimated earnings in excess of billings on uncompleted contracts		1,557,984		674,676		3,745,394		1,194,198		1,368,698		699,202		8,893,293		18,133,445
Effect of translation		—		—		—		—		—		—		90,991		90,991
Less:
Non - current cost and estimated earnings in excess of billings on uncompleted contracts		577,437		—		3,745,394		—		—		699,202		518,963		5,540,996

Current cost and estimated earnings in excess of billings on uncompleted contracts	Ps.	980,547	Ps.	674,676	Ps.	—	Ps.	1,194,198	Ps.	1,368,698	Ps.	—	Ps.	8,465,321	Ps.	12,683,440

	CEFERESO Nayarit		Tunel Rio Medellin (1)		Linea 12		Eastern Discharge Tunnel		Arco Sur (1)		Rio de los Remedios		Other projects		December 31, 2013
Costs incurred on uncompleted contracts	Ps.	4,019,009	Ps.	600,085	Ps.	13,007,078	Ps.	4,811,848	Ps.	5,353,454	Ps.	8,272,297	Ps.	41,116,348	Ps.	77,180,119
Estimated earnings		1,187,630		56,369		—		887,653		348,651		1,216,203		3,649,553		7,346,059
Losses incurred		—		—		(4,006)		—		—		—		—		(4,006)

Recognized revenue		5,206,639		656,454		13,003,072		5,699,501		5,702,105		9,488,500		44,765,901		84,522,172
Less: billings to date		3,419,938		408,656		9,205,430		4,471,645		5,096,542		8,792,345		39,848,558		71,243,114

Total cost and estimated earnings in excess of billings on uncompleted contracts		1,786,701		247,798		3,797,642		1,227,856		605,563		696,155		4,917,343		13,279,058
Less:
Non - current cost and estimated earnings in excess of billings on uncompleted contracts		847,772		—		—		—		—		696,155		17,206		1,561,133

Current cost and estimated earnings in excess of billings on uncompleted contracts	Ps.	938,929	Ps.	247,798	Ps.	3,797,642	Ps.	1,227,856	Ps.	605,563	Ps.	—	Ps.	4,900,137	Ps.	11,717,925

(1)	At December 31, 2014, these projects have a balance of Ps.292 and Ps.613, respectively.

8.	Construction backlog

a.	Backlog includes the entire contract amount only for contracts in which ICA has control over the project. ICA considers that it controls a project when it has a controlling interest and it is the project leader. When control is shared, the amount included in backlog represents ICA’s participation in the equity of the association. A reconciliation of backlog representing executed construction contracts at December 31, 2014 and 2013 is as follows:

	Civil Construction		Mining Services		Other Services		Total
Balance at January 1, 2013	Ps.	27,187,146	Ps.	7,035,411	Ps.	1,130,256	Ps.	35,352,813
New contracts in 2013		18,417,525		105,287		—		18,522,812
Changes orders and adjustments in 2013		3,677,747		548,285		387		4,226,419
Less: construction revenue earned 2013		18,624,241		2,740,393		379,665		21,744,299

Balance at December 31, 2013		30,658,177		4,948,590		750,978		36,357,745
New contracts in 2014 (1)		22,436,524		2,885,621		—		25,322,145
Changes orders and adjustments in 2014		6,449,173		(228,148)		30,956		6,251,981
Less: construction revenue earned 2014		22,586,992		2,835,793		444,469		25,867,254

Balance at December 31, 2014	Ps.	36,956,882	Ps.	4,770,270	Ps.	337,465	Ps.	42,064,617

(1)	Ps.5,986 million corresponds to the incorporation of Facchina, see Note 3.f.

b.	When the control is shared, backlog incorporates the portion of the contract belonging to ICA based on its rights to the assets and obligations for the liabilities, as defined by IFRS 11. The principal activity of the Entity is focused on the construction segment, therefore its backlog, in millions of pesos, in which ICA participates through its joint ventures (see note 19) is as follows:

	Total associates and joint ventures
Balance at January 1, 2013	Ps.	10,864

Balance at September 30, 2014 (Note 41)	Ps.	25,216
New contracts and updates in 2014		26,849
Exchange rate adjustment		426
Construction revenue earned 2014		(8,570)

Balance at December 31, 2014	Ps.	43,921

Proportion of ownership held by ICA	Ps.	21,230

9.	Construction materials inventories

Construction materials inventories are as follows:

	December 31,
	2014		2013
Raw materials and other materials	Ps.	592,706	Ps.	655,291
Parts, accessories and other		360,228		282,336

	Ps.	952,934	Ps.	937,627

10.	Real estate inventories

a.	Short-term real estate inventories consist of the following:

	December 31,
	2014		2013
Land under development	Ps.	612,172	Ps.	319,907
Construction in-progress		2,982,558		3,194,056
Tourism and real estate projects		1,145,034		1,109,802
Vertical projects		3,125,545		1,654,175

		7,865,309		6,277,940
Less:
Long-term real estate inventories		6,398,272		4,202,358

Short-term real estate inventories	Ps.	1,467,037	Ps.	2,075,582

b.	Capitalized financing costs are Ps.551 million and Ps.457 million, as of December 31, 2014 and 2013, respectively.

c.	At December 31, 2014, the balances of vertical projects include the following: The Entity acquired through an auction, a property in foreclosure, at a price of U.S$49,032 thousand dollars, which includes land and buildings (foundations for the construction of three towers in Panama). Management of the Entity decided that the property, including buildings, is part of its real state inventory. The Entity believes is possible to develop this property in the future, within the course of the normal cycle of its real estate development activities. The balance at December 31, 2014, is Ps.1,838 million and is presented in the long-term. This real estate inventory guarantees one of the Entity’s bank loans of U.S$46 million with a fixed interest rate of 7.5% and maturing in November 2015.

The Entity considered that the price paid at the public auction is not representative of the fair value of the property, considering principal markets, defined by IFRS. Consequently the purchase price of the property acquired was adjusted to fair value on initial recognition, which was determined according to an appraisal; the characteristics and location of the property were considered. The adjustment was for Ps.1,099 million, and is presented in fair value on initial recognition of real estate inventory in the consolidated financial statement of results and other comprehensive (loss) income.

The fair value was determined based on the market comparable that reflects recent transaction prices for similar properties, adjusted for specific characteristics related to the Entity’s property, obtained through market research by different media, direct visits to comparable properties and mass-media.

Valuation at fair value qualifies in Level 2 within the fair value hierarchy.

d.	The movement of the period in the statements of financial position at December 31, 2014 and 2013, is as follows:

CONCEPT	Horizontal		Vertical		Total
Balance at January 1, 2013	Ps.	3,558,536	Ps.	2,758,174	Ps.	6,316,710
Additions		726,740		246,897		973,637
Application to cost		(780,818)		(171,189)		(952,007)
Transferred		—		(48,869)		(48,869)
Others		(13,684)		2,153		(11,531)

Balance at December 31, 2013		3,490,774		2,787,166		6,277,940
Additions		625,542		1,113,561		1,739,103
Application to cost		(603,697)		(533,164)		(1,136,861)
Impairment (1)		(26,486)		(87,250)		(113,736)
Others		—		(493)		(493)
Fair value		—		1,099,356		1,099,356

Balance at December 31, 2014	Ps.	3,486,133	Ps.	4,379,176	Ps.	7,865,309

(1)	During the last quarter of 2014, the Entity initiated certain activities to sell their real estate inventories to the Entity’s suppliers, specifically one of its vertical housing projects; this caused an adjustment to the carrying value of the inventory. At December 31, 2014, its carrying value is Ps.265 million pesos.

e.	The vertical and horizontal housing has the following characteristics:

The vertical housing consists of multi-level houses built on common property, with rights of ownership to the common property, but for which in contrast to the horizontal property described below, does not result in a community of owners.

Vertical growth architecture offers different activities within a common property area, where mixed land use is obtained. The challenge provided by vertical architecture is to generate the best use of the common property.

A vertical development integrates as many possible uses of the common areas for people who reside there, and provides vegetation in spaces that would normally be occupied by a horizontal housing development and provides low density.

Horizontal housing is characterized by extended private property on one floor or locale of a building or urban or complex construction. Horizontal housing is a legal institution that refers to the set of rules governing the division and organization of various properties, as a result of the segregation of a building or common ground. The horizontal property is a mixture of private property and co-ownership. It is a form of division of property by dividing housing into condominiums, and attributes to the holder of such units an absolute and exclusive right of ownership over the property as well as a right of ownership regarding property in common domain.

The horizontal housing is a regime that regulates the way in which a property is divided, the relationship between the owners of private property and common assets that have been segregated of a land or a building. The horizontal housing allows the organization of the co-owners and maintenance of the common areas.

The right of horizontal property includes a percentage of ownership in the common elements of all apartment owners in the condominium.

f.	At December 31, 2014 and 2013, certain real estate inventory valued at Ps.985 million and Ps.1,448 million, respectively, are pledged as collateral for loans outstanding totaling Ps.1,015 million and Ps.898 million, respectively (see Note 27).

g.	Tourism and real estate projects of Ps.1,145 million and Ps.1,110 million as of December 31, 2014 and 2013, respectively, corresponds to development Aak-Bal. In November 2014, it began operating the first phase of this resort.

11.	Other receivables

The accounts receivable are as follows:

	December 31,
	2014		2013
Sundry debtors	Ps.	1,072,691	Ps.	697,254
Notes receivable		100,337		51,585
Guarantee deposits		201,888		270,821
Financial assets from concessions (Note 13)		401,813		399,264
Derivative financial instruments (Note 26)		151,225		296,746
Officers and employees		114,753		60,627
Other permanent investments		3,663		3,663
Dividend receivables		25,392		21,528
Recoverable taxes (1)		1,639,275		1,404,186
Amounts receivable from related parties (Note 38)		1,898,665		849,834
Allowance for doubtful accounts		(32,679)		(27,103)

	Ps.	5,577,023	Ps.	4,028,405

(1)	At December 31, 2014, includes Ps.963 and Ps.391 million value added tax (“VAT”) and ISR, respectively. At December 31, 2013, includes Ps.908 million and Ps.358 million of VAT and ISR, respectively.

12.	Advances to subcontractors and other

At December 31, 2014 and 2013, this item includes the following:

	December 31,
	2014		2013
Prepaid expenses	Ps.	351,665	Ps.	320,083
Advances to suppliers and subcontractors		1,496,735		1,176,789
Premiums paid for insurance and bonds		101,435		98,241

	Ps.	1,949,835	Ps.	1,595,113

13.	Investment in concessions

a.	The classification and integration of investment in concessions is as follows:

Financial asset:

	Date of Concession Agreement	Direct and Indirect Ownership Percentage		Balance as of December 31,
Description of Project		2014	2013	2014		2013
Rioverde - Cd. Valles Highway (1)	July 2007	100%	100%	Ps.	3,527,346	Ps.	3,332,185

Total short-term financial assets (Note 11)					401,813		399,264

Total long-term financial assets				Ps.	3,125,533	Ps.	2,932,921

Intangible asset:
Kantunil - Cancun Highway	October 1990	100%	100%	Ps.	4,043,653	Ps.	3,385,812
Acapulco Tunnel	May 1994	100%	100%		771,009		798,669
Central North Airport Group	November 1998	37.12%	41.38%		7,323,879		7,299,035
Rioverde - Cd. Valles Highway (1)	July 2007	100%	100%		1,773,445		1,713,161
Libramiento La Piedad, Highway	January 2009	100%	100%		2,409,035		2,529,588
Barranca Larga- Ventanilla, Oaxaca Highway	April 2012	100%	100%		2,670,527		1,944,587
Autovia Queretaro, Palmillas-Apaseo El Grande toll road	February 2013	100%	100%		4,128,356		3,058,132
Diamond Tunnel	May 2013	100%	100%		493,398		221,189

Total intangible assets				Ps.	23,613,302	Ps.	20,950,173

(1)	Combination of both financial and intangible assets.

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

Additionally, the Entity provides and maintains reserve accounts during the term of the related loan, usually corresponding to six months of debt service, which are not available to the concessionaire. These funds are for debt service, in the event that the cash flows generated by the concession are insufficient.

b.	For the years ended December 31, 2014, 2013 and 2012, the Entity recognized construction costs and related revenues in exchange for a financial asset, an intangible asset or a combination of both, in relation to construction on its concessions for Ps.3,180 million, Ps.3,776 and Ps.8,404 million, respectively.

c.	The changes in investment in concessions classified as intangible assets in the consolidated statement of financial position at December 31, 2014 and 2013 were as follows:

	Cost		Amortization		Net
Balance at January 1, 2013	Ps.	19,263,039	Ps.	(4,115,864)	Ps.	15,147,175
Acquisition or additions		6,436,984		—		6,436,984
Sales or disposals		(76,876)		—		(76,876)
Amortization		—		(410,251)		(410,251)
Transfers and grants		(133,866)		—		(133,866)
Others		(12,993)		—		(12,993)

Balance at December 31, 2013		25,476,288		(4,526,115)		20,950,173
Acquisition or additions		3,701,306		—		3,701,306
Sales or disposals		(95,255)		—		(95,255)
Amortization		—		(426,607)		(426,607)
Transfers and grants		(516,315)		—		(516,315)

Balance at December 31, 2014	Ps.	28,566,024	Ps.	(4,952,722)	Ps.	23,613,302

d.	The integration of concessions classified as intangible assets is as follows:

	December 31,
	2014		2013
Projects completed and in operation:
Construction cost and acquisition	Ps.	9,975,088	Ps.	9,470,117
Rights to use airport facilities		5,228,404		5,228,404
Improvements in concessioned assets		5,525,220		5,289,829
Financing costs capitalized		545,034		264,032
Accumulated amortization		(4,952,722)		(4,526,115)

		16,321,024		15,726,267
Construction in-progress:
Construction cost		6,445,025		4,936,987
Financing costs capitalized		847,253		286,919

	Ps.	23,613,302	Ps.	20,950,173

e.	Capital grants received by government agencies, to finance concessions, are as follows:

		December 31,
	Date received	2014		2013
Grants assets:
Kantunil- Cancun Highway	December, 1990 October, 1994	Ps.	932,057	Ps.	932,057
Autopista Barranca Larga – Ventanilla - Highway	December, 2012		1,212,850		1,212,850
Diamond Tunnel	September, 2013		1,199,790		1,174,554

			3,344,697		3,319,461
Grants receivable			1,642,749		2,142,998

Grants collected and applied in concession investment		Ps.	1,701,948	Ps.	1,176,463

f.	For the years ended December 31, 2014, 2013 and 2012, interest income earned on the financial concession asset was Ps.994 million, Ps. 672 million and Ps.851 million, respectively, which is presented within concession revenues in the consolidated statement of results and other comprehensive (loss) income.

g.	The concessionaires are required to maintain the infrastructure concession at an optimal level of service, ensuring a minimum score established by the grantor. At the end of the concession period, the assets assigned to it and the operating rights will revert to the grantor, in good condition, free of charge and free of any liens. The following describes the basic terms and conditions of the concessions:

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

•	Concessionaires must operate, conserve and maintain concessions in conditions that allow fluid and safe transit for its users and minimize deterioration of the infrastructure assets.

•

The Communications and Transportation Ministry (“SCT”) will evaluate compliance by the concessionaires with respect to the requirements of quality of service, and the operation and maintenance of the concessions.

•	To ensure compliance with its obligations as stipulated in the concession agreements, concessionaries have provided specific guarantees.

Water treatment plant

•

In order to provide for the necessary investments in water treatment plants granted in the related service agreements (“CPS” for its acronym in Spanish), the Entity will seek, manage, obtain and apply economic resources arising from the Mexican National Infrastructure Fund (FONADIN”).

•	The Entity must acquire insurance bonds that guarantee its compliance during the construction phase, operation and termination of the concession.

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

All terms and conditions have been fulfilled during the years ended December 31, 2014 and 2013.

h.	Below is a description of the primary concessions held by the subsidiaries of the Entity:

Grupo Aeroportuario Centro Norte (“GACN”)

In November 2008, the SCT granted to GACN, concession agreements to manage operate and where appropriate, build and maintain the following international airports: Acapulco, Ciudad Juarez, Culiacan, Chihuahua, Durango, Mazatlan, Monterrey, Reynosa, San Luis Potosi, Tampico, Torreon, Zacatecas and Zihuatanejo. As these airports are state-owned, after the termination of the concession period, any improvements and additional installations permanently attached to the concessioned assets and created during the concession period will revert to the state. The concession term is for 50 years.

GACN has the obligation to make investments in and perform improvements to concessioned assets according to the five-year MDP, authorized by SCT. The total amount is Ps.2,745 million, based on December 2009 values and Ps.3,275 million, based on December 2014 values (as the SCT considers the effects of inflation on the required investment amounts). At December 31, 2014 the remaining amount to be invested by the Entity is Ps.658 million and expires in 2015.

Improvements made at the Entity’s expense to airport facilities may be recognized by the Mexican Bureau of Civil Aviation (Dirección General de Aviacion Civil, or “DGAC”) as part of the Entity’s investment in the airport concession. The cost of airport improvements recognized by the DGAC that form part of the Entity’s investment in the concession are “recovered” by the Entity in the form of adjustments to the maximum rates that the Entity may charge for aeronautical services, which are regulated by the DGAC.

In 2009, the Entity paid Ps.1,160 million to acquire land strategically located adjacent to the Monterrey airport to allow for the airport’s future growth, including the construction of a second runway, which the Entity intends to complete in the future. The acquired land is classified in the Entity’s financial statements for the year ended December 31, 2014 and 2013 as land owned by the Entity at its acquisition value, presented as a fixed asset. The Entity is negotiating the ability to recognize the cost of the investment made on this land as part of its future investment in the Monterrey airport concession included in the airport’s required master development program investments, rather than as a fixed asset owned by the Entity.

The DGAC approved the recognition of Ps.386,538, value date of December 31, 2009, Ps.461,159 to restated value at December 31, 2014 with the INPP according to the concession contract, the land acquired as part of the Entity’s investment in concession included in the MDP at the Monterrey airport for the period from 2013 to 2015.

Of the Ps.386,538 thousand authorized by the DGAC, Ps. 121,701 thousand were authorized for recognition as investment in concession by the Entity in 2013, Ps.138,486 for 2014, and Ps.126,351 thousand were authorized for 2015. An additional amount of Ps.77,306 was authorized by the DGAC through the extraordinary review of the maximum rate in 2011. The Entity is still negotiating for the recognition as investment in concession of the remaining cost of the land acquired, for the amount of Ps.695,769. All amounts in this paragraph are expressed in nominal at December 2009 pesos. The current amounts to be recognized by the DGAC as part of the investment in the concession will be adjusted based on the INPP.

The land acquired by the Entity is the exclusive property of the Entity and are classified in the consolidated statement of financial position as part of property and equipment. The land will remain classified as a fixed asset until negotiations with DGAC have been concluded. If the DGAC recognizes the land as part of the concession, it is expected that title thereto will transfer from the Entity to the Mexican government, at which point the Entity would derecognize the fixed asset and recognize a corresponding addition for the same amount as part of the investment in airport concessions (intangible assets).

Acapulco Tunnel (“TUCA”)

In May 1994, the Government of the State of Guerrero (the “State Government”) granted, to one of the Entity’s subsidiaries, a 25-year concession for the construction, operation and maintenance of a 2.947, kilometer tunnel connecting Acapulco and Las Cruces. The concession term started in June 1994. In November 2002, the Congress of the State Government of Guerrero approved the extension of the concession term by 15 years because the actual volume of usage was lower than the amount foreseen by the terms of the concession agreement.

Toll revenues provided by this concession guarantee a long-term debt agreement which matures over 25 years (see Note 27).

Rio Verde - Ciudad Valles - Highway (“RVCV”)

In July 2007, the SCT granted the Entity a concession for the highway between Rio Verde and Ciudad Valles covering a length of 113.2 kilometers for: (i) operation, maintenance upgrade, conservation and extension of the Rio Verde — Rayon highway of 36.6 kilometers; (ii) construction, operation, maintenance and conservation of the Rayon — La Pitaya II highway of 68.6 kilometers; and (iii) operation, maintenance upgrade, conservation and extension of the La Pitaya — Ciudad Valles III highway of 8.0 kilometers. The concession term is for 20 years.

In August 2014, the term of the concession was extended 20 years and the maturity of the PPS contract was extended 4 years, such that the term of the concession will end in 2047 and the PPS contract will end in 2031.

At December 31, 2014, the road sections mentioned above have begun operations.

At December 31, 2013, accumulated financing cost amounted to Ps.336 million. The annual average capitalization rate was 5.25%.

Kantunil- Cancun - Highway

In December 1990, the SCT granted a concession to Mayab Consortium, S.A. to build, operate and maintain 241.5 kilometers of road, which connects the cities of Kantunil and Cancun in the states of Yucatan and Quintana Roo. The concession term is for 30 years. The first stretch of highway came into operation in December 1991.

During the third quarter of 2011, the Entity signed an amendment to the concession which adds to the terms of the concession the construction, operation, conservation and maintenance of an additional 54 kilometers related to the Kantunil-Cancun highway to Playa del Carmen. This additional highway project will connect Lazaro Cardenas with the Playa del Carmen municipality, which would be a branch of the toll road from Cancun to Merida. It is estimated that the additional 54 kilometers, which began construction in January 2012, will have two phases: 7 km into the municipality of Solidaridad (Playa del Carmen) and another 47 kilometers into Lazaro Cardenas, which will have two lanes, one for each direction of 3.5 meters each with a width of 2.5 meters; with a right of way of 40 meters and a maximum speed of 110 kilometers per hour. The first section, called Cedral-Tintal, will begin at the Trunk Cedral junction, which connects with Kantunil Highway in the town of Lazaro Cardenas, bound for Playa del Carmen; while the beginning of the branch-Playa del Carmen Tintal be built in the second grade-separated junction- called Tintal junction-, that the project will also connect with the toll road Merida-Cancun.

The term of the concession is extended 30 years, terminating in 2050.

In November 2014, the Playa del Carmen on the Kantunil-Cancun highway tranche began operations.

Toll revenues provided by this concession guarantee the redeemable participation certificates that will be amortized over a 17 year period (see Note 27).

At December 31, 2014 and 2013, accumulated financing cost amounted to Ps.255 million and Ps.117 million, respectively. The annual average capitalization rate was 5.23% and 5.83%, respectively.

Libramiento La Piedad - Highway (“LIPSA”)

In March 2009, the SCT granted to the Entity’s subsidiary, Libramiento ICA La Piedad, S.A. de C.V., the concession to construct, operate, conserve and maintain the Libramiento de La Piedad (La Piedad Bypass), which is 21.388 km long and includes the modernization of the federal highways 110 and 90, for a length of 38.8 km and 7.32 km, respectively, located in the States of Guanajuato and Michoacan. The Libramiento de La Piedad will form part of the major junction joining the highway corridors of Mexico City-Nogales and Queretaro-Ciudad Juarez and will free the city of La Piedad from the long-haul traffic moving between the Bajio region and Western Mexico. The concession term is for 30 years. The construction period concluded in November 2012, date on which operations of the concession began.

In 2013, the concession was financially restructured, which originated the modification of the concession to extend its term for an additional term of 15 years, therefore, the term of the concession conclude in 2054.

At December 31, 2013, accumulated financing cost amounted to Ps.145 million; the annual average capitalization rate was 10.93%.

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

The previous owners of DIPESA did not obtain the necessary financing for the construction of the highway. Therefore, on March 23, 2012, the first amendment to the concession was executed, whereby the date of completion of construction was changed to 24 months after the date of the start of construction (May 31, 2012). Accordingly, construction will conclude on May 2015.

At December 31, 2014 and 2013, accumulated financing cost amounted to Ps.274 million and Ps. 117 million, respectively. The annual average capitalization rate was 13.19% and 12.69%.

Palmillas - Apaseo El Grande

In November 2012, the SCT granted a concession to build, operate, conserve and maintain the Palmillas —   Apaseo El Grande highway. The cost of construction is approximately Ps.5,366 million. The 4-lane, 68-kilometer, high specification highway, located between the states of Queretaro and Guanajuato, creates a new connection between the metropolitan area of Mexico City, the Bajio region and the North. The highway will provide greater flow of traffic around the city of Queretaro that will reduce traffic, will improve environmental conditions and road safety. The total investment will be approximately Ps.9,550 million. The plan is to complete the construction of the highway at the second quarter of 2015. The concession term is for 30 years.

At December 31, 2014 and 2013, accumulated financing cost amounted to Ps.311 million and Ps.69 million, respectively. The annual average capitalization rate was 12.56% and 11.31%, respectively.

Diamond Tunnel

In May 2013, the SCT granted the concession for 30 years to construct, operate and maintain the tunnel intersection Brisamar to the connection with Cayaco Puerto Marques of 3.3. km., one road of 4.7 km that connects the portal of Tunnel with the Diamante area in the state of Guerrero. The recovery of the investment will be through the collection of tolls directly from users.

At December 31, 2014, accumulated financing cost amounted to Ps.71 million. The annual average capitalization rate was 9.44%.

14.	Property, machinery and equipment

Property, machinery and equipment consist of the following:

	December 31,
	2014		2013
Carrying amount:
Land	Ps.	2,999,202	Ps.	2,999,280
Buildings		608,233		619,041
Machinery and operating equipment		1,404,441		886,253
Furniture, office equipment and vehicles		291,929		289,091
Machinery and equipment under lease		436,328		336,055
Machinery and equipment in-transit		21,159		21,205
Construction in-process		561,047		204,701

	Ps.	6,322,339	Ps.	5,355,626

Carrying amount	Land		Buildings		Machinery and operating equipment		Furniture, office equipment and vehicles		Machinery and equipment under lease		Machinery and equipment in-transit		Construction in-process		Total
Balances at January 1, 2013	Ps.	3,015,101	Ps.	858,555	Ps.	1,546,074	Ps.	610,165	Ps.	404,331	Ps.	78,473	Ps.	91,100	Ps.	6,603,799
Additions		2,059		15,000		247,081		55,420		119,430		—		61,562		500,552
Sales		(42,571)		(11,223)		(44,569)		(28,709)		(59,562)		—				(186,634)
Transfers		24,691		862		—		—		9,798		—		52,134		87,485
Others		—		40,120		(62,797)		20,234		2,982		(57,268)		(95)		(56,824)

Balance at December 31, 2013		2,999,280		903,314		1,685,789		657,110		476,979		21,205		204,701		6,948,378
Additions		—		7,941		341,120		44,765		192,820		—		424,096		1,010,742
Sales		—		(7,475)		(118,413)		(130,341)		(26,434)		—		(486)		(283,149)
Business combination		—		5,371		277,270		5,331		—		—		—		287,972
Transfers		(78)		(4,780)		12,095		84,546		13,160		(1)		(71,417)		33,525
Others		—		—		—		—		—		(45)		—		(45)
Effect of translation		—		4,695		147,872		27,428		12,178		—		4,153		196,326

Balance at December 31, 2014	Ps.	2,999,202	Ps.	909,066	Ps.	2,345,733	Ps.	688,839	Ps.	668,703	Ps.	21,159	Ps.	561,047	Ps.	8,193,749

Accumulated depreciation			Buildings		Machinery and operating equipment		Furniture, office equipment and vehicles		Machinery and equipment under lease		Machinery and equipment in-transit		Construction in-process		Total
Effect of translation	Ps.	—	Ps.	246,537	Ps.	690,041	Ps.	306,790	Ps.	54,469	Ps.	—	Ps.	—	Ps.	1,297,837
Elimination on sale of assets		—		(2,118)		(32,804)		(19,758)		(45,902)		—		—		(100,582)
Depreciation expense		—		30,424		126,307		66,989		120,728		—		—		344,448
Others		—		9,430		15,992		13,998		11,629		—		—		51,049

Balance at December 31, 2013		—		284,273		799,536		368,019		140,924		—		—		1,592,752
Elimination on sale of assets		—		(2,387)		(106,663)		(111,973)		(22,907)		—		—		(243,930)
Depreciation expense		—		31,328		153,983		82,777		114,359		—		—		382,447
Others		—		(13,433)		(41,116)		34,448		(4,456)		—		—		(24,557)
Effect of translation		—		1,052		135,552		23,639		4,455		—		—		164,698

Accumulated depreciation at December 31, 2014	Ps.	—	Ps.	300,833	Ps.	941,292	Ps.	396,910	Ps.	232,375	Ps.	—	Ps.	—	Ps.	1,871,410

Net balance at December 31, 2014	Ps.	2,999,202	Ps.	608,233	Ps.	1,404,441	Ps.	291,929	Ps.	436,328	Ps.	21,159	Ps.	561,047	Ps.	6,322,339

At December 31, 2014, properties of Ps.561 million guarantee bank loans of Ps.322 million.

At December 31, 2014 and 2013, the Entity has machinery and other equipment fully depreciated with a carrying value of Ps.56,177 and Ps.94,440, respectively, which are still being used.

15.	Investment properties

In 1994, the Entity acquired land from the Government of Queretaro; this land has been restricted with respect to its use as it is considered forest land. In November 2009, the Entity initiated legal proceedings in order to unrestrict the use of the land in order to begin development and on November 22, 2012, obtained the authorization for the change in use of the land. The land met the criteria to be considered as investment property from the date of acquisition; the final favorable decision received by the Entity unrestricting the use of the land resulted in the recognition of gain from changes in its fair value, which amounted to Ps.435,680 generated from the date of acquisition to December 2012.

As of December 31, 2014, the Entity has not yet built any infrastructure on the land and does not yet have a specific intended future use for such land. Accordingly, the Entity continues to classify the land as investment properties.

The fair value of the Entity’s investment property at December 31, 2014 has been determined in accordance IFRS13.91 (a), 93 (d) on the basis of an assessment carried out at the respective date by Ingenieria Industrial para America Latina, S.A. de C.V. (“Ingenial”), independent appraisers not related to the Entity. Ingenial is registered with the Mexican National Banking and Securities Commission with registration number 116-85-006, and has all appropriate qualifications as well as sufficient and recent experience in the valuation of investment properties similar in nature and location to that of the Entity. The fair value at December 31, 2014 and 2013 was Ps.524,421 and Ps.491,579, respectively. The fair value was determined based on the market comparables that reflects recent transaction prices for similar properties, adjusted for specific characterics related to the Entity’s property, obtained through market research by different media, direct visits to comparable properties and mass-media. There has been no change to the valuation technique during the year.

Valuation at fair value qualifies in Level 2 within the fair value hierarchy.

There were no transfers between Levels 1 and 2 during the year.

16.	Other assets

Other assets are comprised of the following:

	December 31,
	2014		2013
Goodwill (1)	Ps.	1,038,878	Ps.	723,785
Applications of IT		585,705		308,931
Guarantee deposits		14,624		13,123
Intangible asset (Net of Ps.85 million and Ps.111 of amortization at December 31, 2014 and 2013, respectively) (2)		259,308		297,709

Total	Ps.	1,898,515	Ps.	1,343,548

(1)	At December 31, 2014, includes Ps.341,810 of goodwill of Facchina. At December 31, 2013, includes goodwill from the acquisition of San Martin of Ps. 481,150.
(2)	At December 31, 2014, Ps.23,082 and Ps.236,226, corresponds to the allocation of intangible assets acquired in the acquisitions of Facchina and San Martin, respectively. In December 2013, the balance corresponds solely to San Martin.

The changes of other assets are as follows:

Carrying amount	Goodwill		Applications of IT		Guarantee deposits		Intangible asset		Total
Balances at January 1, 2013	Ps.	787,339	Ps.	57,659	Ps.	5,333	Ps.	409,286	Ps.	1,259,617
Additions		—		322,301		7,790		—		330,091
Effect of translation		(63,554)		—		—		—		(63,554)

Balance at December 31, 2013		723,785		379,960		13,123		409,286		1,526,154
Additions		341,810		322,691		1,501		45,546		711,548
Transfer to investment in concession		(49,090)		468		—		—		(48,622)
Effect of translation		22,373		661		—		1,331		24,365

Balance at December 31, 2014	Ps.	1,038,878	Ps.	703,780	Ps.	14,624	Ps.	456,163	Ps.	2,213,445

Accumulated amortization	Goodwill		Applications of IT		Guarantee deposits		Intangible asset		Total
Balance at January 1, 2013	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Amortization expense		—		71,029		—		111,577		182,606
Effect of translation		—		—		—		—		—

Balance at December 31, 2013		—		71,029		—		111,577		182,606
Amortization expense		—		36,616		—		85,278		121,894
Transfer		—		10,058		—		—		10,058
Effect of translation		—		372		—		—		372

Accumulated amortization at December 31, 2014	Ps.	—	Ps.	118,075	Ps.	—	Ps.	196,855	Ps.	314,930

Balance at December 31, 2014	Ps.	1,038,878	Ps.	585,705	Ps.	14,624	Ps.	259,308	Ps.	1,898,515

17.	Composition of ICA

a.	Information about the composition of ICA at the end of the reporting period is as follows:

Principal activity	Place of incorporation and operation	Number of wholly-owned subsidiaries
		December 31,
		2014	2013	2012
Sub-holding	Mexico	4	4	4
Sub-holding abroad	Foreign	1	1	1
Construction	Mexico	7	7	8
Construction	Foreign	27	17	17
Infrastructure	Mexico	21	20	22
Airports	Mexico	—	—	—
Housing development	Mexico	9	9	9
Corporate and others	Mexico	15	15	14

		84	73	75

Principal activity	Place of incorporation and operation	Number of wholly-owned subsidiaries
		December 31,
		2014	2013	2012
Sub-holding	Mexico	—	—	—
Construction	Mexico	11	10	10
Construction abroad	Foreign	—	—	—
Infrastructure	Mexico	2	2	2
Airports	Mexico	25	25	24
Housing development	Mexico	2	2	2
Corporate and others	Mexico	2	2	2

		42	41	40

The Entity has the power to vote at meetings of shareholders of subsidiaries and has control based on its contractual right to appoint the board of directors of each subsidiary.

Some of the subsidiary entities have entered into credit contracts and other debt, which contain restrictive covenants which limits the possibility to pay dividends to the Entity and / or reimbursement of common stock. The retained earnings restricted at December 31, 2014 and 2013 are as follows:

	December 31,
	2014		2013
Restricted retained earnings of subsidiary entities [1]	Ps.	6,365,722	Ps.	2,876,113

(1)	These amounts do not consider eliminations between related parties.

In addition to the restrictions contained in credit agreements described in Note 27, the subsidiary entities have restrictions that are directly related to the concession titles, of which they own, same as those detailed in Note 13.g.

Cash

A portion of cash and cash equivalents is contained within established reserves for debt service and in some cases, major maintenance of certain concessions. The reserves required for such financing may limit the Entity’s ability to access resources or limit its ability to decide the use of cash and cash equivalents of subsidiary entities, see Note 6.

b.	Details of non-wholly owned subsidiaries that have material non-controlling interests in ICA are disclosed below:

Name of subsidiary	Place of incorporation and principal place of business	Proportion of ownership interests and voting rights held by non-controlling interests		Profit allocated to non-controlling interests						Accumulated non-controlling interests
		December 31,		Year ended December						December 31,
		2014	2013	2014		2013		2012		2014		2013		2012
San Martin Contratistas Generales, S.A. (“San Martin”)	Peru	49.00%	49.00%	Ps.	78,208	Ps.	230,944	Ps.	48,335	Ps.	375,038	Ps.	397,498	Ps.	185,914
Grupo Aeroportuario Centro Norte and Subsidiaries (“GACN”) (1)	Mexico	59.50%	58.62%		646,901		668,912		338,282		3,641,501		3,727,593		2,649,789
Non-wholly owned subsidiaries that are not individually material	Mexico	Various	Various		212,540		98,943		187,576		1,634,610		1,430,271		1,198,394

				Ps.	937,649	Ps.	998,799	Ps.	574,193	Ps.	5,651,149	Ps.	5,555,362	Ps.	4,034,097

(1)	As of December 31, 2014, the Entity has granted 79,656,080 shares of GACN as collateral for debt (see Note 27).

At December 31, 2014 and 2013, the Entity has no investment in shares of structured entities or investment companies.

c.	Summarized financial information in respect of each of ICA’s subsidiaries that has material non-controlling interests is set out below. The summarized financial information below represents amounts before intragroup eliminations:

	December 31,
San Martin	2014	2013
Current assets	Ps. 1,626,487	Ps. 1,480,144
Non-current assets	866,986	601,227
Current liabilities	1,444,589	1,093,306
Non-current liabilities	283,502	176,846
Equity attributable to owners of the Entity	390,344	413,721
Non-controlling interests	375,038	397,498

	Year ended December 31,
San Martin	2014		2013		2012
Revenue	Ps.	3,876,609	Ps.	4,296,758	Ps.	2,031,895
Costs and expenses		3,540,901		3,552,547		1,882,096
Profit for the year		159,608		471,315		98,643
Profit attributable to owners of the Entity	Ps.	81,400	Ps.	240,371	Ps.	50,308
Profit attributable to the non-controlling interests		78,208		230,944		48,335

Profit for the year	Ps.	159,608	Ps.	471,315	Ps.	98,643

Total comprehensive income attributable to owners of the Entity	Ps.	101,134	Ps.	219,511	Ps.	50,308
Total comprehensive income attributable to the non-controlling interests		178,568		210,902		48,335

Total comprehensive income for the year	Ps.	279,702	Ps.	430,413	Ps.	98,643

Net cash inflow from operating activities	Ps.	26,941	Ps.	462,734	Ps.	90,274

Net cash outflow from investing activities	Ps.	(151,731)	Ps.	(124,782)	Ps.	(113,343)

Net cash inflow (outflow) from financing activities	Ps.	66,117	Ps.	(202,353)	Ps.	29,382

Net cash inflow	Ps.	198,585	Ps.	257,258	Ps.	121,659

	December 31,
GACN	2014	2013
Current assets	Ps. 3,418,349	Ps. 2,250,443
Non-current assets	9,013,541	8,744,474
Current liabilities	773,928	894,617
Non-current liabilities	5,537,792	3,741,389
Equity attributable to owners of the Entity	2,478,669	2,631,318
Non-controlling interests	3,641,501	3,727,593

	Year ended December 31,
GACN	2014		2013		2012
Revenue	Ps.	3,780,643	Ps.	3,420,166	Ps.	3,097,785
Costs and expenses		2,244,793		2,260,375		1,937,868
Profit for the year		1,087,228		1,141,099		819,086
Profit attributable to owners of the Entity	Ps.	440,327	Ps.	472,187	Ps.	480,804
Profit attributable to the non-controlling interests		646,901		668,912		338,282

Profit for the year	Ps.	1,087,228	Ps.	1,141,099	Ps.	819,086

Total comprehensive income attributable to owners of the Entity	Ps.	440,451	Ps.	471,356	Ps.	476,153
Total comprehensive income attributable to the non-controlling interests		647,083		667,735		335,010

Total comprehensive income for the year	Ps.	1,087,534	Ps.	1,139,091	Ps.	811,163

	Year ended December 31,
GACN	2014		2013		2012
Net cash inflow from operating activities	Ps.	1,504,260	Ps.	1,008,569	Ps.	1,260,415

Net cash outflow from investing activities	Ps.	(325,776)	Ps.	(290,504)	Ps.	(393,884)

Net cash inflow (outflow) from financing activities	Ps.	95,659	Ps.	(336,492)	Ps.	(237,732)

Net cash inflow	Ps.	2,808,149	Ps.	1,534,006	Ps.	1,152,433

d.	Description of effective control in San Martin

Management assessed whether ICA has the control over San Martin based on its ability to make unilateral decisions regarding the relevant activities of San Martin. As part of its judgment, management considered the rights of non-controlling interest holders, as well as its own potential voting rights with respect to call options that are included in the shareholders’ agreement. After such analysis, management concluded that ICA has the ability to direct the relevant activities of San Martin and therefore has control. Potential voting rights are considered substantive because they can be exercised at the time that there is a potential disagreement regarding a decision related to the relevant activities of the Entity and their exercise price would be at fair value.

e.	Changes in ICA’s ownership interests in GACN

As mentioned in Note 2, in July 2013, Aeroinvest sold certain of its shares of GACN in a secondary public offering (the “Offering”). GACN is listed on the stock exchange in Mexico and New York. As a result of the Offering, the shareholding of the Entity in GACN decreased from 54.37% to 37.12%.

Aeroinvest, S.A. de C.V. (“Aeroinvest”), directly owns 23.80% and 24.68% of the capital stock of GACN at December 31, 2014 and 2013, respectively. Aeroinvest also directly owns 74.5% of the capital stock of Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (“SETA”), which in turn owns 16.70% of the capital stock of GACN. The control group of ICA, being the major shareholder of the Entity and related party thereof, also directly owns 6.07% of capital stock of GACN.

In December 2014, the Aeroinvest sold 3.5 million shares of GACN. The table below sets forth the principal shareholders of GACN as of December 31, 2014:

	Number of Shares			Percentage of Issued and Outstanding Capital
	B Shares	BB Shares	Total shares	B Shares	BB Shares	Total shares
Aeroinvest	95,202,700		95,202,700	23.80%	—	23.80%
SETA	8,000,000	58,800,000	66,800,000	2.00%	14.70%	16.70%
Control group	24,287,210		24,287,210	6.07%	—	6.07%
Public	213,710,090		213,710,090	53.43%		53.43%

			400,000,000			100.00%

The relevant activities of GACN that significantly affect its returns and that the Entity controls through Aeroinvest, among others, include: negotiation of airline, passenger and cargo services contracts and the related fees, to the extent unregulated fees associated therewith, and fees within the maximum tariff approved by the government; management and oversight of GACN’s airport concessions and allocation and distribution of profits of GACN or subsidiaries.

GACN’s bylaws establish that the major decisions of GACN, including the determination of business strategy and budget are entrusted to the GACN board of directors (the “Board of Directors” or “Board”). The affirmative vote of the directors appointed by SETA is required for major decisions of GACN including the election of the chief executive officer of GACN, approval of GACN’s management structure and any amendments thereto, approval of the business plan and the investment budget on an annual basis, including master development plans for airports, entry into material financing arrangements and execution of material asset acquisitions and sales.

GACN’s Board of Directors is comprised of a minimum of 11 members, considering that a minimum of 25% of members must be independent. In accordance with Mexican securities law, each shareholder with 10% equity has the right to nominate a director. The Series BB shareholders (SETA) are entitled to nominate three directors, of which two are appointed by Aeroinvest. Aeroinvest as the holder of a direct 23.80% of the shares of GACN can appoint two directors, and an additional director together with the control group of ICA. The remaining five members are appointed by majority vote at the general meeting of shareholders of GACN. At December 31, 2014, there is only one shareholder participation between 10% and 15%, the rest is dispersed, for which reason it is unlikely agreement among them would be reached with respect the election of members of the Board.

At December 31, 2014, the majority of directors were, designated by the Entity at the shareholders meeting held on April 16, 2014, either directly or through its affiliates, as a result of shareholdings prior mentioned. Pursuant to the current bylaws of GACN in existence as of such date, once the Board members are elected, they remain on the Board for one year unless removed due to death or incapacitation, resignation, applicable law or termination by 51% (excluding the three SETA-appointed directors) of voting shares pursuant to Article 15 thereof. Because under Article 25 of the GACN bylaws, none of the other current shareholders had the right to call a meeting for a period of one year, such that Aeroinvest by having appointed a majority of the Board, effectively controlled the Board and major Board decisions as of December 31, 2014.

The Entity considers that the following are other factors that indicate their “de facto” control over GACN:

•

Aeroinvest holds significant appointment rights with respect to management of GACN, including the ability to appoint the CEO, the chief financial officer (“CFO”), the general counsel, and the human resources manager of GACN. The Entity considers this is further evidence of de facto control by their over GACN.

•

The majority of the members of the investee’s governing body are related parties of the Entity. Of the 11 members of GACN’s Board, six of them in 2014 were also members of the Entity. One is the current CEO of the Entity, and one is a current Vice President. Additionally three members of GACN’s Board were formerly of the Entity’s board, two of which were previously Executive Vice President and CEO of the Entity. In addition, the current GACN CFO was previously employed with the Entity.

Exposure to variable returns - With regard to variable returns of GACN, Aeroinvest has exposure through (i) its 23.80% equity investment in GACN, (ii) its ability to declare GACN dividends, which may be issued by favorable vote of a simple majority of the series BB shares (of which Aeroinvest owns 74.5%), and (iii) the remuneration that SETA receives for services provided to GACN under a technical assistance and technology transfer contract, under which Aeroinvest, through SETA, is paid fees that vary based on GACN’s annual operating profit.

Considering the analysis and elements described above, management has concluded that ICA possesses the power to direct the relevant activities of GACN and subsidiaries, at December 31, 2014. Accordingly, ICA continues to consolidate GACN in its consolidated financial statements, under IFRS 10. However, it will continue to evaluate its ability to consolidate under argument of facto control in the consolidated financial statements of 2015.

Nevertheless, the decrease in the percentage of participation of ICA in GACN resulted in the deconsolidation of GACN by ICA for tax purposes during 2013, as required by Mexican Income Tax Law.

During 2014 and 2013, GACN made capital repayments and dividends to non-controlling interest for Ps.703,560 and Ps.496,492, respectively.

18.	Investments in associates

a.	Details of material associates:

Investment in concessionaires associated companies	Principal activity	Date of Concession Agreement	Proportion of ownership interest and voting power held by ICA		Balance of the investment
			December 31,		December 31,
			2014	2013	2014		2013
Proactiva Medio Ambiente Mexico, S.A. de C.V. (1)	Infrastructure	Various	49.00%	49.00%	Ps.	604,495	Ps.	627,422
Trust rights (2)	Housing development	Various 2010	30.00%	30.00%		412,655		417,695
Terminal de Contenedores TEC II, Lazaro Cardenas, S.A. de C.V. (3)	Infrastructure	August 2012	5.00%	5.00%		198,382		97,621
Acatunel, S. A. de C. V.	Construction	May 2013	50.00%	50.00%		31,427		1,635
Logistica Portuaria Tuxpan, S.A. de C.V.	Infrastructure	September 2010	25.00%	25.00%		16,574		16,568
Tratadora de Aguas de Zapopan, S. A. de C.V.	Infrastructure	August 2013	49.00%	— 49.00%		10,805		—
Acueducto Monterrey VI	Infrastructure	September 2014	37.75%	—		7,550		—
Autopistas Concesionadas del Altiplano, S.A. de C.V.	Infrastructure	Various	49.00%	49.00%		6,973		6,973
Parque Eólico Reynosa I, S.A. de C.V.	Infrastructure	December 2014	20.00%	—		6,368		—
Others		Various	—	—		3,486		—

Total investment in associates					Ps.	1,298,715	Ps.	1,167,914

(1)	According to the shareholders agreement, the Entity is entitled to cast 49% of the votes at the shareholders’ meeting of Proactiva. During 2014, the Entity received dividends of Ps.60,839.
(2)	Corresponds to real estate inventories.
(3)	The Entity has concluded that it has significant influence as it has the ability to designate a board member. Additionally, it has entered into a construction contract with this company, which is in the process of construction of the terminal.

Investments in associates are valued using the equity method.

b.	Description of main associated companies:

RCO

Due the sale of shares mentioned in Note 2, RCO was no longer an associate of ICA as of August 2013.

Proactiva Medio Ambiente Mexico (“PMA”)

Proactiva Medio Ambiente Mexico is a consortium comprised of CONOISA and Proactiva Medio Ambiente, S. A. de C.V. whose principal activities are the operation of water supply distribution, treatment and management systems, as well as the disposal of solid waste to landfill sites, through concessions granted by governmental organizations.

Trust rights

1.	In June 2010, Viveica, S.A. de C.V. (“Viveica”), a subsidiary of the Entity, signed a trust agreement with Prudential Trust Company denominated “Viveica Development Plan Trust F / 249068 (PVDT F / 249068)”, in which HSBC Mexico, S.A., Multiple Banking Institution, Grupo Financiero HSBC, is the Trustee and Prudential Trust Company and Viveica are Trustors. The purpose of the Trust is to acquire, invest, manage, and improve or develop projects, having the power to dispose of them in accordance with the terms of the Trust for the benefit of the trustors.

The Trust committee instructed to PVDT F/249068 to constitute a trust denominated Mexican Master Trust Agreement (“MMTA”), which established vehicles or other trusts. These trusts are to carry out Comprehensive Sustainable Urban Developments (“DUIS” for their acronym in Spanish) and enter into service contracts relating to the acquisition, development, construction, sale, obtaining funding, and any other related contracts. The most important contracts are: a) Management Services Agreement (an administration services contract), b) Construction Housing Agreement (housing construction contract), c) Urbanization Agreement (contract development) and d) Development Agreement (contract development).

The rights of beneficiaries and trustees in the MMTA contract are defined by the amount of their contributions. At December 31, 2014, 70% equity corresponds to Prudential Trust Company and 30% to Viveica. Based on these contributions, distributions of profits are those corresponding to the amount of their investment plus a 16% internal rate of return (“IRR”), although such percentage is not necessarily guaranteed. The right to the profits from sales are initially distributed to Prudential Trust Company and subsequently to Viveica, based on the same percentage.

Prudential Trust Company and Viveica made contributions to the trust during 2014 and 2013 of Ps.8,874 and Ps.36,450, respectively.

2.	In May 2011, trust F / 742 036 was incorporated, with Centro Corporativo Esmeralda, S.A. de C.V. as trustor and Banco Mercantil del Norte (“Banorte”) as trustee. Subsequently, during 2013, Arrendadora de Vivienda, S.A. de C.V. (“Arrendadora”), a subsidiary of the Entity, created the Escondida Reserve trust in which Arrendadora is trustor and beneficiary in the first instance and The Bank of New York Mellon is trustee and beneficiary in the second instance.

Trust F /742 036 contributed land to the Escondida Reserve Trust, on which the Escondida Reserve real estate development will be developed.

At December 31, 2014 and 2013, Arrendadora has made contributions to the assets of the Trust of U.S$10 million equivalent to Ps.147,348 and Ps.130,652, respectively. The participation of the Entity in equity is 24.90% as of December 31, 2014 and 2013.

Monterrey VI Aqueduct

In October 2014, the consortium led by CONOISA signed a contract with the Water and Drainage Services of Monterrey, operator of water and sanitation services in the State of Nuevo León. The contract considers the service delivery of water in bulk, including the construction, equipment, operation and maintenance of the Monterrey VI Aqueduct. The pipeline of approximately 372 kilometers with a capacity of 6m3 / s will increase by more than 40% of the drinking water supply for the metropolitan area of Monterrey ensuring water supply for the next 30 years. The total investment of the project is approximately Ps.17,684 million. CONOISA participates with 37.75% in the consortium.

The Monterrey VI Aqueduct will lead water from headworks in the Panuco River to the water tank of the Cerro Prieto system which is located in Linares, Nuevo León, passing through the states of San Luis Potosi, Veracruz and Tamaulipas. The pipeline diameter of 84 inches will have a maximum capacity of 6,000 liters per second, while the project includes six pumping stations, seven regime change tanks, a regulation tank, a pre-treatment system and a telemetry system.

Reynosa Wind Farm

CONOISA has a 20% investment in Parque Eolico Reynosa I, S.A. de C.V., which aims to generate electricity, design, plan and build all types of civil works and in particular, operate and manage the power plant through which will supply energy to its partners.

c.	The summarized financial information below represents amounts shown in the associate’s financial statements prepared in accordance with IFRS.

	December 31,
	2014						2013
	Proactiva		Trust rights				Proactiva		Trust rights
			Fid INVEX		Fid Reserva				Fid INVEX		Fid Reserva
Current assets	Ps.	1,060,358	Ps.	21	Ps.	94,256	Ps.	1,021,676	Ps.	18	Ps.	74,908
Non-current assets		1,596,499		1,028,567		587,793		1,522,861		865,589		462,849
Current liabilities		714,413		350		159,115		660,018		108		81,054
Non-current liabilities		570,938		—		104,910		537,121		—		—
Equity attributable to owners of the Entity		699,468		308,471		104,088		687,173		259,650		113,719
Non-controlling interests		672,038		719,767		313,936		660,225		605,849		342,984

	Year ended December 31,
	2014						2013
	Proactiva		Trust rights				Proactiva		Trust rights				RCO
			Fid INVEX		Fid Reserva				Fid INVEX		Fid Reserva
Revenue	Ps.	1,371,634	Ps.	141,429	Ps.	—	Ps.	1,834,387	Ps.	41,244	Ps.	—	Ps.	2,222,199
Costs and expenses		1,231,787		821		29,673		1,651,106		566		23,268		1,016,355
Profit (loss) for the year		101,434		140,608		(29,673)		125,936		41,811		(23,271)		(665,075)
Other comprehensive income		—		—		—		—		—		—		(332,955)
Total comprehensive income for the year		101,434		140,608		(29,673)		125,936		41,811		(23,271)		(998,030)
Dividends received from the associate during the year		60,839		—		—		53,900		—		—		—

	Year ended December 31,
	2012
	Proactiva		Trust rights		Muyuguarda (1)		RCO
			Fid INVEX
Revenue	Ps.	1,746,553	Ps.	21,961	Ps.	5,770	Ps.	4,912,885
Costs and expenses		228,183		349		31,103		2,202,060
Profit (loss) for the year		6,725		21,612		(18,514)		(703,108)
Other comprehensive income		6,473		—		(99,376)		(294,922)
Total comprehensive income for the year		13,198		21,612		(117,890)		(998,030)
Dividends received from the associate during the year		—		—		—		—

(1)	Associated company sold during 2014, see Note 34.

Reconciliation of the above summarized financial information to the carrying amount of the recognized in the consolidated financial statements:

	December 31,
	2014						2013
			Trust rights						Trust rights
	Proactiva		Fid INVEX		Fid Reserva		Proactiva		Fid INVEX		Fid Reserva
Net assets of the associate	Ps.	1,371,506	Ps.	1,028,238	Ps.	418,024	Ps.	1,347,398	Ps.	865,499	Ps.	456,703
Proportion of ICA’s ownership interest		49.00%		30.00%		24.90%		49.00%		30.00%		24.90%

Net assets of the associate before reconciliation items		672,038		308,471		104,088		660,225		259,650		113,719
Reconciliation items		(67,543)		105		(9)		(32,803)		27,511		16,815

Carrying amount of ICA’s interest	Ps.	604,495	Ps.	308,576	Ps.	104,079	Ps.	627,422	Ps.	287,161	Ps.	130,534

	Year ended December 31,
	2014						2013
	Proactiva		Trust rights				Proactiva		Trust rights				RCO
			Fid INVEX		Fid Reserva				Fid INVEX		Fid Reserva
ICA’s share of profit for the year before reconciliation items	Ps.	49,703	Ps.	42,182	Ps.	(7,389)	Ps.	61,709	Ps.	12,543	Ps.	(5,794)	Ps.	(124,369)
Reconciliation items		(8,448)		(18,978)		(19,086)		(6,273)		(470)		5,794		(611)

ICA’s share of profit for the year	Ps.	41,255	Ps.	23,204	Ps.	(26,475)	Ps.	55,436	Ps.	12,073	Ps.	—	Ps.	(124,980)

	Year ended December 31, 2012
	Proactiva		Trust rights		Muyuguarda		RCO
			Fid INVEX
ICA’s share of profit for the year before reconciliation items	Ps.	82,305	Ps.	6,484	Ps.	(5,554)	Ps.	(131,481)
Reconciliation items		(9,329)		15,779		—		(53)

ICA’s share of profit for the year	Ps.	72,976	Ps.	22,263	Ps.	(5,554)	Ps.	(131,534)

The reconciling items relate mainly to amortization of intangible assets and differences stemming from recognizing the net assets of the investments at their fair value and other effects.

Summarised financial information of associates that are not individually material:

	Year ended December 31,
	2014		2013		2012
ICA’s share of profit for the year	Ps.	33,726	Ps.	(102,745)	Ps.	(11,383)

ICA’s share of other comprehensive income	Ps.	(1,219)	Ps.	12	Ps.	(18,145)

ICA’s share of total comprehensive income	Ps.	32,507	Ps.	(102,733)	Ps.	(29,528)

Aggregate carrying amount of ICA’s interests in these associates	Ps.	281,565	Ps.	122,797	Ps.	66,198

19.	Joint ventures

a.	The investment of the Entity in joint ventures are recognized using the equity method in the consolidated financial statements, is as follows:

			Proportion of ownership interest and voting rights held by ICA		Balance of the investment
Name of joint venture	Principal activity	Place of incorporation and principal place of business	December 31,		December 31,
			2014	2013	2014		2013
ICA Fluor Daniel, S. de R.L. de C.V. (“ICA Fluor”)(1)	Construction	Mexico	51.00%	51.00%	Ps.	1,011,778	Ps.	793,786
Los Portales, S.A. (“Portales”)	Housing development	Peru	50.00%	50.00%		849,146		700,273
Autovia Mitla-Tehuantepc, S.A. de C.V. (“Mitla”)	Infrastructure	Mexico	60.00%	60.00%	Ps.	662,695	Ps.	358,273
Autovia Necaxa Tihuatlan, S.A. de C.V. (“AUNETI”)	Infrastructure	Mexico	50.00%	50.00%		379,146		468,953
El Realito, S.A. de C.V. (“Realito”)	Infrastructure	Mexico	51.00%	51.00%		279,884		242,814
Suministros de Agua Acueducto II Queretaro, S.A. de C.V.	Infrastructure	Mexico	42.39%	42.39%		283,140		273,547
Infraestructura y Saneamiento de Atotonilco, S.A. de C.V.	Construction	Mexico	42.50%	42.50%		254,016		219,829
Rodio Kronza, S.L.U. (“Rodio”)	Construction	Spain	50.00%	50.00%		250,180		291,027
Renova Atlatec, S.A. de C.V. (“Renova”)	Infrastructure	Mexico	50.00%	50.00%		212,717		189,262
Skanska/Facchina JV-11th St bridges	Construction	U.S.A.	30.00%	—		44,610		—
Constructora de Infraestructura de Aguas Potosi, S.A. de C.V.	Construction	Mexico	51.00%	51.00%		(40,113)		(27,311)
Actica Sistemas, S. de R.L. de C.V.	Construction	Mexico	50.00%	50.00%		29,147		26,776
Global City Development, LLC	Construction	U.S.A.	30.00%	—		14,735		—
ICC Constructors JV	Construction	U.S.A.	24.00%	—		10,840		—
Dean-Facchina JV	Construction	U.S.A.	49.00%	—		9,709		—
Others						12,177		6,995

					Ps.	4,263,807	Ps.	3,544,224

(1)	During 2013, the Entity received dividends of Ps.485,439.

Companies listed in the table above, are companies whose legal form confers separation between the parties of the joint agreement and the entity itself. Additionally, there is no contractual agreement or other facts and circumstances which indicate that the parties of the joint arrangement have rights to the assets and obligations for the liabilities of the entity. Consequently, these investments are classified as joint ventures of ICA.

b.	A description of the most significant joint ventures is as follows:

Resident in Mexico:

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

El Realito – Aqueduct

In July 2009, the Comision Estatal del Agua (the State Water Commission) of San Luis Potosi awarded a contract to render services for the construction and operation of the El Realito aqueduct to the association led by CONOISA, a subsidiary of the Entity, and Fomento de Construcciones y Contratas (“FCC”), the total contract amount is Ps.2,382 million. The concession term is for 25 years.

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

On July 24, 2014, the water treatment plant was opened and began operations in November 2014. The total investment was Ps.3,100 million.

Mitla- Tehuantepec- Highway

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

Los Portales

This entity resides in Lima, Peru. Its activities include different kind of business: real estate, including investment, promotion and housing development, within of which stand the urban habilitation, construction of social housing and development of multifamily housing projects, funded by government programs, investment in the construction, management and operation of parking concessions, owned by the Entity or by third parties; operation and management of hotels owned by the Entity or by third parties, under two brands; one of luxury and other for corporate activities; Telemarketing business that operates within the hotel division, managing the services of “Call Center’’ and “Sales by television”, and the business of lease consisting in the habilitation of malls and “Strip Malls”, as well as the management of commercial leases owned by Los Portales.

Summarised financial information in respect of each of ICA’s material join ventures is set out below. The summarized financial information below represents amounts shown in the Entity’s financial statements prepared in accordance with IFRS.

c.	Condensed information related to the statement of financial position as at December 31, 2014:

	December 31, 2014
	ICA Fluor		Rodio		Portales		AUNETI		MITLA		Realito
Current assets	Ps.	9,511,865	Ps.	868,077	Ps.	3,494,862	Ps.	1,267,410	Ps.	3,892,827	Ps.	333,156
Non-current assets		856,731		448,252		2,736,145		8,977,814		955,932		1,712,901
Current liabilities		7,887,829		676,880		2,874,660		3,488,852		1,032,697		27,898
Non-current liabilities		476,008		68,230		1,727,052		5,998,080		2,711,570		1,469,366

Reconciliation of the above summarized financial information to the carrying amount of the recognized in the consolidated financial statements:

	December 31, 2014
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
Net assets of the joint ventures	Ps.	2,004,759	Ps.	571,219	Ps.	1,629,295	Ps.	758,292	Ps.	1,104,492	Ps.	548,793

Proportion of ICA’s ownership interest.		51%		50%		50%		50%		60%		51%

Carrying amount of ICA’s interest in the joint ventures before reconciliation items		1,022,427		285,610		814,648		379,146		662,695		279,884
Reconciliation items		(10,649)		(35,430)		34,498		—		—		—

Carrying amount of ICA’s interest in the joint ventures	Ps.	1,011,778	Ps.	250,180	Ps.	849,146	Ps.	379,146	Ps.	662,695	Ps.	279,884

The amounts of assets and liabilities above include the following:

	December 31, 2014
	ICA Fluor		Rodio		Portales		AUNETI		MITLA		Realito
Cash and cash equivalents	Ps.	3,667,547	Ps.	80,831	Ps.	318,510	Ps.	7,233	Ps.	301	Ps.	118,158

Restricted cash and cash equivalents		—		—		—		71,434		71,434		98,709

Current financial liabilities (excluding suppliers and other liabilities)		638,313		441,985		998,639		34,861		582,430		6,303

Non-current financial liabilities (excluding suppliers and other liabilities)		26,041		44,493		1,527,088		5,054,694		2,110,749		1,097,961

d.	Condensed information related to the statement of financial position as at 31 December 2013:

	December 31, 2013
	ICA Fluor		Rodio		Portales		AUNETI		MITLA		Realito
Current assets	Ps.	6,738,267	Ps.	1,137,318	Ps.	3,033,680	Ps.	927,502	Ps.	531,414	Ps.	333,273
Non-current assets		919,117		470,947		2,057,790		8,657,893		2,018,032		1,574,333
Current liabilities		5,680,507		855,770		2,182,781		2,699,096		477,390		10,278
Non-current liabilities		408,088		114,379		1,590,288		5,948,394		1,474,933		1,421,222

Reconciliation of the above summarized financial information to the carrying amount of the recognized in the consolidated financial statements:

	December 31, 2013
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
Net assets of the joint ventures	Ps.	1,568,789	Ps.	638,116	Ps.	1,318,401	Ps.	937,905	Ps.	597,123	Ps.	476,106

Proportion of ICA’s ownership interest.		51%		50%		50%		50%		60%		51%

Carrying amount of ICA’s interest in the joint ventures before reconciliation items		800,082		319,058		659,200		468,953		358,273		242,814
Reconciliation items		(6,296)		(28,031)		41,073		—		—		—

Carrying amount of ICA’s interest in the joint ventures	Ps.	793,786	Ps.	291,027	Ps.	700,273	Ps.	468,953	Ps.	358,273	Ps.	242,814

The amounts of assets and liabilities above include the following:

	December 31, 2013
	ICA Fluor		Rodio		Portales		AUNETI		MITLA		Realito
Cash and cash equivalents	Ps.	1,641,014	Ps.	107,021	Ps.	249,700	Ps.	64,968	Ps.	250	Ps.	7,674

Restricted cash and cash equivalents		—		—		—		513,602		33,271		184,570

Current financial liabilities (excluding suppliers and other liabilities)		640,990		126,210		472,166		54,415		3,515		—

Non-current financial liabilities (excluding suppliers and other liabilities)		31,473		87,194		762,422		5,948,394		1,474,933		1,294,130

e.	Condensed information related to the statements of income and other comprehensive income (loss) for the year ended December 31, 2014:

	Year ended December 31, 2014
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
Revenue	Ps.	12,256,086	Ps.	1,233,706	Ps.	3,278,369	Ps.	1,108,572	Ps.	2,559,892	Ps.	297,817

Costs and expenses		11,480,753		1,303,578		2,724,061		563,852		2,463,053		215,294

Profit (loss) for the year		445,825		(77,154)		218,763		(126,037)		60,222		57,012

Other comprehensive income		(9,856)		(4,540)		4,184		(53,577)		(264,987)		(32,826)

Total comprehensive income for the year		435,969		(81,694)		222,947		(179,614)		(204,765)		24,186

Dividends received from the joint ventures during 2014		—		—		—		—		—		—

Reconciliation of the condensed financial information presented in the table above, the carrying amount of the participation recognized in the consolidated statements of income and other comprehensive income (loss) for the year ended December 31, 2014:

	Year ended December 31, 2014
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
ICA’s share of profit (loss) for the year before reconciliation items	Ps.	227,371	Ps.	(38,577)	Ps.	109,382	Ps.	(63,018)	Ps.	36,133	Ps.	29,076

Reconciliation items		(4,458)		—		(925)		—		—		—

ICA’s share of profit (loss) for the year	Ps.	222,913	Ps.	(38,577)	Ps.	108,457	Ps.	(63,018)	Ps.	36,133	Ps.	29,076

Net profit (loss) for the year includes the following:

	Year ended December 31, 2014
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
Depreciation and amortization	Ps.	135,798	Ps.	74,420	Ps.	61,072	Ps.	53,999	Ps.	4,723	Ps.	—

Interest income		(25,892)		(3,226)		(235)		(4,757)		(77,557)		(5,118)

Interest expense		7,023		10,872		50,336		733,903		325,793		127,078

Income tax		217,033		(361)		107,991		(58,388)		45,220		25,510

f.	Condensed information related to the statements of income and other comprehensive income (loss) for the year ended December 31, 2013:

	Year ended December 31, 2013
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
Revenue	Ps.	10,114,624	Ps.	1,747,002	Ps.	2,476,542	Ps.	1,944,450	Ps.	1,707,327	Ps.	1,150,828

Costs and expenses		9,723,745		1,726,832		2,250,480		1,530,118		1,694,910		1,092,497

Profit (loss) for the year		433,962		(9,729)		216,610		273,919		(22,948)		(32,165)

Other comprehensive income		(23,028)		(6,442)		—		536,303		373,566		41,720

Total comprehensive income for the year		410,934		(16,171)		216,610		810,222		350,618		9,555

Dividends received from the joint ventures during 2013		450,000		—		33,439		—		—		—

Reconciliation of the condensed financial information presented in the table above, the carrying amount of the participation recognized in the consolidated statements of income and other comprehensive income (loss) for the year ended December 31, 2013:

	Year ended December 31, 2013
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
ICA’s share of profit (loss) for the year before reconciliation items	Ps.	221,321	Ps.	(4,865)	Ps.	108,305	Ps.	136,960	Ps.	(13,769)	Ps.	(16,404)
Reconciliation items		(4,343)		—		—		—		16,625		(1,371)

ICA’s share of profit (loss) for the year	Ps.	216,978	Ps.	(4,865)	Ps.	108,305	Ps.	136,960	Ps.	2,856	Ps.	(17,775)

Net profit (loss) for the year includes the following:

	Year ended December 31, 2013
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
Depreciation and amortization	Ps.	110,565	Ps.	82,397	Ps.	45,291	Ps.	50,414	Ps.	—	Ps.	—

Interest income		(27,642)		(4,242)		(244,331)		(15,529)		(34,243)		(7,373)

Interest expense		4,248		9,999		251,008		751,081		109,305		125,389

Income tax		60,929		14,657		101,017		(171,801)		37,805		92,823

g.	Condensed information related to the statements of income and other comprehensive income (loss) for the year ended 31 December 2012:

	Year ended December 31, 2012
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
Revenue	Ps.	12,706,792	Ps.	1,554,258	Ps.	1,961,502	Ps.	1,365,870	Ps.	332,478	Ps.	1,059,033

Costs and expenses		12,508,648		1,623,552		1,861,895		1,364,870		199,767		1,012,231

Profit (loss) for the year		425,338		(97,074)		239,186		(114,474)		(21,510)		15,114

Other comprehensive income		109,846		114,310		—		(176,174)		(475,693)		(73,939)

Total comprehensive income for the year	Ps.	535,184	Ps.	17,236	Ps.	239,186	Ps.	(290,648)	Ps.	(497,203)	Ps.	(58,825)

Reconciliation of the condensed financial information presented in the table above, the carrying amount of the participation recognized in the consolidated statements of income and other comprehensive income (loss) for the year ended December 31, 2012:

	Year ended December 31, 2012
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
ICA’s share of profit (loss) for the year before reconciliation items	Ps.	216,922	Ps.	(48,537)	Ps.	119,593	Ps.	(57,237)	Ps.	(12,906)	Ps.	7,708
Reconciliation items		30,826		—		—		—		5,239		—

ICA’s share of profit (loss) for the year	Ps.	247,748	Ps.	(48,537)	Ps.	119,593	Ps.	(57,237)	Ps.	(7,667)	Ps.	7,708

Net profit (loss) for the year includes the following:

	Year ended December 31, 2012
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
Depreciation and amortization	Ps.	95,681	Ps.	87,952	Ps.	38,562	Ps.	12	Ps.	—	Ps.	—

Interest income		(44,624)		(2,144)		(118,499)		(281,318)		(125,267)		(78,122)

Interest expense		6,867		12,442		54,621		622,902		125,268		68,322

Income tax		196,898		17,482		117,461		105,998		21,510		42,004

h.	Summarised financial information of joint ventures that are not individually material:

December 31,
	2014	2013	2012
ICA’s share of profit for the year	Ps.182,508	Ps.67,956	Ps.200,675

ICA’s share of other comprehensive income	Ps.(25,649)	Ps.18,797	Ps.48,375

ICA’s share of total comprehensive income	Ps.152,319	Ps.86,753	Ps.249,050

Aggregate carrying amount of ICA’s interests in these joint ventures	Ps.830,978	Ps.693,098	Ps.676,298

i.	Significant restrictions that apply to associates (Note 18) and joint ventures:

Some of the associated companies and joint venture entities have entered into credit contracts and other debt, which contain restrictive covenants which limits the possibility to pay dividends to the Entity and / or reimbursement of common stock. The restricted retained earnings at December 31, 2014 and 2013 are as follows:

	December 31,
	2014		2013
Restricted retained earnings of associated and joint ventures entities	Ps.	427,801	Ps.	259,483

Certain of the entities have restrictions that are directly related to the concession titles, of which they own.

Below are described some significant restrictions:

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

•	The Communications and Transportation Ministry (“SCT”) will have the right to revoke the concessions after any breach to the terms and conditions of the concession agreements.

•	Concessionaires must operate, conserve and maintain concessions in conditions that allow fluid and safe transit for its users and minimize deterioration of the infrastructure assets.

•	The SCT will evaluate compliance by the concessionaires with respect to the requirements of quality of service, and the operation and maintenance of the concessions.

•	To ensure compliance with its obligations as stipulated in the concession agreements, concessionaries have provided specific guarantees.

Water treatment plant

•

In order to provide for the necessary investments in water treatment plants granted in the related service agreements (“CPS” for its acronym in Spanish), the Entity will seek, manage, obtain and apply economic resources arising from the Mexican National Infrastructure Fund (FONADIN”).

•	The Entity must acquire insurance bonds that guarantee its compliance during the construction phase, operation and termination of the concession.

Cash

Certain uses of cash and cash equivalents by some of associates and joint ventures require the consent of the other shareholders or members as appropriate, including: Fomento de Construcciones y Contratas, S.A. and Constructora Meco, S.A., in the case of the expansion project of the Panama Canal (PAC-4); and Aqualia Gestión Integral del Agua, S.A. and Domingo Diaz project in Panama. For these entities, the consent of partner and other shareholders is only required on the use of cash and cash equivalents outside the normal course of business.

Additionally, a portion of cash and cash equivalents is contained within established reserves for debt service and in some cases, major maintenance of certain concessions. The reserves required for such financing may limit the Entity’s ability to access resources or limit its ability to decide the use of cash and cash equivalents of associated companies and joint venture entities.

The Entity has a substantial percentage of cash and cash equivalents in joint venture partnerships that are not wholly owned, or reserves, restricting their access to them, as detailed in paragraph d) of this Note.

Debt

Some of the associates and unconsolidated joint ventures have entered into credit and debt agreements containing restrictive covenants that limit the ability of such associates and joint ventures to pay dividends to the Entity. Restrictive clauses in debt contracts only restrict amounts related to the project that have debt contracts, and generally do not limit the operations of the associates or joint ventures.

Additionally, long-term debt and other agreements of the Entity’s joint ventures provide for various covenants that restrict the ability of certain joint ventures of the Entity to incur additional indebtedness and capital lease obligations, issue guarantees, sell fixed and other non-current assets and make capital distributions or dividends to the Entity, as well as require compliance with certain other financial ratios. These financial ratios include: the ratio of total liabilities to equity; the ratio of current assets to current liabilities; the ratio of current assets less affiliated accounts receivable to current liabilities; and the ratio of operating earnings plus depreciation to net financing expenses.

20.	Joint operation

The condensed information of joint operations in which the Entity participates and which are not significant individually:

	Year ended December 31
	2014		2013		2012
ICA’s share of (loss) profit from continuing operations	Ps.	(109,658)	Ps.	(279,767)	Ps.	(25,550)

Aggregate carrying amount of ICA’s interests in these joint operations		(286,347)		(92,464)		84,157

Joint operations are primarily related with construction contracts in which the Entity is entitled to receive a proportionate share of the income thereof and incurs a proportionate share of the expenses of the joint operation.

21.	Notes payable

Notes payable consist of the following:

	December 31,
	2014			2013
Notes payable to banks	Ps.	1,195,496		Ps.	3,837,314
Notes payable to banks denominated in U.S. dollars		2,980,119	(1)		4,873,215
Other denominations (principally euros)		153,633			134,114
Senior bonds		—			99,369

		4,329,248			8,944,012
Less:
Financing commissions and issuance costs, net		(40,323)			(42,313)

	Ps.	4,288,925		Ps.	8,901,699

(1)	At December 31 2014, the balance mainly includes unsecured loans in the construction segment and the Corporate and Other segment, for Ps.1,566 million and Ps.1,414 million, respectively.

Within the balance in notes payable to banks, at December 31, 2014 and 2013, there are mortgage loans for Ps.1,705 million and Ps.323 million, respectively, aimed for the construction of social housing. Additionally, certain subsidiaries have loans guaranteed by the resources generated from certain construction projects.

Notes payable to banks have a weighted average interest rate of 6.52% and 5.23% in 2014 and 6.69% and 6.30% in 2013 for pesos and U.S. dollars, respectively.

22.	Accrued expenses and other

Accrued expenses and other consist of the following:

	December 31,
	2014		2013
Accrued operating expenses	Ps.	2,881,741	Ps.	2,205,800
Share purchase (1)		595,399		790,147
PTU provision		60,487		79,441
Notes payable sundry creditors		2,328,357		2,186,032
Interest payable		793,461		572,866
Financial leasing (Note 25)		186,544		184,406
Derivative financial instruments (Note 26)		162,788		8,922
Accounts payable due to related parties		1,088,358		785,905
Compensation to officers and employees		170,958		251,518
Taxes, except income taxes		440,152		311,555

	Ps.	8,708,245	Ps.	7,376,592

(1)	At December 31, 2014, includes Ps.536,024 (U.S$36 million), corresponding to the consideration for the acquisition of San Martin, and Ps.59,375 (U.S$4 million) of contingent consideration for the acquisition of Facchina. At December 31, 2013, corresponded to the consideration arising from the acquisition of San Martin at that date (Note 3.f and 24).

23.	Provisions

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

At December 31, 2014 and 2013, the principal provisions of the Entity are as follows:

a.	Current

	December 31,				Applications and		December 31,
	2013		Additions		cancellations		2014
Provision for:
Costs expected to be incurred at the end of the project	Ps.	743,184	Ps.	86,986	Ps.	(460,124)	Ps.	370,046
Estimated contract loss		—		38,200		—		38,200
Repairs and maintenance of machinery under lease agreements		386,658		1,488,504		(1,506,704)		368,458
Warranty service		—		3,406		—		3,406
Claims		139,660		15,213		(82,731)		72,142
Major maintenance of concession assets		268,802		—		(84,094)		184,708
Contingencies and warranty reserves for construction contracts		50,834		21,260		—		72,094

	Ps.	1,589,138	Ps.	1,653,569	Ps.	(2,133,653)	Ps.	1,109,054

	January 1,				Applications and		December 31,
	2013		Additions		cancellations		2013
Provision for:
Costs expected to be incurred at the end of the project	Ps.	1,106,147	Ps.	714,838	Ps.	(1,077,801)	Ps.	743,184
Repairs and maintenance of machinery under lease agreements		575,267		1,708,376		(1,896,985)		386,658
Claims		145,295		2,796		(8,431)		139,660
Major maintenance of concession assets		145,577		268,802		(145,577)		268,802
Contingencies and warranty reserves for construction contracts		26,209		24,839		(214)		50,834

	Ps.	1,998,495	Ps.	2,719,651	Ps.	(3,129,008)	Ps.	1,589,138

b.	Long term

The long-term provisions are as follows:

	December 31,				Applications and		December 31,
	2013		Additions		cancellations		2014
Contingencies and warranty reserves for construction contracts	Ps.	157,701	Ps.	255,967	Ps.	—	Ps.	413,668
Claims		4,571		1,303		(5,690)		184
Major maintenance of concession assets		337,727		189,210		(102,247)		424,690

	Ps.	499,999	Ps.	446,480	Ps.	(107,937)	Ps.	838,542

	January 1,				Applications and		December 31,
	2013		Additions		cancellations		2013
Contingencies and warranty reserves for construction contracts		Ps. 154,605		Ps. 3,096	Ps.	—	Ps.	157,701
Claims		—		4,571		—		4,571
Major maintenance of concession assets		374,114		46,885		(83,272)		337,727

	Ps.	528,719	Ps.	54,552	Ps.	(83,272)	Ps.	499,999

The provision related to costs expected to be incurred at the end of the project refers to costs that are originated under construction projects it will incur through the time the projects are finished and ultimately paid for by the customer. Such amounts are determined systematically based on a percentage of the value of the work completed, over the performance of the contract, based on the experience gained from construction activity.

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

The Entity recognizes a provision for the costs expected to be incurred for major maintenance, mainly at airports, which affect the results of periods from the commencement of operation of the concession, until the year in which the maintenance and/or repair work is performed. This provision is recognized in accordance with IAS 37 and IFRIC 12. A portion is recorded as short-term and the remainder as long-term depending on the period in which the Entity expects to perform the major maintenance.

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

24.	Other long-term liabilities

	December 31,
	2014		2013
Financial lease (Note 25)	Ps.	236,467	Ps.	113,358
Share purchase (1)		585,988		287,702
Suppliers and secured creditors		743,823		542,099
Guarantee deposits from customer		238,980		206,506
Prepaid expenses		193,140		35,459
VAT payable		1,463,314		1,622,996
Income tax		61,732		75,908

	Ps.	3,523,444	Ps.	2,884,028

(1)	At December 31, 2014, includes Ps.170 million (U.S$12 million) for the consideration for the acquisition of San Martin and Ps.416 million (U.S$28 million) for contingent consideration generated upon the acquisition of Facchina. At December 31, 2013, corresponded to the contingent consideration arising from the acquisition of San Martin at that date (Note 3.f and 22).

25.	Leases

Financial lease

	December 31,
	2014		2013
Lease payables, short-term	Ps.	186,544	Ps.	184,406
Lease payables, long-term		236,467		113,358

	Ps.	423,011	Ps.	297,764

	Minimum lease payments				Present value of minimum lease payments
	December 31,				December 31,
	2014		2013		2014		2013
Less than one year	Ps.	207,268	Ps.	192,800	Ps.	190,494	Ps.	184,406
Greater than one year, less than five years		250,403		121,751		236,613		113,358

		457,671		314,551		427,107		297,764
Less: future finance charges		(30,564)		(16,787)		—		—

Present value of minimum lease payments Less than one year	Ps.	427,107	Ps.	297,764	Ps.	427,107	Ps.	297,764

Finance leases relate to machinery and equipment, with a 5-year term. The Entity has the option of acquiring the leased equipment at the end of such lease contract periods at nominal value.

Operating leases

a.	Costs and expenses for operating leases

Operating leases are related to buildings, machinery and equipment, vehicles and computers with different lease terms, which range from 5 to 10 years. All operating lease contracts with terms greater than 5 years contain a clause that stipulates a rental rate review at least every 5 years. The Entity does not have an option to purchase the leased assets at the end of the lease term.

Payments recognized as cost and expense:

	Year ended December 31,
	2014		2013		2012
Costs and leasing expenses	Ps.	1,308,667	Ps.	2,072,840	Ps.	1,642,274

The cost of leasing of machinery considers a maximum limit by number of hours of use; any hours in excess result in additional rent. During the year, there was no additional rent.

Operating lease commitments:

	December 31, 2014
	Land and buildings		Machinery and equipment		Others		Total
Less than one year	Ps.	22,001	Ps.	966,083	Ps.	37,108	Ps.	1,025,192
Greater than 1 year and less than 5 years		74,701		627,562		91,859		794,122
Greater than 5 years		96,910		—		231,109		328,019

	Ps.	193,612	Ps.	1,593,645	Ps.	360,076	Ps.	2,147,333

	December 31, 2013
	Land and buildings		Machinery and equipment		Others		Total
Less than one year	Ps.	—	Ps.	1,060,686	Ps.	34,426	Ps.	1,095,112
Greater than 1 year and less than 5 years		144,899		1,275,604		90,045		1,510,548
Greater than 5 years		—		—		246,530		246,530

	Ps.	144,899	Ps.	2,336,290	Ps.	371,001	Ps.	2,852,190

b.	Revenues from operating leases

The leases entered into by the Entity contain monthly rental payments that generally increase each year based on the INPC, and/or the greater of a guaranteed minimum monthly rent plus a percentage of monthly income of the tenant if greater. At December 31, 2014, 2013 and 2012 committed future rents are as follows:

	Year ended December
Term	2014		2013		2012
Less than one year	Ps.	715,739	Ps.	345,808	Ps.	406,682
Greater than 1 year and less than 5 years		469,139		347,443		494,997
Greater than 5 years		99,469		129,624		97,762

Total	Ps.	1,284,347	Ps.	822,875	Ps.	999,441

Minimum lease payments in the table above do not include contingent rentals, such as increases for INPC or increases based on a percentage of the monthly income of the lessee. Contingent rental income recorded for the years ended December 31, 2014, 2013 and 2012 were Ps.80 million, Ps.74 million and Ps.72 million, respectively.

Revenues from operating leases at December 31, 2014, 2013 and 2012, amounted to Ps.783 million, Ps.690 million and Ps.653 million, respectively.

26.	Derivative financial instruments

a.	Financial instruments for trading and hedging purposes

As of December 31, 2014, ICA had outstanding approximately Ps.24,132 million in notional amount of derivative financial instruments for hedging and Ps.761 million in notional amount of derivative financial instruments for trading purposes. The Entity enters into derivative financial instruments to hedge the exposure to the interest rate risk and exchange rate risk of foreign currency related to the financing of construction and concession projects. The Entity’s policy is not to enter into derivative instruments for purposes of speculation.

There are no significant differences in the financial market risk to which the aggregated portfolios of derivative financial instruments are exposed.

Derivative financial instruments as of December 31, 2014 and 2013 are composed of instruments that hedge interest and exchange rate fluctuations.

The estimated amount expected to be recycled to results in 2015 is Ps.729 million.

b.	The following table shows the summary of the fair values, as of December 31, 2014 and 2013, of hedges arranged according to terms of the contracts.

	December 31,
	2014				2013
	Assets		Liability		Assets		Liability
Derivative financial instruments of:
Interest rate swaps	Ps.	—	Ps.	254,681	Ps.	—	Ps.	275,063
Equity options		74,980		127,906		398,653		—
Exchange rate instruments and FX swaps		878,834		26,554		363,146		58,879

		953,814		409,141		761,799		333,942
Derivate financial instruments short-term (Note 11 and 22)		151,225		162,788		296,746		8,922

Derivate financial instruments long-term	Ps.	802,589	Ps.	246,353	Ps.	465,053	Ps.	325,020

c.	Interest rate swaps

To mitigate the risk of interest rate fluctuations, the Entity uses swaps to set variable rates to fixed rates.

The following table shows the most significant financial instruments that the Entity has entered into through its subsidiaries to cover interest rate fluctuations through interest rate swaps:

	Notional (Thousands of Mexican pesos)		Contracting date	Maturing date				Fair value (Thousands of Mexican pesos)
					Rate			December 31,
Project					Received	Paid		2014		2013
Hedging:
RVCV	Ps.	2,090	Dec.03.08	Dec.28.15	TIIE 28D (3.80%)	9.65%		Ps.	—	Ps.	(192,293)
LIPSA		339	Jan.27.10	May.25.20	TIIE 28D (3.80%)	7.35	%(1)		—		(45,421)
Palmillas		1,006	Sep.26.13	Sep.20.23	TIIE 28D (3.80%)	6.92%			—		(24,470)

									$—		$(262,184)

Trading:
Palmillas	Ps.	1,006	Sep.26.13	Sep.20.23	TIIE 28D (3.80%)	6.92%		Ps.	(244,499)	Ps.	—
Aeroinvest		750	Jan.23.13	Nov.30.15	TIIE 28D (3.80%)	5.16%			(10,182)		(12,879)

								Ps.	(254,681)	Ps.	(12,879)

The values shown in the “Received” column are as of December 31, 2014.

(1)	Weighted average rate for the amount of the three derivatives of this project.

As of February 27, 2015, date of the last available accounting close, the fair value of these instruments has not fluctuated significantly.

RVCV

On December 3, 2008 the Entity entered into an interest rate swap in order to modify the profile of interest payments on a variable rate credit loan related to this project. Through the contract the Entity receives the 28-day TIIE rate paid on the credit loan and agrees to pay a fixed rate of 9.65% plus the applicable margin in the period of construction of 1.80%. At December 31, 2013 and 2012, this swap was designated as a cash flow hedge for which fluctuations in fair value are presented in other comprehensive income. In 2014, because of the early payment of the bank loan mentioned in Note 27, this derivative instrument was discontinued and it was recognized in financial expenses in consolidated statements of results for Ps.179 million.

LIPSA

In January 2010, an interest rate swap was entered into to fix the project financing rate. With this instrument, a floating interest rate of the 28-day TIIE is received and a fixed interest rate of 8.59% is paid. As of December 31, 2013 and 2012 it was considered a hedging derivative and its fair value fluctuations are presented in other comprehensive income. On February 16, 2011, the derivative was restructured to conform to the terms of the project. Additionally, in April and August 2011, two interest rate swaps were contracted to conform to the terms of the project by reducing the fixed rate to a weighted average rate of 7.35%. In 2014, because of the early payment of the bank loan mentioned in Note 27, this derivative instrument was discontinued and it was recognized in financial expenses in consolidated statements of results for Ps.72 million.

Palmillas

In September 2013, an interest rate swap was entered into to fix the project financing rate. With this instrument, a floating interest rate of the 28-day TIIE is received and a fixed interest rate of 6.92% is paid. As of December 31, 2013, it is considered a hedging derivative and fair value fluctuations are presented under other comprehensive income. For the year ended December 31, 2014, it was determined that due the differences in project cash flow projections arising from the failure to release the right of way, the derivative instrument was classified as trading for accounting purposes. Accordingly, the effect recognized in results was Ps.242 million.

Aeroinvest

In January 2013, an interest rate swap was entered into to fix the rate of the loan. With this instrument, a floating interest rate of the 28-day TIIE is received and a fixed interest rate of 5.16% is paid. As of December 31, 2014, this IFD is considered a negotiation derivative.

Sensitivity analysis

A sensitivity analysis was performed considering the following interest rate scenarios: +100 basis points, +50 basis points, +25 basis points, -25 basis points, -50 basis points -100 basis points. This analysis reflects the potential gain or loss of each derivative financial instrument depending on the position that it was in at the end of December 2014, providing an overall effect on the portfolio of instruments that the Entity maintains, with the intent of reflecting static scenarios that may or may not occur.

Project	Fair value in December 2014		+100 bp		+50 bp		+25 bp		-25 bp		-50 bp		-100 bp
Palmillas	Ps.	(244,499)	Ps.	(242,697)	Ps.	(243,598)	Ps.	(244,048)	Ps.	(244,949)	Ps.	(245,399)	Ps.	(246,300)
Aeroinvest		(10,182)		(9,642)		(9,912)		(10,047)		(10,317)		(10,452)		(10,722)

	Ps.	(254,681)	Ps.	(252,339)	Ps.	(253,510)	Ps.	(254,095)	Ps.	(255,266)	Ps.	(255,851)	Ps.	(257,022)

Variation			Ps.	2,342	Ps.	1,171	Ps.	586	Ps.	(585)	Ps.	(1,170)	Ps.	(2,341)

The effect of the sensitivity analysis on the consolidated statement of results and other comprehensive income (loss) with respect to fluctuations in interest rates, derived by the change in fair value of derivative financial instruments noted above, are as follows:

Results (after taxes):	December 31, 2014
+100 bp / -100 cents	Ps.	(176,637)
+50 bp / -50 cents		(177,457)
+25 bp / -25 cents		(177,867)
-25 bp /+ 25 cents		(178,686)
-50 bp / +50 cents		(179,096)
-100 bp / + 100 cents		(179,915)

d.	Exchange rate instruments, FX swaps

The following table shows the financial instruments that the Entity has entered into as of the dates indicated, to hedge interest rate fluctuations through Cross Currency Swap and interest rate options, of which the most relevant data are as follows:

	Notional (thousands of Mexican pesos and foreign currency)	Contracting date	Maturing date	Ref.	Level	Fair value (thousands of Mexican pesos)
						December 31,
Project						2014		2013
Hedging
Túnel Río de la Compañía (CCS)	12,162 MXN	Dec.24.07	Jun.24.15	Pesos/EUR	15.63	Ps.	773	Ps.	2,178
	Interest on notional			EURIBOR 6M	7.77%
Túnel Emisor Oriente (EUR Put)	1,200 EUR	Jul.28l.10	Dec.30.14	Pesos/ EUR	15.2		—		60
Túnel Emisor Oriente (CCS)	237,900 MXN	Jul.28.10	Dec.30.14	Pesos/ EUR	16.49		—		(2,484)
				EURIBOR 6M	4.80%
Túnel Emisor Oriente (CCS)	9,115 EUR	Dec.23.14	Jun.28.19	Pesos/ EUR	17.909		(1,016)		—
				EURIBOR 6M	4.72%
Túnel Emisor Oriente (CCS)	26,596 EUR	Oct.22.10	Jun.17.19	Pesos/ EUR	17.31
				EURIBOR 6M	6.99%		2,384		5,964
ICA Senior Notes (CCS)	150,000 USD	Aug.03.12	Jan.26.15	Pesos/USD	13.3		76,730		136,696
				MX	8.66%
ICA Senior Notes (CCS)	500,000 USD	Feb.14.11	Feb.04.17	Pesos/USD	12.055		395,536		181,491
					(9.95)%
					12.884
Pesos/USD					12.925
					12.91
ICA Senior Notes	600,000 USD	May.22.14	May.29.19		12.975		387,827		-
(CCS)					9.43%
				MX	9.58%
					9.62%
					9.6%
CICASA (CCS)	3,167 MXN	Jan.10.12	Jul.15.18	Pesos/USD	13.65		(1,854)		(2,798)
				MX	9.05%
San Martín	215,822 PEN	Jun.15.12	May.30.15	Pesos/soles	5.2543		(23,684)		(47,522)
				MX	4.30%
Campus ICA	50,000 USD	Mar.04.14	Aug.04.17	Pesos/USD	13.24		11,611		—
				MX	5.16%

	Notional (thousands of Mexican pesos and foreign currency)	Contracting date	Maturing date	Ref.	Level	Fair value (thousands of Mexican pesos)
						December 31,
Project						2014		2013
Hedging
ICASA (American Forward)	4,650,734 USD	Apr.01.13	Mar.26.14	Pesos/USD	12.765		—		36,528
ICA Plan	55,000 USD	Jun.26.14	Jun.20.17	Pesos/U.S.	13.027
LIBOR					8.69%		3,973		—
Others							—		229
Trading:				MXN-TIIE	6.32%
ICAPlan	90,000 USD	Dec.09.13	Dec.08.14	USD-LIBOR	8.80%		—		(8,922)

						Ps.	852,280	Ps.	301,420

As of February 27, 2015, date of the last available accounting close, the fair value of these instruments has not fluctuated significantly.

e.	Options

The following table shows the financial instruments that the Entity has entered into as of the dates indicated, to hedge interest rate fluctuations through interest rate options, of which the most relevant data are as follows:

	Notional (thousands of Mexican pesos and foreign currency)	Contracting date	Maturing date	Ref.	Level	Fair Value (thousands of Mexican pesos)
						December 31,
Project						2014		2013
ICA (1)	368,224,063 MXN	May.25.12	Aug.21.13	Average price	23.32	Ps.	—	Ps.	63,887
SETA	150,000 USD	Jun.14.06	Jun.14.15	Price per share	NA		(127,906)		38,249
CICASA (Shares option)	166,666 USD	Jan.10.12	Jul.15.18	Price per share	13.65		1,258		2,847
				# Shares	11,966,716
ICA Plan	90 USD	Dec.09.13	Dec.08.14	MXN-TIIE	6.32%
				USD-LIBOR	8.80%		—		296,517
					CALL

ICA Plan (Collar)	11,966,716	Jul.29.14	Dec.01.15	Price per share	28.2776		25,795		—
	Shares				PUT

					18.8517

ICA Plan (30MM Option)	30,000,000 Shares	Dec.02.14	Dec.30.15	Price per share	18.17 – 54.74		47,927		—

						Ps.	(52,926)	Ps.	401,500

(1)	The most relevant data of the option is included below, in the description of derivative instruments.

As of February 27, 2015, date of the last available accounting close, the fair value of these instruments has not fluctuated significantly.

Sensitivity analysis

For the main instruments included in paragraphs b and c above, a sensitivity analysis was performed considering the following interest rate scenarios: +100 basis points, +50 basis points, +25 basis points, -25 basis points, -50 basis points - 100 basis points. Additionally, the following changes in the exchange rates were considered for each of the above scenarios: -100 cents, -50 cents, -25 cents, +25 cents + 50 cents and +100 cents. This analysis reflects the potential gain or loss of each derivative financial instrument depending on the position that it was in at the end of December 2014, providing an overall effect on the portfolio of instruments that the Entity maintains, with the intent of reflecting static scenarios that may or may not occur.

Project	Fair value December 2014		+100 bp / - 100 cents		+50 bp / -50 cents		+25 bp / -25 cents		-25 bp / +25 cents		-50 bp / +50 cents		-100 bp / +100 cents
Túnel Río de la Compañía (CCS)	Ps.	773	Ps.	1,633	Ps.	988	Ps.	881	Ps.	666	Ps.	558	Ps.	(86)
Túnel Emisor Oriente (CCS)		(1,016)		5,381		584		(185)		(1,815)		(2,615)		(7,412)
Túnel Emisor Oriente (CCS)		2,384		12,630		3,754		2,735		(2,752)		(6,137)		(17,398)
ICA Senior Notes (CCS)		76,730		89,326		79,902		78,331		75,190		73,619		64,195
ICA Senior Notes (CCS)		395,536		649,801		459,102		427,319		363,753		331,969		141,271
ICA Senior Notes (CCS)		387,827		819,440		495,730		441,779		333,876		279,924		(43,786)
CICASA (CCS)		(1,854)		(6,383)		(2,987)		(2,421)		(1,288)		(722)		2,674
San Martín		(23,684)		(60,986)		(33,009)		(28,347)		(19,021)		(14,358)		13,619
Campus ICA		11,611		27,576		15,603		13,607		9,616		7,620		(4,354)
ICAPlan		3,973		19,721		7,910		5,942		2,005		(3,662)		(11,774)

Total		852,280		1,558,139		1,027,577		939,641		760,230		666,196		136,949

Variation			Ps.	705,859	Ps.	175,297	Ps.	87,361	Ps.	(92,050)	Ps.	(186,084)	Ps.	(715,331)

ICA Plan (CALL Shares)	Ps.	47,927		Ps. 22,738	Ps.	28,933	Ps.	35,976	Ps.	52,516	Ps.	61,952	Ps.	72,112
ICA Plan (Collar)		25,794		41,187		35,889		30,760		20,828		15,940		11,050

Total	Ps.	73,721		63,925		64,822		66,736		73,344		77,892		83,162

Variation			Ps.	(9,796)	Ps.	(8,899)	Ps.	(6,985)	Ps.	(377)	Ps.	4,171	Ps.	9,441

The effects of the sensitivity analysis on stockholders’ equity of the Entity and in the consolidated statement of income and other comprehensive income with respect to fluctuations in interest rates, considering existing hedging instruments, as well as the fixed interest rate financing, is as follows:

	December 31, 2014
Stockholders’ equity (after taxes):
+100 bp / -100 cents	Ps.	1,090,697
+50 bp / -50 cents		719,304
+25 bp / -25 cents		657,749
-25 bp / 25 cents		532,161
-50 bp / 50 cents		466,337
-100 bp / 100 cents		95,864

December 31, 2014
Results (after taxes):
+100 bp / -100 cents	Ps.(6,858)
+50 bp / -50 cents	(6,230)
+25 bp / -25 cents	(4,890)
-25 bp /+ 25 cents	(264)
-50 bp / +50 cents	2,919
-100 bp / + 100 cents	6,609

Considering the value of the Entity’s consolidated assets, liabilities and stockholders’ equity, none of the aforementioned scenarios included in tables a), b) and c), would exceed the 5% of such balances, likewise, under any circumstances they would exceed 3% of sales, for the year ended December 31, 2014.

Million	Total	Level	%
Assets	Ps. 118,266	Ps. 5,913	5%
Liabilities	96,416	4,821	5%
Stockholders’ equity	21,851	1,093	5%
Revenues	36,757	1,103	3%

Túnel Emisor Oriente

In 2010, exchange and interest rate swaps called cross currency swaps (“CCS”), were entered into to mitigate the risks associated with the project. The primary position relates to loans for the acquisition of machinery related to the project. The cost of principal and interest on loans is 6.99% and 4.80% for each derivative.

As of December 31, 2014 the fair value of these hedging derivatives is recognized in other comprehensive income.

ICA

At December 31, 2014, ICA held the following derivative financial instruments:

•

In May, June and July of 2014, the Entity entered into five Cross Currency Swaps (CCS) with maturities of five years, in order to mitigate the exchange rate risk of the bond coupons on ICA’s Senior Notes of U.S.$700 million. The CCSs hedge a notional of U.S.$600 million. The maximum level sets an exchange rate of Ps.12.884 pesos per U.S.$1.00 in two of the instruments and Ps.12.910, Ps.12.925 and Ps.12.975 pesos per U.S.$1.00 in the other three and a fixed rate of 9.43 % in two of the instruments, and 9.62%, 9.58% and 9.6% in the other three. A fixed rate is paid in Mexican pesos in exchange for receiving interest in a foreign currency used to pay the interest of the coupons to the holders of the bond. At the contract date, the derivative financial instruments were considered as hedging derivatives and fair value fluctuations are presented under other comprehensive income.

•

In February 2011, the Entity entered into four Cross Currency Swaps (CCS) with maturities of six years, in order to mitigate the exchange rate risk of the bond coupons on ICA’s Senior Notes. The maximum level sets an exchange rate of Ps.12.055 per U.S. dollar at a fixed rate of 9.95%. A fixed rate is paid in Mexican pesos in exchange for receiving interest in a foreign currency, used to pay the coupons to the holders of the bond.

•

In August 2012, the Entity entered into three CCSs with maturities of three years, in order to mitigate the exchange rate risk of the interest payments on ICA’s Senior Notes. The maximum level sets an exchange rate of Ps.13.30 per U.S. dollar at a fixed rate of 8.66%. During 2014, the CCS which covered US$200 million was discontinued because of the prepayment of this ICA Senior Note.

The Entity entered into the CCSs in order to mitigate foreign exchange risk arising from its placement of debt obligations in the international market.

•

In June 2012, the Entity entered CCSs in order to mitigate the exchange rate risk. The primary position of this instrument is contractual obligations denominated in Peruvian new soles. The fixed exchange rate is Ps.5.2543 per new Peruvian soles.

At the contract date, the derivatives financial instruments were considered as hedging derivatives and fair value fluctuations are presented under other comprehensive income.

•	Paragraph e) of this Note, includes an option with market value as of December 31, 2013, of Ps.63,887, which corresponds to the transaction described below:

On May 22, 2012, ICA, as buyer, signed a contract with Banco Santander, as seller, for a purchased call (the “Call”) to give ICA the right to purchase 22,280,100 of its shares at an average strike price of Ps.24.99, maturing on August 21, 2013. On the same date, ICA signed another contract with Banco Santander for a written put, allowing Santander to put to ICA (the “Put”) the same number of shares at the same average strike price and same maturity. The realization of the Call and Put was subject to a schedule of maturities agreed at the time of the contracts, to be applied during the contract period. Settlement of both the Call and the Put were physical or in cash, a determination that would be made three days before the instruments were exercised.

At December 31, 2012, the value of the instrument was recognized as a liability of Ps.6 million, a charge to equity of Ps.75 million less deferred income taxes of Ps.23 million, and a corresponding gain recognized in results of Ps.69 million.

In August 2013, the instrument was restructured. The modification consisted of an extension of the term of the instrument until February 2014 and a change in the strike price. This modification, subsequent valuations and the exercise of a portion of the instrument in 2013 resulted in a value of the instrument at December 31, 2013 of Ps.64 million in assets, Ps. 132 million in issued common stock, and Ps.68 million charged to results.

Upon reassessing the accounting for the instrument, ICA determined that certain amounts recognized through equity during 2012 and 2013 were not appropriate, as such amounts should have been recognized either through results or as an asset or liability. Accordingly, as of December 31, 2012, assets were understated by Ps.23 million, liabilities were overstated by Ps.6 million and equity was understated by Ps.52 million; results were overstated by Ps.23 million. As of and for the year ended December 31, 2013, results were understated by Ps.5 million. ICA does not believe these effects to be material to its 2013 and 2012 financial information; consequently it has not modified its financial information from prior years.

Beginning November 2013 and until February 2014, ICA fully exercised the instruments, repurchasing 22,013,000 of its own shares resulting, in a net gain of Ps.77 million (Ps.23 million in 2013 and Ps.54 million in 2014.

CICASA

•

In January 2012, the Entity entered a CCS in order to mitigate losses from fluctuations in exchange rates and interest rates. The primary position related to this instrument corresponded to a dollar-denominated loan. The fixed exchange rate is Ps.13.65 per dollar with a fixed rate of 9.05%.

•

In December 2012, the Entity entered into a CCS in order to mitigate the fluctuations in exchange rates and interest rates. The fixed exchange rate is Ps.12.87 per dollar with a fixed rate of 7.99%. The primary position related to this instrument is dollar denominated debt accruing interest at a variable rate (LIBOR). As a part of the same transaction, ICA entered into a derivative financial instrument, which gives the Bank the right to purchase 11.9 million shares of ICA at a fixed price. This instrument was classified as a trading instrument.

ICAPlan

In December 2013, the Entity entered into a cross currency swap to mitigate losses and exchange rate risk and interest rate. The primary position related to this instrument is dollar denominated debt of U.S.$90 million dollars at an exchange rate of Ps.12.877, in which only the interest payments are covered to pay TIIE 28 days in exchange of LIBOR six months. At December 31, 2013, this instrument was classified as negotiation. In June, 2014, this instrument was settled.

In July 2014, the Entity entered into a collar with a combination of buying a put and selling a call with a notional of 11,966,716 shares of ICA to be settled in cash, at a strike price of the Put of Ps.18.5717 and a strike price of the Call of Ps.28.7776. The derivative financial instrument matures in December 2015 and in accounting has been recognized as a trading instrument.

In December 2014, the Entity entered into a Call with a notional amount of 30,000,000 ICA shares to be settled in cash, the strike price is determined with the weighted average price of acquired shares during one month. In accounting, it was considered as a trading instrument.

27.	Long-term debt

a.	Debt to credit institutions and debentures and other securities at December 31, 2014 and 2013, which amounted to Ps.49,450 million and Ps.29,670 million, respectively, net of Ps.1,422 million and Ps.799 million, from financing commissions or expenses, respectively, is detailed as follows:

	December 31
	2014	2013
Payable in U.S. dollars:

Concessions:

Unsecured lines of credit from Private Export Funding Corporation (PEFCO) granted to GACN (supported by Ex-Im Bank), in 2011 and 2010, for US$20,385 thousands of dollars, maturing on December 21, 2021. As of December 31, 2014 and 2013, the balance is US$12,394 and US$14,347 thousands of dollars, respectively. The loan is guaranteed by the security equipment for checked-in luggage. The loan accrues interest at a 3-month Libor rate plus 1.25 percentage points, with quarterly payments of principal. As of December 31, 2014 and 2013, the rate was 1.49% and 1.52%, respectively.

	Ps. 182,622	Ps. 187,436

Unsecured line of credit at UPS Capital Business Credit (supported by Ex-Im Bank) granted to GACN in 2012 for US$4,463 thousands of dollars. As of December 31, 2014 and 2013, the balance is US$1,380 and US$2,000 thousands of dollars, respectively. The loan is guaranteed by the security equipment for checked-in luggage and other new security equipment. It accrues interest at a 3-month Libor rate plus 0.95 percentage points, with quarterly payments of principal and maturing on August 1, 2017. As of December 31, 2014 and 2013, the rate was 1.18% and 1.21%, respectively.	20,321	26,127

	December 31
	2014	2013

Unsecured line of credit from UPS Capital Business Credit (supported by Ex-Im Bank) granted to GACN for US$3,120 thousands of dollars, hired in April 2014, maturing in January 2019. As of December 2014, the balance is US$2,652 thousands of dollars. The loan is guaranteed by the fire extinguishing equipment and as collateral the thirteen airports. The loan accrues interest at a 3-month Libor rate plus 2.65 percentage points, (2.88%, as of December 31, 2014), with quarterly payments of principal.	39,088	—

Construction:
Loan granted to ICASA in June 2012, for U.S.$35 million dollars for working capital, accruing interest at the 28-day TIIE plus 3.75 basis points (7.04% and 7.54%, as of December 31, 2014 and 2013, respectively). The loan matures in June 2017. The loan has CICASA as a guarantor.	238,520	333,930

Loan granted to CICASA in August 2011, accruing interest at a 1-month Libor rate plus 4.50 percentage points, maturing in July 2018. As of December 31, 2014 and 2013, the balance is US$ 2,500 thousands of dollars and US $ 3,167 thousands of dollars, respectively and the rate was 4.75% for each year. The loan is secured by shares of Los Portales, S.A. (joint venture).	36,836	41,373

Real Estate Development:
Bridge loan granted in January 2014, to the subsidiaries ICA Propiedades Inmuebles, S.A. de C.V. (“ICAPRIN”) together with Promotora e Inversora ADISA, S. A. de C. V. (“PIADISA”), for U.S.$50 million dollars for the development of Campus ICA project. The loan accrues interest at annual Libor rate plus 7.75 percentage points (8.38% as of December 31, 2014). The loan matures in January 2017. The loan has ICA, CICASA, CONOISA and CONEVISA as guarantors.	736,740	—

Other purposes:
Unsecured loan granted in September 2014, to Aeroinvest, S.A. de C.V. for U.S.$225 million dollars; it accrues interest quarterly at a 3-month Libor rate plus 6.25% percentage points (6.45%, as of December 31, 2014), with semiannual payments of principal starting from September 2015. Aeroinvest guaranteed the loan with 63,320,746 shares of Series B of capital stock of GACN.	3,315,330	—

In May 2014, ICA placed senior notes for a principal amount of U.S.$700 million dollars, maturing in 2024. Debt instruments have an annual interest rate of 8.875%, interest is paid semi-annually. These debt instruments were issued by ICA as unsecured notes, with CICASA, CONOISA and CONEVISA as guarantors (Note 37).	10,314,360	—

	December 31
	2014	2013

In July 2012, ICA placed senior notes for a principal amount of U.S.$350 million dollars, maturing in 2017. Debt instruments have an annual interest rate of 8.806%, payable semi-annually, resulting in a yield to maturity of 8.625%. These debt instruments were issued by ICA as unsecured notes, with CICASA, CONOISA and CONEVISA as guarantors. U.S.$200 million dollars were prepaid with the resources obtained from senior notes placed in May 2014. This early settlement caused the payment of a premium to the bondholders for U.S.$13.5 million dollars which was recorded in financial cost in 2014 (see Note 37).

	2,210,220	4,572,820

In February 2011, ICA placed senior notes for a principal amount of U.S.$500 million dollars, with a coupon of 8.90% and maturing in 2021. These debt instruments were issued by ICA as unsecured notes, with CICASA, CONOISA and CONEVISA as guarantors.	7,367,400	6,532,600

Unsecured loan granted to ICA PLAN, in June 2014 for U.S.$55 million dollars, maturing in 2017. The loan accrues interest at the 1-month LIBOR rate plus 6.80 percentage points (7.06% as of December 31, 2014), payable semi-annually. These debt instruments were issued by ICA as unsecured notes, with CICASA, CONOISA and CONEVISA as guarantors.	810,414	—

Payable in euros:

Construction:

Bank loan granted to ICASA in July 2008, for import purchases, maturing in June 2015, payable in 16 semiannual installments beginning in December 2007, accruing interest at EURIBOR plus a margin of 0.45% percentage points (0.63% and 0. 84%, as of December 31, 2014 and 2013, respectively).	6,972	21,012

Loan granted to ICASA in March 2008, maturing in June 2019, accruing interest at 6-month Eurolibor rate plus 0.3 percentage points (0.47% and 0.62%, as of December 31, 2014 and 2013, respectively).	163,406	202,164

Loan granted to ICASA in March 2010, maturing in June 2019, accruing a 6-month Eurolibor rate plus 1.1 percentage points (1.28% and 1.47%, as of December 31, 2014 and 2013).	252,055	309,470

	December 31
	2014	2013

Payable in Mexican pesos:

Concessions and Airports:

In March 2008, Túneles Concesionados de Acapulco, S.A. de C.V. (“TUCA”) performed a new issuance of securitization certificates, which is guaranteed by collection rights and toll revenues of the Acapulco Tunnel, through a trust that issued a share certificate program. Principal and interest have a term of up to 25 years, are paid semiannually and bear interest at a rate of the 182-day TIIE plus 2.65% (5.99% and 7.54%, as of December 31, 2014 and 2013, respectively). The loan is also guaranteed by toll revenues and a letter of credit of Ps.75 million.	956,845	969,645

Consorcio del Mayab, S.A. de C.V. (“Mayab”), concession holder of Kantunil – Cancún road, in October 2012 issued participating security certificates (CBs) for a total of Ps.4,500 million in two parts: (i) Ps.1,195 million at a fixed rate of 9.67% and (ii) the equivalent of Ps.3,305 million in UDIS at a real rate of 5.80%. At December 31, 2014 the amount in pesos was Ps.1,185 million and the amount in UDIS was 680,014 which are equivalent to Ps.3,584 million. Interest is paid semiannually. Maturing in 22 years. Amortization of capital is semiannual and will begin in December 2014. Approximately Ps.2,339 million were used to prepay the CBs described in the preceding paragraph and Ps.1,909 million will be used for the construction of the extension of 54 additional miles of highway that goes from Playa del Carmen to Cedral (Note 13). The cash flows of the project are the source of repayment of the CBs.

	4,769,008	4,661,621

In July 2011, GACN issued debt certificates in the Mexican market for Ps.1,300 million at a variable 28-day TIIE rate plus 70 basis points, in a 5-year term maturing in 2016 at its nominal value. As of December 31, 2013 the interest rate was 4.54%. In July 2014, the loan was prepaid with the resources obtained from the placement of new debt certificates that are mentioned below.	—	1,300,000

In March 2013, GACN issued debt certificates in the Mexican market for Ps.1,500 million at a fixed rate of 6.47%, in a 10-year term maturing on March 14, 2023. Nine of the thirteen airports guarantee the loan, representing a guarantee by 80% of consolidated EBITDA of GACN.	1,500,000	1,500,000

	December 31
	2014	2013

In July 2014, GACN issued debt certificates for Ps.3,000 million in a 7-year term, at a fixed rate of 6.85%. Interest is paid semiannually and principal will be settled at maturity in June 2021. Debt certificates issued in July 2011 were prepaid with these resources obtained. Nine of the thirteen airports guarantee the loan, representing a guarantee by 80% of consolidated EBITDA of GACN.	3,000,000	—

Credit granted to CONOISA in June 2011, for working capital up to Ps.1,350 million maturing in June 2026. It accrues interest at 28-day TIIE rate plus 2.0 percentage points (5.29% and 5.79%, as of December 31, 2014 and 2013, respectively). This loan is secured with a pledge on 100% of its equity shares. In 2014, 16,335,384 shares of GACN were granted as guarantee.	470,628	215,512

In November 2014, ICA San Luis and LIPSA placed subordinated notes for Ps.1,750 million. Debt certificates are in UDIS in a 30 year-term at a fixed rate of 8.519%. The cash flows of the project are the source of repayment of the CBs.	1,777,927	—

In July 2014, ICA San Luis, S.A. de C.V. (“ICASAN”) and Libramiento ICA La Piedad, S.A. de C.V. (“LIPSA”), placed debt certificates for an amount of Ps.3,800 million in two parts: series A1 for an equivalent amount of Ps.2,000 million in UDIs, at a fixed rate of 5.40%, and series A2 for an equivalent amount of Ps.1,800 million in UDIs at a real rate of 5.95%. The term is 12.6 years for the series A1 and 22.1 years for the series A2. Approximately Ps.3,270 million were used to prepay outstanding debt in the projects that are described below, and the remainder in the constitution of the trust funds in each series. The cash flows of the project are the source of repayment of the CBs.

	3,905,738	—

Loan granted in September 2008, to ICA San Luis, S.A. de C.V for the construction of the Rio Verde – Ciudad Valles highway in San Luis Potosi, the loan is payable over 17 years, matures in 2025, and interest is payable quarterly at a rate of the 28-day TIIE plus 2.05 percentage points (as of December 31, 2013, 6.04%). This loan is amortized monthly and is guaranteed with toll revenues. This loan was prepaid in July 2014 with resources of debt certificates.	—	2,397,000

	December 31
	2014	2013

Loan granted to LIPSA in January 2008, for the Libramiento la Piedad project. The credit line has a maximum amount of Ps.900 million, to be applied in two tranches, guaranteed with the tolls collected; the loan matures in 2024, the amortization is monthly and accrues interest at a TIIE rate plus an applicable margin that varies between 2.75 and 3.50 percentages points (between 6.54% and 7.29%, as of December 31, 2013). This loan was prepaid in July 2014 with resources of debt certificates.	—	677,719

Loan granted to ANESA for the Rio de los Remedios highway project. The credit line has a maximum amount of Ps.3,000 million to be applied to stage I of the project (Puente de Vigas - Mexico Pachuca highway project); the loan matures in 2027 and accrues interest at a 7.81% fixed rate plus a fixed margin of 3.2% (net fixed rate of 11.015%). The loan is amortized quarterly beginning in July 2013. The loan is guaranteed with ANESA shares with full corporate rights of CONOISA.	2,944,120	2,978,180

Loan granted to DIPESA in November 2012, for the Barranca Larga highway project, up to an amount of Ps.1,368 million, which matures in November 2032. Amortization and interest are quarterly at a rate of 28-day TIIE plus 3.0 percentages points (6.32% and 6.78%, as of December 31, 2014 and 2013) and at fixed rate of 9.38%. DIPESA granted collateral by 100% of its shares. The cash flows of the project are the source of repayment of the loan.	751,805	505,665

Loan granted to Autovia Queretaro, S.A. de C.V. in June 2013, for the Palmillas - Apaseo El Grande highway project, up to an amount of Ps.5,450 million, maturing in September 2023. Interest is payable at a rate of the 28-day TIIE plus 2.75 percentage points (6.05% and 6.54% as of December 31, 2014 and 2013, respectively). The cash flows of the project are the source of repayment of the loan. Collateral of its shares without transfer of possession.	1,908,130	1,382,864

Loan granted to Tunel Diamante, S.A. de C.V., in July, 2013 for the “Acapulco – Las Cruces” tunnel Access in the state of Guerrero, up to an amount of Ps.850 million, maturing in July 2033. Interest is payable at a rate of the 28-day TIIE plus 2.75 percentage points (6.05% and 6.83% as of December 31, 2014 and 2013, respectively). The cash flows of the project are the source of repayment of the loan. Collateral of its shares without transfer of possession.	373,958	100,382

	December 31
	2014	2013

Construction

Loan granted to ICASA in December 2012, up to an amount of Ps.950 million for working capital for the Nayarit Social Readaptation project; it accrues interest at a rate of 28- day TIIE plus 3.0 percentage points (6.78%, as of December 31, 2013); maturing in March 2017. This loan was settled in 2014.	—	576,201

Loan granted to ICASA in August 2014, maturing in July 2017, up to an amount of Ps.780 million at a fixed rate of 7.50%. The loan is guaranteed with the collection rights of the construction revenues.	768,104	—

Real Estate Development:

Loan granted to Promotora Inmobiliaria PITCH, SA. de C.V. (“PITCH”), in January 2014, for U.S.$22.84 million, accruing interest at a Libor interest rate plus 4.5 percentage points for dollar disposals and TIIE plus 3.5 percentage points for peso disposals. It matures in 10 years, with a 2-year grace period beginning from the first disposal (February 2014). It will be paid in 32 quarterly amortizations with increasing principal payments, once the grace period expires (February 2016). The loan is for financing the initial stage of tourism development property Aak-Bal.Collateral been provided to the creditor trust, consisting of 236 condominium units owned by PITCH, with a minimum coverage of 2 to 1, and the land for hotel 41-A owned by Promoción Turística Aak-Bal, S. A. P. I. de C. V., related party. Additionally, it has ICA as joint obligor.

	322,825	—

Bridge loan granted to ICAPRIN together with PIADISA, in January 2014, for Ps.520 million for the development of ICA Campus project. The loan accrues interest at an annual fixed rate of 13.19%, maturing in January 2019. It has ICA, CICASA, CONOISA and CONEVISA as guarantors.	520,000	—

Other:

Loan in U.S. dollars granted to ICA PLAN in July 2014, maturing in December 2015 at a fixed rate of 8.00%.	202,656	—

Housing:

Bridge loan granted to Viveica in March 2011, for the development of projects, maturing in March 2014, accruing interest at the 28-day TIIE rate plus 4.0 percentage points (4.82% as of December 31, 2013, respectively).	—	167,779

Various bridge loans granted to Viveica for the development of projects, with maturities ranging from 2013 to 2017, and interest rate of 28-day TIIE plus percentage points fluctuating between 3.5 and 6.5 (between 4.82% and 7.82%, as of December 31, 2014).	692,373	652,612

	December 31
	2014	2013

Other	353,742	157,151

	50,912,143	30,469,263
Less:
Financing commissions and issuance costs, net	(1,422,243)	(799,345)

Total debt	49,489,900	29,669,918
Current portion	(2,204,330)	(854,374)

Long-term debt	Ps.47,285,570	Ps.28,815,544

b.	The scheduled maturities of long-term debt as of December 31, 2014, are presented in Note 30.

c.	As of December 31, 2014, the Entity has credit lines with financial institutions as follows:

Credit lines:
Amount awarded	Ps.	58,012,870
Used		53,501,506

Available to use	Ps.	4,511,364

d.	Long-term debt issued by some Entity’s subsidiaries includes various covenants that restrict the ability of certain subsidiaries of the Entity to incur additional indebtedness and capital lease obligations, issue guarantees, sell fixed and other non-current assets and make capital distributions to ICA, as well as require compliance with certain other financial ratios. These financial ratios include: the ratio of total liabilities to equity; the ratio of current assets to current liabilities; the ratio of current assets less affiliated accounts receivable to current liabilities; and the ratio of operating earnings plus depreciation to net financing expenses. The covenants of the debt contracts only restrict the resources stemming from project related to the loan and generally they do not limit the operations of the related subsidiaries. For the years ended December 31, 2014, 2013 and 2012, the Entity and its subsidiaries were in compliance with such covenants.

28.	Income tax

The Entity is subject to income tax and through 2013 to the flat tax.

Tax Reform 2014

ISR - The rate was 30% for the years 2014, 2013 and 2012, and under the new Income Tax Law 2014 (2014 Income Tax Law) will continue at 30% for 2015 and subsequent years. As a result of the tax reform which is described below, the Entity incurred ISR on a consolidated basis through 2013 with its Mexican subsidiaries.

In December 2013, Congress approved the Mexican Tax Reform with among other things, eliminated the flat tax (“IETU”) and the tax consolidation regime. As a result of the elimination of the IETU, for accounting purposes the Entity cancelled its existing deferred IETU recorded at the date of the Mexican Tax Reform. Regarding the tax consolidation regime, a desconsolidation option was established for groups which consolidated under such regime, discussed further below, and provided three alternatives for calculating the deferred tax at December 31, 2013, as well as a fractional payment scheme during the next five years.

As a result of the elimination of the tax consolidation regime the Entity and its subsidiaries have the obligation to pay the tax related to the deconsolidation, which was deferred according with previous tax law. The tax was determined from the date of deconsolidation and will be payable according to the options provided in the Income Tax Law issued in 2014 and over a 10-year period beginning in 2014, according with the tax reform of 2009, as illustrated below.

A new optional tax regime, “regime of fiscal integration” was incorporated, for those groups of companies that meet conditions and requirements similar to the previous consolidation regime. The main features of this regime are: (i) a minimum controlling interest of 80% in the voting shares of integrated companies is required by the integrating entity, (ii) it allows the deferral of a portion of income tax up to three years, establishing strict controls of current income tax and paid at the individual level, (iii) tax loss carryforwards from integrated or integrative companies which belong to previous periods may not be incorporated into the regime; only tax loss carryforwards which are generated from the effect date of the change in the tax law may be incorporated into this regime, (iv) an integrating factor is determined which is applied by all companies in the group, individually, to determine the income tax payable, and the deferred income tax over three years.

The Entity elected to be in the new optional fiscal integration regime for group companies beginning in 2014, as permitted by the 2014 Income Tax Law, having presented the appropriate notice to the tax authorities.

Pursuant to Section XVIII of transitional ninth article of the 2014 Tax Reform, and because ICA was a holding company through December 31, 2013 and as of this date was subject to the payment schedule contained in section VI of article four of the transitional provisions of the Income Tax Law published in the Official Gazette of the Federation on December 7, 2009, or Article 70-A of the Income Tax Act 2013 which was subsequently abrogated by the 2014 Tax Reform, the Entity is still required to continue to make payments, under the deferred payment schedule, that were generated from fiscal consolidation rules in the previous 2009 Mexican Tax Reform (discussed below).

IETU – Beginning in 2014, the flat tax was eliminated. Accordingly, the Entity was subject to, and recognized, IETU through December 31, 2013, which is a tax based on cash flows from both income and deductions and certain tax credits in each year. The rate was 17.5%. As a result of the elimination of the tax, the Entity canceled its existing deferred IETU balances through results of 2013 and in its financial position. Additionally, as of December 31, 2013, only deferred ISR is calculated, as a result of the elimination of IETU.

In addition, as opposed to ISR, the parent and its subsidiaries incurred IETU on an individual basis.

Through December 31, 2013, current income tax was based on the greater of ISR and IETU.

From 2008, the IMPAC Law was eliminated; however, in certain circumstances, recovery of IMPAC paid in the ten years immediately preceding that in which for first time ISR is paid is permitted, in the terms of the law.

Tax Reform 2009

In December 2009, modifications were published to the Income Tax Law (“2009 Tax Reform”) effective as of 2010, which establish that: a) the payment of ISR on benefits received from tax consolidation of subsidiaries, obtained in the years 1999 through 2004, must be made in partial installments from the year 2010 until 2014 and b) the tax on benefits obtained from the tax consolidation of subsidiaries for 2005 and subsequent years will be paid during the sixth through tenth years after that in which the benefit was obtained. The payment of the tax on the dividends distributed between companies that consolidated for tax purposes, made in years prior to 1999, could also be required to be paid in some cases, as established in tax provisions, such as upon sale of the shares of the controlled companies or at the time the Entity eliminates the tax consolidation regime, among others.

Based on the above, as of December 31, 2014, the tax payable for deconsolidation is for Ps.4,411 million, and as of December 31, 2013, tax payable for deconsolidation and IMPAC is for Ps.4,690 million, see paragraph (e) of this note.

a.	The income taxes are as follows:

Consolidated statements of financial position:

	December 31,
	2014	2013
Assets:
Deferred ISR asset of subsidiaries	Ps. 6,076,161	Ps. 4,198,832
Deferred ISR of other comprehensive income	30,111	—
Tax credit for foreign taxes paid	55,427	249,644
Recoverable IMPAC	2,357	97,127

	Ps. 6,164,056	Ps. 4,545,603

	December 31,
	2014	2013
Liabilities:
Deferred ISR liability of subsidiaries	Ps. 1,915,041	Ps. 1,692,729
Deferred ISR of other comprehensive income	15,476	(51,247)

	Ps. 1,930,517	Ps. 1,641,482

Consolidated statements of comprehensive income:

	For the year ended December 31,
	2014	2013	2012
Current:
ISR	Ps. 284,533	Ps. 326,557	Ps. 117,259
IETU	—	21,515	116,389
Asset tax	—	(144,999)	—
Others	—	—	(16,212)

Total	284,533	203,073	217,436

Deferred
ISR	(1,285,665)	(306,372)	228,872
Tax credit for foreign taxes paid	(1,496)	—	(380,492)
Cancellation of deferred IETU	—	(512,469)	(100,116)
Asset tax	—	19,863	—
Others	—	—	(492)

Total	(1,287,161)	(798,978)	(252,228)

Total income tax expense in results	Ps. (1,002,628)	Ps. (595,905)	Ps. (34,792)

For the years ended December 31, 2014, 2013 and 2012, income before income taxes of foreign subsidiaries is Ps.1,256 million, Ps.35 million and Ps.574 million, respectively.

b.	The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of net income before income tax is as follows:

	For the year ended December 31, 2014
	Amount	Rate %
Loss before income taxes	Ps. (3,529,891)
Current	284,533	(8.06%)
Deferred	(1,287,161)	36.46%

Total income taxes	(1,002,628)	28.40%
Add (deduct)
Inflationary effects	(476,749)	13.51%

	For the year ended December 31, 2014
	Amount		Rate %
Non-deductible expenses		(96,175)	2.72%
Dividend income		(3,779)	0.11%
Inflationary effects on tax loss carryforwards and investments in concessions		552,770	(15.66%)
Unrecognized deferred tax assets		(244,028)	6.91%
Taxable income of foreign subsidiaries		281,606	(7.98%)
Share in results of associated companies		164,761	(4.67%)
Effects of discount of the liability for tax deconsolidation		(95,339)	2.70%)
Other		(139,407)	3.96%

Statutory rate	Ps.	(1,058,968)	30%

	2013
	Companies incurring ISR			Companies incurring IETU
	Amount		Rate %	Amount		Rate %
Income before income taxes	Ps.	103,766		Ps.	103,766
Current		181,562	174.97%		21,515	20.73%
Deferred		(286,509)	(276.11)%		(512,469)	(493.86)%

Total income taxes		(104,947)	(101.14)%		(490,954)	(473.13)%
Add (deduct)
Inflationary effects		184,236	177.54%		—	—
Effects of permanent differences, mainly non-deductible expenses		(7,406)	(7.13)%		—	—
Effect of modification of tax rates (1)		25,054	24.14%		—	—
Taxable income of foreign subsidiaries		(190,909)	(183.98)%		—	—
IMPAC		125,102	120.57%
IETU		—	—		509,113	490.63%

Statutory rate	Ps.	31,130	30%	Ps.	18,159	17.50%

(1)	Corresponds to a modification to the statutory rate for years subsequent to 2013, which causes an effect in the rate reconciliation when applying at 28% rate to certain temporary differences.

	2012
	Companies incurring ISR			Companies incurring IETU
	Amount		Rate %	Amount		Rate %
Income before income taxes	Ps.	927,781		Ps.	927,781	—
Current		101,047	10.89%		116,389	12.54%
Deferred		(152,112)	(16.39)%		(100,116)	(10.79)%

Total income taxes		(51,065)	(5.50)%		16,273	1.75%
Add (deduct)
Inflationary effects		(613,665)	(66.14)%		100,585	10.84%
Effects of permanent differences		203,892	21.98%		(43,073)	(4.64)%

	2 0 1 2
	Companies incurring ISR		Companies incurring IETU
	Amount	Rate %	Amount	Rate %
Effect of modification of tax rates	702,775	75.75%	—	—
Taxable income of foreign subsidiaries	36,399	3.92%	—	—
IETU	—	—	88,577	9.55%

Statutory rate	Ps. 278,336	30%	Ps. 162,362	17.50%

c.	As of December 31, 2014 and 2013, the main items comprising the balance of the deferred ISR asset (liability) are:

	December 31,
	2014
	Deferred ISR asset	Deferred ISR liability
Liabilities:
Customers, mainly cost and estimated earnings in excess of billings on uncompleted contracts and others	Ps. (257,479)	Ps. (8,211,591)
Deferred expenses, expenditures for construction and others	(560,909)	(274,423)
Prepayments and other assets	—	(87,017)
Intangible assets from concessions	(1,061,966)	(1,377,291)
Other assets	(785,726)	—

Total liabilities	(2,666,080)	(9,950,322)

Assets:
Provisions, estimations and accrued expenses	707,756	838,168
Property, plant and equipment	411,092	288,981
Prepayments and other assets	99,226	—
Real estate inventories	726,811	3,307,905
Advances from customers	142,746	1,242,842
Financial derivative instruments	72,717	—
Other liabilities	—	25,174

	2,160,348	5,703,070

Deferred ISR liabilities on temporary differences	(505,732)	(4,247,252)

Tax loss carryforwards	6,581,893	2,332,211

Total net asset (liability)	Ps. 6,076,161	Ps. (1,915,041)

	December 31, 2013
	Deferred ISR asset	Deferred ISR liability
Liabilities:
Customers, mainly cost and estimated earnings in excess of billings on uncompleted contracts and others and others	Ps. (223,850)	Ps. (7,595,125)
Inventories	(33,904)	(57,658)
Intangible assets from concessions	(1,888,500)	(2,924,700)

Total liabilities	(2,146,254)	(10,577,483)

	December 31, 2013
	Deferred ISR asset			Deferred ISR liability
Assets:
Provisions, estimations and accrued expenses		299,287			722,760
Property, plant and equipment		373,800			370,408
Real estate inventories		1,210,703			4,617,092
Advances from customers		178,615			1,172,362

		2,062,405			6,882,622

Deferred ISR liabilities on temporary differences		(83,849)			(3,694,861)

Tax loss carryforwards		4,282,681			2,002,132

Total net asset (liability)	Ps.	4,198,832	(1)	Ps.	(1,692,729)

(1)

At December 31, 2014 and 2013, the Entity recognized a deferred tax asset of Ps.6,076 million and Ps.4,199 million, respectively, mainly for the recognized credits for tax loss carryforwards. Management has the expectation of applying such benefits in accordance with projections and several tax strategies with expect favorable outcomes.

d.	The changes in deferred tax assets and liabilities during the year are as follows:

	December 31,
	2014		2013
Beginning balance	Ps.	(2,904,121)	Ps.	(2,922,697)
ISR in results		(1,287,161)		(306,372)
Business acquisitions and others		(67,867)		143,761
Recoverable IMPAC		(6,441)		(97,127)
Tax effects recognized in other comprehensive income and equity		36,611		25,580
Tax on sale of shares in subsidiary for application of losses for the year included in retained earnings		—		336,658
Others		(4,560)		428,545
Elimination of IETU		—		(512,469)

Ending balance	Ps.	(4,233,539)	Ps.	(2,904,121)

e.	Tax consolidation:

Changes in the income tax liability resulting from fiscal deconsolidation are as follows:

	December 31,
	2014		2013
Beginning balance	Ps.	4,588,523	Ps.	4,901,137
Increase in liability for tax consolidation		(93,174)		1,604,860
Unused tax losses in tax consolidation		—		(1,643,502)
Inflation		172,941		—
Payments		(256,593)		(273,972)

Total income tax payable for deconsolidation		4,411,697		4,588,523
Current income tax payable for deconsolidation		(182,509)		(260,236)
Discount of tax liability by deconsolidation, arising from definition of specific time to payment		(530,633)		(675,000)

Non-current income tax payable for deconsolidation	Ps.	3,698,555	Ps.	3,653,287

The income tax at December 31, 2014 on the tax consolidation will be paid as follows:

Year	Deferred ISR
2015	Ps.	182,509
2016		329,196
2017		605,086
2018		661,408
2019		860,068
2020-2023		1,773,430

	Ps.	4,411,697

As of December 31, 2013, a liability for IMPAC of Ps.101 million was recognized, which was cancelled during 2014 by certain tax provisions effective from this year. Additionally, the IMPAC asset recorded of Ps.95 million was also eliminated accordingly.

f.	The benefits from tax loss carryforwards, for which a deferred ISR asset has been recognized can be recovered under certain circumstances. Expiration dates and restated amounts as of December 31, 2014 are:

Year of	Tax loss
Expiration	carry forwards
2015	Ps.	19,901
2016		498,145
2017		730,510
2018		434,616
2019		535,343
2020		1,038,967
2021		2,876,232
2022		1,190,671
2023		6,338,190
2024		8,851,717

	Ps.	22,514,292

Additionally, each concession has received the approval of the Secretaría de Hacienda y Crédito Público to amortize the tax losses until they are exhausted, the term of the concession has been completed or the concessions have been settled. The total amount of tax loss carry forwards from concessions which do not have an expiration date is Ps.7,195,416.

g.	Certain tax loss carry forwards that can be used to offset future taxable income were not included in the determination of deferred tax of 2014, because the Entity believes it is not likely to recover are for Ps.1,354 million. Expiration dates and restated amounts at December 31, 2014, are as follows:

Year of	Tax loss
Expiration	carry forwards
2015	Ps.	9,814
2016		4,350
2017		3,247
2018		12,410
2019		89,970
2020		122,855
2021		107,855
2022		88,820
2023		70,359
2024		844,472

	Ps.	1,354,152

h.	Income tax recognized in other comprehensive (loss) income or directly in equity:

	December 31,
	2014	2013	2012
Deferred taxes
Income and expense recognized in other comprehensive income:
Labor obligations	Ps. (32,520)	Ps. (15,020)	Ps. 32,877
Valuation of financial instruments treated as cash flow hedges	163,200	90,699	63,186
Valuation of financial instruments treated as cash flow hedges of associates and joint ventures	165,136	219,624	327,365

	295,816	295,303	423,428

Reclassifications from equity to income:
Related with cash flow hedges	(279,308)	(92,452)	(53,027)
Related with cash flow hedges of associates and joint ventures	(109,280)	(324,366)	(110,246)

Total income tax recognized in other comprehensive income	(92,772)	(121,515)	260,155

Equity forward recorded in additional paid-in capital	(17,068)	(5,438)	22,506
Reclassifications from equity to income:
Tax on sale of shares in subsidiary for application of losses for the year included in retained earnings	—	(336,658)	—

	(109,840)	(463,611)	282,661
Less:

Deferred tax of associated companies, joint ventures and other	73,229	438,031	(287,882)

Change of current and deferred tax (see paragraph d)	Ps. (36,611)	Ps. (25,580)	Ps. (5,221)

i.	The balances of stockholders’ equity tax accounts at December 31, 2014, 2013 and 2012 are as follows:

	December 31,
	2014	2013	2012
Contributed capital account	Ps. 27,495,863	Ps. 26,773,479	Ps. 26,933,336
Net consolidated tax profit account	16,800,399	16,147,174	14,387,584

Total	Ps. 44,296,262	Ps. 42,920,653	Ps. 41,320,920

29.	Contingencies

a.	Lawsuits and litigation – At December 31, 2014, there are several labor issues against many of its subsidiaries in process, arising in the ordinary course of business. The Entity’s management and legal advisers expect that, given their nature, the resolutions of these lawsuits and claims will not represent a significant economic effect and will not have a significant effect in the consolidated financial statements in the years of resolution of these matters, either individually or as a whole.

b.	Tax lawsuits - As of the date hereof, ICA and certain of its subsidiaries are in the process of settling several tax disputes before the relevant authorities. Given that these disputes relate to the return or recovery of taxes paid by the Entity’s subsidiaries before filing such claims, the Entity does not expect to pay any additional amounts in the event it does not obtain favorable resolutions of such matters.

c.	Construction

Metro Line 12

I.	Civil lawsuit filed for collection purposes

On December 14, 2012 the Entity, together with its partners Carso Infraestructura y Construcción, S.A. de C.V. (“CARSO”) and Alstom Mexicana, S.A. de C.V. (“ALSTOM”) (in conjunction with the Entity, the “Consortium”), filed a civil lawsuit against the Government of the Federal District (“GDF”), the Department of Works and Services of the Federal District and the Decentralized Entity known as the Federal District Metro Project.

This lawsuit was filed to collect additional and extraordinary work performed outside the scope of Fixed-Price Contract No. 8.07 C0 01 T.2.022, executed on June 17, 2008 to implement the Line 12 Project of the Mexico City Metro system.

The claimed payments involved the amount of Ps.3,834,676, plus value added tax, and the amount of Ps.118,260 for financial expenses incurred due to the delayed payment of work estimates, penalty interest and the legal expenses and costs incurred throughout the duration of this legal action.

The claimed payments attributable to ICA total Ps.2,691 million, plus value-added tax.

On April 23, 2013, the judge appointed to hear the lawsuit decided not to order a study based on the merits of the case because, in his opinion, a prior administrative procedure should have been performed, albeit without affecting the petitioner’s procedural and substantive rights once this administrative instance has been concluded. The parties therefore settled their differences through an out-of-court procedure to resolve certain technical and administrative issues.

Within the conciliation procedure, more specifically the hearing held on December 13, 2013, the parties jointly filed a proposal to resolve their discrepancies with the Internal Control Entity, which essentially consisted of each party accepting the report issued by an expert witness appointed and approved by both parties, provided it was free from errors, fraud or bad faith. Likewise, the agreement expressly noted that the proposed solution was the only feasible way to resolve technical and administrative discrepancies and that there was no other dispute between them.

On January 16, 2014, the expert witness appointed by the parties delivered its reports and conclusions to the GDF and Consortium in accordance with the agreement of December 13, 2013, which determined an amount of Ps.2,247,913 owed to the Consortium. However, the GDF refused to fulfill the terms of this agreement.

On May 9, 2014, the Consortium filed an ordinary civil lawsuit at the federal court level against the GDF to request the formalization and fulfillment of the agreement of December 13, 2013 by the GDF and, as a result, the settlement of the amount of Ps.2,247,913 plus ancillary government charges which, through December 31, 2014, are estimated at Ps.398,000.

Of the amounts discussed in the immediately preceding paragraph, 81.39 % is receivable by ICA. At the date of this report, management considers that it has sound legal arguments to enable it to recover the claimed amounts; it estimates that this process will take more than 12 months.

Through the ruling issued on February 25, 2015, the Judge accepted the aforementioned legal action and served a summons to the GDF on March 3, 2015, which it answered in March 2015.

Aside from the above legal action, the Consortium is currently preparing a new lawsuit to claim a series of payments from the GDF for different items that were not included in the expert witness’s report, such as: pending estimates, maintenance work and the rehabilitation of the Atlalilco - San Andrés section, among others, for the approximate amount of Ps.726,000 plus ancillary government charges. The Entity’s management considers that it has a high possibility of recovering these amounts.

II.	Local Declaratory Action filed by the GDF

On April 24, 2014, the GDF filed an ordinary civil lawsuit (“Declaratory Actions”) against ICA, CARSO and ALSTOM, each of which were named individually.

Through this lawsuit, the GDF seeks to obtain a legal ruling to the effect that the works contract involving Metro Line 12 was executed under the “fixed-price” modality, meaning that the agreed amount and execution period cannot be modified, thereby allowing it to avoid the obligation to pay for any additional work claimed by the Consortium. The GDF does not claim any amount through this lawsuit.

This lawsuit is currently at the evidence submission stage. However, it does not imply a direct economic contingency or the risk of conviction for the Entity because a declaratory action is exclusively intended to obtain a legal ruling regarding the proposed concepts.

III.	Contract Liquidation and Settlement Process

In September 2014, the Consortium filed for indirect injunctive relief against the imminent liquidation and unilateral settlement of the contract by the GDF, which attempted to impose certain ,economic penalties for alleged project shortfalls or poorly performed work, while also claiming the unconstitutionality of Article 57 of the Public Works Law of the Federal District.

Accordingly, the Sixteenth District Administrative Judge granted a definitive suspension to the Consortium to prevent the GDF from applying the guarantees given by the Consortium to permit the liquidation and settlement of the works contract. Based on this suspension, the GDF is unable to arbitrarily file legal action to impose penalties or collections, including the execution of the compliance bond provided by the Consortium until such time as a ruling is issued regarding the writ of injunctive relief.

However, on January 9, 2015, the Consortium filed a writ of injunctive relief for the fourth time because, on December 5, 2014, the GDF issued the Unilateral Public Works Contract Settlement. The extension of this writ was accepted by the Judge on February 27, 2015.

This writ of injunctive relief is currently at the stage whereby the Consortium is submitting its evidence.

Grupo Constructor PYR (“GRUPO PYR”)

Grupo Constructor PYR sued the Entity, with regard to a fixed-price works subcontract forming part of the San Luis Potosí Exhibition Center project, for the total amount of Ps.28,539 plus taxes and other items that must be settled when the verdict is issued. Accordingly, the Entity filed a counterclaim for the amount of Ps.16,581, which is primarily composed by additional payments, contractual penalties and unperformed work activities, among other items.

The resulting verdict ordered the Entity to pay the entire claimed amount; the Entity has since filed an appeal again the verdict.

The appeal absolved the Entity from the payment of all the claimed amounts, albeit with the exception of certain extraordinary work for the amount of Ps.4,400; the Entity and plaintiff subsequently filed for injunctive relief.

The Entity’s application for injunctive relief was rejected, which was granted to GRUPO PYR to permit the study and valuation of the respective log. A new verdict was subsequently issued, ordering the Entity to pay all the claimed amounts. The Entity once again filed for injunctive relief, which is currently being processed. The Entity does not believe that an unfavorable outcome will have a material impact to its consolidated financial information.

Aqueduct II project in Querétaro

Based on the construction of the Aqueduct II project in Querétaro, a series of disputes arose with the customer, the Querétaro State Water Commission (“CEAQ”), because the value of certain items increased with respect to the original budget during the construction project. Accordingly, on December 19, 2013, a formal payment request was filed through a Notary Public, although the CEAQ has yet to respond.

In April 2014, the lawsuit claiming the amount of Ps.474,186 was submitted to the Civil District Judge in Querétaro. However, the Judge ruled that the lawsuit was outside his jurisdiction and should be sent to the administrative court; Suministro de Agua de Querétaro (“SAQSA”) filed an appeal.

The court hearing the appeal ruled that the lawsuit is of a civil rather than administrative nature, but also considered that it should be heard by a District Judge in the Federal District based on the terms established in one of the amendment agreements to the contract, while also ordering that the lawsuit and its exhibits be returned to SAQSA.

The lawsuit was once again filed in November 2014 and sent to the Seventh Civil District Court of the Federal District. Accordingly, in December 2014, the Court served summons to CEAQ, BANOBRAS and one of the two supervisory companies.

Puebla Collector Road

Through the State Infrastructure Department, the Puebla State Government issued an invitation to submit bids for the Comprehensive Project to modernize the Collector Road of the México – Puebla Highway and the Santa Ana – Chiautempan Highway.

While the original contract amount was Ps.670,000, the project was concluded for the amount of Ps.1,119,000, thus resulting in a difference of approximately Ps.450,000 receivable by ICA.

The work performance program and work scope were adversely affected by numerous factors, thereby generating costs for the Entity, including the following:

1.- Different real property elements required for work execution were not released;

2.- The executive project was modified;

3.- The Entity incurred extraordinary expenses to obtain the necessary right-of-way, and

4.- Social objections delayed the agreed program.

On December 5, 2013, a formal payment request was issued to the Puebla State Infrastructure Department, which did not respond. Consequently, on August 22, 2014, the Entity filed a claim for the amount of Ps.472,789 with the local courts of Puebla State.

Management considers that it has sound legal arguments to allow it to recover the aforementioned amounts, but estimates that the recovery process will take more than 12 months.

Highway Network Project in Colombia

In April 2002, an arbitration court ordered the Entity to pay compensation of approximately US$2.200 million to the Urban Development Institute (IDU) due to its noncompliance with the works contract executed for the “Highway Network” project in Bogotá, while also establishing contract liquidation criteria. This ruling was recognized by the Mexican judicial authority in January 2009 and the resulting amount duly settled.

In a separate lawsuit related to the same project, the IDU filed a claim against the Entity with a Colombian court for damages and contractual noncompliance for the approximate amount of US$4.720 million. It also filed a claim against the bonding company to obtain the refund of the unapplied advance.

The Entity filed a counterclaim to demand compensation of US$17.800. The Court ordered the suspension of all legal actions filed against the bonding company until a verdict was issued for the counterclaim filed by the Entity.

In June 2011, the procedural suspension ordered by the Judge in relation to the law-enforcement procedure filed against the bonding company concluded. Consequently, despite the reciprocal claims filed by the parties, the conclusion of the suspension permitted the execution of bonds for the amount of US$17.0 million plus interest, although certain legal instances can still be used to challenge a ruling in this regard.

On September 26, 2012, a settlement agreement was executed by the parties to fully terminate all the disputes arising from the execution of contract 462 of 1997. This agreement was filed with the Administrative Court of Cundinamarca which, in order to issue a ruling, requested that the Attorney General’s Office of Colombia issue its opinion.

As the Administrative Court of Cundinamarca rejected the settlement agreed with the IDU on February 28, 2013, on March 8, 2013, the Entity filed an appeal for which a verdict was issued on April 17, 2013. This verdict partially granted a suspensive effect against the court order that partially accepted the settlement proposal and sent the file for the ruling of the State Council.

Through the ruling of October 24, 2013, the State Council approved the settlement agreement executed with the IDU, whereby the parties accepted the liquidation of Contract 462 of 1997. The Entity must pay the amounts detailed in the settlement, while the IDU must abandon the enforcement procedures initiated against the Entity.

With respect to the law enforcement procedure initiated by the IDU against Chubb de Colombia de Seguros S.A. and the Entity to collect the amount detailed in the Ruling that upheld the expiration of the Contract and implemented the monetary penalty clause (Process No. 2002-02258), the Court issued a verdict on October 18, 2013 in which, without ruling on the exceptions formulated by the Entity, ordered the enforcement to continue. The Entity filed an appeal against this verdict on November 28, 2013, which primarily refers to the settlement agreement executed with the IDU. Based on the court order of April 28, 2014, the State Council accepted the abandonment of the legal proceeding, thereby permitting the conclusion of this process.

With respect to the law enforcement procedure filed by the IDU against Chubb de Colombia de Seguros S.A. and the Entity to collect the amount detailed in the ruling that granted injunctive relief from the execution of the compliance guarantee (Process No. 2003-00429), the Administrative Court of Cundinamarca ruled that the exceptions submitted by Chubb de Colombia de Seguros S.A. were unfounded and ordered the collection of the amount detailed in the lawsuit of February 18, 2003 to be continued. On May 3, 2014, the defendant entities filed an appeal and a proceeding for annulment against this court order.

Through the ruling of October 24, 2013, the State Council approved the settlement agreement executed with the IDU, whereby the parties accept the liquidation of Contract 462 of 1997. Consequently, the Entity paid the amounts detailed in the settlement agreement, while the IDU agreed to abandon law-enforcement procedure No. 2002-2258, which was accepted by the State Council on May 6, 2014.

On May 14, 2014, the IDU filed a notice regarding its abandonment of process No. 2003-00429, which was rejected through the court order of August 4, 2014 because the legal representative of the IDU was not expressly empowered to abandon the process.

On August 14, 2014, the attorney of the IDU filed an appeal for a rehearing which was accompanied by a new power of attorney in which the IDU expressly empowers the legal representative to abandon the process. On August 28, 2014, the process was sent for the ruling of the Presiding Magistrate.

PAC-4 Arbitration Requests

I.	Arbitration Request filed by the ICA-FCC-MECO Consortium against the Panama Canal Authority (“ACP”) for additional work:

On July 19, 2013, the ICA-FCC-MECO Consortium filed an arbitration request with the Conciliation and Arbitration Center of Panama (“CECAP”) against the ACP for monetary damages suffered until that date by the Consortium as a result of the geological conditions discovered during project execution.

The arbitration panel was formally incorporated on August 14, 2013; before resolving issues based on the merits of the case, it must first rule on the domestic or international nature of the arbitration procedure. On October 23, 2013, the ACP responded to the request and the prior special ruling by requesting that the arbitration panel rule on the untimeliness of all the claims filed by the Consortium in its request so as to terminate the arbitration process. The Entity is still awaiting a ruling from the arbitration panel regarding the domestic or international nature of the arbitration process and the prior special ruling filed by the ACP.

The parties decided to jointly file an arbitration suspension application to reach a settlement agreement to end all their differences. As a result of their negotiations, on May 9, 2014, the parties filed a notice regarding their decision to abandon the claim and arbitration process, which was accepted by the CECAP through the ruling of June 20, 2014.

On June 30, 2014, the parties executed contractual amendment agreement No. 33 in which the ACP recognized the payment of US$ 41,577 made to the Consortium for “Works and expenses for all claims related to different site conditions”, as well as the contractual period extension of 651 calendar days (until May 31, 2015). Based on this agreement, this issue is deemed to have been concluded in a partially favorable manner with respect to the interests of the Consortium.

II.	Arbitration Request filed by the ICA-FCC-MECO Consortium against the ACP for the increased minimum wage payable to workers in the Panama Canal area.

On September 21, 2012 the ICA-FCC-MECO Consortium filed an arbitration request with the CECAP against the ACP for the monetary damages suffered by the ICA-FCC-MECO Consortium as a result of the increased minimum wage payable to workers in the Panama Canal area, for the amount of US$ 1.250 million, plus all the costs incurred during the contract period. This increase resulted directly from the issuance of decree No. 6 of January 23, 2012, which the ICA-FCC-MECO Consortium claims to have modified the contract executed between the parties.

The Arbitration Court was formally constituted on January 22, 2013. Through Ruling No. 02/2013 of April 11, 2013, the court extended the deadline for issuing a verdict until September 26, 2013. On August 9, 2013, the parties filed an application to postpone the issuance of this verdict for the second time, which was accepted by the Arbitration Court. Consequently, October 25, 2013 was set as the new deadline for issuing the respective verdict.

Similarly, on October 25, 2013, the Arbitration Court issued a verdict that rejects all the claims submitted by the ICA-FCC-MECO Consortium, meaning that the arbitration procedure has concluded in an unfavorable manner with respect to the interests of the Consortium.

Ordinary claim filed for a substantial amount by Sonama Panamá, S.A. and Sonama, S.A. against the ICA-FCC-MECO Consortium

On June 28, 2013, Sonama Panamá, S.A. and Sonama, S.A. filed a claim for damages against the members of the ICA-FCC-MECO Consortium for the amount of $25.414 million Balboas. The plaintiffs’ claims are based on the alleged noncompliance of commercial and mercantile obligations undertaken by the members of the ICA-FCC-MECO Consortium to perform subcontracting work for the Pac-4 Project.

The lawsuit was admitted through court order No. 1075 of August 14, 2013, notification of which was received by ICA on February 7, 2014. As ICA responded to the lawsuit on March 21, 2014, it is currently waiting for the Judge to accept the evidence submitted by the parties.

The main legal defense argument submitted by the ICA-FCC-MECO Consortium is the fact that a contract supporting the plaintiffs’ claims was never executed between the parties, meaning that a provision need not be created for this purpose.

ICAMEX – TERMOTÉCNICA

I.	Tax liability process involving ICAMEX – TERMOTÉCNICA based on the contract executed with ECOPETROL.

On July 27, 2012, the General Controllership of the Republic of Colombia notified the ICAMEX – TERMOTÉCNICA Consortium and its contracting party, Empresa Colombiana de Petróleos ECOPETROL, S.A., of the initiation of a Tax Liability Process derived from the oil spill of December 11, 2011 following the breakage of section 231+080 of the Caño Limón - Coveñas oil pipeline, which damaged the Nation’s environmental heritage. This spill occurred within the jurisdiction of the Municipalities of Chinácota, Los Patios and Cúcuta in the Northern Department of Santander and involved the loss of 3,267 barrels of oil at the accident site.

The aforementioned Controllership has applied a tax liability of approximately US$ 19.514 million to the Consortium due to its alleged gross negligence. ICA is currently waiting for a date to be set to conclude the submission of evidence and proceed with the closing arguments.

II.	Petition for direct reparations filed by Corporación Autónoma Regional de la Frontera Nororiental (“CORPONOR”) against the ICAMEX – TERMOTÉCNICA Consortium.

On September 28, 2012, CORPONOR notified the ICAMEX – TERMOTÉCNICA Consortium of the request for an out-of-court settlement to claim direct reparations from the Consortium and Empresa Colombiana de Petróleos ECOPETROL, S.A. for the environmental damage caused by the hydrocarbon spill at the Caño Limón - Coveñas oil pipeline.

The claims filed by CORPONOR to return the ecosystem to its pre-spill condition total approximately US$ 18.510 million.

CORPONOR informed the involved parties that an out-of-court settlement hearing would be held on November 7, 2012. However, as an agreement was not reached at this hearing, CORPONOR could file a legal action against the ICAMEX – TERMOTÉCNICA Consortium.

As a result of the above situation, on December 9, 2013, CORPONOR filed a petition for direct reparations with the Administrative Court of Northern Santander against Ecopetrol and the ICAMEX – TERMOTÉCNICA Consortium, which was admitted through the court order of March 5, 2014.

The ICAMEX – TERMOTÉCNICA Consortium is currently preparing a response to this petition, together with the respective exceptions list.

Notwithstanding, the Consortium has not created a provision for the process discussed in either of the two preceding numerals because neither of the two processes has offered any legal indication of a possible contingency. Furthermore, the oil spill is not attributable to the Consortium, as will be timely certified for both processes.

Please note that, at the appropriate procedural moment, the competent judicial authority of Colombia will have to determine which of the two lawsuits must continue, i.e., that initiated by the General Controllership of the Republic of Colombia or that filed by CORPONOR. This is the case because both proceedings deal with the same issue, i.e., the oil spill at the aforementioned site.

d.	Airports

I.	Aeropuerto Internacional de Ciudad Juárez S.A. de C.V. (“Ciudad Juárez Airport”)

In 1991, the alleged original owners of the land where Ciudad Juárez Airport is located filed a legal proceeding against the airport to reclaim ownership of the land by alleging its illegal transfer to the Mexican Government.

As an alternative to recovering its ownership of this land, the plaintiff claims monetary damages of US$120 million. Ciudad Juárez Airport highlighted the need for the intervention of the SCT, as it originally granted the Ciudad Juárez Airport concession, while the concession title only establishes the legal figure of concession holder.

The lawsuit is still underway because the Entity is awaiting a verdict based on the merits of the case, in which the Federal Government has appeared to request that a Federal Judge issue a verdict instead of the civil court judge who initially received the lawsuit. The jurisdictional dispute was resolved in favor of the Federal Government, whereby the Civil Court Judge was ordered to send the respective certificates to the Federal Courts to resolve this issue. Given that the District Judge declared that he was unable to rule on this lawsuit, the case was forwarded to the Supreme Court.

However, the Supreme Court ruled that the jurisdictional conflict be resolved by a Collegiate Circuit Court, which issued a verdict on January 13, 2013 to the effect that the case must be heard by a civil court as opposed to a federal court, while also ordering the file to be returned to the civil court to continue the procedure. As the legal proceeding is still under consideration, a verdict has not yet been issued.

At the issuance date of financial statements, the contingency remains because this lawsuit still awaiting a verdict in which the SCT has appeared already. In the event of an unfavorable verdict for the Entity, the economic effect would be payable by the Federal Government, as detailed in the Concession Title. The Entity has not recorded a provision for this lawsuit because it does not consider probable an unfavorable verdict.

II.	Real Estate Property Tax

This situation involves a series of lawsuits and/or proceedings filed against different companies of GACN for unpaid tax. The resulting rulings have favored the Entity’s interests based on the primary consideration that the respective real property constitutes goods of the public domain which, as such, are exempt from the payment of tax. Notwithstanding the foregoing, at the date of this report, the following lawsuits are currently underway:

a)	Reynosa

In February 2011, the Municipality of Reynosa issued a new real estate property tax payment request for the total amount of Ps.117,654, without specifying the period for which this tax was outstanding. The Entity filed a proceeding for annulment against this request, which is still awaiting a verdict.

In November 2011, the Municipality of Reynosa once again issued a real estate property tax payment request to the Entity for the amount of Ps.127,312. The Entity filed a proceeding for annulment against this request, which is still awaiting a verdict.

In August 2012, the Municipality of Reynosa issued a real estate property tax payment request to the Entity for the amount of Ps.1,119. The Entity filed a proceeding for annulment against this request, which is still awaiting a verdict.

In March 2014, the Municipality of Reynosa requested the payment of allegedly outstanding real estate property tax and has attempted to collect this amount through different writs of execution, as identified by request number (i) 1334096 for the amount of Ps.1,361, issued to Aeropuerto de Reynosa, S.A. de C.V. on March 7, 2014, notification of which was given on March 20 2014.

The Entity filed a proceeding for annulment against these payment requests with the Tax Court, which is still awaiting a verdict.

b)	Zihuatanejo

In October 2012, the Municipal Finance Coordination Office of Zihuatanejo de Azueta, Guerrero determined and issued a payment request for the amount of Ps.2,855 to Aeropuerto de Zihuatanejo, S.A. de C.V. for unpaid real estate property tax, ancillary government charges and surcharges for the period from the first bimonthly period of 2007 through the fifth bimonthly period of 2012. The penalty imposed for the alleged nonpayment of real estate property tax from the first bimonthly period of 2007 through the fifth bimonthly period of 2012 was Ps.865, together with enforcement expenses of Ps.57.

At the issuance date of financial statements, the contingency remains because this lawsuit still awaiting a verdict. On April, 1997, an unfavorable verdict was obtained with the airport was originially managed by ASA. Therefore, it is expected that the court may change their criteria to modify the applicable legislation. Consequently, the Entity has recognized a provision for Ps.1,269.

c)	Culiacán

In September 2014, the Municipality of Culiacán requested the settlement of allegedly unpaid real estate property tax and attempted to collect the amount of Ps.10,917 from Aeropuerto de Culiacán, S.A. de C.V. through the writ of execution of September 23, 2014.

The Entity filed a proceeding for annulment against this payment request with the Tax Court of Guerrero State, which is still awaiting a verdict.

d)	San Luis Potosí

In December 2014, the Municipality of San Luis Potosí requested the settlement of allegedly unpaid real estate property tax, attempting to collect the amount of Ps.10,094 from Aeropuerto de San Luis Potosí through the writ of execution of December 5, 2014, notification of which was given on December 8 of that year.

The Entity will file a proceeding for annulment against this payment request, which is currently being prepared, with the Tax Court.

e)	Ciudad Juárez

The Treasury Department of the Municipality of Ciudad Juárez requested a payment of Ps.1,861 from Aeropuerto de Ciudad Juárez, S.A. de C.V. for unpaid real estate property tax dating from the third bimonthly period of 1998, and for the period from 1999 through 2013. The Entity filed a proceeding for annulment against this payment request.

In January 2014, a favorable verdict was issued to GACN, meaning that this issue has now been fully concluded.

III.	Airport Tax Liabilities

a)	Acapulco

The Local Tax Audit Office of the Tax Administration Service (SAT) in Acapulco determined a tax liability for Acapulco Airport for unpaid 2006 income tax, surcharges and fines for the total amount of Ps.43,967, together with additional employee statutory profit-sharing of Ps.3,330.

The Entity filed an administrative-law appeal against the determined tax liability, for which a motion for reconsideration was issued, thereby concluding this stage.

However, in December 2011, the Local Tax Audit Office of the Tax Administration Service in Acapulco performed an inspection visit and issued a new ruling that determined a tax liability of Ps.27,876. This liability considered the taxable income used as the basis for employee statutory profit-sharing in 2006, the alleged omission of income and excess deductions, and was increased by surcharges, fines and the application of 10% of the aforementioned amount determined for 2006 employee statutory profit-sharing.

The Entity filed a motion for reconsideration against this new determination. The subsequent ruling upheld the challenged ruling and determined a tax liability for 2006 income tax, together with surcharges, fines and restatement of Ps.15,946 and additional payable employee statutory profit-sharing of Ps.2,788. The Entity filed a proceeding for annulment with the Federal Tax Court which, on June 17, 2014, issued a favorable verdict to the concession holder.

In compliance with the above ruling, the SAT once again determined the tax liability of Ps.9,849 for 2006 income tax, surcharges, fines and restatement. It also determined additional payable employee statutory profit-sharing of Ps.2,015.

This ruling will once again be challenged by filing a proceeding for annulment.

b)	Monterrey

In August 2012, the Entity filed a proceeding for annulment with the Federal Tax Court against the ruling issued by the Delegation Advisory Board of the Regional Delegation of the Mexican Social Security Institute of Nuevo León State, which ruled on the motion for reconsideration filed by Aeropuerto de Monterrey, S.A. de C.V. against the settlement ruling issued by the sub-delegation of the IMSS in Apodaca. This ruling determined tax liabilities of Ps.28,300 payable by Aeropuerto for the period from January 1, 2007 through December 31 2012, for alleged omissions involving the payment of the worker-employer fees established for occupational risk, sickness and maternity, disability and life insurance, day care centers, retirement, voluntary separation and old-age insurance, as well as fines for the alleged nonpayment of these worker-employer fees during the construction of Terminal B.

This lawsuit resulted in a favorable verdict for GACN as it overturned the tax liability imposed by the IMSS on Aeropuerto de Monterrey, S.A. de C.V. The IMSS challenged this ruling and, in May 2014, the Administrative Collegiate Court rejected the motion for review filed by the IMSS. The tax liability has therefore been canceled and this issue has been fully concluded in favor of GACN.

c)	Reynosa

The Entity filed a proceeding for annulment against the ruling in response to the motion for reconsideration regarding the determination of tax liability number 500-52-00-02-00-2011-006849 in file SAT-324-09-66-2010-234 for 2007 income tax, restatement, surcharges and fines of Ps.1,216, as well as additional payable employee statutory profit-sharing of Ps.194. The Entity is still waiting for a verdict to be issued for this lawsuit and has paid a tax lien to the SAT.

On January 28, 2014, the Federal Tax Court issued a ruling with regard to the proceeding for annulment, which partially favors the Airport because it only recognizes certain headings instead of all the items detailed in the proceeding for annulment. This verdict was challenged by filing for direct injunctive relief with the Collegiate Court; in July 2014, GACN received notification to the effect that the Tax Court had issued a favorable verdict to Aeropuerto de Reynosa.

In accordance with the granting of the requested injunctive relief, on July 1, 2014, the Court annulled the tax liability, thereby concluding this issue.

IV.	Conflict Related to the Ownership of Land Acquired by Aeropuerto de Monterrey, S.A. de C.V.

An ordinary civil lawsuit was filed against Aeropuerto de Monterrey, S.A. de C.V., DIAV, S.A. de C.V. (vendor), the Notary Public, Registrar and Director of the Public Commerce Registry involved in this legal act. Based on a plenary action for possession and the legal nonexistence of documentation, the defendant party claims the following:

1.-	Its right to the legal and material possession of the building of 93 HAS, 6,875.99 m2.

2.-	The nonexistence of a public deed executed between DIAV, S.A. de C.V. and Aeropuerto de Monterrey, S.A. de C.V. for the purchase-sale of the real property.

3.-	The legal and material restitution of the claimed land to the plaintiff, together with all existing improvements and rights, by Aeropuerto de Monterrey.

4.-	The payment of damages based on the extraction of a volume of 104,635.67 m3 of materials from the real property.

The lawsuit is still underway because a verdict has yet to be issued based on the merits of the case, in which the vendor has appeared. As the contingency is not quantified in the lawsuit, in the event of an unfavorable verdict, the economic effect will be payable by the vendor. Accordingly, Aeropuerto de Monterrey has not recorded a provision for this lawsuit.

A definitive verdict was issued on February 27, 2014 to declare the legal action unlawful because the plaintiff did not demonstrate its legitimate right to file a plenary action for possession. The plaintiff challenged the verdict by filing an appeal; however, in July 2014, the plaintiff abandoned the lawsuit, thus allowing the Judge to uphold the favorable verdict issued to Aeropuerto.

Consequently, this issue has been favorably concluded for GACN.

V.	Writs of injunctive relief involving municipal licenses

a.	Torreón

Based on the inspection order of July 16, 2012, the municipal authority ordered the closure of commercial premises located at Torreón Airport, together with internal and external advertising, without extending the obligation to obtain licenses to operate commercial and mercantile premises to the airport concession holder.

The airport therefore filed for injunctive relief against these acts by arguing the illegality of these closures and the license requirement. It obtained a suspension in which the Judge ordered the removal of closure notices and the continuation of the airport’s commercial operation.

A verdict was issued in December 2013 granting injunctive relief and federal protection to the airport, while ordering the authority to annul the effects of municipal procedures as it was not empowered to demand licenses, which is a federal power.

The municipal authority challenged the federal verdict; on April 24, 2014, a verdict was issued for the motion for review filed by the Municipality, upholding the favorable verdict issued to Torreón Airport and ruling that the municipal authority is not empowered to request that the airport obtain operating licenses. Based on this verdict, the issue was fully concluded in favor of GACN.

b.	Monterrey

On November 19, 2013, the Municipality of Apodaca issued an inspection order and closed commercial premises located at Monterrey Airport due to its failure to obtain municipal licenses for land usage and/or construction and/or building.

The Airport filed for injunctive relief against this closure and the unconstitutionality of the applied municipal regulations. The lawsuit was admitted and a provisional suspension granted to allow the municipal authority to remove the closure notices and permit continued commercial operations.

Likewise, the Municipality of Apodaca notified the Airport that, after performing a detailed analysis of the aforementioned acts, it had detected certain flaws, thus leading it to annul the legal effects of the closure acts.

Even though the Municipality of Apodaca annulled the legal effects of the closure acts and the respective orders, it could nonetheless implement them once again. However, if the Municipality of Apodaca issues a new request, the current lawsuit will be extended and will request an unconstitutionality study.

Finally, in October 2014, a favorable verdict granting injunctive relief was issued to Monterrey Airport, thereby ordering the local authority to annul the challenged acts. The authority filed a motion for review, which is still awaiting a verdict.

In relation to this lawsuit, in February 2014, the Municipality of Apodaca filed a Constitutional Controversy against the Federal Government Based on its authorization of construction works including the hotel located at Terminal B, which is covered by the writ of injunctive relief. The Supreme Court agreed to hear the controversy, but denied the Municipality of Apodaca the suspension requested to interrupt work performance (industrial park and hotel). The Municipality of Apodaca challenged the interlocutory judgment, but received an unfavorable verdict that denied the petition to suspend the work underway at the airport. On May 20, 2014, a hearing was held to submit evidence and present arguments.

Monterrey Airport file the report requested by the Supreme Court, which details the background of the writ of injunctive relief filed in 2007 (the closure of Terminal B) and the resulting favorable verdict, which are related to this issue.

On February 18, 2015, an unfavorable verdict regarding the Constitutional Controversy to the Municipality of Apodaca was issued. This verdict states that the Controversy is unfounded, while upholding the validity of the rulings challenged by the Municipality.

e.	Infrastructure

Grupo Corporativo Excel – Grupo Corporativo Excel sued CONOISA, a subsidiary of the Entity, for the payment of fees for the professional services provided to the Aqueduct II project in Querétaro. This lawsuit requests the settlement of fees of Ps.48,000 derived from the provision of advisory services, together with work and studies performed for this project.

The Entity mentioned in the preceding paragraph also sued ICA and SAQSA, while another seven companies belonging to the Consortium were named as third parties: Constructora de Infraestructura de Agua de Querétaro; Ingenieros Civiles Asociados, Fomento de Construcciones y Contratas; FCC Construcción; Aqualia Gestión Integral de Agua; Proactiva Medio Ambiente de México and Servicios de Agua Trident.

As notification of this lawsuit was received during the final week of December 2012, accounting records were reviewed to ensure that all the claimed fees had been effectively paid. The Entityalso considered that the statute of limitations is applicable to the legal action filed by the plaintiff. SAQSA received formal notification of this lawsuit.

The evidence submission stage concluded in September 2013. A verdict was issued in December of that year, absolving CONOISA, SAQSA and the other companies of the Consortium.

Grupo Corporativo Excel filed an appeal against this verdict. CONOISA and SAQSA also filed an appeal because Grupo Corporativo Excel was not ordered to pay their expenses and costs.

Verdicts were issued for the two appeals, upholding the initial sentence. Accordingly, Grupo Corporativo Excel filed for injunctive relief, which is still awaiting a verdict.

Southern Corridor Right-Of-Way

Banco Hipotecario Nacional (“BHN”) filed an ordinary lawsuit for a significant amount against ICA Panamá, S.A. in relation to the right-of-way of the Southern Corridor, which was received by the Third Circuit Court on December 11, 2003. This lawsuit claims the payment of US$ 2.568 million. Following its acceptance, the formal aspects of the lawsuit have been subject to a lengthy process, which have been progressively resolved. The submission of evidence is scheduled for February 2012.

In March 2012, expert reports were filed by the Court expert and those of ENA (formerly ICA PANAMÁ) and BHN. The results of these appraisals indicate figures in excess of the estimated amount for the compensation payable for the property affected during the construction of the Southern Corridor. The fees of the Court expert were rejected and sent for review as they were deemed to be excessive.

In March 2013, the Court issued a trial-level verdict recognizing the claim submitted by BHN and determining damages of US$ 1.982 million. On March 5 and 19, BHN and the defendant, respectively, filed appeals against this sentence, which is still awaiting a verdict.

On June 5, 2013, the Specialized Prosecutor for Civil Issues received notification of the sentence. On June 10, a clarification was requested and an appeal filed against the sentence. Through court order No. 1656/456-03 October 31, 2013, the Court rejected the clarification request.

Through court order No. 1877/456 of December 13, 2013, the appeals filed by the parties against trial-level verdict No. 12/456-03 were received.

These appeals are still awaiting verdicts.

Joint ventures - ICA Fluor

Dominican Republic Combined Cycle, LLC

Dominican Republic Combined Cycle, LLC is a subsidiary of ICATECH with the minority interest of Fluor Corporation, through which a combined cycle thermoelectric plant was built for AES. As a result of this project, the entity denominated Proyectos de Ingeniería Electromecánica, S.A. filed a civil action against Dominican Republic Combined Cycle, LLC for the reparation of damages, payment of surcharges, two estimates and the refund of the guarantee fund.

As certain procedural irregularities are attributable to the plaintiff, the lawsuit remains at the trial level and is being heard by the Third Court of the Civil and Commercial Chamber of the Lower Court of Santo Domingo, Dominican Republic. A verdict is expected during 2015, which could then be challenged by the parties.

Given that ICA Fluor considers that it will receive a favorable verdict, it has not created a provision for this lawsuit. To date, the total contingency amount is approximately US$ 16.5 million.

f.	Performance guarantees - In the ordinary course of business, the Entity is required to secure construction obligations, mainly related to the completion of construction contracts or the quality of its work, by granting letters of credit or bonds. At December 31, 2014, the Entity had granted bonds to its customers for Ps.19,079 million of Mexican pesos, U.S.$245 million of dollars, $108 Quetzales and $94,849 Colombian pesos. At December 31, 2013, the Entity had granted bonds to its customers for Ps.16,515 million of Mexican pesos y U.S.$172 million of dollars, whose responsibility is for the same amount.

Additionally, the Entity has issued letters of credit to guarantee its performance obligations under certain concession arrangements and construction contracts, in the amount of U.S$62 million dollars and Ps.4,525 million of Mexican pesos.

g.	Collateral– The Entity has granted collateral for an amount of U.S.$78 million of dollars and Ps.1,257 million of Mexican pesos to several of its related parties regarding for bank debt contracted by them.

30.	Risk management

a.	Significant accounting policies

The details of the significant accounting policies and adopted methods (including recognition, valuation and basis of recognition of related income and expenses) for each class of financial asset, financial liability and equity instrument are disclosed in Note 4.

b.	Categories of financial instruments and risk management policies

The main categories of financial instruments are:

		December 31,
		2014	2013
Financial assets	Classification of risk
Cash	Credit	Ps. 1,585,994	Ps. 1,140,955
Restricted cash	Credit	2,148,788	2,009,979
Cash equivalents	Credit and Interest rate	3,291,228	2,228,827
Restricted cash equivalents	Credit and Interest rate	54,928	37,047
Customers (1)	Credit and Foreign exchange	5,295,084	4,878,505
Other receivables	Credit	4,818,434	3,057,911
Non-current customers	Credit	8,616,325	9,387,649
Financial assets from concessions	Credit and Interest rate	3,527,346	3,332,185
Derivative financial instruments	Credit and Foreign exchange	953,814	761,799

(1)	Cost and estimated earnings in excess of billings on uncompleted contracts is not considered a financial instrument, therefore it is not included.

		December 31,
		2014	2013
Financial liabilities	Classification of risk
Derivative financial instruments	Interest rate, Foreign exchange and Liquidity	Ps. 409,141	Ps. 333,942
Current debt	Interest rate, Foreign exchange and Liquidity	4,288,925	8,901,699
Long-term debt	Interest rate, Foreign exchange and Liquidity	49,489,900	29,669,918
Trade accounts payable	Interest rate, Foreign exchange and Liquidity	7,590,956	6,439,800
Accrued expenses and other	Interest rate, Foreign exchange and Liquidity	8,044,818	6,976,674
Other long-term liabilities	Operating and Liquidity	1,566,278	943,159

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

Periodically, the Entity’s management assesses risk exposure and reviews the alternatives for managing those risks, seeking to minimize the effects of these risks using financial derivatives to hedge risk exposures. The Board of Directors sets and monitors policies and procedures to enter into derivative financial instruments. The Entity does not use derivatives for speculative purposes. The risks, to which the Entity is exposed, are described below.

c.	Market risk

The Entity is exposed to price risks, mainly for the following activities:

Construction contracts

The construction contracts, into which the Entity enters, are generally either: (i) fixed price (either “lump sum” or “or not-to exceed”) or (ii) profit margin over cost (“unit price”). The evaluation of the risks related to inflation, exchange rates and price increases for each type of contract depends on if the contract is a public works contract or if it is with the private sector, which is normally different.

In unit price contracts in the private sector, the customer generally assumes the risks of inflation, exchange-rate and price increases for the materials used in the contracts. Under a unit price contract, once the contract is signed, the parties agree upon the price for each unit of work. However, unit price contracts normally include escalation clauses whereby the Entity retains the right to increase the unit price of such inputs as a result of inflation, exchange-rate variations or price increases for the materials, if any of these risks increases beyond a percentage specified in the contract.

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

In lump sum contracts, not-to-exceed contracts or contracts where there are no escalation clauses in which the Entity undertakes to provide materials or services at fixed unit prices required for a project in the private sector, generally the Entity absorbs the risk related to inflation, exchange-rate fluctuations or price increases for materials The Entity mitigates these risks as follows: (i) when the bid tender is prepared, such risks are included in determining the costs of the project based on the application of certain economic variables which are provided by recognized economic analysis firms; (ii) contractual arrangements are made with the principal suppliers, among which advance payments are made to ensure that the cost of the materials remains the same during the contract term; and, (iii) the exchange-rate risk is mitigated by contracting suppliers and subcontractors in the same currency as that in which the contract is executed with the customer. For those risks that cannot be mitigated or which surpass acceptable levels, the Entity carries out a quantitative analysis in which it determines the probability of occurrence of the risk, measures the potential financial impact, and adjusts the fixed price of the contract to an appropriate level.

For fixed price contracts in the public sector, the Public Works and Services Law protects the contractors when adverse economic conditions arise that could not have been anticipated at the time of awarding the contract and thus were not considered in the initial contract bid. The Public Works and Services Law allows the Controller’s Office (Secretaria de la Función Pública) to issue guidelines through which public works contractors may recognize increases in their initial contract prices as a result of adverse economic changes. The proposed application of these mechanisms for the public-to-private initiative is uncertain, but the proposed law would benefit the Public/Private Partnership (Proyecto para Prestación de Servicios, or PPS) by introducing options to renegotiate, in good faith, the contract terms in the event of government action to increase the project costs or otherwise reduce contractual benefits to developers.

In recent years, the construction contracts have been increasingly of the fixed price type or mixed price contracts in which a portion of the contract is at fixed price and the rest at unit prices. Even though the Entity has entered into contracts with unit pricing in the last 3 years, it believes that fixed price contracts are more prevalent in the construction market and the contracts that the Entity enters into in the future will reflect this shift to fixed price contracts.

Additionally, it is expected that due to trends toward financing, future contracts related to concessions, infrastructure construction and industrial construction will restrict price adjustments for additional work performed due to incorrect specifications in the original contract.

Concessions

The financing structure of the concession segment naturally exposes the Entity to interest rate risk. The Entity manages a fixed rate in order to limit the impact of the fluctuations in interest rates and optimize the cost of debt. To minimize the effects of this risk, the Entity uses interest rate swaps. These swaps are classified as cash flow hedges.

The Entity is exposed to price risk in concessions, particularly in projects in which the construction risks are assumed; the overruns can generate a higher investment in capital than expected which results in a lower return on capital. Generally, the concession contracts and PPS stipulate that the grantor must deliver the right-of way to the land involved in the project in accordance with the construction program. If the grantor does not timely release such rights of way, the Entity might be required to incur additional investments and suffer delays at the start of operations and could therefore find it necessary to seek amendments to the concession contract or PPS. ICA cannot ensure that it will reach agreement on the amendments to any of such contracts. Particularly in relation to new projects, in which it absorbs construction costs, cost overruns may generate a higher base investment than that expected, which results in a lower return on investment. Based on these factors, there is no assurance that its return on any investment in a highway, bridge, tunnel or residual water treatment plant concession matches the estimates established in the respective concession contract or PPS.

The return to the Entity on any investment in a concession for a highway, bridge, tunnel or wastewater treatment plant is based on the duration of the concession and the amount of capital invested, as well as the amount of the revenues obtained from use, debt servicing costs and other factors. For example, traffic volumes and, consequently, the revenues from highway tolls, are affected by several factors, including toll rates, the quality and proximity of alternate free highways, the price of fuel, taxes, environmental regulations, the purchasing power of the consumer and general economic conditions. The traffic volume of a highway is also strongly influenced by its integration into other highway networks.

Payments of receivables under financial assets from concessions are indexed to inflation as permitted by the concession contracts, by reference to the INPC, thereby allowing a natural hedge of the liability in UDIs entered into related to those concessions.

Interest rate risk management – This risk principally arises from changes in the future cash flows of debt entered into variable interest rates (or with short-term maturity and presumable renewal) as a result of fluctuations in the market interest rates. The purpose of managing this risk is to lessen the impact in the cost of the debt due to fluctuations in such interest rates. To mitigate this risk, ICA enters into financial derivatives which ensure fixed interest rates, establish maximum limits (ceilings) or narrow fluctuation bands for interest payments, relative to a substantial portion of any debt affected by such risk.

The risk is also managed by ICA through maintaining an appropriate combination of fixed rate loans and variable rate loans, and using hedging and futures contracts for interest rates. Hedging activities are assessed regularly so that they are in line with the interest rates and the identified risk so as to ensure that the most profitable hedging strategies are applied. As of December 31, 2014, the Entity had an approximate of Ps.55,241 million of outstanding debt, of which 75% had a fixed interest rate and 25% a variable interest rate. As of December 31, 2013, the Entity had an approximate of Ps.39,413 million of outstanding debt, of which 52% had a fixed interest rate and 48% a variable interest rate. As of December 31, 2012, the Entity had an approximate of Ps.47,711 million of outstanding debt, of which 64% had a fixed interest rate and 36% a variable interest rate. The interest rate on the variable rate debt of ICA is generally based on reference to the LIBOR rate and the TIIE rate.

ICA has entered into cash flow hedge contracts, including cash flows in foreign currency and other commercial derivative instruments for the duration of some of its long-term lines of credit, in order to reduce uncertainty due to interest rate fluctuations.

Analysis of interest-rate sensitivity – The following sensitivity analyses are based on the assumption of an adverse change in basis points, in the amounts indicated, applicable to each category of variable rate financial liability. The sensitivity analysis below has been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting period. For liabilities accruing interest at a floating rate, the analysis was prepared assuming the amount of liability outstanding at the end of the year was outstanding throughout the year. ICA determines its sensitivity analyses by applying the hypothetical interest rate to its outstanding debt and making adjustments due to such fluctuations for the debt which is hedged by the financial derivatives.

For the year ended December 31, 2014, a hypothetical, instantaneous and adverse change of 100, 50 and 25 basis points in the interest rate applicable to the variable rate financial liabilities, including financial derivatives only if they are held for hedging purposes, would have resulted in an additional financing expense of approximately Ps.34 million, Ps.13 million and Ps.5 million, respectively. For the year ended December 31, 2013 a hypothetical, instantaneous and adverse change of 100, 50 and 25 basis points in the interest rate applicable to the variable rate financial liabilities, including financial derivatives only if they are held for hedging purposes, would have resulted in an additional financing expense of approximately Ps.169 million, Ps.87 million and Ps.43, million, respectively. For the year ended December 31, 2012 a hypothetical, instantaneous and adverse change of 100, 50 and 25 basis points in the interest rate applicable to the variable rate financial liabilities, including financial derivatives only if they are held for hedging purposes, would have resulted in an additional financing expense of approximately Ps.73 million, Ps.37 million and Ps.18, million, respectively.

Foreign exchange risk management – The Entity performs transactions denominated in foreign currency; consequently, it is exposed to exchange rate risks, which are managed within the parameters of established and approved policies by using, as the case may be, exchange rate forward contracts when they are considered effective. The main risk related to the exchange rate involves changes in the value of the Mexican peso against the U.S. dollar.

In fixed price, lump sum or guaranteed maximum price contracts, the Entity assumes the risk of fluctuations in the exchange rate between the Mexican peso and other currencies in which the contracts are expressed, included the related financing agreements, or other contracts entered into for the purchase of supplies, machinery or raw materials, ordinary expenses and other inputs. A severe devaluation or appreciation of the Mexican peso could also result in an interruption in the international currency markets and could limit the ability to transfer or convert pesos to U.S. dollars and other currencies in order to make timely payments of interest and principal on the related obligations expressed in U.S. dollars or in other currencies. Although the Mexican government does not currently restrict, and has not restricted since 1982, the right or ability of Mexican individuals or business entities to convert pesos into U.S. dollars or other currencies, or to transfer them outside Mexico, the Mexican government could institute exchange control policies in the future. It cannot be guaranteed that the Banco de Mexico will maintain its current policy regarding the peso. The fluctuation of the currency may have an adverse effect on the Entity’s financial position, results of operations and cash flows in future years.

For the year ended December 31, 2014, approximately 35% of consolidated revenues were expressed in foreign currencies, mainly U.S. dollars. An appreciation of the Mexican peso against the U.S. dollar would reduce the dollar-denominated revenues and the Entity’s obligations under dollar-denominated debt when expressed in pesos, whereas a depreciation of the peso against the U.S. dollar would increase the Entity’s dollar-denominated revenues and obligations under debt agreements when expressed in pesos.

For the year ended December 31, 2014, 2013 and 2012, approximately 22%, 26% and 43%, respectively, of the Entity’s backlog was denominated in foreign currencies, and approximately 22%, 23% and 9%, respectively, of the accounts receivable were denominated in foreign currencies. For the year ended December 31, 2014, 2013 and 2012, approximately 21%, 22% and 6%, respectively, of consolidated financial assets were denominated in foreign currencies and the rest in Mexican pesos. Furthermore, for the year ended December 31, 2014, 2013 and 2012, approximately 53%, 43% and 36%, respectively, of debt was expressed in foreign currencies A depreciation of the Mexican peso against the U.S. dollar would increase the peso value of the costs and expenses denominated in foreign currency and, unless they were denominated in the same currency as the source of payment (as established by ICA’s risk management policies), it would increase the obligations for debt expressed in foreign currency. For the year ended December 31, 2014, the Mexican peso depreciated against the U.S. dollar by 13%, related to the foreign exchange rate existing of the year ended December 31, 2013.

Foreign currency sensitivity analysis – The following sensitivity analyses are based on an instantaneous and unfavorable change in exchange rates which affect the foreign currencies in which the assets and liabilities are expressed. These sensitivity analyses cover all the assets and liabilities denominated in foreign currency, as well as its derivative financial instruments. Sensitivity is determined by applying a hypothetical exchange rate change to those items, including the outstanding debt expressed in foreign currency, subsequently adjusting for this fluctuation for debt hedged by derivative financial instruments.

As of December 31, 2014, a hypothetical, instantaneous, unfavorable change of 100 cents to the exchange rate applicable to the Entity’s receivables, payables and debt, including derivative financial instruments not held for trading purposes (and excluding the debt hedged by instruments held for trading purposes), would have resulted in an estimated exchange loss of approximately Ps.1,977 million, based on the highest value in pesos of the debt expressed in foreign currency. As of December 31, 2014 the Entity did not hold any derivative financial instruments for trading purposes, except as mentioned in Note 26.

UDI exchange rate risk management – For the years ended December 31, 2014 and 2013, 13% and 12%, respectively, of the Entity’s debt is denominated in UDIs, which corresponds to the ICA San, LIPSA and Mayab debt, and in discontinued operations, 35% of Sarre and Papagos debt is denominated in UDIs as of December 31, 2014 and 2013, respectively. Although a portion of long-term debt is contracted in UDIs, the Entity does not believe a significant exchange risk exists, because the issuance of the debt at Sarre and Papagos was under the same currency in which the Entity is going to receive the payments from a subsecretary of the Federal Government for Sarre and Papagos, including inflationary effects (which Sarre and Papagos is presented within discontinued operations) and for the remaining concessions, the concession contracts allow for tolls to be increased by inflation each year.

The carrying values of monetary assets and liabilities denominated in foreign currency at the end of the reporting period are as follows:

	Liabilities		Assets
	December 31,		December 31,
Currency	2014	2013	2014	2013
U.S. dollars	Ps. 32,283,153	Ps. 15,340,514	Ps. 4,546,715	Ps. 4,412,113
Euros	451,074	542,706	20,177	71,473
Soles	2,384,659	438,732	1,386,032	1,364,301
Colombian pesos	359,623	39,348	397,994	618,509
UDIs	7,414,344	3,305,329	—	—

Pertinent exchange rate information at the date of the consolidated statements of financial position is as follows:

	December 31
	2014	2013
US dollar exchange rate
Interbank	Ps. 14.7348	Ps. 13.0652
Euro exchange rate	17.9264	16.7388
UDI exchange rate	5.2704	5.0587

As of March 17, 2015, the issuance date of financial statements as of December 31, 2014, the interbank FIX rate was Ps.15.4271.

d.	Credit risk

Credit risk management - Credit risk refers to the risk whereby one of the parties defaults on its contractual obligations, thereby generating a financial loss for ICA. The objective of this risk management is to reduce its impact by reviewing the solvency of the Entity’s potential customers. Once contracts are underway, the credit rating of uncollected amounts is periodically evaluated and estimates are revised for allowance for doubtful accounts with corresponding entries to the statements of income and other comprehensive income in the period of the revision. The credit risk has been historically very limited.

The Entity’s maximum credit risk exposure is presented in the amounts included in the table in subsection b) as well as within the past due but not impaired analysis of accounts receivable, included in Note 7.

ICA has adopted the policy of only doing business with solvent parties and obtaining sufficient collateral when necessary, so as to mitigate the risk of financial losses derived from potential default. The Entity only performs transactions with entities with the best possible risk rating. The Entity’s credit exposure is reviewed and approved by senior management committees. The credit risk derived from cash, cash equivalents and derivative financial instruments is limited because counterparties are banks with high credit ratings assigned by credit bureaus. The financial instruments which potentially expose the Entity to credit risks are primarily composed by receivable certifications and other accounts receivable.

Claims are occasionally filed against customers for additional project costs which exceed the contract price or for amounts which were not included in the original contract price, including modification orders. This type of claim is filed for issues such as delays attributable to the customer, higher unit prices or the modification of the initial project scope, thereby resulting in additional indirect or direct costs. These claims are often subject to long arbitration or legal processes or procedures involving external experts, meaning that it is difficult to accurately forecast when they will be definitively resolved. When this occurs and it has unresolved claims, ICA can invest significant amounts of working capital in projects to cover excess costs while claims are resolved. Regarding particular modification orders, ICA can reach an agreement with the customer regarding the work scope, albeit without determining the final price. In this case, the opinion of external experts may be required to appraise unfavorable prices determined outside the Entity’s control. As of December 31, 2014 and 2013, ICA had an allowance for doubtful accounts of Ps.1,457 million and Ps.897 million, respectively, related to commercial contracts and accounts receivable, including an allowance for doubtful accounts of Ps.185 million pesos in the Airport segment related to the bankruptcy of the airlines of the Mexicana Group. The failure to quickly recover resources from this type of claim and modification orders could have a significant adverse effect on the Entity’s liquidity and financial position.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by recognized rating agencies.

The Entity does not have any kind of guarantees or other credit enhancement to cover its credit risk associated with financial assets.

Other accounts receivable are composed by amounts receivable from associated companies and notes receivable. The Entity considers that these amounts will not result in a significant credit risk concentration.

e.	Liquidity risk

Liquidity risk management – This risk is generated by temporary differences between the funding required by the Entity to fulfill business investment commitments, debt maturities, current asset requirements, etc., and the origin of funds generated by the regular activities of ICA, different types of bank financing and disinvestment. The objective of ICA in the management of this risk is to maintain a balance between the flexibility, period and conditions of credit facilities contracted to manage short, medium and long-term funding requirements. In this regard, the Entity’s use of project financing and debt with limited resources described in Note 27 and the short-term financing of current assets are significant. The Executive Committee of ICA is ultimately responsible for liquidity management. This Committee has established appropriate liquidity management guidelines. The Entity manages its liquidity risk by maintaining reserves, financial facilities and adequate loans, while constantly monitoring projected and actual cash flows and reconciling the maturity profiles of financial assets and liabilities. Additionally, as mentioned in Note 27, the Entity has available credit lines for working capital.

The following table details the remaining contractual maturity for the financial liabilities of the Entity with agreed repayment periods. This table has been prepared based on the projected non-discounted cash flows of financial liabilities at the date on which ICA must make payments. The table includes projected interest cash flows such as disbursements required for the financial debt included in the consolidated statement of financial position. As interest is accrued at variable rates, the non-discounted amount is derived from interest rate curves at the end of the reporting period. Contractual maturity is based on the earliest date when ICA must make the respective payment.

At December 31, 2014	1 year		Up to 2 years		Up to 3 years		Up to 4 years		Up to 5 years		Up to 6 years and thereafter		Total
Derivative financial instruments	Ps.	1,858,792	Ps.	2,012,994	Ps.	2,006,998	Ps.	1,216,518	Ps.	1,100,788	Ps.	1,174,851	Ps.	9,370,941
Notes payable (1)		4,329,248		—										4,329,248
Long-term debt (1)		2,204,330		3,083,455		5,408,347		1,168,074		767,941		38,279,996		50,912,143
Fixed interest		3,264,415		3,152,642		3,034,201		2,882,375		2,798,279		17,730,114		32,862,026
Variable interest		718,941		561,648		352,631		252,305		233,042		1,832,365		3,950,932
Trade accounts payable		7,590,956		—		—		—		—		—		7,590,956
Accrued expenses and other accounts payable		8,044,818		—		—		—		—		—		8,044,818
Other long-term liabilities		—		427,821		245,387		210,308		14,102		668,660		1,566,278

Total	Ps.	28,011,500	Ps.	9,238,560	Ps.	11,047,564	Ps.	5,729,580	Ps.	4,914,152	Ps.	59,685,986	Ps.	118,627,342

At December 31, 2013	1 year		Up to 2 years		Up to 3 years		Up to 4 years		Up to 5 years		Up to 6 years and thereafter		Total
Derivative financial instruments	Ps.	1,472,884	Ps.	1,155,795	Ps.	701,134	Ps.	189,246	Ps.	78,760	Ps.	52,895	Ps.	3,650,714
Notes payable (1)		8,944,012		—		—		—		—		—		8,944,012
Long-term debt (1)		854,374		1,087,199		2,002,729		5,535,649		586,206		20,403,106		30,469,263
Fixed interest		1,602,067		1,555,353		1,548,321		1,393,072		1,125,088		8,260,274		15,484,175
Variable interest		820,338		593,144		522,737		439,957		411,524		3,127,164		5,914,864
Trade accounts payable		6,439,800		—		—		—		—		—		6,439,800
Accrued expenses and other accounts payable		6,976,674		—		—		—		—		—		6,976,674
Other long-term liabilities		—		243,015		219,319		33,305		8,605		438,915		943,159

Total	Ps.	27,110,149	Ps.	4,634,506	Ps.	4,994,240	Ps.	7,591,229	Ps.	2,210,183	Ps.	32,282,354	Ps.	78,822,661

(1)	Amounts before commissions and issuance costs.

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

This note provides information about how the Entity determines fair values of various financial assets and financial liabilities. Fair value of the Entity’s financial assets and financial liabilities that are measured at fair value on a recurring basis.

Some of the Entity’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used):

Financial assets and liabilities	Fair value at December 31,		Fair value hierarchy	Valuation technique (s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
	2014	2013
Foreign currency forward contracts (see Note 26)	Assets: Ps.878,834 Liabilities: Ps.26,554	Assets: Ps.363,146 Liabilities: Ps.58,879	Level 2	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.	NA	NA
Interest rate swaps	Liabilities designated for hedging: Ps. — Liabilities designated for negotiation: Ps.254,681	Liabilities designated for hedging: Ps.262,184 Liabilities designated for negotiation: Ps.12,879	Level 2	Discounted cash flow. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.	NA	NA
Options	Assets designated for hedging: Ps.1,258 Liabilities designated for hedging: Ps.127,906 Assets designated for negotiation: Ps.73,722	Assets designated for hedging: Ps.102,136 Liabilities designated for hedging: Ps. — Assets designated for negotiation: Ps.296,517	Level 2	Discounted cash flow. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.	NA	NA
Real estate inventories	Assets: Ps.2,782,382	Assets: Ps. —	Level 2	The fair value was determined based on the market comparable that reflects recent transaction prices for similar properties, adjusted by specific characteristics related to the Entity’s property obtained through market research by different media, mass-media and direct visits to comparable properties.	NA	NA
Investment properties	Assets: Ps.524,421	Assets: Ps.491,579	Level 2	The fair value was determined based on the market comparables that reflect recent transaction prices for similar properties, adjusted by specific characteristics related to the Entity’s property obtained through market research by different media, mass-media and direct visits to comparable properties.	NA	NA
Assets classified as held for sale (1)	Assets: Ps.11,921,580 Liabilities directly associated with assets classified as held for sale: Ps. 10,705,615	Assets: Ps.12,690,082 Liabilities directly associated with assets classified as held for sale: Ps.10,560,228	Level 3	The proposed purchase of the prospective buyer	NA	NA
Contingent consideration in a business combination (see Note 22 and 24)	Liabilities: Ps.474,963	Liabilities: Ps.1,077,849	Level 3	Discounted cash flow A discount rate of 8.36%, that corresponds to weighted average cost of capital was used	Probability of adjusted revenues and profits, with a range from Ps.100,000 to Ps.150,000 and a range from Ps.60,000 to Ps.90,000 respectively.	The higher the amounts of revenue and profit, the higher the fair value. The higher the discount rate, the lower the fair value; the lower the discount rate, the higher the fair value.

(1)	See Note 2.

The Entity has financial assets valued at fair measured on level 3 fair value measurement, which correspond to the assets classified as held for sale from Sarre and Pápagos (Note 34); financial liabilities measured at fair value on level 3 fair value measurement correspond to liabilities directly associated with assets classified as held for sale and the contingent consideration relating to the acquisition of Facchina, see Note 3.f.

During the reporting period there were no transfers between Level 1 and 2.

Except as detailed in the following table, the Entity considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

	December 31, 2014				December 31, 2013
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets:
Financial assets from concessions	Ps.	3,527,346	Ps.	4,654,418	Ps.	3,332,185	Ps.	3,332,185
Financial liabilities:
Long-term bank loans	Ps.	49,489,900	Ps.	51,130,018	Ps.	29,669,918	Ps.	37,584,388

	Fair value hierarchy as at December 31, 2014
	Level 1		Level 2		Level 3		Total
Financial assets:
Financial assets from concessions	Ps.	—	Ps.	4,654,418	Ps.	—	Ps.	4,654,418
Financial liabilities:
Long-term bank loans	Ps.	—	Ps.	51,130,018	Ps.	—	Ps.	51,130,018

	Fair value hierarchy as at December 31, 2013
	Level 1		Level 2		Level 3		Total
Financial assets:
Financial assets from concessions	Ps.	—	Ps.	3,332,185	Ps.	—	Ps.	3,332,185
Financial liabilities:
Long-term bank loans	Ps.	—	Ps.	37,584,388	Ps.	—	Ps.	37,584,388

The fair values of the financial assets and financial liabilities included in the level 2 and level 3 categories above have been determined in accordance with generally accepted pricing models based on a discounted cash flow analysis, with the most significant inputs being the discount rate that reflects the credit risk of counterparties.

31.	Stockholders’ equity

a.	Equity risk management

The objectives of Entity with respect to management of equity risk is to maintain an optimum financial-net worth structure, to reduce capital costs and safeguard its capacity to continue its operations with solid indebtedness ratios.

The Entity is not subject to any externally imposed requirements for managing capital.

The Executive Committee quarterly reviews the Entity ´s equity structure. As part of this review, the Committee considers the cost of capital and the risks associated with each class of equity.

The equity structure is essentially managed through the maintenance of adequate levels of Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), which is calculated in the following manner: income (loss) attributable to controlling interests plus income attributable to non-controlling interests, discontinued operations, income taxes, other expenses (income), net, plus the participation in the equity held in unconsolidated subsidiaries and associated entities, plus borrowing costs, depreciation, amortization and the borrowing costs included in the cost of sales of projects financed during the construction stage:

	For the year ended December 31,
	2014		2013		2012
(Loss) income from controlling interests	Ps.	(3,023,538)	Ps.	423,554	Ps.	955,038
Income from non-controlling interests		937,649		998,799		574,193
Discontinued operations		(441,374)		(722,680)		(566,658)
Income taxes		(1,002,628)		(595,905)		(34,792)
Share in results of associated companies		(549,203)		(350,198)		(409,051)
Borrowing costs		8,454,285		3,379,003		1,159,846
Depreciation and amortization		1,070,908		1,022,320		929,299
Interest expense included in cost of sales		691,434		580,461		1,132,584

EBITDA	Ps.	6,137,533	Ps.	4,735,354	Ps.	3,740,459

b.	At December 31, 2014 the authorized common stock of the Entity amounts to Ps.8,503 million and is integrated by a single class of common stock without par value, comprised of the following:

	Shares	Amount
Subscribed and paid shares	617,174,656	Ps.8,502,720
Shares held in treasury	(1,989,321)	(23,875)

	615,185,335	Ps.8,478,845

c.	At the Ordinary Shareholders’ Meeting held on April 19, 2013 and November 17, 2011, the shareholders approved an increase in the reserve fund for the purchase of Entity shares up to Ps.2,140 and Ps.1,850 million, respectively, authorizing the availability to repurchase shares of the Entity up to that maximum amounts. At a previous Ordinary Shareholders’ Meeting on April 14, 2011, the shareholders approved a maximum reserve of Ps.1,000 million for the repurchase of Entity shares.

d.	Share plan - At December 31, 2005, the number of shares held in treasury assigned to meet the Entity’s obligation under the employee bonus plan was 9,647,899, of which at December 31, 2008, 3,308,313 shares were granted. During 2010 and 2009, 3,627,389 and 2,819,452, respectively, of shares were issued to executives and employees of ICA, considering transfer of 107,255 shares of Option Plan described in the next paragraph.

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

ICA also offered an Option Plan for executives and employees, whose term ended in 2010. Upon cancellation of the plan, 370,827 shares designated to meet the requirements of this plan were transferred to the Share Plan for executives of Empresas ICA. The balance of treasury shares designated for the Share Plan for executive of Empresas ICA as of December 31, 2014 is 495,459.

e.	During 2014 and 2013, the Entity repurchased 21,566,931 and 6,409,430 of its own shares, respectively, with a value of Ps.296,955 y Ps.88,339 (nominal value), respectively.

f.	Equity forward – The Entity entered into an equity forward to be settled in cash with respect to 22,280,100 shares of its capital, from May 22, 2012 to August 21, 2013 in non-consecutive terms, at a weighted average strike price (“strike”) of Ps.24.99. During 2013, the instrument and the strike, were renewed, concluding its term in February 2014, see Note 26.

g.	Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when a dividend is distributed. Any tax paid on such distribution may be credited against the income tax payable or provisional payments, of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

h.	Retained earnings include the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the entity is dissolved, and must replenished if it is reduced for any reason. As of December 31, 2014 and 2013, the legal reserve amounted to Ps.621 and Ps.563 million, respectively.

32.	Share-based payment

ICA has established a share-based compensation plan for executive middle- and upper-level management. Middle- and upper-level management identified as key management personal and personnel with significant potential will obtain a stock bonus under the plan, awarded with ordinary shares of the Entity.

The number of shares granted is calculated in accordance with the performance-based formula approved by the Compensation Committee (“Committee”). The formula rewards executives and middle- and upper-management based on their individual achievements and their contribution to the Entity, evaluated based on both quantitative and qualitative criteria stemming from the following measures: performance and achievement of goals and objectives, conduct in accordance with the principles of teamwork and morals, integrity, service attitude, and achievement and adherence to the Code of Ethics and corporate policies.

The Entity has established the following policies regarding the calculation of the performance bonus: if the net income of ICA represents 4% or less of the value of stockholders’ equity or less, the bonus will not be paid, and if the net income of ICA represents more than 4%, the amount of the stock bonus may not exceed 20% of the amount of net income, which should also not exceed 4% of equity.

Once the stock bonus has been authorized by the Committee, ICA will transfer shares (either shares repurchased under ICA’s repurchase program or new shares issued for the bonus program, as approved by the shareholders) to the Administration Trust 11971-5 that was established on April 8, 1992 (“Trust”), with the National Bank of Mexico as trustee. Bonds within the Trust can be designated by the technical committee to purchase shares in the name of those who received a bonus. All dividends paid with respect to the shares included in the Trust also are placed within the Trust. At the discretion of the technical committee, dividends on shares assigned to participants in the Trust may be paid in cash or are used to purchase shares at the prevailing market price for the benefit of the respective employee. If an employee terminates is working relationship with the Entity, such employee is entitled to receive, via partial periodic payments, its respective shares; certain exceptions may be permitted to accelerate those payments to the former employee. The Trust may, but is not required to, buy the shares constituting such partial periodic payments. All dividends received with respect to the shares owned by any former employee are paid to such former employee.

Members of the administration that stop working for the Entity are entitled to receive, in annual installments, the shares credited to their accounts in the management trust. From time to time, certain exceptions may be made to these rules to allow employees that stop working for the Entity to receive shares on an accelerated basis.

During the years ended December 31, 2014, 2013 and 2012, the Entity made share-based payments of 2,974,623, 4,335,094 and 6,885,385, shares, respectively; the shares issued in 2014, 2013 and 2012 were valued at 13.78 per share corresponding to the theoretical value of the shares in circulation (subscribed and paid capital) at the date of their grant. The Entity recorded Ps.41 million, Ps.59.7 million and Ps.95 million as an increase to the common stock of the Entity. The fair value of the shares paid as a bonus to the date of grant, amounted to Ps.25.79, Ps.33.26 and Ps.20.65, respectively, , according to the market value of the stock as listed on the Mexican Stock Exchange (“BMV”). This fair value was used to determine compensation cost of Ps.76.7, Ps.144.1 y Ps.142.2 million for 2014, 2013 and 2012, respectively.

33.	Non-controlling interest in consolidated subsidiaries

Non-controlling interest consist of the following:

	For the year ended December 31,
	2014	2013	2012
Common stock	Ps.1,417,482	Ps.1,996,392	Ps.2,484,964
Contributions for future capital increases	2,472	2,472	2,472
Retained earnings and others	4,231,196	3,556,498	1,546,661

	Ps.5,651,150	Ps.5,555,362	Ps.4,034,097

The fluctuation in the non-controlling interest mainly occurs because of the effects of dividends received and changes in controlling interest of subsidiaries.

34.	Assets classified as held for sale and discontinued operations

a.	As mentioned in Note 2, the Entity entered into a Letter of Intent (the “Letter of Intent”) for the sale of the shareholding of Sarre and Papagos, in which the sale of 70% of the shareholding would be acquired by Companies, Inc. (a Hunt subsidiary). At the end of the period specified in the Letter of Intent, the Ministry of Public Security did not authorize the sale transaction with Hunt within the conditions in which was requested.

As of December 31, 2014, new sales conditions are being determined and the Entity continues to be committed to the sale of the shares of Sarre and Papagos. They are being actively commercialized and a high probability of occurrence of the sale exists.

Based on the foregoing, the assets and liabilities of Sarre and Papago continue to be presented as assets held for sale and liabilities directly associated with assets held for sale in the consolidated statement of financial position as of December 31,2014; the results of Sarre and Papagos are also presented within discontinued operations in the consolidated statements of results and other comprehensive income (loss), which were retrospectively adjusted to reflect the discontinued operation.

b.	Discontinued operations is integrated as follows:

	For the year ended December 31,
	2014		2013		2012
Net revenues	Ps.	2,779,043	Ps.	2,801,368	Ps.	6,542,201
Cost of services		1,110,018		930,522		6,039,391

Gross profit		1,669,025		1,870,846		502,810
Operating expenses		5		18		93

Other income		—		—		(174,831)

Operating income		1,669,020		1,870,828		677,548

Finance expenses (income)		976,094		906,580		(19,680)

Income before income taxes		692,926		964,248		697,228
Income taxes		251,552		241,568		130,570

Income from discontinued operations attributable to controlling interest	Ps.	441,374	Ps.	722,680	Ps.	566,658

c.	Basic and diluted earnings per share from discontinued operations, for the years ended December 31, 2014, 2013 and 2012, amounted to Ps.0.724, Ps.1.185 and Ps.0.935, respectively.

d.	Assets and liabilities held for sale corresponding to Sarre and Papagos, as well as investments in associates of Concesionaria Distribuidor Vial San Jeronimo-Muyuguarda, S.A. de C.V. (“AUSUR”) and Aguas Tratadas del Valle de Mexico, S.A. de C.V. (“ATVM”) (AUSUR and ATVM in 2013), are as follows:

	December 31,
	2014		2013
Assets:
Cash and cash equivalents	Ps.	1,386,530	Ps.	1,584,632
Accounts receivable		464,246		317,285
Investment in associated companies (1)		—		919,652
Financial assets from concessions		9,700,522		9,386,373
Other assets		370,282		482,140

	Ps.	11,921,580	Ps.	12,690,082

Liabilities:
Notes payable	Ps.	9,805,597	Ps.	9,840,362
Other liabilities		900,018		719,866

	Ps.	10,705,615	Ps.	10,560,228

(1)	In December 2013, the Entity signed a binding and enforceable Letter of Understanding with Promotora del Desarrollo de America Latina, S.A. de C.V. (“IDEAL”) for the sale of ICA’s participation in the following companies: 30% of AUSUR and 10.20% of ATVM. The purchase price was of Ps.1,000 million.

As of December 31, 2013, based on the above, the investment in associates was classified under current assets as held for sale.

During 2014, once all necessary approvals were obtained, the sale of shares of both associated companies was concluded. As established, with the obtained resources, ICA liquidated the credit with IDEAL for Ps.600 million.

Below is a description of the concessions of which were holders AUSUR and ATVM and the CPS of Sarre and Pápagos:

San Jeronimo- Muyuguarda- Dealer road

In December 2010, the Mexico City Government granted the concession contract for the design, construction, use, development, operation and management of the property identified in the public domain as the Via Peripheral High in the upper Peripheral Manuel Avila Camacho (Anillo Periferico) in the tranche between San Jeronimo avenue and Distribuidor Vial Muyuguarda, to AUSUR, a consortium formed by IDEAL and CONOISA. The concession contract has a term of 30 years.

Atotonilco - Waste Water Treatment Plant

In January 2010, the National Water Commission (Comision Nacional del Agua) (“CONAGUA”) granted the concession contract for the construction and operation of the Atotonilco waste water treatment plant (“PTAR”) in Tula, Hidalgo, to the a consortium comprised of IDEAL, as project leader with 40.8%, Acciona Agua, S.A. with 24.26%, Atlatec, S.A. de C.V. (a subsidiary of Mitsui & Co., Ltd.) with 24.26% , CONOISA with 10.2%, and other minority partners. The concession term is for 25 years.

SARRE y Papagos - Social infrastructure

In December 2010, the Ministry of Public Security (“Secretary”) of the Federal Government of United Mexican States (“Federal Government”) granted to Sarre and Pápagos, a CPS service agreement (“CPS”); the purpose of CPS is to construct and operate social infrastructure and provide to the Federal Government the services associated with infrastructure, under the understanding that at no time the Entity will be responsible for those functions and the related public services are the sole responsibility of the Federal Government. In accordance with the CPS, the services to be provided by the Entity only consist of the construction and maintenance of the infrastructure, and ongoing services related to cleaning, pest control, landscaping, stores, food, laundry and laboratory services. Construction services performed with respect to the social infrastructure as set forth in the contract, was amounted to Ps.21,190 and Ps.21,401, million for Sarre and Pápagos, respectively.

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

•

Within 60 days of the conclusion of the contract, the Decentralized Administrative System for Prevention and Social Rehabilitation of the Ministry of Public Security (“PyRS”) and Sarre Infrastructure and Services, S.A. de C.V. (“Sarre”) and Papagos Services for the Infrastructure, S.A. de C.V. (“Papagos”) (both “ Suppliers”), will establish a Consultation Committee composed of 3 representatives of PyRS (one of them will serve as Chairman of the Advisory Committee and will be responsible for the coordination of the Consultation Committee) and 3 representatives of the Suppliers (one of them will be Secretary of the Advisory Committee and will be responsible for the minutes of the agreements and resolutions adopted and issued by the Advisory Committee).

•	Costs to develop the infrastructure are the sole responsibility of the Suppliers; PyRS will not reimburse any costs incurred in excess.

•	Suppliers will be solely responsible for obtaining the financing necessary to meet their obligations under the contracts.

•

Suppliers should comply with all the legal requirements for hiring, dismissal and retirement of their employees and will be responsible for the experience and technical expertise of hired subcontractors, supplier chain and their personnel.

•

In case of termination of the contract, for any reason, Suppliers will be responsible for the completion of each and every one of the subcontracts or legal instruments that linked to the project and shall deliver to PyRS or another designated organism, all project information.

SARRE and PAPAGOS debt

In July 2011 an irrevocable trust agreement was established for the issuance, management and payment F/1496 (Issuer Trust) between Papagos and Sarre (as trustors and beneficiaries in the second instance), and holders of Peso Series Trust Certificates represented by Monex Casa de Bolsa, S.A. de C.V., Grupo Financiero Monex, as common representative and beneficiaries in the first instance, and Deutsche Bank Mexico, S. A., commercial bank, in as trustee. In compliance with the purpose of its constitution, in September 2011, the Issuer Trust issued Ps.5,323 million of Trust Certificates (“CBFs”) in pesos, maturing in April 2032; with a fixed annual interest rate of 10.1%. On the same date, the Issuer Trust issued 387,181,900 Trust Certificates in UDIs, with value of Ps. 4.589563 per certificate representing Ps.1,777 million, with a fixed annual interest rate of 5.65%. Interest on the CBFs, both in pesos and UDIs, will be paid quarterly, beginning July 30, 2013; the interest generated until that date will be capitalized. The certificates are redeemable quarterly in 76 consecutive payments starting from July 30, 2013. Proceeds were distributed proportionately between Papagos and Sarre using a factor of 0.497747 and 0.502253, respectively. The certificates are guaranteed with the patrimony of the Issuer Trust. They are also guaranteed, proportionately by Papagos and Sarre. At December 31, 2014, the loan balance in UDIS amounted to 391,858,599 UDIS equivalent to Ps.2,065 million.

In April 2012, Sarre and Papagos, performed an issue of subordinated share certificates (“CBS”) for 167,958,000 and 189,377,000 UDIS, at Ps.4.763093 and Ps.4.748455, per UDI, respectively, equivalent to Ps.800 million and Ps.899 million, related to the inflation (“UDIBONOS”), maturing in 20 years. The CBS were placed at par with a yield of 8%, equivalent to UDIBONOS plus 324 basis points. At December 31, 2014, the credit in UDIS amounts to 253,086,098 equivalent to Ps.1,334 million. The source of loan repayment is the receivables of service delivery contracts.

35.	Continuing operations

a.	Income from continuing operations are:

	For the year ended December 31,
	2014		2013		2012
Construction revenue	Ps.	14,249,084	Ps.	13,063,228	Ps.	16,155,325
Construction revenue from concessions		9,608,977		6,558,364		13,227,267
Revenue from concessions		928,523		789,670		644,162
Revenue from airport concessions (1)		2,532,667		2,268,243		2,130,663
Interest income from concessions		1,950,848		1,504,229		450,755
Revenues from mining		2,835,794		2,740,393		1,431,621
Revenues from hotel services		195,742		176,510		158,477
Revenue from services		783,674		611,376		519,407
Revenues from sale of housing, goods and other (2)		1,415,315		824,749		2,544,487
Rental income		783,904		689,732		653,854
Revenues from parking lots		146,166		128,012		124,300
Others		227,119		201,692		81,803

		35,657,813		29,556,198		38,122,121
Fair value on initial recognition of real estate inventories		1,099,381		—		—

	Ps.	36,757,194	Ps.	29,556,198	Ps.	38,122,121

(1)	Revenues from aeronautical services.
(2)	For the year ended December 31, 2014, includes Ps.1,099 million from fair value on initial recognition of real estate inventories, see Note 10.

Note 41, segment information, presents an analysis of revenues for the Entity’s main products and services.

b.	Cost of sales from continuing operations consist of the following:

	For the year ended December 31,
	2014		2013		2012
Direct cost	Ps.	22,201,356	Ps.	17,850,019	Ps.	25,093,469
Indirect cost		5,888,457		5,000,428		6,223,203
Cost of sales of housing		988,771		593,196		1,853,333
Cost of sales of real estate		56,836		29,169		13,764
Others		—				14,453

	Ps.	29,135,420	Ps.	23,472,812	Ps.	33,198,222

c.	Costs and expenses for depreciation, amortization and employee benefits are as follows:

	For the year ended December 31, 2014
	Direct cost		Indirect cost		General expenses		Total
Depreciation	Ps.	246,770	Ps.	101,536	Ps.	34,186	Ps.	382,492
Amortization of concessions		426,607		—		—		426,607
Amortization of other assets		15,429		204,256		42,123		261,808
Wages and salaries		2,259,657		2,814,592		1,294,316		6,368,565
Development and improvements		2,902		3,294		11,902		18,098
Statutory employee profit sharing expense		—		—		8,775		8,775

	For the year ended December 31, 2013
	Direct cost		Indirect cost		General expenses		Total
Depreciation	Ps.	235,439	Ps.	82,402	Ps.	26,630	Ps.	344,471
Amortization of concessions		109,200		301,051		—		410,251
Amortization of other assets		203,433		40,790		23,376		267,599
Wages and salaries		2,795,057		1,917,769		590,522		5,303,348
Development and improvements		3,232		4,645		26,059		33,936
Bonus to employees		—		—		87,832		87,832
Statutory employee profit sharing expense		—		—		39,588		39,588

	For the year ended December 31, 2012
	Direct cost		Indirect cost		General expenses		Total
Depreciation	Ps.	347,307	Ps.	79,503	Ps.	105,500	Ps.	532,310
Amortization of concessions		307,920		65,191		—		373,111
Amortization of other assets		—		1,422		22,457		23,879
Wages and salaries		3,262,235		1,921,689		1,109,859		6,293,783
Development and improvements		2,604		7,025		22,481		32,110
Bonus to employees		—		—		81,753		81,753
Statutory employee profit sharing expense		—		—		21,267		21,267

36.	Other expenses (income)

Other expenses (income), net, consist of the following:

	For the year ended December 31,
	2014		2013		2012
Gain on sales of property, plant and equipment	Ps.	(9,622)	Ps.	(12,387)	Ps.	(13,051)
Loss (gain) on sales of shares		17,356		(586,472)		(729)
Increase in contingent liabilities (1)		193,585		544,392		—
Other (2)		(20,411)		(7,000)		(436,193)

	Ps.	180,908	Ps.	(61,467)	Ps.	(449,973)

(1)	As of December 31, 2014, is related with the cost to fix the consideration of San Martin acquisition; and as of December 31, 2013, is related with the adjustment to contingent consideration of San Martín (See note 4.f., 22 and 24).
(2)	For the year ended December 31, 2012, amount includes a gain of Ps.435,681 from changes in the fair value of investment properties.

37.	Financing cost

Financing cost is detailed as follows:

	For the year ended December 31, 2014
			Capitalized in statement of		Results
	Total		financial position		Cost		Financing Cost
Interest expense (1) (3)	Ps.	6,798,830	Ps.	875,075	Ps.	766,581	Ps.	5,157,174
Interest income (2)		(528,299)		(8,867)		(75,147)		(444,285)
Foreign exchange		3,161,198		—		451		3,160,747
Effects of derivative financial instruments (4)		580,650		—		—		580,650

Total	Ps.	10,012,379	Ps.	866,208	Ps.	691,885	Ps.	8,454,286

	For the year ended December 31, 2013
			Capitalized in statement of		Results
	Total		financial position		Cost		Financing Cost
Interest expense (1)	Ps.	4,146,157	Ps.	465,874	Ps.	714,495	Ps.	2,965,788
Interest income (2)		(412,961)		(8,748)		(134,034)		(270,179)
Foreign exchange		392,270		—		34,951		357,319
Effects of derivative financial instruments		326,075		—		—		326,075

Total	Ps.	4,451,541	Ps.	457,126	Ps.	615,412	Ps.	3,379,003

	For the year ended December 31, 2012
			Capitalized in statement of		Results
	Total		financial position		Cost		Financing Cost
Interest expense (3)	Ps.	4,110,525	Ps.	512,581	Ps.	1,164,372	Ps.	2,433,572
Interest income (2)		(343,186)		(8,748)		(31,788)		(302,650)
Foreign exchange		(1,197,784)		—		(71,516)		(1,126,268)
Effects of derivative financial instruments		155,192		—		—		155,192

Total	Ps.	2,724,747	Ps.	503,833	Ps.	1,061,068	Ps.	1,159,846

(1)	For the years ended December 31, 2014 and 2013, includes Ps.125 and Ps.(675) million, regarding the discount of the tax liability for deconsolidation, arising from definition of specific time to payment, and interests paid and received for derivative financial instruments for Ps.312 million and Ps.91 million, respectively. In 2014, it also includes Ps.251 million from the termination of the derivative financial instruments corresponding to ICASAN and LIPSA. (See note 26)
(2)	Note 41 includes the integration of interest income by business segment.
(3)	For the year ended December 31, 2014 and 2012, includes Ps.173 million and Ps.161 million of a premium paid to bondholders arising from the prepayment of certain notes and the advance payment of Fideicomiso Kantunil, respectively.
(4)	For the year ended December 2014, includes ineffectiveness in the valuation of derivative financial instruments and the valuation of derivative financial instruments for trading purposes.

38.	Related party balances and transactions

a.	The accounts receivable and accounts payable with related parties are as follows:

	December 31
	2014		2013
Accounts receivable:
Autovía Necaxa Tihuatlán, S.A. de C.V.	Ps.	720,468	Ps.	128,267
Constructora Nuevo Necaxa Tihuatlán, S.A. de C.V.		519,973		530,196
Constructora de Infraestructura de Aguas Potosí, S.A. de C.V.		245,140		65,370
Constructora Mexicana de Infraestructura Subterranea, S. A. DE C. V.		127,821		—
Acatunel, S.A. DE C.V.		97,165		—
Infraestructura y Saneamiento de Atotonilco, S. A. de C. V.		57,887		—
ICA Fluor Daniel, S. de R.L. de C.V.		32,452		54,464
Actica Sistemas, S. de R.L. de C.V.		32,028		25,047
Sismología Burgos, S.A.		—		9,891
Proactiva Medio Ambiente México, S.A. de C.V.		10,691		8,972
Others		55,040		27,627

Total (Note 11)	Ps.	1,898,665	Ps.	849,834

	December 31
	2014		2013
Accounts payable:
FCC Construcción, S. A. de C.V.	Ps.	480,011	Ps.	—
Promotora del Desarrollo de América Latina, S. A. de C. V.		330,639		—
Actica Sistemas, S. de R.L. de C.V.		203,924		313,930
Aqualia Infraestructuras, S. A. de C.V.		30,620		—
ICA Fluor Daniel, S. de R.L. de C.V		—		385,959
Infraestructura y Saneamiento de Atotonilco, S.A. de C.V.		—		29,659
Others		43,164		56,357

Total (Note 22)	Ps.	1,088,358	Ps.	785,905

b.	The main transactions with related parties, carried out in the ordinary course of business, were as follows:

	For the year ended December 31,
	2014		2013		2012
Construction revenues	Ps.	3,283,754	Ps.	3,213,361	Ps.	4,247,803
Construction costs		19,333		42,586		1,092,509
Administrative services provided		319,260		421,052		473,663
Royalties		137,472		150,112		178,401
Dividends		91,320		570,385		53,900

c.	Sales of goods to related parties were made at the Entity’s usual list prices. Purchases were made at market price discounted to reflect the quantity of goods purchased and the relationships between the parties.

The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received. No expense has been recognized in the current or prior years for bad or doubtful debts in respect of the amounts owed by related parties.

d.	For the years ended December 31, 2014, 2013 and 2012, the aggregate compensation of the directors and executive officers paid or accrued for services provided in all capacities, was approximately Ps.236 million, Ps.262 million and Ps.263 million, respectively; additionally, from January to December 2014 the Entity paid Ps.50 thousand, net of taxes, to the Directors, for each Board of Directors meeting or each executive board meeting, audit committee meeting or corporate practices, finance and sustainability meeting, they attended during 2014 and 2013. Additionally, the Entity paid Ps.10 million, Ps.26 million and Ps.10 million of emoluments, net of taxes, to the president of the Board of Directors for the year ended December, 31, 2014, 2013 and 2012, respectively.

39.	Retirement benefit obligation

The liability for employees derives from the pension plan, seniority premiums and payments at the end of employment to employees upon retirement, and is determined based on actuarial computations made by external actuaries, using the projected unit credit method. Seniority premiums consist of a single payment equal to 12 day’s salary for each year of service based on the employee’s most recent salary, but without exceeding twice the current minimum wage established by law.

In 2006, the Entity created a defined benefit pension plan covering all active employees aged more than 65, who are part of the board of Empresas ICA, S.A.B. de C.V. and have a minimum of 10 years’ of service as a member of the board prior to their retirement. These individuals may exercise these benefits after the age of 55, with gradual reductions of the salaries considered for pension purposes. Beginning January 1, 2008, the plan deferred the early retirement age an additional two years, which such deferral ended in 2010. During 2012, the pension plan was further modified to provide lifelong benefits for these executive. Also, the Entity established an early retirement from age 60 for all employees, provided that they have 10 years of service with the Entity.

The plans in Mexico typically expose the Entity to actuarial risks such as: investment risk, interest rate risk, longevity risk and salary risk.

Investment risk	The present value of the defined benefit plan liability is calculated using a discount rate determined by reference to long- term government bond yields. To select the discount rate, the rate of the bond yield that is similar to the duration of the obligations of labor liabilities of the Entity is considered. This rate is obtained from a company dedicated to provide updated prices for the valuation of financial instruments, as well as comprehensive calculation, reporting, analysis, and risks related to these prices, and that is regulated by the National Banking and Securities Commission. The choice of rate also considers the average days over which the employee benefits would be payable and not the maturity of the bond, which means that the discount rate will depend on the expected flow of benefit payments from plan.

Interest risk	A decrease in the bond interest rate will increase the plan liability; however, this will be partially offset by an increase in the return on the plan’s debt investments.

Longevity risk	The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.

Salary risk	The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plan’s liability.

No other post-retirement benefits are provided to these employees.

The most recent actuarial valuation of the defined benefit obligation was carried out at December 31, 2014, by Mercer, which employs actuaries certified by the Colegio Nacional de Actuarios de Mexico. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	December 31,
	2014	2013	2012
Discount rate(s)	7.17%	7.50%	6.50%
Expected rate(s) of salary increase	5.17%	5.5%	5.5%
Average longevity at retirement age for current pensioners (years)	15.6	16	15
Inflation	4%	4%	4%

Amounts recognized in comprehensive income in respect of these defined benefit plans are as follows:

	For the year ended December 31,
	2014		2013		2012
Service cost:
Current service cost	Ps.	42,871	Ps.	64,692	Ps.	43,988
Past service cost and loss from settlements		26,211		55,799		253,107
Net interest expense		63,761		61,836		42,259

Components of defined benefit costs recognized in results		132,843		182,327		339,354

	For the year ended December 31,
	2014		2013		2012
Remeasurement on the net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)		4,483		4,290		(5,000)
Actuarial gains and losses arising from changes in demographic assumptions		(3,709)		—		—
Actuarial gains and losses arising from changes in financial assumptions		(16,796)		(111,429)		—
Actuarial gains and losses arising from experience adjustments		11,274		78,211		100,189
Components of defined benefit costs recognized in other comprehensive income		(4,748)		(28,928)		95,189

Total	Ps.	128,095	Ps.	153,399	Ps.	434,543

The current service cost and the net interest expense for the year are included in the employee benefits expense in results.

The remeasurement of the net defined benefit liability is included in other comprehensive income.

The information below shows the most significant detail about the plans of the Entity.

The amount included in the consolidated statement of financial position arising from the Entity’s obligation in respect of its defined benefit plans is as follows:

	December 31,
	2014		2013		2012
Present value of funded defined benefit obligation	Ps.	(1,102,964)	Ps.	(1,096,259)	Ps.	(979,602)
Fair value of plan assets		156,423		160,587		165,929

Net liability arising from defined benefit obligation	Ps.	(946,541)	Ps.	(935,672)	Ps.	(813,673)

Movements in the present value of the defined benefit obligation in the current year were as follows:

	For the year ended December 31,
	2014		2013		2012
Present value of defined benefit obligation as of January 1	Ps.	1,096,259	Ps.	979,602	Ps.	568,680
Current service cost		42,871		61,154		43,988
Interest cost		75,376		61,836		42,259
Remeasurement (gains)/losses:
Actuarial gains and losses arising from changes in demographic assumptions		(3,709)
Actuarial gains and losses arising from changes in financial assumptions		(16,796)		(111,429)		—
Actuarial gains and losses arising from experience adjustments		11,274		78,211		100,189
Benefits paid		(128,522)		(28,914)		(28,620)
Plan amendments and other		26,211		55,799		253,107

Present value of defined benefit obligation as of December 31	Ps.	1,102,964	Ps.	1,096,259	Ps.	979,603

Movements in the fair value of the plan assets in the current year were as follows:

	For the year ended December 31,
	2014		2013		2012
Present value of plan assets as of January 1	Ps.	160,587	Ps.	165,929	Ps.	67,147
Interest income		11,617		9,919		—
Contributions from the employer		—		—		122,967
Remeasurement gain (loss):
Return on plan assets (excluding amounts included in net interest expense)		(4,483)		(4,290)		1,296
Benefits paid		(11,298)		(10,971)		(25,481)

Present value of defined benefit obligation as of December 31	Ps.	156,423	Ps.	160,587	Ps.	165,929

The fair value of the plan assets at the end of the reporting period for each category, are as follows:

	Fair value of plan assets
	December 31,
	2014		2013
Debt instruments	Ps.	156,423	Ps.	160,587

The fair values of the above debt instruments are determined based on quoted market prices in active markets.

The actual return on plan assets was Ps.11,616 and Ps.9,919 for December 31, 2014 and 2013, respectively.

Significant actuarial assumptions for the determination of the defined obligation are discount rate, expected salary increase and mortality. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

•

If the discount rate is 100 basis points higher (lower), the defined benefit obligation would decrease by Ps.1,076 million (increase by Ps.1,131 million) and decrease by Ps.1,046 million (increase by Ps.1,148 million), as of December 31, 2014 and 2013, respectively.

•

If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by Ps.1,110 million (decrease by Ps.1,096 million) and increase by Ps.1,118 million (decrease by Ps.1,066 million), as of December 31, 2014 and 2013, respectively.

The sensitivity analysis presented above may not be representative of the real change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

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

There has been no change in the process used by the Entity to manage its risks from prior periods.

The average duration of the benefit obligation at December 31, 2014 is 15 years (2013: 14 years).

40.	Nonmonetary transactions

During the years ended December 31, 2014, 2013 and 2012, the Entity carried out the following nonmonetary transactions, which are not reflected in its consolidated cash flow statement:

a.	The Entity recognized construction revenues which were exchanged for intangible assets for the year ended December 31, 2014, 2013 and 2012, for the amount of Ps.3,180 million, Ps.3,776 million and Ps.8,404 million, respectively. Construction costs are considered as an operating activity.

b.	As of December 31, 2014, 2013 and 2012, the Entity had an increase in stockholders’ equity for Ps.77 million, Ps. 144 million and Ps.142 million, respectively, corresponding to shares delivered as share-based payment to executive middle- and upper-level management.

c.	As of December 2014, Ps.986 million was recognized as an adjustment to the fair value of non-current assets.

d.	As of December 31, 2014, 2013 and 2012, the Entity acquired machinery through capital leases for the amount of Ps.197 million, Ps.87 million and Ps. 68 million, respectively, for which an asset and liability were recorded for the same amount.

e.	The Entity has a long-term balance of real estate inventories of Ps.135,000 which, corresponds to a contractual obligation recorded for the year ended December 31, 2012.

f.	As of December 31, 2012, the Entity reclassified real estate inventories to property, plant and equipment for Ps.780,218.

41.	Business segment data

The reportable segments are determined based on the financial information by segment which is reported internally by the Entity. Segment information is presented according to internal reports of the Entity’s business units, which are regularly reviewed by management for purposes of making operating decisions, in order to allocate resources to the segment and assess segment performance.

Starting in the fourth quarter of 2014, the segment information delivered to the Executive Committee of ICA includes the financial and operating performance information of the ICA Fluor joint venture (Note 19). This change occurred in ICA’s internal reporting because of the importance of industrial construction business for the Entity, the relocation of ICA Fluor’s shares to ICA Civil Construction, and because it is part of the strategic development goals of ICA. Therefore, the Administration of the Entity considers ICA Fluor as a reportable segment and has separately presented the information of ICA Fluor in its segment information. Segment information of 2013 and 2012 has been restated considering this change in circumstances.

For the years ended December 31, 2014, 2013 and 2012, the Entity was organized into five major reportable segments which were: Civil Construction, Industrial Construction (comprised of the ICA Fluor joint venture), Airports, Concessions and Corporate and other.

Civil Construction

The Civil Construction segment focuses on infrastructure projects in Mexico, including the construction of roads, highways, transportation facilities (such as mass transit systems), bridges, dams, hydroelectric plants, prisons, tunnels, canals and airports, as well as on the construction, development and remodeling of large multi-storied urban buildings, including office buildings, multiple-dwelling housing developments and shopping centers. The Civil Construction segment has also pursued opportunities in other parts of Latin America, the Caribbean, Asia and the United States, and in 2011 was pursuing select opportunities outside of Mexico and performing one construction project in Panama and Colombia. The Civil Construction segment performs activities such as demolition, clearing, excavation, de-watering, drainage, embankment fill, structural concrete construction, concrete and asphalt paving, and tunneling. For the years ended December 31, 2014, 2013 and 2012, the Civil Construction segment accounted for approximately 73%, 74% and 80%, respectively, of total revenues.

Industrial Construction

The Industrial Construction segment is integrated exclusively by the 50% participation in the joint venture ICA Fluor, and it focuses on the engineering, procurement, construction, design, and commissioning of large manufacturing facilities such as power plants, chemical plants, petrochemical plants, fertilizer plants, pharmaceutical plants, steel mills, paper mills, drilling platforms, and automobile and cement factories. Fort the years ended December 31, 2014, 2013 and 2012, the industrial construction segment reported revenues for Ps.6,128 million, Ps.5,079 million and Ps.6,507 million, respectively. Eliminations are made in the segment information below to account only for the 50% joint control ICA has in ICA Fluor.

Airports

Through GACN, ICA operates 13 airports in the Central North region of Mexico pursuant to concessions granted by the Mexican government, including the Monterrey airport. For the years ended December 31, 2014, 2013 and 2012, the Airports segment amounted for 10%,12% and 8%, respectively, of total revenues. The airports serve a major metropolitan area (Monterrey), three tourist destinations (Acapulco, Mazatlan and Zihuatanejo), two border cities (Ciudad Juarez and Reynosa) and seven regional centers (Chihuahua, Culiacan, Durango, San Luis Potosi, Tampico, Torreon and Zacatecas). All of the airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government.

Concessions

The concessions segment focuses on the construction, development, maintenance and operation of long-term concessions of toll roads, tunnels and water projects. For the years ended December 31, 2014 and 2013, this segment accounts for 13% of total revenues and for the year ended December 31, 2012 this segment accounts for 6% of total revenues. The construction work the Entity performs on the concessions is included in the Civil Construction segment. During 2014, ICA participated in two highways and a tunnel concessioned under construction and three operating concessioned highways; a tunnel in operation (the Acapulco tunnel), two rehabilitation centers, a bypass and parking lots.

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

a.	A summary of certain segment information is as follows (amounts may not add or tie to other accompanying information due to rounding):

	Construction				Corporate
	Civil	Industrial	Airports (3)	Concessions	and others	Eliminations	Industrial construction	Consolidated
December 31, 2014:
External revenues and fair value on initial recognition of real estate inventories	Ps. 25,867,254	Ps. 6,128,043	Ps. 3,769,786	Ps. 4,816,087	Ps. 1,456,788	Ps. (252,102)	Ps. (6,128,043)	Ps. 35,657,813
Fair value on initial recognition of real estate inventories	1,099,381	—	—	—	—	—	—	1,099,381
Intersegment revenues	6,913,005	—	2,492,243	2,716,942	2,734,962	252,102		15,109,254
Operating income	1,456,914	364,370	1,516,085	1,648,519	(340,830)	94,504	(364,370)	4,375,192
Financing income	(308,381)	(12,946)	(309,407)	(144,272)	(743,091)	1,060,865	12,946	(444,286)
Financing cost	1,188,506	3,511	323,989	1,844,812	2,589,605	(789,737)	(3,511)	5,157,175
Income tax expense (benefit)	355,947	108,517	355,763	(125,995)	(1,658,658)	70,315	(108,517)	(1,002,628)
Statutory employee profit sharing expense	—	30,851	9,023	—	—	(247)	(30,851)	8,776
Share in operations of associated companies and joint ventures	94,001	(3,862)	—	123,150	(363,126)	695,178	3,862	549,203
Segment assets	42,264,193	5,199,147	16,546,363	55,579,584	24,934,498	(21,058,275)	(5,199,147)	118,266,363
Investments in associated companies and joint ventures	1,101,229	73,168	—	2,673,883	1,448,749	1,350,439	(73,168)	5,562,522
Segment liabilities (1)	30,811,678	4,200,629	6,929,165	41,736,998	38,140,299	(21,202,197)	(4,200,629)	96,415,943
Capital expenditures (2)	710,169	52,076	436,422	3,394,118	2,361,139		(52,076)	6,901,848
Depreciation and amortization	525,808	67,899	273,572	221,901	51,245	(1,618)	(67,899)	1,070,908
Net cash provided by (used in) operating activities	(971,840)	1,100,687	4,585,628	756,604	(5,400,204)	3,567,537	(1,100,687)	2,537,725
Net cash (used in) provided by investing activities	1,310,076	(35,096)	(3,916,027)	(4,569,741)	(5,267,718)	6,801,479	35,096	(5,641,931)
Net cash (used in) provided by financing activities	106,355	(52,324)	590,559	3,905,993	10,426,426	(10,267,364)	52,324	4,761,969
December 31, 2013:
External revenues	Ps. 21,744,299	Ps. 5,079,107	Ps. 3,420,167	Ps. 3,965,465	Ps. 871,875	Ps.(445,608)	Ps.(5,079,107)	Ps. 29,556,198
Intersegment revenues	7,342,320		2,202,203	2,918,253	4,483,261	445,607		17,391,644
Operating income	890,845	195,243	1,144,682	1,576,907	(290,534)	(189,329)	(195,243)	3,132,571
Financing income	(565,961)	(14,017)	(185,351)	(133,324)	(1,869,778)	2,484,235	14,017	(270,179)
Financing cost	1,291,604	2,124	303,358	1,616,983	989,043	(1,235,200)	(2,124)	2,965,788
Income tax expense (benefit)	207,868	30,465	(139,483)	(1,517,170)	660,845	192,035	(30,465)	(595,905)
Statutory employee profit sharing expense	31,753	11,927	7,835	—	—	—	(11,927)	39,588
Share in operations of associated companies and joint ventures	180,110	67,222	—	20,687	(535,509)	684,910	(67,222)	350,198
Segment assets	36,649,140	3,870,964	14,250,035	53,897,437	48,518,089	(51,807,557)	(3,870,964)	101,507,144
Investments in associated companies and joint ventures	1,255,229	152,567	—	2,281,547	28,623,891	(27,448,529)	(152,567)	4,712,138
Segment liabilities (1)	29,154,725	3,007,521	5,030,000	39,600,471	28,066,863	(24,476,697)	(3,007,521)	77,375,362
Capital expenditures (2)	487,258	—	488,874	5,860,931	1,276,170	—	—	8,113,233
Depreciation and amortization	530,204	55,285	250,816	218,701	24,218	(1,618)	(55,285)	1,022,321
Net cash provided by (used in) operating activities	1,057,289	(260,306)	394,740	1,736,553	2,023,257	(5,043,372)	260,306	168,467
Net cash (used in) provided by investing activities	(207,420)	(29,516)	(1,182,568)	2,372,051	1,461,943	(1,643,330)	29,516	800,676
Net cash (used in) provided by financing activities	(1,789,510)	(125,856)	1,089,690	(4,726,774)	(3,406,282)	6,680,599	125,856	(2,152,277)
December 31, 2012:
External revenues	Ps. 30,458,434	Ps. 6,353,396	Ps. 3,097,785	Ps. 2,402,313	Ps. 2,556,175	Ps.(392,586)	Ps.(6,353,396)	Ps. 38,122,121
Intersegment revenues	16,823,789	—	2,209,162	4,700,406	4,361,262	392,586		28,487,205
Operating income	832,984	278,751	1,147,297	98,261	(628,676)	228,710	(278,751)	1,678,576
Financing income	(319,855)	(22,312)	(57,580)	(235,689)	(703,280)	1,013,754	22,312	(302,650)
Financing cost	671,057	3,434	167,194	874,982	1,661,887	(941,548)	(3,434)	2,433,572
Income tax expense (benefit)	748,996	98,449	82,977	(18,727)	(627,173)	(220,865)	(98,449)	(34,792)
Statutory employee profit sharing expense	12,775	—	8,493	—	—	—		21,268
Share in operations of associated companies and joint ventures	338,577	709	—	(93,878)	164,352	—	(709)	409,051
Segment assets	46,007,964	3,734,156	12,705,184	36,818,816	53,954,020	(51,216,060)	(3,734,156)	98,269,924
Investments in associated companies and joint ventures	1,241,130	73,519	—	6,352,499	27,230,496	(26,409,003)	(73,519)	8,415,122
Segment liabilities (1)	35,472,310	2,949,761	5,327,824	29,336,121	33,301,725	(25,601,957)	(2,949,761)	77,836,023
Capital expenditures (2)	593,509	76,872	198,873	1,492,162	1,916,877	—	(76,872)	4,201,421
Depreciation and amortization	387,488	47,841	219,843	155,930	110,500	55,539	(47,841)	929,300
Net cash provided by (used in) operating activities	8,114,900	(124,711)	572,656	(776,719)	(3,326,628)	1,845,492	124,711	6,429,701
Net cash (used in) provided by investing activities	(266,108)	(116,576)	(314,087)	(2,058,552)	(20,974)	(440,732)	116,576	(3,100,453)
Net cash (used in) provided by financing activities	(6,999,234)	204,419	402,407	874,355	3,426,992	(3,286,365)	(204,419)	(5,581,845)

(1)	Segment liabilities include only the operating liabilities attributable to each segment.
(2)	Capital expenditures include purchases of property, plant and equipment, investments in concessions and other assets.
(3)	Includes aeronautical and non-aeronautical revenues.

b.	The Entity’s principal consolidated net revenues are from construction contracts with various Mexican public and private sector entities, as well as foreign public and private sector entities, summarized as follows:

	For the year ended December 31,
National:	2014		2013		2012
I. Public sector
Petróleos Mexicanos	Ps.	388,748	Ps.	795,315	Ps.	9,538
Comisión Federal de Electricidad		464,858		1,080,117		1,929,069
Secretaría de Comunicaciones y Transportes		7,510,278		4,871,859		2,547,837
Secretaría de Seguridad Pública del Gobierno Federal		208,764		45,747		7,093,144
Comisión Nacional del Agua		931,047		1,412,586		2,613,775
Instituto Mexicano del Seguro Social		522,318		—		—
Gobierno del Distrito Federal		—		340,261		4,331,858
Sistema de Autopistas y Aeropuertos y Servicios Conexos y Auxiliares del Estado de México		—		135,892		2,196,237
Comisión Estatal de Agua del Gobierno de Jalisco		48,587		256,120		609,479
Secretaría de Seguridad Pública de Nayarit		240,846		777,619		—
Centro Nacional de Evaluación para la Educación Superior, A.C.		—		—		144,106
Secretaria de Planeación Urbana, Infraestructura y Ecológica del Edo de BCS		—		—		850,049
Secretaria de Infraestructura del Estado de Puebla		—		43,562		832,904
Instituto Nacional de Cardiología		430,722		512,313		434,484
Hospital General DR. Manuel Gea Gonzalez		7,331		105,279		360,717
Gobierno del Estado de Campeche		132,885		156,461		209,705
Gobierno del Estado de Oaxaca		36,461		113,070		—
Secretaria de Medio Ambiente y Recursos Naturales		9,277		84,657		55,892
Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado		—		—		33,614
APM Terminal Lázaro Cárdenas, S.A. de C.V.		1,045,648		263,602		22,855
II. Private sector
Aeropuerto Internacional de la Ciudad de México	Ps.	—	Ps.	—	Ps.	5,536
Minera San Javier		—		379,665		372,148
Fideicomiso Autopistas y Puentes del Golfo		152,918		357,978		247,789
Administradora Mexiquense de Aeropuerto de Toluca		—		—		33,598
Autofinanciamiento Mexico, S.A. de C.V.		364,748		102,655		—
Concesionaria de la autopista de Guadalajara - Tepic		387,329		327,734		30,079

	For the year ended December 31,
	2014	2013	2012
Foreign:
Public and private sector
USA	2,685,360	—	—
Colombia	675,972	1,016,375	612,378
Peru	3,904,679	4,291,090	2,023,620
Panama	4,072,276	2,954,279	884,050
Costa Rica	442,507	140,196	302,030
Guatemala	22,475	—	—

c.	The Entity’s four segments operate in four principal geographical areas in the world: Mexico, its home country, Spain, United States and Latin America. The Entity’s operations by geographic area were as follows (amounts may not add or tie to another balances due to rounding):

		Foreign
			United			Intersegment
	Mexico	Europe	States	Latin America	Sub-total	Eliminations	Total
2014:
Revenues:
Construction	Ps. 14,177,227	Ps. —	Ps. 2,685,360	Ps. 9,004,667	Ps. 25,867,254	Ps. —	Ps. 25,867,254
Fair value on initial recognition of real estate inventories	—			1,099,381	1,099,381	—	1,099,381
Concessions	4,433,829	—	—	382,258	4,816,087	—	4,816,087
Sales of goods and other	4,778,102	—	—	196,370	4,974,472	—	4,974,472
Total	23,389,158	—	2,685,360	10,682,676	36,757,194	—	36,757,194
Capital expenditures	5,632,098	—	70,648	1,199,102	6,901,848	—	6,901,848
Fixed assets	5,003,639	24,249	345,853	948,598	6,322,339	—	6,322,339
Total assets	109,492,593	114,584	2,635,434	8,670,119	120,912,730	(2,646,365)	118,266,365

2013:
Revenues:
Construction	14,104,333	—	—	7,639,966	21,744,299	—	21,744,299
Concessions	3,699,935	—	—	265,529	3,965,464	—	3,965,464
Sales of goods and other	3,846,435	—	—		3,846,435	—	3,846,435
Total revenues	21,650,703	—	—	7,905,495	29,556,198	—	29,556,198
Capital expenditures	7,811,635	—	—	301,598	8,113,233	—	8,113,233
Fixed assets	4,636,349	—	—	719,277	5,355,626	—	5,355,626
Total assets	95,105,047	69,396	1,773,076	7,227,206	104,174,725	(2,667,581)	101,507,144

2012:
Revenues:
Construction	26,638,734	—	—	3,819,701	30,458,435	—	30,458,435
Concessions	2,246,599	—	—	155,714	2,402,313	—	2,402,313
Sales of goods and other	5,261,373	—	—		5,261,373	—	5,261,373
Total revenues	34,146,706	—	—	3,975,415	38,122,121	—	38,122,121
Capital expenditures	4,037,321	—		164,100	4,201,421	—	4,201,421
Fixed assets	4,553,874	—	—	746,456	5,300,330	5,633	5,305,963
Total assets	92,972,138	67,344	1,728,245	5,531,294	100,299,021	(2,029,097)	98,269,924

42.	Subsequent events

a.	With respect to the legal situation of the Line 12 project (Note 29), as of February 26, 2015:

1.	The Tenth District judge for Civil Matters (Federal) approved the admission of our civil claim against the GDF for breach of the agreement awarding us Ps. $2,247 million plus financial costs as documented in the seventh conciliation hearing.

2.	For the declaratory judgment sought by the GDF in the 61st Court for civil (local) matters, we moved for dismissal based on lack of jurisdiction based on the local court’s incompetency to hear federal matters. On February 26, 2015, the Tenth Civil Panel found the judge of the 61st court incompetent to hear the matter, and ordered it remanded for admission by a Federal court with jurisdiction over civil matters. Since the federal court will review applying federal law, the it is highly probable that the declaration will be adverse to the GDF. Therefore, we believe that there is low probability that the GDF will continue to pursue its declaratory judgment case in federal courts.

b.	In March 2015, ICA announced the signing of a partnership with the Caisse de Dépôt et Placement du Québec (“CDPQ”), one of the leading fund managers in Canada. The agreement provides for the formation of a business venture that initially involves four road concessions of ICA. The Entity will keep 51% of the business venture and the remaining 49% will correspond to CDPQ. At the close of the transaction, which is expected will occur in the second quarter of 2015, CDPQ will pay Ps.3,000 million to ICA, for its participation in the capital of these projects. ICA and CDPQ will operate the business venture, ICA Operadora de Vías Terrestres, S.A.P.I. de C.V. (“ICA OVT”), with a focus on the acquisition and operation of road assets in Mexico. The four projects initially awarded to ICA OVT are: Mayab Highway, Ríoverde - Ciudad Valles highway, the La Piedad bypass and the Acapulco Tunnel.

c.	On April 27, 2015 CICASA executed a loan agreement with BBVA Bancomer in the amount of Ps.1,000 million. The loan is due to mature on February 29, 2016 and will be repaid with the collection rights, which will be transferred to a Trust, of the construction of (i) the Túnel Canal General by ICASA and COTRISA; (ii) the Tren Interurbano México - Toluca by ICASA and COTRISA; (iii) the Túnel Churubusco - Xochiaca by ICASA and COTRISA; (iv) the Centro de Tecnología para Aguas Profundas en Boca del Río, Veracruz by ICASA, and (v) the Presa de Almacenamiento Santa María by ICASA and Aeroinvest.

43.	Authorization for issuance of financial statements

The publication of the consolidated financial statements prepared in accordance with IFRS was authorized on April 28, 2015, by Alonso Quintana Kawage, General Director of Empresas ICA, S.A.B. de C.V., and Victor Bravo Martin, Administration and Finance Vicepresident of the Entity, and subject to the approval of the Shareholders of the Entity. These consolidated financial statements may be modified in accordance with the provisions of the General Law of Commercial Companies.

44.	List of subsidiaries, joint ventures and operations

			Ownership Percentage December 31,
Controlled entity	Country	Activity	2014	2013
SUB-HOLDING
Aeroinvest, S.A. de C.V.	Mexico	Holding of shares	100.00%	100.00%
Controladora de Empresas de Vivienda, S. A. de C. V	Mexico	Holding of shares	100.00%	100.00%
Constructoras ICA, S. A. de C. V.	Mexico	Holding of shares	100.00%	100.00%
Controladora de Operaciones de Infraestructura, S. A. de C. V.	Mexico	Holding of shares	100.00%	100.00%
Icatech Corporation	United States	Holding of shares	100.00%	100.00%
AIRPORTS
Aeropuerto Acapulco	Mexico	Airport services	40.50%	41.38%
Aeropuerto Chihuahua	Mexico	Airport services	40.50%	41.38%
Aeropuerto Culiacán	Mexico	Airport services	40.50%	41.38%
Aeropuerto Ciudad Juárez	Mexico	Airport services	40.50%	41.38%
Aeropuerto Durango	Mexico	Airport services	40.50%	41.38%
Aeropuerto Mazatlán	Mexico	Airport services	40.50%	41.38%
Aeropuerto Monterrey	Mexico	Airport services	40.50%	41.38%
Aeropuerto Reynosa	Mexico	Airport services	40.50%	41.38%
Aeropuerto San Luis Potosí	Mexico	Airport services	40.50%	41.38%
Aeropuerto Tampico	Mexico	Airport services	40.50%	41.38%
Aeropuerto Torreón	Mexico	Airport services	40.50%	41.38%
Aeropuerto Zacatecas	Mexico	Airport services	40.50%	41.38%
Aeropuerto Zihuatanejo	Mexico	Airport services	40.50%	41.38%
Consorcio Grupo Hotelero T2, S.A. de C.V.	Mexico	Holding of shares	33.80%	33.53%
Consorcio Hotelero Aeropuerto Monterrey, S.A.P.I de C.V.	Mexico	Airport services	31.92%	31.62%
Grupo Aeroportuario Centro Norte, S.A. de C.V.	Mexico	Holding of shares	40.50%	41.38%
Holding Consorcio Grupo Hotelero T2, S.A. de C.V.	Mexico	Holding of shares	40.50%	41.38%
Oma Logística, S.A. de C.V.	Mexico	Airport services	40.50%	41.38%
Oma Vynmsa Aero Industrial Park, S.A. de C.V.	Mexico	Airport services	19.15%	19.00%
Operadora de Aeropuertos del Centro Norte, S.A. de C.V.	Mexico	Administrative services	40.50%	41.38%
Servicios Aeroportuarios Centro Norte, S.A. de C.V.	Mexico	Administrative services	40.50%	41.38%
Servicio Aero Especializado del Centro Norte, S.A. de C.V.	Mexico	Airport operations	40.50%	41.38%
Servicios Corporativos Terminal T2, S.A. de C.V.	Mexico	Airport operations	33.80%	33.53%
Servicios Complementarios del Centro Norte, S.A. de C.V.	Mexico	Airport operations	40.50%	41.38%
Servicios de Tecnología Aeroportuaria, S.A. de C.V.	Mexico	Airport operations	75.5%	74.5%
CONSTRUCTION
The Facchina Group of Companies, LLC (1)	United States	Construction	100.00%	—
Facchina Construction of Florida LLC (1)	United States	Construction	100.00%	—
FSI Equipment, LLC (1)	United States	Construction	100.00%	—
Facchina Formworks, LLC (1)	United States	Construction	100.00%	—
Facchina Crane Rental, LLC (1)	United States	Construction	100.00%	—
Facchina Construction Company, INC. (1)	United States	Construction	100.00%	—
Facchina Specialty Services, INC (1)	United States	Construction	100.00%	—
MCmelli Equipment, LLC (1)	United States	Construction	100.00%	—
PORTS AND WATER CONSTRUCTION
Consorcio CICE	Colombia	Construction	80.00%	80.00%
Construcciones y Trituraciones, S.A. de C.V.	Mexico	Construction	100.00%	100.00%
URBAN CONSTRUCTION
Casaflex, S.A.P.I. de C.V.	Mexico	Construction	92.85%	85%
ICA Ingeniería, S.A. de C.V.	Mexico	Engineering services	100.00%	100.00%
Icapital, S.A. de C.V.	Mexico	Corporate services	100.00%	100.00%
Prefabricados y Transportes, S.A. de C.V.	Mexico	Construction	100.00%	100.00%

			Ownership Percentage December 31,
Controlled entity	Country	Activity	2014	2013
HEAVY CONSTRUCTION
Compañía Hidroeléctrica La Yesca, S.A. de C.V.	Mexico	Construction	99.00%	99.00%
Consorcio ICA-MECO Panamá	Panama	Construction	70.00%	70.00%
Consorcio San Carlos 020	Colombia	Construction	65.00%	65.00%
Constructora de Proyectos Hidroeléctricos, S.A. de C.V.	Mexico	Construction	100.00%	99.00%
Constructora El Cajón, S.A. de C.V.	Mexico	Construction	100.00%	100.00%
Constructora Hidroeléctrica La Yesca, S.A. de C.V.	Mexico	Construction	51.00%	51.00%
Constructora Internacional de Infraestructura, S.A. de C.V.	Mexico	Construction	100.00%	100.00%
Constructora ICA-Tecsa, S.A.	United States	Construction	99.38%	99.38%
Constructoras ICA Chile, S.A.	Chile	Construction	99.85%	99.85%
Constructoras ICA de Guatemala, S.A.	Guatemala	Construction	100.00%	100.00%
Desarrolladora de Proyectos Hidroeléctricos, S.A. de C.V.	Mexico	Construction	100.00%	100.00%
Desarrolladora Mexicana de Huites, S.A. de C.V.	Mexico	Construction	60.00%	60.00%
ICA Construcción Civil de Venezuela, S.A.	Venezuela	Construction	100.00%	100.00%
ICA Construcción Civil, S.A. de C.V.	Mexico	Construction	100.00%	100.00%
ICA Construction Corporation (M) Sdn Bhd	United States	Construction	100.00%	100.00%
ICA Internacional Perú, S.A.	Peru	Holding of shares	100.00%	100.00%
ICA de Puerto Rico INC.	Puerto Rico	Holding of shares	100.00%	100.00%
ICA- Miramar Corporation	Puerto Rico	Construction	100.00%	100.00%
ICA- Miramar Metro San Juan Corp.	Puerto Rico	Construction	100.00%	100.00%
ICA Promotora de Construcción Urbana, S.A. de C.V.	Mexico	Construction	100.00%	100.00%
ICAPEV, C. A.	Venezuela	Construction	100.00%	100.00%
ICA Venezuela, C.A.	Venezuela	Construction	100.00%	100.00%
Icaprin Servicios, S.A. de C.V.	Mexico	Corporate services	100.00%	100.00%
Ingenieros Civiles Asociados, S. A. de C. V. (“ICASA”) (Oficina Matriz)	Mexico	Construction	100.00%	100.00%
Ingenieros Civiles Asociados México, S.A.	Colombia	Construction	100.00%	100.00%
Ingenieros Civiles Asociados Panamá, S.A.	Panama	Construction	100.00%	100.00%
Recursos Técnicos y de Administración La Yesca, S.A. de C.V.	Mexico	Corporate services	100.00%	100.00%
San Martín Contratistas Generales, S.A.	Peru	Mining and construction services	51.00%	51.00%
San Martin Logistica Minería. S.A. (2)	Spain	Mining and construction services	35.70%	—
State Town Corp (2)	Panama	Construction	100.00%	—
Compañía de Infraestructura Chicoacen II (2)	Mexico	Construction	100.00%	—
CORPORATE
Autopistas Concesionadas de Venezuela, S.A.	Venezuela	Infrastructure operation	100.00%	100.00%
Compañía Integradora Mercantil Agrícola, S.A. de C.V.	Mexico	Commodity trading, especially grains	100.00%	100.00%
Construexport, S.A. de C.V.	Mexico	Corporate services	99.73%	99.73%
Ica Reinsurance, A.G.	Switzerland	Insurance	100.00%	100.00%
Maxipistas de Venezuela, C.A.	Venezuela	Infrastructure operation	75.00%	75.00%
BUSINESS DEVELOPMENT
ICA El Salvador, S.A.	El Salvador	Construction	100.00%	100.00%
ICA Construction Corporation	United States	Holding of shares	100.00%	100.00%
Icador, S.A.	Ecuador	Construction	100.00%	100.00%
ICA Costa Rica, S.A.	Costa Rica	Construction	100.00%	100.00%
Icatech Services Corporation	United States	Holding of shares	100.00%	100.00%
ICA REAL ESTATE
Promotora e Inversora Adisa, S.A. de C.V.	Mexico	Real state construction	100.00%	100.00%

			Ownership Percentage December 31,
Controlled entity	Country	Activity	2014	2013
ICA SERVICES
Asesoría Técnica y Gestión Administrativa, S.A. de C.V.	Mexico	Corporate services	100.00%	100.00%
Grupo ICA, S.A. de C.V.	Mexico	Corporate services	100.00%	100.00%
ICA Desarrolladora de Recursos Gerenciales y Directivos, S.A. de C.V.	Mexico	Prestadora de Servicios	100.00%	100.00%
ICA Propiedades Inmuebles, S.A. de C.V.	Mexico	Corporate services	100.00%	100.00%
ICA Risk Management Solutions Agente de Seguros y Fianzas, S.A. de C.V.	Mexico	Corporate services	100.00%	100.00%
ICA Servicios de Dirección Corporativa, S.A. de C.V.	Mexico	Corporate services	100.00%	100.00%
ICA Planeación y financiamiento, S.A. de C.V. Sofom. E.N.R.	Mexico	Corporate services	100.00%	100.00%
INFRASTRUCTURE
Autopista del Occidente S.A. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%
Autopista Naucalpan Ecatepec, S.A.P.I. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%
Autovía Paradores y Servicios, S.A. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%
Autovía Querétaro, S.A. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%
Caminos y Carreteras del Mayab, S.A.P.I. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%
Desarrollo, Infraestructura y Operación, S.A.P.I. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%
Concesionaria de Ejes Terrestres de Coahuila, S.A. de C.V.	Mexico	Infrastructure operation	76.36%	76.36%
Consorcio del Mayab, S.A. de C.V.	Mexico	Construction, operation and maintenance of roads	100.00%	100.00%
Covimsa, S.A. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%
Desarrolladora de Infraestructura Puerto Escondido S.A. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%
Desarrolladora de Proyectos de Infraestructura, S.A. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%
ICA Infraestructura, S.A. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%
ICA San Luis, S.A. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%
Libramiento ICA La Piedad, S.A. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%
Maxipista de Panamá, S.A.	Panama	Infrastructure operation	100.00%	100.00%
Operadora Autopista Río de los Remedios S.A.P.I. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%
Operadora de la Autopista del Occidente, S.A. de C.V.	Mexico	Infrastructure operation	98.78%	98.78%
Pápagos Servicios Para la Infraestructura, S.A. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%
ICAI Operación de Infraestructura, S.A de C.V. (Antes PASARRE Servicios, S.A. de C. V.)	Mexico	Infrastructure operation	100.00%	100.00%
Sarre Infraestructura y Servicios, S.A. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%
Túneles Concesionados de Acapulco, S.A. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%
Túnel diamante, S.A. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%
ICAI Servicios, S. A. de C. V.(2)	Mexico	Administrative services	100.00%	-
HOUSING
Arrendadora Viveica, S.A. de C.V.	Mexico	Housing	100.00%	100.00%
Centro Sur, S.A. de C.V.	Mexico	Construction of real estate	75.00%	75.00%
Grupo Punta Condesa, S.A. de C.V.	Mexico	Housing	100.00%	100.00%
Inmobiliaria Baja S.A. de C.V.	Mexico	Construction of real estate	100.00%	100.00%
Operadora de Marina PITCH S.A. de C.V.	Mexico	Real estate and tourism development	100.00%	98.00%
Promoción Inmobiliaria Turística Champotón, S.AP.I. de C.V.	Mexico	Real estate and tourism development	100.00%	100.00%
Promoción Turística Aak-Bal, S.A.P.I. de C.V.	Mexico	Real estate and tourism development	100.00%	100.00%
Viveflex, S.A. de C.V.	Mexico	Housing	50.00%	50.00%
Viveica, S.A. de C.V.	Mexico	Housing	100.00%	100.00%
Viveica Construcción y Desarrollo, S.A. de C.V.	Mexico	Housing	100.00%	100.00%

			Ownership Percentage December 31,
Joint Operations	Country	Activity	2014	2013
Construction
Constructora de Infraestructura de Agua de Querétaro, S.A. de C.V.	Mexico	Operation of Infrastructure	51.00%	51.00%
Constructora MT de Oaxaca, S.A. de C.V.	Mexico	Construction	60.00%	60.00%
Constructora Nuevo Necaxa - Tihuatlán, S.A. de C.V.	Mexico	Operation of Infrastructure	60.00%	60.00%
Consorcio PAC 4	Panama	Construction	43.00%	43.00%
Constructora Mexicana de Infraestructura Subterránea, S.A. de C.V.	Mexico	Operation of Infrastructure	50.00%	50.00%
Vía Rápida del Sur, S.A. de C.V.	Mexico	Operation of Infrastructure	65.00%	65.00%
Joint Ventures
Construction
Acatunel, S.A. de C.V. (2)	Mexico	Construction	50.00%	—
Administración y Servicios Atotonilco, S.A. de C.V.	Mexico	Infrastructure operation	42.50%	42.50%
Constructora de Infraestructura de Aguas de Potosí, S.A. de C.V.	Mexico	Infrastructure operation	51.00%	51.00%
Dean-Facchina JV (1)	United States	Construction	49.00%	—
FRAMEX	Spain	Holding of shares	50.00%	50.00%
Grupo Rodio Kronsa	Spain	Construction	50.00%	50.00%
ICC Constructors JV (1)	United States	Construction	24.00%	—
Infraestructura y Saneamiento de Atotonilco, S.A. de C.V.	Mexico	Infrastructure operation	42.50%	42.50%
Skanska-Facchina JV (1)	United States	Construction	30.00%	—
Industrial Construction
Caribbean Thermal Electric, LLC	Dominican Republic	Construction and industry	51.00%	51.00%
Desarrolladora de Etileno S. de R.L. de C.V.	Mexico	Construction and industry	10.20%	10.20%
Dominican Republic Combined Cycle, LLC	Dominican Republic	Construction and industry	51.00%	51.00%
Etileno Contractors, S. de R.L. de C.V.	Mexico	Construction and industry	51.00%	51.00%
Ethylene XXI Contractors, S.A.P.I de C.V.	Mexico	Construction and industry	10.20%	10.20%
Etileno XXI Services, B.V.	Holland	Construction and industry	10.20%	10.20%
Industria del Hierro, S.A. de C.V.	Mexico	Construction and industry	51.00%	51.00%
ICA Fluor Daniel, S. de R.L. de C.V.	Mexico	Construction and industry	51.00%	51.00%
ICA Fluor Operaciones, S.A. de C.V.	Mexico	Corporate services	51.00%	51.00%
ICA Fluor Petroquímica, S.A. de C.V.	Mexico	Construction and industry	51.00%	51.00%
ICA Fluor Servicios Operativos, S.A. de C.V.	Mexico	Corporate services	51.00%	51.00%
ICA Fluor Servicios Gerenciales, S.A. de C.V.	Mexico	Corporate services	51.00%	51.00%
IFD Servicios de Ingeniería, S.A. de C.V.	Mexico	Corporate services	51.00%	51.00%
Housing
Los Portales, S.A.	Peru	Construction of real state	50.00%	50.00%
Infrastructure
Aguas Tratadas del Valle de México, S.A. de C.V. (3)	Mexico	Infrastructure operation	—	10.20%
Autovía Mitla-Tehuantepec, S.A. de C.V.	Mexico	Infrastructure operation	60.00%	60.00%
Concesionaria Distribuidor Vial San Jeronimo Muyuguarda, S.A. de C.V. (3)	Mexico	Infrastructure operation	—	30.00%
Operadora Carretera de Mitla, S.A. de C.V.	Mexico	Infrastructure operation	60.00%	60.00%
Renova Atlatec, S.A. de C.V.	México	Infrastructure operation	50.00%	50.00%
Aquos El Realito, S.A. de C.V.	Mexico	Infrastructure operation	51.00%	51.00%
Prestadora de Servicios Acueducto el Realito, S.A. de C.V.	Mexico	Services	51.00%	51.00%
Autovía Necaxa - Tihuatlán, S.A. de C.V.	Mexico	Infrastructure operation	50.00%	50.00%
Parque Eólico Reynosa I, S.A. de C.V.	Mexico	Infrastructure operation	20.00%	—
Suministro de Agua de Querétaro, S.A. de C.V.	Mexico	Infrastructure operation	42.3.9%	42.39%
Services
Actica Sistemas, S. de R.L. de C.V.	Mexico	Systems development	50.00%	50.00%
C7AI Servicios Industriales Especializados, S.A. de C.V.	Mexico	Services	50.00%	50.00%

(1)	Acquired in 2014.
(2)	Incorporated in 2014.
(3)	Sold during 2014.

ICA Fluor Daniel,

S. de R. L. de C. V. and Subsidiaries

Consolidated Financial Statements at December 31, 2014 and 2013 and for the Years Ended December 31, 2014, 2013 and 2012, and Independent Auditors’ Report dated April 17, 2014

ICA Fluor Daniel, S. de R. L. de C. V. and Subsidiaries

Consolidated Financial Statements for the Years Ended December 31, 2014, 2013 and 2012

Independent Auditors’ Report to the Board of Directors and Partners of ICA Fluor Daniel, S. de R. L. de C. V.

We have audited the accompanying consolidated financial statements of ICA Fluor Daniel, S. de R. L. de C. V. and Subsidiaries (the “Entity”), which comprise the consolidated statements of financial position as of December 31, 2014 and 2013, and the related consolidated statements of income and other comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2014, 2013 and 2012, and the related notes to the consolidated financial statements.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICA Fluor Daniel, S. de R. L. de C. V. and Subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years ended December 31, 2014, 2013 and 2012 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

/s/ Alejandro Anaya Quiroz

C.P.C. Alejandro Anaya Quiroz

Mexico City, México

April 17, 2015

ICA Fluor Daniel, S. de R. L. de C. V. and Subsidiaries

Consolidated Statements of Financial Position

(Thousands of Mexican Pesos)

		Millions of U.S. dollars (Convenience Translation Note 2.c) December 31, 2014:		December 31,
	Notes			2014		2013

Assets
Cash and cash equivalents	5	U.S.$	249	Ps.	3,667,547	Ps.	1,641,014
Customers - net	6		331		4,876,197		4,474,852
Due from related parties	27		13		180,639		194,914
Other receivables	8		16		224,582		123,534
Inventories	9		1		5,815		5,975
Other current assets	10		38		552,855		128,779
Derivative financial instruments	19		—		—		5,593

Current assets			648		9,507,635		6,574,661
Property, machinery and equipment	11		38		546,777		594,081
Other assets, net	12		3		41,725		30,561
Investment in joint ventures	14		11		154,059		147,038
Deferred income taxes	20		8		114,247		121,970

Total assets		U.S.$	708	Ps.	10,364,443	Ps.	7,468,311

Liabilities
Notes payable	15		44	Ps	638,313	Ps.	640,990
Trade accounts payable			161		2,383,038		1,286,275
Income tax payable	20		5		67,990		35,584
Other payable accounts and accrued expenses	16		141		2,072,417		1,699,915
Derivative financial instruments	19		1		6,645		—
Provisions	17		39		562,576		565,841
Due to related parties	27		6		84,128		229,854
Statutory employee profit sharing			5		73,565		41,310
Advances from customers			136		1,995,004		1,017,132

Current liabilities			538		7,883,676		5,516,901
Long-term leasing agreements	18		2		26,041		31,473
Employee benefits	28		21		302,823		235,370
Provisions	17		10		147,144		115,777

Total liabilities			571		8,359,684		5,899,521

Commitments and contingencies	21
Stockholders’ equity:	23
Contributed capital:
Common stock			64		939,824		939,824
Earned capital:
Retained earnings			77		1,120,964		675,143
Valuation of derivative financial instruments	24		—		—		647
Actuarial losses	24		(5)		(65,703)		(46,579)
Translation effects of foreign subsidiaries	24		1		9,657		(260)

Controlling interest			137		2,004,742		1,568,775
Non-controlling interest	25		—		17		15

Total stockholders’ equity			137		2,004,759		1,568,790

Total liabilities and stockholders’ equity		U.S.$	708	Ps.	10,364,443	Ps.	7,468,311

The accompanying notes are an integral part of these consolidated financial statements

ICA Fluor Daniel, S. de R. L. de C. V. and Subsidiaries

Consolidated Statements of Income and Other Comprehensive Income

(Thousands of Mexican pesos)

		Millions of U.S. dollars (Convenience Translation Note 2.c) December 31, 2014:		Year ended December 31,
	Notes			2014		2013		2012

Construction revenues	7	U.S.$	829	Ps.	12,208,688	Ps.	10,114,624	Ps.	12,706,792
Construction costs	29		723		10,644,129		8,976,420		11,369,557

Gross profit			107		1,564,559		1,138,204		1,337,235
Selling, general and administrative expenses			57		836,624		748,794		779,833
Other income, net	26		(1)		(827)		(1,469)		(100)

Operating income			49		728,762		390,879		557,502
Financing cost (income):
Interest expense			1		7,023		4,248		6,867
Interest income			(2)		(25,819)		(27,642)		(44,624)
Exchange (gain) loss, net			10		140,957		(6,251)		(122,683)
Effects of valuation of derivative financial instruments			(5)		(63,981)		57,650		20,992

			4		58,180		28,005		(139,448)

Participation in loss (income) of joint venture			1		7,724		(132,017)		(14,417)

Income before income taxes			44		662,858		494,891		711,367
Income taxes	20		15		217,033		60,929		196,898

Consolidated net income for the year			31		445,825		433,962		514,469
Other comprehensive income (loss):	24
Items that will not be reclassified to profit or loss:
Actuarial losses on labor obligations			(2)		(23,903)		(5,539)		(48,688)
Income tax relating to items that will not be reclassified to profit or loss			1		4,777		(2,525)		10,169
Items that may be reclassified to profit or loss:
Translation effects of foreign subsidiaries			2		9,917		(329)		(42)
Valuation effects derivative financial instruments			(1)		(925)		(21,040)		76,779
Income tax relating to items that may be reclassified to profit or loss			—		278		6,411		(6,578)

Total other comprehensive income			(2)		(9,856)		(23,022)		31,640

Total comprehensive income for the year		U.S.$	29	Ps.	435,969	Ps.	410,940	Ps.	546,109

Consolidated net income attributable to:
Controlling interest		U.S.$	31	Ps.	445,821	Ps.	433,955	Ps.	514,468
Non-controlling interest			—		4		7		1

		U.S.$	31	Ps.	445,825	Ps.	433,962	Ps.	514,469

Total comprehensive income attributable to:
Controlling interest		U.S.$	29	Ps.	435,967	Ps.	410,934	Ps.	546,110
Non-controlling interest			—		2		6		(1)

		U.S.$	29	Ps	435,969	Ps.	410,940	Ps.	546,109

The accompanying notes are an integral part of these consolidated financial statements.

ICA Fluor Daniel, S. de R. L. de C. V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

(Thousands of Mexican pesos except for share data) (Note 23)

		Contributed capital		Earned capital		Other items of comprehensive income
	Number of shares	Common stock		Retained earnings		Valuation of derivative financial instruments		Translation effect of foreign subsidiaries		Actuarial loss		Total controlling interest		Total non-controlling interest		Total stockholders’ equity
Balance as of January 1, 2012	2	Ps.	340,824	Ps.	676,720	Ps.	(54,814)	Ps.	—	Ps.	—	Ps.	962,730	Ps.	10	Ps.	962,740
Common stock increase (Note 23h)	—		49,000		—		—		—		—		49,000		—		49,000
Capital reimbursement (Note 23h)	—		(100,000)		—		—		—		—		(100,000)		—		(100,000)
Common stock increase (Note 23h)	—		50,000		—		—		—		—		50,000		—		50,000
Comprehensive income (loss)	—		—		514,468		70,189		(30)		(38,516)		546,111		(1)		546,110

Balance as of December 31, 2012	2		339,824		1,191,188		15,375		(30)		(38,516)		1,507,841		9		1,507,850
Dividends declared (Note 23g)	—		—		(950,000)		—		—		—		(950,000)		—		(950,000)
Common stock increase (Note 23f)	—		600,000		—		—		—		—		600,000		—		600,000
Comprehensive income (loss)	—		—		433,955		(14,728)		(230)		(8,063)		410,934		6		410,940

Balance as of December 31, 2013	2		939,824		675,143		647		(260)		(46,579)		1,568,775		15		1,568,790
Comprehensive income (loss)	—		—		445,821		(647)		9,917		(19,124)		435,967		2		435,969

Balance as of December 31, 2014	2	Ps.	939,824	Ps.	1,120,964	Ps.	—	Ps.	9,657	Ps.	(65,703)	Ps.	2,004,742	Ps.	17	Ps.	2,004,759

The accompanying notes are an integral part of these consolidated financial statements

ICA Fluor Daniel, S. de R. L. de C. V. y Subsidiaries

Consolidated Statements of Cash Flows

(Thousands of Mexican pesos)

	Millions of U.S. dollars (Convenience		Year ended December 31,
	Translation Note 2.c) December 31, 2014:		2014		2013		2012
Cash flows from operating activities:
Consolidated net income	U.S.$	30	Ps.	445,825	Ps.	433,962	Ps.	514,469
Adjustments for:
Income taxes		15		217,033		60,929		196,898
Effects of change in the value of cash and cash equivalents		(5)		(74,865)		(4,522)		7,744
Depreciation		7		110,248		106,923		82,877
Amortization		2		29,537		3,642		12,804
Gain on sale of fixed assets		—		(1,388)		(1,117)		(156)
Equity in results of non-consolidated joint ventures		1		7,724		(132,017)		(14,417)
Interest expense		2		35,532		27,779		13,414
Unrealized exchange loss (gain)		2		26,175		1,887		(5,213)

		54		795,821		497,466		808,420

Customers		(28)		(401,345)		(262,236)		(1,411,946)
Other receivable accounts		(8)		(106,335)		184,319		(39,796)
Inventories		1		160		(2,186)		29,146
Other current assets		(16)		(234,229)		60,910		217,191
Trade accounts payable		75		1,096,763		(648,588)		(399,879)
Due to related parties		(11)		(156,962)		(174,755)		268,798
Income taxes payments		(10)		(141,052)		(21,087)		(143,354)
Other payable accounts		25		370,011		(39,751)		522,657
Statutory employee profit sharing		3		32,255		(5,243)		(38,512)
Provisions		2		28,071		(87,282)		216,493
Advances from customers		67		977,872		(869)		(260,839)
Employee benefits		3		43,550		(16,641)		(17,800)
Derivative financial instruments		1		11,313		(4,668)		—

Net cash provided by (used in) operating activities		158		2,315,893		(520,611)		(249,421)

Cash flows from investing activities
Advances to subcontractors		(13)		(189,847)		—		—
Acquisitions of property, machinery and equipment acquisitions		(2)		(25,961)		(49,973)		(227,484)
Other assets acquisitions		(3)		(40,701)		(10,416)		(5,224)
Joint venture capital contribution		(1)		(4,828)		—		(864)
Proceeds from sale of property, machinery and equipment		1		1,759		1,357		420

Net cash used in investing activities		(18)		(259,578)		(59,032)		(233,152)

(Continued)

			Year ended December 31,
			2014		2013		2012
Cash flows from financing activities:
Issuance of common stock		—		—		600,000		99,000
Proceeds from debt		100		1,470,590		1,445,676		1,120,946
Payments of debt		(102)		(1,497,425)		(1,273,623)		(654,788)
Payments under leasing agreements		(3)		(42,848)		(46,101)		(43,160)
Interest paid		(3)		(30,989)		(24,144)		(9,947)
Interest paid for financial leasing		(1)		(3,975)		(3,520)		(3,214)
Capital reimbursement		—		—		—		(100,000)
Dividend paid		—		—		(950,000)		—

Net cash (used in) generated by financing activities		(9)		(104,647)		(251,712)		408,837

Increase (decrease) in cash and cash equivalents		131		1,951,668		(831,355)		(73,736)
Effect of exchange rate changes on cash and cash equivalents		6		74,865		4,522		(7,744)
Cash and cash equivalents at beginning of period		112		1,641,014		2,467,847		2,549,327

Cash and cash equivalents at the end of period	U.S.	$ 249	Ps.	3,667,547	Ps.	1,641,014	Ps.	2,467,847

(Concluded)

The accompanying notes are an integral part of these consolidated financial statements.

ICA Fluor Daniel, S. de R. L. de C. V. and Subsidiaries

Notes to consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(Thousands of Mexican pesos and thousands of American dollars, except as otherwise indicated)

1.	Activities

ICA Fluor Daniel, S. de R. L. de C. V. (“ICA FD” or together with its subsidiaries, the “Entity”) was incorporated on March 16, 1978 under Mexican laws on March 16, 1978 and is primarily engaged in all types of engineering activities, which include construction, procurement, engineering, and installation services related to all types of industrial facilities (civil, electromechanical and maritime), as well as project management services. Until December 2014, the Entity was a direct 51%-owned subsidiary of Constructoras ICA, S. A. de C. V., as a result of a contribution in shares of CICASA to Ingenieros Civiles Asociados, S.A. de C.V., this became the holder of the shares of the Company directly and continues to be an indirect subsidiary of Empresas ICA, S. A. B. de C. V. (“ICA”) and a direct 49%-owned subsidiary of Fluor Daniel México, S. A., which is a subsidiary of Fluor Inc., a U.S. entity. Its registered address is Dakota # 95, Colonia Nápoles, C.P. 03810 Benito Juárez, México, D. F.

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

Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2014 and for the year then ended have been translated into U.S. dollar amounts at exchange rate of Ps.14.7348 pesos per U.S. dollar, as published by Banco de Mexico, S.A. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

d.	Reporting currency

The Mexican peso, legal currency of the United Mexican States is the currency in which the consolidated financial statements are presented. Transactions in currencies other than the peso are recorded in accordance with established policies described in Note 3.b.

e.	Consolidated statements of income and other comprehensive income

The Entity chose to present the consolidated statements of income and other comprehensive income in a single statement, including separate lines for gross profit and operating income, in accordance with practices of the industry. Costs and expenses were classified according to their function.

f.	Basis of consolidation

The consolidated financial statements incorporate the financial statements of ICA FD and entities controlled by the Entity. Control is achieved when the Entity:

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

Consolidation of a subsidiary begins when the Entity obtains control over the subsidiary and ceases when the Entity loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of income and other comprehensive income from the date the Entity gains control until the date when the Entity ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Entity and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Entity and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

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

The financial statements of the companies that are included in the consolidation are prepared as of December 31 of each year.

All significant intercompany balances and transactions have been eliminated on consolidation.

Note 13 include the subsidiaries consolidated by the Entity as well as information related thereto.

Changes in the Entity’s ownership interests in subsidiaries

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

3.	Significant accounting policies

The consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. Preparation of financial statements under IFRS requires management of the Entity to make certain estimates and use assumptions to value certain of the items in the consolidated financial statements as well as their related disclosures required therein. The areas with a high degree of judgment and complexity or areas where assumptions and estimates are significant in the consolidated financial statements are described in Note 4. The estimates are based on information available at the time the estimates are made, as well as the best knowledge and judgment of management based on experience and current events. However, actual results could differ from those estimates. The Entity has implemented control procedures to ensure that its accounting policies are appropriate and are properly applied. Although actual results may differ from those estimates, the Entity’s management believes that the estimates and assumptions used were adequate under the circumstances.

The consolidation requirements, accounting policies and valuation methods used in preparing the consolidated financial statements as of and for the year ended December 31, 2014 are the same as those applied in the consolidated financial statements for 2013, except for the adoption of new standards and interpretations described in paragraph a) (i) included below, which are effective in 2014.

a.	Application of new and revised IFRS

i)	Effective January 1, 2014, the Entity adopted the following IFRS and interpretations in its consolidated financial statements:

–	Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities

–	Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

–	Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

–	Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting IFRIC 21 Levies

–	Amendments to IAS 19 Defined Benefit Plans: Employee Contributions (1)

–	Annual Improvements to IFRSs 2010-2012 Cycle (2)

–	Annual Improvements to IFRSs 2011-2013 Cycle (1)

1 Effective for annual periods beginning on or after July 1, 2014, with earlier application permitted.

2 Effective for annual periods beginning on or after July 1, 2014, with limited exceptions.

The impact of these new standards on the financial statements of the Entity is described as follows:

Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities

The Group has applied the amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities for the first time in the current year. The amendments to IFRS 10 define an investment entity and require a reporting entity that meets the definition of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

To qualify as an investment entity, a reporting entity is required to:

•	Obtain funds from one or more investors for the purpose of providing them with investment management services.

•	Commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and

•	Measure and evaluate performance of substantially all of its investments on a fair value basis.

Consequential amendments have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities

As the Entity is not an investment entity (assessed based on the criteria set out in IFRS 10 as of January 1, 2014), the application of the amendments has had no impact on the disclosure or the amounts recognized in the Entity’s consolidated financial statements.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

The Entity has applied the amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities for the first time in the current year. The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement.’

As the Entity has no financial assets and liabilities to offset, the application of the amendments has had no impact on the disclosures or in the amounts recognized in its consolidated financial statements.

Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

The Entity has applied the amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets for the first time in the current year. The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash-generating unit (CGU) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements applicable to when the recoverable amount of an asset or a CGU is measured at fair value less costs of disposal. These new disclosures include the fair value hierarchy, key assumptions and valuation techniques used which are in line with the disclosure required by IFRS 13 Fair Value Measurements.

The application of these amendments has had no material impact on the disclosures in the Entity’s consolidated financial statements.

Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting

The Entity has applied the amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting for the first time in the current year. The amendments to IAS 39 provide relief from the requirement to discontinue hedge accounting when a derivative designated as a hedging instrument is novated under certain circumstances. The amendments also clarify that any change to the fair value of the derivative designated as a hedging instrument arising from the novation should be included in the assessment and measurement of hedge effectiveness.

As the Entity does not have any derivatives that are subject to novation, the application of these amendments has had no impact on the disclosures or on the amounts recognized in the Entity’s consolidated financial statements.

IFRIC 21 Levies

The Group has applied IFRIC 21 Levies for the first time in the current year. IFRIC 21 addresses the issue as to when to recognize a liability to pay a levy imposed by a government. The Interpretation defines a levy, and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The Interpretation provides guidance on how different levy arrangements should be accounted for, in particular, it clarifies that neither economic compulsion nor the going concern basis of financial statements preparation implies that an entity has a present obligation to pay a levy that will be triggered by operating in a future period.

The application of this Interpretation has had no material impact on the disclosures or on the amounts recognized in the Entity’s consolidated financial statements.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

The amendments to IAS 19 clarify how an entity should account for contributions made by employees or third parties to defined benefit plans, based on whether those contributions are dependent on the number of years of service provided by the employee.

For contributions that are independent of the number of years of service, the entity may either recognize the contributions as a reduction in the service cost in the period in which the related service is rendered, or to attribute them to the employees’ periods of service using the projected unit credit method; whereas for contributions that are dependent on the number of years of service, the entity is required to attribute them to the employees’ periods of service.

The application of these amendments to IAS 19 did not have a significant impact on the Entity’s consolidated financial statements.

Annual Improvements to IFRSs 2010-2012 Cycle

The Annual Improvements to IFRSs 2010-2012 Cycle include a number of amendments to various IFRSs, which are summarized below.

The amendments to IFRS 2 (i) change the definitions of ‘vesting condition’ and ‘market condition’; and (ii) add definitions for ‘performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting condition’. The amendments to IFRS 2 are effective for share-based payment transactions for which the grant date is on or after July 1, 2014.

The amendments to IFRS 3 clarify that contingent consideration that is classified as an asset or a liability should be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value (other than measurement period adjustments) should be recognized in profit and loss. The amendments to IFRS 3 are effective for business combinations for which the acquisition date is on or after July 1, 2014.

The amendments to IFRS 8 (i) require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have ‘ similar economic characteristics’; and (ii) clarify that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker.

The amendments to the basis for conclusions of IFRS 13 clarify that the issue of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short- term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of discounting is immaterial. As the amendments do not contain any effective date, they are considered to be immediately effective.

The amendments to IAS 16 and IAS 38 remove perceived inconsistencies in the accounting for accumulated depreciation/amortization when an item of property, plant and equipment or an intangible asset is revalued. The amended standards clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses.

The amendments to IAS 24 clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. Consequently, the reporting entity should disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services. However, disclosure of the components of such compensation is not required.

The application of these amendments did not have a significant impact on the Entity’s consolidated financial statements.

Annual Improvements to IFRSs 2011-2013 Cycle

The Annual Improvements to IFRSs 2011-2013 Cycle include a number of amendments to various IFRSs, which are summarized below.

The amendments to IFRS 3 clarify that the standard does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself.

The amendments to IFRS 13 clarify that the scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis includes all contracts that are within the scope of, and accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32.

The amendments to IAS 40 clarify that IAS 40 and IFRS 3 are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether:

(a)	The property meets the definition of investment property in terms of IAS 40; and

(b)	The transaction meets the definition of a business combination under IFRS 3.

The application of these amendments did not have a significant impact on the Entity’s consolidated financial statements.

ii)	The Entity has not applied the following new and revised IFRSs that have been issued but that are not effective until January 1, 2015 or at a later date:

•	IFRS 9, “Financial Instruments” (“IFRS 9”) (3)

•	IFRS 15, “Revenue from Contracts with Customers”(2)

•	Amendments to IFRS 11, “Accounting for Acquisitions of Interests in Joint Operations”.(1)

•	Amendments to IAS 16 and IAS 38, “Clarification of Acceptable Methods of Depreciation and Amortization”.(1)

•	Amendments to IAS 27, Equity Method for Separate Financial Statements (1)

1 Effective for annual periods beginning on or after January 1 2016, with earlier application permitted.

2 Effective for annual periods beginning on or after January 1 2017, with earlier application permitted.

3 Effective for annual periods beginning on or after January 1 2018, with earlier application permitted.

IFRS 9 Financial Instruments

IFRS 9 issued in November 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition and in November 2013 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments.

Key requirements of IFRS 9:

All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in net income (loss).

With regard to the measurement of financial liabilities designated as of fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

The new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an ‘economic relationship’. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

The Entity’s management anticipates that the application of IFRS 9 in the future will not have a material impact on amounts reported in respect of the Entity’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until the Entity undertakes a detailed review.

IFRS 15 Revenue from Contracts with Customers

In May 2014, IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

•	Step 1: Identify the contract(s) with a customer

•	Step 2: Identify the performance obligations in the contract

•	Step 3: Determine the transaction price

•	Step 4: Allocate the transaction price to the performance obligations in the contract

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

The Entity’s management anticipates that the application of IFRS 15 in the future will not have a material impact on the amounts reported and disclosures made in the Entity’s consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until the Entity performs a detailed review.

Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations.

The amendments to IFRS 11 provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in IFRS 3 Business Combinations. Specifically, the amendments state that the relevant principles on accounting for business combinations in IFRS 3 and other standards (e.g. IAS 36 Impairment of Assets regarding impairment testing of a cash generating unit to which goodwill on acquisition of a joint operation has been allocated) should be applied. The same requirements should be applied to the formation of a joint operation if and only if an existing business is contributed to the joint operation by one of the parties that participate in the joint operation.

A joint operator is also required to disclose the relevant information required by IFRS 3 and other standards for business combinations.

Management of the Entity does not anticipate that the applicaton of these modifications to IFRS 11 will have a signficant impact on its consolidated financial information.

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization

The amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment. The amendments to IAS 38 introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in the following two limited circumstances:

a)	when the intangible asset is expressed as a measure of revenue; or

b)	when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated.

The amendments apply prospectively for annual periods beginning on or after January 1, 2016. Currently, the Entity uses the straight-line method for depreciation and amortization for its property, machinery and equipment. The Entity’s management believes that the straight-line method is the most appropriate method to reflect the consumption of economic benefits inherent in the respective assets and accordingly, does not anticipate that the application of these amendments to IAS 16 and IAS 38 will have a material impact on the Entity’s consolidated financial statements.

Amendments IAS 27

An option is added, such that when separate financial statements are prepared (legal entity basis), the equity method of accounting for investments can be used for valuation of subsidiaries, joint ventures and associates.

b.	Operations and transactions in foreign currency

Translation of financial statements of foreign operations

The individual financial statements of each subsidiary of the Entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). To consolidate the financial statements of foreign subsidiaries, their financial information is translated into Mexican pesos (the reporting currency), considering the following methodology:

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

In addition, in relation to a partial disposal of a subsidiary that includes a foreign operation that does not result in the Entity losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e. partial disposals of associates or joint arrangements that do not result in the Entity losing significant influence or joint control), the proportionate share of the accumulated exchange differences is reclassified to results.

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

c.	Cash and cash equivalents

Cash and cash equivalents consist mainly of bank deposits in checking accounts and short-term investments, highly liquid and easily convertible into cash, maturing within three months as of their acquisition date, which are subject to immaterial value change risks. Cash is stated at nominal value and cash equivalents are measured at fair value.

d.	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average cost method. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Reductions to the value of inventories are comprised of estimates representing the impairment of inventories.

e.	Property, machinery and equipment

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

Useful lives (years)
Buildings	40
Other construction	27
Machinery and operating equipment	2
Minor machinery	3
Vehicles	3
Furniture and equipment	10
Computers	3
Communication equipment	10
Leasehold improvements	Contract term

Financing costs incurred during the construction and installation of property, machinery and equipment are capitalized.

Residual values, useful lives and depreciation methods are reviewed at the end of each year and adjusted prospectively if applicable. If the depreciation method is changed, this is recognized in retrospectively.

The depreciation of property, machinery and equipment is recorded in results. Land is not depreciated.

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

Financial Leasing

In financial leasing where the Entity is the lessee, assets are initially recognized as assets of the Entity at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The liability to the lessor is included in the statement of financial position as long-term leasing arrangements.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Entity’s general policy for borrowing costs (see paragraph g).

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

h.	Investment in associates and joint ventures

An associated entity is an entity over which the Entity has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

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

Under the equity method, an investment in an associate or joint venture is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Entity’s share of the profit or loss and other comprehensive income of the associate or joint venture. When the Entity’s share of losses of an associate exceeds the Entity’s interest in that associate (which includes any long-term interests that, in substance, form part of the Entity’s net investment in the associate), the Entity discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Entity has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

Any excess of the cost of acquisition over the Entity’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate or joint venture recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Entity’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

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

Upon disposal of an associate or joint venture that results in the Entity losing significant influence over that associate or joint venture, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with IAS 39. The difference between the previous carrying amount of the associate or joint venture attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate or joint venture. In addition, the Entity accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate or joint venture would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Entity reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when it loses significant influence over that associate or joint venture.

When a group entity transacts with its associate or joint venture, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Entity’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Entity.

i.	Interest in joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

When a subsidiary of the Entity operates in the context of joint operations, the Entity as a joint operator recognizes in relation to its interest in a joint operation:

•	Its assets, including its share of any assets held jointly.

•	Its liabilities, including its share of any liabilities incurred jointly.

•	Its revenue from the sale of its share of the output arising from the joint operation.

•	Its share of the revenue from the sale of the output by the joint operation.

•	Its expenses, including its share of any expenses incurred jointly.

When a subsidiary of the Entity enters into transactions with a joint arrangement in which it is a joint operator (such as a sale or contribution of assets), the Entity is considered to be conducting the transaction with the other parties to the joint operation, and gains and losses resulting from the transactions are recognized in the Entity’s consolidated financial statements only to the extent of other parties’ interests in the joint operation.

When a subsidiary of the Entity enters into transactions with a joint operation in which an entity of the Entity is a joint operator (such as a purchase of assets), the Entity does not recognize its share of the gains and losses until it resells those assets to a third party.

j.	Other assets

Prepaid assets, included within other assets, mainly consist of costs related to uncompleted construction contracts, (mainly related to insurance and performance bonds) and software, which are recorded at historical cost and amortized over the estimated useful life of the asset, as applicable. Other assets also includes advances to subcontractors and suppliers as well as other prepaid expenses.

k.	Impairment of long-lived assets in use

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

l.	Financial instruments

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

Financial assets are classified into four categories, which in turn determine the form of recognition and valuation of financial assets: “Financial assets at fair value through profit or loss”, “investments held-to-maturity”, “financial assets available-for-sale” and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined by the administration of the Entity upon initial recognition. The Entity generally only has financial assets at fair value through profit or loss and loans and receivables.

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

Financial assets at fair value through results are recorded at fair value, recognizing in results any gain or loss arising from their measurement. The gain or loss recognized in results includes any dividend or interest earned from the financial asset and is recorded in interest expense or income in the consolidated statements income and other comprehensive income. Fair value is determined as described in Note 22.

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

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on measurement recognized in profit or loss. The net gain or loss recognized in results incorporates any interest paid on the financial liability and is included in the effects of valuation of derivative financial instruments line item in the statement income and other comprehensive income. Fair value is determined in the manner described in Note 22.

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

m.	Risk management policy

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

•	Special attention to the financial risk management, basically composed by interest rate, the exchange rate, liquidity and credit risks (see Note 22).

Risk management in the Entity is mainly preventive and oriented to the medium and long term, taking into consideration the most probable scenarios of evolution of the variables affecting each risk.

n.	Derivative financial instruments

The Entity underwrites a variety of financial instruments to manage its exposure to the risks of volatility in interest rates and exchange rates, including foreign currency forward contracts, interest rate swaps and interest rate swaps and foreign exchange (cross currency swaps) related to financing its construction projects. Note 19 includes a more detailed explanation of derivative financial instruments.

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

Hedge accounting

At the inception of the hedge relationship, the Entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Entity documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

When the related transaction fulfills all hedge accounting requirements, the derivative is designated as a hedging instrument when the contract is entered (either as a hedge of cash flow or hedge of foreign currencies or a fair value hedge). The decision to apply hedge accounting depends on economic or market conditions and economic expectations in the national or international markets. When the Entity contracts a derivative financial instrument for hedging purposes from an economic perspective but that instrument does not comply with all requirements established by IFRS to be considered as hedging instruments, gains or losses from such derivative financial instrument is applied to the results in the period in which it occurs.

The Entity’s policy not to enter into derivative financial instruments for speculative purposes, but certain instruments entered into by the Entity that do not qualify as hedging instruments are accounted for as trading instruments and the fluctuation in fair value is recognized in the financial results of the period in which they are measured.

Effectiveness tests of derivatives that qualify as hedging instruments from an accounting perspective are performed at least once every quarter and every month, if there is a significant change.

Note 22 include details of the fair values of derivative instruments used for hedging purposes.

Fair value hedges

The change in the fair value of the hedging instruments and the change in the hedged item attributable to the hedged risk are recognized in the line item in the statement of income and other comprehensive income relating to the hedged item.

Cash flow hedges

For cash flow hedges (including interest rate swaps and interest rate options) and exchange rate hedges designated as cash flow hedges and foreign currency instruments including foreign exchange, currency swaps foreign and foreign currency options, the effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The ineffective portion is recognized immediately in the financial results of the period.

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

Interruption of hedge accounting

Hedge accounting is discontinued when the Entity revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any accumulated gain or loss on the hedging instrument recognized in other comprehensive income remains there until the hedged item affects results. When a forecasted transaction is no longer expected to occur, the accumulated gain or loss is reclassified immediately to results.

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

o.	Provisions

Provisions are recognized when the Entity has a present obligation (legal or constructive) as a result of a past event, when it is probable that the Entity will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties associated with the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

The main provisions recognized by the Entity are for major maintenance, completion of construction and machinery leasing and related guarantees, and are classified as current or noncurrent based on the estimated time period to settle the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

p.	Income tax

Income tax expense represents the sum of the tax currently payable and deferred tax. The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of income and other comprehensive income because of items of income or expense that are taxable or deductible in periods different from when they are recognized in accounting profit or for items which are never taxable or deductible. Through December 31, 2013, the Business Flat Tax (“IETU”) was in effect, which was determined based on cash flows, considering the income received less the expenditures authorized by law. The income tax incurred was the higher of regular income tax (“ISR”) and IETU. IETU was eliminated as a result of the 2014 Tax Reform.

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

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Entity is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Entity expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

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

Assets and deferred tax liabilities are offset when a legal right to offset assets with liabilities exists and when they relate to income taxes relating to the same tax authorities and the Entity intends to liquidate its assets and liabilities on a net basis.

q.	Employee benefits

Retirement benefit costs and termination benefits

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

The Entity presents the first two components of defined benefit costs in profit or loss in the line item general expenses. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Entity’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

A liability for a termination benefit is recognized at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.

Short-term employee benefits

Certain subsidiaries are subject to statutory employee profit sharing (“PTU”) payment stemming from legal dispositions, which is recorded in the results of the year in which it is incurred and presented under general expenses in the consolidated statements of income and other comprehensive income (loss).

A liability is recognised for benefits accruing to employees in respect of wages and salaries, annual leave and sick leave in the period the related service is rendered at the undiscounted amount of the benefits expected to be paid in exchange for that service.

Liabilities recognized in connection with employee benefits in the short term are valued at the undiscounted amount of benefits expected to be paid in exchange for related services.

r.	Revenue recognition

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

Periodically, the Entity evaluates the reasonableness of the estimates used in determining the percentage of completion. Estimates of the costs of construction contracts are based on assumptions which may differ from the actual cost over the life of the project. The cost estimates are reviewed periodically, taking into account factors such as increases in the prices of materials, amount of work to be performed, inflation, exchange rate fluctuations, changes in contract specifications due to adverse conditions, provisions that are recorded in accordance with construction contracts throughout the duration of projects, including those relating to penalty clauses, completion and commissioning of the projects and the rejection of costs by customers, among others. If, as a result of this evaluation, there are modifications to the revenue or cost previously estimated, adjustments are made for the percentage of completion and if there are indications that the estimated costs to be incurred to completion of the project will exceed the expected revenue, a provision is recognized for estimated contract loss in the period in which it is determined. Revenues and estimated costs may be affected by future events. Any changes in these estimates may affect the results of the Entity.

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

In projects financed by the Entity in which the value of the contract includes revenues from work execution and financing, only borrowing costs directly related to the acquisition or construction of assets, less any yield obtained by the temporary investment of such funds and the foreign exchange loss to the extent it is an adjustment to interest costs, are attributed to contract costs. Borrowing costs that exceed estimates and are not contractually reimbursed by customers are not part of the contract costs. In these types of contracts, the collection of the contract amount from the client may take place at the end of the project. However, periodic progress reports are presented to and approved by the customer, which form the basis for the Entity to obtain where appropriate, financing for the project in question.

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

Under the terms of various contracts, revenue recognized is not necessarily related to the amounts billable to customers. Management periodically assesses the reasonableness of its receivables. In cases where there are indications of difficulty of their recovery, estimates for doubtful accounts are recognized through results of the year they are determined. The estimate is based on the best judgment of the management under the circumstances prevailing at the time of determination, modified by changes in circumstances.

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

Leasing revenues

The Entity’s policy for recognition of revenue from operating leases is described in subsection f) on this note (the Entity as lessor).

4.	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Entity’s accounting policies, which are described in Note 3, the Entity’s management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

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

•

Through December 31, 2012, for the determination of deferred taxes, the Entity prepared projections of future taxable income for period over which deferred taxes will reverse, in order to establish whether it expected to pay IETU or ISR in those years for purposes of determining the basis of the deferred income tax. The Entity noted that certain subsidiaries will only incur ISR, while others will only incur IETU; it had therefore recognized deferred taxes by using the basis applicable for each legal entity. As of January 1, 2014, IETU was eliminated, such that deferred income taxes are only recognized on an ISR basis.

•	Assessment of the existence of control in subsidiaries, joint control or significant influence over investments in joint ventures (see Notes 13 and 14).

•

The Entity’s defined benefit obligation is discounted at the rate set by reference to market yields at the end of the reporting period on government bonds. Significant judgment is required when setting the criteria for bonds to be included in the population from which the yield curve is derived (Note 28).

•

The Entity is subject to transactions or contingent events over which professional judgment is exercised in developing estimates of probability of occurrence of probable outflows associated with adverse outcomes. The factors considered in these estimates are the legal merits of the case, as substantiated by the opinion of the Entity’s legal advisors.

b)	Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

•

Estimates of total construction contract revenues, costs and profits, according to the accounting for percentage of completion; and the determination of the responsibilities of the Entity relating to certain contingencies, including the result of pending work to be executed or future litigation, arbitration or other dispute resolution procedures relating to claims on contracts (Note 4r).

•

In order to estimate doubtful accounts receivable, among other elements, the Entity considers the credit risk derived from the customer’s financial position and any significant collection delays based on the terms agreed in construction service agreements (Note 6).

•

The long-lived assets of the Entity correspond to property, machinery and equipment. The Entity reviews the estimated useful life and depreciation and amortization methods used for property, machinery and equipment at the end of each reporting period and the effect of any changes in estimates are recognized prospectively. Annually, to assess any evidence of impaired assets, the Entity prepares a value in use calculation assigned to each cash-generating unit, in the case of certain assets. The estimate of value in use requires the Entity to determine future cash flows to be derived from the cash generating units and an appropriate discount rate to calculate the present value. The Entity uses cash flow projections of revenue based on estimates of market conditions.

•

The Entity reviews the estimated useful lives and residual values of property, machinery and equipment at the end of each annual period. Based on the detailed analysis, Entity management makes modifications in the useful lives of certain property, machinery and equipment. The level of uncertainty associated with estimates of useful lives is related to changes in the market and use of assets because of production volumes and technological development.

•	Valuations for determining the recoverability of deferred tax assets and recoverable asset tax.

•

The Entity makes estimates to determine and recognize the provision for project completion, rental and maintenance of equipment, which is determined based on the degree of completion of projects and the hours of operation in the case of machinery (Note 17). To determine certain provisions, the Entity uses factors related to lead times for construction contracts and production volume, as well as hours of use for owned and leased machinery.

•

The Entity values and recognizes derivatives at fair value, regardless of the purpose for holding them. Its bases fair value on market prices for derivatives traded in recognized markets. If no active market exists, the derivative instrument is valued using the valuations of counterparties (valuation agents) verified by a price provider authorized by the National Registry of Securities (Registro Nacional de Valores). These valuations are based on methodologies recognized in the financial sector and are supported by sufficient and reliable information. Techniques and methods of valuation of derivative financial instruments are disclosed in Note 22.

Although these estimates were made based on the best information available at December 31, 2014, it is possible that events may take place in the future that will require their modification (increases or decreases) in subsequent years, which such modification would be made prospectively in the Entity’s consolidated financial statements.

5.	Cash and cash equivalents

Cash and cash equivalents at each period end as shown in the statement of financial position, are composed as follows:

	December 31,
	2014		2013
Cash	Ps.	77,888	Ps.	109,069
Cash equivalents:
Bank paper		695,196		224,859
Commercial paper		922,735		1,307,086
Government securities		1,971,728		—

Total cash and cash equivalents	Ps.	3,667,547	Ps.	1,641,014

6.	Customers

a.	At December 31, 2014 and 2013, the balance of customers is as follows:

	December 31,
	2014		2013
Billings on contract	Ps.	1,296,935	Ps.	597,307
Allowance for doubtful accounts		(3,937)		(3,937)
Retained billings on contracts		24,304		47,552
Advanced payments received on contracts (1)		(899,425)		(103,508)

		417,877		537,414
Cost and estimated earnings in excess of billings on uncompleted contracts		4,458,320		3,937,438

Total customers	Ps.	4,876,197	Ps.	4,474,852

(1)	Advance payments on work performed are applied against the receivable certificates as work on those projects is carried out.

Customers receivables are measured at amortized cost.

Entity’s management considers that the carrying amount of accounts receivable represents its fair value. There is no interest charged on short-term accounts receivable from customers.

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

The management of accounts receivable and the determination of the need for a reserve are carried out level by each construction project that forms part of the consolidated financial statements, as each project has more thorough knowledge of the financial situation and relationship with each of its customers. However, in each of the lines of business, certain guidelines exist regarding specific characteristics that each customer must possess depending on the nature of the line of business. Generally, receivables from governmental entities do not possess recoverability issues.

Regarding the contracts of the private sector, a maximum level of risk is assigned and collection conditions and terms are established based on the credit profile of the customer at the beginning of the customer relationship based on the magnitude of the specific project. For foreign private clients, the Entity’s policy is to generally require payments in advance at the start of the project and routine collections on a short-term basis to allow positive working capital management.

With respect to public contracts (mainly Pemex), the contracting entities define the payment through their established contract models, which provide for the payment of monthly amounts as well as payment in advance at the beginning of each of the periods during which the project will be executed.

b.	Aging of customers not reserved

	December 31,
	2014		2013
Aged up to 120 days	Ps.	317,544	Ps.	345,156
Aged 120 to 360 days		1,523,089		1,853,335
Aged more than 360 days		237,064		132,100

Total	Ps.	2,077,697	Ps.	2,330,591

Average age (days)		224		215

c.	Changes in allowance for doubtful accounts:

	December 31,
	2014		2013		2012
Beginning balance	Ps	3,937	Ps.	—	Ps.	—
Increase of the period		—		3,937		—

Ending balance	Ps.	3,937	Ps.	3,937	Ps.	—

d.	Cost and estimated earnings in excess of billings on uncompleted contracts is as follows:

	December 31, 2014
	Costs incurred on uncompleted contracts		Estimated earnings		Total		Less: Billings to date		Cost and estimated earnings in excess of billings on uncompleted contracts
Public sector	Ps.	25,754,730	Ps.	1,303,755	Ps.	27,058,485	Ps.	23,360,137	Ps.	3,698,348
Private sector		7,583,573		1,581,566		9.165,139		8,405,167		759,972

Total	Ps.	33,338,303	Ps.	2,885,321	Ps.	36,223,624	Ps.	31,765,304	Ps.	4,458,320

	December 31, 2013
	Costs incurred on uncompleted contracts		Estimated earnings		Total		Less: Billings to date		Cost and estimated earnings in excess of billings on uncompleted contracts
Public sector	Ps.	26,619,113	Ps.	1,730,129	Ps.	28,349,242	Ps.	24,496,668	Ps.	3,852,574
Private sector		263,132		34,671		297,803		212,939		84,864

Total	Ps.	26,882,245	Ps.	1,764,800	Ps.	28,647,045	Ps.	24,709,607	Ps.	3,937,438

7.	Construction backlog

a.	Backlog includes the entire contract amount only for contracts in which the Entity has control over the project. The Entity considers that it controls a project when it has a controlling interest and it is the project leader. When control is shared, the amount included in backlog represents the Entity’s participation in the equity of the associate. A reconciliation of backlog representing executed construction contracts at December 31, 2014 and 2013 is as follows:

Balance at January 1, 2013	Ps.	9,655,475
New contracts and changes in 2013		10,425,051
Less: construction revenue 2013		10,114,624

Balance at December 31, 2013		9,965,902
New contract and changes in 2014		40,214,275
Less: construction revenue 2014		12,208,688

Balance at December 31, 2014	Ps.	37,971,489

b.	When the control is shared, backlog incorporates the portion of the contract belonging to the Entity, as follows:

	Total in thousands of US dollars
Balance at January 1, 2013	U.S.$	544,113
New contracts and changes in 2013		—
Less: construction revenue 2013		307,435

Balance at December 31, 2013		236,678
New contracts and changes in 2014		100,553
Less: construction revenue 2014		258,472

Balance at December 31, 2014	U.S. $	78,759

8.	Other receivables

Other receivables are as follows:

	December 31,
	2014		2013
Recoverable income tax (excess tax prepayments)	Ps.	766	Ps.	6,053
Recoverable value-added tax		18,409		24,343
Sundry debtors		180,924		72,519
Guarantee deposits (1)		24,483		20,619

	Ps.	224,582	Ps.	123,534

(1)	At December 31, 2014 and 2013, corresponds to deposits for offices and campsite leases.

9.	Inventories

Inventories consist of the following:

	December 31,
	2014		2013
Materials and spare parts	Ps.	5,815	Ps.	5,975

Total inventories, net	Ps.	5,815	Ps.	5,975

(1)	At December 31, 2014 and 2013 there is no reserve of inventories.

10.	Other current assets

Other current assets consist of the following:

	December 31,
	2014		2013
Advances to subcontractors	Ps.	258,862	Ps.	68,915
Advances to suppliers		94,018		28,888
Insurance and bonds paid in advance		199,975		30,976

	Ps.	552,855	Ps.	128,779

11.	Property, machinery and equipment

Property, machinery and equipment consist of the following:

	December 31,
	2014		2013
Buildings	Ps.	53,324	Ps.	53,324
Other construction		106,987		106,987
Machinery and operating equipment		33,528		33,528
Vehicles		63,605		48,327
Furniture and equipment		69,146		68,751
Computers		5,240		4,516
Communication equipment		1,203		1,235
Leasehold improvements		207,082		206,269

		540,115		522,937
Accumulated depreciation and amortization		(209,904)		(155,069)

		330,211		367,868
Land		156,829		156,829

Sub-total	Ps.	487,040	Ps.	524,697

Equipment under capital leases are as follows:

Vehicles	Ps.	17,034	Ps.	16,444
Computers		105,884		99,986
Communication equipment		17,266		17,684

		140,184		134,114
Accumulated depreciation		(80,447)		(64,730)

Sub-total		59,737		69,384

Total	Ps.	546,777	Ps.	594,081

Carrying amount	Land		Buildings, other constructions and improvements		Machinery major and minor		Vehicles		Computer and communication equipment		Furniture and equipment		Equipment under lease		Total
Balances at January 1, 2013	Ps.	156,829	Ps.	343,431	Ps.	23,174	Ps.	37,824	Ps.	4,344	Ps.	72,175	Ps.	125,938	Ps.	763,715
Additions		—		23,149		10,589		13,332		1,541		1,362		45,410		95,383
Disposals		—		—		(235)		(2,457)		(40)		(237)		(37,234)		(40,203)
Transfers		—		—		—		(372)		(94)		(4,549)		—		(5,015)

Balances at December 31, 2013		156,829		366,580		33,528		48,327		5,751		68,751		134,114		813,880
Additions		—		813		—		23,460		1,293		395		37,489		63,450
Disposals		—		—		—		(1,617)		(206)		—		(31,419)		(33,242)
Transfers		—		—		—		(6,565)		(395)		—		—		(6,960)

Balances at December 31, 2014	Ps.	156,829	Ps.	367,393	Ps.	33,528	Ps.	63,605	Ps.	6,443	Ps.	69,146	Ps.	140,184	Ps.	837,128

Accumulated depreciation	Land		Buildings, other constructions and improvements		Machinery major and minor		Vehicles		Computer and communication equipment		Furniture and equipment		Equipment under lease		Total
Balances as of January 1, 2013	Ps.	—	Ps.	58,471	Ps.	7,492	Ps.	20,071	Ps.	1,805	Ps.	14,605	Ps.	55,410	Ps.	157,854
Depreciation expense		—		33,720		7,943		10,513		1,287		6,906		46,554		106,923
Disposals		—		—		(112)		(2,342)		(40)		(235)		(37,234)		(39,963)
Transfers		—		—		—		(372)		(94)		(4,549)		—		(5,015)

Balances at December 31, 2013		—		92,191		15,323		27,870		2,958		16,727		64,730		219,799
Depreciation expense		—		33,999		9,137		11,502		1,563		7,047		47,000		110,248
Disposals		—		—		—		(1,269)		(184)		—		(31,283)		(32,736)
Transfers		—		—		—		(6,565)		(395)		—		—		(6,960)

Balances at December 31, 2014	Ps.	—	Ps.	126,190	Ps.	24,460	Ps.	31,538	Ps.	3,942	Ps.	23,774	Ps.	80,447	Ps.	290,351

Depreciation expense for 2012 was Ps. 82,877.

Note 18 includes information on financial and operating leases.

12.	Other assets

Other assets are comprised of the following:

	December 31,
	2014		2013
Cost related to uncompleted construction contracts	Ps.	77,007	Ps.	36,726
Software		42,634		42,214
Accumulated amortization		(77,916)		(48,379)

	Ps.	41,725	Ps.	30,561

Movements in other assets in the statements of financial position as of December 31, 2014 and 2013 were as follows:

	Cost related to uncompleted construction contracts		Software		Total
Balances as of January 1, 2013	Ps.	36,530	Ps.	35,282	Ps.	71,812
Additions		196		10,220		10,416
Transfers		—		(3,288)		(3,288)

Balances as of December 31, 2013		36,726		42,214		78,940
Additions		40,281		420		40,701

Balances as of December 31, 2014	Ps.	77,007	Ps.	42,634	Ps.	119,641

Accumulated amortization	Cost related to uncompleted construction contracts		Software		Total
Balances as of January 1, 2013	Ps.	36,530	Ps.	11,495	Ps.	48,025
Amortization		137		3,505		3,642
Transfers		—		(3,288)		(3,288)

Balances as of December 31, 2013		36,667		11,712		48,379
Amortization		23,742		5,795		29,537

Balances as of December 31, 2014	Ps.	60,409	Ps.	17,507	Ps.	77,916

Amortization expense was Ps. 27,606 for 2012.

13.	Composition of the Entity

Information about the Entity’s composition at the end of the reporting period is as follows:

	Place of incorporation and operation		Direct and indirect interest
			December 31,
Name of the entity		Activity	2014	2013
Industria del Hierro, S. A. de C. V. (IH)	Mexico	Construction services	99.99%	99.99%
IFD Servicios de Ingeniería, S. A. de C. V. (IFD SI)	Mexico	Engineering services	99.97%	99.97%
ICA Fluor Servicios Gerenciales, S. A. de C. V. (ICAF SG)	Mexico	Consulting service	99.99%	99.99%
ICA Fluor Operaciones, S. A. de C. V. (ICA FO)	Mexico	Consulting service	99.99%	99.99%

	Place of incorporation and operation		Direct and indirect interest
			December 31,
Name of the entity		Activity	2014	2013
ICA Fluor Servicios Operativos, S. A. de C. V. (ICA FSO)	Mexico	Consulting service	99.99%	99.99%
ICA Fluor Petroquímica , S. A. de C. V. (IFP)	Mexico	Petrochemical industry	99.99%	99.99%
Etileno Contractors , S. de R. L. de C. V. (EC)	Mexico	Construction services	99.99%	99.99%

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

14.	Joint ventures

The investment of the Entity in joint ventures is as follows:

Name of joint venture	Principal activity	Place of incorporation and principal place of	Proportion of ownership interest and voting rights held by the Entity December 31,		Balance of the investment December 31,
		business	2014	2013	2014		2013
Desarrolladora de Etileno, S. de R. L. de C.V (DE)	Consulting	Mexico	20%	20%	Ps.	4,465	Ps.	10
Ethylene XXI Contractors, S. A. P. I. de C. V. (EC SAPI)	Construction services	Mexico	20%	20%		48,590		25,172
Etileno XXI Services, B. V. (E XXI)(1)	Technical, finance and management services	Netherlands	20%	20%		101,004		121,856

					Ps.	154,059	Ps.	147,038

(1)	Amounts of the entity “Etileno XXI Services, B.V.” are translated to Mexican pesos according to IFRS, as the entity’s functional and recording currency are U.S. dollars. Translation effects are included in other comprehensive income.

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

The amounts of statement of financial position:

	December 31, 2014
	Desarrolladora de Etileno, S. de R. L. de C.V. (DE)		Ethylene XXI Contractors, S. A. P. I. de C. V.		Etileno XXI Services, B. V. (1)
Current assets	Ps.	292,015	Ps.	3,834,099	Ps.	2,093,962
Non-current assets		2,170		1,217		309
Current liabilities		(271,858)		(3,478,594)		(1,475,998)
Non-current liabilities		—		(113,771)		(113,255)

The amounts of assets and liabilities include the following:

	December 31, 2014
	Desarrolladora de Etileno, S. de R. L. de C.V. (DE)		Ethylene XXI Contractors, S. A. P. I. de C. V.		Etileno XXI Services, B. V. (1)
Cash and cash equivalents	Ps.	3,024	Ps.	922	Ps.	1,496,657
Currents financial liabilities (excluding suppliers and other liabilities)		—		—		—
Non-current financial liabilities (excluding suppliers and other liabilities)		—		—		—

	December 31, 2013
	Desarrolladora de Etileno, S. de R. L. de C.V. (DE)		Ethylene XXI Contractors, S. A. P. I. de C. V.		Etileno XXI Services, B. V. (1)
Current assets	Ps.	50	Ps.	1,951,716	Ps.	3,532,775
Non-current assets		—		18		373
Current liabilities		—		(1,825,873)		(2,745,316)
Non-current liabilities		—		—		(178,551)

The amounts of assets and liabilities include de following:

December 31, 2013
	Desarrolladora de Etileno, S. de R. L. de C.V. (DE)		Ethylene XXI Contractors, S. A. P. I. de C. V.		Etileno XXI Services, B. V. (1)
Cash and cash equivalents	Ps.	50	Ps.	495	Ps.	2,684,850
Currents financial liabilities (excluding suppliers and other liabilities)		—		—		—
Non-current financial liabilities (excluding suppliers and other liabilities)		—		—		—

The amounts of statements of income and other comprehensive income (loss):

	December 31, 2014
	Desarrolladora de Etileno, S. de R. L. de C.V. (DE)		Ethylene XXI Contractors, S. A. P. I. de C. V.		Etileno XXI Services, B. V. (1)
Revenue	Ps.	2,663,306	Ps.	13,491,812	Ps.	3,695,328
Cost and expenses		2,606,714		13,298,403		3,927,038
Profit of the year		22,277		92,952		(153,849)
Total other comprehensive income for the year		22,277		92,952		(104,263)

Net income included in the previous paragraph, for the year as of December 31, 2014, includes the following:

	December 31, 2014
	Desarrolladora de Etileno, S. de R. L. de C.V. (DE)		Ethylene XXI Contractors, S. A. P. I. de C. V.		Etileno XXI Services, B. V. (1)
Depreciation and amortization	Ps.	—	Ps.	—	Ps.	—
Interest income		2,752		15,538		2,761
Interest expenses		18		882		—
Income tax		37,399		52,016		(65,935)

	December 31, 2013
	Desarrolladora de Etileno, S. de R. L. de C.V. (DE)		Ethylene XXI Contractors, S. A. P. I. de C. V.		Etileno XXI Services, B. V. (1)
Revenue	Ps.	—	Ps.	9,551,795	Ps.	10,060,899
Cost and expenses		—		9,342,713		9,301,780
Profit of the year		—		125,726		534,360
Total comprehensive income for the year		—		125,726		533,210

Net income included in the table above, for the year ended on December 31, 2013, includes the following items:

Depreciation and amortization	Ps.	—	Ps.	—	Ps.	—
Interest income		—		12,249		12
Interest expenses		—		142		—
Income tax		—		74,627		229,012

	December 31, 2012
	Desarrolladora de Etileno, S. de R. L. de C.V. (DE)		Ethylene XXI Contractors, S. A. P. I. de C. V.		Etileno XXI Services, B. V. (1)
Revenue	U.S.$	—	U.S.$	—	U.S.$	1,455,452
Cost and expenses		—		—		1,353,006
Profit of the year		—		34		72,051
Total comprehensive income for the year		—		34		71,903
Depreciation and amortization	U.S.$	—	U.S.$	—	U.S.$	—
Interest income		—		34		—
Interest expenses		—		—		12
Income tax		—		—		30,879

Reconciliation of condensed financial information presented above, with carrying amounts of the interest recognized in the financial statements:

	December 31, 2014
	Desarrolladora de Etileno, S. de R. L. de C.V. (DE)		Ethylene XXI Contractors, S. A. P. I. de C. V.		Etileno XXI Services, B. V. (1)
Net assets of the joint ventures	Ps.	22,327	Ps.	242,951	Ps.	505,018
Proportion of the Entity’s ownership interest		20%		20%		20%
Carrying amount of entity’s interest in the joint ventures		4,465		48,590		101,004

	December 31, 2013
	Desarrolladora de Etileno, S. de R. L. de C.V. (DE)		Ethylene XXI Contractors, S. A. P. I. de C. V.		Etileno XXI Services, B. V. (1)
Net assets of the joint ventures	Ps.	50	Ps.	125,860	Ps.	609,281
Proportion of the Entity’s ownership interest		20%		20%		20%
Carrying amount of entity’s interest in the joint ventures		10		25,172		121,856

	December 31, 2012
	Desarrolladora de Etileno, S. de R. L. de C.V. (DE)		Ethylene XXI Contractors, S. A. P. I. de C. V.		Etileno XXI Services, B. V. (1)
Net assets of the joint ventures		$50		$134		$76,071
Proportion of the Entity’s ownership interest		20%		20%		20%
Carrying amount of entity’s interest in the joint ventures		10		27		15,214

15.	Notes payable

Notes payable consist of the following:

Notes payable in Mexican pesos and U.S. dollars:

December 31, 2014	December 31, 2013

Unsecured line of credit that was renewed during 2014 with HSBC Mexico for working capital up to a total amount of Ps. 556,000 with dispositions in Mexican pesos and U.S. dollars, maturing as of December 31, 2014. As of December 31, 2014 and 2013 dispositions were as follows, respectively: Ps. 444,575 and U.S. $31,041 and Ps. 168,450 and U.S. $11,150. At the same time payments were made for Ps. 285,572 and U.S. $27,932 and Ps. 208,408 and U.S. $13,650 as of December 31, 2014 and 2013; accordingly, the balances plus accrued interest at the respective closes are Ps. 209,412 and U.S. $3,111 and Ps. 50,007 and U.S. $0, respectively. Reference interest rate as of December 31, 2014 in Mexican pesos is the 28 day Interbank Equilibrium Interest Rate (TIIE) plus a margin of 1.50 percentage points, and in U.S. dollars it is the one month London InterBank Offered Rate (LIBOR) plus a margin of 2.50 percentage points. For the close as of December 31, 2013, the reference interest rate is the 28 day TIIE rate plus a margin of 2.0 percentage points and in U.S. dollars it is the one month LIBOR rate plus a margin of 2.50 percentage points.

$255,261	$50,007

	December 31, 2014	December 31, 2013

Unsecured credit line that was renewed during 2014 with J.P. Morgan for working capital up to a total amount of Ps. 74,000 and U.S. $11,000, maturing as of March 2015. As of December 31, 2014 and 2013, the following dispositions were made, respectively: Ps 42,420 and U.S. $6,700, Ps. 42,420 and U.S. $11,052; at the same time payments were made for Ps. 116,407 and U.S. $9,139, Ps. 104,169 and U.S. $19,176. The balances plus interest accrued at the close of 2014 and 2013, respectively, are Ps. 0 and U.S. $0, Ps. 74,047 and U.S. $2,441. The reference interest rate in Mexican pesos is the linear interpolation (based on the term of each promissory note) of the 28 day TIIE rate plus a margin of 2.20 percentage points, and in US dollars it is the LIBOR rate plus a margin of 2.20 percentage points for both years.

	—	105,942

Unsecured credit line that was renewed during 2014 with Banco Nacional de México for working capital up to a total amount of U.S. $60,000 with dispositions in Mexican pesos and U.S. dollars. This line is available up to December 31, 2014. As of December 31, 2014 and 2013, the following dispositions were made, respectively: Ps. 237,400 and U.S. $11,800, Ps. 317,345 and U.S. $42,210; at the same time, payments were made for Ps. 189,496 and U.S. $29,593, Ps. 139,335 and Ps. 31,617 for the aforementioned years. Therefore, the balances plus accrued interest as of December 31, 2014 and 2013 are Ps. 292,833 and U.S. $600, Ps. 244,683 and U.S. $18,397, respectively. The reference interest rate in Mexican pesos is the 28 day TIIE rate plus a margin of 1.00 percentage points and in US dollars it is the one-month LIBOR rate plus a margin of 1.35 percentage points.

	301,678	485,041
Unsecured credit line that was allocated during the year 2014 with Banco Mercantil del Norte for working capital up to a total amount of Ps. 300,000 with dispositions in Mexican pesos; this line is available until July 2015. As of December 31, 2014, dispositions had been made for Ps. 93,750; at the same time, payments were made for Ps. 12,388 in the aforementioned year. Therefore, the balance plus accrued interest as of December 31, 2014 is Ps. 81,374. The reference interest rate in Mexican pesos is the 28 day TIIE rate plus a margin of 2.00 percentage points.	81,374	—

Total	$638,313	$640,990

Obligations for financing with Banorte

1.	Delivery of financial statements, within 180 calendar days after the year end close in the case of audited financial statements and 45 calendar days after each quarterly close for internal purposes

2.	Maintain insurance

3.	Business maintenance and preservation of corporate existence.

4.	Maintain accounting records in accordance with accounting principles generally accepted in Mexico.

Covenants for financing with Banorte

1.	Prohibited to modify conditions already agreed upon with creditors related to guarantees, such that those modifications result in more onerous obligations.

2.	Prohibited to carry out mergers, demergers, dissolutions or liquidations.

3.	No decreases to stockholders’ equity from their 2014 levels, unless required by application of accounting standards.

In the case of financing with HSBC and Banco Nacional de Mexico, credit lines have no established obligations and covenants.

16.	Other payable accounts and accrued liabilities

Other payable accounts consist of the following:

	December 31,
	2014		2013
Subcontracts	Ps.	879,425	Ps.	675,830
Current capital lease obligations (Note 18)		40,291		37,769
Other lessors		8,907		—
Contractual and union fees		14,253		10,063
Salaries and wages, bonuses, vacations and premium vacations payable		240,199		230,262
Closing of contracts		39,867		27,929
Accrued expenses		556,583		489,036
Taxes, except income tax		292,892		228,995
Other notes payable		—		31

	Ps.	2,072,417	Ps.	1,699,915

17.	Provisions

The Entity recognizes provisions for those present obligations that result from a past event, which upon the expiration of the obligation, it is probable the Entity will incur an outflow of economic resources in order to settle the obligation. Provisions are recognized as accrued at an amount that represents the best estimate of the present value of future disbursements required to settle the obligation, at date of the accompanying consolidated financial statements.

At December 31, 2014 and 2013 the principal provisions are as follows:

	January 1, 2014		Additions		Reversals		Provision used		December 31, 2014
Current:
Cost expected to be incurred at the end of the project	Ps.	65,432	Ps.	2,932	Ps.	(12,948)	Ps.	—	Ps.	55,416
Estimated contract loss		27,785		1,953		(20,682)		—		9,056
Claims		33,270		2,000		(4,540)		(80)		30,650
Warranty reserves		28,307		44,447		—		(4,819)		67,935
Contingency reserves for construction projects and others		411,047		113,472		(125,000)		—		399,519

	Ps.	565,841	Ps.	164,804	Ps.	(163,170)	Ps.	(4,899)	Ps.	562,576

Long term:
Warranty reserves	Ps.	115,777	Ps.	31,367	Ps.	—	Ps.	—	Ps.	147,144

	January 1, 2013		Additions		Reversals		Provision used		December 31, 2013
Current:
Cost expected to be incurred at the end of the project	Ps.	55,341	Ps.	10,091	Ps.	—	Ps.	—	Ps.	65,432
Estimated contract loss		—		27,785		—		—		27,785
Claims		19,407		18,248		(4,000)		(385)		33,270
Warranty reserves		20,342		8,816		—		(851)		28,307
Contingency reserves for construction projects and others		604,300		132,605		(70,988)		(254,870)		411,047

	Ps.	699,390	Ps.	197,545	Ps.	(74,988)	Ps.	(256,106)	Ps.	565,841

Long-term:
Warranty reserves	Ps.	69,510	Ps.	47,863	Ps.	—	Ps.	(1,596)	Ps.	115,777

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

18.	Leases

Financial leases

	December 31,
	2014		2013
Lease payable, short term (Note 16)	Ps.	40,291	Ps.	37,769
Lease payable, long term		26,041		31,473

	Ps.	66,332	Ps.	69,242

	Minimum lease payments				Present value of minimum lease payment
	December 31,				December 31,
	2014		2013		2014		2013
Less than one year	Ps.	43,525	Ps.	40,933	Ps.	40,291	Ps.	37,769
Greater than one year, less than five years		28,323		34,816		26,041		31,473

		71,848		75,749		66,332		69,242
Less future finance charges		(5,516)		(6,507)		—		—

Present value of minimum lease payments	Ps.	66,332	Ps.	69,242	Ps.	66,332	Ps.	69,242

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

Operating leases are related to machinery and equipment with different lease terms, which range from 5 to 10 years. All operating lease contracts with terms greater than 5 years, contain a clause that stipulates a rental rate review at least every 5 years. The Entity does not have an option to purchase the leased assets end of the lease term.

Payments recognized as cost and expense:

	Year ended December 31,
	2014		2013		2012
Costs and leasing expenses	Ps.	412,443	Ps.	307,597	Ps.	291,679

Operating lease commitments:

	December 31,
	2014		2013		2012
Term	Buildings		Buildings		Buildings
Less than one year	Ps.	73,518	Ps.	65,743	Ps.	54,312
Greater than 1 year and less than 5 years		214,978		218,480		239,607
Greater than 5 years		108,078		143,835		187,273

	Ps.	396,574	Ps.	428,058	Ps.	481,192

b.	Revenues from operating leases

The leases entered into by the Entity contain monthly rental payments that generally increase each year based on the INPC. At December 31, 2014, 2013 and 2012 committed future rents are as follows:

	Year ended December
Term	2014		2013		2012
Less than a year	Ps.	3,897	Ps.	9,428	Ps.	7,437
Greater than 1 year and less than 5 years		—		6,914		14,525

Total	Ps.	3,897	Ps.	16,342	Ps.	21,962

The amount charged to income for operating leases for the years ended December 31, 2014, 2013 and 2012, amounted to Ps. 8,226, Ps. 8,698 and Ps. 3,107, respectively.

19.	Derivative financial instruments—Currency Forwards

Certain of the Entity’s construction contracts are denominated in U.S. dollars, while the related construction costs incurred are in Mexican pesos. In order to mitigate the risk of changes in the exchange rate of the U.S. dollar against the Mexican peso, forward currency contracts were entered into through which the exchange rate in which U.S. dollars will be received is fixed.

The risk of changes in the exchange rate to which the Entity is exposed because its monetary position different to its functional currency is mitigated by contracting currency forwards through which the exchange results are compensated.

The forwards are “over the counter” entered into with financial institutions and designated as cash flow hedging instruments for a forecasted transaction (future revenue receivable in U.S. dollars) for which fluctuations in fair value are recognized in other comprehensive income in equity.

As of December 31, 2014 and 2013, the characteristics of current forward contracts are shown below:

				December 31, 2014
		Date of		Notional amount in		Fair value in
Derivative instrument	Type	Engagement	Maturity	American dollars		thousands of Mexican pesos
Forwards	Plain Vanilla	08/09/2014	16/01/2015	U.S. $	4,297	Ps.	(6,755)
Forwards	Plain Vanilla	11/12/2014	12/01/2015		(70,830)		1,603
Forwards	Plain Vanilla	11/12/2014	12/01/2015		(8,808)		(191)
Forwards	Plain Vanilla	15/12/2014	12/01/2015		(3,133)		(170)
Forwards	Plain Vanilla	16/12/2014	12/01/2015		(381)		1
Forwards	Plain Vanilla	16/12/2014	12/01/2015		(1,000)		(11)
Forwards	Plain Vanilla	18/12/2014	12/01/2015		7,868		(1,147)
Forwards	Plain Vanilla	19/12/2014	12/01/2015		(3,783)		387
Forwards	Plain Vanilla	22/12/2014	12/01/2015		(1,018)		53
Forwards	Plain Vanilla	23/12/2014	12/01/2015		(7,331)		46
Forwards	Plain Vanilla	29/12/2014	12/01/2015		(754)		4
Forwards	Plain Vanilla	30/12/2014	12/01/2015		25,401		(465)

Amount recognized in results (representing the portion of the forecasted transaction that has been recognized in results)				U.S. $	(59,472)	Ps.	(6,645)

				December 31, 2013
		Date of		Notional amount in		Fair value in
Derivative instrument	Type	Engagement	Maturity	American dollars		thousands of Mexican pesos
Forwards	Plain Vanilla	20/06/2013	09/01/2014	U.S. $	1,000	Ps.	471
Forwards	Plain Vanilla	22/08/2013	16/01/2014		1,000		196
Forwards	Plain Vanilla	23/08/2013	23/01/2014		1,000		86
Forwards	Plain Vanilla	03/12/2013	03/01/2014		1,000		172
Forwards	Plain Vanilla	09/12/2013	13/01/2014		(24,082)		4,376
Forwards	Plain Vanilla	18/12/2013	13/01/2014		(2,183)		292

				U.S. $	(22,265)		5,593

Amount recognized in results (representing the portion of the forecasted transaction that has been recognized in results							4,668

Recognized in other comprehensive income item						Ps.	925

At December 31, 2014 and 2013, the fair value of forwards resulted in a liability and an asset of Ps. 6,645 and Ps. 5,593, respectively. The effective portion of the hedge is recognized within comprehensive income within stockholders’ equity and in the income statement when the hedged item is recognized for accounting purposes. The operations yielded no ineffectiveness.

During the year ended December 31, 2014, 2013 and 2012, the Entity recognized a gain of Ps. 63,981 and losses of Ps. 57650 and Ps. 20,992, respectively, which were recorded in financial cost for cash flow hedges that were settled in the year.

As of April 17, 2015, fair value of these instruments has not significantly changed.

Sensitivity analysis

A sensitivity analysis was performed considering the following interest rate scenarios: +100 basis points, +50 basis points, +25 basis points, -25 basis points, -50 basis points -100 basis points. This analysis reflects the potential gain or loss of each derivative financial instrument depending on the position that it was in at the end of December 2014, providing an overall effect on the portfolio of instruments that the Entity maintains, with the intent of reflecting static scenarios that may or may not occur.

	Fair value in December 2014	+100 pb / +100 cents	+50 pb / +50 cents	+25 pb / +25 cents	-25 pb / -25 cents	-50 pb / -50 cents	-100 pb / -100 cents
Total fair value	(6,645)	52,779	23,062	8,207	(21,495)	(36,343)	(66,031)
Variation in fair value		(59,424)	(29,707)	(14,852)	14,850	29,698	59,386

The sensitivity analysis below reflects the possible impact to the Entity’s stockholders’ equity based on the position of the derivative financial instruments at the end of the year:

December 31, 2014
Stockholders’ equity (after tax):
+100 pb / +100 ctvos	$41,597
+50 pb / +50 ctvos	20,795
+25 pb / +25 ctvos	10,396
-25 pb / (25 ctvos)	(10,395)
-50 pb / (50 ctvos)	(20,789)
-100 pb / (100 ctvos)	(41,570)

20.	Income taxes

The Entity is subject to ISR and through December 31, 2013, to IETU.

2014 Fiscal Reform

ISR -The rate was 30% in 2014, 2013 and 2012, and as a result of the new 2014 ISR law (“2014 Tax Law”), the rate will continue at 30% thereafter. The Entity incurred ISR on a consolidated basis until 2013 with its Mexican subsidiaries.

In December 2013, Congress approved the Mexican Tax Reform with among other things, eliminated the flat tax (“IETU”) and the tax consolidation regime. As a result of the elimination of the IETU, for accounting purposes the Entity cancelled its existing deferred IETU recorded at the date of the Mexican Tax Reform.

IETU – Beginning in 2014, the flat tax was eliminated. Accordingly, the Entity was subject to, and recognized, IETU through December 31, 2013, which is a tax based on cash flows from both income and deductions and certain tax credits in each year. The rate was 17.5%. As a result of the elimination of the tax, the Entity canceled its existing deferred IETU balances through results of 2013 and in its financial position.

Through December 31, 2013, income tax incurred was the higher of regular income tax (“ISR”) and IETU. Beginning January 1, 2014, income tax is solely ISR.

From 2008, the IMPAC Law was eliminated; however, in certain circumstances, recovery of IMPAC paid in the ten years immediately preceding that in which for first time ISR is paid is permitted, in the terms of the law.

a.	The income tax impacts are as follows:

Consolidated statements of financial position:

	December 31,
	2014		2013
Assets:
Deferred income tax—Total long-term	Ps.	114,247	Ps.	121,970

Liabilities:
Current ISR		67,990		35,584

Current	Ps.	67,990	Ps.	35,584

Consolidated statements of comprehensive income:

	Year ended December 31,
	2014		2013		2012
ISR:
Current	Ps.	195,270	Ps.	73,315	Ps.	86,948
Prior year true-up		8,986		—		(275)

Total current income tax		204,256		73,315		86,673
Effect of deferred taxes of the year		12,777		53,842		81,439

Total ISR		217,033		127,157		168,112
IETU:
Current		—		—		13,911
Cancellation of liabilities of prior years		—		(136)		(149,301)
Deferred				(66,092)		164,176

Total IETU		—		(66,228)		28,786

Income tax expense	Ps.	217,033	Ps.	60,929	Ps.	196,898

b.	The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of net income before income taxes is as follows:

	Year ended December 31, 2014
	Companies incurring ISR
	Amount		Rate %
Income before income tax		662,858
Current		204,256
Deferred		12,777
Cancellation of deferred IETU		—

Total income taxes		217,033	32.7%
Add (deduct) effects of permanent differences, non-deductible expenses and non-taxable income		(7,225)	(1.1%)
Inflationary effects		29,404	4.4%
Foreign exchange not subject to income tax		(744)	(0.1%)
Equity method in joint ventures		(2,317)	(0.3%)
Exempt salaries and profit sharing provisions		(35,077)	(5.3%)
Others		(2,216)	(0.3%)

Statutory rate	Ps.	198,858	30%

	Year ended December 31, 2013
	Companies incurring ISR
	Amount		Rate %
Income before income tax	Ps.	494,891
Current		73,315
Deferred		53,842
Cancellation of deferred IETU		(66,228)

Total income taxes		60,929	12.3%
Add (deduct) effects of permanent differences, non-deductible expenses and non-taxable income		(7,802)	(1.5%	)
Inflationary effects		11,491	2.3%
Equity method in joint ventures		39,605	8.0%
Effect of modification of tax rates from fiscal reform		51,084	10.3%
Profit of derivative instruments recognized in comprehensive income		(6,589)	(1.3%	)
Others		(251)	(0.1%	)

Statutory rate	Ps.	148,467	30.0%

	Year ended December 31,
	2012
	Companies incurring ISR
	Amount		Rate %
Income before income tax		$711,367
Current		(48,718)
Deferred		245,616

Total income taxes		196,898	27.7%
Add (deduct) effects of permanent differences, non-deductible expenses and non-taxable income		(6,984)	(1.0%	)
Inflationary effects		16,231	2.3%
Effect of foreign currency exchange		868	0.1%
Equity method in joint venture		4,325	0.6%
Effect of changes in tax rates		7,998	1.1%
Effects of estimating costs on customer advances		(5,926)	(0.8%	)

Statutory rate		$213,410	30%

c.	Deferred income tax recognized in other comprehensive income:

	Year ended December 31,
	2014		2013		2012
Deferred tax
Retirement benefit cost	Ps.	(4,777)	Ps.	2,525	Ps.	(10,169)
Effect on financial instruments treated as cash flow hedges		(277)		(6,411)		6,578

Total income tax recognized in other comprehensive income	Ps.	(5,054)	Ps.	(3,886)	Ps.	(3,591)

d.	The main items comprising the balance of the deferred ISR (asset) liability at December 31, 2014 and 2013, are:

	December 31,
	2014		2013
Deferred tax assets:
Advances from customer	Ps.	(856,006)	Ps.	(383,394)
Estimated cost on advances from customers		—		(235,659)
Purchases abroad		(41,224)		(26,897)
Accrued expenses		(4,312)		(7,681)
Provisions		(490,999)		(551,466)
Labor obligations		(46,835)		(33,187)
Recoverable IMPAC		(3,138)		(3,640)
Tax loss carryforwards		(136,624)		(194,365)
PTU provision		(20,528)		(11,232)

	Ps.	(1,599,666)	Ps.	(1,447,521)

	December 31,
	2014		2013
Deferred tax liabilities:
Cost and estimated earnings in excess of billings	Ps.	1,380,393	Ps.	1,249,706
Contract billings		1,507		—
Prepaid expenses		3,854		15,863
Revenues on estimated cost		11,434		5,201
Provisions for doubtful assets		8,718		23,444
Fixed assets (net)		38,692		31,235
Estimated cost Art. 36		40,499		—
Derivative financial instruments		—		3
Others		322		99

Total liabilities	Ps.	1,485,419	Ps.	1,325,551

Asset for deferred ISR, net	Ps.	(114,247)	Ps.	(121,970)

e.	The movements of deferred tax assets during the year are as follows:

	December 31,
	2014		2013		2012
Beginning balance (asset)	Ps.	(121,970)	Ps.	(105,834)	Ps.	(341,280)
Income tax applied to results		12,777		(12,250)		245,615
Income tax applied to other comprehensive items		(5,054)		(3,886)		(10,169)

Total	Ps.	(114,247)	Ps.	(121,970)	Ps.	(105,834)

f.	In accordance with Mexican income tax law, tax losses from prior year may be carried forward, restated for inflation, against taxable income generated in the next ten years.

The amount of the Entity’s tax loss carry forwards for income tax purposes and recoverable IMPAC for which the deferred tax effects have been recognized, respectively can be restated and recovered according to the procedures established by applicable law. Expiration dates and restated amounts as of December 31, 2014, are as follows:

Year of	Tax loss		Recoverable
Expiration	carry forwards		IMPAC
2015	Ps.	—	Ps.	2,607
2016		—		7,356
2017		—		5,486
2022		32,292		—
2023		09,976		—
2024		56		—

	Ps.	442,324	Ps.	15,449

At December 31, 2014, tax loss carry forwards in the amount of Ps. 235,075 were amortized.

g.	The balances of stockholders’ equity tax at December 31, 2014 and 2013 are as follows:

	December 31,
	2014	2013
Contributed capital account	Ps.1,706,215	Ps.1,639,331
Net consolidated tax profit account	392,545	168,634

Total	Ps.2,098,760	Ps.1,807,965

21.	Commitments and contingencies

The Entity is subject to certain commitments and contingencies, in addition to lease commitments mentioned in Note 18, as follows:

a.	Lawsuits and litigation - At December 21, 2014, the Entity was subject to legal proceedings and claims arising in the ordinary course of business. Management and legal advisers do not expect the Entity’s results of operations and financial condition as described in its consolidated financial statements will be materially impacted by the resolution of these matters.

b.	Tax lawsuits - As of the date hereof, the Entity is in the process of settling several tax disputes before the relevant authorities. Given that these disputes relate to the return or recovery of taxes paid by the Entity before filing such claims, it does not expect to pay any additional amounts in the event it does not obtain favorable resolutions of such matters.

c.	Performance guarantees. In the normal course of its operations, the Entity is required to guarantee its performance on its construction contracts, by means of letters of credit or bonds that guarantee compliance with its contracts or the quality of work performed. At December 31, 2014 the Entity has issued letters of credit in favor of its customers of U.S. $ 150,397.

In addition, at December 31, 2014 the Entity has also taken out bonds, mostly in favor of its customers of Ps. 4,242,848 and U.S. $ 254,155.

22.	Risk management

a.	Significant accounting policies

The significant accounting policies and methods adopted (including the criteria for recognition, valuation and the basis of recognition of related income and expenses) for each class of financial asset, financial liability and equity instrument are disclosed in Note 3.

b.	Categories of financial instruments and risk management policies

The main categories of financial instruments are:

		December 31,
Financial Assets	Risk classification	2014	2013
Cash	Credit	Ps. 77,888	Ps.109,069
Cash equivalents	Credit and exchange rate	3,589,659	1,531,945
Customers(1)	Credit and exchange rate	1,321,239	644,859
Due from related parties	Credit and exchange rate	62,804	56,187
Other accounts receivables	Credit and exchange rate	67,607	51,880
Derivative financial instruments	Credit and exchange rate	—	5,593

(1)	Cost and estimated earnings in excess of billings on uncompleted contracts is not considered a financial instrument, therefore it is not included.

		December 31,
Financial liabilities	Risk classification	2014		2013
Derivative financial instruments	Exchange rate and liquidity	Ps.	6,645	Ps.	—
Notes payable	Interest rate, Exchange rate and liquidity		638,313		640,990
Trade account payable	Exchange rate and liquidity		2,383,038		1,286,275
Other accounts payable	Exchange rate and liquidity		1,779,525		1,470,920
Due to related parties	Exchange rate and liquidity		84,128		229,854
Long-term leasing agreements	Exchange rate and liquidity		26,041		31,473

Based on the nature of its activities, the Entity is exposed to different financial risks, mainly arising from the conduct of its ordinary business activities and its borrowings entered into to finance its operating activities. The Corporate Treasury function provides services to coordinate access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Entity. The financial risks to which the Entity is subject are mainly: market risk (interest rates, currency exchange rates and prices), credit and liquidity risk.

Periodically, the Entity’s management assesses risk exposure and reviews the alternatives for managing those risks, seeking to minimize the effects of these risks using financial derivatives to hedge risk exposures. The Entity does not enter into derivatives for speculative purposes. The Board of Directors sets and monitors policies and procedures to measure and manage the risks to which the Entity is exposed, which are described below.

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

Foreign exchange risk management - The Entity performs transactions denominated in foreign currency; consequently it is exposed to exchange rate risks which are managed within the parameters of approved policies. Accordingly, for this purpose, the Entity contracts exchange rate forwards whenever these instruments are considered to be effective. The main exchange rate risk is based on changes to the value of the Mexican peso against the U.S. dollar.

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

For the year ended December 31, 2014, approximately 54% of consolidated revenues were expressed in foreign currencies, mainly U.S. dollars. An appreciation of the Mexican peso against the U.S. dollar would reduce the dollar denominated revenues when expressed in pesos, whereas a depreciation of the peso against the U.S. dollar would increase the dollar denominated revenues when expressed in pesos.

For the year ended December 31, 2014, 2013 and 2012, approximately 74%, 43% and 66%, respectively, of the construction backlog was denominated in foreign currencies, and approximately 31%, 21% and 61%, respectively, of accounts receivable were denominated in foreign currencies. At December 31, 2014, 2013 and 2012, approximately 61%, 40% and 31%, respectively, of consolidated financial assets were denominated in foreign currencies. Moreover, at December 31, 2014, 2013 and 2012, roughly 9%, 42% and 57%, respectively, of the debt was expressed in foreign currency. A depreciation in the value of the Mexican peso against the dollar will increase the peso value of costs, expenses and obligations denominated in U.S. dollars, unless they were denominated in the same currency as the source of payment. For the year ended at December 31, 2014, the Mexican peso had a 13% depreciation against the U.S. dollar compared to the exchange rates at the end of 2013.

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

As of December 31, 2014, a hypothetical, instantaneous and unfavorable change of 100 Mexican cents to the currency exchange rate applicable to the Entity’s receivables and debts, including derivative financial instruments only for hedging purposes, would have resulted in an estimated exchange loss of approximately Ps. 12 thousand. The Entity did not hold any derivative financial instruments for trading purposes as of December 31, 2014.

The carrying values of monetary assets and liabilities denominated in foreign currency at the end of the reporting period are as follows:

	Liabilities		Assets
	December 31,		December 31,
Currency	2014	2013	2014	2013
U.S. dollars	341,759	179,885	266,242	125,844
Euros	66	—	208	86

Exchange rates at financial statements date were:

	December 31, 2014	December 31, 2013
	Fix	Buy
U.S. dollar exchange rate:
Interbank	Ps.14.7348	Ps.13.0652
Euro exchange rate	17.9264	18.0079

As of April 17, 2015, the issuance date of financial statements as of December 31, 2014, the interbank FIX rate was Ps.15.2455.

d.	Credit risk

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

The Entity’s maximum credit risk exposure is based on the table amounts detailed in the subsection b). Additionally, details of overdue, unimpaired accounts receivable are included in note 6.

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

Regarding particular modification orders, the Entity can reach an agreement with the customer regarding the work scope, albeit without determining the final price. In this case, the opinion of external experts may be required to appraise unfavorable prices determined outside the Entity’s control. As of December 31, 2014 and 2013 the Entity had an allowance for doubtful accounts of Ps.3,937 related to commercial contracts and accounts receivable. The failure to quickly recover resources from this type of claim and modification orders could have a significant adverse effect on the Entity’s liquidity and financial position.

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

As of December 31, 2014	Up to 1 year		Up to 2 years		Up to 3 years		Up to 4 years		Total
Notes payable	Ps.	638,313	Ps.	—	Ps.	—	Ps.	-	Ps.	638,313
Suppliers		2,383,038		—		—		—		2,383,038
Other accounts payable		1,779,525		—		—		—		1,779,525
Due to related parties		84,128		—		—		—		84,128
Derivative financial instruments		6,645		—		—		—		6,645
Long-term leases		—		20,389		4,229		1,423		26,041

Total	Ps.	4,891,649	Ps.	20,389	Ps.	4,229	Ps.	1,423	Ps.	4,917,690

As of December 31, 2013	Up to 1 year		Up to 2 years		Up to 3 years		Up to 4 years		Total
Notes payable	Ps.	640,990	Ps.	—	Ps.	—	Ps.	—	Ps.	640,990
Suppliers		1,286,275		—		—		—		1,286,275
Other accounts payable		1,470,920		—		—		—		1,470,920
Due to related parties		229,854		—		—		—		229,854
Long-term leases		—		23,161		7,642		670		31,473

Total	Ps.	3,628,039	Ps.	23,161	Ps.	7,642	Ps.	670	Ps.	3,659,512

The Entity expects to meet its liabilities with its operational cash flows and resources received from the maturity of its financial assets. Furthermore, the Entity has access to revolving credit lines with different banking institutions.

f.	Financial instruments at fair value

Some of the Entity’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used):

Financial assets and liabilities	Fair value at		Fair value hierarchy	Valuation models and key inputs	Significant unobservable inputs	Relation of unobservable inputs to fair value
	2014	2013
Foreign currency forward contacts (see Note 19)	Assets for: Ps. 0 Liabilities for: Ps. 6,645	Assets for: Ps. 5,593 Liabilities for: Ps. 0	Level 2	Future cash flows discounted are
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

23.	Stockholders’ equity

a.	Equity risk management

The objectives of the Entity with respect to management of its equity risk, are intended to maintain an optimum financial-net worth structure, to reduce capital costs and safeguard its capacity to continue its operations with solid indebtedness ratios.

The Entity is not subject to any externally imposed requirements for managing capital.

The equity structure is essentially managed through the maintenance of adequate levels of Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), which is calculated in the following manner: income attributable to controlling interests plus income attributable to non-controlling interests, income taxes, other expenses (income), net, plus the participation in the equity held in unconsolidated joint venture, plus borrowing costs, depreciation, amortization and the borrowing costs included in the cost of sales of projects financed during the construction stage:

	December 31,
	2014		2013
Income from controlling interests	Ps.	445,821	Ps.	433,955
Income from non-controlling interests		4		7
Income taxes		217,033		60,929
Share in results of joint venture		7,724		(132,017)
Borrowing costs		58,180		28,005
Operating income		728,762		390,879
Depreciation and amortization		139,785		110,565
Interest expense in cost of sales		31,554		24,531

EBITDA	Ps.	900,101	Ps.	525,975

b.	At December 31, 2014 and 2013 the share capital is variable, with a fixed minimum of Ps. 270 and is divided into two social parts (Series A and Series B). The series A represents 51% of the capital and can only be acquired by Mexican citizens. Series B represents 49% of the capital and subscription is free. Capital is as follows:

	Series	December 31,
Partner	Class	2014
Ingenieros Civiles Asociados, S. A. de C. V. (1)	“A”	Ps.	479,310
Fluor Daniel México, S. A.	“B”		460,514

Historical value			939,824
Contributed capital unpaid			—

		Ps.	939,824

(1) As mentioned in Note 1 the owner of the shares, until December 2014 was CICASA.

c.	Stockholders’ equity, except restated paid-in capital and tax retained earnings will be subject to income tax at the rate in effect upon distribution. Any tax paid on such distribution may be credited against annual and estimated income tax of the year in which the tax on dividends is paid and the following two fiscal years, against the exercise tax and interim payments.

d.	Retained earnings include the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2014 and 2013, the legal reserve is Ps. 73,091 and Ps. 57,965, respectively.

e.	At the stockholders’ extraordinary general meeting in April 2014, the stockholders approved an increase to the legal reserve for Ps. 15,126.

f.	At the stockholders’ extraordinary general meeting in December 2013, the stockholders’ approved an increase to capital of Ps. 600,000 via cash contributions.

g.	At the stockholders’ extraordinary general meeting on September 30, October 14, and December 31, 2013, the stockholders declared dividends of Ps. 50,000, Ps. 600,000 and Ps. 300,000, respectively, which have been fully paid.

h.	At the stockholders’ extraordinary general meeting on March 1, 2012, the stockholders approve a reimbursement of capital of Ps. 100,000 and in December 2012 approved an increase is variable capital by Ps. 50,000 and Ps. 49,000.

24.	Other comprehensive income

Other comprehensive income is as follows:

	Actuarial losses for labor obligations						Effect of foreign currency translation						Valuation of cash flow hedges						Total
	Amount		Taxes		Total		Amount		Taxes		Total		Amount		Taxes		Total		Amount		Taxes		Total
Balance at January 1, 2012	Ps.	(48,688)	Ps.	10,169	Ps.	(38,519)	Ps.	(42)	Ps.	12	Ps.	(30)	Ps.	21,965	Ps.	(6,590)	Ps.	15,375	Ps.	(26,765)	Ps.	3,591	Ps.	(23,174)
Reclassifications of the year		—		—		—		—		—		—		(21,965)		6,590		(15,375)		(21,965)		6,590		(15,375)
Movements of the year		(5,539)		(2,525)		(8,064)		(329)		99		(230)		925		(278)		647		(4,943)		(2,704)		(7,647)

Balance at December 31, 2013		(54,227)		7,644		(46,583)		(371)		111		(260)		925		(278)		647		(53,673)		7,477		(46,196)
Reclassifications of the year		—		—		—		—		—		—		(925)		278		(647)		(925)		278		(647)
Movements of the year		(23,903)		4,777		(19,126)		9,917		—		9,917		—		—		—		(13,986)		4,777		(9,209)

Balance at December 31, 2014	Ps.	(78,130)	Ps.	12,421	Ps.	(65,709)	Ps.	9,546	Ps.	111	Ps.	9,657	Ps.	—	Ps.	—	Ps.	—	Ps.	(68,584)	Ps.	12,532	Ps.	(56,052)

The gain on cash flow hedges represents the changes in fair value of cash flow hedges disclosed in Note 19.

Effects of foreign currency translation represents the effects of converting the financial information of foreign operations from functional currency to reporting currency.

Actuarial losses for labor obligations represents remeasurement effects on employee benefits under defined benefit plans.

25.	Non-controlling interest in consolidated subsidiaries

Non-controlling interest is as follows:

	December 31,
	2014		2013
Capital stock	Ps.	2	Ps.	2
Retained earnings		15		8
Profit for the year		4		7
Actuarial gains and losses		(4)		(2)

	Ps.	17	Ps.	15

Changes in non-controlling interest are generally from the participation of the non-controlling interest holder in the results of the subsidiaries and dividends.

26.	Other income

Other income, net is comprised as follows:

	For the year ended at December 31
	2014		2013		2012
Gain on disposal of fixed assets	Ps.	827	Ps.	1,045	Ps.	100
Tax recovery income		—		424		—

	Ps.	827	Ps.	1,469	Ps.	100

27.	Transactions and balances with related parties

All of the companies mentioned below belong to the same group of partners (Empresas ICA, S.A. B. de C.V. and Fluor Corporation Inc.) and all related party transactions are of the same business nature as the Entity’s.

a.	As of December 31, 2014 and 2013, due from and due to related parties is as follows:

	December 31,
	2014		2013
Accounts receivable:
Empresas ICA, S. A. B. de C.V.	Ps.	19,681	Ps.	45,192
Constuctora Nuevo Necaxa		10,176		—
ICA Risk Management Solutions Agente de Seguros y de Fianzas S.A. de C.V.		1,472		1,160
Grupo ICA, S. A. de C. V.				196
ICA Infraestructura, S. A. de C.V.		52		52
Ethylene XXI Contractors, S.A.P.I. de C.V.		146,078		146,648
Fluor Enterprises, Inc.		1,728		—
Etileno XXI Services, B.V.		1,295		1,521
Interim Project Solutions, S. de R. L. de C.V.		147		145
Fluor Canadá, LTD.		10		—

Total	Ps.	180,639	Ps.	194,914

	December 31,
	2014		2013
Accounts payable:
Ingenieros Civiles Asociados, S. A. de C.V.	Ps.	28,811	Ps.	43,986
Caribbean Thermal Electric, LLC.		443		393
Constructoras ICA, S. A. de C.V.		379		379
ICA Ingeniería, S. A. de C.V.		56		758
Dominican Republic Combined Cycle, LLC.		29		26
Fluor Daniel México, S. A.		26,263		35,598
Ameco Services, S. de R. L. de C.V.		14,355		10,305
Fluor Daniel Latin America, Inc.		10,738		8,660
Fluor Daniel Technical Services, Inc.		3,054		2,611
Fluor Enterprises, Inc.		—		126,653
TRS Internacional Group, S. de R. L. de C.V.		—		485

Total	Ps.	84,128	Ps.	229,854

As of December 31, 2014 and 2013, accounts receivable and accounts payable with related parties are comprised of unsecured current account balances which bear no interest and are payable in cash in 30 days, except for royalties payable to Fluor Daniel México, S. A. and Ingenieros Civiles Asociados, S. A. de C. V., which are payable within 15 days of the quarter-end in the case of royalties, as well as are dividends, provided the Entity’s cash flow so allows.

Terms of related party agreements may vary based on negotiations with each party. Based on the Entity’s past experience, management does not believe there are any items of doubtful recovery with respect to its related party receivables.

b.	Transactions with related parties, carried out in the ordinary course of business were as follows:

	Year ended December 31,
	2014		2013		2012
Revenues:
Engineering services (1)	Ps.	338,688	Ps.	473,814	Ps.	22,337
Other income		18,250		17,614		5,156

	Ps.	356,938	Ps.	491,428	Ps.	27,493

Expenses:
Services received (6) and (7)	Ps.	493,405	Ps.	713,652	Ps.	226,566
Royalties (2) and (3)		358,843		269,941		356,841
Property rental (4)		—		—		10,025
Equipment rental (5)		99,871		59,415		56,676
Other expenses		191		228		2,831

	Ps.	952,310	Ps.	1,043,236	Ps.	652,939

The Entity has executed the following contracts with related parties, generating the aforementioned transactions:

1)	Engineering services agreements with several related parties for several projects, the terms of which depend on the execution of the work and which are subject to annual reviews when material changes in the established prices are expected.

2)	Royalty agreement with Fluor Daniel México, S. A., effective from 1999, which specifies payment of a royalty for the use of trademarks equal to 1.5% of certain construction revenues. The agreement is for an indefinite term.

3)	Royalty agreement with Ingenieros Civiles Asociados, S. A. de C.V., effective from 1999, which specifies payment of a royalty for the use of trademarks equal to 1.5% of certain construction revenues. The agreement is for an indefinite term.

4)	Lease agreement with Ameco Services, S. de R. L. de C.V. for machinery, equipment, tools, and services. The lease is for a compulsory ten-year term commencing in October 1998. The agreement automatically renews on an annual basis.

5)	In August 2010, the Entity executed a services agreement with TRS International Group, S. de R. L. de C.V., its maturity depends on project requirements.

6)	In December 2010, the Entity executed an engineering services agreement with Fluor Daniel Latin America, Inc. for the El Boleo project, the period of which depends on work performance. Annual reviews are performed whenever established prices are subject to significant changes.

28.	Retirement benefit obligation

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

The plans in Mexico typically expose the Entity to actuarial risks such as: investment risk, interest rate risk, longevity risk and salary risk.

Investment risk	The present value of the defined benefit plan liability is calculated using a discount rate determined by reference to long- term government bond yields. To select the discount rate, the rate of the bond yield is determined based on a term that is similar to the duration of the obligations of labor liabilities of the Entity. This rate is obtained from a Entity dedicated to provide updated prices for the valuation of financial instruments, as well as comprehensive calculation, reporting, analysis, and risks related to these prices, and that is regulated by the National Banking and Securities Commission. The choice of rate also considers the average days over which the employee benefits would be payable and not the maturity of the bond, which means that the discount rate will depend on the expected flow of benefit payments from plan.

Interest risk	A decrease in the bond interest rate will increase the plan liability; however, this will be partially offset by an increase in the return on the plan’s debt investments.

Longevity risk	The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.

Salary risk	The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plan’s liability.

The most recent actuarial valuation of the defined benefit obligation were carried out at December 31, 2014 by Mercer, which employs actuaries certified by the Colegio Nacional de Actuarios de Mexico. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used for actuarial valuations were the following:

	2014	2013
	%	%
Discount for present value of labor benefits	6.75%	7.00%
Salaries increase	5.50%	5.50%

Amounts recognized in comprehensive income:

	Year ended December 31,
	2014		2013		2012
Service cost:
Current service cost	Ps.	32,135	Ps.	27,711	Ps.	21,852
Past service cost		—		—		859
Net interest expense		16,377		15,929		16,347

Period costs recognized in results		48,512		43,640		39,058

	Year ended December 31,
	2014		2013		2012
Components of defined benefit costs recognised in other comprehensive income:
Return on plan assets (excluding amounts recorded in financial expenses)		5,230		2,234		275
Actuarial gains or losses from demography hypothesis		—		2,937		—
Actuarial gains or losses from financial hypothesis		9,621		(18,231)		48,413
Actuarial gains or losses from experience adjustments		9,052		18,599		—

Components of defined benefit costs recognized in other comprehensive income		23,903		5,539		48,688

Total	Ps.	72,415	Ps.	49,179	Ps.	87,746

The current service cost and the net interest expense for the year are included in the employee benefits expense in results. For the years ended December 31, 2014, 2013 and 2012 Ps. 48,512, Ps. 43,640 and Ps. 39,058, respectively, was recorded in cost of goods sold.

The remeasurement of the net defined benefit liability is included in other comprehensive income.

The following information shows a detail of the most significant plans of the Entity.

Amounts included in the consolidated statement of financial position arising from the entity´s obligation related to defined employees benefit are as follows:

	December 31,
	2014		2013
Present value of funded defined benefit obligation	Ps.	(458,831)	Ps.	(400,062)
Fair value of plan assets		156,008		164,692

Net liability from defined benefits obligation	Ps.	(302,823)	Ps.	(235,370)

Changes in present value of the obligation for defined employee’s benefits during the period were as follow:

	Year ended December 31,
	2014		2013
Present value of the obligation for defined employees benefits at January 1	Ps.	400,062	Ps.	354,874
Current service cost		32,135		27,711
Interest cost		26,980		22,395
Remeasurement adjustments:
Actuarial gains or losses from demography hypothesis		—		2,937
Actuarial gains or losses from financial hypothesis		9,621		(18,230)
Actuarial gains or losses from experience adjustments		9,052		18,599
Past service cost including losses and (profits) in reductions		—		—
Benefits paid		(19,019)		(8,224)

Present value of the obligation for defined employees benefits at December 31	Ps.	458,831	Ps.	400,062

Changes in present value plan assets:

	Year ended December 31,
	2014		2013
Initial balance of plan assets at fair value	Ps.	164,692	Ps.	108,403
Interest income		10,602		6,467
Re-measurement gain(loss):
Efficiency of plan assets (excluding amounts recognized in financial cost)		(5,230)		(2,234)
Employer contributions		1,580		59,214
Benefits paid		(15,636)		(7,158)

Total plan assets at fair value	Ps.	156,008	Ps.	164,692

The actuarial assumptions to determine the defined obligation are: the discount rate and the salary increase. The following sensibility analysis is determined based on reasonable changes that could occur at the end of the period, keeping constant all other variables:

•	If the base discount rate increases 50 points, the obligation for defined benefits would decrease Ps. 10,356.

•	If the salary rate were to increase (decrease) by 0.25%, the obligation for defined benefits would increase Ps. 10,608 (decrease Ps. 10,332).

•	If the expected rate increases 0.25% increase in the defined benefit obligation would increase by Ps. 10.587.

•	If the expected rate increases 0.25% decrease in the defined benefit obligation would decrease Ps. 10.332.

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

At December 31, 2014, 2013 and 2012, the Entity has established a fund to which it contributes to cover the defined contribution plan which amounts to Ps. 47,082, Ps. 39,494 and Ps. 29,205, and is invested in deposits financial institutions at market interest rates. The amount of contributions to the plan during the years ended December 31, 2014, 2013 and 2012 was Ps. 6,153 and Ps. 8,804 and Ps. 8,047, respectively.

29.	Construction cost

a.	Cost of sales from continuing operations consist of the following:

	Year ended December 31,
	2014	2013	2012
Direct cost	$8,300,761	$6,799,340	$9,746,608
Indirect cost	2,343,368	2,177,080	1,622,949

	$10,644,129	$8,976,420	$11,369,557

b.	Costs and expenses for depreciation, amortization and employee benefits are as follows:

	Year ended December 31, 2014
		Indirect
	Direct cost	cost	Total
Wages and salaries	$1,095,316	$881,061	$1,976,377
Construction materials inventory	4,110,151	—	4,110,151
Rent and depreciation	348,160	68,234	416,394
Financing	31,554	—	31,554
Subcontractors	2,138,823	—	2,138,823
Administrative Services	—	272,649	272,649
Others	576,757	1,121,424	1,698,181

	Year ended December 31, 2013
		Indirect
	Direct cost	cost	Total
Wages and salaries	$1,322,502	$600,384	$1,922,886
Construction materials inventory	2,857,013	—	2,857,013
Rent and depreciation	241,316	37,347	278,663
Subcontractors	1,776,470	—	1,776,470
Administrative Services	—	641,024	641,024
Others	602,039	898,325	1,500,364

	Year ended December 31, 2012
		Indirect
	Direct cost	cost	Total
Wages and salaries	$1,366,376	$456,045	$1,822,421
Construction materials inventory	4,780,407	—	4,780,407
Rent and depreciation	222,003	35,786	257,789
Subcontractors	2,530,555	—	2,530,555
Administrative Services	—	189,985	189,985
Others	847,267	941,133	1,788,400

30.	Non-cash transactions

During the years ended December 31, 2014, 2013 and 2012 the Entity carried out the following transactions, which did not generate or utilize cash and thus are not presented in the cash flows.

	2014	2013	2012
Purchases of fixed assets under finance leases	Ps. 37,489	Ps. 45,410	Ps. 71,217
Fair value of derivative instruments	(925)	(21,040)	76,779

31.	Authorization for issuance of financial statement

On March 17, 2015, the issuance of these consolidated financial statements was authorized by Ing. Juan Carlos Santos Fernandez Director, and James Robert Breuer the Entity’s Director of Operations, and Lic. Juan Carlos Becerra Posada the Entity’s Accounting and Finance Manager, for their issuance and subsequent approval by the Audit Committee and, if applicable, the Board of Directors. The consolidated financial statements must also then be approved by the Entity’s partners, who have the authority to modify the Entity’s consolidated financial statements

* * * * * *