Form 20-F
period 2015-12-31
ICA CORP
filed 2016-05-17
CIK 885012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Pablo Garcia Aguilar

Blvd. Manuel Avila Camacho 36

Col. Lomas de Chapultepec

Del. Miguel Hidalgo

11000 Mexico City

Mexico

(5255) 5272 9991 x 3653

pablo.garcia@ica.mx

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 611,029,276 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☑

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

Large accelerated filer  ☐                Accelerated filer  ☑                Non-accelerated filer  ☐

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

(continued)

-ii-

PART I

Introduction

Empresas ICA, S.A.B. de C.V. is a corporation (sociedad anonima bursatil de capital variable) organized under the laws of the United Mexican States, or Mexico. Our principal executive offices are located at Blvd. Manuel Avila Camacho 36, Col. Lomas de Chapultepec, Del. Miguel Hidalgo, 11000, Mexico City, Mexico. Unless the context otherwise requires, the terms “us,” “we,” “our Company” and “ICA” as used in this annual report refer to Empresas ICA, S.A.B. de C.V. and its consolidated subsidiaries. The term “EMICA” as used in this annual report refers to Empresas ICA, S.A.B. de C.V. on a stand-alone basis. EMICA is a holding company that conducts all of its operations through subsidiaries that perform civil and industrial construction and engineering, engage in real estate, home development and operate infrastructure facilities, including airports, toll roads and water treatment systems. The references herein to segments or sectors are to combinations of various subsidiaries that have been grouped together for management or financial reporting purposes.

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

We publish our consolidated financial statements in Mexican pesos. References in this annual report to “dollars,” “U.S.$” or “U.S. dollars” are to United States dollars. References to “Ps.” or “pesos” are to Mexican pesos. This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 17.34 to U.S.$ 1.00, the exchange rate determined by reference to the free market exchange rate as reported by Banco de Mexico, or Banxico, as of December 31, 2015.

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

The consolidated financial statements of income and other comprehensive income for the years ended December 31, 2014, 2013, 2012 and 2011 have been adjusted to reflect the reclassification of the SPC Projects, which previously had been classified as discontinued operations, as a continuing operation reported in our Concessions segment. See Note 3.b to our consolidated financial statements.

		As of and for the year ended December 31,
	2015	2015	2014	2013	2012	2011
	(Millions of U.S. dollars)(1)	(Thousands of Mexican pesos, except share, per share and per ADS data)
Comprehensive Income (Loss) Data:
Total revenues	1,910	33,124,082	38,328,852	32,357,565	38,122,120	34,258,849
Fair value upon initial recognition of real estate inventories(2)	—	—	1,099,381	—	—	—
Gross profit (loss) (3)	(219)	(3,797,520)	9,290,947	7,954,233	4,923,899	5,281,040
General expenses	176	3,056,660	3,065,828	3,012,300	3,695,296	2,903,749
Other expenses (income), net (4)	(26)	(458,241)	180,908	(61,467)	(449,973)	(490,143)
Operating income (loss)	(369)	(6,395,939)	6,044,211	5,003,401	1,678,576	2,867,434
Financing cost, net	632	10,965,656	9,430,380	4,285,583	1,159,846	3,321,463
Share in results of joint ventures and associated companies	47	820,774	549,203	350,198	(409,051)	(286,033)
Income tax (benefit) expenses	186	3,223,034	(751,077)	(354,337)	(34,792)	(337,683)
Income (loss) from continuing operations	(1,140)	(19,763,855)	(2,085,890)	1,422,353	962,573	169,687
Income from discontinued operations, net	0	0			566,658	1,577,402
Consolidated net (loss) income for the year	(1,140)	(19,763,855)	(2,085,890)	1,422,353	1,529,231	1,747,089
Total other comprehensive income (loss), net	35	598,293	352,479	641,451	(709,832)	636,483
Total comprehensive (loss) income	(1,105)	(19,165,562)	(1,733,411)	2,063,804	819,399	2,383,572
Consolidated net (loss) income attributable to controlling interest	(1,178)	(20,422,693)	(3,023,539)	423,554	955,038	1,437,135
Consolidated net income attributable to noncontrolling interest	38	658,838	937,649	998,799	574,193	309,954
Basic and diluted (loss) earnings per share of controlling interest from continuing operations	—	(33.284)	(4.970)	0.695	(0.640)	(0.220)
Basic and diluted earnings per share of controlling interest from discontinued operations	—	—			0.935	2.498
Basic and diluted earnings per share of controlling interest from consolidated net (loss) income(5)	—	(33.284)	(4.970)	0.695	1.575	2.275
Basic and diluted earnings per ADS of controlling interest from consolidated net (loss) income(5)	—	(133.13)	(19.88)	2.78	6.30	9.10
Weighted average shares outstanding (000s):
Basic and diluted(5)	—	613,595	608,392	609,690	606,233	631,588

Statement of Financial Position Data:
Total assets	6,245	108,294,910	117,882,728	101,012,230	98,269,924	90,548,366
Long-term debt(6)	1,916	33,226,192	56,534,865	38,357,802	36,161,067	26,727,486
Capital stock	486	8,421,563	8,478,845	8,407,532	8,370,958	8,334,043
Additional paid-in capital	421	7,296,739	7,296,739	7,140,502	7,043,377	7,091,318
Total stockholders’ equity	259	4,494,256	21,850,420	24,131,783	20,433,901	20,757,910

Other Data:
Capital expenditures	478	8,283,236	6,901,848	8,113,233	4,201,421	5,230,202
Depreciation and amortization	75	1,302,332	1,070,908	1,022,320	929,300	1,130,448

(1)	Except share, per share, and per ADS data. Amounts stated in U.S. dollars as of and for the year ended December 31, 2015 have been translated at a rate of Ps. 17.34 to U.S.$ 1.00 using the Banxico free market exchange rate on December 31, 2015.
(2)	Represents the adjustment to fair value for an acquisition by our subsidiary State Town Corp, S.A. of a property in Panama. See “Item 5. Operating and Financial Review and Prospects—Operating Results” and Note 10 to our consolidated financial statements.
(3)	Gross profit is calculated as the sum of construction revenues, concession revenues and sales of assets and other, less their respective costs, and does not include fair value upon recognition of real estate inventories.
(4)	For 2015, includes principally (i) Ps. 507 million in restructuring costs related to severance payments, (ii) Ps. 128 million from the deconsolidation of San Martin Contratistas Generales, S.A. or San Martin, which we ceased consolidating in October 2015 due to our loss of control over the entity, as a result of our decrease in shareholding from 51% to 31.2%, (iii) Ps. 112 million from the sale of Punta Condesa Group, (iv) Ps. 163 million of a gain resulting from an adjustment in the contingent consideration for the acquisition of Facchina, (v) Ps. 209 million gain from the sale of equity method investments; and (vi) profit related to the sale of property, plant and equipment for Ps. 228 million. For 2014, includes principally (i) Ps. 194 million for the additional payments made as part of the acquisition cost of San Martín Contratistas Generales, S.A., or San Martin, (ii) Ps. 17 million in loss on sales of shares mainly related to the Aguas Tratadas del Valle de Mexico consortium, or ATVM, and (iii) Ps. 10 million in gain on sales of property, plant and equipment. For 2013 includes principally, (i) Ps. 544 million for adjustments to contingent consideration for the acquisition of San Martin, (ii) Ps. 586 million in gain on sales of shares mainly related to Red de Carreteras de Occidente, S.A.B. de C.V., or RCO, and (iii) Ps. 12 million in gain on sales of property, plant and equipment. For 2012, includes principally (i) Ps. 436 million as a result of the revaluation of certain investment property, and (ii) Ps. 13 million in gain on sales of property, plant and equipment. For 2011, includes principally (i) Ps. 467 million in gain on sales of investments and (ii) Ps. 1 million in gain on sales of property, plant and equipment.
(5)	Basic earnings per share and per ADS are based on the weighted average number of shares outstanding during each period and are calculated assuming a ratio of four shares per ADS. Diluted earnings (loss) per share and per ADS are calculated by giving effect to all potentially dilutive common shares outstanding during the period. The dilutive effect of our potential ordinary shares does not have a material effect on our determination of earnings per share; thus, diluted earnings per share approximates basic earnings per share for the years ended December 31, 2015, 2014, 2013, 2012, and 2011.
(6)	Excluding current portion of long-term debt and is presented net of commissions.

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

	Exchange Rate
Year Ended December 31,	High	Low	Period End	Average(1)
2010	13.19	12.16	12.38	12.62
2011	14.25	11.51	13.95	12.43
2012	14.37	12.63	12.96	13.15
2013	13.43	11.98	13.10	12.76
2014	14.79	13.94	14.75	14.52
2015	17.36	14.56	17.20	15.87
October	16.89	16.38	16.53	16.57
November	16.85	16.37	16.60	16.63
December	17.36	16.53	17.19	17.07
2016:
January	18.59	17.36	18.21	18.06
February	19.19	18.02	18.07	18.43
March	17.94	17.21	17.21	17.63
April	17.91	17.19	17.19	17.48
May (through May 13)	18.15	17.24	18.15	17.84

(1)	Average of month-end rates or daily rates, as applicable.

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

On May 13, 2016, the exchange rate was Ps. 18.21 per U.S.$1.00, according to the U.S. Federal Reserve Board. The above rates may differ from the actual rates used in the preparation of the financial statements and the other financial information appearing in this Form 20-F.

For a discussion of the effects of fluctuations in the exchange rates between the Mexican peso and the U.S. dollar, see “Item 10. Additional Information—Exchange Controls.”

B. RISK FACTORS

Risks Related to Our Operations

We have insufficient liquidity to pay or repay our debt and other obligations. If a restructuring of our debt is not successful, we may not be able to pay all or a portion of the principal or interest on our unsecured debt and our operations may be adversely affected.

In recent years, we have incurred substantial indebtedness to finance our Company’s growth and operations. As of December 31 2015, we had consolidated indebtedness to banks, financial institutions and other lenders of approximately Ps. 69,913 million. Currently, income from our projects does not generate sufficient liquidity to satisfy our outstanding debt and other payment obligations.

As of December 2015, we have been in default on payments under our unsecured indebtedness, including our Senior Notes. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” In December 2015, we announced that we would pursue a restructuring of our debt. We can make no assurances that a restructuring will be successful or that our projects in the future will satisfy our payment obligations.

On October 29, 2015, we announced our engagement of Rothschild Mexico as a financial advisor to advise us in evaluating debt restructuring alternatives to implement a long-term solution to our capital structure and debt service requirements.

In December 2015, we announced our engagement of FTI Consulting as a financial advisor to advise us in preparing a cost-cutting plan and restructuring plan, in conjunction with Rothschild Mexico.

During this time, Standard & Poor’s Investment Advisory Services, (“Standard & Poor’s”) has lowered our foreign and local currency corporate credit ratings to “D”, as well as the ratings on our senior unsecured notes due 2017, 2021, and 2024 with a negative outlook; additionally, Moody’s Investors Service (“Moody’s”) lowered our long-term corporate credit rating and the ratings on our existing notes to Caa3 with negative outlook. These negative credit ratings and downgrades have further restricted our sources for short-term financing, thereby impeding our ability to finance our operations. Furthermore, the negative publicity surrounding these recent downgrades has further adversely affected our ability to pay our providers.

If our current liquidity crisis continues, our ability to undertake important activities may be impaired, including:

•	our ability to adjust to rapidly changing market conditions, thus making us more vulnerable in the event the downturn in general economic conditions or our business continues;

•	our ability to maintain relationships with key suppliers;

•	our ability to participate in public bids;

•	our ability to enter into long-term contracts with customers;

•	our ability to undertake capital expenditures;

•	our ability to maintain a positive image to regulators, investors, lenders or credit rating agencies; or

•	our ability to maintain and improve our enterprise value.

We are in default under our indentures and other financial instruments, and our future is dependent upon our ability to restructure our debt and other financial instruments.

In order to preserve the cash necessary to continue our operations, we did not make a U.S.$31 million scheduled interest payment due November 30, 2015 on our U.S.$ 700 million in 8.875% senior notes due 2024, or (the “2024 Notes”). In 2016, we did not make a U.S.$6 million scheduled interest payment due January 25, 2016 on our U.S.$ 150 million of 8.375% senior notes due 2017, (the “2017 Notes”), and we did not make a U.S.$ 22 million scheduled interest payment due February 4, 2016 on our U.S.$ 500 million of 8.9% senior notes due 2021, (the “2021 Notes” and together with the 2017 Notes and the 2024 Notes the “Senior Notes”). Under the indentures governing the Senior Notes, the noteholders have the right to accelerate this debt, resulting in cross-defaults under certain other corporate debt of our Company starting in December 2015. As a result, certain creditors have foreclosed on the collateral securing our corporate debt or initiated other remedial actions against us.

Any restructuring is dependent upon third parties over whom we have no control. We cannot assure that these third parties will be willing to engage in negotiations with us, nor that any negotiations will completely restructure or reduce our debt obligations. Even if a restructuring is successful with third parties, we cannot assure that any agreements reached will not be overturned in Mexican courts.

Our insufficient liquidity could severely impact our ability to continue as a going concern.

Our Company’s operations require liquidity. If we are unable to obtain and maintain sources of liquidity, we will not be able to complete our construction projects and, consequently, will not generate income under those projects or be able to pay our employees.

Our ability to continue as a going concern could also be affected by our overall inability to pay our debt and other payment obligations, such as taxes and secured credit arrangements.

Our consolidated financial statements have been prepared under the assumption that we will continue as a going concern. However, our independent auditors have stated in their most recent report that there is substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. If we are not successful in consummating a debt restructuring and in generating sufficient cash from operating activities to meet our financial obligations and to make essential capital expenditures, our inability to successfully restructure our debt would materially and adversely affect our financial condition and continuing operations and would likely cause us to seek bankruptcy court protection. If we are required to liquidate our operations, the holders of our debt and our shareholders will likely incur a significant loss.

If the debt restructuring negotiations with our creditors are not successful, we face a substantial risk of Mexican reorganization-related proceedings.

If we remain in default on our obligations, including our Senior Notes, some or all of our creditors will have the option of taking legal action against us, including starting an involuntary reorganization proceeding in Mexico. Further, we may choose to start a voluntary reorganization proceeding under either the Ley de Concursos Mercantiles (Mexican Bankruptcy Law) or the United States Bankruptcy Code. We cannot predict the duration of any such restructuring. A reorganization proceeding would likely result in significant changes to our existing obligations that could include the cancellation or rescheduling of all or part of those obligations. While any such proceeding is pending, our ability to operate or manage our business, to retain employees, to maintain existing or create new customer relationships, to continue to collect payments for our services or to obtain any type of funding or financing would likely be materially adversely affected.

We are dependent on third parties agreeing to renegotiate our debt and our ability to make agreements with them using the assets we currently have. If we are unable to do so, our liquidity will be insufficient and we will be forced to initiate reorganization proceedings in court.

Our current Mexican construction projects may be terminated by our clients if one of our construction subsidiaries is directly subject to a bankruptcy proceeding under the Ley de Concursos Mercantiles.

If we were declared bankrupt, our creditors would find it difficult to collect payment on our unsecured debt instruments.

If we were declared bankrupt by a Mexican court, or if we were subject to a reorganization proceeding in a Mexican court, our obligations under our debt securities would be dependent upon the outcome of the bankruptcy or reorganization proceeding. Payment, if any, of our unsecured debt obligations would occur at the same time as the claims of all of our unsecured creditors are satisfied, if and to the extent funds are sufficient. A substantial portion of our assets are pledged as collateral under guarantee agreements and the value of those assets may be insufficient to generate funds to repay our secured creditors. A Mexican court may order unsecured creditors to accept a significant reduction in repayment. There can be no assurance that our unsecured creditors would receive any meaningful recovery from a bankruptcy or reorganization proceeding.

We may be unable to realize the value of our planned divestitures in time to repay our creditors or reach agreements with them and we may not receive the full expected value from them. Our restructuring program requires liquidity during the time that we are negotiating with our creditors.

We are currently prioritizing the continuation of ongoing projects. As a result, liquidity generated from our projects is applied primarily to satisfy financial and operating expenses directly related to those projects. Consequently, liquidity to carry out our restructuring program is dependent upon income from divestitures. These divestitures may not occur as planned or may be subject to pricing pressure. Either of these situations would adversely affect our creditors in either our ability to repay debt or our ability to renegotiate our debt. As of December 31, 2015, we have not classified any asset as held for sale.

We and our independent registered accounting firm have concluded that our internal control over financial reporting was not effective as of December 31, 2015. Investor confidence and the market price of our common shares may be adversely impacted if we are unable to maintain effective internal control over financial reporting.

As we are subject to reporting obligations under the U.S. federal securities laws, we are required by the U.S. Securities and Exchange Commission, or SEC, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, to include a report on our internal control over financial reporting in our annual reports on Form 20-F to disclose our management’s assessment of the effectiveness of our internal control over financial reporting.

In addition, our annual reports on Form 20-F shall include an independent registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.

In connection with the evaluation of our internal control over financial reporting as of December 31, 2015, our management identified material weaknesses in our internal control over: (i) a deficiency in our Company’s control activities, information and communication, and monitoring activities associated with the valuation of deferred tax assets related to net loss carry forwards, and (ii) deficiencies in our Company’s control activities, information and communication, and monitoring activities in our Civil Construction Segment.

These material weaknesses arose during the restructuring process of our Company and we are defining a remediation plan to be implemented promptly. To address these material weaknesses we have identified, we have added the task of preparing a risk analysis and action plan for these material weaknesses to the Audit Committee’s agenda.

The actions that we are taking are subject to ongoing management review. See “Item 15 —Controls and Procedures.” However, we cannot assure you that these remedial measures will be effective or complete, or that we will be able to implement such measures or any additional measures in a timely manner. After we implement these remedial measures, these material weaknesses identified in our internal control over financial reporting may not be successfully remedied.

The covenants in our debt agreements could cause a reduction in our income from operations.

Some of our debt instruments have cross default provisions and restrictive covenants, including mandatory repayment obligations that require prepayment in the event of an asset sale or failure to maintain certain debt coverage ratios. If a mandatory payment is triggered, or any other covenant is breached in project-related debt, proceeds from our project-related debt may not be available to use in the operation of those projects. In 2015, certain creditors foreclosed on collateral securing our secured debt obligations, such as Deutsche Bank, which foreclosed on certain of our shares in GACN. We entered into remedial agreements with other lenders related to assets securing debt obligations such as shares in San Martin thereby decreasing our ability to generate income from this and other assets or investments.

We may not be able to make payments in U.S. Dollars. We have to pay interest and principal on our dollar-denominated debt with revenues generated in pesos or other currencies, as we do not generate sufficient revenue in U.S. Dollars from our operations.

The depreciation of the Mexican peso has negatively affected our ability to repay any debt we have in U.S. dollars. The peso depreciated from Ps. 14.7348 per U.S. dollar on December 31, 2014 to Ps. 17.3398 per dollar on December 31, 2015, and was 18.21 on May 13, 2016. Given that more than 69% of our income is paid in Mexican pesos, this depreciation trend and any further depreciation will additionally negatively affect our ability to make payments in U.S. dollars. Only our Facchina subsidiary generates a significant portion of its income in U.S. dollars, and our bonding and operating agreements significantly restrict our ability to use the cash from operations for any purpose other than that company’s operations.

Our business and our ability to continue operations are highly dependent on sales volume, which has been significantly reduced as a result of our financial situation.

We are highly dependent on the Mexican government for sales. Since announcing our restructuring we have not yet been awarded a significant contract by the Mexican government. Although the rate of awards is lower than in prior years across the industry, not receiving any project awards is not viable going forward. If we are not able to come to agreements with clients for additional works, or to qualify to bid on new projects, we will be unable to operate.

If we are subject to bankruptcy proceedings, it may result in the inability of holders of our shares and ADSs to recover any of their investments.

Our future is dependent on our ability to refinance or restructure our indebtedness successfully. If we fail to do so for any reason, we might not be able to continue as a going concern and could be forced to seek relief under applicable bankruptcy procedures, in which case our shares and ADSs may lose all or substantial amount of their value.

Our performance is tied to Mexican public sector spending on infrastructure facilities.

Our performance historically has been tied to Mexican public sector spending on infrastructure facilities and to our ability to bid successfully for such contracts. Mexican public sector spending, in turn, generally has been dependent on the state of the Mexican economy. A decrease in public sector spending as a result of a deterioration of the Mexican economy, changes in Mexican governmental policy, or for other reasons can have an adverse effect on our financial condition and results of operations. Beginning in the second half of 2008 and due to the impact of the credit crisis and turmoil in the global financial system, the rate of awards of infrastructure projects in Mexico was slower than contemplated under the National Infrastructure Program, although we did see an increase in contracting in 2010 and 2011 for our company. Federal elections were held in Mexico on July 2, 2012, Enrique Peña Nieto of the political party known as the Partido Revolucionario Institucional, or PRI, obtained a plurality of the vote and assumed office on December 1, 2012. In 2015, the PRI again won a plurality with its coalition parties in Congressional elections. Although the PRI won a plurality of the seats in the Mexican Congress, no party succeeded in securing a majority in either chamber of the Mexican Congress. The absence of a clear majority by a single party is likely to continue, at least until the Presidential and Congressional elections in 2018. In the period leading up to and following the change in presidential administration, the number of large public sector construction contracts the Mexican government offered for public bidding decreased. The rate of awards decreased in 2014 due to a decrease in public works spending in Mexico. In 2015 the rate of awards decreased due to both a decrease in public works spending in Mexico as well as the reputational and other consequences of our restructuring. We cannot provide any assurances that the rate of awards will not increase or decrease. Decreases in the number of available projects or delays in bidding for projects, including delays in payment for current projects, can also result from the federal, state or local administration reviewing the terms of project contracts granted by the previous administration or authorities pursuing different priorities than the previous administration or authority. Additionally, the Mexican government may face budget deficits that prohibit it from funding proposed and existing projects or that cause it to exercise its right to terminate our contracts with little or no prior notice. The decrease in the price of oil in 2015 negatively affected Mexico’s economy generally and its infrastructure spending in particular. Traditionally Mexico’s revenues have been highly dependent on oil revenues. With the drop in price and its effect on the Mexican Peso, Petroleos Mexicanos decreased its spending by 11.5% in February 2015, further producing decreases in infrastructure spending. We cannot provide any assurances that economic and political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operation. See “—Risks Related to Mexico and Other Markets in Which We Operate—Economic and political developments in Mexico could affect Mexican economic policy and adversely affect us.”

Our current accounts payable to our key providers and other providers may impair our ability to successfully complete our current projects or to bid at competitive prices for future projects.

Our accounts payable to our providers was Ps. 7,285 million at December 31, 2015. There are key products in the Mexican market that we generally need to source for all our projects, including cement and machinery. If our key providers or other local providers stop providing services for our current projects it may severely delay or impair our projects. If our failure to pay key providers results in their ceasing to provide goods and services, we would be forced to obtain these products from providers who may require guarantees or uncompetitive prices.

Competition from foreign and domestic construction companies may adversely affect our results of operations.

The market for construction services in Mexico is highly competitive. As a result of the integration of the Mexican economy into the global economy, we compete with foreign construction companies for most of the industrial and infrastructure projects on which we bid in Mexico and civil construction projects as well. We believe that competition from foreign companies has reduced and may continue to reduce the Mexican construction industry’s operating margins, including our own, as foreign competition has driven down pricing. Furthermore, our foreign competitors may have better access to capital and greater financial and other resources, which would give them a competitive advantage in bidding for such projects.

Foreign competition also allows sponsors such as government agencies for infrastructure construction and industrial construction projects to require contractors to provide construction on a “turnkey” basis, which increases our financial risks.

Our use of the percentage-of-completion method of accounting for construction contracts could result in a reduction of previously recorded profits.

Under our accounting policies, we measure and recognize a large portion of our revenues and profits under the percentage-of-completion accounting methodology for construction contracts. This methodology allows us to recognize revenues and profits ratably over the life of a construction contract, without regard to the likelihood, and timing, of receipt of cash payments, by comparing the amount of the costs incurred to date against the total amount of costs expected to be incurred. The effect of revisions to estimated costs, and thus revenues, is recorded when the amounts are known and can be reasonably estimated. These revisions can occur at any time and could be material, including under contracts like our construction contract for Line 12 of the Mexico City metro system. However, as our clients are under scrutiny related to their processes of project variation and controls, we reevaluated those projects where the recovery of amounts included in our progress toward completion was unlikely either in the near-term or at all and determined that we needed to reserve a significant portion of amounts owed to us related to costs and estimated earnings in excess of billings, thereby affecting our profits. Given the uncertainties associated with these types of contracts and inherent in the nature of our industry, it is possible for actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded profits in the future as well.

Our future revenues will depend on our ability to finance and bid for infrastructure projects.

In recent years we have been increasingly required to contribute equity to and arrange financing for construction projects. We are currently undertaking various construction and infrastructure projects that involve significant funding commitments and minimum equity requirements. Our policy is not to bid for projects that have significant financing requirements without prior funding commitments from financial institutions. However, we cannot assure you that we will obtain financing on a timely basis or on favorable terms, particularly due to the continuing defaults on our indebtedness and the ongoing restructuring process. The financing requirements for public construction contracts may range from a term of months to the total construction period of the project, which may last several years. Providing financing for construction projects, however, increases our capital requirements and exposes us to the risk of loss of our investment in the project. In particular, uncertainty and tightening in the global credit markets, including developments related to the global economic crisis, may adversely affect our ability to obtain financing. Our inability to obtain financing for any of these projects could have a material adverse effect on our financial condition and results of operation. Additionally, EMICA (our parent company) had been increasingly been required to give parent guarantees as a form of credit enhancement for debt of our subsidiaries, as well as to accept take-out financing clauses (where the debtor commits to either incur or cause the project company to incur permanent or long-term indebtedness in order to refinance short-term project indebtedness) and clauses which, if invoked, typically require EMICA to pay additional amounts under a loan agreement as may be necessary to compensate a lender for any increase in costs to such lender as a result of a change in law, regulation or directive. Our ability to obtain financing through parent company guarantees may also be affected by our parent company’s defaults.

Global credit crises or unfavorable general economic and market conditions, including those that affect the Mexican economy may negatively affect our liquidity, business and results of operations, and may affect a portion of our client base, subcontractors and suppliers.

The effect of an economic crisis and related turmoil in the global financial system on the economies in which we operate, our clients, our subcontractors, our suppliers and us cannot be predicted. It could lead to reduced demand and lower prices for construction projects, air travel and our related businesses. The Mexican economy has suffered from a devaluation of the Peso versus the U.S. dollar during 2015, as well as a significant decrease in the price of oil, both of which have affected the Mexican financial markets. See “—Our performance is tied to Mexican public sector spending on infrastructure facilities.” In response to market conditions, clients may choose to make fewer capital expenditures, to otherwise slow their spending on or cancel our services, to delay payments (which may in turn cause us to pay our providers more slowly) or to seek contract terms more favorable to them. Furthermore, any financial difficulties suffered by our subcontractors or suppliers could increase our costs or adversely impact project schedules.

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

Historically, a majority of our construction business was conducted under unit price contracts, which contain an “escalation” clause that permits us to increase unit prices to reflect the impact of increases in the costs of labor, materials and certain other items due to inflation. These unit price contracts allow flexibility in adjusting the contract price to reflect work actually performed and the effects of inflation. However, our construction contracts, and construction contracts throughout the industry, have been increasingly fixed price or not-to-exceed contracts, under which we are committed to provide materials or services at fixed unit prices, including our two major raw material requirements—cement and steel. Fixed price and not-to-exceed contracts shift the risk of any increase in our unit cost over our unit bid price to us. See “Item 4. Information on our Company—Business Overview—Description of Business Segments—Construction—Contracting Practices.”

In the past we experienced significant losses due to risks assumed by us in fixed price and not-to-exceed contracts, and we may face similar difficulties in the future. For example, a number of our construction contracts specify fixed prices for various raw materials and other inputs necessary for the construction business, including steel, asphalt, cement, construction aggregates, fuels and various metal products. Increased prices of these materials can negatively affect our results if we are unable to transfer the risk to the client. Under the terms of many of our fixed price contracts, we have been required to bear the cost of the increases in the cost of raw materials from the time we entered into the contracts, which has adversely affected our results of operations and liquidity. While we may enter into long term contracts with certain providers of cement and steel for the life of some of our larger projects, we have generally relied on purchases from various suppliers. Prices for various steel products increased significantly between 2003 and 2008, we believe due in part to a decrease in production and global consumption because of the global financial crisis, but stabilized beginning in 2009, which continued through 2015. Despite a significant depreciation in the Mexican peso, steel prices have fluctuated between +/-5% mainly because of the low demand for steel in Mexico caused by a slower pace in the construction and infrastructure projects. Although we seek to negotiate for the recovery of the increase in the cost of raw materials in our contracts whenever possible, we cannot assure you that we will be successful in recovering any portion of these cost increases, which will negatively affect our operating margins.

We may also experience other construction and administrative cost overruns, including as a result of incorrect contract specifications that we are unable to pass on to the customer. We expect that, because of conditions attendant to financing arrangements, future concession-related, infrastructure and industrial construction contracts may not permit an adjustment of the contract price for additional work done due to incorrect project specifications and, as a result, our operating margins and liquidity would be negatively affected. Additionally given that our clients have increased regulation related to project variations, we may not be able to recover for these changes in our civil construction projects. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Construction—Civil Construction.”

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

Our participation in projects and other operations, particularly including our participation in joint ventures and affiliates, or acquisitions, outside Mexico involves greater and different risks than those typically faced in Mexican projects and could jeopardize our profits.

To date, our foreign projects and operations in Latin America and elsewhere have generated negative to mixed results. We have experienced significant losses on projects in Latin America and elsewhere in the past. There can be no assurance that our projects outside of Mexico will be successful, which would jeopardize profits.

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

We have entered into various types of hedges, including with respect to foreign currency exposure, and other trading derivative instruments for the terms of some of our credit facilities with the objective of reducing the uncertainties resulting from interest rate and exchange rate fluctuations. To date, our derivative financial instruments have had mixed results. Their marked-to-market valuation as of December 31, 2015 decreased our derivative liabilities by Ps.46 million and decreased our derivative assets by Ps. 937 million.

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

A substantial percentage of our cash and cash equivalents is held through less-than-wholly owned subsidiaries, or in reserves, that restrict our access to them.

As of December 31, 2015, we had total cash and cash equivalents of Ps. 9,289 million, of which Ps. 4,473 million was restricted, as compared to Ps. 3,513 million of restricted cash as of December 31, 2014. Restricted cash is presented as a separate line item in our statement of financial position. As of December 31, 2015, we held Ps. 5,058 million that represent 54% of our consolidated cash and cash equivalents (including restricted cash) through less-than-wholly owned subsidiaries (including 29% in the Airports segment, 10% in the Kantunil–Cancun toll road, 6% in Rio Verde-Ciudad Valles Highway and 5% in Acapulco Tunnel among others). Approximately Ps. 4,231 million, the remainder of our total cash and cash equivalents as of December 31, 2015, was held in our parent company EMICA or in other operating subsidiaries.

A portion of our cash and cash equivalents are held in reserves established to secure financings. These resources form part of our restricted cash, mentioned above, as presented in our statement of financial position. At December 31, 2015, Ps. 4,039 million, or 43%, of our cash and cash equivalents were held in reserves established to secure financings, including any related expenses, principally in connection with the following projects: the SPC Projects, the Acapulco Tunnel, the Kantunil–Cancun Toll Road, Rio Verde-Ciudad Valles Highway, the La Piedad bypass and the Palmillas-Apaseo El Grande Toll Road, all of which are restricted. The reserve requirements of such financings could also limit our access to liquid resources and limit our ability to decide when to use our cash and cash equivalents.

Additionally, some uses of cash and cash equivalents by certain of our less than wholly-owned subsidiaries require the consent of the other shareholders or partners, as applicable, of such subsidiary, such as Caisse de depot et placement du Quebec or (CDPQ) in the case of ICA OVT Constructora Meco S.A. in the case of the Domingo Diaz project in Panama, and Promotora del Desarrollo de America Latina, S.A. de C.V., in the case of Scenic Bypass project in Acapulco. While the cash held in these entities is not designated for a specific use or set aside as a compensating balance, the requirements for its use could limit our access to liquid resources or limit us from freely deciding when to use cash and cash equivalents outside of normal operations.

A significant portion of our assets are pledged under financing arrangements.

Portions of our assets are pledged to a number of banks under credit arrangements, including: Credit Suisse AG, Cayman Islands Branch, Global Bank Corporation; Banco Inbursa, BBVA Bancomer Institución de Banca Multiple, Grupo Financiero BBVA Bancomer; Banco Mercantil de Norte, S.A. Grupo Financiero Banorter; Bancodel Bajo, S.A, Banco Nacional de Obras y Servicios Publicos, S.N.C; Bancolombia, S.A., Deutsche Bank AG, London Branch; Interamerican Credit Corporation and Sociedad Hipotecaria Federal. The assets we have pledged include collection rights under construction contracts, concessions, construction machinery and equipment, real property, dividend rights and shares of each of our financed concession projects. Notably among these, we have pledged, Autovia Necaxa-Tihuatlan, S.A. de C.V., (“Auneti”), our joint venture that operates the Nuevo Necaxa-Tihuatlan highway, our 50% interest in Los Portales, S.A., a real estate associate located in Peru, our interest in the El Realito project, our interest in the Agua Prieta project, our shares of Autopista Naucalpan Ecatepec, S.A. de C.V., (“ANESA”), the contractor for the Rio de los Remedios-Ecatepec toll highway project, as well as the collection rights of the Rio de Los Remedios-Ecatepec project and Palmillas-Apaseo El Grande toll road Apaseo El Grande Toll Road. In general, assets securing credit arrangements will remain pledged until the arrangement secured by these assets expire. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these banks and our ability to incur further debt (whether secured or unsecured) is limited. In 2015, Deutsche Bank foreclosed on certain of our shares in GACN and subsequently, during 2016, we have reached agreements with other secured parties regarding foreclosure on additional shares in GACN.

We may have difficulty obtaining the letters of credit and performance bonds that we require in the normal course of our operations.

Historically, our clients have required us to obtain bonds to secure, among other things, bids, and performance, or to make advance payments. In recent years, however, our clients, including the Mexican Federal Electricity Commission (Comision Federal de Electricidad), the Mexican Ministry of Communication and Transportation, and Petroleos Mexicanos, or Pemex, and foreign clients, have increasingly required letters of credit and other forms of guarantees to secure such bids, to advance payments and to guarantee performance. As a result of our financial condition, we have found it difficult to obtain the performance bonds or letters of credit necessary to perform the large infrastructure projects in Mexico and abroad that historically have generated a substantial majority of our revenues. We cannot assure you that in the future we will not find it difficult to obtain performance bonds or letters of credit as lenders generally have reduced the credit they extend to us for bonding and our access to new sources of letters of credit and bonding for our construction projects is restricted as a result of our current defaults. Our ability to provide additional letters of credit and other forms of collateralized guarantees is limited, which may impact our ability to participate in projects in the future.

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

In recent years, we have increasingly been required to meet minimum equity requirements, certain financial ratios or more stringent experience requirements (particularly in international biddings) and obtain transaction ratings on our financial proposals from a recognized rating agency in order to bid on large public infrastructure projects. For example, Pemex, Mexico’s state-owned oil company, has increasingly required that companies that submit bids for certain of its public projects meet minimum equity requirements. Similarly, Mexico City’s government has increasingly required that companies submitting bids for its public works projects meet minimum financial ratios. The levels and types of ratios vary substantially. We cannot assure you that we will be able to comply with such during our restructuring or in the future. If we do not meet such requirements, it could impair our ability to bid for potential projects, which would have an adverse effect on our financial condition and results of operations.

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

In 2015, the global infrastructure industry was subject to increasing anticorruption scrutiny, implicating some of the biggest companies in the industry.

Our business may evolve through foreign or domestic mergers, acquisitions or divestitures which may pose risks or challenges.

Our Board of Directors and management may from time to time engage in discussions regarding possible strategic transactions, including merger, acquisition or divestment transactions with third parties and other alternatives, for the purpose of strengthening our position or restructuring our company. However, there can be no assurance that we will be able to successfully identify, negotiate and complete any such strategic transactions. In addition, if we complete a strategic transaction, the implementation of such transaction will involve risks, including the risks that we will not realize the expected benefits of such transaction, that we may be required to incur non-recurring costs or other charges and that such transaction may result in a change in control. In addition, certain strategic transactions must be approved by our stockholders or Board of Directors, depending upon their materiality, and may require, among other things, approval from governmental agencies.

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

We enter into various joint ventures, associations and other strategic alliances and collaborations as part of our engineering, procurement, construction and infrastructure businesses, including ICA Fluor, Los Portales, and Actica Sistemas S. de R.L. de C.V., or Actica, as well as project-specific joint ventures, including the Eastern Discharge Tunnel, On April 13, 2015, we entered into an agreement with the Caisse de dépôt et placement du Québec to sell a 49% stake in our subsidiary ICA Operadora de Vías Terrestres, S.A.P.I. de C.V. (“ICA OVT”), created on March 19, 2015, which owns the concessions for Consorcio del Mayab, S.A. de C.V., ICA San Luis, S.A. de C.V., Libramiento La Piedad, S.A. de C.V. and Túneles Concesionados de Acapulco, S.A. de C.V. The success of these and other joint ventures depends, in part, on the satisfactory performance by our joint venture partners of their joint venture obligations. If our joint venture partners fail to satisfactorily perform their joint venture obligations as a result of financial or other difficulties, the joint venture may be unable to adequately perform or deliver its contracted services. Under these circumstances, we may be required to make additional investments and provide additional services to ensure the adequate performance and delivery of the contracted services. These additional obligations could result in reduced profits or, in some cases, significant losses for us with respect to the joint venture. We cannot assure you that our business partnerships or joint ventures will be successful in the future.

Our current financial constraints, our defaults on our debt instruments, including those related to certain of our joint ventures may cause us to divest of revenue generating businesses or deconsolidate them due to change of control provisions.

We cannot assure you that we will not be forced to decrease our holdings in our joint ventures or fully divest them. For example, our acquisition of San Martin required certain payments over time and our inability to make such payments when due resulted in the sale of our controlling interest in that company. We now own a non-controlling interest and may further decrease our holding due to our default on a loan guaranteed by our shares in this entity.

If we are unable to form teaming arrangements, our ability to compete for and win certain contracts may be negatively impacted.

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

We may bring claims against project owners for additional costs that exceed the contract price or for amounts not included in the original contract price, including change orders. These types of claims occur due to matters such as owner-caused delays, increased unit prices or changes from the initial project scope that result, both directly and indirectly, in additional costs. Often, these claims can be the subject of lengthy arbitration, litigation or third-party expert proceedings, and it can be difficult to accurately predict when these claims will be fully resolved. When these types of events occur and unresolved claims are pending, we may invest significant working capital in projects to cover cost overruns pending the resolution of the relevant claims. With respect to change orders in particular, we may agree on the scope of work to be completed with a client without agreeing on the price, and in this case we may be required to use a third-party expert to set the price for the change order. We do not have control over such third-party experts and they may make price determinations that are unfavorable to us. As of December 31, 2015, we had Ps. 6,672 million of allowance for doubtful accounts related to contract and trade receivables, including an allowance for doubtful accounts in the Civil Construction segment related to the Line 12 of the Mexico City metro system project, Barranca Larga in Oaxaca and Lazaro Cardenas Port Terminal in

Michoacan,. See “Item 8. Financial Information—Legal and Administrative Proceedings—Line 12 of the Mexico City Metro.” A failure to promptly recover on these types of claims and change orders could have a material adverse effect on our liquidity and financial condition. As of December 31, 2015, we created reserves for doubtful accounts receivable in the amount of Ps.5,380 in the Civil Construction Segment related to Barranca Larga, Terminal de Contenedores and Corredor Norte, as related to certain claims and unbilled but executed works.

Our operational stability during the restructuring and potential growth in the future will require us to hire and retain qualified personnel. If we lose key members of our management team and are unable to attract other qualified personnel, our business could be adversely affected.

Over the past years, the demand for employees who engage in and are experienced in the services we perform has continued to grow as other competitors enter the market, and as a result of the structural legal reforms related to the oil and gas industry. Although we significantly reduced our overall workforce in 2015 and continue to do so in connection with asset sales and our cost reduction plan, our current projects and our continuing obligations require us to retain employees. Our successful restructuring is also dependent upon being able to attract and retain personnel, including engineers, corporate management and craft employees, who have the necessary and required experience and expertise. Competition for this kind of personnel is intense and our reputation in the marketplace related to the restructuring and the corresponding reduction in workforce may affect our ability to compete. Difficulty in attracting and retaining these personnel could reduce our capacity to perform adequately in present projects and to bid for new ones.

We maintain a workforce based upon current and anticipated workloads. If we do not receive future contract awards or if these awards are delayed, we may incur significant costs.

Our estimates of future performance depend on, among other matters, whether and when we will receive certain new contract awards. While our estimates are based upon our good faith judgment, these estimates can be unreliable and may frequently change based on newly available information. As of December 31, 2015, the number of employees in our workforce decreased by 9,188 employees as compared to December 31, 2014, based on decreased expectations for future projects in the near term, resulting in additional costs under Mexican labor law related to these reductions. In the case of large-scale domestic and international projects where timing is often uncertain, it is particularly difficult to predict whether and when we will receive a contract award. The uncertainty of contract award timing can present difficulties in matching our workforce size with our contract needs. If an expected contract award is delayed or not received or if as a result of the current restructuring we need to continue to reduce our workforce, Mexican labor law requirements could cause us to incur costs resulting from reductions in workforce or redundancy of facilities that would have the effect of reducing our profits.

Risks Related to Our Airport Operations

Our Airport segment’s operating income and net income are dependent on our subsidiary GACN, and GACN’s revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at its airports.

We operate 13 concessioned airports in Mexico through Grupo Aeroportuario del Centro Norte, S.A. de C.V. (“GACN”). As of December 31, 2015, we controlled shares representing approximately 37.5% of GACN’s capital stock. Our interest in GACN exposes us to risks associated with airport operations.

In 2015, GACN represented 14% of our consolidated revenues and 32% of our operating income. GACN’s airport concessions from the Mexican government are essential to GACN’s contribution to revenues and operating income. Any adverse effect on GACN would have an adverse effect on our operating results.

Historically, a substantial majority of GACN’s revenues have been derived from aeronautical services, and GACN’s principal source of aeronautical services revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to GACN. In 2015, 2014 and 2013, passenger charges represented 55.6%, 55.5%, and 54.2%, respectively, of GACN’s total revenues. GACN’s revenues are thus closely linked to passenger and cargo traffic volumes and the number of air traffic movements at its airports. These factors directly determine GACN’s revenues from aeronautical services and indirectly determine its revenues from non-aeronautical services. Passenger and cargo traffic volumes and air traffic movements depend in part on many factors beyond our control, including economic conditions in Mexico, the U.S. and the world, the political situation in Mexico and elsewhere in the world, high incidences of crime, particularly related to drug trafficking, throughout Mexico but especially in the northern cities, the attractiveness of GACN’s airports relative to that of other competing airports, fluctuations in petroleum prices (which can have a negative impact on traffic as a result of fuel surcharges or other measures adopted by airlines in response to increased fuel costs) and changes in regulatory policies applicable to the aviation industry. International conflicts and health epidemics, such as the Influenza A(H1N1) epidemic, and the Ebola crisis, Zika and Chikungunya, have negatively affected the frequency and pattern of air travel worldwide. The future occurrence or worsening of any of such developments going forward would adversely affect GACN’s business, and in turn, our business. Any decreases in passenger and cargo traffic volumes and the number of air traffic movements to or from our airports as a result of these factors could adversely affect GACN’s business, results of operations, prospects and financial condition, thereby negatively affecting our overall results.

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

Because a substantial majority of GACN’s international flights involve travel to the U.S., it may be required to comply with security directives of the U.S. Federal Aviation Authority, in addition to the directives of Mexican aviation authorities. The International Civil Aviation Organization, an agency of the United Nations Organization, established security guidelines requiring checked baggage on all international commercial flights as of January 2006, and all domestic commercial flights as of July 2006, to undergo a comprehensive screening process for the detection of explosives; on May 1, 2014, the Mexican Bureau of Civil Aviation published similar guidelines. Security measures taken to comply with future security directives or in response to a terrorist attack or threat could reduce passenger capacity at GACN’s airports due to increased passenger screening and slower security checkpoints, as well as increase our operating costs, which would have an adverse effect on GACN’s business, results of operations, prospects and financial condition. Recent world events such as the terrorist attacks in Paris and Brussels and other attacks attributed to the Islamic State of Iraq and Syria or any other organization could lead to additional security measures taken by the FAA or the ICAO and could require GACN to incur additional costs to comply with these measures. Similarly, GACN’s airport operations and passenger volume could be negatively impacted by terrorist attacks on aircrafts, such as those which occurred with international airlines’ aircraft operating over Egypt and the Ukraine in 2015.

Other international events such as the conflicts in the Middle East and public health crises such as the Severe Acute Respiratory Syndrome, or SARS crisis and the Influenza A(H1N1) crisis, the Ebola crisis, Zika and Chikungunya have, in the past, negatively affected the frequency and pattern of air travel worldwide. Because GACN’s revenues are largely dependent on the level of passenger traffic in its airports, any general increase of hostilities relating to reprisals against terrorist organizations, further conflict in the Middle East, outbreaks of health epidemics such as SARS, Influenza A(H1N1) and, Ebola, Zika and Chikungunya,or other international events of general concern (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could cause a material adverse effect on GACN’s business, results of operations, prospects and financial condition.

Variations in international fuel prices could directly or indirectly affect GACN’s business and results from operations.

Although international fuel prices, which represent a significant cost for airlines using GACN’s airports, have decreased in recent months, in the past, increased costs were among the factors leading to cancellations of routes, decreases in frequencies of flights, and in some cases even contributed to filings for bankruptcy by some airlines. Likewise, recent decreases in international fuel prices have led to budgetary cuts in Mexico, affecting economic growth and consumer spending. Any substantial variation in fuel prices could have an adverse effect on GACN’s results of operations and financial condition.

GACN provides a public service regulated by the Mexican government and its flexibility in managing its aeronautical activities is limited by the regulatory environment in which it operates.

GACN operates its airports under concessions, the terms of which are regulated by the Mexican government. As with most airports in other countries, GACN’s aeronautical fees charged to airlines and passengers are regulated. In 2015, 2014 and 2013, approximately 67.5%, 67.9% and 66.4%, respectively, of GACN’s total revenues were earned from aeronautical services, which are subject to price regulation under its maximum rates. These regulations may limit GACN’s flexibility in operating its aeronautical activities, which could have a material adverse effect on its business, results of operations, prospects or financial condition. In addition, several of the regulations applicable to GACN’s operations and that affect its profitability are authorized (as in the case of its master development programs) or established (as in the case of its maximum rates) by the Ministry of Communications and Transportation for five-year terms. We generally do not have the ability to unilaterally change GACN’s obligations (such as the investment obligations under its master development programs or the obligation under its concessions to provide a public service) or increase its maximum rates applicable under those regulations should passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, this price regulation system may be amended in the future in a manner that would cause additional sources of GACN’s revenues to be regulated, which could limit GACN’s flexibility in setting prices for additional sources of revenues that are not currently subject to any restriction.

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

Although GACN’s master development programs and maximum rates through 2000 have been set, we cannot predict what GACN’s master development plan for 2021 and the following years will establish. When determining GACN’s maximum rates for the next five-year period (covering 2021 to 2025), the Ministry of Communications and Transportation may be subject to significant pressure from different entities (for example, the Mexican Federal Competition Commission (Comisión Federal de Competencia) and the carriers operating at GACN’s airports) to modify GACN’s maximum rates, which may reduce the profitability of our airport business. The laws and regulations governing our airport business, including the rate-setting process and the Mexican Airport Law, may change in the future or be applied or interpreted in a way that could have a material adverse effect on GACN’s business, results of operations, prospects and financial condition.

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

Of the total aeronautical revenues generated at GACN’s airports in 2015, Aerovias de Mexico, S.A. de C.V., or Aeromexico, and its affiliates accounted for 28.3%, VivaAerobus represented 16.3%, Interjet represented 17.5% and Volaris represented 12.1%.

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

A substantial portion of our operations is conducted in Mexico and is dependent upon the performance of the Mexican economy. As a result, our business, financial condition and results of operations may be affected by the general condition of the Mexican economy, over which we have no control. See “Item 4. Information on our

Company—History and Development of our Company—Public Sector Spending and the Mexican Economy.” In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates. We cannot assume that such conditions will not return or that such conditions will not have a material adverse effect on our business, financial condition or results of operations.

In 2008, GDP grew by approximately 1.8% and inflation reached 6.5%. Mexico entered into a recession beginning in the fourth quarter of 2008, and in 2009 GDP fell by approximately 6.5% and inflation was 3.6%. In 2010, GDP grew 5.5% and inflation reached 4.4%. In 2011, GDP grew by 3.9% and inflation declined to 3.8%. In 2012, GDP grew by 3.9% and inflation decreased to 3.6%. In 2013, GDP growth fell to 1.1% and inflation reached 3.97%. In 2014, GDP grew by 2.1% and inflation reached 4.0%. In 2015, GDP grew by 2.5% and inflation reached 2.13%.

Mexico also has, and is expected to continue to have, high real and nominal interest rates as compared to the United States. The annualized interest rates on 28-day Cetes averaged approximately, 3.7%, 3.0 % and 3.1% for 2013, 2014 and 2015 respectively. As of December 31, 2015, 55% of our debt is denominated in Mexican pesos, and we may continue to incur peso-denominated debt for our projects in Mexico for which the source of repayment of financing is in Mexican pesos. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates compared to U.S. dollar-denominated debt.

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

A substantial portion of our construction revenues and a substantial portion of our debt, including the Senior Notes are denominated in U.S. dollars, while the majority of our raw materials, a portion of our long-term indebtedness and a substantial portion of our purchases of machinery and day-to-day expenses, including employee compensation, are denominated in Mexican pesos. As a result, an appreciation of the Mexican peso relative to the U.S. dollar would decrease our dollar revenues when expressed in Mexican pesos. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods, due to the translation of the financial results of our foreign subsidiaries.

In 2015, there was a significant depreciation in the Mexican peso against the U.S. dollar, and the noon buying rate increased to Ps. 17.3398 on December 31, 2015, representing a depreciation of approximately 17.7% compared to December 31, 2014. The Mexican peso has since further depreciated, and the noon buying rate was Ps. 18.2105 per U.S.$1.00 on May 13, 2016. Fixed price and not-to-exceed contracts require us to bear the risk of fluctuation in the exchange rate between the Mexican peso and other currencies in which our contracts, such as financing agreements, are denominated or which we may use for purchases of supplies, machinery or raw materials, day-to-day expenses or other inputs. A severe devaluation or depreciation of the Mexican peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated indebtedness or obligations in other currencies. While the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange control policies in the future. We cannot assure you that the Mexican Central Bank will maintain its current policy with respect to the peso. Currency fluctuations may have an adverse effect on our financial condition, results of operations and cash flows in future periods. Such effects include foreign exchange gains and losses on assets and liabilities denominated in U.S. dollars, fair value gains and losses on derivative financial instruments, and changes in interest income and interest expense. These effects can be more volatile than our operating performance and our cash flows from operations. See “—Risks Related to Our Operations—Our hedging contracts may not effectively protect us from financial market risks and may negatively affect our cash flow.”

Economic and political developments in Mexico could affect Mexican economic policy and adversely affect us.

Mexican governmental actions concerning the economy and state-owned enterprises could have a significant effect on Mexican private sector entities in general, and us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities. In the past, economic and other reforms have not been enacted due to legislative gridlock. Because no single party obtained a clear majority in the 2015 congressional election, governmental gridlock and political uncertainty may continue.

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

The law incorporates recommendations by the Financial Action Task Force on the prevention of money laundering and terrorism financing. Effective November 2013, certain of our subsidiaries, including our subsidiary ICA Planeación y Financiamiento, S.A. de C.V., SOFOM E.N.R., or ICAPLAN, are subject to additional reporting and other procedural requirements to comply with the law and implementing regulations, in particular with regard to our operations related to intercompany loans, real estate sales, and real estate leasing.

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

Additionally, home sales in low-income housing depend substantially on purchasers’ access to credit through the Institution for Worker’s Housing (Instituto del Fondo Nacional de la Vivienda para los Trabajadores, or Infonavit), a public funding agency. An increase in drug-related offenses and other crime has led to higher vacancy rates in housing developments in the northern border states of Mexico. As a result, it is possible that Infonavit may restrict grants or disbursements of housing credit in northern cities.

Developments in other countries could adversely affect the Mexican economy, our business, financial condition or results of operations and the market value of our securities.

The Mexican economy, the business, financial condition or results of operations of Mexican companies and the market value of securities of Mexican companies may be, to varying degrees, affected by economic, geopolitical and market conditions in other countries. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. In recent years, economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of NAFTA and increased economic activity between the two countries. In the second half of 2008, the prices of both Mexican debt and equity securities decreased substantially as a result of the prolonged decrease in the United States securities markets. This general correlation continued in 2011 and 2012. However, in the first quarter of 2013 the Mexican economy declined while the U.S. economy improved. For example, during 2014 and 2015 the U.S. securities market trended upward while the Mexican market oscillated at a stable rate. Nonetheless, adverse economic conditions in the United States, the termination of NAFTA or other related events or geopolitical events with global repercussions could have a material adverse effect on the Mexican economy. However, Mexico may not, and has not, uniformly benefited from the strengthening of the U.S. economy. The Mexican debt and equities markets also have been adversely affected by ongoing developments in the global credit markets. We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not materially adversely affect our business, financial condition or results of operations.

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

Risks Related to our Securities and our Major Shareholders

We have been notified by the New York Stock Exchange that the average trading price of our ADSs does not meet the New York Stock Exchange’s continued listing requirements.

The New York Stock Exchange requires a certain minimum average trading price over a thirty-day period. On January 8 2016, we were notified by the New York Stock Exchange that the average trading price of our ADSs did not meet the New York Stock Exchange’s continued listing requirements. We may not be able to comply with or remedy the average trading price in order to continue trading after the cure period for doing so expires. If we are unable to comply with the NYSE’s trading price requirements, the NYSE may suspend our ADSs from trading.

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

As of December 31, 2015, the total beneficial shareholding of our directors and executive officers (including shares held in a management trust) was approximately 67,234,136 or 11.0%, of our outstanding shares. This total included shares beneficially owned by the Chairman of our Board of Directors, Bernardo Quintana Isaac, or his family, including Alonso Quintana (our former Chief Executive Officer, and a member of our Board of Directors), Diego Quintana (formerly responsible for investments in our industrial construction operations and all partnerships, former member of our Board of Directors and current Chairman of GACN’s Board of Directors), and Rodrigo Quintana (our General Counsel), comprising approximately 7.4% of our outstanding shares. Additionally, the management trust held 21,631,035 or 3.5%, of our outstanding shares (including 1.1% shares included in the total of beneficial ownership by the Quintana family). Another trust controlled by our management, the foundation trust, held 8,343,608 or 1.4%, of our shares. See “Item 6. Directors and Senior Management—Share Ownership,” “—Compensation—Management Bonuses” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

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

•

statements of our plans, objectives or goals, including those related to anticipated trends, competition, regulation, financing, key management personnel, restructuring, subsidiaries and subcontractors, government housing policy and rates;

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

We are an engineering, procurement and construction company, and a provider of construction services to both public and private-sector clients in Mexico and abroad. We are engaged in a full range of construction and related activities, involving the development and construction of infrastructure facilities, as well as industrial and urban construction. In addition, we are engaged in the construction, maintenance and operation of airports, highways, social infrastructure and tunnels and in the management and operation of water supply systems and solid waste disposal systems under concessions granted by governmental authorities.

Since 1947, we have expanded and diversified our construction and related businesses. In the past, our business strategy had been to strengthen and expand our core construction business, while diversifying our sources of revenue. We are active in every stage of the infrastructure development cycle, from engineering and financing to construction and operation. In 2016 we expect to focus on our construction activities in Mexico. Our construction business accounted for approximately 62% of revenues in 2015, 66% in 2014, 67% in 2013 and 80% in 2012.

We also expect to continue our planned asset sales. These planned asset sales may be of our entire interest in an asset or may involve sales of shares representing less than a controlling interest which would allow us to obtain value in the short term and retain control. This includes the securitization and subordination of our project debt and sale of minority stake in our assets.

Due to our current lack of liquidity, in December 2015 we suspended corporate debt payments and entered into a full operational and financial restructuring. As of December 31 2015, our restructuring was focused on cost reduction, including a reduction of our workforce. Our workforce of 22,116 total employees (of which 9,898 are administrative staff) as of December 31, 2015 represents a reduction of 9,188 total employees and 2,295 administrative staff employees, as compared to December 31, 2014. Our workforce of 18,069 total employees (of which 8,473 are administrative staff) as of April 30, 2016 represents a reduction of 14,647 total employees and 4,072 administrative staff employees as compared to April 30, 2014.

Capital Spending

Our capital spending program is focused on the acquisition, upgrading and replacement of property, plant and equipment as well as investments in infrastructure concessions required for our projects.

The following table sets forth our capital spending for each year in the three-year period ended December 31, 2015. Capital spending in the following table includes amounts invested for property, plant and equipment as well as for acquisitions of real estate inventories, which are included in the Corporate and Other segment. Acquisitions of real estate inventories are included in operating activities in our consolidated statements of cash flows. Accordingly, the table below does not reflect capital expenditures as reported in our consolidated statements of cash flows. Capital spending in our Industrial Construction segment is not reflected in our consolidated capital spending, but is incorporated in our consolidated results through our share in results of joint ventures and associated companies.

	Year Ended December 31,
	2015		2015	2014	2013
	(Millions of U.S. dollars)		(Millions of Mexican pesos)
Civil Construction	U.S.$	166	Ps. 2,877	Ps. 710	Ps. 487
Industrial Construction		5	85	52	—
Airports		32	558	436	489
Concessions		223	3,862	3,394	5,861
Corporate and Other		57	986	2,362	1,276

Industrial Construction Eliminations		(5)	(85)	(52)	—
Total	U.S.$	478	Ps. 8,283	Ps. 6,902	Ps. 8,113

Aggregate capital spending increased 20% in 2015 as compared to 2014. The increase in aggregate capital spending in 2015 primarily reflected increased spending in our Construction and Concession segments. The increased spending in our Construction segment was primarily due to investments in machinery and equipment. Concession segment was primarily due to investments in Barranca Larga-Ventanilla Highway, Palmillas – Apaseo el Gande toll road and Acapulco Scenic Bypass. In our Airports segment the increase in spending primarily resulted from increased spending on improvements related to teminals, runways and aprons. The decreases in the Corporate and Other segment primarily resulted from the decrease in our real state business .

Our principal capital expenditures currently in progress include Ps. 3,862 million in investments in our Concessions segment. Most of our principal expenditures are in Mexico and funded through third party financings, including proceeds from our 2011, 2012 and 2014 notes offerings and our 2009 equity offering. Third party financing, other than our 2011, 2012 and 2014 senior notes offerings and 2009 equity offering, is typically structured through project finance vehicles and, to a lesser extent, through corporate term loan financing.

In 2012, ICA acquired the business of San Martin. As of December 31, 2014, we had a pending consideration payment of US $46.4 million, equivalent to Ps.683.7 million, which was scheduled to be paid as follows: (i) a payment of US $ 33.8 million in June 2015 and (ii) another payment for US $12.6 million in May 2016, in addition to the agreement to pay interest. The payment due in June 2015 was not fully paid, resulting in the total pending consideration amount becoming immediately due and payable. However, we negotiated with the counterparty to make a partial payment and extend the date for payment of the remaining payment. On October 19, 2015, our Company received formal notification of default and on October 22, 2015, settlement of the obligation was made through delivery by our Company of 19.98% of its shareholding in San Martin, thereby reducing our investment to 31.2%. Our Company also assigned to another shareholder legal rights over dividends on future results of San Martín up to US $3 million and a new shareholder agreement was signed, where the relevant operating and financing decisions of San Martin and the board integration are in favor of another shareholder.

As a result of the above, in October 2015, ICA lost control over the management and operation in San Martín and ceased consolidating the entity as of such date.

On April 14, 2014, our subsidiary, ICATECH Corporation, acquired 100% of the equity of Facchina Construction Company, Inc. (“Facchina”), a U.S. medium-sized heavy construction firm that operates in the Washington D.C. metropolitan area and the southeast of Florida. The purchase price is payable over a five-year period and could range from our initial payment of U.S.$59.3 million to a total of U.S.$95 million if Facchina meets agreed EBITDA targets and other conditions established by us and Facchina. In 2015, we negotiated a U.S.$5.1 million reduction of initial payment amount , decreasing the intial payment to U.S.$54.2 million. As of December 31, 2015, the amount of contigent consideration is U.S.$18.4 million or Ps. 319.6 million. This acquisition is included in the Civil Construction segment

Divestitures

We have recently undertaken several divestments as part of a short-term strategy to reinvest capital in new projects and pay down certain indebtedness.

On September 3, 2015, we sold our shares of Grupo Punta Condesa, S. A. de C.V., a subsidiary of ViveICA, S. A. de C.V. The sale price was Ps. 500 million, of which Ps.150 million was collected on the date of signing the agreement, Ps. 150 million was collected within 90 calendar days following the date of the agreement and Ps. 200 million remains to be collected on July 3, 2016.

On December 17, 2015, our Company signed a sale and purchase agreement with CI Banco Institución de Banca Múltiple to sale its participation in Proactiva Medio Ambiente, S.A. de C.V. (“Proactiva”), representing 49% of the shares of Proactiva. The agreed price was Ps. 1,240 million, consisting of an initial payment of Ps. 992 million or 80% of the price, with the remaining Ps. 248 million, or 20% of the payment, deposited into a trust chosen by the buyer. Of this Ps. 248 million, 5% of the purchase price is allocated for possible indemnity payments to the buyer and 15% is allocated to payment of the remaining purchase price, subject to certain conditions being met and subject to adjustments under the contract.

In September 2015, our Company transferred its fiduciary rights in the real estate development Reserva Escondida, for Ps. 100 million.

In October 2015, our Company sold its 50% stake in Grupo Rodio Kronsa for an amount of Ps. 284 million.

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

Subsequently, on December 17, 2014, Aeroinvest sold approximately 0.9% of its shares in GACN, or 3.5 million GACN shares at a price of Ps. 61.50 per Series B share and an aggregate sale price of Ps. 215 million.

In August 2015, Aeroinvest sold a total of 12,081,300 Series B Shares of GACN, or approximately 3.02% of Series B Shares of GACN outstanding of the Issuer, including the sale of 12,081,300 Series B Shares through a block trade on the Mexican Stock Exchange to a third party through Barclays Bank, PLC for a price of Ps. 83.5 per Series B Share.

On January 5, 2016, Aeroinvest merged into CONOISA, a wholly-owned subsidiary of EMICA, with CONOISA as the surviving entity. As a result of this internal merger, CONOISA assumed all of the rights and obligations of Aeroinvest, including with respect to Aeroinvest’s beneficial ownership of Series B Shares of GACN.

In January 2016, in connection with the termination of a financing transaction with Banco Santander Mexico S.A. (“Santander”), (i) on January 8, 2016, Santander sold an aggregate of 27,795,120 Series B Shares of GACN, or 6.9% of Series B Shares of GACN currently outstanding, at a price of Ps. 78.01 per Series B Share, which resulted in aggregate net proceeds of Ps. 2,168 million; and (ii) on January 15, 2016, Monex Casa de Bolsa, S.A. de C.V.,

Monex Grupo Financiero, as pledge administrator under the financing transaction sold an aggregate of 2,550,475 Series B Shares of GACN, or 0.6% of Series B Shares of GACN currently outstanding, at a price of Ps. 77.37 per Series B Share, which resulted in an aggregate net proceeds of Ps. 197 million.

In a series of sales between January 29, 2016 and February 5, 2016, CONOISA sold an aggregate of 4,386,250 Series B Shares of GACN, or approximately 1.10% of Series B Shares of GACN outstanding at an average price of Ps. 84.05 per Series B Share.

On February 2, 2016, as a result of a foreclosure on Series B Shares of GACN pledged as collateral to Deutsche Securities, S.A. de C.V., Casa de Bolsa (“Deutsche Bank”) in connection with a loan to CONOISA (as successor in interest to Aeroinvest), Deutsche Bank sold an aggregate of 33,162,600 Series B shares of GACN or 8.29% of Series B Shares of GACN currently outstanding at a price of Ps. 78.51 per Series B Share.

Between March 10, 2016 and March 17, 2016, as a result of a foreclosure on Series B shares of GACN pledged to Value, S.A. de C.V., Casa de Bolsa (“Value”) in connection with a loan agreement between Value, ICA Planeación y Financiamiento, S.A. de C.V., S.O.F.O.M., E.N.R and CONOISA (as successor in interest to Aeroinvest), Value sold an aggregate of 6,814,578 Series B Shares of GACN or 1.70% of Series B Shares of GACN currently outstanding at an average price of Ps. 90.94 per Series B Share, released the pledge on 907,100 Series B Shares of GACN (the “Remaining Value Shares”), which were returned to CONOISA and terminated the financing transaction.

On March 18, 2016, CONOISA sold the Remaining Value Shares at a price of Ps. 92.12 per Series B Share. As of May 12, 2016, we owned, directly and indirectly, 14.32% of Series B Shares of GACN.

See Note 42 to our consolidated financial statements.

In August 2013, we completed the sale of our 18.7% stake in Red de Carreteras de Occidente, S.A.B. de C.V., or RCO, the concessionaire for approximately 760 kilometers of highways in Mexico, to funds managed by Goldman Sachs for approximately Ps. 5,073 million. The gain on the sale in this investment was Ps. 441 million.

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

Subsequently, on December 5, 2014, we and CGL announced that we had terminated the agreement due to the parties’ failure to obtain consent from the Mexican federal government for the transaction as proposed. However, as we actively sought sale of our investment, we continued to report discontinued operations in our consolidated financial statements as of and for the year ended December 31, 2014.

During 2015, after not receiving a formal offer to purchase, the administration of our Company decided to withdraw its intention to sell such assets. Consequently, at December 31, 2015, we reclassified the operations of the two SPC contracts to continuing operations for all years presented.

On April 13, 2015, we announced that we had signed an agreement with the Caisse de dépôt et placement du Québec (CDPQ) to form an entity focused on developing, operating, and acquiring non-rail road, highway and toll-road infrastructure assets in Mexico. Under the agreement, we sold to CDPQ a 49% interest in our subsidiary ICA OVT, which owns the toll road and highway concessions of our concessionaire subsidiaries Consorcio del Mayab, S.A. de C.V., ICA San Luis, S.A. de C.V., Libramiento La Piedad, S.A. de C.V. and Túneles Concesionados de Acapulco, S.A. de C.V., including the concessions for the Mayab Toll Road, the Rio Verde-Ciudad Valles Highway, the La Piedad Bypass and the Acapulco Tunnel. We hold a 51% stake in ICA OVT after the closing of the transaction. We continue to operate the highways owned by ICA OVT and are responsible for all operating and maintenance and major maintenance requirements for those highway concessions. In June 2015, our Company completed the sale of 49% of our stake in ICA OVT to CDPQ, who paid approximately Ps. 3,014 million for the participation in ICA OVT’s capital. The financial statements of ICA OVT continue to be incorporated in the consolidated financial statements, since we exercise control over the entity.

Public Sector Spending and the Mexican Economy

Our performance and results of operations historically have been tied to Mexican public sector spending on infrastructure and industrial facilities. Mexican public sector spending, in turn, has generally been dependent on the state of the Mexican economy and accordingly has varied significantly in the past. Mexico’s gross domestic product grew by 5.5% in 2010. In 2012 GDP grew by 3.9%, and in 2013, GDP grew by 1.1%. In 2014, GDP grew by 2.1%. In 2015, GDP grew by 2.5%. The average interest rates on 28-day Mexican treasury notes were 3.14% in 2015, 3.0% in 2014 and 3.7% in 2013. Inflation was 2.13% in 2015, 4.1% in 2014 and 3.9% in 2013.

According to the INEGI, GDP of the Mexican construction sector, in real terms as compared to the prior year, increased by 2.5% in 2015, increased by 1.9% in 2014 and decreased by 4.7% in 2013, and represented 7.1%, 7.3%, and 7.4% of Mexico’s total gross domestic product in those years, respectively. According to data published by the Mexican Ministry of Finance and Public Credit, the average annual budgetary investment in infrastructure was 7.2% of GDP during 2013, and 5.5% during the period between 2008 and 2012.

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

On April 28, 2015, Banco de Mexico announced that they reported an operating surplus of Ps. 31,000 million in their audited financial statements for the year ended at December 31, 2014. As a result, its board decided, in compliance with the Banco de Mexico Law, to transfer this amount to the Mexican Federal Government.

On February 17, 2016 the Mexican Ministry of Finance and Public Credit announced adjustments to the 2016 annual budget, reducing it by Ps. 132.3 billion, or 0.7 of Mexico’s GDP. The entities most affected by this reduction in the annual budget were Pemex with a reduction of Ps. 100 billion and the Federal Government itself with a reduction of Ps. 32 billion. 40% of the Ps. 2016 annual budget reduction affects investment projects that have no immediate technical or legal feasibility. The 2016 annual budget protects projects such as the New Airport of Mexico City and the Train between Mexico and Toluca, which are a priority for the administration.

On April 4, 2016, a 175 billion budget cut was announced for the 2017 budget, affecting mainly the health, education and agriculture sectors. Among the priority programs of the government, a program of railway infrastructure of the SCT and three of the Comisión de Energía e Hidrocarburos will have reduced budgets for the year 2017.

B. BUSINESS OVERVIEW

For the years ended at December 31, 2015, 2014 and 2013, our results are presented with the following five business segments under IFRS:

•	Civil Construction,

•	Industrial Construction,

•	Concessions,

•	Airports, and

•	Corporate and Other.

Historically, substantially all of our construction services were performed in connection with projects developed and financed by third parties. However, the current industry trend is that governments and government agencies, including the Mexican government and Mexican state-owned enterprises, have significantly changed their spending practices on traditional infrastructure and industrial facilities and have sought, instead, to stimulate private investment in such facilities. Accordingly, we are increasingly required to participate in arranging the financing for the construction of infrastructure facilities and to invest equity or provide other financing for such projects. Competition has also increased due in part to the ability of many foreign competitors to obtain financing on more attractive terms. We have experienced an increase in demand (and expect to continue experiencing strong demand) for infrastructure projects in which we are required to obtain financing, especially in projects for the construction of highways, railroads, power plants, hydroelectric projects, prisons, water storage facilities and oil drilling platforms and refineries.

Description of Business Segments

Construction

Our construction business in 2015 was divided into the Civil Construction and Industrial Construction segments. See “Item 4. Business Overview—Description of Business Segments—Construction—Civil Construction” and “—Industrial Construction.”

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

In recent years, however, our construction contracts have been increasingly of the fixed price type or not to exceed type, which generally do not provide for adjustment of pricing except under certain circumstances for inflation or as a result of errors in the contract’s specifications, or mixed price contracts in which a portion of the contract is at fixed price and the rest at unit prices. Examples of mixed price projects in which we are currently involved include the Eastern Discharge Tunnel. Fixed price, not-to-exceed and mixed price contracts collectively accounted for approximately 46% of our Civil Construction backlog as of December 31, 2015, 58% of our Civil Construction backlog as of December 31, 2014 and 56% of our Civil Construction backlog as of December 31, 2013. Despite the decrease as a percentage of our backlog in 2015, we believe that fixed price contracts are more prevalent in the construction market and the contracts that we enter into in the future may reflect this shift to fixed price contracts. Additionally, we expect that, because of conditions attendant to financing arrangements, future concession-related, infrastructure and industrial construction contracts may restrict the adjustment of the contract price for additional work done due to incorrect contract specifications.

However, under Mexican law, traditional public works contracts provide for the price adjustment of certain components, regardless of whether the contract is fixed price or mixed price. Under a traditional public works mechanism, the counterparty pays us periodically (often monthly) as our work is certified over the term of the contract and we do not finance the project.

We earn a portion of our Civil Construction revenues under contracts whose prices are denominated in currencies other than Mexican pesos, substantially all of which are of the fixed price, mixed price or not-to-exceed type. Approximately 79% of our contract awards in 2015 (based on the contract amount) were foreign-currency denominated, including the Facchina’s contracts. Approximately 16% of our Civil Construction backlog as of December 31, 2015 was denominated in foreign currencies. Our foreign currency denominated contracts are denominated in U.S. dollars, Costa Rican colones, Peruvian Soles Colombian pesos and Guatemalan Quetzals.

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

In addition to construction contracts for new projects, increases in the scope of work to be performed in connection with existing projects are an important source of revenue for us. In 2015, increases in scope of work accounted for Ps. 8,734 million in our total construction backlog. Construction contracts for such work are not typically put up for bid, but are negotiated by the client with the existing contractor.

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

Consolidated backlog includes contracts pursuant to which we control a project, such as when we hold a controlling interest, a leadership role and decision-making power regarding key project areas. Through September 2015, we consolidated the backlog of San Martin, both its civil construction backlog and its mining services backlog but commencing in October 2015, we deconsolidated both revenue and backlog. See Note 2 c to our consolidated financial statements. For internal reporting purposes, we group our mining services business within our Civil Construction segment due to the similarity between our mining services and certain services provided by our traditional construction business, which leads us to review and manage our mining activities within the scope of our Civil Construction segment’s performance metrics.

The following table sets forth, at the dates indicated, our backlog of Civil Construction, mining services and other services contracts. See Note 8 to our consolidated financial statements.

	Civil Construction	Mining Services	Other Services
	(Millions of Mexican pesos)
Backlog at December 31, 2013	Ps. 30,658	Ps. 4,949	Ps. 751
New contracts in 2014	22,437	2,886	—
Changes and adjustments in 2014(1)	6,449	(228)	31
Less: Construction revenue earned in 2014	22,587	2,836	444

Backlog as of December 31, 2014	Ps. 36,957	Ps. 4,770	Ps. 337
New contracts in 2015	5,595	2,170	—
Changes and adjustments in 2015(1)	8,030	(4,937)	228
Less: Construction revenue earned in 2014	18,201	2,003	474

Backlog as of December 31, 2015	Ps. 32,380	Ps. 0	Ps. 91

(1)	Adjustments include change orders and additional work.

Total Civil Construction contract awards and net additions to existing contracts totaled Ps. 13,624 million (approximately U.S.$786 million) in 2015. Ten projects represented approximately 75% of backlog in the Civil Construction segment, and 86% of total consolidated backlog, each at December 31, 2015. The following table sets forth certain information relating to these ten projects:

	Amount	Estimated Completion Date	% of Total Civil Construction Backlog
	(Millions of Mexican pesos)
Civil Construction Backlog
Monterrey VI Aqueduct	4,688	36 months after commencement of construction	14%
Santa Maria Dam, Sinaloa	4,125	Third quarter of 2018	13%
Facchina Contracts Construction, USA	3,612	—	11%
Palmillas – Apaseo EL Grande Toll Road	3,398	Fourth quarter of 2016	10%
Mitla – Tehuantepec Highway	2,822	Fourth quarter of 2016	9%
Mexico – Toluca Suburban Train	2,397	Fourth quarter of 2017	7%
Eastern Discharge Tunnel	2,196	Fourth quarter of 2018	7%
Churubusco Water Tunnel	2,219	Fourth quarter of 2017	7%
Package Highways Sonora State	1,392	Second quarter of 2019	4%
Guatemala Penitentiary	1,226	Second quarter of 2016	4%

As of December 31, 2015, approximately 16% of Civil Construction backlog was attributable to construction projects outside of Mexico. Public sector projects represented approximately 81% of our total Civil Construction backlog. At December 31, 2015, construction contracts with a value exceeding U.S.$200 million accounted for 38% of our total Civil Construction backlog, construction contracts with a value ranging from U.S.$100 million to U.S.$200 million accounted for 40% of our Civil Construction backlog and construction contracts with a value of less than U.S.$100 million accounted for 21% of our total Civil Construction backlog. Of these ten projects, the Mitla-Tehuantepec Highway had changes to margins, which decreased by 1.2% in 2015 compared to 2014, Facchina’s Projects decreased in 2.9%, the Palmillas – Apaseo El Grande Highway decreased by 1.1%, Tunel Emisor Oriente decreased by 2.4%, Churubusco Xochiaca Tunnel decreased by 0.3% and the Sonora Package Highways in Sonora State decreased by 0.9% .

In the case of joint ventures in which we share control, as well as associated companies, we include in unconsolidated backlog a share of expected contract revenues that corresponds to our percentage interest in the joint venture or associated company.

The following table sets forth, at the dates indicated, our unconsolidated backlog of joint venture and associated company contracts.

	As of December 31,
	2015		2015	2014	2013
	(Millions of U.S. dollars)		(Millions of Mexican pesos)
Joint Venture and Associated Company Backlog	U.S. $	1,855	Ps. 32,163	Ps. 43,921	Ps. 10,864

In 2015, Civil Construction backlog included the maintenance of approximately 990 kilometers of oil pipelines in southern Colombia for Ps. 1,937 million, the construction of the Acapulco Scenic Bypass in Acapulco Guerrero for Ps. 1,051 million and Facchina’s joint ventures for Ps. 464 million. We also incorporated backlog from San Martin’s joint ventures of Ps. 5,938 million.

Joint venture and associated company backlog increased 51% from 2015 over 2014 principally due to the incorporation of San Martin’s backlog related to mining and construction, which as of December 31, 2015 were Ps. 5,938 million, and the incorporation of a Ps. 17,616 million agreement related to ICA Fluor on the Tula 4a Package, Joint venture and associated company backlog increased 95% from 2014 over 2013 principally due to new contracts of ICA Fluor (of which we own a 51% share), including Ps. 18,339 million from the Tula Refinery Phase II, Ps. 9,379 million from the Ramones II Sur Gas Pipeline and Ps. 3,549 million from the well pad modules for Shell Canada, as well as net contract additions. See “Item 4. Information on our Company—Business Overview—Description of Business Segments—Construction—Civil and Industrial Construction”.

The amount of backlog is not necessarily indicative of our future revenues related to the performance of such work. Although backlog represents only business that is considered to be firm, we cannot assure you that cancellations or scope adjustments will not occur. In 2015, cancellations and scope adjustments did occur with respect to the TEC II and Monterrey VI contracts. However, margin trends are primarily influenced by the mix of projects in backlog, competition on awarded contracts, overall industry trends, force majeure, and delay in delivery of or obtaining rights-of-way, change orders and alleged breaches of contract, many of which are difficult to predict. In the period leading up to and following the change in presidential administration, the number of large public sector construction contracts the Mexican government offered for public bidding decreased. We experienced a significant decrease in the rate of awards in 2013 due to the change of administration as well as the administration’s initial focus on structural reforms, rather than a focus on its infrastructure projects. We have continued to experience a slowdown in contract awards through the first quarter of 2016. We can make no assurances that the rate of awards will increase.

In certain instances, we have guaranteed completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any such schedule or performance requirements could result in costs that exceed projected profit margins, including substantial penalties fixed as a percentage of a contract price. Fixed price, not-to-exceed and mixed price contracts collectively accounted for approximately 46% of our Civil Construction backlog as of December 31, 2015. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Backlog.”

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

In our Civil Construction segment, in addition to the Mexican companies, we compete primarily with Spanish and Brazilian companies. Major competitors include IDEAL and Carso Infraestructura y Construcciones, S.A. de C.V., both related parties of Grupo Carso, Omega Construcciones Industriales, S.A. de C.V., GIA+A, S.A. de C.V., Tradeco Infraestructura, S.A. de C.V., La Peninsular Compañia Constructora S.A. de C.V. (a member of Grupo Hermes), COCONAL, S.A. de C.V., Promotora y Desarrolladora Mexicana, S.A. de C.V., Azvi-Cointer de Mexico, S.A. de C.V., Fomento de Construcciones y Contratas, S.A., or FCC, ACS Actividades de Construcciones y Servicios, S.A. and Dragados S.A. (together, ACS), Mota-Engil, S.A. de C.V., and Constructora Aldesem, S.A. de C.V. This market is fragmented, with many small local participants in civil construction. In our Concessions segment, we compete primarily with Mexican and Spanish companies, including IDEAL, Globalvia Infraestructuras, S.A. de C.V., Compañia Contratistas Nacional, S.A. de C.V., La Peninsular Compañia Constructora, S.A. de C.V., OHL Mexico, S.A.B. de C.V., Promotora y Operadora de Infraestructura, S.A.B. de C.V., Fomento de Construcciones y Contratas, S.A., FCC Aqualia, S.A., Acciona Agua, S.A., Abengoa Mexico, S.A. de C.V., Impulsa Infraestructura, S.A. de C.V., Mota-Engil, S.A. de C.V., Mitusui de México, S. de R.L. de C.V., Grupo México, S.A.B de C.V. and GIA, S.A. de C.V.

We believe that our proven track record in Mexico and our experience and know-how have historically allowed us to maintain our leadership position in the Mexican construction market. Nevertheless, our recent limited liquidity has decreased our ability to compete in both the Concessions and Civil Construction segments. In recent years, the sponsors of many infrastructure construction and industrial construction projects throughout the world, including Mexico, have required contractors to provide construction on a “turnkey” basis. Many of our foreign competitors have better access to capital and greater financial and other resources. As a result, we have been increasingly experiencing significant competition in Mexico from Brazilian, Chinese, Japanese, Spanish and, to a lesser extent, other European construction companies.

Raw Materials

The main raw materials we require for our construction operations are cement, construction aggregates and steel. In our Civil Construction segment, raw materials accounted for Ps. 4,702 million, or 13%, of our consolidated cost of sales in 2015, Ps. 5,861 million, or 19%, of our consolidated cost of sales in 2014 and Ps. 3,806 million, or 16%, of our consolidated cost of sales in 2013.

Civil Construction

Our civil construction business focuses on infrastructure projects in Mexico, including the construction of roads, highways, transportation facilities (such as mass transit systems), bridges, dams, ports, hydroelectric plants, prisons, tunnels, canals and airports, hospitals, athletic complexes as well as the construction, development and remodeling of large multi-storied urban buildings, including office buildings, multiple-dwelling housing developments shopping centers. Our Civil Construction segment has also pursued projects in other parts of Latin America such as: Panama, Colombia, Guatemala, Costa Rica, Chile, Peru (through San Martín a consolidated subsidiary through September 2015, subsequently accounted for as an equity method investment), as well as in the United States (through Facchina). Our civil construction business performs activities such as demolition, clearing, excavation, de-watering, drainage, embankment fill, structural concrete construction, concrete and asphalt paving, mining services and tunneling.

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

In 2015, our Civil Construction segment accounted for approximately 62% of our total revenues.

The civil construction business projects are usually large and complex and require the use of large construction equipment and sophisticated managerial and engineering techniques. Although our Civil Construction segment is engaged in a wide variety of projects, our projects generally involve contracts whose terms range from two to five years.

We have played an active role in the development of Mexico’s infrastructure and have completed large infrastructure facilities and constructed buildings throughout Mexico and Latin America. Among the facilities and buildings we have constructed from our incorporation in 1947 through 2015:

•	the Apulco, Comedero, El Novillo, El Caracol, Cajon de Peña, Tomatlan, Infiernillo, Chicoasen, El Guineo, El Cobano, Jicalan, Falcon, Huites, Aguamilpa, Caruachi, El Cajon and La Yesca power dams;

•

the Mazatlan-Culiacan, Leon-Lagos-Aguascalientes, Guadalajara-Tepic, Mexico City-Morelia-Guadalajara, Cuernavaca-Acapulco, Oaxaca-Sola de Vega, Libramiento La Piedad, Río de los Remedios Ecatepec, Rioverde-Ciudad Valles and, Nuevo Necaxa-Tihuatlán concessioned highways and the Tehuacan-Oaxa federal highways as well as the Panama South Corridor;

•

17 of the 58 existing airports in Mexico and two airports outside Mexico (the Tocumen Panama international airport in Panama and the Philip S.W. Goldson international airport in Belize) and Terminal 2 of the Mexico City International Airport;

•

Buildings, including: offices, hospitals, stadiums, hotels such as Torre Mayor, Internacional Convention Center in Los Cabos, Manuel Gea González Hospital, Chivas Soccer Stadium, Hyatt Regency (formerly Hotel Nikko), Paraíso Radisson in Mexico City represent just some of our important buildings.

•	Lines 1through 12, A and part of B of the Mexico City metro system; and

•	deep sewage systems, such as Río de la Compañía Tunnel, Medellín Northern Interceptor and Tunnel Emisor Oriente.

The following projects under construction contributed the most to revenues in the Civil Construction segment during 2015:

•	Mitla – Tehuantepec Highway;

•	Monterrey VI Aqueduct (1);

•	Churubusco Xochiaca Water Tunnel;

•	Facchina projects (including Le Parc, Apollo Residences at Town Center, the Grove at Grand Bay, Crimson Tower and Hoffman Town Center);

•

San Martin projects (including Minera Chinalco Peru S.A., Hudbay Peru SAC, Union Andina de Cementos S.A.A. – UNACEM S.A.A., Gold Fields La Cima S.A.A. Shougang Hierro Peru S.A.A, and Compañía Minera Coimolache, S.A.);

•	Palmillas-Apaseo El Grande Toll Road;

•	Lazaro Cardenas Port Terminal;

•	Corredor Norte Toll Road in Panama;

•	Barranca Larga – Ventanilla Highway; (1)

•	Eastern Discharge Tunnel;

•	Mexico-Toluca Railway Tunnel; and

•	Santa Maria Dam.

(1)	These projects have recently been suspended; see further discussion below.

The civil construction business’ contract awards and additions in 2015 totaled approximately Ps. 13,624 million (approximately U.S.$786 million), of which Ps. 9,699 million were awarded outside Mexico, including the Facchina contracts.

The following projects were key projects in the Civil Construction segment, due to their contributions of revenues or backlog to the segment in 2015:

Mitla-Tehuantepec Highway. In June 2010, through our wholly-owned subsidiaries, Caminos y Carreteras del Mayab, S.A.P.I. de C.V. and CONOISA, we entered into a 20-year PPP concession for the construction, operation and maintenance of the 169-kilometer Mitla-Tehuantepec federal highway, which is expected to link the city of Oaxaca with the Isthmus of Tehuantepec, Mexico, thereby increasing connectivity between the industrial port of Salina Cruz and Oaxaca. The construction contract has a value of approximately Ps. 9,456 million. Construction of the highway, which includes three segments—Mitla-Santa María Albarradas, Santa Maria Albarradas-Lachiguir and Lachiguiri-Entronque Tehuantepec II. In January 2012, we completed the transfer of a 40% interest in this concession to IDEAL and now hold a 60% interest. In 2013, we entered into an agreement with IDEAL in this project, whereby we gained control of the construction contract. The highway is expected to be completed in November 2017. A rescheduling of the term of the construction works is currently under negotiation between the concessionaire and the Communications and Transportation Ministry, (“the SCT”), as a result of delays in the project caused by certain political and social issues and delays in the delivery of rights of way outside our Company’s control.

Monterrey VI Aqueduct. On October 6, 2014, a consortium led by our subsidiary CONOISA signed one of the first contracts under the new Public Private Partnership law in Mexico with the Water and Drainage Services of Monterrey (Servicios de Agua y Drenaje de Monterrey), the water and sanitation services company of the State of Nuevo León. CONOISA has a 37.75% interest in the consortium. As of the date of this report the project is expected to be approximately Ps. 17,684 million. The Monterrey VI Aqueduct will bring water from intake works on the Rio Panuco to the existing Cerro Prieto reservoir in Linares, Nuevo León and pass through the states of San Luis Potosi, Veracruz, and Tamaulipas. The 84-inch diameter pipeline will have a maximum capacity of 6,000 liters/second. The project also includes six pumping stations, seven regime change tanks, a regulation tank, a pre-treatment system, and telemetry. The project has been suspended by the Water and Drainage Services of Monterrey and the consortium hasn’t received any further communication from the client.

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

Barranca Larga – Ventanilla—Highway. In August 2012, our construction company Ingenieros Civiles Asociados, S.A. de C.V. was awarded a contract to perform the construction work under the Barranca Larga – Ventanilla concession. This concession was awarded on April 16, 2012, by the Ministry of Communications and Transportation to our concession subsidiary Desarrolladora de Infraestructura Puerto Escondido, S.A. de C.V., or DIPESA. It is a 30-year concession for the construction, operation and maintenance of the 104-kilometer Barranca Larga-Ventanilla toll road in the state of Oaxaca. Constructions cost overruns caused by social and environmental issues and updated traffic studies have shown that the project is no longer financially viable. Accordingly, ICA has suspended construction work on most of the project. ICA is currently analyzing alternatives to restore the project to financial viability. An allowance of Ps. 1,731 million was recorded related to receivables from cost overruns; additionally, an impairment of Ps. 2,209 million in the intangible asset was recorded in 2015. See Note 13(h) to our consolidated financial statements.

Eastern Discharge Tunnel. In November 2008, the Mexican National Water Commission (Comisión Nacional del Agua), the government of Mexico City and the government of the state of Mexico, acting together as a trust, awarded an ICA-led consortium a Ps. 9,595 million (excluding value-added tax) contract for the construction of the Eastern Discharge Tunnel (Tunel Emisor Oriente) in the Mexico City valley. The tunnel will increase drainage capacity in the Mexico City region and prevent flooding during the rainy season. The ICA-led consortium, Constructora Mexicana de Infraestructura Subterranea, S.A. de C.V., is comprised of Ingenieros Civiles Asociados, S.A. de C.V., Carso Infraestructura y Construccion, S.A. de C.V., Construcciones y Trituraciones, S.A. de C.V., Constructora Estrella, S.A. de C.V. and Lombardo Construcciones, S.A. de C.V. We recognize 50% of the operations from this project, or Ps. 4,797 million of the total construction contract. In 2011, we entered into an agreement increasing our share of the total contract value to Ps. 7,062 million. In 2012 and 2013 we received an additional contract increase of Ps. 230 million, for a total value of Ps. 7,292 million. In 2014 we received an additional contract increase of Ps. 2,023 million, for a total value of Ps. 9,315 million. In 2015 we received an additional contract increase of Ps. 769 million, for a total value of Ps. 10,084 million. The fixed-term contract has both unit price and fixed price components, and scheduled completion of the project in October 2018. The construction contract is under a traditional public works mechanism, in which the counterparty pays us periodically (often monthly) as our work is certified over the term of the contract and we do not finance the project. The project includes the construction of a 62-kilometer tunnel and 24 related access shafts. The tunnel will start at the border of the Federal District and Ecatepec, run along one side of Lake Zumpango, and end in El Salto, Hidalgo.

Mexico – Toluca Railway Tunnel. In August 2014, we were awarded, through a consortium, a construction contract for Ps. 10,400 million, of which we recognize a backlog for Ps. 2,462 million. This contract was awarded by the by the Secretariat of Works and Services of Mexico City. The project consists of a high speed rail (160 kilometers per hour) along the 57.7 kilometer route between the Observatorio metro station in Mexico City and Zinacatepec in the State of Mexico. The second phase includes the construction of two 4.6-kilometer tunnels. This project is scheduled to take 25 months.

Santa Maria Dam. In November 2014, we were awarded a Ps. 3,989 million unit-price public-works contract by the National Water Commission and the Environmental and Natural Resources Commission for the construction of Santa Maria water storage dam, located over the Baluarte River, in the region of Rosario in Sinaloa. This public works contract has a 3-year maturity. The construction schedule is currently under negotiation with the client as a result of delays caused by a suspension order by the client. The contract scope includes river diversion works formed by two cofferdams, three 2.4 kilometer-length and 16x16 meter width portal-section tunnels with three intakes and six floodgates. The construction contract also includes containment structured works including a 153 meter concrete-based rock-fill with a 980 meters-cubed storage capacity.

Our Civil Construction segment has pursued infrastructure projects in Central, America, South America and the Caribbean Due to the current operational restructuring, we do not expect to seek future projects abroad in the near future except for those associated with Facchina. In the past, projects in these areas have ranged from construction of a section of the subway system in Santiago, Chile to the construction of a natural gas pipeline system in Argentina and the Caruachi hydroelectric dam in Venezuela. In 2015, 30% of our revenues in the Civil Construction segment were attributable to construction activities outside Mexico. In January 2010, a consortium comprised of ICA, with a 43% interest; Fomento de Construcciones y Contratas of Spain, with a 43% interest; and Constructora Meco of Costa Rica, with a 14% interest, was awarded a contract with an approximate value of U.S.$ 268 million by the Panama Canal Authority for the construction of a three-kilometer section of the new Pacific Access Channel (PAC-4) for the Panama Canal’s new Pacific locks, running parallel to the existing channel from the Pedro Miguel to the Miraflores locks. The unit price, fixed term public works contract was awarded through an international bidding process. The PAC-4 contract is part of the overall project to widen the Panama Canal. In 2011, we were awarded contracts to (i) build the Northern Interceptor Tunnel in Medellin, Colombia, (ii) extend the Avenida Domingo Diaz and the Corredor Norte highways, both in Panama City, Panama, and (iii) expand the Atlantic petroleum terminal in Limon, Costa Rica. In 2013, Ecopetrol, S.A. awarded a multi-year contract with an approximate value of U.S.$ 272 million to the Pipeline Maintenance Alliance, a consortium of which we hold a 30% interest, for the maintenance of approximately 990 kilometers of oil pipelines in southern Colombia. Work on the pipelines began in December 2013. In November 2012, the San Carlos Consortium, comprised of ICA, with a 70% interest; ALCA Ingenieria S.A.S., with a 15% interest; and NOARCO, S.A., with a 15% interest, was awarded a construction project with an approximate value of U.S.$ 40 million for the maintenance and rehabilitation of the Florencia Altamira Highway in Colombia. Due to our acquisition of the Facchina in April 2014, we acquired their contracts, which have an approximate construction backlog value of U.S.$208 million as of December 31, 2015.

Mining Services and Other Services

Additionally, in our Civil Construction segment we reported our mining services and other services contracts. As of December 31, 2015, we no longer report mining services backlog. As of December 31, 2015, the other services backlog was Ps. 91 million. This sub-segment in our backlog no longer contemplates mining contracts from San Martin its deconsolidation in October 2015. Until 2014, these projects principally reflected the contracts held by our San Martin subsidiary in Peru. As a result of our inability to pay the full amount of the remaining acquisition price of San Martin, we reduced our participation in San Martín from 51% to 31.2% during the last quarter of 2015, which led to a reduction in mining and other services backlog as of December 31 2015 compared to as of December 31 2014. The results of our participation in San Martin, via the equity method, continue to be accounted for in our Civil Construction segment.

Industrial Construction

Beginning in the fourth quarter of 2014, our executive committee began to include the stand alone internal financial data and operational performance of ICA Fluor in its regular review process due to the importance of ICA Fluor’s operations to our consolidated results, among other factors. Accordingly, we include our 50% interest in ICA Fluor as a separate Industrial Construction segment. The amounts attributable to ICA Fluor are removed from our consolidated segment information through Industrial Construction eliminations such that the operations of our Industrial Construction segment are reflected in our consolidated results through our share in results of joint ventures and associated companies. We include backlog for our Industrial Construction segment within joint venture and associated company backlog.

Industrial Construction projects focus on the engineering, procurement, construction, design and commissioning of large manufacturing facilities such as power plants, chemical plants, petrochemical plants, fertilizer plants, pharmaceutical plants, steel mills, paper mills, drilling platforms and automobile and cement factories.

Relationship with ICA Fluor. In 1993, we sold a 49% interest in our industrial construction subsidiary to Fluor Daniel Mexico, S.A., or Fluor, a subsidiary of The Fluor Corporation, forming the ICA Fluor joint venture. Since 1993, we have owned 50% of the ICA Fluor joint venture. Partner resolutions require the approval of a simple majority of ICA Fluor’s partners’ interests, except for decisions relating to matters such as capital increases, changes to ICA Fluor’s bylaws, dividend payments and a sale of all or substantially all of the assets of ICA Fluor. We and Fluor are each entitled to appoint an equal number of members of ICA Fluor’s board of directors and executive committee. Historically, we have designated the chief executive officer of ICA Fluor. In addition, we and Fluor have agreed that ICA Fluor will be the exclusive means for either party to provide construction, procurement, project management, start-up and maintenance services to the production and pipeline, power plant, petrochemical, industrial, environmental services, mining, chemicals and plastics and processing plants within Mexico, and portions of Central America and the Caribbean. This agreement will terminate upon a sale by Fluor or us of any of our partnership interests in ICA Fluor or, following a breach of any of the ICA Fluor agreements, one year after payment of any damages due to the non-breaching party in respect of this breach.

Typical Projects. Projects in our Industrial Construction segment typically involve sophisticated engineering techniques and require us to fulfill complicated technical and quality specifications. Our industrial construction backlog, as of December 31, 2015, was 43% peso-denominated and 57% dollar-denominated. 5% was fixed price and 95% was mixed price.

The most important projects under construction in our Industrial Construction segment during 2015 included:

•	Tula 4a package, Integration and auxiliary Services.

•	the Ramones II Sur Gas Pipeline;

•	Revamp of the vinyl chloride monomer (VCM) plant in Pajaritos;

•	DuPont Altamira L2,

•	Miguel Hidalgo Refinery;

•	Tula Coker plant;

•	DUBA Madero FEL 3.

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

Revamp of the vinyl chloride monomer (VCM) plant in Pajaritos. In October 2013, ICA Fluor signed a contract with Petroquimica Mexicana de Vinilo (PMV) for the revamp of the vinyl chloride monomer (VCM) plant located in the Pajaritos petrochemical complex, in Veracruz, in the Gulf of Mexico. The total contract value is approximately Ps. 2,547 million. ICA Fluor is responsible for the engineering, procurement, construction, maintenance and commissioning services of the VCM plant improvements. The project was planned to be completed in the fourth quarter of 2015, due to the occurrence of an industrial accident the project is currently suspended.

DuPont Altamira L2. In April 2013, ICA Fluor was awarded a Ps. 1,938 million contract for the construction of a new titanium dioxide train to be built in DuPont’s complex located in Altamira, Tamaulipas on the Gulf of Mexico. ICA Fluor is responsible for the construction, construction management and material management services for the production facility that was completed in April 2016.

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

Tula 4A package, Integration and auxiliary Services. In November 2015, ICA Fluor signed a contract with Pemex Refinación for the construction of a Tula 4a package, Integration and auxiliary Services that will be installed at the Miguel Hidalgo refinery in Tula, Hidalgo, Mexico. The total contract value is Ps. 17,616 million. This Phase II contract, involves providing engineering, procurement and construction (EPC) services for the plants integration and auxiliary services. It is the second package to be converted to the EPC stage under the open book established in the Phase I contract. The mechanical completion of the project is scheduled for the fourth quarter of 2017. ICA Fluor was awarded the contract for Phase I of the Residue Recovery Project for the Miguel Hidalgo refinery in 2013.

Concessions

Our Concessions segment focuses on the construction, development, maintenance and operation of long-term concessions of toll roads, tunnels, social infrastructure and water projects and accounted for 22% of our total revenues in 2015. The construction work we perform on our concessions is included in our Civil Construction segment when, pursuant to an EPC contract, we sub-contract one of our construction subsidiaries to perform the work. If the construction work is contracted with a third party, as is the case of construction of rights of way and environmentally-related construction such as environmental impact assessment, our construction subsidiaries do not perform any construction services. In these cases, the construction revenues are recognized within the Concessions segment rather than the Civil Construction segment. Our concessionaire subsidiaries also recognize financing income, which stems from the (i) reimbursement of the cost of financing obtained to build infrastructure assets granted under concession arrangements and (ii) interest income earned on concession assets accounted for as long-term accounts receivable.

We participate in all stages of infrastructure project development, including formulation, engineering, structuring and financing, construction, operation and management as part of a portfolio of assets. We monetize assets that are in the operating stage and arrange new projects under development.

During 2015, we participated in: (i) six concessioned highways operating, in whole or in part, and one operating concessioned tunnel (the Acapulco tunnel), five of which we consolidate, (ii) four highways in construction, three of which we consolidate, (iii) two operating prisons that we consolidate and (iv) the management and operation of water supply systems such as the Aqueduct II water supply system, the El Realito Aqueduct and the Agua Prieta Water Treatment plant, which we do not consolidate.

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

Highway and Tunnel Concessions

The following table sets forth certain information as of December 31, 2015, regarding the eight highway and two tunnels concessions in which we currently participate, either through subsidiaries unconsolidated joint ventures or associated companies. As of December 31, 2015, we had five highway and one tunnel concessions in operation.

Concession (highway and tunnels)	Kilometers	Date of Concession	Concession Term (Years)	% Ownership of Concessionaire	% Ownership of Construction	Concessionaire’s Net Investment in Concession (Millions of Mexican pesos)(1)	ICA’s Balance of Investment (Millions of Mexican pesos)
The Kantunil-Cancun Highway(2)(3)	296	1990	30	51	100	4,146	467
Acapulco Tunnel(2)(3)	2.9	1994	40	51	100	742	342
Acapulco Scenic Bypass(3)	8	2013	30	100	—	861	296
Rio Verde-Ciudad Valles Highway(2)(3)	113.2	2007	20	51	100	5,303	946
The La Piedad Bypass(2)(3)	21	2009	30	51	100	2,368	653
Barranca Larga-Ventanilla Highway(3)	104	2012	27	100	100	1,547	80
Palmillas – Apaseo El Grande Toll Road(3)	86	2013	30	100	—	5,824	3,350
Mitla-Tehuantepec Highway(4)	169	2010	20	60	100	7,405	1,342
Nuevo Necaxa-Tihuatlan Highway(2)(4)	85	2007	30	50	60	7,815	413

(1)	Represents each concessionaire’s investment in the applicable concession as of December 31, 2015, net of depreciation and revaluation of assets for inflation through 2007.
(2)	Concession in operation, including the extension, if any, of the toll road.
(3)	Concession fully consolidated in our financial statements.
(4)	Concession accounted for using the equity method in our financial statements. See Notes 4 and 19 to our consolidated financial statements.

The Kantunil-Cancun Highway (Mayab Consortium). On March 12, 2008, we acquired all of the equity of the Mayab Consortium, which holds the concession for the Kantunil-Cancun toll road. We paid Ps. 912 million to acquire the Mayab Consortium, which holds the concession to construct, operate, and maintain the 241.5-kilometer highway that connects the cities of Kantunil and Cancun in the states of Yucatan and Quintana Roo through December 2020. In August 2011, we signed an amendment to our concession agreement with the Ministry of Communications and Transportation to construct an extension of the toll road. The amendment includes the construction, operation, conservation and maintenance of a 54-kilometer expansion of the Kantunil-Cancun highway to Playa del Carmen and extends the term of the concession to 2050. The expansion of the highway required an estimated investment of approximately Ps. 5,370 million. We consolidate the investment in our consolidated financial statements, including long term debt that, as of December 31, 2015, was equivalent to Ps. 4,542 million. This long-term debt matures in 2034, and is expected to be repaid from toll revenues generated by the concession. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—The Kantunil-Cancun Highway (Mayab Consortium).” On June 18, 2015, we announced that we had closed an agreement to sell to CDPQ a 49% participation in our subsidiary ICA OVT, which was established on March 19, 2015 and owns the Kantunil-Cancun Highway concession. We expect to continue to operate this highway for the 35 years remaining in the concession.

Acapulco Tunnel. In 1994, the government of the state of Guerrero granted our subsidiary Tuneles Concesionados de Acapulco, S.A. de C.V., or TUCA, a 25-year concession for the construction, operation and maintenance of a 2.9-kilometer tunnel connecting Acapulco and Las Cruces. The concession term started in June 1994. On November 25, 2002, the Congress of the State Government of Guerrero approved the extension of the concession term by 15 years because the actual volume of usage was lower than the amount foreseen by the terms of the concession agreement. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Acapulco Tunnel” and Note 13 to our audited consolidated financial statements. On June 18, 2015, we announced that we had closed an agreement to sell to CDPQ a 49% participation in our subsidiary ICA OVT, which was established on March 19, 2015 and owns the Acapulco Tunnel concession. We expect to continue to operate this highway for the 19 years remaining in the concession.

Acapulco Scenic Bypass. In November 2012 the State of Guerrero awarded us with a 30-year concession for a toll tunnel and highway in Acapulco. The project includes a 3.3-kilometer tunnel from the Brisamar interchange to Cayao – Puerto Marques and a 4.7-kilometer highway from the tunnel entrance to the Zona Diamante section of Acapulco. The expected date of completion of construction is July 2017.

The Rio Verde-Ciudad Valles Highway. In July 2007, the Ministry of Communications and Transportation awarded the 20-year concession for a 113.2-kilometer highway between Rio Verde and Ciudad Valles in the state of San Luis Potosi to a consortium made up of our subsidiaries. The estimated total investment at December 2014 will be approximately Ps. 5,240 million. The scope of the concession includes: (i) the operation, conservation, maintenance, modernization, and widening of a 36.6 kilometer tranche from Rio Verde—Rayon; (ii) the construction, operation, conservation, and maintenance of a 68.6 kilometer tranche from Rayon—La Pitahaya; and (iii) the operation, conservation, maintenance, modernization, and widening of an 8.0 kilometer tranche from La

Pitahaya—Ciudad Valles. This concession includes the exclusive right for the 20-year service contract with the Mexican federal government, acting through the Ministry of Communications and Transportation. On September 19, 2008, we procured the financing for this project in the amount of Ps. 2,550 million. In August 2014, the Ministry of Communications and Transportation extended the PPP term for 4 additional years, with a termination date in August 2031. The Ministry also extended the concession for 20 additional years until August 2047. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Rio Verde-Ciudad Valles Highway.” The concession began full operations in July 2013. On June 18, 2015, we announced that we had closed an agreement to sell to CDPQ a 49% participation in our subsidiary ICA OVT, which was established on March 19, 2015 and owns the Rio Verde-Ciudad Valles Highway concession. We expect to continue to operate this highway for the 32 years remaining in the concession.

The La Piedad Bypass. On March 24, 2009, through our wholly-owned subsidiary Libramiento ICA La Piedad, S.A. de C.V., we entered into a thirty-year concession for (i) the construction, operation, conservation and maintenance of the 21.38-kilometer La Piedad Bypass, to alleviate congestion caused by long-haul traffic between the Bajio region and western Mexico, and (ii) the modernization of 38.8 kilometers of the toll-free Federal Highway 110 in the states of Guanajuato and Michoacan and 7.32 kilometers of Highway 90. This concession began full operations in November 2012. In September 2013 the Ministry of Communications and Transportation extended the concession for 15 additional years, with a termination date in March 2054 On June 18, 2015, we announced that we had closed an agreement to sell to CDPQ a 49% participation in our subsidiary ICA OVT, which was created on March 19 2015 and owns the La Piedad Bypass concession. We expect to continue to operate this highway for the 39 years remaining in the concession.

Barranca Larga-Ventanilla Highway. On April 16 2012, the Ministry of Communications and Transportation awarded us a 30-year concession for the construction, operation and maintenance of the 104-kilometer Barranca Larga-Ventanilla toll road in the state of Oaxaca. We entered into long term financing for the project on June 15 2012. An impairment loss of Ps. 2,208 million was recognized for the investment in the Barranca Larga-Ventanilla tollroad concession. Construction cost overruns caused by social and environmental issues and updated traffic studies have shown that the project is no longer financially viable. Accordingly, ICA has suspended construction work on most of the project. ICA is currently analyzing alternatives to restore the project to financial viability.

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

The Mitla-Tehuantepec Highway. On June 17, 2010, through our wholly-owned subsidiaries Caminos y Carreteras del Mayab, S.A.P.I. de CV, and Controladora de Operaciones de Infraestructura, S.A. de C.V., or CONOISA, we entered into a twenty-year PPP concession for the construction, operation and maintenance of the 169-kilometer Mitla-Tehuantepec federal highway in Oaxaca. The road includes three segments: Mitla-Entronque Tehuantepec II, Mitla-Santa Maria Albarradas and Lachiguiri-Entronque Tehuantepec II. The construction work is expected to take 40 months. The highway will link the city of Oaxaca with the Isthmus of Tehuantepec, increasing the connectivity of the industrial port of Salina Cruz with central Oaxaca. The modernized highway is expected to promote the economic development of the region and the communities along its route. We began the construction of this project in July 2012. In January 2012, we completed the transfer of 40% of this concession to IDEAL and now hold 60%. A rescheduling of the term of the construction works is currently under negotiation between the concessionaire and the SCT, as a result of delays in the project caused by political and social issues and delays in the delivery of rights of way outside our Company’s control.

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

Other Long-Term Investments

Long-term contract	Kilometers/ Volume	Date of Concession	Concession Term (Years)	% Ownership of Concessionaire	% Ownership of Construction	Concessionaire’s Net Investment in Concession (Millions of Mexican pesos)
Rio de los Remedios(1)	25.5 km	2008	5 (Renewable)	100	100	—	(2)

(1)	Fully consolidated in our financial statements. In the third quarter of 2011, the contract was amended to increase the value of the contract for the construction of the highway.
(2)	Presented in the financial statements for Ps. 11,871 million in long-term accounts receivables for construction, and Ps.271 million in current accounts receivable.

Rio de los Remedios—Ecatepec. We participate in the Rio de los Remedios—Ecatepec project with a 100% interest in ANESA (formerly known as Viabilis Infraestructura S.A.P.I. de C.V., or Viabilis). In 2008, we began participating in this project with a 50% interest in Viabilis, the contractor for the construction and financing of public works. In June 2009, we obtained a controlling interest in Viabilis by purchase one additional share above our existing 50% interest, allowing us an additional seat on the board of directors of Viabilis. As of such date, we consolidate ANESA. In May 2012, we completed the acquisition of the 50% interest we did not own in Viabilis, and as a result we now wholly own the company and changed its name to ANESA. The Ps. 6,568 million project relates to isolating a drainage canal and building a 25.5-kilometer toll highway in the Mexico City and state of Mexico metropolitan areas. The project calls for construction in three phases, with Phase 1 completed in July 2009 and Phase 2 completed in March 2013. As of the date of this report, we are in negotiations with the System of Highways, Airports, Related and Auxiliary Services (“SAASCAEM”) of the government of the state of Mexico regarding Phase 3 of the project. ANESA was awarded the construction contract for the project on November 15, 2004 by the SAASCAEM. The contract was amended and restated in May 2007. In June 2008, we obtained bridge loan financing for the project in the amount of U.S.$40 million structured by the Ahorro Corporacion of Spain with Caja de Ahorros Municipal de Burgos as agent for various lenders. We have repaid the bridge loan and subsequently became a lender to the project, and in February 2010 we entered into a long term financing agreement in the amount of Ps. 3,000 million with Banobras development bank. An allowance of Ps. 1,201 million was made for receivables for the Rio de los Remedios financed public works project, as a result of a change in the estimated return on the project. As of December 31, 2015, the 3 stretches of the Río de los Remedios-Ecatepec Highway have been in operation for two full years, generating real toll data, as well as the experience of the application of the resources managed by the Trust, and the assessment of periodic rate increases. By assessing this information, the cash flow analysis was estimated to the end of 2015, which is determined based on discounted future flows. Additionally, the cash flow variables were reviewed, taking into account the operating experience of the highway in the last 3 years, the inflation rate reduction observed during the year, and the rate increases that were lower than what had been projected. According to the results obtained, our management decided to define a maximum recovery term of 60 years, even though that pursuant to the construction contract, there is no deadline for the recovery of the account receivable, and an estimate for bad debt accounts was recorded in the amount of Ps.1,012 million, presented in the cost of concessions in the profit and loss statement and in other comprehensive loss items.

Port Concessions.

Lazaro Cardenas Port Terminal. In 2012, our affiliate APM Terminals Lazaro Cardenas, S.A. de C.V., or APMT-Lazaro Cardenas, of which we own 5%, signed a thirty-year agreement to design, finance, construct, operate and maintain the new “TEC II” container terminal in Lazaro Cardenas port, located on Mexico’s Pacific coast. There will be four separate stages of investment and construction. Phase I is expected to be completed in 2015 and was expected to require an investment of approximately Ps. 7,682 million. ICA was expected to perform 100% of the construction of Phase I. The construction contract for Phase I was awarded to ICA, which during 2015 received a notification of early termination. Currently the parties to the construction contract are involved I an ordinary dispute resolution proceeding. On June 2015, we completed the sale of our interest in this concession.

Water Distribution and Water Treatment Concessions

During 2014, we participated in one water treatment plant, which is currently under construction, and in three water supply systems, two of which are currently under construction. The following table sets forth certain information as of December 31, 2015, regarding the water treatment plant and water supply system concessions in which we currently participate, either through subsidiaries or affiliates. We account for all of our water projects using the equity method in our consolidated financial statements as we either consider that we have joint control over the joint venture investment, or we have the ability to significantly influence the key operating and financial decisions of the venture.

Atotonilco Water Treatment Plant. A consortium of which our subsidiary CONOISA holds 10.2% was awarded, through an international bidding process, the concession for the construction and operation of the Atotonilco water treatment plant in Tula, Hidalgo by the National Water Commission, (or “Conagua”). On January 7, 2010, the consortium entered into a final contract with Conagua. The consortium is responsible for the design, construction, electromechanical equipment and testing, as well as the operation, conservation and maintenance of the water treatment plant including electricity cogeneration and the removal and final disposition of all waste and biosolids that are produced, over the 25-year term of the agreement. The Atotonilco plant is expected to be the largest of its kind in Mexico and one of the largest in the world, with a treatment capacity of up to 42 cubic meters of wastewater per second. The plant will be located at the outlet of the Eastern Discharge Tunnel, which we are also building. The consortium was comprised of Promotora del Desarrollo de America Latina, S.A. de C.V., a subsidiary of Grupo Carso, as the leader with 40.8%, ACCIONA Agua S.A. with 24.26%, Atlatec, S.A. de C.V. (a subsidiary of Mitsui & Co., Ltd.) with 24.26%, our subsidiary CONOISA with 10.2% and other minority investors. The resources for the investment will be provided by the National Fund for Infrastructure for Ps. 4.6 billion, representing 49% of the equity capital of the consortium, and commercial bank debt. In December 2013, we entered into an agreement to sell our share of the concession to Promotora del Desarrollo de America Latina, S.A. de C.V. The agreement to sell our interest in this plant was signed on November 3, 2014 and the sale was completed in November 2014.

Concession	Capacity (m3mm)	Date of Concession	Concession Term (Years)	% Ownership of Concessionaire	% of Construction Work	Concessionaire’s Net Investment in Concession (Millions of Mexican pesos)(1)	Balance of the investment (Millions of Mexican pesos)
Aqueducto II water supply system (2)(3)	1.5	2007	20	42	50	2,102	303
El Realito water supply system(2) (3)	1	2009	25	51	51	1,856	230
Agua Prieta Water Treatment Plant(2) (3)	8.5	2009	20	50	100	2,209	253

(1)	Represents each concessionaire’s investment in the applicable concession, net of depreciation and revaluation of assets for inflation through 2007.
(2)	Concession in operation.
(3)	Concession accounted for using the equity method, in our financial statements. See Note 19 to our consolidated financial statements.

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

Monterrey VI. In October 2014, a consortium led by CONOISA signed one of the first contracts under the new Public Private Partnership law in Mexico with Servicios de Agua y Drenaje de Monterrey, the water and sanitation services company of the State of Nuevo León. CONOISA has a 37.75% interest in the consortium. The bulk water delivery contract includes the construction, equipment, operation, and maintenance of the Monterrey VI Aqueduct. The 372 kilometer pipeline will have a capacity of 6 cubic meters and will increase by more than 40% the supply of potable water for the Monterrey metropolitan region. This increase ensure adequate water supplies for the next 30 years. Total investment in the project is expected to be approximately Ps. 17,684 million. The Monterrey VI Aqueduct will bring water from intake works on the Rio Panuco to the existing Cerro Prieto reservoir in Linares, Nuevo León and will pass through the states of San Luis Potosi, Veracruz, and Tamaulipas. The 84-inch diameter pipeline will have a maximum capacity of 6,000 liters per second. The project also includes six pumping stations, seven regime change tanks, a regulation tank, a pre-treatment system, and telemetry. The project has been suspended by the Water and Drainage Services of Monterrey and the consortium hasn’t had any further communication from the client. We account for the concession using the equity method.

Energy Concessions

Reynosa I Windpark. On October 17, 2014, we, through our subsidiary CONOISA, announced that we had joined a consortium to invest in and build the 60 megawatt Reynosa I Windpark in Reynosa, Tamaulipas, together with Santander Capital Structuring, S.A. de C.V. (“SCS”), the capital structuring arm of the Santander Group, which focuses on investing the bank’s own capital in renewable energy, energy efficiency and climate change projects, and private equity investors.

CONOISA was expected to be the primary user of the electricity generated under long-term Power Purchase Agreements (PPAs). Some of the necessary environmental permits have been received. The Phase I project will require a total investment of approximately U.S.$151 million. CONOISA held 20% of the equity and was responsible for construction. CONOISA was also party to the asset management contract during the operation phase. SCS and private equity investors own the remaining 80%. CONOISA’s 20% stake in the project was sold to Zuma Energía, S.A. de C.V. and Zuma Energía Servicios, S.A. de C.V on March 23, 2016. Prior to the sale, the Reynosa I Windpark was accounted for as a Joint Ventures and Associated Company in our consolidated financial statements.

Discontinued operations.

As of December 31, 2015, we do not have any operations classified as discontinued operations.

In our consolidated financial statements as of and for the year ended December 31, 2014, we previously reported the project below as a discontinued operation:

Long-term contract	Kilometers/ volume	Date of Concession	Concession Term (Years)	% Ownership of Concessionaire	% Ownership of Construction	Concessionaire’s Net Investment in Concession (Millions of Mexican pesos)
SPC projects	N/A	2010	22	100	100	10,124

SPC Projects. In 2011, we entered into two agreements to build and operate over a 22-year term two federal penitentiaries (the “SPC Project”) for a total investment of Ps. 9,890 million. Construction for the projects was completed in 2012 and the projects are now operational. The infrastructure operations relate to non-penitentiary services. In January 2014, we announced that we had signed an agreement to sell CGL a 70% equity interest in our two SPC contracts. This investment was reported as a discontinued operation. On December 5, 2014, we announced the expiration of this agreement. However, as we actively sought sale of our investment, we continued to report discontinued operations in our consolidated financial statements as of and for the year ended December 31, 2014. During 2015, after not receiving a formal offer to purchase, the administration of our Company decided to withdraw its intention to sell such assets. Consequently, at December 31, 2015, we reclassified the operations of the two SPC contracts to continuing operations for all years presented. See Note 2.d to our consolidated financial statements.

Airports

Our Airports segment accounted for 14% of our total revenues in 2015.

As of December 31, 2015, we controlled the vote of 149,932,500 shares of GACN, representing 37.48% of GACN’s capital stock. Our investment in GACN was comprised of 83,132,500 Series B Shares owned directly through our wholly-owned subsidiary Aeroinvest, and 49,766,000 Series B and BB Shares controlled through our ownership of 74.5% of the capital stock of SETA. The remaining 25.5% of SETA was owned by Aeroports de Paris Management, or ADPM. The remaining shareholders in GACN held 60.56% of its outstanding capital stock and 1.96% of the shares are held in GACN’s treasury. Because of the decrease in our interest in GACN in 2013, we continued to reassess our effective control over GACN and concluded that we retained effective control through December 31, 2014 based on our substantive rights as controlling shareholder, ability to appoint directors and executives of GACN, administration of the relevant activities of GACN and other factors. Additionally during 2015 we sold 3.09% of our shares in

GACN and also reassessed our effective control over it, concluding that based on our substantive rights as the controlling shareholder of the BB shares, our ability to appoint directors and executives of GACN, administration of the relevant activities of GACN and other factors we continued to effectively control GACN. Although in 2016 we have been subject to foreclosure of additional B shares in GACN and have sold an additional 50.43% of those shares, we continue to effectively control GACN through the same rights under our shareholding agreements, as further demonstrated by our ability to nominate board members in GACN’s most recent Shareholders’ Meeting held in the second quarter of 2016. See Note 17 to our consolidated financial statements. GACN is listed on the Mexican Stock Exchange and the NASDAQ Stock Market. CONOISA (as successor in interest to Aeroinvest) and ADPM have agreed that:

•	The GACN Corporate Practices Committee and Audit Committee shall be comprised of at least three independent members; and

•	CONOISA (as successor in interest to Aeroinvest) and ADPM shall have the right to propose at least one of the members of each Committee.

Pursuant to the consortium agreement entered into among ADPM, CONOISA (as successor in interest to Aeroinvest) and Vinci, S.A. (a corporation organized under the laws of France) on May 16, 2000, as amended and restated on April 13, 2015, the shareholders of SETA agreed that ADPM shall have the right to appoint one member of our Board of Directors and that CONOISA shall have the right to appoint two directors. Since September 14, 2005, ADPM and CONOISA (as successor in interest to Aeroinvest) are the sole parties to the consortium agreement. The right to appoint certain of our officers under the consortium agreement is allocated as follows: CONOISA shall appoint our chief executive officer, chief financial officer, human resources manager (subject to the approval of ADPM) and general counsel; ADPM shall appoint our chief operating officer and our commercial and marketing officer (subject to the approval of CONOISA). The maintenance and infrastructure officer shall be appointed by SETA.

CONOISA (as successor in interest to Aeroinvest) and ADPM have also agreed that, in accordance with our bylaws, at least one member of each of our Audit Committee and Corporate Practices, Finance, Planning and Sustainability Committee shall be appointed by SETA.

The consortium agreement also requires the unanimous vote of CONOISA (as successor in interest to Aeroinvest) and ADPM to approve (if approved at the meeting on first call): (i) the pledging or creation of a security interest in any of our shares held by SETA and the shares issued by SETA; (ii) any amendments to SETA’s bylaws or the SETA shareholders’ agreement; (iii) our merger, split, dissolution or liquidation; (iv) the amendment or termination of our bylaws, the Participation Agreement, the Technical Assistance Agreement, the technology transfer agreement or related ancillary agreements; (v) changes in our capital structure; (vi) the conversion of our Series BB shares into our Series B Shares; and (vii) any sale or transfer of shares of SETA.

Under the consortium agreement, transfers by either of CONOISA or ADPM of its respective shares in SETA to an unaffiliated party are subject to limited rights of first refusal in favor of the non-transferring shareholder, and such transfers by CONOISA are subject, under certain conditions, to tag-along rights in favor of ADPM. The consortium agreement also sets forth a put option in favor of ADPM pursuant to which, under certain conditions, ADPM may require CONOISA to purchase all of ADPM’s shares in SETA in case of a disagreement between the parties with respect to a matter to be decided by our or SETA’s Board of Directors or shareholders. Through GACN, we operate 13 airports in the Central North region of Mexico pursuant to concessions granted by the Mexican government, including the Monterrey airport, which accounted for approximately 44.5% of GACN’s revenues in 2015 and 42% in 2014. The airports serve a major metropolitan area (Monterrey), three tourist destinations (Acapulco, Mazatlan and Zihuatanejo), two border cities (Ciudad Juarez and Reynosa) and seven regional centers (Chihuahua, Culiacan, Durango, San Luis Potosi, Tampico, Torreon and Zacatecas). All of the airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government.

In October 2008, GACN acquired 90% of the shares of Consorcio Grupo Hotelero T2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters of commercial space inside the new Terminal 2 of the Mexico City International Airport under a 20-year lease agreement with the Mexico City International Airport. NH Hoteles, S.A. de C.V., a Spanish company, owns the other 10%. For the year ended December 31, 2015, total revenues of the hotel amounted to Ps. 212 million. Annual average occupancy increased to 80.5% in 2015 from 79.6% in 2014. In 2015, the annual average rate per room was Ps. 1,968, as compared to Ps. 1,817 in 2014.

The substantial majority of the Airports segment’s revenues are derived from providing tariff-regulated services, which generally are related to the use of airport facilities by airlines and passengers. For example, approximately 66.4% of GACN’s total revenues in 2015 were earned from aeronautical (tariff-regulated) services such as the provision of aircraft parking, passenger walkways and airport security services. Changes in revenues from aeronautical services are principally driven by the passenger and cargo volume at the airports. All of our revenues from aeronautical services are also affected by the “maximum rates” the subsidiary concessionaires are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The “maximum rate” system of price regulation that applies to aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services. In December 2010, the Ministry of Communications and Transportation approved the master development programs for each of our Airport segment’s subsidiary concession holders for the 2011 to 2015 period. These programs will be in effect from January 1, 2011 until December 31, 2015. In December 2015, the Ministry of Communications and Transportation approved the master development programs for each of our Airport segment’s subsidiary concession holders for the 2016 to 2020 period. These five-year master development programs will be in effect from January 1, 2016 until December 31, 2020.

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

The airports are also focusing their business strategy on generating new services and products to diversify our revenue, such as hotel services, air cargo logistics services and real estate services. They plan to develop land not needed for aeronautical operations at all of the airports for industrial, logistical or commercial uses that are directly or indirectly related to airport activities in order to strengthen the airports’ role as focal points of economic development in the cities where they are located. As a result of such efforts, revenues from diversification activities increased by 38.4% in the year ended December 31, 2015 as compared to the year ended December 31, 2014.

The following table provides summary data for each of the airports for the year ended December 31, 2015:

	Year Ended December 31, 2015
	Terminal Passengers		Revenues(1)		Revenues Per Terminal Passenger(2)
Airport	(Number in millions)%		(Millions of pesos)%		(Pesos)
Metropolitan area:
Monterrey International Airport	8.5	50.0	1,927.4	50.4	227.8
Tourist destinations:
Acapulco International Airport	0.7	4.3	166.2	4.3	227.5
Mazatlan International Airport	0.9	5.0	209.5	5.5	245.5
Zihuatanejo International Airport	0.6	3.3	142.5	3.7	253.5

Total tourist destinations	2.1	12.7	518.2	13.5	241.5
Regional cities:
Chihuahua International Airport	1.1	6.6	236.2	6.2	212.7
Culiacan International Airport	1.4	8.5	295.9	7.7	206.6
Durango International Airport	0.3	1.9	72.3	1.9	228.8
San Luis Potosi International Airport	0.4	2.6	119.8	3.1	269.6
Tampico International Airport	0.8	4.5	167	4.4	218.6
Torreon International Airport	0.6	3.3	128.7	3.4	231.2
Zacatecas International Airport	0.3	1.9	76.3	2.0	238.3
Total regional destinations	4.9	29.2	1,096.1	28.7	221.7
Border cities:
Ciudad Juarez International Airport	0.9	5.1	175.4	4.6	203.1
Reynosa International Airport	0.5	3.0	108.3	2.8	213.5

Total border city destinations	1.4	8.1	283.7	7.4	207.0

Total	16.9	100.0	3,825.5	100.0	226.1

(1)	Does not include eliminations of transactions among GACN’s subsidiaries or revenues from construction services.
(2)	Revenues per terminal passenger are calculated by dividing the total revenues for each airport by the number of terminal passengers for each airport. The result has been rounded to the decimal.

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

Corporate and Other

Our Corporate and Other segment includes all of our real estate operations, including our affordable entry-level housing operations as well as our corporate operations through our subsidiary Grupo ICA S.A. de C.V. See “Item 4. Information on our Company—History and Development of our Company—Divestitures.” In 2015, our Corporate and Other segment accounted for 2% of our total revenues.

Our housing operations during 2015 covered all stages of the housing industry, performing and procuring architectural and engineering design, facilitating buyer financing and constructing and marketing homes. We subcontracted some construction services, such as urbanization.

As of December 31, 2015, due to various market factors, including third party offers received, we recorded an adjustment in the determination of net realizable value of inventories of Ps. 1,757 million. See Note 10 to our consolidated financial statements.

The principal raw materials we require for our housing operations are cement, steel, construction aggregates, doors, windows and other housing fixtures.

In 2010, we expanded our operations in the housing operations by increasing our stake in Los Portales, a real estate development company in Peru, from 18% to 50%, and we participated in several new housing development projects in Mexico, including a joint venture with Prudential Investment Management, Inc. to develop social interest housing with Prudential Real Estate Investors, S. de R.L. de C.V. During 2015, 2014 and 2013 we sold 629, 1,859 and 1,513 homes, respectively.

Additionally we continued to develop certain vertical residential properties, and other selected mid-rise and high-rise properties that together make up our vertical housing business.

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

Geographical Distribution of Revenues

Revenues from foreign operations accounted for approximately 31% of our revenues in 2015, 34% of our revenues in 2014 and 24% of our revenues in 2013. The decrease in 2015 over 2014 of the percentage of our revenues derived from foreign operations principally reflected a decreased in contribution from our projects in Panama which were completed or near completion during the period, and which contributed 79% less to revenues in 2015 as compared to 2014, as well as after the application of the equity method in San Martin during the fourth quarter of 2015 which represented a 20% decrease in revenues.

The following table sets forth our revenues for Mexico and abroad for each of the years in the three-year period ended at December 31, 2013, 2014, and 2015.

	Year Ended December 31,
	2015		2014		2013
	(Millions of Mexican pesos)	(Percent of Total)	(Millions of Mexican pesos)	(Percent of Total)	(Millions of Mexican pesos)	(Percent of Total)
Mexico	Ps. 22,708	69%	Ps. 26,060	68%	Ps. 24,452	76%
Other countries	10,416	31%	12,269	32%	7,905	24%

Total revenues	Ps. 33,124	100%	Ps. 38,329	100%	Ps. 32,358	100%

Approximately 16% of our Civil Construction backlog as of December 31, 2015 is related to projects outside Mexico (as compared to approximately 11% as of December 31, 2014) and approximately 16% of our Civil Construction backlog as of December 31, 2015 was denominated in foreign currencies (principally U.S. dollars) (as compared to approximately 11% of our backlog as of December 31, 2014).

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

Through our Environmental Management Systems—which have ISO 14001:2004 certification—and our material and human resources, we manage projects from the bidding phase through completion of construction. In the case of concessions, we manage the remediation of our projects, seeking to ensure that the necessary studies are conducted (among them identification of species of flora and fauna listed in NOM-059-SEMARNAT-2010

“Environment protection – Native Mexican species of animal and plant wildlife categories of risk and specifications for inclusion, exclusion or change. This year 3,031 species of flora and fauna were recovered in construction projects, of which 2,517 were rescued and preserved corresponding to endangered species, and the environmental impact mitigation activities have been proposed before projects begin. We have promoted the management of natural resources through operational eco-efficiency. As part of the contractual conditions for infrastructure construction, we have established guidelines with our clients in order to use natural resources optimally and reduce emissions of greenhouse gases (GHG) emissions from fossil fuels. During the course of our projects, through external audits and consultation with environmental authorities and clients, we verify compliance with agreed-upon environmental protection activities, placing special emphasis on those relating to biodiversity through flora and fauna rescue programs, reforestation, environmental monitoring, soil protection and land slope stabilization, and waste management, among others. In projects outside of Mexico, including within the Panama Canal zone, we are also required to comply with environmental laws by applicable authorities. We believe we are in substantial compliance with environmental laws to which we are subject.

Sustainable Infrastructure for Development

In 2011, in an effort to measure and improve our sustainability performance, we began publishing an annual Sustainability Report providing a snapshot of our operations’ economic, environmental and social impacts. Our annual report expands upon and deepens our engagement with a diverse range of stakeholders—including investors, local communities in which we operate, employees and their families, suppliers and other business partners—by explaining how we respond to their expectations and interests. Since 2013 we have conducted our integrated activities in accordance with the guidelines of the Global Reporting Initiative (GRI) V4 and the International Integrated Reporting Council (IIRC) frameworks.

By creating and maintaining a culture of sustainability, we seek to achieve long-term business success that aligns with the interests and needs of other stakeholders. In the recent years we have sought to redouble our efforts related to our zero-tolerance policy towards corruption. We have developed an anticorruption program that involves training of our employees, testing employees about conflicts of interest, as well as specific training and follow-up in our procurement area. In January 2013, our Board of Directors approved our first Code of Ethics and Conduct for Providers, Contractors and Business Partners. For two years in a row, ICA was the only construction and engineering company of Latin America listed in the Dow Jones Sustainability Emerging Markets Index for 2014-2015. In 2014, we kept our commitments on sustainability as Global Compact signatories as members of the Council Network for Mexico (Consejo de la Red de México) and as volunteers in the emissions report following the guidelines of the Carbon Disclosure Project (CDP). We also chaired the Sustainability Subcommittee of the Mexican Stock Exchange (Subcomité de Sustentabilidad de la Bolsa Mexicana de Valores) and the Infrastructure Comission of the Business Coordination Council (Consejo Coordinador Empresarial) as members of the World Business Council for Sustainable Development. In order to promote sustainability and evaluate the quality of our projects, we started collaboration with the Zofnass Program for Sustainable Infrastructure of Harvard Design School. In 2014, two case studies were conducted on ICA’s projects: the Nuevo Necaxa-Tihuatlán Highway and the Mayab Highway. By analyzing these two cases, we sought to create guidelines for evaluating and improving the performance of sustainability matters in our projects. Additionally, in 2014, we also started a strategic alliance with the Network for Sustainability in Emerging Markets of the German Development Cooperation (GIZ) to share expertise and best practices relating to environmental assets.

Finally, our culture of sustainability has allowed us to focus on specific composite initiatives to be implemented in the short, medium and long term activities and to consolidate our sustainability strategy.

C. ORGANIZATIONAL STRUCTURE

The following table sets forth our significant subsidiaries as of December 31, 2015, including principal activity, domicile and our ownership interest:

Subsidiary	Principal Activity	Domicile	Ownership Interest (%)
Constructoras ICA, S.A. de C.V.	Construction	Mexico	100
Controladora de Empresas de Vivienda, S.A. de C.V.	Housing	Mexico	100
Controladora de Operaciones de Infraestructura, S.A. de C.V.	Concessions	Mexico	100
Ingenieros Civiles Asociados, S.A. de C.V.	Heavy urban and specialized construction	Mexico	100
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.	Airport operations	Mexico	37.5(1)

(1)	Directly and through our interest in SETA.

D. PROPERTY, PLANT AND EQUIPMENT

At December 31, 2015, approximately 95% of our total assets, including concessions, are located in Mexico. At December 31, 2015, the net book value of all land (excluding real estate inventories) and buildings, machinery and equipment, and investment properties and concessions was approximately Ps. 32,246 million (approximately U.S.$1,860 million). We currently lease machinery from vendors primarily under operating leases. For information regarding property in our Corporate and Other segment, see “Item 4. Information on our Company—Business Overview—Description of Business Segments—Corporate and Other.”

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

For the years ended December 31, 2015, 2014 and 2013, we have five reportable segments: Civil Construction, Industrial Construction (representing our 50% interest in ICA Fluor), Airports, Concessions and Corporate and Other.

Overview

We are a Mexican company principally engaged in construction and the operation of infrastructure projects under long-term concession or service agreements. Approximately 69% of our revenue in 2015 was generated in Mexico. As a result, our results of operations are substantially affected by developments in Mexico and Mexican public spending on large infrastructure projects. Our results of operations also vary from period to period based on the mix of projects under construction, the contract terms relating to those projects, the volume of traffic on our highway concessions and in our airports, and conditions in the Mexican housing market, among other factors.

In recent years, our results of operations have deteriorated as a result of a lower volume of construction work performed and declining margins across several of our business segments. As a result of our declining financial performance, we increasingly were required to fund our operations through additional indebtedness. In 2015, our operating results were further adversely affected by the depreciation of the peso relative to the dollar. By the end of 2015, these factors led to a liquidity crisis, which limited our ability to repay our indebtedness and make other required payments, including tax payments and payments to suppliers.

As of December 31, 2015, as a result of the developments described below, our Company’s short-term liabilities exceeded current assets by Ps. 25.6 billion and our Company had a stockholders’ deficit with respect to equity held by controlling interests of Ps. 3.0 billion. Additionally, we had net losses of Ps. 19.7 billion and Ps. 2.0 billion during the years ended December 31, 2015 and 2014, respectively. These results and the matters described below raise substantial doubt about our ability to continue as a going concern. Our Company’s financial statements have been prepared under the assumption that we will continue as a going concern, which assumes the realization of our assets and the settlement of our liabilities and obligations in the normal course of business. Consequently, the accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Lack of growth in our backlog, low customer base recovery, high fixed costs, and losses incurred in projects abroad and other businesses, such as housing, contributed to the imbalance in our short-term cash flow. This lack of liquidity has significantly affected the fulfillment of our obligations, resulting in delays in tax payments, payments to suppliers and payment of debt service.

Management of our Company has been implementing a series of initiatives aiming at allowing us to regain financial flexibility and improve the efficiency and productivity of our operations. Management is considering various options, including negotiations with its current bondholders and certain suppliers to restructure our debt and other obligations. We have engaged and expect to continue to engage in discussions with advisors, secured creditors, unsecured creditors and potential investors in order to evaluate potential restructuring strategies. Additionally, we are analyzing the feasibility of the sale of certain non-core assets, and the partial realization of investments to allow us to obtain access to liquidity sources. We retained financial advisors to advise us in evaluating debt-restructuring alternatives to implement a long-term solution to our capital structure and debt service requirements.

Recent Developments

Interest and Principal Payment Defaults. In order to preserve the necessary cash to continue our operations and as part of our operational and financial restructuring process, we suspended payments under our unsecured debt beginning in the fourth quarter of 2015:

•

In 2015, we did not make a U.S.$31 million scheduled interest payment due November 30, 2015 on our 2024 Notes. In 2016, we did not make a U.S.$6 million scheduled interest payment due January 25, 2016 on our 2017 Notes and we did not make a U.S.$22 million scheduled interest payment due February 4, 2016 on our 2021 Notes. Under the indentures governing the Senior Notes, the noteholders have the right to accelerate this debt.

•

Our defaults under the Senior Notes resulted in cross-defaults under certain other corporate debt of our Company starting in December 2015. As a result, certain creditors foreclosed on the collateral securing our corporate debt or initiated other remedial actions against us . As of the date of this report, we continue to suspend payment on unsecured debt in order to preserve liquidity and creditors have continued to foreclose on collateral guaranteeing secured debt. For more information, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

•	We have been pursuing negotiations with financial creditors to restructure our debt.

Cost Reduction Initiatives and Organizational Changes. As part of the measures we are adopting to improve our financial position, we are pursuing a significant cost reduction plan, in addition to implementing certain organizational changes.

We continue to delay payments to certain service suppliers and creditors and to delay payment of taxes. In addition, we are in the process of reducing our workforce, divesting non-productive assets and reducing the scope of our operations. Our workforce of 22,116 total employees (of which 9,898 are administrative staff) as of December 31, 2015 represents a reduction of 9,186 total employees and 2,295 administrative staff employees as compared to December 31, 2014. Our workforce of 18,069 total employees (of which 8,473 are administrative staff) as of April 30, 2016 represents a reduction of 14,647 total employees and 4,072 administrative staff employees as compared to April 30, 2014. Our Company is also preparing a strategic exit from our international businesses as well as its businesses related to housing and real estate.

•	We announced a series of operational changes, including the:

•	appointment of Guadalupe Phillips Margain as Chief Restructuring Officer; and

•	appointment of Luis Zárate Rocha as CEO and Pablo Garcia Aguilar as CFO, in addition to other changes in operating management.

•	In addition, we are prioritizing efficient utilization of the funds assigned to our projects.

Effects of Devaluation. Since the end of 2014, the Mexican peso has depreciated significantly against the U.S. dollar, which has resulted in an increase in the cost of servicing our U.S. dollar-denominated debt. Given the significant decline in our revenues, which are principally earned in Pesos, we are not able to enter into hedging arrangements to adequately protect against the increased exchange rate risk. Our financial condition and results of operations may continue to deteriorate if the peso continues to depreciate against the dollar during 2016.

A. OPERATING RESULTS

Certain U.S. Dollar amounts have been translated from Mexican pesos for convenience purposes at an exchange rate of Ps. 17.34 per U.S.$1.00, the free market exchange rate for Mexican pesos on December 31, 2015, as reported by Banco de Mexico.

Our operations are divided into the following five segments: (1) Civil Construction, (2) Industrial Construction, (3) Concessions, (4) Airports, and (5) Corporate and Other.

Consolidated Results of Operations for the Three Years Ended December 31, 2015

Total Revenues

Total revenues decreased 14% in the year ended December 31 2015 as compared to the year ended December 31, 2014. This decrease was primarily the result of (i) delays in the execution of works of certain projects in Mexico, including Barranca Larga – Ventanilla Highway, Mitla-Tehuantepec Highway, Nuevo Necaxa Tihuatlan Highway and the Kantunil- Cancun highway to Playa del Carmen; (ii) the deconsolidation in the fourth quarter of 2015 of the construction contracts held by San Martin in Peru, as a result of the reduction of our ownership from 51% to 31.2%; (iii) income recognized in 2014 from the initial recognition of market value of land in Los Faros, Panama; and (iv) the completion of several projects in Central and South America. This was partially offset by a 90% increase in revenue from Facchina, which was Ps. 5,112 million in the year ended December 31, 2015 as compared to Ps. 2,685 million in the year ended December 31, 2014, as a result of the inclusion of a full year of consolidation in 2015. Revenues in the Corporate and Other segment also decreased, due to the slowdown in the real estate business.

Total revenues increased 18% in the year ended December 31 2014 as compared to the year ended December 31 2013. This increase was primarily the result of the favorable performance of our Construction segment’s works contracted in Mexico, the consolidation effective in April 2014 of Facchina in the U.S., the high rates of vehicle traffic growth in the Concessions segment and the continued increases in passenger traffic in our Airports segment.

The following table sets forth the revenues of each of our segments and divisions for each of the years in the three-year period ended December 31, 2015. The revenues of our Industrial Construction segment are not reflected in our consolidated revenues, but are incorporated in our consolidated results through our share in results of joint ventures and associated companies. See Note 41 to our consolidated financial statements.

	Year Ended December 31,
	2015		2014		2013
	(Millions of Mexican pesos)	(Percentage of Total)	(Millions of Mexican pesos)	(Percentage of Total)	(Millions of Mexican pesos)	(Percentage of Total)
Revenues:
Civil Construction	Ps. 20,679	62%	Ps. 25,868	73%	Ps. 21,744	67%
Industrial Construction	11,958	36%	6,128	17%	5,079	17%
Concessions	7,311	22%	7,595	23%	6,767	21%
Airports	4,477	14%	3,770	10%	3,420	12%
Corporate and Other	653	2%	1,456	4%	872	3%
Industrial Construction Eliminations	(11,958)	(36)%	(6,128)	(17)%	(5,079)	(17)%

Eliminations	4	0%	(360)	(1)%	(445)	(2)%

Total Revenues	Ps. 33,124	100%	Ps. 38,329	100%	Ps. 32,358	100%
Fair value on initial recognition of real estate inventories	—	—	1,099	—	—	—
Total	Ps. 33,124	100%	Ps. 39,428	—	Ps. 32,358	—

During 2014, we recognized a gain of an adjustment to fair value of Ps. 1,099 million for the acquisition in 2014 by our Panamanian subsidiary, State Town Corporation, S.A., of a property located in Panama through an auction process for U.S.$49 million, and after we acquired the property we cancelled a past due receivable owed to us in connection with construction work on the property. The property is composed of the land and the foundations for the construction of three towers in Panama City. Our management determined that the property, including the foundations, should be designated as real estate inventory as it was considering developing a real estate project on the property at the time. At December 31, 2015, and related to our announced financing restructuring process, we no longer had a short-term plan to develop the land, and there, we wrote down inventories to net realizable value for Ps. 1,040 million, resulting in a total value of the land of Ps. 1,123 million (considering the effects of exchange rate on the inventory). See Note 10 to our consolidated financial statements. In connection with this transaction, we entered into a bank loan agreement with Global Bank for U.S.$40 million with a fixed interest rate of 7.5% and a maturity date of July 2016. This loan was guaranteed by our shares in State Town Corporation, S.A. and the real estate inventory described above is pledged as collateral.

Gross Profit (Loss)

Gross profit (loss) is calculated as the sum of construction revenues, concession revenues, and sales by assets and other, less their respective costs, and does not include the line item “fair value upon recognition of real estate inventories.”

Gross profit (loss) decreased by Ps 11,989 million to a gross loss of Ps. (3,798) million in the year ended December 31 2015, as compared to a gross profit of Ps. 8,192 million in the year ended December 31 2014. The decline in gross profit (loss) was mainly due to recognition in 2015 reserves for doubtful accounts receivable for Ps. 5,801 million, an adjustment in the determination of net realizable value of inventories of Ps. 1,560 million; an, and impairments to investment properties and concession assets of Ps. 2,403 million. See Note 2(b) to our consolidated financial statements. Our greatest gross profit increase was in the Airports segment. Gross profit (loss) as a percentage of total revenue decreased to (11)% in the year ended December 31 2015 compared to 21% in the year ended December 31 2014, primarily due to the aforementioned impairments.

Gross profit increased 17% to Ps. 8,192 million in the year ended December 31 2014 compared to Ps. 7,954 million in the year ended December 31 2013. The growth in gross profit was mainly due to higher volume of traffic in the Concessions segment and a growth in the passenger rate in the Airports segment. Our greatest gross profit increase was in both our Concessions and Airports segments. Gross profit as a percentage of total revenue decreased to 21% compared to 25% in the year ended December 31 2013, primarily due to construction contracts that were executed in the year ended December 31 2014 with a smaller margin.

General Expenses

Selling, general and administrative expenses decreased 0.3% to Ps. 3,057 million in the year ended December 31, 2015 compared to Ps. 3,066 million in the year ended December 31 2014. Selling, general and administrative expenses as a percentage of total revenue increased to 9.2% in the year ended December 31 2015 compared to 7.8% in the year ended December 31 2014. The increase as a percentage of total revenue was due primarily to lower revenues generated during the year ended December 31 2015 as compared to revenues generated in the year ended December 31 2014, despite the stability in general expenses from 2014 to 2015.

Selling, general and administrative expenses increased 2% to Ps. 3,066 million in the year ended December 31 2014 compared to Ps. 3,012 million in the year ended December 31 2013. Selling, general and administrative expenses as a percentage of total revenue decreased to 7.8% in the year ended December 31 2014 compared to 9.3% in the year ended December 31 2013. The decrease as a percentage of total revenue was due primarily to greater revenues in the year ended December 31 2014 compared with revenues from the year ended December 31 2013 principally due to the incorporation of Ps. 2,685 million of revenues from Facchina.

Other Income and Expenses, Net

In the year ended December 31 2015, our net other income (expenses) was Ps. 458 million in net other income, compared to net other expenses of Ps. (181) million in the year ended December 31 2014. Net other income (expenses) in the year ended December 31,2015 was mainly comprised of (i) Ps. 507 million in losses as a result of restructuring costs related to severance payments, (ii) Ps. 128 million as a result of a gains from the deconsolidation of San Martin, which we ceased consolidating in October 2015 due to our loss of control over the entity, as our shareholding decreased from 51% to 31.2%, (iii) Ps. 112 million gain from the sales of Punta Condesa Group, (iv) Ps. 163 million of a gain from adjusting the contingent consideration for the acquisition of Facchina, (v) Ps. 209 million gain from the sale of equity method investments; and (vi) gains related to the sale of property, plant and equipment for Ps. 228 million.

In the year ended December 31 2014, our net other income (expenses) was Ps. (181) million, compared to net other income of Ps. 61 million in the year ended December 31 2013. Net other income (expenses) in the year ended December 31, 2014 is mainly comprised of (i) Ps. 194 million in additional consideration for the acquisition of San Martín Contratistas Generales, S.A., or San Martin, compared to Ps. 544 million in the year ended December 31 2013, (ii) Ps. 17 million in loss on sales of shares mainly related to the Aguas Tratadas del Valle de Mexico consortium (“ATVM”), compared to a Ps. 587 million gain in the year ended December 31 2013 related to the sale of RCO and (iii) Ps. 10 million in gain on sales of property, plant and equipment.

Operating Income (Loss)

The following table sets forth operating income or loss of each of our segments for each of the years in the three-year period ended December 31, 2015. The operating income of our Industrial Construction is not reflected in our consolidated operating income, but is incorporated in our consolidated results through our share in results of joint ventures and associated companies.

	Year Ended December 31
	2015	2014	2013
	(Millions of Mexican pesos)
Operating Income (Loss):
Civil Construction	Ps. (7,355)	Ps. 1,457	Ps. 891
Industrial Construction	986	364	195
Airports	1,915	1,516	1,145
Concessions	135	3,318	3,448
Corporate and Other	(1,133)	(341)	(291)
Industrial Construction Eliminations	(986)	(364)	(195)
Eliminations	42	95	(189)
Total	Ps. (6,396)	Ps. 6,044	Ps. 5,003

Operating margin	(19)%	15%	15%

Operating income (loss) decreased by Ps. 12,440 million, from an operating income of Ps. 6,044 million for the year ended December 31, 2014 to an operating loss of Ps. (6,396) million for the year ended December 31, 2015. This decrease was driven primarily by the factors discussed above within gross profit (loss) related to adjustments for the allowance for doubtful accounts, determination of net releasable value of inventories and impairments to investment properties and concession assets, the decrease in revenue as a result of the slowdown in various projects as well as adjustments for impairments of assets, coupled with the fact that certain construction projects adjusted their margins at year end.

Operating income increased by 21% for the year ended December 31, 2014 from the year ended December 31, 2013. This increase was driven primarily by an adjustment to fair value on initial recognition of real estate inventories with respect to the Panama City property. The adjustment, which took into account the characteristics and location of the property, was for Ps. 1,099 million, and is presented in fair value on initial recognition of real estate inventories in our consolidated statement of results and other comprehensive income (loss).

Civil Construction

The following table sets forth the revenues and operating income of the Civil Construction segment for each of the years in the three-year period ended December 31, 2015.

	Year Ended December 31,
	2015	2014	2013
	(Millions of Mexican pesos)
Revenues	Ps. 20,679	Ps. 25,868	Ps. 21,744
Fair value on initial recognition of real estate inventories		1,099	—
Operating income (loss)	(7,355)	1,457	891
Operating margin	(36)%	6%	4%

Revenues. The 20% decrease in the Civil Construction segment’s revenues in the year ended December 31, 2015 from the year ended December 31, 2014 is principally due to (i) delays in the execution of works of certain projects in Mexico, including Barranca Larga – Ventanilla Highway, Mitla-Tehuantepec Highway and the Lazaro Cardenas Port Terminal; (ii) the deconsolidation of construction and mining contracts held by San Martin in Peru in October of 2015, as a result of the reduction in our share ownership of San Martin from 51% to 31.2%; (iii) income recognized in 2014 derived from the initial recognition of market value of land in Los Faros, Panama; and (iv) the completion of several projects in Central and South America. This decrease was partially offset by increased revenues from Facchina from Ps. 2,685 million in the year ended December 31, 2014 to Ps. 5,112 million in the year ended December 31, 2015. The following six projects together contributed 71% of revenues in this segment in 2015: Facchina, Mitla – Tehuantepec Highway, certain San Martin projects, Lázaro Cárdenas Port Terminal, Barranca Larga Ventanilla Highway and Palmillas—Apaseo El Grande Toll Road.

The 19% increase in the Civil Construction segment’s revenues in 2014 from 2013 is principally due to the inclusion of the amounts related to the Facchina acquisition in April 2014, which contributed 65% of this increase. The remaining increase was principally related to the revenues from the Mitla-Tehuantepec project. The following six projects together contributed 52% of revenues in 2014: Mitla-Tehuantepec, Barranca Larga Ventanilla, Avenida Domingo Diaz, Northern Corridor, Facchina and certain projects in the San Martin subsidiary.

Additionally, during 2014, the Civil Construction segment recognized a gain of Ps. 1,099 million upon the acquisition of a property in Panama, acquired in exchange for a past due receivable owed to us in connection with the construction work on the property.

Operating Income. Operating income for the Civil Construction segment decreased by Ps. 8,812 million to an operating loss of Ps. (7,355) million in the year ended December 31 2015 as compared to operating income of Ps. 1,457 million in the year ended December 31 2014, primarily due to (ii): the deconsolidation of construction and mining contracts held by San Martin in Peru in October 2015, as a result of the reduction in our share ownership of San Martin from 51% to 31.2%, due to recognition in 2015 of reserves for doubtful accounts receivable for Ps. 5,801 million.

Operating income for the Civil Construction segment increased by 64% in the year ended December 31, 2014 from the year ended December 31, 2013, primarily due to the loss on sale of shares for an amount of Ps. 544 million in the year ended December 31, 2013, which reduced the operating margin, as well as provisions made in the year ended December 31, 2013, for doubtful accounts receivable.

Concessions

The following table sets forth the revenues and operating results of our Concessions segment for each year in the three-year period ended December 31, 2015.

	Year Ended December 31,
	2015	2014	2013
	(Millions of Mexican pesos)
Revenues	Ps. 7,311	Ps. 7,595	Ps. 6,767
Operating Income	135	3,318	3,448
Operating Margin	2%	44%	51%

The following table sets forth the material revenue streams in our Concessions segment for each year in the three-year period ended December 31, 2015:

	Year Ended December 31,
	2015		2014		2013
	(Millions of Mexican pesos)	(Percent of Total)	(Millions of Mexican pesos)	(Percent of Total)	(Millions of Mexican pesos)	(Percent of Total)
Tolls	Ps. 2,293	31%	Ps. 2,059	27%	Ps. 2,015	30%
Construction	849	12	1,126	15	941	14
Financing	3,484	48	3,566	47	3,155	47
Other	685	9	845	11	655	10

Total	Ps. 7,311	100%	Ps. 7,596	100%	Ps. 6766	100%

Revenues in the Concessions segment are generated from various sources, as noted in the table above. Tolls represent the collection of fees from the operation of our concessions, which generally stems from use of toll roads, fees for the availability and use of toll-free roads and fees by volume of treated water delivered to municipalities. Construction revenues are comprised of construction on our concession assets pursuant to IFRS Interpretations Committee Interpretation No. 12 (“IFRIC 12”), Concession Arrangements. The first phase of development of a concession is the construction or rehabilitation of the asset, after which the operation and maintenance phase takes place over a specified period. To carry out the construction phase of a project, our respective concessionaire subsidiary subcontracts construction, entering into an EPC contract with a construction company. If such construction company is a related party that we consolidate, those construction revenues are recognized by our construction subsidiary in the Civil Construction segment. In addition, because our concessionaire subsidiary has entered into a construction and operating agreement with the grantor of the concession, it also recognizes construction revenues within the Concession segment pursuant to IFRIC 12. Upon consolidation, the construction revenues recognized by our concessionaire subsidiary are eliminated from the concession segment such that solely construction revenues recognized pursuant to IFRIC 12 are recognized only in the Civil Construction segment. However, segment results in our consolidated financial statements for both the Civil Construction and Concession segments include the related construction revenues. The information in the tables herein solely reflects external revenues and thus includes intercompany eliminations. For the years ended December 31, 2015, 2014 and 2013, intersegment revenues as a result of the above accounting treatment for construction services accounted for

Ps. 2,599 million, or 36%, Ps. 1,856 million, or 24% and Ps. 2,349 million, or 35%, respectively, of our Concessions segment revenues. The increase in intersegment revenues in the year ended December 31, 2015 was principally due to the fact that the Barranca Larga Ventanilla Highway and Palmillas - Apaseo el Grande Toll Road projects were in a more advanced construction phase as compared to the year ended December 31, 2014. The decrease in intersegment revenues in the year ended December 31, 2014 was principally due to the completion of the construction stages of several concessioned projects, such as, La Piedad Bypass and the Rio Verde – Ciudad Valles Highway. The decrease in intersegment revenues in the year ended December 31, 2013 was principally due to a decrease in intersegment contracts between our construction company and our concession companies, principally due to the completion of construction work under the SPC contracts in the year ended December 31, 2012.

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

Revenues. The Concessions segment’s revenue was Ps. 7,311 million in the year ended December 31, 2015. The 4% decrease in revenue over 2014 was due to the decrease in finance income related to Rio de los Remedios – Ecatepec, SPC Projects and Kantunil – Cancun Highway . The revenues described above are not eliminated because they are not consolidated in the Civil Construction segment.

The Concessions segment’s revenue was Ps. 7,595 million in the year ended December 31, 2014. The 12% increase in revenue over 2013 was due to an increase in finance income related to the Rio de los Remedios Highway, Barranca Larga Ventanilla Highway and Palmillas – Apaseo El Grande Toll Road projects, as well as an increase in construction revenues recognized in the Concessions segment related to the Scenic Bypass. The revenues described above are not eliminated because they are not consolidated in the Civil Construction segment.

The segment had eight highways, two tunnels, four concessioned water projects, two social infrastructure projects, and one energy project as of December 31, 2015. Of these 16 concessions, 11 were operational, four were under construction and one under development phase at year end. The source of revenues in the Concessions segment depends on the mix of concessions under construction versus in operation and the nature of those concessions (financial versus intangible) as well as our active management of our investments in the segment, including whether we hold them to the end of the term or sell all or part of our interest in them. Therefore, revenue streams may vary from year to year. For example we have recently experienced a trend of increased construction revenues and financial income in this segment, as we enter into new concessions in the construction phase, which are classified as financial, as opposed to intangible, assets. This trend may change as a result of the foregoing factors.

Operating Income. The Concessions segment reported a 96% decrease in operating income for the year ended December 31, 2015 compared to the year ended December 31, 2014, principally due to the recognition of an impairment on the investment in the Barranca Larga—Ventanilla highway concession in the amount of Ps. 2,209 million. Cost overruns stemming from social and environmental issues as well as updated estimated traffic studies have caused the project to be financially unviable; accordingly, most of the construction on the project has been suspended. Currently, we are analyzing different alternatives to generate financial viability for the project. Additionally, the account receivable for the Rio de los Remedios—Ecatepec projects was impaired by Ps. 1,021 million pursuant to a change of estimated profitability. Please see “Item 4. Information on The Company – B. Business Overview – Description of Business Segments – Concessions.”

The Concessions segment reported a 5% increase in operating income for the year ended December 31, 2014 compared to the year ended December 31, 2013, principally due to an increase in segment revenues related to finance, construction and operation in certain highways discussed above, as well as a decrease in general expenses margins primarily to decreased administrative cost partially offset by an increase in costs principally related to subcontractors and suppliers. The changes described above are related primarily to increases in operating income from the Rio Verde Ciudad Valles Highway, the La Piedad bypass and the new branch of the Kantunil-Cancun toll road, due to the fact that these concessions commenced operations in the fourth quarter of 2013.

Airports

The following table sets forth the revenues and operating results of our Airports segment for each year in the three-year period ended December 31, 2015.

	Year Ended December 31,
	2015	2014	2013
	(Millions of Mexican pesos)
Revenues	Ps. 4,477	Ps. 3,770	Ps. 3,420
Operating income	1,915	1,516	1,145
Operating margin	43%	40%	33%

Revenues.

The Airports segment’s revenues increased by 19% in the year ended December 31, 2015 from the year ended December 31, 2014, primarily as a result of an increase in both aeronautical and non-aeronautical revenues. The sum of aeronautical and non-aeronautical revenues in the year ended December 31, 2015 increased by 21.1% as compared to the year ended December 31, 2014.

Aeronautical revenues increased by 19.8% in the year ended December 31, 2015 from the year ended December 31, 2014, primarily due to an increase in passenger charges from Ps. 2,068 million in the year ended December 31, 2014 to Ps. 2,533 million in the year ended December 31, 2015. This increase in passenger charges was attributable to a 15.2% increase in passenger traffic from 14.7 million in 2014 to 16.9 million in the year ended December 31, 2015.

Non-aeronautical revenues increased by 24.9% from Ps. 890 million in the year ended December 31, 2014 to Ps. 1,111 million in the year ended December 31, 2015, due primarily to car parking revenues, which increased by 24.3% from Ps. 146 million in the year ended December 31, 2014 to Ps. 181 million in 2015, OMA Carga operations, which increased by 127.1% from Ps. 47 million in the year ended December 31, 2014 to Ps. 107 million in 2015, baggage screening revenues, which increased by 26.4% from Ps. 79 million in 2014 to Ps. 100 million in the year ended December 31, 2015, food and beverage revenues, which increased by 24.7% from Ps. 54 million in the year ended December 31, 2014 to Ps. 67 million in the year ended December 31, 2015, and advertising revenues, which increased by 11.3% from Ps. 87,420 in the year ended December 31, 2014 to Ps. 97,255 in the year ended December 31, 2015.

Total terminal passenger traffic volume increased 15.2% in the year ended December 31, 2015 compared to the year ended December 31, 2014. Domestic terminal passenger traffic volume increased 14.6%, while international terminal passenger traffic volume increased 16.5%. The main percentage increases in total terminal passenger traffic volume (excluding transit passengers) in the year ended December 31, 2015 as compared to the year ended December 31, 2014 were at the Torreon (with a 45.8% increase), Durango (with a 23.4% increase), San Luis Potosi (with an 18.9% increase) and Monterrey (with an 18.7% increase) airports, while the Monterrey airport had the greatest absolute increase in total terminal passenger traffic volume.

The Airports segment’s revenues increased by 10% in the year ended December 31, 2014 from the year ended December 31, 2013, primarily as a result of increase in revenue from an increase in both aeronautical and non-aeronautical revenues. The sum of aeronautical and non-aeronautical revenues in the year ended December 31, 2014 increased by 12% as compared to the year ended December 31, 2013.

Aeronautical revenues increased by 12% in the year ended December 31, 2014 from the year ended December 31, 2013, primarily due to an increase in passenger charges from Ps. 1,854 million in the year ended December 31, 2013 to Ps. 2,068 million in the year ended December 31, 2014. This increase in passenger charges was attributable to a 11% increase in passenger traffic from 13.3 million in 2013 to 14.7 million in the year ended December 31, 2014.

Non-aeronautical revenues increased by 12% in the year ended December 31, 2014 from the year ended December 31, 2013, primarily due to car parking revenues, which increased 14% from Ps. 128 million in the year ended December 31, 2013 to Ps. 146 million in 2014, hotel services revenues, which increased 11% from Ps. 177 million in the year ended December 31, 2013 to Ps. 196 million in the year ended December 31, 2014, baggage-screening revenues, which increased 23% from Ps. 64 million in the year ended December 31, 2013 to Ps. 79 million in the year ended December 31, 2014, food and beverage revenues, which increased 16% from Ps. 46 million in the year ended December 31, 2013 to Ps. 54 million in the year ended December 31, 2014, and advertising revenues, which increased 9% from Ps. 80 million in the year ended December 31, 2013 to Ps. 87 million in the year ended December 31, 2014.

Total terminal passenger traffic volume increased 10.6% in the year ended December 31, 2014 compared to 2013. Domestic terminal passenger traffic volume increased 10.8%, while international terminal passenger traffic volume increased 9%. The main percentage increases in total terminal passenger traffic volume (excluding transit passengers) in the year ended December 31, 2014 as compared to the year ended December 31, 2013 were at the San Luis Potosi (with a 43% increase), Reynosa (with a 20% increase), Tampico (with a 13% increase) and Torreon (with a 12% increase) airports, while the Monterrey airport had the greatest absolute increase in total terminal passenger traffic volume.

Operating Income. The Airports segment reported a 26% increase in operating income for the year ended December 31, 2015 compared to the year ended December 31, 2014, mainly as a result of the increase in total revenues.

The Airports segment reported a 32% increase in operating income for the year ended December 31, 2014 compared to the year ended December 31, 2013, mainly as a result of the increase in total revenues.

Industrial Construction

The Industrial Construction segment is comprised of our 50% equity interest in ICA Fluor. The results of the Industrial Construction segment are reflected in joint ventures and associated companies. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Share in Results of Joint Ventures and Associated Companies.”

Corporate and Other

The Corporate and Other segment includes our housing inventories, including our horizontal housing assets, which, due to their relative size, are no longer presented as a stand-alone segment. The segment also includes the administrative operations of our holding and subholding companies, including functions that are not directly managed by our other business segments. The following table sets forth the revenues and operating income of the Corporate and Other segment for each year in the three-year period ended December 31, 2015.

	Year Ended December 31,
	2015	2014	2013
	(Millions of Mexican pesos)
Revenues	Ps. 653	Ps. 1,457	Ps. 872
Operating loss	(1,133)	(341)	(291)
% Margin	(173)%	(23)%	(33)%

Revenues. The Corporate and Other segment’s revenues decreased by 55% in the year ended December 31, 2015 from the year ended December 31, 2014, principally due to the divestments of real estate we have undertaken, such as the sale of our Grupo Punto Condesa for proceeds in the amount of Ps. 500 millon, as part of a short-term strategy to focus on our operations in the construction segment and pay down certain indebtedness The Corporate and Other segment’s revenues increased by 67% in the year ended December 31, 2014 from the year ended December 31, 2013, principally due to an increase in real estate and property sales principally related to reactivation in our low income housing developments as well as continued real estate divestment.

Operating Loss. The Corporate and Other segment’s operating loss increased to a loss of Ps. (1,133) million in the year ended December 31, 2015 as compared to a loss of Ps. (341) million in the year ended December 31, 2014, which is mainly due to the recognition of a reduction in value in the real estate inventory and assets available for sale of Ps. 1,030 million, taking into account the sales forecasts, the current economic environment, the current business plan, and the restructuring plan in process.

The Corporate and Other segment’s operating loss increased to Ps. 341 million in the year ended December 31, 2014 from a loss of Ps. 291 million in the year ended December 31, 2013, which is due to the recognition of an impairment of certain real estate inventories for Ps.114 million.

Backlog

The following table sets forth, at the dates indicated, our backlog of Civil Construction, mining services and other services contracts, which are consolidated (San Martin mining services and construction contracts through September 2015), and joint venture and associated company contracts, which are unconsolidated (and include San Marting mining services and construction contracts beginning in September 2015). Our distressed financial capacity may adversely affect our ability to win awards. The amounts included in the table below for joint venture and associated company backlog represent the full amounts of the related contracts.

	As of December 31,
	2015		2015	2014	2013
	(Millions of U.S. dollars)		(Millions of Mexican pesos)
Civil Construction Backlog	U.S.$	1,867	Ps. 32,380	Ps. 36,957	Ps. 30,658
Mining Services Backlog		—	—	4,770	4,949
Other Services Backlog		5	91	337	751
Joint Venture and Associated Company Backlog		1,855	32,163	21,230	10,864

Civil Construction Backlog

Total Civil Construction segment backlog at December 31, 2015 decreased 12% compared to December 31, 2014, reaching Ps. 32,380 million primarily due to the increase in the execution of works of certain projects, mainly concession projects such as the Palmillas - Apaseo El Grande Highway and the Mitla - Tehuantepec Highway, reductions related to certain projects such as the Barranca Larga Ventanilla Highway and to a lesser extent, the deconsolidation of San Martin in Peru.

Total Civil Construction segment backlog at December 31, 2014 increased 21% compared to December 31, 2013, reaching Ps. 36,957 million primarily due to the incorporation of Ps. 3,299 million (U.S.$224 million) in backlog of the Facchina construction projects at December 31, 2014, which represents 52% of the increase in this backlog.

The table below sets forth the nine projects that represented approximately 87% of backlog in the Civil Construction segment as of December 31, 2015.

	Amount	Estimated Completion Date	% of Civil Construction Backlog
	(Millions of Mexican pesos)
Civil Construction Backlog
Monterrey Aqueduct VI	4,688	36 months after commencement of construction	14%
Santa Maria Dam	4,125	Third quarter of 2018	13%
Facchina	3,612	-	11%
Palmillas – Apaseo El Grande Toll Road	3,398	Fourth quarter of 2016	10%
Mitla-Tehuantepec Highway	Ps. 2,822	Fourth quarter of 2016	9%
Mexico – Toluca train	2,397	Fourth quarter of 2017	7%
Churubusco – Xochiaca Tunnel	2,219	Fourth quarter of 2017	7%
Eastern Discharge Tunnel	2,196	Fourth quarter of 2018	7%
Sonora State Package Highways	1,392	Second quarter of 2019	4%
Guatemala penitentiary	1,226	Second quarter of 2016	4%

As of December 31, 2015 approximately 16% of Civil Construction segment backlog was attributable to construction projects outside Mexico, and public sector projects represented approximately 81% of our total Civil Construction backlog.

Our book and burn index (defined as the ratio of new Civil Construction contracts, plus net Civil Construction contract additions to existing contracts, to executed Civil Construction works) was 0.7 in 2015 compared to 1.4 in 2014. New contract awards and net increases to existing contracts during 2015 were lower than the execution of projects during the year.

Mining and Other Services Backlog

As a result of the deconsolidation of San Martin, as of December 31, 2015, our mining backlog is no longer presented in our consolidated backlog. However, it is presented as part of the backlog of Associated and Joint Venture companies. The other services contracts correspond to contracts for machinery and equipment leasing of Ps. 91 million, as compared to Ps. 337 million in 2014.

Total mining services and other backlog at December 31, 2014 decreased compared to December 31, 2013, primarily due to the fact that the rate of completion of projects was higher than the rate of our acquisition of new contracts.

Joint Venture and Associated Company Backlog

Our joint venture and associated company backlog at December 31, 2015 increased compared to December 31, 2014, reaching Ps. 32,163 million at December 31, 2015, from Ps. 21,230 million at December 31, 2014, primarily due to the incorporation of San Martin’s backlog, our associated entity in Peru, both for its construction contracts such as mining, as well as the addition of the new contract 4A package in Tula from ICA Fluor for Ps. 18,932 million.

Our total joint venture and associated company backlog at December 31, 2014 increased compared to December 2013, reaching Ps. 21,230 million, primarily due to the new contracts of ICA Fluor such as the Tula Refinery Phase II of Ps. 18,339 million, the Ramones II Sur Gas Pipeline of Ps. 9,379 million and the well pad modules for Shell Canada of Ps. 3,549 million as well as net contract additions.

Financing Cost, Net

The following table sets forth the components of our net financing costs for each year in the three-year period ended December 31, 2015.

	Year Ended December 31,
	2015	2014	2013
	(Millions of Mexican pesos)
Interest expense	Ps. 6,840	Ps. 6,170	Ps. 4,102
Interest income	(327)	(481)	(500)
Exchange (gain) loss, net	4,740	3,161	357
Loss (gain) on financial instruments	(287)	580	326

Financing cost, net(1)	Ps. 10,966	Ps. 9,430	Ps. 4,285

(1)	Does not include net financing costs of Ps. 688 million, Ps. 692 million and Ps. 616 million in 2015, 2014 and 2013, respectively, that are included in cost of sales. See Note 37 to our consolidated financial statements.

Net financing costs in the year ended December 31, 2015 reached Ps. 10,966 million. The 16% increase in net financing costs in the year ended December 31, 2015 from the year ended December 31, 2014 was mainly due to exchange losses from the depreciation of the Mexican Peso against the U.S. dollar, and increased interest expenses as a result of the depreciation of the Mexican Peso against the U.S. Dollar, which were partially offset by gains in the valuation of financial instruments.

Net financing costs in 2014 reached Ps. 8,454 million. The 150% increase in net financing costs in the year ended December 31, 2014 from the year ended December 31, 2013 was mainly due to exchange losses from the depreciation of the Mexican peso against the U.S. dollar; interest expense as a result of the early amortization of capitalized costs for the prepayment of U.S. $200 million of our 2017 notes, and from the effect of the calculation of the net present value of the liability resulting from the fiscal deconsolidation that occurred in 2013 as a result of changes in the tax consolidation regime.

Interest expense increased by 11% in the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to the depreciation of the mexican peso against the U.S. dollar, as interest on our bonds are denominated in dollars.

Interest expense increased by 50% in the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily due to the accelerated amortization of placement expenses on our repurchased notes, the prepayment premium offered to holders, commissions, and the early amortization of the capitalized costs; the effect of the calculation of the net present value of the liability resulting from the fiscal deconsolidation that occurred in 2013 as result of changes in the tax consolidation regime; and the cost of early termination of derivatives related to the La Piedad Bypass and the Rio Verde – Ciudad Valles highway project financings.

Interest income decreased by 32% in the year ended December 31, 2015 in part due to a decrease in excess cash held for operation.

Interest income decreased by 4% in the year ended December 31, 2014 in part due a decrease of excess cash held for the operation which is partially offset partly by variations in bank interest rates.

Our total debt as of December 31, 2015 increased 7% compared to December 31, 2014, primarily as result of the depreciation of the Mexican peso against the U.S. dollar, and increased borrowing in our Concessions segment.

Our total debt as of December 31, 2014 increased 39% compared to December 31, 2013, primarily as result of the depreciation of the Mexican peso against the dollar, and increased borrowing in our Concessions, Airports and Corporate and Other segments.

At December 31, 2015 and March 31, 2016 we had U.S.$ 32,140 million and U.S.$ 27,341 million, respectively, of debt issued or guaranteed as joint obligor or guarantor by our parent company.

At December 31, 2014 and March 31, 2015, we had U.S.$3,285 million and U.S.$3,336 million, respectively, of debt issued or guaranteed as joint obligor or guarantor by our parent company.

At December 31, 2015, 2014 and 2013, 45%, 45% and 35% respectively, of our total debt was denominated in currencies other than Mexican pesos, principally U.S. dollars. We may in the future incur additional non-peso denominated indebtedness. Declines in the value of the Mexican peso relative to such other currencies could both increase our interest costs and result in foreign exchange losses. Conversely, an increase in the value of the Mexican peso relative to such other currencies could have the opposite effect.

Share in Results of Joint Ventures and Associated Companies

Our share in joint ventures and associated companies includes the operations ICA Fluor; our environmental services affiliate PMA Mexico (sold in December 2015), which operates municipal potable water treatment and supply, sewage, waste water treatment and other waste management systems; our real estate affiliate Los Portales S.A.; our affiliate Actica San Martin (starting in October 2015), and the Facchina joint ventures, among others. Our Industrial Construction segment, comprised of the ICA Fluor joint venture, accounted for 74%, 41% and 62% of our total share in results of joint ventures and associated companies as of December 31, 2015, 2014 and 2013, respectively.

The following table sets forth our share in results of unconsolidated joint ventures and associated companies by segment for each year in the three-year period ended December 31, 2015.

	Year Ended December 31,
	2015	2014	2013
	(Millions of Mexican pesos)
Civil Construction	Ps. 137	Ps. 94	Ps. 180
Industrial Construction	44	(3)	67
Concessions	284	123	21
Corporate and Other	356	335	103

Total	Ps. 821	Ps. 549	Ps. 350

We include the results of our investments in the following associated companies and joint ventures in our Civil Construction segment: Grupo Rodio Kronsa (sold in the fourth quarter of 2015), Constructoras de Infraestructura de Agua del Potosí, Infraestructura y Saneamiento Atotonilco, Aquos El Realito, Administracíon y Servicios, the Atotonilco water treatment plant, the Acapulco Scenic Bypass, three of the Facchina’s joint venture projects, the Consortium for maintenance of oil pipelines in southern Colombia and the Construction Consortium for Line 3 of the metro in Chile, and beginning in the fourth quarter of 2015, the San Martin investment.

We include our share of the results of the following associated companies and alliances in the Concessions segment: PMA Mexico (sold in the fourth quarter of 2015), Autovia Nuevo Necaxa – Tihuatlan, Autovia Mitla – Tehuantepec, Renova – Atlatec, Suministro de Agua de Queretaro and El Realito.

We include the results of our investments in the following companies in the Corporate and Other segment: Los Portales, Fideicomiso Banco Invex, S.A. Reserva Escondida Trust (sold in the fourth quarter of 2015) Trust and Actica.

We include the results of our investment in ICA Fluor in the Industrial Construction segment.

Our share of income of unconsolidated associated companies represented a gain of Ps. 821 million in the year ended December 31, 2015 as compared to Ps. 549 million in the year ended December 31, 2014, primarily due to an increase in net income from ICA Fluor, PMA Los Portales y Autovia Mitla – Tehuantepec, among others. Our share of income of unconsolidated associated companies represented a gain of Ps. 549 million in the year ended December 31, 2014 as compared to Ps. 350 million in the year ended December 31, 2013, primarily due to the addition of Ps. 78 million in joint venture projects of Facchina, as well as an increase in net income from PMA Mexico and SAQSA.

With regard to ICA Fluor in particular, our share in results of our investment in ICA Fluor increased 173% in the year ended in December 31, 2015 from a loss in the year ended December 31, 2014 and increased 27.4% in the year ended December 31, 2014 from the year ended December 31, 2013. ICA Fluor’s revenues increased 95% in the year ended December 31, 2015 from the year ended December 31, 2014 principally due to the high volume of activity in Tula Coker plant and Los Ramones Sur gas pipeline projects. ICA Fluor’s revenues increased by 21% in the year ended December 31, 2014 from the year ended December 31, 2013 principally due to the high volume of activity in the Los Ramones Sur gas pipeline project, which had total revenues of Ps. 2,699 million during the year ended December 31, 2014, partially offset by the lower margins in this project. ICA Fluor’s operating income increased by 171% in the year ended December 31, 2015 from the year ended December 31, 2014, principally due to maintaining administrative costs at levels similar to the year ended December 31, 2014, coupled with a significant increase in revenue. ICA Fluor’s operating income increased by 99% in the year ended December 31, 2014 from the year ended December 31, 2013, principally due to maintaining administrative costs at levels similar to the year ended December 31, 2013, in addition to a significant increase in revenue.

Tax

In December 2013, the Mexican Congress approved a tax reform that became effective on January 1, 2014. The previous fiscal consolidation regime, which had permitted a parent company to report taxes on a consolidated basis, including those of majority-owned subsidiaries, was eliminated. Additionally, the tax reform eliminated the IETU regime and planned reductions in the statutory income tax rate were eliminated, such that the tax rate will continue at 30%.

In 2014, a new optional tax regime (the “Optional Regime for Groups of Companies”) was approved for companies that meet conditions and requirements similar to the previous regime of consolidation. This new optional tax regime allows qualifying companies , under certain rules, to defer a portion of income tax for up to three years through the determination of an integration factor, which is applied individually by all companies in the group to determine the income tax payable.

We chose to join the new Optional Regime for Groups of Companies of 2014, as allowed by the Income Tax Law of 2014, after submitting to the tax authorities the corresponding notice. We opted in this regime to take advantage of the minimum deferral available for the current fiscal year and potential deferrals in the future.

Tax liabilities due to the effects of deconsolidation as of December 31, 2013 will continue to be paid under the terms of the previous tax law. As of December 31, 2015 our estimated total liability for tax deconsolidation was Ps. 3,845 million, of which amount we have recorded Ps. 1,228 million as short-term and Ps. 2,617 million as a long-term liability (net of discounting for present value). As of December 31, 2014, we recorded Ps. 3,881 million of tax liability from deconsolidation, of which Ps. 182 million were recorded as short-term and Ps. 3,699 million were recorded as a long-term liability. See Note 28 to our consolidated financial statements.

As a result of the repeal of the IETU, the deferred IETU tax liability that we had recognized of Ps. 512 million in 2013 was cancelled for accounting purposes as of the date of the promulgation of the tax reform. See Note 28 to our consolidated financial statements.

In 2015, we recorded consolidated net tax of Ps. 3,223 million. As of December 31, 2015, we recorded a deferred income tax asset of Ps.3,333 million, comprised of temporary differences of Ps.3,331 million (including a benefit from deductible temporary differences on items included in other comprehensive income for Ps.161 million) and IMPAC recoverable of Ps.2 million. Additionally, we recorded a net deferred ISR liability of Ps.2,866 million, comprised mainly of Ps.2,694 million of taxable temporary differences and Ps.172 million of taxable temporary differences on items included in other comprehensive income. Our effective tax rate was (19.49%) in 2015. The 45.96% increase over 2014 was due primarily to deferred tax assets not recognized in 2014 of Ps. 7,288 million (44.06%). The effective tax rate differed from the statutory rate in 2015 by 49.49% due to the net effect of inflation, non-deductible expenses, tax losses updated with the inflation, investment in concessions, deferred tax assets not recognized previously and the effects of the difference in rates of foreign subsidiaries.

In 2014, we recorded consolidated net tax benefits of Ps. 751 million, which included income tax benefits of Ps. 1,034 million and tax credits for foreign taxes paid of Ps. 2 million. As of December 31, 2014, we recorded a deferred income tax asset of Ps. 6,164 million, comprised of temporary differences of Ps.6,106 million (including a benefit from deductible temporary differences on items included in other comprehensive income for Ps. 30 million), Ps. 55 million related to tax credits for foreign taxes paid and IMPAC recoverable of Ps. 2 million. Additionally, we recorded a net deferred income tax liability of Ps. 2,616 million, comprised mainly of Ps. 2,601 of taxable temporary differences and Ps. 15 million of taxable temporary differences on items included in other comprehensive income. Our effective tax rate was 26.47% in 2014. The 6.71% increase over 2013 was due primarily to the cancellation in 2013 of Ps. 512 million of deferred IETU tax liability (74.45%), the recovery of Ps. 125 million in taxes on assets (14.75%) (Asset Tax, or IMPAC) in 2013, due to the net effect of inflation Ps. 231 million (21.72%) and the effects of the difference in rates of foreign subsidiaries Ps. 191 million (17.88%). The effective tax rate differed from the statutory rate in 2014 by 3.53% due to the net effect of inflation, non-deductible expenses, the effects of unrecognized tax benefits, investments in joint ventures and associated companies and the effects of the difference in rates of foreign subsidiaries.

In 2013, we recorded consolidated net tax benefits of Ps. 354 million, which included income tax of Ps. 137 million and IETU benefits of Ps. 491 million. As of December 31, 2013, we recorded a deferred income tax asset of Ps. 4,546 million comprised of net deductible temporary differences of Ps. 4,199 million, Ps. 250 million related to tax credits for foreign taxes paid and IMPAC recoverable of Ps. 97 million. Additionally, we recorded a net deferred ISR liability of Ps. 2,075 million mainly of Ps. 2,126 of taxable temporary differences and Ps. 51 million of benefit of taxable temporary difference on items included in other comprehensive income. Our effective tax rate was (33.18)% in 2013. The (29.43)% increase over 2012 was due primarily due to of Ps. 703 million the effects of the difference in rates of subsidiaries (75.75%), due to the net effect of inflation of Ps. 513million (55.30%) and IETU tax liability of Ps. 89 million (9.55%).

The statutory tax rate in Mexico is 30%. Generally, the differences between effective tax rates and statutory tax rates are due to different rates for foreign subsidiaries, the effects of inflation and exchange rate fluctuations.

As of December 31, 2015, we assessed the probability for recovery of tax loss carry forwards, and decided to exclude from the determination of deferred taxes an amount of Ps.19,166 million. Until December 31, 2014 such tax losses were included in this determination, this led to the cancellation of Ps.5,750 million of deferred income tax assets in conjunction with our restructuring analysis. However, we maintain our right to redeem this tax loss, which has a term ranging between 6 and 10 years. See Note 28 to our financial statements.

Additionally we have been working with the Mexican tax authority to resolve any payments delays through in-kind payments or otherwise. See Note 22 (4) to our consolidated financial statements

As of December 31, 2015, the outstanding tax payment amounts is Ps. 973 million.

Net Income

We reported a consolidated net loss of Ps.(19,764) million in the year ended December 31, 2015, compared to consolidated net loss of Ps.(2,086) million in the year ended December 31, 2014, representing an increase in net loss of 848%.

We reported a consolidated net loss of Ps. 2,086 million in the year ended December 31, 2014, compared to consolidated net income of Ps. 1,422 million in the year ended December 31, 2013, representing a decrease of 247%.

Net income of non-controlling interest was Ps. 659 million in the year ended December 31, 2015 and Ps. 937 million in the year ended December 31, 2014. Net loss of controlling interest was Ps.(20,423) million in the year ended December 31, 2015 and net income of controlling interest was Ps. 3,024 million in the year ended December 31, 2015.

Net income of non-controlling interest was Ps. 937 million in the year ended December 31, 2014 and Ps. 999 million in the year ended December 31, 2013. Net loss of controlling interest was Ps. 3,024 million in the year ended December 31, 2014 and net income of controlling interest was Ps. 424 million in the year ended December 31, 2013.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with IFRS, including its amendments and interpretations, as issued by IASB.

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

We evaluate credit risk before the presentation of the offer. For public clients, we evaluate the origin of the funds, whether they are federal or state funds or whether they will come from a financing. At the same time, we evaluate the payment history of such client. In this way, we assure that there is an initial budget for the project. For private clients, we also evaluate their payment history and the origin of the funds for the project. The explanation of the credit risk is reviewed and approved by the committees of our senior management.

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

Occasionally, claims are initiated against project clients for additional costs that went above the contract price, or for amounts not includes in the original contract price, include orders to make changes to the project. These types of claims occur as a result of certain issues, such as delays attributed to the client, unit prices that are higher than expected, or changes to the scope of the initial project, that result in, directly and indirectly, additional costs. Frequently, these claims can serve as matters in long arbitration disputes, litigation, or proceedings with external experts, and, often, it may be difficult to predict with precision when these claims will be definitively resolved. When these types of matters occur and there are pending claims without resolution, we may invest significant amounts of working capital into the project in order to cover the excess costs while the claim in question is being resolved. With respect to change orders in particular, we may agree with the client with regards to the scope of the work that will be completed without agreeing on the price. In this case, it may be necessary to seek external experts and those external experts may provide valuations that are unfavorable to us, which we would be unable to control.

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

A new optional tax regime, a “regime of fiscal integration” was introduced those groups of companies that meet conditions and requirements similar to the previous consolidation regime. The main features of this regime are as follows: (i) a minimum controlling interest of 80% in the voting shares of integrated companies is required by the integrating entity, (ii) it allows the deferral of a portion of income tax up to three years, establishing strict controls in current income tax and paid at the individual level, (iii) tax loss carryforwards from integrated or integrative companies which belong to previous periods may not be incorporated into the regime (only tax loss carryforwards which are generated from the enactment date of the change in the tax law may be incorporated into this regime), and (iv) an integrating factor is determined which is applied by all companies in the group, individually, to determine the income tax payable and amount to be deferred income tax over three years.

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

Other Critical Accounting Judgments and Estimates

See Note 5 to our consolidated financial statements for further information regarding additional critical accounting policies.

Recently Issued Accounting Standards Application of new and revised IFRS

i)	Effective January 1, 2015, we adopted the following International Financial Reporting Standards and interpretations in our consolidated financial statements:

•	Amendments to IAS 19, Defined Benefit Plans: Employee Contributions

•	Annual Improvements to IFRSs, 2010-2012 Cycle

•	Annual Improvements to IFRSs, 2011-2013 Cycle

We do not manage contributions of the employees or third parties to the defined benefit plans, therefore, the application of Amendments to IAS 19 has had no impact on the disclosures or the amounts recognized in our consolidated financial statements. The application of IFRS Annual Improvements, 2010-2012 and 2011-2013 cycle had no significant impact on our consolidated financial statements.

ii)	We have not applied the following new and revised IFRSs that have been issued but are not yet effective:

•	IFRS 9, Financial Instruments (“IFRS 9”) (3)

•	IFRS 15, Revenue from Contracts with Customers (3)

•	IFRS 16, Leases (4)

•	Amendments to IFRS 11, Accounting for Acquisitions of Interests in Joint Operations (1)

•	Amendments to IAS 1, Disclosure Initiative (1)

•	Amendments to IAS 16 and IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization (1)

•	Amendments to IFRS 10, IFRS 12, and IAS 28 Investment Entities: Applying the Consolidation Exception (1)

•	Annual Improvements to IFRSs 2012-2014 Cycle (1)

•	Amendments to IAS 12 Income Taxes (2)

•	Amendments to IAS 7 (Cash Flow Statement) Disclosure Initiative (2)

1 Effective for annual periods beginning on or after July 1, 2016, with earlier application permitted.

2 Effective for annual periods beginning on or after January 1, 2017, with earlier application permitted.

3 Effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

4 Effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

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

We are in the process of determining the potential impacts on our consolidated financial statements resulting from the adoption of this standard.

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

We are in the process of determining the potential impacts on our consolidated financial statements resulting from the adoption of this standard.

IFRS 16 Leases

IFRS 16 (Leases) was issued in January 2016 and supersedes IAS 17 (Leases) and related interpretations. This new standard requires that most leases be presented in the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases remains in effect. IFRS 16 is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied.

Under IFRS 16, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciates accordingly and the liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17 would typically have had straight-line expenses) as an assumed linear depreciation of the right-of-use asset and the decreasing interest on the liability will lead to an overall decrease of expense over the reporting period.

In addition, the financial liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if the rate can be readily determined. If the rate cannot be readily determined, the lessee shall use their incremental borrowing rate.

However, a lessee may elect to account for lease payments as an expense on a straight-line basis over the lease term for leases with a lease term of 12 months or less and containing no purchase options (this election is made by class of underlying asset); and leases where the underlying asset has a low value when new, such as personal computers or small items of office furniture (this election can be made on a lease-by- lease basis).

IFRS 16 establishes different transitional provisions, including retrospective application or the modified retrospective application where the comparative period is not restated.

We are in the process of assessing the potential impact on our consolidated financial statements that could result from the adoption of this standard.

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

Our administration does not anticipate that the application of these amendments to IFRS 11 will have a material impact on our consolidated financial statements.

Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 give some guidance on how to apply the concept of materiality in practice. Our administration does not anticipate that the application of these amendments to IAS 1 will have a material impact on the our consolidated financial statements.

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

Our administration believes that the methods used are the most appropriate to reflect the consumption of the economic benefits inherent in the respective assets and accordingly, does not anticipate that the application of these amendments will have a material impact on our consolidated financial statements.

Amendments to IAS 12 Income Taxes

The amendments to IAS 12 (Income Taxes), clarify that unrealized losses in debt instruments measured at fair value and for tax purposes measured at cost, originate a temporal difference, regardless if the instrument holder expects to recover the book value of the instrument through its sale or its use. In addition, they specify that the book value in an asset does not limit the estimation of probable future taxable profits and that when comparing the deductible temporary differences with future taxable profits, the latter exclude tax deductions that would result from the reversal of the above mentioned deductible temporary differences. These amendments are effective for annual periods starting from January 1, 2017, with retrospective application, although early adoption is permitted.

We are in the process of assessing the potential impact that the adoption of these amendments could have in its consolidated financial statements.

Amendments to IAS 7 (Cash Flow Statement) Disclosure Initiative

Amendments to IAS 7 (Cash Flow Statement) require separate disclosure of the following changes in liabilities that arise from financing activities:

(i)	changes in cash flows from financing activities;

(ii)	changes by acquisition or loss of control in subsidiaries or other businesses;

(iii)	exchange rate fluctuations;

(iv)	changes in fair values; and other changes.

A way of complying with the new requirement is through a reconciliation between the opening and final balance of liabilities in the statement of financial position that arise from financing activities. Liabilities arising from financing activities are those whose cash flows are classified, or that will be classified in the future, such as financing activities cash flows in the statement of cash flow. The new disclosure requirements also apply to changes in financial assets as long as comply with the same definition.

These amendments are effective for annual periods beginning on January 1, 2017, with early adoption permitted, and entities are not require to submit comparative information when applied for the first time.

We are in the process of assessing the potential impact that the adoption of these amendments could have in its consolidated financial statements.

Effect of Application of the Critical Accounting Policies and Estimates on Results and Financial Position

Set forth below are the results derived from the application of the aforementioned policies and their effects on our consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013.

Construction Contracts

Our consolidated financial statements for the year ended December 31, 2015 included a provision for costs relating to project terminations amounting to Ps.205 million and a machinery lease provision of Ps.512 million. Our consolidated financial statements for the year ended December 31, 2014 included a provision for costs relating to project terminations amounting to Ps. 370 million and a machinery lease provision of Ps. 368 million. Our consolidated financial statements for the year ended December 31, 2013 included a provision for costs relating to project terminations amounting to Ps. 743 million and a machinery lease provision of Ps. 387 million. See Note 23(a) to our consolidated financial statements. As of December 31, 2015, 2014 and 2013, our consolidated financial statements include an allowance for doubtful accounts related to construction contracts of Ps. 5,755 million, Ps. 1,457 million and Ps. 897 million, respectively. Allowances and provisions were recorded based on our best estimates and current circumstances. If these circumstances change, we may need to modify the amount of allowances and provisions we have recorded.

Below is a table of relevant projects with either upward and downward changes in gross profit and their corresponding accounting effect due to favorable or unfavorable adjustments to contracts based on the percentage-of-completion method. The net changes in project profitability from revisions in estimates, both increases and decreases, were a net decrease of Ps. 791 million, a decrease of Ps. 470 million and an increase of Ps. 51 million for the years ended December 31, 2015, 2014 and 2013, respectively. The projects are summarized as follows:

	Number of Projects		Ranges of changes in gross profit (1)				Adjustments to contracts
			(In thousands of Ps.)				(In thousands of Ps.)
			Range of increase in projects with upward changes		Range of decrease in projects with downward changes
	Upward changes	Downward changes	From	To	From	To	Favorable	Unfavorable
Year ended December 31, 2015	0	3	Ps. 0	Ps. 0	Ps. 208	Ps. 334	Ps. 0	Ps.(857	)(2)
Year ended December 31, 2014	2	3	Ps. 135	Ps. 243	Ps. 129	Ps. 466	Ps. 378	Ps.(848)
Year ended December 31, 2013	2	2	Ps. 104	Ps. 298	Ps.(139)	Ps.(212)	Ps. 402	Ps.(351)

(1)	Contract amounts were selected whose variation in gross margin was higher than Ps. 189 million, Ps. 111 million and Ps. 91 million for the years ended December 31, 2015, 2014, and 2013, respectively.
(2)	The projects adjusted were principally Barranca Larga-Ventanilla Highway, Eastern Discharge Tunnel and Facchina Group of companies.

Income Tax

In 2015, we recorded a net tax of Ps. 3,223 million, which reflected the following components:

•	a current ISR expense of Ps.890 million,

•	a deferred ISR expense of Ps.2,333 million,

As of December 31, 2015, we recorded a deferred ISR asset of Ps.3,333 million, comprised of temporary differences of Ps.3,331 million (including benefit of deductible temporary differences on items included in other comprehensive income for Ps.161 million), and recoverable IMPAC of Ps.2 million. Additionally, we recorded a net deferred ISR liability of Ps.2,866million mainly of Ps.2,694 million of taxable temporary differences and Ps.172 million of taxable temporary differences on items included in other comprehensive income

In 2014, we recorded a net tax of Ps. 751 million, which reflected the following components:

•	a current ISR expense of Ps. 285 million,

•	a deferred ISR benefit of Ps. 1,034 million,

•	a tax credits for foreign taxes paid of Ps. 2 million,

As of December 31, 2014, we recorded a deferred ISR asset of Ps. 6,164 million, comprised of temporary differences of Ps. 6,106 million (including benefit of deductible temporary differences on items included in other comprehensive income for Ps. 30 million), Ps. 55 million related with credit tax of foreign taxes paid and recoverable IMPAC of Ps. 2 million. Additionally, we recorded a net deferred ISR liability of Ps. 2,616 million mainly of Ps. 2,601 million of taxable temporary differences and Ps. 15 million of taxable temporary differences on items included in other comprehensive income.

In 2013, we recorded a net tax of Ps. (354) million, which reflected the following components:

•	a current ISR and asset tax expense of Ps. 181 million,

•	a deferred ISR benefit of Ps. 44 million,

•	a current IETU expense of Ps. 21 million, and

•	a deferred IETU benefit of Ps. 512 million.

As of December 31, 2013, we recorded a deferred ISR asset of Ps. 4,546 million comprised of net deductible temporary differences of Ps. 4,199 million, Ps. 250 million related to tax credits for foreign taxes paid and IMPAC recoverable of Ps. 97 million. Additionally, we recorded a net deferred ISR liability of Ps. 2,075 million mainly related to net taxable temporary differences, primarily of Ps. 2,126 million of taxable temporary differences and Ps. 51 million of benefit of taxable temporary differences on items included in other comprehensive income.

Tax losses as of December 31, 2013 have been recognized, as we believe we will be able to recover such losses based on our projections and business plan. Our existing level of backlog is expected to generate a greater volume of business in the future, resulting in increased taxable income that will compensate deferred tax assets recognized as of December 31, 2013.

At December 31, 2015 and 2014, we have recognized a deferred tax asset from tax losses carry forwards in subsidiaries of Ps.4,864 million and Ps.11,199 million, respectively, which we expect will be recovered in the future according with their taxable income projections and various operating strategies.

At December 31, 2015, the tax payable for deconsolidation is Ps.4,251 million, payable as follows: Ps.1,228 million in 2016 (reflected in current liabilities at December 31, 2015) and Ps.3,023 million from 2017 to 2024. The estimate that is reflected in the financial statements was determined based on the terms of the Mexican Income Tax Law. The long-term liability for Ps.3,023 million, was recognized at present value in the consolidated financial statements for Ps.2,617 million, with a cumulative discount effect for Ps.405 million. See Note 28 (e) to our consolidated financial statements. The aggregate tax liability for deconsolidation as of the date of this report is Ps. 1.228 million. At December 31, 2014, the tax payable for deconsolidation is Ps. 4,411 million, payable as follows: Ps. 183 million in 2015 (reflected in current liabilities at December 31, 2014) and Ps. 4,229 million from 2016 to 2023. The estimate that is reflected in the financial statements was determined based on the terms of the Mexican Income Tax Law. The long-term liability for Ps. 4,229 million, was recognized at present value in the consolidated financial statements for Ps. 3,699 million, with a cumulative discount effect for Ps. 530 million. See Note 28 to our consolidated financial statements

Derivative Financial Instruments

We have entered into interest rate swaps and options (designated as cash flow hedges), foreign currency swaps and options (designated as foreign currency cash flow hedges) and other derivative instruments (designated as trading derivatives as they do not meet hedge accounting requirements) for the terms of some of our credit facilities with the objective of reducing the uncertainties resulting from interest rate and exchange rate fluctuations. To date, the results of our derivative financial instruments have been mixed. Their mark-to-market valuation as of December 31, 2015, decreased our derivative liabilities by Ps. 46 million and decreased our derivative assets by Ps. 937 million. Those effects are reflected in our consolidated equity by Ps. 144 million and Ps. (288) million in our consolidated statement of comprehensive income for 2015. Their mark-to-market valuation as of December 31, 2014, increased our derivative liabilities by Ps. 75 million and increased our derivative assets by Ps. 192 million. Those effects are reflected in our consolidated equity by Ps. (68) million and Ps. 581 million in our consolidated statement of comprehensive income for 2014. Their mark-to-market valuation as of December 31, 2013, decreased our derivative liabilities by Ps. 131 million and increased our derivative assets by Ps. 280 million. Those effects are reflected in our consolidated equity by Ps. (207) million and Ps. 326 million in our consolidated statement of comprehensive income for 2013.

B. LIQUIDITY AND CAPITAL RESOURCES

General

Our principal uses of funds in the year ended December 31, 2015 were:

•	Ps. 12,838 million for the payment of bank and securities debt;

•	Ps. 574 million for the construction of the Mitla – Tehuantepec Highway;

•	Ps. 352 million for the construction of the Barranca Larga – Ventanilla Highway; and

•	Ps. 299 million for the construction of the Palmillas – Apaseo El Grande Toll Road.

Our principal sources of funds in 2015 were asset divestitures, third party financing for our construction and concessions projects, proceeds from project execution, debt refinancing through project bonds, and asset divestitures.

•

Sales of 49% stake of the operational platform ICA OVT to one of Canada’s leading institutional fund managers, CDPQ. This platform includes, the Mayab Toll Road, Rioverde – Ciudad Valles highway, the La Piedad Bypass and the Acapulco Tunnel. The total proceeds received from this sale was Ps. 3,014 million

•	Sale of a 100% stake in Proactiva for Ps. 1,240 million

•	Sale of 3.02% of Series B Shares of GACN for Ps. 967 million

•	Sale of a 100% stake in Rodio – Kronsa for Ps. 284 million

•	Sale of Grupo Punta Condesa and Reserva Escondida for a total of Ps. 600 million

•	Financing transaction with Santander for Ps. 2,250 million, with Series B Shares of GACN pledged as collateral

•	Credit agreement with Deutsche Bank and Barclays for US$92 million, with Series B Shares of GACN pledged as collateral

•	Credit Agreement with Deutsche Bank for US$66 million, with Series B Shares of GACN pledged as collateral

•	Working Capital lines for Ps. 1,000 million for the Civil Construction Segment

Our expected future sources of liquidity include cash flow from our Civil Construction, Concessions and Airport segments, debt refinancing and asset sales within our Concessions segments, as well as from third party debt and equity for our construction, concessions and real estate projects. We cannot guarantee that we will be able to continue to generate liquidity from these sources particularly in light of our current financial situation. We expect our principal future commitments for capital expenditures to include capital requirements related to new and existing concessions. Each of the concessions we currently have under contract has long-term third party financing. Our policy and practice is to have indicative arrangements in place for third party financing at the time we participate in a bid offering for a concession. It is also our policy and practice to have arrangements in place for third party financing at the time we participate in a bid offering for a construction project, if the construction project requires financing. Construction projects that require third party financing include those without traditional public works payment procedures, where we receive an initial payment in advance and we invoice the client periodically after making expenditures for the project. Our traditional public works contracts, on the other hand, require spending simultaneously with or after payment of invoices by the public project client, thereby typically not requiring capital expenditures in excess of available funding. Because of our third-party financing policies and the procedures of our public works contracts, we expect our capital requirements related to concessions to vary less than our discretionary capital spending in other areas such as in non-public works construction, which are more often sensitive to market conditions, although there can be no assurance that our capital requirements related to concessions will not vary.

As of December 31, 2015 we had net working capital (current assets less current liabilities) of Ps.(25,699) million compared to Ps. 10,316 million as of December 31, 2014 and Ps. 5,537 million as of December 31, 2013. The decrease in our total net working capital as of December 31, 2015 compared to as of December 31, 2014 was primarily attributable to the reclassification to short-term of certain debt obligations in the Construction and Concessions segment and the three corporate bonds that may become due once there was a non-compliance on payment obligations. The decrease in our total net working capital as of December 31, 2014 compared to December 31, 2013 was primarily attributable to an increase in cash and receivables, and a decrease in notes payable.

From 2010 to 2013, we experienced a trend towards lower net working capital due in part to a larger portion of our concessions entering into their operating stage. During the construction phase of concession projects, we tend to experience higher working capital balances as a result of higher cash balances from the financing obtained for the concession project. During the operational phase of a concession, our cash balances may not be as high, as cash was utilized in the construction phase of the concession, and what remains is cash generated from the operation of the concession, including payables related to the operations of concessions. We expect this trend to continue as more of our concessions move from the construction phase to the operational phase. During 2014, we issued long-term debt that was used mainly to refinance short-term debt, causing a reversal of the trend towards lower net working capital. During 2015, the increase of the allowance for doubtful accounts, the reversal of the costs and estimated earnings in excess of billings and the reclassification to short-term debt of certain debt obligations had a negative impact in our Balance Sheet, decreasing our net working capital balance.

There can be no assurance, however, that the trend toward lower net working capital balances will not continue due to changes in the mix of projects under execution at any given time and their completion dates. Another trend toward our greater working capital needs is the growth of our Concessions segment, in which we have seen a trend toward greater investment requirements in infrastructure projects. When we perform construction under concessions, we generally must wait for an extended period—until after the concession has completed construction and begun operating—to recover the costs of construction. Finally, when constructing public works, we often experience a delay in payment, particularly in the initial phases of a project. The impact of the turmoil in the global financial system, and the recession in Mexico may result in delayed payment of monthly invoices for construction compared to what is historically typical.

The increase in 2015 in current liabilities was primarily due to the reclassification to short-term debt of certain debt obligations and the three Senior Notes that may become due once there was non-compliance on payment obligations. The decrease in 2014 in current liabilities was primarily due to the reduction of short-term debt. The increase in 2013 in current liabilities was primarily due to the slowdown in the collection cycle and its corresponding impact on the timing of our payments to providers. Our liabilities have increased in line with increases in our work volume of and number of projects, which typically result in an increase in current liabilities with subcontractors and suppliers.

Our cash and cash equivalents (including restricted cash) were Ps. 9,289 million as of December 31, 2015, of which Ps. 2,697 million was unrestricted cash held at GACN, as compared to Ps.8,413 million as of December 31, 2014 and Ps. 6,964 million as of December 31, 2013, As of December 31, 2015, we had a current ratio (current assets over current liabilities) of 0.56, as compared to a current ratio of 1.37 as of December 31, 2014 and 1.19 as of December 31, 2013.

Cash and cash equivalents (including restricted cash) at year-end 2015, included:

•

Ps. 4,039 million, or 43% of our cash and cash equivalents, held in reserves established to secure financings, in connection with the SPC Projects, Acapulco Tunnel, the Kantunil-Cancun toll road, the Rio Verde-Ciudad Valles, the La Piedad bypass project, and the Palmillas- Apaseo El Grande Toll Road project, all of which are restricted; and

•	Ps. 2,697 million, or 29% of our cash and cash equivalents, held in our Airports segment, which is unrestricted.

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

We generated a net Ps. 7,120 million in operating activities during the year ended December 31, 2015, as compared to generating a net Ps. 1,993 million in operating activities during the year ended December 31, 2014. This increase can mainly be attributed to an increase in funding from suppliers and creditors combined with decreased payment on our accounts receivables. We generated a net Ps. 1,993 million in operating activities during the year ended December 31, 2014, as compared to generating a net Ps. 1,753 million in operating activities during the year ended December 31, 2013. This increase can mainly be attributed to an increase in the number and volume of projects under execution. Portions of our assets are pledged to a number of banks under credit arrangements, including: Credit Suisse AG, Cayman Islands Branch, Global Bank Corporation; Banco Inbursa, BBVA Bancomer Institución de Banca Multiple, Grupo Financiero BBVA Bancomer; Banco Mercantil de Norte, S.A. Grupo Financiero Banorter; Bancodel Bajo, S.A, Banco Nacional de Obras y Servicios Publicos, S.N.C; Bancolombia, S.A., Deutsche Bank AG, London Branch; Interamerican Credit Corporation and Sociedad Hipotecaria Federal. The assets we have pledged include collection rights under construction contracts, concessions, construction machinery and equipment, real property, dividend rights and shares of each of our financed concession projects. Notably among these, we have pledged, Autovia Necaxa-Tihuatlan, S.A. de C.V., (“Auneti”), our joint venture that operates the Nuevo Necaxa-Tihuatlan highway, our 50% interest in Los Portales, S.A., a real estate associate located in Peru, our interest in the El Realito project, our interest in the Agua Prieta project, our shares of Autopista Naucalpan Ecatepec, S.A. de C.V., (“ANESA”), the contractor for the Rio de los Remedios-Ecatepec toll Highway project, as well as the collection rights of the Rio de Los Remedios-Ecatepec project and Palmillas-Apaseo El Grande Toll Road. In general, assets securing credit arrangements will remain pledged until the arrangement secured by these assets expire. As a result of these arrangements, our ability to dispose of pledged assets requires the consent of these banks and our ability to incur further debt (whether secured or unsecured) is limited. At December 31, 2015, we had unrestricted access to Ps.4,816 million of our cash and cash equivalents, as compared to Ps.4,955 million at December 31, 2014 and Ps. 3,535 million as of December 31, 2013. See Note 6 to our consolidated financial statements.

Our debt agreements contain standard covenants and events of default applicable to us, including cross-defaults that permit our lenders to accelerate debt. The indentures under which we issued the Senior Notes at the holding company level in February 2011, July 2012 and May 2014, respectively (of the U.S.$350 million issued in July 2012, US.$150 million are currently outstanding as a result of our May 2014 tender offer), and under each of which we are currently in default, contain various covenants and conditions that limit our ability to, among other things: incur or guarantee additional debts; create liens; enter into transactions with affiliates; and merge or consolidate with other companies. In addition, our other debt agreements provide for various covenants that restrict the ability of us and our operating subsidiaries to incur additional indebtedness, sell fixed and other non-current assets and make capital distributions to us. We have also increasingly been required to accept clauses which, if invoked, typically require a borrower to pay additional amounts under a loan agreement as may be necessary to compensate a lender for any increase in costs to such lender as a result of a change in law, regulation or directive. As a result of these covenants, we are limited in the manner in which we conduct our business and may be unable to engage in certain business activities. Restrictive covenants in our project debt agreements restrict only the project contracting the financing agreement in which they are contained, and generally do not restrict our operating subsidiaries. See Note 27 to our consolidated financial statements and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

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

Project Financing

We use a number of project financing structures to raise the capital necessary for our projects. We historically financed our construction operations primarily through advances from customers. Increasingly, we have been required to arrange construction-phase financing. This has typically been done through bank financing under limited - or non-recourse structures. Our ability to arrange financing for the construction of infrastructure facilities is dependent on many factors, including the availability of financing in the credit market.

In our Concessions segment, we typically provide a portion of the equity and our investment is returned over time once the project is completed. Concessions are an approach to financing public-sector projects through the private sector. In certain non-concession projects that are financed as part of Mexico’s public works financing program, payment of the contract price is deferred until the project is operational. Due to the nature of most infrastructure projects, which typically involve long-term operations, we do not recover our equity or debt contribution or receive payment under the contract until the construction phase is completed. Depending on the requirements of each specific infrastructure project, whether such project is a concession or not, we typically seek to form a consortium with entities that have expertise in different areas and that can assist us in obtaining financing from various sources. See “Item 3. Key Information—Business Overview—Infrastructure.” We anticipate that future revenues will depend significantly on our ability directly or indirectly to arrange financing for the construction of infrastructure projects.

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

We believe that our ability to finance our projects has in the past enabled us to compete more effectively in obtaining concessions projects. Providing financing for construction projects, however, increases our capital requirements and exposes us to the risk of loss of our investment in a project. Furthermore, our current liquidity constraints and financial situation may further limit our ability to finance projects. We attempted to compensate for this risk by entering into financing arrangements on terms generally intended to provide us with a reasonable return on our investment. We have implemented a policy to be selective in choosing projects where we expect to recover our investment and earn a reasonable rate of return. However, we cannot assure you that we will be able to realize these objectives or continue financing construction projects as we have in the past.

Indebtedness

Our total consolidated debt to equity ratio was 15 to 1 at December 31, 2015 and 2.9 to 1.0 at December 31, 2014. This deterioration in the debt to equity ratio at December 31, 2015 from December 31, 2014 mainly reflected an increase in U.S. Dollar-denominated bank debt, principally due to recognition in 2015 for doubtful accounts receivable, an adjustment in the determination of net realizable value of inventories, impairments to investment properties and concession assets, and the effect of depreciation of the Mexican peso relative to the U.S. Dollar. Our total consolidated debt to equity ratio was 2.9 to 1.0 at December 31, 2014 and 2 to 1.0 at December 31, 2013. This deterioration in the debt to equity ratio at December 31, 2014 from December 31, 2013 mainly reflected an increase in U.S. Dollar denominated bank debt, principally due to a depreciation of the Mexican peso relative to the U.S. dollar and also, to a lesser extent, to additional financings, including U.S. dollar-denominated financing for the acquisition of Facchina. See Item 13—Defaults, Dividend Arrearages and Delinquencies.

As of December 31, 2015, approximately 33% of our consolidated revenues and 45% of our indebtedness were denominated in foreign currencies, mainly U.S. dollars. Unless, as is our policy, we contract debt financing in the same currency as the source of its repayment, decreases in the value of the Mexican peso relative to the U.S. dollar may increase the cost in Mexican pesos of our debt service obligations with respect to our U.S. dollar denominated indebtedness and may also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased. We have entered into cash flow hedges, including with respect to foreign currency cash flow, and other trading derivative instruments for the terms of some of our credit facilities with the objective of reducing the uncertainties resulting from interest rate and exchange rate fluctuations. To date, the results of our derivative financial instruments have been mixed and have not substantially affected our cash flows. See “Item 3. Risk Factors—Risks Related to Mexico and Other Markets in Which We Operate—Appreciation or depreciation of the Mexican peso relative to the U.S. dollar, other currency fluctuations and foreign exchange controls could adversely affect our financial condition and results of operations” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Derivative Financial Instruments.” Several of our subsidiaries have lesser exposure to foreign currency risk because a higher percentage of their revenues are denominated in U.S. dollars.

We and certain of our subsidiaries and unconsolidated affiliates have entered into debt and other agreements containing restrictive covenants that restrict the ability of us and our operating subsidiaries to incur additional indebtedness, sell fixed and other non-current assets and make capital. See Note 21 to our consolidated financial statements.

In 2015, our debt service obligations (principal and interest before commission expenses) totaled Ps.70.923 million for debt denominated in principally in pesos and U.S. Dollars, as compared to Ps. 65,700 million in 2014. As of December 31, 2015, our consolidated net debt (interest paying debt less cash and cash equivalents of our consolidated subsidiaries) was Ps.58,328 million, as compared to Ps.54,836 million as of December 31, 2014. Our net debt increased in 2015 by Ps.3,597 million due to an increase in U.S. Dollar denominated debt and depreciation of the Mexican peso against the U.S. dollar. Although not an IFRS measure, we believe that consolidated net debt is a measure that provides useful information to our investors because we review net debt as part of our management of our overall liquidity, financial flexibility, capital structure and leverage. Consolidated net debt is composed of total debt (current debt and current portion of long-term debt plus long term debt) less cash and cash equivalents, each of which appears in our consolidated financial statements.

For a quantitative reconciliation of consolidated net debt, please see the table below, which sets forth, at the dates indicated, our total debt, debt services obligations and consolidated net debt.

	As of December 31,
	2015	2014	2013
	(Millions of Mexican pesos)
Short term debt	Ps. 34,391	Ps. 6,769	Ps. 9,912
Long term	33,226	56,535	38,358

Total Debt	67,617	63,303	48,270

Payable interest	1,616	933	715
Debt cost	1,690	1,463	842

Debt service obligations	70,923	65,700	49,827

Total debt	67,617	63,303	48,270
Total cash	9,289	8,468	7,002

Net debt	58,328	54,836	41,268

Empresas ICA

In February 2011, we issued U.S.$ 500 million of 8.9% senior unsecured notes due 2021, or the 2021 Notes. The notes are guaranteed on a senior unsecured basis by our subsidiaries Constructoras ICA, S.A. de C.V., or CICASA, Controladora de Empresas de Vivienda, or CONEVISA, and CONOISA. Approximately half of the net proceeds from the sale of the notes was used to repay a bridge loan among our subsidiary Aeroinvest, as borrower, us, as guarantor, and Bank of America, N.A., acting through its Cayman Branch, as lender. The balance of the proceeds from the notes was used for general corporate purposes, including equity contributions for new and existing projects. In July 2012, we issued U.S.$350 million of 8.375% senior unsecured notes due 2017, or the 2017 Notes, of which only US.$150 million are currently outstanding as a result of our May 2014 tender offer. The new issuance was also guaranteed on a senior unsecured basis by our subsidiaries CICASA, CONOISA and CONEVISA. The net proceeds from the sale of the notes were used to prepay short and long-term debt. In May 2014, we issued U.S.$700 million of 8.875% senior unsecured notes due 2024, or the 2024 Notes. The new issuance was also guaranteed on a senior unsecured basis by our subsidiaries CICASA, CONOISA and CONEVISA. The net proceeds from the sale of the notes were used to pay short-term parent company debt and fund a partial tender offer for U.S.$ 200 million of ICA’s outstanding Senior Notes 2017.

During 2014, we entered into certain bridge facilities at our parent company level. As of December 31, 2014 total unsecured corporate debt guaranteed by CONOISA, CICASA, ICASA, CONEVISA and EMICA totaled U.S.$ 1,706 million. See Note 27 to our consolidated financial statements.

During 2015, we failed to pay interest when due on the 2024 Notes, in order to preserve liquidity, prioritize ongoing operations and fund projects currently under development As of December 31, 2015 total unsecured corporate debt guaranteed by CONOISA, CICASA, ICASA, CONEVISA and EMICA totaled Ps. 33,473 million.

In the first quarter of 2016, we also failed to pay interest on the 2017 Notes and our 8.9% senior notes due 2021.

We are currently in the process of exploring alternatives for the restructuring of all of the company’s debt obligations. See Item 13—Defaults, Dividend Arrearages and Delinquencies.

CICASA

On April 27, 2015 CICASA executed a loan agreement with BBVA Bancomer in the amount of Ps. 1,000 million. The loan matures on February 29, 2016 and will be repaid with the collection rights, which will be transferred to a Trust, of the construction of (i) the Túnel Canal General by ICASA and COTRISA; (ii) the Tren Interurbano México – Toluca by ICASA and COTRISA; (iii) the Túnel Churubusco – Xochiaca by ICASA and COTRISA and; (iv) the Presa de Almacenamiento Santa María by ICASA and CONOISA (as successor in interest to Aeroinvest). The loan was paid in full and the collection rights of the construction of (i) the Túnel Canal General by ICASA and COTRISA; (ii) the Tren Interurbano México – Toluca by ICASA and COTRISA; (iii) the Túnel Churubusco – Xochiaca by ICASA and COTRISA and; (iv) the Presa de Almacenamiento Santa María by ICASA and Aeroinvest were released from the trust and returned to ICASA, COTRISA and CONOISA (as successor in interest to Aeroinvest).

La Yesca

CPH is a special purpose subsidiary created to construct the La Yesca hydroelectric project. The terms of the La Yesca contract require that we secure financing for the project costs and limit disbursements during the construction phase to 90% of the cash cost of any certified work performed. We and the other shareholder of CPH have agreed to guarantee certain obligations of CPH under the project contracts, including the financing documents, subject to certain limitations, in the event of an early termination of the public works contract for the project. CPH obtained financing for the construction phase of the La Yesca hydroelectric project in the first quarter of 2008 from WestLB AG, which also structured the financing for the El Cajon hydroelectric project. The financing consisted of a U.S.$910 million line of credit to be used to cover construction costs and a U.S.$140 million revolving line of credit to be used to finance monthly working capital requirements and to be repaid from the construction line of credit, both of which contain various restrictive covenants typical in a project financing including, significantly, covenants limiting CPH’s access to additional cash other than what the project specifically requires until project completion and after final payment from the Mexican Federal Electricity Commission (Comision Federal de Electricidad) is received, as well as covenants limiting CPH’s ability to contract additional debt or guarantees. The U.S.$910 million construction line of credit was syndicated and has a term that lasts the duration of the construction period, subject to certain permissible extensions if the La Yesca project completion date is delayed. The repayment of the construction line of credit has occurred in three installments: (i) the first payment of U.S.$700 million was made on the date of provisional acceptance of the first turbine unit, (ii) the second payment of U.S.$342 million was paid on December 20, 2012 upon delivery of the second turbine unit in 2012, (iii) an additional payment of U.S.$147 million, which represented partial settlement for additional work undertaken on the project, was paid on December 23, 2013 and (iv) from May 2014 to December 2014 we collected an additional amount of Ps. 653 million (approximately U.S.$ 41 million).

Aeroinvest

On January 5, 2016, Aeroinvest merged into CONOISA, a wholly-owned subsidiary of EMICA, with CONOISA as the surviving entity. As a result of this internal merger, CONOISA assumed all of the rights and obligations of Aeroinvest, including with respect to Aeroinvest’s beneficial ownership of Series B Shares. As of the date of this filing, the merger is effective but is subject to an additional period of review pursuant to Mexican law.

On July 21, 2015, Aeroinvest entered into a credit agreement with Deutsche Bank in the amount of U.S.$92 million due to mature on May 15, 2018. Aeroinvest pledged certain of its Series B Shares in GACN to the lender. This loan was guaranteed by EMICA, ICASA, CONEVISA, CONOISA and CICASA. On February 2, 2016 Deutsche Bank foreclosed on the collateral and the loan was repaid in full.

On November 27, 2015, ICA Planeación entered into a Ps. 600 million credit agreement with Value, S.A. de C.V., Casa de Bolsa (“Value”) This loan was guaranteed by pledges of Series B Shares of GACN, between March 10, 2016 and March 17, 2016, Value foreclosed on the collateral and the loan was repaid in full.

On June 2, 2015, Aeroinvest entered into a financing transaction with Banco Santander (México), Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander”) for purposes of obtaining short-term cash financing on a secured basis through monetization of its position in the Series B Shares, in exchange for initial cash payments to Aeroinvest of Ps. 4,024 million. In January 2016, in connection with the termination of a financing transaction with Banco Santander Mexico S.A. (“Santander”), (i) on January 8, 2016, Santander sold an aggregate of 27,795,120 Series B Shares of GACN, or 6.9% of Series B Shares of GACN currently outstanding, at a price of Ps. 78.01 per Series B Share, which resulted in aggregate net proceeds of Ps. 2,168 million; and (ii) on January 15, 2016, Monex Casa de Bolsa, S.A. de C.V., Monex Grupo Financiero, as pledge administrator under the financing transaction sold an aggregate of 2,550,475 Series B Shares of GACN, or 0.6% of Series B Shares of GACN currently outstanding, at a price of Ps. 77.37 per Series B Share, which resulted in an aggregate net proceeds of Ps. 197 million.

See Note 42 to our consolidated financial statements.

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

SPC Projects

In September 2011, two of our special purpose subsidiaries placed Ps. 7,100 million in bonds in two tranches—one Mexican peso tranche in the amount of Ps. 5,323 million at a fixed annual rate of 10.1% and one UDI tranche in the amount of Ps. 1,777 million with a real annual rate of 5.65%—in the Mexican market with a term of 20.8 years to finance two social infrastructure projects consisting of the construction of, and provision of non-penitentiary services to, two federal penitentiaries. Our obligations under these debt securities are secured by a pledge of the collection rights under the SPC contracts. We began making quarterly principal and interest payments on the bonds in July, 2013 according to their amortization schedule. In 2012, we reopened the bonds and issued Ps. 160 million in the Mexican market under substantially similar terms as the Mexican peso tranche. In the same year we also issued a series of subordinated notes for Ps. 1,699 million (in UDI-denominated notes) in the Mexican market at a real annual rate of 8%. As of December 31, 2015, the outstanding balances for the senior bonds and follow on issuances were Ps. 6,288 million for PASACB 11 and 12, Ps. 1,993 million for PASACB 11U and for the subordinated bonds was Ps. 1,796 million for PSBCB 12U, or Ps. 9,551 million in the aggregate.

ViveICA Credit Lines

In July 2011, ViveICA entered into a Ps. 347 million seven-year loan agreement with Banco Bajio for the Marina Nacional project. This loan is guaranteed by CONEVISA and includes a pledge over the Marina Nacional property, based on the rate of sales in the project. As of December 31, 2015, Ps. 346.9 million of the loan was outstanding.

In October 2011, we entered into a series of revolving lines of credit with for BanRegio for an aggregate amount of Ps. 213 million. This facility, which includes a mortgage on real estate property in Pedregal and is guaranteed by EMICA and CONEVISA, is available for drawing for a period of five years and has a monthly amortization rate. As of December 31, 2015, we had approximately Ps. 65 million outstanding under this facility.

On February 2012, ViveICA entered into a Ps. 50 million five-year loan agreement with ABC Capital for the Pedregal project. This loan is granted by EMICA and CONEVISA and includes a pledge over the Pedregal property and has a monthly amortization rate. As of December 31, 2015, Ps. 16.7 million of the loan was outstanding.

On January 2013, we entered into a revolving line of credit with Ve por Más for an amount of Ps.12 million. This facility, which includes a mortgage on real estate property is guaranteed by EMICA, CONEVISA and ICASA, and has a monthly amortization rate. The line was paid in full on its maturity date, October 2015. As of December 31, 2015, the outstanding amount under this facility was zero.

On December 2013, we entered into a series of revolving lines of credit with Sociedad Hipotecaria Federal for an aggregate amount of Ps. 367 million. This facility, which includes a mortgage on real estate property in Ciudad Natura Monterrey, Ciudad Natura Cancun, Foresta, Playa del Carmen, San Antonio, Santa Monica and La Vista, matures on January 2018 and has an amortization rate linked to sales rate. As of December 31, 2015, we had approximately Ps. 68 million outstanding under this facility.

On March 2014, we entered into a series of revolving lines of credit with Banorte for an aggregate amount of Ps. 334 million. This facility, which includes a mortgage on real estate property in Piedras Blancas, Campestre, Santa Monica, Foresta, Santa Maria, Cancun, Bosques and Torres, is also guaranteed by CONEVISA, matures on November 2018, and has an amortization rate linked to sales rate. As of December 31, 2015, we had approximately Ps. 59 million outstanding under this facility.

On November 2014, we entered into a series of revolving lines of credit with Banco Inmobiliario Mexicano for an aggregate amount of Ps. 83 million. This facility, which includes a mortgage on real estate property in San Miguel and Tizayuca and is guaranteed by CONEVISA, matures on November 2018 and has an amortization rate linked to sales. As of December 31, 2015, we had approximately Ps. 6.4 million outstanding under this facility.

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

As of December 31, 2015, the balance outstanding under these notes was Ps. 943 million; the project has generated sufficient funds to service the debt and its interest payments.

There are no parent company guarantees related to this debt. We have entered into interest rate options in connection with this debt.

Rio Verde–Ciudad Valles Highway and Libramiento de la Piedad Notes

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

As of December 31, 2015, the balance of the debt totaled Ps. 1,804 million for debt series A1, Ps. 1,792 million for debt series A2 and Ps. 1,750 million for the subordinate debt series A2, or Ps. 5,346 million in the aggregate.

The Kantunil–Cancun Highway (Mayab Consortium)

In 2008, as a consequence of our acquisition of the Mayab Consortium, which holds the concession for the Kantunil-Cancun highway, we assumed the Mayab Consortium’s long-term debt securities, which as of December 31, 2011 were equivalent to Ps. 2,446 million.

In 2012, the Mayab Consortium issued and sold Ps. 4,500 million in notes (certificados bursátiles) with a maturity of 22 years in two trenches. The first tranche was for Ps. 1,195 million with a fixed interest rate of 9.67%, and the second tranche was for the equivalent of Ps. 3,305 million, in UDI, at a fixed real interest rate of 5.80%. At December 31, 2015, the UDI-denominated notes were equivalent to Ps. 3,433 million and the peso denominated debt totaled Ps. 1,161 million. Interest on these notes is paid semi-annually. We used approximately Ps. 2,339 million of the net proceeds from the issuance of these notes to prepay the earlier notes assumed in 2008. The remaining funds were used for the construction of the 54-kilometer expansion of the Kantunil-Cancun highway, which began full operations in September 2014.

At the beginning of 2015, the Mayab Consortium had two U.S. $50 million working capital credits. The lender of one of the working capital credits was Morgan Stanley and the lender of the other was Barclays. Both loans were fully paid in June 2015, using part of the proceeds from the sale of the 49% participation of OVT to CDPQ.

Rio de los Remedios–Ecatepec Highway

In February 2010, our subsidiary ANESA (formerly Viabilis) entered into a long-term financing agreement for the Rio de los Remedios-Ecatepec highway project with Banobras development bank. Currently, 13.2 kilometers are operational and toll revenues in 2015 were Ps. 301 million. The Ps. 3,000 million line of credit was applied to Phase 1 of the highway project. On April 15, 2010, ANESA made its first draw under this line of credit in the amount of Ps. 1,136 million. As of December 31, 2015, we have Ps.2,947 million outstanding under this line of credit. This credit facility matures in 2027 and has a fixed interest rate of 7.8% plus applicable margin, which varies between 295 and 370 basis points over the term of the loan. Repayment of the loan is expected to occur over the final 14 years of its term; 70% of the loan will be subject to a fixed payment calendar while 30% is payable only to the extent cash is available from the highway project after the fixed-calendar payments are made. The financing agreement includes standard covenants and events of default applicable to ANESA, significantly, reporting obligations, conduct of business, compliance with laws, limitations on merger and acquisition transactions, limits on contracting additional debt or guarantees, limits on modification of construction contracts without the consent of the lenders and a prohibition on derivative transactions. The financing agreement does not include covenants or events of default related to financial ratios. We are in compliance with the terms of this contract.

The financing package with Banobras for the ANESA credit facility includes a joint and several guarantee of ANESA’s performance by Ingenieros Civiles Asociados, S.A. de C.V., our construction subsidiary, as well as a payment guarantee by our subsidiary CICASA, until operations of various phases of the highway begin. Additionally, our shares of ANESA are pledged to Banobras as collateral. On October 2, 2015, ANESA entered into a subordinated credit facility agreement with Grupo Mexicano Bursatil, or GBM, in the amount of Ps. 506 million, accruing interest at the TIIE rate plus an applicable margin, the proceeds of which were to be used for the senior debt service while the project’s traffic reaches a higher level during initial use of operations. As of December 31, 2015 ANESA had not disbursed the subordinated credit facility.

Palmillas–Apaseo el Grande Toll Road

In February 2013, our subsidiary Autovia Queretaro S.A. de C.V. entered into a long-term project financing agreement for the Palmillas – Apaseo el Grande Toll Road project with Santander, Banorte and Banobras. As of December 31, 2015, Ps. 2,802 million has been disbursed under the Ps. 5,450 million loan, which matures in 2023 and has a 28-day TIIE interest rate plus a rate of 2.75% during the life of the loan.

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

All of our shares in DIPESA are pledged under this facility. As of December 31, 2015 the amount outstanding under this facility was Ps. 316 million and the subordinated debt was Ps. 208 million.

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

Debt of joint ventures and associated companies

Nuevo Necaxa–Tihuatlan

On June 2, 2008, our joint venture Auneti, which operates the Nuevo Necaxa—Tihuatlan toll highway concession, entered into a guaranteed multi-tranche loan due 2017 for the long-term financing of the construction of the Nuevo Necaxa—Avila Camacho segment of the Nuevo Necaxa—Tihuatlan highway in the amount of Ps. 6,061 million. The loan agreement consists of two tranches: (1) Tranche A provides a Ps. 5,510 million loan for a nine-year term to be used for the acquisition of the concession and its construction, and (2) Tranche B provides a Ps. 551 million support facility at the completion of construction, for a nine-year term, to be used for the payment of interest on Tranche A. Both tranches of the loan are without recourse to Auneti’s shareholders and were provided by Banco Santander, Scotiabank, Caixabank, S.A., Banobras, HSBC Securities (USA) Inc. and Dexia S.A. There is no parent company guarantee under this loan. We have entered into an interest rate swap in connection with this facility and our effective rate is 9.66%. As of September 2014 the project was fully operational and Ps. 5,109 million of the guaranteed multi-tranche loan had been disbursed. As of December 31, 2015, our portion of the outstanding debt for this project was Ps. 5,108 million.

El Realito

In March 2011, our affiliate Aquos el Realito S.A. de C.V. entered into a 18-year term financing agreement for the construction of the El Realito Aqueduct project, for which it holds a long-term service agreement, in an amount up to Ps. 1,260 million. As of December 31, 2015, our portion of the outstanding debt for the project was Ps. 1,251 million. This credit arrangement also contains certain financial ratios which will be required to be met upon commencement of operations of the project. A debt service coverage ratio less than 1.2 but greater than 1.18 will require us to increase our debt service reserve account. As of December 31, 2015, we were in compliance with this ratio. We have entered into an interest rate swap in connection with this agreement and our effective rate is 7.81%.

Agua Prieta

In March 2011, our affiliate Renova Atlatec S.A. de C.V., or Renova Atlatec, the holder of the long-term service agreement with the Jalisco State Water Commission (CEA) for the construction and operation of the Agua Prieta Waste Water Treatment Plant, entered into a 16-year term financing agreement for the construction of this project in the amount of Ps. 1,175 million. As of December 31, 2015, our portion of the outstanding debt for this project was Ps. 1,157 million. This loan is guaranteed by CONOISA’s shares in Renova Atlatec. The agreement also provides that the debtor must maintain a debt service coverage ratio of at least 1.02 to 1 during the operations phase. The project commenced operations in November 2014. We have entered into an interest rate swap in connection and this agreement with our effective rate is 8.17%.

Aqueduct II Water Supply

In October 2007, our affiliate Suministro de Agua de Queretaro, S.A. de C.V., or SAQSA, the holder of a long-term service agreement with Querétaro State Water Commission, or CEAQ, for the construction and operation of Aqueduct II Water Tunnel, entered into a 17-year term financing agreement for the construction of this project in the amount of Ps. 1,450 million. As of December 31, 2015, our portion of the outstanding debt for this project was Ps. 1,294 million, This loan is guaranteed by CONOISA’s shares in SAQSA. The agreement also provides that the debt must maintain a debt service coverage ratio of at least 1.18 to 1 during operations phase, and as of December 31, 2015, we were in compliance with this ratio. As of December 26, 2010, construction has been completed and the project commenced operations in June 27, 2011. We have entered into 2-year term cap options in connection with this agreement and our cap rate is 6.10% with 2-year maturity and 6.60% with 1-year maturity.

Mitla–Tehuantepec

In September 2012, our affiliate Autovía Mitla Tehuantepec entered into a Ps. 6,320 million facility for the expansion and modernization of the Mitla-Tehuantepec highway. This facility has an interest rate at the 91-day TIIE plus 2.95%. The source of repayment for this facility is the revenue generated from the toll fees paid by users of the highway. As of December 31, 2015, the amount outstanding on this long term facility was Ps. 4,063 million and the subordinated debt was Ps. 998 million. The facility also includes a debt service coverage ratio requirement of not less than 1.2 which will be required to be met beginning upon operation of the project.

Acapulco Scenic Bypass

In July 2013, Tunel Diamante, S.A. de C.V., which holds the concession for a 7.54 kilometer urban toll road in Acapulco, entered into a long term Ps. 850 million facility. The loan has a term of 20 years, with an interest rate at the 28-day TIIE plus 2.75%, and the source of repayment being the revenue granted from the toll fees. As of December 31, 2015, the amount outstanding on this long term facility was Ps. 296 million.

Other Debt

As of December 31, 2015, we had no other material outstanding long-term debt.

Derivative Financial Instruments

We enter into derivative financial instruments to reduce uncertainty on the return of our projects. From an accounting perspective, our derivative financial instruments can be classified as for hedging or for trading purposes. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates—Derivative Financial Instruments.” The decision to enter into a derivative financial instrument is linked, in most cases, to the financing for a project, because the uncertainties we seek to reduce result from fluctuations in interest rates and exchange rates relevant to the project’s financing. Our derivative financial instruments as of December 31, 2015 are composed of instruments that hedge interest rate and exchange rate fluctuations.

When financing for our projects is at a variable interest rate, we may enter into interest rate hedges. Our interest rate hedges can include swaps to reduce our exposure to volatility risks; these swaps convert the interest rate from variable to fixed. In 2015, we had interest rate swaps in connection with the Nuevo Necaxca – Tihuatlan highway, the Palmillas- Apaseo El Grande toll road, the El Realito aqueduct, the Agua Prieta Water Treatment Plant and the Mitla-Tehuantepec highway.

We may enter into exchange rate hedges to reduce the foreign currency exchange rate risk where the currency used in the financing (and corresponding repayment) of the project is different from the currency in which we expect the project to incur labor, supply or other costs. In 2015, we entered into foreign exchanges hedges in connection with ICA Fluor working capital.

We may also enter into interest rate options that establish a maximum limit to the variable rate to capitalize financial costs. In 2015 and 2014, we entered into interest rate options in connection with Aqueduct II water supply.

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

Other Derivatives

In the second half of 2010, we entered into cross-currency swap transactions in order to mitigate our interest and exchange rate exposure in the Eastern Discharge Tunnel project to hedge prices of the tunnel boring machines used in this project. As of December 31, 2015, the fair value of these instruments is Ps. 17.8 million. These instruments are classified as hedging contracts for accounting purposes.

In February 2011, we entered into four coupon-only cross-currency swaps to hedge our foreign currency interest payment exposure related to our U.S.$ 500 million senior unsecured notes. For more information on our senior unsecured notes, see “Item 5. Liquidity and Capital Resources—Indebtedness—Empresas ICA.”. These instruments were classified as hedging contracts for accounting purposes. In June 2015, EMICA unwound the positive mark-to-market values held by all four hedge instruments in connection with the U.S. $ 500 million senior unsecured notes, in order to obtain additional liquidity equivalent to Ps. 394 million.

In August 2012, we entered into three coupon-only swaps to hedge our foreign currency interest payment exposure related to our then U.S.$ 350 million senior unsecured notes. These instruments were classified as hedging contracts for accounting purposes. In 2014, EMICA unwound the positive mark-to-market values held by all three hedge instruments in connection with the U.S. $ 350 million senior unsecured notes, in order to obtain additional liquidity equivalent to Ps. 111 million.

During 2012 and 2013 we entered into a series of cross currency swaps, forwards and options in connection with certain indebtedness incurred by CICASA, our Civil Construction sub holding company, ICASA, and Aeroinvest, with notional amounts equivalent to EUR $33.5 million and Ps. 750 million, respectively. These instruments were unwound on March 2016 and November 2015, respectively, in order to obtain additional liquidity in the amount of Ps. 32.4 million and US$3.2 million.

During 2013 we entered into two interest rate swaps (exchanging variable or floating rates for fixed rates): in our Concessions segment in connection with the project Pamillas with a notional amount of Ps. 1,006 million, and Aeroinvest loan with a notional amount of Ps. 750 million. The hedge instruments in connection with the Palmillas project were restructured with a notional amount of Ps. 1,946 million. The fair value as of December 31, 2015 of these instruments was Ps. 217 million in favor of the counterparty. The interest rate swap in collection with an Aeroinvest loan was unwound in order to obtain liquidity equivalent to US $472,000.

In December 2013, our subsidiary ICAPLAN entered into a cross currency swap with Credit Suisse in order to mitigate the fluctuations in exchange rates and interest rates related to a dollar-denominated, variable rate bridge loan. The fixed exchange rate is Ps.12.877 per U.S. dollar with a floating rate at the 28-day TIIE, plus a 6.32% spread. The primary position related to this instrument is dollar-denominated debt bearing interest at LIBOR. As part of the same transaction, ICAPLAN entered into an existing derivative financial instrument with Credit Suisse, which gives an affiliate of the lender the right to purchase 11.9 million shares of EMICA at a fixed price, through a novation with CICASA. This instrument was classified as a trading instrument.

In June 2014, our subsidiary ICAPLAN entered into a second cross currency swap with Credit Suisse in order to mitigate the fluctuation in exchange rates and interest rates related to a dollar-denominated, variable rate bridge loan. The fixed exchange rate is Ps. 13.07 per U.S. dollar with a floating rate at the 28-day TIIE, plus a 8.69% spread. The primary position related to this instrument is dollar-denominated debt bearing interest at LIBOR.

In July 2014, our subsidiary ICAPLAN entered into a zero-strike equity instrument with Credit Suisse, which consisted of (i) a debt transaction with a notional amount of Ps. 203 million and monthly payment obligations, and (ii) an option over 11,966,716 of our shares, to be settled in cash similar to a European-style collar with a zero cost premium. The option has a call at Ps. 28.2776 and a put at Ps. 18.8517. The debt portion has a termination date of December 8, 2015. The equity option has six possible expiration dates in 2015: October 27, November 7, November 10, November 17, November 24 and December 1.

All positive mark-to-market positions with Credit Suisse were unwound in order to generate US $10 million in liquidity to repay the debt position of the ICAPLAN derivative. The new outstanding balance of the debt portion is U.S.$ 0.8 million after the unwinding. As of December 31, 2015, there are no hedge positions linked with the Credit Suisse transactions.

On March 26, 2015, we unwound two of five derivatives entered into in connection with the U.S.$ 700 million in notes issued by EMICA in May 2014—a U.S.$ 200 million derivative with Morgan Stanley and a U.S.$ 200 million derivative instrument with Santander—and executed two new derivative instruments representing an income of US$5 million for our Company to replace the original instruments. As part of this transaction, EMICA liquidated a portion of the positive mark-to-market values held by the two derivatives . Subsequently, we executed new contracts for each of the original derivatives under which new terms were applied. In connection with the new U.S.$ 200 million Morgan Stanley derivative instrument, EMICA also purchased U.S.$ 1.5 million in long put options with a floor rate of Ps. 14.00 per U.S. dollar.

The new U.S.$200 million Morgan Stanley derivative retained the same termination date and the fixed coupon rate as the original contract, while the exchange rates were adjusted. The new derivative settled with an exchange rate of Ps. 14.60 per U.S. dollar, as compared to Ps. 12.884 per U.S. dollar for the original derivative.

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

In July 2015, both the Santander and the Morgan Stanley derivatives were unwound in order to obtain additional liquidity equivalent to Ps. 508 million.

In January 2015, Mayab Consortium entered into a series of forwards at a 14.879 exchange rate, floor options at a 13.5 exchange rate and cap options at 16.5 with Morgan Stanley and Santander with a total notional amount of U.S. 100 million with maturity on October, 2015. These derivatives were considered trading positions for accounting purposes. In June, 2015 all Mayab Consortium derivatives were unwound and generated US $4 million.

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

In recent years, our liquidity has also been adversely affected by the length of our average collection period for accounts receivable. Our average collection period for accounts receivable considered net of value-added tax was 275 days as of December 31, 2015, which is a 17% increase from 221 days as of December 31, 2014, primarily as a result of delays in the collection of accounts receivable, mainly in the Construction Segment. See Notes 7(b) and (f) to our consolidated financial statements.

Our principal sources of funds in 2015 were third party financing for our construction and concessions, proceeds from project execution, debt refinancing through project bonds, and asset divestitures totaling Ps. 6,692 million in proceeds, described in the “Liquidity and Capital Resources” section.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

None.

  D. TREND INFORMATION

Please see “Item 5. Operating and Financial Review and Prospects,” “Item 3. Key Information—Risk Factors” and “Item 4. Information on our Company” for trend information.

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

        F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following tables set forth our contractual obligations and commercial commitments by time remaining to maturity.

As of December 31, 2015, the scheduled maturities of our contractual obligations were as follows:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(Millions of Mexican pesos)
Long-term debt obligations(1)	Ps. 66,575	Ps. 32,583	Ps. 2,243	Ps. 2,493	Ps. 29,256
Notes payable	2,732	2,732	—	—	—
Fixed interest(2)	43,903	4,788	8,860	8,058	22,197
Variable interest(3)	4,219	768	1,009	710	1,732
Operating and financial leases obligations	1,678	561	752	134	231
Master development programs(4)	4,661	1,373	2,284	1,004
Seniority premiums	439	56	65	86	232

Total	Ps.124,207	Ps. 42,861	Ps. 15,213	Ps. 12,485	Ps. 53,648

(1)	Amounts before commission and issuance cost of Ps. 1,690.
(2)	Fixed interest rates range from 2.65% to 14.19%.
(3)	Variable interest rate was estimated using the following ranges: 1.23% (LIBOR plus spread) to 9.04% (LIBOR plus spread); and 6.0% (TIIE plus spread) to 10.20% (TIIE plus spread). When calculating variable interest rates, we used LIBOR and TIIE as of December 31, 2015.
(4)	In 2016, the sixth year of our current master development program, we expect to conduct a negotiation with the Ministry of Communications and Transportation to determine the new master development program’s commitments for the subsequent five years.

As of December 31, 2015, the scheduled maturities of other commercial commitments were as follows:

	Amount of Commitment Expiration per Period
Contractual Obligations	Total Amounts Committed		Less Than 1 Year		1-3 Years		4-5 Years		Over 5 Years
	(Millions of Mexican pesos)
Standby letters of credit	Ps.	3,282	Ps.	3,282	Ps.		Ps.		Ps.
Guarantees(1)		21,142		18,157		2,803		182

Total commercial commitments	Ps.	24,424	Ps.	21,439	Ps.	2,803	Ps.	182	Ps.

(1)	Consist principally of bonds delivered to guarantee bids, advance payments and performance.

Item 6.	Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

Management of our business is vested in our Board of Directors. Our bylaws provide that the Board of Directors will consist of the number of directors elected by our shareholders at the annual ordinary general meeting. In September 2006, our bylaws were amended to comply with the Mexican Securities Market Law in effect since June 2006. See “Item 6. Directors Senior Management and Employees—Board Practices.” Our current Board of Directors was elected on April 29, 2016, with terms designed to provide a transition to the staggered term arrangement provided by the bylaws. The Chairman of the Board of Directors must be a Mexican national. The recently approved Board of Directors consists of nine members. As of April 29, 2016, five of our nine directors are independent directors within the meaning of the Mexican Securities Market Law. The directors are as follows:

Name	Position	Years as Director	Age
Bernardo Quintana I.(2)	Chairman	38	75
Elsa Beatriz Garcia Bojorges(2)(4)(5)(6)	Director	7	50
Jorge Ricardo Gutierrez Munoz(1)(4)(5)	Director	3	73
Carlos Guzmán Bofill(3)(4)(5)	Director	3	66
Bernardo Sepulveda Amor(2)(4)(5)	Director	1	75
Luis Fernando Zárate Rocha(1)(7)	Director	0	72
Sergio F. Montaño León(1)(8)	Director	0	68
Guadalupe Phillips Margain(1)	Director	0	44
Luis G. Zazueta Domínguez(1)(4)(5)	Director	0	70

(1)	Director whose term expires on April 30, 2019.
(2)	Director whose term expires on April 30, 2018.
(3)	Director whose term expires on April 30, 2017.
(4)	Independent directors within the meaning of the Mexican Securities Market Law.
(5)	Independent directors within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.
(6)	Audit committee financial expert, within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002.
(7)	Previously served as director for 14 years from 1998 to 2012.
(8)	Previously served as director for 18 years from 1993 to 2011.

Listed below are the names, responsibilities and prior business of our directors and senior management:

Bernardo Quintana Isaac has been a member of our Board of Directors since 1978. Mr. Quintana was appointed Chairman of our Board of Directors in 1994. He also acted as our CEO from December 1994 through 2006. Mr. Quintana currently sits on the board of directors of Cementos Mexicanos and of Banamex. He is a member of the Mexican Council of Businessmen and is active in various philanthropic organizations in the Mexican community including the ICA Foundation and the Letras Mexicanas Foundation. He was previously Chairman for the Mexican Energy Conservation Trust, or FIDE, until 2012 and also was the Chairman of the Board of Trustees of the National University of Mexico, or UNAM, until 2009. He also sits on the Board of the National College for Professional Technical Education, or CONALEP. In the United States, he is a member of the Board of Trustees of the Culver Educational Foundation in Indiana and the Board of Visitors of the Anderson School of Management at

the University of California at Los Angeles, or UCLA. Mr. Quintana holds a degree in civil engineering from the UNAM and an MBA from UCLA. He has been distinguished by France’s National Order of the Legion of Honor (Legion d’honneur), the highest decoration from the Republic of France. Likewise, in 2007, in recognition of his career in business, the Mexico-U.S. Chamber of Commerce in Washington, D.C. awarded Mr. Quintana the “Good Neighbor Award,” a recognition given to both public and private sector leaders. In 2009, he was honored as a Commander in the Order of Leopold II from the Government of Belgium. In 2011, Mr. Quintana awarded the National Engineering Price from the Mexican Association of Engineers and Architects. In 2012, he received the degree of Doctor Honoris Causa in Civil Engineering from Indiana Institute of Technology. He is the father of Mr. Rodrigo Quintana.

Elsa Beatriz Garcia Bojorges has been a member of our Board of Directors since 2009. She is a Researcher and Board Member of the Mexican Financial Reporting Standards Board (Consejo Mexicano de Normas de Informacion Financiera, A.C.), or CINIF, which is the accounting standard setting body in Mexico. She is the chair of our audit committee and GACN’s audit committee, and a member of the corporate governance practices committee, of RCO. In 2010, 2011 and 2012, she participated on behalf of Mexico in the Intergovernmental Working Group of Experts on International Standards of Accounting and Reporting hosted by the United Nations Conference on Trade and Development. Previously, she worked as an independent financial consultant. Previously, she was a partner in the accounting firm Bouzas, Reguera, Gonzalez y Asociados, S.C. She is a lecturer at several universities, accounting associations and companies in Mexico and is a columnist for the Public Accountancy Journal. She holds an accounting degree with honors from UNAM, as well a diploma in financial engineering. She has been certified by the Mexican Institute of Public Accountants, or IMCP, since 1999. In 2012, she received from the IMCP her certification as an accounting specialist.

Jorge Ricardo Gutierrez Munoz joined our Board of Directors in April 2013. Mr. Gutierrez holds an accounting degree from the Instituto Politecnico Nacional as well as a master’s degree in finance from the Universidad LaSalle, both in Mexico. Since 2011 he has held the position of chairman of the executive committee of Mexichem, S.A.B. de C.V., or Mexichem. He previously served as Mexichem’s CEO, overseeing 75 different companies in the chemical and petrochemical industry in Mexico, the Americas, the U.K., Japan and Taiwan. Mr. Gutierrez has also been the CEO and member of the board of directors for Grupo Industrial Camesa, Vice President of Corporate Development for Empresas Lazagorta, CEO and member of the board of directors of Industrias Synkro and Finance Director for Indetel/Alcatel.

Carlos Guzman Bofill joined our Board of Directors in April 2013 and was elected Chair of the Corporate Practices Committee in April 2016. Mr. Guzman also spent one year in a fellowship partner program at Harvard University. From 2010 to 2012 he was the CEO of Pro-Mexico. From 2000 to 2010 Mr. Guzman was the CEO of HP Mexico. He has been the National President for the Mexican Association for the Information Technology Industry, Vice President of the Executive Council of Global Companies in Mexico, Director of Market Development for HP Mexico and the Director of Strategic Planning for Alfa Division Acero. Mr. Guzman holds a degree in chemical engineering from the Universidad Iberoamericana in Mexico. Additionally, he has a M.SC. in chemical engineering from Massachusetts Institute of Technology as well as an MBA from Stanford University.

Bernardo Sepulveda Amor, joined our Board of Directors in April 2015. Mr. Sepulveda served as a Member of the International Court of Justice in The Hague from 2006 to 2015, and was appointed its Vice President for 2012 to 2015. He also was a member of the International Law Commission of the United Nations. He was previously Mexico’s Secretary of Foreign Affairs, Ambassador of Mexico to the United States and to the United Kingdom. Mr. Sepulveda holds a degree in Law, magna cum laude from the Universidad Nacional Autonoma de Mexico, or UNAM and an L.L.M. in International Law from Cambridge University. He was a professor of International Law at the Colegio de Mexico for almost 40 years. He has been awarded Spain’s Principe de Asturias, a decoration to individuals, entities or organizations from around the world who make notable achievements in the sciences, humanities, and public affairs. Likewise, Mr. Sepulveda awarded the International Public Administration Award and the National Jurisprudence Award. He was ICA’s General Counsel from 1997 to 2005.

Luis Fernando Zárate Rocha was elected as a member of our Board of Directors in April 2016, and in February 2016, he was appointed Chief Executive Officer of our Company. Mr. Zarate was previously a member of our Board of Directors and Executive Vice President in charge of overseeing civil construction from 1997 to 2012. He has been affiliated with our Company for over 40 years, during which time he has worked in business development as well in construction and infrastructure projects. Mr. Zarate has been a member of the Board of Directors of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. since 2000. In 2012, Mr. Zárate was elected president of the Mexican Chamber of the Construction Industry for the period from 2012 to 2015 and was also elected in January 2012 president of the Mexican Energy Conservation Trust (Fideicomiso para el Ahorro de Energía Eléctrica). Mr. Zárate holds a degree in civil engineering from the Universidad Nacional Autónoma de México, where he has been a professor of engineering since 1978.

Sergio Fernando Montaño León was elected as a patrimonial member of our Board of Directors on April 2016. Mr. Montaño has been a member of the board of directors of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. since December 2005. Mr. Montaño was previously a member of our board of directors and Executive Vice President in charge of administration. From 1972 until 2011, Mr. Montaño served in various capacities in the management and finance areas of several companies within the Empresas ICA group. Previously, Mr. Montaño held various management positions with such Mexican companies as Trebol, S.A. de C.V., and Cervecería Cuauhtémoc Moctezuma, S.A. de C.V. Mr. Montaño holds a degree in public accounting from the Universidad Nacional Autónoma de México (UNAM), a Master’s degree in taxation from the Instituto para la Especialización de Ejecutivos and a Specialization in Insurance from the Instituto Tecnológico Autónomo de México (ITAM).

Guadalupe Phillips Margain was elected as a member of our board of Directorson April 2016. On January 2016, she was appointed Chief Restructuring Officer of our Company. Previously, she was Vice President of Finance and Risk Management for Grupo Televisa, S.A.B. She is a member of the boards of directors of Sky México and Evercore Casa de Bolsa, S.A. de C.V. She is also an alternate member of the boards of directors of Grupo Televisa, S.A.B. and Grupo Financiero Banorte, S.A.B. de C.V. Ms. Phillips holds a law degree from the Instituto Tecnológico Autónomo de México (ITAM) and an M.A. and Ph.D. from the Fletcher School of Law and Diplomacy at Tufts University.

Luis Guillermo Zazueta Domínguez was elected as an independent member of our Board of Directors on April 2016. In 1971, Mr. Zazueta founded Despacho Zazueta Hermanos, S.C., a professional accounting firm advising a wide range of clients on accounting and tax matters. He is also on the board of directors of Altos Hornos de México, S.A.B. de C.V., Seguros Argos, S.A. de C.V., Grupo Mexicano de Seguros, S.A de C.V., ANA Compañía de Seguros, S.A. de C.V., Prevem Seguros, S.A. de C.V., Corpovael, S.A.B. de C.V., Asecred Unión de Crédito, S.A. de C.V., and Man de México, S.A. de C.V. Until April 2016, he was a member of the Board of Directors of our subsidiary Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., and served as chairman of the Audit Committee. He is a member of the College of Certified Public Accountants and registered as a Fiscal Public Accountant at the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), the Mexican Social Security Institute, the Mexican Federal Institute for Workers’ Housing (Instituto del Fondo Nacional de la Vivienda para los Trabajadores, or INFONAVIT) and the Federal District. Mr. Zazueta holds a degree in public accounting from the Universidad Iberoamericana.

Our executive officers currently are as follows:

Name	Current Position	Years as Executive Officer
Luis Fernando Zarate Rocha	Chief Executive Officer	0
Pablo Garcia Aguilar	Chief Financial Officer	0
Guadalupe Philips Margain	Chief Restructuring Officer	0
Rodrigo Quintana Kawage	General Counsel	8
Prospero Antonio Ortega Castro	Corporate Director of Administration and Risk	2
Porfirio Gonzalez	Divisional Director, Airports; Chief Executive Officer of GACN	6
Juan Carlos Santos	Divisional Director Industrial Construction	8
Jose Luis Guerrero Cortes	Chief Executive Officer of ICA OVT	0

Luis Fernando Zárate Rocha was appointed Chief Executive Officer of our Company on February 2016. For more information about Mr. Zárate see “Item 6. Directors Senior Management—Board of Directors.”

Pablo García Aguilar was appointed Chief Financial Officer of our Company on December 2015. Mr. Garcia was the Finance Director for ICA’s infrastructure division since 2012, where he was responsible for arranging the financings for ICA’s portfolio of concessional infrastructure projects and for structuring the sale of minority participations as part of ICA’s strategy of monetizing its asset portfolio. Prior to joining ICA, he was Managing Director and head of Project Finance for Latin America at Scotiabank. From 2004 to 2011 he was Senior Vice President for Project Finance for Banco Santander, heading all their Mexico activities. From 1998 to 2004, he served in various capacities at Banco Santander in New York City and Madrid. Mr. Garcia has a B.A. in economics from Florida State University, and an M.A. in Applied Economics and Finance from the University of Michigan.

Guadalupe Philips Margain was appointed Chief Restructuring Officer of our Company on January 2016. For more information about Mrs. Philips see “Item 6. Directors Senior Management—Board of Directors.”

Rodrigo Quintana Kawage has been our General Counsel since June 2010. Previously, Mr. Quintana worked as in-house counsel at Banco de Mexico, Mexico’s central bank, and as an associate in the finance practice of Mayer Brown LLP, a global law firm, in its Chicago and New York offices. Mr. Quintana joined our legal department in 2001, and then rejoined after leaving Mayer Brown LLP in January 2009. Mr. Quintana holds law degrees from the Instituto Tecnologico Autonomo de Mexico in Mexico City and from the University of Chicago Law School. He is the son of Mr. Bernardo Quintana.

Prospero Antonio Ortega Castro has been the Corporate Director of Administration and Risk since March 2015. Previously, he worked for our Company’s international and construction division. Mr. Ortega worked with Price Waterhouse as an auditor prior to joining ICA in 1995. Mr. Ortega holds a degree in Finance and Accounting from the Universidad de las Americas at Puebla, and a Master degree in Administration from the Institution Tecnologico de Estudios Superiores de Monterrey. He also attended a senior executives program at the Instituto Panamericano de Alta Direccion de Empresas (IPADE) in Mexico.

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

Jose Luis Guerrero Cortes is the CEO of ICA OVT. He was the CFO of GACN from 2009 to 2015, Previously he worked as an associate at Goldman Sachs, as a financial analyst at Empresas ICA and as an assistant brand manager at Procter & Gamble. Mr. Guerrero holds a degree in chemical engineering from the Universidad Iberoamericana and an MBA from the Harvard Business School.

B. COMPENSATION

For the year ended December 31, 2015, the aggregate compensation of our directors and executive officers paid or accrued in that year for services in all capacities was approximately Ps. 88 million. In 2015, we paid management and non-management directors Ps.60 thousand net of taxes for each board meeting, Corporate Practices, Finance, Planning and Sustainability Committee meeting or Audit Committee meeting they attend. Since December 2015, the Corporate Practices Committee reduced the fee paid to the non-management directors fees to Ps.20 thousand net of taxes for each extraordinary meeting they attend, and excluded the management directors from any fee for attending either regular or extraordinary meetings.

As of April 29, 2016, we pay Ps. 60 thousand, net of taxes to non-management directors for each regular board meeting and Ps. 70 thousand net of taxes to the chair of each meeting. Additionally, we pay non-management directors Ps. 20 thousand net of taxes for each extraordinary board meeting, Corporate Practices Committee or Audit Committee meeting they attend.

Management Bonuses

Performance bonuses are paid to eligible members of management by the subsidiaries that employ them.

Our Corporate Practices Committee determines the bonuses for senior and middle management. Through April 29, 2015 the Corporate Practices, Finance, Planning and Sustainability Committee determined compensation for executive officers and the Chief Executive Officer. As of April 29, 2015, our shareholders approved the restructuring of the Corporate Practices, Finance, Planning and Sustainability Committee, dividing its responsibilities into two committees, the Corporate Practices Committee and the Finance, Planning and Sustainability Committee. The Corporate Practices Committee will determine the compensation of executive officers and the Chief Executive Officer. We have adopted the following policies regarding the calculation of the performance bonus:

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

For the period 2014 certain bonuses were paid 2015, however given our policy and as described above no stock bonuses would be payable for the period 2015.

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

Prior to their expiration on April 29, 2010, 113,485 options (on a post-reverse split basis) were exercised at a weighted average exercise price of Ps. 22.50. As of December 31, 2015, we had no stock options outstanding.

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

In 2011, the existing defined benefit pension plan was replaced as the vehicle for new enrollees with a new voluntary retirement savings plan offered to senior and executive management employees. This plan offers a pre-tax savings component of up to 10% of the employee’s taxable income, and corporate matching of up to 2.5%

For the year ended December 31, 2015, the present value of funded defined benefit obligation is Ps. 1.054 million.

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

Our Board of Directors meets at least on a quarterly basis and has the duties and authority set forth in the company’s bylaws and in the Mexican Securities Market Law. The chairman of the Board of Directors is appointed by the shareholders at each annual ordinary general shareholders’ meeting, or by the Board of Directors itself, and has the authority to propose to the board the discussion and resolution of various matters, including proposals as to the independent directors that are to comprise the committee or committees that perform auditing and corporate practices duties, as well as the appointment and removal of the chief executive officer. The independent members of our board meet once per year with the chairman of our board. Under Mexican law, the chairman of our board may not be president of any of our committees

Our Board of Directors has the authority to establish special committees to assist the board in the performance of its duties. Our bylaws provide that audit and corporate practices duties may be delegated to one committee or to two separate committees at the discretion of the board.

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

Board Practices

In response to the enactment of the Mexican Securities Market Law, our Board of Directors established the Corporate Practices Committee. On April 9, 2014, the annual shareholders meeting approved the division of the Corporate Practices, Finance, Planning and Sustainability Committee into two Board committees: the Corporate Practices Committee, with its duties set forth in Section I of Article 42 and other applicable provisions of the Mexican Securities Market Law, and the Finance, Planning and Sustainability Committee. On April 29, 2016, our Board of Directors combined the Finance, Planning and Sustainability Committee with the Corporate Practices Committee. The duties of the Corporate Practices Committee include providing an opinion on the nomination of the chief executive officer, assessing the performance of our senior management, providing an opinion on related-party transactions and compensation proposals for senior management and reviewing certain exempted actions of the Board of Directors, as well as the duties related to the former Finance, Planning and Sustainability Committee, such as proposing general guidelines for creating and monitoring compliance with our strategic plan, providing an opinion on investment and financing policies proposed by our chief executive officer, providing an opinion on the assumptions in the annual budget and monitoring application of the budget and our control system, and evaluating risk factors that affect us and our mechanisms for controlling risk. As of April 29, 2016, Carlos Guzmán Bofill is chairman of the Corporate Practices Committee. Each member’s term on the committee runs concurrently with such member’s term on our Board of Directors. All members of the committee are independent directors as such term is defined in the Mexican Securities Market Law, and Bernardo Sepúlveda Amor, Jorge Ricardo Gutiérrez Muñoz and Elsa B. García Bojorges are independent directors as such term is defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.

The Mexican Securities Market Law requires that the Audit Committee be responsible for the duties set forth in Section II of Article 42 and other applicable provisions of the Mexican Securities Market Law. Such duties include evaluating our independent auditor, reviewing the audit report, opinion, and other documents prepared annually by the independent auditor, informing the Board of Directors of the quality of and any deficiencies in the company’s internal control mechanisms and regarding internal audits of the company or entities controlled by the company. As of April 29, 2016, the members of the Audit Committee are Elsa Beatriz Garcia Bojorges, as chair, and Luis G. Zazueta Domínguez and Carlos Guzmán Bofill, each of whom were independent as such term is defined in the Mexican Securities Market Law and in Rule 10A-3 under the Exchange Act. Each member’s term on the Audit Committee runs concurrently with such member’s term on our Board of Directors.

Both of the above committees are empowered to call shareholders’ meetings and hire independent counsel and other advisors, as they deem necessary to carry out their duties, including, in the case of the Corporate Practices Committee, the review of related-party transactions.

D. EMPLOYEES

As of each of the three years ended December 31, 2015, 2014 and 2013, we had approximately 22,116, 31,302 and 31,982 employees, respectively, approximately 45%, 41% and 39% of whom were permanent employees, respectively. The number of temporary employees employed by us varies significantly and is largely dependent on the level of our construction activities.

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

E. SHARE OWNERSHIP

As of December 31, 2015, Mr. Bernardo Quintana and members of his immediate family, including our former directors Alonso Quintana Kawage and Diego Quintana Kawage and our general counsel Rodrigo Antonio Quintana Kawage, may be deemed to have had beneficial ownership of 45,076,793, or 7.4%, of our outstanding shares (excluding shares owned through the management trust). Through the management trust they hold 6,861,821 shares, or 1.1%, for a total of 51,938,614 or 8.5%, of our outstanding shares. None of our directors or officers has voting rights different from other shareholders, other than, as applicable, rights as a participant in the management trust or ICA Foundation Trust described below and rights of the position of director and/or officer.

Item 7.	Major Shareholders and Related Party Transactions

A. MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the ownership of outstanding shares as of December 31, 2015.

Identity of Person or Group	Amount Owned	Percentage(1)
Bernardo Quintana I(2)	45,076,793	7.4%
Management Trust	21,631,035	3.5%
Foundation Trust	8,343,608	1.4%

(1)	For all percentages, based upon 611,029,276 shares outstanding as of December 31, 2015.
(2)	Reflects shares owned directly by Mr. Quintana and his family, including Rodrigo Antonio Quintana Kawage, and not through the management trust.

The major shareholders, as set forth in the table above, do not have voting rights different from other shareholders, other than Mr. Quintana’s rights as a participant in the management trust and foundation trust described below and as a member of our Board of Directors.

Our shares are the only class of security we offer in Mexico. We have no information as to the number of record holders in Mexico. As of December 31, 2015, 114,934,596 shares, or 18.8% of shares outstanding, were held in the form of CPOs, which have limited voting rights. See “Item 9. The Offer and Listing—Trading—Limitations affecting ADS Holders and CPO Holders.” As of December 31, 2015, 6.4% of our outstanding shares were represented by 9,815,476 ADSs representing four of our shares each, and such ADSs were held by 51 record holders with registered addresses in the United States. Because certain of the ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial holders. See “Item 9. The Offer and Listing—Trading.” On January 8, 2016, we were notified by the New York Stock Exchange that the average trading price of our ADSs did not meet the New York Stock Exchange’s continued listing requirements.

Our directors and executive officers, as a group, beneficially own approximately 67,234,136 shares or 11.0% of the shares outstanding. A portion of the shares beneficially owned by our directors and executive officers (collectively, approximately 3.5% of the shares outstanding), are owned through a trust, referred to as the management trust. The technical committee of the management trust, which consists of members of our Board of Directors, has broad discretionary authority over the corpus of this trust, including voting power over the shares contained therein and the conditions governing withdrawal of such shares.

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

In 1992, members of management donated 10% of their then-owned shares to Fundacion ICA, a non-profit organization formed to fund research and education activities in Mexico. In addition, certain former members of management donated 20% of their shares to Fundacion ICA. Fundacion ICA’s shares are held by a trust, which we refer to as the foundation trust. We are entitled to appoint two of the five members of the foundation trust’s technical committee, while the remaining members are independent from us. Any disposition of the shares held by the foundation trust requires the approval of more than a simple majority of such technical committee and, therefore, may require approval of our representatives on this committee. Under the terms of the foundation trust, the shares held by Fundacion ICA, which, as of December 31, 2015, represented approximately 1.4% of the shares outstanding, are required to be voted in the manner specified by a majority of the technical committee. The Quintana family controls the vote of the foundation trust.

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

Aqueduct II Water Supply System in Querétaro

By virtue of the construction of the project Acueducto II de Querétaro, various controversies emerged with the customer Querétaro State Water Commission (Comisión Estatal de Agua de Querétaro “CEAQ”), because during the work development, there were several developments that increased the value of the original budget. Therefore, on December 19, 2013, a formal payment request was presented through Notary Public. However, the CEAQ did not reply.

In April 2014, the claim was submitted before the District Judge in Civil Matter in Querétaro for the amount of Ps. 474 million.

However, the judge declared its incapacity to rule, considering that this issue must be heard by a judge in administrative matters; therefore, Suministro de Agua de Querétaro (“SAQSA”) filed an appeal.

The Court that heard of the appeal resolved that this was a civil, not an administrative, issue, but considered that it was within the competency of a District Judge of the Federal District, based on what was agreed in one of the modifying agreements to the contract, ordering that the lawsuit and its annexes were returned to SAQSA.

In November 2014, the claim was filed again, with the Seventh Judge of the District in Civil Matters in the Federal District. Therefore, in December 2014, CEAQ, Banobras, and one of the two supervisory companies were summoned.

In January 2015, the CEAQ and Banobras replied to the claim, opposing it on the grounds of lack of subject matter jurisdiction and territorial jurisdiction, that is, that the process must be in administrative matters and processed in the City of Querétaro.

The Court resolved that the jurisdictional challenges were unfounded. Therefore the CEAQ and Banobras filed an appeal. A decision was issued against them. Thus, both institutions filed an amparo action against the ruling of October 30, 2015, issued by the Third Unit Court in Civil and Administrative Matters of the First Circuit, which resolved to declare that the Third Judge of District in Civil Matters in Mexico City had jurisdiction.

On April 15, 2016, the Second Unit Court in Civil and Administrative Matters of the First Circuit issued a ruling resolving not to protect CEAQ and Banobras.

CEAQ and Banobras could file a revision recourse against this sentence.

SAQSA and the CEAQ have held several discussions to reach a conciliatory agreement. They are analyzing the technical concepts of the in the claim, the financial aspects to see how the debt could be paid, and finally, the legal aspects in order to conclude the legal process and execute a modifying agreement to the CPS.

Based on the evidence that SAQSA submitted in the claim, we consider that the possibility of recovering the debt are high.

Puebla Collector Road

The government of the state of Puebla, through the State Infrastructure Secretary, initiated a call for bids for the comprehensive project for the modernization of the México – Puebla highway and the Santa Ana – Chautempan freeway.

The original amount of the contract was of Ps. 670 million and it was completed with the amount of Ps.1,119 million. Therefore, there is a difference in favor of ICA of Ps. 450 million approximately.

During the execution of the works, various factors occurred that affected the work program and scope, causing cost overruns to ICA, such as:

1.	Certain real estate property required for the execution of the project were not released by the Puebla State Government;

2.	The project design was modified;

3.	We incurred extraordinary expenses to obtain the necessary right of way, and

4.	Social objections delayed the agreed program.

On December 5, 2013, a formal payment request was issued to the Puebla State Infrastructure Department, which did not respond. Consequently on August 22, 2014, we filed a claim for Ps. 472 million with the local courts of Puebla State.

Our management believes we have strong arguments in support of recovering the amounts described herein.

According to the legislation of the state of Puebla, before bringing a suit, the defendant must be summoned on at least three occasions to attempt to reach a conciliatory agreement. If a conciliatory agreement is not reached, the defendant is summoned and is granted a certain time to reply to the claim.

Due to the fact the Government of Puebla did not appear in the three conciliation hearings, it was summoned and during the time given for it to reply to the claim, the file that contained our demand was lost.

For the above reasons and due to the delays of the Court to expedite the document replacement, ICA filed several amparos to exercise pressure on the Judge and to order a document replacement, which he finally did. The government of the state of Puebla replied to the demand and to this date, April 15, 2015, it is in evidence submittal stage. On April 20, 2016, the expert evidence will be submitted, offered by ICA in financial engineering, costs, technical and accounting matters.

The government of the state of Puebla did not offer any expert evidence supporting their position. Therefore, we consider that there is a high probability of recovering the claim because our expert evidence is properly supported.

We estimate that the recovery process will take at least twelve months.

ICAMEX – TERMOTÉCNICA

There are two proceedings involving the ICAMEX-TERMOTECNICA Consortium.

Tax liability process involving ICAMEX – TERMOTÉCNICA based on the contract executed with ECOPETROL.

On September 28, 2012, CORPONOR notified the ICAMEX – TERMOTÉCNICA Consortium of a request for an out of court settlement to claim direct reparations from the Consortium and Empresa Colombiana de Petroleos ECOPETROL, S.A., for the environmental damage caused by the oil hydrocarbon spill that occurred at the Caño Limón—Coveñas oil pipeline. The claims filed by CORPONOR to return the ecosystem to its pre-spill condition total approximately U.S.$18.5 million.

The amount CORPONOR anticipates is required to recover the ecosystem and leave it in the condition it was before the spill is approximately US $18.5 million.

CORPONOR informed the involved parties that an out-of-court settlement hearing would be held on November 7, 2012. However, as an agreement was not reached at this hearing, CORPONOR had the right to file a legal action against the ICAMEX – TERMOTÉCNICA Consortium.

Consequently, on December 9, 2013, CORPONOR filed a petition for direct reparations with the Administrative Court of Northern Santander against Ecopetrol and the ICAMEX – TERMOTÉCNICA consortium, which was admitted by court order March 5, 2014.

On April 28, 2015, the initial hearing for the proceeding was held, with the opportunity to defend the exceptions stated in the reply to the lawsuit, but they were denied by the judge. After this determination, ICAMEX – TERMOTÉCNICA filed an appeal, which was resolved unfavorably on July 21, 2015 by the Council of State, which ruled that they must be resolved in the final judgment.

The file was returned to the Administrative Court of Northern Santander to continue with the proceeding. Through a decree on October 5, 2015, the parties were called to continue the initial hearing on January 26, 2016.

Notwithstanding the above, we do not consider it necessary to create a reserve for this lawsuit, as there is currently no legal indicator in the trial about a potential contingency. Even though the trials started in 2012, the court has had delays particularly during the evidentiary stage of the legal proceeding. Additionally, and based on the information available, including the review of the contract between the consortium and ECOPETROL, we believe that there is a valid defense that the oil spill is not attributable to the Consortium ICAMEX – TERMOTECNICA, and that the claims of the government are outside the contract scope.

Malla Vial

In April 2002, an arbitration tribunal in Colombia issued an award in favor of the IDU for US $ 2.2 million, as compensation for our alleged breach of contract, which, after the IDU obtained a judicial recognition of the arbitration award in Mexico in 2007, was paid in full. On January 8, 2009, the Mexican court recognized the payment in full.

In another proceeding related to the same project, the IDU filed a lawsuit against ICA before a court of Colombia for damages and contract default, for an approximate amount of US $4.7 million and filed a claim against the bonding company for the return of the advance payment that had not been amortized.

ICA also filed a counterclaim demanding indemnification and damages and losses for the amount of US $17.8 million. The Court orders to suspend all the actions against the bonding company until the resolution of the counterclaim filed by ICA.

Subsequent to the IDU’s announcement, political developments made this alleged agreement invalid. In June 2011, the suspension order blocking actions against the bonding company expired, raising the risk that, notwithstanding the unresolved counterclaims, the bond may be executed in an amount equal to U.S.$17 million plus interest, although such execution may be appealed. Nevertheless, we reached a second settlement agreement in principle with the IDU on all claims, and in December 2011 we filed a joint motion for the court to supervise and approve the conciliation procedure under Colombian law. On September 26, 2012, the parties signed a Conciliation Agreement and filed it for final review and approval by the tribunal. In order to decide on the matter, the tribunal requested that the attorney general provide an opinion on the Conciliation Agreement.

On February 28, 2013, the Administrative Court of Cundinamarca denied the conciliation with the IDU. Therefore, on March 8, 2013, we filed an appeal. The appeal was resolved in a ruling on April 17, 2013. In this ruling, the partial stay was granted against the decree in which the conciliation proposal was partially accepted and the file was sent to the Council of State for its resolution.

With regards to the executive process started by the IDU against Chubb de Colombia de Seguros S.A. and ICA, for the collection of the resolution that declared the contract expiration and enforced the pecuniary criminal clause (proceeding No. 2002-02258), the Court issued a ruling on October 18, 2013, in which it did not give a statement about the exceptions presented by ICA, and instead ruled in favor of the enforcement. An appeal recourse was filed on November 28, 2103, based mainly on the conciliation agreed with the IDU. On April 28, 2014, the Council of State admitted the waiver, thus putting an end to this proceeding.

Concerning the executive process started by the IDU against Chubb de Colombia de Seguros S.A. and ICA, for the collection of the resolution that enforced the amparo of down payment of the performance guarantee (proceeding no. 2003-00429), the Administrative Court of Cundinamarca stated that there was no evidence for the exceptions proposed by Chubb de Colombia de Seguros S.A. Therefore, it ruled in favor of the enforcement of the amount indicated in the claim filed on February 18, 2003. Subsequently, on May 3, 2013, an appeal was submitted with a request to nullify the ruling.

Through a resolution on October 24, 2013, the Council of State approved the conciliation agreed with the IDU. Therefore, the parties consider that the contract 462 of 1997 has been acquitted. As a result of the above, ICA made the payment of the sums involved in the conciliation, and the IDU filed its respective waiver in the executive proceeding no. 2002-2258, which was accepted through a decree of the Council of State, notified on May 6, 2014.

On May 14, 2014, the IDU presented the corresponding waiver to the proceeding no. 2003-00429, which had a negative ruling August 4, 2014 because the IDU representative did not have the express power to withdraw from the proceeding.

On August 14, 2014, the IDU lawyer filed an appeal for reversal, accompanied by a new power of attorney, through which the IDU authorized the lawyer expressly to withdraw from the proceeding.

On February 12, 2015, the Residing Judge partially ruled in our favor, accepting only the IDU waiver, arguing that the plaintiffs are two different entities; the IDU and the Capital District – Ministry of Public Works, and that the request was submitted only by the representative of the IDU. After this ruling, the representative of the IDU filed on February 20, 2015 an appeal for reversal, which was rejected at it was found unfounded through decree of April 29, 2015, in which the Council of State also ordered to continue with the proceeding.

On August 20, 2015, the Council of State granted the appeal filed by Chubb, against the original, issued by the Administrative Court of Cundinamarca on April 12, 2013.

On September 16, 2015, the Council of State gave notice to the parties. The IDU also filed an appeal for reversal. The proceeding is currently pending resolution with the Residing Judge requesting they present their concluding arguments.

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

However that decision, and three subsequent constitutional claims (juicios de amparo), permitted the case to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation since the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juarez Airport. On August 28, 2009, the Mexican federal government filed its answer to the claim, in which it requested that the trial be removed to federal court. In May 2010, the Court of Appeals granted the federal government’s request, giving the Federal Courts jurisdiction to hear the lawsuit. The plaintiffs filed a constitutional claim against this ruling before the Federal District Court in Chihuaha and on November 29, 2010, the District Court in Chihuaha confirmed the Court of Appeals’ ruling. Against this ruling, the plaintiffs filed an appeal (recurso de revision) before the Federal District Circuit Court, and on July 7, 2011, the Federal Circuit Court ruled that the plaintiffs’ constitutional claim should be heard by a District Court in Ciudad Juarez. In October 2011, the District Court in Ciudad Juarez denied the plaintiffs’ constitutional claim, against which, in November 2011, the plaintiffs filed a new appeal (recurso de revision) before the Federal Circuit Court. On January 7, 2012, the Federal Circuit Court confirmed that the District Court in Ciudad Juarez had jurisdiction to hear the claim. On April 30, 2012, the Federal District Court in Ciudad Juarez ruled that it did not have jurisdiction to hear the claim, and the determination of jurisdiction was sent to the Supreme Court. However, after the Federal District Court denied jurisdiction, a conflict arose that has been resolved by the Circuit Court. The Federal Circuit Court ruled on January 13, 2013 that a state or local court must hear the lawsuit rather than a federal court. The lawsuit is still underway at this time. As of May 15, 2016, the final resolution of this dispute remains pending.

In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or otherwise adverse to GACN, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for our use, which we believe the terms of its concessions would require, our concession to operate the Ciudad Juarez Airport would terminate. In 2015, the Ciudad Juarez International Airport represented 4.1% of GACN’s consolidated revenues. Although we believe and have been advised by the Ministry of Communications and Transportation that under the terms of GACN’s concessions the termination of its Ciudad Juarez concession would not affect the validity of its remaining airport concessions and that the Mexican federal government would be obligated to indemnify GACN against any monetary or other damages resulting from the termination of its Ciudad Juarez concession or a definitive resolution of the matter in favor of the plaintiffs, we cannot assure you that we would be so indemnified. For this reason, our financial statements do not include a provision for this litigation.

We do not believe a material loss is probable in this matter.

Line 12 of the Mexico City Metro

1.a) Collection civil suit

On December 14, 2012, ICA, – together with its partners Carso Infraestructura and Construccion, S.A. de C.V. (“CARSO”), and Alstom Mexicana, S.A. de C.V. (“ALSTOM”) (collectively with ICA, the “Consortium”) –, filed a civil lawsuit against the Federal District Government (“GDF”), the Federal District Secretary of Works and Services, and the deconcentrated Federal District Subway Project office.

The claim sought the collection of additional and extraordinary works outside the scope of the Lump Work Agreement No. 8.07 C0 01 T.2.022, executed on June 17, 2008, for the execution of works for the Mexico City Subway Line 12 Project.

The claim was for Ps. 3,835 million pesos, plus the value added tax and Ps.118 million for financial expenses caused by the delay in the payment of work estimates, in addition to the delinquent interest, legal expenses and costs generated throughout the duration of the trial.

ICA’s portion of the claim amount was Ps. 2,690 million plus the value added tax.

On April 23, 2013, the Judge to whom the lawsuit was referred, decided not to go in-depth in the issue of the controversy, and referred the case to an administrative proceeding without impairing the procedural and substantial rights that we could enforce, if applicable, once that administrative set of proceedings was exhausted. For this reason, the parties tried to settle their differences in an out-of-court proceeding to solve technical and administrative issues.

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

On May 9, 2014, the Consortium filed a federal ordinary civil lawsuit against the Mexico City government, seeking enforcement of and compliance with the above-mentioned agreement of December 13, 2013 and seeking the payment for the amount of Ps. 2,247 million plus other costs estimated as of December 2014 to be Ps. 398 million.

Of the amounts mentioned in the paragraph above, 81.39% corresponds to ICA. Our management believes that as of the date of filing this report, we have strong arguments in favor of the amounts claimed and estimates that this recovery will take more than 12 months.

Through agreement issued by the Judge on February 25, 2015, it determined that said lawsuit was founded. So, it summoned the Federal District Government on March 3, 2015. The deadline for the GDF to reply to this summons ended on March 18, 2015.

After several jurisdictional challenges concerning the venue of the Federal Courts to resolve the controversy, and to the proper lawsuit integration, the proceeding is currently in its final evidence submittal stage.

On April 15, 2016, the file was referred for sentence issuance, which we believe will be favorable to the interests of the Consortium. Therefore, we believe it is very likely that the debt will be recovered.

In addition to the above-mentioned lawsuit, the Consortium filed two lawsuits and two other lawsuits are pending, through which we are demanding to GDF’s payment of various items that were not included in the expert opinion, such as: pending estimates, maintenance works, refurbishing of the tracks Atlalilco - San Andrés stretch, social effects, among others, for the total amount of Ps. 575.7 million.

On February 18, 2016, the Consortium filed a federal ordinary civil lawsuit against the GDF for the amount of Ps. 347 million, for the balance due to the Consortium and in charge of the GDF for the execution of Contract 022, which does not cover the execution of additional works and / or extraordinary works.

Also, on February 18, 2016, the Consortium filed a claim against the GDF for the effects of several social consequences of the Line 12 construction. The GDF and the Consortium entered into a debt acknowledgement agreement, which resulted in a favorable balance of the Consortium for Ps. 63 million.

We believe there are sufficient elements to prove the claim. Therefore, we believe the probability of recovering this debt is high.

The filing of two claims is pending, of which the notary payment requirements have been made to the GDF, consisting of the following:

1.1.a) For amounts related to various activities and works in connection with the maintenance of Line 12, which were not covered in the Public Work Contract 022, and in the Agreement of December 13, 2013, and which activities were performed at the direction of the GDF, generating a charge in favor of the Consortium for Ps.133.8 million.

1.2.b) For various activities and works related to the Line 12 refurbishment, different from those covered in the Contract 022 and in the Agreement of December 13, 2013, which were performed at the direction of the GDF, generating a charge in favor of the Consortium for a credit of Ps. 31.5 million.

As of April 15, 2016, these claims have not been filed yet, because it was necessary to wait 30 business days from the date when the notary payment request was made to the GDF. We expect that our submission of these claims in local court is forthcoming.

We believe we have a high probability of recovery of the debt because we believe there is sufficient evidence to support our claim.

1.b) Local Declarative Action filed by GDF

On April 24, 2014, the GDF filed an ordinary civil proceeding (“Declarative Action”) against ICA, CARSO, and ALSTOM individually.

In this claim, the GDF sought to obtain a legal judgment determining that the work contract related to the Line 12 was executed under the “lump sum” contract model and that for this reason, no modification to the amount and execution period is justified, and accordingly, that the GDF is not responsible for payments sought for any additional work that the Consortium might demand. In this lawsuit, the GDF is not demanding any amount.

In March 2015, this trial was in the evidence submittal state. This lawsuit does not implicate any direct economic contingency or risk of an adverse decision for the Corporation, because its only purpose is to obtain a declarative court judgment.

One of the legal challenges posed by the Consortium was the lack of jurisdiction of the Local Courts to hear the issues related to the Contract 022, because since federal resources had been involved, the federal legislation was applicable and, consequently, the Federal Courts would be the appropriate venue.

The Federal District Civil Judge confirmed its jurisdiction, and the Consortium appealed the refusal of jurisdiction acceptance. Therefore, the Civil Room that learnt of this appeal ruled in favor of the Consortium, ruling that federal jurisdiction applied.

Due to this ruling, the GDF promoted an “amparo”, which was denied. With this ruling, the GDF filed a revision action, which should have been resolved by a Collegiate Court, but was adopted by the Supreme Court of Justice of the Nation. The resolution is pending.

On March 12, 2015, the Judge 61 issued a ruling in the Declarative Action in favor of the GDF. Both the GDF and the Consortium filed an appeal, which was resolved by the Civil Court, again in favor of the GDF. Therefore, both the GDF and the Consortium again filed an amparo trial, which is currently pending in a Collegiate Court. The process as of April 15, 2016, is suspended until the issue of jurisdiction is resolved by the Supreme Court of Justice of the Nation.

In this claim, the Consortium does not have any economic risk because the GDF only challenged the legal statement by the Consortium related to stating before the judge if the work called Subway Line 12 was completed and stating that the agreement executed was a lump sum agreement.

1.c) Contract Settlement and Acquittal Process

In September 2014, the Consortium filed an indirect amparo claim against the imminent unilateral contract settlement and acquittance by the GDF through which the GDF intended to impose certain economic penalties for supposed work shortages or works executed improperly, as well as against the unconstitutionality of article 57 of the Federal District Law of Public Works.

The Sixteenth Judge of District in Administrative Matters granted to the Consortium a final stay so that GDF was prevented from enforcing the guarantees granted by the Consortium concerning the work contract settlement and acquittance. With this stay, the GDF is prevented from performing arbitrarily any action with the intention of imposing sanctions or charges, including the enforcement of the performance bond against the Consortium, until the amparo trial is resolved.

However, on January 9, 2015, the Consortium expanded the amparo claim for the fourth time because on December 5, 2014, the GDF issued the Unilateral Acquittance of the Public Work Contract. Thus, through agreement of February 27, 2015, this extension was admitted for proceeding by the Judge.

Until March 2015, this amparo was in the period of evidence submittal by the Consortium.

This amparo was resolved on September 11, 2015 in favor of the Consortium, which determined that the Unilateral Settlement Document must be declared without effect and that to that date the powers of the GDF to issue any settlement and / or a quittance related to the Public Work Contract 022 have expired.

Even though the amparo was resolved in favor of the Consortium, because the ruling was not favorable to the Consortium with respect to all the claims, both the Consortium and the GDF filed revision actions, which are pending resolution until the Supreme Court of Justice of the Nations issues a decision about the jurisdictional challenge.

In granting the amparo suspension, the District Judge first took as guarantee for the suspension the bond that the Consortium had submitted to guarantee hidden defects that could appear in the work. However, when the duration of said bond policy expired on May 6, 2015, the District Judge requested a new guarantee, which the Consortium did not grant. Consequently, the suspension was no longer in force and effect and the GDF demanded the bond payment from ACE Fianzas Monterrey.

ACE brought an action to nullify before the Federal Court of Tax and Administrative Justice. The resolution of this proceeding is still pending as of April 15, 2016.

In addition, the Consortium promoted an indirect amparo trial for the bond claim submitted by the GDF, which was still pending resolution as of April 15, 2016.

We believe that the decision in the aforementioned proceeding will be favorable to the interests of the Consortium.

ICA vs. Hermosa Provincia

On February 20 2014, ICA filed a claim against Constructora Hermosa Provincia, because that company sued ICA on several occasions for civil matters to pay several claims. The judges that have heard these claims have determined that the right of Constructora Hermosa Provincia to sue had expired.

The elements submitted to support the investigation and evidence the facts were the documents of the different civil actions that the Constructora Hermosa Provincia has filed. It was proven that the decisions established the expiration and is res judicata.

The prevailing problem is that the address of this company cannot be located. Thus, the lawyer and attorney-in-fact that file the claims have never indicated an address for service of notice and they have always indicated the courthouse as the address to be served notice.

In 2015, Constructora Hermosa Provincia filed a new civil claim, demanding the same claims against ICA, but now for the amount of Ps. 42.5 million superior to the previous demands. Therefore, a claim expansion will be presented.

We believe ICA does not have any economic risk in this matter. We reiterate that the rights of Hermosa Provincia have expired and is res judicata. However, it is necessary to deal with the claims and follow-up on them in order to resolve the matters filed by this company.

ICA vs. Ignacio Dominguez Parra and Simon Garcia Huizar (Mazatlán)

ICA filed a claim against Messrs. Ignacio Dominguez Parra and Simon Garcia Huizar, because even if they were paid various compensations ordered by civil authority twenty years ago, they have tried to obtain undue personal advantage, based on arbitrary, illegal, and inaccurate statements in several demands of guarantees, intending with it to obtain illegal profits for the amount of Ps. 469 million.

Ignacio Dominguez Parra filed an amparo action before the Court of District for fear of being arrested when he gave his statement before the Prosecutor’s Office. The amparo was denied.

In parallel, his partner, Simon Garcia Huizar, gave a statement to the Public Prosecutor’s Office. He said that he has not filed any action against ICA because twenty years ago ICA paid them for their claim, which was founded at that time.

With the above statement, the Federal Prosecutor’s Office issued the order of appearance and location of Ignacio Dominguez Parra. So, this individual filed a new amparo action, which resolution is currently pending.

As of this date, April 15, 2016, the preliminary investigation is on hold until the above-mentioned amparo action is resolved.

The Supreme Court of Justice of the Nation resolved that the amparo action to demand from ICA the previously mentioned amount was red judicata. Therefore, we believe that there is no economic risk for our Company as a result of this proceeding.

Bahía Petempich

ICA filed an ordinary commercial trial against the company Desarrolladora Bahía Petempich to demand the payment of Ps. 67 million, for the outstanding balance of the agreed-upon price for the construction of the project called Bahía Petempich, as well as for financial expenses, and for additional and extraordinary works.

Due to several procedural actions, the trial was suspended for three years and was not continued until March 2015, and as of April 15, 2016, was in the initial judgment issuance process.

We believe that the recovery of the amount claimed is feasible. However, the second appeal has to be developed, which is the appeal, amparo and, if applicable, revision.

Jose de Jesus Montes Lozano

The controversy originated in a highway accident that occurred on December 24, 1999 in the Autopista de Occidente, operated by Maxipistas, S.A. de C.V. (“MAXIPISTAS”), caused by excessive speed and a tire abandoned on the highway. Two people died.

Consequently, on December 14, 2001, the successors of the deceased demanded the payment of various compensations, although the payment amounts were not quantified, with the intention of quantifying them in the ruling issuance. So far, the amount is unknown.

On November 10, 2008, an initial ruling was issued, ordering MAXIPISTAS to pay to the plaintiff the amount for the moral and psychological damage that were quantified in the ruling. However, this sentence is not final because of several challenges submitted by the parties.

In January 2013, the plaintiff filed a claim before the Supreme Court of Justice of the Nation to finalize the ruling and to enforce it against MAXIPISTAS. However, we believe that the resolution will be favorable to us, because judgment is not final because the plaintiff has challenged the resolutions of the original Judge, mainly because the calculation of moral damage was not made in the proper procedural time. Thus, we consider that this is an issue that will not affect the equity of our Company at the end of the controversy.

Concerning the admission of the claim submitted before the Supreme Court of Justice of the Nation, we were never given notice because it has been dismissed.

In December 2013, the file was referred to the court of origin in Guadalajara, Jalisco, and it was expected that the plaintiff would start its award calculation claim, trying to justify the amount for moral damage concept.

This trial did not have any procedural movements during 2014.

In 2015, the plaintiff started the award calculation claim, reiterating what it demanded in its initial writing, which was for an approximate indemnification amount of Ps. 100. So, the Judge decided to process it, stressing that this award would occur according to a resolution that was not challenged by the plaintiff, which determined that the only indemnification applicable was for lost profits, meaning that the amount to be paid must match what each of the victims would have earned in minimum wage and in accordance with the life expectancy they had when they died, reducing significantly the aspiration of the plaintiff, that is, the indemnification would not be superior to Ps. 3 million.

The plaintiff appealed and to as of April 15, 2016, the proceeding is suspended until this appeal is resolved. We believe that the resolution will be in favor of the interests of ICA.

Indemnification request for expropriation of plots of land in Querétaro

In writing dated November 27, 2013, Inmobiliaria Baja, S.A. de C.V. (hereinafter, Inmobiliaria Baja), requested to the Ministry of Communications and Transportation the payment of indemnifications owed as a result of the expropriation of two plots of land, one of 159,887.75 square meters and another of 60,487.75 square meters located in the city of Querétaro, Querétaro.

This request was filed before the General Civil Aviation Direction (“the DGAC”) and on April 4, 2014, the DGAC refused to admit such request by arguing that the right to submit the request had expired.

Inmobiliaria Baja filed an indirect amparo action against the denial of the request by DGAC, which was processed before the Sixteenth Court of Justice in Administrative Matters of the First Circuit and it was resolved through a final ruling on July 31, 2014, granting the amparo to Inmobiliaria Baja so that the DGAC leaves without effect the official document number 4.1.-372 of April 4, 2014 through which it refused to admit the request of Inmobiliaria Baja, and it deals with its request that consist of determining the indemnification derived from the expropriations.

The First Collegiate Court of Circuit of the Auxiliary Center of the First Region, located in Mexico City, confirmed the above final ruling.

In compliance with the above, the DGAC admitted for processing the request of Inmobiliaria Baja, communicating to it that it would request to the Instituto de Administracion y Avaluos de Bienes Nacionales (hereinafter, INDAABIN) to determine through an appraisal the price that it would establish as indemnification of the areas expropriated.

Through various writings dated November 3 and 4, 2015, Inmobiliaria Baja requested to the DGAC to be given notice of the appraisals that the INDAABIN issued to determine the indemnification price, but no reply was obtained.

Inmobiliaria Baja filed an indirect amparo action against the failure and delay of the DGAC to give notice of the appraisals and to resolve the proceeding concerning the payment of the indemnifications owed, which was processed before the Sixteenth Court of District in Administrative Matters of the First Circuit.

In response to this amparo trial, the DGAC submitted the appraisals and Inmobiliaria Baja had knowledge of the appraisals, expanding its initial claim document to demand only the appraisal made with respect to the larger plot of land, because the amount of indemnification payment for it is derived from an appraisal that has expired.

In January 2014, Inmobiliaria Baja requested the appraisal of the plots of land, resulting in the following appraisals:

Larger plot of land; Ps. 271 million

Smaller plot of land; Ps.102 million

The INDAABIN issued the following appraisal:

Larger plot of land; Ps. 279 million and

Smaller plot of land; Ps. 210 million

We consider that the INDAABIN must correct the appraisal amount of the larger plot of land, because it is illogical that the smaller plot of land has a superior value. We believe that the probability of recovering the indemnifications is very high.

Rights of way of the Corredor Sur

Banco Hipotecario Nacional (“BHN”) filed and ordinary proceeding of a higher amount against ICA Panamá, S.A. for the effects caused by the use of rights of way of the Corredor Sur, which was admitted by the Third Court or Circuit on December 11, 2003. In it, BHN demanded the payment of the amount of US $2.5 million. Evidence submittal was set up for the month of February 2012.

In March 2012, the expert reports were presented, both by the experts of the Court and by the experts of the ENA (formerly ICA PANAMÁ) and BHN. The appraisal results show figures superior to the estimated amount, because of the indemnification of the property affected during the construction of the Corredor sur. The professional fees of the Court expert were rejected and submitted for review because they were considered to be excessive.

In March 2013, the Court issued a ruling in the first instance, in favor of BHN and establishing as compensation the sum of US $1.9 million. On March 5 and 19, BHN and the defendant, respectively, filed an appeal against the ruling, which is pending resolution.

On June 5, 2013, notice was given to the Specialized District Attorney’s Office in Civil Matters of the sentence, and on June 10, it requested its clarification and filed an appeal against it. Through decree no. 1656/456, dated October 31, 2013, the Court did not admit the clarification request. Through decree no. 1877/456 dated December 13, 2013, the appeal recourses filed by the parties were admitted against the ruling in the first instance no. 12/456-03. The recourses are pending of resolution.

Sonama Panamá, S.A. and Sonama, S.A., vs the Consortium ICA-FCC-MECO

On June 28, 2013, Sonama Panamá, S.A. and Sonama, S.A., filed a lawsuit for damages and losses against the members that make up the Consortium ICA-FCC-MECO, for the amount of $25.4 million balboas. The intentions of the plaintiffs are based on a presumed default of commercial and business obligations of the offer made to the members of the Consortium ICA- FCC-MECO, for the execution of works as subcontractor in the Project Pac-4.

The lawsuit filed was admitted through decree no. 1075, dated August 14, 2013, and on February 7, 2014, ICA acknowledged its receipt. On March 21, 2014, the lawsuit was replied to before the Seventh Court of Circuit of Civil Matters of the First Judicial Circuit of Panama.

On April 25 and May 6, 2014, ICA, FCC, and MECO filed evidence, counterevidence, and objections to them.

When the above was completed, the conclusion defense statements were submitted.

On September 24, 2015, the Seventh Court of Civil Circuit issued the ruling, which was favorable to the Consortium, ordering only the return of the amount that the Consortium had withheld from the companies Sonama and Sonama Panama, as well as the interest generated on it, for the amount of US $439,555.

Both parties filed an appeal, which is pending admission and referral to the Superior Court.

The main argument of the Consortium ICA-FCC-MECO to support its defense is on the fact that the parties never executed a contract supporting the plaintiffs claims. Therefore, creating a reserve for this cause was not considered to be necessary.

Dominican Republic Combined Cycle, L.L.C.

Dominican Republic Combined Cycle, L.L.C. is a subsidiary of ICATECH, with minority investment of Fluor Corporation, through which a combined cycle thermoelectric plant was built for the customer AES.

In connection with that project, the company Proyectos de Ingenieria Electromecanica, S.A., filed a civil trial against Dominican Republic Combined Cycle, L.L.C., for repair of moral damages and losses, payment of cost overruns, payment of two estimates, and return of the guarantee fund.

Due to the procedural irregularities of the plaintiff, the trial continues in the first instance and is processed in the Third Room of the Civil and Commercial Chamber of the Court of First Instance of Santo Domingo, Dominican Republic. We expect that the ruling will be issued in 2016, which could be challenged by the parties.

We believe that the resolution in this trial will be favorable to ICA Fluor, and as a result no reserve has been created. To this date, the total value of the contingency is of approximately US $16 million.

Labor lawsuits

There are several ongoing labor trials, filed against the various subsidiaries. Considering their nature, and even collectively, they do not represent a significant economic impact, because in the vast majority of the trials a conciliatory agreement is reached with the workers, in amounts equivalent to 30 and 45 days of wage. The average amounts could range between Ps. 10 to Ps. 2 million and in those cases where the entire process is exhausted, conciliatory agreements are reached to cancel up to 50% of their value.

Environmental Matters

There are currently no material legal or administrative proceedings pending against us with respect to any environmental matter in Mexico or the United States.

B. DIVIDENDS

We did not pay dividends in respect of our ordinary shares in any year between 2000 and 2015 and do not anticipate paying dividends in 2016.

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

	Mexican Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2011	32.42	14.47	10.82	4.08
2012	33.26	16.60	10.44	4.81
2013	42.05	21.20	13.53	6.57
2014	27.18	16.40	8.38	4.46
2015	18.12	3.22	4.92	0.72

The following table sets forth, for the periods indicated, the reported high and low sales prices for our shares on the Mexican Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange.

	Mexican Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. dollars per ADS
	High	Low	High	Low
2014:
First Quarter	27.18	27.22	8.33	6.07
Second Quarter	27.06	20.78	8.38	6.31
Third Quarter	25.71	22.96	7.98	6.92
Fourth Quarter	24.27	16.40	7.14	4.46
2015:
First Quarter	18.12	12.11	4.92	3.09
Second Quarter	14.78	11.98	3.89	3.10
Third Quarter	12.19	5.96	3.12	1.41
Fourth Quarter	9.36	3.22	2.19	0.72
October	9.36	6.61	2.19	1.54
November	7.08	5.32	1.67	1.23
December	6.00	3.22	1.34	0.72
2016:
First Quarter	4.87	2.07	1.09	0.41
January	4.87	2.07	1.03	0.41
February	4.66	3.63	1.09	0.77
March	4.60	4.11	1.08	0.96
April	4.26	3.56	0.98	0.85
May (through May 13)	3.51	3.01	0.83	0.70

Our bylaws prohibit ownership of our shares by non-Mexican investors. As of December 31, 2015, 18.8% of our shares were represented by CPOs, and 6.4% of the total shares were CPOs held by the depositary. According to our depositary bank, as of December 31, 2015, 6.4% of our outstanding shares were represented by ADSs, and such ADSs were held by 51 holders with registered addresses in the United States. As of December 31, 2015, there were 611,029,276 shares outstanding.

As permitted by the Mexican Securities Market Law and the Rules promulgated by the Mexican Banking and Securities Commission, we may create a reserve fund from which we may repurchase our shares on the Mexican Stock Exchange at prevailing prices to the extent of funds remaining in this reserve account. We created this reserve account in 1992. Any shares so repurchased will not be deemed to be outstanding for purposes of calculating any quorum or voting at a shareholders’ meeting during the period in which we own such shares. As of December 31, 1999, 2,570,000 shares had been repurchased. After 1999, we did not make any repurchases until 2008. On April 3, 2008, our shareholders approved the use of Ps. 750.5 million for the repurchase reserve for the year 2008. In 2008, we repurchased 4,978,000 shares in the nominal amount of Ps. 69.0 million. On April 16, 2010, our shareholders approved the use of Ps. 726.8 million for the repurchase reserve for the year 2010. In 2010, we made no share repurchases. On April 14, 2011, our shareholders approved the use of Ps. 1,000 million for the repurchase reserve for the year 2011, and on November 17, 2011, our shareholders voted to increase such amount to Ps. 1,850 million and authorized management to carry out repurchases up to that amount in accordance with the Policy for the Acquisition and Placement of Own Shares. In addition, the November 17, 2011 shareholders’ meeting approved the cancellation of up to 32,748,689 repurchased shares, equivalent to approximately 5% of the shares outstanding as of December 31, 2010. In 2011, we repurchased 48,534,300 shares in the nominal amount of Ps. 996.6 million. In 2012, we repurchased 4,207,000 shares in the nominal amount of Ps. 100 million. On April 18, 2012, our shareholders approved the setting of Ps. 1,850 million as the maximum amount to be used for share repurchases. See “Item 10. Additional Information—Purchase by our Company of its Shares.”

On April 9, 2014 our shareholders approved the use of up to Ps. 2,140 million for the repurchase reserve and we repurchased 6,409,430 shares in the nominal amount of Ps. 139 million.

On April 23, 2015 our shareholders approved the use of up to Ps. 2,101 million for the repurchase reserve and we repurchased 4,156,059 shares in the nominal amount of Ps. 33 million

Trading on the Mexican Stock Exchange

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

As of December 31, 2015, 137 Mexican companies, excluding mutual funds, had equity listed on the Mexican Stock Exchange. In 2015, the ten most actively traded equity issues in the IPC Index (Indice de Precios y Cotizaciones) (excluding banks) represented approximately 87% of the total volume of equity issues in the IPC traded on the Mexican Stock Exchange. Although the public participates in the trading of securities, a major part of the activity of the Mexican Stock Exchange reflects transactions by institutional investors. There is no formal over-the-counter market for securities in Mexico. The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.

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

Organization and Register

We are a sociedad anonima bursatil de capital variable organized in Mexico under the Mexican Securities Market Law (Ley del Mercado de Valores) and the Mexican Companies Law (Ley General de Sociedades Mercantiles). We were registered in the Public Registry of Commerce of Mexico City on July 25, 1979, under folio number 8723. Our object and purpose according to Section 2 of our bylaws is (a) to hold an interest in the capital stock or equity of all types of legal persons; (b) to acquire any type of rights on all types of securities, of any type of legal person, as well as to dispose of and negotiate such securities; (c) to act as agent or representative of natural or legal persons; (d) to undertake all types of commercial or industrial activities allowed by law; (e) to obtain all types of loans or credit instruments; (f) to grant any type of financing or loan to companies, associations, trusts, and institutions in which our Company has an interest or holding; (g) to grant all types of personal and real guaranties, and guaranties for obligations or credit instruments to companies, associations, trusts, and institutions in which our Company has an interest or share; (h) to subscribe to and issue all types of credit instruments, as well as to endorse them; (i) to acquire, lease, usufruct, exploit, and sell chattels and real property required for its establishment, as well as to purchase and sell other things that are required to achieve its objectives; (j) to acquire, use and in general, dispose of industrial property rights, as well as copyrights, options thereon and preferences; and (k) to enter into, grant, and execute all acts, regardless of their legal nature, which it deems necessary or convenient for the realization of the aforementioned objectives, including associating with other national or foreign persons.

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

Purchase by our Company of its Shares

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

Purchase of Shares by Subsidiaries of our Company

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

U.S. Tax Considerations

The gross amount of any dividends paid with respect to the shares represented by ADSs or CPOs (including any Mexican taxes withheld) generally will be includible in the gross income of a U.S. holder on the day on which the dividends are received by the CPO trustee (which will be the same date as the date of receipt by the Depositary) and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the CPO trustee. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual generally will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid will be treated as qualified dividends if (1) the securities with respect to the which the dividends are received are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. The Tax Treaty has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2015 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2016 taxable year.

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

Gain, if any, realized by a U.S. holder on the sale or other disposition of CPOs or ADSs will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of CPOs or ADSs, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of CPOs or ADSs.

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

For the year ended December 31, 2015, a hypothetical, instantaneous and adverse change of 100, 50 and 25 basis points in the interest rate applicable to the variable rate financial liabilities, including financial derivatives only if they are held for hedging purposes, would have resulted in an additional financing expense of approximately Ps.179 million, Ps.95 million and Ps.54 million, respectively.

Qualitative Information

Interest rate risk exists principally with respect to our indebtedness that accrues interest at floating rates. At December 31, 2015, we had outstanding approximately Ps.67,617 million of indebtedness (including notes payable and after consideration of debt issuance costs), of which 47% bore interest at fixed interest rates and 53% bore interest at floating rates of interest. At December 31, 2014, we had outstanding approximately Ps.53,779 million of indebtedness (including notes payable and after consideration of debt issuance costs), of which 75% bore interest at fixed interest rates and 25% bore interest at floating rates of interest. At December 31, 2013, we had outstanding approximately Ps.39,413 million of indebtedness, of which 52% bore interest at fixed interest rates and 48% bore interest at floating rates of interest.

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

As of December 31, 2015, a hypothetical, instantaneous and unfavorable change in the exchange rate of 100 Mexican cents to the exchange rate applicable to our receivables, payables and debt, including derivative financial instruments not held for trading purposes (and excluding the debt hedged by instruments held for trading purposes), would have resulted in an estimated exchange loss of approximately Ps. 1,884 million based on the highest value in pesos of the debt expressed in foreign currency.

Qualitative Information

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the dollar. As of December 31, 2015, approximately 35% of our consolidated revenues and 45% of our indebtedness were denominated in foreign currencies, mainly U.S. dollars. An appreciation of the Mexican peso relative to the U.S. dollar would decrease our dollar revenues when expressed in Mexican pesos. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods, due to the translation of the financial results of our foreign subsidiaries, such as Rodio Kronsa, Los Portales, San Martin and the projects under construction in Panama. The majority of revenues and expenses of Rodio Kronsa are denominated in euros, so we believe we have a natural hedge for our exposure to exchange rate risk associated with our euro-denominated contracts. Several of our subsidiaries have lesser exposure to the foreign currency risk because a higher percentage of their revenues are denominated in U.S. dollars.

At December 31, 2015 and 2014, approximately 16% and 22%, respectively, of our construction backlog was denominated in foreign currencies and approximately 8% and 13%, respectively, of our accounts receivable were denominated in foreign currencies. As of December 31, 2015 and 2014, approximately 15% and 21%, respectively, of our consolidated financial assets were denominated in foreign currencies, with the balance denominated in Mexican pesos. In addition, as of December 31, 2015 and 2014, approximately 45% and 45%, respectively, of our indebtedness was denominated in foreign currencies. Decreases in the value of the Mexican peso relative to the U.S. dollar could increase the cost in Mexican pesos of our foreign currency denominated costs and expenses and, unless contracted in the same currency as the source of repayment (as is our policy), of the revenue on the related contracts. A depreciation of the Mexican peso relative to the dollar could also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased, unless the source of repayment is in the same currency as the indebtedness (as is our policy). Beginning in the second half of 2008, the Mexican peso substantially depreciated against the U.S. dollar, falling 33% from July 2 to December 31, 2008. The Mexican peso stabilized in the first quarter of 2010, and continued to be stable throughout the remainder of the year. In 2011, there was a significant depreciation in the Mexican peso against the U.S. dollar, and the noon buying rate increased to Ps. 13.95 on December 30, 2011, representing a depreciation of approximately 13%. In 2014, there was a relevant depreciation in the Mexican peso against the U.S. dollar, falling 12% from June 2, 2014 to December 31, 2014. In 2015, there was a significant depreciation in the Mexican peso against the U.S. dollar, falling 16.57% % from December 31, 2014 to December 31, 2015.

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

Fees incurred in past annual period

In November 2011, we received U.S.$84.8 thousand, net of tax withheld, from The Bank of New York Mellon, as depositary of our ADSs, in connection with the establishment, maintenance and operation of our ADS program. In April 2013, we received U.S.$70.0 thousand, net of tax withheld, from The Bank of New York Mellon, as depositary of our ADSs, in connection with the establishment, maintenance and operation of our ADS program. In December 2013, we received U.S.$82.5 thousand, net of tax withheld, from The Bank of New York Mellon, as depositary of our ADSs, in connection with the establishment, maintenance and operation of our ADS program. In January 2015, we received U.S.$81.1 thousand, net of tax withheld, from The Bank of New York Mellon, as depositary of our ADSs, in connection with the establishment, maintenance and operation of our ADS program. In December 2015, we received U.S.$79.6 thousand, net of tax withheld, from The Bank of New York Mellon, as depositary of our ADSs, in connection with the establishment, maintenance and operation of our ADS program.

On August 5, 2015, we renewed the depositary agreement with Bank of New York Mellon under the terms already described

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

On November 30, 2015, we elected not to pay approximately US$ 31 million in interest on our Senior Notes due 2024 (“2024 Notes”), in order to preserve liquidity, prioritize ongoing operations, and fund projects currently under development. Our Company did not subsequently we did not make the payment prior to the end of the 30-day grace period provided for in the Indenture agreement for the 2024 Notes. In addition, ICA also elected not to pay approximately US$ 22 million in interest due on February 4, 2016 related to Senior Notes due 2021 (“2021 Notes”) and approximately US$ 6 million in interest due on January 25, 2016 related to Senior Notes due 2017 (“2017 Notes”).

As a result of the foregoing, and as a result of the cross-default clauses in certain credit agreements, ICA defaulted on the following debt obligations (amounts are as of May 16, 2016):

•	2024 Notes: US$ 700 million principal outstanding.

•	2021 Notes: US$ 500 million principal outstanding.

•	2017 Notes: US$ 150 million principal outstanding.

•

Ps. 2,250 million equity swap agreement with Santander (México) S.A. and Aeroinvest, S.A. de C.V (or “Aeroinvest”), secured with 34,743,900 Series B Shares of GACN. On January 8, 2016, Santander unwound the swap transaction and sold the Series B Shares of GACN. The current balance is zero.

•

US $ 92 million loan from Deutsche Bank, Barclays and Corpabanca to Aeroinvest secured with 33,162,600 Series B Shares of GACN (or “ the DB Pledge”). On February 2, 2016, Deutsche Bank executed the pledge and terminated the loan agreement. The current balance is zero. Also, a US $ 66 million loan from Deutsche Bank and Corpbanca to Ingenieros Civiles Asociados, S.A. de C.V. (or “ICASA”), secured with a second priority lien over the DB Pledge. On February 2, 2016, Deutsche Bank executed the remainder of the DB Pledge and repaid US $ 44 million of the ICASA Loan. The current balance is US $22 million.

•

Ps. 600 million loan from Arrendadora Value, SOFOM E.R. (or “Value”) to Aeroinvest, secured with 7,721,678 Series B Shares of GACN. On March 17, 2016, Value executed the pledge and terminated the loan agreement. The current balance is zero.

•

Ps. 233 million loan from BBVA to Constructoras ICA, S.A. de C.V. (or “CICASA), secured with cash flow sweeps from the following construction projects: Santa María Dam, Churubusco-Xochiaca Water Tunnel, México-Toluca Rail Way Tunnel and Canal General Water Tunnel. This debt has been prepaid in order to release the pledge over the construction projects’ cash flow. The current balance is zero.

•	US $3.5 million loan from IIC Bank to CICASA, to finance the Los Portales shares acquisition. CICASA has not received an execution notification from the lender. The current balance is zero.

•

US $50 million loan from Deutsche Bank and Ps. 520 million loan from Credit Suisse CKD to ICA Propiedades Inmuebles, S.A. de C.V. (or “ICAPRIN) and Promotora e Inversora, S.A. de C.V. (or “PIADISA”), secured with a mortgage on land property, to finance the construction of Campus ICA. ICAPRIN and PIADISA have received early termination and execution notifications from the lenders. The pledge execution is currently under process. The current balance is US $50 million and Ps. 520 million.

•

US $52 million loan from Credit Suisse, Ontario Teachers’ Pension Plan (OTPP), KGI Bank Co. Ltd., Citibank N.A. (INC), Mitsui and Waddell & Reed Financial, Inc. Reed to ICA Planeación y Financiamiento, S.A. de C.V. (or “ICA Plan”), secured with shares in San Martin Contratistas, S.A. (or “San Martin”), to finance the acquisition of San Martin shares. ICA Plan has received early termination and execution notifications from the lenders. The pledge execution is currently in progress. The current balance is US $52 million.

•

Ps. 1,350 million loan from Inbursa to Controladora de Operaciones de Infraestructura, S.A. de C.V. (or “CONOISA”), secured with shares in Mitla, to finance the equity contributions of Mitla. CONOISA has not received an execution notification from the lender. The current balance is Ps. 799 million.

•

US $40 million loan from Global Bank Corp to State Town Corp, secured with a mortgage on land property, for the purchase of Faros Panama. State Town Corp has not received an execution notification from the lender. The current balance is US $40 million.

•	US $35 million unsecured loan from Bacomext to ICASA, to finance working capital requirements. ICASA has not received an execution notification from the lender. The current balance is US $8 million.

As of May 16, 2016, we were in default under an aggregate principal amount of outstanding indebtedness of approximately Ps. 2,093 million in the case of peso-denominated debt and US$1,548 million in the case of U.S. dollar-denominated debt.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2015.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31. 2015, our disclosure controls and procedures were not effective, due to the material weaknesses in our internal control over: (i) a deficiency in our Company’s control activities, information and communication and monitoring activities associated with the valuation of deferred tax assets related to net loss carry forward, and (ii) deficiencies in our Company’s control activities, information and communication, and monitoring activities in our Civil Construction segment.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. For the year ended December 31, 2015, our financial statements were prepared in accordance with the International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Our internal control over financial reporting includes those policies and procedures that:

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2015. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control – Integrated Framework (2013).

Our management identified material weaknesses in our internal control as described above.

As a result of these material weaknesses, we concluded that our internal control over financial reporting was not effective as of December 31, 2015.

Galaz, Yamazaki, Ruiz Urquiza, S.C. a member of Deloitte Touche Tohmatsu Limited, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting.

(c)	Management’s Remediation Plans and Activities

To address the material weaknesses we have identified, we have added the task of preparing a risk analysis of the material weaknesses to the Audit Committee’s agenda. These material weaknesses arose during the restructuring process of our Company and our Audit Committee along with our Company management are defining a remediation plan to be implemented immediately.

(d)	Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Empresas ICA, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of Empresas ICA, S.A.B. de C.V. and subsidiaries (the “Entity”) as of December 31, 2015, 2014 and 2013, and the related consolidated statements of results and other comprehensive (loss) income, changes in stockholders’ equity, and of cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedules listed in the Index in Item 18. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits. We also have audited the Entity’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Entity’s management is responsible for these consolidated financial statements, for the financial statement schedules listed in the Index at Item 18, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15(b) Management’s Annual Report on Internal Control over Financial Reporting of the 2015 Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements, the financial statement schedules and an opinion on the Entity’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the financial reporting standards used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Entity’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment: (i) a deficiency in the Entity’s control activities, information and communication, and monitoring activities associated with the valuation of deferred tax assets related to net loss carryforwards, and (ii) deficiencies in the Entity’s control activities, information and communication, and monitoring activities at its civil construction segment. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2015, of the Entity and this report does not affect our report on such financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Empresas ICA, S.A.B. de C.V. and subsidiaries as of December 31, 2015, 2014 and 2013, and the results of their operations and other comprehensive (loss) income and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Additionally, in our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Entity has not maintained effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We do not express an opinion or any other form of assurance on management statements regarding remediation activities contained in Item 15(b) Management’s Annual Report on Internal Control over Financial Reporting of the 2015 Form 20-F.

The accompanying consolidated financial statements as of and for the year ended December 31, 2015 have been prepared assuming that the Entity will continue as a going concern. As discussed in Notes 2 and 27 to the consolidated financial statements, the Entity is experiencing recurring net losses and as of December 31, 2015 has an excess of current liabilities over current assets and failed to make a certain required interest payments. These circumstances raise substantial doubt about the Entity’s ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

C.P.C. Sergio Vargas Vargas

Mexico City, Mexico

May 16, 2016

(e)	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

We have determined that Ms. Elsa Beatriz Garcia Bojorges, a member of our Audit Committee, qualifies as an “audit committee financial expert” and as independent within the meaning of this Item 16A. On April 26, 2007, the shareholders affirmed in a resolution that Ms. Garcia Bojorges is an independent member of our board. On April 14, 2011, the shareholders’ meeting appointed Ms. Garcia Bojorges as Chairman of the Audit Committee. On April 29, 2016 the annual shareholders meeting ratified Ms. Bojorges as Chairman of the Audit Committee.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our principal accounting firm, Galaz, Yamazaki, Ruiz Urquiza, S.C., member of Deloitte Touche Tohmatsu Limited, and its affiliates, which we collectively refer to as Deloitte, during the fiscal years ended December 31, 2015 and 2014:

	Total Fees
	As of December 31,
	2015	2014
	(Millions of Mexican pesos)
Fees
Audit fees	Ps. 68.3	Ps. 65.6
Audit-related fees	4.8	1.4
Tax fees	11.0	15.6
All other fees	—	22.3

Total	Ps. 84.1	Ps. 104.8

The “audit fees” line item in the above table is the aggregate fees billed by Deloitte in 2015 and 2014 in connection with the audit of our annual consolidated financial statements, including an audit on our compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the review of our quarterly financial statements, the review of the financial statements of certain subsidiaries and other statutory audit reports.

“Audit related fees” include other fees billed by Deloitte in 2015 and 2014 for assurance and related services that are reasonably related to the performance of the audit or review of our annual consolidated financial statements and are not reported under “audit fees.”

“Tax fees” include fees billed by Deloitte in 2015 and 2014 for services related to tax compliance.

The “all other fees” line item in the above table is the aggregate fees billed by Deloitte related to transfer pricing analysis, Mexican social security compliance and other advice.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee approves all audit, audit-related services, tax services and other services provided by Deloitte. Any services provided by Deloitte that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement, subject to a de minimus exception allowing approval for certain services before completion of the engagement. In 2015, none of the fees paid to Deloitte was approved pursuant to the de minimus exception.

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

2015	Total Number of Shares Purchased(1)	Average Price Paid per Share
January 1-31	231,996	12.91
February 1-28	—	—
March 1-31	—	—
April 1-30	—	—
May 1-31	—	—
June 1-30	99,000	10.08
July 1-31	2,206,684	8.16
August 1-31	1,618,379	6.79
September 1-30	—	—
October 1-31	—	—
November 1-30	—	—
December 1-31	—	—
2016
January 1-31	—	—
February 1-28	—	—
March 1-31	—	—
April 1-30	—	—
May 1-16	—	—

Total	4,156,059	Ps. 7.93

(1)	We do not repurchase our shares other than through the share repurchase program.

The total number of shares repurchased by the issuer with an average price per share of Ps. 7.93 represents a total amount of Ps. 33 million, which amount was drawn from the repurchase reserve approved by our shareholders at our ordinary general meeting.

At an ordinary meeting held on April 23, 2015, our shareholders approved a share purchase reserve to Ps. 2,101 million and authorized management to carry out repurchases up to that amount in accordance with the Policy for the Acquisition and Placement of Own Shares. This reserve will provide us with the flexibility to continue purchasing shares in the market in the coming years, depending on management’s evaluation of market conditions, the price of our stock, our liquidity position and other factors.

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

A director is not independent if such director is:	Under Article 26 is of the Mexican Securities Market Law, a director is not independent if such director is:

(i) a person who the board determines has a material direct or indirect relationship with the listed company;	(i) or has been within the last year, an employee or officer of the company;

(ii) or has been within the last three years, an employee, or an immediate family member of an executive officer, of the listed company, other than employment as interim chairman or CEO;	(ii) a shareholder that, without being an employee or officer of the company, has influence or authority over the company’s officers;

(iii) or has been within the last three years, a person who receives, or whose immediate family member receives, more than $ 120,000 during any 12-month period in direct compensation from the listed company, other than director and committee fees and pension or other deferred compensation for prior service (and other than compensation for service as interim chairman or CEO or received by an immediate family member for service as a non-executive employee);	(iii) a partner or employee of a consultant or adviser, to the company or its affiliates, where the income from the company represents 10% or more of the overall income of such consultant or adviser;

(iv) a person who is, or whose immediate family member is, or has been within the last three years, a partner or employee of an internal or external auditor of the listed company, subject to limited exceptions for persons who did not personally work on the listed company’s audit in the last three years;	(iv) an important client, supplier, debtor or creditor (or a partner, director or employee thereof). A client and supplier is considered important when its sales to or purchases from the company represent more than 10% of the client’s or supplier’s total sales or purchases. A debtor or creditor is considered important whenever the aggregate amount of the relevant loan represents more than 15% of the debtor’s, creditor’s or the company’s aggregate assets;

NYSE Standards	Our Current Corporate Governance Practices
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

• assessing the performance of our senior management,

• providing an opinion on related party transactions,

• providing an opinion on compensation proposals for senior management, and

NYSE Standards	Our Current Corporate Governance Practices
• reviewing certain exempted actions of the Board of Directors.

A listed company must have a compensation committee composed entirely of independent directors, which must approve executive officer compensation. The committee must have a charter specifying the purpose, minimum duties and evaluation procedures of the committee. §303A.05	The Corporate Practices Committee provides an opinion on compensation proposals for the Chief Executive Officer and other executive officers pursuant to the provisions of the Mexican Securities Market Law.

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

• The duties of the Audit Committee include:

• periodically evaluating our internal control to oversee our internal auditing and control systems;

• periodically evaluating our internal control mechanisms;

• recommending independent auditors to our Board of Directors;

NYSE Standards	Our Current Corporate Governance Practices
• establishing procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters controls;

• hiring independent counsel and other advisors as it deems necessary to carry out its duties, including the review of related-party transactions; and

• overseeing the performance of our outside auditor.

Equity compensation plans and material revisions thereto require shareholder approval, subject to limited exemptions. §303A.08	In accordance with Mexican law, our shareholders have approved our existing equity compensation plans at shareholder meetings, which plans are carried out by the board with respect to our executives.

A listed company must adopt and disclose corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waiver for directors or executive officers within four business days of such determination. §§303A.09, 303A.10	We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. We are required by Item 16B of this Form 20-F to disclose any waivers granted to our chief executive officer, chief financial and accounting officer and persons performing similar functions.

The CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and must promptly notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the NYSE corporate governance listing standards. §303A.12	Our CEO will promptly notify the NYSE in writing if any executive officer becomes aware of any material noncompliance with any applicable provisions of the NYSE corporate governance rules.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of this Item.

Item 18.	Financial Statements

Reference is made to pages F-1 to F-195, G-1 to G-10 and H-1 to H-71 of this annual report.

Item 19.	Exhibits

1.1	Amended and restated bylaws (estatutos sociales) of Empresas ICA, S.A.B. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006) (File No. 1-11080).

1.2	Amended and restated bylaws (estatutos sociales) of ICA Fluor Daniel, S. de R.L. de C.V. (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004) (File 1-11080).

2.1	Deposit Agreement dated April 1, 1992, as amended and restated as of June 30, 1997, and as further amended and restated as of August 30, 2007, among Empresas ICA Sociedad Controladora, S.A.B. de C.V. (f/k/a Empresas ICA, S.A. de C.V.), the Bank of New York, as Depositary, and Holders of American Depositary Receipts (incorporated by reference to our Form F-6 (File No. 333-07064) filed on August 30, 2007) (effective as of August 30, 2007).

3.1	Management Trust Agreement dated April 8, 1992, as amended on April 30, 2000 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000) (File No. 1-11080).

3.2	CPO Trust Agreement dated May 28, 1997 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 1996) (File No. 1-11080).

4.1	Participation Agreement dated as of June 14, 2000 thereto among Grupo Aeroportuario del Centro Norte, S.A. de C.V., the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Bancomext, and Aeropuertos y Servicios Auxiliares (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.2	Amendment No. 1 dated as of December 21, 2005 to the Participation Agreement dated as of June 14, 2000 thereto among Grupo Aeroportuario del Centro Norte, S.A. de C.V. (currently Grupo Aeroportuario Centro Norte, S.A.B. de C.V.), the Mexican Federal Government through the Ministry of Communications and Transportation, Nacional Financiera, S.N.C., Bancomext, and Aeropuertos y Servicios Auxiliares (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.3	Amended and Restated Airport Concession Agreement relating to the Monterrey Airport dated June 29, 1998 (English translation) (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.4	Amended and Restated Consortium Agreement dated as of July 6, 2004 among Aeroports de Paris, Aeroinvest, S.A. de C.V. and VASA S.A. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.5	Amendment No. 1 dated as of December 13, 2005 to the Amended and Restated Consortium Agreement dated as of July 6, 2004 among Aeroports de Paris, Aeroinvest, S.A. de C.V. and VASA S.A. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2005) (File No. 1-11080).

4.6	Amendment No. 2 dated as of September 5, 2006 to the Amended and Restated Consortium Agreement dated as of July 6, 2004 (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2006) (File No. 1-11080).

4.7	Lump-Sum Public Works Construction Contract (English translation) dated as of June 17, 2008 by and between the Government of the Federal District through the Directorate General of Transportation Works and Ingenieros Civiles Asociados, S.A. de C.V., as leader of a joint venture (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2008) (File No. 1-11080).

4.8	New Consortium Agreement dated as of April 13, 2015 among Aeroports de Paris and Aeroinvest, S.A. de C.V.*

4.9	Amendment No. 1 dated as of September 15, 2015 to the New Consortium Agreement dated as of April 13, 2015*

8.1	Significant subsidiaries.*

11.1	Code of Ethics (English translation) as amended on January 19, 2015. (incorporated by reference to our annual report on Form 30-F for the year ended December 31, 2014) (File No. 1-11080).

12.1	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

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

Empresas ICA, S.A.B. de C.V.

By:	/s/ Pablo Garcia
Name: Pablo Garcia Title: Chief Financial Officer

Date: May 17, 2016

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements for the Years Ended December 31, 2015, 2014 and 2013, and Report of Independent Registered Public Accounting Firm Dated May 16, 2016

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Financial Statements for the Years Ended December, 31, 2015, 2014 and 2013 and

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Empresas ICA, S. A. B. de C. V.

We have audited the accompanying consolidated statements of financial position of Empresas ICA, S.A.B. de C.V. and subsidiaries (the “Entity”) as of December 31, 2015, 2014 and 2013, and the related consolidated statements of results and other comprehensive (loss) income, changes in stockholders’ equity, and of cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedules listed in the Index at Item 18. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits. We also have audited the Entity’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Entity’s management is responsible for these consolidated financial statements, for the financial statement schedules listed in the Index at Item 18, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15(b) Management´s Annual Report on Internal Control over Financial Reporting of the 2015 Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements, the financial statement schedules and an opinion on the Entity’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the financial reporting standards used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Entity’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment: (i) a deficiency in the Entity’s control activities, information and communication, and monitoring activities associated with the valuation of deferred tax assets related to net loss carryforwards, and (ii) deficiencies in the Entity’s control activities, information and communication, and monitoring activities at its civil construction segment. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2015, of the Entity and this report does not affect our report on such financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Empresas ICA, S.A.B. de C.V. and subsidiaries as of December 31, 2015, 2014 and 2013, and the results of their operations and other comprehensive (loss) income and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Additionally, in our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Entity has not maintained effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We do not express an opinion or any other form of assurance on management statements regarding remediation activities contained in Item 15(b) Management’s Annual Report on Internal Control over Financial Reporting of the 2015 Form 20-F.

The accompanying consolidated financial statements as of and for the year ended December 31, 2015 have been prepared assuming that the Entity will continue as a going concern. As discussed in Notes 2 and 27 to the consolidated financial statements, the Entity is experiencing recurring net losses and as of December 31, 2015 has an excess of current liabilities over current assets and failed to make a certain required interest payments. These circumstances raise substantial doubt about the Entity’s ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

C.P.C. Sergio Vargas Vargas

Mexico City, Mexico

May 16, 2016

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position

(Thousands of Mexican pesos and millions of U.S. dollars)

		Millions of U.S. dollars (Convenience Translation Note 3.c)
		December 31,				December 31,
	Notes	2015		2015		2014		2013
						(As adjusted, see Note 2.e)		(As adjusted; see Note 2.e)
Current assets:
Cash and cash equivalents	6	U.S.$	278	Ps.	4,815,805	Ps.	4,954,529	Ps.	3,534,812
Restricted cash and cash equivalents	6		257		4,441,933		3,458,278		3,429,582
Customers, net	7		774		13,408,832		18,442,771		16,377,508
Other receivables, net	11		379		6,565,136		6,816,479		5,102,865
Construction materials inventory	9		31		543,621		952,934		937,627
Real estate inventories	10		48		835,171		1,467,037		2,075,582
Advances to subcontractors and other	12		84		1,459,322		1,966,023		1,611,170
Assets classified as held for sale	34		50		872,656		—		919,652

Current assets			1,901		32,942,476		38,058,051		33,988,798

Non-current assets:
Restricted cash	6		2		31,476		54,661		37,047
Customers, net	7		884		15,330,604		16,434,967		13,244,812
Real estate inventories	10		269		4,656,392		6,398,272		4,202,358
Financial assets from concessions	13		694		12,031,775		11,557,055		11,216,002
Intangible assets from concessions, net	13		1,423		24,669,202		23,613,302		20,950,173
Property, machinery and equipment, net	14		437		7,576,792		6,322,339		5,355,626
Investment properties	15		—		—		524,421		491,579
Other assets, net	16		78		1,359,723		1,898,515		1,343,548
Prepaid expenses			30		519,407		491,978		459,493
Investment in associated companies	18		61		1,054,751		1,298,715		1,167,914
Investment in joint ventures	19		275		4,772,098		4,263,807		3,544,224
Derivative financial instruments	26		1		17,075		802,589		465,053
Deferred income taxes	28		192		3,333,139		6,164,056		4,545,603

Non-current assets			4,346		75,352,434		79,824,677		67,023,432

Total assets			6,247	Ps.	108,294,910	Ps.	117,882,728	Ps.	101,012,230

		Millions of U.S. dollars (Convenience Translation Note 3.c) December 31,				December 31,
	Notes	2015		2015		2014		2013
						(As adjusted; see Note 2.e)		(As adjusted; see Note 2.e)
Current liabilities:
Notes payable	21	U.S.$	153	Ps.	2,644,366	Ps.	4,288,925	Ps.	8,901,699
Current portion of long-term debt	27		1,831		31,746,588		2,479,654		1,010,022
Trade accounts payable			420		7,285,256		7,590,956		6,439,800
Income taxes	28		105		1,818,171		182,509		345,994
Accrued expenses and other	22		547		9,485,053		8,933,774		7,612,475
Provisions	23		98		1,701,668		1,109,054		1,589,138
Advances from customers			214		3,704,179		3,156,790		2,552,505
Liabilities directly associated with assets classified as held for sale	34		15		255,275		—		—

Current liabilities			3,383		58,640,556		27,741,662		28,451,633

Non-current liabilities:
Long-term debt	27		1,916		33,226,192		56,534,866		38,357,802
Taxes payable associated with tax deconsolidation	28		151		2,617,457		3,698,555		3,653,287
Deferred income taxes	28		165		2,866,233		2,616,003		2,075,417
Derivative financial instruments	26		21		361,876		246,353		325,020
Labor obligations	39		56		970,681		946,541		935,672
Provisions	23		53		919,285		1,049,342		630,199
Other long-term liabilities	24		242		4,198,375		3,198,987		2,451,418

Non-current liabilities			2,604		45,160,099		68,290,647		48,428,815

Total liabilities			5,987		103,800,655		96,032,309		76,880,448

Contingencies	29
Stockholders’ equity:	31
Contributed capital:
Common stock			486		8,421,563		8,478,845		8,407,533
Additional paid-in capital			421		7,296,739		7,296,739		7,140,502

			907		15,718,302		15,775,584		15,548,035
Earned capital:
Reserve for repurchase of shares			123		2,124,980		2,100,676		2,140,268
(Accumulated deficit) retained earnings			(1,242)		(21,531,969)		(1,729,231)		1,162,063
Other comprehensive income
Cumulative translation effects of foreign subsidiaries			43		749,765		290,833		68,228
Valuation of derivative financial instruments			8		143,998		(68,027)		(207,052)
Labor obligations			(15)		(266,144)		(170,566)		(135,122)

Controlling interest			(176)		(3,061,068)		16,199,269		18,576,420
Non-controlling interest	33		436		7,555,323		5,651,150		5,555,362

Total stockholders’ equity			260		4,494,255		21,850,419		24,131,782

Total liabilities and stockholders’ equity			6,247	Ps.	108,294,910	Ps.	117,882,728	Ps.	101,012,230

The accompanying notes are an integral part of these consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Results and Other Comprehensive (Loss) Income

(Thousands of Mexican pesos and millions of U.S. dollars, except per share data presented in pesos)

		Millions of U.S. dollars (Convenience Translation Note 3.c) December 31,		Year ended December 31,
	Notes	2015		2015		2014		2013
						(As adjusted; see Note 2.e)		(As adjusted; see Note 2.e)
Revenues:
Construction	35	U.S.$	1,193	Ps.	20,678,698	Ps.	25,867,254	Ps.	21,744,299
Concessions	35		422		7,310,789		7,595,130		6,766,832
Sales of goods and other	35		296		5,134,595		4,866,467		3,846,435

Total revenues			1,911		33,124,082		38,328,851		32,357,566
Fair value on initial recognition of real estate inventories	10		—		—		1,099,381		—

			1,911		33,124,082		39,428,232		32,357,566

Costs:
Construction			1,556		26,988,743		23,266,348		18,725,945
Concessions			390		6,766,612		3,656,258		3,262,522
Sales of goods and other			183		3,166,248		3,214,680		2,414,866

	35		2,129		36,921,603		30,137,286		24,403,333

(Loss) gross profit			(218)		(3,797,521)		8,191,565		7,954,233
General expenses			176		3,056,660		3,065,828		3,012,300
Other (income) expenses, net	36		(26)		(458,240)		180,908		(61,467)

Operating (loss) income			(368)		(6,395,941)		6,044,210		5,003,400
Interest expense	37		395		6,839,679		6,169,795		4,102,364
Interest income	37		(19)		(326,940)		(480,839)		(500,318)
Exchange loss, net	37		274		4,740,492		3,160,773		357,463
Derivative financial instruments	37		(17)		(287,576)		580,650		326,075

			633		10,965,655		9,430,379		4,285,584

Share in results of associated companies and joint ventures	18 and 19		(47)		(820,773)		(549,203)		(350,198)

(Loss) income before income taxes			(954)		(16,540,823)		(2,836,966)		1,068,014
Income tax expense (benefit)	28		186		3,223,034		(751,077)		(354,337)

Consolidated net (loss) income for the year			(1,140)		(19,763,857)		(2,085,889)		1,422,351

(Continued)

		Millions of U.S. dollars (Convenience Translation Note 3.c) December 31,	Year ended December 31,
	Notes	2015	2015			2014	2013
						(As adjusted; see Note 2.e)	(As adjusted, see Note 2.e)
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Actuarial (loss) gains on labor obligations		(8)		(135,891)		(3,240)		28,760
Income tax relating to items that will not be reclassified to profit or loss	28.h	3		39,421		(32,520)		(15,020)

		(5)		(96,470)		(35,760)		13,740

Items that may be reclassified to profit or loss:
Translation effects of foreign subsidiaries and others		34		590,450		249,214		(82,914)
Reclassification adjustments for amounts recognized in results for foreign operations disposed of in the year		(6)		(107,712)		—		—
Gain (loss) on cash flow hedges		57		984,078		(543,510)		(302,330)
Effect of valuation of cash flow hedges of associated companies and joint ventures		5		88,952		(552,508)		(263,300)
Reclassification adjustments for amounts recognized in results for cash flow hedges		(44)		(762,133)		931,028		308,173
Reclassification adjustments for amounts recognized in results for cash flow hedges of associated companies and joint ventures		—		(8,494)		364,267		1,074,577
Income tax relating to reclassification adjustments for amounts recognized in results for cash flow hedges	28.h	13		226,557		(279,308)		(92,452)
Income tax relating to reclassification adjustments for amounts recognized in results for cash flow hedges of associated companies and joint ventures	28.h	—		2,798		(109,280)		(324,366)
Income tax relating to valuation effects of derivative financial instruments of associated companies and joint ventures	28.h	(2)		(26,444)		165,136		219,624
Income tax relating to valuation effects of derivative financial instruments	28.h	(17)		(293,289)		163,200		90,699

		40		694,763		388,239		627,711

Total other comprehensive income		35		598,293		352,479		641,451

Total comprehensive (loss) income for the year		(1,105)	Ps.	(19,165,564)	Ps.	(1,733,410)	Ps.	2,063,802

(Continued)

		Millions of U.S. dollars (Convenience Translation Note 3.c) December 31,		Year ended December 31
	Notes	2015		2015		2014		2013
						(As adjusted; see Note 2.e)		(As adjusted; see Note 2.e)
Consolidated net (loss) income attributable to:
Controlling interest			(1,178)	Ps.	(20,422,695)	Ps.	(3,023,538)	Ps.	423,552
Non-controlling interest	17		38		658,838		937,649		998,799

Consolidated net (loss) income for the year			(1,140)	Ps.	(19,763,857)	Ps.	(2,085,889)	Ps.	1,422,351

Total comprehensive (loss) income attributable to:
Controlling interest		U.S.$	(1,144)	Ps.	(19,847,316)	Ps.	(2,697,352)	Ps.	1,078,485
Non-controlling interest			39		681,752		963,942		985,317

Total comprehensive (loss) income for the year		U.S.$	(1,105)	Ps.	(19,165,564)	Ps.	(1,733,410)	Ps.	2,063,802

Basic and diluted (loss) earnings per common share of controlling interest		U.S$	(1.920)	Ps.	(33.284)	Ps.	(4.970)	Ps.	0.695

Weighted average shares outstanding (000’s)					613,595		608,392		609,690

(Concluded)

The accompanying notes are an integral part of these consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

(Thousands of Mexican pesos except share data (Note 31))

		Contributed capital				(Lost) earned capital				Other comprehensive income
	Shares	Common stock		Additional paid-in capital		Reserve for repurchase of shares		Accumulated deficit) retained earnings		Cumulative translation effects of foreign subsidiaries		Valuation of financial derivative financial instruments		Labor obligations		Controlling interest		Non-controlling interest		Total stockholders’ equity
Balance at January 1, 2013	607,357,582	Ps.	8,370,958	Ps.	7,043,377	Ps.	1,850,000	Ps.	64,348	Ps.	141,228	Ps.	(921,553)	Ps.	(148,554)		$16,399,804	Ps.	4,034,097	Ps.	20,433,901
Application of earnings from prior years	—		—		—		341,674		(341,674)		—		—		—		—		—		—
Issuance of common stock	9,063,104		124,914		84,436		—		—		—		—		—		209,350		7,920		217,270
Reimbursement of capital	—		—		—		—		—		—		—		—		—		(496,492)		(496,492)
Sale of non-controlling interest (Note 33)	—		—		—		—		1,015,837		—		—		—		1,015,837		1,024,520		2,040,357
Repurchase of shares	(6,409,430)		(88,339)		—		(51,406)		—		—		—		—		(139,745)		—		(139,745)
Equity forward	—		—		12,689		—		—		—		—		—		12,689		—		12,689
Consolidated comprehensive income:
Net income for the year	—		—		—		—		423,552		—		—		—		423,552		998,799		1,422,351
Translation effects of foreign subsidiaries	—		—		—		—		—		(73,000)		—		—		(73,000)		(9,914)		(82,914)
Effect of valuation of derivative financial instruments, including associated companies and joint ventures	—		—		—		—		—		—		714,501		—		714,501		(3,876)		710,625
Labor obligations	—		—		—		—		—		—		—		13,432		13,432		308		13,740

Comprehensive income for the year	—		—		—		—		423,552		(73,000)		714,501		13,432		1,078,485		985,317		2,063,802

Balance at December 31, 2013	610,011,256		8,407,533		7,140,502		2,140,268		1,162,063		68,228		(207,052)		(135,122)		18,576,420		5,555,362		24,131,782
Issuance of common stock	2,974,623		40,998		26,921		9,122		—		—		—		—		77,041		—		77,041
Sale of treasury shares, net	23,766,387		327,269		89,490		182,767		—		—		—		—		599,526		—		599,526
Decrease in non-controlling interest (Note 33)	—		—		—		—		—		—		—		—		—		(797,265)		(797,265)
Repurchase of shares	(21,566,931)		(296,955)		—		(231,481)		—		—		—		—		(528,436)		(139,991)		(668,427)
Sale of non-controlling interest	—		—		—		—		132,244		—		—		—		132,244		69,102		201,346
Equity forward	—		—		39,826		—		—		—		—		—		39,826		—		39,826
Consolidated comprehensive loss:
Net income from year	—		—		—		—		(3,023,538)		—		—		—		(3,023,538)		937,649		(2,085,889)
Translation effects of foreign subsidiaries	—		—		—		—		—		222,605		—		—		222,605		26,609		249,214
Effect of valuation of derivative financial instruments, including associated companies and joint ventures	—		—		—		—		—		—		139,025		—		139,025		—		139,025
Labor obligations	—		—		—		—		—		—		—		(35,444)		(35,444)		(316)		(35,760)

Comprehensive loss for the year	—		—		—		—		(3,023,538)		222,605		139,025		(35,444)		(2,697,352)		963,942		(1,733,410)

Balance at December 31, 2014	615,185,335		8,478,845		7,296,739		2,100,676		(1,729,231)		290,833		(68,027)		(170,566)		16,199,269		5,651,150		21,850,419
Issuance of common stock	—		—		—		—		—		—		—		—		—		26,414		26,414
Dividends distributed to non-controlling interest (Note 33)	—		—		—		—		—		—		—		—		—		(48,450)		(48,450)
Capital reimbursement to non-controlling interest (Note 33)	—		—		—		—		—		—		—		—		—		(749,952)		(749,952)
Repurchase of shares	(4,156,059)		(57,282)		—		24,304		—		—		—		—		(32,978)		(244,294)		(277,272)
Sale of non-controlling interest in a subsidiary (Note 2.d and f)	—		—		—		—		641,153		—		—		—		641,153		2,691,439		3,332,592
Deconsolidation of subsidiary (Note 2.c)	—		—				—		(21,196)		—		—		—		(21,196)		(452,736)		(473,932)
Consolidated comprehensive loss:
Net loss for the year	—		—		—		—		(20,422,695)		—		—		—		(20,422,695)		658,838		(19,763,857)
Translation effects of foreign subsidiaries	—		—		—		—		—		458,932		—		—		458,932		23,806		482,738
Effect of valuation of derivative financial instruments, including associated companies and joint ventures	—		—		—		—		—		—		212,025		—		212,025		—		212,025
Labor obligations	—		—		—		—		—		—		—		(95,578)		(95,578)		(892)		(96,470)

Comprehensive loss for the year	—		—		—		—		(20,422,695)		458,932		212,025		(95,578)		(19,847,316)		681,752		(19,165,564)

Balance at December 31, 2015	611,029,276	Ps.	8,421,563	Ps.	7,296,739	Ps.	2,124,980	Ps.	(21,531,969)	Ps.	749,765	Ps.	143,998	Ps.	(266,144)	Ps.	(3,061,068)	Ps.	7,555,323	Ps.	4,494,255

The accompanying notes are an integral part of these consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows

(Thousands of Mexican pesos and millions of U.S. dollars)

		Millions of U.S. dollars (Convenience Translation Note 3.c)
		December 31,	Year ended December 31,
		2015	2015			2014	2013
						(As adjusted; see Note 2.e)	(As adjusted; see Note 2.e)
Cash flows from operating activities:
(Loss) income before income taxes	U.S.$	(954)	Ps.	(16,540,823)	Ps.	(2,836,966)	Ps.	1,068,014
Adjustments for:
Allowance for doubtful accounts		311		5,385,095		545,714		(296,213)
Provisions		(14)		(249,201)		551,987		243,549
Depreciation and amortization		75		1,302,332		1,070,908		1,022,321
Gain on sale of property, machinery and equipment		(13)		(228,163)		(9,622)		(12,387)
Adjustment for valuation of construction materials inventory, real estate inventories and intangible assets from concessions		238		4,132,335		(985,604)		22,038
(Gain) loss on sale of investment in shares		(12)		(208,951)		17,356		(586,472)
Equity in results of non-consolidated associated companies and joint ventures		(47)		(820,773)		(549,203)		(350,198)
Gain on deconsolidation and sales of subsidaires		(14)		(240,207)		—		—
Account receivable from indemnification of expropriated land		(23)		(401,282)		—		—
Interest expense		387		6,716,389		5,275,498		4,954,703
Amortization of issuance costs and financing commissions		27		462,063		437,973		274,260
Unrealized exchange rate fluctuation		256		4,437,512		3,182,789		262,956
Valuation of derivative financial instruments		(17)		(287,576)		580,650		(218,318)
Discount on long-term liabilities		12		214,412		305,499		(644,505)
Others		3		49,335		193,583		662,259

		215		3,722,497		7,780,562		6,402,007
Customers, net		(9)		(152,567)		(5,290,090)		(1,396,436)
Construction materials inventory and other assets		(4)		(64,139)		(446,941)		(241,832)
Real estate inventories		17		283,031		(3,146)		38,770
Other receivables		(26)		(437,141)		(930,839)		(459,342)
Financial assets from concessions		93		1,598,110		2,031,825		1,107,543
Interest accrued on financial concession asset		(107)		(1,849,733)		(2,541,135)		(2,323,076)
Trade accounts payable		29		491,140		773,309		192,080
Advances from customers		52		893,394		538,573		(1,058,633)
Other current liabilities		176		3,059,698		1,024,073		(31,048)
Income tax payments		(16)		(274,453)		(943,067)		(476,933)
Assets held for sale		(5)		(82,194)		—		—

Net cash provided by operating activities		415		7,187,643		1,993,124		1,753,100

(Continued)

	Millions of U.S. dollars (Convenience Translation Note 3.c)
	December 31,		Year ended December 31,
	2015		2015		2014		2013
					(As adjusted; see Note 2.e)		(As adjusted; see Note 2.e)
Cash flows from investing activities:
Investment in machinery and equipment		(81)		(1,401,319)		(700,431)		(356,780)
Dividends received		35		614,433		126,803		639,665
Other long-term assets		(9)		(147,634)		(245,664)		(117,454)
Investment in concessions		(260)		(4,506,778)		(3,562,163)		(4,360,217)
Sale of property, machinery and equipment		22		380,496		48,035		149,157
Loans paid		(7)		(120,380)		(375,003)		—
Business acquisitions, net of cash received		—		—		(280,199)		—
Effects on cash from divestiture of San Martin		(10)		(180,421)		—		—
Contributions to investment in associated companies and joint ventures		(39)		(682,098)		(605,842)		(596,569)
Sale of investment in shares		117		2,023,717		298,854		5,442,874
Assets held for sale		6		100,000		—		—

Net cash (used in) provided by investing activities		(226)		(3,919,984)		(5,295,610)		800,676

Cash flows from financing activities:
Proceeds from long-term debt		758		13,141,250		36,330,349		17,608,505
Payments of long-term debt		(740)		(12,837,819)		(24,202,916)		(17,017,509)
Payments of issuance costs and financing commissions		(24)		(416,353)		(1,048,963)		(279,065)
Derivative financial instruments		47		807,515		(595,594)		(334,555)
Payments under leasing agreements		(13)		(222,741)		(108,091)		72,047
Interest paid		(339)		(5,874,673)		(5,234,182)		(4,245,411)
Repurchase of shares		(2)		(32,979)		(182,688)		(139,745)
Cash received on sale of non-controlling interest		229		3,970,793		215,250		2,562,730
Decrease in non- controlling interest		(62)		(1,072,579)		(805,757)		(379,624)
Increase of capital of controlling interest		—		—		—		350
Sale of treasury shares		—		—		394,739		—

Net cash (used in) provided by financing activities		(146)		(2,537,586)		4,762,147		(2,152,277)

Effects of exchange rate changes on cash		6		91,673		6,366		(3,046)

Increase in cash, cash equivalents and restricted cash		49		821,746		1,466,027		398,453
Cash, cash equivalents and restricted cash at beginning of period		488		8,467,468		7,001,441		6,602,988

Cash, cash equivalents and restricted cash at the end of period	U.S.$	537	Ps.	9,289,214	Ps.	8,467,468	Ps.	7,001,441

(Concluded)

The accompanying notes are an integral part of these consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Thousands of Mexican pesos, except as otherwise indicated)

1.	Nature of business

Empresas ICA, S.A.B. de C.V.and subsidiaries (“ICA” or, together with its subsidiaries, the Entity”) is a holding company incorporated in Mexico with over 68 years experience, the subsidiaries of which are engaged in a wide range of construction and related activities including the construction of infrastructure facilities as well as industrial, urban and housing construction, for both the Mexican public and private sectors. ICA’s subsidiaries are also involved in the construction, maintenance and operation of highways, bridges and tunnels granted by the Mexican government and foreign governments under concessions. Through its subsidiaries, the Entity also manages and operates airports. In addition, some of ICA’s subsidiaries are engaged in real estate and housing development. Through its associated entities, since 2012, ICA provided mining related services, such as exploration and exploitation of deposits for others, transportation and other mining-related activities. ICA’s shares are traded on the Mexican Stock Exchange and the New York Stock Exchange, see Note 42. Its registered address is 36 Boulevard Manuel Avila Camacho, Piso 15, Lomas de Chapultepec, 11000 Mexico, D. F.

2.	Significant events

a.	Going concern

During December 2015, the Entity defaulted on the U.S.$31 million interest payment on its U.S.$700 million Senior Notes maturing in 2024. Subsequent to year end, the Entity also defaulted on U.S.$22 million and U.S.$6 million in interest payments on its U.S.$500 million Senior Notes maturing in 2021 and its U.S.$150 million Senior Notes, maturing in 2017, respectively.

The Entity’s failure to pay the interest on these Senior Notes resulted in cross-defaults of certain other long-term debt in December 2015 and subsequently in 2016, which resulted in the guarantees existing under those secured loans being executed by the respective bank creditors during the first quarter of 2016. See footnote 42. These loans, together with the obligations of the Senior Notes, are presented in current liabilities at December 31, 2015, in the Entity’s consolidated statement of financial position (see Notes 27 and 42). Additionally, the Entity has experienced a general delay in payments to certain service suppliers and creditors and taxes, as well as a reduction of operations and personnel adjustments.

At December 31, 2015, short-term liabilities exceed current assets by Ps.25.7 billion pesos and the Entity has a stockholders’ deficit, with respect to equity held by controlling interests, of Ps.3.0 billion pesos. Additionally, the Entity has suffered net losses of Ps.19.8 million and Ps.2.0 million during the last two years. These events and results raise substantial doubt about the Entity’s ability to continue as a going concern. The accompanying financial statements have been prepared under the assumption that the Entity will continue as a going concern, which assumes the realization of its assets and the settlement of its liabilities and obligations in the normal course of business. Consequently, the accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management is considering various options, including negotiations with its current bondholders and certain suppliers in an effort to restructure its debt and other obligations as well as seek additional financing. Additionally, the Entity is analyzing the feasibility of the sale of certain assets, which are not strategic for the Entity’s operation, or the partial realization of investments to allow the Entity to obtain access to resources over the coming months. Moreover, the Entity has implemented a series of operating restructuring measures, including a reduction of personnel costs, appointment of a Restructuring

Director, changes involving key management personnel, and the creation of trusts to ensure the adequate utilization of funds assigned to certain construction projects. The Entity has hired external advisors to advise the Entity on the best restructuring strategy based on the Entity’s finances, liquidity requirements, payment capacity and operations.

Although the Entity’s management is focused on making its operations profitable, concluding and executing its restructuring plan and obtaining new financing sources, the outcome of the restructuring process and the implications it may have for parties with an interest in the Entity, such as its stockholders, creditors, suppliers, customers and employees, cannot be guaranteed, nor can the successful outcome of the restructuring plan be assured.

b.	Summary of reserves and asset impairments

During 2015, the Entity recorded reserves, asset impairments, and provisions, for an amount of Ps.10,802, comprised as follows:

	December 31, 2015
Allowance for current doubtful, including costs and estimated earnings in excess of billings (Note 7.a)	Ps.	3,927,443
Allowance for long-term doubtful accounts, including costs and estimated earnings in excess of billing (Note 7.c)		1,453,762
Cancellation of other cost and estimated earnings in excess of billings on uncompleted contracts (Note 7)		420,211
Allowance for obsolescence of construction materials inventory (Note 9)		195,469
Adjustment to the net realizable value of real estate inventories (Note 10)		1,560,093
Fair value less cost to sell of assets available for sale (Note 34)		333,829
Impairment of investment properties (Note 15)		194,421
Impairment of intangible assets from concessions (Note 13)		2,208,910
Provisions and restructuring expenses (Notes 23 and 36)		507,478

	Ps.	10,801,616

c.	Divestitures of subsidiaries

San Martín

During 2012, ICA acquired the business of San Martín Contratistas Generales, S.A. (“San Martín”). At December 31, 2014, the balance of the consideration payable was U.S.$46.4 million, equivalent to Ps. 683,741; the liability would have been payable as follows (i) U.S.$33.8 million in June 2015 and (ii) U.S.$12.6 million in May 2016. The Entity did not make the complete payment in June 2015, resulting in the immediate payment requirement of total liability. However, the Entity negotiated with the seller to make a partial payment and extend the date for payment of the remaining amount. Notwithstanding such negotiations, on October 19, 2015, the Entity received formal notification of default and on October 22, 2015, the following agreements were signed for the settlement of the liability: (i) in lieu of payment, the Entity delivered to another shareholder, shares of San Martin equivalent to 19.98% of the shares of San Martin, thereby reducing the Entity’s investment to 31.2%; (ii) the Entity assigned to another shareholder the legal right to receive dividends related to the shares of San Martín transferred up to U.S. $3 million; and (iii) a new shareholder agreement was signed, where the relevant operating decisions and the integration of the Board of Directors of San Martin will be in favor of another shareholder.

As a result of the above, as of October 2015, ICA lost control of San Martin. Accordingly, as of such date, San Martín was deconsolidated the remaining investment held by ICA in San Martin was revalued to its fair value and recognized as an investment in associated entity with a balance of Ps. 630,212 at December 31, 2015, which included the fair value of the investment at the date of loss of control, plus the equity method corresponding to the third quarter of 2015.

The value of the assets and liabilities over which control was lost are as follows:

	September 30, 2015
Assets:
Cash and cash equivalents	Ps.	180,813
Customers		1,290,738
Construction materials inventory		286,832
Other current assets		206,160
Property, machinery and equipment, net		1,195,539
Goodwill and intangible asset		742,382
Other assets		56,096

		3,958,560

Liabilities:
Notes payable		472,392
Trade accounts payable		892,508
Leasing		251,266
Other current liabilties		319,772
Long-term debt		30,925
Leasing		387,096
Other liabilities		93,035
Other non-current liabilities		14,484

		2,461,478

Assets less liabilities		1,497,082
Non-controlling interest		(415,114)

Net investment	Ps.	1,081,968

At October 1, 2015, the effects of the deconsolidation were as follows:

	Total
Net investment of ICA in San Martin	Ps.	1,081,968
Fair value of consideration:
Accounts payable		(554,654)
Effect in other comprehensive loss		(8,324)
Fair value in associated entity		(641,721)
Others		(5,886)

Net effect in results (see Note 36)	Ps.	(128,617)

Grupo Punta Condesa

On September 3, 2015, shares of Grupo Condesa Punta, S.A. de C.V. (“GPC”) were sold, which was a subsidiary of Viveica, S.A. de C.V. The sale price was set at Ps.500 million, of which Ps.150 million was collected on the date of execution of the share purchase agreement, Ps.150 million were collected within 90 days following the execution of the share purchase agreement and Ps.200 million shall become due on July 3, 2016. The sale resulted in a gain of Ps.112 million before taxes, and was recognized in other (income) expense in the consolidated statements of results and other comprehensive (loss) income. Assets and liabilities, over which control was lost, are as follows:

	August 31, 2015
Current assets	Ps.	26,448
Non-current assets:
Real estate		9,415
Trust rights		396,830

		432,693

Current liabilities		5,117
Non-current liabilities		39,166

		44,283

Net assets	Ps.	388,410

d.	ICA OVT, sale of non-controlling interest

In April 2015, ICA signed a partnership agreement with Caisse de Dépôt et Placement du Québec (“CDPQ”), one of the leading fund managers in Canada. The agreement provides for the formation of a business that initially includes four highway concessions: ICA San Luis, S.A. de C.V., Libramiento ICA La Piedad, S.A. de C.V., Consorcio del Mayab, S.A. and Acapulco Tunnel, S.A. de C.V., indirect subsidiaries of the Entiy.

For this purpose, ICA Operadora de Vías Terrestres, S.A.P.I. de C.V. (“ICA OVT”) was created in March 2015, as a spin-off of Controladora de Operaciones de Infraestructura, S.A. de C.V. (“CONOISA”), a subsidiary of ICA. ICA OVT is the direct holder of the shares of the aforementioned concession entities, for which a series of administrative actions to achieve this objective were carried out. In May 2015, the competent governmental authorities approved the conditions precedent for the operation. In June 2015, ICA sold 49% its ownership interest in ICA OVT to CDPQ, for consideration of $3,014 million, which generated a gain, net of tax, of Ps.196 million. The gain is presented in retained earnings in the statement of changes in stockholders’ equity as control of ICA OVT was maintained and the transaction is considered a transaction between shareholders.

The financial statements of ICA OVT continue to be consolidated in the accompanying consolidated financial statements as ICA continues to maintain control over the entity with a 51% ownership in its equity. See Note 17.

e.	Reversal of discontinued operations presented

On January 22, 2014, an agreement between CONOISA and Hunt Companies, Inc., American Company, was formalized, for the possible acquisition of the 70% of shareholding of CONOISA in Sarre Infraestructura y Servicios, S.A. de C.V. (“Sarre”) and Papagos Servicios Para la Sociedad, S.A. de C.V. (“Papagos”). Both entities are part of the concessions segment. The consideration for the sale of the shares was fixed at Ps.1,511 million, which was to be paid on the closing date, and was subject to the fulfillment of the terms and conditions of the agreement.

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

After the withdrawal of the buyer, the Entity’s management had continued carry out formal actions to sell the assets of Sarre and Papagos. During 2015, as a result of not executing a formal sale proposal, the Entity’s management decided to forego its intention to sell such assets. Accordingly, at December 31, 2015, the operations of the Sarre and Papagos business, which were classified as discontinued operations in 2014 and 2013, were reclassified to continuing operations in the consolidated statements of results and other comprehensive (loss) income and cash flows for the years ended December 31, 2014 and 2013. Additionally, the assets and liabilities that were classified as held for sale in the consolidated statement of financial position at December 31, 2014 and 2013 were reclassified into their respective line items in such statements.

The effects of reversal from discontinued operations are as follows:

	Year ended December 31, 2014		Reversal of discontinued operations presented in 2014		Year ended December 31, 2014
	(as previously reported)				(as adjusted)
Total revenues	Ps.	35,657,813	Ps.	2,671,038	Ps.	38,328,851
Fair value on initial recognition of real estate inventories		1,099,381		—		1,099,381
Total costs		29,135,420		1,001,866		30,137,286

Gross profit		6,522,393		1,669,173		8,191,565
General expenses		3,065,674		155		3,065,829
Other expenses, net		180,908		—		180,908

Operating income		4,375,192		1,669,018		6,044,210
Interest expense		8,454,286		976,093		9,430,379

Share in results of associated companies and joint ventures		(549,203)		—		(549,203)

Loss before income taxes		(3,529,891)		692,925		(2,836,966)
Income tax benefit		(1,002,628)		251,551		(751,077)

Loss from continuing operations		(2,527,263)		441,372		(2,085,889)
Income from discontinued operations, net		441,374		(441,374)		—

Consolidated net loss	Ps.	(2,085,889)	Ps.	—	Ps.	(2,085,889)

	Year ended December 31, 2013		Reversal of discontinued operations presented in 2013		Year ended December 31, 2013
	(as previously reported)				(as adjusted)
Total revenues	Ps.	29,556,198	Ps.	2,801,367	Ps.	32,357,565
Total costs		23,472,812		930,520		24,403,332

Gross profit		6,083,386		1,870,847		7,954,233
General expenses		3,012,282		18		3,012,300
Other expenses, net		(61,467)		—		(61,467)

Operating income		3,132,571		1,870,829		5,003,400
Interest expense		3,379,003		906,581		4,285,584

Share in results of associated companies and joint ventures		(350,198)		—		(350,198)

Loss before income taxes		103,766		964,248		1,068,014
Income tax benefit		(595,905)		241,568		(354,337)

Loss from continuing operations		699,671		722,680		1,422,351
Income from discontinued operations, net		722,680		(722,680)		—

Consolidated net income	Ps.	1,422,351	Ps.	—	Ps.	1,422,351

Assets and liabilities held for sale, corresponding to Sarre and Papagos that were reclassified in the consolidated statement of financial position at December 31, 2014 and 2013, are as follows:

	December 31, 2014		Reversal of discontinued operations presented in 2014		December 31, 2014
	(as previously reported)				(As adjusted)
Assets and liabilities:
Cash and cash equivalents	Ps.	4,877,222	Ps.	77,307	Ps.	4,954,529
Restricted cash and cash equivalents		2,149,055		1,309,223		3,458,278
Customers, net		17,978,524		464,247		18,442,771
Other receivables, net		5,577,023		1,239,456		6,816,479
Construction materials inventory		952,934		—		952,934
Real estate inventories		1,467,037		—		1,467,037
Advances to subcontractors and other		1,949,835		16,188		1,966,023
Assets classified as held for sale		11,921,580		(11,921,580)		—
Customers and others		16,489,628		—		16,489,628
Real estate inventories		6,398,272		—		6,398,272
Financial assets from concessions, long-term		3,125,533		8,431,522		11,557,055
Intangible assets from concessions, net		23,613,302		—		23,613,302
Property, machinery and equipment, net		6,322,339		—		6,322,339
Investment in associated companies and joint ventures		5,562,522		—		5,562,522
Deferred income taxes		6,164,056		—		6,164,056
Other assets, long-term		3,717,503		—		3,717,503
Notes payable		(4,288,925)		—		(4,288,925)
Current portion of long-term debt		(2,204,330)		(275,324)		(2,479,654)
Trade accounts payable		(7,590,956)		—		(7,590,956)
Income taxes		(182,509)		—		(182,509)
Advances from customers		(3,156,790)		—		(3,156,790)
Accrued expenses and other		(9,817,299)		(225,529)		(10,042,828)
Liabilities directly associated with assets classified as held for sale		(10,705,615)		10,705,615		—
Long-term debt		(47,285,570)		(9,249,296)		(56,534,866)
Taxes payable associated with tax deconsolidation		(3,698,555)		—		(3,698,555)
Deferred income taxes		(1,930,517)		(685,486)		(2,616,003)
Other long-term liabilities		(5,554,880)		113,657		(5,441,223)

Total effect on net assets – Equity	Ps.	21,850,419	Ps.	—	Ps.	21,850,419

	December 31, 2013		Reversal of discontinued operations presented in 2013		December 31, 2013
	(as previously reported)				(As adjusted)
Assets and liabilities:
Cash and cash equivalents	Ps.	3,369,782	Ps.	165,030	Ps.	3,534,812
Restricted cash and cash equivalents		2,009,979		1,419,603		3,429,582
Customers, net		16,060,223		317,285		16,377,508

Other receivables, net		4,028,405		1,074,460		5,102,865
Construction materials inventory		937,627		—		937,627
Real estate inventories		2,075,582		—		2,075,582
Advances to subcontractors and other		1,595,113		16,057		1,611,170
Assets classified as held for sale (1)		12,690,082		(11,770,430)		919,652
Customers and others		13,281,859		—		13,281,859
Real estate inventories		4,202,358		—		4,202,358
Financial assets from concessions, long-term		2,932,921		8,283,081		11,216,002
Intangible assets from concessions, net		20,950,173		—		20,950,173
Property, machinery and equipment, net		5,355,626		—		5,355,626
Investment in associated companies and joint ventures		4,712,138		—		4,712,138
Deferred income taxes		4,545,603		—		4,545,603
Other assets, long-term		2,759,673		—		2,759,673
Notes payable		(8,901,699)		—		(8,901,699)
Current portion of long-term debt		(854,374)		(155,648)		(1,010,022)
Trade accounts payable		(6,439,800)		—		(6,439,800)
Income taxes		(345,994)		—		(345,994)
Advances from customers		(2,552,505)		—		(2,552,505)
Accrued expenses and other		(8,965,730)		(235,883)		(9,201,613)
Liabilities directly associated with assets classified as held for sale		(10,560,228)		10,560,228		—
Long-term debt		(28,815,544)		(9,542,258)		(38,357,802)
Taxes payable associated with tax deconsolidation		(3,653,287)		—		(3,653,287)
Deferred income taxes		(1,641,482)		(433,935)		(2,075,417)
Other long-term liabilities		(4,644,719)		302,410		(4,342,309)

Total effect on net assets – Equity	Ps.	24,131,782	Ps.	—	Ps.	24,131,782

(1)

At December 2013, this asset available for sale corresponds for the sale of ICA’s participation of 30% in Concesionaria Distribuidor Vial San jerónimo-Muyuguarda, S.A. de C.V. and 10.20% in Aguas Tratadas del Valle de Mexico, S.A. de C.V., under a binding and enforceable Letter of Understanding signed by the Entity with Promotora del Desarrollo de America Latina, S.A. de C.V. (“IDEAL”). The purchase price was Ps.1,000 million. During 2014, once all necessary approvals were obtained, the sale of shares of both associated companies was concluded. See Note 34.b.

The effect on cash flows for the year ended December 31, 2014 and 2013, of the reversal the discontinued operations is as follows:

	December 31, 2014		Reversal of discontinued operations presented in 2014		December 31, 2014
	(as previously reported)				(as adjusted)
Increase net cash of operating activities	Ps.	2,522,047	Ps.	(528,923)	Ps.	1,993,124
Decrease net cash of investing activities		(5,626,252)		330,642		(5,295,610)
Increase net cash of financing activities		4,761,969		178		4,762,147
Effects of exchange rate changes on cash		6,366		—		6,366

Increase (decrease) in cash, cash equivalents and restricted cash		1,664,130		(198,103)		1,466,027
Cash, cash equivalents and restricted cash at beginning of period		5,416,808		(197,925)		8,467,468

Cash flow, net	Ps.	7,080,938	Ps.	(396,028)	Ps.	9,289,214

	December 31, 2013		Reversal of discontinued operations presented in 2013		December 31, 2013
	(as previously reported)				(as adjusted)
Increase net cash of operating activities	Ps.	168,467	Ps.	1,584,633	Ps.	1,753,100
Increase net cash of investing activities		800,676		—		800,676
Decrease net cash of financing activities		(2,152,277)		—		(2,152,277)
Effects of exchange rate changes on cash		(3,046)		—		(3,046)

(Decrease) increase in cash, cash equivalents and restricted cash		(1,186,180)		1,584,633		398,453
Cash, cash equivalents and restricted cash at beginning of period	Ps.	6,602,988	Ps.	398,453	Ps.	7,001,441

f.	Assets classified as held for sale

As of December 31, 2015, this caption consists of land with value of Ps.330 million that until December 31, 2014, was presented in investment properties (see Notes 15 and 34); and investment of Arrendadora de Vivienda, S.A. de C.V. in the amount of Ps.542 million and liabilities associated with assets available for sale of Ps.255 (see Note 34).

g.	Other sales of non-controlling interest

Promotora Inmobiliaria Pitch

In December 2015, Controladora de Empresas de Vivienda, S.A. de C.V. transferred a portion of its non-controlling interest in PITCH, resulting in a loss of Ps.99.5 million, presented in retained earnings as ICA continues to retain control of the subsidiary, for which the transaction is considered a transaction between shareholders.

GACN

In August 2015, ICA sold 3.02% of shares outstanding of Grupo Aeroportuario del Centro Norte, S.A.B de C.V. (“GACN”) (indirect subsidiary of ICA), for Ps.967 million, resulting in a gain on disposal of shares net of taxes, of Ps.545 million, presented in retained earnings, as ICA continues to maintain control over the entity.

In July 2013, Aeroinvest, S.A. de C.V. (direct subsidiary of ICA) placed, in a public secondary offering, shares it held in GACN for the amount of Ps.2,760 million. A total of 69 million shares were sold in the secondary offering. The gain on the sale of these sahres was Ps.1,015 million, net of income tax (“ISR”), presented retained earningswithin stockholders’ equity of the controlling interest, as it represents an equity transaction between shareholders, see Note 17.

h.	Sale of shares in associated entities and joint ventures

On different dates in 2015, the Entity sold shares of associated entities and joint ventures, resulting in gains and losses as summarized below, which are presented in other (income) expenses in the consolidated statement of results and other comprehensive loss (income) (see Note 36):

	Sale price		Gain (loss)
Proactiva Medio Ambiente, S.A. de C.V. (“PMA”) (1)	Ps.	1,240,000	Ps.	133,531
Grupo Rodio Kronza, S.A. (“Rodio”) (2)		283,923		98,641
Escondida Reserve Corporate Trust (3)		100,000		(41,257)
Terminal de Contenedores TEC II, Lázaro Cárdenas, S.A. de C.V. (“TEC II”) (4)		218,730		18,036

Total	Ps.	1,842,653	Ps.	208,951

(1)

On December 17, 2015, ICA signed a sale-purchase agreement of shares with CI Banco Institución de Banca Múltiple, in its capacity as trustee of the trust Number CIB / 2438 as a buyer; the Entity sold free of any lien, its ownership interest in PMA, equivalent to 49% of its shares. The consideration was set at Ps.1,240 million, receivable as follows: an initial up-front payment of 80% of the consideration and simultaneously the buyer will deposit in a trust, chosen by the buyer, the other 5% and 15% of the consideration, the former for possible payment of compensation to the buyer and the latter to be used as payment for any adjustments to the consideration. The sale resulted in a gain of Ps.134 million, before taxes. A provision of the contingent asset was recorded during 2015; see Note 23.

(2)	In October 2015, ICA sold the shares of the joint venture Rodio Kronsa, resulting in a gain on the sale of Ps.99 million before taxes.
(3)

In September 2015, the Entity assigned the fiduciary rights on a real estate development called Reserva Escondida, the amount of the transaction was Ps.100 million, resulting in a loss of Ps.41 million before taxes.

(4)	In July and October 2015, ICA sold to its partner APMS Terminals Lazaro Cardenas, S.A. de C.V., 5% of its shareholding in TEC II, resulting in a gain of Ps. million before taxes.

In August 2013, the Entity sold the Series “A” shares which it held in Red de Carreteras de Occidente, S. A. B. de C.V. (“RCO”) (associated entity). The sale price was Ps.5,073 million which resulted in a gain of Ps.441 million which is presented in other income and expenses in the consolidated income statement and other comprehensive (loss) income, see Note 18.

i.	Business acquisitions

During the second quarter of 2014, ICATECH Corporation, a subsidiary of ICA, acquired Facchina Construction Company Inc. (“Facchina”), and some of its related entities. See details in Note 3.g.

j.	Loss on exchange rate fluctuation

The devaluation of the Mexican peso resulted in foreign exchange loss, for the years ended December 31, 2015, 2014 and 2013, of Ps.4,437 million, Ps.3,183 million and Ps.263 million, respectively, as a result of the net monetary liability position of corporate debt in U.S. dollars. This exchange loss does not represent a cash outflow. At December 31, 2015, the exchange rate was Ps.17.3398 and at December 31, 2014, Ps.14.7348, per one U.S. dollar, respectively, which means that the peso had depreciated against the U.S. dollar by Ps.2.605, equivalent to 17.68%.

3.	Basis of presentation and consolidation

a.	Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS, including its amendments and interpretations, as issued by the International Accounting Standards Board (“IASB”).

b.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the revaluation of investment property and financial instruments at fair value, and certain real estate inventory which is recorded at fair value as referred to in Note 10.c and d.

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

Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2015 and for the year then ended have been translated into U.S. dollar amounts at exchange rate of Ps.17.3398 pesos per U.S. dollar, as published by Banco de Mexico, S.A. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

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

On April 2014, ICA acquired Facchina Construction Company, Inc. (“Facchina”) which was recorded using the acquisition method. The results of the acquired business were included in the consolidated financial statements from the acquisition date. Business acquired is as follows:

	Principal activity	Date of acquisition	Proportion of voting equity interest acquired	Consideration transferred
Facchina Construction Company, INC (“Facchina”) (1)	Construction services	April 14, 2014	100%	Ps.	1,151,609

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

Consideration transferred

	December 31, 2014
	Facchina
Cash	Ps.	712,538
Contingent consideration		423,392
Account receivable from joint venture		15,679

Total	Ps.	1,151,609

Considering the basis of calculating contingent consideration, an adjustment to such consideration for Ps.163,786 was recorded during 2015 and is presented in other income and expenses in the consolidated statement results and other comprehensive (loss) income. See Note 36. Movements in contingent consideration were as follows:

	Total
Balance at December 31, 2014	Ps.	474,963
Effect of translation		83,969
Adjustment consideration		(163,786)
Payment of consideration		(75,471)

Adjusted balance at December 31, 2015 (Notes 22 and 24)	Ps.	319,675

The characteristics of the consideration of Facchina are:

•	The maximum amount of the contingent consideration will be U.S.$40 million; this can only be achieved in the first three years (initial period of payment of the contingent consideration).

•	Calculation periods of contingent consideration will begin April 2014 and end on whichever occurs first: the maximum amount established of U.S.$40 million or March 31, 2017.

•	Contingent consideration will be 60% of EBITDA achieved in the calculation period.

•	If the amount of US $ 40 million is not reached, and the accumulated amount is less than U.S.$35 million, the period is extended another two years.

Assets acquired and liabilities recognized at the date of acquisition (final amounts):

	April 2014
	Facchina
Assets:
Cash and cash equivalents	Ps.432,339
Customers	485,342	(1)
Other current assets	94,322
Property, plant and equipment	287,971	(2)
Intangible asset from backlog	58,309
Other assets	62,195
Deferred income taxes	53,519

	1,473,997

Liabilities:
Current notes payable		186,916
Trade accounts payable		375,129
Other current liabilities		60,118
Long-term debt		23,969
Deferred income taxes		18,066

		664,198

Total net assets	Ps.	809,799

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

Goodwill arising on acquisition

April 2014	Fair value of total identifiable net assets		Non-controlling interests		Consideration transferred		Goodwill arising on acquisition
Facchina	Ps.	809,799	Ps.	—	Ps.	1,151,609	Ps.	341,810

Business acquisition costs

The acquisition-related costs of the acquisitions have been excluded from the consideration transferred and have been recorded within general expenses for the period in the consolidated statement of results and other comprehensive (loss) income.

Net cash outflow on acquisition of subsidiaries

	April 2014
	Facchina
Consideration paid in cash	Ps.	712,538
Less:
Cash and cash equivalents balances acquired		(432,339)

Net cash flow	Ps.	280,199

Included in consolidated net results for the year ended December 31, 2014 are Ps.69 million of income and Ps.2,685 million of revenues attributable to Facchina since its acquisition date.

Impact of acquisitions on the financial information of the Entity

Below is consolidated pro forma financial information of ICA, considering results as if the acquisition of Fachina had occurred on January 1, 2014. This pro-forma information does not necessarily represent the actual results of operations of ICA if the acquisitions had occurred as of such date. ICA’s

Management considers these pro forma numbers to represent an approximate measure of the performance of the combined group on an annualized basis and to provide a reference point for comparison in future periods. Condensed financial information is as follows:

Consolidated statements of income and other comprehensive income:
	Year ended December 31, 2014
Revenues	Ps.	37,046,017
Operating income		4,453,137
Consolidated net loss		(2,084,596)

In determining the pro forma’ revenue and profit of ICA, if had Facchina been acquired in January, 2014, the Entity has:

•

Calculated depreciation of plant and equipment acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements;

•	Calculated borrowing costs on the funding levels, credit ratings and debt/equity position of the Entity after the business combination

4.	Significant accounting policies

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

The consolidation requirements, accounting policies and valuation methods used in preparing the consolidated financial statements as of and for the year ended December 31, 2015 are the same as those applied in the consolidated financial statements for 2014 and 2013, except for the standards and interpretations described in paragraph a) (i) included below, which are effective in 2015.

a.	Application of new and revised IFRS

i)	Effective January 1, 2015, the Entity adopted the following International Financial Reporting Standards and interpretations in its consolidated financial statements:

–	Amendments to IAS 19, Defined Benefit Plans: Employee Contributions

–	Annual Improvements to IFRSs, 2010-2012 Cycle

–	Annual Improvements to IFRSs, 2011-2013 Cycle

The Entity does not provide contributions to its defined benefit plans. Therefore, the application of Amendments to IAS 19 has had no impact on the disclosures or the amounts recognized in the consolidated financial statements. Also the application of IFRS Annual Improvements to the 2010-2012 and 2011-2013 cycle did not have a significant impact on the consolidated financial statements.

ii)	The Entity has not applied the following new and revised IFRSs that have been issued but are not yet effective:

–	IFRS 9, Financial Instruments (“IFRS 9”) (3)

–	IFRS 15, Revenue from Contracts with Customers (3)

–	IFRS 16, Leases (4)

–	Amendments to IFRS 11, Accounting for Acquisitions of Interests in Joint Operations (1)

–	Amendments to IAS 1, Disclosure Initiative (1)

–	Amendments to IAS 16 and IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization (1)

–	Amendments to IFRS 10, IFRS 12, and IAS 28 Investment Entities: Applying the Consolidation Exception (1)

–	Annual Improvements to IFRSs 2012-2014 Cycle (1)

–	Amendments to IAS 12 Income Taxes (2)

–	Amendments to IAS 7 (Cash Flow Statement) Disclosure Initiative (2)

1 Effective for annual periods beginning on or after July 1, 2016, with earlier application permitted.

2 Effective for annual periods beginning on or after January 1, 2017, with earlier application permitted.

3 Effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

4 Effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

IFRS 9 Financial Instruments

IFRS 9 issued in November 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2014 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments.

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

The Entity is in the process of determining the potential impacts that will result in its consolidated financial statements for the adoption of this standard.

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

The Entity is in the process of determining the potential impacts that will result in its consolidated financial statements for the adoption of this standard.

IFRS 16 Leases

IFRS 16 (Leases) was issued in January 2016 and supersedes IAS 17 (Leases) and related interpretations. This new standard requires that most leases be presented in the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases remains in effect. IFRS 16 is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied.

Under IFRS 16, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly and the liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17 would typically have had straight-line expenses) as an assumed linear depreciation of the right-of-use asset and the decreasing interest on the liability will lead to an overall decrease of expense over the reporting period.

In addition, the financial liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if the rate can be readily determined. If the rate cannot be readily determined, the lessee shall use their incremental borrowing rate.

However, a lessee may elect to account for lease payments as an expense on a straight-line basis over the lease term for leases with a lease term of 12 months or less and containing no purchase options (this election is made by class of underlying asset); and leases where the underlying asset has a low value when new, such as personal computers or small items of office furniture (this election can be made on a lease-by- lease basis).

IFRS 16 establishes different transitional provisions, including retrospective application or the modified retrospective application where the comparative period is not restated.

The Entity is in the process of assessing the potential impact that the adoption of this standard could have in its consolidated financial statements.

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

Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 give some guidance on how to apply the concept of materiality in practice. The administration of the Entity does not anticipate that the application of these amendments to IAS 1 will have a material impact on the Entity’s consolidated financial statements.

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

Amendments to IAS 12 Income Taxes

The amendments to IAS 12 (Income Taxes), clarify that unrealized losses in debt instruments measured at fair value and for tax purposes measured at cost, originate a temporal difference, regardless if the instrument holder expects to recover the book value of the instrument through its sale or its use. In addition, they specify that the book value in an asset does not limit the estimation of probable future taxable profits and that when comparing the deductible temporary differences with future taxable profits, the latter exclude tax deductions that would result from the reversal of the above mentioned deductible temporary differences. These amendments are effective for annual periods starting from January 1, 2017, with retrospective application, although early adoption is permitted.

The Entity is in the process of assessing the potential impact that the adoption of these amendments could have in its consolidated financial statements.

Amendments to IAS 7 (Cash Flow Statement) Disclosure Initiative

Amendments to IAS 7 (Cash Flow Statement) require separate disclosure of the following changes in liabilities that arise from financing activities:

(i) changes in cash flows from financing activities;

(ii) changes by acquisition or loss of control in subsidiaries or other businesses;

(iii) exchange rate fluctuations;

(iv) changes in fair values; and other changes.

A way of complying with the new requirement is through a reconciliation between the opening and final balance of liabilities in the statement of financial position that arise from financing activities. Liabilities arising from financing activities are those whose cash flows are classified, or that will be classified in the future, such as financing activities cash flows in the statement of cash flow. The new disclosure requirements also apply to changes in financial assets as long as comply with the same definition.

These amendments are effective for annual periods beginning on January 1, 2017, with early adoption permitted, and entities are not require to submit comparative information when applied for the first time.

The Entity is in the process of assessing the potential impact that the adoption of these amendments could have in its consolidated financial statements.

Annual Improvements to IFRSs 2012-2014 Cycle

The Annual Improvements to IFRSs 2012-2014 Cycle include a number of amendments to various IFRSs, which are summarised below.

The amendments to IFRS 5 introduce specific guidance in IFRS 5 for when an entity reclassifies an asset (or disposal group) from held for sale to held for distribution to owners (or vice versa). The amendments clarify that such a change should be considered as a continuation of the original plan of disposal and hence requirements set out in IFRS 5 regarding the change of sale plan do not apply. The amendments also clarify the guidance for when held-for-sale accounting is discontinued.

The amendments to IFRS 7 provide additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of the disclosures required in relation to transferred assets.

The amendments to IAS 19 clarify that the rate used to discount post-employment benefit obligations should be determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The assessment of the depth of a market for high quality corporate bonds should be at the currency level (i.e. the same currency as the benefits are to be paid). For currencies for which there is no deep market in such high quality corporate bonds, the market yields at the end of the reporting period on government bonds denominated in that currency should be used instead.

The administration of the Entity does not anticipate that the application of these amendments to IFRS will have a material impact on the Entity’s consolidated financial statements.

b.	Disclosure restatements

Certain disclosures in the financial statements for the year ended December 31, 2014 and 2013 have been restated as follows:

Accounts receivable

–	The amounts disclosed in the average age (days) of accounts receivable from customers past due but not impaired of Note 7.b, at December 31 2014 and 2013 were modified; instead of disclosing the accounts receivable aged from customers past due but not impaired, the disclosure presents the average age (days) of all accounts receivable. Turnover of accounts receivable was determined based on total revenues less effects of fair value on initial recognition of inventories in 2014, as it is a non-recurring transaction, and less construction revenues from the Rio de los Remedios project, given that the collection of this receivable is expected over the long-term and inclusion of current revenues and a long-term receivable would distort the is is a a long-term projec; accounts receivable average of these transactions are excluded also. The average age (days) of accounts receivable from customers, both originally filed and as amended, is as follows:

Original disclosure

	December 31,
	2014		2013
Aged between 180 and 359 days	Ps.	259,421	Ps.	648,487
Aged 360 days and thereafter		297,252		590,310

Total	Ps.	556,673	Ps.	1,238,797

Average age (days)		193		197

Modified disclosure

	December 31,
	2014		2013
Revenues except ANESA and fair value on initial recognition of inventories (see Note 7)	Ps.	37,298,483	Ps.	31,382,662

Average accounts receivable (see Note 7)		22,840,448		20,620,787
Turnover of accounts receivable		1.63		1.52
Days a year		360		360

Turnover of accounts receivable		1.63		1.52
Average age (days)		221		237

Disclosure of compensation to directors and executive officers

Disclosure of compensation payments to to directors and executive officers Note 38.d is amended to provide expanded disclosure as follows:

	Year ended December 31, 2014
	Amount before taxes		Taxes		Net of taxes
Payments made to executive officers:
Other benefits	Ps.	143,257	Ps.	(50,140)	Ps.	93,117
Share-based payments		34,779		(12,173)		22,606
Executive management performance bonus		58,041		(34,314)		23,727

Total payments	Ps.	236,077	Ps.	(96,627)	Ps.	139,400

Share-based payments:
To board members		32,279		(11,298)		20,981
Executive officers		34,779		(12,173)		22,606
Manager and others		49,621		(16,508)		33,113

Total Share-based payments (see Note 32)	Ps.	116,679	Ps.	(39,979)	Ps.	76,700

	Year ended December 31, 2013
	Amount before taxes		Taxes		Net of taxes
Payments made to executive officers:
Other benefits	Ps.	139,308	Ps.	(48,758)	Ps.	90,550
Share-based payments		72,100		(25,235)		46,865
Executive management performance bonus		50,864		(17,802)		33,062

Total payments	Ps.	262,272	Ps.	(91,795)	Ps.	170,477

Share-based payments:
To board embers		—		—		—
Executive officers		72,100		(25,235)		46,865
Manager and others		120,076		(42,027)		78,049

Total Share-based payments (see Note 32)	Ps.	196,176	Ps.	(67,262)	Ps.	124,914

c.	Operations and transactions in foreign currency

Translation of financial statements of foreign subsidiaries

Upon consolidation, the assets and liabilities of operations in countries whose currency is other than the Mexican peso, are translated into Mexican pesos using the exchange rates prevailing at the end of each reporting period. Items of income and expenses are translated at average rates of exchange prevailing in each period, unless these fluctuate significantly during the period, in which case the exchange rates at the date the transactions are effected are used. The exchange rate differences arising, if applicable, are recognized in other comprehensive income and are accumulated in equity (attributed to non-controlling interests as appropriate).

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

On the disposal of a foreign operation, all of the accumulated exchange differences in respect of that operation attributable to the Entity are reclassified to profit or loss in the year of disposal or when control is lost.

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

Useful
lives (years)
Buildings	20 to 50
Machinery and operating equipment	4 to 10
Furniture, office equipment and vehicles	4 to 10
Machinery and equipment leasing	3 to 5

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

Machinery and equipment leasing

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

Assets held under finance leases are depreciated over their estimated useful lives on the same basis as owned assets; however, if there is no reasonable certaintly that the Entity will obtain title to the assets at the end of the lease term, the assets are depreciated over the shorter of the lease term or the useful life of the asset.

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

Upon the disposal of a subsidiary, the amount attributable to goodwill is included in determining the gain or loss on disposal.

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

When a group entity transacts with its associate or joint venture, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Entity’ consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Entity.

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

As of December 31, 2015, 2014 and 2013 the UDI value was Ps.5.3811, Ps.5.2704 and Ps.5.0587, respectively.

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

Restructurings

A restructuring provision is recognized when the Entity has developed a formal plan for the restructuring, and has created a valid expectation among those affected, that it will carry out the restructuring, either through commencement of the implementation of the plan or having announced its main features to those affected by the plan. The restructuring provision includes only the direct expenditures arising from it, which necessarily include amounts arising from the restructuring, and are not associated with the continuing operations of the Entity.

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

Leasing revenues

The Entity’s policy for recognition of revenue from operating leases is described in subparagraph (i) of this note (the Entity as lessor)

Revenue from services

Revenues from services are recognized when services are rendered.

Income from fair value

The fair value determined at initial recognition of assets acquired in a transfer, where the assets acquired will be utilized in the ordinary operations of the Entity, is recognized as income in the consolidated statement of results and other comprehensive income (loss).

dd.	(Basic and diluted (loss) earnings per share

Basic (loss) earnings per share is computed over three levels of income, dividing: a) (loss) income from continuing operations attributable to the controlling interest, b) (loss) income from discontinued operations attributable to the controlling interest and c) the net (loss) income of the controlling interest, over the weighted average number of common shares outstanding during the year. The dilutive effect of the Entity’s potential ordinary shares does not have a significant material effect on the Entity’s determination of earnings per share; thus diluted (loss) earnings per share approximates basic earnings per share during the years ended December 31, 2015, 2014 and 2013.

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

•	Assessing whether material uncertainties exists that would cause doubt as to whether the Entity could continue as going concern, Note 2.a.

•	Evaluation of the existence of control in subsidiaries, joint control or significant influence over investments in joint ventures and investments in associates (Notes 17, 18 and 19).

•	The assessment of the circumstances and requirements for assets held available for sale (Note 34).

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

•

The Entity’s defined benefit obligation is discounted at the rate set by reference to market yields at the end of the reporting period on government bonds. Significant judgment is required when setting the criteria for bonds to be included in the population from which the yield curve is derived (Note 39).

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

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

•

Estimates of total construction contract revenues, costs and profits, according to the accounting for percentage of completion; and the determination of the responsibilities of the Entity relating to certain contingencies, including the result of pending work to be executed or future litigation, arbitration or other dispute resolution procedures relating to claims on contracts (Note 4.cc and 29).

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

•

In order to estimate doubtful accounts receivable, among other elements, the Entity considers the credit risk derived from the customer’s financial position and any significant collection delays based on the terms agreed in construction service agreements (Note 7.d).

•	The realizability of real estate inventory (Notes 4.f and 10) and long-term accounts receivable (Note 7.c).

•	Fair value of assets acquired in business combinations (Note 3.g).

•

The management of the Entity assesses the recovery account long-term customers considering tolls, traffic, inflation, years of recovery, maintenance and an operation cost. The valuation of this account is based on the discount of future cash flows and is prepared annually (Note 7.c.).

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

•

Valuations for determining the recoverability of deferred tax assets and recoverable asset tax, using projections of future tax results, the primary estimate represented by the projection of revenues, costs and expenses for tax purposes (Note 28).

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

•

The Entity values and recognizes derivatives at fair value, regardless of the purpose for holding them. Its bases fair value on market prices for derivatives traded in recognized markets. If no active market exists, the derivative instrument is valued using the valuations of counterparties (valuation agents) verified by a price provider authorized by the National Registry of Securities (Registro Nacional de Valores). These valuations are based on methodologies recognized in the financial sector and are supported by sufficient and reliable information, and consider credit risk. Techniques and methods of valuation of derivative financial instruments are disclosed in Note 26.

Although these estimates were made based on the best information available at December 31, 2015, it is possible that events may take place in the future that will require their modification (increases or decreases) in subsequent years, which such modification would be made prospectively in the Entity’s consolidated financial statements.

6.	Cash, cash equivalents and restricted cash

a.	Cash and cash equivalents at each period end as shown in the statement of financial position are composed as follows:

	December 31,
	2015		2014		2013
Cash	Ps.	1,180,924	Ps.	1,586,319	Ps.	1,141,507
Cash equivalents:
Bank paper		2,497,033		2,073,851		1,270,604
Government securities		—		—		192,161
Commercial paper		349,297		734,118		492,084
Other		788,551		560,241		438,456

Total (1)	Ps.	4,815,805	Ps.	4,954,529	Ps.	3,534,812

b.	Restricted cash and cash equivalents are as follows:

	December 31,
	2015		2014		2013
Cash	Ps.	4,441,656	Ps.	3,458,011	Ps.	3,429,582
Bank paper		277		267		—
Government securities		—		—		4,146
Other		31,476		54,661		32,901

Total (1)		4,473,409		3,512,939		3,466,629
Long-term		(31,476)		(54,661)		(37,047)

Current	Ps.	4,441,933	Ps.	3,458,278	Ps.	3,429,582

(1)	As of December 31, 2015, 2014 and 2013, total cash, cash equivalents and restricted cash are Ps. 9,289 million, Ps.8,467 million and Ps.7,001 million, respectively.

Restricted cash represents cash and cash equivalents of the trusts created for concessions, and are affected by the collection of tolls, net of payments of operating expenses and maintenance of concession projects. Funds are assigned based on credit agreements and the trust agreement in effect. The use of these funds is restricted to the payment of the release of rights of way, construction, operation and maintenance of concessions and for payment and guarantees of debt. At December 31, 2015, 2014 and 2013, restricted cash includes a balance of Ps.2,120 million, Ps.1,501 million and Ps.1,343 million, respectively corresponding to concession projects of the Mayab, Túnel Acapulco, Rioverde y Libramiento La Piedad, see Note 13.

7.	Customers

a.	As of December 31, 2015, 2014 and 2013, the balance of short-term customers is as follows:

	Deccember 31,
	2015		2014		2013
Billings on contracts	Ps.	3,294,459	Ps.	4,454,318	Ps.	4,398,621
Retained billings on contracts		713,263		335,121		171,406
Guarantee deposits		7,944		131,207		160,015
Notes receivable (1)		1,251,470		1,107,555		741,193
Discounted notes		—		144,759		89,635

		5,267,136		6,172,960		5,560,870
Cost and estimated earnings in excess of billings on uncompleted contracts (2)		12,316,576		12,683,440		11,717,925
Allowance for doubtful accounts		(4,174,880)		(413,629)		(901,287)

Total customer receivables from sales and services	Ps.	13,408,832	Ps.	18,442,771	Ps.	16,377,508

(1)

As of December 31, 2015, includes accounts receivable by Ps.401 million pesos corresponding to the indemnity payment from the Directorate General of Civil Aviation, derived from the expropriation of land of Inmobiliaria Baja, S.A. de C.V. (“Inbaja”). Related income is presented in other income (expense) in consolidated statement of results and other comprehensive (loss) income, see Note 36.

(2)

Future cash flows of the Canal General, Tren Interurbano, Túnel Churubusco-Xochiaca and Boca del Río projects, which such projects had a balance of cost and estimated earnings in excess of billings on uncompleted contracts at December 31, 2015 of Ps.332,538, and had a balance of billings on contracts as of such date of Ps. 1,149 million, have been pledged as collateral for certain loans. On April 1, 2016, the related loan was repaid and pledge over the cash flows from these projects was cancelled, see Note 21.

Customer receivables are measured at amortized cost.

Management considers that the amounts recorded related to customer receivables reflects their fair value. No interest on current customer accounts receivable is charged. As of December 31, 2015, an increase in the allowance for doubtful accounts for current receivables was recognized for Ps.3,927 million, which corresponds mainly to the Barranca Larga, Terminal de Contenedores, and Corredor Norte projects, originated by the changes in circumstances during 2015 with regards to the previous year, which are described hereunder. Likewise, as is explained in paragraph (c) of this note, an increase in the allowance for doubtful accounts for long-term receivables was recognized for $1,454 million pesos (see Note 7.c), which corresponds to the projects of Río de los Remedios, Línea 12, and Distribuidor Vial Puebla. The total balance of allowance for doubtful accounts as of December 31, 2015, 2014, and 2013, amounted to Ps.6,672 million, Ps.1,457 million, and Ps.961 million, respectively, for both current and long-term receivables, determined based on the default experiences of the counterparty and an analysis of their current financial situation. During 2015, cancellation of costs and earnings in excess of estimated billings on uncompleted contracts was also recognized for Ps.420,211 (see Note 2.b). In addition to the customers mentioned in Note 41, no other customer represents more than 5% of the total balance of the accounts receivable of customers.

Barranca Larga

This project relates to a construction contract entered into by Ingenieros Civiles Asociados, S.A. de C.V. (“ICASA”) and Desarrolladora de Infraestructura de Puerto Escondido, S.A. de C.V., both subsidiaries of ICA, corresponding to the project granted under concession for the construction of the Oaxaca- Puerto Escondido highway, which is described in Note 13.h. The complex political, social, union, and communal situation in the State of Oaxaca has resulted in significantly lower construction progress than what was originally planned, which has resulted in cost overruns, which comprise a portion of the amount included in the balance of costs and estimated earnings in excess of billings on uncompleted contracts as of December 31, 2015. These aforementioned political, social, union and communal issues have modified the economic aspects of the project originally estimated in the concession agreement and have originated expenses that translate into cost overruns related to construction activities. Negotiations are currently being carried out with the Ministry of Communications and Transportation (SCT) for the authorization and / or acknowledgment of the cost overruns generated in the project.

Considering the circumstances and status as of December 31, 2015 of this project mentioned in Note 13.h, the Entity does not believe that it is probable that it will recover the balance of costs and estimated earnings in excess of billings, coupled with the fact that their recovery will depend on the results of the negotiations carried out jointly (for both the construction company and concessionaire) with the grantor of the concession. As a result of the uncertainties surrounding amounts that could potentially be recovered, the Entity recorded a provision to the allowance for doubtful accounts for Ps.1,731 million, which represents the total balance of costs and estimated earnings in excess of billings of the project as of December 31, 2015.

Terminal de Contenedores

In July 2012, APM Terminals Lazaro Cardenas, S.A. de C.V. (“APMT”) and ICASA entered into a contract for the construction of the Terminal Especializada de Contenedores II (“TEC II”) in the port of Lazaro Cárdenas, Michoacán. During the project execution, several modifications were made to the scope requested by APMT, which increased the project timing and cost. Although requested by APMT, these changes were not acknowledged through a written modification of the contract with the customer at that time, these impacts were not recognized by the customer through of an amendment agreement to contract.

After a series of negotiations, in August 2015, a Memorandum of Understanding was executed that established the new dates for project milestones, which were included in the first modifying agreement that was excuted on September 11, 2015. On November 12, 2015, APMT and ICASA began negotiations with respect to additional changes in scope related to phase one of the project, as well as the disincorporation of certain other changes that would be agreed to in a second modifying agreement. The second modifying agreement established, among other things, that APMT would pay to ICASA U.S.$48 million, equivalent to Ps.832,310, derived from the works outlined in such modification, as part of the acknowledgment of the changes to the contract scope that APMT authorized, and U.S.$2 million equivalent to additional Ps.34,680, as incentive for performance on the dates agreed. Finalization of this agreement took place in the first week of December 2015, and it was agreed with APMT that, through the delivery of the performance bonds by ICASA related to an advance payment initially made by APMT and through the compliance by ICASA of its performance, the second modifying agreement would be executed.

On December 16, 2015, when ICASA communicated to APMT that it would deliver the performance bonds to proceed with the execution of the second modifying agreement, APMT reported unilaterally to ICASA, the termination of the construction contract.

Based on the terms set forth in the construction contract, further negotiations must begin, with the assistance of an independent engineer, who will determine the value of the works executed through the termination date. As of the date of this report, this process had not commenced, nor has there been any indication of the commencement of the negotiations between the parties. However, the Entity considers that even during construction, when negotiations between the parties with respect to contract changes took place and an independent engineer was involved, the results generally tended to favor APMT.

There does not appear to be certainty regarding the final amounts that may result from the negotiations nor a definitive date at to when such negotiations will take place, resulting in what the Entity believes are unfavorable results for ICASA. ICASA is analyzing the possibility of an arbitration process to submit the claims for the changes that APMT requested from project origin and that ICASA believes are not being negotiated fairly.

As a result of the above uncertainties, the Entity recognized an allowance for bad debts of Ps.959 million, comprising the balance of costs and estimated earnings in excess of billings for this project as of December 31, 2015, and Ps.50 million comprising the amount of withheld certifications. Additionally, as of December 31, 2015, there are Ps.108 million of construction inventories of which, according to the contract terms, APMT would be entitled to take for the conclusion of the pending works should contract termination actually occur. Therefore, the Entity has also recorded a reserve for obsolete inventories, see Note 9. The application of the balance of the advance payment received by APMT for Ps.367 million will depend on the result of the negotiations, for which reason this amount continues to be maintained as a liability in the consolidated statement of financial position as of December 31, 2015.

Corredor Norte

This project related to the contract for the construction of the highway, Phase II of the Corredor Norte Segmento el Golf – Tocumen (Lajas stretch – December 24th) in Panama, entered into by Ingenieros Civiles Asociados Panamá, S.A. (“ICAPSA”) and Ena Este, S.A. (“ENA”). During the construction process, cost overruns were generated for additional works and other concepts. In May 2015, ICAPSA delivered to ENA an acknowledgment request of additional costs, financing costs, amount of additional works, adjustments to the contractual sum, fair profit, and extension of the term for the project execution. ENA replied on October 28, 2015, stating its disagreement to the ICAPSA request. However, it indicated its intention to commence a liquidation process for 60-day term beginning from the date of their reply.

In spite of the aforementioned, the Corredor Norte Phase II was opened and started operations on October 15, 2015. ENA has not executed any substantial termination certificate, nor has it set forth any valid or legal argument that justifies its aforementioned posture nor its failure to comply with the contract.

On February 24, 2016, ICAPSA met with ENA to propose a reduction in the cost overruns originally submitted for the amount of U.S.$57 million, equivalent to Ps.988,369, to an amount that would at least allow ICAPSA to pay its obligations to creditors, suppliers, subcontractors, banks, factoring, of U.S.$35 million, equivalent to Ps.606,893. ENA stated that it is only willing to pay US$7 million, equivalent to Ps.121,379, of which it has already paid U.S.$4.5 million, equivalent to Ps.78,029, for these concepts, thereby only owing U.S.$2.5 million, equivalent to Ps.43,350.

As a result of the different postures between the parties, ICAPSA is assessing the possibility of submitting an arbitration claim. Once it is presented, ICAPSA will determine if there is a possibility that ENA may negotiate from its original proposal, otherwise ICAPSA will continue with the arbitration process.

The recovery of the amounts owed to ICAPSA will depend initially on the negotiations carried out with ENA, when the arbitration claim is filed. Considering the uncertainty of the final sum to be negotiated, and taking into account the circumstances that surround the project, as of December 31, 2015, the Entity recognized an allowance for doubtful accounts of U.S.$20 million, equivalent to Ps.347 million, representing 40% of the account balance of this customer at the end of 2015.

ICA’s principal customers are concentrated in the construction segment and represent 63%, 67%, and 67% of total consolidated revenues for the years ended December 31 2015, 2014 and 2013, respectively, see Note 41.

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

b.	Accounts receivable to customers include amounts that are past due at the end of the reporting period (see analysis below for aging), but for which the Entity has not recognized any allowance for bad debts since there has been no significant change in credit quality and the amounts are still considered recoverable. The Entity does not maintain any collateral or other credit enhancement on those balances, nor does it have the legal right of offset against any amount owed by the Entity to the counterparty.

Accounts past due, but not impaired, which are not considered in the allowance for doubtful accounts, are as follows:

	December 31,
	2015		2014		2013
Aged between 180 and 359 days	Ps.	1,527,590	Ps.	259,421	Ps.	648,487
Aged 360 days and thereafter		171,993		297,253		590,310

Total	Ps.	1,699,583	Ps.	556,674	Ps.	1,238,797

In accordance with the nature of the Entity’s activities, the industry in which it operates and its average credit terms, the Entity has determined that accounts receivable aged greater than 180 are considered past due. The following table indicates billed accounts receivable past due but not impaired of main projects at December 31, 2015, 2014 and 2013:

	December 31, 2015				December 31, 2014				December 31, 2013
	More than 180 days		More than 360 days		More than 180 days		More than 360 days		More than 180 days		More than 360 days
Túnel Emisor Oriente	Ps.	—	Ps.	—	Ps.	—		Ps.2,386		Ps.94,000		Ps. 345,000
PAC 4		—		—		13,782		—		116,495		—
Arco Sur		—		—		100,303		11,600		—		11,790
Hospital General Gea González		—		—		—		26,027		26,027		—
Río de Los Remedios		270,576		—		—		—		—		—
DGAC (1)		401,282		—		—		—		—		—
Proyectos Facchina		426,146		—		—		—		—		—
Domingo Díaz		111,252		—		—		—		—		—
Centro Internacional de Convenciones BCS		—		—		—		858		91,025		—
Centro de Readaptación Nayarit		—		—		—		—		193,038		—
Acueducto Paralelo Chicbul		—		—		—		31,856		31,856		—
Distribuidor Vial Puebla		—		—		—		—		32,741		—
Centro Comercial Mayaland		—		—		—		20,509		—		20,509
Emergencia Acapulco		—		—		94,997		—		—		—
Ampliación Terminal Costa Rica		—		34,788		—		—		—		—
Homex CEFERESO Morelos		—		25,731		—		—		—		—
Autopista Nuevo Necaxa Tihuatlán		—		—		19,367		—		—		—
Gobierno Oaxaca Estadio		—		27,998		—		—		—		—
Hospital General La Paz		—		—		9,375		690		8,969		690
Querétaro Irapuato (2)		—		—		—		180,979		—		180,979
Others		318,334		71,876		21,597		22,347		54,336		31,342

	Ps.	1,527,590	Ps.	160,393	Ps.	259,421	Ps.	297,252	Ps.	648,487	Ps.	590,310

(1)	Corresponds to the account receivable of InBaja, see subsection (a) of this note.
(2)

The recovery of this balance was managed through a third party, Red de Carreteras del Occidente, S.A.B. de C.V.; during 2015, there were direct meetings with the SCT to negotiate the recovery of receivable and SCT informed the Entity that there is a low probability of collection, for which reason the Entity recorded an allowance for doubtful accounts for this balance.

c.	The balance of long-term customers is as follows:

	December 31,
	2015		2014		2013
Notes receivable	Ps.	133,777	Ps.	141,569	Ps.	616,602
Billings on contracts (1)		8,105,341		8,459,849		8,830,366
Guaranteed return (1) (2)		4,313,415		3,321,068		2,296,030
Accounts receivable from related party		123,781		14,907		—

		12,676,314		11,937,393		11,742,998

Cost and estimated earnings in excess of billings on uncompleted contracts(2)		5,151,474		5,540,996		1,561,133

Allowance for doubtful accounts		(2,497,184)		(1,043,422)		(59,319)

	Ps.	15,330,604	Ps.	16,434,967	Ps.	13,244,812

(1)

As of December 31, 2015, 2014, and 2013, the balance includes Ps.11,871 million Ps.11,739 million, and Ps.11,126 million, which corresponds to the services agreement related to the public works and financed public works of the Río de los Remedios-Ecatepec highway, which Autopista Naucalpan Ecatepec, S.A.P.I. de C.V. (“ANESA”), a subsidiary of ICA, has executed with the Sistema de Autopistas, Aeropuertos, Servicios Conexos y Auxiliares del Estado de Mexico, (“SAASCAEM”). Amounts owed, including a guaranteed return on investment, as well as the guarantee of total investment made and related financing, will be made based on the tolls charged by the trust established for this purpose. Amounts are required to be paid until the investment is recovered, plus the guaranteed internal return rate of 10%. In March 2013, the third stretch of the highway started operations, which includes from Av. Vallejo to the Mexico- Pachuca highway. From that date, the stretch in operation, together with the first stretch (Puente de Vigas - A. Vallejo), represents a total length of de 12.1 kilometers. As of December 31, 2015, the three stretches of the Río de los Remedios-Ecatepec Highway have been operating for three complete years, generating actual toll data as well as historical evidence of the application of the resources managed by the Trust. It has also provided actual information related to periodic rate increases. Using this information, a discounted cash flow analysis was prepared at the end of 2015. Additionally, the inputs to the discounted cash flow model were reviewed, taking into account the operating experience of the highway in the last three years, the inflation rate reduction observed during the year, as well as more realistic rate increases based on the actual data accumulated. Based on its analysis considering actual results over the past three years, management decided to define a maximum recovery term of 60 years, even though pursuant to the construction contract, there is no stated term for the recovery of the account receivable. As a result, a provision for doubtful accounts was recognized for Ps.1,012 million, presented in cost of concession s in the statement of results and other comprehensive (loss) income.

(2)

As of December 31, 2015 and 2014, amounts are mainly comprised of Ps.3,745 million and Ps.506 million, and Ps.3,745 million and Ps.699 million of project Line 12 (see Note 29.c) and Autopista Rio de los Remedios, respectively. At December 31, 2013, the balance includes mainly Ps.848 million and Ps.696 million of Centro de Readaptación Social Nayarit and Autopista Rio de los Remedios, respectively.

d.	The allowance for doubtful accounts, considering both current and long-term is comprised as follows:

	December 31,
	2015		2014		2013
Billings on contracts	Ps.	90,543	Ps.	203,110	Ps.	94,602
Cost and estimated earnings in excess of billings on uncompleted contracts		3,689,056		—		536,207
Trade receivable		395,281		210,519		270,478

Current		4,174,880		413,629		901,287

Billings on contracts		43,143		—		—
Cost and estimated earnings in excess of billings on uncompleted contracts		1,319,295		955,563		—
Guaranteed return		1,012,421		—		—
Notes receivable		122,325		87,859		59,319

Long-term		2,497,184		1,043,422		59,319

Total allowance for doubtful accounts (1)	Ps.	6,672,064	Ps.	1,457,051	Ps.	960,606

(1)

As of December 31, 2015, impaired accounts receivable represent customers with balances 360 days or more past due, that correspond mainly to the civil construction segment, as described in Note 7.a and 7.c; and at December 31, 2014 and 2013, correspond mainly to the construction and airports segments.

The changes in the allowance for doubtful accounts receivable is as follows:

	December 31,
	2015		2014		2013
Beginning balance	Ps.	1,457,051	Ps.	960,606	Ps.	1,401,269
Increases		5,412,900		732,571		163,737
Write-offs		(194,671)		(129,780)		(534,097)
Recoveries		(3,216)		(121,149)		(70,303)
Business combination		—		12,475		—
Effect of translation		—		2,328		—

Ending balance	Ps.	6,672,064	Ps.	1,457,051	Ps.	960,606

Considering the existing economic outlook for the Entity at the end of 2015, the Entity assessed the balances of costs and estimated earnings in excess of billings on uncompleted contracts as well as their adequate classification and valuation. This assessment considered the analysis of the circumstances of each construction project. As of December 31, 2015, the Entity recorded an increase in the allowance for doubtful accounts related to various completed projects and other projects in process, when the circumstances and events indicated a deterioration in recoverability such that a conclusion was reached that there was virtually no certainty of recovery. As a result of the above, an increase in the allowance for doubtful accounts was recognized for Ps.5,381 million which Ps.4,369 million is presented in the cost of construction and Ps.1,012 million in the consolidated statement of results and other comprehensive (loss) income. Of the increase, Ps.3,927 million correspond to current accounts receivable, principally with respect to the projects described in paragraph (a) of this note, and Ps.1,454 million correspond to long-term accounts receivable, Ps.1,012 million for Río de los Remedios, see paragraph (c) of this note, Ps.166 million for Líne 12, and Ps.241 million for Distribuidor Vial Puebla. These last two projects are in legal proceedings with respect to their recovery.

Líne 12

As is mentioned in Note 29, during 2015 the Entity filed a new claim, through which it is demanding from the Federal District Government the payment of various concepts that were not included in the expert opinion, such as: pending estimates, maintenance works, rehabilitation of the tracks of the stretch Atlalilco - San Andrés, among others. In the analysis of the amount claimed, Ps.166 million were excluded because it is considered that there is a low probability of their recovery. Therefore, a corresponding provision to the allowance for doubtful accounts was recongized.

Distribuidor Vial Puebla

Considering the status of the lawsuit for the recovery of the account receivable, as of December 31, 2015, which is described in Note 29, including (i) actions carried out by the Government of the State of Puebla, in which did not appear at three reconciliation hearings to which it was summoned; (ii) during the period provided to the Government to respond, the lawsuit paperwork file was lost; and (iii) court delays have occurred, without indication of replacement dates, management has determined that there is a low probability that it will recover all amounts owed under this project and has recognized an allowance for doubtful accounts for Ps.241 million, a portion of the amounts receivable.

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

The Entity believes that the amounts of cost and estimated earnings in excess of billings on uncompleted contracts are current according to the status of projects, the documentation that supports the work performed, the progress of negotiations with the customer to reconcile balances for works such as additional works and contract changes, and the characteristics of its operation. Although costs and earnings in excess of billings may be outstanding for more than 365 days, based on the characteristics of the operation, the Entity believes that it is able to collect within the normal course of its operations, given that most often, balances are greater than one year as a result of changes and modifications to the original contract, which are negotiated and approved by the customer. However, they usually have to go through various reconciliation and administrative processes which may take more time than originally estimated. The Entity believes that its classification as current is appropriate. The Entity classifies these receivables as long-term only when collection is contractually agreed to be long-term or when the amounts are in a legal recovery process. For example, during 2014, the Entity assessed the legal status of the accounts receivable related to the Line 12 and Distribuidor Vial Puebla projects, for Ps.3,745 million and Ps.519 million respectively (Note 29), concluding that the resolution of these claims is probable to occur over a period longer than 12 months, a situation that remained at the end of 2015. The above conclusion led to the reclassification of accounts receivable of these projects from current to long-term in 2014. Based on management estimates, the allowance for doubtful accounts of costs and estimated earnings in excess of billings on uncompleted contracts is sufficient.

At December 31, 2015, 2014 and 2013, the composition of the cost and estimated earnings in excess of billings on uncompleted contracts, according to the date it was recorded, is as follows:

	December 31,
	2015		2014		2013
0 to 90 days	Ps.	1,796,060	Ps.	4,523,189	Ps.	1,911,816
91 to 360 days		5,175,645		3,489,923		3,839,977
More than 360 days		5,344,871		4,670,328		5,966,132

		12,316,576		12,683,440		11,717,925

Plus:
Long-term		5,151,474		5,540,996		1,561,133

Total cost and estimated earnings in excess of billings on uncompleted contracts	Ps.	17,468,050	Ps.	18,224,436	Ps.	13,279,058

The cost and estimated earnings in excess of billings on uncompleted contracts includes revenue related to claims. For determining the probability of recovery, the Entity considers factors such as the evaluation of law, collections received to date and its experience with the related customer. The recovery of these items can take more than a year, depending on whether the matter can be resolved directly with the customer or litigation or arbitration is necessary. When new information becomes available that indicates a change in the recoverable amount, an adjustment is made to the allowance which is recognized in results in the period in which the change occurs.

In the long-term balance of cost and estimated earnings in excess of billings at December 31, 2015 and 2014, there are balances of approximately Ps. 4,410 million and Ps.4.264 million, respectively, subject to pending litigation or dispute resolution procedures, as described in Note 29. Balances therein reflect the best estimate of management regarding the probability of recovery of the amount of claims in dispute, considering such factors as the evaluation of law, collections through the reporting date and experience with the related customer.

f.	The average age of customers and the methodology of the calculation is shown below:

	December 31,
	2015		2014		2013
Total revenue excluding the Rio de los Remedios project and the fair value on initial recognition of real estate inventories, see Note 35	Ps.	32,325,250	Ps.	37,298,483	Ps.	31,382,662

Average accounts receivable, see table below		24,650,394		22,840,448		20,620,787
Accounts receivable turnover		1.31		1.63		1.52
Days of the year		360		360		360

Accounts receivable turnover		1.31		1.63		1.52
Average age (days)		275		221		237

The integration of revenue without considering of the Rio de los Remedios project and the fair value on initial recognition of real estate inventories is as follows:

	For the year ended December 31,
	2015		2014		2013
Total revenues	Ps.	33,124,082	Ps.	39,428,232	Ps.	32,357,566
Fair value at initial recognition of real estate inventories		—		(1,099,381)		—
Revenue - Rio de los Remedios		(798,832)		(1,030,368)		(974,904)

Total revenue excluding the Rio de los Remedios project and the fair value on initial recognition of real estate inventories	Ps.	32,325,250	Ps.	37,298,483	Ps.	31,382,662

Average receivables:

	December 31,
	2015		2014		2013
Current receivables	Ps.	17,583,712	Ps.	18,856,400	Ps.	17,278,795
Financial asset from concessions – current		1,663,236		1,670,813		1,502,557
Accounts receivable Rio de los Remedios		(270,576)		(186,645)		—

Current receivables		18,976,372		20,340,568		18,781,352

Long-term accounts receivable, before provision for doubtful accounts		17,827,788		17,478,389		13,304,131

Balance receivable long term Rio de los Remedios:
Billings on contracts		(8,064,236)		(8,418,744)		(8,792,345)

	December 31,
	2015		2014		2013
Guaranteed return		(4,313,415)		(3,321,068)		(2,296,030)
Cost and estimated earnings in excess of billings on uncompleted contracts		(505,664)		(699,202)		(696,155)

Total accounts receivable Rio de los Remedios		(12,883,315)		(12,439,014)		(11,784,530)

Accounts receivable long-term customers, excluding Rio de los Remedios		4,944,473		5,039,375		1,519,601

Total accounts receivable current and long-term		23,920,845		25,379,943		20,300,953

Average accounts receivable	Ps.	24,650,394	Ps.	22,840,448	Ps.	20,620,787

In the determination of the above calculation, the revenues and account receivable of the project Río de los Remedios are excluded, as is described in paragraph (c) above. This project corresponds to a service agreement related to the public works and financed public works of the Río de los Remedios-Ecatepec Highway. The collection of this account includes a guaranteed return on investment, as well as recovery of the investment made by the Entity and all the related financing. As the collection of this account is expected to be over the long-term and the revenues of this construction contract are recorded on an annual basis, it was concluded that if the effects of this construction contract were not excluded in the determination of the age of customers, the financial ratio would be distorted. Therefore, in the calculation of the financial ratio, the revenues recorded in the years that ended December 31, 2015, 2014, and 2013, as well as the balance of the account receivable at December 31, 2015, 2014, and 2013 of Río de los Remedios were excluded.

To determine the age of customers, the balance of costs and estimated earnings in excess of billings on uncompleted contracts is included, because the numerator of the financial ratio considers total revenues, which includes amounts related to this concept that form part of this balance.

Additionally, in the calculation of the age of customers, the balance of the current portion of the financial asset from concessions is also included, which is presented in other accounts receivable (see Note 11) of the Rioverde, Sarre, and Papagos projects (see Note 13), because the revenues generated are included in the total revenues considered in the financial ratio.

g.	At December 31, 2015, 2014 and 2013, the balance of cost and estimated earnings in excess of billings on uncompleted contracts is as follows:

	Projects
	CEFERESO Nayarit		Autopista Mitla		Linea 12		Túnel Emisor Oriente		Barranca Larga- Ventanilla		Río de los Remedios		Arco Sur		Lázaro Cárdenas		Corredor Norte		Avila Camacho		Other projects		December 31, 2015
Costs incurred on uncompleted contracts	Ps.	4,330,566	Ps.	5,500,888	Ps.	13,010,762	Ps.	6,257,612	Ps.	3,722,074	Ps.	8,158,098	Ps.	5,757,793	Ps.	3,084,815	Ps.	2,547,599	Ps.	4,331,418	Ps.	40,189,973	Ps.	96,891,598
Estimated earnings		1,294,989		1,207,139		—		871,463		717,219		—		366,290		—		73,867		—		3,519,651		8,050,618
Losses incurred		—		—		(4,112)		—		—		—		—		(264,534)		—		(1,309)		—		(269,955)

Recognized revenue		5,625,555		6,708,027		13,006,650		7,129,075		4,439,293		8,158,098		6,124,083		2,820,281		2,621,466		4,330,109		43,709,624		104,672,261
Less: billings to date		4,426,494		5,790,801		9,299,091		6,091,853		2,735,104		7,652,434		5,389,268		1,860,888		1,854,305		3,208,832		38,883,517		87,192,587

Total cost and estimated earnings in excess of billings on uncompleted contracts		1,199,061		917,226		3,707,559		1,037,222		1,704,189		505,664		734,815		959,393		767,161		1,121,277		4,826,107		17,479,674
Effect of translation		—		—		—		—		—		—		—		—		64,328		—		(75,952)		(11,624)
Less:
Non - current cost and estimated earnings in excess of billings on uncompleted contracts		456,502		—		3,707,559		—		—		505,664		—		—		—		—		481,749		5,151,474 (1)

Current cost and estimated earnings in excess of billings on uncompleted contracts	Ps.	742,559	Ps.	917,226	Ps.	—	Ps.	1,037,222	Ps.	1,704,189	Ps.	—	Ps.	734,815	Ps.	959,393	Ps.	831,489	Ps.	1,121,277	Ps.	4,268,406	Ps.	12,316,576

	CEFERESO Nayarit		Autopista Mitla		Linea 12		Túnel Emisor Oriente		Barranca Larga- Ventanilla		Río de los Remedios		Arco Sur		Lázaro Cárdenas		Corredor Norte		Avila Camacho		Other projects		December 31, 2014
Costs incurred on uncompleted contracts	Ps.	4,179,179	Ps.	3,403,199	Ps.	13,010,762	Ps.	5,562,268	Ps.	2,485,430	Ps.	8,351,636	Ps.	5,528,342	Ps.	1,183,050	Ps.	1,082,047	Ps.	4,241,124	Ps.	50,134,576	Ps.	99,161,613
Estimated earnings		1,268,307		807,564		—		981,487		702,899		—		352,652		149,055		23,340		321,636		5,871,556		10,478,496
Losses incurred		—		—		(4,050)		—		—		—		—		—		—		—		—		(4,050)

Recognized revenue		5,447,486		4,210,763		13,006,712		6,543,755		3,188,329		8,351,636		5,880,994		1,332,105		1,105,387		4,562,760		56,006,132		109,636,059
Less: billings to date		3,889,502		3,536,087		9,261,318		5,349,557		1,819,631		7,652,434		5,268,224		689,544		362,827		3,084,513		50,588,977		91,502,614

Total cost and estimated earnings in excess of billings on uncompleted contracts		1,557,984		674,676		3,745,394		1,194,198		1,368,698		699,202		612,770		642,561		742,560		1,478,247		5,417,155		18,133,445
Effect of translation		—		—		—		—		—		—		—		—		76,872		—		14,119		90,991
Less:
Non - current cost and estimated earnings in excess of billings on uncompleted contracts		577,437		—		3,745,394		—		—		699,202		—		—		—		—		518,963		5,540,996

Current cost and estimated earnings in excess of billings on uncompleted contracts	Ps.	980,547	Ps.	674,676	Ps.	—	Ps.	1,194,198	Ps.	1,368,698	Ps.	—	Ps.	612,770	Ps.	642,561	Ps.	819,432	Ps.	1,478,247	Ps.	4,912,311	Ps.	12,683,440

	CEFERESO Nayarit		Autopista Mitla		Linea 12		Túnel Emisor Oriente		Túnel Río Medellín (2)		Río de los Remedios		Arco Sur (2)		Lázaro Cárdenas		Corredor Norte		Avila Camacho		Other projects		December 31, 2013
Costs incurred on uncompleted contracts	Ps.	4,019,009	Ps.	1,341,968	Ps.	13,007,078	Ps.	4,811,848	Ps.	600,085	Ps.	8,272,297	Ps.	5,353,454	Ps.	244,503	Ps.	676,869	Ps.	3,596,891	Ps.	35,256,117	Ps.	77,180,119
Estimated earnings		1,187,630		341,226		—		887,653		56,369		1,216,203		348,651		41,954		76,523		314,011		2,875,839		7,346,059
Losses incurred		—		—		(4,006)		—		—		—		—		—		—		—		—		(4,006)

Recognized revenue		5,206,639		1,683,194		13,003,072		5,699,501		656,454		9,488,500		5,702,105		286,457		753,392		3,910,901		38,131,957		84,522,172
Less: billings to date		3,419,938		1,547,553		9,205,430		4,471,645		408,656		8,792,345		5,096,542		127,166		341,773		2,761,301		35,070,765		71,243,114

Total cost and estimated earnings in excess of billings on uncompleted contracts		1,786,701		135,641		3,797,642		1,227,856		247,798		696,155		605,563		159,291		411,619		1,149,601		3,061,191		13,279,058
Less:
Non - current cost and estimated earnings in excess of billings on uncompleted contracts		847,772		—		—		—		—		696,155		—		—		—		—		17,206		1,561,133

Current cost and estimated earnings in excess of billings on uncompleted contracts	Ps.	938,929	Ps.	135,641	Ps.	3,797,642	Ps.	1,227,856	Ps.	247,798	Ps.	—	Ps.	605,563	Ps.	159,291	Ps.	411,619	Ps.	1,149,601	Ps.	3,043,985	Ps.	11,717,925

(1)	As of December 31, 2015 and 2014, includes discount to present value.
(2)	At December 31, 2014, these projects have a balance of Ps.292 million and Ps.613 million, respectively.

8.	Construction backlog

a.	Backlog includes the entire contract amount only for contracts in which ICA has control over the project. ICA considers that it controls a project when it has a controlling interest and it is the project leader. When control is shared, the amount included in backlog represents ICA’s equity participation in the backlog of the association. A reconciliation of backlog representing executed construction contracts at December 31, 2015, 2014 and 2013 is as follows:

	Civil Construction			Mining Services		Other Services		Total
Balance at January 1, 2013		Ps.27,187,146			Ps.7,035,411		Ps.1,130,256		Ps.35,352,813
New contracts in 2013		18,417,525			105,287		—		18,522,812
Changes orders and adjustments in 2013		3,677,747			548,285		387		4,226,419
Less: construction revenue earned 2013		18,624,241			2,740,393		379,665		21,744,299

Balance at December 31, 2013		30,658,177			4,948,590		750,978		36,357,745
New contracts in 2014 (1) (3)		22,436,524			2,885,621		—		25,322,145
Changes orders and adjustments in 2014		6,449,173			(228,148)		30,956		6,251,981
Less: construction revenue earned 2014		22,586,992			2,835,793		444,469		25,867,254

Balance at December 31, 2014		36,956,882			4,770,270		337,465		42,064,617
New contracts in 2015		5,594,964			2,170,492		—		7,765,456
Changes orders and adjustments in 2015 (2)		8,028,908			(4,936,863)		228,094		3,320,139
Less: construction revenue earned 2015		18,200,686			2,003,899		474,113		20,678,698

Balance at December 31, 2015	Ps.	32,380,068	(3)	Ps.	—	Ps.	91,446	Ps.	32,471,514

(1)	Ps.5,986 million corresponds to the incorporation of Facchina, see Note 3.g, and Ps.853 millions to the Barranca Larga project.
(2)	Corresponds to the deconsolidation of San Martin, see Note 2.c.
(3)	Includes the Monterrey VI Aqueduct project for Ps.4.688 millon, which as of the date of this report, has not initiated operations (see Note 18).

b.	When the control is shared, backlog incorporates the portion of the contract belonging to ICA based on its rights to the assets and obligations for the liabilities, as defined by IFRS 11. The principal activity of the Entity is focused on the construction segment. Backlog, in millions of pesos, in which ICA participates through its joint ventures (see Note 19) is as follows:

	Total associates and joint ventures
	(Million pesos)
Proportion of ownership held by ICA at December 31, 2013	Ps.	10,864

Balance at September 30, 2014 (1)	Ps.	25,216
New contracts and updates in 2014		26,849
Exchange rate adjustment		426
Construction revenue earned 2014		(8,570)

Balance at December 31, 2014		43,921

	Total associates and joint ventures
	(Million pesos)
Proportion of ownership held by ICA		Ps.21,230

New contracts and updates in 2015		45,921
Exchange rate adjustment		3,505
Construction revenue earned 2015		(27,981)

Balance at December 31, 2015		65,366

Proportion of ownership held by ICA	Ps.	32,163

(1)	Starting in the fourth quarter of 2014, the segment information delivered to the Executive Committee of ICA includes the financial and operating performance information of the ICA Fluor joint venture (Note 19). This change occurred in ICA’s internal reporting because of the importance of industrial construction business for the Entity, the relocation of ICA Fluor’s shares to ICA Civil Construction, and because it is part of the strategic development goals of ICA. Therefore, the Administration of the Entity considers ICA Fluor as a reportable segment and has separately presented the information of ICA Fluor in its segment information. Because of this, the disclosure of backlog from associates and joint ventures is included from that date, see Note 41.

9.	Construction materials inventories

Construction materials inventories are as follows:

	December 31,
	2015		2014		2013
Raw materials and other materials	Ps.	660,096	Ps.	592,706	Ps.	655,291
Parts, accessories and other		78,994		360,228		282,336

		739,090		952,934		937,627
Recognized impairment		(195,469)		—		—

	Ps.	543,621	Ps.	952,934	Ps.	937,627

Based on the economic outlook of the Entity at the end of 2015, management of the Entity analyzed the balances of construction material inventories for their adequate valuation. As discussed in Note 7, Ps.108 million were impaired because of the status of the Terminal de Contenedores project. Additionally, for balances aged greater than 120 days, the Entity estimated an impairment of Ps.87 million. These impairments are presented in costs of construccion n the statement of results and other comprehensive (loss) income.

10.	Real estate inventories

a.	Short-term real estate inventories consist of the following:

	December 31,
	2015		2014		2013
Land under development	Ps.	411,421	Ps.	612,172	Ps.	319,907
Construction in-progress		2,802,875		2,982,558		3,194,056
Tourism and real estate projects		1,142,177		1,145,034		1,109,802
Vertical projects		1,135,090		3,125,545		1,654,175

		5,491,563		7,865,309		6,277,940
Less:
Long-term real estate inventories		4,656,392		6,398,272		4,202,358

Short-term real estate inventories	Ps.	835,171	Ps.	1,467,037	Ps.	2,075,582

b.	Capitalized financing costs are Ps. 621 million, Ps.551 million and Ps.457 million, as of December 31, 2015, 2014 and 2013, respectively.

c.	During 2015, the Entity recorded an adjustment to decrease the inventory to its net realizable value of Ps.1,040 million, presented in cost of goods sold in the statement of results and other comprehensive (loss) income, for which the inventory is ultimately valued at Ps.1,123 million. The balance at December 31, 2014, was Ps.1,838 million. This real estate inventory guarantees one of the Entity’s bank loans of U.S.$40 million with a fixed interest rate of 7.5% and maturing in July 2016 (see Note 21).

At December 31, 2014, the balances of vertical projects include the following: The Entity acquired through an auction, a property in foreclosure, at a price of U.S.$49 million dollars, which includes land and buildings (foundations for the construction of three towers in Panama). Management of the Entity considered this investment as part of its long-term real estate inventory, as based on the conditions of its location; the Entity considered that it would be able to develop the property in the future, in the normal course of its operations. The Entity considered that the price paid at the public auction was not representative of the fair value of the property, considering principal markets, defined by IFRS. Consequently the purchase price of the property acquired was adjusted to fair value on initial recognition, which was determined according to an appraisal; the characteristics and location of the property were considered. The adjustment was for Ps.1,099 million, and were presented in fair value on initial recognition of real estate inventory in the consolidated financial statement of results and other comprehensive (loss) income in 2014.

The fair value in 2014, was determined based on the market comparable that reflects recent transaction prices for similar properties, adjusted for specific characteristics related to the Entity’s property, obtained through market research by different media, direct visits to comparable properties and mass-media.

The fair value in 2014 was classified in Level 2 within the fair value hierarchy.

d.	The movement of the period in the statements of financial position at December 31, 2015, 2014 and 2013, is as follows:

Concept	Horizontal		Vertical		Total
Balance at January 1, 2013	Ps.	3,558,536	Ps.	2,758,174	Ps.	6,316,710
Additions		726,740		246,897		973,637
Application to cost		(780,818)		(171,189)		(952,007)
Transferred		—		(48,869)		(48,869)
Others		(13,684)		2,153		(11,531)

Balance at December 31, 2013		3,490,774		2,787,166		6,277,940
Additions		625,542		1,113,561		1,739,103
Application to cost		(603,697)		(533,164)		(1,136,861)
Impairment (2)		(26,486)		(87,250)		(113,736)
Others		—		(493)		(493)
Fair value		—		1,099,356		1,099,356

Balance at December 31, 2014		3,486,133		4,379,176		7,865,309
Additions		524,321		131,318		655,639
Application to cost		(208,526)		(328,654)		(537,180)
Deconsolidation of subsidairy		—		(522,848)		(522,848)
Impairment (1)		(510,631)		(1,049,462)		(1,560,093)
Transfer to assets classified as held for sale (See note 34)		—		(734,275)		(734,275)
Effect of translation		—		325,012		325,012

Balance at December 31, 2015	Ps.	3,291,297	Ps.	2,200,267	Ps.	5,491,564

(1)

During 2015, the Entity reviewed the real estate inventories and their adequate valuation. This assessment considered commercial demand, density increase aspects, current and projected prices, available financing, and other variables and circumstances that may imply changes in the future business model currently followed by the Entity. As of December 31, 2015, the Entity recorded an impairment to the net realizable value of real estate inventories, associated with development projects, when the circumstances and events indicated a potential impairment and the net proceeds from any expected sales were s lower than the carrying value of such projects. These estimates are derived from the sales forecasts, the current economic outlook, the current business plan, and the ongoing restructuring plan. The impairment amounted to Ps.1,560 million pesos, which is presented within cost of goods sold in the statement of results and other comprehensive (loss) income.

(2)

During the last quarter of 2014, the Entity initiated certain activities to sell their real estate inventories to the Entity’s suppliers, specifically one of its vertical housing projects; this resulted in an adjustment to the carrying value of the inventory. At December 31, 2014, its carrying value is Ps.265 million pesos.

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

The right of horizontal property includes a percentage of ownership in the common elements of all apartment owners in the condominium.

f.	At December 31,2015, 2014 and 2013, certain real estate inventory valued at Ps.1,360 million, Ps.985 million and Ps.1,448 million, respectively, are pledged as collateral for loans outstanding totaling Ps.872 million, Ps.1,015 million and Ps.898 million, respectively (see Note 27).

g.	Tourism and real estate projects of Ps. 1,142 million, Ps.1,145 million and Ps.1,110 million as of December 31, 2015, 2014 and 2013, respectively, corresponds to development Aak-Bal. In November 2014, it began operating the first phase of this resort.

11.	Other receivables

Other accounts receivable are as follows:

	December 31,
	2015		2014		2013
Sundry debtors	Ps.	711,858	Ps.	1,073,329	Ps.	698,261
Notes receivable		313,849		100,337		51,585
Guarantee deposits		309,667		202,316		271,237
Financial assets from concessions (Note 13)		1,663,236		1,670,813		1,502,557
Derivative financial instruments (Note 26)		—		151,225		296,746
Officers and employees		74,654		114,753		60,627
Other permanent investments		3,663		3,663		3,663
Dividend receivables		31,910		25,392		21,528
Recoverable taxes (1)		1,010,603		1,608,665		1,373,930
Amounts receivable from related parties (Note 38)		2,494,601		1,898,665		849,834
Allowance for doubtful accounts		(48,905)		(32,679)		(27,103)

	Ps.	6,565,136	Ps.	6,816,479	Ps.	5,102,865

(1)

At December 31, 2015, includes Ps.642 million and Ps.319 million value added tax (“VAT”) and ISR, respectively. At December 31, 2014, includes Ps.916 million and Ps.596 million value added tax (“VAT”) and ISR, respectively. At December 31, 2013, includes Ps.850 million and Ps.375 million of VAT and ISR, respectively.

12.	Advances to subcontractors and other

At December 31, 2015, 2014 and 2013, this item includes the following:

	December 31,
	2015		2014		2013
Prepaid expenses	Ps.	242,323	Ps.	353,052	Ps.	320,743
Advances to suppliers and subcontractors		1,159,617		1,496,735		1,176,789
Premiums paid for insurance and bonds		57,382		116,236		113,638

	Ps.	1,459,322	Ps.	1,966,023	Ps.	1,611,170

13.	Investment in concessions

a.	The classification and integration of investment in concessions is as follows:

Description of Project	Date of	Direct and indirect ownership percentage
	Concession Agreement	December 31			Balance as of December 31,
		2015	2014	2013	2015		2014		2013
Financial asset:
Social infrastructure Sarre	December 2010	100%	100%	100%	Ps.	4,936,805	Ps.	4,743,222	Ps.	4,594,452
Social infrastructure Papagos	December 2010	100%	100%	100%		5,186,890		4,957,300		4,791,922
Rioverde - Cd. Valles Highway (1) (3)	July 2007	51%	100%	100%		3,571,316		3,527,346		3,332,185

						13,695,011		13,227,868		12,718,559
Total current financial assets (Note 11)						1,663,236		1,670,813		1,502,557

Total long-term financial assets					Ps.	12,031,775	Ps.	11,557,055	Ps.	11,216,002

Intangible asset:
Kantunil - Cancun Highway (3)	October 1990	51%	100%	100%	Ps.	4,146,223	Ps.	4,043,653	Ps.	3,385,812
Acapulco Tunnel (3)	May 1994	51%	100%	100%		742,053		771,009		798,669
Central North Airport Group	November 1998	33.22%	36.24%	37.12%		7,449,377		7,323,879		7,299,035
Rioverde - Cd. Valles Highway (1) (3)	July 2007	51%	100%	100%		1,731,214		1,773,445		1,713,161
Libramiento La Piedad, Highway (3)	January 2009	51%	100%	100%		2,367,847		2,409,035		2,529,588
Barranca Larga- Ventanilla, Oaxaca Highway (2)	April 2012	100%	100%	100%		1,547,235		2,670,527		1,944,587
Autovia Queretaro, Palmillas-Apaseo el Grande	February 2013	100%	100%	100%		5,824,141		4,128,356		3,058,132
Diamond Tunnel	May 2013	100%	100%	100%		861,112		493,398		221,189

Total intangible assets					Ps.	24,669,202	Ps.	23,613,302	Ps.	20,950,173

(1)	Combination of both financial and intangible assets.
(2)	During 2015, the Entity recorded impairment to this concession, see paragraph (h).
(3)	During 2015, the Entity sold 49% of the shareholding of Concessions MAYAB, TUCA, ICASAN and LIPSA (see Note 17).

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

b.	For the years ended December 31, 2015, 2014 and 2014, the Entity recognized construction costs and related revenues in exchange for a financial asset, an intangible asset or a combination of both, in relation to construction on its concessions for Ps.3,849 million, Ps.3,180 million and Ps.3,776 million, respectively, presented in the consolidated statements of results and other comprehensive (loss) income.

c.	The changes in investment in concessions classified as intangible assets in the consolidated statement of financial position at December 31, 2015, 2014 and 2013 were as follows:

	Cost		Amortization		Net
Balance at January 1, 2013	Ps.	19,263,039	Ps.	(4,115,864)	Ps.	15,147,175
Acquisition or additions		6,436,984		—		6,436,984
Sales or disposals		(76,876)		—		(76,876)
Amortization		—		(410,251)		(410,251)
Transfers and grants		(133,866)		—		(133,866)
Others		(12,993)		—		(12,993)

Balance at December 31, 2013		25,476,288		(4,526,115)		20,950,173
Acquisition or additions		3,701,306		—		3,701,306
Sales or disposals		(95,255)		—		(95,255)
Amortization		—		(426,607)		(426,607)
Transfers and grants		(516,315)		—		(516,315)

Balance at December 31, 2014		28,566,024		(4,952,722)		23,613,302
Acquisition or additions		4,177,452		—		4,177,452
Impairment (1)		(2,208,910)		—		(2,208,910)
Sales or disposals		(33,016)		—		(33,016)
Amortization		—		(471,362)		(471,362)
Transfers and grants		(408,264)		—		(408,264)

Balance at December 31, 2015	Ps.	30,093,286	Ps.	(5,424,084)	Ps.	24,669,202

(1)

As a result of the status of the project as detailed in paragraph (h), during December 2015, the Entity recognized an impairment in its investment in the Barranca Larga project, presented within cost of concessions in the consolidated statements of results and other comprehensive (loss) income.

d.	The integration of concessions classified as intangible assets is as follows:

	December 31,
	2015		2014		2013
Projects completed and in operation:
Construction cost and acquisition	Ps.	9,936,595	Ps.	9,658,948	Ps.	8,982,384
Rights to use airport facilities		5,227,513		5,228,404		5,228,404
Improvements in concessioned assets		5,868,534		5,525,220		5,289,829
Financing costs capitalized		828,158		861,175		751,766
Accumulated amortization		(5,424,084)		(4,952,722)		(4,526,115)

		16,436,716		16,321,025		15,726,268
Construction in-progress:
Construction cost		7,281,396		6,445,025		4,867,450
Financing costs capitalized		951,090		847,252		356,455

	Ps.	24,669,202	Ps.	23,613,302	Ps.	20,950,173

e.	Capital grants received by government agencies, to finance concessions, are as follows:

		December 31,
	Date received	2015		2014		2013
Grants assets:
Kantunil- Cancun Highway	December, 1990 October, 1994		Ps.932,057	Ps.	932,057	Ps.	932,057
Autopista Barranca Larga – Ventanilla - Highway	December, 2012		1,229,509		1,212,850		1,212,850
Diamond Tunnel	September, 2013		1,214,065		1,199,790		1,174,554

			3,375,631		3,344,697		3,319,461
Grants receivable			1,059,250		1,435,688		1,933,313

Grants collected and applied in concession investment		Ps.	2,316,381	Ps.	1,909,009	Ps.	1,386,148

f.	For the years ended December 31, 2015, 2014 and 2013, interest income earned on the financial concession asset was Ps.1,846 million, Ps.2,609 million and Ps.2,323 million, respectively, which is presented within concession revenues in the consolidated statement of results and other comprehensive (loss) income.

g.	The concessionaires are required to maintain the infrastructure concession at an optimal level of service, ensuring a minimum score established by the grantor. At the end of the concession period, the assets assigned to it and the operating rights will revert to the grantor, in good condition, free of charge and free of any liens. The following describes the basic terms and conditions of the concessions:

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

All terms and conditions have been fulfilled during the years ended December 31, 2015, 2014 and 2013.

h.	Below is a description of the primary concessions held by the subsidiaries of the Entity:

Grupo Aeroportuario Centro Norte (“GACN”)

The concessions granted by the SCT have a term of 50 years from November 1, 1998, concession agreements to manage operate and where appropriate, build and maintain the following international airports: Acapulco, Ciudad Juarez, Culiacan, Chihuahua, Durango, Mazatlan, Monterrey, Reynosa, San Luis Potosi, Tampico, Torreon, Zacatecas and Zihuatanejo. As these airports are state-owned, after the termination of the concession period, any improvements and additional installations permanently attached to the concessioned assets and created during the concession period will revert to the state.

The Entity is obligated to carry out maintenance, improvements to concessioned assets and acquire fixed assets according to the master development program. The master development program for 2016-2020 is Ps. 4,446 million based on December 31, 2014 values and Ps.4,640 million based on December 31, 2015 values, updated using the National Producer Price Index (NPPI) excluding oil, according with the concession contract, which is anticipated to be as follows:

Year	Amount
2016	Ps.	1,352,412
2017		1,297,204
2018		986,513
2019		606,428
2020		397,605

	Ps.	4,640,162

From the 2011-2015 master development program with an amount of Ps. 3,418 million updated to December 31, 2015, the remaining amount is Ps. 20,612 thousan; corresponding to construction at the Acapulco and San Luis Potosí airports for Ps.11,943 thousan and Ps.8,669 thousan, respectively. These amounts are a product of savings made from the investments in such airports. The proposal made by the Entity to use such savings in other investments was, as of December 31, 2015, in the process of authorization by the Mexican Bureau of Civil Aviation. The cost of airport improvements recognized by the Mexican Bureau of Civil Aviation that form part of the Entity’s investment in the concession are “recovered” by the Entityin the form of adjustments to the maximum rates that the Entitymay charge for aeronautical services, which are regulated by the Mexican Bureau of Civil Aviation.

In 2009, the Entity paid Ps.1,160 million to acquire land strategically located adjacent to the Monterrey airport to allow for the airport’s future growth, including the construction of a second runway, which the Entity intends to complete in the future. The acquired land is classified in the Entity’s financial statements for the year ended December 31, 2015, 2014 and 2013 as land owned by the Entity at its acquisition value, presented as a fixed asset. The Entity is negotiating the ability to recognize the cost of the investment made on this land as part of its future investment in the Monterrey airport concession included in the airport’s required master development program investments, rather than as a fixed asset owned by the Entity.

The DGAC approved the recognition of Ps.386,538, value date of December 31, 2009, Ps.461,159 to restated value at December 31, 2015 with the INPP according to the concession contract, the land acquired as part of the Entity’s investment in concession included in the MDP at the Monterrey airport for the period from 2013 to 2015.

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

The previous owners of DIPESA did not obtain the necessary financing for the construction of the highway. Therefore, on March 23, 2012, the first amendment to the concession was executed, whereby the date of completion of construction was changed to 24 months after the date of the start of construction (May 31, 2012). Accordingly, construction was expected to conclude on May 2015.

At December 31, 2015, 2014 and 2013, accumulated financing cost amounted to Ps.555 million Ps.328 million and Ps.139 million, respectively. The annual average capitalization rate was 12.55%, 13.19% and 12.69%.

Project status

During 2014, the Entity’s was able to contribute capital to the project in a timely and adequeate maner. However, during the second and third quarters of 2015, the Entity’s capital contributions to the project were affected by its lack of liquidity, which worsened in the fourth quarter of 2015.

Additionally, from the beginning of the project, the Entity experienced problems related to the rights of way with the surrounding communities. Although a resolution was expected during 2015, the issue was not resolved and the entire central zone of the highway (San Francisco) was blocked, preventing access to any works, nor was it possible to cross via the rights of way. The situation worsened and in the last 2 years, there were 62 events documented before the SCT (of a total of 96 events of different types and dimensions of blockage by the surrounding communities). These events directly affected the construction development, generating cost overruns.

Additionally, as a result of ICA’s liquidity problems during 2015, mainly in the third quarter of the same year, the Entity was unable to make sufficient capital contributions to the project. Likewise, credit lines the Entity was negotiating in order to try to raise financing for the project were ultimately not approved. The events, coupled with the aforemention social problems which were not imputable to the Entity, resulted in ICA requesting a third modification to the project schedule, requesting to extend the construction period until October 2016. As of the issue date of these financial statements, a response to this request has not been given.

According to the second modification, the project’s construction phase should have been completed in December 2015. Due to the aforementioned factors, management assessed the uncertainty in the recovery of the total investment included in the concession intangible, and determined an impairment existed of Ps.2,209 million, resulting in a net investment remaining of Ps.1,547 million, representing the value of capital contributed, as well as financing resources invested in the project.

As of the date of issue of these fiancnail statements, the project is operating at a minimal level, and ICA is engaged in negotiations with FONADIN to analyze the options for a financial restructuring of the project and obtain the necessary resources for its completion.

Palmillas - Apaseo El Grande

In February 2013, the SCT granted a concession to build, operate, conserve and maintain the Palmillas —   Apaseo El Grande highway. The cost of construction is approximately Ps.5,366 million. The 4-lane, 68-kilometer, high specification highway, located between the states of Queretaro and Guanajuato, creates a new connection between the metropolitan area of Mexico City, the Bajio region and the North. The highway will provide greater flow of traffic around the city of Queretaro that will reduce traffic, will improve environmental conditions and road safety. The total investment will be approximately Ps.9,550 million. The plan is to complete the construction of the highway at the second quarter of 2015. The concession term is for 30 years.

At December 31, 2015, 2014 and 2013, accumulated financing cost amounted to Ps.818 million, Ps.448 million and Ps.194 million, respectively. The annual average capitalization rate was 12.56% and 11.31%, respectively.

Diamond Tunnel

In May 2013, the SCT granted the concession for 30 years to construct, operate and maintain the tunnel intersection Brisamar to the connection with Cayaco Puerto Marques of 3.3. km., one road of 4.7 km that connects the portal of Tunnel with the Diamante area in the state of Guerrero. The recovery of the investment will be through the collection of tolls directly from users.

At December 31, 2015 and 2014, accumulated financing cost amounted to Ps.133 million and Ps.71 million. The annual average capitalization rate was 7.58% and 9.44%.

SARRE and Papagos - Social infrastructure

In December 2010, the Ministry of Public Security (“Secretary”) of the Federal Government of United Mexican States (“Federal Government”) granted to Sarre and Pápagos, a CPS service agreement (“CPS”); the purpose of CPS is to construct and operate social infrastructure and provide to the Federal Government the services associated with infrastructure, under the understanding that at no time the Entity will be responsible for those functions and the related public services are the sole responsibility of the Federal Government. In accordance with the CPS, the services to be provided by the Entity only consist of the construction and maintenance of the infrastructure, and ongoing services related to cleaning, pest control, landscaping, stores, food, laundry and laboratory services. Construction services performed with respect to the social infrastructure as set forth in the contract, was amounted to Ps.21,095 million and Ps.21,285, million for Sarre and Pápagos, respectively.

The construction of social infrastructure was completed in October and November, 2012 respectively, upon which customer acceptance was received and the process for collection under of the CPS began. The maximum period of the CPS is for 20 years from the beginning of operation of the infrastructure.

Colombia concessions

In September 2015, CONOISA incorporated ICA Concesiones de Colombia, S.A.S., with the corporate purpose of participating in domestic and international contests and bids for the contracting and execution of public and private works for the construction, expansion, exploitation, maintenance, and preservation of all types of goods and infrastructure facilities, and to enter into and execute engineering, procurement, construction, concession, audit, consultancy, and service provision contracts or in the execution of operation, maintenance and preservation works.

14.	Property, machinery and equipment

Property, machinery and equipment consist of the following:

	December 31,
	2015		2014		2013
Carrying amount:
Land	Ps.	2,941,947	Ps.	2,999,202	Ps.	2,999,280
Buildings		747,684		608,233		619,041
Machinery and operating equipment		2,119,208		1,404,441		886,253
Furniture, office equipment and vehicles		269,555		291,929		289,091
Machinery and equipment under lease		935,900		436,328		336,055
Machinery and equipment in-transit		20,935		21,159		21,205
Construction in-process		541,563		561,047		204,701

	Ps.	7,576,792	Ps.	6,322,339	Ps.	5,355,626

At December 31, 2015, 2014 and 2013, properties of Ps.742 million, Ps.768 million and Ps.400 million, respectively, guarantee bank loans of Ps.1,616 million, Ps.1,499 million and Ps.214 million, respectively.

At December 31, 2014 and 2013, the Entity has machinery and other equipment fully depreciated with a carrying value of Ps.56,177 and Ps.94,440, respectively, which are still being used. These assets correspond to San Martin, see Note 2.c.

Carrying amount	Land		Buildings		Machinery and operating equipment		Furniture, office equipment and vehicles		Machinery and equipment under finance lease		Machinery and equipment in-transit		Construction in-process		Total
Balances at January 1, 2013	Ps.	3,015,101	Ps.	858,555	Ps.	1,546,074	Ps.	610,165	Ps.	404,331	Ps.	78,473	Ps.	91,100	Ps.	6,603,799
Additions		2,059		15,000		247,081		55,420		119,430		—		61,562		500,552
Sales		(42,571)		(11,223)		(44,569)		(28,709)		(59,562)		—		—		(186,634)
Transfers		24,691		862		—		—		9,798		—		52,134		87,485
Others		—		40,120		(62,797)		20,234		2,982		(57,268)		(95)		(56,824)

Balance at December 31, 2013		2,999,280		903,314		1,685,789		657,110		476,979		21,205		204,701		6,948,378
Additions		—		7,941		341,120		44,765		192,820		—		424,096		1,010,742
Sales		—		(7,475)		(118,413)		(130,341)		(26,434)		—		(486)		(283,149)
Business combination		—		5,371		277,270		5,331		—		—		—		287,972
Transfers		(78)		(4,780)		12,095		84,546		13,160		(1)		(71,417)		33,525
Others		—		—		—		—		—		(45)		—		(45)
Effect of translation		—		4,695		147,872		27,428		12,178		—		4,153		196,326

Balance at December 31, 2014		2,999,202		909,066		2,345,733		688,839		668,703		21,159		561,047		8,193,749
Additions		—		112,818		2,303,249		274,515		34,277		—		228,495		2,953,354
Sales		(57,255)		(30,013)		(96,950)		(45,625)		(115,471)		—		—		(345,314)
Deconsolidation of subsidiary		—		(26,555)		(610,144)		(338,214)		(179,259)		—		(41,365)		(1,195,537)
Transfers		—		78,671		(664,953)		121,949		669,916		—		(205,583)		—
Others		—		31,204		(132,836)		—		(2,651)		(224)		(4,021)		(108,528)
Effect of translation		—		4,799		239,991		37,175		(608)		—		2,990		284,347

Balance at December 31, 2015	Ps.	2,941,947	Ps.	1,079,990	Ps.	3,384,090	Ps.	738,639	Ps.	1,074,907	Ps.	20,935	Ps.	541,563	Ps.	9,782,071

Accumulated depreciation	Land		Buildings		Machinery and operating equipment		Furniture, office equipment and vehicles		Machinery and equipment under finance lease		Machinery and equipment in-transit		Construction in-process		Total
Balances at January 1, 2013	Ps.	—	Ps.	246,537	Ps.	690,041	Ps.	306,790	Ps.	54,469	Ps.	—	Ps.	—	Ps.	1,297,837
Elimination on sale of assets		—		(2,118)		(32,804)		(19,758)		(45,902)		—		—		(100,582)
Depreciation expense		—		30,424		126,307		66,989		120,728		—		—		344,448
Others		—		9,430		15,992		13,998		11,629		—		—		51,049

Balance at December 31, 2013		—		284,273		799,536		368,019		140,924		—		—		1,592,752
Elimination on sale of assets		—		(2,387)		(106,663)		(111,973)		(22,907)		—		—		(243,930)
Depreciation expense		—		31,328		153,983		82,777		114,359		—		—		382,447
Others		—		(13,433)		(41,116)		34,448		(4,456)		—		—		(24,557)
Effect of translation		—		1,052		135,552		23,639		4,455		—		—		164,698

Balance at December 31, 2014		—		300,833		941,292		396,910		232,375		—		—		1,871,410
Elimination on sale of assets		—		(22,765)		(14,581)		(31,420)		(124,214)		—		—		(192,980)
Depreciation expense		—		38,373		343,442		101,057		57,208		—		—		540,080
Transfers		—		—		(67,590)		(97,880)		—		—		—		(165,470)
Others		—		13,241		(68,812)		78,223		(25,848)		—		—		(3,196)
Effect of translation		—		2,624		131,131		22,194		(514)		—		—		155,435

Accumulated depreciation at December 31, 2015	Ps.	—	Ps.	332,306	Ps.	1,264,882	Ps.	469,084	Ps.	139,007	Ps.	—	Ps.	—	Ps.	2,205,279

Net balance at December 31, 2015	Ps.	2,941,947	Ps.	747,684	Ps.	2,119,208	Ps.	269,555	Ps.	935,900	Ps.	20,935	Ps.	541,563	Ps.	7,576,792

15.	Investment properties

In August 2015, the Entity signed a contribution of land agreement for the Entity’s investment property described below to a management trust. A value of the contribution of land was defined, that originated an adjustment of Ps.194 million reducing the fair value of the investment property, presented in cost of sales of consolidated statements of results and other comprehensive (loss) income. As of 31 December 2015, this asset is presented as an asset available for sale in the consolidated statement of financial position, see Note 34.

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

There has been no change to the valuation technique during those years.

Valuation at fair value qualifies in Level 2 within the fair value hierarchy.

During 2014 and 2013, there were no transfers between Levels 1 and 2 during the year.

As of December 31, 2014, the Entity had not yet built any infrastructure on the land and did not yet have a specific intended future use for such land. Accordingly, the Entity classified the land as investment properties.

16.	Other assets

Other assets are comprised of the following:

	December 31,
	2015		2014		2013
Goodwill (1)	Ps.	585,981	Ps.	1,038,878	Ps.	723,785
Applications of IT		759,536		585,705		308,931
Guarantee deposits		13,459		14,624		13,123
Intangible asset (Net of Ps.77 million, Ps.232 million and Ps.112 of amortization at December 31, 2015, 2014 and 2013, respectively) (2)		747		259,308		297,709

Total	Ps.	1,359,723	Ps.	1,898,515	Ps.	1,343,548

(1)	As of December 31, 2015, includes of goodwill of Ps. 452 million, generated in the acquisition of Facchina. As a result of the operation described in Note 2, in October 2015, the Entity derecognized goodwill arising from the acquisition of San Martin. At December 31, 2014, includes Ps.341,810 and Ps.562,792 of goodwill of Facchina and San Martin, respectively. At December 31, 2013, includes goodwill from the acquisition of San Martin of Ps. 481,150.
(2)	As of December 31, 2015, corresponded to the allocation of intangible assets identified in backlog at the date of acquisition of Facchina. As a result of the operation described in Note 2, in October 2015, the Entity derecognized the intangible asset of San Martin. At December 31, 2014, Ps.23,082 and Ps.236,226, corresponds to the allocation of intangible assets acquired in the acquisitions of Facchina and San Martin, respectively. In December 2013, the balance corresponds solely to San Martin.

The changes of other assets are as follows:

Carrying amount	Goodwill		Applications of IT		Guarantee deposits		Intangible asset		Total
Balances at January 1, 2013	Ps.	787,339	Ps.	57,659	Ps.	5,333	Ps.	409,286	Ps.	1,259,617
Additions		—		322,301		7,790		—		330,091
Effect of translation		(63,554)		—		—		—		(63,554)

Balance at December 31, 2013		723,785		379,960		13,123		409,286		1,526,154
Additions		341,810		322,691		1,501		34,705		700,707
Transfer to investment in concession		(49,090)		468		—		—		(48,622)
Effect of translation		22,373		661		—		46,877		69,911

Balance at December 31, 2014		1,038,878		703,780		14,624		490,868		2,248,150
Additions		—		223,567		1,284		—		224,851
Others		—		—		(3,381)		8,973		5,592
Deconsolidation of subsidiary		(555,908)		—		—		(455,824)		(1,011,732)
Effect of translation		103,011		(12)		932		32,959		136,890

Balance at December 31, 2015	Ps.	585,981	Ps.	927,335	Ps.	13,459	Ps.	76,976	Ps.	1,603,751

Accumulated amortization	Goodwill		Applications of IT		Guarantee deposits		Intangible asset		Total
Balances at January 1, 2013	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Amortization expense		—		71,029		—		111,577		182,606

Balance at December 31, 2013		—		71,029		—		111,577		182,606
Amortization expense		—		36,616		—		85,278		121,894
Transfers		—		10,058		—		—		10,058
Effect of translation		—		372		—		34,705		35,077

Balance at December 31, 2014		—		118,075		—		231,560		349,635
Amortization expense		—		72,667		—		76,086		148,753
Deconsolidation of subsidiary		—		—		—		(269,351)		(269,351)
Transfers		—		(22,938)		—		—		(22,938)
Effects of translation		—		(5)		—		37,933		37,928

Accumulated amortization at December 31, 2015	Ps.	—	Ps.	167,799	Ps.	—	Ps.	76,229	Ps.	244,028

Balance at December 31, 2015	Ps.	585,981	Ps.	759,536	Ps.	13,459	Ps.	747	Ps.	1,359,723

17.	Composition of ICA

a.	Information about the composition of ICA at the end of the reporting period is as follows:

Principal activity	Place of incorporation and operation	Number of wholly-owned subsidiaries
		December 31,
		2015	2014	2013
Sub-holding	Mexico	4	4	4
Sub-holding abroad	Foreign	1	1	1
Construction	Mexico	14	14	12
Construction abroad	Foreign	20	20	11
Infrastructure	Mexico	20	20	19
Infrastructure abroad	Foreign	1	1	1
Airports	Mexico	—	—	—
Housing development	Mexico	7	9	9
Corporate and others	Mexico	8	8	8
Corporate and others abroad	Foreign	7	7	7

		82	84	72

Principal activity	Place of incorporation and operation	Number of wholly-owned subsidiaries
		December 31,
		2015	2014	2013
Sub-holding	Mexico	1	—	—
Construction	Mexico	3	5	6
Construction abroad	Foreign	4	7	6
Infrastructure	Mexico	7	2	2
Airports	Mexico	26	25	25
Vivienda e inmobiliarias	Mexico	3	2	3
Corporate and others	Mexico	1	1	1
Corporate and others abroad	Foreign	1	1	1

		46	43	44

The Entity has the power to vote at meetings of shareholders of subsidiaries and has control based on its contractual right to appoint the board of directors of each subsidiary.

Some of the subsidiary entities have entered into credit contracts and other debt, which contain restrictive covenants which limits the possibility to pay dividends to the Entity and / or reimbursement of common stock. The retained earnings restricted at December 31, 2015, 2014 and 2013 are as follows:

	December 31,
	2015		2014		2013
Restricted retained earnings of subsidiary entities (1)	Ps.	6,675,107	Ps.	6,365,722	Ps.	2,876,113

(1)	These amounts do not consider eliminations between related parties.

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

b.	Details of non-wholly owned subsidiaries that have material non-controlling interests in ICA are disclosed below:

Name of subsidiary	Place of incorporation and principal place of business	Proportion of ownership interests and voting rights held by non-controlling interests			Profit allocated to non-controlling interests						Accumulated non-controlling interests
		December 31,			Year ended December						December 31,
		2015	2014	2013	2015		2014		2013		2015		2014		2013
San Martín Contratistas Generales, S.A. (“San Martín”) (2)	Peru	—	49.00%	49.00%	Ps.	20,428	Ps.	78,208	Ps.	230,944	Ps.	—	Ps.	375,038	Ps.	397,498
Grupo Aeroportuario del Centro Norte and Subsidiaries (“GACN”) (1)	Mexico	66.78%	63.76%	62.88%		750,962		657,877		620,890		4,202,536		4,051,151		4,050,763
ICA OVT and Subsidiaries (3)	Mexico	49.00%	—	—		(45,445)		—		—		2,195,287		—		—
Non-wholly owned subsidiaries that are not individually material	Mexico	Various	Various	Various		(67,107)		201,564		146,965		1,157,500		1,224,961		1,107,101

					Ps.	658,838	Ps.	937,649	Ps.	998,799	Ps.	7,555,323	Ps.	5,651,150	Ps.	5,555,362

(1)	As of December 31, 2015, the Entity has granted 68,679,398 shares of GACN as collateral for debt (see Notes 27 and 42).
(2)	As a result of the operation described in Note 2, as of October 2015, the financial statements of San Martín were no longer consolidated in those of the financial statements of ICA.
(3)	Entity incorporated in March 2015, which subsequently sold 49% its ownership interest in ICA to CDPQ, see Note 2.

At December 31, 2015, 2014 and 2013, the Entity has no investment in shares of structured entities or investment entities.

c.	Summarized financial information in respect of each of ICA’s subsidiaries that has material non-controlling interests is set out below. The summarized financial information below represents amounts before intragroup eliminations:

	September 30,	December 31,
San Martin	2015	2014	2013
Current assets	Ps. 1,964,543	Ps. 1,626,487	Ps. 1,480,144
Non-current assets	1,994,017	866,986	601,227
Current liabilities	1,935,938	1,444,589	1,093,306
Non-current liabilities	432,505	283,502	176,846
Equity attributable to owners of the Entity	810,960	390,344	413,721
Non-controlling interests	779,157	375,038	397,498

	Nine-month period ended September 30,		Year ended December 31,
San Martin	2015		2014		2013
Revenue	Ps.	3,122,111	Ps.	3,876,609	Ps.	4,296,758
Costs and expenses		3,065,966		3,540,901		3,552,547
Profit for the year		41,690		159,608		471,315
Profit attributable to owners of the Entity	Ps.	21,262	Ps.	81,400	Ps.	240,371
Profit attributable to the non-controlling interests		20,428		78,208		230,944

Profit for the period and year	Ps.	41,690	Ps.	159,608	Ps.	471,315

Total comprehensive income attributable to owners of the Entity	Ps.	(26,813)	Ps.	101,134	Ps.	219,511
Total comprehensive income attributable to the non-controlling interests		(25,761)		178,568		210,902

Total comprehensive income for the year	Ps.	(52,574)	Ps.	279,702	Ps.	430,413

Net cash inflow from operating activities	Ps.	377,802	Ps.	26,941	Ps.	462,734

Net cash outflow from investing activities	Ps.	(313,886)	Ps.	(151,731)	Ps.	(124,782)

Net cash inflow (outflow) from financing activities	Ps.	155,317	Ps.	66,117	Ps.	(202,353)

Net cash inflow	Ps.	165,857	Ps.	198,585	Ps.	257,258

	December 31,
GACN	2015		2014		2013
Current assets	Ps.	3,216,774	Ps.	3,404,343	Ps.	2,276,938
Non-current assets		9,293,562		9,013,537		8,734,515
Current liabilities		968,782		830,680		956,989
Non-current liabilities		5,591,027		5,470,597		3,657,070
Equity attributable to owners of the Entity		1,666,622		2,065,452		2,346,631
Non-controlling interests		4,202,536		4,051,151		4,050,763

	Year ended December 31,
GACN	2015		2014		2013
Revenue	Ps.	4,492,659	Ps.	3,729,687	Ps.	3,418,058
Costs and expenses		3,256,022		2,702,727		2,216,694
Profit for the year		1,236,637		1,026,960		1,201,364
Profit attributable to owners of the Entity	Ps.	485,675	Ps.	369,083	Ps.	580,474
Profit attributable to the non-controlling interests		750,962		657,877		620,890

Profit for the year	Ps.	1,236,637	Ps.	1,026,960	Ps.	1,201,364

	Year ended December 31,
GACN	2015		2014		2013
Total comprehensive income attributable to owners of the Entity	Ps.	410,512	Ps.	372,281	Ps.	445,201
Total comprehensive income attributable to the non-controlling interests		825,225		654,985		754,155

Total comprehensive income for the year	Ps.	1,235,737	Ps.	1,027,266	Ps.	1,199,356

Net cash inflow from operating activities	Ps.	2,069,331	Ps.	1,610,772	Ps.	1,005,246

Net cash outflow from investing activities	Ps.	(493,235)	Ps.	(371,844)	Ps.	(270,880)

Net cash (outflow) inflow from financing activities	Ps.	(1,779,049)	Ps.	35,215	Ps.	(352,793)

Net cash inflow	Ps.	2,605,196	Ps.	2,808,149	Ps.	1,534,006

	December 31,
OVT	2015
Current assets	Ps.	2,880,470
Non-current assets		12,827,637
Current liabilities		421,847
Non-current liabilities		10,806,083
Equity attributable to owners of the Entity		2,284,890
Non-controlling interests		2,195,287

	For the period from March 19, 2015 to December 31
OVT	2015
Revenue	Ps.	1,561,310
Costs and expenses		1,654,076

Profit for the year		(92,766)
Profit attributable to owners of the Entity	Ps.	(47,311)
Profit attributable to the non-controlling interests		(45,455)

Profit for the period	Ps.	(92,766)

Net cash inflow from operating activities	Ps.	596,991

Net cash inflow from investing activities	Ps.	3,870,832

Net cash outflow from financing activities	Ps.	(2,293,888)

Net cash inflow	Ps.	2,173,935

d.	Description of effective control in San Martin

Since October 1, 2015, the financial statements of San Martin were no longer consolidated in financial statements of ICA, see Note 2. As of that date San Martin became an investment in associate and is accounted using the equity method.

Through September 30, 2015, management assessed whether ICA had control over San Martin based on its ability to make unilateral decisions regarding the relevant activities of San Martin. As part of its judgment, management considered the rights of non-controlling interest holders, as well as its own potential voting rights with respect to call options that are included in the shareholders’ agreement. After such analysis, management concluded that ICA had the ability to direct the relevant activities of San Martin and therefore has control. Potential voting rights are considered substantive because they can be exercised at the time that there is a potential disagreement regarding a decision related to the relevant activities of the Entity and their exercise price would be at fair value.

e.	Changes in ICA’s ownership interests in GACN

As of December 31, 2015, 2014 and 2013, Aeroinvest holds directly 20.78%, 23.80% and 24.68%, respectively, of the capital GACN, which is listed on the stock exchange in Mexico and New York. Aeroinvest also directly owns 74.5% of the share capital of the entity Servicios de Tecnología Aeroportuaria, SA de CV (“SETA”) which in turn owns 16.70% of the capital stock of GACN. The control group of ICA, being the major shareholder of the Entity and related party thereof, also directly owns 6.07% of capital stock of GACN.

As mentioned in Note 2, in August 2015, Aeroinvest sold 12,081,300 shares of GACN, which is equivalent to 3.02% of its investment in GACN. The sale resulted in a gain, net of taxes, of Ps.545 million. In December 2014, Aeroinvest sold 3.5 million shares of GACN, which equivalent to ..87% of its investment. Additionally, in July 2013, Aeroinvest sold certain of its shares of GACN in a secondary public offering (the “Offering”). As a result of the Offering, the shareholding of the Entity in GACN decreased from 54.37% to 37.12%. The sale resulted in a gain of Ps.1,015 million. The gains generated on disposal of shares described above, are reported in consolidated statements of changes in stockholders’ equity because ICA retains control of the subsidiary, for which reason such sales are considered a transaction between shareholders.

The capital structure the principal shareholders of GACN, as of December 31, 2015 is as follows:

	Number of Shares			Percentage of Issued and Outstanding Capital
	B Shares	BB Shares	Total shares	B Shares	BB Shares	Total shares
Aeroinvest (1)	83,121,400		83,121,400	20.78%	—	20.78%
SETA	17,034,000	49,766,000	66,800,000	4.26%	12.44%	16.70%
Control group	23,618,410		23,618,410	5.90%	—	5.90%
Public	226,460,190		226,460,190	56.62%		56.62%

			400,000,000			100.00%

(1)

In the first quarter of 2016, Aeroinvest merged with CONOISA, prevailing CONOISA in its capacity as surviving entity; therefore, it assumes the rights and obligations of the merged entity. The merger shall take legal effect in June 2016.

During 2015, 9,034,000 Series BB shares were converted to Series B shares.

At December 31, 2015, 68,679,398 shares of GACN owned by ICA guarantee various bank loans as described in Note 27. On December 29, 2015, the Entity entered into default on interest payments on one of its loans, for which reason the related bank exercised its guarantee over the shares of GACN held by ICA, see Note 42. Additionally, 7,287,068 shares of GACN are pledged as a guarantee (without transmission of possession) for certain letters of credit for the Acapulco Diamond Tunnel (Note 13.h) and Mitla Tehuantepec (Note 19.b) projects.

After the execution of the aforementioned guarantees, Aeroinvest’s participation in GACN is 14.32%, considering the indirect participation of SETA. As of the date of these financial statements, the Entity continues to maintain control over the GACN and continues to consolidate its results and operations.

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

GACN’s Board of Directors is comprised of a minimum of 11 members, considering that a minimum of 25% of members must be independent. In accordance with Mexican securities law, each shareholder with 10% equity has the right to nominate a director. The Series BB shareholders (SETA) are entitled to nominate three directors, of which two are appointed by Aeroinvest. Aeroinvest as the holder of a direct 20.78% of the shares of GACN can appoint two directors, and an additional director together with the control group of ICA. The remaining five members are appointed by majority vote at the general meeting of shareholders of GACN. At December 31, 2015, there is only one shareholder participation of 6%, the rest is dispersed, for which reason it is unlikely agreement among them would be reached with respect the election of members of the Board.

At December 31, 2015, the majority of directors were, designated by the Entity at the shareholders meeting held on April 2015, either directly or through its affiliates, as a result of shareholdings prior mentioned. Pursuant to the current bylaws of GACN in existence as of such date, once the Board members are elected, they remain on the Board for one year unless removed due to death or incapacitation, resignation, applicable law or termination by 51% (excluding the three SETA-appointed directors) of voting shares pursuant to Article 15 thereof. Because under Article 25 of the GACN bylaws, none of the other current shareholders had the right to call a meeting for a period of one year, such that Aeroinvest by having appointed a majority of the Board, effectively controlled the Board and major Board decisions as of December 31, 2015.

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

Exposure to variable returns - With regard to variable returns of GACN, Aeroinvest has exposure through (i) its 20.78% equity investment in GACN, (ii) its ability to declare GACN dividends, which may be issued by favorable vote of a simple majority of the series BB shares (of which Aeroinvest owns 74.5%), and (iii) the remuneration that SETA receives for services provided to GACN under a technical assistance and technology transfer contract, under which Aeroinvest, through SETA, is paid fees that vary based on GACN’s annual operating profit.

Considering the analysis and elements described above, management has concluded that ICA possesses the power to direct the relevant activities of GACN and subsidiaries, at December 31, 2015. Accordingly, ICA continues to consolidate GACN in its consolidated financial statements, under IFRS 10. However, it will continue to evaluate its ability to consolidate under argument of facto control in the consolidated financial statements of 2016.

Nevertheless, the decrease in the percentage of participation of ICA in GACN resulted in the deconsolidation of GACN by ICA for tax purposes during 2013, as required by Mexican Income Tax Law, see Note 28.

During 2015, 2014 and 2013, GACN made capital repayments and dividends to non-controlling interest for Ps.749,952, Ps.703,560 and Ps.496,492, respectively.

18.	Investments in associates

a.	Details of material associates:

Investment in concessionaires associated companies	Principal activity	Date of concession agreement	Proportion of ownership interest and voting power held by ICA			Balance of the investment
			December 31,			December 31,
			2015	2014	2013	2015		2014		2013
San Martin Contratistas Generales, S.A. (1)	Mining and construction services	2015	31.20%	—	—	Ps.	630,212	Ps.	—	Ps.	—
Trust rights (3)	Housing development	Various 2010	30.00%	30.00%	30.00%		283,660		412,655		417,695
Prefabricados y transportes Pret, S.A. de C.V.	Construction	2015	49.99%	—	—		96,826		—		—
Proactiva Medio Ambiente Mexico, S.A. de C.V. (2)	Infrastructure	Various	—	49.00%	49.00%		—		604,495		627,422
Terminal de Contenedores TEC II, Lazaro Cardenas, S.A. de C.V. (4)	Infrastructure	August 2012	—	5.00%	5.00%		—		198,382		97,621
Acatunel, S. A. de C. V.	Construction	May 2013	50.00%	50.00%	50.00%		24,087		31,427		1,635
Logística Portuaria Tuxpan, S.A. de C.V.	Infrastructure	September 2010	25.00%	25.00%	25.00%		16,553		16,574		16,568
Tratadora de Aguas de Zapopan, S. A. de C.V.	Infrastructure	August 2013	49.00%	49.00%	49.00%		16,687		10,805		—
Acueducto Monterrey VI	Infrastructure	September 2014	37.75%	37.75%	—		7,550		7,550		—
Autopistas Concesionadas del Altiplano, S.A. de C.V.	Infrastructure	Various	49.00%	49.00%	49.00%		6,973		6,973		6,973
Parque Eolico Reynosa I, S.A. de C.V.	Infrastructure	December 2014	20.00%	20.00%	—		6,399		6,368		—
Others		Various	—	—	—		(34,196)		3,486		—

Total investment in associates						Ps.	1,054,751	Ps.	1,298,715	Ps.	1,167,914

(1)	In October 2015, the Entity lost control and ceased to consolidate this entity, but accounts for its investment as an investment in associate (see Note 2.c).
(2)

In December 2015, the Entity sold all shares of PMA. Until December 31, 2014, according to the shareholders agreement, the Entity is entitled to cast 49% of the votes at the shareholders’ meeting of Proactiva.

(3)	Corresponds to real estate developments. In September 2015, the Entity signed a contract to transfer trustee’s rights arising from the Business Trust Reserva Escondida.
(4)	Sold in 2015.

Investments in associates are valued using the equity method.

b.	Description of main associated companies:

San Martín Contratistas Generales, S.A. (“San Martin”)

As mentioned in Note 2.c, as of October 2015, the Entity lost control of shares of capital and operations of San Martin, therefore the financial statements of San Martín were no longer consolidated in those of the ICA, and the remaining investment is considered an investment in associate.

San Martin is a Peruvian entity, whose principal activity is the provision of all types of mining services, such as labor to exploration and exploitation of deposits, transportation and others related mining and construction activity.

The ownership interest of ICA has been pledged as collateral of debt, as mentioned in Note 27.

Prefabricados y transportes Pret (“PRETSA”)

This associated entity was incorporated in September 2015, as a result of the split of Prefabricados y Transportes, S. A. de C. V., a subsidiary of the Entity; the ownership interest of ICA is 49.99%.

PRETSA’s main activity is the marketing and manufacture of precast concrete products for any type of projects.

Proactiva Medio Ambiente Mexico (“PMA”)

In December 2015, the Entity sold shares of PMA, generating a gain of Ps.134 million, before taxes and net of the provision of the contingent asset; it is presented under other (income) expenses in the consolidated statement of results and other comprehensive (loss) income.

Proactiva Medio Ambiente Mexico is a consortium comprised of CONOISA and Proactiva Medio Ambiente, S. A. de C.V. whose principal activities are the operation of water supply distribution, treatment and management systems, as well as the disposal of solid waste to landfill sites, through concessions granted by governmental organizations.

Trust rights

i.	In June 2010, Viveica, S.A. de C.V. (“Viveica”), a subsidiary of the Entity, signed a trust agreement with Prudential Trust Company denominated “Viveica Development Plan Trust F / 249068 (PVDT F / 249068)”, in which HSBC Mexico, S.A., Multiple Banking Institution, Grupo Financiero HSBC, is the Trustee and Prudential Trust Company and Viveica are Trustors. The purpose of the Trust is to acquire, invest, manage, and improve or develop projects, having the power to dispose of them in accordance with the terms of the Trust for the benefit of the trustors.

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

The rights of beneficiaries and trustees in the MMTA contract are defined by the amount of their contributions. At December 31, 2015, 70% equity corresponds to Prudential Trust Company and 30% to Viveica. Based on these contributions, distributions of profits are those corresponding to the amount of their investment plus a 16% internal rate of return (“IRR”), although such percentage is not necessarily guaranteed. The rights to the profits from sales are initially distributed to Prudential Trust Company and subsequently to Viveica, based on the same percentage.

Prudential Trust Company and Viveica made contributions to the trust during 2015, 2014 and 2013 of Ps.8,077 million, Ps.8,874 million and Ps.36,450, respectively.

ii.	In 2013, Arrendadora de Vivienda, S.A. de C.V. (“Arrendadora”), a subsidiary of the Entity, incorporated the Escondida Reserve Corporate Trust in which Arrendadora is trustor and beneficiary in the first instance and Banorte is trustor and beneficiary in the second instance, and the trustee is The Bank of New York Mellon. In turn, Trust F/ 742036, was incorporated in May 2011 being Centro Corporativo Esmeralda, S.A. de C.V. as trustor and Banco Mercantil del Norte (“Banorte”) as trustee, and contributed the land to the Escondida Reserve Corporate Trust on which the Escondida Reserve housing development was built.

At December 31, 2014 and 2013, Arrendadora has made contributions to the assets of the Trust of U.S$10 million equivalent to Ps.147,348 and Ps.130,652, respectively. The participation of the Entity in equity is 24.90% as of December 31, 2014 and 2013.

In September 2015, the Entity signed agreement for transfer of rights in which cedes all rights, title, and obligations regarding the trustee rights derived from the Escondida Reserve Corporate Trust, Trust F/742036, in its capacity as assignee. The amount of the transaction was Ps.100 million, and the carrying amount of the trust rights amounted to Ps.130 million.

Monterrey VI Aqueduct

Because of the change of the Monterrey State government, the contract executed with Water Services and Drainage of Monterrey (“SADM”), the operator of water and sanitation services in the state of Nuevo Leon State which are described in the following paragraph, the project has not yet begun construction activities.

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

c.	The summarized financial information below represents amounts shown in the associate’s financial statements prepared in accordance with IFRS.

	December 31,
	2015						2014
	San Martin		Pretsa		Trust rights		Proactiva		Trust rights
					Fid INVEX				Fid INVEX		Fid Reserva
Current assets	Ps.	1,982,735	Ps.	42	Ps.	605	Ps.	1,060,358	Ps.	21	Ps.	94,256
Non-current assets		1,282,892		141,044		944,997		1,596,499		1,028,567		587,793
Current liabilities		1,909,252		—		68		714,413		350		159,115
Non-current liabilities		491,939		—		—		570,938		—		104,910
Equity attributable to owners of the Entity		269,704		70,493		283,660		699,468		308,471		104,088
Non-controlling interests		594,732		70,593		661,874		672,038		719,767		313,936

	December 31, 2013
	Proactiva		Trust rights
			Fid INVEX		Fid Reserva
Current assets	Ps.	1,021,676	Ps.	18	Ps.	74,908
Non-current assets		1,522,861		865,589		462,849
Current liabilities		660,018		108		81,054
Non-current liabilities		537,121		—		—
Equity attributable to owners of the Entity		687,173		259,650		113,719
Non-controlling interests		660,225		605,849		342,984

	Year ended December 31, 2015
	San Martin		Pretsa		Proactiva		Trust rights
							Fid INVEX		Fid Reserva
Revenue	Ps.	1,431,435	Ps.	—	Ps.	1,887,941	Ps.	—	Ps.	62
Costs and expenses		1,257,630		6,067		1,612,548		103,718		28,516
Profit (loss) for the year		54,458		88,436		182,439		(103,718)		(28,447)
Other comprehensive (loss) income		(94,264)		—		—		—		—
Total comprehensive (loss) income for the year		(39,806)		88,436		182,439		(103,718)		(28,447)
Dividends received from the associate during the year		—		—		—		—		—

	Year ended December 31,
	2014						2013
	Proactiva		Trust rights				Proactiva		Trust rights				RCO (1)
			Fid INVEX		Fid Reserva				Fid INVEX		Fid Reserva
Revenue	Ps.	1,371,634	Ps.	141,429	Ps.	—	Ps.	1,834,387	Ps.	41,244	Ps.	—	Ps.	2,222,199
Costs and expenses		1,231,787		821		29,673		1,651,106		566		23,268		1,016,355
Profit (loss) for the year		101,434		140,608		(29,673)		125,936		41,811		(23,271)		(665,075)
Other comprehensive (loss) income		—		—		—		—		—		—		(332,955)
Total comprehensive income (loss) for the year		101,434		140,608		(29,673)		125,936		41,811		(23,271)		(998,030)
Dividends received from the associate during the year		60,839		—		—		53,900		—		—		—

(1)	Associated entity sold during 2013.

Reconciliation of the above summarized financial information to the carrying amount of the recognized in the consolidated financial statements:

	December 31,
	2015							2014
						Trust rights				Trust rights
	San Martín			Pretsa		Fid INVEX		Proactiva		Fid INVEX		Fid Reserva
Net assets of the associate	Ps.	864,436		Ps.	141,086	Ps.	945,534	Ps.	1,371,506	Ps.	1,028,238	Ps.	418,024
Proportion of ICA’s ownership interest		31.20%			49.99%		30.00%		49.00%		30.00%		24.90%

Net assets of the associate before reconciliation items		269,704			70,535		283,660		672,038		308,471		104,088
Reconciliation items		360,508	(1)		26,291		—		(67,543)		105		(9)

Carrying amount of ICA’s interest	Ps.	630,212		Ps.	96,826	Ps.	283,660	Ps.	604,495	Ps.	308,576	Ps.	104,079

(1)	Corresponds to the fair value adjustment of investment (see note 2).

	December 31,
	2013
			Trust rights
	Proactiva		Fid INVEX		Fid Reserva
Net assets of the associate	Ps.	1,347,398	Ps.	865,499	Ps.	456,703
Proportion of ICA’s ownership interest		49.00%		30.00%		24.90%

Net assets of the associate before reconciliation items		660,225		259,650		113,719
Reconciliation items		(32,803)		27,511		16,815

Carrying amount of ICA’s interest	Ps.	627,422	Ps.	287,161	Ps.	130,534

	Year ended December 31,
	San Martín		Pretsa		Proactiva		Trust rights
							Fid INVEX		Fid Reserva
ICA’s share of profit for the year before reconciliation items	Ps.	16,991	Ps.	44,213	Ps.	89,395	Ps.	(31,115)	Ps.	(14,224)
Reconciliation items		534		5		50,955		(107)		(253)

ICA’s share of profit for the year	Ps.	17,525	Ps.	44,218	Ps.	140,350	Ps.	(31,222)	Ps.	(14,477)

	Year ended December 31,						Year ended December 31,
	2014						2013
	Proactiva		Trust rights				Proactiva		Trust rights				RCO
			Fid INVEX		Fid Reserva				Fid INVEX		Fid Reserva
ICA’s share of profit for the year before reconciliation items	Ps.	49,703	Ps.	42,182	Ps.	(7,389)	Ps.	61,709	Ps.	12,543	Ps.	(5,794)	Ps.	(124,369)
Reconciliation items		(8,448)		(18,978)		(19,086)		(6,273)		(470)		5,794		(611)

ICA’s share of profit for the year	Ps.	41,255	Ps.	23,204	Ps.	(26,475)	Ps.	55,436	Ps.	12,073	Ps.	—	Ps.	(124,980)

The reconciling items relate mainly to amortization of intangible assets and differences stemming from recognizing the net assets of the investments at their fair value and other effects.

Summarised financial information of associates that are not individually material:

	Year ended December 31,
	2015		2014		2013
ICA’s share of profit for the year	Ps.	(36,774)	Ps.	33,726	Ps.	(102,745)

ICA’s share of other comprehensive income	Ps.	88,033	Ps.	(1,219)	Ps.	12

ICA’s share of total comprehensive income	Ps.	51,259	Ps.	32,507	Ps.	(102,733)

Aggregate carrying amount of ICA’s interests in these associates	Ps.	44,053	Ps.	281,565	Ps.	122,797

19.	Joint ventures

a.	The investment of the Entity in joint ventures are recognized using the equity method in the consolidated financial statements, is as follows:

			Proportion of ownership interest and voting rights held by ICA			Balance of the investment
Name of joint venture	Principal activity	Place of incorporation and principal place of business	December 31,			December 31,
			2015	2014	2013	2015		2014		2013
ICA Fluor Daniel, S. de R.L. de C.V. (“ICA Fluor”) (1)	Construction	Mexico	51.00%	51.00%	51.00%	Ps.	1,166,575	Ps.	1,011,778	Ps.	793,786
Los Portales, S.A. (“Portales”)	Housing development	Peru	50.00%	50.00%	50.00%		970,111		849,146		700,273
Autovia Mitla-Tehuantepc, S.A. de C.V. (“Mitla”)	Infrastructure	Mexico	60.00%	60.00%	60.00%		1,342,081		662,695		358,273
Autovía Necaxa Tihuatlán, S.A. de C.V. (“AUNETI”)	Infrastructure	Mexico	50.00%	50.00%	50.00%		412,915		379,146		468,953
El Realito, S.A. de C.V. (“Realito”) (2)	Infrastructure	Mexico	51.00%	51.00%	51.00%		230,421		279,884		242,814
Suministros de Agua Acueducto II Querétaro, S.A. de C.V.(2)	Infrastructure	Mexico	37.00%	42.39%	42.39%		303,399		283,140		273,547
Infraestructura y Saneamiento de Atotonilco, S.A. de C.V.	Construction	Mexico	42.50%	42.50%	42.50%		228,887		254,016		219,829
Rodio Kronza, S.L.U. (“Rodio”) (3)	Construction	Spain	—	50.00%	50.00%		—		250,180		291,027
Renova Atlatec, S.A. de C.V. (“Renova”) (2)	Infrastructure	Mexico	50.00%	50.00%	50.00%		252,682		212,717		189,262
Skanska/Facchina JV-11th St bridges	Construction	U.S.A.	30.00%	30.00%	—		14,230		44,610		—
Constructora de Infraestructura de Aguas Potosí, S.A. de C.V.	Construction	Mexico	51.00%	51.00%	51.00%		(243,280)		(40,113)		(27,311)
Actica Sistemas, S. de R.L. de C.V.	Construction	Mexico	50.00%	50.00%	50.00%		35,770		29,147		26,776
Global City Development, LLC	Construction	U.S.A.	30.00%	30.00%	—		12,832		14,735		—
ICC Constructors JV	Construction	U.S.A.	24.00%	24.00%	—		23,955		10,840		—
Dean-Facchina JV	Construction	U.S.A.	49.00%	49.00%	—		85		9,709		—
Others							21,435		12,177		6,995

						Ps.	4,772,098	Ps.	4,263,807	Ps.	3,544,224

(1)	During 2015 and 2013, the Entity received dividends of Ps.111,500 and Ps.485,439, respectively.
(2)	During 2015, these investments were contributed to a trust (without transfer of possession) to guarantee bank liabilities. See Notes 22 and 24.
(3)	In October 2015, the shares of the joint venture were sold, see Note 2.

The entities listed in the table above, are companies whose legal form confers separation between the parties of the joint agreement and the entity itself. Additionally, there is no contractual agreement or other facts and circumstances which indicate that the parties of the joint arrangement have rights to the assets and obligations for the liabilities of the entity. Consequently, these investments are classified as joint ventures of ICA.

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

El Realito – Aqueduct

In July 2009, the Comision Estatal del Agua (the State Water Commission) of San Luis Potosi awarded a contract to render services for the construction and operation of the El Realito aqueduct to the association led by CONOISA, a subsidiary of the Entity, and Fomento de Construcciones y Contratas (“FCC”), the total contract amount is Ps.2,382 million. The concession term is for 25 years. The Acueducto began operations in December 2014.

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

Guarantees - As of December 31, 2015, the shares of SAQSA, El Realito Aqueduct Treatment Plant and Wastewater Agua Prieta were deposited into a trust to as a pledge of notes payable of Ps.625 million. (See Notes 22 and 24).

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

The shareholding in this joint venture has been granted as collateral for debt mentioned in Note 27.

Resident Abroad

Rodio

In October 2015, the Entity sold the shares in this joint venture that described below, for a gain of Ps.99 million, presented in other (income) expenses in the consolidated statements of results and other comprehensive (loss) income.

This entity resides in Madrid, Spain. Its activities consist primarily of management, and counseling of companies related with the construction sector, especially incorporation of companies, execution of all works of construction and facilities in both the public and private sectors, and it acts as an agent, representative or broker of individuals or corporations, whether Spanish or foreign.

Los Portales

This entity resides in Lima, Peru. Its activities include different kind of business: real estate, including investment, promotion and housing development, within of which stand the urban habilitation, construction of social housing and development of multifamily housing projects, funded by government programs, investment in the construction, management and operation of parking concessions, owned by the Entity or by third parties; operation and management of hotels owned by the Entity or by third parties, under two brands; one of luxury and other for corporate activities; Telemarketing business that operates within the hotel division, managing the services of “Call Center” and “Sales by television”, and the business of lease consisting in the habilitation of malls and “Strip Malls”, as well as the management of commercial leases owned by Los Portales.

Summarised financial information in respect of each of ICA’s material join ventures is set out below. The summarized financial information below represents amounts shown in the Entity’s financial statements prepared in accordance with IFRS.

7,346,748 shares representing of 4.29% of share capital are pledges as collateral for debt mentioned in Note 27.

c.	Condensed information related to the statement of financial position as at December 31, 2015:

	December 31, 2015
	ICA Fluor		Portales		SAQSA		AUNETI		MITLA		Realito
Current assets	PS.	14,512,738	PS.	4,563,121	Ps.	495,726	Ps.	1,497,700	Ps.	617,495	Ps.	254,265
Non-current assets		744,260		3,376,709		1,921,257		9,270,932		7,463,144		1,745,705
Current liabilities		12,173,960		3,205,999		158,946		4,079,507		359,675		44,650
Non-current liabilities		756,686		2,875,769		1,438,037		5,863,295		5,484,164		1,503,514

Reconciliation of the above summarized financial information to the carrying amount of the recognized in the consolidated financial statements:

	December 31, 2015
	ICA Fluor		Portales		SAQSA		AUNETI		Mitla		Realito
Net assets of the joint ventures	Ps.	2,326,352	Ps.	1,858,062	Ps.	820,000	Ps.	825,830	Ps.	2,236,800	Ps.	451,806

Proportion of ICA’s ownership interest.		51%		50%		37%		50%		60%		51%

Carrying amount of ICA’s interest in the joint ventures before reconciliation items		1,186,440		929,031		303,400		412,915		1,342,080		230,421
Reconciliation items		(19,865)		41,080		—		—		—		—

Carrying amount of ICA’s interest in the joint ventures	Ps.	1,166,575	Ps.	970,111	Ps.	303,400	Ps.	412,915	Ps.	1,342,080	Ps.	230,421

The amounts of assets and liabilities above include the following:

	December 31, 2015
	ICA Fluor		Portales		SAQSA		AUNETI		MITLA		Realito
Cash and cash equivalents	Ps.	1,345,756	Ps.	808,649	Ps.	213,553	Ps.	69,922	Ps.	90,867	Ps.	22,095

Restricted cash and cash equivalents		—		—		—		464,239		110,805		80,053

Current financial liabilities (excluding suppliers and other liabilities)		1,591,572		995,132		64,264		36,213		11,810		8,282

Non-current financial liabilities (excluding suppliers and other liabilities)		85,301		2,388,071		1,229,861		5,773,045		5,333,177		1,298,568

d.	Condensed information related to the statement of financial position as at December 31, 2014:

	December 31, 2014
	ICA Fluor		Rodio		Portales		AUNETI		MITLA		Realito
Current assets	Ps.	9,511,865	Ps.	868,077	Ps.	3,494,862	Ps.	1,267,410	Ps.	3,892,827	Ps.	333,156
Non-current assets		856,731		448,252		2,736,145		8,977,814		955,932		1,712,901
Current liabilities		7,887,829		676,880		2,874,660		3,488,852		1,032,697		27,898
Non-current liabilities		476,008		68,230		1,727,052		5,998,080		2,711,570		1,469,366

Reconciliation of the above summarized financial information to the carrying amount of the recognized in the consolidated financial statements:

	December 31, 2014
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
Net assets of the joint ventures	Ps.	2,004,759	Ps.	571,219	Ps.	1,629,295	Ps.	758,292	Ps.	1,104,492	Ps.	548,793

Proportion of ICA’s ownership interest.		51%		50%		50%		50%		60%		51%

Carrying amount of ICA’s interest in the joint ventures before reconciliation items		1,022,427		285,610		814,648		379,146		662,695		279,884
Reconciliation items		(10,649)		(35,430)		34,498		—		—		—

Carrying amount of ICA’s interest in the joint ventures	Ps.	1,011,778	Ps.	250,180	Ps.	849,146	Ps.	379,146	Ps.	662,695	Ps.	279,884

The amounts of assets and liabilities above include the following:

	December 31, 2014
	ICA Fluor		Rodio		Portales		AUNETI		MITLA		Realito
Cash and cash equivalents	Ps.	3,667,547	Ps.	80,831	Ps.	318,510	Ps.	7,233	Ps.	301	Ps.	118,158

Restricted cash and cash equivalents		—		—		—		71,434		71,434		98,709

Current financial liabilities (excluding suppliers and other liabilities)		638,313		441,985		998,639		34,861		582,430		6,303

Non-current financial liabilities (excluding suppliers and other liabilities)		26,041		44,493		1,527,088		5,054,694		2,110,749		1,097,961

e.	Condensed information related to the statement of financial position as at December 31, 2013:

	December 31, 2013
	ICA Fluor		Rodio		Portales		AUNETI		MITLA		Realito
Current assets	Ps.	6,738,267	Ps.	1,137,318	Ps.	3,033,680	Ps.	927,502	Ps.	531,414	Ps.	333,273
Non-current assets		919,117		470,947		2,057,790		8,657,893		2,018,032		1,574,333
Current liabilities		5,680,507		855,770		2,182,781		2,699,096		477,390		10,278
Non-current liabilities		408,088		114,379		1,590,288		5,948,394		1,474,933		1,421,222

Reconciliation of the above summarized financial information to the carrying amount of the recognized in the consolidated financial statements:

	December 31, 2013
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
Net assets of the joint ventures	Ps.	1,568,789	Ps.	638,116	Ps.	1,318,401	Ps.	937,905	Ps.	597,123	Ps.	476,106

Proportion of ICA’s ownership interest.		51%		50%		50%		50%		60%		51%

Carrying amount of ICA’s interest in the joint ventures before reconciliation items		800,082		319,058		659,200		468,953		358,273		242,814
Reconciliation items		(6,296)		(28,031)		41,073		—		—		—

Carrying amount of ICA’s interest in the joint ventures	Ps.	793,786	Ps.	291,027	Ps.	700,273	Ps.	468,953	Ps.	358,273	Ps.	242,814

The amounts of assets and liabilities above include the following:

	December 31, 2013
	ICA Fluor		Rodio		Portales		AUNETI		MITLA		Realito
Cash and cash equivalents	Ps.	1,641,014	Ps.	107,021	Ps.	249,700	Ps.	64,968	Ps.	250	Ps.	7,674

Restricted cash and cash equivalents		—		—		—		513,602		33,271		184,570

Current financial liabilities (excluding suppliers and other liabilities)		640,990		126,210		472,166		54,415		3,515		—

Non-current financial liabilities (excluding suppliers and other liabilities)		31,473		87,194		762,422		5,948,394		1,474,933		1,294,130

f.	Condensed information related to the statements of income and other comprehensive income (loss) for the year ended December 31, 2015:

	Year ended December 31, 2015
	ICA Fluor		Rodio		Portales		SAQSA		AUNETI		Mitla		Realito
Revenue	Ps.	23,916,712	Ps.	1,192,125	Ps.	4,041,580	Ps.	352,131	Ps.	1,340,279	Ps.	3,286,733	Ps.	465,114

Costs and expenses		21,944,550		1,141,772		3,246,018		126,023		548,375		2,631,272		342,554

Profit (loss) for the year		1,215,756		28,029		308,143		116,751		(42,749)		152,011		(207)

Other comprehensive income		(63,097)		40,948		33,748		—		106,620		57,383		13,220

Total comprehensive income for the year		1,152,659		68,977		341,891		116,751		63,871		209,394		13,013

Dividends received from the joint ventures during 2015		111,500		—		46,245		22,140		—		—		—

Reconciliation of the condensed financial information presented in the table above, the carrying amount of the participation recognized in the consolidated statements of income and other comprehensive income (loss) for the year ended December 31, 2015:

	Year ended December 31, 2015
	ICA Fluor		Rodio		Portales		SAQSA		AUNETI		Mitla		Realito
ICA’s share of profit (loss) for the year before reconciliation items	Ps.	607,878	Ps.	14,016	Ps.	154,072	Ps.	43,198	Ps.	(21,375)	Ps.	91,207	Ps.	(105)
Reconciliation items		—		—		(3,736)		(799)		1,834		(19,928)		—

ICA’s share of profit (loss) for the year	Ps.	607,878	Ps.	14,016	Ps.	150,336	Ps.	42,399	Ps.	(19,541)	Ps.	71,279	Ps.	(105)

Net profit (loss) for the year includes the following:

	Year ended December 31, 2015
	ICA Fluor		Rodio		Portales		SAQSA		AUNETI		Mitla		Realito
Depreciation and amortization	Ps.	147,132	Ps.	51,819	Ps.	95,559	Ps.	54,408	Ps.	57,567	Ps.	5	Ps.	75,052

Interest income		(37,422)		(783)		—		(4,686)		(9,106)		(4,564)		(2,952)

Interest expense		5,374		7,910		62,153		66,951		533,405		454,522		84,995

Income tax		651,274		19,589		128,505		43,447		12,444		53,492		542

g.	Condensed information related to the statements of income and other comprehensive income (loss) for the year ended December 31, 2014:

	Year ended December 31, 2014
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
Revenue	Ps.	12,256,086	Ps.	1,233,706	Ps.	3,278,369	Ps.	1,108,572	Ps.	2,559,892	Ps.	297,817

Costs and expenses		11,480,753		1,303,578		2,724,061		563,852		2,463,053		215,294

Profit (loss) for the year		445,825		(77,154)		218,763		(126,037)		60,222		57,012

Other comprehensive income		(9,856)		(4,540)		4,184		(53,577)		(264,987)		(32,826)

Total comprehensive income for the year		435,969		(81,694)		222,947		(179,614)		(204,765)		24,186

Dividends received from the joint ventures during 2014		—		—		—		—		—		—

Reconciliation of the condensed financial information presented in the table above, the carrying amount of the participation recognized in the consolidated statements of income and other comprehensive income (loss) for the year ended December 31, 2014:

	Year ended December 31, 2014
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
ICA’s share of profit (loss) for the year before reconciliation items	Ps.	227,371	Ps.	(38,577)	Ps.	109,382	Ps.	(63,018)	Ps.	36,133	Ps.	29,076
Reconciliation items		(4,458)		—		(925)		—		—		—

ICA’s share of profit (loss) for the year	Ps.	222,913	Ps.	(38,577)	Ps.	108,457	Ps.	(63,018)	Ps.	36,133	Ps.	29,076

Net profit (loss) for the year includes the following:

	Year ended December 31, 2014
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
Depreciation and amortization	Ps.	135,798	Ps.	74,420	Ps.	61,072	Ps.	53,999	Ps.	4,723	Ps.	—

Interest income		(25,892)		(3,226)		(235)		(4,757)		(77,557)		(5,118)

Interest expense		7,023		10,872		50,336		733,903		325,793		127,078

Income tax		217,033		(361)		107,991		(58,388)		45,220		25,510

h.	Condensed information related to the statements of income and other comprehensive income (loss) for the year ended December 31, 2013:

	Year ended December 31, 2013
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
Revenue	Ps.	10,114,624	Ps.	1,747,002	Ps.	2,476,542	Ps.	1,944,450	Ps.	1,707,327	Ps.	1,150,828

Costs and expenses		9,723,745		1,726,832		2,250,480		1,530,118		1,694,910		1,092,497

Profit (loss) for the year		433,962		(9,729)		216,610		273,919		(22,948)		(32,165)

Other comprehensive income		(23,028)		(6,442)		—		536,303		373,566		41,720

Total comprehensive income for the year		410,934		(16,171)		216,610		810,222		350,618		9,555

Dividends received from the joint ventures during 2013		450,000		—		33,439		—		—		—

Reconciliation of the condensed financial information presented in the table above, the carrying amount of the participation recognized in the consolidated statements of income and other comprehensive income (loss) for the year ended December 31, 2013:

	Year ended December 31, 2013
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
ICA’s share of profit (loss) for the year before reconciliation items	Ps.	221,321	Ps.	(4,865)	Ps.	108,305	Ps.	136,960	Ps.	(13,769)	Ps.	(16,404)
Reconciliation items		(4,343)		—		—		—		16,625		(1,371)

ICA’s share of profit (loss) for the year	Ps.	216,978	Ps.	(4,865)	Ps.	108,305	Ps.	136,960	Ps.	2,856	Ps.	(17,775)

Net profit (loss) for the year includes the following:

	Year ended December 31, 2013
	ICA Fluor		Rodio		Portales		AUNETI		Mitla		Realito
Depreciation and amortization	Ps.	110,565	Ps.	82,397	Ps.	45,291	Ps.	50,414	Ps.	—	Ps.	—

Interest income		(27,642)		(4,242)		(244,331)		(15,529)		(34,243)		(7,373)

Interest expense		4,248		9,999		251,008		751,081		109,305		125,389

Income tax		60,929		14,657		101,017		(171,801)		37,805		92,823

i.	Summarised financial information of joint ventures that are not individually material:

	December 31,
	2015		2014		2013
ICA’s share of profit for the year	Ps.	(165,109)	Ps.	182,508	Ps.	67,956

ICA’s share of other comprehensive income	Ps.	19,099	Ps.	(25,649)	Ps.	18,797

ICA’s share of total comprehensive income	Ps.	(146,010)	Ps.	152,319	Ps.	86,753

Aggregate carrying amount of ICA’s interests in these joint ventures	Ps.	346,596	Ps.	830,978	Ps.	693,098

j.	Significant restrictions that apply to associates (Note 18) and joint ventures:

Some of the associated companies and joint venture entities have entered into credit contracts and other debt, which contain restrictive covenants which limits the possibility to pay dividends to the Entity and / or reimbursement of common stock. The restricted retained earnings at December 31, 2015, 2014 and 2013 are as follows:

	December 31,
	2015		2014		2013
Restricted retained earnings of associated and joint ventures entities (1)	Ps.	921,546	Ps.	427,801	Ps.	259,483

(1)	These amounts do not consider eliminations between related parties.

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

20.	Joint operation

The condensed information of joint operations in which the Entity participates and which are not significant individually:

	Year ended December 31
	2015		2014		2013
ICA’s share of (loss) profit from continuing operations	Ps.	(373,041)	Ps.	(109,658)	Ps.	(279,767)

Aggregate carrying amount of ICA’s interests in these joint operations		(399,547)		(286,347)		(92,464)

Joint operations are primarily related with construction contracts in which the Entity is entitled to receive a proportionate share of the income thereof and incurs a proportionate share of the expenses of the joint operation.

21.	Notes payable

Notes payable consist of the following:

	December 31,
	2015		2014		2013
Notes payable to banks (1) (2)	Ps.	823,000	Ps.	1,195,496	Ps.	3,837,314
Notes payable to banks denominated in U.S. dollars (3) (4) (5)		1,909,318		2,980,119		4,873,215
Other denominations (principally euros)		—		153,633		134,114
Senior bonds		—		—		99,369

		2,732,318		4,329,248		8,944,012
Less:
Financing commissions and issuance costs, net		(87,952)		(40,323)		(42,313)

	Ps.	2,644,366	Ps.	4,288,925	Ps.	8,901,699

(1)

Balance includes a note for Ps.600 million granted in November 2015, with interest payable every six months at a 28-day TIIE variable rate plus 6.65 percentage points (10.21%, as of December 31, 2015) and maturity in November 2016. The notes payable is guaranteed with 7,721,678 shares of GACN as well as a pledge on machinery for Ps.600 million. In December 2015, the Entity cross-defaulted on the loan derived from the default on the interest of the U.S.$700 million dollar bond. The note payable was settled early, in March 2016, through the execution of the aforementioned guarantee of shares of GACN (see Note 42).

(2)

Balance includes a loan granted in April 2015 for Ps.1,000 million, which balance as of December 31, 2015 amounts to Ps.223 million with maturity in February 2016 and accrues variable interest at the 28-day TIIE rate plus 3.50 percentage points (7.06%, as of December 31, 2015). The future cash flows from the General Canal, Tren Interurbano, Tunel Churubusco-Xochiaca, and Boca del Rio are pledged as collateral. The loan was settled on April 1, 2016, see Note 7.

(3)

Balance includes promissory notes issued February 2015, with Deutsche Bank AG, London Branch and Corpbanca for US $65 million dollars and U.S.$30 million dollars, equivalent to Ps.736 million and Ps.411 million, respectively, both accruing interest at a 3-month Libor rate plus 7.5%, payable quarterly and maturity in February 2016. 33,162,600 shares B of GACN are pledge as guarantee. In December 2015, the Entity cross-defaulted on the loan derived from failure to pay interest for approximately U.S.$31 million dollars related to the U.S.$700 million dollar bond. The loan was settled partially in March 2016, through the execution of guarantees; the outstanding difference was documented with an unsecured loan for $349 million (see Note 42).

(4)	Balance includes a loan granted in August 2015, for U.S.$1,970 with maturity in June 2016, at a fixed rate of 6.50%.
(5)

Balance includes a loan granted in July 2015, for U.S.$40,000 dollars with expiration in July 2016 which accrues interest at a fixed rate of 7.50%, secured by 100% of the shares of the State Town property. In December 2015, the Entity cross-defaulted on the loan derived from the failure to pay interest for approximately U.S.$31 million dollars on its U.S.$700 million dollar bond. As of the date of these financial statements, the guarantees related to this loan have not been executed.

As of December 31, 2015, the sum of the loans involved in cross default from the failure to pay interest for approximately U.S.$31 million dollars of the U.S.$700 million dollar bond amounts to Ps.2,663,479, before fees and financing costs.

Within the balance in notes payable to banks, at December 31, 2015, 2014 and 2013, there are mortgage loans for Ps.2,698 million, Ps.1,705 million and Ps.323 million, respectively, that have been guaranteed by the resources generated from certain construction projects. The Entity has issued guarantees to its subsidiaries for notes payable for total Ps.1,370 million, see Note 29.k.

Notes payable to banks have a weighted average interest rate of 8.63% and 6.25% in 2015, 6.52% and 5.23% in 2014 and 6.69% and 6.69% in 2013 for pesos and U.S. dollars, respectively.

22.	Accrued expenses and other

Accrued expenses and other consist of the following:

	December 31,
	2015		2014		2013
Accrued operating expenses	Ps.	2,910,715	Ps.	2,901,908	Ps.	2,235,215
Share purchase (1)		69,486		595,399		790,147
PTU provision		39,629		60,487		79,441
Notes payable sundry creditors (3)		2,350,296		2,390,772		2,248,299
Interest payable (2)		1,616,471		933,949		715,322
Financial leasing (Note 25)		302,202		186,544		184,406
Derivative financial instruments (Note 26)		1,672		162,788		8,922
Accounts payable to related parties (Note 38)		1,709,946		1,088,358		785,905
Compensation to officers and employees		74,850		173,398		253,252
Labor obligations (Note 39)		83,605		—		—
Taxes, except income taxes (4)		326,181		440,171		311,566

	Ps.	9,485,053	Ps.	8,933,774	Ps.	7,612,475

(1)

At December 31, 2015, the amount corresponds to the contingent consideration for the acquisition of Facchina. As of December 31, 2014, it includes liabilities of Ps.536,024 (U.S.$36 million) for the acquisition of San Martín, which as is described in Note 2, in October 2015 it was settled through the delivery of San Martín shares; and Ps.59,375 (U.S.$4 million) of the contingent consideration for the acquisition of Facchina. As of December 31, 2013, it corresponded to the consideration considered as contingent derived from the terms of the acquisition of San Martín to that date.

(2)	As of December 31, 2015, the balance includes unpaid interest accrued of U.S.$31 million, equivalent to Ps.538 million, corresponding to the US $700 million bond is described in Note 27.
(3)

Balance includes Ps.58 million, corresponding to the current portion of the credit agreement executed with EXI Agua, S.A.P.I. C.V. and MIP Agua, S.A.P.I. de C.V., for the amount of Ps.625 million, secured with the future cash flows generated by the investment in shares of Aquos el Realito, S.A. de C.V., Renova Atlatec, S.A. de C.V., and Suministros de Agua de Querétaro, S.A. de C.V. (see Notes 19 and 24)

(4)

Due to liquidity problems, during 2015 the subsidiaries ICA, ICAPRIN Servicios, ICASEDIC, VIVEICA, and Grupica (see Note 2) did not pay value-added tax and / or income tax withheld.Beginning in October 2015, the Entity began paying these taxes again and communicated to the General Tax Collection Administration of its outstanding obligations, offering as payment plots of land and / or accounts receivable to the Federal Government. This offering in lieu of payment was made based on articles 25, 16, 27, 28, and 29 of the Service Law of the Treasury of the Federation in force as of such date.

In March 2016, the General Tax Collection Administration, through the Central Persuasive and Guarantee Collection Administration rejected the Entity’s offer to pay such taxes in-kind. After this refusal of the Local North Tax Administration Office (Office of the Tax Collection Administration Service), initiated an administrative enforcement proceeding for the collection of the tax amounts owed. As a result, the aforementioned subsidiary companies are cognizant that the same assets originally offered to the General Tax Collection Administration may be seized by such authority as guarantee of payment, subject to review and acceptance by such authority.

As of the date of these financial statements, the Local North Administration is preparing the files of the indicated assets in preparation of seizure of such assets to secure the related amounts owed.

As of December 31, 2015, the sum of the taxes outstanding amounts to Ps.973 million.

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

At December 31, 2015, 2014 and 2013, the principal provisions of the Entity are as follows:

a.	Current

	December 31, 2014		Additions		Applications and cancellations		December 31, 2015
Provision for:
Costs expected to be incurred at the end of the project	Ps.	370,046	Ps.	42,407	Ps.	(207,721)	Ps.	204,732
Estimated contract loss		38,200		—		(25,647)		12,553
Repairs and maintenance of machinery under lease agreements		368,458		1,683,549		(1,539,644)		512,363
Warranty service		3,406		3,723		—		7,129
Claims		72,142		9,049		—		81,191
Restructuring provision		—		507,479		(171,810)		335,669
Major maintenance of concession assets		184,708		174,293		(138,591)		220,410
Other provisions (1)		—		248,000		—		248,000
Contingencies and warranty reserves for construction contracts		72,094		10,003		(2,476)		79,621

	Ps.	1,109,054	Ps.	2,678,503	Ps.	(2,085,889)	Ps.	1,701,668

	December 31, 2013		Additions		Applications and cancellations		December 31, 2014
Provision for:
Costs expected to be incurred at the end of the project	Ps.	743,184	Ps.	86,986	Ps.	(460,124)	Ps.	370,046
Estimated contract loss		—		38,200		—		38,200
Repairs and maintenance of machinery under lease agreements		386,658		1,488,504		(1,506,704)		368,458
Warranty service		—		3,406		—		3,406
Claims		139,660		15,213		(82,731)		72,142
Major maintenance of concession assets		268,802		—		(84,094)		184,708
Contingencies and warranty reserves for construction contracts		50,834		21,260		—		72,094

	Ps.	1,589,138	Ps.	1,653,569	Ps.	(2,133,653)	Ps.	1,109,054

	January 1, 2013		Additions		Applications and cancellations		December 31, 2013
Provision for:
Costs expected to be incurred at the end of the project	Ps.	1,106,147	Ps.	714,838	Ps.	(1,077,801)	Ps.	743,184
Repairs and maintenance of machinery under lease agreements		575,267		1,708,376		(1,896,985)		386,658
Claims		145,295		2,796		(8,431)		139,660
Major maintenance of concession assets		145,577		268,802		(145,577)		268,802
Contingencies and warranty reserves for construction contracts		26,209		24,839		(214)		50,834

	Ps.	1,998,495	Ps.	2,719,651	Ps.	(3,129,008)	Ps.	1,589,138

(1)	Correponds to the provision for possible adjustments to the contingent consideration received upon the sale of Proactiva, see Note 2.

b.	Long-term

The long-term provisions are as follows:

	December 31,				Applications and		December 31,
	2014		Additions		cancellations		2015
Contingencies and warranty reserves for construction contracts	Ps.	413,668	Ps.	73,580	Ps.	(292,809)	Ps.	194,439
Claims		184		18,013		(1,501)		16,696
Major maintenance of concession assets		635,490		101,227		(28,567)		708,150

	Ps.	1,049,342	Ps.	192,820	Ps.	(322,877)	Ps.	919,285

	December 31,				Applications and		December 31,
	2013		Additions		cancellations		2014
Contingencies and warranty reserves for construction contracts	Ps.	157,701	Ps.	255,967	Ps.	—	Ps.	413,668
Claims		4,571		1,303		(5,690)		184
Major maintenance of concession assets		467,927		269,810		(102,247)		635,490

	Ps.	630,199	Ps.	527,080	Ps.	(107,937)	Ps.	1,049,342

	January 1,				Applications and		December 31,
	2013		Additions		cancellations		2013
Contingencies and warranty reserves for construction contracts	Ps.	154,605	Ps.	3,096	Ps.	—	Ps.	157,701
Claims		—		4,571		—		4,571
Major maintenance of concession assets		374,114		177,085		(83,272)		467,927

	Ps.	528,719	Ps.	184,752	Ps.	(83,272)	Ps.	630,199

Derived from the financial and operational restructuring that the Entity began during the last quarter of 2015, a provision for restructuring expenses was recognized, which principally includes the estimated cost of reducing staff and external consultant’s fees. The provision for restructuring expenses includes only the direct expenditures arising from the restructuring and does not include costs associated with the continuing operations of the entity. This provision is presented in the caption other (income) expense in the consolidated statements of results and other comprehensive (loss) income, see Note 36.

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

24.	Other long-term liabilities

	December 31,
	2015		2014		2013
Financial lease (Note 25)	Ps.	625,808	Ps.	236,467	Ps.	113,358
Share purchase (1)		250,189		585,988		287,702
Suppliers and secured creditors (2)		1,717,147		743,823		542,099
Guarantee deposits from customer		242,723		238,980		206,506
Prepaid expenses		140,416		193,140		35,459
VAT payable		1,089,957		1,138,857		1,190,386
Income tax		132,135		61,732		75,908

	Ps.	4,198,375	Ps.	3,198,987	Ps.	2,451,418

(1)

As of December 31, 2015, the balance includes the contingent consideration for the acquisition of Facchina, see Note 3.g. At December 31, 2014, includes Ps.170 million (U.S$12 million) for the consideration for the acquisition of San Martin that, as mentioned in Note 2, in October 2015 was liquidated through the delivery of shares of San Martin; and Ps.416 million (U.S$28 million) for contingent consideration generated upon the acquisition of Facchina. At December 31, 2013, corresponded to the contingent consideration arising from the acquisition of San Martin at that date (Note 22).

(2)

In October 2015, CONOISA, a related party of the Entity, executed a laon agreement with EXI Agua, S.A.P.I. de C.V. and MIP Agua, S.A.P.I, de C.V., for Ps. 625 million, with interest accruing based on the amortization table included in the indenture. Payments begin in September 2016. The loan is guaranteed by the future cash flows generated by the investment in shares of Aquos el Realito, S.A. de C.V., Renova Atlatec, S.A. de C.V., and Suministros de Agua de Querétaro, S.A. de C.V. As of December 31, 2015, the long-term portion of the balance of the loan included herein is Ps.567 million (see Notes 19 and 22).

25.	Leases

Financial lease

	December 31,
	2015		2014		2013
Lease payables, current	Ps.	302,202	Ps.	186,544	Ps.	184,406
Lease payables, long-term		625,808		236,467		113,358

	Ps.	928,010	Ps.	423,011	Ps.	297,764

	Minimum lease payments						Present value of minimum lease payments
	December 31,						December 31,
	2015		2014		2013		2015		2014		2013
Less than one year	Ps.	356,816	Ps.	203,319	Ps.	192,800	Ps.	302,202	Ps.	186,544	Ps.	184,406
Greater than one year, less than five years		625,884		250,256		121,751		625,808		236,467		113,358

		982,701		453,575		314,551		928,010		423,011		297,764
Less: future finance charges		(54,690)		(30,564)		(16,787)		—		—		—

Present value of minimum lease payments	Ps.	928,010	Ps.	423,011	Ps.	297,764	Ps.	928,010	Ps.	423,011	Ps.	297,764

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

Payments recognized as cost and expense:

	Year ended December 31,
	2015		2014		2013
Costs and leasing expenses	Ps.	1,799,365	Ps.	1,308,667	Ps.	2,072,840

The cost of leasing of machinery considers a maximum limit by number of hours of use; any hours in excess result in additional rent. During the year ended December 31, 2015, 2014 and 2013, there was no additional rent.

Operating lease commitments:

	December 31, 2015
	Land and buildings		Machinery and equipment		Others		Total
Less than one year	Ps.	30,631	Ps.	192,259	Ps.	36,367	Ps.	259,257
Greater than 1 year and less than 5 years		49,145		48,825		109,444		207,414
Greater than 5 years		64,606		—		218,719		283,325

	Ps.	144,382	Ps.	241,084	Ps.	364,530	Ps.	749,996

	December 31, 2014
	Land and buildings		Machinery and equipment		Others		Total
Less than one year	Ps.	22,001	Ps.	966,083	Ps.	37,108	Ps.	1,025,192
Greater than 1 year and less than 5 years		74,701		627,562		91,859		794,122
Greater than 5 years		96,910		—		231,109		328,019

	Ps.	193,612	Ps.	1,593,645	Ps.	360,076	Ps.	2,147,333

	December 31, 2013
	Land and buildings		Machinery and equipment		Others		Total
Less than one year	Ps.	—	Ps.	1,060,686	Ps.	34,426	Ps.	1,095,112
Greater than 1 year and less than 5 years		144,899		1,275,604		90,045		1,510,548
Greater than 5 years		—		—		246,530		246,530

	Ps.	144,899	Ps.	2,336,290	Ps.	371,001	Ps.	2,852,190

b.	Revenues from operating leases

The leases entered into by the Entity contain monthly rental payments that generally increase each year based on the INPC, and/or the greater of a guaranteed minimum monthly rent plus a percentage of monthly income of the tenant if greater. At December 31, 2015, 2014, 2013 and 2012 committed future rents are as follows:

	Year ended December
Term	2015		2014		2013
Less than one year	Ps.	573,539	Ps.	715,739	Ps.	867,241
Greater than 1 year and less than 5 years		1,018,308		913,809		747,443
Greater than 5 years		95,176		99,469		129,624

Total	Ps.	1,687,023	Ps.	1,729,017	Ps.	1,744,308

Minimum lease payments in the table above do not include contingent rentals, such as increases for INPC or increases based on a percentage of the monthly income of the lessee. Contingent rental income recorded for the years ended December 31, 2015, 2014 and 2013 were Ps.116 million, Ps.80 million and Ps.74 million, respectively.

Revenues from operating leases at December 31, 2015, 2014 and 2013, amounted to Ps.917 million, Ps.783 million and Ps.690 million, respectively.

26.	Derivative financial instruments

a.	Financial instruments for trading and hedging purposes

As of December 31, 2015, ICA had outstanding approximately Ps.11,177 million in notional amount of derivative financial instruments for hedging and Ps.36 million in notional amount of derivative financial instruments for trading purposes. The Entity enters into derivative financial instruments to hedge the exposure to the interest rate risk and exchange rate risk of foreign currency related to the financing of construction and concession projects. The Entity’s policy is not to enter into derivative instruments for purposes of speculation.

There are no significant differences in the financial market risk to which the aggregated portfolios of derivative financial instruments are exposed.

Derivative financial instruments as of December 31, 2015, 2014 and 2013 are composed of instruments that hedge interest and exchange rate fluctuations.

The estimated amount expected to be recycled to results in 2016 is Ps.526 million.

b.	The following table shows the summary of the fair values, as of December 31, 2015, 2014 and 2013, of hedges arranged according to terms of the contracts.

	December 31,
	2015				2014				2013
	Assets		Liability		Assets		Liability		Assets		Liability
Derivative financial instruments of:
Interest rate swaps	Ps.	—	Ps.	204,780	Ps.	—	Ps.	254,681	Ps.	—	Ps.	275,063
Equity options		—		157,096		74,980		127,906		398,653		—
Exchange rate instruments and FX swaps		17,075		1,672		878,834		26,554		363,146		58,879

		17,075		363,548		953,814		409,141		761,799		333,942
Derivative financial instruments short-term (Notes 11 and 22)		—		1,672		151,225		162,788		296,746		8,922

Derivative financial instruments long-term	Ps.	17,075	Ps.	361,876		$802,589	Ps.	246,353	Ps.	465,053	Ps.	325,020

c.	Interest rate swaps

To mitigate the risk of interest rate fluctuations, the Entity uses swaps to set variable rates to fixed rates.

The following table shows the most significant financial instruments that the Entity has entered into through its subsidiaries to cover interest rate fluctuations through interest rate swaps:

	Notional (million of Mexican pesos							Fair value (thousands of Mexican pesos)
			Date		Rate			December 31,
Project			Contracting	Maturing	Received	Paid		2015		2014		2013
Hedging:
Palmillas	Ps.	1,006	Sep 26.13	Sep 20.23	TIIE 28D (3.56%)	6.92%		Ps.	(204,780)	Ps.	(244,499)	Ps.	(24,470)
RVCV		2,090	Dec 3.08	Dec 28.15	TIIE 28D (3.80%)	9.65%			—		—		(192,293)
LIPSA		339	Jan 27.10	May 25.20	TIIE 28D (3.80%)	7.35	%(1)		—		—		(45,421)

								Ps.	(204,780)	Ps.	(244,499)	Ps.	(262,184)

Trading:
Aeroinvest		750	Jan 23.13	Nov 30.15	TIIE 28D (3.80%)	5.16%		Ps.	—	Ps.	(10,182)	Ps.	(12,879)

The values shown in the “Received” column are as of December 31, 2015.

(1)	Weighted average rate for the amount of the three derivatives of this project.

As of May 9, 2016, date of the last available accounting close, the fair value of these instruments has not fluctuated significantly.

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

During 2014, the ratio of changes in valuation of derivatives / changes in the primary position, from one period to another, exceeded the range stipulated by the standard (80% -125%), resulting in the suspension of hedge accounting. Accordingly, the effect in results was Ps.242 million, which represents the differences in provisions of project flows, because of failure to release the right of way.

In December 2015, the financial instrument was restructured as result of renegotiating the primary position considering 88% of drawdowns, based on the future cash flows from construction progress of the project. The restructuring consisted in adjusting the cash flows of the instrument to the actual provisions of debt. As a result of these modifications, effectiveness tests fell within the acceptable range specified by IFRS. Accordingly, the Entity reactivated hedge accounting. The renegotiation resulted in a payment of Ps.24 million, which was recorded in other comprehensive loss in equity.

Aeroinvest

In January 2013, an interest rate swap was entered into to fix the rate of the loan. With this instrument, a floating interest rate of the 28-day TIIE is received and a fixed interest rate of 5.16% is paid. As of December 31, 2014, this IFD is considered a negotiation derivative.

Sensitivity analysis

A sensitivity analysis was performed considering the following interest rate scenarios: +100 basis points, +50 basis points, +25 basis points, -25 basis points, -50 basis points -100 basis points. This analysis reflects the potential gain or loss of each derivative financial instrument depending on the position that it was in at the end of December 2015, providing an overall effect on the portfolio of instruments that the Entity maintains, with the intent of reflecting static scenarios that may or may not occur.

Project	Fair value in December 2015		+100 bp		+50 bp		+25 bp		-25 bp		-50 bp		-100 bp
Palmillas	Ps.	(204,780)	Ps.	(68,642)	Ps.	(142,642)	Ps.	(180,811)	Ps.	(259,611)	Ps.	(300,298)	Ps.	(384,389)

Variation			Ps.	136,138	Ps.	62,138	Ps.	23,969	Ps.	(54,831)	Ps.	(95,518)	Ps.	(179,609)

The effect of the sensitivity analysis on the consolidated statement of results and other comprehensive income (loss) with respect to fluctuations in interest rates, derived by the change in fair value of derivative financial instruments noted above, are as follows:

	December 31, 2015
Results (after taxes):
+100 bp / -100 cents	Ps.	95,297
+50 bp / -50 cents		43,497
+25 bp / -25 cents		16,778
-25 bp /+ 25 cents		(38,382)
-50 bp / +50 cents		(66,863)
-100 bp / + 100 cents		(125,726)

d.	Exchange rate instruments, FX swaps

The following table shows the financial instruments that the Entity has entered into as of the dates indicated, to hedge interest rate fluctuations through Cross Currency Swap and interest rate options, of which the most relevant data are as follows:

	Notional (thousands of					Fair value (thousands of Mexican pesos)
	Mexican pesos and foreign	Contracting	Maturing			December 31,
Project	currency)	date	date	Ref.	Level	2015		2014		2013
Hedging
Túnel Río de la Compañía (CCS)	12,162 MXN	Dec 24.07	Jun 24.15	Pesos/ EUR	15.63	Ps.	—	Ps.	773	Ps.	2,178
	Interest on notional amount			EURIBOR 6M	7.77%
Túnel Emisor Oriente (EUR Put)	1,200 EUR	Jul 28.10	Dec 30.14	Pesos/ EUR	15.2		—		—		60
Túnel Emisor Oriente (CCS)	237,900 MXN	Jul 28.10	Dec 30.14	Pesos/ EUR	16.49		—		—		(2,484)
				EURIBOR 6M	4.80%
Túnel Emisor Oriente (CCS)	9,115 EUR	Dec 23.14	Jun 28.19	Pesos/ EUR	17.909		6,026		(1,016)		—
				EURIBOR 6M	4.72%
Túnel Emisor Oriente (CCS)	26,596 EUR	Oct 22.10	Jun 17.19	Pesos/ EUR	17.31		11,049		2,384		5,964
				EURIBOR 6M	6.99%
Forward Guatemala	15,805 GTQ	May 04.15	Jan 15.16	GTQ / USD	7.63237 GTQ / 17.3398 USD		(1,672)		—		—
ICA Senior Notes (CCS)	150,000 USD	Aug 03.12	Jan 26.15	Pesos/USD	13.3		—		76,730		136,696
				MX	8.66%
ICA Senior Notes (CCS) (2)	500,000 USD	Feb 14.11	Feb 4.17	Pesos/USD	12.055		—		395,536		181,491
					(9.95)%
					12.884
				Pesos/USD	12.925
					12.91
ICA Senior Notes (2)	600,000 USD	May 22.14	May 29.19		12.975		—		387,827		—
(CCS)					9.43%
				MX	9.58%
					9.62%
					9.6%
CICASA (CCS) (2)	3,167 MXN	Jan 10.12	Jul 15.18	Pesos/USD	13.65		—		(1,854)		(2,798)
				MX	9.05%
San Martín	215,822 PEN	Jun 15.12	May 30.15	Pesos/soles	5.2543		—		(23,684)		(47,522)
				MX	4.30%
Campus ICA (1)	50,000 USD	Mar 04.14	Aug 4.17	Pesos/USD	13.24		—		11,611		—
				MX	5.16%
ICASA (American Forward)	4,650,734 USD	Apr 1.13	Mar 26.14	Pesos/USD	12.765		—		—		36,528
ICA Plan (2)	55,000 USD	Jun 26.14	Jun 20.17	Pesos/U.S.	13.027
				LIBOR	8.69%		—		3,973		—
Others							—		—		229

Trading:				MXN-TIIE	6.32%
ICAPlan	90,000 USD	Dec 9.13	Dec 08.14	USD-LIBOR	8.80%		—		—		(8,922)

						Ps.	15,403	Ps.	852,280	Ps.	301,420

(1)	In December 2015, the instrument was terminated early receiving U.S. $ 550, equivalent to Ps.9,059 for accrued interest.
(2)	Terminated early during 2015.

As of May 9, 2016, date of the last available accounting close, the fair value of these instruments has not fluctuated significantly.

e.	Options

The following table shows the financial instruments that the Entity has entered into as of the dates indicated, to hedge interest rate fluctuations through interest rate options, of which the most relevant data are as follows:

	Notional (thousands of Mexican pesos					Fair value (thousands of Mexican pesos)
	and foreign	Contracting	Maturing			December 31,
Project	currency)	date	date	Ref.	Level	2015		2014		2013
ICA (1)	368,224,063 MXN	May 25.12	Aug 21.13	Average price	23.32	Ps.	—	Ps.	—	Ps.	63,887
SETA	113,628,000	Jun 15.15	Jun 14.20	Price per share	NA		(157,096)		—		—
	Shares
SETA	150,000 USD	Jun 14.06	Jun 14.15	Price per share	NA		—		(127,906)		38,249
CICASA (Share-Option) (2)	166,666 USD	Jan 10.12	Jul 15.18	Price per share	13.65		—		1,258		2,847
				# Shares	11,966,716
ICA Plan	90 USD	Dec 9.13	Dec 8.14	MXN-TIIE	6.32%
				USD-LIBOR	8.80%		—		—		296,517
					CALL
ICA Plan (Collar) (2)	11,966,716	Jul 29.14	Dec 1.15	Price per share	28.2776		—		25,795		—
	Shares				PUT
					18.8517
ICA Plan (Opción de 30MM) (2)	30,000,000 Shares	Dec 2.14	Dec 30.15	Price per share	18.17 – 54.74		—		47,927		—

						Ps.	(157,096)	Ps.	(52,926)	Ps.	401,500

(1)	A description of the option is included below.
(2)	Terminated early during 2015.

As of May 9, 2016, date of the last available accounting close, the fair value of these instruments has not fluctuated significantly.

Sensitivity analysis

For the main instruments included in paragraphs b and c above, a sensitivity analysis was performed considering the following interest rate scenarios: +100 basis points, +50 basis points, +25 basis points, -25 basis points, -50 basis points - 100 basis points. Additionally, the following changes in the exchange rates and for the share price (SETA) were considered for each of the above scenarios: -100 cents, -50 cents, -25 cents, +25 cents, + 50 cents and +100 cents. This analysis reflects the potential gain or loss of each derivative financial instrument depending on the position that it was in at the end of December 2015, providing an overall effect on the portfolio of instruments that the Entity maintains, with the intent of reflecting static scenarios that may or may not occur.

Project	Fair value in December 2015		+100 bp / - 100 cents		+50 bp / -50 cents		+25 bp / -25 cents		-25 bp / +25 cents		-50 bp / +50 cents		-100 bp /+100 cents
Túnel Emisor Oriente (CCS)	Ps.	17,075	Ps.	2,711	Ps.	9,931	Ps.	13,539	Ps.	20,748	Ps.	24,349	Ps.	31,544

Variación			Ps.	(14,364)	Ps.	(7,144)	Ps.	(3,536)	Ps.	3,673	Ps.	7,274	Ps.	14,469

SETA (Opción)	Ps.	(157,096)	Ps.	(175,832)	Ps.	(166,463)	Ps.	(161,779)	Ps.	(152,410)	Ps.	(147,726)	Ps.	(138,357)

Variation			Ps.	(18,736)	Ps.	(9,367)	Ps.	(4,683)	Ps.	4,686	Ps.	9,370	Ps.	18,739

The effect of the sensitivity analysis on the consolidated statement of results and other comprehensive income (loss) with respect to fluctuations in interest rates, derived by the change in fair value of derivative financial instruments noted above, are as follows:

	December 31, 2015
Stockholders’ equity (after taxes):
+100 bp / -100 cents	Ps.	(23,170)
+50 bp / -50 cents		(11,558)
+25 bp / -25 cents		(5,753)
-25 bp / 25 cents		5,851
-50 bp / 50 cents		11,651
-100 bp / 100 cents		23,245

Considering the value of the Entity’s consolidated assets, liabilities and stockholders’ equity, none of the aforementioned scenarios included in tables a), b) and c), would exceed the 5% of such balances, likewise, under any circumstances they would exceed 3% of sales, for the year ended December 31, 2015.

Million	Total		Level	%
Assets	Ps.	108,295	Ps. 5,415	5%
Liabilities		103,801	5,190	5%
Stockholders’ equity		4,494	225	5%
Revenues		33,124	994	3%

Túnel Emisor Oriente

In 2010, exchange and interest rate swaps called cross currency swaps (“CCS”), were entered into to mitigate the risks associated with the project. The primary position relates to loans for the acquisition of machinery related to the project. The cost of principal and interest on loans is 6.99% and 4.80% for each derivative.

ICA

At December 31, 2015, ICA held the following derivative financial instruments:

•

During 2015, derivative financial instruments described in the following paragraphs were terminated early. The amount received on the date of settlement was comprised of accrued interest through the date of the instrument was early-terminated, plus interest to be accrued based on the agreed-upon maturity. The former were recorded in financial expenses in the consolidated statement of results and other comprehensive (loss) income while the latter were recorded in other comprehensive loss. Because the hedged item has not yet been recycled to results, the effects recorded in other comprehensive (loss) income will be recycled via amortization at the same time as the related hedged item. The effect recorded in results for the year ended December 31, 2015, amounted to Ps.485 million corresponding to interest accrued through early-termination date plus Ps.35 million included in other comprehensive loss. As of December 31, 2015, the balance in other comprehensive loss is Ps.380 million, net of deferred tax.

•

In May, June and July of 2014, the Entity entered into five Cross Currency Swaps (CCS) with maturities of five years, in order to mitigate the exchange rate risk of the bond coupons on ICA’s Senior Notes of U.S.$700 million. The CCSs hedge a notional of U.S.$600 million. The maximum level sets an exchange rate of Ps.12.884 pesos per U.S.$1.00 in two of the instruments and Ps.12.910, Ps.12.925 and Ps.12.975 pesos per U.S.$1.00 in the other three and a fixed rate of 9.43 % in two of the instruments, and 9.62%, 9.58% and 9.6% in the other three. A fixed rate is paid in Mexican pesos in exchange for receiving interest in a foreign currency used to pay the interest of the coupons to the holders of the bond. During 2015, these instruments were terminated early.

•

In February 2011, the Entity entered into four Cross Currency Swaps (CCS) with maturities of six years, in order to mitigate the exchange rate risk of the bond coupons on ICA’s Senior Notes of U.S.$500 million. The maximum level sets an exchange rate of Ps.12.055 per U.S. dollar at a fixed rate of 9.95%. A fixed rate is paid in Mexican pesos in exchange for receiving interest in a foreign currency, used to pay the coupons to the holders of the bond. During 2015, these instruments were terminated early.

•

In August 2012, the Entity entered into three CCSs with maturities of three years, in order to mitigate the exchange rate risk of the interest payments on ICA’s Senior Notes of $350 million. The maximum level sets an exchange rate of Ps.13.30 per U.S. dollar at a fixed rate of 8.66%. During 2014, the CCS which covered US$200 million was discontinued because of the prepayment of this ICA Senior Note. During 2015, these instruments were terminated early.

These instruments were designated as hedging instruments at the time they were entered into and fluctuations in the fair value are presented in other comprehensive (loss) income.

•

In June 2012, the Entity entered CCSs in order to mitigate the exchange rate risk. The primary position of this instrument is contractual obligations denominated in Peruvian new soles. The fixed exchange rate is Ps.5.2543 per new Peruvian soles. The instrument was liquidated on its maturity date.

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

ICAPlan

•

In December 2015, ICAPLAN in order to settle a loan contracted in July 2014 for Ps.202,656 (see Note 27), the Entity early terminated and exercised the options described below, which fair value amounted to US $9,506, equivalent to Ps.157 million:

•

In July 2014, the Entity entered into a collar with a combination of buying a put and selling a call with a notional of 11,966,716 shares of ICA to be settled in cash, at a strike price of the Put of Ps.18.5717 and a strike price of the Call of Ps.28.7776. The derivative financial instrument matures in December 2015 and in accounting has been recognized as a trading instrument.

•

In June 2014, the Entity entered into a cross currency swap to mitigate the risk of exchange rate and interest rate on a loan of US $ 55 million, where only interest at a rate of 6-month LIBOR plus a spread of 6.80% is hedged. Interest paid was on a fixed rate of 8.69% and an exchange rate of $ 13.03.

The effects of the early termination of cross currency swap and collar for Ps.105 million, are presented in the financial cost of the consolidated statement of results and other comprehensive (loss) income.

•

In December 2014, the Entity entered into a Call with a notional amount of 30,000,000 ICA shares to be settled in cash, the strike price is determined with the weighted average price of acquired shares during one month. In accounting, it was considered as a trading instrument.

•

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

27.	Long-term debt

a.	Debt to credit institutions and debentures and other securities at December 31, 2015, 2014 and 2013, which amounted to Ps.66,575, Ps.60,670 million and Ps.40,429 million, respectively, net of Ps.1,602, million, Ps.1,602 million and Ps.1,656 million, from financing commissions or expenses, respectively, is comprised as follows:

	December 31
	2015		2014		2013
Payable in U.S. dollars:

Concessions:
In July 2015, Aeroinvest contracted a simple loan of US$92,000 thousand dollars, quarterly interest payments at 3-month LIBOR plus 6.5% (7.11% at December 31, 2015), maturing in May 2018. Guaranteed with GACN shares, and ICA, CICASA, CONOISA, CONEVISA and ICASA as guarantors. With the proceeds from the loan, Aeroinvest has prepaid its U.S.$225 million loan described in the corresponding section below. This loan was prepaid in February 2016, through the execution of guarantees. See Note 42. (1)	Ps.	1,595,261	Ps.	—	Ps.	—

Unsecured lines of credit from Private Export Funding Corporation (PEFCO) granted to GACN (supported by Ex-Im Bank), in 2011 and 2010, for US$25,365 thousands of dollars, maturing on December 21, 2021. As of December 31, 2015, 2014 and 2013, the balance is US$10,441, US$12,394 and US$14,347 thousands of dollars, respectively. The loan is guaranteed by the security equipment for checked-in luggage. The loan accrues interest at a 3-month Libor rate plus 1.25 percentage points, with quarterly payments of principal. As of December 31, 2015, 2014 and 2013, the rate was 1.86%, 1.49% and 1.50%, respectively.

		181,050		182,622		187,436

Unsecured line of credit at UPS Capital Business Credit (supported by Ex-Im Bank) granted to GACN in 2012 for US$2,275 thousands of dollars. As of December 31, 2015, 2014 and 2013, the balance is US$759, US$1,380 and US$2,000 thousands of dollars, respectively. The loan is guaranteed by the security equipment for checked-in luggage and other new security equipment. It accrues interest at a 3-month Libor rate plus 0.95 percentage points, with quarterly payments of principal and maturing on August 1, 2017. As of December 31, 2015, 2014 and 2013, the rate was 1.56%, 1.18% and 1.21%, respectively.		13,168		20,321		26,127

Unsecured line of credit from UPS Capital Business Credit (supported by Ex-Im Bank) granted to GACN for US$3,120 thousands of dollars, hired in April 2014, maturing in January 2019. As of December 2015 and 2014, the balance is US$2,028 and US$2,652 thousands of dollars. The loan is guaranteed by the fire extinguishing equipment and as collateral the thirteen airports. The loan accrues interest at a 3-month Libor rate plus 2.65 percentage points, (3.26% and 2.88%, as of December 31, 2015 and 2014), with quarterly payments of principal.		34,752		39,088		—

	December 31
	2015	2014	2013

Construction:
Loan granted to ICASA in June 2012, for U.S.$35 million dollars for working capital, the loan arrangements can be in dollars or pesos. Accruing interest at the 28-day TIIE plus 3.75 basis points (7.31%, 7.07% and 7.55%, as of December 31, 2015, 2014 and 2013, respectively). The loan matures in June 2017. CICASA acts as a guarantor of the loan, which is guaranteed with 100% of the equity of ICASA and in case of default there are joint guarantees of CICASA. Most of the provisions to date have been in pesos.	143,112	238,520	333,930

Loan granted to CICASA in August 2011, accruing interest at a 1-month Libor rate plus 4.50 percentage points, maturing in July 2018. As of December 31, 2015, 2014 and 2013, the balance is US$1,833, US$2,500 and US$3,167 thousands of dollars, respectively. The rate was 5.11%, 4.76% and 4.75%, at December 31, 2015, 2014, and 2013, respectively. The loan is secured by 7,346,748 shares of Los Portales, S.A. (see Note 19). At the date of these financial statements, related guarantees to this loan have not been executed. (1)	31,790	36,836	41,373

Credit granted to ICA Panama in December 2015, U.S.$19,000 due June 2017 at a fixed rate of 6.50%. Guaranteed by bond up to U.S.$20,000.	329,456	—	—

Real Estate Development:
Bridge loan granted in January 2014, to the subsidiaries ICA Propiedades Inmuebles, S.A. de C.V. (“ICAPRIN”) together with Promotora e Inversora ADISA, S. A. de C. V. (“PIADISA”), for U.S.$50 million dollars for the development of Campus ICA project. The loan accrues interest at annual Libor rate plus 7.75 percentage points (8.36% and 8.01% as of December 31, 2015 and 2014). The loan matures in January 2017. The loan has ICA, CICASA, CONOISA and CONEVISA as guarantors. At the date of these financial statements, related guarantees to this loan have not been executed. (1)	866,990	736,740	—

Other purposes:
Unsecured loan granted in September 2014, to Aeroinvest, S.A. de C.V. for U.S.$225 million dollars; it accrues interest quarterly at a 3-month Libor rate plus 6.25% percentage points (6.51% as of December 31, 2014), with semiannual payments of principal starting from September 2015. Aeroinvest guaranteed the loan with 63,320,746 shares of Series B of capital stock of GACN. Loan was prepaid during 2015, with resources from another loan entered into in pesos, see description in corresponding section.	—	3,315,330	—

	December 31
	2015	2014	2013

In May 2014, ICA placed senior notes for a principal amount of U.S.$700 million dollars, maturing in 2024. Debt instruments have an annual interest rate of 8.875%, interest is paid semi-annually. These debt instruments were issued by ICA as unsecured notes, with CICASA, CONOISA and CONEVISA as guarantors. In December 2015, the loan was in default as of result non-payment of interest of approximately U.S.$31 million (1).	12,137,860	10,314,360	—

As of December 31, 2015 debt corresponds to U.S.$150 million, resulting from the operation is described below:

In July 2012, ICA placed senior notes for a principal amount of U.S.$350 million dollars, maturing in 2017. Debt instruments have an annual interest rate of 8.806%, payable semi-annually, resulting in a yield to maturity of 8.625%. These debt instruments were issued by ICA as unsecured notes, with CICASA, CONOISA and CONEVISA as guarantors. U.S.$200 million dollars were prepaid with the resources obtained from senior notes placed in May 2014. This early settlement caused the payment of a premium to the bondholders for U.S.$13.5 million dollars which was recorded in financial cost in 2014 (see Note 37) (1)

	2,600,970	2,210,220	4,572,820

In February 2011, ICA placed senior notes for a principal amount of U.S.$500 million dollars, with a coupon of 8.90% and maturing in 2021. These debt instruments were issued by ICA as unsecured notes, with CICASA, CONOISA and CONEVISA as guarantors. (1)	8,669,900	7,367,400	6,532,600

Unsecured loan granted to ICA PLAN, in June 2014 for U.S.$55 million dollars, maturing in 2017. The loan accrues interest at the 1-month LIBOR rate plus 6.80 percentage points (7.65% and 7.16% as of December 31, 2015 and 2014, respectively), payable semi-annually. These debt instruments were issued by ICA as unsecured notes, with CICASA, CONOISA and CONEVISA as guarantors. Additionally, 14,596,130 shares of San Martin corresponding to 31.2% of the shareholding of ICA, was granted as guarantee. (Note 29 and 42). (1)	898,018	810,414	—

Payable in euros:

Construction:

Bank loan granted to ICASA in July 2008, for import purchases, maturing in June 2015, payable in 16 semiannual installments beginning in December 2007, accruing interest at EURIBOR plus a margin of 0.45% percentage points (0.63% and 0. 84%, as of December 31, 2014 and 2013, respectively). Credit paid under maturity.	—	6,972	21,012

Loan granted to ICASA in March 2008, maturing in June 2019, accruing interest at 6-month Eurolibor rate plus 0.3 percentage points (0.40%, 0.52% and 0.74%, as of December 31, 2015, 2014 and 2013, respectively). Credit without guarantees.	131,590	163,406	202,164

	December 31
	2015	2014	2013

Loan granted to ICASA in March 2010, maturing in June 2019, accruing a 6-month Eurolibor rate plus 1.1 percentage points (1.15%, 1.27% and 1.49%, as of December 31, 2015, 2014 and 2013, respectively).	205,458	252,055	309,470

Loan granted to ICASA in June 215, maturing in June 2024, accruing interest semiannually at 6-month Eurolibor rate plus 1.30 percentage points (1.35%, as of December 31, 2015. CICASA acts as guarantor. Credit without security.	888,374	—	—

Payable in Mexican pesos:

Concessions and Airports:

In June 2015, Aeroinvest entered into an equity swap for 27,795,120 shares of GACN with market value of Ps.72.39 pesos per share, equivalent to Ps.2,012 million pesos; the nature of this instrument is debt. In July 2015, the amount of loan increased because share price was higher (Ps.80.95) and is of Ps.2,250 million pesos. Maturity is in June 2018, with monthly interest payments at a fixed rate of 8.51%. Guaranteed with shares of GACN, and ICAI, CICASA, CONOISA and ICASA as guarantors. With the resources obtained from this loan, Aeroinvest prepaid a loan of U.S.$225 million, which is described in corresponding section. This loan was prepaid through the execution of guarantees. See Note 42. (1)

	2,250,000	—	—

In March 2008, Túneles Concesionados de Acapulco, S.A. de C.V. (“TUCA”) performed a new issuance of securitization certificates, which is guaranteed by collection rights and toll revenues of the Acapulco Tunnel, through a trust that issued a share certificate program. Principal and interest have a term of up to 23 years; maturity in June 2031, interest is paid semiannually at a rate of the 182-day TIIE plus 2.65% (6.34%, 6.04% and 6.47%, as of December 31, 2015, 2014 and 2013, respectively). The loan is also guaranteed by toll revenues and a letter of credit of Ps.75 million.	943,077	956,845	969,645

Consorcio del Mayab, S.A. de C.V. (“Mayab”), concession holder of Kantunil – Cancún road, in October 2012 issued participating security certificates (CBs) for a total of Ps.4,500 million in two parts: (i) Ps.1,195 million at a fixed rate of 9.67% and (ii) the equivalent of Ps.3,305 million in UDIS at a real rate of 5.80%. At December 31, 2015 the amount in pesos was Ps.1,161 million and the amount in UDIS was 666,345 which are equivalent to Ps.3,586 million. Interest is paid semiannually. Maturing in 22 years in June 2034. Amortization of capital is semiannual and will begin in December 2014. Approximately Ps.2,339 million were used to prepay the CBs described in the preceding paragraph and Ps.1,909 million will be used for the construction of the extension of 54 additional miles of highway that goes from Playa del Carmen to Cedral (Note 13). The cash flows of the project are the source of repayment of the CBs.

	4,746,980	4,769,008	4,661,621

	December 31
	2015	2014	2013

In July 2011, GACN issued debt certificates in the Mexican market for Ps.1,300 million at a variable 28-day TIIE rate plus 70 basis points, in a 5-year term maturing in 2016 at its nominal value. As of December 31, 2013 the interest rate was 4.54%. In July 2014, the loan was prepaid with the resources obtained from the placement of new debt certificates that are mentioned below.	—	—	1,300,000

In March 2013, GACN issued debt certificates in the Mexican market for Ps.1,500 million at a fixed rate of 6.47%, in a 10-year term maturing on March 14, 2023. Nine of the thirteen airports guarantee the loan, representing a guarantee of 80% of consolidated EBITDA of GACN.	1,500,000	1,500,000	1,500,000

In July 2014, GACN issued debt certificates for Ps.3,000 million in a 7-year term, at a fixed rate of 6.85%. Interest is paid semiannually and principal will be settled at maturity in June 2021. Debt certificates issued in July 2011 were prepaid with these resources obtained. Nine of the thirteen airports guarantee the loan, representing a guarantee of 80% of consolidated EBITDA of GACN.	3,000,000	3,000,000	—

Credit granted to CONOISA in June 2011, for working capital up to Ps.1,350 million maturing in June 2026. Monthly interest accrues at the 28-day TIIE plus 2.0 percentage points in the first 4 years; and subsequently at a 28-day TIIE plus 6.0 percentage points in the years 4-7, 6.25 percentage points in the years 7 to 10, 6.5 percentage points in the years 10 to 13, 7.0 percentage points in the years 13 to 15 (9.56%, 5.32% and 5.80% at December 31, 2015, 2014 and 2013, respectively). This loan is secured with a pledge on 100% of its equity shares. In addition, the shareholding of Tehuantepec Mitla is pledged as a guarantee, see Note 19. At the date of these financial statements related guarantees to this loan have not been executed. (1)

	802,995	470,628	215,512

In October 2014, ICA San Luis and LIPSA placed subordinated notes for Ps.1,750 million. Debt certificates are in UDIS in a 30 year-term at a fixed rate of 8.519%. The cash flows of the project are the source of repayment of the subordinated notes.	1,811,295	1,777,927	—

In July 2014, ICA San Luis, S.A. de C.V. (“ICASAN”) and Libramiento ICA La Piedad, S.A. de C.V. (“LIPSA”), placed debt certificates for an amount of Ps.3,800 million in two parts: series A1 for an equivalent amount of Ps.2,000 million in UDIs, at a fixed rate of 5.40%, and series A2 for an equivalent amount of Ps.1,800 million in UDIs at a real rate of 5.95%. The term is 12.6 years for the series A1 and 22.1 years for the series A2. Approximately Ps.3,270 million were used to prepay outstanding debt in the projects that are described below, and the remainder in the constitution of the trust funds in each series. The cash flows of the project are the source of repayment of the certificates.

	3,847,399	3,905,738	—

	December 31
	2015	2014	2013

Loan granted in September 2008, to ICA San Luis, S.A. de C.V for the construction of the Rio Verde – Ciudad Valles highway in San Luis Potosi, the loan is payable over 17 years, matures in 2025, and interest is payable quarterly at a rate of the 28-day TIIE plus 2.05 percentage points (as of December 31, 2013, 6.04%). This loan is amortized monthly and is guaranteed with toll revenues. This loan was prepaid in July 2014 with resources of debt certificates.	—	—	2,397,000

Loan granted to LIPSA in January 2008, for the Libramiento la Piedad project. The credit line has a maximum amount of Ps.900 million, to be applied in two tranches, guaranteed with the tolls collected; the loan matures in 2024, the amortization is monthly and accrues interest at a TIIE rate plus an applicable margin that varies between 2.75 and 3.50 percentages points (between 6.54% and 7.29%, as of December 31, 2013). This loan was prepaid in July 2014 with resources of debt certificates.	—	—	677,719

Loan granted to ANESA for the Rio de los Remedios highway project. The credit line has a maximum amount of Ps.3,000 million to be applied to stage I of the project (Puente de Vigas – Mexico Pachuca highway project); the loan matures in 2027. 70% of the debt accrues interest quarterly at a fixed rate of 7.815% plus 2.95% in the first 2 years; and then at a fixed rate of 7.815% to more than 3.20% in the years 3 to 7; a variable rate of the 91-day TIIE rate plus 3.45% in the years 8 to 14 and at the 91-day TIIE rate plus 3.70% in the years 15 to 17 (11.015% at December 31, 2015, 2014 and 2013, respectively).

30% of credit accrues interest quarterly at a fixed rate of 7.82% plus a fixed margin of 2.95% in the first 2 years and thereafter at a variable rate of the 91-day TIIE plus 3.20% in the years 3 to 7, 345 percentage points in the years 8 to 14 and 3.70% in the years 15 to 17 (6.79%, 6.52% and 7.00% at December 31, 2015, 2014 and 2013, respectively). The loan is amortized quarterly beginning in July 2013. The loan is guaranteed with ANESA shares with full corporate rights of CONOISA.	2,948,567	2,944,120	2,978,180

Loan granted to DIPESA in June 2012, for the Barranca Larga highway project, up to an amount of Ps.1,368 million, which matures in November 2032. Amortization and interest are quarterly at a rate of 28-day TIIE plus 3.0 percentages points (6.56%, 6.32% and 6.80%, as of December 31, 20115, 2014 and 2013) and at fixed rate of 9.38%. DIPESA granted collateral of 100% of its shares. The cash flows of the project are the source of repayment of the loan.	1,052,763	751,805	505,665

	December 31
	2015	2014	2013

Loan granted to Autovia Queretaro, S.A. de C.V. in June 2013, for the Palmillas – Apaseo El Grande highway project, up to an amount of Ps.5,450 million, maturing in September 2023. Interest is payable at a rate of the 28-day TIIE plus 2.75 percentage points (6.31%, 6.07% and 6.55% as of December 31, 2015, 2014 and 2013, respectively). The cash flows of the project are the source of repayment of the loan. Collateral of its shares without transfer of possession.	2,802,114	1,908,130	1,382,864

Loan granted to Tunel Diamante, S.A. de C.V., in July, 2013 for the “Acapulco – Las Cruces” tunnel Access in the state of Guerrero, up to an amount of Ps.850 million, maturing in July 2033. Interest is payable at a rate of the 28-day TIIE plus 2.75 percentage points (6.31%, 6.07% and 6.55% as of December 31, 2015, 2014 and 2013, respectively). The cash flows of the project are the source of repayment of the loan. Collateral of its shares without transfer of possession.	554,015	373,958	100,382

	December 31
	2015	2014	2013

On July 2011, an irrevocable trust agreement was established for the issuance, management and payment F/1496 (Issuer Trust) between Papagos and Sarre (as trustors and beneficiaries in the second instance), and holders of Peso Series Trust Certificates represented by Monex Casa de Bolsa, S.A. de C.V., Grupo Financiero Monex, as common representative and beneficiaries in the first instance, and Deutsche Bank Mexico, S. A., commercial bank, as trustee. On September 2011, the Issuer Trust issued Ps.5,323, million of Trust Certificates (“CBFs”) in pesos to mature on April 2032, accruing interest at a fixed annual interest rate of 10.1%. On the same date, the Issuer Trust issued 387,181,900 Trust Certificates in UDIs, with value of Ps. 4.589563 per certificate representing Ps.1,777 million, accruing interest at a fixed annual interest rate of 5.65%. Interest on the CBFs, both in pesos and UDIs, will be paid quarterly, beginning July 2013; the interest accrued until that date will be capitalized. The certificates are redeemable quarterly in 76 consecutive payments starting from July 2013. Proceeds were distributed proportionately between Papagos and Sarre using a factor of 0.497747 and 0.502253, respectively. The certificates are guaranteed with the patrimony of the Issuer Trust. They are also guaranteed, proportionately by Papagos and Sarre. At December 31, 2015, the loan balance amounted to 370,439,446 in UDI, equivalent to Ps.1,993 million.

The patrimony of the Issuer Trust is comprised of: i. Receivables of the service contract (“CPS”). ii. Receivables of insurance policies CPS. iii. The resources of the CBF. iv. Payments made by the Federal Government under the receivables of the CPS. v. Payments received from the supplier of Stand By Letters of Credit (CCSB’s). vi. Any goods and rights that are provided by any settlor. vii. Any values that are invested the cash amounts received by the above concepts, as well as income derived therefrom.	8,105,567	8,243,274	8,316,904

April 2012, Sarre and Pápagos, issued subordinated share certificates (“CBS”) for 167,958,000 and 189,377,000 UDIs, at Ps.4.763093 and Ps.4.748455 per UDI, respectively, equivalent to Ps.800 million and Ps.899 million, related to the inflation (“UDIBONOS”), maturing in 2032. The CBS were placed at par with a yield of 8%, equivalent to UDIBONOS plus 324 basis points. At December 31, 2015, the credit in UDIs is 240,429,000 UDIs, equivalent to Ps.1,294 million. The source of loan repayment is the receivables of service delivery contracts.	1,293,790	1,333,886	1,460,825

	December 31
	2015	2014	2013

Issuance of CBF for Ps.160 million, maturing in April 2032, accruing interest at a gross annual fixed interest of 10.10%. The amounts allocated are Ps.80 million Sarre and Ps.80 million to Papagos.	175,854	180,903	182,372

Construction:

Loan granted to ICASA in December 2012, up to an amount of Ps.950 million for working capital for the Nayarit Social Readaptation project; it accrues interest at a rate of 28- day TIIE plus 3.0 percentage points (6.78%, as of December 31, 2013); maturing in March 2017. This loan was settled in 2014.	—	—	576,201

Loan granted to ICASA in August 2014, maturing in July 2017, up to an amount of Ps.780 million at a fixed rate of 7.50%. The loan is guaranteed with the collection rights of the construction revenues of Nayarit project.	440,511	768,104	—

Real Estate Development:

Loan granted to Promotora Inmobiliaria PITCH, SA. de C.V. (“PITCH”), in January 2014, for U.S.$22.84 million, accruing interest at a Libor interest rate plus 4.5 percentage points for dollar disposals and TIIE plus 3.5 percentage points (7.06% and 6.82% as of December 31, 2015 and 2014, respectively) for peso disposals, maturing in January 2024, with a 2-year grace period beginning from the first disposal (February 2014). It will be paid in 32 quarterly amortizations with increasing principal payments, once the grace period expires (February 2016). The loan is for financing the initial stage of tourism development property Aak-Bal. Collateral been provided to the creditor trust, consisting of 236 condominium units owned by PITCH, with a minimum coverage of 2 to 1, and the land for hotel 41-A owned by Promoción Turística Aak-Bal, S. A. P. I. de C. V., related party. Additionally, it has ICA as joint obligor.

	379,898	322,825	—

Bridge loan granted to ICAPRIN together with PIADISA, in January 2014, for Ps.520 million for the development of ICA Campus project. The loan accrues interest at an annual fixed rate of 14.19%, maturing in January 2019. It has ICA, CICASA, CONOISA and CONEVISA as guarantors. At the date of these financial statements, guarantees related to this loan have not been executed.(1)	520,000	520,000	—

Others

Loan in U.S. dollars granted to ICA PLAN in July 2014, maturing in December 2015 at a fixed rate of 8.00%. Credit paid to exercise the financial instruments derived from shares, for which there was no cash flow (see Note 26)	—	202,656	—

Housing:

Bridge loan granted to Viveica in March 2011, for the development of projects, maturing in March 2014, accruing interest at the 28-day TIIE rate plus 4.0 percentage points (4.82% as of December 31, 2013, respectively).	—	—	167,779

	December 31
	2015	2014	2013

Various bridge loans granted to Viveica for the development of projects, with maturities ranging from 2013 to 2018, accruing interest at an interest rate of 28-day TIIE plus percentage points fluctuating between 3.5 and 5 (the average interest rate is for 8.16%, 8.01% and 8.30%, as of December 31, 2015, 2014 and 2013, respectively).	563,452	692,373	652,612

Other	108,599	353,742	157,151

	66,574,625	60,670,206	40,429,364
Less:
Financing commissions and issuance costs, net	(1,601,845)	(1,655,686)	(1,061,540)

Total debt	64,972,780	59,014,520	39,367,824
Current portion	(31,746,588)	(2,479,654)	(1,010,022)

Long-term debt	Ps.33,226,192	Ps.56,534,866	Ps.38,357,802

(1)

In December 2015, a cross-default occurred on this loan as a result of the failure of the Entity to pay interest of approximately U.S.$ 31 million corresponding to its U.S.$700 million Senior Notes also described in this note; accordingly, this debt is presented as current debt in consolidated statements of financial position at December 31, 2015.

b.	The scheduled maturities of long-term debt as of December 31, 2015, are presented in Note 30.

c.	As of December 31, 2015, the Entity has credit lines with financial institutions as follows:

Credit lines:
Amount awarded	Ps.	19,203,876
Used		11,086,491

Available to use (1)	Ps.	8,117,385

(1)

Includes credit line in UDI 95,256,361, equivalent to Ps.512,591, awarded to Rio de los Remedios project, maturing in July 2037 and interest rate of 10%. As of 31 December 2015, no dispositions have been made.

d.	Long-term debt issued by some Entity’s subsidiaries includes various covenants that restrict the ability of certain subsidiaries of the Entity to incur additional indebtedness and capital lease obligations, issue guarantees, sell fixed and other non-current assets and make capital distributions to ICA, as well as require compliance with certain other financial ratios. These financial ratios include: the ratio of total liabilities to equity; the ratio of current assets to current liabilities; the ratio of current assets less affiliated accounts receivable to current liabilities; and the ratio of operating earnings plus depreciation to net financing expenses. The covenants of the debt contracts only restrict the resources stemming from project related to the loan and generally they do not limit the operations of the related subsidiaries. In addition, some of the long-term bank loans contain cross-defaults upon a default of the Senior Notes issued by ICA.

For the years ended December 31, 2014 and 2013, the Entity and its subsidiaries were in compliance with such covenants.

e.	As mentioned in Note 2, due to the liquidity problems experienced by the Entity, which worsened in the last quarter of 2015, ICA management elected to use its resources mainly for its business operations and project execution rather than for paying the coupon interest of its U.S.$700 million Senior Notes with maturity in 2024, for the amount of U.S.$31 million that were due at the end of the month of December in 2015.

As a result of defaulting on this interest payment, cross defaults occurred in certain other long-term bank liabilities, which in certain cases; the related guarantees were enforced by the bank creditors in the first months of 2016. By virtue of the above, these loans and the Senior Note liabilities for the amount of Ps. 30,937,234, after fees and financing expenses, were reclassified to the short-term liabilities in the consolidated balance sheet of the Entity as of December 31, 2015.

f.	The Entity has issued guarantees to its subsidiaries for loans totaling Ps.6,582 million (see Note 29.k).

28.	Income tax

ISR – The rate was 30% for the years 2015, 2014 and 2013, and under the new Income Tax Law 2014 (2014 Income Tax Law) will continue at 30% for 2016 and subsequent years. The Entity incurred ISR on a consolidated basis through 2013 with its Mexican subsidiaries.

IETU – Beginning in 2014, the flat tax was eliminated. Accordingly, the Entity was subject to, and recognized, IETU through December 31, 2013, which is a tax based on cash flows from both income and deductions and certain tax credits in each year. The rate was 17.5%.

As opposed to ISR, the parent and its subsidiaries incurred IETU on an individual basis.

Tax Reform 2014

In December 2013, Congress approved the Mexican Tax Reform that included elimination the flat tax (“IETU”) and the tax consolidation regime. As a result of the elimination of the IETU, the Entity cancelled the deferred IETU in its consolidated financial statements. Regarding the tax consolidation regime, a desconsolidation option was established for groups which consolidated under such regime, and provided three alternatives for calculating the deferred tax at December 31, 2013, as well as a fractional payment scheme during the next five years.

The Entity has the obligation to pay the tax related to the deconsolidation that was deferred in 2007 and earlier fiscal years. This in accordance with Section XVIII of transitional ninth article of the 2014 Tax Reform, and because ICA was a holding company through December 31, 2013 and as of this date was subject to the payment schedule contained in section VI of article four of the transitional provisions of the Income Tax Law published in the Official Gazette of the Federation on December 7, 2009, or Article 70-A of the Income Tax Act 2013 which was subsequently abrogated by Tax Reform 2014 (“2014 Law”). The tax was determined from the date of deconsolidation and will be payable according to the options provided in the 2014 Law and over a 10-year period beginning in 2014, according with the tax reform of 2009, discussed below.

Tax Reform 2009

In December 2009, modifications were published to the Income Tax Law (“2009 Tax Reform”) effective as of 2010, which establish that: a) the payment of ISR on benefits received from tax consolidation of subsidiaries, obtained in the years 1999 through 2004, must be made in partial installments from the year 2010 until 2014 and b) the tax on benefits obtained from the tax consolidation of subsidiaries for 2005 and subsequent years will be paid during the sixth through tenth years after that in which the benefit was obtained. The payment of the tax on the dividends distributed between companies that consolidated for tax purposes, made in years prior to 1999, could also be required to be paid in some cases, as established in tax provisions, such as upon sale of the shares of the controlled companies or at the time the Entity eliminates the tax consolidation regime, among others

Based on the above, as of December 31, 2015, 2014, and 2013 the tax payable for deconsolidation totaled Ps.4,251 million, Ps.4,411 million and Ps.4,588 million, respectively, and Ps.102 million of IMPAC, see paragraph (e) of this Note.

Asset Tax (IMPAC)

From 2008, the IMPAC Law was eliminated; however, in certain circumstances, recovery of IMPAC paid in the ten years immediately preceding that in which for first time ISR is paid is permitted, in the terms of the law.

Optional Regime for Groups of Companies

The Entity elected to be in the new optional fiscal integration regime for group companies beginning in 2014, as permitted by the 2014 Law, having presented the appropriate notice to the tax authorities. The main features of this regime are: (i) a minimum controlling interest of 80% in the voting shares of integrated companies is required by the integrating entity, (ii) it allows the deferral of a portion of income tax up to three years, establishing strict controls of current income tax and paid at the individual level, (iii) tax loss carryforwards from integrated or integrative companies which belong to previous periods may not be incorporated into the regime; only tax loss carryforwards which are generated from the effective date of the change in the tax law may be incorporated into this regime, (iv) an integrating factor is determined which is applied by all companies in the group, individually, to determine the income tax payable, and the deferred income tax over three years.

Through December 31, 2013, current income tax was based on the greater of ISR and IETU. Additionally, as of December 31, 2013, only deferred ISR is calculated, as a result of the elimination of IETU.

a.	The income taxes are as follows:

Consolidated statements of financial position:

	December 31,
	2015	2014	2013
Assets:
Deferred ISR asset of subsidiaries	Ps. 3,170,040	Ps. 6,076,161	Ps. 4,198,832
Deferred ISR related to items in accumulated other comprehensive income	160,741	30,111	—
Tax credit for foreign taxes paid	—	55,427	249,644
Recoverable IMPAC	2,358	2,357	97,127

	Ps. 3,333,139	Ps. 6,164,056	Ps. 4,545,603

	December 31
	2015	2014	2013
Liabilities:
Deferred ISR liability of subsidiaries	Ps. 2,693,762	Ps. 2,600,527	Ps. 2,126,664
Deferred ISR related to items in accumulated other comprehensive income	172,471	15,476	(51,247)

	Ps. 2,866,233	Ps. 2,616,003	Ps. 2,075,417

Consolidated statements of comprehensive (loss) income:

	Year ended December 31
	2015	2014	2013
Current:
ISR	Ps. 889,860	Ps. 284,533	Ps. 326,557
IETU	—	—	21,515
IMPAC	—	—	(144,999)

	889,860	284,533	203,073

	Year ended December 31
	2015	2014	2013
Deferred:
ISR (1)	2,333,174	(1,034,114)	(64,804)
Tax credit for foreign taxes paid	—	(1,496)	—
Cancellation of deferred IETU	—	—	(512,469)
IMPAC	—	—	19,863

	2,333,174	(1,035,610)	(557,410)

Total income tax expense (benefit) in results	Ps. 3,223,034	Ps. (751,077)	Ps. (354,337)

(1)

During 2015, with the contraction of the construction industry and the appreciation of the U.S. dollar, principally, the Entity experienced a reduction in its revenues, which thereby directly impacted the generation of tax earnings that would allow the Entity to benefit from the amortization of its accrued tax losses. Notwithstanding, in the same year, in the framework of the third Presidential Address of the President Enrique Peña Nieto, announced the implementation of several initiatives to promote the economic development of the country. One of those initiatives is the creation of the “FIBRA E” as a new investment vehicle, which will allow public and private investors to monetize assets that have predictable and stable cash flows, under a tax program that reduces the tax levels and allows distributions. The FIBRA E represents an alternative investment substantially similar to the Master Limited Partnerships (MLPs) placed in the American market since 1981.

Among the exclusive activities to create the FIBRA E, there are investment projects in infrastructure, implemented through concessions, among others: i) roads, highways, railroad tracks, and bridges, ii) drinking water, drainage, sewage, and wastewater treatment, in accordance with the initiative announced.

ICA is eligible to create and apply the FIBRA E benefits, and until the last quarter of 2015, the projections indicated that the earnings generated through this mechanism would produce sufficient tax earnings to amortize the accrued tax losses. However, the default on interest payments related to the unsecured financial debt of the Entity, related to the three corporate bonds with expiration in 2017, 2021, and 2024 mentioned in Notes 27 and 42, as well as the default of certain obligations contained in other loan contracts with financial institutions as a result of cross-defaults (see Notes 27 and 42), make it unfeasible for the Entity to establish this FIBRA E mechanism. Notwithstanding the above, when the current operating and financial restructuring process is completed, the Entity believes it will have the possibility to implement the FIBRA E mechanism.

Tax losses to be amortized have been excluded from the determination of deferred tax assets as of December 31, 2015, originating the cancellation of deferred income tax assets for Ps.5,750 million. From a fiscal standpoint, the Entity maintains its right to amortize these losses, which depending on the result of each related entity, have duration between 6 and 10 years.

For the years ended December 31, 2015, 2014 and 2013, (loss) income before income taxes of foreign subsidiaries is Ps.(1,587) million, Ps.1,256 million and Ps.35 million, respectively.

b.	The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of net income before income tax is as follows:

	For the year ended December 31, 2015
	Amount	Rate %
Loss before income taxes	Ps. (16,540,823)
Current	889,860	(5.38%)
Deferred	2,333,174	(14.11%)

Total income taxes	3,223,034	(19.49%)
Add (deduct):
Inflationary effects on monetary position	(418,424)	2.53%
Non-deductible expenses	(513,250)	3.10%
Inflationary effects on tax loss carryforwards and investments in concessions	348,008	(2.10%)
Unrecognized deferred tax assets	(7,287,935)	44.06%
Effect of difference in rate of foreign subsidiaries	(283,289)	1.71%
Share in results of associated companies	(246,232)	1.49%
Effects of discount of the liability for tax deconsolidation	(45,827)	0.28%
Equity method investments	133,712	(0.81%)
Others	127,956	(0.77%)

Statutory rate	Ps. (4,962,247)	30.00%

	For the year ended December 31, 2014
	Amount	Rate %
Loss before income taxes	Ps. (2,836,966)
Current	284,533	(10.03%)
Deferred	(1,035,610)	36.50%

Total income taxes	(751,077)	26.47%
Add (deduct)
Inflationary effects	(554,484)	19.55%
Non-deductible expenses	(96,351)	3.40%
Dividend income	(3,779)	0.13%
Inflationary effects on tax loss carryforwards and investments in concessions	632,703	(22.30%)
Unrecognized deferred tax assets	(289,724)	10.21%
Taxable income of foreign subsidiaries	281,606	(9.93%)
Share in results of associated companies	164,761	(5.80%)
Effects of discount of the liability for tax deconsolidation	(95,339)	3.36%
Other	(139,407)	4.91%

Statutory rate	Ps. (851,091)	30.00%

	For the year ended December 31, 2013
	Entities incurring ISR			Entities incurring IETU
	Amount		Rate %	Amount		Rate %
Income before income taxes	Ps.	1,068,014		Ps.	1,068,014
Current		181,562	17.00%		21,515	2.01%
Deferred		(44,945)	(4.21)%		(512,469)	(47.98)%

Total income taxes		136,617	12.79%		(490,954)	(45.97)%
Add (deduct):
Inflationary effects		231,948	21.72%		—	—
Effects of permanent differences, mainly non-deductible expenses		25,054	2.35%		—	—
Effect of modification of tax rates (1)		(190,909)	(17.88)%		—	—

	For the year ended December 31, 2013
	Entities incurring ISR			Entities incurring IETU
	Amount		Rate %	Amount		Rate %
Taxable income of foreign subsidiaries		125,136	11.72%		—	—
IMPAC		(7,406)	(0.70%)		—	—
IETU		—	—		677,857	63.47%

Statutory rate	Ps.	320,440	30%	Ps.	186,903	17.50%

(1)	Corresponds to a modification to the statutory rate for years subsequent to 2013, which causes an effect in the rate reconciliation when applying at 28% rate to certain temporary differences.

c. As of December 31, 2015, 2014 and 2013, the main items comprising the balance of the deferred ISR asset (liability) are:

	December 31, 2015
	Deferred ISR asset		Deferred ISR liability
Liabilities:
Customers, mainly cost and estimated earnings in excess of billings on uncompleted contracts and others	Ps.	(3,453,528)	Ps.	(1,906,989)
Deferred expenses, expenditures for construction and others		(544,582)		(426,498)
Intangible assets from concessions		(2,021,759)		(1,699,943)
Other assets		(245,826)		(596,288)

Total liabilities		(6,265,695)		(4,629,718)

Assets:
Provisions, estimations and accrued expenses		1,296,593		747,660
Property, machinery and equipment		928,857		159,457
Real estate inventories		1,717,295		12,243
Advances from customers		1,500,045		145,520

		5,442,790		1,064,880

Deferred ISR liabilities on temporary differences		(822,905)		(3,564,838)

Tax loss carryforwards		3,992,945 (1)		871,076

Total net asset (liability)	Ps.	3,170,040	Ps.	(2,693,762)

	December 31, 2014
	Deferred ISR asset		Deferred ISR liability
Liabilities:
Customers, mainly cost and estimated earnings in excess of billings on uncompleted contracts and others	Ps.	(257,479)	Ps.	(8,273,896)
Deferred expenses, expenditures for construction and others		(560,909)		(274,423)
Intangible assets from concessions		(1,061,966)		(4,287,450)
Other assets		(785,726)		(168,184)

Total liabilities		(2,666,080)		(13,003,953)

Assets:
Provisions, estimations and accrued expenses		707,756		920,848
Property, machinery and equipment		411,092		288,981
Inventories		726,811		3,307,905
Advances from customers		142,746		1,242,842
Financial derivative instruments		72,717		—
Other liabilities		99,226		25,175

		2,160,348		5,785,751

Deferred ISR liabilities on temporary differences		(505,732)		(7,218,202)

Tax loss carryforwards		6,581,893 (1)		4,617,675

Total net asset (liability)	Ps	6,076,161	Ps.	(2,600,527)

	December 31, 2013
	Deferred ISR asset		Deferred ISR liability
Liabilities:
Customers, mainly cost and estimated earnings in excess of billings on uncompleted contracts and others	Ps.	(223,850)	Ps.	(7,926,113)
Inventories		(33,904)		(57,658)
Intangible assets from concessions		(1,888,500)		(5,409,624)
Other assets		—		(122,310)

Total liabilities		(2,146,254)		(13,515,705)

Assets:
Provisions, estimations and accrued expenses		299,287		785,445
Property, machinery and equipment		373,800		370,408
Real estate inventories		1,210,703		4,617,092
Advances from customers		178,615		1,172,362
Others		—		—

		2,062,405		6,945,307

Deferred ISR liabilities on temporary differences		(83,849)		(6,570,398)

Tax loss carryforwards		4,282,681 (1)		4,443,734

Total net asset (liability)	Ps.	4,198,832	Ps.	(2,126,664)

(1)

At December 31, 2015, 2014 and 2013, the Entity recognized a deferred tax asset of Ps.3,993, million, Ps.6,582 million and Ps.4,283 million, respectively, tax loss carryforwards of subsidiaries. Management has the expectation of applying such benefits in accordance with projections of taxable income in the related entities coupled with tax strategies with expected favorable outcomes.

d.	The changes in deferred tax assets and liabilities during the year are as follows:

	December 31,
	2015		2014		2013
Beginning balance	Ps.	(3,548,053)	Ps.	(2,470,187)	Ps.	(2,730,331)
ISR in results		2,333,174		(1,035,610)		(64,804)
Business acquisitions and others		—		(67,867)		143,761
Recoverable IMPAC		—		(6,441)		(97,127)
Tax effects recognized in other comprehensive (loss) income and equity (see paragraph (h))		26,710		36,611		25,580
Tax on sale of non-controlling interest included in retained earnings (see paragraph (h))		376,929		—		336,658
Tax credit for foreign taxes paid		55,427		194,217		130,848
Income tax of equity forward recorded in additional paid-in capital				(17,068)		(5,438)
Others		288,907		(181,709)		303,136
IETU		—		—		(512,469)

Ending balance	Ps.	(466,906)	Ps.	(3,548,053)	Ps.	(2,470,186)

e.	Tax consolidation:

Changes in the income tax liability resulting from fiscal deconsolidation are as follows:

			December 31,
	2015		2014		2013
Beginning balance	Ps.	4,411,697	Ps.	4,588,523	Ps.	4,901,137
Increase in liability for tax consolidation		(61,267)		(93,174)		1,604,860
Unused tax losses in tax consolidation		—		—		(1,643,502)
Inflation		88,660		172,941		—
Payments		(187,985)		(256,593)		(273,972)

Total income tax payable for deconsolidation		4,251,105		4,411,697		4,588,523
Current income tax payable for deconsolidation		(1,228,380)		(182,509)		(260,236)
Discount of tax liability by deconsolidation, arising from definition of specific time to payment		(405,268)		(530,633)		(675,000)

Non-current income tax payable for deconsolidation	Ps.	2,617,457	Ps.	3,698,555	Ps	3,653,287

The income tax at December 31, 2015 on the tax consolidation will be paid as follows:

Year	Deferred ISR
2016	Ps.	1,228,380
2017		369,905
2018		454,204
2019		679,518
2020		588,678
2021-2024		930,420

	Ps.	4,251,105

However, the Entity did not make the 2016 payment which was due on March 31, 2016, in the amount of Ps.325 million. This originated the automatic enforceability of income tax payable for the years 2007, 2008 and 2010, amounting to Ps.903 million. Therefore, this amount was reclassified to current income tax payable as of December 31, 2015. Therefore, the current liability for tax deconsolidation at the issuance date of this report amounts to Ps.1,228 million as disclosed in the table above.

As of December 31, 2013, a liability for IMPAC of Ps.101 million was recognized, which was cancelled during 2014 by certain tax provisions effective from this year. Additionally, the IMPAC asset recorded of Ps.95 million was also eliminated accordingly.

f.	The benefits from tax loss carryforwards, for which a deferred ISR asset has been recognized, can be recovered under certain circumstances. Expiration dates and restated amounts as of December 31, 2015 are:

Year of	Tax loss
Expiration	carry forwards
2017	Ps.	7,396
2018		99,270
2019		191,607
2020		589,972
2021		47,398
2022		976,574
2023		2,772,589
2024		1,266,156
2025		10,262,440

	Ps.	16,213,402

Additionally, each concession has received the approval of the Mexican Tax Authorities to amortize the tax losses until they are exhausted, the term of the concession has been completed or the concessions have been liquidated. The total amount of tax loss carry forwards from concessions which do not have an expiration date is Ps.9,035 million.

g.	Certain tax loss carry forwards that can be used to offset future taxable income were not included in the determination of deferred tax of 2015, because the Entity believes it is not likely to recover are for Ps.24,836 million. Expiration dates and restated amounts at December 31, 2015, are as follows:

Year of	Tax loss
Expiration	carry forwards
2016	Ps.	407,897
2017		738,835
2018		330,574
2019		576,007
2020		590,115
2021		2,767,458
2022		3,177,405
2023		1,052,322
2024		8,479,693
2025		6,715,963

	Ps	24,836,269

As of December 31, 2015, the Entity assessed the probability for recovery of these tax loss carry forwards; based on its analysis, it determined that it is not probable that sufficient taxable profits will be available to allow approximately Ps.19,166 million of tax loss carryforwards to be recovered. Accordingly, the Entity did cancelled Ps.5,750 million of deferred income tax assets. However, from a fiscal standpoint, the Entity maintains its right to redeem this tax loss, which have a term ranging between 6 and 10 years, see subsection (a) of this Note.

h.	Income tax recognized in other comprehensive (loss) income or directly in equity:

	December 31,
	2015		2014		2013
Deferred taxes
Income and expense recognized in other comprehensive income:
Labor obligations	Ps.	39,421	Ps.	(32,520)	Ps.	(15,020)
Valuation of financial instruments treated as cash flow hedges		(293,289)		163,200		90,699
Valuation of financial instruments treated as cash flow hedges of associates and joint ventures		(26,444)		165,136		219,624

		(280,312)		295,816		295,303

Reclassifications from equity to income:
Related to cash flow hedges		226,557		(279,308)		(92,452)
Related to cash flow hedges of associates and joint ventures		2,798		(109,280)		(324,366)

Total deferred taxes included in other comprehensive (loss) income		(50,957)		(92,772)		(121,515)

Less:
Deferred tax of associated companies, joint ventures and other		24,247		73,229		95,935

Deferred taxes of subsidiaries in other comprehensive (loss) income (see paragraph (d))		(26,710)		(36,611)		(25,580)
Deferred income taxes recognized directly in equity:
Equity forward recorded in additional paid-in capital		—		(17,068)		(5,438)
Income tax from sale of non-controlling interest, recorded in retained earnings (see paragraph (d))		(376,929)		—		(336,658)

	Ps.	(403,639)	Ps.	(53,679)	Ps.	(367,676)

i.	The balances of stockholders’ equity tax accounts at December 31, 2015, 2014 and 2013 are as follows::

	December 31,
	2015		2014		2013
Contributed capital account	Ps.	30,688,001	Ps.	29,842,924	Ps.	28,933,356
Net consolidated tax profit account		17,181,910		16,800,399		16,147,174

Total	Ps.	47,869,911	Ps.	46,643,323	Ps.	45,080,530

29.	Contingencies

a.	Lawsuits and litigation - At December 31, 2015, there are several labor issues against many of the Entity’s subsidiaries in process, arising in the ordinary course of business. The Entity’s management and legal advisers expect that, given their nature, the resolutions of these lawsuits and claims will not represent a significant economic effect and will not have a significant effect in the consolidated financial statements in the years of resolution of these matters, either individually or as a whole.

b.	Tax lawsuits - As of the date of these financial statements, ICA and certain of its subsidiaries are in the process of settling several tax disputes before the relevant authorities. Given that these disputes relate to the return or recovery of taxes paid by the Entity’s subsidiaries before filing such claims, the Entity does not expect to pay any additional amounts in the event it does not obtain favorable resolutions of such matters.

c.	Labor Trials – There are several ongoing labor trials, filed against the various subsidiaries. Considering their nature, and even collectively, they do not represent a significant economic impact, because in the vast majority of the trials a conciliatory agreement is reached with the workers, in amounts equivalent to 30 and 45 days of wage. The amounts could be of 10 to 20 thousand pesos, and in those cases where the entire process is exhausted, agreements are reached to cancel up to 50% of their value.

d.	Reorganization Trials – As of the date of these financial statements, no reorganization legal proceedings have been filed against any ICA Entity.

e.	Construction

Línea 12 del Metro

1.a)	Collection civil suit

On December 14, 2012, ICA, – together with its partners Carso Infraestructura and Construccion, S.A. de C.V. (“CARSO”), and Alstom Mexicana, S.A. de C.V. (“ALSTOM”) (collectively with ICA, the “Consortium”) –, filed a civil lawsuit against the Federal District Government (“GDF”), the Federal District Secretary of Works and Services, and the deconcentrated body called the Federal District Subway Project.

The above was derived from the collection of additional and extraordinary works outside the scope of the Lump Work Agreement No. 8.07 C0 01 T.2.022, executed on June 17, 2008, for the execution of the Mexico City Subway Line 12 Project.

The benefits demanded were the payment of the amount of Ps.3,835 million, plus the value-added tax and the amount of Ps.118 million, for the concept of financial expenses caused by the delay in the payment of work estimates, in addition to the delinquent interest, legal expenses and costs generated throughout the trial duration.

As far as ICA is concerned, the benefits claimed amount to the sum of Ps.2,691 million, plus the value-added tax.

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

Through the ruling issued on February 25, 2015, the Judge accepted the aforementioned legal action and served a summons to the GDF on March 3, 2015. The deadline for the GDF to reply to this summons ended on March 18, 2015.

After several jurisdictional challenges concerning the venue of the Federal Courts that should resolve the proceeding as well as proper lawsuit integration, the proceeding is currently in its final evidence submittal stage.

On April 15, 2016, the file was referred for sentence issuance, which the Entity considers will be favorable to the interests of the Consortium. Therefore, the Entity believes that it is probable that it will recover the amounts it is owed.

In addition to the aforementioned lawsuit, the Consortium filed two additional lawsuits as well as two other pending lawsuits discussed below, through which it is demanding from the GDF the payment of various items that were not included in the expert opinion, such as: pending estimates, maintenance works, refurbishing of the tracks Atlalilco - San Andrés stretch, social effects, among others, for the total amount of Ps.575,736.

On February 18, 2016, the Consortium filed a federal ordinary civil lawsuit against the GDF for the amount of Ps.346,979, related to amounts owed to the Consortium from the GDF for the execution of contract 022, which does not consider the execution of additional works and / or extraordinary works.

Also, on February 18, 2016, the Consortium filed a claim against the GDF for having to manage several social issues related to the Line 12 construction. The GDF and the Consortium entered into a debt acknowledgement agreement, which resulted in an amount owed by the GDF in favor of the Consortium for Ps.63,360.

The Entity believes it has sufficient documentary evidence of the amounts it is owed and as such, has high probabilities of recovering its accounts receivable.

The filing of two claims is pending, of which the notary payment requirements have been made to the GDF, and which consist of the following:

1.1.a) For concept of various activities and works related to maintenance of Line 12, not considered in the Public Work Contract 022, and in the Agreement of December 13, 2013, and which activities were performed at the direction of the GDF, generating a charge in favor of the Consortium for Ps.133,853.

1.2.b) For concept of various activities and works related to the Line 12 refurbishment, different from those considered in the Contract 022 and in the Agreement of December 13, 2013, which were performed at the direction of the GDF, generating a charge in favor of the Consortium for a credit of Ps.31,543.

As of April 15, 2016, these latter claims have not been filed yet, because it was necessary to wait 30 business days from the date when the notary payment request was made to the GDF. The Entity believes it will submit these claims in mid 2016.

1.b)	Local Declarative Action filed by GDF

On April 24, 2014, the GDF filed an ordinary civil proceeding (“Declarative Action”) against ICA, CARSO, and ALSTOM individually.

In this claim, the GDF intends to obtain a legal judgment that determines that the work contract related to the Line 12 was executed under the “lump sum” modality and that for this reason, no modification to the amount and execution period is founded, and accordingly, evade the payment obligation of any additional work that the Consortium might demand. In this lawsuit, the GDF is not demanding any amount.

In March 2015, this lawsuit was at the evidence submission stage. However, it does not imply a direct economic contingency to the Entity because a declaratory action is exclusively intended to obtain a legal ruling regarding the proposed concepts rather than to obtain an economic settlement.

It is important to highlight that among the challenges posed by the Consortium was the lack of jurisdiction of the Local Courts to hear the issues related to the Contract 022, because if federal resources had been involved, the federal legislation was applicable and, consequently, the Federal Courts would be the appropriate venue.

As the Federal District Civil Judge confirmed its jurisdiction, the Consortium appealed to the refusal of jurisdiction acceptance. Therefore, the Civil Room that learnt of this appeal resolved in favor of the Consortium, stating that it is federal jurisdiction.

For reason of this resolution, the GDF promoted an “amparo”, which was denied. With this sentence, the GDF filed a revision recourse, which should have been resolved by a Collegiate Court, but was adopted by the Supreme Court of Justice of the Nation. The resolution is pending.

On March 12, 2015, Judge 61 issued sentence in the Declarative Action in favor of the GDF. Both the GDF and the Consortium filed an appeal, which was resolved by the Civil Court, favoring the GDF again. Therefore, both the GDF and the Consortium filed again an amparo trial, which resolution is pending by a Collegiate Court. As of April 15, 2016, this process is suspended until the lack of jurisdiction is resolved by the Supreme Court of Justice of the Nation.

1.c)	Contract Settlement and Acquittal Process.

In September 2014, the Consortium presented an indirect amparo claim against the imminent unilateral contract settlement and acquittance by the GDF through which, the GDF intended to impose certain economic penalties for supposed work shortages or works executed improperly, as well against the unconstitutionality of article 57 of the Federal District Law of Public Works.

By virtue of the above, the Sixteenth Judge of District in Administrative Matters granted to the Consortium the final suspension so that GDF refrains from enforcing the guarantees granted by the Consortium, concerning the work contract settlement and acquittance. With this suspension, the GDF is prevented from performing arbitrarily any action with the intention of imposing sanctions or charges, including the enforcement of the performance bond against the Consortium, until this amparo trial is finally resolved.

However, on January 9, 2015, for the fourth time the Consortium expanded said amparo claim because on December 5, 2014, the GDF issued the Unilateral Acquittance of the Public Work Contract. Thus, through agreement of February 27, 2015, this extension was admitted for proceeding by the Judge.

As of March 2015, this amparo was in the period of evidence submittal by the Consortium.

This amparo was resolved by sentence of September 11, 2015 in favor of the Consortium, which determined essentially that the Unilateral Settlement Document must be declared without effect and that to that date the powers of the GDF to issue any settlement and / or a quittance related to the Public Work Contract 022 have expired.

Even though the amparo was resolved in favor of the Consortium, and that the sentence was not favorable in all the acts claimed, both the Consortium and the GDF filed revision recourses, which resolution is pending until the Supreme Court of Justice of the Nations issues a decision about the lack of jurisdiction controversy.

For reason of granting the amparo suspension, first the District Judge took as guarantee for said suspension the bond that the Consortium had submitted to guarantee the hidden defects that could appear in the work. However, when the duration of said bond policy expired on May 6, 2015, the District Judge requested a new guarantee, which the Consortium did not grant. So, the suspension had no longer force and effect and the GDF demanded to Ace Fianzas Monterrey (“ACE”) the bond payment.

Discontented with this request, ACE brought a nullity action before the Federal Court of Tax and Administrative Justice. The resolution of this proceeding is still pending as of the date of these financial statements.

On the other hand, the Consortium promoted an indirect amparo trial for reason of the bond claim submitted by the GDF, which resolution is still pending as of the date of these financial statements.

In the aforementioned proceedings, we consider that the decision will be favorable to the interests of the Consortium.

Acueducto II de Querétaro

By virtue of the construction of the project Acueducto II de Querétaro, various controversies emerged with the customer, Comision Estatal de Agua de Querétaro (“CEAQ”), because during the work development, there were several concepts that increased the value of the original budget. Therefore, on December 19, 2013, through Notary Public, a formal payment request was presented. However, the CEAQ did not give any reply.

In April 2014, the claim was submitted before the District Judge in Civil Matter in Querétaro for the amount of Ps.474,186.

However, the Judge declared its incapacity to rule, considering that this issue must be heard by the Judge in administrative matters; therefore, Suministro de Agua de Querétaro (“SAQSA”) filed an appeal.

The Court that heard of the appeal resolved that this is a civil, not an administrative, issue, but considered that it is the competency of a District Judge of the Federal District, based on what was agreed in one of the modifying agreements to the contract, ordering that the lawsuit and its annexes were returned to SAQSA.

In November 2014, the claim was filed again, residing in the Seventh Judge of District in Civil Matters in the Federal Districts. Therefore, in December 2014, CEAQ, BANOBRAS, and one of the two supervisory companies were summoned.

In January 2015, the CEAQ and BANOBRAS replied to the claim, opposing on the grounds of lack of jurisdiction by matter and by territory, that is, that the process must be in administrative matters and processed in the City of Querétaro.

The Court resolved that the lack of jurisdiction challenges were unfounded. Therefore the CEAQ and BANOBRAS filed an appeal. The decision was issued against them. Thus, both institutions filed an amparo action against the sentence of October 30, 2015, issued by the Third Unit Court in Civil and Administrative Matters of First Circuit, which resolved to declare that the Third Judge of District in Civil Matters in Mexico City had jurisdiction.

On April 15, 2016, the Second Unit Court in Civil and Administrative Matters of the First Circuit issued a sentence resolving not to protect the CEAQ and BANOBRAS.

CEAQ and BANOBRAS could file a revision recourse against this sentence.

SAQSA and the CEAQ have held several discussions to reach a conciliatory agreement. They are analyzing the technical concepts of the claim, the financial aspects to see how the debt could be paid, and finally, the legal aspects to conclude the legal process and execute a modifying agreement to the CPS.

Based on the evidence that SAQSA submitted in the claim, the Entity believes there is a high probability that it will recover the amounts it is owed.

Distribuidor Vial Puebla

The government of the state of Puebla, through the State Infrastructure Secretary, initiated a bid for the modernization of the interchange of the Mexico – Puebla highway and the Santa Ana – Chautempan freeway.

The original amount of the contract was of Ps.670,000; the Project was completed with a total investment of Ps.1,119,000. Therefore, there is a difference in favor of ICA of approximately Ps.450,000.

During the work execution, various factors occurred that affected the work program and scope, causing cost overruns to ICA, such as:

1.	Various real estate properties required for the work execution were not cleared;

2.	The executive project was modified;

3.	ICA had to make extraordinary expense to release the rights of way, and

4.	There was social opposition that delayed the agreed-upon program schedule.

On December 5, 2013, a formal payment request was made to the Infrastructure Secretary of the State of Puebla. However, this authority did not reply. Therefore, on August 22, 2015, the claim was submitted before the local courts of the state of Puebla for the amount of Ps.472,789.

Management considers that it has robust elements to recover the amounts described herein.

According to the legislation of the state of Puebla, before bringing a lawsuit, the defendant must be summoned on three occasions at least to see if a conciliatory agreement can be reached. Otherwise, the defendant is summoned and is granted a certain time to reply to the claim. This is what happened in this issue.

However, as the Government of Puebla did not appear in the three conciliation hearings, it was summoned and during the time given for it to reply to the claim, the file that contained the Entity’s demand was lost.

For the above reasons and due to the delays of the Court to expedite the document replacement, ICA filed several amparos to exercise pressure on the Judge and ordered the replacement, which was ultimately replaced. The government of the state of Puebla replied to the demand and as of the date of these financial statements, it is in evidence submittal stage. On April 20, 2016, the expert evidence was submitted, offered by ICA in financial engineering, costs, technical and accounting matters.

It is worth mentioning that the government of the state of Puebla did not offer any expert evidence. Therefore, the Entity considers that there are high probabilities to recover certain amounts it is owed as its expert evidence is properly supported.

The Entity estimates that the recovery process will take at least twelve months.

ICA vs Hermosa Provincia

ICA filed a claim against Constructora Hermosa Provincia, because that company has sued ICA on several occasions for civil matters to pay several benefits. The judges that have heard these claims have determined that statute of limitations on the right to sue ICA have expired.

The elements submitted to support the investigation and evidence the facts were the documents of the different civil actions that the Constructora Hermosa Provincia has filed. It was proved that the decisions established the statute of limitations as well as res judicata (a matter already judged).

The prevailing problem is that the address of this company cannot be located. Thus, the lawyer and attorney-in-fact that promote the claims have never indicated an address for service of notice and they have always indicated the courthouse at the address to be served notice.

In 2015, Constructora Hermosa Provincia filed a new civil claim, demanding the same benefits against ICA, but now for the amount of Ps.42,500, superior to the previous demands. Therefore, a claim expansion will be presented.

The Entity insist that the rights of Hermosa Provincia have expired and is res judicata. However, it is necessary to deal with the claims and follow-up on them in order to halt further legal action brought forth by this company.

The Entity has not recorded any provision relating to this claim, as it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation

ICA vs Ignacio Domínguez Parra y Simón García Huizar (Mazatlán)

ICA filed a claim against Messrs. Ignacio Dominguez Parra and Simon Garcia Huizar. These individuals were paid various compensations ordered by civil authority twenty years ago, but continue to try to obtain undue personal advantage, based on arbitrary, illegal, and inaccurate statements in several demands of guarantees, intending to obtain illegal profits for the amount of Ps.469,000.

Ignacio Dominguez Parra filed an amparo action before the Court of District for fear of being arrested when he gave his statement before the Prosecutor’s Office. The decision was not to protect him and the amparo was denied.

In parallel, his partner, Simon Garcia Huizar, gave his statement before the Public Prosecutor’s Office. He said that he has not filed any action against ICA because twenty years ago ICA paid them for their claim, which was founded at that time.

With the above statement, the Federal Prosecutor’s Office issued the order of appearance and location of Ignacio Dominguez Parra. So, this individual filed a new amparo action, which resolution is currently pending.

As of the date of these financial statements, the preliminary investigation is on hold until the above-mentioned amparo action is resolved.

It is worth mentioniong that in the amparo suit, the Supreme Court of Justice of the Nation resolved that it the case was res judicata (a matter already judged). Therefore, the Entity believes it is remote that there will be an unfavorable outcome.

Bahía Petempich

ICA filed an ordinary commercial trial against the company Desarrolladora Bahía Petempich to demand the payment of Ps.67,349, for concept of the remaining balance of the price agreed for the construction of the project called Bahía Petempich, as well as for financial expenses, additional and extraordinary works.

For reason of several procedural actions, the trial was suspended for threes year and it was not until the month of March 2015 that the process continued. As of the date of these financial statements, it is in the judgment issuance process in the first instance.

The Entity considers that the probability of recovery of the account receivable is remote and has recorded allowance for doubtful accounts.

f.	ICA Infraestructura

José de Jesús Montes Lozano.

The controversy originated in a highway accident that occurred on December 24, 1999 in the Autopista de Occidente, operated by Maxipistas, S.A. de C.V. (“MAXIPISTAS”), caused by excessive speed and a tire abandoned on the highway. Two people died.

Consequently, on December 14, 2001, the successors of the deceased demanded the payment of various compensations, which were indicated only conceptually, with the intention of quantifying them in the sentence issuance. So far, the amount is unknown.

On November 10, 2008, sentence was issued in the first instance, condemning MAXIPISTAS to pay to the plaintiff the amounts for concept of indemnification for moral and psychological damage that are quantified. However, this sentence is not final because of several challenges submitted by the parties.

In January 2013, the plaintiff filed a claim to the Supreme Court of Justice of the Nation, for that the legal judgment, mentioned in the preceding paragraph, was considered final and thus executed against Maxipistas. However, the Entity considers that legal decision shall be issued in its favor, if the judgment has not been final, is because the plaintiff has challenged the resolutions of the original

Judge, mainly because it did not quantify at the appropriate procedural moment the compensation of moral damages. Thus, the Entity has not recorded any provision relating to this lawsuit, as it is not probable that an outflow of resources economic will be required to settle these obligation.

Concerning the admission of the claim submitted before the Supreme Court of Justice of the Nation, the Entity was never given notice because it has been dismissed.

In December 2013, the file was referred to the court of origin in Guadalajara, Jalisco, where it was expected that the plaintiff would declare the amount that it is seeking under the lawsuit.

This trial did not have any procedural movements during 2014.

In 2015, the plaintiff reiterated what it demanded in its initial writing, which was for an approximate indemnification amount of Ps.100,000. The Judge decided to process it, emphasizing that this award would occur according to a resolution that was not challenged by the plaintiff. Additionally, the Judge indicated that the only indemnification applicable was for lost profits, meaning that the amount to be paid must match what each of the victims would have earned in minimum wage and in accordance with the life expectancy they had when they died, reducing significantly the indemnification to an amount not to exceed Ps.3,000.

By virtue of the above, the plaintiff appealed and as of the date of the financial statements, the proceeding is suspended until this recourse is resolved. The Entity believes that there is a high probability that the resolution will be in favor of the interests of ICA.

g.	Inmobiliaria Baja

Indemnification request for expropriation of plots of land in Querétaro

In writing dated November 27, 2013, Inmobiliaria Baja, S.A. de C.V. (hereinafter, Inmobiliaria Baja), requested to the Ministry of Communications and Transportation the payment of indemnifications owed for reason of the expropriation of two plots of land, one of 159,887.75 m2 (larger plot of land) and another of 60,487.75 m2 (smaller plot of land) located in the city of Querétaro, Querétaro.

This request was filed before the General Civil Aviation Direction (hereinafter, the DGAC); and through official document number 4.1.-372, dated April 4, 2014, it refused to admit said request by considering that the right to submit it had expired.

Inmobiliaria Baja filed an indirect amparo action against the denial of the DGAC, which was processed before the Sixteenth Court of Justice in Administrative Matters of the First Circuit, with the file number 747/2014, and it was resolved through final sentence of July 31, 2014, granting the amparo to Inmobiliaria Baja so that the DGAC leaves without effect the official document number 4.1.-372 of April 4, 2014 through which it refused to admit the request of Inmobiliaria Baja, and it deals with its request that consists of determining the indemnification derived from the expropriations.

The First Collegiate Court of Circuit of the Auxiliary Center of the First Region, located in Mexico City, confirmed the above final sentence.

In compliance with the above, the DGAC declared null and void the official document number 4.1.-372 dated April 4, 2014 and it admitted for processing the request of Inmobiliaria Baja, communicating to it that it would request to Instituto de Administracion y Avaluos de Bienes Nacionales (hereinafter, INDAABIN) to determine through an appraisal the price that it would establish as indemnification of the areas expropriated.

Through various writings of November 3 and 4, 2015, Inmobiliaria Baja requested to the DGAC to be given notice of the appraisals that the INDAABIN issued to determine the indemnification price, but no reply was obtained.

In disagreement with the above, Inmobiliaria Baja filed an indirect amparo action against the omission and delay of the DGAC to give notice of the appraisals and to resolve the proceeding concerning the payment of the indemnifications owed, which is processed before the Sixteenth Court of District in Administrative Matters of the First Circuit with the file number 2093/2015.

For reason of this amparo trial, the DGAC submitted the appraisals and Inmobiliaria Baja had knowledge of them, and has expanded its initial claim document to demand only the appraisal made to the larger plot of land, because the amount determined as indemnification payment for it is derived from an appraisal updating that has expired.

In January 2014, Inmobiliaria Baja requested the appraisal of the plots of land, resulting in the following:

•	Larger plot of land Ps.271,193 and

•	Smaller plot of land Ps.102,594

The INDAABIN issued the following appraisal:

•	Larger plot of land Ps.279 and

•	Smaller plot of land Ps.210,093

The Entity considers that the INDAABIN must correct the appraisal amount of the larger plot of land, because it is illogical that the smaller plot of land has a superior value. The Entity considers that the probability of recovery of the superior values is high.

h.	ICA Internacional

Instituto de Desarrollo Urbano del Distrito Capital de Bogotá, Colombia (“IDU”)

In April 2002, ICA was condemned by an arbitration court to pay to the IDU an indemnification for default in a work contract of the project “Mall Vial” in Bogotá, for approximately US$2,200,000, and established the criteria for the contract acquittance. This decision was acknowledged by the Mexican judicial authority in January 2009 and the resulting amount was paid.

In another proceeding related to the same project, the IDU filed a lawsuit against ICA before a court of Colombia for damages and contract default, for an approximate amount of US$4,720,000, and filed a claim against the bonding company for the return of the advance payment that had not been amortized.

On the other hand, ICA filed a counterclaim demanding an indemnification plus damages and losses for the amount of US$17,800,000. The Court ordered the suspension of all the actions against the bonding company until the resolution of the counterclaim filed by ICA.

In June 2011, the suspension of the process ordered by the Judge in the executive proceeding, filed against the bonding company, was completed, updating the possibility that despite the mutual claims of the parties, the bond enforcement could be requested for the amount of US$17,000,000 plus interest, even though there are legal recourses to challenge this type of determination.

On September 26, 2012, a conciliation settlement was executed between the parties, with the intention to put an end to all the controversies derived from the execution of the contract 462 of 1997. This agreement was submitted before the Administrative Court of Cundinamarca, which to make a determination, it requested the Attorney General’s Office of the Nation of Colombia to provide its opinion to this regard.

On February 28, 2013, the Administrative Court of Cundinamarca denied the conciliation with the IDU. Therefore, on March 8, 2013, ICA filed an appeal recourse, which was resolved through sentence of April 17, 2013. In this sentence, the partial suspensive effect was granted against the decree in which the conciliation proposal was partially accepted and the file was sent to the Council of State for its resolution.

With regards to the executive process started by the IDU against Chubb de Colombia de Seguros S.A. and ICA, for the collection of the resolution that declared the contract expiration and enforced the pecuniary criminal clause (proceeding No. 2002-02258), the Court issued sentence on October 18, 2013, in which it did not give a statement about the exceptions presented by ICA, and ordered to continue with the enforcement. Against this decision an appeal recourse was filed on November 28, 2103, based mainly on the conciliation agreed with the IDU. Through decree of April 28, 2014, the Council of State admitted the waiver, thus putting an end to this proceeding.

Concerning the executive process started by the IDU against Chubb de Colombia de Seguros S.A. e ICA, for the collection of the resolution that enforced the amparo of down payment of the performance guarantee (proceeding no. 2003-00429), the Administrative Court of Cundinamarca stated that there was no evidence for the exceptions proposed by Chubb de Colombia de Seguros S.A. Therefore, it ordered to continue with the enforcement of the amount indicated in the claim presented on February 18, 2003. Against this decree, on May 3, 2013, an appeal recourse was submitted and a nullity request.

Through resolution of October 24, 2013, the Council of State approved the conciliation agreed with the IDU. Therefore, the parties consider that the contract 462 of 1997 has been acquitted. As a result of the above, ICA made the payment of the sums involved in the conciliation, and the IDU presented its respective waiver in the executive proceeding no. 2002-2258, which was accepted through a decree of the Council of State, notified on May 6, 2014.

On May 14, 2014, the IDU presented the corresponding waiver to the proceeding no. 2003-00429, which had a negative resolution through decree of August 4, 2014 because the IDU representative did not have the express power to withdraw from the proceeding.

On August 14, 2014, the IDU lawyer filed an appeal for reversal, accompanied by a new power of attorney, through which the IDU authorized the express withdraw from the proceeding. From August 28, 2014, the proceeding is with the Residing Judge for the recourse resolution.

Through decree of February 12, 2015, it was partially resolved favorably, because the Residing Judge only accepted the waiver about the IDU, arguing this time that the plaintiffs are two different entities; the IDU and the Capital District – Ministry of Public Works, and that the request was submitted only by the representative of the IDU. Against this decision, the representative of the IDU presented on February 20, 2015 an appeal for reversal, which was rejected at it was found unfounded through decree of April 29, 2015, in which the Council of State also ordered to continue with the proceeding.

Through decree of August 20, 2015, the Council of State decided to admit the appeal recourse presented by Chubb, against the judgment in the first instance, issued by the Administrative Court of Cundinamarca on April 12, 2013.

In continuation with the proceeding, through decree of September 16, 2015, the Council of State gave notice to the parties so that they presented their conclusion allegations, but against that decision, the IDU also filed an appeal for reversal. Since October 29, 2015 to this date, the process has been with the Residing Judge for its study and resolution.

Direct repair process started by the Corporacion Autonoma Regional de la Frontera Nororiental (“CORPONOR”) against the Consortium ICAMEX – TERMOTÉCNICA

On September 28, 2012, the CORPONOR gave notice to the Consortium ICAMEX – TERMOTÉCNICA of the out-of-court conciliation request in which this Consortium is assigned, as well as the Empresa Colombiana de Petroleos ECOPETROL, S.A., the direct repair for environmental damages as a result of the hydrocarbon spill that occurred in the oil duct Caño Limon – Coveñas.

The sum anticipated by CORPONOR to recover the ecosystem and leave it in the condition it was before the spill amounts to approximately US $18,510,000.

CORPONOR communicated to the parties involved that an out-of-court conciliation hearing would be held on November 7, 2012. In this hearing, an agreement was not reached. Therefore, CORPONOR could proceed to file a demand against the Consortium ICAMEX – TERMOTÉCNICA.

As a result of the above, on December 9, 2013, CORPONOR filed before the Administrative Court of Norte de Santander the demand of direct repair against Ecopetrol and the Consortium ICAMEX – TERMOTÉCNICA, which was admitted through decree of March 5, 2014.

On April 28, 2015, the initial hearing of the proceeding was held, with the opportunity to defend the exceptions stated in the reply to the lawsuit, but they were denied by the Judge. Against this determination, ICAMEX- TERMOTÉCNICA filed an appeal recourse, which was resolved unfavorably on July 21, 2015 by the Council of State, considering that they must be resolved in the final judgment.

The file was returned to the Administrative Court of Norte de Santander to continue with the proceeding. Through decree of October 5, 2015, the parties were called so that on January 26, 2016 the Initial Hearing continues.

Notwithstanding the above, it is not considered that is necessary to create a reserve to deal with this process, as there is no legal indicator currently in the trial about a potential contingency. Even though the trials started in 2012, the court has had delays and it is during the evidence stage that the legal proceeding has been delayed. Additionally and based on the information available, including the review of the contract between the consortium and ECOPETROL, the belief is that there is a valid defense that the hydrocarbon spill is not attributable to the Consortium ICAMEX – TERMOTECNICA, and that the demands of the government are outside the contract scope.

According to what mentioned in the previous paragraph, The Entity has not recorded any provision relating to this lawsuit, as it is not probable that an outflow of resources economic will be required to settle these obligations.

Lawsuit against ICA Panamá, S.A. for the rights of way of the Corredor Sur

Banco Hipotecario Nacional (“BHN”) filed and ordinary proceeding of a higher amount against ICA Panamá, S.A. for the effects caused by the use of rights of way of the Corredor Sur, which was admitted by the Third Court or Circuit on December 11 2003. In it, it is demanding the payment of the amount of US$2,568,000. Once the lawsuit was admitted, a difficult process has developed in terms of formal aspects, which have been resolved throughout the trial. Evidence submittal has been was set up for the month of February 2012.

In March 2012, the expert reports were presented, both of the experts of the Court and of the ENA (formerly ICA PANAMÁ) and BHN. The appraisal results show figures superior to the estimated amount, for the issue of indemnification of the property affected during the construction of the Corredor sur. The professional fees of the Court expert were rejected and submitted to review because they were considered to be excessive.

In March 2013, the Court issued a sentence in the first instance, acknowledging the pretense of BHN, establishing as compensation the sum of US $1,981,598. On March 5 and 19, BHN and the defendant, respectively, filed an appeal recourse against the sentence, which is pending of resolution.

On June 5, 2013, notice was given to the Specialized District Attorney’s Office in Civil Matters of the sentence, and on June 10, it requested its clarification and filed an appeal recourse against it. Through decree no. 1656/456, dated October 31, 2013, the Court did not admit the clarification request. Through decree no. 1877/456 dated December 13, 2013, the appeal recourses filed by the parties were admitted against the sentence in the first instance no. 12/456-03. The recourses are pending of resolution.

Lawsuit of higher amount through an ordinary proceeding filed by Sonama Panamá, S.A. and Sonama, S.A., against the Consortium ICA-FCC-MECO

On June 28, 2013, Sonama Panamá, S.A. and Sonama, S.A., filed a lawsuit for damages and losses against the members that make up the Consortium ICA-FCC-MECO, for the amount of $25,414,183 balboas. The intentions of the plaintiffs are based on a presumed default of commercial and business obligations of the offer made to the members of the Consortium ICA- FCC-MECO, for the execution of works as subcontractor in the Project Pac-4.

The lawsuit filed was admitted through decree no. 1075, dated August 14, 2013, and it was until February 7, 2014, when ICA acknowledged its receipt. On March 21, 2014, the lawsuit was replied to before the Seventh Court of Circuit of Civil Matters of the First Judicial Circuit of Panama.

On April 25 and Jay 6, 2014, ICA, FCC, and MECO presented a document of evidence, counterevidence, and objection to them, which were developed until April 15, 2015.

When the above was completed, the conclusion defense statements were submitted.

On September 24, 2015, the Seventh Court of Civil Circuit issued the sentence no. 34, which was favorable to the Consortium, ordering only the return of the amount that the Consortium had withheld from the Companies Sonama and Sonama Panama, as well as the interest generated on it, for the amount of US $439,555.

Both parties filed an appeal recourse, which is pending of admission and referral to the Superior Court.

The main argument of the Consortium ICA-FCC-MECO to support its defense lies on the fact that the parties never executed a contract that supports the pretenses of the plaintiffs. Therefore, the Entity does not believe that it is reasonably posible that it will be required to make payment and thus has not created a reserve for this contingency.

ICA FLUOR – Dominican Republic Combined Cycle, L.L.C.

Dominican Republic Combined Cycle, L.L.C. is a subsidiary of ICATECH, with minority investment of Fluor Corporation, through which a combined cycle thermoelectric plant was built for the customer AES.

Derived from that project, the company Proyectos de Ingenieria Electromecanica, S.A., filed a civil trial against Dominican Republic Combined Cycle, L.L.C., for concept of repair of moral damages and losses, payment of cost overruns, payment of two estimates, and return of the guarantee fund.

Due to the procedural irregularities of the plaintiff, the trial continues in the first instance and is processed in the Third Room of the Civil and Commercial Chamber of the Court of First Instance of Santo Domingo, Dominican Republic. The Entity expects that a sentence will be issued in 2016, which could be challenged by the parties.

As the consideration is that the resolution in this trial will be favorable to ICA Fluor, no reserve has been created. To this date, the total value of the contingency is of approximately US $16,500,000.

i.	Airports

I.	Property tax

Reynosa Airport

As of December 31, 2015, the airport has in charge the following court trials pending of resolution:

In February 2011, November 2011, August 2012 and March 2014, the municipality of Reynosa filed property tax claims against the Company for Ps. 117,654, Ps. 127,312, Ps. 1,119 and Ps. 1,361, respectively. In response to these claims, the Company has filed administrative appeals before the Administrative Court (Tribunal de lo Contencioso Administrativo del Estado de Tamaulipas).

On July 16, 2015, the Administrative Court issued a ruling in the Entity’s favor declaring the annulment of the tax claim requested in February, 2011, for the amount of Ps. 117,654. As of April 27, 2016, the rest of the Company’s appeals were still pending.

The Entity does not believe that liabilities related to any of these claims or proceedings against the Entity are likely to have, individually or in the aggregate, a material adverse effect on its consolidated financial condition or results of operations. Should a court determine that these taxes must be paid in response to any future proceedings, the Entity believes that only the owners of the land would be responsible for paying these taxes directly, and the obligation to pay these taxes is not otherwise contemplated in the terms of its concessions. The Mexican government has not acknowledged an obligation to pay such taxes, however, and changes to the Mexican Constitution and other applicable laws could render the Entity liable to municipalities for property taxes in the future.

II.	Amparo trial related to the requirement of municipal licenses

1.	Monterrey Airport

On November 19, 2013, the Apodaca municipality executed an inspection order and closed the commercial premises located in the Monterrey airport, which include a strip mall, gas station and industrial park, because they did not have multiple licenses for ground use and/or construction. A constitutional claim lawsuit was filed against these acts challenging this shutdown and the constitutionality of the municipal order.

The court granted a provisional suspension ordering that municipa authorities remove the barriers and enable the businesses to continue operations. On October 14, 2014, the District Court ruled in favor of the Monterrey airport. On November 19, 2014, the Apodaca municipality filed an appeal before the Federal Circuit Court against the judgment.

On February 4, 2015, the Apodaca municipality filed an appeal with the Federal Circuit Court to exercise its competence to hear and determine the appeal against the October 14, 2014 judgment of the District Court. On March 6, 2015, the First Chamber of the Mexican Supreme Court decided to consider exercising its competence to hear the appeal. As of April 27, 2016, neither the Federal Circuit Court nor the Mexican Supreme Court has resolved the appeals.

Moreover, in February 2014, the Apodaca municipality filed a constitutional controversy lawsuit against the federal government for its approval of the Monterrey airport’s 2011 2015 master development program as well as the authorization of the construction projects, including the hotel at Terminal B, protected under amparo. The Mexican Supreme Court agreed to hear the constitutional controversy claim but denied the Apodaca municipality’s petition for the suspension of the challenged authorizations. However, this challenge was decided against the Apodaca municipality denying their petition to suspend the construction projects carried out at the Monterrey airport under the master development program.

On February 18, 2015, the constitutional controversy claim was decided against the Apodaca municipality. The judgment determined that the constitutional controversy claim was unfounded and declared the federal government’s authorizations to be valid.

2.	Reynosa airport

In October 2014, the municipality of Reynosa issued an inspection order and imposed a stoppage on the sales of alcoholic beverages in commercial premises located at the Reynosa airport as it had not obtained a state license for the sale of alcoholic beverages.

The airport filed a constitutional claim lawsuit against these acts to challenge the closure and the constitutionality of the municipal regulations and state law. On June 9, 2015, the Federal District Court granted relief to the airport and instructed the authorities to annul the municipal acts for lack of capacity to regulate the airport inasmuch as the airport is an exclusively federal facility subject to the federal laws. The municipality of Reynosa filed an appeal with the Federal Circuit Court against the judgment, which as of April 27, 2016 has not been resolved.

The Entity has not recorded a provision relating to this lawsuit considering that the municipal requirements that are being challenged do not have an economic impact and that there are legal precedents in connection with similar cases that are favorable to its case.

III.	Conflict related with ownership of certain lands

1.	Reynosa airport

The Entity filed a proceeding for annulment against the Mexican Bureau of Civil Aviation and the Ministry of Communications and Transportation with the Administrative Court (Tribunal de lo Contencioso Administrativo del Estado de Tamaulipas) in relation to the administrative ruling containing a constructive disapproval of the application filed by the plaintiff with the Ministry of Communications and Transportation for the return of land of 200,000 hectares (772 square miles). The plaintiff claims that this land is situated within Reynosa airport. The Reynosa airport has been summoned in its capacity as an interested third party.

The main claim focuses on: (i) the annulment of the administrative act that deprived the plaintiff of its ownership of the real property; (ii) the restitution of the ownership rights of which it was deprived due to an irregular administrative act; (iii) the immediate return of its ownership of the real property; and (iv) the payment of damages. These claims are based on the argument submitted by the plaintiff to the effect that the disputed land is not subject to an expropriation decree.

The submission of expert evidence by the plaintiff is currently pending.

Given that the federal government is the main defendant in this case, if an unfavorable verdict is issued, it will be liable for paying the resulting economic effect, as detailed in the concession title. As of April 27, 2016, the final resolution of this dispute remains pending.

In connection with the previous judgment, on November 17, 2015 the Reynosa airport was notified of a constitutional claim lawsuit filed by another plaintiff claiming the dispossession of land of 19,603 square meters (211,004 square feet) situated within the Reynosa airport. The lawsuit was filed against the Ministry of Communications and Transportation, and the Reynosa airport was summoned in its capacity as an interested third party.

The elements of the claim are: (i) the annulment of the administrative act that deprived the plaintiff of its ownership of the real property; (ii) the restitution of the ownership rights of which it was deprived due to an irregular administrative act; (iii) the immediate return of its ownership of the real property; and (iv) the payment of damages. The Ministry of Communications and Transportation appeared at the trial and argued the inadmissibility of the claim, further arguing that the land was lawfully expropriated and that its legitimate owners were duly indemnified pursuant to applicable law. As of April 27, 2016, the final resolution of this dispute remains pending.

The Entity has not recorded any provision relating to this lawsuit, as it is not probable that an outflow of resources economic will be required to settle these obligations.

2.	Ciudad Juarez airport

Parties purporting to be former owners of land comprising a portion of the Ciudad Juárez airport initiated legal proceedings against the airport to reclaim the land, alleging that it was improperly transferred to the Mexican government. As an alternative to recovery of this land, the claimants also sought monetary damages of U.S.$120.0 million. On May 18, 2005, a Mexican court ordered the Company to return the disputed land to the plaintiffs. However, that decision and three subsequent constitutional claims permitted the ruling to be reconsidered, and as a result of such constitutional claims, the original claimants must now include the Ministry of Communications and Transportation as a party to the litigation, as the Ministry of Communications and Transportation is the grantor of the concession title to the Ciudad Juárez airport. On August 28, 2009, the federal government filed its answer to the claim, in which it requested that the trial beremoved to federal court. In May 2010, the Court of Appeals granted the federal government’s request, giving the Federal Courts jurisdiction to hear the lawsuit. The plaintiffs filed a constitutional claim against this ruling before the Federal District Court in Chihuahua and on November 29, 2010, the District Court in Chihuahua confirmed the Court of Appeals ruling. Against this ruling, the plaintiffs filed an appeal (recurso de revisión) before the Federal District Circuit Court and on July 7, 2011, the Federal District Circuit Court ruled that the plaintiffs’ constitutional claim should be heard by a District Court in Ciudad Juárez. In October 2011, the District Court in Ciudad Juárez denied the plaintiffs’ constitutional claim, against which, in November 2011, the plaintiffs filed a new appeal (recurso de revisión) before the Federal District Circuit Court. On January 7, 2012, the Federal District Circuit Court confirmed that the District Court in Ciudad Juárez had jurisdiction to hear the claim. On April 30, 2012, the Federal District Court in Ciudad Juárez ruled that it did not have jurisdiction to hear the claim, and the determination of jurisdiction was sent to the Mexican Supreme Court. However, after the Federal District Court denied jurisdiction, a conflict arose that has been resolved by the Circuit Court. The Federal District Circuit Court ruled on January 13, 2013 that a state or local court must hear the lawsuit rather than a federal court. The lawsuit is still underway at this time. As of April 27, 2016, the final resolution of this dispute remains pending.

In the event that any subsequent action results in a decision substantially similar to the May 18, 2005 court order or that is otherwise adverse to the Entity, and the Mexican government does not subsequently exercise its power of eminent domain to retake possession of the land for its use, which the Entity believes the terms of its concessions would require, its concession to operate the Ciudad Juárez airport would terminate. In 2015, the Ciudad Juárez airport represented 4.1% of the Entity’s consolidated total revenues. Although the Entity believes and have been advised by the Ministry of Communications and Transportation that under the terms of its concessions the termination of the Ciudad Juárez concession would not affect the validity of its remaining airport concessions and that the Mexican government would be obligated to indemnify the Entity against any monetary or other damages resulting from the termination of its Ciudad Juárez concession or a definitive resolution of the matter in favor of the plaintiffs, the Entity may not be so indemnified.

The Entity has not recorded any provision relating to this lawsuit, as it is not probable that an outflow of resources economic will be required to settle these obligations.

IV.	Conflict related to the purchase-sale of land

Monterrey airport

On January 12, 2012, a third party filed a claim that it was the owner of a property previously acquired by the Monterrey airport. The third party is seeking a declaration that the documents of sale to the Monterrey airport are null and void based on the absence of a sale deed for the property and the restitution of the property to the third party, together with the corresponding improvements and property rights.

On August 27, 2015, a new claim was filed against the Monterrey airport in connection with the ownership of land with an approximate area of 96 hectares (107,639 square feet) acquired in 2008. The claim was filed by Banco Mercantil del Norte, S.A., acting as trustee of a transnational domain trust, arguing that the trust’s settlors are the rightful owners of the property. The claim was filed against the Monterrey airport but it was requested to call to trial the seller of the property as interested third party. As of April 27, 2016, the final resolution of this dispute remains pending.

The contingency is not quantified in the demand. However, the Entity considers that if an unfavorable verdict is issued, the economic impact of the trial would be assumed by the seller of the land. The Entity has not recorded any provision relating to this lawsuit, as it is not probable that an outflow of resources economic will be required to settle these obligations.

V.	Other trials

Acapulco airport

In December 2011, the Local Tax Audit Administration of the Tax Administration Service in Acapulco conducted a new audit of the Acapulco airport and determined a tax liability of Ps.27,876 for the year of 2006 for alleged profit sharing omissions, excess deductions, surcharges and fines. The Entity filed a motion for reconsideration against such determination; the resolution for the motion resulted in a new unpaid income tax liability and additional government charges of Ps.15,946 as well as profit-sharing of Ps.2,787. The Entity believes that it has sufficient elements to obtain a favorable result; otherwise, it intends to file an administrative appeal with the Federal Tax and Administrative Court of Justice.

In opposition to this final judgment, a claim was brought before the Federal Tax and Administrative Court of Justice, which was also decided, on June 17, 2014, in the Entity’s favor. Pursuant to the decision, the Tax Administration Service (Servicio de Administración Tributaria) determined a new tax credit amounting to Ps.11,864. The credit was announced on December 9, 2014 and challenged before the Federal Tax and Administrative Court of Justice. As of April 27, 2016, the final resolution of this dispute remains pending. The Entity has not recorded any provision relating to this lawsuit, as it is not probable that an outflow of resources economic will be required to settle these obligations.

j.	Performance guarantees - In the ordinary course of business, the Entity is required to secure construction obligations, mainly related to the completion of construction contracts or the quality of its work, by granting letters of credit or bonds. At December 31, 2015, the Entity had granted bonds to its customers for Ps.16,544 million of Mexican pesos, U.S.$194 million, $226 Quetzales and $135,614 Colombian pesos. At December 31, 2015, the Entity had granted bonds to its customers for Ps.16,515 million of Mexican pesos y U.S.$172 million, whose responsibility is for the same amount.

Additionally, the Entity has issued letters of credit to guarantee its performance obligations under certain concession arrangements and construction contracts, in the amount of U.S$5 million, EUR$1 million and Ps.3,171 million of Mexican pesos.

k.	Guarantees – The Entity has granted guarantees for the amount of US $459 million, equivalent to $7.952 billion pesos, to some of its related parties for bank liabilities contracted for them, of which $1.350 billion pesos are related to short-term loans (see note 21) and $6.582 billion pesos are related to long-term loans (see note 27).

30.	Risk management

a.	Significant accounting policies

The details of the significant accounting policies and adopted methods (including recognition, valuation and basis of recognition of related income and expenses) for each class of financial asset, financial liability and equity instrument are disclosed in Note 4.

b.	Categories of financial instruments and risk management policies

The main categories of financial instruments are:

		December 31,
		2015	2014	2013
Financial assets	Classification of risk
Cash	Credit	Ps.1,180,924	Ps.1,586,319	Ps.1,141,507
Restricted cash	Credit	4,441,656	3,458,011	3,429,582
Cash equivalents	Credit and Interest rate	3,634,881	3,368,210	2,393,305
Restricted cash equivalents	Credit and Interest rate	31,753	54,928	37,047
Customers (1)	Credit and Foreign exchange	4,781,312	5,759,331	5,195,790
Other receivables	Credit	4,588,570	4,788,462	3,028,662
Non-current customers	Credit	8,240,574	8,528,466	9,387,649
Financial assets from concessions	Credit and Interest rate	13,695,011	13,227,868	12,718,559
Derivative financial instruments	Credit and Foreign exchange	17,075	953,814	761,799

(1)	Costs and estimated earnings in excess of billings on uncompleted contracts is not considered a financial instrument, therefore it is not included.

		December 31,
		2015	2014	2013
Financial liabilities	Classification of risk
Derivative financial instruments	Interest rate, Foreign exchange and Liquidity	Ps.363,548	Ps.409,141	Ps.333,942
Current debt	Interest rate, Foreign exchange and Liquidity	2,644,366	4,288,925	8,901,699
Long-term debt	Interest rate, Foreign exchange and Liquidity	64,972,780	59,014,520	39,367,824
Trade accounts payable	Interest rate, Foreign exchange and Liquidity	7,285,256	7,590,956	6,439,800
Accrued expenses and other	Interest rate, Foreign exchange and Liquidity	9,033,966	8,270,328	7,212,546
Other long-term liabilities	Operating and Liquidity	2,593,144	1,566,278	943,159

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

As of December 31, 2015, the Entity had an approximate of Ps.69,307 million of outstanding debt, before commissions and issuance costs, of which 81% had a fixed interest rate and 19% a variable interest rate. As of December 31, 2014, the Entity had an approximate of Ps.69,999,241 million of outstanding debt, of which 79% had a fixed interest rate and 21% a variable interest rate. As of December 31, 2013, the Entity had an approximate of Ps.49,373 million of outstanding debt, of which 62% had a fixed interest rate and 38% a variable interest rate. The interest rate on the variable rate debt of ICA is generally based on reference to the LIBOR rate and the TIIE rate.

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

For the year ended December 31, 2015, a hypothetical, instantaneous and adverse change of 100, 50 and 25 basis points in the interest rate applicable to the variable rate financial liabilities, including financial derivatives only if they are held for hedging purposes, would have resulted in an additional financing expense of approximately Ps.179 million, Ps.95 million and Ps.54 million, respectively.For the year ended December 31, 2014, a hypothetical, instantaneous and adverse change of 100, 50 and 25 basis points in the interest rate applicable to the variable rate financial liabilities, including financial derivatives only if they are held for hedging purposes, would have resulted in an additional financing expense of approximately Ps.34 million, Ps.13 million and Ps.5 million, respectively. For the year ended December 31, 2013 a hypothetical, instantaneous and adverse change of 100, 50 and 25 basis points in the interest rate applicable to the variable rate financial liabilities, including financial derivatives only if they are held for hedging purposes, would have resulted in an additional financing expense of approximately Ps.169 million, Ps.87 million and Ps.43, million, respectively.

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

For the year ended December 31, 2015, approximately 33% of consolidated revenues were expressed in foreign currencies, mainly U.S. dollars. An appreciation of the Mexican peso against the U.S. dollar would reduce the dollar-denominated revenues and the Entity’s obligations under dollar-denominated debt when expressed in pesos, whereas a depreciation of the peso against the U.S. dollar would increase the Entity’s dollar-denominated revenues and obligations under debt agreements when expressed in pesos.

For the year ended December 31, 2015, 2014 and 2013, approximately 16%, 22% and 26%, respectively, of the Entity’s backlog was denominated in foreign currencies, and approximately 15%, 23% and 22%, respectively, of the accounts receivable were denominated in foreign currencies. For the year ended December 31, 2015, 2014 and 2013, approximately 12%, 15% and 16%, respectively, of consolidated financial assets were denominated in foreign currencies and the rest in Mexican pesos. Furthermore, for the year ended December 31, 2015, 2014 and 2013, approximately 44%, 44% and 43%, respectively, of debt was expressed in foreign currencies A depreciation of the Mexican peso against the U.S. dollar would increase the peso value of the costs and expenses denominated in foreign currency and, unless they were denominated in the same currency as the source of payment (as established by ICA’s risk management policies), it would increase the obligations for debt expressed in foreign currency. For the year ended December 31, 2015, the Mexican peso depreciated against the U.S. dollar by 18%, related to the foreign exchange rate existing of the year ended December 31, 2014. For the year ended December 31, 2014, the Mexican peso depreciated against the U.S. dollar by 13%, related to the foreign exchange rate existing of the year ended December 31, 2013. For the year ended December 31, 2013, the Mexican peso depreciated against the U.S. dollar by 1.75%, related to the foreign exchange rate existing of the year ended December 31, 2012.

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

As of December 31, 2015, 2014 and 2013, a hypothetical, instantaneous, unfavorable change of 100 cents to the exchange rate applicable to the Entity’s receivables, payables and debt, including derivative financial instruments not held for trading purposes (and excluding the debt hedged by instruments held for trading purposes), would have resulted in an estimated exchange loss of approximately Ps.1,884, Ps.1,977 and Ps. 1,273 million, based on the highest value in pesos of the debt expressed in foreign currency. As of December 31, 2015, the Entity did not hold any derivative financial instruments for trading purposes, except as mentioned in Note 26.

UDI exchange rate risk management – For the years ended December 31, 2015, 2014 and 2013, 17%, 19% and 17%, respectively, of the Entity’s debt is denominated in UDIs, which corresponds to the ICASAN, LIPSA, Mayab, Sarre and Papagos debt is denominated in UDIs. Although a portion of long-term debt is contracted in UDIs, the Entity does not believe a significant exchange risk exists, because the issuance of the debt at Sarre and Papagos was under the same currency in which the Entity is going to receive the payments from a subsecretary of the Federal Government for Sarre and Papagos and for the remaining concessions, the concession contracts allow for tolls to be increased by inflation each year.

The foreign currency position of national and foreign subsidiaries of the Entity is as follows:

	December 31,
	2015			2014			2013
	Balance	Equivalent		Balance	Equivalent		Balance	Equivalent
	foreign	mexican		foreign	mexican		foreign	mexican
	currency	Pesos		currency	Pesos		currency	Pesos
Currency:	(Thousands)			(Thousands)			(Thousands)
U.S. dollars
Assets	272,891	Ps.	4,731,876	431,015	Ps.	6,350,917	494,934	Ps.	6,466,416
Liabilities	(2,157,306)		(37,407,255)	(2,407,804)		(35,478,516)	(1,768,679)		(23,108,144)

Liability position	(1,884,415)	Ps.	(32,675,379)	(1,976,789)	Ps.	(29,127,599)	(1,273,745)	Ps.	(16,641,728)

Pertinent exchange rate information at the date of the consolidated statements of financial position is as follows:

	December 31,
	2015		2014		2013
U.S. dollar exchange rate
Interbank	Ps.	17.3398	Ps.	14.7348	Ps.	13.0652
Euro exchange rate		18.7873		17.9264		16.7388
UDI exchange rate		5.381175		5.2704		5.0587

As of May 16, 2016, the issuance date of these consolidated financial statements, the interbank FIX rate was Ps. 18.1795.

d.	Credit risk

Credit risk management - Credit risk refers to the risk that the counterparty to ICA fails to comply with its contractual obligations, thereby generating a financial loss for Entity. The objective of this risk management is to reduce its impact by reviewing the solvency of the Entity’s potential customers. Once contracts are underway, the credit rating of uncollected amounts is periodically evaluated and estimates are revised for allowance for doubtful accounts with corresponding entries to the statements of results and other comprehensive (loss) income in the period of the revision.

The Entity’s maximum credit risk exposure is presented in the amounts included in the table in subsection b) as well as within the past due but not impaired analysis of accounts receivable, included in Note 7.

The Entity evaluates such risk before the presentation of its offer. For public sector clients, the origin of the funds is analyzed to determine if they are governmental, state or if they come from financing. As well, the Entity evaluates the payment history of the client. Likewise, the Entity evaluates if a governmental budget exists for the project. For private clients, the Entity likewise evaluates the payment history of the client and the origin of the funds. The Entity’s credit exposure is reviewed and approved by senior management committees. The credit risk derived from cash, cash equivalents and derivative financial instruments is limited because counterparties are banks with high credit ratings assigned by credit bureaus. The financial instruments which potentially expose the Entity to credit risks are primarily composed by receivable certifications and other accounts receivable.

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

The failure of customers to pay under certain projects that became pronounced at the end of 2015, have deepened lack of liquidity of the Entity, resulting in the Entity recognizing an allowance for doubtful accounts as of December 31, 2015 for Ps.6.672 million (see Note 7.a); such allowance was Ps.1,457 million and Ps.961 million as of December 31, 2014 and 2013, respectively; including an allowance for doubtful accounts of Ps.12 million at December 31, 2015, Ps.126 million at December 31, 2014 and 2013 in the Airport segment related to the bankruptcy of the airlines of the Mexicana Group. The failure to quickly recover resources from this type of claim and modification orders could have a significant adverse effect on the Entity’s liquidity and financial position. At times, even though a project may be contemplated in a governmental budget, certain line items in the budget may be cut, including related to the project.

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

Liquidity risk management - This risk is generated by temporary differences between the funding required by the Entity to fulfill business investment commitments, debt maturities, current asset requirements, etc., and the origin of funds generated by the regular activities of ICA, different types of bank financing and disinvestment; this disalignment of funds and obligations was aggravated in 2015 by the lack of payment on various amounts owed. The objective of ICA in the management of this risk is to maintain a balance between the flexibility, period and conditions of credit facilities contracted to manage short, medium and long-term funding requirements. In this regard, the Entity’s use of project financing and debt with limited resources described in Note 27 and the short-term financing of current assets are significant. The Operations Committee of ICA is ultimately responsible for liquidity management. This Committee has established appropriate liquidity management guidelines. The Entity manages its liquidity risk by maintaining reserves, financial facilities and adequate loans, while constantly monitoring projected and actual cash flows and reconciling the maturity profiles of financial assets and liabilities. Additionally, as mentioned in Note 27, the Entity has available credit lines for working capital.

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

At December 31, 2015	1 year		Up to 2 years		Up to 3 years		Up to 4 years		Up to 5 years		Up to 6 years and thereafter		Total
Derivative financial instruments	Ps.	217,276	Ps.	186,983	Ps.	145,347	Ps.	50,468	Ps.	—	Ps.	—	Ps.	600,074
Notes payable (1)		2,732,318		—		—		—		—		—		2,732,318
Long-term debt (1)		32,582,796		1,141,487		1,102,186		1,193,169		1,299,895		29,255,092		66,574,625
Fixed interest		4,787,692		4,579,030		4,281,394		4,067,297		3,991,011		22,196,865		43,903,289
Variable interest		767,945		585,878		422,842		361,262		348,743		1,732,224		4,218,894
Trade accounts payable		7,285,256		—		—		—		—		—		7,285,256
Accrued expenses and other accounts payable		9,033,966		—		—		—		—		—		9,033,966
Other long-term liabilities		—		588,885		474,413		34,660		34,660		1,460,526		2,593,144

Total	Ps.	57,407,249	Ps.	7,082,263	Ps.	6,426,182	Ps.	5,706,856	Ps.	5,674,309	Ps.	54,644,707	Ps.	136,941,566

At December 31, 2014	1 year		Up to 2 years		Up to 3 years		Up to 4 years		Up to 5 years		Up to 6 years and thereafter		Total
Derivative financial instruments	Ps.	1,858,792	Ps.	2,012,994	Ps.	2,006,998	Ps.	1,216,518	Ps.	1,100,788	Ps.	1,174,851	Ps.	9,370,941
Notes payable (1)		4,329,248		—		—		—		—		—		4,329,248
Long-term debt (1)		2,479,654		3,410,548		5,720,356		1,502,101		1,101,968		46,455,579		60,670,206
Fixed interest		4,130,065		3,997,450		3,853,388		3,677,228		3,566,737		27,277,344		46,502,212
Variable interest		718,941		561,648		352,631		252,305		233,042		1,832,365		3,950,932
Trade accounts payable		7,590,956		—		—		—		—		—		7,590,956
Accrued expenses and other accounts payable		8,270,328		—		—		—		—		—		8,270,328
Other long-term liabilities		—		427,821		245,387		210,308		14,102		668,660		1,566,278

Total	Ps.	29,377,984	Ps.	10,410,461	Ps.	12,178,760	Ps.	6,858,460	Ps.	6,016,637	Ps.	77,408,799	Ps.	142,251,101

At December 31, 2013	1 year		Up to 2 years		Up to 3 years		Up to 4 years		Up to 5 years		Up to 6 years and thereafter		Total
Derivative financial instruments	Ps.	1,472,884	Ps	1,155,795	Ps.	701,134	Ps.	189,246	Ps.	78,760	Ps.	52,895	Ps.	3,650,714
Notes payable (1)		8,944,012		—		—		—		—		—		8,944,012
Long-term debt (1)		1,010,022		1,266,501		2,221,112		5,726,043		776,600		29,429,086		40,429,364
Fixed interest		2,484,369		2,426,608		2,406,288		2,234,004		1,951,316		19,354,587		30,857,172
Variable interest		820,338		593,144		522,737		439,957		411,524		3,127,164		5,914,864
Trade accounts payable		6,439,800		—		—		—		—		—		6,439,800
Accrued expenses and other accounts payable		7,212,546		—		—		—		—		—		7,212,546
Other long-term liabilities		—		243,015		219,319		33,305		8,605		438,915		943,159

Total	Ps.	28,383,971	Ps.	5,685,063	Ps.	6,070,590	Ps.	8,622,555	Ps.	3,226,805	Ps.	52,402,647	Ps.	104,391,631

(1)	Amounts before commissions and issuance costs.

The amounts forming part of the debt contracted with credit institutions include fixed and variable rate instruments. Variable-rate financial liabilities are subject to change when variable interest rates differ from the estimated interest rates determined at the end of the reporting period.

As mentioned in Note 2.a, management is considering various options, including negotiations with its current bondholders and certain suppliers in an effort to restructure its debt and other obligations. Additionally, the Entity is analyzing the feasibility of the sale of certain assets, which are not strategic for the Entity’s operation, or the partial realization of investments to obtain access to resources over the coming months.

The Entity has access to credit lines with different banking institutions for certain projects, see Note 27.

f.	Financial instruments at fair value

This note provides information about how the Entity determines fair values of various financial assets and financial liabilities. Fair value of the Entity’s financial assets and financial liabilities that are measured at fair value on a recurring basis.

Some of the Entity’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

Financial assets and liabilities	Fair value at December 31,			Fair value hierarchy	Valuation technique (s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
	2015	2014	2013
Foreign currency forward contracts (see Note 26)	Assets: Ps.17,075 Liabilities: Ps.1,672	Assets: Ps.878,834 Liabilities: Ps.26,554	Assets: Ps.363,146 Liabilities: Ps.58,879	Level 2	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.	NA	NA
Interest rate swaps	Liabilities designated for hedging: Ps. 204,780 Liabilities designated for negotiation: Ps. —	Liabilities designated for hedging: Ps. 244,499 Liabilities designated for negotiation: Ps. 10,182	Liabilities designated for hedging: Ps. 262,184 Liabilities designated for negotiation: Ps. 12,879	Level 2	Discounted cash flow. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.	NA	NA

Financial assets and liabilities	Fair value at December 31,			Fair value hierarchy	Valuation technique (s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
	2015	2014	2013
Options	Assets designated for hedging: Ps. — Liabilities designated for hedging: Ps. 157,096 Assets designated for negotiation: Ps. —	Assets designated for hedging: Ps. 1,258 Liabilities designated for hedging: Ps. 127,906 Assets designated for negotiation: Ps. 73,722	Assets designated for hedging: Ps. 102,136 Liabilities designated for hedging: Ps. — Assets designated for negotiation: Ps. 296,517	Level 2	Discounted cash flow. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.	NA	NA
Real estate inventories	Assets: Ps. —	Assets: Ps. 2,782,382	Assets: Ps. —	Level 2	The fair value was determined based on the market comparable that reflects recent transaction prices for similar properties, adjusted by specific characteristics related to the Entity’s property obtained through market research by different media, mass-media and direct visits to comparable properties.	NA	NA
Investment properties	Assets: Ps. —	Assets: Ps. 524,421	Assets: Ps. 491,579	Level 2	The fair value was determined based on the market comparables that reflect recent transaction prices for similar properties, adjusted by specific characteristics related to the Entity’s property obtained through market research by different media, mass-media and direct visits to comparable properties.	NA	NA
Assets classified as held for sale (1)	Assets: Ps. 872,656 Liabilities directly associated with assets classified as held for sale: Ps. 255,275	Assets: Ps. — Liabilities directly associated with assets classified as held for sale: Ps. —	Assets: Ps. 919,652 Liabilities directly associated with assets classified as held for sale: Ps. —	Level 2	Purchase price of net assets by the buyer (Market value)	NA	NA

Financial assets and liabilities	Fair value at December 31,			Fair value hierarchy	Valuation technique (s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
	2015	2014	2013
Contingent consideration in a business combination (see Note 22 y 24)	Liabilities: Ps. 319,675	Liabilities: Ps. 474,963	Liabilities: Ps. 1,077,849	Level 3	Discounted cash flow	Probability of adjusted revenues and profits, with a range from Ps.100,000 to Ps.150,000 and a range from Ps.60,000 to Ps.90,000 respectively.	The higher the amounts of revenue and profit, the higher the fair value. The higher the discount rate, the lower the fair value; the lower the discount rate, the higher the fair value.

(1)	See Note 2.

The Entity has financial liabilities measured at fair value classified as level 3 fair value measurement corresponding to the contingent consideration relating to the acquisition of Facchina, see Note 3.g.

During the reporting period there were no transfers between Level 1 and 2.

Except as detailed in the following table, the Entity considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

	December 31,
	2015				2014				2013
	Carrying amount		Fair value		Carrying amount		Fair value		Carrying amount		Fair value
Financial assets:
Financial assets from concessions	Ps.	13,695,011	Ps.	13,994,268	Ps.	13,227,868	Ps.	14,354,940	Ps.	12,718,559	Ps.	12,718,559

Financial liabilities:
Long-term bank loans	Ps.	64,972,780	Ps.	49,802,860	Ps.	59,014,520	Ps.	61,728,369	Ps.	39,367,824	Ps.	48,076,216

	Fair value hierarchy as at December 31, 2015
	Level 1		Level 2		Level 3		Total
Financial assets:
Financial assets from concessions	Ps.	—	Ps.	13,994,268	Ps.	—	Ps.	13,994,268

Financial liabilities:
Long-term bank loans	Ps.	—	Ps.	49,802,860	Ps.	—	Ps.	49,802,860

	Fair value hierarchy as at December 31, 2014
	Level 1		Level 2		Level 3		Total
Financial assets:
Financial assets from concessions	Ps.	—	Ps.	14,354,940	Ps.	—	Ps.	14,354,940

Financial liabilities:
Long-term bank loans	Ps.	—	Ps.	61,728,369	Ps.	—	Ps.	61,728,369

	Fair value hierarchy as at December 31, 2013
	Level 1		Level 2		Level 3		Total
Financial assets:
Financial assets from concessions	Ps.	—	Ps.	12,718,559	Ps.	—	Ps.	12,718,559

Financial liabilities:
Long-term bank loans	Ps.	—	Ps.	48,076,216	Ps.	—	Ps.	48,076,216

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

The Operations Committee quarterly reviews the Entity ´s equity structure. As part of this review, the Committee considers the cost of capital and the risks associated with each class of equity.

The equity structure is essentially managed through the maintenance of adequate levels of Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), which is calculated in the following manner: income (loss) attributable to controlling interests plus income attributable to non-controlling interests, income taxes, other expenses (income), net, plus the participation in the equity held in associated entities and joint ventures, plus borrowing costs, depreciation, amortization and the borrowing costs included in the cost of sales of projects financed during the construction stage.

	For the year ended December 31,
	2015		2014		2013
(Loss) income from controlling interests	Ps.	(20,422,695)	Ps.	(3,023,538)	Ps.	423,552
Income from non-controlling interests		658,838		937,649		998,799
Income taxes		3,223,034		(751,077)		(354,337)
Share in results of associated companies		(820,773)		(549,203)		(350,198)
Borrowing costs		10,965,655		9,430,379		4,285,584
Depreciation and amortization		1,302,332		1,070,907		1,022,321
Interest expense included in cost of sales		685,911		691,436		580,461

EBITDA	Ps.	(4,407,698)	Ps.	7,806,553	Ps.	6,606,182

b.	At December 31, 2015 the authorized common stock of the Entity amounts to Ps.8,421 million and is integrated by a single class of common stock without par value, comprised of the following:

	2015			2014			2013
	Shares	Amount		Shares	Amount		Shares	Amount
Subscribed and paid shares	617,174,656	Ps.	8,502,719	617,174,656	Ps.	8,502,719	617,174,656	Ps.	8,502,719
Shares held in treasury	(6,145,380)		(81,156)	(1,989,321)		(23,875)	(7,163,400)		(95,186)

	611,029,276	Ps.	8,421,563	615,185,335	Ps.	8,478,844	610,011,256	Ps.	8,407,533

c.	At an Ordinary Shareholders’ meeting held on April 23, 2015, an increase in the reserve fund for the repurchase of the Entity’s shares for up to Ps.2,100 million was approved. At the Ordinary Shareholders’ Meeting held on April 9, 2013 and November 17, 2011, the shareholders approved an increase in the reserve fund for the purchase of Entity shares up to Ps.2,140 and Ps.1,850 million, respectively, authorizing the availability to repurchase shares of the Entity up to that maximum amounts.

a.	Share plan - At December 31, 2005, the number of shares held in treasury assigned to meet the Entity’s obligation under the employee bonus plan was 9,647,899, of which at December 31, 2008, 3,308,313 shares were granted. During 2010 and 2009, 3,627,389 and 2,819,452, respectively, of shares were issued to executives and employees of ICA, considering transfer of 107,255 shares of Option Plan described in the next paragraph.

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

ICA also offered an Option Plan for executives and employees, whose term ended in 2010. Upon cancellation of the plan, 370,827 shares designated to meet the requirements of this plan were transferred to the Share Plan for executives of Empresas ICA. The balance of treasury shares designated for the Share Plan for executive of Empresas ICA as of December 31, 2015 is 495,459.

d.	During 2015, 2014 and 2013, the Entity repurchased 4,156,059, 21,566,931 and 6,409,430 of its own shares, respectively, with a value of Ps.57,282, Ps.296,955 and Ps.88,339 (nominal value), respectively.

e.	Equity forward – The Entity entered into an equity forward to be settled in cash with respect to 22,280,100 shares of its capital, from May 22, 2012 to August 21, 2013 in non-consecutive terms, at a weighted average strike price (“strike”) of Ps.24.99. During 2013, the instrument and the strike, were renewed, concluding its term in February 2014, see Note 26.

f.	Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when a dividend is distributed. Any tax paid on such distribution may be credited against the income tax payable or provisional payments, of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

g.	Retained earnings include the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the entity is dissolved, and must replenished if it is reduced for any reason. As of December 31, 2015, 2014 and 2013, the legal reserve amounted to Ps.676, Ps.621 and Ps.563 million, respectively.

32.	Share-based payment

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

For the year ended December 31, 2015, the Entity did not grant any share-based payments. During the years ended December 31, 2014 and 2013, the Entity made share-based payments of 2,974,623 and 4,335,094, shares, respectively; the shares issued in 2014 and 2013 were valued at 13.78 per share corresponding to the theoretical value of the shares in circulation (subscribed and paid capital) at the date of their grant. The Entity recorded Ps.41 million and Ps.125 million as an increase to the common stock of the Entity. The fair value of the shares paid as a bonus to the date of grant, amounted to Ps.25.79 and Ps.33.26, respectively, according to the market value of the stock as listed on the Mexican Stock Exchange (“BMV”). This fair value was used to determine compensation cost of Ps.76.7 and Ps.144.1 million for 2014 and 2013, respectively

33.	Non-controlling interest in consolidated subsidiaries

Non-controlling interest consist of the following:

	Year ended December 31
	2015		2014		2013
Common stock	Ps.	1,812,889	Ps.	1,417,482	Ps.	1,996,392
Contributions for future capital increases		2,472		2,472		2,472
Retained earnings and others		5,739,962		4,231,196		3,556,498

	Ps.	7,555,323	Ps.	5,651,150	Ps.	5,555,362

The fluctuation in the non-controlling interest mainly occurs because of the effects of dividends received and changes in controlling interest of subsidiaries. For the year ended December 31, 2015, the net increase in common stock and retained earnings and others is due to the divestiture of San Martin and the sale of the non-controlling interest of ICA OVT, partially offset by the capital repayment of GACN.

34.	Assets classified as held for sale

a.	As mentioned in Note 2, the Entity classified as assets available for sale, the land that was presented within investment properties as well as its investment in Arrendadora Viveica, S.A. de C.V. (“Arrendadora”). Although the agreement was finalized in 2016 (see Note 42), the criteria for assets held for sale was met as of December 31, 2015.

The Entity has received a proposal for the purchase of the land owned by Centro Sur, S.A. de C.V., which has been valued at fair value less costs to sell, if any, based on the offer received.

The Entity signed a binding agreement to sell the shares of Arrendadora, the investment has been valued at fair value less costs to seel, if any, considering the purchase price agreed in the binding agreement.

Based on the foregoing, the land of Centro Sur and assets and liabilities of Arrendadora are presented as assets held for sale and liabilities directly associated with assets held for sale in the consolidated statement of financial position as of December 31, 2015. Because Arrendadora does not represent a major line of business or geographical location, it does not qualify as a discontinued operation and its results of the year are presented as continuing operations in the consolidated statement of results and other comprehensive (loss) income.

b.	Assets and liabilities held for sale corresponding to Arrendadora and land of Centro Sur, and investments in associated Concesionaria Distribuidor Vial San Jerónimo-Muyuguarda, S.A. de C.V. (“AUSUR”) y Aguas Tratadas del Valle de Mexico, S.A. de C.V. (“ATVM”), are as follows:

	December 31,
	2015		2013
Assets:
Cash and cash equivalents	Ps.	574	Ps.	—
Reasl estate inventories		734,275		—
Investment properties		330,000		—
Associated entities (1)		—		919,652
Deferred income taxes		104,170		—
Prepaid expenses		22,740		—
Adjustment to net realizable value (Note 2.b)		(333,829)		—
Other assets		14,726		—

	Ps.	872,656	Ps.	919,652

Liabilities:
Trade accounts payable	Ps.	34,140	Ps.	—
Deposits in guarantee from customers		207,243		—
Other liabilities		13,892		—

		255,275		—

Net assets	Ps.	617,381	Ps.	919,652

(1)

In December 2013, the Entity signed a binding and enforceable Letter of Understanding with Promotora del Desarrollo de America Latina, S.A. de C.V. (“IDEAL”) for the sale of ICA’s participation in the following companies: 30% of AUSUR and 10.20% of ATVM. The purchase price was of Ps.1,000 million.

Below is a description of the concessions held by AUSUR and ATVM.

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

Atotonilco - Waste Water Treatment Plant

In January 2010, the National Water Commission (Comision Nacional del Agua) (“CONAGUA”) granted the concession contract for the construction and operation of the Atotonilco waste water treatment plant (“PTAR”) in Tula, Hidalgo, to the a consortium comprised of IDEAL, as project leader with 40.8%, Acciona Agua, S.A. with 24.26%, Atlatec, S.A. de C.V. (a subsidiary of Mitsui & Co., Ltd.) with 24.26%, CONOISA with 10.2%, and other minority partners. The concession term is for 25 years.

35.	Revenues and costs

a.	Revenues are as follows:

	Year ended December 31,
	2015		2014		2013
Construction revenue	Ps.	12,089,516	Ps.	14,249,084	Ps.	13,063,228
Construction revenue from concessions		6,110,751		9,608,977		6,558,364
Revenue from concessions		2,298,544		2,092,389		1,939,269
Revenue from airport concessions (1)		3,652,813		2,532,667		2,268,243
Interest income from concessions		3,483,685		3,566,174		3,155,999
Revenues from mining		2,170,492		2,835,794		2,740,393
Revenues from hotel services		238,360		195,742		176,510
Revenue from services		720,227		675,521		611,376
Revenues from sale of housing, goods and other		1,201,353		1,415,315		824,749
Rental income		917,424		783,904		689,732
Revenues from parking lots		181,631		146,166		128,012
Others		59,286		227,118		201,691

		33,124,082		38,328,851		32,357,566
Fair value on initial recognition of real estate inventories (see Note 10)		—		1,099,381		—

	Ps.	33,124,082	Ps.	39,428,232	Ps.	32,357,566

(1)	Revenues from aeronautical services.

Note 41, segment information, presents an analysis of revenues for the Entity’s main products and services.

b.	Cost of sales consist of the following:

	Year ended December 31,
	2015			2014		2013
Direct cost	Ps.	21,928,332		Ps.	23,064,645	Ps.	18,594,686
Indirect cost		14,514,280	(1)		6,027,034		5,186,282
Cost of sales of housing		410,543			988,771		593,196
Cost of sales of real estate		68,448			56,836		29,169

	Ps.	36,921,603		Ps.	30,137,286	Ps.	24,403,333

(1)

The increase in 2015 relates mainly to allowance for doubtful accounts of Ps.5,385 million, adjustment to fair value of investment properties of Centro Sur and to the net realizable value of real estate inventories of Viveica and State Town of Ps.1,755 million pesos and impairment of investment in concession of project Barranca Larga - Ventanilla by Ps.2.209 million, see Note 7, 10 and 13.

c.	Costs and expenses for depreciation, amortization and employee benefits are as follows:

	Year ended December 31, 2015
	Direct cost		Indirect cost		General expenses		Total
Depreciation	Ps.	351,009	Ps.	160,829	Ps.	28,243	Ps.	540,081
Amortization of concessions		471,362		—		—		471,362
Amortization of other assets		140,893		127,080		22,916		290,889
Wages and salaries		3,408,664		1,695,721		761,951		5,866,336
Development and improvements		4,064		2,836		23,970		30,870
Bonus to employees		—		—		41,380		41,380
Statutory employee profit sharing expense		—		—		10,814		10,814

	Year ended December 31, 2014
	Direct cost		Indirect cost		General expenses		Total
Depreciation	Ps.	246,770	Ps.	101,536	Ps.	34,186	Ps.	382,492
Amortization of concessions		426,607		—		—		426,607
Amortization of other assets		15,429		204,256		42,123		261,808
Wages and salaries		2,259,768		2,814,592		1,347,340		6,421,700
Development and improvements		2,902		3,294		11,902		18,098
Statutory employee profit sharing expense		—		—		8,775		8,775

	Year ended December 31, 2013
	Direct cost		Indirect cost		General expenses		Total
Depreciation	Ps.	235,439	Ps.	82,402	Ps.	26,630	Ps.	344,471
Amortization of concessions		109,200		301,051		—		410,251
Amortization of other assets		203,433		40,790		23,376		267,599
Wages and salaries		2,795,057		1,917,769		463,105		5,175,931
Development and improvements		3,232		4,645		26,059		33,936
Bonus to employees		—		—		87,832		87,832
Statutory employee profit sharing expense		—		—		39,588		39,588

36.	Other (income) expenses

Other (income) expenses, net, consist of the following:

	Year ended December 31, 2015
	2015		2014		2013
Gain on sales of property, machinery and equipment	Ps.	(228,163)	Ps.	(9,622)	Ps.	(12,387)
(Gain) loss on sales of shares (Note 2.h)		(208,951)		17,356		(586,472)
Adjustment contingent liability (1)		(163,786)		193,585		544,392
Reestructuring expenses (2)		507,479		—		—
Divestiture of subsidiaries (Note 2.c) (3)		(240,207)		—		—
Others (4)		(124,612)		(20,411)		(7,000)

	Ps.	(458,240)	Ps.	180,908	Ps.	(61,467)

(1)

During 2015, a decrease of Facchina the contingent liability was recorded, see Note 3.g. As of December 31, 2014, amount is related to the contingent consideration of the San Martin acquisition; and as of December 31, 2013, is related to the adjustment to contingent consideration of San Martin (see note 22 and 24).

(2)	Amount relates to the provision for restructuring expenses described in Note 23.
(3)	Amount corresponds to the effect of the divestiture of San Martin and the sale of GPC for Ps.128,617 and Ps.111,590, respectively, Note 2.c.
(4)

Amount includes Ps.401 million of income related to the account receivable of Inbaja mentioned in Note 7 and Ps.333 million provision related to adjust Arrendadora to its fair value less costs to sell, as it is presented as assets available for sale, see Note 34.

37.	Financing cost

Financing cost is detailed as follows:

	Year ended December 31, 2015
			Capitalized in statement of		Results
	Total		financial position		Cost		Financing cost
Interest expense (1)	Ps.	8,477,573	Ps.	935,181	Ps.	702,713	Ps.	6,839,679
Interest income (3)		(356,342)		(12,598)		(16,804)		(326,940)
Foreign exchange		4,749,680		6,874		2,314		4,740,492
Effects of derivative financial instruments (2) (5)		(287,576)		—		—		(287,576)

Total	Ps.	12,583,335	Ps.	929,457	Ps.	688,223	Ps.	10,965,655

	Year ended December 31, 2014
			Capitalized in statement of		Results
	Total		financial position		Cost		Financing cost
Interest expense (1) (4)	Ps.	7,811,451	Ps.	875,075	Ps.	766,581	Ps.	6,169,795
Interest income (3)		(564,853)		(8,867)		(75,147)		(480,839)
Foreign exchange		3,161,224		—		451		3,160,773
Effects of derivative financial instruments (2) (5)		580,650		—		—		580,650

Total	Ps.	10,988,472	Ps.	866,208	Ps.	691,885	Ps.	9,430,379

	Year ended December 31, 2013
			Capitalized in statement of		Results
	Total		financial position		Cost		Financing cost
Interest expense (1)	Ps.	5,282,732	Ps.	465,874	Ps.	714,494	Ps.	4,102,364
Interest income (3)		(643,100)		(8,748)		(134,034)		(500,318)
Foreign exchange		392,414		—		34,951		357,463
Effects of derivative financial instruments (2)		326,075		—		—		326,075

Total	Ps.	5,358,121	Ps.	457,126	Ps.	615,411	Ps.	4,285,584

(1)	For the years ended December 31, 2015, 2014 and 2013, includes Ps.153 million, Ps.125 million and Ps.(675) million, regarding the discount of the tax liability for deconsolidation, arising from definition of specific time to payment, respectively.
(2)	For the years ended December 31, 2015, 2014 and 2013 includes interests paid and received for derivative financial instruments for Ps.(176) million , Ps.8 million and Ps.91 million, respectively. In 2014, it also includes Ps.251 million from the termination of the derivative financial instruments corresponding to ICASAN and LIPSA, see Note 26.
(3)	Note 41 includes the integration of interest income by business segment.
(4)	For the year ended December 31, 2014 includes Ps.173 million of a premium paid to bondholders arising from the prepayment of certain notes.
(5)	For the year ended December 2015 and 2014, includes ineffectiveness in the valuation of derivative financial instruments and the valuation of derivative financial instruments for trading purposes.

38.	Related party balances and transactions

a.	The accounts receivable and accounts payable with related parties are as follows:

	December 31,
	2015		2014		2013
Accounts receivable:
Autovía Necaxa Tihuatlan, S.A. de C.V.	Ps.	849,976	Ps.	720,468	Ps.	128,267
Constructora Nuevo Necaxa Tihuatlan, S.A. de C.V.		583,514		519,973		530,196
Constructora de Infraestructura de Aguas Potosi, S.A. de C.V.		277,134		245,140		65,370
Constructora Mexicana de Infraestructura Subterranea, S. A. de C. V.		—		127,821		—
Acatunel, S.A. de C.V.		165,604		97,165		—
Infraestructura y Saneamiento de Atotonilco, S. A. de C.V.		81,202		57,887		—
ICA Fluor Daniel, S. de R.L. de C.V.		306,296		32,452		54,464
Actica Sistemas, S. de R.L. de C.V.		13,569		32,028		25,047
Sismologia Burgos, S.A.		—		—		9,891
Proactiva Medio Ambiente Mexico, S.A. de C.V.		—		10,691		8,972
Constructora de Infraestructura de Aguas de Queretaro S.A. de C.V.		139,708		9,823		—
Others		77,598		45,217		27,627

Total (Note 11)	Ps.	2,494,601	Ps.	1,898,665	Ps.	849,834

	December 31,
	2015		2014		2013
Accounts payable:
FCC Construccion, S. A. de C.V.	Ps.	496,883	Ps.	480,011	Ps.	—
Promotora del Desarrollo de America Latina, S. A. de C.V.		695,536		330,639		—
Actica Sistemas, S. de R.L. de C.V.		216,546		203,924		313,930
Aqualia Infraestructuras, S. A. de C.V.		30,620		30,620		—
ICA Fluor Daniel, S. de R.L. de C.V		13,547		—		385,959
Infraestructura y Saneamiento de Atotonilco, S.A. de C.V.		78,411		—		29,659
Constructora Mexicana de Infraestructura Subterranea, S.A. de C.V.		42,214		—		—
Estudios y Manejos, S.A.		65,207		21,019		14,261
Others		70,982		22,145		42,096

Total (Note 22)	Ps.	1,709,946	Ps.	1,088,358	Ps.	785,905

b.	The main transactions with related parties, carried out in the ordinary course of business, were as follows:

	Year ended December 31,
	2015		2014		2013
Construction revenues	Ps.	2,300,523	Ps.	3,283,754	Ps.	3,213,361
Construction costs		45,986		19,333		42,586
Administrative services provided		291,749		319,260		421,052
Interest income		191,554		111,730		39,770
Royalties		363,413		137,472		150,112
Dividends		239,832		91,320		570,385

c.	Sales of goods to related parties were made at the Entity’s usual list prices. Purchases were made at market price discounted to reflect the quantity of goods purchased and the relationships between the parties.

The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received. No expense has been recognized in the current or prior years for bad or doubtful debts in respect of the amounts owed by related parties.

d.	The total remuneration to directors and officers paid or accrued for services provided under different functions, as well as payments to directors for each meeting of the Board of Directors or each meeting of the Executive Committee or the Audit Committee or the Corporate Practices Committee, Finance and Sustainability committees which were attended by them during 2015, 2014 and 2013, is as follows:

	Year ended December 31, 2015
	Amount before taxes		Taxes		Net of taxes
Payments made to executive officers:
Salary, allowances and other benefits	Ps.	68,939	Ps.	(24,129)	Ps.	44,810
Performance bonus		19,260		(6,741)		12,519

Total payments	Ps.	88,199	Ps.	(30,870)	Ps.	57,329

	Year ended December 31, 2014
	Amount before taxes		Taxes		Net of taxes
Emoluments:
President of the Board of Directors	Ps.	40,000	Ps.	(14,000)	Ps.	26,000
To board members		25,385		(8,885)		16,500

	Ps.	65,385	Ps.	(22,885)	Ps.	42,500

	Year ended December 31, 2014
	Amount before taxes		Taxes		Net of taxes
Payments made to executive officers:
Salary, allowances and other benefits	Ps.	143,257	Ps.	(50,140)	Ps.	93,117
Share-based payment		34,779		(12,173)		22,606
Performance bonus		58,041		(34,314)		23,727

Total payments	Ps.	236,077	Ps.	(96,627)	Ps.	139,450

Share-based payment:
To board members		32,279		(11,298)		20,981
Executive officers		34,779		(12,173)		22,606
Manager and others		49,621		(16,508)		33,113

Total share-based payment (see Note 32)	Ps.	116,679	Ps.	(39,979)	Ps.	76,700

Emoluments:
President of the Board of Directors	Ps.	40,000	Ps.	(14,000)	Ps.	26,000
To board members		21,615		(6,485)		15,130

	Ps.	61,615	Ps.	(20,485)	Ps.	41,130

	Year ended December 31, 2013
	Amount before taxes		Taxes		Net of taxes
Payments made to executive officers:
Salary, allowances and other benefits	Ps.	139,308	Ps.	(48,758)	Ps.	93,117
Share-based payments		72,100		(21,630)		22,606
Performance bonus		50,864		(17,802)		23,727

Total payments	Ps.	262,272	Ps.	(88,190)	Ps.	139,450

Share-based payment::
To board members	Ps.	—	Ps.	—	Ps.	—
Executive officers		72,100		(25,235)		46,865

	Year ended December 31, 2013
	Amount before taxes		Taxes		Net of taxes
Manager and others		120,076		(42,027)		78,049

Total share-based payment (see Note 32)	Ps.	192,176	Ps.	(67,262)	Ps.	124,914

Emoluments:
President of the Board of Directors	Ps.	14,983	Ps.	(5,244)	Ps.	9,739
To board members		20,817		(7,285)		13,532

	Ps.	35,800	Ps.	(12,529)	Ps.	23,271

39.	Retirement benefit obligation

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

In 2006, the Entity created a defined benefit pension plan covering all active employees aged more than 65, who are part of the board of Empresas ICA, S.A.B. de C.V. and have a minimum of 10 years’ of service as a member of the board prior to their retirement. These individuals may exercise these benefits after the age of 55, with gradual reductions of the salaries considered for pension purposes. Beginning January 1, 2008, the plan deferred the early retirement age an additional two years, which such deferral ended in 2010. During 2012, the pension plan was further modified to provide lifelong benefits for these executive. In November 2015, three executives were paid benefits under pension plan, using all available funds on that date.

Also, in 2012, the Entity established an early retirement from age 60 for all employees, provided that they have 10 years of service with the Entity.

The plans in Mexico typically expose the Entity to actuarial risks such as: investment risk, interest rate risk, longevity risk and salary risk

Investment risk	The present value of the defined benefit plan liability is calculated using a discount rate determined by reference to long-term government bond yields. To select the discount rate, the rate of the bond yield that is similar to the duration of the obligations of labor liabilities of the Entity is considered. This rate is obtained from a company dedicated to provide updated prices for the valuation of financial instruments, as well as comprehensive calculation, reporting, analysis, and risks related to these prices, and that is regulated by the National Banking and Securities Commission. The choice of rate also considers the average days over which the employee benefits would be payable and not the maturity of the bond, which means that the discount rate will depend on the expected flow of benefit payments from plan.

Interest risk	A decrease in the bond interest rate will increase the plan liability; however, this will be partially offset by an increase in the return on the plan’s debt investments.

Longevity risk	The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.

Salary risk	The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plan’s liability.

No other post-retirement benefits are provided to these employees.

The most recent actuarial valuation of the defined benefit obligation was carried out at December 31, 2015, by Towers Watson Consultores Mexico, S.A. de C.V., which employs actuaries certified by the Colegio Nacional de Actuarios de Mexico. For the years ended December 31, 2014 and 2013, the actuarial valuer was Mercer The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	December 31,
	2015	2014	2013
Discount rate(s), average	6.29%	7.17%	7.50%
Expected rate(s) of salary increase, average	4.06%	5.17%	5.5%
Average longevity at retirement age for current pensioners (years)	20	15.6	16
Inflation	3.25%	4%	4%

Amounts recognized in comprehensive (loss) income in respect of these defined benefit plans are as follow:

	Year ended December 31,
	2015		2014		2013
Service cost:
Current service cost	Ps.	57,793	Ps.	42,871	Ps.	64,692
Past service cost and loss from settlements (1)		(79,630)		26,211		55,799
Net interest expense		61,931		63,761		61,836

Components of defined benefit costs recognized in results		40,094		132,843		182,327

Remeasurement on the net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)		7,581		4,483		4,290
Actuarial gains and losses arising from changes in demographic assumptions		—		(3,709)		—
Actuarial gains and losses arising from changes in financial assumptions		(4,554)		(16,796)		(111,429)
Liabilities assumed in a business combination, investment or transfers		(26)		—		—
Actuarial gains and losses arising from experience adjustments (2)		130,400		11,274		78,211

Components of defined benefit costs recognized in other comprehensive (loss) income		133,401		(4,748)		(28,928)

Total	Ps.	173,495	Ps.	128,095	Ps.	153,399

(1)	As a result of the decrease in personnel payroll by settlements, significant release of liability was originated, the favorable effect was recorded as a reduction of obligation.

(2)	Relates to adjustments in actuarial assumptions for example: updating the liabilities accrued pension uncollected or an average increase of 13.29% to directors at base payroll for employees that they remained active during the year, or transfers of staff (increased obligation because they adhered to the pension plan).

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

The amount included in the consolidated statement of financial position arising from the Entity’s obligation in respect of its defined benefit plans is as follows:

	December 31,
	2015		2014		2013
Present value of funded defined benefit obligation	Ps.	(1,054,286)	Ps.	(1,102,964)	Ps.	(1,096,259)
Fair value of plan assets		—		156,423		160,587

Net liability arising from defined benefit obligation (1)	Ps.	(1,054,286)	Ps.	(946,541)	Ps.	(935,672)

Movements in the present value of the defined benefit obligation in the current year were as follows:

	Year ended December 31,
	2015		2014		2013
Present value of defined benefit obligation as of January 1	Ps.	1,102,976	Ps.	1,096,259	Ps.	979,602
Current service cost		57,793		42,871		61,154
Past service cost		(79,630)		—		—
Interest cost		71,208		75,376		61,836
Remeasurement (gains)/ losses:
Actuarial gains and losses arising from changes in demographic assumptions		—		(3,709)		—
Actuarial gains and losses arising from changes in financial assumptions		(4,554)		(16,796)		(111,429)
Actuarial gains and losses arising from experience adjustments		130,400		11,274		78,211
Liabilities assumed in a business combination, investment or transfers		(25)		—		—
Liabilities classified as held for sale		(869)		—		—
Benefits paid		(223,013)		(128,522)		(28,914)
Plan amendments and other		—		26,211		55,799

Present value of defined benefit obligation as of December 31	Ps.	1,054,286 (1)	Ps.	1,102,964	Ps.	1,096,259

(1)	Because of the financial restructuring as described in Note 2, at December 31, 2015, labor liabilities of Ps.83,605 were reclassified to current liabilities (Note 22).

Movements in the fair value of the plan assets in the current year were as follows:

	Year ended December 31
	2015		2014		2013
Present value of plan assets as of January 1	Ps.	156,423	Ps.	160,587	Ps.	165,929
Interest income		9,277		11,617		9,919
Contributions from the employer
Remeasurement gain (loss):		(6,440)		(4,483)		(4,290)
Return on plan assets (excluding amounts included in net interest expense)		(7,759)		(11,298)		(10,971)
Benefits paid		(151,501)		—		—

Present value of defined benefit obligation as of December 31	Ps.	—	Ps.	156,423	Ps.	160,587

The fair value of the plan assets at the end of the reporting period for each category, are as follows:

	Fair value of plan assets
	December 31,
	2015		2014		2013
Debt instruments	Ps.	—	Ps.	156,423	Ps.	160,587

The fair values of the above debt instruments are determined based on quoted market prices in active markets.

The actual return on plan assets was Ps.9,277, Ps.11,617 and Ps.9,919 for December 31, 2015, 2014 and 2013, respectively.

Significant actuarial assumptions for the determination of the defined obligation are discount rate, expected salary increase and mortality. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

•

If the discount rate is 100 basis points higher (lower), the defined benefit obligation would decrease to Ps.1,020 million (increase to Ps.1,087 million), decrease by Ps.1, 076 million (increase by Ps.1, 131 million), and decrease by Ps.1, 046 million (increase by Ps.1, 148 million), as of December 31, 2015, 2014 and 2013, respectively.

•

If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by Ps.1,058 million (decrease by Ps.1,053 million), increase by Ps.1, 110 million (decrease by Ps.1, 096 million) and increase by Ps.1, 118 million (decrease by Ps.1, 066 million), as of December 31, 2015, 2014 and 2013, respectively.

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

There was no change in the methods and assumptions used in preparing the sensitivity analysis from prior years.

There has been no change in the process used by the Entity to manage its risks from prior periods.

Obligation at December 31, 2015 is 16 years (2014: 15 and 2013: 14 years).

40.	Nonmonetary transactions

During the years ended December 31, 2015, 2014 and 2013, the Entity carried out the following nonmonetary transactions, which are not reflected in its consolidated cash flow statement

a.	The Entity recognized construction revenues which were exchanged for intangible assets for the year ended December 31, 2015, 2014 and 2013, for the amount of Ps.3,513 million, Ps. 3,180 million and Ps. 3,776 million, respectively. Construction costs are considered as an operating activity.

b.	As of December 31, 2014 and 2013, the Entity had an increase in stockholders’ equity for Ps.77 million and Ps. 144 million, respectively, corresponding to shares delivered as share-based payment to executive middle- and upper-level management.

c.	As of December 31, 2015, 2014 and 2013, the Entity acquired machinery through capital leases for the amount of Ps.1,366 million, Ps.197 million and Ps.87 million, respectively, for which an asset and liability were recorded for the same amount.

d.	For the year ended December 31, 2014, the Entity credited tax paid abroad by Ps.260,236 against tax deconsolidation short-term.

41.	Business segment data

a.	The reportable segments are determined based on the financial information by segment which is reported internally by the Entity. Segment information is presented according to internal reports of the Entity’s business units, which are regularly reviewed by management for purposes of making operating decisions, in order to allocate resources to the segment and assess segment performance.

For the years ended December 31, 2015, 2014 and 2013, the Entity was organized into five major reportable segments which were: Civil Construction, Industrial Construction (corresponds to the Entity’s 50% investment in the joint venture ICA Fluor, and it is part of the strategic development goals of ICA), Airports, Concessions and Corporate and other.

Civil Construction

The Civil Construction segment focuses on infrastructure projects in Mexico, including the construction of roads, highways, transportation facilities (such as mass transit systems), bridges, dams, hydroelectric plants, prisons, tunnels, canals and airports, as well as on the construction, development and remodeling of large multi-storied urban buildings, including office buildings, multiple-dwelling housing developments and shopping centers. The Civil Construction segment has also pursued opportunities in other parts of Latin America, the Caribbean, Asia and the United States, and in 2011 was pursuing select opportunities outside of Mexico and performing one construction project in Panama and Colombia. The Civil Construction segment performs activities such as demolition, clearing, excavation, de-watering, drainage, embankment fill, structural concrete construction, concrete and asphalt paving, and tunneling. For the years ended December 31, 2015, 2014 and 2013, the Civil Construction segment accounted for approximately 62%, 67% and 67%, respectively, of total revenues.

Industrial Construction

The Industrial Construction segment is integrated exclusively by the 50% participation in the joint venture ICA Fluor, and it focuses on the engineering, procurement, construction, design, and commissioning of large manufacturing facilities such as power plants, chemical plants, petrochemical plants, fertilizer plants, pharmaceutical plants, steel mills, paper mills, drilling platforms, and automobile and cement factories. Fort the years ended December 31, 2015, 2014 and 2013, the industrial construction segment reported revenues for Ps.11,958 million, Ps. 6,128 million and Ps. 5,079 million, respectively. Eliminations are made in the segment information below to account only for the 50% joint control ICA has in ICA Fluor. This investment is accounted for using the equity method.

Airports

Through GACN, ICA operates 13 airports in the Central North region of Mexico pursuant to concessions granted by the Mexican government, including the Monterrey airport. For the years ended December 31, 2015, 2014 and 2013, the Airports segment amounted for 13%,10% and 12%, respectively, of total revenues. The airports serve a major metropolitan area (Monterrey), three tourist destinations (Acapulco, Mazatlan and Zihuatanejo), two border cities (Ciudad Juarez and Reynosa) and seven regional centers (Chihuahua, Culiacan, Durango, San Luis Potosi, Tampico, Torreon and Zacatecas). All of the airports are designated as international airports under Mexican law, meaning that they are all equipped to receive international flights and maintain customs, refueling and immigration services managed by the Mexican government.

Concessions

The concessions segment focuses on the construction, development, maintenance and operation of long-term concessions of toll roads, tunnels and water projects. For the years ended December 31, 2015, 2014 and 2013, this segment accounts for 22%, 20% y 21, respectively, of total revenues for the year. The construction work the Entity performs on the concessions is included in the Civil Construction segment. During 2015, ICA participated in two highways and a tunnel concessioned under construction and three operating concessioned highways; a tunnel in operation (the Acapulco tunnel), two rehabilitation centers, a bypass. Additionally, through associates and joint ventures during 2015, ICA participated in a highway under construction; 3 aqueducts, a highway and parking lots in operation, under concession.

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

b.	A summary of certain segment information is as follows (amounts may not add or tie to other accompanying information due to rounding):

	Construction					Corporate
	Civil	Industrial	Subtotal	Airoports (3)	Concessions	and others	Eliminations	Industrial construction	Consolidated
December 31, 2015:
External revenues	Ps. 20,678,698	Ps. 11,958,356	Ps. 32,637,054	Ps. 4,477,298	Ps. 7,310,789	Ps. 653,286	Ps. 4,011	Ps. (11,958,356)	Ps. 33,124,082
Intersegment revenues	5,291,357	—	5,291,357	3,248,942	2,649,324	2,188,527	(4,011)	—	13,374,139
Operating income	(7,355,379)	986,081	(6,369,298)	1,914,815	135,359	(1,133,180)	42,444	(986,081)	(6,395,941)
Financing income	(91,092)	(18,711)	(109,803)	(322,377)	(310,413)	(805,440)	1,202,382	18,711	(326,940)
Financing cost	1,208,592	2,687	1,211,279	460,099	3,070,432	3,313,017	(1,212,461)	(2,687)	6,839,679
Income tax expense (benefit)	170,907	325,637	496,544	580,724	(321,981)	2,538,440	254,944	(325,637)	3,223,034
Statutory employee profit sharing expense	862	55,296	56,158	9,019	933	—	—	(55,296)	10,814
Share in operations of associated companies and joint ventures	137,030	44,724	181,754	—	(283,631)	(111,020)	(563,152)	(44,724)	(820,773)
Segment assets	34,121,294	7,628,500	41,749,794	20,318,236	57,294,611	55,073,909	(58,513,140)	(7,628,500)	108,294,910
Investments in associated companies and joint ventures	708,402	46,395	754,797	—	2,615,498	34,198,175	(31,695,226)	(46,395)	5,826,849
Segment liabilities (1)	30,907,171	6,465,323	37,372,494	9,411,579	43,323,653	46,954,190	(26,795,938)	(6,465,323)	103,800,655
Capital expenditures (2)	2,876,757	84,510	2,961,267	558,068	3,862,038	986,373	—	(84,510)	8,283,236
Depreciation and amortization	675,935	73,566	749,501	280,749	266,961	78,687	—	(73,566)	1,302,332
Net cash provided by (used in) operating activities	752,893	(2,523,122)	(1,770,229)	2,978,818	3,798,033	2,009,218	(2,351,319)	2,523,122	7,187,643
Net cash (used in) provided by investing activities	(480,441)	(286,141)	(766,582)	(2,421,144)	(2,544,207)	(3,047,617)	4,573,425	286,141	(3,919,984)
Net cash (used in) provided by financing activities	(1,036,718)	462,278	(574,440)	(671,312)	133,426	1,259,127	(2,222,109)	(462,278)	(2,537,586)
December 31, 2014:
External revenues and fair value on initial recognition of real estate inventories	Ps. 25,867,254	Ps. 6,128,043	Ps. 31,995,297	Ps. 3,769,786	Ps. 7,595,130	Ps. 1,456,788	Ps. (360,107)	Ps. (6,128,043)	Ps. 38,328,851
Fair value on initial recognition of real estate inventories	1,099,381	—	1,099,381	—	—	—	—	—	1,099,381
Intersegment revenues	6,913,005	—	6,913,005	2,492,243	2,716,942	2,734,962	360,106		15,217,258
Operating income	1,456,914	364,370	1,821,284	1,516,085	3,317,539	(340,830)	94,502	(364,370)	6,044,210
Financing income	(308,381)	(12,946)	(321,327)	(309,407)	(178,662)	(743,091)	1,058,702	12,946	(480,839)
Financing cost	1,188,505	3,511	1,192,016	323,988	2,855,270	2,589,606	(787,574)	(3,511)	6,169,795
Income tax expense (benefit)	355,947	108,517	464,464	355,763	125,557	(1,658,658)	70,314	(108,517)	(751,077)
Statutory employee profit sharing expense	—	30,851	30,851	9,023	—	—	(248)	(30,851)	8,775
Share in operations of associated companies and joint ventures	(94,001)	3,862	(90,139)	—	(123,150)	421,530	(753,582)	(3,862)	(549,203)
Segment assets	42,264,193	5,126,778	47,390,971	16,546,363	55,520,404	56,373,184	(52,821,416)	(5,126,778)	117,882,728
Investments in associated companies and joint ventures	1,101,224	73,168	1,174,392	—	2,673,883	33,069,940	(31,282,525)	(73,168)	5,562,522
Segment liabilities (1)	30,811,678	4,128,260	34,939,938	6,929,165	41,677,819	37,957,793	(21,344,146)	(4,128,260)	96,032,309
Capital expenditures (2)	710,169	52,076	762,245	436,422	3,394,118	2,361,139	—	(52,076)	6,901,848
Depreciation and amortization	525,808	67,899	593,707	273,572	221,901	51,245	(1,619)	(67,899)	1,070,907
Net cash provided by (used in) operating activities	(971,840)	1,100,687	128,847	4,585,628	212,003	(5,400,204)	3,567,537	(1,100,687)	1,993,124
Net cash (used in) provided by investing activities	1,310,076	(35,096)	1,274,980	(3,916,027)	(4,223,420)	(5,267,718)	6,801,479	35,096	(5,295,610)
Net cash (used in) provided by financing activities	106,355	(52,324)	54,031	590,559	3,906,171	10,426,426	(10,267,364)	52,324	4,762,147
December 31, 2013:
External revenues	Ps. 21,744,299	Ps. 5,079,107	Ps. 26,823,406	Ps. 3,420,166	Ps. 6,766,832	Ps. 871,875	Ps. (445,606)	Ps. (5,079,107)	Ps. 32,357,566
Intersegment revenues	7,342,320	—	7,342,320	2,202,203	2,918,253	4,483,261	445,607	—	17,391,644
Operating income	890,845	195,243	1,086,088	1,144,682	3,447,734	(290,534)	(189,327)	(195,243)	5,003,400
Financing income	(565,961)	(14,017)	(579,978)	(185,351)	(363,463)	(1,869,778)	2,484,235	14,017	(500,318)
Financing cost	1,291,604	2,124	1,293,728	303,358	2,753,559	989,043	(1,235,200)	(2,124)	4,102,364
Income tax expense (benefit)	207,868	30,465	238,333	(139,483)	(1,275,602)	660,845	192,035	(30,465)	(354,337)
Statutory employee profit sharing expense	31,753	11,927	43,680	7,835	—	—	—	(11,927)	39,588
Share in operations of associated companies and joint ventures	(180,110)	(67,222)	(247,332)	—	(20,687)	535,509	(684,910)	67,222	(350,198)
Segment assets	36,649,139	3,822,502	40,471,641	14,250,035	53,835,131	48,518,225	(52,240,300)	(3,822,502)	101,012,230
Investments in associated companies and joint ventures	1,255,229	152,567	1,407,796	—	2,281,547	28,624,028	(27,448,666)	(152,567)	4,712,138
Segment liabilities (1)	29,154,725	2,959,059	32,113,784	5,030,000	39,538,165	28,066,863	(24,909,305)	(2,959,059)	76,880,448
Capital expenditures (2)	487,258	—	487,258	488,874	5,860,931	1,276,170	—	—	8,113,233
Depreciation and amortization	530,204	55,285	585,489	250,816	218,701	13,002	9,598	(55,285)	1,022,321
Net cash provided by (used in) operating activities	1,057,289	(260,306)	796,983	394,740	3,321,186	2,023,257	(5,043,372)	260,306	1,753,100
Net cash (used in) provided by investing activities	(207,420)	(29,516)	(236,936)	(1,182,568)	2,372,051	1,461,943	(1,643,330)	29,516	800,676
Net cash (used in) provided by financing activities	(1,789,510)	(125,856)	(1,915,366)	1,089,690	(4,726,774)	(3,406,282)	6,680,599	125,856	(2,152,277)

(1)	Segment liabilities include only the operating liabilities attributable to each segment.
(2)	Capital expenditures include purchases of property, plant and equipment, investments in concessions and other assets.
(3)	Includes aeronautical and non-aeronautical revenues.

c.	The Entity’s principal consolidated net revenues are from construction contracts with various Mexican public and private sector entities, as well as foreign public and private sector entities, summarized as follows:

	For the year ended December 31
	2015		2014		2013
National:
I. Public sector
Petroleos Mexicanos	Ps.	27,802	Ps,	388,748	Ps.	795,315
Instituto Mexicano del Petroleo		265,795		—		—
Comision Federal de Electricidad		71,911		464,858		1,080,117
Secretaria de Comunicaciones y Transportes		5,122,399		7,510,278		4,871,859
Secretaria de Seguridad Pública del Gobierno Federal		—		208,764		45,747
Comisión Nacional del Agua		1,166,743		931,047		1,412,586
Instituto Mexicano del Seguro Social		147,797		522,318		—
Instituto de Seguridad y Servicios Social de los Trabajadores del Estado de Chiapas		59,135		—		—
Gobierno del Distrito Federal		—		—		340,261
Sistema de Autopistas y Aeropuertos y Servicios Conexos y Auxiliares del Estado de Mexico		—		—		135,892
Comisión Estatal de Agua del Gobierno de Jalisco		—		48,587		256,120
Secretaria de Seguridad Pública de Nayarit		178,070		240,846		777,619
Secretaria de Infraestructura del Estado de Puebla		—		—		43,562
Instituto Nacional de Cardiología		33,152		430,722		512,313
Hospital General DR. Manuel Gea Gonzalez		30,676		7,331		105,279
Gobierno del Estado de Campeche		—		132,885		156,461
Instituto de Servicios Descentralizados de Salud Pública del Estados de Campeche		11,416		—		—
Gobierno del Estado de Oaxaca		27,373		36,461		113,070
Gobierno del Estado de Tlaxcala		161,671		—		—
Secretaria de Medio Ambiente y Recursos Naturales		—		9,277		84,657
APM Terminal Lázaro Cardenas, S.A. de C.V.		1,488,176		1,045,648		263,602
II. Private sector
Minera San Javier		474,113		—		379,665
Aeropuertos y Servicios Auxiliares		18,817		—		—
Arrendadora y Promotora Deportiva de Toluca, S. A. de C. V.		83,870		—		—
Fideicomiso Autopistas y Puentes del Golfo		23,904		152,918		357,978
Fideicomiso Reserva Escondida		98,213		—		—
COMSA, S.A.		42,582		—		—
Operadora CICSA, S.A. de C.V.		298,185		—		—
Autofinanciamiento Mexico, S.A. de C.V.		—		364,748		102,655
Concesionaria de la autopista de Guadalajara - Tepic		—		387,329		327,734
Foreign:
Public and private sector
USA		5,176,163		2,685,360		—
Colombia		258,124		675,972		1,016,375
Peru		3,122,141		3,904,679		4,291,090
Panama		865,101		4,072,276		2,954,279
Costa Rica		426,957		442,507		140,196
Guatemala		198,500		22,475		—

d.	The Entity’s four segments operate in four principal geographical areas in the world: Mexico, its home country, Spain, United States and Latin America. The Entity’s operations by geographic area were as follows (amounts may not add or tie to another balances due to rounding):

		Foreign
			United			Intersegment
	Mexico	Europe	States	Latin America	Sub-total	Eliminations	Total
2015:
Revenues:
Construction	Ps. 10,695,934	Ps. 43,035	Ps. 5,111,941	Ps. 4,827,788	Ps. 20,678,698	Ps. —	Ps. 20,678,698
Concessions	6,877,416	—	—	433,373	7,310,789	—	7,310,789
Sales of goods and other	5,134,595	—	—	—	5,134,595	—	5,134,595
Total revenues	22,707,945	43,035	5,111,941	5,261,161	33,124,082	—	33,124,082
Capital expenditures	7,674,562	1,700	58,607	548,367	8,283,236	—	8,283,236
Fixed assets	7,154,228	—	380,510	42,054	7,576,792	—	7,576,792
Total assets	102,933,725	82,505	2,871,607	5,240,583	111,128,420	(2,833,510)	108,294,910

2014:
Revenues:
Construction	Ps. 14,177,227	Ps. —	Ps. 2,685,360	Ps. 9,004,667	Ps. 25,867,254	Ps. —	Ps. 25,867,254
Fair value on initial recognition of real estate inventories	—	—	—	1,099,381	1,099,381	—	1,099,381
Concessions	7,212,872	—	—	382,258	7,595,130	—	7,595,130
Sales of goods and other	4,670,098	—	—	196,370	4,866,468	—	4,866,468
Total	26,060,197	—	2,685,360	10,682,676	39,428,233	—	39,428,233
Capital expenditures	5,632,098	—	70,648	1,199,102	6,901,848	—	6,901,848
Fixed assets	5,003,639	24,249	345,853	948,598	6,322,339	—	6,322,339
Total assets	109,108,956	114,584	2,635,434	8,670,119	120,529,093	(2,646,365)	117,882,728

2013:
Revenues:
Construction	Ps. 14,104,333	Ps. —	Ps. —	Ps. 7,639,966	Ps. 21,744,299	Ps. —	Ps. 21,744,299
Concessions	6,501,303	—	—	265,529	6,766,832	—	6,766,832
Sales of goods and other	3,846,435	—	—		3,846,435	—	3,846,435
Total revenues	24,452,071	—	—	7,905,495	32,357,566	—	32,357,566
Capital expenditures	7,811,635	—	—	301,598	8,113,233	—	8,113,233
Fixed assets	4,636,349	—	—	719,277	5,355,626	—	5,355,626
Total assets	94,610,131	69,396	1,773,076	7,227,206	103,679,809	(2,667,579)	101,012,230

42.	Subsequent events

a.	As is mentioned in Note 2, the Entity defaulted on payments of interest on its Senior Notes, which included guarantees of the subsidiaries CICASA, CONOISA, and CONEVISA, originating the default on various loans of the subsidiaries. For certain loans, shares of GACN were pledged as a guarantee; the bank institutions enforced the guarantees for the immediate payment of the total liabilities secured in 2016. The balances as of December 31, 2015 of these loans are as follows:

	Liabilities		GACN shares
Institution and borrower
Santander (Aeroinvest), (Note 27) (1)	Ps.	2,250,000	27,795,120
Deustche Bank/ Barclays (Aeroinvest), (Note 27)		1,595,261	22,334,934
Deutsche Bank AG / Corpbanca (ICASA) , (Note 21) (2)		798,124	10,827,666
Value (Aeroinvest), (Note 21)		600,000	7,721,678

Total	Ps.	5,243,385	68,679,398

(1)	On the date the guarantees were executed, 2,550,475 additional shares were delivered to settle the debt, including the financial cost.
(2)	The liabilities with these institutions amounted to Ps.1,147,087, the outstanding difference was documented with an unsecured loan for Ps.348,963.
(3)	On the date the guarantees were executed, the value of the guarantee was superior to the related obligations. The creditor returned cash to the Entity for the amount of Ps.907.

In addition to the execution of guarantees, during February 2016, 4,386,250 GACN shares were sold, obtaining a profit of Ps.328 million.

As a result of the execution of guarantees over the shares of GACN as well as the sale described above, the equity interest of Aeroinvest in GACN was reduced. As of the date of these financial statements, Aeroinvest’s direct interest in GACN is 7.5 million of Series B shares, which represent 1.8% of the capital stock of GACN. Additionally, Aeroinvest maintains indirectly 12.5% of the capital stock of GACN through its stock holding of 74.5% in SETA. In total, Aeroinvest maintains 14.3% of interest of GACN, maintains its control and continues consolidating its financial statements.

b.	In April 2016, notice was given to the Entity of the loan default for US $55 million dollars of ICA Plan, which is secured with the shares of San Martin, mentioned in Note 27. As of the date of these financial statements, the guarantee had not been enforced.

c.	As is mentioned in Note 28, the Entity defaulted in its payment of its tax deconsolidation liabilities, which should have been made on March 31, 2016, resulting in the reclassification of such amounts to current liabilities for Ps.903 million.

d.	As discussed in Note 22, as a result of defaults on value-added tax payments, in March 2016, the General Tax Collection Administration began an administrative enforcement proceeding against certain subsidiary entities for which the Entity has placed in guarantee, whereby it may seize certain of the subsidiaries assets for payment of the Ps. 973 million in taxes owed.

e.	As a result of the financial situation of ICA, the bonding company with which Facchina operated decided not to grant bonds for the new contracts. To ensure its bonding capacity, in March 2016, Berkshire Hathaway was selected as bonding company, which requested the creation of a trust, in which all the Facchina shares were deposited as guarantee.

f.	On February 22, 2016, the Entity formalized the purchase – sale agreement for 100% of the representative shares of the capital stock of Arrendadora, with Banca Mifel as trustee, and Grupo Desarrollador ZKC, as purchaser. The transaction amounted to Ps.347 million (see Note 34).

g.	On February 9, 2016, Covimsa, S.A. de C.V. executed an agreement with the CKD Fomento a la Energía e Infraestructura de Mexico (EXI), through the trust EXICK, for a convertible loan of Ps.750 million. These resources will be used to complete the highway project Palmillas – Apaseo El Grande (see Note 13).

h.	On January 8, 2016, the Entity was given notice of the New York Stock Exchange (NYSE), reporting that ICA no longer complied with the NYSE listing standards, because the closing average price of the ICA ADS, in a consecutive period of 30-days, was lower than U.S.$1.00 per ADS.

i.	In January and February 2016, the Entity defaulted in the payment of interest of U.S.$22 million dollars and U.S.$6 million dollars related to the U.S.$500 million dollar and U.S.$150 million dollar unsecured Senior Notes.

43.	Authorization for issuance of financial statements

The publication of the consolidated financial statements prepared in accordance with IFRS was authorized on April 12, 2016, by Luis Fernando Zarate Rocha, General Director of Empresas ICA, S.A.B. de C.V., and Pablo García Aguilar, Administration and Finance Vicepresident of the Entity, and on April 29, 2016 were approved by the Shareholders of the Entity.

44.	List of subsidiaries, joint ventures and operations

			Ownership Percentage
			December 31,
Controlled entity	Country	Activity	2015	2014	2013
SUB-HOLDING
Aeroinvest, S.A. de C.V. (9)	Mexico	Holding of shares	100.00%	100.00%	100.00%
Controladora de Empresas de Vivienda, S. A. de C. V	Mexico	Holding of shares	100.00%	100.00%	100.00%
Constructoras ICA, S. A. de C. V. (“CONOISA”)	Mexico	Holding of shares	100.00%	100.00%	100.00%
Controladora de Operaciones de Infraestructura, S. A. de C. V.	Mexico	Holding of shares	100.00%	100.00%	100.00%
Icatech Corporation	United States	Holding of shares	100.00%	100.00%	100.00%
AIRPORTS (10)
Aeropuerto Acapulco	Mexico	Airport services	33.22%	36.24%	37.12%
Aeropuerto Chihuahua	Mexico	Airport services	33.22%	36.24%	37.12%
Aeropuerto Culiacán	Mexico	Airport services	33.22%	36.24%	37.12%
Aeropuerto Ciudad Juárez	Mexico	Airport services	33.22%	36.24%	37.12%
Aeropuerto Durango	Mexico	Airport services	33.22%	36.24%	37.12%
Aeropuerto Mazatlán	Mexico	Airport services	33.22%	36.24%	37.12%
Aeropuerto Monterrey	Mexico	Airport services	33.22%	36.24%	37.12%
Aeropuerto Reynosa	Mexico	Airport services	33.22%	36.24%	37.12%
Aeropuerto San Luis Potosí	Mexico	Airport services	33.22%	36.24%	37.12%
Aeropuerto Tampico	Mexico	Airport services	33.22%	36.24%	37.12%
Aeropuerto Torreón	Mexico	Airport services	33.22%	36.24%	37.12%
Aeropuerto Zacatecas	Mexico	Airport services	33.22%	36.24%	37.12%
Aeropuerto Zihuatanejo	Mexico	Airport services	33.22%	36.24%	37.12%
Consorcio Grupo Hotelero T2, S.A. de C.V.	Mexico	Holding of shares	28.91%	29.54%	29.27%
Consorcio Hotelero Aeropuerto Monterrey, S.A.P.I de C.V.	Mexico	Holding of shares	27.07%	27.66%	27.36%
Servicios Hoteleros Aeropuerto de Monterrey, S.A. de C.V. (6)	Mexico	Airport services	27.07%	—	—
Grupo Aeroportuario Centro Norte, S.A. de C.V.	Mexico	Holding of shares	14.54%	36.24%	37.12%
Holding Consorcio Grupo Hotelero T2, S.A. de C.V.	Mexico	Airport services	33.22%	36.24%	37.12%
Oma Logística, S.A. de C.V.	Mexico	Airport services	33.22%	36.24%	37.12%
Oma Vynmsa Aero Industrial Park, S.A. de C.V.	Mexico	Airport services	18.80%	14.89%	14.74%
Operadora de Aeropuertos del Centro Norte, S.A. de C.V.	Mexico	Administrative services	33.22%	36.24%	37.12%
Servicios Aeroportuarios Centro Norte, S.A. de C.V.	Mexico	Administrative services	33.22%	36.24%	37.12%
Servicio Aero Especializado del Centro Norte, S.A. de C.V.	Mexico	Airport operations	33.22%	36.24%	37.12%
Servicios Corporativos Terminal T2, S.A. de C.V.	Mexico	Airport operations	28.91%	29.54%	29.27%
Servicios Complementarios del Centro Norte, S.A. de C.V.	Mexico	Airport operations	33.22%	31.98%	37.12%
Servicios de Tecnología Aeroportuaria, S.A. de C.V.	Mexico	Airport operations	74.50%	74.50%	74.50%
CONSTRUCTION
The Facchina Group of Companies, LLC (1)	United States	Construction	100.00%	100.00%	—
Facchina Construction of Florida LLC (1)	United States	Construction	100.00%	100.00%	—
FSI Equipment, LLC (1)	United States	Construction	100.00%	100.00%	—
Facchina Formworks, LLC (1)	United States	Construction	100.00%	100.00%	—
Facchina Crane Rental, LLC (1)	United States	Construction	100.00%	100.00%	—
Facchina Construction Company, INC. (1)	United States	Construction	100.00%	100.00%	—
Facchina Specialty Services, INC (1)	United States	Construction	100.00%	100.00%	—
MCmelli Equipment, LLC (1)	United States	Construction	100.00%	100.00%	—
PORTS AND WATER CONSTRUCTION
Consorcio CICE	Colombia	Construction	80.00%	80.00%	80.00%
Construcciones y Trituraciones, S.A. de C.V.	Mexico	Construction	100.00%	100.00%	100.00%
Consorcio Santa Ana (6)	Colombia	Construction	70.00%	—	—
URBAN CONSTRUCTION
Casaflex, S.A.P.I. de C.V.	Mexico	Construction	92.85%	92.85%	85.00%
ICA Ingeniería, S.A. de C.V.	Mexico	Engineering services	100.00%	100.00%	100.00%
Icapital, S.A. de C.V.	Mexico	Corporate services	100.00%	100.00%	100.00%
Prefabricados y Transportes, S.A. de C.V.	Mexico	Construction	100.00%	100.00%	100.00%

			Ownership Percentage December 31,
Controlled entity	Country	Activity	2015	2014	2013
HEAVY CONSTRUCTION
Compañía Hidroeléctrica La Yesca, S.A. de C.V.	Mexico	Construction	99.00%	99.00%	99.00%
Consorcio ICA-MECO Panamá	Panama	Construction	70.00%	70.00%	70.00%
Consorcio San Carlos 020	Colombia	Construction	65.00%	65.00%	65.00%
Constructora de Proyectos Hidroeléctricos, S.A. de C.V.	Mexico	Construction	100.00%	100.00%	99.00%
Constructora El Cajón, S.A. de C.V.	Mexico	Construction	100.00%	100.00%	100.00%
Constructora Hidroeléctrica La Yesca, S.A. de C.V.	Mexico	Construction	51.00%	51.00%	51.00%
Constructora Internacional de Infraestructura, S.A. de C.V.	Mexico	Construction	100.00%	100.00%	100.00%
Constructora MT de Oaxaca, S.A. de C.V.	Mexico	Construction	60.00%	60.00%	60.00%
Constructora ICA-Tecsa, S.A.	United States	Construction	99.38%	99.38%	99.38%
Constructoras ICA Chile, S.A.	Chile	Construction	99.85%	99.85%	99.85%
Constructoras ICA de Guatemala, S.A.	Guatemala	Construction	100.00%	100.00%	100.00%
Desarrolladora de Proyectos Hidroeléctricos, S.A. de C.V.	Mexico	Construction	100.00%	100.00%	100.00%
Desarrolladora Mexicana de Huites, S.A. de C.V.	Mexico	Construction	60.00%	60.00%	60.00%
ICA Construcción Civil de Venezuela, S.A.	Venezuela	Construction	100.00%	100.00%	100.00%
ICA Construcción Civil, S.A. de C.V.	Mexico	Construction	100.00%	100.00%	100.00%
ICA Construction Corporation (M) Sdn Bhd	United States	Construction	100.00%	100.00%	100.00%
ICA Internacional Perú, S.A.	Peru	Holding of shares	100.00%	100.00%	100.00%
ICA de Puerto Rico INC.	Puerto Rico	Holding of shares	100.00%	100.00%	100.00%
ICA- Miramar Corporation	Puerto Rico	Construction	100.00%	100.00%	100.00%
ICA- Miramar Metro San Juan Corp.	Puerto Rico	Construction	100.00%	100.00%	100.00%
ICA Promotora de Construcción Urbana, S.A. de C.V.	Mexico	Construction	100.00%	100.00%	100.00%
ICAPEV, C. A.	Venezuela	Construction	100.00%	100.00%	100.00%
ICA Venezuela, C.A.	Venezuela	Construction	100.00%	100.00%	100.00%
Icaprin Servicios, S.A. de C.V.	Mexico	Servicios Corporativos	100.00%	100.00%	100.00%
Ingenieros Civiles Asociados, S. A. de C. V. (“ICASA”)	Mexico	Construction	100.00%	100.00%	100.00%
Ingenieros Civiles Asociados Mexico, S.A.	Colombia	Construction	100.00%	100.00%	100.00%
Ingenieros Civiles Asociados Panamá, S.A.	Panama	Construction	100.00%	100.00%	100.00%
Recursos Técnicos y de Administración La Yesca, S.A. de C.V.	Mexico	Corporate services	100.00%	100.00%	100.00%
San Martín Contratistas Generales, S.A. (8)	Peru	Mining and construction services	—	51.00%	51.00%
San Martin Logistica Minería. S.A. (2) (8)	Spain	Mining and construction services	—	35.70%	—
State Town Corp (2)	Panama	Construction	100.00%	100.00%	—
Compañía de Infraestructura Chicoacen II (2)	Mexico	Construction	100.00%	100.00%	—
CORPORATE
Autopistas Concesionadas de Venezuela, S.A.	Venezuela	Infrastructure operation	100.00%	100.00%	100.00%
Compañía Integradora Mercantil Agrícola, S.A. de C.V.	Mexico	Commodity trading, especially grains	100.00%	100.00%	100.00%
Construexport, S.A. de C.V.	Mexico	Corporate services	99.73%	99.73%	99.73%
Ica Reinsurance, A.G.	Switzerland	Insurance	100.00%	100.00%	100.00%
Maxipistas de Venezuela, C.A.	Venezuela	Infrastructure operation	75.00%	75.00%	75.00%
BUSINESS DEVELOPMENT
ICA El Salvador, S.A.	El Salvador	Construction	100.00%	100.00%	100.00%
ICA Construction Corporation	United States	Holding of shares	100.00%	100.00%	100.00%
Icador, S.A.	Ecuador	Construction	100.00%	100.00%	100.00%
ICA Costa Rica, S.A.	Costa Rica	Construction	100.00%	100.00%	100.00%
Icatech Services Corporation	United States	Holding of shares	100.00%	100.00%	100.00%

			Ownership Percentage December 31,
Controlled entity	Country	Activity	2015	2014	2013
ICA REAL ESTATE
Promotora e Inversora Adisa, S.A. de C.V.	Mexico	Real estate construction	100.00%	100.00%	100.00%
ICA SERVICES
Asesoría Técnica y Gestión Administrativa, S.A. de C.V.	Mexico	Corporate services	100.00%	100.00%	100.00%
Grupo ICA, S.A. de C.V.	Mexico	Corporate services	100.00%	100.00%	100.00%
ICA Desarrolladora de Recursos Gerenciales y Directivos, S.A. de C.V. (4)	Mexico	Administrative services	-	100.00%	100.00%
ICA Propiedades Inmuebles, S.A. de C.V.	Mexico	Corporate services	100.00%	100.00%	100.00%
ICA Risk Management Solutions Agente de Seguros y Fianzas, S.A. de C.V.	Mexico	Corporate services	100.00%	100.00%	100.00%
ICA Servicios de Dirección Corporativa, S.A. de C.V. (“ICASEDI”)	Mexico	Corporate services	100.00%	100.00%	100.00%
ICA Planeación y financiamiento, S.A. de C.V. Sofom. E.N.R.	Mexico	Corporate services	100.00%	100.00%	100.00%
Servicios Transaccionales CNS, S.A. de C.V. (6)	Mexico	Corporate services	100.00%	-	-
INFRASTRUCTURE
Autopista del Occidente S.A. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%	100.00%
Autopista Naucalpan Ecatepec, S.A.P.I. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%	100.00%
Autovía Paradores y Servicios, S.A. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%	100.00%
Autovía Querétaro, S.A. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%	100.00%
Caminos y Carreteras del Mayab, S.A.P.I. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%	100.00%
Desarrollo, Infraestructura y Operación, S.A.P.I. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%	100.00%
Concesionaria de Ejes Terrestres de Coahuila, S.A. de C.V.	Mexico	Infrastructure operation	76.36%	76.36%	76.36%
Consorcio del Mayab, S.A. de C.V.	Mexico	Construction, operation and maintenance of roads	51.00%	100.00%	100.00%
Covimsa, S.A. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%	100.00%
Desarrolladora de Infraestructura Puerto Escondido S.A. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%	100.00%
Desarrolladora de Proyectos de Infraestructura, S.A. de C.V.	Mexico	Infrastructure operation	51.00%	100.00%	100.00%
ICA Infraestructura, S.A. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%	100.00%
ICA San Luis, S.A. de C.V.	Mexico	Infrastructure operation	51.00%	100.00%	100.00%
Libramiento ICA La Piedad, S.A. de C.V.	Mexico	Infrastructure operation	51.00%	100.00%	100.00%
ICA Operadora de Vías Terrestres, S.A.P.I. de C.V. (6)	Mexico	Infrastructure operation	51.00%	-	-
Maxipista de Panamá, S.A.	Mexico	Infrastructure operation	100.00%	100.00%	100.00%
Operadora Autopista Río de los Remedios S.A.P.I. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%	100.00%
Operadora de la Autopista del Occidente, S.A. de C.V.	Mexico	Infrastructure operation	98.78%	98.78%	98.78%
Pápagos Servicios Para la Infraestructura, S.A. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%	100.00%
ICAI Operación de Infraestructura, S.A de C.V. (Antes PASARRE Servicios, S.A. de C. V.)	Mexico	Infrastructure operation	100.00%	100.00%	100.00%
Sarre Infraestructura y Servicios, S.R.L. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%	100.00%
Túneles Concesionados de Acapulco, S.A. de C.V.	Mexico	Infrastructure operation	51.00%	100.00%	100.00%
Túnel diamante, S.A. de C.V.	Mexico	Infrastructure operation	100.00%	100.00%	100.00%
ICAI Servicios, S. A. de C. V. (2)	Mexico	Administrative services	100.00%	100.00%	-
ICA Hidro, S.A.P.I. de C.V. (6)	Mexico	Infrastructure operation	100.00%	-	-
ICA Hidro II, S.A.P.I. de C.V. (6)	Mexico	Infrastructure operation	100.00%	-	-
ICA Hidro III, S.A.P.I. de C.V. (6)	Mexico	Infrastructure operation	100.00%	-	-
Administradora de Infraestructura ICA, S.A. de C.V. (6)	Mexico	Administrative services	100.00%	-	-
ICA Concesiones Colombia, S.A.S. (6)	Mexico	Infrastructure operation	100.00%	-	-

Controlled entity	Country	Activity	Ownership Percentage December 31,
			2015	2014	2013
HOUSING
Arrendadora Viveica, S.A. de C.V.	Mexico	Housing	100.00%	100.00%	100.00%
Centro Sur, S.A. de C.V.	Mexico	Construction of real estate	75.00%	75.00%	75.00%
Grupo Punta Condesa, S.A. de C.V. (7)	Mexico	Housing	—	100.00%	100.00%
Inmobiliaria Baja S.A. de C.V.	Mexico	Construction of real estate	100.00%	100.00%	100.00%
Operadora de Marina PITCH S.A. de C.V.	Mexico	Real estate and tourism development	100.00%	100.00%	98.00%
Promoción Inmobiliaria Turística Champotón, S.AP.I. de C.V.	Mexico	Real estate and tourism development	91.57%	100.00%	100.00%
Promoción Turística Aak-Bal, S.A.P.I. de C.V.	Mexico	Real estate and tourism development	100.00%	100.00%	100.00%
Viveflex, S.A. de C.V.	Mexico	Housing	50.00%	50.00%	50.00%
Viveica, S.A. de C.V.	Mexico	Housing	100.00%	100.00%	100.00%
Viveica Construcción y Desarrollo, S.A. de C.V.	Mexico	Housing	100.00%	100.00%	100.00%
Joint Operations	Mexico
Construction	Mexico
Constructora de Infraestructura de Agua de Querétaro, S.A. de C.V.	Mexico	Operation of Infrastructure	51.00%	51.00%	51.00%
Constructora Nuevo Necaxa - Tihuatlán, S.A. de C.V.	Mexico	Operation of Infrastructure	60.00%	60.00%	60.00%
Consorcio PAC 4	Panama	Construction	43.00%	43.00%	43.00%
Constructora Mexicana de Infraestructura Subterránea, S.A. de C.V.	Mexico	Operation of Infrastructure	50.00%	50.00%	50.00%
Vía Rápida del Sur, S.A. de C.V.	Mexico	Operation of Infrastructure	65.00%	65.00%	65.00%
Joint Ventures
Construction
Acatunel, S.A. de C.V. (2)	Mexico	Construction	50.00%	50.00%	—
Administración y Servicios Atotonilco, S.A. de C.V.	Mexico	Infrastructure operation	42.50%	42.50%	42.50%
Constructora de Infraestructura de Aguas de Potosí, S.A. de C.V.	Mexico	Infrastructure operation	51.00%	51.00%	51.00%
Dean-Facchina JV (1)	United States	Construction	49.00%	49.00%	—
FRAMEX (7)	Spain	Holding of shares	50.00%	50.00%	50.00%
Grupo Rodio Kronsa (7)	Spain	Construction	50.00%	50.00%	50.00%
ICC Constructors JV (1)	United States	Construction	24.00%	24.00%	—
Infraestructura y Saneamiento de Atotonilco, S.A. de C.V.	Mexico	Infrastructure operation	42.50%	42.50%	42.50%
Skanska-Facchina JV (1)	United States	Construction	30.00%	30.00%	—
Constructora de Obras Civiles y Electromecánicas de Atotonilco, S.A. de C.V.	Mexico	Construction	51.00%	51.00%	—
Global City Development, LLC (5)	United States	Construction	30.00%	—	—
Metro Chile (6)	Chile	Construction	33.33%	—	—
Industrial Construction
Caribbean Thermal Electric, LLC	Dominican Republic	Construction and industry	51.00%	51.00%	51.00%
Desarrolladora de Etileno S. de R.L. de C.V.	Mexico	Construction and industry	10.20%	10.20%	10.20%
Dominican Republic Combined Cycle, LLC	Dominican Republic	Construction and industry	51.00%	51.00%	51.00%
Etileno Contractors, S. de R.L. de C.V.	Mexico	Construction and industry	51.00%	51.00%	51.00%
Ethylene XXI Contractors, S.A.P.I de C.V.	Mexico	Construction and industry	10.20%	10.20%	10.20%
Etileno XXI Services, B.V.	Holland	Construction and industry	10.20%	10.20%	10.20%
Industria del Hierro, S.A. de C.V.	Mexico	Construction and industry	51.00%	51.00%	51.00%
ICA Fluor Daniel, S. de R.L. de C.V.	Mexico	Construction and industry	51.00%	51.00%	51.00%
ICA Fluor Operaciones, S.A. de C.V.	Mexico	Corporate services	51.00%	51.00%	51.00%
ICA Fluor Petroquímica, S.A. de C.V.	Mexico	Construction and industry	51.00%	51.00%	51.00%
ICA Fluor Servicios Operativos, S.A. de C.V.	Mexico	Corporate services	51.00%	51.00%	51.00%
ICA Fluor Servicios Gerenciales, S.A. de C.V.	Mexico	Corporate services	51.00%	51.00%	51.00%
IFD Servicios de Ingeniería, S.A. de C.V.	Mexico	Corporate services	51.00%	51.00%	51.00%

Controlled entity	Country	Activity	Ownership Percentage December 31,
			2015	2014	2013
Housing
Los Portales, S.A.	Peru	Construction of real state	50.00%	50.00%	50.00%
Infrastructure
Aguas Tratadas del Valle de Mexico, S.A. de C.V. (3)	Mexico	Infrastructure operation	—	—	10.20%
Autovía Mitla- Tehuantepec, S.A. de C.V.	Mexico	Infrastructure operation	60.00%	60.00%	60.00%
Concesionaria Distribuidor Vial San Jerónimo Muyuguarda, S.A. de C.V. (3)	Mexico	Infrastructure operation	—	—	30.00%
Operadora Carretera de Mitla, S.A. de C.V.	Mexico	Infrastructure operation	60.00%	60.00%	60.00%
Renova Atlatec, S.A. de C.V.	Mexico	Infrastructure operation	50.00%	50.00%	50.00%
Aquos El Realito, S.A. de C.V.	Mexico	Infrastructure operation	51.00%	51.00%	51.00%
Prestadora de Servicios Acueducto el Realito, S.A. de C.V.	Mexico	Services	51.00%	51.00%	51.00%
Autovía Necaxa - Tihuatlán, S.A. de C.V.	Mexico	Infrastructure operation	50.00%	50.00%	50.00%
Parque Eólico Reynosa I, S.A. de C.V. (2)	Mexico	Infrastructure operation	20.00%	20.00%	—
Suministro de Agua de Querétaro, S.A. de C.V. (“SAQSA”) (11)	Mexico	Infrastructure operation	37.00%	42.39%	42.39%
Services
Actica Sistemas, S. de R.L. de C.V.	Mexico	Systems development	50.00%	50.00%	50.00%
C7AI Servicios Industriales Especializados, S.A. de C.V.	Mexico	Services	50.00%	50.00%	50.00%

(1)	Acquired in 2014.
(2)	Incorporated in 2014.
(3)	Sold during 2014.
(4)	Merged in 2014 with ICASEDI.
(5)	Acquired in 2015.
(6)	Incorporated in 2015.
(7)	Sold during 2015.
(8)	Loss of control during 2015.
(9)	Will be merged from the first quarter of 2016, with CONOISA.
(10)	During 2015, 2014 and 2013 and first quarter of 2016, the Entity sold ownership interest (see Note 42).
(11)	During 2015, the Entity sold shares of Proactiva Mexico, S.A. de C.V., associated entity, resulting the ownership decrease in SAQSA.

Empresas ICA, S. A. B. de C. V.

(Legal Entity Basis)

Separate Financial Statements for the Years Ended December 31, 2015 and 2014

Empresas ICA, S. A. B. de C.V.

Separate Financial Statements as of December 31, 2015 and 2014

Empresas ICA, S. A. B. de C.V.

Statements of Financial Position

(Thousands of Mexican pesos)

	Thousands of U.S. dollars (Convenience Translation Note 3) December 31, 2015		December 31,
			2015		2014
Current assets:
Cash and cash equivalents	U.S.$	601	Ps.	10,436	Ps.	80,812
Restricted cash and cash equivalents		8,651		150,000		—
Due and note receivables from related parties		294,201		5,101,393		4,780,163
Prepaid expenses and other accounts receivable		2,029		35,176		97,368
Derivative financial instruments				—		76,730
Recoverable taxes		1,593		27,621		116,486

Total current assets		307,075		5,324,626		5,151,559
Notes receivables from related parties		347,840		6,031,481		5,106,857
Investment in subsidiaries and associates entities		1,582,594		27,441,865		26,359,402
Deferred income taxes				—		2,715,160
Derivative financial instruments				—		783,363
Intangible assets - applications of IT		40,068		694,768		531,354

Total assets	U.S.$	2,277,577	Ps.	39,492,740	Ps.	40,647,695

Current liabilities:
Notes payable	U.S.$	—		$—		$640,444
Current portion of long-term debt		1,315,419		22,809,107		—
Due to related parties		243,239		4,217,716		3,016,319
Income taxes		162		2,805		2,031
Taxes payable associated with tax deconsolidation		70,842		1,228,380		182,509
Prepayments from related parties		12,474		216,305		324,457
Accrued expenses and other		76,914		1,333,674		691,388

Current liabilities		1,719,050		29,807,987		4,857,148
Non-current liabilities:
Long-term debt		—		—		19,223,828
Due to related parties		2,945		51,060		65,788
Deferred income taxes		17,225		298,680		—
Taxes payable associated with tax deconsolidation		150,951		2,617,456		3,698,556

Total liabilities		1,890,171		32,775,183		27,845,320

Stockholders’ equity:
Common stock		485,678		8,421,564		8,478,845
Additional paid-in capital		95,491		1,655,792		4,249,909
Reserve for repurchase of shares		122,549		2,124,980		2,100,676
Accumulated deficit		(338,205)		(5,864,403)		(2,231,829)
Valuation of derivative financial instruments		21,893		379,624		204,774

Total stockholders’ equity		387,406		6,717,557		12,802,375

Total liabilities and stockholders’ equity	U.S.$	2,277,577	Ps.	39,492,740	Ps.	40,647,695

The accompanying notes are an integral part of these separate financial statements.

Empresas ICA, S. A. B. de C.V.

Separate Statements of Results and Other Comprehensive Loss

(Thousands of Mexican pesos)

	Thousands of U.S. dollars (Convenience Translation Note 3) December 31, 2015		Year ended December 31,
			2015		2014
Gain on sale of investment in shares	U.S.$	81,010	Ps.	1,404,691	Ps.	—
Service revenue		48,152		834,945		977,133
Dividend income from subsidiaries		4,129		71,604		23,569

Total revenues		133,291		2,311,240		1,000,702

General and administrative expenses		69,032		1,197,009		1,631,827
Other income, net		(158)		(2,738)		(2,272)

Operating income (loss)		64,417		1,116,969		(628,853)
Financing cost:
Interest expense		132,430		2,296,314		2,178,788
Interest income		(45,830)		(794,689)		(645,384)
Effects of valuation of financial instruments		(489)		(8,484)		—
Exchange loss, net		170,953		2,964,295		1,791,139

		257,064		4,457,436		3,324,543

Loss before income taxes		(192,647)		(3,340,467)		(3,953,396)
Income tax expense (benefit)		166,451		2,886,224		(1,359,279)

Net loss for the year		(359,098)		(6,226,691)		(2,594,117)
Other comprehensive income:
Gain on cash flow hedges		56,249		975,338		248,533
Reclassification adjustments for amounts recognized in results for cash flow hedges		(41,843)		(725,553)		123,662
Income tax relating to reclassification adjustments for amounts recognized in results for cash flow hedges		12,553		217,666		(37,099)
Income tax relating to valuation effects of derivative financial instruments		(16,875)		(292,601)		(74,560)

		10,084		174,850		260,536

Total comprehensive loss for the year	U.S.$	(349,014)	Ps.	(6,051,841)	Ps.	(2,333,581)

The accompanying notes are an integral part of these separate financial statements.

Empresas ICA, S. A. B. de C.V.

Separate Statements of Changes in Stockholders’ Equity

(Thousands of Mexican pesos, except for share data)

		Contributed capital				Earned capital
	Shares	Common stock		Additional paid-in capital		Reserve for repurchase of shares		Accumulated deficit		Valuation of financial derivative financial instruments		Total stockholders’ equity
Balance at January 1, 2014	610,011,256	Ps.	8,407,532	Ps.	4,093,670	Ps.	2,140,268	Ps.	362,288	Ps.	(55,762)	Ps.	14,947,996
Issuance of common stock	2,974,623		40,998		26,922		9,122		—		—		77,042
Sale of treasury shares, net	23,766,387		327,270		89,491		182,766		—		—		599,527
Repurchase of shares	(21,566,931)		(296,955)		—		(231,480)		—		—		(528,435)
Equity forward	—		—		39,826		—		—		—		39,826
Comprehensive loss:
Net loss for the year	—		—		—		—		(2,594,117)		—		(2,594,117)
Effect of valuation of derivative financial instruments	—		—		—		—		—		260,536		260,536

Comprehensive loss for the year	—		—		—		—		(2,594,117)		260,536		(2,333,581)

Balance at December 31, 2015	615,185,335		8,478,845		4,249,909		2,100,676		(2,231,829)		204,774		12,802,375
Application of earnings from prior years	—		—		(2,594,117)				2,594,117				—
Repurchase of shares	(4,156,059)		(57,281)		—		24,304		—		—		(32,977)
Comprehensive loss:
Net loss for the year	—		—		—		—		(6,226,691)		—		(6,226,691)
Effect of valuation of derivative financial instruments	—		—		—		—		—		174,850		174,850

Comprehensive loss for the year	—		—		—		—		(6,226,691)		174,850		(6,051,841)

Balance at December 31, 2015	611,029,276	Ps.	8,421,564	Ps.	1,655,792	Ps.	2,124,980	Ps.	(5,864,403)	Ps.	379,624	Ps.	6,717,557

The accompanying notes are an integral part of these separate financial statements.

Empresas ICA, S. A. B. de C.V.

Separate Statements of Cash Flows

(Thousands of Mexican pesos)

	Thousands of U.S. dollars (Convenience		Year ended December 31,
	Translation Note 3) December 31, 2015		2015		2014
Cash flows from operating activities:
Loss before income taxes	U.S.$	(192,647)	Ps.	(3,340,467)	Ps.	(3,953,396)
Adjustments for:
Amortization		3,012		52,228		15,917
Interest income		(45,830)		(794,689)		(645,384)
Interest expense		123,583		2,142,898		1,714,347
Unrealized exchange rate fluctuation		158,886		2,755,050		1,909,693
Amortization of issuance costs and financing commissions		6,272		108,766		146,646
Discount on long-term liabilities		8,809		152,758		317,796
Valuation of derivative financial instruments		(489)		(8,484)		—
Other operating activities		—		—		77,041

		61,596		1,068,060		(417,340)

Other accounts receivable		3,587		62,192		13,563
Prepaid expenses		11,557		200,388		8,166
Prepayments from related parties		(18,712)		(324,457)		(108,153)
Accounts receivable and payable from related parties, net		(78,576)		(1,362,479)		(178,441)
Recoverable taxes, net		5,125		88,865		(118,249)
Accrued expenses and other		(8,315)		(144,174)		(231,703)
Income tax payments		(2,875)		(49,854)		(2,578)

Net cash used in operating activities		(26,613)		(461,459)		(1,034,735)

Cash flows from investing activities:
Contributions to investment in subsidiaries and associated entities		(58,298)		(1,010,859)		(1,052,646)
Dividends received		(4,130)		(71,604)		—
Intangible assets - applications of IT		(11,518)		(199,726)		(305,996)
Interest payment from subsidiaries		15,605		270,585		653,820
Loan payment from subsidiaries		159,713		2,769,383		8,348,059
Loans granted to subsidiaries		(104,064)		(1,804,450)		(10,271,806)

Net cash used in investing activities		(2,692)		(46,671)		(2,628,569)

Cash flows from financing activities:
Proceeds from debt		16,457		285,358		11,629,942
Payments of debt		(57,969)		(1,005,160)		(4,655,892)
Payments of issuance costs and financing commissions		—		—		(541,217)
Interest paid from debt		(82,167)		(1,424,758)		(1,628,525)
Derivative financial instruments		64,497		1,118,362		(54,192)
Interest paid to related parties		(1,781)		(30,876)		(80,256)
Repurchase of shares		(1,902)		(32,977)		(182,688)
Sale of treasury shares		—		—		394,739
Payments of loans to subsidiaries		(12,484)		(216,478)		(2,650,122)
Proceeds from subsidiaries		109,245		1,894,283		1,366,696

Net cash provided by financing activities		33,896		587,754		3,598,485

Increase (decrease) in cash, cash equivalents and restricted cash		4,591		79,624		(64,819)
Cash, cash equivalents and restricted cash at beginning of period		4,661		80,812		145,631

Cash, cash equivalents and restricted cash at the end of period	U.S.$	9,252	Ps.	160,436	Ps.	80,812

The accompanying notes are an integral part of these separate financial statements.

Empresas ICA, S. A. B. de C.V.

Selected Information to Separate Financial Statements

For the years ended December 31, 2015 and 2014

(Thousands of Mexican pesos, except as otherwise indicated)

1.	Nature of business

Empresas ICA, S.A.B. de C.V. (“ICA” or, the Entity”) is a holding company incorporated in Mexico with over 68 years experience, the subsidiaries of which are engaged in a wide range of construction and related activities including the construction of infrastructure facilities as well as industrial, urban and housing construction, for both the Mexican public and private sectors. ICA’s subsidiaries are also involved in the construction, maintenance and operation of highways, bridges and tunnels granted by the Mexican government and foreign governments under concessions. Through its subsidiaries, the Entity also manages and operates airports. In addition, some of ICA’s subsidiaries are engaged in real estate and housing development. Through its associated entities, since 2012, ICA provided mining related services, such as exploration and exploitation of deposits for others, transportation and other mining-related activities. ICA’s shares are traded on the Mexican Stock Exchange and the New York Stock Exchange, see Note 42. Its registered address is 36 Boulevard Manuel Avila Camacho, Piso 15, Lomas de Chapultepec, 11000 Mexico, D. F.

As of December 31, 2015, the Entity has no employees; consequently it is not subject to labor-obligations.

2.	Going concern

During December 2015, the Entity defaulted on the U.S.$31 million interest payment on its U.S.$700 million Senior Notes maturing in 2024. Subsequent to year end, the Entity also defaulted on U.S.$22 million and U.S.$6 million in interest payments on its U.S.$500 million Senior Notes maturing in 2021 and its U.S.$150 million Senior Notes, maturing in 2017, respectively.

The Entity’s failure to pay the interest on these Senior Notes resulted in cross-defaults of certain other long-term debt in December 2015 and subsequently in 2016, which resulted in the guarantees existing under those secured loans being executed by the respective bank creditors during the first quarter of 2016. See footnote 42. These loans, together with the obligations of the Senior Notes, are presented in current liabilities at December 31, 2015, in the Entity’s consolidated statement of financial position. Additionally, the Entity has experienced a general delay in payments to certain service suppliers and creditors and taxes, as well as a reduction of operations and personnel adjustments.

At December 31, 2015, short-term liabilities exceed current assets by Ps.24.4 billion pesos. Additionally, the Entity has suffered net losses of Ps.6.2 million and Ps.2.5 million during the last two years. These events and results raise substantial doubt about the Entity’s ability to continue as a going concern. The accompanying financial statements have been prepared under the assumption that the Entity will continue as a going concern, which assumes the realization of its assets and the settlement of its liabilities and obligations in the normal course of business. Consequently, the accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management is considering various options, including negotiations with its current bondholders and certain suppliers in an effort to restructure its debt and other obligations as well as seek additional financing. Additionally, the Entity is analyzing the feasibility of the sale of certain assets, which are not strategic for the Entity’s operation, or the partial realization of investments to allow the Entity to obtain access to resources over the coming months. Moreover, the Entity has implemented a series of operating restructuring measures, including a reduction of personnel costs, appointment of a Restructuring Director, changes involving key management personnel, and the creation of trusts to ensure the adequate utilization of funds assigned to certain construction projects. The Entity has hired external advisors to advise the Entity on the best restructuring strategy based on the Entity’s finances, liquidity requirements, payment capacity and operations.

Although the Entity’s management is focused on making its operations profitable, concluding and executing its restructuring plan and obtaining new financing sources, the outcome of the restructuring process and the implications it may have for parties with an interest in the Entity, such as its stockholders, creditors, suppliers, customers and employees, cannot be guaranteed, nor can the successful outcome of the restructuring plan be assured.

3.	Convenience translation

Solely for convenience of readers, peso amounts included in the financial statements as of December 31, 2015 and for the year then ended have been translated into U.S. dollar amounts at exchange rate of Ps.17.3398 pesos per U.S. dollar, as published by Banco de Mexico, S.A. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

4.	Notes payable

Notes payable consist of the following:

	December 31,
	2015		2014
Payable in U.S. dollars:
Loan granted to ICA in November 2014, for U.S.$46 million dollars, accruing interest at fixed rate 7.5%. The loan matures in November 16, 2015. Costs and financing commissions of Ps.40,322. During 2015, this loan was transferred to State Town Corporation, a subsidiary of ICA. The loan was secured by real estate inventory of such subsidiary.	Ps.	—	Ps.	640,444

5.	Long-term debt

a.	Debt to credit institutions and debentures and other securities at December 31, 2015 and 2014, is comprised as follows:

	December 31,
	2015		2014
Payable in U.S. dollars:
In May 2014, ICA placed senior notes for a principal amount of U.S.$700 million dollars, maturing in 2024. Debt instruments have an annual interest rate of 8.875%, interest is paid semi-annually. In December 2015, the loan was in default as of result non-payment of interest of approximately U.S.$31 million.	Ps.	12,137,860	Ps.	10,314,360
As of December 31, 2015 debt corresponds to U.S.$150 million, resulting from the operation is described below:
In July 2012, ICA placed senior notes for a principal amount of U.S.$350 million dollars, maturing in 2017. Debt instruments have an annual interest rate of 8.375%, payable semi-annually, resulting in a yield to maturity of 8.625%. U.S.$200 million dollars were prepaid with the resources obtained from senior notes placed in May 2014. This early settlement caused the payment of a premium to the bondholders for U.S.$13.5 million dollars which was recorded in financial cost in 2014. (1)		2,600,970		2,210,220
In February 2011, ICA placed senior notes for a principal amount of U.S.$500 million dollars, with a coupon of 8.90% and maturing in 2021. (1)		8,669,900		7,367,400

		23,408,730		19,891,980
Less:
Current portion		(22,809,107)		—
Financing commissions and issuance costs, net		(599,623)		(668,152)

Long-term debt	Ps.	—	Ps.	19,223,828

(1)	These debt instruments were issued by ICA as unsecured notes, with Constructoras ICA, S.A. de C.V. (“CICASA”), Controladora de Operaciones de Infraestructura, S.A. de C.V. (“CONOISA”) and Controladora de Empresas de Vivienda, S.A. de C.V. (“CONEVISA”), as guarantors.

b.	The scheduled maturities of long-term debt as of December 31, 2015, is as follow:

At December 31, 2015	1 year		Up to 2 years		Up to 3 years		Up to 4 years		Up to 5 years		Up to 6 years and thereafter		Total
Current portion of long-term debt (1)	Ps.	22,809,107	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	22,809,107
Fixed interest of long-term debt		2,173,110		2,089,727		1,943,965		1,943,965		1,943,965		4,104,740		14,199,472

Total	Ps.	30,339,271	Ps.	2,089,727	Ps.	1,943,965	Ps.	1,943,965	Ps.	1,943,965	Ps.	4,104,740	Ps.	42,365,633

(1)	Amounts before commissions and issuance costs.

c.	Long-term debt issued by Entity includes various covenants that restrict the ability to incur additional indebtedness and capital lease obligations, issue guarantees, sell fixed and other non-current assets and make capital distributions, as well as require compliance with certain other financial ratios. These financial ratios include: the ratio of total liabilities to equity; the ratio of current assets to current liabilities; the ratio of current assets less affiliated accounts receivable to current liabilities; and the ratio of operating earnings plus depreciation to net financing expenses.

d.	As mentioned in Note 2, due to the liquidity problems experienced by the Entity, which worsened in the last quarter of 2015, ICA management elected to use its resources mainly for its business operations and project execution rather than for paying the coupon interest of its U.S.$700 million Senior Notes with maturity in 2024, for the amount of U.S.$31 million that were due at the end of the month of December in 2015.

As a result of defaulting on this interest payment, cross defaults occurred in certain other long-term bank liabilities, which in certain cases, the related guarantees were enforced by the bank creditors in the first months of 2016. By virtue of the above, the Senior Note liabilities for the amount of Ps.22,809,107, after fees and financing expenses, were reclassified to the short-term liabilities in the balance sheet of the Entity as of December 31, 2015.

6.	Guarantees

The Entity has granted guarantees for the amount of U.S. $459 million, equivalent to Ps.7.952 billion, to some of its related parties for bank liabilities contracted for them, of which Ps.1.350 billion are related to short-term loans and Ps.6.582 billion are related to long-term loan.

7.	Subsequent events

a.	The Entity defaulted on its payment of its tax deconsolidation liabilities, which should have been made on March 31, 2016, resulting in the reclassification of such amounts to current liabilities for Ps.903 million as of such date.

b.	On January 8, 2016, the Entity was given notice of the New York Stock Exchange (NYSE), reporting that ICA no longer complied with the NYSE listing standards, because the closing average price of the ICA ADS, in a consecutive period of 30-days, was lower than U.S.$1.00 per ADS.

c.	In January and February 2016, the Entity defaulted on the payment of interest of U.S.$22 million dollars and U.S.$6 million dollars related to the U.S.$500 million dollar and U.S.$150 million dollar unsecured Senior Notes.

* * * * *

ICA Fluor Daniel,

S. de R. L. de C. V. and Subsidiaries

Consolidated Financial Statements at December 31, 2015 and 2014 and for the Years Ended December 31, 2015, 2014 and 2013, and Independent Auditors’ Report dated May 13, 2016

ICA Fluor Daniel, S. de R. L. de C. V. and Subsidiaries

Consolidated Financial Statements for the Years Ended December 31, 2015, 2014 and 2013

ICA Fluor Daniel, S. de R. L. de C. V. y Subsidiaries

Independent Auditors’ Report to the Board of Directors and Partners of ICA Fluor Daniel, S. de R. L. de C. V.

We have audited the accompanying consolidated financial statements of ICA Fluor Daniel, S. de R. L. de C. V. and Subsidiaries (the “Entity”), which comprise the consolidated statements of financial position as of December 31, 2015 and 2014, and the related consolidated statements of income and other comprehensive income (loss), changes in stockholders’ equity and cash flows for the years ended December 31, 2015 and 2014, and the related notes to the consolidated financial statements.

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

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICA Fluor Daniel, S. de R. L. de C. V. and Subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years ended December 31, 2015 and 2014 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3.c to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Mexico.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

C.P.C. Alejandro Anaya Quiroz

Mexico City, México

May 13, 2016

ICA Fluor Daniel, S. de R. L. de C. V. and Subsidiaries

Consolidated Statements of Financial Position

(Thousands of Mexican pesos)

		Millions of U.S. dollars (Convenience Translation Note 3.c) December 31, 2015		December 31,
	Notes			2015		2014

Current assets:
Cash and cash equivalents	6	U.S.	78	Ps.	1,345,757	Ps.	3,667,547
Customers, net	7		666		11,562,821		4,876,197
Due from related parties	27		13		217,421		180,639
Other accounts receivable	9		44		778,831		224,582
Inventories			—		4,802		5,815
Other current assets	10		42		733,856		552,855
Derivative financial instruments	19		—		—		—

Total current assets			843		14,643,488		9,507,635

Non-current assets:
Property, plant and equipment, net	11		34		585,442		546,777
Other assets, net	12		1		23,957		41,725
Investment in joint ventures	14		6		92,790		154,059
Deferred income taxes	20		1		27,250		118,047

Total assets		U.S.	885	Ps.	15,372,927	Ps.	10,368,243

Current liabilities:
Notes payable	15	U.S.	87	Ps.	1,515,941	Ps.	638,313
Trade accounts payable			171		2,971,401		2,383,038
Income taxes payable	20		2		27,149		67,990
Other payable accounts and accrued liabilities	16		185		3,209,351		2,072,417
Derivative financial instruments	19		5		81,625		6,645
Provisions	17		97		1,686,995		562,576
Due to related parties	27		48		826,864		84,128
Statutory employee profit sharing			3		50,214		73,565
Advances from customers			96		1,659,973		1,995,004

Total current liabilities			694		12,029,513		7,883,676

(Continued)

		Millions of U.S. dollars (Convenience Translation Note 3.c) December 31,		December 31,
	Notes	2015		2015		2014
Non-current liabilities:
Long-term leasing agreements	18		2		32,734		26,041
Employee benefits	28		21		362,915		302,823
Derivative financial instruments			3		52,567		—
Deferred income taxes			20		378,546		3,800
Provisions	17		7		130,521		147,144

Total liabilities			747		12,986,796		8,363,484

Contingencies	21
Stockholders’ equity:	23
Contributed capital:
Common stock			20		339,824		939,824
Earned capital:
Retained earnings			125		2,173,491		1,120,964
Valuation of derivative financial instruments	24		(5)		(90,979)		—
Actuarial losses	24		(4)		(73,765)		(65,703)
Translation effects of foreign operations	24		2		37,538		9,657

Total controlling interest			138		2,386,109		2,004,742
Total non-controlling interest	25		—		22		17

Total stockholders’ equity			138		2,386,131		2,004,759

Total liabilities and stockholders’ equity		U.S.	885	Ps.	15,372,927	Ps.	10,368,243

The accompanying notes are part of these consolidated financial statements

(Concluded)

ICA Fluor Daniel, S. de R. L. de C. V. and Subsidiaries

Consolidated Statements of Income and Other Comprehensive Income Loss

(Thousands of Mexican pesos)

		Millions of U.S. dollars		December 31,
	Notes	(Convenience Translation Note 3.c) December 31, 2015		2015		2014		2013
Construction revenue		U.S.	1,379	Ps.	23,916,713	Ps.	12,208,688	Ps.	10,114,624
Construction costs			1,189		20,617,548		10,644,129		8,976,420

Gross profit			190		3,299,165		1,564,559		1,138,204
Selling, general and administration expenses			73		1,259,633		836,624		748,794
Other income, net	26		—		(1,588)		(827)		(1,469)

Operating income			117		2,041,120		728,762		390,879
Interest expense			1		15,474		7,023		4,248
Interest income			(2)		(37,290)		(25,819)		(27,642)
Exchange loss (gain), net			10		181,120		140,957		(6,251)
Effect of derivative financial instruments	19		(8)		(133,387)		(63,981)		57,650

			1		25,917		58,180		28,005

Participation in loss (income) of joint venture	14		5		89,447		7,724		(132,017)

Income before income taxes			111		1,925,756		662,858		494,891
Income taxes	20		38		650,224		217,033		60,929

Consolidated net income for the year			73		1,275,532		445,825		433,962
Other comprehensive income:
Items that will not be reclassified to results:
Actuarial losses on labor obligations	24		—		(7,670)		(23,903)		(5,539)
Income tax relating to items that will not be reclassified to profit or loss	24		—		(392)		4,777		(2,525)

			—		(8,062)		(19,126)		(8,064)

(Continued)

		Millions of U.S. dollars		December 31,
	Notes	(Convenience Translation Note 3.c) December 31, 2015		2015		2014		2013
Items that will be reclassified to profit or loss:
Translation effects of foreign subsidiaries	24		2		27,881		9,917		(329)
Valuation effects derivative financial instruments	24		(8)		(129,970)		(925)		(21,040)
Income tax relating to items that may be reclassified to profit or loss	24		2		38,991		278		6,411

			(4)		(63,098)		9,270		(14,958)

Total other comprehensive loss			(4)		(71,160)		(9,856)		(23,022)

Total comprehensive income for the year		U.S.	69	Ps.	1,204,372	Ps.	435,969	Ps.	410,940

Consolidated net income attributable to:
Controlling interest		U.S.	73	Ps.	1,275,527	Ps.	445,821	Ps.	433,955
Non-controlling interest	25		—		5		4		7

		U.S.	73	Ps.	1,275,532	Ps.	445,825	Ps.	433,962

Total comprehensive income attributable to:
Controlling interest		U.S.	69	Ps.	1,204,367	Ps.	435,967	Ps.	410,934
Non-controlling interest	25		—		5		2		6

		U.S.	69	Ps.	1,204,372	Ps.	435,969	Ps.	410,940

The accompanying notes are an integral part of these consolidated financial statements.

(Concluded)

ICA Fluor Daniel, S. de R. L. de C. V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

(Thousands of Mexican pesos, except for share data) (Note 23)

		Contributed capital		Earned capital		Other items of comprehensive income
	Number of shares	Common stock		Retained earnings		Valuation of derivative financial instruments		Translation effect of foreign subsidiaries		Actuarial loss		Total controlling interest		Total non-controlling interest		Total stockholders’ equity
Balances at January 1, 2013	2	Ps.	339,824	Ps.	1,191,188	Ps.	15,375	Ps.	(30)	Ps.	(38,516)	Ps.	1,507,841	Ps.	9	Ps.	1,507,850
Dividends declared (Note 23 h)	—		—		(950,000)		—		—		—		(950,000)		—		(950,000)
Common stock increase (Note 23 g)	—		600,000		—		—		—		—		600,000		—		600,000
Comprehensive income (loss)	—		—		433,955		(14,728)		(230)		(8,063)		410,934		6		410,940

Balances at December 31, 2013	2		939,824		675,143		647		(260)		(46,579)		1,568,775		15		1,568,790
Comprehensive income (loss)	—		—		445,821		(647)		9,917		(19,124)		435,967		2		435,969

Balances at December 31, 2014	2		939,824		1,120,964		—		9,657		(65,703)		2,004,742		17		2,004,759
Dividends declared (Note 23 d)	—		—		(223,000)		—		—		—		(223,000)		—		(223,000)
Capital reimbursement (Note 23 e)	—		(600,000)		—		—		—		—		(600,000)		—		(600,000)
Comprehensive income (loss)	—		—		1,275,527		(90,979)		27,881		(8,062)		1,204,367		5		1,204,372

Balances at December 31, 2015	2	Ps.	339,824	Ps.	2,173,491	Ps.	(90,979)	Ps.	37,538	Ps.	(73,765)	Ps.	2,386,109	Ps.	22	Ps.	2,386,131

The accompanying notes are an integral part of these consolidated financial statements.

ICA Fluor Daniel, S. de R. L. de C. V. y Subsidiaries

Consolidated Statements of Cash Flows

(Thousands of Mexican pesos)

	Millions of U.S. dollars (Convenience		Year ended December 31,
	Translation Note 3.c) December 31, 2015		2015	2014	2013
Cash flows from operating activities:
Consolidated net income	U.S.	73	Ps. 1,275,532	Ps. 445,825	Ps. 433,962
Adjustments for:
Income taxes		38	650,224	217,033	60,929
Unrealized exchange gain on cash and cash equivalents		(1)	(25,195)	(74,865)	(4,522)
Depreciation		7	121,945	110,248	106,923
Amortization		1	25,181	29,537	3,642
Gain on sale of fixed assets		—	(1,890)	(1,388)	(1,117)
Equity in results of joint ventures		5	89,447	7,724	(132,017)
Interest expense		2	31,872	35,532	27,779
Unrealized exchange loss		1	17,645	26,175	1,887

		126	2,184,761	795,821	497,466

Customers		(385)	(6,686,624)	(401,345)	(262,236)
Other accounts receivable		(26)	(461,099)	(106,335)	184,319
Inventories		—	1,013	160	(2,186)
Other current assets		(1)	(14,033)	(234,229)	12,174
Trade accounts payable		34	588,363	1,096,763	(648,588)
Due to related parties		12	205,954	(156,962)	(174,755)
Income tax payments		(16)	(280,074)	(141,052)	(21,087)
Other payable accounts		65	1,139,500	370,011	(39,751)
Statutory employee profit sharing		(1)	(23,351)	32,255	(5,243)
Provisions		63	1,107,796	28,071	(87,282)
Advances from customers		(19)	(335,031)	977,872	(869)
Employee benefits		3	52,126	43,550	(16,641)
Derivative financial instruments		—	(2,423)	11,313	(4,668)

Net cash (used in) provided by operating activities		(145)	(2,523,122)	2,315,893	(569,347)

(Continued)

	Millions of U.S. dollars (Convenience		Year ended December 31,
	Translation Note 3.c) December 31, 2015:		2015		2014		2013
Cash flows from investing activities:
Advances to subcontractors		(10)		(166,968)		(189,847)		48,736
Acquisition of property, machinery and equipment		(7)		(114,220)		(25,961)		(49,973)
Other assets acquisitions		—		(7,413)		(40,701)		(10,416)
Joint venture capital contribution		—		—		(4,828)		—
Proceeds from sale of property, machinery and equipment		—		2,460		1,759		1,357

Net cash used in investing activities		(17)		(286,141)		(259,578)		(10,296)

Cash flows from financing activities:
Issuance of common stock		—		—		—		600,000
Proceeds from debt		96		1,665,837		1,470,590		1,445,676
Payments of debt		(47)		(810,956)		(1,497,425)		(1,273,623)
Payments under leasing agreements		(2)		(42,789)		(42,848)		(46,101)
Interest paid		(1)		(23,119)		(30,989)		(24,144)
Interest paid for financial leasing		—		(3,695)		(3,975)		(3,520)
Capital reimbursement		(6)		(100,000)		—		—
Dividends paid		(13)		(223,000)		—		(950,000)

Net cash generated (used) in financing activities		27		462,278		(104,647)		(251,712)

(Decrease) increase in cash and cash equivalents		(135)		(2,346,985)		1,951,668		(831,355)
Effect of exchange rate changes on cash and cash equivalents		1		25,195		74,865		4,522
Cash and cash equivalents at beginning of year		212		3,667,547		1,641,014		2,467,847

Cash and cash equivalents at the end of year	U.S.	78	Ps.	1,345,757	Ps.	3,667,547	Ps.	1,641,014

(Concluded)

The accompanying notes are an integral part of these consolidated financial statements.

ICA Fluor Daniel, S. de R. L. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Thousands of Mexican pesos and thousands of American dollars, except as otherwise indicated)

1.	Activities

ICA Fluor Daniel, S. de R. L. de C. V. (“ICA FD” or together with its subsidiaries, the “Entity”) was incorporated on March 16, 1978 under Mexican laws on March 16, 1978 and is primarily engaged in all types of engineering activities, which include construction, procurement, engineering, and installation services related to all types of industrial facilities (civil, electromechanical and maritime), as well as project management services. Until December 2014, the Entity was direct 51% directly owned by Constructoras ICA, S. A. de C. V. (CICASA); as a result of a contribution in shares of CICASA to Ingenieros Civiles Asociados, S.A. de C.V., the latter became the holder of the shares of the Entity directly and thus is indirectly owned by Empresas ICA, S. A. B. de C. V. (“ICA”) and 49% directly owned by Fluor Daniel México, S. A. (“Fluor Daniel”), which is a subsidiary of Fluor Inc., a U.S. entity. Accordingly, the Entity is a joint venture between ICA and Fluor Daniel. Its registered address is Dakota # 95, Colonia Nápoles, C.P. 03810 Benito Juárez, México, D. F.

2.	Significant Events

The Entity entered into the following new contracts in 2015:

Customer	Project	Backlog at December 31, 2015	Termination date of the contract

PEMEX Trasformación Industrial	DUBA Madero Hydrosulfuric plants	Ps.17,340,967	October 2018

PEMEX Refinación	Tula Coker Plant	15,441,683	April 2018

PEMEX Trasformación Industrial	Tula – Package of 4 Integration and Auxiliary Service Works	18,931,792	June 2018

TAG Pipelines Sur, S. de R.L. de C.V.	Los Ramones Pipeline	2,146,918	October 2016

3.	Basis of presentation and consolidation

a.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), including its amendments and interpretations, as issued by the International Accounting Standards Board (“IASB”).

b.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the derivative financial instruments which are recorded at fair value.

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

Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2015 and for the year then ended have been translated into U.S. dollar amounts at exchange rate of Ps.17.3398 pesos per U.S. dollar, FIX rate as published by Banco de Mexico, S.A. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

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

The non-controlling interests in equity of subsidiaries are presented separately as “non-controlling interests” in the consolidated statements of financial position, within the stockholders’ equity section, and the consolidated statements of income and other comprehensive income.

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

When the Entity loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. The amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Entity had directly disposed of the relevant assets (i.e. they are reclassified to profit or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

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

The consolidation requirements, accounting policies and valuation methods used in preparing the consolidated financial statements as of and for the year ended December 31, 2015 are the same as those applied in the consolidated financial statements for 2014 and 2013.

a.	Application of new and revised IFRS

i)	Effective January 1, 2015, the Entity adopted the following International Financial Reporting Standards and interpretations in its consolidated financial statements:

–	Amendments to IAS 19, Defined Benefit Plans: Employee Contributions

–	Annual Improvements to IFRSs, 2010-2012 Cycle

–	Annual Improvements to IFRSs, 2011-2013 Cycle

The Entity does not provide contributions to its defined benefit plans. Therefore, the application of Amendments to IAS 19 has had no impact on the disclosures or the amounts recognized in the consolidated financial statements. Also the application of IFRS Annual Improvements to the 2010-2012 and 2011-2013 cycle did not have a significant impact on the consolidated financial statements.

ii)	The Entity has not applied the following new and revised IFRSs that have been issued but are not yet effective:

–	IFRS 9, Financial Instruments (“IFRS 9”) (3)

–	IFRS 15, Revenue from Contracts with Customers (3)

–	IFRS 16, Leases (4)

–	Amendments to IFRS 11, Accounting for Acquisitions of Interests in Joint Operations (1)

–	Amendments to IAS 1, Disclosure Initiative (1)

–	Amendments to IAS 16 and IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization (1)

–	Amendments to IFRS 10, IFRS 12, and IAS 28 Investment Entities: Applying the Consolidation Exception (1)

–	Annual Improvements to IFRSs 2012-2014 Cycle (1)

–	Amendments to IAS 12 Income Taxes (2)

–	Amendments to IAS 7 (Cash Flow Statement) Disclosure Initiative (2)

1 Effective for annual periods beginning on or after July 1, 2016, with earlier application permitted.

2 Effective for annual periods beginning on or after January 1, 2017, with earlier application permitted.

3 Effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

4 Effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

IFRS 9 Financial Instruments

IFRS 9 issued in November 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2014 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments.

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

The Entity is in the process of determining the potential impacts that will result in its consolidated financial statements for the adoption of this standard.

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

The Entity is in the process of determining the potential impacts that will result in its consolidated financial statements for the adoption of this standard.

IFRS 16 Leases

IFRS 16 (Leases) was issued in January 2016 and supersedes IAS 17 (Leases) and related interpretations. This new standard requires that most leases be presented in the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases remains in effect. IFRS 16 is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied.

Under IFRS 16, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly and the liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17 would typically have had straight-line expenses) as an assumed linear depreciation of the right-of-use asset and the decreasing interest on the liability will lead to an overall decrease of expense over the reporting period.

In addition, the financial liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if the rate can be readily determined. If the rate cannot be readily determined, the lessee shall use their incremental borrowing rate.

However, a lessee may elect to account for lease payments as an expense on a straight-line basis over the lease term for leases with a lease term of 12 months or less and containing no purchase options (this election is made by class of underlying asset); and leases where the underlying asset has a low value when new, such as personal computers or small items of office furniture (this election can be made on a lease-by- lease basis).

IFRS 16 establishes different transitional provisions, including retrospective application or the modified retrospective application where the comparative period is not restated.

The Entity is in the process of assessing the potential impact that the adoption of this standard could have in its consolidated financial statements.

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

Entity’s management does not anticipate that the application of these amendments to IFRS 11 will have a material impact on its consolidated financial statements.

Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 give some guidance on how to apply the concept of materiality in practice. Entity’s management does not anticipate that the application of these amendments to IAS 1 will have a material impact on its consolidated financial statements.

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

Entity’s management believes that the methods used are the most appropriate to reflect the consumption of the economic benefits inherent in the respective assets and accordingly, does not anticipate that the application of these amendments will have a material impact on the Entity’s consolidated financial statements.

Amendments to IAS 12 Income Taxes

The amendments to IAS 12 (Income Taxes), clarify that unrealized losses in debt instruments measured at fair value and for tax purposes measured at cost, originate a temporal difference, regardless if the instrument holder expects to recover the book value of the instrument through its sale or its use. In addition, they specify that the book value in an asset does not limit the estimation of probable future taxable profits and that when comparing the deductible temporary differences with future taxable profits, the latter exclude tax deductions that would result from the reversal of the above mentioned deductible temporary differences. These amendments are effective for annual periods starting from January 1, 2017, with retrospective application, although early adoption is permitted.

The Entity is in the process of assessing the potential impact that the adoption of these amendments could have in its consolidated financial statements.

Amendments to IAS 7 (Cash Flow Statement) Disclosure Initiative

Amendments to IAS 7 (Cash Flow Statement) require separate disclosure of the following changes in liabilities that arise from financing activities:

(i)	changes in cash flows from financing activities;

(ii)	changes by acquisition or loss of control in subsidiaries or other businesses;

(iii)	exchange rate fluctuations;

(iv)	changes in fair values; and other changes.

A way of complying with the new requirement is through a reconciliation between the opening and final balance of liabilities in the statement of financial position that arise from financing activities. Liabilities arising from financing activities are those whose cash flows are classified, or that will be classified in the future, such as financing activities cash flows in the statement of cash flow. The new disclosure requirements also apply to changes in financial assets as long as comply with the same definition.

These amendments are effective for annual periods beginning on January 1, 2017, with early adoption permitted, and entities are not require to submit comparative information when applied for the first time.

The Entity is in the process of assessing the potential impact that the adoption of these amendments could have in its consolidated financial statements.

Annual Improvements to IFRSs 2012-2014 Cycle

The Annual Improvements to IFRSs 2012-2014 Cycle include a number of amendments to various IFRSs, which are summarized below.

The amendments to IFRS 5 introduce specific guidance in IFRS 5 for when an entity reclassifies an asset (or disposal group) from held for sale to held for distribution to owners (or vice versa). The amendments clarify that such a change should be considered as a continuation of the original plan of disposal and hence requirements set out in IFRS 5 regarding the change of sale plan do not apply. The amendments also clarify the guidance for when held-for-sale accounting is discontinued.

The amendments to IFRS 7 provide additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of the disclosures required in relation to transferred assets.

The amendments to IAS 19 clarify that the rate used to discount post-employment benefit obligations should be determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The assessment of the depth of a market for high quality corporate bonds should be at the currency level (i.e. the same currency as the benefits are to be paid). For currencies for which there is no deep market in such high quality corporate bonds, the market yields at the end of the reporting period on government bonds denominated in that currency should be used instead.

The Entity’s management does not anticipate that the application of these amendments to IFRS will have a material impact on the Entity’s consolidated financial statements.

b.	Restatement of disclosures

-	The amounts disclosed in the aging of balances receivable from customers that are considered past due but not impaired as disclosed in Note 7.b has been modified to exclude those amounts for cost and estimated earnings in excess of billings on uncompleted contracts. The Entity generally does not bill the cost and estimated earnings in excess of billings on uncompleted contracts until there is a contractual right to do so, which usually happens with customer approval. Therefore, these amounts should not be part of receivables past due but not impaired. The original and modified disclosures are as follows:

Original

	December 31, 2014
Aged up to 120 days	Ps.	317,544
Aged 120 to 360 days		1,523,089
Aged more than 360 days		237,064

Total	Ps.	2,077,697

As modified

	December 31, 2014
Aged 61 to 120 days	Ps.	9,143
Aged 121 to 360 days		557
Aged more than 360 days		8,127

Total	Ps.	17,827

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

In relation to a partial disposal of a subsidiary that includes a foreign operation (that does not result in the Entity losing control over the subsidiary), the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e. partial disposals of associates or joint arrangements that do not result in the Entity losing significant influence or joint control), the proportionate share of the accumulated exchange differences is reclassified to results.

Goodwill and fair value adjustments to identifiable assets acquired and liabilities assumed through acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Exchange differences arising are recognized in other comprehensive income.

Foreign currency transactions

In preparing the financial statements, transactions in currencies other than the functional currency of the entity foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the exchange rate prevailing at the end of the reporting period. Non-monetary items carried at fair value denominated in foreign currency are converted at the exchange rates prevailing at the date the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for:

•

Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings.

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks (see Note 4n. below for hedging accounting policies).

•

Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on repayment of the monetary items.

d.	Cash and cash equivalents

Cash and cash equivalents consist mainly of bank deposits in checking accounts and short-term investments, highly liquid and easily convertible into cash, maturing within three months as of their acquisition date, which are subject to immaterial value change risks. Cash is stated at nominal value and cash equivalents are measured at fair value.

e.	Inventories of building materials

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

Assets held under finance leases are depreciated based on their estimated as own assets useful life; however, if there is no reasonable certainty that the Company will obtain ownership of the asset at the end of the lease term, the assets fully depreciated over its useful life or the lease term, the minor.

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

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Entity’s general policy for borrowing costs (see paragraph h).

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

When Entity transacts with its associate or joint venture, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Entity’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Entity.

j.	Other current assets

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

Financial assets and liabilities are recognized when the entity becomes a party to the contractual provisions of the instruments.

Financial assets and liabilities are initially measured at fair value. The transaction costs that are directly attributable to the acquisition or issue of a financial asset or liability different from financial assets and liabilities that are recognized at fair value through results are added or deducted from the fair value of assets and liabilities financial, initial recognition. Costs directly attributable to the acquisition of assets or financial liabilities recognized at fair value through profit or loss transaction are recognized immediately in the income statement.

Financial assets are classified into the following four categories, which in turn determine their form of valuation and kind of recognition: “Financial assets at fair value through profit or loss”, “preserved to maturity investments”, “financial assets available for sale “and” loans and receivables”. The classification depends on the nature and purpose of the administration at the time of initial recognition. The Entity generally only has financial assets at fair value through profit or loss, loans and accounts receivable.

In the statement of financial position, financial assets are classified as current and non-current depending on their maturity is less than / equal to or greater than 12 months

Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss when the financial asset is held for trading or is designated as a financial asset at fair value through profit or loss. A financial asset is classified as held for trading if:

•	It has been acquired principally for the purpose of selling it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Entity manages together and has a recent actual pattern of short-term profit-taking; or

•	It is a derivative (except those designated as hedging instruments or that is a financial guarantee).

Financial assets at fair value through the results are recorded at fair value, recognizing any gain or loss arising from their remeasurement loss. The net gain or loss recognized in results includes any dividends or interest earned from financial asset and included in the valuation effect of financial instruments in the consolidated statements of comprehensive income. The fair value is determined as described in Note 22 f.

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

Objective evidence of impairment of financial assets could include:

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

Derecognition of financial assets

On partial or total derecognition of a financial asset in its entirety, the difference between the asset´s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in results.

Financial liabilities

Financial liabilities are classified as financial liabilities at fair value through profit or loss, or other financial liabilities based on the substance of contractual arrangements.

Financial liabilities at fair value through profit or loss

Financial liabilities are classified at fair value through profit or loss when the financial liability is (i) contingent consideration that would be paid by the purchaser as part of a business combination to which IFRS 3 applies, (ii) held for trading, or (iii) it is designated at fair value through profit or loss.

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

A financial liability other than a financial liability held for trading or contingent consideration to be paid by the purchaser as part of a business combination may be designated as at fair value through profit or loss upon initial recognition, if:

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

The Entity underwrites a variety of financial instruments to manage its exposure to the risks of volatility in interest rates and exchange rates, including foreign currency forward contracts, interest rate swaps and cross currency swaps related to financing its construction projects. Note 19 includes a more detailed explanation of derivative financial instruments.

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

The Entity’s policy is not to enter into derivative financial instruments for speculative purposes, but certain instruments entered into by the Entity that do not qualify as hedging instruments are accounted for as trading instruments and the fluctuation in fair value is recognized in the financial results of the period in which they are measured.

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

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

•	Service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements).

•	Net interest expense or income.

•	Remeasurement.

The Entity presents the first two components of defined benefit costs in profit or loss in the lines items construction cost and general expenses. Curtailment gains and losses are accounted for as past service costs.

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

Short-term employee benefits

Liabilities recognized in connection with employee benefits in the short term are valued at undiscounted amount of the benefits expected to be paid in exchange for related services.

Certain subsidiaries are subject to statutory employee profit sharing (“PTU”), which is determined based on the Law on Income Tax (“ISR”), which is recorded in the results of the year in which it is incurred and presented under general expenses in the consolidated statements of income and other comprehensive income.

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

Estimates and assumptions are reviewed regularly. Changes to accounting estimates are recognized in the period in which the change is made and future periods if the change affects both the current period and subsequent periods.

a.	Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations (see subsection b), performed by management throughout the process of applying the accounting policies of the Entity and that have the most significant effect on the amounts recognized in the consolidated financial statements.

•	Assessment of the existence of control in subsidiaries, joint control or significant influence over investments in joint ventures (Note 14).

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

b.	Key sources of uncertainty in estimates

The following are the key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

•

Estimates of total construction contract revenues, costs and profits, according to the accounting for percentage of completion; and the determination of the responsibilities of the Entity relating to certain contingencies, including the result of pending work to be executed or future litigation, arbitration or other dispute resolution procedures relating to claims on contracts (Note 4r.)

•

In order to estimate doubtful accounts receivable, among other elements, the Entity’s management considers the credit risk derived from the customer’s financial position and any significant collection delays based on the terms agreed in construction service agreements (Note 7).

•

The Entity’s management reviews the estimated useful life and depreciation and amortization methods used for property, machinery and equipment at the end of each reporting. Based on detailed analysis the Entity’s management makes changes to the useful life of certain assets of property and equipment. The degree of uncertainty in estimates of useful lives is related to changes in the market and use of assets by production volumes and technological development (Note 11).

•	Valuations for determining the recoverability of deferred tax assets and recoverable asset tax (Note 20).

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

•

The Entity values and recognizes derivatives at fair value, regardless of the purpose for holding them. Its bases fair value on market prices for derivatives traded in recognized markets. If no active market exists, the derivative instrument is valued using the valuations of counterparties (valuation agents) verified by a price provider authorized by the National Registry of Securities Comisión Nacional Bancaria y de Valores (“CNBV”). These valuations are based on methodologies recognized in the financial sector and are supported by sufficient and reliable information. Techniques and methods of valuation of derivative financial instruments are disclosed in Note 19.

Although these estimates were made based on the best information available at December 31, 2015, it is possible that events may take place in the future that will require their modification (increases or decreases) in subsequent years, which such modification would be made prospectively in the Entity’s consolidated financial statements.

6.	Cash and cash equivalents

Cash and cash equivalents at each period end as shown in the statement of financial position, are composed as follows:

	December, 31
	2015		2014
Cash	Ps.	45,956	Ps.	77,888
Cash equivalents:
Bank paper		—		695,196
Commercial paper		1,271,756		922,735
Government securities		28,045		1,971,728

Total cash and cash equivalents	Ps.	1,345,757	Ps.	3,667,547

7.	Customers

a.	At December 31, 2015 and 2014, the balance of customers is as follows:

	December, 31
	2015		2014
Billings on contract	Ps.	634,769	Ps.	1,296,935
Allowance for doubtful accounts		—		(3,937)
Retained billings on contracts		14,179		24,304
Advanced payments received on contracts (1)		(36,479)		(899,425)

		612,469		417,877
Cost and estimated earnings in excess of billings on uncompleted contracts		10,950,352		4,458,320

Total customers	Ps.	11,562,821	Ps.	4,876,197

(1)	Advance payments on work performed are applied against the receivable certificates as work on those projects is carried out.

Customers receivables are measured at amortized cost.

The Entity’s management considers that the carrying amount of accounts receivable represents its fair value. There is no interest charged on short-term accounts receivable from customers.

The management of accounts receivable and the determination of the need for a reserve are carried out at each project level that forms part of the consolidated financial statements, as each project has more thorough knowledge of the financial situation and relationship with each of its customers. However, certain guidelines do exist regarding specific characteristics that each customer must possess depending on the nature of the project. Generally, receivables from governmental entities do not possess recoverability issues.

With respect to private sector contracts, a maximum level of risk is assigned and collection conditions and terms are established based on the credit profile of the customer at the beginning of the customer relationship based on the magnitude of the specific project. For foreign private clients, the Entity’s policy is to generally require payments in advance at the start of the project and routine collections on a short-term basis to allow positive working capital management.

With respect to public contracts (mainly Pemex), the contracting entities define the payment through their established contract models, which provide for the payment of monthly amounts as well as payment in advance at the beginning of each of the periods during which the project will be executed.

Beginning in September 2015, Pemex entities restructured, such that “Pemex Refining” and “Pemex Gas and Basic Petrochemicals” merged into a single entity, “Pemex Transformation Industrial”; along with this restructuring, their payment period changed to 180 days.

b.	Accounts receivable include amounts that are past due but not impaired at the end of the reporting period (see below the age analysis). The Entity does not hold any collateral or other credit enhancements over these balances, nor has the legal right to offset against any amount owed by the Entity to the counterpart. Aging of receivable balances that are past due but not impaired are as follows:

	December, 31
	2015		2014
Aged 61 to 120 days	Ps.	—	Ps.	9,143
Aged 120 to 360 days		12,801		557
Aged more than 360 days		2,724		8,127

Total	Ps.	15,525	Ps.	17,827

Average age (days)		285		217

According to the nature of the activities of the Entity, the industry in which it operates and the average credit conditions, the Entity has determined that the receivables aged greater than 60 days are considered past due. Detail of receivables that are aged greater than 60 days as of December 31, 2015 and 2014 are as follows:

	December 31, 2015						December 31, 2014
	More than 60 days		More than 180 days		More than 360 days		More than 60 days		More than 180 days		More than 360 days
AHMSA	Ps.	—	Ps.	5,130	Ps.	—	Ps.	—	Ps.	—	Ps.	—
PMV Revamp		—		7,671		—		9,143		557		—
Gasoducto Grupo Z		—		—		—		—		—		5,422
Chicontepec II		—		—		2,594		—		—		2,594
Others		—		—		130		—		—		111

	Ps.	—	Ps.	12,801	Ps.	2,724	Ps.	9,143	Ps.	557	Ps.	8,127

c.	Changes in the allowance for doubtful accounts are as follows:

	December, 31
	2015		2014
Beginning balance	Ps.	3,937	Ps.	3,937
Write-offs		(3,937)		—

Ending balance	Ps.	—	Ps.	3,937

d.	The cost and estimated earnings in excess of billings on uncompleted contracts is originated by construction contracts, and as is mentioned in Notes 5.b and 4. r represents the difference between the costs incurred plus recognized profits and / or less recognized losses and less certification amounts of work performed and billed on uncompleted contracts, as a result of applying the percentage of completion method of accounting for construction revenues. Requirements exist that must be met before billing of the cost and estimated earnings in excess of billings on uncompleted contracts, which are established in the billing terms defined in each of the contracts. Furthermore, the billings of change orders and claims are subject to the reconciliation of work, definition of the prices and the final resolution between the parties.

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

As of December 31 2015 and 2014, the composition of the costs and estimated earnings in excess of billings on uncompleted contracts according to the date it was recorded, is as follows:

	December, 31
	2015		2014
0 to 90 days	Ps.	5,936,383	Ps.	2,417,576
From 91 to 360 days		4,239,959		1,820,149
More than 360 days		774,010		220,595

Total costs and estimated earnings in excess of billings on uncompleted contracts	Ps.	10,950,352	Ps.	4,458,320

e.	Cost and estimated earnings in excess of billings on uncompleted contracts is composed as follows:

	December 31, 2015
	Costs incurred on uncompleted contracts		Estimated earnings		Total		Less: Billings to date		Cost and estimated earnings in excess of billings on uncompleted contracts
Public sector	Ps.	36,050,866	Ps.	2,804,325	Ps.	38,855,191	Ps.	28,645,315	Ps.	10,209,876
Private sector		8,910,934		2,256,459		11,167,393		10,426,917		740,476

Total	Ps.	44,961,800	Ps.	5,060,784	Ps.	50,022,584	Ps.	39,072,232	Ps.	10,950,352

	December 31, 2014
	Costs incurred on uncompleted contracts		Estimated earnings		Total		Less: Billings to date		Cost and estimated earnings in excess of billings on uncompleted contracts
Public sector	Ps.	25,754,730	Ps.	1,303,755	Ps.	27,058,485	Ps.	23,360,137	Ps.	3,698,348
Private sector		7,583,573		1,581,566		9,165,139		8,405,167		759,972

Total	Ps.	33,338,303	Ps.	2,885,321	Ps.	36,223,624	Ps.	31,765,304	Ps.	4,458,320

8.	Backlog

a.	Backlog includes the entire contract amount only for contracts in which the Entity has control over the project. The Entity considers that it controls a project when it has a controlling interest and it is the project leader. A reconciliation of backlog representing executed construction contracts at December 31, 2015 and 2014 is as follows:

Balance at January 1, 2014	Ps.	9,965,902
New contracts and changes in 2014		40,214,275
Less: construction revenue 2014		12,208,688

Balance at December 31, 2014		37,971,489
New contracts and changes in 2015		41,921,414
Less: construction revenues 2015		23,916,713

Balance at December 31, 2015	Ps.	55,976,190

b.	When the control is shared, backlog incorporates the portion of the contract belonging to the Entity. Backlog related to joint ventures and associates is as follows:

	Total in thousands of U.S. dollars
Balance at January 1, 2014	U. S. $	236,678
New contracts and changes in 2014		100,553
Less: construction revenues 2014		258,472

Balance at December 31, 2014		78,759
New contracts and changes in 2015		71,057
Less: construction revenues 2015		134,247

Balance at December 31, 2015	U. S. $	15,569

9.	Other receivables

Other receivables are as follows:

	December 31,
	2015		2014
Recoverable income tax (excess tax prepayments)	Ps.	93,916	Ps.	766
Recoverable value-added tax		453,775		18,409
Sundry debtors		195,699		180,924
Guarantee deposits (1)		35,441		24,483

	Ps.	778,831	Ps.	224,582

(1)	At December 31, 2015 and 2014, corresponds to deposits for offices and campsite leases.

10.	Other current assets

Other current assets are as follows:

	December 31,
	2015		2014
Advances to subcontractors	Ps.	425,830	Ps.	258,862
Advances to suppliers		71,217		94,018
Prepaid expenses		82,224		—
Insurance and bonds paid in advance		154,585		199,975

	Ps.	733,856	Ps.	552,855

11.	Property, machinery and equipment

a. Property, machinery and equipment consist of the following:

	December 31,
	2015		2014
Buildings	Ps.	82,886	Ps.	53,324
Other constructions		117,867		106,987
Machinery and operating equipment		48,116		33,528
Vehicles		62,015		63,605
Furniture and equipment		76,935		69,146
Computers		3,909		5,240
Communication equipment		1,203		1,203
Leasehold improvements		208,168		207,082
Construction in process		16,566		—

		617,665		540,115
Accumulated depreciation and amortization		(265,306)		(209,904)

		352,359		330,211
Land		170,704		156,829

Subtotal	Ps.	523,063	Ps.	487,040

b. Equipment under capital leases are as follows:

	December 31,
	2015		2014
Vehicles	Ps.	20,536	Ps.	17,034
Computers		100,351		105,884
Communication equipment		6,188		17,266

		127,075		140,184
Accumulated depreciation		(64,696)		(80,447)

Sub-total		62,379		59,737

Total	Ps.	585,442	Ps.	546,777

Carrying amount	Land		Buildings, other constructions and improvements		Machinery major and minor		Vehicles		Computer and communication equipment		Furniture and equipment		Equipment under lease		Total
Balances at January 1, 2014	Ps.	156,829	Ps.	366,580	Ps.	33,528	Ps.	48,327	Ps.	5,751	Ps.	68,751	Ps.	134,114	Ps.	813,880
Additions		—		813		—		23,460		1,293		395		37,489		63,450
Disposals		—		—		—		(1,617)		(206)		—		(31,419)		(33,242)
Transfers		—		—		—		(6,565)		(395)		—		—		(6,960)

Balances at December 31, 2014		156,829		367,393		33,528		63,605		6,443		69,146		140,184		837,128
Additions		13,875		58,094		15,564		17,585		1,073		8,029		47,382		161,602
Disposals		—		—		(976)		(3,387)		—		—		(59,206)		(63,569)
Transfers		—		—		—		(15,788)		(2,404)		(240)		(1,285)		(19,717)

Balances at December 31, 2015	Ps.	170,704	Ps.	425,487	Ps.	48,116	Ps.	62,015	Ps.	5,112	Ps.	76,935	Ps.	127,075	Ps.	915,444

Accumulated depreciation	Land		Buildings, other constructions and improvements		Machinery major and minor		Vehicles		Computer and communication equipment		Furniture and equipment		Equipment under lease		Total
Balances at January 1, 2014	Ps.	—	Ps.	92,191	Ps.	15,323	Ps.	27,870	Ps.	2,958	Ps.	16,727	Ps.	64,730	Ps.	219,799
Depreciation expense		—		33,999		9,137		11,502		1,563		7,047		47,000		110,248
Disposals		—		—		—		(1,269)		(184)		—		(31,283)		(32,736)
Transfers		—		—		—		(6,565)		(395)		—		—		(6,960)

Balances at December 31, 2014		—		126,190		24,460		31,538		3,942		23,774		80,447		290,351
Depreciation expense		—		34,928		8,061		25,448		1,616		7,574		44,318		121,945
Disposals		—		—		(976)		(2,817)		—		—		(58,784)		(62,577)
Transfers		—		—		—		(15,788)		(2,404)		(240)		(1,285)		(19,717)

Accumulated depreciation at December 31, 2015	Ps.	—	Ps.	161,118	Ps.	31,545	Ps.	38,381	Ps.	3,154	Ps.	31,108	Ps.	64,696	Ps.	330,002

Balances at December 31, 2015	Ps.	170,704	Ps.	264,369	Ps.	16,571	Ps.	23,634	Ps.	1,958	Ps.	45,827	Ps.	62,379	Ps.	585,442

Depreciation expense for 2013 was Ps.106,923.

12.	Other assets

Other assets are comprised of the following:

	December, 31
	2015		2014
Cost related to uncompleted construction contracts	Ps.	53,881	Ps.	77,007
Software		43,113		42,634
Accumulated amortization		(73,037)		(77,916)

	Ps.	23,957	Ps.	41,725

Movements in other assets in the statements of financial position were as follows:

	Cost related to uncompleted construction contracts		Software		Total
Balances at January 1, 2014	Ps.	36,726	Ps.	42,214	Ps.	78,940
Additions		40,281		420		40,701

Balances at December 31, 2014		77,007		42,634		119,641
Additions		6,934		479		7,413
Transfers		(30,060)		—		(30,060)

Balances at December 31, 2015	Ps.	53,881	Ps.	43,113	Ps.	96,994

Accumulated amortization	Cost related to uncompleted construction contracts		Software		Total
Balances at January 1, 2014	Ps.	36,667	Ps.	11,712	Ps.	48,379
Amortization		23,742		5,795		29,537

Balances at December 31, 2014		60,409		17,507		77,916
Amortization		18,576		6,605		25,181
Transfers		(30,060)		—		(30,060)

Accumulated depreciation at December 31, 2015	Ps.	48,925	Ps.	24,112	Ps.	73,037

Net balances at December 31, 2015	Ps.	4,956	Ps.	19,001	Ps.	23,957

Amortization expense was Ps. 3,642 for 2013.

13.	Composition of the Entity

Information about the Entity’s composition at the end of the reporting period is as follows:

	Place of incorporation and operation		Direct and indirect interest
			December 31,
Name of the entity		Activity	2015	2014
Industria del Hierro, S. A. de C. V. (IH)	Mexico	Construction services	99.99%	99.99%
IFD Servicios de Ingeniería, S. A. de C. V. (IFD SI)	Mexico	Engineering services	99.97%	99.97%
ICA Fluor Servicios Gerenciales, S. A. de C. V. (ICAF SG)	Mexico	Services and consulting	99.99%	99.99%
ICA Fluor Operaciones, S. A. de C. V. (ICA FO)	Mexico	Services and consulting	99.99%	99.99%
ICA Fluor Servicios Operativos, S. A. de C. V. (ICA FSO)	Mexico	Services and consulting	99.99%	99.99%
ICA Fluor Petroquímica, S. A. de C. V. (IFP)	Mexico	No basic Petrochemical industry	99.99%	99.99%
Etileno Contractors, S. de R. L. de C. V. (EC)	Mexico	Construction services	99.99%	99.99%

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

14.	Investments in joint ventures

Investments in shares of joint ventures of the Entity is as follows:

Name of the joint venture	Main activity	Place of incorporation and principal place of operation	Proportion of ownership interest and voting rights held by the Entity December 31,		Balance of the investment December 31,
			2015	2014	2015		2014
Desarrolladora de Etileno, S. de R. L. de C.V (DE)	Services and Consulting	México	20%	20%	Ps.	20,864	Ps.	4,465
Ethylene XXI Contractors, S. A. P. I. de C. V. (EC SAPI) and Etileno XXI Services, B. V. (E XXI) (Consortium agreement) (1)	Construction services / Technical, financial and management services	México / Holanda	20%	20%		71,926		149,594

					Ps.	92,790	Ps.	154,059

(1)	Amounts of the entity “Etileno XXI Services, B.V.” are translated to Mexican pesos according to IFRS, as the entity’s functional and recording currency are U.S. dollars.

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

The amounts of statement of financial position

	December 31, 2015
	Desarrolladora de Etileno, S. de R. L. de C.V (DE)		Ethylene XXI Contractors, S. A. P. I. de C. V		Etileno XXI Services, B. V. (1)
Current assets	Ps.	337,953	Ps.	5,221,852	Ps.	1,187,624
Non-current assets		3,824		21,870		325
Current liabilities		(234,023)		(5,623,132)		(296,224)
Non-current liabilities		(3,435)		—		(152,683)

The amounts of assets and liabilities include the following:

	December 31, 2015
	Desarrolladora de Etileno, S. de R. L. de C.V (DE)		Ethylene XXI Contractors, S. A. P. I. de C. V		Etileno XXI Services, B. V. (1)
Cash and cash equivalents	Ps.	22,815	Ps.	12,417	Ps.	1,171,282

	December 31, 2014
	Desarrolladora de Etileno, S. de R. L. de C.V (DE)		Ethylene XXI Contractors, S. A. P. I. de C. V		Etileno XXI Services, B. V. (1)
Current assets	Ps.	292,015	Ps.	3,834,099	Ps.	2,093,962
Noncurrent assets		2,170		1,217		309
Current liabilities		(271,858)		(3,478,594)		(1,475,998)
Non-current liabilities		—		(113,771)		(113,255)

The amounts of assets and liabilities above include the following:

	December 31, 2014
	Desarrolladora de Etileno, S. de R. L. de C.V (DE)		Ethylene XXI Contractors, S. A. P. I. de C. V		Etileno XXI Services, B. V. (1)
Cash and cash equivalents	Ps.	3,024	Ps.	922	Ps.	1,496,657

The amounts of statements of income and other comprehensive income (loss):

	December 31, 2015
	Desarrolladora de Etileno, S. de R. L. de C.V (DE)		Ethylene XXI Contractors, S. A. P. I. de C. V		Etileno XXI Services, B. V. (1)
Revenue	Ps.	4,417,000	Ps.	9,649,972	Ps.	970,457
Cost and expenses		4,251,725		10,306,913		832,430
Profit (loss) of the year		80,505		(622,361)		94,618
Total other comprehensive income for the year		81,991		(622,361)		234,023

Net income included in the table above, for the year ended on December 31, 2015, includes the following items:

	December 31, 2015
	Desarrolladora de Etileno, S. de R. L. de C.V (DE)		Ethylene XXI Contractors, S. A. P. I. de C. V		Etileno XXI Services, B. V. (1)
Interest income	Ps.	2,304	Ps.	9,488	Ps.	3,126
Interest expenses		11		182		—
Income tax		86,834		(135,141)		40,551

	December 31, 2014
	Desarrolladora de Etileno, S. de R. L. de C.V (DE)		Ethylene XXI Contractors, S. A. P. I. de C. V		Etileno XXI Services, B. V. (1)
Revenue	Ps.	2,663,306	Ps.	13,491,812	Ps.	3,695,328
Cost and expenses		2,606,714		13,298,403		3,927,038
Profit (loss) of the year		22,277		92,952		(153,849)
Total other comprehensive income for the year		22,277		92,952		(104,263)

Net income included in the table above, for the year ended on December 31, 2014, includes the following items:

	December 31, 2014
	Desarrolladora de Etileno, S. de R. L. de C.V (DE)		Ethylene XXI Contractors, S. A. P. I. de C. V		Etileno XXI Services, B. V. (1)
Interest income	Ps.	2,752	Ps.	15,538	Ps.	2,761
Interest expense		18		882		—
Income tax		37,399		52,016		(65,935)

Income statement and other comprehensive income (loss):

	Decembee 31, 2013
	Ethylene XXI Contractors, S. A. P. I. de C. V		Etileno XXI Services, B. V. (1)
Revenue	Ps.	9,551,795	Ps.	10,060,899
Cost and expenses		9,342,713		9,301,780
Profit of the year		125,726		534,360
Total comprehensive income for the year		125,726		533,210

Net income included in the table above, for the year ended on December 31, 2013, includes the following items:

	December 31, 2013
	Ethylene XXI Contractors, S. A. P. I. de C. V		Etileno XXI Services, B. V. (1)
Interest income	Ps.	12,249	Ps.	12
Interest expense		142		—
Income tax		74,627		229,012

Reconciliation of the condensed financial information presented above, with carrying amount of the interest recognized in the consolidated financial statements:

	December 31, 2015
	Desarrolladora de Etileno, S. de R. L. de C.V (DE)		Ethylene XXI Contractors, S. A. P. I. de C. V		Etileno XXI Services, B. V. (1)
Net assets of the joint venture	Ps.	104,319	Ps.	(379,410)	Ps.	739,042
Proportion of the Entity´s ownership interest		20%		20%		20%

Carrying amount of entity´s interest in the joint ventures	Ps.	20,864	Ps.	(75,882)	Ps.	147,808

	December 31, 2014
	Desarrolladora de Etileno, S. de R. L. de C.V (DE)		Ethylene XXI Contractors, S. A. P. I. de C. V		Etileno XXI Services, B. V. (1)
Net assets of the joint venture	Ps.	22,327	Ps.	242,951	Ps.	505,018
Proportion of the Entity´s ownership interest		20%		20%		20%

Carrying amount of entity´s interest in the joint ventures	Ps.	4,465	Ps.	48,590	Ps.	101,004

15.	Notes payable

Notes payable are as follows:

	December, 31
	2015		2014
Payable in Mexican pesos and US dollars:

Unsecured line of credit was renewed during 2015 with HSBC Mexico for working capital up to a total of Ps. 550,000 with dispositions in Mexican pesos and U.S. dollars, originally maturing on December 31, 2015. As of December 31, 2015 and 2014, Ps. 650,900 and U.S. $10,750; Ps. 444.575 and U.S. $31,041 were withdrawn, respectively; during those same years, payments were made for Ps. 374,162 U.S. $11,908 and Ps. 285,572 and U.S. $27,932, respectively; accordingly, the balances plus accrued interest at the respective dates are Ps. 485,739 and U.S. $1,953 and Ps. 209,412 and U.S. $3,111. Reference interest rate as of December 31, 2015 for Mexican peso withdrawals is the 28-day Interbank Equilibrium Interest Rate (TIIE) plus a margin of 1.50 percentage points, and for withdrawals in U.S. dollars is the one month London Interbank Offered Rate (Libor) plus a margin of 2.50 percentage points. As of December 31, 2014, the interest rate is the 28-day TIIE rate plus a margin of 1.50 percentage points and in U.S. dollars is the one month Libor rate plus a margin of 2.50 percentage points.

	Ps.	519,604	Ps.	255,261
Unsecured line of credit with Banco Mercantil del Norte for working capital up to a total of Ps. 300,000, this line is no longer available. All amounts withdrawn were repaid as of December 31, 2015; payments of Ps. 81,374 were made during 2015. The benchmark interest rate in Mexican pesos is the 28-day TIIE plus a margin of 2.00 percentage points.		—		81,374

Unsecured credit line entered into in 2015 with Banco Nacional de Mexico for working capital up to a total amount of USD $60,000, with withdrawals in Mexican pesos and US dollars maturing on December 31, 2016. As of December 31 2015 Ps. 569,518 and U.S.$10,084 had been withdrawn; payments of Ps. 19,101 payments and U.S.$1,093 were made in 2015. Therefore, the balance plus interest accrued as of December 31, 2015 is Ps.553,955 and U.S. $9,014. The benchmark interest rate for withdrawls in Mexican pesos is 182-day TIIE plus a margin of 0.85 percentage points and for withdrawls in U.S. dollars is the one-month Libor 1 month plus 1.35 percentage points.

		710,265		—

Unsecured credit line entered into I 2015 with Banco Nacional de Mexico for working capital up to a total amount of U.S. $60,000, for withdrawals in Mexican pesos and U.S. dollars, maturing on December 31, 2016. As of December 31 2015, Ps.75,500 and U.S.$2,800 were withdrawn; as well, during the year payments of Ps.132,362 and U.S.$600 were made. Therefore, the balance plus interest accrued as of December 31, 2015 is Ps.237,344 and U.S. $2,810. The benchmark interest rate for withdrawals in Mexican pesos is 182-day TIIE plus a margin of 0.85 percentage points and for withdrawals in U.S. dollars is the one-month Libor plus 1.35 percentage points.

		286,072		301,678

Total	Ps.	1,515,941	Ps.	638,313

Obligations for financing with Banorte

1.	Delivery of financial statements, within 180 calendar days after the year end close in the case of audited financial statements and 45 calendar days after each quarterly close for internal purposes.

2.	Maintain insurance.

3.	Business maintenance and preservation of corporate existence.

4.	Maintain accounting records in accordance with accounting principles generally accepted in Mexico.

Covenants for financing with Banorte

1.	Prohibited to modify conditions already agreed upon with creditors related to guarantees, such that those modifications result in more onerous obligations.

2.	Prohibited to carry out mergers, demergers, dissolutions or liquidations.

3.	No decreases to stockholders’ equity from their 2014 levels, unless required by application of accounting standards.

In the case of financing with HSBC and Banco Nacional de Mexico, credit lines have no established obligations and covenants.

16.	Other payable accounts and accrued liabilities

Other payable accounts and accrued liabilities is as follows:

	December, 31
	2015		2014
Subcontracts	Ps.	1,906,427	Ps.	879,425
Current capital lease obligations (Note 18)		37,702		40,291
Other lessors		14,343		8,907
Contractual and union fees		5,767		14,253
Salaries and wages, bonuses, vacations and premium vacations payable		270,186		240,199
Closing of contracts		35,443		39,867
Accrued expenses		698,343		556,583
Taxes, except income tax		241,140		292,892

	Ps.	3,209,351	Ps.	2,072,417

17.	Provisions

The Entity recognizes provisions for those present obligations that result from a past event, which upon the expiration of the obligation, it is probable the Entity will incur an outflow of economic resources in order to settle the obligation. Provisions are recognized as accrued at an amount that represents the best estimate of the present value of future disbursements required to settle the obligation.

As of December 31, 2015 and 2014, the main provisions of the Entity are as follows:

	January 1, 2015		Additions		Reversals and reclassifications		Provision used		December 31, 2015
Short term:
Cost expected to be incurred at the end of the project	Ps.	55,416	Ps.	—	Ps.	(19,187)	Ps.	(4,535)	Ps.	31,694
Estimated contract loss		9,056		9,235		(14,926)		(3,084)		281
Claims		30,650		—		—		(2,575)		28,075
Warranty reserves		67,935		165,336		53,575		(4,603)		282,243
Contingency reserves for construction projects and others		399,519		1,156,709		(211,526)		—		1,344,702

	Ps.	562,576	Ps.	1,331,280	Ps.	(192,064)	Ps.	(14,797)	Ps.	1,686,995

Long term:
Warranty reserves	Ps.	147,144	Ps.	124,451	Ps	(141,074)	Ps.	—	Ps.	130,521

	January 1, 2014		Additions		Reversals and reclassifications		Provision used		December 31, 2014
Short term:
Cost expected to be incurred at the end of the project	Ps.	65,432	Ps.	2,932	Ps.	(12,948)	Ps.	—	Ps.	55,416
Estimated contract loss		27,785		1,953		(20,682)		—		9,056
Claims		33,270		2,000		(4,540)		(80)		30,650
Warranty reserves		28,307		4,767		39,680		(4,819)		67,935
Contingency reserves for construction projects and others		411,047		266,428		(277,956)		—		399,519

	Ps.	565,841	Ps.	278,080	Ps.	(276,446)	Ps.	(4,899)	Ps.	562,576

Long-term:
Warranty reserves	Ps.	115,777	Ps.	85,347	Ps	(53,980)	Ps.	—	Ps.	147,144

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

18.	Leases

Financial leases

	December, 31
	2015		2014
Lease payable, short term (Note 16)	Ps.	37,702	Ps.	40,291
Lease payable, long term		32,734		26,041

	Ps.	70,436	Ps.	66,332

	Minimum lease payments				Present value of minimum lease payment
	December 31,				December 31,
	2015		2014		2015		2014
Less than one year	Ps.	40,661	Ps.	43,525	Ps.	37,702	Ps.	40,291
Greater than one year, less than five years		35,913		28,323		32,734		26,041

		76,574		71,848		70,436		66,332
Less future finance charges		(6,138)		(5,516)		—		—

Present value of minimum lease payments	Ps.	70,436	Ps.	66,332	Ps.	70,436	Ps.	66,332

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

Payments recognized as cost and expense:

	Year ended December 31,
	2015		2014		2013
Costs and leasing expenses	Ps.	547,516	Ps.	412,443	Ps.	307,597

Operating lease commitments:

	December 31,
	2015		2014
Term	Buildings		Buildings
Less than one year	Ps.	92,344	Ps.	73,518
Greater than 1 year and less than 5 years		377,200		214,978
Greater than 5 years		78,383		108,078

	Ps.	547,927	Ps.	396,574

b.	Revenues from operating leases

The leases entered into by the Entity contain monthly rental payments that generally increase each year based on the INPC. At December 31, 2015 and 2014 committed future rents are as follows:

	Year ended December
Term	2015		2014
Less than a year	Ps.	—	Ps.	3,897
Greater than 1 year and less than 5 years		—		—

Total	Ps.	—	Ps.	3,897

The income for operating leases for the years ended December 31, 2015, 2014 and 2013, amounted to Ps. 1,281, Ps. 8,226and Ps. 8,698, respectively.

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

The risk of changes in the exchange rate to which the Entity is exposed because its monetary position is different from its functional currency is mitigated by contracting currency forwards through which the exchange results are compensated.

The forwards are “over the counter” entered into with financial institutions and designated as cash flow hedging instruments for a forecasted transaction (future revenue receivable in U.S. dollars) for which fluctuations in fair value are recognized in other comprehensive income in equity.

As of December 31, 2015 and 2014, the characteristics of current forward contracts are shown below:

				December 31, 2015
		Date of		Notional amount in		Fair value in
Derivative instrument	Type	Engagement	Maturity	American dollars		thousands of Mexican pesos
Forwards	Plain Vanilla	Dec/2015	12/01/2016	U.S.	(2,128)	Ps.	12,039
Forwards	Plain Vanilla	Dec/2015	17/03/2016		1,467		(315)
Forwards	Plain Vanilla	Dec/2015	15/04/2016		6,265		(1,374)
Forwards	Plain Vanilla	Dec/2015	17/05/2016		6,361		(1,410)
Forwards	Plain Vanilla	Dec/2015	16/06/2016		5,823		(1,284)
Forwards	Plain Vanilla	Dec/2015	15/07/2016		6,865		(1,509)
Forwards	Plain Vanilla	Dec/2015	17/08/2016		4,538		(992)
Forwards	Plain Vanilla	Dec/2015	14/09/2016		5,273		(1,160)
Forwards	Plain Vanilla	Dec/2015	14/10/2016		11,472		(2,512)
Forwards	Plain Vanilla	Dec/2015	17/11/2016		13,484		(2,931)
Forwards	Plain Vanilla	Dec/2015	16/12/2016		21,031		(4,597)
Forwards	Plain Vanilla	Dec/2015	17/01/2017		20,074		(4,693)
Forwards	Plain Vanilla	Dec/2015	16/02/2017		26,338		(6,093)
Forwards	Plain Vanilla	Dec/2015	16/03/2017		27,347		(6,277)
Forwards	Plain Vanilla	Dec/2015	12/04/2017		22,802		(5,251)
Forwards	Plain Vanilla	Dec/2015	17/05/2017		25,822		(5,923)

				December 31, 2015
		Date of		Notional amount in		Fair value in
Derivative instrument	Type	Engagement	Maturity	American dollars		thousands of Mexican pesos
Forwards	Plain Vanilla	Dec/2015	16/06/2017		25,728	Ps.	(5,904)
Forwards	Plain Vanilla	Dec/2015	17/07/2017		21,279		(4,903)
Forwards	Plain Vanilla	Dec/2015	17/08/2017		22,039		(5,116)
Forwards	Plain Vanilla	Dec/2015	15/09/2017		17,582		(4,116)
Forwards	Plain Vanilla	Dec/2015	17/10/2017		8,410		(1,985)
Forwards	Plain Vanilla	Mar/2015	22/01/2016		2,472		(4,516)
Forwards	Plain Vanilla	Mar/2015	17/03/2016		1,425		(2,599)
Forwards	Plain Vanilla	Mar/2015	21/04/2016		6,082		(11,093)
Forwards	Plain Vanilla	Mar/2015	19/05/2016		4,675		(8,512)
Forwards	Plain Vanilla	Mar/2015	23/06/2016		4,846		(8,797)
Forwards	Plain Vanilla	Mar/2015	21/07/2016		5,115		(9,267)
Forwards	Plain Vanilla	Mar/2015	18/08/2016		4,292		(7,767)
Forwards	Plain Vanilla	Mar/2015	22/09/2016		4,210		(7,613)
Forwards	Plain Vanilla	Mar/2015	20/10/2016		4,400		(7,952)
Forwards	Plain Vanilla	Mar/2015	17/11/2016		2,776		(5,014)
Forwards	Plain Vanilla	Mar/2015	15/12/2016		1,358		(2,450)
Forwards	Plain Vanilla	Mar/2015	19/01/2016		1,278		(2,306)

				U.S.	340,801	Ps.	(134,192)

Recognized in profit or loss because the hedged item was recognized in results						Ps.	(4,222)

Recognized in other comprehensive income item						Ps.	(129,970)

				December 31, 2014
		Date of		Notional amount in		Fair value in
Derivative instrument	Type	Engagement	Maturity	American dollars		thousands of Mexican pesos
Forwards	Plain Vanilla	08/09/2014	16/01/2015	U.S.	4,297	Ps.	(6,755)
Forwards	Plain Vanilla	11/12/2014	12/01/2015		(70,830)		1,603
Forwards	Plain Vanilla	11/12/2014	12/01/2015		(8,808)		(191)
Forwards	Plain Vanilla	15/12/2014	12/01/2015		(3,133)		(170)
Forwards	Plain Vanilla	16/12/2014	12/01/2015		(381)		1
Forwards	Plain Vanilla	16/12/2014	12/01/2015		(1,000)		(11)
Forwards	Plain Vanilla	18/12/2014	12/01/2015		7,868		(1,147)
Forwards	Plain Vanilla	19/12/2014	12/01/2015		(3,783)		387
Forwards	Plain Vanilla	22/12/2014	12/01/2015		(1,018)		53
Forwards	Plain Vanilla	23/12/2014	12/01/2015		(7,331)		46
Forwards	Plain Vanilla	29/12/2014	12/01/2015		(754)		4
Forwards	Plain Vanilla	30/12/2014	12/01/2015		25,401		(465)

Amount recognized in results (representing the portion of the forecasted transaction that has been recognized in results)				U.S.	(59,472)	Ps.	(6,645)

At December 31, 2015 and 2014, the fair value of the forwards resulted in a liability of Ps. 134,192 and Ps. 6,645, respectively, the amount recognized as the effective portion of the hedge in comprehensive income within stockholders’ equity and results when the hedged item it is recognized for accounting purposes.

During the year ended December 31, 2015, 2014 and 2013, the Entity recognized gain for Ps. 133,387 and Ps. 63,981 and a loss of Ps. 57,650, respectively, which were recorded in the financial cost for cash flow hedges that were settled in the year.

As of May 13, 2016, fair value of these instruments has not significantly changed.

Sensitivity analysis

A sensitivity analysis was performed considering the following interest rate scenarios: +100 basis points, +50 basis points, +25 basis points, -25 basis points, -50 basis points -100 basis points. In addition to the scenarios change in basis points rate the following changes in the exchange rate for each of the above scenarios were considered: -100 Cents -50 cents -25 cents +25 cents +50 cents and +100 cents. This analysis reflects the potential gain or loss of each derivative financial instrument depending on the position that it was in at the end of December 2015, providing an overall effect on the portfolio of instruments that the Entity maintains, with the intent of reflecting static scenarios that may or may not occur.

In thousands of pesos	Fair value in December 2015	+100 pb / +100 ctvos	+50 pb / +50 ctvos	+25 pb / +25 ctvos	-25 pb / -25 ctvos	-50 pb / -50 ctvos	-100 pb / -100 ctvos
Totals	(134,192)	(464,078)	(298,243)	(215,997)	(52,825)	28,108	188,689
Variation		329,886	164,051	81,805	(81,367)	(162,300)	(322,881)

The effect would in stockholders’ equity to a movement in the interest rate by the change in fair value of derivative financial instruments shown below:

	2015
Stockholders’ equity (after tax):
	Ps.	(230,920)
+100 pb / +100 cents		(114,836)
+50 pb / +50 cents		(57,264)
+25 pb / +25 cents		56,957
-25 pb / (25 cents)		113,610
-50 pb / (50 cents)		226,017

20.	Income taxes

The Entity is subject to ISR and through December 31, 2013, to IETU.

2014 Fiscal Reform

ISR - The rate was 30 % for the years 2015, 2014 and 2013, and under the new Income Tax Law enacted in 2014 (2014 Act), the rate will continue at 30% for 2016 and subsequent years. . The Entity incurred ISR on a consolidated basis with its subsidiaries through December 31, 2013.

In December 2013, Congress approved the Mexican Tax Reform with among other things, eliminated the flat tax (“IETU”) and the tax consolidation regime. As a result of the elimination of the IETU, for accounting purposes the Entity cancelled its existing deferred IETU recorded at the date of the Mexican Tax Reform.

IETU – Beginning in 2014, the flat tax was eliminated. Accordingly, the Entity was subject to, and recognized, IETU through December 31, 2013, which is a tax based on cash flows from both income and deductions and certain tax credits in each year. The rate was 17.5%. As a result of the elimination of the tax, the Entity canceled its existing deferred IETU balances through results of year and in its financial position.

Through December 31, 2013, income tax incurred was the higher of regular income tax (“ISR”) and IETU. Beginning January 1, 2014, income tax is solely ISR.

From 2008, the IMPAC Law was eliminated; however, in certain circumstances, recovery of IMPAC paid in the ten years immediately preceding that in which for first time ISR is paid is permitted, in the terms of the law.

a.	The income taxes are as follows:

In the consolidated statements of financial position:

	December 31,
	2015		2014
Assets:
Deferred income tax—Total long-term	Ps.	27,250	Ps.	118,047

Liabilities:
Current ISR	Ps.	27,149	Ps.	67,990
Deferred income tax		378,546		3,800

Current	Ps.	405,695	Ps.	71,790

In the consolidated statements of income and other comprehensive income (loss):

	Year ended 31 December
	2015		2014		2013
ISR:
Current	Ps.	133,880	Ps.	195,270	Ps.	73,315
Prior year true-up		12,075		8,986		—

Total current income tax		145,955		204,256		73,315

Effect of deferred taxes for the year		504,269		12,777		53,842

Total ISR		650,224		217,033		127,157

IETU:
Cancellation liabilities previous years		—		—		(136)
Deferred		—		—		(66,092)

Total IETU		—		—		(66,228)

Income taxes expense	Ps.	650,224	Ps.	217,033	Ps.	60,929

b.	The reconciliation of the statutory income tax rate and the effective rate, expressed as a percentage of income before taxes is:

	Year ended December 31, 2015
	Amount		Rate %
Income (loss) before income taxes	Ps.	1,925,756
Current		145,955
Deferred		504,269

Total income taxes		650,224	33.7%
Add (deduct) effects of permanent differences, mainly nondeductible expenses		(9,010)	(0.5)%
Inflationary effects		15,349	0.8%
Equity method in joint ventures		(26,834)	(1.4)%
Exempt salaries		(40,001)	(2.0)%
Effects of estimating costs on customer advances		(4,215)	(0.2)%
Others		(7,786)	(0.4)%

Statutory rate	Ps.	577,727	30.00%

	Year ended December 31,
	2014
	Amount		Rate %
Income before income taxes	Ps.	662,858
Current		204,256
Deferred		12,777

Total income taxes		217,033	32.7%
Add (deduct) effects of permanent differences, mainly nondeductible expenses and non-taxable income		(7,225)	(1.1%)
Inflationary effects		29,404	4.4%
Foreign exchange not subject to income tax		(744)	(0.1%)
Equity method in joint ventures		(2,317)	(0.3%)
Exempt salaries and profit sharing provisions		(35,077)	(5.3%)
Others		(2,216)	(0.3%)

Statutory rate	Ps.	198,858	30%

	Year ended December 31, 2013
	Amount		Rate %
Income before income taxes	Ps.	494,891	—
Current		73,315
Deferred		53,842
Cancellation of deferred IETU		(66,228)

Total income taxes		60,929	12.3%
Add (deduct) effects of permanent differences, mainly nondeductible expenses and non-taxable income		(7,802)	(1.5%)
Inflationary effects		11,491	2.3%
Equity method in joint ventures		39,605	8.0%
Effect of modification of tax rates from fiscal reform		51,084	10.3%
Profit of derivative instruments recognized in comprehensive income		(6,589)	(1.3%)
Others		(251)	(0.1%)

Statutory rate	Ps.	148,467	30%

c.	Income taxes recognized in other comprehensive income:

	Year ended 31 December
Deferred tax	2015		2014		2013
Retirement benefit cost	Ps.	265	Ps.	(4,777)	Ps.	2,525
Effect on financial instruments treated as cash flow hedges		(38,991)		(277)		(6,411)

Total income tax recognized in other comprehensive income	Ps.	(38,726)	Ps.	(5,054)	Ps.	(3,886)

d.	Based on its analysis of future taxable income, the Entity has not recognized Ps.11,944 in deferred income tax assets as it does not believe it probable it will generate sufficient taxable income to recover the benefits from such assets.

As of December 31, 2015 and 2014, the main items comprising the balance of deferred ISR asset (liability) are:

	December 31,
	2015		2014
Deferred tax assets:
Advances from customer	Ps.	(443,531)	Ps.	(856,006)
Estimated cost Art. 30		(1,350,046)		—
Purchases abroad		(71,223)		(41,224)
Accrued expenses		(7,278)		(4,312)
Provisions		(826,311)		(490,999)
Labor obligations		(54,933)		(46,835)
Others		(7,502)		—
Financial instruments		(58,445)		—
Recoverable IMPAC		(1,971)		(3,138)
Tax loss carryforwards		(55,778)		(136,624)
PTU provision		(13,356)		(20,528)

	Ps.	(2,890,374)	Ps.	(1,599,666)

Deferred tax liabilities
Cost and estimated earnings in excess of billings	Ps.	3,177,847	Ps.	1,380,393
Contract billings		1,307		1,507
Prepaid expenses		4,205		3,854
Revenues on estimated cost		15,649		11,434
Provisions for doubtful assets		11,944		8,718
Fixed assets (net)		29,835		38,692
Estimated cost Art. 30		—		40,499
Others		883		322

Total liabilities	Ps.	3,241,670	Ps.	1,485,419

Deferred tax liability (asset), net	Ps.	351,296	Ps.	(114,247)

Deferred tax assets	Ps.	27,250	Ps.	118,047

Deferred tax liabilities	Ps.	378,546	Ps.	3,800

e.	The movements of assets and deferred income tax liability are as follows:

	December 31,
	2015		2014		2013
Beginning net asset balance	Ps.	(114,247)	Ps.	(121,970)	Ps.	(105,834)
Income tax applied to results		504,269		12,777		(12,250)
Income tax applied to other comprehensive income		(38,726)		(5,054)		(3,886)

Ending net asset balance asset	Ps.	351,296	Ps.	(114,247)	Ps.	(121,970)

f.	In accordance with Mexican income tax law, tax losses from prior year may be carried forward, restated for inflation, against taxable income generated in the next ten years.

The amount of the Entity’s tax loss carry forwards for income tax purposes and recoverable IMPAC for which the deferred tax effects have been recognized, respectively can be restated and recovered according to the procedures established by applicable law. Expiration dates and restated amounts as of December 31, 2015, are as follows:

Year of	Tax loss		Recoverable
Expiration	carry forwards		IMPAC
2016	Ps.	—	Ps.	7,567
2017		—		5,643
2022		31		—
2023		181,780		—
2024		57		—
2025		38		—

	Ps.	181,906	Ps.	13,210

During the year ended December 31, 2015 tax losses carry forwards were amortized in the amount of Ps. 271,591.

g.	The balances of stockholders’ equity tax at December 31, 2015, 2014 and 2013 are as follows:

	December 31,
	2015		2014		2013
Contributed capital account	Ps.	1,642,558	Ps.	1,706,215	Ps.	1,639,331
Net tax profit account		520,458		392,545		168,634

Total	Ps.	2,163,016	Ps.	2,098,760	Ps.	1,807,965

21.	Commitments and contingencies

a.	Lawsuits and litigation - At December 31, 2015, the Entity was subject to labor legal proceedings and claims, against various Entity subsidiaries, which have their origin in the ordinary course of business. Management and legal advisers do not expect the Entity’s results of operations and financial condition as described in its consolidated financial statements will be materially impacted by the resolution of these matters.

b.	Tax lawsuits - As of the date hereof, the Entity is in the process of settling several tax disputes before the relevant authorities. Given that these disputes relate to the return or recovery of taxes paid by the Entity before filing such claims, it does not expect to pay any additional amounts in the event it does not obtain favorable resolutions of such matters.

c.	Performance guarantees. In the normal course of its operations, the Entity is required to guarantee its performance on its construction contracts, by means of letters of credit or bonds that guarantee compliance with its contracts or the quality of work performed. At December 31, 2015 the Entity has issued letters of credit in favor of its customers of U.S. $ 168,3626.

In addition at December 31, 2015, the Entity has also taken out bonds, mostly in favor of its customers, of Ps. 5,201,649, and U.S. $447,338.

22.	Risk management

a.	Significant accounting policies

Details of significant accounting policies and methods adopted (including the criteria for recognition, valuation and the basis of recognition of related income and expenses) for each class of financial asset, financial liability and equity instrument are disclosed in Note 4.

b.	Categories of financial instruments and risk management policies

The main categories of financial instruments are:

		December 31,
		2015	2014
Financial Assets	Risk classification
Cash	Credit	Ps. 45,956	Ps.77,888
Cash equivalent	Credit and exchange rate	1,299,801	3,589,659
Customers(1)	Credit and exchange rate	648,948	1,321,239
Due from related parties(1)	Credit and exchange rate	99,790	62,804
Other accounts receivable	Credit and exchange rate	113,286	67,607

(1)	Cost and estimated earnings in excess of billings on uncompleted contracts is not considered a financial instrument, therefore it is not included.

		December 31,
		2015		2014
Financial liabilities	Risk classification
Derivative financial instruments	Exchange rate and liquidity	Ps.	81,625	Ps.	6,645
Long-term derivative financial instruments	Exchange rate and liquidity		52,567		—
Notes payable	Interest rate, Exchange rate and liquidity		1,515,941		638,313
Trade account payable	Exchange rate and liquidity		2,971,401		2,383,038
Other accounts payable	Exchange rate and liquidity		2,968,211		1,779,525
Due to related parties	Exchange rate and liquidity		826,864		84,128
Long-term leasing agreements	Exchange rate and liquidity		32,734		26,041

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

The Entity is exposed to price risk, mainly for the following activities:

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

Interest rate risk management - This risk principally stems from changes in the future cash flows of debt entered into a variable interest rates (or with short-term maturity and presumable renewal) as a result of fluctuations in the market interest rates. The purpose of managing this risk is to lessen the impact in the cost of the debt due to fluctuations in such interest rates. To mitigate this risk, the Entity enters into financial derivatives which ensure fixed interest rates, establish maximum limits (ceilings) or narrow fluctuation bands for interest payments, relative to a substantial portion of any debt affected by such risk.

The risk is managed by the Entity maintaining an appropriate mix between fixed rate loans and variable rate, and the use of hedging contracts and interest rate futures contract interest rate. Hedging activities are evaluated regularly to align with interest rate risk and defined; ensuring that the most profitable coverage strategies are applied.

Given its debt position as of the reporting periods presented herein, management of the Entity does not consider that its interest rate risk is significant related to its financial position, operations and cash flows.

The administration of the Entity considers its interest rate risk is not significant in relation to its financial position, operations and flows.

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

For the year ended December 31, 2015, approximately 66% of consolidated revenues were expressed in foreign currencies, mainly U.S. dollars. An appreciation of the Mexican peso against the U.S. dollar would reduce the dollar denominated revenues when expressed in pesos, whereas a depreciation of the peso against the U.S. dollar would increase the dollar denominated revenues when expressed in pesos.

For the year ended December 31, 2015, 2014 and 2013, approximately 57%, 74% and 43%, respectively, of the construction backlog was denominated in foreign currencies, and approximately 43%, 31% and 21%, respectively, of accounts receivable were denominated in foreign currencies. At December 31, 2015, 2014 and 2013, approximately 66%, 61% and 40%, respectively, of consolidated financial assets were denominated in foreign currencies. Moreover, at December 31, 2015, 2014 and 2013, roughly 16%, 9% and 42%, respectively, of the debt was expressed in foreign currency. A depreciation in the value of the Mexican peso against the dollar will increase the peso value of costs, expenses and obligations denominated in U.S. dollars, unless they were denominated in the same currency as the source of payment. For the year ended at December 31, 2014, the Mexican peso had a 18% depreciation against the U.S. dollar compared to the exchange rates at the end of 2014.

Foreign currency sensitivity analysis - The following sensitivity analyses are based on an instantaneous and unfavorable change in exchange rates which affect the foreign currencies in which the Entity’s debt is expressed. These sensitivity analyses cover all the assets and liabilities denominated in foreign currency, as well as its derivative financial instruments. Sensitivity is determined by applying the hypothetical exchange rate change to its outstanding debt and making adjustments due to such fluctuations for the debt which is hedged by the financial derivatives.

As of December 31, 2015, a hypothetical, instantaneous and unfavorable change of 100 Mexican cents to the currency exchange rate applicable to the Entity’s debt, including derivative financial instruments only for hedging purposes, would have resulted in an estimated exchange loss of approximately Ps. 13 million.

The foreign currency position of the Entity is as follows:

	Liabilities		Assets
	December 31,		December 31,
Currency	2015	2014	2015	2014
U.S. dollars	385,618	341,759	372,022	266,242
Euros	2	66	1,459	208

The exchange rates prevailing at the date of the financial statements were as follows:

	December 31
	2015	2014
U.S. dollar exchange rate:
Interbank	Ps.17.3398	Ps.14.7348
Euro exchange rate	18.7873	17.9264

a.	As of May 13, 2016, the issuance date of the 2015 financial statements, the interbank FIX rate was Ps. 17.9915.

d.	Credit risk

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

Claims are occasionally filed against customers for additional project costs which exceed the contract price or for amounts which were not included in the original contract price, including modification orders. This type of claim is filed for issues such as delays attributable to the customer, higher unit prices or the modification of the initial project scope, thereby resulting in additional indirect or direct costs. These claims are often subject to long arbitration or legal processes or procedures involving external experts, meaning that it is difficult to accurately forecast when they will be definitively resolved. When this occurs and it has unresolved claims, the Entity can invest significant amounts of working capital in projects to cover excess costs while claims are resolved. Regarding particular modification orders, the Entity can reach an agreement with the customer regarding the work scope, albeit without determining the final price. In this case, the opinion of external experts may be required to appraise unfavorable prices determined outside the Entity’s control. As of December 31, 2015 and 2014 the Entity had an allowance for doubtful accounts of Ps. 0 and Ps. 3,937 related to commercial contracts and accounts receivable, respectively.

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

The following table details the remaining contractual maturity of the Entity’s non-derivative financial liabilities, together with agreed repayment periods. This table has been prepared based on the projected non-discounted cash flows of financial assets and liabilities at the date on which the Entity must make payments. The table includes cash flows projected capital expenditures as financial debt included in the statement of financial position interests. To the extent that the interest is at variable rates, the undiscounted amount is derived from the curves in the interest rate at the end of the reporting period. Contractual maturity is based on the earliest date when the Entity must make the respective payment.

As of December 31, 2015	Up to 1 year		Up to 2 years		Up to 3 years		Up to 4 years		Total
Notes payable	Ps.	1,515,941	Ps.	—	Ps.	—	Ps.	—	Ps.	1,515,941
Suppliers		2,971,401		—		—		—		2,971,401
Other accounts payable		2,968,211		—		—		—		2,968,211
Due to related parties		826,864		—		—		—		826,864
Derivative financial instruments		81,625		52,567		—		—		134,192
Long-term leases		—		20,380		13,717		1,816		35,913

Total	Ps.	8,364,042	Ps.	72,947	Ps.	13,717	Ps.	1,816	Ps.	8,452,522

As of December 31, 2014	Up to 1 year		Up to 2 years		Up to 3 years		Up to 4 years		Total
Notes payable	Ps.	638,313	Ps.	—	Ps.	—	Ps.	—	Ps.	638,313
Suppliers		2,383,038		—		—		—		2,383,038
Other accounts payable		1,779,525		—		—		—		1,779,525
Due to related parties		84,128		—		—		—		84,128
Derivative financial instruments		6,645		—		—		—		6,645
Long-term leases		—		21,987		4,698		1,637		28,322

Total	Ps.	4,891,649	Ps.	21,987	Ps.	4,698	Ps.	1,637	Ps.	4,919,971

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

Some of the Entity’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used):

Financial assets and liabilities	Fair value at		Fair value hierarchy	Valuation models and key inputs	Significant unobservable inputs	Relation of unobservable inputs to fair value
	Diciembre 31,
	2015	2014
Foreign currency forward contracts (See Note 19)	Assets: Ps. 0 Liabilities: Ps. 134,192	Assets: Ps. 0 Liabilities: Ps. 6,645	Level 2	Future cash flows are calculated
on the basis of exchange rates
forward (from the types of
observable change forward at the
end of the reference period) and
the rates of the forward contract,
discounted at a rate reflecting the
credit risk of various
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

The equity structure is essentially managed through the maintenance of adequate levels of Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), which is calculated in the following manner:

	For the year ended at December 31
	2015		2014		2013
Operating income	Ps.	2,041,120	Ps.	728,762	Ps.	390,879
Depreciation and amortization		147,126		139,785		110,565
Interest expense in cost of sales		28,177		31,554		24,531

EBITDA	Ps.	2,216,423	Ps.	900,101	Ps.	525,975

b.	At December 31, 2015 and 2014 the share capital is variable, with a fixed minimum of Ps. 270 and is divided into two social parts (Series A and Series B). The series A represents 51% of the capital and can only be acquired by Mexican citizens. Series B represents 49% of the capital and subscription is free. As of December 31, 2015, 2014 and 2013 capital is as follows:

	Series	Amount		Amount
Partner	Class	2015		2014
Ingenieros Civiles Asociados, S.A. de C.V. (1)	“A”	Ps.	173,310	Ps.	479,310
Fluor Daniel México, S. A.	“B”		166,514		460,514

Historical value		Ps.	339,824	Ps.	939,824

(1) As mentioned in Note 1, the owner of the shares “A”, until December 2014, was CICASA.

c.	At the stockholders’ ordinary general meeting in March 30, 2015, the stockholders approved an increase to the legal reserve for Ps21,772

d.	At the stockholders’ ordinary general meeting in March 30, 2015, the stockholders declared dividends of Ps. 223,000, which have been fully paid.

e.	At the stockholders’ extraordinary general meeting on November 3, 2015, the stockholders approve a reimbursement of capital of Ps. 600,000 of which Ps. 100,000 have been paid as of December 31, 2015 and 200,000 in January 2016, pending payment 300,000.

f.	At the stockholders’ ordinary general meeting on April 21, 2014, the stockholders agreed to increase the legal reserve of Ps. 15,126.

g.	At an extraordinary shareholders’ meeting held on December 17, 2013, the shareholders agreed to increase the variable capital of the Entity via a cash contribution of Ps. 600,000.

h.	At the stockholders’ extraordinary general meeting on September 30, October 14 and December 2013 the stockholders declared dividends of Ps. 50,000, Ps. 600,000 and Ps. 300,000, respectively, which have been fully paid.

i.	Stockholders’ equity, except restated paid-in capital and tax retained earnings will be subject to income tax at the rate in effect upon distribution. Any tax paid on such distribution may be credited against annual and estimated income tax of the year in which the tax on dividends is paid and the following two fiscal years, against the exercise tax and interim payments.

j.	Retained earnings include the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2015 and 2014, the legal reserve is Ps. 94,863 and Ps. 73,091, respectively.

24.	Other comprehensive income

Other comprehensive income is as follows:

	Actuarial losses for labor obligations						Effect of foreign currency translation						Valuation of cash flow hedges						Total
	Amount		Taxes		Total		Amount		Taxes		Total		Amount		Taxes		Total		Amount		Taxes		Total
Balances at January 1 2013	Ps.	(48,688)	Ps.	10,169	Ps.	(38,519)	Ps.	(42)	Ps.	12	Ps.	(30)	Ps.	21,965	Ps.	(6,590)	Ps.	15,375	Ps.	(26,765)	Ps.	3591	Ps.	(23,174)
Reclassification during the year		—		—		—		—		—		—		(21,965)		6,590		(15,375)		(21,965)		6,590		(15,375)
Movements of the year		(5,539)		(2,525)		(8,064)		(329)		99		(230)		925		(278)		647		(4,943)		(2,704)		(7,647)

Balances at December 31, 2013		(54,227)		7,644		(46,583)		(371)		111		(260)		925		(278)		647		(53,673)		7,477		(46,196)
Reclassification during the year		—		—		—		—		—		—		(925)		278		(647)		(925)		278		(647)
Movements of the year		(23,903)		4,777		(19,126)		9,917		—		9,917		—		—		—		(13,986)		4777		(9,209)

Balances at December 31, 2014		(78,130)		12,421		(65,709)		9,546		111		9,657		—		—		—		(68,584)		12,532		(56,052)
Reclassification during the year		—		—		—		—		—		—		—		—		—		—		—		—
Movements of the year		(7,670)		(392)		(8,062)		27,992		(111)		27,881		(129,970)		38,991		(90,979)		(109,648)		38,488		(71,160)

Balances at December 31, 2015	Ps.	(85,800)	Ps.	12,029	Ps.	(73,771)	Ps.	37,538	Ps.	—	Ps.	37,538	Ps.	(129,970)	Ps.	38,991	Ps.	(90,979)	Ps.	(178,232)	Ps.	51,020	Ps.	(127,212)

The gain on cash flow hedges represents the changes in fair value of cash flow hedges disclosed in Note 19. These relate mainly to exchange rate hedges, linked to liabilities in the statement of financial position and future commitments of transactions; the instruments are designated as hedging instruments.

Effects of foreign currency translation represents the effects of converting the financial information of foreign operations from functional currency to reporting currency.

Actuarial losses for labor obligations represents remeasurement effects on employee benefits under defined benefit plans.

25.	Non-controlling interest in consolidated subsidiaries

Non-controlling interest is as follows:

	Year ended December 31
	2015		2014		2013
Capital stock	Ps.	2	Ps.	2	Ps.	2
Retained earnings		19		15		8
Profit for the year		5		4		7
Actuarial gains and losses		(4)		(4)		(2)

	Ps.	22	Ps.	17	Ps.	15

Changes in non-controlling interest are generally from the participation of the non-controlling interest holder in the results of the subsidiaries and dividends.

26.	Other income

Other income is as follows:

	Year ended December 31,
	2015		2014		2013
Gain on disposal of fixed assets	Ps.	1,349	Ps.	827	Ps.	1,045
Gain on tax recovery		239		—		424

	Ps.	1,588	Ps.	827	Ps.	1,469

27.	Transactions and balances with related parties

All of the companies mentioned below belong to the same group of partners (Empresas ICA, S. A. B. de C. V. and Fluor Corporation Inc.) and all related party transactions are of the same business nature as the Entity’s.

a.	As of December 31, 2015 and 2014 due from and due to related parties is as follows:

	December, 31
	2015		2014
Accounts receivable:
Empresas ICA, S. A. B. C. V.	Ps.	19,681	Ps.	19,681
Constructora Nuevo Necaxa, S. A. de C. V.		10,176		10,176
ICA Risk Management Solutions Agent Insurance and Surety, S.A. de C.V.		7,277		1,472
ICA Infrastructure, S. B. C. V.		52		52
Ethylene XXI Contractors, S.A.P.I. de C.V.		179,656		146,078
Ethylene XXI Services, B.V.		—		1,295
Fluor Enterprises, Inc.		—		1,728
Interim Project Solutions, S. R. L. V. C.		237		147
Fluor Canada, LTD.		342		10

Total	Ps.	217,421	Ps.	180,639

	December, 31
	2015		2014
Accounts payable:
Ingenieros Civiles Asociados, S. A. de C. V.	Ps.	260,185	Ps.	28,811
Constructoras ICA, S. A. de C. V.		379		379
Grupo ICA, S. A. de C. V.		2,330		—
ICA Ingeniería, S.A. de C.V.		2,134		56
Prefab and Transport, S.A. de C.V.		1,885		—
Caribbean Thermal Electric, LLC.		522		443
Dominican Republic Combined Cycle, LLC.		34		29
Fluor Daniel Mexico, S. A.		342,625		26,263
Fluor Daniel Latin America, Inc.		73,172		10,738
Fluor Daniel Technical Services, Inc.		—		3,054
Fluor Enterprises, Inc.		134,851		—
Ameco Services, S. de R. L. de C. V		8,186		14,355
TRS International Group, S. de R. L. de C.V.		561		—

Total	Ps.	826,864	Ps.	84,128

As of December 31, 2015 and 2014, accounts receivable and accounts payable with related parties are comprised of unsecured current account balances which bear no interest and are payable in cash in 30 days, except for royalties payable to Fluor Daniel México, S. A. and Ingenieros Civiles Asociados, S. A. de C. V., which are payable within 15 days of the quarter-end in the case of royalties, as well as are dividends, provided the Entity’s cash flow so allows.

Terms of related party agreements may vary based on negotiations with each party. Based on the Entity’s past experience, management does not believe there are any items of doubtful recovery with respect to its related party receivables.

b.	Transactions with related parties, carried out in the ordinary course of business were as follows:

	Year ended December 31,
	2015		2014		2013
Revenues:
Engineering Services (1)	Ps.	175,393	Ps.	338,688	Ps.	473,814
Other income		35,751		18,250		17,614

	Ps.	211,144	Ps.	356,938	Ps.	491,428

Expenses:
Services received (5) and (6)	Ps.	911,914	Ps.	493,405	Ps.	713,652
Royalties (2) and (3)		707,991		358,843		269,941
Equipment rental (4)		88,290		99,871		59,415
Other expenses		2,299		191		228

	Ps.	1,710,494	Ps.	952,310	Ps.	1,043,236

The Entity has executed the following contracts with related parties, generating the aforementioned transactions:

1)	Engineering services agreements with several related parties for several projects, the terms of which depend on the execution of the work and which are subject to annual reviews when material changes in the established prices are expected.

2)	Royalty agreement with Fluor Daniel México, S. A., effective from 1999, which specifies payment of a royalty for the use of trademarks equal to 1.5% of certain construction revenues. The agreement is for an indefinite term.

3)	Royalty agreement with Ingenieros Civiles Asociados, S. A. de C. V., effective from 1999, which specifies payment of a royalty for the use of trademarks equal to 1.5% of certain construction revenues. The agreement is for an indefinite term.

4)	Lease agreement with Ameco Services, S. de R. L. de C. V. for machinery, equipment, tools, and services. The lease is for a compulsory ten-year term commencing in October 1998. The agreement automatically renews on an annual basis.

5)	In August 2010, the Entity executed a services agreement with TRS International Group, S. de R. L. de C. V., its maturity depends on project requirements.

6)	In December 2010, the Entity executed an engineering services agreement with Fluor Daniel Latin America, Inc. for the El Boleo project, the period of which depends on work performance. Annual reviews are performed whenever established prices are subject to significant changes.

28.	Employee benefits

The liability for employees derives from the pension plan, seniority premiums and payments at the end of employment to employees upon retirement, are determined based on actuarial computations made by external actuaries, using the projected unit credit method. Seniority premiums consist of a single payment equal to 12 day’s salary for each year of service based on the employee’s most recent salary, but without exceeding twice the current minimum wage established by law, and the pension plan consists of a single payment of 3 months salary plus 20 days per year worked based on the last salary.

The plans in Mexico typically expose the Entity to actuarial risks such as: investment risk, interest rate risk, longevity risk and salary risk.

Investment risk	The present value of the defined benefit plan liability is calculated using a discount rate determined by reference to long- term government bond yields, and if the return on the plan assets is below this rate, a deficit will be created in the plan. Currently the plan has a relatively balanced investment in variable income securities, debt instruments and real estate investments. Due to the long-term nature of the plan assets, the managing board of the pension fund considers it appropriate to invest a reasonable portion of the plan assets in variable income securities and in the real estate sector to maximize the fund’s profitability.

Interest rate risk	A decrease in the bond interest rate will increase the plan liability; however, this will be partially offset by an increase in the return on the plan’s debt investments.

Longevity risk	The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.

Salary risk	The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plan’s liability.

The most recent actuarial valuation of the defined benefit obligation were carried out at December 31, 2015 by Willis Towers Watson, which employs actuaries certified by the Colegio Nacional de Actuarios de Mexico. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

The main assumptions used for the purposes of the actuarial valuations were as follows:

	December 31,
	2015	2014	2013
Discount for present value of labor benefits	7.00%	6.75%	7.00%
Salaries increase	5.50%	5.50%	5.50%

The amounts recognized in other comprehensive income in relation to these defined benefit plans are as follows:

	Year ended December 31,
	2015		2014		2013
Service cost:
Current service cost	Ps.	34,133	Ps.	32,135	Ps.	27,711
Net interest expense		20,338		16,377		15,929

Components of defined benefit cost recognized in results		54,471		48,512		43,640

	Year ended December 31,
	2015		2014		2013
Remeasurement of the net defined benefit liability:
Return on plan assets (excluding amounts recorded in financial expenses)		4,917		5,230		2,234
Actuarial gains or losses from demography hypothesis		—		—		2,937
Actuarial gains or losses from financial hypothesis		(10,525)		9,621		(18,231)
Actuarial gains or losses from experience adjustments		13,702		9,052		18,599

Components of defined benefit cost recognized in other comprehensive income		8,094		23,903		5,539

Total	Ps.	62,565	Ps.	72,415	Ps.	49,179

The current service cost and the net interest expense for the year are included in the employee benefits expense in results. For the years ended December 31, 2015, 2014 and 2013 Ps. 54,471, Ps. 48,512 and Ps. 43,640 respectively, have been included in the consolidated income statement as cost of sales and administrative expenses.

The remeasurement of the net defined benefit liability is included in other comprehensive income. The following information shows a detail of the most significant plans of the Entity.

Amounts included in the consolidated statement of financial position arising from the entity’s obligation related to defined employees benefit are as follows:

	December 31,
	2015		2014		2013
Present value of funded defined benefit obligation	Ps.	(506,751)	Ps.	(458,831)	Ps.	(400,062)
Fair value of plan assets		143,836		156,008		164,692

Net liability from defined benefits obligation	Ps.	(362,915)	Ps.	(302,823)	Ps.	(235,370)

Changes in present value of the obligation for defined employee’s benefits during the period were as follow:

	Year ended December 31,
	2015		2014		2013
Present value of the obligation for defined employees benefits at January 1	Ps.	458,831	Ps.	400,062	Ps.	354,874
Current service cost		34,133		32,135		27,711
Interest cost		29,893		26,980		22,395
Remeasurement adjustments:
Actuarial gains or losses from demography hypothesis		—		—		2,937
Actuarial gains or losses from financial hypothesis		(10,525)		9,621		(18,230)
Actuarial gains or losses from experience adjustments		13,702		9,052		18,599
Benefits paid		(19,283)		(19,019)		(8,224)

Present value of the obligation for defined employees benefits at December 31	Ps.	506,751	Ps.	458,831	Ps.	400,062

Changes in the present value of plan assets in the period:

	Year ended December 31,
	2015		2014		2013
Initial balance of plan assets at fair value	Ps.	156,008	Ps.	164,692	Ps.	108,403
Interest income		9,554		10,602		6,467
Re-measurement gain (loss):
Efficiency of plan assets (excluding amounts recognized in financial cost)		(4,917)		(5,230)		(2,234)
Employer contributions		—		1,580		59,214
Benefits paid		(16,809)		(15,636)		(7,158)

Total plan assets at fair value	Ps.	143,836	Ps.	156,008	Ps.	164,692

As of December 31, 2015, 2014 and 2013 plan assets are invested in government securities.

The actuarial assumptions to determine the defined obligation are: the discount rate and the salary increase. The following sensibility analysis is determined based on reasonable changes that could occur at the end of the period, keeping constant all other variables:

•	If the base discount rate increases 100 points, the obligation for defined benefit would be decrease by Ps. 38,523.

•	If the base discount rate decreases 100 points, the obligation for defined benefit would increase by Ps. 44,527.

•	If the salary rate were to increase by 1%, the obligation for defined benefit would increase by Ps. 42,906.

•	If the salary rate were to decrease by 1%, the obligation for defined benefit would decrease Ps. 37,745.

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

There was no change in the process followed by the Entity to manage its risks from prior periods.

The average duration of the benefit obligation as of December 31, 2015 and 2014 was 7.95 and 8.87 years respectively.

Defined contribution plans:

As part of the employee benefits, the Entity has defined contribution plans covering all employees under which the Entity contributes a maximum of 12.5% of each employee’s annual salary.

At December 2015, 2014 and 2013, the Entity has established a fund to which it contributes to cover the defined contribution plan which amounts to Ps. 45,224 and Ps. 47,082, and Ps. 39,494, and is invested in deposits financial institutions at market interest rate. The amount of contributions to the plan during the years ended December 31, 2015, 2014 and 2013 was Ps. 0 and Ps. 6,153 and Ps. 8,804, respectively.

29.	Construction cost

a.	Cost of sales from continuing operations consist of the following:

	Year ended December 31,
	2015		2014		2013
Direct cost	Ps.	16,628,498	Ps.	8,300,761	Ps.	6,799,340
Indirect cost		3,989,050		2,343,368		2,177,080

	Ps.	20,617,548	Ps.	10,644,129	Ps.	8,976,420

b.	Costs and expenses for depreciation, amortization and employee benefits are as follows:

	Year ended December 31, 2015
			Indirect
	Direct cost		cost		Total
Wages and salaries	Ps.	1,490,163	Ps.	1,190,059	Ps.	2,680,222
Construction materials inventory		7,353,162		—		7,353,162
Rent and depreciation		351,990		91,753		443,743
Financing		28,177		—		28,177
Subcontractors		5,470,248		—		5,470,248
Administrative Services		—		1,078,511		1,078,511
Others		1,934,758		1,628,727		3,563,485

	Year ended December 31, 2014
			Indirect
	Direct cost		cost		Total
Wages and salaries	Ps.	1,095,316	Ps.	881,061	Ps.	1,976,377
Construction materials inventory		4,110,151		—		4,110,151
Rent and depreciation		348,160		68,234		416,394
Financing		31,554		—		31,554
Subcontractors		2,138,823		—		2,138,823
Administrative Services		—		272,649		272,649
Others		576,757		1,121,424		1,698,181

	Year ended December 31, 2013
			Indirect
	Direct cost		cost		Total
Wages and salaries	Ps.	1,322,502	Ps.	600,384	Ps.	1,922,886
Construction materials inventory		2,857,013		—		2,857,013
Rent and depreciation		241,316		37,347		278,663
Financiang		24,532		—		24,532
Subcontractors		1,776,470		—		1,776,470
Administrative Services		—		641,024		641,024
Others		577,507		898,325		1,475,832

30.	Non-cash transactions

During the years ended December 31, 2015, 2014 and 2013, the Entity carried out the following transactions, which did not generate or utilize cash and thus are not presented in the cash flows:

	2015		2014		2013
Purchases of fixed assets under finance leases	Ps.	47,382	Ps.	37,489	Ps.	45,410
Fair value derivative financial instruments		(129,970)		(925)		(21,040)
Unpaid capital reimbursement		500,000		—		—

31.	Subsequent events

On April 20, 2016, an accident occurred in the PMV project Revamp, contracted with Petroquimica Mexicana de Vinilo, S.A. de C. V. Negotiations will begin with the client to define how to proceed with respect to the portion of the contract not yet finalized. As of May 13, 2016, the balance of earnings in excess of billings is estimated at Ps. 274,217 and Backlog Ps.368,712.

32.	Authorization of the issuance of the financial statements

The consolidated financial statements and prepared notes in accordance with IFRS were authorized for issue on April 29, 2016, by Eng. Juan Carlos Santos Fernández, Director General of the entity, James Robert Breuer, Director of Operations of the Entity and the C.P. Jose Luis Miranda Miranda, Entity’s Accounting and Finance Manager, and are subject to approval by the General Assembly of Shareholders of the Entity, who may be modified in accordance with the provisions of the General Law of

* * * * * *